Form 20-F
period 2001-12-31
UNILEVER PLC
filed 2002-03-28
CIK 217410

As filed with the Securities and Exchange Commission on March 28, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 DECEMBER 2001
OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ______________

Commission file number 1-4546

UNILEVER PLC
(Exact name of Registrant as specified in its charter)

ENGLAND
(Jurisdiction of incorporation or organization)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American shares (evidenced by Depositary Receipts)	New York Stock Exchange

each representing four Ordinary Shares

Ordinary Shares of the nominal amount of 1.4p each	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
 None
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of class)

The total number of outstanding shares of the Registrant’s capital at the close of the period covered by the Annual Report was 2 911 458 580

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 of 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes No

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17 Item 18

UNILEVER ANNUAL REPORT
& ACCOUNTS 2001 AND FORM 20-F

Meeting everyday needs
of people everywhere

UNILEVER 2001

A TRULY MULTI-LOCAL MULTINATIONAL

Unilever is dedicated to meeting the everyday needs
of people everywhere. Around the world our Foods and
Home & Personal Care brands are chosen by many millions
of individual consumers each day. Earning their trust,
anticipating their aspirations and meeting their daily
needs are the tasks of our local companies. They bring
to the service of their consumers the best in brands and
both our international and local expertise.

Unilever’s Corporate Purpose
Our purpose in Unilever is to meet the everyday needs of
people everywhere – to anticipate the aspirations of our
consumers and customers and to respond creatively and
competitively with branded products and services which
raise the quality of life.

Our deep roots in local cultures and markets around the
world are our unparalleled inheritance and the foundation
for our future growth. We will bring our wealth of
knowledge and international expertise to the service of
local consumers – a truly multi-local multinational.

Our long-term success requires a total commitment to
exceptional standards of performance and productivity, to
working together effectively and to a willingness to embrace new ideas and learn continuously.

We believe that to succeed requires the highest standards
of corporate behaviour towards our employees, consumers
and the societies and world in which we live.

This is Unilever’s road to sustainable, profitable growth
for our business and long-term value creation for our
shareholders and employees.

Contents

CONTENTS	> 1

Cautionary Statement
This Annual Report & Accounts and Form 20-F 2001 contains forward-looking statements (within the meaning of the US Private Securities Litigation Reform Act 1995) based on our best current information and what we believe to be reasonable assumptions about anticipated developments. Words such as ‘expects’, ‘anticipates’, ‘intends’ and other similar expressions are intended to identify such forward-looking statements. Because of the risks and uncertainties that always exist in any operating environment or business, we cannot give any assurance that the expectations reflected in these statements will prove correct. Actual results and developments may differ materially depending upon, among other factors, currency values, competitive pricing, consumption levels, costs, environmental risks, physical risks, risks related to the integration of acquisitions, legislative, fiscal and regulatory developments and political and social conditions in the economies and environments where Unilever operates. You are cautioned not to place undue reliance on these forward-looking statements.

Risks and uncertainties that could cause actual results to vary from those described in our forward-looking statements include those given under the sections entitled ‘About Unilever’ on pages 7 to 10, ‘Operating Review’ on pages 11 to 27, ‘Financial Review’ on pages 28 to 33, and ‘Risk Factors’ on pages 32 and 33, to which you should refer.

Unilever Annual Report & Accounts and Form 20-F 2001

GENERAL INFORMATION	> 2

The Unilever Group
Unilever N.V. (NV) is a public limited company registered in the Netherlands, which has listings of shares or certificates (depositary receipts) of NV on the stock exchanges in Amsterdam, London and New York and in Belgium, France, Germany, Luxembourg and Switzerland.

Unilever PLC (PLC) is a public limited company registered in England which has shares listed on the London Stock Exchange and, as American Depositary Receipts, on the New York Stock Exchange.

The two parent companies NV and PLC, together with their group companies, operate as nearly as is practicable as a single entity (the Unilever Group, also referred to as Unilever or the Group). NV and PLC and their group companies constitute a single group under Netherlands and United Kingdom legislation for the purposes of presenting consolidated accounts. Accordingly, the accounts of the Unilever Group are presented by both NV and PLC as their respective consolidated accounts.

Publications
This publication is produced in both Dutch and English and comprises the full Annual Report and Accounts for 2001 of NV and PLC. This document complies with the Netherlands and the United Kingdom regulations. It also forms the NV and PLC Annual Reports on Form 20-F to the Securities and Exchange Commission in the United States for the year ended 31 December 2001, and cross references to Form 20-F are set out on page 117. It is made available to all shareholders who request or elect to receive it, and on the website at www.unilever.com .

The separate publication, ‘Unilever Annual Review 2001’, containing a Summary Financial Statement with figures expressed in euros, with translations into pounds sterling and US dollars, is also published in Dutch and English. It is a short form document that is prepared in accordance with the United Kingdom regulations for Summary Financial Statements. The Unilever Annual Review 2001 is mailed to all registered shareholders and to other shareholders who are either entitled or have asked to receive it, and is also made available on the website at www.unilever.com .

Accounting policies
Unilever’s principal accounting policies are described on pages 51 to 53. Unilever complies with United Kingdom Financial Reporting Standard 18, which requires that the most appropriate accounting policies are selected in all circumstances.

Reporting currency and exchange rates
From 1 January 2000, Unilever adopted the euro as its principal reporting currency. Details of the change are explained on page 11. The effect of exchange fluctuations means that the trends shown may differ significantly from those previously shown in sterling.

Details of key exchange rates used in preparation of these accounts are given on page 93, together with Noon Buying Rates in New York for the equivalent dates.

Wherever used in this report, the abbreviation BEIA
refers to profit measures before exceptional items and
amortisation of goodwill and intangibles. Unilever believes
that reporting profit measures before exceptional items
and amortisation of goodwill and intangibles (BEIA)
provides additional information on underlying earnings
trends to shareholders. The term BEIA is not a defined
term under UK, Netherlands or US Generally Accepted
Accounting Principles (GAAP) and may not therefore be
comparable with similarly titled profit measurements
reported by other companies. It is not intended to be a
substitute for or superior to standard GAAP measurements
of profit. Please refer also to ‘Basis of reporting and
discussion’ on page 11.

€ is used in this report to denote amounts in euros.

£ and p are used in this report to denote amounts in
pounds and pence sterling respectively.

Fl. is used in this report to denote amounts in Dutch
guilders.

$ is used in this report to denote amounts in United States
dollars, except where specifically stated otherwise.

The brand names shown in italics in this report are trade
marks owned by or licensed to companies within the
Unilever Group.

Unilever Annual Report & Accounts and Form 20-F 2001

Financial highlights

FINANCIAL HIGHLIGHTS	> 3
at current rates of exchange

Combined earnings per share and dividends

	Ordinary €0.51 shares of NV(a)			Ordinary 1.4p shares of PLC
	2001	2000	1999	2001	2000	1999

Basic earnings per share	€1.82	€1.07	€2.63	€0.27	€0.16	€0.39
				16.96p	9.79p	26.01p

Basic earnings per share BEIA	€3.55	€3.21	€2.83	€0.53	€0.48	€0.42
				33.15p	29.34p	27.96p

Diluted earnings per share	€1.77	€1.05	€2.57	€0.27	€0.16	€0.39
				16.51p	9.55p	25.36p

Dividend per share(b)	€1.56	€1.43	€1.27	14.54p	13.07p	12.50p

Combined earnings per share and dividends for shares traded on the New York Stock Exchange
(on a UK/Netherlands GAAP basis) in USdollars
	New York €0.51 shares of NV(a)			5.6p American Depositary Receipts of PLC
	2001	2000	1999	2001	2000	1999

Basic earnings per share	$1.63	0.99	$2.80	$0.98	$0.59	$1.68

Basic earnings per share BEIA	$3.18	$2.96	$3.01	$1.91	$1.77	$1.81

Diluted earnings per share	$1.58	$0.96	$2.73	$0.95	$0.58	$1.64

Dividend per share(c)(d)	$1.38	$1.25	$1.19	$0.84	$0.76	$0.76

(a)	For NV share capital, the euro amounts shown above and elsewhere in this document are representations in euros on the basis of Article 67C Book 2 Dutch Civil Code, rounded to two decimal places, of underlying share capital in Dutch guilders, which have not been converted into euros in NV’s Articles of Association. Until conversion formally takes place by amendment of the Articles of Association the entitlements to dividends and voting rights are based on the underlying Dutch guilder amounts.
(b)	Dividends of NV were declared and paid in guilders for 1999 and in euros for 2000 and 2001. For the purposes of this comparison, values have been translated at the official conversion rate of €1.00 = Fl. 2.20371, and rounded to two decimal places. Full details of dividends for the period 1997 to 2001 are given on page 116.
(c)	Rounded to two decimal places.
(d)	Actual dividends payable for 2001 on NV New York shares and American Depositary Receipts of PLC may differ from those shown above, which include final dividend values calculated using the rates of exchange ruling on 13 February 2002 (€1.00 = $0.8747, £1.00 = $1.4331).

Unilever Annual Report & Accounts and Form 20-F 2001

CHAIRMEN’S STATEMENT	> 4
MAINTAINING THE MOMENTUM

>	Leading brands grow by 5.3%
>	Operating margin BEIA of 13.9% is a new record
>	Cash flow from operations increases to €7.5 billion
>	Bestfoods integration progressing on target
>	Two-divisional structure allows sharper business focus
>	Earnings per share BEIA grows 12.2%

It is our pleasure to report to you on a year of substantial progress towards the goals set in our Path to Growth strategy announced in February 2000. Leading brands grew by 5.3% for the year and operating margin BEIA rose to 13.9% compared to 12.0% in 2000. We are on track to reach our 2004 goals of 5% to 6% overall growth and an operating margin of at least 16% of sales.

The past year has shown the great strength of our business and demonstrated our ability to execute substantial change. We have made excellent progress with the integration of Bestfoods, implemented our new divisional structure and dealt effectively with a more challenging business environment. Our performance is a testimony to the strength of our brands and particularly to the excellence of our people.

Our new divisional structure of Foods and Home & Personal Care is already accelerating the execution of our business plans. The integration of research into the divisions has strengthened our capability to deliver more and bigger innovations to fuel brand growth.

There was a strong focus on increased cash generation throughout the business. Cash from operations increased to €7.5 billion compared with €6.7 billion in 2000. The divestment programme generated a further €3.6 billion in the year. Net debt was reduced by €3.3 billion.

Earnings per share BEIA grew by 12.2%. On a one-year basis, our Total Shareholder Return (TSR) put us into the top third of our peer group of 21 companies. However, over a three-year period we were positioned 15th in this group. Our target remains a sustained top third TSR ranking.

Path to Growth progress
We can report good progress on all aspects of our Path to Growth strategy. We are focused increasingly on driving the growth of our leading brands and dealing with other brands in ways which will create value for shareholders. We are finding innovative ways of pleasing the consumer and stretching our leading brands into new categories to create space to grow them faster. Leading brands now account for 84% of total turnover and are expected to account for 95% by 2004.

In 2001, exceptional restructuring costs of €1.6 billion have been charged. Further progress has been made in reshaping the supply chain to support our brands and increase margins. Since the inception of Path to Growth, 59 plants have been sold or closed and our global buying programme has produced incremental savings of €1.2 billion.

A number of important divestments were completed in 2001, notably Elizabeth Arden, Bestfoods Baking Company, Unipath and the brands sold in connection with the acquisition of Bestfoods. The proposed divestment of DiverseyLever was announced in November 2001.

Unilever people
2000 and 2001 were years when we welcomed a large number of talented people into the business but had to part with many others. People across the business were engaged in reawakening the spirit of enterprise, in which trust and transparency form the foundation of team building. Throughout Unilever those teams were challenged to identify key areas where we must progress to successfully meet our targets. Remuneration systems were redesigned to reward exceptional achievement and delivery of shareholder value.

This was a year which made enormous demands on our people. They responded magnificently, remaining focused on markets and customers, and growing the business. Moreover, we integrated the businesses acquired in 2000 and coped with organisational change and restructuring programmes. This was an exceptional challenge to which our colleagues responded in an outstanding manner. Without exceptional team work, this could not have been achieved successfully and we thank everyone for showing a real spirit of enterprise.

Brands and regions
In Foods we have seen a marked increase in both growth and profitability through the year. This has been broad-based across brands and geography, with notable performances coming from Europe and our global ice cream business. There were excellent contributions from the businesses acquired in 2000 and the integration of Bestfoods has proceeded well with the synergy benefits being delivered ahead of plan.

In Home & Personal Care there was good progress in our mass businesses with particularly strong contributions from skin, hair and deodorants and a robust performance from laundry. These were partly offset by a decline in Prestige fragrances.

Unilever Annual Report & Accounts and Form 20-F 2001

Report of the Directors

CHAIRMEN’S STATEMENT	> 5

Underlying sales grew by 4% in Europe. Growth was broad-based and included a strong contribution from Central and Eastern Europe. It was particularly pleasing to see sales of spreads and cooking products growing by 4.6% fuelled by the success of pro•activ, Bertolli and the roll-out of Culinesse.

In North America there were excellent performances from ice cream and Slim•Fast. Our Home and Personal Care brands across the skin, hair and deodorant categories all performed strongly.

In Asia and Pacific, sales grew by 6% with a strong performance in Japan, including the successful launch of Dove hair care. In India, the more focused brand portfolio delivered improved growth and profitability.

In Africa, Middle East and Turkey and in Latin America, a key feature of the year has been our determination to move prices to recover devaluation-driven cost increases. Underlying sales grew by more than 5% in these regions.

Responsible corporate behaviour
In 2001, Unilever published its first Social Review spelling out our approach to corporate social responsibility. We encourage all our people to play a positive part in the communities in which they live and work.

We updated Unilever’s Code of Business Principles because we believe that our reputation for high corporate standards is a key asset which needs to be fresh and living throughout our business. The Code is printed in full on the following page.

Our environmental strategy is publicly available and we are committed to tracking our performance against specific targets. We made significant progress in developing guidelines for sustainable production of crops which are key to our foods business and are working towards the sourcing of all fish for our business from sustainable sources by 2005. The number of our local partnerships in the Global Nature Fund’s Living Lakes initiative grew to 11.

The way ahead
In 2001 a step-up in the growth of our leading brands, a record operating margin, strong cash flow and the continued reshaping of our portfolio all provide confidence about the strategy we have put in place and our ability to deliver – on time and in full. Our task in the year ahead is to maintain the momentum notwithstanding a weaker world economy. In 2002 we are planning to sustain the growth of the leading brands reinforced by those of Bestfoods and to again deliver low double-digit earnings growth. Our confidence comes from the momentum developed in 2001, and from the energy and enthusiasm which is alight in the Unilever team.

Antony Burgmans	Niall FitzGerald
Chairmen of Unilever

Unilever Annual Report & Accounts and Form 20-F 2001

OUR CODE OF BUSINESS PRINCIPLES	> 6

Standard of Conduct
We conduct our operations with honesty, integrity and openness, and with respect for the human rights and interests of our employees. We shall similarly respect the legitimate interests of those with whom we have relationships.

Obeying the Law
Unilever companies and our employees are required to comply with the laws and regulations of the countries in which we operate.

Employees
Unilever is committed to diversity in a working environment where there is mutual trust and respect and where everyone feels responsible for the performance and reputation of our company.

We will recruit, employ and promote employees on the sole basis of the qualifications and abilities needed for the work to be performed. We are committed to safe and healthy working conditions for all employees. We will not use any form of forced, compulsory or child labour. We are committed to working with employees to develop and enhance each individual’s skills and capabilities. We respect the dignity of the individual and the right of employees to freedom of association. We will maintain good communications with employees through company-based information and consultation procedures.

Consumers
Unilever is committed to providing branded products and services which consistently offer value in terms of price and quality, and which are safe for their intended use. Products and services will be accurately and properly labelled, advertised and communicated.

Shareholders
Unilever will conduct its operations in accordance with internationally accepted principles of good corporate governance. We will provide timely, regular and reliable information on our activities, structure, financial situation and performance to all shareholders.

Business Partners
Unilever is committed to establishing mutually beneficial relations with our suppliers, customers and business partners. In our business dealings we expect our business partners to adhere to business principles consistent with our own.

Community Involvement
Unilever strives to be a trusted corporate citizen and, as an integral part of society, to fulfil our responsibilities to the societies and communities in which we operate.

Public Activities
Unilever companies are encouraged to promote and defend their legitimate business interests. Unilever will co-operate with governments and other organisations, both directly and through bodies such as trade associations, in the development of proposed legislation and other regulations which may affect legitimate business interests. Unilever neither supports political parties nor contributes to the funds of groups whose activities are calculated to promote party interests.

The Environment
Unilever is committed to making continuous improvements in the management of our environmental impact and to the longer-term goal of developing a sustainable business. Unilever will work in partnership with others to promote environmental care, increase understanding of environmental issues and disseminate good practice.

Innovation
In our scientific innovation to meet consumer needs we will respect the concerns of our consumers and of society. We will work on the basis of sound science applying rigorous standards of product safety.

Competition
Unilever believes in vigorous yet fair competition and supports the development of appropriate competition laws. Unilever companies and employees will conduct their operations in accordance with the principles of fair competition and all applicable regulations.

Business Integrity
Unilever does not give or receive whether directly or indirectly bribes or other improper advantages for business or financial gain. No employee may offer, give or receive any gift or payment which is, or may be construed as being, a bribe. Any demand for, or offer of, a bribe must be rejected immediately and reported to management.

Unilever accounting records and supporting documents must accurately describe and reflect the nature of the underlying transactions. No undisclosed or unrecorded account, fund or asset will be established or maintained.

Conflicts of Interests
All Unilever employees are expected to avoid personal activities and financial interests which could conflict with their responsibilities to the Company. Unilever employees must not seek gain for themselves or others through misuse of their positions.

Compliance – Monitoring – Reporting
Compliance with these principles is an essential element in our business success. The Unilever Boards are responsible for ensuring these principles are communicated to, and understood and observed by, all employees.

Day-to-day responsibility is delegated to the senior management of the regions and operating companies. They are responsible for implementing these principles, if necessary through more detailed guidance tailored to local needs.

Assurance of compliance is given and monitored each year. Compliance with the Code is subject to review by the Boards supported by the Audit Committee of the Boards and the Corporate Risk Committee.

Any breaches of the Code must be reported in accordance with the procedures specified by the Joint Secretaries. The Boards of Unilever will not criticise management for any loss of business resulting from adherence to these principles and other mandatory policies and instructions.

The Boards of Unilever expect employees to bring to their attention, or to that of senior management, any breach or suspected breach of these principles.

Provision has been made for employees to be able to report in confidence and no employee will suffer as a consequence of doing so.

Unilever Annual Report & Accounts and Form 20-F 2001

Report of the Directors

ABOUT UNILEVER	> 7

Description of business
Unilever is one of the world’s leading suppliers of fast moving consumer goods in foods, household care and personal product categories.

Business structure
Since January 2001 our operations have been organised into two global divisions – Foods and Home & Personal Care (HPC) – headed by Division Directors. This structure allows improved focus on foods and home and personal care activities at both the regional and global levels. It allows for faster decision making and strengthens our capacity for innovation by more effectively integrating research into the divisional structure.

These global divisions’ operations are organised into businesses on a regional basis, with the exception of DiverseyLever and Prestige within HPC and the global businesses of Ice Cream and Frozen Foods and Foodservice within the Foods Division. They are headed by Business Presidents who are responsible for the profitability of their regional and global businesses. These businesses remain the driving force behind Unilever, comprising as they do the operating companies which provide the key interface with customers and consumers, allowing quick response to the needs of local markets.

Foods
Oil and dairy based foods and bakery
We are the category leader in margarine and related spreads in most countries in Europe and North America. We sell spreads, oils and cooking fats in more than 100 countries.

Important brands in these markets are Becel (the Netherlands), Flora (UK), Fruit d’Or (France), Rama (Germany) and Country Crock and Take Control (US). We are category leader in branded olive oil in many countries in Western Europe and North America, our most important international brand being Bertolli.

In July 2001 we sold the Bestfoods Baking Company to George Weston Ltd for a debt free price of €1.9 billion.

Ice cream and beverages
We are the world’s leading producer of ice cream, with sales in more than 90 countries worldwide. Important household names are Algida, Langnese, Ola and Wall’s in Europe and Ben & Jerry’s, Good Humor and Breyers in the United States. Ice cream products such as Carte d’Or, Cornetto, Magnum, Solero, and Viennetta are brands sold internationally as part of local or international household brands.

We are the largest seller of packet tea in the world, with important positions in packet tea and tea-related drinks in many regions through our Lipton and Brooke Bond brands. Lipton is the world’s leading brand in tea and iced tea. Sales of ready-to-drink teas are growing throughout Europe, North America and East Asia. We have a joint venture with PepsiCo Inc., which markets ready-to-drink products in North America and Mexico.

Culinary and frozen foods
As a result of our acquisition of Bestfoods in October 2000 we are the global leader in the Culinary category. Knorr is now Unilever’s biggest brand, with well over €2.3 billion of sales, in over 100 countries. Its product range covers soups, bouillons, sauces, snacks, noodles and complete meals. Hellmann’s is our third biggest foods brand and has market leadership in mayonnaise in Brazil, the United Kingdom, the United States and many other countries.

We have significant pasta sauce businesses in Mexico, North America and the United Kingdom under the Ragú brand. We also sell bouillons and other cooking aids in Europe, North America, Australasia, Egypt and sub-Saharan Africa. In the United Kingdom, Colman’s is a significant brand in meal sauces and condiments and Amora and Maille in France are important brands covering condiments, mayonnaise and vinegar-based products which also have sales in a number of European countries. Salad dressings, spices and seasonings are marketed in the United States under the Wishbone and Lawry’s brands.

In May 2001, following the approval of the European Commission, we completed the sale of our dry soup and sauces business in Europe to the Campbell Soup Company for a debt free price of €1 billion. These included the Blå Band brand in Denmark, Finland and Sweden, the Batchelors brand in the United Kingdom, the McDonnels brand in Ireland, the Oxo brand in Belgium, Ireland and the United Kingdom, the Royco brand in Belgium, France and Portugal and Bestfoods’ Lesieur range of mayonnaise products in France. The businesses were divested as a result of undertakings given to the European Commission in connection with the acquisition of Bestfoods in October 2000.

We are the leading producer of frozen foods in Europe, under the Findus brand in Italy, Birds Eye brand in the United Kingdom and Iglo brand in most other European countries. In October 2001 we completed the sale of our North American seafood business, which comprised the Gorton’s business in the United States and the BlueWater business in Canada, to Nippon Suisan (USA), Inc. for $175 million (€198 million) in cash.

Home & Personal Care
Home care and professional cleaning
We are one of the global leaders in the domestic and professional home care markets. In the home care sector our products have been developed to meet the diverse requirements of consumers to clean and care for their homes and clothes. In laundry, they include tablets for convenience, traditional powders and liquids for soaking, washing by hand and by machine. In developing and emerging markets, soap bars are available for lower income consumers. In household care our products are designed to tackle most cleaning and hygiene needs around the home.

Our home care brands are available in over 100 countries, many of them holding leading market positions. Our home care brands include, internationally, Omo, Surf, Skip, all, Comfort, Wisk, Cif, Domestos and, in the UK, Persil.

Unilever Annual Report & Accounts and Form 20-F 2001

ABOUT UNILEVER	> 8

DiverseyLever provides professional cleaning and hygiene products and services to customers in over 60 countries. The business holds leading positions in major sectors such as hospitality, foodservice, health care and food and beverage production. On 20 November 2001 we announced a definitive agreement to sell DiverseyLever to Johnson Wax Professional. The total value of the transaction to Unilever is $1.6 billion (€1.75 billion). Unilever will retain a one-third holding in the combined business for five years. The transaction, which is subject to regulatory approval and normal consultative procedures, is expected to be completed in the first half of 2002.

Personal care
We are the world leader in skin cleansing, deodorants and anti-perspirants. In skin cleansing our most international brands include Lux, Dove and Lifebuoy. Rexona, Impulse and Degree are the key brands in deodorants and anti-perspirants while Axe/Lynx is the leading international brand in the male personal care range.

We have important market shares in toothpastes, skin care and hair products in many countries. Toothpastes are sold widely under the Signal, Close-up and Mentadent brands. In skin care, products are sold internationally under the Pond’s, Vaseline and Fair and Lovely brands. Hair shampoos are available internationally under the Sunsilk, Seda, Organics and Timotei brands. We hold leading positions in North America where the key brands are Suave, ThermaSilk, Salon Selectives and Finesse.

Our Prestige fragrances business is one of the world’s largest. We sell a number of fragrances under the Calvin Klein name, including Obsession, Eternity and Escape. In addition, in recent years cK one and cK be have been introduced to appeal to the youth market. The designer fragrance brands Cerruti, Lagerfeld, Chloé and Valentino, together with Nautica, Vera Wang and BCBG fragrance, complete our extensive portfolio.

In December 2001 we sold Unipath Ltd, our women’s health diagnostics subsidiary, to Inverness Medical Innovations Inc. of Waltham, Massachusetts USA for £103 million (€166 million) in cash.

Other operations
To support our consumer brands, we own palm oil plantations in the Democratic Republic of Congo, Côte d’Ivoire, Ghana and Malaysia and tea plantations in India, Kenya and Tanzania.

Technology and innovation
All Unilever research and development is now aligned with our leading brands. Our Path to Growth strategy requires us to exploit the potential of these brands to the full, so our investment is now aimed at fewer, larger projects.

In 2001 we spent €1 178 million (2000: €1 187 million; 1999: €935 million) on research and development: 2.3% of our turnover. Examples of recent significant projects include the development of: Culinesse, a high-performance, easy-to-use liquid cooking product; a new spread made with fresh cheese launched as Rama Crême Bonjour in a number of Eastern European countries; new technology for Dove shampoo and new formats such as Domestos/Cif easy-to-use wipes. We filed 450 new patent applications.

Information technology
In 2001, we simplified and harmonised our IT systems in support of the Path to Growth.

The opening of a new European IT centre in the UK marked the completion of our global infrastructure programme. The concentration of Unilever’s IT infrastructure into a network of five centres around the world enables faster and more efficient support to the business.

Common information systems are helping us towards our goal of a harmonised European business. During the year, we continued the integration of both our systems and business processes across national boundaries.

We remain committed to deploying internet technology in support of our strategy. We are using the internet to support the development of a world-class supply chain – a programme which has achieved buying savings of €1.2 billion since its February 2000 launch. We are making purchasing and replenishment faster and easier through the development of vendor-managed inventory services, allowing suppliers to see into our systems and replenish stocks automatically.

We continued the roll-out of the Ariba on-line buying system, with launches in Europe and North America. The system will allow employees to purchase non-production items from selected suppliers at volume-negotiated prices.

During the year, we continued to develop our branded websites to help meet the needs of busy consumers.

In 2001, we were also heavily engaged in, and are now successfully completing, the integration of Bestfoods’ IT systems into a single platform for each of our operating units.

Environmental responsibility
Natural resources are essential for the production and consumption of our products. We rely particularly on agriculture, fish and water: agriculture provides three quarters of our raw materials, fish products are leading product lines for our frozen food brands and water is essential for the manufacture and use of our products. Therefore, for the future of our supply chain – and the wider environment – we are committed to working towards sustainability in these three areas.

In 2001, we made considerable advances in our pioneering initiative to develop standards for sustainable agriculture. Following extensive international pilot projects, we drafted provisional guidelines for sustainable tea and palm oil production. We are now working on guidelines for peas, spinach and tomatoes.

During the year, we included sustainably sourced white fish in our frozen foods for the first time. Products including this fish now carry the Marine Stewardship Council logo. This is

Unilever Annual Report & Accounts and Form 20-F 2001

Report of the Directors

ABOUT UNILEVER	> 9

another step towards our target of sourcing all fish from sustainable stocks by 2005.

In water care, we continued to work to secure safe, sustainable water resources. We published, and widely promoted, the SWIM (Sustainable Water and Integrated Catchment Management) guidelines. These provide a practical framework for working with partners on water stewardship schemes.

In 2000, which is the most recent year for which we have data, our targets on environmental management were largely achieved. We continued to reduce the environmental impact of all our key performance indicators, including water, energy and carbon dioxide. We met four of six challenging eco-efficiency targets in our manufacturing operations. This was achieved with an increase in production tonnage. During 2001, we introduced new software tools to allow us to collect and publish environmental data more swiftly.

Operational responsibility for environmental issues rests with the operating companies and with individuals responsible for the particular Unilever facility. They are supported by our environmental decision-making committee, the Unilever Environment Group (UEG). This is Unilever’s leading body for making recommendations addressing environmental issues. It is chaired by the Corporate Development Director and made up of representatives from Business Groups and safety, health and environmental experts. Its role is to develop strategies to continuously improve Unilever’s environmental performance and to communicate its recommendations to Unilever facilities worldwide.

In pursuing our environmental strategy, we work closely with external interest groups. For example, our sustainable agriculture initiative is based on performance indicators devised following extensive stakeholder involvement and its progress is monitored by an independent board of experts. Our sustainable fish and water care initiatives are also rooted in partnerships.

For the third consecutive year we topped our industry sector in the Dow Jones Sustainability World Indexes.

Our Environment Report is available at www.unilever.com .

Responsible corporate behaviour
Responsible corporate behaviour is central to Unilever’s business management and is part of the remit of our Corporate Development Director.

In 2001, we made our approach to corporate social responsibility more explicit with the publication of our first international Social Review, which can be viewed at www.unilever.com . The review maps out how we interact with society and the many different stakeholders with an interest in our business. Learning from this first Review, and from the many reporting initiatives in this area, work is underway to update the information during 2002.

Unilever’s commitment to high standards of corporate behaviour is spelt out in our Code of Business Principles, which is set out on page 6. The Code sets the framework for our operational standards, covering issues such as employee health and safety, product quality, relations with governments, ethical behaviour and environmental impact. It is applicable worldwide and is designed to have practical value to our employees in the day-to-day management of our business: each employee must follow these principles in the spirit as well as the letter. In 2001, we updated the Code in line with the evolving standards expected of international companies. The new Code is being rolled out in 2002.

Debate about the appropriate extent of corporate social responsibility has continued. By meeting the needs of consumers worldwide, Unilever’s branded products and services help to raise living standards and improve quality of life. Our operations add value by efficiently processing raw materials and effectively marketing and distributing our brands. This value is then shared among our many stakeholders worldwide including shareholders, employees, suppliers and governments. Communities also benefit through our voluntary contributions. In 2001, we spent approximately €57 million on community programmes, focusing on projects that improve healthcare, raise levels of education and encourage local economic, environmental and cultural activity.

Competition
We have a wide and diverse set of competitors in our consumer goods businesses. Many of our competitors also operate on an international scale, but others have a narrower regional or local focus.

Competition is intense and challenging. We aim to compete and give value to our consumers and customers in three ways:

>	by continually developing new and improved products;
>	by sharing our innovations and concepts with our businesses all around the world; and
>	by striving to lower the cost of our sourcing, manufacturing and distribution processes whilst still maintaining, and improving, the quality of our products.

We support efforts to create a more open competitive environment through the liberalisation of international trade. We also support the fuller implementation of the Single European Market and inclusion of other European countries in the European Union.

Exports
We sell our products in nearly all countries throughout the world and manufacture in many of them. Inside the European Union we make many of our products in only a few countries, for sale in all of them.

We also export a wide range of products to countries where we do not make them. We often use this export trade to develop new markets before building local manufacturing facilities, usually through our facilities in neighbouring countries.

Unilever Annual Report & Accounts and Form 20-F 2001

ABOUT UNILEVER	> 10

Seasonality
Certain of our businesses, such as ice creams and prestige fragrances, are subject to significant seasonal fluctuations in sales. However, Unilever operates globally in many different markets and product categories. No individual element of seasonality is likely to be material to the results of the Group as a whole.

People

year end in thousands	2001	2000	1999	1998	1997

Europe	71	80	74	80	82

North America	22	39	22	23	23

Africa, Middle East
and Turkey	49	48	50	59	60

Asia and Pacific	85	84	71	72	74

Latin America	38	44	29	31	30

Total	265	295	246	265	269

We are committed to building an enterprise culture: one that acts as a springboard for individual and business success.

To help build this culture, in 2001, we ran a series of challenging international events for both rising and established managers. At these workshops, people worked on their collective behaviours against stretching business targets. Subsequently, local events were used to build this culture.

We reshaped our business, moving to a divisional structure and integrating the research and development functions into the divisions. In line with our strategy, these changes will allow us to direct our efforts more effectively behind our leading brands. The programme of disposals announced in 2000 as part of our brand focus, and the planned synergy savings from the Bestfoods integration, have both progressed well. These initiatives led to a reduction of some 30 000 staff over the year. We remain committed to dealing openly and fairly with all those affected.

Our leadership development focuses on building the skills required to achieve our business goals. In 2001, we extended the Leaders into Action pilot programme to a wider group of managers. The programme, which is part-residential and part-online, includes personal, business and community elements.

We also successfully launched ‘open job posting’. By communicating management vacancies company-wide, this system ensures that selection is fair and transparent. It was rolled out globally early in 2002.

In 2001, we extended the Reward for Growth programme and as a result over 6 000 managers worldwide qualify for executive share options and a new global variable pay scheme linked to growth. It is planned to extend the variable pay scheme to a further 15 000 employees.

Related party transactions
Other than those disclosed in these accounts, there were no related party transactions that were material to the Group or to the related parties concerned that require to be reported in 2001 or the preceding two years. Transactions with related parties are conducted in accordance with the transfer pricing policies described on page 53 and consist primarily of sales to joint ventures. Information concerning guarantees given by the Group is stated in note 23 on page 75 and under ’Mutual guarantee of borrowings’ on page 109.

Intellectual property
We have a large portfolio of patents and trademarks, and we conduct some of our operations under our patents or under licences which are based on patents or trademarks owned or controlled by others. We are not dependent on any one patent or group of patents. We use our best efforts to protect our brands and technology.

Description of our properties
We have interests in properties in most of the countries where there are Unilever operations, however, none is material in the context of the Group as a whole. The properties are used predominantly to house production and distribution activities and as offices. There is a mixture of leased and owned property throughout the Group. There are no environmental issues affecting the properties which would have a material impact upon the Group. The directors take the view that any difference between the market value of properties held by the Group and the amount at which they are included in the balance sheet is not significant. See the schedule of principal group companies and fixed investments on page 97 and details of tangible fixed assets in note 10 on page 65.

Legal and arbitration proceedings
We are not involved in any legal or arbitration proceedings and do not have any obligations under environmental legislation which we expect to lead to a loss material in the context of the Group results. None of our directors or officers are involved in any such material legal proceedings against us.

Government regulation
Unilever businesses are governed, in particular, by national laws designed to ensure that their products may be safely used for their intended purpose and that their labelling and advertising complies in all respects with relevant regulations. The introduction of new products and ingredients and processes is, specifically, subject to rigorous controls. Unilever businesses are further regulated by data protection and anti-trust legislation. Important regulatory bodies include the European Commission and the US Food and Drug Administration.

Unilever Annual Report & Accounts and Form 20-F 2001

Report of the Directors

OPERATING REVIEW – HIGHLIGHTS	> 11

Basis of reporting and discussion
The commentary throughout this operating review is, unless otherwise indicated, based on the results of the Group including acquisitions made each year, at constant rates of exchange and before exceptional items and amortisation of goodwill and intangibles (BEIA). It is also based on Total turnover and Total operating profit. The term ‘Total’ means Group turnover (and operating profit) plus Unilever’s share of the turnover (and operating profit) of joint ventures, net of Unilever’s share of any sales to those joint ventures already included in the Group figures.

Our accounting policies are based on United Kingdom generally accepted accounting principles (GAAP) and Netherlands GAAP which differ in certain respects from United States GAAP. The principal differences are described on page 95. We have shown reconciliations to net income and capital and reserves under US GAAP on pages 94 and 95.

Reporting currency and exchange rates
From 1 January 2000, Unilever adopted the euro as its principal reporting currency. For the years prior to the introduction of the euro on 1 January 1999, euro values have been derived by converting values previously reported in guilders using the official conversion rate announced on 31 December 1998 of €1.00 = Fl. 2.20371. The effect of exchange fluctuations over time means that the trends shown may differ significantly from those previously shown in sterling and from those which would arise if these euro amounts had been translated from the historic sterling accounts.

Foreign currency amounts for results and cash flows are translated from underlying local currencies into euros using annual average exchange rates; balance sheet amounts are translated at year-end rates except for the ordinary capital of the two parent companies. These are translated at the rate prescribed by the Equalisation Agreement of £1 = Fl. 12, and thence to euros at the official rate of €1.00 = Fl. 2.20371 (see Control of Unilever page 107).

To eliminate the effect of exchange rate fluctuations in the following discussion, we have expressed certain of our key year-on-year comparisons at constant rates of exchange. This means using the annual average rates for the prior year. For each two-year period, the year-on-year comparisons in euros are the same as those which would arise if the results were shown in sterling or US dollars at constant exchange rates.

For the reporting of 2000 at current exchange rates, the results of the Bestfoods business acquired on 4 October of that year were translated at the average rates of exchange for the last quarter of 2000. In the constant rate comparisons for 2001 included in the Operating Review on pages 14 to 27, the results for all parts of the Group have been translated at average rates of exchange for the full year to 31 December 2000. This means that the 2000 results in these comparative tables will differ in some cases from the values translated at current rates of exchange.

Details of exchange rates used in preparation of these accounts and of the noon buying rates against the US dollar are given on page 93.

2001 results compared with 2000
Total turnover increased by 11% to €53 400 million. This increase was the result of an acquisition impact of 12%, a disposal impact of (5)% and underlying growth of 4%.

Total operating profit BEIA increased by 28% to €7 416 million, and total operating margin BEIA rose to an historic high of 13.9% from 12.0% in 2000. The improvement in margin primarily reflects the ongoing contribution from Path to Growth restructuring and procurement savings and the successful integration of Bestfoods.

Total operating profit increased by 60% to €5 360 million, being primarily the net impact of acquisitions and disposals offset by an increase in the amortisation charge.

Exceptional items
Exceptional items for the year were €620 million, which includes €1 564 million of restructuring investment and profits on disposals of €944 million. Of the latter, €828 million relates to the profit on the sale of the brands to secure regulatory approval for our acquisition of Bestfoods and €116 million in respect of the sale of Unipath. Associated costs included in operating profit were €393 million for the year.

The exceptional items incurred in the year primarily relate to the Path to Growth programme we announced on 22 February 2000 to accelerate growth and expand margins, and to restructuring arising from the integration of Bestfoods. The aggregate cost of these programmes is estimated to be €6.2 billion, the majority of which is expected to be exceptional. The €828 million profit on the sale of brands to secure regulatory approval for the acquisition of Bestfoods is not part of this amount.

Unilever Annual Report & Accounts and Form 20-F 2001

OPERATING REVIEW – HIGHLIGHTS	> 12

Details of movements in all restructuring provisions are given in note 18 on page 73.

Under US GAAP, certain of the restructuring charges in each year would not have been recognised until certain additional criteria had been met, and would then have been included as a charge in subsequent years. Details of the US GAAP adjustments relating to the restructuring charges are given on pages 94 and 95.

Amortisation of goodwill and intangibles
The amortisation charge was €1 436 million compared with €435 million in 2000. This includes €1 186 million for Bestfoods. The increase arises because 2001 includes a full year charge for acquisitions made part way through 2000.

2000 results compared with 1999
Total turnover increased by 7% to €44 224 million at constant 1999 exchange rates. Of the increase, 5% related to the net impact of acquisitions and disposals in the year, and there was underlying volume growth of 2%, double the rate of growth achieved in 1999.

Total operating profit BEIA increased by 16% for the year. Of this increase, 7% related to the impact of acquisitions and the remainder reflects benefits arising from restructuring.

Total operating margin BEIA was at an historic high of 12.1%.

Total operating profit decreased by 27% as a result of significant exceptional items and an increase in the amortisation charge of €371 million as a result of acquisitions in the year.

Exceptional items
Included in operating profit in 2000 was a €1.8 billion exceptional charge and €100 million of associated costs in relation to the Path to Growth programme, €1.1 billion relating to restructuring and €0.7 billion for other items, principally business disposals. The key disposals were the European bakery business, which gave rise to a profit of €149 million and the sale of Elizabeth Arden, completed in January 2001, which gave rise to the recognition of a loss of €742 million after writing back goodwill which was charged direct to shareholders’ funds on the acquisition of the business in 1989. Exceptional items also include approximately €100 million in relation to restructuring arising from the integration of Bestfoods.

Amortisation of goodwill and intangibles
The amortisation charge increased by €371 million to €394 million as a result of the significant acquisitions made during the year. Of the charge for the year, €274 million related to Bestfoods.

Acquisitions and disposals
No significant acquisitions were made during 2001. In 2000 we made 20 acquisitions, of which the most important were:

>	Bestfoods – Foods international
>	Amora Maille – Culinary products in France
>	Ben & Jerry’s – Ice cream primarily in the United States
>	Cressida – Foods and home and personal care in Central America
>	Slim•Fast – Nutritional bars and beverage products in the United States

In 2001 we disposed of 33 businesses for a total consideration of approximately €1 653 million. In addition, the Bestfoods Baking Company and other Bestfoods businesses were disposed of for a consideration of €1 968 million. The most significant disposals are detailed below.

For further information on the impact of acquisitions and disposals please refer also to the Cash Flow section of the Financial Review on page 30.

On 24 January 2001 we announced the completion of our sale of the Elizabeth Arden business for a consideration of approximately €244 million. Sales turnover of this business was approximately €600 million in 2000.

Following the approval of the European Commission, the sale of several of our European dry soups and sauces businesses to the Campbell Soup Company was completed on 4 May 2001, for a debt free price of €1 billion. These businesses were sold as a result of undertakings given to the European Commission in connection with Unilever’s acquisition of Bestfoods in 2000. Annual sales of these businesses totalled approximately €435 million, and sales for the period from 1 January 2001 to the date of disposal were approximately €190 million.

On 2 October 2001 we announced the completion of the sale of our North American seafood business to Nippon Suisan (USA), Inc., a subsidiary of Nippon Suisan Kaisha Limited for $175 million. This business included the Gorton’s business in the United States and the BlueWater Seafoods business in Canada. Together the businesses had net sales of €272 million in 2000, and sales for the period from 1 January 2001 to the date of disposal were approximately €190 million.

Unilever Annual Report & Accounts and Form 20-F 2001

Report of the Directors

OPERATING REVIEW – HIGHLIGHTS	> 13

On 20 December 2001, we completed the sale of Unipath Limited, our women’s health diagnostics business, to Inverness Medical Innovations Inc. for £103 million (€166 million) in cash.

In addition to the above disposals, on 31 July 2001 we announced the completion of the sale of the Bestfoods Baking Company to George Weston Limited for $1.77 billion. The assets and liabilities of this business, after adjustment to their proceeds of sale, were included within the balance sheet at 31 December 2000 as acquired businesses held for resale. Therefore the results of this business were not consolidated in the Group results in 2001.

On 8 January 2002, we announced a definitive agreement for the sale of our Unimills refinery business at Zwijndrecht, the Netherlands, to Golden Hope Plantations Berhad of Malaysia, for approximately €60 million in cash. This business has annual sales to third parties of approximately €130 million.

In 2000 we disposed of 27 businesses for a total consideration of approximately €642 million. Disposals included the European Bakery Supplies Business, Benedicta, a culinary business in France, and various other smaller businesses and brands.

We have also announced our intention to dispose of the following businesses:

On 31 May 2001, we announced plans to sell a number of North American food brands and related assets from the Bestfoods portfolio, primarily cooking oil products, corn starches, commodity oils and syrups. Also included in the planned sale were the Rit dye and Niagara starch fabric care brands. In total these brands have combined annual sales approaching $400 million.

On 20 November 2001, we announced an agreement to sell our DiverseyLever institutional and industrial cleaning business to Johnson Wax Professional. The total value of the transaction to Unilever is $1.6 billion (€1.75 billion). Unilever will retain a one-third holding in the combined business. Cash proceeds of the sale are expected to amount to $1 billion (€1.1 billion). Sales for the year to 31 December 2001, excluding sales of the consumer brands which Johnson Wax Professional will distribute for Unilever under a separate sales agency agreement, were approximately $1.5 billion (€1.7 billion).

Public takeover offers made by Unilever during 2001 and 2000 related to the following acquisitions:

On 14 March 2000, following a joint offer by Unilever and its subsidiary Hindustan Lever Limited (HLL) for the 34.97% of the shares in Rossell Industries Limited, India, not already owned by Unilever, Lipton India Exports Limited, a wholly owned subsidiary of HLL acquired 24.59% of the shares for a consideration of €10.4 million.

On 15 May 2000, following an all cash public tender offer, Unilever, through its US subsidiary, Conopco, Inc., acquired Ben & Jerry’s Homemade, Inc. for an aggregate consideration of €345 million.

On 4 October 2000, following an all cash public merger transaction, Unilever, through its subsidiary, Unilever United States, Inc., acquired Bestfoods for an aggregate consideration of €26 083 million.

On 23 January 2001, following an offer, made in November 2000, through its subsidiary, Hindustan Lever Limited, for the 24.62% of the shares in International Bestfoods Limited India not already owned by Bestfoods, Unilever acquired 7.99% of the shares for a consideration of €2 million.

On 31 January 2001, following an offer made in October 2000 by Unilever through its Tunisian subsidiary, Société de Cosmetiques Détergent et Parfumerie, for the 9.21% of the shares in Société de Produits Chimiques Détergents not already owned by Unilever, 8.1% of the shares were acquired for a consideration of €4 million.

On 4 December 2001, following a further joint offer by Unilever and its subsidiary, Hindustan Lever Limited, for the remaining 10.38% of the shares in Rossell Industries Limited, India, not acquired in March 2000 (see above), Lipton India Exports Limited, a wholly owned subsidiary of HLL acquired a further 6.27% of the shares for a consideration of €1.8 million, which brings the Group’s aggregate holding in Rossell Industries to 95.89%.

Unilever Annual Report & Accounts and Form 20-F 2001

OPERATING REVIEW BY REGION	> 14

Europe

2001 results compared with 2000 at current exchange rates

	€ million 2001	€ million 2000	% Change

Total turnover	20 220	19 075	6%
Total operating profit	2 710	1 715	58%

Group turnover	20 119	18 967	6%
Group operating profit	2 689	1 697	58%

2001 results compared with 2000 at constant 2000 exchange rates

	€ million 2001	€ million 2000	% Change

Total turnover	20 233	19 071	6%

Total operating profit BEIA	2 978	2 419	23%
Exceptional items	270	(561)
Amortisation of goodwill
and intangibles	(511)	(143)

Total operating profit	2 737	1 715	60%

Total operating margin	13.5%	9.0%
Total operating margin BEIA	14.7%	12.7%

Sales were ahead in the year by 6% with an underlying sales growth of 4%. Growth was broad-based and included a strong contribution from Central and Eastern Europe.

Total operating margin BEIA increased to 14.7% in Europe due to restructuring, buying and marketing-support efficiencies, and portfolio improvement.

Western Europe
The success of pro•activ, Culinesse and Bertolli in spreads and cooking products, the 4 Salti in Padella range of high-quality frozen ready meals and the expansion of Slim•Fast, led to a step-up in the growth rate for Foods. Cornetto and Carte d’Or both grew strongly through innovation, whilst in culinary there was continued momentum in Amora Maille and we started to see the strength of the Knorr brand.

In personal care, the leading brands maintained their good rate of growth, led by range extensions in Dove and Signal and by Rexona. Dove shampoo was launched in eight countries by the end of the year and the initial response has been very positive. The success of the Vaporesse ironing aid in fabric conditioners together with a solid response to a more competitive environment in fabric wash helped laundry to grow. We continued to enjoy good rates of growth in Domestos and Cif through the success of easy-to-use wipes and the launch of Domestos Bi-Actif and Domestos WC Active Mousse.

Central and Eastern Europe
We have seen strong growth, most notably leaf tea and Delmy mayonnaise in Russia, the launch of instant soups and broad-based progress in Home and Personal Care.

2000 results compared with 1999

	€ million 2000 at current rates	€ million 2000 at constant 1999 rates	€ million 1999 at 1999 rates	% Change at constant rates

Total turnover	19 075	18 677	18 131	3%

Total operating profit BEIA	2 420	2 389	2 250	6%
Exceptional items	(562)	(549)	(96)
Amortisation of goodwill
and intangibles	(143)	(140)	(7)

Total operating profit	1 715	1 700	2 147	(21)%

Total operating margin	9.0%	9.1%	11.8%
Total operating margin BEIA	12.7%	12.8%	12.4%

Western Europe
In Western Europe, our Home and Personal Care business achieved sales growth of 3%.

Progress was led by our Dove brand which grew by 18%, boosted by new range extensions. Further impetus to growth came from a range of innovative launches, including colour laundry tablets, Domestos/Cif easy-to-use wipes, Easy Iron fabric conditioner and new variants of Axe/Lynx deodorant.

Foods in Western Europe had a mixed year as sales of ice cream and beverages suffered from a poor summer season. It was a more encouraging story in the other categories, leading to overall growth of 3%. In spreads and cooking products, volumes developed favourably with the introduction of Flora/Becel pro•activ cholesterol-lowering spread. Bertolli blended olive oil spreads added momentum in the second half of the year. The culinary products business performed well, led by the continuing growth of Sizzle & Stir cooking sauces and the sales of Amora Maille which were 7% ahead of last year. In frozen foods, our 4 Salti in Padella range of high-quality ready meals brought innovation and growth to the sector. Our planned exit from low margin commodity businesses reduced sales but improved margins. Our tea business grew with the roll-out of pyramid tea bags and Lipton Tchaé.

The overall sales level in Western Europe also reflected our disposal of under-performing businesses, including the sale of our European bakery operation.

Unilever Annual Report & Accounts and Form 20-F 2001

Report of the Directors

OPERATING REVIEW BY REGION	> 15

Central and Eastern Europe
There was a modest improvement in overall market conditions. Personal care achieved high single digit volume growth, driven by deodorants and hair products. Overall, lower prices held back sales growth, as we passed on lower edible oil input costs, repositioned our spread and tea brands in Russia and responded to competitive pressures in spreads and laundry in Poland.

North America

2001 results compared with 2000 at current exchange rates

	€ million 2001	€ million 2000	% Change

Total turnover	13 880	11 708	19%
Total operating profit	1 124	189	495%

Group turnover	13 767	11 631	18%
Group operating profit	1 092	165	562%

2001 results compared with 2000 at constant 2000 exchange rates

	€ million 2001	€ million 2000	% Change

Total turnover	13 543	11 679	16%

Total operating profit BEIA	1 923	1 494	29%
Exceptional items	(281)	(1 132)
Amortisation of goodwill and intangibles	(549)	(179)

Total operating profit	1 093	183	497%

Total operating margin	8.1%	1.6%
Total operating margin BEIA	14.2%	12.8%

Sales were ahead by 16% with an underlying growth of 2%. In our Home and Personal Care mass business underlying sales growth was 2.5%, skewed towards the first half of the year, due to the phasing of innovation. There were good performances by our brands across the skin, hair and deodorant categories, notably Dove and Suave.

In Prestige fragrance our sales declined, reflecting both the sale of Elizabeth Arden and weaknesses in department stores and travel retail following the tragic events of 11 September. The decline in underlying sales reduced the overall North American growth rate by nearly 1%.

Our Foods business recorded an underlying sales growth of just over 3% for the year.

The integration of Ben & Jerry’s proceeded well and sales grew 8% in the year. This, together with strong sales of Breyers, Popsicle, Klondike and Good Humor, further strengthened our market leadership. Slim•Fast continued to expand and is now close to €1 billion sales globally. Spreads grew with the introduction of calcium variants of the Shedd’s and I Can’t Believe It’s Not Butter! ranges. In culinary products, sales were flat due to competitive activity and our focus on integration. In tea, sales declined as we focused on brand convergence and transition to our common global positioning.

Total operating margin BEIA of 14.2% reflects the benefits of portfolio change, restructuring, global procurement and marketing-support efficiencies.

2000 results compared with 1999

	€ million 2000 at current rates	€ million 2000 at constant 1999 rates	€ million 1999 at 1999 rates	% Change at constant rates

Total turnover	11 708	10 094	8 902	13%

Total operating profit BEIA	1 500	1 290	996	30%
Exceptional items	(1 132)	(977)	(126)
Amortisation of goodwill and intangibles	(179)	(149)	(1)

Total operating profit	189	164	869	(81)%

Total operating margin	1.6%	1.6%	9.8%
Total operating margin BEIA	12.8%	12.8%	11.2%

Sales rose by 13%, with a strong contribution from Bestfoods, Slim•Fast and Ben & Jerry’s. Operating margins showed a significant increase, as the benefits of restructuring, portfolio improvement and procurement savings came through. Although Bestfoods’ sales in the fourth quarter were around €100 million short of our expectations, this was largely as a result of action taken to reduce trade inventories in the United States in both the retail and foodservice channels.

In Foods, our ice cream, tea and culinary products businesses achieved good sales growth. In ice cream, the most significant contributions came from the Breyers Parlor take home range and from new Popsicle and Klondike novelties. In culinary products, Lipton meal makers, driven by Sizzle & Stir, led the advance, while Lipton Cold Brew was a key player in tea’s success. In the US, we successfully launched a creamy fruit variant of Brummel & Brown spreads.

Unilever Annual Report & Accounts and Form 20-F 2001

OPERATING REVIEW BY REGION	> 16

In Home & Personal Care, volumes grew by 4% as a result of an active and strongly supported innovation programme.

Dove, Caress and Suave led growth in personal care and in hair care we have relaunched Salon Selectives.

Our fabric care business maintained its overall market position, despite price competition, and the launch of laundry tablets began well.

In our Prestige fragrance business we sold much of the Elizabeth Arden business and launched Nautica and Calvin Klein Truth.

Africa, Middle East and Turkey

2001 results compared with 2000 at current exchange rates

	€ million 2001	€ million 2000	% Change

Total turnover	3 455	3 512	(2)%
Total operating profit	215	329	(35)%

Group turnover	3 191	3 296	(3)%
Group operating profit	203	321	(37)%

2001 results compared with 2000 at constant 2000 exchange rates

	€ million 2001	€ million 2000	% Change

Total turnover	3 843	3 499	10%

Total operating profit BEIA	422	352	20%
Exceptional items	(160)	(16)
Amortisation of goodwill and intangibles	(28)	(6)

Total operating profit	234	330	(29)%

Total operating margin	6.1%	9.4%
Total operating margin BEIA	11.0%	10.0%

Sales grew by 10% with an underlying growth of 7%. Price increases have had priority to protect margins in countries where there has been devaluation, in particular South Africa and Turkey. Growth is broad-based across our brands, with the strongest country contributions coming from South Africa, Nigeria, Ghana and Morocco. There were good performances by Omo, relaunched with an improved formulation, Close-up in West Africa, where we continue to strengthen our position in oral care, and by Dove.

Total operating margin BEIA at 11.0% is ahead of last year, reflecting focused management in challenging economic conditions.

2000 results compared with 1999

	€ million 2000 at current rates	€ million 2000 at constant 1999 rates	€ million 1999 at 1999 rates	% Change at constant rates

Total turnover	3 512	3 200	3 146	2%

Total operating profit BEIA	351	328	290	13%
Exceptional items	(16)	(18)	15
Amortisation of goodwill and intangibles	(6)	(6)	–

Total operating profit	329	304	305	–%

Total operating margin	9.4%	9.5%	9.7%
Total operating margin BEIA	10.0%	10.3%	9.2%

In Africa, Middle East and Turkey, overall sales were up by 2%, with profits increasing by 13%.

The momentum in Africa was driven by progress across all our key categories, with particularly strong performances from laundry, oral care, deodorants and culinary products. We increased the direct coverage of outlets with the roll-out of a distribution model based on our experience in rural India.

In South Africa, we introduced laundry tablets, with other innovative launches including Omo liquid bleach, Flora pro•activ and Lipton Ice Tea.

Unilever consumer product businesses are being supplied with innovative tea products from our East African plantations.

In the Middle East, sales stagnated in adverse business conditions and we concentrated on maintaining market positions.

Unilever Annual Report & Accounts and Form 20-F 2001

Report of the Directors

OPERATING REVIEW BY REGION	> 17

Asia and Pacific

2001 results compared with 2000 at current exchange rates

	€ million 2001	€ million 2000	% Change

Total turnover	8 046	8 091	(1)%
Total operating profit	880	781	13%

Group turnover	7 846	8 038	(2)%
Group operating profit	862	776	11%

2001 results compared with 2000 at constant 2000 exchange rates

	€ million 2001	€ million 2000	% Change

Total turnover	8 558	8 091	6%

Total operating profit BEIA	1 154	908	27%
Exceptional items	(166)	(109)
Amortisation of goodwill and intangibles	(41)	(19)

Total operating profit	947	780	21%

Total operating margin	11.1%	9.6%
Total operating margin BEIA	13.5%	11.2%

Total sales grew by 6% with underlying sales ahead by the same amount.

In South East Asia and Japan, sales growth exceeded 10%. Notable were: a strong performance in Japan with the successful launch of Dove shampoo; Lipton ready-to-drink tea through the alliance with Suntory; and our skin business through Dove. In South East Asia our personal care brands powered ahead in all countries led by new variants of Sunsilk, and in Indonesia there was increased market penetration for Rexona and excellent performances from Citra and Pepsodent following its relaunch.

In India, the more focused brand portfolio delivered improved growth and profitability. There were particularly strong performances by Sunsilk and Clinic in hair, Rin and Wheel in laundry, and Fair and Lovely range extensions in skin care. In Foods, sales have been flat as we have been aggressively improving margins and eliminating poor-performing brands.

In China, there was substantial progress towards profitability.

Total operating margin BEIA for the year has advanced to 13.5% reflecting the benefits of global procurement, improved Foods profitability and a stronger mix through the growth in personal care.

2000 results compared with 1999

	€ million 2000 at current rates	€ million 2000 at constant 1999 rates	€ million 1999 at 1999 rates	% Change at constant rates

Total turnover	8 091	7 277	6 725	8%

Total operating profit BEIA	909	830	668	24%
Exceptional items	(109)	(94)	(18)
Amortisation of goodwill and intangibles	(19)	(17)	(9)

Total operating profit	781	719	641	12%

Total operating margin	9.7%	9.9%	9.5%
Total operating margin BEIA	11.2%	11.4%	9.9%

Sales in the year were 8% ahead of 1999, driven by excellent performances in South East Asia and Japan. Profitability rose significantly across the region, while at the same time we maintained a high level of marketing support.

Our businesses in South East Asia and Japan generated double digit sales growth in each quarter. Progress was broad-based, in both category and geography.

In skin care and hair care, innovation and strong marketing support levels helped us to good results. Brand successes included the performance of Dove, Pond’s, mod’s hair and Lux in Japan and Vaseline shampoo in the Philippines. In Australasia, we achieved sales growth in ice cream and gained market share in laundry.

In China, a repositioned Omo and new variants of Zhonghua toothpaste helped both brands achieve volume growth above 20%. In Taiwan, Dove shampoo vied for the number one market position.

We made further progress in sales of consumer brands in India as our renewed focus on building mass market share began to have an impact. At the premium end of the laundry market, Surf continued to perform well. Overall sales revenues were affected by our exit from the imported fertiliser business and by the impact of lower edible oil prices.

Unilever Annual Report & Accounts and Form 20-F 2001

OPERATING REVIEW BY REGION	> 18

Latin America

2001 results compared with 2000 at current exchange rates

	€ million 2001	€ million 2000	% Change

Total turnover	6 605	5 680	16%
Total operating profit	329	345	(5)%

Group turnover	6 591	5 650	17%
Group operating profit	328	343	(4)%

2001 results compared with 2000 at constant 2000 exchange rates

	€ million 2001	€ million 2000	% Change

Total turnover	7 223	5 667	27%

Total operating profit BEIA	939	612	53%
Exceptional items	(283)	(173)
Amortisation of goodwill and intangibles	(307)	(96)

Total operating profit	349	343	2%

Total operating margin	4.8%	6.1%
Total operating margin BEIA	13.0%	10.8%

Total sales moved ahead by 27% with an underlying sales growth of 5%.

A key feature of the year has been our determination to move prices to recover devaluation-driven cost increases and so protect our margin structure.

Mexico sustained strong growth throughout the year. The key drivers have been: Sedal, which reached an 8% share in the hair care market in its first year since launch; further progress in spreads, deodorants and skin care; and a successful expansion of Holanda ice cream.

In Argentina, markets declined as consumer income reduced, however, our market shares remain strong. In Brazil, overall volumes were impacted by energy restrictions and devaluation-related price increases but continuing innovation in hair and deodorant delivered volume growth.

Total operating margin BEIA for the year at 13.0% is ahead of last year reflecting the benefits of portfolio change, global procurement, savings from Bestfoods’ integration and improved ice cream profitability.

2000 results compared with 1999

	€ million 2000 at current rates	€ million 2000 at constant 1999 rates	€ million 1999 at 1999 rates	% Change at constant rates

Total turnover	5 680	4 976	4 358	14%

Total operating profit BEIA	614	536	433	24%
Exceptional items	(173)	(152)	(44)
Amortisation of goodwill and intangibles	(96)	(82)	(6)

Total operating profit	345	302	383	(21)%

Total operating margin	6.1%	6.1%	8.8%
Total operating margin BEIA	10.8%	10.8%	9.9%

Sales growth for the year of 14% reflected a significant contribution from Bestfoods and other acquisitions. There were encouraging signs of growth in Brazil, while Mexico continued to perform strongly. Recovery was slower in Argentina and North Latin America.

In laundry, volume growth progressed during the year with share gains in Brazil and Argentina. In personal care, brand focus continued to deliver very good progress in Brazil.

In Foods, growth was spurred by an excellent performance in our Mexican business in ice cream, spreads and culinary. We also saw the first signs of recovery in our ice cream operations in Brazil.

Unilever Annual Report & Accounts and Form 20-F 2001

Report of the Directors

OPERATING REVIEW BY CATEGORY – FOODS	> 19

The Foods division was established in January 2001 and we have made excellent progress in building and transforming our Foods business.

We rapidly integrated Bestfoods, together with Slim•Fast, Ben & Jerry’s and Amora Maille. The integration achieved all the synergy targets, realising savings of over €400 million, and we are on course to complete most of our operational integration by early 2002.

The new business delivered solid growth thanks to a more focused portfolio of leading brands and despite challenging economic conditions in many of our key markets. Overall sales grew by 20%, with a significant increase coming from the recent acquisitions of Bestfoods, Slim•Fast, Amora Maille and Ben & Jerry’s. Excluding the impact of acquisitions and disposals, underlying sales growth was 3%.

Total operating profit BEIA rose by 49% and margins reached 14.3% reflecting the benefits from the Path to Growth restructuring programme and Bestfoods synergy savings.

The culinary category, thanks to the acquisitions, grew to become Unilever’s biggest while profit margins increased very significantly. In addition, Unilever’s spreads operations, which returned to sales growth after a period of decline, and our ice cream and frozen foods business, which increased its profits sharply following restructuring, performed particularly well. Our performance in the fast-growing foodservice arena and in developing and emerging markets demonstrate our increased potential in these sectors.

The greater size, scope and global reach of the new business enhances our ability to deliver benefits of scale and to achieve our vision of becoming the world’s leading food company.

On pages 20 to 23 is a review of performance in each major product category. Included in the figures for each category are the results of two areas that are important to Unilever:

Health and wellness
Consumers are increasingly demanding healthy food products. In 2001, our brands grew by meeting such needs, in both industrialised and developing markets.

The US-based Slim•Fast range, which we market as a nutritionally responsible way to achieve and maintain a healthy weight, delivered excellent growth. We successfully extended the brand beyond its US heartland, with launches in Australia and the Netherlands and relaunches in Canada and the UK. We also extended the range into soups.

A profitable year for Annapurna in India and a successful African roll-out from Ghana to Côte d’Ivoire shows how we meet a very different consumer need: for nutritionally-enhanced staples at an affordable price. Sales of AdeS soydrinks in Latin America were hit, however, by the economic difficulties in the region.

Foodservice
The integration of Bestfoods into Unilever created one of the world’s leading foodservice businesses, providing solutions for chefs, restaurateurs, caterers and fast food retailers. Unilever Bestfoods foodservice operates in more than 60 countries and is market leader in our target categories.

While sales performance rallied towards the end of 2001, there was a slight decrease in turnover in foodservice during the year, due to a complex integration challenge, adverse economic conditions, and setbacks in some larger countries, including France, Germany and the UK. However, we enjoyed double-digit growth in many smaller national markets and we improved profit margin overall.

We are confident that foodservice will fulfil its potential as a major growth and innovation driver for the Foods division.

Unilever Annual Report & Accounts and Form 20-F 2001

OPERATING REVIEW BY CATEGORY – FOODS	> 20

Oil and dairy based foods and bakery

2001 results compared with 2000 at current exchange rates

	€ million 2001	€ million 2000	% Change

Total turnover	8 713	8 040	8%
Total operating profit	910	974	(7)%

Group turnover	8 585	7 930	8%
Group operating profit	890	958	(7)%

2001 results compared with 2000 at constant 2000 exchange rates

	€ million 2001	€ million 2000	% Change

Total turnover	8 851	8 020	10%

Total operating profit BEIA	1 345	1 056	27%
Exceptional items	(303)	(22)
Amortisation of goodwill
and intangibles	(129)	(64)

Total operating profit	913	970	(6)%

Total operating margin	10.3%	12.1%
Total operating margin BEIA	15.2%	13.2%

Unilever is the world’s leading supplier of branded margarine, spreads and olive oil.

In 2001, consumer-focused innovation made our spreads turnover grow again and our total market share improved by about 1%. Total operating profit BEIA increased by 27%, with particularly good performances in Germany, the Netherlands and the UK.

Our ability to satisfy consumer demand for healthy foods was key to our success. Pro•activ, which includes ingredients that can help to reduce levels of ‘bad’ cholesterol, showed very impressive growth across Europe. Culinesse, a high-performance, easy-to-use, liquid cooking product, was successfully launched in 11 European countries.

In the US, an enterprising, cross-functional initiative that looked at all aspects of margarine marketing captured the imagination of consumers and boosted sales. I Can’t Believe It’s Not Butter! grew particularly strongly.

Our European dairy spreads, marketed under Brunch, Boursin and Crême Bonjour, continued to grow. Spreads in most Eastern European countries recovered well, although the Russian market remained difficult.

Overall sales in olive oil declined mainly due to the disposal of the unprofitable La Masia business in Spain but profitability increased significantly. This was mainly driven by the continued success of Bertolli, which again enjoyed good volume growth, especially in Western Europe. Recognising the consumer appeal of healthy Mediterranean-style food, we introduced Bertolli dressings in the Netherlands and brought Five Brothers pasta sauce in the UK and US, and Olivio spreads in the UK, under the Bertolli umbrella.

We sold the Bestfoods Baking Company in July 2001. As a result of this and the divestment of European Bakery Supplies in 2000, Unilever has now disposed of the majority of its bakery business.

2000 results compared with 1999

	€ million 2000 at current rates	€ million 2000 at constant 1999 rates	€ million 1999 at 1999 rates	% Change at constant rates

Total turnover	8 040	7 524	7 348	2%

Total operating profit BEIA	1 060	1 003	793	26%
Exceptional items	(22)	(13)	(75)
Amortisation of goodwill
and intangibles	(64)	(55)	(5)

Total operating profit	974	935	713	31%

Total operating margin	12.1%	12.4%	9.7%
Total operating margin BEIA	13.2%	13.3%	10.8%

Margins improved, reflecting lower raw material costs and the continued benefits from supply chain improvements.

In many countries, we increased our share in margarine and related cooking products. Against the background of a declining market, our volumes were on par with last year. Our cholesterol-lowering spreads Flora/Becel pro•activ were launched with great success in ten European countries, following clearance from the European Union. By the end of the year, the spreads were available in 16 countries around the world.

In margarines, consumers responded positively to the addition of micro-nutrients and calcium to some of our main brands, including Blue Band and Country Crock.

Unilever Annual Report & Accounts and Form 20-F 2001

Report of the Directors

OPERATING REVIEW BY CATEGORY – FOODS	> 21

The dairy spread and olive oil categories are growing at an annual rate of 4%. We are developing these categories as part of our strategy to stimulate growth. In 2000, new range extensions increased sales of our Brunch and Crême Bonjour dairy spreads. In the United States, Brummel & Brown yoghurt-based spreads achieved double-digit growth, following the launch of creamy fruit variants.

Bertolli – the world’s leading olive oil – grew in all markets and was launched in five new Northern European countries. It is being extended actively into spreads, cooking products and dressings.

In October 2000, we sold our European Bakery Supplies business. This followed a strategic review of the business, first announced as part of our Path to Growth strategy. The review concluded that the interests of the business, and its employees, would be better served by joining a group with a core interest in bakery.

Ice cream and beverages

2001 results compared with 2000 at current exchange rates

	€ million 2001	€ million 2000	% Change

Total turnover	7 838	7 823	-%
Total operating profit	464	398	17%

Group turnover	7 695	7 601	1%
Group operating profit	423	367	15%

2001 results compared with 2000 at constant 2000 exchange rates

	€ million 2001	€ million 2000	% Change

Total turnover	7 964	7 814	2%

Total operating profit BEIA	881	683	29%
Exceptional items	(375)	(260)
Amortisation of goodwill
and intangibles	(42)	(20)

Total operating profit	464	403	15%

Total operating margin	5.8%	5.2%
Total operating margin BEIA	11.1%	8.7%

Ice cream
Our major ice cream brands performed well during 2001 and sales grew by 2%. Progress was driven by innovations, such as Magnum snack-sizes, Cornetto miniature and multi-packs and Cornetto-branded soft ice cream.

A positive overall picture was affected by declining wrapped impulse sales in Germany and the UK. In North America, our Canadian and US businesses delivered excellent sales growth and much improved profits. The strength of our portfolio was demonstrated by the success of Ben & Jerry’s in the US super-premium market, during its first full year as a Unilever business.

In line with our commitment to a world-class supply chain, we closed eight factories that were of limited long-term value and introduced more efficient ways of buying raw materials and packaging. We also eliminated certain poorly performing products and withdrew from nine countries where our ice cream business was unprofitable, including Colombia, Russia and Saudi Arabia.

The next significant development in the European Commission’s investigation into our distribution arrangements for ice cream in Ireland is expected later in 2002. The Court of First Instance will then hear and subsequently rule on our appeal against the Commission’s negative decision in the matter of cabinet exclusivity. That decision is currently suspended, pending the outcome of the appeal.

Beverages
Our Lipton global core brand grew by 6%, led by double-digit growth in ready-to-drink tea delivering a ‘system sales’ growth of 10% worldwide. This growth was again boosted by our innovative ‘Paint the World Yellow’ programme, which is now in the process of being implemented in 30 countries.

In Japan, sales of Lipton ready-to-drink tea grew strongly due to our partnership with drinks manufacturer Suntory. Our recent innovation, Lipton Cold Brew cold infusion teabags, grew well and has now been rolled out across most of the US. However, overall sales and profits declined in that country.

The traditional tea market in Central Asia declined in value. Fierce competition from loose leaf tea competitors in India made our beverage sales decline, but a major cost effectiveness drive resulted in higher profits. In Poland and Russia, sales showed double-digit growth as we continued to drive the consumer migration from loose leaf to tea bags.

Overall sales grew by 2% and growth in our leading brands was over 4%. Operating profits and margins increased due to significant savings in supply chain costs.

Unilever Annual Report & Accounts and Form 20-F 2001

OPERATING REVIEW BY CATEGORY – FOODS	> 22

2000 results compared with 1999

	€ million 2000 at current rates	€ million 2000 at constant 1999 rates	€ million 1999 at 1999 rates	% Change at constant rates

Total turnover	7 823	7 193	6 769	6%

Total operating profit BEIA	678	636	632	1%
Exceptional items	(260)	(244)	(50)
Amortisation of goodwill and intangibles	(20)	(17)	(8)

Total operating profit	398	375	574	(35)%

Total operating margin	5.1%	5.2%	8.5%
Total operating margin BEIA	8.7%	8.8%	9.3%

Ice cream
In ice cream, our acquisition of Ben & Jerry’s further strengthened our leadership position, giving us a presence in the super premium sector for the first time. We plan to make the brand an element of our worldwide portfolio, while still retaining its unique personality and appeal.

Excluding acquisitions, overall ice cream volumes were in line with 1999. We enjoyed a particularly good performance in North America and achieved strong growth in the recovering markets of East Asia Pacific. However, volumes in Europe were down due to low impulse sales.

In response to rising out-of-home demand for scooped and soft ice cream, we successfully extended our Carte d’Or dessert range. In particular, Carte d’Or Artisanal, a range of indulgent ice cream recipes based on artisanal parlours and traditional desserts, achieved excellent results in Europe. In the US, sales of Breyers packaged ice cream increased by over 10%, driven by the innovation of the Breyers Parlor range.

Beverages
Our focus on our leading brands, Lipton and Brooke Bond, helped tea sales increase by 4%. In Europe, volumes grew but operating margin fell due to increased marketing investment and a rise in raw material costs.

‘Paint the World Yellow’ – the Lipton marketing campaign which has seen us brand everything from windsurfing boards to Chevrolets – continued to raise brand awareness around the globe. Both hot and cold Lipton Yellow brands recorded good growth, particularly in Portugal, France, Arabia, Egypt and Poland. Geographic expansion of Lipton ready-to-drink (RTD) iced tea continued, with launches in Egypt, South Africa and Eastern Europe.

In October, we reached a major distribution agreement with Japanese drinks manufacturer Suntory. This will strengthen the position of Lipton RTD across Japan, particularly via the thriving vending machine channel.

In North America, Lipton Cold Brew, our patent-protected cold infusion teabags was successfully rolled out. We also launched Lipton brewed iced tea vending machines. Lipton Tchaé green tea continued its expansion in North America and Europe.

Culinary and frozen foods

2001 results compared with 2000 at current exchange rates

	€ million 2001	€ million 2000	% Change

Total turnover	12 245	8 454	45%
Total operating profit	1 011	422	140%

Group turnover	11 875	8 367	42%
Group operating profit	990	410	141%

2001 results compared with 2000 at constant 2000 exchange rates

	€ million 2001	€ million 2000	% Change

Total turnover	12 371	8 424	47%

Total operating profit BEIA	1 940	1 064	82%
Exceptional items	291	(322)
Amortisation of goodwill and intangibles	(1 233)	(326)

Total operating profit	998	416	140%

Total operating margin	8.1%	4.9%
Total operating margin BEIA	15.7%	12.6%

Unilever Annual Report & Accounts and Form 20-F 2001

Report of the Directors

OPERATING REVIEW BY CATEGORY – FOODS	> 23

Culinary
We are world leaders in the two categories that make up our culinary business: savoury and dressings.

Knorr is now our biggest brand and, during its first full year under Unilever stewardship, grew by over 4% worldwide. We drove its strong performance with innovations such as Knorr Exotic Meal Kits, which we continued to extend in Europe; Knorr Cup Pasta, which we launched in Taiwan; Knorr Quick Soups in Switzerland and Knorr Sazonisimo, which we introduced in Mexico.

The Hellmann’s brand also did well considering difficult market conditions in Latin America and fierce competition in the US. It enjoyed sales growth of over 10% in some national markets, including Greece, Ireland, the Philippines and Thailand. As part of the integration, we withdrew Hellmann’s pourable sauces in the US to concentrate on the larger Wishbone brand.

Our Amora brand also had a successful year with increased turnover and profits. Innovations, such as Amora Clip-Sauce in France and extensions into the chilled cabinet, helped drive growth.

We disposed of several European dry soups and sauces businesses, following undertakings given to the European Commission in connection with the Bestfoods’ acquisition. These disposals included Batchelors and Oxo in the UK, Royco and the Lesieur range in France, Heisse Tasse in Germany and Blå Band in Denmark, Sweden and Finland.

Frozen foods
Our ongoing businesses in frozen foods achieved good, profitable growth due to innovation and tight business focus.

The key growth drivers were products that met the demand for healthy and convenient foods. We successfully rolled out frozen high-quality meal ranges based on the Italian concept 4 Salti in Padella, including Birds Eye enjoy! in the UK. Our frozen snacks also performed well.

In 2001, we began successfully extending frozen food brands and products into our foodservice business.

We disposed of our Gorton’s frozen seafood business in North America and the Frudesa business in Spain, but retained limited rights to use the Frudesa brand name. We also withdrew from frozen foods in Argentina.

2000 results compared with 1999

	€ million 2000 at current rates	€ million 2000 at constant 1999 rates	€ million 1999 at 1999 rates	% Change at constant rates

Total turnover	8 454	7 911	6 428	23%

Total operating profit BEIA	1 078	1 002	663	51%
Exceptional items	(322)	(314)	(120)
Amortisation of goodwill and intangibles	(334)	(299)	(1)

Total operating profit	422	389	542	(28)%

Total operating margin	5.0%	4.9%	8.4%
Total operating margin BEIA	12.8%	12.7%	10.3%

Culinary
Culinary volumes rose significantly – reflecting our acquisition of Bestfoods and Amora Maille. Excluding acquisitions, sales rose by 4%. There were improvements in all regions except Latin America, where sales of tomato-based products fell. Growth was particularly strong in Asia and Pacific where sales rose by 10%. In both Western Europe and North America, sales grew by 4%.

We continued to apply innovations to our product formulations, for example, capitalising on Sizzle & Stir’s great success in the UK with a spicy variant Stir it Up. In Australia, we successfully launched Continental ethnic noodle sauces.

In Europe, our market leading position in mayonnaise and mustard was extended by the acquisition of Amora Maille, the major player in these categories in France. In North America, Just 2 Good salad dressings were launched with great success and sales of Lawry’s marinades continued growing well. In cooking ingredients, innovations included a range of Kissan spice blends in India.

Frozen foods
Our frozen foods portfolio is now focused on a few strong brands. In line with our strategy, we made good progress in cutting less profitable lines. This portfolio realignment, combined with low-cost manufacturing and new technologies, contributed to increased margins. The category is expected to show good, sustainable growth from the end of 2001.

Our brand leadership was further improved by the very successful roll-out of meal solutions in key European countries – such as the 4 Salti in Padella range of frozen recipe dishes – and the promising launch of the high-quality Hot & Steamy microwave-heated snack range.

Unilever Annual Report & Accounts and Form 20-F 2001

OPERATING REVIEW BY CATEGORY –	> 24
HOME & PERSONAL CARE

The Home & Personal Care (HPC) division was established in January 2001, as part of Unilever’s move to a two-divisional structure.

During the year, our single-minded focus on our global core brands, such as Dove, Lux, Omo, Sunsilk and Surf, resulted in improved performances in most categories and regions. While overall sales grew by 3%, growth of our leading brands was 6.5%. Total operating profit BEIA rose by 9% and total operating margin BEIA reached 13.7%.

In November 2001, we announced that we had agreed to sell DiverseyLever, our institutional and industrial cleaning business, to Johnson Wax Professional. In December 2001, we sold our women’s health diagnostics business, Unipath, to Massachusetts-based Inverness Medical Innovations, Inc. Both sales reflect our strategic thrust of focusing on our leading consumer brands.

In 2001, we reshaped our organisation to help ensure future growth. In HPC, as in Foods, we reorganised our global research and development network, bringing research and development into the division. The HPC Executive team is now responsible for assigning research priorities and resources, with a new network of global technology centres delivering innovations. These changes will allow us to respond more quickly to consumer demands and to focus on larger-scale innovations.

Home care and professional cleaning

2001 results compared with 2000 at current exchange rates

	€ million 2001	€ million 2000	% Change

Total turnover	10 467	10 284	2%
Total operating profit	667	578	15%

Group turnover	10 432	10 258	2%
Group operating profit	666	578	15%

2001 results compared with 2000 at constant 2000 exchange rates

	€ million 2001	€ million 2000	% Change

Total turnover	10 884	10 284	6%

Total operating profit BEIA	926	918	1%
Exceptional items	(209)	(323)
Amortisation of goodwill and intangibles	(19)	(16)

Total operating profit	698	579	21%

Total operating margin	6.4%	5.6%
Total operating margin BEIA	8.5%	8.9%

Home care
We are one of the world leaders in domestic home care, which includes cleaning and hygiene products. Many of our brands are leaders in their markets, including Cif, Comfort, Domestos, Omo, Surf and Persil in the UK.

In 2001, sales rose by 6%, however, total operating margin BEIA was slightly down.

Laundry products remain the bedrock of our HPC business, generating nearly a third of the division’s income. In 2001, we retained our clear leadership in tablets in Europe, however, in Canada and the US, tablets showed slow consumer uptake.

Unilever Annual Report & Accounts and Form 20-F 2001

Report of the Directors

OPERATING REVIEW BY CATEGORY –	> 25
HOME & PERSONAL CARE

Building on the success of tablets in Europe, we launched liquid capsules. These provide the convenience and efficiency of laundry tablets for those consumers who prefer to use liquid detergents.

We demonstrated the enduring appeal of our laundry brands in South Latin America, emerging after two years of intense competition with significantly improved profitability.

We made significant progress in aligning all laundry detergent and fabric conditioners behind a limited number of our leading brands, such as Omo, Skip, Surf, Comfort and Snuggle. We rolled out standardised Omo packaging and advertising in Latin America, Asia and Pacific, Africa, Middle East and Turkey. In India, as part of this alignment, we relaunched the popular Surf brand, investing in an improved formulation and doubling marketing support.

As part of our strategy of extending our brands, we extended the Comfort fabric conditioner brand with the successful launch of Comfort Vaporesse in Europe. Comfort Vaporesse liquid is poured into the water wells of steam irons, making fabrics smell fresher and preventing limescale.

We extended the Domestos brand, launching Domestos Bi-Actif and Domestos WC Active Mousse in Europe and, in Asia, reaching new consumers with products tailored for low-income families. Other successes in household cleaning included further innovations in Cif wipes.

Professional cleaning
In professional cleaning, DiverseyLever enjoyed a strong year with growth in both sales and operating profit.

In November 2001, we announced that we had agreed to sell DiverseyLever to Johnson Wax Professional. The sale is expected to be completed in the first half of 2002.

2000 results compared with 1999

	€ million 2000 at current rates	€ million 2000 at constant 1999 rates	€ million 1999 at 1999 rates	% Change at constant rates

Total turnover	10 284	9 462	9 126	4%

Total operating profit BEIA	917	856	857	–%
Exceptional items	(323)	(297)	(34)
Amortisation of goodwill and intangibles	(16)	(15)	(5)

Total operating profit	578	544	818	(34)%

Total operating margin	5.6%	5.8%	9.0%
Total operating margin BEIA	8.9%	9.1%	9.4%

Home care
Excluding acquisitions, overall sales rose by 2% across our home care business. We performed particularly well in Asia and Pacific. Our home care operating margin was slightly down, notably in North America and Latin America.

However, this decline was partly offset by improvements in margin in Asia and Pacific.

In South Latin America, we were particularly pleased by the development of our laundry market share, in the face of intense competition. The investment in defending our market share was the main factor in the decline in operating margin in the region.

The principal engine for growth continued to be our ability to innovate successfully and to extend that innovation throughout the world. In laundry, we maintained our clear leadership in tablets. These are now available in more than 30 countries, having been launched in South Africa and Latin America. The close of the year saw the beginning of the roll-out in the important North American market under the Wisk brand. In Europe the second generation formulation further expanded the market.

2000 also saw the successful roll-out of our Easy Iron fabric conditioner variant. Based on a patented silicone formulation, this product is now available throughout Europe.

Other successes included rapid growth in India with Vim dishwash bar, which has a formulation relevant to markets throughout Asia and Africa and the roll-out of Domestos wipes in Europe. There was good consumer reception for the novel Refresh/Keep Fresh range of fabric and clothing fresheners and Cif Oxy-Gel general purpose cleaner, which was rolled out successfully throughout Europe.

Professional cleaning
DiverseyLever is a provider of cleaning and hygiene products and services. These are sold to institutional customers such as hotels, hospitals, laundries and to the food and beverage industry.

During 2000 we maintained our leadership in Europe and made progress in improving our performance in North America. We entered into a strategic global partnership agreement with ISS, the world’s foremost facility services provider. We also concluded a series of long-term supply and service contracts with major international customers.

Implementation of a comprehensive plan for simplifying the product line, organisation and supply chain across Europe commenced.

Operations in North America were consolidated under a common management whose priority is to facilitate the integration of recent acquisitions.

Unilever Annual Report & Accounts and Form 20-F 2001

OPERATING REVIEW BY CATEGORY –	> 26
HOME & PERSONAL CARE

Personal care

2001 results compared with 2000 at current exchange rates

	€ million 2001	€ million 2000	% Change

Total turnover	12 310	12 589	(2)%
Total operating profit	2 159	958	125%

Group turnover	12 307	12 567	(2)%
Group operating profit	2 157	958	125%

2001 results compared with 2000 at constant 2000 exchange rates

	€ million 2001	€ million 2000	% Change

Total turnover	12 685	12 590	1%

Total operating profit BEIA	2 298	2 035	13%
Exceptional items	(50)	(1 069)
Amortisation of goodwill and intangibles	(11)	(7)

Total operating profit	2 237	959	133%

Total operating margin	17.6%	7.6%
Total operating margin BEIA	18.1%	16.2%

In personal care, we are the world leader in products for skin cleansing, deodorants and antiperspirants. Sales increased by 1%, while total operating margin BEIA improved. Our leading brands achieved growth of 7%, reflecting the strong performance of our global core brands, such as Axe, Dove, Rexona, Suave and Sunsilk.

Dove again surged ahead. It recorded its third consecutive year of over 25% growth with strong contributions from the new Nutrium bar in the US and shower and body care products in Europe. Another notable success was the brand’s move into hair care in Asia, where it reached number three in the Japanese shampoo and conditioner market within two months and contributed towards a 12% worldwide growth in our hair care business. The launch has projected Unilever into a clear number one position in Japan, the second largest hair care market, with Lux, mod’s hair and now Dove.

Sunsilk, our leading hair care brand, also performed strongly, growing in excess of 20%. It was launched in Mexico, marketed as Sedal, and rapidly became the fourth biggest hair care brand in the country. In the US, Suave captured an 11% value share of the shampoo market for the first time.

Our deodorant category grew by 8%, driven by the success of Dove, Axe and Rexona. Dove consolidated its position in deodorants with a particularly strong performance in the US and an encouraging launch in Mexico.

We refreshed the Axe male deodorant range, marketed as Lynx in the UK, with two new fragrances, Fusion and Gravity. In Europe, as part of our strategy of extending our brands beyond their core categories, we introduced an upgraded Axe shower gel range.

Rexona also made significant progress in the male antiperspirant market, with Rexona for Men accounting for a growing proportion of the brand’s sales.

We introduced harmonised packaging for our roll-on deodorants across all brands, achieving significant efficiencies in our supply chain.

Our innovations continue to meet the everyday needs of consumers, in both the industrialised and developing worlds. In face care, Pond’s Perfect was launched in Japan and achieved a leading position in the mass sector of the anti-ageing market, while the launch of Pond’s RenAscent achieved outstanding success in Mexico.

In Central Asia, Fair and Lovely continued to perform strongly, responding to renewed advertising focus and range extensions.

In oral care, we again saw good growth from Signal in Europe and Close-up in Asia and Pacific. Our position was strengthened by innovations in toothbrushes and confectionery, where we built on the success of our dental chewing gum with the launch of dental sweets. However, in China, Zhonghua toothpaste had a disappointing year.

Our Prestige fragrance business faced difficult economic conditions, and sales declined. Following the disposal of Elizabeth Arden, we integrated the designer fragrance portfolio into Unilever Cosmetics International. We expanded the Nautica fragrance range into Europe and launched fragrances under the BCBG banner in the US.

Unilever Annual Report & Accounts and Form 20-F 2001

Report of the Directors

OPERATING REVIEW BY CATEGORY –	> 27
HOME & PERSONAL CARE

2000 results compared with 1999

	€ million 2000 at current rates	€ million 2000 at constant 1999 rates	€ million 1999 at 1999 rates	% Change at constant rates

Total turnover	12 589	11 340	10 712	6%

Total operating profit BEIA	2 034	1 846	1 583	17%
Exceptional items	(1 069)	(926)	(37)
Amortisation of goodwill and intangibles	(7)	(7)	(3)

Total operating profit	958	913	1 543	(41)%

Total operating margin	7.6%	8.1%	14.4%
Total operating margin BEIA	16.2%	16.3%	14.8%

Our personal care business enjoyed another very good year. Increases in both turnover and operating profit were recorded in all regions as the economic recovery in Asia and Pacific and in Latin America gathered momentum.

Once again, the most significant contributor to growth was Dove. As well as recording a strong performance in its core category of skin care, where it remains the world’s leading cleansing product, the brand proved to be equally robust when extended into other markets. The launch of Dove deodorant in Europe, Latin America and North America was a major success. In Japan, the Dove portfolio embraced facial foam, a bar and a body wash and, coupled with the continued success of Pond’s, our skin business in Japan approached €200 million.

One of the year’s marketing priorities was the global rebuilding of Lux, as a contemporary and effective beauty treatment. An early launch in Brazil returned encouraging results. We remained leader of the personal wash sector in North America, partly due to a positive consumer reaction to the new Caress formulation.

In addition to the successful extension of the Dove brand, Rexona and Axe/Lynx continued to drive growth in our deodorant business. A rationalisation of Rexona’s ingredients and packaging, helped achieve a single global mix and supply chain savings and made selecting the right product easier for consumers. Axe/Lynx was extended into further male grooming markets – razors and shaving preparations, and a range of hair products designed for men.

Our hair care business enjoyed another good year, growing by almost 10%. Overall growth was driven by a strong performance of the Sunsilk brand, particularly in Asia and Pacific and in Latin America. There was a successful entry into the youth hair care segment with mod’s hair in Japan, Seda did well in Brazil, and an all-time high share was achieved by Suave. Exploration of alternative business channels saw the entry of the Sunsilk brand into salons in India.

In oral care we followed a strategy of selective investment, both in geography and products. The business saw good growth from the Signal brand in Europe and Close-up in Asia and Pacific. We entered the electric toothbrush market in Italy and France, a local initiative that followed our call for increased enterprise across all aspects of our business. The year also saw the completion of the roll-out of our dental chewing gum business through Europe and its first extension into developing markets.

In Prestige, we sell fragrances under the Calvin Klein name as well as other premier designers such as Cerruti, Lagerfeld, Chloé and Valentino. In 2000, we agreed the sale of much of the Elizabeth Arden business to concentrate on growing our designer fragrance business.

Marketing highlights during the year included the launch of the Calvin Klein fragrance Truth and the development of the Nautica range.

Unilever Annual Report & Accounts and Form 20-F 2001

FINANCIAL REVIEW	> 28

The figures quoted in this review are in euros, at current rates of exchange, unless otherwise stated. The profit and loss and cash flow information is translated at average rates of exchange for the relevant year and the balance sheet information at year-end rates of exchange.

For definitions of key ratios referred to in this review please refer to page 91.

Results – 2001 compared with 2000
Total turnover, which includes Group turnover plus the Group’s share of joint venture turnover, rose by 9% to €52 206 million.

Group turnover increased by 8% to €51 514 million. This increase was driven by underlying sales growth of 4%, compared with 1.5% in 2000, combined with a net effect from acquisitions and disposals of an increase of 7%. The most significant of these was the acquisition of Bestfoods and the disposal of Elizabeth Arden and some European soups and sauces brands. This growth was offset by a 3% strengthening of the average exchange rate for the euro against the basket of Unilever currencies.

As a result of the Bestfoods acquisition, the Group’s share of joint venture turnover increased by 43% to €692 million.

Group operating profit BEIA of €7 149 million increased by 25% for the year. The improvement in margin by 1.9% to 13.9% reflects the ongoing contribution from Path to Growth restructuring and procurement savings and the successful integration of Bestfoods.

Amortisation of goodwill and intangibles was €1 387 million compared with €435 million in 2000. The increase is primarily the result of a full year’s amortisation charge for acquisitions made partway through 2000. Included in this charge was €1 170 million for Bestfoods and €193 million as a result of other acquisitions in 2000, principally Slim•Fast, Ben & Jerry’s, Cressida and Amora Maille.

Given the significance of the goodwill arising from the purchase of Bestfoods, our application of asset impairment accounting standards is important. We have reviewed the goodwill related to the Bestfoods acquisition, by considering actual and planned growth rates of Bestfoods brands and the actual and planned synergy savings arising from its integration.

Exceptional items for the year were €588 million, which includes €1 515 million of restructuring investment and profits on disposals of €927 million. Of the latter, €811 million relates to the profit on the sale of the brands to secure regulatory approval for our acquisition of Bestfoods and €114 million in respect of the sale of Unipath. Associated costs included within operating profit BEIA were €373 million for the year.

The restructuring exceptional items incurred in the year primarily relate to the series of initiatives we announced on 22 February 2000 to accelerate growth and expand margins, and to restructuring arising from the integration of Bestfoods. The total net cost of these programmes is estimated to be €6.2 billion, the majority of which is expected to be exceptional. To date, €3.9 billion has been incurred, of which €3.4 billion is exceptional and €0.5 billion is associated costs. The €811 million profit on the sale of brands to secure regulatory approval for the acquisition of Bestfoods is not part of this amount.

Group operating profit increased by 57% to €5 174 million, primarily being the net impact of acquisitions and disposals offset by an increase in the amortisation charge.

The share of operating profit of joint ventures increased to €84 million (2000: €57 million), reflecting a full year of the Bestfoods’ joint ventures.

An overview of operating performance by region and product category is included in the Regional and Category texts on pages 14 and 19 respectively.

Net interest cost rose to €1 646 million compared with €632 million in 2000. This reflects the increase in the level of borrowings during 2000 to fund acquisitions, principally Bestfoods. Cash generation from disposals during the year, along with proceeds from the sale of the European bakery business in 2000, reduced the interest charge by approximately €80 million. Net interest cover for the year was just over three times. The net interest cover on the basis of EBITDA (bei) was five times for the year.

The Group’s effective tax rate for the year was 42.7% (2000: 51.5%). This rate reflects the non-deductibility of goodwill amortisation and a tax rate on the net exceptional charges of 39%. The underlying tax rate for normal trading operations was in line with 2000.

Minority interests increased 11% to €239 million (2000: €215 million) as a result of a strong performance in India.

Net profit rose by 66% to €1 838 million. Combined earnings per share were up 70%. Combined earnings per share BEIA increased by 11%.

Return on capital employed increased slightly to 9% from 8% in 2000.

Results – 2000 compared with 1999
Total turnover rose by 16% to €48 066 million.

Group turnover also increased 16% to €47 582 million. €2 945 million, representing 7% of this growth, came from the impact of acquisitions in 2000, primarily Bestfoods. On the basis of 1999 results, the impact of disposals, principally the European bakery business, was a reduction

Unilever Annual Report & Accounts and Form 20-F 2001

Report of the Directors

FINANCIAL REVIEW	> 29

in turnover of approximately €500 million. Underlying volume growth was 2%, compared with 1% in 1999. The remaining increase was driven by the 9% weakening of the average exchange rate for the euro against the basket of Unilever currencies.

The Group’s share of joint venture turnover increased by 70% to €484 million, as a result of the acquisition of Bestfoods’ joint ventures in Africa, Middle East and Turkey and Asia and Pacific.

Group operating profit BEIA increased by 25% for the year to €5 729 million, with underlying margin up 0.8 percentage points to 12.0% as the benefits of restructuring and buying savings are realised. Acquisitions made in the year contributed €415 million, of which €280 million related to Bestfoods. €416 million of the overall increase was the result of the weakening of the average euro rate between the two years.

Amortisation of goodwill and intangibles was €435 million, compared with €23 million in 1999, reflecting the impact of acquisitions, notably Slim•Fast, Ben & Jerry’s, Cressida, Amora Maille and Bestfoods. The amortisation of Bestfoods goodwill in the period was €301 million.

Exceptional items increased to €1 992 million from €269 million in 1999. The majority of the exceptional charges related to our Path to Growth programme. Of the 2000 exceptional items, €1.9 billion related to this programme. Of this amount, €1.1 billion related to restructuring and €0.8 billion for other items, principally business disposals. The key disposals were the European bakery business which gave rise to a profit of €143 million and the sale of Elizabeth Arden, completed in January 2001, which gave rise to the recognition of a loss in 2000 of €859 million after writing back goodwill which had been charged direct to shareholders’ funds on the acquisition of the business in 1989. Exceptional items also included approximately €100 million in respect of restructuring arising from the integration of Bestfoods.

As a result of the amortisation and exceptional items charged above, Group operating profit was down 23% to €3 302 million.

Share of operating profit of joint ventures increased to €57 million (1999: €42 million) with the Bestfoods’ joint ventures contributing €12 million.

An overview of operating performance by region and product category is included in the Regional and Category texts on pages 14 and 19 respectively.

Net interest cost was €632 million compared with €14 million in 1999. This significant increase reflects a €27 billion increase in debt during the year following the Bestfoods acquisition in October 2000 and other acquisitions during the year, together with a reduction in cash following the payment of the special dividend in 1999. Included in the interest cost is a €37 million exceptional charge which primarily reflects the fees charged on the unused portion of the financing facility put in place prior to the Bestfoods acquisition. Net interest cover for the year was just over five times; for the fourth quarter, interest cover was negative as a result of the amortisation of goodwill and the very high level of exceptional items together with the high level of debt since the Bestfoods acquisition. The net interest cover on the basis of EBITDA (bei) (see page 91 for definition), was 11 times for the year and four times for the final quarter.

The Group’s effective tax rate rose to 51.5% from 31.5% in 1999. The increase was a result of Bestfoods goodwill amortisation, which is not tax deductible, and net tax relief of only 14% on exceptional items. This low rate arose because tax relief was already obtained in prior years on the goodwill writeback on the businesses disposed. The underlying tax rate for normal trading operations was 34% before the inclusion of Bestfoods goodwill amortisation, the same level as in 1999.

Minority interests increased 7% to €215 million, due almost entirely to the weakening of the euro.

Net profit fell by 60% as a result of the high level of exceptional items and amortisation of goodwill, increased interest costs due to higher borrowings and the impact of the non-tax deductibility of some of these charges. Combined earnings per share was similarly down 59%. Combined earnings per share BEIA increased by 14%.

Return on capital employed fell to 8% from 22% in 1999. The decline is due to the decrease in profit after tax, combined with the increase in long term borrowings.

2001

Dividends and market capitalisation
Ordinary dividends paid and proposed on PLC ordinary capital amount to 14.54p per 1.4p share (2000: 13.07p), an increase of 11% per share. Ordinary dividends paid and proposed on the NV ordinary capital amount to €1.56 per €0.51 share (2000: €1.43), an increase of 9% per share. The ratio of dividends to profit attributable to ordinary shareholders was 85.6% (2000: 133.3%).

Unilever’s combined market capitalisation at 31 December 2001 was €64.5 billion (2000: €65.3 billion).

Balance sheet
Although the euro weakened against both sterling and the dollar between the two balance sheet dates, the substantial devaluations in Brazil and Argentina, and the highly geared balance sheet of our US business, resulted in an exchange loss on translation of opening balances and of movements of €1 069 million. Profit retained, after accounting for dividends and for the retranslation impact, decreased by €527 million to €6 619 million.

Unilever Annual Report & Accounts and Form 20-F 2001

FINANCIAL REVIEW	> 30

Total capital and reserves decreased to €7 195 million (2000: €8 169 million) reflecting the above movement in profit retained together with the impact of the net increase in shares held to meet employee share option plans.

Cash flow
Cash flow from operations increased by €759 million to €7 497 million, with strong underlying cash flows partly offset by higher restructuring costs.

Capital expenditure of €1 536 million was slightly higher than in 2000.

Acquisition activity in the year was very low with a total of €132 million being mainly spent on increasing our shareholdings in existing businesses through the purchase of shares from minority shareholders. During the year, €1 968 million was received in respect of Bestfoods Baking Company and other Bestfoods businesses. In addition, 33 Unilever businesses were disposed of for a total cash consideration of €1 650 million. Other notable disposals included: Batchelors, Royco, Oxo and other European businesses sold as part of the remedies required by the European Union’s Merger Task Force following the Bestfoods acquisition; Elizabeth Arden; the Unipath women’s diagnostics business in the UK and the Gorton’s frozen food business in North America.

Net debt at the end of the year was €23 199 million compared with €26 468 million at the end of 2000, as a result of strong cash generation including the sale of brands following the announcement of the Path to Growth strategy and the acquisition of Bestfoods in 2000.

Finance and liquidity
Unilever aims to be in the top third of a reference group for Total Shareholder Return of 21 international consumer goods companies, as explained on page 33. The Group’s financial strategy supports this objective and provides the financial flexibility to meet its strategic and day-to-day needs. The key elements of the financial strategy are:

>	Appropriate access to equity and debt capital
>	Sufficient flexibility for tactical acquisitions
>	A1/P1 short term rating
>	Sufficient resilience against economic turmoil
>	Optimal weighted average cost of capital, given the constraints above

Financial ratios that are consistent with this strategy are an EBITDA (BEI) net interest cover greater than eight times, a net gearing less than 45% and Funds From Operations (BEI) over lease adjusted net debt greater than 60%. Levels outside these targets are acceptable for a period following major acquisitions.

Definitions and further details on these ratios are given on pages 90 and 91.

Unilever concentrates cash in the parent and finance companies in order to ensure maximum flexibility in meeting changing business needs. Operating subsidiaries are financed through the mix of retained earnings, third party borrowings and loans from parent and group financing companies that is most appropriate to the particular country and business concerned.

Unilever maintains access to global debt markets through an infrastructure of short-term debt programmes (principally US domestic and euro commercial paper programmes) and long-term debt programmes (principally a US Shelf registration and euro-market Debt Issuance Programme). Debt in the international markets is, in general, issued in the name of NV, PLC or Unilever Capital Corporation with the joint credit strength of NV and PLC.

Unilever has committed credit facilities in place to support its commercial paper programmes and for general corporate purposes. The revolving credit facility and the money market commitment put in place in 2000 were replaced in May 2001 by new bilateral committed credit facilities of in aggregate $3 020 million, bilateral notes commitments of in aggregate $200 million and bilateral money market commitments of in aggregate $1 775 million. Further details of these facilities are given in note 14 on page 67.

In 2001 a total of €4 932 million was raised through term financing. The term financing consisted of a €2 billion two-tranche Eurobond with a 3- and 5-year maturity issued in June, a ¥50 billion 2-year placement in June, a CHF500 million 4-year Swiss domestic bond issued in July, a €1 billion 2-year floating rate note issued in September, and a $500 million 1.5-year Eurobond and a $500 million 5-year Eurobond issued in December.

During 2001, total debt decreased due to cash generated by the business and a number of disposals, including the sale of brands following the announcement of the Path to Growth strategy and the acquisition of Bestfoods in 2000.

Borrowings at the end of 2001 totalled €25 500 million (2000: €29 741 million). Taking into account the various cross currency swaps and other derivatives, 74% of Unilever’s borrowings were in US dollars, 7% in euros and 7% in sterling with the remainder spread over a large number of other currencies.

Long-term borrowings increased by €1 155 million to €14 221 million at the end of 2001. At the end of 2001 short-term borrowings were €11 279 million (2000: €16 675 million), including €4 034 million of long-term debt reclassified to short-term at the year-end. At the end of 2001, 77% of the long-term debt is repayable within five years (2000: 75%).

Unilever Annual Report & Accounts and Form 20-F 2001

Report of the Directors

FINANCIAL REVIEW	> 31

Cash and current investments at the end of 2001 totalled

€2 301 million (2000: €3 273 million); these funds were held in euros (26%), sterling (15%), US dollars (3%), and other currencies (56%). The funds are mainly to support day-to-day needs and are predominantly invested in short-term bank deposits and high-grade marketable securities.

Treasury and hedging policies
Unilever Treasury’s strategic purpose is to maintain Unilever’s financial strength and flexibility within the context of the long-term financial strategy set out in the ‘Finance and liquidity’ section above. Unilever Treasury’s operational purpose is to provide financial services to allow operating companies to manage their financial transactions and exposures in an efficient, timely and low cost manner.

Unilever Treasury operates as a service centre and is governed by policies and plans agreed by the Executive Committee of the Board. In addition to policies, guidelines and exposure limits, a system of authorities and extensive independent reporting covers all major areas of activity. Performance is monitored closely. Independent reviews are undertaken by the corporate internal audit function.

The key financial instruments held by Unilever are short-and long-term borrowings, cash and other fixed and current investments (all held on balance sheet) and certain straightforward derivative instruments, principally comprising interest rate swaps and foreign exchange contracts. The accounting for derivative instruments is discussed in Accounting Policies on pages 51 to 53. The use of leveraged instruments is not permitted.

Unilever is exposed to a variety of market risks, including the effects of changes in foreign exchange rates, interest rates and credit spreads. Unilever also faces risks that are non-financial or non-quantifiable, for example liquidity, country and counterparty risks.

Unilever has an interest rate management policy aimed at optimising net interest cost and reducing volatility. This is achieved by modifying interest rate exposure of debt and cash positions through the use of interest rate swaps. At the 2001 year-end the application of this policy meant that 53% of our borrowings and 35% of our cash were fixed. Fixing levels of projected debt were 54% for 2002 and 47% for 2003 (compared with 67% for 2001 and 57% for 2002 at the end of 2000).

Unilever’s foreign exchange policy requires that operating companies hedge trading and financial foreign exchange exposures. This is achieved primarily through the use of forward foreign exchange contracts. Some flexibility is permitted within overall exposure limits. At year-end there is no material exposure from companies holding assets and liabilities other than in their functional currency.

Unilever aims to hedge the net investment in operating companies through borrowings in the same currency, except where the local regulations or lack of local liquidity inhibits this. An exception may also be made where the economic value of the net assets locally is considered to exceed their book value substantially. Our business in the US is one such example where the economic value of the assets is considerably in excess of book value and accordingly we have higher US dollar debt. From time to time, currency revaluations will trigger exchange translation movements in our balance sheet as a result of these exceptions. In 2001, we suffered significant retranslation differences as a result of the devaluations in Brazil (€439 million) and Argentina (€416 million), together with the effect of the strengthening of the US dollar on our net debt position in that currency. The above reflects the effect exchange rate movements have on book values of assets and liabilities but does not take into account the underlying value of the assets we have in the countries involved.

Our policies and strategies for the management of liquidity risk are discussed in more detail on page 30.

Counterparty exposures are minimised by restricting dealing counterparties to a limited number of financial institutions that have secure credit ratings, by working within agreed counterparty limits and setting limits on the maturity of investments. Counterparty credit ratings are closely monitored and concentration of credit risk with any single counterparty is avoided. There is no significant concentration of credit risks with any single counterparty as at the year-end.

As a result of the share option program for employees, we are exposed to movements in our own share price. In recent years we have hedged this risk through buying Unilever shares in the market when the share option is granted and holding these shares until the share option is exercised or lapses. This year we have also entered into a contract with a bank for the forward purchase of Unilever shares, further details of which are given on page 69. At the year-end 92% of all outstanding employee share options were hedged; based on Unilever’s experience with the exercise level of options we consider this percentage as being fully hedged.

The following discussion about risk management activities includes ‘forward-looking’ statements that involve risk and uncertainties. The actual results could differ materially from those projected. See the ‘Cautionary Statement’ at the front of this document.

The analysis below presents the sensitivity of the fair value of the financial and derivative instruments the Group held at 31 December 2001, to the hypothetical changes described below.

Interest rate risk
The fair value of debt, investments and related hedging instruments is affected by movements in interest rates. The analysis shows the sensitivity of the fair value of interest rate sensitive instruments to a hypothetical 10% change in the interest rates across all maturities as at 31 December 2001.

Unilever Annual Report & Accounts and Form 20-F 2001

FINANCIAL REVIEW	> 32

Foreign exchange rate risk

The fair value of debt, investments and hedging instruments, denominated in currencies other than the functional currency of the entities holding them, are subject to exchange rate movements. The analysis shows the sensitivity of these fair values to a hypothetical 10% change in foreign exchange rates as at 31 December 2001.

Fair value changes

	Sensitivity to a hypothetical 10% adverse movement in rates as at 31 December
	€ million 2001	€ million 2000

Interest rate risk	243	338
Foreign exchange rate risk	28	1

Further details on derivatives, foreign exchange exposures and other related information on financial instruments are given in note 15 on page 68.

Supply risk and commodities contracts
Unilever’s products are manufactured from a number of raw materials. While materials are expected to be in adequate supply, any shortages or disruptions in supply would have a material adverse effect on gross margin.

Some of our businesses, principally edible fats companies in Europe, may use forward contracts over a number of oils to hedge future requirements. We purchase forward contracts in bean, rape, sunflower, palm, coconut and palm kernel oils, almost always for physical delivery. We may also use futures contracts to hedge future price movements; however, the amounts are not material. The total value of open futures contracts at the end of 2001 was not material.

In addition, our plantations businesses may use forward contracts for physical delivery of palm oil and tea under strictly controlled policies and exposure limits. We had no material outstanding futures contracts at the end of 2001.

Distribution
Unilever’s products are generally sold through its sales force and through independent brokers, agents and distributors to chain, wholesale, co-operative and independent grocery accounts, foodservice distributors and institutions. Products are distributed through distribution centres, satellite warehouses, company-operated and public storage facilities, depots and other facilities.

Unilever has undertaken several initiatives to work with its customers to accelerate the development of product categories, to optimise the flow of merchandise and the inventory levels of its customers. These include efficient consumer response (ECR) to achieve optimal stock management, automatic stock replenishments and just-in-time delivery using electronic data interchange (EDI) to co-ordinate stock levels in stores and at Unilever’s warehouses. ECR is also a process used by Unilever and retailers to understand, and deliver against, consumer demand and expectations.

Impact of price changes
Information concerning the impact of price changes on tangible fixed assets and depreciation is shown in note 10 on page 65.

Risk factors
Particular risks and uncertainties that could cause actual results to vary from those described in forward-looking statements within this Annual Report & Accounts and Form 20-F 2001, or which could impact on our ability to meet our published targets under the Path to Growth strategy – which consists of focusing resources on leading brands, closing manufacturing sites and re-organising or divesting under-performing businesses – include those previously described on pages 31 and 32 and the following:

>	Delivering the benefits of recent acquisitions:
In recent years Unilever has acquired a number of businesses around the world, including Bestfoods. Growth by acquisition carries the risk of delays in completing integration and realising the required synergies.

>	Managing restructuring and reorganisation programmes:
Unilever has announced wide-ranging business restructuring initiatives, and has recently undergone a reorganisation to create two Divisions encompassing all operations around the world. This high level of change absorbs considerable management time and can interrupt normal business operations.

>	Innovation:
Our growth depends in large part on our ability to generate and implement a stream of consumer-relevant improvements to our products. The contribution of innovation is affected by the level of funding that can be made available, the technical capability of the research and development functions, and the success of operating management in rolling out quickly the resulting improvements.

>	Cost reductions:
Unilever has a range of programmes to reduce its product costs and overhead expenses. In addition to the restructuring programme mentioned above, these include a Group-wide buying initiative, and a programme to create shared-service centres around the world. Realisation of the planned savings and efficiencies is important to provide funds for business growth.

Unilever Annual Report & Accounts and Form 20-F 2001

Report of the Directors

FINANCIAL REVIEW	> 33
>	Economic conditions in developing countries:
About a third of Unilever’s sales come from the group of developing and emerging economies. These markets are also an important source of our growth. These economies are more volatile than those in the developed world, and there is a risk of downturns in effective consumer demand that would reduce the sales of our products.

>	Borrowings:
The Group had borrowings totalling €25 500 million at the end of 2001. Any shortfalls in our cashflow commitments to service these borrowings could undermine our credit rating and overall investor confidence. Market, interest rate and foreign exchange risks to which the Group is exposed are described on page 31.

>	Price volatility of raw materials:
Unilever’s raw materials cover a wide range of agricultural and mineral products that are subject to movements in cyclical commodity prices. There may be times when increases in these prices cannot be recovered fully in selling prices due to competitor actions or weakness in effective consumer demand.

>	Reputation:
Unilever has a good corporate reputation and many of our businesses have a high profile in their region. Unilever products carrying our famous brand names are sold in over 100 countries. Should we fail to meet high product safety, social, environmental and ethical standards in all our operations and activities, Unilever's corporate reputation could be damaged, leading to the rejection of our products by consumers, devaluation of our brands and diversion of management time into rebuilding our reputation. Examples of initiatives to manage key social and environmental risks are mentioned on pages 8 and 9.

>	Customer relationships:
Sales to large customers are significant in some of our businesses. The loss of a small number of major customers could have an adverse effect on the Group’s business and results of operations.

In addition, as a multinational group, Unilever’s businesses are exposed to varying degrees of risk and uncertainty related to other factors including competitive pricing, consumption levels, physical risks, legislative, fiscal, tax and regulatory developments, terrorism and economic, political and social conditions in the environments where we operate. All of these risks could materially affect the Group’s business, our turnover, operating profit, net profit, net assets and liquidity. There may also be risks which are unknown to Unilever or which are currently believed to be immaterial.

Total Shareholder Return
Total Shareholder Return (TSR) is a concept used to compare the performance of different companies’ stocks and shares over time. It combines share price appreciation and dividends paid to show the total return to the shareholder. The absolute level of the TSR will vary with stock markets, but the relative position reflects the market perception of overall performance relative to a reference group.

The Company calculates TSR over a three-year rolling period. This period is sensitive enough to reflect changes but long enough to smooth out short-term volatility. The return is expressed in US dollars, based on the equivalent US dollar share price for NV and PLC. US dollars were chosen to facilitate comparison with companies in Unilever’s chosen reference group.

Unilever’s TSR target is to be in the top third of a reference group of 21 international consumer goods companies.

At the end of 2000 we were positioned 13th and during 2001 we fell to 15th, outside our target position which remains the top third of our reference group.

Unilever’s position relative to the reference group

The reference group, including Unilever, consists of 21 companies. Unilever's position is based on TSR over a three-year rolling period.

In 2001 the following companies formed the peer group of comparative companies:

Avon	Kao
Beiersdorf	Lion
Cadbury Schweppes	L’Oréal
Clorox	Nestlé
Coca-Cola	Pepsico
Colgate	Philip Morris
Danone	Procter & Gamble
Eridania*	Reckitt Benckiser
Gillette	Sara Lee
Heinz	Shiseido

*Eridania will be replaced by Orkla with effect from 1 January 2002.

Significant changes
Any important developments and post-balance sheet events that have occurred since 31 December 2001 have been noted in this Annual Report & Accounts and Form 20-F 2001. Otherwise, there have been no significant changes since the year end.

Unilever Annual Report & Accounts and Form 20-F 2001

CORPORATE GOVERNANCE	> 34

Organisational structure of Unilever
NV and PLC are the two parent companies of the Unilever Group of companies. NV was incorporated under the name Naamlooze Vennootschap Margarine Unie in the Netherlands in 1927. PLC was incorporated under the name Lever Brothers Limited in Great Britain in 1894.

Since 1930 when the Unilever Group was formed, NV and PLC together with their group companies have operated, as nearly as is practicable, as a single entity. They have the same directors, adopt the same accounting principles, and are linked by a series of agreements. The Equalisation Agreement, which regulates the mutual rights of the two sets of shareholders, is particularly important. It makes the position of the shareholders of both companies, as far as possible, the same as if they held shares in a single company.

NV and PLC are separate companies, with separate stock exchange listings and different shareholders. You cannot convert or exchange the shares of one for shares of the other and the relative share prices on the various markets can, and do, fluctuate. This happens for a number of reasons, including changes in exchange rates. However, over time the prices of NV and PLC shares do stay in close relation to each other, in particular because of our equalisation arrangements.

NV and PLC are holding and service companies. Our businesses are carried out by our group companies around the world. The holding companies have agreed to co-operate in all areas, to exchange all relevant business information and to ensure all group companies act accordingly. In most cases, shares in the group companies are held ultimately by either NV or PLC. The main exception is that US companies are owned by both. These arrangements are designed to create a balance between the funds generated by the NV and PLC parts of the Group.

See page 97 for a listing of the Group’s principal subsidiaries and also Control of Unilever on page 107.

Legal Structure of the Group

Directors
The Chairmen and all of the directors are full-time executives and directors of both NV and PLC and, as well as holding specific management responsibilities, they are responsible for the conduct of the business as a whole.

The Chairmen of NV and PLC are the principal executive officers of Unilever.

Since 1 January 2001, our operations have been organised into two global divisions – Foods and Home & Personal Care – headed by division directors. Reporting to their respective division directors are the Foods and the Home & Personal Care Business Presidents, responsible for the profitability of their regional and global businesses. For details of the division directors and Business Presidents, see pages 37 to 39.

The directors have set out a number of areas for which the Boards have direct responsibility for decision-making. They meet to consider the following corporate events and actions:

>	Agreement of quarterly results announcements
>	Approval of the Annual Report and Accounts and Form 20-F
>	Declaration of dividends
>	Convening of shareholders’ meetings
>	Approval of corporate strategy
>	Authorisation of major transactions

All other matters are delegated to committees whose actions are reported to and monitored by the Boards.

Board meetings are held in London and Rotterdam and chaired by the Chairmen of NV and PLC. The Chairmen are assisted by the Joint Secretaries, who ensure the Boards are supplied with all the information necessary for their deliberations. Information is normally supplied a week prior to each meeting.

Directors are elected by shareholders at the Annual General Meetings of NV and PLC, to hold office until the end of the next AGM. For details of the nomination procedure for directors, see Control of Unilever on page 107. All directors submit themselves for re-election each year and retire at the latest by the age of 62. They are executive officers, and cease to hold executive office on ceasing to be directors. We appoint our other executive officers, who are full-time, for an indefinite period. None of our directors or executive officers is elected under any arrangement or understanding.

A procedure is in place to enable directors, if they so wish, to seek independent professional advice. On election, directors are briefed thoroughly on their responsibilities.

All of our directors have been with Unilever full-time for at least five years, and in most cases for most of their business careers. For details see pages 37 to 39. There are no family relationships between any of our directors or executive officers.

Advisory Directors
The Advisory Directors are the principal external presence in the governance of Unilever. The role of an Advisory Director involves giving advice to the Boards in general, and to the Executive Committee in particular, on business, social and economic issues. One of their key roles is to assure the Boards that our corporate governance provisions are adequate and reflect, as far as possible, best practice. They serve on certain key Board committees, the roles and membership of which are described on page 35.

Unilever Annual Report & Accounts and Form 20-F 2001

Report of the Directors

CORPORATE GOVERNANCE	> 35

The appointment of Advisory Directors is provided for in the Articles of Association of both parent companies, although they are not formally members of the Boards. They are therefore not entitled to vote at meetings of the Boards and bear no legal responsibility for the Boards’ actions. Their terms of appointment, role and powers are enshrined in resolutions of the Boards. As well as Board committee meetings, they attend the quarterly directors’ meetings, other directors’ conferences, and other meetings with the Chairmen. In addition, the Advisory Directors may meet as a body, at their discretion, and appoint a senior member as their spokesman.

Our Advisory Directors are chosen for their broad experience, international outlook and independence. They are appointed by resolutions of the Boards, normally for an initial term of three to four years and thereafter for terms of three years. They are usually appointed for a maximum of three consecutive terms and retire at age 70.

Their remuneration is determined by the Boards. All appointments and re-appointments are based on the recommendations of the Nomination Committee.

In the context of Unilever’s unique arrangements for corporate governance, all the Advisory Directors are considered to be independent of Unilever.

Board Committees
The directors have established the following committees:

Executive Committee
The Executive Committee comprises the Chairmen of NV and PLC and five other members: the two division directors for Foods and for Home & Personal Care; the Corporate Development Director; the Financial Director; and the Personnel Director. Members of the Executive Committee are appointed by all of the directors for one year at a time. The Executive Committee is responsible for agreeing priorities and allocating resources, setting overall corporate targets, agreeing and monitoring divisional strategies and plans, identifying and exploiting opportunities created by Unilever’s scale and scope, managing external relations at the corporate level and developing future leaders. The Executive Committee generally meets formally every three to four weeks and is chaired, alternately, by the Chairmen of NV and PLC. The Committee is supplied with information by the Executive Committee Secretariat.

Audit Committee
The Audit Committee comprises a minimum of three Advisory Directors and meets at least three times a year. It is chaired by Hilmar Kopper, and its other members are Oscar Fanjul, Claudio X Gonzalez and Onno Ruding. The Committee’s meetings are attended by the Head of Corporate Audit and our external auditors, who have direct access to its Chairman. It reviews the overall risk management and control environment, financial reporting arrangements and standards of business conduct. The Head of Corporate Audit ensures that the Committee is supplied with necessary information.

Corporate Risk Committee
The Corporate Risk Committee currently comprises the Financial Director, the Foods Director, the Home & Personal Care Director, the Personnel Director, the General Counsel, the Head of Corporate Audit and the Controller. It meets at least twice a year. The objective of the Committee is to assist the Boards to carry out their responsibilities to ensure effective systems of risk management and internal control. It reports to the Boards, the Executive Committee and, as relevant, to the Audit Committee. The Committee is supplied with information by the Controller.

External Affairs and Corporate Relations Committee
The External Affairs and Corporate Relations Committee currently comprises four Advisory Directors and normally meets four times a year. It is chaired by Lady Chalker, and its other members are Lord Brittan, Senator George Mitchell and Charles R Shoemate. The Committee advises on external matters of relevance to the business – including issues of corporate social responsibility – and reviews our corporate relations strategy. The Committee is supplied with necessary information by the Corporate Development Director.

Nomination Committee
The Nomination Committee comprises a minimum of three Advisory Directors and the Chairmen of NV and PLC and meets at least once a year. It is chaired by Frits Fentener van Vlissingen and its other members are Antony Burgmans, Bertrand Collomb, Wim Dik, Niall FitzGerald and Lord Simon. It recommends to the Boards candidates for the positions of Director, Advisory Director and Executive Committee member. The Committee is supplied with information by the Joint Secretaries.

Remuneration Committee
The Remuneration Committee currently comprises four Advisory Directors and meets at least twice a year. It is chaired by Frits Fentener van Vlissingen, and its other members are Bertrand Collomb, Wim Dik and Lord Simon. It reviews executive remuneration and is responsible for the executive share-based incentive plans. The Committee determines specific remuneration packages for each of the directors. The Committee is supplied with information by the Head of the Private Administration Department.

Routine business committees
Committees are set up to conduct routine business as and when they are necessary. They comprise any two of the directors and certain senior executives. They administer certain matters previously agreed by the Boards or the Executive Committee. The Joint Secretaries are responsible for the operation of these committees.

All committees are formally set up by Board resolution with carefully defined remits. They report regularly and are responsible to the Boards of NV and PLC.

Requirements in the Netherlands and the UK
Unilever is subject to corporate governance requirements in both the Netherlands and the United Kingdom. A vital factor in the arrangements between NV and PLC is their having the same directors. As the concept of the non-executive director, as recognised in the United Kingdom, is not a feature of corporate governance in the Netherlands, and the Supervisory Board, as recognised in

Unilever Annual Report & Accounts and Form 20-F 2001

CORPORATE GOVERNANCE	> 36

the Netherlands, is unknown in the United Kingdom, it is not practicable to appoint supervisory or non-executive directors who could serve on both Boards. However, a strong independent element has long been provided by Unilever’s Advisory Directors, who perform many of the functions of supervisory and non-executive directors. The Audit, External Affairs and Corporate Relations and Remuneration Committees consist exclusively of Advisory Directors and the majority of the members of the Nomination Committee are Advisory Directors. See pages 37 to 38 for details.

The Committee on Corporate Governance in the Netherlands issued its report ‘Recommendations on Corporate Governance in the Netherlands’ in 1997. NV applies the Committee’s recommendations for supervisory directors to its Advisory Directors in so far as these are in line with their specific role within Unilever. NV complies with all other recommendations of the Committee, except that the Board of Directors takes the view that requests for an item to be placed on the agenda for a shareholders’ meeting must be supported by more than an insignificant proportion of the shareholders and will therefore only accept requests from a shareholder or group of shareholders holding at least 1% of the voting rights attaching to the issued share capital of NV. Requests must be submitted, at the latest, 60 days prior to the date of the meeting.

PLC is required, as a company that is incorporated in the United Kingdom and listed on the London Stock Exchange, to state how it has applied the principles and how far it has complied with the provisions set out in Section 1 of the Combined Code (‘the Code’) appended to the United Kingdom Listing Rules.

As already explained, the Boards control the Company through the Executive Committee. Responsibilities are shared by the Chairmen of NV and PLC, while the Advisory Directors perform many of the functions of the supervisory board members or non-executive directors, although they are not formally members of the Boards. For the purposes of the Code, the Boards have not appointed a senior independent director, on the basis that issues for the Boards can be raised with whichever Advisory Director is the Chairman of the relevant Board Committee and the Advisory Directors are entitled to meet as a body and appoint a senior member as their spokesman.

Unilever’s remuneration policy is contained within the report by the Boards on the directors’ remuneration and interests on pages 40 to 48. This also deals with aspects of non-compliance with the Code in this area. Members of the Audit, Remuneration and Nomination Committees will be available to answer questions at the Annual General Meetings of both NV and PLC. The members attending each meeting will not necessarily include the Chairman of the Committee, since these meetings take place at about the same time in Rotterdam and London respectively.

A description of Unilever’s compliance with ‘Internal Control – Guidance for Directors on the Combined Code’ is given on page 49.

Unilever has, since its inception, adopted the principle that it is good practice that the most senior roles in NV and PLC are shared and not concentrated in one person. As a consequence it is a principal tenet of its governance philosophy, which finds expression in two people who each combine the roles of Chairman and Chief Executive and who meet regularly for joint decision making. This carefully balanced arrangement has served Unilever’s unique constitutional arrangements very well for many years and the Boards believe that to separate these roles would only introduce undesirable and unnecessary complexity. Since the Advisory Directors are not formally members of the Boards, it would be inappropriate for one of them to act as Chairman.

In all other respects, PLC has complied with the Code throughout 2001.

Auditors
Subject to the annual appointment of auditors by the shareholders and in addition to our ongoing process of monitoring the auditors’ performance, we undertake a formal review every three years. The next review is currently in progress. As part of this review, we have decided to invite competitive tenders for the audit contract. The directors’ recommendation resulting from this review will be put to the AGMs for approval in 2003.
Both the Executive Committee and the auditors have for many years had safeguards to avoid the possibility that the auditors’ objectivity and independence could be compromised. In particular, our procedures in respect of other services provided by PricewaterhouseCoopers are:

>	Audit related services – This is work that, in their position as the auditors, they must or are best placed to undertake. It includes formalities relating to borrowings, shareholder and other circulars, various other regulatory reports and work in respect of acquisitions and disposals.

>	Tax consulting – In cases where they are best suited, we use the auditors. All other significant tax consulting work is put to tender.
>	General consulting – All significant general consulting projects are put out to tender. Prior to 2002, PricewaterhouseCoopers were only permitted to tender when we, and they, were satisfied that the nature of the work presented no potential threat to the independence of the audit team. Additionally such projects were not awarded to PricewaterhouseCoopers without the prior approval of the Executive Committee. From the beginning of 2002, in recognition of increasing public concern over the effect of consulting services on auditors’ independence, our policy is that the external auditors will not be invited to tender for any further general consulting work.

These safeguards have been approved by the Audit Committee and are regularly reviewed and updated in the light of internal developments, such as the recent increased need for consultancy services arising from the integration of Bestfoods and the creation of the divisional structure, and external requirements and best practice.

Unilever Annual Report & Accounts and Form 20-F 2001

Report of the Directors

CORPORATE GOVERNANCE	> 37

The auditors report to the directors and the Audit Committee on the actions they take to comply with the professional and regulatory requirements and best practice designed to ensure their independence from Unilever, including, for example, the periodic rotation of key team members.

See note 2 on page 62 for the actual payments made to PricewaterhouseCoopers.

Shareholder relations
We believe it is important to both explain the business developments and financial results to shareholders and to understand the objectives of investors. Within the Executive Committee, the Financial Director has lead responsibility for investor relations, with the active involvement of the Chairmen. They are supported by an Investor Relations Department which organises presentations for analysts and institutional investors. Such presentations are generally made available on our website. Briefings on quarterly results are given via teleconference and are accessible by telephone or via our website. For further information visit our website at www.unilever.com .

Both NV and PLC communicate with their respective shareholders through the Annual General Meetings. At the AGMs, each Chairman gives a full account of the progress of the business over the last year and a review of the current issues. A summary of their addresses is published on our website and released to stock exchanges and media. Copies are freely available on request.

Our Chairmen, both in communications about the Annual General Meetings and at the actual meetings, encourage shareholders to attend and to ask questions. Question and answer sessions form an important part of the meetings in both the Netherlands and the United Kingdom. We are committed to efforts to establish more effective ways of shareholder communication. We actively participate in the Shareholders Communication Channel which facilitates proxy voting in the Netherlands.

Electronic communication is becoming an important medium for shareholders, providing ready access to shareholder information and reports, and for voting purposes. Shareholders of PLC in the United Kingdom and PLC ADR holders in the US can now choose to receive electronic notification that the Annual Review, Annual Report & Accounts and Form 20-F and Notice of Annual General Meeting have been published on our website, instead of receiving printed copies, and can also electronically appoint a proxy to vote on their behalf at the Annual General Meeting. We shall be seeking to extend the use of electronic communication to other shareholders as this becomes possible.

Reporting to shareholders
The directors’ responsibilities are set out formally on page 49. The report to shareholders on directors’ remuneration and interests is set out on pages 40 to 48.

The responsibility of the auditors to report on these matters is set out on page 50.

Directors

Antony Burgmans*1
Chairman, Unilever N.V.
Aged 55. Chairman of Unilever N.V. and Vice-Chairman of Unilever PLC since 4 May 1999. Joined Unilever 1972. Appointed director 8 May 1991. Previous posts include: Vice-Chairman of Unilever N.V. 1998. Business Group President, Ice Cream & Frozen Foods – Europe and Chairman of Unilever Europe Committee 96/98. Responsible for South European Foods business 94/96. Personal Products Co-ordinator 91/94. Member, Supervisory Board of ABN AMRO Bank N.V. and International Advisory Board of Allianz AG.

Niall FitzGerald KBE*1
Chairman, Unilever PLC
Aged 56. Chairman of Unilever PLC and Vice-Chairman of Unilever N.V. since 1 September 1996. Joined Unilever 1967. Appointed director 20 May 1987. Previous posts include: Vice-Chairman of Unilever PLC 1994. Detergents Co-ordinator 91/95. Member, Foods Executive 89/91. Edible Fats & Dairy Co-ordinator 89/90. Financial Director 87/89. Non-executive director of Merck & Co Inc. and Telefonaktiebolaget LM Ericsson.

Clive Butler*
Corporate Development Director
Aged 55. Corporate Development Director since 1 January 2001. Joined Unilever 1970. Appointed director 6 May 1992. Previous posts include: Category Director, Home & Personal Care 1996. Personnel Director 93/96. Corporate Development Director 1992. Non-executive director of Lloyds TSB Group plc.

Patrick Cescau*9
Foods Director
Aged 53. Foods Director since 1 January 2001. Joined Unilever 1973. Appointed director 4 May 1999. Previous posts include: Financial Director 1999. Controller and Deputy Financial Director 98/99. President, Lipton USA 97/98. President, Van den Bergh Foods USA 95/97. Chairman, Indonesia 91/95.

Keki Dadiseth*9
Home & Personal Care Director
Aged 56. Home & Personal Care Director since 1 January 2001. Joined Unilever 1973. Appointed director 3 May 2000. Previous posts include: Hindustan Lever Chairman 1996, Vice-Chairman and Managing Director 1995. Non-executive director of The Indian Hotels Company.

André baron van Heemstra*9
Personnel Director
Aged 56. Personnel Director since 3 May 2000. Joined Unilever 1970. Appointed director 3 May 2000. Previous posts include: Business Group President, East Asia Pacific 1996. Chairman, Langnese-Iglo 1992.

Rudy Markham*9
Financial Director
Aged 55. Financial Director since 4 August 2000. Joined Unilever 1968. Appointed director 6 May 1998. Previous posts include: Strategy & Technology Director 1998. Business Group President, North East Asia 96/98. Chairman, Nippon Lever Japan 92/96. Group Treasurer 86/89. Non-executive director of Standard Chartered PLC.

Charles Strauss
President, Home & Personal Care North America and Global Prestige Business. Chairman, North America Committee
Aged 59. Joined Unilever 1986 upon Unilever’s acquisition of Ragú Foods. Appointed director 3 May 2000. Previous posts include: Business Group President, Latin America 96/99. President, Lever Brothers USA 93/96. Chairman, Langnese-Iglo 89/92. Director, Hartford Financial Services Group, Inc.

* Member Executive Committee of the Boards

Unilever Annual Report & Accounts and Form 20-F 2001

CORPORATE GOVERNANCE	> 38

Advisory Directors

The Rt Hon The Lord Brittan of Spennithorne QC,DL2
Aged 62. Appointed 2000. Vice-Chairman of UBS Warburg. Member of the European Commission and Vice-President 89/99. Member of the UK Government 79/86. Home Secretary 83/85 and Secretary of State for Trade and Industry 85/86.

Baroness Chalker of Wallasey3
Aged 59. Appointed 1998. Director of Freeplay Energy Ltd, Landell Mills Ltd, Group 5 (Pty) Ltd and Ashanti Goldfields Company Ltd. UK Minister of State at the Foreign and Commonwealth Office 86/97. Created Life Peer in 1992. Member of Parliament for Wallasey 74/92.

Bertrand Collomb1,4
Aged 59. Appointed 1994. Chairman and CEO of Lafarge S.A. Director of Crédit Commercial de France, TotalFinaElf and Atco. Member, Supervisory Board of Allianz AG and Advisory Board of Banque de France.

Professor Wim Dik1,4
Aged 63. Appointed 2001. Professor at Delft University of Technology. Chairman, Supervisory Boards of Van Gansewinkel Groep and Holland Casino. Member, Supervisory Board of ABN AMRO Bank N.V., TNT Post Groep and Tele Atlas N.V. Non-executive director of Commercial General and Norwich Union and CMG plc. Chairman and CEO of Royal PTT Netherland (KPN) 88/98 and Koninklijke KPN N.V. (Royal Dutch Telecom) 98/00. Minister for Foreign Trade, Netherlands 81/82.

Oscar Fanjul7
Aged 52. Appointed 1996. Honorary Chairman of Repsol-YPF S.A. Director of Marsh & McLennan Companies, the London Stock Exchange, ACERINOX S.A., Banco Bilbao Vizcaya Argentaria and Técnicas Reunidas S.A. Member, International Advisory Boards of Marsh & McLennan and The Chubb Corporation. Chairman and CEO Repsol 86/96. Chairman of Hidroeléctrica del Cantábrico S.A. 99/01. Secretary General and Under Secretary, Spanish Ministry of Industry and Energy 83/85.

Frits Fentener van Vlissingen5,6
Aged 68. Appointed 1990. Retiring 2003. Managing Director of Flint Holding N.V. Chairman, Supervisory Board of Draka Holdings N.V. Deputy Chairman, Supervisory Boards of Akzo Nobel N.V. and SHV Holdings. Member, Supervisory Board of CSM N.V.

Claudio X Gonzalez7
Aged 67. Appointed 1998. Chairman and CEO of Kimberly-Clark de Mexico S.A. Director of Kellogg Company, General Electric Company (USA), Grupo Carso S.A., Grupo Alfa, Grupo Televisa, Fondo Mexico, Home Depot, America Movil, and Investment Company of America. Member, Advisory Council of JPMorgan Chase. Special Advisor to the President of Mexico 88/94.

Hilmar Kopper8
Aged 66. Appointed 1998. Chairman, Supervisory Boards of Deutsche Bank A.G. (formerly CEO) and DaimlerChrysler A.G. Non-executive director of Xerox Corp. and member, Supervisory Boards of Akzo Nobel N.V., Bayer AG and Solvay S.A.

Senator George J Mitchell2
Aged 68. Appointed 1998. Chairman of the law firm Verner, Liipfert, Bernhard, McPherson and Hand. Director of Walt Disney Company, Federal Express Corp., UNUM Insurance Corp., Xerox Corp. and Staples Inc. Member, International Advisory Boards of Fuji Bank and Thames Water Plc. Member of the US Senate 80/95 and Senate Majority Leader 88/95. Chairman of the Northern Ireland Peace Initiative 95/99.

Onno Ruding7
Aged 62. Appointed 1990. Retiring 2002. Vice-Chairman and Director of Citibank N.A. Director of Corning Inc., Pechiney S.A., and RTL Group. Member, Advisory Board of Robeco Groep. Netherlands Minister of Finance 82/89.

Charles R Shoemate2
Aged 62. Appointed 2001. Director of CIGNA Corporation, International Paper Company and Chevron Texaco Corporation. Chairman & Chief Executive Officer of Bestfoods 90/00 and President 88/90.

The Lord Simon of Highbury CBE1,4
Aged 62. Appointed 2000. Member, Advisory Board of LEK Consulting and International Advisory Council of Fortis. Non-executive director of Suez Group. Senior Adviser and member, European Advisory Board of Morgan Stanley Dean Witter. UK Government Minister 97/99. Group Chief Executive of BP 92/95 and Chairman 95/97.

1 Member Nomination Committee
2 Member External Affairs and Corporate Relations Committee
3 Chairman External Affairs and Corporate Relations Committee
4 Member Remuneration Committee
5 Chairman Nomination Committee
6 Chairman Remuneration Committee
7 Member Audit Committee
8 Chairman Audit Committee
9 Member Corporate Risk Committee

Business Presidents – Foods

Regions

Manfred Stach, Europe. Chairman, Europe Committee Aged 59. Joined Unilever 1970. Appointed Business President 1998. Previous position: Business Group President Africa.

Kees van der Graaf, Ice Cream and Frozen Foods Europe Aged 51. Joined Unilever 1976. Appointed Business President 2001. Previous position: Chief Executive Officer, Unilever Bestfoods Europe.

Neil Beckerman, North America Aged 46. Joined Unilever 2000 upon Unilever’s acquisition of Bestfoods. Appointed Business President 2001. Previous position: Vice-President, Bestfoods and President, Bestfoods Grocery.

Rachid M Rachid, North Africa, Middle East and Turkey Aged 47. Joined Unilever 1987. Appointed Business President 2001. Previous position: Executive Vice-President, Africa, Middle East and Turkey Business Group. Also provides representation of the region on the HPC Executive.

Tex Gunning, Asia Aged 51. Joined Unilever 1982. Appointed Business President 2000. Previous position: Business Group President East Asia Pacific.

John Rice, Latin America & Slim•Fast Worldwide Aged 50. Joined Unilever 1981. Appointed Business President 2001. Previous position: President & Chief Executive Officer, Lipton USA.

Global Businesses

Diego Bevilacqua, Foodservice Aged 48. Joined Unilever 2000 upon Unilever’s acquisition of Bestfoods. Appointed Business President 2001. Previous position: Vice-President Bestfoods and President Bestfoods, Asia.

Robert Polet, Ice Cream & Frozen Foods Aged 46. Joined Unilever 1978. Appointed Business President 1998. Previous position: Business Group President Ice Cream & Frozen Foods Europe.

Unilever Annual Report & Accounts and Form 20-F 2001

Report of the Directors

CORPORATE GOVERNANCE	> 39

Function

Jean Martin, Bestfoods integration Aged 57. Joined Unilever 1968. Appointed Business President 1996. Previous position: Business Group President Central and Eastern Europe.

Anthony Simon, Marketing Aged 56. Joined Unilever 2000 upon Unilever’s acquisition of Bestfoods. Appointed Business President 2001. Previous position: Vice-President Strategies and Core Businesses Bestfoods.

Business Presidents – Home & Personal Care

Regions

Ralph Kugler, Europe Aged 46. Joined Unilever 1979. Appointed Business President 1999. Previous position: Business Group President Latin America.

Charles Strauss, North America Unilever Director see page 37.

Anton Lenstra, Africa Aged 53. Joined Unilever 1989. Appointed Business President 2000. Previous position: Vice-President Home & Personal Care Europe. Also provides representation of the region on the Foods Executive.

Jeff Fraser, Asia Aged 58. Joined Unilever 1967. Appointed Business President 1996. Previous position: Business Group President Central Asia & Middle East.

Harish Manwani, Latin America Aged 48. Joined Unilever 1976. Appointed Business President 2001. Previous position: Senior Vice-President, Home & Personal Care Category Group.

Global Businesses

Çetin Yüceulug, DiverseyLever (until completion of sale to Johnson Wax Professional by mid 2002) Aged 56. Joined Unilever 1973. Appointed Business President 1996. Previous position: CEO, Lever Industrial International. Retiring July 2002.

Function

Simon Clift, Marketing Aged 44. Joined Unilever 1982. Appointed Business President 2001. Previous position: Chairman Personal Care Category Group, Latin America.

Corporate Officers

Jan van der Bijl, Joint Secretary and Head of Group Taxation Aged 52. Appointed 1 July 2001. Years of service on 31 December 2001: 14 years.

Stephen Williams,9 Joint Secretary and General Counsel Aged 54. Appointed 1 December 1986. Years of service on 31 December 2001: 15 years.

Jeffrey Allgrove,9 Controller Aged 49. Appointed 4 May 1999. Years of service on 31 December 2001: 24 years.

Jan Haars, Treasurer Aged 50. Appointed 1 August 1997. Years of service on 31 December 2001: 4 years.

James Duckworth,9 Chief Auditor Aged 57. Appointed 1 March 1999. Years of service on 31 December 2001: 33 years.

Board changes
Roy Brown and Alexander Kemner retired as directors at the Annual General Meetings on 9 May 2001. All other directors held office throughout the year.

In accordance with the Articles of Association of NV and PLC, all existing directors will retire from office at the Annual General Meetings on 8 May 2002 and will offer themselves for re-election.

Details of directors’ service contracts are given on page 42.

Advisory Directors’ changes
Onno Ruding will retire as an Advisory Director with effect from the Annual General Meetings in 2002. The directors wish to record their appreciation of his substantial contribution to Unilever during the past 12 years.

Charles R Shoemate was appointed as an Advisory Director with effect from 1 February 2001 until the Annual General Meetings in 2004. Professor Wim Dik was appointed as an Advisory Director with effect from 9 May 2001 until the Annual General Meetings in 2004.

The Boards have resolved to re-appoint Frits Fentener van Vlissingen as an Advisory Director until the Annual General Meetings in 2003, when he will retire. The Boards have also resolved to re-appoint Oscar Fanjul and Senator Mitchell as Advisory Directors until the Annual General Meetings in 2005 and 2004 respectively.

Unilever Annual Report & Accounts and Form 20-F 2001

REMUNERATION REPORT	> 40

Report to shareholders
This report sets out the policy and disclosures on directors’ remuneration. In drawing up the report the Boards have taken into account the recommendations of the Committee on Corporate Governance in The Netherlands (Peters Committee). They have also given full consideration to the Combined Code (‘the Code’) appended to the United Kingdom Listing Rules.

The Remuneration Committee is responsible for making recommendations to the Boards on remuneration policy for directors. The Committee consists of Advisory Directors who are chosen for their broad experience, international outlook and independence. In 2001 the Committee comprised F H Fentener van Vlissingen (Chairman), B Collomb, Lord Simon of Highbury and, since May 2001, Professor W Dik. On behalf of the Boards the Committee sets specific remuneration packages for directors, including pension rights, bonus and long-term incentive awards, grants of share options and any compensation payments.

Remuneration of Directors and Executive Officers
The total amount of remuneration (including share option gains) received by all directors and executive officers (being the Directors and Corporate Officers listed on pages 37 to 39) for services in all capacities during 2001 was €25 518 358 (£15 872 163).

The aggregate amount set aside by the Unilever Group during 2001 to provide pension, retirement or similar benefits for directors and executive officers was €3 123 084 (£1 942 216).

Directors’ remuneration policy
The objective of our remuneration policy for directors is to motivate and retain top class business people able to direct and lead a large global company, and to base their reward on performance.

The Remuneration Committee believes that the level of remuneration of Dutch or British directors should be in line with that of executive directors of major international industrial companies based in Continental Europe or the United Kingdom respectively who have similar responsibilities to a Unilever director, whilst recognising Unilever’s size and special features. The remuneration of the Chairmen and the members of the Board takes into account their special responsibilities and the differentials between them are comparable with those in other major international industrial companies. It is our policy that directors who are based outside their home country are to be no worse off than they would be if they were based in their home country in a comparable job. They are paid at the level of remuneration appropriate to the country where they are based, if this is higher than the level in their home country.

Levels of remuneration are reviewed annually by the Remuneration Committee in the light of external expert advice which assesses competitive levels of remuneration in relevant comparable companies. They are also compared with the levels of remuneration of other Unilever employees.

The Remuneration Committee’s policy is to seek to link reward closely to performance by using merit pay increases and bonuses based on both corporate and personal performance.

NV and PLC and their group companies constitute a single Group. Directors serve both companies as executives and therefore receive emoluments from both. Wherever we refer to emoluments, these include payments from both NV and PLC. The remuneration for the US based director is paid wholly in the US where he is resident. All emoluments and fees earned by directors from outside directorships and similar sources must be paid to and are retained by Unilever.

The emoluments of the directors are made up of the following components:

(i)  Salary:

Salaries are set by the Remuneration Committee. They are usually fixed in the currency appropriate to where the director is based: the Netherlands, United Kingdom or United States.

(ii)  Allowances and value of benefits in kind:

In accordance with rules which apply to all qualifying employees, directors receive allowances to help them meet expenses incurred as a result of their employment. An example would be relocation and resulting disturbance and education expenses. The London based directors receive an allowance to compensate for the fact that part of their remuneration is paid in the Netherlands. Benefits in kind include items such as company cars and medical insurance.

(iii)  Annual performance bonus:

Annual bonuses are set by the Remuneration Committee and range between 0% and 100% of salary. Bonuses are based on achievement of a target or target range which are set at the beginning of each year and which involve two measures of performance:

(a)  corporate targets; and
(b)  individual targets.

The corporate targets are based on a combination of the increase in earnings per share and turnover. The individual targets are based on previously agreed key objectives which are set at the beginning of each year.

Unilever Annual Report & Accounts and Form 20-F 2001

Report of the Directors

REMUNERATION REPORT	> 41

For 2001 the earnings per share results were towards the upper end of the target range and the turnover target range was exceeded.

One quarter of the annual bonuses for directors is paid in the form of shares in NV and PLC and the directors are then awarded ‘matching’ shares (see below).

(iv) Long-term incentive arrangements:

There are three parts to the long-term incentive arrangements:

(a) Matching Shares:

As explained above, one quarter of the annual bonus is paid in the form of NV and PLC shares. The company then awards an equivalent number of matching shares. These matching shares vest three years after grant provided certain conditions are met, including the requirement that the original ‘bonus’ shares have been retained for the three-year period.

(b) Share Options:

Directors are generally entitled to share options on the same basis as other employees. They participate in the UK Employee Sharesave Plan and the Netherlands Employee Option Plan, which are All-Employee plans. In addition they participate in the Executive Option Plans, as described in note 28 on pages 79 to 87.

The Remuneration Committee has established benchmark grant levels, described as the ‘normal’ allocation, to assist each year in deciding on actual grant levels under the Executive Option Plans. The Committee has reviewed these normal allocations and has concluded that they are still in line with those awarded by companies in our peer group. Individual and Group performance criteria are set annually by the Remuneration Committee, and these criteria must be satisfied before an individual can be granted an option. The Remuneration Committee agrees the level of grants.

The Group performance criterion for 2001 was that our earnings per share before exceptional items and amortisation of goodwill and intangibles over the three financial years preceding the date of grant should have cumulatively risen by at least 6% more than the rate of inflation. If it had not, no grants would have been made.

Once the Group criterion had been met, each director’s option grant is determined by the percentage increase, above the rate of inflation, of the Group’s earnings per share BEIA over the financial year preceding the date of grant. The Remuneration Committee decided that for 2001 the targets and levels of grant would be:

EPS BEIA growth achieved in 2000	Par level of grant as percentage of normal allocation

Inflation + less than 4%	0%
Inflation + 4%	50%
Inflation + 5%	75%
Inflation + 6%	100%
Inflation + 7%	125%
Inflation + 8% or more	150%

The EPS BEIA growth for 2000 was inflation + 8% which produced a 150% level of grant for 2001.

The normal allocations in 2001 to which the percentages above would be applied were:

	NV shares	PLC shares

Chairmen	12 000	80 000
European based directors	7 500	50 000
North American based director	12 000	80 000

As a further incentive participants may be granted ‘premium options’. These are options granted to reward commitment and good performance over a five-year period. The first premium options may be granted in 2002 and relate to grants of options made in 1997. To qualify for the grant of a premium option:

>	the Group must have performed well over the preceding five years;
>	the individual must not have realised free cash from the exercise of options granted five years previously; and
>	the individual must have received on average at least 100% of the Par allocation over the preceding five years.

Premium options will be granted equivalent to 20% of the number of shares originally granted to the individual under the scheme in the relevant year. One of the proposals for change in 2001 was that no further premium options would be granted in respect of future grants of options, and therefore this incentive is now withdrawn.

Under the Executive Option Plans we have the right to substitute the cash value for shares on the exercise of any individual’s options. We do not generally intend to exercise this right unless an individual would be disadvantaged if we did not.

Unilever Annual Report & Accounts and Form 20-F 2001

REMUNERATION REPORT	> 42

(c)  TSR Long-Term Incentive Plan:

The TSR Long-Term Incentive Plan (LTIP) was introduced in 2001. Under this plan directors and certain senior employees are granted conditional rights to shares in NV and PLC. The level of the annual grants is made under the guidance of the Remuneration Committee. In 2001 the following conditional awards were made to each director:

>	Chairmen: Shares in NV and PLC to the combined value of €800 000
>	European based directors: Shares in NV and PLC to the combined value of €500 000
>	North American based director: Shares in NV and PLC to the combined value of €400 000.

Depending on the performance of Unilever’s Total Shareholder Return (‘TSR’) over a three-year period in comparison with that of its defined peer group (as described on page 33), the awards vest following the end of the three-year performance cycle, in accordance with the following table:

Ranking within TSR Group	Percentage of award which vests

Numbers 12 – 21	Nil
Numbers 10 – 11	25%
Numbers 8 – 9	50%
Numbers 5 – 7	100%
Numbers 3 – 4	150%
Numbers 1 – 2	200%

The first conditional rights were awarded in May 2001 and, depending on the outcome of the performance tests for the three year performance cycle 2001, 2002 and 2003, will vest in May 2004.

Directors’ shareholding requirements
It is a requirement of the long-term incentive arrangements that over a period of five years each director must build up a personal shareholding in NV and PLC equivalent in value to one and a half times their salary.

Directors’ service contracts
NV and PLC’s Articles of Association require that all directors retire from office at every Annual General Meeting. Directors’ contracts of service with the Unilever Group are generally terminated no later than the end of the month when the Annual General Meeting closest to their 62nd birthday is held.

During 2001, as part of the introduction of the changes to the remuneration policy, the service contracts for each director were amended so that the employer is now required to give 12 months notice of termination of the contract, instead of 24 months as previously applied. No compensation was paid to any director in respect of the reduction in this notice period.

The compensation payable to a director upon the termination of his service contract will be calculated in accordance with the law applicable. The directors have service contracts with both NV and PLC. The Remuneration Committee’s aim is always to deal fairly with cases of termination whilst taking a robust line in minimising any compensation. The Remuneration Committee has given due consideration to the recommendations contained in the Code regarding the inclusion of explicit provisions in directors’ service contracts for compensation commitments in the event of early termination. The Committee will continue to keep its current practice, which is not to include such provisions, under review.

In 2001 two directors served for only part of the year. In 2000 five directors served for only part of the year.

Directors’ pensions: policy
The aim of the Remuneration Committee is that pension and other related benefits should be in line with good practice by major companies in Continental Europe and the United Kingdom, bearing in mind the need to make conditions for the various nationalities of directors reasonably comparable.

All directors are members of the normal Unilever pension schemes. Because directors are paid by both NV and PLC, they participate in both the NV and PLC normal pension schemes, with the exception of a US based director who participates in the normal US schemes. The NV scheme has been on a contribution holiday since 1990. The PLC scheme has been on a contribution holiday since January 1997. The US schemes, with the exception of the 401(k) scheme, are non-contributory.

All directors are also members of their respective early retirement schemes, which provide overall pension coverage including benefits under other Unilever schemes. The current arrangements are that directors belong to either the NV or PLC scheme, depending on their contractual arrangements. NV finances the NV scheme and PLC finances the PLC scheme. Also, under the current arrangements, in order to equalise benefits among the directors, those directors appointed before 31 December 1998 who are members of the NV scheme, and retire at or after normal retirement date, receive an additional lump sum equal to one year’s final pensionable pay. This is not provided to directors who are members of the NV scheme and were appointed after 1 January 1999. The benefits received by directors under these early retirement schemes are, in most other respects, the same as those generally provided for senior management.

Unilever Annual Report & Accounts and Form 20-F 2001

Report of the Directors

REMUNERATION REPORT	> 43

Under both the normal and early retirement schemes, final pensionable pay takes into account the bonuses paid in the last three years, subject to a maximum of 20% of base pay. It is our policy that a significant part of directors’ emoluments are performance related, but the Remuneration Committee believes that this should not affect the directors’ reasonable expectations of a pension in line with that provided by major companies in Continental Europe and the United Kingdom. The Committee reconsidered this topic during 2001 in the light of the recommendations of the Code and decided that these arrangements should be kept in place. It will, however, continue to keep under review the development of best practice of other major global companies in respect of the pensionability of bonuses.

Directors’ pensions: further information
This information is supplemental to the table on page 44.

It is expected that the directors’ pensions will be regularly increased in payment and in deferment in line with the increase in the consumer price index in the country relating to the currency in which the benefits are defined. These pension increases are awarded at the discretion of NV or PLC, as appropriate, although the schemes in the United Kingdom guarantee increases in line with retail price inflation, up to a maximum of 5% per annum.

For directors in the NV early retirement scheme who are aged 55 or more, the immediate early retirement pension entitlement is shown in the accompanying table.

For directors in the PLC early retirement scheme, early retirement is possible from age 50 (or age 55 for PLC directors appointed after 1 January 1999), in which case the total accrued pension is reduced by 5% per annum for each year of early retirement prior to age 60.

Dependants’ and children’s pensions are payable under the normal and early retirement schemes in each country.

Changes to the rules of the normal NV scheme effective 31 December 2001 allow members to choose the level of the spouse pension attached to their benefit, subject to an adjustment to their own pension. For the purposes of these disclosures, it has been assumed that all directors will opt for a spouse pension of 70%. Under the normal PLC scheme the spouse’s pension is 50% of the member’s pension.

Under the NV early retirement scheme, the spouse’s pension is 70% of the member’s pension for directors appointed before 31 December 1998 and 66.7% for directors appointed after 1 January 1999. Under the PLC early retirement scheme, the spouse’s pension is 66.7% of the member’s retirement pension.

For directors in the NV early retirement scheme aged over 55 and who are members of the Dutch social security system, the amount will be reduced at age 65 by an allowance corresponding to the State benefits payable. The pension may also be subject to minor adjustments to equalise social security benefits.

Members may pay additional voluntary contributions. Neither the contributions (including member contributions into a US 401(k) plan where appropriate) nor the resulting benefits are included in the table of pension entitlements.

Unilever Annual Report & Accounts and Form 20-F 2001

REMUNERATION REPORT	> 44

Directors’ pensions
The pension entitlements of directors are shown separately for those in the NV and PLC early retirement schemes.

	yrs	Age, at 31 December 2001 mths	yrs	Normal Retirement Age mths	(2) mths	Contributions paid by director during 2001	Increase in accrued pension during 2001	(3) (4) (5)	Total accrued pension at 31 December 2001	(4)(5)
NV scheme (1)						€	€		€

A Burgmans (6)	54	11	60	0		0	83 495		519 161
A Kemner (7)	62	3	60	0		0	19 950		531 422
A R van Heemstra (8) (9)	55	11	60	0		0	149 497		338 714

						$	$		$

C B Strauss (8) (10)	58	11	60	0		0	129 922		730 149

PLC scheme						£	£		£

N W A FitzGerald	56	4	60	9		0	36 209		607 099
R D Brown (11)	55	1	60	0		0	144 840		320 120
A C Butler	55	6	60	0		0	25 621		330 137
P J Cescau (8) (12) (13)	53	3	60	0		0	85 983		340 751
K B Dadiseth (8)	56	0	60	0		0	160 469		352 125
R H P Markham	55	10	60	0		0	43 384		338 919

(1)	The NV early retirement scheme operates on the basis of a justifiable expectation and does not provide a vested deferred entitlement.
Directors leaving before age 55 are not entitled to any benefit, while those terminating service at age 55 or older can expect to receive an immediate pension under the expectations of the scheme. All directors participating in the NV scheme are members of the
Dutch social security system except for Mr C B Strauss.
(2)	Normal Retirement Age is that established for the purposes of the respective early retirement scheme for the director, and generally does not coincide with the termination date of his employment under the terms of his service contracts (see ‘Directors’ service contracts’ on page 42). The method of calculating this age was changed subsequent to the appointment of Mr N W A FitzGerald as a director.
(3)	The increase in accrued pension during the year excludes any increase for inflation over the year, and is shown on a consistent basis with the accrued pension at the end of the year. For directors retiring during the year, the accrued pension and its increase are based on the position when the director retired. For directors appointed during the year, the increase is based on the difference between the accrued pension at the end of the year and the accrued pension immediately prior to the appointment.
(4)	For directors in the NV early retirement scheme aged 55 and over, the accrued pension is the immediate annual pension payable under all Unilever schemes. For the NV directors under age 55, no pension is included in respect of the NV early retirement scheme and the accrued pension is that payable in total, under the normal Unilever schemes, ignoring any future inflationary increases. The accrued pension under the normal PLC scheme is payable from age 65, while the accrued pension under the normal NV scheme is shown payable from age 62, which is the age at which the most valuable retirement terms are provided, and includes temporary pensions converted to lifetime equivalent pensions. For NV directors appointed before 31 December 1998, the additional lump sum of one year’s final pensionable pay, payable on normal retirement, is excluded from these pensionable amounts. Amounts paid are disclosed separately in the year of retirement.
(5)	For the PLC scheme, the accrued pension shown is that which would be paid annually from Normal Retirement Age, based on service to 31 December 2001, and includes benefits from all Unilever schemes. It does not include allowance for any future inflationary increases.
(6)	89% of the total accrued pension at 31 December 2001 and 92% of the increase in accrued pension correspond to the normal
NV scheme.
(7)	Retired during the year. In addition to the benefit shown, a lump sum of €864 000 was paid on retirement.
(8)	Elected after 1 January 1999. The accrued pension includes benefits (actuarially converted for consistency) under all Unilever schemes and those earned, prior to appointment, under social security schemes.
(9)	Since Mr A R van Heemstra reached age 55 during the year, the increase in his accrued pension during 2001 was calculated using the end 2000 accrued pension, converted actuarially to be consistent with the end 2001 accrued pension.
(10)	Benefits based on a US dollar denominated salary. Benefits will be increased in payment at the same time as pensions under the normal NV pension scheme. The increase will be based on a US denominated index derived using the same principles as those applied for normal pension increases under the normal NV pension scheme.
(11)	Retired during the year. As Mr R D Brown retired at an age below 60, the increase in his accrued pension during 2001 was calculated using the end 2000 accrued pension expressed as a normal reduced early retirement pension.
(12)	Benefits payable under the PLC scheme will be converted into euros at the exchange rate prevailing at date of appointment.
(13)	Remained in PLC scheme on a transitional basis throughout 2001 but pension arrangements are in the process of being transferred to NV scheme as a result of a change in base country.

Unilever Annual Report & Accounts and Form 20-F 2001

Report of the Directors

REMUNERATION REPORT	> 45

Directors’ interests: share capital
The interest in the share capitals of NV and PLC and their group companies of those who were directors at the beginning and end of 2001 and of their families were as shown in the tables below:

	Shares held at 1 January	Matching shares at 1 January	(c)	Total shares at 1 January	Shares held at 31 December	Matching shares at 31 December	(c)	Total shares at 31 December

NV (€0.51 ordinary shares)
A Burgmans	12 772	1 194		13 966	44 765	1 867		46 632
N W A FitzGerald	5 745	2 174		7 919	6 766	3 195		9 961
A C Butler	793	794		1 587	2 351	1 288		3 639
P J Cescau	421	421		842	942	942		1 884
K B Dadiseth	–	–		–	434	434		868
A R van Heemstra	588	588		1 176	1 000	1 000		2 000
R H P Markham	25 911	727		26 638	32 106	1 274		33 380
C B Strauss	2 302	1 069		3 371	3 859	2 245		6 104

NV (€0.05 preference shares)
A Burgmans				7 750				7 750

PLC (1.4p ordinary shares)
N W A FitzGerald	41 411	16 754		58 165	48 965	24 191		73 156
		156		815 034(a)				156 815 034(a)
A Burgmans	19 744	9 177		28 921	24 643	14 076		38 719
A C Butler	28 507	6 340		34 847	32 110	9 943		42 053
P J Cescau	3 327	3 327		6 654	7 129	7 129		14 258
K B Dadiseth	–	–		–	5 360	3 172		8 532
A R van Heemstra	4 417	4 417		8 834	7 429	7 429		14 858
R H P Markham	44 326	5 810		50 136	48 319	9 803		58 122
C B Strauss	7 916	7 916		15 832(b)	16 475	16 475		32 950(b)

Hindustan Lever Limited (ordinary shares)
K B Dadiseth				107 490				107 490

Margarine Union (1930) Limited (shares)
N W A FitzGerald				600(a)				400(a)

(a)
Held jointly as a trustee of the Leverhulme Trust and the Leverhulme Trade Charities Trust with no beneficial interest. The holding of
156 815 034 PLC ordinary shares represents 5.39% of the ordinary issued share capital of PLC.

(b)	Partially held as American Depositary Receipts (ADRs).
(c)	Matching shares were conditionally awarded as part of the annual performance bonus plan.

The directors, in common with other employees of PLC and its United Kingdom subsidiaries, had beneficial interests in 40 194 092 PLC ordinary shares at 1 January 2001 and 41 531 145 PLC ordinary shares at 31 December 2001, acquired by the Unilever Employee Share Trusts for the purpose of satisfying options under the PLC Executive Option plans and the UK Employee Sharesave Plan. Further information, including details of the NV and PLC ordinary shares acquired by certain group companies in connection with other share option plans, is given in note 28 on page 79.

The voting rights of the directors who hold interests in the share capitals of NV and PLC are the same as for other holders of the class of shares indicated. Except as stated above, none of the directors’ or other executive officers’ shareholdings amounts to more than 0.01% of the issued shares in that class of share. Except as stated above, all shareholdings are beneficial.

The only changes in the interests of the directors and their families in NV and PLC ordinary shares between 31 December 2001 and 28 February 2002 were that:

(i)	the holding of the Unilever Employee Share Trusts has reduced to 41 169 095 PLC shares.
(ii)	Mr A R van Heemstra acquired and sold 43 276 PLC shares through the exercise of options granted under the PLC
Executive Option Plan.
(iii)	Mr C B Strauss acquired 7 200 NV shares through the exercise of options granted under the NA Executive Option Plan.

Unilever Annual Report & Accounts and Form 20-F 2001

REMUNERATION REPORT	> 46

Directors’ emoluments

The aggregate emoluments of the directors were as follows:

	€ 2001	€ 2000	£ 2001	£ 2000

Salary	7 856 569	7 854 620	4 886 781	4 781 108
Allowances and value of benefits in kind	1 621 230	1 265 478	1 008 404	770 297
Performance related payments (1) (2)	8 725 882	4 303 518	5 427 493	2 619 305

Total	18 203 681	13 423 616	11 322 678	8 170 710

Gains on exercise of share options (3)	2 180 129	2 075 600	1 356 039	1 263 418

The emoluments of the individual directors were as follows:

Paid in euros:	Salary €	Allowances and value of benefit in kind €	Performance related payments (4) €	Total 2001 €	Total 2000 €	Equivalent totals(5)
						2001 £	2000 £

A Burgmans (6)	1 040 000	38 633	1 183 000	2 261 633	1 300 075	1 406 736	791 356
P J Cescau (1) (7)	850 000	737 491	977 500	2 564 991	1 303 260	1 595 424	793 294
A R van Heemstra	600 000	19 595	637 500	1 257 095	653 555	781 913	397 819
A Kemner (8)	300 000	6 662	327 000	633 662	1 004 150	394 138	611 226

Paid in pounds sterling:	£	£	£	£	£	€	€

N W A FitzGerald (9)	840 000	129 724	955 500	1 925 224	1 329 673	3 095 215	2 184 447
R D Brown (8)	166 667	68 641	181 667	416 975	712 799	670 378	1 171 018
A C Butler	475 000	39 985	475 000	989 985	701 057	1 591 616	1 151 728
K B Dadiseth	500 000	82 543	543 750	1 126 293	551 118	1 810 760	905 402
R H P Markham	475 000	66 054	546 250	1 087 304	686 112	1 748 077	1 127 176

Paid in US dollars:	$	$	$	$	$

C B Strauss (2)	1 000 000	176 148	1 125 000	2 301 148	1 290 549	€2 570 254	€1 401 304
						£1 598 686	£852 974

(1) (2) (3) (4) (5) (6) (7) (8) (9)	Excluded from the emoluments are incentive payments of €613 656 paid in 2001 and £318 439 paid in 2000 which relate to an appointment prior to joining the Boards.
Excluded from the emoluments is an incentive payment of $1 009 000 paid in 2001 which relates to an appointment prior to joining the Boards.
See pages 47 and 48.
Includes value of shares (both ‘bonus shares’ and ‘matching shares’) awarded under the bonus scheme relating to 2001.
Based on average rates for the year of £1.00 = €1.608, £1.00 = $1.439, $1.00 = €1.117 (2000: £1.00 = €1.643, £1.00 = $1.513, $1.00 = €1.086).
Chairman of NV.
Allowances include €662 126 paid in respect of relocation assistance.
Retired on 31 May 2001.
Chairman of PLC.

For the years up to and including 1997, NV loaned the amount of taxation charged on the grant of options under Dutch fiscal legislation to the recipients. Amounts are repaid when the options are exercised. At 31 December 2001 a total of € 0.03 million (2000: €0.14 million) was loaned to the directors.

No compensation for loss of office, payments for loss of office or other termination payments were paid to directors in 2001.

Share options
Options held by directors and employees to acquire ordinary shares of NV and PLC at 31 December 2001 are shown in note 28 on page 79.

As at 28 February 2002 the directors and officers as a group held options to purchase the following ordinary shares:
     4 118 683 shares of 1.4p
     465 527 shares of €0.51
     574 828 shares of 1.4p (held as 143 707 ADRs)
     226 334 shares of €0.51 of the New York Registry

Unilever Annual Report & Accounts and Form 20-F 2001

Report of the Directors

REMUNERATION REPORT	> 47

Options to acquire NV ordinary shares of €0.51 each and options to acquire PLC ordinary shares of 1.4p each were granted, exercised and held during 2001 as follows:

						Options outstanding below market price at end of year		Options outstanding above market price at end of year

Name		1 January €0.51/1.4p	Granted (h)	Exercised	31 December €0.51/1.4p	Number	Weighted average price	Number	Weighted average price

A Burgmans	(a)	79 296	18 000 (1)	31 296 (6)	66 000	57 000	€53.65	9 000	€69.29
	(b)	190	50 (2)	24 (7)	216	216	€57.81	–	–
	(c)	320 000	120 000 (3)	–	440 000	380 000	464p	60 000	668p
	(d)	2 904	–	–	2 904	–	–	2 904	594p

N W A FitzGerald	(a)	72 932	18 000 (1)	6 932 (6)	84 000	66 000	€52.17	18 000	€69.29
	(b)	150	50 (2)	–	200	200	€59.75	–	–
	(c)	835 392	120 000 (3)	–	955 392	835 392	376p	120 000	668p
	(d)	3 543	–	–	3 543	2 382	425p	1 161	594p

A C Butler	(a)	42 316	11 250 (1)	1 064 (6)	52 502	41 252	€52.17	11 250	€69.29
	(b)	100	50 (2)	–	150	150	€60.45	–	–
	(c)	513 212	75 000 (3)	–	588 212	513 212	386p	75 000	668p
	(d)	4 652	–	–	4 652	4 652	371p	–	–

P J Cescau	(a)	37 893	11 250 (1)	–	49 143	40 143	€58.14	9 000	€69.29
	(b)	–	50 (2)	–	50	50	€64.65	–	–
	(c)	259 626	75 000 (3)	–	334 626	274 626	491p	60 000	668p
	(e)	45 000	–	–	45 000	45 000	$38.84	–	–
	(f)	100 192	–	–	100 192	100 192	$6.715	–	–

K B Dadiseth	(a)	19 500	11 250 (1)	–	30 750	26 250	€52.21	4 500	€69.29
	(c)	149 428	75 000 (3)	2 188 (8)	222 240	192 240	431p	30 000	668p

A R van Heemstra	(a)	36 532	11 250 (1)	2 032 (6)	45 750	36 750	€52.05	9 000	€69.29
	(b)	–	50 (2)	–	50	50	€64.65	–	–
	(c)	273 276	75 000 (3)	–	348 276	288 276	436p	60 000	668p

R H P Markham	(a)	44 648	11 250 (1)	5 648 (6)	50 250	39 000	€52.71	11 250	€69.29
	(b)	150	50 (2)	–	200	200	€59.75	–	–
	(c)	292 292	75 000 (3)	–	367 292	292 292	446p	75 000	668p
	(d)	3 283	–	–	3 283	3 283	514p	–	–

C B Strauss	(e)	154 200	18 000 (4)	–	172 200	154 200	$33.87	18 000	$72.94
	(f)	260 000	120 000 (5)	–	380 000	260 000	$6.45	120 000	$10.08
	(g)	381	–	381 (9)	–	–	–	–	–

R D Brown	(a)	33 636	–	636 (6)	33 000 (10)	24 000	€50.57	9 000	€69.29
	(c)	266 180	–	–	266 180 (10)	146 180	359p	120 000	611p
	(d)	1 240	–	–	1 240 (10)	1 240	278p	–	–

A Kemner	(a)	44 708	–	10 956 (6)	33 752 (10)	22 502	€53.14	11 250	€69.29
	(b)	190	–	–	190 (10)	190	€53.44	–	–
	(c)	225 000	–	–	225 000 (10)	75 000	407p	150 000	611p

(a)	Number of NV shares the subject of options under the Executive Plan.
(b)	The Netherlands Employee Option Plan.
(c)	Number of PLC shares the subject of options under the Executive Plan.
(d)	UK Employee Sharesave Plan.
(e)	Number of NV New York shares the subject of options under the Executive Plan.
(f)	Number of PLC shares the subject of options in the form of American Depositary Receipts under the Executive Plan (1 ADR equivalent to 4 shares).
(g)	NA Employee Purchase Plan over NV New York shares.
(h)	Granted in the year on the basis, where applicable, of earnings per share in the prior year.

See also notes on page 48.

Unilever Annual Report & Accounts and Form 20-F 2001

REMUNERATION REPORT	> 48

All share options are exercisable at a range of dates between 2002 and 2011 (see note 28 on page 79). No options lapsed unexercised during the year. The market price of the ordinary shares at the end of the year was for NV €65.85 and $57.61 and for PLC 564p and $8.32, and the range during the year was between €71.20 and €55.45 and $64.56 and $50.26, and between 610p and 478p and $8.85 and $6.96 respectively. Options outstanding above and below the market prices at 31 December 2001 are set out in the table on page 47.

Note	Number of shares	Exercise price	Market price at date of exercise	Note	Number of shares	Exercise price	Market price at date of exercise

(1)	All	€56.45	n/a	(6)	All	€26.56	€63.55
(2)	All	€64.65	n/a	(7)	All	€31.20	€61.25
(3)	All	478p	n/a	(8)	All	227p	536p
(4)	All	$50.09	n/a	(9)	All	$52.43	$57.75
(5)	All	$6.91	n/a	(10)	All	On date of retirement

Directors’ Conditional Share Awards under Total Shareholder Return – Long-Term Incentive Plan
Rights to ordinary shares in PLC and NV were granted, vested or lapsed in 2001 as follows:

Name	Share type	1 January	Granted	(1)	Vested	Lapsed	31 December	Performance period

A Burgmans	NV	0	6 472		0	0	6 472	01/01/01-31/12/03
	PLC	0	48 360		0	0	48 360	01/01/01-31/12/03

N W A FitzGerald	NV	0	6 472		0	0	6 472	01/01/01-31/12/03
	PLC	0	48 360		0	0	48 360	01/01/01-31/12/03

A C Butler	NV	0	4 045		0	0	4 045	01/01/01-31/12/03
	PLC	0	30 225		0	0	30 225	01/01/01-31/12/03

P J Cescau	NV	0	4 045		0	0	4 045	01/01/01-31/12/03
	PLC	0	30 225		0	0	30 225	01/01/01-31/12/03

K B Dadiseth	NV	0	4 045		0	0	4 045	01/01/01-31/12/03
	PLC	0	30 225		0	0	30 225	01/01/01-31/12/03

A R van Heemstra	NV	0	4 045		0	0	4 045	01/01/01-31/12/03
	PLC	0	30 225		0	0	30 225	01/01/01-31/12/03

R H P Markham	NV	0	4 045		0	0	4 045	01/01/01-31/12/03
	PLC	0	30 225		0	0	30 225	01/01/01-31/12/03

C B Strauss	NV (2)	0	3 223		0	0	3 223	01/01/01-31/12/03
	PLC (3)	0	23 580		0	0	23 580	01/01/01-31/12/03

(1)	Number of Conditional Rights granted in NV and PLC shares in 2001. The precise number of shares that will vest in May 2004 will depend on the TSR ranking of Unilever, during the performance period shown above, against a peer group of 20 comparative companies and will vary between 0% and 200% of the original number of conditional shares granted.
(2)	NV New York shares.
(3)	Number of PLC shares granted in the form of American Depository Receipts (1 ADR equivalent to 4 PLC shares).

Advisory Directors
The Advisory Directors are not formally members of the Boards of NV and PLC and are therefore excluded when we refer to directors in this report.

The remuneration of the Advisory Directors is decided by the Boards. Advisory Directors receive an annual fee and are reimbursed expenses incurred in attending meetings. They do not receive any performance related bonuses, pension provisions, share options or other forms of benefit.

The annual fee paid in 2001 to each of B Collomb, O Fanjul, F H Fentener van Vlissingen, H Kopper and H O C R Ruding was €55 000 and to each of Lord Brittan of Spennithorne, Lady Chalker of Wallasey, C X Gonzalez, Senator G J Mitchell and Lord Simon of Highbury was £35 000. C R Shoemate and Professor W Dik were appointed during the year and received fees of £32 081 and €41 250 respectively.

As at 28 February 2002, the aggregate interests of the Advisory Directors in the share capital of NV and PLC were 14 188 (31 December 2000: 14 188) Ordinary €0.51 shares of NV and 5 383 (31 December 2000: 6 384) Ordinary 1.4p shares of PLC. The voting rights of the Advisory Directors are the same as for other holders of the class of share indicated.

Unilever Annual Report & Accounts and Form 20-F 2001

Financial Statements

STATEMENT OF DIRECTORS’ RESPONSIBILITIES	> 49

Annual accounts
The directors are required by Book 2 of the Civil Code in the Netherlands and the United Kingdom Companies Act 1985 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Unilever Group, NV and PLC as at the end of the financial year and of the profit or loss for that year.

The directors consider that in preparing the accounts, the Group, NV and PLC have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed, except as noted under ‘Accounting standards’ on page 51.

The directors have responsibility for ensuring that NV and PLC keep accounting records which disclose with reasonable accuracy their financial position and which enable the directors to ensure that the accounts comply with the relevant legislation. They also have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

This statement, which should be read in conjunction with the ‘Report of independent auditors’ set out on page 50, is made with a view to distinguishing for shareholders the respective responsibilities of the directors and of the auditors in relation to the accounts.

A copy of the financial statements of the Unilever Group is placed on our website at www.unilever.com. The maintenance and integrity of the website is the responsibility of the directors, and the work carried out by the auditors does not involve consideration of these matters. Accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially placed on the website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Going concern
The directors continue to adopt the going concern basis in preparing the accounts. This is because the directors, after making enquiries and following a review of the Group’s budget for 2002 and 2003, including cash flows and borrowing facilities, consider that the Group has adequate resources to continue in operation for the foreseeable future.

Internal control
Unilever has a well established control environment, which is well documented and regularly reviewed. This incorporates risk management and internal control procedures which are designed to provide reasonable, but not absolute, assurance that assets are safeguarded and the risks facing the business are being controlled. Our procedures cover financial, operational, social and environmental risks. The Boards of NV and PLC have also established a clear organisational structure, including delegation of appropriate authorities. The Group’s control environment is supported through a Code of Business Principles, which sets standards of professionalism and integrity for its operations worldwide.

The Boards have overall responsibility for establishing key procedures designed to achieve a system of internal control and for reviewing its effectiveness. The day-to-day responsibility for implementation of these procedures and ongoing monitoring of risk and the effectiveness of controls rests with the Group’s senior management at individual operating company and Business Group level. Business Groups, each of which has its own Risk Committee, review, on an ongoing basis, the risks faced by their group and the related internal control arrangements and provide written reports to the Corporate Risk Committee. This is comprised mainly of Board members and chaired by the Financial Director. The Corporate Risk Committee is a Committee of the Board and maintains oversight, on behalf of the Boards, of the controls in place to identify, evaluate and manage risk. It reports regularly to the Boards, which retain ultimate responsibility, and to the Audit Committee.

Unilever’s corporate internal audit function plays a key role in providing an objective view and continuous reassurance of the effectiveness of the risk management and related control systems throughout Unilever to both operating management and the Boards. The Group has an independent Audit Committee, entirely comprised of Advisory Directors. This Committee meets regularly with corporate internal audit and the external auditors.

Unilever has a comprehensive budgeting system with an annual budget approved by the Boards, which is regularly reviewed and updated. Performance is monitored against budget and the previous year through monthly and quarterly reporting routines. The Group reports to shareholders quarterly.

Unilever’s system of risk management has been in place throughout 2001 and up to the date of this report, and complies with the recommendations of ‘Internal Control –Guidance for Directors on the Combined Code’, published by the Internal Control Working Party of the Institute of Chartered Accountants in England & Wales in September 1999. The Boards have carried out an annual review of the effectiveness of the systems of risk management and internal control during 2001, and have ensured that the necessary actions have been taken to address any weaknesses or deficiencies arising out of that review.

It is Unilever’s policy to bring acquired companies within the Group’s governance procedures as soon as is practicable and, in any event, by the end of the first full year of operation.

Unilever Annual Report & Accounts and Form 20-F 2001

REPORT OF INDEPENDENT AUDITORS	> 50

Report of the auditors to the members of Unilever N.V. and Unilever PLC
We have audited the accounts, which have been prepared under the historical cost convention, set out on pages 51 to 88, 94 to 102 and 104 to 105.

Respective responsibilities of directors and auditors
As described on page 49, the directors are responsible for preparing the Annual Report & Accounts and Form 20-F. This includes responsibility for preparing the accounts in accordance with applicable accounting standards. Our responsibilities, as independent auditors, are established by Netherlands and United Kingdom law, relevant Stock Exchange rules and by our professional guidance.

We report to you our opinion as to whether the accounts give a true and fair view and are properly prepared in accordance with Book 2 of the Civil Code in the Netherlands and the United Kingdom Companies Act 1985. We would also report to you if, in our opinion, the directors’ report was not consistent with the accounts, if proper accounting records had not been kept, if we had not received all the information and explanations we require for our audit, or if information required regarding directors’ remuneration and transactions was not disclosed.

We read the other information contained in the Annual Report & Accounts and Form 20-F and consider the implications for our audit report if we become aware of any material misstatements or inconsistencies with the accounts.

As auditors of Unilever PLC we review whether the statement on pages 35 and 36 reflects the Company’s compliance with the seven provisions of the Combined Code specified for our review by the United Kingdom’s Financial Services Authority and we report if it does not. We are not required to consider whether the directors’ statements on internal control cover all risks and controls or to form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.

Basis of opinion
We conducted our audit in accordance with auditing standards generally accepted in the Netherlands, the United Kingdom and the United States. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the most important estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Group’s circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts.

Netherlands and United Kingdom opinion
In our opinion, the accounts give a true and fair view of the state of affairs of the Unilever Group, Unilever N.V. and Unilever PLC at 31 December 2001 and of the profit, total recognised gains and cash flows of the Group for the year then ended. In our opinion the accounts of the Unilever Group, and of Unilever N.V. and Unilever PLC respectively, have been properly prepared in accordance with Book 2 of the Civil Code in the Netherlands and the United Kingdom Companies Act 1985.

United States opinion
In our opinion, the accounts present fairly, in all material respects, the financial position of the Unilever Group at 31 December 2001 and 2000, and the results of its operations, total recognised gains and its cash flows for each of the three years in the period ended 31 December 2001, in accordance with the accounting information and policies on pages 51 to 53.

The accounting principles applied vary in certain significant respects from accounting principles generally accepted in the United States. The effect of the major differences in the determination of net profit and capital and reserves is shown on pages 94 and 95.

PricewaterhouseCoopers N.V.	PricewaterhouseCoopers
Registeraccountants	Chartered Accountants
Rotterdam, The Netherlands	and Registered Auditors
London, England

As auditors of Unilever N.V.	As auditors of Unilever PLC

6 March 2002

Unilever Annual Report & Accounts and Form 20-F 2001

Financial Statements

ACCOUNTING INFORMATION AND POLICIES	> 51
Unilever Group

Unilever
The two parent companies, NV and PLC together with their group companies, operate as nearly as is practicable as a single entity (the Unilever Group, also referred to as Unilever or the Group). NV and PLC have the same directors and are linked by a series of agreements, including an Equalisation Agreement, which are designed so that the position of the shareholders of both companies is as nearly as possible the same as if they held shares in a single company.

The Equalisation Agreement provides for both companies to adopt the same accounting principles and requires as a general rule the dividends and other rights and benefits (including rights on liquidation) attaching to each Fl. 12 (€5.445) nominal of ordinary capital of NV to be equal in value at the relevant rate of exchange to the dividends and other rights and benefits attaching to each £1 nominal of ordinary share capital of PLC, as if each such unit of capital formed part of the ordinary capital of one and the same company. For additional information please refer to Control of Unilever on page 107.

Basis of consolidation
By reason of the operational and contractual arrangements referred to above and the internal participating interests set out in note 20 on page 74, NV and PLC and their group companies constitute a single group under Netherlands and United Kingdom legislation for the purposes of presenting consolidated accounts. Accordingly, the accounts of the Unilever Group are presented by both NV and PLC as their respective consolidated accounts. These accounts are supplemented in notes 21 and 22 on page 75 and note 29 on page 88 by additional information for the NV and PLC parts of the Group in which group companies are consolidated according to respective ownership.

Reporting currency
Historically, the consolidated financial statements of the Unilever Group have been prepared in both guilders and sterling. With effect from 1 January 2000, Unilever replaced the guilder and sterling with the euro for reporting purposes. The consolidated financial statements for years prior to 2000 have been restated to euros at the rate of €1.00 = Fl. 2.20371, the fixed conversion rate announced on 31 December 1998. The consolidated financial statements reported in euro depict the same trends as previously reported in guilders. However, they do not necessarily represent the same trends as previously reported in sterling. Also, the trends shown by the consolidated financial statements may not be comparable with those of other companies that also report in euros if those other companies previously reported in a currency other than the guilder.

Companies legislation
The consolidated accounts of the Unilever Group comply with Book 2 of the Civil Code in the Netherlands and the United Kingdom Companies Act 1985. The Company accounts, the notes to those accounts and the further statutory information given for each of NV and PLC comply with legislation in the Netherlands and the United Kingdom respectively. As explained under ‘Group companies’ on page 52, in order to give a true and fair view, the presentation of the consolidated capital and reserves differs from that specified by the United Kingdom Companies Act 1985.

Accounting standards
The accounts are prepared under the historical cost convention and comply in all material respects with applicable accounting principles in the Netherlands and with United Kingdom Accounting Standards.

The accounting policies of the Unilever Group are set out on pages 51 to 53. Material variations from United States generally accepted accounting principles are set out on pages 94 to 96.

United Kingdom Statement of Standard Accounting Practice Number 15 (SSAP 15) requires that no provision should be made for deferred taxation where it is probable, based on reasonable assumptions, that a liability will not crystallise. In this respect, SSAP 15 is not in agreement with Dutch law as currently applied. For this reason, and because of the Equalisation Agreement, full provision continues to be made for deferred taxation. The effects of this departure from SSAP 15 are shown in note 6 on page 63, note 7 on page 64 and note 18 on page 73.

United Kingdom Urgent Issues Task Force Abstract 13 (UITF 13) requires that NV or PLC shares held by employee trusts to satisfy options should be classified by the sponsoring company as fixed assets. Dutch law requires such shares to be accounted for within capital and reserves. In order to comply with Dutch law and the Equalisation Agreement, the requirements of UITF 13 have not been followed. All shares held internally are accounted for in accordance with Dutch GAAP. The effects of this departure are shown in note 22 on page 75.

United Kingdom Financial Reporting Standard 17 ‘Retirement benefits’ mandates that certain disclosures relating to retirement benefits be made in financial statements for accounting periods ending on or after 22 June 2001. These disclosures are shown in note 17 on page 69. The full requirements of the standard, which will change the basis of accounting for retirement benefits, are required to be implemented for accounting periods ending on or after 22 June 2003. This standard will have a significant impact on Unilever’s reported results.

United Kingdom Financial Reporting Standard 18 ‘Accounting policies’ became mandatory for accounting periods ending on or after 22 June 2001. The standard requires that Unilever selects the most appropriate accounting policies and treatments in all circumstances. Unilever’s policies were already entirely consistent with this new standard.

Unilever Annual Report & Accounts and Form 20-F 2001

ACCOUNTING INFORMATION AND POLICIES	> 52
Unilever Group

United Kingdom Financial Reporting Standard 19 ‘Deferred tax’ becomes mandatory for accounting periods ending on or after 23 January 2002 and requires that full provision be made for certain timing differences between the recognition of profits for accounting purposes and the recognition of profits for tax purposes. As indicated above, Unilever already uses a form of full provisioning for such timing differences and therefore it is anticipated that the standard, together with its disclosure requirements, will be adopted by Unilever for the year ending 31 December 2002, with no material impact on reported results.

Recent changes in reporting requirements under US GAAP are discussed on page 96.

OECD Guidelines
In preparing its Annual Review and Annual Report & Accounts and Form 20-F Unilever adheres to the disclosure recommendations of the OECD Guidelines for Multinational Enterprises.

Group companies
Group companies are those companies in whose share capital NV or PLC holds an interest directly or indirectly, and whose consolidation is required for the accounts to give a true and fair view.

In order that the consolidated accounts should present a true and fair view, it is necessary to differ from the presentational requirements of the United Kingdom Companies Act 1985 by including amounts attributable to both NV and PLC shareholders in the capital and reserves shown in the balance sheet. The Companies Act would require presentation of the capital and reserves attributable to NV and PLC shareholders as minority interests in the respective consolidated accounts of NV and PLC. This presentation would not give a true and fair view of the effect of the Equalisation Agreement, under which the position of all shareholders is as nearly as possible the same as if they held shares in a single company.

Net profit and profit of the year retained are presented on a combined basis on page 54, with the net profit attributable to NV and PLC shareholders shown separately. Movements in profit retained are analysed between those attributable to NV and PLC shareholders in note 21 on page 75.

Foreign currencies
Exchange differences arising in the accounts of individual companies are dealt with in their respective profit and loss accounts. Those arising on trading transactions are taken to operating profit; those arising on cash, current investments and borrowings are classified as interest.

In preparing the consolidated accounts, the profit and loss account, the cash flow statement and all other movements in assets and liabilities are translated at annual average rates of exchange. The balance sheet, other than the ordinary share capital of NV and PLC, is translated at year-end rates of exchange. In the case of hyper-inflationary economies, the accounts are adjusted to remove the influences of inflation before being translated.

The ordinary share capital of NV and PLC is translated at the rate contained in the Equalisation Agreement of £1 = Fl. 12 (equivalent to €5.445). The difference between this and the value derived by applying the year-end rate of exchange is taken to other reserves (see note 22 on page 75).

The effects of exchange rate changes during the year on net assets at the beginning of the year are recorded as a movement in profit retained, as is the difference between profit of the year retained at average rates of exchange and at year-end rates of exchange.

Goodwill and intangible assets
No value is attributable to internally generated intangible assets. Goodwill (being the difference between the fair value of consideration paid for new interests in group companies, joint ventures and associated companies and the fair value of the Group’s share of their net assets at the date of acquisition) and identifiable intangible assets purchased after 1 January 1998 are capitalised and amortised in operating profit over the period of their expected useful life, up to a maximum of 20 years. Periods in excess of five years are used only where the directors are satisfied that the life of these assets will clearly exceed that period. Goodwill and intangible assets purchased prior to 1 January 1998 were written off in the year of acquisition as a movement in profits retained.

On disposal of a business acquired prior to 1 January 1998, purchased goodwill written off on acquisition is reinstated in arriving at the profit or loss on disposal.

Tangible fixed assets
Tangible fixed assets are stated at cost less depreciation. Depreciation is provided on a straight-line basis at percentages of cost based on the expected average useful lives of the assets. Estimated useful lives by major class of assets are as follows:

Freehold buildings	33-40 years
(no depreciation on freehold land)
Leasehold land and buildings	*33-40 years
Plant and equipment	3-20 years
Motor vehicles	3-6 years
* or life of lease if less than 33 years

Current cost information is given in note 10 on page 65. Fixed assets are subject to review for impairment in accordance with United Kingdom Financial Reporting Standard 11 ‘Impairment of Fixed Assets and Goodwill’, and US SFAS 121. Any impairment in the value of such fixed assets is charged to the profit and loss account as it arises.

Fixed investments
Joint ventures are undertakings in which the Group has a long-term participating interest and which are jointly controlled by the Group and one or more other parties. Associated companies are undertakings in which the Group has a participating interest and is able to exercise significant influence.

Unilever Annual Report & Accounts and Form 20-F 2001

Financial Statements

ACCOUNTING INFORMATION AND POLICIES	> 53
Unilever Group

Interests in joint ventures and associated companies are stated in the consolidated balance sheet at the Group’s share of their assets and liabilities.

Other fixed investments are stated at cost less any amounts written off to reflect a permanent impairment.

Current assets
Stocks are valued at the lower of cost and estimated net realisable value. Cost is mainly average cost, and comprises direct costs and, where appropriate, a proportion of production overheads.

Debtors are stated after deducting adequate provision for doubtful debts.

Current investments are liquid funds temporarily invested and are stated at their realisable value. The difference between this and their original cost is taken to interest in the profit and loss account.

Retirement benefits
The expected costs of providing retirement pensions under defined benefit plans, as well as the costs of other post-retirement benefits, are charged to the profit and loss account over the periods benefiting from the employees’ services. Variations from expected cost are normally spread over the average remaining service lives of current employees.

Contributions to defined contribution pension plans are charged to the profit and loss account as incurred.

Liabilities arising under defined benefit plans are either externally funded or provided for in the consolidated balance sheet. Any difference between the charge to the profit and loss account in respect of funded plans and the contributions payable to each plan is recorded in the balance sheet as a prepayment or provision.

Deferred taxation
Full provision is made for deferred taxation, at the rates of tax prevailing at the year-end unless future rates have been enacted, on all significant timing differences arising from the recognition of items for taxation purposes in different periods from those in which they are included in the Group accounts.

Provision is made for taxation which will become payable if retained profits of group companies and joint ventures are distributed to the parent companies only to the extent that such distributions are planned.

Derivative financial instruments
The types of derivative financial instruments used by Unilever are described in note 15 on page 68 and in the Financial review on pages 30 to 32. All derivative financial instruments are used for hedging purposes. Hedge accounting, as described below, is applied.

Changes in the value of forward foreign exchange contracts are recognised in the results in the same period as changes in the values of the assets and liabilities they are intended to hedge. Interest payments and receipts arising from interest rate derivatives such as swaps and forward rate agreements are matched to those arising from underlying debt and investment positions.

Payments made or received in respect of the early termination of derivative financial instruments are spread over the original life of the instrument so long as the underlying exposure continues to exist.

Research, development and market support costs
Expenditure on research and development and on market support costs such as advertising is charged against the profit of the year in which it is incurred.

Turnover
Group turnover comprises sales of goods and services after deduction of discounts and sales taxes. It includes sales to joint ventures and associated companies but does not include sales by joint ventures and associated companies or sales between group companies. Total turnover includes the Group share of the turnover of joint ventures.

Turnover is recognised when the risks and rewards of the underlying products and services have been substantially transferred to the customer.

Transfer pricing
The preferred method for determining transfer prices for own manufactured goods is to take the market price. Where there is no market price, the companies concerned follow established transfer pricing guidelines, where available, or else engage in arm’s length negotiations.

Trademarks owned by the parent companies and used by operating companies are, where appropriate, licensed in return for royalties or a fee.

General services provided by central advisory departments, business groups, divisions and research laboratories are charged to operating companies on the basis of fees.

Leases
Lease payments, which are principally in respect of operating leases, are charged to the profit and loss account on a straight-line basis over the lease term, or over the period between rent reviews where these exist.

Shares held by employee share trusts
The assets and liabilities of certain PLC trusts, NV and group companies which purchase and hold NV and PLC shares to satisfy options granted are included in the Group accounts. The book value of shares held is deducted from capital and reserves, and trust borrowings are included in the Group’s borrowings. The costs of the trusts are included in the results of the Group. These shares are excluded from the basic earnings per share calculation.

Unilever Annual Report & Accounts and Form 20-F 2001

CONSOLIDATED PROFIT AND LOSS ACCOUNT	> 54
For the year ended 31 December Unilever Group

	€ million 2001	€ million 2000	€ million 1999

Total turnover 1	52 206	48 066	41 262
Less: Share of turnover of joint ventures 1	(692)	(484)	(285)

Group turnover 1	51 514	47 582	40 977
Operating costs 2	(46 340)	(44 280)	(36 674)

Group operating profit 1	5 174	3 302	4 303
Group operating profit BEIA 1	7 149	5 729	4 595
Exceptional items 4	(588)	(1 992)	(269)
Amortisation of goodwill and intangibles 1	(1 387)	(435)	(23)
Add: Share of operating profit of joint ventures 1	84	57	42

Total operating profit 1	5 258	3 359	4 345
Total operating profit BEIA 1	7 269	5 794	4 637
Exceptional items 4	(588)	(1 992)	(269)
Amortisation of goodwill and intangibles	(1 423)	(443)	(23)
Other income from fixed investments 11	12	(4)	10
Interest 5	(1 646)	(632)	(14)

Profit on ordinary activities before taxation	3 624	2 723	4 341
Taxation on profit on ordinary activities 6	(1 547)	(1 403)	(1 369)

Profit on ordinary activities after taxation	2 077	1 320	2 972
Minority interests	(239)	(215)	(201)

Net profit	1 838	1 105	2 771
Attributable to: NV 21	817	675	1 761
PLC 21	1 021	430	1 010
Dividends	(1 581)	(1 458)	(1 265)
Preference dividends	(51)	(44)	(20)
Dividends on ordinary capital 8	(1 530)	(1 414)	(1 245)

Result for the year retained	257	(353)	1 506

Combined earnings per share 7
Euros per €0.51 of ordinary capital	1.82	1.07	2.63
Euro cents per 1.4p of ordinary capital	27.27	16.08	39.48

On a diluted basis the figures would be:
Euros per €0.51 of ordinary capital	1.77	1.05	2.57
Euro cents per 1.4p of ordinary capital	26.54	15.69	38.50

See note 7 on page 64 for an explanation of the impact of the share consolidation in 1999 on earnings per share.

All amounts are related to continuing operations as defined by United Kingdom Financial Reporting Standard 3.

References relate to notes on pages 57 to 88, which form an integral part of the consolidated financial statements.
Accounting policies of the Unilever Group are set out on pages 51 to 53.
 Variations from United States generally accepted accounting principles and Regulation S-X are outlined on pages 94 to 96.

In accordance with Article 402 of Book 2, Civil Code in the Netherlands, the profit and loss account of the entity NV on page 101 mentions only the income from fixed investments after taxation and other income and expenses as separate items.

Unilever Annual Report & Accounts and Form 20-F 2001

Financial Statements

CONSOLIDATED STATEMENT OF TOTAL	> 55
RECOGNISED GAINS AND LOSSES
For the year ended 31 December Unilever Group

	€ million 2001	€ million 2000	€ million 1999

Net profit	1 838	1 105	2 771
Currency retranslation	(1 058)	(237)	380

Total recognised gains since last annual accounts	780	868	3 151

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31 December Unilever Group

	€ million 2001	€ million 2000	€ million 1999

Cash flow from operating activities 25	7 497	6 738	5 654

Dividends from joint ventures	82	38	28
Returns on investments and servicing of finance 26	(1 887)	(798)	(156)
Taxation	(2 205)	(1 734)	(1 443)
Capital expenditure and financial investment 26	(1 358)	(1 061)	(1 501)
Acquisitions and disposals 26	3 477	(27 373)	(362)
Dividends paid on ordinary share capital	(1 420)	(1 365)	(1 266)
Special dividend	–	–	(6 093)

Cash flow before management of liquid resources and financing	4 186	(25 555)	(5 139)
Management of liquid resources 26	1 106	2 464	5 675
Financing 26	(5 098)	22 902	(146)

Increase/(decrease) in cash in the period	194	(189)	390

Reconciliation of cash flow to movement in net funds/(debt)

	€ million 2001	€ million 2000	€ million 1999

Net funds/(debt) at 1 January 27	(26 468)	684	5 778

Increase/(decrease) in cash in the period	194	(189)	390
Cash flow from (increase)/decrease in borrowings	5 095	(22 920)	150
Cash flow from increase/(decrease) in liquid resources	(1 106)	(2 464)	(5 675)

Change in net funds resulting from cash flows	4 183	(25 573)	(5 135)
Borrowings within group companies acquired	(1)	(3 113)	(29)
Borrowings within group companies sold	3	2	4
Liquid resources within group companies acquired	–	13	3
Non-cash movements	(408)	455	(211)
Currency retranslation	(508)	1 064	274

Increase/(decrease) in net funds in the period	3 269	(27 152)	(5 094)

Net funds/(debt) at 31 December 27	(23 199)	(26 468)	684

References relate to notes on pages 57 to 88, which form an integral part of the consolidated financial statements. Accounting policies of the Unilever Group are set out on pages 51 to 53.

Variations from United States generally accepted accounting principles and Regulation S-X are outlined on pages 94 to 96.

Unilever Annual Report & Accounts and Form 20-F 2001

CONSOLIDATED BALANCE SHEET	> 56
As at 31 December Unilever Group

		€ million 2001	€ million 2000

	Fixed assets	35 221	37 463
	Goodwill and intangible assets 9	25 097	26 467
	Tangible fixed assets 10	9 240	9 839
	Fixed investments 11	884	1 157

Current assets
	Stocks 12	5 343	5 421
	Debtors 13	10 094	9 817
	Debtors due within one year 13	7 185	7 254
	Debtors due after more than one year 13	2 909	2 563
	Acquired businesses held for resale		1 666
	Current investments 14	439	660
	Cash at bank and in hand 14	1 862	2 613

	Total current assets	17 738	20 177
	Creditors due within one year	(23 212)	(28 364)
	Borrowings 14	(11 279)	(16 675)
	Trade and other creditors 16	(11 933)	(11 689)
	Net current assets	(5 474)	(8 187)

	Total assets less current liabilities	29 747	29 276

	Creditors due after more than one year	15 026	14 085
	Borrowings 14	14 221	13 066
	Trade and other creditors 16	805	1 019

	Provisions for liabilities and charges	6 862	6 404
	Pensions and similar obligations 17	4 602	4 419
	Deferred taxation, restructuring and other provisions 18	2 260	1 985

	Minority interests	664	618

	Capital and reserves 19	7 195	8 169
Attributable to: NV:	Called up share capital 20	420	420
	Share premium account	1 397	1 397

	Other reserves 22	(1 077)	(553)

	Profit retained 21	4 316	5 036

		5 056	6 300

PLC:	Called up share capital 20	222	222
	Share premium account	154	151
	Other reserves 22	(540)	(614)
	Profit retained 21	2 303	2 110

		2 139	1 869

	Total capital employed	29 747	29 276

Capital and reserves include amounts relating to preference shares in NV which under United Kingdom Financial Reporting Standard 4 are classified as non-equity. Minority interests in group companies are substantially all equity interests.

References relate to notes on pages 57 to 88, which form an integral part of the consolidated financial statements. Commitments and contingent liabilities are shown in note 23 on page 75.
Accounting policies of the Unilever Group are set out on pages 51 to 53.
Variations from United States generally accepted accounting principles and Regulation S-X are outlined on pages 94 to 96.

Unilever Annual Report & Accounts and Form 20-F 2001

Financial Statements

NOTES TO THE CONSOLIDATED ACCOUNTS	> 57
Unilever Group

1 Segmental information
Analysis by geographical area	€ million Europe	€ million North America	€ million Africa, Middle East & Turkey	€ million Asia & Pacific	€ million Latin America	€ million Total

2001
Group turnover (a)	20 119	13 767	3 191	7 846	6 591	51 514
Share of turnover of joint ventures	101	113	264	200	14	692

Total turnover (a)	20 220	13 880	3 455	8 046	6 605	52 206

Group operating profit BEIA	2 946	1 941	346	1 045	871	7 149
Exceptional items	254	(285)	(139)	(157)	(261)	(588)
Amortisation of goodwill and intangibles	(511)	(564)	(4)	(26)	(282)	(1 387)

Group operating profit	2 689	1 092	203	862	328	5 174
Share of operating profit of joint ventures	21	32	12	18	1	84

Total operating profit	2 710	1 124	215	880	329	5 258

Total operating profit BEIA (b)	2 967	1 973	380	1 077	872	7 269

Net operating assets (c)	11 295	12 172	1 082	1 525	6 256	32 330

2000
Group turnover (a)	18 967	11 631	3 296	8 038	5 650	47 582
Share of turnover of joint ventures	108	77	216	53	30	484

Total turnover (a)	19 075	11 708	3 512	8 091	5 680	48 066

Group operating profit BEIA	2 402	1 476	338	901	612	5 729
Exceptional items	(562)	(1 132)	(16)	(109)	(173)	(1 992)
Amortisation of goodwill and intangibles	(143)	(179)	(1)	(16)	(96)	(435)

Group operating profit	1 697	165	321	776	343	3 302
Share of operating profit of joint ventures	18	24	8	5	2	57

Total operating profit	1 715	189	329	781	345	3 359

Total operating profit BEIA (b)	2 420	1 500	351	909	614	5 794

Net operating assets (c)	12 174	11 891	1 075	1 487	7 526	34 153

1999
Group turnover (a)	18 040	8 838	3 048	6 723	4 328	40 977
Share of turnover of joint ventures	91	64	98	2	30	285

Total turnover (a)	18 131	8 902	3 146	6 725	4 358	41 262

Group operating profit BEIA	2 234	974	287	669	431	4 595
Exceptional items	(96)	(126)	15	(18)	(44)	(269)
Amortisation of goodwill and intangibles	(7)	(1)	–	(9)	(6)	(23)

Group operating profit	2 131	847	302	642	381	4 303
Share of operating profit of joint ventures	16	22	3	(1)	2	42

Total operating profit	2 147	869	305	641	383	4 345

Total operating profit BEIA (b)	2 250	996	290	668	433	4 637

(a)	The analysis of turnover by geographical area is stated on the basis of origin. Turnover on a destination basis would not be materially different. Inter-segment sales between operational segments and between geographical areas are not material. For the United Kingdom and the Netherlands, the combined Group turnover was €5 705 million (2000: €5 377 million; 1999: €4 990 million) and the combined Group operating profit was €1 226 million (2000: €716 million, 1999: €721 million).

(b)	In 2001 the Group’s share of amortisation of goodwill and intangibles in joint ventures was €(36) million (2000: €(8) million; 1999: nil), of which €(22) million (2000: €(5) million) arose in Africa, Middle East and Turkey and €(14) million (2000: €(3) million) arose in Asia and Pacific. These amounts, which all arise within the Culinary and Frozen Foods segment, are taken into account in the calculation of Total operating profit BEIA.

(c)	For definition see page 91.

Unilever Annual Report & Accounts and Form 20-F 2001

NOTES TO THE CONSOLIDATED ACCOUNTS	> 58
Unilever Group

1 Segmental information continued
	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Analysis by operation	Oil & dairy based foods and bakery	Ice cream & beverages	Culinary & frozen foods	Home care & professional cleaning	Personal care	Other operations	Total

2001
Group turnover	8 585	7 695	11 875	10 432	12 307	620	51 514
Share of turnover of joint ventures	128	143	370	35	3	13	692

Total turnover	8 713	7 838	12 245	10 467	12 310	633	52 206

Group operating profit BEIA	1 314	829	1 879	885	2 217	25	7 149
Exceptional items	(292)	(364)	293	(201)	(49)	25	(588)
Amortisation of goodwill
and intangibles	(132)	(42)	(1 182)	(18)	(11)	(2)	(1 387)

Group operating profit	890	423	990	666	2 157	48	5 174
Share of operating profit of
joint ventures	20	41	21	1	2	(1)	84

Total operating profit	910	464	1 011	667	2 159	47	5 258

Total operating profit BEIA (b)	1 334	870	1 936	886	2 219	24	7 269

Net operating assets (c)	2 297	2 483	24 313	1 540	1 312	385	32 330

2000
Group turnover	7 930	7 601	8 367	10 258	12 567	859	47 582
Share of turnover of joint ventures	110	222	87	26	22	17	484

Total turnover	8 040	7 823	8 454	10 284	12 589	876	48 066

Group operating profit BEIA	1 044	647	1 058	917	2 034	29	5 729
Exceptional items	(22)	(260)	(322)	(323)	(1 069)	4	(1 992)
Amortisation of goodwill
and intangibles	(64)	(20)	(326)	(16)	(7)	(2)	(435)

Group operating profit	958	367	410	578	958	31	3 302
Share of operating profit of
joint ventures	16	31	12	–	–	(2)	57

Total operating profit	974	398	422	578	958	29	3 359

Total operating profit BEIA (b)	1 060	678	1 078	917	2 034	27	5 794

Net operating assets (c)	3 313	2 518	24 587	1 983	1 582	170	34 153

1999
Group turnover	7 278	6 637	6 424	9 106	10 675	857	40 977
Share of turnover of joint ventures	70	132	4	20	37	22	285

Total turnover	7 348	6 769	6 428	9 126	10 712	879	41 262

Group operating profit BEIA	783	601	663	858	1 582	108	4 595
Exceptional items	(75)	(50)	(120)	(34)	(37)	47	(269)
Amortisation of goodwill
and intangibles	(5)	(8)	(1)	(5)	(3)	(1)	(23)

Group operating profit	703	543	542	819	1 542	154	4 303
Share of operating profit of
joint ventures	10	31	–	(1)	1	1	42

Total operating profit	713	574	542	818	1 543	155	4 345

Total operating profit BEIA (b)	793	632	663	857	1 583	109	4 637

Unilever Annual Report & Accounts and Form 20-F 2001

Financial Statements

NOTES TO THE CONSOLIDATED ACCOUNTS	> 59
Unilever Group

1 Segmental information continued

Additional segmental information as required by SFAS 131
 Unilever is organised as a matrix; accordingly, segmental information is provided in accordance with SFAS 131 on the basis of product categories. For management reporting purposes Unilever uses a number of measures of segment performance at constant average rates of exchange (that is, the same rates as in the preceding year). The internal management measure of profit which is most consistent with operating profit reported in the accounts is ‘Trading Result’. This measure differs from operating profit, mainly because it excludes amortisation of goodwill and intangibles and includes depreciation on the basis of replacement cost. There are a number of additional adjustments, including the application of an inflation charge on working capital which is added back in order to arrive at operating profit, and certain other statistical items. Tangible fixed assets are measured at depreciated replacement cost for management reporting purposes.

Analysis by operation	€ million Oil & dairy based foods and bakery	€ million Ice cream & beverages	€ million Culinary & frozen foods	€ million Home care & professional cleaning	€ million Personal care	€ million Other operations	€ million Total

2001
Group turnover
At constant 2000 exchange rates	8 723	7 823	11 976	10 848	12 681	632	52 683
Exchange rate adjustments	(138)	(128)	(101)	(416)	(374)	(12)	(1 169)

At current 2001 exchange rates	8 585	7 695	11 875	10 432	12 307	620	51 514

Trading result
At constant 2000 exchange rates	1 001	471	2 240	660	2 255	61	6 688
Exchange rate adjustments	1	4	(8)	(30)	(74)	(2)	(109)

At current 2001 exchange rates	1 002	475	2 232	630	2 181	59	6 579

Amortisation of goodwill
and intangibles							(1 387)
Other adjustments							(18)

Group operating profit							5 174

2000
Group turnover
At constant 1999 exchange rates	7 420	7 002	7 832	9 439	11 321	779	43 793
Exchange rate adjustments	510	599	535	819	1 246	80	3 789

At current 2000 exchange rates	7 930	7 601	8 367	10 258	12 567	859	47 582

Trading result
At constant 1999 exchange rates	965	414	691	519	909	27	3 525
Exchange rate adjustments	47	34	70	34	44	(1)	228

At current 2000 exchange rates	1 012	448	761	553	953	26	3 753

Amortisation of goodwill
and intangibles							(435)
Other adjustments							(16)

Group operating profit							3 302

1999
Group turnover
At constant 1998 exchange rates	7 345	6 651	6 468	9 327	10 629	824	41 244
Exchange rate adjustments	(67)	(14)	(44)	(221)	46	33	(267)

At current 1999 exchange rates	7 278	6 637	6 424	9 106	10 675	857	40 977

Trading result
At constant 1998 exchange rates	653	558	506	813	1 515	77	4 122
Exchange rate adjustments	(4)	6	9	(8)	1	1	5

At current 1999 exchange rates	649	564	515	805	1 516	78	4 127

Amortisation of goodwill
and intangibles							(23)
Other adjustments							199

Group operating profit							4 303

Unilever Annual Report & Accounts and Form 20-F 2001

NOTES TO THE CONSOLIDATED ACCOUNTS	> 60
Unilever Group

1 Segmental information continued

Analysis by operation	€ million Oil & dairy based foods and bakery	€ million Ice cream & beverages	€ million Culinary & frozen foods	€ million Home care & professional cleaning	€ million Personal care	€ million Other operations	€ million Total

Depreciation and amortisation
2001
At constant 2000 exchange rates	390	433	1 556	391	292	86	3 148
Exchange rate adjustments	(3)	(12)	(23)	(11)	(5)	(1)	(55)

At current 2001 exchange rates	387	421	1 533	380	287	85	3 093

Other adjustments							(248)

Charged to profit and loss account							2 845

2000
At constant 1999 exchange rates	314	335	541	433	364	75	2 062
Exchange rate adjustments	22	26	52	26	26	4	156

At current 2000 exchange rates	336	361	593	459	390	79	2 218

Other adjustments							(264)

Charged to profit and loss account							1 954

1999
At constant 1998 exchange rates	264	349	200	282	245	66	1 406
Exchange rate adjustments	(2)	(1)	1	(1)	2	–	(1)

At current 1999 exchange rates	262	348	201	281	247	66	1 405

Other adjustments							(258)

Charged to profit and loss account							1 147

Capital expenditure
2001
At constant 2000 exchange rates	203	308	312	374	327	28	1 552
Exchange rate adjustments	(1)	(7)	(5)	(14)	(9)	(3)	(39)

At current 2001 exchange rates	202	301	307	360	318	25	1 513

2000
At constant 1999 exchange rates	169	294	195	345	220	30	1 253
Exchange rate adjustments	9	22	15	29	25	3	103

At current 2000 exchange rates	178	316	210	374	245	33	1 356

1999
At constant 1998 exchange rates	185	368	163	311	270	36	1 333
Exchange rate adjustments	(1)	(17)	(8)	(2)	(2)	1	(29)

At current 1999 exchange rates	184	351	155	309	268	37	1 304

Unilever Annual Report & Accounts and Form 20-F 2001

Financial Statements

NOTES TO THE CONSOLIDATED ACCOUNTS	> 61
Unilever Group

1 Segmental information continued

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Analysis by operation	Oil & dairy based foods and bakery	Ice cream & beverages	Culinary & frozen foods	Home care & professional cleaning	Personal care	Other operations	Total

Total assets
2001
Total assets by operation	5 351	4 799	28 887	4 716	5 469	1 918	51 140
Corporate							2 672
Other adjustments							(853)

52 959

2000
Total assets by operation	5 768	4 857	29 712	5 580	5 033	1 454	52 404
Corporate							5 963
Other adjustments							(727)

57 640

	€ million United Kingdom & Netherlands	€ million United States	€ million Other	€ million Total

Additional geographic analysis

Group turnover
2001
At constant 2000 exchange rates	5 794	12 278	34 611	52 683
Exchange rate adjustments	(89)	348	(1 428)	(1 169)

At current 2001 exchange rates	5 705	12 626	33 183	51 514

2000
At constant 1999 exchange rates	5 077	9 153	29 563	43 793
Exchange rate adjustments	300	1 466	2 023	3 789

At current 2000 exchange rates	5 377	10 619	31 586	47 582

1999
At constant 1998 exchange rates	4 930	7 672	28 642	41 244
Exchange rate adjustments	60	324	(651)	(267)

At current 1999 exchange rates	4 990	7 996	27 991	40 977

Tangible fixed assets
2001	1 634	2 131	5 475	9 240
2000	1 675	2 226	5 938	9 839

Unilever Annual Report & Accounts and Form 20-F 2001

NOTES TO THE CONSOLIDATED ACCOUNTS	> 62
Unilever Group

2 Operating costs
	€ million 2001	€ million 2000	€ million 1999

Cost of sales	(26 962)	(25 221)	(22 241)
Distribution and selling costs	(12 543)	(12 045)	(10 126)
Administrative expenses (a)	(6 835)	(7 014)	(4 307)

Total operating costs	(46 340)	(44 280)	(36 674)

Gross profit	24 552	22 361	18 736

(a) Includes amortisation of goodwill and intangibles.

	€ million 2001	€ million 2000	€ million 1999

Operating costs include:
Staff costs 3	(7 131)	(6 905)	(5 828)
Raw materials and packaging	(19 924)	(18 085)	(17 531)
Amortisation of goodwill and
intangibles (b)	(1 387)	(435)	(23)
Depreciation of tangible fixed assets (c)	(1 458)	(1 519)	(1 124)
Advertising and promotions	(6 648)	(6 545)	(5 345)
Research and development	(1 178)	(1 187)	(935)
Remuneration of auditors:
Audit fees	(16)	(14)	(12)
Audit related services	(11)	(10)	(3)
Other payments to
PricewaterhouseCoopers
for non-audit services:
Tax	(5)	(4)	(14)
General consulting	(60)	(42)	(18)

Lease rentals:
Minimum lease payments	(548)	(563)	(479)
Contingent lease payments	(28)	(8)	(11)

	(576)	(571)	(490)
Less: Sub-lease income	10	12	10

	(566)	(559)	(480)

of which:
Plant and machinery	(147)	(148)	(109)
Other	(419)	(411)	(371)

(b) Includes exceptional amount of €(8) million in 2001.
(c) Includes exceptional amount of €(263) million in 2001.

See also the information relating to auditors within the Corporate Governance section on pages 36 and 37.

3 Staff costs and employees

	€ million 2001	€ million 2000	€ million 1999

Staff costs:
Remuneration of employees	(6 021)	(5 828)	(4 899)
Emoluments of directors as managers	(18)	(13)	(11)
Pension costs:
Defined benefit schemes:
Regular cost	(381)	(324)	(252)
Special termination benefits	(78)	(88)	(44)
Other	(110)	(117)	(111)
Amortisation of surpluses/deficits 17	370	309	243
Defined contribution schemes	(24)	(8)	(4)
Post-retirement health benefits	(103)	(77)	(59)
Social security costs	(766)	(759)	(691)

Total staff costs	(7 131)	(6 905)	(5 828)

Details of the remuneration of directors which form part of these accounts are given in the following sections of the Remuneration report: ‘Directors’ pensions’ on pages 42 to 44; ‘Directors’ emoluments’ on page 46; ‘Share options’ on pages 46 to 48 and ‘Advisory Directors’ on page 48.

The average number of employees during the year was:

	’000 2001	’000 2000	’000 1999

Europe	75	74	77
North America	30	27	22
Africa, Middle East and Turkey	49	48	54
Asia and Pacific	84	79	72
Latin America	41	33	30

Total	279	261	255

4 Exceptional items
	€ million 2001	€ million 2000	€ million 1999

Included in operating profit
Restructuring	(1 515)	(1 150)	(232)
Other, principally business
disposals	927	(842)	(37)

Total	(588)	(1 992)	(269)

These amounts are mainly included in administrative expenses.

Exceptional items are those items within ordinary activities which, because of their size or nature, are disclosed to give a proper understanding of the underlying result for the period. These include restructuring charges in connection with reorganising businesses (comprising impairment of fixed assets, costs of severance, and other costs directly attributable to the restructuring), and profits and losses on disposal of businesses. Costs associated with restructuring, such as training and information technology development costs, are recognised as they arise and are not treated as exceptional.

The exceptional item charges in 2001 and 2000 principally relate to a series of linked initiatives (the ‘Path to Growth’), announced on 22 February 2000 to align the organisation behind plans for accelerating growth and expanding margins and to restructuring

Unilever Annual Report & Accounts and Form 20-F 2001

Financial Statements

NOTES TO THE CONSOLIDATED ACCOUNTS	> 63
Unilever Group

4 Exceptional items continued
arising from the integration of Bestfoods. The total net cost of these programmes is estimated to be €6.2 billion over five years, most of which is expected to be exceptional restructuring costs. Provisions for these costs and asset write downs are being recognised as necessary consultations are completed and plans finalised. In 2001 €1.8 billion has been charged to the accounts, of which net €1.4 billion is exceptional. To date the total incurred is €3.9 billion of which €3.4 billion is exceptional. Also in exceptional items in 2001 is the profit on the sale of €811 million in respect of the brands to secure regulatory approval for our acquisition of Bestfoods.

In 2000 these amounts included a profit of €143 million on the disposal of the European bakery businesses and a loss of €859 million on the agreed disposal of Elizabeth Arden.

5 Interest

	€ million 2001	€ million 2000	€ million 1999

Interest payable and similar charges:
Bank loans and overdrafts	(451)	(221)	(159)
Bonds and other loans	(1 463)	(787)	(290)
Interest receivable and similar income	210	374	422
Exchange differences	(3)	12	13

	(1 707)	(622)	(14)
Less: interest capitalised on businesses held for resale	61	27	–
Add: exceptional interest	–	(37)	–

Total	(1 646)	(632)	(14)

Exceptional interest in 2000 principally comprised fees paid on the unused financing facility put in place prior to the acquisition of Bestfoods.

6 Taxation on profit on ordinary activities

	€ million 2001	€ million 2000	€ million 1999

Parent and group companies (a)(b)	(1 522)	(1 392)	(1 364)
Joint ventures	(25)	(11)	(5)

Total	(1 547)	(1 403)	(1 369)

Of which: Adjustments to previous years
United Kingdom taxes	(3)	(5)	(18)
Other taxes	61	36	150

(a) United Kingdom
Corporation Tax at 30.0%	(381)	(455)	(445)
less: double tax relief	140	334	241
plus: non-United Kingdom taxes	(1 281)	(1 271)	(1 160)

	(1 522)	(1 392)	(1 364)

(b) Of which, tax on exceptional items amounted to	232	283	84

Deferred taxation has been included on a full provision basis for: Accelerated depreciation	87	119	85
Other	(207)	153	83

	(120)	272	168

	€ million 2001	€ million 2000	€ million 1999

On SSAP 15 basis the credit/(charge) for deferred taxation would be:	(131)	262	140
Profit on ordinary activities after taxation on SSAP 15 basis would be:	2 066	1 310	2 944

Europe is Unilever’s domestic tax base. The reconciliation between the computed rate of income tax expense which is generally applicable to Unilever’s European companies and the actual rate of taxation charged, expressed in percentages of the profit of ordinary activities before taxation is as follows:

	% 2001	% 2000	% 1999

Computed rate of tax (see below)	33	32	32
Differences due to: Other rates applicable to non-European countries	(1)	2	2
Incentive tax credits	(3)	(2)	(2)
Withholding tax on dividends	3	3	2
Adjustments to previous years	(2)	(2)	(3)
Non-deductible goodwill impairment	–	13	–
Non-deductible goodwill amortisation	12	4	–
Other	1	2	1

Actual rate of tax	43	52	32

In the above reconciliation, the computed rate of tax is the average of the standard rate of tax applicable in the European countries in which Unilever operates, weighted by the amount of profit on ordinary activities before taxation generated in each of those countries.

Analyses of European and non-European profit on ordinary activities before taxation, and of the actual taxation charge thereon, are as follows:

	€ million 2001	€ million 2000	€ million 1999

Profit on ordinary activities before taxation
Europe: Parent and group companies	2 429	1 796	2 345
Joint ventures	21	14	12

	2 450	1 810	2 357

Outside Europe: Group companies	1 111	871	1 959
Joint ventures	63	42	25

	1 174	913	1 984

Total	3 624	2 723	4 341

Unilever Annual Report & Accounts and Form 20-F 2001

NOTES TO THE CONSOLIDATED ACCOUNTS	> 64
Unilever Group

6 Taxation on profit on ordinary activities continued

	€ million 2001	€ million 2000	€ million 1999

Taxation on profit on ordinary activities Europe: Parent and group companies Taxes payable	(760)	(942)	(750)
Deferred taxation	(114)	289	128
of which:
Accelerated depreciation	62	116	92
Other	(176)	173	36
Joint ventures	(6)	(5)	(4)

	(880)	(658)	(626)

Outside Europe:
Group companies
Taxes payable	(642)	(722)	(782)
Deferred taxation	(6)	(17)	40
of which:
Accelerated depreciation	25	3	(7)
Other	(31)	(20)	47
Joint ventures	(19)	(6)	(1)

	(667)	(745)	(743)

Total	(1 547)	(1 403)	(1 369)

7 Combined earnings per share

	€ 2001	€ 2000	€ 1999

Per €0.51 share of NV ordinary capital:
Basic earnings per share	1.82	1.07	2.63
Basic earnings per share before exceptional items and amortisation of goodwill and intangibles	3.55	3.21	2.83
Diluted earnings per share	1.77	1.05	2.57
Earnings per share on SSAP 15 basis	1.81	1.06	2.60

	€ cents 2001	€ cents 2000	€ cents 1999

Per 1.4p share of PLC ordinary capital:
Basic earnings per share	27.27	16.08	39.48
Basic earnings per share before exceptional items and amortisation of goodwill and intangibles	53.29	48.20	42.44
Diluted earnings per share	26.54	15.69	38.50
Earnings per share on SSAP 15 basis	27.10	15.94	39.06

Basis of calculation:
The calculations of combined earnings per share are based on the net profit attributable to ordinary capital divided by the average number of share units representing the combined ordinary capital of NV and PLC in issue during the year, after deducting shares held to meet Unilever employee share options which are not yet vested. For the calculation of combined ordinary capital the exchange rate of £1 = Fl. 12 = €5.445 has been used, in accordance with the Equalisation Agreement.

Earnings per share before exceptional items and amortisation of goodwill and intangibles is provided because the directors believe it better explains the ongoing trends in the Group’s performance.

The calculations of diluted earnings per share are based on (a) conversion into PLC ordinary shares of the shares in a group company which are convertible in the year 2038 as described in Control of Unilever on page 110, and (b) the exercise of share options, details of which are set out in note 28 on pages 79 to 87.

Calculation of average number of share units:

		Millions of €0.51 share units
		2001	2000	1999

Average ordinary capital:	NV	571.6	571.6	601.7
	PLC	436.7	436.7	459.8
	less: shares held by employee share trusts and companies	(25.5)	(19.1)	(16.3)

	Combined average number of share units for all bases except diluted earnings per share	982.8	989.2	1 045.2
	add: shares issuable in 2038	23.6	23.6	23.6
	add: shares under option	23.5	17.2	14.3
	less: shares issuable at fair value	(19.9)	(15.7)	(11.4)

	Adjusted combined average number of share units for diluted earnings per share basis	1 010.0	1 014.3	1 071.7

		Millions of 1.4p share units
		2001	2000	1999

Average ordinary capital:	NV	3 810.5	3 810.5	4 011.5
	PLC	2 911.5	2 911.5	3 065.0
	less: shares held by employee share
	trusts and companies	(169.7)	(127.2)	(108.6)

	Combined average number of share units for all bases except diluted earnings per share	6 552.3	6 594.8	6 967.9
	add: shares issuable in 2038	157.5	157.5	157.5
	add: shares under option	156.3	114.6	95.1
	less: shares issuable at fair value	(132.7)	(105.1)	(75.8)

	Adjusted combined average number of share units for diluted earnings per share basis	6 733.4	6 761.8	7 144.7

Calculation of net profit:

	€ million 2001	€ million 2000	€ million 1999

Net profit	1 838	1 105	2 771
less: preference dividends	(51)	(44)	(20)

Net profit attributable to ordinary capital for basic and diluted earnings per share calculations	1 787	1 061	2 751
add: exceptional items net of tax	334	1 709	185
add: amortisation of goodwill and intangibles net of tax	1 371	409	21

Net profit attributable before exceptional items and amortisation	3 492	3 179	2 957

Net profit attributable to ordinary capital before adjustment	1 787	1 061	2 751
SSAP 15 tax adjustment	(11)	(10)	(28)

Net profit attributable to ordinary capital on SSAP 15 basis	1 776	1 051	2 723

Unilever Annual Report & Accounts and Form 20-F 2001

Financial Statements

NOTES TO THE CONSOLIDATED ACCOUNTS	> 65
Unilever Group

8 Dividends on ordinary capital

	€ million 2001	€ million 2000	€ million 1999

Dividends on ordinary capital
Interim	(491)	(475)	(389)
Final	(1 039)	(939)	(856)

Total	(1 530)	(1 414)	(1 245)

	€ 2001	€ 2000	€ 1999

Dividends per €0.51 share of
NV ordinary capital
Interim	0.50	0.48	0.40
Final	1.06	0.95	0.87

Total	1.56	1.43	1.27

	Pence 2001	Pence 2000	Pence 1999

Dividends per 1.4p share of
PLC ordinary capital
Interim	4.65	4.40	3.93
Final	9.89	8.67	8.57

Total	14.54	13.07	12.50

In 1999 and prior years, NV dividends were declared and paid in guilders. For comparative purposes, guilder values have been converted into euros in this table using the official rate of €1.00 = Fl. 2.20371. Full details of dividends for the years 1997 to 2001 are given on page 116.

9 Goodwill and intangible assets (a)
	€ million 2001	€ million 2000

At cost less amortisation
Goodwill	18 848	25 256
Intangible assets	6 249	1 211

	25 097	26 467

Movements during 2001	€ million Goodwill	€ million Intangible assets

Cost
1 January	25 662	1 255
Bestfoods adjustment (see note 24)	(5 538)	5 440
Acquisitions/disposals	124	(31)
Currency retranslation	(22)	38

31 December	20 226	6 702

Amortisation
1 January	406	44
Bestfoods adjustment (see note 24)	(68)	68
Disposals	(1)	–
Charged to profit and loss account (b)	1 048	339
Currency retranslation	(7)	2

31 December	1 378	453

Net book value 31 December	18 848	6 249

(a)	Arising on businesses purchased after 1 January 1998.
(b)	Including exceptional write down arising on disposal/restructuring of €8 million.

Intangible assets principally consist of trademarks.

10 Tangible fixed assets
	€ million 2001	€ million 2000

At cost less depreciation:
Land and buildings (a)	3 106	3 212
Plant and machinery	6 134	6 627

Total	9 240	9 839

(a) includes: freehold land	383	380
leasehold land (mainly long-term leases)	84	70

Approximate current replacement cost of tangible fixed assets net of accumulated current cost depreciation	10 529	10 982

On a current replacement cost basis the depreciation charge to the profit and loss account would have been increased by	(248)	(264)

Commitments for capital expenditure at 31 December	298	392

Movements during 2001	€ million Land and buildings	€ million Plant and machinery

Gross
1 January	4 829	14 340
Currency retranslation	11	(107)
Capital expenditure	156	1 357
Disposals	(396)	(1 346)
Bestfoods adjustment (see note 24)	114	(221)
Acquisitions/disposals of group companies	(71)	(499)
Other adjustments	(73)	73

31 December	4 570	13 597

Depreciation
1 January	1 617	7 713
Currency retranslation	2	(54)
Disposals	(217)	(1 018)
Bestfoods adjustment (see note 24)	1	(285)
Acquisitions/disposals of group companies	(30)	(260)
Charged to profit and loss account (b)	136	1 322
Other adjustments	(45)	45

31 December	1 464	7 463

Net book value 31 December	3 106	6 134

Includes payments on account and
assets in course of construction	75	721

(b)	Including a charge of €263 million in respect of certain fixed assets written down to net realisable value in connection with restructuring projects, all of which was exceptional.

Unilever Annual Report & Accounts and Form 20-F 2001

NOTES TO THE CONSOLIDATED ACCOUNTS	> 66
Unilever Group

11 Fixed investments
	€ million 2001	€ million 2000

Share of joint ventures – Assets (a)	855	969
– Liabilities	(147)	(152)

Net assets of joint ventures	708	817
Other fixed investments	176	340

Total fixed investments	884	1 157

Investments listed on a
recognised stock exchange	21	24
Unlisted investments	863	1 133

	884	1 157

Market value of listed investments	21	24

Movements during the year:
1 January	1 157
Acquisitions/disposals	28
Bestfoods adjustment (see note 24)	(196)
Currency retranslation	(52)
Additions/reductions	(25)
Share of profits retained of joint ventures	(28)

31 December	884

(a)	Includes goodwill on consolidation of €513 million, the amortisation charge for which, taken within share of operating profit of joint ventures, was €(36) million in 2001 (2000: €(8) million).
	€ million 2001	€ million 2000	€ million 1999

Other income from fixed investments

Share of interest payable and
other income of joint ventures	(5)	(1)	(5)
Income from other fixed investments	7	3	10
Profit/(loss) on disposal	10	(6)	5

	12	(4)	10

12 Stocks
	€ million 2001	€ million 2000

Raw materials and consumables	2 105	2 217
Finished goods and goods for resale	3 238	3 204

Total stocks	5 343	5 421

13 Debtors
	€ million 2001	€ million 2000

Due within one year:
Trade debtors	5 344	5 461
Prepayments and accrued income	548	498
Other debtors	1 293	1 295

	7 185	7 254

Due after more than one year:
Prepayments to funded pension schemes 17	917	748
Deferred taxation 18	1 670	1 627
Other debtors	322	188

	2 909	2 563

Total debtors	10 094	9 817

The following information is required by Schedule 210.12-09 under Regulation S-X of the United States Securities and Exchange Commission:

	€ million 2001	€ million 2000	€ million 1999

Provision for doubtful debtors
Movements during the year:
1 January	307	279	242
Charge to profit and loss account	96	84	85
Charged to other accounts (a)	13	54	17
Deductions	(88)	(110)	(65)

31 December	328	307	279

(a) Includes currency retranslation of opening balances.

14 Net funds/(debt)
	€ million 2001	€ million 2000

Current investments
Listed	43	74
Unlisted	396	586

	439	660

Cash at bank and in hand
On call and in hand	1 576	1 235
Repayment notice required	286	1 378

	1 862	2 613

Borrowings
Bank loans and overdrafts	(2 893)	(2 849)
Bonds and other loans	(22 607)	(26 892)

	(25 500)	(29 741)

Total net funds/(debt)	(23 199)	(26 468)

Current investments include short-term deposits, government securities and A- or higher rated money and capital market instruments.

	€ million 2001	€ million 2000

Borrowings – additional details
The repayments fall due as follows:
Within one year:
Bank loans and overdrafts	2 719	2 649
Bonds and other loans	8 560	14 026

Total due within one year	11 279	16 675

After one year but within two years	5 090	4 036
After two years but within three years	1 736	3 103
After three years but within four years	2 257	721
After four years but within five years	1 917	1 915
After five years: By instalments	–	3
Not by instalments	3 221	3 288

Total due after more than one year	14 221	13 066

Total amount repayable by instalments any of which are payable after five years	–	29

Secured borrowings – mainly bank loans and overdrafts	24	104

Of which secured against tangible fixed assets	15	89

Unilever Annual Report & Accounts and Form 20-F 2001

Financial Statements

NOTES TO THE CONSOLIDATED ACCOUNTS	> 67
Unilever Group

14 Net funds/(debt) continued
Details of specific bonds and other loans are as follows:

	€ million 2001	€ million 2000

NV
3.500% Bonds 2001 (Swiss Francs)	–	197
5.125% Notes 2001 (€)	–	153
6.000% Notes 2001 ($)	–	215
6.625% Notes 2001 ($)	–	269
0.300% Notes 2001 (Japanese Yen)	–	1 358
Floating rate notes 2001 (€)	–	1 499
Floating rate notes 2001 ($)	–	269
Floating rate notes 2002 ($)	2 541	2 418
Floating rate notes 2003 (€)	999	–
Floating rate notes 2003 ($)	564	–
Floating rate notes 2003 (Japanese Yen)	430	–
4.750% Bonds 2004 (€)	997	–
7.250% Bonds 2004 ($)	282	269
6.500% Bonds 2004 (€)	159	159
7.125% Bonds 2004 (€)	228	228
6.625% Notes 2005 ($)	226	215
3.375% Bonds 2005 (Swiss Francs)	337	–
5.125% Bonds 2006 (€)	997	–
5.125% Notes 2006 ($)	561	–
Commercial paper (€)	797	–
Commercial paper (£)	1 007	–
Commercial paper ($)	1 055	209
Commercial paper (Swiss Francs)	168	–
Other	433	377

Total NV	11 781	7 835

PLC
Sonia indexed note 2001 (£)	–	160
Floating rate notes 2001 (£)	–	200
Floating rate notes 2001 ($)	–	403
Eonia indexed note 2002 (€)	500	500
Floating rate notes 2002 (€)	1 000	999
Floating rate notes 2002 (£)	213	–
Commercial paper (€)	–	731
Commercial paper (£)	–	294
Commercial paper ($)	–	437
5.375% Notes 2003 (€)	1 249	1 248
Other (a)	(6)	96

Total PLC	2 956	5 068

Other group companies:
United States
Floating rate Notes 2001 ($)	–	6 450
6.750% Notes 2003 ($)	1 694	1 612
6.875% Notes 2005 ($)	1 694	1 612
6.150% Bonds 2006 ($)	325	306
7.125% Bonds 2010 ($)	1 977	1 881
7.000% Bonds 2017 ($)	160	151
7.250% Bonds 2026 ($)	319	303
6.625% Bonds 2028 ($)	246	233
Commercial paper ($)	838	537
Other	433	783
Other countries	184	121

Total other group companies	7 870	13 989

Total bonds and other loans	22 607	26 892

(a)	The negative amount shown in 2001 relates to the exchange difference on the currency swap used to swap certain euro borrowings into sterling.
Unilever has the following undrawn committed facilities, established in May 2001:
>	revolving 364-day bilateral credit facilities of in aggregate $3 020 million
>	revolving 364-day notes commitments of $200 million with the ability to issue notes with a maturity up to 364 days
>	364-day bilateral money market commitments of in aggregate $1 775 million, under which the underwriting banks agree, subject to certain conditions, to subscribe for notes with maturities of up to three years

The average interest rate on short-term borrowings in 2001 was 7% (2000: 7%).

The financing needs of Unilever’s operating companies are met using short-term overdraft facilities, substantially all of which are uncommitted.

The interest rate profiles of the Group’s financial assets and liabilities analysed by principal currency are set out in the table below. This table takes into account the various interest rate swaps and forward foreign currency contracts entered into by the Group, details of which are set out in note 15 on page 68.

Interest rate profile and currency analysis of financial assets and liabilities

	€ million Fixed rate	Fixed rate	Fixed rate	€ million Floating rate	€ million Total

		Weighted average interest rate	Weighted average fixing period

Assets – 2001
Euro (a)	806	11.0%	1.3 years	(202)	604
Sterling	–			334	334
US Dollar	–			79	79
Indian Rupee	–			558	558
Other	–			726	726

Total	806			1 495	2 301

Assets – 2000
Euro	56	6.3%	0.1 years	1 168	1 224
Sterling	–			744	744
US Dollar	–			228	228
Indian Rupee	–			471	471
Other	–			606	606

Total	56			3 217	3 273

Liabilities – 2001
Euro	68	6.0%	3.1 years	1 728	1 796
Sterling	1 429	7.2%	0.7 years	320	1 749
US Dollar	11 687	6.7%	5.4 years	7 288	18 975
Other	252	5.0%	24.2 years	2 728	2 980

Total	13 436			12 064	25 500

Liabilities – 2000
Euro	170	5.9%	1.7 years	4 403	4 573
Sterling	1 142	6.4%	1.8 years	1 392	2 534
US Dollar	14 342	6.7%	5.1 years	7 039	21 381
Other	267	5.1%	23.0 years	986	1 253

Total	15 921			13 820	29 741

(a)	The 11% interest rate relates to one leg of a cross-currency interest swap of an intercompany loan; a corresponding interest charge is included in US dollar fixed rate liabilities.

Unilever Annual Report & Accounts and Form 20-F 2001

NOTES TO THE CONSOLIDATED ACCOUNTS	> 68
Unilever Group

15 Financial instruments
The Group has comprehensive policies in place, approved by the directors, covering the use of straightforward derivative financial instruments. These instruments are used for hedging purposes only. Established controls are in place covering all financial instruments. These include policies, guidelines, exposure limits, a system of authorities and independent reporting. Performance is closely monitored with independent reviews undertaken by internal audit. The accounting policies governing these instruments are in line with generally accepted practice and follow hedge accounting principles described in the accounting policies on page 53. The use of leveraged instruments is not permitted. Details of the instruments used for interest rate and foreign exchange exposure management, together with information on related exposures, are given below.

Except for the description of Unilever’s currency exposures, all debtors and trade and other creditors have been excluded from the analysis below and from the interest rate and currency profiles in note 14 on page 67 either due to the exclusion of short-term items, as permitted by United Kingdom Financial Reporting Standard 13, or because the amounts are not material.

Unilever operates an interest rate management policy aimed at optimising net interest and reducing volatility. The Group’s financial position is largely fixed by fixed rate long-term debt issues and derivative financial instruments such as interest rate swaps. In general, cash is invested short-term at floating interest rates.

At the end of 2001 interest rates were fixed on approximately 54% of the projected debt for 2002 and 47% for 2003 (compared with 67% for 2001 and 57% for 2002 at the end of 2000). Interest receivable was fixed on approximately 57% of the projected cash for 2002 and 16% for 2003 at the end of 2001 (compared with no fixing at the end of 2000).

Nominal values of interest rate derivative instruments are shown in the table below. These nominal values when compared with the nominal value of the underlying debt do not reflect the actual level of use of financial instruments. This is because certain financial instruments have consecutive strike and maturity dates on the same underlying debt in different periods. Derivatives are primarily used to swap floating interest mid-term debt into fixed rate debt. Whilst the nominal amounts reflect the volume of activity, they do not properly reflect the amount of credit risk to which the Group is exposed.

	€ million	€ million
	Nominal amounts at 31 December
	2001	2000

Interest rate swaps	21 360	19 603

The following tables show the extent to which the Group has off-balance sheet (unrecognised) and on-balance sheet (deferred) gains and losses in respect of interest rate instruments at the beginning and end of the year. With respect to the deferred gains and losses it also shows the amount which has been included in the profit and loss account for the year and those gains and losses which are expected to be reflected in the profit and loss account in 2002 or in subsequent years.

	€ million	€ million	€ million
	Gains	Losses	Total net gains/ (losses)

Unrecognised gains and losses:
Balances 1 January	52	(95)	(43)
Brought forward balance recognised in current year	2	(23)	(21)

Brought forward balance not recognised in current year	50	(72)	(22)
Current year items not recognised in current year	101	(221)	(120)

Balances 31 December 2001	151	(293)	(142)

Expected to be dealt with next year	61	(234)	(173)
Expected to be dealt with later	90	(59)	31

Deferred gains and losses:
Balances 1 January	17	(112)	(95)
Brought forward balance recognised in current year	7	(30)	(23)

Brought forward balance not recognised in current year	10	(82)	(72)
Current year items not recognised in current year	–	–	–

Balances 31 December 2001	10	(82)	(72)

To be recognised in the profit and loss account for next year	5	(29)	(24)
To be recognised in the profit and loss account later	5	(53)	(48)

Under the Group’s foreign exchange policy, transaction exposures with a maximum of one year maturity are generally hedged; this is achieved through the use of forward foreign exchange contracts. The market value of these instruments at the end of 2001 represented a recognised unrealised loss of €157 million (2000: gain of €158 million) which was largely offset by recognised unrealised gains on the underlying assets and liabilities.

	€ million	€ million
Nominal amounts at 31 December
	2001	2000

Foreign exchange contracts – buy	6 053	6 814
– sell	13 812	12 318

Total	19 865	19 132

Our policy for financing the net investments in our subsidiaries is discussed in the Financial Review on page 31. At the end of 2001 some 67% (2000: 56%) of Unilever’s total capital and reserves were denominated in the currencies of the two parent companies, euros and sterling.

Credit risk exposures are minimised by dealing only with a limited range of financial institutions with secure credit ratings, and by working within agreed counterparty limits. Counterparty credit ratings are regularly monitored and there is no significant concentration of credit risk with any single counterparty.

Master netting agreements are in place for the majority of interest rate derivative instruments. The risk in the event of default by a counterparty is determined by the extent to which market prices have moved since the contracts were made. The Group believes that the risk of incurring such losses is remote.

Unilever Annual Report & Accounts and Form 20-F 2001

Financial Statements

NOTES TO THE CONSOLIDATED ACCOUNTS	> 69
Unilever Group

15 Financial instruments continued
The following table summarises the fair values and carrying amounts of the various classes of financial instruments as at 31 December:

	€ million	€ million	€ million	€ million
	Fair Value		Carrying amount
	2001	2000	2000	2001

Financial assets:
Other fixed investments	176	340	176	340
Current investments	439	660	439	660
Cash	1 862	2 613	1 862	2 613

	2 477	3 613	2 477	3 613

Financial liabilities:
Bonds and other loans	(23 125)	(27 237)	(22 607)	(26 892)
Bank loans and overdrafts	(2 899)	(2 870)	(2 893)	(2 849)

	(26 024)	(30 107)	(25 500)	(29 741)

Derivatives:
Interest rate swaps
– assets	151	52	134	95
– liabilities	(293)	(95)	(10)	(11)
Foreign exchange
contracts – assets	190	650	190	650
– liabilities	(347)	(492)	(347)	(492)

The fair values of listed fixed investments are based on their market values. The fair values of unlisted fixed investments are not materially different from their carrying amounts. Current investments, cash, bank loans and overdrafts have fair values which approximate to their carrying amounts because of their short-term nature. The fair values of forward foreign exchange contracts represent the unrealised gain or loss on revaluation of the contracts to year-end rates of exchange. The fair values of bonds and other loans, interest rate swaps and forward rate agreements are based on the net present value of the discounted anticipated future cash flows associated with these instruments.

In November 2001, NV entered into a forward purchase contract with a counterparty bank to buy 10 000 000 PLC shares at 559p per share in November 2006. If the PLC share price falls by more than 5% below 559p, cash collateral for the difference must be placed with the counterparty bank.

Currency exposures
Treasury manages the foreign exchange exposures that arise from Unilever’s financing and investing activities in accordance with Unilever policies.

The objectives of Unilever’s foreign exchange policies are to allow operating companies to manage foreign exchange exposures that arise from trading activities effectively within a framework of control that does not expose Unilever to unnecessary foreign exchange risks. Operating companies are required to cover substantially all foreign exchange exposures arising from trading activities and each company operates within a specified maximum exposure limit. Business Groups monitor compliance with these policies. Compliance with the Group’s policies means that the net amount of monetary assets and liabilities at 31 December 2001 that are exposed to currency fluctuations is not material.

16 Trade and other creditors
	€ million 2001	€ million 2000

Due within one year:
Trade creditors	4 882	5 386
Social security and sundry taxes	534	438
Accruals and deferred income	3 196	2 709
Taxation on profits	977	1 027
Dividends	1 057	944
Others	1 287	1 185

	11 933	11 689

Due after more than one year:
Accruals and deferred income	246	231
Taxation on profits	377	565
Others	182	223

	805	1 019

Total trade and other creditors	12 738	12 708

17 Pensions and similar obligations
	€ million 2001	€ million 2000

These are predominantly long-term liabilities:
Unfunded pension plans	1 414	1 663
Funded pension plans	987	794
Post-retirement health benefits	1 284	1 214

	3 685	3 671
Less asset balances reclassified as debtors due after more than one year 13	917	748

	4 602	4 419

Movements during the year:
1 January	4 419
Currency retranslation	4
Bestfoods adjustment (b) (see note 24)	201
Profit and loss account	326
Payments (a)	(138)
Acquisitions/disposals	(2)
Other adjustments (b)	(208)

31 December	4 602

(a)	Net of refunds received from pension funds totalling €297 million.
(b)	In addition a fair value adjustment of €466 million was made to Bestfoods pension prepayments.

In most countries the Group operates defined benefit plans based on employee pensionable remuneration and length of service. These are either externally funded or unfunded, with provisions maintained in the Group balance sheet. All are subject to regular actuarial review. Actuarial valuations are carried out by external consultants or actuaries employed by the Unilever Group using the projected unit method. The actuarial assumptions used to calculate the benefit obligation vary according to the country in which the plan is situated.

The principal defined benefit plans, representing over 90% of all defined benefit plans by market value of assets and net provisions, were last formally valued in the past three years and the results of these valuations then updated to the year-end.

Unilever Annual Report & Accounts and Form 20-F 2001

NOTES TO THE CONSOLIDATED ACCOUNTS	> 70
Unilever Group

17 Pensions and similar obligations continued
The following aggregated information is related to the principal plans:

	€ million 31 Dec 2001	€ million 31 Dec 2000

Actuarial value of assets	16 233	16 198
Provisions	2 093	1 827
Prepayments	(868)	(748)
Liabilities	14 433	13 869
Financing level %*	121%	125%
Actual market value of assets	16 440	18 450

*Assets plus net provisions as % of liabilities.

The average assumptions for valuing these principal plans, weighted by liabilities were:

	2001	2000

Interest rate	7.0%	7.1%
Salary increases	4.3%	4.3%
Pension increases	2.9%	3.0%

The actuarial value of assets is generally a smoothed market value determined by spreading gains and losses relative to the actuarial basis over a three- to five-year period.

For the remaining defined benefit plans, as at 31 December 2001, the market value of the assets was €536 million (2000: €487 million), and net provisions in the accounts amounted to €1 176 million (2000: €1 379 million). The overall level of financing of these defined benefit plans at the dates of the last valuations was 91% (2000: 90%).

Pension costs and contributions paid by the Group to the funds have been reduced in recent years mainly due to surpluses in the Group’s two biggest funds. These surpluses were recognised by amortisation using the mortgage method. The net amount of surplus recognised in the profit and loss account in 2001 was €370 million (2000: €309 million).

In 2001 the Group received a gross cash refund of €221 million from a Netherlands fund in a surplus position. A further refund has been received in 2001 of €76 million from a Finnish fund in surplus. Cash refunds do not directly impact the pension charge for 2001 as the surplus is amortised in accordance with the Group’s accounting policies.

The Group also operates a number of defined contribution plans. The assets of all the Group’s defined contribution plans are held in independently administered funds. The pension costs charged to the profit and loss account represent contributions payable by the Group to the funds. The market value of the assets of externally funded defined contribution plans as at 31 December 2001 was €416 million (2000: €271 million). The value of assets of the defined contribution plans exclude 401(k) plans in the United States, the corresponding cost of which is included in Staff Costs under note 3 on page 62.

Group companies provide other post-retirement benefits (mainly post-retirement medical benefit plans) to a number of retired employees in certain countries, principally the United States, under several different plans which are predominantly unfunded. These other post-retirement plans are accounted for in accordance with SFAS 106 and SFAS 112.

Further disclosures required in accordance with FRS 17
In respect of the principal defined benefit pension plans and plans providing other post retirement benefits, the major actuarial assumptions at 31 December 2001, weighted by liabilities, were:

	Pensions	Other benefits

Discount rate	6.00%	7.25%
Rate of increase in salaries	3.50%	4.50%
Rate of increase for pensions in payment	2.00%	n/a
Rate of increase for pensions
in deferment (where provided)	1.50%	n/a
Inflation assumption	2.25%	n/a
Medical cost inflation	n/a	5.00%

The assets, liabilities and surplus position of these plans and the expected rates of return were:

	€ million	€ million	€ million
	Pensions value at 31 Dec 2001	Other benefits value at 31 Dec 2001	Long-term rate of return expected at 31 Dec 2001

Equities	10 494	–	9.00%
Bonds	4 138	–	5.50%
Other	1 808	3	6.00%
Total market value of assets	16 440	3	7.79%
Present value of plan liabilities	(15 039)	(1 171)
Aggregate net surplus/(deficit) in the plans	1 401	(1 168)
Irrecoverable surplus	(268)	–
Related deferred tax liability	(634)	467
Net pension asset/(liability)	499	(701)

Of which, in respect of funded plans in surplus:
Aggregate surplus	2 723	–
Irrecoverable surplus	(268)	–
Related deferred tax liability	(832)	–
Net pension asset	1 623	–

And, in respect of funded plans in deficit and unfunded plans:
Aggregate deficit	(1 322)	(1 168)
Related deferred tax asset	198	467
Net pension liability	(1 124)	(701)

The surplus in the plans is only recoverable to the extent that the Group can benefit from either refunds formally agreed or future contribution reductions. All risk benefits were valued using the expected cost of benefits payable in the year.

For the remaining defined benefit plans, the market value of assets as at 31 December 2001 was €536 million (2000: €487 million). At the most recent valuations, the aggregate deficit and unfunded obligations in these plans was €1 245 million. The related deferred tax amount was €388 million.

If the above amounts had been recognised in the financial statements, the Group’s net assets and profit retained at 31 December 2001 would be as follows:

	€ million Net Assets	€ million Profit Retained

Unilever Group as reported	7 859	6 619
Excluding SSAP 24 liability	2 842	2 817

Net assets/Profit retained
excluding pension liability	10 701	9 436
FRS 17 pension liability	(1 059)	(1 040)

Net assets/Profit retained
including FRS 17 pension liability	9 642	8 396

Unilever Annual Report & Accounts and Form 20-F 2001

Financial Statements

NOTES TO THE CONSOLIDATED ACCOUNTS	> 71
Unilever Group

17 Pensions and similar obligations continued
US GAAP accounting:
The following tables summarise the balance sheet impact, as well as the benefit obligations, assets, funded status and economic assumptions associated with the key defined benefit pension plans and the other benefit plans as computed in accordance with SFAS 87 and SFAS 106. At 31 December 2001 these pension plans represented approximately 76% (2000: 76%; 1999: 79%) of all pension plans while 100% of the other benefit plans are represented (2000: 100%; 1999: 100%), based on the market value of the funds plus the provisions held in the Group’s accounts.

	€ million	€ million	€ million	€ million
	Pension plans 2001	Pension plans 2000	Other benefit plans 2001	Other benefit plans 2000

Change in benefit obligations
Benefit obligations at 1 January	12 047	9 958	1 132	748
Service cost	252	231	20	16
Interest cost	737	698	83	64
Plan member contributions	1	–	–	–
Amendments	90	–	–	1
Plan mergers	41	1 097	–	–
Actuarial (gains)/losses	291	225	–	(14)
Acquisitions/disposals	(11)	621	(12)	349
Settlements/curtailments	(31)	(39)	(3)	(2)
Special termination benefits	29	32	1	1
Benefits paid	(873)	(762)	(89)	(61)
Currency retranslations	177	(14)	39	30

Benefit obligations at 31 December	12 750	12 047	1 171	1 132

Change in plan assets
Fair value of plan assets at 1 January	15 401	13 838	3	3
Plan mergers	–	1 397	–	–
Actual return on plan assets	(928)	385	–	–
Acquisitions/(disposals)	(11)	987	–	–
Settlements	(31)	(39)	–	–
Employer contribution/surplus refunds	(144)	(361)	88	60
Plan member contributions	1	–	–	1
Benefits paid	(873)	(762)	(89)	(61)
Currency retranslations	145	(44)	1	–

Fair value of plan assets at 31 December	13 560	15 401	3	3

Funded status at 31 December	810	3 354	(1 168)	(1 129)
Unrecognised net transition liability/(asset)	(247)	(309)	3	3
Unrecognised net actuarial loss/(gain)	(1 119)	(3 437)	(85)	(76)
Unrecognised prior service cost	201	127	5	4
Other (SFAS 112 liabilities)	n/a	n/a	(39)	(16)

Net amount recognised at 31 December	(355)	(265)	(1 284)	(1 214)

Amount recognised in the statement of financial position consists of:
Prepaid benefit cost	813	797	–	–
Accrued benefit liability	(1 168)	(1 062)	(1 283)	(1 214)
Additional minimum liability	(20)	(11)	–	–
Intangible asset	4	6	–	–
Accumulated other comprehensive income	16	5	(1)	–

Net amount recognised at 31 December	(355)	(265)	(1 284)	(1 214)

	Pension plans % 2001	Pension plans % 2000	Pension plans % 1999	Other benefit plans % 2001	Other benefit plans % 2000	Other benefit plans % 1999

Weighted-average assumptions as at 31 December
Discount rate	6.00	6.25	6.25	7.25	7.50	7.50
Expected return on plan assets	7.75	7.25	7.25	n/a	n/a	n/a
Rate of salary increases	3.75	3.75	3.75	4.50	4.50	4.50
Cost of living increases	2.50	2.50	2.50	n/a	n/a	n/a

The valuations of other benefit plans typically assume that medical cost inflation will fall from its current level (assumed to be approximately 7.5% in 2001) over the next few years and reach a constant level of approximately 5% within five years.

Unilever Annual Report & Accounts and Form 20-F 2001

NOTES TO THE CONSOLIDATED ACCOUNTS	> 72
Unilever Group

17 Pensions and similar obligations continued

	€ million	€ million	€ million	€ million	€ million	€ million
	Pension plans 2001	Pension plans 2000	Pension plans 1999	Other benefit plans 2001	Other benefit plans 2000	Other benefit plans 1999

Components of net periodic benefit cost
Service cost (gross)	253	231	217	20	16	14
Interest cost	737	698	518	83	64	45
Expected return on plan assets	(1 007)	(932)	(683)	–	–	–
Employee contributions	(1)	–	–	–	–	–
Amortisation of prior service cost	24	26	25	–	–	–
Amortisation of transition (asset)	(63)	(66)	(64)	–	–	–
Amortisation of actuarial loss/(gain)	(81)	(58)	(5)	(2)	(2)	–

Total before SFAS 88 events	(138)	(101)	8	101	78	59
Adjustments for SFAS 88 events	43	19	21	(2)	(1)	–

Net periodic benefit cost	(95)	(82)	29	99	77	59

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were €2 171 million, €2 035 million, and €1 308 million respectively, as of 31 December 2001 and €2 122 million, €2 019 million, and €1 441 million respectively, as of 31 December 2000.

The Group also maintains a number of smaller defined benefit plans. Approximately €1 685 million (2000: €1 755 million) is provided for on their behalf in the Group balance sheet. In 2001, €202 million (2000: €151 million; 1999: €130 million) was charged in the accounts. These amounts would not have been materially different under SFAS 87.

In addition to the special termination benefits included in the table above, during 2001, the Group also charged €49 million (2000: €56 million; 1999: €28 million) in respect of pension or similar obligations arising on terminations of employment.

Post-retirement health care benefits
Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	€ million	€ million
	1% point increase	1% point decrease

Effect on total of service and interest cost components	13	(12)
Effect on post-retirement benefit obligation	92	(82)

Unilever Annual Report & Accounts and Form 20-F 2001

Financial Statements

NOTES TO THE CONSOLIDATED ACCOUNTS	> 73
Unilever Group

18 Deferred taxation, restructuring and other provisions

	€ million 2001	€ million 2000

Deferred taxation on:
Accelerated depreciation	1 009	1 051
Stock reliefs	55	59
Pension and similar provisions	(843)	(748)
Short-term and other timing differences	(990)	(1 177)

	(769)	(815)
Less asset balances reclassified as debtors
due after more than one year 13	1 670	1 627

	901	812
Restructuring provisions	773	650
Other provisions	586	523

Total	2 260	1 985

Movements in deferred taxation:
1 January	812
Currency retranslation	32
Acquisition/disposal of group companies	(105)
Profit and loss account	120
Other movements	42

31 December	901

On a SSAP 15 basis provision for
deferred taxation would be:	(315)	(451)

Movements in restructuring provisions:
1 January	650
Currency retranslation	3
Acquisition/disposal of group companies	183
Profit and loss account:
new charges	739
releases	(70)
Utilisation	(732)

31 December	773

Movements in other provisions:
1 January	523
Currency retranslation	20
Acquisition/disposal of group companies	70
Profit and loss account	20
Utilisation	(47)

31 December	586

Restructuring provisions at end of 2001 amounted to €0.8 billion the cash impact of which is expected to be a cash outflow of €0.6 billion in 2002 and €0.2 billion thereafter. Other provisions principally comprise balances held in respect of legal and environmental exposures. The cash impact of these balances is expected to be a cash outflow of €0.1 billion in 2002, and €0.5 billion thereafter.

19 Capital and reserves

	€ million 2001	€ million 2000	€ million 1999

Movements during the year:
1 January	8 169	7 761	4 748
Result for the year retained	257	(353)	1 506
Goodwill movements (a)	274	1 193	38
Currency retranslation	(1 069)	(248)	350
Change in numbers of shares
or certificates held in
connection with share options	(436)	(184)	(264)
Issue of new shares under
PLC share option schemes	–	–	1
Issue of new NV preference shares	–	–	1 382

31 December	7 195	8 169	7 761

As required by United Kingdom
Financial Reporting Standard 4
capital and reserves can be
analysed as follows:

Equity:
Ordinary capital	5 693	6 667

Non-equity:
7% Cumulative Preference	13	13
6% Cumulative Preference	73	73
4% Cumulative Preference	34	34
5 euro cents Cumulative
Preference	1 382	1 382

Total non-equity	1 502	1 502

Total capital and reserves	7 195	8 169

(a)	Includes €859 million written back in 2000 in respect of the agreed disposal of Elizabeth Arden.

Unilever Annual Report & Accounts and Form 20-F 2001

NOTES TO THE CONSOLIDATED ACCOUNTS	> 74
Unilever Group

20 Called up share capital

€ million 2001	€ million Authorised 2000	Preferential share capital NV	Nominal value per share	Number of shares issued	€ million 2001	€ million Issued, called up and fully paid 2000

34	34	7% Cumulative Preference	€453.78	29 000	13	13
91	91	6% Cumulative Preference	€453.78	161 060	73	73
34	34	4% Cumulative Preference	€45.38	750 000	34	34
29	29	5 euro cents Cumulative Preference	€0.05	211 473 785	10	10

188	188				130	130

		Ordinary share capital NV

508	508	Ordinary	€0.51	571 575 900	290	290
1	1	Ordinary (Shares numbered
		1 to 2 400 – ‘Special Shares’)	€453.78	2 400	1	1
–	–	Internal holdings eliminated in consolidation (€453.78 shares)			(1)	(1)

509	509				290	290

		Total NV share capital			420	420

£ million	£ million	Ordinary share capital PLC			£ million	£ million

136.2	136.2	Ordinary:	1.4p	2 911 458 580	40.8	40.8
0.1	0.1	Deferred	£1 stock	100 000	0.1	0.1
–	–	Internal holdings eliminated in consolidation (£1 stock)			(0.1)	(0.1)

136.3	136.3	Total PLC share capital			40.8	40.8

		Euro equivalent in millions (at £1 = €5.445)			222	222

For NV share capital, the euro amounts shown above and elsewhere in this document are representations in euros on the basis of Article 67c Book 2 Dutch Civil Code, rounded to two decimal places, of underlying amounts of share capital in Dutch guilders, which have not been converted into euros in NV’s Articles of Association. Until conversion formally takes place by amendment of the Articles of Association the entitlements to dividends and voting rights are based on the underlying Dutch guilder amounts.

The 7%, 6% and 4% preference shares of NV are entitled to dividends at the rates indicated. The €0.05 preference shares of NV are entitled to a dividend of 65% of the six months Euribor interest rate on their notional value of €6.580 each. A nominal dividend of ¼% is paid on the deferred stock of PLC.

The 4% cumulative preference capital of NV is redeemable at par at the Company‘s option either wholly or in part. The Company has agreed that it will not buy back the €0.05 cumulative preference share capital of NV before 9 June 2004. At any time after this date, at the Company’s option, €6.534 of the notional value of the preference shares is convertible into ordinary NV shares and the remaining notional value is then redeemable. The Company expects to exercise the conversion right if any preference shares remain outstanding after 1 December 2004. The other classes of preferential share capital of NV and the deferred stock of PLC are not redeemable.

For information on the rights of shareholders of NV and PLC and the operation of the Equalisation Agreement see ‘Control of Unilever’ on pages 107 to 110.

Internal holdings
The ordinary shares numbered 1 to 2 400 (inclusive) in NV and deferred stock of PLC are held as to one half of each class by N.V. Elma – a subsidiary of NV – and one half by United Holdings Limited – a subsidiary of PLC. This capital is eliminated in consolidation. It carries the right to nominate persons for election as directors at general meetings of shareholders. The subsidiaries mentioned above have waived their rights to dividends on their ordinary shares in NV. For more information see ‘Control of Unilever’ on pages 107 to 110.

Share options
The Group operates a number of equity based compensation plans involving options over ordinary shares of NV and PLC. Full details of these plans are given in note 28 on page 79.

Unilever Annual Report & Accounts and Form 20-F 2001

Financial Statements

NOTES TO THE CONSOLIDATED ACCOUNTS	> 75
Unilever Group

21 Profit retained
	€ million NV 2001	€ million NV 2000	€ million NV 1999	€ million PLC 2001	€ million PLC 2000	€ million PLC 1999

Net profit	817	675	1 761	1 021	430	1 010
Preference dividends	(51)	(44)	(20)	–	–	–
Dividends on ordinary capital	(868)	(803)	(709)	(662)	(611)	(536)

Result for the year retained	(102)	(172)	1 032	359	(181)	474
Goodwill movements	192	917	25	82	276	13
Currency retranslation	(810)	(379)	276	(248)	142	104

Net movement during the year	(720)	366	1 333	193	237	591
Profit retained – 1 January	5 036	4 670	3 337	2 110	1 873	1 282

Profit retained – 31 December	4 316	5 036	4 670	2 303	2 110	1 873

Of which retained by:
Parent companies	3 508	2 375	2 170	1 552	1 499	1 456
Other group companies	797	2 656	2 493	748	609	416
Joint ventures	11	5	7	3	2	1

	4 316	5 036	4 670	2 303	2 110	1 873

Cumulative goodwill written off directly to reserves	(5 456)	(5 648)	(6 565)	(2 399)	(2 481)	(2 757)

22 Other reserves
	€ million NV 2001	€ million NV 2000	€ million NV 1999	€ million PLC 2001	€ million PLC 2000	€ million PLC 1999

Adjustment on translation of PLC‘s ordinary
capital at £1 = Fl. 12 = €5.445	–	–	–	(155)	(157)	(157)
Capital redemption reserve	–	–	–	18	18	18
Book value of shares or certificates held in connection with share options (a)	(1 077)	(553)	(364)	(403)	(475)	(468)

	(1 077)	(553)	(364)	(540)	(614)	(607)

(a) Under UITF 13 these shares would be classified as fixed assets.

23 Commitments and contingent liabilities
				€ million 2001	€ million 2000	€ million 1999

Long-term lease commitments under operating leases in respect of:
Land and buildings				1 419	1 777	1 227
Other tangible fixed assets				615	793	440

				2 034	2 570	1 667

The commitments fall due as follows:
Within 1 year				392	488	331
After 1 year but within 2 years				330	414	266
After 2 years but within 3 years				273	347	219
After 3 years but within 4 years				249	308	187
After 4 years but within 5 years				217	266	173
After 5 years				573	747	491

				2 034	2 570	1 667

Other commitments				407	310	255
Of which payable within one year				108	82	69

Contingent liabilities amounted to some €443 million (2000: €450 million) of which €202 million relates to guarantees. These guarantees are not expected to give rise to any material loss. Guarantees given by parent or group companies relating to liabilities included in the consolidated accounts are not included. Other contingent liabilities arise in respect of litigation against companies in the Group, investigations by competition authorities and obligations under environmental legislation in various countries. These are not expected to give rise to any material loss.

Unilever Annual Report & Accounts and Form 20-F 2001

NOTES TO THE CONSOLIDATED ACCOUNTS	> 76
Unilever Group

24 Acquisition and disposal of group companies
 The net assets and results of acquired businesses are included in the consolidated accounts from their respective dates of acquisition. The following tables set out the effect of acquisitions of group companies in 2001 on the consolidated balance sheet. Acquisition accounting (purchase accounting) has been applied in all cases. The fair values currently established for all acquisitions made in 2001 are provisional. The goodwill arising on these transactions has been capitalised and is being amortised over 20 years.

	€ million Balance sheets of acquired businesses	€ million Provisional adjustments to align accounting policies	€ million Provisional revaluations	€ million Provisional fair values at date of acquisition

2001 acquisitions
Fixed assets	34	–	–	34
Current assets	1	–	–	1
Creditors	(1)	–	(1)	(2)
Provisions for liabilities and charges:
Pensions and similar obligations	–	(1)	–	(1)
Minority interest	–	17	–	17

Net assets acquired	34	16	(1)	49

		€ million 2001	€ million 2000	€ million 1999

Acquisitions
Net assets acquired		49	3 910	179
Adjustments to acquisitions made in 2000 (excluding Bestfoods)		(49)	–	–
Goodwill arising in subsidiaries		131	26 019	320
Goodwill arising in joint ventures		6	632	–

Consideration		137	30 561	499

Of which:
Cash 26		132	27 777	483
Cash balances of businesses acquired 26		1	231	(20)
Current investments, cash deposits and
borrowings of businesses acquired		1	3 100	26
Non-cash and deferred consideration		3	(547)	10

Following the acquisition of Bestfoods in 2000, provisional estimates were made of the fair values of net assets acquired. These were disclosed in the Unilever Annual Report & Accounts and Form 20-F 2000. These provisional fair value adjustments have now been finalised giving rise to the further adjustments detailed in the table below. These comprise the restatement of intangible and tangible fixed assets and pension scheme assets and liabilities to fair value, based on valuations obtained from independent experts, the adjustment of acquired businesses held for resale to the present value at acquisition of net disposal proceeds and the provision against certain legal and environmental exposures existing prior to acquisition.

	€ million Provisional fair values at date of acquisition	€ million Revaluations	€ million Adjusted fair values

Acquisition of Bestfoods
Intangible assets	–	5 440	5 440
Other fixed assets	1 823	38	1 861
Acquired businesses held for resale (a)	1 757	(197)	1 560
Other current assets	1 745	418	2 163
Creditors	(1 965)	145	(1 820)
Provisions for liabilities and charges:
Pensions and similar obligations	(437)	(201)	(638)
Deferred taxation	124	104	228
Other provisions	(938)	(129)	(1 067)
Minority interest	21	(23)	(2)

Net assets acquired	2 130	5 595	7 725
Goodwill arising in subsidiaries	23 321	(5 538)	17 783
Goodwill arising in joint ventures	632	(57)	575

Consideration	26 083	–	26 083

(a) The fair values of the acquired businesses held for resale are stated net of tax of €435 million.

Unilever Annual Report & Accounts and Form 20-F 2001

Financial Statements

NOTES TO THE CONSOLIDATED ACCOUNTS	> 77
Unilever Group

24 Acquisition and disposal of group companies continued
Disposals
The results of disposed businesses are included in the consolidated accounts up to their date of disposal. In 2001, disposed businesses principally comprised Unipath and Batchelors/Oxo in the United Kingdom, Royco in the Netherlands and Elizabeth Arden and Gortons in the USA.

	€ million 2001	€ million 2000	€ million 1999

Goodwill and intangible assets	6	–	2
Other fixed assets	273	276	51
Current assets	351	203	45
Creditors	(112)	(219)	(20)
Provisions for liabilities and charges:
Pensions and similar obligations	(3)	(16)	(7)
Deferred taxation	–	(25)	(2)
Other provisions	(8)	(10)	–
Minority interest	(2)	8	9

Net assets sold	505	217	78
Attributable goodwill	223	258	38
Profit on sale attributable to Unilever	927	167	18

Consideration	1 655	642	134

Of which:
Cash 26	1 650	626	123
Cash balances of businesses sold 26	(9)	11	3
Current investments, cash deposits and borrowings of businesses sold	3	2	4
Non cash and deferred consideration	11	3	4

During 2001 we completed the disposal of Elizabeth Arden, which is therefore reflected in the table above. A charge of €859 million was recognised in 2000 in respect of an impairment of Elizabeth Arden goodwill previously written off to reserves.

25 Reconciliation of group operating profit to operating cash flows

	€ million 2001	€ million 2000	€ million 1999

Group operating profit	5 174	3 302	4 303
Depreciation and amortisation	2 845	1 954	1 147
Changes in working capital:
Stocks	(177)	415	19
Debtors	(40)	(28)	(169)
Creditors	440	302	266
Pensions and similar provisions less payments	114	475	182
Restructuring and other provisions less payments	173	(204)	(189)
Elimination of (profits)/losses on disposals	(941)	664	(18)
Other adjustments	(91)	(142)	113

Cash flow from group operating activities	7 497	6 738	5 654

Cash flow from group operating activities in 2000 included payments of approximately €550 million to settle share options and similar obligations in Bestfoods consequent to the change of control.

Cash flow from exceptional items included in operating profit comprises:

	€ million 2001	€ million 2000

Restructuring	(1 131)	(485)
Business disposals	1 650	626
Other, including asset disposals	429	428

Total	948	529

Of which related to items included in group operating profit in the current year	1 313
Of which related to items included in group operating profit in prior years	(365)

Total	948

Unilever Annual Report & Accounts and Form 20-F 2001

NOTES TO THE CONSOLIDATED ACCOUNTS	> 78
Unilever Group

26 Analysis of cash flows for headings netted in the cash flow statement

	€ million 2001	€ million 2000	€ million 1999

Returns on investments and servicing of finance
Dividends from other fixed investments	7	4	10
Interest received	191	346	320
Interest paid	(1 842)	(966)	(378)
Preference dividend paid	(48)	(41)	(14)
Dividends and other payments to minority shareholders	(195)	(141)	(94)

Total	(1 887)	(798)	(156)

Capital expenditure and financial investment
Purchase of tangible fixed assets	(1 536)	(1 361)	(1 314)
Disposal of tangible fixed assets	579	471	65
Acquisition/disposal of fixed investments	35	13	12
Purchase of own shares (employee share plans)	(436)	(184)	(264)

Total	(1 358)	(1 061)	(1 501)

Acquisitions and disposals
Acquisition of group companies	(132)	(27 777)	(483)
Bestfoods	–	(23 623)	–
Other acquisitions	(132)	(4 154)	(483)
Cash balances of businesses acquired	(1)	(231)	20
Bestfoods	–	(22)	–
Other acquisitions	(1)	(209)	20
Consideration paid in respect of acquisitions made in previous years	(1)	(2)	(25)
Disposal of acquired business held for resale	1 968	–	–
Disposal of group companies	1 650	626	123
Cash balances of businesses sold	(9)	11	3
Consideration received in respect of disposals made in previous years	2	–	–

Total	3 477	(27 373)	(362)

Management of liquid resources
Purchase of current investments	(108)	(217)	(447)
Sale of current investments	121	1 428	4 020
(Increase)/decrease in cash on deposit	1 093	1 253	2 102

Total	1 106	2 464	5 675

Financing
Issue/purchase of shares by group companies to/(from) minority shareholders	(3)	(18)	4
Debt due within one year:
Increases	3 854	15 001	191
Repayments	(13 618)	(2 716)	(390)
Debt after one year:
Increases	4 933	10 692	61
Repayments	(264)	(57)	(12)

Total	(5 098)	22 902	(146)

Included as liquid resources are term deposits of less than one year, government securities and A- or higher rated money and capital market instruments.

Unilever Annual Report & Accounts and Form 20-F 2001

Financial Statements

NOTES TO THE CONSOLIDATED ACCOUNTS	> 79
Unilever Group

27 Analysis of net funds/(debt)
	€ million	€ million	€ million	€ million	€ million	€ million
	1 January 2001	Cash Flow	Acquisitions/ Disposals (excl. cash & overdrafts)	Other non cash changes	Currency movements	31 December 2001

Cash on call and in hand	1 235	205			136	1 576
Overdrafts	(393)	(11)			4	(400)

		194

Borrowings due within one year	(16 282)	9 764	3	(4 074)	(290)	(10 879)
Borrowings due after one year	(13 066)	(4 669)	(1)	3 874	(359)	(14 221)

		5 095

Current investments	660	(13)	–	(208)	–	439
Cash on deposit	1 378	(1 093)	–	–	1	286

		(1 106)
Net funds/(debt)	(26 468)	4 183	2	(408)	(508)	(23 199)

Other non-cash changes include profits and losses on disposal and adjustments to realisable value of current investments; exchange gains and losses on borrowings; and the reclassification of long-term borrowings falling due within one year at the balance sheet date.

28 Equity-based compensation plans
As at 31 December 2001, the Group had a number of equity-based compensation plans:

(i) All-Employee Option Plans
Local All-Employee Plans have been set up in several countries to enhance employee involvement with Unilever and its performance by providing a potential financial benefit linked to the Unilever share price. There are no individual performance targets to be met. The schemes permit participation by all permanent employees in the country where the relevant scheme applies.

(ii) Executive Option Plans
The Executive Plans were introduced in 1985 to reward key employees throughout the world for their contribution to the enhancement of the Group’s longer-term future and their commitment to the Group over a sustained period. The grant is discretionary, dependent on performance of the Company and the individual.

(iii) The Share Matching Plans
If executives invest part of their annual bonus in Unilever shares, the Company will match this with the same number of shares on condition that they keep all shares for an agreed number of years and will still be employed by Unilever on vesting.

(iv) The TSR – Long-Term Incentive Plan
This plan was introduced in 2001 and depending on the TSR ranking (see page 33) of Unilever in comparison with its peer group it will potentially award top executives on the vesting date three years later with a number of Unilever shares.

(v) The Restricted Share Plan
Restricted shares awarded to a select number of executives for special performance. Awards will vest provided they are still employed by Unilever three or five years after the award.

(vi) The North American Performance Share Plan
A long-term incentive plan for North American managers awarding Unilever shares if company and personal performance targets are met over a three-year period.

Unilever will not grant more share options in respect of Executive Plans than 5% of its issued ordinary capital and for all Plans together, no more than 10% of its issued ordinary capital. The Board does not apportion these limits to each plan separately.

In recent years we have met the obligations under our option plans by purchasing shares in advance and transferring them to directors and employees as the options are exercised.

Unilever Annual Report & Accounts and Form 20-F 2001

NOTES TO THE CONSOLIDATED ACCOUNTS	> 80
Unilever Group

28 Equity-based compensation plans continued
The Group applies accounting policies consistent with APB Opinion 25 and related interpretations in accounting for these plans. Accordingly, the Group has recognised the following compensation costs, €46 million in 2001, €6 million in 2000 and €13 million in 1999. Had the Group accounted for options under the requirement of SFAS 123, the impact on reported results would have been as follows:

				€ million 2001	€ million 2000	€ million 1999

Actual compensation costs recognised				46	6	13
Pro forma compensation cost under SFAS 123				106	57	56
Actual net profit				1 838	1 105	2 771
Pro forma net profit under SFAS 123				1 778	1 054	2 739

		Euros per €0.51			Euro cents per 1.4p

	2001	2000	1999	2001	2000	1999

Actual earnings per share	1.82	1.07	2.63	27.27	16.08	39.48
Pro forma earnings per share	1.76	1.02	2.60	26.36	15.32	39.04
Actual diluted earnings per share	1.77	1.05	2.57	26.54	15.69	38.50
Pro forma diluted earnings per share	1.71	1.00	2.54	25.65	14.94	38.06

The remaining disclosures required by SFAS 123, including a description of the method and significant assumptions used to estimate the fair values of options and the weighted-average information, are given below for each type of plan, on a combined basis.

(i) All-Employee Option Plans
Unilever has All-Employee Plans in 15 countries, which can be grouped together as follows:

(a)	Plans which follow a standard framework: Austria, Belgium, Denmark, Finland, France, Germany, Italy, Netherlands, Portugal, Spain, Sweden and Switzerland.
(b)	Other plans: North America, South Africa and United Kingdom.

Group (a):
The standard framework for these countries means, in principle, an annual grant of options over NV shares, at the same grant date, exercise price (the market price on the grant date) and grant size (including part-time employees pro rata) and with the same eligibility criteria (all permanent employees in a country). There are no vesting conditions other than being continuously employed by a Group company until the vesting date.

Group (b):
The UK and South Africa plans annually offer options over PLC shares, combined with a compulsory (UK) or optional (South Africa) savings plan. The exercise price is the market price at date of grant, except that prior to 2000 the exercise price of the UK plan was set at either 80% or 90% of the market price with the discount being amortised to remuneration cost over the vesting period.

The North American plan is a biannual share purchase offering, with a compulsory savings plan, under which up to 10% of the salary of eligible employees is withheld. After two years employees can use the savings to buy NV New York shares at a discount of 10%. This discount is amortised to remuneration cost over the two-year vesting period. The maximum number of shares made available under any offering is two million.

The table below summarises the main country-specific differences between the plans:

Country (year of introduction)	Maximum term Years	Vesting period Years	Exercise period	Remarks

Austria (2001)	5	3	24 months
Belgium (2001)	5	4	12 months
Denmark (2001)	5	3	24 months
Finland (2001)	5	3	24 months	on 3rd, 4th or 5th anniversary
France (2000)	5.5	5	6 months
Germany (2000)	5	3	24 months
Italy (2001)	5	3	24 months
Netherlands (1995)	5	5	1 day	on 3rd or 5th anniversary
Portugal (2001)	3.5	3	6 months
Spain (2001)	5	3	24 months
Sweden (2001)	5	5	1 day	partly convertible bonds
Switzerland (2001)	5	3	24 months
UK (1985)	5.5	5	6 months	sharesave plan
South Africa (2001)	3.5	3	6 months	optional sharesave plan
North America (1995)	2	2	1 day	purchase plan

Unilever Annual Report & Accounts and Form 20-F 2001

Financial Statements

NOTES TO THE CONSOLIDATED ACCOUNTS	> 81
Unilever Group

28 Equity-based compensation plans continued
A summary of the status of the All-Employee Plans as at 31 December 2001, 2000 and 1999 and changes during the years ended on these dates is presented below:

	Number of shares	2001 Weighted average price	Number of shares	2000 Weighted average price	Number of shares	1999 Weighted average price

NV shares of €0.51
Outstanding at 1 January	1 634 437	€54.41	690 838	€54.38	467 687	€47.06
Granted	1 853 007	€64.65	1 204 863	€53.05	276 751	€63.65
Exercised	(225 614)	€51.85	(125 707)	€40.72	(53 600)	€38.30
Forfeited/Expired (a)	(152 570)	€57.10	(135 557)	€54.94	–	–

Outstanding at 31 December	3 109 260	€60.56	1 634 437	€54.41	690 838	€54.38

Exercisable at 31 December	42 412	€42.99	94 861	€37.58	159 489	€33.31

PLC shares of 1.4p
Outstanding at 1 January	26 512 577	£4.14	30 777 318	£4.00	32 029 021	£3.58
Granted	4 411 833	£5.29	7 960 043	£4.25	6 252 700	£5.14
Exercised	(5 756 768)	£2.94	(5 717 614)	£2.74	(4 521 318)	£2.42
Forfeited/Expired (a)	(3 165 328)	£4.62	(6 507 170)	£4.84	(2 983 085)	£4.30

Outstanding at 31 December	22 002 314	£4.61	26 512 577	£4.14	30 777 318	£4.00

Exercisable at 31 December	250 760	£2.78	192 156	£2.68	127 864	£2.29

NV New York shares of €0.51
Outstanding at 1 January	470 680	$52.43	633 913	$52.43	785 756	$47.83
Granted	–	–	–	–	633 913	$52.43
Exercised	(255 208)	$52.43	–	–	(701 897)	$47.83
Forfeited/Expired (a)	(215 472)	$52.43	(163 233)	$52.43	(83 859)	$47.83

Outstanding at 31 December	–	–	470 680	$52.43	633 913	$52.43

Exercisable at 31 December	–	–	–	–	–	–

(a) The number of expired options is immaterial.
	2001	2000	1999

NV option value information (b)
Fair value per option (c)	€15.13	€10.18	€13.43
Valuation assumptions
Expected option term	3.5 years	4.0 years	3.0 years
Expected volatility	29.3%	28.6%	29.5%
Expected dividend yield	2.2%	4.5%	1.6%
Risk-free interest rate	4.5%	4.9%	3.2%

PLC option value information (b)
Fair value per option (c)	£1.31	£1.05	£1.40
Valuation assumptions
Expected option term	4.7 years	5.0 years	5.0 years
Expected volatility	28.1%	25.6%	25.0%
Expected dividend yield	2.8%	3.3%	2.8%
Risk-free interest rate	5.4%	5.7%	5.2%

NV New York shares option value information (b)
Fair value per option (c)	–	–	$14.80
Valuation assumptions
Expected option term	–	–	2.0 years
Expected volatility	–	–	34.2%
Expected dividend yield	–	–	1.2%
Risk-free interest rate	–	–	3.7%

Actual compensation costs recognised (€ million)	4	4	6

(b) Weighted average of options granted during each period.
(c) Estimated using Black Scholes option pricing method.

Unilever Annual Report & Accounts and Form 20-F 2001

NOTES TO THE CONSOLIDATED ACCOUNTS	> 82
Unilever Group

28 Equity-based compensation plans continued
The exercise prices and remaining life of the All-Employee Option Plans as at 31 December 2001 are as follows:

Options outstanding					Options exercisable

	Range of exercise prices	Number outstanding at 31 December 2001	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at 31 December 2001	Weighted average exercise price

NV shares of €0.51	€42.99 – €57.63	1 104 359	3 years	€53.36	42 412	€42.99
	€63.65 – €64.65	2 004 901	4 years	€64.53	–	–

PLC shares of 1.4p	£2.78 – £3.71	5 866 499	1 year	£3.67	250 760	£2.78
	£4.25 – £5.94	16 135 815	4 years	£4.96	–	–

NV New York shares of €0.51	–	–	–	–	–	–

(ii) Executive Option Plans
The Executive Option Plans are made up of the following plans, which are granted to key employees of the Group on a discretionary basis:

The NV Executive Option Plan
The NV Executive Option Plan provides for the granting of options to purchase shares of Unilever N.V. and, from 1997 onwards, also shares of Unilever PLC, at the market price on the day the options were granted. Options granted until March 2001 become exercisable immediately from the date of grant but cannot be sold within three years; options granted from November 2001 become exercisable after three years. The options have a maximum term of five years for the grants made up to 1998 and of ten years for subsequent grants.

The PLC Executive Option Plan
The PLC Executive Option Plan provides for the granting of options to purchase shares of Unilever PLC and from 1997 onwards, also shares of Unilever N.V., at the market price on the day the options were granted. These options become exercisable after a three-year period from the date of grant and have a maximum term of ten years.

The NA Executive Option Plan
The NA Executive Option Plan provides for the granting of options to purchase a maximum of 3 200 000 shares in Unilever N.V. of the New York Registry, and from 1997, 4 000 000 shares of Unilever PLC, at the market value on the day the options are granted. These options become exercisable over a three-year period from the date of grant and have a maximum term of ten years.

In addition, managers working in India can participate in an Executive Option Plan relating to Hindustan Lever Limited’s shares. As these are neither NV nor PLC shares, no figures for this plan are included in this note.

A summary of the status of the Executive Schemes as at 31 December 2001, 2000 and 1999 and changes during the years ended on these dates is presented below:

	Number of shares	2001 Weighted average price	Number of shares	2000 Weighted average price	Number of shares	1999 Weighted average price

NV shares of €0.51
Outstanding at 1 January	4 835 834	€57.68	3 856 658	€54.49	2 540 242	€44.54
Granted	4 017 741	€58.26	1 659 616	€54.56	1 681 638	€63.50
Exercised	(372 052)	€33.83	(615 538)	€28.88	(354 852)	€25.55
Forfeited/Expired (a)	(283 474)	€60.40	(64 902)	€61.73	(10 370)	€67.03

Outstanding at 31 December	8 198 049	€58.95	4 835 834	€57.68	3 856 658	€54.49

Exercisable at 31 December	4 788 521	€58.75	3 418 554	€56.22	2 778 657	€51.87

PLC shares of 1.4p
Outstanding at 1 January	34 455 159	£4.89	26 221 302	£4.98	16 483 769	£4.45
Granted	26 126 694	£4.97	10 793 301	£4.35	10 972 600	£5.55
Exercised	(1 649 129)	£3.42	(2 129 344)	£3.25	(1 145 041)	£2.64
Forfeited/Expired (a)	(1 677 012)	£5.11	(430 100)	£5.56	(90 026)	£5.41

Outstanding at 31 December	57 255 712	£4.96	34 455 159	£4.89	26 221 302	£4.98

Exercisable at 31 December	34 846 599	£4.90	25 183 453	£4.72	19 132 247	£4.75

Unilever Annual Report & Accounts and Form 20-F 2001

Financial Statements

NOTES TO THE CONSOLIDATED ACCOUNTS	> 83
Unilever Group

28 Equity-based compensation plans continued
	Number of shares	2001 Weighted average price	Number of shares	2000 Weighted average price	Number of shares	1999 Weighted average price

NV New York shares of €0.51
Outstanding at 1 January	2 030 941	$47.29	1 963 471	$45.41	1 702 300	$41.04
Granted	840 937	$52.22	294 645	$51.77	293 888	$69.19
Exercised	(119 965)	$36.02	(185 740)	$30.53	(23 933)	$29.27
Forfeited/Expired (a)	(14 992)	$59.43	(41 435)	$65.22	(8 784)	$38.41

Outstanding at 31 December	2 736 921	$49.23	2 030 941	$47.29	1 963 471	$45.41

Exercisable at 31 December	1 632 955	$46.29	1 473 860	$42.00	1 388 599	$36.21

PLC shares of 1.4p in the form of ADRs (d)
Outstanding at 1 January	7 491 864	$8.33	5 830 480	$8.82	3 878 316	$8.58
Granted	5 566 904	$7.25	1 975 788	$6.95	1 968 176	$9.30
Exercised	(208 116)	$6.86	(47 572)	$6.72	(5 356)	$6.72
Forfeited/Expired (a)	(105 808)	$8.08	(266 832)	$9.13	(10 656)	$9.46

Outstanding at 31 December	12 744 844	$7.88	7 491 864	$8.33	5 830 480	$8.82

Exercisable at 31 December	5 415 724	$8.57	3 758 584	$8.35	1 982 696	$7.92

(a) The number of expired options is immaterial.
(d) 1 ADR is equivalent to 4 PLC shares.
	2001	2000	1999

NV option value information (b)
Fair value per option (c)	€16.57(e)	€10.83(e)	€12.09(e)
	£8.94(f)	£6.25(f)	£9.03(f)
	$13.96(g)	$15.97(g)	$19.45(g)
Valuation assumptions
Expected option term	6.3 years	6.3 years	5.0 years
Expected volatility	28.5%	24.5%	21.4%
Expected dividend yield	2.5%	4.0%	1.5%
Risk-free interest rate	4.1%	5.2%	3.7%

PLC option value information (b)
Fair value per option (c)	€2.01(e)	€1.82(e)	€1.66(e)
	£1.24(f)	£1.00(f)	£1.16(f)
	$1.86(g)	$1.95(g)	$2.23(g)
Valuation assumptions
Expected option term	6.8 years	6.3 years	5.0 years
Expected volatility	26.0%	23.9%	23.1%
Expected dividend yield	2.9%	3.2%	2.8%
Risk-free interest rate	4.6%	5.9%	4.7%

Actual compensation costs recognised (€ million)	–	–	7

(b) Weighted average of options granted during each period.
(c) Estimated using Black Scholes option pricing method.
(e) Fair value per option of the NV Executive Option Plan.
(f) Fair value per option of the PLC Executive Option Plan.
(g) Fair value per option of the NA Executive Option Plan.

Unilever Annual Report & Accounts and Form 20-F 2001

NOTES TO THE CONSOLIDATED ACCOUNTS	> 84
Unilever Group

28 Equity-based compensation plans continued
The exercise prices and remaining life of the Executive Option Plans as at 31 December 2001 are as follows:

			Options outstanding		Options exercisable

	Range of exercise prices	Number outstanding at 31 December 2001	Weighted averagere maining contractual life	Weighted average exercise price	Number exercisable at 31 December 2001	Weighted average exercise price

NV shares of €0.51	€42.79 – €60.85	5 701 161	9 years	€56.10	2 872 549	€53.89
	€63.50 – €73.97	2 496 888	6 years	€65.47	1 915 972	€66.02

PLC shares of 1.4p	£2.54 – £3.08	3 135 879	3 years	£2.93	3 135 879	£2.93
	£3.43 – £4.78	27 136 885	8 years	£4.52	19 175 648	£4.50
	£5.24 – £6.79	26 982 948	8 years	£5.64	12 535 072	£6.01

NV New York shares of €0.51	$25.67 – $33.89	823 766	3 years	$30.72	823 766	$30.72
	$41.16 – $56.13	1 393 944	8 years	$51.41	381 602	$49.44
	$69.19 – $76.69	519 211	7 years	$72.72	427 587	$73.48

PLC shares of 1.4p in the form	$5.56 –$7.73	9 268 712	8 years	$7.08	2 553 148	$6.77
of ADRs (d)	$9.30 – $10.85	3 476 132	7 years	$10.03	2 862 576	$10.18

(d) 1 ADR is equivalent to 4 PLC shares

(iii) The Share Matching Plans
Under these plans managers can invest up to 25% of their gross bonus in Unilever shares. The Company matches this with the same number of shares on condition that all shares are held for the agreed period, and that the manager is still employed by Unilever at the end of this period. The North American managers participate in the North American Share Bonus Plan, the others in the Variable Pay in Shares Plan, both with a five-year retention period. The numbers below include the numbers of the plan for the directors described in the Remuneration Report on page 40.

A summary of the status of the Share Matching Plan as at 31 December 2001, 2000 and 1999 and changes during the years ended on these dates is presented below:

	Number of shares	2001 Weighted average price	Number of shares	2000 Weighted average price	Number of shares	1999 Weighted average price

NV shares of €0.51
Outstanding at 1 January	26 302	€0.00	4 891	€0.00	2 809	€0.00
Granted	51 526	€0.00	21 411	€0.00	2 082	€0.00
Exercised	–	–	–	–	–	–
Forfeited/Expired (a)	(215)	€0.00	–	–	–	–

Outstanding at 31 December	77 613	€0.00	26 302	€0.00	4 891	€0.00

Exercisable at 31 December	–	–	–	–	–	–

PLC shares of 1.4p
Outstanding at 1 January	198 676	£0.00	36 779	£0.00	19 877	£0.00
Granted	373 646	£0.00	161 897	£0.00	16 902	£0.00
Exercised	–	–	–	–	–	–
Forfeited/Expired (a)	(1 619)	£0.00	–	–	–	–

Outstanding at 31 December	570 703	£0.00	198 676	£0.00	36 779	£0.00

Exercisable at 31 December	–	–	–	–	–	–

(a) The number of expired options is immaterial.

Unilever Annual Report & Accounts and Form 20-F 2001

Financial Statements

NOTES TO THE CONSOLIDATED ACCOUNTS	> 85
Unilever Group

28 Equity-based compensation plans continued

	Number of shares	2001 Weighted average price	Number of shares	2000 Weighted average price

NV New York shares of €0.51
Outstanding at 1 January	5 034	$0.00	–	–
Granted	24 221	$0.00	5 034	$0.00
Exercised	–	–	–	–
Forfeited/Expired	–	–	–	–

Outstanding at 31 December	29 255	$0.00	5 034	$0.00

Exercisable at 31 December	–	–	–	–

PLC shares of 1.4p in the form of ADRs (d)
Outstanding at 1 January	37 264	$0.00	–	–
Granted	177 488	$0.00	37 264	$0.00
Exercised	–	–	–	–
Forfeited/Expired	–	–	–	–

Outstanding at 31 December	214 752	$0.00	37 264	$0.00

Exercisable at 31 December	–	–	–	–

(d) 1 ADR is equivalent to 4 PLC shares
		2001	2000	1999

NV option value information (b)
Fair value per option		€61.73	€52.68	€68.15
		$56.54	$49.13	–

PLC option value information (b)
Fair value per option		£5.22	£4.22	£5.94
		$7.70	$6.63	–

Actual compensation costs recognised (€ million)		2	–	–

(b) Weighted average of options granted during each period.

(iv) The TSR – Long-Term Incentive Plan
This plan was introduced in 2001 and grants were made to Board members and some senior executives. The level of award which will vest will vary in accordance with the Total Shareholder Return in comparison with a peer group (see description on page 33). If the ranking is below the median, the award will lapse; the higher the ranking above the median, the higher the award.

A summary of the status of the TSR – Long-Term Incentive Plan as at 31 December 2001 and changes during the year ended on that date is presented below:

	Number of shares	2001 Weighted average price

NV shares of €0.51
Outstanding at 1 January	–	–
Granted	71 564	€0.00
Exercised	–	–
Forfeited/Expired	–	–

Outstanding at 31 December	71 564	€0.00

Exercisable at 31 December	–	–

PLC shares of 1.4p
Outstanding at 1 January	–	–
Granted	533 481	£0.00
Exercised	–	–
Forfeited/Expired	–	–

Outstanding at 31 December	533 481	£0.00

Exercisable at 31 December	–	–

Unilever Annual Report & Accounts and Form 20-F 2001

NOTES TO THE CONSOLIDATED ACCOUNTS	> 86
Unilever Group

28 Equity-based compensation plans continued

2001

NV option value information (b)
Fair value per option (h)	€57.33

PLC option value information (b)
Fair value per option (h)	£5.11

Actual compensation costs recognised (€ million)	2

(b)	Weighted average of options granted during each period.
(h)	Estimated using adapted binomial pricing model based on cross-volatilities of peer group TSR

(v) The Restricted Share Plan
During 2000 and 2001 a number of executives have been awarded the right to receive NV and PLC shares at a specified date in the future between 2001 and 2003, on the condition that they will still be employed by Unilever at that time. No directors participate in this plan.

A summary of the status of the Restricted Share Plan as at 31 December 2001 and 2000 and changes during the years ended on these dates is presented below:

	Number of shares	2001 Weighted average price	Number of shares	2000 Weighted average price

NV shares of €0.51
Outstanding at 1 January	165 046	€0.00	–	–
Granted	256 662	€0.00	165 046	€0.00
Exercised	(40 380)	€0.00	–	–
Forfeited/Expired	–	–	–	–

Outstanding at 31 December	381 328	€0.00	165 046	€0.00

PLC shares of 1.4p
Outstanding at 1 January	1 220 226	£0.00	–	–
Granted	1 894 148	£0.00	1 220 226	£0.00
Exercised	(299 236)	£0.00	–	–
Forfeited/Expired	–	–	–	–

Outstanding at 31 December	2 815 138	£0.00	1 220 226	£0.00

			2001	2000

NV option value information (b)
Fair value per option			€67.40	€53.72

PLC option value information (b)
Fair value per option			£5.73	£4.45

Actual compensation costs recognised (€ million)			6	2

(b)	Weighted average of options granted during each period.

(vi) The North American Performance Share Plan
This long-term incentive plan for North American managers awards Unilever shares if company and personal performance targets are met over a three-year period. It was introduced in 2001 to replace a former long-term incentive plan with cash awards rather than shares.

A summary of the status of the North American Performance Share Plan as at 31 December 2001 and changes during the year ended on that date is presented below:

	Number of shares	2001 Weighted average price

NV New York shares of €0.51
Outstanding at 1 January	–	–
Granted	625 451	$0.00
Exercised	–	–
Forfeited/Expired	–	–

Outstanding at 31 December	625 451	$0.00

Exercisable at 31 December	–	–

Unilever Annual Report & Accounts and Form 20-F 2001

Financial Statements

NOTES TO THE CONSOLIDATED ACCOUNTS	> 87
Unilever Group

28 Equity-based compensation plans continued

	Number of shares	2001 Weighted average price

PLC shares of 1.4p in the form of ADRs (d)
Outstanding at 1 January	–	–
Granted	4 665 064	$0.00
Exercised	–	–
Forfeited/Expired	–	–

Outstanding at 31 December	4 665 064	$0.00

Exercisable at 31 December	–	–

(d) 1 ADR is equivalent to 4 PLC shares.

		2001

NV option value information (b)
Fair value per option		$59.65

PLC option value information (b)
Fair value per option		$8.59

Actual compensation costs recognised (€ million)		32

(b)	Weighted average of options granted during each period.

Employee share option plans: additional information
At 31 December 2001, there were options outstanding to purchase 12 446 685 (2000: 7 528 810) €0.51 ordinary NV shares, and 56 763 080 (2000: 27 733 624) 1.4p ordinary PLC shares in respect of equity-based compensation plans of NV and its subsidiaries and the North American plans, and 2 782 756 (2000:1 608 128) €0.51 ordinary NV shares and 44 038 928 (2000: 41 946 202) 1.4p ordinary PLC shares in respect of equity-based compensation plans of PLC and its subsidiaries.

To satisfy the options granted, certain NV group companies hold 13 679 007 (2000: 9 417 914) certificates or depositary receipts of ordinary shares of NV and 43 038 640 (2000: 27 394 112) of PLC, a forward equity contract at a spot price of £5.59 to buy 10 000 000 (2000: nil) PLC shares in 2006 has been entered into, and trusts in Jersey and the United Kingdom hold 41 531 145 (2000: 40 194 042) PLC shares. The book value of the shares held by the trusts, together with their borrowings, is taken up in the entity accounts of PLC, as required by United Kingdom UITF Abstract 13. The trustees of these trusts have agreed, until further notice, to waive dividends on these shares, save for the nominal sum of 0.01p per 1.4p ordinary share. Shares acquired during 2001 represent 0.8% of the Group’s called-up capital. The balance at year end is 2.6% (2000: 2.0%).

The book value of €1 480 million (2000: €1 028 million) of all shares held in respect of equity-based compensation plans for both NV and PLC is eliminated on consolidation by deduction from other reserves (see note 22 on page 75). Their market value at 31 December 2001 was €1 681 million (2000: €1 259 million).

At 31 December 2001 the exercise price of 11 382 978 (2000: 12 243 522) PLC options and 1 314 187 (2000: 1 354 607) NV options was above the market price of the shares. Shares held to satisfy options are accounted for in accordance with Dutch law. Any difference between the market value of the shares at the grant date and the exercise price of the related options is charged to the profit and loss account over the vesting period. In accordance with Dutch law, all other differences between the purchase price of the shares held to satisfy options granted and the exercise price of those options are charged to other reserves.

Options over the following number of shares were granted, exercised, forfeited or expired between 31 December 2001 and 28 February 2002.

		Granted	Exercised, forfeited or expired

	Shares of 1.4p(i)	Shares of €0.51(i)	Shares of 1.4p(i)	Shares of €0.51(i)

All-Employee Option Plans	–	–	451 257	58 319
Executive Option Plans	–	–	538 733	80 964
Share Matching Plans	499 184	73 122	–	–
TSR Long-Term Incentive Plan	–	–	–	–
Restricted Share Plan	54 000	8 000	894 072	121 875
North American Performance Share Plan	–	–	1 900	260

(i)	When under a North American Plan, in the form of PLC ADR’s and NV New York Shares respectively.

Unilever Annual Report & Accounts and Form 20-F 2001

NOTES TO THE CONSOLIDATED ACCOUNTS	> 88
Unilever Group

29 Summarised accounts of the NV and PLC parts of the Group
The following summarised accounts present the profit and loss account and balance sheet of the Unilever Group, analysed between the NV and PLC parts of the Group according to respective ownership.

Profit and loss account for the year ended 31 December

	€ million NV 2001	€ million NV 2000	€ million NV 1999	€ million PLC 2001	€ million PLC 2000	€ million PLC 1999

Group turnover	35 584	32 398	27 658	15 930	15 184	13 319

Group operating profit	2 938	1 971	2 651	2 236	1 331	1 652

Total income from fixed investments	43	55	38	53	(2)	14
Interest	(1 228)	(442)	(39)	(418)	(190)	25

Profit on ordinary activities before taxation	1 753	1 584	2 650	1 871	1 139	1 691
Taxation	(892)	(882)	(854)	(655)	(521)	(515)

Profit on ordinary activities after taxation	861	702	1 796	1 216	618	1 176
Minority interests	(44)	(27)	(35)	(195)	(188)	(166)

Net profit	817	675	1 761	1 021	430	1 010

Balance sheet as at 31 December
	€ million NV 2001	€ million NV 2000		€ million PLC 2001	€ million PLC 2000

Fixed assets
Goodwill and intangibles	19 012	20 166		6 085	6 301
Other fixed assets	6 600	7 194		3 524	3 802

Current assets
Stocks	3 520	3 550		1 823	1 871
Debtors	7 448	7 398		2 646	2 419
Debtors due within one year	5 418	5 612		1 767	1 642
Debtors due after more than one year	2 030	1 786		879	777
Acquired businesses held for resale	–	1 250		–	416
Cash and current investments	1 124	1 782		1 177	1 491

	12 092	13 980		5 646	6 197

Creditors due within one year	(17 128)	(20 399)		(6 084)	(7 965)
Borrowings	(8 983)	(12 217)		(2 296)	(4 458)
Trade and other creditors	(8 145)	(8 182)		(3 788)	(3 507)

Net current assets	(5 036)	(6 419)		(438)	(1 768)

Total assets less current liabilities	20 576	20 941		9 171	8 335

Creditors due after more than one year	11 894	9 424		3 132	4 661
Borrowings	11 233	8 593		2 988	4 473
Trade and other creditors	661	831		144	188

Provisions for liabilities and charges	5 342	4 962		1 520	1 442
Intra-group – NV/PLC	(1 757)	200		1 757	(200)
Minority interests	41	55		623	563
Capital and reserves	5 056	6 300		2 139	1 869

Total capital employed	20 576	20 941		9 171	8 335

Unilever Annual Report & Accounts and Form 20-F 2001

Financial Statements

FIVE YEAR RECORD	> 89
Unilever Group

The financial data below shows key figures which are derived from the audited consolidated accounts of the Unilever Group for the last five years and is qualified by reference to those accounts and notes. Please refer also to the notes on page 90.

Consolidated profit and loss account (a)

	€ million 2001	€ million 2000	€ million 1999	€ million 1998	€ million 1997

Group turnover	51 514	47 582	40 977	40 437	42 926

Group operating profit	5 174	3 302	4 303	4 410	3 432
Exceptional items in operating profit	(588)	(1 992)	(269)	125	(817)
Amortisation of goodwill and intangibles	(1 387)	(435)	(23)	(8)	–
Group operating profit before exceptional items and amortisation of goodwill and intangibles – continuing businesses (b)	7 149	5 729	4 595	4 293	4 016
Non-operating exceptional items (c)	–	–	–	–	3 629
Other income from fixed investments	96	53	52	37	38
Interest (d)	(1 646)	(632)	(14)	156	(104)

Profit on ordinary activities before taxation	3 624	2 723	4 341	4 603	6 995

Profit on ordinary activities after taxation	2 077	1 320	2 972	3 088	5 096

Net profit	1 838	1 105	2 771	2 944	4 957

Normal dividends on ordinary capital	(1 530)	(1 414)	(1 245)	(1 237)	(1 033)
Special dividends on ordinary capital	–	–	–	(7 430)	–
Preference dividends	(51)	(44)	(20)	(7)	(7)

Profit for the year retained	257	(353)	1 506	(5 730)	3 917

Combined earnings per share (e)
Euros per €0.51 (1997-98: Fl. 1) of ordinary capital	1.82	1.07	2.63	2.63	4.44
Euro cents per 1.4p (1997-98: 1.25p) of ordinary capital	27.27	16.08	39.48	39.47	66.57

Ordinary dividends (f)
NV – euros per €0.51 (1997-98: Fl. 1) of ordinary capital (f)	1.56	1.43	1.27	1.14	1.01
PLC – pence per 1.4p (1997-98: 1.25p) of ordinary capital	14.54	13.07	12.50	10.70	8.42

Special ordinary dividends
NV – euros per Fl. 1 of ordinary capital (f)	–	–	–	6.58	–
PLC – pence per 1.25p of ordinary capital	–	–	–	66.13	–

Consolidated balance sheet (a)
	€ million 2001	€ million 2000	€ million 1999	€ million 1998	€ million 1997

Goodwill and intangible assets	25 097	26 467	643	284	–
Other fixed assets	10 124	10 996	8 963	8 336	9 246
Stocks	5 343	5 421	5 124	4 747	4 709
Debtors	10 094	9 817	7 685	6 738	6 966
Acquired businesses held for resale	–	1 666	–	–	–
Total cash and current investments	2 301	3 273	5 473	10 383	8 863

Total assets	52 959	57 640	27 888	30 488	29 784

Creditors due within one year (g)	(23 212)	(28 364)	(12 134)	(17 976)	(9 839)

Total assets less current liabilities	29 747	29 276	15 754	12 512	19 945

Creditors due after one year	15 026	14 085	2 832	3 042	3 296
Provisions for liabilities and charges	6 862	6 404	4 582	4 314	4 954
Minority interests	664	618	579	408	471
Capital and reserves (g)	7 195	8 169	7 761	4 748	11 224

Total capital employed	29 747	29 276	15 754	12 512	19 945

Unilever Annual Report & Accounts and Form 20-F 2001

FIVE YEAR RECORD	> 90
Unilever Group

Consolidated cash flow statement (a)
	€ million 2001	€ million 2000	€ million 1999	€ million 1998	€ million 1997

Cash flow from operating activities	7 497	6 738	5 654	4 514	5 558
Returns on investments and servicing of finance	(1 805)	(760)	(128)	91	(340)
Taxation	(2 205)	(1 734)	(1 443)	(1 261)	(1 886)
Capital expenditure and financial investment	(1 358)	(1 061)	(1 501)	(1 399)	(1 259)
Acquisitions and disposals	3 477	(27 373)	(362)	338	6 239
Dividends paid on ordinary share capital	(1 420)	(1 365)	(1 266)	(1 073)	(936)
Special dividend	–	–	(6 093)	–	–

Cash flow before management of liquid resources and financing	4 186	(25 555)	(5 139)	1 210	7 376
Management of liquid resources	1 106	2 464	5 675	(2 003)	(6 408)
Financing	(5 098)	22 902	(146)	42	(688)

Increase/(decrease) in cash in the period	194	(189)	390	(751)	280

Key ratios

Return on shareholders’ equity (%) (h)	23.2	12.5	42.3	24.6	49.8
Return on capital employed (%)	8.8	7.7	22.3	16.0	28.5
Group operating margin (%)	10.0	6.9	10.5	10.9	8.0
Net profit margin (%) (i)	3.6	2.3	6.8	7.3	11.6
Net interest cover (times)	3.2	5.3	319.0	–	68.0
Net interest cover based on EBITDA before exceptional items (times)	5	11	412	–	51
Net gearing (adjusted) (%)	71	73	–	–	–
Ratio of earnings to fixed charges (times)	2.7	3.3	8.1	9.7	12.8
Funds from operations after interest and tax before exceptional items over lease adjusted net debt (%)	18	14	251	–	–

Selected financial data on a US GAAP basis
	€ million 2001	€ million 2000	€ million 1999	€ million 1998	€ million 1997

Net profit	1 506	1 266	2 490	2 543	4 801
Capital and reserves	13 553	15 075	15 375	19 292	19 259

Combined earnings per share:
Euros per €0.51 (1997-98: Fl. 1) of ordinary capital	1.49	1.24	2.36	2.27	4.30
Euro cents per 1.4p (1997-98: 1.25p) of ordinary capital	22.30	18.53	35.45	34.09	64.48
Combined earnings per share excluding discontinued operations:
Euros per €0.51 (1997-98: Fl. 1) of ordinary capital	1.49	1.24	2.36	2.27	1.40
Euro cents per 1.4p (1997-98: 1.25p) of ordinary capital	22.30	18.53	35.45	34.09	20.95
Diluted earnings per share:
Euros per €0.51 (1997-98: Fl. 1) of ordinary capital	1.45	1.20	2.30	2.22	4.20
Euro cents per 1.4p (1997-98: 1.25p) of ordinary capital	21.70	18.07	34.57	33.25	62.95
Ratio of earnings to fixed charges (times)	2.5	3.3	7.5	8.4	12.3
Net gearing (%)	62.0	62.8	–	–	–
Net interest cover (times)	3.1	5.1	183.0	–	60.5

Notes

(a)	Amounts previously reported in guilders have been restated and are now reported in euros using the fixed conversion rate of €1.00 = Fl. 2.20371 that became effective on 1 January 1999.
(b)	Continuing businesses means excluding the results of the speciality chemicals businesses which were sold in 1997.
(c)	Non-operating exceptional items in 1997 includes €3 849 million profit on the sale of the speciality chemicals businesses.
(d)	Interest cost in 2000 includes €37 million of exceptional interest (see note 5 on page 63).
(e)	For the basis of the calculations of combined earnings per share see note 7 on page 64.
(f)	In 1999 and prior years, NV dividends were declared and paid in guilders. For comparative purposes, guilder values have been converted into euros in this table using the official rate of €1.00 = Fl. 2.20371. Full details of dividends for the years 1997 to 2001 are given on page 116.
(g)	Figures for 1998 includes the special dividend of €7 267 million assuming all shareholders had taken the cash dividend. Capital and reserves in 1999 reflect the increase of €1 382 million as a result of the issue of the preference shares.
(h)	Return on shareholders’ equity is substantially influenced by the Group’s policy prior to 1998, of writing off purchased goodwill in the year of acquisition as a movement in profit retained. Return on capital employed and net gearing are also influenced but to a lesser extent.
(i)	Net profit margin includes the profit on the sale of the speciality chemicals businesses in 1997.

Unilever Annual Report & Accounts and Form 20-F 2001

Financial Statements

FIVE YEAR RECORD	> 91
Unilever Group

Definitions

Return on shareholders’ equity	Net profit attributable to ordinary shareholders expressed as a percentage of the average capital and reserves attributable to ordinary shareholders during the year.

Return on capital employed	The sum of profit on ordinary activities after taxation plus interest after taxation on borrowings due after more than one year, expressed as a percentage of the average capital employed during the year.

Group operating margin	Group operating profit expressed as a percentage of group turnover.

Total operating margin	Total operating profit expressed as a percentage of total turnover.

Net profit margin	Net profit expressed as a percentage of group turnover.

Net interest cover	Profit on ordinary activities before net interest and taxation divided by net interest.

Net interest cover based on EBITDA	Earnings on ordinary activities before net interest, taxation, depreciation and amortisation and exceptional items divided by net interest.
(before exceptional items)

Net gearing (adjusted)	Net debt (borrowings less cash and current investments) expressed as a percentage of the sum of capital and reserves, minority interests and net debt. In calculating capital and reserves, the book value of shares or certificates held in connection with share option plans is classified as fixed assets, rather than deducted from reserves as required by Dutch law.

Net operating assets	The total of:
> goodwill and intangible assets purchased after 1 January 1998
> tangible fixed assets
> stocks
> debtors
less:
> trade and other creditors (excluding taxation and dividend creditors)
> provisions for liabilities and charges (excluding deferred taxation and deferred purchase consideration).

Ratio of earnings to fixed charges	Earnings consist of net profit (including the profit on the sale of the speciality chemicals businesses) increased by fixed charges and income taxes. Fixed charges consist of interest payable on debt and a portion of lease costs determined to be representative of interest. This ratio takes no account of interest receivable although Unilever’s treasury operations involve both borrowing and depositing funds.

Funds from operations after interest and tax (before exceptional items) over lease adjusted net debt	Profit on ordinary activities before depreciation and amortisation of goodwill and intangibles and exceptional items, and after actual tax paid and other non exceptional non cash items, expressed as a percentage of the lease adjusted net debt. Lease adjusted net debt is calculated by adding to the net debt five times the operational lease costs.

Weighted average cost of capital	The real cost of equity multiplied by the market capitalisation, plus the real after taxation interest cost of debt multiplied by the market value of the net debt, divided by the sum of the market values of debt and equity.

Unilever Annual Report & Accounts and Form 20-F 2001

FIVE YEAR RECORD	> 92
Unilever Group

By geographical area
	€ million 2001	€ million 2000	€ million 1999	€ million 1998	€ million 1997

Group turnover
Europe	20 119	18 967	18 040	18 165	19 663
North America	13 767	11 631	8 838	8 417	8 900
Africa, Middle East and Turkey	3 191	3 296	3 048	3 034	2 871
Asia and Pacific	7 846	8 038	6 723	5 803	6 631
Latin America	6 591	5 650	4 328	5 018	4 861

	51 514	47 582	40 977	40 437	42 926

Group operating profit
Europe	2 689	1 697	2 131	2 254	1 742
North America	1 092	165	847	942	505
Africa, Middle East and Turkey	203	321	302	268	217
Asia and Pacific	862	776	642	457	557
Latin America	328	343	381	489	411

	5 174	3 302	4 303	4 410	3 432

Net operating assets
Europe	11 295	12 174	3 215	3 025	2 817
North America	12 172	11 891	1 996	1 738	1 676
Africa, Middle East and Turkey	1 082	1 075	1 034	936	1 034
Asia and Pacific	1 525	1 487	1 499	1 282	1 431
Latin America	6 256	7 526	1 520	1 370	1 361

	32 330	34 153	9 264	8 351	8 319

By operation (a)
	€ million 2001	€ million 2000	€ million 1999	€ million 1998	€ million 1997

Group turnover
Foods	28 155	23 898	20 339	20 919	21 332
Home & Personal Care	22 739	22 825	19 781	18 783	18 674
Other Operations	620	859	857	735	1 106
Speciality Chemicals					1 814

	51 514	47 582	40 977	40 437	42 926

Group operating profit
Foods	2 303	1 735	1 788	1 801	1 242
Home & Personal Care	2 823	1 536	2 361	2 093	1 849
Other Operations	48	31	154	516	108
Speciality Chemicals					233

	5 174	3 302	4 303	4 410	3 432

Net operating assets
Foods	29 093	30 418	5 315	4 891	4 894
Home & Personal Care	2 852	3 565	3 792	3 294	3 233
Other Operations	385	170	157	166	192
Speciality Chemicals					–

	32 330	34 153	9 264	8 351	8 319

Capital expenditure
Foods	810	704	690	775	732
Home & Personal Care	678	619	577	510	507
Other Operations	25	33	37	44	32
Speciality Chemicals					119

	1 513	1 356	1 304	1 329	1 390

(a)	The principal speciality chemicals businesses were sold in July 1997. Continuing businesses previously reported as Speciality Chemicals have been reallocated to other segments.

Unilever Annual Report & Accounts and Form 20-F 2001

Financial Statements

FIVE YEAR RECORD	> 93
Unilever Group

Exchange rates and European Economic and Monetary Union
Before 1 January 1999, the guilder was a part of the European Monetary System (‘EMS’) exchange rate mechanism known as the Exchange Rate Mechanism (‘ERM’). Within the ERM, exchange rates fluctuated within permitted margins, fixed by central bank intervention. Under the provisions of the Treaty on European Union negotiated at Maastricht in 1991 and signed by the then 12 member states of the European Union in early 1992, the European Monetary Union (‘EMU’) superseded the EMS on 1 January 1999 and the euro was introduced as the single European currency. Since this date, the euro has been the lawful currency of the EMU states. The following 11 member states participate in the EMU and adopted the euro as their national currency with effect from 1 January 1999: Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain. Greece adopted the euro as the national currency with effect from 1 January 2001. The legal rate of conversion between the euro and the guilder was announced on 31 December 1998 at €1.00 = Fl. 2.20371. On 1 January 1999 the exchange rate for euro to pound sterling was €1.00 = £0.706.

The information in the following table is based on exchange rates between US dollars and guilders, euros and US dollars, sterling and guilders, and euros and sterling. These translation rates were used in preparation of the accounts.

	2001	2000	1999	1998	1997

Year end
$1 = Fl.				1.88	2.03
€1 = $	0.885	0.930	1.005
£1 = Fl.				3.12	3.34
€1 = £	0.611	0.624	0.621

Annual average
$1 = Fl.				1.98	1.94
€ 1 = $	0.895	0.921	1.065
£1 = Fl.				3.29	3.18
€1 = £	0.622	0.609	0.659

Noon Buying Rates in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York were as follows:

	2001	2000	1999	1998	1997

Year end
$1 = Fl.				1.88	2.03
€1 = $	0.890	0.939	1.007

Annual average
$1 = Fl.				1.97	1.95
€1 = $	0.895	0.923	1.065

High
$1 = Fl.				2.09	2.12
€1 = $	0.954	1.034	1.181

Low
$1 = Fl.				1.81	1.73
€1 = $	0.837	0.827	1.001

High and low exchange rate values for each of the last six months:

	September 2001	October 2001	November 2001	December 2001	January 2002	February 2002

High:
€1 = $	0.933	0.924	0.912	0.908	0.903	0.877

Low:
€1 = $	0.891	0.893	0.880	0.882	0.859	0.862

Unilever Annual Report & Accounts and Form 20-F 2001

ADDITIONAL INFORMATION FOR US INVESTORS	> 94
Unilever Group

Unilever's consolidated accounts are prepared in accordance with accounting principles which differ in some respects from those applicable in the United States. The following is a summary of the effect on the Group’s net profit, combined earnings per share and capital and reserves of the application of United States generally accepted accounting principles (US GAAP).

	€ million 2001	€ million 2000	€ million 1999

Net profit as reported in the consolidated profit and loss account	1 838	1 105	2 771

Attributable to: NV	817	675	1 761
PLC	1 021	430	1 010
US GAAP adjustments:
Currency retranslation written back due to Elizabeth Arden disposal	–	115	–
Goodwill	(124)	76	(213)
Identifiable intangibles	(118)	(128)	(112)
Restructuring costs	(18)	76	45
Interest	(55)	(68)	(9)
Derivative financial instruments	(119)	–	–
Pensions and similar liabilities	–	95	(13)
Taxation effect of above adjustments	108	(5)	21

Net increase/(decrease)	(326)	161	(281)

Net income under US GAAP before cumulative effect of change
in accounting principle for derivative financial instruments	1 512	1 266	2 490
Cumulative effect of change in accounting principle for derivative financial
instruments, net of tax benefit of €3 million.	(6)	–	–

Net income under US GAAP	1 506	1 266	2 490
Attributable to: NV	540	832	1 576
PLC	966	434	914

Combined net income per share under US GAAP before cumulative effect of change in accounting principle
Euros per €0.51 of ordinary capital	1.49	1.24	2.36
Euro cents per 1.4p of ordinary capital	22.30	18.53	35.45
Combined diluted net income per share under US GAAP before
cumulative effect of change in accounting principle
Euros per €0.51 of ordinary capital	1.45	1.20	2.30
Euro cents per 1.4p of ordinary capital	21.70	18.07	34.57
Cumulative effect of change in accounting principle –
combined net income per share
Euros per €0.51 of ordinary capital	0.01	–	–
Euro cents per 1.4p of ordinary capital	0.09	–	–
Cumulative effect of change in accounting principle –
diluted combined net income per share
Euros per €0.51 of ordinary capital	0.01	–	–
Euro cents per 1.4p of ordinary capital	0.09	–	–

Unilever Annual Report & Accounts and Form 20-F 2001

Financial Statements

ADDITIONAL INFORMATION FOR US INVESTORS	> 95
Unilever Group

	€ million 2001	€ million 2000

Capital and reserves as reported in the consolidated balance sheet	7 195	8 169
Attributable to: NV	5 056	6 300
PLC	2 139	1 869
US GAAP adjustments:
Goodwill	2 303	2 926
Identifiable intangibles	3 009	3 067
Restructuring costs	166	185
Interest	432	487
Other comprehensive income effect of derivative financial instruments transition adjustment	(101)	–
Derivative financial instruments	(128)	–
Pensions and similar liabilities	538	437
Dividends	1 059	937
Taxation effect of above adjustments	(920)	(1 133)

Net increase	6 358	6 906

Capital and reserves under US GAAP	13 553	15 075
Attributable to: NV	9 340	11 086
PLC	4 213	3 989

The aggregate amounts included in the consolidated Unilever Group capital and reserves (Unilever accounting principles) in respect of cumulative currency translation adjustments are as follows:

	€ million 2001	€ million 2000	€ million 1999

Balance 1 January	(3 663)	(3 411)	(3 761)
Arising during the year	(1 069)	(252)	350

Balance 31 December	(4 732)	(3 663)	(3 411)

The aggregate amounts of foreign currency transaction gains and (losses) charged in the consolidated profit and loss account are:	(30)	8	(2)

The consolidated accounts of the Unilever Group have been prepared in accordance with accounting principles which differ in certain respects from those generally accepted in the United States (US GAAP).

The principal differences are set out below.

Goodwill and other intangibles
Prior to 1 January 1998 Unilever wrote off goodwill and all other intangible assets arising on the acquisition of new interests in group companies and joint ventures directly to profit retained in the year of acquisition. Under US GAAP goodwill and identifiable intangibles, principally trade marks, are capitalised and amortised over their estimated useful lives.

There is no difference between the accounting policy applied to goodwill and intangible assets purchased after 1 January 1998 and US GAAP as applicable up to the end of 2001.

Profit or loss on disposal of businesses
Unilever calculates profit or loss on sale of businesses after writing back any goodwill previously charged directly to reserves. Under US GAAP the profit or loss on disposal of the businesses is stated net of the relevant unamortised goodwill included on the balance sheet and the cumulative currency retranslation differences recognised through the statement of total recognised gains and losses.

Restructuring costs
Under Unilever’s accounting policy certain restructuring costs relating to employee terminations are recognised when a restructuring plan has been announced. Under US GAAP, additional criteria must be met before such charges are recognised.

Interest
Unilever treats all interest costs as a charge to the profit and loss account in the current period. Under US GAAP interest incurred during the construction periods of tangible fixed assets is capitalised and depreciated over the life of the assets.

Derivative financial instruments
Transition adjustment
Unilever has applied the provisions of SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’ in this divergence statement as from 1 January 2001. In accordance with the transition provisions of SFAS 133, an adjustment of €6 million (net of tax of €3 million) was recorded as the cumulative effect of a change in accounting principle to recognise the fair value of all the Group’s derivative financial instruments and hedge items under US GAAP. In addition, Unilever has recorded a one-time unrealised loss of €85 million (net of tax of €37 million) to consolidated other comprehensive income under US GAAP. During the year ended 31 December 2001, a reclassification from other comprehensive income to net income of €21 million was recorded as a result of the underlying hedged transactions which impacted earnings.

Hedging policy
Unilever’s accounting policies in respect of derivative financial instruments are described in the accounting information and policies on page 53. Unilever has not designated any of its derivative instruments as qualifying hedge instruments under SFAS 133 and, accordingly, this divergence statement assumes that derivative financial instruments are valued at fair value and that changes in their value are reflected in earnings.

Unilever Annual Report & Accounts and Form 20-F 2001

ADDITIONAL INFORMATION FOR US INVESTORS	> 96
Unilever Group

Pensions
Under Unilever’s accounting policy the expected costs of providing retirement pensions are charged to the profit and loss account over the periods benefiting from the employees’ services. Variations from expected cost are similarly spread. Under US GAAP, pension costs and liabilities are calculated in accordance with Statement of Financial Accounting Standards No. 87 (SFAS 87), which requires the use of a prescribed actuarial method and a prescribed set of measurement principles.

Investments
Unilever accounts for current investments, which are liquid funds temporarily invested, at their market value.

Unilever accounts for changes in the market value of current investments as interest receivable in the profit and loss account for the year. Under US GAAP, such current asset investments are classified as ‘available for sale securities’ and changes in market rates, which represent unrealised gains or losses, are excluded from earnings and taken to stockholders’ equity. Unrealised gains and losses arising from changes in the market values of securities available for sale are not material.

Unilever accounts for fixed investments other than in joint ventures at cost less any amounts written off to reflect a permanent diminution in value. Under US GAAP such investments are held at fair value. The difference is not material.

Dividends
The proposed final ordinary dividends are provided for in the Unilever accounts in the financial year to which they relate. Under US GAAP such dividends are not provided for until they become irrevocable.

Cash flow statement
Under US GAAP various items would be reclassified within the consolidated cash flow statement. In particular, interest received, interest paid and taxation would be part of net cash flow from operating activities, and dividends paid would be included within net cash flow from financing. In addition, under US GAAP cash and cash equivalents comprise cash balances and current investments with an original maturity at the date of investment of less than three months. Under Unilever’s presentation, cash includes only cash in hand or available on demand less bank overdrafts.

Movements in those current investments which are included under the heading of cash and cash equivalents under US GAAP form part of the movement entitled ‘Management of liquid resources’ in the cash flow statements. At the end of 2001 the balance of such investments was €9 million (2000: €58 million, 1999: €28 million).

Recently issued accounting pronouncements
United States SAB 101 ‘Revenue Recognition in Financial Statements’ is effective for the fourth quarter of fiscal year 2000. The SAB provides a summary of certain of the SEC staff’s views in applying generally accepted accounting principles in the United States to revenue recognition in financial statements. SAB 101 does not have a material effect on Unilever’s financial position or results of operations.

United States EITF 00-10 ‘Accounting for Shipping and Handling Fees and Costs’ issued 21 November 2000 provides guidance on accounting classification for shipping and handling revenues and costs. The application of EITF 00-10 would not have a material effect on Unilever’s financial position or results of operations.

United States EITF 01-09 ‘Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products’ issued early in 2002 codifies and reconciles the consensus on certain interpretative issues, primarily United States EITF 00-14, 00-22 and 00-25 which address the recognition, measurement and profit and loss account classification of certain sales incentives. The required implementation date of this pronouncement would be 1 January 2002 except for certain provisions which would have been effective as of 1 April 2001. Unilever has assessed the impact of this new standard. It would have an impact on turnover but would have no material effect on Unilever’s net results.

United States EITF 00-16 ‘Recognition and Measurement of Employer Payroll Taxes on Employee Stock-Based Compensation’ issued 12 October 2000 requires that payroll taxes incurred in connection with stock-based compensation be recognised as an expense upon exercise. Unilever recognises these payroll taxes, which are not material, over the life of the share option in accordance with UK accounting standards.

In June 2001, the FASB issued SFAS 141, ‘Business Combinations’. SFAS 141 applies to all business combinations initiated after 30 June 2001. This Statement eliminates the pooling-of-interests method of accounting and further clarifies the criteria for recognition of intangible assets separately from goodwill.

In June 2001, the FASB also issued SFAS 142 ‘Goodwill and Other Intangible Assets’. SFAS 142 eliminates the amortisation of goodwill and certain intangible assets and initiates an annual review for impairment, as measured under US GAAP. The amortisation provisions apply to goodwill and other intangible assets acquired after 30 June 2001. Goodwill and other intangible assets acquired prior to 30 June 2001 will be affected upon adoption. Because of the extensive effort needed to comply with adopting SFAS 141 and SFAS 142, it is not practicable to estimate reasonably the impact these Statements would have on the Unilever’s financial statements at the date of this report.

In August 2001, FASB issued SFAS 143, ‘Accounting for Asset Retirement Obligations’. This statement is effective for fiscal years beginning after 15 June 2002 and requires that obligations associated with the retirement of a tangible long-lived asset to be recorded as a liability when those obligations are incurred, with the amount of the liability initially measured at fair value. Upon initially recognising a liability for an asset retirement obligation, an entity must capitalise the cost by recognising an increase in the carrying amount of the related long-lived asset. FASB 143 would not have a material impact on Unilever’s financial position or results of operations.

In October 2001, the FASB issued SFAS 144, ‘Accounting for the Impairment or Disposal of Long-Lived Assets’. SFAS 144 provides guidance on the accounting for the impairment or disposal of long-lived assets. SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. This eliminates the requirement that discontinued operations be measured at net realisable value or that entities be included under ‘discontinued operations’ in the financial statements amounts for operating losses that have not yet occurred. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (a) can be distinguished from the rest of the entity and (b) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS 144 is effective for financial statements issued for fiscal years beginning after 15 December 2001 and, generally, its provisions are to be applied prospectively. Unilever is currently assessing the impact of this new standard, but it would not have a material effect on Unilever’s financial position or results of operations.

Documents on display in the United States
Unilever files reports and information with the United States Securities and Exchange Commission (SEC), and such reports and information can be inspected and copied at the SEC’s public reference facilities in Washington DC, Chicago and New York.

Unilever Annual Report & Accounts and Form 20-F 2001

Financial Statements

PRINCIPAL GROUP COMPANIES AND	> 97
FIXED INVESTMENTS

As at 31 December 2001
Unilever Group

The companies listed below and on pages 98 to 100 are those which in the opinion of the directors, principally affect the amount of profit and assets shown in the Unilever Group accounts. The directors consider that those companies not listed are not significant in relation to Unilever as a whole.

Full information as required by Articles 379 and 414 of Book 2, Civil Code, in the Netherlands has been filed by Unilever N.V. with the Commercial Registry in Rotterdam.

Particulars of PLC group companies and other significant holdings as required by the United Kingdom Companies Act 1985 will be annexed to the next Annual Return of Unilever PLC.

The main activities of the companies listed below are indicated according to the following key:

Holding companies	H
Foods	F
Home & Personal Care	P
Other Operations	O

Unless otherwise indicated, the companies are incorporated and principally operate in the countries under which they are shown.

The letters NV or PLC after the name of each country indicate whether in the country concerned the shares in the companies listed are held directly or indirectly by NV and/or by PLC. However, shares in companies which were acquired with the acquisition of Bestfoods in October 2000 are mainly held by Unilever United States, Inc. As a result they are ultimately jointly owned by NV and PLC in the ratio 75:25.

The percentage of equity capital directly or indirectly held by NV or PLC is shown in the margin, except where it is 100%. All percentages are rounded down to the nearest whole number.

Principal group companies

%	Europe

Austria – NV
	C.H. Knorr Nahrungsmittelfabrik Ges.m.b.H.	F
	Österreichische Unilever Ges.m.b.H.	FP

Belgium – NV
99	Bestfoods Belgium N.V./S.A.	F
	Unilever Belgium S.A./N.V.	FPO

Czech Republic – NV
	Unilever CR s.r.o.	FP

Denmark – NV
	Unilever Bestfoods A/S	F
	Unilever Danmark A/S	FP

Finland – NV
	Suomen Unilever Oy	FP

France – NV
99	Amora Maille Societé Industrielle S.A.	F
99	Bestfoods France Societé Industrielle S.A.	F
99	Boursin S.A.	F
99	Cogesal-Miko S.A.	F
99	Frigedoc S.A.	F
99	Lever Fabergé France S.A.	P
99	Unilever Bestfoods France S.A.	F
99	Unilever France S.A.	H

%	Europe continued

Germany – NV
	Bestfoods Deutschland GmbH & Co. OHG	F
	Langnese-Iglo GmbH	F
	Lever Fabergé Deutschland GmbH	P
	Unilever Bestfoods Deutschland GmbH	F
	Unilever Beteiligungs GmbH	H

Greece – NV
67	‘Elais’ Oleaginous Products A.E.	F
	Unilever Hellas A.E.B.E.	FP

Hungary – NV
	Unilever Magyarország Kft	FP

Ireland – PLC
	Lever Fabergé Ireland Ltd.	P
	Unilever Bestfoods (Ireland) Limited.	F

Italy – NV
	Bestfoods Italia SpA	F
	Lever Fabergé Italia SpA	P
	Van den Bergh Italia SpA	F
	Sagit SpA	F
	Unilever Italia SpA	H

The Netherlands – NV
	DiverseyLever B.V.	P
	DiverseyLever International B.V.	P
	IgloMora Groep B.V.	F
	Lever Fabergé Nederland B.V.	P
	Loders Croklaan B.V.	F
	Unilever Bestfoods Nederland B.V.	F
	Unilever N.V. (1)	H
	Unilever Nederland B.V.	H

Norway
	Bestfoods Nordic A/S	F

Poland – NV
99	Bestfoods Polska Sp. zo.o	F
	Unilever Polska S.A.	FP

Portugal – NV
74	IgloOlá-Distribuição de Gelados e de Ultracongelados, Lda.	F
60	LeverElida-Distribuição de Produtos de Limpeza e
	Higiene Pessoal, Lda.	P
	Unilever Bestfoods Portugal Produtos Alimentares S.A.	F

Romania – NV
99	Unilever Romania	P

Russia – NV
	Unilever SNG	FP

Slovakia – NV
	Unilever Slovensko spol. sr. o.	FP

Spain – NV
	Bestfoods España S.A.	F
	Unilever España S.A.	HP
	Unilever Foods España S.A.	F

(1) See ‘Basis of consolidation’ on page 51.

Unilever Annual Report & Accounts and Form 20-F 2001

PRINCIPAL GROUP COMPANIES AND	> 98
FIXED INVESTMENTS

As at 31 December 2001
Unilever Group

Principal group companies continued
%	Europe continued

Sweden – NV
	GB Glace AB	F
	Lever Fabergé AB	P
	Van den Bergh Foods AB	F

Switzerland – NV
	Bestfoods Knorr Holding GmbH	F
	DiverseyLever AG	P
	Knorr Nährmittel AG	F
	Lever Fabergé AG	P
	Meina Holding AG	H
51	Pierrot-Lusso AG	F
	Sunlight AG	O
	Unilever Bestfoods Schweiz AG	F
	Unilever Cosmetics International S.A.	P
	Unilever (Schweiz) AG	O

United Kingdom – PLC
	Bestfoods UK Ltd.	F
	Birds Eye Wall’s Ltd.	F
	DiverseyLever Limited.	P
	Lever Fabergé Ltd.	P
	Lipton Ltd.	F
	Unilever Cosmetics International (UK) Ltd.	P
	Unilever PLC (1)	H
	Unilever U.K. Central Resources Ltd.	O
	Unilever U.K. Holdings Ltd.	H
	Van den Bergh Foods Ltd.	F

%	North America

Canada – PLC
	Bestfoods Canada Inc.	F
	Bestfoods Holdings Inc., Canada	H
	UL Canada Inc.	FP
	Unilever Canada Limited	H

United States of America – NV (75%); PLC (25%)
	Ben & Jerry’s Homemade Inc.	F
	Bestfoods-Caribbean, Inc.	F
	Bestfoods Europe (Group) Ltd.	F
	Diversey Lever, Inc.	P
	Good Humor-Breyers Ice Cream (2)	F
	Henri’s Food Products Co., Inc.	F
	Slim•Fast Foods Company	F
	Unilever Bestfoods(2)	F
	Unilever Capital Corporation	O
	Unilever Cosmetics International (2)	P
	Unilever Home & Personal Care USA (2)	P
	Unilever United States, Inc.	H

(1) See ‘Basis of consolidation’ on page 51.
(2) A division of Conopco, Inc., a subsidiary of Unilever United States, Inc.

%	Africa, Middle East and Turkey

Côte d’Ivoire – PLC
90	Unilever Côte d’Ivoire	FPO

Democratic Republic of Congo – NV
	Compagnie des Margarines, Savons et Cosmétiques au Zaire s.a.r.l.	FP
76	Plantations Lever au Zaire s.a.r.l.	O

Dubai – PLC
	Unilever Gulf Free Zone Establishment	O

Egypt – PLC
60	Fine Foods Egypt SAE	F
60	Lever Egypt SAE	P

Ghana – PLC
67	Unilever Ghana Ltd.	FPO

Israel – PLC
51	Glidat Strauss Ltd.	F
	Lever Israel Ltd.	P

Kenya – PLC
88	Brooke Bond Kenya Ltd.	O
	Unilever Kenya Ltd.	FP

Malawi – PLC
	Lever Brothers (Malawi) Ltd.	FP

Morocco – NV
	Lever Maroc S.A.	P

Nigeria – PLC
50	Unilever Nigeria	FP

Saudi Arabia – PLC
49	Binzagr Lever Ltd.	P
49	Lever Arabia Ltd.	P

South Africa – PLC
	Unilever South Africa (Pty.) Ltd.	FP

Tanzania – PLC
	Brooke Bond Tanzania Ltd.	O

Tunisia – NV
	Société de Produits Chimiques et Détergents	P

Turkey – NV
85	Lever Elida Temizlik ve Kis,isel Bakim Ürünleri
	Sanayi ve Ticaret A.S.	P
	Unilever Sanayi ve Ticaret Türk A.S.	F
	Unilever Tüketim Ürünleri Satis, Pazarlama ve Ticaret A.S.	FP

Uganda – PLC
	Unilever Uganda Ltd.	FP

Zambia – PLC
	Lever Brothers Zambia Limited	FP

Zimbabwe – PLC
	Lever Brothers (Private) Ltd.	FP

Unilever Annual Report & Accounts and Form 20-F 2001

Financial Statements

PRINCIPAL GROUP COMPANIES AND	> 99
FIXED INVESTMENTS

As at 31 December 2001
Unilever Group

Principal group companies continued

%	Asia and Pacific

Australia – PLC
	Unilever Australia Ltd.	FP

Bangladesh – PLC
61	Lever Brothers Bangladesh Ltd.	FP

China – NV
	Bestfoods Guangzhou Ltd.	F
	Unilever (China) Ltd.	H
77	Unilever Company Ltd.	P
	Unilever Foods (China) Company Ltd.	F
	Unilever Services (Shanghai) Company Limited.	P
	Wall’s (China) Company Ltd.	F

China S.A.R. – NV
	Unilever Hong Kong Ltd.	FP

India – PLC
50	Hindlever Chemicals Ltd.	O
51	Hindustan Lever Ltd. (NV 2%)	FPO
89	Rossell Industries Ltd.	O

Indonesia – NV
	P.T. Knorr Indonesia	F
85	P.T. Unilever Indonesia	FP

Japan – NV
	Nippon Lever KK	FP

Malaysia – PLC
	Pamol Plantations Sdn. Bhd.	O
70	Unilever (Malaysia) Holdings Sdn. Bhd.	FP

New Zealand – PLC
	Unilever New Zealand Ltd.	FP

Pakistan – PLC
67	Lever Brothers Pakistan Ltd.	FP

Philippines – NV
	Unilever Philippines (PRC) Inc.	FP

Singapore – PLC
	Unilever Singapore Private Ltd.	FP

South Korea – NV
	Unilever Korea Chusik Hoesa	P

Sri Lanka – PLC
	Unilever Ceylon Ltd.	FPO

Taiwan – NV
	Unilever Taiwan Ltd.	P

Thailand – NV
	Unilever Thai Holdings Ltd.	FP

Vietnam – NV
55	Elida P/S	P
66	Lever Vietnam	P
	Unilever Bestfoods Vietnam	F

%	Latin America

Argentina – NV
	Refinerias de Maiz S.A.I.C.F.	F
	Unilever de Argentina S.A.	FP

Bolivia – NV
	Quimbol Lever S.A.	FP

Brazil – NV
	Mavibel Brasil Ltda.	H
	Unilever Brasil Ltda.	FP
	Unilever Bestfoods Brasil Ltda.	F

Chile – NV
	Industrias de Maiz y Alimentos S.A.	F

Colombia – NV
	DISA S.A.	F
	Unilever Andina (Colombia) S.A.	FP
60	Varela S.A.	P

Costa Rica – NV
	Productos Agroindustriales del Caribe S.A.	F

Dominican Republic – NV
	Unilever Dominicana S.A.	P

Ecuador – NV
	Unilever Andina – Jaboneria Nacional S.A.	FP

El Salvador – NV
	Industrias Unisola S.A.	FP

Guatemala – NV
	Productos de Maiz y Alimentos, S.A.	F

Honduras – NV
	Lever de Honduras S.A.	FP

Mexico – NV
	Circulo Esmeralda S.A. de C.V.	F
	Corporativo Unilever de Mexico S.A. de C.V.	H
	Unilever de Mexico S.A. de C.V.	FP

Netherlands Antilles – NV
	Unilever Becumij N.V.	O

Nicaragua – NV
	Lever de el Nicaragua S.A.	FP

Panama – NV
	Unilever de Centroamerica S.A.	FP

Paraguay – NV
	Unilever de Paraguay S.A.	FP

Peru – NV
72	Industrias Pacocha S.A.	FP

Trinidad & Tobago – PLC
50	Lever Brothers West Indies Ltd.	FP

Uruguay – NV
	Sudy Lever S.A.	FP

Venezuela – NV
	Aliven S.A.	F
	Unilever Andina S.A.	FP

Unilever Annual Report & Accounts and Form 20-F 2001

PRINCIPAL GROUP COMPANIES AND	> 100
FIXED INVESTMENTS

As at 31 December 2001
Unilever Group

Principal fixed investments Joint ventures

%	Europe

Portugal – NV
40	FIMA/VG-Distribuição de Produtos Alimentares, Lda.	F

%	North America

United States of America – NV (75%); PLC (25%)
50	The Pepsi/Lipton Partnership	F

%	Africa, Middle East and Turkey

Israel
50	Israel Edible Products Ltd.	F

Kenya
50	CPC Kenya Ltd.	F

Morocco
50	Knorr Bestfoods Morocco	F

South Africa
50	Robertsons Foodservice (Pty.) Ltd.	F

%	Asia and Pacific

China S.A.R.
50	CPC/AJI (Hong Kong) Ltd.	F

Malaysia
50	CPC/AJI (Malaysia) Sdn. Bhd.	F

Philippines
50	California Manufacturing Company Inc.	F

Singapore
50	CPC/AJI (Singapore) Pte Ltd.	F

Taiwan
50	CPC/AJI (Taiwan) Ltd.	F

Thailand
50	CPC/AJI (Thailand) Ltd.	F

Unilever Annual Report & Accounts and Form 20-F 2001

Financial Statements

COMPANY ACCOUNTS	> 101
Unilever N.V.

Balance sheet as at 31 December
	€ million 2001	€ million 2000

Fixed assets
Fixed investments	7 328	7 092
Current assets
Debtors	19 374	13 266
Cash at bank and in hand	361	900

Total current assets	19 735	14 166
Creditors due within one year	(16 339)	(14 068)
Net current assets	3 396	98

Total assets less current liabilities	10 724	7 190

Creditors due after more than one year	5 883	3 344
Provisions for liabilities and charges	296	160
Capital and reserves	4 545	3 686
Called up share capital:
Preferential share capital 20	130	130
Ordinary share capital 20	291	291

	421	421
Share premium account	1 399	1 399
Profit retained and other reserves	2 725	1 866

Total capital employed	10 724	7 190

Profit and loss account for the year ended 31 December	€ million 2001	€ million 2000

Income from fixed investments after taxation	2 202	706
Other income and expenses	(146)	350

Profit for the year	2 056	1 056

Pages 51 to 88 and 97 to 102 contain the notes to the NV company accounts. For the information required by Article 392 of Book 2, Civil Code, refer to pages 50 and 103.

In accordance with Article 402 of Book 2, Civil Code, the accounts of NV have been included in the consolidated accounts. The profit and loss account mentions only income from fixed investments after taxation as a separate item. The balance sheet includes the proposed profit appropriation.

The Board of Directors
6 March 2002

Unilever Annual Report & Accounts and Form 20-F 2001

NOTES TO THE COMPANY ACCOUNTS	> 102
Unilever N.V.

Fixed investments
	€ million 2001	€ million 2000

Shares in group companies	7 201	7 033
Book value of PLC shares held in connection with share options	264	169
Less NV shares held by group companies	(153)	(126)
Other unlisted investments	16	16

	7 328	7 092

Movements during the year:
1 January	7 092
Book value of PLC shares held in connection with share options	95
Less NV shares held by group companies	(27)
Additions	315
Decrease	(147)

31 December	7 328

Shares in group companies are stated at cost in accordance with international accounting practice in various countries, in particular the United Kingdom.

Debtors
	€ million 2001	€ million 2000

Loans to group companies	16 607	10 363
Other amounts owed by group companies	2 570	2 790
Amounts owed by undertakings in which the company has a participating interest	1	1
Other	196	112

	19 374	13 266

Of which due after more than one year	9	13

Cash at bank and in hand
	€ million 2001	€ million 2000

This includes amounts for which repayment notice is required of:	61	489

Creditors	€ million 2001	€ million 2000

Due within one year:
Bank loans and overdrafts	39	10
Bonds and other loans	5 898	4 499
Loans from group companies	638	3 571
Other amounts owed to group companies	8 805	5 088
Taxation and social security	79	126
Accruals and deferred income	264	223
Dividends	601	544
Other	15	7

	16 339	14 068

Due after more than one year:
Bonds and other loans	5 883	3 336
Other creditors	–	8

	5 883	3 344

Provisions for liabilities and charges
	€ million 2001	€ million 2000

Pension provisions	124	124
Deferred taxation and other provisions	172	36

	296	160

Of which due within one year	68	16

Ordinary share capital
Shares numbered 1 to 2 400 are held by a subsidiary of NV and a subsidiary of PLC. Additionally, 13 679 007 €0.51 ordinary shares are held by NV and other group companies. Full details are given in note 28 on pages 79 to 87.

Share premium account
 The share premium shown in the balance sheet is not available for the issue of bonus shares or for repayment without incurring withholding tax payable by the company. This is despite the change in the Dutch tax law, as a result of which dividends received from 2001 onwards by individual shareholders who are Dutch residents are no longer taxed. For an amount of €1 382 million the premium is for Dutch tax purposes considered ‘profit retained’.

Profit retained and other reserves
	€ million 2001	€ million 2000

Profit retained 31 December	3 508	2 375
Cost of NV shares purchased and held by NV and by group companies	(783)	(509)

Balance 31 December	2 725	1 866

Profit retained shown in the company accounts and the notes thereto is less than the amount shown in the consolidated balance sheet, mainly because only part of the profits of group companies has been distributed in the form of dividends.

Contingent liabilities
These are not expected to give rise to any material loss and include guarantees given for group and other companies, under which amounts outstanding at 31 December were:

	€ million 2001	€ million 2000

Group companies	11 033	15 161
Other	–	–

	11 033	15 161

Of the above, guaranteed also by PLC	6 247	12 141

Unilever Annual Report & Accounts and Form 20-F 2001

Financial Statements

FURTHER STATUTORY INFORMATION	> 103
Unilever N.V.

The rules for profit appropriation in the Articles of Association (summary of Article 41)
The profit for the year is applied firstly to the reserves required by law or by the Equalisation Agreement, secondly to cover losses of previous years, if any, and thirdly to the reserves deemed necessary by the Board of Directors. Dividends due to the holders of the Cumulative Preference Shares, including any arrears in such dividends, are then paid; if the profit is insufficient for this purpose, the amount available is distributed to them in proportion to the dividend percentages of their shares. Any profit remaining thereafter is at the disposal of the General Meeting. Distributions from this remaining profit are made to the holders of the ordinary shares pro rata to the nominal amounts of their holdings. The General Meeting can only decide to make distributions from reserves on the basis of a proposal by the Board and in compliance with the law and the Equalisation Agreement.

	€ million 2001	€ million 2000

Proposed profit appropriation
Profit for the year	2 056	1 056
Preference dividends	(51)	(44)

Profit at disposal of the Annual General Meeting of shareholders	2 005	1 012
Ordinary dividends	(872)	(807)

Profit for the year retained	1 133	205
Profit retained – 1 January	2 375	2 170

Profit retained – 31 December	3 508	2 375

Special controlling rights under the Articles of Association
See note 20 on page 74.

Auditors
A resolution will be proposed at the Annual General Meeting on 8 May 2002 for the reappointment of PricewaterhouseCoopers N.V. as auditors of NV. The present appointment will end at the conclusion of the Annual General Meeting.

J A A van der Bijl
S G Williams
Joint Secretaries of Unilever N.V.
6 March 2002

Corporate Centre
Unilever N.V.
Weena 455
PO Box 760
3000 DK Rotterdam

Unilever Annual Report & Accounts and Form 20-F 2001

COMPANY ACCOUNTS	> 104
Unilever PLC

Balance sheet as at 31 December

	£ million 2001	£ million 2000

Fixed assets
Fixed investments	2 433	2 442

Current assets
Debtors due within one year	2 007	1 938
Cash and current investments	138	387

Total current assets	2 145	2 325
Creditors due within one year	(2 721)	(1 973)

Net current assets/(liabilities)	(576)	352

Total assets less current liabilities	1 857	2 794

Creditors due after more than one year	763	1 713

Capital and reserves	1 094	1 081
Called up share capital 20	41	41
Share premium account	94	94
Capital redemption reserve 22	11	11
Profit retained	948	935

Total capital employed	1 857	2 794

All amounts included in capital and reserves are classified as equity as defined under United Kingdom Financial Reporting Standard 4.

As permitted by Section 230 of the United Kingdom Companies Act 1985, PLC’s profit and loss account does not accompany its balance sheet.

On behalf of the Board of Directors

N W A FitzGerald Chairman
A Burgmans Vice-Chairman

6 March 2002

Unilever Annual Report & Accounts and Form 20-F 2001

Financial Statements

NOTES TO THE COMPANY ACCOUNTS	> 105
Unilever PLC

Fixed investments

	£ million 2001	£ million 2000

Shares in group companies	2 237	2 266
Book value of PLC shares held in connection with share options	196	176

	2 433	2 442

Shares in group companies
Shares in group companies are stated at cost or valuation, less amounts written off.

	£ million 2001

Movements during the year:
1 January	2 266
Additions	14
Disposals	(43)

31 December	2 237

Shares held in connection with share options
	£ million 2001

Movements during the year:
1 January	176
Additions	45
Disposals	(20)
Valuation adjustments	(5)

31 December	196

Cash at bank/in hand
	£ million 2001	£ million 2000

This includes amounts for whichrepayment notice is required	138	387

Debtors
	£ million 2001	£ million 2000

Due within one year:
Amounts owed by group companies	1 928	1 894
Other	79	44

Total debtors	2 007	1 938

Creditors

	£ million 2001	£ million 2000

Due within one year:
Amounts owed to group companies	1 349	182
Bonds and other loans	1 043	1 447
Taxation and social security	34	79
Dividends	284	249
Other	2	–
Accruals and deferred income	9	16

	2 721	1 973

Due after more than one year:
Bonds and other loans	763	1 713

Profit retained
	£ million 2001	£ million 2000

1 January	935	905
Profit for the year	430	405
Dividends on ordinary and deferred shares	(417)	(375)

31 December	948	935

Contingent liabilities
	£ million 2001	£ million 2000

These are not expected to give rise to any material loss and include guarantees given for group companies, under which amounts outstanding at 31 December were:	8 526	11 712

Of the above, guaranteed also by NV	3 817	7 570

Remuneration of auditors
	£ million 2001	£ million 2000

Parent company audit fee	1.4	1.4
Payments by the parent company for non-audit services provided by PricewaterhouseCoopers United Kingdom (a)	17.3	16.2

(a) See also note 2 on page 62.

Profit appropriation
	£ million 2001	£ million 2000

The proposed appropriation of the profit of PLC is as follows: Interim and recommended final dividends	417	375

Profit for the year retained	13	30

Unilever Annual Report & Accounts and Form 20-F 2001

FURTHER STATUTORY INFORMATION AND	> 106
OTHER INFORMATION
Unilever PLC

Employee involvement and communication
Unilever’s UK companies maintain formal processes to inform, consult and involve employees and their representatives. Most of the United Kingdom sites are accredited to the Investors in People standard. The European Foundation for Quality Management’s model for measuring Business Excellence, with its strong emphasis on maximising the potential of employees, is also widely employed.

A European Works Council, embracing employee and management representatives from 15 countries of Western Europe, has been in existence for five years and provides a forum for discussing issues that extend across national boundaries. The constitution has recently been reviewed and revised to take account of the experiences of the first four years.

The directors’ reports of the United Kingdom group companies contain more details about how they have communicated with their employees during 2001.

Equal opportunities and diversity
The heads of all operating companies and units in the UK have committed their businesses to achieving greater diversity. Every Unilever company in the United Kingdom has an equal opportunities policy and actively pursues equality of opportunity for all employees.

An on-line open advertising system has been implemented for management vacancies in the UK, allowing any employee an opportunity to register an interest in an advertised vacancy. This is to be extended globally in 2002.

The Company has committed itself to carrying out an Equal Pay Audit, and Richard Greenhalgh, Chairman of Unilever UK, has been appointed an Equal Pay Champion by the UK Government. The Company is also reviewing ways in which diversity in recruitment and selection may be further improved.

Charitable and other contributions
During the year group companies made a total contribution to the community of £9.6 million, based on the London Benchmarking Group Model. This includes £1 million donated to the Centre for Molecular Sciences Informatics at Cambridge University.

In addition, in early February 2001 £100 000 was paid to Britain in Europe. No contribution was made for political purposes.

Supplier payment policies
Individual operating companies are responsible for agreeing the terms and conditions under which business transactions with their suppliers are conducted. The directors’ reports of the United Kingdom operating companies give information about their supplier payment policies as required by the United Kingdom Companies Act 1985. PLC, as a holding company, does not itself make any relevant payments in this respect.

Auditors
A resolution will be proposed at the Annual General Meeting on 8 May 2002 for the reappointment of PricewaterhouseCoopers as auditors of PLC. The present appointment will end at the conclusion of the Annual General Meeting.

Authority to purchase own shares
At the Annual General Meeting of PLC held on 9 May 2001 authority was given pursuant to Article 64 of the PLC Articles of Association to make market purchases of PLC Ordinary Shares of 1.4p each, to a maximum of 290 million shares. This authority will expire on 8 May 2002. The Company has not exercised this authority during the year.

Details of shares purchased by employee share trusts and Unilever group companies to satisfy options granted under PLC’s employee share schemes are given in the Remuneration Report on page 45 and in note 28 to the consolidated accounts on page 87.

Directors report of PLC
For the purposes of Section 234 of the Companies Act 1985, the Directors Report of Unilever PLC for the year ended 31 December 2001 comprises this page and the information contained in the Report of the Directors on pages 3 to 48, Dividends on page 116, and Principal Group Companies and Fixed Investments on pages 97 to 100.

Corporate Centre
Unilever PLC
PO Box 68 Unilever House
Blackfriars
London EC4P 4BQ

Unilever PLC Registered Office
Port Sunlight
Wirral
Merseyside CH62 4UJ

Unilever PLC Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

By Order of the Board

J A A van der Bijl
S G Williams

Joint Secretaries of Unilever PLC
6 March 2002

Unilever Annual Report & Accounts and Form 20-F 2001

Shareholder information

CONTROL OF UNILEVER	> 107

NV’s issued share capital on 31 December 2001 was made up of:

>	€291 503 709 split into 571 575 900 ordinary shares of €0.51 each
>	€1 089 072 split into 2 400 ordinary shares numbered 1 to 2 400, known as special shares
>	€130 854 115.25 split into several classes of cumulative preference shares.

PLC’s issued share capital on 31 December 2001 was made up of:

>	£40 760 420 split into 2 911 458 580 ordinary shares of 1.4p each
>	£100 000 of deferred stock.

For NV share capital, the euro amounts quoted in this document are representations in euros on the basis of Article 67c Book 2 Dutch Civil Code, rounded to two decimal places, of underlying amounts in Dutch guilders, which have not been converted into euros in NV’s Articles of Association or in the Equalisation Agreement. Until conversion formally takes place by amendment of the Articles of Association, the entitlements to dividends and voting rights are based on the underlying Dutch guilder amounts.

Unity of management
In order to ensure unity of management, NV and PLC have the same directors. We achieve this through our nomination procedure. Only the holders of NV’s special shares can nominate candidates for election to the NV Board, and only the holders of PLC’s deferred stock can nominate candidates for election to the PLC Board. The current directors can ensure that both NV and PLC shareholders are presented with the same candidates for election as directors, because the joint holders of both the special shares and the deferred stock are NV Elma and United Holdings Limited, which are subsidiaries of NV and PLC.

NV and PLC both act as directors of NV Elma and of United Holdings Limited. The Chairmen of NV and PLC are additional directors of United Holdings Limited.

Equalisation Agreement
To ensure that NV and PLC operate for all practical purposes as a single company, we have an Equalisation Agreement.

Under the Equalisation Agreement NV and PLC adopt the same financial periods and accounting policies. Neither company can issue or reduce capital without the consent of the other. If one company had losses, or was unable to pay its preference dividends, we would make up the loss or shortfall out of:

>	the current profits of the other company (after it has paid its own preference shareholders)
>	then its own free reserves
>	then the free reserves of the other company.

If either company could not pay its ordinary dividends, we would follow the same procedure, except that the current profits of the other company would only be used after it had paid its own ordinary shareholders and if the directors thought it appropriate.

So far NV and PLC have always been able to pay their own dividends, so we have never had to follow this procedure. If we did, the payment from one company to the other would be subject to any United Kingdom and Dutch tax and exchange control laws applicable at that time. The Equalisation Agreement also makes the position of the shareholders of both companies, as far as possible, the same as if they held shares in a single company. To make this possible we compare the ordinary share capital of the two companies in units: a unit made up of €5.445 nominal of NV’s ordinary capital carries the same weight as a unit made up of £1 nominal of PLC’s ordinary capital. For every unit (€5.445) you have of NV you have the same rights and benefits as the owner of a unit (£1) of PLC. NV’s ordinary shares currently each have a nominal value of €0.51, and PLC’s share capital is divided into ordinary shares of 1.4p each. This means that a €5.445 unit of NV is made up of 10.7 NV ordinary shares of €0.51 each and a £1 unit of PLC is made up of 71.4 PLC ordinary shares of 1.4p each. Consequently, one NV ordinary share equates to 6.67 ordinary shares of PLC.

When we pay ordinary dividends we use this formula. On the same day NV and PLC allocate funds for the dividend from their parts of our current profits and free reserves. We pay the same amount on each NV share as on 6.67 PLC shares calculated at the relevant exchange rate. For interim dividends this exchange rate is the average rate for the quarter before we declare the dividend. For final dividends it is the average rate for the year. In arriving at the equalised amount we include any tax payable by the company in respect of the dividend, but calculate it before any tax deductible by the company from the dividend.

In principle, issues of bonus shares and rights offerings can only be made in ordinary shares. Again we would ensure that shareholders of NV and PLC received shares in equal proportions, using the ratio of €5.445 NV nominal share capital to £1 PLC nominal share capital. The subscription price for one new NV share would have to be the same, at the prevailing exchange rate, as the price for 6.67 new PLC shares.

Under the Equalisation Agreement (as amended in 1981) the two companies are permitted to pay different dividends in the following exceptional circumstances:

>	if the average annual sterling/euro exchange rate changed so substantially from one year to the next that to pay equal dividends at the current exchange rates, either NV or PLC would have to pay a dividend that was unreasonable (ie, substantially larger or smaller in its own currency than the dividend it paid in the previous year).

Unilever Annual Report & Accounts and Form 20-F 2001

CONTROL OF UNILEVER	> 108

>	the governments of the Netherlands or the United Kingdom could in some circumstances place restrictions on the proportion of a company’s profits which can be paid out as dividends; this could mean that in order to pay equal dividends one company would have to pay out an amount which would breach the limitations in place at the time, or that the other company would have to pay a smaller dividend.

In either of these rare cases, NV and PLC could pay different amounts of dividend if the Boards thought it appropriate. The company paying less than the equalised dividend would put the difference between the dividends into a reserve: an equalisation reserve in the case of exchange rate fluctuations, or a dividend reserve in the case of a government restriction. The reserves would be paid out to its shareholders when it became possible or reasonable to do so, which would ensure that the shareholders of both companies would ultimately be treated the same.

If both companies go into liquidation, NV and PLC will each use any funds available for shareholders to pay the prior claims of their own preference shareholders. Then they will use any surplus to pay each other’s preference shareholders, if necessary. After these claims have been met, they will pay out any equalisation or dividend reserve to their own shareholders before pooling the remaining surplus. This will be distributed to the ordinary shareholders of both companies, once again on the basis that the owner of €5.445 nominal NV ordinary share capital will get the same as the owner of £1 nominal PLC ordinary share capital. If one company goes into liquidation, we will apply the same principles as if both had gone into liquidation simultaneously.

In addition to the Equalisation Agreement, NV and PLC have agreed to follow common policies, to exchange all relevant business information, and to ensure that all group companies act accordingly. They aim to co-operate in all areas, including in the purchase of raw materials and the exchange and use of technical, financial and commercial information, secret or patented processes and trade marks.

More information about our constitutional documents
Under the Articles of Association of NV and the Memorandum and Articles of Association of PLC both companies are required to carry out the Equalisation Agreement with the other. Both documents state that the agreement cannot be changed or terminated without the approval of both sets of shareholders.

For NV the necessary approval is as follows:

>	at least one half of the total issued ordinary capital must be represented at an ordinary shareholders meeting, where the majority must vote in favour; and
>	(if they would be disadvantaged or the agreement is to be terminated), at least two thirds of the total issued preference share capital must be represented at a preference shareholders meeting, where at least three quarters must vote in favour.
For PLC, the necessary approval must be given by:
>	the holders of a majority of all issued shares voting at a general meeting; and
>	the holders of the ordinary shares, either by three quarters in writing, or by three quarters voting at a general meeting where the majority of the ordinary shares in issue are represented.

The Articles of NV establish that any payment under the Equalisation Agreement will be credited or debited to the profit and loss account for the financial year in question.

The PLC Articles state that the Board must carry out the Equalisation Agreement and that the provisions of the Articles are subject to it.

We are advised by Counsel that these provisions oblige the Boards to carry out the Equalisation Agreement, unless it is amended or terminated with the approval of the shareholders of both companies. If the Boards fail to enforce the agreement shareholders can compel them to do so under Dutch and United Kingdom law.

General Meetings and Voting Rights
General Meetings of shareholders of NV and PLC are held at times and places decided by the Boards. NV meetings are held in Rotterdam and PLC meetings are held in London.

To be entitled to attend and vote at NV General Meetings you must be a shareholder on the Record Date, which may be set by the directors and must be not more than 7 days before the meeting. In addition you must, within the time specified in the Notice calling the meeting, either

>	(if you have registered shares) advise NV in writing that you intend to attend; or
>	(if you have bearer shares) deposit your share certificates at the place specified in the Notice.

You can vote in person or by proxy, and you can cast one vote for each €0.05 nominal amount you hold of NV preference shares, ordinary shares or New York registry shares. NV Elma and United Holdings Limited, the holders of the special shares, and other group companies of NV which hold preference or ordinary shares, are not permitted to vote, by law.

For information on the rights of Nedamtrust certificate holders see page 110.

To be able to vote by proxy at PLC General Meetings you must lodge your Form of Appointment of Proxy with PLC’s Registrars 48 hours before the meeting, either in paper or electronic format. You can cast one vote for each PLC ordinary 1.4p share you hold. United Holdings Limited, which owns half of the deferred stock, is not permitted to vote at General Meetings.

Unilever Annual Report & Accounts and Form 20-F 2001

Shareholder information

CONTROL OF UNILEVER	> 109

If you are a holder of NV New York shares or PLC American Depository Receipts of shares, you will receive a proxy form enabling you to authorise and instruct ABN AMRO N.V. or JPMorgan Chase Bank respectively to vote on your behalf at the shareholders’ meeting of NV or PLC.

Resolutions are usually adopted at NV and PLC shareholder meetings by an absolute majority of votes cast, unless there are other requirements under the law or the NV or PLC Articles. There are special requirements for resolutions relating to the alteration of NV or PLC’s Articles of Association or the Equalisation Agreement, or to the liquidation of NV or PLC.

According to NV’s articles, shareholders who together represent at least 10% of the issued capital of NV can propose resolutions for inclusion in the agenda of any General Meeting. They can also requisition Extraordinary General Meetings to deal with specific resolutions. However, following the recommendations of the Committee of Corporate Governance, the board of directors has confirmed that shareholders may propose resolutions if:

>	they individually or together hold 1% of the issued capital; or
>	they hold shares or depository receipts worth at least € 226 890.

They must submit the request at least 60 days before the date of the General Meeting, and it will be honoured unless, in the opinion of the board of directors, it is against the interests of the company.

Under United Kingdom company law,
>	shareholders who together hold shares representing at least 5% of the total voting rights of PLC; or
>	at least 100 shareholders who hold on average £100 each in nominal value of PLC capital can require PLC to propose a resolution at a General Meeting.

There are no limitations on the right to hold NV and PLC shares.

Directors
The directors of NV are able to vote on transactions in which they are materially interested so long as they are acting in good faith. In general PLC directors cannot vote in respect of contracts in which they know they are materially interested, unless, for example, their interest is shared with other shareholders and employees.

The borrowing powers of NV directors are not limited by the Articles of Association of NV. PLC directors have the power to borrow up to three times the Adjusted Capital and Reserves of PLC without the sanction of an ordinary resolution.

The Articles of Association of NV and PLC do not require directors of NV, or full-time employed directors of PLC, to hold shares in NV or PLC. Directors of PLC who are not employed full-time by NV or PLC must hold either £1 000 in nominal value of PLC ordinary shares, or €5 445 in nominal value of NV ordinary shares. The remuneration arrangements applicable to directors as employees contain requirements for the holding and retention of shares (see Remuneration Report page 42).

Mutual guarantee of borrowings
There is a contractual arrangement between NV and PLC under which each will, if asked by the other, guarantee the borrowings of the other. They can also agree jointly to guarantee the borrowings of their subsidiaries. We use this arrangement, as a matter of financial policy, for certain significant public borrowings. The arrangements enable lenders to rely on our combined financial strength.

Combined earnings per share
Because of the Equalisation Agreement and the other arrangements between NV and PLC we calculate combined earnings per share for NV and PLC (see note 7 on page 64).

We base the calculation on the average amount of NV and PLC’s ordinary capital in issue during the year. For the main calculation we exclude shares which have been purchased to satisfy employee share options. We also calculate a diluted earnings per share figure, where we include these shares, as well as certain PLC shares which may be issued in 2038 under the arrangements for the variation of the Leverhulme Trust (see below).

The process by which we calculate earnings per share is as follows. First we convert the average capital of NV and PLC into units using the formula contained in the Equalisation Agreement: one unit equals 10.7 NV shares or 71.4 PLC shares. We add these together to find the total number of units of combined share capital. Then the amount of net profit in euros which is attributable to ordinary capital is divided by this total number of units to find the amount per combined unit. Finally we convert the combined unit back into NV and PLC ordinary shares, to show the amount per one share of each. The amount per unit is divided by 10.7 to find the amount per €0.51 share, and by 71.4 to find the amount per 1.4p share.

Despite the Equalisation Agreement, NV and PLC are independent corporations, and are subject to different laws and regulations governing dividend payments in the Netherlands and the United Kingdom. We assume in our combined earnings per share calculation that both companies will be able to pay their dividends out of their part of our profits. This has always been the case in the past, but if we did have to make a payment from one to the other it could result in additional taxes, and reduce our combined earnings per share.

Unilever Annual Report & Accounts and Form 20-F 2001

CONTROL OF UNILEVER	> 110

Leverhulme Trust
The first Viscount Leverhulme was the founder of the company which became PLC. When he died in 1925, he left in his will a large number of PLC shares in various trusts. The High Court of Justice in England varied these trusts in 1983, and established two independent charitable trusts:

>	the Leverhulme Trust, which awards grants for research and education, and
>	the Leverhulme Trade Charities Trust, for the benefit of members of trades which the first Viscount considered to have particular associations with the business.

The major assets of both these trusts are PLC ordinary shares.

When the will trusts were varied in 1983 the interests of the beneficiaries of his will were also preserved. Four classes of special shares were created in Margarine Union (1930) Limited, a subsidiary of PLC. One of these classes can be converted at the end of the year 2038, into a maximum of 157 500 000 PLC ordinary shares of 1.4p each. These convertible shares replicate the rights which the descendants of the Viscount would have had under his will. This class of the special shares only has a right to dividends in specified circumstances, and no dividends have yet been paid. PLC guarantees the dividend and conversion rights of the special shares.

The first Viscount wanted the trustees of the trusts he established to be directors of PLC. On 28 February 2002 the trustees of both the charitable trusts and the will trust were:

>	Sir Michael Angus – former Chairman of PLC
>	Sir Michael Perry – former Chairman of PLC
>	Mr N W A FitzGerald – Chairman of PLC
>	Dr J I W Anderson – former director
>	Dr A S Ganguly – former director

On 28 February 2002, in their capacity as trustees of the two charitable trusts, they held approximately 5.38% of PLC’s issued ordinary capital.

N.V. Nederlandsch Administratie- en Trustkantoor (Nedamtrust)
Nedamtrust is an independent trust company under the Netherlands’ law, which has an agreement with NV to issue depositary receipts against NV shares. We do not control Nedamtrust – it is a wholly owned subsidiary of N.V. Algemeen Nederlands Trustkantoor ANT (ANT). Five Dutch financial institutions hold 45% of ANT’s shares between them – they have between 5% and 10% each, and the rest of its shares are owned by a large number of individual shareholders.

As part of its corporate objects Nedamtrust is able to:
>	issue depositary receipts;
>	carry out administration for the shares which underlie depositary receipts it has issued; and
>	exercise voting rights for these underlying shares.

The depositary receipts issued by Nedamtrust against NV shares are known as Nedamtrust certificates. They are in bearer form, and are traded and quoted on the Euronext Stock Exchange and other European stock exchanges. Nedamtrust has issued certificates for NV’s ordinary and 7% cumulative preference shares, and almost all the NV shares traded and quoted in Europe are in the form of these certificates. The exception is that there are no certificates for NV’s 4%, 6% and €0.05 cumulative preference shares.

If you hold Nedamtrust certificates you can attend or appoint a proxy at NV shareholders’ meetings. If you wish to vote at a meeting, on your request Nedamtrust will give you a power of attorney to vote. If you hold Nedamtrust certificates with a bank or broker in the Netherlands and have notified the Shareholders Communication Channel (see page 37), you will receive a proxy form enabling you to authorise and instruct Nedamtrust to vote at the NV shareholders’ meeting on your behalf. Nedamtrust is obliged to follow these instructions.

For shares for which Nedamtrust does not receive instructions, Nedamtrust’s Board decides on the best way to vote the NV ordinary and preference shares it holds at shareholders’ meetings. Trust companies in the Netherlands will not usually vote to influence the operations of companies, and in the past Nedamtrust has always followed this policy. However, if a change to shareholders’ rights is proposed Nedamtrust will let shareholders know if it intends to vote, at least 14 days in advance if possible. It will do this by advertising in the press, but it will not necessarily say which way it is planning to vote.

As a holder of Nedamtrust certificates you can exchange your Nedamtrust certificate at any time for the underlying ordinary or preference share (or vice versa).

In the past the majority of votes cast by ordinary and preference shareholders at NV meetings were cast by Nedamtrust. Nedamtrust is appointed as a proxyholder for the proxy voting through the Shareholders Communication Channel.

Nedamtrust’s NV shareholding fluctuates daily – its holdings on 28 February 2002 were:

>	Ordinary shares of €0.51: 411 306 443 (71.96%)
>	7% Cumulative Preference Shares of €453.78:9 820 (33.86%)
>	6% Cumulative Preference Shares of €453.78: 6 (0.00%)
>	4% Cumulative Preference Shares of €45.38:23 (0.00%)

Material modifications to the rights of security holders
On 10 May 1999 the share capitals of NV and PLC were each consolidated (see notes to NV and PLC Dividends tables on page 116). Otherwise there have been no material modifications to the rights of security holders.

Unilever Annual Report & Accounts and Form 20-F 2001

Shareholder information

ANALYSIS OF SHAREHOLDING	> 111

Significant shareholders of NV
As far as we are aware the only holders of more than 5% of any class of NV shares (apart from Nedamtrust, see page 110) are Nationale Nederlanden N.V. and Aegon Levensverzekering N.V. The voting rights of such shareholders are the same as for other holders of the class of share indicated. Details of such holdings on 28 February 2002 are as follows:

Nationale Nederlanden N.V.

>	12 477 469 (2.18%) ordinary shares (€6 341 472)
>	20 670 (71.26%) 7% Cumulative Preference Shares (€9 377 595)
>	120 092 (74.56%) 6% Cumulative Preference Shares (€54 493 740)
>	504 440 (67.26%) 4% Cumulative Preference Shares (€22 890 489)
>	21 013 355 (9.94%) 5 eurocents Cumulative Preference Shares (€953 545)
Aegon Levensverzekering N.V.
>	59 280 (0.01%) ordinary shares (€30 128)
>	4 998 (17.23%) 7% Cumulative Preference Shares (€2 266 768)
>	29 540 (18.34%) 6% Cumulative Preference Shares (€13 404 668)
>	157 106 (20.95%) 4% Cumulative Preference Shares (€7 129 159)

Some of the above holdings are in the form of depositary receipts against NV shares issued by Nedamtrust (see page 110). There have been no material changes to the holdings of significant shareholders of NV during the three years up to and including 2001.

Significant shareholders of PLC
The following table gives details of shareholders who held more than 3% of PLC’s shares or deferred stock on 28 February 2002. The voting rights of such shareholders are the same as for other holders of the class of share indicated. We take this information from the register we hold under section 211 of the UK Companies Act 1985.

Title of class	Name of holder	Number of shares held	Approximate % held

Deferred Stock	Naamlooze Vennootschap Elma	£50 000	50
	United Holdings Limited	£50 000	50
Ordinary shares	Trustees of the Leverhulme Trust and the
	Leverhulme Trade Charities Trust	156 815 034	5
	Brandes Investment Partners L.P.	177 754 236	6
	The Capital Group Companies, Inc	145 570 079	5

The holding by Brandes Investments Partners L.P. is on behalf of unaffiliated custodian banks and that of The Capital Group Companies, Inc. is on behalf of affiliated investment management companies. These holdings were first notified to PLC in November and December 2000. In May 2000 the Prudential Corporation plc, which had held 3% in both 1999 and 2000, ceased to be a significant shareholder in PLC. Otherwise, there have been no changes to the holdings of significant shareholders in PLC during the three years up to and including 2001.

Analysis of PLC registered holdings
At 31 December 2001 PLC had 101 822 ordinary shareholdings.

The following table analyses the registered holdings of PLC’s 1.4p ordinary shares at 31 December 2001:

	Number of holdings		Total shares held
Number of shares		%		%

1 – 1 000	36 014	35.37	20 139 399	0.69
1 001 – 2 500	29 583	29.05	49 031 570	1.68
2 501 – 5 000	17 526	17.21	62 726 455	2.16
5 001 – 10 000	10 487	10.30	73 721 458	2.53
10 001 – 25 000	5 385	5.29	81 268 162	2.79
25 001 – 50 000	1 184	1.16	41 108 420	1.41
50 001 – 100 000	557	0.55	39 581 722	1.36
100 001 – 1 000 000	781	0.77	247 143 259	8.49
Over 1 000 000	305	0.30	2 296 738 135	78.89

	101 822	100.00	2 911 458 580	100.00

Unilever Annual Report & Accounts and Form 20-F 2001

INFORMATION ABOUT EXCHANGE	> 112
CONTROLS AFFECTING SECURITY HOLDERS

Unilever N.V.
Under the Dutch External Financial Relations Act of 28 May 1980 the Government, the Minister of Finance and the Central Bank of Netherlands are all authorised to issue regulations relating to financial transactions involving Dutch residents, if a non-Dutch resident is also involved, or if the transactions are conducted in a foreign currency. If regulations are issued in the future, we could be in need of a licence for this type of transaction. To date no regulations of this type have been issued.

Unilever PLC
None.

NATURE OF THE TRADING MARKET

The principal trading markets upon which Unilever shares are listed are the Euronext Stock Exchange for NV ordinary shares and the London Stock Exchange for PLC ordinary shares. NV ordinary shares trade in the form of Nedamtrust Certificates and almost all the shares are in bearer form. PLC ordinary shares are all in registered form.

In the United States, NV ordinary shares in registered form and PLC American Depositary Receipts, representing four PLC ordinary shares, are traded on the New York Stock Exchange. JPMorgan Chase Bank of New York acts for NV and PLC as issuer, transfer agent and, in respect of the American Depositary Receipts, depositary.

At 28 February 2002 there were 8 747 registered holders of NV ordinary shares and 750 registered holders of PLC American Depositary Receipts in the United States. We estimate that approximately 33% of NV’s ordinary shareholdings were in the United States (approximately 28% in 2000), based on the distribution of the 2001 interim dividend payments, whilst most holders of PLC ordinary shares are registered in the United Kingdom – approximately 99% in both 2001 and 2000.

The high and low trading prices for the separate stock exchange listings are shown in the tables on the following page as follows:

>	the quarterly high and low prices for 2001 and 2000;
>	the annual high and low prices for 1999, 1998 and 1997; and
>	the monthly high and low prices for the last six months of 2001.

NV and PLC are separate companies with separate stock exchange listings and different shareholders. You cannot convert or exchange the shares of one for shares of the other and the relative share prices on the various markets can, and do, fluctuate. This happens for various reasons, including changes in exchange rates. However, over time the prices of NV and PLC shares do stay in close relation to each other, in particular because of our equalisation arrangements.

If you are a shareholder of NV, you have a direct interest in a Dutch legal entity, your dividends will be paid in euros (converted into US dollars if you have shares registered in the United States) and you will be subject to Dutch tax. If you are a shareholder of PLC, your interest is in a United Kingdom legal entity, your dividends will be paid in sterling (converted into US dollars if you have American Depositary Receipts) and you will be subject to United Kingdom tax. Nevertheless, the Equalisation Agreement means that as a shareholder of either company you effectively have an interest in the whole of Unilever. You have largely equal rights over our combined net profit and capital reserves as shown in the consolidated accounts. (See Taxation for US Residents on page 114 and Equalisation Agreement on page 107).

Unilever Annual Report & Accounts and Form 20-F 2001

Shareholder information

NATURE OF THE TRADING MARKET	> 113

Quarterly high and low prices for 2001 and 2000:
	2001	1st		2nd		3rd		4th

NV per €0.51 ordinary share in Amsterdam (in €)	High	68		71		71		66
	Low	56		59		55		56

NV per €0.51 ordinary share in New York (in $)	High	65		60		63		58
	Low	50		52		52		50

PLC per 1.4p ordinary share in London (in pence)	High	574		605		610		573
	Low	478		497		480		485

PLC per American Share in New York (in $)	High	35		35		35		34
	Low	28		29		28		28

	2000	1	st	2	nd	3	rd	4th

NV per €0.51 ordinary share in Amsterdam (in €)	High	58		57		55		71
	Low	42		48		48		54

NV per €0.51 ordinary share in New York (in $)	High	59		54		49		64
	Low	40		43		44		48

PLC per 1.4p ordinary share in London (in pence)	High	497		476		447		584
	Low	335		349		394		435

PLC per American Share in New York (in $)	High	33		29		27		35
	Low	22		23		24		26

Annual high and low prices for 1999, 1998 and 1997:
				1999		1998		1997

NV per €0.51 ordinary share in Amsterdam (in € (a))	High			74		77		57
	Low			49		49		34

NV per €0.51 ordinary share in New York (in $)	High			88		89		65
	Low			50		59		44

PLC per 1.4p (1997-98: 1.25p) ordinary share in London (in pence)	High			695		702		519
	Low			401		457		336

PLC per American Share in New York (in $)	High			47		46		35
	Low			27		32		22

(a) Amounts previously reported in guilders have been restated and are now reported in euros using the fixed conversion rate of
€1.00 = Fl. 2.20371 that became effective on 1 January 1999.

Monthly high and low prices for the last six months of 2001:

	July	August	September	October	November	December

NV per €0.51 ordinary share in Amsterdam (in €)
High	71	68	69	61	65	66
Low	66	66	55	56	58	60

NV per €0.51 ordinary share in New York (in $)
High	61	63	61	56	57	58
Low	58	58	52	50	52	53

PLC per 1.4p ordinary share in London (in pence)
High	610	607	580	533	567	573
Low	584	580	480	485	501	527

PLC per American Share in New York (in $)
High	35	35	34	31	32	34
Low	34	33	28	28	29	31

Share prices at 31 December 2001:
The share price of the ordinary shares at the end of the year was for NV €65.85 and $57.61 and for PLC 564p and $33.27.

Unilever Annual Report & Accounts and Form 20-F 2001

TAXATION FOR US RESIDENTS	> 114

The following notes are provided for guidance. US residents should consult their local tax advisers, particularly in connection with potential liability to pay US taxes on disposal, lifetime gift or bequest of their shares:

Netherlands

Taxation on dividends
Dividends of companies in the Netherlands are subject to dividend withholding tax of 25%. Where a shareholder is entitled to the benefits of the current Income Tax Convention (‘the Convention’) concluded on 18 December 1992 between the United States and the Netherlands, when dividends are paid by NV to:

>	a United States resident;
>	a corporation organised under the laws of the United States (or any territory of it) having no permanent establishment in the Netherlands of which such shares form a part of the business property;
>	or any other legal person subject to United States Federal income tax with respect to its world-wide income, having no permanent establishment in the Netherlands of which such shares form a part of the business property;

these dividends qualify for a reduction of Netherlands withholding tax on dividends from 25% to 15% (to 5% if the beneficial owner is a company which directly holds at least 10% of the voting power of NV shares and to 0% if the beneficial owner is a qualified ‘Exempt Organisation’ as defined in article 36 of the Convention).

The entire dividend (including the withheld amount) will be dividend income to the United States shareholder not eligible for the dividends received deduction allowed to corporations. However, the Netherlands withholding tax will be treated as a foreign income tax that is eligible for credit against the shareholder’s United States income taxes.

Where a United States resident or corporation has a permanent establishment in the Netherlands, which has shares in Unilever N.V. forming part of its business property, dividends it receives on those shares are included in that establishment’s profit. They are subject to the Netherlands income tax or corporation tax, as appropriate, and the Netherlands tax on dividends will be applied at the full rate of 25%. This tax will be treated as foreign income tax eligible for credit against the shareholder’s United States income taxes.

Under a provision of the Netherlands Dividend Tax Act NV is entitled to a credit (up to a maximum of 3% of the gross dividend from which dividend tax is withheld) against the amount of dividend tax withheld before remittance to the Netherlands tax authorities. For dividends paid on or after 1 January 1995, the United States tax authority may take the position that the Netherlands withholding tax eligible for credit should be limited accordingly.

Under the Convention, qualifying United States organisations that are generally exempt from United States taxes and that are constituted and operated exclusively to administer or provide pension, retirement or other employee benefits may be exempt at source from withholding tax on dividends received from a Netherlands corporation. A recent agreement between the United States and the Netherlands tax authorities describes the eligibility of these US organisations for benefits under the Convention and the procedures for them to claim benefits under the Convention. This agreement was published by the US Internal Revenue Service on 20 April 2000 in release IR-INT-2000-9 and these procedures apply to dividends made payable after 30 June 2000.

A United States trust, company or organisation that is operated exclusively for religious, charitable, scientific, educational or public purposes, is now subject to an initial 25% withholding tax rate. Such an exempt organisation is entitled to reclaim from the Netherlands Tax Authorities a refund of the Netherlands dividend tax, if and to the extent that it is exempt from United States Federal Income Tax and it would be exempt from tax in the Netherlands if it were organised and carried on all its activities there.

If you are a Unilever shareholder resident in any country other than the United States or the Netherlands, any exemption from, or reduction or refund of, the Netherlands dividend withholding tax may be governed by the ‘Tax Regulation for the Kingdom of the Netherlands’ or by the tax convention, if any, between the Netherlands and your country of residence.

Taxation on capital gains
Under the Convention, if you are a United States resident or corporation and you have capital gains on the sale of shares of a Netherlands company, these are generally not subject to taxation by the Netherlands. The exception to this is if you have a permanent establishment in the Netherlands and the capital gain is derived from the sale of shares which form part of that permanent establishment’s business property.

Succession duty and gift taxes
Under the Estate and Inheritance Tax Convention between the United States and the Netherlands of 15 July 1969, United States individual residents who are not Dutch citizens who have shares will generally not be subject to succession duty in the Netherlands on the individual’s death, unless the shares are part of the business property of a permanent establishment situated in the Netherlands.

A gift of shares of a Netherlands company by a person who is not a resident or a deemed resident of the Netherlands is generally not subject to Netherlands gift tax. A non-resident Netherlands citizen, however, is still treated as a resident of the Netherlands for gift tax purposes for ten years and any other non-resident person for one year after leaving the Netherlands.

Unilever Annual Report & Accounts and Form 20-F 2001

Shareholder information

TAXATION FOR US RESIDENTS	> 115

United Kingdom

Taxation on dividends
Under United Kingdom law income tax is not withheld from dividends paid by United Kingdom companies. Shareholders, whether resident in the United Kingdom or not, receive the full amount of the dividend actually declared.

If you are a shareholder resident in the United Kingdom you are entitled to a tax credit against your liability for United Kingdom income tax, equal to 10% of the aggregate amount of the dividend plus tax credit (or one-ninth of the dividend). For example, a dividend payment of £9.00 will carry a tax credit of £1.00.

If you are a shareholder resident in the US, the dividend actually declared is taxable in the US as ordinary income and is not eligible for the dividends received deduction allowable to corporations. The dividend is foreign source income for US foreign tax credit purposes.

In addition, under the current income tax Convention between the US and the UK (the ‘Convention’), a US shareholder eligible for the benefits of the Convention may elect to be treated for US tax purposes only as having received an additional taxable dividend. The additional deemed dividend is equal to one-ninth of the actual cash dividend received (an additional dividend of £1 in the above example). The shareholder will be eligible to claim a US foreign tax credit in the amount of the additional deemed dividend. The tax credit may, subject to certain limitations and restrictions, reduce the shareholder’s US Federal income tax liability. The procedure for making this election is described in IRS Revenue Procedure 2000-13.

On 24 July 2001, the US and the UK signed a new income tax Convention (the ‘New Convention’). Under the New Convention, US shareholders would not be entitled to make the election described in the preceding paragraph. These provisions of the New Convention will apply to US shareholders beginning on the first day of the second month following the date on which the New Convention is ratified by the US and the UK.

However, US shareholders may elect to remain subject to all the provisions of the current Convention for a period of 12 months after the date on which the New Convention would otherwise be applicable. It is uncertain when the New Convention will be ratified.

Taxation on capital gains
Under United Kingdom law, when you sell shares you may be liable to pay capital gains tax. However, if you are either:

>	an individual who is neither resident nor ordinarily resident in the United Kingdom; or
>	a company which is not resident in the United Kingdom;

you will not be liable to United Kingdom tax on any capital gains made on disposal of your shares.

The exception is if the shares are held in connection with a trade or business which is conducted in the United Kingdom through a branch or an agency.

Inheritance tax
Under the current estate and gift tax convention between the United States and the United Kingdom, ordinary shares held by an individual shareholder who is:

>	domiciled for the purposes of the convention in the United States; and
>	is not for the purposes of the convention a national of the United Kingdom;

will not be subject to United Kingdom inheritance tax on:

>	the individual’s death; or
>	on a gift of the shares during the individual’s lifetime.

The exception is if the shares are part of the business property of a permanent establishment of the individual in the United Kingdom or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the United Kingdom.

Unilever Annual Report & Accounts and Form 20-F 2001

DIVIDENDS	> 116

Our interim ordinary dividends are normally announced in November and paid in December. Final ordinary dividends are normally proposed in February and, if approved by shareholders at the Annual General Meetings, paid in May or June.

The following tables show the dividends paid by NV and PLC for the last five years. NV dividends are per €0.51 (1997-1998: Fl. 1) ordinary share and PLC dividends are per 1.4p (1997-1998: 1.25p) ordinary share and per depositary receipt of 5.6p (1997-1998: 5p). Dividends have been translated at the exchange rates prevailing on the dates of declaration of the dividends for NV and the payment of the sterling dividends for PLC.

For the 2001 final dividend, payable in 2002, there has been a change in policy. The dividend will be translated into US dollars at the rate prevailing on the date of declaration of the dividend.

The interim dividend is normally 35% of the previous year’s total normal dividend per share, based on the stronger of our two parent currencies over the first nine months of the year. Equalisation of the interim dividend in the other currency takes place at the average exchange rate of the third quarter. Equalisation of the final dividend takes place at the average exchange rate for the full year.

The dividend timetable for 2002 is shown on page 119.

NV Dividends

	2001	2000	1999	1998	1997

Interim dividend per €0.51 (1997-1998: Fl. 1)	€0.50	€0.48	Fl. 0.88	Fl. 0.81	Fl. 0.74
Exchange rate Fl. to $			2.1173	1.8717	1.9208
Exchange rate € to $	0.9097	0.8646
Interim dividend per €0.51 (1997-1998: Fl. 1) (US registry)	$0.454850	$0.415008	$0.415624	$0.432762	$0.385256

Normal final dividend per €0.51 (1997-1998: Fl. 1)	€1.06	€0.95	Fl. 1.91	Fl. 1.70	Fl. 1.49
Special final dividend per Fl. 1				Fl. 14.50

Final exchange rate Fl. to $			2.4725	2.0861	1.9951
Final exchange rate € to $	0.8747	0.8827

Normal final dividend per €0.51 (1997-1998: Fl. 1) (US registry)	$0.927182	$0.838565	$0.772497	$0.814918	$0.746830
Special final dividend per Fl. 1 (US registry)				$6.950769

Note 1: For the purposes of illustration, the US dollar dividends shown above are those paid on the €0.51 (1997-1998: Fl. 1) ordinary shares of NV registered in New York. The above exchange rates were those ruling on the dates of declaration of the dividend.
Note 2: The final euro dividend for 2001 is payable on 10 June 2002. The dollar dividend will be calculated with reference to the exchange rates prevailing on 8 May 2002.
Note 3: On 10 May 1999 the share capital was consolidated on the basis of 100 new ordinary shares with a nominal value of Fl. 1.12 (now €0.51) for every 112 existing ordinary shares with a nominal value of Fl. 1.

PLC Dividends

	2001	2000	1999	1998	1997

Interim dividend per 1.4p (1997-1998: 1.25p)	4.65p	4.40p	3.93p	2.95p	2.80p
Exchange rate $ to £1	1.4527	1.4622	1.6002	1.6745	1.6620
Interim dividend per 5.6p (1997-1998: 5p)	$0.2702	$0.2573	$0.2515	$0.1976	$0.1861

Normal final dividend per 1.4p (1997-1998: 1.25p)	9.89p	8.67p	8.57p	7.75p	5.62p
Special final dividend per 1.25p				66.13p

Normal final exchange rate $ to £1	1.4331	1.4355	1.4732	1.5921	1.6270
Special final exchange rate $ to £1				1.5984

Normal final dividend per 5.6p (1997-1998: 5p)	$0.5669	$0.4978	$0.5050	$0.4935	$0.3657
Special final dividend per 5p				$4.2280

Note 1: If you are a United States resident and received dividends before 6 April 1999, under the Anglo-United States taxation treaty, you received an amount equal to the total of the declared dividend, plus the United Kingdom tax credit less withholding tax. If you are a United States resident and received dividends after 5 April 1999, you simply received the declared dividend; see Taxation for US residents on page 114.
Note 2: The final sterling dividend for 2001 is payable on 10 June 2002. The dollar dividend will be calculated with reference to the exchange rates prevailing on 8 May 2002.
Note 3: It is not possible to make a direct comparison between PLC dividends paid before and after 6 April 1999 because of the abolition of United Kingdom ACT (Advance Corporation Tax) from that date (see note 1 above).
Note 4: On 10 May 1999 the share capital was consolidated on the basis of 100 new ordinary shares with a nominal value of 1.4p for every 112 existing ordinary shares with a nominal value of 1.25p.

Unilever Annual Report & Accounts and Form 20-F 2001

Shareholder information

CROSS REFERENCE TO FORM 20-F	> 117

PART I

1	Identity of directors, senior management and advisers	n/a

2	Offer statistics and expected timetable	n/a

3	Key information
3A	Selected financial data	74,89-93,116
3B	Capitalization and indebtedness	n/a
3C	Reasons for the offer and use of proceeds	n/a
3D	Risk factors	31-33

4	Information on the company
4A	History and development of the company	2,12-13,30,34,78,117,119
4B	Business overview	7-10,14-27,32
4C	Organisational structure	34,97-100
4D	Property, plants and equipment	10

5	Operating and financial review and prospects
5A	Operating results	11-27,31
5B	Liquidity and capital resources	30-31,49
5C	Research and development, patents and licences, etc.	8
5D	Trend information	4-5,11-27

6	Directors, senior management and employees
6A	Directors and senior management	34,37-39
6B	Compensation	40,44-48,69-72
6C	Board practices	34-35,37-39,42
6D	Employees	10
6E	Share ownership	45-48,79-87

7	Major shareholders and related party transactions
7A	Major shareholders	110-112
7B	Related party transactions	10
7C	Interests of experts and counsel	n/a

8	Financial information
8A	Consolidated statements and other financial information	10,54-88,103,116
8B	Significant changes	33

9	The offer and listing
9A	Offer and listing details	113
9B	Plan of distribution	n/a
9C	Markets	2,112
9D	Selling shareholders	n/a
9E	Dilution	n/a
9F	Expenses of the issue	n/a

10	Additional information
10A	Share capital	n/a
10B	Memorandum and articles of association	Inside front cover, 34,74,103,107-109
10C	Material contracts	107
10D	Exchange controls	112
10E	Taxation	114-115
10F	Dividends and paying agents	n/a
10G	Statements by experts	n/a
10H	Documents on display	96
10I	Subsidiary information	n/a

11	Quantitative and qualitative disclosures about market risk	31-32

12	Description of securities other than equity securities	n/a

PART II

13	Defaults, dividend arrearages and delinquencies	n/a

14	Material modifications to the rights of security
	holders and use of proceeds	110

15	Reserved

16	Reserved

PART III

17	Financial statements	n/a

18	Financial statements	50-106

Unilever’s agent in the United States is Mr R Soiefer, Vice-President, Secretary and General Counsel, Unilever United States Inc., 390 Park Avenue, New York, NY 10022-4698.

Unilever Annual Report & Accounts and Form 20-F 2001

GLOSSARY	> 118

The following is intended to provide a general guide, particularly for United States readers, as to the meanings of various terms which may be used in this report. Please refer also to page 92 for definitions of specific accounting measures as they are applied by Unilever.

Term used in this report	US equivalent or brief description

Accounts	Financial statements

Associate	A business which is not a subsidiary or a joint venture, but in which the Group has a shareholding and exercises significant influence

Called up share capital	Ordinary shares, issued and fully paid

Creditors	Accounts payable/payables

Creditors: amounts due after more than one year	Long-term accounts payable

Creditors: amounts due within one year	Current accounts payable

Debtors	Accounts receivable/receivables

Finance lease	Capital lease

Freehold	Ownership with absolute rights in perpetuity

Gearing	Leverage

Group, or consolidated accounts	Consolidated financial statements

Interest receivable	Interest income

Interest payable	Interest expense

Joint venture	A business which is jointly controlled by the Group and one or more external partners

Nominal value	Par value

Operating profit	Net operating income

Profit	Income (or earnings)

Profit retained	Retained earnings

Profit and loss account	Income statement

Profit attributable to ordinary shareholders	Net income attributable to ordinary shareholders

Provisions	Long-term liabilities other than debt and specific accounts payable

Statement of total recognised gains and losses	Comprehensive income

Reconciliation of movements in shareholders’ funds	Statement of changes in stockholders’ equity

Reserves	Stockholders’ equity other than paid-up capital

Share capital	Capital stock or common stock

Share option	Stock option

Share premium account	Additional paid-in capital relating to proceeds of sale of stock in excess of par value or paid-in surplus

Shares in issue	Shares outstanding

Shareholders’ funds	Stockholders’ equity

Stocks	Inventories

Tangible fixed assets	Property, plant and equipment

Turnover	Sales revenues

Unilever Annual Report & Accounts and Form 20-F 2001

Shareholder information

FINANCIAL CALENDAR AND ADDRESSES	> 119

Annual General Meetings

NV		10:30 am Wednesday 8 May 2002 Rotterdam

PLC		11:00 am Wednesday 8 May 2002 London

Announcements of results

First Quarter	26 April 2002	Third Quarter	30 October 2002
First Half Year	31 July 2002	Final for Year (provisional)	13 February 2003

Dividends on ordinary capital

Final for 2001 – announced 14 February 2002 and to be declared 8 May 2002
	Ex-dividend date	Record date	Payment date

NV	10 May 2002	9 May 2002	10 June 2002
PLC	15 May 2002	17 May 2002	10 June 2002
NV – New York Shares	15 May 2002	17 May 2002	10 June 2002
PLC – ADRs	15 May 2002	17 May 2002	10 June 2002

Interim for 2002 – to be announced 30 October 2002
	Ex-dividend date	Record date	Payment date

NV	31 October 2002	30 October 2002	2 December 2002
PLC	6 November 2002	8 November 2002	2 December 2002
NV – New York Shares	6 November 2002	8 November 2002	2 December 2002
PLC – ADRs	6 November 2002	8 November 2002	2 December 2002

Preferential dividends

NV

4% Cumulative Preference	Paid 1 January
6% Cumulative Preference	Paid 1 October
7% Cumulative Preference	Paid 1 October
€0.05 Cumulative Preference	Paid 9 June and 9 December

Contact details
Rotterdam	London	New York

Unilever N.V.	Unilever PLC	Unilever United States, Inc.
Corporate Relations Department	Corporate Relations Department	Corporate Relations Department
Weena 455, PO Box 760	PO Box 68, Unilever House	390 Park Avenue, New York
3000 DK Rotterdam	Blackfriars, London EC4P 4BQ	NY 10022-4698

Telephone +31 (0)10 217 4000	Telephone +44 (0)20 7822 5252	Telephone + 1 212 906 4240
Telefax +31 (0)10 217 4798	Telefax +44 (0)20 7822 6907	Telefax + 1 212 906 4666
e-mail:	e-mail:	e-mail:
corporate.relations-rotterdam	corporate.relations-london	corporate.relations-newyork
@unilever.com	@unilever.com	@unilever.com

Unilever Annual Report & Accounts and Form 20-F 2001

WEBSITE	> 120

Shareholders are encouraged to visit our website www.unilever.com , which has a wealth of information about the Unilever Group.

There is a section designed specifically for investors at www.unilever.com/investorcentre . It includes detailed coverage of the Unilever share price, our quarterly and annual results, performance charts, financial news and analyst communications. It also includes transcripts of our investor relations speeches and copies of Unilever results presentations.

You can also view this year’s and prior years’ Annual Review and Annual Report & Accounts and Form 20-F documents at www.unilever.com/investorcentre/financialreports .

Shareholders can elect not to receive paper copies of the Annual Review, the Annual Report & Accounts and Form 20-F, and other shareholder documents if they prefer to view these on our website.

PUBLICATIONS

Copies of the following publications can be obtained without charge from Unilever’s Corporate Relations Departments.

Unilever Annual Review 2001
Including Summary Financial Statement. Available in English or Dutch, with financial information in euros, sterling and US dollars.

Unilever Annual Report & Accounts and Form 20-F 2001
Available in English or Dutch, with figures in euros. It includes the Form 20-F that is filed with the United States Securities and Exchange Commission.

Quarterly Results Announcements
Available in English or Dutch, with figures in euros; supplements in English, with sterling or US dollar figures, are available.

SHARE REGISTRATION

Netherlands
N.V. Algemeen Nederlands Trustkantoor ANT
PO Box 11063
1001 GB Amsterdam

Telephone	+	31 (0)20 522 2555
Telefax	+	31 (0)20 522 2500
e-mail:		registers@ant-trust.nl

UK
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

Telephone	+	44 (0)870 600 3977
Telefax	+	44 (0)870 600 3980
Website		www.lloydstsb-registrars.co.uk

USA
JPMorgan Chase Bank
ADR Service Center
PO Box 842 006
Boston MA 02284-2006

Telephone	+ 1 781 575 4328
Telefax	+ 1 781 575 4082
Website	www.adr.com

Unilever Annual Report & Accounts and Form 20-F 2001

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

Unilever PLC
(Registrant)
By:	/s/ S.G. Williams
Name:	S.G. Williams
Title:	Joint Secretary

Item 19. Exhibits

Exhibit Number	Description of Exhibit
1.1	Memorandum and Articles of Association of Unilever PLC, as amended[1]
2.1	Indenture dated as of August 1, 2000, among Unilever Capital Corporation, Unilever
N.V., Unilever PLC, Unilever United States, Inc. and The Bank of New York, as Trustee,
relating to Guaranteed Debt Securities[2]
2.2	Trust Deed dated as of July 22, 1994, among Unilever N.V., Unilever PLC, Unilever
Capital Corporation, Unilever United States, Inc. and The Law Debenture Trust
Corporation p.l.c., relating to Guaranteed Debt Securities
4.1	Ageement and Plan of Merger by and among Unilever PLC, Unilever N.V., Conopco Inc.,
Titan Acquisition Company and Bestfoods, dated as of June 6, 2000[3]
4.2	Service Contracts of the Directors of Unilever PLC
4.3	Letters regarding compensation of Directors of Unilever PLC
4.4	Unilever North America 1992 Stock Option Plan[4]
4.5	The Unilever PLC International 1997 Executive Share Option Scheme
4.6	The Unilever Share Matching Scheme
4.7	The Unilever Long Term Incentive Plan
8.1	List of Subsidiaries[5]
10.1	Consent of PricewaterhouseCoopers N.V. and PricewaterhouseCoopers

Certain instruments which define rights of holders of long-term debt of the Company and its subsidiaries are not being filed because the total amount of securities authorised under each such instrument does not exceed 10% of the total consolidated assets of the Company and its subsidiaries. The Company and its subsidiaries hereby agree to furnish a copy of each such instrument to the Securities and Exchange Commission upon request.

[1] Incorporated by reference to the Form 6-K furnished to the SEC on June 15, 2001.
[2] Incorporated by reference to the Form 6-K furnished to the SEC on October 23, 2000.
[3] Incorporated by reference to the Form 6-K furnished to the SEC on June 22, 2000.
[4] Incorporated by reference to the Form S-8 furnished to the SEC on January 24, 2001.
[5] The required information is set forth on pages 97 to 100 of the Annual Report and Accounts.

Design: BamberForsyth:Fitch
Typesetting: Pauffley Limited
Printed by: Westerham Press Limited

Unilever N.V.
Weena 455, PO Box 760
3000 DK Rotterdam
T +31 (0) 10 217 4000
F +31 (0) 10 217 4798
Unilever PLC
PO Box 68, Unilever House
Blackfriars, London EC4P 4BQ
T +44 (0)20 7822 5252
F +44 (0)20 7822 5951
www.unilever.com