Form 20-F
period 2004-12-31
UNILEVER PLC
filed 2005-03-24
CIK 217410

As filed with the Securities and Exchange Commission on March 24, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended 31 DECEMBER 2004
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

Item 17 Item 18

Back to Contents

2004 Unilever Annual Report and Accounts

Adding vitality to life

Back to Contents

Our corporate purpose

Unilever’s mission is to add Vitality to life. We meet everyday needs for nutrition, hygiene and personal care with brands that help people feel good, look good and get more out of life.

Our deep roots in local cultures and markets around the world give us our strong relationship with consumers and are the foundation for our future growth. We will bring our wealth of knowledge and international expertise to the service of local consumers – a truly multi-local multinational.

Our long-term success requires a total commitment to exceptional standards of performance and productivity, to working together effectively, and to a willingness to embrace new ideas and learn continuously.

To succeed also requires, we believe, the highest standards of corporate behaviour towards everyone we work with, the communities we touch, and the environment on which we have an impact.

This is our road to sustainable, profitable growth, creating long-term value for our shareholders, our people, and our business partners.

Back to Contents

Unilever Annual Report and Accounts 2004     01

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

Publications
This publication is produced in both Dutch and English and comprises the full Annual Report and Accounts for 2004 of NV and PLC. This document complies with Netherlands and United Kingdom regulations. It also forms the basis of the NV and PLC Annual Reports on Form 20-F to the Securities and Exchange Commission in the United States for the year ended 31 December 2004, and cross references to Form 20-F are set out on page 182. It is made available to all shareholders who request or elect to receive it, and on the website at www.unilever.com/ourcompany/investorcentre/.

The separate publication, ‘Unilever Annual Review 2004’, containing a Summary Financial Statement with figures expressed in euros, with translations into pounds sterling and US dollars, is also published in Dutch and English. It is a short form document that is prepared in accordance with the United Kingdom regulations for Summary Financial Statements. The Unilever Annual Review 2004 is mailed to all registered shareholders and to other shareholders who are either entitled or have asked to receive it, and is also made available on the website at www.unilever.com/ourcompany/investorcentre/.

Reporting currency and exchange rates
Details of key exchange rates used in preparation of these accounts are given on page 153, together with Noon Buying Rates in New York for the equivalent dates.

Basis of Discussion and Analysis
In parts of this document, notably the Chairmen’s statement on pages 8 and 9 and the review of operations by product category and region on pages 24 to 49, discussion of performance is based on constant rates of exchange. This removes the impact of currency movements and more clearly portrays the underlying performance of the operations themselves. The constant rate used is the annual average rate for the prior year. For each two-year period, the year-on-year trends in euros are the same as those which would arise if the results were shown in sterling or US dollars at constant exchange rates.

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

Operating profit BEIA is a key metric used by management and investors to measure the progress of Unilever’s Path to Growth strategy which commenced in 1999, concluding at the end of 2004. At the beginning of the Path to Growth, Unilever communicated to investors its targets for the programme, including a target based on earnings measured on a BEIA basis. During Path to Growth, Unilever’s internal performance targets and management information have been measured on a BEIA basis. Unilever believes that the communication and explanation of measures BEIA is essential in order for readers of Unilever’s financial statements to understand fully the performance of Unilever and progress towards Path to Growth targets.

02     Unilever Annual Report and Accounts 2004

Back to Contents

General information

(continued)

In our reporting, Turnover comprises Group turnover plus the Group share of turnover of joint ventures, net of the Group share of any sales to the joint ventures already included in the Group figures, but does not include our share of the turnover of associates. Operating profit comprises Group operating profit plus our share of operating profit of joint ventures. This measure does not include our share of the operating profit of associates. References to turnover growth include the effects of acquisitions and disposals. Underlying sales growth reflects the change in revenue at constant rates of exchange excluding the effects of acquisitions and disposals. We believe this measure provides valuable additional information on the underlying performance of the business.

Leading brand growth is a subset of underlying sales growth and measures the change in revenue arising from our leading brands. Leading brand growth has been a key metric used to measure the progress of the Path to Growth programme.

Return on invested capital is profit after tax but excluding net interest on net debt and amortisation or impairment of goodwill and intangible assets both net of tax, divided by average invested capital for the year. Invested capital is the sum of tangible fixed assets and fixed investments, working capital, goodwill and intangible assets at gross book value and cumulative goodwill written off directly to reserves under an earlier accounting policy.

Ungeared free cash flow is defined as cash flow from group operating activities, less capital expenditure and financial investment and less a tax charge adjusted to reflect an ungeared position. It is not a measure of liquidity.

Ungeared free cash flow generation and return on invested capital are key measures of value creation, used to monitor progress towards our long-term strategic objectives.

Tables reconciling certain of these measures to the statutory measures included in the Financial Statements are shown on pages 4 to 6 and throughout the section entitled ‘Operating review’ on pages 24 to 49.

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

Cautionary statement
This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘expects’, ‘anticipates’, ‘intends’ or the negative of these terms and other similar expressions of future performance or results and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report and Accounts on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unilever Annual Report and Accounts 2004     03

Back to Contents

Key performance measures
(including reconciliation to GAAP measures)

Key performance measures 2004 compared with 2003
	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2004 at	rate	2004 at	2003 at	actual	constant
	2003 rates	effects	2004 rates	2003 rates	current rates	2003 rates

Group turnover	41 817	(1 648)	40 169	42 693	(6)%	(2)%
Group operating profit	3 526	(115)	3 411	5 483	(38)%	(36)%

Turnover	42 023	(1 657)	40 366	42 942	(6)%	(2)%

Operating profit BEIA	6 386	(248)	6 138	6 772	(9)%	(6)%
Exceptional items	(1 672)	75	(1 597)	(100)
Amortisation – goodwill and intangible assets	(1 141)	55	(1 086)	(1 143)

Operating profit	3 573	(118)	3 455	5 529	(38)%	(35)%

Operating margin	8.5%		8.6%	12.9%
Operating margin BEIA	15.2%		15.2%	15.8%

Interest and other finance income/(cost)	(753)	64	(689)	(1 013)
Taxation	(806)	24	(782)	(1 527)

Net profit BEIA	4 090	(121)	3 969	3 923	1%	4%
Exceptional items in net profit	(1 102)	45	(1 057)	(67)
Amortisation – goodwill and intangible assets net of tax	(1 088)	52	(1 036)	(1 094)

Net profit	1 900	(24)	1 876	2 762	(32)%	(31)%

EPS – per €0.51 ordinary NV share (euros)	1.94	(0.02)	1.92	2.82	(32)%	(31)%
EPS – per 1.4p ordinary PLC share (euro cents)	29.14	(0.36)	28.78	42.33	(32)%	(31)%
EPS BEIA – per €0.51 ordinary NV share (euros)	4.22	(0.13)	4.09	4.02	2%	5%
EPS BEIA – per 1.4p ordinary PLC share (euro cents)	63.25	(1.88)	61.37	60.31	2%	5%

Key performance measures 2003 compared with 2002
	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2003 at	rate	2003 at	2002 at	actual	constant
	2002 rates	effects	2003 rates	2002 rates	current rates	2002 rates

Group turnover	47 421	(4 728)	42 693	48 270	(12)%	(2)%
Group operating profit	6 014	(531)	5 483	5 007	10%	20%

Turnover	47 700	(4 758)	42 942	48 760	(12)%	(2)%

Operating profit BEIA	7 501	(729)	6 772	7 054	(4)%	6%
Exceptional items	(137)	37	(100)	(702)
Amortisation – goodwill and intangible assets	(1 298)	155	(1 143)	(1 261)

Operating profit	6 066	(537)	5 529	5 091	9%	19%

Operating margin	12.7%		12.9%	10.4%
Operating margin BEIA	15.7%		15.8%	14.5%

Interest and other finance income/(cost)	(1 213)	200	(1 013)	(1 065)
Taxation	(1 656)	129	(1 527)	(1 605)

Net profit BEIA	4 277	(354)	3 923	3 902	1%	10%
Exceptional items in net profit	(96)	29	(67)	(550)
Amortisation – goodwill and intangible assets net of tax	(1 239)	145	(1 094)	(1 216)

Net profit	2 942	(180)	2 762	2 136	29%	38%

EPS – per €0.51 ordinary NV share (euros)	3.01	(0.19)	2.82	2.14	32%	40%
EPS – per 1.4p ordinary PLC share (euro cents)	45.12	(2.79)	42.33	32.16	32%	40%
EPS BEIA – per €0.51 ordinary NV share (euros)	4.39	(0.37)	4.02	3.95	2%	11%
EPS BEIA – per 1.4p ordinary PLC share (euro cents)	65.79	(5.48)	60.31	59.27	2%	11%

The tables above present financial information at both constant and current exchange rates. The basis of calculating performance at constant rates is explained on page 2.

04     Unilever Annual Report and Accounts 2004

Back to Contents

Key performance measures (continued)
(including reconciliation to GAAP measures)

Turnover and underlying sales growth
(at constant exchange rates)	2004	2003
	vs 2003	vs 2002

Underlying sales growth (%)	0.4	1.5
Effect of acquisitions (%)	0.3	0.6
Effect of disposals (%)	(2.8)	(4.3)
Turnover growth (%)	(2.1)	(2.2)

Return on invested capital
Return on invested capital is profit after tax but excluding net interest on net debt and amortisation or impairment(a) of goodwill and intangible assets both net of tax, divided by average invested capital for the year at current rates of exchange. Invested capital is the sum of tangible fixed assets and fixed investments, working capital, goodwill and intangible assets at gross book value and cumulative goodwill written off directly to reserves under an earlier accounting policy.

	€ million	€ million
	2004	2003

Profit on ordinary activities after taxation	2 057	3 011
Add back interest expense (excluding joint ventures and associates) net of tax	439	569
Add back amortisation of goodwill and intangible assets (excluding joint ventures and associates) net of tax	1 029	1 086
Add back impairment charges net of tax(a)	391	–

Profit after tax, before interest and amortisation or impairment of goodwill and intangible assets	3 916	4 666

Year end positions for invested capital:
Tangible fixed assets and fixed investments	6 473	6 854
Stocks	3 758	4 175
Debtors	5 703	5 881
Trade and other creditors due within one year	(9 415)	(9 640)
Goodwill and intangible assets at gross book value	20 456	21 202

Total	26 975	28 472

Add back cumulative goodwill written off directly to reserves	7 246	7 262

Year end invested capital	34 221	35 734

Average invested capital for the year	36 214	37 377

Return on average invested capital %	10.8%	12.5%

(a)	Excluding write-downs of goodwill and intangible assets taken in connection with business disposals.

Unilever Annual Report and Accounts 2004     05

Back to Contents

Key performance measures (continued)
(including reconciliation to GAAP measures)

Ungeared free cash flow
Ungeared free cash flow is cash flow from group operating activities, less capital expenditure and financial investment and less a tax charge adjusted to reflect an ungeared position, all expressed at current exchange rates.

	€ million	€ million	€ million
	2004	2003	2002

Cash flow from group operating activities	6 853	6 780	7 883
Less capital expenditure and financial investment	(1 044)	(1 024)	(1 706)
Less tax charge adjusted to reflect an ungeared position:(b)	(953)	(1 817)	(1 967)

Taxation on profit on ordinary activities	(782)	(1 527)	(1 605)
Tax relief on interest and other finance income/(cost)
(excluding tax relief relating to interest on pensions and similar obligations)	(171)	(290)	(362)

Ungeared free cash flow	4 856	3 939	4 210

(b) The 2004 adjusted tax charge reflects a low rate of tax as a result of non-cash charges taken in the fourth quarter including the Slim•Fast goodwill impairment charge and other exceptional items. Ungeared free cash flow based on actual cash tax paid would be €4.2 billion, a level which is more representative of the underlying trend.

Return on invested capital and ungeared free cash flow are presented as we believe that these ratios are the best indicators of our approach to value creation.

Adjusted EBITDA interest cover
Unilever uses an adjusted EBITDA net interest cover as one of its key measures for the management of its Treasury strategy. For this purpose adjusted EBITDA is defined as: earnings on ordinary activities excluding associates and non-cash share option costs before net interest on net debt, taxation, depreciation, amortisation and impairment divided by net interest on net debt excluding associates. Details of the calculation of adjusted EBITDA and adjusted net interest cover on adjusted EBITDA are given below.

	€ million	€ million	€ million
	2004	2003	2002

Profit on ordinary activities before taxation	2 839	4 538	4 053
Add back share of operating profit of associates before tax	4	23	(7)
Add back non-cash share option costs	218	208	185
Add back net interest	582	799	1 146
Add back depreciation	996	899	1 337
Add back amortisation	1 086	1 143	1 261
Add back impairment	777	–	–

Adjusted EBITDA	6 502	7 610	7 975

Net interest	628	847	1 173
Less interest of associates	(46)	(48)	(27)

Adjusted net interest	582	799	1 146

Adjusted net interest cover based on adjusted EBITDA (times)	11.2	9.5	7.0

Effect of depreciation, amortisation, impairment and other adjustments above (times)	(5.3)	(2.8)	(2.5)

Net interest cover (times)	5.9	6.7	4.5

06     Unilever Annual Report and Accounts 2004

Back to Contents

Financial highlights
at current rates of exchange

Combined earnings per share and dividends per share
	Ordinary €0.51 shares of NV(a)			Ordinary 1.4p shares of PLC
	2004	2003	2002	2004	2003	2002

Basic earnings per share (euros)	€1.92	€2.82	€2.14	€0.29	€0.42	€0.32
Effect of exceptional items net of tax	€1.10	€0.07	€0.56	€0.16	€0.01	€0.08
Effect of amortisation of goodwill and intangible assets net of tax	€1.07	€1.13	€1.25	€0.16	€0.17	€0.19
Basic earnings per share BEIA (euros)	€4.09	€4.02	€3.95	€0.61	€0.60	€0.59

Basic earnings per share (pence)				19.51p	29.26p	20.19p
Effect of exceptional items net of tax				11.15p	0.73p	5.31p
Effect of amortisation of goodwill and intangible assets net of tax				10.95p	11.70p	11.72p
Basic earnings per share BEIA (pence)				41.61p	41.69p	37.22p

Diluted earnings per share (euros)	€1.85	€2.74	€2.08	€0.28	€0.41	€0.31
Diluted earnings per share (pence)				18.78p	28.40p	19.59p

Dividend per share (euros)	€1.89	€1.74	€1.70
Dividend per share (pence)				19.15p	18.08p	16.04p

Combined earnings per share and dividends per share for shares traded on the New York Stock Exchange
(on a UK GAAP basis) in US dollars
	New York €0.51 shares of NV(a)			5.6p American Depositary Receipts of PLC
	2004	2003	2002	2004	2003	2002

Basic earnings per share	$2.38	$3.18	$2.02	$1.43	$1.91	$1.21
Effect of exceptional items net of tax	$1.36	$0.08	$0.53	$0.82	$0.05	$0.32
Effect of amortisation of goodwill and intangible assets net of tax	$1.33	$1.27	$1.16	$0.79	$0.76	$0.70
Basic earnings per share BEIA	$5.07	$4.53	$3.71	$3.04	$2.72	$2.23

Diluted earnings per share	$2.29	$3.08	$1.96	$1.37	$1.85	$1.17

Dividend per share(b)(c)	$2.41	$2.05	$1.85	$1.42	$1.26	$1.02

(a)	For NV share capital, the euro amounts shown above and elsewhere in this document are representations in euros on the basis of Article 67c of Book 2 of the Civil Code in the Netherlands, rounded to two decimal places, of underlying share capital in Dutch guilders, which have not been converted into euros in NV’s Articles of Association. Until conversion formally takes place by amendment of the Articles of Association, the entitlements to dividends and voting rights are based on the underlying Dutch guilder amounts.
(b)	Rounded to two decimal places.
(c)	Actual dividends payable for 2004 on NV New York shares and American Depositary Receipts of PLC may differ from those shown above, which include final dividend values calculated using the rates of exchange ruling on 9 February 2005 (€1.00 = $1.2762, £1.00 = $1.8618).

Unilever Annual Report and Accounts 2004     07

Back to Contents

Chairmen’s statement

In 2005 we expect the tough trading conditions experienced over the past 12 months to continue. However, the changes we have made to our structure and the measures we have taken to increase competitiveness will allow us to retain flexibility to build the long-term health of our business in changing circumstances.

Introduction
In February 2005, when we first reported on our performance in 2004, we also announced far-reaching changes to our organisation and a change of roles for ourselves. We believe it is important to explain why these changes were necessary and why we are confident that, once fully implemented, they will put your business in the best possible shape to succeed in the competitive battles ahead.

At the end of our five-year Path to Growth period we are not where we set out to be. Despite many achievements in simplifying the brand portfolio, in increasing margins and capital efficiency, in restoring financial flexibility and in many other areas, we do not end this period of Unilever’s history with the level of growth we wanted. This is not because our portfolio is incapable of growth. Our portfolio is strong, and is capable of generating the growth we need, but we have not been fast enough in reacting to toughening market conditions and increased competitive challenges.

We are now facing up to these challenges and also putting in place the organisational changes required.

What will change
Starting last September we increased the level of investment behind our brands, through more aggressive pricing and higher advertising expenditure. We intend to sustain this policy and make our portfolio work harder in a number of ways. We will continue to build our big brands through innovation and increased marketplace investment. At the same time we will better use the whole of our brand portfolio to leverage our category strength and drive market share. We recognize that we must also be smarter and more disciplined in execution – faster roll-out of innovations and more focus on building productive relationships with our customers. We will fund much of this through increased productivity.

New organisation
We will reshape the organisation to support the drive for increased competitiveness. We will de-layer the organisation between the Boards and the operating units, and clearly separate responsibility for brand development and category management on the one hand and country and customer development on the other. In all cases there will be clear single-point accountability.

For 75 years the Joint Chairmen and Chief Executive model has served us well. However, to further improve governance and organisational effectiveness, we have now decided that your business will be better served by a single Non-Executive Chairman responsible for running the Boards and a single Chief Executive Officer responsible for running the business. Antony will become Non-Executive Chairman for both Unilever N.V. and Unilever PLC at the Annual General Meetings in May, and he will lead a study of Unilever’s corporate structure. Although our structure has met our needs until now, we believe it is time for a thorough review. We expect Antony to be succeeded by an independent Non-Executive Chairman in the course of 2007.

Bertrand Collomb will become Non-Executive Vice-Chairman of both parent companies in addition to his role as the Senior Independent Director.

Patrick becomes the new Group Chief Executive and assumes full operational responsibility for the business, accountable for all aspects of the company’s operations and performance. He will lead a small Executive team comprising three Regional Presidents, two Category Presidents and functional leaders for Finance and HR. We are dismantling the current divisional and business group structures to simplify and speed up decision making and substantially reduce the size of the top management team. New Regional Presidents for Europe, The Americas and Asia/Africa, Middle East and Turkey (AMET) will be profit responsible and charged with implementing proven brand mixes in their region across Foods and Home and Personal Care (HPC). There will be a greatly enhanced focus on our customers. The Category Presidents will assume responsibility for the entire brand development process including innovation, R&D, brand positioning and communication and category strategies.

One Unilever
We expect to fund future growth largely through cost savings. Some of these will come from the global One Unilever programme, which commenced in 2004. Its goal is to eradicate duplication, leverage Unilever’s scale and help people focus on our consumers, customers and the marketplace. The latest changes are completely congruent with and build upon the One Unilever principles.

Path to Growth
2004 marked the final year of Path to Growth, a bold transformational agenda designed to bring about a step change in growth and profitability. While many of the milestones set have been met, sustained top-line growth has not been achieved.

In many ways we are a stronger business than we were five years ago and we have valuable assets on which we can build – excellent market positions in our chosen categories and in the faster growing regions of the world; a focused brand portfolio with 12 brands achieving sales in excess of €1 billion a year and nearly two-thirds of our turnover coming from brands in excess of €0.5 billion. Our Vitality mission unites us all. It is a compelling vision that is right for our consumer, right for our brands and right for our business.

However, after a promising start, including two good years of growth and market share gains in 2001 and 2002, the initial progress was not sustained. Although markets have been tougher than expected over the past 18 months, some market share has also been lost. There were three fundamental reasons for this. Firstly, we let a range of targets limit our flexibility. Secondly, we did not adjust our plans quickly enough to react to a more difficult business environment. Finally, we took our eye off our competitiveness, and our execution could have been sharper.

08     Unilever Annual Report and Accounts 2004

Back to Contents

Chairmen’s statement
(continued)

2004
2004 was clearly a very disappointing year for Unilever. Underlying sales growth was 0.4%, with leading brands growth of 0.9%. Operating margin BEIA was 15.2%, 0.6% lower than in 2003. This reflects a decline in price, slightly higher advertising and promotion expenditure and unrecovered overheads following disposals. The impact of increased commodity costs in the year was fully offset by procurement savings. In spite of lower operating profit, earnings per share BEIA grew by 5%, boosted by lower tax and financing costs. Net borrowing costs were reduced by 19% in the year with both net debt and interest rates lower than last year. The financing costs of pensions were also lower.

The fourth quarter saw a planned step-up in restructuring costs with the start of the implementation of the overheads simplification project, One Unilever, announced in mid-2004. In addition, a charge of €650 million (€591 million at current exchange rates) was taken for the impairment of goodwill for Slim•Fast. The weight management category declined significantly in the second half of 2004 reflecting a declining interest by consumers in the more extreme low-carb diet. Consumers as yet have not been attracted back to the more conventional weight management programmes such as Slim•Fast; recovery will therefore take longer than expected and will be from a substantially smaller base. A €177 million (€169 million at current exchange rates) provision was made for the potential repayment of certain sales tax credits in Brazil.

Cash flow, however, was again strong, which together with the weaker US dollar enabled net debt to be reduced to €9.7 billion at current exchange rates. This has enabled an increased dividend pay-out for 2004 and the announcement of a share buy-back programme for 2005.

Board changes
At the Annual General Meetings in May four of our Directors will be retiring. Clive Butler, Keki Dadiseth, and André van Heemstra have all had long and distinguished careers as Unilever executives. Clive has been a Director since 1992 and most recently served as Corporate Development Director. Keki joined the Boards in 2000 and has been a Divisional Director for the HPC business since 2001. André has been Personnel Director since joining the Boards in 2000.

Also retiring is Claudio Gonzalez, one of our Non-Executive Directors. We would like to thank them all for their valuable contribution during their years of service.

Ralph Kugler has been nominated for election as an Executive Director at the Annual General Meetings in May. He is currently Business President – Home and Personal Care – Europe.

Looking to the future
We expect a tough environment in 2005. Market growth will continue to be constrained by a difficult retail environment in the developed world and no let-up in the level of competitiveness we face in developing and emerging markets.

Our overriding objective is to return the business to healthy growth.

2005 is the 75th anniversary of the foundation of Unilever. With the changes we have put in place, with a small and committed leadership team, with dedicated and talented people, we are confident that Unilever will deliver another 75 years of sustained growth and increased shareholder value through serving the needs of our consumers and customers around the globe.

We remain completely committed to delivering Total Shareholder Return in the top third of our peer group. We will measure our progress by Free Cash Flow generation and an improvement in the Return on Invested Capital. We believe these are the best measures of value creation: in addition, they allow us to retain the flexibility to build the long-term health of your business in changing circumstances.

2004 was a testing year but together we have come through it as a strong team. We would like to thank all of our employees around the world for their loyalty and effort. We are fortunate in having such talented and diverse people. We know we can count on their continued support and redoubled efforts in 2005 and beyond.

Unilever Annual Report and Accounts 2004     09

Back to Contents

About Unilever

The figures quoted in the following discussion on pages 10 to 16 are in euros, at current rates of exchange, ie. the average or year-end rates of each period.

Description of business
Unilever is one of the world’s leading suppliers of fast moving consumer goods across foods, home and personal product categories. Unilever’s portfolio includes some of the world’s best known and most loved brands.

Business structure
Our operations are currently organised into two global divisions – Foods and Home and Personal Care (HPC) – headed by Divisional Directors. This structure allows the appropriate focus on foods and home and personal care activities at both regional and global levels and allows us to optimise synergies across the product portfolio.

The two divisions’ operations are currently organised into business groups on a regional basis, with certain exceptions: the global businesses of prestige, our fragrance business within HPC, and Unilever Foodsolutions within Foods. The regional and global businesses are currently headed by Business Presidents. These businesses remain the driving force behind Unilever, comprising the operating companies which provide the key interface with customers and consumers, allowing quick response to the needs of local markets.

On 10 February 2005 we announced that we will introduce a new, simpler structure in 2005. The existing HPC and Foods regional business groups will be integrated into single regional managements represented by three Regional Presidents who will drive business unit performance, have profit and loss responsibility and strong customer/go-to-market focus. In addition there will be two Category Presidents responsible for developing category strategies and brand positioning, and driving innovation. The new structure will be effective from April 2005.

Full details of significant acquisitions and disposals can be found on pages 20 and 21.

Foods
Unilever is one of the leading food companies in the world. Its mission is to add vitality to life by meeting everyday needs of people everywhere, through branded products that make people enjoy food, enjoy health, enjoy life.

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

Spreads and cooking products
We lead the spreads and cooking products category with two key brand families with increasingly consistent positionings around the world. Healthy heart brands Becel and Flora deliver strong growth, particularly with pro•activ, through health benefits enabling people to enjoy life to the full. Family brands including Rama, Blue Band and Country Crock are building a positioning based on tasty, nutritious foods for the family.

Beverages
We lead the market in tea-based beverages with Lipton, the global market leader in leaf and ready-to-drink tea. Innovations, including Lipton Ice Tea Green and Lipton Aquae, target the growing market for healthy, refreshing beverages. Our joint venture, the Pepsi Lipton International partnership, helps us to extend the reach of our brands through a distribution network complementary to our own supply chain. Consumers increasingly demand healthier options in their food and drinks. We respond with products and brands across our portfolio including Slim•Fast, whose range includes meal replacement drinks, soups and snack bars. In developing and emerging markets, we meet consumers’ needs for good nutrition in affordable formats with Annapurna and, under AdeS, a range of tasty, nutritional, soy-based drinks.

Ice cream and frozen foods
We are the world’s leading producer of ice cream, with sales in more than 40 countries. Ice cream products under the Heart brand, including Cornetto, Magnum, Carte d’Or and Solero, are sold internationally. Breyers, Ben & Jerry’s, Klondike and Popsicle are leading North American-based brands. Ben & Jerry’s is also sold in Europe.

Our frozen foods business is number one in Europe, focused on the Iglo/Birds Eye/Findus brand family.

Unilever Foodsolutions
Although not a separate reporting category as its results are reported within the categories above, Unilever Foodsolutions is our global food service business providing solutions for professional chefs and caterers. For example, it provides pre-prepared ingredients that save time and new ways of serving food on a large scale at consistent quality.

Home and Personal Care
Unilever Home and Personal Care has some of the world’s most successful brands, such as Dove, Lux, Omo and Surf. All its brands are about looking good, feeling good and getting more out of life. With a strong heritage in hygiene and personal care, combined with deep consumer insights, our brand portfolio adds vitality to life and delivers value to our business.

Home care
We are market leaders in laundry products in developing and emerging markets, and hold number two positions in North America and most of Europe. Our products have been developed to meet the diverse range of consumer needs to clean and care for their clothes. They include tablets for convenience, traditional powders and liquids for washing by hand or machine. Tailored products, including soap bars, are available for lower income consumers.

10     Unilever Annual Report and Accounts 2004

Back to Contents

About Unilever
(continued)

Our brands include Comfort, Omo, Radiant, Skip, Snuggle and Surf, and they are available in over 100 countries.

Our household care products are designed to meet most cleaning and hygiene needs around the home. In this category, our heartland is Europe, where Cif and Domestos hold strong positions in the key markets in which they operate.

Personal care
We lead the global deodorants and skin cleansing markets, and are in the top three in daily hair care and mass-market skin care. Six global brands – Axe, Dove, Lux, Pond’s, Rexona and Sunsilk – are the core of our business in these categories. They are complemented by Suave, mainly in North America, and ‘health brands’ such as Clear, Lifebuoy and Vaseline, together with a selection of regional and local ‘jewels’.

In oral care we have strong positions in a number of countries in Europe and in developing and emerging markets, particularly with our Signal and Close Up toothpaste brands.

Our global prestige fragrance business is based on the Calvin Klein range, which includes cK one, Eternity and Obsession, complemented by ranges developed with other designers.

Other operations
To support our consumer brands, we have invested in tea plantations in India and Africa and palm oil plantations in Africa.

Corporate venture activities
In 2004 Unilever reviewed the progress of its venturing activities and decided to increase the funds available for investment to €250 million and to extend the period to five years (2002-2006). These funds are invested in venturing activities to build business opportunities that fit our core business interests in Foods and Home and Personal Care. Of this, we have committed €97 million to Langholm Capital Partners Fund, which invests in private European companies with above-average longer-term growth prospects. It has invested in Physcience, a French natural food supplements business, and Noiro, the leading company in the mass prestige personal care market in Finland.

Up to €120 million will be invested over the five years, in two venture funds of our own, Unilever Ventures and Unilever Technology Ventures. Unilever Ventures acts as an early stage business development fund for businesses both from within Unilever and from outside. During 2004 its major new investments have been in Alleggra, a healthy egg replacement business, Re-aqua Beauty Centres in the UK and the Biotechnology Application Centre in the Netherlands, a technology spinout from Unilever. Unilever Technology Ventures invests in technology funds and start-up companies. It has invested in a life science and a materials science fund, as well as in companies working in haplotyping genomics technology, systems biology, radio frequency identification, plant science and water purification.

As at 31 December 2004 we have invested €100 million in all our venture activities.

Technology and innovation
In 2004 Unilever spent €1 040 million on research and development, representing 2.6% of our turnover. Our R&D groups respond to emerging consumer needs – revealed in our carefully researched consumer insights – and supply a stream of innovation.

Corporate Research and Unilever Technology Ventures search out and identify new technology, which is fed through to the divisional R&D programmes.

Foods and HPC also use external scientists who are at the forefront of their own fields to review their R&D programmes and ensure that they are at the leading edge of scientific excellence.

In Home Care, we continued to roll out new technologies under the Omo brand, including laundry bars optimised for great cleaning performance in Africa and Asia. The Radiant brand launched new formulations to improve fabric colour protection in South Africa.

For our Comfort fabric conditioner we launched our first-ever ‘unit dose’ conditioner capsules in the UK, while in Vietnam, we launched a concentrated variant of Comfort.

Our Domestos bleach business returned to growth in 2004, thanks to an innovation leading to the ‘thickest-ever’ bleach, which was developed by our global technology centre in Italy.

In personal care, there have been important global initiatives. Dove has been relaunched with new graphics and packaging across skin, hair and deodorants. Lux launched a new range of bars, with a step change in sensorial benefits, together with outstanding fragrances and new packaging. Axe deodorant in North America now offers longer-lasting fragrances, while in other regions 24-7 and the new Touch variant have been launched.

In oral care, the family brands Signal and Pepsodent were relaunched, incorporating a new technology allowing extended protection. The design centre in Italy also launched two new toothbrushes: a top-performance brush with new bristle technology giving superior plaque removal and an affordable four-pack of brushes launched from India.

We have also developed an internet-based system that will bring the power of the net to people in rural India as part of a marketing initiative in Hindustan Lever. The pilot has been very successful and the algorithms developed as part of this project are more widely applicable as a tool for consumer dialogue.

In savoury, R&D has been aligned to the new Vitality mission with innovation in soups linked to naturalness and nutrition benefits. Innovations included the launch of chilled soups, together with new pack formats. Knorr innovations in cooking aids included Cubitos seasoning cubes, powdered seasonings and ‘meal makers’, targeted at developing and emerging markets.

Unilever Annual Report and Accounts 2004     11

Back to Contents

About Unilever
(continued)

In spreads and cooking products, we extended pro•activ from cholesterol-lowering spreads into milk, yoghurts and mini yoghurt drinks. Like the original pro•activ spread, these new products are all enriched with plant sterols.

In beverages, Lipton entered the healthy (‘functional’) water segment in Europe with Aquae. In leaf tea, flavoured and herbal tea extensions are being built on the ‘pyramid bag’ innovation, and a campaign on tea antioxidants in the US is promoting the health benefits of tea.

In response to the rising consumer trend in healthier eating, ice cream has launched a wide range of ‘healthier options’ in all regions. Our technology for the molecular control of ice cream ingredients, which allows us to control ice cream ‘characteristics’ by controlling ice particles, gained regulatory approval in a further six countries in 2004, enabling it to be launched in Asia and the US. Our global roll-out of the technology continues.

Under the Hellmann’s, Wishbone, Calvé and Amora brands we launched a series of innovations around Vitality, including cholesterol-free mayonnaise in Mexico and extra light mayonnaise in the UK. We also started a market test for chilled ready-to-eat salads under the Hellmann's brand in the US.

We have responded to the emerging popularity of low-carb diets in the US. We launched Carb Smart low-carb ice creams under the Breyers, Klondike and Popsicle brands. A range of foods, including dressings, peanut butter and snacks, were launched under the Carb Options platform. A range of Carb Options products were also launched in Australia, Canada and the UK. We also launched the Optima range of bars and shakes under the Slim•Fast brand.

Bertolli innovations included the relaunched pasta sauce range and we also introduced a range of premium quality pasta sauces. This is part of the transformation of Bertolli from an olive oil brand to a world-leading Italian food brand.

Unilever filed a total of 370 new patent applications in 2004, which will lead to innovations during 2005 and beyond.

Information technology
In 2004, there has been a continued drive towards a more simplified business by standardising processes within our transaction systems. Initiatives in Europe, Latin America, sub-Saharan Africa and North America are progressing well.

The Latin American information, process and system harmonisation and simplification programme - ‘Orchestra’, advanced significantly during 2004. This has been deployed to over 110 sites and 9 400 users in Brazil, Greater Andina, Chile, River Plate and Mexico to cover 60% of the Latin American business. The information management component of this programme has won external recognition for excellence.

In Asia a demand and supply network planning tool is now live in eleven countries, the Unilever standard data warehouse is available in nine countries with twelve countries using the regional e-Commerce hub.

Our sales force strategic automation technology – Siebel – continues to be deployed across the business. Good progress has been achieved in Asia and Latin America, using low-cost hand held devices, sharing learning and best practice across regions. An Asian trade funds management system has been implemented in two units, with the rest of the region to follow in 2005/2006.

In North America we are participating in RFID (radio frequency identification) pilots with Wal-Mart (working as one of their lead suppliers) linked to our broader data synchronisation efforts to improve the quality and speed of information sharing between us and our customers.

We made further progress in the area of information standardisation and management in support of global and regional business processes. We remain committed to the active support for industry data standardisation with strong involvement in key initiatives, which include chairing the Global Data Standards Network organisation, GDSN Inc.

Our outsourced voice, data and mobile communications agreement with BT has been successfully implemented across the globe, delivering both cost and service improvements. This has proved to be a ground breaking and innovative partnership.

The Unilever Portal, a common entry and navigation software technology, has been deployed to over 40 000 users in Europe and 6 000 users in North America. In Europe this has enabled a reduction of over 50 traditional intranet sites. We have agreed upon a global licensing of this technology and will continue deployment to establish one environment for information and access within Unilever.

Environment
We improved our performance in managing the impact of our manufacturing activities on the environment, and our three sustainability initiatives – agriculture, fish and water – continue to make good progress.

Our manufacturing operations use seven parameters to measure the emissions from our factories and set targets for eco-efficiency. In 2003 (latest available figures) we continued to improve on our 2002 performance, meeting four of our targets. We failed to hit our targets for hazardous and non-hazardous waste and CO2 from energy emissions.

We have reduced the unit load of sulphur oxides emitted from our factories by 64% since 1995. We have also made significant reductions in energy and water consumption and reduced the levels of waste generated by our operations.

12     Unilever Annual Report and Accounts 2004

Back to Contents

About Unilever
(continued)

Setting targets and monitoring our progress against them are an important part of our systematic approach to reduce our impact on the environment. Detailed performance information is published in our summary environment report and on our website.

More than two-thirds of the raw materials used in our products come from agriculture. This led us to develop our Sustainable Agriculture Programme, which, together with our partners, we are implementing across our supply chain.

In 2004, the roll-out of our Good Agricultural Practice guidelines (GAP) for our crops gained momentum. We published guidelines in local languages for sustainable tea production in India, Kenya and Tanzania.

We are a founding member of the Roundtable on Sustainable Palm Oil (RSPO), a multi-stakeholder initiative set up in 2003 with the WWF (formerly the Worldwide Fund for Nature). The RSPO now has 55 members and 17 affiliate members, and has produced a draft framework document on the criteria for palm oil sustainability.

The first steps have been taken to extend our agricultural initiatives to all major vegetable oils, including olive, rape, soya and sunflower.

In Europe, we now buy more than half our fish from sustainable fisheries and expect this figure to rise to around 60% in 2005. Although this falls short of the 100% target we set ourselves in 1996, substantial improvements have been made in difficult circumstances, such as the unforeseen length of the certification process. We continue to engage with fisheries that have not yet fully adopted the disciplines of sustainable production and will continue to work with them on improvement programmes.

The Marine Stewardship Council (MSC), which we co-founded with the WWF in 1996 and have supported since it became independent in 1999, has established a global standard for sustainable fisheries. As one of the world’s largest buyers of frozen fish, we encourage all our suppliers to work towards the MSC Standard. We currently sell Alaskan pollock, South African hake and New Zealand hoki sourced from fisheries certified to the MSC Standard.

Ensuring clean water supplies is fundamental to our business. As part of our Sustainable Water Initiative, we have looked at our water use through the full life cycle of our products – from sourcing raw materials to consumer use. This has given us a global picture – our imprint – of the way we impact on water resources. It tells us water use is concentrated in the growing of raw materials and in the use of our products by consumers. Our latest figures show that we have more than halved water consumption in our factories since 1995. In Latin America, for example, the Medusa project to improve water efficiency has saved in excess of 700 000 cubic metres of water since June 2003.

In India, Hindustan Lever Limited has launched a handwash laundry product, Surf Excel Quick Wash, with a low-foaming formulation, which reduces the amount of water needed for rinsing by up to two buckets a wash. The launch was combined with a consumer education programme in areas with water shortages.

For more information about Unilever’s environmental and social activities, visit www.unilever.com/ourvalues/environmentandsociety/.

Corporate responsibility
We believe by doing business in a responsible way we have a positive social impact. We invest in local economies, develop people’s skills and create and share wealth, working in partnership both locally and internationally.

Bringing our values to life – and backing up our commitments with actions – is achieved by engaging with our stakeholders and building relationships with organisations that share our goals. One example is our work with the UN Global Compact, a multi-sector forum that brings together business, international and civil society organisations to tackle poverty and help build sustainability.

We work directly with the Compact at local and international levels and in January 2004 hosted a workshop to share learning on the development of small and medium-sized enterprises. These businesses are a key contributor to economic development by providing employment, developing skills and generating prosperity.

There are many other examples where we share our business expertise and knowledge to benefit the communities in which we operate. In Africa our operating companies have been managing issues caused by the HIV/AIDS epidemic since the 1980s. We have developed education and prevention programmes for our people and have made them freely available to local communities and on the web.

Another example is our Lifebuoy Swasthya Chetna programme, which is the biggest rural health and hygiene educational programme ever undertaken in India. Our goal is to help educate people about basic hygiene habits, including washing their hands with soap. We work with parents, health educators, teachers, community leaders and government agencies to spread the message. In 2004 the programme covered 18 000 villages and reached 70 million people.

In 2004, we continued our active engagement in voluntary initiatives, spending €65 million on community projects. The tsunami disaster in South East Asia evoked an immediate response from our companies in the region. We lent manpower and time, threw open our distribution networks and donated appropriate products and money where they were needed most – on the ground in the affected areas. Contributions by employees to the Unilever Disaster Relief Fund were matched by Unilever, to give a total of €1.4 million.

Our oral care brands have signed a partnership with the World Dental Federation that will focus on promoting improved oral health for people around the world. Becel/Flora continues to work with the World Heart Federation.

Unilever Annual Report and Accounts 2004     13

Back to Contents

About Unilever
(continued)

In December 2004, we joined forces with UNICEF to tackle UN Millennium Development Goal 4, which aims to reduce mortality rates among children under five by two-thirds over the next ten years. We will work closely with UNICEF and bring to the partnership our knowledge of nutrition and hygiene. We have proven ability in delivering affordable products to low-income consumers and experience of contributing to sustainable development in different regions of the world.

Interest in how we manage our own operations now extends to supply chain relations. We want to work with suppliers who have values similar to our own and work to the same standards as we do.

As part of our commitment to this we have developed a Business Partner Code, aligned to our own Code of Business Principles. It comprises 10 principles covering business integrity, and responsibilities relating to employees, consumers and the environment. We are working towards positive assurance of adherence to the Code from all first-tier suppliers by the end of 2005.

The values that inspire us and govern the way we manage our business are clearly set out in our Corporate Purpose and Code of Business Principles. They provide a framework within which our managers can operate and be held accountable. The Code sets out our respect for the human rights of our employees, including freedom of association and labour union membership. Some of our employees are members of such unions.

In 2004, we completed the world-wide roll-out of a confidential ethics hotline, introduced as a way for our people to raise concerns relating to our business principles. We are carrying out ‘pulse’ checks to ensure that employees are aware of the hotline and understand its importance.

We communicate our performance and the progress we are making through the Environment and Society section of our website and publish summary social and environmental reports. We are also producing a series of articles, ‘Global Challenges: Local Actions’, on how we are working with a range of external partners to tackle issues such as nutrition, hygiene and sustainable development. For more information visit www.unilever.com/ourvalues/environmentandsociety/.

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

We support efforts to create a more open competitive environment through the liberalisation of international trade. We support the fuller implementation of the Single European Market and inclusion of other European countries in the European Union.

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

Exports
We sell our products in nearly all countries throughout the world and manufacture in many of them. We export a wide range of products to countries where we do not make them. For example, inside the European Union we make many of our products in only a few member countries, for sale in all of them. The chosen manufacturing configuration is generally determined by an optimised regional sourcing strategy which takes account of requirements for innovation, quality, service, cost and flexibility.

Seasonality
Certain of our businesses, such as ice creams and prestige fragrances, are subject to significant seasonal fluctuations in sales. However, Unilever operates globally in many different markets and product categories. No individual element of seasonality is likely to be material to the results of the Group as a whole.

14     Unilever Annual Report and Accounts 2004

Back to Contents

About Unilever
(continued)

People

Number of employees
Year end in thousands	2004	2003	2002	2001	2000

Europe	52	55	60	71	80
North America	18	20	21	22	39
Africa, Middle East
and Turkey	51	52	52	49	48
Asia and Pacific	73	77	82	85	84
Latin America	29	30	32	38	44

Total	223	234	247	265	295

Our people’s creativity, energy and passion drive our business. This is most evident during periods of change and under challenging trading conditions. We are working hard to build global teams equipped to deliver business growth.

Unilever is consistently ranked among the world’s most admired employers and is known to be a company that puts its people first. We strive to stay connected and carry out world-wide people surveys and ‘pulse’ checks to gain valuable feedback and insight, which we use to help shape our future direction. In 2004 our biennial Global People Survey had an 86% participation rate.

We want our people to feel directly involved in the performance of the business, so encourage participation in employee share plans; our internal communication processes help ensure that our people relate to the business.

One of our ongoing goals is to help our business leaders connect to our people around the world and achieve a shared understanding of our business achievements and future challenges.

Unilever is one of the most diverse companies in the world, with 223 000 people in around 100 countries. We believe that as our people grow, each in their own way, so our business grows.

In Unilever, diversity is about inclusion – embracing our differences and creating an environment that inspires people to contribute to our business. We continue to create a community that encourages individuals to be themselves within a framework of shared values and goals. This means giving full and fair consideration to all applicants and continuing development to all employees, regardless of gender, nationality, race, creed, disability, style or sexuality.

In 2004, we launched an online toolkit that helps our managers promote diversity. The toolkit asks managers to take part in a three-step process to ‘engage, participate and believe’ and provides resources to suit a range of different learning styles.

We have had some success. More than 30% of our managers are women and our senior management team is made up of 32 nationalities.

We encourage our people to learn continuously, to pursue their personal goals and develop professionally. To help achieve this we have established a community of learning academies for professional skills training in Finance, Human Resources, Information Technology, Marketing, Supply Chain and Customer Development. Increasingly our academies link up and share best practice and learning across the business.

Our HR Academy, through its Business Partners Development Programme, is leading the way in building the skills and competencies of our HR managers who work closely with our business leaders. In 2004, the academy trained 108 HR managers, covering 48 nationalities based in more than 50 countries. A highlight of 2004 was the opening of our refurbished international management training centre, Four Acres. The facility exploits state-of-the-art technology, making it possible for employees to access learning and business presentations from their desktops wherever they are in the world.

A key enabler for our future success is to take our best people and create global teams. We now have global brand teams, in addition to global teams in finance, HR and supply management. These teams are increasingly supported by regional ‘shared services’ in support functions. This evolving organisation is creating a streamlined structure that is able to focus more on delivering growth.

In 2004 work started on redeveloping our Corporate Centre building in London, following completion of that in Rotterdam. The objective is to stimulate new ways of working together. This has been done to shape our business for future growth and to foster a sense of belonging to a truly international business.

Related party transactions
Transactions with related parties are conducted in accordance with the transfer pricing policies described on page 98 and consist primarily of sales to joint ventures and associates. Other than those disclosed in this report, there were no related party transactions that were material to the Group or to the related parties concerned that are required to be reported in 2004 or the preceding two years.

In approximately 40 countries, our associated company, JohnsonDiversey Inc., acts as Unilever’s sole and exclusive sales agent for professional channels, in respect of cleaning products, in return for which it receives an agency fee. In 2004 Patrick Cescau, the Chairman of Unilever PLC, purchased a house from an NV group company. We confirm that the full Boards, acting on the recommendation of the Remuneration Committee and without the participation of Mr Cescau, gave their prior approvals to the purchase, which was made at full market value based on two independent valuations of the property.

Further information is given in note 31 on page 147. Information concerning guarantees given by the Group is stated in note 25 on page 134 and under ’Mutual guarantee of borrowings’ on page 53. Guarantees are also given within the Group by the parent companies, as described on pages 170 and 173.

Unilever Annual Report and Accounts 2004     15

Back to Contents

About Unilever
(continued)

Intellectual property
We have a large portfolio of patents and trademarks, and we conduct some of our operations under licences which are based on patents or trademarks owned or controlled by others. We are not dependent on any one patent or group of patents. We use our best efforts to protect our brands and technology.

Description of our properties
We have interests in properties in most of the countries where there are Unilever operations. However, none is material in the context of the Group as a whole. The properties are used predominantly to house production and distribution activities and as offices. There is a mixture of leased and owned property throughout the Group. There are no environmental issues affecting the properties which would have a material impact upon the Group, and there are no material encumbrances on our properties. Any difference between the market value of properties held by the Group and the amount at which they are included in the balance sheet is not significant. See the schedule of principal group companies and fixed investments on page 165 to 168 and details of tangible fixed assets in note 10 on page 114.

We currently have no plans to construct new facilities or expand or improve our current facilities in a manner that is material to the Group.

Legal and arbitration proceedings and regulatory matters
We are not involved in any legal or arbitration proceedings and do not have any obligations under environmental legislation which we expect to lead to material loss or expenditure in the context of the Group results. None of our Directors or Officers are involved in any such material legal proceedings.

In 1999 NV issued €0.05 preference shares as an alternative to a cash dividend. In March 2004 NV announced its intention to convert those preference shares into ordinary NV shares in the first quarter of 2005. A number of holders of these preference shares raised objections to this and asked the Enterprise Chamber of the Amsterdam Court of Appeal to conduct an inquiry. On 21 December 2004 the Enterprise Chamber decided to order an inquiry to be carried out. As at 25 February 2005, this inquiry is ongoing. An additional request to forbid the conversion was rejected by the Enterprise Chamber. Further information is given in note 22 on page 132.

Unilever has businesses in many countries and from time to time these are subject to investigation by competition and other regulatory authorities. One such matter concerns ice cream distribution in Europe, notably the issues of outlet and cabinet exclusivity. In October 2003, the Court of First Instance in Luxembourg ruled in favour of the European Commission’s decision banning Unilever’s Irish ice cream business, HB Ice Cream, from seeking freezer cabinet exclusivity for their products in the Irish market. HB Ice Cream has submitted an appeal against the decision of the Court of First Instance in Luxembourg. If unsuccessful, then freezer exclusivity in Ireland will be unenforceable in outlets which only have HB freezers. Similar consequences may apply in specific European markets with equivalent structures to those described in the decision.

During 2004 the Federal Supreme Court in Brazil (local acronym STF) announced a review of certain cases that it had previously decided in favour of taxpayers. As a result of this action we have established a provision of €169 million for the potential repayment of sales tax credits in the event that the cases establishing precedents in our favour are reversed.

Also in Brazil, and in common with many other businesses operating in that country, one of our Brazilian subsidiaries received a notice of infringement from the Federal Revenue Service. The notice alleges that a 2001 reorganisation of our local corporate structure was undertaken without valid business purpose. If upheld, the notice could result in a significant tax claim in respect of prior years. The 2001 reorganisation was comparable to that used by many companies in Brazil and we believe that the likelihood of a successful challenge by the tax authorities is remote. This view is supported by the opinion of outside counsel.

Government regulation
Unilever businesses are governed, in particular, by laws and regulations designed to ensure that their products may be safely used for their intended purpose and that their labelling and advertising are truthful and not misleading. Unilever businesses are further regulated by data protection and anti-trust legislation. Important regulatory bodies in respect of our businesses include the European Commission and the US Food and Drug Administration.

We have processes in place to ensure that products, ingredients, manufacturing processes, marketing materials and activities comply with the above-mentioned laws and regulations.

16     Unilever Annual Report and Accounts 2004

Back to Contents

Financial review

Basis of reporting and discussion
Our accounting policies are based on United Kingdom generally accepted accounting principles (GAAP) and UK and Netherlands law. These differ in certain respects from United States GAAP. The principal differences are described on pages 155 to 159. We have shown reconciliations to net income and capital and reserves under US GAAP on pages 154 and 155.

For definitions of key ratios referred to in this review please refer to page 149.

Reporting currency and exchange rates
Foreign currency amounts for results and cash flows are translated from underlying local currencies into euros using annual average exchange rates; balance sheet amounts are translated at year-end rates except for the ordinary capital of the two parent companies. These are translated at the rate prescribed by the Equalisation Agreement of £1 = Fl. 12, and thence to euros at the official rate of €1.00 = Fl. 2.20371 (see Corporate Governance on page 52).

The figures quoted in the following discussion on pages 17 to 23 are in euros, at current rates of exchange, ie the average or year-end rates of each period, unless otherwise stated.

Critical accounting policies
The accounts comply in all material respects with UK GAAP and UK and Netherlands law. To prepare the accounts, we are required to make estimates and assumptions, using judgement based on available information, including historical experience. These estimates and assumptions are reasonable and are re-evaluated on an ongoing basis. However, actual amounts and results could differ. Critical accounting policies are those which are most important to the portrayal of Unilever’s financial position and results of operations, and are described on pages 96 to 98. Unilever complies with UK Financial Reporting Standard 18, which requires that the most appropriate accounting policies are selected in all circumstances. Some of these policies require difficult, subjective or complex judgements from management, the most important being:

Retirement benefits
We account for pensions and similar obligations in accordance with United Kingdom Financial Reporting Standard 17 ’Retirement Benefits’ (FRS 17). Under this standard the liabilities and assets of the plans are recognised at fair values in the balance sheet.

Pension accounting requires certain assumptions to be made in order to value our obligations and to determine the charges to be made to the profit and loss account. These figures are particularly sensitive to assumptions for discount rates, inflation rates and expected long-term rates of return on assets. The table below sets out these assumptions, as at 31 December 2004, in respect of the four largest Unilever pension funds. Details of all assumptions made are given on page 123.

	%	%	%	%
		Nether-	United
	UK	lands	States	Germany

Discount rate	5.3	4.5	5.7	4.5
Inflation assumption	2.8	1.8	2.5	1.8
Expected long-term rate of return:
Equities	8.0	7.6	8.2	7.6
Bonds	5.0	4.1	4.6	4.1
Others	6.8	5.9	4.5	5.5

As required by FRS 17 these assumptions are set by reference to market conditions at each year end. Actual experience may differ from the assumptions made. The effects of such differences are recognised through the statement of total recognised gains and losses.

Share-based compensation
In line with recommendations of various standard setting bodies, from 1 January 2003 we changed our accounting policy for share options. We hedge our existing share option programmes by buying shares at the time of grant and taking the financing cost within interest. The accounting change was to include an additional non-cash charge against operating profit to reflect the fair value to the employee of the share options granted. The impact of the adoption of this change was reflected by means of prior period adjustments to the profit and loss accounts and balance sheets. In determining the additional charge, we apply a valuation based on modified Black-Scholes or multinomial models spread over the vesting period of the option. The fair value so calculated depends on certain assumptions which are described in note 30 on page 138. The assumptions made in respect of share price volatility and expected dividend yields are particularly subjective. Unilever considers these and all other assumptions to be appropriate, but significant changes in assumptions could materially affect the charge recorded.

Provisions
Provision is made, among other reasons, for environmental and legal matters and for employee termination costs where a legal or constructive obligation exists at the balance sheet date and a reasonable estimate can be made of the likely outcome.

Market development costs
Expenditure on market development costs, such as consumer promotions and trade advertising, is charged against profit in the year in which it is incurred. At each balance sheet date, we are required to estimate the part of expenditure incurred but not yet invoiced based on our knowledge of customer, consumer and promotional activity.

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

Unilever Annual Report and Accounts 2004     17

Back to Contents

Financial review
(continued)

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

The most significant balances of goodwill and intangible assets are those arising from the purchases of Bestfoods and Slim•Fast. We have reviewed the balances related to the Bestfoods acquisition (€13.3 billion), by considering actual and planned growth rates of Bestfoods brands and the synergy savings arising from its integration. No impairment loss has been identified.

We have also reviewed the balances related to Slim•Fast in light of the significant decline in the weight-management category in North America that took place during the second half of 2004. This is expected to continue to impact market volumes in 2005. The results of the review indicated that a goodwill impairment charge of €591 million was necessary. Our assessment is based on a number of important assumptions regarding the future performance of the Slim•Fast business. In particular, the business is assumed to return to growth by 2007, and thereafter to achieve levels of growth and margin that are consistent with typical North American foods businesses. The review was based on a 10 year discounted cash flow methodology using a pre-tax discount rate of 11%.

Deferred tax
Full provision is made for deferred taxation, as required under UK Financial Reporting Standard 19, at the rates of tax prevailing at the year end unless future rates have been enacted, as detailed on page 97. Deferred tax assets are regularly reviewed for recoverability, and a valuation allowance is established to the extent that recoverability is not considered likely.

International Financial Reporting Standards
Unilever is adopting International Financial Reporting Standards (IFRS) with effect from 1 January 2005. In 2004 we substantially completed our assessment of the impact of the change to IFRS on our reported capital and reserves and on reported profit. We have also completed the modification of our accounting and reporting systems to facilitate the changes and we have designed and run an IFRS training programme for those employees that are affected by the changes.

The most important changes to our accounting policies are listed below. These changes will also affect the 2004 comparative information in the 2005 consolidated financial statements with the exception of the changes in accounting for financial instruments and the presentation of assets held for sale, which will be applied prospectively from 1 January 2005.

Under IFRS 3, from 1 January 2004 we will no longer apply systematic amortisation to goodwill and intangible assets with an indefinite life, but will instead test these assets for impairment on at least an annual basis. The amortisation charge for all goodwill and indefinite lived intangible assets in 2004 was €1 040 million.

Under IAS 10 we will no longer recognise a liability in any period for dividends which have been proposed but will not be approved until after the balance sheet date. The proposed final dividends for 2004 amount to €1.26 per €0.51 ordinary NV share and 12.82p per 1.4p ordinary PLC share, a total liability of €1 215 million.

Under IAS 12 we will recognise certain additional deferred tax balances arising on temporary differences between the tax base and the accounting base of balance sheet items. The most significant of these relates to intangible assets which were identified at the time of the Bestfoods acquisition, on which a deferred tax liability will be established via reserves.

Under IAS 38 we will capitalise and amortise purchased and internally developed software. The value of purchased and internally developed software as at 31 December 2004 amounted to €166 million.

From 1 January 2005 onwards we will present NV preference share capital as a liability rather than as a part of capital and reserves, in accordance with IAS 32. The carrying value of these preference shares as at 31 December 2004 was €1 502 million. Also from this date we will recognise all derivative financial instruments on balance sheet and will measure certain non-derivative financial assets at fair value with unrealised movements in fair value recognised directly within equity.

Other areas where our current accounting policies differ from IFRS and will therefore change include retirement benefits and biological assets (tea bushes and oil palm trees). In the case of retirement benefits, the recent amendments to IAS 19 mean that the impact on Unilever will be restricted to certain valuation differences which are not expected to have a significant impact on our reported numbers.

For further details of these and other reporting changes which may apply for 2005, please refer to our website at www.unilever.com/ourcompany/investorcentre/.

18     Unilever Annual Report and Accounts 2004

Back to Contents

Financial review
(continued)

Results Commentary

Results 2004 compared with 2003 and 2002

Results 2004 compared with 2003
Turnover fell by 6% to €40 366 million. This decrease was primarily due to a 4% strengthening of the average euro exchange rate against the basket of Unilever currencies and disposals which contributed 2.5% of the decline. At constant rates of exchange, underlying sales grew by 0.4% in the year, but turnover fell by 2.1% as a result of business disposals. The main disposal impact arose from the sale of our chemicals business in India, certain household care brands in North America and the edible oils business in Mexico.

Group turnover was €40 169 million (2003: €42 693 million). Our share of turnover from joint ventures continued to fall in 2004 to €197 million (2003: €249 million) primarily as a result of increases in our holding in the Ajinomoto joint ventures in Asia and their consequent inclusion as subsidiaries.

Operating profit was down 38% to €3 455 million for the year (2003: €5 529 million) with operating margin decreasing to 8.6% (2003: 12.9%). €1 497 million of the reduction was due to higher net exceptional charges (discussed in further detail below), with currency movements contributing another €118 million. Operating profit BEIA was 9% lower at €6 138 million, compared with €6 772 million in 2003. Operating margin BEIA weakened from 15.8% in 2003 to 15.2% due mainly to declines in price and slightly higher advertising and promotions. Group operating profit BEIA was €6 092 million (2003: €6 719 million).

Amortisation of goodwill and intangible assets was €1 086 million compared with €1 143 million in 2003. The decrease was mainly due to a strengthening of the euro in 2004, particularly against the US dollar.

Net exceptional charges included in operating profit for the year were €1 597 million (2003: €100 million). Of this, €724 million is due to impairments of goodwill, including €591 million for Slim•Fast, with the majority of the remainder taken in connection with business disposals that will complete following the year end. The net credit for the profit and losses on Path to Growth disposals during the year was €156 million. A €169 million provision was made for the potential repayment of certain sales tax credits in Brazil. Restructuring costs comprised €860 million in 2004, including the start of the overheads simplification project, announced in mid 2004. This marks the end of the Path to Growth restructuring programme. Associated costs of €82 million were included within operating profit BEIA for the year (2003: €121 million).

Group operating profit decreased by 38% to €3 411 million.

An overview of operating performance by product category and region is included in the category and regional reviews on pages 24 to 39 and 40 to 49 respectively.

Net interest cost, excluding pensions interest, fell to €628 million from €847 million in 2003 as a result of both net debt levels and rates lower than last year. Net interest cover for the year was 5.9 times compared with 6.7 times in 2003. Adjusted net interest cover on the basis of adjusted EBITDA was 11.2 times (2003: 9.5 times). The net interest charge on pensions for the year was €61 million compared with €166 million in 2003. This reduction is due to higher expected rates of return on assets and increased company contributions to funded pension plans.

The Group’s effective tax rate was 27.6% for the year (2003: 33.6%) and reflects the impact of a reduction in the future tax rate in the Netherlands and favourable resolution of a number of outstanding tax issues in various countries. The underlying tax rate for the year, before exceptional items and amortisation, was 24.6% compared with 28.6% last year.

Minority interests decreased by 28% to €181 million (2003: €249 million). This decrease was due to lower profits from businesses with minority interests and currency movements.

Net profit was lower by 32% to €1 876 million caused primarily by the higher net exceptional charges and lower operating profit BEIA. Combined earnings per share decreased by 32% and combined earnings per share BEIA increased by 2%.

Return on invested capital for the year was 10.8%, down from 12.5% in 2003. This reflects lower profit offset by decreases in capital employed.

The definition and further details on return on invested capital are given on pages 149 and 151.

Results 2003 compared with 2002
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

Unilever Annual Report and Accounts 2004     19

Back to Contents

Financial review
(continued)

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

Amortisation of goodwill and intangible assets was €1 143 million compared with €1 261 million in 2002. The decrease was mainly due to the strengthening of the euro in 2003.

Net exceptional charges included in operating profit for the year were €100 million (2002: €702 million), which included €470 million of restructuring investment costs and a net credit for the profit and losses on disposals of €370 million. The restructuring costs primarily related to Path to Growth initiatives, and the continued integration of Bestfoods. Associated costs of €121 million were included within operating profit BEIA for the year (2002: €191 million).

Group operating profit increased by 10% to €5 483 million.

Net interest cost, excluding pensions interest, fell to €847 million from €1 173 million in 2002 as a result of the lower overall level of net debt and the positive impact of currency movement on the cost of our US dollar-based debt. The net interest cover for the year was 6.7 times compared with 4.5 times in 2002. The adjusted net interest cover on the basis of adjusted EBITDA was 9.5 times (2002: 7.0 times). The pension net interest charge for the year was €166 million compared with a net interest credit of €108 million in 2002. This change reflected a lower expected return on pension assets for 2003 as a result of lower asset values following the weak stock market performance in 2002.

The Group’s effective tax rate on profit was 33.6% for the year (2002: 39.6%) and reflected the non-tax-deductibility of Bestfoods goodwill amortisation. The underlying tax rate for the year, before exceptional items and amortisation, was 29% compared with 30% last year, with sustained benefits flowing from the Path to Growth programme.

Minority interests decreased by 20% to €249 million (2002: €312 million). This decrease was due to the one-off change in fiscal policy, which positively affected local shareholders in India in 2002.

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

Acquisitions and disposals

Acquisitions
There were no material acquisitions during 2004.

On 18 February 2003, we announced an agreement to acquire the remaining unheld shares in CPC/Aji Asia, a joint venture with operations in six countries, from Ajinomoto Co. Inc., Japan, for a total of US $381 million (€338 million). Under this agreement, the remaining outstanding shares were purchased as planned in March 2004. Unilever had full management control of the business with effect from 25 March 2003.

On 14 October 2003, we announced the creation of Pepsi Lipton International, a 50:50 joint venture between Unilever and Pepsico, to market and distribute ready-to-drink tea in several international markets outside North America. This business started trading on 1 January 2004, and the scope of the joint venture was expanded to include some additional territories during the year.

Disposals
In 2004 we disposed of more than 20 businesses with total turnover in excess of €700 million. Significant disposals included the sale of certain household care brands in North America, our edible oils business under the Capullo, Inca and Mazola brands in Mexico, the Dalda brand in Pakistan and the sale of our European frozen pizza and baguette business. Our chemicals business in India (Hindustan Lever Chemicals) was merged with Tata Chemicals. Our joint venture with Jerónimo Martins in Portugal agreed to acquire our Bestfoods Portugal business.

In 2003, we disposed of 50 businesses with a total turnover of approximately €1 130 million.

20     Unilever Annual Report and Accounts 2004

Back to Contents

Financial review
(continued)

In 2003, the principal disposals were Ambrosia in the United Kingdom, John West in Australasia, cheese businesses in Austria and Germany and the Pamol oil business in Malaysia. Various trademarks were also sold as part of our Path to Growth strategy, including Brut in the US and Latin America and a number of oral care brands in the US.

For further information on the impact of acquisitions and disposals refer also to the cash flow section of the Financial Review on page 22 and to note 26 on page 134.

2004

Dividends and market capitalisation
The proposed final dividend of €1 .26 per €0.51 share brings the dividends paid and proposed on the NV ordinary capital to €1 .89 per €0.51 share (2003: €1 .74), an increase of 9% per share. The proposed final dividend of 12.82p per 1.4p share brings the dividends paid and proposed on the PLC ordinary capital to 19.15p per 1.4p share (2003: 18.08p), an increase of 6% per share. The ratio of dividends to profit attributable to ordinary shareholders was 98.2% (2003: 61.5%). Unilever’s combined market capitalisation at 31 December 2004 was €49.3 billion (2003: €51.1 billion).

Balance sheet
During 2004, net debt decreased to €9 663 million (2003: €12 555 million). This was due to strong operating cash flow, the proceeds of business disposals and the favourable effect of currency movements. Borrowings at the end of 2004 totalled €12 048 million (2003: €15 900 million). Taking into account the various cross currency swaps and other derivatives, 58% (2003: 51%) of Unilever’s borrowings were in US dollars, and 15% (2003: 30%) in euros, with the remainder spread over a large number of other currencies. Further details of the currency analysis are given in note 15 on page 118.

Long-term borrowings decreased by €1 573 million to €6 893 million at the end of 2004. At the end of 2004, short-term borrowings were €5 155 million (2003: €7 434 million), including €1 898 million of long-term debt coming to within a year of maturity at the year end. At the end of 2004, 63% of the long-term debt is repayable within five years (2003: 66%).

Unilever has committed credit facilities in place to support its commercial paper programmes and for general corporate purposes. The undrawn committed credit facilities in place at the end of 2004 were: bilateral committed credit facilities totalling US $3 937 million, bilateral notes commitments totalling US $200 million and bilateral money market commitments totalling US $2 080 million. Further details regarding these facilities are given in note 15 on page 119.

During 2004, a total of €843 million was raised through term financing. This mainly consisted of bank loans in China for an equivalent of €121 million, a series of bank loans and a private note placement in Japan totalling an equivalent of €569 million and an equivalent of €130 million in the Philippines.

Unilever is satisfied that its financing arrangements are adequate to meet its working capital needs for the foreseeable future.

Unilever’s contractual obligations at the end of 2004 included capital expenditure commitments, borrowings, lease commitments and other commitments. A summary of certain contractual obligations at 31 December 2004 is provided in the table below. Further details are set out in the following notes to the accounts: note 10 on page 114, note 15 on page 118 and note 25 on page 134. Details on derivatives are given in note 16 on pages 120 and 121.

Contractual obligations at 31 December 2004

	€ million	€ million	€ million	€ million	€ million
		Due			Due in
		within	Due in	Due in	over
	Total	one year	1-3 years	3-5 years	5 years

Long-term debt	8 791	1 898	3 808	528	2 557
Operating lease
obligations	1 895	334	530	424	607
Purchase obligations(a)	218	139	62	2	15
Finance leases	285	55	102	53	75
Other long-term
commitments	746	152	361	55	178

(a) Raw and packaging materials and finished goods.

Cash and current investments at the end of 2004 totalled €2 603 million (2003: €3 345 million); these funds were held in euros (77%), sterling (1%), US dollars (2%), Indian rupee (6%) and other currencies (14%). The funds are mainly to support day-to-day needs and are predominantly invested in short-term bank deposits and high-grade marketable securities. Further details of the currency analysis are given in note 14 on page 117.

In 2004, pension liabilities less plan assets (after allowing for deferred tax) amounted to €3 918 million (2003: €3 759 million).

Profit retained reduced slightly from €6 190 million to €6 097 million after accounting for dividends (€1 843 million) and a currency retranslation gain of €83 million. The main components of the decline were the actuarial losses net of investment returns on pension plans of €454 million net of tax, offset by a gain of €222 million in respect of the reversal of the non-cash share option costs recorded in operating profit.

Total capital and reserves decreased to €5 534 million (2003: €5 920 million), reflecting the above movements in profit retained together with a €324 million cost arising on the change in book value of shares or certificates held to meet share options. On the face of the balance sheet on page 101, an analysis is given indicating how consolidated capital and reserves are attributed to NV and PLC. PLC currently has negative consolidated reserves; this arises largely because of an accounting policy of writing off goodwill arising in previous years; these write-offs do not have an impact on distributable reserves.

In November 2001, NV entered into a forward purchase contract with a counterparty bank to buy 10 000 000 PLC shares at 559p per share in November 2006 to meet the obligation to employees under share option plans. If the PLC share price falls by more than 5% below 559p, cash collateral for the difference must be placed with the counterparty bank. At year end, €24 million of collateral had been placed with counterparties.

Unilever Annual Report and Accounts 2004     21

Back to Contents

Financial review
(continued)

Off-balance sheet arrangements
We have conducted a review of our contractual arrangements with potential variable interest entities (VIEs) as defined under US generally accepted accounting principle FIN 46R. This review confirmed that there are no significant VIE relationships which are not already appropriately reflected in the accounts. Further details are given on page 159.

Cash flow
Cash flow from operating activities increased by €73 million to €6 853 million. Lower group operating profit BEIA and increased contributions to pension funds were offset by reduced working capital levels.

Returns on investment and servicing of finance cash outflows were €373 million lower as a result of reduced interest cost and higher dividends paid to minority shareholders in the comparative period. The drivers of lower interest costs were reduced debt levels and lower interest rates.

Net capital expenditure and financial investment was at a similar level to the prior year, which included a €234 million cash inflow from the sale of a fixed rate investment. Net cash inflows from acquisition and disposals were €306 million lower than in 2003.

Ungeared free cash flow
Our ungeared free cash flow delivery in 2004 was strong at €4 856 million. However, this reflects a low tax rate and the effects of various non-cash provisions, such as Slim•Fast and other exceptional charges. A more representative base would be €4.2 billion. A definition of this measure and its reconciliation to cash flow from group operating activities can be found on page 6. The strong cash flow together with the weaker US dollar enabled net debt to be reduced to €9.7 billion at current exchange rates. This has enabled an increased dividend payout for 2004 and the announcement of a share buy-back programme for 2005.

Finance and liquidity
Unilever aims to be in the top third of a reference group for Total Shareholder Return of 21 international consumer goods companies, as explained below. The Group’s financial strategy supports this objective and provides the financial flexibility to meet its strategic and day-to-day needs. The key elements of the financial strategy are:

•	Appropriate access to equity and debt capital;
•	Sufficient flexibility for tactical acquisitions;
•	A1/P1 short-term credit rating;
•	Sufficient resilience against economic turmoil; and
•	Optimal weighted average cost of capital, given the constraints above.

An adjusted EBITDA net interest cover greater than 8 times is consistent with this strategy. An interest cover below this level is acceptable for a period following major acquisitions.

The definition and further details on the net interest cover ratios are given on page 6, 149 and 151.

Unilever concentrates cash in the parent and finance companies in order to ensure maximum flexibility in meeting changing business needs. Operating subsidiaries are financed through the mix of retained earnings, third-party borrowings and loans from parent and group financing companies that is most appropriate to the particular country and business concerned. Unilever maintains access to global debt markets through an infrastructure of short-term debt programmes (principally US domestic and euro commercial paper programmes) and long-term debt programmes (principally a US Shelf registration and euromarket Debt Issuance Programme). Debt in the international markets is, in general, issued in the name of NV, PLC or Unilever Capital Corporation. NV and PLC will normally guarantee such debt where they are not the issuer.

Treasury
Unilever Treasury’s mission is to ensure that Unilever maintains the financial flexibility necessary to execute its business strategies and create shareholder value. Unilever Treasury’s role is to ensure that appropriate financing is always available for all value-creating investments. Additionally, Treasury delivers financial services to allow operating companies to manage their financial transactions and exposures in an efficient, timely and low-cost manner.

Unilever Treasury operates as a service centre and is governed by policies and plans agreed by the Executive Committee. In addition to policies, guidelines and exposure limits, a system of authorities and extensive independent reporting covers all major areas of activity. Performance is monitored closely. Reviews are undertaken by the corporate internal audit function.

The key financial instruments used by Unilever are short- and long-term borrowings, cash and other fixed and current investments and certain straightforward derivative instruments, principally comprising interest rate swaps and foreign exchange contracts. The accounting for derivative instruments is discussed in Accounting information and policies on page 98. The use of leveraged instruments is not permitted.

Other relevant disclosures are given in notes 15 and 16 on pages 118 to 121.

Unilever Treasury manages a variety of market risks, including the effects of changes in foreign exchange rates, interest rates and credit spreads. Further details of the management of these risks are given on page 51.

22     Unilever Annual Report and Accounts 2004

Back to Contents

Financial review
(continued)

Pensions investment strategy
The Group’s investment strategy in respect of its funded pension plans is implemented within the framework of the various statutory requirements of the territories where the plans are based. The Group has developed policy guidelines for the allocation of assets to different classes with the objective of controlling risk and maintaining the right balance between risk and long-term returns in order to limit the cost to the company of the benefits provided. To achieve this, investments are well diversified, such that the failure of any single investment would not have a material impact on the overall level of assets. The plans invest the largest proportion of the assets in equities which the Group believes offer the best returns over the long term commensurate with an acceptable level of risk. The Group also keeps a proportion of assets invested in property, bonds and cash. Most assets are managed by a number of external fund managers with a small proportion managed in-house.

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

Unilever’s TSR target is to be in the top third of a reference group of 21 international consumer goods companies on a three-year rolling basis. At the end of 2003 we were positioned 6th, and at the end of 2004 the ranking was 13th. In 2004, the following companies formed the peer group of comparative companies:

Altria Group	Kao
Avon	Lion
Beiersdorf	L’Oréal
Cadbury Schweppes	Nestlé
Clorox	Orkla
Coca-Cola	Pepsico
Colgate	Procter & Gamble
Danone	Reckitt Benckiser
Gillette	Sara Lee
Heinz	Shiseido

Unilever’s position relative to the TSR reference group

The reference group, including Unilever, consists of 21 companies. Unilever’s position is based on TSR over a three-year rolling period.

Significant changes
Any important developments and post-balance sheet events that have occurred since 31 December 2004 have been noted in this Annual Report and Accounts 2004. Otherwise, there have been no significant changes since 31 December 2004.

Unilever Annual Report and Accounts 2004     23

Back to Contents

Operating review by category – Foods
Financial overview

2004 results compared with 2003	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2004 at	rate	2004 at	2003 at	actual	constant
	2003 rates	effects	2004 rates	2003 rates	current rates	2003 rates

Group turnover	23 291	(761)	22 530	23 971	(6)%	(3)%
Group operating profit	1 267	–	1 267	2 648	(52)%	(52)%

Turnover	23 480	(770)	22 710	24 200	(6)%	(3)%

Operating profit BEIA	3 632	(113)	3 519	3 900	(10)%	(7)%
Exceptional items	(1 205)	57	(1 148)	(91)
Amortisation – goodwill and intangible assets	(1 117)	54	(1 063)	(1 115)

Operating profit	1 310	(2)	1 308	2 694	(51)%	(51)%

Operating margin	5.6%		5.8%	11.1%
Operating margin BEIA	15.5%		15.5%	16.1%

Pages 26 to 33 present a review of performance in each major product category, which are as follows:

•	Savoury and dressings;
•	Spreads and cooking products;
•	Beverages (previously health & wellness and beverages); and
•	Ice cream and frozen foods.

Included in the figures for each category are the results of our Unilever Foodsolutions business, which works with caterers, restaurateurs and major hotel and fast-food chains around the world. In 2004, underlying sales in this business grew in low single digits, driven by a strong performance in developing and emerging markets.

Foods turnover fell by 6% at current rates of exchange, with currency movements contributing a 3% decline. Operating profit fell by 51% and operating profit BEIA declined by 10%, with currency movements having no effect on the operating profit and contributing a 3% decline to operating profit BEIA. The underlying performance of the business after eliminating these exchange translation effects is discussed below at constant exchange rates.

Performance in 2004 was unsatisfactory. Foods turnover declined by 3% with an underlying sales decline of 0.3%. Operating margin BEIA reduced to 15.5% from 16.1% in 2003. This reflected poor ice cream sales in Europe, higher advertising and promotion expenditure and commodity cost pressures more than offsetting gains from our restructuring and procurement programmes.

In Europe, trading conditions were difficult and the summer was poor for ice cream and ready-to-drink tea. However we also lost market share in a number of categories where our market competitiveness was simply not good enough.

In contrast, there were good performances in both North America and Latin America, while growth in Asia and Africa was modest.

Our Foods business remains committed to driving underlying sales growth and protecting market share. We will do this by further developing our brands to meet emerging consumer vitality needs and strengthening our competitiveness. We are increasing our marketing resources behind proven initiatives and rolling out new initiatives faster across our markets.

By putting Unilever’s mission Vitality at the heart, we will meet the changing needs of consumers around the world and in this way create value for all stakeholders in its business. Vitality is creating differentiation for Unilever and ensuring we make a positive difference to people’s lives. Vitality is becoming more and more embedded in our brands, our products, our innovations, our brand experiences and our people.

24     Unilever Annual Report and Accounts 2004

Back to Contents

Operating review by category – Foods
Financial overview (continued)

2003 results compared with 2002	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2003 at	rate	2003 at	2002 at	actual	constant
	2002 rates	effects	2003 rates	2002 rates	current rates	2002 rates

Group turnover	26 212	(2 241)	23 971	26 937	(11)%	(3)%
Group operating profit	2 794	(146)	2 648	2 083	27%	34%

Turnover	26 470	(2 270)	24 200	27 390	(12)%	(3)%

Operating profit BEIA	4 226	(326)	3 900	3 885	–%	9%
Exceptional items	(115)	24	(91)	(489)
Amortisation – goodwill and intangible assets	(1 265)	150	(1 115)	(1 230)

Operating profit	2 846	(152)	2 694	2 166	24%	31%

Operating margin	10.8%		11.1%	7.9%
Operating margin BEIA	16.0%		16.1%	14.2%

Turnover fell by 12% at current rates of exchange, with currency movements contributing a 9% decline. Operating profit rose by 24% and operating profit BEIA was flat, with currency movements contributing declines of 7% and 9% respectively. The underlying performance of the business after eliminating these exchange translation effects is discussed below at constant exchange rates.

During 2003, our leading brands grew by 1.2%, while underlying sales grew by 0.4%. Turnover performance was strongest in the ice cream and frozen foods and savoury and dressings categories, recording underlying sales growth of 2.4% and 1.6% respectively.

There was good growth in our ice cream and frozen foods business, particularly helped by excellent weather conditions in Europe.

We recorded good growth in the Lipton Ice Tea business, again helped by the European weather. Slim•Fast results however were heavily affected in many countries by changing consumer tastes and dieting choices.

Following two years of strong growth, market conditions were less favourable for spreads and cooking products, with an underlying sales decline of 2.9%.

Operating margins BEIA improved from 14.2% to 16.0%, primarily reflecting the benefits of Path to Growth savings programmes.

Unilever Annual Report and Accounts 2004     25

Back to Contents

Operating review by category – Foods
Savoury and dressings

2004 results compared with 2003	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2004 at	rate	2004 at	2003 at	actual	constant
	2003 rates	effects	2004 rates	2003 rates	current rates	2003 rates

Group turnover	8 682	(316)	8 366	8 551	(2)%	2%
Group operating profit	415	(19)	396	475	(17)%	(12)%

Turnover	8 713	(316)	8 397	8 609	(2)%	1%

Operating profit BEIA	1 617	(56)	1 561	1 496	4%	8%
Exceptional items	(292)	1	(291)	(110)
Amortisation – goodwill and intangible assets	(908)	36	(872)	(908)

Operating profit	417	(19)	398	478	(17)%	(13)%

Operating margin	4.8%		4.7%	5.6%
Operating margin BEIA	18.6%		18.6%	17.4%

Turnover and underlying sales growth	2004
(at constant 2003 rates)	vs 2003

Underlying sales growth (%)	2.6
Effect of acquisitions (%)	0.3
Effect of disposals (%)	(1.7)
Turnover growth (%)	1.2

Turnover fell by 2% at current rates of exchange, with currency movements contributing a 3% decline. Operating profit fell by 17% and operating profit BEIA grew by 4%, with currency movements contributing a 4% decline in both cases. The underlying performance of the business after eliminating these exchange translation effects is discussed below at constant exchange rates.

We are developing our savoury and dressings brands through products that suit the changing lifestyles of our consumers. We are keeping them relevant through the creation of world-class communication and launches into new trade channels and markets. Underlying sales grew by 2.6%. Operating margin BEIA improved from 17.4% to 18.6% with our restructuring and procurement programmes more than offsetting commodity cost pressures.

Our performance in Europe was mixed. There was strong growth in dressings in Russia and the UK. However this was partly offset by declines for dressings in France and the Netherlands and in savoury in the UK as we faced a challenging trade environment and intense competition.

In North America, Hellmann’s dressings benefited from strong brand activation and an improved ‘go-to-market’ strategy. Excellent results were achieved with our Carb Options dressings, part of a wider range of low-carbohydrate products. This was followed by the launch of chilled side dishes under our Country Crock brand across the US towards the end of the year.

In Latin America, a cholesterol-free Hellmann’s mayonnaise met the growing demand for healthy heart products. New Knorr soup ranges were launched in Mexico and Argentina, while in Brazil we launched low unit price Knorr seasoning cubes, particularly relevant to lower-income consumers.

Our olive oil business performed well, with strong results from Bertolli in Germany, the US, Canada and Italy.

26     Unilever Annual Report and Accounts 2004

Back to Contents

Operating review by category – Foods
Savoury and dressings (continued)

2003 results compared with 2002	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2003 at	rate	2003 at	2002 at	actual	constant
	2002 rates	effects	2003 rates	2002 rates	current rates	2002 rates

Group turnover	9 419	(868)	8 551	9 272	(8)%	2%
Group operating profit	499	(24)	475	399	19%	25%

Turnover	9 482	(873)	8 609	9 503	(9)%	–%

Operating profit BEIA	1 642	(146)	1 496	1 483	1%	11%
Exceptional items	(124)	14	(110)	8
Amortisation – goodwill and intangible assets	(1 016)	108	(908)	(1 064)

Operating profit	502	(24)	478	427	12%	18%

Operating margin	5.3%		5.6%	4.5%
Operating margin BEIA	17.3%		17.4%	15.6%

Turnover and underlying sales growth	2003
(at constant 2002 rates)	vs 2002

Underlying sales growth (%)	1.6
Effect of acquisitions (%)	1.6
Effect of disposals (%)	(3.3)
Turnover growth (%)	(0.2)

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

Brazil had a strong performance where the Cica migration to Knorr went well, substantially improving overall growth. Elsewhere, innovations responsive to consumer needs sparked growth. The success of wet soups in France continued, with Knorr growing and riding the ’ready-to’ and Good For You wave. Lipton Asian side dish innovations in the US helped regain category leadership, while the Knorr Cubitos seasonings in Latin America was a fine example of the creative use of technology to target low-income consumers.

Knorr frozen gained momentum, having an established presence in seven markets in Europe and with turnover exceeding €100 million.

Dressings had a good year, with strong performances in Europe and the US. Results reflect good share performance in core markets and the positive impact of innovations.

Category growth was driven by Hellmann’s, Calvé and Amora. Hellmann’s benefited in key countries, particularly the UK and Ireland, from a successful launch of snack sauces, strong promotional activity and favourable weather. Calvé was driven by good performance in Russia, based on the continued relaunch of mayonnaise and ketchup.

In North America, results were driven by a strong Hellmann’s performance in a robust mayonnaise market, helped by additional promotional investment.

Unilever Annual Report and Accounts 2004     27

Back to Contents

Operating review by category – Foods
Spreads and cooking products

2004 results compared with 2003	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2004 at	rate	2004 at	2003 at	actual	constant
	2003 rates	effects	2004 rates	2003 rates	current rates	2003 rates

Group turnover	4 724	(115)	4 609	4 977	(7)%	(5)%
Group operating profit	621	(13)	608	782	(22)%	(21)%

Turnover	4 759	(115)	4 644	5 028	(8)%	(5)%

Operating profit BEIA	781	(15)	766	865	(11)%	(10)%
Exceptional items	(81)	(4)	(85)	(2)
Amortisation – goodwill and intangible assets	(72)	6	(66)	(74)

Operating profit	628	(13)	615	789	(22)%	(20)%

Operating margin	13.2%		13.3%	15.7%
Operating margin BEIA	16.4%		16.5%	17.2%

Turnover and underlying sales growth	2004
(at constant 2003 rates)	vs 2003

Underlying sales growth (%)	1.6
Effect of acquisitions (%)	0.4
Effect of disposals (%)	(7.2)
Turnover growth (%)	(5.4)

Turnover fell by 8% at current rates of exchange, with currency movements contributing a 3% decline. Operating profit fell by 22% and operating profit BEIA declined by 11%, with currency movements contributing a 2% and 1% decline respectively. The underlying performance of the business after eliminating these exchange translation effects is discussed below at constant exchange rates.

Underlying sales grew by 1.6% with strong momentum in the second half of the year. Operating margin BEIA declined to 16.4% as we increased advertising and promotion behind innovations such as dairy cream alternatives and the extension of our healthy heart range. These brands were strengthened further with the successful launch of Becel/Flora pro•activ milk drinks and yoghurts in a number of European markets and continued to gain share in spreads. There were also good performances by well-established brands like Rama and Blue Band following the extension into the range of Finesse cooking creams at the end of 2003.

In North America Country Crock produced excellent results, while the launch of Carb Options Skippy peanut butter is now being followed by an extension into snack bars.

In Turkey, there were good results for Becel, but significant price reductions on our Sana brand to defend our market volume meant a decline in sales.

Overall growth in the category was held back by lower sales of ‘tail’ brands which are being managed for value and in which investment is low.

28     Unilever Annual Report and Accounts 2004

Back to Contents

Operating review by category – Foods
Spreads and cooking products (continued)

2003 results compared with 2002	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2003 at	rate	2003 at	2002 at	actual	constant
	2002 rates	effects	2003 rates	2002 rates	current rates	2002 rates

Group turnover	5 366	(389)	4 977	6 145	(19)%	(13)%
Group operating profit	806	(24)	782	768	2%	5%

Turnover	5 419	(391)	5 028	6 216	(19)%	(13)%

Operating profit BEIA	911	(46)	865	967	(10)%	(6)%
Exceptional items	(9)	7	(2)	(161)
Amortisation – goodwill and intangible assets	(89)	15	(74)	(19)

Operating profit	813	(24)	789	787	–%	3%

Operating margin	15.0%		15.7%	12.7%
Operating margin BEIA	16.8%		17.2%	15.5%

Turnover and underlying sales growth	2003
(at constant 2002 rates)	vs 2002

Underlying sales growth (%)	(2.9)
Effect of acquisitions (%)	0.7
Effect of disposals (%)	(10.9)
Turnover growth (%)	(12.8)

Turnover fell by 19% at current rates of exchange, with currency movements contributing a 6% decline. Operating profit was flat and operating profit BEIA fell by 10%, with currency movements contributing declines of 3% and 4% respectively. The underlying performance of the business after eliminating these exchange translation effects is discussed below at constant exchange rates.

2003 was a tough year for the margarine category due to relatively low butter prices in key markets, and the adverse impact on bread consumption driven by a strong consumer trend towards low-carbohydrate diets in the US and UK. However, we maintained our market shares in key countries.

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

Rama/Blue Band had a difficult start to the year due to severe price pressures mainly in Europe. The launch of dairy cream alternatives in several countries in Europe and Latin America in the fourth quarter progressed well.

Innovation continued to be the key driver of growth in this category. Examples of adapting to local taste and storage conditions were evident in the launch of ambient stable margarines and sweet spreads in Africa and savoury spreads in Latin America.

Unilever Annual Report and Accounts 2004     29

Back to Contents

Operating review by category – Foods
Beverages

2004 results compared with 2003	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2004 at	rate	2004 at	2003 at	actual	constant
	2003 rates	effects	2004 rates	2003 rates	current rates	2003 rates

Group turnover	3 253	(161)	3 092	3 449	(10)%	(6)%
Group operating profit	(470)	53	(417)	367	(213)%	(228)%

Turnover	3 376	(170)	3 206	3 569	(10)%	(5)%

Operating profit BEIA	409	(19)	390	527	(26)%	(22)%
Exceptional items	(731)	60	(671)	(11)
Amortisation – goodwill and intangible assets	(114)	10	(104)	(113)

Operating profit/(loss)	(436)	51	(385)	403	(195)%	(208)%

Operating margin	(12.9)%		(12.0)%	11.3%
Operating margin BEIA	12.1%		12.2%	14.8%

Turnover and underlying sales growth	2004
(at constant 2003 rates)	vs 2003

Underlying sales growth (%)	(3.9)
Effect of acquisitions (%)	0.2
Effect of disposals (%)	(1.8)
Turnover growth (%)	(5.4)

Turnover fell by 10% at current rates of exchange, with currency movements contributing a 5% decline. Operating profit moved from a profit position in 2003 to a loss position in 2004, a change of 195%, and operating profit BEIA declined by 26%, with currency movements contributing a 13% increase and a 4% decline respectively. The underlying performance of the business after eliminating these exchange translation effects is discussed below at constant exchange rates.

Our beverages business performed below par in 2004, with an underlying sales decline of 3.9%. Operating margin BEIA declined from 14.8% to 12.1%, the decline being primarily attributable to the cost of reorganising the production facilities for Slim•Fast.

Growth in leaf tea and good progress with AdeS soy-based drinks were more than offset by declines in ready-to-drink tea and Slim•Fast.

In Europe, poor summer weather resulted in reduced sales of our ready-to-drink Lipton Ice Tea range. However, leaf teas performed considerably better. The launch of Lipton Ice Tea Green and Lipton green leaf teas established the brand as the market leader in green tea, while difficult trading conditions impacted negatively on the UK and Ireland, two of our biggest tea markets in Europe.

In Asia, Brooke Bond tea in India and Sariwangi in Indonesia both grew strongly. In China we introduced Lipton Asian tea bags and Lipton Milk Tea powders. However, it was a difficult year for tea in Pakistan, which faced increased promotional activity by local competition.

Our Pepsi Lipton International joint venture, launched in 2003 to accelerate our growth in under-developed ready-to-drink tea markets, is producing strong results.

Our health and wellness brands, largely made up of Slim•Fast, were hard hit by rapidly changing dieting preferences. In the first half of the year we stabilised market share with the launch of a low-carb range. Towards the end of the year we relaunched the entire Slim•Fast portfolio in the US, with improved formulations which include up to 55% less sugar content. The weight-management category in North America declined significantly during the second half of 2004. Our review of the carrying value of Slim•Fast goodwill resulted in an impairment charge of €650 million (€591 million at current rates of exchange) being taken in the fourth quarter.

AdeS, our nutritional soy-based drink, continued to grow strongly in Argentina, Mexico and Brazil and the product range was extended with the launch of AdeS Yofresh, a soy-based alternative to yoghurt drinks.

30     Unilever Annual Report and Accounts 2004

Back to Contents

Operating review by category – Foods
Beverages (continued)

2003 results compared with 2002	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2003 at	rate	2003 at	2002 at	actual	constant
	2002 rates	effects	2003 rates	2002 rates	current rates	2002 rates

Group turnover	3 910	(461)	3 449	4 064	(15)%	(4)%
Group operating profit	413	(46)	367	347	6%	19%

Turnover	4 052	(483)	3 569	4 215	(15)%	(4)%

Operating profit BEIA	603	(76)	527	602	(12)%	–%
Exceptional items	(11)	–	(11)	(99)
Amortisation – goodwill and intangible assets	(137)	24	(113)	(120)

Operating profit	455	(52)	403	383	5%	19%

Operating margin	11.2%		11.3%	9.0%
Operating margin BEIA	14.9%		14.8%	14.3%

Turnover and underlying sales growth	2003
(at constant 2002 rates)	vs 2002

Underlying sales growth (%)	(1.7)
Effect of acquisitions (%)	0.4
Effect of disposals (%)	(2.5)
Turnover growth (%)	(3.9)

Turnover fell by 15% at current rates of exchange, with currency movements contributing an 11% decline. Operating profit grew by 5% and operating profit BEIA fell by 12%, with currency movements contributing a 14% and 12% decline respectively. The underlying performance of the business after eliminating these exchange translation effects is discussed below at constant exchange rates.

In 2003, we encountered many challenges with the Slim•Fast brand while other parts of the health and wellness category performed well.

Turnover of Slim•Fast declined by 21% as the entire weight-loss category was hit by a shift in consumer preferences towards low-carbohydrate products. The impact was especially pronounced in the US, the largest market for Slim•Fast. Slim•Fast responded by focusing on the Slim•Fast Plan as a proven and effective weight-loss programme with an expanded range of products, including pasta and soups. Low-carbohydrate and high-protein products were also launched at the end of 2003.

AdeS, our healthy, nutritious drink had another very strong year in Latin America.

Lipton had an excellent year with underlying sales growth of 8%. Lipton continued to build on its natural vitality positioning providing healthy, refreshing beverages, including a wide range of leaf tea offerings and ready-to-drink Lipton Ice Tea.

Growth was particularly strong in Europe, where hot summer weather provided ideal market conditions for Lipton Ice Tea. Lipton Brewed Ice Tea was a very successful new innovation launched by UBF Foodsolutions in the US as we continued to build Lipton in the out-of-home segment. An improved marketing mix for Lipton Green – in both a cold and hot format – was successfully launched in Europe and extended Lipton into an important segment. We also expanded our successful North American partnership with Pepsi to include many more countries.

We continued to have strong positions in key traditional tea markets. In 2003, we had a very successful relaunch of the Brooke Bond brand in India.

Unilever Annual Report and Accounts 2004     31

Back to Contents

Operating review by category – Foods
Ice cream and frozen foods

2004 results compared with 2003	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2004 at	rate	2004 at	2003 at	actual	constant
	2003 rates	effects	2004 rates	2003 rates	current rates	2003 rates

Group turnover	6 632	(169)	6 463	6 994	(8)%	(5)%
Group operating profit	701	(21)	680	1 024	(34)%	(32)%

Turnover	6 632	(169)	6 463	6 994	(8)%	(5)%

Operating profit BEIA	825	(23)	802	1 012	(21)%	(19)%
Exceptional items	(101)	–	(101)	32
Amortisation – goodwill and intangible assets	(23)	2	(21)	(20)

Operating profit	701	(21)	680	1 024	(34)%	(32)%

Operating margin	10.6%		10.5%	14.6%
Operating margin BEIA	12.4%		12.4%	14.5%

Turnover and underlying sales growth	2004
(at constant 2003 rates)	vs 2003

Underlying sales growth (%)	(3.4)
Effect of acquisitions (%)	–
Effect of disposals (%)	(1.9)
Turnover growth (%)	(5.2)

Turnover fell by 8% at current rates of exchange, with currency movements contributing a 3% decline. Operating profit fell by 34% and operating profit BEIA declined by 21%, with currency movements contributing a 2% decline in both cases. The underlying performance of the business after eliminating these exchange translation effects is discussed below at constant exchange rates.

Underlying sales of ice cream and frozen foods were lower by 3.4%, with declines in both categories. Operating margin BEIA declined to 12.4% with profitability affected by poor ice cream sales in Europe and increased dairy costs in North America.

Ice cream sales in Europe were affected by a poorer summer compared with the excellent weather conditions in the summer of 2003. Lower priced competition led to some market share loss in take-home tubs, but this was partly offset by the roll-out of new variants such as Magnum Intense and Cornetto Love Potions.

Our US ice cream brands Ben & Jerry’s, Breyers and Klondike continued to grow well, gaining market share in a highly competitive market. Key to this success has been meeting consumer demand for health and wellness lines such as low-carb, low-sugar, lactose-free and yoghurt products, which now represent over 20% of our portfolio.

In Latin America we successfully launched AdeS Kibon ice cream, extending the soy benefits of AdeS into ice cream. In Asia, there was strong growth of our ice cream businesses, particularly in Indonesia and China.

The frozen food business is being reorganised to focus more on higher-growth segments of the market, while margins continue to improve through restructuring. The relaunch of the Iglo/Birds Eye/Findus brand family was started in the second half of the year with Birds Eye in the UK. This has been well received and is being rolled out to the other key European markets in 2005, providing a common identity for the brands. Innovations included Steam Fresh vegetables and meals, bringing the benefits of steaming to consumers across countries in Europe.

32     Unilever Annual Report and Accounts 2004

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

Ice cream had a strong year with 4.3% underlying sales growth, assisted by good weather in Europe. In quarter one, the relaunch of the Heart brand strengthened its resonance with contemporary consumers, and innovations such as Magnum 7 Sins, Magnum Bar & Sandwich and Carte d’Or artisanal delivered strong growth. Originally launched in Australia, Magnum 7 Sins was successfully rolled out across Europe. Roll-out of Cornetto into the growing soft-serve out-of-home sector continued.

2003 was an excellent year for North America with strong performances from Breyers, Klondike and Popsicle, and new low-carbohydrate ice creams. Latin America continued to make good progress, driven by Mexico and Brazil.

Frozen foods experienced a difficult year, resulting in a decline in 2003 with share growth in meals being offset by a decline in vegetables and fish. Recessionary trends and increased competition from private labels and discounters impacted sales in Germany and in the Netherlands. The main shortfalls were in Iglo and Mora while Birds Eye showed progress. Knorr frozen continued to deliver good growth.

Unilever Annual Report and Accounts 2004     33

Back to Contents

Operating review by category – Home and Personal Care
Financial overview

2004 results compared with 2003	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2004 at	rate	2004 at	2003 at	actual	constant
	2003 rates	effects	2004 rates	2003 rates	current rates	2003 rates

Group turnover	18 271	(867)	17 404	18 368	(5)%	(1)%
Group operating profit	2 270	(116)	2 154	2 766	(22)%	(18)%

Turnover	18 285	(867)	17 418	18 383	(5)%	(1)%

Operating profit BEIA	2 772	(135)	2 637	2 878	(8)%	(4)%
Exceptional items	(474)	17	(457)	(86)
Amortisation – goodwill and intangible assets	(24)	1	(23)	(26)

Operating profit	2 274	(117)	2 157	2 766	(22)%	(18)%

Operating margin	12.4%		12.4%	15.0%
Operating margin BEIA	15.2%		15.1%	15.7%

Turnover fell by 5% at current rates of exchange, with currency movements contributing a 4% decline. Operating profit fell by 22% and operating profit BEIA declined by 8% with currency movements contributing a 4% decline in both cases. The underlying performance of the business after eliminating these exchange translation effects is discussed below at constant exchange rates.

In 2004, Home and Personal Care turnover declined by 1%, with underlying sales growth of 1.1%. Operating margin BEIA reduced to 15.2% from 15.7% in 2003, primarily due to difficult trading conditions.

In 2004 our Home and Personal Care business came under pressure from the combination of a sharp slowdown in market growth and a significant rise in the level and intensity of competitive activity. The combination of lower prices, particularly in the developed world, and increased material costs in the second half of the year put pressure on margins.

In Western Europe we held market share but in contracting categories. The influence of discounters on the retail sector impacted price levels as the traditional chains responded with their own value offerings. In North America market growth also slowed and we lost some share particularly in the early part of the year. In Asia, principally in India and Japan, competitive attack in certain categories diluted both growth and profits.

Elsewhere, our businesses in Latin America, Africa and the Middle East continued to make good progress. This growth is based on globally aligned brands backed by deep local consumer understanding, and our strong category positions have benefited from improving economies in a number of countries. In these territories, as in other parts of the world, our portfolio has shifted towards the higher margin Personal Care sectors.

In these circumstances, our strategy remains focused on developing brands with market-leading positions, which are best placed to prosper over time, regardless of changing dynamics in the extended supply chain.

We will continue to drive down cost through simplification and harmonisation, building on the excellent work achieved as part of Path to Growth. By deepening our knowledge of shopper behaviour, we will ensure our brands continue to meet the needs of increasingly value-driven consumers.

From the final quarter of 2004, we have boosted the investment behind our brands to support market share recovery and drive growth in targeted areas. This will continue into 2005, and is necessary to preserve long-term value creation in the face of heightened competitive pressure.

In a number of markets around the world, we finished 2004 with improved momentum.

34     Unilever Annual Report and Accounts 2004

Back to Contents

Operating review by category – Home and Personal Care
Financial overview (continued)

2003 results compared with 2002	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2003 at	rate	2003 at	2002 at	actual	constant
	2002 rates	effects	2003 rates	2002 rates	current rates	2002 rates

Group turnover	20 802	(2 434)	18 368	20 801	(12)%	–%
Group operating profit	3 134	(368)	2 766	2 882	(4)%	9%

Turnover	20 818	(2 435)	18 383	20 824	(12)%	–%

Operating profit BEIA	3 279	(401)	2 878	3 127	(8)%	5%
Exceptional items	(115)	29	(86)	(213)
Amortisation – goodwill and intangible assets	(30)	4	(26)	(30)

Operating profit	3 134	(368)	2 766	2 884	(4)%	9%

Operating margin	15.1%		15.0%	13.8%
Operating margin BEIA	15.8%		15.7%	15.0%

Turnover fell by 12% at current rates of exchange, due to currency movements. Operating profit fell by 4% and operating profit BEIA declined by 8%, with currency movements contributing a 13% decline in both cases. The underlying performance of the business after eliminating these exchange translation effects is discussed below at constant exchange rates.

In 2003, underlying sales grew by 3%, whilst leading brands grew 4%. The most successful categories were deodorants and hair with underlying sales growth of 12% and 8% respectively. Amongst the leading brands, Axe, Dove, Lux and Sunsilk all recorded very strong double-digit growth.

Operating profit improved by 9% and operating profit BEIA rose by 5%, whilst operating margin climbed to 15.1%. Operating margin was helped by a combination of improved profitability in our fabric wash business and numerous simplification initiatives. We continued to focus our brand portfolio through the disposal of non-core business – including our oral care and Sunlight dishwash businesses in North America, Brut in North and Latin America, and the Bio Presto brand in Italy.

Unilever Annual Report and Accounts 2004     35

Back to Contents

Operating review by category – Home and Personal Care
Home care

2004 results compared with 2003	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2004 at	rate	2004 at	2003 at	actual	constant
	2003 rates	effects	2004 rates	2003 rates	current rates	2003 rates

Group turnover	7 016	(240)	6 776	7 225	(6)%	(3)%
Group operating profit	613	(14)	599	908	(34)%	(33)%

Turnover	7 023	(241)	6 782	7 230	(6)%	(3)%

Operating profit BEIA	794	(20)	774	914	(15)%	(13)%
Exceptional items	(168)	5	(163)	8
Amortisation – goodwill and intangible assets	(12)	1	(11)	(14)

Operating profit	614	(14)	600	908	(34)%	(32)%

Operating margin	8.7%		8.9%	12.6%
Operating margin BEIA	11.3%		11.4%	12.6%

Turnover and underlying sales growth	2004
(at constant 2003 rates)	vs 2003

Underlying sales growth (%)	(0.4)
Effect of acquisitions (%)	0.2
Effect of disposals (%)	(2.7)
Turnover growth (%)	(2.9)

Turnover fell by 6% at current rates of exchange, with currency movements contributing a 3% decline. Operating profit fell by 34% and operating profit BEIA declined by 15%, with currency movements contributing a 2% decline in both cases. The underlying performance of the business after eliminating these exchange translation effects is discussed below at constant exchange rates.

In 2004, our home care business saw declining underlying sales. Volumes grew by 1.8% but this was more than offset by price declines, reflecting increased consumer sensitivity in this area and resulting in reduced market sizes in the developed world. Operating margin BEIA declined from 12.6% to 11.3% with profitability affected by difficult trading in Western Europe.

Performance was on the whole disappointing. Despite gains in specific territories, overall market share fell – with growth in developing markets offset by the decline in Europe and North America.

In laundry, our top performance fabric cleaning brand, Omo, which is aligned to a common brand proposition across the world, continued to perform well in difficult trading conditions. Omo strengthened its position in a number of key markets such as Argentina, China, Indonesia, Thailand and Vietnam. The success of Omo was supported by the ‘Pockets’ campaign in parts of Africa, Asia and Latin America, as well as the ‘Dirt is Good’ campaign and innovations such as Omo Aloe Vera in Latin America.

Other brands that performed well included the Radiant family (superior whiteness and brightness marketed as Ala and Rin), and the fabric conditioner brand Comfort.

The household care business declined due to difficult trading conditions in Europe, despite strong growth in developing and emerging markets. Attention was focused on the profitability of the business, which improved significantly.

36     Unilever Annual Report and Accounts 2004

Back to Contents

Operating review by category – Home and Personal Care
Home care (continued)

2003 results compared with 2002	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2003 at	rate	2003 at	2002 at	actual	constant
	2002 rates	effects	2003 rates	2002 rates	current rates	2002 rates

Group turnover	8 029	(804)	7 225	8 565	(16)%	(6)%
Group operating profit	977	(69)	908	837	9%	17%

Turnover	8 034	(804)	7 230	8 579	(16)%	(6)%

Operating profit BEIA	996	(82)	914	917	–%	9%
Exceptional items	(4)	12	8	(64)
Amortisation – goodwill and intangible assets	(16)	2	(14)	(17)

Operating profit	976	(68)	908	836	9%	17%

Operating margin	12.1%		12.6%	9.7%
Operating margin BEIA	12.4%		12.6%	10.7%

Turnover and underlying sales growth	2003
(at constant 2002 rates)	vs 2002

Underlying sales growth (%)	–
Effect of acquisitions (%)	1.0
Effect of disposals (%)	(7.4)
Turnover growth (%)	(6.4)

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

In 2003, our top-performance fabric cleaning brand, Omo, was aligned behind a common brand proposition across the world. This extended to a focus on larger innovations and generated substantial savings through standardised packaging, formulation and advertising. The Omo brand remained a strong market leader in Brazil, Indonesia, Morocco, South Africa and Thailand while rebuilding a strong position in Turkey.

In South Africa, Sunlight is the most recognised household consumer goods brand. Its clear positioning of ‘Gentle care I trust’ is underpinned by the brand’s strong values of dependability, honesty and reliability. As a mid-priced brand, the strong consumer value proposition of Sunlight helped generate growth of over 3% in 2003.

In Europe, innovation helped Comfort grow its leading market position in the UK and gain market leadership in Portugal. The new fast-dry variant of Comfort shortens the drying time for clothes and eases the burden of washing laundry for consumers.

While our household cleaning brands performed below expectations, results improved in the second half as innovation around the core business showed signs of a return to growth. Within the portfolio, Cif and Domestos remained leading brands with number one or number two positions in the majority of key markets in which they operate.

Unilever Annual Report and Accounts 2004     37

Back to Contents

Operating review by category – Home and Personal Care
Personal care

2004 results compared with 2003	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2004 at	rate	2004 at	2003 at	actual	constant
	2003 rates	effects	2004 rates	2003 rates	current rates	2003 rates

Group turnover	11 255	(627)	10 628	11 143	(5)%	1%
Group operating profit	1 657	(102)	1 555	1 858	(16)%	(11)%

Turnover	11 262	(626)	10 636	11 153	(5)%	1%

Operating profit BEIA	1 978	(115)	1 863	1 964	(5)%	1%
Exceptional items	(306)	12	(294)	(94)
Amortisation – goodwill and intangible assets	(12)	–	(12)	(12)

Operating profit	1 660	(103)	1 557	1 858	(16)%	(11)%

Operating margin	14.7%		14.6%	16.7%
Operating margin BEIA	17.6%		17.5%	17.6%

Turnover and underlying sales growth	2004
(at constant 2003 rates)	vs 2003

Underlying sales growth (%)	2.1
Effect of acquisitions (%)	0.5
Effect of disposals (%)	(1.5)
Turnover growth (%)	1.0

Turnover fell by 5% at current rates of exchange, with currency movements contributing a 6% decline. Operating profit fell by 16% and operating profit BEIA declined by 5%, with currency movements contributing a 5% and 6% decline respectively. The underlying performance of the business after eliminating these exchange translation effects is discussed below at constant exchange rates.

In 2004, our personal care business had underlying sales growth of 2.1%. Market share improved in Europe and Africa, Middle East and Turkey; in a number of other regions, market share had started to recover by the end of the year following declines earlier in the year. Operating margin BEIA was broadly flat at 17.6%.

Deodorants saw another year of double-digit growth, with increased market share in most regions, and we are now the leader in 15 of the top 20 markets in the world. Axe had another excellent year, based on its notable success in North America where the brand now has close to 13% market share two years after launch. Elsewhere, growth came from the new fragrance Touch, higher consumption in Latin America through all-over-body usage, and the deployment of award-winning advertising. Rexona continues to build market share as the world’s largest deodorant brand – it was relaunched in Europe, where it is now the market leader for women, with new body-responsive technology, and successful variants such as Rexona Ebony have been launched in Latin America.

In 2004, Sunsilk continued its double digit growth and was rolled out in Europe. Variant innovations as solutions to daily hair problems were the foundation of the brand’s success, communicated globally through the ‘Hair Dramas’ campaign. However, overall growth in the hair category was held back by a fierce competitive response to our previous market share gains in Japan. This has been addressed through the relaunch of Lux and mod’s shampoos, which restored growth towards the end of the year. In India, volumes were well ahead, but at significantly lower prices, whilst in North America portfolio issues have restricted growth.

A disappointing performance in skin cleansing in North America offset share gains in other territories. In skin care, Dove has been successful with firming lotion in Europe, and this has been the vehicle for the ‘Real Beauty’ communication platform. Fair & Lovely has enjoyed a strong year in India, while Vaseline has been relaunched in the highly active US market.

In oral care we have strong positions in a number of countries in Europe and in developing and emerging markets, particularly with our Signal and Close Up toothpaste brands. In 2004 we continued to focus investment behind these brands, launching core variants of Signal under the ‘extended protection’ proposition and launching a top-performance toothbrush with new bristle technology.

The prestige fragrance business met our 2004 expectations, delivering sharply improved profitability and cash flow. The key launch was Eternity Moment in the third quarter, which quickly established itself as one of the leading new fragrances in Europe this year.

38     Unilever Annual Report and Accounts 2004

Back to Contents

Operating review by category – Home and Personal Care
Personal care (continued)

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

Turnover fell by 9% at current rates of exchange, with currency movements contributing a 13% decline. Operating profit fell by 9% and operating profit BEIA fell by 11%, with currency movements contributing a decline of 14% in both cases. The underlying performance of the business after eliminating these exchange translation effects is discussed below at constant exchange rates.

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

Our global hair business grew underlying sales by 8%. This growth was driven both by the continued success of Dove shampoo and conditioner and by our largest hair care brand, Sunsilk. The lively approach to women and how they really feel about their hair by Sunsilk helped re-introduce the brand successfully into Europe. Sunsilk also continued to grow strongly in Latin America with the introduction of new variants and full roll-out of colorants in Brazil. A relaunch of the brand in China (under the name Hazeline) nearly doubled the rate of sale.

Our deodorant category grew underlying sales by over 12% behind the strength of Axe and Rexona. Axe developed innovative approaches to talking to young men throughout the world. The brand carved out a strong position in the North American male deodorant market on the basis of this deep consumer understanding. The launch of new fragrances and antiperspirants, along with improved product efficacy, translated into outstanding growth.

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

Unilever Annual Report and Accounts 2004     39

Back to Contents

Operating review by region
Europe

2004 results compared with 2003	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2004 at	rate	2004 at	2003 at	actual	constant
	2003 rates	effects	2004 rates	2003 rates	current rates	2003 rates

Group turnover	17 297	17	17 314	18 208	(5)%	(5)%
Group operating profit	1 823	4	1 827	2 563	(29)%	(29)%

Turnover	17 392	17	17 409	18 297	(5)%	(5)%

Operating profit BEIA	2 858	6	2 864	3 032	(6)%	(6)%
Exceptional items	(525)	–	(525)	49
Amortisation – goodwill and intangible assets	(498)	(1)	(499)	(505)

Operating profit	1 835	5	1 840	2 576	(29)%	(29)%

Operating margin	10.6%		10.6%	14.1%
Operating margin BEIA	16.4%		16.4%	16.6%

Turnover and underlying sales growth (at constant 2003 rates)
	2004
	vs 2003

Underlying sales growth (%)	(2.8)
Effect of acquisitions (%)	0.1
Effect of disposals (%)	(2.4)
Turnover growth (%)	(4.9)

Turnover fell by 5% at current rates of exchange, with currency movements having no effect. Operating profit declined by 29% and operating profit BEIA fell by 6% with currency movements having no effect. The underlying performance of the business after eliminating these exchange translation effects is discussed below at constant rates of exchange.

Underlying sales declined by 2.8%.

In Western Europe, trading conditions were difficult due to the continuing growth of hard discounters and the responses of traditional retailers, looking to compete through value on both branded and private label products. In addition, ice cream and ready-to-drink tea suffered from a poorer summer than the exceptional one in 2003. By contrast, our business in Central and Eastern Europe grew well, with a particularly strong performance in Russia.

Our spreads business grew with the successful launch of Becel/Flora pro•activ milk drinks and yoghurts in a number of markets and leaf teas performed considerably better than the weather-affected ready-to-drink ice tea range.

Sales of frozen foods declined. We have been reorganising the business to focus more on higher growth segments of the market, including making some disposals. Margins continue to improve through restructuring. The household care business also declined in difficult trading conditions.

Personal Care market share improved in Europe, particularly through Dove firming lotion in Europe, and Rexona. In prestige fragrances the key launch was Eternity Moment in the third quarter, which quickly established itself as one of the leading new fragrances.

Operating margin declined from 14.1% to 10.6%, including a step-up in exceptional restructuring charges associated with the One Unilever simplification project. Operating margin BEIA at 16.4% was slightly below the prior year. The benefit of our savings programmes and the net effect of business disposals, including olive oil in France and parts of our frozen foods businesses in the UK and Germany, was more than offset by increased advertising and promotions.

40     Unilever Annual Report and Accounts 2004

Back to Contents

Operating review by region
Europe (continued)

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

Difficult economic conditions in a number of countries were reflected in the consumer, retail and competitive environment in 2003 and in general market growth rates slowed significantly. Against this background, underlying sales grew by 0.6%, with volume ahead by 0.4%. Turnover was 4% lower than last year through the impact of planned disposals.

There was continued strong growth in mass personal care, partly offset by a sharp decline in prestige fragrances and the impact of price-competitive markets in laundry. In foods, growth by category in part reflected the exceptionally hot summer weather, with strong gains in ready-to-drink tea and ice cream, but lower consumption in savoury, frozen meals and cooking products.

Highlights of another good year in personal care were the launch of Sunsilk across the region and the roll-out of Dove shampoo. Other key innovations included the Dove Silk hand, body and shower range, Dove exfoliating bar, new variants of Axe and the Crystal variant of Rexona/Sure.

In laundry, good progress was made in improving the profitability of our business through cost reduction and a strategy of focus on priority brands and markets. This allowed us both to increase margins and to generate the funds to respond to increased levels of price competition which had led to the loss of one market share point in the year, primarily to retailer own brands.

There was good growth in spreads and cooking products for our healthy heart brands Becel/Flora. For our family brands such as Rama and Blue Band we adopted a strategy of recovering substantial increases in edible oil costs which some competitors did not follow. However, overall we held market share.

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

Tea-based beverages performed well with an excellent contribution from Lipton ready-to-drink, including green tea and fruit juice variants. Ice cream sales also grew strongly, helped by the hot summer weather and innovations including Magnum 7 Sins, Magnum Moments, Magnum snacking bars and the roll-out of the Fruit & Fresh mix of yoghurt and ice cream.

In frozen foods we reshaped around faster-growing segments of the market and undertook restructuring with further gains in profitability.

Operating margin BEIA improved from 14.0% to 16.5%. This reflected the contribution from our restructuring and savings programmes, improved mix from portfolio change and our strategy for improving profitability in home care.

Unilever Annual Report and Accounts 2004     41

Back to Contents

Operating review by region
North America

2004 results compared with 2003	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2004 at	rate	2004 at	2003 at	actual	constant
	2003 rates	effects	2004 rates	2003 rates	current rates	2003 rates

Group turnover	9 729	(821)	8 908	9 774	(9)%	–%
Group operating profit	280	(21)	259	1 071	(76)%	(74)%

Turnover	9 821	(829)	8 992	9 869	(9)%	–%

Operating profit BEIA	1 514	(132)	1 382	1 660	(17)%	(9)%
Exceptional items	(783)	70	(713)	(139)
Amortisation – goodwill and intangible assets	(421)	38	(383)	(420)

Operating profit	310	(24)	286	1 101	(74)%	(72)%

Operating margin	3.2%		3.2%	11.2%
Operating margin BEIA	15.4%		15.4%	16.8%

Turnover and underlying sales growth (at constant 2003 rates)
	2004
	vs 2003

Underlying sales growth (%)	1.5
Effect of acquisitions (%)	0.6
Effect of disposals (%)	(2.6)
Turnover growth (%)	(0.5)

Turnover fell by 9% at current rates of exchange, fully explained by currency movements. Operating profit declined by 74% and operating profit BEIA fell by 17% with currency movements contributing 2% and 8% declines respectively. The underlying performance of the business after eliminating these exchange translation effects is discussed below at constant rates of exchange.

Underlying sales grew by 1.5%.

Our Foods business grew well following the successful implementation of a new ‘go-to-market’ approach in 2003 and the rapid launch of a range of low-carb products across much of the portfolio in the first half of 2004. Our US ice cream brands Klondike, Breyers and Ben & Jerry’s continued to grow well, gaining market share in a highly competitive market through ‘health and wellness’ lines such as low-carb, low-sugar, lactose-free and yoghurt products. These good performances more than offset the decline in sales of Slim•Fast which was relaunched towards the end of the year.

The weight-management category in North America declined significantly during the second half of 2004. Our review of the carrying value of Slim•Fast goodwill resulted in a goodwill impairment charge of €650 million (€591 million at current rates of exchange) in the fourth quarter.

Deodorants grew strongly through the success of Axe, however strong competition led to some loss of market share in other home and personal care categories.

Operating margin declined from 11.2% to 3.2%, reflecting an exceptional charge for the impairment of Slim•Fast goodwill and a step-up in exceptional restructuring charges associated with the One Unilever simplification project. Operating margin BEIA declined from 16.8% to 15.4%, impacted by higher commodity costs and the costs of reorganising production facilities for Slim•Fast in the fourth quarter.

42     Unilever Annual Report and Accounts 2004

Back to Contents

Operating review by region
North America (continued)

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

Turnover fell by 21% at current rates of exchange, with currency movements contributing a 14% decline. Operating profit fell by 30% and operating profit BEIA fell by 20%, with currency movements principally the weakening of the US dollar contributing declines of 13% and 15% respectively. The underlying performance of the business after eliminating exchange translation effects is discussed below at constant exchange rates.

Underlying sales declined by 3.1%, including a positive 0.2% from pricing. The performance of Slim•Fast and prestige fragrances, in combination with the one-off impacts of trade de-stocking and weak out-of-home channels in the first half of the year, diluted underlying sales growth by 3.6%. Turnover, including the impact of disposals, declined by 7%.

In mass personal care we improved our overall market position through Axe deodorants, and established the Dove brand in daily hair care. In laundry we further improved profitability, notwithstanding negative pricing through bonus pack promotions in a competitive market in which we lost a little under one percentage point of market share.

Our prestige fragrance business declined in weak markets. Our priority was to restructure the business onto a more robust footing. We refocused the brand portfolio and reduced costs to release funds for future investment behind innovation in the leading brands.

Unilever Bestfoods sales grew in a competitive market and in a year in which we successfully introduced a new ‘go-to-market’ approach. Particular strengths were Hellmann’s, Lipton and Bertolli through pasta sauces and frozen foods, Becel margarine in Canada and Lawry’s through the new Spice Blends steak sauce. These good performances were partly offset by declines in spreads consumption because of lower butter prices, and by declines in Bertolli olive oil and in Ragú pasta sauces due to changes in our approach to promotional plans and timing.

In ice cream we continued to grow well and gain market share, notwithstanding weak out-of-home markets. Breyers and Good Humor performed strongly in grocery channels, including the extension of the health range and the introduction of Slim•Fast.

Our UBF Foodsolutions business moved ahead despite weak market conditions with a stronger performance in the second half of the year.

Slim•Fast has been heavily affected by changing consumer tastes and dieting choices. We responded with the launch of a range of new products in the second half of the year, and a relaunch of the brand at the start of 2004.

The regional operating margin BEIA at 16.9% was 0.4% ahead of the prior year.

Unilever Annual Report and Accounts 2004     43

Back to Contents

Operating review by region
Africa, Middle East and Turkey

2004 results compared with 2003	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2004 at	rate	2004 at	2003 at	actual	constant
	2003 rates	effects	2004 rates	2003 rates	current rates	2003 rates

Group turnover	3 290	(27)	3 263	3 276	–%	–%
Group operating profit	297	5	302	419	(28)%	(29)%

Turnover	3 302	(28)	3 274	3 302	(1)%	–%

Operating profit BEIA	399	–	399	438	(9)%	(9)%
Exceptional items	(80)	3	(77)	6
Amortisation – goodwill and intangible assets	(19)	1	(18)	(22)

Operating profit	300	4	304	422	(28)%	(29)%

Operating margin	9.1%		9.3%	12.8%
Operating margin BEIA	12.1%		12.2%	13.3%

Turnover and underlying sales growth	2004 vs 2003
(at constant 2003 rates)

Underlying sales growth (%)	3.1
Effect of acquisitions (%)	0.1
Effect of disposals (%)	(3.1)
Turnover growth (%)	–

Turnover fell by 1% at current rates of exchange, fully explained by currency movements. Operating profit declined by 28% and operating profit BEIA fell by 9% with currency movements contributing a 1% improvement to operating profit and having no effect on operating profit BEIA. The underlying performance of the business after eliminating these exchange translation effects is discussed below at constant rates of exchange.

Underlying sales grew by 3.1%.

Nigeria had a strong year in both Foods and Home and Personal Care. South East Africa performed well in difficult conditions. In South Africa there has been improved volume growth, but negative pricing as we took action to ensure our brands remain competitive.

In Turkey, significant price reductions on our Sana brand to defend our market volume meant a decline in sales, however there was a good performance in laundry, where Omo has regained market leadership.

Operating margin declined from 12.8% to 9.1%. Operating margin BEIA declined from 13.3% to 12.1% with profitability affected by more competitive pricing, asset write-downs and doubtful debts arising from distributor arrangements in North Africa.

44     Unilever Annual Report and Accounts 2004

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

2003 vs 2002
Turnover and underlying sales growth
(at constant 2002 rates)

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

Innovations behind the Omo and Surf brands were the drivers of an excellent performance in laundry. In personal care, Dove, Lux and Rexona all grew at over 20%, while Sunsilk achieved the leading position in hair care in Turkey.

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

Unilever Annual Report and Accounts 2004     45

Back to Contents

Operating review by region
Asia and Pacific

2004 results compared with 2003	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2004 at	rate	2004 at	2003 at	actual	constant
	2003 rates	effects	2004 rates	2003 rates	current rates	2003 rates

Group turnover	6 952	(480)	6 472	7 063	(8)%	(2)%
Group operating profit	723	(58)	665	1 072	(38)%	(32)%

Turnover	6 954	(480)	6 474	7 094	(9)%	(2)%

Operating profit BEIA	870	(68)	802	1 024	(22)%	(15)%
Exceptional items	(102)	5	(97)	88
Amortisation – goodwill and intangible assets	(45)	5	(40)	(40)

Operating profit	723	(58)	665	1 072	(38)%	(33)%

Operating margin	10.4%		10.3%	15.1%
Operating margin BEIA	12.5%		12.4%	14.4%

Turnover and underlying sales growth	2004 vs 2003
(at constant 2003 rates)

Underlying sales growth (%)	1.4
Effect of acquisitions (%)	0.5
Effect of disposals (%)	(3.8)
Turnover growth (%)	(2.0)

Turnover fell by 9% at current rates of exchange, with currency movements contributing a 7% decline. Operating profit declined by 38% and operating profit BEIA fell by 22% with currency movements contributing a 5% and 7% decline respectively. The underlying performance of the business after eliminating these exchange translation effects is discussed below at constant rates of exchange.

Underlying sales grew by 1.4%.

Brooke Bond tea in India and Sariwangi in Indonesia both grew strongly. However it was a difficult year for tea in Pakistan, which faced increased promotional activity by local competition. There was strong growth of our ice cream businesses, particularly in Indonesia and China.

In hair care in Japan, where we had previously made excellent market share gains, there was a fierce response from competitors and volumes were lower. In laundry in India, where competition has also been intense, volumes were well ahead, but at significantly lower prices.

Operating margin declined from 15.1% to 10.4%. Operating margin BEIA declined to 12.5% from 14.4% impacted by increased advertising and promotion and price competitiveness as we responded robustly to competitive attack in a number of key markets. In India, charges were incurred in exiting from confectionery and from asset write-downs in tea plantations and bakery.

46     Unilever Annual Report and Accounts 2004

Back to Contents

Operating review by region
Asia and Pacific (continued)

2003 results compared with 2002	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2003 at	rate	2003 at	2002 at	actual	constant
	2002 rates	effects	2003 rates	2002 rates	current rates	2002 rates

Group turnover	8 039	(976)	7 063	7 679	(8)%	5%
Group operating profit	1 217	(145)	1 072	1 081	(1)%	13%

Turnover	8 076	(982)	7 094	7 865	(10)%	3%

Operating profit BEIA	1 166	(142)	1 024	1 119	(8)%	4%
Exceptional items	98	(10)	88	13
Amortisation – goodwill and intangible assets	(47)	7	(40)	(30)

Operating profit	1 217	(145)	1 072	1 102	(3)%	10%

Operating margin	15.1%		15.1%	14.0%
Operating margin BEIA	14.4%		14.4%	14.2%

Turnover and underlying sales growth	2003 vs 2002
(at constant 2002 rates)

Underlying sales growth (%)	3.7
Effect of acquisitions (%)	1.9
Effect of disposals (%)	(2.8)
Turnover growth (%)	2.7

Turnover fell by 10% at current rates of exchange, with currency movements contributing a 13% decline. Operating profit fell by 3% and operating profit BEIA fell by 8%, with currency movements, notably in India, contributing declines of 13% and 12% respectively. The underlying performance of the business after eliminating exchange translation effects is discussed below at constant exchange rates.

Underlying sales grew by 3.7%, almost entirely from volume. Turnover, including the net impact of acquisitions and disposals, increased by 2.7%.

In our Home and Personal Care consumer business, growth was strong and broad-based across categories. Activities behind Lux included the launch of the Lux Spa range in Japan and Lux Super Rich shampoo in a number of markets. Lifebuoy was relaunched in India with new variants and the distribution of Lifebuoy shampoo was extended in Indonesia. Pond’s growth was led by the launch of mini-pack moisturisers in Indonesia and good performances in China and India. The launch of the ‘no marks’ variant boosted growth of Fair & Lovely in India. Laundry benefited from activities including the relaunch of Breeze Colour in Thailand, improved formulations in Vietnam and launches of variants of Surf with fabric conditioner, and a Surf bar with bleach in the Philippines. Sales in low-margin, non-consumer businesses were sharply lower, as planned.

In Foods the main focus in the year was improving the overall shape of the business. This included acquiring the outstanding part of the CPC/Ajinomoto joint venture, disposing of, or withdrawing from, several non-leading brands and improving the distribution system in the Philippines. This was reflected in a progressive pick-up in the growth of the leading brands over the year. Indonesia made further progress with Bango, Royco and Sariwangi as we improved distribution. In leaf tea Brooke Bond was relaunched in India and Lipton green tea bags were launched in China. Knorr Soupy Snax were launched in India and the Knorr brand grew well in China.

The regional operating margin BEIA at 14.4% was 0.2% ahead of the previous year after a 0.4% increase in advertising and promotions.

Unilever Annual Report and Accounts 2004     47

Back to Contents

Operating review by region
Latin America

2004 results compared with 2003	€ million	€ million	€ million	€ million	%	%
		Exchange			Change at	Change at
	2004 at	rate	2004 at	2003 at	actual	constant
	2003 rates	effects	2004 rates	2003 rates	current rates	2003 rates

Group turnover	4 549	(337)	4 212	4 372	(4)%	4%
Group operating profit	403	(45)	358	358	–%	12%

Turnover	4 554	(337)	4 217	4 380	(4)%	4%

Operating profit BEIA	745	(54)	691	618	12%	20%
Exceptional items	(182)	(3)	(185)	(104)
Amortisation – goodwill and intangible assets	(158)	12	(146)	(156)

Operating profit	405	(45)	360	358	1%	13%

Operating margin	8.9%		8.5%	8.2%
Operating margin BEIA	16.4%		16.4%	14.1%

Turnover and underlying sales growth	2004 vs 2003
(at constant 2003 rates)

Underlying sales growth (%)	7.2
Effect of acquisitions (%)	–
Effect of disposals (%)	(3.1)
Turnover growth (%)	4.0

Turnover fell by 4% at current rates of exchange, with currency movements contributing a 8% decline. Operating profit improved by 1%, and operating profit BEIA improved by 12% with currency movements contributing a 12% and 8% decline respectively. The underlying performance of the business after eliminating these exchange translation effects is discussed below at constant rates of exchange.

Underlying sales grew by 7.2%.

Growth was strong across both Foods and Home and Personal Care categories, and comes mainly from volume. Argentina and Mexico both had excellent performances.

In Foods, growth has been driven by innovation to address both Vitality and low-income needs, including cholesterol-free Hellmann’s mayonnaise; the extension of the soy benefits of AdeS; and the launch of low unit price Knorr seasoning cubes.

All of the global personal care brands contributed to another strong year. In laundry, growth of Omo was boosted by the global ‘Pockets’ and ‘Dirt is Good’ campaigns and the launch of the Aloe Vera variant.

Operating margin increased from 8.2% to 8.9%. Exceptional items included restructuring costs for the One Unilever simplification project and a provision for potential repayment of certain sales tax credits in Brazil.

Operating margin BEIA increased from 14.1% in 2003 to 16.4% in 2004 with the region benefiting from strong top-line growth and cost savings as we extended our regional shared service centres.

48     Unilever Annual Report and Accounts 2004

Back to Contents

Operating review by region
Latin America (continued)

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

Turnover fell by 20% at current rates of exchange, with currency movements contributing a 25% decline. Operating profit fell by 29% and operating profit BEIA fell by 20%, with currency movements, notably in Brazil and Mexico, contributing declines of 26% and 25% respectively. The underlying performance of the business after eliminating exchange translation effects is discussed below at constant exchange rates.

Underlying sales grew by 8.1%, entirely through pricing as we recovered earlier devaluation-led cost increases. The speed of economic recovery was, however, uneven and Brazil in particular remained weak although we saw a strong improvement in Argentina. Home and Personal Care moved back into positive volume growth in the second half of the year, but this was offset by continuing market declines in Foods categories, resulting in a 2.2% overall volume decline for the year. Including the impact of disposals, turnover increased 5.0%.

The key drivers of growth were our personal care brands: Lux, which was relaunched with innovations in both product and packaging; Sunsilk, including the test launch of hair colorants in Argentina, Mexico and Brazil and the success of the Lisage hair-straightening variant; Rexona, with the launch of a deodorant spray in Colombia and Venezuela; and Axe, with the launch of new variants and extension to new geographies.

In laundry we continued to hold strong share positions and delivered good growth. A series of innovations were introduced under the Omo, Radiant and Surf brands, and fabric conditioners in Argentina performed particularly well.

In Foods, markets continued to be competitive and consumption remained weak, especially in Brazil. Nonetheless we continued to improve the base of our business. Innovations boosted strong growth for the AdeS soy-based drink. Arisco grew well in Brazil, showing the value of alternative ‘smart choice’ brands in a difficult economy. The savoury portfolio was strengthened through the migration of the Cica brand to Knorr in Brazil and the introduction of Knorr to Central America. Overall growth in Foods was impacted by our actions to reduce the tail of non-leading brands by managing some brands for value through a harvest strategy or through disposal.

The regional operating margin BEIA at 14.2% was 0.1% ahead of last year with an improvement in gross margin partly reinvested in increased advertising and promotions. We made good progress with savings programmes and progressively recovered the impact of devaluation-led cost increases.

Unilever Annual Report and Accounts 2004     49

Back to Contents

Risk management

The following discussion about risk management activities includes ‘forward-looking’ statements that involve risk and uncertainties. The actual results could differ materially from those projected. See the ‘Cautionary Statement’ on page 3.

Unilever’s system of risk management is outlined on page 92. Responsibility for establishing a coherent framework for the Group to manage risk resides with the Corporate Risk Committee. The remit of the Corporate Risk Committee is outlined on page 57.

Particular risks and uncertainties that could cause actual results to vary from those described in forward-looking statements within this document, or which could impact on our ability to meet our published targets have been identified. In 2005, the most significant risk that the business faces, and which therefore is the key focus of the risk management process in 2005, arises in ensuring the business moves from the Path to Growth strategy, which concluded in December 2004, to the implementation of the new organisation which we expect to be effective from April 2005. In this context the following specific risks have been identified as areas of focus in 2005:

Our brands
We have a number of large global brands, including 12 with an annual turnover of greater than €1 billion. Any adverse event affecting consumer confidence or continuity of supply of such a brand would have an impact on the overall business. The carrying value of intangible assets associated with many of our brands is significant, and depends on the future success of those brands. There remains a risk that events affecting one or more of our global leading brands will potentially impair the value of the brands. The Group therefore continues to monitor closely the performance of our leading brands and will take appropriate action to mitigate any threat to brand value.

Innovation
Our growth depends in large part on our ability to generate and implement a stream of consumer-relevant improvements to our products. The contribution of innovation is affected by the level of funding that can be made available, the technical capability of the research and development functions, and the success of operating management in rolling out quickly the resulting improvements.

People
Unilever’s performance requires it to have the right calibre of managers in place. We must compete to obtain capable recruits for the business, and then train them in the skills and competencies that we need to deliver growth. The business transformation programme required to implement the new organisation includes the risk of disruption to normal business operations. This risk was inherent in the Path to Growth strategy that was completed in December 2004; although we experienced no material disruption to the business throughout the life of the Path to Growth strategy, we will remain focused on avoiding such disruption.

Economic conditions in developing countries
About a third of Unilever’s turnover comes from the group of developing and emerging economies. We have long experience in these markets, which are also an important source of our growth. These economies are more volatile than those in the developed world, and there is a risk of downturns in effective consumer demand that would reduce the sales of our products.

Customer relationships and distribution
Unilever’s products are generally sold through its sales force and through independent brokers, agents and distributors to chain, wholesale, co-operative and independent grocery accounts, food service distributors and institutions. Products are distributed through distribution centres, satellite warehouses, company-operated and public storage facilities, depots and other facilities. Sales to large customers or sales via specialised distribution channels are significant in some of our businesses.

The loss of a small number of major customers or a major disruption of a specialised distribution centre or channel could have an adverse effect on the Group’s business and results of operations.

Price and supply of raw materials and commodities contracts
Unilever’s products are manufactured from a large number of diverse materials. Unilever has experience in managing fluctuations in both price and availability. However, movements outside the normal range may have an impact upon margins.

Some of our businesses, principally edible fats companies in Europe, may use forward contracts over a number of oils to hedge future requirements. None of these contracts are entered into for speculative purposes. We purchase forward contracts in bean, rape, sunflower, palm, coconut and palm kernel oils, almost always for physical delivery. We may also use futures contracts to hedge future price movements; however, the amounts are not material. The total value of open forward contracts at the end of 2004 was €200 million compared with €292 million in 2003.

In addition, our plantations businesses may use forward contracts for physical delivery of palm oil and tea under strictly controlled policies and exposure limits. Outstanding forward contracts at the end of 2004 were not material.

Corporate reputation
Unilever has a good corporate reputation and many of our businesses, which operate in some 100 countries around the world, have a high profile in their region. Unilever products carrying our well-known brand names are sold in over 150 countries. Should we fail to meet high product safety, social, environmental and ethical standards in all our operations and activities, Unilever’s corporate reputation could be damaged, leading to the rejection of our products by consumers, devaluation of our brands and diversion of management time into rebuilding our reputation. Examples of initiatives to manage key social and environmental risks are mentioned on pages 12 and 13.

Pensions and similar obligations
Pension assets and liabilities (pre-tax) of €13 529 million and €18 758 million respectively are held on the Group’s balance sheet as at 31 December 2004. Movements in equity markets, interest rates and life expectancy could materially affect the level of surpluses and deficits in these schemes, and could prompt the need for the Group to make additional pension contributions in the future. The key assumptions used to value our pension liabilities are set out in note 18 on page 123.

50     Unilever Annual Report and Accounts 2004

Back to Contents

Risk management
(continued)

Cash and borrowings
The Group generated an Ungeared Free Cash Flow of €4.9 billion in 2004 (see page 22). Ungeared Free Cash Flow provides the funds to service the financing of the business and enhance shareholder return. A material and sustained shortfall in our cash flow could undermine our credit rating and overall investor confidence and could restrict the Group’s ability to raise funding. The Group had gross borrowings totalling €12.0 billion at the end of 2004. Market, interest rate and foreign exchange risks to which the Group is exposed are described below.

Treasury risks
Unilever Treasury manages a variety of market risks, including the effects of changes in foreign exchange rates, interest rates and credit spreads. Other risks managed include liquidity, country and counterparty risks.

Unilever has an interest rate management policy aimed at optimising net interest cost and reducing volatility. This is achieved by modifying the interest rate exposure of debt and cash positions through the use of interest rate swaps. Further details on the fixing levels of the projected net debt are given in note 16 on page 120.

Unilever’s foreign exchange policy requires that operating companies manage trading and financial foreign exchange exposures within prescribed limits. This is achieved primarily through the use of forward foreign exchange contracts. Business groups monitor compliance with this policy. At the end of 2004, there was no material exposure from companies holding assets and liabilities other than in their functional currency.

Unilever conducts business in many foreign currencies but publishes its financial statements and measures its performance in euros. As a result, it is subject to exchange risk due to the effects that exchange rate movements have on the translation of the results and underlying net assets of its foreign subsidiaries. Unilever aims to reduce its foreign exchange exposure in operating companies by borrowing in the local currency, except where inhibited by local regulations, lack of local liquidity or local market conditions. An exception may also be made where the economic value of the net assets locally is considered substantially to exceed their book value. From time to time, currency revaluations will trigger exchange translation movements in our balance sheet as a result of these exceptions. In 2004, the significant weakening of the US dollar against the euro has had a negative impact on our reported operating results, but has had a positive impact on our debt and equity, when reported in euros.

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

As a result of the share option plans for employees, we are exposed to movements in our own share price. In recent years we have hedged this risk through buying Unilever shares in the market when the share option is granted and holding these shares until the share option is exercised or lapses. In 2001, we also entered into a contract with a bank for the forward purchase of Unilever shares, further details of which are given in note 16 on page 121. At the year end, 97% of all outstanding employee share options were hedged; based on Unilever’s experience with the exercise level of options we consider this position as being fully hedged.

The analysis below presents the sensitivity of the fair value of the financial and derivative instruments the Group held at 31 December 2004, to the hypothetical changes described below.

Interest rate sensitivity
The fair values of debt, investments and related hedging instruments are affected by movements in interest rates. The analysis shows the sensitivity of the fair value of interest rate sensitive instruments to a hypothetical 10% change in the interest rates (ie. 0.1% for each 1% of the interest rate) across all maturities as at 31 December 2004.

Foreign exchange rate sensitivity
The values of debt, investments and hedging instruments, denominated in currencies other than the functional currency of the entities holding them, are subject to exchange rate movements. The analysis shows the sensitivity of these values to a hypothetical 10% change in foreign exchange rates as at December 2004.

Fair value changes:
	Sensitivity to a
	hypothetical 10% change in
	rates as at 31 December
	€ million	€ million
	2004	2003

Interest rate risk	160	175
Foreign exchange rate risk	7	5

The above-mentioned interest rate sensitivity relates to financial and derivative instruments with fair values amounting to €12 397 million at the end of 2004 (2003: €16 411 million). For further information on fair values see note 16 on page 121. The above-mentioned foreign exchange rate risk relates to a value of financial instruments and derivatives of €68 million at the end of 2004 (2003: €46 million).

Further details on derivatives, foreign exchange exposures and other related information on financial instruments are given in note 16 on pages 120 and 121.

In addition, as a multinational group, Unilever’s businesses are exposed to varying degrees of risk and uncertainty related to other factors including competitive pricing, commodity, raw and packaging material pricing, consumption levels, physical risks, legislative, fiscal, tax and regulatory developments, terrorism and economic, political and social conditions in the environments where we operate. All of these risks could materially affect the Group’s business, our turnover, operating profit, net profit, net assets and liquidity. There may also be risks which are unknown to Unilever or which are currently believed to be immaterial.

Unilever Annual Report and Accounts 2004     51

Back to Contents

Corporate governance

Structure

Unilever Group
NV and PLC are the two parent companies of the Unilever Group of companies. They are separate companies, with separate stock exchange listings and different shareholders. Shareholders cannot convert or exchange the shares of one for shares of the other, and the relative share prices on the various markets can, and do, fluctuate. This happens for a number of reasons, including changes in exchange rates. However, over time the prices of NV and PLC shares do stay in close relation to each other, in particular because of our arrangements to pay dividends on an equalised basis.

NV was incorporated under the name Naamlooze Vennootschap Margarine Unie in the Netherlands in 1927. PLC was incorporated under the name Lever Brothers Limited in Great Britain in 1894. Since 1930 when the Unilever Group was formed, NV and PLC, together with their group companies, have operated, as nearly as is practicable, as a single entity. They have the same Directors, adopt the same accounting principles, and are linked by a series of agreements. The Equalisation Agreement (see below), which regulates the mutual rights of the two sets of shareholders, is particularly important.

NV and PLC are holding and service companies. Our businesses are carried out by our group companies around the world. The holding companies have agreed to co-operate in all areas and to ensure all group companies act accordingly. Usually, shares in the group companies are held ultimately by either NV or PLC, with the main exceptions being that the US companies are owned by both and, as a result of the legal integration of Bestfoods into Unilever, a number of the group companies are partly held by Unilever United States, Inc. These group companies are therefore also ultimately owned jointly by NV and PLC. See pages 165 to 168 for a listing of the Group’s principal subsidiaries.

Legal structure

Business organisation
Our operations are currently organised into two global divisions – Foods and Home and Personal Care – headed by Division Directors. These have been supported by their Business Presidents, responsible for the profitability of their regional or global businesses. For details of the Business Presidents, see page 69.

This divisional and regional structure has facilitated complete alignment with the divisional objectives and strategy while ensuring that close operational control is maintained within regions which are largely homogenous.

In 2005 we will introduce a new, simpler structure that comprises three Regions, Europe, The Americas and Asia/AMET, whose managements will be responsible for our market operations, and two category managements, Foods and Home and Personal Care, responsible for innovation and category management. Our objective is enhanced clarity of role and responsibility, whilst retaining the advantages of control and alignment. The existing Division and Business Group structures will disappear. The new structure will be effective from April 2005.

Co-operation
Under Unilever’s constitutional arrangements, NV and PLC have agreed to follow common policies, to exchange all relevant business information, and to ensure that all group companies act accordingly. They aim to co-operate in all areas, including in the purchase of raw materials and the exchange and use of technical, financial and commercial information, secret or patented processes and trade marks.

These arrangements are designed to create a balance between the funds generated by the NV and PLC parts of the Group for the benefit of their respective sets of shareholders.

The Equalisation Agreement
The Equalisation Agreement makes the position of the shareholders of both companies, as far as possible, the same as if they held shares in a single company.

Under Article 2 of the Articles of Association of NV and Clause 3 of the Memorandum of Association of PLC, each company is required to carry out the Equalisation Agreement with the other. Both documents state that the Agreement cannot be changed or terminated without the approval of shareholders (see page 59). In addition, Article 3 of the PLC Articles of Association states that PLC’s Board must carry out the Equalisation Agreement and that the provisions of the Articles of Association are subject to it.

We are advised by counsel that these provisions oblige our Boards to carry out the Equalisation Agreement, unless it is amended or terminated with the approval of the shareholders of both companies. If the Boards fail to enforce the Agreement, shareholders can compel them to do so under Netherlands and United Kingdom law.

52     Unilever Annual Report and Accounts 2004

Back to Contents

Corporate governance
(continued)

Under the Equalisation Agreement NV and PLC adopt the same financial periods and accounting policies. Dividends are paid in accordance with a formula relating to the nominal values of NV and PLC’s issued share capital. Neither company can issue or reduce capital without the consent of the other. Further information on the Equalisation Agreement is given on page 60.

Mutual guarantee of borrowings
There is also a contractual arrangement between NV and PLC under which each will, if asked by the other, guarantee the borrowings of the other. They can also agree jointly to guarantee the borrowings of their subsidiaries. We use this arrangement, as a matter of financial policy, for certain significant public borrowings.

These arrangements enable lenders to rely on our combined financial strength.

Corporate governance arrangements

Corporate governance developments in 2004
The text that follows describes Unilever’s corporate governance arrangements following acceptance by the NV and PLC shareholders of the proposals put to the Annual General Meetings in 2004. The principal change was to make individuals who were formerly Advisory Directors formal, non-executive members of the Boards of NV and PLC, with full entitlement to vote at meetings and responsibility for the actions of the Boards. The position of Advisory Director ceased.

Full information on our previous arrangements and those changes were reported in the Annual Report and Accounts 2003 and in the papers relating to the 2004 Annual General Meetings respectively. These can be found on the Unilever website at www.unilever.com/ourcompany/investorcentre/.

More information on our current corporate governance arrangements are set out in The Governance of Unilever, which can also be found at www.unilever.com/ourcompany/investorcentre/.

Corporate governance developments in 2005
The text that follows should be read in the light of the changes that are being implemented in 2005. As indicated in the Chairmen’s statement on pages 8 and 9, this streamlining of our leadership structure results in the separation of the roles of Chairman and Group Chief Executive and the replacement of the Executive Committee and Divisions with a new Executive Team that will report to the Group Chief Executive.

Shareholders will be asked at the Annual General Meetings in May 2005 to approve the necessary changes to the NV and PLC Articles of Association. Further details are set out in the Notices of the Meetings and these can also be found at www.unilever.com/ourcompany/investorcentre/.

The Board level changes lead to a reduction in the number of Executive Directors. Further information is given in Board changes on page 70. The Governance of Unilever is being revised to incorporate these changes, which will include the definition of the roles and responsibilities of the single Chairman, who will be Non-Executive, and of the single Group Chief Executive. The Senior Independent Director will be made the Vice-Chairman of each of NV and PLC.

The unified Board
The Boards of NV and PLC comprise the same Directors. The Chairmen and all of the Directors are Directors of both NV and PLC. This ensures unity of governance and of management. The Boards currently comprise seven Executive Directors and nine independent Non-Executive Directors. See pages 68 and 69 for their biographies and page 70 for the changes planned for 2005.

We achieve this unity through provisions in the NV and PLC Articles of Association governing which persons are eligible to be elected as Directors. See page 57 for details of our nomination procedure.

Board responsibility
Our Boards have ultimate responsibility for the management, general affairs, direction and performance of the business as a whole. The responsibility of the Directors is collective, taking into account their respective roles as Executive Directors and Non-Executive Directors.

Our Boards meet at least seven times a year to consider important corporate events and actions, such as:

•	agreement of quarterly results announcements;
•	approval of the Annual Report and Accounts;
•	declaration of dividends;
•	nominations for Board appointments;
•	convening of shareholders’ meetings;
•	approval of Board Remuneration Policy;
•	approval of corporate strategy;
•	approval of Corporate Annual Plan;
•	review of risks and controls;
•	authorisation of major transactions; and
•	review of the functioning of the Boards and its Committees.

Our Directors have set out a number of areas of responsibility which are reserved to themselves and other areas for which matters are delegated to committees whose actions are regularly reported to and monitored by the Boards. These are described in the following section and on page 56.

Board meetings are held in London and Rotterdam and chaired by the Chairmen of NV and PLC. The Chairmen are assisted by the Joint Secretaries, who ensure the Boards are supplied with all the information necessary for their deliberations. This information is normally supplied during the week prior to each meeting. Other information is supplied as and when it is available. The Chairmen and the Joint Secretaries involve the Senior Independent Director (see page 55) in the arrangements for Board Meetings.

Unilever Annual Report and Accounts 2004     53

Back to Contents

Corporate governance
(continued)

In 2004, the full Boards of NV and PLC met seven times. All our Executive Directors attended all seven meetings, except for Charles Strauss who missed one meeting prior to his retirement as a Director in May. During 2004 Non-Executive Directors attended six of the meetings, being the four meetings following their election as Non-Executive Directors in May and two of the three earlier meetings, to which they were invited in their former role as Advisory Directors. All the Non-Executive Directors attended all six meetings, except for Professor Dik and Lord Simon who each missed one meeting, Claudio Gonzalez and Hilmar Kopper who each missed two meetings and Jeroen van der Veer who missed four meetings. These absences were due to conflicting commitments, most notably in the case of Jeroen van der Veer because of his need to attend Board Meetings of Royal Dutch Petroleum Company, although he was able to meet his commitments to attend all the meetings of the Nomination and Remuneration Committees.

Directors are elected by shareholders at the Annual General Meetings of NV and PLC, to hold office, in principle, until the end of the next Annual General Meetings. All our Directors submit themselves for re-election each year.

Upon election, Directors receive a comprehensive Directors’ Manual and are briefed thoroughly on their responsibilities, and updates on corporate governance developments and investor relations matters are frequent items at Board meetings. Executive Directors regularly visit Unilever’s operations around the world and routinely receive presentations, either as the Boards or as a member of a Board Committee, on relevant aspects of the Unilever business.

The performance evaluation of the Boards as a whole in 2004 took the form of a comprehensive survey of the Directors, via questionnaire and individual consultation, as to how the governance changes approved by the shareholders in May should be implemented and how the Board’s ways of working should be changed from those in force previously. The proposed actions arising from this survey were considered and approved by the Boards at their meetings in September and are being implemented. The assessment in 2005 will include a review of the changes in the ways of working, including the evaluation processes that have been set up.

The performance of the Directors will be evaluated again in the course of 2005 by the Non-Executive Chairman and the Senior Independent Director.

Each Board Committee is expected to conduct an annual self-assessment of its performance, which includes taking the views of the Boards on the performance of the Committee. The Chairman of the Committee reports to the Boards on the results of the process.

The Joint Secretaries are available to advise all Directors and ensure that Board procedures are complied with. They are appointed and can be removed by the Boards.

A procedure is in place to enable Directors, if they so wish, to seek independent professional advice at Unilever’s expense. Appropriate Directors’ and Officers’ Liability insurance is in place.

The Executive Directors and the Executive Committee
The text that follows describes the arrangements in place throughout 2004 and the first quarter of 2005. As indicated already under Corporate governance developments in 2005 on page 53, significant changes will take place during 2005.

The Chairmen of NV and PLC have been the principal executive officers of Unilever. They and the other Executive Directors are currently full-time executives and have been responsible for the operational management of NV and PLC and the business enterprise connected therewith. They have reported regularly on operational management matters to the full Boards.

Our Executive Directors currently hold specific management responsibilities through the Executive Committee. They currently comprise all of the top tier of our executives.

The Executive Committee has been made up of the Chairmen of NV and PLC and five other members: the two Division Directors for Foods and for Home and Personal Care, the Corporate Development Director, the Financial Director and the Personnel Director.

The Executive Committee has been entrusted, within the parameters set out in The Governance of Unilever (the Boards’ statement of their internal arrangements), with all the Boards' powers, authorities and discretions in relation to the operational management of Unilever.

It has generally met formally on an approximately monthly basis and been chaired, alternately, by the Chairmen of NV and PLC. The Committee has been supplied with information by the Executive Committee Secretariat, acting under the direction of the Joint Secretaries.

All of our Executive Directors have been with Unilever full-time for at least five years, and in most cases for almost all of their business careers. For details see page 68.

There are no family relationships between any of our Executive Directors, other executive officers (see page 57) or Non-Executive Directors. None of our Executive Directors are elected or appointed under any arrangement or understanding.

The Executive Directors are executive officers who are full-time employees and their service contracts are concluded for an indefinite period. They cease to hold executive office on ceasing to be Directors. Those appointed prior to 2004 retire at the latest by the age of 62. Appointees from 2004 onwards retire at an age between 60 and 65, as decided by either them or the company.

Information about the service arrangements for our Executive Directors can be seen on the Unilever website at www.unilever.com/ourcompany/investorcentre/.

54     Unilever Annual Report and Accounts 2004

Back to Contents

Corporate governance
(continued)

Non-Executive Directors
The Non-Executive Directors share responsibility for the execution of the Board’s duties, taking account of their specific responsibilities, which are essentially supervisory. They, in particular, comprise the principal external presence in the governance of Unilever, and provide a strong independent element. See pages 68 and 69 for their biographies.

The key elements of the role and responsibilities of our Non-Executive Directors are:

• supervision of and advice to the Executive Committee;
• developing strategy with the Executive Committee;
• scrutiny of performance;
• controls;
• reporting of performance;
• remuneration of and succession planning for Executive
Directors; and
• governance and compliance.

Our Non-Executive Directors are chosen for their broad and relevant experience and international outlook, as well as their independence. They also form the Audit Committee, the External Affairs and Corporate Relations Committee, the Remuneration Committee and the majority of the Nomination Committee. The roles and membership of these key Board Committees are described on page 56.

The Non-Executive Directors meet regularly as a group, without the Executive Directors present, under the chairmanship of the Senior Independent Director. Subsequent to the Annual General Meetings in May 2004 they met four times as a group.

As well as Directors’, Non-Executive Directors’ and the relevant Board Committee meetings, Non-Executive Directors attend other Directors’ conferences and quarterly meetings with the Chairmen.

Our Non-Executive Directors have appointed Bertrand Collomb as Unilever’s Senior Independent Director. He chairs their separate meetings and acts as their spokesman. The Senior Independent Director is consulted by the Chairmen on the agenda and arrangements for Board Meetings. He is also, in appropriate cases, a point of contact for shareholders and other stakeholders. The Boards plan to make Bertrand Collomb Vice-Chairman of NV and PLC in 2005.

Our Non-Executive Directors are engaged by resolutions of the Boards, normally for an initial term of three to four years and thereafter for terms of three years. Their terms of engagement are subject to their renomination by the Boards and their re-election by shareholders each year.

Non-Executive Directors normally serve for no more than three terms of three years each, although exceptions are made if there are good reasons.

The remuneration of the Non-Executive Directors is determined by the Boards, within the overall limit set by the shareholders, and it is reported on pages 86 and 87. All engagements and nominations are based on the recommendations of the

Nomination Committee, and re-engagements and renominations are subject to continued good performance.

Full details of the engagement of our Non-Executive Directors can be seen on the Unilever website at www.unilever.com/ourcompany/ investorcentre/. The profile set by the Boards for the Non-Executive Directors and the chart used for orderly succession planning can also be seen there.

Our definition of ‘independence’ for Directors is set out in ‘The Governance of Unilever’, which can be seen on the Unilever website at www.unilever.com/ourcompany/investorcentre/. It is derived from the applicable definitions in use in the Netherlands, UK and US. All our current Non-Executive Directors are considered to be independent of Unilever. Our Boards reached this conclusion after conducting a thorough review of all relevant relationships the Non-Executive Directors, or their related or connected persons, have with NV or PLC.

A number of relationships, such as non-executive directorships, exist between several of our Non-Executive Directors and companies that provide banking, insurance or financial advisory services to Unilever. Our Boards considered in each case the number of other companies that also provide or could readily provide such services to Unilever, the significance to those companies of the services they provide to Unilever, the roles of the Non-Executive Directors within those companies and the significance of that role to our Director. It concluded that none of these relationships threaten the independence of the Non-Executive Directors concerned.

In addition, the Boards have satisfied themselves that Lord Brittan’s position at UBS Investment Bank did not involve him in any way in its broking relationship with Unilever. They had noted that Lady Chalker’s involvement in consultancy services for Unilever, as reported in last year’s Annual Report and Accounts, had been terminated before she was elected a Non-Executive Director. The Boards have formed the view that the fact that both Professor Dik and Mr Burgmans are non-executive directors of ABN-AMRO was not material.

At a period of change our Boards wish to benefit from the continuity that would be provided by Bertrand Collomb continuing into a fourth term of three years. After careful consideration, they have concluded that this should not prevent him from continuing to be regarded as independent. This opinion was supported by his subsequent selection by our Non-Executive Directors as their Senior Independent Director.

Similarly, given that Claudio Gonzalez will retire in 2005 because of the pressure of his other commitments, the Boards have welcomed Oscar Fanjul’s preparedness to continue for a tenth year. This provides continuity on the Audit Committee. The Boards have re-affirmed their judgement that he remains independent.

None of our Non-Executive Directors is elected or appointed under any arrangement or understanding.

Unilever Annual Report and Accounts 2004     55

Back to Contents

Corporate governance
(continued)

Board Committees
The Boards have established the following committees, in addition to the Executive Committee discussed above. All these committees are formally set up by Board resolution with carefully defined remits and they report regularly to the Boards. The remits can be found on our website at www.unilever.com/ourcompany/investorcentre/.

Audit Committee
The Audit Committee comprises a minimum of three independent Non-Executive Directors. It is chaired by Hilmar Kopper, and its other members are Oscar Fanjul and Claudio Gonzalez. The Committee met five times in 2004, and the members attended all meetings, save that Claudio Gonzalez was absent for one meeting. Claudio Gonzalez will retire at the Annual General Meetings in 2005 and Professor Wim Dik will join the Committee. The Boards have satisfied themselves that all the members of the Committee are competent in financial matters and have recent and relevant experience and that, for the purposes of the US Sarbanes-Oxley Act of 2002, Hilmar Kopper is the Committee’s audit committee financial expert. The Committee’s meetings are attended, by invitation, by the Financial Director, the General Counsel, the Controller, the Chief Auditor and our external auditors.

Our Audit Committee assists the Boards in fulfilling their oversight responsibilities in respect of the integrity of Unilever’s financial statements, risk management and internal control arrangements, compliance with legal and regulatory requirements, the performance, qualifications and independence of the external auditors and the performance of the internal audit function. The Committee is directly responsible, subject to local laws regarding shareholder approval, for the nomination, compensation and oversight of the external auditors.

The Audit Committee is fully compliant with the rules regarding audit committees that are applicable in the Netherlands, UK and US and common to all three countries. The Committee’s responsibilities and powers are fully aligned with all requirements in the UK and US and all the main requirements in the Netherlands. However, as indicated under Requirements and Compliance on page 64, it does not have lead responsibility for certain additional matters specified in the Dutch Corporate Governance Code.

The Chief Auditor ensures that the Committee is supplied with necessary information. Both the Chief Auditor and the external auditors have direct access to the Audit Committee separately from management.

See page 90 for the Report of the Audit Committee to the shareholders.

Nomination Committee
Our Nomination Committee comprises a minimum of three independent Non-Executive Directors and the Chairmen of NV and PLC, and meets at least once a year. It is chaired by Bertrand Collomb. Its other members are Antony Burgmans, Patrick Cescau, Lord Simon and Jeroen van der Veer. It met twice in 2004 and all the members attended both meetings. As a result of the changes we are making in 2005, Patrick Cescau will cease to be a member of the Committee.

The Committee recommends to the Boards candidates for the positions of Director and, hitherto, Executive Committee member. It also has responsibilities for succession planning and oversight of corporate governance matters. It is supplied with information by the Joint Secretaries.

See pages 65 and 66 for the Report of the Nomination Committee to the shareholders.

Remuneration Committee
Our Remuneration Committee currently comprises three of our independent Non-Executive Directors. It is chaired by Bertrand Collomb. Its other members are Lord Simon and Jeroen van der Veer. It met six times in 2004 and Lord Simon missed one meeting.

The Committee reviews Directors’ remuneration and is responsible for the executive share-based incentive plans. It determines, within the parameters set by our shareholders, specific remuneration packages for each of the Executive Directors and the remuneration scales and arrangements for Non-Executive Directors and the tier of management directly below the Executive Committee. The Committee is supplied with information by J A A van der Bijl, Joint Secretary of Unilever.

The detailed report to shareholders on Directors’ remuneration is on pages 71 to 89.

External Affairs and Corporate Relations Committee
The External Affairs and Corporate Relations Committee currently comprises three independent Non-Executive Directors and normally meets four times a year. It is chaired by Lady Chalker, and its other members are Lord Brittan and Professor Wim Dik. Senator George J Mitchell retired as a member in 2004. Antony Burgmans, in his role as Non-Executive Chairman, will join the Committee in 2005.

The Committee oversees our Code of Business Principles, which sets out the standards of behaviour we require from all of our employees. It also advises on external matters of relevance to the business – including issues of corporate social responsibility – and reviews our corporate relations strategy. The Committee is supplied with necessary information by the Corporate Development Director.

56     Unilever Annual Report and Accounts 2004

Back to Contents

Corporate governance
(continued)

Management Committees
The Boards and the Board Committees are assisted by the following Management Committees. All these Management Committees have been formally set up by resolutions of the Executive Committee with carefully defined remits and they report regularly.

Code of Business Principles Compliance Committee
This Committee is responsible for monitoring and reporting on compliance with the Code of Business Principles. Our Joint Secretaries are responsible for the operation of this Committee.

The other members of the Committee are the Chief Auditor, Senior Vice President Human Resources Management Development and Head of Corporate Relations Department. The Committee meets quarterly, and has reported regularly to the Executive Committee, the Audit Committee and to the Boards.

Corporate Risk Committee
Unilever’s system of risk management is outlined on page 92. Responsibility for establishing a coherent framework for the Group to manage risk resides with the Corporate Risk Committee. The objective of the Committee is to assist the Boards to carry out their responsibilities to ensure effective risk management and systems of control. It has reported to the Executive Committee and, as relevant, to the Audit Committee. The Committee is supplied with information by the Controller. The Committee currently comprises the Financial Director, the Foods Director, the Home and Personal Care Director, the Personnel Director, the General Counsel, the Chief Auditor and the Controller. It meets at least four times a year.

The specific responsibilities of the Committee are, currently, as follows:

•	Identification of risks of Corporate significance, communicating them to Divisions, Business Groups and Corporate Departments, and ensuring progress on action plans to address the identified risks.
•	Monitoring completeness of the annual Positive Assurance process, reviewing the Positive Assurance returns from Divisions, Business Groups and Corporate Departments and reporting on them to the Boards to assist in their assessment of the effectiveness of risk management and internal control. The Positive Assurance process comprises the Business Risk Assessment, confirmation of compliance with the Code of Business Principles and Corporate Policies and the Operational Controls Assessment.
•	Oversight of Division and Business Group Risk Committees, including ensuring that progress is made on action plans reported to the Corporate Risk Committee as part of the annual Positive Assurance return.

Disclosures Committee
This Committee is responsible for helping the Boards ensure that financial and other information that ought to be disclosed publicly is disclosed in a timely manner and that the information that is disclosed is complete and accurate. The Committee comprises our Joint Secretaries, Treasurer and Controller, who is responsible for the operation of this Committee.

Investment Review Committee
This Committee’s remit covers the financing and investment aspects of our pension funds. It also sets the policies for the management of the inherent risks in the financing and investment aspects of our pension plans and oversees compliance with these policies. The Committee is the responsibility of the Financial Director and, in addition, comprises our Head of Corporate Pensions, Personnel Director, Treasurer and General Counsel.

Routine Business Committees
Committees are also set up to conduct routine business as and when they are necessary. They comprise any two of the Directors and certain senior executives and company officers. They administer certain matters previously agreed by our Boards or the Executive Committee. The Joint Secretaries are responsible for the operation of these committees.

Directors – various formal matters
In the case of a conflict of interest between Unilever and any of our Directors, all applicable laws, regulations and corporate governance codes are complied with. As a formal matter, under Dutch law Directors are able to vote on transactions in which they are materially interested so long as they are acting in good faith. In general, PLC Directors cannot vote in respect of contracts in which they know they are materially interested, unless, for example, their interest is shared with other shareholders and employees.

The borrowing powers of NV Directors on behalf of NV are not limited by the Articles of Association of NV. PLC Directors have the power to borrow on behalf of PLC up to three times the Adjusted Capital and Reserves of PLC, as defined in its Articles of Association, without the sanction of an ordinary resolution.

The Articles of Association of NV and PLC do not require Directors of NV or Directors of PLC to hold shares in NV or PLC. The remuneration arrangements applicable to our Executive Directors contain requirements for the holding and retention of shares (see the Remuneration report on page 72).

Other executive officers
Our executive officers, other than the Executive Directors, are also full-time employees and appointed for an indefinite period. These other executive officers are the corporate officers listed on page 69.

None of our other executive officers are elected or appointed under any arrangement or understanding.

Nominations to the Boards
In order to try to ensure that NV and PLC have the same Directors, only the holders of NV’s special shares (see page 132) can nominate candidates for election to the NV Board, and only the holders of PLC’s deferred stock (see page 132) can nominate candidates for election to the PLC Board.

Unilever Annual Report and Accounts 2004     57

Back to Contents

Corporate governance
(continued)

Thus, the current Directors, the majority of whom are independent Non-Executive Directors, can ensure that both NV and PLC shareholders are presented with the same candidates for election as directors, because the joint holders of both the special shares and the deferred stock are NV Elma and United Holdings Limited, which are subsidiaries of NV and PLC.

The members of our Nomination Committee act as Directors of NV Elma and of United Holdings Limited. This is to ensure that the nomination rights are only exercised so as to ensure the implementation of the decision of the full Boards.

In addition, only persons who have offered themselves for election to the Boards of both NV and PLC are eligible to be elected as Directors of NV and PLC.

The interests of our shareholders are protected because all the Directors submit themselves for election every year and shareholders can remove any of them by a simple majority vote. Thus, as a practical matter, the Boards cannot perpetuate themselves contrary to the will of the shareholders.

In addition, shareholders can overrule Director nominations. In the case of NV, this can be done by a resolution adopted by at least a two-thirds majority of the votes cast, which majority must represent more than one half of NV’s issued share capital. If this happens, a new meeting is held and a new Director can be appointed with an absolute majority of the votes cast. In the case of PLC, this would require resolutions passed at general meetings to alter the nomination rights attached to the Deferred Shares and to alter the Articles of Association. The former resolution would require a two-thirds majority of those voting, so long as that majority comprises not less than half of the issued PLC shares. The latter resolution would require a three-quarters majority of those voting.

Shareholder matters

Relations with shareholders and other investors
We believe it is important both to explain the business developments and financial results to investors and to understand their objectives.

Within the Executive Committee, the Financial Director has lead responsibility for investor relations, with the active involvement of the Chairmen. They are supported by an Investor Relations Department which organises presentations for analysts and investors. Such presentations are generally made available on our website. Briefings on quarterly results are given via teleconference and are accessible by telephone or via our website. For further information visit our website at www.unilever.com/ourcompany/investorcentre/.

Our shareholders can, and do, raise issues directly with the relevant Executive Director or one of the Chairmen and, if appropriate, a relevant Non-Executive Director or the Senior Independent Director.

The Boards are regularly briefed on reactions to the quarterly results announcements. They, or the relevant Board Committee, are briefed on any issues raised by shareholders that are relevant to their responsibilities.

Communications with shareholders
Both NV and PLC communicate with their respective shareholders through the Annual General Meetings as well as responding to their questions and enquiries during the course of the year. At the Annual General Meetings, each Chairman has given a full account of the progress of the business over the last year and a review of current issues. A summary of their addresses is published on our website and copies are freely available on request.

Our Chairmen, both in communications about the Annual General Meetings and at the actual meetings, have encouraged shareholders to attend and to ask questions. Question and answer sessions form an important part of the meetings in both the Netherlands and the United Kingdom. We are committed to efforts to establish more effective ways of shareholder communication. We actively participate in the Shareholders Communication Channel which facilitates proxy voting in the Netherlands and make CREST electronic proxy voting available to institutional shareholders in the UK.

Electronic communication is becoming an important medium for shareholders, providing ready access to shareholder information and reports, and for voting purposes. NV shareholders participating in the Shareholders Communication Channel will be able to appoint electronically a proxy to vote on their behalf at the AGM in 2005. NV shareholders who wish to participate in the Shareholders Communication Channel should contact their bank or brokers. Shareholders of PLC in the United Kingdom can now choose to receive electronic notification that the Annual Review, Annual Report and Accounts and Notice of Annual General Meeting have been published on our website, instead of receiving printed copies, and can also electronically appoint a proxy to vote on their behalf at the Annual General Meeting. Registration for electronic communication by shareholders of PLC can be made at www.unilever.com/ourcompany/investorcentre/shareholder_holder info/.

We take the views of our shareholders into account and, in accordance with all applicable legislation and regulations, consult them in an appropriate way before putting major new proposals at our Annual General Meetings.

General Meetings of shareholders
General Meetings of shareholders of NV and PLC are held at times and places decided by our Boards. NV meetings are held in Rotterdam and PLC meetings are held in London.

Resolutions are usually adopted at NV and PLC shareholder meetings by an absolute majority of votes cast, unless there are other requirements under the applicable laws or the NV or PLC Articles of Association. For example, there are special requirements for resolutions relating to the alteration of NV’s or PLC’s Articles of Association or to the liquidation of NV or PLC.

58     Unilever Annual Report and Accounts 2004

Back to Contents

Corporate governance
(continued)

For NV, the General Meeting can decide to alter or terminate the Equalisation Agreement at the proposal of the Board. The necessary approval of the General Meeting is then as follows:

•	at least one half of the total issued ordinary capital must be represented at an ordinary shareholders’ meeting, where the majority must vote in favour; and
•	(if they would be disadvantaged or the agreement is to be terminated), at least two-thirds of the total issued preference share capital must be represented at a preference shareholders’ meeting, where at least three-quarters of them must vote in favour.

For PLC, the necessary approval must be given by:

•	the holders of a majority of all issued shares voting at a General Meeting; and
•	the holders of the ordinary shares, either by three-quarters in writing, or by three quarters voting at a General Meeting where the majority of the ordinary shares in issue are represented.

Voting rights
To be entitled to attend and vote at NV General Meetings, you must be a shareholder on the Record Date, which is set by the Directors and must be not more than seven days before the meeting. In addition you must, within the time specified in the Notice calling the meeting, either:

•	(if you have registered shares) advise NV in writing that you intend to attend; or
•	(if you have bearer shares) deposit your certificates at the place specified in the Notice.

Reference is made to Article 29 of the NV Articles of Association.

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

Similar arrangements apply for holders of Nedamtrust certificates (see page 61).

The notice calling the meeting will include further information on how to gain access to NV General Meetings.

To be able to vote by proxy at PLC General Meetings you must lodge your Form of Appointment of Proxy with PLC’s Registrars 48 hours before the meeting, either in paper or electronic format. You can cast one vote for each PLC ordinary 1.4p share you hold. United Holdings Limited, which owns half of the deferred stock, is not permitted to vote at General Meetings.

Holders of NV New York shares or PLC American Depository Receipts of shares will receive a proxy form enabling them to authorise and instruct ABN AMRO N.V. or JPMorgan Chase Bank respectively to vote on their behalf at the shareholders’ meeting of NV or PLC.

The proxy vote is published at the meetings and the outcome of the vote, including the proxy vote, is put on Unilever’s website.

Shareholder proposed resolutions
Shareholders of NV may propose resolutions if:

•	they individually or together hold 1% of the issued capital in the form of shares or depositary receipts; or
•	they individually or together hold shares or depositary receipts worth at least €50 million.

They must submit these requests at least 60 days before the date of the General Meeting, and the request will be honoured unless, in the opinion of the Board, it is against a substantive interest of the Company.

Shareholders who together represent at least 10% of the issued capital of NV can also requisition Extraordinary General Meetings to deal with specific resolutions.

Under United Kingdom company law:

•	shareholders who together hold shares representing at least 5% of the total voting rights of PLC; or
•	at least 100 shareholders who hold on average £100 each in nominal value of PLC capital can require PLC to propose a resolution at a General Meeting.

Right to hold shares

There are no limitations on the right to hold NV and PLC shares.

Share capital matters

Share capital
NV’s issued share capital on 31 December 2004 was made up of:

•	€291 503 709 split into 571 575 900 ordinary shares of € 0.51 each;
•	€1 089 072 split into 2 400 ordinary shares numbered 1 to 2 400, known as special shares; and.
•	€130 854 115 split into several classes of cumulative preference shares.

PLC’s issued share capital on 31 December 2004 was made up of:

•	£40 760 420 split into 2 911 458 580 ordinary shares of 1.4p each; and
•	£100 000 of deferred stock.

For NV share capital, the euro amounts quoted in this document are representations in euros on the basis of Article 67c of Book 2 of the Civil Code in the Netherlands, rounded to two decimal places, of underlying amounts in Dutch guilders, which have not been converted into euros in NV’s Articles of Association or in the

Unilever Annual Report and Accounts 2004     59

Back to Contents

Corporate governance
(continued)

Equalisation Agreement. Until conversion formally takes place by amendment of the Articles of Association, the entitlements to dividends and voting rights are based on the underlying Dutch guilder amounts.

Equalisation Agreement
The Equalisation Agreement provides that if one company had losses, or was unable to pay its preference dividends, we would make up the loss or shortfall out of:

•	the current profits of the other company (after it has paid its own preference shareholders);
•	then its own free reserves; and
•	then the free reserves of the other company.

If either company could not pay its ordinary dividends, we would follow the same procedure, except that the current profits of the other company would only be used after it had paid its own ordinary shareholders and if the Directors thought this more appropriate, than, for example, using its own free reserves.

So far NV and PLC have always been able to pay their own dividends, so we have never had to follow this procedure. If we did, the payment from one company to the other would be subject to any United Kingdom and Netherlands tax and exchange control laws applicable at that time.

Under the Equalisation Agreement we compare the ordinary share capital of the two companies in units: a unit made up of €5.445 nominal of NV’s ordinary capital carries the same weight as a unit made up of £1 nominal of PLC’s ordinary capital. For every unit (€5.445) you have of NV you have the same rights and benefits as the owner of a unit (£1) of PLC. NV’s ordinary shares currently each have a nominal value of €0.51, and PLC’s share capital is divided into ordinary shares of 1.4p each. This means that a €5.445 unit of NV is made up of approximately 10.7 NV ordinary shares of €0.51 each and a £1 unit of PLC is made up of approximately 71.4 PLC ordinary shares of 1.4p each. Consequently, one NV ordinary share equates to about 6.67 ordinary shares of PLC.

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
(ie. substantially larger or smaller in its own currency than the dividend it paid in the previous year);
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

The Articles of Association of NV establish that any payment under the Equalisation Agreement will be credited or debited to the profit and loss account for the financial year in question.

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

60     Unilever Annual Report and Accounts 2004

Back to Contents

Corporate governance
(continued)

When the will trusts were varied in 1983, the interests of the beneficiaries of his will were also preserved. Four classes of special shares were created in Margarine Union (1930) Limited, a subsidiary of PLC. One of these classes can be converted at the end of the year 2038 into 157 500 000 PLC ordinary shares of 1.4p each. These convertible shares replicate the rights which the descendants of the first Viscount would have had under his will. This class of the special shares only has a right to dividends in specified circumstances, and no dividends have yet been paid. PLC guarantees the dividend and conversion rights of the special shares.

The first Viscount wanted the trustees of the trusts he established to be Directors of PLC. On 25 February 2005 the trustees of the charitable trusts were:

•	Sir Michael Angus – former Chairman
•	Sir Michael Perry – former Chairman
•	Mr N W A FitzGerald – former Chairman
•	Dr J I W Anderson – former Director
•	Dr A S Ganguly – former Director

On 25 February 2005, in their capacity as trustees of the two charitable trusts, they held approximately 5.39% of PLC’s issued ordinary capital.

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

As part of its corporate objects Nedamtrust is able to:

•	issue depositary receipts;
•	carry out administration for the shares which underlie the depositary receipts it has issued; and
•	exercise voting rights for these underlying shares.

The depositary receipts issued by Nedamtrust against NV shares are known as Nedamtrust certificates. They are in bearer form, and are traded and quoted on Euronext Amsterdam and other European stock exchanges. Nedamtrust has issued certificates for NV’s ordinary and 7% cumulative preference shares, and almost all the NV shares traded and quoted in Europe are in the form of these certificates. The exception is that there are no certificates for NV’s 4%, 6% and €0.05 cumulative preference shares.

If you hold Nedamtrust certificates, you can attend or appoint a proxy at NV shareholders’ meetings. Nedamtrust will automatically give you a power of attorney to vote, if you attend such meetings. If you hold Nedamtrust certificates with a bank or broker in the Netherlands and have notified the Shareholders’

Communication Channel (see page 58), you will receive a proxy form enabling you to authorise and instruct Nedamtrust to vote at the NV shareholders’ meeting on your behalf. Nedamtrust is obliged to follow these instructions.

For shares for which Nedamtrust does not receive instructions, Nedamtrust’s Board decides on the best way to vote the NV ordinary and preference shares it holds at shareholders’ meetings in such a way as it deems to be in the interests of the holders of the Nedamtrust certificates. Specific provisions apply in case a meeting of holders of preference shares is convened.

If a change to shareholders’ rights is proposed, Nedamtrust will let shareholders know if it intends to vote, at least 14 days in advance if possible. It will do this by advertising in the press.

As a holder of Nedamtrust certificates, you can exchange your Nedamtrust certificate at any time for the underlying ordinary or preference share (or vice versa).

Hitherto the majority of votes cast by ordinary and preference shareholders at NV meetings have been cast by Nedamtrust.

Nedamtrust’s NV shareholding fluctuates daily – its holdings on 25 February 2005 were:

•	Ordinary shares of €0.51: 427 507 885 (73.05%)
•	7% Cumulative Preference Shares of €453.78: 9 820 (33.86%)
•	6% Cumulative Preference Shares of €453.78: 6 (0.00%)
•	4% Cumulative Preference Shares of €45.38: 23 (0.00%)

In order to further comply with the Dutch Corporate Governance Code (see page 64) Nedamtrust will call a meeting of holders of Nedamtrust certificates in 2005 and propose certain changes. Further information can be found on Unilever's website www.unilever.com/ourcompany/investorcentre/ and in the notice of that meeting.

Requirements and compliance – general

Unilever is subject to corporate governance requirements in the Netherlands, the United Kingdom and the United States. We took the different perspectives of these various rules into account in preparing the preceding description of our Board arrangements.

The changes we made to our corporate governance arrangements at the NV and PLC Annual General Meetings in 2004 consisted of the appointment of Non-Executive Directors to join our Executive Directors on our existing single-tier boards for NV and PLC. This board structure is not the one most familiar to either our shareholders in the Netherlands, where a two-tier board has been customary, or our shareholders in the US, where the most senior executives draw their authority primarily from their corporate office rather than their appointment, if any, as a Director. Nevertheless, we believe that these changes, when added to our suitably updated existing procedures, mean that NV and PLC comply both in the letter as well as the spirit of almost all of the applicable requirements.

Unilever Annual Report and Accounts 2004     61

Back to Contents

Corporate governance
(continued)

The following statements of compliance are based on Unilever’s corporate governance arrangements in place following the changes approved by our shareholders at the 2004 AGMs. Prior to that, as you will appreciate from our description of our corporate governance arrangements in the Annual Report and Accounts for 2003 and for previous years, our arrangements involving Advisory Directors complied with the spirit, but not the letter, of the principles relating to Non-Executive Directors. The compliance statements that follow must be similarly so qualified for the period prior to May 2004.

Although these statements of compliance must cover the arrangements in force during 2004, for completeness, we do mention at the relevant places the changes that will be made during 2005, some of which require shareholder approval (see page 53).

Further information can be found on our website www.unilever.com/ourcompany/investorcentre/ in The Governance of Unilever, the Boards’ own constitutional document. This includes the terms of reference of our Board Committees, including their full responsibilities. It will be kept up to date with the changes in these internal constitutional arrangements that our Boards may make from time to time.

Requirements – the Netherlands

General
For 2004, NV is required to state in its Annual Report and Accounts whether it complies with the Principles (‘P’) and best practice provisions (‘bpp’) of the Dutch Corporate Governance Code (‘the Dutch Code’) and, if it does not comply, to explain the reasons for this.

The preceding description of our governance arrangements and the text on compliance that follows reflect Unilever’s governance arrangements following the changes adopted at the Shareholder Meetings in May 2004. Please refer to the preceding section. They also reflect our Board’s specific intentions for 2005 and 2006. The Board reserves the right, in cases where it decides such to be conducive to the interests of the company and enterprise connected therewith, to depart from that which is set out in the present and previous sections in relation to our corporate governance. Further changes will be reported in future Annual Report and Accounts and, when necessary, through changes to the relevant documents on our website. As appropriate, proposals for change will be put to our shareholders for approval.

As will be clear from the preceding description of our governance arrangements, NV complies with almost all of the principles and best practice provisions of the Dutch Code. The text that follows sets out areas of non-compliance and certain statements that the Dutch Code invites us to give our shareholders that are not included elsewhere in this Annual Report and Accounts.

Board and Committee structures
As already indicated, NV has a single-tier Board, consisting of both Executive and, as a majority, Independent Non-Executive Directors. We achieve compliance of our Board arrangements with the Dutch Code, which is for the most part based on the customary two-tier structure in the Netherlands, by, as far as is possible and practicable, applying the provisions of the Dutch Code relating to members of a management board to our Executive Directors and the provisions relating to members of a supervisory board to our Non-Executive Directors. Management tasks not capable of delegation are performed collectively by the Board. Reference is made to Ps II and III and corresponding bpps. Our compliance with the Dutch Code in these respects should be seen in the light of our one-tier board structure.

Role of the Chairman
Our application of the provisions of the Dutch Code with regard to the chairman of the supervisory board to the Chairman of the Board should be seen in the light of the fact that the Chairman has hitherto combined this role with that of Joint Chief Executive and that, in accordance with UK practice, we have the role of the Senior Independent Director (see page 55). We will in 2005 separate the roles of Chairman and Chief Executive (see pages 8 and 53).

The Dutch Code recommends that in a one-tier board the chairman should not also be, or have been, responsible for the day-to-day conduct of the business (bpp III.8.1). NV and PLC are separate legal entities, each subject to their own national traditions and practices and each with responsibilities to different sets of shareholders. Unilever has, since its inception, adopted the principle that it is good practice that the most senior roles within NV and PLC are shared and not concentrated in one person. As a consequence it is a principal tenet of our governance philosophy, which has hitherto been reflected in the form of two people who each combine the roles of Chairman and Chief Executive and who meet regularly for joint decision-making. Whilst this carefully balanced arrangement has served Unilever very well for many years, the Boards reviewed it during 2004 and concluded that it would give greater clarity to each role if they were held by separate people (see page 8). It was also relevant to the arrangements in place during 2004 that, in addition to the Chairmen, the Boards of NV and PLC have a Senior Independent Director who is appointed by the Non-Executive Directors and acts as their spokesperson. In 2005 he will be made Vice-Chairman of each company.

Nomination Committee
The Dutch Code states that the Nomination Committee (bpp III.8.3) should consist of non-executive directors. In their role as Chairmen of NV and PLC, the Chairmen are currently members of our Nomination Committee. However, the majority of the Nomination Committee consists of Independent Non-Executive Directors. We believe that the thorough knowledge that the two Chairmen have of the company and the management talent that is available within it has proved extremely helpful for the effective functioning of the Nomination Committee. Our arrangements have been aligned to the UK practice applicable to PLC.

Following implementation of the changes in 2005, the single Non-Executive Chairman of NV and PLC will remain as a member of the Committee but not be regarded as Independent. The Group Chief Executive will not be a member of the Nomination Committee.

62     Unilever Annual Report and Accounts 2004

Back to Contents

Corporate governance
(continued)

Nomination of directors
The Dutch Code recommends that shareholders may resolve by an absolute majority of votes to cancel the binding nature of a nomination for the appointment of a director (bpp IV.1.1). In 2004, NV’s shareholders approved an alteration of the Articles of Association to align the arrangements for NV and PLC. This makes it possible for the meeting of shareholders to cancel binding nominations by a majority of two-thirds of the votes cast representing more than one-half of the issued capital (see pages 57 and 58).

Risk management and control
Reference is made to page 92, where Unilever’s control framework is described. This incorporates risk management, internal control procedures and disclosure controls and procedures, and complies with the recommendations of the Dutch Code. The role of our corporate internal audit function is also described on the same page. We have an established Operational Controls Assessment process for assessing controls and correcting deficiencies.

As stated on page 92, our Boards have carried out an annual review of the effectiveness of the systems of risk management and internal control during 2004, and have ensured that the necessary actions are being taken to address weaknesses or deficiencies arising out of that review. The Audit Committee has been regularly informed of the progress of the review.

In light of the above, the Board considers that the internal risk management and control systems are appropriate for our business and in compliance with bpp II.1.4.

Share options
In line with bpp II.2.2, the awards and grants of shares and options to our Directors are in all material cases subject to performance criteria, as referred to on pages 73 and 74 of the Remuneration Report. The exception is the options over 50 NV shares granted each year to our Executive Directors under the all employees share option plan in the Netherlands, as described on pages 81, 82 and 139. The Directors’ participation in this plan is seen as a stimulus for all employees to participate.

The Dutch Code recommends that shares granted to executive directors without a financial consideration must be retained for a period of at least five years (bpp II.2.3). In 2001 we introduced a new remuneration policy with shareholder approval which requires our Executive Directors to build and retain a personal shareholding in Unilever equal to at least 150% of their annual base pay. We believe that this is in line with the spirit of the Code.

Bpp II.2.5 states that neither the exercise price nor the other conditions attaching to options shall be modified during the term of the options. In addition to the exceptions recognised by that provision, we shorten the term of the options in case of termination of employment for any reason.

Severance pay
It is our policy to set the level of severance payments to no more than one year’s salary, unless the Board, at the proposal of the Remuneration Committee, finds this manifestly unreasonable given circumstances or unless otherwise dictated by applicable law (bpp II.2.7).

During 2004, Niall FitzGerald and Charles Strauss ceased to be directors. For their severance arrangements see pages 78 and 79.

Regulations for transactions in securities in other companies
The Dutch Code recommends (bpp II.2.6 and bpp III.7.3) that a director shall give periodic notice, but in any event at least once a quarter, of any changes in his holding of securities in other Dutch listed companies to the compliance officer. Our Share Dealing Code emphasises that Directors are not allowed to deal in any shares when they have unpublished price-sensitive information in relation to those shares. Our Share Dealing Code furthermore provides that Directors are required, upon request, to disclose to the compliance officer their holdings and transactions in securities in other listed companies. We believe these requirements for transactions in securities in other companies constitute a well-balanced arrangement.

Conflicts of interest
We attach special importance to avoiding conflicts of interest between its Directors and NV and PLC. In the event of a (potential) conflict of interest, the provisions of the Dutch Code (P II.3 and III.6) are applied. Conflicts of interest are not understood to include transactions and other activities involving other companies in the Unilever Group.

Financing preference shares
NV issued 4%, 6% and 7% cumulative preference shares in the 1930s and 1940s. Their voting rights are based on their nominal value, as prescribed by Dutch law. The Dutch Code recommends that the voting rights on these classes of share should, in any event when they are newly issued, be based on their economic value rather than on their nominal value (bpp IV.1.2). NV cannot reduce these voting rights unilaterally.

Anti-takeover constructions and control over the company
With reference to bpp IV.3.9, NV has no anti-takeover constructions, in the sense of constructions that are intended solely, or primarily, to block future hostile public offers for its shares. Nor does it have any constructions whose specific purpose is to prevent a bidder, after acquiring 75% of the capital, from appointing or dismissing members of the Board and subsequently altering the Articles of Association. The acquisition through a public offer of a majority of the shares in a company does not under Dutch law preclude in all circumstances the continued right of the board of the company to exercise its powers.

Unilever Annual Report and Accounts 2004     63

Back to Contents

Corporate governance
(continued)

Audit Committee
The responsibilities and powers of the Audit Committee are set out on pages 56 and 90 and are fully aligned with the requirements in the UK and US. They also encompass the most important of the duties and responsibilities referred to in the Dutch Code. The exceptions are supervision over the financing of the Company, tax planning and the application of information and communication technology (bpp III.5.4), where our Audit Committee assists the Board in fulfilling its oversight responsibilities.

Depositary receipts for shares
The arrangements of Nedamtrust are to a large extent compliant with the Dutch Code. See page 61. However, Nedamtrust is a public limited liability company (naamloze vennootschap) instead of a foundation (stichting), meaning that its directors are not appointed by co-optation, as the Dutch Code recommends, but by its shareholders. Nedamtrust does not generally hold meetings of holders of depositary receipts and there are no formal rules relating to the influence of holders of depositary receipts on the composition of Nedamtrust’s board (bpp IV.2.1-3).

In 2005 a proposal will be submitted to the holders of Nedamtrust certificates that the administration of the shares be transferred to a newly established foundation, Stichting Administratiekantoor Unilever N.V. (‘the Foundation’), whose directors will appoint themselves. Nedamtrust will convene a meeting of certificate holders at which they will be asked to approve this transfer. More information is given in the notice for this meeting (see www.unilever.com/ourcompany/ investorcentre/shareholder_holderinfo/).

The new arrangements are intended to make the Foundation compliant with the Dutch Code.

Provision of information
We consider it important to comply with all applicable statutory regulations on the equal treatment of shareholders and provision of information and communication with shareholders and other parties (P IV.2 and P IV.3). In the communications between us and our shareholders and other parties, we comply with all applicable legislation and regulations.

Meetings of analysts and presentations to investors
We have extensive procedures for handling relations with and communicating with shareholders, investors, analysts and the media (see description on page 58). Whilst the important presentations and meetings are conducted in accordance with bpp IV.3.1, due to the large number of such presentations and meetings and overlap in information, some of the less important ones are not announced in advance, made accessible to everyone or put on our website.

Requirements – the United Kingdom
PLC is required, as a company that is incorporated in the United Kingdom and listed on the London Stock Exchange, to state how it has applied the principles and how far it has complied with the provisions set out in Section 1 of the Combined Code issued in 1998, as revised in 2003 (‘the Combined Code’), appended to the United Kingdom Listing Rules.

In the preceding pages we have complied with the requirement to report on how we apply the Principles (‘P’) and provisions (‘pn’) in the Combined Code.

With reference to P A.2, as already explained on page 62, the principal tenet of Unilever’s governance philosophy that the most senior roles in NV and PLC are shared has hitherto found its expression in two people who each combine the roles of Chairman and Chief Executive. This carefully balanced arrangement has served our unique constitutional arrangements well for many years but, as already indicated, will be changed in 2005 by separating the two roles.

As already indicated, in order to develop our arrangements further in line with current best practice, we created in May 2004 the position of Senior Independent Director (pn A.3.3). This gives leadership to the Independent Non-Executives, who are a majority on our Boards. In 2005 the Senior Independent Director will be made Vice-Chairman of NV and PLC.

It will be appreciated that, prior to the election of Non-Executive Directors to our Boards in May 2004, our previous Board arrangements, involving Executive Directors and Advisory Directors, met the spirit but not the letter of P A.1 and P A.3. Given that the current arrangements have only been in place for a limited period, some aspects are still evolving. As will be seen, the arrangements for performance evaluation (page 54) during 2004 might not be regarded as being as extensive as P A.6 recommends. Also, there have not yet been appropriate occasions for the Senior Independent Director and other Non-Executive Directors to meet major shareholders (page 58) in the manner anticipated by P D.1.

Members of our Audit, Remuneration and Nomination Committees will be available to answer questions at the Annual General Meetings of both NV and PLC. The members attending each meeting do not necessarily include the Chairman of the Committee, since these meetings have hitherto taken place at about the same time in Rotterdam and London respectively (pn D.2.3). We plan to change this practice in future.

Requirements – the United States
Both NV and PLC are listed on the New York Stock Exchange and must therefore comply with such of the requirements of US legislation, such as the Sarbanes-Oxley Act of 2002, regulations enacted under US securities laws and the Listing Standards of The New York Stock Exchange as are applicable to foreign private issuers. In some cases the requirements are mandatory and in other cases the obligation is to ’comply or explain’.

We have complied with the requirements concerning corporate governance that were in force during 2004. Attention is drawn in particular to the remit of the Audit Committee on page 56 and the Report of the Audit Committee on page 90.

Actions already taken to ensure compliance that are not specifically disclosed elsewhere or otherwise clear from reading this document include:

64     Unilever Annual Report and Accounts 2004

Back to Contents

Corporate governance
(continued)

•	the issue of a Code of Ethics for senior financial officers;
•	the issue of instructions restricting the employment of former employees of the audit firm; and
•	establishment of standards of professional conduct for US attorneys.

In each of these cases, existing practices were revised and/or documented in such a way as to conform to the new requirements.

The Code of Ethics applies to the senior executive, financial and accounting officers and comprises the standards prescribed by the US Securities and Exchange commission (‘SEC’), and a copy has been posted on our website at www.unilever.com/ourcompany/investorcentre/. The Code of Ethics comprises an extract of the relevant provisions of Unilever’s Code of Business Principles and the more detailed rules of conduct that implement it. The only amendment to these pre-existing provisions and rules that was made in preparing the Code of Ethics was made at the request of the Audit Committee and consisted of a strengthening of the explicit requirement to keep proper accounting records. No waiver from any provision of the Code of Ethics was granted to any of the persons falling within the scope of the SEC requirement in 2004.

We also took into account the US requirements taking effect in 2004 and 2005 applicable to both foreign and US listed companies in preparing the changes to its corporate governance arrangements that became effective from the NV and PLC Annual General Meetings held on 12 May 2004.

These changes included the appointment of Non-Executive Directors to join our top tier of executives, who comprise the Executive Directors and the Executive Committee, on the Boards. This board structure is not the one most familiar to our shareholders in the US, where the most senior executives draw their authority primarily from their corporate office rather than their appointment, if any, as a Director.

The changes we are making in 2005, in particular with the appointment of a Group Chief Executive on the Board and the creation of a Group Executive that is immediately below Board level, will bring our arrangements closer to those of a typical model for US issuers. However, the situation remains that the laws in the Netherlands and the UK only give limited recognition to the existence of any corporate officer other than that of a Director.

We are required by US securities laws and the Listing Standards of the New York Stock Exchange, with effect from 1 August 2005, to have an Audit Committee that satisfies Rule 10A-3 under the Exchange Act and the Listing Standards of the New York Stock Exchange. The change of status of our Advisory Directors to that of Non-Executive Directors with effect from the 2004 Annual General Meetings means that our Audit Committee is already fully compliant with these requirements.

We are also required to disclose any significant ways in which our corporate governance practices differ from those typically followed by US listed companies. We should therefore alert our US shareholders to the fact that the membership of our Nomination Committee currently includes the Chairmen/CEOs of NV and PLC. This is common practice in the UK and is done in order to ensure that the Committee will have the benefit of their extensive knowledge of the executives under consideration. This has been particularly relevant for a company like Unilever which has a practice of predominantly promoting to senior positions from within the Group. The practice is permissible so long as the Chairmen/CEOs are in a minority to the Independent Non-Executive Directors and they absent themselves when their own positions are under consideration. As already explained, from 2005 no Executive Director will be a member of the Nomination Committee and three of the four members will be Independent.

In addition to the information we have given you in this document about our corporate governance arrangements, further details are provided in The Governance of Unilever, which is on our website at www.unilever.com/ourcompany/investorcentre/. We would also confirm, as our longer term shareholders will be aware, that it is our practice, in accordance with our home country laws and practices, to give our shareholders the opportunity to vote on equity compensation plans.

It goes without saying that we must be compliant with applicable US legislation, including the relevant regulations enacted by the SEC. In addition to being fully compliant with the Listing Standards of the New York Stock Exchange applicable to foreign issuers, we believe ourselves also to be compliant with the substance of the Corporate Governance Standards applicable to US domestic issuers, with one exception. This is the composition of the Nomination Committee, as already noted.

Nomination Committee report

Composition
In 2004 the Nomination Committee comprised three Independent Non-Executive Directors and the Chairmen of NV and PLC. It was chaired throughout 2004 by Bertrand Collomb. Other members throughout 2004 were Antony Burgmans, Lord Simon and Jeroen van der Veer. Patrick Cescau joined the Committee on 1 October following the retirement of Niall FitzGerald. The Joint Secretaries act as secretaries to the Committee.

The composition of the Committee was included as part of the review of corporate governance arrangements during 2003 and early 2004, and again in 2004 and early 2005.

The Committee’s standing was strengthened in 2004 by the change in status of the independent majority of its members from Advisory Directors to Non-Executive Directors. This, combined with the existence from May 2004 of a majority of Independent Non-Executive Directors on the Boards of NV and PLC, ensures that Independent Non-Executives control the procedure for nominating the candidates for election as Directors of NV and PLC. This is reinforced by the members of the Nomination Committee comprising the directors of NV Elma and United Holdings Limited (see pages 57 and 58).

Unilever Annual Report and Accounts 2004     65

Back to Contents

Corporate governance
(continued)

In 2003/2004 the Nomination Committee and the Boards decided to continue to include the Chairmen of NV and PLC as members of the Committee on the express condition that they do not participate in any discussion of their own positions. Their advice has proved invaluable on other appointments, given their wide knowledge of Unilever executives and the practice of predominantly promoting to top positions from within the Group.

Following implementation of the changes in 2005, the single Non-Executive Chairman of NV and PLC will remain as a member of the Committee but not be regarded as Independent. The Group Chief Executive will not be a member of the Nomination Committee.

Remit
The remit of the Committee was also included as part of the 2003/2004 review of our corporate governance arrangements.

The primary role of the Committee continues to be the recommendation to the Boards of candidates for the positions of Director, both Executive and Non-Executive, and Chairman and Vice-Chairman, and this includes a responsibility to concern itself with succession planning within the Boards. In addition it now has a responsibility for the oversight of all matters relating to corporate governance, bringing any issues to the attention of the Boards. Under its remit, the Committee is entitled to use the services of recruitment consultants and other external experts at the expense of the Company. It is also to conduct a process of evaluation of its own performance each year. The full remit is on the Unilever website at www.unilever.com/ourcompany/investorcentre/, as is the information used by the Committee for succession planning.

Also on that website is The Governance of Unilever, which, amongst other matters, sets out the procedures for evaluating the Boards and individual Directors. These are designed to enable the results of the evaluations to be provided to the Nomination Committee when it discusses the nominations for election as Directors of NV and PLC at the next Annual General Meeting.

Meetings of the Committee
The Committee met twice in 2004. It agreed to propose the nomination of all current available Advisory Directors for election as Non-Executive Directors at the 2004 Annual General Meetings. The Committee reviewed the results of the consultations with the Boards over the respective candidates and proceeded to recommend the selection of Patrick Cescau for the role of PLC Chairman and the nomination of Kees van der Graaf to become Foods Director. It also reviewed and approved the nominations and proposed roles of the other Executive Directors. The Committee considered issues relating to the succession planning for the existing Executive Directors and the Non-Executive Directors. Finally, at the request of the Boards, it had considered a detailed review by the Joint Secretaries of personal factors relevant to the ‘independence’ of the prospective Non-Executive Directors.

The Committee also met early in 2005 to consider and agree to recommend to the Boards the changes to the corporate governance arrangements proposed for introduction in 2005. It agreed appropriate proposals for nominations for election as Directors at the Annual General Meetings in 2005. The Committee also considered the allocation of roles on the Boards in the light of those changes and taking account of the proposed composition of the Executive Team. It supported the appointment of the Senior Independent Director as Vice-Chairman.

The Committee updated itself on succession planning issues, notably with respect to the membership of the Audit Committee and the positions of Senior Independent Director and Chairman, and authorised appropriate actions in response to them. It revisited the question, on the basis of up-to-date information, of which of the Non-Executive Directors should be judged as Independent and agreed a recommendation for the Boards’ consideration and decision. The Committee’s annual Report to Shareholders was approved and it considered certain corporate governance issues arising under the new requirements in the Netherlands. Finally, it carried out the Committee’s annual review of its terms of reference and performance of its responsibilities and commenced its evaluation of its performance in 2004.

Combined earnings per share

Because of the Equalisation Agreement and the other arrangements between NV and PLC, we calculate combined earnings per share for NV and PLC (see note 7 on page 112).

We base the calculation on the average amount of NV and PLC’s ordinary share capital in issue during the year. For the main calculation, we exclude treasury shares which have been purchased to satisfy employee share options. We also calculate a diluted earnings per share figure, where we include employee share option commitments, as well as certain PLC shares which may be issued in 2038 under the arrangements for the variation of the Leverhulme Trust, and those treasury shares utilised for the conversion of the €0.05 preference shares.

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

66     Unilever Annual Report and Accounts 2004

Back to Contents

Corporate governance
(continued)

Kingdom. We assume in our combined earnings per share calculation that both companies will be able to pay their dividends out of their part of our profits. This has always been the case in the past, but if we did have to make a payment from one to the other it could result in additional taxes, and reduce our combined earnings per share.

Auditors

Subject to the annual appointment of auditors by the shareholders and in addition to our ongoing process of monitoring the auditors’ performance, we undertake a formal review every three years. The most recent review was completed in November 2002 and resulted in the reappointment of PricewaterhouseCoopers. On the recommendation of the Audit Committee, the Directors will be proposing the reappointment of PricewaterhouseCoopers at the Annual General Meetings in May 2005 (see pages 171 and 174).

Both the Executive Committee and the auditors have for many years had safeguards to avoid the possibility that the auditors’ objectivity and independence could be compromised. In overview, our procedures in respect of services provided by PricewaterhouseCoopers are:

•	Statutory audit – Procedures in respect of statutory audit services are detailed above. This category includes fees for the statutory audit of Unilever’s financial statements and those of its subsidiaries.
•	Other audit services – This is audit and similar work that regulations or agreements with third parties require the auditors to undertake. These services include procedures undertaken by our external auditors in connection with borrowings, shareholder and other circulars and various other regulatory reports.
•	Audit-related services – This is work that, in their position as the auditors, they are best placed to undertake. It includes internal control reviews, other reports and work in respect of acquisitions and disposals.
•	Tax services – In cases where they are best suited, we use the auditors. All other significant tax consulting work is put to tender.
•	General consulting and other services – Since early 2002, our policy has been that our external auditors may not tender for any new general consulting work. We use our auditors to perform a limited number of other services, including risk management advisory work and training, where these are compatible with their work and subject to the appropriate level of pre-approval.

The Audit Committee approved a policy in 2003 regarding the pre-approval of the above three non-audit categories. This lists in detail the particular services which PricewaterhouseCoopers is and is not permitted to provide. In the case of the types of work which PricewaterhouseCoopers is allowed to perform, the policy provides that they are only appointed to an assignment if proper consideration has been given to other potential service providers, there must be bona fide advantages in using PricewaterhouseCoopers, and, in addition, if the fee is over €100 000, the engagement must be specifically approved in advance by the Chairman of the Audit Committee.

Potential engagements for any services not already covered by this policy must be referred to the Chairman of the Audit Committee for specific pre-approval (to be ratified at the next meeting of the Audit Committee) before PricewaterhouseCoopers can be appointed.

The Boards concluded that the procedures were effective for 2004 in preserving the objectivity and independence of PricewaterhouseCoopers.

The policy is regularly reviewed and updated in the light of internal developments, external developments and best practice. During 2004, the Audit Committee issued clarification of the policy in the context of the implementation of International Financial Reporting Standards and the Sarbanes-Oxley Act of 2002.

The external auditors report to the Directors and the Audit Committee on the actions they take to comply with the professional and regulatory requirements and best practice designed to ensure their independence from Unilever, including, for example, the periodic rotation of key team members. The lead partner in charge of the audit changed in 2001.

See note 2 on page 108 for the actual fees payable to PricewaterhouseCoopers.

Unilever Annual Report and Accounts 2004     67

Back to Contents

Corporate governance

Biographical details

Executive Directors

Antony Burgmans*1
Chairman, Unilever N.V.
Nationality: Dutch. Aged 58. Chairman of Unilever N.V. and Vice-Chairman of Unilever PLC since 4 May 1999. Joined Unilever 1972. Appointed Director 8 May 1991. Previous posts include: Vice-Chairman of Unilever N.V. 1998. Business Group President, Ice Cream and Frozen Foods – Europe and Chairman of Unilever Europe Committee 1996-1998. Responsible for South European Foods business 1994-1996. Personal Products Co-ordinator 1991-1994. External appointments include: Member, Supervisory Board of ABN AMRO Holding N.V., Non-Executive Director of BP p.l.c. and Member, International Advisory Board of Allianz AG.

Non-Executive Chairman designate, Unilever N.V. and Unilever PLC.

Patrick Cescau*1
Chairman, Unilever PLC
Nationality: French. Aged 56. Chairman of Unilever PLC and Vice-Chairman of Unilever N.V. since 1 October 2004. Joined Unilever 1973. Appointed Director 4 May 1999. Previous posts include: Foods Director 2001. Financial Director 1999. Controller and Deputy Financial Director 1998-1999. President, Lipton USA 1997-1998. President and CEO, Van den Bergh Foods USA 1995-1997. Chairman, Indonesia 1991-1995. External appointments include: Non-Executive Director of Pearson plc and Conseiller du Commerce Extérieur de la France in the Netherlands.

Group Chief Executive designate.

Clive Butler*
Corporate Development Director
Nationality: British. Aged 58. Corporate Development Director since 1 January 2001. Joined Unilever 1970. Appointed Director 6 May 1992. Previous posts include: Category Director, Home and Personal Care 1996. Personnel Director 1993-1996. Corporate Development and IT Director 1992.

Clive Butler will not be offering himself for re-election at the 2005 AGMs.

Keki Dadiseth*
Home and Personal Care Director
Nationality: Indian. Aged 59. Home and Personal Care Director since 1 January 2001. Joined Unilever 1973. Appointed Director 3 May 2000. Previous posts include: Hindustan Lever Chairman 1996. External appointments include: Non-Executive Director of The Indian Hotels Company. Member, International Advisory Board of DaimlerChrysler AG.

Keki Dadiseth will not be offering himself for re-election at the 2005 AGMs.

Kees van der Graaf*
Foods Director
Nationality: Dutch. Aged 54. Appointed Foods Director 12 May 2004. Joined Unilever 1976. Previous posts include: Business Group President, Ice Cream and Frozen Foods 2001. Executive Vice-President, Foods and Beverages Europe 1998. Senior Vice-President, Global Ice Cream category 1995. Chairman, Lipton-Sais Switzerland 1993. Foods Member East Asia Pacific Regional Management 1990. Marketing and Grocery Sales Director, Frigo, Spain 1986.

President Europe designate.

André baron van Heemstra*
Personnel Director
Nationality: Dutch. Aged 59. Personnel Director since 3 May 2000. Joined Unilever 1970. Appointed Director 3 May 2000. Previous posts include: Business Group President, East Asia Pacific 1996. Chairman, Langnese-Iglo 1992-1996.

André baron van Heemstra will not be offering himself for re-election at the 2005 AGMs.

Rudy Markham*
Financial Director
Nationality: British. Aged 58. Financial Director since 4 August 2000. Joined Unilever 1968. Appointed Director 6 May 1998. Previous posts include: Strategy & Technology Director 1998. Business Group President, North East Asia 1996-1998. Chairman, Nippon Lever Japan 1992-1996. Chairman, Unilever Australasia 1989-1992. Group Treasurer 1986-1989. External appointments include: Non-Executive Director of Standard Chartered PLC.

Chief Financial Officer designate.

Non-Executive Directors

The Rt Hon The Lord Brittan of Spennithorne QC, DL2
Nationality: British. Aged 65. Appointed 2000. Vice-Chairman of UBS Investment Bank and Chairman of UBS Limited. Member of the European Commission and Vice-President 1989-1999. Member of the UK Government 1979-1986. Home Secretary 1983-1985 and Secretary of State for Trade and Industry 1985-1986.

The Rt Hon The Baroness Chalker of Wallasey3
Nationality: British. Aged 62. Appointed 1998. Director of Freeplay Energy plc and Group 5 (Pty) Ltd. Member, International Advisory Board of Lafarge et Cie. UK Minister of State at the Foreign and Commonwealth Office 1986-1997.

Bertrand Collomb4,5,6
Nationality: French. Aged 62. Appointed 1994. Chairman of Lafarge S.A. Director of Vivendi Universal, TotalFinaElf and Atco. Member, Advisory Board of Banque de France.

Vice-Chairman designate, Unilever N.V. and Unilever PLC.

Professor Wim Dik2
Nationality: Dutch. Aged 66. Appointed 2001. Professor at Delft University of Technology. Chairman, Supervisory Boards of Tele Atlas N.V. and N.V. Casema. Member, Supervisory Boards of ABN AMRO Holding N.V. Non-Executive Director of Aviva plc and LogicaCMG plc. Chairman and CEO of Koninklijke PTT Nederland (KPN) 1988-1998 and Koninklijke KPN N.V. (Royal Dutch Telecom) 1998-2000. Minister for Foreign Trade, Netherlands 1981-1982.

Oscar Fanjul7
Nationality: Spanish. Aged 55. Appointed 1996. Honorary Chairman of Repsol-YPF S.A. Director of Marsh & McLennan Companies, the London Stock Exchange, Acerinox S.A. and Técnicas Reunidas S.A. Member, International Advisory Boards of Marsh & McLennan Companies and Sviluppo Italia and of the European Advisory Board of the Carlyle Group. Chairman and CEO of Repsol 1986-1996.

*	Member Executive Committee
Appointed 12 May 2004 (previously Advisory Director)
Executive Team Member designate
1	Member Nomination Committee
2	Member External Affairs and Corporate Relations Committee
3	Chairman External Affairs and Corporate Relations Committee
4	Chairman Nomination Committee
5	Chairman Remuneration Committee
6	Senior Independent Director
7	Member Audit Committee
8	Chairman Audit Committee
9	Member Remuneration Committee

68     Unilever Annual Report and Accounts 2004

Back to Contents

Corporate governance
Biographical details (continued)

Claudio X Gonzalez7
Nationality: Mexican. Aged 70. Appointed 1998. Chairman and CEO of Kimberly-Clark de Mexico S.A. Director of Kimberly-Clark Corporation, Kellogg Company, General Electric Company (USA), Grupo Carso S.A., Grupo Alfa, Grupo Mexico, Grupo Televisa, Fondo Mexico, Home Depot, America Movil and Investment Company of America. Special Advisor to the President of Mexico 1988-1994.

Claudio X Gonzalez will not be offering himself for re-election at the 2005 AGMs.

Hilmar Kopper8
Nationality: German. Aged 69. Appointed 1998. Chairman, Supervisory Board of DaimlerChrysler AG. Non-Executive Director of Xerox Corp. Chairman, German Advisory Board of Spencer Stuart. Member, Advisory Board of Sviluppo Italia SpA. Former CEO and former Chairman of the Supervisory Board of Deutsche Bank AG.

The Lord Simon of Highbury CBE1,9
Nationality: British. Aged 65. Appointed 2000. Member, Advisory Board of LEK Consulting. Non-Executive Director of Suez Group. Member, Supervisory Board of Volkswagen AG. Senior Advisor and Member, European Advisory Board of Morgan Stanley Dean Witter. UK Government Minister 1997-1999. Group Chief Executive of BP 1992-1995 and Chairman 1995-1997.

Jeroen van der Veer1,9
Nationality: Dutch. Aged 57. Appointed 2002. President Royal Dutch Petroleum Company and Chief Executive Royal Dutch/Shell Group. Former Member, Supervisory Board of De Nederlandsche Bank 2000-2004.

Business Presidents – Foods

Regions

Manfred Stach, Europe Aged 62. Joined Unilever 1970. Appointed Business President 1998. Previous position: Business Group President Africa.

Bernd Ellmann, Europe, Ice Cream and Frozen Foods Aged 56. Joined Unilever 1973. Appointed Business President 2004. Previous position: Chairman, European bakery business.

John Rice, North America Aged 53. Joined Unilever 1981. Appointed Business President 2001. Previous position: Business President Latin America.

Doug Baillie, Africa, Middle East and Turkey Aged 49. Joined Unilever 1978. Appointed Business President 2004. Previous position: National Manager, Unilever South Africa.

Tex Gunning, Asia Aged 54. Joined Unilever 1982. Appointed Business President 2000. Previous position: Business Group President East Asia Pacific.

Alberto Sobredo, Latin America Aged 55. Joined Unilever 1998. Appointed Business President 2002. Previous position: Executive Vice-President, Latin America and Chairman, Unilever Chile.

Global Businesses

Diego Bevilacqua, Foodsolutions Aged 51. Joined Unilever 2000 upon Unilever’s acquisition of Bestfoods. Appointed Business President 2001. Previous position: Vice-President Bestfoods and President Bestfoods, Asia.

John Rice, Slim•Fast Worldwide See above.

Function

Anthonie Stal, Marketing Foods Aged 50. Joined Unilever 1981. Appointed President 2004. Previous position: Chairman, Unilever Bestfoods Nederland.

Business Presidents – Home and Personal Care

Regions

Ralph Kugler, Europe Aged 49. Joined Unilever 1979. Appointed Business President 1999. Previous position: Business Group President Latin America.

Harish Manwani, North America Aged 51. Joined Unilever 1976. Appointed Business President 2001. Previous position: Business Group President, Latin America.

Doug Baillie, Africa, Middle East and Turkey See above.

Vindi Banga, Asia Aged 50. Joined Unilever 1977. Appointed Business President 2004. Previous position: Chairman, Hindustan Lever.

Anton Lenstra, Latin America Aged 56. Joined Unilever 1989. Appointed Business President 2000. Previous position: Business Group President, Africa.

Function

Simon Clift, Marketing Aged 46. Joined Unilever 1982. Appointed Business President 2001. Previous position: Chairman Personal Care Category Group, Latin America.

Corporate Officers

Jan van der Bijl, Joint Secretary and Head of Group Taxation Aged 55. Appointed 1 July 2001. Years of service on 31 December 2004: 17 years.

Stephen Williams, Joint Secretary and General Counsel Aged 57. Appointed 1 December 1986. Years of service on 31 December 2004: 18 years.

John Bird, Controller Aged 51. Appointed 1 November 2003. Years of service on 31 December 2004: 29 years.

Pascal Visée, Group Treasurer Aged 43. Appointed 1 February 2005. Years of service on 31 December 2004: 17 years.

Howard Green, Chief Auditor Aged 54. Appointed 1 September 2004. Years of service on 31 December 2004: 31 years.

Henning Rehder was Group Treasurer throughout 2004 and prior to the appointment of Pascal Visée on 1 February 2005.

Unilever Annual Report and Accounts 2004     69

Back to Contents

Corporate governance

Board changes

The current Directors, with their biographies, are shown on pages 68 and 69. All the Executive Directors held office throughout the year, with the exception of Kees van der Graaf, who was elected as a Director at the 2004 Annual General Meetings (AGMs).

The changes to our Board structure described on pages 8 and 53 result in a smaller Board. Antony Burgmans, Patrick Cescau, Kees van der Graaf and Rudy Markham will be offering themselves for re-election at the 2005 AGMs. Clive Butler, Keki Dadiseth and André van Heemstra will retire from the Boards. Their colleagues wish to thank them for their contributions to Unilever over the past 34, 31 and 34 years respectively.

Ralph Kugler is nominated for election as an Executive Director of NV and PLC at the 2005 AGMs. He is currently Business President – Home and Personal Care – Europe and his biography is set out in the Notices of the AGMs.

Antony Burgmans will take up the role of Non-Executive Chairman of NV and PLC and Patrick Cescau will become Group Chief Executive. Rudy Markham will be Chief Financial Officer and Kees van der Graaf and Ralph Kugler will be President Europe and Category President Home and Personal Care respectively.

Leon Brittan, Lynda Chalker, Bertrand Collomb, Wim Dik, Oscar Fanjul, Hilmar Kopper, David Simon and Jeroen van der Veer are nominated for re-election as Non-Executive Directors of NV and PLC at the 2005 AGMs. All were elected as Non-Executive Directors on 12 May 2004, having previously been Advisory Directors, following the approval of the corporate governance changes proposed at the 2004 AGMs. Their biographies are set out on pages 68 and 69.

Claudio Gonzalez, due to the pressure of his other commitments, retires as a Non-Executive Director at the 2005 AGMs and his colleagues thank him for his advice over the past seven years.

We plan to make Bertrand Collomb, currently our Senior Independent Director, Vice-Chairman of NV and PLC. Professor Wim Dik will join the Audit Committee.

During 2004 Niall FitzGerald retired as Chairman of PLC and Vice-Chairman of NV, Charles Strauss retired as a Director and Senator George Mitchell retired as an Advisory Director. Patrick Cescau became Chairman of PLC and Vice-Chairman of NV on 1 October 2004 and Kees van der Graaf succeeded Patrick Cescau as Foods Director.

Other changes

As already mentioned, the changes to our business organisation in 2005 described on pages 8 and 53 will lead to an Executive team that supports Patrick Cescau as Group Chief Executive. The roles of Kees van der Graaf, Ralph Kugler and Rudy Markham as members of that team will be as stated above. The other members of the Executive team, and their responsibilities, will be Vindi Banga – President Foods, Harish Manwani – President Asia/AMET, John Rice – President The Americas, and Sandy Ogg – Human Resources. Vindi Banga, Harish Manwani and John Rice are currently Business Presidents and their details are given on page 69. Sandy Ogg is aged 51, joined Unilever in 2003 from Motorola and is currently Senior Vice-President Human Resources for the Foods Division.

70     Unilever Annual Report and Accounts 2004

Back to Contents

Remuneration report
Introduction and Letter to shareholders

Introduction
This report of the Remuneration Committee sets out Unilever’s policy regarding Directors’ remuneration. It also sets out full details of the remuneration payable to the Directors for the year 2004.

The Report is divided into the following sections:

•	Letter to shareholders from the members of the Remuneration Committee
•	Details of the members of the Committee together with their tasks and responsibilities
•	Policy regarding Executive Directors’ remuneration
•	Commentary on Executive Directors’ remuneration payable for 2004
•	Details of the service contracts relating to Executive Directors
•	Tables of Executive Directors’ remuneration for 2004 and their Unilever share interests
•	Information regarding Non-Executive Directors including details of remuneration and Unilever share interests

The report has been prepared in accordance with the requirements of legislation and corporate governance codes in the Netherlands, the United Kingdom and the United States. In particular it takes into account:

•	The Dutch Corporate Governance Code;
•	The Combined Code of the United Kingdom issued in 1998, as revised in 2003 (the Combined Code) appended to the United Kingdom Listing Rules;
•	The requirements of the United Kingdom Directors’ Remuneration Report Regulations 2002; and
•	The SEC’s requirements for Form 20-F and the New York Stock Exchange listing rules.

Directors are members of the Boards of both NV and PLC and they receive remuneration from both companies. The information shown in this report covers the total remuneration receivable from both NV and PLC.

The report has been approved by the Boards and it has been signed on their behalf by the Joint Secretaries of Unilever. It will be presented to shareholders at the Annual General Meetings to be held on 10 May 2005 (NV) and 11 May 2005 (PLC).

Letter to shareholders

Dear Shareholder,

The year 2004 has been a year of change.

In May the Advisory Directors were formally appointed as Non-Executive Directors of NV and PLC.

During the year there were also other changes to the Boards of NV and PLC. Charles Strauss, our US-based Executive Director, retired in May and Niall FitzGerald, the Chairman of PLC, retired at the end of September. Mr FitzGerald was succeeded by Patrick Cescau who was previously our Foods Director. In May 2004 Kees van der Graaf was appointed as an Executive Director.

2004 was also the final year of Unilever’s Path to Growth strategy and we are now entering a new challenging phase leading up to 2010.

In view of these changes the Remuneration Committee decided to initiate an in-depth review of the remuneration package for Executive Directors. This involved a detailed benchmarking of the package against comparable companies based in the UK and Continental Europe. The result of this exercise showed that the value of the current package is broadly in line with the market. However, the study also showed that part of the share-based elements of the package required amendment in order to bring them in line with developing market trends and to reinforce the Unilever plans leading up to 2010. As a result of this study we are proposing to shareholders the introduction of a new Performance Share Plan in 2005 which will replace the existing executive share option plans and which will have performance conditions on vesting. Full details of this proposal are included in the notices to shareholders regarding the 2005 Annual General Meetings. Changes are also proposed for 2005 regarding the annual bonus payable to Executive Directors (revisions to the performance criteria as well as an increase in the bonus opportunity for the Group Chief Executive Officer).

The Committee also reviewed the pension arrangements for Executive Directors. As a result it has been decided that the current policy of including a proportion of the annual bonus (of up to 20% of base pay) as part of pensionable earnings would be abandoned with immediate effect for new Executive Directors.

The Remuneration Committee is committed to linking a major part of the Executive Directors’ pay to clearly defined levels of performance. We are focused on achieving business goals and on rewarding outstanding performance accordingly.

For 2004 the business results were disappointing and consequently the bonuses paid to the Executive Directors for that year were low.

We strive to ensure that the remuneration package for Executive Directors continues to deliver the best possible value for shareholders.

Bertrand Collomb Chairman of the Remuneration Committee
David Simon
Jeroen van der Veer

Unilever Annual Report and Accounts 2004     71

Back to Contents

Remuneration report
Remuneration Committee and Policy

Remuneration Committee

Tasks and responsibilities
The Committee is responsible for making proposals to the Boards on the remuneration policy for Executive Directors. It is also responsible for setting individual remuneration packages for Executive Directors and for monitoring and approving all share-based incentive arrangements. The Committee meets at least three times a year and, during 2004, it met on six occasions. Apart from one meeting, every member was present at each meeting.

Structure
The Committee members are all independent Non-Executive Directors, chosen for their broad experience and international outlook. During 2004 the members were:

•	Bertrand Collomb (Chairman of the Committee)
•	Lord Simon of Highbury
•	Jeroen van der Veer

Advice and assistance
The Committee does not formally retain remuneration consultants. It seeks professional advice from external advisers as and when required. During 2004, the Committee sought advice from Towers Perrin (an independent firm of human resources specialists) on market data, remuneration trends and performance-related pay. Towers Perrin also provides general consultancy advice to Unilever group companies on employee rewards, pension, communications and other human resource matters.

The Committee is supplied with information by Jan van der Bijl, who is also Joint Secretary of Unilever.

The Chairmen of NV and PLC are invited to attend Committee meetings to provide their own insights to the Committee on business objectives and the individual performance of their direct reports. Naturally, the Chairmen do not attend when their own remuneration is being discussed.

Remuneration policy – Executive Directors

Main principles
Unilever’s objective is to attract world-class executives who can drive the business forward and achieve the highest results for shareholders. This is essential to the successful leadership and effective management of Unilever as a major global company. To meet this objective the Committee follows three key principles, validated by shareholders:

•	The reward policy is benchmarked regularly against arrangements for comparable companies in Europe. This ensures that Executive Directors’ remuneration levels remain competitive.
•	A comparison is made with the remuneration arrangements for other senior executives within Unilever.
•	The Committee links a significant proportion of the Executive Directors’ total remuneration to a number of key measures of company performance.

Where Group performance meets the overall business plan, the variable elements of the remuneration package, such as the annual bonus and the expected value of long-term incentive payments, can account for about 60% of the total package (ie. 60% of the combined sum of base salary, annual bonus and long-term incentive payments, but excluding pension provision). However, outstanding Group results can increase the variable elements to around 75% of the total package. If the Group results were below target, the variable elements would reduce significantly.

Closely linking the package to key performance measures ensures that the Executive Directors’ remuneration is aligned effectively with shareholders’ interests. This is consistent with the remuneration policy for senior executives below board level, who also have a significant performance-related element of pay within their remuneration package.

Executive Directors are required to build up a significant personal shareholding in Unilever. Within five years of appointment, they are expected to hold shares worth 150% of their annual base salary. This reinforces the link between the executives and other shareholders.

On a limited basis Unilever Executive Directors serve as non-executives on the Boards of other companies. Unilever requires that all remuneration and fees earned from outside directorships are paid directly to Unilever.

Reward structure
The Executive Directors’ total remuneration package consists of:

•	Base salary;
•	Annual performance bonus;
•	Long-term incentives;
•	Pension provision; and
•	Other benefits and allowances.

The Committee regularly reviews the reward structure to ensure that it meets its objectives.

Base salary
Each Executive Director receives a base salary which is fixed in the currency appropriate to the country in which the individual is based.

Market reference points are agreed each year depending on where the individual is based (eg. the Netherlands, the UK or the US). Based on those market reference points a personal salary level is set for each Executive Director to take effect from 1 January of the year concerned.

When granting pay rises, the Committee looks at a range of factors including individual and company performance. The Committee also uses independent expert advice to compare Unilever’s remuneration for executives of this calibre with that paid by other major international companies in Europe.

72     Unilever Annual Report and Accounts 2004

Back to Contents

Remuneration report
Policy (continued)

Annual performance bonus
The annual performance bonus aims to focus the Executive Directors on the business priorities for the coming financial year, in accordance with Unilever’s annual plan. Currently the bonus can range between 0% and 100% of base salary. However, the maximum level is payable only in the case of exceptional performance.

To receive a bonus Executive Directors must achieve demanding corporate and personal targets set by the Committee at the beginning of each year.

The corporate targets for 2004 are described in more detail on page 75 and were a combination of the increase in earnings per share BEIA and the growth in sales of the leading brands. These targets, which were linked to the Path to Growth strategy, are currently being reviewed by the Committee and it is proposed that they will be replaced in 2005 with new targets aligned to the business plans leading up to 2010.

At the end of each financial year, the Committee measures the results against the targets set.

The bonus is then calculated and is payable in March following the end of the financial year in question. Part of the bonus (25%) is delivered to the Executive Directors in the form of shares in NV and PLC. The Executive Directors are then awarded, on a conditional basis, an equivalent number of ‘matching shares’. These latter shares form part of the long-term incentive arrangements described below.

Long-term incentive arrangements
The long-term incentive arrangements for Executive Directors consist of three main elements:

•	Share Matching Plan (linked to the annual bonus)
•	TSR Long-Term Incentive Plan
•	Share options, which includes:
• Executive Option Plans
• All-Employee Share Plans

Share Matching Plan (linked to the annual bonus)
As noted above, the Executive Directors receive 25% of the annual bonus in the form of NV and PLC shares, known as bonus shares. The company then awards an equivalent number of matching shares, which will vest three years after the award provided that:

•	The original number of bonus shares has been retained for that three-year period; and
•	The Executive Director has not resigned or been dismissed.

The three-year vesting period for the matching shares is in line with international practice and the Committee considers that it is an important retention tool for key executives. Furthermore the necessity to hold the bonus shares for a minimum period of three years supports, as far as possible, the shareholding requirements set out on page 72 and ensures that the interests of Executive Directors are aligned with those of other shareholders.

The Committee considers that there is no need for further performance conditions on the vesting of the matching shares because the number of shares is directly linked to the annual bonus (which is itself subject to demanding performance conditions). Moreover, during the three-year vesting period the share price of NV and PLC will be influenced by the performance of the companies which, in turn, will affect the ultimate value of the matching shares on vesting.

TSR Long-Term Incentive Plan
Under this plan conditional rights over shares in NV and PLC are awarded annually to Executive Directors.

The current level of conditional annual awards is as follows:

•	Chairmen: Shares in NV and PLC to the combined value of €800 000;
•	European-based Executive Directors: Shares in NV and PLC to the combined value of €500 000; and
•	US-based Executive Director: Shares in NV and PLC to the combined value of €400 000.

The conditional awards vest three years after date of grant but the number of shares to vest is dependent on Unilever’s Total Shareholder Return (TSR) when compared with the TSR results of a defined peer group of 20 comparator companies over a three-year performance cycle. No shares will vest if Unilever is ranked at less than position 11 of the TSR ranking table over the three-year period. Between 25% and 200% will vest if Unilever is ranked in the top half of the table as shown below:

Vested award
(% of original conditional
TSR peer group ranking	award that will vest)

12th to 21st	0%
10th or 11th	25%
8th or 9th	50%
5th to 7th	100%
3rd or 4th	150%
1st or 2nd	200%

The current peer group of comparator companies is as follows:

Altria Group	Kao
Avon	Lion
Beiersdorf	L’Oréal
Cadbury Schweppes	Nestlé
Clorox	Orkla
Coca-Cola	Pepsico
Colgate	Procter & Gamble
Danone	Reckitt Benckiser
Gillette	Sara Lee
Heinz	Shiseido

Using the TSR peer group ranking as a performance indicator demonstrates a clear link between the reward provided to Executive Directors, and the investment growth enjoyed by our shareholders (in comparison with that enjoyed by investors in the defined peer group of companies).

Unilever Annual Report and Accounts 2004     73

Back to Contents

Remuneration report
Policy (continued)

Share options
Executive Directors may participate in the following share option plans.

•	Executive Option Plans
•	All-Employee Share Plans

Executive Option Plans
The Remuneration Committee has proposed that this component of the remuneration package be replaced in 2005 by a new Global Performance Share Plan. Full details of this new Plan are contained in the Notices to Shareholders regarding the 2005 AGMs. If the proposal is approved by shareholders no further grants will be made to Executive Directors under the existing Executive Share Option Plans (apart from the final grants of premium options to be made in 2005). Instead, grants will be made under the new Global Performance Share Plan from 2005 onwards.

For the sake of completeness the following section gives full details of the existing Executive Share Option Plans.

Under these Plans, Executive Directors are granted options over shares in NV and PLC. The Committee has established an annual benchmark for each Executive Director’s grant level. This is known as the ‘normal allocation’ (see below):

Normal allocation
	NV options	PLC options

Chairmen	12 000	80 000
US-based Executive Director	12 000	80 000
European-based Executive Directors	7 500	50 000

The annual grants will only be made if the following performance conditions are met:

•	Firstly, the earnings per share BEIA over the preceding three financial years must have cumulatively risen by at least 6% more than the rate of inflation (within the UK and the eurozone) when measured at current rates of exchange.
•	Secondly (and subject to the first condition being met), the actual grant (a percentage of the ‘normal allocation’) is determined by reference to the growth in earnings per share (BEIA) at current rates of exchange for the preceding financial year, as shown below:

EPS BEIA growth over inflation	Actual grant
(achieved in preceding	(as percentage of
financial year)	‘normal allocation’)

Inflation + less than 4%	0%
Inflation + 4%	50%
Inflation + 5%	75%
Inflation + 6%	100%
Inflation + 7%	125%
Inflation + 8%	150%

As part of the Path to Growth strategy, the Committee regarded earnings per share BEIA growth at current rates of exchange as an appropriate measure of the Group’s underlying financial performance. The Committee’s view was that less than 4% growth after inflation was below standard and, at that level, no grant should be made. Real EPS BEIA growth above 6%, however, represented above-target performance.

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

Premium options
For options granted between 1997 and 2000, rights to further options (known as ‘premium options’) arise five years after the date of the original option grant. These premium options amount to 20% of the original number of options granted provided that:

•	During the relevant five-year period, options under the normal annual arrangements have been granted to the Executive Directors in question; and
•	The Executive Director has not exercised the ‘original’ options granted five years previously or, if he has, he retains all ‘profit’ of the exercise in the form of shares.

This incentive of premium options was discontinued in 2001, as part of the changes in the remuneration package of the Executive Directors, approved by shareholders at that time. No further rights to premium options arise on grants made under the NV and PLC plans from 2001 onwards.

All-Employee Share Plans
Executive Directors are able to participate in the UK Employee ShareSave Plan, the UK Share Incentive Plan (‘ShareBuy’) and the Netherlands Employee Option Plan. The US-based Executive Director is able to participate in the North American Employee Stock Purchase Plan. These arrangements are known as ‘All-Employee’ plans.

Details of all the plans are shown in note 30 on pages 138 to 147.

Executive Directors’ pensions
Executive Directors are provided with a defined benefit final salary pension, which is consistent with the pension provision for all Unilever Netherlands and UK employees. This arrangement provides Executive Directors with a pension from NV or PLC (as appropriate) of a maximum of two-thirds of final pensionable pay if they retire at age 60 or later, after deduction of pensions from other sources.

Final pensionable pay includes the average annual performance bonuses paid in the last three years, up to a maximum of 20% of base pay. This is similar to the current Group practice for long-serving senior executives. The Committee, however, has recently reviewed this arrangement and has decided to abandon the pensionability of bonuses for new Executive Directors.

The table on page 83 gives details of the Executive Directors’ pension values.

74     Unilever Annual Report and Accounts 2004

Back to Contents

Remuneration report
Policy (continued)

Other benefits/allowances
Executive Directors enjoy similar benefits to many other employees of the Unilever Group. These include subsidised medical insurance, the use of company cars (or cash in lieu) and assistance with relocation costs when moving from one country to another. They also receive an allowance to cover small out-of-pocket expenses not covered by the reimbursement of their business entertaining expenses.

In addition, certain UK-based Executive Directors receive an allowance to compensate for the loss in their net income due to the fact that some of their remuneration is paid in the Netherlands.

Future developments
The Remuneration Committee keeps the remuneration policy for Executive Directors under review in the light of company and market developments. Currently there are proposals to make the following changes to the remuneration package:

•	Proposals will be made to shareholders to replace the existing executive share option plans with a new Global Performance Share Plan. If the proposals are accepted by shareholders no further grants will be made to Executive Directors under the executive share option plans (apart from the final grants of premium options to be made in 2005). Instead, from 2005 onwards, grants will be made under the new Global Performance Share Plan. These awards will vest three years from grant but will be subject to performance conditions on vesting. Full details of this new plan are contained in the notices to shareholders regarding the 2005 Annual General Meetings.
•	The Executive Directors pension arrangements are currently under review. In particular the Committee has decided that the current policy of including a proportion of the annual bonus (of up to 20% of base salary) as part of pensionable earnings should be abandoned, with immediate effect, for new Executive Directors.
•	The performance criteria relating to the annual bonus is being revised in order to align the Executive Directors’ targets to the business plans leading up to 2010. For 2005 it is proposed that the new corporate targets be based on a combination of the Trading Contribution (TC) and Underlying Sales Growth (USG) of the Group. It is also proposed that the bonus opportunity for the Group Chief Executive be set at a maximum of 150% of base salary from 2005 onwards.

Commentary on Executive Directors’ Remuneration payable for 2004

The tables on pages 77 to 85 give details of the specific elements of the Executive Directors’ remuneration package for 2004. However, the following additional comments may be helpful in understanding the various tables.

Base salary
The average of salary increases for Executive Directors for 2004 was 4.7% compared with the year 2003.

This increase was a result of the yearly benchmarking exercise whereby the salary payable to Unilever’s Executive Directors was compared with that payable to Directors of other major international companies based in Europe. This benchmarking excluded companies in the financial sector in order to ensure that the outcome of the study was not distorted. The increase also took into account the personal performance of the individual in question together with the overall performance of the business.

Annual performance bonus
Corporate and personal targets were set by the Remuneration Committee for 2004 as follows:

•	Corporate: these were based on a combination of (a) the increase in earnings per share BEIA at current exchange rates and (b) the sales growth of the leading brands. The maximum bonus in respect of these Corporate targets is 80% of base salary.
•	Personal: these were based on agreed key objectives relative to the Executive Director’s specific responsibilities. Up to 20% of base salary can be earned in respect of these targets.

At the end of 2004 the Committee measured the results against the targets set and agreed that bonuses should be payable to Executive Directors averaging approximately 11% of base salaries in respect of that year.

Long-term incentive arrangements
•	Share Matching Plan
Two awards vested in 2004. These awards were originally made on a conditional basis in 1999 (with a vesting period of five years) and in 2001 (with a vesting period of three years).
•	TSR Long-Term Incentive Plan
The conditional award made in 2001 vested in May 2004. This award was based on the TSR performance of Unilever (when ranked against its defined peer group of 20 comparator companies) for the three-year performance period ended 31 December 2003. Unilever was ranked position 6 out of the peer group of companies for this period which resulted in a 100% vesting of the award.
The conditional award made in 2002 was based on the TSR performance of Unilever for the three-year period ended 31 December 2004. For this period Unilever was ranked 13 out of its peer group of companies and therefore there will be no vesting of this award in March 2005.
•	Executive Share Options
The grants of share options made in 2004 were based on the earnings per share growth BEIA for 2003 compared with 2002. This resulted in a level of grant for 2004 equivalent to 100% of the normal allocation of options.

Unilever Annual Report and Accounts 2004     75

Back to Contents

Remuneration report
Policy (continued)

Pensions
The Unilever United Kingdom Pension Plan (UPF) increased employee contributions from 2% to 5% of pensionable salary with effect from 1 January 2004. The Unilever Netherlands Pension Plan (Progress) reintroduced employee contributions with effect from 1 January 2004, currently at the rate of 1%.

N W A FitzGerald and C B Strauss retired from the Boards on 30 September 2004 and 12 May 2004 respectively. C J van der Graaf joined the Boards on 12 May 2004. The table on page 83 gives details of their pension entitlements and (in respect of Messrs FitzGerald and Strauss) include the pension enhancements agreed on retirement.

The UK Government is in the process of introducing a new tax regime for pensions. The UK-based Executive Directors, together with other UK-based senior executives, have been informed that PLC intends to maintain their overall pension by capping the benefit provided by the Unilever UK Pension Fund (UPF) and by making a corresponding increase in the top-up provided by the company. The Committee is continuing to review this position depending on the final form of the UK Government’s new tax rules.

Executive Directors’ service contracts
The Executive Directors have service contracts with both NV and PLC. The notice period under the service contracts for Executive Directors is one year. If they choose, NV and PLC may pay an Executive Director a sum equal to twelve months’ salary in lieu of notice.

NV’s and PLC’s Articles of Association require that, in principle, all Directors retire from office at every Annual General Meeting. Executive Directors’ contracts of service with the Unilever Group are generally terminated no later than the end of the month in which the Annual General Meeting closest to their 62nd birthday is held. However as from 2004 newly appointed Executive Directors have a flexible termination date which is linked to an AGM occurring at any time between ages 60 and 65. Details of the service contracts are shown on page 85.

The current Executive Directors are long-serving Unilever executives who can reasonably expect, subject to satisfactory performance, to be employed by Unilever until retirement. The Committee takes the view that the entitlement of the Executive Directors to the security of twelve months’ notice of termination of employment is in line both with the practice of many comparable companies and the entitlement of other senior executives within Unilever.

The Remuneration Committee’s aim is always to deal fairly with cases of termination while taking a robust line in minimising any compensation.

In 2003 eight Executive Directors served for the whole of the year. In 2004 two of the Executive Directors retired, one was newly appointed and the remaining six Executive Directors served for the whole of the year.

Other items

Unilever’s share performance relative to broad-based equity indices
Under the UK Directors’ Remuneration Report Regulations 2002, we are required to show Unilever’s relative share performance, based on Total Shareholder Return, against a holding of shares in a broad-based equity index for the last five years. The Remuneration Committee has decided to show Unilever’s performance against two indices, namely the Euronext AEX Index, Amsterdam and the FTSE 100 Index, as these are the most generally used indices in the Netherlands and the UK, where we have our principal listings.

76     Unilever Annual Report and Accounts 2004

Back to Contents

Remuneration report
Details – Executive Directors

The following section contains detailed information on the Executive Directors’ annual remuneration, long-term incentives, pension benefits, service contracts and share interests in respect of 2004.

Aggregate remuneration for Executive Directors
The following table gives details of the aggregate remuneration (including long-term incentives) received by Executive Directors as a group. For convenience, the amounts are shown both in euros and [in brackets] in pounds sterling – based on average exchange rates for the year of €1 = £0.6781 = $1.238 (2003: €1 = £0.6912 = $1.126).

	2004	2003
	’000	’000

Annual emoluments(1)

Base salary	€7 927	€7 942
	[£5 376]	[£5 489]

Allowances and other payments:

Allowances	€750	€279
	[£508]	[£193]
Other payments(2)	€1 806	€nil
	[£1 225]	[£ nil]

Value of benefits in kind	€665	€768
	[£452]	[£531]

Performance-related payments (annual bonus)(3)	€1 027	€1 781
	[£696]	[£1 231]

Sub-total of annual emoluments	€12 175	€10 770
	[£8 257]	[£7 444]

Other income arising from long-term incentives(4)

Gains on exercise of share options	€4 267	€644
	[£2 893]	[£446]

Vesting of matching shares	€782	€116
	[£530]	[£80]

Vesting of TSR Long-Term Incentive Plans	€4 105	€nil
	[£2 783]	[£nil]

Total of annual emoluments and other income arising from long-term incentives	€21 329	€11 530
	[£14 463]	[£7 970]

(1)	Annual emoluments includes base salary, allowances and other payments (see footnote 2) and the value of benefits in kind earned in respect of 2004. It also includes the annual bonus (both the cash element and the bonus paid in shares) payable in March 2005 relating to the performance year 2004.
(2)	Other payments include a compensation payment of €1 806 150 [£1 224 750] payable to Mr FitzGerald following the cessation of his directorship.
(3)	The value of matching shares, totalling €257 000 [£174 000] awarded on a conditional basis in respect of 2004 is not included. This will be reported in 2008 when the shares vest.
(4)	Includes the gains realised in 2004 following the exercise of share options granted in earlier years. It also includes the value in 2004 of the matching shares vesting in that year which were originally awarded in 1999 and 2001 together with the value (in 2004) of the TSR LTIP shares vesting in 2004 which were originally awarded on a conditional basis in 2001.

Unilever Annual Report and Accounts 2004     77

Back to Contents

Remuneration report
Details – Executive Directors (continued)

Remuneration for individual Executive Directors
The following table gives details of the total remuneration (including long-term incentives) received by each Executive Director. For convenience the amounts are shown both in euros and [in brackets] in pounds sterling.

							Other income arising from						Total of		Total of
	Annual Emoluments 2004(1)						long-term incentives in 2004(2)						annual		annual
													emoluments		emoluments
											Vesting of		and other		and other
							Gains on				TSR/LTIP		income		income
					Total	Total	exercise		Vesting of		in 2004		arising from		arising from
		Allowances	Value of		annual	annual	of share		matching		(performance		long-term		long-term
	Base	and other	benefits	Annual	emoluments	emoluments	options		shares		period		incentives		incentives
	salary	payments(3)	in kind(4)	bonus(5)	2004	2003	in 2004		in 2004		2001/2003)		in 2004	(6)	in 2003
Name and Base Country	’000	’000	’000	’000	’000	’000	’000		’000		’000		’000		’000

A Burgmans(7) (NL)	€1 365	€80	€150	€137	€1 732	€1 786	€0		€111	*	€730	*	€2 573		€1 828
	[£926]	[£54]	[£102]	[£93]	[£1 175]	[£1 233]	[£0]		[£75]		[£495]		[£1 745]		[£1 262]

P J Cescau(8) (NL/UK)	€1 109	€395	€164	€111	€1 779	€1 392	€1 603	*	€59	*	€456	*	€3 897		€1 392
	[£752]	[£268]	[£112]	[£75]	[£1 207]	[£962]	[£1 087]		[£40]		[£309]		[£2 643]		[£962]

A C Butler (UK)	€782	€3	€35	€40	€860	€923	€74	*	€94	*	€456	*	€1 484		€923
	[£530]	[£2]	[£24]	[£27]	[£583]	[£638]	[£50]		[£63]		[£309]		[£1 005]		[£638]

K B Dadiseth (UK)	€1 003	€30	€61	€50	€1 144	€1 195	€10	*	€49	*	€456	*	€1 659		€1 210
	[£680]	[£20]	[£41]	[£34]	[£775]	[£827]	[£7]		[£33]		[£309]		[£1 124]		[£838]

C J van der Graaf(9) (NL)	€483	€3	€17	€97	€600								€600
	[£328]	[£2]	[£12]	[£66]	[£408]								[£408]

A R van Heemstra (NL)	€730	€8	€76	€37	€851	€920	€291	*	€47	*	€456	*	€1 645		€920
	[£495]	[£5]	[£52]	[£25]	[£577]	[£636]	[£197]		[£32]		[£309]		[£1 115]		[£636]

R H P Markham (UK)	€907	€13	€35	€136	€1 091	€1 053	€0		€97	*	€456	*	€1 644		€1 053
	[£615]	[£9]	[£24]	[£92]	[£740]	[£728]	[£0]		[£66]		[£309]		[£1 115]		[£728]

N W A FitzGerald(10) (UK)	€1 178	€2 024	€60	€158	€3 420	€2 009	€1 172		€191	*	€730		€5 513		€2 083
	[£799]	[£1 373]	[£40]	[£107]	[£2 319]	[£1 388]	[£795]		[£130]		[£495]		[£3 739]		[£1 439]

C B Strauss(11) (US)	€370	€0	€67	€261	€698	€1 492	€1 117	*	€134	*	€365	*	€2 314		€2 121
	[£251]	[£0]	[£45]	[£177]	[£473]	[£1 032]	[£757]		[£91]		[£248]		[£1 569]		[£1 467]

(1)	Annual emoluments includes base salary, allowances (and other payments – see footnote 3) and the value of benefits in kind earned in respect of 2004. It also includes the annual bonus (both the cash element and the bonus paid in shares) payable in March 2005 relating to the performance year 2004. The value of the matching shares conditionally awarded in 2005 in respect of the performance year 2004 is not included as these form part of the long-term incentives and the value will be reported when they vest in 2008.
(2)	Other income includes the gains realised in 2004 following the exercise of share options granted in earlier years. It also includes the value of the matching shares vested in 2004, which were originally awarded in 1999 and 2001 together with the value of the TSR LTIP shares vested in 2004 which were originally awarded in 2001. This latter award was based on the TSR performance of Unilever for the three-year rolling period ended 31 December 2003. Unilever was ranked number 6 out of 21 for this period. The gains marked thus (*) were not cashed-in by the Executive Director shown. Instead, the gains were either wholly retained in the form of shares in NV and PLC or the net amounts (after payment of tax) were retained in the form of shares in NV and PLC. For further details please refer to the information on share matching on page 79, on the TSR/LTIP scheme on page 80 and on share options on page 81.
(3)	Allowances include the following payments:
	(a)	allowances in lieu of company car payable to Messrs Cescau, Dadiseth, Markham and FitzGerald
	(b)	entertaining allowance payable to all European based Executive Directors
	(c)	blind trust fees payable in respect of Mr Burgmans
	(d)	financial planning assistance payable to Mr Strauss
	(e)	allowances payable to Messrs FitzGerald and Dadiseth to compensate for the loss of net income suffered by them because part of their remuneration was paid in the Netherlands
All allowances are taxable in the country of residence of the Executive Director concerned apart from the entertaining allowance which is currently tax free.
Other payments include a compensation payment of €1 806 150 [£1 224 750] payable to Mr FitzGerald following the cessation of his directorship (see footnote 10).
(4)	Includes the value of the following benefits in kind:
	(a)	company-provided accommodation situated away from their home location to be used in lieu of hotels by Messrs Burgmans, Cescau, FitzGerald, Butler, van Heemstra, Markham and Strauss
	(b)	company-provided accommodation for Mr Dadiseth while he is based in the UK; this is provided on a temporary basis for use while he is working away from his home country (India)
	(c)	company cars provided to Messrs Burgmans, Cescau, Butler, Dadiseth, van der Graaf, van Heemstra, Markham and Strauss
	(d)	subsidised private medical insurance provided for all Executive Directors
	(e)	relocation assistance (see footnote 8)
All such benefits in kind are taxable in the country of residence of the Executive Director concerned (apart from the value of residential accommodation provided for Netherlands based Executive Directors which is tax-free in the Netherlands).

78     Unilever Annual Report and Accounts 2004

Back to Contents

Remuneration report
Details – Executive Directors (continued)

(5)	Part of the annual bonus is paid in the form of shares in NV and PLC. The value of these bonus shares is included in the figures of annual bonus shown above. In addition to these shares each Executive Director is awarded, on a conditional basis, an equivalent number of matching shares which are not included above. The value of these matching shares totalling €257 000 [£174 000] will be reported when they vest in 2008.
(6)	Total includes all annual emoluments earned in 2004 together with other income arising from long-term incentives in that year.
(7)	Chairman of NV.
(8)	Chairman of PLC from 1 October 2004. Allowances include relocation assistance totalling €383 054 [£259 749] paid as a result of his transfer from the Netherlands to the UK. Previously he was Foods Director based in the Netherlands. The relocation assistance is in line with the arrangements for other managers of Unilever who relocate from one country to another. It mainly relates to the associated costs and other expenses relating to the purchase of a house in the UK together with removal costs and transfer allowance.
(9)	Appointed as an Executive Director on 12 May 2004. Remuneration shown above covers the period from date of appointment.
(10)	Chairman of PLC until 30 September 2004. Remuneration shown above covers the period to the date of cessation of his directorship on 30 September 2004 and includes a payment of €1 806 150 [£1 224 750], as compensation upon the termination of his employment with the Unilever Group. This predominantly comprises a lump sum equivalent to the salary in lieu of the 12 months’ contractual notice to which he was entitled. It also includes, as compensation for the loss of future employment benefits, a payment in respect of the estimated bonus for 2005 that would reasonably be expected to be paid had he remained in service. For the purpose of his pension, which is due to commence on his 60th birthday in September 2005, he will be treated as if he had remained in employment until September 2005.
(11)	Remuneration shown above covers the period to the date of cessation of his directorship in May 2004. In addition to these figures Mr Strauss received salary and benefits totalling €612 099 [£415 065] as a result of him remaining an employee of Unilever United States Inc. for the period from 1 June 2004 to 31 December 2004. His pension commences with effect from 1 January 2005.

Executive Directors’ Share Matching Plan
The following conditional shares were outstanding, awarded or vested during 2004 under the share matching plan:

		Balance of				Shares vested during 2004(2)						Balance of
		conditional		Conditional shares								conditional
		shares		awarded in 2004(1)		Shares vested on 18 March 2004(3)			Shares vested on 20 March 2004(4)			shares
		at 1 Jan										at 31 Dec
		2004					Market	Original		Market	Original	2004
	Share	No. of		No. of	Price at	No. of	price	price	No. of	price	price	No. of
	type	shares		shares	award	shares	at vesting	at award	shares	at vesting	at award	shares

A Burgmans	NV	5 614		605	€54.10	287	€55.875	€68.15	673	€55.55	€57.75	5 259
	PLC	38 910		4 192	519.50p	2 326	544.75p	593.50p	4 899	538.875p	498.30p	35 877

P J Cescau	NV	4 305		471	€54.10				521	€55.55	€57.75	4 255
	PLC	29 579		3 265	519.50p				3 802	538.875p	498.30p	29 042

A C Butler	NV	3 809		355	€54.10	313	€55.875	€68.15	494	€55.55	€57.75	3 357
	PLC	26 809		2 452	519.50p	2 538	544.75p	593.50p	3 603	538.875p	498.30p	23 120

K B Dadiseth	NV	3 451		445	€54.10				434	€55.55	€57.75	3 462
	PLC	23 311		3 081	519.50p				3 172	538.875p	498.30p	23 220

C J van der Graaf	NV	1 715	(5)									1 715
	PLC	11 940	(5)									11 940

A R van Heemstra	NV	3 133		323	€54.10				412	€55.55	€57.75	3 044
	PLC	21 680		2 242	519.50p				3 012	538.875p	498.30p	20 910

R H P Markham	NV	4 092		403	€54.10	291	€55.875	€68.15	547	€55.55	€57.75	3 657
	PLC	28 659		2 794	519.50p	2 365	544.75p	593.50p	3 993	538.875p	498.30p	25 095

N W A FitzGerald	NV	7 554		709	€54.10	631	€55.875	€68.15	1 021	€55.55	€57.75	6 611	(6)
	PLC	53 107		4 911	519.50p	5 114	544.75p	593.50p	7 437	538.875p	498.30p	45 467	(6)

C B Strauss	NV	5 301		804	€54.10				1 176	€55.55	€57.75	4 929	(7)
	PLC	37 290		5 565	519.50p				8 559	538.875p	498.30p	34 296	(7)

(1)	Each award of matching shares is conditional and vests three years after the date of the award subject to certain conditions. The 2004 awards were made on 24 March 2004 (relating to the 2003 performance period) and will vest on 24 March 2007.
(2)	The gains made on the vesting of the matching shares in 2004 were not cashed in by the Executive Directors but were retained by them in the form of shares in NV and PLC.
(3)	The conditional shares awarded on 19 March 1999 (relating to the 1998 performance period) vested on 18 March 2004.
(4)	The conditional shares awarded on 21 March 2001 (relating to the 2000 performance period) vested on 20 March 2004.
(5)	Balance of shares as at date of appointment as Executive Director. Awards and vesting of shares before that date are included in this balance.
(6)	Retired from the Boards on 30 September 2004. Balance shown is at date of retiring from the Boards.
(7)	Retired from the Boards on 12 May 2004. Balance shown is at date of retiring from the Boards.

The closing market prices of ordinary shares at 31 December 2004 were €49.33 (NV shares) and 512p (PLC shares). During 2004 the highest market prices were €59.75 and 576p respectively, and the lowest market prices were €44.41 and 443p respectively.

Unilever Annual Report and Accounts 2004     79

Back to Contents

Remuneration report
Details – Executive Directors (continued)

Executive Directors’ conditional share awards under the TSR Long-Term Incentive Plan
Conditional rights to ordinary shares in NV and PLC were outstanding, granted or vested in 2004 as shown in the table below.

			Balance of conditional shares		Conditional awards made 24 March 2004 (Performance period 2004 to 2006)(1)		Conditional awards vested 9 May 2004 (Performance period 2001 to 2003)(2)			Balance of conditional shares
			at 1 Jan							at 31 Dec
			2004					Market	Original	2004
	Share		No. of		No. of	Price at	No. of	price	price	No. of
	type		shares		shares	award	shares	at vesting	at award	shares

A Burgmans	NV		19 712		7 394	€54.10	6 472	€54.5665	€61.80	20 634
	PLC		136 877		51 163	519.50p	48 360	522.8108p	517p	139 680

P J Cescau	NV		12 319		4 621	€54.10	4 045	€54.5665	€61.80	12 895
	PLC		85 552		31 979	519.50p	30 225	522.8108p	517p	87 306

A C Butler	NV		12 319		4 621	€54.10	4 045	€54.5665	€61.80	12 895
	PLC		85 552		31 979	519.50p	30 225	522.8108p	517p	87 306

K B Dadiseth	NV		12 319		4 621	€54.10	4 045	€54.5665	€61.80	12 895
	PLC		85 552		31 979	519.50p	30 225	522.8108p	517p	87 306

C J van der Graaf	NV		7 739	(3)						7 739
	PLC		52 376	(3)						52 376

A R van Heemstra	NV		12 319		4 621	€54.10	4 045	€54.5665	€61.80	12 895
	PLC		85 552		31 979	519.50p	30 225	522.8108p	517p	87 306

R H P Markham	NV		12 319		4 621	€54.10	4 045	€54.5665	€61.80	12 895
	PLC		85 552		31 979	519.50p	30 225	522.8108p	517p	87 306

N W A FitzGerald	NV		19 712				6 472	€54.5665	€61.80	13 240	(4)
	PLC		136 877				48 360	522.8108p	517p	88 517	(4)

C B Strauss	NV	(5)	9 846				3 223		54.89	6 623	(7)
	PLC	(6)	67 896				23 580		$7.50	44 316	(7)

(1)	The end date of the performance period in respect of the conditional award made in 2004 is 31 December 2006.
(2)	The performance period of the conditional award which vested on 9 May 2004 was 1 January 2001 to 31 December 2003. During this period Unilever was ranked position 6 out of 21 on comparison with its peer group of 20 comparator companies with the result that 100% of the conditional award made in May 2001 vested in May 2004. The current Executive Directors did not cash in the value of these shares on vesting but retained, at least, the net profit (after tax) in the form of shares in NV and PLC.
(3)	Balance of conditional shares as from date of appointment as Executive Director. Awards and vestings before appointment are included in the balance.
(4)	Retired from the Boards on 30 September 2004. Balance is at date of retiring from the Boards.
(5)	NV New York shares.
(6)	The award was made in the form of American Depositary Receipts (1 ADR equivalent to 4 PLC shares).
(7)	Retired from the Boards on 12 May 2004. Balance is at date of retiring from the Boards.

TSR ranking of Unilever shares against its defined peer group of companies for period 2002 to 2004
The following graph shows Unilever’s position relative to the TSR peer group of companies for each of the three performance periods ending 31 December 2002, 2003 and 2004.

Unilever’s position relative to the TSR reference group

The reference group, including Unilever, consists of 21 companies. Unilever’s position is based on TSR over a three-year rolling period.

As may be seen from the graph Unilever was ranked position 13 out of 21 on comparison with its peer group of 20 comparator companies during the period 1 January 2002 to 31 December 2004. Therefore none of the conditional rights in NV and PLC shares awarded in March 2002 under the TSR LTIP plan will vest in 2005.

80     Unilever Annual Report and Accounts 2004

Back to Contents

Remuneration report
Details – Executive Directors (continued)

Executive Directors’ share options
Details of the option plans under which Executive Directors and employees are able to acquire ordinary shares of NV and PLC are shown in note 30 on pages 138 to 147.

Options to acquire NV ordinary shares of €0.51 each and options to acquire PLC ordinary shares of 1.4p each were granted, exercised, expired and held during 2004 as follows:

											Options outstanding		Options outstanding
											below market price		above market price
											at 31 December 2004		at 31 December 2004
							Number
			Balance of		Number		of options		Balance of			Weighted		Weighted
			options at		of options		exercised/		options at			average		average	First	Final
	Share		1 January		granted		expired		31 December		Number	exercise	Number	exercise	exercisable	expiry
	type		2004		in 2004		in 2004		2004		of shares	price	of shares	price	date	date

A Burgmans
Executive Plan	NV		87 600		12 000	(1)			103 200		12 000	€42.83	91 200	€59.37	24/03/02	23/03/14
					3 600	(2)
Executive Plan	PLC		584 000		80 000	(1)			688 000		200 000	425.70p	488 000	563.97p	24/03/02	23/03/14
					24 000	(2)
NL All-Employee Plan	NV		250		50	(3)	50	(4)	250		–	–	250	€58.08	05/06/03	13/05/09
UK ShareSave Plan	PLC		2 904				2 904	(5)	–		–	–	–	–	–	–

P J Cescau
Executive Plan	NV		76 443		7 500	(1)			86 193		7 500	€42.83	78 693	€61.42	08/05/01	23/03/14
					2 250	(2)
Executive Plan	PLC		516 666		50 000	(1)			581 666		125 000	425.70p	456 666	574.79p	08/05/01	23/03/14
					15 000	(2)
NL All-Employee Plan	NV		150		50	(3)			200		–	–	200	€59.34	30/05/04	13/05/09
US Executive Plan	NV	(20)	45 000				45 000	(6)	–		–	–	–	–	–	–
US Executive Plan	PLC	(20)	100 192				100 192	(6)	–		–	–	–	–	–	–

A C Butler
Executive Plan	NV		79 502		7 500	(1)			89 252		18 752	€42.81	70 500	€60.97	02/06/00	23/03/14
					2 250	(2)
Executive Plan	PLC		768 212		50 000	(1)	29 828	(7)	803 384		408 384	361.81p	395 000	585.04p	11/12/98	23/03/14
					15 000	(2)
NL All-Employee Plan	NV		250		50	(3)	50	(4)	250		–	–	250	€58.08	05/06/03	13/05/09

K B Dadiseth
Executive Plan	NV		54 750		7 500	(1)			63 150		10 500	€42.82	52 650	€59.77	02/06/00	23/03/14
					900	(2)
Executive Plan	PLC		375 100		50 000	(1)	4 208	(7)	426 892		150 892	418.59p	276 000	577.30p	29/05/99	23/03/14
					6 000	(2)
NL All-Employee Plan	NV		50		50	(3)			100		–	–	100	€52.40	02/06/06	13/05/09
UK ShareSave Plan	PLC		2 744						2 744		–	–	2 744	603.00p	01/10/07	31/03/08

C J van der Graaf
Executive Plan	NV		43 950	(8)					43 950		–	–	43 950	€59.25	24/03/02	23/03/14
Executive Plan	PLC		293 000	(8)					293 000		65 000	462.85p	228 000	563.87p	24/03/02	23/03/14
NL All-Employee Plan	NV		250	(8)	50	(3)	50	(4)	250		–	–	250	€58.08	05/06/03	13/05/09

A R van Heemstra
Executive Plan	NV		53 850		7 500	(1)	7 500	(9)	55 650		–	–	55 650	€59.26	24/03/02	23/03/14
					1 800	(2)
Executive Plan	PLC		359 000		50 000	(1)	50 000	(10)	371 000		75 000	478.00p	296 000	566.01p	24/03/02	23/03/14
					12 000	(2)
NL All-Employee Plan	NV		150		50	(3)			200		–	–	200	€59.34	30/05/04	13/05/09

R H P Markham
Executive Plan	NV		76 800		7 500	(1)			86 550		16 500	€42.81	70 050	€60.93	02/06/00	23/03/14
					2 250	(2)
Executive Plan	PLC		544 292		50 000	(1)			609 292		217 292	408.16p	392 000	584.75p	06/12/99	23/03/14
					15 000	(2)
NL All-Employee Plan	NV		250		50	(3)	50	(4)	250		–	–	250	€58.08	05/06/03	13/05/09
UK ShareSave Plan	PLC		3 283		3 053	(11)			6 336		–	–	6 336	524.36p	01/10/04	31/03/10

N W A FitzGerald
Executive Plan	NV		127 200		3 600	(2)	30 000	(12)	100 800	(14)			100 800	€61.79	08/05/01	23/09/07
Executive Plan	PLC		890 300		24 000	(2)	242 300	(13)	672 000	(14)			672 000	573.73p	08/05/01	23/09/07
NL All-Employee Plan	NV		250		50	(3)	50	(4)	250	(14)			250	€58.08	05/06/03	13/05/09
UK ShareSave Plan	PLC		4 646				1 161	(5)	3 485	(14)	2 382	425.00p	1 103	577.00p	01/10/03	31/03/05

C B Strauss
US Executive Plan	NV	(20)	182 600		12 000	(15)	30 000	(16)	166 400	(19)	132 800	$44.41	33 600	$69.69	07/06/96	31/12/09
					1 800	(17)
US Executive Plan	PLC	(20)	644 000		80 000	(15)			736 000	(19)	572 000	$7.77	164 000	$10.06	03/06/98	31/12/09
					12 000	(17)
US All-Employee Plan	NV	(20)	184				184	(18)	0	(19)

Unilever Annual Report and Accounts 2004     81

Back to Contents

Remuneration report
Details – Executive Directors (continued)

Footnotes for table on preceding page:

(1)	Grants made under the Executive Plan on 24 March 2004 at an option price of €54.10 (NV shares) and 519.50p (PLC shares).
(2)	Premium grants made under the Executive Plan on 24 March 2004 at an option price of €54.10 (NV shares) and 519.50p (PLC shares).
(3)	Grants made under the Netherlands All-Employee Option Plan on 13 May 2004 at an option price of €53.80 (NV shares).
(4)	Options expired without value on 1 June 2004. The options were originally granted in 1999 at a price of €63.65 (NV shares).
(5)	Options expired without value on 31 March 2004. Options were originally granted in 1998 at a price of 594p per share.
(6)	Options exercised on 18 February 2004 at a market price of $73.92 (NV New York shares) and $10.77 per share (PLC shares). The options over NV New York shares were originally granted in 1996 (30 000 at an option price of $33.89 per share) and in 1997 (15 000 at an option price of $48.735 per share). The PLC options were originally granted in 1997 in the form of an ADR at an option price of $6.715 per PLC share (equivalent to a price of $26.86 per ADR).
(7)	Options exercised on 29 October 2004 at a market price of 465.50p per share. The options were originally granted in 1995 at a price of 297.50p per share.
(8)	Newly appointed as an Executive Director on 12 May 2004. Balances shown are as at date of appointment.
(9)	Options exercised on 20 February 2004 at a market price of €59.30 per share. The options were originally granted in 2000 at a price of €42.83 per share.
(10)	Options exercised on 20 February 2004 at a market price of 574p per share. The options were originally granted in 2000 at a price of 347.25p per share.
(11)	Options granted on 28 May 2004 at an option price of 535.50p per share.
(12)	Options exercised on 1 March 2004 at a market price of €58.605 per share. 18 000 options were originally granted in 1997 at a price of €42.79 per share and 12 000 options were originally granted in 2000 at a price of €42.83 per share.
(13)	Options exercised on 1 March 2004 at a market price of 565.116p per share. 42 300 options were originally granted in 1996 at a price of 308.25p per share, 120 000 options were originally granted in 1997 at a price of 406.625p per share and 80 000 options were originally granted in 2000 at a price of 347.25p per share.
(14)	Retired from the Boards on 30 September 2004. Balances shown are as at date of retiring from the Boards.
(15)	Grants made under the US Executive Plan on 24 March 2004 at an option price of $65.98 (NV New York shares) and $9.64 (PLC shares granted in the form of ADRs).
(16)	Options exercised on 12 February 2004 at a market price of $71.77 per share. The options were originally granted in 1994 at a price of $25.67 per share.
(17)	Premium grants made under the US Executive Plan on 24 March 2004 at an option price of $65.98 (NV New York shares) and $9.64 (PLC shares granted in the form of ADRs).
(18)	Options exercised over 156 shares on 12 January 2004 at a market price of $65.14 per share. On the same date 28 shares lapsed. The options were originally granted in 2002 at a price of $54.11 per share.
(19)	Retired from the Boards on 12 May 2004. Balances shown are as at date of retiring from the Boards.
(20)	NV options granted in the form of NV New York shares. PLC options granted in the form of American Depositary Receipts (1 ADR equivalent to 4 PLC shares).

The value, calculated in accordance with an adjusted Black Scholes pricing method in respect of options granted in 2004 to Mr Burgmans was €368 237 [£249 702], to Mr FitzGerald was €85 326 [£57 859], to Mr Strauss was €292 721 [£198 494], to Mr Markham was €235 405 [£159 628], to Mr Dadiseth was €198 490 [£134 596], to Mr van Heemstra was €219 709 [£148 985] and to each of Messrs Butler and Cescau was €230 318 [£156 179].

The term ‘Executive Plan’ refers to options granted under the PLC, NV or NA Executive Option Plans (see page 74).

The closing market prices of ordinary shares at 31 December 2004 were €49.33 (NV shares), 512p (PLC shares), $66.71 (NV New York shares) and $39.52 (per ADR, equivalent to a price of $9.88 per PLC share). During 2004 the highest market prices were €59.75, 576p, $74.40 and $43.52 respectively, and the lowest market prices were €44.41, 443p, $56.83 and $32.81 respectively.

82     Unilever Annual Report and Accounts 2004

Back to Contents

Remuneration report
Details – Executive Directors (continued)

Executive Directors’ pensions
Pension values for the year ended 31 December 2004 are set out below. For convenience, amounts are shown both in euros and [in brackets] in pounds sterling (see footnote 1).

										Increase/
				Increase/						(decrease)
				(decrease)				Transfer value		in transfer value		Individual	Transfer value
		Accrued		in accrued		Accrued		of accrued		during 2004		contributions	of accrued
	Age at	pension at		pension		pension at		pension at		(less individual		made during	pension at
Name and	31/12/04	31/12/03	(2)	during 2004	(3)	31/12/2004	(2)	31/12/2003	(4)	contributions)		2004	31/12/2004	(4)
base country		000 pa		000 pa		000 pa		000		000		000	000

A Burgmans (NL)	57	€915		€44		€959		€12 633		€1 502		€16	€14 151
		[£648]		[£30]		[£678]		[£8 940]		[£1 052]		[£11]	[£10 003]

P J Cescau(5) (NL/UK)	56	€717		€156		€873		€12 438		€1 993		€28	€14 459
		[£507]		[£110]		[£617]		[£8 802]		[£1 400]		[£19]	[£10 221]

A C Butler (UK)	58	€533		€37		€570		€9 097		€1 816		€46	€10 959
		[£377]		[£26]		[£403]		[£6 438]		[£1 278]		[£31]	[£7 747]

K B Dadiseth (UK)	59	€682		€68		€750		€12 323		€2 802		€31	€15 156
		[£483]		[£47]		[£530]		[£8 721]		[£1 972]		[£21]	[£10 714]

C J van der Graaf(6) (NL)	54	€193		€138		€331		€2 252		€1 901		€5	€4 158
		[£137]		[£97]		[£234]		[£1 594]		[£1 342]		[£3]	[£2 939]

A R van Heemstra (NL)	58	€527		€39		€566		€7 495		€1 106		€8	€8 609
		[£373]		[£27]		[£400]		[£5 304]		[£777]		[£5]	[£6 086]

R H P Markham (UK)	58	€620		€58		€678		€10 899		€2 395		€53	€13 347
		[£439]		[£40]		[£479]		[£7 713]		[£1 686]		[£36]	[£9 435]

N W A FitzGerald(7) (UK)	59	€1 102		€103		€1 205		€19 624		€4 269		€68	€23 961
		[£780]		[£72]		[£852]		[£13 888]		[£3 002]		[£48]	[£16 938]

C B Strauss(8) (US)	61	€666		€(22)		€644		€10 073		€(298)		€0	€9 775
		[£471]		[£(16)]		[£455]		[£7 129]		[£(219	)]	[£0]	[£6 910]

The increase in transfer value during 2004 includes the effect of salary increases, additional service, benefit enhancements and any changes in actuarial bases. Changes in the bases during 2004 had the effect of significantly increasing transfer values, especially for the UK based Executive Directors.

Unilever Annual Report and Accounts 2004     83

Back to Contents

Remuneration report
Details – Executive Directors (continued)

(1)	Figures have been translated into euros and pounds sterling using the following exchange rates:31 December 2003 €1.00 = £0.7077; 31 December 2004 €1.00 = £0.7069; average for year ended 31 December 2004 €1.00 = £0.6781.
(2)	The accrued annual pension is calculated on a deferred basis using the Executive Directors’ service to 31 December 2003 and 31 December 2004 respectively on the basis that the Executive Directors remain in service until at least age 60 and that the pension payment commences at that time. It includes all pensions provided from Unilever pension plans. In the event that an Executive Director leaves service prior to age 60 and the payment of pension commences earlier than age 60, the pension payable would be on a reduced basis. The Netherlands based Executive Directors’ arrangements operate on the basis of a justifiable expectation and do not provide a vested deferred entitlement and therefore the figures are on a notional deferred basis. The Netherlands based Executive Directors leaving before age 55 are not entitled to a pension from the NV arrangement, their entitlement would be to their pension from other Unilever pension plans.
(3)	The increase in accrued pension during 2004 includes the effect of inflation on the accrued pension at 31 December 2003.
(4)	The transfer values for the Netherlands based and US based Executive Directors' arrangements are calculated on the basis used by the Unilever Netherlands pension plan (Progress), as prescribed by the Netherlands Ministry of Social Affairs and Employment. The transfer values for the UK based Executive Directors’ arrangement are calculated on the market related basis used by the Unilever United Kingdom pension plan (UPF), in line with the GN11 guidance note published by the Institute and Faculty of Actuaries in the United Kingdom. Changes in the bases during 2004 had the effect of significantly increasing transfer values, especially for the UK-based Executive Directors. Within last year’s report the Netherlands based Executive Directors’ transfer values were presented on the basis of an immediately commencing pension. This year the transfer values for the Netherlands based Executive Directors are presented on a notional deferred basis as described in (2) and in line with the presentation for the UK-based Executive Directors. The transfer values for the Netherlands-based Executive Directors at 31 December 2003 have therefore been actuarially converted to be consistent with the form of the 31 December 2004 transfer values.
(5)	UK based from 1 October 2004. Figures shown in the table above are therefore on the Netherlands basis for 31 December 2003 and the UK basis for 31 December 2004.
(6)	Joined the Boards on 12 May 2004. Figures shown in the table above relate to the date of joining the Boards, or the period starting on that date, as appropriate. Figures at 12 May 2004 include pension, and the transfer value of pension, accrued prior to becoming an Executive Director. Has not reached the age of 55 and therefore the figures shown are those of the Unilever Netherlands pension plan (Progress).
(7)	Retired from the Boards on 30 September 2004. Figures shown in the table above relate to the date of retirement from the Boards, or the period ending on that date, as appropriate. The accrued pension at 30 September 2004 was enhanced to reflect the crediting of potential pensionable service to age 60. On death before age 60, life cover benefits will continue to be payable as if still in active pensionable employment. The payment of pension is due to commence at age 60.
(8)	Retired from the Boards on 12 May 2004 but continued to be employed by Unilever United States Inc. until 31 December 2004. Figures shown in the table above relate to the date of retirement from the Boards, or the period ending on that date, as appropriate. The accrued pension at 12 May 2004 was enhanced to include the value of US savings plan employer contributions. The payment of pension commences with effect from 1 January 2005.

The Listing Rules of the Financial Services Authority are different from the Directors’ Remuneration Report Regulations 2002 and require the following disclosures for defined benefit pension plans which are calculated on an alternative basis to those disclosed in the table above:
•	Increase in accrued pension during 2004 (excluding the effect of inflation on the accrued pension at 31 December 2003):A Burgmans €27 000 [£18 000]; P J Cescau €139 000 [£94 000]; A C Butler €22 000 [£15 000]; K B Dadiseth €47 000 [£32 000]; C J van der Graaf €134 000 [£91 000]; A R van Heemstra €29 000 [£20 000]; R H P Markham €38 000 [£26 000]; N W A FitzGerald €71 000 [£48 000]; C B Strauss €24 000 [£16 000].
•	Transfer value at 31 December 2004 of the increase in accrued pension during 2004 (excluding the effect of inflation on the accrued pension at 31 December 2003 and less individual contributions):
A Burgmans €389 000 [£275 000]; P J Cescau €2 180 000 [£1 541 000]; A C Butler €359 000 [£254 000]; K B Dadiseth €891 000 [£630 000]; C J van der Graaf €1 707 000 [£1 207 000]; A R van Heemstra €440 000 [£311 000]; R H P Markham €679 000 [£480 000]; N W A FitzGerald €1 273 000 [£900 000]; C B Strauss €402 000 [£284 000].

The Dutch Corporate Governance Code requires the following disclosure of pension service costs charged to operating profit:
A Burgmans €353 000 [£239 000]; P J Cescau €434 000 [£294 000]; A C Butler €237 000 [£161 000]; K B Dadiseth €670 000 [£454 000]; C J van der Graaf €138 000 [£94 000]; A R van Heemstra €251 000 [£170 000]; R H P Markham €255 000 [£173 000]; N W A FitzGerald €376 000 [£255 000]; C B Strauss €517 000 [£365 000].

84     Unilever Annual Report and Accounts 2004

Back to Contents

Remuneration report
Details – Executive Directors (continued)

Executive Directors’ interests – share capital
The interests in the share capitals of NV and PLC and their group companies of those who were Executive Directors at 31 December 2004 and of their immediate families were as shown in the table below:

		Shares held at		Shares held at
		1 January 2004		31 December 2004	(2)
		(excluding unvested		(excluding unvested
	Share type(1)	matching shares)		matching shares)

A Burgmans	NV	33 275		37 941
	NV(3)	7 750		7 750
	PLC	54 885		89 465

P J Cescau	NV	4 305		20 964
	PLC	29 579		51 123

A C Butler	NV	4 872		8 417
	PLC	53 628		90 726

K B Dadiseth	NV	3 451		6 713
	PLC	32 712		61 285
	Hindustan Lever Limited	107 490		107 490

C J van der Graaf	NV	3 226	(4)	5 426
	PLC	20 962	(4)	21 066

A R van Heemstra	NV	3 133		7 323
	PLC	21 680		51 962

R H P Markham	NV	34 924		40 210
	PLC	67 224		128 180

(1)	Except where otherwise stated, NV shares are ordinary €0.51 shares and PLC shares are ordinary 1.4p shares.
(2)	The balance of shares held at 31 December 2004 may include PLC shares acquired under the UK Share Incentive Plan (ShareBuy).
(3)	Held as preference shares of €0.05.
(4)	Opening balance for Mr C J van der Graaf is at the date of appointment as Executive Director on 12 May 2004.

The Executive Directors, in common with other employees of PLC and its United Kingdom subsidiaries, had beneficial interests in 47 080 138 PLC ordinary shares at 1 January 2004 and 48 888 961 PLC ordinary shares at 31 December 2004, acquired by the Unilever Employee Share Trust (Jersey) for the purpose of satisfying options and vesting of shares under various group share plans (including the PLC Executive Option Plans and the UK Employee ShareSave Plan). Further information, including details of the NV and PLC ordinary shares acquired by certain group companies in connection with other share option plans, is given in note 30 on pages 138 to 147.

The voting rights of the Directors who hold interests in the share capitals of NV and PLC are the same as for other holders of the class of shares indicated. None of the Directors’ or other executive officers’ shareholdings amounts to more than 1% of the issued shares in that class of share. Except as stated above, all shareholdings are beneficial.

The only changes in the interests of the Executive Directors and their families in NV and PLC ordinary shares between 31 December 2004 and 25 February 2005 were that:
(i)	The holding of the Unilever Employee Share Trust (Jersey) has reduced to 48 743 051 PLC ordinary shares.
(ii)	Messrs Dadiseth, Van der Graaf and Markham each acquired further interests in 24 PLC ordinary shares in both January and February due to monthly ShareBuy purchases.
(iii)	On 16 February 2005, as a result of conversion of part of the notional value of the €0.05 cumulative preference shares held by Mr Burgmans, he acquired further interests in 692 NV ordinary shares.

Executive Directors’ service contracts

		Effective date	Expiry/			Notice
	Date of	of current	retirement		Notice period	period for
	appointment	contract	date	(1)	for company	Executive Director

A Burgmans	8 May 1991	5 May 1993	31 May 2009		12 months	6 months
P J Cescau	4 May 1999	4 May 1999	31 May 2010		12 months	6 months
A C Butler	6 May 1992	5 May 1993	31 May 2008		12 months	6 months
K B Dadiseth	3 May 2000	3 May 2000	31 May 2007		12 months	6 months
C J van der Graaf	12 May 2004	12 May 2004	31 May 2011/15	(2)	12 months	6 months
A R van Heemstra	3 May 2000	3 May 2000	31 May 2008		12 months	6 months
R H P Markham	6 May 1998	6 May 1998	31 May 2008		12 months	6 months

(1)	Assumes that the Annual General Meeting is held in May, as is the current practice.
(2)	Year set either by company or by Director within this period.

Unilever Annual Report and Accounts 2004     85

Back to Contents

Remuneration report
Details – Non-Executive Directors

Non-Executive Directors
The Non-Executive Directors joined the Boards of NV and PLC at the AGMs in May 2004 following approval by the shareholders. Previously they were Advisory Directors and were not formally members of the Boards.

Non-Executive Directors are expected to serve for a minimum of three years. If invited they are also expected to serve for a second period of three years. Normally they would not serve for more than three terms of three years each. However, continuation of a Non-Executive Director’s engagement is conditional upon satisfactory performance and subject to their re-nomination and re-election as a Director of both NV and PLC each year.

The Non-Executive Directors receive fees and (where appropriate) an Attendance Allowance from both NV and PLC. The information shown in this section of the report covers the total remuneration received from both companies. The current members receive no other remuneration in respect of their Non-Executive duties from either NV or PLC such as annual bonus, share-based incentives or pension provisions.

The level of their fees reflects their commitment and contribution to the companies. A review was undertaken in early 2004 in order to establish the fees payable by comparable companies in the UK and continental Europe. This review concluded that the level of fees payable by NV and PLC to Non-Executive Directors should be increased in order to take into account current market practice and their increased responsibilities as Directors. As a result of this change the new level of annual fees, applicable from May 2004, is as follows:

(a)	Fees payable to the Senior Independent Director: € 48 000 payable by NV, plus £ 36 000 payable by PLC
(b)	Fees payable to the Chairman of a Committee: € 38 000 payable by NV, plus £ 29 000 payable by PLC
(c)	Fees payable to other Non-Executive Directors: € 32 000 payable by NV, plus £ 24 000 payable by PLC

In addition, with effect from May 2004, an Attendance Allowance of £5 000 per meeting is payable to each Non-Executive Director who has to travel to meetings from outside Europe.

86     Unilever Annual Report and Accounts 2004

Back to Contents

Remuneration report
Details – Non-Executive Directors (continued)

Non-Executive Directors’ remuneration

The total fees payable to each Non-Executive Director in 2004 (including those fees payable prior to May 2004 in their capacity as Advisory Directors) were as follows. For convenience the amounts are shown both in euros and [in brackets] in pounds sterling based on average exchange rates for the year of €1 = £0.6781 (2003: €1 = £0.6912).

	Fees payable as an	Fees payable as a
	Advisory Director	Non-Executive Director	Attendance	Total fees paid	Total fees paid
	to May 2004	from May 2004	allowance	in 2004	in 2003

B Collomb(1)	€18 333	€67 393		€85 726	€55 000
	[£12 432]	[£45 699]		[£58 131]	[£38 016]

Lord Brittan(2)	€17 205	€44 928		€62 133	€50 637
	[£11 667]	[£30 466]		[£42 133]	[£35 000]

Lady Chalker(3)	€17 205	€53 844		€71 049	€50 637
	[£11 667]	[£36 512]		[£48 179]	[£35 000]

Prof W Dik(2)	€18 333	€44 928		€63 261	€55 000
	[£12 432]	[£30 466]		[£42 898]	[£38 016]

O Fanjul(4)	€18 333	€44 928		€63 261	€55 000
	[£12 432]	[£30 466]		[£42 898]	[£38 016]

C X Gonzalez(4)	€17 205	€44 928	€36 868	€99 001	€50 637
	[£11 667]	[£30 466]	[£25 000]	[£67 133]	[£35 000]

H Kopper(5)	€18 333	€53 844		€72 177	€55 000
	[£12 432]	[£36 512]		[£48 944]	[£38 016]

Lord Simon(6)	€17 205	€44 928		€62 133	€50 637
	[£11 667]	[£30 466]		[£42 133]	[£35 000]

J van der Veer(6)	€18 333	€44 928		€63 261	€55 000
	[£12 432]	[£30 466]		[£42 898]	[£38 016]

Sen G J Mitchell(7)	€21 506			€21 506	€50 637
	[£14 583]			[£14 583]	[£35 000]

(1)	Senior Independent Director and Chairman of Nomination Committee and Remuneration Committee.
(2)	Member of External Affairs and Corporate Relations Committee.
(3)	Chairman of External Affairs and Corporate Relations Committee.
(4)	Member of Audit Committee.
(5)	Chairman of Audit Committee.
(6)	Member of Nomination Committee and Remuneration Committee.
(7)	Member of External Affairs and Corporate Relations Committee (retired May 2004).

Unilever Annual Report and Accounts 2004     87

Back to Contents

Remuneration report
Details – Non-Executive Directors (continued)

Non-Executive Directors’ interests – share capital
The interests in the share capitals of NV and PLC and their group companies of those who were Non-Executive Directors as at 31 December 2004 (including their immediate families) were as shown below:

			Shares held at	Shares held at
	Share Type	(1)	1 January 2004	31 December 2004

B Collomb	NV		111	111
	PLC		–	–

Lord Brittan	NV		–	–
	PLC		–	–

Lady Chalker	NV		–	–
	PLC		2 526	2 526

Prof W Dik	NV		–	–
	PLC		–	–

O Fanjul	NV		692	692
	PLC		–	–

C X Gonzalez	NV		–	–
	PLC	(2)	100 000	100 000

H Kopper	NV		–	–
	PLC		–	–

Lord Simon	NV		–	–
	PLC		2 947	3 051

J van der Veer	NV		5 600	5 600
	PLC		–	–

(1)	Except where otherwise stated, NV shares in this table are ordinary €0.51 shares and PLC shares are ordinary 1.4p shares.
(2)	Held as American Depositary Receipts (ADRs).

There were no changes in the interests of the Non-Executive Directors and their immediate families in NV and PLC ordinary shares between 31 December 2004 and 25 February 2005.

88     Unilever Annual Report and Accounts 2004

Back to Contents

Remuneration report
Summary information

Summary information in respect of Directors and Executive Officers
The total amount of remuneration (including other income arising under long-term incentives but excluding pension provisions) received by all Directors and Executive Officers (being the Executive Directors, Non-Executive Directors and corporate officers listed on pages 68 and 69 respectively) for services in all capacities during 2004 was €25 278 000 [£17 141 000] (2003: €16 375 000 [£11 319 000]). The total amount set aside by the Unilever Group during 2004 to provide pension, retirement or similar benefits for Executive Directors and Executive Officers was €4 170 000 [£2 828 000] (2003: €3 264 293 [£2 256 279]).

Included in the above figures of remuneration is a termination payment of €1 806 150 [£1 224 750] which was paid to an Executive Director on the cessation of his directorship in 2004.

As at 25 February 2005 the Executive Directors and Executive Officers as a group held options to purchase the following ordinary shares:
712 562 NV shares of €0.51
4 970 602 PLC shares of 1.4p

The Report has been approved by the Boards and has been signed on their behalf by the Joint Secretaries, J A A van der Bijl and S G Williams.

By order of the Boards

J A A van der Bijl
S G Williams

Joint Secretaries of Unilever N.V. and Unilever PLC

1 March 2005

Auditable part of remuneration report
In compliance with the UK Directors’ Remuneration Report Regulation 2002, and under Title 9, Book 2 of the Civil Code in the Netherlands, the auditable part of the remuneration report comprises the ’Aggregate remuneration for Executive Directors’ on page 77, the ’Remuneration for individual Executive Directors’ on page 78, the ‘Executive Directors’ Share Matching Plan’ on page 79, the ’Executive Directors’ conditional share awards under the TSR Long-Term Incentive Plan’ on page 80, ’Executive Directors’ share options’ on pages 81 and 82, ’Executive Directors’ pensions’ on pages 83 and 84, ’Executive Directors’ interests: share capital’ on page 85, ‘Non-Executive Directors remuneration’ on page 87 and ‘Non-Executive Directors’ interests – share capital’ on page 88.

Unilever Annual Report and Accounts 2004     89

Back to Contents

Report of the Audit Committee

The role of the Audit Committee is to assist the Unilever Boards in fulfilling their oversight responsibilities regarding the integrity of Unilever’s financial statements, risk management and internal control, compliance with legal and regulatory requirements, the external auditors’ performance, qualifications and independence, and the performance of the internal audit function. During the year ended 31 December 2004 the principal activities of the Committee were as follows:

Financial statements
The Committee considered reports from the Financial Director on the quarterly and annual financial statements and reviewed the Annual Report and Accounts prior to publication. It also reviewed critical accounting policies including proposed changes in accounting principles in response to the changes in Netherlands and UK law and UK and US GAAP.

Audit of the Annual Accounts
PricewaterhouseCoopers, Unilever’s external auditors, reported in depth to the Committee on the scope and outcome of the annual audit, and management’s response. Their reports included accounting matters, governance and control, and accounting developments.

Risk management and internal control arrangements
The Committee reviewed Unilever's overall approach to risk management and control, and its processes, outcomes and disclosure, including specifically:

•	Corporate Audit’s interim and year-end reports on the Status of Risk Management & Control, and management’s response;
•	The Corporate Risk Committee’s annual report, which included its recommendation for the Boards’ statement on internal control and its analysis of the 2004 risk assessment process;
•	The reports from the Code of Business Principles Compliance Committee;
•	Implementation of recent corporate governance requirements (as outlined on page 53);
•	Monitoring the resolution of complaints received through the global Ethics hotline which included a procedure for handling complaints and concerns relating to accounting, internal control and auditing matters;
•	Risks and safeguards from extending the role of the Unilever brand;
•	Monitoring progress of the implementation of the requirements under Section 404 of the Sarbanes-Oxley Act of 2002 with respect to internal controls over financial reporting;
•	The implications of the introduction of International Financial Reporting Standards (IFRS);
•	The experience gained from the setting up of financial shared service centres; and
•	Risk management and goodwill impairment of the Slim•Fast business.

External auditors
The report from PricewaterhouseCoopers confirming their independence and objectivity was reviewed by the Committee. It also reviewed the audit, audit-related, tax and other services provided by PricewaterhouseCoopers, and compliance with Unilever’s policy, introduced in January 2002, under which the types of engagements for which the external auditors can be used are prescribed. All non-audit services undertaken by the external auditors were reviewed and authorised by the Committee in advance. For further information, see page 67.

The Committee conducted a formal evaluation of the effectiveness of the external audit process and held independent meetings with the external auditors, and have reported on their conclusions to the Boards.

The Committee has approved the extension of the current external audit contract by one year and recommended to the Boards the reappointment of the external auditors.

Internal audit function
The Committee engaged in discussion and review of the Corporate Audit Department’s audit plan for the year, together with its budget and resource requirements.

The Committee approved the appointment of a new Chief Auditor following the scheduled retirement of the previous holder of this post.

The Committee held independent meetings with the Chief Auditor.

Audit Committee Charter
The Committee’s terms of reference were updated to reflect the revised corporate governance structure with Non-Executive Directors as approved by shareholders in May 2004.

The Audit Committee Charter/terms of reference can be viewed on Unilever’s website at www.unilever.com.

The Committee conducted a self-assessment of its own performance for review with the Boards.

Hilmar Kopper Chairman of the Audit Committee
Oscar Fanjul
Claudio Gonzalez

90     Unilever Annual Report and Accounts 2004

Back to Contents

Financial statements – Contents

Unilever Annual Report and Accounts 2004     91

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

The Directors consider that in preparing the accounts, the Group, NV and PLC have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all United Kingdom accounting standards which they consider to be applicable have been followed.

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

This statement, which should be read in conjunction with the Auditors’ report, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the accounts.

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

Going concern
The Directors continue to adopt the going concern basis in preparing the accounts. This is because the Directors, after making enquiries and following a review of the Group’s budget for 2005 and 2006, including cash flows and borrowing facilities, consider that the Group has adequate resources to continue in operation for the foreseeable future.

Internal and disclosure controls and procedures
Unilever has a well-established control framework, which is well documented and regularly reviewed by the Boards. This incorporates risk management, internal control procedures and disclosure controls and procedures which are designed to provide reasonable, but not absolute, assurance that assets are safeguarded, the risks facing the business are being addressed and all information required to be disclosed is reported to the Group’s senior management, including where appropriate the Chairmen and Financial Director, within the required timeframe.

Our procedures cover financial, operational, social and environmental risks and regulatory matters. The Boards of NV and PLC have also established a clear organisational structure, including delegation of appropriate authorities. The Group’s control framework is supported through a Code of Business Principles, which sets standards of professionalism and integrity for its operations worldwide, and through an Operational Controls Assessment process, which requires the senior management in each business unit to assess the effectiveness of financial controls annually and of all other operational controls over a three-year cycle.

The Boards have overall responsibility for establishing key procedures designed to achieve systems of internal control and disclosure control and for reviewing and evaluating their effectiveness. The day-to-day responsibility for implementation of these procedures and ongoing monitoring of risk and the effectiveness of controls rests with the Group’s senior management at individual operating company and Business Group level. Business Groups, each of which has its own Risk Committee, review, on an ongoing basis, the risks faced by their group and the related internal control arrangements and provide written reports to the Corporate Risk Committee, the composition and function of which are set out on page 57.

Unilever’s corporate internal audit function plays a key role in providing an objective view and continuous reassurance of the effectiveness of the risk management and related control systems throughout Unilever to both operating management and the Boards. The Group has an independent Audit Committee, entirely comprised of Independent Non-Executive Directors. This Committee meets regularly with the Chief Auditor and the external auditors.

Unilever has a comprehensive budgeting system with an annual budget approved by the Boards, which is regularly reviewed and updated. Performance is monitored against budget and the previous year through monthly and quarterly reporting routines. The Group reports to shareholders quarterly.

Unilever’s system of risk management has been in place throughout 2004 and up to the date of this report, and complies with the recommendations of ’Internal Control – Guidance for Directors on the Combined Code’, published by the Internal Control Working Party of the Institute of Chartered Accountants in England & Wales in September 1999. The Boards have carried out an annual review of the effectiveness of the systems of risk management and internal control during 2004 in accordance with this guidance, and have ensured that the necessary actions have been or are being taken to address any weaknesses or deficiencies arising out of that review.

At the end of 2006, Unilever will be required by Section 404 of the Sarbanes-Oxley Act of 2002 to report on the effectiveness of internal control over financial reporting. The evaluation work necessary to meet this specific requirement is under way.

Based on an evaluation by the Boards, each Chairman and the Financial Director concluded that the design and operation of the Group’s disclosure controls and procedures as at 31 December 2004 were reasonably effective and that subsequently there have been no significant changes in the Group’s internal controls or in other factors that could significantly affect those controls.

It is Unilever’s policy to bring acquired companies within the Group’s governance procedures as soon as is practicable and, in any event, by the end of the first full year of operation.

92     Unilever Annual Report and Accounts 2004

Back to Contents

THIS PAGE HAS BEEN DELIBERATELY LEFT BLANK

Unilever Annual Report and Accounts 2004     93

Back to Contents

THIS PAGE HAS BEEN DELIBERATELY LEFT BLANK

94     Unilever Annual Report and Accounts 2004

Back to Contents

Auditors’ report
United States

Report of the independent registered public accounting firms to the shareholders of Unilever N.V. and Unilever PLC
We have audited the accompanying consolidated balance sheets of the Unilever Group, Unilever N.V. and Unilever PLC as of 31 December 2004 and 2003, and the related consolidated profit and loss accounts, cash flow statements and statements of total recognised gains and losses for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the companies’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Unilever Group, Unilever N.V. and Unilever PLC at 31 December 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended 31 December 2004, in conformity with applicable Netherlands and United Kingdom law and United Kingdom accounting standards.

Applicable Netherlands and United Kingdom law and United Kingdom accounting standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in the determination of net profit and capital and reserves as shown on pages 154 and 155.

PricewaterhouseCoopers Accountants N.V.
Rotterdam, The Netherlands
As auditors of Unilever N.V.

PricewaterhouseCoopers LLP
London, United Kingdom
As auditors of Unilever PLC

1 March 2005

Unilever Annual Report and Accounts 2004     95

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

The Equalisation Agreement provides for both companies to adopt the same accounting principles and requires as a general rule the dividends and other rights and benefits (including rights on liquidation) attaching to each Fl. 12 (€5.445) nominal of ordinary share capital of NV to be equal in value at the relevant rate of exchange to the dividends and other rights and benefits attaching to each £1 nominal of ordinary share capital of PLC, as if each such unit of capital formed part of the ordinary capital of one and the same company. For additional information please refer to Corporate governance on page 52.

Basis of consolidation
Due to the operational and contractual arrangements referred to above ensuring unity of management of NV and PLC and the internal participating interests set out in note 22 on page 132, NV and PLC and their group companies constitute a single group under Netherlands and United Kingdom legislation for the purposes of presenting consolidated accounts. Accordingly, the accounts of the Unilever Group are presented by both NV and PLC as their respective consolidated accounts. These accounts are supplemented in notes 23 and 24 on page 133 and note 32 on page 148 by additional information for the NV and PLC parts of the Group in which group companies are consolidated according to respective ownership.

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

Accounting standards
The accounts are prepared under the historical cost convention and comply in all material respects with legislation in the United Kingdom and the Netherlands and with United Kingdom Accounting Standards.

The accounting policies of the Unilever Group are set out on pages 96 to 98. Material variations from United States generally accepted accounting principles are set out on pages 154 to 159.

Recent changes in reporting requirements under US GAAP are discussed on page 159.

OECD Guidelines
In preparing its Annual Review and Annual Report and Accounts Unilever adheres to disclosure recommendations of the OECD Guidelines for Multinational Enterprises.

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

Net profit and result for the year retained are presented on a combined basis on page 99, with the net profit attributable to NV and PLC shown separately. Movements in profit retained are analysed between those attributable to NV and PLC in note 23 on page 133.

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

The ordinary share capital of NV and PLC is translated at the rate contained in the Equalisation Agreement of £1 = Fl. 12 (equivalent to €5.445). The difference between this and the value derived by applying the year-end rate of exchange is taken to other reserves (see note 24 on page 133).

96     Unilever Annual Report and Accounts 2004

Back to Contents

Accounting information and policies
(continued)

The effects of exchange rate changes during the year on net assets at the beginning of the year are recorded as a movement in profit retained, as is the difference between profit of the year retained at average rates of exchange and at year-end rates of exchange. For these purposes net assets include loans between group companies and related foreign exchange contracts, if any, for which settlement is neither planned nor likely to occur in the foreseeable future.

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

The treatment of goodwill and intangible assets under US GAAP is discussed on pages 155 to 157.

Goodwill and intangible assets are subject to review for impairment in accordance with United Kingdom Financial Reporting Standard 11 ‘Impairment of Fixed Assets and Goodwill’ (FRS 11) and United States Statement of Financial Accounting Standards 142 ‘Goodwill and Other Intangible Assets’ (SFAS 142). Any impairment is charged to the profit and loss account as it arises.

Tangible fixed assets
Tangible fixed assets are stated at cost less depreciation. Depreciation is provided on a straight-line basis at percentages of cost based on the expected average useful lives of the assets. Estimated useful lives by major class of assets are as follows:

Freehold buildings	40 years
(no depreciation on freehold land)
Leasehold land	Life of lease
Leasehold buildings	40 years*
Plant and equipment	2–20 years
Motor vehicles	3–6 years
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

Retirement benefits
With effect from 1 January 2003, Unilever has accounted for pensions and similar benefits under the United Kingdom Financial Reporting Standard 17 ‘Retirement benefits’ (FRS 17). The operating and financing costs of defined benefit plans are recognised separately in the profit and loss account; service costs are systematically spread over the service lives of employees, and financing costs are recognised in the periods in which they arise. Variations from expected costs, arising from the experience of the plans or changes in actuarial assumptions, are recognised immediately in the statement of total recognised gains and losses. The costs of individual events such as past service benefit enhancements, settlements and curtailments are recognised immediately in the profit and loss account. The liabilities and, where applicable, the assets of defined benefit plans are recognised at fair value in the balance sheet. The charges to the profit and loss account for defined contribution plans are the company contributions payable and the assets of such plans are not included in the Group balance sheet.

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

Unilever Annual Report and Accounts 2004     97

Back to Contents

Accounting information and policies
(continued)

Derivative financial instruments
The types of derivative financial instruments used by Unilever are described in note 16 on page 120, in the Financial review on page 22 and under Risk management on page 51. Hedge accounting, as described below, is applied.

Changes in the value of forward foreign exchange contracts are recognised in results in the same period as changes in the values of the assets and liabilities they are intended to hedge. Interest payments and receipts arising from interest rate derivatives such as swaps and forward rate agreements are matched to those arising from underlying debt and investment positions.

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

Group turnover and Turnover
Group turnover comprises sales of goods and services after deduction of discounts and sales taxes. It includes sales to joint ventures and associated companies but does not include sales by joint ventures and associated companies or sales between group companies. Turnover includes the Group share of the turnover of joint ventures, net of the Group share of any sales to the joint ventures already included in the Group figures, but does not include Unilever’s share of the turnover of associates.

Discounts given by Unilever include rebates, price reductions and incentives given to customers in cash or company products. At each balance sheet date any such expenditure incurred but not yet invoiced is estimated and accrued.

Revenue is recognised when the risks and rewards of the underlying products and services have been substantially transferred to the customer.

Exceptional items
Exceptional items are those items within ordinary activities which, because of their size or nature, are disclosed to give a proper understanding of the underlying result for the period. These include restructuring charges in connection with reorganising businesses (comprising impairment of fixed assets, costs of severance, and other costs directly attributable to the restructuring), and profits and losses on disposal of businesses. United Kingdom FRS 3 would require profits and losses on disposal of most businesses to be excluded from operating profit. However, because business disposals in the period and the restructuring costs are part of a series of linked initiatives under the Path to Growth strategy, separate presentation would not give a true and fair view and therefore all exceptional items arising from these initiatives have been included on a single line in operating profit. Costs associated with restructuring, such as training, are recognised as they arise and are not treated as exceptional.

Transfer pricing
The preferred method for determining transfer prices for our own manufactured goods is to use the market price. Where there is no market price, the companies concerned follow established transfer pricing guidelines, where available, or else engage in arm’s length negotiations.

Trademarks owned by the parent companies and used by operating companies are, where appropriate, licensed in return for royalties or a fee.

General services provided by central advisory departments, business groups, divisions and research laboratories are charged to operating companies on the basis of fees.

Leases
Lease payments are principally in respect of operating leases, which are charged to the profit and loss account on a straight-line basis over the lease term, or over the period between rent reviews where these exist. Assets held under finance leases are initially capitalised at their fair value and depreciated over the shorter of the lease term or their useful life. The net present value of the corresponding finance lease liability is included within creditors. The finance element is charged to interest as it accrues.

Share-based payments
Unilever reflects the economic cost of awarding shares and share options to employees by recording a charge in the profit and loss account equivalent to the fair value of the benefit awarded. The fair value is determined with reference to option pricing models, principally adjusted Black-Scholes models or the multinomial pricing model. The charge is recognised in the profit and loss account over the vesting period of the award. Share-based payments are described in more detail in note 30 on pages 138 to 147.

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

98     Unilever Annual Report and Accounts 2004

Back to Contents

Consolidated profit and loss account
Unilever Group for the year ended 31 December

		€ million	€ million	€ million
		2004	2003	2002

	Turnover 1	40 366	42 942	48 760

	Less: Share of turnover of joint ventures 1	(197)	(249)	(490)

	Group turnover 1	40 169	42 693	48 270

	Cost of sales 2	(20 011)	(21 192)	(24 049)

	Gross profit	20 158	21 501	24 221

	Distribution, selling and administrative costs 2	(16 747)	(16 018)	(19 214)

	Group operating profit 1	3 411	5 483	5 007
	After charging:
	Exceptional items	(1 595)	(97)	(707)
	Amortisation of goodwill and intangible assets 1	(1 086)	(1 139)	(1 245)
	Add: Share of operating profit of joint ventures 1	44	46	84

	Operating profit 1	3 455	5 529	5 091
	After charging:
	Exceptional items 4	(1 597)	(100)	(702)
	Amortisation of goodwill and intangible assets 1	(1 086)	(1 143)	(1 261)
	Share of operating profit of associates 1	42	25	34
	Other income from fixed investments 11	31	(3)	(7)
	Interest 5	(628)	(847)	(1 173)
	Other finance income/(cost) – pensions and similar obligations 18	(61)	(166)	108

	Profit on ordinary activities before taxation	2 839	4 538	4 053
	Taxation on profit on ordinary activities 6	(782)	(1 527)	(1 605)

	Profit on ordinary activities after taxation	2 057	3 011	2 448
	Minority interests	(181)	(249)	(312)

	Net profit	1 876	2 762	2 136
Attributable to:	NV 23	1 283	1 976	1 679
	PLC 23	593	786	457

	Dividends	(1 843)	(1 709)	(1 701)
	Preference dividends	(28)	(27)	(42)
	Dividends on ordinary capital 8	(1 815)	(1 682)	(1 659)

	Result for the year retained	33	1 053	435

	Combined earnings per share 7
	Basic earnings per share:
	Euros per €0.51 of ordinary capital	1.92	2.82	2.14
	Euro cents per 1.4p of ordinary capital	28.78	42.33	32.16

	On a diluted basis the figures would be:
	Euros per €0.51 of ordinary capital	1.85	2.74	2.08
	Euro cents per 1.4p of ordinary capital	27.69	41.09	31.20

All amounts are related to continuing operations as defined by United Kingdom Financial Reporting Standard 3.

References in the consolidated profit and loss account, consolidated statement of total recognised gains and losses, consolidated cash flow statement and consolidated balance sheet relate to notes on pages 102 to 148, which form an integral part of the consolidated financial statements.

Accounting policies of the Unilever Group are set out on pages 96 to 98.

Variations from United States generally accepted accounting principles and Regulation S-X are outlined on pages 154 to 159.

In accordance with Article 402 of Book 2 of the Civil Code in the Netherlands, the profit and loss account of the entity NV on page 169 shows only the income from fixed investments after taxation and other income and expenses as separate items.

Unilever Annual Report and Accounts 2004     99

Back to Contents

Consolidated statement of total recognised gains and losses
Unilever Group for the year ended 31 December

	€ million	€ million	€ million
	2004	2003	2002

Net profit	1 876	2 762	2 136
Unrealised gain on partial disposal of a group company	–	–	56
Pensions and similar obligations: 18
Net actuarial gains/(losses) recognised	(691)	148	(4 152)
Deferred taxation thereon	237	(176)	1 341
Currency retranslation	83	159	(1 567)

Total recognised gains/(losses) for the year	1 505	2 893	(2 186)

Consolidated cash flow statement
Unilever Group for the year ended 31 December

	€ million	€ million	€ million
	2004	2003	2002

Cash inflow from group operating activities 27	6 853	6 780	7 883

Dividends received from joint ventures	60	52	83
Returns on investments and servicing of finance 28	(807)	(1 180)	(1 386)
Taxation	(1 378)	(1 423)	(1 817)
Capital expenditure and financial investment 28	(1 044)	(1 024)	(1 706)
Acquisitions and disposals 28	316	622	1 755
Dividends paid on ordinary share capital	(1 720)	(1 715)	(1 580)

Cash inflow before management of liquid resources and financing	2 280	2 112	3 232
Management of liquid resources 28	(31)	(41)	(592)
Financing 28	(2 921)	(2 917)	(3 078)

Decrease in cash in the year	(672)	(846)	(438)

Reconciliation of cash flow to movement in net debt

	€ million	€ million	€ million
	2004	2003	2002

Net debt at 1 January 29	(12 555)	(16 966)	(23 199)

Decrease in cash in the year	(672)	(846)	(438)
Cash flow from decrease in borrowings	3 042	2 909	3 087
Cash flow arising in connection with finance leases	(128)	–	–
Cash flow from increase in liquid resources	31	41	592

Change in net debt resulting from cash flows	2 273	2 104	3 241
Borrowings within group companies acquired	–	(25))	(77)
Borrowings within group companies sold	41	5	20
Liquid resources within group companies sold	(2)	(3)	(1)
Non-cash movements	(319)	690	1 467
Currency retranslation	899	1 640	1 583

Decrease in net debt in the year	2 892	4 411	6 233

Net debt at 31 December 29	(9 663)	(12 555)	(16 966)

100     Unilever Annual Report and Accounts 2004

Back to Contents

Consolidated balance sheet
Unilever Group as at 31 December

€ million	€ million
2004	2003

Fixed assets

Goodwill and intangible assets 9	15 338	17 713
Tangible fixed assets 10	6 271	6 655
Fixed investments 11	202	199

Total fixed assets	21 811	24 567

Current assets
Stocks 12	3 758	4 175
Debtors 13	5 703	5 881
Debtors due within one year 13	4 505	5 082
Debtors due after more than one year 13	1 198	799

Current investments 14	1 016	1 491
Cash at bank and in hand 14	1 587	1 854

Total current assets	12 064	13 401

Creditors due within one year	(14 570)	(17 074)
Borrowings 15	(5 155)	(7 434)
Trade and other creditors 17	(9 415)	(9 640)

Net current assets/(liabilities)	(2 506)	(3 673)

Total assets less current liabilities	19 305	20 894

Creditors due after more than one year	7 610	9 130
Borrowings 15	6 893	8 466
Trade and other creditors 17	717	664

Provisions for liabilities and charges (excluding pensions and similar obligations)	1 881	1 645
Deferred taxation 19	511	747
Restructuring and other provisions 20	1 348	871
Interest in associates 11	22	27

Net liabilities for pensions and similar obligations 18	3 918	3 759

Net pension asset for funded plans in surplus 18	(456)	(490)
Net pension liability for funded plans in deficit 18	1 633	1 629
Net pension liability for unfunded plans 18	2 741	2 620

Minority interests	362	440

Capital and reserves 21	5 534	5 920
Attributable to:	NV:	Called up share capital 22	420	420
Share premium account 21	1 397	1 397
Other reserves 24	(2 035)	(1 783)
Profit retained 23	7 278	6 835

7 060	6 869

PLC:	Called up share capital 22	222	222
Share premium account 21	133	133
Other reserves 24	(700)	(659)
Profit retained 23	(1 181)	(645)

(1 526)	(949)

Total capital employed	19 305	20 894

Capital and reserves include €1 502 million relating to preference shares in NV which under United Kingdom Financial Reporting Standard 4 are classified as non-equity. Minority interests in group companies are substantially all equity interests.

Commitments and contingent liabilities are shown in note 25 on page 134.

Unilever Annual Report and Accounts 2004     101

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
Beverages – including sales of tea, weight management products, and nutritionally enhanced staples sold in developing markets. This product category was previously described as ‘Health and wellness and beverages’.
Ice cream and frozen foods – including sales of ice cream and frozen food.
Home care – including sales of home care products, such as laundry powders and liquids and a wide range of cleaning products. In May 2002 we sold DiverseyLever, our professional cleaning business, the revenues of which were also included within this segment for part of the year ended 31 December 2002. Our share of the profit from our retained stake in this business, which is an associated company, continues to be reported in this segment.
Personal care – including sales of skin care and hair care products, deodorants and antiperspirants, oral care products, and a number of prestige fragrances.
Other operations – to support our consumer brands, we own tea plantations and palm oil plantations, the results of which are reported within this segment.

Analysis by operation	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
		Spreads		Ice cream				Total
	Savoury	and		and				Home and
	and	cooking		frozen	Total	Home	Personal	Personal	Other
	dressings	products	Beverages	foods	Foods	care	care	care	operations	Total

2004
Turnover	8 397	4 644	3 206	6 463	22 710	6 782	10 636	17 418	238	40 366
Less: Share of turnover of joint ventures	(31)	(35)	(114)	–	(180)	(6)	(8)	(14)	(3)	(197)

Group turnover	8 366	4 609	3 092	6 463	22 530	6 776	10 628	17 404	235	40 169

Group operating profit/(loss)	396	608	(417)	680	1 267	599	1 555	2 154	(10)	3 411
After charging:
Exceptional items	(290)	(84)	(671)	(101)	(1 146)	(163)	(294)	(457)	8	(1 595)
Amortisation of goodwill
and intangible assets	(872)	(66)	(104)	(21)	(1 063)	(11)	(12)	(23)	–	(1 086)
Add: Share of operating profit
of joint ventures	2	7	32	–	41	1	2	3	–	44

Operating profit/(loss)(a)(b)	398	615	(385)	680	1 308	600	1 557	2 157	(10)	3 455
After charging:
Exceptional items	(291)	(85)	(671)	(101)	(1 148)	(163)	(294)	(457)	8	(1 597)
Amortisation of goodwill
and intangible assets	(872)	(66)	(104)	(21)	(1 063)	(11)	(12)	(23)	–	(1 086)
Share of operating profit/(loss)
of associates	–	–	–	–	–	43	–	43	(1)	42

2003
Turnover	8 609	5 028	3 569	6 994	24 200	7 230	11 153	18 383	359	42 942
Less: Share of turnover of joint ventures	(58)	(51)	(120)	–	(229)	(5)	(10)	(15)	(5)	(249)

Group turnover	8 551	4 977	3 449	6 994	23 971	7 225	11 143	18 368	354	42 693

Group operating profit	475	782	367	1 024	2 648	908	1 858	2 766	69	5 483
After charging:
Exceptional items	(108)	(1)	(11)	32	(88)	8	(94)	(86)	77	(97)
Amortisation of goodwill
and intangible assets	(906)	(73)	(112)	(20)	(1 111)	(14)	(12)	(26)	(2)	(1 139)
Add: Share of operating profit
of joint ventures	3	7	36	–	46	–	–	–	–	46

Operating profit(a)(b)	478	789	403	1 024	2 694	908	1 858	2 766	69	5 529
After charging:
Exceptional items	(110)	(2)	(11)	32	(91)	8	(94)	(86)	77	(100)
Amortisation of goodwill
and intangible assets	(908)	(74)	(113)	(20)	(1 115)	(14)	(12)	(26)	(2)	(1 143)
Share of operating profit
of associates	–	–	–	–	–	25	–	25	–	25

(a)	In 2004, the Group’s share of amortisation of goodwill and intangible assets in joint ventures was €(nil) (2003: €(4) million; 2002: €(16) million), of which €(nil) (2003: €(2) million; 2002: €(13) million) arose in savoury and dressings, €(nil) million (2003: €(1) million; 2002: €(2) million) arose in spreads and cooking products and €(nil) (2003: €(1) million; 2002: €(1) million) arose in the beverages segment.
(b)	In 2004, the Group’s share of exceptional items in joint ventures was €(2) million (2003: €(3) million; 2002: €5 million), of which €(1) million (2003: €(2) million; 2002: €(1) million) arose in savoury and dressings and €(1) million (2003: €(1) million; 2002: €6 million) arose in the spreads and cooking products segment.

102     Unilever Annual Report and Accounts 2004

Back to Contents

Notes to the consolidated accounts
Unilever Group

1 Segmental information (continued)

Analysis by operation	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
		Spreads		Ice cream				Total
	Savoury	and		and				Home and
	and	cooking		frozen	Total	Home	Personal	Personal	Other
	dressings	products	Beverages	foods	Foods	care	care	Care	operations	Total

2002
Turnover	9 503	6 216	4 215	7 456	27 390	8 579	12 245	20 824	546	48 760
Less: Share of turnover of joint ventures	(231)	(71)	(151)	–	(453)	(14)	(9)	(23)	(14)	(490)

Group turnover	9 272	6 145	4 064	7 456	26 937	8 565	12 236	20 801	532	48 270

Group operating profit	399	768	347	569	2 083	837	2 045	2 882	42	5 007
After charging:
Exceptional items	9	(167)	(99)	(237)	(494)	(64)	(149)	(213)	–	(707)
Amortisation of goodwill
and intangible assets	(1 051)	(17)	(119)	(27)	(1 214)	(17)	(13)	(30)	(1)	(1 245)
Add: Share of operating profit
of joint ventures	28	19	36	–	83	(1)	3	2	(1)	84

Operating profit(a)(b)	427	787	383	569	2 166	836	2 048	2 884	41	5 091
After charging:
Exceptional items	8	(161)	(99)	(237)	(489)	(64)	(149)	(213)	–	(702)
Amortisation of goodwill
and intangible assets	(1 064)	(19)	(120)	(27)	(1 230)	(17)	(13)	(30)	(1)	(1 261)
Share of operating profit
of associates	–	–	–	–	–	34	–	34	–	34

Net operating assets
2004	14 058	1 462	1 588	1 906	19 014	736	1 032	1 768	129	20 911
2003	15 624	1 949	2 550	2 346	22 469	951	1 229	2 180	272	24 921

(a)	Please refer to footnote on page 102.
(b)	Please refer to footnote on page 102.

Additional segmental information as required for US reporting

Segmental information is provided on the following pages in accordance with SFAS 131 on the basis of the product categories described on page 102.

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

Unilever Annual Report and Accounts 2004     103

Back to Contents

Notes to the consolidated accounts
Unilever Group

1 Segmental information (continued)

Additional segmental information as required for US reporting (continued)

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
		Spreads		Ice cream				Total
	Savoury	and		and				Home and
	and	cooking		frozen	Total	Home	Personal	Personal	Other
Analysis by operation	dressings	products	Beverages	foods	Foods	care	care	Care	operations	Total

2004
Turnover
At constant 2003 exchange rates	8 713	4 759	3 376	6 632	23 480	7 023	11 262	18 285	258	42 023
Exchange rate adjustments	(316)	(115)	(170)	(169)	(770)	(241)	(626)	(867)	(20)	(1 657)

At current 2004 exchange rates	8 397	4 644	3 206	6 463	22 710	6 782	10 636	17 418	238	40 366

Trading result
At constant 2003 exchange rates:
Before exceptional items	1 616	817	484	850	3 767	812	2 001	2 813	(19)	6 561
Exceptional items	(267)	(70)	(73)	(89)	(499)	(90)	(208)	(298)	7	(790)

	1 349	747	411	761	3 268	722	1 793	2 515	(12)	5 771
Exchange rate adjustments	(55)	(17)	(24)	(22)	(118)	(17)	(106)	(123)	(1)	(242)

At current 2004 exchange rates	1 294	730	387	739	3 150	705	1 687	2 392	(13)	5 529

Amortisation of goodwill
and intangible assets										(1 086)
Other adjustments(c)										(988)

Operating profit										3 455

2003
Turnover
At constant 2002 exchange rates	9 482	5 419	4 052	7 517	26 470	8 034	12 784	20 818	412	47 700
Exchange rate adjustments	(873)	(391)	(483)	(523)	(2 270)	(804)	(1 631)	(2 435)	(53)	(4 758)

At current 2003 exchange rates	8 609	5 028	3 569	6 994	24 200	7 230	11 153	18 383	359	42 942

Trading result
At constant 2002 exchange rates:
Before exceptional items	1 644	914	605	1 073	4 236	1 000	2 289	3 289	(4)	7 521
Exceptional items	(144)	(4)	(10)	32	(126)	(27)	(110))	(137)	99	(164)

	1 500	910	595	1 105	4 110	973	2 179	3 152	95	7 357
Exchange rate adjustments	(131)	(49)	(78)	(70)	(328)	(77)	(291))	(368)	(18)	(714)

At current 2003 exchange rates	1 369	861	517	1 035	3 782	896	1 888	2 784	77	6 643

Amortisation of goodwill
and intangible assets										(1 143)
Other adjustments										29

Operating profit										5 529

2002
Turnover
At constant 2001 exchange rates	10 138	6 474	4 467	7 646	28 725	9 436	13 273	22 709	586	52 020
Exchange rate adjustments	(635)	(258)	(252)	(190)	(1 335)	(857)	(1 028)	(1 885)	(40)	(3 260)

At current 2002 exchange rates	9 503	6 216	4 215	7 456	27 390	8 579	12 245	20 824	546	48 760

Trading result
At constant 2001 exchange rates:
Before exceptional items	1 588	1 022	641	945	4 196	989	2 344	3 333	19	7 548
Exceptional items	(127)	(160)	(100)	(226)	(613)	(74)	(166)	(240)	14	(839)

	1 461	862	541	719	3 583	915	2 178	3 093	33	6 709
Exchange rate adjustments	(80)	(13)	(31)	(13)	(137)	(61)	(180)	(241)	(3)	(381)

At current 2002 exchange rates	1 381	849	510	706	3 446	854	1 998	2 852	30	6 328

Amortisation of goodwill
and intangible assets										(1 261)
Other adjustments										24

Operating profit										5 091

(c)	In 2004 includes €591 million relating to impairment of Slim•Fast goodwill and a €169 million provision against a potential tax liability in Brazil.

104     Unilever Annual Report and Accounts 2004

Back to Contents

Notes to the consolidated accounts
Unilever Group

1 Segmental information (continued)

Additional segmental information as required for US reporting (continued)

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
		Spreads		Ice cream				Total
	Savoury	and		and				Home and
	and	cooking		frozen	Total	Home	Personal	Personal	Other
Analysis by operation	dressings	products	Beverages	foods	Foods	care	care	Care	operations	Total

Depreciation, amortisation and impairment
2004
At constant 2003 exchange rates	1 245	178	926	270	2 619	150	215	365	26	3 010
Exchange rate adjustments	(42)	(8)	(78)	(7)	(135)	(5)	(10)	(15)	(1)	(151)

At current 2004 exchange rates	1 203	170	848	263	2 484	145	205	350	25	2 859

2003
At constant 2002 exchange rates	1 243	194	206	267	1 910	149	203	352	24	2 286
Exchange rate adjustments	(124)	(22)	(33)	(20)	(199)	(17)	(25)	(42)	(7)	(248)

At current 2003 exchange rates	1 119	172	173	247	1 711	132	178	310	17	2 038

2002
At constant 2001 exchange rates	1 370	187	227	298	2 082	442	242	684	19	2 785
Exchange rate adjustments	(105)	(9)	(18)	(11)	(143)	(40)	(20)	(60)	–	(203)

At current 2002 exchange rates	1 265	178	209	287	1 939	402	222	624	19	2 582

Capital expenditure
2004
At constant 2003 exchange rates	193	90	63	202	548	161	323	484	12	1 044
Exchange rate adjustments	(8)	(2)	(3)	(3)	(16)	(5)	(17)	(22)	(1)	(39)

At current 2004 exchange rates	185	88	60	199	532	156	306	462	11	1 005

2003
At constant 2002 exchange rates	213	123	91	234	661	184	282	466	23	1 150
Exchange rate adjustments	(23)	(9)	(13)	(14)	(59)	(19)	(31)	(50)	(3)	(112)

At current 2003 exchange rates	190	114	78	220	602	165	251	416	20	1 038

2002
At constant 2001 exchange rates	216	171	178	280	845	231	274	505	30	1 380
Exchange rate adjustments	(14)	(5)	(11)	(10)	(40)	(16)	(23)	(39)	(3)	(82)

At current 2002 exchange rates	202	166	167	270	805	215	251	466	27	1 298

Total assets
2004
Total assets by operation	16 332	2 517	2 325	3 383	24 557	2 738	3 693	6 431	217	31 205
Corporate										2 670

										33 875

2003
Total assets by operation	18 050	2 806	3 044	3 573	27 473	2 904	3 771	6 675	431	34 579
Corporate										3 389

										37 968

Unilever Annual Report and Accounts 2004     105

Back to Contents

Notes to the consolidated accounts
Unilever Group

1 Segmental information (continued)

	€ million	€ million	€ million	€ million	€ million	€ million
			Africa,
		North	Middle East	Asia &	Latin
Analysis by geographical area	Europe	America	& Turkey	Pacific	America	Total

2004
Turnover(d)	17 409	8 992	3 274	6 474	4 217	40 366
Less: Share of turnover of joint ventures	(95)	(84)	(11)	(2)	(5)	(197)

Group turnover(d)	17 314	8 908	3 263	6 472	4 212	40 169

Group operating profit	1 827	259	302	665	358	3 411
After charging:
Exceptional items	(523)	(713)	(77)	(97)	(185)	(1 595)
Amortisation of goodwill and intangible assets	(499)	(383)	(18)	(40)	(146)	(1 086)
Add: Share of operating profit of joint ventures	13	27	2	–	2	44

Operating profit(e)(f)	1 840	286	304	665	360	3 455
After charging:
Exceptional items	(525)	(713)	(77)	(97)	(185)	(1 597)
Amortisation of goodwill and intangible assets	(499)	(383)	(18)	(40)	(146)	(1 086)
Share of operating profit of associates	19	11	3	6	3	42

2003
Turnover(d)	18 297	9 869	3 302	7 094	4 380	42 942
Less: Share of turnover of joint ventures	(89)	(95)	(26)	(31)	(8)	(249)

Group turnover(d)	18 208	9 774	3 276	7 063	4 372	42 693

Group operating profit	2 563	1 071	419	1 072	358	5 483
After charging:
Exceptional items	52	(139)	6	88	(104)	(97)
Amortisation of goodwill and intangible assets	(505)	(419)	(22)	(37)	(156)	(1 139)
Add: Share of operating profit of joint ventures	13	30	3	–	–	46

Operating profit(e)(f)	2 576	1 101	422	1 072	358	5 529
After charging:
Exceptional items	49	(139)	6	88	(104)	(100)
Amortisation of goodwill and intangible assets	(505)	(420)	(22)	(40)	(156)	(1 143)
Share of operating profit of associates	11	8	–	4	2	25

2002
Turnover(d)	19 657	12 568	3 225	7 865	5 445	48 760
Less: Share of turnover of joint ventures	(84)	(122)	(86)	(186)	(12)	(490)

Group turnover(d)	19 573	12 446	3 139	7 679	5 433	48 270

Group operating profit	1 598	1 541	282	1 081	505	5 007
After charging:
Exceptional items	(621)	(3)	(39)	14	(58)	(707)
Amortisation of goodwill and intangible assets	(511)	(494)	(16)	(17)	(207)	(1 245)
Add: Share of operating profit of joint ventures	22	32	9	21	–	84

Operating profit(e)(f)	1 620	1 573	291	1 102	505	5 091
After charging:
Exceptional items	(615)	(3)	(39)	13	(58)	(702)
Amortisation of goodwill and intangible assets	(511)	(494)	(19)	(30)	(207)	(1 261)
Share of operating profit of associates	12	14	1	5	2	34

Net operating assets
2004	9 748	6 031	1 111	1 183	2 838	20 911
2003	11 306	7 750	1 236	1 346	3 283	24 921

(d)	The analysis of turnover by geographical area is stated on the basis of origin. Turnover on a destination basis would not be materially different. Inter-segment sales between geographical areas and between product categories as on page 102 are not material.
(e)	In 2004 the Group’s share of amortisation of goodwill and intangible assets in joint ventures was € nil (2003: €(4) million;2002: €(16) million), of which € nil (2003: €(1) million; 2002: € nil) arose in North America, € nil (2003: € nil; 2002: €(3) million) arose in Africa, Middle East and Turkey and € nil (2003: €(3) million; 2002: €(13) million) in Asia and Pacific.
(f)	In 2004 the Group’s share of exceptional items in joint ventures was €(2) million (2003: €(3) million; 2002: €5 million), of which €(2) million (2003: €(3) million; 2002: €6 million) arose in Europe and € nil (2003: € nil; 2002: €(1) million) arose in Asia and Pacific.

106     Unilever Annual Report and Accounts 2004

Back to Contents

Notes to the consolidated accounts
Unilever Group

1 Segmental information (continued)

Additional segmental information as required for US reporting
	€ million	€ million	€ million	€ million
United
	Kingdom &	United
Analysis by geographical area(g)(h)	Netherlands	States	Other	Total

Turnover
2004
At constant 2003 exchange rates	4 574	8 950	28 499	42 023
Exchange rate adjustments	65	(810)	(912)	(1 657)

At current 2004 exchange rates	4 639	8 140	27 587	40 366

2003
At constant 2002 exchange rates	5 229	10 733	31 738	47 700
Exchange rate adjustments	(361)	(1 772)	(2 625)	(4 758)

At current 2003 exchange rates	4 868	8 961	29 113	42 942

2002
At constant 2001 exchange rates	5 444	12 120	34 456	52 020
Exchange rate adjustments	(38)	(578)	(2 644)	(3 260)

At current 2002 exchange rates	5 406	11 542	31 812	48 760

Tangible fixed assets
2004	1 050	1 062	4 159	6 271
2003	1 145	1 260	4 250	6 655

(g)	The analysis of turnover by geographical area is stated on the basis of origin. Turnover on a destination basis would not be materially different. Inter-segment sales between geographical areas and between product categories are not material.
(h)	For the United Kingdom and the Netherlands, the combined operating profit was €622 million (2003: €918 million; 2002: €750 million).

Unilever Annual Report and Accounts 2004     107

Back to Contents

Notes to the consolidated accounts
Unilever Group

2 Operating costs

	€ million	€ million	€ million
	2004	2003	2002

Cost of sales	(20 011)	(21 192)	(24 049)
Distribution and selling costs	(9 534)	(10 096)	(12 185)
Administrative expenses(a)	(7 213)	(5 922)	(7 029)

Operating costs	(36 758)	(37 210)	(43 263)

Operating costs include:
Staff costs 3	(5 975)	(6 225)	(7 042)
Raw materials and packaging	(15 143)	(15 874)	(18 086)
Amortisation of goodwill and intangible assets	(1 086)	(1 139)	(1 245)
Impairment of goodwill and intangible assets(b)	(777)	–	–
Depreciation of tangible fixed assets(c)(d)	(996)	(899)	(1 337)
Advertising and promotions	(5 704)	(6 069)	(6 839)
Research and development	(1 040)	(1 065)	(1 166)
Remuneration of auditors:(e)
Statutory audit fees	(13)	(13)	(15)
Other audit services	(1)	(2)	(2)
Other payments to PricewaterhouseCoopers for non-audit services:
Audit-related services	(4)	(1)	(10)
Tax(f)	(4)	(14)	(6)
General consulting	–	(2)	(16)
Other services	(2)	(1)	(1)
Operating lease rentals:
Minimum lease payments	(421)	(413)	(503)
Contingent lease payments	(5)	(3)	(15)

	(426)	(416)	(518)
Less: Sub-lease income	9	8	8

	(417)	(408)	(510)

of which:
Plant and machinery	(108)	(113)	(141)
Other	(309)	(295)	(369)

(a)	Includes amortisation and impairment of goodwill and intangible assets.
(b)	Includes exceptional amount of €(724) million in 2004.
(c)	Includes exceptional amount of €(131) million in 2004, €(50) million in 2003 and €(256) million in 2002.
(d)	Includes €(30) million in 2004 for tangible fixed assets under finance leases.
(e)	A description of the services we allow our auditors to perform is given within the Corporate governance section on page 67.
(f)	Includes €(10) million in 2003 for fees in respect of a prior year tax settlement.

3 Staff costs and employees

	€ million	€ million	€ million
	2004	2003	2002

Remuneration of employees	(4 609)	(4 895)	(5 748)
Emoluments of Executive Directors	(12)	(11)	(17)
Pensions and other post-employment benefits 18	(445)	(430)	(351)
Social security costs	(691)	(681)	(741)
Share option costs 30	(218)	(208)	(185)

Total staff costs	(5 975)	(6 225)	(7 042)

Details of the remuneration of Directors are given in the auditable part of the Remuneration report as defined on page 89.

The average number of employees during the year was:
	’000	’000	’000
	2004	2003	2002

Europe	53	57	65
North America	18	20	22
Africa, Middle East and Turkey	52	53	52
Asia and Pacific	74	79	84
Latin America	30	31	35

Total	227	240	258

108     Unilever Annual Report and Accounts 2004

Back to Contents

Notes to the consolidated accounts
Unilever Group

4 Exceptional items
	€ million	€ million	€ million
	2004	2003	2002

Included in operating profit
Restructuring	(860)	(470)	(1 141)
Business disposals	156	385	363
Impairment of goodwill	(724)	(11)	(22)
Other	(169)	(4)	98

Total	(1 597)	(100)	(702)

These amounts, which include amounts relating to joint ventures, are mainly included in administrative expenses.

Exceptional items are those items within ordinary activities which, because of their size or nature, are disclosed to give a proper understanding of the underlying result for the period. These include restructuring charges in connection with reorganising businesses (comprising impairment of fixed assets, costs of severance, and other costs directly attributable to the restructuring), and profits and losses on disposal of businesses. United Kingdom FRS 3 would require profits and losses on disposal of most businesses to be excluded from operating profit. However, because the business disposals above and the restructuring costs are part of a series of linked initiatives under the Path to Growth strategy, separate presentation would not give a true and fair view and therefore we have included all exceptional items arising from these initiatives on a single line in operating profit. Costs associated with restructuring, such as training, are recognised as they arise and are not treated as exceptional.

Restructuring charges and business disposals relate primarily to a series of linked initiatives (the ‘Path to Growth’), announced on 22 February 2000 to align the organisation behind plans for accelerating growth and expanding margins and to restructuring arising from the integration of Bestfoods. The total net cost of these programmes has been €6.4 billion over five years, most of which has been exceptional restructuring costs (€5.4 billion).

In 2004, €0.9 billion of net costs were included in Path to Growth programmes, of which €0.8 billion is exceptional.

Goodwill impairment includes a charge of €591 million taken for the impairment of goodwill for Slim•Fast. Details of the impairment are included in Note 9 Goodwill and intangible assets on page 113. An additional goodwill impairment charge has been made for businesses in advance of planned disposals.

Other exceptional items in 2004 represent a charge of €169 million relating to the potential repayment of certain sales tax credits in Brazil.

In 2003, €0.3 billion of net costs were incurred under Path to Growth programmes, of which a net €0.1 billion was exceptional.

In 2002, exceptional items included €1.1 billion of Path to Growth net costs. Other exceptional items in 2002 included the release of provisions (€98 million) against environmental exposures when events showed that the provisions were no longer required. These provisions were originally recorded on the acquisition of the Bestfoods business.

Information relating to the cash flows arising from restructuring is given in note 20 on page 130. Information relating to business disposals is given in note 26 on page 135.

5 Interest

	€ million	€ million	€ million
	2004	2003	2002

Total interest payable and similar charges	(768)	(1 173)	(1 446)

Group interest payable and similar charges:
Bank loans and overdrafts	(109)	(158)	(186)
Bonds and other loans	(612)	(965)	(1 228)
Share of interest payable of joint ventures	(1)	(2)	(5)
Share of interest payable of associates	(46)	(48)	(27)

Group interest receivable and similar income(a)	145	320	247
Exchange differences	(5)	6	26

Total net interest	(628)	(847)	(1 173)

(a)	Includes in 2003 one-off credits of €23 million in respect of profit on the sale of the JohnsonDiversey senior discount note and €13 million in respect of the early termination of an interest rate swap.

Other finance income/(cost) in respect of pensions and similar obligations is not included above but is analysed in note 18 on page 125.

Unilever Annual Report and Accounts 2004     109

Back to Contents

Notes to the consolidated accounts
Unilever Group

6 Taxation on profit on ordinary activities

	€ million	€ million	€ million
	2004	2003	2002

Parent and group companies	(777)	(1 529)	(1 582)
Joint ventures	(4)	(5)	(19)
Associates	(1)	7	(4)

Total	(782)	(1 527)	(1 605)

Of which adjustments to previous years:
United Kingdom taxes	47	46	11
Other taxes	274	167	245

United Kingdom Corporation Tax at 30.0%	(231)	(346)	(161)
less: double tax relief	132	191	66

United Kingdom taxes	(99)	(155)	(95)
Non-United Kingdom taxes	(678)	(1 374)	(1 487)

	(777)	(1 529)	(1 582)

Tax credit on exceptional items included above amounted to	521	94	180

Deferred taxation has been included on a full provision basis for:
Accelerated depreciation	72	18	50
Amortisation and impairment of
goodwill and intangibles	220	(41)	(42)
Pensions and similar obligations	(82)	42	(67)
Other	301	(239)	284

	511	(220)	225

Of which: United Kingdom deferred taxes	12	23	31
Non-United Kingdom deferred taxes	499	(243)	194

Europe is Unilever’s domestic tax base. The reconciliation between the computed rate of income tax expense which is generally applicable to Unilever’s European companies and the actual rate of taxation charged, expressed in percentages of the profit on ordinary activities before taxation, is as follows:

	%	%	%
	2004	2003	2002

Computed rate of tax (see below)	32	32	34
Differences due to:
Other rates applicable to non-European countries	(2)	1	3
Incentive tax credits	(6)	(2)	(3)
Withholding tax on dividends	2	1	2
Adjustments to previous years	(11)	(5)	(6)
Non-deductible goodwill amortisation	12	7	9
Other	1	–	1

Actual rate of tax (current and deferred)	28	34	40
Actual rate of deferred tax for:
Accelerated depreciation	2	–	1
Other	16	(5)	4

Actual rate of current tax	46	29	45

In the above reconciliation, the computed rate of tax is the average of the standard rate of tax applicable in the European countries in which Unilever operates, weighted by the amount of profit on ordinary activities before taxation generated in each of those countries.

110     Unilever Annual Report and Accounts 2004

Back to Contents

Notes to the consolidated accounts
Unilever Group

6 Taxation on profit on ordinary activities (continued)

The total charge in future periods will be affected by any changes to the corporate tax rates in force in the countries in which the Group operates. The current tax charges will also be affected by changes in the excess of tax depreciation over book depreciation and the use of tax credits.

Analyses of European and non-European profit on ordinary activities before taxation, and of the actual taxation charge thereon, are as follows:

	€ million	€ million	€ million
	2004	2003	2002

Profit on ordinary activities before taxation
Europe:
Parent and group companies	1 967	2 586	2 077
Joint ventures	10	11	19
Associates	17	11	12

	1 994	2 608	2 108

Outside Europe:
Group companies	833	1 931	1 890
Joint ventures	33	33	60
Associates	(21)	(34)	(5)

	845	1 930	1 945

Total	2 839	4 538	4 053

Taxation on profit on ordinary activities
Europe:
Parent and group companies
Taxes payable	(718)	(644)	(723)
Deferred taxation	185	(67)	65
of which:
Accelerated depreciation	61	18	113
Other	124	(85)	(48)
Joint ventures	(3)	(4)	(6)
Associates	(3)	(3)	(5)

	(539)	(718)	(669)

Outside Europe:
Group companies
Taxes payable	(570)	(665)	(1 084)
Deferred taxation	326	(153)	160
of which:
Accelerated depreciation	11	–	(63)
Other	315	(153)	223
Joint ventures	(1)	(1)	(13)
Associates	2	10	1

	(243)	(809)	(936)

Total	(782)	(1 527)	(1 605)

Unilever Annual Report and Accounts 2004     111

Back to Contents

Notes to the consolidated accounts
Unilever Group

7 Combined earnings per share

	Per €0.51 share of NV ordinary capital			Per 1.4p share of PLC ordinary capital
	€	€	€	€ cents	€ cents	€ cents
	2004	2003	2002	2004	2003	2002

Basic earnings per share	1.92	2.82	2.14	28.78	42.33	32.16
Diluted earnings per share	1.85	2.74	2.08	27.69	41.09	31.20
Basic earnings per share before exceptional items and
amortisation of goodwill and intangible assets	4.09	4.02	3.95	61.37	60.31	59.27

Basis of calculation
The calculations of combined earnings per share are based on the net profit attributable to ordinary capital divided by the average number of share units representing the combined ordinary capital of NV and PLC in issue during the year, after deducting shares held to meet Unilever employee share options which are not yet exercised. For the calculation of combined ordinary capital, the exchange rate of £1 = Fl.12 = €5.445 has been used, in accordance with the Equalisation Agreement.

Earnings per share before exceptional items and amortisation of goodwill and intangible assets is provided in this Annual Report and Accounts because the Directors believe it better explains the ongoing trends in the Group’s performance during the duration of the Path to Growth programme. This measure is an important component of the targets on which Directors’ annual performance bonuses are based. United Kingdom Financial Reporting Standard 14 requires the company to provide a reconciliation of earnings in the notes to the accounts in these circumstances. This is set out below.

The calculations of diluted earnings per share are based on (i) conversion into PLC ordinary shares of the shares in a group company which are convertible in the year 2038 as described in Corporate governance on page 66, (ii) conversion of the €0.05 NV preference shares, details of which are set out in note 22 on page 132 and (iii) the exercise of share options, details of which are set out in note 30 on pages 138 to 147.

On 15 February 2005 we converted the €0.05 NV preference shares into ordinary €0.51 NV shares. The conversion was made using shares already held by the company for the purposes of hedging the Group’s employee share option plans. NV will buy further ordinary shares in the market during 2005 to the extent required to restore the hedging position. In 2004, the €0.05 preference shares were potentially dilutive for the purposes of the calculation of fully diluted earnings per share, as shown below.

Calculation of average number of share units
	Millions of €0.51 share units			Millions of 1.4p share units
	2004	2003	2002	2004	2003	2002

Average ordinary capital: NV	571.6	571.6	571.6	3 810.5	3 810.5	3 810.5
PLC	436.7	436.7	436.7	2 911.5	2 911.5	2 911.5
less: shares held by employee
share trusts and companies	(44.9)	(39.4)	(31.6)	(299.3)	(262.6)	(210.4)

Combined average number of share units for
all bases except diluted earnings per share	963.4	968.9	976.7	6 422.7	6 459.4	6 511.6
add: shares issuable in 2038	23.6	23.6	23.6	157.5	157.5	157.5
add: shares for conversion	18.9	–	–	125.9	–	–
add: shares under option	46.5	42.2	35.3	309.8	281.4	235.3
less: shares issuable at fair value	(39.9)	(36.6)	(29.0)	(265.6)	(244.0)	(193.6)

Adjusted combined average number of share units for
diluted earnings per share basis	1 012.5	998.1	1 006.6	6 750.3	6 654.3	6 710.8

Calculation of earnings
	€ million	€ million	€ million
	2004	2003	2002

Net profit	1 876	2 762	2 136
less: preference dividends	(28)	(27)	(42)

Net profit attributed to ordinary capital for basic earnings per share calculations	1 848	2 735	2 094
add: exceptional items net of tax	1 057	67	550
add: amortisation of goodwill and intangible assets net of tax	1 036	1 094	1 216

Net profit attributed to ordinary capital before exceptional items and amortisation	3 941	3 896	3 860

Adjusted net profit attributed to ordinary capital for the diluted earnings per share calculation(a)	1 869	2 735	2 094

(a)	In accordance with FRS 14, in 2004 the net profit for diluted earnings per share has been adjusted for the preference dividend on shares for conversion, which in 2004 amounted to €21 million.

112     Unilever Annual Report and Accounts 2004

Back to Contents

Notes to the consolidated accounts
Unilever Group

8 Dividends on ordinary capital
				€ million	€ million	€ million
				2004	2003	2002

Dividends on ordinary capital
Interim				(603)	(574)	(537)
Final				(1 212)	(1 108)	(1 122)

Total				(1 815)	(1 682)	(1 659)

	Per €0.51 share of NV ordinary capital			Per 1.4p share of PLC ordinary capital
	€	€	€	pence	pence	pence
	2004	2003	2002	2004	2003	2002

Dividends per share
Interim	0.63	0.59	0.55	6.33	6.16	5.21
Final	1.26	1.15	1.15	12.82	11.92	10.83

Total	1.89	1.74	1.70	19.15	18.08	16.04

Full details of dividends for the years 2000 to2004 are given on page 181.

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

Goodwill and intangible assets are subject to review for impairment in accordance with United Kingdom FRS 11 and United States SFAS 142. Any impairment is charged to the profit and loss account as it arises, and is reported in operating profit.

Intangible assets at 31 December 2004 as stated below include trademarks (€3 383 million), technologies (€435 million) and other intangible assets (€12 million).

	€ million	€ million
	2004	2003

At cost less amortisation and impairment:
Goodwill	11 508	13 457
Intangible assets	3 830	4 256

Total	15 338	17 713

	€ million	€ million	€ million
		Intangible
Movements during 2004	Goodwill	assets	Total

Cost
1 January	16 083	5 119	21 202
Acquisitions of group companies	7	3	10
Disposals of group companies	(4)	(25)	(29)
Additions	–	2	2
Currency retranslation	(544)	(185)	(729)

31 December	15 542	4 914	20 456

Amortisation and impairment
1 January	(2 626)	(863)	(3 489)
Disposals of group companies	1	5	6
Amortisation charged to profit and loss account	(813)	(273)	(1 086)
Impairment charged to profit and loss account(a)	(777)	–	(777)
Currency retranslation	181	47	228

31 December	(4 034)	(1 084)	(5 118)

Net book value 31 December	11 508	3 830	15 338

(a) Includes exceptional amounts of €724 million, of which €591 million relates to Slim•Fast.

We have reviewed the balances relating to the global Slim•Fast business in light of the significant decline in the weight management category in North America during the second half of 2004. Over the last few years, consumer tastes in this category have changed frequently, featuring low-calorie, low-carbohydrate, low-salt, low-sugar and other products. The business declined in 2004 but maintained leadership of the category by refreshing its product range and offering a broader diet plan. The impairment review determined the value in use using a discounted cash flow methodology for a period of 10 years. The projections covered 10 years as management considers that this period more fairly reflects the long-term value in this highly dynamic category. The discount rate used was based on a pre-tax weighted average cost of capital and was 11%. The result of the review indicated that a goodwill impairment charge of €591 million was necessary.

Unilever Annual Report and Accounts 2004     113

Back to Contents

Notes to the consolidated accounts
Unilever Group

9 Goodwill and intangible assets (continued)
Other exceptional goodwill impairment charges recognised in the year include €133 million of write-downs in respect of planned business disposals that will complete during 2005. In each case the impairment recognised was based on the expected sales proceeds from disposal.

Other small impairments were recognised during the course of the year for tea plantations and a bakery business in India, and a home and personal care business in North Africa.

10 Tangible fixed assets
Tangible fixed assets are stated at cost less depreciation. Depreciation is provided on a straight-line basis at percentages of cost based on the expected average useful lives of the assets. Estimated useful lives by major class of assets are as follows:

Freehold buildings (no depreciation on freehold land)	40 years
Leasehold land	Life of lease
Leasehold buildings	40 years*
Plant and equipment	2–20 years
Motor vehicles	3–6 years
*or life of lease if less than 40 years

Tangible fixed assets are subject to review for impairment in accordance with United Kingdom FRS 11 and United States SFAS 144. Any impairment in the value of such fixed assets is charged to the profit and loss account as it arises, and is reported in operating profit.

		€ million	€ million
		2004	2003

At cost less depreciation and impairment:
Land and buildings(a)		2 082	2 278
Plant and machinery		4 189	4 377

Total		6 271	6 655

(a) includes:	freehold land	248	238
	leasehold land (mainly long-term leases)	54	58

Commitments for capital expenditure at 31 December		172	167

	€ million	€ million	€ million
	Land and	Plant and
Movements during 2004	buildings	machinery	Total

Cost
1 January	3 386	10 418	13 804
Currency retranslation	(80)	(212)	(292)
Capital expenditure	153	852	1 005
Disposals	(247)	(754)	(1 001)
Acquisitions of group companies	2	2	4
Disposals of group companies	(25)	(109)	(134)
Other adjustments	(16)	16	–

31 December	3 173	10 213	13 386

Depreciation and impairment
1 January	(1 108)	(6 041)	(7 149)
Currency retranslation	27	130	157
Disposals	139	651	790
Disposals of group companies	13	70	83
Charged to profit and loss account(b)	(130)	(866)	(996)
Other adjustments	(32)	32	–

31 December	(1 091)	(6 024)	(7 115)

Net book value 31 December(c)	2 082	4 189	6 271

Includes payments on account and assets in course of construction	51	435	486

(b)	Including a charge of €239 million in respect of fixed assets written down to net realisable value in connection with restructuring projects, of which €131 million was exceptional.
(c)	Includes €200 million in 2004 for tangible fixed assets under finance leases of which €161 million relates to plant and machinery. For depreciation of these assets see note 2 on page 108.

114     Unilever Annual Report and Accounts 2004

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

	€ million	€ million
	2004	2003

Share of gross assets of joint ventures	108	79
Share of gross liabilities of joint ventures	(76)	(39)

Interest in net assets of joint ventures	32	40
Interest in net assets of associates	22	16

Total joint ventures and associates	54	56
Other fixed investments	148	143

Total fixed investments	202	199

The following tables show the movements during the year in connection with joint ventures, associates and other fixed investments:

	€ million	€ million	€ million
Movements during 2004	Goodwill	Other	Total

Joint ventures
1 January	4	36	40
Acquisitions/disposals	–	2	2
Additions/reductions	–	11	11
Amortisation of goodwill	–	–	–
Share of profit retained	–	(19)	(19)
Currency retranslation	–	(2)	(2)

31 December	4	28	32

Associates(a)(b)
1 January	122	(133)	(11)
Acquisitions/disposals	–	14	14
Additions/reductions	–	–	–
Amortisation of goodwill	(7)	–	(7)
Share of profit retained	–	3	3
Currency retranslation	(9)	10	1

	106	(106)	–
Of which: Net liabilities of JohnsonDiversey reclassified to provisions for
liabilities and charges (€22 million net)	(106)	128	22

31 December	–	22	22

Other fixed investments(c)
1 January			143
Additions/reductions			9
Currency retranslation			(4)

31 December			148

(a)	Associated companies primarily comprise our investments in JohnsonDiversey Holdings Inc., and Langholm Capital. Other Unilever Ventures investments are included under ‘Other fixed investments’ below.
(b)	Palmci, a plantations business in Cote d’Ivoire, was classified under other fixed investments in 2003. In 2004 it has been reported as an associate following an increase in the extent of Unilever’s influence over this business. There was no change in the net carrying value arising from the reclassification.
(c)	Other fixed investments consist mainly of equity investments in a number of companies and financial institutions in India, Europe and the US.

Unilever Annual Report and Accounts 2004     115

Back to Contents

Notes to the consolidated accounts
Unilever Group

11 Fixed investments (continued)

	€ million	€ million
	2004	2003

Analysis of listed and unlisted investments
Investments listed on a recognised stock exchange	36	7
Unlisted investments	166	192

Total fixed investments	202	199

Market value of listed investments	49	10

	€ million	€ million	€ million
	2004	2003	2002

Other income from fixed investments
Income from other fixed investments	13	8	8
Impairment(d)	–	(26)	–
Profit/(loss) on disposal	18	15	(15)

	31	(3)	(7)

(d) Impairment in 2003 was all exceptional.

12 Stocks
	€ million	€ million
	2004	2003

Raw materials and consumables	1 390	1 498
Finished goods and goods for resale	2 368	2 677

Total stocks	3 758	4 175

13 Debtors
	€ million	€ million
	2004	2003

Due within one year
Trade debtors	3 159	3 510
Prepayments and accrued income	328	551
Other debtors	1 018	1 021

	4 505	5 082

Due after more than one year
Deferred taxation 19	973	637
Other debtors	225	162

	1 198	799

Total debtors	5 703	5 881

The following information is required by schedule 210.12-09 under Regulation S-X of the United States Securities and Exchange Commission:

	€ million	€ million	€ million
	2004	2003	2002

Provision for doubtful debtors
1 January	279	294	328
Charged to profit and loss account	31	38	155
Charged to other accounts(a)	(7)	(24)	(24)
Utilisations	(71)	(29)	(165)

31 December	232	279	294

(a) Includes currency retranslation of opening balances.

116     Unilever Annual Report and Accounts 2004

Back to Contents

Notes to the consolidated accounts
Unilever Group

14 Cash and current investments
	€ million	€ million
	2004	2003

Current investments
Listed	111	91
Unlisted	905	1 400

	1 016	1 491

Cash at bank and in hand
On call and in hand	1 004	1 304
Repayment notice required	583	550

	1 587	1 854

Total cash and current investments	2 603	3 345

Current investments include capital market instruments, government securities and A- or higher rated money market instruments. An amount of €24 million (2003: €20 million) is included in cash at bank with repayment notice required. This relates to cash collateral deposited as required by a forward purchase contract with a counterparty bank to buy 10 000 000 PLC shares at 559p per share in November 2006. Further details are given in note 16 on page 121.

The table set out below takes into account the various interest rate swaps and forward foreign currency contracts entered into by the Group, details of which are set out in note 16 on page 120.

The interest rate profiles of the Group’s financial assets analysed by principal currency are set out in the table below.

Interest rate profile and currency analysis of financial assets
		€ million		€ million			€ million

	Fixed	Fixed	Fixed	Floating		Floating
	rate	rate	rate	rate		rate	Total

		Weighted	Weighted
		average	average			Interest
		interest	fixing			rate for
		rate	period			2005

Assets – 2004
Euro	180	9.1%(a)	0.4 years	4 925	(b)	2.3%	5 105
Sterling	–			81		4.9%	81
US dollar	–			140		3.1%	140
Indian rupee	–			413		6.6%	413
Other	–			916		5.3%	916

	180			6 475			6 655

Euro leg of currency derivatives relating to intra-group loans							(4 052)

Total							2 603

Assets – 2003
Euro	1 703	5.3%(a)	0.9 years	5 082	(b)		6 785
Sterling	–			50			50
US dollar	–			108			108
Indian rupee	–			496			496
Other	–			990			990

	1 703			6 726			8 429

Euro leg of currency derivatives relating to intra-group loans							(5 084)

Total							3 345

(a)	The fixed interest rate of 9.1% in 2004 includes one leg of a cross-currency interest rate swap of an intercompany loan of €146 million (2003: €478 million) with a fixed rate of 10.8% (2003: 12.1%). A corresponding interest charge is included in the US dollar fixed rate liabilities.
(b)	Includes euro leg of the currency derivatives relating to our intra-group loans, amounting to €4 052 million for 2004 and €5 084 million for 2003.

Unilever Annual Report and Accounts 2004     117

Back to Contents

Notes to the consolidated accounts
Unilever Group

	15 Borrowings
		€ million	€ million
		2004	2003

	Bank loans and overdrafts	1 583	1 834
	Bonds and other loans	10 465	14 066

		12 048	15 900

	The repayments fall due as follows:
	Within one year:
	Bank loans and overdrafts	823	1 629
	Bonds and other loans	4 332	5 805

	Total due within one year	5 155	7 434

	After one year but within two years	1 917	1 881
	After two years but within three years	1 891	1 719
	After three years but within four years	177	1 806
	After four years but within five years	351	163
After five years:	By instalments	3	5
	Not by instalments	2 554	2 892

	Total due after more than one year	6 893	8 466

	Total amount repayable by instalments any of which are payable after five years	4	8

	Secured borrowings	136	177

	Of which secured against tangible fixed assets	108	120

The tables set out below and on page 119 take into account the various interest rate swaps and forward foreign currency contracts entered into by the Group, details of which are set out in note 16 on pages 120 and 121.

The interest rate profiles of the Group’s financial liabilities analysed by principal currency are set out in the table below.

Interest rate profile and currency analysis of financial liabilities
	€ million			€ million			€ million

	Fixed	Fixed	Fixed	Floating		Floating
	rate	rate	rate	rate		rate	Total

		Weighted	Weighted
		average	average			Interest
		interest	fixing			rate for
		rate	period			2005

Liabilities – 2004
Euro	214	4.4%	0.8 years	2 219	(a)	2.3%	2 433
Sterling	79	5.4%	1.9 years	130		4.9%	209
US dollar	5 690	6.6%	8.3 years	3 725		3.1%	9 415
Japanese yen	–			452		0.1%	452
Thai baht	153	3.2%	2.7 years	123		2.8%	276
Other	434	9.8%	1.6 years	3 099		3.8%	3 533

	6 570			9 748			16 318

Euro leg of currency derivatives relating to intra-group loans							(4 052)

Total							12 266(b)

Liabilities – 2003
Euro	121	4.8%	1.5 years	6 262	(a)		6 383
Sterling	79	5.4%	2.9 years	(58)			21
US dollar	8 240	6.6%	7.0 years	2 475			10 715
Thai baht	210	3.1%	3.3 years	153			363
Other	552	5.4%	7.7 years	2 950			3 502

	9 202			11 782			20 984

Euro leg of currency derivatives relating to intra-group loans							(5 084)

Total							15 900

(a)	Excludes euro leg of the currency derivatives relating to our intra-group loans, amounting to €4 052 million for 2004 and €5 084 million for 2003.
(b)	Includes finance lease creditors amounting to €218 million.

The average interest rate on short-term borrowings in 2004 was 3.1% (2003: 4.0%).

118     Unilever Annual Report and Accounts 2004

Back to Contents

Notes to the consolidated accounts
Unilever Group

15 Borrowings (continued)

Details of specific bonds and other loans are given below.

	€ million	€ million
	2004	2003

Unilever N.V.
4.750% Bonds 2004 (€)	–	999
7.250% Bonds 2004 (US $)	–	198
6.500% Bonds 2004 (€)	–	159
7.125% Bonds 2004 (€)	–	229
6.625% Notes 2005 (US $)	146	159
3.375% Bonds 2005 (Swiss francs)	324	320
5.125% Bonds 2006 (€)	999	998
5.125% Notes 2006 (US $)	365	395
4.250% Bonds 2007 (€)	997	997
5.000% Bonds 2007 (US $)	474	514
Commercial paper (€)	961	1 733
Commercial paper (£)	329	629
Commercial paper (US $)	307	950
Commercial paper (Swiss francs)	52	158
Other	38	164

Total Unilever N.V.	4 992	8 602

Unilever PLC
Commercial paper (£)	70	–

Total Unilever PLC	70	–

Other group companies
United States:
6.875% Notes 2005 (US $)	1 097	1 188
6.150% Bonds 2006 (US $)	217	233
7.125% Bonds 2010 (US $)	1 274	1 379
7.000% Bonds 2017 (US $)	105	113
7.250% Bonds 2026 (US $)	208	225
6.625% Bonds 2028 (US $)	162	175
5.900% Bonds 2032 (US $)	725	785
5.000% Bonds 2045 (Swiss francs)(c)	130	128
5.600% Bonds 2097 (US $)	89	96
Commercial paper (US $)	521	269
Other	4	7

India:
9.000% Debenture loan 2005 (Indian rupee)	108	111

Japan:
Floating rate note 2006 (Japanese yen)	150	–

Thailand:
3.300% Bonds 2007 (Thai baht)	122	130

South Africa:
10.200% Bonds 2008 (South African Rand)	130	120
Commercial paper (South African Rand)	156	144

Other	205	361

Total other group companies	5 403	5 464

Total bonds and other loans	10 465	14 066

(c)	To be repaid early in 2005.

Unilever had the following undrawn committed facilities at 31 December 2004:
•	revolving 364-day bilateral credit facilities totalling US $3 603 million (2003: US $3 403 million) with a 364-day term out;
•	revolving 5-year bilateral credit facilities totalling US $334 million (2003: US $334 million);
•	revolving 364-day notes commitments of US $200 million (2003: US $400 million) with the ability to issue notes with a maturity up to 364 days; and
•	364-day bilateral money market commitments totalling US $2 080 million (2003: US $2 080 million), under which the underwriting banks agree, subject to certain conditions, to subscribe for notes with maturities of up to three years.

The facilities which were due to mature in February 2005 were renewed in December 2004 and are now due to mature in December 2005.

Unilever Annual Report and Accounts 2004     119

Back to Contents

Notes to the consolidated accounts
Unilever Group

16 Financial instruments
The Group has comprehensive policies in place, approved by the Directors, covering the use of derivative financial instruments. These instruments are used for hedging purposes. Established controls are in place covering all financial instruments. These include policies, guidelines, exposure limits, a system of authorities and independent reporting. Performance is closely monitored with independent reviews undertaken by internal audit. The accounting policies governing these instruments are in line with generally accepted practice in the UK and the Netherlands and follow hedge accounting principles described in the accounting policies on page 98. The use of leveraged instruments is not permitted. Details of the instruments used for interest rate and foreign exchange exposure management, together with information on related exposures, are given below.

Except for the description of Unilever’s currency exposures as included on page 51 on treasury risks, all debtors and trade and other creditors (other than for finance lease creditors) and provisions have been excluded from the analysis below and from the interest rate and currency profiles in note 14 on page 117 and note 15 on page 118 either due to the exclusion of short-term items, as permitted by United Kingdom Financial Reporting Standard 13, or because the amounts are not material.

Unilever’s interest rate management policy is described on page 51. The Group’s financial position is mainly fixed by fixed rate long-term debt issues and straightforward derivative financial instruments, such as interest rate swaps. In general, cash is invested short-term at floating interest rates.

At the end of 2004, interest rates were fixed on approximately 54% of the projected net debt for 2005 and 36% of the projected net debt for 2006 (compared with 61% for 2004 and 62% for 2005 at the end of 2003).

Nominal values of interest rate derivative instruments are shown in the table below. These nominal values do not reflect the actual level of use of financial instruments when compared with the nominal value of the underlying debt. This is because certain financial instruments have consecutive strike and maturity dates on the same underlying debt in different time periods. Whilst the nominal amounts reflect the volume of activity, they are not indicative of the amount of credit risk to which the Group is exposed. For details of our policy for managing credit risk see page 51.

	€ million	€ million
	Nominal amounts at 31 Dec
	2004	2003

Interest rate swaps	5 903	10 190

The following table shows the extent to which the Group had unrecognised gains and losses in respect of interest rate instruments at the beginning and end of the year. It shows the movement in the market value of these instruments during the year ended 31 December 2004.

	€ million	€ million	€ million
			Total net
			gains/
	Gains	Losses	(losses)

Unrecognised gains and losses
Balance at 1 January	189	(61)	128
Brought forward balance recognised in current year	89	(48)	41

Brought forward balance not recognised in current year	100	(13)	87
Current year items not recognised in current year	4	2	6

Balance at 31 December 2004	104	(11)	93

Expected to be dealt with next year	60	(8)	52
Expected to be dealt with later	44	(3)	41

The following table shows the extent to which the Group had recognised but deferred gains and losses in respect of interest rate instruments at the beginning and end of the year. It also shows the amount which has been included in the profit and loss account for the year and those gains and losses which will be reflected in the profit and loss account in 2005 or in subsequent years.

	€ million	€ million	€ million
			Total net
			gains/
	Gains	Losses	(losses)

Deferred gains and losses
Balance at 1 January	–	(20)	(20)
Brought forward balance recognised in current year	–	(8)	(8)

Brought forward balance not recognised in current year	–	(12)	(12)
Current year items not recognised in current year	–	1	1

Balance at 31 December 2004	–	(11)	(11)

To be recognised in the profit and loss account for next year	–	(5)	(5)
To be recognised in the profit and loss account later	–	(6)	(6)

120     Unilever Annual Report and Accounts 2004

Back to Contents

Notes to the consolidated accounts
Unilever Group

16 Financial instruments (continued)
Under the Group’s foreign exchange policy, operating and financing transaction exposures, which usually have a maturity of less than one year, are generally hedged; this is primarily achieved through the use of forward foreign exchange contracts. The market value of these instruments at the end of 2004 represented a recognised unrealised gain of €440 million (2003: gain of €793 million) which was largely offset by recognised unrealised losses on the underlying assets and liabilities.

		€ million	€ million
Nominal amounts at 31 Dec
		2004	2003

Foreign exchange contracts	– buy	3 329	4 909
	– sell	9 171	10 350

Total		12 500	15 259

Our policy for financing the net investments in our subsidiaries is discussed in the Financial Review on page 22. At the end of 2004, some 82% (2003: 90%) of Unilever’s total capital and reserves were denominated in the currencies of the two parent companies, euros and sterling.

Our policy for the management of counterparty exposures is set out on page 51.

Master netting agreements are in place for the majority of interest rate derivative instruments. The risk in the event of default by a counterparty is determined by the extent to which market prices have moved since the contracts were made. The Group believes that the risk of incurring such losses is remote.

The following table summarises the fair values and carrying amounts of the various classes of financial instruments as at 31 December:

	€ million	€ million	€ million	€ million
			Carrying	Carrying
	Fair value	Fair value	amount	amount
	2004	2003	2004	2003

Financial assets
Other fixed investments	161	146	148	143
Current investments	1 016	1 491	1 016	1 491
Cash at bank and in hand	1 587	1 854	1 587	1 854

	2 764	3 491	2 751	3 488

Financial liabilities
Bank loans and overdrafts	(1 583)	(1 834)	(1 583)	(1 834)
Bonds and other loans	(10 907)	(14 705)	(10 465)	(14 066)
Finance lease creditors	(218)	–	(218)	–

	(12 708)	(16 539)	(12 266)	(15 900)

Derivatives
Interest rate swaps
– assets	104	189	58	113
– liabilities	(11)	(61)	–	(1)
Foreign exchange contracts:
– assets	551	984	551	984
– liabilities	(111)	(191)	(111)	(191)

The fair values of listed fixed investments are based on their market values. The fair values of unlisted fixed investments and finance leases are not materially different from their carrying amounts. The carrying amount of current investments is based on their market value. Cash, bank loans and overdrafts have fair values which approximate to their carrying amounts because of their short-term nature. The fair values of forward foreign exchange contracts represent the unrealised gain or loss on revaluation of the contracts to year-end exchange rates. The fair values of bonds and other loans, interest rate swaps and forward rate agreements are based on the net present value of the anticipated future cash flows associated with these instruments. Short-term debtors and creditors (other than finance lease creditors) and provisions have fair values which approximate to their carrying values and are therefore not included in the table.

In November 2001, NV entered into a forward purchase contract with a counterparty bank to buy 10 000 000 PLC shares at 559p per share in November 2006. If the PLC share price falls by more than 5% below 559p, cash collateral for the difference must be placed with the counterparty bank. At 31 December 2004 €24 million (2003: €20 million) was so deposited and reported under cash at bank with repayment notice required. At 31 December 2004 the market value of the forward purchase contract was €(14) million (2003: €(11) million). See note 14 on page 117.

Counterparties have deposited securities with a market value of €589 million (2003: €832 million) as collateral for their obligations in respect of derivative financial instruments. Such collateral is not regarded as an asset of Unilever and is excluded from the balance sheet.

Currency exposures
Unilever’s foreign exchange policies are described on page 51. Compliance with the Group’s policies means that the net amount of monetary assets and liabilities at 31 December 2004 that are exposed to currency fluctuations is not material.

Commodity contracts
Unilever purchases forward contracts to hedge future requirements for certain raw materials, almost always for physical delivery. Futures contracts may also be used to hedge future price movements, however the amounts are not material. For further details please refer to page 50.

Unilever Annual Report and Accounts 2004     121

Back to Contents

Notes to the consolidated accounts
Unilever Group

17 Trade and other creditors
	€ million	€ million
	2004	2003

Due within one year
Trade creditors	3 729	3 707
Social security and sundry taxes	265	346
Accruals and deferred income	2 539	2 548
Finance lease creditors	42	–
Taxation on profits	686	728
Dividends	1 220	1 125
Others	934	1 186

	9 415	9 640

Due after more than one year
Accruals and deferred income	132	207
Finance lease creditors	176	–
Taxation on profits	278	330
Others	131	127

	717	664

Total trade and other creditors	10 132	10 304

There are no creditors due after more than 5 years other than finance lease creditors as described in note 25 on page 134.

18 Pensions and similar obligations

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

Accounting policies
Accounting for pensions and similar obligations is in accordance with United Kingdom Financial Reporting Standard 17 ‘Retirement benefits’ (FRS 17). This requires that the operating and financing costs of defined benefit plans are recognised separately in the profit and loss account; service costs are systematically spread over the service lives of employees, and financing costs are recognised in the periods in which they arise. Variations from expected costs, arising from the experience of the plans or changes in actuarial assumptions, are recognised immediately in the statement of total recognised gains and losses. The costs of individual events such as past service benefit enhancements, settlements and curtailments are recognised immediately in the profit and loss account. The liabilities and, where applicable, the assets of defined benefit plans are recognised at fair value in the balance sheet. The charges to the profit and loss account for defined contribution plans are the company contributions payable and the assets of such plans are not included in the Group balance sheet.

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

Healthcare
In December 2003 the Medicare Prescription Drug, Improvement and Modernisation Act became law in the US. Under the provisions of this Act, the Group’s US healthcare benefit plans will be able to benefit from a subsidy towards the cost of prescription drugs. Following a review of our healthcare plans in 2004 we determined that the benefits of this legislation are available to all except one of our plans without any amendment to those plans. As a consequence, a reduction in liability of €52 million has been recognised in the statement of total recognised gains and losses. The impact on the ongoing service cost is a reduction by an immaterial amount.

122     Unilever Annual Report and Accounts 2004

Back to Contents

Notes to the consolidated accounts
Unilever Group

18 Pensions and similar obligations (continued)

FRS 17 Disclosures
Assumptions
With the objective of presenting pensions and other post-employment benefit plans’ assets and liabilities at their fair value on the balance sheet, assumptions for FRS 17 are set by reference to market conditions at the valuation date. The actuarial assumptions used to calculate the benefit obligations vary according to the country in which the plan is situated. The assumptions, weighted by liabilities, used to value the principal defined benefit pension plans (covering approximately 90% of pension liabilities – the ‘principal pension plans’) and plans providing other post-employment benefits, together with the expected long-term rates of return on assets, weighted by asset value, are:

		31 Dec 2004		31 Dec 2003		31 Dec 2002

	Principal	Other	Principal	Other	Principal	Other
	defined	post-	defined	post-	defined	post-
	benefit	employment	benefit	employment	benefit	employment
	pension	benefit	pension	benefit	pension	benefit
	plans	plans	plans	plans	plans	plans

Discount rate	5.10%	5.70%	5.50%	6.10%	5.70%	6.50%
Inflation assumption	2.40%	n/a	2.40%	n/a	2.30%	n/a
Rate of increase in salaries	3.60%	4.50%	3.70%	4.50%	3.60%	4.30%
Rate of increase for pensions in payment	2.20%	n/a	2.20%	n/a	2.20%	n/a
Rate of increase for pensions in deferment (where provided)	2.60%	n/a	2.60%	n/a	2.60%	n/a
Long-term medical cost inflation(a)	n/a	4.80%	n/a	4.90%	n/a	4.90%
Expected long-term rates of return:
Equities	7.80%		8.40%		8.20%
Bonds	4.50%		5.00%		4.90%
Others	6.30%		6.40%		5.40%

(a) The valuations of other benefit plans generally assume a higher initial level of medical cost inflation, which falls from 11.20% to the long-term rate within the next six years.

Assumptions for the remaining defined benefit plans vary considerably depending on the economic conditions of the country where they are situated.

For the most important pension plans, representing over 75% of all defined benefit plans by liabilities, the assumptions used at 31 December 2004, 2003 and 2002 were:

		United Kingdom				Netherlands
	2004	2003	2002	2004	2003	2002

Discount rate	5.30%	5.40%	5.50%	4.50%	5.20%	5.40%
Inflation assumption	2.80%	2.70%	2.25%	1.80%	1.80%	2.25%
Rate of increase in salaries	4.30%	4.20%	3.75%	2.30%	2.50%	3.00%
Rate of increase for pensions in payment	2.90%	2.80%	2.50%	1.80%	1.80%	2.25%
Rate of increase for pensions in deferment (where provided)	2.90%	2.80%	2.50%	1.80%	1.80%	2.25%
Expected long-term rates of return:
Equities	8.00%	8.30%	8.00%	7.60%	8.30%	8.30%
Bonds	5.00%	5.30%	4.90%	4.10%	4.70%	4.70%
Others	6.80%	6.40%	5.80%	5.90%	6.80%	5.60%

			United States			Germany
	2004	2003	2002	2004	2003	2002

Discount rate	5.70%	6.10%	6.50%	4.50%	5.20%	5.40%
Inflation assumption	2.50%	2.50%	2.50%	1.80%	1.80%	2.00%
Rate of increase in salaries	4.50%	4.50%	4.50%	2.50%	2.50%	2.75%
Rate of increase for pensions in payment	0.00%	0.00%	0.00%	1.80%	1.80%	2.00%
Rate of increase for pensions in deferment (where provided)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Expected long-term rates of return:
Equities	8.20%	8.60%	8.30%	7.60%	8.30%	8.30%
Bonds	4.60%	4.70%	4.30%	4.10%	4.70%	4.70%
Others	4.50%	4.70%	4.30%	5.50%	5.50%	4.90%

Demographic assumptions
Demographic assumptions, such as mortality rates, are set having regard to the latest trends in life expectancy, plan experience and other relevant data. The assumptions are reviewed and updated as necessary as part of the periodic actuarial valuation of the pension plans.

Unilever Annual Report and Accounts 2004     123

Back to Contents

Notes to the consolidated accounts
Unilever Group

18 Pensions and similar obligations (continued)

Balance Sheet
The assets, liabilities and surplus/(deficit) position of the pension and other post-employment benefit plans and the expected rates of return on the plan assets, at the balance sheet date, were:

	€ million	€ million	%	€ million	€ million	%	€ million	€ million	%
		31 December 2004			31 December 2003		31 December 2002
		Other post-	Long-term		Other post-	Long-term		Other post-	Long-term
		employment	rates of		employment	rates of		employment	rates of
	Pension	benefit	return	Pension	benefit	return	Pension	benefit	return
	plans	plans	expected	plans	plans	expected	plans	plans	expected

Assets of principal plans:
Equities	8 136	–	7.8%	8 054	–	8.4%	7 281	–	8.2%
Bonds	3 183	–	4.5%	3 123	–	5.0%	3 383	–	4.9%
Other	2 005	–	6.3%	1 582	–	6.4%	1 644	–	5.4%
Assets of other plans	291	14	7.2%	272	3	7.5%	417	2	8.2%

Total plan assets	13 615	14		13 031	3		12 725	2

Present value of liabilities:
Principal plans	(16 513)	–		(15 740)	–		(15 305)	–
Other plans	(1 070)	(1 175)		(1 052)	(1 078)		(1 675)	(1 042)

Total present value of liabilities	(17 583)	(1 175)		(16 792)	(1 078)		(16 980)	(1 042)

Aggregate net surplus/(deficit)
of the plans	(3 968)	(1 161)		(3 761)	(1 075)		(4 255)	(1 040)
Irrecoverable surplus(b)	(100)	–		(116)	–		(87)	–
Related deferred tax
asset/(liability)	885	426		814	379		1 058	388

Net pension asset/(liability)	(3 183)	(735)		(3 063)	(696)		(3 284)	(652)

Of which in respect of
Funded plans in surplus:
Aggregate surplus	764	–		858	–		677	–
Irrecoverable surplus(b)	(100)	–		(116)	–		(8)	–
Related deferred tax liability	(208)	–		(252)	–		(209)	–

Net pension asset	456	–		490	–		381	–

Funded plans in deficit:
Aggregate deficit	(2 248)	–		(2 294)	–		(2 575)	–
Related deferred tax asset	615	–		665	–		808	–

Net pension liability	(1 633)	–		(1 629)	–		(1 767)	–

Unfunded plans:
Aggregate liability	(2 484)	(1 161)		(2 325)	(1 075)		(2 357)	(1 040)
Related deferred tax asset	478	426		401	379		459	388

Net pension liability	(2 006)	(735)		(1 924)	(696)		(1 898)	(652)

(b)	The surplus in the plans is only recoverable to the extent that the Group can benefit from either refunds formally agreed or future contribution reductions.

124     Unilever Annual Report and Accounts 2004

Back to Contents

Notes to the consolidated accounts
Unilever Group

18 Pensions and similar obligations (continued)

Profit and loss account
The charge to the profit and loss account comprises:

	€ million	€ million	€ million
	2004	2003	2002

Charged to operating profit:
Defined benefit pension and other benefit plans:
Current service cost	(317)	(336)	(364)
Special termination benefits	(135)	(73)	(96)
Past service cost	(13)	(5)	9
Gains on settlements/curtailments	61	14	119
Recognition of previously irrecoverable surplus	1	–	7
Defined contribution plans	(42)	(30)	(26)

Total operating cost	(445)	(430)	(351)

Charged to other finance income/(cost):
Interest on retirement benefits	(977)	(966)	(1 072)
Refund of previously irrecoverable surplus	–	7	–
Expected return on assets	916	793	1 180

Total other finance income/(cost)	(61)	(166)	108

Net impact on the profit and loss account (before tax)	(506)	(596)	(243)

Cash flow
Group cash flow in respect of pensions and similar benefits comprises company contributions paid to funded plans and benefits paid by the company in respect of unfunded plans. In 2004, the benefits paid in respect of unfunded plans amounted to €311 million (2003: €295 million; 2002: €260 million). Company contributions to funded plans were at a reduced level for a number of years resulting from the generally strong stock market performance of the 1990s. Following the falls in stock markets in 2000, 2001 and 2002, contribution holidays have ended for many Unilever plans and the aggregate level of contributions is now rising. Contributions are subject to periodic review. In 2004, contributions to funded defined benefit plans, including one-off contributions of €186 million, amounted to €462 million (2003: €170 million; 2002: €140 million). In 2003 a refund of €7 million was received in Finland out of previously irrecoverable surplus. Total contributions to funded plans and benefit payments by the Group in respect of unfunded plans are expected to be about €675 million in 2005 (2004: €815 million).

Statement of total recognised gains and losses
The following amounts have been recognised in the statement of total recognised gains and losses, net of minority interests:

	€ million	€ million	€ million
	2004	2003	2002

Actual return less expected return on pension and other benefit plan assets	392	967	(3 276)
Experience gains/(losses) arising on pension plan and other benefit plan liabilities	(45)	(135)	(95)
Changes in assumptions underlying the present value of the pension and other benefit plan liabilities	(1 053)	(644)	(952)

Actuarial gains/(losses)	(706)	188	(4 323)
Change in unrecognised surplus	15	(40)	171

Net actuarial gain/(loss) recognised in statement of total recognised gains and losses (before tax)	(691)	148	(4 152)

Reconciliation of change in surplus/deficit
Movements in surplus/deficit during the year:

	€ million	€ million	€ million
	2004	2003	2002

Surplus/(deficit) at beginning of the year	(4 836)	(5 295)	(1 520)
Movements in year:
Acquisitions	3	(1)	–
Reclassification of employee benefits as pension liabilities	(1)	(23)	–
Current service cost	(317)	(336)	(364)
Special termination benefits	(135)	(73)	(96)
Past service costs	(13)	(5)	9
Settlements/curtailments	61	14	119
Other finance income/(cost)	(61)	(173)	108
Actuarial gain/(loss)	(697)	188	(4 323)
Contributions	773	465	400
Currency retranslation	94	403	372

Surplus/(deficit) at end of the year	(5 129)	(4 836)	(5 295)

Unilever Annual Report and Accounts 2004     125

Back to Contents

Notes to the consolidated accounts
Unilever Group

18 Pensions and similar obligations (continued)

History of experience gains and losses

	2004	2003	2002	2001

Actual return less expected return on plan assets (€ million)	392	967	(3 276)	(2 343)
As % of plan assets at beginning of year (%)	3	8	(19)	(12)
Experience gains/(losses) on plan liabilities (€ million)	(45)	(135)	(95)	197
As % of present value of plan liabilities at beginning of year (%)	–	(1)	(1)	1
Total actuarial gain/(loss) (€ million)	(697)	188	(4 323)	(2 344)
As % of present value of plan liabilities at beginning of year (%)	4	1	(23)	(13)

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

Benefit obligations
The table below shows changes in benefit obligations during 2004 and 2003.
	€ million	€ million	€ million	€ million
			Other post-	Other post-
	Pension	Pension	employment	employment
	plans	plans	benefit plans	benefit plans
	2004	2003	2004	2003

Change in benefit obligations
Benefit obligations at 1 January	16 718	15 215	1 049	1 012
Extension of coverage(c)	–	1 690	29	77
Service cost	293	308	24	23
Interest cost	909	895	64	63
Plan member contributions	32	21	–	–
Amendments	5	3	(3)	–
Plan mergers	–	–	–	–
Actuarial (gains)/losses	922	661	179	132
Acquisitions/disposals	–	1	–	–
Settlements/curtailments	(65)	(12)	1	(5)
Special termination benefits	134	75	1	1
Benefits paid	(1 126)	(1 139)	(89)	(78)
Reclassification of benefits(d)	(166)	–	–	–
Currency retranslation	(144)	(1 000)	(80)	(176)

Benefit obligations at 31 December	17 512	16 718	1 175	1 049

(c)	With effect from 1 January 2003 a number of additional pension plans were included in the SFAS 87 disclosures. This increased the overall coverage from 90% to 100% of liabilities. With effect from 1 January 2004, FAS 112 liabilities are fully disclosed in Other post employment benefit plans.
(d)	During 2004, some plans changed from defined benefit to defined contribution.

Assumptions
The assumptions used to value the benefit obligations in respect of the principal plans are:
	%	%	%	%
			Other post-	Other post-
	Pension	Pension	employment	employment
	plans	plans	benefit plans	benefit plans
	2004	2003	2004	2003

Weighted average assumptions used to determine benefit
obligations for the principal plans at 31 December
Discount rate	5.10	5.50	5.70	6.10
Salary increases	3.60	3.70	4.50	4.50
Pension increases	2.20	2.20	n/a	n/a

Assumptions for the remaining defined benefits plans vary considerably, depending on the economic conditions of the country where they are situated.

126     Unilever Annual Report and Accounts 2004

Back to Contents

Notes to the consolidated accounts
Unilever Group

18 Pensions and similar obligations (continued)
Post-employment healthcare benefits
Additional assumptions in respect of healthcare benefits are:
	2004	2003

Weighted average healthcare trend rates at 31 December
Healthcare cost trend rate assumed for next year	11.20%	9.50%
Rate to which the cost trend rate gradually declines	4.80%	4.90%
Year that the assumed long-term rate is reached	2011	2009

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one-percentage-point change in assumed healthcare cost trend rates would have the following effect:

	€ million 1% point increase	€ million 1% point decrease

Effect on post-employment benefit obligation	65	(55)

Plan assets
The table below shows the changes in plan assets during 2004 and 2003.
	€ million	€ million	€ million	€ million
			Other post-	Other post-
	Pension	Pension	employment	employment
	plans	plans	benefit plans	benefit plans
	2004	2003	2004	2003

Change in plan assets
Fair value of plan assets at 1 January	12 850	12 097	3	2
Extension of coverage(e)	–	485	–	–
Plan mergers	–	–	–	–
Actual return on plan assets	1 275	1 744	9	–
Acquisitions/(disposals)	–	–	–	–
Settlements	(23)	1	–	–
Employer contributions/surplus refunds	693	390	88	79
Plan member contributions	32	21	–	–
Benefits paid from plan assets	(1 126)	(1 139)	(89)	(78)
Reclassification of benefits(f)	(166)	–	–	–
Currency retranslations	(94)	(749)	3	–

Fair value of plan assets at 31 December	13 441	12 850	14	3

(e)	With effect from 1 January 2003, a number of additional pension plans were included in the SFAS 87 disclosures. This increased the coverage from 90% to 100%.
(f)	During 2004, some plans changed from defined benefit to defined contribution.

Asset allocation
The asset allocation for the Group’s principal pension plans at 31 December 2003 and 2004, target allocation for 2005, and expected long-term rates of return by asset category are as follows:

				Long-term
	Target	Percentage	Percentage	expected
	percentage	of plan	of plan	return on
	allocation	assets at	assets at	plan assets at
	for	31 December	31 December	31 December
	2005	2004	2003	2004

Long-term asset category:
Equity securities	61	63	63	7.80%
Debt securities	27	24	25	4.50%
Property	9	9	9	6.30%
Other	3	4	3	5.00%

Total	100	100	100	6.80%

Equity securities include Unilever securities amounting to €24 million (0.2% of total plan assets) and €44 million (0.3% of total plan assets) at 31 December 2004 and 2003 respectively.

Investment strategy
The Group’s investment strategy in respect of its funded pension plans is implemented within the framework of the various statutory requirements of the territories where the plans are based. The Group has developed policy guidelines for the allocation of assets to different classes with the objective of controlling risk and maintaining the right balance between risk and long-term returns in order to limit the cost to the company of the benefits provided. To achieve this, investments are well diversified, such that the failure of any single investment would not have a material impact on the overall level of assets. The plans invest the largest proportion of the assets in equities which the Group believes offer the best returns over the long term commensurate with an acceptable level of risk. The Group also keeps a proportion of assets invested in bonds, property and cash. Most assets are managed by a number of external fund managers, with a small proportion managed in-house.

Unilever Annual Report and Accounts 2004     127

Back to Contents

Notes to the consolidated accounts
Unilever Group

18 Pensions and similar obligations (continued)

Funded status
The funded status of the plans, reconciled to the amount reported in the statement of financial position, is as follows:

	€ million	€ million	€ million	€ million
			Other post-	Other post-
	Pension	Pension	employment	employment
	plans	plans	benefit plans	benefit plans
	2004	2003	2004	2003

Fair value of plan assets	13 441	12 850	14	3
Benefit obligations	(17 512)	(16 718)	(1 175)	(1 049)

Funded status at 31 December	(4 071)	(3 868)	(1 161)	(1 046)
Unrecognised net transition liability/(asset)	(82)	(117)	–	–
Unrecognised net actuarial loss/(gain)	2 966	2 662	290	156
Unrecognised prior service cost	118	142	(2)	1
Other (SFAS 112 liabilities)	n/a	n/a	–	(29)

Net amount recognised at 31 December	(1 069)	(1 181)	(873)	(918)

Amount recognised in the statement of financial position consists of:
Prepaid benefit cost	1 333	1 147	–	–
Accrued benefit liability	(2 402)	(2 328)	(873)	(918)
Additional minimum liability	(2 208)	(2 233)	–	–
Intangible asset	99	148	–	–
Accumulated other comprehensive income	2 109	2 085	–	–

Net amount recognised at 31 December	(1 069)	(1 181)	(873)	(918)

The projected benefit obligation (PBO), accumulated benefit obligation (ABO), and fair value of plan assets, in total and for plans where the projected benefit obligation or accumulated benefit obligation is in excess of plan assets is as follows:

	€ million	€ million	€ million	€ million	€ million	€ million
			Plans where	Plans where	Plans where	Plans where
	Pension	Pension	PBO exceeds	PBO exceeds	ABO exceeds	ABO exceeds
	plans	plans	plan assets	plan assets	plan assets	plan assets
	2004	2003	2004	2003	2004	2003

As at 31 December
Projected benefit obligations	17 512	16 718	13 330	12 635	12 767	10 703
Accumulated benefit obligations	16 343	15 531	12 459	11 784	11 930	9 980
Fair value of plan assets	13 441	12 850	8 532	7 968	7 987	6 073

Net periodic cost
	€ million	€ million	€ million	€ million	€ million	€ million
				Other post-	Other post-	Other post-
	Pension	Pension	Pension	employment	employment	employment
	plans	plans	plans	benefit plans	benefit plans	benefit plans
	2004	2003	2002	2004	2003	2002

Components of net periodic benefit cost(g)
Service cost (gross)	324	329	324	24	23	20
Interest cost	909	895	864	64	63	78
Expected returns on plan assets	(917)	(791)	(1 189)	–	–	–
Expected employee contributions	(32)	(21)	(9)	–	–	–
Amortisation of prior service cost	33	36	33	–	1	–
Amortisation of transition (asset)	(35)	(59)	(63)	–	–	–
Amortisation of actuarial loss/(gain)	163	217	(45)	12	(1)	(6)

Total before SFAS 88 events	445	606	(85)	100	86	92
Adjustments for SFAS 88 events	120	83	(118)	6	(1)	(23)

Net periodic benefit cost	565	689	(203)	106	85	69

(g)	With effect from 1 January 2003, a number of additional pension plans were included in the SFAS 87 valuation exercise. This increased the coverage from 90% to 100%.

In 2002 the Group did not calculate pension costs and balances under SFAS 87 for a number of small defined benefit plans. The amounts under SFAS 87 would not have been materially different from those reported in the group accounts under SSAP 24, with €1 129 million provided in the group balance sheet at 31 December 2002 and €158 million charged to the profit and loss account in 2002.

128     Unilever Annual Report and Accounts 2004

Back to Contents

Notes to the consolidated accounts
Unilever Group

18 Pensions and similar obligations (continued)

Assumptions
The assumptions in respect of principal plans used to determine the periodic expense in the table above for pensions and other retirement benefits are given in the table below:

	%	%	%	%	%	%
				Other post-	Other post-	Other post-
	Pension	Pension	Pension	employment	employment	employment
	plans	plans	plans	benefit plans	benefit plans	benefit plans
	2004	2003	2002	2004	2003	2002

Weighted average assumptions used to determine net cost
for the principal plans for the years ended 31 December
Discount rate	5.50	5.70	6.00	6.10	6.50	7.25
Expected long-term rate of return on plan assets	7.20	6.90	7.75	n/a	n/a	n/a
Salary increases	3.70	3.60	3.75	4.50	4.30	4.50
Pension increases	2.20	2.20	2.50	n/a	n/a	n/a

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

	€ million	€ million
	1% point	1% point
	increase	decrease

Effect on total of service and interest cost components	5	(4)

Expected cash flows
During 2005 Unilever expects to make cash contributions of €315 million to funded defined benefit plans. This includes both mandatory and discretionary payments. In addition, a further €43 million is expected to be contributed to defined contribution plans.

The table below shows the expected benefit payments from defined benefit plans. The benefits paid from funded plans include amounts funded by employee contributions. The benefits paid in respect of unfunded plans are made from the Group’s cash resources.

		€ million	€ million
	Pension benefits		Other benefits
	Funded	Unfunded	Unfunded

Expected benefit payments
2005	811	222	92
2006	816	227	91
2007	842	236	94
2008	864	245	98
2009	885	250	101
2010–2014	4 665	1 384	534

Unilever Annual Report and Accounts 2004     129

Back to Contents

Notes to the consolidated accounts
Unilever Group

19 Deferred taxation

	€ million	€ million
	2004	2003

Deferred taxation on:
Accelerated depreciation	771	859
Stock reliefs	33	31
Short-term and other timing differences	(1 266)	(780)

	(462)	110
Less: asset balances reclassified as debtors due after more than one year 13	973	637

	511	747

Movements in deferred taxation liabilities:
1 January	747
Currency retranslation	31
Disposal of group companies	(8)
Profit and loss account	(593)
Effect of reclassifying asset balances	336
Other movements	(2)

31 December	511

Deferred tax balances in respect of pensions are reported as a separate component of the pensions balances. See note 18 on pages 122 to 129.

Deferred tax assets totalling €415 million in respect of unutilised foreign tax credits, tax losses and other timing differences have not been recognised at 31 December 2004 as the likelihood of future economic benefits is not assured.

20 Restructuring and other provisions
Provisions are recognised when either a legal or constructive obligation, as a result of a past event, exists at the balance sheet date and where the amount of the obligation can be reasonably estimated.

	€ million	€ million
	2004	2003

Restructuring provisions	710	445
Other provisions	638	426

Total	1 348	871

Movements in restructuring provisions:
1 January	445
Currency retranslation	(17)
Disposal of group companies	24
Profit and loss account:
New charges	714
Releases	(53)
Utilisation	(403)

31 December	710

Movements in other provisions:
1 January	426
Currency retranslation	(7)
Disposal of group companies	4
Profit and loss account
New charges	269
Releases	(40)
Utilisation	(14)

31 December	638

Restructuring provisions at the end of 2004 primarily relate to the Path to Growth initiatives described in note 4 on page 109, and amounted to €0.7 billion, the cash impact of which is expected to be a cash outflow of €0.6 billion in 2005 and €0.1 billion thereafter. Other provisions principally comprise balances held in respect of legal, environmental and other exposures. At the end of 2004, the balance includes a €169 million charge, taken in 2004, relating to the potential repayment of certain sales tax credits taken in Brazil. The cash impact of these balances is expected to be a cash outflow of €0.1 billion in 2005, and €0.5 billion thereafter.

130     Unilever Annual Report and Accounts 2004

Back to Contents

Notes to the consolidated accounts
Unilever Group

21 Capital and reserves

The following tables present combined disclosure of movements in capital and reserves of NV and PLC for the years 2004, 2003 and 2002 in order to show these changes for the Unilever Group as a whole. This information does not reflect the separate legal status of NV and PLC; information on capital and reserves attributable to each of NV and PLC is given in notes 22, 23 and 24 on pages 132 and 133.

	€ million	€ million	€ million	€ million	€ million
		Share
	Called up	premium	Other	Profit
	share capital	account	reserves	retained	Total

2004
1 January 2004	642	1 530	(2 442)	6 190	5 920
Result for the year retained	–	–	–	33	33
Goodwill movements	–	–	–	16	16
Actuarial gains/(losses) on pension schemes net of tax	–	–	–	(454)	(454)
Change in book value of shares or certificates held
in connection with share options	–	–	(331)	7	(324)
Share option credit(a)	–	–	–	222	222
Currency retranslation	–	–	38	83	121

31 December 2004	642	1 530	(2 735)	6 097	5 534

2003
1 January 2003	642	1 541	(2 144)	4 663	4 702
Result for the year retained	–	–	–	1 053	1 053
Goodwill movements	–	–	–	135	135
Actuarial gains/(losses) on pension schemes net of tax	–	–	–	(28)	(28)
Change in book value of shares or certificates held
in connection with share options	–	–	(400)	–	(400)
Share option credit(a)	–	–	–	208	208
Currency retranslation	–	(11)	102	159	250

31 December 2003	642	1 530	(2 442)	6 190	5 920

2002
1 January 2002	642	1 551	(1 663)	7 907	8 437
Result for the year retained	–	–	–	435	435
Goodwill movements	–	–	–	458	458
Actuarial gains/(losses) on pension schemes net of tax	–	–	–	(2 811)	(2 811)
Change in book value of shares or certificates held
in connection with share options	–	–	(556)	–	(556)
Share option credit(a)	–	–	–	185	185
Unrealised gain on partial disposal of a group company	–	–	–	56	56
Currency retranslation	–	(10)	75	(1 567)	(1 502)

31 December 2002	642	1 541	(2 144)	4 663	4 702

(a)	The share option credit relates to the reversal of the non-cash charge recorded against group operating profit and our share of the operating profit of associates in respect of the fair value of share options awarded to employees.

	€ million	€ million	€ million
	2004	2003	2002

Profit retained as reported	6 097	6 190	4 663
Net liabilities in respect of funded pensions and similar obligations	1 177	1 139	1 386
Liabilities in respect of unfunded pensions and similar obligations	2 741	2 620	2 550

Profit retained excluding pensions and similar obligations	10 015	9 949	8 599

As required by UK Financial Reporting Standard 4 capital and reserves can be analysed as follows:

	€ million	€ million
	2004	2003

Equity:
Ordinary capital	4 032	4 418

Non-equity:
7% Cumulative Preference	13	13
6% Cumulative Preference	73	73
4% Cumulative Preference	34	34
5 euro cents Cumulative Preference	1 382	1 382

Total non-equity	1 502	1 502

Total capital and reserves	5 534	5 920

Unilever Annual Report and Accounts 2004     131

Back to Contents

Notes to the consolidated accounts
Unilever Group

22 Called up share capital

						€ million	€ million
						Issued,	Issued,
Number	€ million	€ million		Nominal	Number	called up and	called up and
of shares	Authorised	Authorised		value	of shares	fully paid	fully paid
authorised	2004	2003	Preferential share capital NV	per share	issued	2004	2003

75 000	34	34	7% Cumulative Preference	€453.78	29 000	13	13
200 000	91	91	6% Cumulative Preference	€453.78	161 060	73	73
750 000	34	34	4% Cumulative Preference	€45.38	750 000	34	34
650 000 000	29	29	5 euro cents Cumulative Preference	€0.05	211 473 785	10	10

	188	188				130	130

			Ordinary share capital NV
1 000 000 000	508	508	Ordinary	€0.51	571 575 900	290	290
			Ordinary (Shares numbered 1
2 400	1	1	to 2 400 – ‘Special Shares’)	€453.78	2 400	1	1
			Internal holdings eliminated
	–	–	on consolidation (€453.78 shares)			(1)	(1)

	509	509				290	290

			Total NV share capital			420	420

	£ million	£ million				£ million	£ million
	2004	2003	Ordinary share capital PLC			2004	2003

9 726 834 428	136.2	136.2	Ordinary	1.4p	2 911 458 580	40.8	40.8
100 000	0.1	0.1	Deferred	£1 stock	100 000	0.1	0.1
			Internal holdings eliminated on
	–	–	consolidation (£1 stock)			(0.1)	(0.1)

	136.3	136.3	Total PLC share capital			40.8	40.8

			Euro equivalent in millions (at £1 = €5.445)			222	222

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

The 7%, 6% and 4% preference shares of NV are entitled to dividends at the rates indicated. The €0.05 preference shares of NV are entitled to a dividend of 65% of the six months Euribor interest rate on their notional value. A nominal dividend of 0.25% is paid on the deferred stock of PLC.

The 4% cumulative preference capital of NV is redeemable at par at the company‘s option either wholly or in part.

On 15 February 2005 after close of trading NV converted the €0.05 cumulative preference shares into NV ordinary shares. Upon conversion, the holders of the preference shares received one NV ordinary share for every 11.2 preference shares held. This resulted in a total of 18 881 587 NV ordinary shares being transferred to the preference shareholders. These NV ordinary shares had previously been held as treasury shares by NV. As a consequence of the conversion, the notional value of the shares was reduced to €0.05. A proposal will be put to the Annual General Meeting of NV on 10 May 2005 to cancel the preference shares upon repayment of the notional value in accordance with NV’s Articles of Association.

The other classes of preferential share capital of NV and the deferred stock of PLC are not redeemable.

For information on the rights of shareholders of NV and PLC and the operation of the Equalisation Agreement, see Corporate governance on pages 52, 53, 58 and 59.

Internal holdings
The ordinary shares numbered 1 to 2 400 (inclusive) in NV and deferred stock of PLC are held as to one half of each class by N.V. Elma, a subsidiary of NV, and one half by United Holdings Limited, a subsidiary of PLC. This capital is eliminated on consolidation. It carries the right to nominate persons for election as Directors at general meetings of shareholders. The subsidiaries mentioned above have waived their rights to dividends on their ordinary shares in NV.

Share options
The Group operates a number of share-based compensation plans involving options over ordinary shares of NV and PLC. Full details of these plans are given in note 30 on pages 138 to 147.

132     Unilever Annual Report and Accounts 2004

Back to Contents

Notes to the consolidated accounts
Unilever Group

23 Profit retained
	€ million	€ million	€ million	€ million	€ million	€ million
	NV	NV	NV	PLC	PLC	PLC
	2004	2003	2002	2004	2003	2002

Net profit	1 283	1 976	1 679	593	786	457
Preference dividends	(28)	(27)	(42)	–	–	–
Dividends on ordinary capital	(1 032)	(954)	(941)	(783)	(728)	(718)

Result for the year retained	223	995	696	(190)	58	(261)
Goodwill movements	11	99	158	5	36	300
Actuarial gains/(losses) on pension schemes net of tax	(330)	(19)	(1 220)	(124)	(9)	(1 591)
Change in book value of shares or certificates held
in connection with share options	7	–	–	–	–	–
Share option credit(a)	152	146	133	70	62	52
Unrealised gain on partial disposal of a group company	–	–	–	–	–	56
Adjustment arising from change in ownership of group companies(b)	332	(31)	1 646	(332)	31	(1 646)
Currency retranslation	48	(10)	(1 206)	35	169	(361)

Net movement during the year	443	1 180	207	(536)	347	(3 451)
Profit retained – 1 January	6 835	5 655	5 448	(645)	(992)	2 459

Profit retained – 31 December	7 278	6 835	5 655	(1 181)	(645)	(992)

Of which retained by:
Parent companies	8 339	7 304	6 581	1 548	1 527	1 590
Other group companies	(961)	(388)	(895)	(2 727)	(2 171)	(2 593)
Joint ventures and associates	(100)	(81)	(31)	(2)	(1)	11

	7 278	6 835	5 655	(1 181)	(645)	(992)

Cumulative goodwill written off directly to reserves	(5 188)	(5 199)	(5 298)	(2 058)	(2 063)	(2 099)

(a)	The share option credit relates to the reversal of the non-cash charge recorded against group operating profit and our share of operating profit of associates in respect of the fair value of share options awarded to employees.
(b)	During 2002, as part of the legal and fiscal integration of the Bestfoods businesses, a number of internal ownership changes took place. These internal transactions, which took place at fair value, did not involve any third party and therefore had no effect on the results or net assets of the consolidated Unilever Group. The historical cost of the net assets of the business transferred by PLC was greater than the historical cost of the net assets of the business transferred by NV. As it would be inappropriate to recognise revaluations to assets and liabilities of the Group arising from internal transactions, this imbalance led to NV recording an unrealised gain of €1 646 million on the transfer while PLC recorded an equal and opposite goodwill balance which is eliminated on consolidation. Further reorganisations in 2003 and 2004 produced a similar type of adjustment as well as a short-term timing difference in the payment of intra-group dividends.

24 Other reserves

	€ million	€ million	€ million	€ million	€ million	€ million
	NV	NV	NV	PLC	PLC	PLC
	2004	2003	2002	2004	2003	2002

Adjustment on translation of PLC‘s ordinary capital
at £1 = Fl. 12 = €5.445	–	–	–	(164)	(164)	(159)
Capital redemption reserve	–	–	–	16	16	18
Book value of shares or certificates held in connection
with share options	(2 035)	(1 783)	(1 534)	(552)	(511)	(469)

	(2 035)	(1 783)	(1 534)	(700)	(659)	(610)

The effect of the change in number of shares or certificates held in connection with share options on the other reserves of NV was €(252) million (2003: €(249) million; 2002: €(426) million) and for PLC was €(41) million (2003: €(42) million; 2002: €(51) million).

Unilever Annual Report and Accounts 2004     133

Back to Contents

Notes to the consolidated accounts
Unilever Group

25 Commitments and contingent liabilities

	Under operating leases		Under finance leases
	€ million	€ million	€ million	€ million
	2004	2003	2004	2003

Long-term lease commitments in respect of:
Land and buildings	1 485	1 462	91	–
Other tangible fixed assets	410	419	194	–

	1 895	1 881	285	–

The commitments fall due as follows:
Within 1 year	334	321	55	–
After 1 year but within 2 years	280	283	53	–
After 2 years but within 3 years	250	244	49	–
After 3 years but within 4 years	231	227	47	–
After 4 years but within 5 years	193	205	6	–
After 5 years	607	601	75	–

	1 895	1 881	285	–

New finance leases mainly consist of sale and leaseback transactions.

	€ million	€ million
	2004	2003

Other commitments	964	655
Of which payable within one year	291	315

Other commitments principally comprise commitments under contracts to purchase materials and services.

Contingent liabilities are either possible obligations that will probably not require a transfer of economic benefits, or present obligations that may, but probably will not, require a transfer of economic benefits. It is not appropriate to make provisions for contingent liabilities, but there is a chance that they will turn into an obligation in the future.

Examples of the first type of contingent liability arise in respect of litigation against group companies, investigations by competition, regulatory and fiscal authorities and obligations arising under environmental legislation. The estimated total of such contingent liabilities at 31 December 2004 was some €275 million (2003: €384 million).

Examples of the second type of contingent liability are guarantees issued by group companies. At 31 December 2004 these amounted to some €143 million (2003: €166 million). Guarantees given by parent or group companies that relate to liabilities already included in these consolidated accounts are excluded from this total.

The total value of guarantees which arose or were revised in 2004 was €80 million. The fair value of guarantees is not material.

26 Acquisition and disposal of group companies

Acquisitions
The net assets and results of acquired companies are included in the consolidated accounts from their respective dates of acquisition. The following tables set out the effect of acquisitions of group companies in 2004 on the consolidated balance sheet. Acquisition accounting (purchase accounting) has been applied in all cases. The fair values currently established for all acquisitions made in 2004 are provisional. The goodwill arising on these transactions has been capitalised and is being amortised over 20 years in accordance with our declared accounting policies as set out on page 97.

During 2004 an additional investment into Langholm Capital Partners Fund was made and classified as an acquisition. We also purchased some minority interests in subsidiary companies.

In 2003 the principal transaction was the acquisition at the end of March of the remaining shares in Asian food businesses from our joint venture partner Ajinomoto of Japan. These businesses are now consolidated as subsidiaries.

134     Unilever Annual Report and Accounts 2004

Back to Contents

Notes to the consolidated accounts
Unilever Group

26 Acquisition and disposal of group companies (continued)
	€ million	€ million	€ million
		Provisional
		adjustments	Provisional
	Balance sheets	to align	fair values
	of acquired	accounting	at date of
	businesses	policies	acquisition

2004 acquisitions
Fixed assets	24	(4)	20
Creditors	(2)	–	(2)
Minority interest	5	7	12

Net assets acquired	27	3	30

	€ million	€ million	€ million
	2004	2003	2002

Acquisitions
Net assets acquired	30	152	37
Adjustments to acquisitions made in prior years	–	75	–
Goodwill and intangible assets arising in subsidiaries	10	235	116

Consideration	40	462	153

Of which:
Cash 28	40	262	57
Cash balances of businesses acquired 28	–	(10)	–
Current investments, cash deposits and borrowings of businesses acquired	–	25	77
Non-cash items and deferred consideration	–	185	(57)
Fair value of Unilever business contributed	–	–	76

Disposals
The results of disposed businesses are included in the consolidated accounts up to their date of disposal. The principal disposals in 2004 were Puget oils in France, the frozen pizza and baguette businesses in various countries in Europe, Rit, Niagara, Final Touch and Sunlight in North America, Capullo, Mazola and Inca in Chile and Mexico and Dalda oils in Pakistan. Our chemicals business in India (Hindustan Lever Chemicals) was merged with Tata Chemicals. Various other smaller brands were also sold as part of our Path to Growth strategy. In 2003, the principal disposals were Ambrosia in the United Kingdom, John West in Australasia, cheese businesses in Austria and Germany and the Pamol oil business in Malaysia. Various trademarks were sold as part of our Path to Growth strategy, including Brut in the US and Latin America and a number of oral care brands in the US.

	€ million	€ million	€ million
	2004	2003	2002

Disposals
Goodwill and intangible assets	23	127	274
Other fixed assets	52	205	531
Current assets	145	111	776
Creditors	(34)	(63)	(330)
Provisions for liabilities and charges	(9)	(15)	(100)
Minority interest	(25)	(5)	3

	152	360	1 154
33% interest in DiverseyLever	–	–	(114)

Net assets sold	152	360	1 040
Specific provisions related to the disposal	–	–	159
Attributable goodwill	16	135	458
Profit on sale attributable to Unilever	324	379	249

Consideration	492	874	1 906

Of which:
Cash 28	417	889	1 834
Cash balances of businesses sold 28	(4)	(17)	(34)
Current investments, cash deposits and borrowings of businesses sold	39	2	19
Non-cash items and deferred consideration	40	–	217
Fair value of Johnson Professional business acquired	–	–	(130)

Unilever Annual Report and Accounts 2004     135

Back to Contents

Notes to the consolidated accounts
Unilever Group

27 Reconciliation of group operating profit to operating cash flows

	€ million	€ million	€ million
	2004	2003	2002

Group operating profit	3 411	5 483	5 007
Depreciation, amortisation and impairment	2 859	2 038	2 582
Changes in working capital:
Stocks	220	(107)	(98)
Debtors	294	547	88
Creditors	30	(640)	382
Pensions and similar provisions less payments	(457)	(147)	(109)
Restructuring and other provisions less payments	575	(208)	(53)
Elimination of (profits)/losses on disposals	(295)	(357)	(143)
Non-cash charge for share options	218	208	185
Other adjustments	(2)	(37)	42

Cash flow from group operating activities	6 853	6 780	7 883

Cash flow from exceptional items included in the group operating profit above comprises:

	€ million	€ million	€ million
	2004	2003	2002

Restructuring	(358)	(407)	(406)
Business disposals	233	889	1 834
Other, including asset disposals	126	18	229

Total	1	500	1 657

Of which related to items included in group operating profit in the current year	156	846	2 064
Of which related to items included in group operating profit in prior years	(155)	(346)	(407)

Total	1	500	1 657

The cash flows of pension funds (other than contributions and other direct payments made by the Group in respect of pensions and similar obligations) are not included in the Group cash flow statement.

136     Unilever Annual Report and Accounts 2004

Back to Contents

Notes to the consolidated accounts
Unilever Group

28 Analysis of cash flows for headings netted in the cash flow statement

	€ million	€ million	€ million
	2004	2003	2002

Returns on investments and servicing of finance
Dividends from other fixed investments	14	8	8
Interest received	168	304	324
Interest paid	(759)	(1 114)	(1 467)
Preference dividend paid	(28)	(27)	(31)
Dividends and other payments to minority shareholders	(202)	(351)	(220)

Total	(807)	(1 180)	(1 386)

Capital expenditure and financial investment
Purchase of intangible assets	(2)	(3)	(18)
Purchase of tangible fixed assets	(978)	(1 038)	(1 295)
Disposal of tangible fixed assets	151	168	233
Cash inflow from sale and leaseback transactions resulting in operating leases	71	–	–
Acquisition/disposal of fixed investments	46	249	(68)
Purchase of own shares	(332)	(400)	(558)

Total	(1 044)	(1 024)	(1 706)

Acquisitions and disposals
Acquisition of group companies 26	(40)	(262)	(57)
Cash balances of businesses acquired 26	–	10	–
Consideration paid in respect of acquisitions made in previous years	(158)	–	–
Disposal of group companies 26	417	889	1 834
Cash balances of businesses sold 26	(4)	(17)	(34)
Payments in advance for future disposals	101	–	–
Consideration received in respect of disposals made in previous years	–	2	12

Total	316	622	1 755

Management of liquid resources
Purchase of current investments	(60)	(137)	(219)
Sale of current investments	88	48	30
(Increase)/decrease in cash on deposit	(59)	48	(403)

Total	(31)	(41)	(592)

Financing
Issue/purchase of shares by group companies to/(from) minority shareholders	8	5	9
Capital injection to joint ventures	(15)	(13)	–
Debt due within one year:
Increases	2 123	4 068	2 698
Repayments	(5 950)	(7 378)	(8 834)
Debt after one year:
Increases	843	509	3 195
Repayments	(58)	(108)	(146)
Cash inflow from sale and leaseback transactions resulting in finance leases	187	–	–
Capital element of finance lease payments	(59)	–	–

Total	(2 921)	(2 917)	(3 078)

Included as liquid resources are term deposits of less than one year, capital market instruments, government securities and A- or higher rated money market instruments.

The cash flows of pension funds (other than contributions and other direct payments made by the Group in respect of pensions and similar obligations) are not included in the Group cash flow statement.

Unilever Annual Report and Accounts 2004     137

Back to Contents

Notes to the consolidated accounts
Unilever Group

29 Analysis of net debt
	€ million	€ million	€ million	€ million	€ million	€ million
			Acquisitions/
			disposals	Other
	1 January	Cash	(excl. cash &	non-cash	Currency	31 December
	2004	flow	overdrafts)	changes	movements	2004

Cash on call and in hand	1 304	(806)			506	1 004
Overdrafts	(320)	134			2	(184)

		(672)

Borrowings due within one year	(7 114)	3 827	41	(1 910)	185	(4 971)
Borrowings due after one year	(8 466)	(785)	–	2 115	243	(6 893)
Finance leases	–	(128)	–	(81)	(9)	(218)

		2 914

Current investments	1 491	(28)	(2)	(443)	(2)	1 016
Cash on deposit	550	59	–	–	(26)	583

		31

Net debt	(12 555)	2 273	39	(319)	899	(9 663)

Other non-cash changes include (i) profits and losses on disposal and adjustments to realisable value of current investments; (ii) exchange gains and losses on inter-company borrowings and related derivatives; (iii) the reclassification of long-term borrowings falling due within one year at the balance sheet date; and (iv) the reclassification of finance leases entered into in previous years.

New finance leases mainly consist of sale and leaseback transactions.

30 Share-based compensation plans
As at 31 December 2004, the Group had a number of share-based compensation plans:

(i)   All-Employee Option Plans
Local All-Employee Option Plans have been set up in 16 countries to enhance employee involvement with Unilever and its performance by providing a potential financial benefit linked to the Unilever share price. There are no individual performance targets to be met. The plans are aimed at participation by permanent employees in the country where the relevant plans apply.

(ii)   Executive Option Plans
The Executive Option Plans were introduced in 1985 to reward key employees throughout the world for their contribution to the enhancement of the Group’s longer-term future and their commitment to the Group over a sustained period. The grant is dependent on performance of the Group and the individual.

(iii)   Share Matching Plans
If managers invest part of their annual bonus in Unilever shares, the company will match this with the same number of shares on the condition that they keep all shares for an agreed number of years and will still be employed by Unilever on the vesting date.

(iv)   The TSR Long-Term Incentive Plan
This plan was introduced in 2001 and, depending on the TSR ranking (see page 80) of Unilever in comparison with its peer group, it will potentially award top executives on the vesting date three years later with between 0% and 200% of the original conditional award.

(v)   The North American Performance Share Plan
A long-term incentive plan for North American managers, awarding Unilever shares if company performance targets are met over a three-year period.

(vi)   The Restricted Share Plan
Restricted shares have been awarded to a select number of executives for special performance. After the agreed number of years the awards will vest provided the executives are still employed by Unilever at that time.

(vii)   Other plans
A cash-settled share-based retention plan was introduced in 2004 for a number of key executives.

Unilever will not grant share options in total in respect of executive share-based plans for more than 5% of its issued ordinary capital, and for all plans together, for more than 10% of its issued ordinary capital. The Boards do not apportion these limits to each plan separately.

In recent years we have met the obligations under our share option and award plans by purchasing shares in advance and transferring them, in return for the exercise price, to Executive Directors and employees as the options are exercised or the awards vest.

The numbers in this note include those for Executive Directors shown in the Remuneration report on page 79 to 81. No awards were made to Executive Directors in 2004, 2003 or 2002 under the North American Performance Share Plan, the Restricted Share Plan or the cash-settled share-based retention plan. Non-Executive Directors do not participate in any of the share-based compensation plans.

138     Unilever Annual Report and Accounts 2004

Back to Contents

Notes to the consolidated accounts
Unilever Group

30 Share-based compensation plans (continued)
From 1 January 2003, for US GAAP purposes, Unilever adopted SFAS 123. The economic fair value of the awards is calculated using an option pricing model (usually an adjusted Black-Scholes or multinomial model) and the resulting cost is recognised as remuneration cost amortised over the vesting period of the grant. Variable plans, being those with performance criteria other than a service period, are also accounted for in accordance with SFAS 123. The actual remuneration cost charged in each period is shown below.

	€ million	€ million	€ million
	2004	2003	2002

All-Employee Option Plans	17	19	22
Executive Option Plans	105	101	88
Share Matching Plans	21	18	12
TSR Long-Term Incentive Plan	9	8	4
North American Performance Share Plan	64	59	53
Restricted Share Plan	–	3	6
Other Plans	2	–	–

	218	208	185

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

The table below summarises the main country-specific differences between the plans under which grants were made in 2004:

	Maximum term	Vesting period
Country (year of introduction)	Years	Years	Exercise period	Remarks

Austria (2001)	5	3	24 months
Belgium (2001)	5	3.5	18 months
Denmark (2001)	5	3	24 months
Finland (2001)	5	3	24 months	On 3rd, 4th or 5th anniversary
France (2000)	5	4	12 months
Germany (2000)	5	3	24 months
Ireland (2002)	5	3	24 months
Italy (2001)	5	3	24 months
Netherlands (1995)	5	0	5 years	Keep shares during the first 3 years after grant
Portugal (2001)	3.5	3	6 months
Spain (2001)	5	3	24 months
Switzerland (2001)	5	3	24 months
UK (1985)	5.5	5	6 months	ShareSave plan
South Africa (2001)	3.5	3	6 months	Optional sharesave plan

No grants were made in Sweden or North America in 2004.

Unilever Annual Report and Accounts 2004     139

Back to Contents

Notes to the consolidated accounts
Unilever Group

30 Share-based compensation plans (continued)
A summary of the status of the All-Employee Plans as at 31 December 2004, 2003 and 2002 and changes during the years ended on these dates is presented below:

		2004		2003		2002
		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average
	options	exercise price	options	exercise price	options	exercise price

NV shares of €0.51
Outstanding at 1 January	4 480 673	€60.24	4 026 430	€63.38	3 109 260	€60.56
Granted	1 266 960	€54.33	1 356 143	€51.01	1 589 107	€67.90
Exercised	(26 883)	€51.62	(21 254)	€54.48	(322 625)	€58.72
Forfeited	(308 593)	€59.63	(748 773)	€61.61	(349 312)	€63.24
Expired(a)	(159 095)	€63.65	(131 873)	€57.63	–	–

Outstanding at 31 December	5 253 062	€58.79	4 480 673	€60.24	4 026 430	€63.38

Exercisable at 31 December	1 740 399	€60.71	683 702	€57.24	231 979	€67.90

PLC shares of 1.4p
Outstanding at 1 January	17 071 055	£5.28	18 005 592	£5.17	22 002 314	£4.61
Granted	2 287 826	£5.28	2 667 950	£5.72	4 122 000	£6.06
Exercised	(247 261)	£4.55	(570 578)	£4.57	(5 771 480)	£3.78
Forfeited	(2 567 876)	£5.46	(2 809 935)	£5.30	(2 347 242)	£4.90
Expired(a)	(2 329 440)	£5.78	(221 974)	£3.68	–	–

Outstanding at 31 December	14 214 304	£5.17	17 071 055	£5.28	18 005 592	£5.17

Exercisable at 31 December	1 705 467	£5.14	1 978 465	£5.88	430 696	£3.71

NV New York shares of €0.51
Outstanding at 1 January	146 760	$55.44	149 431	$54.11	–	–
Granted	–	–	162 745	$55.25	149 431	$54.11
Exercised	(123 843)	$55.44	(145 867)	$54.05	–	–
Forfeited	(22 917)	$55.44	(19 549)	$54.11	–	–
Expired(a)	–	–	–	–	–	–

Outstanding at 31 December	–	–	146 760	$55.44	149 431	$54.11

Exercisable at 31 December	–	–	–	–	–	–

(a)	Prior to 2003 the number of expired options was immaterial.

	2004	2003	2002

NV option value information(b)
Fair value per option(c)	€9.37	€8.86	€14.66
Valuation assumptions
Expected option term	3.2 years	3.6 years	3.8 years
Expected volatility	27.5%	27.5%	26.8%
Expected dividend yield	3.3%	3.4%	2.4%
Risk-free interest rate	3.1%	2.5%	4.5%

PLC option value information(b)
Fair value per option(c)	£1.06	£1.13	£1.57
Valuation assumptions
Expected option term	4.3 years	4.4 years	4.7 years
Expected volatility	27.5%	27.5%	28.5%
Expected dividend yield	3.5%	3.0%	2.5%
Risk-free interest rate	5.1%	3.7%	5.2%

NV New York shares option value information(b)
Fair value per option(c)	–	$9.14	$8.57
Valuation assumptions
Expected option term	–	1 year	1 year
Expected volatility	–	27.5%	25.2%
Expected dividend yield	–	3.3%	2.5%
Risk-free interest rate	–	1.8%	1.2%

(b) Weighted average of options granted during each period.
(c) Estimated using Black-Scholes option pricing method.

140     Unilever Annual Report and Accounts 2004

Back to Contents

Notes to the consolidated accounts
Unilever Group

30 Share-based compensation plans (continued)
The exercise prices and remaining life of the All-Employee Option Plans as at 31 December 2004 are as follows:

			Options outstanding		Options exercisable

			Weighted
		Number	average		Number
		outstanding at	remaining	Weighted	exercisable at	Weighted
	Range of	31 December	contractual	average	31 December	average
	exercise prices	2004	life	exercise price	2004	exercise price

NV shares of €0.51	€51.00 – €56.72	2 929 913	3 years	€52.72	627 782	€52.63
	€64.30 – €70.00	2 323 149	2 years	€66.45	1 112 617	€65.27

PLC shares of 1.4p	£4.25 – £6.20	14 214 304	2 years	£5.17	1 705 467	£5.14

Executive Option Plans
The Executive Option Plans are made up of the following plans, under which options are granted to key employees of the Group on a discretionary basis:

The NV Executive Option Plan
The NV Executive Option Plan provides for the granting of options to purchase shares of Unilever N.V. and, from 1997 onwards, also shares of Unilever PLC, at a price not lower than the market price on the day the options were granted. These options become exercisable after a three-year period from the date of grant. The options have a maximum term of five years for the grants made up to 1998 and of ten years for subsequent grants.

The PLC Executive Option Plan
The PLC Executive Option Plan provides for the granting of options to purchase shares of Unilever PLC and from 1997 onwards, also shares of Unilever N.V., at a price not lower than the market price on the day the options were granted. These options become exercisable after a three-year period from the date of grant and have a maximum term of ten years.

The NA Executive Option Plan
The NA Executive Option Plan is covered by the North America 2002 Omnibus Equity Compensation Plan and provides for the granting of options to purchase a maximum of 40.5 million shares in Unilever N.V. of the New York Registry, and 262.0 million shares of Unilever PLC, at a price not lower than the market value on the day the options are granted. These options become exercisable over a three-year period from the date of grant and have a maximum term of ten years.

Managers working in India can participate in an Executive Option Plan relating to Hindustan Lever Limited’s shares. As these are neither NV nor PLC shares, no figures for this plan are disclosed in this note, but the fair value costs (2004: €3 million; 2003: €3 million; 2002: €2 million) are included in the costs of Executive Option Plans on page 139.

A summary of the status of the Executive Option Plans as at 31 December 2004, 2003 and 2002 and changes during the years ended on these dates is presented below:

		2004		2003		2002
		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average
	options	exercise price	options	exercise price	options	exercise price

NV shares of €0.51
Outstanding at 1 January	13 533 478	€59.80	11 139 397	€61.71	8 198 049	€58.95
Granted	2 398 183	€54.22	3 508 997	€55.03	3 658 548	€66.84
Exercised	(222 975)	€51.85	(35 315)	€48.64	(373 219)	€51.37
Forfeited	(1 041 460)	€59.24	(646 555)	€61.27	(343 981)	€62.73
Expired(a)	–	–	(433 046)	€69.18	–	–

Outstanding at 31 December	14 667 226	€59.05	13 533 478	€59.80	11 139 397	€61.71

Exercisable at 31 December	5 898 593	€58.79	4 546 269	€58.26	4 795 216	€59.84

PLC shares of 1.4p
Outstanding at 1 January	89 760 385	£5.39	75 140 770	£5.28	57 255 712	£4.96
Granted	15 616 482	£5.21	22 848 640	£5.85	23 811 993	£5.83
Exercised	(3 586 509)	£4.25	(1 570 256)	£4.05	(3 931 699)	£3.96
Forfeited	(5 817 823)	£5.39	(3 749 776)	£5.53	(1 995 236)	£5.48
Expired(a)	–	–	(2 908 993)	£6.61	–	–

Outstanding at 31 December	95 972 535	£5.41	89 760 385	£5.39	75 140 770	£5.28

Exercisable at 31 December	38 324 985	£4.99	30 704 526	£4.87	33 370 192	£5.07

(a)	Prior to 2003 the number of expired options was immaterial.

Unilever Annual Report and Accounts 2004     141

Back to Contents

Notes to the consolidated accounts
Unilever Group

30 Share-based compensation plans (continued)

		2004		2003		2002
		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average
	options	exercise price	options	exercise price	options	exercise price

NV New York shares of €0.51
Outstanding at 1 January	3 601 264	$54.83	3 221 014	$52.54	2 736 921	$49.23
Granted	429 142	$65.93	706 632	$58.48	755 295	$59.44
Exercised	(641 245)	$41.10	(278 763)	$36.15	(242 276)	$36.00
Forfeited	(51 705)	$66.41	(47 619)	$63.61	(28 926)	$57.52
Expired(a)	–	–	–	–	–	–

Outstanding at 31 December	3 337 456	$58.72	3 601 264	$54.83	3 221 014	$52.54

Exercisable at 31 December	2 439 155	$57.62	2 275 533	$53.22	1 888 079	$50.10

PLC shares of 1.4p in the form of ADRs(d)
Outstanding at 1 January	20 778 836	$8.32	16 997 152	$8.06	12 744 844	$7.89
Granted	2 836 492	$9.63	4 671 336	$9.13	4 994 640	$8.42
Exercised	(1 940 440)	$7.47	(600 348)	$7.04	(598 300)	$7.14
Forfeited	(307 380)	$9.51	(289 304)	$8.92	(144 032)	$8.40
Expired(a)	–	–	–	–	–	–

Outstanding at 31 December	21 367 508	$8.55	20 778 836	$8.32	16 997 152	$8.06

Exercisable at 31 December	15 475 612	$8.31	12 040 552	$8.15	8 175 172	$8.29

(a)	Prior to 2003 the number of expired options was immaterial.
(d)	1 ADR is equivalent to 4 PLC shares.

	2004	2003	2002

NV option value information(b)
Fair value per option(c)
NV Executive Option Plan	€11.43	€12.43	€18.74
PLC Executive Option Plan	£7.67	£8.41	£11.59
NA Executive Option Plan	$13.45	$12.42	$16.32
Valuation assumptions
Expected option term	5.9 years	6.0 years	6.0 years
Expected volatility	27.5%	27.5%	27.6%
Expected dividend yield	3.3%	3.2%	2.4%
Risk-free interest rate	3.1%	3.5%	5.0%

PLC option value information(b)
Fair value per option(c)
NV Executive Option Plan	€1.78	€2.14	€2.62
PLC Executive Option Plan	£1.20	£1.45	£1.62
NA Executive Option Plan	$1.92	$2.05	$2.23
Valuation assumptions
Expected option term	5.9 years	6.0 years	6.0 years
Expected volatility	27.5%	27.5%	27.1%
Expected dividend yield	3.5%	2.8%	2.6%
Risk-free interest rate	4.3%	4.0%	5.3%

(b)	Weighted average of options granted during each period.
(c)	Estimated using Black-Scholes option pricing method.

142     Unilever Annual Report and Accounts 2004

Back to Contents

Notes to the consolidated accounts
Unilever Group

30 Share-based compensation plans (continued)
The exercise prices and remaining life of the Executive Option Plans as at 31 December 2004 are as follows:

			Options outstanding		Options exercisable

		Number	Weighted		Number
		outstanding	average		exercisable
		at 31	remaining	Weighted	at 31	Weighted
	Range of	December	contractual	average	December	average
	exercise prices	2004	life	exercise price	2004	exercise price

NV shares of €0.51	€42.79 - €60.85	9 982 061	8 years	€55.69	4 449 000	€56.90
	€63.50 - €73.97	4 685 165	6 years	€66.21	1 449 593	€64.61

PLC shares of 1.4p	£3.07 - £4.29	7 722 504	5 years	£4.12	7 722 504	£4.12
	£4.75 - £5.55	44 080 270	7 years	£5.16	29 047 011	£5.14
	£5.77 - £6.79	44 169 761	8 years	£5.88	1 555 470	£6.68

NV New York shares of €0.51	$31.95 - $33.89	109 137	1 year	$33.62	109 137	$33.62
	$41.16 - $59.40	2 284 627	7 years	$55.66	1 775 936	$54.82
	$60.05 - $76.69	943 692	6 years	$69.02	554 082	$71.33

PLC shares of 1.4p in the form of ADRs(d)	$5.56 -$7.73	6 545 464	6 years	$7.11	6 545 464	$7.11
	$8.35 - $10.85	14 822 044	7 years	$9.19	8 930 148	$9.19

(d)	1 ADR is equivalent to 4 PLC shares.

Share Matching Plans
Under these plans managers can invest up to 25% of their gross bonus in Unilever shares. The company matches this with the same number of shares on condition that all shares are held for the agreed period (three years from 2002 onwards), and that the manager has not resigned from Unilever at the end of this period. The North American managers participate in the North American Share Bonus Plan, the others in the Variable Pay in Shares Plan.

A summary of the status of the Share Matching Plans as at 31 December 2004, 2003 and 2002 and changes during the years ended on these dates is presented below:

		2004		2003		2002
		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average
	shares	price	shares	price	shares	price

NV shares of €0.51
Outstanding at 1 January	373 846	€0.00	225 404	€0.00	77 613	€0.00
Awarded	85 789	€0.00	153 483	€0.00	148 990	€0.00
Exercised	(12 115)	€0.00	(2 664)	€0.00	(143)	€0.00
Forfeited	(7 432)	€0.00	(2 377)	€0.00	(1 056)	€0.00

Outstanding at 31 December	440 088	€0.00	373 846	€0.00	225 404	€0.00

Exercisable at 31 December	–	–	–	–	–	–

PLC shares of 1.4p
Outstanding at 1 January	2 594 187	£0.00	1 627 386	£0.00	570 703	£0.00
Awarded	630 832	£0.00	1 002 635	£0.00	1 065 406	£0.00
Exercised	(90 113)	£0.00	(18 910)	£0.00	(1 053)	£0.00
Forfeited	(51 097)	£0.00	(16 924)	£0.00	(7 670)	£0.00

Outstanding at 31 December	3 083 809	£0.00	2 594 187	£0.00	1 627 386	£0.00

Exercisable at 31 December	–	–	–	–	–	–

Unilever Annual Report and Accounts 2004     143

Back to Contents

Notes to the consolidated accounts
Unilever Group

30 Share-based compensation plans (continued)

		2004		2003		2002
		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average
	shares	price	shares	price	shares	price

NV New York shares of €0.51
Outstanding at 1 January	167 156	$0.00	116 485	$0.00	29 255	$0.00
Awarded	57 504	$0.00	52 889	$0.00	87 743	$0.00
Exercised	(143)	$0.00	–	–	–	–
Forfeited	(2 810)	$0.00	(2 218)	$0.00	(513)	$0.00

Outstanding at 31 December	221 707	$0.00	167 156	$0.00	116 485	$0.00

Exercisable at 31 December	–	–	–	–	–	–

PLC shares of 1.4p in the form of ADRs(d)
Outstanding at 1 January	1 133 728	$0.00	810 248	$0.00	214 752	$0.00
Awarded	392 440	$0.00	338 560	$0.00	599 064	$0.00
Exercised	(992)	$0.00	–	–	–	–
Forfeited	(19 024)	$0.00	(15 080)	$0.00	(3 568)	$0.00

Outstanding at 31 December	1 506 152	$0.00	1 133 728	$0.00	810 248	$0.00

Exercisable at 31 December	–	–	–	–	–	–

(d) 1 ADR is equivalent to 4 PLC shares.
	2004	2003	2002

NV share award value information(b)
Fair value per share award
NV/PLC Plan	€54.72	€55.45	€69.14
North American Plan	$70.30	$56.63	$58.68

PLC share award value information(b)
Fair value per share award
NV/PLC Plan	£5.29	£5.87	£6.17
North American Plan	$10.34	$8.83	$8.58

(b) Weighted average of share awards granted during each period.

The TSR Long-Term Incentive Plan
Under this plan, introduced in 2001, grants are made to Executive Directors and some senior executives. The level of share award which will vest three years later will vary in accordance with the Total Shareholder Return in comparison with a peer group (see description on pages 23 and 80). If the ranking is below the median, the share award will lapse; the higher the ranking above the median, the higher the share award.

A summary of the status of the TSR Long-Term Incentive Plan as at 31 December 2004, 2003 and 2002 and changes during the year ended on these dates is presented below:

		2004		2003		2002
		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average
	shares	price	shares	price	shares	price

NV shares of €0.51
Outstanding at 1 January	327 345	€0.00	188 514	€0.00	71 564	€0.00
Awarded	120 526	€0.00	138 831	€0.00	118 445	€0.00
Exercised	(71 564)	€0.00	–	–	–	–
Forfeited	(15 478)	€0.00	–	–	(1 495)	€0.00

Outstanding at 31 December	360 829	€0.00	327 345	€0.00	188 514	€0.00

Exercisable at 31 December	–	–	–	–	–	–

PLC shares of 1.4p
Outstanding at 1 January	2 249 384	£0.00	1 360 874	£0.00	533 481	£0.00
Awarded	829 159	£0.00	888 510	£0.00	837 973	£0.00
Exercised	(533 481)	£0.00	–	–	–	–
Forfeited	(104 752)	£0.00	–	–	(10 580)	£0.00

Outstanding at 31 December	2 440 310	£0.00	2 249 384	£0.00	1 360 874	£0.00

Exercisable at 31 December	–	–	–	–	–	–

144     Unilever Annual Report and Accounts 2004

Back to Contents

Notes to the consolidated accounts
Unilever Group

30 Share-based compensation plans (continued)
	2004	2003	2002

NV share award value information
Fair value per share award(e)	€41.81	€43.57	€26.94

PLC share award value information
Fair value per share award(e)	£4.02	£4.63	£2.41

(e) Estimated using option pricing models taking account of peer group TSR volatilities and correlations.

The North American Performance Share Plan
This long-term incentive plan for North American managers, introduced in 2001, awards Unilever shares if company targets are met over a three-year period.

A summary of the status of the North American Performance Share Plan as at 31 December 2004, 2003 and 2002 and changes during the years ended on these dates is presented below:

		2004		2003		2002
		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average
	shares	price	shares	price	shares	price

NV New York shares of €0.51
Outstanding at 1 January	1 771 343	$0.00	1 223 292	$0.00	625 451	$0.00
Awarded	543 479	$0.00	563 982	$0.00	639 396	$0.00
Exercised	(600 707)	$0.00	–	–	–	–
Forfeited	(24 039)	$0.00	(15 931)	$0.00	(41 555)	$0.00

Outstanding at 31 December	1 690 076	$0.00	1 771 343	$0.00	1 223 292	$0.00

Exercisable at 31 December	–	–	–	–	–	–

PLC shares of 1.4p in the form of ADRs(d)
Outstanding at 1 January	13 202 916	$0.00	9 130 532	$0.00	4 665 064	$0.00
Awarded	4 057 444	$0.00	4 191 296	$0.00	4 769 348	$0.00
Exercised	(4 482 896)	$0.00	–	–	–	–
Forfeited	(157 956)	$0.00	(118 912)	$0.00	(303 880)	$0.00

Outstanding at 31 December	12 619 508	$0.00	13 202 916	$0.00	9 130 532	$0.00

Exercisable at 31 December	–	–	–	–	–	–

(d) 1 ADR is equivalent to 4 PLC shares.
	2004	2003	2002

NV share award value information(b)
Fair value per share award	$65.98	$58.35	$59.00

PLC share award value information(b)
Fair value per share award	$9.64	$9.14	$8.35

(b) Weighted average of share awards granted during each period.

Unilever Annual Report and Accounts 2004     145

Back to Contents

Notes to the consolidated accounts
Unilever Group

30 Share-based compensation plans (continued)

The Restricted Share Plan
In specific one-off cases a number of executives are awarded the right to receive NV and PLC shares at a specified date in the future, on the condition that they are still employed by Unilever at that time.

A summary of the status of the Restricted Share Plan as at 31 December 2004, 2003 and 2002 and changes during the years ended on these dates is presented below:

		2004		2003		2002
		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average
	shares	price	shares	price	shares	price

NV shares of €0.51
Outstanding at 1 January	40 498	€0.00	250 607	€0.00	381 328	€0.00
Awarded	7 595	€0.00	48 269	€0.00	37 380	€0.00
Exercised	(380)	€0.00	(258 378)	€0.00	(160 405)	€0.00
Forfeited	–	–	–	–	(7 696)	€0.00

Outstanding at 31 December	47 713	€0.00	40 498	€0.00	250 607	€0.00

PLC shares of 1.4p
Outstanding at 1 January	216 382	£0.00	1 854 816	£0.00	2 815 138	£0.00
Awarded	13 681	£0.00	275 848	£0.00	275 502	£0.00
Exercised	(2 502)	£0.00	(1 914 282)	£0.00	(1 178 708)	£0.00
Forfeited	–	–	–	–	(57 116)	£0.00

Outstanding at 31 December	227 561	£0.00	216 382	£0.00	1 854 816	£0.00

	2004	2003	2002

NV share award value information(b)
Fair value per share award	€53.43	€52.48	€64.21

PLC share award value information(b)
Fair value per share award	£5.30	£5.32	£5.65

(b) Weighted average of share awards granted during each period.

Other plans
During 2004 Unilever has offered a special cash award to selected senior managers with the purpose of retaining them. This cash-settled share-based plan provides a payment after three years, on the condition of continued employment with the Group.

A summary of the status of the other plans as at 31 December 2004 and changes during the year then ended is presented below:

		2004
		Weighted
	Number of	average
	shares	price

NV €0.51 share substitute
Outstanding at 1 January	–	–
Awarded	300 000	€0.00
Exercised	–	–
Forfeited	–	–

Outstanding at 31 December	300 000	€0.00

PLC 1.4p share substitute
Outstanding at 1 January	–	–
Awarded	2 000 000	£0.00
Exercised	–	–
Forfeited	–	–

Outstanding at 31 December	2 000 000	£0.00

146     Unilever Annual Report and Accounts 2004

Back to Contents

Notes to the consolidated accounts
Unilever Group

30 Share-based compensation plans (continued)

Additional information
At 31 December 2004, there were options outstanding to purchase 20 835 073 (2003: 19 625 369) €0.51 ordinary NV shares, and 102 249 614 (2003: 96 512 423) 1.4p ordinary PLC shares in respect of share-based compensation plans of NV and its subsidiaries and the North American plans, and 5 183 084 (2003: 4 816 994) €0.51 ordinary NV shares and 49 182 073 (2003: 50 494 450) 1.4p ordinary PLC shares in respect of share-based compensation plans of PLC and its subsidiaries.

To satisfy the options granted, certain group companies hold 25 120 635 (2003: 22 163 785) certificates or depositary receipts of ordinary shares of NV and 93 851 655 (2003: 84 450 131) of PLC and a forward equity contract to buy 10 000 000 PLC shares in 2006, and trusts in Jersey and the United Kingdom hold 48 888 961 (2003: 47 085 636) PLC shares. The book value of the shares held by the trusts, together with their borrowings, is taken up in the entity accounts of PLC, as required by United Kingdom Urgent Issues Task Force Abstract 38 (UITF 38). The trustees of these trusts have agreed, until further notice, to waive dividends on these shares, save for the nominal sum of 0.01p per 1.4p ordinary share. Shares acquired during 2004 represent 0.5% of the Group’s called up capital. The balance at year end is 4.6% (2003: 4.2%).

The book value of €2 587 million (2003: €2 294 million) of all shares held in respect of share-based compensation plans for both NV and PLC is eliminated on consolidation by deduction from other reserves (see note 24 on page 133). Their market value at 31 December 2004 was €2 273 million (2003: €2 117 million).

At 31 December 2004 the exercise price of 20 224 246 (2003: 17 072 651) NV options and of 88 066 266 (2003: 79 751 021) PLC options was above the market price of the shares.

Shares held to satisfy options are accounted for in accordance with Netherlands law and United Kingdom UITF 37 and UITF 38. All differences between the purchase price of the shares held to satisfy options granted and the proceeds received for the shares, whether on exercise or lapse, are charged to reserves. In 2004 this includes €3 million (2003: €8 million) for shares held to meet options expiring in the short term which are priced above market value. The basis of the charge to operating profit for the economic value of options granted is discussed on page 139.

Obligations over the following number of shares were granted, exercised, forfeited or expired between 31 December 2004 and 25 February 2005. In this period we have purchased 13 700 NV New York shares and 90 800 PLC shares in the form of ADRs to satisfy awards under the Share Matching Plans, and 637 937 NV shares intended to replenish the hedging position following the use of existing shares for the €0.05 NV preference shares conversion (see also note 7 on page 112).

Exercised,
			Granted				forfeited or expired

	Shares		Shares		Shares		Shares
	of 1.4p	(f)	of €0.51	(g)	of 1.4p	(f)	of €0.51	(g)

All-Employee Option Plans	–		–		320 476		61 562
Executive Option Plans	–		–		1 268 564		228 147
Share Matching Plans	–		–		585 875		85 834
TSR Long-Term Incentive Plan	–		–		–		–
North American Performance Share Plan	–		–		29 632		3 956
Restricted Share Plan	–		–		–		–
Other plans	–		–		–		–

(f)	When under a North American Plan, in the form of PLC ADRs.
(g)	When under a North American Plan, in the form of NV New York shares.

31 Related party transactions

The following related party balances existed with associate businesses at 31 December:

	€ million	€ million
	2004	2003

Trading balances receivable	29	28

Sales agency fees to JohnsonDiversey were incurred of approximately €68 million in 2004 (2003: €77 million; 2002: €85 million).

In July 2004 in the UK, Unilever formed a joint venture with Arlington Science Park Ltd. and sold it property at the Colworth site for a total consideration of €46 million.

In 2004 Patrick Cescau, the Chairman of Unilever PLC, and his wife purchased a house from Immobilia Transholme B.V., an NV group company, for €3 348 000 (£2 270 000). The full Boards, acting on the recommendation of the Remuneration Committee and without the participation of Mr Cescau, gave their prior approvals to the purchase, which was made at full market value based on two independent valuations of the property.

Unilever Annual Report and Accounts 2004     147

Back to Contents

Notes to the consolidated accounts
Unilever Group

32 Summarised accounts of the NV and PLC parts of the Group

The following summarised accounts present the profit and loss account and balance sheet of the Unilever Group, analysed between the NV and PLC parts of the Group according to respective ownership.

Profit and loss account for the year ended 31 December	€ million	€ million	€ million	€ million	€ million	€ million
	NV	NV	NV	PLC	PLC	PLC
	2004	2003	2002	2004	2003	2002

Group turnover	27 305	28 964	31 828	12 864	13 729	16 442

Group operating profit	2 172	3 559	3 507	1 239	1 924	1 500
Total income from fixed investments	94	68	73	23	–	38
Interest	(383)	(530)	(812)	(245)	(317)	(361)
Other finance income/(cost) – pensions and similar obligations	(44)	(110)	(10)	(17)	(56)	118

Profit on ordinary activities before taxation	1 839	2 987	2 758	1 000	1 551	1 295
Taxation	(499)	(947)	(1 028)	(283)	(580)	(577)

Profit on ordinary activities after taxation	1 340	2 040	1 730	717	971	718
Minority interests	(57)	(64)	(51)	(124)	(185)	(261)

Net profit	1 283	1 976	1 679	593	786	457

Balance sheet as at 31 December	€ million	€ million	€ million	€ million
	NV	NV	PLC	PLC
	2004	2003	2004	2003

Fixed assets
Goodwill and intangible assets	11 972	13 793	3 366	3 920
Tangible fixed assets	4 127	4 375	2 144	2 280
Fixed investments	68	–	134	199

Total fixed assets	16 167	18 168	5 644	6 399

Current assets
Stocks	2 439	2 679	1 319	1 496
Debtors	4 332	4 458	1 371	1 423
Debtors due within one year	3 408	3 808	1 097	1 274
Debtors due after more than one year	924	650	274	149

Cash and current investments	1 826	2 497	777	848

Total current assets	8 597	9 634	3 467	3 767

Creditors due within one year	(10 497)	(13 411)	(4 073)	(3 663)
Borrowings	(4 104)	(6 835)	(1 051)	(599)
Trade and other creditors	(6 393)	(6 576)	(3 022)	(3 064)

Net current assets/(liabilities)	(1 900)	(3 777)	(606)	104

Total assets less current liabilities	14 267	14 391	5 038	6 503

Creditors due after more than one year	6 396	7 558	1 214	1 572
Borrowings	5 969	7 024	924	1 442
Trade and other creditors	427	534	290	130
Provisions for liabilities and charges
(excluding pensions and similar obligations)	1 426	1 252	455	393

Net liabilities for pensions and similar obligations	2 131	2 011	1 787	1 748

Net pension asset for funded schemes in surplus	(405)	(381)	(51)	(109)
Net pension liability in respect of funded schemes in deficit
and unfunded schemes	2 536	2 392	1 838	1 857

Intra-group – NV/PLC	(2 781)	(3 350)	2 781	3 350
Minority interests	35	51	327	389
Capital and reserves	7 060	6 869	(1 526)	(949)

Total capital employed	14 267	14 391	5 038	6 503

148     Unilever Annual Report and Accounts 2004

Back to Contents

Five-year record
Unilever Group

The following are definitions of measures used within the five-year record and elsewhere within this report:

Return on invested capital
Profit after tax but excluding net interest on net debt (excluding joint ventures and associates interest) and amortisation or impairment of goodwill and intangible assets (excluding joint ventures and associates amortisation and write-downs of goodwill and intangible assets taken in connection with business disposals) both net of tax, divided by average invested capital for the year, all expressed at current exchange rates. Invested capital is the sum of tangible fixed assets and fixed investments, working capital (stocks, debtors and trade and other creditors due within one year), goodwill and intangible assets at gross book value and cumulative goodwill written off directly to reserves under an earlier accounting policy. The average of five quarter-end positions is taken.

Ungeared free cash flow	Cash flow from group operating activities, less capital expenditure and financial investment and less a tax charge adjusted to reflect an ungeared position, all expressed at current exchange rates.

Net profit margin	Net profit expressed as a percentage of group turnover.

Net interest cover	Profit on ordinary activities excluding associates before net interest on net debt and taxation divided by net interest on net debt excluding associates.

Adjusted net interest cover based on adjusted EBITDA	Earnings on ordinary activities excluding associates and non-cash share option costs before net interest on net debt, taxation, depreciation, amortisation and impairment divided by net interest on net debt excluding associates.

Net operating assets	The total of:
• goodwill and intangible assets of subsidiaries, joint ventures and associates purchased after 1 January 1998
• tangible fixed assets
• stocks
• debtors (excluding deferred taxation)
less:
• trade and other creditors (excluding taxation and dividend creditors)
• provisions for liabilities and charges (excluding deferred taxation, pensions balances and deferred purchase consideration).

Ratio of earnings to fixed charges	Earnings consist of net profit excluding joint ventures and associates increased by fixed charges and income taxes. Fixed charges consist of interest payable on debt and a portion of lease costs determined to be representative of interest. This ratio takes no account of interest receivable although Unilever’s treasury operations involve both borrowing and depositing funds.

Funds from operations after interest and tax over lease-adjusted net debt	Cash from operating activities including dividends from joint ventures after net interest paid and tax paid, expressed as a percentage of the lease-adjusted net debt. Lease-adjusted net debt is calculated by adding to the net debt five times the operating lease costs.

Weighted average cost of capital	The cost of equity multiplied by the market capitalisation, plus the after taxation interest cost of debt multiplied by the market value of the net debt, divided by the sum of the market values of debt and equity.

Unilever Annual Report and Accounts 2004     149

Back to Contents

Five-year record (continued)
Unilever Group

The financial data below shows key figures which are derived from the audited consolidated accounts of the Unilever Group for the last five years and should be read in the context of those accounts and notes. Please refer also to the footnotes on page 151.

The adoption, in 2003, of UK Financial Reporting Standard 17 on pensions accounting was reflected by restating the consolidated profit and loss accounts for the years ended and the balance sheets as at 31 December 2002 and 31 December 2001. As allowed by the transitional provisions of FRS 17, the financial statements in respect of earlier years were not restated for this change in accounting policy.

Consolidated profit and loss account	€ million	€ million	€ million	€ million	€ million
	2004	2003	2002	2001	2000

Group turnover	40 169	42 693	48 270	51 514	47 582

Group operating profit	3 411	5 483	5 007	4 946	3 130
After charging:
Exceptional items	(1 595)	(97)	(707)	(579)	(2 113)
Amortisation of goodwill and intangible assets	(1 086)	(1 139)	(1 245)	(1 387)	(435)
Income from fixed investments	117	68	111	96	53
Interest(a)	(689)	(1 013)	(1 065)	(1 604)	(632)

Profit on ordinary activities before taxation	2 839	4 538	4 053	3 438	2 551

Profit on ordinary activities after taxation	2 057	3 011	2 448	1 919	1 269

Net profit	1 876	2 762	2 136	1 680	1 054

Preference dividends	(28)	(27)	(42)	(51)	(44)
Dividends on ordinary capital	(1 815)	(1 682)	(1 659)	(1 530)	(1 414)

Result for the year retained	33	1 053	435	99	(404)

Combined earnings per share(b)
Euros per €0.51 of ordinary capital	1.92	2.82	2.14	1.66	1.02
Euro cents per 1.4p of ordinary capital	28.78	42.33	32.16	24.86	15.32

Ordinary dividends
NV – euros per €0.51 of ordinary capital	1.89	1.74	1.70	1.56	1.43
PLC – pence per 1.4p of ordinary capital	19.15	18.08	16.04	14.54	13.07

Consolidated balance sheet	€ million	€ million	€ million	€ million	€ million
	2004	2003	2002	2001	2000

Goodwill and intangible assets	15 338	17 713	20 274	24 964	26 390
Other fixed assets and investments	6 473	6 854	8 115	10 124	10 996
Stocks	3 758	4 175	4 500	5 343	5 421
Debtors	5 703	5 881	6 571	8 024	9 726
Acquired businesses held for resale	–	–	–	–	1 666
Total cash and current investments	2 603	3 345	2 904	2 214	3 260

Total assets	33 875	37 968	42 364	50 669	57 459

Creditors due within one year	(14 570)	(17 074)	(19 955)	(23 125)	(28 351)

Total assets less current liabilities	19 305	20 894	22 409	27 544	29 108

Creditors due after one year	7 610	9 130	11 574	15 026	14 085
Provisions for liabilities and charges	5 799	5 404	5 514	3 411	6 431

Total long-term liabilities	13 409	14 534	17 088	18 437	20 516

Minority interests	362	440	619	670	618
Capital and reserves(c)	5 534	5 920	4 702	8 437	7 974

Total capital employed	19 305	20 894	22 409	27 544	29 108

150     Unilever Annual Report and Accounts 2004

Back to Contents

Five-year record (continued)
Unilever Group

Consolidated cash flow statement	€ million	€ million	€ million	€ million	€ million
	2004	2003	2002	2001	2000

Cash flow from operating activities	6 853	6 780	7 883	7 497	6 738
Dividends from joint ventures	60	52	83	82	38
Returns on investments and servicing of finance	(807)	(1 180)	(1 386)	(1 887)	(798)
Taxation	(1 378)	(1 423)	(1 817)	(2 205)	(1 734)
Capital expenditure and financial investment	(1 044)	(1 024)	(1 706)	(1 358)	(1 061)
Acquisitions and disposals	316	622	1 755	3 477	(27 373)
Dividends paid on ordinary share capital	(1 720)	(1 715)	(1 580)	(1 420)	(1 365)

Cash flow before management of liquid resources and financing	2 280	2 112	3 232	4 186	(25 555)
Management of liquid resources	(31)	(41)	(592)	1 106	2 464
Financing	(2 921)	(2 917)	(3 078)	(5 172)	22 889

Increase/(decrease) in cash in the period	(672)	(846)	(438)	120	(202)

Key ratios	2004	2003	2002	2001	2000

Return on invested capital (%)	10.8	12.5	9.8	8.7	6.2
Net profit margin (%)	4.7	6.5	4.4	3.3	2.2
Net interest cover (times)	5.9	6.7	4.5	3.1	5.0
Adjustment for depreciation, amortisation and impairment	(5.3)	(2.8)	(2.5)	(1.8)	(3.2)
Adjusted net interest cover based on adjusted EBITDA (times)	11.2	9.5	7.0	4.9	8.2
Ratio of earnings to fixed charges (times)	4.3	4.6	3.6	2.6	3.1
Funds from operations after interest and tax over lease-adjusted net debt (%)(d)(e)	42	32	26	16	15
Adjustment for leases (%)	(9)	(5)	(4)	(2)	(2)
Funds from operations after interest and tax over net debt (%)	51	37	30	18	17

Selected financial data and key ratios on a US GAAP basis(f)(g)	€ million	€ million	€ million	€ million	€ million
	2004	2003	2002	2001	2000

Group turnover	39 108	41 455	46 933	50 235	46 345
Net profit	2 686	3 807	4 210	1 446	1 215
Capital and reserves	14 012	13 349	11 772	13 553	15 075
Total assets	41 625	44 145	48 146	56 546	63 818

Combined earnings per share(b)
Euros per €0.51 of ordinary capital	2.76	3.90	4.27	1.42	1.18
Euro cents per 1.4p of ordinary capital	41.39	58.52	64.01	21.29	17.76
Diluted earnings per share
Euros per €0.51 of ordinary capital	2.65	3.79	4.14	1.38	1.15
Euro cents per 1.4p of ordinary capital	39.70	56.81	62.11	20.72	17.32

Return on invested capital	10.5	11.4	11.3	8.6	6.7
Net profit margin (%)	6.9	9.2	9.0	2.9	2.6
Net interest cover (times)	6.8	7.4	6.2	2.8	4.7
Adjustment for depreciation and amortisation	(3.9)	(1.3)	(1.2)	(1.9)	(3.1)
Net interest cover based on EBITDA (times)	10.7	8.7	7.4	4.7	7.8
Ratio of earnings to fixed charges (times)	5.0	5.2	4.8	2.4	3.0

(a)	Interest cost in 2000 includes €37 million of exceptional interest.
(b)	For the basis of the calculations of combined earnings per share see note 7 on page 112.
(c)	At 31 December 2000, capital and reserves, restated for the pensions changes described on page 150, would have been €11 211 million.
(d)	Lease-adjusted net debt includes five times operating lease costs to reflect fully the various financing options adopted.
(e)	In the calculation for 2001, taxation is reduced by €430 million relating to tax paid on a disposal in the US.
(f)	During the year ended 31 December 2002, Unilever recognised for US GAAP reporting purposes SFAS 142 which ceased amortisation of goodwill and indefinite-lived intangible assets. Amortisation expense on goodwill and indefinite-lived intangible assets on a US GAAP basis for the years ended 31 December 2001 and 2000 were €1 748 million and €810 million respectively.
(g)	During the year ended 31 December 2002, Unilever changed its method of calculating expected return on plan assets for US GAAP purposes by adopting the actual fair market value at the balance sheet date rather than a market-related value. Had this methodology been applied in previous years, it would have resulted in an increase in net income for the years ended 31 December 2001 and 2000 of €86 million and €210 million respectively.

Unilever Annual Report and Accounts 2004     151

Back to Contents

Five-year record (continued)
Unilever Group

By operation
	€ million	€ million	€ million	€ million	€ million
	2004	2003	2002	2001	2000

Group turnover
Foods	22 530	23 971	26 937	28 155	23 898
Home and Personal Care	17 404	18 368	20 801	22 739	22 825
Other operations	235	354	532	620	859

	40 169	42 693	48 270	51 514	47 582

Group operating profit
Foods	1 267	2 648	2 083	2 136	1 707
Home and Personal Care	2 154	2 766	2 882	2 761	1 392
Other operations	(10)	69	42	49	31

	3 411	5 483	5 007	4 946	3 130

Net operating assets
Foods	19 014	22 469	25 156	28 960	30 341
Home and Personal Care	1 768	2 180	2 625	2 852	3 565
Other operations	129	272	406	385	170

	20 911	24 921	28 187	32 197	34 076

Capital expenditure
Foods	532	602	805	810	704
Home and Personal Care	462	416	466	678	619
Other operations	11	20	27	25	33

	1 005	1 038	1 298	1 513	1 356

By geographical area
	€ million	€ million	€ million	€ million	€ million
	2004	2003	2002	2001	2000

Group turnover
Europe	17 314	18 208	19 573	20 119	18 967
North America	8 908	9 774	12 446	13 767	11 631
Africa, Middle East and Turkey	3 263	3 276	3 139	3 191	3 296
Asia and Pacific	6 472	7 063	7 679	7 846	8 038
Latin America	4 212	4 372	5 433	6 591	5 650

	40 169	42 693	48 270	51 514	47 582

Group operating profit
Europe	1 827	2 563	1 598	2 412	1 642
North America	259	1 071	1 541	1 127	48
Africa, Middle East and Turkey	302	419	282	196	321
Asia and Pacific	665	1 072	1 081	873	776
Latin America	358	358	505	338	343

	3 411	5 483	5 007	4 946	3 130

Net operating assets
Europe	9 748	11 306	12 301	11 243	12 174
North America	6 031	7 750	9 681	12 091	11 814
Africa, Middle East and Turkey	1 111	1 236	1 213	1 082	1 075
Asia and Pacific	1 183	1 346	1 232	1 525	1 487
Latin America	2 838	3 283	3 760	6 256	7 526

	20 911	24 921	28 187	32 197	34 076

Capital expenditure
Europe	461	471	552	631	605
North America	161	210	334	355	310
Africa, Middle East and Turkey	116	96	108	114	116
Asia and Pacific	166	155	170	217	183
Latin America	101	106	134	196	142

	1 005	1 038	1 298	1 513	1 356

152     Unilever Annual Report and Accounts 2004

Back to Contents

Five-year record (continued)
Unilever Group

Exchange rates

The information in the following table is based on exchange rates between euros and US dollars and euros and sterling. These translation rates were used in preparation of the accounts.

	2004	2003	2002	2001	2000

Year end
€1 = $	1.366	1.261	1.049	0.885	0.930
€1 = £	0.707	0.708	0.651	0.611	0.624

Annual average
€1 = $	1.238	1.126	0.940	0.895	0.921
€1 = £	0.678	0.691	0.628	0.622	0.609

Noon Buying Rates in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York were as follows:

	2004	2003	2002	2001	2000

Year end
€1 = $	1.354	1.260	1.049	0.890	0.939

Annual average
€1 = $	1.239	1.132	0.945	0.895	0.923

High
€1 = $	1.363	1.260	1.049	0.954	1.034

Low
€1 = $	1.180	1.036	0.859	0.837	0.827

High and low exchange rate values for each of the last six months:
	September	October	November	December	January	February
	2004	2004	2004	2004	2005	2005

High
€1 = $	1.242	1.278	1.329	1.363	1.348	1.323

Low
€1 = $	1.205	1.227	1.270	1.322	1.295	1.277

On 25 February 2005, the exchange rates between euros and US dollars and euros and sterling were as follows: €1.00 = US $1.320 and €1.00 = £0.689.

Unilever Annual Report and Accounts 2004     153

Back to Contents

Additional information for US investors
Unilever Group

Unilever’s consolidated accounts are prepared in accordance with accounting principles which differ in some respects from those applicable in the United States. The following is a summary of the effect on the Group’s net profit, combined earnings per share and capital and reserves of the application of United States generally accepted accounting principles (US GAAP).

		€ million	€ million	€ million
		2004	2003	2002

	Net profit as reported in the consolidated profit and loss account	1 876	2 762	2 136

Attributable to:	NV	1 283	1 976	1 679
	PLC	593	786	457

	US GAAP adjustments:
	Currency retranslation written back on disposals	–	–	(22)
	Impairment of goodwill	(359)	–	–
	Goodwill	813	864	1 074
	Identifiable intangible assets	221	304	284
	Restructuring costs	275	(110)	34
	Capitalised software	66	72	–
	Interest	(34)	(45)	(77)
	Derivative financial instruments	(66)	(8)	201
	Pensions and similar obligations	(206)	(219)	(30)
	Gain on partial disposal of a group company	–	–	56
	Taxation effect of above adjustments including differences in deferred tax accounting	100	187	32

	Net increase/(decrease)	810	1 045	1 552

	Net income under US GAAP before cumulative effect of change in accounting principles for
	pensions and derivative financial instruments	2 686	3 807	3 688
	Cumulative effect of change in accounting principle net of tax charge of €249 million in 2002	–	–	522

	Net income under US GAAP	2 686	3 807	4 210

Attributable to:	NV	1 991	2 832	3 151
	PLC	695	975	1 059

	Combined net income per share under US GAAP before cumulative effect of change in
	accounting principles
	Euros per €0.51 of ordinary capital	2.76	3.90	3.74
	Euro cents per 1.4p of ordinary capital	41.39	58.52	55.99
	Combined diluted net income per share under US GAAP before cumulative effect of change in
	accounting principles
	Euros per €0.51 of ordinary capital	2.65	3.79	3.62
	Euro cents per 1.4p of ordinary capital	39.70	56.81	54.33
	Cumulative effect of change in accounting principles – combined net income per share
	Euros per €0.51 of ordinary capital	–	–	0.53
	Euro cents per 1.4p of ordinary capital	–	–	8.02
	Cumulative effect of change in accounting principles – diluted combined net income per share
	Euros per €0.51 of ordinary capital	–	–	0.52
	Euro cents per 1.4p of ordinary capital	–	–	7.78

From 1 January 2003, for US GAAP purposes Unilever adopted SFAS 123 ‘Accounting for Stock-Based Compensation’. The economic fair value of the awards is calculated using an option pricing model (usually an adjusted Black-Scholes or multinomial model) and the resulting cost is recognised as remuneration cost amortised over the vesting period of the grant. Variable plans, being those with performance criteria other than a service period, are also accounted for in accordance with SFAS 123. The actual remuneration cost charged in each period is shown on page 139. Amounts for prior years were restated to reflect compensation costs for all the employee awards granted or modified in fiscal years beginning after 1994.

154     Unilever Annual Report and Accounts 2004

Back to Contents

Additional information for US investors (continued)
Unilever Group

		€ million	€ million
		2004	2003

	Capital and reserves as reported in the consolidated balance sheet	5 534	5 920

Attributable to:	NV	7 060	6 869
	PLC	(1 526)	(949)

	US GAAP adjustments:
	Goodwill	4 794	3 252
	Identifiable intangible assets	2 515	2 544
	Capitalised software	166	72
	Restructuring costs	356	83
	Interest	275	309
	Other comprehensive income effect of derivative financial instruments transition adjustment	–	(31)
	Derivative financial instruments	–	66
	Pensions and similar obligations	1 075	878
	Dividends	1 215	1 120
	Taxation effect of above adjustments including differences in deferred tax accounting	(1 918)	(864)

	Net increase	8 478	7 429

	Capital and reserves under US GAAP	14 012	13 349

Attributable to:	NV	13 393	11 960
	PLC	619	1 389

The aggregate amounts included in the consolidated Unilever Group capital and reserves (under Unilever accounting principles) in respect ofcumulative currency translation adjustments are as follows:
	€ million	€ million	€ million
	2004	2003	2002

Balance 1 January	(6 206)	(6 456)	(4 954)
Arising during the year	121	250	(1 502)

Balance 31 December	(6 085)	(6 206)	(6 456)

The aggregate amounts of foreign currency transaction gains and (losses) charged in the consolidated
profit and loss account are:	(95)	(102)	(84)

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

Goodwill and intangible assets
Under UK GAAP, goodwill (being the difference between the fair value of consideration paid for new interests in group companies, joint ventures and associated companies and the fair value of the Group’s share of their net assets at the date of acquisition) and identifiable intangible assets purchased after 1 January 1998 are capitalised and amortised in operating profit over the period of their expected useful life, up to a maximum of 20 years. Periods in excess of five years are used only where the Directors are satisfied that the life of these assets will clearly exceed that period. Goodwill and intangible assets purchased prior to 1 January 1998 were written off in the year of acquisition as a movement in profits retained.

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

Goodwill and identifiable intangible assets that have indefinite lives are assessed annually for impairment.

Unilever Annual Report and Accounts 2004     155

Back to Contents

Additional information for US investors (continued)
Unilever Group

The differences between UK GAAP as applied by Unilever and US GAAP on accounting for goodwill and intangible assets are set out in the tables and footnotes below.

Impact of goodwill and intangible asset accounting differences on net profit (before tax):

	€ million	€ million	€ million
	2004	2003	2002

Cessation of goodwill amortisation(a)	813	852	932
Cessation of intangible assets amortisation(a)	225	257	277
Pre-1998 goodwill and intangible assets(b)	(11)	48	127
Impairment of goodwill(c)	(359)	–	–
Cessation of goodwill amortisation on joint ventures and associates(a)	7	11	22

Total adjustment to net profit	675	1 168	1 358

Impact of goodwill and intangible assets differences on capital and reserves:

	As at	As at
	31 December	31 December
	2004	2003

Cessation of goodwill amortisation(a)	1 996	1 579
Cessation of intangible assets amortisation(a)	627	472
Pre-1998 goodwill and intangible assets(b)	3 617	3 797
Differences in calculation of goodwill on acquisition(d)	(79)	(75)
Adjustments related to deferred tax on prior year acquisitions(e)	1 120	–
Cessation of goodwill amortisation on joint ventures and associates(a)	28	23

Total adjustment to capital and reserves	7 309	5 796

(a)	Under US GAAP prior to 1 January 2002, purchased goodwill and identifiable intangible assets were capitalised and amortised over their useful lives. From 1 January 2002, under SFAS 142, the amortisation of goodwill and identifiable intangible assets that have indefinite useful lives ceased. Intangible assets that have finite useful lives continue to be amortised over their useful lives.
(b)	Under UK GAAP, goodwill and intangible assets purchased prior to 1 January 1998 were written off in the year of acquisition as a movement in profits retained. On disposal of a business acquired prior to 1 January 1998, purchased goodwill written off on acquisition is reinstated in arriving at the profit or loss on disposal. Under US GAAP, such goodwill and intangible assets were capitalised and, prior to1 January 2002, were amortised over their useful lives. These different accounting treatments give rise to differences between net profit calculated under UK GAAP and net profit calculated under US GAAP, both in respect of amortisation recorded for US GAAP purposes prior to 1 January 2002, and in respect of the calculation of profit and loss on disposal of a business. Similar differences arise in the calculation of capital and reserves under UK and US GAAP.
(c)	The detailed rules for measuring impairment differ between UK and US GAAP, resulting in differing figures for impairment recognised as calculated under UK and US GAAP.
(d)	The detailed rules for determining the fair value of assets and liabilities acquired as part of the acquisition of a business differ between UK and US GAAP. These differences give rise to differing figures for goodwill arising on acquisition as calculated under UK and US GAAP.
(e)	The 2004 US GAAP reconciliation includes an adjustment to goodwill of €1 120 million and deferred taxes to record a deferred tax liability of €1 002 million relating to intangible assets recognised as part of the Bestfoods acquisition. The impact of this adjustment on prior years is not significant and therefore the adjustment has been included in the current year.

During 2004 we reviewed the balances relating to the global Slim•Fast business in light of the significant decline in the weight management category in North America during the second half of the year. Over the last few years, consumer tastes in this category have changed frequently, featuring low-calorie, low-carbohydrate, low-salt, low-sugar and other products. The business declined in 2004 but maintained leadership of the category by refreshing its product range and offering a broader diet plan. The impairment review determined the value in use using a discounted cash flow methodology for a period of 10 years. The projections covered 10 years as management considers that this period more fairly reflects the long-term value in this highly dynamic category. The discount rate used was based on a pre-tax weighted average cost of capital and was 11%. As a result of the impairment review, the carrying value of the business was determined to be in excess of the value in use, thereby requiring an impairment loss to be measured by a comparison of the carrying value of goodwill to its implied fair value. This evaluation yielded a goodwill impairment charge of €916 million. The impairment charge is €325 million higher than that recognised under UK GAAP because goodwill amortisation has not been charged on the underlying assets against which the business valuation is compared and because of a difference in the methodology of measuring the goodwill impairment charge under US GAAP. This has been reflected wholly within the Beverages category.

156     Unilever Annual Report and Accounts 2004

Back to Contents

Additional information for US investors (continued)
Unilever Group

Goodwill
An analysis of goodwill of group companies, associates and joint ventures by reporting segment is given below:

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
		Spreads		Ice cream				Total
	Savoury	and		and				Home and
	and	cooking		frozen	Total	Home	Personal	Personal	Other
	dressings	products	Beverages	foods	Foods	care	care	Care	operations	Total

As at 31 December 2002	14 439	280	1 394	947	17 060	716	562	1 278	–	18 338
Currency retranslation	(1 429)	181	59	(149)	(1 338)	(181)	(121)	(302)	–	(1 640)
Acquisitions	201	3	–	15	219	3	13	16	–	235
Disposals	(70)	–	(8)	(12)	(90)	–	(8)	(8)	–	(98)

As at 31 December 2003	13 141	464	1 445	801	15 851	538	446	984	–	16 835
Adjustments to prior year
acquisitions	1 120	–	–	–	1 120	–	–	–	–	1 120
Currency retranslation	(335)	(73)	(9)	(17)	(434)	1	30	31	–	(403)
Acquisitions	–	–	–	–	–	4	3	7	–	7
Disposals	(5)	(1)	(2)	(2)	(10)	–	(1)	(1)	–	(11)
Impairment charged to profit
and loss account	(200)	–	(916)	–	(1 116)	–	(20)	(20)	–	(1 136)

As at 31 December 2004	13 721	390	518	782	15 411	543	458	1 001	–	16 412

Intangible assets
An analysis of net book value of intangible assets at cost less accumulated amortisation is given below:

	€ million	€million	€ million
	Indefinite-
	lived	Finite-lived
	intangible	intangible
	assets	assets	Total

Cost	6 953	597	7 550
Accumulated amortisation	(1 055)	(150)	(1 205)

Net book value 31 December 2004	5 898	447	6 345

Cost	7 629	531	8 160
Accumulated amortisation	(1 274)	(86)	(1 360)

Net book value 31 December 2003	6 355	445	6 800

Indefinite-lived intangible assets principally comprise trademarks.

Finite-lived intangible assets, which have a weighted average life of 10 years, principally comprise technologies and licences. Amortisation expense recorded in the period in respect of finite-lived intangible assets was €48 million (2003: €30 million; 2002: €36 million). This is expected to increase to approximately €60 million for 2005 and subsequent years.

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

Unilever Annual Report and Accounts 2004     157

Back to Contents

Additional information for US investors (continued)
Unilever Group

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

Hedging policy
Unilever’s accounting policies in respect of derivative financial instruments are described in the accounting information and policies on page 98. In particular, under its accounting policies, Unilever applies hedge accounting to its portfolio of derivative financial instruments, meaning that changes in the value of forward foreign exchange contracts are recognised in the results in the same period as changes in the values of the assets and liabilities they are intended to hedge. Interest payments and receipts arising from interest rate derivatives such as swaps and forward rate agreements are matched to those arising from underlying debt and investment positions. Payments made or received in respect of the early termination of derivative instruments are spread over the original life of the instrument so long as the underlying exposure continues to exist.

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

Deferred taxation
Under FRS 19, deferred tax is not recognised on fair value adjustments made to assets acquired; under US GAAP, deferred tax is recorded on all fair value adjustments and on any differences between the assigned values and tax bases of assets and liabilities. Also, FRS 19 changed the treatment of deferred tax on tax-deductible goodwill previously written off to reserves. Such goodwill is reinstated, net of amortisation, under US GAAP, and the tax effect of such restatement has been adjusted accordingly.

Classification differences between UK and US GAAP
Revenue recognition
Under US GAAP, certain sales incentive expenses which have been included in operating costs under Unilever’s accounting would be deducted from turnover. The decrease in turnover for the years to 31 December 2004, 2003 and 2002 is €1 061million, €1 238 million and €1 337 million respectively. There is no impact on Unilever’s net profit.

Cash flow statement
Under US GAAP, various items would be reclassified within the consolidated cash flow statement. In particular, interest received, interest paid and taxation would be part of net cash flow from operating activities, and dividends paid would be included within net cash flow from financing. In addition, under US GAAP, cash and cash equivalents comprise cash balances and current investments with an original maturity at the date of investment of less than three months. Under Unilever’s presentation, cash includes only cash in hand or available on demand less bank overdrafts. Cash flows from movements in bank overdrafts would be classified as part of cash flows from financing activities under US GAAP. Cash flows from movements in bank overdrafts were €(134) million for the year ended 31 December 2004 (2003: €58 million; 2002: €(86) million). Movements in those current investments which are included under the heading of cash and cash equivalents under US GAAP form part of the movement entitled ‘Management of liquid resources’ in the cash flow statement. At 31 December 2004, the balance of such investments was €91 million (2003: €3 million).

158     Unilever Annual Report and Accounts 2004

Back to Contents

Additional information for US investors (continued)
Unilever Group

Long leasehold interests in land
Under UK GAAP, Unilever treats the cost of acquiring a long leasehold interest in land as a fixed asset, and depreciates the cost of that asset over the lease term. Under US GAAP, the cost of long leasehold interests would be deferred within ‘Other assets’ and recognised on a straight-line basis over the lives of the leases as operating lease rentals. The balance of such assets were €43 million as at 31 December 2004 (2003: €58 million). In all other respects, there are no differences in accounting for these arrangements between UK and US GAAP.

Equity in earnings related to investments in joint ventures and associated companies
Under US GAAP, equity in earnings related to investments in joint ventures and associated companies would be disclosed on a single line within the income statement. In particular, our share of the interest and taxation arising in respect of joint ventures and associated companies would be reported on this line, rather than as part of the total interest and taxation charge for the Group. US GAAP equity in earnings related to investments in joint ventures and associated companies were €(57) million for the year ended 31 December 2004 (2003: €(48) million; 2002: €(54) million).

Recently issued accounting pronouncements
In January 2003, the FASB issued Financial Interpretation No. 46 (FIN 46), ’Consolidation of Variable Interest Entities’ and in December 2003 issued a revised interpretation FIN 46(R). Under these interpretations, certain entities known as variable interest entities must be consolidated by the primary beneficiary of the entity. During 2004, Unilever reviewed its contractual arrangements with potential variable interest entities and identified certain arrangements that qualify as variable interest entities under FIN 46(R). These variable interest entities relate to certain leasing, manufacturing and distribution agreements. Unilever is not the primary beneficiary of any of these entities. The total maximum loss exposure relating to these entities is not material.

In December 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Medicare Act) became law in the United States. The Medicare Act provides for two new prescription drug benefit features under Medicare. Unilever provides post-retirement healthcare benefits to its United States employees so the benefits provided are impacted by the Medicare Act. In May 2004, the FASB issued FSP 106-2, ‘Accounting and Disclosure Modernization Act of 2003’ to provide guidance on accounting for the effects of the Medicare Act. FSP 106-2 is effective for Unilever’s 2004 financial statements. The expected subsidy reduced Unilever’s accumulated benefit obligation by approximately €52 million, which Unilever recognised in the statement of total recognised gains and losses. The impact on the ongoing service cost is a reduction by an immaterial amount.

In December 2004, the FASB issued FASB Statement No.123 (Revised), ‘Share-Based Payments’ which provides guidance on how companies must measure compensation cost relating to share-based payment transactions in their financial statements. FASB No.123 (Revised) is effective for Unilever’s 2005 financial statements. FASB No.123 (Revised) is not expected to have a significant impact on the consolidated results of operations or financial position of Unilever as Unilever adopted the fair value measurement provisions of FASB Statement No.123 in 2003.

In November 2004, the FASB issued FASB Statement No.151, ‘Inventory Costs – an amendment of ARB 43’ to clarify the existing requirements in ARB No. 43 by adopting language similar to that used in IAS 2. The guidance is effective for inventory costs incurred during fiscal years beginning after 15 June 2003. FAS 151 does not have an impact on the results of operations or financial position of Unilever since the key elements are already applied in Unilever’s financial statements.

In March 2004, the EITF reached consensus on Issue No. 03-01, ’The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments’ (EITF 03-01). EITF 03-01 provides guidance on other-than-temporary impairment models for marketable debt and equity securities and non-marketable securities accounted for under the cost method. In September 2004, the FASB delayed the effective date for the recognition and measurement guidance in EITF 03-01, until certain implementation issues are addressed. The disclosure requirements in EITF 03-01 remain effective. When issued, EITF 03-01 is not expected to have a material impact on Unilever’s financial position or results of operations.

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

Unilever Annual Report and Accounts 2004     159

Back to Contents

Additional information for US investors (continued)
Unilever Group

Guarantor statements
On 2 October 2000, NV and Unilever Capital Corporation (UCC) filed a US $15 billion Shelf registration, which is unconditionally and fully guaranteed, jointly and severally, by NV, PLC and Unilever United States, Inc. (UNUS). Of the US $15 billion Shelf registration, US $4.25 billion of Notes were outstanding at 31 December 2004 (2003: US $4.25 billion) with coupons ranging from 5.90% to 7.125%. These Notes are to be repaid between 1 November 2005 and 15 November 2032.

Provided below are the profit and loss accounts, cash flow statements and balance sheets of each of the companies discussed above, together with the profit and loss account, cash flow statement and balance sheet of non-guarantor subsidiaries. These have been prepared under the historical cost convention, and, aside from the basis of accounting for investments at net asset value (equity accounting), comply in all material respects with Netherlands and United Kingdom law and with United Kingdom GAAP. Divergences from US GAAP are disclosed on pages 154 to 159. We have not provided reconciliations from the accounting principles used by Unilever to US GAAP for the columns relating to the guarantor entities, as such reconciliations would not materially affect an investor’s understanding of the nature of this guarantee. The financial information in respect of NV, PLC and UNUS has been prepared with all subsidiaries accounted for on an equity basis. The financial information in respect of the non-guarantor subsidiaries has been prepared on a consolidated basis.

							€ million

	Unilever	Unilever		Unilever
	Capital	N.V.		United
	Corporation	parent	Unilever PLC	States Inc.	Non-
	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Profit and loss account
for the year ended 31 December 2004

Group turnover	–	–	–	–	40 169	–	40 169
Operating costs	–	50	31	6	(36 845)	–	(36 758)

Group operating profit	–	50	31	6	3 324	–	3 411
Share of operating profit of joint ventures	–	–	–	–	44	–	44

Operating profit	–	50	31	6	3 368	–	3 455
Share of operating profit of associates	–	–	–	–	42	–	42
Dividends	–	1 960	770	–	(2 730)	–	–
Other income from fixed investments	–	–	–	–	31	–	31
Interest	(282)	(134)	5	(3)	(214)	–	(628)
Other finance income/(cost) – pensions and similar
obligations	–	(6)	–	(10)	(45)	–	(61)
Intercompany finance costs	296	211	(3)	(22)	(482)	–	–

Profit on ordinary activities before taxation	14	2 081	803	(29)	(30)	–	2 839
Taxation	(5)	37	17	11	(842)	–	(782)

Profit on ordinary activities after taxation	9	2 118	820	(18)	(872)	–	2 057
Minority interests	–	–	–	–	(181)	–	(181)
Equity earnings of subsidiaries	–	(242)	1 056	(288)	–	(526)	–

Net profit	9	1 876	1 876	(306)	(1 053)	(526)	1 876

160     Unilever Annual Report and Accounts 2004

Back to Contents

Additional information for US investors (continued)
Unilever Group

Guarantor statements (continued)
							€ million

	Unilever	Unilever		Unilever
	Capital	N.V.		United
	Corporation	parent	Unilever PLC	State Inc.	Non-
	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
	issuer	guarantor	guarantor	guarantors	subsidiaries	Eliminations	Group

Profit and loss account
for the year ended 31 December 2003

Group turnover	–	–	–	–	42 693	–	42 693
Operating costs	–	127	(26)	(8)	(37 303)	–	(37 210)

Group operating profit	–	127	(26)	(8)	5 390	–	5 483
Share of operating profit of joint ventures	–	–	–	–	46	–	46

Operating profit	–	127	(26)	(8)	5 436	–	5 529
Share of operating profit of associates	–	–	–	–	25	–	25
Dividends	–	1 235	946	–	(2 181)	–	–
Other income from fixed investments	–	–	–	–	(3)	–	(3)
Interest	(453)	(84)	(30)	(3)	(277)	–	(847)
Other finance income/(cost) – pensions and similar
obligations	–	(6)	–	(24)	(136)	–	(166)
Intercompany finance costs	469	533	(18)	(51)	(933)	–	–

Profit on ordinary activities before taxation	16	1 805	872	(86)	1 931	–	4 538
Taxation	(6)	(93)	(53)	56	(1 431)	–	(1 527)

Profit on ordinary activities after taxation	10	1 712	819	(30)	500	–	3 011
Minority interests	–	–	–	–	(249)	–	(249)
Equity earnings of subsidiaries	–	1 050	1 943	86	–	(3 079)	–

Net profit	10	2 762	2 762	56	251	(3 079)	2 762

Profit and loss account
for the year ended 31 December 2002

Group turnover	–	–	–	–	48 270	–	48 270
Operating costs	–	89	(53)	(21)	(43 278)	–	(43 263)

Group operating profit	–	89	(53)	(21)	4 992	–	5 007
Share of operating profit of joint ventures	–	–	–	–	84	–	84

Operating profit	–	89	(53)	(21)	5 076	–	5 091
Share of operating profit of associates		–	–	–	34	–	34
Dividends	–	3 779	1 011	–	(4 790)	–	–
Other income from fixed investments	–	–	–	–	(7)	–	(7)
Interest	(395)	(206)	(83)	(1)	(488)	–	(1 173)
Other finance income/(cost) – pensions and similar
obligations	–	–	–	28	80	–	108
Intercompany finance costs	403	450	(3)	(89)	(761)	–	–

Profit on ordinary activities before taxation	8	4 112	872	(83)	(856)	–	4 053
Taxation	(3)	(41)	(3)	31	(1 589)	–	(1 605)

Profit on ordinary activities after taxation	5	4 071	869	(52)	(2 445)	–	2 448
Minority interests	–	–	–	–	(312)	–	(312)
Equity earnings of subsidiaries	–	(1 935)	1 267	110	–	558	–

Net profit	5	2 136	2 136	58	(2 757)	558	2 136

Unilever Annual Report and Accounts 2004     161

Back to Contents

Additional information for US investors (continued)
Unilever Group

Guarantor statements (continued)
							€ million

	Unilever	Unilever		Unilever
	Capital	N.V.		United
	Corporation	parent	Unilever PLC	States Inc.	Non-
	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Cash flow statement
for the year ended 31 December 2004

Cash flow from group operating activities	6	49	43	(200)	6 955	–	6 853
Dividends from joint ventures	–	–	–	–	60	–	60
Returns on investments and servicing of finance	13	107	3	(24)	(906)	–	(807)
Taxation	–	(96)	(126)	(145)	(1 011)	–	(1 378)
Capital expenditure and financial investment	–	(212)	(35)	(3)	(794)	–	(1 044)
Acquisitions and disposals	–	–	–	–	316	–	316
Dividends paid on ordinary share capital	–	(983)	(770)	–	–	33	(1 720)

Cash flow before management of liquid resources
and financing	19	(1 135)	(885)	(372)	4 620	33	2 280
Management of liquid resources	(9)	(37)	–	–	15	–	(31)
Financing	(9)	985	885	372	(5 154)	–	(2 921)

Increase/(decrease) in cash in the period	1	(187)	–	–	(519)	33	(672)

Cash flow statement
for the year ended 31 December 2003

Cash flow from group operating activities	14	56	(44)	(18)	6 772	–	6 780
Dividends from joint ventures	–	–	–	–	52	–	52
Returns on investments and servicing of finance	4	468	(49)	(40)	(1 563)	–	(1 180)
Taxation	–	(54)	51	(100)	(1 320)	–	(1 423)
Capital expenditure and financial investment	–	(7)	(74)	(4)	(939)	–	(1 024)
Acquisitions and disposals	–	–	–	–	622	–	622
Dividends paid on ordinary share capital	–	(1 039)	(703)	–	–	27	(1 715)

Cash flow before management of liquid resources
and financing	18	(576)	(819)	(162)	3 624	27	2 112
Management of liquid resources	8	144	–	–	(193)	–	(41)
Financing	(25)	217	771	162	(4 042)	–	(2 917)

Increase/(decrease) in cash in the period	1	(215)	(48)	–	(611)	27	(846)

Cash flow statement
for the year ended 31 December 2002

Cash flow from group operating activities	34	222	(52)	(45)	7 724	–	7 883
Dividends from joint ventures	–	–	–	–	83	–	83
Returns on investments and servicing of finance	16	155	(105)	(50)	(1 402)	–	(1 386)
Taxation	–	(6)	142	(335)	(1 618)	–	(1 817)
Capital expenditure and financial investment	–	(554)	(42)	16	(1 126)	–	(1 706)
Acquisitions and disposals	–	–	–	–	1 755	–	1 755
Dividends paid on ordinary share capital	–	(910)	(689)	–	–	19	(1 580)

Cash flow before management of liquid resources
and financing	50	(1 093)	(746)	(414)	5 416	19	3 232
Management of liquid resources	2	(126)	–	–	(468)	–	(592)
Financing	(53)	1 060	578	419	(5 082)	–	(3 078)

Increase/(decrease) in cash in the period	(1)	(159)	(168)	5	(134)	19	(438)

162     Unilever Annual Report and Accounts 2004

Back to Contents

Additional information for US investors (continued)
Unilever Group

Guarantor statements (continued)
							€ million

	Unilever	Unilever		Unilever
	Capital	N.V.		United
	Corporation	parent	Unilever PLC	States Inc.	Non-
	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Balance sheet
as at 31 December 2004
Goodwill and intangible assets	–	–	44	–	15 294	–	15 338
Tangible fixed assets	–	–	–	4	6 267	–	6 271
Fixed investments	–	445	–	13 077	(250)	(13 070)	202
Net assets of subsidiaries (equity accounted)	–	7 542	7 323	(4 057)	(14 004)	3 196	–

Total fixed assets	–	7 987	7 367	9 024	7 307	(9 874)	21 811

Stocks	–	–	–	–	3 758	–	3 758
Amounts due from group companies	3 811	17 763	338	678	(22 590)	–	–
Debtors due within one year	–	135	48	241	4 081	–	4 505
Debtors due after more than one year	17	–	27	4	1 150	–	1 198
Cash and current investments	10	280	–	(3)	2 316	–	2 603

Total current assets	3 838	18 178	413	920	(11 285)	–	12 064

Borrowings	(1 618)	(2 149)	(71)	–	(1 317)	–	(5 155)
Amounts due to group companies	–	(14 443)	(1 549)	–	15 992	–	–
Trade and other creditors	(40)	(900)	(612)	(58)	(7 805)	–	(9 415)

Creditors due within one year	(1 658)	(17 492)	(2 232)	(58)	6 870	–	(14 570)

Total assets less current liabilities	2 180	8 673	5 548	9 886	2 892	(9 874)	19 305

Borrowings	1 999	2 844	–	–	2 050	–	6 893
Trade and other creditors	–	41	–	184	492	–	717

Creditors due after more than one year	1 999	2 885	–	184	2 542	–	7 610

Provisions for liabilities and charges
(excluding pensions and similar obligations)	–	102	14	4	1 761	–	1 881

Net liabilities for pensions and similar obligations	–	152	–	66	3 700	–	3 918

Minority interests	–	–	–	–	362	–	362
Capital and reserves attributable to:
PLC	–	(1 529)	–	–	–	1 529	–
NV	–	–	7 060	–	–	(7 060)	–
Called up share capital	–	421	222	–	(1)	–	642
Share premium account	–	1 399	133	–	(2)	–	1 530
Other reserves	–	(2 035)	(700)	(448)	(823)	1 271	(2 735)
Profit retained	181	7 278	(1 181)	10 080	(4 647)	(5 614)	6 097

Total capital and reserves	181	5 534	5 534	9 632	(5 473)	(9 874)	5 534

Total capital employed	2 180	8 673	5 548	9 886	2 892	(9 874)	19 305

Unilever Annual Report and Accounts 2004     163

Back to Contents

Additional information for US investors (continued)
Unilever Group

Guarantor statements (continued)
							€ million

	Unilever	Unilever		Unilever
	Capital	N.V.		United
	Corporation	parent	Unilever PLC	States Inc.	Non-
	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Balance sheet
as at 31 December 2003

Goodwill and intangible assets	–	–	34	–	17 679	–	17 713
Tangible fixed assets	–	–	–	3	6 652	–	6 655
Fixed investments	–	381	–	12 384	(191)	(12 375)	199
Net assets of subsidiaries (equity accounted)	–	8 819	7 699	(4 250)	(13 996)	1 728	–

Total fixed assets	–	9 200	7 733	8 137	10 144	(10 647)	24 567

Stocks	–	–	–	–	4 175	–	4 175
Amounts due from group companies	3 821	19 619	649	1 049	(25 138)	–	–
Debtors due within one year	–	215	29	154	4 684	–	5 082
Debtors due after more than one year	24	–	41	2	732	–	799
Cash and current investments	1	430	–	–	2 914	–	3 345

Total current assets	3 846	20 264	719	1 205	(12 633)	–	13 401

Borrowings	(269)	(5 216)	–	(3)	(1 946)	–	(7 434)
Amounts due to group companies	–	(13 587)	(1 819)	–	15 406	–	–
Trade and other creditors	(43)	(962)	(699)	–	(7 936)	–	(9 640)

Creditors due within one year	(312)	(19 765)	(2 518)	(3)	5 524	–	(17 074)

Total assets less current liabilities	3 534	9 699	5 934	9 339	3 035	(10 647)	20 894

Borrowings	3 352	3 393	–	–	1 721	–	8 466
Trade and other creditors	–	88	–	303	273	–	664

Creditors due after more than one year	3 352	3 481	–	303	1 994	–	9 130

Provisions for liabilities and charges
(excluding pensions and similar obligations)	–	156	14	–	1 475	–	1 645

Net liabilities for pensions and similar obligations	–	142	–	33	3 584	–	3 759

Minority interests	–	–	–	–	440	–	440
Capital and reserves attributable to:
PLC	–	(952)	–	–	–	952	–
NV	–	–	6 869	–	–	(6 869)	–
Called up share capital	–	421	222	–	(1)	–	642
Share premium account	–	1 399	133	–	(2)	–	1 530
Other reserves	–	(1 783)	(659)	(464)	(694)	1 158	(2 442)
Profit retained	182	6 835	(645)	9 467	(3 761)	(5 888)	6 190

Total capital and reserves	182	5 920	5 920	9 003	(4 458)	(10 647)	5 920

Total capital employed	3 534	9 699	5 934	9 339	3 035	(10 647)	20 894

164     Unilever Annual Report and Accounts 2004

Back to Contents

Principal group companies and fixed investments
Unilever Group as at 31 December 2004

The companies listed below and on pages 166 to 168 are those which, in the opinion of the Directors, principally affect the amount of profit and assets shown in the Unilever Group accounts. The Directors consider that those companies not listed are not significant in relation to Unilever as a whole.

Full information as required by Articles 379 and 414 of Book 2 of the Civil Code in the Netherlands has been filed by Unilever N.V. with the Commercial Registry in Rotterdam.

Particulars of PLC group companies and other significant holdings as required by the United Kingdom Companies Act 1985 will be annexed to the next Annual Return of Unilever PLC.

The main activities of the companies listed below are indicated according to the following key:

Holding companies	H
Foods	F
Home and Personal Care	P
Other Operations	O

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

The percentage of Unilever’s shareholdings held either directly or indirectly by NV and PLC are identified in the tables according to the following code:

NV 100%	a
PLC 100%	b
NV 73%; PLC 27%	c
NV 89%; PLC 11%	d
NV 21%; PLC 79%	e
NV 57%; PLC 43%	f
NV 93%; PLC 7%	g

Principal group companies

%	Europe	Ownership	Activity

Austria
	Unilever Austria GmbH.	d	FP

Belgium
	Unilever Belgium BVBA/SPRL (Unibel)	d	FP

Bulgaria
	Unilever Bulgaria E.O.O.D.	a	FP

Croatia
	Unilever Croatia d.o.o.	a	FP

Czech Republic
	Unilever CR, spol. s r.o.	a	FP

Denmark
	Unilever Bestfoods A/S	a	F
	Unilever Danmark A/S	a	FP

Estonia
	Unilever Eesti OU	a	FP

Finland
	Suomen Unilever Oy	a	FP

%	Europe continued	Ownership	Activity

France
	Amora Maille Société Industrielle	d	F
99	Bestfoods France Société Industrielle S.A.	d	F
	Cogesal-Miko	d	F
	Fralib Sourcing Unit	d	F
99	Lever Fabergé France	d	P
	Unilever Bestfoods France	d	F
	Unilever France	d	H

Germany
	Langnese-Iglo GmbH	d	F
	Lever Fabergé Deutschland GmbH	d	P
Maizena Grundstücksverwaltungs
	GmbH & Co. OHG(1)	d	F
	Monda Beteiligungs GmbH	d	F
	Monda IPR GmbH & Co. OHG(1)	d	F
Monda Vermögensverwaltungs
	GmbH & Co. OHG(1)	d	F
	Pfanni GmbH & Co. OHG Stavenhagen(1)	d	F
Pfanni Werke Grundstücksverwaltungs
	GmbH & Co. OHG(1)	d	F
	PW Vermietungs GmbH & Co. KG(1)	d	F
	UBG Vermietungs GmbH & Co. OHG(1)	d	H
	Unilever Bestfoods Deutschland GmbH	d	F
	Unilever Beteiligungs GmbH	d	H
	Unilever Deutschland GmbH	d	H
	Unilever Deutschland Holding GmbH	d	H

Greece
67	‘Elais’ Oleaginous Products A.E.	a	F
	Unilever Hellas A.E.B.E.	a	FP

Hungary
	Unilever Magyarország Kft	a	FP

Ireland
	Lever Fabergé Ireland Ltd.	b	P
	Unilever Foods (Ireland) Limited	b	F

Italy
	Lever Fabergé Italia Srl	g	P
	Sagit Srl	g	F
	Unilever Bestfoods Italia Srl	g	F
	Unilever Italia SpA	g	H

Latvia
	Unilever Baltic LLC	a	FP

Lithuania
	Unilever Lietuva UAB	a	FP

The Netherlands
	Iglo Mora Groep B.V.	a	F
	Lever Fabergé Nederland B.V.	a	P
	Mixhold B.V.	d	H
	Unilever Bestfoods Nederland B.V.	d	F
	Unilever N.V.(2)		H
	Unilever Nederland B.V.	a	H

Norway
	Unilever Norge AS	a	F

Poland
99	Unilever Polska S.A.	d	FP

(1)	Due to the inclusion of the partnerships in the consolidated group accounts of Unilever, para 264(b) of the German trade law grants an exemption from the duty to prepare individual statutory financial statements and management reports in accordance with the requirements for limited liability companies and to have these audited.
(2)	See ‘Basis of consolidation’ on page 96.

Unilever Annual Report and Accounts 2004     165

Back to Contents

Principal group companies and fixed investments (continued)
Unilever Group as at 31 December 2004

Principal group companies (continued)

%	Europe continued	Ownership	Activity

Portugal
74	IgloOlá-Distribuição de Gelados e de
	Ultracongelados Lda.	a	F
60	LeverElida-Distribuição de Produtos de
	Limpeza e Higiene Pessoal Lda.	a	P
Unilever Bestfoods Portugal-Produtos
	Alimentares S.A.	a	F

Romania
99	Unilever South Central Europe S.R.L	a	FP

Russia
	OOO Unilever SNG	a	FP

Serbia
	Unilever Belgrade	a	FP

Slovakia
	Unilever Slovensko spol. s r.o.	a	FP

Slovenia
	Unilever Slovenia d.o.o.	a	FP

Spain
	Unilever España S.A.	a	HP
	Unilever Foods España S.A.	a	F

Sweden
	GB Glace AB	a	F
	Lever Fabergé AB	a	P
	Unilever Bestfoods AB	a	F

Switzerland
	Knorr-Nährmittel AG	d	H
	Lever Fabergé GmbH	d	P
	Meina Holding AG	d	H
	Lusso Foods AG	d	F
	Palma Re AG	a	O
	Sunlight AG	a	O
	Unilever Schweiz GmbH	d	F
	Unilever Cosmetics International S.A.	a	P
	Unilever Schweiz Service AG	a	O
	Unilever Swiss Holdings AG	a	H
	Unilever Raw Materials AG	a	F

Ukraine
	Unilever Ukraine LLC	a	FP

United Kingdom
	Ben & Jerry’s Homemade Ltd.	e	F
	Lever Fabergé Ltd.	b	P
	Lipton Ltd.	b	F
	Unilever Bestfoods UK Ltd.	e	F
	Unilever Cosmetics International (UK) Ltd.	b	P
	Unilever Ice Cream & Frozen Food Ltd.	e	F
	Unilever PLC(2)		H
	Unilever UK Central Resources Ltd.	b	O
	Unilever UK Holdings Ltd.	b	H
	Unilever UK & CN Holdings Ltd.	e	H

%	North America	Ownership	Activity

Canada
	Unilever Canada Inc.	e	FP

United States of America
	Ben & Jerry’s Homemade, Inc.	c	F
	Good Humor-Breyers Ice Cream(3)	c	F
	Slim•Fast Foods Company(3)	c	F
	Unilever Bestfoods(3)	c	F
	Unilever Bestfoods Foodsolutions(3)	c	F
	Unilever Capital Corporation	c	O
	Unilever Cosmetics International(3)	c	P
	Unilever Home and Personal Care(3)	c	P
	Unilever Ice Cream(3)	c	F
	Unilever United States, Inc.	c	H

%	Africa, Middle East and Turkey	Ownership	Activity

Algeria
60	Unilever Algérie SPA	a	P

Côte d’Ivoire
90	Unilever-Côte d’Ivoire	b	FPO

Democratic Republic of Congo
76	Plantations et Huileries du Congo s.a.r.l.	a	O

Egypt
60	Fine Food Products SAE	b	F
60	Lever Egypt SAE	b	P

Ghana
67	Unilever Ghana Ltd.	b	FPO

Israel
51	Glidat Strauss Ltd.	b	F
59	Unilever Bestfoods Israel Ltd.	f	F
	Lever Israel Ltd.	b	P

Kenya
88	Unilever Tea Kenya Ltd.	b	O
	Unilever Kenya Ltd.	b	FP

Malawi
	Unilever South East Africa (Private) Ltd.	b	FP

Morocco
	Unilever Bestfoods Maghreb S.A.	a	FP

Nigeria
50	Unilever Nigeria Plc	b	FP

Saudi Arabia
49	Binzagr Lever Ltd.(4)	b	P
49	Lever Arabia Ltd.(4)	b	P

South Africa
59	Unilever South Africa Foods (Pty) Limited	f	F
Unilever South Africa Home and
	Personal Care (Pty) Ltd.	b	P

Tanzania
	Unilever Tea Tanzania Ltd.	b	O

Tunisia
99	CODEPAR Tunisia	a	P
52	Maghreb Alimentation S.A.	a	F
99	Société de Produits Chimiques Détergents	a	P

Turkey
	Unilever Sanayi ve Ticaret Türk A.S,.	a	FP

Uganda
	Unilever Uganda Ltd.	b	FP

United Arab Emirates
	Unilever Gulf Free Zone Establishment	b	FP

Zambia
	Unilever South East Africa Zambia Limited	b	FP

Zimbabwe
	Unilever South East Africa (Pte) Ltd.	b	FP

(2)	See ‘Basis of consolidation’ on page 96.
(3)	A division of Conopco, Inc., a subsidiary of Unilever United States, Inc.
(4)	These companies are consolidated on the basis that Unilever exercises a dominant influence.

166     Unilever Annual Report and Accounts 2004

Back to Contents

Principal group companies and fixed investments (continued)
Unilever Group as at 31 December 2004

Principal group companies (continued)

%	Asia and Pacific	Ownership	Activity

Australia
	Unilever Australia Ltd.	b	FP

Bangladesh
61	Unilever Bangladesh Ltd.	b	FP

Cambodia
	Unilever (Cambodia) Limited	a	FP

China
	Bestfoods Guangzhou Foods Ltd.	a	F
	Unilever (China) Ltd.	a	H
90	Unilever Company Ltd.	a	P
	Unilever Foods (China) Ltd.	a	F
	Unilever Services (Hefei) Limited	a	FP
	Wall’s (China) Company Ltd.	a	F

China S.A.R.
	Unilever Bestfoods Hong Kong Ltd.	d	F
	Unilever Hong Kong Ltd.	d	FP

India
51	Hindustan Lever Ltd.	b	FPO

Indonesia
85	P.T. Unilever Indonesia Tbk	a	FP

Japan
	Nippon Lever KK	a	FP

Malaysia
	Unilever Foods (Malaysia) Sdn. Bhd.	e	F
70	Unilever (Malaysia) Holdings Sdn. Bhd.	e	FP

New Zealand
	Unilever New Zealand Ltd.	b	FP

Pakistan
67	Unilever Pakistan Ltd.	b	FP

Philippines
50	Unilever Foods Philippines (CMC) Inc.	d	F
	Unilever Philippines, Inc.	d	FP

Singapore
	Unilever Singapore Foods Pte. Ltd.	e	F
	Unilever Singapore Pte Ltd.	e	FP

South Korea
	Unilever Korea Chusik Hoesa	a	FP

Sri Lanka
	Unilever Sri Lanka Ltd.	b	FPO

Taiwan
75	Unilever Taiwan Foods Ltd.	d	F
	Unilever Taiwan Ltd.	d	FP

Thailand
	Unilever Thai Holdings Ltd.	d	FP
	Unilever Thai Trading Ltd.	d	FP

Vietnam
66	Lever Vietnam JVC	a	P
	Unilever Bestfoods and Elida P/S (Vietnam) Ltd	a	FP

%	Latin America	Ownership	Activity

Argentina
	Unilever Bestfoods de Argentina S.A.	d	F
	Unilever de Argentina S.A.	d	FP

Bolivia
	Unilever Andina Bolivia S.A.	a	FP

Brazil
	Mavibel Brasil Ltda.	d	H
	Unilever Brasil Ltda.	d	FP
	Unilever Bestfoods Brasil Ltda.	d	F

Chile
	Unilever Chile Home and Personal Care Ltda.	d	FP

Colombia
	Unilever Andina Colombia Ltda.	d	FP

Costa Rica
	Productos Agroindustriales del Caribe S.A.	c	F
	Unilever de Centroamerica S.A.	a	FP

Dominican Republic
	Knorr Alimentaria S.A.	a	F
	Unilever Caribe, S.A.	a	P

Ecuador
	Unilever Andina Ecuador S.A.	a	FP

El Salvador
	Unilever de Centroamerica S.A.	a	FP

Guatemala
	Unilever de Centroamerica S.A.	a	FP

Honduras
	Unilever de Centroamerica S.A.	a	FP

Mexico
	Circulo Esmeralda S.de R.L. de C.V.	d	F
	Corporativo Unilever de México S.de R.L. de C.V.	d	H
	Unilever de México, S. de R.L. de C.V.	d	FP

Netherlands Antilles
	Unilever Becumij N.V.	a	O

Nicaragua
	Unilever de Centroamerica S.A.	a	FP

Panama
	Unilever de Centroamerica S.A.	a	FP

Paraguay
	Unilever de Paraguay S.A.	a	FP

Peru
	Alimentos y Productos del Maíz S.A.	b	F
99	Industrias Pacocha S.A.	a	FP

Trinidad & Tobago
50	Unilever Caribbean Ltd.	b	FP

Uruguay
	Unilever del Uruguay S.A.	c	F
	Sudy Lever S.A.	a	P

Venezuela
	Unilever Andina Venezuela S.A.	a	FP

Unilever Annual Report and Accounts 2004     167

Back to Contents

Principal group companies and fixed investments (continued)
Unilever Group as at 31 December 2004

Principal fixed investments
Joint ventures

%	Europe	Ownership	Activity

Portugal
40	FIMA/VG-Distribuição de Produtos
	Alimentares, Lda.	a	F

%	North America

United States of America
50	Pepsi/Lipton Partnership	c	F

Associated companies

%	Europe	Ownership	Activity

United Kingdom
33	Langholm Capital Partners	b	O

%	North America

United States of America
33	JohnsonDiversey Holdings, Inc	a	P

%	Africa

Côte d’Ivoire
40	Palmci	b	O

168     Unilever Annual Report and Accounts 2004

Back to Contents

Company accounts
Unilever N.V.

Balance sheet as at 31 December
	€ million	€ million
	2004	2003

Fixed assets
Fixed investments	11 233	11 161

Current assets
Debtors	17 898	19 834
Cash at bank and in hand	280	430

Total current assets	18 178	20 264
Creditors due within one year	(17 492)	(19 765)
Net current assets	686	499

Total assets less current liabilities	11 919	11 660

Creditors due after more than one year	2 885	3 481

Provisions for liabilities and charges (excluding pensions and similar obligations)	102	156

Net pension liability for unfunded schemes	152	142

Capital and reserves	8 780	7 881
Called up share capital:
Preferential share capital 22	130	130
Ordinary share capital 22	291	291

	421	421
Share premium account	1 399	1 399
Other reserves	(1 379)	(1 243)
Profit retained	8 339	7 304

Total capital employed	11 919	11 660

Profit and loss account for the year ended 31 December
	€ million	€ million
	2004	2003

Income from fixed investments after taxation	1 960	1 235
Other income and expenses	158	477

Profit for the year	2 118	1 712

Pages 96 to 148, 165 to 168 and 170 contain the notes to the NV company accounts. For the information required by Article 392 of Book 2 of the Civil Code in the Netherlands, refer to page 171.

In accordance with Article 402 of Book 2 of the Civil Code in the Netherlands, the accounts of NV have been included in the consolidated accounts. The profit and loss account mentions only income from fixed investments after taxation as a separate item. The balance sheet includes the proposed profit appropriation.

As indicated on page 96, the company accounts of Unilever N.V. comply in all material respects with legislation in the Netherlands. As allowed by Article 362.1 of Book 2 of the Civil Code in the Netherlands, the company accounts are prepared in accordance with United Kingdom accounting standards.

The Board of Directors
1 March 2005

Unilever Annual Report and Accounts 2004     169

Back to Contents

Notes to the company accounts
Unilever N.V.

Fixed investments	€ million	€ million
	2004	2003

Shares in group companies	11 024	11 008
Book value of PLC shares held in
connection with share options	445	381
Less NV shares held by group companies	(236)	(228)

	11 233	11 161

Movements during the year:
1 January	11 161
Movement in PLC shares held in connection
with share options	64
Movement in NV shares held by group companies	(8)
Additions	16

31 December	11 233

Shares in group companies are stated at cost in accordance with international accounting practice in various countries, in particular the United Kingdom. In accordance with Article 385.5 of the Civil Code in the Netherlands, Unilever N.V. shares held by Unilever N.V. subsidiaries are deducted from the carrying value of those subsidiaries.

Debtors	€ million	€ million
	2004	2003

Loans to group companies	14 056	17 088
Other amounts owed by group companies	3 707	2 531
Amounts owed by undertakings in which
the company has a participating interest	15	–
Other	120	215

	17 898	19 834

Of which due after more than one year	710	819

Cash at bank and in hand	€ million	€ million
	2004	2003

This includes amounts for which repayment
notice is required of:	80	43

Creditors	€ million	€ million
	2004	2003

Due within one year:
Bank loans and overdrafts	1	7
Bonds and other loans	2 148	5 209
Loans from group companies	310	311
Other amounts owed to group companies	14 133	13 276
Taxation and social security	22	76
Accruals and deferred income	173	232
Dividends	700	642
Other	5	12

	17 492	19 765

Due after more than one year:
Accruals and deferred income	41	88
Bonds and other loans	2 844	3 393

In accordance with the UK Companies Act 1985 the Group presents the final dividend which is proposed after the balance sheet date as a creditor. There are no creditors due after more than five years.
Provisions for liabilities and charges (excluding pensions
and similar obligations)
	€ million	€ million
	2004	2003

Deferred taxation and other provisions	102	156

Of which due within one year	55	68

Ordinary share capital
Shares numbered 1 to 2 400 are held by a subsidiary of NV and a subsidiary of PLC, each holding 50%. Additionally, 24 898 145 €0.51 ordinary shares are held by NV and other group companies.

Share premium account
The share premium shown in the balance sheet is not available for the issue of bonus shares or for repayment without incurring withholding tax payable by the company. This is despite the change in the Netherlands tax law, as a result of which dividends received from 2001 onwards by individual shareholders who are Netherlands residents are no longer taxed.

Other reserves	€ million	€ million
	2004	2003

1 January	(1 243)	(1 041)
Change in book value of shares or certificates
held in connection with share options	(136)	(202)

31 December	(1 379)	(1 243)

Profit retained	€ million	€ million
	2004	2003

Profit retained at 31 December	8 339	7 304

Profit retained shown in the company accounts and the notes thereto is greater than the amount shown in the consolidated balance sheet, mainly because of certain intercompany transactions which are eliminated in the consolidated accounts.

€ million
2004

Difference as at 1 January 2004	469
Changes in equity value of the
consolidated participants	(1 766)
Changes in the accumulated
intercompany results	2 358

Difference as at 31 December 2004	1 061

Contingent liabilities	€ million	€ million
	2004	2003

Guarantees given for group companies	6 822	6 278

Of which also guaranteed by PLC	5 010	4 946

Other contingent liabilities are not expected to give rise to material loss.

NV has issued joint and several liability undertakings, as defined in Article 403 of Book 2 of the Civil Code in the Netherlands, for almost all Dutch group companies. These written undertakings have been filed with the office of the Company Registry in whose area of jurisdiction the group company concerned has its registered office.

170     Unilever Annual Report and Accounts 2004

Back to Contents

Further statutory information
Unilever N.V.

The rules for profit appropriation in the Articles of Association
(summary of Article 38)

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

	€ million	€ million
	2004	2003

Proposed profit appropriation
Profit for the year	2 118	1 712
Preference dividends	(28)	(27)

Profit at disposal of the Annual General
Meeting of shareholders	2 090	1 685
Ordinary dividends	(1 042)	(962)

Profit for the year retained	1 048	723
Changes in present value of net pension liability	(4)	–
Realised profit/(loss) on shares/certificates held
to meet employee share options	(9)	–
Profit retained – 1 January	7 304	6 581

Profit retained – 31 December	8 339	7 304

Special controlling rights under the Articles of Association
See note 22 on page 132.

Auditors
A resolution will be proposed at the Annual General Meeting on 10 May 2005 for the re-appointment of PricewaterhouseCoopers Accountants N.V. as auditors of NV. The present appointment will end at the conclusion of the Annual General Meeting.

Corporate Centre
Unilever N.V.
Weena 455
PO Box 760
3000 DK Rotterdam

J A A van der Bijl
S G Williams
Joint Secretaries of Unilever N.V.
1 March 2005

Unilever Annual Report and Accounts 2004     171

Back to Contents

Company accounts
Unilever PLC

Balance sheet as at 31 December
	£ million	£ million
	2004	2003

Fixed assets
Intangible assets	31	24
Fixed investments	2 237	2 237

Current assets
Debtors
Debtors due within one year	227	359
Debtors due after more than one year	65	152
Cash and current investments	–	–

Total current assets	292	511
Creditors due within one year	(1 578)	(1 784)

Net current assets/(liabilities)	(1 286)	(1 273)

Total assets less current liabilities	982	988

Provision for liabilities and charges (excluding pensions and similar obligations)	10	10

Capital and reserves	972	978

Called up share capital 22	41	41
Share premium account	94	94
Capital redemption reserve 24	11	11
Other reserves	(268)	(254)
Profit retained	1 094	1 086

Total capital employed	982	988

All amounts included in capital and reserves are classified as equity as defined under United Kingdom Financial Reporting Standard 4.

As permitted by Section 230 of the United Kingdom Companies Act 1985, an entity profit and loss account is not included as part of the published company accounts for PLC.

On behalf of the Board of Directors

P J Cescau Chairman
A Burgmans Vice-Chairman

1 March 2005

172     Unilever Annual Report and Accounts 2004

Back to Contents

Notes to the company accounts
Unilever PLC

Fixed investments	£ million	£ million
	2004	2003

Shares in group companies	2 237	2 237

Shares in group companies are stated at cost or valuation, less amounts written off.
£ million
2004

Movements during the year:
1 January	2 237
Additions	–
Disposals	–

31 December	2 237

Debtors	£ million	£ million
	2004	2003

Due within one year:
Amounts owed by group companies	193	335
Other	34	24

	227	359

Due after more than one year:
Amounts owed by group companies	46	124
Other	19	28

	65	152

Cash and current investments	£ million	£ million
	2004	2003

This includes amounts for which repayment
notice is required of:	–	–

Creditors	£ million	£ million
	2004	2003

Due within one year:
Bonds and other loans	50	–
Amounts owed to group companies	1 095	1 287
Taxation and social security	64	153
Dividends	367	341
Other	1	4
Accruals and deferred income	1	(1)

	1 578	1 784

Provisions for liabilities and charges (excluding pensions and similar obligations)
	£ million	£ million
	2004	2003

Deferred Taxation	10	10

The deferred tax liability arises following a reclassification from creditors. The 2003 figures have been adjusted for this amount.
Other reserves	£ million	£ million
	2004	2003

1 January	(254)	(224)
Change in book value of shares held in
connection with share options	(14)	(30)

31 December	(268)	(254)

Profit retained	£ million	£ million
	2004	2003

1 January	1 086	1 039
Profit for the year	556	563
Dividends on ordinary and deferred shares	(548)	(516)

31 December	1 094	1 086

Contingent liabilities	£ million	£ million
	2004	2003

Guarantees given for group companies	5 883	6 608

Of which guaranteed also by NV	3 542	3 500

Other contingent liabilities are not expected to give rise to material loss.

Remuneration of auditors	£ million	£ million
	2004	2003

Parent company statutory audit fee	1.6	1.6
Other audit services	–	0.2
Other payments by the parent company for
non-audit services provided by
PricewaterhouseCoopers LLP United Kingdom(a)
Audit-related services	1.3	0.1
Tax	–	0.4
General consulting	–	1.5
Other services	0.5	0.4

(a) See also note 2 on page 108.

Profit appropriation	£ million	£ million
	2004	2003

The proposed appropriation of the profit
of PLC is as follows:
Interim and recommended final dividends	548	516

Profit for the year retained	8	47

Unilever Annual Report and Accounts 2004     173

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

The directors’ reports of the United Kingdom group companies contain more details about how they have communicated with their employees during 2004.

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

During 2004 UK group companies made a total contribution of £8.2 million, analysed as follows:
     Charitable donations: £1.1 million
     Community investment: £1.9 million
     Commercial initiatives in the community: £4.4 million
     Management costs: £0.8 million

No donation or contribution was made or expenditure incurred for political purposes.

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

Auditors
A resolution will be proposed at the Annual General Meeting on 11 May 2005 for the re-appointment of PricewaterhouseCoopers LLP as auditors of PLC. The present appointment will end at the conclusion of the Annual General Meeting.

Authority to purchase own shares
At the Annual General Meeting of PLC held on 12 May 2004, authority was given pursuant to Article 64 of the PLC Articles of Association to make market purchases of PLC ordinary shares of 1.4p each, to a maximum of 290 million shares. This authority will expire at the Annual General Meeting on 11 May 2005, and a resolution will be proposed to renew it. The company has not exercised this authority during the year.

Details of shares purchased by an employee share trust and Unilever group companies to satisfy options granted under PLC’s employee share schemes are given in the Remuneration report on page 85 and in note 30 to the consolidated accounts on pages 138 to 147.

Directors’ report of PLC
For the purposes of Section 234 of the Companies Act 1985, the Directors’ Report of Unilever PLC for the year ended 31 December 2004 comprises this page and the information contained in the Report of the Directors on pages 2 to 89, the Remuneration report in respect of Directors’ interests in shares or debentures of the Group on page 85, Dividends on page 181 and Principal group companies and fixed investments on pages 165 to 168.

Corporate Centre
Unilever PLC
PO Box 68 Unilever House
Blackfriars
London EC4P 4BQ

Unilever PLC Registered Office
Port Sunlight
Wirral
Merseyside CH62 4ZD

Unilever PLC Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

By Order of the Board

J A A van der Bijl
S G Williams

Joint Secretaries of Unilever PLC
1 March 2005

174     Unilever Annual Report and Accounts 2004

Back to Contents

Analysis of shareholding

Significant shareholders of NV
As far as we are aware the only holders of more than 5% (as referred to in the Disclosure of Major Holdings in Listed Companies Act 1996 in the Netherlands) of any class of NV shares (apart from Nedamtrust, see page 61) are ING Verzekeringen N.V. and Aegon Levensverzekering N.V. The voting rights of such shareholders are the same as for other holders of the class of share indicated. We have to rely on the information we receive from the holders about the details of their holdings. The information we give below is the numbers we hold on 25 February 2005. This information was provided by ING Verzekeringen N.V. at various dates over the preceding six months and by Aegon Levensverzekering N.V. on 23 February 2005.

ING Verzekeringen N.V.

•	7 669 455 (1.34%) ordinary shares (€3 897 877)
•	20 670 (71.26%) 7% Cumulative Preference Shares (€9 377 595)
•	120 092 (74.56%) 6% Cumulative Preference Shares (€54 493 740)
•	504 440 (67.26%) 4% Cumulative Preference Shares (€22 890 489)
•	16 013 355 (7.57%) 5 euro cents Cumulative Preference Shares (€726 654)

Aegon Levensverzekering N.V.

•	340 346 (0.05%) ordinary shares (€172 975)
•	4 998 (17.23%) 7% Cumulative Preference Shares (€2 266 768)
•	29 540 (18.34%) 6% Cumulative Preference Shares (€13 404 668)
•	157 106 (20.95%) 4% Cumulative Preference Shares (€7 129 159)

Some of the above holdings are in the form of depositary receipts against NV shares issued by Nedamtrust (see page 61). There have been no material changes to the holdings of significant shareholders of NV during the three years up to and including 2004.

Significant shareholders of PLC
The following table gives details of shareholders who held more than 3% of PLC’s shares or deferred stock on 25 February 2005. The voting rights of such shareholders are the same as for other holders of the class of share indicated. We take this information from the register we hold under section 211 of the UK Companies Act 1985.

		Number of	Approximate
Title of class	Name of holder	shares held	% held

Deferred Stock	Naamlooze Vennootschap Elma	£50 000	50
	United Holdings Limited	£50 000	50
Ordinary shares	Trustees of the Leverhulme Trust and the
	Leverhulme Trade Charities Trust	156 815 034	5
	The Capital Group Companies, Inc.	144 557 853	5

The holding by The Capital Group Companies, Inc. is on behalf of affiliated investment management companies and was first notified to PLC in November 2000. On 28 February 2004 the Fidelity Management and Research Company held more than 3% of PLC’s ordinary shares, but as at 29 March 2004 the holding fell below 3%. After 28 February 2004 Barclays PLC became a significant shareholder with over 3% of PLC’s ordinary shares on three occasions, each time subsequently falling back below 3%. On 6 October 2004 their holding fell below 3% and there have been no further movements since. There have been no other reportable changes to the holdings of significant shareholders of PLC during the three years up to and including 2004.

Analysis of PLC registered holdings
At 31 December 2004 PLC had 86 566 ordinary shareholdings.

The following table analyses the registered holdings of PLC’s 1.4p ordinary shares at 31 December 2004:

		Number		Total
Number of shares		of holdings	%	shares held	%

1 –	1 000	33 165	38.31	18 190 424	0.62
1 001 –	2 500	25 072	28.96	41 524 017	1.43
2 501 –	5 000	13 887	16.04	49 725 269	1.71
5 001 –	10 000	8 057	9.31	56 728 685	1.95
10 001 –	25 000	3 996	4.62	60 156 095	2.07
25 001 –	50 000	908	1.05	31 212 940	1.07
50 001 –	100 000	443	0.51	30 988 253	1.06
100 001 –	1 000 000	739	0.85	257 392 995	8.84
Over	1 000 000	299	0.35	2 365 539 902	81.25

		86 566	100.00	2 911 458 580	100.00

Unilever Annual Report and Accounts 2004     175

Back to Contents

Analysis of shareholding
(continued)

Share purchases during 2004
The following share purchases were made in respect of share-based compensation plans, in order to satisfy future exercises of options and vesting of awards. These numbers are not adjusted for sales of shares on exercises of options or vesting of share awards. The maximum number of shares that may be purchased under the plans is determined by the number of new options granted and by our hedging practice.

					Total number of
					shares purchased
		Total number of		Average price	as part of publicly
		shares purchased	(a)	paid per share	announced plans

January	NV shares	–		–	–
	PLC shares	554 000		£5.33	554 000

February	NV shares	462 682		€59.71	462 682
	PLC shares	2 345 512		£5.70	2 345 512

March	NV shares	2 549 286		€55.32	2 549 286
	PLC shares	16 141 894		£5.39	16 141 894

April	NV shares	74 148		€55.08	74 148
	PLC shares	518 940		£5.34	518 940

May	NV shares	1 008 205		€55.77	1 008 205
	PLC shares	62 752		£5.08	62 752

June	NV shares	–		–	–
	PLC shares	–		–	–

July	NV shares	9 802		€48.98	9 802
	PLC shares	17 344		£4.83	17 344

August	NV shares	5 907		€49.28	5 907
	PLC shares	42 644		£4.86	42 644

September	NV shares	–		–	–
	PLC shares	–		–	–

October	NV shares	21 772		€47.48	21 772
	PLC shares	30 940		£4.66	30 940

November	NV shares	145 036		€49.60	145 036
	PLC shares	24 872		£4.85	24 872

December	NV shares	–		–	–
	PLC shares	–		–	–

(a) When under a North American plan, in the form of NV New York shares or PLC ADRs.

176     Unilever Annual Report and Accounts 2004

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

Unilever PLC
None.

Nature of the trading market

The principal trading markets upon which Unilever shares are listed are Euronext Amsterdam for NV ordinary shares and the London Stock Exchange for PLC ordinary shares. NV ordinary shares mainly trade in the form of Nedamtrust Certificates and almost all the shares are in bearer form. PLC ordinary shares are all in registered form.

In the United States, NV ordinary shares in registered form and PLC American Depositary Receipts, each representing four PLC ordinary shares, are traded on the New York Stock Exchange. JPMorgan Chase Bank NA acts for NV and PLC as issuer, transfer agent and, in respect of the American Depositary Receipts, depositary.

The NV ordinary shares are also listed on the stock exchanges in Frankfurt and Zürich.

There have not been any significant trading suspensions in the past three years.

At 25 February 2005 there were 7 542 registered holders of NV ordinary shares and 1 129 registered holders of PLC American Depositary Receipts in the United States. We estimate that approximately 27% of NV’s ordinary shares were held in the United States (approximately 23% in 2003), based on the distribution of the 2004 interim dividend payments, while most holders of PLC ordinary shares are registered in the United Kingdom – approximately 99% in both 2004 and 2003.

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

If you are a shareholder of NV, you have an interest in a Netherlands legal entity, your dividends will be paid in euros (converted into US dollars if you have shares registered in the United States) and you will be subject to Netherlands tax. If you are a shareholder of PLC, your interest is in a United Kingdom legal entity, your dividends will be paid in sterling (converted into US dollars if you have American Depositary Receipts) and you will be subject to United Kingdom tax. Nevertheless, the Equalisation Agreement means that as a shareholder of either company you effectively have an interest in the whole of Unilever. You have largely equal rights over our combined net profit and capital reserves as shown in the consolidated accounts. See Taxation for US residents on pages 179 and 180 and Equalisation Agreement on pages 52 and 53.

Unilever Annual Report and Accounts 2004     177

Back to Contents

Nature of the trading market
(continued)

Share prices at 31 December 2004:
The share price of the ordinary shares at the end of the year was for NV €49.33 and $66.71 and for PLC 512p and $39.52.

Monthly high and low prices for the last six months of 2004:
		July	August	September	October	November	December

NV per €0.51 ordinary share in Amsterdam (in €)	High	56	51	51	47	48	49
	Low	51	48	46	44	46	48

NV per €0.51 ordinary share in New York (in $)	High	68	61	62	59	63	67
	Low	61	59	58	57	59	63

PLC per 1.4p ordinary share in London (in pence)	High	534	482	492	464	490	513
	Low	486	465	450	443	468	479

PLC per American Depositary Receipt in New York (in $)	High	39	36	36	34	37	40
	Low	36	34	33	33	35	37

Quarterly high and low prices for 2004 and 2003:
	2004	1st	2nd	3rd	4th

NV per €0.51 ordinary share in Amsterdam (in €)	High	59	60	56	49
	Low	52	52	46	44

NV per €0.51 ordinary share in New York (in $)	High	74	71	68	67
	Low	65	62	58	57

PLC per 1.4p ordinary share in London (in pence)	High	576	573	534	513
	Low	518	501	450	443

PLC per American Depositary Receipt in New York (in $)	High	44	41	39	40
	Low	38	37	33	33

	2003	1st	2nd	3rd	4th

NV per €0.51 ordinary share in Amsterdam (in €)	High	60	59	54	52
	Low	48	46	46	49

NV per €0.51 ordinary share in New York (in $)	High	62	64	61	65
	Low	53	54	54	57

PLC per 1.4p ordinary share in London (in pence)	High	605	628	546	527
	Low	505	481	475	487

PLC per American Depositary Receipt in New York (in $)	High	39	39	35	38
	Low	33	32	31	33

Annual high and low prices for 2002, 2001 and 2000:
		2002	2001	2000

NV per €0.51 ordinary share in Amsterdam (in €)	High	72	71	71
	Low	50	55	42

NV per €0.51 ordinary share in New York (in $)	High	67	65	64
	Low	50	50	40

PLC per 1.4p ordinary share in London (in pence)	High	659	610	584
	Low	473	478	335

PLC per American Depositary Receipt in New York (in $)	High	39	35	35
	Low	30	28	22

178     Unilever Annual Report and Accounts 2004

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

United States taxation on dividends
If you are a United States shareholder, the dividend (including the withheld amount) up to the amount of our earnings and profits for United States Federal income tax purposes will be ordinary dividend income. Dividends received by an individual during taxable years before 2009 will be taxed at a maximum rate of 15%, provided the individual has held the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date, that NV is a qualified foreign corporation and that certain other conditions are satisfied. NV is a qualified foreign corporation for this purpose. Dividends received by an individual for taxable years after 2008 will be subject to tax at ordinary income rates. The dividends are not eligible for the dividends received deduction allowed to corporations.

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

Any portion of the dividend that exceeds our United States earnings and profits is subject to different rules. This portion is a tax free return of capital to the extent of your basis in our shares, and thereafter is treated as a gain on a disposition of the shares.

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

Unilever Annual Report and Accounts 2004     179

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

United States taxation on dividends
If you are a shareholder resident in the US, the dividend up to the amount of our earnings and profits for United States Federal income tax purposes will be ordinary dividend income. Dividends received by an individual during taxable years before 2009 will be taxed at a maximum rate of 15%, provided the individual has held the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date, that PLC is a qualified foreign corporation and certain other conditions are satisfied. PLC is a qualified foreign corporation for this purpose. Dividends received by an individual for taxable years after 2008 will be subject to tax at ordinary income rates. The dividend is not eligible for the dividends received deduction allowable to corporations. The dividend is foreign source income for US foreign tax credit purposes.

Any portion of the dividend that exceeds our United States earnings and profits is subject to different rules. This portion is a tax free return of capital to the extent of your basis in our shares, and thereafter is treated as a gain on a disposition of the shares.

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

180     Unilever Annual Report and Accounts 2004

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

The dividend timetable for 2005 is shown on page 184.

NV Dividends
	2004	2003	2002	2001	2000

Interim dividend per €0.51	€0.63	€0.59	€0.55	€0.50	€0.48
Exchange rate € to $	1.2784	1.1673	0.9820	0.9097	0.8646
Interim dividend per €0.51 (US registry)	$0.805392	$0.688707	$0.540100	$0.454850	$0.415008

Final dividend per €0.51	€1.26	€1.15	€1.15	€1.06	€0.95
Final exchange rate € to $	1.2762	1.1857	1.1427	0.9088	0.8827
Final dividend per €0.51 (US registry)	$1.608012	$1.363555	$1.314105	$0.963328	$0.838565

For the purposes of illustration, the US dollar dividends shown above are those paid on the €0.51 ordinary shares of NV registered in New York. The above exchange rates were those ruling on the dates of declaration of the dividend.

The final euro dividend for 2004 is payable on 13 June 2005. The dollar dividend will be calculated with reference to the exchange rates prevailing on 10 May 2005.

PLC Dividends
	2004	2003	2002	2001	2000

Interim dividend per 1.4p	6.33p	6.16p	5.21p	4.65p	4.40p
Exchange rate $ to £1	1.8382	1.6910	1.5580	1.4527	1.4622
Interim dividend per 5.6p	$0.4654	$0.4167	$0.3247	$0.2702	$0.2573

Final dividend per 1.4p	12.82p	11.92p	10.83p	9.89p	8.67p
Final exchange rate $ to £1	1.8618	1.7722	1.6065	1.4591	1.4355
Final dividend per 5.6p	$0.9547	$0.8449	$0.6959	$0.5772	$0.4978

The final sterling dividend for 2004 is payable on 13 June 2005. The dollar dividend will be calculated with reference to the exchange rates prevailing on 11 May 2005.

Unilever Annual Report and Accounts 2004     181

Back to Contents

Cross reference to Form 20-F

PART I

1	Identity of directors, senior management
	and advisers	n/a

2	Offer statistics and expected timetable	n/a

3	Key information
3A	Selected financial data	132, 149-153, 181
3B	Capitalization and indebtedness	n/a
3C	Reasons for the offer and use of proceeds	n/a
3D	Risk factors	50-51

4	Information on the company
4A	History and development of
	the company	2, 20-21, 52, 137, 184
4B	Business overview	10-16, 24-49
4C	Organisational structure	52-53, 165-168
4D	Property, plant and equipment	16

5	Operating and financial review and prospects
5A	Operating results	17-49
5B	Liquidity and capital resources	22, 92
5C	Research and development, patents and
	licences, etc.	11-12, 16
5D	Trend information	8-9, 24-49
5E	Off balance sheet arrangements	22, 120-121
5F	Tabular disclosure of contractual obligations	21
5G	Safe harbour	3

6	Directors, senior management and employees
6A	Directors and senior management	54-55, 57, 68-70
6B	Compensation	71-89, 122-129
6C	Board practices	52-70, 85-88
6D	Employees	15
6E	Share ownership	79-88, 138-147

7	Major shareholders and related party transactions
7A	Major shareholders	60-61, 175
7B	Related party transactions	15, 147
7C	Interests of experts and counsel	n/a

8	Financial information
8A	Consolidated statements
	and other financial information	91-148, 171, 181
8B	Significant changes	23

9	The offer and listing
9A	Offer and listing details	178
9B	Plan of distribution	n/a
9C	Markets	2, 177
9D	Selling shareholders	n/a
9E	Dilution	n/a
9F	Expenses of the issue	n/a
10	Additional information
10A	Share capital	n/a
10B	Memorandum and articles of association	52-61, 132, 171
10C	Material contracts	60
10D	Exchange controls	177
10E	Taxation	179-180
10F	Dividends and paying agents	n/a
10G	Statement by experts	n/a
10H	Documents on display	159
10I	Subsidiary information	n/a

11	Quantitative and qualitative disclosures about
	market risk	50-51

12	Description of securities other than equity securities	n/a

PART II

13	Defaults, dividend arrearages and delinquencies	n/a

14	Material modifications to the rights of security
	holders and use of proceeds	n/a

15	Controls and procedures	92

16	Reserved
16A	Audit Committee financial expert	56
16B	Code of Ethics	65
16C	Principal accountant fees and services	67, 108
16D	Exemptions from the Listing Standards for
	Audit Committees	n/a
16E	Purchases of equity securities by the issuer and
	affiliated purchasers	176

PART III

17	Financial statements	n/a

18	Financial statements	91-148, 154-164

19	Exhibits*

*Filed with the United States Securities and Exchange Commission.

Unilever’s agent in the United States is Mr R Soiefer, Senior Vice-President, General Counsel and Secretary, Unilever United States, Inc., 700 Sylvan Avenue, Englewood Cliffs, NJ 07632.

182     Unilever Annual Report and Accounts 2004

Back to Contents

Glossary

The following is intended to provide a general guide, particularly for United States readers, as to the meanings of various terms which may be used in this report. Please refer also to page 149 for definitions of specific accounting measures as they are applied by Unilever.

Term used in this report	US equivalent or brief description

Accounts	Financial statements

Associate/Associated company	A business which is not a subsidiary or a joint venture, but in which the Group has a shareholding and exercises significant influence

Called up share capital	Ordinary shares, issued and fully paid

Creditors	Accounts payable/Payables

Creditors: amounts due after more than one year	Long-term accounts payable

Creditors: amounts due within one year	Current accounts payable

Debtors	Accounts receivable/Receivables

Finance lease	Capital lease

Freehold	Ownership with absolute rights in perpetuity

Gearing	Leverage

Group, or consolidated, accounts	Consolidated financial statements

Group operating margin	Group operating profit expressed as a percentage of group turnover

Interest payable	Interest expense

Interest receivable	Interest income

Joint venture	A business which is jointly controlled by the Group and one or more external partners

Nominal value	Par value

Operating margin	Operating profit expressed as a percentage of turnover

Operating profit	Net operating income

Profit	Income (or earnings)

Profit and loss account	Income statement

Profit attributable to ordinary shareholders	Net income attributable to ordinary shareholders

Profit retained	Retained earnings

Provisions	Long-term liabilities other than debt and specific accounts payable

Reconciliation of movements in
shareholders’ funds	Statement of changes in stockholders’ equity

Reserves	Stockholders’ equity other than paid-up capital

Share capital	Capital stock or common stock

Share option	Stock option

Share premium account	Additional paid-in capital relating to proceeds of sale of stock in excess of par value or paid-in surplus

Shareholders’ funds	Stockholders’ equity

Shares in issue	Shares outstanding

Statement of total recognised gains and losses	Statement of comprehensive income

Stocks	Inventories

Tangible fixed assets	Property, plant and equipment

Turnover	Sales revenues

Unilever Annual Report and Accounts 2004     183

Back to Contents

Financial calendar and addresses

Annual General Meetings

NV	09:30 am Tuesday 10 May 2005 Rotterdam

PLC	11:00 am Wednesday 11 May 2005 London

Announcements of results

First Quarter	06 May 2005	Third Quarter	03 November 2005
First Half Year	04 August 2005	Final for Year	09 February 2006

Dividends on ordinary capital

Final for 2004 – announced 10 February 2005 and to be declared 10 May 2005 (NV) and 11 May 2005 (PLC)

	Ex-dividend	Record	Payment
	date	date	date

NV	12 May 2005	11 May 2005	13 June 2005
PLC	18 May 2005	20 May 2005	13 June 2005
NV – New York Shares	12 May 2005	16 May 2005	13 June 2005
PLC – American Depositary Receipts	18 May 2005	20 May 2005	13 June 2005

Interim for 2005 – to be announced 3 November 2005
	Ex-dividend	Record	Payment
	date	date	date

NV	04 November 2005	03 November 2005	02 December 2005
PLC	16 November 2005	18 November 2005	02 December 2005
NV – New York Shares	04 November 2005	08 November 2005	02 December 2005
PLC – American Depositary Receipts	16 November 2005	18 November 2005	02 December 2005

Preferential dividends – NV

			Ex-dividend		Record		Payment
	Announced		date		date		date

4% Cumulative Preference	09 December 2005		12 December 2005		09 December 2005		02 January 2006
6% Cumulative Preference	09 September 2005		12 September 2005		09 September 2005		03 October 2005
7% Cumulative Preference	09 September 2005		12 September 2005		09 September 2005		03 October 2005
€0.05 (Fl.0.10) Cumulative Preference	27 May 2005		30 May 2005		27 May 2005		09 June 2005
	25 November 2005	*	28 November 2005	*	25 November 2005	*	09 December 2005	*

*On 15 February 2005 after close of trading NV converted the €0.05 cumulative preference shares. As a consequence, the notional value of the shares reduced to €0.05. A proposal will be put to the Annual General Meeting of NV on 10 May 2005 to cancel the preference shares upon repayment of the notional amount in accordance with NV’s Articles of Association. Upon adoption of the proposal to cancel these preference shares, it is intended that the payment of accrued dividends on the preference shares for the relevant part of the second period of 2005 will occur at the time of the repayment of the notional value of the cancelled cumulative preference shares.

Contact details
Rotterdam		London		New York

Unilever N.V.		Unilever PLC		Unilever United States, Inc.
Corporate Relations Department		Corporate Relations Department		Corporate Affairs Department
Weena 455, PO Box 760		PO Box 68, Unilever House		700 Sylvan Avenue, Englewood Cliffs
3000 DK Rotterdam		Blackfriars, London EC4P 4BQ		NY 07632

Telephone	+31 (0)10 217 4000	Telephone	+44 (0)20 7822 5252	Telephone	+1 (0)201 894 7760
Telefax	+31 (0)10 217 4798	Telefax	+44 (0)20 7822 6191	Telefax	+1 (0)201 871 8257

Any queries can also be sent to us electronically via www.unilever.com/resources/contactus.asp

184     Unilever Annual Report and Accounts 2004

Back to Contents

Index

Accounting policies	17-18, 53, 96-98, 122, 155-159
Acquisitions	20, 134-135
AdeS	10, 30-31, 48-49
Africa, Middle East and Turkey	44-45, 69, 166, 168
Amora	10, 12, 27, 165
Amortisation	2, 4, 7, 19-20, 24-49, 97, 99, 102-106,
108, 112-114, 150, 155-157
Annapurna	10
Annual General Meeting (or AGM)	53-54, 58-59, 132,
171, 174, 181, 184
Asia and Pacific	46-47, 69, 167
Associates	15, 97-99, 101-103, 106, 109-111, 115,
133, 147, 158-161, 168
Auditors	56, 67, 90, 92, 95, 108, 171, 173-174
Axe	11, 35, 38-39, 41-43, 49

Balance sheet	17, 21-22, 96-99, 101, 148, 150, 155,
163-164, 169, 172
Becel	10, 13, 28-29, 40-41, 43
BEIA	2, 4, 7, 19-20, 24-49
Ben & Jerry’s	10, 32, 42
Bertolli	10, 12, 26, 41, 43
Bestfoods	18, 20, 109, 133, 156
Beverages	10, 30-31, 102
Birds Eye	10, 32-33
Blue Band	10, 28-29, 41
Board(s)	9, 52-70, 90, 92
Borrowings	21-22, 51, 53, 57, 100-101, 118-119,
138, 148, 163-164
Breyers	10, 12, 32-33, 42-43

Calvé	10, 12, 27
Calvin Klein	11
Capital and reserves	18, 21, 96, 101, 121, 131, 148, 150-151, 155, 163-164, 169, 172
Capital expenditure	22, 100, 105, 114, 137, 151-152, 162
Carte d’Or	10, 33
Cash	21-22, 51, 100-101, 117, 121, 138, 148,
150-151, 162-164, 169-170, 172-173
Cash flow	3, 6, 9, 17, 21-22, 51, 96, 100, 136-137,
151, 158, 162
Chairman	8-9, 15, 53-56, 58, 62, 64-66, 68, 70, 73-74, 147
Cif	11, 37
Clear	11
Close Up	11, 38
Code of Business Principles	14, 56-57, 90, 92
Comfort	11, 36-37
Commitments	21, 114, 134
Community	13, 174
Contingent liabilities	134, 170, 173
Cornetto	10, 32-33
Corporate governance	52-71, 84, 90
Country Crock	10, 26, 28
Creditors	98, 101, 121-122, 148, 150, 163-164,
169-170, 172-173
Current investments	21-22, 97, 101, 117, 121, 137-138,
148, 150, 158, 163-164, 172-173
Debtors	97, 101, 116, 121, 148, 150, 163-164,
169-170, 172-173
Deferred tax	18, 21, 97, 100-101, 110-111, 116, 130,
154-155, 158, 170, 173
Depreciation	97, 105, 108, 114
Disposals	20-21, 100, 135, 137, 151, 155, 162
Diversity	15, 174
Dividends	7, 18, 21-22, 52-53, 60, 96, 99-100, 113, 122,
132-133, 137, 150-151, 155, 158, 160-162,
170-171, 173-174, 177, 179-181, 184
Domestos	11, 37
Dove	10-11, 35, 38-41, 43, 45

Earnings per share	7, 19-20, 66-67, 99, 112, 150-151, 154
Employees	13-15, 108, 174
Environment	12-14, 16-17, 50, 109, 130, 134
Equalisation Agreement	17, 52-53, 59-60, 66, 96, 112,
132, 171, 177
Europe	40-41, 69, 165-166, 168
Exceptional items	2, 4, 7, 19-20, 24-49, 98-99, 102-104,
106, 109, 112, 136, 150
Exchange rates	2, 17, 51, 60, 96-97, 153
Executive Director	53-54, 56-57, 68, 70-85, 89, 108

Financial calendar	184
Financial instruments	18, 22, 51, 98, 120-121, 154-155, 158
Findus	10, 32
Fixed investments	97, 99, 101, 115-116, 121, 137, 148, 150,
158, 160-161, 163-164, 168-170, 172-173
Flora	10, 13, 28-29, 40-41
Foods	10, 24-33, 52, 68-70
Foreign currency	17, 22, 51, 96-98, 117-121, 153, 155, 158
Free cash flow	3, 6, 22, 51, 149

Goodwill	2, 4, 7, 17-21, 24-49, 90, 97, 99, 101, 108-109,
113-115, 131, 133-135, 148, 150, 154-158, 163-164

Hellmann’s	10, 12, 26-27, 41, 43, 48
Home and Personal Care	10-11, 34-39, 52, 68-70
Home care	10-11, 36-37, 102

Ice cream and frozen foods	10, 32-33, 102
IFRS	18, 90
Iglo	10, 32-33
Impairment	9, 17-19, 30, 42, 90, 97-98, 105, 108-109,
113-114, 136, 149, 151, 154-157
Intangible assets	2, 4, 7, 17-20, 24-50, 97, 99, 101, 108,
113-114, 135, 137, 148, 150, 154-157,
163-164, 172
Interest	4, 6, 19-20, 22, 51, 96-99, 109, 115, 117-121,
137, 148-150, 154-155, 157-158, 160-161
Internal control	56-57, 63, 67, 90, 92

Joint ventures	3, 15, 19-20, 97-100, 102-103, 106, 109-111,
115, 133, 137, 147, 151, 158-162, 168

Klondike	10, 12, 32-33, 42

Unilever Annual Report and Accounts 2004     185

Back to Contents

Index

Knorr	10-11, 26-27, 33, 41, 45, 47-49

Latin America	48-49, 167
Leases	16, 21, 97-98, 100, 108, 114, 118, 121-122,
134, 137-138, 159
Legal	16-17, 52, 56, 90, 130, 177
Lifebuoy	11, 13, 47
Lipton	10, 12, 20, 25, 27, 30-31, 41, 43, 45, 47
Listings	2, 52, 76, 177
Lux	10-11, 35, 38-39, 45, 47, 49

Magnum	10, 32-33, 41
Margin	4, 7, 19-20, 24-49, 151
Market capitalisation	21
Minority interests	19-20, 96, 99, 101, 137, 148, 150,
160-161, 163-164

Net debt	9, 19-22, 100, 120, 138, 151
Net profit	4, 19-20, 96, 99-100, 133, 148, 150-151,
154, 160-161
Netherlands	2, 17, 19, 52, 55-56, 58, 60-66, 71-72,
74-76, 78-79, 84, 89-90, 92, 96, 99, 132,
169-171, 175, 177, 179, 187
Non-Executive Director	53-56, 58, 61-62, 64-66, 68-70, 86-90
North America	42-43, 69, 166, 168

Omo	10-11, 36-37, 44-45, 48-49
Operating profit	2-4, 7, 19-20, 24-49, 96, 98-99, 102-104,
106, 109, 136, 148, 150, 152, 160-161

Path to Growth	2-3, 8, 19-21, 50, 71, 73-74, 98, 109,
112, 130, 135
Pensions	17, 19-21, 23, 50, 57, 71, 74-76, 83-84, 89, 97,
99-101, 108, 122-129, 131, 133, 148, 150,
154-155, 158, 160-161, 163-164, 169-173
Personal care	10, 38-39, 102
Pond’s	11, 39, 47
Popsicle	10, 12, 33
Preference shares and dividends	16, 18, 59-61, 63, 66, 85,
99, 101, 112, 131-133, 137,
147, 150, 169, 171, 175, 184
Prestige	10-11, 14, 38-41, 43
Profit and loss account	96-99, 148, 150, 154, 160-161,
169, 172
Provisions	16-17, 19, 97, 101, 109, 116, 130, 148,
150, 163-164, 169-170, 172-173

Radiant	11, 36, 49
Rama	10, 28-29, 41
Related party transactions	15, 147
Remuneration	53, 55-56, 63, 71-89, 108, 139
Research and development	11, 50, 98, 108
Restructuring	19-20, 98, 101, 109, 130, 154-155, 157
Return on invested capital (ROIC)	3, 5, 19-20, 149, 151
Rexona	11, 38-41, 45, 49
Risk management	50-51, 53, 56-57, 63, 90, 92

Sarbanes-Oxley	56, 64, 67, 90, 92
Savoury and dressings	10, 24-27, 102
Share-based compensation	17, 56, 71, 73-75, 77-82, 98,
138-147, 154, 159, 176
Share capital	7, 18, 53, 58-60, 66, 85, 88, 96, 100-101,
131-132, 163-164, 169-170, 172
Share prices	178
Shareholders	52-67, 71, 95-96, 132, 175, 177, 179-181, 187
Signal	11, 38
Skip	11
Skippy	28
Slim•Fast	6, 9-10, 12, 18-19, 22, 25, 30-31, 42-43,
90, 104, 109, 113, 156
Snuggle	11
Solero	10
Spreads and cooking products	10, 28-29, 102
Staff costs	108
Statement of total recognised gains and losses	100
Stocks	97, 101, 116, 148, 150, 163-164
Suave	11
Sunsilk	11, 35, 38-39, 41, 45, 49
Surf	10-11, 13, 45, 47, 49

Tangible fixed assets	16-17, 97, 101, 107-108, 114, 118,
134, 137, 148, 163-164
Taxation	4, 19-20, 51, 99-100, 110-111, 122, 148, 151,
154-155, 160-162, 170, 173, 179-180
Total shareholder return (TSR)	23, 76
Treasury	22, 51
Turnover	3-5, 7, 19-20, 24-51, 98-99, 102-104, 106-107,
148, 150-152, 158, 160-161

Unilever Foodsolutions	10, 24
United Kingdom (UK)	2, 17, 52, 55-56, 58-61, 64-66, 71-72,
74-76, 78-79, 84-85, 89-90, 92,
96, 110, 172-175, 177, 180, 187
US GAAP	126, 151, 154-159

Vaseline	11, 38
Vitality	8, 11-12, 24, 48

Website	2, 13-14, 18, 53-56, 58-59, 61-62, 64-66,
90, 92, 184, 187
Wishbone	10, 12

186     Unilever Annual Report and Accounts 2004

Back to Contents

Website

Shareholders are encouraged to visit our website www.unilever.com, which has a wealth of information about Unilever.

There is a section designed specifically for investors at www.unilever.com/ourcompany/investorcentre. It includes detailed coverage of the Unilever share price, our quarterly and annual results, performance charts, financial news and investor relations speeches and presentations. It also includes conference and investor/analyst presentations.

You can also view this year’s and prior years’ Annual Review and Annual Report and Accounts documents at www.unilever.com/ourcompany/investorcentre/financial_reports.

PLC shareholders can elect not to receive paper copies of the Annual Review, the Annual Report and Accounts and other shareholder documents by registering at www.unilever.com/shareholderservices if they prefer to view these on our website.

Share registration

Netherlands
N.V. Algemeen Nederlands Trustkantoor ANT
PO Box 11063
1001 GB Amsterdam

Telephone	+31 (0)20 522 2555
Telefax	+31 (0)20 522 2500
e-mail	registers@ant-trust.nl

UK
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

Telephone	+44 (0)870 600 3977
Telefax	+44 (0)870 600 3980
Website	www.unilever.com/shareholderservices

USA
JPMorgan Service Center
PO Box 43013
Providence RI 02940-3013

Toll free phone (inside US)	888 502 6356
Toll phone (outside US)	+1 (0)781 575 4328
Website	www.adr.com

Publications

Copies of the following publications can be accessed directly or ordered through www.unilever.com/ourcompany/investorcentre/financial_reports.

Unilever Annual Review 2004
Including Summary Financial Statement. Available in English or Dutch, with financial information in euros, sterling and US dollars.

Unilever Annual Report and Accounts 2004
Available in English or Dutch, with figures in euros. It forms the basis for the Form 20-F that is filed with the United States Securities and Exchange Commission.

Quarterly Results Announcements
Available in English or Dutch, with figures in euros; supplements in English, with sterling or US dollar figures, are available.

Unilever Annual Report and Accounts 2004     187

Back to Contents

Unilever N.V. Weena 455, PO Box 760 3000 DK Rotterdam The Netherlands
T	+31 (0)10 217 4000
F	+31 (0)10 217 4798

Unilever PLC PO Box 68, Unilever House Blackfriars, London EC4P 4BQ United Kingdom
T	+44 (0)20 7822 5252
F	+44 (0)20 7822 5951

Unilever PLC registered office Unilever PLC Port Sunlight Wirral Merseyside CH62 4ZD United Kingdom

www.unilever.com

Item 19. Exhibits

Exhibit Number	Description of Exhibit

1.1	Memorandum and Articles of Association of Unilever PLC, as amended
2.1	Indenture dated as of August 1, 2000, among Unilever Capital Corporation, Unilever N.V., Unilever PLC, Unilever United States, Inc. and The Bank of New York, as Trustee, relating to Guaranteed Debt Securities [1]
2.2	Trust Deed dated as of July 22, 1994, among Unilever N.V., Unilever PLC, Unilever Capital Corporation, Unilever United States, Inc. and The Law Debenture Trust Corporation p.l.c., relating to Guaranteed Debt Securities [2]
4.1	Equalisation Agreement between Unilever N.V. and Unilever PLC [3]
4.2	Service Contracts of the Executive Directors of Unilever PLC
4.3	Letters regarding compensation of Executive Directors of Unilever PLC
4.4	Unilever North America 2002 Omnibus Equity Compensation Plan [4]
4.5	The Unilever PLC International 1997 Executive Share Option Scheme [5]
4.6	The Unilever Long Term Incentive Plan [6]
7.1	Computation of Ratio of Earnings to Fixed Charges, Net Interest Cover and Net Interest Cover Based on EBITDA (Before Exceptional Items) [7]
8.1	List of Subsidiaries [8]
10.1	Consent of PricewaterhouseCoopers Accountants N.V. and PricewaterhouseCoopers LLP
12.1	Certifications of the Chairman and Joint Chief Executive, Vice-Chairman and Joint Chief Executive and Financial Director/Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certifications of the Chairman and Joint Chief Executive, Vice-Chairman and Joint Chief Executive and Financial Director/Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

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

[1]	Incorporated by reference to the Form 6-K furnished to the SEC on October 23, 2000.
[2]	Incorporated by reference to Exhibit 2.2 of Form 20-F filed with the SEC on March 28, 2002.
[3]	Incorporated by reference to Exhibit 4.1 of Form 20-F filed with the SEC on March 27, 2003.
[4]	Incorporated by reference to Exhibit 99.1 of Form S-8 filed with the SEC on February 27, 2003.
[5]	Incorporated by reference to Exhibit 4.5 of Form 20-F filed with the SEC on March 28, 2002.
[6]	Incorporated by reference to Exhibit 4.7 of Form 20-F filed with the SEC on March 28, 2002.
[7]	The required information is set forth on page 149 of the Annual Report and Accounts on Form 20-F.
[8]	The required information is set forth on pages 165-168 of the Annual Report and Accounts on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

Unilever PLC
(Registrant)

/s/ S G Williams

___________________________________
(Signature)
S G Williams, Joint Secretary

Date: 24 March 2005