Form 20-F
UNILEVER PLC
filed 2007-03-29
CIK 217410

As filed with the Securities and Exchange Commission on March 29, 2007

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

Item 17 Item 18

Back to Contents

At a glance

Turnover (€ million) Continuing operations	Operating profit (€ million) Continuing operations

Operating margin (%) Continuing operations	Earnings per share (€) Total operations

Dividends Per Ordinary €0.16 share of Unilever N.V. (€)	Per Ordinary 3 1/9p share of Unilever PLC (pence)

Per €0.16 New York Registry share of Unilever N.V. ($)	Per 3 1/9p American Depositary Receipt of Unilever PLC ($)

In addition to the dividends shown above, one-off dividends of the following amounts per share were paid in December 2006: €0.26 per ordinary NV share; 17.66p per ordinary PLC share; $0.3316 per NV New York Registry share; and $0.3372 per PLC American Depositary Receipt.

The dividend and earnings per share information given above, including comparative amounts for prior years, is expressed in terms of the nominal share values which have applied since 22 May 2006, following the split of NV shares and the consolidation of PLC shares which were approved at the 2006 AGMs.

Dividend figures for each year comprise dividends declared or proposed for that year. Under International Financial Reporting Standards (IFRS), dividends are only recorded against the year in which they become payable.

Actual dividends payable for 2006 on Unilever N.V. New York Registry Shares and American Depositary Receipts of Unilever PLC may differ from those shown above, which include final dividend values calculated using the rates of exchange ruling on 7 February 2007 (€1.00 = $1.2987, £1 = $1.9718) .

The term ‘shares’ as used in this document should, with respect to shares issued by Unilever N.V., be construed to include depositary receipts for shares issued by Foundation Unilever NV Trust Office, unless the context otherwise requires or unless it is clear from the context that this is not the case. For further information please refer to page 41.

The Unilever Group	Contents

	Report of the Directors

Unilever N.V. (NV) is a public limited company registered in the Netherlands, which has listings of shares and depositary receipts for shares on Euronext Amsterdam and of New York Registry Shares on the New York Stock Exchange.

Unilever PLC (PLC) is a public limited company registered in England and Wales which has shares listed on the London Stock Exchange and, as American Depositary Receipts, on the New York Stock Exchange.

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

Basis of reporting
Our accounting policies are based on International Financial Reporting Standards (IFRS) as adopted by the EU and UK and Dutch law. These differ in certain respects from accounting principles generally accepted in the United States (US GAAP). Certain measures used in our reporting are not defined under either IFRS or US GAAP. For further information about these measures, and the reasons why we believe they are important for an understanding of the performance of the business, please refer to the Operating review on page 13 and the Financial review on page 23. Variations from United States generally accepted accounting principles (US GAAP) and Securities and Exchange Commission Financial Statement Requirements Regulation S-X are outlined in notes 34 and 35 on pages 124 to 140.

The brand names shown in italics in this report are trademarks owned by or licensed to companies within the Unilever Group.

Reporting currency and exchange rates
Details of key exchange rates used in preparation of these accounts are given on page 146, together with Noon Buying Rates in New York for the equivalent dates.

Forward-looking statements
This document contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. For a description of factors that could affect future results, reference should be made to the full ‘Cautionary Statement’ on the inside back cover.

	Chairman’s report	3
	About Unilever	5
	Group Chief Executive	11
	Operating review – regions	13
	Operating review – categories	20
	Financial review	23
	Corporate governance	33
	Report of the Nomination Committee	48
	Report of the Remuneration Committee	49
	Report of the Audit Committee	63
	Report of the Corporate Responsibility and Reputation Committee	64

	Financial statements
	Statement of Directors’ responsibilities	66
	Management’s report on internal control over financial reporting	68
	Auditors’ report	69
	Consolidated income statement	70
	Consolidated statement of recognised income and expense	71
	Consolidated balance sheet	72
	Consolidated cash flow statement	73
	Notes to the consolidated accounts	74
	Selected financial data	141
	Principal group companies and non-current investments	147

	Shareholder information
	Analysis of shareholding	149
	Exchange controls affecting security holders	150
	Nature of the trading market	151
	Taxation for US residents holding shares in NV	153
	Taxation for US residents holding shares in PLC	154
	Dividend record	155
	Glossary	156
	Cross reference to Form 20-F	157
	Financial calendar	158
	Contact details	158
	Website	159
	Publications	159
	Share registration	159

	Index	160

Unilever Annual Report on Form 20-F 2006	1

Back to Contents

A changing Unilever

Our mission is to add Vitality to life. We meet everyday needs for nutrition, hygiene and personal care with brands that help people feel good, look good and get more out of life.

Unilever is changing – from the way we are structured and the way we operate, to the choices we make and the priorities we set.

We have a reformed governance, a new structure and a ‘One Unilever’ programme creating consistency, delivering cost savings and enabling us to leverage our global scale. We are developing and implementing brilliant consumer marketing. We are strengthening our relationships with retail customers. And we are outsourcing transactional operations in IT, finance and HR so we can focus on growing global brands.

In supporting our growth strategy, these changes are all making an impact on performance. 2006 was a year of progress, showing consistent broad-based growth, with all regions and all categories contributing, and savings programmes delivered ahead of plan, helping to offset higher input costs.

Our investment priorities – personal care, developing and emerging markets, and Vitality – are fuelling this growth. For example, our Vitality mission is shaping and directing our brand development, our partnerships and the way in which we operate around the world.

On the following pages you will recognise information about many of our world-famous brands and see how our values – our desire to improve people’s lives, our commitment to the communities in which we operate – are at the heart of our business. But you will also witness a new purpose, a new confidence and a new hunger to succeed.

Whether serving the world’s most affluent consumers or those with very limited disposable income, we always remember that respect and reputation have to be earned. And retaining the trust and credibility that Unilever has built up over many years is critical to our success in helping people ‘feel good, look good and get more out of life’.

2	Unilever Annual Report on Form 20-F 2006

Back to Contents

Report of the Directors

Chairman’s report

In 2006 we regained the initiative in the marketplace resulting in top line growth of 3.8% and a stabilisation of our market shares.

Many initiatives such as ‘One Unilever’ were accelerated and executed with great skill and discipline.

On behalf of the Boards I would like to thank Patrick and his team, as well as all our 179 000 employees around the world, for their hard work and commitment.

Although economic activity has been favourable, in other business areas (for example raw material prices) the going has been tough. Therefore the words of appreciation from the Boards are well deserved.

I would like to report back to you on a number of issues concerning the dual structure, Board composition and Board evaluation.

Dual structure
In 2005 three proposals were put forward to change Unilever’s constitutional arrangements. All were approved by shareholders at the two Annual General Meetings (AGMs) which were held in May 2006.

As a result, we now have greater flexibility to allocate assets between the two parent companies. In addition, there is full transparency between our share prices since there is one-to-one equivalence in their economic interests in the Unilever Group. Finally, our shareholders have the right to nominate candidates to the Boards.

All of this means we have simplified the relationship between our NV and PLC shares, and strengthened several elements of Unilever’s corporate governance. At the same time, the Group continues to benefit from its dual structure.

I would like to remind you that the dual structure refers to the legal framework of Unilever. When it comes to the day-to-day management of Unilever’s operations the Group is run on the principle of one operating unit and as such the vast majority of employees are, quite properly, unaware of our legal structure.

Board succession
During 2006 we continued our search to identify candidates for the Boards who would strengthen its expertise and independence. We are very pleased that Genevieve Berger, Narayana Murthy and Hixonia Nyasulu have expressed their willingness to serve on Unilever’s Boards; they will be proposed as Non-Executive Directors at the AGMs in May 2007. Genevieve is a Professor of Biophysics and Medical Imaging at Paris University VI and Chairman of the Advisory Board ‘Health’ for the EU Commission for Research. Narayana is co-founder and Chairman of Infosys Technologies Limited. Hixonia is a Non-Executive Director of Sasol Limited and Anglo Platinum and an Advisory Board Member of JP Morgan South Africa. Their appointments will bring further diversity of background and experience to the Boards and we hope that their nominations will be approved by shareholders.

In addition to welcoming these new members to the Boards, we will be saying goodbye to two of the Directors. First, Rudy Markham. Rudy retires after 39 years of distinguished service with Unilever during which time he has successfully occupied a number of senior executive positions. In 1998 he joined the Boards as Strategy and Technology Director, being appointed Financial Director, now Chief Financial Officer, in 2000. On behalf of the Boards I would like to acknowledge his outstanding career and thank him for the significant contribution he has made to our business throughout that time.

Secondly, Lynda Chalker. Lynda retires as a Non-Executive Director after three terms of three years. She has served as Chair of the Corporate Responsibility and Reputation Committee and throughout her time on the Boards we have benefited from her wise counsel and expert knowledge of developing markets.

On your behalf I thank them both for their service.

In addition, the Nomination Committee led by its Chairman David Simon was given the task of searching for a new Chairman as my successor. We are delighted that Michael Treschow has agreed to succeed me as the first independent Chairman of the Boards of Unilever, subject to his appointment as a Non-Executive Director at the AGMs. Michael is a businessman with a formidable track record gained in some of the world’s most competitive consumer industries. He has also proved himself an effective Chairman at both Ericsson and Electrolux, and we trust that his appointment will be approved by shareholders.

When these changes are implemented we will have finalised a complete restructuring of our corporate governance arrangements. This change process was initiated in 2004 and it involved the elimination of Advisory Directors, the phase-out of the dual leadership system, the adoption of a one-tier board structure and the appointment of a fully independent Chairman of the Boards. We feel we will have Boards in place which will measure favourably against the highest corporate governance standards.

Board evaluation
During 2006 a full and thorough evaluation of how the Boards functioned was conducted by a specialist outside firm. Taken as a whole, the outcome was positive as it confirmed that the changes we have made since 2004, the move from Advisory Directors to Non-Executive Directors and the splitting of the Chairman and Chief Executive roles, have strengthened our governance structure. In addition, the amount of time spent on Unilever Board matters compares very favourably with general practice.

These conclusions support our belief that all the alterations to our governance structure and proceedings have been beneficial to Unilever overall and that we meet the very high standards expected of a group of our size and complexity.

Unilever Annual Report on Form 20-F 2006	3

Back to Contents

Report of the Directors (continued)

Chairman’s report (continued)

Conclusion
I realise I a m writing to you for the last time after 35 years of service with Unilever.

The changes within Unilever over this period have been truly transformational both in terms of product portfolio and geographical spread. Our turnover in Western Europe has declined from 65% to 34% of Unilever sales. The expansion has been picked up by the developing countries which represent over 40% of our turnover.

Moreover, 35 years ago 25% of Unilever sales were outside the fast moving consumer goods sector. Spearheaded by disposals and acquisitions such as Chesebrough Pond’s and Bestfoods, Unilever turnover is now focused on around 400 brands, all in consumer goods categories. Especially spectacular has been the rise of turnover of our personal care business from 4% of sales in 1972 to 28% of sales today.

Perhaps the most impressive change since the early seventies is the step-up of the quality and strength of our brand portfolio. We have come from a position of no brand achieving a turnover of over €1 billion, to today’s position of twelve billion-euro brands, representing around 55% of Unilever’s turnover.

All these changes together with the underpinning of our Vitality mission position our company favourably for future growth.

What has not changed over the last four decades is the way Unilever conducts its business: integrity first and foremost in all things we undertake together with a keen interest for the communities and environment in which we work.

It has been a privilege to serve in Unilever over the last 35 years.

4	Unilever Annual Report on Form 20-F 2006

Back to Contents

Report of the Directors (continued)

About Unilever

Description of business
Unilever is one of the world’s leading suppliers of fast moving consumer goods across Foods and Home and Personal Care categories. Unilever’s portfolio includes some of the world’s best known and most loved brands.

Strategy and long-term financial targets
At the heart of Unilever's strategy is a concentration of resources on areas where we have leading positions and on high growth spaces, especially in personal care, in developing and emerging markets and in Vitality. While the focus is on developing the business organically, acquisitions and disposals also have a role to play in accelerating the portfolio development.

To execute this strategy the business has been reorganised to simplify the management structure and to improve capabilities in marketing, customer management, and research and development. The result is better allocation of resources, better execution, faster decision-making and greater focus on efficiency. The new organisation, augmented by the successful 'One Unilever' project, allows us to leverage our scale both globally and locally.

Unilever's long-term ambition is to achieve top-third total shareholder return and our targets reflect this. Over the period 2005-2010 we target ungeared free cash flow of €25-30 billion. Disposals made in the past two years, with no significant acquisitions to date, have reduced the cash generation over the period by just over €1 billion. Return on invested capital is targeted to increase over the 2004 base of 11%. We expect underlying sales growth of 3-5% per annum and an operating margin in excess of 15% by 2010 after a normal level of restructuring of 0.5 to 1 percent of sales.

Key performance indicators
Underlying sales growth, operating margin, ungeared free cash flow, return on invested capital and total shareholder return are key performance indicators for the Group.

In the Operating review on pages 13 to 22 and the Financial review on pages 23 to 32 we explain why we regard these as important indicators of our progress against our strategic objectives, describe how we calculate them, and report on the results of these measures for the current and preceding years.

Regions
Three regional teams are responsible for managing Unilever’s business in the regions, and for market operations. They are primarily responsible for winning with customers and deploying brand events and innovations effectively. The regions are fully accountable for the profit performance of our business, as well as growth, short-term cash flows and the in-year development of market shares.

The Europe region includes our operations in Western Europe and in Central and Eastern Europe, and in 2006 accounted for approximately 38% of our business on a turnover basis. The Americas region includes our operations in North America and Latin America and represented around 35% of our business. Our Asia Africa region accounted for 27% of our business, and includes our operations in the Middle East, Turkey, Africa, Asia and Australasia.

Categories
Two category teams cover Foods and Home and Personal Care, and are responsible for each category and the brands therein. They are fully responsible for brand development and innovation, including research and development. Categories also lead the strategic elements of the supply chain and are accountable for long-term value creation in the business, as measured by market share development, category growth, innovation metrics and brand health.

For more information about our two categories and their innovation activities during 2006 please refer to pages 20 to 22.

Functions
Our five support functions (Finance, HR, IT, Communications and Legal) provide value-adding business partnership, strategic support and competitive services to the whole business (especially the regional and category organisations). They are organised around the model of business partners, shared services and expertise teams.

Operating environment

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

We support efforts to create a more open competitive environment through the liberalisation of international trade. We support the full implementation of the Single European Market and inclusion in the European Union of other countries that fulfil the agreed criteria for membership.

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

Unilever Annual Report on Form 20-F 2006	5

Back to Contents

Report of the Directors (continued)

About Unilever (continued)

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

Seasonality
Certain of our businesses, such as ice cream, are subject to significant seasonal fluctuations in sales. However, Unilever operates globally in many different markets and product categories. No individual element of seasonality is likely to be material to the results of the Group as a whole.

Related party transactions
Transactions with related parties are conducted in accordance with agreed transfer pricing policies and include sales to joint ventures and associates. Other than those disclosed in this report, there were no related party transactions that were material to the Group or to the related parties concerned that are required to be reported in 2006 or the two preceding years.

For more information about related party transactions please refer also to note 30 on page 122.

Resources

Our brands – Foods
Our Foods category manages brands in two main groups:

Savoury, dressings and spreads includes sales of soups, bouillons, sauces, snacks, mayonnaise, salad dressings, olive oil, margarines, spreads and cooking products such as liquid margarines and the remaining frozen foods businesses. Among the leading brands are Knorr, Hellmann’s, Calvé, Wish-Bone, Amora, Bertolli, our healthy heart Becel and Flora ranges, and our family brands including Rama, Blue Band and Country Crock.

Ice cream and beverages includes our sales of ice cream under the international Heart brand, including Cornetto, Magnum, Carte d’Or and Solero, and also Ben & Jerry’s, Breyers, Klondike and Popsicle. It also includes sales of tea, where our brands include Lipton and Brooke Bond, weight management products, principally Slim•Fast, and nutritionally enhanced staples sold in developing markets, including our Annapurna and AdeS ranges.

Within these groups, our Unilever Foodsolutions business is a global food service business providing solutions for professional chefs and caterers. Its results are reported within those for the groups above.

Our brands – Home and Personal Care
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

Corporate venture activities
Unilever has allocated €350 million to its venturing activities in order to create business opportunities that will help build our core business interests in Foods and Home and Personal Care. These activities include:

•	Unilever Technology Ventures, which invests in technology funds and start-up companies;
•	Unilever Ventures, which is an early-stage business development fund for businesses from both inside and outside Unilever; and
•	Langholm Capital, which is an independent fund investing in private European companies with above-average longer-term growth prospects.

Our employees
We set great store by our people. No matter what their level or individual responsibilities, they all make an important contribution to our success.

The following examples outline some of the initiatives we have instigated to help our people develop their skills, broaden their experience and – wherever they are in the world – improve their chances of progressing within Unilever.

Talented people are given opportunities to develop at every level. However, our new senior leadership programme, launched in 2006, is aimed at those with potential to reach the top roles. The programme includes a bespoke business simulation, based on one of our skincare businesses. It provides an exceptional opportunity for senior managers rapidly to gain the breadth and depth of business and leadership understanding required for our business’s most demanding roles.

We are always looking at new ways of working to drive business effectiveness. One example is in the area of business travel which can be time-consuming and tiring. Our current videoconferencing equipment is being upgraded to state-of-the-art facilities at five major Unilever sites worldwide and is expected to enable us to reduce travel. These facilities mean that complete teams can communicate effectively with one another across continents and time zones without anyone leaving the office – making better use of everyone’s time and energy, and limiting time spent away from home.

During 2006, as part of a graduate recruitment programme, Unilever Netherlands set an unusual work-experience challenge. Students spent two weeks in rural India on Hindustan Lever’s Project Shakti, helping women in remote areas who have set up small businesses as direct-to-consumer retailers and measuring the project’s success. By providing local women with training and business skills, Shakti creates a new distribution channel for our products while providing the women with opportunities to improve their income, standard of living and place in the community. It also helped open Dutch students’ eyes to the wide variety of activities that take place across the Unilever world.

6	Unilever Annual Report on Form 20-F 2006

Back to Contents

Report of the Directors (continued)

About Unilever (continued)

Unilever employees whose skills are honed in developing and emerging (D&E) markets are reaching senior positions both at home and abroad, and 20% of our top 123 managers are from D&E regions. Andina/Central America, Argentina, Brazil, India, Indonesia, Japan, Mexico, Pakistan, the Philippines and South Africa all have either local nationals as their chairmen, or chairmen from within the D&E regions. Furthermore, 39% of all individuals on international secondment are from developing or emerging countries.

Hindustan Lever, Unilever’s business in India, has a Personal Vitality Programme which assesses individual employees’ body mass, blood pressure, cholesterol and blood sugar levels. And assistance is provided to those who have nutrition or health issues, or exercise requirements. Although voluntary, over 10 000 employees have taken part so far and each will be followed up annually to ensure they have every opportunity to improve their health.

Strong, effective leadership is at the heart of our transformation programme and is the key to sustaining high levels of business performance. Our new global Standards of Leadership framework clearly sets out the behaviours needed to align ‘hearts and minds’, inspire people to achieve excellence in strategy execution and develop the skills and capabilities we need for the future.

Maintaining health and fitness can be challenging for senior managers in demanding roles. During 2006, several senior leadership teams – including the Unilever Executive – took part in a well-being programme. Each received their own individual health and Vitality check, which was then used to design a personal plan to enhance their habits and practices in physical activity, nutrition and mental resilience. In 2007 a further ten leadership teams are expected to participate in a well-being programme.

Our total employee numbers over the last five years were as follows:

Year end in thousands	2006	2005	2004	2003	2002

Europe	44	49	52	55	60
The Americas	45	47	47	50	53
Asia Africa	90	110	124	129	134

Total	179	206	223	234	247

Of the overall reduction in numbers during 2006 of 27 000, the sale of a plantations business in India accounted for a reduction of 18 000. A further 3 000 resulted from the sale of the majority of our European frozen foods businesses, with the remainder of the reduction arising from other business disposals and a range of restructuring projects.

Included in the total reported numbers for 2006 were 26 000 part-time or seasonal employees (2005: 33 000).

Diversity
Diversity in Unilever is about inclusion, embracing differences, creating possibilities and growing together for better business performance. We embrace diversity in our workforce; this means giving full and fair consideration to all applicants and continuing development to all employees, regardless of gender, nationality, race, creed, disability, style or sexuality. Diversity plays a vital role in ensuring we understand consumers’ needs.

The commitment to diversity is set right at the top of our business. An important legacy of our Chairman, Antony Burgmans, is that he is leaving the most diverse Unilever Board in our history. Going forward, Group Chief Executive Patrick Cescau will lead our global diversity board that will drive the diversity strategy within the business.

Unilever is one of the world’s most culturally diverse companies with 24 different nationalities represented among our top 123 managers worldwide.

In 2006 we focused on practical diversity initiatives. These included the quarterly measurement and tracking of diversity against objectives and the integration of our diversity agenda into our people processes.

Gender continues to be the primary focus of our diversity strategy, as well as a way of improving business performance. Between 2000 and 2006, we have increased our female management profile from 25% to 33% and most of our senior leadership teams, such as Foods, Europe, The Americas and human resources include female leaders.

Information technology
Unilever IT is a global function headed by the Global Chief Information Officer with a strategy to deliver simpler, more cost effective IT solutions to support the business. Common technology framework and standards for architecture, key technologies, process, information and services, allow Unilever to leverage its scale. For example, this approach is supporting the integration of our businesses in each country under the ‘One Unilever’ programme, as well as the setting up of regional shared service centres for ‘back-office’ operations, which in some cases are being outsourced.

The development of ‘destination IT architecture’ is another example of simplifying and leveraging scale. The destination IT architecture is essentially a long-term view on the IT application and technology landscape for Unilever. This also fundamentally changes the way IT works with the business.

Unilever partners with a few major suppliers to develop the minimum number of non-overlapping systems needed to deliver the business objectives. This promotes radical simplification with flexibility and agility, faster implementation and reduced costs.

Intellectual property
We have a large portfolio of patents and trademarks, and we conduct some of our operations under licences which are based on patents or trademarks owned or controlled by others. We are not dependent on any one patent or group of patents. We use our best efforts to protect our brands and technology.

Unilever Annual Report on Form 20-F 2006	7

Back to Contents

Report of the Directors (continued)

About Unilever (continued)

Property, plant and equipment
We have interests in properties in most of the countries where there are Unilever operations. However, none is material in the context of the Group as a whole. The properties are used predominantly to house production and distribution activities and as offices. There is a mixture of leased and owned property throughout the Group. There are no environmental issues affecting the properties which would have a material impact upon the Group, and there are no material encumbrances on our properties. Any difference between the market value of properties held by the Group and the amount at which they are included in the balance sheet is not significant. Please refer to the schedule of principal group companies and non-current investments on page 147 and 148 and details of property, plant and equipment in note 10 on page 90.

We currently have no plans to construct new facilities or expand or improve our current facilities in a manner that is material to the Group.

Laws and regulation
Unilever businesses are governed by laws and regulations designed to ensure that products may be safely used for their intended purpose and that labelling and advertising are truthful and not misleading. Unilever businesses are further regulated by data protection and anti-trust legislation. Important regulatory bodies in respect of our businesses include the European Commission and the US Food and Drug Administration.

We have processes in place to ensure that products, ingredients, manufacturing processes, marketing materials and activities comply with the above-mentioned laws and regulations.

Legal proceedings
We are not involved in any legal or arbitration proceedings which might lead to material loss or expenditure in the context of the Group results. Similarly we do not have any material obligations under environmental legislation. None of our Directors or Officers is involved in any legal proceedings which are material as aforesaid.

Preference shares
In 1999, NV issued 211 473 785 €0.05 (Fl.0.10) cumulative preference shares, with a notional value of €6.58 (Fl.14.50), as an alternative to a cash dividend. In March 2004, NV announced its intention to convert part (€6.53 – equivalent to Fl.14.40) of the notional value of the preference shares, in accordance with its Articles of Association, into NV ordinary shares in the first quarter of 2005. A number of holders of preference shares raised objections to the conversion, claiming that NV had created legitimate expectations that it would buy the preference shares back for an amount of €6.58, the amount of the cash dividend in 1999. A group of holders of preference shares requested the Enterprise Chamber of the Amsterdam Court of Appeal to conduct an inquiry into the course of affairs surrounding the preference shares. On 21 December 2004, the Enterprise Chamber ordered an inquiry; an additional request to forbid NV to convert the preference shares was rejected.

On 15 February 2005 NV converted part of the notional value of the preference shares into NV ordinary shares. The value, which the holders of the preference shares received upon conversion, was €4.55 for each preference share.

As a consequence of the conversion, the notional value of the preference shares was reduced to €0.05 (Fl.0.10) and pursuant to the Articles of Association of NV the preference shares could be cancelled upon repayment of this remaining notional value. On 4 May 2005, the Enterprise Chamber of the Amsterdam Court of Appeal rejected another request of a group of holders of preference shares who had bought their preference shares after 24 March 2004, which was aimed to prohibit NV from cancelling the preference shares. On 10 May 2005, NV’s Annual General Meeting decided to cancel the preference shares and cancellation took effect on 13 July 2005.

On 8 September 2006, the investigators published a report. Criticisms made in this report related to how Unilever had communicated with the preference shareholders but the criticisms did not extend to NV’s decision to convert part of the notional value of the preference shares into ordinary shares.

On 8 November 2006 NV announced that it had agreed a settlement with the main parties in the legal dispute over the preference shares. The settlement includes all former preference shareholders who had initiated the inquiry procedure. Unilever has provided €300 million in respect of the settlement. Further information is given in note 19 on page 102.

The group of former preference shareholders who had bought their preference shares after 24 March 2004 and who are not entitled to the settlement, have requested the Enterprise Chamber to rule that the report of the investigators demonstrates mismanagement of NV. They have requested an additional inquiry into the policy and affairs of NV in the period after 24 March 2004. This group of former preference shareholders has also instituted claims with the Rotterdam District Court for nullification of the NV Board’s decision to convert the preference shares and NV’s Annual General Meeting decision to cancel the preference shares. The Enterprise Chamber and the Rotterdam District Court have not yet decided on these claims.

On the grounds of NV’s alleged attributable failure to buy back the preference shares at €6.58, they also claim damages in the amount of approximately €81 million, which amount is based on the difference between €6.58 and €4.55, the value holders of the preference shares received upon conversion for each preference share. These claims will be vigorously contested.

Other
Unilever has businesses in many countries and from time to time these are subject to investigation by competition and other regulatory authorities. One such matter concerns ice cream distribution in Europe, notably the issues of outlet and cabinet exclusivity. In October 2003, the Court of First Instance in Luxembourg (‘CFI’) ruled in favour of the European Commission’s decision banning Unilever’s Irish ice cream business, HB Ice Cream, from seeking freezer cabinet exclusivity for their products in the Irish market. HB Ice Cream submitted an appeal to the European Court of Justice in Luxembourg (‘ECJ’) against the decision of the CFI. On 28 September 2006 the ECJ dismissed the appeal. Following the CFI decision freezer exclusivity in Ireland has not been enforceable from October 2003 onwards, in outlets which only have HB freezers. From 2003 Unilever Ireland has complied with the Commission decision. With the ECJ judgement this position has now become final. Similar consequences may apply in specific European markets with equivalent structures to those described in the Commission and CFI decisions. There is a

8	Unilever Annual Report on Form 20-F 2006

Back to Contents

Report of the Directors (continued)

About Unilever (continued)

possibility of claims for damages, in the event of which Unilever will defend its position vigorously. The case between HB Ice Cream and Masterfoods, which has been before the Irish Courts since 1990 and which had been deferred pending the final determination of the appeal against the Commission decision, has been reopened at the request of Masterfoods. It is noted that in the UK since 2000, when cabinet exclusivity was effectively abandoned following undertakings given by Unilever to the UK competition authorities, there has not been any material change in Unilever’s relevant market share.

In 2006 the French competition authorities commenced an inquiry into potential competition law infringements in France involving a number of consumer goods companies in the home and personal care sector, including Unilever France and Lever Faberge France, both subsidiaries of the Unilever Group. To date, no statement of objections has been lodged against either Unilever France or Lever Faberge France and accordingly the potential financial implications, if any, of this investigation for such companies cannot yet be assessed.

On 8 March 2007 representatives from the Portuguese Competition Authority carried out an inspection at the offices of Unilever Jeronimo Martins and such company’s ice-cream factory in Portugal. The inspection was in relation to impulse ice-cream in Portugal. It is the policy of the Unilever Group to comply fully with the legal procedures involved in such inspections and any subsequent enquiry. It should be noted that no written statement of objections or other allegations has been received by Unilever Jeronimo Martins in respect of this matter and accordingly the potential financial implications, if any, of this inspection for such company cannot yet be assessed.

On 14 March 2007 representatives from the German Federal Cartel Office carried out an inspection at the offices of Unilever Deutschland GmbH in Hamburg. The inspection was in relation to the oral-care market in Germany. It is the policy of the Unilever Group to comply fully with the legal procedures involved in such inspections and any subsequent enquiry. It should be noted that no written statement of objections or other allegations has been received by Unilever Deutschland GmbH in respect of this matter and accordingly the potential financial implications, if any, of this inspection for such company cannot yet be assessed.

During 2004 the Federal Supreme Court in Brazil (local acronym STF) announced a review of certain cases that it had previously decided in favour of taxpayers. Because of this action we established a provision in 2004 for the potential repayment of sales tax credits in the event that the cases establishing precedents in our favour are reversed. Since that time we have continued to monitor the situation and have made reductions as appropriate to the amount provided.

Also during 2004 in Brazil, and in common with many other businesses operating in that country, one of our Brazilian subsidiaries received a notice of infringement from the Federal Revenue Service. The notice alleges that a 2001 reorganisation of our local corporate structure was undertaken without valid business purpose. If upheld, the notice could result in a tax claim in respect of prior years. The 2001 reorganisation was comparable with that used by many companies in Brazil and we believe that the likelihood of a successful challenge by the tax authorities is remote. This view is supported by the opinion of outside counsel but there can be no guarantee of success on the merits.

Corporate responsibility
We seek to manage and grow our business around the world in a responsible and sustainable way. The values and standards by which we expect to be judged are set out in our Code of Business Principles.

We aim to share these standards and values with our suppliers and contractors through our Business Partner Code, which sets out standards on ten key points of business integrity, labour standards, consumer safety and the environment.

The long-term success of our business is intimately linked with the vitality of the environment and communities in which we operate. Each year we report on our contribution to sustainable development. This is available online at the Environment & Society section of www.unilever.com. Our report describes how we are working in partnership to address issues such as poor nutrition and hygiene, how we continue to work on reducing our environmental impacts, and our contributions of €78 million to communities. The strength of our commitment to sustainable development is reflected in our leadership of the food industry category of the Dow Jones Sustainability Indexes for the eighth year running.

In our Operating review on pages 13 to 22 we give a glimpse of the ways in which our brands are addressing consumers’ social and environmental concerns.

Risk management
The following discussion about risk management activities includes ‘forward-looking’ statements that involve risk and uncertainties. The actual results could differ materially from those projected. See the ‘Cautionary Statement’ on the inside back cover.

Unilever’s system of risk management is outlined on page 66. Responsibility for establishing a coherent framework for the Group to manage risk resides with the Boards. The remit of the Boards is outlined on page 34.

Particular risks and uncertainties that could cause actual results to vary from those described in forward-looking statements within this document, or which could impact on our ability to meet our published targets, have been identified. In this context the following specific risks have been identified as areas of focus in 2007.

Sales and profit growth
The increasingly competitive environment, the further consolidation in the marketplace and continued growth of discounters could adversely impact our rate of sales growth and our profit margins. In the light of this, we will continue to invest in selected brands and high growth market areas to ensure that we deliver profitable sales growth. Our continued sales and profit growth depends in large part on our ability to generate and implement a stream of consumer-relevant improvements to our products. The contribution of innovation is affected by the level of funding that can be made available, the technical capability of the research and development functions, and the success of operating management in rolling out quickly the resulting improvements. Our focus will continue to be on developing our brands in ways that are distinctive and are relevant for our customers.

Unilever Annual Report on Form 20-F 2006	9

Back to Contents

Report of the Directors (continued)

About Unilever (continued)

We have a number of large global brands, including 12 with an annual turnover greater than €1 billion, which often depend on global or regional development and supply chains. Any adverse event affecting consumer confidence or continuity of supply of such a brand could have an impact in many markets. The carrying value of intangible assets associated with our brands is significant, and depends on the future success of those brands. There remains a risk that events affecting one or more of our global brands could potentially impair the value of those brands.

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

Change initiatives
The continuing restructuring of the business which is designed to simplify our operations and leverage our scale more effectively, includes outsourcing back office support operations and converging regional processes and systems, and requires continuing close management attention in 2007. Building on the experiences of 2006, we will continue to manage the risks in this area diligently and ensure that there are clear action plans to mitigate them. Key to this is the establishment and maintenance of project management processes to monitor progress against milestones and targets together with appropriate communication programmes.

People
Unilever’s performance targets require it to have the right calibre of people at all levels. We must compete to obtain capable recruits for the business, and then train them in the skills and competencies that we need to deliver profitable growth. At a time of substantial change in the business there is a particular focus on creating alignment and energetic leadership, evidenced by the senior leadership programme that was launched in 2006.

Corporate reputation
Unilever has created a strong corporate reputation over many years and many of our businesses have a high local profile. This reputation is underpinned by ensuring that all employees embrace the principles prescribed in our Code of Business Principles. Unilever products carrying our well-known brand names are sold in over 100 countries. Should we fail to meet high product safety, social, environmental and ethical standards in all our operations and activities, Unilever’s corporate reputation could be damaged, leading to the rejection of our products by consumers, damage to our brands and diversion of management time into rebuilding our reputation.

Potential economic instability
Around 40% of Unilever’s turnover comes from the developing and emerging economies. We have long experience in these markets, which are also an important source of our growth. These economies are typically more volatile than those in the developed world, and there is a risk of downturns in consumer demand that would reduce the sales of our products. We will continue to monitor closely performance in the most volatile markets and respond quickly to protect our business. In cases of extreme social disruption, protecting our people is always the priority.

Price and supply of raw materials and commodities contracts
Prices of raw materials and commodities increased significantly throughout 2006, adversely impacting margin where we were unable to pass on increased costs. To mitigate such risks, and where appropriate, we purchase forward contracts for raw materials and commodities, almost always for physical delivery. Where appropriate we also use futures contracts to hedge future price movements; however, the amounts are not material.

Insurance of risks
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

Further information about these, including sensitivity analysis to changes in certain of the key measures, is given in note 17 on pages 100 and 101 and note 20 on page 105.

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

10	Unilever Annual Report on Form 20-F 2006

Back to Contents

Report of the Directors (continued)

Group Chief Executive

We are grateful to those shareholders and other stakeholders who responded to our invitation on the Unilever website to post questions for Patrick Cescau. A number of their questions are reflected in the Q&A below.

How do you look back on 2006?
We are on a journey to restore Unilever’s competitiveness and growth potential. That journey is ongoing but I think we can look back on 2006 with some pride and satisfaction.

The improving top-line performance recorded during the year suggests that the wide-ranging changes we made to the business in 2004 and 2005 – both to our organisation and to our strategy – were the right ones for Unilever. They are putting us firmly on the road to sustained growth.

I also believe that we will look back on 2006 as the year when the business regained its confidence and self-belief after the setbacks of recent years. There is a new energy and optimism flowing through the Group.

What pleased you most about the Group’s performance last year?
The quality and the broad-based nature of our growth. All parts of the business – all regions and all categories – contributed to healthy underlying sales growth of 3.8% . Our cash flow position in 2006 was also strong, and it was a sign of the growing financial health of the business that we were able to return an additional €750 million to shareholders in the form of a one-off dividend.

Our performance was particularly strong in those areas we had identified as growth priorities and where we had invested accordingly – for example, in developing and emerging markets (D&E) and in our personal care business, which grew by an impressive 6.3% . This is particularly pleasing and encouraging because it suggests the strategy we are following – investing heavily in order to obtain leadership positions in high growth areas – is the right one to take us forward.

I would also highlight our performance in Europe, which has been a tough market for us in recent years. Last year we re-doubled our efforts and this was rewarded in steadily improving results and a return to modest growth levels.

Were there any areas where you had hoped to make greater progress during 2006?
Restoring Unilever’s competitiveness has involved making a lot of changes to the business. In order to deliver sustained growth and create value for shareholders, we have reformed our governance, overhauled our organisation and put in place a whole new strategy to take the business forward.

Inevitably, changes on this scale are going to proceed at differing speeds. Overall I am satisfied with where we are at this stage in the transformation of the Group. Equally, I know that we have some challenges ahead, in particular delivering more profitable growth. While our operating margin in 2006 was satisfactory, we must strive for a better performance in the year ahead. We weren’t helped in 2006 by higher than expected costs resulting from sharp increases in commodity prices, but that has merely served to highlight the importance of the measures we are taking to simplify our business and to squeeze out unnecessary costs.

Since becoming Group Chief Executive you have embarked on a significant programme of organisational change and restructuring. Do you feel that you now have the right organisation in place to drive Unilever’s growth?
It is the nature of things today that you have to keep the workings of any organisation under constant review. As a business, that is the only way to ensure you are best serving the interests of shareholders and other stakeholders. But yes, I do believe we are well advanced with the organisational changes needed to support the next stage of our development.

Indeed, we are already deriving significant benefits from the changes we have made, not least from our more streamlined governance and management structures. Furthermore, our ‘One Unilever’ programme continues to deliver both greater clarity and significant savings as it is steadily rolled out across the whole business. These are all helping to deliver the speed and the scale we need to compete more effectively and could be seen reflected last year in more global brand platforms, the faster roll-out of products and the launch of bigger and better innovations.

But we are not complacent. We know that we will have to quicken the pace of change even further in the year ahead if we are to meet our goal of moving from competing to winning in the marketplace.

You have put the concept of ‘Vitality’ at the heart of the Group’s mission. What evidence is there that it has had a direct impact on performance in 2006?
Vitality is about directing our business towards the increasing desire and emphasis on the part of consumers the world over to feel good, look good and to get more out of life. As a business whose brands deliver health, hygiene and nutritional benefits, we are perhaps uniquely well placed to respond to these evolving consumer trends.

To that end, Vitality is already directly impacting our performance. It is a key element in guiding us to those high growth spaces we now regard as critical to Unilever’s long-term success. It is also perhaps the single biggest factor driving our innovation programme. The successful launch in the UK last year of AdeZ – a soya-based fruit drink – is a good example, one that can be traced directly to our Vitality mission and our determination to continue developing products with proven nutritional benefits.

Unilever Annual Report on Form 20-F 2006	11

Back to Contents

Report of the Directors (continued)

Group Chief Executive (continued)

What did you mean when you said last year that the successful brands of the future would be those that not only satisfied consumers’ functional needs, but also addressed their concerns as citizens?
We have always believed that the health and prosperity of our business is linked to the health of the communities we serve, which is why we contributed €78 million to communities last year. However, we also know that consumers increasingly expect companies and brands to play a role in responding to their concerns as citizens around issues such as climate change, or helping to address poor nutrition and disease in some of the most impoverished parts of the world.

Working in partnership with governments, international agencies and NGOs is often the most effective way to help address these major global threats, and Unilever has already embarked on a number of such partnerships, including for example with UNICEF and with the United Nations World Food Programme.

However, individual brands can and do make a difference. The remarkable success of Surf Excel in India, for example, which is helping to reduce the amount of water used in laundry in some of the country’s most water-stressed regions, is a good case in point. So is our success in combating iodine deficiency in parts of Africa through our iodised salt brand Annapurna. These and other initiatives demonstrate that it is possible to do good and do well, and they have convinced us that this is the right direction for Unilever to take.

How do you intend to position Unilever so that it can benefit most from the huge rise in markets like China and India?
There is no doubt that the most significant growth opportunities for Unilever lie in the D&E economies, and not just in China and India. Already, D&E markets account for more than 40% of Unilever’s turnover and that proportion is set to go on rising.

Our history in these countries, going back to the very origins of the Group, combined with our existing scale and reach across much of the developing world, means we are very well positioned to benefit from the shifts taking place in the global economy. Our performance in 2006 certainly gives grounds for optimism. Last year, we grew by nearly 8% in D&E markets. That included some spectacular performances, not least in China where growth of nearly 30% was powered directly by the changes we are making to the business.

Unilever’s first independent Non-Executive Chairman takes up position in May. What are your expectations?
I think it marks a significant stage in the life of the Group. It is the latest in a series of important governance reforms that are bringing us into line with best corporate practice. At the personal level, I am very much looking forward to working with Michael Treschow, who brings a wealth of relevant experience to bear. We are all excited by his appointment. At the same time, I would like to thank Antony Burgmans, our current Chairman, for his significant contribution to Unilever over the last 35 years. I would also like to thank two members of the Unilever Executive who have also made a significant contribution to Unilever over a long period who will leave us in 2007 – Rudy Markham and John Rice.

What are your ambitions for Unilever as you look ahead to 2007 and beyond and what do you think will present the biggest challenges?
We have made clear that our long-term ambition is to be among the top third of our peer group in terms of total shareholder return (TSR). That is a stretching but achievable goal. In 2007 our aim is to continue delivering sustained underlying sales growth while at the same time improving our operating margin. We are all focused on that task.

One of the other key challenges we face in 2007 will be to ensure that we obtain an even greater return on the significant investment we have made in upgrading our skills and capabilities in those areas identified as critical to the long-term success of the business – marketing, customer management, and research and development. We have made enormous strides in each of these areas in recent years, but really have the opportunity now in 2007 to accelerate the level of performance.

12	Unilever Annual Report on Form 20-F 2006

Back to Contents

Report of the Directors (continued)

Operating review by region

Basis of reporting
In this Operating review we comment on our changes in revenue on the basis of underlying sales growth (USG). This measure reflects the change in revenue at constant rates of exchange, (average exchange rates for the preceding year) excluding the effects of acquisitions and disposals. It is a measure that provides valuable additional information on the underlying performance of the business. In particular, it presents the organic growth of our business year on year and is used internally as a core measure of sales performance.

USG is not a measure which is defined under either IFRS or US GAAP. It should not be considered in isolation from, or as a substitute for, financial information presented in compliance with either IFRS or US GAAP. This measure as reported by us may not be comparable with similarly titled measures reported by other companies.

The reconciliation of USG to turnover for each of our reporting regions is given in the following section, and for the Group in total on page 25.

The reporting in this section is based on results for continuing operations. Following the disposal of the majority of our European frozen foods businesses during 2006, the operations which we classify under this heading are different from those which were included as continuing operations in our Report and Accounts 2005.

Unilever Annual Report on Form 20-F 2006	13

Back to Contents

Report of the Directors (continued)

Operating review by region Europe

Europe

Turnover (€ million) Continuing operations	Operating profit (€ million) Continuing operations	Operating margin (%) Continuing operations

	€ million	€ million	€ million	Year on year change		Year on year change
				at current exchange rates		at constant exchange rates
Continuing operations				2006	2005	2006	2005
at current rates of exchange	2006	2005	2004	vs 2005	vs 2004	vs 2005	vs 2004

Turnover	15 000	14 940	15 252	0.4%	(2.0)%	0.2%	(2.4)%
Operating profit	1 903	2 064	2 045	(7.7)%	0.8%	(7.9)%	0.6%
Operating margin	12.7%	13.8%	13.4%
Restructuring, business disposals,
impairment charges and one-time gain on UK
pension plans included in operating margin	(1.4)%	(0.9)%	(2.7)%

	2006	2005
Turnover and underlying sales growth	vs 2005	vs 2004

Underlying sales growth (%)	1.0	(0.4)
Effect of acquisitions (%)	0.1	0.0
Effect of disposals (%)	(0.9)	(2.1)
Effect of exchange rates (%)	0.2	0.4
Turnover growth (%)	0.4	(2.0)

2006 compared with 2005

Turnover at current rates of exchange rose by 0.4%, after the impact of acquisitions, disposals and exchange rate changes as set out in the table above. Operating profit at current rates of exchange fell by 7.7%, after including a favourable currency movement of 0.2% . The underlying performance of the business after eliminating these exchange translation effects and the impact of acquisitions and disposals is discussed below at constant exchange rates.

We have done much work in Europe to make our business more competitive. In particular there has been a single-minded drive to improve the value we offer consumers, plus a strong innovation programme targeted at the core of our portfolio. Simultaneously, the implementation of our ‘One Unilever’ programme, the building of capabilities and changes in leadership are all resulting in better execution.

These differences, combined with improved consumer demand, returned the region to modest growth. Underlying sales grew by 1% in the year – entirely from volume. Market shares were broadly stable with gains in ice cream, soups, deodorants and body care. However, there were losses in laundry, hair care and tea.

The UK, our largest European business, returned to growth in the year with good results across most Foods and personal care ranges. Although laundry sales declined, there have been promising signs of progress in recent market shares with Persil regaining its position as the country’s leading laundry brand.

The Netherlands had a strong year. A pioneer of ‘One Unilever’, it benefited from operating as a single company. Highlights were rapid growth for Lipton, Dove, Rexona and Axe.

France remained a difficult market with sales lower in spreads, laundry and hair care. New management is now in place and there was an improvement in the second half of the year.

Sales in Germany held up better in 2006. There was good growth for personal care brands but some turnover in Lipton ice tea was lost following changes in rules for bottle returns.

Central and Eastern Europe continued to do well, driven by double-digit growth in Russia.

The sale of the majority of our European frozen foods businesses to Permira was successfully completed during the year.

Our 2006 innovation programmes have resulted in our Foods brands wholeheartedly embracing the concept of Vitality, with new products designed to deliver the health benefits that consumers seek. Rama/Blue Band Idea! – spreads with added nutrients which are beneficial to children’s mental development – was launched in 2006 and is being rapidly rolled out in 2007. Throughout 2007 cause-related promotional activities associated with these brands will support the United Nations World Food Programme, improving awareness of child hunger and raising funds to alleviate it.

A range of Knorr bouillon cubes with selected natural ingredients and a better, richer taste has been rolled out across the region, while Vie one-shot fruit and vegetable products are now available in 12 countries. Meanwhile, Latin America’s AdeS drink, a healthy blend of fruit juices and soya, has been launched successfully in the UK as AdeZ.

14	Unilever Annual Report on Form 20-F 2006

Back to Contents

Report of the Directors (continued)

Operating review by region Europe (continued)

2006 compared with 2005 (continued)
Product launches with clear functional or emotional benefits in Home and Personal Care brands are being rolled out rapidly across the region. A range of new Dove launches included the moisturising self-tan Dove Summer Glow. Meanwhile in household care, Domestos 5x continues to kill germs even after several flushes and the cleaning power of Cif has been applied to a series of power sprays.

The operating margin, at 12.7%, was 1.1 percentage points lower than a year ago, with higher net costs for restructuring, disposals and impairments, partially offset by a one-time gain of €120 million from changes to the UK pensions plan. Before these items, the operating margin would have been 0.6 percentage points lower than in 2005. Margins in Foods were lower than in 2005 as we absorbed significant increases in commodity costs which were only partly compensated by savings programmes.

2005 compared with 2004
Turnover at current rates of exchange fell by 2.0%, mainly due to disposals, and including a positive impact from currency movements of 0.4% . Operating profit at current rates of exchange rose by 0.8%, including a favourable effect of currency movements of 0.2% . The underlying performance of the business after eliminating these exchange translation effects and the impact of acquisitions and disposals is discussed below at constant exchange rates.

Our priority in Europe was to regain momentum and improve competitiveness. The focus was on enhancing the value to consumers of our products through keener pricing, improved quality and more and better innovation.

Marketing support was raised to a more competitive level with additional spend deployed against our best opportunities, and the organisation was streamlined.

We made progress during the year. Volume was slightly positive, but investment in pricing meant that underlying sales declined by 0.4% in the year.

Central and Eastern Europe performed well in buoyant markets, notably in Russia which was ahead by nearly 20%.

Western Europe was challenging, with continued weak consumer demand. Our businesses grew in the Netherlands and Spain, but declined in France, Germany and the UK.

In Foods, we have held overall market share through the course of the year, with growth across all key categories apart from frozen foods.

In Home and Personal Care we had a disappointing year and we have lost market share, particularly in the UK.

New product launches in 2005 included Knorr Vie mini shots, extensions of the Becel/Flora pro·activ heart health range, soups fortified with vitamins and low-fat soups.

We introduced a Rexona Sport variant in deodorants, Axe shower gel and Sunsilk hair styling products. We further improved our home care product range with launches that address specific consumer needs, such as ‘no-need-to-pre-treat’ laundry detergents, Sun 4-in-1 dishwash and Domestos sink and drain unblocker.

The operating margin, at 13.8%, was 0.4 percentage points higher than in 2004. Increased advertising and promotions and pricing investment together with higher input costs were partly offset by productivity gains. Net restructuring, disposal and impairment costs, at 0.9% were 1.8 percentage points lower than in 2004.

Unilever Annual Report on Form 20-F 2006	15

Back to Contents

Report of the Directors (continued)

Operating review by region The Americas

The Americas

Turnover (€ million) Continuing operations	Operating profit (€ million) Continuing operations	Operating margin (%) Continuing operations

	€ million	€ million	€ million	Year on year change		Year on year change
				at current exchange rates		at constant exchange rates
Continuing operations				2006	2005	2006	2005
at current rates of exchange	2006	2005	2004	vs 2005	vs 2004	vs 2005	vs 2004

Turnover	13 779	13 179	12 296	4.6%	7.2%	3.1%	3.4%
Operating profit	2 178	1 719	896	26.7%	91.9%	25.0%	83.6%
Operating margin	15.8%	13.0%	7.3%
Restructuring, business disposals,
impairment charges and one-time gain on US
healthcare plans included in operating margin	0.0%	(3.4)%	(9.2)%

	2006	2005
Turnover and underlying sales growth	vs 2005	vs 2004

Underlying sales growth (%)	3.7	4.1
Effect of acquisitions (%)	0.1	0.0
Effect of disposals (%)	(0.7)	(0.7)
Effect of exchange rates (%)	1.4	3.6
Turnover growth (%)	4.6	7.2

2006 compared with 2005

Turnover at current rates of exchange rose by 4.6%, after the impact of acquisitions, disposals and exchange rate changes as set out in the table above. Operating profit at current rates of exchange rose by 26.7%, after including a favourable currency movement of 1.4% . The underlying performance of the business after eliminating these exchange translation effects and the impact of acquisitions and disposals is discussed below at constant exchange rates.

Overall, we have maintained share in the US in markets which are growing at around 3%. Underlying sales growth in the US was 2.4%, partly reflecting the effect of trade de-stocking in personal care brands during the first half of the year and in ice cream in the second half. Degree, Dove and Axe – our three main deodorants brands – all gained share. The launch of Sunsilk drove growth in haircare. In laundry we initiated the move to concentrated liquids but have lost further share in conventional detergents.

Bertolli frozen meals, Lipton ready-to-drink tea, in our joint venture with Pepsi, and Slim•Fast all gained share in the US with the latter making weight loss accessible, affordable and achievable for consumers everywhere. Our share for the year as a whole was also up in ice cream, although sales were down. The sector has been heavily promoted in recent years but in 2006 the level of promotional intensity reduced. As a result, the trade used up stocks and bought less.

Sales in Brazil picked up well after a slow start, with very good innovation-driven performances in hair, deodorants and laundry. Indeed, Omo’s brand share was at its highest level for many years.

Sales in Mexico were lower for the year, affected by a combination of a decline in the traditional retail trade and local low-priced competition. In addition, there were several operational issues which have since been addressed. The business returned to growth in the fourth quarter. Elsewhere there was good growth in Argentina, Central America and Venezuela. Taken together, sales in Latin America were ahead by 5.8% with Home and Personal Care brands continuing to do well. However, there was more modest growth in Foods brands due to tough local competition.

New products introduced in the US included Wish-Bone Salad Spritzers with one calorie per spray, further development of the Bertolli premium frozen meal range, and Lipton pyramid tea bags. Across the region, new Knorr soups and bouillons cater for local tastes. The highly successful AdeS nutritional drink has been extended with a ‘light’ variant, new fruit flavours and the launch of soymilk in Brazil and Mexico.

We strengthened our hair portfolio with the launch of Sunsilk, improved both the Suave and Dove haircare lines and sold the Aquanet and Finesse brands. We had a good sales response to all Small & Mighty concentrated liquid detergents. These use reduced-size packaging to save water, cardboard and energy use in production, packaging and transport. They are also easier for consumers to carry, pour and store. We then applied all Small & Mighty’s product technology to fabric conditioners, creating Snuggle Exhilarations – a three-times more concentrated premium sub-range delivering superior fragrance. In Brazil, Omo has been further strengthened with a new top-performance product including baby and foam control variants.

16	Unilever Annual Report on Form 20-F 2006

Back to Contents

Report of the Directors (continued)

Operating review by region The Americas (continued)

2006 compared with 2005 (continued)
The operating margin, at 15.8%, was 2.8 percentage points higher than a year ago. There were lower costs for restructuring, disposals and impairments, and a one-time benefit in 2006 of €146 million from changes to US healthcare plans. In 2005 there was a gain on the sale of an office. Before these items the operating margin would have been 0.3 percentage points lower than last year. Innovation-driven marketing mix, pricing and productivity offset high commodity costs. Advertising and promotions were increased to support major brand launches.

2005 compared with 2004
Turnover at current rates of exchange rose by 7.2%, including a positive impact from currency movements of 3.6% . Operating profit at current rates of exchange was 92% higher than in 2004, including a favourable impact from currency movements of 8.3% . The underlying performance of the business after eliminating these exchange translation effects and the impact of disposals is discussed below at constant exchange rates.

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

Growth in Personal Care across the region was driven by good consumer response to our initiatives, including Vitality innovation and consistent support. This was particularly evident in the deodorants and personal wash categories, with strong double-digit growth for Axe, now the number one deodorant in the US, and for the Dove and Rexona brands.

Another strong Foods performance in the US was driven by further share gains in ice cream, continued good results from the extension of the Country Crock and Bertolli brands into new categories, and from Lipton ready-to-drink and speciality teas. Slim•Fast continued to regain share, but in a much contracted weight management market and sales were well below the previous year.

New launches in the US included the well received Dove Cool Moisture range and the extension of Axe into male shower gels. In Latin America our brands were also very successful in connecting with younger consumers through Rexona ‘teens’ and innovative communication for Axe.

In the US we introduced all Small & Mighty laundry detergent, offering the convenience of the same cleaning power in a smaller bottle. We invested in communication of our Omo laundry brands, under the ‘Dirt is Good’ campaign in southern Latin America.

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

Unilever Annual Report on Form 20-F 2006	17

Back to Contents

Report of the Directors (continued)

Operating review by region Asia Africa

Asia Africa

Turnover (€ million) Continuing operations	Operating profit (€ million) Continuing operations	Operating margin (%) Continuing operations

	€ million	€ million	€ million	Year on year change		Year on year change
				at current exchange rates		at constant exchange rates
Continuing operations				2006	2005	2006	2005
at current rates of exchange	2006	2005	2004	vs 2005	vs 2004	vs 2005	vs 2004

Turnover	10 863	10 282	9 620	5.7%	6.9%	6.8%	6.9%
Operating profit	1 327	1 291	1 040	2.8%	24.1%	4.0%	24.7%
Operating margin	12.2%	12.6%	10.8%
Restructuring, business disposals and
impairment charges included in
operating margin	(0.3)%	0.0%	(2.9)%

	2006	2005
Turnover and underlying sales growth	vs 2005	vs 2004

Underlying sales growth (%)	7.7	8.7
Effect of acquisitions (%)	0.0	0.0
Effect of disposals (%)	(0.8)	(1.6)
Effect of exchange rates (%)	(1.1)	0.0
Turnover growth (%)	5.7	6.9

2006 compared with 2005

Turnover at current rates of exchange rose by 5.7%, after the impact of acquisitions, disposals and exchange rate changes as set out in the table above. Operating profit at current rates of exchange rose by 2.8%, after including an adverse currency movement of 1.2% . The underlying performance of the business after eliminating these exchange translation effects and the impact of acquisitions and disposals is discussed below at constant exchange rates.

Markets remained buoyant in most of the key countries though there was a slowdown in consumer spending in Thailand. Underlying sales growth of 7.7% was broadly based and our aggregate market shares remained stable.

India grew well across major sectors. A mix of global, regional and local brands is driving growth, notably Wheel and Surf Excel in laundry, and Clinic in haircare. A second year of excellent growth in China, stemmed from a combination of market growth, better distribution and innovations behind global brands such as Omo, Lux and Pond’s, as well as the local toothpaste brand, Zhonghua. Indeed, Unilever Oral Care and Zhonghua exhibited at the FDI World Dental Federation Congress in China to showcase ‘Live, Learn, Laugh’ – Unilever’s global partnership with the Federation to improve oral health globally.

Indonesia sustained good momentum, not only in the large Home and Personal Care ranges but also in Foods as a result of strong performances in ice cream and savoury. Thailand had a disappointing year through weak demand and intense competition. A major programme of activities is under way to correct this.

Australia experienced a much improved performance with share gains in a number of areas. In Japan, Lux Super Rich – the leading brand – performed well despite the launch of a competitor’s major brand. However, Dove and Mod’s lost share.

Savoury, ice cream, laundry and household care brands were the main drivers of strong growth in Turkey, while sales in Arabia were well ahead.

In South Africa, aggressive price promotions by a local competitor have reduced laundry sales, but there were strong growth and share gains in Foods.

Innovation is increasingly being driven globally and regionally, rather than locally. The new Sunsilk range has been introduced in most major markets and in laundry, the Dirt is Good positioning is now in place across the region. Pond’s Age Miracle, incorporating unique technology and designed specifically for Asian skin, has been launched in four countries. Meanwhile the latest global Axe/Lynx fragrance, Click, has been introduced in Australia and New Zealand.

As in the rest of the world, the Foods innovation programme focused on Vitality. Moo, a wholesome children’s ice cream range based on the goodness of milk, has been very well received by mothers and children alike and has proven a real success story in South East Asia. Healthy green tea innovations are being rolled out extensively, while in South Africa marketing for Rama margarine now communicates the product’s healthy oils. Addressing the needs of lower income consumers, low-priced Knorr stock cubes – already successful in Latin America – were also introduced in the region.

18	Unilever Annual Report on Form 20-F 2006

Back to Contents

Report of the Directors (continued)

Operating review by region Asia Africa (continued)

2006 compared with 2005 (continued)
The operating margin at 12.2% was 0.4 percentage points lower than a year ago. Before the impact of restructuring, disposals and impairments, the operating margin would have been in line with last year. The benefits to margin of strong volume growth and savings programmes were fully offset by higher commodity costs and other cost inflation which could not be fully recovered in pricing.

2005 compared with 2004
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

We capitalised on our leading positions and buoyant consumer demand across most of the region, growing underlying sales by nearly 9%, in a competitive environment, and increasing market share in key battlegrounds.

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

Most of the increase came from volume, but price growth gained momentum through the year, as we moved selectively to recover increased commodity costs, especially in home care.

Growth was underpinned by a range of innovations. In skin care in India, Lux was strengthened with new soap bars from the global range and the introduction of limited editions. Innovations in Pond’s included a new ‘mud’ range in China.

In haircare we launched Dove in Indonesia, a Sunsilk summer range across South East Asia, a new variant for Lux Super Rich in China and a strengthened Sunsilk range across several key markets in Africa and the Middle East.

New formulations for our laundry products include improved whiteness delivery for Surf in Indonesia and Omo for sensitive skin in Turkey.

In tea, we substantially strengthened the Brooke Bond brand in India, while Lipton benefited from strong regional innovations, including Earl Grey and Green Tea variants in markets such as Turkey and Arabia.

The operating margin was 12.6%, 1.8 percentage points higher than in 2004. Increased investment in advertising and promotions was partly offset by productivity gains. The remaining difference was due to net restructuring, disposal and impairment charges which were insignificant in 2005 compared with a net charge of 2.9% in 2004.

Unilever Annual Report on Form 20-F 2006	19

Back to Contents

Report of the Directors (continued)

Operating review – categories

We are passionate about developing great global brands and bringing them to market brilliantly. Our Foods and Home and Personal Care teams invest heavily in world-class innovation in order to create global brand ideas that can be rolled out fast. This involves close collaboration between our marketing and research teams, in order to develop breakthrough ideas that meet the changing needs of consumers the world over and fulfil our mission of adding Vitality to life.

Faster roll-out
Changes to our structure, our ‘One Unilever’ programme, and better collaboration across our business are helping us get new products to market faster than ever before, and this is having a big impact on brand growth.

Our Dirt is Good positioning including the Omo laundry brand now has sales of over €2.5 billion thanks to an alignment of the brand positioning and the rapid roll-out in Asia, where it delivered not only growth, but record market shares.

The new Rama/Blue Band Idea! spread was launched in 14 countries within only five months. Idea! is a breakthrough innovation with an advanced nutrient mix that supports children’s mental development – an issue of interest to parents around the globe, both in developed and developing markets.

Dove Summer Glow self-tanning lotion was rolled out across four European countries in just a few weeks. It became our most successful personal care innovation in Europe in 2006, gaining sector leadership in most markets through an outstanding team effort involving marketing, supply chain, R&D and customer development.

Brands with global missions
Throughout 2006 we continued to build brands with global missions and distinctive points of view. Our brands aim to communicate ideas that can be expressed wherever and whenever consumers encounter them, and play an active role in consumers’ lives.

Axe/Lynx is one of the best-known examples: the ‘Axe/Lynx effect’ – giving guys the edge in the dating game – underpins all the brand’s campaigns. In 2006 this led to an innovative launch for Axe Click, our most successful anti-perspirant variant since Pulse. More than 4 million consumers claimed a free hand-held clicker to keep track of the flirtatious looks they attracted as a result of using Axe Click, helping drive the brand’s growth in France, Germany and Mexico.

Overall, our deodorants business continues to grow. Rexona, with its ‘won’t let you down’ promise, played a big role in this success, and reached a major milestone by breaking the €1 billion sales barrier.

Flora/Becel has been fighting the spread of cardiovascular disease for over 40 years. Since 2003 the brand has joined forces with the World Heart Federation to educate consumers and encourage them to make heart-healthy changes to their diet and lifestyle. Flora/Becel pro•activ is the world’s best-selling cholesterol-lowering food brand and in 2006 the Three Week Challenge engaged with consumers in a number of countries to demonstrate to them the product’s effectiveness in lowering cholesterol.

Throughout the year, the Dove Campaign for Real Beauty continued to challenge conventional definitions of beauty. The strength of this global mission led to great examples of regional execution. For example, the Evolution advertisement, which exposed some of the tricks of the beauty trade, prompted much media attention in North America and was downloaded from YouTube.com a million times in a two-week period.

The Dove Self Esteem Fund works in partnership with schools and organisations such as Girl Scouts of America and the Eating Disorders Association to inspire girls to feel more confident about the way they look. So far, Dove self-esteem programmes have reached more than 750 000 young people and sales of Dove products are growing rapidly.

Lipton is committed to ensuring consumers everywhere are aware of the ‘goodness of tea', which is rich in theanine and antioxidants, and has zero calories. Popular all over the world, Lipton is the leading global tea brand. In 2006, the brand grew strongly, with leaf tea increasing by around 5% and ready-to-drink products, including sales through our joint venture with Pepsi, up by 25%.

Research & Development
We currently employ more than 6 000 scientists and product developers in Research & Development (R&D) worldwide, delivering total product solutions for Vitality innovations. In 2006 we spent over €900 million on R&D worldwide.

Following our Science & Technology Review, which looked at all aspects of our R&D activities, we are focusing resources on world-class R&D capabilities, working with clear innovation targets and concentrating on fewer – but bigger – projects, which in many cases involve patented technology. We have also embraced Open Innovation, which has involved creating new working relationships between our R&D teams, suppliers, customers, universities and other institutes worldwide.

Launched in Turkey in December, Amaze Brainfood is the result of four years of development, long-term clinical trials and €40 million of research. The range of lunchbox snacks and milk drinks contains one-third of the nutrients children need daily for brain development. It was developed through collaboration between our product development teams and the Unilever Food & Health Research Institute.

20	Unilever Annual Report on Form 20-F 2006

Back to Contents

Report of the Directors (continued)

Operating review – categories (continued)

In the Asia skincare market, Pond’s launched Age Miracle, a breakthrough patented innovation containing a plant extract called CLA (conjugated linoleic acid) which helps reduce signs of ageing and yields exceptional results in Asian complexions. Age Miracle has gone on sale across Asia, helping build Pond’s profile in fast-growing D&E markets.

We also developed Surf Excel, which enables consumers to achieve the same laundry cleaning results with less rinsing – a big advantage in areas where water supply is limited.

Following the theme of ‘less is more’ in laundry, new technology helped create all Small & Mighty concentrated liquid detergents, which were launched in the US. Small & Mighty is three times more concentrated than regular detergents, so you get a full load clean with just one-third of the amount. That means fewer packaging materials, cheaper transport and less space needed for storage – good news for consumers, retailers and the environment. During 2007 Small & Mighty will be rolled out across Europe.

In June we submitted a dossier to the UK FSA (Food Standards Agency) to seek regulatory approval under the EC Novel Foods Regulation for the use of Ice Structuring Protein (ISP) in ice cream products in Europe. This breakthrough ISP technology enables a multitude of innovations in ice cream, including significantly healthier options and better quality ice cream.

New Domestos 5x contains a molecule called C-TAC which clings to the toilet bowl flush after flush, killing germs up to five times longer than any other bleach or toilet product. As part of its launch, consumers were supplied with a test strip to prove how long it remains effective. Domestos 5x is due to be launched in all key countries for the brand.

Vitality
Our Vitality mission is at the heart of everything we do. It provides clear direction for meeting consumers’ changing needs, and helps us identify major growth opportunities for our Foods and Home and Personal Care brands.

For example, Knorr Vie shots pack lots of nutrition into each handy 100ml bottle. These smoothie-style products made from fruit and vegetables provide half the minimum daily intake of fruit and vegetables recommended by the World Health Organization. Launched in 2005, they are now available in 12 European countries – over 100 million bottles have been sold so far.

AdeZ – our soya-based drink with fruit juices – delivers 35% of the daily recommended intake of vitamins B6 and C, magnesium and calcium. AdeZ provides the goodness of soya in a great tasting range of flavours. AdeZ started in South America and, with the launch in the UK, this successful product has now been brought to Europe.

When it comes to hygiene, Lifebuoy has already helped around 70 million people in India become more aware of the importance of hand-washing with soap to control the spread of diarrhoeal disease and respiratory infections. The brand has been working in partnership with organisations such as the World Bank and UNICEF to promote hand-washing in other countries and as part of its roll-out in Africa.

In early 2005 we made a commitment to reduce the amount of fats, salt and sugar in our products – a pledge which won the praise of the European Health Commissioner. Since then we have achieved our original targets: by the end of 2006 we had assessed more than 16 000 products and taken out more than 37 000 tonnes of trans and saturated fats, 3 000 tonnes of sodium and 17 000 tonnes of sugars – without compromising flavour. This work continues through our ongoing Nutrition Enhancement Programme.

A great example is the nutritional improvements to our ice cream products. We have removed artificial colours and flavours, increased the fruit content and reduced sugar levels in water ices across our kids’ portfolio in Western Europe. It is an ongoing improvement process which will extend to more products and regions in the future.

Through our global partnership with the FDI World Dental Federation we are helping to improve oral health around the world with practical, sustainable community programmes. To support these initiatives we have developed a low-cost toothbrush, the Pepsodent Fighter, which retails at a price equivalent to just €0.20 and is proving a great success in India and Indonesia.

Meanwhile our Choices programme is helping busy shoppers make quick purchasing decisions for healthier eating. The front-of-pack stamp helps identify products which are in line with international recommendations for trans fats, saturated fats, salt and sugar. The programme has been launched in the Netherlands, Belgium and the US, and is now being rolled out globally to a total of 40 countries. We are also encouraging its adoption more widely in the foods industry.

Innovations in 2006
The following are some examples of our brand innovations and similar activities in 2006.

Lipton, the world’s biggest tea brand, is creating drinks that help people live healthier lives. The brand has been rolling out a communication programme to inform consumers of its antioxidant health benefits and is influencing the wider tea industry with its commitments to sustainability – for example, sustainable farming practices – and education and health. In 2006 Unilever Tea Kenya won a Global Business Coalition on HIV/AIDS award for its work on the education, prevention and treatment of HIV/AIDS in the workplace and beyond. The brand has shown consistent high growth over the past few years.

Unilever Annual Report on Form 20-F 2006	21

Back to Contents

Report of the Directors (continued)

Operating review – categories (continued)

Dove Summer Glow self-tanning lotion keeps a body beautiful all year round. A great example of how a strong global platform can help a brand extend into new categories, Dove Summer Glow was launched in the US and rolled out in four European countries in a matter of weeks. Its advertising continued to target women who, through earlier campaigns, already know that Dove is committed to real beauty for real women. Dove Summer Glow helps them feel good about their skin, whatever the weather.

The healthy-heart foods market is growing fast. And backed by our Goodness of Margarine campaign, Flora/Becel continues to lead the way. Unilever has been a partner of the World Heart Federation since 2003, and works closely with them to increase awareness of cardio-vascular disease. Throughout 2007, Flora/Becel is planning to take the message further than ever before, with its global Love Your Heart campaign which is intended to inspire and empower people to make heart-healthy choices.

Backed by a passion-packed advertising campaign linked to the energy and excitement of football and the 2006 World Cup, Rexona scored this year when annual sales passed the €1 billion mark for the first time. The goal now is to promote the brand’s market-leading body-responsive deodorant, with its technology-based ‘won’t let you down’ promise, and turn Rexona into an iconic brand worldwide for men and women.

Test-marketed in Ireland and Belgium in 2006, Frusì – our new frozen snack – is proving very popular. Frusì was created to provide guilt-free pleasure for people who take their health seriously. With Frusì they have the best of both worlds: real natural goodness without compromise on taste, pleasure or convenience. Sales of Frusì have beaten targets for market penetration and share, and repeat purchases. Following the success of this test-market, Frusì is being rolled out to more countries in 2007.

Developed with ‘empty nesters’ in mind and launched in the UK in January 2006, Comfort Crème has shown thousands of older women that it’s good to wear softer clothes that help you look and feel great. With its gold-topped bottles and fragrances of jojoba and sweet almond oil, Comfort Crème is now used in over a million UK households. Its success has overturned the idea that fabric conditioners are only popular with mothers with young children.

With each bottle able to dress more salad than a bottle twice its size – 26 salads in all – Wish-Bone Salad Spritzers are helping Americans count the calories. The easy-to-use bottles allow consumers to dress their salads perfectly with just one calorie per spray. Available in three flavours – Italian, Balsamic Breeze and Red Wine Mist – Wish-Bone Salad Spritzers are good for salads, vegetables – and waistlines.

Bad hair dramas are becoming a thing of the past for America’s 20-something women. Launched nationwide in 2006 with a witty, $200 million campaign, the Sunsilk ‘Get Hairapy’ approach to the dramas of kinky, flat or frizzy hair is bringing this global brand to an entirely new market. Backed by innovative marketing, the campaign has led to more and more women solving their hair issues with some serious ‘hairapy’.

In 2001, when Unilever signed a joint venture with Indonesia’s Kecap company, Bango soy sauce had a national market share of less than 5%. Today, following an imaginative programme designed to preserve Indonesia’s culinary heritage and enhance the livelihood of the country’s soy bean farmers, the brand has sales of around €100 million – and is growing by 10% year on year. Unilever’s guaranteed market, technical assistance and access to finance, combined with improved work opportunities for women and localised community involvement, have all helped develop the brand.

Right across Asia, from Pakistan to China, the Dirt is Good positioning with Omo (Rinso) has been washing well with consumers. Based on the simple premise that, for children, dirt and stains are a natural part of being active and learning through play, the campaign promotes the brand through community-endorsed playgrounds, outdoor games and competitions involving both children and parents. The campaign’s success has led to Omo becoming Unilever’s first-ever billion RMB (Renminbi) sales brand in China.

22	Unilever Annual Report on Form 20-F 2006

Back to Contents

Report of the Directors (continued)

Financial review

The Financial review for the year ended 31 December 2006 is presented below. The Financial review is presented to provide an overview of key influences on Unilever’s financial performance for the year and the financial position as at 31 December 2006. Background sections, such as the overview of Unilever’s critical accounting policies and non-GAAP measures are included to provide some additional context.

Critical accounting policies
The accounts presented comply in all material respects with IFRS and UK and Dutch law. To prepare these accounts, we are required to make estimates and assumptions, using judgement based on available information, including historical experience. These estimates and assumptions are reasonable and are reevaluated on an ongoing basis. However, actual amounts and results could differ. Critical accounting policies are those which are most important to the portrayal of Unilever’s financial position and results of operations. Some of these policies require difficult, subjective or complex judgements from management, the most important being:

Goodwill and intangible assets
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

Impairment reviews are performed by comparing the carrying value of the asset concerned to that asset’s recoverable amount (being the higher of value in use and fair value less costs to sell). Value in use is a valuation derived from discounted future cash flows. Significant assumptions, such as long-term growth rates and discount rates, are made in preparing these forecast cash flows; although these are believed to be appropriate, changes in these assumptions could change the outcomes of the impairment reviews.

The most significant balances of goodwill and intangible assets relate to the global savoury and dressings sub-product group. We have reviewed the carrying value of this cash generating unit by considering expected future cash flows based on historical experience and planned growth rates and margins for this product group. No significant impairment losses have been identified in 2006.

Please refer also to note 9 on page 88.

Financial instruments
Financial instruments are classified according to the purpose for which the instruments were acquired. This gives rise to the following categories: held-to-maturity investments, loans and receivables, available-for-sale financial assets and financial assets at fair value through profit or loss. Please refer to note 1 on page 75 for a description of each of these categories.

Derivative financial instruments are reported at fair value, with changes in fair values booked through profit or loss unless the derivatives are designated and effective as hedges of future cash flows, in which case the changes are recognised directly in equity. At the time the hedged cash flow results in the recognition of an asset or a liability, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedged items that do not result in the recognition of an asset or liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects net profit or loss.

Changes in fair value of net investment hedges in relation to foreign subsidiaries are recognised directly in equity.

Pensions and similar obligations
The assets and liabilities of the plans are recognised at fair values in the balance sheet.

Pension accounting requires certain assumptions to be made in order to value our obligations and to determine the charges to be made to the income statement. These figures are particularly sensitive to assumptions for discount rates, inflation rates, mortality rates and expected long-term rates of return on assets. Information about sensitivity to certain of these assumptions is given in note 20 on page 105.

The following table sets out these assumptions (except for mortality rates), as at 31 December 2006, in respect of the four largest Unilever pension plans. Further details of assumptions (including mortality rates) made are given in note 20 on pages 103 and 104.

	%	%	%	%
		Nether-	United
	UK	lands	States	Germany

Discount rate	5.1	4.6	5.8	4.6
Inflation	2.9	1.9	2.5	1.9
Expected long-term rate of return:
Equities	8.0	7.6	8.3	7.6
Bonds	5.2	4.4	5.2	4.4
Property	6.5	6.1	6.8	6.1
Others	7.2	4.0	4.8	3.0

These assumptions are set by reference to market conditions at the valuation date. Actual experience may differ from the assumptions made. The effects of such differences are recognised through the statement of recognised income and expense.

Unilever Annual Report on Form 20-F 2006	23

Back to Contents

Report of the Directors (continued)

Financial review (continued)

Demographic assumptions, such as mortality rates, are set having regard to the latest trends in life expectancy, plan experience and other relevant data. The assumptions are reviewed and updated as necessary as part of the periodic actuarial valuation of the pension plans. Mortality assumptions for the four largest plans are given in more detail in note 20 on page 104.

Provisions
Provision is made, amongst other reasons, for legal matters, disputed indirect taxes, employee termination costs and restructuring where a legal or constructive obligation exists at the balance sheet date and a reliable estimate can be made of the likely outcome.

Advertising and promotion costs
Expenditure on items such as consumer promotions and trade advertising is charged against profit in the year in which it is incurred. At each balance sheet date, we are required to estimate the part of expenditure incurred but not yet invoiced based on our knowledge of customer, consumer and promotional activity.

Deferred tax
Full provision is made for deferred taxation at the rates of tax prevailing at the year-end unless future rates have been substantively enacted, as detailed in note 1 on page 76. Deferred tax assets are regularly reviewed for recoverability, and a valuation allowance is established to the extent that recoverability is not considered likely.

Reporting currency and exchange rates
Foreign currency amounts for results and cash flows are translated from underlying local currencies into euros using annual average exchange rates; balance sheet amounts are translated at year-end rates except for the ordinary capital of the two parent companies. These are translated at the rate prescribed by the Equalisation Agreement of 3 1/9p = €0.16 (see Corporate governance on page 39).

Non-GAAP measures
Certain discussions and analyses set out in this Annual Report on Form 20-F include measures which are not defined by generally accepted accounting principles (GAAP) such as IFRS or US GAAP. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures as reported by us may not be comparable to similarly titled amounts reported by other companies.

In the following sections we set out our definitions of the following non-GAAP measures and provide reconciliations to relevant GAAP measures:

•	Underlying sales growth;
•	Ungeared free cash flow;
•	Return on invested capital; and
•	Net debt.

We set out ‘Measures of long-term value creation’ as an introduction to the following section, in order to explain the relevance of the above measures. At the end of this section on non-GAAP measures, we summarise the impact on Total Shareholder Return (TSR) which is our key metric.

Measures of long-term value creation
Unilever’s ambition for the creation of value for shareholders is measured by Total Shareholder Return over a rolling three-year period compared with a peer group of 20 other companies. Unilever believes that the contribution of the business to this objective can best be measured and communicated to investors through the following measures:

•	The delivery, over time, of Ungeared Free Cash Flow (UFCF), which expresses the translation of profit into cash, and thus longer-term economic value; and
•	The development, over time, of Return on Invested Capital (ROIC), which expresses the returns generated on capital invested in the Group.

Unilever communicates progress against these measures annually, and management remuneration is aligned with these objectives. The UFCF over a three-year period is incorporated as a performance element of Unilever’s management incentive scheme.

UFCF and ROIC are non-GAAP measures under IFRS and US GAAP. We include them in this respect since they are the way in which we communicate our ambition and monitor progress towards our longer-term value creation goals and in order to:

•	Improve transparency for investors;
•	Assist investors in their assessment of the long-term value of Unilever;
•	Ensure that the measures are fully understood in the light of how Unilever reviews long-term value creation for shareholders;
•	Properly define the metrics used and confirm their calculation;
•	Share the metrics with all investors at the same time; and
•	Disclose UFCF as it is one of the drivers of management remuneration and therefore management behaviour.

As investor measures, we believe that there are no GAAP measures directly comparable with UFCF and ROIC. However, in the tables on page 26, we reconcile each as follows: UFCF to cash flow from operating activities and also to net profit; ROIC to net profit.

24	Unilever Annual Report on Form 20-F 2006

Back to Contents

Report of the Directors (continued)

Financial review (continued)

Caution
Unilever cautions that, while UFCF and ROIC are widely used as tools for investment analysis, they are not defined terms under IFRS or US GAAP and therefore their definition should be carefully reviewed and understood by investors. Investors should be aware that their application may vary in practice and therefore these measures may not be fully comparable between companies. In particular:

•	We recognise that the usefulness of UFCF and ROIC as indicators of investment value is limited, as such measures are based on historical information;

•	UFCF and ROIC measures are not intended to be a substitute for, or superior to, GAAP measures in the financial statements;

•	The fact that ROIC is a ratio inherently limits its use, and management uses ROIC only for the purposes discussed above. The relevance and use of net profit for the year (being the most relevant comparable GAAP measure) is clearly more pervasive; and

•	UFCF is not the residual cash available to pay dividends but represents cash generated by the business and broadly available to the providers of finance, both debt and equity.

Underlying sales growth
USG reflects the change in revenue from continuing operations at constant rates of exchange, excluding the effects of acquisitions and disposals. It is a measure that provides valuable additional information on the underlying performance of the business. In particular, it presents the organic growth of our business year on year and is used internally as a core measure of sales performance.

The reconciliation of USG to the GAAP measure turnover is as follows:

	2006	2005
	vs 2005	vs 2004

Underlying sales growth (%)	3.8	3.4
Effect of acquisitions (%)	0.1	0.0
Effect of disposals (%)	(0.8)	(1.5)
Effect of exchange rates (%)	0.3	1.4
Turnover growth (%)	3.2	3.3

Ungeared free cash flow
Ungeared free cash flow (UFCF) expresses the generation of profit by the business and how this is translated into cash, and thus economic value. It is therefore not used as a liquidity measure within Unilever. The movement in UFCF is used by Unilever to measure progress against our longer-term value creation goals as outlined to investors.

UFCF is cash flow from group operating activities, less capital expenditure, less charges to operating profit for share-based compensation and pensions, and less tax (adjusted to reflect an ungeared position and, in 2006, for the impact on profit on sales of frozen foods businesses), but before the financing of pensions.

In 2006, UFCF was €4.2 billion (2005: €4.0 billion). The reconciliation of UFCF to the GAAP measures net profit and cash flow from operating activities is shown on page 26.

The tax charge used in determining UFCF can be either the income statement tax charge or the actual cash taxes paid. Our consistently applied definition uses the income statement tax charge in order to eliminate the impact of volatility due to the variable timing of payments around the year end. For 2006 the income statement tax charge on this basis is materially impacted by the tax effect of non-cash charges for the provision for preference shares and certain other non-cash items. UFCF based on actual cash tax paid would be €4.5 billion (2005: €3.7 billion).

Return on invested capital
Return on invested capital (ROIC) expresses the returns generated on capital invested in the Group. The progression of ROIC is used by Unilever to measure progress against our longer-term value creation goals outlined to investors.

ROIC is profit after tax but excluding net interest on net debt and impairment of goodwill and indefinite-lived intangible assets both net of tax, divided by average invested capital for the year. Invested capital is the sum of property, plant and equipment and other non-current investments, software and finite-lived intangible assets, working capital, goodwill and indefinite-lived intangible assets at gross book value and cumulative goodwill written off directly to reserves under an earlier accounting policy.

In 2006, ROIC was 14.6% (2005: 12.5%) . The reconciliation of ROIC to the GAAP measure net profit is shown on page 26.

ROIC reported in 2005 and 2006 has been based on total business profit, including profit on disposals. The impact on profit after tax of material disposals was €1 170 million (2005: €458 million). ROIC excluding this impact is 11.5% (2005: 11.3%).

Unilever Annual Report on Form 20-F 2006	25

Back to Contents

Report of the Directors (continued)

Financial review (continued)

	€ million	€ million	€ million
Ungeared free cash flow	2006	2005	2004

Net profit	5 015	3 975	2 941
Taxation	1 332	1 301	836
Share of net profit of joint ventures/associates and other income from non-current investments	(144)	(55)	(95)
Net finance costs	725	618	631
Depreciation, amortisation and impairment	982	1 274	2 063
Changes in working capital	87	193	547
Pensions charges in operating profit less payments	(1 038)	(532)	(472)
Movements in provisions less payments	107	(230)	574
Elimination of profits on disposals	(1 620)	(789)	(308)
Non-cash charge for share-based compensation	120	192	218
Other adjustments	8	(23)	(10)

Cash flow from operating activities	5 574	5 924	6 925

Less charge for share-based compensation	(120)	(192)	(218)
Add back pension payments less pension charges in operating profit	1 038	532	472
Less net capital expenditure	(934)	(813)	(869)

Less tax charge adjusted to reflect an ungeared position	(1 336)	(1 440)	(964)

Taxation on profit	(1 332)	(1 301)	(836)
Taxation on profit on sales of frozen foods businesses	159	–	–
Tax relief on net finance costs	(163)	(139)	(128)

Ungeared free cash flow	4 222	4 011	5 346

	€ million	€ million	€ million
Return on invested capital	2006	2005	2004

Net profit	5 015	3 975	2 941
Add back net interest expense net of tax	365	424	431
Add back impairment charges net of tax(a)	15	245	536

Profit after tax, before interest and impairment of goodwill and indefinite-lived intangible assets	5 395	4 644	3 908

Year-end positions for invested capital:
Property, plant and equipment and other non-current investments	7 142	7 333	6 966
Software and finite-lived intangible assets	608	642	623
Inventories	3 796	4 107	3 756
Trade and other receivables	4 667	5 185	4 410
Trade payables and other creditors due within one year	(8 513)	(8 782)	(8 232)
Elements of invested capital included in assets and liabilities held for sale	15	200	–
Goodwill and indefinite-lived intangible assets at gross book value	20 705	21 621	19 854

Total	28 420	30 306	27 377
Add back cumulative goodwill written off directly to reserves	6 427	6 870	7 246

Year-end invested capital	34 847	37 176	34 623

Average invested capital for the year	36 850	37 012	36 444

Return on average invested capital	14.6%	12.5%	10.7%

(a)	Excluding write-downs of goodwill and indefinite-lived intangible assets taken in connection with business disposals.

26	Unilever Annual Report on Form 20-F 2006

Back to Contents

Report of the Directors (continued)

Financial review (continued)

Net debt
Net debt is defined as the excess of total borrowings, bank overdrafts, relevant derivatives and finance leases over cash, cash equivalents and financial assets, excluding amounts held for sale. It is a measure that provides valuable additional information on the summary presentation of the Group’s net financial liabilities and is a measure in common use elsewhere.

The reconciliation of net debt to the GAAP measure total borrowings is as follows:

	€ million	€ million
	2006	2005

Total borrowings	(8 601)	(12 399)

Borrowings due within one year	(4 362)	(5 942)
Borrowings due after one year	(4 239)	(6 457)

Cash and cash equivalents as per balance sheet	1 039	1 529

Cash and cash equivalents as per cash flow statement	710	1 265
Add bank overdrafts deducted therein	329	265
Less cash and cash equivalents in
assets/liabilities held for sale	–	(1)

Other financial assets	237	335
Derivatives and finance leases included in other receivables and other liabilities	(198)	33

Net debt	(7 523)	(10 502)

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

Unilever’s TSR target is to be in the top third of a reference group including 20 other international consumer goods companies on a three-year rolling basis. At the end of 2005 we were positioned 14th, and at the end of 2006 the ranking was 13th. In 2006, the following companies formed the peer group of comparative companies:

Avon	Kraft
Beiersdorf	Lion
Cadbury Schweppes	L’Oréal
Clorox	Nestlé
Coca-Cola	Orkla
Colgate	Pepsico
Danone	Procter & Gamble
Heinz	Reckitt Benckiser
Kao	Sara Lee
Kimberly-Clark	Shiseido

Unilever’s position relative to the TSR reference group

The reference group, including Unilever, consists of 21 companies. Unilever’s position is based on TSR over a three-year rolling period.

Unilever Annual Report on Form 20-F 2006	27

Back to Contents

Report of the Directors (continued)

Financial review (continued)

Results and earnings per share
The following discussion summarises the results of the Group during the years 2004, 2005 and 2006. The figures quoted are in euros, at current rates of exchange, being the average or year-end rates of each period, unless otherwise stated. Information about exchange rates between the euro, pound sterling and the US dollar is given on page 146.

The results reflected in the consolidated income statement and supporting notes arise from the Group’s continuing operations. In November 2006, we successfully completed the sale of the majority of our European frozen foods businesses. The results of the businesses disposed of have been presented as discontinued operations for 2004 and 2005, and in 2006, for the period up to the date of sale. During July 2005, we completed the sale of Unilever Cosmetics International (UCI) to Coty Inc., United States. The results of UCI are presented as discontinued operations for the 2004 year and, in 2005, for the period up to the date of sale.

	€ million	€ million	€ million
	2006	2005	2004

Continuing operations:
Turnover	39 642	38 401	37 168
Operating profit	5 408	5 074	3 981
Net profit	3 685	3 335	2 728
Net profit from discontinued operations	1 330	640	213
Net profit – total	5 015	3 975	2 941

	€	€	€
	2006	2005	2004

EPS – continuing operations	1.19	1.07	0.87
EPS – total	1.65	1.29	0.94

Results for 2006 compared with 2005
Turnover for the period increased by 3.2% to €39 642 million. The increase is driven by underlying sales growth of 3.8%, with contributions from both volume and price, as well as favourable currency effects of 0.3% . Offsetting the increase is the impact of disposals (0.8)% in the period.

Operating profit for the period increased by 7% to €5 408 million with operating margin increasing to 13.6%, up by 0.4 percentage points compared with 2005. This was after charging restructuring, disposals and impairments costs equivalent to 1.3 percentage points of sales (compared with 1.5 percentage points in 2005). It also included €266 million of one-off gains from changes to US healthcare and UK pension plans, equivalent to 0.7 percentage points of sales. Before these items, and the profit on the sale of an office in the US in 2005, the operating margin would have been 0.3 percentage points lower than last year. Gross margins held steady during the year, with supply chain savings programmes, pricing action and a positive mix fully offsetting around €600 million of higher input costs. Investment in advertising and promotions increased by nearly €300 million, from 12.8% to 13.1% of sales. An overview of performance by regions is included in the Operating review on pages 13 to 19.

Net finance costs were 18% higher in the year at €721 million. 2006 includes the provision of €300 million relating to preference shares. The costs of financing net borrowings were lower than last year with the benefit of a lower level of debt. Pensions financing, which was a net expense of €53 million in 2005, showed a net income of €41 million in 2006, reflecting a lower gross pension fund deficit.

The tax rate for the year was 24%, compared with 26% in 2005, including the benefits of a better country mix.

Share of net profit from joint ventures was ahead of last year due to the continued growth in the partnerships between Lipton and Pepsi for ready-to-drink tea. Share of net profit from associates increased significantly compared with prior year, principally because of the placement of equity by one of our venture capital fund investments.

Net profit and earnings per share from continuing operations grew by 10% and 11% respectively in the year. Including the profits of the discontinued operations, net profit and earnings per share increased by 26% and 27% in the year, respectively.

Return on invested capital (ROIC) increased from 12.5% in 2005 to 14.6% in 2006. Both years included significant profits from the sale of discontinued operations. Excluding these, the ROIC increased from 11.3% to 11.5% ..

Results for 2005 compared with 2004
Reported turnover grew by 3.3% in the year to €38 401 million. This increase includes a favourable effect from movements of the average euro exchange rate against the basket of Unilever currencies, which amounted to 1.4% of turnover. The net impact of disposals less acquisitions was a decline in turnover of 1.5% . This arose principally from the sale of European olive oil and other foods businesses. Underlying sales growth in the year of 3.4% was the result of volume increases.

Operating profit increased by 27% in the year to €5 074 million with operating margin increasing to 13.2% (2004: 10.7%) . Before the impact of net costs of restructuring, business disposals and impairments, the operating margin for 2005 would have been 0.9 percentage points lower than the previous year. Advertising and promotions were 1.1 percentage points of sales higher than last year. Cost savings and an improved mix more than offset the effect of an increase of nearly €600 million in input costs. Operating charges for restructuring, business disposals and impairments include the impairment of the Slim•Fast business in both 2005 and 2004 amounting to €363 million and €791 million respectively. An overview of performance by region is included in the Operating review on pages 13 to 19.

Net finance costs were 2% lower in the year at €613 million, through lower levels of borrowings.

28	Unilever Annual Report on Form 20-F 2006

Back to Contents

Report of the Directors (continued)

Financial review (continued)

A reduced contribution was generated from our shares in joint ventures and associates, most significantly from our associate JohnsonDiversey. Profit from discontinued operations includes the gain of €458 million arising from the sale of UCI.

The Group’s effective tax rate of profit for the year was 26%, compared with 21% in 2004, which reflected resolution of a higher level of outstanding prior year tax issues.

Net profit and earnings per share from continuing operations increased by 22% and 23% respectively in the year. Including the profits of the discontinued operations, total earnings per share increased by 37% in the year.

Return on invested capital (ROIC) for the year was 12.5%, up from 10.7% in 2004. This reflects the lower restructuring costs and higher profits on business disposals included in net profit. ROIC retains all goodwill and intangibles in invested capital, regardless of impairment.

Acquisitions and disposals
2006
On 4 September 2006, Unilever announced a public offer to purchase all ordinary shares of Elais-Unilever S.A. held by third party shareholders. Elais-Unilever S.A. is reported as a subsidiary and is Unilever’s main foods business in Greece. The offer price was €24.50 per share, with the public offer closing on 25 October 2006. A total of 2 234 692 shares were purchased by the end of 2006, increasing Unilever’s ownership of Elais-Unilever S.A. to 83.52% .

On 3 November 2006 we announced the completion of the sale of the majority of our frozen foods businesses in Europe to the Permira Funds. Unilever received proceeds of €1.7 billion, and recorded a profit on disposal of €1.2 billion. The businesses sold included operations in Austria, Belgium, France, Germany, Ireland, the Netherlands, Portugal and the United Kingdom.

In 2006 we disposed of various other businesses and brands with a combined turnover of around €280 million, including Mora in the Netherlands and Belgium, Finesse in North America and Nihar in India.

2005
There were no material acquisitions during 2005.

On 11 July 2005, we completed the sale of our Prestige fragrance business, UCI, to Coty Inc. of the United States. Unilever received US $800 million in cash, with the opportunity for further deferred payments contingent upon future sales.

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

In March 2005 Unilever carried out a restructuring of its Portuguese foods business. Before the restructuring Unilever Portugal held an interest in FIMA/VG – Distribuição de Produtos Alimentares, Lda. (FIMA) foods business, a joint venture with Jerónimo Martins Group, in addition to its wholly owned Bestfoods business acquired in 2000. As a result of the transaction the two foods businesses – FIMA and Unilever Bestfoods Portugal – were unified and the joint venture stakes were re-balanced so that Unilever now holds 49% of the combined foods business and Jerónimo Martins Group 51%. See page 123 for further details on the Portuguese businesses whose ownership was further reorganised as at 1 January 2007.

2004
There were no material acquisitions during 2004.

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

For further information on the impact of acquisitions and disposals refer to note 26 on page 113.

Dividends and market capitalisation

Dividends per share

		Per €0.16		Per 3 1/9p
		NV ordinary share		PLC ordinary share
	€	€	£	£
	2006	2005	2006	2005

Interim	0.23	0.22	15.62	15.04
Final	–	0.44	–	30.09
Proposed final	0.47	–	32.04	–

	0.70	0.66	47.66	45.13
One-off	0.26	–	17.66	–

	0.96	0.66	65.32	45.13

Final dividends for 2006 are subject to approval at the Annual General Meetings. If approved, this will bring the total regular dividend, excluding the additional one-off payment, to €0.70 per share for NV and 47.66p for PLC, an increase of 6% in each case. In accordance with IFRS, no provision for the amount of this dividend, estimated as €1 358 million, has been recognised in the financial statements for the year ended 31 December 2006. The additional one-off dividend of €751 million was paid during December 2006.

Unilever’s combined market capitalisation at 31 December 2006 was €63.4 billion (2005: €57.5 billion).

Unilever Annual Report on Form 20-F 2006	29

Back to Contents

Report of the Directors (continued)

Financial review (continued)

Balance sheet

	€ million	€ million
	2006	2005

Goodwill and intangible assets	17 206	18 055
Other non-current assets	10 365	10 303
Current assets	9 501	11 142
Current liabilities	(13 884)	(15 394)

	23 188	24 106

Non-current liabilities	11 516	15 341
Shareholders’ equity	11 230	8 361
Minority interest	442	404

	23 188	24 106

Goodwill and intangibles as at 31 December 2006 were €0.8 billion lower than in 2005. This was almost solely a consequence of currency movements. Currency movements also explain the reduction of inventories and trade receivables when compared with prior year. The other significant movements in non-current assets relate to pension assets for funded schemes in surplus and deferred tax assets. The increase in pension fund assets was due to improvements in asset yields and increased contributions. The decrease of non-current deferred tax assets from €1.7 billion as at 31 December 2005 to €1.3 billion as at 31 December 2006 was a result of the decrease in pension liabilities.

The overall funding shortfall before tax of pensions and health care plans reduced significantly from €5.6 billion at the end of 2005 to €3.1 billion at the end of 2006. Within this, there was at 31 December 2006 an aggregated surplus of €0.3 billion on our funded plans, reflecting a combination of strong equity returns, increased contributions and higher real interest rates, partly offset by increased life expectancy assumptions. The value of our unfunded obligations reduced from €4.2 billion to €3.4 billion due to rises in interest rates, favourable exchange movements and changes to various retiree medical benefits.

We made a number of changes to our pensions and post-retirement healthcare plans during 2006. In particular, in the US retiree healthcare plan we introduced an annual cap on the benefits which each participant can claim. In the UK we updated assumptions on pension commutations and now reduce some deferred pensions if they are taken early, to align with market practice. See page 32 for details on Unilever’s pension investment strategy.

Total equity has increased by €2.9 billion in the year. Net profit added €5.0 billion and currency and fair value/actuarial gains added €0.5 billion. Dividends paid in the year totalled €2.7 billion.

As at 31 December 2006, cash and cash equivalents and other financial assets amounted to €1.3 billion, a decrease of €0.6 billion. Borrowings, (including finance leases amounting to €0.2 billion and the negative fair value of derivatives relating to borrowings) amounted to €8.8 billion a reduction of €3.8 billion.

The net debt position, see page 27, as at 31 December 2006 was €7.5 billion, a reduction of €3.0 billion since 1 January 2006. This was driven by the cash generated by the business during the year, the proceeds of disposals (particularly from the sale of the majority of the European frozen foods businesses) and currency effects, specifically the weakening of the US dollar.

Unilever manages interest rate and currency exposures based on the net debt position. Taking into account the various cross currency swaps and other derivatives, 81% of Unilever’s net debt was in US dollars (2005: 60%) and 25% in euros (2005:17%) and ((33)% - financial assets) in sterling, with the remainder spread over a large number of other currencies. The currency distribution of total borrowings was as follows: 70% in US dollars (2005: 51%), and 24% in euros (2005: 20%) with the remainder spread over a large number of other currencies. Further details of the currency analyses are given in note 15 on page 95 and note 16 on page 98.

Unilever has committed credit facilities in place to support its commercial paper programmes and for general corporate purposes. The undrawn committed credit facilities in place at the end of 2006 were: bilateral committed credit facilities totalling US $4.6 billion, bilateral notes commitments totalling US $0.2 billion and bilateral money market commitments totalling US $1.4 billion. Further details regarding these facilities are given in note 16 on page 98.

During 2006, a US $300 million bond with a fixed interest rate of 6.15% was repaid, as was a €1 billion bond with a fixed interest rate of 5.125% and a US $500 million bond with a fixed interest rate of 5.125% . Three floating rate bonds denominated in Japanese yen for a total of ¥37 billion (approximately €250 million) were repaid and Unilever issued a new floating rate bond for a similar amount with a maturity date of June 2008.

Unilever is satisfied that its financing arrangements are adequate to meet its working capital needs for the foreseeable future.

Unilever’s contractual obligations at the end of 2006 included capital expenditure commitments, borrowings, lease commitments and other commitments. A summary of certain contractual obligations at 31 December 2006 is provided in the table below. Other long-term commitments have increased compared with prior year due to the outsourcing contracts which Unilever has entered into during 2006. Further details are set out in the following notes to the accounts; note 10 on page 90, note 16 on page 96, note 17 on pages 99 to 101 and note 25 on page 112.

30	Unilever Annual Report on Form 20-F 2006

Back to Contents

Report of the Directors (continued)

Financial review (continued)

Contractual obligations at 31 December 2006

	€ million	€ million	€ million	€ million	€ million
		Due			Due in
		within	Due in	Due in	over
	Total	one year	1-3 years	3-5 years	5 years

Long-term debt	6 183	1 944	696	1 346	2 197
Operating lease obligations	1 617	342	537	338	400
Purchase obligations(a)	233	156	58	16	3
Finance leases	296	71	90	27	108
Other long-term commitments	1 547	315	395	312	525

(a)	Raw and packaging materials and finished goods.

Off-balance sheet arrangements
IFRS interpretation SIC 12 and US GAAP FIN 46R require that entities with which we have relationships are considered for consolidation in the consolidated accounts based on relative sharing of economic risks and rewards rather than based solely on share ownership and voting rights. We periodically review our contractual arrangements with potential special purpose entities (SPEs) or variable interest entities (VIEs) as defined by SIC 12 and FIN 46R respectively. The most recent review has concluded that that there are no significant SPE or VIE relationships which are not already appropriately reflected in the accounts. Information concerning guarantees given by the Group is stated in note 25 on page 112.

Cash flow

	€ million	€ million	€ million
	2006	2005	2004

Net cash flow from operating activities	4 511	4 353	5 547
Net cash flow from/(used in) investing activities	1 155	515	(120)
Net cash flow from/(used in) financing activities	(6 572)	(4 821)	(5 938)
Net increase/(decrease) in cash and cash equivalents	(906)	47	(511)

Cash and cash equivalents at 31 December 2006 were €0.6 billion lower than as at 31 December 2005. Cash from operating activities was €0.3 billion lower than in 2005 due to significantly higher contributions to pension schemes. This was offset to some extent by the improvements in the level of working capital, with a further reduction of €0.1 billion as at 31 December 2006. Income tax paid was substantially lower through a combination of tax relief on the higher pension contributions, structural improvements in the tax rate and timing differences. As a result, net cash flow from operating activities was €0.2 billion higher than last year.

Net cash flow from investing activities was €0.6 billion higher due to the impact of the disposals in the year which had a positive impact of €1.8 billion (2005: €0.8 billion), offset by increased capital expenditure of €0.1 billion compared with the prior year.

Net cash flow used in financing activities increased by €1.8 billion, reflecting dividend payments and repayment of debt.

Finance and liquidity
Unilever aims to be in the top third of a reference group including 20 other international consumer goods companies for Total Shareholder Return, as explained on page 27. The Group’s financial strategy supports this objective and provides the financial flexibility to meet its strategic and day-to-day needs. The key elements of the financial strategy are:

•	Appropriate access to equity and debt capital;
•	Sufficient flexibility for acquisitions that we fund out of current cash flows;
•	A1/P1 short-term credit rating;
•	Sufficient resilience against economic turmoil; and
•	Optimal weighted average cost of capital, given the constraints above.

Unilever aims to concentrate cash in the parent and finance companies in order to ensure maximum flexibility in meeting changing business needs. Operating subsidiaries are financed through the mix of retained earnings, third-party borrowings and loans from parent and group financing companies that is most appropriate to the particular country and business concerned. Unilever maintains access to global debt markets through an infrastructure of short-term debt programmes (principally US domestic and euro commercial paper programmes) and long-term debt programmes (principally a US Shelf registration and euromarket Debt Issuance Programme). Debt in the international markets is, in general, issued in the name of NV, PLC, Unilever Finance International BV or Unilever Capital Corporation. NV and PLC will normally guarantee such debt where they are not the issuer.

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

Unilever Annual Report on Form 20-F 2006	31

Back to Contents

Report of the Directors (continued)

Financial review (continued)

The key financial instruments used by Unilever are short- and long-term borrowings, cash and cash equivalents and certain straightforward derivative instruments, principally comprising interest rate swaps and foreign exchange contracts. The accounting for derivative instruments is discussed in note 1 on page 74. The use of leveraged instruments is not permitted.

Other relevant disclosures are given in notes 15, 16 and 17 on pages 95, 96 and 99.

Unilever Treasury manages a variety of market risks, including the effects of changes in foreign exchange rates, interest rates and liquidity. Further details of the management of these risks are given in note 17 on pages 100 and 101.

Pensions investment strategy
The Group’s investment strategy in respect of its funded pension plans is implemented within the framework of the various statutory requirements of the territories where the plans are based. The Group has developed policy guidelines for the allocation of assets to different classes with the objective of controlling risk and maintaining the right balance between risk and long-term returns in order to limit the cost to the company of the benefits provided. To achieve this, investments are well diversified, such that the failure of any single investment would not have a material impact on the overall level of assets. The plans invest the largest proportion of the assets in equities, which the Group believes offer the best returns over the long term commensurate with an acceptable level of risk. The pension funds also have a proportion of assets invested in property, bonds and cash. The majority of the assets are managed by a number of external fund managers with a small proportion managed in-house. Unilever has a pooled investment vehicle (Univest) which it believes offers its pension plans around the world a simplified externally managed investment solution to implement their strategic asset allocation models initially for equities. The aim is to provide a high quality, well diversified risk controlled solution.

Significant changes after the balance sheet date
On 1 January 2007, Unilever completed the restructuring of its Portuguese businesses. The result of the reorganisation is that Unilever now has a 55% share of the consolidated Portuguese entity, called Unilever Jerónimo Martins. The consolidated business includes the foods and home and personal care businesses. The remaining 45% interest is held by Jerónimo Martins Group. The structure of the agreement is such that there is joint control of the newly formed entity and so it will be accounted for by Unilever as a joint venture.

On 12 March 2007, Unilever announced the commencement of a share buy-back programme. This will involve the purchase in 2007 of ordinary shares of NV or PLC, or a combination of the two, up to an aggregate market value of €1.5 billion. The value of the shares purchased will be booked against equity under the heading of Other reserves, in line with established practice. As at 19 March 2007, 1 967 782 ordinary shares of NV had been purchased at prices between €19.55 and €21.41 per share. These shares will be held as treasury shares.

32	Unilever Annual Report on Form 20-F 2006

Back to Contents

Report of the Directors (continued)

Corporate governance

Introduction

Unilever constantly keeps its corporate governance arrangements under review. NV and PLC are subject to various corporate governance requirements and best practice codes, the most relevant being those in the Netherlands, the United Kingdom and the United States. It is Unilever’s practice to comply, where practicable, with the highest level of these codes and respond to developments appropriately.

The Unilever Group
Unilever N.V. and Unilever PLC are the two parent companies of the Unilever Group. Together with the group companies, NV and PLC operate effectively as a single economic entity. This is achieved by a series of agreements between NV and PLC (the Foundation Agreements, see page 39), together with special provisions in the Articles of Association of NV and PLC. NV and PLC have the same Directors and adopt the same accounting principles. Shareholders of both companies receive dividends on an equalised basis. NV and PLC and their group companies constitute a single reporting entity for the purposes of presenting consolidated accounts. Accordingly, the accounts of the Unilever Group are presented by both NV and PLC as their respective consolidated accounts.

NV and PLC have agreed to co-operate in all areas and ensure that all group companies act accordingly. NV and PLC are holding and service companies, and the business activity of Unilever is carried out by their subsidiaries around the world. Shares in group companies may ultimately be held wholly by either NV or PLC, or jointly by the two companies, in varying proportions.

NV was incorporated under the name Naamlooze Vennootschap Margarine Unie in the Netherlands in 1927. Its objects and purposes are set out in Article 2 of its Articles of Association. PLC was incorporated under the name Lever Brothers Limited in England and Wales in 1894. Its objects and purposes can be found in Clause 3 of its Memorandum of Association. The two companies have different shareholder constituencies and shareholders cannot convert or exchange the shares of one company for shares of the other. NV is listed in Amsterdam and New York. PLC is listed in London and New York.

Unilever policies
The implementation of and compliance with our governance structure is facilitated through a business orientated policy framework. Unilever policies are characterised by being universally applicable within the Unilever Group. They are mandatory in effect and have been developed to ensure consistency in key areas within our worldwide operations. They cover operational and functional matters, and govern how we run our business, in order to comply with applicable laws and regulations.

Unilever policies include: the Code of Business Principles; the Code of Ethics for Senior Financial Officers, the Compliance Manual for the Listing Rules and Disclosure and Transparency Rules (including the Unilever Share Dealing Code), the Risk Management Policy, the Corporate Pensions Policy and the Accounting and Reporting Policy.

The Code of Business Principles is Unilever’s statement of values and represents the standard of conduct we require from all of our employees. Our Code of Ethics applies to the senior executive, financial and accounting officers and comprises the standards prescribed by the US Securities and Exchange Commission (SEC). The Code of Business Principles Hotline provides for a confidential hotline, not only to ensure that employees can anonymously submit concerns regarding accounting and auditing issues but to handle all alleged violations of the Code of Business Principles. Copies of the Code of Business Principles, the Code of Ethics and the Share Dealing Code are posted on our website at www.unilever.com/investorcentre/corpgovernance.

Our internal risk management and control systems are described on page 9.

Developments in corporate governance
In recent years there have been significant developments in Unilever’s corporate governance structure.

In 2004, the NV and PLC shareholders adopted proposals to create one-tier boards with a majority of independent Non-Executive Directors.

In 2005, shareholders approved a series of further changes to streamline management and leadership. A separate Non-Executive Chairman and Group Chief Executive were appointed. The Group Chief Executive established the Unilever Executive (UEx) which comprises three Regional Presidents (for Europe, The Americas and Asia Africa), two Category Presidents (for Foods and Home and Personal Care), the Chief Financial Officer and the Chief HR Officer.

The regions are responsible for performance, implementing proven brand mixes and focusing on building capabilities with customers. The categories are responsible for the entire brand development process, including innovation, brand positioning and communication and category strategies. The interdependence between the regions and categories allows us to exploit our global scale, while building on our deep roots in local markets. Our HR and Finance functions concentrate on excellence in human capabilities and cost-efficiencies across the Group.

In 2006, following a thorough review of our corporate structure, shareholders approved proposals to:

•	adapt Unilever’s constitutional arrangements to allow greater flexibility to allocate assets between both parent companies;

•	simplify the relationship between NV and PLC shares by establishing a one-to-one equivalence in their economic interest in the Unilever Group (this was achieved by a split of the NV shares and a consolidation of the PLC shares); and

•	allow shareholders the right to nominate candidates to the Boards, taking into account the need to ensure the unity of management.

Unilever Annual Report on Form 20-F 2006	33

Back to Contents

Report of the Directors (continued)

Corporate governance (continued)

In 2007, Unilever plans to appoint its first independent Non-Executive Chairman, Michael Treschow, subject to his appointment as a Non-Executive Director at the AGMs.

The text that follows describes the corporate governance arrangements since the 2006 AGMs. More information on our corporate governance arrangements is set out in ‘The Governance of Unilever’, the Boards’ statement of their internal arrangements, which can be found at www.unilever.com/investorcentre/corpgovernance.

The Boards
The Boards of NV and PLC comprise the same Directors and have the same Chairman. This ensures unity of governance and management by ensuring that all matters are considered by the Boards as a single intellect, reaching the same conclusions on the same set of facts (save where specific local factors apply).

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

Our Directors have set out a number of areas of responsibility which are reserved to themselves and other areas for which matters are delegated to the Group Chief Executive and committees whose actions are regularly reported to and monitored by the Boards. These are described on pages 35 to 38. Further details of how our Boards effectively operate as one board, govern themselves and delegate their authorities are set out in ‘The Governance of Unilever’, which can be found at www.unilever.com/investorcentre/corpgovernance.

Appointment of Directors
Directors are appointed by shareholders at the AGMs. All existing Directors unless they are retiring submit themselves for election every year and shareholders can remove any of them by a simple majority vote.

In order to seek to ensure that NV and PLC have the same Directors, the Articles of Association of NV and PLC contain provisions which are designed to ensure that both NV and PLC shareholders are presented with the same candidates for election as Directors. This is achieved through a nomination procedure operated by the Boards of NV and PLC through Unilever’s Nomination Committee.

The Nomination Committee, based on the evaluation of the Boards, its Committees and its individual members, recommends to the Boards a list of candidates for nomination at both the Annual General Meetings of NV and of PLC. In addition, since 2006 shareholders have been able to nominate Directors for this list but to do so they must put a resolution to both meetings in line with local requirements for requisitioning a resolution. In order to ensure that the Boards remain identical, anyone being elected as a Director of NV must also be elected as a Director of PLC and vice versa. If an individual fails to be elected to both companies then he or she will be unable to take their place on the Boards.

The provisions in the Articles of Association for appointing Directors cannot be changed without the permission, in the case of NV, of the holders of the special ordinary shares numbered 1 - 2400 inclusive and, in the case of PLC, of the holders of PLC's deferred stock. The NV special ordinary shares may only be transferred to one or more other holders of such shares. The joint holders of both the NV special ordinary shares and the PLC deferred stock are N.V. Elma and United Holdings Limited, which are joint subsidiaries of NV and PLC. The boards of N.V. Elma and United Holdings Limited comprise the members of the Nomination Committee.

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

In 2006 the Boards of NV and PLC met eight times. All our Executive Directors attended all meetings. All the Non-Executive Directors attended all meetings, except for Wim Dik who missed one meeting; Lynda Chalker, David Simon and Jean-Cyril Spinetta who each missed two meetings, and Jeroen van der Veer who missed three meetings. Board meetings are normally held either in London or Rotterdam. The Chairman is assisted by the Joint Secretaries, who ensure that the Boards are supplied with all the information necessary for their deliberations. The Chairman and the Joint Secretaries involve the Senior Independent Director (see page 36) in the arrangements for Board meetings.

Board induction and training
Upon election, Directors receive a comprehensive Directors’ Manual and are briefed thoroughly on their responsibilities. Updates on corporate governance developments and investor relations matters are frequent items at Board meetings. On-going training is provided for Directors by way of site visits, presentations, circulated updates, teach-ins and agenda items at Board or Board committee meetings on, among other things, Unilever’s business, corporate governance, regulatory developments, and investor relations matters. In 2006, a Board meeting was held at Port Sunlight which included a visit to one of Unilever’s Research and Development facilities.

34	Unilever Annual Report on Form 20-F 2006

Back to Contents

Report of the Directors (continued)

Corporate governance (continued)

Board evaluation
In 2006, an independent firm, Board Consultants International (BCI), was commissioned to carry out an evaluation of the Boards, the Board committees, the Chairman and individual Directors. As part of the evaluation, Dr Florian Schilling from BCI conducted interviews with all Directors, the Joint Secretaries and two former Directors who had retired in 2006. He reported the outcome of the evaluation to the Chairman and the Senior Independent Director and to the Boards in February 2007.

Board support
The Joint Secretaries are available to advise all Directors and ensure that Board procedures are complied with. They are appointed and can be removed by the Boards.

A procedure is in place to enable Directors, if they so wish, to seek independent professional advice at Unilever’s expense.

Board changes
The current Directors, with their biographies, are shown on page 46. All the Executive Directors held office throughout the year.

Leon Brittan, Lynda Chalker, Wim Dik, David Simon and Jeroen van der Veer were re-elected as Non-Executive Directors of NV and PLC at the 2006 AGMs. In addition, Charles Golden, Byron Grote, Jean-Cyril Spinetta and Kees Storm were appointed as Non-Executive Directors.

In 2006, David Simon became our Senior Independent Director, Vice-Chairman of NV and PLC, and Chairman of our Remuneration and Nomination Committees. Kees Storm became a member and Chairman of the Audit Committee. Charles Golden and Byron Grote became members of the Audit Committee. Jean-Cyril Spinetta became a member of the Remuneration and Nomination Committee.

At the 2006 AGMs, Bertrand Collomb, Oscar Fanjul and Hilmar Kopper retired as Non-Executive Directors.

At the 2007 AGMs all of the Executive Directors and the Non-Executive Directors, with the exception of Antony Burgmans, Lynda Chalker and Rudy Markham, who will be retiring at these meetings, will be nominated for re-election. Their colleagues would like to thank Antony, Lynda and Rudy for the enormous contribution they have made to Unilever during their association with the Group.

In addition, four new Non-Executive Directors will be proposed for election at the 2007 AGMs. These are Genevieve Berger, Narayana Murthy, Hixonia Nyasulu and Michael Treschow. Genevieve Berger is a Professor of Biophysics and Medical Imaging at Paris University VI and Chairman of the Advisory Board ‘Health’ for the EU Commission for Research. Narayana Murthy is co-founder and Chairman of Infosys Technologies Limited. Hixonia Nyasulu is a Non-Executive Director of Sasol Limited and Anglo Platinum and an Advisory Board Member of JP Morgan South Africa. Michael Treschow, who, if appointed, will become Unilever’s new independent Chairman, is currently Chairman of Ericsson and Electrolux. He will be stepping down as Chairman of Electrolux in April 2007. Their appointments will, should their nominations be approved by shareholders, bring further diversity of background and experience to the Boards. Professor Berger, Mr Murthy and Ms Nyasulu will, subject to their election as Directors, become members of the Corporate Responsibility and Reputation Committee.

Biographical details for the new Non-Executive Directors are contained in the 2007 AGM Notices, and on our website at www.unilever.com/ourcompany/investorcentre.

Chairman and Group Chief Executive
Unilever has a separate Non-Executive Chairman and Group Chief Executive. There is a clear division of responsibilities between their roles. The Chairman is primarily responsible for leadership of the Boards, ensuring their effectiveness and setting their agendas. He is also responsible for ensuring that the Boards receive accurate, timely and clear information.

The Group Chief Executive has been entrusted, within the parameters set out in the Articles of Association of NV and PLC and ‘The Governance of Unilever’, with all the Boards’ powers, authorities and discretions in relation to the operational management of Unilever. The Group Chief Executive has the authority to determine which duties regarding the operational management of the companies and their business enterprises will be carried out under his responsibility by one or more Executive Directors or by one or more other persons. This provides a basis for the Unilever Executive team (UEx) that reports to the Group Chief Executive. For UEx members’ biographies see page 47. For our business structure, please refer to ‘About Unilever’ on page 5.

Executive Directors
All four Executive Directors are members of the UEx: the Group Chief Executive, the Chief Financial Officer, the President, Europe and the President, Home and Personal Care. Details on their responsibilities can be found in ‘The Governance of Unilever’.

The Executive Directors are full-time employees of Unilever. Information about their remuneration can be found in the report of the Remuneration Committee and on our website. We are currently updating our Directors’ service contract to take into account recent changes in the law and best practice, for example, those relating to age limits for directors.

The Remuneration Committee takes the view that the entitlement of the Executive Directors to the security of twelve months’ notice of termination of employment is in line both with the practice of many comparable companies and the entitlement of other senior executives within Unilever. It is our policy to set the level of severance payments for Directors to no more than one year’s salary, unless the Boards, at the proposal of the Remuneration Committee, find this manifestly unreasonable given circumstances or unless dictated by applicable law.

The Executive Directors submit themselves for re-election at the AGMs each year. The Nomination Committee carefully considers each nomination for reappointment.

Unilever Annual Report on Form 20-F 2006	35

Back to Contents

Report of the Directors (continued)

Corporate governance (continued)

The Directors stop holding executive office on ceasing to be Directors. Those appointed prior to 2004 retire at the latest by the age of 62. Appointees from 2004 onwards retire at an age between 60 and 65, as decided by either them or Unilever.

We do not grant our Executive Directors any personal loans or guarantees.

There are no family relationships between any of our Executive Directors, other key management personnel or Non-Executive Directors. None of our Executive Directors are elected or appointed under any arrangement or understanding. Executive Directors are to obtain approval from the Chairman for all outside Board appointments. Normally not more than one such appointment should be accepted. For Executive Directors’ biographies see page 46.

Non-Executive Directors
The Non-Executive Directors share responsibility for the execution of the Boards’ duties, taking into account their specific responsibilities, which are essentially supervisory. In particular, they comprise the principal external presence in the governance of Unilever, and provide a strong independent element. See page 46 for their biographies.

Role and Responsibility
The key elements of the role and responsibilities of our Non-Executive Directors are:

•	supervision of and advice to the Group Chief Executive;
•	developing strategy with the Group Chief Executive;
•	scrutiny of performance;
•	controls;
•	reporting of performance;
•	remuneration of and succession planning for Executive Directors; and
•	governance and compliance.

Our Non-Executive Directors are chosen for their broad and relevant experience and international outlook, as well as their independence. They form the Audit Committee, the Nomination Committee, the Remuneration Committee and the Corporate Responsibility and Reputation Committee (formerly External Affairs and Corporate Relations Committee). The roles and membership of these key Board committees are described on page 37. The profile set by the Boards for the Non-Executive Directors and the chart used for orderly succession planning can be seen on our website at www.unilever.com/investorcentre/corpgovernance.

Meetings
The Non-Executive Directors meet as a group, without the Executive Directors present, under the chairmanship of the Senior Independent Director. In 2006 they met twice as a group. In addition, the Non-Executive Directors usually meet before each Board meeting with the Chairman, the Group Chief Executive and the Joint Secretaries.

Senior Independent Director
Our Non-Executive Directors have appointed David Simon as Senior Independent Director. He acts as their spokesman. The Senior Independent Director is consulted by the Chairman on the agenda and arrangements for Board meetings. He is also, in appropriate cases, a point of contact for shareholders and other stakeholders.

Tenure
Our Non-Executive Directors submit themselves for re-election each year. Their nomination for re-election is subject to continued good performance which is evaluated by the Boards, based on the recommendations of the Nomination Committee. The Nomination Committee carefully considers each nomination for reappointment. The Non-Executive Directors normally serve for a maximum of nine years.

Remuneration
The remuneration of the Non-Executive Directors is determined by the Boards, within the overall limit set by the shareholders at the AGMs in 2006, and it is reported on page 61. Details of the engagement of our Non-Executive Directors can be seen on the Unilever website.

Independence
Taking into account the role of Non-Executive Directors, which is essentially supervisory, and the fact that they make up the key committees of the Boards, it is important that our Non-Executive Directors can be considered to be independent.

Our definition of ‘independence’ for Directors is set out in ‘The Governance of Unilever’. It is derived from the applicable definitions in use in the Netherlands, UK and US. Our current Non-Executive Directors are considered to be independent of Unilever, with the exception of Antony Burgmans. Our Boards reached this conclusion after conducting a thorough review of all relevant relationships of the Non-Executive Directors, and their related or connected persons.

A number of relationships, such as non-executive directorships, exist between various of our Non-Executive Directors and companies that provide banking, insurance or financial advisory services to Unilever. Our Boards considered in each case the number of other companies that also provide or could readily provide such services to Unilever, the significance to those companies of the services they provide to Unilever, the roles of the Non-Executive Directors within those companies and the significance of that role to our Non-Executive Directors. It concluded that none of these relationships threaten the independence of the Non-Executive Directors concerned. For example, the Boards have satisfied themselves that Leon Brittan’s position at UBS Investment Bank does not involve him in any way in its broking relationship with Unilever. They have noted that Lynda Chalker’s involvement in consultancy services for Unilever had been terminated before she was elected a Non-Executive Director in May 2004. The Boards have formed the view that the fact that Antony Burgmans was a member of the Supervisory Board of ABN AMRO until April 2006 and that David Simon is a senior adviser of Morgan Stanley International, were not material.

36	Unilever Annual Report on Form 20-F 2006

Back to Contents

Report of the Directors (continued)

Corporate governance (continued)

The Boards consider that the Executive Directorship of Byron Grote combined with the Non-Executive Directorship of Antony Burgmans of BP p.l.c. does not affect Dr Grote’s status as independent in relation to his Non-Executive Directorship of Unilever. The Boards also consider that Jean-Cyril Spinetta’s position as Chairman/CEO of Air France-KLM SA combined with Kees Storm’s Chairmanship of the Supervisory Board of KLM Royal Dutch Airlines N.V. does not affect their status as independent in relation to their Non-Executive Directorships of Unilever.

Antony Burgmans, who before May 2005 was an Executive Director, is not considered to be independent. The Nomination Committee and the Boards nominated him for election as a Non-Executive Director in 2005 because of his thorough knowledge of Unilever and its operations. Antony Burgmans will be succeeded by Michael Treschow as an independent Chairman at the AGMs in 2007, subject to his election as a Non-Executive Director.

None of our Non-Executive Directors are elected or appointed under any arrangement or understanding.

Board committees
The Boards have established the following committees, all formally set up by Board resolution with carefully defined remits. They are made up solely of Non-Executive Directors with the exception of the Corporate Responsibility and Reputation Committee which has an Executive Director as a member, and report regularly to the Boards. The remits can be found on our website.

Audit Committee
The Audit Committee is comprised only of independent Non-Executive Directors with a minimum requirement of three. It is chaired by Kees Storm, and its other members are Wim Dik, Charles Golden and Byron Grote. The Committee met five times in 2006, and the members attended all meetings. The Boards have satisfied themselves that all the current members of the Committee are competent in financial matters and have recent and relevant experience and that, for the purposes of the US Sarbanes-Oxley Act of 2002, Kees Storm is the Audit Committee’s financial expert. The Committee’s meetings are attended, by invitation, by the Chief Financial Officer, the General Counsel, the Deputy Chief Financial Officer, the Chief Auditor and our external auditors.

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

See page 63 for the Report of the Audit Committee to the shareholders.

Nomination Committee
Our Nomination Committee comprises a minimum of three independent Non-Executive Directors. It is chaired by David Simon and its other members are Jean-Cyril Spinetta, Jeroen van der Veer and Antony Burgmans. It met six times in 2006 and the members attended all meetings except that David Simon was absent for one meeting. The Committee recommends to the Boards candidates for the positions of Director. It also has responsibilities for succession planning and oversight of corporate governance matters. It is supplied with information by the Joint Secretaries.

See page 48 for the Report of the Nomination Committee to shareholders.

Remuneration Committee
Our Remuneration Committee comprises three independent Non-Executive Directors. It is chaired by David Simon and its other members are Jean-Cyril Spinetta and Jeroen van der Veer. It met six times in 2006 and the members attended all meetings except that David Simon was absent for one meeting.

The Committee reviews Directors’ remuneration and is responsible for the executive share-based incentive plans. It determines, within the parameters set by our shareholders, specific remuneration arrangements for each of the Executive Directors, the remuneration scales and arrangements for Non-Executive Directors and the remuneration of the tier of management directly below the Boards. The Committee is supplied with information by Jan van der Bijl, Joint Secretary of Unilever.

The detailed report of the Remuneration Committee to shareholders on Directors’ remuneration is on pages 49 to 62.

Corporate Responsibility and Reputation Committee
The Corporate Responsibility and Reputation Committee currently comprises four Non-Executive Directors and one Executive Director. It is chaired by Lynda Chalker and its other members are Leon Brittan, Antony Burgmans, Wim Dik and Ralph Kugler. Following the 2007 AGMs, subject to their election, Leon Brittan will chair the Committee and its members will be Genevieve Berger, Ralph Kugler, Narayana Murthy and Hixonia Nyasulu. The Committee, which replaced the External Affairs and Corporate Relations Committee, has responsibility for the oversight of Unilever’s conduct with regard to its corporate and societal obligations and its reputation as a responsible corporate citizen.

See page 64 for the Report of the Corporate Responsibility and Reputation Committee to shareholders.

Unilever Annual Report on Form 20-F 2006	37

Back to Contents

Report of the Directors (continued)

Corporate governance (continued)

Routine business committees
Committees are also set up to conduct routine business as and when they are necessary. They comprise any two of the Directors and certain senior executives and officers. They administer or implement certain matters previously agreed by our Boards or the Group Chief Executive. The Joint Secretaries are responsible for the operation of these committees.

Disclosures Committee
The Boards have set up a Disclosures Committee which is responsible for helping the Boards ensure that financial and other information that ought to be disclosed publicly is disclosed in a timely manner and that the information that is disclosed is complete and accurate. The Committee comprises the Deputy Chief Financial Officer, the Joint Secretaries and the Group Treasurer.

Directors – Various formal matters
The borrowing powers of NV Directors on behalf of NV are not limited by the Articles of Association of NV. PLC Directors have the power to borrow on behalf of PLC up to three times the adjusted capital and reserves of PLC, as defined in its Articles of Association, without the approval of shareholders (any exceptions requiring an ordinary resolution).

The Articles of Association of NV and PLC do not require Directors of NV or Directors of PLC to hold shares in NV or PLC. However, the remuneration arrangements applicable to our Executive Directors require our Executive Directors to build and retain a personal shareholding in Unilever equal to at least 150% of their annual base pay.

Directors – Indemnification
Directors’ indemnification, including the terms thereof, is provided for in Article 19 of NV’s Articles of Association. The power to indemnify directors is provided for in PLC’s Articles of Association. Deeds of indemnity have been issued to all PLC Directors. Appropriate Directors’ and Officers’ liability insurance is in place for all Unilever Directors.

Directors – Conflicts of interest
We attach special importance to avoiding conflicts of interest between on the one hand NV and PLC and on the other hand their Directors. The Boards are responsible for ensuring that there are rules in place to avoid conflicts of interest by Board members.

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

Both NV and PLC communicate with their respective shareholders through the AGMs as well as responding to their questions and enquiries during the course of the year. We take the views of our shareholders into account and, in accordance with all applicable legislation and regulations, may consult them in an appropriate way before putting major new proposals to our AGMs.

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

At the AGMs, a full account is given of the progress of the business over the last year and there is a review of current issues. Shareholders are encouraged to attend the meetings and ask questions, and the question-and-answer sessions form an important part of the meetings.

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

38	Unilever Annual Report on Form 20-F 2006

Back to Contents

Report of the Directors (continued)

Corporate governance (continued)

Voting rights
To be entitled to attend and vote at NV General Meetings shareholders must hold their NV shares on the record date, which is set by the Directors and is not more than thirty days before the meeting. Shareholders do not need to block their shares. NV shareholders can cast one vote for each €0.16 nominal capital that they hold. This means that they can cast one vote for each NV ordinary share, or NV New York Registry Share. Shareholders can vote in person or by proxy. Similar arrangements apply to holders of depositary receipts issued for NV shares and the holders of NV preference shares (see pages 41 and 42).

PLC shareholders can cast one vote for each 1.4p nominal capital that they hold. This means that one vote equals 9/20ths of a share. Shareholders can vote in person at the meeting or by proxy. Proxies should be submitted to the Registrars, Computershare Investor Services PLC, whose details can be found on page 159, at least 48 hours before the AGM. Shareholders at the PLC 2007 AGM are, however, being asked to approve a change in the voting rights of PLC’s ordinary shares designed to bring the voting arrangements into line with the consolidation of ordinary shares of 3 1/9p approved at the 2006 AGM. This will result in one vote for each 3 1/9p of nominal capital instead of 1.4p of nominal capital.

More information on the exercise of voting rights can be found in NV’s and PLC’s Articles of Association and in the respective Notices of Meetings.

Holders of NV New York Registry Shares or PLC American Depositary Receipts of shares will receive a proxy form enabling them to authorise and instruct ABN AMRO N.V. or Citibank, N.A. respectively to vote on their behalf at the shareholders’ meeting of NV or PLC. N.V. Elma and United Holdings Limited (the holders of NV’s special shares), other group companies of NV which hold ordinary or preference shares, and United Holdings Limited, which owns half of PLC’s deferred stock, are not permitted to vote at General Meetings.

Voting on each of the resolutions contained in the Notice of AGMs is conducted by poll. The final vote is published at the meetings and the outcome of the votes, including the proxy votes, is put on Unilever’s website. For each resolution, proxy appointment forms in 2006 provided PLC shareholders with the option to direct their proxy to vote either for or against the resolution or to abstain. In 2007, proxy appointment forms will replace the abstain option with a vote withhold option. Future PLC proxy forms and voting result announcements will make it clear that a vote withheld is not a vote in law, and will not be counted in the calculation of the proportion of votes for and against the resolution voted on.

Shareholder proposed resolutions
Shareholders of NV may propose resolutions if they individually or together hold 1% of NV’s issued capital in the form of shares or depositary receipts for shares, or if they individually or together hold shares or depositary receipts worth at least €50 million. They must submit these requests at least 60 days before the date of the General Meeting, and the request will be honoured unless, in the opinion of the Boards, it is against a substantive interest of the Company. Shareholders who together represent at least 10% of the issued capital of NV can also requisition Extraordinary General Meetings to deal with specific resolutions.

Shareholders who together hold shares representing at least 5% of the total voting rights of PLC, or 100 shareholders who hold on average £100 each in nominal value of PLC capital, can require PLC to propose a resolution at a General Meeting. PLC shareholders holding in aggregate one-tenth of the issued ordinary shares of PLC are able to convene a general meeting of PLC.

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

A proposal to alter the Articles of Association of NV can only be made by the Board of Directors. Such a proposal requires the prior approval of the meeting of the holders of the special shares. A proposal to alter the Memorandum and Articles of Association of PLC can be made either by the Board of Directors or by shareholders in the manner permitted under the United Kingdom Companies Act 1985. Proposals to alter the provisions in the Articles of Association of NV and PLC relating to the unity of management require the prior approval of meetings of the holders of the NV special shares and the PLC deferred stock. Copies of the Articles of Association of NV and the Memorandum and Articles of Association of PLC can be found on our website.

Right to hold shares
Unilever places no limitations on the right to hold NV and PLC shares.

Foundation Agreements

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

Since the AGMs in 2006, each NV Ordinary share represents the same underlying economic interest in the Unilever Group as each PLC Ordinary share.

We pay ordinary dividends for NV and PLC on the same day. NV and PLC allocate funds for the dividend from their parts of our current profits and free reserves. We pay the same amount on each NV share as on one PLC share calculated at the relevant exchange rate. For interim dividends this exchange rate is the average rate for the quarter before we declare the dividend. For final dividends it is the average rate for the year. In arriving at the equalised amount we include any tax payable by the Company in respect of the dividend, but calculate it before any tax deductible by the Company from the dividend.

The Equalisation Agreement provides that if one company had losses, or was unable to pay its preference dividends, the loss or shortfall would be made up out of:

Unilever Annual Report on Form 20-F 2006	39

Back to Contents

Report of the Directors (continued)

Corporate governance (continued)

•	the current profits of the other company (after it has paid its own preference shareholders);
•	then its own free reserves; and
•	then the free reserves of the other company.

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

Under the Equalisation Agreement, the two companies are permitted to pay different dividends in the following exceptional circumstances:

•	If the average annual sterling/euro exchange rate changed so substantially from one year to the next that to pay equal dividends at the current exchange rates, either NV or PLC would have to pay a dividend that was unreasonable (that is to say, substantially larger or smaller in its own currency than the dividend it paid in the previous year); or

•	The governments of the Netherlands or the United Kingdom could in some circumstances place restrictions on the proportion of a company’s profits which can be paid out as dividends. This could mean that in order to pay equal dividends one company would have to pay out an amount which would breach the limitations in place at the time, or that the other company would have to pay a smaller dividend.

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

If both companies were to go into liquidation, NV and PLC would each use any funds available for shareholders to pay the prior claims of their own preference shareholders. Then they would use any surplus to pay each other’s preference shareholders, if necessary. After these claims had been met, they would pay out any equalisation or dividend reserve to their own shareholders before pooling the remaining surplus. This would be distributed to the ordinary shareholders of both companies on an equal basis. If one company were to go into liquidation, we would apply the same principles as if both had gone into liquidation simultaneously.

In principle, issues of bonus shares and rights offerings can only be made in ordinary shares. Again we would ensure that shareholders of NV and PLC received shares in equal proportions. The subscription price for one new NV share would have to be the same, at the prevailing exchange rate, as the price for one new PLC share. Neither company can issue or reduce capital without the consent of the other.

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

We are advised by counsel that these provisions oblige our Boards to carry out the Equalisation Agreement, unless it is amended or terminated with the required approval of the shareholders of both companies. If the Boards fail to enforce the Agreement, shareholders can compel them to do so under Dutch and United Kingdom law.

A copy of the Equalisation Agreement can be found on our website at www.unilever.com/investorcentre/corpgovernance.

The Deed of Mutual Covenants
The Deed of Mutual Covenants provides that NV and PLC and their respective subsidiary companies shall co-operate in every way for the purpose of maintaining a common operating policy. In addition, they shall exchange all relevant information about their respective businesses – the intention being to create and maintain a common operating platform for the Unilever Group throughout the world. The Deed of Mutual Covenants illustrates some of the information which makes up this common platform, such as the mutual exchange and free use of know-how, patents, trade marks and all other commercially valuable information. The Deed contains provisions which allow the Directors of NV and PLC to take any actions to ensure that the dividend-generating capacity of each of NV and PLC is aligned with the economic interests of their respective shareholders. These provisions also allow assets to be transferred between NV and PLC and their associated companies (as defined in the Deed of Mutual Covenants) to ensure that assets are allocated in the most efficient manner. These arrangements are designed to create a balance between the two parent companies and the funds generated by them, for the benefit of their respective sets of shareholders.

40	Unilever Annual Report on Form 20-F 2006

Back to Contents

Report of the Directors (continued)

Corporate governance (continued)

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

Further information about the calculation of earnings per share, including the calculation on a diluted basis, can be found in note 7 on page 87.

Share capital
NV’s issued share capital on 31 December 2006 was made up of:

•	€274 356 432 split into 1 714 727 700 ordinary shares of €0.16 each;
•	€1 028 568 split into 2 400 ordinary shares numbered 1 to 2 400, known as special shares; and
•	€113 599 014 split into several classes (4%, 6% and 7%) cumulative preference shares (‘financing preference shares’).

The total number of voting rights attached to NV's outstanding shares is shown hereunder:

	Total number of votes	% of issued capital

1 714 727 700 ordinary shares	1 714 727 700	70.53
2 400 special shares	6 428 550	0.26
750 000 4% cumulative
preference shares	200 906 250	8.26
161 060 6% cumulative
preference shares	431 409 276	17.75
29 000 7% cumulative
preference shares	77 678 312	3.20

NV may issue shares not yet issued and grant rights to subscribe for shares only pursuant to a resolution of the General Meeting of Shareholders or of another corporate body designated for such purpose by a resolution of the General Meeting. At the Annual General Meeting held on 8 May 2006 the Board of Directors was designated, in accordance with Articles 96 and 96a of Book 2 of the Netherlands Civil Code, as the corporate body which is authorised until 8 November 2007 to resolve on the issue of – or on the granting of rights to subscribe for – shares not yet issued and to restrict or exclude the statutory pre-emption rights that accrue to shareholders upon issue of shares, on the understanding that this authority is limited to 10% of the issued share capital of the Company, plus an additional 10% of the issued share capital of the Company in connection with or on the occasion of mergers and acquisitions.

At the 2006 AGM the Board of Directors of NV was authorised, in accordance with Article 98 of Book 2 of the Netherlands Civil Code, until 8 November 2007 to cause the Company to buy in its own shares and depositary receipts therefor, within the limits set by law (10% of the issued share capital), either through purchase on a stock exchange or otherwise, at a price, excluding expenses, not lower than the nominal value of the shares and not higher than 10% above the average of the closing price of the shares on Eurolist by Euronext Amsterdam for the five business days before the day on which the purchase is made.

PLC’s issued share capital on 31 December 2006 was made up of:

•	£40 760 420 split into 1 310 156 361 ordinary shares of 3 1/9p each; and
•	£100 000 of deferred stock.

The total number of voting rights attached to PLC’s outstanding shares are shown hereunder:

	Total number of votes	% of issued capital

1 310 156 361 ordinary shares	2 911 458 580	99.76
£100 000 deferred stock	7 142 857	0.24

Article 83 sets out the voting rights of members which are currently one vote for every 1.4p of capital. At the 2007 PLC AGM, a resolution will be proposed to amend Article 83 to state that every member shall have one vote for every 3 1/9p nominal of capital held of whatever class.

The Board of Directors of PLC under sections 80 and 89 United Kingdom Companies Act 1985 may, subject to the passing of the appropriate resolutions at a meeting of shareholders, issue shares within the limits prescribed within the resolutions. At the 2006 AGM the Directors were authorised to issue new shares pursuant to section 80 of that Act, limited to a maximum of £13 450 000 nominal value, and pursuant to section 89 of that Act, to disapply pre-emption rights up to approximately 5% of PLC’s issued ordinary share capital. These authorities are renewed annually.

At the 2006 AGM the Board of Directors of PLC was authorised in accordance with its Articles of Association to make market purchases of its ordinary shares within the limits prescribed within the resolution until the earlier of the 12 months anniversary after the passing of the resolution or the conclusion of the 2007 AGM.

Depositary receipts for NV shares
As at 1 March 2007, the majority (around 75%) of NV’s ordinary shares and around 34% of NV’s 7% cumulative preference shares are held by the Foundation Unilever NV Trust Office (Stichting Administratiekantoor Unilever N.V.), a trust office with a Board independent from Unilever. As part of its corporate objects, the Foundation issues depositary receipts in exchange for these shares. These depositary receipts are listed on Euronext Amsterdam, as are the NV ordinary and 7% preference shares themselves.

Holders of depositary receipts can under all circumstances exchange their depositary receipts for the underlying shares (and vice versa).

Unilever Annual Report on Form 20-F 2006	41

Back to Contents

Report of the Directors (continued)

Corporate governance (continued)

Holders of depositary receipts are entitled to dividends that are paid on the underlying shares held by the Foundation.

Foundation Unilever NV Trust Office’s board
The members of the board are Mr J H Schraven (Chairman), Mr P P de Koning, Prof Dr L Koopmans and Mr A A Olijslager. Their Biographies can be found on the website of the Foundation www.administratiekantoor-unilever.nl.

The Foundation reports periodically, but at least once a year, on its activities.

Voting by holders of depositary receipts
Although the depositary receipts themselves do not formally have voting rights, holders of depositary receipts are in practice equated with shareholders. Holders of depositary receipts can attend NV’s General Meetings, either personally or by proxy, and will then automatically, without limitation and under all circumstances, receive a voting proxy on behalf of the Foundation to vote on the underlying shares.

Holders of depositary receipts not attending a shareholders’ meeting and who participate in the Dutch Shareholders’ Communication Channel can also issue binding voting instructions to the Foundation. The Foundation is obliged to follow these instructions. The same applies to holders of depositary receipts who instruct the Foundation outside the Shareholders Communication Channel.

Voting by the Foundation Unilever NV Trust Office
Shares for which the Foundation has not granted voting proxies or for which it has not received voting instructions are voted on by the Foundation in such a way as it deems to be in the interests of the holders of the depositary receipts. This voting policy is laid down in the Conditions of Administration that apply to the depositary receipts. Both the Articles of Association and the Conditions of Administration can be found on the Foundation’s website.

Specific provisions apply in the event that a meeting of holders of NV 7% cumulative preference shares is convened.

If a change to shareholders’ rights is proposed, the Foundation will let shareholders know if it intends to vote, at least 14 days in advance if possible. It will do this by advertising in the press.

Hitherto the majority of votes cast by ordinary shareholders at NV meetings have been cast by the Foundation. Unilever and the Foundation have a policy of actively encouraging holders of depositary receipts to exercise their voting rights in NV meetings.

Unilever considers the arrangements of the Foundation appropriate and in the interest of NV and its shareholders given the voting rights attached to the financing preference shares and the relatively low attendance of the ordinary shares in its AGMs.

Foundation Unilever NV Trust Office’s shareholding
Foundation NV Trust Office’s shareholding fluctuates daily – its holdings on 1 March 2007 were:

•	NV ordinary shares of €0.16: 1 285 189 970 (74.95%);
•	NV 7% cumulative preference shares of €428.57: 9 790 (33.76%);
•	NV 6% cumulative preference shares of €428.57: 5 (0.00%); and
•	NV 4% cumulative preference shares of €42.86: 23 (0.00%).

Further information on the Foundation, its arrangements and its activities can be found on its website at www.administratiekantoor-unilever.nl.

Margarine Union (1930) Limited: Conversion Rights
The first Viscount Leverhulme was the founder of the company which became PLC. When he died in 1925, he left in his will a large number of PLC shares in various trusts.

When the will trusts were varied in 1983, the interests of the beneficiaries of his will were also preserved. Four classes of special shares were created in Margarine Union (1930) Limited, a subsidiary of PLC. One of these classes can be converted at the end of the year 2038 into 70 875 000 PLC ordinary shares of 3 1/9p each. This currently represents 5.4% of PLC’s issued ordinary capital. These convertible shares replicate the rights which the descendants of the first Viscount would have had under his will. This class of the special shares only has a right to dividends in specified circumstances, and no dividends have yet been paid. PLC guarantees the dividend and conversion rights of the special shares.

Requirements and compliance – general
Unilever is subject to corporate governance requirements in the Netherlands, the UK and as a foreign private issuer in the US. In the following section we report on our compliance with the corporate governance regulations and best practice codes applicable in the Netherlands and the UK and we also describe compliance with corporate governance regulations in the US.

Our governance arrangements are designed and structured to promote and further the interests of our companies and their shareholders. The Boards reserve the right, in cases where they decide such to be conducive to the interests of the companies and the enterprise connected therewith or our shareholders, to depart from that which is set out in the present and previous sections in relation to our corporate governance. Further changes will be reported in future Annual Reports and Accounts and, when necessary, through changes to the relevant documents published on our website. As appropriate, proposals for change will be put to our shareholders for approval.

Further information can be found on our website and in ‘The Governance of Unilever’, the Boards’ own constitutional document. This describes the terms of reference of our Board Committees, including their full responsibilities. It will be kept up to date with changes in our internal constitutional arrangements that our Boards may make from time to time and it is available on our website and upon request.

42	Unilever Annual Report on Form 20-F 2006

Back to Contents

Report of the Directors (continued)

Corporate governance (continued)

Requirements – the Netherlands

General
NV is required to state in its Annual Report and Accounts whether it complies or will comply with the Principles (‘P’) and best practice provisions (‘bpp’) of the Dutch Corporate Governance Code (the Dutch Code) and, if it does not comply, to explain the reasons for this. As will be clear from the preceding description of our governance arrangements, NV complies with almost all of the principles and best practice provisions of the Dutch Code. The text that follows sets out areas of non-compliance, as well as certain statements that the Dutch Code invites us to make to our shareholders that are not included elsewhere in this Annual Report and Accounts.

Board and Committee structures
NV is a multinational company with activities and shareholders located all over the world. It has a one-tier board, consisting of both Executive and, as a majority, Non-Executive Directors. We achieve compliance of our board arrangements with the Dutch Code, which is for the most part based on the customary two-tier structure in the Netherlands, by, as far as is possible and practicable, applying the provisions of the Dutch Code relating to members of a management board to our Executive Directors and the provisions relating to members of a supervisory board to our Non-Executive Directors. Management tasks not capable of delegation are performed by the Board. Reference is made to Ps II and III and corresponding bpps. Reference is also made to the UK Combined Code on Corporate Governance, which is fully tailored to the one-tier board model (see page 34).

Role of the Chairman
The Dutch Code recommends that in a one-tier board the chairman should neither be, nor have been, responsible for the day-to-day conduct of the business (bpp III.8.1) . Before his appointment as Non-Executive Chairman, Antony Burgmans was jointly responsible for the daily operations of NV and PLC. Thus he is not independent from Unilever. He was nominated as Non-Executive Chairman in 2005 because of his thorough knowledge of Unilever and its operations. In addition to his role as Chairman, the Board considered his knowledge of the business to be essential to see through the changes resulting from the structure review. Antony Burgmans will be succeeded by Michael Treschow as an independent Chairman at the AGMs in 2007, subject to his appointment as Non-Executive Director.

As Antony Burgmans was the only Non-Executive Director who is not independent from Unilever, NV complies with bpp. III.2.1 of the Dutch Code.

In addition to the Chairman, the Boards of NV and PLC have a Senior Independent Director who is appointed by the Non-Executive Directors and acts as their spokesperson.

Risk management and control
Reference is made to page 66 where Unilever’s control framework is described. This incorporates risk management, internal control procedures and disclosure controls and procedures. Our procedures cover financial, operational, social, strategic and environmental risks and regulatory matters. They are in line with the latest recommendations of ‘Internal Control – Revised Guidance for Directors on the Combined Code’ published by the Internal Control Working Party of the Institute of Chartered Accountants in England and Wales in October 2005 (‘The Turnbull Guidance’). On pages 9 and 10 we have identified certain specific risks that are areas of focus in 2007. Unilever has designed its internal risk management and control systems to provide reasonable (not absolute) assurance to ensure compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures.

The Board considers that the internal risk management and control systems are appropriate for our business and in compliance with bpp II.1.3.

In bpp II.1.4 the Dutch Code invites our Board to make a statement on our internal risk management and control systems. In its report, published on 20 December 2005, the Corporate Governance Code Monitoring Committee has made recommendations concerning the application of this best practice provision. In accordance with its recommendation and in the light of the above, the Board believes that, as regards financial reporting risks:

•	the risk management and control systems provide reasonable assurance that this Annual Report does not contain any material inaccuracies;
•	the risk management and control systems have worked properly in 2006;
•	there are no indications that the risk management and control systems will not work properly in 2007;
•	no material failings in the risk management and control systems were discovered in the year under review or the current year until the signing of these accounts; and, as regards financial, operational, social, strategic, environmental and regulatory risks; and
•	no material failings in the risk management and control systems were discovered in the year under review.

This statement is not a statement in accordance with the requirements of Section 404 of the US Sarbanes-Oxley Act.

Share options and awards
In line with bpp II.2.2, the awards and grants of shares and options to our Executive Directors are in the material cases subject to performance criteria, as referred to on pages 51 and 52 of the Report of the Remuneration Committee. The exception is the options over 150 NV shares granted each year to our Executive Directors under the all-employee share option plan in the Netherlands, as described on pages 117 and 118. The Directors’ participation in this plan is seen as a stimulus for all employees to participate.

Unilever Annual Report on Form 20-F 2006	43

Back to Contents

Report of the Directors (continued)

Corporate governance (continued)

Retention period of shares
The Dutch Code recommends that shares granted to executive directors without a financial consideration must be retained for a period of at least five years (bpp II.2.3) . In 2001 we introduced a new remuneration policy with shareholder approval which requires our Executive Directors to build and retain a personal shareholding in Unilever equal to at least 150% of their annual base pay. We believe that this is in line with the spirit of the Dutch Code.

Severance pay
It is our policy to set the level of severance payments for Directors to no more than one year’s salary, unless the Board, at the proposal of the Remuneration Committee, finds this manifestly unreasonable given circumstances or unless otherwise dictated by applicable law (bpp II.2.7) .

Regulations for transactions in securities in other
companies
The Dutch Code recommends that a director shall give periodic notice of any changes in his holding of securities in other Dutch listed companies (bpp II.2.6 and bpp III.7.3) . Our Share Dealing Code provides that Directors are required, upon request, to disclose to the compliance officer their holdings and transactions in securities in other listed companies. We believe this requirement constitutes an appropriate arrangement.

Conflicts of interest
In the event of a (potential) conflict of interest, the provisions of the Dutch Code (P II.3 and III.6) are applied. Conflicts of interest are not understood to include transactions and other activities between companies in the Unilever Group.

Financing preference shares
NV issued 4%, 6% and 7% cumulative preference shares between 1927 and 1970. Their voting rights are based on their nominal value, as prescribed by Dutch law. The Dutch Code recommends that the voting rights on such shares should, in any event when they are newly issued, be based on their economic value rather than on their nominal value (bpp IV.1.2) . NV agrees with this principle but cannot unilaterally reduce voting rights of its outstanding shares.

Anti-takeover constructions and control over the company
With reference to bpp IV.3.9, NV has no anti-takeover constructions, in the sense of constructions that are intended solely, or primarily, to block future hostile public offers for its shares. Nor does it have any constructions whose specific purpose is to prevent a bidder, after acquiring 75% of the capital, from appointing or dismissing members of the Board and subsequently altering the Articles of Association. The acquisition through a public offer of a majority of the shares in a company does not under Dutch law preclude in all circumstances the continued right of the board of the company to exercise its powers. The relevant information which NV is required to disclose in accordance with the Decree dated 5 April 2006 to implement Article 10 of Directive 2004/25/EC can be found in this document.

Provision of information
We consider it important to comply with all applicable statutory regulations on the equal treatment of shareholders and provision of information and communication with shareholders and other parties (P IV.2 and P IV.3).

Meetings of analysts and presentations to investors
We have extensive procedures for handling relations with and communicating with shareholders, investors, analysts and the media (see description on page 38). The important presentations and meetings are conducted as far as practicable in accordance with bpp IV.3.1. Due to their large number and overlap in information, some of the less important ones are not announced in advance, made accessible to everyone or put on our website.

Requirements – the United Kingdom
PLC is required, as a company that is incorporated in the United Kingdom and listed on the London Stock Exchange, to state how it has applied the principles and how far it has complied with the provisions set out in Section 1 of the Combined Code issued in 1998, as revised in 2003 (‘the Combined Code’), appended to the United Kingdom Listing Rules.

In the preceding pages we have described how we have applied the Principles and the provisions in the Combined Code. In 2006, Unilever complied with the Combined Code except in the following two areas:

•	Antony Burgmans, who before May 2005 was an Executive Director, is not considered to be independent. The Nomination Committee and the Board nominated him for election as a Non-Executive Director in 2005 because of his thorough knowledge of Unilever and its operations. However, with the appointment of Michael Treschow as Chairman, subject to his appointment as a Non-Executive Director at the AGMs, Unilever will comply with the provision that requires the Chairman to be independent on appointment; and

•	Due to the requirement for Unilever to hold two AGMs for its respective companies on consecutive days, it may not always be possible for all Directors, and possibly the Chairmen of the Audit, Remuneration and Nomination Committees, to be present at both meetings. The Chairman therefore ensures that a majority of Directors attend both meetings and that at least one member of each Committee attends each AGM.

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

44	Unilever Annual Report on Form 20-F 2006

Back to Contents

Report of the Directors (continued)

Corporate governance (continued)

We have complied with the requirements concerning corporate governance that were in force during 2006. Attention is drawn in particular to the remit of the Audit Committee on page 37 and the Report of the Audit Committee on page 63.

Actions already taken to ensure compliance that are not specifically disclosed elsewhere or otherwise clear from reading this document include:

•	the issuance of a Code of Ethics for senior financial officers;
•	the issuance of instructions restricting the employment of former employees of the audit firm; and
•	the establishment of a policy on reporting requirements under the US Securities and Exchange Commission (SEC) relating to the standards of professional conduct for US attorneys.

In each of these cases, existing practices were revised and/or documented in such a way as to conform to the new requirements.

The Code of Ethics applies to the senior executive, financial and accounting officers and comprises the standards prescribed by the SEC, and a copy has been posted on our website at www.unilever.com/investorcentre/corpgovernance.

The Code of Ethics comprises an extract of the relevant provisions of Unilever’s Code of Business Principles and the more detailed rules of conduct that implement it. The only amendment to these pre-existing provisions and rules that was made in preparing the Code of Ethics was made at the request of the Audit Committee and consisted of a strengthening of the explicit requirement to keep proper accounting records. No waiver from any provision of the Code of Ethics was granted to any of the persons falling within the scope of the SEC requirement in 2006.

We are required by US securities laws and the Listing Standards of the New York Stock Exchange to have an Audit Committee that satisfies Rule 10A-3 under the Exchange Act and the Listing Standards of the New York Stock Exchange (NYSE). We are fully compliant with these requirements. We are also required to disclose any significant ways in which our corporate governance practices differ from those typically followed by US companies listed on the NYSE. In addition to the information we have given you in this document about our corporate governance arrangements, further details are provided in ‘The Governance of Unilever’, which is on our website at www.unilever.com/investorcentre/corpgovernance.

We are fully compliant with the Listing Standards of the New York Stock Exchange applicable to foreign private issuers. Our corporate governance practices do not significantly differ from those followed by US companies listed on the New York Stock Exchange.

We would also confirm that it is our practice, in accordance with our home country laws and practices, to give our shareholders the opportunity to vote on equity compensation plans.

Unilever Annual Report on Form 20-F 2006	45

Back to Contents

Report of the Directors (continued)

Corporate governance Biographical details

Executive Directors

Patrick Cescau
Group Chief Executive
Nationality: French. Aged 58. Group Chief Executive since April 2005. Joined Unilever 1973. Appointed Director 4 May 1999. Previous posts include: Chairman, Unilever PLC and Vice-Chairman, Unilever N.V. 2004-2005. Foods Director 2001. Financial Director 1999. Controller and Deputy Financial Director 1998-1999. President, Lipton USA 1997-1998. President and CEO, Van den Bergh Foods USA 1995-1997. Chairman, Indonesia 1991-1995. External appointments include: Non-Executive Director, Pearson plc and Conseiller du Commerce Extérieur de la France in the Netherlands.

Kees van der Graaf
President Europe
Nationality: Dutch. Aged 56. President Europe since April 2005. Joined Unilever 1976. Appointed Director 12 May 2004. Previous posts include: Foods Director 2004, Business Group President, Ice Cream and Frozen Foods 2001. Executive Vice-President, Foods and Beverages Europe 1998. Senior Vice-President, Global Ice Cream category 1995. External appointments include: Board member, ECR (Efficient Consumer Response) and Member, IAB (International Advisory Board of the City of Rotterdam). Member, Supervisory Boards of ANWB Club (Algemene Nederlandse Wielrijdersbond) and ANWB B.V.

Ralph Kugler1
President Home and personal care
Nationality: British. Aged 51. President Home and Personal Care since 1 April 2005. Joined Unilever 1979. Appointed Director 11 May 2005. Previous posts include: President Home and Personal Care Europe 2001. Business Group President, Latin America 1999. Chairman, Unilever Thai Holdings 1995. Chairman, Unilever Malaysia 1992. External appointments include: Non-Executive Director, InterContinental Hotels Group PLC.

Rudy Markham
Chief Financial Officer
Nationality: British. Aged 61. Chief Financial Officer since April 2005. Joined Unilever 1968. Appointed Director 6 May 1998. Previous posts include: Financial Director 2000. Strategy & Technology Director 1998. Business Group President, North East Asia 1996-1998. Chairman, Nippon Lever Japan 1992-1996. Chairman, Unilever Australasia 1989-1992. Group Treasurer 1986-1989. External appointments include: Non-Executive Director, Standard Chartered PLC and Legal & General Group Plc.

Non-Executive Directors

Antony Burgmans1,2
Chairman
Nationality: Dutch. Aged 60. Appointed 2005. Joined Unilever 1972. Appointed Director 8 May 1991. Previous posts include: Chairman, Unilever N.V. and Vice-Chairman, Unilever PLC 1999-2005. Vice-Chairman, Unilever N.V. 1998. Business Group President, Ice Cream and Frozen Foods – Europe and Chairman, Unilever Europe Committee 1996-1998. Responsible for South European Foods business 1994-1996. Personal Products Co-ordinator 1991-1994. External appointments include: Member, Supervisory Board of Akzo Nobel N.V. and Non-Executive Director, BP p.l.c.

The Rt Hon The Lord Brittan of Spennithorne QC, DL1
Nationality: British. Aged 67. Appointed 2000. Vice-Chairman, UBS Investment Bank and Chairman, UBS Limited. Member, International Advisory Committee of Total. Member, European Commission and Vice-President 1989-1999. Member, UK Government 1979-1986. Home Secretary 1983-1985 and Secretary of State for Trade and Industry 1985-1986.

The Rt Hon The Baroness Chalker of Wallasey3
Nationality: British. Aged 64. Appointed 1998. Non-Executive Director, Group 5 (Pty) Ltd. and Equator Energy Limited. Member, International Advisory Board of Lafarge S.A. and Merchant Bridge & Co Ltd. UK Minister of State at the Foreign and Commonwealth Office 1986-1997.

Professor Wim Dik1,7
Nationality: Dutch. Aged 68. Appointed 2001. Professor at Delft University of Technology. Chairman, Supervisory Boards of Tele Atlas N.V., Zesko Holding B.V. and N.V. Casema. Non-Executive Director, Aviva plc and LogicaCMG plc. Chairman and CEO, Koninklijke PTT Nederland (KPN) 1988-1998 and Koninklijke KPN N.V. (Royal Dutch Telecom) 1998-2000. Minister for Foreign Trade, Netherlands 1981-1982.

Charles Golden7
Nationality: American. Aged 60. Appointed 2006. Executive Vice-President, Chief Financial Officer and Director, Eli Lilly and Company 1996-2006. Non-Executive Director, Clarian Health Partners, Hillenbrand Industries, Inc. and Eaton Corporation. Member of Finance Committee, Indianapolis Museum of Art.

Byron Grote7
Nationality: American/British. Aged 59. Appointed 2006. Chief Financial Officer, BP p.l.c. Member of Advisory Council, Cornell University Johnson Graduate School of Management.

The Lord Simon of Highbury CBE4,5,6,
Vice-Chairman
Nationality: British. Aged 67. Appointed 2000. Non-Executive Director, Suez Group. Senior Advisor, Morgan Stanley International. UK Government Minister 1997-1999. Group Chief Executive, BP p.l.c. 1992-1995 and Chairman 1995-1997.

Jean-Cyril Spinetta2,9
Nationality: French. Aged 63. Appointed 2006. Chairman and CEO of Air France – KLM S.A. Director, Saint-Gobain and Alitalia S.p.A 2002-2006. Permanent representative of Air France on Board of Directors of Le Monde Enterprises S.A.

Kees Storm8
Nationality: Dutch. Aged 64. Appointed 2006. Chairman Executive Board AEGON N.V. 1993-2002. Chairman Supervisory Board KLM Royal Dutch Airlines N.V. Board member and Chairman of Audit Committee, InBev S.A. Board member and Audit Committee member, Baxter International Inc. Member, Supervisory Board, Pon Holdings B.V. Member, Supervisory Board, AEGON N.V.

Jeroen van der Veer2,9
Nationality: Dutch. Aged 59. Appointed 2002. Chief Executive Royal Dutch Shell plc. Former Member, Supervisory Board of De Nederlandsche Bank 2000-2004.

1	Member Corporate Responsibility and Reputation Committee
2	Member Nomination Committee
3	Chairman Corporate Responsibility and Reputation Committee
4	Chairman Nomination Committee
5	Chairman Remuneration Committee

6	Senior Independent Director
7	Member Audit Committee
8	Chairman Audit Committee
9	Member Remuneration Committee

46	Unilever Annual Report on Form 20-F 2006

Back to Contents

Report of the Directors (continued)

Corporate governance Biographical details (continued)

Unilever Executive (UEx)*

Patrick Cescau
Group Chief Executive
(see previous details on page 46)

Vindi Banga
President Foods
Nationality: Indian. Aged 52. Appointed President Foods April 2005.
Joined Unilever 1977. Previous posts include: Business Group President
Home and Personal Care Asia 2004 in addition to Non-Executive
Chairman, Hindustan Lever 2004-2005. Chairman and Managing
Director Hindustan Lever 2000-2004.

Kees van der Graaf
President Europe
(see previous details on page 46)

Ralph Kugler
President Home and Personal Care
(see previous details on page 46)

Harish Manwani
President Asia Africa
Nationality: Indian. Aged 53. Appointed President Asia Africa April
2005. Joined Unilever 1976. He is also Non-Executive Chairman,
Hindustan Lever. Previous posts include: Business Group President,
Home and Personal Care, North America 2004. Business Group
President, Home and Personal Care, Latin America 2001 and Senior
Vice President, Hair Care and Oral Care 2000.
Rudy Markham
Chief Financial Officer
(see previous details on page 46)

Sandy Ogg
Chief Human Resources Officer
Nationality: American. Aged 53. Appointed Chief HR Officer April
2005. Joined Unilever 2003. Previous posts include: SVP Human
Resources, Foods 2003. Prior to joining Unilever he worked for
Motorola in Change Management/Organisation Effectiveness to
assist in the transformation of all Communications businesses.

John Rice**
President The Americas
Nationality: American. Aged 55. Appointed President The Americas
April 2005. Joined Unilever 1981. Previous posts include: Business
Group President, Unilever Foods, North America 2002 and Unilever
Bestfoods Latin America 2000.

*	UEx members are treated as executive officers and senior management for US purposes and key management personnel for IFRS purposes. Although Unilever intends to offer revised service agreements to members of UEx, the agreements are currently under negotiation with these individuals. All members of the UEx have existing agreements with varying terms, however, all agreements include a notice period of twelve months. Details of the remuneration paid and share awards are shown in aggregate in note 31 on page 122
.
**	Unilever announced on 19 December 2006 that John Rice had decided to retire from Unilever in March 2007. He will be replaced on the Unilever Executive Team and as President, The Americas by Michael Polk. Michael is currently Group Vice President and President Unilever United States. Michael joined Unilever in 2003 after 16 years at Kraft.

Unilever Annual Report on Form 20-F 2006	47

Back to Contents

Report of the Directors (continued)

Report of the Nomination Committee

Composition
During 2006 the Nomination Committee comprised three Independent Non-Executive Directors and the Chairman of Unilever. David Simon chaired the Committee from 9 May 2006, taking over from Bertrand Collomb. Other members in 2006 were Jean-Cyril Spinetta, as from 9 May 2006, and Jeroen van der Veer and Antony Burgmans. The Joint Secretaries act as secretaries to the Committee.

The Boards are of the view that it is appropriate that the Chairman is included as a member of the Committee on the express condition that he does not participate in any discussion of his own position.

Remit
The Committee recommends to the Boards candidates for the positions of Executive and Non-Executive Director, Chairman, Vice-Chairman and Senior Independent Director. The Committee is concerned with succession planning within the Boards. The Committee also has responsibility for oversight of all matters relating to corporate governance and brings any issues to the attention of the Boards. The Committee uses the services of recruitment consultants and other external experts. The Boards conduct a process of evaluation of their own performance each year. This includes a review of each Board Committee’s performance.

The remit of the Committee and the information used by it for succession planning are available on our website www.unilever.com/investorcentre/corpgovernance. Also on the website are the procedures for evaluation of the Boards and individual Directors. The results of the evaluations are provided to the Committee when it discusses the nominations for election as Directors, who offer themselves for re-election every year.

In nominating Directors to the Boards, the Committee follows an agreed Board Profile of potential Non-Executive Directors, which takes into account the roles of Non-Executive Directors set out in the Dutch Corporate Governance Code and the UK Combined Code. Under the terms of the Governance of Unilever the Boards should comprise a majority of Non-Executive Directors and the Profile provides that three of these have strong financial experience, and staff the Audit Committee. To represent Unilever’s areas of interest, the Profile also indicates there should be a strong representation from Developing and Emerging markets as well as from Europe and North America. Non-Executives should be independent of Unilever and free from any conflicts of interest. The Profile looks at diversity in terms of nationality, race, gender and relevant expertise and directs that, wherever possible, the Boards should reflect Unilever’s consumer base. For more details see www.unilever.com/investorcentre/corpgovernance.

Meetings of the Committee
The Committee met six times in 2006. All but one meeting were fully attended. The Committee proposed the nomination of all Directors offering themselves for re-election at the AGMs in 2006. In 2006, the Committee also proposed the nomination of four new Non-Executive Directors.

These were Charles Golden, Byron Grote, Kees Storm and Jean-Cyril Spinetta. They were chosen specifically for their financial and general business expertise. The first three are members of the Audit Committee, with Kees Storm in the chair. Jean-Cyril Spinetta is a member of the Nomination Committee and the Remuneration Committee.

During the year the Committee conducted the search for a new Chairman to succeed Antony Burgmans, who retires at the 2007 AGMs. The Committee followed a thorough process supported by an independent consultant. The process resulted in the Committee’s recommendation to the Boards to nominate Michael Treschow as Antony Burgmans’ successor. The Committee is pleased to have identified an excellent candidate, who fully meets the criteria set for the Chairman’s role. Upon appointment Michael Treschow will be the first independent non-executive Chairman of Unilever.

The Committee has initiated the search process aimed at identifying candidates for the role of Chief Financial Officer, following the retirement of Rudy Markham at the 2007 AGMs. For this purpose an outside executive search firm has been engaged.

Also with the support of independent consultants the Committee continued its search for new Non-Executive Directors to strengthen the Boards’ knowledge in IT and science as well as to increase representation from the D&E markets and enhance diversity of both background and expertise.

The nominations of Genevieve Berger, Hixonia Nyasulu and Narayana Murthy are the result of this search. The Committee is of the view that they, if appointed, would be a very valuable addition to the Boards’ composition.

The Committee commissioned an outside consultant to support it in carrying out the 2006 evaluation of the Boards, the Chairman, the individual Directors and the Board Committees. The results of this evaluation have been presented to and discussed by the Boards. The overall conclusion is that Boards and Board Committee performance is in line with that of its peer group.

David Simon Chairman of the Nomination Committee
Antony Burgmans
Jean-Cyril Spinetta
Jeroen van der Veer

48	Unilever Annual Report on Form 20-F 2006

Back to Contents

Report of the Directors (continued)

Report of the Remuneration Committee

During 2006 the Committee has reviewed the remuneration policy and practice of the past few years, and on the basis of this experience has decided to prioritise five strategic principles to serve as the platform for Unilever’s approach to remuneration. This strategy is not only for our Executive Directors but for all Unilever’s leadership levels. These principles, which improve the structure of our existing remuneration framework as explained in greater detail in the following pages, are that pay should be:

•	robustly linked to performance;
•	aligned with strategic priorities;
•	aligned with shareholders’ interests;
•	market competitive; and
•	finally, easy to understand and communicate.

Our overriding objective is to ensure that Unilever recruits and retains the best performers and then optimises the return on investment from the reward system for Unilever’s leadership group. It is also our aim to manage the differing elements of total remuneration in a fully integrated manner.

The five principles will from 2007 provide the foundation of some important changes to executive remuneration that we are proposing for the level and structure of Unilever incentive plans. Our proposals have been the subject of consultation with our major shareholders and their representatives. In summary, these changes enhance variable rewards relative to fixed pay and simplify the share-based incentives.

The details of the proposed changes to Unilever’s long-term incentive arrangements are described in the Notices to Shareholders for the 2007 AGMs.

In short, we believe that we have developed an approach which incorporates the right mix and level of incentives for our leadership team which also aligns with shareholders’ interests. It would also be more understandable and simpler to communicate to our staff.

The year 2006 showed a continuing improvement in top-line growth, whilst trading contribution was proximate to but slightly below the targets we had set.

To remain competitive the base salaries for the Unilever Executive team were increased by an average of 3.9% from the beginning of 2006. Based on the performance over 2006 the annual incentive awards were on average 52% of base salary across the Unilever Executive team. However, in industry ranked terms we are not yet in a payout position for the TSR Long-Term Incentive Plan.

In 2007, we are strengthening the linkage between business performance and executive rewards.

We hope to see continued improvement in business results in 2007, with the leadership team appropriately rewarded commensurate with these improved results.

David Simon Chairman of the Remuneration Committee
Jean-Cyril Spinetta
Jeroen van der Veer

Definition of auditable part of the report of the Remuneration Committee
In compliance with the UK Directors’ Remuneration Report Regulation 2002, and under Title 9, Book 2 of the Civil Code in the Netherlands, the auditable part of the report of the Remuneration Committee comprises the ‘Aggregate remuneration for Executive Directors’ on page 55, the ‘Remuneration for individual Executive Directors’ on page 55, the ‘Executive Directors’ Global Performance Share Plan’ on page 56, the ‘Executive Directors’ conditional share awards under the TSR Long-Term Incentive Plan’ on page 56, the ‘Executive Directors’ Share Matching Plan’ on page 57, ‘Executive Directors’ share options’ on page 58, ‘Executive Directors’ pensions’ on page 59, ‘Executive Directors’ interests – share capital’ on page 60, ‘Non-Executive Directors’ remuneration on page 61 and ‘Non-Executive Directors’ interests – share capital’ on page 62.

Unilever Annual Report on Form 20-F 2006	49

Back to Contents

Report of the Directors (continued)

Report of the Remuneration Committee (continued)

Unilever reward policy table 2006

Indicative levels at face
Element	Payment vehicle	value as % of base pay	Plan objectives/Key drivers	Performance measures

Short-term (one year)

Base salary	Cash	Market competitive	Attraction and retention of	Individual performance
key executives

Annual incentive	Cash (75%) Shares (25%)	Executive Director: 60% on target (range of 0% – 100%) Group Chief Executive: 90% on target (range of 0% – 150%)	Delivery of trading contribution (Unilever’s primary internal measure of economic value added – see page 51) and top-line growth targets Individual responsibility for key Unilever business objectives

Trading contribution (Executive Director: 40%, Group Chief Executive: 50%)

Underlying sales growth (Executive Director: 40%, Group Chief Executive: 50%)

Individual contribution to Unilever business strategy (Executive Director: 20%, Group Chief Executive: 50%)

Long-term (three years)

Global Performance Share Plan	Shares	Grant level: around 25% Vesting level: 0% – 200% of grant	Ungeared Free Cash Flow as the basic driver of Unilever shareholder returns Top-line growth as essential to Unilever’s long-term value creation	Ungeared Free Cash Flow (50%) Underlying sales growth (50%)

TSR Long-Term Incentive Plan	Shares	Grant level: around 60% Vesting level: 0% – 200% of grant	Shareholder return at upper half of peer group with 20 other companies	Relative total shareholder return

Share Matching Plan	Shares	25% of annual incentive earned in return for the deferral of 25% of bonus earned	Alignment with shareholders’ interests

A significant proportion of the Executive Directors’ total reward is linked to a number of key measures of Group performance to create alignment with the strategy and business priorities.

Depending on the level of performance the variable component could vary between 0% and around 70% of the total reward package (excluding pensions).

Unilever’s reward policy is benchmarked regularly against arrangements of other global companies based in Europe. This ensures that Executive Directors’ reward levels remain competitive. An internal comparison is made with the reward arrangements for other senior executives within Unilever to support consistent application of Unilever’s executive reward policies.

In setting targets for the performance measures, the Committee is guided by what needs to happen to drive underlying performance. This is reflected in both the short-term and long-term performance targets.

50	Unilever Annual Report on Form 20-F 2006

Back to Contents

Report of the Directors (continued)

Report of the Remuneration Committee (continued)

Base salary
The Remuneration Committee reviews base salary levels annually, taking into account external benchmarks in the context of Group and individual performance.

Annual incentive
The annual incentive arrangement rewards Executive Directors for the delivery of trading contribution (Unilever’s primary internal measure of economic value added) and top-line growth targets, as well as for their individual contribution to Unilever’s business strategy.

In 2006, the Group Chief Executive had a maximum opportunity of 150% of base salary. The maximum level is only payable in the case of exceptional performance. The opportunity for other Executive Directors in 2006 was between 0% and 100%.

The performance criteria for the annual incentive are:

•	Trading contribution: Unilever’s primary internal measure of economic value added. It is calculated from Trading Result after a deduction for tax and a charge for asset use. (Trading result is the internal management measure of profit that is the most consistent with operating profit). Increases in trading contribution reflect the combined impact of top-line growth, margin improvement and capital efficiency gains. It is well aligned with our objective of a progressive improvement in return on invested capital and with shareholder value creation;
•	Underlying sales growth: focus on the organic growth of Unilever’s turnover; and
•	Individual business targets: tailored to each individual’s responsibilities to deliver certain business objectives supporting the strategy. Individual contribution is assessed against robustly set measures and targets to ensure both objectivity and ‘stretch’.

Achievement of targets is measured at the end of the year and the payment takes place the following March. Part of the annual incentive (25%) is delivered to the Executive Directors in the form of shares in NV and PLC, which are matched by a conditional award of ‘matching shares’, as further described under the section on long-term incentives below.

Long-term incentives
The long-term incentives for Executive Directors in 2006 consist of three elements, all of which are delivered in shares:

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

The performance measures for vesting are underlying sales growth (for 50% of the award) and ungeared free cash flow (for 50% of the award). These are key performance measures in Unilever’s external reporting. Underlying sales growth focuses on the organic growth of Unilever’s turnover. Ungeared free cash flow expresses the translation of profit into cash and thus longer-term economic value.

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

The level of conditional annual award in 2006 is as follows:

•	Group Chief Executive: Shares in NV and PLC to the combined value of €800 000; and
•	Other Executive Directors: Shares in NV and PLC to the combined value of €500 000.

Vesting is subject to Unilever’s relative TSR performance. TSR measures the returns received by a shareholder, capturing both the increase in share price and the value of dividend income (assuming dividends are reinvested). Unilever’s TSR performance is compared with a peer group of competitors over a three-year performance period. The TSR results are compared on a single reference currency basis.

No shares will vest if Unilever is ranked below position 11 of the TSR ranking table over the three-year period. Between 25% and 200% of the shares will vest if Unilever is ranked in the top half of the table as shown below:

Vested award
% of original conditional
TSR peer group ranking	award that will vest

12th to 21st	0%
10th or 11th	25%
8th or 9th	50%
5th to 7th	100%
3rd or 4th	150%
1st or 2nd	200%

Unilever Annual Report on Form 20-F 2006	51

Back to Contents

Report of the Directors (continued)

Report of the Remuneration Committee (continued)

Peer group:
Avon	Kraft
Beiersdorf	Lion
Cadbury Schweppes	L’Oréal
Clorox	Nestlé
Coca-Cola	Orkla
Colgate	Pepsico
Danone	Procter & Gamble
Heinz	Reckitt Benckiser
Kao	Sara Lee
Kimberly-Clark	Shiseido

Share Matching Plan (linked to the annual incentive) The Share Matching Plan enhances the alignment with shareholders’ interests and supports the retention of key executives. In addition, the necessity to hold the shares for a minimum period of three years supports the shareholding requirements set out on page 51.

The Executive Directors receive 25% of their annual incentive in the form of NV and PLC shares. These are matched with an equivalent number of matching shares. The matching shares will vest after three years provided that the underlying shares have been retained during this period and the Executive Director has not resigned or been dismissed.

The Remuneration Committee considers that there is no need for further performance conditions on the vesting of the matching shares because the number of shares is directly linked to the annual incentive (which is itself subject to demanding performance conditions). In addition, during the three-year vesting period the share price of NV and PLC will be influenced by the performance of Unilever. This, in turn, will affect the ultimate value of the matching shares on vesting.

Executive Directors’ pensions
The Remuneration Committee has decided that from 2007 new Executive Directors will be members of the all-employee pension arrangement of their home country. Executive Directors appointed prior to 2007 have a defined benefit pension of two-thirds of final salary payable at retirement from age 60. Annual incentive is not pensionable except for Executive Directors appointed prior to the change of policy for Executive Directors in 2005 for whom annual incentive is pensionable up to a maximum of 20% of base salary.

Other benefits and allowances
Executive Directors enjoy similar benefits to many other employees of Unilever. For example, like other employees, Executive Directors are able to participate in the UK Employee ShareSave Plan, the UK Share Incentive Plan (‘ShareBuy’) and the All Employee Option Plan in the Netherlands.

Some of the Executive Directors serve as a non-executive on the Board of another company. Unilever requires that all remuneration and fees earned from outside directorships are paid directly to Unilever.

Future developments
Changes will be proposed for the structure and level of the Unilever incentive plans. In summary these changes enhance variable awards relative to fixed pay and simplify the share-based incentives.

Details of the proposed changes to Unilever’s long-term incentive arrangements are described in the notice to shareholders for the 2007 AGMs.

The Remuneration Committee intends to continue monitoring trends and changes in the market. It keeps a watching brief on the continuing alignment between Unilever’s strategic objectives and the reward policy for Executive Directors.

Commentary on Executive Directors’ Remuneration paid in 2006
The tables on pages 55 to 60 give details of the specific elements of Executive Directors’ reward packages in 2006.

Base salary
In 2006, base salary levels were benchmarked against those paid in other major global companies based in Europe, excluding companies in the financial sector. The increases for 2006 reflect the change in market levels as well as individual and Group performance. The 2006 annual base salary levels for the Executive Directors are set out below:

Based in the UK
Patrick Cescau	£ 972 500

Ralph Kugler	£ 587 500

Rudy Markham	£ 664 500

Based in the Netherlands
Kees van der Graaf	€798 000

Annual incentive
The annual incentive awards for 2006 were subject to achievement of underlying sales growth and trading contribution targets in combination with individual key strategic business targets. The Committee measured the results against the targets set and determined the annual incentive amounts for 2006.

Long-term incentive arrangements

•	Global Performance Share Plan
The performance period of the first award ends on 31 December 2007 and therefore no award vested in 2006.The second award was made in 2006 for the performance period 2006-2008.

•	TSR Plan
The conditional shares awarded in 2003 lapsed in 2006 because the vesting was based on the TSR performance of Unilever (when ranked against its defined peer group with competitors) over the three-year performance period which ended 31 December 2005. For this period, Unilever was ranked 14 in this peer group and therefore no vesting occurred for this award in March 2006 and the shares lapsed.

52	Unilever Annual Report on Form 20-F 2006

Back to Contents

Report of the Directors (continued)

Report of the Remuneration Committee (continued)

•	Share Matching Plan
The matching shares originally granted in 2003 on a conditional basis vested in 2006, subject to fulfilment of the retention conditions.

•	Executive Share Options
The grants of executive share options made in 2003 became exercisable as from 2006. As the 2003 grant was based on Unilever’s EPS performance, the options at vesting were subject to no further conditions.

Pensions
The Netherlands all-employee pension plan benefit basis was changed from final salary to career average earnings at 31 December 2006. This had a small impact on the accrued pension of the Netherlands-based Executive Director.

During 2006, in line with the treatment adopted for other UK-based employees, individual contributions paid by Executive Directors in the UK are now paid through a salary sacrifice arrangement.

Non-Executive Directors
The Non-Executive Directors receive fees from both NV and PLC. No other remuneration is given in respect of their Non-Executive duties from either NV or PLC, such as annual incentives, share-based incentives or pension benefits.

The level of their fees reflects their commitment and contribution to the companies. The levels were increased in 2006 as a market analysis against Unilever’s peers showed that Unilever had fallen behind in this area. The Remuneration Committee believes that the levels outlined below are fair in the light of the responsibilities carried out by Non-Executive Directors and in view of the need to attract and retain Non-Executive Directors of the appropriate calibre and standing.

The current fee levels are set out below:

Non-Executive Role	Fees payable by PLC	Fees payable by NV

Chairman	£175 000	€255 000

Senior Independent Director	£45 000	€65 000

Chairman of Audit Committee	£38 000	€55 000

Board Committee Chairman	£35 000	€50 000

Other Non-Executive Directors	£31 000	€45 000

An additional £5 000 per meeting will be paid to Non-Executive Directors who have to travel to meetings from outside Europe.

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

Five-Year Historical TSR Performance

Growth in the value of a hypothetical £100 holding over five years FTSE 100 comparison based on 30 trading day average values

Growth in the value of a hypothetical investment over five years AEX comparison based on 30 day average values

Unilever Annual Report on Form 20-F 2006	53

Back to Contents

Report of the Directors (continued)

Report of the Remuneration Committee (continued)

Remuneration committee

Role and responsibilities
The Committee is responsible for making proposals to the Boards on the reward policy for Executive Directors. It is also responsible for setting individual reward packages for Executive Directors and for monitoring and approving all share-based incentive arrangements. The Committee meets at least three times a year and, during 2006, it met on six occasions.

Structure and role
Bertrand Collomb stepped down as Chairman of the Committee at the AGM 2006. At the same time David Simon became the new Chairman of the Committee and Jean-Cyril Spinetta joined as member of the Committee. The other Non-Executive Director of the Committee is Jeroen van der Veer.

Advice and assistance
The Committee does not formally retain remuneration consultants. It seeks professional advice from external advisers as and when required. During 2006, the Committee sought advice from Towers Perrin (an independent firm of human resources specialists) on market data, reward trends and performance-related pay. Towers Perrin also provides general consultancy advice to Unilever group companies on employee rewards, pension, communications and other human resource matters.

The Group Chief Executive can be invited to attend Committee meetings to provide his own insights to the Committee on business objectives and the individual performance of his direct reports. Naturally, he does not attend when his own remuneration is being discussed.

The Non-Executive Chairman can, in his role as Chairman of the Board, also attend the meetings.

54	Unilever Annual Report on Form 20-F 2006

Back to Contents

Report of the Directors (continued)

Report of the Remuneration Committee (continued)

The following section contains detailed information on the Executive Directors’ annual remuneration, long-term incentives, pension benefits and share interests in respect of 2006.

Aggregate remuneration for Executive Directors
The following table gives details of the aggregate remuneration (including value of the vesting of matching shares and exercise of options) as a group.

	€ ’000	€ ’000
	2006	2005

Annual emoluments
Base salary	4 061	5 219

Allowances and other payments:
Allowances	178	255
Other payments(a)	735	2 586

Benefits	111	264

Performance-related payments (annual incentive)	2 409	2 752

Sub-total of annual emoluments	7 494	11 076

Other income arising from vesting/exercise of long-term incentives(b)
Gains on exercise of share options	427	10

Vesting of matching shares	566	1 149

Vesting of TSR Long-Term Incentive Plans	–	–

Total of annual emoluments and other income arising from long-term incentives	8 487	12 235

(a)	Other payments include payments to Antony Burgmans and André van Heemstra following contractual obligations.
(b)	Includes the gains realised in 2006 following the exercise of share options granted in earlier years and the value of matching shares vested in 2006. No value is attributed to TSR Long-Term Incentive Plan as the shares which were conditionally granted in 2003 did not vest and lapsed in 2006.

Remuneration for individual Executive Directors
The following table gives details of the remuneration received in 2006 (including the value of vested share match and options exercised at the end of the exercise period) by each Executive Director individually.

										Other income arising from
										long-term incentives and
	Annual Emoluments 2006									exercise of options in 2006

		Allowances												Grand	Grand
	Base	and other						Total	Total	Option		Share		total	total
	salary	payments	(a)	Benefits	(b)	Bonus	(c)	2006	2005	gains		match	TSR/LTIP	2006	2005
Name and Base Country	€ ’000	€ ’000		€ ’000		€ ’000		€ ’000	€ ’000	€ ’000		€ ’000	€ ’000	€ ’000	€ 000

Patrick Cescau (UK)(d)	1 426	109		51		1 141		2 727	2 544	–		213	–	2 940	2 742

Kees van der Graaf (NL)	798	14		23		367		1 202	1 119	–		85	–	1 287	1 173

Ralph Kugler (UK)	862	27		10		414		1 313	817	–		101	–	1 414	827

Rudy Markham (UK)	975	28		27		487		1 517	1 425	427	(e)	167	–	2 111	1 610

Following notice period payments made to former Executive Directors:

Antony Burgmans ( NL) Jan – May		674						674						674

André van Heemstra (NL) January		61						61						61

(a)	Include: allowance in lieu of company car; blind trust fees compensation; compensation for loss of net income because part of the salary had to be paid in the Netherlands; entertaining allowance; allowance for cost on chauffeur driven cars and employers cost for the all-employee savings plan in the Netherlands. All allowances are taxable in the country of residence apart from the entertaining allowance which is currently tax free in the Netherlands. Also includes payments to Antony Burgmans and André van Heemstra following contractual obligations.
(b)	Include: benefits for company car; medical insurance; private use chauffeur driven cars; and housing (for business use) instead of hotel. Included are benefits that are taxable in the country of residence. In addition, Unilever provides support to Executive Directors in relation to spouse’s travel expenses when travelling together on company business. This amount is capped at 5% of base salary and for 2006 totalled €206 083 (including related taxes payable).
(c)	Bonus of the year 2006. Include: the value of both the cash element and the element paid in shares of Unilever N.V. and PLC. In addition to the element of the bonus paid in shares each Executive Director is awarded, on a conditional basis, an equivalent number of matching shares.
(d)	Group Chief Executive.
(e)	All shares under option purchased and retained.

Figures have been translated into euros using the following exchange rate: €1 = £0.6818 (2005: €1 = £0.6837)

Unilever Annual Report on Form 20-F 2006	55

Back to Contents

Report of the Directors (continued)

Report of the Remuneration Committee (continued)

Executive Directors’ Global Performance Share Plan
The following conditional shares were outstanding, awarded or vested during 2006 under the Global Performance Share Plan:

								Balance of
		Balance of conditional		Conditional grant made 21 March 2006				conditional shares at
		shares at 1 January 2006		(Performance period 2006 to 2008			(b)	31 December 2006

	Share type	No. of shares	(a)	No. of shares	(a)	Price at award	(a)	No. of shares

Patrick Cescau	NV	9 000		9 000		€19.10		18 000
	PLC	9 000		9 000		1 301.11	p	18 000

Kees van der Graaf	NV	6 000		6 000		€19.10		12 000
	PLC	6 075		6 075		1 301.11	p	12 150

Ralph Kugler	NV	6 000		6 000		€19.10		12 000
	PLC	6 075		6 075		1 301.11	p	12 150

Rudy Markham	NV	6 000		6 000		€19.10		12 000
	PLC	6 075		6 075		1 301.11	p	12 150

(a)	Number of shares and share prices have been recalculated following the share split and consolidation.
(b)	Each award of performance shares is conditional and vests subject to certain conditions three years after the date of the award. The 2006 awards are subject to the performance period 1 January 2006 to 31 December 2008.

Executive Directors’ conditional share awards under the TSR Long-Term Incentive Plan
Conditional rights to ordinary shares in NV and PLC were outstanding, granted or vested/lapsed in 2006 as shown in the table below:

		Balance of									Balance of
		conditional		Conditional award				Conditional awards			conditional
		shares		made 21 March 2006				lapsed 25 March 2006			shares at
		at 1 January		(Performance period				(Performance period			31 December
		2006		2006 to 2008			)(a)		2003 to 2005	)(b)	2006

									Original
	Share	No. of		No. of		Price at		No. of	price		No. of
	type	shares	(c)	shares	(c)	award	(c)	shares (c)	at award)	(c)	shares

Patrick Cescau	NV	51 144		20 943		€19.10		(13 611)	€18.37		58 476
	PLC	52 118		21 326		1 301.11	p	(12 995)	1 300	p	60 449

Kees van der Graaf	NV	31 281		13 089		€19.10		(8 169)	€18.37		36 201
	PLC	31 888		13 329		1 301.11	p	(7 795)	1 300	p	37 422

Ralph Kugler	NV	31 281		13 089		€19.10		(8 169)	€18.37		36 201
	PLC	31 888		13 329		1 301.11	p	(7 795)	1 300	p	37 422

Rudy Markham	NV	42 267		13 089		€19.10		(13 611)	€18.37		41 745
	PLC	42 845		13 329		1 301.11	p	(12 995)	1 300	p	43 179

(a)	The end date of the performance period in respect of the conditional award made in 2006 is 31 December 2008.
(b)	The conditional awards made in 2003, which vested in 2006 were based on the TSR performance of Unilever (when ranked against its defined peer group) over the three-year performance period ending 31 December 2005. For this period, Unilever was ranked 14 out of its peer group and therefore no vesting occurred for this award in March 2006 and the awarded shares of the award 2003 lapsed.
(c)	The numbers of shares and prices have been converted following the share split and share consolidation which took place on 22 May 2006.

Antony Burgmans changed from Executive to Non-Executive Director at the 2005 AGMs and assumed his new role of Non-Executive Chairman. In his capacity as an Executive Director Antony Burgmans was granted conditional shares under the TSR Long-Term Incentive Plan.

Below are details of the balances and vesting of shares under this Plan:

Conditional
	Balance		award lapsed	Balance
	1 January		25 March	31 December
	2006	(a)	2006(a) (b)	2006

NV	43 962		(21 780)	22 182
PLC	43 814		(20 790)	23 024

(a)	The number of shares and prices have been converted following the share split and share consolidation which took place on 22 May 2006.
(b)	The conditional shares awarded in 2003 lapsed in March 2006.

In his capacity as a Non-Executive Chairman, Antony Burgmans does not participate in any share-based remuneration.

56	Unilever Annual Report on Form 20-F 2006

Back to Contents

Report of the Directors (continued)

Report of the Remuneration Committee (continued)

Executive Directors’ conditional share awards under the TSR Long-Term Incentive Plan (continued)
Unilever’s position relative to the TSR reference group

The reference group, including Unilever, consists of 21 companies. Unilever’s position is based on TSR over a three-year rolling period.

Executive Directors’ Share Matching Plan
The following conditional shares were outstanding, awarded or vested during 2006 under the share matching plan:

		Balance of										Balance of
		conditional										conditional
		shares										shares at
		at 1 January		Conditional shares				Shares vested on				31 December
		2006		awarded in 2006		(a)(b)		24 March 2006			(a)(c)	2006

										Market		Original
	Share	No. of		No. of	Price at		No. of	price		price		No. of
	type	shares	(a)	shares	award		shares	at vesting		at award		shares

Patrick Cescau	NV	7 932		6 552	€19.10		(5 706)	€19.15		€18.37		8 778
	PLC	7 770		6 671	1 301.11	p	(5 449)	1 298.89	p	1 300	p	8 992

Kees van der Graaf	NV	4 293		2 211	€19.10		(2 238) (d)	€19.15		€18.37		4 266
	PLC	4 439		2 254	1 301.11	p	(2 299) (d)	1 298.89	p	1 300	p	4 394

Ralph Kugler	NV	4 359		2 175	€19.10		(2 703)	€19.15		€18.37		3 831
	PLC	4 305		2 215	1 301.11	p	(2 584)	1 298.89	p	1 300	p	3 936

Rudy Markham	NV	6 675		2 739	€19.10		(4 482)	€19.15		€18.37		4 932
	PLC	6 552		2 788	1 301.11	p	(4 269)	1 298.89	p	1 300	p	5 071

(a)	The numbers of shares and prices have been converted following the share split and share consolidation which took place on 22 May 2006.
(b)	Each award of matching shares is conditional and vests three years after the date of the award subject to certain conditions. The 2006 award was made on 21 March 2006 and will vest on 21 March 2009.
(c)	The conditional shares awarded on 25 March 2003 (relating to the 2002 performance period) vested on 24 March 2006.
(d)	Includes conditional shares awarded in 2001: 1 041 NV (original granted at €20.97) and 1 155 PLC (original granted at 1 174p).

Antony Burgmans changed from Executive to Non-Executive Director at the 2005 AGMs and assumed his new role of Non-Executive Chairman. In his capacity as an Executive Director Antony Burgmans was granted conditional share under the Executive Directors’ Share Plan.

Below details of the balances and vesting of shares under this Plan:

Conditional
	Balance		shares		Shares vested		Balance
	1 January		awarded		24 March		31 December
	2006	(a)	in 2006	(a)(b)	2006	(a)(c)	2006

NV	9 909		1 743		(7 083)		4 569
PLC	9 698		1 773		(6 759)		4 712

(a)	The number of shares and prices have been converted following the share split and share consolidation which took place on 22 May 2006.
(b)	The award was made 21 March 2006 and related to the period January to May 2005. The award will vest on 21 March 2009.
(c)	The conditional shares awarded 25 March 2003 vested on 24 March 2006.

In his capacity as a Non-Executive Chairman, Antony Burgmans does not participate in any share-based remuneration.

Unilever Annual Report on Form 20-F 2006	57

Back to Contents

Report of the Directors (continued)

Report of the Remuneration Committee (continued)

Executive Directors’ share options
Details of the option plans under which Executive Directors and employees are able to acquire ordinary shares of NV and PLC are shown in note 29 on pages 117 to 121.

Options to acquire NV ordinary shares of €0.16 each and options to acquire PLC ordinary shares of 3 1/9p each were granted, exercised, lapsed and held during 2006 as follows:

									Options outstanding			Options outstanding
									below market price			above market price
									at 31 December 2006			at 31 December 2006

						Number
		Balance of		Number		of options		Balance of		Weighted			Weighted
		options at		of options		exercised/		options at		average			average		First	Final
	Share	1 January		granted		lapsed		31 December	Number	exercise		Number	exercise		exercisable	expiry
	type	2006	(a)	in 2006		in 2006		2006	of shares	price		of shares	price		date	date

Patrick Cescau
Executive Plan	NV	269 166		–		–		269 166	135 237	€17.66		133 929	€22.08		08/05/01	08/11/15
Executive Plan	PLC	272 967		–		–		272 967	245 967	1 175	p	27 000	1 483	p	08/05/01	08/11/15
NL All-Employee Plan	NV	750		150	(b)	(150)	(c)	750	600	€17.53		150	€22.63		12/06/02	17/05/11
UK ShareSave Plan	PLC	–		1 374	(d)	–		1 374	1 374	1 171	p		–		01/10/11	31/03/12

Kees van der Graaf
Executive Plan	NV	135 450		–		–		135 450	83 250	€18.30		52 200	€21.94		24/03/02	08/11/15
Executive Plan	PLC	135 450		–		–		135 450	135 450	1 203	p	–	–		24/03/02	08/11/15
NL All-Employee Plan	NV	750		150	(b)	(150)	(c)	750	600	€17.53		150	€22.63		12/06/02	17/05/11
UK ShareSave Plan	PLC	1 374		–		–		1 374	1 374	1 202	p	–	–		01/10/10	31/03/11

Ralph Kugler
Executive Plan	NV	176 625		–		–		176 625	120 600	€18.19		56 025	€22.04		24/03/02	20/03/15
Executive Plan	PLC	176 625		–		–		176 625	176 625	1 163	p	–	–		24/03/02	20/03/15
NL All-Employee Plan	NV	150		150	(b)	–		300	300	€17.59		–	–		18/05/05	17/05/11
UK ShareSave Plan	PLC	1 374		–		–		1 374	1 374	1 202	p	–	–		01/10/10	31/03/11

Rudy Markham
Executive Plan	NV	264 150		–		(27 000)	(e)	237 150	130 500	€17.60		106 650	€22.21		08/05/01	20/03/15
Executive Plan	PLC	278 682		–		(41 532)	(f)(g)	237 150	203 400	1 167	p	33 750	1 483	p	08/05/01	20/03/15
NL All-Employee Plan	NV	750		150	(b)	(150)	(c)	750	600	€17.53		150	€22.63		12/06/02	17/05/11
UK ShareSave Plan	PLC	1 373		–		–		1 373	1 373	1 190	p	–	–		01/10/09	31/03/10

(a)	The number of shares and the share prices have been converted following the share split and share consolidation which took place on 22 May 2006.
(b)	Grants made under the Dutch All-Employee Option Plan on 18 May 2006 at an option price of €17.50.
(c)	Options lapsed without value on 30 May 2006.
(d)	Grants made under the UK All-Employee ShareSave Plan on 3 July 2006 at an option price of 1 171p.
(e)	Options exercised on 1 December 2006 at a market price of €19.97. The options had originally been granted on 2 June 1997 at a price (after taking into account the share split in May 2006) of €14.26.
(f)	Options in respect of 14 532 shares exercised on 2 June 2006 at a market price of 1 188p. The options had originally been granted on 6 December 1996 at a price (after taking into account the share consolidation in May 2006) of 762p.
(g)	Options in respect of 27 000 shares exercised on 1 December 2006 at a market price of 1 363p. The options had originally been granted on 2 June 1997 at a price (after taking into account the share consolidation in May 2006) of 904p.

The value, calculated in accordance with an adjusted Black-Scholes pricing method in respect of options granted in 2006 to the current Executive Directors was as follows: Patrick Cescau €6 155; Kees van der Graaf €432; Ralph Kugler €432; and Rudy Markham €432.

The term ‘Executive Plan’ refers to options granted under the PLC or NV Executive Option Plans.

The closing market prices of ordinary shares at 31 December 2006 were €20.70 (NV shares) and 1 428p (PLC shares). During 2006 the highest market prices were €20.84 and 1 428p respectively, and the lowest market prices were €16.53 and 1 125p respectively.

Antony Burgmans changed from Executive to Non-Executive Director at the 2005 AGMs and assumed his new role of Non-Executive Chairman. In his capacity as an Executive Director Antony Burgmans was granted share options under the Executive Plan and the Dutch All-Employee Plan.

Below are details of his outstanding options under the Option plans:

				Number
		Balance of	Number	of options		Balance of	Balance	Weighted		Balance	Weighted
		options at	of options	exercised/		options at	below	average		above	average	First	Final
	Share	1 January	granted	lapsed		31 December	market	exercise		market	exercise	exercisable	expiry
Plan	type	2006	in 2006	in 2006		2006	price	price		price	price	date	date

Executive Option	NV	316 800	–	–		316 800	203 400	€17.61		113 400	€21.78	24/03/02	13/02/09
Executive Option	PLC	316 800	–	–		316 800	316 800	1 163	p	–	–	24/03/02	13/02/09
NL All-Employee Plan		600	–	(150	)(a)	450	300	€17.47		150	€22.63	12/06/02	12/05/09

(a)	Options lapsed without value on 30 May 2006.

In his capacity as a Non-Executive Chairman, Antony Burgmans does not participate in any share-based remuneration.

58	Unilever Annual Report on Form 20-F 2006

Back to Contents

Report of the Directors (continued)

Report of the Remuneration Committee (continued)

Executive Directors’ pensions(a)
Pension values for the year ended 31 December 2006 are set out below.

										Increase
				Increase in				Transfer		in transfer				Transfer
				accrued				value of		value during		Individual		value of
		Accrued		pension		Accrued		accrued		2006 (less		contributions		accrued
		pension at		during		pension at		pension at		individual		made during		pension at
	Age at	31/12/05	(b)	2006	(c)	31/12/06	(b)	31/12/05	(d)	contributions)	(e)	2006	(f)	31/12/06	(d)
Name and base country	31/12/06	€’000 pa		€’000 pa		€’000 pa		€’000		€’000		€’000		€’000

Patrick Cescau (UK)	58	933		67		1 000		16 770		1 874		18		18 662

Kees van der Graaf (g) (NL)	56	538		64		602		6 942		1 147		9		8 098

Ralph Kugler (UK)	50	396		45		441		5 411		862		10		6 283

Rudy Markham (UK)	60	752		41		793		15 147		741		21		15 909

(a)	Figures have been translated into euros where necessary using the following exchange rates: 31 December 2005 €1.00 = £0.6864; 31 December 2006 €1.00 = £0.6712; Average for the year ended 31 December 2006 €1.00 = £0.6818.
(b)	Based on the Executive Directors’ current pension letters and calculated on a deferred basis using the Executive Directors’ service to 31 December 2005 and 31 December 2006 respectively on the basis that the Executive Directors remain in service until at least age 60 and that the pension payment commences at that time. It includes all pensions provided from Unilever pension plans. In the event that an Executive Director leaves service prior to age 60 and the payment of pension commences earlier than age 60, the pension payable would be on a reduced basis.
(c)	Includes the effect of inflation on the accrued pension at 31 December 2005.
(d)	For the Netherlands-based Executive Directors’ arrangement calculated on the basis used by the Unilever Netherlands pension plan (‘Progress’), as prescribed by the Netherlands Ministry of Social Affairs and Employment. For the UK-based Executive Directors’ arrangement calculated on the market related basis used by Unilever United Kingdom pension plan (UUKPF), in line with the GN11 guidance note published by the Institute and Faculty of Actuaries in the United Kingdom.
(e)	The increase in transfer value during 2006 includes the effect of salary increases and additional service together with exchange rate movements (for pensions denominated in currencies other than Euro) and the Executive Directors being one year closer to retirement.
(f)	Consistent with other Netherlands and UK-based employees, the rate of individual contributions in the Netherlands is 1% of pensionable salary and in the UK 5% of pensionable salary (above the relevant thresholds). In line with the treatment adopted for other UK-based employees, individual contributions paid by Executive Directors’ in the UK are now paid through a salary sacrifice arrangement. Individual contributions shown above represent the contributions paid before the change to salary sacrifice.
(g)	Consistent with the treatment adopted for other Netherlands-based employees, the increase in pension accrued during the year includes the impact of the changes to the Unilever Netherlands pension plan.

The Listing Rules of the Financial Services Authority are different from the Directors’ Remuneration Report Regulations 2002 and require the following disclosures for defined benefit pension plans which are calculated on an alternative basis to those disclosed in the table above:

•	Increase (or decrease) in accrued pension during 2006 (excluding the effect of inflation on the accrued pension at 31 December 2005): Patrick Cescau €33 000; Kees van der Graaf €56 000; Ralph Kugler €10 000; Rudy Markham €(4 000); and

•	Transfer value at 31 December 2006 of the increase (or decrease) in accrued pension during 2006 (excluding the effect of inflation on the accrued pension at 31 December 2005 and less individual contributions): Patrick Cescau €605 000; Kees van der Graaf €754 000; Ralph Kugler €134 000; Rudy Markham €(110 000).

The Dutch Corporate Governance Code requires the following disclosure of pension service costs charged to operating profit: Patrick Cescau €842 000; Kees van der Graaf €258 000; Ralph Kugler €299 000; Rudy Markham €167 000.

The accrued pension of Antony Burgmans at 1 June 2006 (the date his pension payment commenced) was €1 136 000; increase in accrued pension during the year €22 000 (€21 000 excluding inflation); transfer value of the increase in accrued pension during the year (less individual contributions) €652 000 (€337 000 excluding inflation); individual contributions made during the year €10 000; pension cost charged to operating profit €621 000.

Unilever Annual Report on Form 20-F 2006	59

Back to Contents

Report of the Directors (continued)

Report of the Remuneration Committee (continued)

Executive Directors’ interests – share capital
The interests in the share capitals of NV and PLC and their group companies of those who were Executive Directors at 31 December 2006 and of their immediate families were as shown in the table below:

		Shares held at		Shares held at
		1 January 2006		31 December 2006
		(excluding unvested		(excluding unvested
Name	Share type(a)	matching shares	)(b)	matching shares	)

Patrick Cescau(c)	NV	69 351		85 059
	PLC	40 230		52 347

Kees van der Graaf	NV	18 708		23 157
	PLC	12 037		16 718

Ralph Kugler	NV	41 628		45 396
	PLC	16 264		20 124

Rudy Markham	NV	127 044		161 265
	PLC	64 606		113 329

(a)	NV shares are ordinary €0.16 shares and PLC shares are ordinary 3 1/9p shares.
(b)	The numbers have been converted into the new denomination following the NV/PLC share split and share consolidation which took place on 22 May 2006.
(c)	Balances include under NV 38 715 NV New York shares and under PLC 10 220 PLC ADRs.

The Executive Directors, in common with other employees of PLC and its United Kingdom subsidiaries, had beneficial interests in 19 454 453 PLC ordinary shares at 1 January 2006 (converted into the new denomination following the shares split and consolidation) and 16 678 871 PLC ordinary shares at 31 December 2006, acquired by the Unilever Employee Share Trust (Jersey) for the purpose of satisfying options and vesting of shares under various group share plans (including the PLC Executive Option Plans and the UK Employee ShareSave Plan). Further information, including details of the NV and PLC ordinary shares acquired by certain group companies in connection with other share-based compensation plans, is given in note 29 on pages 117 to 121.

The voting rights of the Directors who hold interests in the share capitals of NV and PLC are the same as for other holders of the class of shares indicated. None of the Directors’ or other executive officers’ shareholdings amounts to more than 1% of the issued shares in that class of share. Except as stated above, all shareholdings are beneficial.

The only changes in the interests of the Executive Directors and their families in NV and PLC ordinary shares between 31 December 2006 and 1 March 2007 were that:

•	The holding of the Unilever Employee Share Trust (Jersey) has reduced to 16 313 295 PLC ordinary shares; and

•	Kees van der Graaf, Ralph Kugler and Rudy Markham each acquired further interests in 18 PLC ordinary shares during January and February due to monthly ShareBuy purchases.

60	Unilever Annual Report on Form 20-F 2006

Back to Contents

Report of the Directors (continued)

Report of the Remuneration Committee (continued)

Non-Executive Directors’ remuneration
The total fees payable to each Non-Executive Director in 2006 are set out below:

	€		€
	Total fees paid		Total fees paid
Current Non-Executive Directors	in 2006	(a)	in 2005	(a)

Leon Brittan(b)	82 712		67 102

Antony Burgmans(c)	299 614		–

Lynda Chalker(d)	94 403		80 415

Wim Dik(b)(e)	84 663		67 102

Charles Golden(e)(f)(g)	89 478		n/a

Byron Grote(e)(f)	60 311		n/a

David Simon(h)	109 735		67 102

Jean-Cyril Spinetta(f)(i)	60 311		n/a

Kees Storm(f)(j)	75 137		n/a

Jeroen van der Veer(i)	82 712		67 102

Former Non-Executive Directors

Bertrand Collomb(k)(l)	42 001		100 654

Oscar Fanjul(e)(l)	28 000		67 102

Hilmar Kopper(j)(l)	33 557		80 415

(a)	Covers fees and allowances received from both NV and PLC.
(b)	Member of the Corporate Responsibility and Reputation Committee.
(c)	Chairman NV and PLC, and Nomination Committee member. Received fee as Chairman since June 2006.
(d)	Chairman of the Corporate Responsibility and Reputation Committee.
(e)	Member of the Audit Committee.
(f)	Appointed at 2006 AGMs.
(g)	Total fees include €29 167 allowance for travel from outside Europe.
(h)	Senior Independent Director, Vice Chairman and Chairman of the Remuneration and Nomination Committees as from 2006 AGMs. Until 2006 AGMs member of the Nomination and Remuneration Committees.
(i)	Member of the Nomination and Remuneration Committees.
(j)	Chairman of the Audit Committee.
(k)	Senior Independent Director, Vice Chairman and Chairman of the Remuneration and Nomination Committees until 2006 AGMs.
(l)	Stepped down at the 2006 AGMs.

Unilever Annual Report on Form 20-F 2006	61

Back to Contents

Report of the Directors (continued)

Report of the Remuneration Committee (continued)

Non-Executive Directors’ interests – share capital
The interests in the share capitals of NV and PLC and their group companies of those who were Non-Executive Directors as at 31 December 2006 (including those of their immediate families) were as shown below:

			Shares held at		Shares held at
Name	Share type	(a)	1 January 2006	(b)	31 December 2006

Leon Brittan	NV		–		–
	PLC		–		–

Antony Burgmans	NV		133 848		137 334
	PLC		58 511		62 054

Lynda Chalker	NV		–		–
	PLC		1 136		1 136

Wim Dik	NV		–		–
	PLC		–		–

Charles Golden	NV		–		–
	PLC		–		–

Byron Grote	NV		3 000	(c) (d)	3 000	(d)
	PLC		1 800	(c) (e)	1 800	(e)

David Simon	NV		–		–
	PLC		1 421		1 492

Jean-Cyril Spinetta	NV		–		–
	PLC		–		–

Kees Storm	NV		–		–
	PLC		–		–

Jeroen van der Veer	NV		16 800		16 800
	PLC		–		–

(a)	NV shares are ordinary €0.16 shares and PLC shares are ordinary 3 1/9p shares.
(b)	The numbers have been converted into the new denomination following the share split and share consolidation which took place on 22 May 2006.
(c)	Balance at date of appointment at the AGMs in May 2006.
(d)	Held in the form of NV New York shares.
(e)	Held in the form of PLC ADRs.

There were no changes in the interests of the Non-Executive Directors and their immediate families in NV and PLC ordinary shares between 31 December 2006 and 1 March 2007.

The Report has been approved by the Boards and has been signed on their behalf by the Joint Secretaries, J A A van der Bijl and S G Williams.

By order of the Boards

J A A van der Bijl
S G Williams

Joint Secretaries of Unilever N.V. and Unilever PLC

6 March 2007

62	Unilever Annual Report on Form 20-F 2006

Back to Contents

Report of the Directors (continued)

Report of the Audit Committee

The role of the Audit Committee is to assist the Unilever Boards in fulfilling their oversight responsibilities regarding the integrity of Unilever’s financial statements, risk management and internal control, compliance with legal and regulatory requirements, the external auditors’ performance, qualifications and independence, and the performance of the internal audit function. During the year ended 31 December 2006 the principal activities of the Committee were as follows:

Financial statements
The Committee considered reports from the Chief Financial Officer on the quarterly and annual financial statements and reviewed the Annual Report and Accounts and Annual Report on Form 20-F prior to publication.

Audit of the Annual Accounts
PricewaterhouseCoopers, Unilever’s external auditors, reported in depth to the Committee on the scope and outcome of the annual audit. Their reports included accounting matters, governance and control, and accounting developments.

Risk management and internal control arrangements
The Committee reviewed Unilever's overall approach to risk management and control, and its processes, outcomes and disclosure, including specifically:

•	review of level of disclosure in quarterly financial results announcements;
•	review of accounting principles and judgements with respect to financial statements;
•	review of management’s risk assessments in relation to the NV preference shares issued in 1999;
•	Corporate Audit’s interim and year-end reports on the Status of Risk Management and Control, and management’s response;
•	annual report from the Chief Financial Officer on business risks and positive assurance on operating controls and corporate policies; and a quarterly review of business risks and safeguards;
•	the interim and year-end reports from the Code of Business Principles Compliance Committee;
•	monitoring the resolution of complaints received through the global Ethics hotline which included a procedure for handling complaints and concerns relating to accounting, internal control and auditing matters;
•	quarterly review of progress of the implementation of the requirements under Section 404 of the Sarbanes-Oxley Act of 2002 with respect to internal controls over financial reporting;
•	review of the application of information and communication technology;
•	a review of the annual pension report and pensions related accounting and proposals;
•	annual review of anti-fraud arrangements;
•	a review of tax planning policy; and
•	review of treasury policies and consideration of proposals relating to capital injection, debt issuance, investment hedge and dividends.

External auditors
The Audit Committee conducted a formal evaluation of the effectiveness of the external audit process and carried out a formal review of the appointment of external auditors in October 2006. The Committee has approved the extension of the current external audit contract by one year, and recommended to the Boards the reappointment of the external auditors. On the recommendation of the Audit Committee, the Directors will be proposing the reappointment of PricewaterhouseCoopers at the AGMs in May 2007.

Both Unilever and the auditors have for many years had safeguards in place to avoid the possibility that the auditors’ objectivity and independence could be compromised. The Committee reviewed the report from PricewaterhouseCoopers on the actions they take to comply with the professional and regulatory requirements and best practice designed to ensure their independence from Unilever. The UK lead partner in charge of the audit, who was appointed in 2001, rotated off at the 2006 AGM and a new lead partner was appointed in May 2006, and assumed responsibility for the audit of the 2006 accounts.

The committee also reviewed the statutory audit, other audit, tax and other services provided by PricewaterhouseCoopers, and compliance with Unilever’s policy, which prescribes in detail the types of engagements for which the external auditors can and cannot be used:

•	statutory audit services – as detailed above, including audit of subsidiaries;
•	other audit services – work which regulations or agreements with third parties require the auditors to undertake e.g. in connection with borrowings and shareholder services;
•	other services – statutory auditors may carry out work that they are best placed to undertake, including internal control reviews;
•	acquisition and disposal services – where the auditors are best placed to do this work;
•	tax services – all significant tax consulting work is put to tender, except where the auditors are best placed to do this; and
•	general consulting – external auditors may not tender for general consulting work.

All engagements over €100,000 require specific advance approval of the Audit Committee Chairman. The overall policy is regularly reviewed and updated in the light of internal developments, external developments and best practice.

The Committee held independent meetings with the external auditors during the year.

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

Audit Committee terms of reference
The Audit Committee’s terms of reference can be viewed on Unilever’s website at www.unilever.com or supplied on request. In February 2006, the terms of reference were updated to reflect requirements under the Dutch Corporate Governance Code that the Audit Committee has oversight of the policy of the Group on tax planning, the financing of the Group, and the applications of information and communication technology.

The Audit Committee carried out a self-assessment of its own performance.

Kees Storm Chairman of the Audit Committee
Wim Dik
Charles Golden
Byron Grote

Unilever Annual Report on Form 20-F 2006	63

Back to Contents

Report of the Directors (continued)

Report of the Corporate Responsibility and Reputation Committee

Terms of reference
In 2006, the Committee revised its name and terms of reference and made the following adjustments:

•	the members of the Committee will include the Executive Director who chairs the Corporate Responsibility Council;
•	the Committee has oversight of and will make recommendations to the Boards on Unilever’s conduct with regard to corporate and societal obligations and its reputation as a responsible corporate citizen;
•	it will ensure that appropriate communications policies are in place and working effectively to build and protect Unilever’s reputation internally and externally; and
•	it will provide oversight and guidance on the environmental and social impact of how Unilever conducts its business.

The full text of the Committee’s terms of reference can be found on Unilever’s website at www.unilever.com.

Meetings
In its four meetings held in 2006, the Committee focused on a review of its terms of reference, implementation of Unilever’s Code of Business Principles and its supplier code, corporate responsibility strategy as defined by the newly established Corporate Responsibility Council (consisting of executive members from supply chain, SEAC, communications and regional representatives), Unilever’s role in the Investment Climate Facility for Africa and policy issues such as biofuels.

The Committee welcomed the visibility and importance given to the Code by Executive Directors as an important mechanism to ensure that Unilever operates as a good corporate citizen. The Committee reviewed the programme for further embedding of the code in Unilever’s business operations, including the training module to keep the code alive and understood.

Unilever’s lead role in the Investment Climate Facility for Africa, launched at the World Economic Forum in Cape Town in June, was discussed. This initiative is supported by several companies,

governments, the EU Commission and the World Bank. Unilever’s commitment to help drive development and growth in Africa through public/private partnerships was fully endorsed.

The Committee noted good progress made on redefining Unilever’s corporate environmental strategy.

The important role and impact that values-led product brands have on the health and prosperity of the communities Unilever serve was discussed and the CEO leadership role recognised (Social Innovation: How values-led brands are helping to drive business strategy, speech by Patrick Cescau, available on Unilever’s website at www.unilever.com).

Policy issues discussed included Unilever’s strategy on biofuels. First generation biofuels are made from rapeseed oil and other ingredients generally used for food, while second generation biofuels are made from materials including wood, straw, pulp and waste. Members supported Unilever’s position to improve energy efficiency and set targets for the use of renewable energy with the aim of combating climate change causes. Members also agreed that biofuels can play an important role as an alternative energy provided they meet the criteria of being sustainable, efficient and not having a negative impact on public health. It was agreed that second generation biofuels would meet these criteria. Unilever should develop a strategy geared towards promoting that more resource, particularly in R&D, be allocated to accelerating the introduction of second generation biofuels and other sustainable, cost-effective sources of renewable energy.

Lynda Chalker Chair of the Corporate Responsibility and Reputation Committee
Leon Brittan
Antony Burgmans
Wim Dik
Ralph Kugler Executive Director

64	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements

Unilever Annual Report on Form 20-F 2006	65

Back to Contents

Financial Statements (continued)

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

The Directors consider that, in preparing the accounts, the Group and the NV and PLC entities have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all International Financial Reporting Standards as adopted by the EU which they consider to be applicable have been followed.

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

A copy of the financial statements of the Unilever Group is placed on our website at www.unilever.com/investorcentre. The maintenance and integrity of the website are the responsibility of the Directors, and the work carried out by the auditors does not involve consideration of these matters. Accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially placed on the website. Legislation in the United Kingdom and the Netherlands governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Going concern
The Directors continue to adopt the going concern basis in preparing the accounts. This is because the Directors, after making enquiries and following a review of the Group’s budget for 2007 and 2008, including cash flows and borrowing facilities, consider that the Group has adequate resources to continue in operation for the foreseeable future.

Internal and disclosure controls and procedures
Unilever has a well-established control framework, which is documented and regularly reviewed by the Boards. This incorporates risk management, internal control procedures and disclosure controls and procedures (including the operation of the Disclosures Committee – see page 38) which are designed to provide reasonable, but not absolute, assurance that assets are safeguarded, the risks facing the business are being addressed and all information required to be disclosed is reported to the Group’s senior management, including where appropriate the Group Chief Executive and Chief Financial Officer, within the required timeframe.

Our procedures cover financial, operational, social, strategic and environmental risks and regulatory matters. The Boards of NV and PLC have also established a clear organisational structure, including delegation of appropriate authorities. The Group’s control framework is supported through a Code of Business Principles, which sets standards of professionalism and integrity for its operations worldwide, and through an Operational Controls Assessment process, which requires the senior management in each business unit to assess the effectiveness of financial controls. In our major units financial controls are subject to a comprehensive assessment annually with all other controls being reviewed over a one- to three-year cycle.

The Boards have overall responsibility for establishing key procedures designed to achieve systems of internal control and disclosure control and for reviewing and evaluating their effectiveness. The day-to-day responsibility for implementation of these procedures and ongoing monitoring of risk and the effectiveness of controls rests with the Group’s senior management at individual operating company and regional level. Regions review, on an ongoing basis, the risks faced by their group and the related internal control arrangements, and provide written reports to the Group Chief Executive.

66	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

Statement of Directors’ responsibilities (continued)

Unilever’s corporate internal audit function plays a key role in providing an objective view and continuous reassurance of the effectiveness of the risk management and related control systems throughout Unilever to both operating management and the Boards. The Group has an independent Audit Committee, comprised entirely of Independent Non-Executive Directors. This Committee meets regularly with the Chief Auditor and the external auditors.

Unilever has a comprehensive budgeting system with an annual budget approved by the Boards, which is regularly reviewed and updated. Performance is monitored against budget and the previous year through monthly and quarterly reporting routines. The Group reports to shareholders quarterly.

Unilever’s system of risk management has been in place throughout 2006 and up to the date of this report, and complies with the recommendations of ’Internal Control – Revised Guidance for Directors on the Combined Code’, published by the Internal Control Working Party of the Institute of Chartered Accountants in England & Wales in October 2005. The Boards have carried out an annual review of the effectiveness of the systems of risk management and internal control during 2006 in accordance with this guidance, and have ensured that the necessary actions have been or are being taken to address any significant failings arising out of that review.

Based on an evaluation by the Boards, the Group Chief Executive and the Chief Financial Officer concluded that the design and operation of the Group’s disclosure controls and procedures as at 31 December 2006 were effective, and that subsequently there have been no significant changes in the Group’s internal controls, or in other factors that could significantly affect those controls.

It is Unilever’s practice to bring acquired companies within the Group’s governance procedures as soon as is practicable and in any event by the end of the first full year of operation.

Unilever Annual Report on Form 20-F 2006	67

Back to Contents

Financial Statements (continued)

Management’s report on internal control over financial reporting

In accordance with the requirements of Section 404 of the US Sarbanes-Oxley Act of 2002, the following report is provided by management in respect of the Company’s internal control over financial reporting (as defined in rules 13a-15(f) or rule 15d-15(f) under the US Securities Exchange Act of 1934):

•	Unilever’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the group;

•	Unilever’s management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of our internal control over financial reporting. Management believes that the COSO framework is a suitable framework for its evaluation of our internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of internal controls are not omitted and is relevant to an evaluation of internal control over financial reporting.

•	Management has assessed the effectiveness of internal control over financial reporting as of 31 December 2006, and has concluded that such internal control over financial reporting is effective.

•	PricewaterhouseCoopers LLP and PricewaterhouseCoopers Accountants N.V., who have audited the consolidated financial statements of the Group for the year ended 31 December 2006, have also audited management’s assessment of the effectiveness of internal control over financial reporting as at 31 December 2006 and have issued an attestation report on management’s assessment. For the Auditors’ report please refer to page 69.

68	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

Auditors’ report United States

Report of the independent registered public accounting firms to the shareholders of Unilever N.V. and Unilever PLC

We have completed an integrated audit of the Unilever Group’s 31 December 2006 consolidated accounts and of its internal control over financial reporting as of 31 December 2006 and audits of its 31 December 2005 and 31 December 2004 consolidated accounts in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated accounts
In our opinion, the accompanying consolidated income statements and the related consolidated balance sheets, consolidated cash flow statements and consolidated statements of recognised income and expense present fairly, in all material respects, the financial position of the Unilever Group at 31 December 2006 and 2005 and the results of its operations and cash flows for each of the three years in the period ended 31 December 2006, in conformity with International Financial Reporting Standards (IFRS) as adopted by the European Union. These consolidated accounts are the responsibility of the Group’s Directors. Our responsibility is to express an opinion on these consolidated accounts based on our audits. We conducted our audits of these consolidated accounts in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated accounts are free of material misstatement. An audit of consolidated accounts includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated accounts, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated accounts presentation. We believe that our audits provide a reasonable basis for our opinion.

IFRS as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in notes 34 and 35 on pages 124 to 140.

As discussed in note 21 on page 108, Unilever changed the manner in which it accounts for financial instruments upon adoption of International Accounting Standards No. 32 Financial Instruments: Disclosure and Presentation, and No. 39 Financial Instruments: Recognition and Measurement, on 1 January 2005.

Internal control over financial reporting
Also, in our opinion, management’s assessment, included in the accompanying ‘Management’s report on internal control over financial reporting’ as set out on page 68, that the Group maintained effective internal control over financial reporting as of 31 December 2006 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2006, based on criteria established in Internal Control – Integrated Framework issued by the COSO. The Group’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Group’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated accounts for external purposes in accordance with generally accepted accounting standards and principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting standards and principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

26 March 2007, Rotterdam, The Netherlands
PricewaterhouseCoopers Accountants N.V
As auditors of Unilever N.V.
PricewaterhouseCoopers LLP
London, United Kingdom
As auditors of Unilever PLC

Prof Dr J A van Manen RA	26 March 2007

Unilever Annual Report on Form 20-F 2006	69

Back to Contents

Financial Statements (continued)

Consolidated income statement Unilever Group

for the year ended 31 December

	€ million	€ million	€ million
	2006	2005	2004

Continuing operations
Turnover 2	39 642	38 401	37 168
Operating profit 2	5 408	5 074	3 981
After (charging)/crediting:
Restructuring 3	(704)	(328)	(913)
Business disposals, impairments and other 3	196	(249)	(908)
Gain on US healthcare and UK pensions 3	266	–	–

Net finance costs 5	(721)	(613)	(623)

Finance income	128	129	145
Finance costs	(590)	(689)	(714)
Preference shares provision	(300)	–	–
Pensions and similar obligations	41	(53)	(54)

Share of net profit/(loss) of joint ventures	78	47	39
Share of net profit/(loss) of associates	36	(25)	2
Other income from non-current investments 11	30	33	54

Profit before taxation	4 831	4 516	3 453
Taxation 6	(1 146)	(1 181)	(725)

Net profit from continuing operations	3 685	3 335	2 728
Net profit from discontinued operations 27	1 330	640	213

Net profit	5 015	3 975	2 941
Attributable to:
Minority interests	270	209	186
Shareholders’ equity	4 745	3 766	2 755

	€	€	€
Combined earnings per share 7	2006	2005	2004

From continuing operations
Basic earnings per share	1.19	1.07	0.87
Diluted earnings per share	1.15	1.04	0.84

From discontinued operations
Basic earnings per share	0.46	0.22	0.07
Diluted earnings per share	0.45	0.21	0.07

From total operations
Basic earnings per share	1.65	1.29	0.94
Diluted earnings per share	1.60	1.25	0.91

References in the consolidated income statement, consolidated statement of recognised income and expense, consolidated cash flow statement and consolidated balance sheet relate to notes on pages 74 to 140, which form an integral part of the consolidated financial statements.

Accounting policies of the Unilever Group are set out in note 1 on pages 74 to 78.

Variations from United States generally accepted accounting principles and Securities and Exchange Commission Financial Statement Requirements Regulation S-X are outlined in notes 34 and 35 on pages 124 to 140.

70	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

Consolidated statement of recognised income and expense Unilever Group for the year ended 31 December

	€ million	€ million	€ million
	2006	2005	2004

Fair value gains/(losses) net of tax:
On cash flow hedges	6	14	n/a
On available-for-sale financial assets	15	–	n/a
Actuarial gains/(losses) on pension schemes net of tax	853	(49)	(480)
Currency retranslation gains/(losses) net of tax(a)	(335)	513	80

Net income/(expense) recognised directly in equity	539	478	(400)

Net profit	5 015	3 975	2 941

Total recognised income and expense 21	5 554	4 453	2 541

Attributable to:
Minority interests	242	249	167
Shareholders’ equity	5 312	4 204	2 374

(a)	Includes fair value gains/(losses) on net investment hedges of €(779) million (2005: €332 million; 2004 n/a).

Unilever Annual Report on Form 20-F 2006	71

Back to Contents

Financial Statements (continued)

Consolidated balance sheet Unilever Group

as at 31 December

	€ million	€ million
	2006	2005

Goodwill 9	12 425	12 963
Intangible assets 9	4 781	5 092
Property, plant and equipment 10	6 276	6 492
Pension asset for funded schemes in surplus 20	1 697	1 036
Trade and other receivables due after more than one year 14	252	231
Deferred tax assets 12	1 266	1 703
Other non-current assets 11	874	841

Total non-current assets	27 571	28 358

Inventories 13	3 796	4 107
Trade and other current receivables 14	4 290	4 830
Current tax assets	125	124
Cash and cash equivalents 15	1 039	1 529
Other financial assets 15	237	335
Assets held for sale 27	14	217

Total current assets	9 501	11 142

Borrowings due within one year 16	(4 362)	(5 942)
Trade payables and other current liabilities 18	(7 934)	(8 228)
Current tax liabilities	(579)	(554)
Provisions 19	(1 009)	(644)
Liabilities associated with assets held for sale 27	–	(26)

Total current liabilities	(13 884)	(15 394)

Net current assets/(liabilities)	(4 383)	(4 252)

Total assets less current liabilities	23 188	24 106

Borrowings due after more than one year 16	4 239	6 457
Trade payables and other liabilities due after more than one year 18	399	389
Non-current tax liabilities	272	213
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit 20	1 379	2 415
Unfunded schemes 20	3 398	4 202
Provisions 19	826	732
Deferred tax liabilities 12	1 003	933

Total non-current liabilities	11 516	15 341

Called up share capital 21	484	512
Share premium account 21	165	162
Other reserves 21	(2 143)	(2 328)
Retained profit 21	12 724	10 015

Shareholders’ equity	11 230	8 361
Minority interests 21	442	404

Total equity	11 672	8 765

Total capital employed	23 188	24 106

Commitments and contingent liabilities are shown in note 25 on page 112.

These financial statements were approved by the Directors on 26 March 2007.

72	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

Consolidated cash flow statement Unilever Group

for the year ended 31 December

	€ million	€ million	€ million
	2006	2005	2004

Cash flow from operating activities 28	5 574	5 924	6 925
Income tax paid	(1 063)	(1 571)	(1 378)

Net cash flow from operating activities	4 511	4 353	5 547

Interest received	125	130	168
Purchase of intangible assets	(113)	(92)	(89)
Purchase of property, plant and equipment	(1 013)	(914)	(978)
Disposal of property, plant and equipment	192	124	151
Sale and leaseback transactions resulting in operating leases	–	69	47
Acquisition of group companies, joint ventures and associates	(96)	(20)	(40)
Consideration paid in respect of acquisitions made in previous years	–	–	(158)
Disposal of group companies, joint ventures and associates	1 873	804	413
Payments received in advance for future disposals	–	–	101
Acquisition of other non-current investments	(90)	(50)	(25)
Disposal of other non-current investments	61	83	68
Dividends from joint ventures, associates and other non-current investments	120	65	92
(Purchase)/sale of financial assets	96	316	130

Net cash flow from/(used in) investing activities	1 155	515	(120)

Dividends paid on ordinary share capital	(2 602)	(1 804)	(1 720)
Interest and preference dividends paid	(605)	(643)	(787)
Additional borrowings and change in short-term borrowings	2 154	3 968	2 966
Repayment of borrowings	(5 364)	(4 795)	(6 008)
Sale and leaseback transactions resulting in finance leases	2	–	211
Capital element of finance lease rental payments	(73)	(53)	(59)
Movement on treasury stock	98	(1 276)	(332)
Dividends paid and other payments (to)/from minority shareholders and joint ventures	(182)	(218)	(209)

Net cash flow from/(used in) financing activities	(6 572)	(4 821)	(5 938)

Net increase/(decrease) in cash and cash equivalents	(906)	47	(511)
Cash and cash equivalents at the beginning of the year	1 265	1 406	1 428
Effect of foreign exchange rate changes	351	(188)	489

Cash and cash equivalents at the end of the year 15	710	1 265	1 406

The cash flows of pension funds (other than contributions and other direct payments made by the Group in respect of pensions and similar obligations) are not included in the consolidated cash flow statement. Cash flows relating to discontinued operations included above are set out in note 27 on page 114.

Unilever Annual Report on Form 20-F 2006	73

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

1 Accounting information and policies

The accounting policies adopted are essentially the same as those which applied for the previous financial year. Changes arising from interpretations or amendments of applicable accounting standards are set out below under the heading of ‘Companies legislation and accounting standards’.

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

The Equalisation Agreement provides that both companies adopt the same accounting principles and requires as a general rule the dividends and other rights and benefits (including rights on liquidation) attaching to each €0.16 nominal of ordinary share capital of NV to be equal in value at the relevant rate of exchange to the dividends and other rights and benefits attaching to each 3 1/9p nominal of ordinary share capital of PLC, as if each such unit of capital formed part of the ordinary capital of one and the same company. For additional information please refer to ‘Corporate governance’ on page 39.

Basis of consolidation
Due to the operational and contractual arrangements referred to above, NV and PLC form a single reporting entity for the purposes of presenting consolidated accounts. Accordingly, the accounts of Unilever are presented by both NV and PLC as their respective consolidated accounts. Group companies included in the consolidation are those companies controlled by NV or PLC. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The net assets and results of acquired businesses are included in the consolidated accounts from their respective dates of acquisition, being the date on which the Group obtains control. The results of disposed businesses are included in the consolidated accounts up to their date of disposal, being the date control ceases.

Companies legislation and accounting standards
The consolidated accounts have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU, including interpretations from the International Financial Reporting Interpretations Committee (IFRIC) and the Standing Interpretations Committee (SIC), and with Book 2 of the Civil Code in the Netherlands and the United Kingdom Companies Act 1985.

The accounts are prepared under the historical cost convention unless otherwise indicated.

The accounting policies adopted are consistent with those of the previous financial year except that the Group has adopted the following IFRIC interpretations with effect from 1 January 2006. Adoption of these interpretations did not have a material effect on the financial statements of the Group.

•	IFRIC 4 ‘Determining Whether an Arrangement Contains a Lease’, provides guidance in determining whether arrangements contain a lease to which lease accounting must be applied.

•	IFRIC 5 ‘Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds’, establishes the accounting treatment for funds established to help finance decommissioning for a company’s assets.

The Group also applied the amendment to IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 4 ‘Insurance Contracts’ which requires that financial guarantee contracts are accounted for as financial instruments, initially recognised at fair value. As the Group has no material external financial guarantees, the amendment did not have a material effect on the financial statements.

In addition, the Group has applied the following changes in presentation of the financial statements:

•	Within the income statement, costs and revenues relating to restructuring, business disposals and impairments are shown separately;

•	Within the balance sheet, current tax assets were previously shown net within current tax liabilities. These are now reported separately on a gross basis; and

•	Secondary reporting segments are presented in four reporting segments, as opposed to six reporting segments in 2005. Further information is provided on page 81.

Variations from United States generally accepted accounting principles and Securities and Exchange Commission Financial Statement Requirements Regulation S-X are outlined in notes 34 and 35 on pages 124 to 140.

Foreign currencies
Items included in the financial statements of group companies are measured using the currency of the primary economic environment in which each entity operates (its functional currency). The consolidated financial statements are presented in euros. The functional currencies of NV and PLC are euros and sterling respectively.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying hedges. Those arising on trading transactions are taken to operating profit; those arising on cash, financial assets and borrowings are classified as finance income or cost.

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

The ordinary share capital of NV and PLC is translated in accordance with the Equalisation Agreement. The difference between the resulting value for PLC and the value derived by applying the year-end rate of exchange is taken to other reserves (see note 23 on page 110).

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

Cumulative exchange differences arising since the transition date of 1 January 2004 are reported as a separate component of other reserves (see note 23 on page 110). In the event of disposal or part disposal of an interest in a group company either through sale or as a result of a repayment of capital, the cumulative exchange difference is recognised in the income statement as part of the profit or loss on disposal of group companies.

Business Combinations
Business combinations are accounted for using the acquisition accounting method. This involves recognising identifiable assets and liabilities of the acquired business at fair value.

Acquisitions of minority interests are accounted for using the parent entity method, whereby the difference between the consideration and the book value of the share of the net assets acquired is recognised as goodwill.

74	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

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

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash generating units, or groups of cash generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquired business are assigned to those units or group of units. Each unit or group of units to which the goodwill is allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purposes, and is not larger than a segment based on either the Group’s primary or the Group’s secondary reporting format.

Intangible assets
On acquisition of group companies, Unilever recognises any specifically identifiable intangible assets separately from goodwill, initially measuring the intangible assets at fair value. Separately purchased intangible assets are initially measured at cost. Finite-lived intangible assets mainly comprise patented and non-patented technology, know-how and software. These assets are capitalised and amortised on a straight-line basis in the income statement over the period of their expected useful lives, or the period of legal rights if shorter, none of which exceeds ten years. Periods in excess of five years are used only where the Directors are satisfied that the life of these assets will clearly exceed that period.

Indefinite-lived intangibles are not amortised, but are subject to review for impairment.

Unilever monitors the level of product development costs against all the criteria set out in IAS 38. These include the requirement to establish that a flow of economic benefits is probable before costs are capitalised. For Unilever this is evident only shortly before a product is launched into the market. The level of costs incurred after these criteria have been met is currently insignificant.

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

Other non-current assets
Joint ventures are undertakings in which the Group has an interest and which are jointly controlled by the Group and one or more other parties. Associates are undertakings in which the Group has an investment and can exercise significant influence.

Interests in joint ventures and associates are accounted for using the equity method and are stated in the consolidated balance sheet at cost, adjusted for the movement in the Group’s share of their net assets and liabilities. The Group’s share of the profit or loss after tax of joint ventures and associates is included in the Group’s consolidated profit before taxation.

Biological assets are stated at fair value less estimated point-of-sale costs.

Financial instruments
Financial instruments are recognised when the Group becomes party to the contract. They are initially measured at fair value (the transaction price) adjusted, in the case of instruments not classified as fair value through profit or loss, by directly attributable transaction costs.

Financial assets
Market purchases and sales of financial assets are recognised using settlement date accounting. Financial assets, other than those which are financial assets at fair value through profit or loss, are initially recognised at fair value plus directly attributable transaction costs. Any impairment of a financial asset is charged to the income statement as it arises.

Financial assets are classified according to the purpose for which the investments were acquired. This gives rise to the following categories: held-to-maturity investments, loans and receivables, available-for-sale financial assets and financial assets at fair value through profit or loss. Unilever determines the classification of its investments at initial recognition.

Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that management has the positive intention and ability to hold to maturity. They are included in non-current investments at amortised cost using the effective interest method, less any amounts written off to reflect impairment.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a counterparty with no intention of trading the receivable. Loans and receivables are included in trade and other receivables in the balance sheet at amortised cost.

Short-term loans and receivables are initially measured at original invoice amount and subsequently measured after deducting any provision for impairment.

Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the income statement as gains and losses from investment securities. Interest on available-for-sale securities calculated using the effective interest rate method is recognised in the income statement as part of other income. Dividends on available-for-sale equity instruments are recognised in the income statement as part of other income when the Group’s right to receive payment is established.

Financial assets at fair value through profit or loss
A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated. Derivatives are also classified in this category unless they are designated as hedges. Assets in this category are classified as current assets if they are either held-for-trading or are expected to be realised within 12 months of the balance sheet date. Directly attributable transaction costs related to the purchase of the assets are expensed as incurred. Gains and losses arising from changes in fair value are included in the income statement.

Unilever Annual Report on Form 20-F 2006	75

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

1 Accounting information and policies (continued)

Borrowings and other financial liabilities
Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost unless they are part of a fair value hedge accounting relationship; any difference between the amount on initial recognition and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method. Those borrowings that are part of a fair value hedge accounting relationship are also recorded on an amortised cost basis, plus or minus the fair value attributable to the risk being hedged with a corresponding entry in the income statement.

Short-term financial liabilities are measured at original invoice amount. Borrowing costs are not capitalised as part of property, plant and equipment.

Derivative financial instruments
Derivatives are measured on the balance sheet at fair value. The activities of the Group expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The Group uses foreign exchange forward contracts, interest rate swap contracts and forward rate agreements to hedge these exposures. The Group also uses commodity contracts to hedge future requirements for certain raw materials, almost always for physical delivery. Those contracts that can also be settled in cash are treated as a financial instrument. The Group does not use derivative financial instruments for speculative purposes. The use of leveraged instruments is not permitted.

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity, and any ineffective portion is recognised immediately in the income statement. If the cash flow hedge of a firm commitment or forecasted transaction subsequently results in the recognition of a non-financial asset or a liability, then, at the time the non-financial asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the non-financial asset or liability. For hedged items that do not result in the recognition of a non-financial asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects net profit or loss.

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

For an effective hedge of an exposure to changes in the fair value of recognised assets and liabilities, the hedged item is adjusted for changes in fair value attributable to the risk being hedged with the corresponding entry in the income statement. Gains or losses from re-measuring the derivative, or for non-derivatives the foreign currency component of its carrying amount, are recognised in the income statement.

Changes in fair value of net investment hedges in relation to foreign subsidiaries are recognised directly in equity. Gains and losses accumulated in equity are included in the income statement when the foreign operation is partially disposed of or sold.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are carried at fair value with unrealised gains or losses reported in the income statement.

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

Inventories
Inventories are valued at the lower of weighted average cost and net realisable value. Cost comprises direct costs and, where appropriate, a proportion of attributable production overheads.

Cash and cash equivalents
For the purpose of preparation of the cash flow statement, cash and cash equivalents includes cash at bank and in hand, highly liquid interest bearing securities with original maturities of three months or less, and bank overdrafts.

Pensions and similar obligations
The operating and financing costs of defined benefit plans are recognised separately in the income statement. Service costs are systematically allocated over the service lives of employees, and financing costs are recognised in the periods in which they arise. The costs of individual events such as past service benefit enhancements, settlements and curtailments are recognised immediately in the income statement. Variations from expected costs, arising from the experience of the plans or changes in actuarial assumptions, are recognised immediately in the statement of recognised income and expense. The assets and liabilities of defined benefit plans are recognised at fair value in the balance sheet.

The charges to the income statement for defined contribution plans are the company contributions payable, and the assets and liabilities of such plans are not included in the balance sheet of the Group.

All defined benefit plans are subject to regular actuarial review using the projected unit method, either by external consultants or by actuaries employed by Unilever. Group policy is that the most important plans, representing approximately 80% of the defined benefit liabilities, are formally valued every year; other principal plans, accounting for approximately a further 15% of liabilities, have their liabilities updated each year. Group policy for the remaining plans requires a full actuarial valuation at least every three years. Asset values for all plans are updated every year.

Taxation
Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustments to tax payable in respect of previous years.

76	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

1 Accounting information and policies (continued)

Deferred taxation is recognised using the liability method on taxable temporary differences between the tax base and the accounting base of items included in the balance sheet of the Group. The following temporary differences are not provided for: goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the forseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates prevailing at the year end unless future rates have been enacted or substantively enacted.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Provisions
Provisions are recognised when either a legal or constructive obligation, as a result of a past event, exists at the balance sheet date and where the amount of the obligation can be reliably estimated.

Segment information
Segmental information is provided on the basis of geographical segments and product categories. The primary format, geographic regions, is based on the management structure of the Group, which operates in three geographical regions.

Revenue recognition
Turnover comprises sales of goods and services after deduction of discounts and sales taxes. It does not include sales between group companies. Discounts given by Unilever include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs.

Turnover is recognised when the risks and rewards of the underlying products and services have been substantially transferred to the customer. Revenue from services is recognised as the services are performed. Interest revenue is recognised as interest accrues using the effective interest method.

Research and market support costs
Expenditure on research and market support, such as advertising, is charged to the income statement when incurred.

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

A profit or loss is recognised on a sale and leaseback transaction based on the difference between sales proceeds and the carrying amount of the asset. Where the transaction results in a finance lease, the profit or loss is deferred and amortised over the lease term. Where the transaction results in an operating lease, any profit or loss is recognised immediately with reference to the proceeds of sale and the fair value of the asset.

Lease payments relating to operating leases are charged to the income statement on a straight-line basis over the lease term.

Share-based payments
The economic cost of awarding shares and share options to employees is reflected by recording a charge in the income statement equivalent to the fair value of the benefit awarded over the vesting period. The fair value is determined with reference to option pricing models, principally adjusted Black-Scholes models or a multinomial pricing model.

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

Assets held for sale
Assets and groups of assets and liabilities which comprise disposal groups are classified as ‘held for sale’ when all of the following criteria are met: a decision has been made to sell, the assets are available for sale immediately, the assets are being actively marketed, and a sale has been or is expected to be concluded within twelve months of the balance sheet date. Assets and disposal groups held for sale are valued at the lower of book value or fair value less disposal costs. Assets held for sale are not depreciated.

Critical accounting estimates and judgements
Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The preparation of financial statements under IFRS requires management to make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Income statement presentation
On the face of the income statement, costs and revenues relating to restructuring, business disposals and impairments are disclosed. In addition, individual items judged to be significant are disclosed separately. These are material in terms of nature and amount. These disclosures are given in order to provide additional information to help users better understand financial performance.

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

The recoverable amounts of cash-generating units are determined based on the higher of fair value less costs to sell and value-in-use calculations. These calculations require the use of estimates. Details of key assumptions made are set out in note 9 on page 89.

Retirement benefits
Pension accounting requires certain assumptions to be made in order to value our obligations and to determine the charges to be made to the income statement. These figures are particularly sensitive to assumptions for discount rates, mortality, inflation rates and expected long-term rates of return on assets. Details of assumptions made are given in note 20 on pages 103 and 104.

Unilever Annual Report on Form 20-F 2006	77

Back to Contents

Financial Statements (continued)

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

Provisions
Provision is made, among other reasons, for legal matters, disputed indirect taxes, employee termination costs and restructuring where a legal or constructive obligation exists at the balance sheet date and a reliable estimate can be made of the likely outcome. The nature of these costs is such that judgement has to be applied to estimate the timing and amount of cash outflows.

Recent accounting developments
IFRS 7, ‘Financial Instruments: Disclosures’, (effective from 1 January 2007), introduces significant new disclosures to improve the information about financial instruments. It requires the disclosures of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including analysis of sensitivity to market risk. It replaces disclosure requirements in IAS 32, ‘Financial Instruments: Disclosure and Presentation’.

In addition an amendment has been issued to IAS 1 ‘Presentation of Financial Statements’ which requires Unilever to make new disclosures to enable the users of financial statements to evaluate the Group’s objectives, policies and processes for managing capital.

Unilever will apply IFRS 7 and the amendment to IAS 1 from January 2007.

IFRS 8 ‘Operating Segments’ (effective from 1 January 2009) introduces a management reporting approach to segment reporting. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. It replaces disclosure requirements in IAS 14 ‘Segment Reporting’ and its impact is currently being assessed by the Group.

The following interpretations, relevant to Unilever, have been released and will be adopted by Unilever on the dates as noted. Adoption is not expected to have a material effect on the consolidated results of operations or financial position of Unilever.

•	IFRIC 7, ‘Applying the Restatement Approach’ under IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ (effective for Unilever from 1 January 2007) provides guidance on how to apply the requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy when that economy was not hyperinflationary in the prior period.

•	IFRIC 9 ‘Reassessment of embedded derivatives’ (effective for Unilever from 1 January 2007) requires an entity to assess whether a contract contains an embedded derivative at the date an entity first becomes a party to the contract and prohibits reassessment unless there is a change to the contract that significantly modifies the cash flows.

•	IFRIC 10 ‘Interim Financial Reporting and Impairment’ (effective for Unilever from 1 January 2007) states that any impairment loss recognised for goodwill and equity instruments classified as available for sale in an interim period may not be reversed in subsequent interim periods.

Recent changes in reporting requirements under US GAAP are discussed in note 34 on page 131.

78	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

2 Segment information

Our primary reporting segments are geographic, comprising our three operating regions of Europe, The Americas and Asia Africa. The home countries of the Unilever Group are the Netherlands and the United Kingdom. Turnover for these two countries combined in 2006 was €3 710 million (2005: €3 679 million; 2004: €3 831 million). The combined operating profit in 2006 was €555 million (2005: €648 million; 2004: €667 million). Turnover for the United States for 2006 was €7 627 million (2005: €7 550 million; 2004: €7 361 million). No other countries had turnover of more than 10% of the group total.

The analysis of turnover by geographical area is stated on the basis of origin. Turnover on a destination basis would not be materially different. Inter-segment sales between geographical areas and between product areas as on page 81 are not material. Total assets and capital expenditure are based on the location of the assets. Segment results are presented on the basis of operating profit. Segment assets consist primarily of property, plant and equipment, goodwill and other intangible assets, inventories and receivables. Corporate assets consist of financial assets, cash and cash equivalents, other non-current investments and pension and current and deferred tax assets. Segment liabilities consist primarily of trade payables and other liabilities. Corporate liabilities include borrowings, tax balances payable, provisions and pension and deferred tax liabilities. Capital expenditure comprises additions to property, plant and equipment and intangible assets, including additions resulting from acquisitions. Other non-cash charges include charges to the income statement during the year in respect of share-based compensation, restructuring and other provisions.

Additional segment information relevant to reporting in the United States is set out in note 35 on pages 132 to 133.

	€ million	€ million	€ million	€ million
		The	Asia
Analysis by geographical segment	Europe	Americas	Africa	Total

2006
Turnover	15 000	13 779	10 863	39 642
Operating profit	1 903	2 178	1 327	5 408
Net finance costs				(721)
Share of net profit/(loss) of joint ventures	17	60	1	78
Share of net profit/(loss) of associates	36	–	–	36
Other income from non-current investments				30

Profit before taxation				4 831
Taxation				(1 146)

Net profit from continuing operations				3 685
Net profit from discontinued operations				1 330

Net profit				5 015

2005
Turnover	14 940	13 179	10 282	38 401
Operating profit	2 064	1 719	1 291	5 074
Net finance costs				(613)
Share of net profit/(loss) of joint ventures	11	36	–	47
Share of net profit/(loss) of associates	(25)	1	(1)	(25)
Other income from non-current investments				33

Profit before taxation				4 516
Taxation				(1 181)

Net profit from continuing operations				3 335
Net profit from discontinued operations				640

Net profit				3 975

2004
Turnover	15 252	12 296	9 620	37 168
Operating profit	2 045	896	1 040	3 981
Net finance costs				(623)
Share of net profit/(loss) of joint ventures	6	31	2	39
Share of net profit/(loss) of associates	(2)	3	1	2
Other income from non-current investments				54

Profit before taxation				3 453
Taxation				(725)

Net profit from continuing operations				2 728
Net profit from discontinued operations				213

Net profit				2 941

Unilever Annual Report on Form 20-F 2006	79

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

2 Segment information (continued)

	€ million	€ million	€ million	€ million
		The	Asia
Analysis by geographical segment	Europe	Americas	Africa	Total

Assets
2006
Segment assets	14 445	11 550	5 875	31 870
Joint ventures/associates	78	16	9	103

Total assets by geographical segment	14 523	11 566	5 884	31 973
Corporate assets				5 099

Total assets				37 072

2005
Segment assets(a)	15 138	12 532	6 299	33 969
Joint ventures/associates	26	37	21	84

Total assets by geographical segment	15 164	12 569	6 320	34 053
Corporate assets				5 447

Total assets				39 500

Liabilities
2006
Segment liabilities	4 375	1 732	2 192	8 299
Joint ventures/associates	18	11	5	34

Total liabilities by geographical segment	4 393	1 743	2 197	8 333
Corporate liabilities				17 067

Total liabilities				25 400

2005
Segment liabilities	4 485	1 914	2 244	8 643
Joint ventures/associates	20	11	6	37

Total liabilities by geographical segment	4 505	1 925	2 250	8 680
Corporate liabilities				22 055

Total liabilities				30 735

Capital expenditure
2006	511	396	294	1 201
2005	447	305	298	1 050

Depreciation of property, plant and equipment
2006	(368)	(239)	(180)	(787)
2005	(390)	(230)	(150)	(770)
2004	(429)	(303)	(217)	(949)

Amortisation of finite-lived intangible assets and software
2006	(63)	(76)	(18)	(157)
2005	(52)	(38)	(9)	(99)
2004	(37)	(24)	(3)	(64)

(a)	During the year the Directors have reassessed the allocation of goodwill to segments following the implementation of a new operating framework and establishment of primary segments based on geographies during 2005. The reassessment is based on the relative fair values of the segments at the time of the implementation of the new operating framework and results in a reallocation of goodwill (and associated currency retranslation effects during 2005) from Europe and The Americas regions of €0.1 billion and €1.1 billion respectively into the Asia Africa region. Segmental amounts for 2005 have been amended to reflect this allocation.

80	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

2 Segment information (continued)

	€ million	€ million	€ million	€ million
		The	Asia
Analysis by geographical segment	Europe	Americas	Africa	Total

Impairment charges
2006
Goodwill	(12)	–	–	(12)
Intangible assets	–	(2)	–	(2)

Total impairment charge	(12)	(2)	–	(14)

2005
Goodwill	–	(129)	(2)	(131)
Intangible assets	–	(241)	(10)	(251)
Other	–	–	(15)	(15)

Total impairment charge	–	(370)	(27)	(397)

2004
Goodwill	(147)	(793)	(63)	(1 003)

Other non-cash charges
2006	(679)	(231)	(52)	(962)
2005	(224)	(311)	(53)	(588)
2004	(417)	(472)	(194)	(1 083)

Although the Group’s operations are managed on a geographical basis, the two Foods and Home and Personal Care categories manage brands which we group into our principal product areas; these are our secondary reporting segments and are listed below. In 2006, we reviewed the structure of our secondary reporting segments in the light of the planned disposal of the majority of our European frozen foods businesses. As a consequence we are presenting the main product areas in four reporting segments, as opposed to six reporting segments in 2005. We have presented the information on this basis, as the products in each of the four reported segments are substantially similar in nature, and combining the segments provides more meaningful information. Information for prior years has been restated accordingly.

Savoury, dressings and spreads – including sales of soups, bouillons, sauces, snacks, mayonnaise, salad dressings, olive oil, margarines and spreads, and cooking products such as liquid margarines.
Ice cream and beverages – including sales of ice cream, tea, weight management products, and nutritionally enhanced staples sold in developing markets.
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

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
					Home	Home
	Savoury,	Ice cream			care	and
	dressings	and		Personal	and	personal
Analysis by product area	and spreads	beverages	Foods	care	other	care	Total

2006
Turnover	13 767	7 578	21 345	11 122	7 175	18 297	39 642
Operating profit	1 993	900	2 893	1 913	602	2 515	5 408
Net finance costs							(721)
Share of net profit/(loss) of joint ventures	13	64	77	1	–	1	78
Share of net profit/(loss) of associates	–	–	–	–	36	36	36
Other income from non-current investments							30

Profit before taxation							4 831
Taxation							(1 146)

Net profit from continuing operations							3 685
Net profit from discontinued operations							1 330

Net profit							5 015

Unilever Annual Report on Form 20-F 2006	81

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

2 Segment information (continued)

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
					Home	Home
	Savoury,	Ice cream			care	and
	dressings	and		Personal	and	personal
Analysis by product area	and spreads	beverages	Foods	care	other	care	Total

2005
Turnover	13 557	7 332	20 889	10 485	7 027	17 512	38 401
Operating profit	2 026	609	2 635	1 793	646	2 439	5 074
Net finance costs							(613)
Share of net profit/(loss) of joint ventures	10	36	46	1	–	1	47
Share of net profit/(loss) of associates	–	–	–	–	(25)	(25)	(25)
Other income from non-current investments							33

Profit before taxation							4 516
Taxation							(1 181)

Net profit from continuing operations							3 335
Net profit from discontinued operations							640

Net profit							3 975

2004
Turnover	13 476	7 090	20 566	9 780	6 822	16 602	37 168
Operating profit	1 880	(30)	1 850	1 508	623	2 131	3 981
Net finance costs							(623)
Share of net profit/(loss) of joint ventures	5	31	36	1	2	3	39
Share of net profit/(loss) of associates	–	–	–	–	2	2	2
Other income from non-current investments							54

Profit before taxation							3 453
Taxation							(725)

Net profit from continuing operations							2 728
Net profit from discontinued operations							213

Net profit							2 941

Assets
2006
Segment assets	20 434	4 485	24 919	3 616	3 335	6 951	31 870
Joint ventures/associates	29	24	53	7	43	50	103

Total assets by product area	20 463	4 509	24 972	3 623	3 378	7 001	31 973
Corporate assets							5 099

Total assets							37 072

2005
Segment assets	21 289	5 455	26 744	3 622	3 603	7 225	33 969
Joint ventures/associates	23	31	54	9	21	30	84

Total assets by product area	21 312	5 486	26 798	3 631	3 624	7 255	34 053
Corporate assets							5 447

Total assets							39 500

Capital expenditure
2006	387	327	714	195	292	487	1 201
2005	346	226	572	245	233	478	1 050

82	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

3 Gross profit and operating costs

	€ million	€ million	€ million
	2006	2005	2004

Turnover	39 642	38 401	37 168
Cost of sales	(20 093)	(19 539)	(18 942)

Gross profit	19 549	18 862	18 226
Distribution and selling costs	(9 486)	(9 078)	(8 025)
Administrative expenses(a)	(4 655)	(4 710)	(6 220)

Operating profit	5 408	5 074	3 981

(a)	Includes amortisation of finite-lived intangible assets and impairment of goodwill and intangible assets.

The following items are disclosed on the face of the income statement as separate disclosure provides additional information to users to help them better understand underlying business performance.

	€ million	€ million	€ million
	2006	2005	2004

Restructuring	(704)	(328)	(913)
Business disposals, impairments and other
Gain/(loss) on disposals of group companies	179	132	264
Impairments	(14)	(397)	(1 003)
(Provision for)/release of Brazilian sales tax	31	16	(169)
Gains on US healthcare and UK pensions	266	–	–

Restructuring costs are incurred as the business continues to reorganise operations and support functions. They primarily relate to redundancy and retirement costs. Business disposals generate both costs and revenues which are not reflective of underlying performance. Impairment charges are primarily recognised for goodwill other than where included in restructuring or as part of business disposals. In 2005 and 2004 significant impairment charges were recognised in respect of Slim•Fast, respectively €363 million and €791 million.

The gains on US healthcare arise from the introduction of an annual cap on the benefits which each participant can claim. The gain in the UK results from reducing deferred pensions if they are taken early.

Other items within operating costs include:

	€ million	€ million	€ million
	2006	2005	2004

Staff costs	(5 355)	(5 745)	(5 708)
Raw and packaging materials and goods purchased for resale	(15 655)	(15 106)	(14 278)
Amortisation of finite-lived intangible assets and software	(157)	(99)	(64)
Depreciation of property, plant and equipment	(787)	(770)	(949)
Advertising and promotions	(5 203)	(4 918)	(4 365)
Exchange gains/(losses)	(25)	19	(97)
Lease rentals	(451)	(421)	(389)
Minimum operating lease payments	(455)	(423)	(393)
Contingent operating lease payments	(3)	(3)	(5)
Less: Sub-lease income relating to operating lease agreements	7	5	9

Total expenditure on research and development in 2006, including costs incurred under some of the headings reported above, was €906 million (2005: €932 million; 2004: €972 million).

Unilever Annual Report on Form 20-F 2006	83

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

4 Staff costs

	€ million	€ million	€ million
Staff costs	2006	2005	2004

Remuneration of employees	(4 377)	(4 456)	(4 378)
Emoluments of Executive Directors	(8)	(11)	(12)
Pensions and other post-employment benefits(a)	(132)	(384)	(445)
Social security costs	(718)	(702)	(660)
Share-based compensation costs	(120)	(192)	(213)

	(5 355)	(5 745)	(5 708)

(a)	In 2006 includes gains of €266 million arising from changes in US post-retirement healthcare plans and UK pension plans.

	‘000	‘000	‘000
Average number of employees during the year	2006	2005	2004

Europe	47	51	53
The Americas	46	46	48
Asia Africa	96	115	126

	189	212	227

5 Net finance costs

	€ million	€ million	€ million
Finance costs	2006	2005	2004

Finance costs	(590)	(689)	(714)

Bank loans and overdrafts	(93)	(90)	(106)
Bonds and other loans	(505)	(580)	(612)
Dividends paid on preference shares(a)	(6)	(11)	n/a
Exchange gains/(losses)	14	(8)	4

Preference shares provision(b)	(300)	–	–
Finance income	128	129	145
Pensions and similar obligations(c)	41	(53)	(54)

	(721)	(613)	(623)

(a)	From 1 January 2005, Unilever has adopted IAS 32 ‘Financial Instruments: Disclosure and Presentation’ which requires preference shares that provide for a fixed preference dividend to be classified as borrowings, and preference dividends to be recognised in the income statement as a finance cost. In accordance with the transition rules for IAS 32, 2004 comparatives have not been restated.
(b)	For further information please refer to note 19 on page 102.
(c)	Net finance costs in respect of pensions and similar obligations are analysed in note 20 on page 106.

84	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

6 Taxation

	€ million	€ million	€ million
Tax charge in income statement	2006	2005	2004

Current tax
Current year	(1 171)	(1 172)	(1 534)
Over/(under) provided in prior years(a)	206	107	330

	(965)	(1 065)	(1 204)
Deferred tax
Origination and reversal of temporary differences	(171)	(123)	445
Changes in tax rates	(15)	2	34
Utilisation of unrecognised losses brought forward	5	5	–

	(181)	(116)	479

	(1 146)	(1 181)	(725)

(a)	Provisions have been released for amounts over provided for tax in prior years in a number of countries, none of which is individually material.

Europe is considered to be Unilever’s domestic tax base. The reconciliation between the computed weighted average rate of income tax expense, which is generally applicable to Unilever’s European companies, and the actual rate of taxation charged is as follows:

	%	%	%
Reconciliation of effective tax rate	2006	2005	2004

Computed rate of tax(b)	30	31	32
Differences due to:
Other rates applicable to non-European countries	1	–	1
Incentive tax credits	(7)	(5)	(5)
Withholding tax on dividends	1	2	2
Adjustments to previous years	(4)	(2)	(10)
Expenses not deductible for tax purposes	2	2	–
Utilisation of previously unrecognised tax losses	–	(1)	–
Other	1	(1)	1

Effective tax rate	24	26	21

(b)	The computed tax rate used is the average of the standard rate of tax applicable in the European countries in which Unilever operates, weighted by the amount of profit before taxation generated in each of those countries.

Unilever Annual Report on Form 20-F 2006	85

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

6 Taxation (continued)

The following tables analyse profit before taxation and actual taxation charges between those arising in Europe and elsewhere.

	€ million	€ million	€ million
	2006	2005	2004

Profit before taxation
Europe
Parent and group companies	2 266	2 379	2 203
Share of net profit/(loss) of joint ventures	17	11	7
Share of net profit/(loss) of associates	36	(20)	(2)

	2 319	2 370	2 208
Outside Europe
Group companies	2 451	2 115	1 209
Share of net profit/(loss) of joint ventures	61	36	32
Share of net profit/(loss) of associates	–	(5)	4

	2 512	2 146	1245

	4 831	4 516	3 453

Taxation
Europe
Parent and group companies:
Current taxes payable	(359)	(414)	(615)
Deferred taxation	(174)	(162)	164

Accelerated depreciation	2	22	54
Pensions	(196)	(123)	(63)
Provisions	24	(25)	57
Goodwill and intangible assets	4	(48)	109
Other	(8)	12	7

	(533)	(576)	(451)
Outside Europe
Group companies:
Current taxes payable	(606)	(651)	(589)
Deferred taxation	(7)	46	315

Accelerated depreciation	25	(40)	(20)
Pensions	(142)	28	(26)
Provisions	16	(78)	205
Goodwill and intangible assets	98	123	168
Other	(4)	13	(12)

	(613)	(605)	(274)

	(1 146)	(1 181)	(725)

86	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

7 Combined earnings per share

	€	€	€
Combined earnings per share	2006	2005	2004

From continuing operations
Basic earnings per share	1.19	1.07	0.87
Diluted earnings per share	1.15	1.04	0.84

From discontinued operations
Basic earnings per share	0.46	0.22	0.07
Diluted earnings per share	0.45	0.21	0.07

From total operations
Basic earnings per share	1.65	1.29	0.94
Diluted earnings per share	1.60	1.25	0.91

Basis of calculation
The calculations of combined earnings per share are based on the net profit attributable to ordinary capital divided by the average number of share units representing the combined ordinary capital of NV and PLC in issue during the year, after deducting shares held as treasury stock. Earnings per share are calculated on the basis of the revised nominal share values which have been applied since 22 May 2006 and which resulted in a one-to-one equivalence of ordinary shares of NV and PLC as regards their economic interest in the Group. For further information please refer to note 22 on page 109.

The calculations of diluted earnings per share are based on: (i) conversion into PLC ordinary shares of the shares in a group company which are convertible in the year 2038, as described in Corporate governance on page 42; (ii) conversion of the €0.05 NV preference shares; (iii) the effect of share-based compensation plans, details of which are set out in note 29 on pages 117 to 121; and (iv) the forward equity contract described in note 29 on page 121.

On 15 February 2005, Unilever converted its €0.05 NV preference shares into ordinary €0.51 NV shares. The conversion was made using shares already held by Unilever for the purposes of satisfying the Group’s share-based compensation plans. Unilever bought further ordinary shares in the market during 2005 to the extent required to restore the hedging position. Until the date of conversion, the €0.05 preference shares were potentially dilutive for the purposes of the calculation of fully diluted earnings per share, as shown below. At midnight on 13 July 2005 the €0.05 NV preference shares were cancelled.

			Millions of share units
	Calculation of average number of share units	2006	2005	2004

Average number of shares:	NV	1 714.7	1 714.7	1 714.7
	PLC	1 310.2	1 310.2	1 310.2
	Less shares held by employee share trusts and companies	(141.6)	(111.9)	(134.7)

	Combined average number of share units for all bases except diluted earnings per share	2 883.3	2 913.0	2 890.2
	Add shares issuable in 2038	70.9	70.9	70.9
	Add shares for conversion	–	7.1	56.6
	Add dilutive effect of share-based compensation plans and forward equity contract	18.3	16.0	14.9

	Adjusted combined average number of share units for diluted earnings per share basis	2 972.5	3 007.0	3 032.6

	€ million	€ million	€ million
Calculation of earnings	2006	2005	2004

Net profit attributable to shareholders’ equity	4 745	3 766	2 755
Less preference dividends	n/a	n/a	(28)

Net profit attributed to ordinary capital for basic earnings per share calculations	4 745	3 766	2 727

Adjusted net profit attributed to ordinary capital for the diluted earnings per share calculation(a)	4 745	3 769	2 748

(a)	In accordance with IAS 33, the net profit for diluted earnings per share has been adjusted for the preference dividend on shares for conversion, which in 2006 amounted to €nil (2005: €3 million; 2004: €21 million).

Unilever Annual Report on Form 20-F 2006	87

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

8 Dividends on ordinary capital

	€ million	€ million	€ million
Dividends paid on ordinary capital during the year	2006	2005	2004

Final dividend 2003 paid in June 2004	–	–	(1 116)
Interim dividend 2004 paid in November 2004	–	–	(603)
Final dividend 2004 paid in June 2005	–	(1 229)	–
Interim dividend 2005 paid in December 2005	–	(638)	–
Final dividend 2005 paid in June 2006	(1 269)	–	–
Interim dividend 2006 paid in December 2006	(664)	–	–
One-off dividend paid in December 2006	(751)	–	–

	(2 684)	(1 867)	(1 719)

	Per €0.16 NV ordinary share			Per 3 1/9p PLC ordinary share
	€	€	€	pence	pence	pence
Dividends per share	2006	2005	2004	2006	2005	2004

Interim	0.23	0.22	0.21	15.62	15.04	14.07
Final	–	0.44	0.42	–	30.09	28.49
Proposed final(a)	0.47	–	–	32.04	–	–

	0.70	0.66	0.63	47.66	45.13	42.56
One-off	0.26	–	–	17.66	–	–

	0.96	0.66	0.63	65.32	45.13	42.56

(a)	The proposed final dividend on ordinary capital for the year 2006 has to be approved by shareholders at the Annual General Meetings. In accordance with IFRS, no provision for the amount of this dividend, estimated at €1 358 million, has been recognised in the financial statements for the year ended 31 December 2006.

Full details of dividends per share for the years 2002 to 2006 are given on page 155.

9 Goodwill and intangible assets

Indefinite-lived intangible assets principally comprise those trademarks for which there is no foreseeable limit to the period over which they are expected to generate net cash inflows. These are considered to have an indefinite life, given the strength and durability of our brands and the level of marketing support. Brands that are classified as indefinite have been in the market for many years, and the nature of the industry we operate in is such that brand obsolescence is not common, if appropriately supported by advertising and marketing spend. Finite-lived intangible assets, which primarily comprise patented and non-patented technology, know-how, and software, are capitalised and amortised in operating profit on a straight-line basis over the period of their expected useful lives, none of which exceeds ten years. The level of amortisation for finite-lived intangible assets is not expected to change materially over the next five years.

	€ million	€ million
At cost less amortisation and impairment	2006	2005

Goodwill	12 425	12 963
Indefinite-lived intangible assets	4 174	4 450
Finite-lived intangible assets	343	416
Software	264	226

	17 206	18 055

	€ million	€ million	€ million	€ million	€ million
		Indefinite-	Finite-
		lived	lived
		intangible	intangible
Movements during 2006	Goodwill	assets	assets	Software	Total

Cost
1 January 2006	14 080	4 713	631	291	19 715
Acquisitions of group companies	60	8	1	–	6
Disposals of group companies	(1)	–	–	–	(1)
Change in useful life assumptions	–	(32)	32	–	–
Additions	–	–	3	110	113
Currency retranslation	(685)	(280)	(25)	(9)	(999)

31 December 2006	13 454	4 409	642	392	18 897

Amortisation and impairment
1 January 2006	(1 117)	(263)	(215)	(65)	(1 660)
Amortisation for the year	–	–	(94)	(63)	(157)
Impairment	(12)	–	–	(2)	(14)
Currency retranslation	100	28	10	2	140

31 December 2006	(1 029)	(235)	(299)	(128)	(1 691)

Net book value 31 December 2006	12 425	4 174	343	264	17 206

88	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

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

There are no significant carrying amounts of goodwill and intangible assets that are allocated across multiple cash generating units (CGUs).

Impairments charges in the year
The impairments charged in 2006 principally relate to planned business disposals that will be completed during 2007.

In 2006, Slim•Fast was fully integrated into The Americas business as part of the North American beverage operations. As a result of the integration, Slim•Fast is no longer evaluated on a stand-alone basis but as part of the North American beverage CGU. The 2006 impairment review on this basis and on a stand-alone basis did not result in any impairments (2005: €363 million; 2004: €791 million).

Significant CGUs
The goodwill and indefinite-lived intangible assets (predominantly Knorr and Hellmann’s) held in the global savoury and dressings CGU, comprising €11.6 billion (2005: €11.9 billion) and €3.4 billion (2005: €3.6 billion) respectively, are considered significant in comparison to the total carrying amounts of goodwill and indefinite-lived intangible assets at 31 December 2006. No other CGUs are considered significant in this respect.

During 2006, we conducted an impairment review of the carrying value of these assets. Value in use of the global savoury and dressings CGU has been calculated as the present value of projected future cash flows. A pre-tax discount rate of 10% was used.

The following key assumptions were used in the discounted cash flow projections for the savoury and dressings CGU:

•	a longer-term sustainable growth rate of 3%, adjusted for market fade, used to determine an appropriate terminal value multiple;
•	average near-term nominal growth for the major product groups within the CGU of 3%; and
•	average operating margins for the major product groups within the CGU ranging from 16% to 19%.

The growth rates and margins used to estimate future performance are based on past performance and our experience of growth rates and margins achievable in our key markets as a guide. We believe that the assumptions used in estimating the future performance of the savoury and dressings CGU are consistent with past performance.

The projections covered a period of ten years as we believe this to be a suitable timescale over which to review and consider annual performance before applying a fixed terminal value multiple to the final year cash flows of the detailed projection. Stopping the detailed projections after five years and applying a terminal value multiple thereafter would not result in a value in use that would cause impairment.

The growth rates used to estimate future performance beyond the periods covered by our annual planning and strategic planning processes do not exceed the long-term average rates of growth for similar products.

We have performed sensitivity analysis around the base case assumptions and have concluded that no reasonably possible changes in key assumptions would cause the recoverable amount of the global savoury and dressings CGU to be less than the carrying amount.

Unilever Annual Report on Form 20-F 2006	89

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

10 Property, plant and equipment

	€ million	€ million
At cost less depreciation and impairment	2006	2005

Land and buildings	1 944	1 994
Plant and equipment	4 332	4 498

	6 276	6 492

Includes freehold land	205	224

Commitments for capital expenditure at 31 December	231	263

	€ million	€ million	€ million
	Land and	Plant and
Movements during 2006	buildings	equipment	Total

Gross
1 January 2006	3 014	10 845	13 859
Acquisitions of group companies	2	6	8
Disposals of group companies	(130)	(291)	(421)
Additions	150	921	1 071
Disposals	(80)	(586)	(666)
Currency retranslation	(136)	(446)	(582)
Reclassification as held for sale(a)	95	(69)	26
Other adjustments	77	(9)	68

31 December 2006	2 992	10 371	13 363

Depreciation
1 January 2006	(1 020)	(6 347)	(7 367)
Disposals of group companies	50	185	235
Depreciation charge for the year(b)	(74)	(731)	(805)
Disposals	45	512	557
Currency retranslation	38	251	289
Reclassification as held for sale(a)	(18)	69	51
Other adjustments	(69)	22	(47)

31 December 2006	(1 048)	(6 039)	(7 087)

Net book value 31 December 2006	1 944	4 332	6 276

Includes payments on account and assets in course of construction	71	478	549

(a)	After reinstating certain assets with gross value of €112 million and accumulated depreciation of €28 million which were previously classified as held for sale.
(b)	Includes €(18) million relating to discontinued operations.

90	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

10 Property, plant and equipment (continued)

	€ million	€ million	€ million
	Land and	Plant and
Movements during 2005	buildings	equipment	Total

Gross
1 January 2005	2 859	10 013	12 872
Disposals of group companies	(26)	(117)	(143)
Additions	163	795	958
Disposals	(95)	(619)	(714)
Reversal of asset held for sale not included in final disposal	53	57	110
Currency retranslation	269	798	1 067
Reclassification as held for sale	(175)	(116)	(291)
Other adjustments	(34)	34	–

31 December 2005	3 014	10 845	13 859

Depreciation
1 January 2005	(966)	(5 855)	(6 821)
Disposals of group companies	12	91	103
Depreciation charge for the year(c)	(77)	(715)	(792)
Disposals	53	549	602
Reversal of asset held for sale not included in final disposal	(5)	(50)	(55)
Currency retranslation	(83)	(466)	(549)
Reclassification as held for sale	51	94	145
Other adjustments	(5)	5	–

31 December 2005	(1 020)	(6 347)	(7 367)

Net book value 31 December 2005	1 994	4 498	6 492

Includes payments on account and assets in course of construction	64	487	551

(c)	Includes €(22) million relating to discontinued operations.

Included in the above is property, plant and equipment under a number of finance lease agreements, for which the book values are as follows:

	€ million	€ million	€ million
		Plant and
Net book value	Buildings	equipment	Total

Gross book value	62	369	431
Depreciation	(20)	(201)	(221)

31 December 2006	42	168	210

Gross book value	68	354	422
Depreciation	(18)	(202)	(220)

31 December 2005	50	152	202

Unilever Annual Report on Form 20-F 2006	91

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

11 Other non-current assets

	€ million	€ million
	2006	2005

Interest in net assets of joint ventures	57	67
Interest in net assets of associates	46	17
Other non-current assets	771	757

	874	841

	€ million	€ million
Movements during 2006 and 2005	2006	2005

Joint ventures(a)
1 January	67	32
Additions(b)	–	26
Dividends received/reductions	(85)	(43)
Share in net profit	78	47
Currency retranslation	(3)	5

31 December	57	67

Associates(c)
1 January	(20)	6
Acquisitions/(disposals)	5	7
Dividends received/reductions	(13)	(11)
Share in net profit	36	(25)
Currency retranslation	4	3

	12	(20)
Of which: Net liabilities of JohnsonDiversey reclassified to provisions	34	37

31 December	46	17

Other non-current assets(d)
1 January	757	731
Additions/(reductions)/(impairments)/fair value movements	46	(22)
Currency retranslation	(32)	48

31 December	771	757

(a)	Our principal joint ventures are the FIMA business in Portugal and the Pepsi/Lipton Partnership in the US.
(b)	Effect of the 2005 transaction in connection with our Foods business in Portugal (see note 26 on page 113).
(c)	Associates primarily comprise our investments in JohnsonDiversey Holdings Inc., Palmci and Langholm Capital Partners. Other Unilever Ventures assets (excluding Langholm) are included under ‘Other non-current assets’ above.
(d)	Other non-current assets are mainly available-for-sale assets, and predominantly consist of investments in a number of companies and financial institutions in India, Europe and the US, including €181 million (2005: €197 million) of assets in a trust to fund benefit obligations in the US (see also note 20 on page 103). Also included under this heading are biological assets with a fair value of €36 million (2005: €37 million).

	€ million	€ million
Analysis of listed and unlisted investments	2006	2005

Investments listed on a recognised stock exchange	402	326
Unlisted investments	369	431

	771	757

	€ million	€ million	€ million
Other income from non-current investments	2006	2005	2004

Income from other non-current investments	21	20	36
Profit/(loss) on disposal	9	13	18

	30	33	54

The joint ventures and associates have no significant contingent liabilities to which the Group is exposed, and the Group has no significant contingent liabilities in relation to its interest in the joint ventures and associates.

The Group has no outstanding capital commitments to joint ventures.

Outstanding balances with joint ventures and associates are shown in note 30 on page 122.

92	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

12 Deferred taxation

	€ million	€ million	€ million	€ million	€ million
	As at 1			Acquisitions	As at 31
	January	Income		and	December
Movements during the year	2006	statement (a)	Equity (b)	disposals	2006

Pensions and similar obligations	1 478	(344)	(415)	(5)	714
Provisions	666	40	(37)	23	692
Goodwill and intangible assets	(834)	102	49	(1)	(684)
Accelerated tax depreciation	(742)	55	29	9	(649)
Tax losses	146	(36)	(5)	8	113
Fair value gains	–	(2)	1	–	(1)
Fair value losses	–	7	(3)	–	4
Share-based payments	74	9	11	(2)	92
Other	(18)	13	(2)	(11)	(18)

	770	(156)	(372)	21	263

(a)	Includes €25 million credit reported under discontinued operations in the income statement.
(b)	Of the total movement in equity of €372 million, €39 million arises as a result of currency retranslation.

At the balance sheet date, the Group has unused tax losses of €1 621 million and tax credits amounting to €338 million available for offset against future taxable profits. Deferred tax assets h ave not been recognised in respect of unused tax losses of €1 243 million and tax credits of €338 million, as it is not probable that there will be future taxable profits within the entities against which the losses can be utilised. The majority of these tax losses and credits arise in tax jurisdictions where they do not expire with the exception of €494 million of state and federal tax losses in the USA which expire between now and 2026.

Other deductible temporary differences of €199 million have not been recognised as a deferred tax asset. There is no expiry date for these differences.

At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was €755 million (2005: €765 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences, and it is probable that such differences will not reverse in the forseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	€ million	€ million	€ million	€ million	€ million	€ million
	Assets	Assets	Liabilities	Liabilities	Total	Total
Deferred tax assets and liabilities	2006	2005	2006	2005	2006	2005

Pensions and similar obligations	925

		1 709

			(211
)
				(231
)
					714

						1 478

Provisions	670	704	22	(38)	692	666
Goodwill and intangible assets	(194)	(431)	(490)	(403)	(684)	(834)
Accelerated tax depreciation	(328)	(489)	(321)	(253)	(649)	(742)
Tax losses	112	144	1	2	113	146
Fair value gains	(1)	–	–	–	(1)	–
Fair value losses	4	6	–	(6)	4	–
Share-based payments	92	74	–	–	92	74
Other	(14)	(14)	(4)	(4)	(18)	(18)

	1 266	1 703	(1 003)	(933)	263	770

Of which deferred tax to be recovered/(settled) after
more than 12 months	460	1 269	(621)	(834)	(161)	435

Unilever Annual Report on Form 20-F 2006	93

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

13 Inventories

	€ million	€ million
Inventories	2006	2005

Raw materials and consumables	1 360	1 512
Finished goods and goods for resale	2 436	2 595

	3 796	4 107

Inventories with a value of €96 million (2005: €123 million) are carried at net realisable value, this being lower than cost. During 2006, €160 million (2005: €159 million) was charged to the income statement for damaged, obsolete and lost inventories. In 2006, €34 million (2005: €35 million) was utilised or released to the income statement from inventory provisions taken in earlier years.

In 2006, inventories with a carrying amount of €6 million were pledged as security for certain of the Group’s borrowings (2005: €8 million).

14 Trade and other receivables
	€ million	€ million
Trade and other receivables	2006	2005

Due within one year
Trade receivables	3 054	3 345
Prepayments and accrued income	477	833
Other receivables	759	652

	4 290	4 830
Due after more than one year
Other receivables	252	231

Total trade and other receivables	4 542	5 061

Concentrations of credit risk with respect to trade receivables are limited, due to the Group’s customer base being large and diverse.

	€ million	€ million
Impairment provision for trade receivables – movements during the year	2006	2005

1 January	258	232
Charged to current year income statement	38	39
Reductions/releases	(107)	(33)
Currency retranslation	(9)	20

31 December	180	258

94	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

15 Cash and cash equivalents and other financial assets

	€ million	€ million
Cash and cash equivalents and other financial assets	2006	2005

Cash and cash equivalents
Cash at bank and in hand	469	867
Short-term deposits with maturity of less than three months	390	412
Other cash equivalents	180	250

	1 039	1 529

Other financial assets
Listed	47	36
Unlisted	190	299

	237	335

Total cash and cash equivalents and other financial assets	1 276	1 864

Other financial assets include government securities and A minus or higher rated money and capital market instruments.

	€ million	€ million	€ million
Cash and cash equivalents included in the cash flow statement	2006	2005	2004

Cash and cash equivalents as per balance sheet	1 039	1 529	1 590
Cash and cash equivalents in businesses held for sale	–	1	n/a
Bank overdrafts	(329)	(265)	(184)

	710	1 265	1 406

Interest rate profile and currency analysis of financial assets
The table set out below takes into account the various interest rate swaps and forward foreign currency contracts entered into by the Group, details of which are set out in note 17 on pages 99 and 100.

The interest rate profiles of the Group’s financial assets analysed by principal currency are set out in the table below:

	€ million			€ million		€ million
	Fixed	Fixed	Fixed	Floating	Floating
	rate	rate	rate	rate	rate	Total

	Amount	Average	Weighted
	of fixing	interest rate	average		Interest
	for following	for following	fixing		rate for
	year	year	period		2007

Assets – 2006
Euro	1	3.1%	0.1 years	210	4.1%	211
Sterling	1 549	5.3%	1.0 years	1 193	5.6%	2 742	(a)
US dollar	–			8	5.4%	8
Indian rupee	–			403	8.8%	403
Other	–			635	7.0%	635

	1 550			2 449		3 999
Sterling leg of currency derivatives mainly relating to intra-group loans(a)						(2 723)

Total						1 276

Assets – 2005(b)
Euro	14	3.1%	1.1 years	636		650
Sterling	–			57		57
US dollar	–			94		94
Indian rupee	–			346		346
Other	–			967		967

Total	14			2 100		2 114	(c)

(a)	Includes the sterling leg of the currency derivatives mainly relating to intra-group loans, amounting to €2 723 million for 2006. These derivatives create a sterling interest rate exposure. However, to reconcile the assets with the balance sheet, the total value is eliminated again. The other leg of the currency derivatives is shown in note 16 as a liability.
(b)	Figures for 2005 have been restated to reflect the amount of fixing and related average interest rate for the following year.
(c)	Includes fair value of borrowing-related derivatives amounting to €250 million. For further information please refer to note 17 on pages 99 and 100.

Unilever Annual Report on Form 20-F 2006	95

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

16 Borrowings

	€ million	€ million
Borrowings	2006	2005

Preference shares	124	124
Bank loans and overdrafts	1 307	1 456
Bonds and other loans
At amortised cost	6 561	8 609
Subject to fair value hedge accounting	609	2 210

	8 601	12 399

	€ million	€ million
Borrowings – additional details	2006	2005

The repayments fall due as follows
Within one year:
Bank loans and overdrafts	743	786
Bonds and other loans	3 619	5 156

Total due within one year	4 362	5 942

After one year but within two years	385	2 049
After two years but within three years	311	180
After three years but within four years	1 344	391
After four years but within five years	2	1 493
After five years	2 197	2 344

Total due after more than one year	4 239	6 457

Secured borrowings	–	8

Of which secured against property, plant and equipment	–	–

		€ million			€ million	€ million	€ million
					Issued,
	Number		Nominal	Number	called up
	of shares		value	of shares	and fully	Statutory
	authorised	Authorised	per share	issued	paid	Reserve	Total

Preference shares NV as at 31 December 2006
7% Cumulative Preference	75 000	32	€428.57	29 000	12	1	13
6% Cumulative Preference	200 000	86	€428.57	161 060	69	4	73
4% Cumulative Preference	750 000	32	€42.86	750 000	32	2	34
Share premium					4		4

		150			117	7	124
Preference shares NV as at 31 December 2005
7% Cumulative Preference	75 000	34	€453.78	29 000	13	–	13
6% Cumulative Preference	200 000	91	€453.78	161 060	73	–	73
4% Cumulative Preference	750 000	34	€45.38	750 000	34	–	34
Share premium					4	–	4

		159			124	–	124

The 7%, 6% and 4% cumulative preference shares of NV are entitled to dividends at the rates indicated. The 4% preference capital of NV is redeemable at par at the company‘s option either wholly or in part. The other classes of preferential share capital of NV are not redeemable.

At the Annual General Meeting of NV held on 8 May 2006 it was agreed to convert the nominal value of all classes of shares from guilders into euros. The 7% and 6% preference shares with a nominal value of Fl.1 000 each, were converted into shares with a nominal value of €428.57 each, and the 4% preference shares with a nominal value of Fl.100 each, were converted into shares with a nominal value of €42.86 each. The effect of this was to adjust their reported value, with the difference being held as a statutory reserve.

In order to maintain the same economic rights for the preference shares as before the euro conversion, it was decided that their entitlement to dividend and liquidation proceeds remains linked, using the official euro conversion rate, to the amount in Dutch guilders originally paid up on these shares. As a consequence the amount paid out as preference dividends will remain the same euro amount as paid out in previous years.

96	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

16 Borrowings (continued)

Borrowings – additional details
The tables set out below and on page 95 take into account the various interest rate swaps and forward foreign currency contracts entered into by the Group, details of which are set out in note 17 on pages 99 and 100.

Details of specific bonds and other loans are also given below:

	€ million	€ million		€ million	€ million
	Amortised	Fair		Amortised	Fair
	cost	value		cost	value
	2006	2006	(a)	2005	2005	(a)

Unilever N.V.
5.125% Bonds 2006 (€)	–	–		–	1 010
5.125% Notes 2006 (US $)	–	–		431	–
4.250% Bonds 2007 (€)	505	500		513	507
5.000% Bonds 2007 (US $)	490	–		–	556
3.375% Bonds 2015 (€)	747	–		747	–
Commercial paper (€)	–	–		2 180	–
Commercial paper (£)	–	–		491	–
Commercial paper (US $)	–	–		348	–
Commercial paper (Swiss francs)	–	–		53	–
Other	7	–		36	–

Total Unilever N.V.	1 749	500		4 799	2 073

Other group companies

Netherlands
Commercial paper (€)	770	–		–	–
Commercial paper (£)	532	–		–	–
Commercial paper (US $)	236	–		–	–
Commercial paper (Swiss francs)	63	–		–	–

United States
6.150% Bonds 2006 (US $)	–	–		253	–
7.125% Bonds 2010 (US $)	1 321	–		1 467	–
7.000% Bonds 2017 (US $)	110	–		120	–
7.250% Bonds 2026 (US $)	217	–		239	–
6.625% Bonds 2028 (US $)	166	–		185	–
5.900% Bonds 2032 (US $)	746	–		829	–
5.600% Bonds 2097 (US $)	69	–		77	–
Commercial paper (US $)	259	–		–	–
Other	8	–		12	–

Japan
Floating rate note 2006 (Japanese yen)	–	–		151	–

Thailand
3.300% Bonds 2007 (Thai baht)	139	–		134	–

South Africa
10.200% Bonds 2008 (South African rand)	–	109		–	137
Commercial paper (South African rand)	27	–		120	–

Other countries	149	–		223	–

Total other group companies	4 812	109		3 810	137

Total bonds and other loans	6 561	609		8 609	2 210

(a)	As required by fair value hedge accounting, the fair value of the bonds and other loans is based on their amortised cost adjusted for the market value of the related derivative.

Reclassifications
During 2006 Unilever discontinued fair value accounting for 5.000% Bonds 2007. On the date the hedge accounting discontinued, the fair value became the new value at amortised cost.

Unilever Annual Report on Form 20-F 2006	97

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

16 Borrowings (continued)

Undrawn committed facilities
Unilever had the following undrawn committed facilities at 31 December 2006:

•	revolving 364-day bilateral credit facilities of in aggregate US $4 263 million (2005: US $3 958 million) with a 364-day term out;
•	revolving five-year bilateral credit facilities of in aggregate US $334 million (2005: US $334 million);
•	revolving 364-day notes commitments of US $200 million (2005: US $200 million) with the ability to issue notes with a maturity up to 364 days; and
•	364-day bilateral money market commitments of in aggregate US $1 420 million (2005: US $1 725 million), under which the underwriting banks agree, subject to certain conditions, to subscribe for notes with maturities of up to three years.

The facilities that matured in November 2006 and December 2006 have been renewed until November 2007.

Interest rate
The average interest rate on short-term borrowings in 2006 was 3.6% (2005: 3.0%) .

Interest rate profile and currency analysis of financial liabilities
The interest rate profiles of the Group’s financial liabilities analysed by principal currency are set out in the table below:

	€ million			€ million		€ million
	Fixed	Fixed	Fixed	Floating	Floating
	rate	rate	rate	rate	rate	Total

	Amount	Average	Weighted
	of fixing	interest rate	average		Interest
	for following	for following	fixing		rate for
	year	year	period		2007

Liabilities – 2006
Euro(a)	1 771	3.4%	4.5 years	351	4.1%	2 122
Sterling	140	7.8%	20.8 years	140	5.6%	280
US dollar	3 444	6.6%	12.2 years	2 687	5.4%	6 131
Swedish krona	–			830	3.8%	830
Swiss francs	–			519	2.4%	519
Japanese yen	1	4.0%	0.5 years	377	0.8%	378
Thai baht	139	3.2%	0.9 years	85	5.2%	224
Other	102	11.7%	3.9 years	936	7.7%	1 038

	5 597			5 925		11 522
Euro leg of currency derivatives mainly relating to intra-group loans(b)						(2 723)

Total						8 799	(c)

Liabilities – 2005(d)
Euro(a)	1 897	3.0%	4.9 years	571		2 468
Sterling	91	5.4%	0.7 years	(52)		39
US dollar	3 857	6.3%	12.9 years	2 517		6 374
Japanese yen	2	4.0%	1.5 years	436		438
Thai baht	153	3.2%	1.9 years	104		257
Other	127	11.7%	4.8 years	2 913		3 040

Total	6 127			6 489		12 616	(e)

(a)	Euro borrowings include €124 million preference shares that provide for a fixed preference dividend.
(b)	Includes the euro leg of the currency derivatives mainly relating to intra-group loans, amounting to €2 723 million for 2006. These derivatives create an interest rate exposure in euro. However, to reconcile the liability with the balance sheet, the total value is eliminated again. The other leg of the currency derivatives is shown in note 15 on page 95 as an asset.
(c)	Includes finance lease creditors amounting to €187 million and fair value of borrowing-related derivatives (see note 17 on page 99) amounting to €11 million.
(d)	Figures for 2005 have been restated to reflect the amount of fixing and related average interest rate for the following year.
(e)	Includes finance lease creditors amounting to €217 million.

98	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

17 Financial instruments and treasury risk management

The Group has comprehensive policies in place, approved by the Boards, covering the use of derivative financial instruments. These instruments are used for hedging purposes. Established controls are in place covering all financial instruments. These include policies, guidelines, exposure limits, a system of authorities and independent reporting. Performance is closely monitored with independent reviews undertaken by internal audit. Hedge accounting principles are described in note 1 on page 74. The use of leveraged instruments is not permitted. Details of the instruments used for interest rate and foreign exchange exposure management, together with information on related exposures, are given below.

Unilever’s interest rate management policy is described below. The Group’s exposure to interest rates is mainly fixed by fixed rate long-term debt issues and straightforward derivative financial instruments, such as interest rate swaps. In general, cash is invested short-term at floating interest rates.

At the end of 2006, interest rates were fixed on approximately 48% of the projected net of cash and borrowing positions for 2007 and 52% for 2008 (compared with 61% for 2006 and 49% for 2007 at the end of 2005).

The separate amounts shown as assets and liabilities are not indicative of the amount of credit risk to which the Group is exposed as we have netting agreements in place with our principal banks. In case of a default, Unilever is allowed to net the assets and liabilities. There was no significant concentration of credit risk with any single counterparty. Details of our policy for managing credit risk are given below.

In the assessment of hedge effectiveness the credit risk element on the underlying hedged item has been excluded. Hedge ineffectiveness is immaterial.

Fair values of derivatives used as cash flow hedges, fair value hedges and in connection with purchases of own shares at 31 December 2006 amounted in total to assets of €23 million (2005: €62 million) and liabilities of €9 million (2005: €22 million). Of these amounts, the fair value of borrowing-related derivatives at 31 December 2006 was €5 million (2005: €46 million).

	€ million	€ million	€ million	€ million
	Assets	Assets	Liabilities	Liabilities
Fair values of derivatives used as hedges of net investments in foreign entities	2006	2005	2006	2005

Current
Foreign exchange derivatives	11	250	350	1

The fair value of borrowing-related derivatives included above at 31 December 2006 amounted to €(339) million (2005: €249 million). The impact of exchange rate movements on the fair value of forward exchange contracts used to hedge net investments is recognised in reserves.

	€ million	€ million	€ million	€ million
	Assets	Assets	Liabilities	Liabilities
Fair values of natural hedges(a)	2006	2005	2006	2005

Current
Interest rate derivatives	2	7	1	2
Cross currency swaps	–	253	6	1
Foreign exchange derivatives	371	11	31	282

	373	271	38	285
Non-current
Interest rate derivatives	–	–	1	4
Cross currency swaps	–	–	12	27

	–	–	13	31

	373	271	51	316

(a)	A natural hedge – sometimes known as an economic hedge – is where exposure to a risk is offset, or partly offset, by an opposite exposure to that same risk. Hedge accounting is not applied to these relationships.

Of the fair values disclosed above, the fair value of borrowing-related derivatives at 31 December 2006 amounted to €323 million (2005: €(45) million).

Additional information
The fair values of forward foreign exchange contracts represent the unrealised gain or loss on revaluation of the contracts at the year-end forward exchange rates. The fair values of interest rate derivatives are based on the net present value of the anticipated future cash flows.

Embedded derivatives
In accordance with IAS 39, 'Financial instruments: Recognition and Measurement', Unilever has reviewed all contracts for embedded derivatives that are required to be separately accounted for if they do not meet specific requirements set out in the standard; no such embedded derivatives have been identified.

Unilever Annual Report on Form 20-F 2006	99

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

17 Financial instruments and treasury risk management (continued)

Fair values of financial assets and financial liabilities
The following table summarises the fair values and carrying amounts of the various classes of financial assets and financial liabilities. All trade and other receivables and trade payables and other liabilities (other than finance lease creditors) and provisions have been excluded from the analysis below and from the interest rate and currency profiles in note 15 on page 95 and note 16 on page 96, as their carrying amounts are a reasonable approximation of their fair value, because of their short-term nature.

	€ million	€ million	€ million	€ million
	Fair	Fair	Carrying	Carrying
	value	value	amount	amount
	2006	2005	2006	2005

Financial assets
Other non-current assets	784	757	771	757
Cash and cash equivalents	1 039	1 529	1 039	1 529
Other financial assets	237	335	237	335
Derivatives related to borrowings	–	250	–	250

	2 060	2 871	2 047	2 871
Financial liabilities
Bank loans and overdrafts	(1 307)	(1 456)	(1 307)	(1 456)
Bonds and other loans	(7 402)	(11 255)	(7 170)	(10 819)
Finance lease creditors	(192)	(225)	(187)	(217)
Preference shares	(122)	(124)	(124)	(124)
Derivatives related to borrowings	(11)	–	(11)	–

	(9 034)	(13 060)	(8 799)	(12 616)

The fair values and the carrying amount of listed investments included in financial assets and preference shares included in financial liabilities are based on their market values. Cash and cash equivalents, other financial assets, bank loans and overdrafts have fair values that approximate to their carrying amounts because of their short-term nature. The fair values of listed bonds are based on their market value; non-listed bonds and other loans are based on the net present value of the anticipated future cash flows associated with these instruments. Fair values for finance lease creditors have been assessed by reference to current market rates for comparable leasing arrangements.

Collateral
Counterparties have deposited securities with a market value of €2 million (2005: €275 million) as collateral for their obligations in respect of derivative financial instruments. Such collateral is not regarded as an asset of Unilever and is excluded from the balance sheet.

Commodity contracts
Unilever purchases forward contracts to hedge future requirements for certain raw materials, almost always for physical delivery. Futures contracts may also be used to hedge future price movements.

Treasury risk management
Unilever manages a variety of market risks, including the effects of changes in foreign exchange rates, interest rates, liquidity and counterparty risks.

Unilever has an interest rate management policy aimed at optimising net interest cost and reducing volatility. This is achieved by modifying the interest rate exposure of debt and cash positions through the use of interest rate swaps.

Fixed rate investments and borrowings give rise to a fair value interest rate risk. The floating amounts give rise to a cash flow interest rate risk.

Because of Unilever’s broad operational reach, it is subject to risks from changes in foreign currency values that could affect earnings. As a practical matter, it is not feasible to fully hedge these fluctuations. Additionally, Unilever believes that most currencies of major countries in which it operates will equalise against the euro over time. Unilever does have a foreign exchange policy that requires operating companies to manage trading and financial foreign exchange exposures within prescribed limits. This is achieved primarily through the use of forward foreign exchange contracts. Regional groups monitor compliance with this policy. At the end of 2006, there was no material exposure from companies holding assets and liabilities other than in their functional currency.

In addition, as Unilever conducts business in many foreign currencies but publishes its financial statements and measures its performance in euros, it is subject to exchange risk due to the effects that exchange rate movements have on the translation of the underlying net assets of its foreign subsidiaries. Unilever aims to minimise its foreign exchange exposure in operating companies by borrowing in the local currency, except where inhibited by local regulations, lack of local liquidity or local market conditions. For those countries that, in the view of management, have a substantial retranslation risk, Unilever may hedge such net investment. Nevertheless, from time to time, currency revaluations on unhedged investments will trigger exchange translation movements in the balance sheet.

100	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

17 Financial instruments and treasury risk management (continued)

Liquidity risk is managed by maintaining access to global debt markets through an infrastructure of short-term and long-term debt programmes. In addition to this, Unilever has committed credit facilities in place to support its commercial paper programmes and for general corporate purposes. See note 16 on page 96 for further details of these credit facilities.

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

Sensitivity analysis
The analysis below presents the sensitivity of the fair value of the financial instruments, including derivative financial instruments which the Group held at 31 December 2006, to hypothetical changes in interest and foreign exchange rates.

Interest rate sensitivity
The fair values of debt, investments and related hedging instruments are affected by movements in interest rates. The analysis shows the sensitivity of the fair value of interest rate-sensitive instruments to a hypothetical 10% change in the interest rates across all maturities.

Foreign exchange rate sensitivity
The values of debt, investments and related hedging instruments, denominated in currencies other than the functional currency of the entities holding them, are subject to exchange rate movements. The analysis shows the income statement sensitivity of these values to a hypothetical 10% change in foreign exchange rates.

	Sensitivity to a
	hypothetical 10% change in
	rates as at 31 December
	€ million	€ million
	2006	2005

Interest rate risk	167	193
Foreign exchange rate risk	16	30

The above-mentioned interest rate sensitivity relates to financial instruments, including derivative financial instruments, with fair values amounting to €7 408 million at the end of 2006 (2005: €11 186 million). The above-mentioned foreign exchange rate risk relates to a value of financial instruments and derivatives of €164 million at the end of 2006 (2005: €300 million).

Sensitivity to not applying hedge accounting
Derivatives have to be reported at fair value. Those derivatives used for cash flow hedging for which we do not apply hedge accounting will cause volatility in the income statement. Such derivatives did not have a material impact on the 2006 income statement.

Income statement sensitivity to changes in interest rates
As mentioned above on page 100, Unilever has an interest rate management policy aimed at optimising net interest costs and reducing volatility. Part of the interest rates on funds and debt are not fixed and are therefore subject to changes in floating interest rates. The analysis shows the sensitivity of the income statement to a hypothetical one percentage point change in floating interest rates over both funds and debt on a full-year basis.

	Sensitivity to a hypothetical
	one percentage point change in
	floating rates as at 31 December
	€ million	€ million
	2006	2005

Funds	24	21
Debt	(59)	(66)

Unilever Annual Report on Form 20-F 2006	101

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

18 Trade payables and other liabilities

	€ million	€ million
Trade and other payables	2006	2005

Due within one year
Trade payables	3 833	3 988
Accruals	2 741	2 858
Social security and sundry taxes	386	410
Finance lease creditors	61	64
Others	913	908

	7 934	8 228
Due after more than one year
Accruals	197	153
Finance lease creditors	126	153
Others	76	83

	399	389

Total trade and other payables	8 333	8 617

The amounts shown above do not include any creditors due after more than five years other than finance lease creditors described in note 25 on page 112.

19 Provisions

	€ million	€ million
Provisions	2006	2005

Due within one year
Restructuring provisions	439	391
Preference shares provision	300	–
Other provisions	270	253

	1 009	644
Due after one year
Restructuring provisions	53	63
Legal provisions	51	38
Disputed indirect taxes	560	547
Net liability of associate	34	37
Other provisions	128	47

	826	732

Total restructuring and other provisions	1 835	1 376

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
			Preference
	Restructuring	Legal	shares	Disputed	Net liability	Other
Movements during 2006	provisions	provisions	provision	indirect taxes	of associate	provisions	Total

31 December 2005	454	38	–	547	37	300	1 376
Disposal of group companies	1	–	–	–	–	48	49
Income statement:
New charges	472	18	300	95	–	126	1 011
Releases	(89)	(3)	–	(47)	–	(30)	(169)
Utilisation	(332)	–	–	(22)	–	(35)	(389)
Currency retranslation	(14)	(2)	–	(13)	(3)	(11)	(43)

31 December 2006	492	51	300	560	34	398	1 835

Restructuring provisions primarily relate to early retirement and redundancy costs; no projects are individually material.

Legal provisions are comprised of many claims, of which none is individually material.

Unilever announced on 8 November 2006 that it had agreed a settlement with the main parties in the legal dispute over its 1999 Unilever N.V. preference shares. The terms of the agreement are that NV will pay an amount of €1.38 plus interest of €0.16 compensation per preference share held at the beginning of 24 March 2004, the day on which NV announced its intention to convert the preference shares into NV ordinary shares. NV also agreed to reimburse the parties who initiated the Enterprise Chamber procedure for costs and expenses. On 19 January 2007 NV announced that the settlement offer will be extended to all those other former preference shareholders who held preference shares at the beginning of 24 March 2004. Unilever has provided €300 million in respect of the settlement.

The provision for disputed indirect taxes is comprised of a number of small disputed items. The largest elements of the provision relate to disputes with the Brazilian authorities. Because of the nature of the disputes, the timing of the utilisation of the provisions, and any associated cash outflows, is uncertain. The majority of the disputed items attract an interest charge.

No individual item within the other provisions balance is significant. Unilever expects that the issues relating to these restructuring, legal and other provisions will be substantively resolved over the next five years.

102	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

20 Pensions and similar obligations

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

The majority of the Group’s externally funded plans are established as trusts, foundations or similar entities. The operation of these entities is governed by local regulations and practice in each country, as is the nature of the relationship between the Group and the trustees (or equivalent) and their composition.

Exposure to risks
Pension assets and liabilities (pre-tax) of €17 278 million and €20 358 million respectively are held on the Group’s balance sheet as at 31 December 2006. Movements in equity markets, interest rates, inflation and life expectancy could materially affect the level of surpluses and deficits in these schemes, and could prompt the need for the Group to make additional pension contributions, or to reduce pension contributions, in the future. The key assumptions used to value our pension liabilities are set out below and on page 104.

Investment strategy
The Group’s investment strategy in respect of its funded pension plans is implemented within the framework of the various statutory requirements of the territories where the plans are based. The Group has developed policy guidelines for the allocation of assets to different classes with the objective of controlling risk and maintaining the right balance between risk and long-term returns in order to limit the cost to the company of the benefits provided. To achieve this, investments are well diversified, such that the failure of any single investment would not have a material impact on the overall level of assets. The plans invest the largest proportion of the assets in equities which the Group believes offer the best returns over the long term commensurate with an acceptable level of risk. The pension funds also have a proportion of assets invested in property, bonds and cash. The majority of assets are managed by a number of external fund managers with a small proportion managed in-house. Unilever has a pooled investment vehicle (Univest) which it believes offers its pension plans around the world a simplified externally managed investment solution to implement their strategic asset allocation models initially for equities. The aim is to provide a high quality, well diversified risk-controlled solution.

Significant Items on the face of the Income Statement
During 2006 we updated certain terms of the defined benefit plan in the UK which resulted in a one-off credit to the income statement in 2006 of €120 million. During 2006 a number of initiatives were taken to reduce the cost of healthcare benefits, principally in the United States, through changes to the design of the plans. As a consequence, a reduction in liability of €146 million was recognised in the income statement for 2006.

Assumptions
With the objective of presenting the assets and liabilities of the pensions and other post-employment benefit plans at their fair value on the balance sheet, assumptions under IAS 19 are set by reference to market conditions at the valuation date. The actuarial assumptions used to calculate the benefit obligations vary according to the country in which the plan is situated. The following table shows the assumptions, weighted by liabilities, used to value the principal defined benefit pension plans (covering approximately 96% of pension liabilities – the ‘principal pension plans’) and plans providing other post-employment benefits, and in addition the expected long-term rates of return on assets, weighted by asset value.

	31 December 2006		31 December 2005		31 December 2004

	Principal	Other	Principal	Other	Principal	Other
	defined	post-	defined	post-	defined	post-
	benefit	employment	benefit	employment	benefit	employment
	pension	benefit	pension	benefit	pension	benefit
	plans	plans	plans	plans	plans	plans

Discount rate	5.1%	5.9%	4.6%	5.5%	5.0%	5.7%
Inflation	2.5%	n/a	2.4%	n/a	2.4%	n/a
Rate of increase in salaries	3.7%	4.0%	3.5%	4.0%	3.6%	4.5%
Rate of increase for pensions in payment	2.3%	n/a	2.1%	n/a	2.2%	n/a
Rate of increase for pensions in deferment (where provided)	2.7%	n/a	2.5%	n/a	2.6%	n/a
Long-term medical cost inflation	n/a	5.0%	n/a	4.8%	n/a	4.8%
Expected long-term rates of return:
Equities	7.8%		7.4%		7.9%
Bonds	4.9%		4.2%		4.5%
Property	6.3%		5.8%		6.3%
Others	6.3%		6.1%		6.1%
Weighted average asset return	6.9%		6.4%		6.8%

Unilever Annual Report on Form 20-F 2006	103

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

20 Pensions and similar obligations (continued)

The valuations of other post-employment benefit plans generally assume a higher initial level of medical cost inflation, which falls from 9.9% to the long-term rate within the next five years. Assumed healthcare cost trend rates have a significant effect on the amounts reported for healthcare plans. A one percentage point change in assumed healthcare cost trend rates would have the following effect:

	€ million	€ million
	1% point	1% point
	increase	decrease

Effect on total of service and interest cost components	4	(3)
Effect on total benefit obligation	51	(47)

The expected rate of return on plan assets was determined, based on actuarial advice, by a process that takes the long-term rates of return on government bonds available at the balance sheet date and applies to these rates suitable risk premiums that take account of historic market returns and current market long-term expectations for each asset class.

For the most important pension plans, representing approximately 80% of all defined benefit plans by liabilities, the assumptions used at 31 December 2006, 2005 and 2004 were:

		United Kingdom				Netherlands
Assumptions	2006	2005	2004	2006	2005	2004

Discount rate	5.1%	4.7%	5.3%	4.6%	4.0%	4.5%
Inflation	2.9%	2.7%	2.8%	1.9%	1.8%	1.8%
Rate of increase in salaries	4.4%	4.2%	4.3%	2.4%	2.3%	2.3%
Rate of increase for pensions in payment	2.9%	2.7%	2.9%	1.9%	1.8%	1.8%
Rate of increase for pensions in deferment (where provided)	2.9%	2.7%	2.9%	1.9%	1.8%	1.8%
Expected long-term rates of return:
Equities	8.0%	7.6%	8.0%	7.6%	7.0%	7.6%
Bonds	5.2%	4.5%	5.0%	4.4%	3.7%	4.1%
Property	6.5%	6.1%	6.5%	6.1%	5.5%	6.1%
Others	7.2%	6.7%	7.2%	4.0%	3.7%	3.5%
Weighted average asset return	7.3%	6.9%	7.3%	6.6%	6.0%	6.6%

			United States			Germany
	2006	2005	2004	2006	2005	2004

Discount rate	5.8%	5.5%	5.7%	4.6%	4.0%	4.5%
Inflation	2.5%	2.4%	2.5%	1.9%	1.8%	1.8%
Rate of increase in salaries	4.0%	4.0%	4.5%	2.6%	2.5%	2.5%
Rate of increase for pensions in payment	0.0%	0.0%	0.0%	1.9%	1.8%	1.8%
Rate of increase for pensions in deferment (where provided)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Expected long-term rates of return:
Equities	8.3%	8.0%	8.4%	7.6%	7.0%	7.6%
Bonds	5.2%	4.8%	4.7%	4.4%	3.7%	4.1%
Property	6.8%	6.5%	6.9%	6.1%	5.5%	6.1%
Others	4.8%	4.2%	2.1%	3.0%	3.7%	3.7%
Weighted average asset return	7.4%	7.0%	7.3%	5.8%	5.3%	5.7%

Demographic assumptions, such as mortality rates, are set having regard to the latest trends in life expectancy, plan experience and other relevant data. The assumptions are reviewed and updated as necessary as part of the periodic actuarial valuation of the pension plans.

Mortality assumptions for the most important countries are based on the following post-retirement mortality tables: (i) United Kingdom: PMA 92 and PFA 92 with short cohort adjustment and scaling factor of 125% applied, projected to 2015 for current pensioners and to 2025 for future pensioners; (ii) the Netherlands: GBMV (1995-2000) with age set back of four years for males and two years for females; (iii) United States: RP2000 with a projection period of 10-15 years; and (iv) Germany: Heubeck 1998 (Periodentafel) with a scaling factor of 85%.

These tables translate into the following years of life expectancy for current pensioners aged 65:

	United		United
	Kingdom	Netherlands	States	Germany

Males	19	18	19	18
Females	22	21	22	21

As considered appropriate having regard to the factors set out above, the assumptions and approach adopted allow for future improvements in life expectancy.

Assumptions for the remaining defined benefit plans vary considerably, depending on the economic conditions of the countries where they are situated.

104	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

20 Pensions and similar obligations (continued)

Balance Sheet
The assets, liabilities and surplus/(deficit) position of the pension and other post-employment benefit plans and the expected rates of return on the plan assets at the balance sheet date were:

	€ million	€ million	%	€ million	€ million	%	€ million	€ million	%
		31 December 2006			31 December 2005			31 December 2004
		Other post-	Long-term		Other post-	Long-term		Other post-	Long-term
		employment	rates of		employment	rates of		employment	rates of
	Pension	benefit	return	Pension	benefit	return	Pension	benefit	return
	plans	plans	expected	plans	plans	expected	plans	plans	expected

Assets of principal plans:
Equities	10 274	–	7.8%	9 670	–	7.4%	8 050	–	7.9%
Bonds	3 946	–	4.9%	3 854	–	4.2%	3 154	–	4.5%
Property	1 421	–	6.3%	1 326	–	5.8%	1 229	–	6.3%
Other	1 221	–	6.3%	752	–	6.1%	684	–	6.1%
Assets of other plans	403	13	7.3%	387	17	6.9%	288	14	7.2%

	17 265	13		15 989	17		13 405	14
Present value of liabilities:
Principal plans	(18 711)	–		(19 081)	–		(16 528)	–
Other plans	(722)	(925)		(1 059)	(1 306)		(1 070)	(1 175)

	(19 433)	(925)		(20 140)	(1 306)		(17 598)	(1 175)
Aggregate net deficit of the plans	(2 168)	(912)		(4 151)	(1 289)		(4 193)	(1 161)
Irrecoverable surplus(a)	–	–		(141)	–		(100)	–

Pension liability net of assets	(2 168)	(912)		(4 292)	(1 289)		(4 293)	(1 161)

Of which in respect of
Funded plans in surplus:
Liabilities	(5 200)	–		(4 728)	–		(4 176)	–
Assets	6 897	–		5 905	–		4 901	–

Aggregate surplus	1 697	–		1 177	–		725	–
Irrecoverable surplus(a)	–	–		(141)	–		(100)	–

Pension asset net of liabilities	1 697	–		1 036	–		625	–
Funded plans in deficit:
Liabilities	(11 716)	(44)		(12 444)	(72)		(10 795)	(62)
Assets	10 368	13		10 084	17		8 504	14

Pension liability net of assets	(1 348)	(31)		(2 360)	(55)		(2 291)	(48)
Unfunded plans:
Pension liability	(2 517)	(881)		(2 968)	(1 234)		(2 627)	(1 113)

(a)	The surplus in the plans is recoverable to the extent that the Group is able to benefit from either refunds or future contribution reductions.

The constituents of the ‘Principal plans’ have been extended during 2006, such that some plans have been moved from ‘Other plans’ into ‘Principal plans’.

Equity securities include Unilever securities amounting to €32 million (0.2% of total plan assets) and €34 million (0.2% of total plan assets) at 31 December 2006 and 2005 respectively. Property includes property occupied by Unilever amounting to €75 million and €73 million at 31 December 2006 and 2005 respectively.

The pension assets above exclude the assets in a Special Benefits Trust amounting to €181 million (2005: €197 million) to fund pension and similar obligations in the US (see also note 11 on page 92).

The sensitivity of the overall pension liabilities to changes in the weighted key financial assumptions are:

Impact on
	Change in	overall
	assumption	liabilities

Discount rate	Increase/decrease by 0.5%	Decrease/increase by 6.8%
Inflation rate	Increase/decrease by 0.5%	Increase/decrease by 5.6%

Unilever Annual Report on Form 20-F 2006	105

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

20 Pensions and similar obligations (continued)

Income statement
The charge to the income statement comprises:

	€ million	€ million	€ million
	2006	2005	2004

Charged to operating profit:
Defined benefit pension and other benefit plans
Current service cost	(369)	(349)	(327)
Employee contributions	13	18	31
Special termination benefits	(56)	(73)	(133)
Past service cost	293	(12)	(11)
Settlements/curtailments	48	95	60
Defined contribution plans	(61)	(63)	(65)

Total operating cost	(132)	(384)	(445)

Charged to other finance income/(cost):
Interest on retirement benefits	(977)	(984)	(972)
Expected return on assets	1 018	931	918

Total other finance income/(cost)	41	(53)	(54)

Net impact on the income statement (before tax)	(91)	(437)	(499)

Cash flow
Group cash flow in respect of pensions and similar benefits comprises company contributions paid to funded plans and benefits paid by the company in respect of unfunded plans. In 2006, the benefits paid in respect of unfunded plans amounted to €333 million (2005: €328 million; 2004: €324 million). Company contributions to funded defined benefit plans are subject to periodic review, taking account of local legislation. In 2006, contributions to funded defined benefit plans amounted to €758 million (2005: €508 million; 2004: €462 million). Contributions to defined contribution plans including 401k plans amounted to €61 million (2005: €63 million; 2004: €65 million). In 2005, a €15 million refund of assets was received out of unrecognised surplus from Finland. Total contributions by the Group to funded plans, net of refunds, are currently expected to be €371 million in 2007 (2006 Actual: €758 million). Benefit payments by the Group in respect of unfunded plans are currently expected to be about €341 million in 2007 (2006 Actual: €333 million).

Statement of recognised income and expense
Amounts recognised in the statement of recognised income and expense:

	€ million	€ million	€ million	€ million
				Cumulative
				since
				1 January
	2006	2005	2004	2004

Actual return less expected return on pension and other benefit plan assets	533	1 592	369	2 494
Experience gains/(losses) arising on pension plan and other benefit plan liabilities	51	27	(47)	31
Changes in assumptions underlying the present value of the pension and other benefit
plan liabilities	474	(1 706)	(1 047)	(2 279)

Actuarial gain/(loss)	1 058	(87)	(725)	246
Change in unrecognised surplus	142	(41)	2	103
Refund of unrecognised assets	–	15	–	15

Net actuarial gain/(loss) recognised in statement of recognised income and expense (before tax)	1 200	(113)	(723)	364

106	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

20 Pensions and similar obligations (continued)

Reconciliation of change in assets and liabilities
Movements in assets and liabilities during the year:

	€ million	€ million	€ million	€ million	€ million	€ million
	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities
	2006	2005	2004	2006	2005	2004

1 January	16 006	13 419	12 819	(21 446)	(18 773)	(17 880)
Acquisitions/disposals	(63)	(3)	–	123	18	(6)
Current service cost	–	–	–	(384)	(367)	(344)
Employee contributions	14	19	32	–	–	–
Special termination benefits	–	–	–	(54)	(79)	(135)
Past service costs(b)	–	–	–	293	(13)	(13)
Settlements/curtailments	(17)	(10)	(23)	76	105	85
Other finance income	1 021	931	918	–	–	–
Other finance cost	–	–	–	(982)	(986)	(976)
Actuarial gain/(loss)	533	1 592	369	525	(1 679)	(1 094)
Employer contributions	1 091	836	786	–	–	–
Benefit payments	(1 267)	(1 247)	(1 223)	1 267	1 247	1 223
Reclassification of benefits(c)	38	39	(166)	(32)	(140)	166
Currency retranslation	(78)	430	(93)	256	(779)	201

31 December	17 278	16 006	13 419	(20 358)	(21 446)	(18 773)

(b)	The reduction in liabilities in 2006 includes the €266 million reported on the face of the income statement.
(c)	During 2004 some plans changed from defined benefit to defined contribution. During 2005 certain obligations were reclassified as employee benefit obligations.

History of experience gains and losses

	€ million	€ million	€ million
	2006	2005	2004

Actual return less expected return on plan assets (€ million)	533	1 592	369
As % of plan assets at beginning of year	3.3%	11.9%	2.9%

Experience gains/(losses) on plan liabilities (€ million)	51	27	(47)
As % of present value of plan liabilities at beginning of year	0.2%	0.1%	(0.3)%

Changes in actuarial assumptions underlying the present value of the
pension benefit and other benefit plan liabilities (€ million)	474	(1 706)	(1 047)
As % of present value of plan liabilities at beginning of year	2.2%	(9.1)%	(5.9)%

Total actuarial gain/(loss) (€ million)	1 058	(87)	(725)
As % of present value of plan liabilities at beginning of year	4.9%	(0.5)%	(4.1)%

US GAAP disclosures
Disclosures required for the reporting of pensions and similar obligations under US GAAP are set out in note 34 on pages 126 to 130.

Unilever Annual Report on Form 20-F 2006	107

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

21 Equity

		Shareholders’ equity					Total equity

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Called up	Share			Total
	share	premium	Other	Retained	shareholders’	Minority	Total
Consolidated statement of changes in equity	capital	account	reserves	profit	equity	interests	equity

1 January 2004	642	1 530	(2 442)	7 006	6 736	439	7 175
Total recognised income and expense for the year	–	–	218	2 156	2 374	167	2 541
Preference dividends	–	–	–	(28)	(28)	–	(28)
Final dividends 2003 on ordinary capital	–	–	–	(1 116)	(1 116)	–	(1 116)
Interim dividends 2004 on ordinary capital	–	–	–	(603)	(603)	–	(603)
(Purchase)/sale/reduction of treasury stock	–	–	(331)	7	(324)	–	(324)
Share-based payment credit(a)	–	–	–	222	222	–	222
Dividends paid to minority shareholders	–	–	–	–	–	(203)	(203)
Currency retranslation gains/(losses) net of tax	–	–	–	1	1	(6)	(5)
Other movements in equity	–	–	–	2	2	(32)	(30)

31 December 2004	642	1 530	(2 555)	7 647	7 264	365	7 629
Accounting policy change – preference shares(b)	(130)	(1 372)	–	–	(1 502)	–	(1 502)
Accounting policy change – other financial instruments(b)	–	–	(19)	407	388	–	388

Equity as restated at 1 January 2005	512	158	(2 574)	8 054	6 150	365	6 515
Total recognised income and expense for the year	–	–	379	3 825	4 204	249	4 453
Final dividends 2004 on ordinary capital	–	–	–	(1 229)	(1 229)	–	(1 229)
Interim dividends 2005 on ordinary capital	–	–	–	(638)	(638)	–	(638)
Conversion of preference shares	–	–	1 129	(199)	930	–	930
(Purchase)/sale/reduction of treasury stock	–	–	(1 262)	–	(1 262)	–	(1 262)
Share-based payment credit(a)	–	–	–	186	186	–	186
Dividends paid to minority shareholders	–	–	–	–	–	(217)	(217)
Currency retranslation gains/(losses) net of tax	–	4	–	–	4	9	13
Other movements in equity	–	–	–	16	16	(2)	14

31 December 2005	512	162	(2 328)	10 015	8 361	404	8 765
Total recognised income and expense for the year	–	–	(263)	5 575	5 312	242	5 554
Final dividends 2005 on ordinary capital	–	–	–	(1 269)	(1 269)	–	(1 269)
Interim dividends 2006 on ordinary capital	–	–	–	(664)	(664)	–	(664)
One-off dividend	–	–	–	(751)	(751)	–	(751)
(Purchase)/sale/reduction of treasury stock(c)	–	–	403	(285)	118	–	118
Share-based payment credit(a)	–	–	–	111	111	–	111
Dividends paid to minority shareholders	–	–	–	–	–	(184)	(184)
Currency retranslation gains/(losses) net of tax	(12)	3	14	–	5	(11)	(6)
Other movements in equity	(16)	–	31	(8)	7	(9)	(2)

31 December 2006	484	165	(2 143)	12 724	11 230	442	11 672

(a)	The share-based payment credit relates to the reversal of the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.
(b)	From 1 January 2005, Unilever adopted IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’.
(c)	Includes transfer from treasury stock to retained profit of share settled schemes arising from prior years and differences between exercise and grant price of share options.

108	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

22 Share capital

	€ million	€ million
Called up share capital	2006	2005

Ordinary share capital of NV	274	290
Ordinary share capital of PLC	210	222

	484	512

						Issued,	Issued,
	Number			Nominal	Number	called up and	called up and
	of shares	Authorised	Authorised	value	of shares	fully paid	fully paid
Ordinary share capital	authorised	2006	2005	per share	issued	2006	2005

		€ million	€ million			€ million	€ million

NV ordinary shares	3 000 000 000	480	508	€0.16	1 714 727 700	274	290
NV ordinary shares (shares numbered 1 to 2 400 – ‘Special Shares’)		1	1	€428.57	2 400	1	1
Internal holdings eliminated
on consolidation (€428.57 shares)		–	–			(1)	(1)

		481	509			274	290

		£ million	£ million			£ million	£ million

PLC ordinary shares	4 377 075 492	136.2	136.2	3 1/9p	1 310 156 361	40.8	40.8
PLC deferred stock	100 000	0.1	0.1	£1 stock	100 000	0.1	0.1
Internal holding eliminated on consolidation (£1 stock)		–	–			(0.1)	(0.1)

		136.3	136.3			40.8	40.8

Euro equivalent in millions (at £1.00 = €5.143) (2005: £1.00 = €5.445)						210	222

For information on the rights of shareholders of NV and PLC and the operation of the Equalisation Agreement, see Corporate governance on pages 39 to 40.

At the Annual General Meetings of NV and PLC held on 8 May and 9 May 2006 respectively, shareholders approved proposals that the NV ordinary shares be split in the ratio 3 to 1 and that the PLC ordinary shares be consolidated in the ratio 9 to 20. At the same time, amendments were made to NV’s Articles of Association to convert into euros the share capital amounts previously denominated in Dutch guilders. Following these changes, which became effective on 22 May 2006, the nominal value of each NV ordinary share is €0.16 and the nominal value of each PLC ordinary share is 3 1/9p. In the case of the NV ordinary shares, the new nominal value per share does not, for reasons of rounding, equate exactly to the equivalent value expressed in Dutch guilders. As a result, the reported share capital issued at 31 December 2006 is €16 million lower than in 2005, with a corresponding amount being included in other reserves (see note 23 on page 110). In the case of the PLC ordinary shares, the euro conversion rate is now £1.00 = €5.143. As at 31 December 2005 when the NV shares were denominated in Dutch guilders, the effective rate of exchange was £1.00 = €5.445. This rate change results in a reduction in the euro equivalent of €12 million with a corresponding amount being included in other reserves (see note 23 on page 110). A nominal dividend of 6% is paid on the deferred stock of PLC, which is not redeemable.

Internal holdings
The ordinary shares numbered 1 to 2 400 (inclusive) in NV (‘Special Shares’) and deferred stock of PLC are held as to one half of each class by N.V. Elma – a subsidiary of NV – and one half by United Holdings Limited – a subsidiary of PLC. This capital is eliminated on consolidation. It carried the right to nominate persons for election as Directors at general meetings of shareholders. At NV’s AGM held on 8 May 2006 and at PLC’s AGM held on 9 May 2006 it was decided to abandon this right. Accordingly, NV’s and PLC’s Articles of Association were amended so that for an alteration of the provisions within them relating to the unity of management between NV and PLC, prior approval is required from meetings of the holders of the NV Special Shares and the PLC Deferred Stock. The subsidiaries mentioned above have waived their rights to dividends on their ordinary shares in NV.

Share-based compensation
The Group operates a number of share-based compensation plans involving options and awards of ordinary shares of NV and PLC. Full details of these plans are given in note 29 on pages 117 to 121.

Unilever Annual Report on Form 20-F 2006	109

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

23 Other reserves

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	NV	NV	NV	PLC	PLC	PLC	Total	Total	Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004

Fair value reserves	9	(3)	n/a	7	(2)	n/a	16	(5)	n/a
Cash flow hedges	4	(3)	n/a	(3)	(2)	n/a	1	(5)	n/a
Available-for-sale financial assets	5	–	n/a	10	–	n/a	15	–	n/a
Currency retranslation of group companies	318	548	160	(19)	35	58	299	583	218
Adjustment on translation of PLC’s ordinary
capital at 3 1/9p = €0.16	–	–	–	(150)	(164)	(164)	(150)	(164)	(164)
Capital redemption reserve	16	–	–	16	16	16	32	16	16
Book value treasury stock	(1 623)	(2 010)	(2 065)	(717)	(748)	(560)	(2 340)	(2 758)	(2 625)

	(1 280)	(1 465)	(1 905)	(863)	(863)	(650)	(2 143)	(2 328)	(2 555)

	€ million	€ million
Cash flow hedges – movements during the year	2006	2005

1 January	(5)	(19)
Additions	12	9
Transfers to income statement	(4)	1
Transfers to inventories/non-current assets	(2)	4

31 December	1	(5)

Unilever acquired 3 010 666 ordinary shares of NV and 3 010 465 ordinary shares of PLC through purchases on the stock exchanges during the year. These shares are held as treasury stock as a separate component of other reserves. The total number held at 31 December 2006 is 70 319 259 (2005: 74 179 011) NV shares and 64 656 456 (2005: 71 332 301) PLC shares. Of these, 55 514 379 NV shares and 53 100 244 PLC shares were held in connection with share-based compensation plans (see note 29 on pages 117 to 121).

	€ million	€ million
Treasury stock – movements during the year	2006	2005

1 January	(2 758)	(2 625)
Utilised for preference shares conversion at average book value	–	1 129
Purchases and other utilisations	418	(1 262)

31 December	(2 340)	(2 758)

	€ million	€ million
Currency retranslation reserve – movements during the year	2006	2005

1 January	583	218
Currency retranslation during the year	495	92
Movement in net investment hedges	(779)	332
Recycled to income statement	–	(59)

31 December	299	583

110	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

24 Retained profit

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	NV	NV	NV	PLC	PLC	PLC	Total	Total	Total
Movements during the year	2006	2005	2004	2006	2005	2004	2006	2005	2004

31 December 2004		8 331			(684)			7 647
Accounting policy change for
financial instruments(a)		(1 500)			1 907			407

1 January	8 721	6 831	7 321	1 294	1 223	(315)	10 015	8 054	7 006

Recognised income and expense through retained profit	3 727	3 092	1 520	1 848	733	636	5 575	3 825	2 156
Preference dividends(b)	–	–	(28)	–	–	–	–	–	(28)
Final dividends 2003 on ordinary capital	–	–	(630)	–	–	(486)	–	–	(1 116)
Interim dividends 2004 on ordinary capital	–	–	(343)	–	–	(260)	–	–	(603)
Final dividends 2004 on ordinary capital	–	(710)	–	–	(519)	–	–	(1 229)	–
Interim dividends 2005 on ordinary capital	–	(363)	–	–	(275)	–	–	(638)	–
Final dividends 2005 on ordinary capital	(722)	–	–	(547)	–	–	(1 269)	–	–
Interim dividends 2006 on ordinary capital	(379)	–	–	(285)	–	–	(664)	–	–
One-off dividend	(428)	–	–	(323)	–	–	(751)	–	–
Conversion of preference shares	–	(199)	–	–	–	–	–	(199)	–
Utilisation of treasury stock	(217)	–	7	(68)	–	–	(285)	–	7
Share-based compensation credit(c)	70	132	152	41	54	70	111	186	222
Adjustment arising from change in structure of group companies(d)	(2 368)	(70)	332	2 368	70	(332)	–	–	–
Other movements in retained profit	–	8	–	(8)	8	3	(8)	16	3

31 December	8 404	8 721	8 331	4 320	1 294	(684)	12 724	10 015	7 647
Of which retained by:
Parent companies	9 755	9 463	7 693	2 306	2 145	1 553	12 061	11 608	9 246
Other group companies	(1 294)	(668)	731	2 006	(837)	(2 235)	712	(1 505)	(1 504)
Joint ventures and associates	(57)	(74)	(93)	8	(14)	(2)	(49)	(88)	(95)

	8 404	8 721	8 331	4 320	1 294	(684)	12 724	10 015	7 647

(a)	Due to the adoption of IAS 32 and IAS 39 with effect from 1 January 2005, intra-group preference shares are now classified as debt instead of equity. The relative ownership of these preference shares has resulted in a realignment of balances between NV and PLC.
(b)	From 1 January 2005, Unilever adopted IAS 32 which requires preference shares that provide for a fixed preference dividend to be classified as borrowings and preference dividends to be recognised in the income statement. In accordance with the transition rules for IAS 32, 2004 was not restated.
(c)	The share-based compensation credit relates to the reversal of the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.
(d)	As part of the review of Unilever's corporate structure, and in the light of the constitutional and operational arrangements which enable Unilever N.V. and Unilever PLC to operate as nearly as practicable as a single company, the Directors have been authorised to take any action necessary or desirable in order to ensure that the ratio of the dividend generating capacity of Unilever PLC to that of Unilever N.V. does not differ substantially from the ratio of the dividend entitlement of ordinary shareholders in Unilever PLC to that of ordinary shareholders in Unilever N.V. Therefore, in 2006, shareholdings in the Unilever companies in Czech Republic, Hungary, Russia and Turkey, as well as a part of indirect shareholdings in Unilever US, have been transferred from Unilever N.V. to Unilever PLC for no consideration. In addition, part of a dividend which would otherwise be due from a Unilever US intermediate company to a company within the Unilever N.V. part of the Group has instead been paid to a company within the Unilever PLC part of the Group. Re-organisations of group companies have produced similar types of adjustments in previous years.

Cumulative goodwill written off directly to reserves prior to the transition to IFRS on 1 January 2004 was €5 199 million for NV and €2 063 million for PLC.

Unilever Annual Report on Form 20-F 2006	111

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

25 Commitments and contingent liabilities

	€ million	€ million	€ million	€ million	€ million	€ million
	Future			Future
	minimum			minimum
	lease	Finance	Present	lease	Finance	Present
	payments	cost	value	payments	cost	value
Long-term finance lease commitments	2006	2006	2006	2005	2005	2005

Buildings(a)	137	94	43	160	95	65
Plant and machinery	159	15	144	170	18	152

	296	109	187	330	113	217
The commitments fall due as follows:
Within 1 year	71	10	61	75	11	64
After 1 year but within 2 years	68	8	60	60	10	50
After 2 years but within 3 years	22	6	16	56	6	50
After 3 years but within 4 years	17	6	11	14	6	8
After 4 years but within 5 years	10	5	5	13	6	7
After 5 years	108	74	34	112	74	38

	296	109	187	330	113	217

(a)	All leased land is classified as operating leases.

	€ million	€ million
Long-term operating lease commitments	2006	2005

Land and buildings	1 257	1 472
Plant and machinery	360	459

	1 617	1 931

	€ million	€ million	€ million	€ million
			Other	Other
	Operating	Operating	commit-	commit-
	leases	leases	ments	ments
Operating lease and other commitments fall due as follows	2006	2005	2006	2005

Within 1 year	342	339	471	365
After 1 year but within 2 years	294	297	261	323
After 2 years but within 3 years	243	267	192	62
After 3 years but within 4 years	182	222	175	40
After 4 years but within 5 years	156	209	153	23
After 5 years	400	597	528	18

	1 617	1 931	1 780	831

The Group has sublet part of the leased properties under operating leases. Future minimum sublease payments of €16 million are expected to be received.

Other commitments principally comprise commitments under contracts to purchase materials and services. They do not include commitments for capital expenditure, which are reported in note 10 on page 90. The increase in other commitments as at 31 December 2006 is due to outsourcing initiatives.

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

Examples of the first type of contingent liability arise in respect of litigation against group companies, investigations by competition, regulatory and fiscal authorities and obligations arising under environmental legislation. The estimated total of such contingent liabilities at 31 December 2006 was some €439 million (2005: €349 million). This includes amounts relating to some of the legal proceedings mentioned on page 8.

Examples of the second type of contingent liability are guarantees issued by group companies. At 31 December 2006 these amounted to some €105 million (2005: €113 million). Included in this are discounted trade bills with a value of €23 million (2005: €25 million). We believe that any loss arising in connection with these would not have a material effect on the Group’s financial condition or results of operations. Guarantees given by parent or group companies that relate to liabilities already included in these consolidated accounts are excluded from this total.

The total value of guarantees which arose or were revised in 2006 was €41 million (2005: €39 million). The fair value of guarantees is not material in either 2005 or 2006.

112	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

26 Acquisitions and disposals

Acquisitions
During 2006 we purchased minority interests in subsidiary companies in Greece and Algeria, trademarks in Czech Republic, distribution in Tunisia and Vashisti business in India. Also an additional investment into Langholm Capital Partners Fund was made and classified as an acquisition of associates (see note 11 on page 92).

The following table sets out the effect of acquisitions of group companies in 2006, 2005 and 2004 on the consolidated balance sheet. The fair values currently established for all acquisitions made in 2006 are provisional. The goodwill arising on these transactions has been capitalised and is subject to an annual review for impairment (or more frequently if necessary) in accordance with our accounting policies as set out in note 1 on page 74. Any impairment is charged to the income statement as it arises. Detailed information relating to goodwill is given in note 9 on pages 88 and 89.

	€ million	€ million	€
Acquisitions	2006	2005	2004

Net assets acquired	42	7	33
Goodwill arising in subsidiaries	60	13	7

Consideration	102	20	40

Consideration consisted wholly of cash.

Disposals
The results of disposed businesses are included in the consolidated accounts up to their date of disposal.

On 3 November 2006, Unilever announced that it had reached a final agreement with Permira Funds to sell the majority of its European frozen foods business for €1.7 billion. The Unilever businesses being sold in this transaction include the frozen foods operations in Austria, Belgium, France, Germany, Ireland, Netherlands, Portugal and United Kingdom.

Other disposals in 2006 were Mora in the Netherlands and Belgium, Finesse in the US, Canada and Sweden, Friol in Italy and Nihar and tea plantations in India.

The principal disposals in 2005 were UCI across the world, Stanton Oil in UK and Ireland, Dextro in various countries in Europe, Opal in Peru, Karo and Knax in Mexico, spreads and cooking products in Australia and in New Zealand, Crispa, Mentadent, Marmite, Bovril and Maizena in South Africa, frozen pizza in Austria, Biopon in Hungary and tea plantations in India.

In March 2005 Unilever completed the restructuring of its Portuguese foods business. Before the restructuring Unilever Portugal held an interest in FIMA/VG – Distribuição de Produtos Alimentares, Lda. (FIMA) foods business, a joint venture with Jerónimo Martins Group, in addition to its wholly owned Bestfoods business acquired in 2000. As a result of the transaction the two foods businesses – FIMA and Unilever Bestfoods Portugal – were unified and the joint venture stakes were re-balanced so that Unilever hold 49% of the combined foods business and Jerónimo Martins Group 51%. During the year, Unilever signed an agreement with Jerónimo Martins to restructure the ownership of the Portuguese operations effective 1 January 2007. Further information is provided in note 33 on page 123.

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

	€ million	€ million	€
Disposals	2006	2005	2004

Goodwill and intangible assets	1	150	23
Other non-current assets	242	78	52
Current assets	354	207	145
Trade creditors and other payables	(157)	(106)	(34)
Provisions for liabilities and charges	(91)	(15)	(9)
Minority interest	–	(1)	(25)

Net assets sold	349	313	152
(Gain)/loss on recycling of currency retranslation on disposal	–	(5)	2
Profit on sale attributable to Unilever	1 528	655	338

Consideration	1 877	963	492
Cash	1 870	845	417
Cash balances of businesses sold	–	(17)	(4)
Financial assets, cash deposits and borrowings of businesses sold	(5)	8	39
Non-cash items and deferred consideration	12	26	40
Payment received in prior year	–	101	–

Unilever Annual Report on Form 20-F 2006	113

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

27 Assets held for sale and discontinued operations

Following the announcement on 9 February 2006 of the intention to dispose of the majority of Unilever’s European frozen foods businesses, the results of these businesses have been presented as discontinued operations. The sale of these businesses to Permira Funds was completed on 3 November 2006. Also included under this heading are the results of Unilever Cosmetics International (UCI) following the sale of this business to Coty Inc. in July 2005.

An analysis of the result of discontinued operations, and the result recognised on disposal of discontinued operations is as follows:

	€ million	€ million	€ million
Income statement of discontinued operations	2006	2005	2004

Turnover	1 033	1 501	1 940
Expenses	(863)	(1 253)	(1 648)

Operating profit	170	248	292
Net finance costs	(3)	(6)	(7)

Profit before tax	167	242	285
Taxation	(25)	(72)	(98)

Profit after taxation	142	170	187
Gain/(loss) on disposal of discontinued operations	1 349	513	39
Recycling of currency retranslation upon disposal	–	5	–
Taxation arising on disposal	(161)	(48)	(13)

Gain/(loss) after taxation on disposal	1 188	470	26

Net profit from discontinued operations	1 330	640	213

	€ million	€ million	€ million
Segment analysis of discontinued operations	2006	2005	2004

Turnover
Europe	1 033	1 397	1 702
The Americas	–	102	231
Asia Africa	–	2	7

	1 033	1 501	1 940

Foods	1 033	1 271	1 398
Personal care	–	230	542

	1 033	1 501	1 940

Operating profit
Europe	170	227	241
The Americas	–	20	47
Asia Africa	–	1	4

	170	248	292

Foods	164	226	219
Personal care	6	22	73

	170	248	292

	€ million	€ million	€ million
Summary cash flow statement of discontinued operations	2006	2005	2004

Net cash flow from/(used in) operating activities	79	62	314
Net cash flow from/(used in) investing activities	1 618	621	44
Net cash flow from/(used in) financing activities	(1)	(4)	(5)

Net increase/(decrease) in cash and cash equivalents	1 696	679	353

114	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

27 Assets held for sale and discontinued operations (continued)

Various non-current assets were held for sale at the year end, including a number of other production and distribution facilities.

	€ million	€ million
Assets classified as held for sale	2006	2005

Disposal groups held for sale
Goodwill	–	–
Intangible assets	–	–
Property, plant and equipment	–	42
Biological assets	–	21
Other non-current investments	–	–
Inventories	–	18
Trade and other receivables	–	6
Cash and cash equivalents	–	1

	–	88

Non-current assets held for sale
Property, plant and equipment	14	129

	14	217

	€ million	€ million
Liabilities classified as held for sale (part of disposal groups)	2006	2005

Trade payables and other liabilities	–	(16)
Restructuring and other provisions	–	–
Pension liability for unfunded schemes	–	(1)
Deferred taxation	–	(9)

	–	(26)

Total assets at 31 December 2006 are included in the geographical segments as follows: Europe €9 million; The Americas €4 million; and Asia Africa €1 million.

Unilever Annual Report on Form 20-F 2006	115

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

28 Reconciliation of net profit to cash flow from operating activities

	€ million	€ million	€ million
Cash flow from operating activities	2006	2005	2004

Net profit	5 015	3 975	2 941
Taxation	1 332	1 301	836
Share of net profit of joint ventures/associates and other income from non-current investments	(144)	(55)	(95)
Net finance costs	725	618	631

Finance income	(138)	(130)	(145)
Finance cost	602	693	717
Preference shares provision	300	–	–
Pensions and similar obligations	(39)	55	59

Depreciation, amortisation and impairment	982	1 274	2 063
Changes in working capital	87	193	547

Inventories	(156)	(153)	221
Trade and other current receivables	(172)	(36)	298
Trade payables and other current liabilities	415	382	28

Pensions and similar provisions less payments	(1 038)	(532)	(472)
Provisions less payments	107	(230)	574
Elimination of (profits)/losses on disposals	(1 620)	(789)	(308)
Non-cash charge for share-based compensation	120	192	218
Other adjustments	8	(23)	(10)

Cash flow from operating activities	5 574	5 924	6 925

The cash flows of pension funds (other than contributions and other direct payments made by the Group in respect of pensions and similar obligations) are not included in the Group cash flow statement.

Major non-cash transactions
During 2006 the Group has taken a provision of €300 million for possible compensation payments relating to the 2005 conversion of preference shares, issued by Unilever N.V. in 1999.

During 2006 the Group entered into new finance lease arrangements in respect of equipment with a capital value at inception of the lease of €51 million (2005: €49 million).

On 15 February 2005 €1 129 million of treasury stock was used in the conversion of the €0.05 preference shares into ordinary NV shares.

116	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

29 Share-based compensation plans

As at 31 December 2006, the Group had a number of share-based compensation plans:

(i) All-Employee Share Option Plans
Local All-Employee Share Option Plans have been set up in 15 countries to enhance employee involvement with Unilever and its performance by providing a potential financial benefit linked to the Unilever share price. There are no individual performance targets to be met. The plans permit participation by all permanent employees in the country where the relevant plan applies.

(ii) Executive Option Plans
The Executive Option Plans were introduced in 1985 to reward key employees throughout the world for their contribution to the enhancement of the Group’s longer-term future and their commitment to the Group over a sustained period. The grants were dependent on performance of the Group and the individual.

(iii) Global Performance Share Plan (GPSP)
Introduced in 2005, under this plan managers can be awarded conditional shares which will vest three years later at a level between 0% and 150% - 200% depending on Unilever’s achievement of set targets for Underlying Sales Growth and Ungeared Free Cash Flow over the three-year performance period.

(iv) TSR Long-Term Incentive Plan
This plan was introduced in 2001 and, depending on the TSR ranking (see page 27) of Unilever in comparison with its peer group, it will potentially award top executives on the vesting date three years later with between 0% and 200% of the original conditional award.

(v) North America Performance Share Programme
A long-term incentive plan for North American managers, awarding Unilever shares if company targets are met over a three-year period.

(vi) Other plans
These comprise a Share Matching Plan, a Restricted Share Plan, and a cash-settled share-based retention plan.

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

The numbers in this note include those for Executive Directors shown in the report of the Remuneration Committee on pages 49 to 62 and those for key management personnel shown in note 31 on page 122. No awards were made to Executive Directors in 2004, 2005 and 2006 under the North America Performance Share Programme, the Restricted Share Plan or the cash-settled share-based retention plan. Non-Executive Directors do not participate in any of the share-based compensation plans.

The economic fair value of the awards is calculated using an option pricing model (usually an adjusted Black-Scholes or multinomial model) and the resulting cost is recognised as remuneration cost amortised over the vesting period of the grant. The actual remuneration costs charged in each period is shown below, and relates almost wholly to equity settled plans:

	€ million	€ million	€ million
	2006	2005	2004

All-Employee Share Option Plans	(12)	(13)	(17)
Executive Option Plans	(29)	(63)	(105)
Global Performance Share Plan	(17)	(15)	–
TSR Long-Term Incentive Plan	(9)	(10)	(9)
North America Performance Share Programme	(31)	(63)	(64)
Other Plans	(22)	(28)	(23)

	(120)	(192)	(218)

Disclosures, including a description of the method and significant assumptions used to estimate the fair values of options and the weighted average information, are given below for each type of plan, on a combined basis.

In the tables for each plan or group of plans, option or award valuations are given on the basis of the weighted average of options or awards granted during each period. For plans involving options, the fair value per option is estimated using the Black-Scholes option pricing method. The expected option terms are based on historic data. Figures for expected volatility are set with regard to historic volatility over the last six years. The expected dividend yield is based on the dividend yield in the year of grant. Forfeiture rates are set annually with regard to historic forfeiture rates.

Unilever Annual Report on Form 20-F 2006	117

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

29 Share-based compensation plans (continued)

(i) All-Employee Share Option Plans
Unilever has All-Employee Share Option Plans in 15 countries: Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Portugal, Spain, Sweden and Switzerland, and with a share save element in South Africa and the United Kingdom.

The vesting periods range between three and five years (Netherlands nil) and the maximum term is five years.

A summary of the status of the All-Employee Plans as at 31 December 2006, 2005 and 2004 and changes during the years ended on these dates is presented below:

		2006		2005		2004
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	options	price	options	price	options	price

Outstanding at 1 January	20 467 554	€ 19.11	22 155 623	€ 18.77	21 564 274	€ 18.71
Granted	4 356 278	€ 17.65	4 884 012	€ 17.62	4 830 401	€ 17.79
Exercised	(1 921 936)	€ 17.32	(3 077 008)	€ 15.59	(563 445)	€ 14.21
Forfeited	(1 683 941)	€ 19.18	(1 967 127)	€ 18.91	(2 150 074)	€ 18.22
Expired	(3 224 609)	€ 21.35	(1 527 946)	€ 17.93	(1 525 533)	€ 19.12

Outstanding at 31 December	17 993 346	€ 18.54	20 467 554	€ 19.02	22 155 623	€ 18.64

Exercisable at 31 December	6 484 654	€ 19.66	6 819 376	€ 20.88	5 988 657	€ 19.71

The weighted average market price of the shares at the time of exercise was €19.92 (2005: €18.34; 2004: €17.12) . As at 1 January 2006 there were 13 648 178 non-vested options at a weighted average fair value of €3.59. As at 31 December 2006 there were 11 508 692 non-vested options at a weighted average fair value of €3.30. During 2006 there were 5 132 333 options vested at a weighted average fair value of €3.83.

	2006	2005	2004

Option value information
Fair value per option	€ 3.10	€ 3.01	€ 3.18
Valuation assumptions:
Expected option term	3.5 years	3.5 years	3.4 years
Expected volatility	27.5%	27.5%	27.5%
Expected dividend yield	3.8%	3.6%	3.3%
Risk-free interest rate	3.8%	2.9%	3.5%

The exercise prices and remaining life of the All-Employee Option Plans as at 31 December 2006 are as follows:

			Options outstanding		Options exercisable

	Number	Weighted		Number
Range of	outstanding at	average remaining	Weighted average	exercisable at	Weighted average
exercise prices	31 December 2006	contractual life	exercise price	31 December 2006	exercise price

€17.00 – €23.34	17 993 346	3 years	€18.54	6 484 654	€19.66

118	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

29 Share-based compensation plans (continued)

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

NV Executive Option Plan and PLC Executive Option Plan
These plans provide for the granting of options to purchase shares of Unilever N.V. and of Unilever PLC, at a price not lower than the market price on the day the options were granted. These options become exercisable after a three-year period from the date of grant. The options have a maximum term of ten years.

North America Executive Stock Option Programme
This programme is covered by the Unilever North America 2002 Omnibus Equity Compensation Plan and provides for the granting of options to purchase a maximum of 121.5 million shares in Unilever N.V. of the New York Registry, and 117.9 million shares of Unilever PLC, at a price not lower than the market value on the day the options are granted. These options become exercisable over a three-year period from the date of grant and have a maximum term of ten years.

Managers working in India can participate in an Executive Option Plan relating to Hindustan Lever Limited’s shares. As these are neither NV nor PLC shares, no figures for this plan are disclosed in this note, but the fair value costs for 2006 €1 million (2005: €2 million; 2004: €3 million) and are included in the costs of Executive Option Plans on page 117.

A summary of the status of the Executive Option Plans as at 31 December 2006, 2005 and 2004 and changes during the years ended on these dates is presented below:

		2006		2005		2004
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	options	price	options	price	options	price

Outstanding at 1 January	94 304 917	€18.16	106 817 066	€18.18	101 146 875	€17.45
Granted	–	–	994 780	€17.07	16 785 813	€17.03
Exercised	(12 458 411)	€16.80	(6 387 147)	€15.34	(5 079 787)	€12.41
Forfeited	(3 487 375)	€19.76	(7 078 325)	€19.19	(6 035 835)	€18.34
Expired	(55 912)	€13.87	(41 457)	€18.00	–	–

Outstanding at 31 December	78 303 219	€18.31	94 304 917	€18.29	106 817 066	€17.57

Exercisable at 31 December	64 704 677	€18.46	59 766 857	€18.39	49 223 513	€16.54

The weighted average market price of the shares at the time of exercise was €19.64 (2005: €18.82; 2004:€17.13). As at 1 January 2006 there were 34 538 060 non-vested options at a weighted average fair value of €4.13. As at 31 December 2006 there were 13 598 542 non-vested options at a weighted average fair value of €3.82. During 2006 21 234 947 options vested at a weighted average fair value of €4.32.

	2006	2005	2004

Option value information
Fair value per option	–	€3.67	€3.72
Valuation assumptions:
Expected option term	–	6.0 years	5.9 years
Expected volatility	–	27.5%	27.5%
Expected dividend yield	–	3.8%	3.4%
Risk-free interest rate	–	4.0%	3.7%

The exercise prices and remaining life of the Executive Option Plans as at 31 December 2006 are as follows:

			Options outstanding		Options exercisable

	Number	Weighted
Range of	outstanding at	average remaining	Weighted average	Number exercisable at	Weighted average
exercise prices	31 December 2006	contractual life	exercise price	31 December 2006	exercise price

€8.58 – €11.65	1 165 006	4 years	€11.51	1 165 006	€11.51
€12.34 – €16.91	16 001 431	5 years	€15.10	14 608 402	€14.95
€17.19 – €24.66	61 136 782	5 years	€19.28	48 931 269	€19.68

Unilever Annual Report on Form 20-F 2006	119

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

29 Share-based compensation plans (continued)

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

A summary of the status of the GPSP as at 31 December 2006 and 2005 and changes during the year is presented below:

	2006	2005
	Number of	Number of
	shares	shares

Outstanding at 1 January	3 770 644	–
Awarded	3 426 757	3 771 268
Vested	–	–
Forfeited	(470 972)	(624)

Outstanding at 31 December	6 726 429	3 770 644

Exercisable at 31 December	–	–

	2006	2005

Share award value information
Fair value per share award	€17.07	€15.98

As at 1 January 2006 there were 3 770 644 non-vested share awards at a weighted average fair value of €15.87. As at 31 December 2006 there were 6 726 429 non-vested share awards at a weighted average fair value of €16.47. During 2006 no share awards vested.

(iv) TSR Long-Term Incentive Plan
Under this plan, introduced in 2001, grants are made to Executive Directors and some senior executives. The level of share award which will vest three years later will vary in accordance with the Total Shareholder Return in comparison with a peer group (see description on page 27). If the ranking is below the median, the share award will lapse; the higher the ranking above the median, the higher the share award. The amount to be paid to the company by participants to obtain the shares at vesting is zero.

A summary of the status of the TSR Long-Term Incentive Plan as at 31 December 2006, 2005 and 2004 and changes during the year ended on these dates is presented below:

	2006	2005	2004
	Number of	Number of	Number of
	shares	shares	shares

Outstanding at 1 January	2 150 450	2 180 626	1 994 258
Awarded	602 347	689 495	734 699
Vested(a)	–	–	(454 759)
Forfeited	(33 971)	(21 944)	(93 572)
Expired(b)	(771 570)	(697 727)	–

Outstanding at 31 December	1 947 256	2 150 450	2 180 626

Exercisable at 31 December	–	–	–

(a)	2001 award vested 100% as ranking was 6th.
(b)	2002 and 2003 awards expired (zero vesting) as rankings were 13th and 14th respectively.

	2006	2005	2004

Share award value information
Fair value per share award(c)	€14.08	€13.48	€13.68

(c)	Estimated using option pricing models (Monte Carlo) taking account of peer group TSR volatilities and correlations.

As at 1 January 2006 there were 2 150 450 non-vested share awards at a weighted average fair value of €14.13. As at 31 December 2006 there were 1 947 256 non-vested share awards at a weighted average fair value of €13.83. During 2006 there were 771 570 share awards at a weighted average fair value of €14.84 which expired on the vesting date.

120	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

29 Share-based compensation plans (continued)

(v) North America Performance Share Programme
This long-term incentive plan for North American managers, introduced in 2001, awards Unilever shares if company performance targets are met over a three-year period. The amount to be paid to the company by participants to obtain the shares at vesting is zero.

A summary of the status of the North America Performance Share Programme as at 31 December 2006, 2005 and 2004 and changes during the years ended on these dates is presented below:

	2006	2005	2004
	Number of	Number of	Number of
	shares	shares	shares

Outstanding at 1 January	9 516 348	10 749 007	11 255 341
Awarded	2 735 732	2 742 984	3 456 287
Vested	(3 057 630)	(3 510 939)	(3 819 424)
Forfeited	(650 699)	(464 704)	(143 197)

Outstanding at 31 December	8 543 751	9 516 348	10 749 007

Exercisable at 31 December	–	–	–

	2006	2005	2004

Share award value information
Fair value per share award	€17.42	€19.02	€15.88

As at 1 January 2006 there were 9 516 348 non-vested share awards at a weighted average fair value of €16.14. As at 31 December 2006 there were 8 543 751 non-vested share awards at a weighted average fair value of €16.93. During 2006 there were 3 189 363 share awards vested at a weighted average fair value of €15.12.

(vi) Other Plans
The Group also provides a Share Matching Plan, a Restricted Share Plan, and a cash-settled share-based retention plan.

Additional information
As a result of the share-based compensation plans for employees, we are exposed to movements in our own share price. We take a flexible approach to the buying of shares to meet these obligations, not automatically buying shares at grant. In 2001, we entered into a contract with a bank for the forward purchase of Unilever shares. This contract was terminated in March 2006.

At 31 December 2006, there were options outstanding to purchase 87 114 773 (2005: 99 687 447) ordinary shares in NV or PLC in respect of share-based compensation plans of NV and its subsidiaries and the North American plans, and 28 832 519 (2005: 33 703 439) ordinary shares in NV or PLC in respect of share-based compensation plans of PLC and its subsidiaries.

To satisfy the options granted, certain NV group companies hold 91 935 752 (2005: 99 695 763) ordinary shares of NV or PLC, and trusts in Jersey and the United Kingdom hold 16 678 871 (2005: 19 454 453) PLC shares. The trustees of these trusts have agreed, until further notice, to waive dividends on these shares, save for the nominal sum of 0.01p per 3 1/9p ordinary share. Shares acquired during 2006 represent 0.2% of the Group’s called up capital. The balance at year end is 3.6% (2005: 3.9%) .

The book value of €1 836 million (2005: €2 258 million) of all shares held in respect of share-based compensation plans for both NV and PLC is eliminated on consolidation by deduction from other reserves (see note 23 on page 110). Their market value at 31 December 2006 was €2 279 million (2005: €2 261 million).

At 31 December 2006 the exercise price of 14 989 001 (2005: 43 740 558) NV and PLC options were above the market price of the shares.

Shares held to satisfy options are accounted for in accordance with IAS 32 and SIC 12. All differences between the purchase price of the shares held to satisfy options granted and the proceeds received for the shares, whether on exercise or lapse, are charged to reserves. In 2006 this includes €7 million (2005: €7 million) for shares held to meet options expiring in the short term which are priced above market value. The basis of the charge to operating profit for the economic value of options granted is discussed on page 117.

Obligations over the following number of shares were granted, exercised, forfeited or expired between 31 December 2006 and 1 March 2007. In this period we have also, in line with prior years practice, purchased 206 871 NV New York Registry Shares and 259 522 PLC shares in the form of ADRs to satisfy awards under the North America Executive Option and Share Matching Plans.

Exercised,
	Granted	forfeited or expired

	Numbers of	Numbers
	shares	of shares

All-Employee Option Plans	–	443 488
Executive Option Plans	–	3 006 729
Global Performance Share Plan	–	20 083
TSR Long-Term Incentive Plan	–	–
North America Performance Share Programme	–	91 187

Unilever Annual Report on Form 20-F 2006	121

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

30 Related party transactions

The following related party balances existed with associate or joint venture businesses at 31 December:
	€ million	€ million
Related party balances	2006	2005

Trading and other balances due (to)/from joint ventures	91	85
Trading balances due (to)/from associates	(14)	(8)

Joint ventures
As discussed in note 33 on page 123, Unilever completed the restructuring of its Portuguese business as at 1 January 2007. Balances owed by FIMA at 31 December 2006 were €91 million (2005: €85 million).

Associates
Following the sale of DiverseyLever, our institutional and industrial cleaning business, to Johnson Professional Holdings Inc. in 2002, Unilever has a one-third equity stake in the combined JohnsonDiversey business, with an option to exit the business from 2007. This option had a fair value of zero at 31 December 2006 and 31 December 2005. At 31 December 2006 the outstanding balance payable to JohnsonDiversey Holdings Inc. was €14 million (2005: €8 million). Sales agency fees to JohnsonDiversey were incurred of approximately €68 million in 2006 (2005: €76 million; 2004: €68 million).

Langholm Capital Partners invests in private European companies with above-average longer-term growth prospects. It has invested in: Lumene OY, a Finnish personal care business specialising in natural personal care for fair skins in harsh climates; Dorset Cereals, a UK manufacturer of cereal products aimed at the healthy eating and luxury niche of the cereals market; Just Retirement, a specialist financial services company based in the UK, providing customised retirement solution for those in and approaching retirement, and Elvi, a UK retailer of plus-size women’s clothing with 25 owned shops and 66 concession outlets. An IPO of Just Retirement took place in 2006. As a result of sale of shares during the IPO, Langholm returned €13 million to Unilever. Langholm remains a majority shareholder of Just Retirement. To build business opp ortunities that fit our core business interests in Foods and Home and Personal Care, we have committed €97 million to Langholm Capital Partners on a total of €242 million funds raised. At 31 December 2006, the outstanding balance with Langholm Capital Partners was €45 million (not material in 2005).

Other related parties
In September 2006 Harish Manwani, President Asia Africa and member of the Unilever Executive Team, and his wife purchased an apartment from Hindustan Lever Limited, a group company ultimately owned by PLC, for Rs.118 million (€2 042 255). The purchase was made at full market value via an open bidding/tendering process managed by independent property consultants. Mr Manwani is also Non-Executive Chairman of Hindustan Lever Limited a company listed on, among others, the National Stock Exchange of India and the Bombay Stock Exchange. The independent Directors of Hindustan Lever Limited, including the Chairman of the Audit Committee were fully consulted.

31 Key management personnel

For 2004 key management personnel included the Executive Directors, Non-Executive Directors and Business Presidents described on pages 68 and 69 of the 2004 Report and Accounts. Following a change in the management structure which took place in 2005 key management for 2005 and 2006 for reporting purposes became the members of the UEx together with the Non-Executive Directors described on page 46.

	€ million	€ million	€ million
Key management compensation	2006	2005	2004

Salaries and short-term employee benefits	(14)	(13)	(21)
Non-Executive Directors’ fees	(1)	(1)	(1)
Post-employment benefits	(3)	(4)	(5)
Other long-term benefits (all share-based)	(2)	(1)	(13)
Termination payments	–	(1)	(2)

	(20)	(20)	(42)

Of which:
Executive Directors	(11)	(16)	(24)
Non-Executive Directors	(1)	(1)	(1)
Other	(8)	(3)	(17)

	(20)	(20)	(42)

Details of the remuneration of Directors are given in the auditable part of the report of the Remuneration Committee as defined on page 49. See also note 30 above for information on related party transactions.

122	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

32 Remuneration of auditors

	€ million	€ million	€ million
	2006	2005	2004

Audit fees(a)	(24)	(14)	(13)
Audit-related fees(b)	(3)	(3)	(5)
Tax fees	(2)	(3)	(4)
All other fees	(1)	(2)	(2)

(a)	Excludes out of pocket expenses and fees paid in respect of services supplied for associated pension schemes.
(b)	Includes other audit services which comprises audit and similar work that regulation for agreements with third parties requires the auditors to undertake.

33 Events after the balance sheet date

On 1 January 2007, Unilever completed the restructuring of its Portuguese businesses. The result of the reorganisation is that Unilever now has a 55% share of the combined Portuguese entity, called Unilever Jerónimo Martins. The combined business includes the foods and home and personal care businesses. The remaining 45% interest is held by Jerónimo Martins Group. The structure of the agreement is such that there is joint control of the newly formed entity and so it will be accounted for by Unilever as a joint venture.

On 12 March 2007, Unilever announced the commencement of a share buy-back programme. This will involve the purchase in 2007 of ordinary shares of NV or PLC, or a combination of the two, up to an aggregate market value of €1.5 billion. The value of the shares purchased will be booked against equity under the heading of Other reserves, in line with established practice. As at 19 March 2007, 1 967 782 ordinary shares of NV had been purchased at prices between €19.55 and €21.41 per share. These shares will be held as treasury shares.

Unilever Annual Report on Form 20-F 2006	123

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

34 Divergences from United States GAAP

Unilever’s consolidated accounts are prepared in accordance with accounting principles which differ in some respects from those applicable in the United States. The following is a summary of the effect on the Group’s net profit, combined earnings per share and equity of the application of accounting principles generally accepted in the United States (US GAAP).

	€ million	€ million	€ million
	2006	2005	2004

Net profit as reported in the consolidated income statement	5 015	3 975	2 941
US GAAP adjustments:
Impairment of goodwill and intangible assets	(12)	(279)	(152)
Restructuring costs	23	(224)	275
Pensions and similar obligations	(464)	(265)	(230)
Profit/(loss) on disposal of group companies	(167)	(217)	(11)
Currency retranslation written back on disposals	(81)	(102)	(8)
Sale and leaseback	(28)	(56)	–
Financial Instruments	(41)	(6)	(66)
Taxation effect of above adjustments including differences in deferred tax accounting	178	70	159
Other	(38)	(41)	(41)

Net increase/(decrease)	(630)	(1 120)	(74)

Net income under US GAAP	4 385	2 855	2 867

Attributable to:
Minority interests	270	209	181
Shareholders’ equity	4 115	2 646	2 686

Combined earnings per share under US GAAP	€	€	€

From continuing operations
Basic earnings per share	0.98	0.68	0.84
Diluted earnings per share	0.93	0.68	0.80

From total operations
Basic earnings per share	1.45	0.90	0.92
Diluted earnings per share	1.38	0.88	0.87

	€ million	€ million
	2006	2005

Total equity as reported in the consolidated balance sheet	11 672	8 765
US GAAP adjustments:
Goodwill	4 171	4 531
Indefinite-lived intangible assets	1 246	1 402
Restructuring costs	171	153
Pensions and similar obligations	31	1 085
Taxation effect of above adjustments including differences in deferred tax accounting	(464)	(896)
Other	241	356

Net increase/(decrease)	5 396	6 631

Equity under US GAAP	17 068	15 396

Attributable to:
Minority interests	442	404
Shareholders’ equity	16 626	14 992

124	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

34 Divergences from United States GAAP (continued)

The consolidated accounts of the Unilever Group have been prepared in accordance with accounting principles which differ in certain respects from those generally accepted in the United States (US GAAP). The principal differences are set out below.

Goodwill and intangible assets
Under IFRS transitional rules, purchased goodwill and indefinite-lived intangible assets were recognised at the transition date to IFRS at deemed cost. For goodwill, the deemed cost at 1 January 2004 was the carrying value under previous GAAP at 31 December 2003. Under previous GAAP, goodwill arising from acquisitions after 1 January 1998 was capitalised and amortised over the period of its expected useful life, up to a maximum of 20 years. For intangible assets with indefinite lives, the deemed cost at the date of transition to IFRS is the original cost at which these intangible assets were initially recognised on the balance sheet at the time of the acquisition.

Under US GAAP prior to 1 January 2002, purchased goodwill and indefinite-lived intangible assets were capitalised and amortised over their useful lives. From 1 January 2002, under Financial Accounting Standards Board Statement FAS 142 ‘Goodwill and Other Intangible Assets’, the amortisation of goodwill and indefinite-lived intangible assets ceased. Intangible assets that have finite useful lives continue to be amortised over their useful lives for both IFRS and US GAAP.

The differences in equity between IFRS and US GAAP in accounting for goodwill and intangible assets are set out in the table below:

	€ million	€ million
	2006	2005

Pre-1998 goodwill and intangible assets	3 149	3 536
Cessation of goodwill amortisation	1 633	1 631
Cessation of indefinite-lived intangible assets amortisation	(398)	(329)
Differences in calculation of goodwill on acquisition	1 118	1 198
Recognised impairments on goodwill and indefinite-lived intangible assets	(106)	(128)
Cessation of goodwill amortisation on joint ventures and associates	21	25

Total adjustment to equity	5 417	5 933

Under US GAAP the carrying values and detailed rules for measuring and allocating an impairment loss differ from those rules under IFRS. The principal differences being that:

•	The impairment review is performed by reference to reporting units, which are defined differently from cash generating units. A reporting unit is at the reporting segment or one level below; and

•	Fair value is determined by use of a relief-from-royalty valuation method for indefinite-lived trademarks and through a present value of discounted cash flows methodology for the relevant reporting unit in respect of goodwill.

In 2006, the US GAAP impairment testing identified an additional €12 million of goodwill and intangible assets that were impaired (2005: €279 million; 2004: €152 million).

Goodwill
An analysis of goodwill of group companies, joint ventures and associates by reporting segment is given below:

	€ million	€ million	€ million	€ million
		The	Asia
	Europe	Americas	Africa	Total

1 January 2005(a)	8 515	5 937	1 960	16 412
Acquisitions	–	–	13	13
Disposals	(149)	(24)	(4)	(177)
Impairment charged to income statement	–	(176)	(3)	179
Currency retranslation	56	1 123	381	1 560

31 December 2005	8 422	6 860	2 347	17 629
Acquisitions	43	–	17	60
Disposals	(111)	(25)	(4)	(140)
Impairment charged to income statement	(17)	(5)	(2)	(24)
Currency retranslation	(5)	(415)	(388)	(808)

31 December 2006	8 332	6 415	1 970	16 717

(a)	In 2005 Unilever implemented a new operating framework, which resulted in Unilever reporting its primary operating segments as geographies. In 2005 an allocation of goodwill was made to the reportable segments. During the year the Directors have reassessed the allocation of goodwill to geographical segments based on the relative fair value of the segments at the time the new operating framework was introduced. As a result, we have amended the 1 January 2005 goodwill balances (and associated currency retranslation effects in 2005) by reallocating goodwill from the Americas segment to the Asia Africa and Europe segments of €1.0 billion and €0.3 billion respectively.

Unilever Annual Report on Form 20-F 2006	125

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

34 Divergences from United States GAAP (continued)

Indefinite-lived intangible assets
Indefinite-lived intangible assets principally comprise trademarks. An analysis of the net book value of indefinite-lived intangible assets at cost less accumulated amortisation is given below:

	€ million	€ million
	2006	2005

Cost	6 878	7 471
Accumulated amortisation	(1 458)	(1 619)

Net book value 31 December	5 420	5 852

Restructuring costs
Under Unilever’s accounting policy, costs relating to employee terminations and certain other costs are recognised when a restructuring plan has been announced as the Group is considered to be ‘demonstrably committed’. Under US GAAP, employee termination costs are recognised when the company has a liability to the employee, unless further service is required from the employee, in which case costs are recognised as benefits are earned. Additionally, under US GAAP, liabilities relating to certain other exit costs are recognised when incurred.

Pensions and similar obligations
Under IAS 19, the expected costs of providing retirement benefits are charged to the income statement over the periods benefiting from the employees’ services. Variations from the expected cost are recognised as they occur in the statement of recognised income and expense. The assets and liabilities of pension plans are included in the Group balance sheet at fair value. Under previous US GAAP rules, pension and other post-retirement plan costs and liabilities were accounted for in accordance with the prescribed actuarial method and measurement principles of FAS 87, ‘Employers’ Accounting for Pensions’ and FAS 106, ‘Employers’ Accounting for Post-Retirement Benefits Other than Pensions’. The most significant difference between IFRS and US GAAP was that variations from the expected costs were recognised in the income statement over the expected service lives of the employees. Furthermore, an additional minimum liability was recognised and a charge made to other comprehensive income when the accumulated benefit obligation exceeded the fair value of plan assets to the extent that the amount was not covered by the net liability recognised in the balance sheet.

On 31 December 2006, Unilever adopted FAS 158, ‘Employer’s Accounting for Defined Benefit Pension and Other Post-Retirement Plans’ as issued by the Financial Accounting Standards Board (FASB) in September 2006 in full. The standard requires the net surplus or deficit of plans to be shown in the statement of financial position. This standard was adopted by Unilever with effect from 31 December 2006. The adoption of FAS 158 means that the only significant difference from IFRS is that variations from the expected costs are recognised first in equity and then recycled in the income statement over the expected service life of the employees.

Under US GAAP, the actuarial assumptions used to calculate the benefit obligations are set by reference to market conditions at the balance sheet date, in a manner similar to that used under IAS 19. Following the adoption of FAS 158 in 2006 the balance sheet accounting methodology is now similar to that under IAS 19. However, there is still one significant difference since under US GAAP all costs are recognised in operating profit and certain cost items are amortised in the income statement even though they have already been recognised in equity. Under the provisions of FAS 158 earlier years have not been restated.

The disclosures below show the benefit obligations, assets, funded status and balance sheet impact, as well as the periodic expense, cash flows and related economic assumptions associated with the defined benefit pension plans and other post-employment benefit plans as computed in accordance with FAS 87, FAS 106 and FAS 158.

Measurement dates
All plan assets are valued at fair value at the balance sheet date. Liabilities in respect of the most important pension plans, comprising approximately 80% of the pension liabilities, are subject to actuarial valuations every year. The valuations use membership data for the current year with the liability projected forward to the balance sheet date. Valuations of all other plans are carried out every three years and in the case of the other principal pension plans, comprising approximately a further 15% of the liabilities, the valuations are updated each year.

126	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

34 Divergences from United States GAAP (continued)

Benefit obligations
The table below shows changes in benefit obligations during 2006 and 2005:

	€ million	€ million	€ million	€ million
			Other post-	Other post-
	Pension	Pension	employment	employment
	plans	plans	benefit plans	benefit plans
Change in benefit obligations	2006	2005	2006	2005

1 January	19 927	17 512	1 306	1 175
Service cost	338	321	28	28
Interest cost	907	915	62	68
Plan member contributions	14	19	–	–
Amendments	(107)	13	(186)	(56)
Actuarial (gains)/losses	(451)	1 665	(80)	12
Acquisitions	–	–	–	–
Disposals	(118)	(22)	(5)	(3)
Settlements	(16)	(4)	–	(1)
Curtailments	(33)	(36)	(27)	(3)
Special termination benefits	54	79	–	1
Gross benefits paid	(1 177)	(1 160)	(79)	(84)
Less: Federal subsidy on benefit paid	–	–	6	–
Reclassification of benefits(a)	27	18	1	10
Currency retranslation	(137)	607	(101)	159

31 December	19 228	19 927	925	1 306

(a)	During both 2006 and 2005, certain obligations were reclassified as employee benefit obligations.

The weighted assumptions used to value the benefit obligations in respect of the principal plans are:

	%	%	%	%
			Other post-	Other post-
	Pension	Pension	employment	employment
Weighted average assumptions used to determine benefit obligations	plans	plans	benefit plans	benefit plans
for the principal plans at 31 December	2006	2005	2006	2005

Discount rate	5.1	4.6	5.9	5.5
Salary increases	3.7	3.5	4.0	4.0
Pension increases	2.3	2.1	n/a	n/a

In setting the discount rate, the Group has regard to the yield on high quality corporate bonds of suitable duration to the liabilities. For the UK, we utilise the iBoxx 15+ year AA All Stock Index yield, for the Eurozone we utilise the iBoxx Euro 10+ year AA All Stock index and for the US we utilise the Moody’s Corporate AA index yield.

Assumptions for the remaining defined benefit plans vary considerably, depending on the economic conditions of the countries where they are situated.

Post-employment healthcare benefits
Additional assumptions in respect of healthcare benefits are:

Weighted average healthcare trend rates at 31 December	2006	2005

Healthcare cost trend rate assumed for next year	9.9%	10.4%
Rate to which the cost trend rate gradually declines	5.0%	4.8%
Year that the assumed long-term rate is reached	2012	2012

Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plans. A one percentage point change in assumed healthcare cost trend rates would have the following effect:

	€ million	million
	1% point	1% point
	increase	decrease

Effect on post-employment benefit obligation	51	(47)

Unilever Annual Report on Form 20-F 2006	127

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

34 Divergences from United States GAAP (continued)

Plan assets
The table below shows the changes in the fair value of plan assets during 2006 and 2005:

	€ million	€ million	€ million	€ million
			Other post-	Other post-
	Pension	Pension	employment	employment
	plans	plans	benefit plans	benefit plans
Change in the fair value of plan assets during the year	2006	2005	2006	2005

1 January	15 989	13 441	17	14
Actual return on plan assets	1 558	2 483	(2)	3
Acquisitions	–	–	–	–
Disposals	(63)	(3)	–	–
Settlements	(16)	(10)	–	–
Employer contributions/surplus refunds	1 002	751	71	82
Plan member contributions	14	19	–	–
Benefits paid from plan assets	(1 177)	(1 160)	(73)	(84)
Reclassification of benefits(b)	38	39	–	–
Currency retranslations	(80)	429	–	2

31 December	17 265	15 989	13	17

(b)	During 2005, certain obligations were reclassified as employee benefit obligations.

Asset allocation
The asset allocation for the Group’s principal pension plans at 31 December 2005 and 2006, target allocation for 2007, and expected long-term rates of return by asset category are as follows:

				Long-term
	Target	Percentage	Percentage	expected
	percentage	of plan	of plan	return on
	allocation	assets at	assets at	plan assets at
	for	31 December	31 December	31 December
Long-term asset category	2007	2006	2005	2006

Equity securities	60	61	61	7.8%
Debt securities	26	24	25	4.9%
Property	9	8	9	6.3%
Other	5	7	5	6.0%

	100	100	100

Equity securities include Unilever securities amounting to €32 million (0.2% of total plan assets) and €34 million (0.2% of total plan assets) at 31 December 2006 and 2005 respectively.

Funded status
The funded status of the plans, reconciled to the amount reported in the statement of financial position, is as follows:

	€ million	€ million	€ million	€ million
			Other post-	Other post-
	Pension	Pension	employment	employment
	plans	plans	benefit plans	benefit plans
	2006	2005	2006	2005

Fair value of plan assets	17 265	15 989	13	17
Benefit obligations	(19 228)	(19 927)	(925)	(1 306)

Funded status at 31 December	(1 963)	(3 938)	(912)	(1 289)
Unrecognised net transition liability/(asset)	–	(46)	–	–
Unrecognised net actuarial loss/(gain)	–	3 008	–	319
Unrecognised prior service cost	–	91	–	(59)

Net amount recognised at 31 December	(1 963)	(885)	(912)	(1 029)

Amount recognised in the statement of financial position consists of:
Prepaid benefit cost	n/a	1 603	n/a	3
Accrued benefit liability	n/a	(2 488)	n/a	(1 032)
Additional minimum liability	n/a	(2 442)	n/a	–
Intangible asset	n/a	52	n/a	–
Accumulated other comprehensive income	n/a	2 390	n/a	–

Net amount recognised at 31 December	n/a	(885)	n/a	(1 029)

Current assets	50	n/a	–	n/a
Non-current assets	1 653	n/a	2	n/a
Current liabilities	(224)	n/a	(84)	n/a
Non-current liabilities	(3 442)	n/a	(830)	n/a

Total net liability	(1 963)	n/a	(912)	n/a

The projected benefit obligation (PBO), accumulated benefit obligation (ABO), and fair value of plan assets, in total and for pension plans where the projected benefit obligation or accumulated benefit obligation is in excess of plan assets are as follows:

128	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

34 Divergences from United States GAAP (continued)

	€ million	€ million	€ million	€ million	€ million	€ million
			Plans where	Plans where	Plans where	Plans where
	Pension	Pension	PBO exceeds	PBO exceeds	ABO exceeds	ABO exceeds
	plans	plans	plan assets	plan assets	plan assets	plan assets
	2006	2005	2006	2005	2006	2005

As at 31 December:
Projected benefit obligations	19 228	19 927	14 069	15 175	13 738	14 749
Accumulated benefit obligations	18 152	18 687	13 350	14 290	12 967	13 849
Fair value of plan assets	17 265	15 989	10 404	10 067	10 096	9 659

Net periodic cost

	€ million	€ million	€ million	€ million	€ million	€ million
				Other post-	Other post-	Other post-
	Pension	Pension	Pension	employment	employment	employment
	plans	plans	plans	benefit plans	benefit plans	benefit plans
Components of net periodic benefit cost	2006	2005	2004	2006	2005	2004

Service cost (gross)	351	339	324	28	28	24
Interest cost	907	915	909	62	68	64
Expected returns on plan assets	(1 020)	(930)	(917)	(1)	(1)	–
Employee contributions	(14)	(19)	(32)	–	–	–
Amortisation of prior service cost	23	30	33	(8)	(2)	–
Amortisation of transition (asset)	(35)	(35)	(35)	–	–	–
Amortisation of actuarial loss/(gain)	172	162	163	17	17	12

Total before FAS 88 events	384	462	445	98	110	100
Adjustments for FAS 88 events	42	81	120	(27)	(3)	6

Net periodic benefit cost	426	543	565	71	107	106

The assumptions in respect of principal plans used to determine the periodic expense in the table above for pensions and other retirement benefits are given in the table below:

	%	%	%	%	%	%
				Other post-	Other post-	Other post-
	Pension	Pension	Pension	employment	employment	employment
Weighted average assumptions used to determine net cost	plans	plans	plans	benefit plans	benefit plans	benefit plans
for the principal plans for the years ended 31 December	2006	2005	2004	2006	2005	2004

Discount rate	4.6	5.1	5.5	5.5	5.7	6.1
Expected long-term rate of return on plan assets	6.4	6.8	7.2	n/a	n/a	n/a
Salary increases	3.5	3.6	3.7	4.0	4.5	4.5
Pension increases	2.1	2.2	2.2	n/a	n/a	n/a

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

	€ million	€ million
	1% point	1% point
	increase	decrease

Effect on total of service and interest cost components	4	(3)

Other comprehensive income
Other changes in plan assets and benefit obligations recognised in other comprehensive income.

	€ million	€ million	€ million	€ million	€ million	€ million
				Other post-	Other post-	Other post-
	Pension	Pension	Pension	employment	employment	employment
	plans	plans	plans benefit plans		benefit plans	benefit plans
	2006	2005	2004	2006	2005	2004

Change in effect of additional minimum liability	(2 388)	n/a	n/a	–	n/a	n/a
Total recognised in other comprehensive income	(674)	n/a	n/a	17	n/a	n/a
Total recognised in net period benefit cost and other comprehensive income	(248)	n/a	n/a	54	n/a	n/a
Amounts recognised in accumulated other comprehensive income:
Additional minimum liability	n/a	(2 442)	(2 208)	n/a	n/a	n/a
Net actuarial loss/(gain)	1 781	n/a	n/a	207	n/a	n/a
Prior service cost/(credit)	(56)	n/a	n/a	(224)	n/a	n/a
Transition obligation/(asset)	(11)	n/a	n/a	–	n/a	n/a
Total amount recognised	1 714	n/a	n/a	(17)	n/a	n/a

Unilever Annual Report on Form 20-F 2006	129

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

34 Divergences from United States GAAP (continued)

	€ million	€ million
		Other post-
	Pension	employment
Estimated amortisation amounts from accumulated	plans	benefit plans
other comprehensive income into net periodic benefit cost during 2007	2007	2007

Actuarial loss/(gain)	89	4
Prior service cost/(credit)	2	(23)
Transition obligation/(asset)	(35)	–
Total	56	(19)

Expected cash flows
During 2007, net of refunds, Unilever currently expects to make cash contributions of €371 million to funded defined benefit plans. This includes both mandatory and discretionary payments. In addition, a further €82 million is expected to be contributed to defined contribution plans.

The table below shows the expected benefit payments from defined benefit plans. The benefits paid from funded plans include amounts funded by employee contributions. The benefits paid in respect of unfunded plans are made from the Group’s cash resources.

		€ million	€ million	€ million
Pension benefits		Other benefits
				Federal subsidy
Expected benefit payments	Funded	Unfunded	Unfunded	Unfunded

2007	909	225	99	6
2008	928	207	101	6
2009	960	216	105	6
2010	971	222	108	7
2011	999	228	111	7
2012-2016	5 302	1 262	557	36

Effect of implementing FAS 158
The following table shows the incremental effect of adopting FAS 158 as at 31 December 2006:

	€ million	€ million	€ million
	Before	Adjustments	After
	adopting	to adopt	adopting
	FAS 158	FAS 158	FAS 158

Assets:
Current benefit asset	–	50	50
Non-current benefit asset	1 153	502	1 655
Intangible asset	13	(13)	–
Deferred tax asset	611	(5)	606
Liabilities:
Current benefit liability	(308)	–	(308)
Non-current benefit liability	(3 679)	(593)	(4 272)
Shareholders’ equity:
AOCI	1 144	(50)	1 094

Deferred tax
Under IFRS, a provision is made on unremitted earnings of controlled group companies to the extent that the distributions are considered probable. US GAAP requires full provision to be made assuming all earnings will be distributed, unless those earnings can be recovered tax-free or will be permanently reinvested in the controlled group company.

Under IFRS, deferred tax on share-based compensation is provided based on the actual tax credit expected to be received using the fair market value of the share price at the year end (the intrinsic value). The deferred tax is credited to the income statement to the extent of the tax recognised on the share-based compensation charge with the excess recognised directly in equity. Under US GAAP, upon adoption of FAS 123(R), ‘Share Based Payments’, deferred tax is recognised to the extent of the cumulative amount of compensation cost recognised through the income statement. Upon exercise, the deferred tax adjustment required is recognised in the income statement or equity, dependent on whether a windfall pool exists or not.

130	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

34 Divergences from United States GAAP (continued)

Profit or loss on disposal of group companies
Under both IFRS and US GAAP, Unilever calculates profit or loss on sale of group companies net of goodwill included on the balance sheet and after the write-back of cumulative currency retranslation differences. Under previous GAAP, goodwill and intangible assets purchased prior to 1 January 1998 were written off in the year of acquisition as a movement in profits retained. Under US GAAP, such goodwill and intangible assets were capitalised and, prior to 1 January 2002, were amortised over their useful lives. These different accounting treatments give rise to differences between net profit or loss calculated under IFRS and that calculated under US GAAP. In 2006, the additional goodwill and intangibles recorded under US GAAP for disposals during the year means that the disposal profit was €167 million (2005: €217 million; 2004: €11 million) lower than that reported under IFRS.

Under IFRS, cumulative currency retranslation differences arising from the transition date to IFRS of 1 January 2004 are included in the calculation whereas under US GAAP the profit or loss on disposal includes cumulative currency retranslation differences which have arisen since the date that the businesses were originally acquired.

Currency retranslation
Under IFRS, the gain from cumulative translation differences arising from the partial repayment of capital of a subsidiary is recognised within the income statement. Under US GAAP, currency translation gains and losses are only recycled to the income statement on the sale or upon the complete or substantially complete liquidation of the investment.

Financial instruments
From 1 January 2005, Unilever recognises all derivative financial instruments on the balance sheet at fair value and applies hedge accounting to a portion of its portfolio of derivative financial instruments, meaning that changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity and any ineffective portion is recognised immediately in the income statement. This is similar to requirements under FAS 133, ‘Accounting for Derivatives and Hedging Activities’.

Prior to the adoption of IAS 32 and IAS 39 on 1 January 2005, Unilever applied hedge accounting to its portfolio of derivative financial instruments, meaning that changes in the value of forward exchange contracts were recognised in the results in the same period as changes in the values of the assets and liabilities they were intended to hedge. Interest payments and receipts arising from interest rate derivatives such as swaps and forward rate agreements were matched to those arising from underlying debt and investment positions. Payments made or received in respect of the early termination of derivative instruments were spread over the original life of the instrument so long as the underlying exposure continues to exist.

Prior to 1 January 2005, Unilever had not designated any of its derivative financial instruments as qualifying hedge instruments under FAS 133 and accordingly, under US GAAP, all derivative financial instruments were valued at fair value with changes in fair value reflected in the income statement.

Sale and leaseback
The test for determining if an asset qualifies for treatment as a sale in a sale and leaseback transaction is stricter under US GAAP than that under IFRS, in particular where the lessee has continuing involvement. As a result, certain sale and leaseback transactions entered into by Unilever are reversed for the purposes of US GAAP reporting.

Other
Other equity differences relate to joint ventures and associates, biological assets, preference shares, borrowing costs, outsourcing contracts, sale and leaseback and financial instruments. Other net profit differences relate to biological assets, dividends on preference shares, joint ventures and associates, borrowing costs and outsourcing contracts.

Share-based payments
Unilever has adopted FAS 123(R) as of 1 January 2006 on a prospective basis. Since the Group had already voluntarily adopted the fair value measurements from FAS 123 in prior years, the adoption of this Standard has had no material impact on the consolidated results from operations and financial position of Unilever.

Recent accounting developments
In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), ‘Accounting for Uncertainty in Income Taxes’. The provisions of FIN 48 will be effective for all outstanding tax positions on adoption, which for Unilever is 1 January 2007. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The impact of FIN 48 on the consolidated results of the operations and financial position of Unilever is currently being assessed by the Group.

In October 2006, FASB issued FAS 157, ‘Fair Value Measurement’. The standard addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes, and move toward a market-based measure instead of an entity-based measure, and expands disclosure requirements about fair value measurements. The standard is effective for fiscal years beginning after 15 November 2007 and will be adopted by Unilever as at 1 January 2008. The impact of FAS 157 on the consolidated results of operations and financial position of Unilever is currently being assessed by the Group.

In February 2006, the FASB issued FAS 155, ‘Accounting for Certain Hybrid Financial Instruments, an amendment of FAS 133 and FAS 140’. This statement simplifies accounting for certain hybrid financial instruments by permitting fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. FAS 155 is effective for Unilever for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after 1 January 2007. The adoption is not expected to have a material effect on the consolidated results of operations or financial position of Unilever.

In February 2007, the FASB issued FAS 159 ‘The Fair Value Option for Financial Assets and Financial Liabilities’. The standard provides companies with an option to report selected financial assets and liabilities at fair value. FAS 159 is effective for fiscal years beginning after 15 November 2007, and will be adopted by Unilever as at 1 January 2008. The impact on the consolidated results of operations and financial position of Unilever is currently being assessed by the Group.

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

Unilever Annual Report on Form 20-F 2006	131

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

35 Additional information for US investors

Presented below is additional information required for reporting in the United States, prepared on an IFRS basis:
(i) Segment information; (ii) Summarised presentation of the NV and PLC parts of the Group; and (iii) Guarantor statements.

(i) Segment information (prepared on an IFRS basis)
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

	€ million	€ million	€ million	€ million
		The	Asia
Analysis by geographical segment	Europe	Americas	Africa	Total

2006
Turnover
At constant 2005 exchange rates	14 967	13 591	10 983	39 541
Exchange rate adjustments	33	188	(120)	101

At current 2006 exchange rates	15 000	13 779	10 863	39 642

Trading result
At constant 2005 exchange rates	1 966	2 096	1 320	5 382
Exchange rate adjustments	5	20	(9)	16

At current 2006 exchange rates	1 971	2 116	1 311	5 398
Other adjustments				10

Operating profit				5 408

2005
Turnover
At constant 2004 exchange rates	14 879	12 715	10 281	37 875
Exchange rate adjustments	61	464	1	526

At current 2005 exchange rates	14 940	13 179	10 282	38 401

Trading result
At constant 2004 exchange rates	2 101	1 942	1 234	5 277
Exchange rate adjustments	6	58	(3)	61

At current 2005 exchange rates	2 107	2 000	1 231	5 338
Other adjustments				(264)

Operating profit				5 074

2004
Turnover
At constant 2003 exchange rates	15 246	13 380	10 122	38 748
Exchange rate adjustments	6	(1 084)	(502)	(1 580)

At current 2004 exchange rates	15 252	12 296	9 620	37 168

Trading result
At constant 2003 exchange rates	2 236	2 153	1 090	5 479
Exchange rate adjustments	5	(186)	(57)	(238)

At current 2004 exchange rates	2 241	1 967	1 033	5 241
Other adjustments				(1 260)

Operating profit				3 981

Depreciation, amortisation and impairment
2006
At constant 2005 exchange rates	(442)	(313)	(200)	(955)
Exchange rate adjustments	(1)	(4)	2	(3)

At current 2006 exchange rates	(443)	(317)	(198)	(958)

2005
At constant 2004 exchange rates	(442)	(630)	(184)	(1 256)
Exchange rate adjustments	–	(8)	(2)	(10)

At current 2005 exchange rates	(442)	(638)	(186)	(1 266)

2004
At constant 2003 exchange rates	(613)	(1 236)	(297)	(2 146)
Exchange rate adjustments	–	116	14	130

At current 2004 exchange rates	(613)	(1 120)	(283)	(2 016)

132	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

35 Additional information for US investors (continued)

(i) Segment information (continued)

	€ million	€ million	€ million	€ million
		The	Asia
Capital expenditure	Europe	Americas	Africa	Total

2006
At constant 2005 exchange rates	507	389	296	1 192
Exchange rate adjustments	4	7	(2)	9

At current 2006 exchange rates	511	396	294	1 201

2005
At constant 2004 exchange rates	446	291	298	1 035
Exchange rate adjustments	1	14	–	15

At current 2005 exchange rates	447	305	298	1 050

	€ million	€ million	€ million	€ million
United
	Kingdom &	United
Analysis by geographical area(a)	Netherlands	States	Other	Total

Turnover
2006
At constant 2005 exchange rates	3 703	7 688	28 150	39 541
Exchange rate adjustments	7	(61)	155	101

At current 2006 exchange rates	3 710	7 627	28 305	39 642

2005
At constant 2004 exchange rates	3 700	7 587	26 588	37 875
Exchange rate adjustments	(21)	(37)	584	526

At current 2005 exchange rates	3 679	7 550	27 172	38 401

2004
At constant 2003 exchange rates	3 779	8 093	26 876	38 748
Exchange rate adjustments	52	(732)	(900)	(1 580)

At current 2004 exchange rates	3 831	7 361	25 976	37 168

Property, plant and equipment
2006	967	1 060	4 249	6 276
2005	1 018	1 140	4 334	6 492

(a)	For the United Kingdom and the Netherlands, which are the home countries of the parent companies, the combined operating profit in 2006 was €555 million (2005: €648 million; 2004: €667 million).

Unilever Annual Report on Form 20-F 2006	133

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

35 Additional information for US investors (continued)

(ii) Summarised presentation of the NV and PLC parts of the Group (prepared on an IFRS basis)

NV and PLC and their group companies constitute a single reporting entity for the purposes of presenting consolidated accounts. The following supplemental information shows the consolidated income statement and balance sheet of the Group analysed according to the relative legal ownership of individual entities by NV or PLC.

	€ million	€ million	€ million	€ million	€ million	€ million
	NV	NV	NV	PLC	PLC	PLC
Income statement for the year ended 31 December	2006	2005	2004	2006	2005	2004

Continuing operations:

Turnover	27 376	26 479	25 328	12 266	11 922	11 840

Operating profit	3 608	3 552	2 666	1 800	1 522	1 315
Net finance costs	(686)	(470)	(375)	(35)	(143)	(248)
Share in net profit of joint ventures	59	35	30	19	12	9
Share in net profit of associates	–	(12)	8	36	(13)	(6)
Other income from non-current investments	13	20	35	17	13	19

Profit before taxation	2 994	3 125	2 364	1 837	1 391	1 089
Taxation	(727)	(774)	(471)	(419)	(407)	(254)

Net profit from continuing operations	2 267	2 351	1 893	1 418	984	835
Net profit from discontinued operations	836	455	131	494	185	82

Net profit	3 103	2 806	2 024	1 912	1 169	917

Attributable to:
Minority interest	66	57	56	204	152	130
Shareholders’ equity	3 037	2 749	1 968	1 708	1 017	787

	€ million	€ million	€ million	€ million
	NV	NV	PLC	PLC
Balance sheet as at 31 December	2006	2005	2006	2005

Goodwill and intangible assets	12 569	14 152	4 637	3 903
Property, plant and equipment	3 642	4 321	2 634	2 171
Pension asset for funded schemes in surplus	1 484	966	213	70
Deferred tax assets	755	961	511	742
Other non-current assets	723	695	403	377

Total non-current assets	19 173	21 095	8 398	7 263

Inventories	2 141	2 661	1 655	1 446
Trade and other current receivables	2 744	3 628	1 546	1 202
Cash and cash equivalents	565	941	474	588
Other financial assets	143	317	219	142
Assets held for sale	7	166	7	51

Total current assets	5 600	7 713	3 901	3 429

Borrowings due within one year	(3 925)	(5 506)	(437)	(436)
Trade payables and other current liabilities	(5 469)	(6 114)	(3 044)	(2 668)
Provisions	(806)	(460)	(203)	(184)
Liabilities associated with assets held for sale	–	(16)	–	(10)

Total current liabilities	(10 200)	(12 096)	(3 684)	(3 298)

Net current assets/(liabilities)	(4 600)	(4 383)	217	131

Total assets less current liabilities	14 573	16 712	8 615	7 394

Borrowings due after more than one year	3 172	5 484	1 067	973
Pension and post-retirement healthcare liabilities:
Funded schemes in deficit	465	757	914	1 658
Unfunded schemes	2 097	3 040	1 301	1 162
Provisions	674	635	152	97
Deferred tax liabilities	888	770	115	163
Other non-current liabilities	247	338	424	264

Total non-current liabilities	7 543	11 024	3 973	4 317
Intra-group – NV/PLC	(368)	(1 932)	368	1 932

Shareholders’ equity	7 360	7 571	3 870	790
Minority interests	38	49	404	355

Total equity	7 398	7 620	4 274	1 145

Total capital employed	14 573	16 712	8 615	7 394

134	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

35 Additional information for US investors (continued)

(iii) Guarantor statements (prepared on an IFRS basis)

On 2 October 2000, NV and Unilever Capital Corporation (UCC) filed a US $15 billion Shelf registration, which is unconditionally and fully guaranteed, jointly and severally, by NV, PLC and Unilever United States, Inc. (UNUS). Of the US $15 billion Shelf registration, US $2.75 billion of Notes were outstanding at 31 December 2006 (2005: US $2.75 billion; 2004: US $4.25 billion) with coupons ranging from 5.90% to 7.125%. These Notes are repayable between 1 November 2010 and 15 November 2032.

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

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever	Unilever		Unilever
	Capital	N.V.		United
	Corporation	parent	Unilever PLC	States Inc.	Non-
Income statement	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2006	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Continuing operations:

Turnover	–	–	–	–	39 642	–	39 642

Operating profit	(1)	(126)	(108)	(16)	5 659	–	5 408

Finance income	–	38	5	1	84	–	128
Finance costs	(169)	(662)	–	–	(59)	–	(890)
Pensions and similar obligations	–	(5)	–	(61)	107	–	41
Intercompany finance costs	187	805	(20)	(29)	(943)	–	–
Dividends	–	1 916	1 337	–	(3 253)	–	–
Share of net profit/(loss) of joint ventures	–	–	–	–	78	–	78
Share of net profit/(loss) of associates	–	–	–	–	36	–	36
Other income from non-current investments	–	–	–	–	30	–	30

Profit before taxation	17	1 966	1 214	(105)	1 739	–	4 831
Taxation	(6)	(119)	16	76	(1 113)	–	(1 146)

Net profit from continuing operations	11	1 847	1 230	(29)	626	–	3 685
Net profit from discontinued operations	–	–	180	–	1 150	–	1 330
Equity earnings of subsidiaries	–	2 898	3 335	567	–	(6 800)	–

Net profit	11	4 745	4 745	538	1 776	(6 800)	5 015

Attributable to:
Minority interest	–	–	–	–	270	–	270
Shareholders’ equity	11	4 745	4 745	538	1 506	(6 800)	4 745

Income statement
for the year ended 31 December 2005

Continuing operations:

Turnover	–	–	–	–	38 401	–	38 401

Operating profit	–	87	(61)	(3)	5 051	–	5 074

Finance income	–	61	11	–	57	–	129
Finance costs	(241)	(274)	(2)	(3)	(169)	–	(689)
Pensions and similar obligations	–	(5)	–	(61)	13	–	(53)
Intercompany finance costs	256	509	(11)	(40)	(714)	–	–
Dividends	–	1 043	856	–	(1 899)	–	–
Share of net profit/(loss) of joint ventures	–	–	–	–	47	–	47
Share of net profit/(loss) of associates	–	–	–	–	(25)	–	(25)
Other income from non-current investments	–	–	–	–	33	–	33

Profit before taxation	15	1 421	793	(107)	2 394	–	4 516
Taxation	(5)	(118)	36	45	(1 139)	–	(1 181)

Net profit from continuing operations	10	1 303	829	(62)	1 255	–	3 335

Net profit from discontinued operations	–	–	–	–	640	–	640
Equity earnings of subsidiaries	–	2 463	2 937	732	–	(6 132)	–

Net profit	10	3 766	3 766	670	1 895	(6 132)	3 975

Attributable to:
Minority interest	–	–	–	–	209	–	209
Shareholders’ equity	10	3 766	3 766	670	1 686	(6 132)	3 766

Unilever Annual Report on Form 20-F 2006	135

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

35 Additional information for US investors (continued)

(iii) Guarantor statements (continued)

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever	Unilever		Unilever
	Capital	N.V.		United
	Corporation	parent	Unilever PLC	States Inc.	Non-
Income statement	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2004	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Continuing operations:

Turnover	–	–	–	–	37 168	–	37 168

Operating profit	–	59	33	6	3 883	–	3 981

Finance income	–	26	6	–	113	–	145
Finance costs	(282)	(160)	(2)	(3)	(267)	–	(714)
Pensions and similar obligations	–	(6)	–	(10)	(38)	–	(54)
Intercompany finance costs	296	211	(3)	(22)	(482)	–
Dividends	–	1 960	770	–	(2 730)	–	–
Share of net profit/(loss) of joint ventures	–	–	–	–	39	–	39
Share of net profit/(loss) of associates	–	–	–	–	2	–	2
Other income from non-current investments	–	–	–	–	54	–	54

Profit before taxation	14	2 090	804	(29)	574	–	3 453
Taxation	(5)	35	16	11	(782)	–	(725)

Net profit from continuing operations	9	2 125	820	(18)	(208)	–	2 728

Net profit from discontinued operations	–	–	–	–	213	–	213
Equity earnings of subsidiaries	–	630	1 935	(76)	–	(2 489)	–

Net profit	9	2 755	2 755	(94)	5	(2 489)	2 941

Attributable to:
Minority interest	–	–	–	–	186	–	186
Shareholders’ equity	9	2 755	2 755	(94)	(181)	(2 489)	2 755

136	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

35 Additional information for US investors (continued)

(iii) Guarantor statements (continued)

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever	Unilever		Unilever
	Capital	N.V.		United
	Corporation	parent	Unilever PLC	States Inc.	Non-
	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
Balance sheet as at 31 December 2006	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Goodwill and intangible assets	–	53	46	–	17 107	–	17 206
Property, plant and equipment	–	–	–	8	6 268	–	6 276
Pension asset for funded schemes in surplus	–	–	–	83	1 614	–	1 697
Deferred tax assets	–	–	–	941	325	–	1 266
Other non-current assets	–	–	–	9	1 117	–	1 126
Amounts due from group companies after one year	2 567	2 269	67	–	(4 903)	–	–
Net assets of subsidiaries (equity accounted)	–	28 775	12 453	5 946	(29 790)	(17 384)	–

Total non-current assets	2 567	31 097	12 566	6 987	(8 262)	(17 384)	27 571

Inventories	–	–	–	–	3 796	–	3 796
Amounts due from group companies within one year	–	3 289	163	–	(3 452)	–	–
Trade and other current receivables	–	445	34	7	3 804	–	4 290
Current tax assets	–	–	–	40	85	–	125
Other financial assets	–	–	–	–	237	–	237
Cash and cash equivalents	–	7	–	(5)	1 037	–	1 039
Assets held for sale	–	–	–	–	14	–	14

Total current assets	–	3 741	197	42	5 521	–	9 501

Borrowings due within one year	(258)	(1 503)	–	–	(2 601)	–	(4 362)
Amounts due to group companies within one year	–	(18 490)	(1 363)	–	19 853	–	–
Provisions	–	–	–	(1)	(1 008)	–	(1 009)
Trade payables and other current liabilities	(22)	(612)	(39)	(7)	(7 254)	–	(7 934)
Current tax liabilities	(6)	(38)	(121)	–	(414)	–	(579)
Liabilities held for sale	–	–	–	–	–	–	–

Total current liabilities	(286)	(20 643)	(1 523)	(8)	8 576	–	(13 884)

Net current assets/(liabilities)	(286)	(16 902)	(1 326)	34	14 097	–	(4 383)

Total assets less current liabilities	2 281	14 195	11 240	7 021	5 835	(17 384)	23 188

Borrowings due after one year	2 066	866	–	–	1 307	–	4 239
Amounts due to group companies after one year	–	1 522	–	279	(1 801)	–	–
Pension liability for funded schemes in deficit	–	–	–	133	1 246	–	1 379
Pension liability for unfunded schemes	–	149	–	879	2 370	–	3 398
Provisions	–	340	–	2	484	–	826
Deferred tax liabilities	–	27	10	62	904	–	1 003
Other non-current liabilities	–	61	–	193	417	–	671

Total non-current liabilities	2 066	2 965	10	1 548	4 927	–	11 516

Shareholders’ equity attributable to:
PLC	–	3 807	–	–	–	(3 807)	–
NV	–	–	7 423	–	–	(7 423)	–
Called up share capital	–	274	210	–	–	–	484
Share premium account	–	25	140	–	–	–	165
Other reserves	(4)	(1 280)	(863)	(467)	(418)	889	(2 143)
Retained profit	219	8 404	4 320	5 940	884	(7 043)	12 724

Total shareholders’ equity	215	11 230	11 230	5 473	466	(17 384)	11 230
Minority interests	–	–	–	–	442	–	442

Total equity	215	11 230	11 230	5 473	908	(17 384)	11 672

Total capital employed	2 281	14 195	11 240	7 021	5 835	(17 384)	23 188

Unilever Annual Report on Form 20-F 2006	137

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

35 Additional information for US investors (continued)

(iii) Guarantor statements (continued)

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever	Unilever		Unilever
	Capital	N.V.		United
	Corporation	parent	Unilever PLC	States Inc.	Non-
	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
Balance sheet as at 31 December 2005	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Goodwill and intangible assets	–	32	54	–	17 969	–	18 055
Property, plant and equipment	–	–	–	6	6 486	–	6 492
Pension asset for funded schemes in surplus	–	–	–	67	969	–	1 036
Deferred tax assets	–	–	–	1 012	691	–	1 703
Other non-current assets	–	16	–	11	1 045	–	1 072
Amounts due from group companies after one year	2 512	6 628	102	1 281	(10 523)	–	–
Net assets of subsidiaries (equity accounted)	–	11 176	9 823	6 234	(14 593)	(12 640)	–

Total non-current assets	2 512	17 852	9 979	8 611	2 044	(12 640)	28 358

Inventories	–	–	–	–	4 107	–	4 107
Amounts due from group companies within one year	–	19 619	294	–	(19 913)	–	–
Trade and other current receivables	–	635	1	34	4 160	–	4 830
Current tax assets	–	–	–	43	81	–	124
Other financial assets	–	–	–	–	335	–	335
Cash and cash equivalents	35	163	–	(3)	1 334	–	1 529
Assets held for sale	–	–	–	–	217	–	217

Total current assets	35	20 417	295	74	(9 679)	–	11 142

Borrowings due within one year	–	(4 548)	–	–	(1 394)	–	(5 942)
Amounts due to group companies within one year	–	(22 027)	(1 871)	–	23 898	–	–
Provisions	–	(16)	–	(5)	(623)	–	(644)
Trade payables and other current liabilities	(31)	(514)	(4)	(100)	(7 579)	–	(8 228)
Current tax liabilities	–	(20)	(26)	–	(508)	–	(554)
Liabilities held for sale	–	–	–	–	(26)	–	(26)

Total current liabilities	(31)	(27 125)	(1 901)	(105)	13 768	–	(15 394)

Net current assets/(liabilities)	4	(6 708)	(1 606)	(31)	4 089	–	(4 252)

Total assets less current liabilities	2 516	11 144	8 373	8 580	6 133	(12 640)	24 106

Borrowings due after one year	2 296	2 442	–	–	1 719	–	6 457
Amounts due to group companies after one year	–	–	–	–	–	–	–
Pension liability for funded schemes in deficit	–	–	–	372	2 043	–	2 415
Pension liability for unfunded schemes	–	159	–	1 260	2 783	–	4 202
Provisions	–	32	–	3	697	–	732
Deferred tax liabilities	–	94	12	–	827	–	933
Other non-current liabilities	–	56	–	202	344	–	602

Total non-current liabilities	2 296	2 783	12	1 837	8 413	–	15 341

Shareholders’ equity attributable to:
PLC	–	790	–	–	–	(790)	–
NV	–	–	7 571	–	–	(7 571)	–
Called up share capital	–	290	222	–	–	–	512
Share premium account	–	25	137	–	–	–	162
Other reserves	(5)	(1 465)	(863)	(291)	(393)	689	(2 328)
Retained profit	225	8 721	1 294	7 034	(2 291)	(4 968)	10 015

Total shareholders’ equity	220	8 361	8 361	6 743	(2 684)	(12 640)	8 361
Minority interests	–	–	–	–	404	–	404

Total equity	220	8 361	8 361	6 743	(2 280)	(12 640)	8 765

Total capital employed	2 516	11 144	8 373	8 580	6 133	(12 640)	24 106

138	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

35 Additional information for US investors (continued)

(iii) Guarantor statements (continued)

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever	Unilever		Unilever
	Capital	N.V.		United
	Corporation	parent	Unilever PLC	States Inc.	Non-
Cash flow statement	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2006	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Cash flow from operating activities	1	(336)	(17)	(408)	6 334	–	5 574
Income tax paid	–	(163)	42	(33)	(909)	–	(1 063)

Net cash flow from operating activities	1	(499)	25	(441)	5 425	–	4 511

Interest received	187	995	5	–	33	(1 095)	125
Net capital expenditure	–	(28)	–	(3)	(903)	–	(934)
Acquisitions and disposals	–	–	212	–	1 565	–	1 777
Other investing activities	(324)	3 799	–	480	(7 302)	3 534	187

Net cash flow from/(used in) investing activities	(137)	4 766	217	477	(6 607)	2 439	1 155

Dividends paid on ordinary share capital	–	460	154	–	(3 216)	–	(2 602)
Interest and preference dividends paid	(170)	(349)	(20)	(28)	(1 133)	1 095	(605)
Change in borrowings and finance leases	274	(4 621)	(420)	–	5 020	(3 534)	(3 281)
Movement on treasury stock	–	88	48	15	23	–	98
Other finance activities	–	–	–	–	(182)	–	(182)

Net cash flow from/(used in) financing activities	104	(4 422)	(238)	(43)	466	(2 439)	(6 572)

Net increase/(decrease) in cash and
cash equivalents	(32)	(155)	4	(7)	(716)	–	(906)
Cash and cash equivalents at the beginning
of the year	35	162	–	(3)	1 071	–	1 265

Effect of foreign exchange rate changes	(3)	–	–	5	349	–	351

Cash and cash equivalents at the end of the year	–	7	4	(5)	704	–	710

Cash flow statement
for the year ended 31 December 2005

Cash flow from operating activities	–	(5)	(156)	33	6 052	–	5 924
Income tax paid	–	(86)	(19)	(177)	(1 289)	–	(1 571)

Net cash flow from operating activities	–	(91)	(175)	(144)	4 763	–	4 353

Interest received	253	285	10	–	(106)	(312)	130
Net capital expenditure	–	(24)	(3)	(2)	(784)	–	(813)
Acquisitions and disposals	–	–	–	–	784	–	784
Other investing activities	1 796	(689)	–	189	443	(1 325)	414

Net cash flow from/(used in) investing activities	2 049	(428)	7	187	337	(1 637)	515

Dividends paid on ordinary share capital	–	28	37	–	(1 869)	–	(1 804)
Interest and preference dividends paid	(253)	(181)	(7)	(43)	(471)	312	(643)
Change in borrowings and finance leases	(1 774)	1 623	309	–	(2 363)	1 325	(880)
Movement on treasury stock	–	(1 068)	(171)	–	(37)	–	(1 276)
Other finance activities	–	–	–	–	(218)	–	(218)

Net cash flow from/(used in) financing activities	(2 027)	402	168	(43)	(4 958)	1 637	(4 821)

Net increase/(decrease) in cash and
cash equivalents	22	(117)	–	–	142	–	47

Cash and cash equivalents at the beginning
of the year	10	279	–	(3)	1 120	–	1 406

Effect of foreign exchange rate changes	3	–	–	–	(191)	–	(188)

Cash and cash equivalents at the end of the year	35	162	–	(3)	1 071	–	1 265

Unilever Annual Report on Form 20-F 2006	139

Back to Contents

Financial Statements (continued)

Notes to the consolidated accounts Unilever Group

35 Additional information for US investors (continued)

(iii) Guarantor statements (continued)

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever	Unilever		Unilever
	Capital	N.V.		United
	Corporation	parent	Unilever PLC	States Inc.	Non-
Cash flow statement	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2004	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Cash flow from operating activities	6	58	45	(200)	7 016	–	6 925
Income tax paid	–	(96)	(126)	(145)	(1 011)	–	(1 378)

Net cash flow from operating activities	6	(38)	(81)	(345)	6 005	–	5 547

Interest received	295	356	6	–	106	(595)	168
Net capital expenditure	–	(9)	(17)	(1)	(842)	–	(869)
Acquisitions and disposals	–	–	–	–	316	–	316
Other investing activities	(311)	2 375	–	372	288	(2 459)	265

Net cash flow from/(used in) investing activities	(16)	2 722	(11)	371	(132)	(3 054)	(120)

Dividends paid on ordinary share capital	–	971	–	–	(2 691)	–	(1 720)
Interest and preference dividends paid	(282)	(249)	(3)	(24)	(824)	595	(787)
Change in borrowings and finance leases	302	(3 402)	116	–	(2 365)	2 459	(2 890)
Movement on treasury stock	–	(148)	(21)	(2)	(161)	–	(332)
Other finance activities	–	–	–	–	(209)	–	(209)

Net cash flow from/(used in) financing activities	20	(2 828)	92	(26)	(6 250)	3 054	(5 938)

Net increase/(decrease) in cash and
cash equivalents	10	(144)	–	–	(377)	–	(511)

Cash and cash equivalents at the beginning
of the year	1	423	–	(3)	1 007	–	1 428

Effect of foreign exchange rate changes	(1)	–	–	–	490	–	489

Cash and cash equivalents at the end of the year	10	279	–	(3)	1 120	–	1 406

140	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

Selected financial data Unilever Group

Selected financial data under IFRS

In the schedules below, figures within the income statement and for earnings per share reflect the classification between continuing and discontinued operations which is applicable for our 2006 reporting. This classification differs from that which would have applied under our reporting basis for 2005.

	€ million	€ million	€ million
Consolidated income statement	2006	2005	2004

Continuing operations:
Turnover	39 642	38 401	37 168

Operating profit	5 408	5 074	3 981

Net finance costs	(721)	(613)	(623)
Income from non-current investments	144	55	95

Profit before taxation	4 831	4 516	3 453
Taxation	(1 146)	(1 181)	(725)

Net profit from continuing operations	3 685	3 335	2 728
Net profit from discontinued operations	1 330	640	213

Net profit	5 015	3 975	2 941
Attributable to:
Minority interests	270	209	186
Shareholders’ equity	4 745	3 766	2 755

	€	€	€
Combined earnings per share(a)	2006	2005	2004

Continuing operations
Basic earnings per share	1.19	1.07	0.87
Diluted earnings per share	1.15	1.04	0.84
Total operations
Basic earnings per share	1.65	1.29	0.94
Diluted earnings per share	1.60	1.25	0.91

	€ million	€ million	€ million
Consolidated balance sheet	2006	2005	2004

Non-current assets	27 571	28 358	26 368
Current assets	9 501	11 142	10 490
Current liabilities	(13 884)	(15 394)	(14 186)

Total assets less current liabilities	23 188	24 106	22 672

Non-current liabilities	11 516	15 341	15 043

Shareholders’ equity	11 230	8 361	7 264
Minority interests	442	404	365

Total equity	11 672	8 765	7 629

Total capital employed	23 188	24 106	22 672

	€ million	€ million	€ million
Consolidated cash flow statement	2006	2005	2004

Net cash flow from operating activities	4 511	4 353	5 547
Net cash flow from/(used in) investing activities	1 155	515	(120)
Net cash flow from/(used in) financing activities	(6 572)	(4 821)	(5 938)

Net increase/(decrease) in cash and cash equivalents	(906)	47	(511)
Cash and cash equivalents at the beginning of the year	1 265	1 406	1 428
Effect of foreign exchange rates	351	(188)	489

Cash and cash equivalents at the end of the year	710	1 265	1 406

Ratios and other metrics	2006	2005	2004

Operating margin (%)	13.6	13.2	10.7
Net profit margin (%)(b)	12.0	9.8	7.4
Ungeared free cash flow (€ million)(c)	4 222	4 011	5 346
Return on invested capital (%)(c)	14.6	12.5	10.7
Ratio of earnings to fixed charges (times)(d)	7.5	6.5	5.1

(a)	For the basis of the calculations of combined earnings per share see note 7 on page 87.
(b)	Net profit margin is expressed as net profit attributable to shareholders’ equity as a percentage of turnover from continuing operations.
(c)	As defined on page 25.
(d)	In the ratio of earnings to fixed charges, earnings consist of net profit from continuing operations excluding net profit or loss of joint ventures and associates increased by fixed charges, income taxes and dividends received from joint ventures and associates. Fixed charges consist of interest payable on debt and a portion of lease costs determined to be representative of interest. This ratio takes no account of interest receivable although Unilever’s treasury operations involve both borrowing and depositing funds.

Unilever Annual Report on Form 20-F 2006	141

Back to Contents

Financial Statements (continued)

Selected financial data (continued) Unilever Group

Selected financial data under IFRS (continued)

	€ million	€ million	€ million
By geographical area	2006	2005	2004

Turnover
Europe	15 000	14 940	15 252
The Americas	13 779	13 179	12 296
Asia Africa	10 863	10 282	9 620

	39 642	38 401	37 168

Operating profit
Europe	1 903	2 064	2 045
The Americas	2 178	1 719	896
Asia Africa	1 327	1 291	1 040

	5 408	5 074	3 981

Total assets
Europe	14 523	15 164	15 586
The Americas	11 566	12 569	11 486
Asia Africa	5 884	6 320	4 369
Corporate	5 099	5 447	5 417

	37 072	39 500	36 858

Capital expenditure
Europe	511	447	497
The Americas	396	305	297
Asia Africa	294	298	305

	1 201	1 050	1 099

	€ million	€ million	€ million
By operation	2006	2005	2004

Turnover
Foods	21 345	20 889	20 566
Home and Personal Care	18 297	17 512	16 602

	39 642	38 401	37 168

Operating profit
Foods	2 893	2 635	1 850
Home and Personal Care	2 515	2 439	2 131

	5 408	5 074	3 981

Total assets
Foods	24 972	26 798	25 382
Home and Personal Care	7 001	7 255	6 059
Corporate	5 099	5 447	5 417

	37 072	39 500	36 858

Capital expenditure
Foods	714	572	588
Home and Personal Care	487	478	511

	1 201	1 050	1 099

142	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

Selected financial data (continued) Unilever Group

Selected financial data under previous GAAP
Unilever adopted International Financial Reporting Standards as adopted by the EU with effect from 1 January 2005, with a transition date of 1 January 2004. Information for the period from 2002 to 2004 as reported under our previous accounting policies (which is not directly comparable with IFRS) is set out below and on pages 144 and 145.

This information is derived from the audited consolidated accounts of the Unilever Group for the years 2002 to 2004, and should be read in the context of those accounts and notes. Those accounts were prepared under the accounting policies which the Group applied prior to its adoption of IFRS. These were based on United Kingdom accounting standards and applicable Dutch and UK law. Further information can be found in the ‘Accounting information and policies’ sections of the Report and Accounts for the years in question.

The adoption, in 2003, of UK Financial Reporting Standard 17 on pensions accounting was reflected by restating the consolidated profit and loss accounts for the years ended and the balance sheets as at 31 December 2002 and 31 December 2001.

	€ million	€ million	€ million
Consolidated profit and loss account	2004	2003	2002

Group turnover	40 169	42 693	48 270

Group operating profit	3 411	5 483	5 007
After charging:
Exceptional items	(1 595)	(97)	(707)
Amortisation of goodwill and intangible assets	(1 086)	(1 139)	(1 245)
Income from fixed investments	117	68	111
Interest	(689)	(1 013)	(1 065)

Profit on ordinary activities before taxation	2 839	4 538	4 053

Profit on ordinary activities after taxation	2 057	3 011	2 448

Net profit	1 876	2 762	2 136

Preference dividends	(28)	(27)	(42)
Dividends on ordinary capital	(1 815)	(1 682)	(1 659)

Result for the year retained	33	1 053	435

Combined earnings per share	€0.64	€0.94	€0.71

Ordinary dividends
NV – euros per €0.16 of ordinary capital	0.6300	0.5800	0.5666
PLC – pounds per 3 1/9p of ordinary capital	0.4256	0.4018	0.3565

	€ million	€ million	€ million
Consolidated balance sheet	2004	2003	2002

Goodwill and intangible assets	15 338	17 713	20 274
Other fixed assets and investments	6 473	6 854	8 115
Stocks	3 758	4 175	4 500
Debtors	5 703	5 881	6 571
Total cash and current investments	2 603	3 345	2 904

Total assets	33 875	37 968	42 364

Creditors due within one year	(14 570)	(17 074)	(19 955)

Total assets less current liabilities	19 305	20 894	22 409

Creditors due after one year	7 610	9 130	11 574
Provisions for liabilities and charges	5 799	5 404	5 514

Total long-term liabilities	13 409	14 534	17 088

Minority interests	362	440	619
Capital and reserves	5 534	5 920	4 702

Total capital employed	19 305	20 894	22 409

Unilever Annual Report on Form 20-F 2006	143

Back to Contents

Financial Statements (continued)

Selected financial data (continued) Unilever Group

Selected financial data under previous GAAP (continued)

	€ million	€ million	€ million
By geographical area	2004	2003	2002

Group turnover
Europe	17 314	18 208	19 573
The Americas	13 120	14 146	17 879
Asia Africa	9 735	10 339	10 818

	40 169	42 693	48 270

Group operating profit
Europe	1 827	2 563	1 598
The Americas	617	1 429	2 046
Asia Africa	967	1 491	1 363

	3 411	5 483	5 007

Net operating assets
Europe	9 748	11 306	12 301
The Americas	8 869	11 033	13 441
Asia Africa	2 294	2 582	2 445

	20 911	24 921	28 187

Capital expenditure
Europe	461	471	552
The Americas	262	316	468
Asia Africa	282	251	278

	1 005	1 038	1 298

	€ million	€ million	€ million
By operation	2004	2003	2002

Group turnover
Foods	22 530	23 971	26 937
Home and Personal Care	17 639	18 722	21 333

	40 169	42 693	48 270

Group operating profit
Foods	1 267	2 648	2 083
Home and Personal Care	2 144	2 835	2 924

	3 411	5 483	5 007

Net operating assets
Foods	19 014	22 469	25 156
Home and Personal Care	1 897	2 452	3 031

	20 911	24 921	28 187

Capital expenditure
Foods	532	602	805
Home and Personal Care	473	436	493

	1 005	1 038	1 298

144	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

Selected financial data (continued) Unilever Group

Selected financial data under previous GAAP (continued)

	€ million	€ million	€ million
Consolidated cash flow statement	2004	2003	2002

Cash flow from operating activities	6 853	6 780	7 883
Dividends from joint ventures	60	52	83
Returns on investments and servicing of finance	(807)	(1 180)	(1 386)
Taxation	(1 378)	(1 423)	(1 817)
Capital expenditure and financial investment	(1 044)	(1 024)	(1 706)
Acquisitions and disposals	316	622	1 755
Dividends paid on ordinary share capital	(1 720)	(1 715)	(1 580)

Cash flow before management of liquid resources and financing	2 280	2 112	3 232
Management of liquid resources	(31)	(41)	(592)
Financing	(2 921)	(2 917)	(3 078)

Increase/(decrease) in cash in the period	(672)	(846)	(438)

Ratios	2004	2003	2002

Net profit margin (%)(b)	4.7	6.5	4.4
Return on invested capital (%)(c)	10.8	12.5	9.8
Ratio of earnings to fixed charges (times)(d)	4.3	4.6	3.6

(b)	As defined on page 141.
(c)	As defined on page 25.
(d)	As defined on page 141.

Selected financial data and key ratios on a US GAAP basis

	€ million	€ million	€ million	€ million	€ million
	2006	2005	2004	2003	2002

Turnover (total operations)(a)	40 675	39 902	39 108	41 455	46 933
Net profit attributable to shareholders’ equity (total operations)	4 115	2 646	2 686	3 807	4 210
Net profit (continuing operations)	3 055	2 215	2 654	n/a	n/a
Shareholders’ equity	16 626	14 992	14 012	13 349	11 772
Total assets	42 467	45 296	41 625	44 145	48 146

Basic earnings per share (total operations) – (Euros)(b)(c)	1.45	0.90	0.92	1.30	1.42
Diluted earnings per share (total operations) – (Euros)	1.38	0.88	0.87	1.26	1.38

Return on invested capital (%)	12.4	10.0	10.5	11.4	11.3
Net profit margin (%)(d)	10.1	6.6	6.9	9.2	9.0
Ratio of earnings to fixed charges(e)	6.3	5.0	4.7	n/a	n/a

(a)	Turnover from continuing operations for the year was €39 642 million (2005: €38 401 million; 2004: €37 168 million).
(b)	For the basis of the calculation of earnings per share see note 7 on page 87.
(c)	For information on earnings per share for continuing operations, please refer to note 34 on page 124.
(d)	Net profit margin is expressed as net profit attributable to shareholders’ equity as a percentage of turnover from total operations.
(e)	In the ratio of earnings to fixed charges, earnings consist of net profit from continuing operations excluding net profit or loss of joint ventures and associates increased by fixed charges, income taxes and dividends received from joint ventures and associates. Fixed charges consist of interest payable on debt and a portion of lease costs determined to be representative of interest. This ratio takes no account of interest receivable although Unilever’s treasury operations involve both borrowing and depositing funds.

Unilever Annual Report on Form 20-F 2006	145

Back to Contents

Financial Statements (continued)

Selected financial data (continued) Unilever Group

Exchange rates

The information in the following table is based on exchange rates between euros and US dollars and euros and sterling. These translation rates were used in preparation of the accounts:

	2006	2005	2004	2003	2002

Year end
€ 1 = $	1.317	1.184	1.366	1.261	1.049
€ 1 = £	0.671	0.686	0.707	0.708	0.651

Annual average
€ 1 = $	1.254	1.244	1.238	1.126	0.940
€ 1 = £	0.682	0.684	0.678	0.691	0.628

Noon Buying Rates in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York were as follows:

	2006	2005	2004	2003	2002

Year end
€1 = $	1.320	1.184	1.354	1.260	1.049

Annual average
€1 = $	1.256	1.245	1.239	1.132	0.945

High
€1 = $	1.333	1.348	1.363	1.260	1.049

Low
€1 = $	1.186	1.167	1.180	1.036	0.859

High and low exchange rate values for each of the last six months:

	September	October	November	December	January	February
	2006	2006	2006	2006	2007	2007

High
€1 = $	1.283	1.277	1.326	1.333	1.329	1.325

Low
€1 = $	1.265	1.250	1.271	1.307	1.290	1.293

On 1 March 2007, the exchange rates between euros and US dollars and euros and sterling were as follows: €1.00 = US $1.322 and €1.00 = £0.674.

146	Unilever Annual Report on Form 20-F 2006

Back to Contents

Financial Statements (continued)

Principal group companies and non-current investments Unilever Group as at 31 December 2006

The companies listed below and on page 148 are those which, in the opinion of the Directors, principally affect the amount of profit and assets shown in the Unilever Group accounts. The Directors consider that those companies not listed are not significant in relation to Unilever as a whole.

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

The percentage of Unilever’s shareholdings held either directly or indirectly by NV and PLC are identified in the tables according to the following code:

NV 100%	a
PLC 100%	b
NV 60%; PLC 40%	c
NV 85%; PLC 15%	d
NV 19%; PLC 81%	e
NV 46%; PLC 54%	f
NV 24%; PLC 76%	g
NV 56%; PLC 44%	h

Due to the inclusion of certain partnerships in the consolidated group accounts of Unilever, para 264(b) of the German trade law grants an exemption from the duty to prepare individual statutory financial statements and management reports in accordance with the requirements for limited liability companies and to have these audited and published.

Group companies

%		Ownership

Argentina
	Unilever de Argentina S.A.	d

Australia
	Unilever Australia Ltd.	b

Belgium
	Unilever Belgium BVBA/SPRL (Unibel)	d

Brazil
	Unilever Brasil Ltda.	d

Canada
	Unilever Canada Inc.	e

Chile
	Unilever Chile Home and Personal Care Ltda.	d

China
	Unilever (China) Investing Company Ltd.	a
	Unilever Services (Hefei) Limited	a

France
	Amora Maille Société Industrielle S.A.S	d
	Cogesal-Miko S.A.S	d
99	Lever Fabergé France S.A.S	d
	Unilever France Holdings S.A.S	d

Group companies (continued)

%		Ownership

Germany
Maizena Grundstücksverwaltungs
	GmbH & Co. OHG	d
	Pfanni GmbH & Co. OHG Stavenhagen	d
Pfanni Werke Grundstücksverwaltungs
	GmbH & Co. OHG	d
	UBG Vermietungs GmbH & Co. OHG	d
	Unilever Deutschland GmbH	d
	Unilever Deutschland Holding GmbH	d
Unilever Deutschland Immobilien Leasing
	GmbH & Co. OHG	d
	Wizona IPR GmbH & Co. OHG	d

Greece
84	Elais-Unilever S.A.	a
	Unilever Hellas A.E.B.E.	a

India
51	Hindustan Lever Ltd.	b

Indonesia
85	P.T. Unilever Indonesia Tbk	a

Italy
	Unilever Italia SrL	d

Japan
	Unilever Japan KK	a

Mexico
	Unilever de México S. de R.L. de C.V.	d

The Netherlands
	Mixhold B.V.	d
	Unilever Finance International B.V.	a
Unilever N.V.(a)
	Unilever Nederland B.V.	d
	UNUS Holding B.V.	h

Poland
	Unilever Polska S.A.	d

Russia
	Unilever SNG	g

South Africa
59	Unilever South Africa Foods (Pty) Limited	f
Unilever South Africa Home and
	Personal Care (Pty) Ltd.	b

Spain
	Unilever España S.A.	a
	Unilever Foods España S.A.	a

Sweden
	Unilever Sverige AB	a

Switzerland
	Unilever Supply Chain Company AG	a
	Unilever Schweiz GmbH	d

Thailand
	Unilever Thai Trading Ltd.	d

(a)	See ‘Basis of consolidation’ in note 1 on page 74

Unilever Annual Report on Form 20-F 2006	147

Back to Contents

Financial Statements (continued)

Principal group companies and non-current investments (continued) Unilever Group as at 31 December 2006

Group companies (continued)

Turkey
Unilever Sanayi ve Ticaret Türk A.S,.	b

United Kingdom
Lever Fabergé Ltd.	e
Unilever Bestfoods UK Ltd.	e
Unilever PLC(a)
Unilever UK Holdings Ltd.	b
Unilever UK & CN Holdings Ltd.	e

United States of America
Conopco, Inc.	c
Unilever Capital Corporation	c
Unilever United States, Inc.	c

(a) See ‘Basis of consolidation’ in note 1 on page 74

Joint ventures

%		Ownership

Portugal
49	FIMA/VG-Distribuição de Produtos
	Alimentares, Lda.	a

United States of America
50	Pepsi/Lipton Partnership	c

Associates

%		Ownership

Côte d’Ivoire
40	Palmci	b

United Kingdom
40	Langholm Capital Partners L.P.	b

United States of America
33	JohnsonDiversey Holdings, Inc.	a

In addition, we have revenues from operations in the following locations: Abu Dhabi, Algeria, Austria, Bahrain, Bangladesh, Bolivia, Bulgaria, Cambodia, Cameroon, Colombia, Costa Rica, Côte d’Ivoire, Croatia, Cuba, Cyprus, Czech Republic, Democratic Republic of Congo, Denmark, Dominican Republic, Dubai, Ecuador, Egypt, El Salvador, Estonia, Finland, Ghana, Guatemala, Honduras, Hong Kong, Hungary, Iran, Ireland, Israel, Jordan, Kenya, Latvia, Lebanon, Lithuania, Malawi, Malaysia, Morocco, Mozambique, Namibia, Nepal, Netherlands Antilles, New Zealand, Nicaragua, Niger, Nigeria, Norway, Oman, Pakistan, Palestine, Panama, Paraguay, Peru, Philippines, Portugal, Puerto Rico, Romania, Saudi Arabia, Senegal, Serbia, Singapore, Slovakia, Slovenia, South Korea, Sri Lanka, Sudan, Syria, Taiwan, Tanzania, Trinidad & Tobago, Tunisia, Uganda, Ukraine, United Arab Emirates, Uruguay, Venezuela, Vietnam, Zambia and Zimbabwe.

148	Unilever Annual Report on Form 20-F 2006

Back to Contents

Shareholder information

Shareholder information

Analysis of shareholding

Significant shareholders of NV
As far as we are aware the only holders of more than 5% (as referred to in the Act on Financial Supervision in the Netherlands) in the NV share capital (apart from the Foundation Unilever NV Trust Office, see page 41) are ING Groep N.V. and Aegon N.V. The voting rights of such shareholders are the same as for other holders of the class of share indicated. ING Groep N.V. and Aegon N.V. have each notified the Netherlands Authority for the Financial Markets (AFM) that as of 1 November 2006 respectively ING Groep N.V. holds indirectly an interest in the NV issued share capital of 22.17% and Aegon N.V. holds indirectly an interest of 5.57% . Both interests are mainly held in cumulative preference shares as shown hereunder.

ING Groep N.V.

•	26 828 546 (1.57%) ordinary shares (€4 292 567)
•	20 665 (71.26%) 7% cumulative preference shares (€8 856 399)
•	120 088 (74.56%) 6% cumulative preference shares (€51 466 114)
•	504 440 (67.26%) 4% cumulative preference shares (€21 620 298)

Aegon N.V.

•	836 409 (0.05%) ordinary shares (€133 825)
•	4 995 (17.22%) 7% cumulative preference shares (€2 140 707)
•	29 540 (18.34%) 6% cumulative preference shares (€12 659 957)
•	157 106 (20.95%) 4% cumulative preference shares (€6 733 563)

There have been no material changes to the holdings of significant shareholders of NV during the three years up to and including 2006.

Significant shareholders of PLC
The following table gives notified details of shareholders who held more than 3% of, or 3% of voting rights attributable to, PLC’s shares or deferred stock (excluding treasury shares) on 1 March 2007. The voting rights of such shareholders are the same as for other holders of the class of share indicated.

		Number of	Approximate
Title of class	Name of holder	shares held	% held

Deferred Stock	Naamlooze Vennootschap Elma	50 000	50
	United Holdings Limited	50 000	50
Ordinary shares	Trustees of the Leverhulme Trust and the
	Leverhulme Trade Charities Trust	70 566 764	5
	Legal & General Group plc	45 027 609	3
	Barclays PLC	40 319 254	3

Between 1 January 2004 and 31 December 2006, Barclays PLC, The Capital Group Companies, inc., Fidelity Management and Research Company, and Legal & General Group plc have held more than 3% of, or 3% of voting rights attributable to, PLC’s ordinary shares. During this period, and as notified, certain of these holdings reduced to below the reporting 3% threshold. The table above sets out the notifiable interest of shares or voting rights attributable to PLC as at 1 March 2007.

Unilever Annual Report on Form 20-F 2006	149

Back to Contents

Shareholder information (continued)

Shareholder information (continued)

Analysis of PLC registered holdings
At 31 December 2006 PLC had 67 462 ordinary shareholdings.

The following table analyses the registered holdings of PLC’s 3 1/9p ordinary shares at 31 December 2006:

			Number		Total
Number of shares			of holdings	%	shares held	%

1	–	1 000	43 107	63.90	17 802 194	1.36
1 001	–	2 500	14 326	21.24	22 820 193	1.74
2 501	–	5 000	5 637	8.36	19 850 051	1.52
5 001	–	10 000	2 256	3.34	15 431 690	1.18
10 001	–	25 000	970	1.44	14 471 304	1.10
25 001	–	50 000	307	0.45	10 773 983	0.82
50 001	–	100 000	209	0.31	14 935 085	1.14
100 001	–	1 000 000	488	0.72	166 272 636	12.69
Over 1 000 000			162	0.24	1 027 799 225	78.45

			67 462	100.00	1 310 156 361	100.00

Share purchases during 2006

				€ million
			Total number of	Maximum value that
			shares purchased	may yet be purchased
	Total number of	Average price	as part of publicly	as part of publicly
	shares purchased	paid per share	announced plans	announced plans	(a)

January	–	–	–	–
February	2 175 461	€19.56	–	–
March	933 604	€19.31	–	–
April	25 941	€18.77	–	–
May	1 236 949	€18.38	–	–
June	66 932	€17.08	–	–
July	–	–	–	–
August	237 632	€17.92	–	–
September	320 446	€19.28	–	–
October	–	–	–	–
November	707 025	€20.26	–	–
December	317 141	€20.49	–	–

Total	6 021 131	€19.30	–	–

(a)	The above share purchases were made to satisfy commitments to deliver shares under our Share Based Plans which are described in note 29 on page 117. In 2006, we replaced the originally planned share buy back of €500 million for 2006 by a one-off dividend of €750 million, paid at the time of and in addition to the normal interim dividend.

Exchange controls affecting security holders
Under the Dutch External Financial Relations Act of 25 March 1994 the Minister of Finance is authorised to issue regulations relating to financial transactions concerning the movement of capital to or from third countries with respect to direct investments, establishment, the performing of financial services, the admission of negotiable instruments or goods with respect to which regulations have been issued under the Import and Export Act in the interest of the international legal system or an arrangement relevant thereto. These regulations may contain a prohibition to perform any of the actions indicated in those regulations without a licence. To date no regulations of this type have been issued which are applicable to Unilever N.V.

The Central Bank of the Netherlands is authorised to issue regulations with respect to reporting obligations. Pursuant to this authorisation it has issued the Reporting Obligations Balance of Payments 2003 (the ‘RR 2003’). Unilever N.V. has been appointed by the Central Bank as an institution subject to the reporting obligations and Unilever N.V. complies with such obligations.

There are currently no exchange controls affecting PLC shareholders.

150	Unilever Annual Report on Form 20-F 2006

Back to Contents

Shareholder information (continued)

Shareholder information (continued)

Nature of the trading market
The principal trading markets upon which Unilever shares are listed are Euronext Amsterdam for NV ordinary and preference shares and the London Stock Exchange for PLC ordinary shares. NV ordinary shares mainly trade in the form of depositary receipts for shares.

In the United States, NV ordinary shares and PLC American Depositary Receipts, are traded on the New York Stock Exchange. Citibank, N.A. acts for NV and PLC as issuer, transfer agent and, in respect of the American Depositary Receipts, depositary.

There have not been any significant trading suspensions in the past three years.

At 1 March 2007 there were 6 269 registered holders of NV New York Registry shares and 747 registered holders of PLC American Depositary Receipts in the United States. We estimate that approximately 21% of NV’s ordinary shares were held in the United States (approximately 28% in 2005), based on the distribution of the 2006 interim dividend payments, while most holders of PLC ordinary shares are registered in the United Kingdom – approximately 99% in 2006 and in 2005.

NV and PLC are separate companies with separate stock exchange listings and different shareholders. Shareholders cannot convert or exchange the shares of one for shares of the other and the relative share prices on the various markets can, and do, fluctuate. Following the decisions taken at the NV AGM held on 8 May 2006 and the PLC AGM held on 9 May 2006 to simplify the relationship between the NV and PLC ordinary shares, each NV ordinary share now represents the same underlying economic interest in the Unilever Group as each PLC ordinary share (save for exchange rate fluctuations).

If you are a shareholder of NV, you have an interest in a Dutch legal entity, your dividends will be paid in euros (converted into US dollars if you have shares registered in the United States) and you will be subject to tax in the Netherlands. If you are a shareholder of PLC, your interest is in a United Kingdom legal entity, your dividends will be paid in sterling (converted into US dollars if you have American Depositary Receipts) and you will be subject to United Kingdom tax. Nevertheless, the Equalisation Agreement means that as a shareholder of either company you effectively have an interest in the whole of Unilever. You have largely equal rights over our combined net profit and capital reserves as shown in the consolidated accounts. See Taxation for US residents on pages 153 and 154 and Equalisation Agreement on pages 39 and 40.

The high and low trading prices for the separate stock exchange listings are shown in the tables on the following page.

Unilever Annual Report on Form 20-F 2006	151

Back to Contents

Shareholder information (continued)

Shareholder information (continued)

Nature of the trading market (continued)

Share prices at 31 December 2006
The share price of the ordinary shares at the end of the year were as follows:

NV per €0.16 ordinary share in Amsterdam	€20.70

NV per €0.16 ordinary share in New York	$27.25

PLC per 3 1/9p ordinary share in London	£14.28

PLC per American Depositary Receipt in New York	$27.82

Monthly high and low prices for the most recent six months:

		September	October	November	December	January	February

NV per €0.16 ordinary share in Amsterdam (in €)	High	19.59	19.69	20.62	20.84	21.04	20.96
	Low	18.56	19.22	19.22	19.67	20.29	19.59

NV per €0.16 ordinary share in New York (in $)	High	24.90	24.93	26.49	27.32	27.43	27.21
	Low	23.74	24.20	24.49	26.13	26.27	25.94

PLC per 3 1/9p ordinary share in London (in £)	High	13.25	13.29	14.12	14.28	14.42	14.24
	Low	12.55	12.97	12.94	13.47	13.78	13.61

PLC per American Depositary Receipt in New York (in $)	High	25.19	25.11	26.93	27.95	28.06	28.02
	Low	23.85	24.28	24.68	26.79	26.94	26.66

Quarterly high and low prices for 2006 and 2005

	2006	1st	2nd	3rd	4th

NV per €0.16 ordinary share in Amsterdam (in €)	High	19.78	19.27	19.59	20.84
	Low	18.53	16.53	17.26	19.22

NV per €0.16 ordinary share in New York (in $)	High	23.86	24.34	24.90	27.32
	Low	22.69	20.72	21.74	24.20

PLC per 3 1/9p ordinary share in London (in £)	High	13.54	13.16	13.25	14.28
	Low	12.74	11.25	11.84	12.94

PLC per American Depositary Receipt in New York (in $)	High	23.79	24.31	25.19	27.95
	Low	22.45	20.66	21.77	24.28

	2005	1st	2nd	3rd	4th

NV per €0.16 ordinary share in Amsterdam (in €)	High	17.58	18.32	19.93	20.27
	Low	16.13	16.59	17.72	18.88

NV per €0.16 ordinary share in New York (in $)	High	22.89	22.98	23.97	24.02
	Low	20.89	21.38	21.55	22.18

PLC per 3 1/9p ordinary share in London (in £)	High	11.71	12.30	13.26	13.39
	Low	10.83	11.01	11.96	12.43

PLC per American Depositary Receipt in New York (in $)	High	22.32	22.85	23.67	23.60
	Low	20.34	21.16	21.20	21.55

Annual high and low prices

		2006	2005	2004	2003	2002

NV per €0.16 ordinary share in Amsterdam (in €)	High	20.84	20.27	19.92	19.98	24.01
	Low	16.53	16.13	14.80	15.27	16.55

NV per €0.16 ordinary share in New York (in $)	High	27.32	24.02	24.80	21.63	22.30
	Low	20.72	20.89	18.94	17.65	16.70

PLC per 3 1/9p ordinary share in London (in £)	High	14.28	13.39	12.80	13.96	14.64
	Low	11.25	10.83	9.85	10.56	10.50

PLC per American Depositary Receipt in New York (in $)	High	27.95	23.67	24.17	21.93	21.91
	Low	20.66	20.34	18.22	17.46	16.58

152	Unilever Annual Report on Form 20-F 2006

Back to Contents

Shareholder information (continued)

Shareholder information (continued)

Taxation for US residents holding shares in NV

The following notes are provided for guidance. US residents should consult their local tax advisers, particularly in connection with potential liability to pay US taxes on disposal, lifetime gift or bequest of their shares.

Taxation on dividends in the Netherlands
Until the end of 2006 dividends of companies in the Netherlands were in principle subject to dividend withholding tax of 25%. Where a shareholder is entitled to the benefits of the current Income Tax Convention (‘the Convention’) concluded on 18 December 1992 between the United States and the Netherlands, when dividends are paid by NV to:

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

these dividends qualify for a reduction of withholding tax on dividends in the Netherlands from 25% to 15% (to 5% if the beneficial owner is a company which directly holds at least 10% of the voting power of NV shares and to 0% if the beneficial owner is a qualified ‘Exempt Organisation’ as defined in Article 36 of the Convention). As of 1 January 2007 dividends of companies in the Netherlands are in principle subject to dividend withholding tax of 15%.

Where a United States resident or corporation has a permanent establishment in the Netherlands, which has shares in NV forming part of its business property, dividends it receives on those shares are included in that establishment’s profit. They are subject to income tax or corporation tax in the Netherlands, as appropriate, and tax on dividends in the Netherlands will generally be applied at the full rate of 25% until the end of 2006 and 15% as from 1 January 2007. This tax will be treated as foreign income tax eligible for credit against the shareholder’s United States income taxes.

Under the Convention, qualifying United States organisations that are generally exempt from United States taxes and that are constituted and operated exclusively to administer or provide pension, retirement or other employee benefits may be exempt at source from withholding tax on dividends received from a Dutch corporation. An agreement published by the US Internal Revenue Service on 20 April 2000 in release IR-INT-2000-9 between the United States and tax authorities in the Netherlands describes the eligibility of these US organisations for benefits under the Convention.

A United States trust, company or organisation that is operated exclusively for religious, charitable, scientific, educational or public purposes was subject to an initial 25% withholding tax rate until the end of 2006 and 15% as from 1 January 2007. Such an exempt organisation is entitled to reclaim from Tax Authorities in the Netherlands a refund of the Dutch dividend tax, if and to the extent that it is exempt from United States Federal Income Tax and it would be exempt from tax in the Netherlands if it were organised and carried on all its activities there.

If you are an NV shareholder resident in any country other than the United States or the Netherlands, any exemption from, or reduction or refund of, dividend withholding tax in the Netherlands may be governed by the ‘Tax Regulation for the Kingdom of the Netherlands’ or by the tax convention, if any, between the Netherlands and your country of residence.

United States taxation on dividends
If you are a United States shareholder, the dividend (including the withheld amount) up to the amount of our earnings and profits for United States Federal income tax purposes will be ordinary dividend income. Dividends received by an individual during taxable years before 2011 will be taxed at a maximum rate of 15%, provided the individual has held the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date, that NV is a qualified foreign corporation and that certain other conditions are satisfied. NV is a qualified foreign corporation for this purpose. Dividends received by an individual for taxable years after 2010 will be subject to tax at ordinary income rates. The dividends are not eligible for the dividends received deduction allowed to corporations.

For US foreign tax credit purposes, the dividend is foreign source income, and withholding tax in the Netherlands is a foreign income tax that is eligible for credit against the shareholder’s United States income taxes. However, the rules governing the US foreign tax credit are complex, and additional limitations on the credit apply to individuals receiving dividends eligible for the 15% maximum tax rate on dividends described above.

Any portion of the dividend that exceeds our United States earnings and profits is subject to different rules. This portion is a tax free return of capital to the extent of your basis in our shares, and thereafter is treated as a gain on a disposition of the shares.

Under a provision of the Dividend Tax Act in the Netherlands, NV is entitled to a credit (up to a maximum of 3% of the gross dividend from which dividend tax is withheld) against the amount of dividend tax withheld before remittance to tax authorities in the Netherlands. The United States tax authority may take the position that withholding tax in the Netherlands eligible for credit should be limited accordingly.

Taxation on capital gains in the Netherlands
Under the Convention, if you are a United States resident or corporation and you have capital gains on the sale of shares of a Dutch company, these are generally not subject to taxation by the Netherlands. An exception to this rule generally applies if you have a permanent establishment in the Netherlands and the capital gain is derived from the sale of shares which form part of that permanent establishment’s business property.

Succession duty and gift taxes in the Netherlands
Under the Estate and Inheritance Tax Convention between the United States and the Netherlands of 15 July 1969, United States individual residents who are not Dutch citizens who have shares will generally not be subject to succession duty in the Netherlands on the individual’s death, unless the shares are part of the business property of a permanent establishment situated in the Netherlands.

A gift of shares of a Dutch company by a person who is not a resident or a deemed resident of the Netherlands is generally not subject to gift tax in the Netherlands. A non-resident Netherlands citizen, however, is still treated as a resident of the Netherlands for gift tax purposes for ten years and any other non-resident person for one year after leaving the Netherlands.

Unilever Annual Report on Form 20-F 2006	153

Back to Contents

Shareholder information (continued)

Shareholder information (continued)

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

United States taxation on dividends
If you are a shareholder resident in the US, the dividend up to the amount of our earnings and profits for United States Federal income tax purposes will be ordinary dividend income. Dividends received by an individual during taxable years before 2011 will be taxed at a maximum rate of 15%, provided the individual has held the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date, that PLC is a qualified foreign corporation and certain other conditions are satisfied. PLC is a qualified foreign corporation for this purpose. Dividends received by an individual for taxable years after 2010 will be subject to tax at ordinary income rates. The dividend is not eligible for the dividends received deduction allowable to corporations. The dividend is foreign source income for US foreign tax credit purposes.

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

154	Unilever Annual Report on Form 20-F 2006

Back to Contents

Shareholder information (continued)

Shareholder information (continued)

Dividend record
Our interim ordinary dividends are normally announced in November and paid in December. Final ordinary dividends are normally proposed in February and, if approved by shareholders at the Annual General Meetings, paid in June.

The following tables show the dividends paid by NV and PLC for the last five years, expressed in terms of the revised share denominations which became effective from 22 May 2006. Dividends have been translated into US dollars at the exchange rates prevailing on the dates of declaration of the dividend. Differences between the amounts ultimately received by US holders of NV and PLC shares are the result of changes in exchange rate between the equalisation of the dividends and the date of payment.

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

Final dividends for 2006 are payable on 21 June 2007, subject to approval at the AGMs. For purposes of illustration, the amounts payable in respect of NV New York Registry Shares and PLC ADRs have been translated in the table below at rates of exchange on 8 February 2007, which is the date on which the proposed dividends were announced. The actual amounts payable in US dollars will be calculated by reference to the exchange rates on the day on which the dividends are approved (15 May 2007 in the case of NV and 16 May 2007 in the case of PLC).

The dividend timetable for 2007 is shown on page 158.

NV Dividends
		2006	2005	2004	2003	2002

Interim dividend per €0.16	(Euros)	0.2300	0.2200	0.2100	0.1967	0.1833
Final dividend per €0.16	(Euros)	–	0.4400	0.4200	0.3833	0.3833
Proposed final dividend per €0.16	(Euros)	0.4700	–	–	–	–
One-off dividend per €0.16	(Euros)	0.2600	–	–	–	–

Interim dividend per €0.16 (US Registry)	(Dollars)	0.2934	0.2638	0.2685	0.2296	0.1800
Final dividend per €0.16 (US Registry)	(Dollars)	–	0.5613	0.5399	0.4545	0.4380
Proposed final dividend per €0.16 (US Registry)	(Dollars)	0.6103	–	–	–	–
One-off dividend per €0.16 (US Registry)	(Dollars)	0.3316	–	–	–	–

PLC Dividends
		2006	2005	2004	2003	2002

Interim dividend per 3 1/9p	(Pounds)	0.1562	0.1504	0.1407	0.1369	0.1158
Final dividend per 3 1/9p	(Pounds)	–	0.3009	0.2849	0.2649	0.2407
Proposed final dividend per 3 1/9p	(Pounds)	0.3204	–	–	–	–
One-off dividend per 3 1/9p	(Pounds)	0.1766	–	–	–	–

Interim dividend per 3 1/9p (US Registry)	(Dollars)	0.2983	0.2655	0.2586	0.2315	0.1804
Final dividend per 3 1/9p (US Registry)	(Dollars)	–	0.5583	0.5366	0.4694	0.3866
Proposed final dividend per 3 1/9p (US Registry)	(Dollars)	0.6317	–	–	–	–
One-off dividend per 3 1/9p (US Registry)	(Dollars)	0.3372	–	–	–	–

Unilever Annual Report on Form 20-F 2006	155

Back to Contents

Shareholder information (continued)

Shareholder information (continued)

Glossary

The following is intended to provide a general guide to the meanings of various terms which may be used in this report.

Term used in this report	US equivalent or brief description

Accounts	Financial statements

Associate	A business which is not a subsidiary or a joint venture, but in which the Group has a shareholding and exercises significant influence

Called up share capital	Ordinary shares, issued and fully paid

Creditors	Accounts payable/Payables

Creditors: amounts due after more than one year	Long-term accounts payable

Creditors: amounts due within one year	Current accounts payable

Debtors	Accounts receivable/Receivables

Finance cost	Interest expense

Finance income	Interest income

Finance lease	Capital lease

Freehold	Ownership with absolute rights in perpetuity

Gearing	Leverage

Group, or consolidated, accounts	Consolidated financial statements

Joint venture	A business which is jointly controlled by the Group and one or more external partners

Nominal value	Par value

Operating margin	Operating profit expressed as a percentage of turnover

Operating profit	Net operating income

Profit	Income (or earnings)

Profit and loss account	Income statement

Profit attributable to ordinary shareholders	Net income attributable to ordinary stockholders

Profit retained	Retained earnings

Provisions	Liabilities other than debt and specific accounts payable

Reserves	Stockholders’ equity other than paid-up capital

Share capital	Capital stock or common stock

Share option	Stock option

Share premium account	Additional paid-in capital relating to proceeds of sale of stock in excess of par value or paid-in surplus

Shareholders’ equity	Stockholders’ equity

Shares in issue	Shares outstanding

Statement of recognised income and expense	Statement of comprehensive income

Turnover	Sales revenues

Weighted average cost of capital	The cost of equity multiplied by the market capitalisation, plus the after taxation interest cost of debt multiplied by the market value of the net debt, divided by the sum of the market values of debt and equity

156	Unilever Annual Report on Form 20-F 2006

Back to Contents

Shareholder information (continued)

Shareholder information (continued)

Cross reference to Form 20-F

PART I

1	Identity of directors, senior management and advisers	n/a

2	Offer statistics and expected timetable	n/a

3	Key information
3A	Selected financial data	109, 141-146, 155
3B	Capitalisation and indebtedness	n/a
3C	Reasons for the offer and use of proceeds	n/a
3D	Risk factors	9-10, 100-101

4	Information on the company
4A	History and development of the company	1, 5-10, 13-32, 113, 170
4B	Business overview	5-10, 13-32, 79-82
4C	Organisational structure	33, 147-148
4D	Property, plant and equipment	8, 90

4A	Unresolved staff comments	n/a

5	Operating and financial review and prospects
5A	Operating results	13-32, 76, 99-101
5B	Liquidity and capital resources	23-32, 66-67, 90, 95-102, 112
5C	Research and development, patents and licences, etc.	5-10, 13-22, 83
5D	Trend information	3-4, 11-32
5E	Off balance sheet arrangements	31, 99-101
5F	Tabular disclosure of contractual obligations	30-32
5G	Safe harbour	1, Inside back cover

6	Directors, senior management and employees
6A	Directors and senior management	33-47
6B	Compensation	49-62, 84, 103-107, 117-122
6C	Board practices	3, 33-64
6D	Employees	6-7
6E	Share ownership	49-62, 117-121

7	Major shareholders and related party transactions
7A	Major shareholders	41-42, 149-152
7B	Related party transactions	6, 122
7C	Interests of experts and counsel	n/a

8	Financial information
8A	Consolidated statements and other financial information	69-146, 155
8B	Significant changes	32, 123

9	The offer and listing
9A	Offer and listing details	151-152
9B	Plan of distribution	n/a
9C	Markets	Inside front cover, 151-152
9D	Selling shareholders	n/a
9E	Dilution	n/a
9F	Expenses of the issue	n/a
10	Additional information
10A	Share capital	n/a
10B	Memorandum and articles of association	33-47, 96, 109
10C	Material contracts	29, 33, 39-41
10D	Exchange controls	150
10E	Taxation	153-154
10F	Dividends and paying agents	n/a
10G	Statement by experts	n/a
10H	Documents on display	131
10I	Subsidiary information	n/a

11	Quantitative and qualitative disclosures about market risk	9-10, 94-102

12	Description of securities other than equity securities	n/a

PART II

13	Defaults, dividend arrearages and delinquencies	n/a

14	Material modifications to the rights of security holders and use of proceeds	n/a

15	Controls and procedures	66-69

16	Reserved
16A	Audit Committee financial expert	37
16B	Code of Ethics	33, 45
16C	Principal accountant fees and services	63, 123
16D	Exemptions from the Listing Standards for Audit Committees	n/a
16E	Purchases of equity securities by the issuer and affiliated purchasers	150

PART III

17	Financial statements	n/a

18	Financial statements	69-140

19	Exhibits*

*	Filed with the United States Securities and Exchange Commission.

Unilever’s agent in the United States is Mr R Soiefer, Senior Vice-President, General Counsel and Secretary, Unilever United States, Inc., 700 Sylvan Avenue, Englewood Cliffs, NJ 07632.

Unilever Annual Report on Form 20-F 2006	157

Back to Contents

Shareholder information (continued)

Shareholder information (continued)

Financial calendar

Annual General Meetings

NV	10:30 am Tuesday 15 May 2007 Rotterdam

PLC	11:00 am Wednesday 16 May 2007 London

Announcements of results

First Quarter	3 May 2007	Third Quarter	1 November 2007
First Half Year	2 August 2007	Final for Year	7 February 2008

Final ordinary dividends for 2006
Announced 8 February 2007 and to be declared 15 May 2007 (NV) and 16 May 2007 (PLC).

	Ex-dividend	Record	Payment
	date	date	date

NV	17 May 2007	21 May 2007	21 June 2007
PLC	23 May 2007	25 May 2007	21 June 2007
NV – New York Registry Shares	17 May 2007	21 May 2007	21 June 2007
PLC – American Depositary Receipts	23 May 2007	25 May 2007	21 June 2007

Interim dividends for 2007
To be announced 1 November 2007.

	Ex-dividend	Record	Payment
	date	date	date

NV	2 November 2007	6 November 2007	5 December 2007
PLC	7 November 2007	9 November 2007	5 December 2007
NV – New York Registry Shares	2 November 2007	6 November 2007	5 December 2007
PLC – American Depositary Receipts	7 November 2007	9 November 2007	5 December 2007

Preferential dividends – NV

		Ex-dividend	Record	Payment
	Announced	date	date	date

4%Cumulative Preference	7 December 2007	10 December 2007	12 December 2007	2 January 2008
6%Cumulative Preference	7 September 2007	10 September 2007	12 September 2007	1 October 2007
7%Cumulative Preference	7 September 2007	10 September 2007	12 September 2007	1 October 2007

Contact details
Rotterdam	London	New York

Unilever N.V.	Unilever PLC	Unilever United States, Inc.
Investor Relations Department	Investor Relations Department	Investor Relations Department
Weena 455, PO Box 760	PO Box 68, Unilever House	700 Sylvan Avenue, Englewood Cliffs
3000 DK Rotterdam	100 Victoria Embankment	NJ 07632
The Netherlands	London EC4P 4BQ	USA
United Kingdom

Telephone +44 (0)20 7822 6830	Telephone +44 (0)20 7822 6830	Telephone +1 (0)201 894 2615
Telefax +44 (0)20 7822 5754	Telefax +44(0)20 7822 5754	Telefax +1 (0)201 894 2222

Any queries can also be sent to us electronically via www.unilever.com/contactus.

158	Unilever Annual Report on Form 20-F 2006

Back to Contents

Shareholder information (continued)

Shareholder information (continued)

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

Share registration

The Netherlands
N.V. Algemeen Nederlands
Trustkantoor ANT
PO Box 11063
1001 GB Amsterdam

Telephone	+ 31 (0) 20 522 2555
Telefax	+ 31 (0) 20 522 2500
Email	registers@ant-trust.nl

UK
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH

Telephone	+ 44 (0) 870 600 3977
Telefax	+ 44 (0) 870 703 6119
Website	www.unilever.com/shareholderservices
Email	web-queries@computershare.co.uk

USA
Citibank Shareholder Services
PO Box 43077
Providence     RI 02940-3077

Toll free phone (inside US)	888 502 6356
Toll phone (outside US)	+ 1 816 843 4281
Website	www.citibank.com/adr
Email	citibank@shareholders-online.com

Publications
Copies of the following publications can be accessed directly or ordered through www.unilever.com/investorcentre or www.unilever.nl/onsbedrijf/beleggers.

Unilever Annual Review 2006
Including Summary Financial Statement. Available in English or Dutch, with financial information in euros, pounds sterling and US dollars.

Unilever Annual Report and Accounts 2006
Available in English or Dutch, with figures in euros. It forms the basis for the Form 20-F that is filed with the United States Securities and Exchange Commission.

Quarterly Results Announcements
Available in English or Dutch, with figures in euros; supplements in English, with pounds sterling or US dollar figures, are also available.

Unilever Annual Report on Form 20-F
Filed with the SEC at www.sec.gov. Printed copies are available, free of charge, upon request to Unilever United States, Inc., Investor Relations Department, 700 Sylvan Avenue, Englewood Cliffs, NJ 07632, USA.

Unilever Annual Report on Form 20-F 2006	159

Back to Contents

Shareholder information (continued)

Index

Accounting policies	1, 23-24, 74-78
Acquisitions	29, 74, 113
Advertising and promotion	24
Americas, The	16-17, 79-81
Annual General Meetings	38, 158
Asia Africa	18-19, 79-81
Associates	92, 122
Audit Committee	37, 63
Auditors	63, 69, 123
Balance sheet	30, 72
Biographical details	46-47
Biological assets	92
Board committees	37-38
Board remuneration	49-62
Boards	34
Borrowings	76, 96-98
Brands	6, 20
Capital expenditure	80, 82, 90-91
Cash	76, 95
Cash flow	31, 73, 116
Categories	5
Chairman	3-4, 35
Commitments	112
Competition	5
Contingent liabilities	112
Corporate governance	33-47
Corporate responsibility	9
Corporate Responsibility and Reputation Committee	37, 64
Deferred tax	24, 93
Depreciation	80, 90-91
Directors’ responsibilities	66-67
Discontinued operations	114-115
Disposals	29, 113
Distribution	5
Diversity	7
Dividends	29, 88, 155, 158
Earnings per share	41, 70, 87
Employees	6-7
Equalisation Agreement	39-40
Equity	108
Europe	14-15, 79-81
Exchange rates	24, 74, 146
Executive Directors	35-36, 46, 51-53, 55-60
Exports	6
Finance and liquidity	31
Finance costs and income	84
Financial calendar	158
Financial instruments	23, 75-76, 99-101
Financial review	23-32
Foods	6, 81-82
Functions	5
Goodwill	23, 75, 88-89
Gross profit	83
Group Chief Executive	11-12, 35
Group structure	1
Guarantor statements	135-140
Home and Personal Care	6, 81-82
Home care	6, 81-82
Ice cream and beverages	6, 81-82
Impairment	88-89
Income statement	70
Information technology	7
Innovation	20-22
Intangible assets	23, 75, 88-89
Intellectual property	7
Internal and disclosure controls	66
International Financial Reporting Standards (IFRS)	1, 74, 141-142
Inventories	76, 94
Joint ventures	92, 122
Key management	122
Key performance indicators	5
Laws and regulation	8
Leases	77, 112
Legal proceedings	8-9
Market capitalisation	29
Net debt	27
Nomination Committee	37, 48
Non-Executive Directors	36, 46, 53, 61-62
Non-GAAP measures	24
Off-balance sheet arrangements	31
Operating costs	83
Operating profit	79-82
Operating review	13-22
Payables	102
Pensions and similar obligations	23-24, 32, 76, 103-107, 126-130
Personal care	6, 81-82
Post balance sheet events	32, 123
Preference shares and dividends	96, 158
Principal group companies	147-148
Property, plant and equipment	8, 75, 90-91
Provisions	24, 77, 102
Receivables	94
Regions	5, 13-19
Related party transactions	6, 122
Remuneration Committee	37, 49-62
Research and development	20-21
Reserves	110
Restructuring	83, 102
Retained profit	111
Return on invested capital (ROIC)	24-26
Revenue recognition	77
Risk management	9, 63, 100-101
Sarbanes-Oxley	68
Savoury, dressings and spreads	6, 81-82
Seasonality	6
Segment information	77, 79-82, 132-133
Share-based payments	77, 117-121
Share capital	41, 109
Shareholders	38-39, 149-150
Share prices	152
Share registration	159
Staff costs	84
Statement of recognised income and expense	71
Strategy	5
Taxation	76-77, 85-86
Total shareholder return (TSR)	24, 27
Treasury	31
Turnover	79-82
Unilever Executive (UEx)	47
Unilever Foodsolutions	6
Underlying sales growth (USG)	25
Ungeared free cash flow (UFCF)	24-26
US GAAP	124-140, 145
Ventures	6
Vitality	21
Voting	39
Website	159

160	Unilever Annual Report on Form 20-F 2006

Back to Contents

Cautionary statement
This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘expects’, ‘anticipates’, ‘intends’ or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Designed and produced by Unilever Communications in conjunction with Addison Corporate Marketing Photography by Igor Emmerich
Typeset by Pauffley, London
Printed by St Ives Westerham Press Ltd.
ISO 14001:2004

This document is printed on Greencoat Plus Velvet which has been independently certified according to the rules of the Forest Stewardship Council (FSC). Greencoat Plus Velvet contains 80% recycled fibre. The manufacturing mill is accredited with the ISO 14001 Environmental Standard. In recognition of its recycled content Greencoat Plus Velvet has also been awarded the NAPM recycled mark. This document is completely recyclable. If you have finished with it and no longer wish to retain it, please pass it on to other interested readers or dispose of it in your recycled paper waste, thank you.

Back to Contents

Unilever N.V.
Weena 455, PO Box 760
3000 DK Rotterdam
The Netherlands
T +31 (0)10 217 4000
F +31 (0)10 217 4798

Commercial Register Rotterdam
Number: 24051830

Unilever PLC
PO Box 68, Unilever House
100 Victoria Embankment
London EC4P 4BQ
United Kingdom
T +44 (0)20 7822 5252
F +44 (0)20 7822 5951

Unilever PLC registered office
Unilever PLC
Port Sunlight
Wirral
Merseyside CH62 4ZD
United Kingdom

Registered in England and Wales
Company Number: 41424

Unilever United States, Inc.
Investor Relations Department
700 Sylvan Avenue
Englewood Cliffs
NJ 07632
USA
T +1 201 894 2615
F +1 201 894 2222

www.unilever.com

Back to Contents

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

Unilever PLC.
(Registrant)

/s/ S G Williams

(Signature)
S G Williams, Joint Secretary

Date: 26 March 2007

Back to Contents

UNILEVER PLC – 20-F EXHIBIT LIST

Item 19. Exhibits

Exhibit Number Description of Exhibit

1.1	Memorandum and Articles of Association of Unilever PLC, as amended
2.1	Indenture dated as of August 1, 2000, among Unilever Capital Corporation, Unilever N.V., Unilever PLC, Unilever United States, Inc. and The Bank of New York, as Trustee, relating to Guaranteed Debt Securities 1
2.2	Trust Deed dated as of July 22, 1994, among Unilever N.V., Unilever PLC, Unilever Capital Corporation, Unilever United States, Inc. and The Law Debenture Trust Corporation p.l.c., relating to Guaranteed Debt Securities 2
4.1	Equalisation Agreement between Unilever N.V. and Unilever PLC
4.2	Service Contracts of the Executive Directors of Unilever PLC 3
4.3	Letters regarding compensation of Executive Directors of Unilever PLC
4.4	Unilever North America 2002 Omnibus Equity Compensation Plan 4
4.5	The Unilever PLC International 1997 Executive Share Option Scheme 5
4.6	The Unilever Long Term Incentive Plan 6
4.7	The Global Performance Share Plan 2005
7.1	Computation of Ratio of earnings to fixed charges and Return on invested capital 7
8.1	List of Subsidiaries 8
10.1	Consent of PricewaterhouseCoopers Accountants N.V. and PricewaterhouseCoopers LLP
12.1	Certifications of the Group Chief Executive and Financial Director/Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certifications of the Group Chief Executive and Financial Director/Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

1	Incorporated by reference to the Form 6-K furnished to the SEC on October 23, 2000.
2	Incorporated by reference to Exhibit 2.2 of Form 20-F filed with the SEC on March 28, 2002.
3	Incorporated by reference to Exhibit 4.2 of Form 20-F filed with the SEC on March 29, 2006.
4	Incorporated by reference to Exhibit 99.1 of Form S-8 filed with the SEC on February 27, 2003.
5	Incorporated by reference to Exhibit 4.5 of Form 20-F filed with the SEC on March 28, 2002.
6	Incorporated by reference to Exhibit 4.7 of Form 20-F filed with the SEC on March 28, 2002.
7	The required information is set forth on page 141 of the Annual Report on Form 20-F.
8	The required information is set forth on pages 147-148 of the Annual Report on Form 20-F.