Form 20-F
period 2007-12-31
UNILEVER PLC
filed 2008-03-27
CIK 217410

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark one)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ____________________

UNILEVER PLC

(Exact name of Registrant as specified in its charter)
ENGLAND

(Jurisdiction of incorporation or organization)

Unilever House, Blackfriars, London, England

(Address of principal executive offices)

S.H.M.A. Dumoulin, Group Secretary – Tel: +31-(0)10-217 4999, Fax: +31 (0)10 217 4287, Unilever N.V. Weena 455, 3013 AL, Rotterdam, The Netherlands

(Name, telephone number, facsimile number and address of Company Contact)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Shares (evidenced by Depositary Receipts) each representing one ordinary share of the nominal amount of 3 1/9p each	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The total number of outstanding shares of the issuer’s capital stock at the close of the period covered by the annual report was: 1,310,156,361 ordinary shares

     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

Yes                No

     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:

Yes                No

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes                No

     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer                Accelerated filer           Non-accelerated filer

     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP

International Financial Reporting Standards as issued by the International Accounting Standards Board

Other

If 'Other' has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17       Item 18

     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):

Yes                No

Annual Report on Form 20-F 2007

Adding Vitality to life

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

Basis of reporting
Our accounting policies are based on International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), and on United Kingdom and Dutch law. They are also in accordance with IFRS as issued by the International Accounting Standards Board (IASB). Certain measures used in our reporting are not defined under IFRS. For further information about these measures, and the reasons why we believe they are important for an understanding of the performance of the business, please refer to the Operating Review on page 15 and the Financial Review on page 29.

The brand names shown in italics in this report are trademarks owned by or licensed to companies within the Unilever Group.

Exchange rates
Details of key exchange rates used in preparation of these accounts are given on page 131, together with Noon Buying Rates in New York for the equivalent dates.

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

Unilever Annual Report on Form 20-F 2007	1

Back to Contents

Highlights

Highlights

	2007	2006	2005

Turnover (€ million)	40 187	39 642	38 401
Underlying sales growth (%)	5.5	3.8	3.4
Operating profit (€ million)	5 245	5 408	5 074
Operating margin (%)	13.1	13.6	13.2
Earnings per share (euros)	1.32	1.19	1.07
Dividend per NV ordinary share (euros):
Interim	0.25	0.23	0.22
Proposed final	0.50	0.47	0.44
Dividend per New York share of NV (US dollars):
Interim	0.36	0.29	0.26
Proposed final	0.73	0.64	0.56
Dividend per PLC ordinary share (pence):
Interim	17.00	15.62	15.04
Proposed final	34.11	32.04	30.09
Dividend per ADR of PLC (US dollars):
Interim	0.35	0.30	0.27
Proposed final	0.67	0.64	0.56

Notes
Turnover, underlying sales growth, operating profit, operating margin and earnings per share are based on continuing operations. Underlying sales growth is not a GAAP measure. In our Financial Review on page 32 we reconcile underlying sales growth with changes in turnover. Dividend figures for each year comprise dividends declared or proposed for that year. Figures for US dividends are rounded to two decimal places and, in the case of the proposed final 2007 dividends, will be subject to exchange rates ruling at the time of the Annual General Meetings. Under International Financial Reporting Standards (IFRS) dividends are only recorded against the years in which they become payable. In addition to the dividends shown above, one-off dividends of €0.26 per NV share and 17.66p per PLC share were paid in December 2006. For further information and commentary on these measures please refer to the Directors’ Report and the Financial Statements within this Annual Report on Form 20-F.

Our mission and corporate purpose
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

2	Unilever Annual Report on Form 20-F 2007

Back to Contents

Report of the Directors

Chairman’s statement

When I joined Unilever in May 2007 I was aware that the Unilever Executive led by Patrick Cescau was driving a process of sweeping change aimed at transforming the Group. Since then I have visited a number of Unilever operations in Asia and Europe. I have met with many employees and learned a great deal about the brands which the Group sells and the technology which underpins them. I have also spoken to investors to get their perceptions of the business.

All of these encounters have confirmed the preconceptions which I had before joining the Group: Unilever is a business with an extraordinary portfolio of brands, talented people, deep roots in developing and emerging markets, a strong commitment to sustainability and a distinctive corporate culture.

The Group’s strong performance in 2007, with higher growth and an improvement in underlying margin, is something about which the entire business can feel proud. It is also further validation that the strategy being pursued by Patrick and his team is the right one, and that this strategy is being executed very effectively.

This strategy with its sharp focus on Vitality products, developing markets and faster growing product areas like personal care has dramatically changed the business. The structure is much leaner and simpler. It is enabling Unilever to maximise its considerable advantages of buying, manufacturing and marketing scale.

Some of the restructuring which has taken place has led to a reduction in employee numbers. Decisions which have an impact on employees’ lives and livelihoods are never taken lightly. However, I have been impressed and reassured by the caring and responsible way in which the Group has executed these changes.

The Boards in 2007
Corporate governance in Unilever has undergone radical change in the period since 2004. We continue to ensure that we meet the highest standards in all the markets in which we operate.

The composition of the Boards themselves has also evolved. We have enriched their diversity and experience with three new Non-Executive Directors: Narayana Murthy, Hixonia Nyasulu and Genevieve Berger.

Narayana, co-founder and Chairman of Infosys Technologies Limited, brings a deep knowledge of emerging markets and expertise in IT as well as impressive business leadership skills. Hixonia is a highly experienced Non-Executive Director with Sasol Ltd. She is also an Advisory Board Member of JP Morgan South Africa and brings first-hand experience of African markets.Genevieve contributes her impressive expertise in research and development; she is Professor of Biophysics and Medical Imaging at Paris University VI and Chairman of the Advisory Board ‘Health’ for the EU Commission for Research.

All three joined our Corporate Responsibility and Reputation Committee when they took up their posts in May. Their appointment to this committee, now chaired by Lord Brittan, signals its growing importance and the Group’s commitment to keeping sustainability at the heart of its activities.

Each of the newcomers was given an extensive programme of induction covering key issues facing the business.

In September 2007 we also welcomed Jim Lawrence as our new Chief Financial Officer; he will be proposed for election as an Executive Director at the AGMs in May 2008. Jim, who came from General Mills, is a Non-Executive Director of British Airways and Avnet. He replaced Rudy Markham who retired in 2007 after a distinguished career spanning four decades.

Whilst welcoming Jim, we will be saying goodbye to two Directors who are leaving. Kees van der Graaf after 32 years service in the business, most recently as President, Europe and Ralph Kugler, currently President, Home and Personal Care, who has served the business for 29 years. On behalf of the Boards I thank them both for the significant contribution they have made to our business throughout their careers.

During the year, we also said goodbye to Jean-Cyril Spinetta who stepped down as a member of the Boards and the Remuneration Committee. I would like to acknowledge his wise counsel and experience during his term as a Non-Executive Director.

In our Board meetings, we have discussed a wide range of topics including the Group’s annual plan, performance in key markets such as Russia and China, organisation and talent, and the role of science and technology. We also reviewed and fully agreed the Unilever strategy and the new plans to accelerate change, including portfolio change and business restructuring.

An important part of my role is consistently to evaluate the effectiveness of the Boards. In 2007 our Senior Independent Director and I conducted a formal assessment, including performance-related interviews with each Board member. The findings were discussed by the Boards and will result in further improvements.

I am proud that we have Boards that are properly equipped to give Patrick and his team all the support that they need.

On a personal note, I find this an exciting time to work for Unilever. The business is doing well and, with its wealth of talented people, its great global brands and its ambitious business plans, is on track to do even better. On behalf of the Boards, I would like to thank all the Group’s employees around the world for all that they have done in 2007. I look forward to serving the Unilever Group to the very best of my ability in the years ahead.

Michael Treschow
Chairman

Unilever Annual Report on Form 20-F 2007	3

Back to Contents

Report of the Directors continued

Group Chief Executive

I am pleased to report on a good year for Unilever – one in which we continued to grow competitively, consistently and profitably. With a clear growth strategy and an organisational structure to support it, there is growing evidence of improved momentum in our business.

In 2007 underlying sales grew by 5.5% – the third consecutive year of accelerating sales growth. At the same time, we achieved an underlying improvement in our operating margin, despite sharply rising commodity costs. Our growth was broad-based, across all our major regions and categories.

In Europe we achieved growth of nearly 3% – up from 1% the year before. The benefits of all the structural changes we have made in this region over the past three years are now coming through both in terms of growth and underlying margin.

Russia was the star performer – with growth in the high teens – but all our major European businesses grew in 2007.

In the Americas full year growth was 4%. Brazil and Mexico showed an improving performance during the year, while the US grew solidly at 3%.

In Asia Africa we recorded 11% growth. The performance reflects not just the vibrancy of these markets but also the high priority which we place on building our business in this part of the world. Once again, India and China were important contributors to our success.

The picture was equally strong across our categories driven by some great innovations.

Home care had a strong year, fuelled by an excellent performance from our laundry business where the Dirt is Good brands strengthened still further on the back of innovations like Persil Small & Mighty. We also had great success in household care with innovative new variants of brands like Cif and Domestos.

Our Foods category also did very well. Our largest brand Knorr came close to €4 billion in sales. Lipton tea prospered from a series of good innovations and so too did ice cream. Unilever Foodsolutions, our global food service business, also turned in another good performance, confirming the important opportunity that out-of-home consumption offers us.

An endorsement of our strategy
These results are testimony to the fact that our strategy of focusing resources on brands, categories and countries with the highest growth and profit potential is working.

One key area is developing and emerging markets. Over the next few years consumer spending in these markets will overtake developed countries in terms of purchasing power parity. Unilever has an unparalleled footprint in the developing world, as well as an extensive knowledge of local consumers, and a proven ability to deliver health, hygiene and nutrition products which meet the needs of populations which are growing in size, wealth and aspiration.

Personal care – another strategic priority – saw continued strong growth, at nearly 7%. It continues to be our fastest-growing business, with strong global brands like Dove, Pond’s, Lux and Rexona.

Our Vitality mission – to help people feel good, look good and get more out of life – remains central to our strategy, inspiring products such as a very low-fat variant of Hellmann’s mayonnaise; Amaze snacks, with nutrients to help support the mental development of school-aged children; Lipton Linea slimming teas; and the Dove pro•age range with benefits for mature women.

Of course, our brands must be constantly refreshed to retain their edge. In 2007, across each of our major categories, growth was driven by a combination of innovation – new products and new mixes – and renovation – the strengthening of existing brands through new variants, new packaging or new marketing.

In 2007 we focused on bigger innovations and rolled them out faster around the world. Clear, a shampoo with superior anti-dandruff active delivery technology, was launched simultaneously in several countries, including three of the biggest hair care markets in the world – China, Russia and Brazil. We also achieved a better transfer of mixes across continents and cultures, in some cases creating new markets. For example, we successfully launched our male deodorant brand Axe in Japan. After just six months it is the leader in its market.

A leaner, fitter business
During the year we made significant progress in reshaping the organisation to create a leaner, more flexible business structure.

Our One Unilever operating model is being implemented in every major country. We are now taking this a step further with the creation of new multi-country organisations – clusters of neighbouring countries with one central management structure, leveraging regional scale through shared services for functions such as HR, IT and Finance. These changes are all part of our accelerated programme of restructuring announced last summer.

4	Unilever Annual Report on Form 20-F 2007

Back to Contents

Report of the Directors continued

Group Chief Executive continued

We further shaped our portfolio through disposals and acquisitions, including the announced sale of Boursin and Lawry’s – brands that offered limited growth potential for Unilever. We also announced agreements to acquire the Buavita vitality drinks brand in Indonesia and – only recently – Inmarko, the leading ice cream business in Russia. These transactions accelerate our strategy of building leadership positions in fast-growing markets.

This is the right strategy for Unilever but – like any strategy – it is only as good as the execution. That is why we also continue to build our strengths in critical areas such as consumer marketing and customer development. In both cases our progress was recognised externally. In marketing, we received a clutch of awards at the Cannes International Advertising Festival, with Dove and Axe achieving three ‘Grand Prix’ trophies. In customer development, Unilever was named International Supplier of the Year by Tesco for the second year running.

We are also raising our game in research and development (R&D), recognising the crucial role technology can play in the quality of our innovations. Underlining the importance of R&D, we appointed our first Chief Technology Officer, Neal Matheson, in 2007. Neal leads the development of world class capabilities in science and technology and champions excellence in all our innovation activity.

Of course, some changes required difficult decisions. In Europe, the restructuring is leading to significant job losses. But painful as these decisions have been, they are the right ones for the long-term health of the business.

Keeping sustainability at the heart of Unilever
We believe Unilever can only continue to thrive if we conduct our business in a sustainable manner.

Integrating social, economic and environmental considerations therefore sits at the heart of many of our brand strategies. A great demonstration of this was the decision to source all of our tea from sustainable, ethical sources. To support this significant change, we asked the Rainforest Alliance to start auditing our tea suppliers with immediate effect. The aim is to have all Lipton Yellow Label and PG Tips tea bags sold in Western Europe certified by 2010 and all Lipton tea bags sold globally by 2015.

We also set the ambitious target of a further 25% reduction in the business’s CO2 emissions from energy sources used in production by 2012. And we continued to develop our partnerships with key retail customers, sharing our sustainability expertise to support them in achieving their goals. Wal-Mart responded by naming us 2007 Supplier of the Year for Sustainable Engagement.

The year ahead
Notwithstanding some economic uncertainty and the rising costs of many materials, we are confident that Unilever can grow consistently, profitably and competitively in 2008.

The changes we have made in recent years leave Unilever more resilient and better placed than ever before to meet challenges and respond to opportunities. We have a more flexible, dynamic structure, an increasingly powerful brand portfolio, an unparalleled footprint in the developing world and – in 2008 – we have another exciting programme of innovations and new product launches. Furthermore, we operate in sectors less susceptible than others to the effects of an economic downturn: people will always need to eat, wash and clean their homes.

For all these reasons we remain optimistic about the year ahead and confident of making further progress towards our longer-term financial objectives.

On a personal note I would like to thank two members of the Unilever Executive who will leave us in 2008 - Kees van der Graaf and Ralph Kugler. They have been valued colleagues over many years and I thank them for their contribution. Indeed, I would thank the whole of my Executive team, including two great additions during the year, Mike Polk and Jim Lawrence, the latter joining from outside as our new Chief Financial Officer. Thanks also to my colleagues on the Boards, under our new Chairman, Michael Treschow, and especially to every one of our employees around the world for their invaluable contribution to the business's progress in 2007.

Working together, as One Unilever, I am confident that we can look forward to delivering continued success in 2008.

Patrick Cescau
Group Chief Executive

Unilever Annual Report on Form 20-F 2007	5

Back to Contents

Report of the Directors continued

About Unilever

Description of business
Unilever is one of the world’s leading suppliers of fast moving consumer goods across Foods and Home and Personal Care categories. Unilever’s portfolio includes some of the world’s best known and most loved brands.

Strategy and long-term financial targets
At the heart of Unilever's strategy is a concentration of resources on areas where we have leading category and brand positions and which offer excellent opportunities for profitable growth, especially in personal care, developing and emerging markets and Vitality. The focus is primarily on developing the business organically, but acquisitions and disposals can also play a role in accelerating the portfolio development.

To execute this strategy we have reorganised the business to simplify the organisation and management structure and to improve capabilities in marketing, customer management, and research and development. The result is better allocation of resources, faster decision-making and a lower cost level. This transformation, known as the One Unilever programme, allows us to leverage our scale both globally and locally.

Unilever's long-term ambition is to be in the top third of our peer group in terms of total shareholder return. We expect underlying sales growth of 3-5% per annum and an operating margin in excess of 15% by 2010 after a normal level of restructuring charges of 0.5 to 1 percent of turnover. Return on invested capital is targeted to increase over the 2004 base of 11%. Over the period 2005 – 2010, we aim to deliver ungeared free cash flow of €25-30 billion. It should be noted that previous and planned disposals and the additional restructuring plans will have reduced ungeared free cash flow by about €2.5 billion over this period, while enhancing the ongoing cash generating capacity of the business.

Key indicators – performance and portfolio
These long-term financial targets determine the scope of our key financial performance indicators. The values for these indicators for the last three reporting years are as follows:

	2007	2006	2005

Underlying sales growth (%)	5.5	3.8	3.4
Operating margin (%)	13.1	13.6	13.2
Ungeared free cash flow (€ billion)	3.8	4.2	4.0
Return on invested capital (%)	12.7	14.6	12.5
Total shareholder return (ranking)	8	13	14

Underlying sales growth (USG), ungeared free cash flow (UFCF) and return on invested capital (ROIC) are not recognised measures under IFRS. The IFRS measure most comparable with USG is turnover. In our Financial Review on page 32 we reconcile USG with changes in turnover. There is no IFRS measure directly comparable with either UFCF or ROIC. In our Financial Review we reconcile ROIC to net profit, and UFCF to both net profit and cash flow from operations. The values of turnover, net profit and cash flow from operating activities for the last three reporting years are as follows:

	€ million	€ million	€ million
	2007	2006	2005

Turnover	40 187	39 642	38 401
Net profit	4 136	5 015	3 975
Cash flow from operating activities	5 188	5 574	5 924

In 2007, we set out simultaneously to deliver a higher and more consistent level of underlying sales growth in combination with an underlying improvement in operating margin. Underlying sales growth has indeed shown a marked increase to 5.5% in 2007, driven by better innovation rolled out faster to more countries and better execution in local markets.

We also achieved an underlying improvement in operating margin of 0.2 percentage points in 2007, as the combination of volume leverage, higher prices, cost savings and mix improvement successfully offset a sharp rise in commodity costs and other inflation.

Our reported operating margin declined by 0.5 percentage points, due to a significantly higher level of restructuring charges related to our plans to accelerate change, which were announced in August 2007. These plans aim to deliver a reduction in our annual cost base by around €1.5 billion by the end of 2010, compared with our 2006 cost base, through the creation of multi-country organisations (MCOs), the closure or streamlining of 50-60 factories, and a further reduction in regional and global overheads.

Ungeared free cash flow was €3.8 billion, which was €0.4 billion lower than a year earlier, including the effect of the higher cash restructuring costs and increased capital expenditure. Return on invested capital was 12.7% in 2007. This represented an improvement from 11.5% in 2006, when adjusted for the profit on the disposal of frozen foods. Before allowing for this adjustment, return on invested capital in 2006 was 14.6% .

On our three-year average Total Shareholder Return key performance measure, which forms part of the basis for top management remuneration, we remained just outside the top third of our peer group, although we further improved our position to the 8th place out of 21 companies.

Further information about these measures, including definitions and, where appropriate, reconciliation to GAAP measures, can be found in our Financial Review starting on page 29.

In addition to these financial indicators, we track other measures in support of our strategic goals. We believe that the share of our business that is generated in developing and emerging (D&E) markets, and the proportion of our turnover that is generated by our top 25 brands are particularly relevant. In the latter context we group together brands that have a common consumer proposition and are supported by common innovation programmes, although in some cases the brand names may vary between countries. The results for these measures for the last three reporting years are as follows:

	2007	2006	2005

Share of turnover in D&E markets (%)	44	42	40
Share of turnover in top 25 brands (%)	73	73	72

6	Unilever Annual Report on Form 20-F 2007

Back to Contents

Report of the Directors continued

About Unilever continued

Our D&E businesses continue to show strong growth, in Asia, Africa, Central and Eastern Europe and Latin America, and now make up 44% of our total turnover. Our D&E strategy is focused on leveraging and further strengthening our existing leading positions in many D&E markets, such as India and Brazil, as well as building our brands and business in countries where we currently have a relatively smaller presence, notably China and Russia. Our sustained growth is reflecting the strength of our D&E business model which is characterised by a differentiated portfolio of strong global and regional brands addressing the needs of the different income groups, high quality innovation and communication, scale and depth in distribution, and an excellent track record and reputation for developing management talent. Our focus on our best global and regional brands, with increased investment in advertising and faster roll-out of innovation, has resulted in a focused portfolio, with 12 brands having a worldwide turnover in excess of €1 billion and our top 25 brands collectively delivering 73% of our turnover in 2007.

We also monitor the development of our brands through market information that gives us insights into our leading positions versus our direct competitors. In our section on Operating environment on page 8 below we indicate the product areas in which we have leading or key strategic positions.

Key indicators – people and sustainability
Unilever has for many years recognised the significance of social and environmental issues as a critical dimension of its operations, and has established many indicators to track its performance in these areas.

We regard safety as an essential element of a successful and sustainable business and take seriously our responsibility to provide a safe workplace. We aim to improve continuously the health, safety and well-being of everyone working for or on behalf of Unilever to a standard on a par with the very best of our peers. A key measure of our progress in this area is our total recordable accident frequency rate which counts all workplace accidents except those requiring only simple first aid treatment. In 2007 this decreased to 0.26 accidents per 100 000 hours worked, declining from 0.46 in 2004.

We are committed to meeting the needs of customers and consumers in an environmentally sound and sustainable manner, through continuous improvement in environmental performance in all our activities. We exercise the same concern for the environment wherever we operate and aim to reduce the environmental footprint of our business and brands. The environmental measures that we regard as the most significant in relation to our business are those relating to the amounts of CO2 from energy that we produce, the water that we consume as part of our production processes, and the amount of waste that we generate. We continue to improve our performance across these measures, having reduced our CO2 emissions from energy by 33.5%, our water use by 58.6% and our total waste by 69.3% per tonne of production over the period 1995 – 2006. In 2007 we set ourselves the further goal of achieving a 25% reduction in CO2 emissions by 2012 (from a 2004 baseline), to give a total reduction of around 43% since 1995.

The table below shows the results for these indicators for the last three years for which independently assured (performed by firms other than Unilever’s external auditors) data are available:

	2006	2005	2004

Total recordable accident frequency rate per 100 000 hours	0.33	0.39	0.46
CO2 from energy per tonne of production (kg)	164.59	171.75	185.67
Water per tonne of production (m3)	3.29	3.52	3.67
Total waste per tonne of production (kg)	7.46	8.74	9.79

The type of assurance undertaken has been limited to enquiries of company personnel and analytical procedures together with review on a sample basis of the operation of processes relating to performance data noted in the table above. Assurance of this nature is substantially less in scope than a financial audit and does not include detailed sample testing of source data, processes or internal controls.

A comprehensive review of Unilever’s social and environmental performance can be found in our annual Sustainable Development Report, available online at www.unilever.com Published in May 2008, our next Report will contain updated and independently assured results for 2007 for the measures above, as well as trend information that demonstrates our consistent performance over the longer term.

Please refer also to the Corporate responsibility and sustainability section on page 12 which highlights a number of key issues and activities in this area in 2007. Our Operating Review starting on page 15 also gives examples of the ways in which our brands are addressing consumers’ social and environmental concerns.

Ten-year trends in many of the measures described above, together with a range of other indicators, are included in the document ‘Unilever Charts’ which can be found on our website at www.unilever.com/ourcompany/investorcentre/annual_reports

Organisation
The three building blocks of our organisation are regions, categories and functions.

Three regions – Europe, the Americas and Asia Africa – are responsible for managing Unilever’s business and local market operations in their regions. They are primarily responsible for building relationships with customers, managing supply chain networks, and deploying brands and innovations effectively, focused on excellent execution in the marketplace. The regions are accountable for the delivery of in-year financial results including growth, profits and cash flow, and in-year development of market shares. The Europe region includes our operations in Western Europe and Central and Eastern Europe, and in 2007 accounted for approximately 38% of turnover. The Americas region includes our operations in North America and Latin America and represented around 33% of turnover. The Asia Africa region accounted for 29% of turnover, and includes our operations in the Middle East, Africa, South Asia, South East Asia, North East Asia and Australasia.

During 2008 changes will be made to the regional structures. Notably Central and Eastern Europe, will be managed as part of the Asia Africa region - further concentrating our focus on emerging markets.

Unilever Annual Report on Form 20-F 2007	7

Back to Contents

Report of the Directors continued

About Unilever continued

Two category teams – Foods and Home and Personal Care – are responsible for the development of category and brand strategies, the development of brand communication, and the delivery of relevant innovation. Categories also lead the strategic direction of the supply chain and are accountable for long-term value creation in the business, as measured by longer-term market share development, category growth, innovation metrics and brand health.

Building on the success of the One Unilever programme, Foods and Home and Personal Care will be brought together in 2008 in a single category structure.

Five functional teams – Finance, HR, IT, Communications and Legal – are responsible for providing value-adding business partnering, strategic support and competitive services to the whole business. They are each organised around the same basic principles of business partners, shared services and expertise teams.

Since 2005, the One Unilever programme has streamlined our business by creating a single operating company for each country – combining previously separate Foods and Home and Personal Care operating units into a One Unilever company – and by creating and outsourcing shared services centres for the back office operations of our Finance, HR and IT functions. In 2007, we announced new plans to accelerate change including the creation of multi-country organisations (MCOs) – clusters of countries with a single centralised management and shared functions – and further simplification of our regional supply chains.

Operating environment

Competition
We have a wide and diverse set of competitors in our categories. Many competitors also operate on an international scale, while others have a narrower regional or local focus.

Competition is a normal part of business. We aim to compete and provide added value to our consumers, customers and shareholders in three ways:

•	by continually developing new and improved products that address relevant consumer needs and aspirations;
•	by rolling out innovations and brand concepts across our businesses around the world; and
•	by striving to lower the cost of our sourcing, manufacturing and distribution processes while ensuring the quality of our products.

Our businesses have established strong leadership positions –typically number 1 or number 2 – in the markets in which we are operating. In Foods, we hold the global number 1 position in savoury and dressings, spreads, tea-based beverages and ice cream. In home care, we hold the global number 2 position in laundry, with a number 1 position in many developing and emerging markets. In personal care, we hold the global number 1 position in mass skin care and deodorants, and the number 2 position in hair care. In oral care and household care, our strategy is focused on strong regional and local leadership positions in selected makets in Europe, Asia and Latin America.

Distribution
Unilever’s products are generally sold through our own sales force as well as through independent brokers, agents and distributors to chain, wholesale, co-operative and independent grocery accounts, food service distributors and institutions. Products are physically distributed through a network of distribution centres, satellite warehouses, company-operated and public storage facilities, depots and other facilities.

Exports
We sell our products in over 150 countries around the world. In many countries we manufacture the products that we sell, while we also export products to countries where we do not have manufacturing operations. The chosen manufacturing network is generally determined by an optimised regional sourcing strategy which takes account of requirements for innovation, quality, service, cost and flexibility.

Seasonality
Certain of our businesses, such as ice cream, are subject to significant seasonal fluctuations in sales. However, Unilever operates globally in many different markets and product categories. No individual element of seasonality is likely to be material to the results of the Group as a whole.

Related party transactions
Transactions with related parties are conducted in accordance with agreed transfer pricing policies and include sales to joint ventures and associates. Other than those disclosed in this report, there were no related party transactions that were material to the Group or to the related parties concerned that are required to be reported in 2007 or the two preceding years.

For more information about related party transactions please refer also to note 30 on page 120.

Resources

Our brands
We have a strong and well differentiated portfolio of global and regional brands, which are positioned to meet the needs and aspirations of our consumers across a variety of price points, segments and channels, allowing us to compete effectively in our key categories and countries.

Twelve of our brands have global turnover in excess of €1 billion. These are Knorr, Hellmann’s, Lipton, Becel/Flora (Healthy Heart), Rama/Blue Band (Family Goodness), Wall’s/Algida (Heart brand), Omo, Surf, Dove, Lux, Rexona (including Sure and Degree) and Sunsilk (including Seda and Sedal).

We manage our brands under the following four category headings: savoury, dressings and spreads; ice cream and beverages; personal care; and home care.

Savoury, dressings and spreads includes soups, bouillons, sauces, snacks, mayonnaise, salad dressings, olive oil, margarines, spreads and cooking products such as liquid margarines, and some frozen foods. Our key brands here are Knorr, Hellmann’s, Becel/Flora (Healthy Heart), Rama/Blue Band (Family Goodness), Calvé, WishBone, Amora, Ragú and Bertolli.

8	Unilever Annual Report on Form 20-F 2007

Back to Contents

Report of the Directors continued

About Unilever continued

Ice cream and beverages includes ice cream sold under the international Heart brand, including Cornetto, Magnum, Carte d’Or and Solero, Wall’s, Kibon, Algida and Ola. Our portfolio also includes Ben & Jerry’s, Breyers, Klondike and Popsicle. This category also includes tea-based beverages, where our principal brands are Lipton, Brooke Bond and PG Tips. This group also includes weight management products, principally Slim•Fast, and nutritionally enhanced products sold in developing markets, including Annapurna and AdeS/Adez.

Within these groups, we also include sales of our Unilever Foodsolutions, which is a global food service business providing solutions for professional chefs and caterers.

In Personal Care, six global brands are the core of our business in the mass skin care, daily hair care and deodorants product areas – Dove, Lux, Rexona (including Sure and Degree), Sunsilk (including Seda/Sedal), Axe and Pond’s. Other important brands include Suave, Clear, Lifebuoy and Vaseline, together with Signal and Close Up in oral care.

Our Home Care ranges include laundry products, such as tablets, traditional powders and liquids for washing of clothing by hand or machine. Tailored products including soap bars are available for lower-income consumers. Our brands include Omo (‘Dirt is Good’ platform), Surf, Comfort, Radiant, Skip and Snuggle. Our household care products include surface cleaners and bleach, sold under the Cif, Domestos and Sun/Sunlight brands.

Corporate venture activities
Unilever has allocated €350 million to its venturing activities in order to create new business opportunities that have the potential to help build our core brands and business interests in Foods and Home and Personal Care. These activities include:

•	Unilever Ventures, an early-stage business development fund for businesses from both inside and outside Unilever;
•	Langholm Capital, an independent fund investing in private European companies with above-average longer-term growth prospects; and
•	Physic Ventures, an early-stage venture capital fund investing in technology driven, consumer-directed health, wellness and sustainable living companies.

Our employees
Our One Unilever programme is already streamlining the business by creating single operating companies for each country and outsourcing parts of our IT, HR and Finance functions. In 2007 we announced plans to accelerate our change programme further by developing more multi-country organisations (MCOs) – clusters of countries with a single centralised management and shared functions. MCOs reduce duplication and free up resources to focus on customers and consumers. All regions announced or continued to implement MCOs in the year. The newly announced MCOs include Benelux; Germany, Austria and Switzerland; UK/Ireland; and Central Africa.

Our leaders make diversity a top business priority. Signalling this commitment, the Global Diversity Board draws together 15 leaders from all business functions and is chaired by Group Chief Executive Patrick Cescau. The board focuses on driving the diversity agenda into our business processes and tracking the progress of diversity initiatives. It also champions new ways of working to boost employees’ personal vitality.

The Senior Executive Seminar, our pioneering leadership development programme, was led this year by leading business academic C K Prahalad. The event brought together 28 of our top leaders to examine key business issues, with a particularly strong external focus. They concentrated on developing and emerging markets, visiting more than 50 companies and 20 NGOs to gain insights into global trends and practices for opening up opportunities at the ‘bottom of the economic pyramid’. The group’s findings have been shared with the Unilever Executive and Board of Directors, and are helping to shape further our approach in these markets.

Our Standards of Leadership programme is a set of behaviours aimed at ensuring that every manager takes personal responsibility for delivering Unilever’s agenda through excellence in strategy execution. During the year, the framework was rolled out globally to an enthusiastic response. In Asia the process was particularly effective, with managers across 15 countries attending interactive workshops. Individuals made personal commitments to ‘live the behaviours’ and to model them in their daily working lives.

We aim to offer our people stimulating ways to broaden their skills and experience while at the same time giving something back to the community. Salvatore Lucia, a Supply Chain Manager from Italy, was one of the Unilever specialists seconded to the World Food Programme (WFP) as part of their professional development. He is helping WFP Ghana deliver its school feeding and nutrition programme – and learning valuable skills to bring back to the business.

We are committed to finding fresh ways of working that improve business effectiveness, enhance work-life balance and benefit the environment. We created four ‘Telepresence’ video-conferencing rooms: in Englewood Cliffs, Rotterdam, London and Singapore. Telepresence uses high-definition video screens with life-size images around a single ‘virtual’ table, to replicate as closely as possible a face-to-face meeting. It is also the first technology of its kind to be certified by the CarbonNeutral Company. A further eight rooms will be added in 2008.

Our total employee numbers over the last five years were as follows:

Year end in thousands	2007	2006	2005	2004	2003

Europe	43	44	49	52	55
The Americas	43	45	47	47	50
Asia Africa	88	90	110	124	129

Total	174	179	206	223	234

The total reported numbers included approximately 26 000 part-time or seasonal employees in both 2007 and 2006.

Diversity
Diversity in Unilever is about inclusion, embracing differences, creating possibilities and growing together for better business performance. We embrace diversity in our workforce: this means giving full and fair consideration to all applicants and continuing development to all employees regardless of gender, nationality,

Unilever Annual Report on Form 20-F 2007	9

Back to Contents

Report of the Directors continued

About Unilever continued

race, creed, disability, style or sexuality. Diversity plays a vital role in ensuring we understand consumers’ needs.

The commitment to diversity is set right at the top of our business. It is driven by the Global Diversity Board, chaired by Group Chief Executive Patrick Cescau, who has emphasised that “diversity is critical to our business competitiveness and long-term sustainability”.

Unilever is one of the world’s most culturally diverse companies, with 21 different nationalities represented among our top level group of 113 managers worldwide.

In 2007 we worked to embed diversity even more firmly into our day-to-day business decisions, via our talent management and people processes, from appointments to development. As part of the Human Resources planning process our businesses units are also developing specific diversity plans that are aligned to the priorities and needs of their regions and categories.

We continue to carry out quarterly measurement and tracking of diversity against our objectives, using the HR Strategy in Action tool. Gender remains an important priority and is reviewed by the Unilever Executive team (UEx).

Information technology
Unilever Information Technology is a global function, headed by a global Chief Information Officer, with a strategy to deliver competitive and cost effective IT solutions to support the business.

A common technology framework and standards for architecture, key technologies, processes, information and services allow Unilever to leverage its scale in IT. For example, this approach is supporting the setting up and the operation of regional shared services centres for ‘back-office’ operations, notably in Finance and Human Resources, which in some cases are outsourced.

The IT function is a key enabler for the One Unilever change from a multi-local to a globally aligned business through:

•	strategic alliances and partnerships with key global suppliers;
•	improving IT capabilities and processes;
•	improving overall IT infrastructure and service value; and
•	strategic outsourcing in selected key areas.

The implementation across the Group of a world-class harmonised ERP system in each region in support of the One Unilever programme is progressing well. The Americas implementation has already been completed across the region, while two-thirds of our European business is now on a single instance ERP system with full implementation expected to be largely completed by the end of 2008. In Asia Africa, a phased implementation towards 2010 has seen the first four countries completed in 2007.

Unilever partners with a few major suppliers to develop the minimum number of non-overlapping IT systems needed to deliver the business objectives. This promotes radical simplification with flexibility and agility, faster implementation and reduced costs.

Intellectual property
We have a large portfolio of patents and trademarks, and we conduct some of our operations under licences which are based on patents or trademarks owned or controlled by others. We are not dependent on any one patent or group of patents. We use our best efforts to protect our brands and technology.

Property, plant and equipment
We have interests in properties in most of the countries where there are Unilever operations. However, none is material in the context of the Group as a whole. The properties are used predominantly to house production and distribution activities and as offices. There is a mixture of leased and owned property throughout the Group. There are no environmental issues affecting the properties which would have a material impact upon the Group, and there are no material encumbrances on our properties. Any difference between the market value of properties held by the Group and the amount at which they are included in the balance sheet is not significant. Please refer also to the schedule of principal group companies and non-current investments on page 132 and to details of property, plant and equipment in note 10 on page 88. We currently have no plans to construct new facilities or expand or improve our current facilities in a manner that is material to the Group.

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

Legal proceedings
We are not involved in any legal or arbitration proceedings which might lead to material loss or expenditure in the context of the Group results. Similarly we do not have any material obligations under environmental legislation. None of our Directors or Officers is involved in any legal proceedings which are material as aforesaid. Nonetheless, we comment on certain proceedings below:

Ice cream cases
Unilever has businesses in many countries and from time to time these are subject to investigation by competition and other regulatory authorities. One such matter under review is our ice cream distribution in Europe, specifically the exclusivity for the use of freezer cabinets provided to retailers free-on-loan for the sale of impulse ice cream. In September 2006 the European Court of Justice in Luxembourg (‘ECJ’) dismissed the appeal by Unilever’s Irish ice cream business, HB Ice Cream, of the 2003 Court of First Instance ('CFI') judgment that upheld the European Commission’s 1998 decision to ban HB Ice Cream from imposing cabinet exclusivity in Ireland in circumstances where these were the only cabinets used by the retailer. The ECJ ruling is final as regards Ireland and ends 14 years of legal debate.

10	Unilever Annual Report on Form 20-F 2007

Back to Contents

Report of the Directors continued

About Unilever continued

Unilever has been fully compliant with the ruling in the Irish case since October 2003, when we lifted cabinet exclusivity from outlets that only have HB freezers (Unilever was not ordered to abandon cabinet exclusivity altogether). Parallel proceedings between HB Ice Cream and Masterfoods (re-named Mars) before the Irish High Court, which had been deferred pending the ECJ ruling, were reopened in 2007 at the request of Mars to claim damages from Unilever. We will resist any claim for compensation for losses that cannot be directly attributed to the practices prohibited by the European Commission’s 1998 decision as regards Ireland.

The Commission decision applied only to Ireland. The relevance of its reasoning to other markets depends on a detailed factual assessment of the effects of cabinet exclusivity in each market. Unilever has given careful consideration to the potential application of the reasoning in the Irish case to its cabinet policies in other EU countries. The majority of markets are not affected by this development. However we have taken a number of commercial steps to avoid extending the debate further, in the interest of focusing on our day-to-day business.

Since the ECJ ruling, Mars has nonetheless sought to bring claims against Unilever before authorities and courts in a number of countries. Mars’ allegations must be scrutinised in the light of prevailing national market conditions, this can be a complex and lengthy process. However by 26 October 2007 a civil claim by Mars in Germany had already been dismissed by the Hamburg Regional Court. Although Mars has appealed this decision, we will continue vigorously to resist Mars’ claim.

Mars also brought a claim before the Swedish Market Court, which on 25 September 2007 issued an interim order that broadly reflects Unilever’s current policy as regards the loan of freezer cabinets, namely that retail customers in Sweden must be free to decide what products to store in Unilever cabinets where these are the only cabinets used by the retailer. The Court’s order did not require material changes beyond those already made by Unilever’s Swedish business, GB Glace. The main proceedings remain ongoing but the Market Court does not have jurisdiction to make damages awards.

An investigation by the Portuguese competition authority is ongoing since March 2007. Portuguese law prevents us from disclosing details of this investigation. Unilever engages proactively with the authority.

In Italy the Consiglio di Stato overturned a 2003 decision by the Italian competition authority (‘ICA’) that responded positively to a notification by Unilever of its policy in relation to outlet exclusivity. The Consiglio di Stato made its decision on 24 July 2007 on the basis that Unilever’s market position in Italy had not been sufficiently investigated by the ICA. Unilever has always engaged proactively with the ICA and continues to do so to secure a prompt resolution to the outstanding issues.

We cannot exclude that Mars may seek to bring claims in other jurisdictions, in which case Unilever can be expected to defend its position vigorously. We believe that our true strength lies in the appeal and quality of our ice cream brands. By way of illustration of the point, in the UK since 2000, when cabinet exclusivity was effectively abandoned by Unilever, there has not been any material change in Unilever’s relevant market share.

Other competition issues
In 2006 the French competition authorities commenced an inquiry into potential competition law infringements in France involving a number of consumer goods companies in the home and personal care sector, including Unilever France and Lever Fabergé France, both subsidiaries of the Unilever Group. Interviews have been conducted with present and former members of our staff and documents have been supplied to the French authorities. No statement of objections or proposals for fines have yet been lodged against either Unilever France or Lever Fabergé France as the authorities’ investigation has had to be restarted following procedural challenge. Accordingly, the potential financial implications, if any, of this investigation cannot yet be assessed. A statement of objections is however expected in the near future.

On 14 March 2007 representatives from the German Federal Cartel Office carried out an inspection at the offices of Unilever Deutschland GmbH in Hamburg. The inspection was in relation to the home and personal care market in Germany. Statements of objections have been received by and fines have been imposed on Unilever Deutschland, which currently intends to defend its position by way of appeal.

On 25 February 2008, a purported class action lawsuit was filed in the United States of America in the United States District Court for the Northern District of Illinois alleging, relying upon the German investigation described above, that Unilever N.V., Unilever PLC and Unilever United States, Inc. allegedly conspired with certain other companies to fix prices of oral, home and personal care products in the United States. The Unilever parties deny the claims and intend to defend the action.

Tax cases Brazil
During 2004 the Federal Supreme Court in Brazil (local acronym STF) announced a review of certain cases that it had previously decided in favour of taxpayers. Because of this action we established a provision in 2004 for the potential repayment of sales tax credits in the event that the cases establishing precedents in our favour are reversed. Since that time we have continued to monitor the situation and have made changes as appropriate to the amount provided.

In June 2007, the Supreme Court ruled against the taxpayers in one of these cases. Management believes that the amount provided in Unilever’s accounts should be sufficient to cover the amount of the tax in question, but industry associations (of which Unilever is a member) are currently attempting to negotiate a settlement with the Federal Revenue Service to reduce or avoid the payment of interest and/or penalties on such amounts. Management is optimistic that such negotiations will lead to a settlement, but no assurance can be given that a settlement will be reached or that the amount of any interest or penalties will be covered by such provision.

Also during 2004 in Brazil, and in common with many other businesses operating in that country, one of our Brazilian subsidiaries received a notice of infringement from the Federal Revenue Service. The notice alleges that a 2001 reorganisation of our local corporate structure was undertaken without valid business purpose. If upheld, the notice could result in a tax claim in respect of prior years. The 2001 reorganisation was comparable with that used by many companies in Brazil and we believe that the likelihood of a successful challenge by the tax authorities is remote. While this view is supported by the opinion of outside counsel there can be no guarantee of success on the merits.

Unilever Annual Report on Form 20-F 2007	11

Back to Contents

Report of the Directors continued

About Unilever continued

Preference shares
In 1999, NV issued cumulative preference shares, with a notional value of €6.58 (Fl.14.50), as an alternative to a cash dividend. On 24 March 2004, NV announced its intention to convert part (€6.53 – equivalent to Fl.14.40) of the notional value of the preference shares, in accordance with its Articles of Association, into NV ordinary shares in the first quarter of 2005. This conversion took place in February 2005 for a value of €4.55 for each preference share. In May 2005, NV’s Annual General Meeting decided to cancel the preference shares and cancellation took effect in July 2005.

In November 2006 NV announced that it had agreed a settlement with the main parties in a legal dispute over the conversion of the preference shares. Former preference shareholders who held preference shares on 24 March 2004 were entitled to participate in the settlement. These shareholders could apply for the settlement from 20 January 2007 up to and including 30 June 2007. Unilever has paid €304 million in respect of the settlement (further information in note 19 on page 102).

A group of former preference shareholders who had bought their preference shares after 24 March 2004 and who are not entitled to the settlement, instituted claims with the Rotterdam District Court for nullification of the NV Board’s decision to convert the preference shares and NV’s Annual General Meeting decision to cancel the preference shares. The Rotterdam District Court has not yet decided on these claims. They also claim damages in the amount of approximately €81 million. These claims will be vigorously contested.

Corporate responsibility and sustainability
We aim to manage and grow our business around the world in a responsible and sustainable way, creating long-term value for all those with a stake in our business.

We believe our brands must be at the forefront of delivering our sustainability commitments. The successful brands of the future will be those that satisfy both the functional needs of consumers and address their concerns as citizens – including concerns about the environment and social justice.

To enable our brands to integrate social and environmental drivers into their development plans in a structured way, we are rolling out a programme called Brand Imprint. This helps our managers to understand and assess the challenges and opportunities that sustainability presents for our business. An early example of the potential of Brand Imprint is our decision to put the sourcing of all our tea on to a sustainable, ethical basis and to work with the Rainforest Alliance to achieve certification for our tea estates. Lipton the world’s largest tea brand, and PG Tips, one of the UK’s leading brands, became the first to carry the Rainforest Alliance logo, showing that they meet the independent organisation’s strict sustainability criteria.

Another significant step was taken by our ice cream brand Ben & Jerry’s, which announced plans to invest €2.4 million over the five years 2007-2012 in reducing its impact on climate change through initiatives covering every stage of its European production process.

Our ambitions for our brands are underpinned by our Mission and Corporate Purpose and our Code of Business Principles. These encapsulate the values and standards by which we expect our employees and our business to be judged. We communicate and monitor these standards actively and any lapses are fully investigated: in 2007 we dismissed 54 people for conduct that breached our Code of Business Principles.

To reinforce this commitment and maintain our operational integrity, we seek to share these standards with our suppliers and contractors through our Business Partner Code. This sets out standards on ten key points of business ethics, labour standards, consumer safety and the environment.

In 2007 we reviewed our sustainability strategies for agriculture (from which about two-thirds of our raw materials come), packaging, water and greenhouse gases to connect them more closely to our business objectives.

Our targets in these areas will help us control costs, respond to our customers’ and consumers’ desire to reduce waste and open up avenues for innovation that benefit our consumers, for example concentrated laundry products such as all Small & Mighty. Small & Mighty’s consumer and environmental benefits were promoted by Wal-Mart, helping the brand to grow its sales in the US to US $140 million in 2007. Small & Mighty, which uses less water, less packaging and less fuel for transport, has now launched in Europe across the brand portfolio, for example Persil,Surf and Omo.

Many of our major retail customers are focusing on sustainability and, by sharing our expertise in this area, we are able to strengthen our relationships with them and grow our business. For example, the success of our ongoing partnership with Wal-Mart led the world’s largest retailer to name us 2007 Supplier of the Year for Sustainable Engagement.

We continue to work in partnership in fields where we can contribute our expertise. The breadth of our portfolio means we are uniquely placed to share our understanding of how to run effective programmes to improve both nutrition and hygiene. For example, through our partnership with the UN World Food Programme we are working to improve the health and nutrition of poor children through school feeding programmes, providing over 15 million school meals to 80 000 children in 2007. With the FDI World Dental Federation we are running projects to improve oral care in 38 countries. In 2007 we contributed €89 million to communities through corporate and brand initiatives.

In 2007 the strength of our commitment to sustainable development was recognised by our ranking as foods producers sector leader of the Dow Jones Sustainability Indexes for the ninth year running. We were also ranked best in class in the food products sector of the fifth Carbon Disclosure Project (a coalition of over 315 global investors with combined assets in excess of US $41 trillion) and named in its Climate Disclosure Leadership Index in recognition of our efforts to address the challenges of climate change.

Further details of the progress we are making to integrate sustainability into our day-to-day business operations can be found in our annual Sustainable Development Report, available at www.unilever.com

12	Unilever Annual Report on Form 20-F 2007

Back to Contents

Report of the Directors continued

Outlook and risks

The following discussion about outlook and risk management activities includes ‘forward-looking’ statements that involve risk and uncertainties. The actual results could differ materially from those projected. See the ‘Cautionary statement’ on the inside back cover.

Outlook
Our strategy is to focus our resources on our priority areas of Vitality, personal care, and developing and emerging markets, where we are well placed to achieve sustainable profitable growth with our brands and strong value creation for our shareholders. This is the basis for our strategic plan which aims to deliver consistent and competitive underlying sales growth in the 3-5% growth range per annum and an operating margin improving to a level in excess of 15% by 2010. The underlying sales growth range is based on market growth of typically around 3-4%, and reflects our ambition to strengthen our leadership positions over time.

In August 2007, we announced new plans to accelerate change of Unilever, including a step-up in innovation, plans to shape our portfolio, and measures to improve our margins, to strengthen and further enhance Unilever’s financial performance.

These plans include the creation of multi-country organisations in all regions, closure or streamlining of 50-60 factories and a further reduction in global and regional overheads. These changes aim to deliver a reduction in our annual cost base by around €1.5 billion by the end of 2010, compared with our 2006 cost base. The related restructuring charges are estimated to amount to about 2.5% of sales on average per annum in the period 2007–2009. For 2010 and beyond, we expect restructuring costs to come down to a ‘normal’ level of 0.5% to 1% of turnover per annum.

We also announced our intention to dispose of brands and businesses with a combined turnover in excess of €2 billion, including the sale of our North American laundry business. The focus is on brands that do not have a longer-term strategic fit with our strategy and business model or have a strategically disadvantaged position in their particular markets. These value-enhancing disposals are expected to collectively improve the underlying sales growth rate of our business by around 0.4 percentage points and will be neutral to operating margin, after removal of uncovered costs.

We also expect to improve our return on invested capital over time, above the base level of 11% in 2004, and to generate ungeared free cash flow of €25-30 billion over the period 2005–2010. It should be noted that previous and planned disposals and the additional restructuring plans will have reduced ungeared free cash flow by about €2.5 billion over this period, while enhancing the ongoing cash generating capacity of the business.

In February 2008 we indicated that in 2008 we expect underlying sales growth to be towards the upper end of our 3-5% target range, and to see a further underlying improvement in operating margin. In the three-year period 2005–2007, Unilever generated a cumulative ungeared free cash flow of €12 billion, towards the €25-30 billion target for the six-year period 2005–2010.

Risk management
Unilever’s system of risk management is outlined on page 66. Responsibility for establishing a coherent framework for the Group to manage risk resides with the Boards. The remit of the Boards is outlined on page 33.

Particular risks and uncertainties that could cause actual results to vary from those described in forward-looking statements within this document, or which could impact on our ability to meet our published targets, have been identified. Unilever has described some mitigating actions it intends to take to address the risks set out below. These actions may not succeed in mitigating these risks. Additionally, Unilever may not be successful in deploying some or all of these mitigating actions, which may impair Unilever's profitability or adversely impact its reputation.

Sales and profit growth
The increasingly competitive environment, the further consolidation in the marketplace and continued growth of discounters could adversely impact our rate of sales growth and our profit margins. In the light of this, we will continue to invest in selected brands and high growth market areas in an effort to deliver profitable sales growth.

During 2007 we have reinforced our ability to deliver growth by continuing to dispose of low growth or non relevant components in the category portfolio (i.e. those that do not fit with the strategy). This we believe has the impact of concentrating brand strength and therefore reducing the risk of brand equity loss or impairment in our global brands. It also improves our overall competitive position on a global basis by shifting more turnover weight into high growth-high share business as a percentage of our total portfolio. We will continue to actively manage our portfolio with the goal of improving investor returns by strengthening the competitive position of our business. This, we believe, will also reduce business risk by minimising the weakness in our portfolio.

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

Unilever Annual Report on Form 20-F 2007	13

Back to Contents

Report of the Directors continued

Outlook and risks continued

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

Change initiatives
The continuing restructuring of the business which is designed to simplify our operations and leverage our scale more effectively, includes outsourcing back office support operations, forming multi-country organisations and converging regional processes and systems. Building on the experiences of 2007, we will continue to manage the risks in this area diligently and develop clear action plans in an attempt to mitigate these risks. Key to this is the establishment and maintenance of project management processes to monitor progress against milestones and targets together with appropriate communication programmes.

People
Unilever’s performance targets require it to have the right calibre of people at all levels. We must compete to obtain capable recruits for the business, and then train them in the skills and competencies that we need to deliver profitable growth. At a time of substantial change in the business there is a particular focus on creating alignment and energetic leadership.

Corporate reputation
Unilever has created a strong corporate reputation over many years, and many of our businesses have a high local profile. This reputation is underpinned by ensuring that all employees embrace the principles prescribed in our Code of Business Principles. Unilever products carrying our well-known brand names are sold in over 150 countries. Should we fail to meet high product safety, social, environmental and ethical standards in all our operations and activities, Unilever’s corporate reputation could be damaged, leading to the rejection of our products by consumers, damage to our brands and diversion of management time into rebuilding our reputation.

Potential economic instability
Around 44% of Unilever’s turnover comes from the developing and emerging economies. We have long experience in these markets, which are also an important source of our growth. These economies are typically more volatile than those in the developed world, and there is a risk of downturns in consumer demand that would reduce the sales of our products. We will continue to monitor closely performance in the most volatile markets and respond quickly in an effort to protect our business. In cases of extreme social disruption, protecting our people is always the priority.

Price and supply of raw materials and commodities contracts
We faced significant increases in the cost of various commodities and raw and packing materials throughout the year. We have been able to substantially mitigate these through a combination of price increases, supply chain savings and mix improvements. We see a trend of increasing commodity prices going into 2008. In addition to our ongoing actions to mitigate these risks, and where appropriate, we purchase forward contracts for raw materials and commodities. Where appropriate, we also use futures contracts to hedge future price movements, however, the amounts are not material.

Insurance of risks
As a multinational group with diverse product offerings and operations in around 100 countries, Unilever is subject to varying degrees of risk and uncertainty. It does not take out insurance against all risks and retains a significant element of exposure to those risks against which it does insure. However, it insures its business assets in each country against insurable risks as it deems appropriate.

Financial risks
In addition to the above, Unilever is exposed to various specific risks in connection with its financial operations and results. These include the following:

•	the impact of movement in equity markets, interest rates and life expectancy on net pension liabilities;
•	maintenance of group cash flows at an appropriate level;
•	exposure of debt and cash positions to changes in interest rates;
•	potential impact of changes in exchange rates on the Group’s earnings and on the translation of its underlying net assets;
•	market liquidity and counterparty risks; and
•	risks associated with the holding of our own shares in connection with share-based remuneration schemes.

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

14	Unilever Annual Report on Form 20-F 2007

Back to Contents

Report of the Directors continued

Operating Review – Regions

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

USG is not a measure which is defined under IFRS. It should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS. This measure as reported by us may not be comparable with similarly titled measures reported by other companies.

The reconciliation of USG to changes in turnover for each of our reporting regions is given in the following section, and for the Group in total on page 32.

The reporting in this section is based on results for continuing operations. Information about discontinued operations is given in note 27 on page 114.

Europe

2007 compared with 2006
	€ million	€ million
	2007	2006

Turnover	15 205	15 000
Operating profit	1 678	1 903
Operating margin	11.0%	12.7%
Restructuring, business disposals, impairment charges and one-time gain (2006) on UK pension plans included in operating margin	(4.0)%	(1.4)%

	%
Underlying sales growth at constant rates	2.8
Effect of acquisitions	0.0
Effect of disposals	(1.5)
Effect of exchange rates	0.0
Turnover growth at current rates	1.4

	%
Operating profit 2007 vs 2006
Change at current rates	(11.9)
Change at constant rates	(11.7)

Turnover at current rates of exchange rose by 1.4%, after the impact of acquisitions, disposals and exchange rate changes as set out in the table above. Operating profit at current rates of exchange fell by 11.9%, after including an adverse currency movement of 0.2%. The underlying performance of the business after eliminating these exchange translation effects and the impact of acquisitions and disposals is discussed below at constant exchange rates.

The region sustained its improving trend in 2007 with underlying sales growth of 2.8% for the year. The improvement was driven by relentless focus on better in-market execution, rejuvenation of the quality and value of our core products, and an introduction of new innovations. Consumer demand in our categories was steady throughout the year.

Overall we saw improving trends almost everywhere. Russia was the outstanding performer, but all major countries grew in the year, including the UK, Germany, Italy and the Netherlands. In France sales were slightly up in a challenging market.

The operating margin, at 11.0% for the year, reflects a higher net charge for restructuring, disposals and one-off items compared with 2006. Before these items, the operating margin showed an underlying improvement of 0.9 percentage points, driven by lower overheads as a result of the One Unilever programme and reduced advertising and promotions costs.

We made substantial progress with portfolio development and restructuring.

At the start of 2008 we completed the expansion of the successful international partnership for Lipton ready-to-drink tea with PepsiCo to include all countries in Europe. We also completed the sale of Boursin, and announced the acquisition of the leading Russian ice cream company Inmarko.

We formed four new multi-country organisations and announced the streamlining or closure of ten factories. The roll-out of a single SAP system across the region continues, with two-thirds of turnover in the region now on stream and full implementation expected to be largely completed by the end of 2008.

We continued to target innovations mainly at Vitality opportunities. In ice cream, we introduced Frusì frozen yoghurt with wholegrain cereals and real fruit pieces and low calorie Solero smoothies. Lipton Linea slimming teas were launched in France, Switzerland and Portugal. Growth in Hellmann’s was boosted by new extra light mayonnaise with citrus fibre technology.

The new Dove pro•age range of products is building well in Europe as well as elsewhere, and Dove Summer Glow self-tanning and body lotions are now available in most countries. Clear anti-dandruff shampoo was launched in Russia, with good consumer response. Small & Mighty concentrated liquid laundry detergents were launched in seven European countries.

Unilever Annual Report on Form 20-F 2007	15

Back to Contents

Report of the Directors continued

Operating Review – Regions continued

Europe (continued)

2006 compared with 2005

	€ million	€ million
	2006	2005

Turnover	15 000	14 940
Operating profit	1 903	2 064
Operating margin	12.7%	13.8%
Restructuring, business disposals, impairment charges and one-time gain (2006) on UK pension plans included in operating margin	(1.4)%	(0.9)%

	%
Underlying sales growth at constant rates	1.0
Effect of acquisitions	0.1
Effect of disposals	(0.9)
Effect of exchange rates	0.2
Turnover growth at current rates	0.4

	%
Operating profit 2006 vs 2005
Change at current rates	(7.7)
Change at constant rates	(7.9)

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

The UK, our largest European business, returned to growth in the year with good results across several foods and personal care ranges. Although laundry sales declined, there were promising signs of progress in market share with Persil regaining its position as the country’s leading laundry brand. The Netherlands had a strong year. A pioneer of One Unilever, it benefited from operating as a single company. Highlights were rapid growth for Lipton, Dove, Rexona and Axe. France remained a difficult market with sales lower in spreads, laundry and hair care. New management was put in place and there was an improvement in the second half of the year. Sales in Germany held up better in 2006. There was good growth for personal care brands but some turnover in Lipton ice tea was lost following changes in rules for bottle returns. Central and Eastern Europe continued to do well, driven by double-digit growth in Russia.

The sale of the majority of our European frozen foods businesses to Permira was successfully completed during the year.

Our 2006 innovation programmes resulted in our Foods brands wholeheartedly embracing the concept of Vitality, with new products designed to deliver the health benefits that consumers seek. Rama/Blue Band Idea! – spreads with added nutrients which are beneficial to children’s mental development – was launched in 2006.

A range of Knorr bouillon cubes with selected natural ingredients and a better, richer taste was rolled out across the region, while Knorr Vie one-shot fruit and vegetable products became available in 12 countries. Meanwhile, Latin America’s AdeS drink, a healthy blend of fruit juices and soya, was launched successfully in the UK as AdeZ.

Product launches with clear functional or emotional benefits in Home and Personal Care brands were rolled out rapidly across the region. A range of new Dove launches included the moisturising self-tan Dove Summer Glow. Meanwhile in household care, we introduced Domestos 5x which continues to kill germs even after several flushes and the cleaning power of Cif was applied to a series of power sprays.

The operating margin, at 12.7%, was 1.1 percentage points lower than in 2005, with higher net costs for restructuring, disposals and impairments, partially offset by a one-time gain of €120 million from changes to the UK pensions plan. Before these items, the operating margin would have been 0.6 percentage points lower than in 2005. Margins in Foods were lower than in 2005 as we absorbed significant increases in commodity costs which were only partly compensated by savings programmes.

The Americas

2007 compared with 2006

	€ million	€ million
	2007	2006

Turnover	13 442	13 779
Operating profit	1 971	2 178
Operating margin	14.7%	15.8%
Restructuring, business disposals, impairment charges and one-time gain (2006) on US healthcare plans included in operating margin	(0.7)%	0.0%

	%
Underlying sales growth at constant rates	4.1
Effect of acquisitions	0.1
Effect of disposals	(0.6)
Effect of exchange rates	(5.8)
Turnover growth at current rates	(2.4)

	%
Operating profit 2007 vs 2006
Change at current rates	(9.5)
Change at constant rates	(3.4)

Turnover at current rates of exchange fell by 2.4%, after the impact of acquisitions, disposals and exchange rate changes as set out in the table above. Operating profit at current rates of exchange fell by 9.5%, after including an adverse currency movement of 6.1%. The underlying performance of the business after eliminating these exchange translation effects and the impact of acquisitions and disposals is discussed below at constant exchange rates.

16	Unilever Annual Report on Form 20-F 2007

Back to Contents

Report of the Directors continued

Operating Review – Regions continued

The Americas (continued)

Underlying sales grew by 4.1% in the year, with an increasing contribution from pricing which was up 2.6% for the year.

In the US, overall consumer demand held up well in our categories. Market growth in home care and personal care slowed somewhat in the second half year, but this was compensated for by robust demand in foods. Our own sales in the US grew solidly, up 3.2% for the year, despite lower sales of ice cream.

Our business in Mexico made good progress in the second half of the year and Brazil showed an improved performance in the fourth quarter. Argentina, Andina and Central America performed well throughout.

The operating margin, at 14.7% for the year, was 1.1 percentage points lower than the previous year. Before the impact of restructuring, disposals and one-off items, the margin was 0.4 percentage points lower than last year. This was due to an increase in advertising and promotions and the impact of substantial cost increases, which have not yet been fully offset by price increases and savings programmes.

The One Unilever programme is simplifying operations throughout the region. Argentina, Mexico and Brazil all moved to single head offices in 2007, while the US will follow in early 2008. Sales force integration is under way in a number of countries. A single SAP system has been implemented in the US, with Latin America already on one system.

We set up a joint venture with Perdigão to develop our heart-health margarine Becel in Brazil and disposed of our local Brazilian margarine brands. We also announced an agreement for the disposal of Lawry’s seasonings, while the sale process of the North American laundry business is under way.

New varieties of Knorr bouillons and soups in Latin America further advanced the brand’s Vitality credentials. Hellmann’s ‘real’ campaign highlights its simple ingredients which are naturally rich in Omega 3, in both the US and Latin America. In the US, we introduced Promise Activ SuperShots, a Vitality shot with added natural plant sterols, ingredients that are clinically proven to help actively remove cholesterol as part of a diet low in saturated fat and cholesterol.

Innovation in personal care reflected the more global approach. Clear anti-dandruff shampoo was successfully launched in Brazil, while the Dove pro•age range of skin care, deodorants and shampoos was introduced in the US at the same time as in Europe. In laundry, the Dirt is Good platform continued to build across Latin America, now including a variant with built-in fabric softener.

2006 compared with 2005

	€ million	€ million
	2006	2005

Turnover	13 779	13 179
Operating profit	2 178	1 719
Operating margin	15.8%	13.0%
Restructuring, business disposals, impairment charges and one-time gain (2006) on US healthcare plans included in operating margin	0.0%	(3.4)%

	%
Underlying sales growth at constant rates	3.7
Effect of acquisitions	0.1
Effect of disposals	(0.7)
Effect of exchange rates	1.4
Turnover growth at current rates	4.6

	%
Operating profit 2006 vs 2005
Change at current rates	26.7
Change at constant rates	25.0

Turnover at current rates of exchange rose by 4.6%, after the impact of acquisitions, disposals and exchange rate changes as set out in the table above. Operating profit at current rates of exchange rose by 26.7%, after including a favourable currency movement of 1.4%. The underlying performance of the business after eliminating these exchange translation effects and the impact of acquisitions and disposals is discussed below at constant exchange rates.

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

New products introduced in the US included Wish-Bone Salad Spritzers with one calorie per spray, further development of the Bertolli premium frozen meal range, and Lipton pyramid tea bags. Across the region, new Knorr soups and bouillons catered for local tastes. The highly successful AdeS nutritional drink has been extended with a ‘light’ variant, new fruit flavours and the launch of soymilk in Brazil and Mexico.

We strengthened our hair portfolio with the launch of Sunsilk, improved both the Suave and Dove haircare lines and sold the Aquanet and Finesse brands. We had a good sales response to

Unilever Annual Report on Form 20-F 2007	17

Back to Contents

Report of the Directors continued

Operating Review – Regions continued

The Americas (continued)

all Small & Mighty concentrated liquid detergents. These use reduced-size packaging to save water, cardboard and energy in production, packaging and transport. They are also easier for consumers to carry, pour and store. We then applied all Small & Mighty’s product technology to fabric conditioners, creating Snuggle Exhilarations – a three-times more concentrated premium sub-range delivering superior fragrance. In Brazil, Omo has been further strengthened with a new top-performance product including baby and foam control variants.

The operating margin, at 15.8%, was 2.8 percentage points higher than in 2005. There were lower costs for restructuring, disposals and impairments, and a one-time benefit in 2006 of €146 million from changes to US healthcare plans. In 2005 there was a gain on the sale of an office. Before these items the operating margin would have been 0.3 percentage points lower than the previous year. Innovation-driven marketing mix, pricing and productivity offset high commodity costs. Advertising and promotions were increased to support major brand launches.

Asia Africa

2007 compared with 2006

	€ million	€ million
	2007	2006

Turnover	11 540	10 863
Operating profit	1 596	1 327
Operating margin	13.8%	12.2%
Restructuring, business disposals and impairment charges included in operating margin	1.1%	(0.3)%

	%
Underlying sales growth at constant rates	11.1
Effect of acquisitions	0.1
Effect of disposals	(0.4)
Effect of exchange rates	(4.0)
Turnover growth at current rates	6.2

	%
Operating profit 2007 vs 2006
Change at current rates	20.2
Change at constant rates	27.6

Turnover at current rates of exchange rose by 6.2%, after the impact of acquisitions, disposals and exchange rate changes as set out in the table above. Operating profit at current rates of exchange rose by 20.2%, after including an adverse currency movement of 7.4%. The underlying performance of the business after eliminating these exchange translation effects and the impact of acquisitions and disposals is discussed below at constant exchange rates.

The strong underlying growth of 11.1% for the year reflects both the vibrancy of these markets and the high priority we place on building our business in the region. It includes a healthy balance of volume and price, up by over 7% and 3% respectively.

Growth was consistent throughout the year and was broad-based across categories and countries, including established markets such as India, Indonesia, the Philippines, South Africa and Turkey, which all grew in double digits; significant product areas such as laundry and personal wash; and emerging product areas like ice cream and deodorants. China remains a key priority and grew strongly for the third consecutive year.

We drove growth across all income levels, from highly affordable packs to premium positions. This was supported by new brands and products that leveraged our global platforms and excellent in-market execution.

The operating margin, at 13.8%, was 1.6 percentage points higher than last year. This included the €214 million accounting profit resulting from the reorganisation of our shareholdings in South Africa. Before the effects of this transaction, disposals and restructuring charges, the operating margin showed an underlying increase of 0.2 percentage points. The improvement was driven by volume growth, pricing actions and savings programmes which more than offset higher input costs and increased advertising and promotions.

We announced the acquisition of the Buavita brand of fruit-based vitality drinks in Indonesia, which was completed early in January 2008.

As part of the One Unilever programme we now have a single SAP system in place in four countries as the basis for a common regional platform, while the reorganisation of our shareholdings in South Africa and Israel facilitates the new organisation.

The new, more global, approach to innovation was evident in the 2007 programme. Clear anti-dandruff shampoo was launched in China, Arabia, Egypt, Pakistan and the Philippines. In Japan, we launched the Axe brand and Dove pro•age skin care products. An improved range of Dove shower products was extended to North East Asia, while Lifebuoy soap was launched in South Africa and a new variant brought to India. In laundry, the new Dirt is Good product, packaging and communication were introduced to Thailand.

The Moo range of ice creams was extended throughout the region. Knorr seasonings were rejuvenated with premium ingredients, as in Europe, and in China we launched a new form of Knorr bouillons for preparing thick soups. At the same time new, more affordable, tubs and sachets are attracting new users of spreads in several countries.

18	Unilever Annual Report on Form 20-F 2007

Back to Contents

Report of the Directors continued

Operating Review – Regions continued

Asia Africa (continued)

2006 compared with 2005
	€ million	€ million
	2006	2005

Turnover	10 863	10 282
Operating profit	1 327	1 291
Operating margin	12.2%	12.6%
Restructuring, business disposals and impairment charges included in operating margin	(0.3)%	0.0%

	%
Underlying sales growth at constant rates	7.7
Effect of acquisitions	0.0
Effect of disposals	(0.8)
Effect of exchange rates	(1.1)
Turnover growth at current rates	5.7

	%
Operating profit 2006 vs 2005
Change at current rates	2.8
Change at constant rates	4.0

Turnover at current rates of exchange rose by 5.7%, after the impact of acquisitions, disposals and exchange rate changes as set out in the table above. Operating profit at current rates of exchange rose by 2.8%, after including an adverse currency movement of 1.2%. The underlying performance of the business after eliminating these exchange translation effects and the impact of acquisitions and disposals is discussed below at constant exchange rates.

Markets remained buoyant in most of the key countries though there was a slowdown in consumer spending in Thailand. Underlying sales growth of 7.7% was broadly based and our aggregate market shares remained stable.

India grew well across major sectors. A mix of global, regional and local brands drove growth, notably Wheel and Surf Excel in laundry, and Clinic in haircare. A second year of excellent growth in China stemmed from a combination of market growth, better distribution and innovations behind global brands such as Omo, Lux and Pond’s, as well as the local toothpaste brand, Zhonghua.

Indonesia sustained good momentum, not only in the large Home and Personal Care ranges but also in Foods as a result of strong performances in ice cream and savoury. Thailand had a disappointing year through weak demand and intense competition. A major programme of activities was undertaken to correct this.

Australia experienced a much improved performance with share gains in a number of areas. In Japan, Lux Super Rich – the leading brand – performed well despite a major brand launch by a competitor. However, Dove and Mod’s lost share.

Savoury, ice cream, laundry and household care brands were the main drivers of strong growth in Turkey, while sales in Arabia were well ahead.

In South Africa, aggressive price promotions by a local competitor have reduced laundry sales, but there were strong growth and share gains in Foods.

Innovation was increasingly driven globally and regionally, rather than locally. The new Sunsilk range was introduced in most major markets, and in laundry the Dirt is Good positioning was established across the region. Pond’s Age Miracle, incorporating unique technology and designed specifically for Asian skin, was launched in four countries. Meanwhile the latest global Axe/Lynx fragrance, Click, was introduced in Australia and New Zealand.

As in the rest of the world, the Foods innovation programme focused on Vitality. Moo, a wholesome children’s ice cream range based on the goodness of milk, was very well received by mothers and children alike and proved successful in South East Asia. Healthy green tea innovations were rolled out extensively, while in South Africa marketing for Rama margarine now communicates the product’s healthy oils. Addressing the needs of lower income consumers, low-priced Knorr stock cubes – already successful in Latin America – were also introduced in the region.

The operating margin at 12.2% was 0.4 percentage points lower than in 2005. Before the impact of restructuring, disposals and impairments, the operating margin would have been in line with the previous year. The benefits to margin of strong volume growth and savings programmes were fully offset by higher commodity costs and other cost inflation which could not be fully recovered in pricing.

Unilever Annual Report on Form 20-F 2007	19

Back to Contents

Report of the Directors continued

Operating Review – Categories

Our brands are household names in many countries around the world. We create products that appeal to people’s different preferences, based on our deep understanding of consumers’ varied habits and lifestyles.

Food and nutrition
We aim to provide foods which both taste great and are good for you, and, in so doing, become the world’s leading food and nutrition business.

To fulfil our goal, we are systematically improving the nutritional profile of our product range through our Nutrition Enhancement Programme. By the end of 2007 we had assessed the nutritional composition of all our products – totalling over 22 000 recipes – and removed a further 2 750 tonnes of saturated fat, 170 tonnes of salt and 5 000 tonnes of sugar. This is in addition to the substantial reductions already made by 2006.

We are also committed to ensuring that consumers are able to make informed choices when buying our products. As well as listing nutritional information on the back of packaging, we are implementing the Choices programme, with a front-of-pack stamp that identifies products which meet internationally accepted dietary advice. In 2007 we continued rolling the programme out globally together with other food companies, under the auspices of the Choices International Foundation. This was launched during 2007 and is advised by an independent scientific committee. The stamp can now be found on products in more than 50 countries around the world. See www.choicesinternational.org for more information.

We focus on three key areas of consumer benefit when developing new products: functional foods, lighter options, and naturalness and authenticity. For example, in 2007 we developed Promise Activ SuperShots, a Vitality shot with added natural plant sterols, ingredients that are clinically proven to help actively remove cholesterol as part of a diet low in saturated fat and cholesterol.

Meanwhile, Hellmann’s Extra Light uses citrus fibre to create a great tasting, very low-fat mayonnaise. Because of its low-fat content the product has a higher margin – particularly valuable at a time of increasing edible oil costs.

Lipton Green Tea in the US, Lipton Linea slimming teas in Europe, and Lipton Milk Teas in Asia all flourished by exploiting tea’s credentials as a healthy beverage. And a new range of restaurant-quality frozen meals from Bertolli, which are packed with fresh vegetables and ready to eat in minutes, was a hit with North American consumers.

Health, hygiene and beauty
The desire to be clean and healthy and to look good is universal. Our home and personal care brands have promoted health, hygiene and beauty since the late 19th century and continue to play a vital role in millions of homes around the world today.

In 2007 our household cleaning business had a particularly successful year, with brands such as Cif and Domestos helping it grow by 9%. From simple soap bars to the most technically advanced concentrated liquids, our laundry brands are also growing fast.

In skin care, the Pond’s brand went from strength to strength in South East Asia, China and India, powered in part by the launch of a new anti-ageing range. Vaseline was our fastest-growing global skin brand, with underlying sales growth of more than 8%. Vaseline Cocoa Butter range was its most successful launch in the US in ten years. The brand also announced the Vaseline Skin Fund, which is expected to launch in the UK and the US in 2008 – and give 1 million people better access to information about managing skin complaints.

Our deodorant brands also made good progress in 2007, with Axe and Rexona both achieving double-digit growth. Rexona is the world’s leading deodorant brand and Axe holds a leading position in male deodorants.

Oral Care returned to growth in Europe while continuing its robust performance in Indonesia, China and Africa – aided by innovations such as a combined toothpaste and mouthwash. During the year we announced the extension of our partnership with the FDI World Dental Federation, which represents more than 1 million dentists and we work together with the FDI in oral health promotion and education programmes.

Science and technology
We are proud of our reputation as a world leader in research and development (R&D). In 2007 we achieved growth across our categories both through innovation – new products and new mixes – and through renovation – the strengthening of existing brands with new variants, packaging or advertising.

We strive to bring innovations to market more swiftly than ever before. Following the completion of a major reorganisation of our R&D activities, we have concentrated research and development in global and regional centres in order to make the very best use of our resources and create centres which are innovation powerhouses. We are also increasingly working on fewer, larger scale projects, having carefully chosen those that we think will deliver the most value to the business either in terms of product sales or margin improvements.

20	Unilever Annual Report on Form 20-F 2007

Back to Contents

Report of the Directors continued

Operating Review – Categories continued

Recent developments include Amaze Brainfood – a range of nutritious snacks and drinks that are specifically designed to support mental development in children. The 2006 launch was the result of a €40 million, four-year R&D project. Already selling well in Turkey, Amaze is expected to launch in India in 2008.

We have also developed a breakthrough technology that includes the use of Ice Structuring Proteins (ISP) in ice cream. This enables a wide range of ice cream innovations, including significantly healthier options and better quality ice cream. Ice creams that contain ISP are available in a number of countries in the Americas and Asia Africa regions. For Europe, regulatory approval is being sought under the EC Novel Foods Regulation.

In the kitchen, new Sunlight hand dishwashing liquid keeps working on the sponge for longer because it turns to gel on contact with water. Its ultra-concentrated formula uses less water in the production process and less packaging. It is being rolled out in eight countries. And the environmentally friendly lightweight design and fast-drying formulation of our new roll-on deodorant, launched under the Rexona, Axe and Dove brands, also proved popular with consumers.

This year also saw the simultaneous launch in a number of countries of Clear anti-dandruff shampoo with superior anti-dandruff active delivery technology. Its formulation is based on one common ‘chassis’ with add-on refinements for different scalp and hair types.

Brands with missions
Our brands have the power to change people’s lives for the better.

The second-biggest preventable killer of children in the world is diarrhoea, and yet simple hand-washing with soap can cut diarrhoeal diseases significantly. In 2007, in partnership with UNICEF, we piloted an education programme for schoolchildren in Uganda highlighting the importance of hand-washing with soap, underpinned by our soap brand Lifebuoy. Coupled with this, the Unilever Marketing Academy helped develop health promotion campaigns in Kenya, Tanzania and Uganda. During the year the brand grew by 9%.

Throughout the year, our Goodness of Margarine campaign spread the message in Europe that margarine contains essential fats and vitamins helpful in maintaining a healthy heart. The results were excellent and the campaign is rolling out further in 2008.

The Family Goodness spreads brand is raising funds as part of our three-year partnership with the World Food Programme (WFP) to provide nutritious school meals for children living in poverty. We are also sharing our nutrition and hygiene expertise and helping WFP develop a school education campaign as well as review the need for fortified foods.

Meanwhile, a major healthy eating campaign, Knorr Eat Colour, encouraged consumers to eat colourful vegetables, with the help of a range of new colour-themed products. The campaign was based on the insight that vegetables’ bright hues indicate the presence of different beneficial antioxidants.

The Dove Campaign for Real Beauty made strides in its mission to raise the self-esteem of women. By the end of 2008 the Dove Self-Esteem Fund aims to have reached 1 million young girls in 20 countries through partnerships with organisations such as the Eating Disorders Association and Girl Scouts of America. Sales of Dove products are growing rapidly.

Our Dirt is Good positioning – which is used across countries on our main brands including Persil, Omo and Skip – is also flourishing. It promotes children’s learning and development through physical activity – while the brands’ innovative formulations mean parents don’t need to worry about getting their children’s clothes clean after outdoor play.

Other highlights in 2007
Unilever took a historic step in 2007 when it committed to buying all its tea from sustainable, ethical sources – transforming the tea industry and improving the crops, income and livelihood of 2 million people across three continents. Lipton, the world’s largest tea brand, and PG Tips, one of the UK’s leading brands, became the first to carry the Rainforest Alliance logo, showing they meet the independent organisation’s strict sustainability criteria – covering areas such as wildlife protection, water conservation and fair treatment of workers. The first certified tea was supplied to restaurants and the catering trade in Europe; all Lipton tea bags sold globally are expected to be certified by 2015.

One of our top priorities in 2007 was the simultaneous launch of Clear anti-dandruff shampoo in a number of countries – China, Russia, Brazil (three of the biggest hair care markets in the world), the Philippines, Pakistan, Egypt and Arabia. The brand has an innovative formula with superior anti-dandruff active delivery technology and is our first major Asian hair brand mix to go global. Its success shows the power of a centralised, consistent global approach to packaging, formulation and marketing. Clear shampoo is now winning consumer preference in all its markets and there are plans to consolidate growth while continuing its global roll-out in 2008.

Unilever Annual Report on Form 20-F 2007	21

Back to Contents

Report of the Directors continued

Operating Review – Categories continued

Magnum Temptation ice cream offered European consumers the ultimate indulgence: a sensual shape containing Madagascan vanilla ice cream, caramel sauce and almond pieces, wrapped in Belgian dark chocolate. It has the highest quantity of ‘added extras’ ever contained in a Magnum, thanks to new technology which involves bringing together two mould halves around the stick. Launched in Italy, Spain, Switzerland and Portugal, Magnum Temptation is the first expression of the brand’s long-term super premium platform.

European consumers were given a powerful new weapon in the fight against limescale and germs, with the launch of Domestos Zero Limescale bleach. Its development was inspired by research showing that many more germs are present in toilets with limescale because germs cluster there, protecting themselves from being washed away. Its three-times-thicker formulation helps Domestos Zero Limescale bleach stick to and destroy limescale, even on vertical surfaces.

Mayonnaise lovers in Latin America responded enthusiastically to a campaign highlighting the health benefits of Hellmann’s Light, a variant of global leader Hellmann’s. The campaign, aired in Argentina, Chile and Brazil, made consumers aware that three spoonfuls of Hellmann’s Light mayonnaise contain the same calories as one spoonful of olive oil. Underlying sales growth for the year was outstanding, particularly in Argentina and Brazil.

The newly launched Dove pro•age range proved popular among women aged 50 and over in North America and Europe. The multimedia campaign, shot by top celebrity photographer Annie Leibovitz, featured middle-aged women looking natural, gorgeous – and completely naked. The pro•age range does not make unrealistic anti-ageing promises, but instead meets the specific hair and skin care needs of older consumers.

In Chinese households soup is a part of many people’s daily diet. Knorr Bouillon Gel, launched in China under the Knorr Dense Soup Treasure name, captured the imagination of consumers eager to replicate the nutritional benefits of home-boiled soup without the hassle. Made with high-quality fresh ingredients, the gel reverts to dense-textured soup when stirred into boiling water, into which consumers can add their own choice of fresh vegetables.

Axe/Lynx, the world’s second-largest deodorant brand, made a triumphant entry into the Japanese market and quickly became the country’s top-selling male deodorant. The launch followed an extensive study of the young Japanese male, examining his attitude towards dating, use of deodorants and purchasing habits. The brand’s range was given a substantial makeover in 2007 to ensure packaging and formulations are consistent the world over.

22	Unilever Annual Report on Form 20-F2007

Back to Contents

Report of the Directors continued

Financial Review

Basis of reporting
Certain discussions within this Financial Review include measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. These include Ungeared Free Cash Flow (UFCF), Return on Invested Capital (ROIC), Underlying Sales Growth (USG), and Net Debt. For further information please refer to the section entitled ‘Non-GAAP measures’ on page 29.

The accounting policies that are most significant in connection with our financial reporting are set out on pages 27 and 28.

Foreign currency amounts for results and cash flows are translated from underlying local currencies into euros using annual average exchange rates; balance sheet amounts are translated at year-end rates except for the ordinary capital of the two parent companies. These are translated at the rate referred to in the Equalisation Agreement of 3 1 / 9 p = € 0.16 (see Corporate governance on page 40).

Results and earnings per share
The following discussion summarises the results of the Group during the years 2007, 2006 and 2005. The figures quoted are in euros, at current rates of exchange, being the average or year-end rates of each period, unless otherwise stated. Information about exchange rates between the euro, pound sterling and US dollar is given on page 132.

The results reflected in the consolidated income statement and supporting notes arise from the Group’s continuing operations. In 2007, no disposals qualified to be disclosed as discontinued operations. During 2006, we successfully completed the sale of the majority of our European frozen foods businesses. The results of the businesses disposed of have been presented as discontinued operations for 2005, and in 2006 for the period up to the date of sale. During 2005, we completed the sale of Unilever Cosmetics International (UCI) to Coty Inc., United States. The results of UCI are presented as discontinued operations for 2005 for the period up to the date of sale.

	€ million	€ million	€ million
	2007	2006	2005

Continuing operations:
Turnover	40 187	39 642	38 401
Operating profit	5 245	5 408	5 074
Net profit	4 056	3 685	3 335
Net profit from discontinued operations	80	1 330	640
Net profit – total	4 136	5 015	3 975

	€	€	€
	2007	2006	2005

EPS – continuing operations	1.32	1.19	1.07
EPS – total	1.35	1.65	1.29

Results for 2007 compared with 2006
Turnover for the period increased by 1.4% to €40 187 million. The increase was a consequence of USG of 5.5% in the year, offset by unfavourable currency movements of (3.1)% and the impact of disposals of (0.9)% . The USG was a result of both price and volume increases, respectively contributing 1.8% and 3.7% . Operating profit for the year was 3% lower and the operating margin at 13.1% was 0.5 percentage points lower than a year ago. The lower margin and operating profit were due to a higher net charge for restructuring, disposals and one-off items. Before the impact of these items, the operating margin showed an underlying increase of 0.2 percentage points. Savings and price increases more than offset significant increases in product input costs. Advertising and promotions as a percentage of sales was in line with last year. An overview of performance by regions is included in the Operating Review on pages 15 to 19.

The net charge for restructuring, disposals and one-off items in 2007 was €569 million. This was made up of restructuring charges of €875 million, partly offset by disposal profits of €297 million and other items of €9 million. The disposal profits include €214 million arising from the reorganisation of our interests in South Africa and Israel, which was a fair value economic swap that resulted in an accounting profit. In comparison, the net charge for restructuring, disposals and one-off items in 2006 was €242 million.

Costs of financing net borrowings were 13% lower in the year with the impact of movements in the US dollar exchange rate more than offsetting higher rates. The credit on pensions financing increased to €158 million, reflecting an improved funding position of our schemes in 2007 compared with 2006.

The tax rate was 22% for the year, compared with 24% in 2006, and benefited from the favourable settlement of prior year tax audits. We also benefited from a lower tax charge on disposals during 2007.

Our share in net profit from joint ventures increased by 31% in the year, mainly driven by continuing strong growth in the partnerships between Lipton and PepsiCo for ready-to-drink tea.

For the full year, net profit from continuing operations grew by 10%, while EPS on the same basis grew by 12%.

Net profit, including discontinued operations, was 18% lower than prior year, which included the profit on disposal of European frozen foods businesses in the fourth quarter.

ROIC was 12.7% in 2007. This represented an improvement from 11.5% in 2006, adjusted for the profit on disposal of European frozen foods businesses.

Results for 2006 compared with 2005
Turnover for the period increased by 3.2% to €39 642 million. The increase was driven by USG of 3.8%, with contributions from both volume and price, as well as favourable currency effects of 0.3%. Offsetting the increase was the impact of disposals of (0.8)% in the period.

Operating profit for the period increased by 7% to €5 408 million with operating margin increasing to 13.6%, up by 0.4 percentage points compared with 2005. This was after charging restructuring, disposals and impairments costs equivalent to 1.3 percentage points of sales (compared with 1.5 percentage points in 2005). It also included €266 million of one-off gains from changes to US healthcare and UK pension plans, equivalent to 0.7 percentage points of sales. Before these items, and the profit on the sale of an office in the US in 2005, the operating margin would have been 0.3 percentage points lower than the prior year. Gross margins held steady during the year, with supply chain savings programmes, pricing action and a positive mix fully offsetting around €600 million of higher input costs. Investment in advertising and promotions increased by nearly €300 million, from 12.8% to 13.1% of sales.

Unilever Annual Report on Form 20-F2007	23

Back to Contents

Report of the Directors continued

Financial Review continued

Net finance costs were 18% higher in the year at €721 million. 2006 includes the provision of €300 million relating to preference shares. The costs of financing net borrowings were lower than prior year with the benefit of a lower level of debt. Pensions financing, which was a net expense of €53 million in 2005, showed a net income of €41 million in 2006, reflecting a lower gross pension fund deficit.

The tax rate for the year was 24%, compared with 26% in 2005, including the benefits of a better country mix.

Share of net profit from joint ventures was ahead of the prior year due to the continued growth in the partnerships between Lipton and PepsiCo for ready-to-drink tea. Share of net profit from associates increased significantly compared with the prior year, principally because of the placement of equity by one of our venture capital fund investments.

Net profit and earnings per share from continuing operations grew by 10% and 11% respectively in 2006. Including the profits of the discontinued operations, net profit and earnings per share increased by 26% and 27% respectively.

ROIC increased from 12.5% in 2005 to 14.6% in 2006. Both years included significant profits from the sale of discontinued operations. Excluding these, ROIC increased from 11.3% to 11.5%.

Acquisitions and disposals

2007
During 2007, we reached agreement with our partners in South Africa and Israel to exchange respective shareholdings such that Unilever now own 74.25% of a newly combined South African entity and 100% of Unilever Israel. The share swaps were effected as at 1 October 2007 and as a result we recognised a gain on disposal of €214 million.

On 1 January 2007, Unilever completed the restructuring of its Portuguese businesses. The result of the reorganisation is that Unilever now has a 55% share of the combined Portuguese entity, called Unilever Jerónimo Martins. The combined business includes the foods and home and personal care businesses. The remaining 45% is held by Jerónimo Martins Group. The structure of the agreement is such that there is joint control of the newly formed entity and therefore it is accounted for by Unilever as a joint venture.

Other business disposals in 2007 involved the sale of local Brazilian margarine brands. To further develop our heart health brand margarine Becel in Brazil we have established a joint venture with Perdigão.

During the year, we announced the disposal of Boursin to Le Groupe Bel for €400 million, and the disposal of Lawry’s and Adolph’s seasoning blends and marinades business to McCormick and Company for US $605 million. Both will be effective during 2008 (see note 33 on page 121 for further details). Furthermore, we announced plans to dispose of our North American laundry business, the process for which is ongoing.

In 2007 we purchased minority interests in several countries, including Greece and India.

2006
On 4 September 2006, Unilever announced a public offer to purchase all ordinary shares of Elais-Unilever S.A. held by third party shareholders. Elais-Unilever S.A. was reported as a subsidiary and is Unilever’s main foods business in Greece. The offer price was €24.50 per share, with the public offer closing on 25 October 2006. A total of 2 234 692 shares were purchased by the end of 2006, increasing Unilever’s ownership of Elais-Unilever S.A. to 83.52%. This shareholding was increased to 99.2% as at 31 December 2007.

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

On 11 July 2005, we completed the sale of our Prestige fragrance business, UCI, to Coty Inc. of the United States. Unilever received US $800 million in cash, with the opportunity for further deferred payments contingent upon future sales. Additional payments have been made by Coty Inc. since the disposal, and during 2007 we recorded a receivable for the future payments expected.

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

In March 2005 Unilever carried out a previous phase of the restructuring of its Portuguese foods business. Before the restructuring Unilever Portugal held an interest in FIMA/VG – Distribuição de Produtos Alimentares, Lda. (FIMA) foods business, a joint venture with Jerónimo Martins Group – in addition to its wholly owned Bestfoods business acquired in 2000. As a result of the transaction the two foods businesses – FIMA and Unilever Bestfoods Portugal – were unified and the joint venture stakes were re-balanced so that Unilever held 49% of the combined foods business and Jerónimo Martins Group 51%.

24	Unilever Annual Report on Form 20-F2007

Back to Contents

Report of the Directors continued

Financial Review continued

Dividends and market capitalisation

Dividends per share

		Per €0.16		Per 3 1/9p
		NV ordinary share	PLC ordinary share
	€	€	pence	pence
	2007	2006	2007	2006

Interim	0.25	0.23	17.00	15.62
Final	–	0.47	–	32.04
Proposed final	0.50	–	34.11	–
One-off	–	0.26	–	17.66

Final dividends for 2007 are subject to approval at the Annual General Meetings. If approved, this will bring the total regular dividend to €0.75 per share for NV and 51.11p for PLC, an increase of 7% excluding the additional one-off payment of €751 million made in 2006. In accordance with IFRS, no provision for the amount of this dividend, estimated as €1 427 million, has been recognised in the financial statements for the year ended 31 December 2007. The €1.5 billion share buy-back programme announced in March 2007 was completed by the end of the year. A further programme of at least €1.5 billion is planned for 2008.

Unilever’s combined market capitalisation at 31 December 2007 was €72.5 billion (2006: €60.5 billion).

Balance sheet

	€ million	€ million
	2007	2006

Goodwill and intangible assets	16 755	17 206
Other non-current assets	10 619	10 365
Current assets	9 928	9 501
Current liabilities	(13 559)	(13 884)

	23 743	23 188

Non-current liabilities	10 924	11 516
Shareholders’ equity	12 387	11 230
Minority interest	432	442

	23 743	23 188

Goodwill and intangibles at 31 December 2007 were €0.5 billion lower than in 2006. The movement was because of currency movements and acquisition and disposal activity. Property, plant and equipment was at a similar level to last year. The increase in other non-current assets of €0.2 billion is principally explained by the capital injection in the international Pepsi/Lipton partnership which is extended, effective 1 January 2008, and by the improved funding position of our pension funds. This improvement results from accelerated funding contributions and increases in asset values. Inventories and trade receivables show little movement when compared with the prior year.

Current liabilities decreased by €0.3 billion compared with 2006. This decrease is because of a €0.3 billion reduction in current financial liabilities, an increase of €0.2 billion in trade payables and other current liabilities and a decrease of €0.2 billion in current tax liabilities.

Non-current liabilities have decreased by €0.6 billion compared with 2006. The movement is explained by an increase of €1.1 billion in financial liabilities due after more than one year, offset by a decrease in pensions and post-retirement healthcare liabilities of €1.7 billion.

The increase in financial liabilities is because of the refinancing activity during 2007, offset to some extent by the appreciation of the euro against the US dollar, as a significant portion of our financial liabilities are US dollar denominated. The currency distribution of total financial liabilities was as follows: 53% in US dollars (2006: 69%), and 32% in euros (2006: 24%), the remainder spread across a number of countries.

The funding position of the Group’s main pension arrangements has improved since the end of 2006 due largely to accelerated funding contributions and reduced liabilities from higher discount rates, net of slightly increased inflation and life expectancy assumptions. The overall net liability for all arrangements was €1.1 billion at the end of 2007, a reduction from €3.1 billion at 31 December 2006. Funded schemes show an aggregate surplus of €1.2 billion, while unfunded arrangements show a liability of €2.3 billion. During 2007, some previously unfunded arrangements were partially funded with €0.3 billion reported as part of contributions paid. The movement of the Group’s pension funding position has resulted in a release of €0.5 billion of related deferred tax asset.

Unilever manages interest rate and currency exposures based on the net debt position. Taking into account the various cross currency swaps and other derivatives, 61% of Unilever’s net debt was in US dollars (2006: 81%) and 32% in euros (2006: 25%) and ((18)% – financial assets) in sterling (2006: (33)%), with the remainder spread over a large number of other currencies.

Unilever has committed credit facilities in place to support its commercial paper programmes and for general corporate purposes. The undrawn committed credit facilities in place at the end of 2007 were: bilateral committed credit facilities totalling US $3.6 billion, bilateral notes commitments totalling US $0.2 billion and bilateral money market commitments totalling US $1.7 billion. Further details regarding these facilities are given in note 17 on page 97.

During 2007, a €750 million floating rate bond was issued with a maturity date of 29 May 2009, a US $500 million extendible floating rate bond was issued having an initial maturity date of 11 July 2008 and a final maturity date of 11 June 2012 and a €750 million fixed rate 4.625% Eurobond was issued with a maturity of five years. During 2007 Unilever repaid amongst others the 4.25% €1 000 million euro bonds and the 5% US $650 million bonds.

Total shareholders’ equity has increased by €1.2 billion in the year. Net profit added €3.9 billion and currency and fair value/actuarial gains added €0.2 billion. Dividends paid in the year totalled €2.1 billion and there was an adverse effect of €1.1 billion as a result of higher treasury stock, explained by the share buy-back programme of €1.5 billion and the €(0.4) billion effect of the exercise of share options.

Unilever is satisfied that its financing arrangements are adequate to meet its working capital needs for the foreseeable future.

Unilever’s contractual obligations at the end of 2007 included capital expenditure commitments, borrowings, lease commitments and other commitments. A summary of certain contractual obligations at 31 December 2007 is provided in the table below. Further details are set out in the following notes to the accounts: note 10 on page 88, note 16 on page 94, note 17 on pages 97 to 101 and note 25 on page 112.

Unilever Annual Report on Form 20-F 2007	25

Back to Contents

Report of the Directors continued

Financial Review continued

Contractual obligations at 31 December 2007

	€ million	€ million	€ million	€ million	€ million
		Due			Due in
		within	Due in	Due in	over
	Total	one year	1-3 years	3-5 years	5 years

Long-term debt	5 851	632	2 367	792	2 060
Operating lease obligations	1 663	363	527	332	441
Purchase obligations(a)	299	234	46	17	2
Finance leases	520	82	77	48	313
Other long-term commitments	1 454	412	488	404	150

(a)	Raw and packaging materials and finished goods.

Off-balance sheet arrangements
IFRS interpretation SIC 12 requires that entities with which we have relationships are considered for consolidation in the consolidated accounts based on relative sharing of economic risks and rewards rather than based solely on share ownership and voting rights. We periodically review our contractual arrangements with potential special purpose entities (SPEs) as defined by SIC 12. The most recent review has concluded that that there are no significant SPE relationships which are not already appropriately reflected in the accounts. Information concerning guarantees given by the Group is stated in note 25 on page 112.

Cash flow

	€ million	€ million	€ million
	2007	2006	2005

Net cash flow from operating activities	3 876	4 511	4 353
Net cash flow from/(used in) investing activities	(623)	1 155	515
Net cash flow from/(used in) financing activities	(3 009)	(6 572)	(4 821)
Net increase/(decrease) in cash and cash equivalents	244	(906)	47

Cash and cash equivalents at 31 December 2007 were €0.2 billion higher than at 31 December 2006. Net cash flow from operating activities, at €3.9 billion, was €0.6 billion lower than in 2006 because of higher cash costs of restructuring and increased income tax payments. Income tax paid was €0.2 billion higher than in 2006 because of the timing of payments. Taking the last two years together, cash tax paid was at a similar level to the tax charges in the income statement. There was a further small improvement in working capital.

The movement of €1.8 billion in net cash flow used in investing activities when compared with 2006 is explained by the decrease in completed disposal activity in the year and a small increase in net capital expenditure. The increase in net capital expenditure was entirely in Asia Africa, supporting the priority for growth in the region.

The decrease of €3.6 billion cash used in financing activities from 2006 is a consequence of the changes in financial liabilities of €4.6 billion, offset by the impact of the treasury stock movement. The net €1.1 billion movement in treasury stocks reflects the net effect of share buy-backs of €1.5 billion and the exercise of share options of €(0.4) billion.

At 31 December 2007, the net debt position was €8.3 billion, an increase of €0.8 billion compared with 2006. The increase is due to the fact that cash generation was more than offset by the outflows relating to dividends, share buy-backs and additional pension funding. We also benefited from the appreciation of the euro against the US dollar.

Finance and liquidity
Unilever aims to be in the top third of a reference group including 20 other international consumer goods companies for Total Shareholder Return, as explained on page 32. The Group’s financial strategy supports this objective and provides the financial flexibility to meet its strategic and day-to-day needs. The key elements of the financial strategy are:

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

Unilever has been unaffected by the credit issues prevalent in some financial markets and we have been able to raise debt as required to fulfil our capital requirements.

Treasury
Unilever Treasury’s role is to ensure that appropriate financing is available for all value-creating investments. Additionally, Treasury delivers financial services to allow operating companies to manage their financial transactions and exposures in an efficient, timely and low-cost manner.

26	Unilever Annual Report on Form 20-F 2007

Back to Contents

Report of the Directors continued

Financial Review continued

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

Other relevant disclosures are given in notes 15, 16 and 17 on pages 92, 94 and 97.

Unilever Treasury manages a variety of market risks, including the effects of changes in foreign exchange rates, interest rates and liquidity. Further details of the management of these risks are given in note 17 on page 97.

Pensions investment strategy
The Group’s investment strategy in respect of its funded pension plans is implemented within the framework of the various statutory requirements of the territories where the plans are based. The Group has developed policy guidelines for the allocation of assets to different classes with the objective of controlling risk and maintaining the right balance between risk and long-term returns in order to limit the cost to the Group of the benefits provided. To achieve this, investments are well diversified, such that the failure of any single investment would not have a material impact on the overall level of assets. The plans invest the largest proportion of the assets in equities, which the Group believes offer the best returns over the long term commensurate with an acceptable level of risk. The pension funds also have a proportion of assets invested in property, bonds, hedge funds and cash. The majority of the assets are managed by a number of external fund managers with a small proportion managed in-house. Unilever has a pooled investment vehicle (Univest) which it believes offers its pension plans around the world a simplified externally managed investment vehicle to implement their strategic asset allocation models currently for equities and hedge funds. The aim is to provide a high quality, well diversified risk controlled vehicle.

Significant events after the balance sheet date
Effective 1 January 2008, Unilever and PepsiCo have entered into an expanded international partnership for the marketing and distribution of ready-to-drink tea products under the Lipton brand. The new agreement adds 11 counties to the partnership’s existing Lipton ready-to-drink tea business – eight in Europe (Germany, Italy, France, Netherlands, Switzerland, Austria, Belgium and Portugal) as well as Korea, Taiwan and South Africa.

On 5 November 2007, Unilever announced the disposal of Boursin to Le Groupe Bel for €400 million. The sale was effective on 3 January 2008.

On 4 February 2008, we announced that we had reached an agreement to acquire the leading Russian ice cream business Inmarko, for an undisclosed amount. The deal is subject to regulatory approval and is expected to be completed in the first half of 2008.

On 11 February 2008, Unilever announced a share buy-back programme of at least €1.5 billion for 2008.

On 21 February 2008, Unilever launched a bond composed of two tranches; i) CHF 250 million fixed rate bond which will mature in four years, and ii) CHF 350 million fixed rate bond which will mature in seven years. Completion is expected in late March 2008.

On 28 February 2008 Unilever announced a number of changes affecting its organisation. As a further extension of the One Unilever programme, Foods and Home and Personal Care will be combined into a single category structure. To reflect our strategic focus on growth in developing markets, operations in Central and Eastern Europe will be managed as part of an enlarged region comprising Asia, Africa and Central and Eastern Europe, with Western Europe becoming a separate region.

A number of Board and senior executive changes were announced simultaneously. Kees van der Graaf will step down from the Boards of Unilever and from his role as President Europe at the AGMs on 14 and 15 May 2008. Ralph Kugler, President Home and Personal Care, will similarly step down at the AGMs. Harish Manwani, currently President Asia Africa, will lead the new expanded region. Doug Baillie, previously Chief Executive Officer of Hindustan Unilever, will join the Unilever Executive as President Western Europe. The roles of President Home and Personal Care and President Foods will be merged under the leadership of Vindi Banga, currently President Foods.

Critical accounting policies
The accounts presented comply in all material respects with IFRS as adopted by the EU and with UK and Dutch law. They are also in accordance with IFRS as issued by the International Accounting Standards Board. To prepare these accounts, we are required to make estimates and assumptions, using judgement based on available information, including historical experience. These estimates and assumptions are reasonable and are re-evaluated on an ongoing basis. However, actual amounts and results could differ. Critical accounting policies are those which are most important to the portrayal of Unilever’s financial position and results of operations. Some of these policies require difficult, subjective or complex judgements from management, the most important being:

Goodwill and intangible assets
Impairment reviews in respect of goodwill and indefinite-lived intangible assets are performed at least annually. More regular reviews, and impairment reviews in respect of other assets, are performed if events indicate that this is necessary. Impairment reviews are performed by comparing the carrying value of the asset concerned to that asset’s recoverable amount (being the higher of value in use and fair value less costs to sell). Value in use is a valuation derived from discounted future cash flows. The most important assumptions when preparing these forecast cash flows are long-term growth rates and discount rates. These are challenged at least anually and although these are believed to be appropriate, changes in these assumptions could change the outcomes of the impairment reviews.

Unilever Annual Report on Form 20-F 2007	27

Back to Contents

Report of the Directors continued

Financial Review continued

The most significant balances of goodwill and intangible assets relate to the global savoury and dressings sub-product group. We have reviewed the carrying value of this cash generating unit by considering expected future cash flows based on historical experience and planned growth rates and margins for this product group. No significant impairment losses have been identified in 2007.

Please refer also to note 9 on page 86.

Financial instruments
Financial instruments are classified according to the purpose for which the instruments were acquired. This gives rise to the following classes: held-to-maturity investments, loans and receivables, available-for-sale financial assets and financial assets at fair value through profit or loss. Please refer to note 1 on pages 73 and 74 for a description of each of these categories.

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

Pension accounting requires certain assumptions to be made in order to value our obligations and to determine the charges to be made to the income statement. These figures are particularly sensitive to assumptions for discount rates, inflation rates, mortality rates and expected long-term rates of return on assets. Information about sensitivity to certain of these assumptions is given in note 20 on page 103 and 104.

The following table sets out these assumptions (except for mortality rates), as at 31 December 2007, in respect of the four largest Unilever pension plans. Further details of assumptions (including mortality rates) made are given in note 20 on pages 103 and 104.

	%	%	%	%
		Nether-	United
	UK	lands	States	Germany

Discount rate	5.8	5.5	5.9	5.5
Inflation	3.0	1.9	2.3	1.9
Expected long-term rate of return:
Equities	8.0	8.1	7.8	8.1
Bonds	5.0	4.7	4.5	4.7
Property	6.5	6.6	6.3	6.6
Others	6.3	4.1	3.7	5.8

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

Deferred tax
Full provision is made for deferred taxation at the rates of tax prevailing at the year end unless future rates have been substantively enacted, as detailed in note 12 on page 91. Deferred tax assets are regularly reviewed for recoverability, and a valuation allowance is established to the extent that recoverability is not considered likely.

28	Unilever Annual Report on Form 20-F 2007

Back to Contents

Report of the Directors continued

Financial Review continued

Non-GAAP measures
Certain discussions and analyses set out in this Annual Report on Form 20-F include measures which are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures as reported by us may not be comparable to similarly titled amounts reported by other companies.

In the following sections we set out our definitions of the following non-GAAP measures and provide reconciliations to relevant GAAP measures:

•	Ungeared free cash flow;
•	Return on invested capital;
•	Underlying sales growth; and
•	Net debt.

We set out ‘Measures of long-term value creation’ as an introduction to the following section, in order to explain the relevance of the above measures. At the end of this section we summarise the impact on Total Shareholder Return (TSR) which is a key metric.

Measures of long-term value creation
Unilever’s ambition for the creation of value for shareholders is measured by Total Shareholder Return over a rolling three-year period compared with a peer group of 20 other international consumer goods companies.

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

UFCF and ROIC are non-GAAP measures. We comment on these in detail here since they are the way in which we communicate our ambition and monitor progress towards our longer-term value creation goals and in order to:

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

As investor measures, we believe that there are no GAAP measures directly comparable with UFCF and ROIC. However, in the tables on pages 30 and 31, we reconcile each as follows: UFCF to cash flow from operating activities and also to net profit; ROIC to net profit.

Caution
Unilever cautions that, while UFCF and ROIC are widely used as tools for investment analysis, they are not defined terms under IFRS and therefore their definitions should be carefully reviewed and understood by investors. Investors should be aware that their application may vary in practice and therefore these measures may not be fully comparable between companies. In particular:

•	We recognise that the usefulness of UFCF and ROIC as indicators of investment value is limited, as such measures are based on historical information;

•	UFCF and ROIC measures are not intended to be a substitute for, or superior to, GAAP measures in the financial statements;

•	The fact that ROIC is a ratio inherently limits its use, and management uses ROIC only for the purposes discussed above. The relevance and use of net profit for the year (being the most relevant comparable GAAP measure) is clearly more pervasive; and

•	UFCF is not the residual cash available to pay dividends but represents cash generated by the business and broadly available to the providers of finance, both debt and equity.

Unilever Annual Report on Form 20-F 2007	29

Back to Contents

Report of the Directors continued

Financial Review continued

Ungeared free cash flow (UFCF)
UFCF expresses the generation of profit by the business and how this is translated into cash, and thus economic value. It is therefore not used as a liquidity measure within Unilever. The movement in UFCF is used by Unilever to measure progress against our longer-term value creation goals as outlined to investors.

UFCF is cash flow from group operating activities, less net capital expenditure, less charges to operating profit for share-based compensation and pensions, and less tax (adjusted to reflect an ungeared position and, in 2006, for the impact on profit on sales of frozen foods businesses), but before the financing of pensions.

In 2007, UFCF was €3.8 billion (2006: €4.2 billion; 2005: €4.0 billion). The reconciliation of UFCF to the GAAP measures net profit and cash flow from operating activities is shown below.

The tax charge used in determining UFCF can be either the income statement tax charge or the actual cash taxes paid. Our consistently applied definition uses the income statement tax charge in order to eliminate the impact of volatility due to the variable timing of payments around the year end. For 2006 the income statement tax charge on this basis was materially impacted by the tax effect of non-cash charges for the provision for preference shares and certain other non-cash items. UFCF for 2007 based on actual cash tax paid would have been €3.6 billion (2006: €4.5 billion; 2005: €3.7 billion).

	€ million	€ million	€ million
Ungeared free cash flow	2007	2006	2005

Net profit	4 136	5 015	3 975
Taxation	1 137	1 332	1 301
Share of net profit of joint ventures/associates and other income from non-current investments	(191)	(144)	(55)
Net finance costs	252	725	618
Depreciation, amortisation and impairment	943	982	1 274
Changes in working capital	27	87	193
Pensions charges in operating profit less payments	(910)	(1 038)	(532)
Movements in provisions less payments	145	107	(230)
Elimination of profits on disposals	(459)	(1 620)	(789)
Non-cash charge for share-based compensation	118	120	192
Other adjustments	(10)	8	(23)

Cash flow from operating activities	5 188	5 574	5 924

Less charge for share-based compensation	(118)	(120)	(192)
Add back pension payments less pension charges in operating profit	910	1 038	532
Less net capital expenditure	(983)	(934)	(813)

Less tax charge adjusted to reflect an ungeared position	(1 228)	(1 336)	(1 440)

Taxation on profit	(1 137)	(1 332)	(1 301)
Taxation on profit on sales of frozen foods businesses	–	159	–
Tax relief on net finance costs	(91)	(163)	(139)

Ungeared free cash flow	3 769	4 222	4 011

30	Unilever Annual Report on Form 20-F 2007

Back to Contents

Report of the Directors continued

Financial Review continued

Return on invested capital (ROIC)
ROIC expresses the returns generated on capital invested in the Group. The progression of ROIC is used by Unilever to measure progress against our longer-term value creation goals outlined to investors.

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

In 2007, ROIC was 12.7% (2006: 14.6%). The reconciliation of ROIC to the GAAP measure net profit is shown below.

There were no disposals of discontinued operations in 2007; the impact of such disposals in 2006 and 2005 was €1.2 billion and €0.5 billion respectively. ROIC is based on total business profit, including profit on such disposals. ROIC excluding this impact in 2007 is 12.7% (2006: 11.5%; 2005: 11.3%).

	€ million	€ million	€ million
Return on invested capital	2007	2006	2005

Net profit	4 136	5 015	3 975
Add back net interest expense net of tax	314	365	424
Add back impairment charges net of tax(a)	1	15	245

Profit after tax, before interest and impairment of goodwill and indefinite-lived intangible assets	4 451	5 395	4 644

Year-end positions for invested capital:
Property, plant and equipment and other non-current investments	7 276	7 142	7 333
Software and finite-lived intangible assets	590	608	642
Inventories	3 894	3 796	4 107
Trade and other receivables	4 965	4 667	5 185
Trade payables and other creditors due within one year	(8 545)	(8 513)	(8 782)
Elements of invested capital included in assets and liabilities held for sale	150	15	200
Goodwill and indefinite-lived intangible assets at gross book value	20 029	20 705	21 621

Total	28 359	28 420	30 306

Add back cumulative goodwill written off directly to reserves	6 427	6 427	6 870

Year-end invested capital	34 786	34 847	37 176

Average invested capital for the year	35 122	36 850	37 012

Return on average invested capital	12.7%	14.6%	12.5%

Return on average invested capital excluding profit on disposal of discontinued operations	12.7%	11.5%	11.3%

(a)	Excluding write-downs of goodwill and indefinite-lived intangible assets taken in connection with business disposals.

Unilever Annual Report on Form 20-F 2007	31

Back to Contents

Report of the Directors continued

Financial Review continued

Underlying sales growth (USG)
USG reflects the change in revenue from continuing operations at constant rates of exchange, excluding the effects of acquisitions and disposals. It is a measure that provides valuable additional information on the underlying performance of the business. In particular, it presents the organic growth of our business year on year and is used internally as a core measure of sales performance.

The reconciliation of USG to changes in the GAAP measure turnover is as follows:

	2007	2006
	vs 2006	vs 2005

Underlying sales growth (%)	5.5	3.8
Effect of acquisitions (%)	0.1	0.1
Effect of disposals (%)	(0.9)	(0.8)
Effect of exchange rates (%)	(3.1)	0.3
Turnover growth (%)	1.4	3.2

Net debt
Net debt is defined as the excess of total financial liabilities, excluding trade and other payables, over cash, cash equivalents and financial assets, excluding amounts held for sale. It is a measure that provides valuable additional information on the summary presentation of the Group’s net financial liabilities and is a measure in common use elsewhere. The net debt definition in our 2007 reporting has not changed in substance from previous years, however, the terminology has been updated to correspond with that appearing on the balance sheet.

The reconciliation of net debt to the GAAP measure total financial liabilities is as follows:

	€ million	€ million
	2007	2006

Total financial liabilities	(9 649)	(8 835)

Financial liabilities due within one year	(4 166)	(4 458)
Financial liabilities due after one year	(5 483)	(4 377)

Cash and cash equivalents as per balance sheet	1 098	1 039

Cash and cash equivalents as per cash flow statement	901	710
Add bank overdrafts deducted therein	197	329

Financial assets	216	273

Net debt	(8 335)	(7 523)

Total Shareholder Return (TSR)
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

Unilever’s TSR target is to be in the top third of a reference group including 20 other international consumer goods companies on a three-year rolling basis. At the end of 2006 we were positioned 13th, and at the end of 2007 the ranking was 8th. In 2007, the following companies formed the peer group of comparative companies:

Avon	Kraft
Beiersdorf	Lion
Cadbury Schweppes	L’Oréal
Clorox	Nestlé
Coca-Cola	Orkla
Colgate	PepsiCo
Danone	Procter & Gamble
Heinz	Reckitt Benckiser
Kao	Sara Lee
Kimberly-Clark	Shiseido

Unilever’s position relative to the TSR reference group

The reference group, including Unilever, consists of 21 companies. Unilever’s position is based on TSR over a three-year rolling period.

32	Unilever Annual Report on Form 20-F 2007

Back to Contents

Report of the Directors continued

Corporate governance

Introduction

Unilever aspires to high standards of corporate governance. We constantly keep our corporate governance arrangements under review. NV and PLC are subject to various corporate governance requirements and best practice codes, the most relevant being those in the Netherlands, the United Kingdom and the United States. It is Unilever’s practice to comply, where practicable, with the highest level of these codes and respond to developments appropriately.

The Unilever Group
Unilever N.V. and Unilever PLC are the two parent companies of the Unilever Group. Together with the group companies, NV and PLC operate effectively as a single economic entity. This is achieved by a series of agreements between NV and PLC (the Foundation Agreements, see page 40), together with special provisions in the Articles of Association of NV and PLC. NV and PLC have the same Directors and adopt the same accounting principles. Shareholders of both companies receive dividends on an equalised basis. NV and PLC and their group companies constitute a single reporting entity for the purposes of presenting consolidated accounts. Accordingly, the accounts of the Unilever Group are presented by both NV and PLC as their respective consolidated accounts.

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

Unilever policies
The implementation of and compliance with our governance structure is facilitated through a business-orientated policy framework. Unilever policies are universally applicable within the Unilever Group. They are mandatory and have been developed to ensure consistency in key areas within our worldwide operations. They cover operational and functional matters, and govern how we run our business, in order to comply with applicable laws and regulations.

Unilever policies include: the Code of Business Principles, the Code of Ethics for Senior Financial Officers, the Compliance Manual for the Listing Rules and Disclosure and Transparency Rules (including the Unilever Share Dealing Code), the Risk Management Policy, the Corporate Pensions Policy and the Accounting and Reporting Policy.

The Code of Business Principles is Unilever’s statement of values and represents the standard of conduct we require from all of our employees. Our Code of Ethics applies to the senior executive, financial and accounting officers and comprises the standards prescribed by the US Securities and Exchange Commission (SEC). The Code of Business Principles Hotline is a confidential way for employees to submit concerns regarding accounting and auditing issues anonymously and handles all alleged violations of the Code of Business Principles. Copies of the Code of Business Principles, the Code of Ethics and the Share Dealing Code are posted on our website at www.unilever.com/investorcentre/corpgovernance

Our internal risk management and control systems are described on pages 13 and 14.

Developments in corporate governance
Following his appointment as a Non-Executive Director at the AGMs in May 2007, Unilever appointed its first independent Non-Executive Chairman, Michael Treschow, in succession to Antony Burgmans who retired as Chairman at those meetings.

In September 2007, the offices of the Joint Secretaries came to an end, and the position of a single Group Secretary was introduced and adopted by the Boards.

The text that follows describes the corporate governance arrangements operating within Unilever and the changes anticipated in 2008. More information on our corporate governance arrangements is set out in ‘The Governance of Unilever’, the Boards’ statement of their internal arrangements, which can be found at www.unilever.com/investorcentre/corpgovernance

The Boards
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

Our Directors have set out a number of areas of responsibility which are reserved to themselves and other areas for which matters are delegated to the Group Chief Executive and committees whose actions are regularly reported to and monitored by the Boards. These are described on pages 35 to 38. Further details of how our Boards effectively operate as one board, govern themselves and delegate their authorities are set out in ‘The Governance of Unilever’, which can be found at www.unilever.com/investorcentre/corpgovernance

Unilever Annual Report on Form 20-F 2007	33

Back to Contents

Report of the Directors continued

Corporate governance continued

Appointment of Directors
Directors are appointed by shareholders at the AGMs. All existing Directors, unless they are retiring, submit themselves for election every year and shareholders can remove any of them by a simple majority vote.

In order to seek to ensure that NV and PLC have the same Directors, the Articles of Association of NV and PLC contain provisions which are designed to ensure that both NV and PLC shareholders are presented with the same candidates for election as Directors. This is achieved through a nomination procedure operated by the Boards of NV and PLC through Unilever’s Nomination Committee.

Based on the evaluation of the Boards, its Committees and its individual members, the Nomination Committee recommends to the Boards a list of candidates for nomination at the AGMs of both NV and of PLC. In addition, since 2006 shareholders have been able to nominate Directors for this list although to do so they must put a resolution to both meetings in line with local requirements for requisitioning a resolution. In order to ensure that the Boards remain identical, anyone being elected as a Director of NV must also be elected as a Director of PLC and vice versa. If an individual fails to be elected to both companies then he or she will be unable to take their place on the Boards.

The provisions in the Articles of Association for appointing Directors cannot be changed without the permission, in the case of NV, of the holders of the special ordinary shares numbered 1 - 2400 inclusive and, in the case of PLC, of the holders of PLC's deferred stock. The NV special ordinary shares may only be transferred to one or more other holders of such shares. The joint holders of both the NV special ordinary shares and the PLC deferred stock are N.V. Elma and United Holdings Limited, which are joint subsidiaries of NV and PLC. The boards of N.V. Elma and United Holdings Limited comprise the members of the Nomination Committee. The Nomination Committee comprises Non-Executive Directors only.

Board meetings
Our Boards meet at least seven times a year to consider important corporate events and actions, such as:

•	approval of corporate strategy;
•	approval of the corporate Annual Plan;
•	review of risks and controls;
•	authorisation of major transactions;
•	preparation of the Annual Report and Accounts and Form 20-F;
•	declaration of dividends;
•	agreement of quarterly results announcements;
•	convening of shareholders’ meetings;
•	nominations for Board appointments;
•	approval of Board remuneration policy; and
•	review of the functioning of the Boards and their Committees.

The following table shows the attendance of Directors at Board meetings for the year ended 31 December 2007. If Directors are unable to attend a meeting, they have the opportunity before the meeting to discuss with the Chairman any agenda items or Board papers:

Name	Attendance(a)

Antony Burgmans (Chairman to 16 May 2007)	3 of 3
Michael Treschow (Chairman from 16 May 2007)	5 of 5
Patrick Cescau	8 of 8
Kees van der Graaf	7 of 8
Ralph Kugler	7 of 8
Rudy Markham (to 16 May 2007)	3 of 3
Genevieve Berger (from 16 May 2007)	5 of 5
Leon Brittan	7 of 8
Lynda Chalker (to 16 May 2007)	2 of 3
Wim Dik	8 of 8
Charles Golden	8 of 8
Byron Grote	8 of 8
Narayana Murthy (from 16 May 2007)	4 of 5
Hixonia Nyasulu (from 16 May 2007)	5 of 5
David Simon	8 of 8
Jean-Cyril Spinetta (to 14 September 2007)	1 of 6
Kees Storm	7 of 8
Jeroen van der Veer	6 of 8

(a)	Attendance is expressed as number of meetings attended out of number eligible to attend.

Board meetings are normally held either in London or Rotterdam, with at least one off site Board meeting a year. The Chairman is assisted by the Group Secretary, who ensures that the Boards are supplied with all the information necessary for their deliberations. The Chairman and the Group Secretary involve the Senior Independent Director (see page 36) in the arrangements for Board meetings.

Board induction and training
Upon election, Directors receive a comprehensive Directors’ Manual and are briefed thoroughly on their responsibilities and our business. Updates on corporate governance developments and investor relations matters are frequent items at Board meetings. Ongoing training is provided for Directors by way of site visits, presentations, circulated updates, teach-ins and agenda items at Board or Board committee meetings on, among other things, Unilever’s business, corporate governance, regulatory developments, and investor relations matters. In particular, during 2007 the Boards were given a presentation by our external legal advisers on the new directors’ duties under the UK Companies Act 2006, which came into force on 1 October 2007. In 2007, a Board meeting was held in Durban, South Africa which included a visit to our factory operations, certain retail outlets and charitable organisations supported by Unilever in South Africa.

34	Unilever Annual Report on Form 20-F 2007

Back to Contents

Report of the Directors continued

Corporate governance continued

Board evaluation
The evaluation process of our Boards consists of a three-year cycle with an independent third party evaluation carried out once every three years and internal evaluations in each of the two years in between. The internal evaluations are based on the independent third party evaluation materials. An independent third party evaluation was last carried out in 2006. In 2007 our Chairman, in conjunction with the Senior Independent Director, conducted the internal evaluation process. An extensive questionnaire for all Board members formed part of the evaluation process. In addition, our Chairman conducted a process of evaluating the performance of each individual Board member, including an interview with each. A similar process with respect to the performance of the Chairman was conducted by the Senior Independent Director after consulting Board members.

Committees of the Boards evaluate themselves under supervision of their respective chairmen taking into account the views of respective committee members. The results of the evaluations were discussed by the Boards.

Board support
The Group Secretary is available to advise all Directors and ensure that Board procedures are complied with. The position is appointed and can be removed by the Boards.

A procedure is in place to enable Directors, if they so wish, to seek independent professional advice at Unilever’s expense.

Board changes
The current Directors, with their biographies, are shown on page 46. All the current Executive Directors held office throughout the year.

Leon Brittan, Wim Dik, Charles Golden, Byron Grote, David Simon, Jean-Cyril Spinetta, Kees Storm and Jeroen van der Veer were re-elected as Non-Executive Directors of NV and PLC at the 2007 AGMs. In addition, Genevieve Berger, Narayana Murthy and Hixonia Nyasulu were appointed as Non-Executive Directors, and Michael Treschow became our first independent Non-Executive Chairman. Michael Treschow was appointed a member of the Nomination Committee in 2007 and, following a change in the UK Combined Code on Corporate Governance, a member of the Remuneration Committee in February 2008.

In 2007, Genevieve Berger, Narayana Murthy and Hixonia Nyasulu became members of the Corporate Responsibility and Reputation Committee.

At the 2007 AGMs, Rudy Markham retired as an Executive Director but remained as Chief Financial Officer until his successor, Jim Lawrence, was appointed on 1 September 2007. Lynda Chalker also retired as a Non-Executive Director at the 2007 AGMs, and in September 2007 Jean-Cyril Spinetta stepped down as Non-Executive Director due to personal reasons.

At the 2008 AGMs all of the Executive Directors and the Non-Executive Directors will be nominated for re-election, with the exception of Kees van der Graaf and Ralph Kugler, who will be stepping down at the meetings. In addition, Jim Lawrence will be proposed for election as an Executive Director at the 2008 AGMs following his appointment as Chief Financial Officer in September 2007. Biographical details for Mr Lawrence are contained in the 2008 AGM Notices, and on our website at www.unilever.com/ourcompany/investorcentre

Chairman and Group Chief Executive
Unilever has a separate independent Non-Executive Chairman and Group Chief Executive. There is a clear division of responsibilities between their roles. The Chairman is primarily responsible for leadership of the Boards, ensuring their effectiveness and setting their agendas. He is also responsible for ensuring that the Boards receive accurate, timely and clear information.

The Group Chief Executive has been entrusted, within the parameters set out in the Articles of Association of NV and PLC and ‘The Governance of Unilever’, with all the Boards’ powers, authorities and discretions in relation to the operational management of Unilever. The Group Chief Executive has the authority to determine which duties regarding the operational management of the companies and their business enterprises will be carried out under his responsibility by one or more Executive Directors or by one or more other persons. This provides a basis for the Unilever Executive team (UEx) that is chaired by and reports to the Group Chief Executive. For UEx members’ biographies see page 47. For our business structure, please refer to ‘About Unilever’ on pages 7 and 8.

Executive Directors
All Executive Directors are members of the UEx: Patrick Cescau and, currently, Kees van der Graaf and Ralph Kugler, who will both be leaving the Boards at the 2008 AGMs. Jim Lawrence will be proposed for election as an Executive Director at those AGMs. He is currently a member of UEx in his capacity as Chief Financial Officer.

The Executive Directors are full-time employees of Unilever. Information about their remuneration can be found in the report of the Remuneration Committee and on our website.

The Remuneration Committee takes the view that the entitlement of the Executive Directors to the security of twelve months’ notice of termination of employment is in line both with the practice of many comparable companies and the entitlement of other senior executives within Unilever. It is our policy to set the level of severance payments for Directors at no more than one year’s salary, unless the Boards, at the proposal of the Remuneration Committee, find this manifestly unreasonable given circumstances or unless dictated by applicable law.

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

Unilever Annual Report on Form 20-F 2007	35

Back to Contents

Report of the Directors continued

Corporate governance continued

We do not grant our Executive Directors any personal loans or guarantees.

There are no family relationships between any of our Executive Directors, other key management personnel or Non-Executive Directors. None of our Executive Directors are elected or appointed under any arrangement or understanding.

Outside Appointments
Unilever recognises the benefit to the individual and to the Group of involvement by Unilever Executives acting as directors of other companies outside the Unilever Group, broadening their experience and knowledge. The number of outside directorships of listed companies is generally limited to one per individual. In the case of publicly listed companies approval is required from the Chairman. Outside directorships must not involve an excessive commitment or conflict of interest. Unilever Executives must at all times ensure that their time commitment to Unilever takes precedence over any outside directorship. As of 2008 fees paid in connection with an outside directorship may be retained by the individual. This reflects that any outside directorship is for the sole responsibility of the individual and that Unilever takes no responsibility in this regard. For Executive Directors’ biographies see page 46.

Non-Executive Directors
The Non-Executive Directors share responsibility for the execution of the Boards’ duties, taking into account their specific responsibilities, which are essentially supervisory. In particular, they comprise the principal external presence in the governance of Unilever, and provide a strong independent element. See page 46 for their biographies.

Role and Responsibility
The key elements of the role and responsibilities of our Non-Executive Directors are:

•	supervision of and advice to the Group Chief Executive;
•	developing strategy with the Group Chief Executive;
•	scrutiny of performance;
•	oversight of controls;
•	reporting of performance;
•	remuneration of and succession planning for Executive Directors; and
•	governance and compliance.

Our Non-Executive Directors are chosen for their broad and relevant experience and international outlook, as well as their independence. They form the Audit Committee, the Nomination Committee, the Remuneration Committee and in majority the Corporate Responsibility and Reputation Committee. The roles and membership of these key Board committees are described on pages 37 and 38. The profile set by the Boards for the Non-Executive Directors and the chart used for orderly succession planning can be seen on our website at www.unilever.com/investorcentre/corpgovernance

Meetings
The Non-Executive Directors meet as a group, without the Executive Directors present, under the chairmanship of Mr Treschow. In 2007 they met three times as a group. In addition, the Non-Executive Directors (including the Chairman) usually meet before each Board meeting with the Group Chief Executive and the Group Secretary.

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

Remuneration
The remuneration of the Non-Executive Directors is determined by the Boards, within the overall limit set by the shareholders at the AGMs in 2007, and it is reported on page 59. Details of the engagement of our Non-Executive Directors can be seen on the Unilever website.

Other appointments
Non-Executive Directors may serve on boards of other companies, provided they do not involve a conflict of interest or restrict their ability to discharge their duties to Unilever.

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

36	Unilever Annual Report on Form 20-F 2007

Back to Contents

Report of the Directors continued

Corporate governance continued

It concluded that none of these relationships threaten the independence of the Non-Executive Directors concerned. For example, the Boards have satisfied themselves that Leon Brittan’s position at UBS Investment Bank and UBS Securities Company Limited does not involve him in any way in its broking relationship with Unilever. The Boards have also formed the view that the fact that David Simon is a senior adviser of Morgan Stanley International is not material. The Boards have also satisfied themselves that the services provided by Paton Tupper Associates (Pty) Limited and Barloworld Limited, of which Hixonia Nyasulu is a director and 12.5% shareholder and director respectively, to Unilever South Africa is not material.

None of our Non-Executive Directors are elected or appointed under any arrangement or understanding.

Committees

Board committees
The Boards have established the committees described below, all formally set up by Board resolution with carefully defined remits. They are made up solely of Non-Executive Directors with the exception of the Corporate Responsibility and Reputation Committee which currently has an Executive Director as a member, and report regularly to the Boards. For all committees, if Directors are unable to attend a meeting, they are given the opportunity before the meeting to discuss with the Chairman of the committee any agenda items or committee papers. All committees are provided with sufficient resources to undertake their duties. The terms of reference for each committee can be found on our website.

Audit Committee
The Audit Committee is comprised only of independent Non-Executive Directors with a minimum requirement of three. It is chaired by Kees Storm, and its other members are Wim Dik, Charles Golden and Byron Grote. The Boards have satisfied themselves that all the current members of the Committee are competent in financial matters and have recent and relevant experience and that, for the purposes of the US Sarbanes-Oxley Act of 2002, Kees Storm is the Audit Committee’s financial expert. The Committee’s meetings are attended, by invitation, by the Chief Financial Officer, the Chief Legal Officer, the Group Controller, the Chief Auditor and our external auditors.

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

The Audit Committee is fully compliant with the rules regarding audit committees that are applicable in the Netherlands, UK and US. The Committee’s responsibilities and powers are fully aligned with all requirements in the Netherlands, UK and US. The Audit Committee is supplied with all information necessary for the performance of its duties by the Chief Auditor, Chief Financial Officer, and Group Controller. Both the Chief Auditor and the external auditors have direct access to the Audit Committee separately from management.

The following table shows the attendance of Directors at Audit Committee meetings for the year ended 31 December 2007:

Name	Attendance	(a)

Kees Storm (Chairman)	6 of 7
Wim Dik	7 of 7
Charles Golden	7 of 7
Byron Grote	7 of 7

(a)	Attendance is expressed as number of meetings attended out of number eligible to attend.

See page 62 for the Report of the Audit Committee to the shareholders.

Nomination Committee
Our Nomination Committee comprises a minimum of three independent Non-Executive Directors. It is chaired by David Simon and its other members are Michael Treschow and Jeroen van der Veer. Jean-Cyril Spinetta stepped down from the Committee following his retirement as a Non-Executive Director in September 2007. The Committee recommends to the Boards candidates for the positions of Director. It also has responsibilities for succession planning and oversight of corporate governance matters. It is supplied with information by the Group Secretary.

The following table shows the attendance of Directors at Nomination Committee meetings for the year ended 31 December 2007:

Name	Attendance	(a)

David Simon (Chairman)	6 of 6
Antony Burgmans (to 16 May 2007)	3 of 3
Jean-Cyril Spinetta (to 14 September 2007)	3 of 4
Michael Treschow (from 27 June 2007)	3 of 3
Jeroen van der Veer	6 of 6

(a)	Attendance is expressed as number of meetings attended out of number eligible to attend.

See page 48 for the Report of the Nomination Committee to shareholders.

Remuneration Committee
On 31 December 2007, our Remuneration Committee comprised two independent Non-Executive Directors following Jean-Cyril Spinetta stepping down from the Committee following his retirement as a Non-Executive Director in September 2007. It is chaired by David Simon and its other member is Jeroen van der Veer. Michael Treschow was appointed as an additional member of the Committee in February 2008.

The Committee reviews Directors’ remuneration and is responsible for the executive share-based incentive plans. It determines, within the parameters set by our shareholders, specific remuneration arrangements for each of the Executive Directors, the remuneration scales and arrangements for Non-Executive Directors and the remuneration of the tier of management directly below the Boards. The Committee is advised by the Group Secretary on matters of Corporate Governance.

Unilever Annual Report on Form 20-F 2007	37

Back to Contents

Report of the Directors continued

Corporate governance continued

The following table shows the attendance of Directors at Remuneration Committee meetings for the year ended 31 December 2007:

Name	Attendance	(a)

David Simon (Chairman)	5 of 5
Jean-Cyril Spinetta (to 14 September 2007)	1 of 3
Jeroen van der Veer	5 of 5

(a)	Attendance is expressed as number of meetings attended out of number eligible to attend.

The detailed report of the Remuneration Committee to shareholders on Directors’ remuneration is on pages 49 to 61.

Corporate Responsibility and Reputation Committee
The Corporate Responsibility and Reputation Committee currently comprises four Non-Executive Directors and one Executive Director. It is chaired by Leon Brittan and its other members are Genevieve Berger, Narayana Murthy, Hixonia Nyasulu and Ralph Kugler. The Committee has responsibility for the oversight of Unilever’s conduct with regard to its corporate and societal obligations and its reputation as a responsible corporate citizen.

The following table shows the attendance of Directors at Corporate Responsibility and Reputation Committee meetings for the year ended 31 December 2007:

Name	Attendance	(a)

Leon Brittan (Chairman from 16 May 2007)	3 of 4
Lynda Chalker (Chair to 16 May 2007)	2 of 2
Genevieve Berger (from 16 May 2007)	2 of 2
Antony Burgmans (to 16 May 2007)	0 of 2
Wim Dik (to 13 September 2007)	2 of 3
Ralph Kugler	4 of 4
Narayana Murthy (from 16 May 2007)	2 of 2
Hixonia Nyasulu (from 16 May 2007)	2 of 2

(a)	Attendance is expressed as number of meetings attended out of number eligible to attend.

See page 63 for the Report of the Corporate Responsibility and Reputation Committee to shareholders.

Routine business committees
Committees are also set up to conduct routine business as and when they are necessary. They comprise any two of the Directors and certain senior executives and officers. They administer or implement certain matters previously agreed by our Boards or the Group Chief Executive. The Group Secretary is responsible for the operation of these committees.

Disclosure Committee
The Boards have set up a Disclosure Committee which is responsible for helping the Boards ensure that financial and other information that ought to be disclosed publicly is disclosed in a timely manner and that the information that is disclosed is complete and accurate. The Committee comprises the Group Controller, the Group Secretary, the Chief Legal Officer and the Group Treasurer.

Director matters

Various formal matters
The borrowing powers of NV Directors on behalf of NV are not limited by the Articles of Association of NV. PLC Directors have the power to borrow on behalf of PLC up to three times the adjusted capital and reserves of PLC, as defined in its Articles of Association, without the approval of shareholders (any exceptions requiring an ordinary resolution).

The Articles of Association of NV and PLC do not require Directors of NV or Directors of PLC to hold shares in NV or PLC. However, the remuneration arrangements applicable to our Executive Directors require them to build and retain a personal shareholding in Unilever equal to at least 150% of their annual base pay.

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

The Chief Financial Officer has lead responsibility for investor relations, with the active involvement of the Group Chief Executive. They are supported by our Investor Relations department which organises presentations for analysts and investors. Such presentations are generally made available on our website. Briefings on quarterly results are given via teleconference and are accessible by telephone or via our website. For further information visit our website at www.unilever.com/investorcentre

The Boards are regularly briefed on reactions to the quarterly results announcements. They, or the relevant Board Committee, are briefed on any issues raised by shareholders that are relevant to their responsibilities.

Our shareholders can, and do, raise issues directly with the relevant Executive Director or the Chairman and, if appropriate, a relevant Non-Executive Director or the Senior Independent Director.

38	Unilever Annual Report on Form 20-F 2007

Back to Contents

Report of the Directors continued

Corporate governance continued

Both NV and PLC communicate with their respective shareholders through the AGMs as well as responding to their questions and enquiries during the course of the year. We take the views of our shareholders into account and, in accordance with all applicable legislation and regulations, may consult them in an appropriate way before putting major new proposals to our AGMs.

General Meetings of Shareholders
The business to be conducted at the AGMs of NV and PLC is set out in the separate Notices of AGM for NV and PLC. It typically includes appointment of Directors, declaration/approval of final dividend, appointment of external auditors, approval of changes to the Articles of Association, and authorisation for the Boards to allot and repurchase shares, and to restrict pre-emptive rights of shareholders.

At the AGMs, a full account is given of the progress of the business over the last year and there is a review of current issues. Shareholders are encouraged to attend the meetings and ask questions, and the question-and-answer sessions form an important part of the meetings.

General Meetings of shareholders of NV and PLC are held at times and places decided by our Boards. NV meetings are held in Rotterdam and PLC meetings are held in London on consecutive days. The notices calling the meetings normally go out more than thirty days prior to the meetings and include further information on how to gain access to the AGMs and how to vote by proxy.

We welcome our external auditors to the AGMs and they are entitled to address the meetings.

Electronic Communication
We are committed to efforts to establish more effective ways of communication with our shareholders around the AGMs. Electronic communication is becoming an important medium for shareholders, providing ready access to shareholder information and reports, and for voting purposes.

NV was one of the founders of the Dutch Shareholders’ Communication Channel. NV shareholders participating in the Dutch Shareholders’ Communication Channel are able to appoint electronically a proxy to vote on their behalf at the NV AGM and NV shareholders who wish to participate should contact their bank or broker. Shareholders of PLC in the UK can choose to receive electronic notification that the Annual Review, Annual Report and Accounts and Notice of AGMs have been published on our website, instead of receiving printed copies, and can also electronically appoint a proxy to vote on their behalf at the AGM.

Registration for electronic communication by shareholders of PLC can be made at www.unilever.com/shareholderservices The UK Companies Act 2006 contains provisions facilitating communications between companies and their shareholders electronically. PLC consulted with its shareholders in 2007 to offer them the opportunity to review their method of receiving shareholder communications in the future.

At the 2007 NV AGM shareholders voted for an amendment to the NV Articles of Association allowing Unilever to implement the opportunity of electronic communication. Accordingly, the Board of Directors is now authorised to decide upon the use of this means of communication.

Voting rights
To be entitled to attend and vote at NV General Meetings shareholders must hold their NV shares on the record date, which is set by the Board of NV at a date not more than thirty days before the meeting. Shareholders do not need to block their shares. NV shareholders can cast one vote for each €0.16 nominal capital that they hold. This means that they can cast one vote for each NV ordinary share, or NV New York Registry Share. Shareholders can vote in person or by proxy. Similar arrangements apply to holders of depositary receipts issued for NV shares and the holders of NV preference shares (see pages 42 and 43).

PLC shareholders can cast one vote for each 3 1 / 9 p nominal capital that they hold. Shareholders can vote in person at the meeting or by proxy. This means shareholders can cast one vote for each PLC ordinary share, or PLC American Depositary Receipts of shares. Proxies should be submitted at least 48 hours before the General Meeting to the Registrars, whose details can be found on page 144.

More information on the exercise of voting rights can be found in NV’s and PLC’s Articles of Association and in the respective Notices of Meetings.

Holders of NV New York Registry Shares or PLC American Depositary Receipts of shares will receive a proxy form enabling them to authorise and instruct ABN AMRO N.V. or Citibank, N.A. respectively to vote on their behalf at the General Meeting of NV or PLC. N.V. Elma and United Holdings Limited (the holders of NV’s special shares), other group companies of NV which hold ordinary or preference shares, and United Holdings Limited, which owns half of PLC’s deferred stock, are not permitted to vote at General Meetings.

Voting on each of the resolutions contained in the Notice of AGMs is conducted by poll. The final vote is published at the meetings and the outcome of the votes, including the proxy votes, is put on Unilever’s website. For each resolution, proxy appointment forms in 2007 provided shareholders with the option to direct their proxy to vote either for or against the resolution or to withhold their vote. Proxy forms and voting result announcements make it clear that a vote withheld is not a vote in law, and will not be counted in the calculation of the proportion of votes for and against the resolution voted on.

Shareholder proposed resolutions
Shareholders of NV may propose resolutions if they individually or together hold 1% of NV’s issued capital in the form of shares or depositary receipts for shares, or if they individually or together hold shares or depositary receipts worth or representing the market value in shares as set in respect thereto by or pursuant to the law (currently €50 million). They must submit these requests at least 60 days before the date of the General Meeting, and the request will be honoured unless, in the opinion of the Boards, it is against a substantive interest of the Company. Shareholders who together represent at least 10% of the issued capital of NV can also requisition Extraordinary General Meetings to deal with specific resolutions.

Unilever Annual Report on Form 20-F 2007	39

Back to Contents

Report of the Directors continued

Corporate governance continued

Shareholders who together hold shares representing at least 5% of the total voting rights of PLC, or 100 shareholders who hold on average £100 each in nominal value of PLC capital, can require PLC to propose a resolution at a General Meeting. PLC shareholders holding in aggregate 10% of the issued PLC ordinary shares are able to convene a General Meeting of PLC.

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

A proposal to alter the Articles of Association of NV can only be made by the Board. A proposal to alter the Memorandum and Articles of Association of PLC can be made either by the Board or by shareholders in the manner permitted under the UK Companies Acts. Proposals to alter the provisions in the Articles of Association of NV and PLC respectively relating to the unity of management require the prior approval of meetings of the holders of the NV special shares and the PLC deferred stock. The Articles of Association of NV and the Memorandum and Articles of Association of PLC can be found on our website.

Right to hold shares
Unilever places no limitations on the right to hold NV and PLC shares.

Foundation Agreements

Equalisation Agreement
The Equalisation Agreement makes the economic position of the shareholders of NV and PLC, as far as possible, the same as if they held shares in a single company. The Agreement regulates the mutual rights of the shareholders of NV and PLC. Under the Equalisation Agreement, NV and PLC must adopt the same financial periods and accounting policies. Dividends are paid in accordance with a formula relating to the nominal values of NV’s and PLC’s issued share capital.

Since the AGMs in 2006 which agreed to split the NV ordinary shares and to consolidate the PLC ordinary shares, each NV ordinary share represents the same underlying economic interest in the Unilever Group as each PLC ordinary share.

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

40	Unilever Annual Report on Form 20-F 2007

Back to Contents

Report of the Directors continued

Corporate governance continued

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

Under Article 2 of the Articles of Association of NV and Clause 3 of the Memorandum of Association of PLC, each company is required to carry out the Equalisation Agreement with the other. Both documents state that the Agreement cannot be changed or terminated without the approval of shareholders. For NV, the General Meeting can decide to alter or terminate the Equalisation Agreement at the proposal of the Board. The necessary approval of the General Meeting is then that at least one half of the total issued ordinary capital must be represented at an ordinary shareholders’ meeting, where the majority must vote in favour; and (if they would be disadvantaged or the agreement is to be terminated), at least two-thirds of the total issued preference share capital must be represented at a preference shareholders’ meeting, where at least three-quarters of them must vote in favour. For PLC, the necessary approval must be given by the holders of a majority of all issued shares voting at a General Meeting and the holders of the ordinary shares, by a simple majority voting at a General Meeting where the majority of the ordinary shares in issue are represented.

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

A copy of the Equalisation Agreement can be found on our website at www.unilever.com/investorcentre/corpgovernance

The Deed of Mutual Covenants
The Deed of Mutual Covenants provides that NV and PLC and their respective subsidiary companies shall co-operate in every way for the purpose of maintaining a common operating policy. They shall exchange all relevant information about their respective businesses – the intention being to create and maintain a common operating platform for the Unilever Group throughout the world. The Deed illustrates some of the information which makes up this common platform, such as the mutual exchange and free use of know-how, patents, trade marks and all other commercially valuable information. The Deed contains provisions which allow the Directors of NV and PLC to take any actions to ensure that the dividend-generating capacity of each of NV and PLC is aligned with the economic interests of their respective shareholders. These provisions also allow assets to be transferred between NV and PLC and their associated companies (as defined in the Deed) to ensure that assets are allocated in the most efficient manner. These arrangements are designed to create a balance between the two parent companies and the funds generated by them, for the benefit of their respective sets of shareholders.

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

Share capital matters

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

Further information about the calculation of earnings per share, including the calculation on a diluted basis, can be found in note 7 on page 85.

Share capital
NV’s issued share capital on 31 December 2007 was made up of:

•	€274 356 432 split into 1 714 727 700 ordinary shares of €0.16 each;
•	€1 028 568 split into 2 400 ordinary shares numbered 1 to 2 400, known as special shares; and
•	€113 599 014 split into several classes (4%, 6% and 7%) of cumulative preference shares (‘financing preference shares’).

The total number of voting rights attached to NV's outstanding shares is shown hereunder:

	Total number of votes		% of issued capital

1 714 727 700 ordinary shares	1 714 727 700	(a)	70.53
2 400 special shares	6 428 550		0.26
750 000 4% cumulative preference shares	200 906 250		8.26
161 060 6% cumulative preference shares	431 409 276		17.75
29 000 7% cumulative preference shares	77 678 312		3.20

(a)	Of which 81 337 992 shares were held in treasury and 40 958 255 shares were held in connection with share-based payments as at 31 December 2007.

Unilever Annual Report on Form 20-F 2007	41

Back to Contents

Report of the Directors continued

Corporate governance continued

NV may issue shares not yet issued and grant rights to subscribe for shares only pursuant to a resolution of the General Meeting of Shareholders or of another corporate body designated for such purpose by a resolution of the General Meeting. At the AGM held on 15 May 2007 the Board of Directors was designated, in accordance with Articles 96 and 96a of Book 2 of the Netherlands Civil Code, as the corporate body which is authorised until 15 November 2008 to resolve on the issue of – or on the granting of rights to subscribe for – shares not yet issued and to restrict or exclude the statutory pre-emption rights that accrue to shareholders upon issue of shares, on the understanding that this authority is limited to 10% of the issued share capital of the Company, plus an additional 10% of the issued share capital of the Company in connection with or on the occasion of mergers and acquisitions.

At the 2007 AGM the Board of Directors of NV was authorised, in accordance with Article 98 of Book 2 of the Netherlands Civil Code, until 15 November 2008 to cause the Company to buy in its own shares and depositary receipts therefor, within the limits set by law (10% of the issued share capital), either through purchase on a stock exchange or otherwise, at a price, excluding expenses, not lower than the nominal value of the shares and not higher than 10% above the average of the closing price of the shares on Eurolist by Euronext Amsterdam for the five business days before the day on which the purchase is made.

The above mentioned authorities are renewed annually.

PLC’s issued share capital on 31 December 2007 was made up of:

•	£40 760 420 split into 1 310 156 361 ordinary shares of 31/ 9p each; and
•	£100 000 of deferred stock.

The total number of voting rights attached to PLC’s outstanding shares are shown hereunder:

	Total number of votes		% of issued capital

1 310 156 361 ordinary shares	1 310 156 361	(a)	99.76
£100 000 deferred stock	3 214 285		0.24

(a)	Of which 11 556 216 shares were held by PLC in treasury and 37 973 522 shares were held by NV group companies or by share trusts as at 31 December 2007.

The Board of Directors of PLC under sections 80 and 89 of the UK Companies Act 1985 may, subject to the passing of the appropriate resolutions at a meeting of shareholders, issue shares within the limits prescribed within the resolutions. At the 2007 AGM the Directors were authorised to issue new shares pursuant to section 80 of that Act, limited to a maximum of £13 450 000 nominal value, and pursuant to section 89 of that Act, to disapply pre-emption rights up to approximately 5% of PLC’s issued ordinary share capital. These authorities are renewed annually.

At the 2007 AGM the Board of Directors of PLC was authorised in accordance with its Articles of Association to make market purchases of its ordinary shares within the limits prescribed within the resolution until the earlier of the 15 month anniversary after the passing of the resolution or the conclusion of the 2008 AGM.

Margarine Union (1930) Limited: Conversion Rights
The first Viscount Leverhulme was the founder of the company which became PLC. When he died in 1925, he left in his will a large number of PLC shares in various trusts.

When the will trusts were varied in 1983, the interests of the beneficiaries of his will were also preserved. Four classes of special shares were created in Margarine Union (1930) Limited, a subsidiary of PLC. One of these classes can be converted at the end of the year 2038 into 70 875 000 PLC ordinary shares of 3 1 / 9 p each. This currently represents 5.4% of PLC’s issued ordinary capital. These convertible shares replicate the rights which the descendants of the first Viscount would have had under his will. This class of the special shares only has a right to dividends in specified circumstances, and no dividends have yet been paid. PLC guarantees the dividend and conversion rights of the special shares.

Foundation Unilever NV Trust Office
As at 1 March 2008, around 74.48% of NV’s ordinary shares and around 33.71% of NV’s 7% cumulative preference shares were held by the Foundation Unilever NV Trust Office (Stichting Administratiekantoor Unilever N.V.), a trust office with a board independent from Unilever. As part of its corporate objects, the Foundation issues depositary receipts in exchange for these shares. These depositary receipts are listed on Euronext Amsterdam, as are the NV ordinary and 7% preference shares themselves.

Holders of depositary receipts can under all circumstances exchange their depositary receipts for the underlying shares (and vice versa).

Holders of depositary receipts are entitled to dividends that are paid on the underlying shares held by the Foundation.

The members of the board are Mr J H Schraven (Chairman), Mr P P de Koning, Prof Dr L Koopmans and Mr A A Olijslager. Their biographies can be found on the website of the Foundation www.administratiekantoor-unilever.nl

The Foundation reports periodically, but at least once a year, on its activities.

Voting by holders of depositary receipts
Although the depositary receipts themselves do not formally have voting rights, holders of depositary receipts are in practice equated with shareholders. Holders of depositary receipts can attend all NV’s General Meetings, either personally or by proxy, and will then automatically, without limitation and under all circumstances, receive a voting proxy on behalf of the Foundation to vote on the underlying shares.

Holders of depositary receipts not attending a shareholders’ meeting and who participate in the Dutch Shareholders’ Communication Channel can also issue binding voting instructions to the Foundation. The Foundation is obliged to follow these instructions. The same applies to all holders of depositary receipts who instruct the Foundation outside the Shareholders’ Communication Channel.

42	Unilever Annual Report on Form 20-F 2007

Back to Contents

Report of the Directors continued

Corporate governance continued

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

Unilever considers the arrangements of the Foundation appropriate and in the interest of NV and its shareholders given the voting rights attached to the financing preference shares and the relatively low attendance of the holders of the ordinary shares in its AGMs.

Foundation Unilever NV Trust Office’s shareholding
Foundation NV Trust Office’s shareholding fluctuates daily – its holdings on 1 March 2008 were:

•	NV ordinary shares of €0.16: 1 277 186 652 (74.48%);
•	NV 7% cumulative preference shares of €428.57: 9 776 (33.71%);
•	NV 6% cumulative preference shares of €428.57: 5 (0.00%); and
•	NV 4% cumulative preference shares of €42.86: 23 (0.00%).

Further information on the Foundation, its arrangements and its activities can be found on its website at www.administratiekantoor-unilever.nl

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

Further information can be found on our website and in ‘The Governance of Unilever’, the Boards’ own constitutional document. This describes the terms of reference of our Board Committees, including their full responsibilities. It will be kept up to date with changes in our internal constitutional arrangements that our Boards may make from time to time and it is available on our website at www.unilever.com/Investorcentre/corpgovernance

Following implementation of the EU Takeover Directive, certain information is required to be disclosed in relation to control and share structures and interests of NV and PLC. Such disclosures, which are not covered elsewhere in this Annual Report on Form 20-F, include the following:

•	there are no requirements to obtain the approval of NV or PLC, or of other holders of securities in NV or PLC, for a transfer of securities;

•	the Trustees of the PLC employee share trusts may vote or abstain in any way they think fit and in doing so may take into account both financial and non-financial interests of the beneficiaries of the employee share trusts or their dependents;

•	there are no arrangements by which, with NV or PLC's co- operation, financial rights carried by securities are held by a person other than the holder of securities;

•	NV and PLC are not aware of any agreements between holders of securities which may result in restrictions on the transfer of securities or on voting rights;

•	neither NV or PLC are parties to any significant agreement which include provisions that take effect, alter or terminate such an agreement upon a change of control following a takeover bid; and

•	NV and PLC do not have any agreements with any Director or employee that would provide compensation for loss of office or employment resulting from a takeover except that most of Unilever's share schemes contain provisions which operate in the event of a takeover of Unilever, which provisions may for instance cause options or awards granted to employees under such schemes to vest after a takeover or be exchanged into new awards for shares in another entity.

Requirements – the Netherlands

General
 NV is required to state in its Annual Report and Accounts whether it complies or will comply with the Principles (‘P’) and best practice provisions (‘bpp’) of the Dutch Corporate Governance Code (the Dutch Code) and, if it does not comply, to explain the reasons for this. As will be clear from the preceding description of our governance arrangements, NV complies with almost all of the principles and best practice provisions of the Dutch Code. The text that follows sets out areas of non-compliance, as well as certain statements that the Dutch Code invites us to make to our shareholders that are not included elsewhere in this Annual Report on Form 20-F.

Unilever Annual Report on Form 20-F 2007	43

Back to Contents

Report of the Directors continued

Corporate governance continued

Board and Committee structures
NV is a multinational company with activities and shareholders located all over the world. It has a one-tier board, consisting of both Executive and, as a majority, Non-Executive Directors. We achieve compliance of our board arrangements with the Dutch Code, which is for the most part based on the customary two-tier structure in the Netherlands, by, as far as is possible and practicable, applying the provisions of the Dutch Code relating to members of a management board to our Executive Directors and the provisions relating to members of a supervisory board to our Non-Executive Directors. Management tasks not capable of delegation are performed by the Board. Reference is made to Ps II and III and corresponding bpps. Reference is also made to the UK Combined Code on Corporate Governance, which is fully tailored to the one-tier board model (see page 33).

Risk management and control
Reference is made to pages 13 and 14 where Unilever’s control framework is described. This incorporates risk management, internal control procedures and disclosure controls and procedures. Our procedures cover financial, operational, social, strategic and environmental risks and regulatory matters. They are in line with the latest recommendations of ‘Internal Control – Revised Guidance for Directors on the Combined Code’ published by the Internal Control Working Party of the Institute of Chartered Accountants in England and Wales in October 2005 (‘The Turnbull Guidance’) and in line with the Recommendations of the Dutch Monitoring Committee. On pages 13 and 14 we have identified certain specific risks that are areas of focus in 2008. Unilever has designed its internal risk management and control systems to provide reasonable (not absolute) assurance to ensure compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures.

The Board considers that the internal risk management and control systems are appropriate for our business and in compliance with bpp II.1.3.

In bpp II.1.4 the Dutch Code invites our Board to make a statement on our internal risk management and control systems. In its reports, published on 20 December 2005 and 19 December 2007, the Dutch Corporate Governance Code Monitoring Committee has made recommendations concerning the application of this best practice provision. In accordance with its recommendation and in the light of the above, the Board believes that, as regards financial reporting risks:

•	the risk management and control systems provide reasonable assurance that the Annual Report does not contain any material inaccuracies;
•	the risk management and control systems have worked properly in 2007;
•	there are no indications that the risk management and control systems will not work properly in 2008;
•	no material failings in the risk management and control systems were discovered in the year under review or the current year up to the date of signing of these accounts;

and, as regards operational, strategic, legislative and regulatory risks:

•	no material failings in the risk management and control systems were discovered in the year under review.

This statement is not a statement in accordance with the requirements of Section 404 of the US Sarbanes-Oxley Act 2002.

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

Severance pay
It is our policy to set the level of severance payments for Directors at no more than one year’s salary, unless the Board, at the proposal of the Remuneration Committee, finds this manifestly unreasonable given circumstances or unless otherwise dictated by applicable law (bpp II.2.7).

Regulations for transactions in securities in other companies
The Dutch Code recommends that a director shall give periodic notice of any changes in his holding of securities in other Dutch listed companies (bpp II.2.6 and bpp III.7.3) . We are a multinational company operating all over the world and our Directors come from a wide variety of countries. We therefore have a broader more general requirement for our Directors, requiring them, upon request, to disclose to the compliance officer their holdings and transactions in securities in any listed company.

Conflicts of interest
In the event of a (potential) conflict of interest, the provisions of the Dutch Code (P II.3 and III.6) are applied. Conflicts of interest are not understood to include transactions and other activities between companies in the Unilever Group.

Financing preference shares
NV issued 4%, 6% and 7% cumulative preference shares between 1927 and 1970. Their voting rights are based on their nominal value, as prescribed by Dutch law. The Dutch Code recommends that the voting rights on such shares should, in any event when they are newly issued, be based on their economic value rather than on their nominal value (bpp IV.1.2) . NV agrees with this principle but cannot unilaterally reduce voting rights of its outstanding preference shares.

Anti-takeover constructions and control over the company
With reference to bpp IV.3.9, NV has no anti-takeover constructions, in the sense of constructions that are intended solely, or primarily, to block future hostile public offers for its shares. Nor does NV have any constructions whose specific purpose is to prevent a bidder, after acquiring 75% of the capital, from appointing or dismissing members of the Board and subsequently altering the Articles of Association. The acquisition through a public offer of a majority of the shares in a company does not under Dutch law preclude in all circumstances the continued right of the Board of the company to exercise its powers.

44	Unilever Annual Report on Form 20-F 2007

Back to Contents

Report of the Directors continued

Corporate governance continued

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

Requirements – the United Kingdom
PLC is required, as a company that is incorporated in the UK and listed on the London Stock Exchange, to state how it has applied the principles and how far it has complied with the provisions set out in Section 1 of the 2006 UK Combined Code on Corporate Governance (‘the Combined Code’).

In the preceding pages we have described how we have applied the principles and the provisions in the Combined Code. In 2007, Unilever complied with the Combined Code except in the following areas:

•	Since the 2007 AGMs, Michael Treschow has been Unilever’s first independent Non-Executive Chairman. His predecessor, Antony Burgmans, was not considered to be independent during his period as Chairman of Unilever, as he was before May 2005 an Executive Director.

•	The Remuneration Committee, following the stepping down from that committee by Jean-Cyril Spinetta upon his retirement as a Non-Executive Director of Unilever in September 2007, has had two independent Non-Executive Directors on its membership. Michael Treschow was appointed a member of the Remuneration Committee in February 2008. The Committee and the Board are currently working to replace Jean-Cyril Spinetta with a new Non-Executive Director.

•	Due to the requirement for Unilever to hold two AGMs for its respective companies on consecutive days, it may not always be possible for all Directors, and possibly the Chairmen of the Audit, Remuneration and Nomination Committees, to be present at both meetings. The Chairman ensures that a majority of Directors attend both meetings and that at least one member of each Committee attends each AGM.

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

We have complied with the requirements concerning corporate governance that were in force during 2007. Attention is drawn in particular to the remit of the Audit Committee on page 37 and the Report of the Audit Committee on page 62.

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

The Code of Ethics applies to the senior executive, financial and accounting officers and comprises the standards prescribed by the SEC, and a copy has been posted on our website at
www.unilever.com/investorcentre/corpgovernance

The Code of Ethics comprises an extract of the relevant provisions of Unilever’s Code of Business Principles and the more detailed rules of conduct that implement it. The only amendment to these pre-existing provisions and rules that was made in preparing the Code of Ethics was made at the request of the Audit Committee and consisted of a strengthening of the explicit requirement to keep proper accounting records. No waiver from any provision of the Code of Ethics was granted to any of the persons falling within the scope of the SEC requirement in 2007.

We are required by US securities laws and the Listing Standards of the New York Stock Exchange to have an Audit Committee that satisfies Rule 10A-3 under the Exchange Act and the Listing Standards of the New York Stock Exchange (NYSE). We are fully compliant with these requirements. We are also required to disclose any significant ways in which our corporate governance practices differ from those typically followed by US companies listed on the NYSE. In addition to the information we have given you in this document about our corporate governance arrangements, further details are provided in ‘The Governance of Unilever’, which is on our website at
www.unilever.com/investorcentre/corpgovernance

We are fully compliant with the Listing Standards of the New York Stock Exchange applicable to foreign private issuers. Our corporate governance practices do not significantly differ from those followed by US companies listed on the New York Stock Exchange.

We also confirm that our shareholders have the opportunity to vote on equity compensation plans.

Unilever Annual Report on Form 20-F 2007	45

Back to Contents

Report of the Directors continued

Corporate governance Biographical details

Chairman

Michael Treschow1,2
Nationality: Swedish. Aged 64. Chairman since May 2007. Chairman, Telefonaktiebolaget L M Ericsson. Non-Executive Director, ABB Group. Board member, Knut and Alice Wallenberg Foundation. Chairman, AB Electrolux 1997-2007 and Confederation of Swedish Enterprise 2004-2007.

Vice-Chairman

The Lord Simon of Highbury CBE3,4,5
Nationality: British. Aged 68. Appointed 2000. Non-Executive Director, Suez Group. Director, CEPS, Belgium. Member of the International Advisory Council, FITCH, France. Member of the International Advisory Board, Dana Gas Corporation. Senior Advisor, Morgan Stanley International. UK Government Minister 1997-1999. Group Chief Executive, BP p.l.c. 1992-1995 and Chairman 1995-1997.

Executive Directors

Patrick Cescau
Group Chief Executive
Nationality: French. Aged 59. Group Chief Executive since April 2005. Joined Unilever 1973. Appointed Director 4 May 1999. Previous posts include: Chairman, Unilever PLC and Vice-Chairman, Unilever N.V. 2004-2005. Foods Director 2001. Financial Director 1999. Controller and Deputy Financial Director 1998-1999. President, Lipton USA 1997-1998. President and CEO, Van den Bergh Foods USA 1995-1997. Chairman, Indonesia 1991-1995. External appointments include: Non-Executive Director, Pearson plc.

Kees van der Graaf
President Europe
Nationality: Dutch. Aged 57. President Europe since April 2005. Joined Unilever 1976. Appointed Director 12 May 2004. Previous posts include: Foods Director 2004, Business Group President, Ice Cream and Frozen Foods 2001. Executive Vice-President, Foods and Beverages Europe 1998. Senior Vice-President, Global Ice Cream category 1995. External appointments include: Board member, ECR (Efficient Consumer Response). Member, Supervisory Boards of ANWB Club (Algemene Nederlandse Wielrijdersbond) and ANWB B.V.

Ralph Kugler6
President Home and Personal Care
Nationality: British. Aged 52. President Home and Personal Care since April 2005. Joined Unilever 1979. Appointed Director 11 May 2005. Previous posts include: President Home and Personal Care Europe 2001. Business Group President, Latin America 1999. Chairman, Unilever Thai Holdings 1995. Chairman, Unilever Malaysia 1992. External appointments include: Non-Executive Director, InterContinental Hotels Group PLC.

Non-Executive Directors

Professor Genevieve Berger6
Nationality: French. Aged 53. Appointed 2007. Professor, Medical University Teaching Hospital, Paris. Member, Technical Committee, Institute of Electrical and Electronics Engineers (IEEE). Chairman, Advisory Board, Health for the European Commission. Director, Biotech and Agri-Food Department 1998-2000 and Director of Technology 2000, the French Ministry for Education. Director General, National Centre for Scientific Research (CNRS), France 2000-2003.

The Rt Hon The Lord Brittan of Spennithorne QC, DL7
Nationality: British. Aged 68. Appointed 2000. Vice-Chairman, UBS Investment Bank and Chairman, UBS Limited. Director, UBS Securities Company Limited. Member, International Advisory Committee of Total. Member, European Commission and Vice-President 1989-1999. Member, UK Government 1979-1986. Home Secretary 1983-1985 and Secretary of State for Trade and Industry 1985-1986.

Professor Wim Dik8
Nationality: Dutch. Aged 69. Appointed 2001. Professor at Delft University of Technology. Chairman, Supervisory Boards of Tele Atlas N.V., Zesko Holding B.V. and Chairman, Advisory Board of Spencer Stuart Netherlands. Non-Executive Director, Aviva plc, LogicaCMG plc and Stage Entertainment B.V. Chairman and CEO, Koninklijke PTT Nederland (KPN) 1988-1998 and Koninklijke KPN N.V. (Royal Dutch Telecom) 1998-2000. Minister for Foreign Trade, Netherlands 1981-1982.

Charles Golden8
Nationality: American. Aged 61. Appointed 2006. Executive Vice-President, Chief Financial Officer and Director, Eli Lilly and Company 1996-2006. Non-Executive Director, Clarian Health Partners, Hillenbrand Industries, Inc. and Eaton Corporation. Member of Finance Committee, Indianapolis Museum of Art.

Byron Grote8
Nationality: American/British. Aged 60. Appointed 2006. Chief Financial Officer, BP p.l.c.

Narayana Murthy6
Nationality: Indian. Aged 61. Appointed 2007. Chairman, Asia Business Council, Indian Institute of Information Technology and Infosys Technologies Limited. Director, DBS Bank, DBS Group Holdings, Infosys Consulting, Inc., Infosys Technologies (China) Company Limited, New Delhi Television Ltd.

Hixonia Nyasulu6
Nationality: South African. Aged 53. Appointed 2007. Non-Executive Director, Barloworld Ltd, JP Morgan SA, Sasol Ltd and Tongaat-Hulett Group Ltd. Member, Banking Enquiry Panel, South African Competition Commission.

Kees Storm9
Nationality: Dutch. Aged 65. Appointed 2006. Chairman, Executive Board, AEGON N.V. 1993-2002. Chairman, Supervisory Board KLM Royal Dutch Airlines N.V. Board member and Chairman of Audit Committee, InBev S.A. Board member and Audit Committee member, Baxter International, Inc. Member, Supervisory Board, Pon Holdings B.V. Member, Supervisory Board, AEGON N.V.

Jeroen van der Veer1,2
Nationality: Dutch. Aged 60. Appointed 2002. Chief Executive Royal Dutch Shell plc. Former Member, Supervisory Board of De Nederlandsche Bank N.V. 2000-2004.

1	Member Nomination Committee	6	Member Corporate Responsibility and Reputation Committee
2	Member Remuneration Committee	7	Chairman Corporate Responsibility and Reputation Committee
3	Chairman Nomination Committee	8	Member Audit Committee
4	Chairman Remuneration Committee	9	Chairman Audit Committee
5	Senior Independent Director

46	Unilever Annual Report on Form 20-F2007

Back to Contents

Report of the Directors continued

Corporate governance Biographical details continued

Unilever Executive (UEx)*

Patrick Cescau
Group Chief Executive
(see previous details on page 46)

Vindi Banga
President Foods
Nationality: Indian. Aged 53. Appointed President Foods April 2005. Joined Unilever 1977. Previous posts include: Business Group President Home and Personal Care, Asia 2004 in addition to Non-Executive Chairman, Hindustan Lever 2004-2005. Chairman and Managing Director, Hindustan Lever 2000-2004.

Kees van der Graaf
President Europe
(see previous details on page 46)

Ralph Kugler
President Home and Personal Care
(see previous details on page 46)

James Lawrence**
Chief Financial Officer
Nationality: American. Aged 55. Appointed Chief Financial Officer 1 September 2007. External appointments include: Non-Executive Director, British Airways Plc and Avnet, Inc. Previous posts include: various senior positions at General Mills, Inc. 1998-2007, including Vice Chairman 2006-2007, Executive Vice President-International 2000-2006 and Chief Financial Officer 1998-2007, Executive Vice President and CFO, Northwest Airlines 1996-1998, President and CEO, Pepsi-Cola International (Asia, Middle East, Africa) 1992-1996, and Chairman, LEK Partnership 1983-1992.

Harish Manwani
President Asia Africa
Nationality: Indian. Aged 54. Appointed President Asia Africa April 2005. Joined Unilever 1976. He is also Non-Executive Chairman, Hindustan Lever. Previous posts include: Business Group President, Home and Personal Care, North America 2004. Business Group President, Home and Personal Care, Latin America 2001 and Senior Vice President, Hair Care and Oral Care 2000.

Sandy Ogg
Chief Human Resources Officer
Nationality: American. Aged 54. Appointed Chief HR Officer April 2005. Joined Unilever 2003. Previous posts include: SVP Human Resources, Foods 2003. Prior to joining Unilever he worked for Motorola as SVP, Leadership, Learning and Performance Management.

Michael Polk
President Americas
Nationality: American. Aged 47. Appointed March 2007. External appointments include: Director, Grocery Manufacturers of America and Food Products Association, GS1, Retail Industry Leaders Association, and Yellowstone National Park Foundation. Prior to joining Unilever he was at Kraft Foods as President, Biscuits and Snacks Sector and President, Asia Pacific Region.

*	UEx members are treated as executive officers and senior management for US purposes and key management personnel for IFRS purposes. All members of the UEx have existing agreements with varying terms, however, all agreements include a notice period of twelve months. Details of the remuneration paid and share awards are shown in aggregate in note 31 on page 120.

* *	James Lawrence will be proposed for election as an Executive Director at the 2008 AGMs.

Unilever Annual Report on Form 20-F2007	47

Back to Contents

Report of the Directors continued

Report of the Nomination Committee

Terms of Reference
The Nomination Committee comprises two Independent Non-Executive Directors and the Chairman. It is chaired by David Simon, Vice Chairman and Senior Independent Director. Its other members are Michael Treschow and Jeroen van der Veer. The Group Secretary acts as secretary to the Committee.

The Committee is responsible for drawing up selection criteria and appointment procedures for Directors. Under Unilever’s corporate governance arrangements all Executive and Non-Executive Directors offer themselves for election each year at the Annual General Meetings, unless they are retiring. The Nomination Committee is responsible for recommending candidates for nomination as Executive Directors, including Group Chief Executive, and Non-Executive Directors each year. The Committee does so on the basis of an evaluation of the Boards, its Committees and its individual members. The Committee periodically assesses the size and the composition of the Board, and makes proposals for the composition profile of the Board.

After Directors have been appointed by shareholders the Committee recommends to the Board candidates for election as Chairman and Vice-Chairman.

In addition to its responsibility for succession planning within and to the Board, under its Terms of Reference the Committee has responsibility for supervising the policy of the Group Chief Executive on the selection criteria and appointment procedures for senior management.

The Committee keeps oversight of all matters relating to corporate governance and brings any issues to the attention of the Boards. The Committee’s full Terms of Reference and the information used by it for succession planning are available on our website www.unilever.com/investorcentre/corpgovernance

Process for the appointment of Directors
Unilever has formal procedures for evaluation of the Boards, the Board Committees and the individual Directors. The results of the evaluations are provided to the Committee when it discusses the nominations for election as Directors. All Directors offer themselves for re-election every year, unless they are retiring.

Where a vacancy arises on the Boards, the Committee seeks the services of specialist recruitment firms and other external experts to assist in finding individuals with the appropriate skills and expertise.

In nominating Directors to the Boards, the Committee follows the agreed Board Profile of potential Non-Executive Directors, which takes into account the roles of Non-Executive Directors set out in the Dutch Corporate Governance Code and the UK Combined Code on Corporate Governance. Under the terms of the Governance of Unilever the Boards should comprise a majority of Non-Executive Directors and the Profile provides that three of these have strong financial experience, and staff the Audit Committee. To represent Unilever’s areas of interest, the Profile also indicates there should be a strong representation from Developing and Emerging markets as well as from Europe and North America. Non-Executives should be independent of Unilever and free from any conflicts of interest.

The Profile looks at diversity in terms of nationality, race, gender and relevant expertise and directs that, wherever possible, the Boards should reflect Unilever’s consumer base. For more details see www.unilever.com/investorcentre/corpgovernance

Activities of the Committee during the year
The Committee met six times in 2007. David Simon and Jeroen van der Veer attended all meetings. The other Committee members attended all meetings that they were eligible to attend, except Jean-Cyril Spinetta who attended three out of four meetings he was eligible to attend.

The Committee proposed the nomination of all Directors offering themselves for re-election at the 2007 AGMs. In 2007, the Committee also proposed the nomination of the new Chairman, and three new Non-Executive Directors. These were Michael Treschow, Genevieve Berger, Narayana Murthy and Hixonia Nyasulu respectively.

Michael Treschow is the first person from outside Unilever to hold the office of Chairman and, following the restructuring of the Boards in recent years, is the first independent, Non-Executive Chairman. Michael has been a member of the Nomination Committee since June 2007.

The three new Non-Executive Directors appointed in 2007 were chosen specifically to strengthen the Boards’ knowledge in IT and science as well as to increase representation from the D&E markets and enhance diversity of both background and expertise. All three Non-Executive Directors are members of the Corporate Responsibility and Reputation Committee.

In 2007 an outside executive search firm was engaged to identify candidates for the role of Chief Financial Officer, following the retirement of Rudy Markham at the 2007 AGMs. Jim Lawrence was chosen by the Boards, through the selection process, to become Chief Financial Officer with effect from 1 September 2007, and he will be nominated for election as an Executive Director at the 2008 AGMs.

Following the appointment of an outside consultant to support the 2006 evaluation process, an internal review was undertaken during 2007 in relation to the evaluation of the Boards, the Chairman, the individual Directors and the Board Committees based on the completion of a questionnaire.

The Committee discussed general matters of succession planning and talent management with the Group Chief Executive. The Committee reviewed and agreed new the terms of appointment of Non-Executive Directors in line with best practice.

Changes to composition
Antony Burgmans left the Committee when stepping down as Chairman in May 2007 and Jean-Cyril Spinetta stepped down when he resigned as a Director in September 2007. Michael Treschow was appointed to the Committee on 27 June 2007. At all times, the majority of the Nomination Committee consisted of independent Non-Executive Directors.

The Board evaluated the performance of the Committee and the Committee carried out a self assessment of its performance.

David Simon Chairman of the Nomination Committee
Michael Treschow
Jeroen van der Veer

48	Unilever Annual Report on Form 20-F2007

Back to Contents

Report of the Directors continued

Report of the Remuneration Committee

During 2007, the Committee continued to progress on the five strategic principles that serve as the platform for Unilever's approach to remuneration for the Unilever Executive. These principles not only pertain to our Executive Directors but to all Unilever's leadership levels. They provide the basis for our remuneration structure as explained in greater detail in the following pages, and direct that pay should be:

•	aligned with shareholders' interests;
•	robustly linked to performance;
•	aligned with strategic priorities;
•	market competitive; and
•	easy to understand and communicate.

The overriding objective is to ensure that Unilever recruits and retains the best performers, and effectively incentivises them to achieve superior results. It is also our aim to manage the differing elements of total remuneration in a fully integrated manner.

During 2007 these five principles provided the foundation for important changes to the level and structure of Unilever’s incentive plans. At our 2007 AGMs, shareholders approved the introduction of a new share-based incentive plan which appropriately aligned our programme with our peer company market. The Committee also increased the annual incentive opportunity for Executive Directors while leaving base salary levels unchanged. Together, these changes have placed a greater emphasis on performance-based rewards relative to fixed pay, and play a critical role in driving improved business results.

During the second half of 2007, Jim Lawrence was appointed as Chief Financial Officer of Unilever. Jim Lawrence’s election to the Boards is subject to shareholders’ approval at the AGMs in May 2008. However, in the interests of transparency and good governance, a summary of his remuneration arrangements has been included in this year’s report.

The year 2007 marked a continuation of the Group’s momentum of improved performance. The focus on growth priorities, together with stronger innovation, improved speed to market and better in-market execution, has delivered consistent, and we believe sustainable, growth. Underlying operating margins have improved and a strong start was made in implementing an acceleration to the implementation of the One Unilever reorganisation programme.

Based on the performance over 2007 the annual incentive awards were on average 128% of base salary across the Unilever Executive team. A Global Performance Share Plan (GPSP) long-term incentive award will vest in 2008 for 121% based on the performance period 2005 – 2007. The minimum vesting level for the performance period 2005 – 2007 was in 2005 set at 2% per annum average underlying sales growth (USG) and €12.2 billion ungeared free cash flow (UFCF), whereas up to 200% could vest for USG exceeding 4% per annum and with UFCF more than €13.2 billion. Targets were set before the disposal of European Frozen Foods and before the disposal of UCI. The targets have been adjusted by the impacts of these disposals. A total shareholder return (TSR) long-term incentive award will also vest in 2008. The vesting was 50% for the performance period 2005 to 2007. Unilever ranked 8th within the comparator group of peer companies (see page 51).

Over the three years to December 2007 Unilever has created more than €20 billion of shareholder value. Looking forward to 2008, we expect the Group leadership to deliver improvement against our longer-term objectives and, as a result, our shareholders and our executives will be duly rewarded.

In September 2007, Jean-Cyril Spinetta stepped down as a Non-Executive Director for personal reasons. We would like to take this opportunity to thank Jean-Cyril for his contributions to Unilever and our Committee. His wise counsel and experience have been most helpful. We wish him all the best for the future. We are currently working to replace Jean-Cyril with a new recruit for our Committee during 2008.

Michael Treschow was also appointed a member of our Committee on 6 February 2008.

David Simon Chairman of the Remuneration Committee
Jeroen van der Veer

Definition of auditable part of the Report of the Remuneration Committee
In compliance with the UK Directors’ Remuneration Report Regulation 2002, and under Title 9, Book 2 of the Civil Code in the Netherlands, the auditable part of the report of the Remuneration Committee comprises the ‘Aggregate remuneration for Executive Directors’ on page 53, the ‘Remuneration for individual Executive Directors’ on page 53, the ‘Executive Directors’ Global Share Incentive Plan and the ‘Executive Directors’ Global Performance Share Plan’ on page 54, the ‘Executive Directors’ conditional share awards under the TSR Long-Term Incentive Plan’ on page 55, the ‘Executive Directors’ Share Matching Plan’ on page 55, ‘Executive Directors’ share options’ on page 56, ‘Executive Directors’ pensions’ on page 57, ‘Executive Directors’ interests – share capital’ on page 58, ‘Non-Executive Directors’ remuneration’ on page 59 and ‘Non-Executive Directors’ interests – share capital’ on page 60.

Unilever Annual Report on Form 20-F 2007	49

Back to Contents

Report of the Directors continued

Report of the Remuneration Committee continued

Remuneration policy

Unilever reward policy table 2007

Element	Payment vehicle	Value determination	Plan objectives/Key drivers

FIXED

Base salary	Cash	Market median	Attraction and retention of high performing executives

Pension	Cash	Directors stay in their home country pension fund or an alternative of similar value Bonus not pensionable	Attraction and retention of high performing executives

VARIABLE		Indicative levels at face value as % of base pay

Annual incentive	Cash (75%)	Executive Directors: target 87% (range 0% – 150%) Group Chief Executive: target 113%	Delivery of trading contribution (Unilever’s primary internal measure of economic value added – see page 51) and top-line growth targets
	Shares (25%)	(range of 0% – 200%)
Individual responsibility for key Unilever business
objectives

Global Share	Shares	Grant level for Executive Directors: up to 120%	Shareholder return at upper half of peer group
Incentive Plan		in 2007 (from 2008 onwards up to 180%	(see page 51)
is allowable)
Top-line revenue growth as essential to Unilever’s
		Grant level for Group Chief Executive: up to 135%	long-term value creation
(from 2008 onwards up to 200% is allowable)
Ungeared Free Cash Flow as the basic driver of
		In exceptional circumstances the committee may	Unilever’s shareholder returns
exceed the limits
Vesting level: 0% – 200% of grant

Share Matching	Shares	25% of annual incentive is paid in shares,	Alignment with shareholders’ interests
Plan		these shares are matched one for one

A significant proportion of the Executive Directors’ total reward is linked to a number of key measures of Group performance to create alignment with strategy, business priorities, and shareholder value.

The total remuneration package for Executive Directors is intended to be competitive in a global market, with a strong emphasis on performance related pay.

Internal and external comparisons are made with the reward arrangements for other senior executives within Unilever to support consistent application of Unilever’s executive reward policies.

In setting targets for the performance measures, the Committee is guided by what would be required to deliver top third shareholder value. This is reflected in both the short-term and long-term performance targets.

50	Unilever Annual Report on Form 20-F 2007

Back to Contents

Report of the Directors continued

Report of the Remuneration Committee continued

Base salary
The Remuneration Committee reviews base salary levels annually, taking into account external benchmarks within the context of Group and individual performance.

The Committee decided not to increase the salaries in 2007 in order to place more emphasis on performance related pay and less on fixed pay.

Annual incentive
The annual incentive plan rewards Executive Directors for the delivery of trading contribution (Unilever’s primary internal measure of economic value added) and top-line growth targets, as well as for their individual contribution to Unilever’s business strategy.

In 2007 the Remuneration Committee reviewed annual incentive levels in light of the strategic remuneration principles. Given the desire to enhance the focus on performance-linked pay and to ensure arrangements are market competitive, the Committee decided to increase annual incentive opportunities. In 2007 the opportunity for Executive Directors was increased to a maximum of 150% of base salary and for the Group Chief Executive up to 200%. Up to 120% of salary will be based on Unilever’s business results targets (133.3% for Group Chief Executive) and a maximum of 30% of salary will be based on individual business targets (66.7% for Group Chief Executive). The target levels are around 60% of maximum. Aggressive business targets mean that maximum levels are only payable for exceptional performance.

The performance criteria for the annual incentive are:

•	trading contribution: Unilever’s primary internal measure of economic value added. It is calculated from Trading Result after a deduction for tax and a charge for asset use. (Trading result is the internal management measure of profit that is the most consistent with operating profit). Increases in trading contribution reflect the combined impact of top-line growth, margin improvement and capital efficiency gains. It is well aligned with our objective of a progressive improvement in return on invested capital and with shareholder value creation;

•	underlying sales growth: focus on the organic growth of Unilever’s turnover; and

•	individual business and leadership targets: tailored to each individual’s responsibilities to deliver certain business objectives supporting the strategy. Individual contribution is assessed against robustly set measures and targets to ensure both objectivity and ‘stretch’.

Achievement of targets is measured at the end of the year and the payment takes place the following March. 25% of the annual incentive is delivered to the Executive Directors in the form of shares in NV and PLC, which are matched by a conditional award of ‘matching shares’, as further described under the section on long-term incentives below.

Long-term incentives
At the 2007 AGM’s, shareholders approved the new Unilever Global Share Incentive Plan (GSIP) for employees and Executive Directors.

The new plan supports the Committee’s strategic remuneration principles for executives. The number of shares vesting is linked to improvements in Unilever’s performance over a three-year period. The plan integrates and replaces two previous long-term plans, the Global Performance Share Plan and TSR Long-Term Incentive Plan, making Unilever’s long-term arrangements simpler and easier to understand.

The long-term incentive for Executive Directors now consists of two elements, both of which are delivered in shares:

•	Global Share Incentive Plan; and
•	Share Matching Plan (linked to annual incentive).

Executive Directors are required to demonstrate a significant personal shareholding commitment to Unilever. Within five years of appointment, they are expected to hold shares worth 150% of their annual base salary. This reinforces the link between the executives and other shareholders.

Global Share Incentive Plan (GSIP)
Under the GSIP, annual awards of shares in NV and PLC are granted to Executive Directors. The actual number of shares received at vesting after three years depends on the satisfaction of performance conditions.

For the 2007 awards, the vesting of shares is conditional on the achievement of three distinct performance conditions over the performance period. The performance period is the three-year period which began on 1 January 2007 and ends on 31 December 2009.

The vesting of 40% of the shares in the award is based on a condition measuring Unilever’s relative total shareholder return (TSR) against a comparator group of 20 other companies over that three-year period. TSR measures the return received by a shareholder, capturing both the increase in share price and the value of dividend income (assuming dividends are reinvested). The TSR results are compared on a single reference currency basis. No shares (in the portion of the award subject to TSR) will vest if Unilever is ranked below position 11 of the TSR ranking table over the three-year period. 50% of the shares will vest if Unilever is ranked 11th among the peer group, 100% if ranked 7th, and 200% will vest if Unilever is ranked 3rd or above in the table. Straight-line vesting will occur between these points.

The TSR peer group is as follows:

Avon	Kraft
Beiersdorf	Lion
Cadbury Schweppes	L’Oréal
Clorox	Nestlé
Coca-Cola	Orkla
Colgate	PepsiCo
Danone	Procter & Gamble
Heinz	Reckitt Benckiser
Kao	Sara Lee
Kimberly-Clark	Shiseido

Unilever Annual Report on Form 20-F 2007	51

Back to Contents

Report of the Directors continued

Report of the Remuneration Committee continued

The vesting of a further 30% of the shares in the award is conditional on achieving an underlying sales growth target.

The vesting of the final 30% of the shares in the award is conditional on achieving an ungeared free cash flow target which is the basic driver of the returns that Unilever is able to generate for shareholders.

Vesting of the business performance-focused parts of an award depends on meeting challenging objectives. There will be no vesting if performance is below the minimum of the range, 25% vesting for achieving minimum, and 200% vesting only at or substantially above the top end of the range.

Performance for each condition will be assessed independently from the other conditions over the performance period. Shares will only vest if and to the extent that the respective performance conditions are satisfied. There will be no re-testing.

Target and actual performance levels will be shown in the Remuneration Report detailing the number of awards that have actually vested.

Share Matching Plan (linked to the annual incentive) The Share Matching Plan enhances the alignment with shareholders’ interests and supports the retention of key executives. In addition, the necessity to hold the shares for a minimum period of three years supports the shareholding requirements.

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

Executive Directors’ pensions
The policy beginning in 2007 is that new Executive Directors will be members of the all-employee pension arrangement in their home country (or an alternative of similar value) and will pay employee contributions at the same rate as other employees in that arrangement.

Executive Directors appointed prior to 2007 have a defined benefit pension of two-thirds of final salary, payable at retirement from age 60. Annual incentive is not pensionable except for Executive Directors appointed prior to the change of policy in 2005 (Patrick Cescau, Kees van der Graaf and Rudy Markham who retired in 2007) for whom annual incentive is pensionable up to a maximum of 20% of base salary.

Other benefits and allowances
Executive Directors enjoy similar benefits to those enjoyed by many other employees of Unilever.

Serving as non-executive on the Board of another company
Some of the Executive Directors serve as a non-executive on the Board of another company. In 2007 Unilever required that all remuneration and fees earned from outside directorships are paid directly to Unilever.

This policy has been amended in 2008 (see Outside appointments on page 36).

Arrangements for Jim Lawrence
Jim Lawrence joined Unilever in September 2007 as Chief Financial Officer. He will be proposed for election to the Boards of NV and PLC at the AGMs in May 2008. Given Unilever’s objective of balancing remuneration more clearly towards performance linked variable pay the agreed package follows this policy direction. His salary in 2007 was set at US $1 100 000 per annum; the maximum annual incentive in 2007 was 150% of salary and the grant under the GSIP in 2007 was 49 962 each of NV shares and PLC shares. He will be in a pension plan similar to that of Unilever in the USA, which is a defined contribution plan.

To compensate for the forfeiture of incentives from his former employer, a cash allowance was paid on appointment of US $1 million (with a pro rata claw back over 3 years) and restricted shares of 35 565 each of NV and PLC were granted (at award value US $2.5 million). These will vest one-third after one year of service, one-third after two years of service and one-third after 3 years of service.

Jim Lawrence has purchased 295 508 NV shares and 240 000 PLC ADRs.

Future developments
The Remuneration Committee continues to monitor trends and changes in the market. It keeps a watching brief on the continuing alignment between Unilever’s strategic objectives and the reward policy for Executive Directors.

From 1 January 2008, the UK all-employee pension plan benefit for new hires changed from final salary to a combination of career average earnings (up to a limit of £38 000) and defined contribution above the limit. Existing employees are being given the option to move to the new plan or to remain in the previous plan (subject to certain changes including paying higher individual contributions). The latter impacts the UK-based Executive Directors Patrick Cescau and Ralph Kugler.

The performance range for the GSIP (Global Share Incentive Plan) 2008 award (performance period 2008 - 2010) will be 4% - 6.4% per annum in respect of average underlying sales growth and €10.5 billion - €15.5 billion for cumulative ungeared free cash flow.

52	Unilever Annual Report on Form 20-F 2007

Back to Contents

Report of the Directors continued

Report of the Remuneration Committee continued

Remuneration information for 2007
The following section contains detailed information and commentary on the Executive Directors’ annual remuneration, long-term incentives, pension benefits and share interests in respect of 2007.

Aggregate remuneration for Executive Directors
The following table gives details of the aggregate remuneration (including value of the vesting of matching shares and exercise of options) as a group.

	2007	2006
	€ ’000	€ ’000

Annual emoluments

Base salary	3 491	4 061
Allowances and other payments	221	913
Benefits	82	111
Performance-related payments (annual incentive)	4 865	2 409

Sub-total of annual emoluments	8 659	7 494
Other income arising from vesting/exercise of long-term incentives(a)
Gains on exercise of share options	50	427
Vesting of matching shares	230	566
Vesting of awards under TSR Long-Term Incentive Plan	–	–

Total of annual emoluments and other income arising from long-term incentives	8 939	8 487

(a)	Includes the gains realised in 2007 following the exercise of share options granted in earlier years and the value of matching shares vested in 2007.

Comments on base salary
In 2007, base salary levels were benchmarked against those paid in other major global companies based in Europe, excluding companies in the financial sector. The Committee decided not to increase base salaries for 2007 and to place greater emphasis on performance-based pay.

Comments on annual incentive
The annual incentive awards for 2007 were subject to achievement of underlying sales growth and trading contribution targets in combination with individual key strategic business targets. The Committee measured the results against the targets set and determined the annual incentive amounts for 2007.

Remuneration for individual Executive Directors
The following table gives details of the remuneration received in 2007 (including the value of vested share match and options exercised) by each Executive Director individually.

										Other income arising from
										long-term incentives and
		Annual Emoluments 2007								exercise of options in 2007

		Allowances											Grand	Grand
	Base	and other		Value of				Total	Total	Option	Share		total	total
	salary	payments	(a)	benefits	(b)	Bonus	(c)	2007	2006	gains	match	TSR/LTIP	2007	2006
Name and Base Country	€ ’000	€ ’000		€ ’000		€ ’000		€ ’000	€ ’000	€ ’000	€ ’000	€ ’000	€ ’000	€ ’000

Patrick Cescau (UK)(d)	1 426	129		47		2 346		3 948	2 727	50	63	–	4 061	2 940

Kees van der Graaf (NL)	798	27		9		988		1 822	1 202	–	60	–	1 882	1 287

Ralph Kugler (UK)	861	56		11		1 033		1 961	1 313	–	53	–	2 014	1 414

Rudy Markham (UK)(e)	406	9		15		498		928	1 517	–	54	–	982	2 111

(a)	Includes: allowance in lieu of company car; blind trust fees compensation; compensation for loss of net income because part of the salary was paid in the Netherlands; entertaining allowance and employers’ cost for the all-employee savings plan in the Netherlands. All allowances are taxable in the country of residence apart from the entertaining allowance which is currently tax free in the Netherlands.
(b)	Includes: benefits for company car; housing (for business use) instead of hotel; medical insurance and private use of chauffeur driven cars. Included are benefits that are taxable in the country of residence. In addition, Unilever provides support to Executive Directors in relation to spouse’s travel expenses when travelling together on company business. This amount is capped at 5% of base salary and for 2007 totalled €168 559 (including related taxes payable).
(c)	Bonus of the year 2007. Includes: the value of both the cash element and the element paid in shares of NV and PLC. In addition to the element of the bonus paid in shares each Executive Director is awarded, on a conditional basis, an equivalent number of matching shares.
(d)	Group Chief Executive.
(e)	Rudy Markham stepped down as a Director at the May 2007 AGMs. He retired from Unilever at 31 October 2007. In the table above are the emoluments for the period January – May 2007. His emoluments for the period June – October were in total: €1 140 000.
Figures have been translated into euros using the following exchange rate: €1 = £0.6822 (2006: €1 = £0.6818).

Unilever Annual Report on Form 20-F 2007	53

Back to Contents

Report of the Directors continued

Report of the Remuneration Committee continued

Comments on long-term incentive arrangements
•	Global Share Incentive Plan The first award was made in 2007 with a performance period 1 January 2007 to 31 December 2009. Vesting will be in May 2010 (three years after award)

•	Global Performance Share Plan The performance period for the first awards made under the plan ended on 31 December 2007. Vesting will be in May 2008 (three years after award).

•	TSR Plan
In 2007 the conditional shares awarded in 2004 lapsed. Vesting was based on the TSR performance of Unilever (when ranked against its defined peer group with competitors) over the three-year performance period which ended 31 December 2006. For this period, Unilever ranked 13th in its peer group and therefore no vesting occurred for this award and the shares lapsed in March 2007.

•	Share Matching Plan In 2007 the matching shares originally granted in 2004 on a conditional basis vested, subject to fulfilment of the retention conditions.

•	Executive Share Options
The grants of executive share options made in 2004 became exercisable as from 2007. As the 2004 grant was based on Unilever’s EPS performance, the options at vesting were subject to no further conditions.

Executive Directors’ Global Share Incentive Plan
The Global Share Incentive Plan was approved by shareholders at the 2007 AGMs.

The following conditional shares were granted during 2007 and outstanding at 31 December 2007 under the Global Share Incentive Plan:

Balance of
		Conditional grant made 22 May 2007				conditional shares at
		(Performance period 1 January 2007 to 31 December 2009)			(a)	31 December 2007

	Share type	No. of shares	(a)	Price at award		No. of shares

Patrick Cescau	NV	40 505		€22.20		40 505
	PLC	40 505		1 582.00	p	40 505

Kees van der Graaf	NV	20 550		€22.20		20 550
	PLC	20 550		1 582.00	p	20 550

Ralph Kugler	NV	22 145		€22.20		22 145
	PLC	22 145		1 582.00	p	22 145

Rudy Markham(b)	NV	–				–
	PLC	–				–

(a)	Each award of performance shares is conditional and vests subject to certain conditions three years after the date of the award.
(b)	Was not awarded under this new Scheme as he stepped down as a Director at the May 2007 AGMs.

Executive Directors’ Global Performance Share Plan
The following conditional shares were outstanding from grants made in 2005 and 2006.

No new awards from 2007 onwards will be made under this Plan as a new plan was approved by shareholders at the 2007 AGMs and as from 2007 LTI awards will be made only under the new plan.

		Balance of		Balance of
		conditional shares at		conditional shares at
		1 January 2007		31 December 2007

	Share type	No. of shares	(a)	No. of shares	(a)

Patrick Cescau	NV	18 000		18 000
	PLC	18 000		18 000

Kees van der Graaf	NV	12 000		12 000
	PLC	12 150		12 150

Ralph Kugler	NV	12 000		12 000
	PLC	12 150		12 150

Rudy Markham	NV	12 000		12 000	(b)
	PLC	12 150		12 150	(b)

(a)	Each award of performance shares is conditional and vests subject to performance conditions three years after the date of the award.
(b)	Balance is at May 2007 when he stepped down as an Executive Director.

54	Unilever Annual Report on Form 20-F 2007

Back to Contents

Report of the Directors continued

Report of the Remuneration Committee continued

Executive Directors’ conditional share awards under the TSR Long-Term Incentive Plan
The following conditional shares were outstanding from grants made in 2004 to 2006.

From 2007 onwards no new awards will be made under this Plan as a new plan was approved by shareholders at the 2007 AGMs. From 2007 LTI awards will be made only under the new plan.

		Balance of				Balance of
		conditional	Conditional awards			conditional
		shares	lapsed 24 March 2007			shares at
		at 1 January	(Performance period			31 December
		2007	2004 to 2006)		(a)	2007

				Original
	Share	No. of	No. of	price at		No. of
	type	shares	shares	award		shares

Patrick Cescau	NV	58 476	(13 863)	€18.03		44 613
	PLC	60 449	(14 391)	1 154.00	p	46 058

Kees van der Graaf	NV	36 201	(8 319)	€18.03		27 882
	PLC	37 422	(8 634)	1 154.00	p	28 788

Ralph Kugler	NV	36 201	(8 319)	€18.03		27 882
	PLC	37 422	(8 634)	1 154.00	p	28 788

Rudy Markham	NV	41 745	(13 863)	€18.03		27 882	(b)
	PLC	43 179	(14 391)	1 154.00	p	28 788	(b)

(a)	The conditional awards made in 2004 lapsed in 2007, based on the TSR performance of Unilever over the three-year performance period ending 31 December 2006. For this period, Unilever ranked 13th in its peer group and therefore no vesting occurred for this award.
(b)	Balance is at May 2007 when he stepped down as an Executive Director.

Unilever’s position relative to the TSR reference group

The reference group, including Unilever, consists of 21 companies. Unilever’s position is based on TSR over a three-year rolling period.

Executive Directors’ Share Matching Plan
The following conditional shares were outstanding, awarded or vested during 2007 under the share matching plan:

		Balance of										Balance of
		conditional										conditional
		shares										shares at
		at 1 January	Conditional shares									31 December
		2007	awarded in 2007			(a)	Shares vested on 24 March 2007				(b)	2007

								Market		Original
	Share	No. of	No. of		Price at		No. of	price		price		No. of
	type	shares	shares		award		shares	at vesting		at award		shares

Patrick Cescau	NV	8 778	6 627		€21.33		(1 413)	€21.66		€18.03		13 992
	PLC	8 992	6 627		1 488.00	p	(1 469)	1 505.11	p	1 154.00	p	14 150

Kees van der Graaf	NV	4 266	2 121	(c)	€21.33		(1 341)	€21.66		€18.03		2 925
	PLC	4 394	2 121	(c)	1 488.00	p	(1 392)	1 505.11	p	1 154.00	p	3 002

Ralph Kugler	NV	3 831	2 402		€21.33		(1 191)	€21.66		€18.03		5 042
	PLC	3 936	2 402		1 488.00	p	(1 238)	1 505.11	p	1 154.00	p	5 100

Rudy Markham	NV	4 932	2 830		€21.33		(1 209)	€21.66		€18.03		6 553	(d)
	PLC	5 071	2 830		1 488.00	p	(1 257)	1 505.11	p	1 154.00	p	6 644	(d)

(a)	Each award of matching shares is conditional and vests three years after the date of the award subject to certain conditions. The 2007 award was made at grant date 21 March 2007.
(b)	The conditional shares awarded on 24 March 2004 (relating to the 2003 performance period) vested on 24 March 2007.
(c)	Kees van der Graaf (based in the Netherlands) was granted a conditional right to receive at the vesting date a cash amount equal to the value on that date of 2 121 NV shares and 2 121 PLC shares.
(d)	Balance is at May 2007 when he stepped down as an Executive Director.

Unilever Annual Report on Form 20-F 2007	55

Back to Contents

Report of the Directors continued

Report of the Remuneration Committee continued

Executive Directors’ share options
Options to acquire NV ordinary shares of €0.16 each and options to acquire PLC ordinary shares of 3 1/9p each were outstanding, were exercised or lapsed during 2007. No option awards were made in 2007.

							Options outstanding			Options outstanding
							below market price			above market price
							at 31 December 2007			at 31 December 2007

			Number
		Balance of	of options		Balance of			Weighted			Weighted
		options at	exercised/		options at			average			average	First	Final
	Share	1 January	lapsed		31 December		Number	exercise		Number	exercise	exercisable	expiry
	type	2007	in 2007		2007		of options	price		of options	price	date	date

Patrick Cescau
Executive Plan	NV	269 166	(27 000	)(d)	242 166		242 166	€19.50		–	–	24/03/02	08/11/15
Executive Plan	PLC	272 967	(27 000	)(d)	245 967		245 967	1 175	p	–	–	24/03/02	08/11/15
NL All-Employee Plan	NV	750	(150	)(d)	600		600	€17.53		–	–	02/06/03	17/05/11
UK ShareSave Plan	PLC	1 374	–		1 374		1 374	1 171	p	–	–	01/10/11	31/03/12

Kees van der Graaf
Executive Plan	NV	135 450	–		135 450		135 450	€19.70		–	–	24/03/02	08/11/15
Executive Plan	PLC	135 450	–		135 450		135 450	1 203	p	–	–	24/03/02	08/11/15
NL All-Employee Plan	NV	750	(150	)(d)	600		600	€17.53		–	–	02/06/03	17/05/11
UK ShareSave Plan	PLC	1 374	–		1 374		1 374	1 202	p	–	–	01/10/10	31/03/11

Ralph Kugler
Executive Plan	NV	176 625	–		176 625		176 625	€19.41		–	–	24/03/02	20/03/15
Executive Plan	PLC	176 625	–		176 625		176 625	1 163	p	–	–	24/03/02	20/03/15
NL All-Employee Plan	NV	300	–		300		300	€17.59		–	–	18/05/05	17/05/11
UK ShareSave Plan	PLC	1 374	–		1 374		1 374	1 202	p	–	–	01/10/10	31/03/11

Rudy Markham
Executive Plan	NV	237 150	–		237 150	(e)	237 150	€19.67		–	–	24/03/02	31/10/09
Executive Plan	PLC	237 150	–		237 150	(e)	237 150	1 212	p	–	–	24/03/02	31/10/09
NL All-Employee Plan	NV	750	(150	)(d)	600	(e)	600	€17.53		–	–	02/06/03	17/05/11
UK ShareSave Plan	PLC	1 373	–		1 373	(e)	1 373	1 190	p	–	–	01/11/07	30/04/08

(a)	Options in respect of 27 000 shares exercised on 1 November 2007 at a market value of €23.24. The options would have expired 7 November 2007 if not exercised before. The options had originally been granted on 8 May 1998 at a price (after taking into account the share split in May 2006) of €23.10.
(b)	Options in respect of 5 355 shares exercised on 8 May 2007 at a market price of 1 658p. Further options in respect of 21 645 shares exercised on 26 September 2007 at a market price of 1 585p. The options would have expired 7 November 2007 if not exercised before. The options had originally been granted on 8 May 1998 at a price (after taking into account the share consolidation in May 2006) of 1 483p.
(c)	Options lapsed without value on 12 June 2007.
(d)	Options exercised on 8 May 2007 at a market value of €23.75. The options had originally been granted on 12 June 2002 at a price (after taking into account the share split in May 2006) of €22.63.
(e)	Balances are at May 2007 when he stepped down as a Director. On 2 November 2007, 33 750 options each of NV and PLC were exercised at €23.64 and 1 725p respectively. The original grant prices were €23.10 and 1 483p. On 27 December 2007, a further 96 750 NV and 164 250 PLC options were exercised at €25.32 and 1 902p. The original grant prices were on average €17.21 and 1 158p.

The term ‘Executive Plan’ refers to options granted under the PLC or NV Executive Option Plans.

The closing market prices of ordinary shares at 31 December 2007 were €25.15 (NV shares) and 1 890p (PLC shares). During 2007 the highest market prices were €25.72 and 1 924p respectively, and the lowest market prices were €18.89 and 1 320p respectively.

56	Unilever Annual Report on Form 20-F 2007

Back to Contents

Report of the Directors continued

Report of the Remuneration Committee continued

Comments on pensions
The Netherlands all-employee pension plan benefit basis was changed from final salary to career average earnings at 31 December 2006. This had a small impact on the accrued pension of the Netherlands-based Executive Director.

During 2007, individual contributions paid by Executive Directors in the UK were paid through a salary sacrifice arrangement.

Executive Directors’ pensions(a)
Pension values for the year ended 31 December 2007 are set out below.

									Movement
				Movement in			Transfer		in transfer				Transfer
				accrued			value of		value during		Individual		value of
		Accrued		pension	Accrued		accrued		2007 (less		contributions		accrued
		pension at		during	pension at		pension at		individual		made during		pension at
	Age at	31/12/06	(b)	2007 (c)	31/12/07	(b)	31/12/06	(d)	contributions)	(e)	2007	(f)	31/12/07	(d)
Name and base country	31/12/07	€’000 pa		€’’000 pa	€’000 pa		€’000		€’000		€’000		€’000

Patrick Cescau (UK)	59	1 000		29	1 029		18 662		1 951		4		20 617

Kees van der Graaf (g) (NL)	57	602		37	639		8 098		868		9		8 975

Ralph Kugler (UK)	51	441		(23)	418		6 283		219		–		6 502

Rudy Markham(h) (UK)	61	793		(68)	725		15 909		(1 928)		–		13 981

(a)	Figures have been translated into euros where necessary using the following exchange rates: 31 December 2007 €1.00 = £0.7342; 31 December 2006 €1.00 = £0.6712; Average for the year ended 31 December 2007 €1.00 = £0.6822.
(b)	Based on the Executive Directors’ current pension letters and calculated on a deferred basis using the Executive Directors’ service to 31 December 2006 and 31 December 2007 respectively on the basis that the Executive Directors remain in service until at least age 60 and that the pension payment commences at that time. It includes all pensions provided from Unilever pension plans. In the event that an Executive Director leaves service prior to age 60 and the payment of pension commences earlier than age 60, the pension payable would be on a reduced basis.
(c)	Includes the effect of inflation on the accrued pension at 31 December 2006.
(d)	For the Netherlands-based Executive Director the arrangement is calculated on the basis used by the Unilever Netherlands pension plan (‘Progress’), as prescribed by the Netherlands Ministry of Social Affairs and Employment. These prescriptions changed on 1 January 2008 as illustrated in footnote (g). For the UK-based Executive Directors’ the arrangement is calculated on the market related basis used by Unilever United Kingdom pension plan (UUKPF), in line with the GN11 guidance note published by the Board for Actuarial Standards in the United Kingdom.
(e)	The movement in transfer value during 2007 of market changes for the UK based Executive Directors together with additional service and the Executive Directors being one year closer to retirement and exchange rate movements (for pensions denominated in currency other than euros). There have been no salary increases in 2007.
(f)	Consistent with employees in the current Netherlands pension plan, the rate of individual contributions paid by Kees van der Graaf is 0.5% of pensionable salary between €11 872 and €56 990 and 1% on balance. Consistent with employees in the United Kingdom pension plan, Ralph Kugler’s and Rudy Markham’s contributions are paid through salary sacrifice and at a rate of 5% of pensionable salary (above the UK Lower Earnings Limit), and as such no individual contributions are shown above. Patrick Cescau’s contributions on the part of his salary paid in the Netherlands are paid based on the basis of the old Unilever Netherlands pension plan, at 1% above €56 990, and on the part of his salary paid in the UK are consistent with employees in the Unilever United Kingdom pension plan.
(g)	The increase in accrued pension and transfer value during 2007 includes the effect of revaluation on the accrued pension in the Unilever Netherlands pension plan at January 2008. The basis for calculation of the transfer value in the Netherlands as prescribed by the Netherlands Ministry of Social Affairs and Employment changed for accounting periods ending after 1 January 2008. Calculated on this new basis the transfer value at 31 December 2007 for Kees van der Graaf would be €7 951 000.
(h)	Attained age 60 in 2006 and accrued no additional pension. Stepped down as a Director at the 2007 AGMs. The values shown are at 31 May 2007, or the period ending on that date, as appropriate. Schedule 7A of the UK Companies Act requires the disclosure of pension values at retirement as he performed qualifying services during 2007. The accrued pension at 31 October 2007 (the date he retired from Unilever) is unchanged from that shown in the table. The transfer value of the accrued pension at 31 October 2007 was €14 055 000.

The Listing Rules of the Financial Services Authority are different from the Directors’ Remuneration Report Regulations 2002 and require the following disclosures for defined benefit pension plans which are calculated on an alternative basis to those disclosed in the previous table.

The Dutch Corporate Governance Code requires the disclosure of pension service costs charged to operating profit:

			Dutch
			Corporate
	Listing rules of the Financial Services Authority		Governance Code
	€’000 (a)	€’000 (b)	€’000

Patrick Cescau (UK)	(9)	(192)	552

Kees van der Graaf (NL)	32	450	249

Ralph Kugler (UK)	(1)	(14)	294

Rudy Markham (UK)	(31)	(601)	50	(c)

(a)	Movement in accrued pension during 2007 (excluding the effect of inflation on the accrued pension at 31 December 2006).
(b)	Transfer value at 31 December 2007 of the movement in accrued pension during 2007 (excluding the effect of inflation on the accrued pension at 31 December 2006 and less individual contributions).
(c)	This includes €28 000 that was incurred up to May 2007 when he left the Board and €22 000 that was incurred subsequently up to 31 October 2007.

Unilever Annual Report on Form 20-F 2007	57

Back to Contents

Report of the Directors continued

Report of the Remuneration Committee continued

Executive Directors’ interests – share capital
The interests in the share capitals of NV and PLC and their group companies of those who were Executive Directors at 31 December 2007 and of their connected persons were as shown in the table below:

		Shares held at		Shares held at
	Share type(a)	1 January 2007	(b)	31 December 2007	(b)

Patrick Cescau(c)	NV	85 059		93 099
	PLC	52 347		65 798

Kees van der Graaf	NV	23 157		32 499
	PLC	16 718		20 339

Ralph Kugler	NV	45 396		48 489
	PLC	20 124		23 366

(a)	NV shares are ordinary €0.16 shares and PLC shares are ordinary 3 1/9p shares.
(b)	Numbers are excluding unvested matching shares.
(c)	Balances include under NV 38 715 NV New York shares and under PLC 10 220 PLC ADRs.

The Executive Directors, in common with other employees of PLC and its United Kingdom subsidiaries, had beneficial interests in 16 678 871 PLC ordinary shares at 1 January 2007 and 10 920 385 PLC ordinary shares at 31 December 2007, acquired by the Unilever Employee Share Trust (Jersey) for the purpose of satisfying options and vesting of shares under various group share plans (including the PLC Executive Option Plans and the UK Employee ShareSave Plan). Further information, including details of the NV and PLC ordinary shares acquired by certain group companies in connection with other share-based compensation plans, is given in note 29 on pages 117 to 119.

The voting rights of the Directors who hold interests in the share capitals of NV and PLC are the same as for other holders of the class of shares indicated. None of the Directors’ or other executive officers’ shareholdings amounts to more than 1% of the issued shares in that class of share. Except as stated above, all shareholdings are beneficial.

The only changes in the interests of the Executive Directors and their connected persons in NV and PLC ordinary shares between 31 December 2007 and 1 March 2008 were that:

•	The holding of the Unilever Employee Share Trust (Jersey) has reduced to 10 814 117 PLC ordinary shares; and

•	Kees van der Graaf and Ralph Kugler each acquired an additional 14 PLC ordinary shares during January and February as a result of regular contributions to an employee share investment plan.

58	Unilever Annual Report on Form 20-F 2007

Back to Contents

Report of the Directors continued

Report of the Remuneration Committee continued

Non-Executive Directors

The following section contains detailed information and commentary on the Non-Executive Directors’ annual fees and share interests. The Non-Executive Directors receive fees from both NV and PLC. No other remuneration is given in respect of their non-executive duties from either NV or PLC, such as annual incentives, share-based incentives or pension benefits.

The level of their fees reflects their commitment and contribution to Unilever. The Chairman’s levels were reviewed and increased with the appointment of Michael Treschow as Chairman in 2007. No other fee changes have been made since the 2006 AGMs.

Non-Executive Directors’ remuneration
The total fees payable to each Non-Executive Director in 2007 are set out below:

	Total fees paid		Total fees paid
	in 2007	(a)	in 2006	(a)
Current Non-Executive Directors	€’000		€’000

Michael Treschow(b)(c)	469		n/a

Genevieve Berger(b)	60		n/a

Leon Brittan	97		83

Wim Dik	92		85

Charles Golden	134		89

Byron Grote	90		60

Narayana Murthy(b)	97		n/a

Hixonia Nyasulu(b)	82		n/a

David Simon	131		110

Kees Storm	113		75

Jeroen van der Veer	90		83

Former Non-Executive Directors

Antony Burgmans(d)(e)	246		300

Lynda Chalker(d)(g)	42		94

Jean-Cyril Spinetta(f)	68		60

(a)	Covers fees and allowances received from both NV and PLC. Includes fees for travel from outside Europe if applicable.
(b)	Appointed at the 2007 AGMs.
(c)	Chairman NV and PLC since the 2007 AGMs.
(d)	Stepped down at the 2007 AGMs.
(e)	Chairman until the 2007 AGMs. Total fees include some benefits that occured after retirement.
(f)	Stepped down in September 2007.
(g)	Started to work for Unilever under a consultancy agreement as from 1 June 2007 to support Unilever in the African world. Total amount paid for period June 2007 – December 2007 €85 508.

Please see page 46 for details on committee memberships.

Unilever Annual Report on Form 20-F 2007	59

Back to Contents

Report of the Directors continued

Report of the Remuneration Committee continued

Prior to being a Non-Executive Director Mr Burgmans was awarded shares and options in his capacity as an Executive Director. Mr Burgmans received no further share-based awards in his capacity as Non-Executive Director.

Details of the balance and lapsing under the TSR Long-Term Incentive Plan:

	Balance	Conditional award lapsed	Balance
	1 January 2007	24 March 2007	May 2007

NV	22 182	(22 182)	–
PLC	23 024	(23 024)	–

Details of the balance and vesting under the Share Matching Plan:

	Balance	Shares vested	Balance
	1 January 2007	27 March 2007	May 2007

NV	4 569	(1 815)	2 754
PLC	4 712	(1 886)	2 826

Details of his outstanding options can be found below:

			Number
		Number of	of options		Balance of	Balance	Weighted	Balance	Weighted
		options	exercised/		options at	below	average	above	average	First	Final
	Share	granted in	lapsed		May	market	exercise	market	exercise	exercisable	expiry
	type	2007	in 2007		2007	price	price	price	price	date	date	(a)

Executive Plan	NV	316 800	–		316 800	316 800	€19.10	–	–	24/03/02	01/06/09
Executive Plan	PLC	316 800	–		316 800	316 800	1 163p	–	–	24/03/02	01/06/09
NL All-Employee Plan	NV	450	(150)	(a)	300	300	€17.47	–	–	02/06/03	12/05/09

(a)	Exercised 8 May 2007 at market price of €23.75 (originally awarded 12 June 2002 at €22.63).

Non-Executive Directors’ interests – share capital
The interests in the share capitals of NV and PLC and their group companies of those who were Non-Executive Directors as at 31 December 2007 and had share holdings (including those of their connected persons) were as shown below:

			Shares held at		Shares held at
	Share type	(a)	1 January 2007	(a)	31 December 2007	(a)

Michael Treschow	NV		–(b)		15 000
	PLC		–(b)		15 000

Byron Grote	NV NY		3 000		3 000
	PLC ADRs		1 800		1 800

David Simon	NV		–		–
	PLC		1 492		1 536

Jeroen van der Veer	NV		16 800		16 800
	PLC		–		–

(a)	NV shares are ordinary €0.16 shares and PLC shares are ordinary 3 1/9p shares.
(b)	Shareholding is as from date of appointment.

There were no changes in the interests of the Non-Executive Directors and their connected persons in NV and PLC ordinary shares between 31 December 2007 and 1 March 2008.

60	Unilever Annual Report on Form 20-F 2007

Back to Contents

Report of the Directors continued

Report of the Remuneration Committee continued

Additional statutory and other disclosures

The Board evaluated the performance of the Committee and the Committee carried out a self assessment of its performance.

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

Role and responsibilities
The Committee is responsible for making proposals to the Boards on the reward policy for Executive Directors. It is also responsible for setting individual reward packages for Executive Directors and for monitoring and approving all share-based incentive arrangements. The Committee meets at least three times a year and, during 2007, it met on five occasions.

Structure and role
During 2007 David Simon served as Chairman of the Committee with Jeroen van der Veer and Jean-Cyril Spinetta as Non-Executive members. Jean-Cyril Spinetta stepped down as a Director in September 2007. Michael Treschow was appointed a member of the Committee on 6 February 2008.

Advice and assistance
The Committee does not formally retain remuneration consultants. It seeks professional advice from external advisers as and when required. During 2007, the Committee sought advice from Towers Perrin (an independent firm of human resources specialists) on market data, reward trends and performance-related pay. Towers Perrin also provides general consultancy advice to Unilever group companies on employee rewards, pension, communications and other human resource matters.

The Group Secretary attends all Committee meetings and advises on matters of corporate governance.

The Group Chief Executive can be invited to attend Committee meetings to provide his own insights to the Committee on business objectives and the individual performance of his direct reports. Naturally, he does not attend when his own remuneration is being discussed.

During 2007, the Non-Executive Chairman could, in his role as Chairman of the Boards, also attend meetings.

The Report has been approved by the Boards. Signed on behalf of the Boards by Sven Dumoulin (Group Secretary).

Unilever Annual Report on Form 20-F 2007	61

Back to Contents

Report of the Directors continued

Report of the Audit Committee

The role of the Audit Committee is to assist the Unilever Boards in fulfilling their oversight responsibilities regarding the integrity of Unilever’s financial statements, risk management and internal control, compliance with legal and regulatory requirements, the external auditors’ performance, qualifications and independence, and the performance of the internal audit function. During the year ended 31 December 2007 the principal activities of the Committee were as follows:

Financial statements
The Committee considered reports from the Chief Financial Officer on the quarterly and annual financial statements including other financial statements and disclosures prior to their publication, issues reviewed by the Disclosure Committee, and reviewed the Annual Report and Accounts and Annual Report on Form 20-F prior to publication.

Audit of the Annual Accounts
PricewaterhouseCoopers, Unilever’s external auditors, reported in depth to the Committee on the scope and outcome of the annual audit, including their audit of internal control over financial reporting as required by Section 404 of the US Sarbanes-Oxley Act of 2002. Their reports included accounting matters, governance and control, and accounting developments.

Risk management and internal control arrangements
The Committee reviewed Unilever's overall approach to risk management and control, and its processes, outcomes and disclosure, including specifically:

•	review of level of disclosure in quarterly financial results announcements;
•	review of accounting principles and judgements with respect to financial statements, including the annual impairment review of goodwill and intangibles;
•	Corporate Audit’s interim and year-end reports on the Status of Risk Management and Control, and management’s response;
•	annual report from the Chief Financial Officer on business risks and positive assurance on operating controls and corporate policies; and a quarterly review of business risks and safeguards;
•	the interim and year-end reports from the Code of Business Principles Compliance Committee;
•	monitoring the resolution of complaints received through the global Ethics hotline including procedures for handling complaints and concerns relating to accounting, internal control and auditing matters;
•	quarterly review of progress of the application of the requirements under Section 404 of the US Sarbanes-Oxley Act of 2002 with respect to internal controls over financial reporting;
•	review of the application of information and communication technology;
•	a review of the annual pension report and pensions related accounting and proposals;
•	annual review of anti-fraud arrangements;
•	a review of tax planning policy; and
•	review of treasury policies, the annual financial plan and consideration of proposals relating to debt issuance, investment hedge, dividends and a review of the financial implications of acquisitions.

External auditors
The Audit Committee conducted a formal evaluation of the effectiveness of the external audit process. The Committee has approved the extension of the current external audit contract by one year, and recommended to the Boards the reappointment of the external auditors. On the recommendation of the Audit Committee, the Directors will be proposing the reappointment of PricewaterhouseCoopers at the AGMs in May 2008.

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

All engagements over €100 000 require specific advance approval of the Audit Committee Chairman. The overall policy is regularly reviewed and, where necessary, updated in the light of internal developments, external developments and best practice.

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

Audit Committee terms of reference
The Audit Committee’s terms of reference can be viewed on Unilever’s website at www.unilever.com or supplied on request. In June 2007, the terms of reference were updated to include the review of ‘other financial statements and disclosures’ prior to their publication.

Board Assessment of the Audit Committee
The Board evaluated the performance of the Committee and the Committee carried out a self assessment of its performance.

Kees Storm      Chairman of the Audit Committee
Wim Dik
Charles Golden
Byron Grote

62	Unilever Annual Report on Form 20-F 2007

Back to Contents

Report of the Directors continued

Report of the Corporate Responsibility and Reputation Committee

Terms of reference
The Corporate Responsibility and Reputation Committee (CRRC) comprises four independent Non-Executive Directors and one Executive Director, the latter being the person who chairs Unilever’s Corporate Responsibility Council.

In May 2007 three new independent members were appointed to the Committee – Genevieve Berger, Narayana Murthy and Hixonia Nyasulu. They replaced Antony Burgmans and Lynda Chalker who retired. Wim Dik stood down from the Committee in September 2007. Leon Brittan replaced Lynda Chalker as Chairman of the Committee and thanked departing members for their support and the valuable insights they had contributed to the Group’s thinking.

The Committee has responsibility for overseeing Unilever's conduct as a responsible corporate citizen. It is also charged with ensuring that Unilever’s reputation is protected and enhanced. Inherent in this is the need to identify any external developments which are likely to have an influence upon Unilever’s standing in society and to bring these to the attention of the executive team.

One of the issues the Committee oversees is that of sustainable development. In this capacity the Committee is building links with the Unilever Sustainable Development Group (USDG) – a body of five eminent people who advise on Unilever’s sustainability strategy. To facilitate greater synergy between the two groups, members of the CRRC share the briefings of the USDG and are invited to join their meetings.

Full details of the Corporate Responsibility and Reputation Committee’s terms of reference and details of the members of the Unilever Sustainable Development Group are available at www.unilever.com/investorcentre/corpgovernance

Meetings
Committee meetings are held quarterly. In 2007 the Committee discussed a range of topics including Unilever’s Code of Business Principles, human rights, its Business Partner Code and supplier assurance, corporate responsibility strategy, reporting and measurement. Further details of these discussions are set out below.

Code of Business Principles
At its April meeting in Durban, the Committee discussed the practices of Unilever South Africa in implementing and communicating the Code of Business Principles. Committee members commended Unilever on its thorough and rigorous approach to procedures for upholding the principles and its ongoing efforts to maintain awareness of the Code through diverse communications channels.

Human rights
The Committee supported a review of Unilever’s approach to human rights. The aim of the review was to ensure that Unilever continues to live up to its ethical standards, as defined in the Code of Business Principles, and that effective communications and compliance mechanisms are in place. It concluded that further training was needed and that clearer definition of the various elements of human rights was required in order to increase employee awareness and understanding.

Currently, compliance monitoring of Unilever’s human rights obligations is delivered via the positive assurance process. The review proposed that this should be complemented by a system of continuous improvement (akin to the systems Unilever uses for safety, health and environment), based primarily on self-assessment at site level and supported by periodic external audits. The self-assessment methodology is designed to be consistent with that used to monitor suppliers’ compliance with our Business Partner Code.

Business Partner Code
Unilever’s Business Partner Code is based on its Code of Business Principles. It makes clear our expectations of suppliers in the areas of health and safety at work, business integrity, labour standards, consumer safety and the environment. Unilever’s supply management is responsible for the roll-out of the Business Partner Code and for gaining supplier assurance.

As these areas are of increasing concern to both manufacturers and retailers, many companies are launching similar assurance initiatives, leading to multiple demands on suppliers to provide evidence of appropriate management policies and compliance with recognised social, environmental and labour standards.

As both a customer and a supplier, Unilever has a clear interest in avoiding this resource-intensive duplication of effort. To this end, Unilever initiated a collaborative forum with peer fast-moving consumer goods manufacturers to develop a common approach to supplier evaluation through self-assessment and shared audit. The Committee endorsed Unilever’s commitment to responsible sourcing and offered suggestions to reinforce communication around the Business Partner Code.

Corporate responsibility strategy
Committee members reviewed Unilever’s updated corporate responsibility strategy, including its CO2 reduction targets. The importance of pursuing clear and realistic targets was emphasised, along with the need to engage retail customers on this agenda, which is becoming an increasingly important part of their business activities. The Committee recommended that the elements of the strategy be reflected clearly in Unilever’s next sustainable development report. Members also studied the metrics Unilever uses to measure progress in its corporate responsibility initiatives and suggested ways in which these should be reinforced.

As part of its watching brief on current issues of concern to society, the Committee also received and commented on updates on a range of issues, including Unilever’s approach to biofuels as a source of renewable energy, carbon footprinting, marketing to children, the use of ‘size zero’ models in advertising, sustainable sourcing of tea, packaging, and feedback on Unilever’s participation in the World Economic Forum at Davos.

Board assessment of the Committee
The Board evaluated the performance of the Committee and the Committee carried out a self assessment of its performance.

More information about Unilever’s corporate responsibility initiatives is available at www.unilever.com

Leon Brittan Chairman of the Corporate Responsibility and Reputation Committee
Genevieve Berger
Narayana Murthy
Hixonia Nyasulu
Ralph Kugler Executive Director

Unilever Annual Report on Form 20-F 2007	63

Back to Contents

This page is intentionally left blank

64	Unilever Annual Report on Form 20-F 2007

Back to Contents

Financial statements

Contents

Selected financial data	129
Principal group companies and non-current investments	132

Unilever Annual Report on Form 20-F 2007	65

Back to Contents

Financial statements continued

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

The Directors consider that, in preparing the accounts, the Group and the NV and PLC entities have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all International Financial Reporting Standards as adopted by the EU and as issued by the International Accounting Standards Board.

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

A copy of the financial statements of the Unilever Group is placed on our website at www.unilever.com/investorcentre The maintenance and integrity of the website are the responsibility of the Directors, and the work carried out by the auditors does not involve consideration of these matters. Accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially placed on the website. Legislation in the United Kingdom and the Netherlands governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Going concern
The Directors continue to adopt the going concern basis in preparing the accounts. This is because the Directors, after making enquiries and following a review of the Group’s budget for 2008 and 2009, including cash flows and borrowing facilities, consider that the Group has adequate resources to continue in operation for the foreseeable future.

Internal and disclosure controls and procedures
Unilever has a well-established control framework, which is documented and regularly reviewed by the Boards. This incorporates risk management, internal control procedures and disclosure controls and procedures (including the operation of the Disclosure Committee – see page 38) which are designed to provide reasonable, but not absolute, assurance that assets are safeguarded, the risks facing the business are being addressed and all information required to be disclosed is reported to the Group’s senior management, including where appropriate the Group Chief Executive and Chief Financial Officer, within the required timeframe.

Our procedures cover financial, operational, social, strategic and environmental risks and regulatory matters. The Boards of NV and PLC have also established a clear organisational structure, including delegation of appropriate authorities. The Group’s control framework is supported through a Code of Business Principles, which sets standards of professionalism and integrity for its operations worldwide, and through an Operational Controls Assessment process, which requires the senior management in each business unit to assess the effectiveness of financial controls. In our major units financial controls are subject to a comprehensive risk-based assessment annually with controls in the remaining units being reviewed over a one- to three-year cycle.

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

Unilever’s system of risk management has been in place throughout 2007 and up to the date of this report, and complies with the recommendations of ’Internal Control – Revised Guidance for Directors on the Combined Code’, published by the Internal Control Working Party of the Institute of Chartered Accountants in England & Wales in October 2005. The Boards have carried out an annual review of the effectiveness of the systems of risk management and internal control during 2007 in accordance with this guidance, and have ensured that the necessary actions have been or are being taken to address any significant failings arising out of that review.

Based on an evaluation by the Boards, the Group Chief Executive and the Chief Financial Officer concluded that the design and operation of the Group’s disclosure controls and procedures as at 31 December 2007 were effective, and that subsequently there have been no significant changes in the Group’s internal controls, or in other factors that could significantly affect those controls.

It is Unilever’s practice to bring acquired companies within the Group’s governance procedures as soon as is practicable and in any event by the end of the first full year of operation.

66	Unilever Annual Report on Form 20-F 2007

Back to Contents

Financial statements continued

Management’s report on internal control over financial reporting

In accordance with the requirements of Section 404 of the US Sarbanes-Oxley Act of 2002, the following report is provided by management in respect of the Company’s internal control over financial reporting (as defined in rules 13a-15(f) or rule 15d-15(f) under the US Securities Exchange Act of 1934):

•	Unilever’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group;

•	Unilever’s management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of our internal control over financial reporting. Management believes that the COSO framework is a suitable framework for its evaluation of our internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of internal controls are not omitted, and is relevant to an evaluation of internal control over financial reporting;

•	Management has assessed the effectiveness of internal control over financial reporting as of 31 December 2007, and has concluded that such internal control over financial reporting is effective; and

•	PricewaterhouseCoopers LLP and PricewaterhouseCoopers Accountants N.V., who have audited the consolidated financial statements of the Group for the year ended 31 December 2007, have also audited the effectiveness of internal control over financial reporting as at 31 December 2007 and have issued an attestation report on internal control over financial reporting. For the Auditors’ report please refer to page 68.

Unilever Annual Report on Form 20-F2007	67

Back to Contents

Financial statements continued

Auditors’ report United States

Report of the independent registered public accounting firms to the shareholders of Unilever N.V. and Unilever PLC

In our opinion, the accompanying consolidated income statements and the related consolidated balance sheets, consolidated cash flow statements and consolidated statements of recognised income and expense present fairly, in all material respects, the financial position of the Unilever Group at 31 December 2007 and 2006 and the results of its operations and cash flows for each of the three years in the period ended 31 December 2007, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Also, in our opinion the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s Directors and management are responsible for these consolidated accounts. The Group’s management are responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying ‘Management’s report on internal control over financial reporting’ as set out on page 67. Our responsibility is to express opinions on these consolidated accounts and on the Group’s internal control over financial reporting based on our audits which were integrated audits in 2007 and 2006. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated accounts are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated accounts included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated accounts, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated accounts presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated accounts for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated accounts in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated accounts.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Rotterdam, The Netherlands, 10 March 2008 PricewaterhouseCoopers Accountants N.V. As auditors of Unilever N.V.

PricewaterhouseCoopers LLP London, United Kingdom As auditors of Unilever PLC

Prof Dr J A van Manen RA	10 March 2008

68	Unilever Annual Report on Form 20-F2007

Back to Contents

Financial statements continued

Financial statements Unilever Group

Consolidated income statement
for the year ended 31 December

	€ million	€ million	€ million
	2007	2006	2005

Continuing operations

Turnover 2	40 187	39 642	38 401

Operating profit 2	5 245	5 408	5 074

After (charging)/crediting:
Restructuring 3	(875)	(704)	(328)
Business disposals, impairments and other 3	306	196	(249)
Gain on US healthcare and UK pensions 3	–	266	–
Net finance costs 5	(252)	(721)	(613)

Finance income	147	128	129
Finance costs	(550)	(590)	(689)
Preference shares provision	(7)	(300)	–
Pensions and similar obligations	158	41	(53)

Share of net profit/(loss) of joint ventures	102	78	47
Share of net profit/(loss) of associates	50	36	(25)
Other income from non-current investments 11	39	30	33

Profit before taxation	5 184	4 831	4 516
Taxation 6	(1 128)	(1 146)	(1 181)

Net profit from continuing operations	4 056	3 685	3 335
Net profit from discontinued operations 27	80	1 330	640

Net profit	4 136	5 015	3 975

Attributable to:
Minority interests	248	270	209
Shareholders’ equity	3 888	4 745	3 766

Combined earnings per share 7
From continuing operations
Basic earnings per share	€1.32	€1.19	€1.07
Diluted earnings per share	€1.28	€1.15	€1.04

From discontinued operations
Basic earnings per share	€0.03	€0.46	€0.22
Diluted earnings per share	€0.03	€0.45	€0.21

From total operations
Basic earnings per share	€1.35	€1.65	€1.29
Diluted earnings per share	€1.31	€1.60	€1.25

References in the consolidated income statement, consolidated statement of recognised income and expense, consolidated cash flow statement and consolidated balance sheet relate to notes on pages 72 to 128, which form an integral part of the consolidated financial statements.
Accounting policies of the Unilever Group are set out in note 1 on pages 72 to 76.

Consolidated statement of recognised income and expense
for the year ended 31 December

	€ million	€ million	€ million
	2007	2006	2005

Fair value gains/(losses) net of tax:
On cash flow hedges	84	6	14
On available-for-sale financial assets	2	15	–
Actuarial gains/(losses) on pension schemes net of tax	542	853	(49)
Currency retranslation gains/(losses) net of tax(a)	(413)	(335)	513

Net income/(expense) recognised directly in equity	215	539	478

Net profit	4 136	5 015	3 975

Total recognised income and expense 21	4 351	5 554	4 453

Attributable to:
Minority interests	237	242	249
Shareholders’ equity	4 114	5 312	4 204

(a)	Includes fair value gains/(losses) on net investment hedges of €(692) million (2006: €(779) million; 2005: €332 million).

Unilever Annual Report on Form 20-F2007	69

Back to Contents

Financial statements continued

Financial statements Unilever Group

Consolidated balance sheet
as at 31 December

	€ million	€ million
	2007	2006

Goodwill 9	12 244	12 425
Intangible assets 9	4 511	4 781
Property, plant and equipment 10	6 284	6 276
Pension asset for funded schemes in surplus 20	2 008	1 697
Deferred tax assets 12	1 003	1 266
Other non-current assets 11	1 324	1 126

Total non-current assets	27 374	27 571

Inventories 13	3 894	3 796
Trade and other current receivables 14	4 194	4 254
Current tax assets	367	125
Cash and cash equivalents 15	1 098	1 039
Other financial assets 15	216	273
Assets held for sale 27	159	14

Total current assets	9 928	9 501

Financial liabilities 16	(4 166)	(4 458)
Trade payables and other current liabilities 18	(8 017)	(7 838)
Current tax liabilities	(395)	(579)
Provisions 19	(968)	(1 009)
Liabilities associated with assets held for sale 27	(13)	–

Total current liabilities	(13 559)	(13 884)

Net current assets/(liabilities)	(3 631)	(4 383)

Total assets less current liabilities	23 743	23 188

Financial liabilities due after one year 16	5 483	4 377
Non-current tax liabilities	233	272
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit 20	827	1 379
Unfunded schemes 20	2 270	3 398
Provisions 19	694	826
Deferred tax liabilities 12	1 213	1 003
Other non-current liabilities	204	261

Total non-current liabilities	10 924	11 516

Called up share capital 21	484	484
Share premium account 21	153	165
Other reserves 21	(3 412)	(2 143)
Retained profit 21	15 162	12 724

Shareholders’ equity	12 387	11 230
Minority interests 21	432	442

Total equity	12 819	11 672

Total capital employed	23 743	23 188

Commitments and contingent liabilities are shown in note 25 on page 112.

These financial statements, together with the Report of the Directors, were approved by the Directors on 10 March 2008.

70	Unilever Annual Report on Form 20-F 2007

Back to Contents

Financial statements continued

Financial statements Unilever Group

Consolidated cash flow statement
for the year ended 31 December

	€ million	€ million	€ million
	2007	2006	2005

Cash flow from operating activities 28	5 188	5 574	5 924
Income tax paid	(1 312)	(1 063)	(1 571)

Net cash flow from operating activities	3 876	4 511	4 353

Interest received	146	125	130
Purchase of intangible assets	(136)	(113)	(92)
Purchase of property, plant and equipment	(1 046)	(1 013)	(914)
Disposal of property, plant and equipment	163	192	124
Sale and leaseback transactions resulting in operating leases	36	–	69
Acquisition of group companies, joint ventures and associates	(214)	(96)	(20)
Disposal of group companies, joint ventures and associates	164	1 873	804
Acquisition of other non-current investments	(50)	(90)	(50)
Disposal of other non-current investments	33	61	83
Dividends from joint ventures, associates and other non-current investments	188	120	65
(Purchase)/sale of financial assets	93	96	316

Net cash flow from/(used in) investing activities	(623)	1 155	515

Dividends paid on ordinary share capital	(2 182)	(2 602)	(1 804)
Interest and preference dividends paid	(552)	(605)	(643)
Additional financial liabilities	4 283	2 154	3 968
Repayment of financial liabilities	(2 896)	(5 364)	(4 795)
Sale and leaseback transactions resulting in finance leases	25	2	–
Capital element of finance lease rental payments	(74)	(73)	(53)
Share buy-back programme	(1 500)	–	(500)
Other movements on treasury stock	442	98	(776)
Other financing activities	(555)	(182)	(218)

Net cash flow from/(used in) financing activities	(3 009)	(6 572)	(4 821)

Net increase/(decrease) in cash and cash equivalents	244	(906)	47

Cash and cash equivalents at the beginning of the year	710	1 265	1 406

Effect of foreign exchange rate changes	(53)	351	(188)

Cash and cash equivalents at the end of the year 15	901	710	1 265

The cash flows of pension funds (other than contributions and other direct payments made by the Group in respect of pensions and similar obligations) are not included in the consolidated cash flow statement. Cash flows relating to discontinued operations included above are set out in note 27 on page 114.

Unilever Annual Report on Form 20-F 2007	71

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

1 Accounting information and policies

The accounting policies adopted are the same as those which applied for the previous financial year, except as set out below under the heading of ‘Companies legislation and accounting standards’.

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

The Equalisation Agreement provides that both companies adopt the same accounting principles and requires as a general rule the dividends and other rights and benefits (including rights on liquidation) attaching to each €0.16 nominal of ordinary share capital of NV to be equal in value at the relevant rate of exchange to the dividends and other rights and benefits attaching to each 3 1/9 p nominal of ordinary share capital of PLC, as if each such unit of capital formed part of the ordinary capital of one and the same company. For additional information please refer to ‘Corporate governance’ on page 40.

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

Companies legislation and accounting standards
The consolidated accounts have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and in accordance with Book 2 of the Civil Code in the Netherlands and the United Kingdom Companies Acts 1985 and 2006. They are also in accordance with IFRS as issued by the International Accounting Standards Board.

The accounts are prepared under the historical cost convention unless otherwise indicated.

The accounting policies adopted are consistent with those of the previous financial year except that the Group has adopted International Financial Reporting Standard 7 ‘Financial Instruments: Disclosures’ and the following IFRIC interpretations with effect from 1 January 2007: IFRIC 7, ‘Applying the Restatement Approach’ under IAS 29 ‘Financial Reporting in Hyperinflationary Economies’; IFRIC 9 ‘Reassessment of embedded derivatives’; and IFRIC 10 ‘Interim Financial Reporting and Impairment’. Adoption of IFRS 7 and these interpretations did not have a material effect on the financial statements of the Group.

The Group also applied the amendment to IAS 1 ‘Presentation of Financial Statements’ which requires Unilever to make new disclosures to enable the users of the financial statements to evaluate the Group’s objectives, policies and processes for managing capital.

In addition, the Group has applied the following changes in presentation of the financial statements within the balance sheet:

•	Finance lease creditors and funding-related derivatives have been reclassified in order to facilitate the presentation of net debt.
Comparatives for 31 December 2006 have been restated accordingly; and

•	Line items relating to borrowings have been renamed to financial liabilities to align with the requirements of IFRS 7.

Foreign currencies
Items included in the financial statements of group companies are measured using the currency of the primary economic environment in which each entity operates (its functional currency). The consolidated financial statements are presented in euros. The functional currencies of NV and PLC are euros and sterling respectively.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying hedges. Those arising on trading transactions are taken to operating profit; those arising on cash, financial assets and financial liabilities are classified as finance income or cost.

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

72	Unilever Annual Report on Form 20-F 2007

Back to Contents

Financial statements continued

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

Indefinite-lived intangibles are not amortised, but are subject to an annual review for impairment (or more frequently if necessary).

Unilever monitors the level of product development costs against all the criteria set out in IAS 38. These include the requirement to establish that a flow of economic benefits is probable before costs are capitalised. For Unilever this is evident only shortly before a product is launched into the market. The level of costs incurred after these criteria have been met is currently insignificant.

Property, plant and equipment
Property, plant and equipment is stated at cost less depreciation and impairment. Depreciation is provided on a straight-line basis at percentages of cost based on the expected average useful lives of the assets and their residual values which are reviewed periodically.
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

Financial assets
Market purchases and sales of financial assets are recognised using value date accounting. Financial assets, other than those which are financial assets at fair value through profit or loss, are initially recognised at fair value plus directly attributable transaction costs. Any impairment of a financial asset is charged to the income statement as it arises.

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

Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the income statement. Interest on available-for-sale securities calculated using the effective interest rate method is recognised in the income statement as part of other income. Dividends on available-for-sale equity instruments are recognised in the income statement as part of other income when the Group’s right to receive payment is established.

Unilever Annual Report on Form 20-F 2007	73

Back to Contents

Financial statements continued

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

Financial liabilities
Financial liabilities are recognised initially at fair value, net of transaction costs incurred. Financial liabilities are subsequently stated at amortised cost unless they are part of a fair value hedge accounting relationship; any difference between the amount on initial recognition and the redemption value is recognised in the income statement over the period of the financial liabilities using the effective interest method. Those financial liabilities that are part of a fair value hedge accounting relationship are also recorded on an amortised cost basis, plus or minus the fair value attributable to the risk being hedged with a corresponding entry in the income statement.

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

The Group also uses commodity contracts to hedge future requirements. Those contracts that can also be settled in cash are treated as financial instruments.

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

74	Unilever Annual Report on Form 20-F 2007

Back to Contents

Financial statements continued

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

Shares held by employee share trusts
The assets and liabilities of certain PLC trusts, NV and group companies which purchase and hold NV and PLC shares to satisfy options granted are included in the consolidated accounts. The book value of shares held is deducted from other reserves, and trusts’ borrowings are included in the Group’s liabilities. The costs of the trusts are included in the results of the Group. These shares are excluded from the calculation of earnings per share.

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

The preparation of financial statements requires management to make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

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

The recoverable amounts of cash-generating units are determined based on the higher of fair value less costs to sell and value-in-use calculations. These calculations require the use of estimates. Details of key assumptions made are set out in note 9 on page 86.

Unilever Annual Report on Form 20-F 2007	75

Back to Contents

Financial statements continued

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

Recent accounting developments
We are currently assessing the impact of the following revised standards or interpretations. These changes are not expected to have a material impact on the Group’s results of operations, financial position or disclosures.

•	Amendments in IAS 1 ‘Presentation of Financial Statements’ (effective from 1 January 2009) requiring information in financial statements to be aggregated on the basis of shared characteristics and introducing a statement of comprehensive income.

•	Amendments in IAS 23 ‘Borrowing Costs’ (effective from 1 January 2009) removing the option for expensing borrowing costs and requiring mandatory capitalisation of qualifying borrowing costs.

•	IFRS 8 'Operating Segments' (effective from 1 January 2009) introduces a management reporting approach to segment reporting. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. It replaces disclosure requirements in IAS 14 'Segment Reporting'.

•	IFRIC 14 ‘Limit on a defined benefit asset minimum funding requirement and their interaction’ (effective from 1 January 2008) clarifies that a pension plan surplus can be recognised only when a company has the unconditional right to receive the benefits of it, regardless of whether the surplus is immediately available.

•	Amendments in IFRS 3 ‘Business Combinations’ and IAS 27 ‘Consolidated and Separate Financial Statements’ (effective from 1 July 2009) changing and updating the existing requirements or practice on accounting for partial acquisitions, step acquisitions, acquisition-related costs, contingent consideration and transactions with non-controlling interests.

76	Unilever Annual Report on Form 20-F 2007

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

2 Segment information

Our primary reporting segments are geographic, comprising our three operating regions of Europe, The Americas and Asia Africa. The home countries of the Unilever Group are the Netherlands and the United Kingdom. Turnover for these two countries combined in 2007 was €3 768 million (2006: €3 710 million; 2005: €3 679 million). The combined operating profit in 2007 was €444 million (2006: €555 million; 2005: €648 million). Turnover for the United States for 2007 was €7 120 million (2006: €7 627 million; 2005: €7 550 million). No other country had turnover of more than 10% of the Group total.

The analysis of turnover by geographical area is stated on the basis of origin. Turnover on a destination basis would not be materially different. Inter-segment sales between geographical areas and between product areas as on page 79 are not material. Total assets and capital expenditure are based on the location of the assets. Segment results are presented on the basis of operating profit. Segment assets consist primarily of property, plant and equipment, goodwill and other intangible assets, inventories and receivables. Corporate assets consist of current and deferred tax and pension assets, cash and cash equivalents, and other current or non-current financial assets. Segment liabilities consist primarily of trade payables and other liabilities. Corporate liabilities include financial liabilities, tax balances payable, provisions and pension and deferred tax liabilities. Capital expenditure comprises additions to property, plant and equipment and intangible assets, including additions resulting from acquisitions. Other non-cash charges include charges to the income statement during the year in respect of share-based compensation, restructuring and other provisions.

	€ million	€ million	€ million	€ million
		The	Asia
Analysis by geographical segment	Europe	Americas	Africa	Total

2007
Turnover	15 205	13 442	11 540	40 187
Operating profit	1 678	1 971	1 596	5 245
Net finance costs				(252)
Share of net profit/(loss) of joint ventures	26	74	2	102
Share of net profit/(loss) of associates	50	–	–	50
Other income from non-current investments				39

Profit before taxation				5 184
Taxation				(1 128)

Net profit from continuing operations				4 056
Net profit from discontinued operations				80

Net profit				4 136

2006
Turnover	15 000	13 779	10 863	39 642
Operating profit	1 903	2 178	1 327	5 408
Net finance costs				(721)
Share of net profit/(loss) of joint ventures	17	60	1	78
Share of net profit/(loss) of associates	36	–	–	36
Other income from non-current investments				30

Profit before taxation				4 831
Taxation				(1 146)

Net profit from continuing operations				3 685
Net profit from discontinued operations				1 330

Net profit				5 015

2005
Turnover	14 940	13 179	10 282	38 401
Operating profit	2 064	1 719	1 291	5 074
Net finance costs				(613)
Share of net profit/(loss) of joint ventures	11	36	–	47
Share of net profit/(loss) of associates	(25)	1	(1)	(25)
Other income from non-current investments				33

Profit before taxation				4 516
Taxation				(1 181)

Net profit from continuing operations				3 335
Net profit from discontinued operations				640

Net profit				3 975

Unilever Annual Report on Form 20-F 2007	77

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

2 Segment information (continued)

	€ million	€ million	€ million	€ million
		The	Asia
Analysis by geographical segment	Europe	Americas	Africa	Total

Assets
2007
Segment assets	14 502	10 867	6 279	31 648
Joint ventures/associates	201	11	12	224

Total assets by geographical segment	14 703	10 878	6 291	31 872
Corporate assets				5 430

Total assets				37 302

2006
Segment assets	14 411	11 548	5 875	31 834
Joint ventures/associates	78	16	9	103

Total assets by geographical segment	14 489	11 564	5 884	31 937
Corporate assets				5 135

Total assets				37 072

Liabilities
2007
Segment liabilities	3 964	1 702	2 568	8 234
Joint ventures/associates	15	10	5	30

Total liabilities by geographical segment	3 979	1 712	2 573	8 264
Corporate liabilities				16 219

Total liabilities				24 483

2006
Segment liabilities	4 078	1 790	2 231	8 099
Joint ventures/associates	18	11	5	34

Total liabilities by geographical segment	4 096	1 801	2 236	8 133
Corporate liabilities				17 267

Total liabilities				25 400

Capital expenditure
2007	672	342	411	1 425
2006	511	396	294	1 201

Depreciation of property, plant and equipment
2007	(381)	(249)	(174)	(804)
2006	(368)	(239)	(180)	(787)
2005	(390)	(230)	(150)	(770)

Amortisation of finite-lived intangible assets and software
2007	(76)	(48)	(16)	(140)
2006	(63)	(76)	(18)	(157)
2005	(52)	(38)	(9)	(99)

78	Unilever Annual Report on Form 20-F 2007

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

2 Segment information (continued)

	€ million	€ million	€ million	€ million
		The	Asia
Analysis by geographical segment	Europe	Americas	Africa	Total

Impairment charges
2007
Goodwill	–	–	–	–
Intangible assets	–	–	–	–

Total impairment charge	–	–	–	–

2006
Goodwill	(12)	–	–	(12)
Intangible assets	–	(2)	–	(2)

Total impairment charge	(12)	(2)	–	(14)

2005
Goodwill	–	(129)	(2)	(131)
Intangible assets	–	(241)	(10)	(251)
Other	–	–	(15)	(15)

Total impairment charge	–	(370)	(27)	(397)

Other non-cash charges
2007	(366)	(216)	(66)	(648)
2006	(679)	(231)	(52)	(962)
2005	(224)	(311)	(53)	(588)

Analysis by product area
Although the Group’s operations are managed on a geographical basis, the two Foods and Home and Personal Care categories manage brands which we group into our principal product areas; these are secondary reporting segments and are listed below.

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
Home care and other operations – including sales of home care products, such as laundry powders and liquids, and a wide range of cleaning products. To support our consumer brands, we own tea plantations, the results of which are reported within this segment.

	€ million	€ million	€ million	€ million	€ million
				Home
	Savoury,	Ice cream		care
	dressings	and	Personal	and
Analysis by product area	and spreads	beverages	care	other	Total

2007
Turnover	13 988	7 600	11 302	7 297	40 187
Operating profit	2 059	809	1 786	591	5 245
Net finance costs					(252)
Share of net profit/(loss) of joint ventures	15	85	1	1	102
Share of net profit/(loss) of associates	–	–	–	50	50
Other income from non-current investments					39

Profit before taxation					5 184
Taxation					(1 128)

Net profit from continuing operations					4 056
Net profit from discontinued operations					80

Net profit					4 136

2006
Turnover	13 767	7 578	11 122	7 175	39 642
Operating profit	1 993	900	1 913	602	5 408
Net finance costs					(721)
Share of net profit/(loss) of joint ventures	13	64	1	–	78
Share of net profit/(loss) of associates	–	–	–	36	36
Other income from non-current investments					30

Profit before taxation					4 831
Taxation					(1 146)

Net profit from continuing operations					3 685
Net profit from discontinued operations					1 330

Net profit					5 015

Unilever Annual Report on Form 20-F 2007	79

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

2 Segment information (continued)

	€ million	€ million	€ million	€ million	€ million
				Home
	Savoury,	Ice cream		care
	dressings	and	Personal	and
Analysis by product area	and spreads	beverages	care	other	Total

2005
Turnover	13 557	7 332	10 485	7 027	38 401
Operating profit	2 026	609	1 793	646	5 074
Net finance costs					(613)
Share of net profit/(loss) of joint ventures	10	36	1	–	47
Share of net profit/(loss) of associates	–	–	–	(25)	(25)
Other income from non-current investments					33

Profit before taxation					4 516
Taxation					(1 181)

Net profit from continuing operations					3 335
Net profit from discontinued operations					640

Net profit					3 975

Assets
2007
Segment assets	19 794	4 434	3 752	3 668	31 648
Joint ventures/associates	19	134	12	59	224

Total assets by product area	19 813	4 568	3 764	3 727	31 872
Corporate assets					5 430

Total assets					37 302

2006
Segment assets	20 435	4 485	3 616	3 298	31 834
Joint ventures/associates	29	24	7	43	103

Total assets by product area	20 464	4 509	3 623	3 341	31 937
Corporate assets					5 135

Total assets					37 072

Capital expenditure
2007	451	350	383	241	1 425
2006	387	327	195	292	1 201

80	Unilever Annual Report on Form 20-F 2007

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

3 Gross profit and operating costs

	€ million	€ million	€ million
	2007	2006	2005

Turnover	40 187	39 642	38 401
Cost of sales	(20 558)	(20 093)	(19 539)

Gross profit	19 629	19 549	18 862
Distribution and selling costs	(9 489)	(9 486)	(9 078)
Administrative expenses(a)	(4 895)	(4 655)	(4 710)

Operating profit	5 245	5 408	5 074

(a)	Includes amortisation of finite-lived intangible assets and impairment of goodwill and intangible assets.

The following items are disclosed on the face of the income statement as separate disclosure provides additional information to users to help them better understand underlying business performance.

	€ million	€ million	€ million
	2007	2006	2005

Restructuring	(875)	(704)	(328)
Business disposals, impairments and other:
Gain/(loss) on disposals of group companies	297	179	132
Impairments	–	(14)	(397)
(Provision for)/release of Brazilian sales tax	9	31	16
Gains on US healthcare and UK pensions	–	266	–

Restructuring costs are incurred as Unilever continues to simplify the organisation, reorganise operations and support functions and redevelop the portfolio. They primarily relate to redundancy and retirement costs. The significant costs incurred in 2007 are in respect of new multi-country organisations announced and several factory closures. Business disposals generate both costs and revenues which are not reflective of underlying performance. Impairment charges are primarily recognised for goodwill other than where included in restructuring or as part of business disposals. In 2005 an impairment charge of €363 million was recognised in respect of Slim•Fast.

The gains on US healthcare arose from the introduction of an annual cap on the benefits which each participant can claim. The gain in the UK resulted from reducing deferred pensions where they are taken early.

Other items within operating costs include:

	€ million	€ million	€ million
	2007	2006	2005

Staff costs	(5 537)	(5 355)	(5 745)
Raw and packaging materials and goods purchased for resale	(15 588)	(15 655)	(15 106)
Amortisation of finite-lived intangible assets and software	(140)	(157)	(99)
Depreciation of property, plant and equipment	(804)	(787)	(770)
Advertising and promotions	(5 289)	(5 203)	(4 918)
Exchange gains/(losses):	(15)	(25)	19
On underlying transactions	(10)	(10)	(6)
On covering forward contracts	(5)	(15)	25
Lease rentals:	(477)	(451)	(421)
Minimum operating lease payments	(488)	(455)	(423)
Contingent operating lease payments	–	(3)	(3)
Less: Sub-lease income relating to operating lease agreements	11	7	5

Total expenditure on research and development in 2007, including costs incurred under some of the headings reported above, was €868 million (2006: €906 million; 2005: €932 million).

Unilever Annual Report on Form 20-F 2007	81

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

4 Staff costs

	€ million	€ million	€ million
Staff costs	2007	2006	2005

Remuneration of employees	(4 409)	(4 377)	(4 456)
Emoluments of Executive Directors	(9)	(8)	(11)
Pensions and other post-employment benefits(a)	(321)	(132)	(384)
Social security costs	(646)	(718)	(702)
Share-based compensation costs	(152)	(120)	(192)

	(5 537)	(5 355)	(5 745)

(a)	In 2006 includes gains of €266 million arising from changes in US post-retirement healthcare plans and UK pension plans.

	’000	’000	’000
Average number of employees during the year	2007	2006	2005

Europe	44	47	51
The Americas	44	46	46
Asia Africa	87	96	115

	175	189	212

5 Net finance costs

	€ million	€ million	€ million
Finance costs	2007	2006	2005

Finance costs	(550)	(590)	(689)

Bank loans and overdrafts	(62)	(93)	(90)
Bonds and other loans	(493)	(499)	(569)
Dividends paid on preference shares	(7)	(6)	(11)
Net gain/(loss) on derivatives designated as a fair value hedge for which no hedge accounting is applied:	12	8	(19)
On interest rate swaps	(1)	(6)	(11)
On foreign exchange derivatives	538	1 035	(798)
Exchange difference on underlying items	(525)	(1 021)	790

Preference shares provision(a)	(7)	(300)	–
Finance income	147	128	129
Pensions and similar obligations(b)	158	41	(53)

	(252)	(721)	(613)

(a)	For further information please refer to note 19 on page 102.
(b)	Net finance costs in respect of pensions and similar obligations are analysed in note 20 on page 106.

82	Unilever Annual Report on Form 20-F 2007

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

6 Taxation

	€ million	€ million	€ million
Tax charge in income statement	2007	2006	2005

Current tax
Current year	(1 118)	(1 171)	(1 172)
Over/(under) provided in prior years(a)	226	206	107

	(892)	(965)	(1 065)
Deferred tax
Origination and reversal of temporary differences	(261)	(171)	(123)
Changes in tax rates	21	(15)	2
Utilisation of unrecognised losses brought forward	4	5	5

	(236)	(181)	(116)

	(1 128)	(1 146)	(1 181)

(a)	Provisions have been released following the favourable settlement of prior year tax audits for amounts provided for tax in prior years in a number of countries, including the Netherlands, the UK and the US, none of which is individually material.

Europe is considered to be Unilever’s domestic tax base. The reconciliation between the computed weighted average rate of income tax expense, which is generally applicable to Unilever’s European companies, and the actual rate of taxation charged is as follows:

	%	%	%
Reconciliation of effective tax rate	2007	2006	2005

Computed rate of tax(b)	27	30	31
Differences due to:
Other rates applicable to non-European countries	2	1	–
Incentive tax credits	(6)	(7)	(5)
Withholding tax on dividends	2	1	2
Adjustments to previous years	(5)	(4)	(2)
Expenses not deductible for tax purposes	2	2	2
Utilisation of previously unrecognised tax losses	–	–	(1)
Other	–	1	(1)

Effective tax rate	22	24	26

(b)	The computed tax rate used is the average of the standard rate of tax applicable in the European countries in which Unilever operates, weighted by the amount of profit before taxation generated in each of those countries.

Unilever Annual Report on Form 20-F 2007	83

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

6 Taxation (continued)

The following tables analyse profit before taxation and actual taxation charges between those arising in Europe and elsewhere.

	€ million	€ million	€ million
	2007	2006	2005

Profit before taxation
Europe
Parent and group companies	2 332	2 266	2 379
Share of net profit/(loss) of joint ventures	26	17	11
Share of net profit/(loss) of associates	50	36	(20)

	2 408	2 319	2 370
Outside Europe
Group companies	2 700	2 451	2 115
Share of net profit/(loss) of joint ventures	76	61	36
Share of net profit/(loss) of associates	–	–	(5)

	2 776	2 512	2 146

	5 184	4 831	4 516

Taxation
Europe
Parent and group companies:
Current taxes payable	(208)	(359)	(414)

Deferred taxation	(202)	(174)	(162)

Accelerated depreciation	27	2	22
Pensions	(196)	(196)	(123)
Provisions	35	24	(25)
Goodwill and intangible assets	(59)	4	(48)
Other	(9)	(8)	12
	(410)	(533)	(576)

Outside Europe
Group companies:
Current taxes payable	(684)	(606)	(651)

Deferred taxation	(34)	(7)	46

Accelerated depreciation	2	25	(40)
Pensions	(2)	(142)	28
Provisions	63	16	(78)
Goodwill and intangible assets	(62)	98	123
Other	(35)	(4)	13
	(718)	(613)	(605)

	(1 128)	(1 146)	(1 181)

84	Unilever Annual Report on Form 20-F 2007

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

7 Combined earnings per share

	€	€	€
Combined earnings per share	2007	2006	2005

From continuing operations
Basic earnings per share	1.32	1.19	1.07
Diluted earnings per share	1.28	1.15	1.04

From discontinued operations
Basic earnings per share	0.03	0.46	0.22
Diluted earnings per share	0.03	0.45	0.21

From total operations
Basic earnings per share	1.35	1.65	1.29
Diluted earnings per share	1.31	1.60	1.25

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

The calculations of diluted earnings per share are based on: (i) conversion into PLC ordinary shares of the shares in a group company which are convertible in the year 2038, as described in Corporate governance on page 42; (ii) conversion of the €0.05 NV preference shares, details of which are set out below and in note 16 on page 94; (iii) the effect of share-based compensation plans, details of which are set out in note 29 on pages 117 to 119; and (iv) the forward equity contract described in note 29 on page 119.

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

			Millions of share units
	Calculation of average number of share units	2007	2006	2005

Average number of shares:	NV	1 714.7	1 714.7	1 714.7
	PLC	1 310.2	1 310.2	1 310.2
	Less shares held by employee share trusts and companies	(150.3)	(141.6)	(111.9)

	Combined average number of share units for all bases except diluted earnings per share	2 874.6	2 883.3	2 913.0
	Add shares issuable in 2038	70.9	70.9	70.9
	Add shares for conversion	–	–	7.1
	Add dilutive effect of share-based compensation plans and forward equity contract	30.6	18.3	16.0

	Adjusted combined average number of share units for diluted earnings per share basis	2 976.1	2 972.5	3 007.0

	€ million	€ million	€ million
Calculation of earnings	2007	2006	2005

For earnings per share from total operations:
Net profit attributable to ordinary capital for total operations	3 888	4 745	3 766

For earnings per share from continuing operations:
Net profit from continuing operations	4 056	3 685	3 335
Minority interest in continuing operations	(248)	(266)	(205)

Net profit attributable to ordinary capital for continuing operations	3 808	3 419	3 130

The numbers of shares included in the calculation of earnings per share is an average for the period. These numbers are influenced by the share buy-back programme that we undertook during 2007. During that period the following movements in shares took place:

Millions of share units

Number of shares at 31 December 2006 (net of treasury stock)	2 889.9
Net movements in shares under incentive schemes	29.7
Share buy-back	(66.5)

Number of shares at 31 December 2007	2 853.1

On 11 February 2008, Unilever announced a share buy-back programme of at least €1.5 billion in 2008.

Unilever Annual Report on Form 20-F 2007	85

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

8 Dividends on ordinary capital

	€ million	€ million	€ million
Dividends paid on ordinary capital during the year	2007	2006	2005

Final NV dividend for the prior year of €0.47 per share (2006: €0.44; 2005 €0.42)	(767)	(722)	(710)
Final PLC dividend for the prior year of 32.04p per share (2006: 30.09p; 2005: 28.49p)	(589)	(547)	(519)
Interim NV dividend for the year of €0.25 per share (2006: €0.23; 2005 €0.22)	(400)	(379)	(363)
Interim PLC dividend for the year of 17.00p per share (2006: 15.62p; 2005 15.04p)	(314)	(285)	(275)
One-off NV dividend of €0.26 per share in 2006	–	(428)	–
One-off PLC dividend of 17.66p per share in 2006	–	(323)	–

	(2 070)	(2 684)	(1 867)

Of which:
NV dividends	(1 167)	(1 529)	(1 073)
PLC dividends	(903)	(1 155)	(794)

The proposed final dividends on ordinary capital for the year 2007 have to be approved by shareholders at the Annual General Meetings. In accordance with IFRS, no provision for the amount of this dividend, estimated at €1 427 million, has been recognised in the financial statements for the year ended 31 December 2007.

Full details of dividends per share for the years 2003 to 2007 are given on page 141.

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

	€ million	€ million
At cost less amortisation and impairment	2007	2006

Goodwill	12 244	12 425
Intangible assets:	4 511	4 781
Indefinite-lived intangible assets	3 921	4 174
Finite-lived intangible assets	273	343
Software	317	264

	16 755	17 206

	€ million	€ million	€ million	€ million	€ million
		Indefinite-	Finite-
		lived	lived
		intangible	intangible
Movements during 2007	Goodwill	assets	assets	Software	Total

Cost
1 January 2007	13 454	4 409	642	392	18 897
Acquisitions of group companies	334	–	–	–	334
Disposals of group companies	(4)	(1)	–	–	(5)
Change in useful life assumptions	–	(2)	2	–	–
Additions	–	–	3	133	136
Disposals	–	–	–	(16)	(16)
Currency retranslation	(602)	(272)	(26)	(8)	(908)

31 December 2007	13 182	4 134	621	501	18 438

Amortisation and impairment
1 January 2007	(1 029)	(235)	(299)	(128)	(1 691)
Amortisation for the year	–	–	(64)	(76)	(140)
Disposals	–	–	–	16	16
Currency retranslation	91	22	15	4	132

31 December 2007	(938)	(213)	(348)	(184)	(1 683)

Net book value 31 December 2007	12 244	3 921	273	317	16 755

86	Unilever Annual Report on Form 20-F 2007

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

9 Goodwill and intangible assets (continued)

	€ million	€ million	€ million	€ million	€ million
		Indefinite-	Finite-
		lived	lived
		intangible	intangible
Movements during 2006	Goodwill	assets	assets	Software	Total

Cost
1 January 2006	14 080	4 713	631	291	19 715
Acquisitions of group companies	60	8	1	–	69
Disposals of group companies	(1)	–	–	–	(1)
Change in useful life assumptions	–	(32)	32	–	–
Additions	–	–	3	110	113
Currency retranslation	(685)	(280)	(25)	(9)	(999)

31 December 2006	13 454	4 409	642	392	18 897

Amortisation and impairment
1 January 2006	(1 117)	(263)	(215)	(65)	(1 660)
Amortisation for the year	–	–	(94)	(63)	(157)
Impairment	(12)	–	–	(2)	(14)
Currency retranslation	100	28	10	2	140

31 December 2006	(1 029)	(235)	(299)	(128)	(1 691)

Net book value 31 December 2006	12 425	4 174	343	264	17 206

There are no significant carrying amounts of goodwill and intangible assets that are allocated across multiple cash generating units (CGUs).

Impairments charges in the year
There were no impairments in 2007. The impairments charged in 2006 principally related to business disposals that were completed during 2007.

In 2006, Slim•Fast was fully integrated into The Americas business as part of the North American beverage operations. As a result of the integration, Slim•Fast is no longer evaluated on a stand-alone basis but as part of the North American beverage CGU. The 2007 and 2006 impairment reviews on this basis did not result in any impairments (2005: €363 million).

Significant CGUs
The goodwill and indefinite-lived intangible assets (predominantly Knorr and Hellmann’s) held in the global savoury and dressings CGU, comprising €11.1 billion (2006: €11.6 billion) and €3.2 billion (2006: €3.4 billion) respectively, are considered significant in comparison to the total carrying amounts of goodwill and indefinite-lived intangible assets at 31 December 2007. No other CGUs are considered significant in this respect.

During 2007, we conducted an impairment review of the carrying value of these assets. Value in use of the global savoury and dressings CGU has been calculated as the present value of projected future cash flows. A pre-tax discount rate of 10% was used.

The following key assumptions were used in the discounted cash flow projections for the savoury and dressings CGU:

•	a longer-term sustainable growth rate of 4%, adjusted for market fade, used to determine an appropriate terminal value multiple;
•	average near-term nominal growth for the major product groups within the CGU of 4%; and
•	average operating margins for the major product groups within the CGU ranging from 15% to 18%.

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

Unilever Annual Report on Form 20-F 2007	87

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

10 Property, plant and equipment

	€ million	€ million
At cost less depreciation and impairment	2007	2006

Land and buildings	1 989	1 944
Plant and equipment	4 295	4 332

	6 284	6 276

Includes freehold land	207	205

Commitments for capital expenditure at 31 December	321	231

	€ million	€ million	€ million
	Land and	Plant and
Movements during 2007	buildings	equipment	Total

Gross
1 January 2007	2 992	10 371	13 363
Disposals of group companies	(12)	(142)	(154)
Additions	346	943	1 289
Disposals	(98)	(429)	(527)
Currency retranslation	(116)	(333)	(449)
Reclassification as held for sale	(41)	(165)	(206)
Other adjustments	(52)	9	(43)

31 December 2007	3 019	10 254	13 273

Depreciation
1 January 2007	(1 048)	(6 039)	(7 087)
Disposals of group companies	8	102	110
Depreciation charge for the year	(106)	(698)	(804)
Disposals	37	372	409
Currency retranslation	36	186	222
Reclassification as held for sale	24	114	138
Other adjustments	19	4	23

31 December 2007	(1 030)	(5 959)	(6 989)

Net book value 31 December 2007	1 989	4 295	6 284

Includes payments on account and assets in course of construction	80	542	622

88	Unilever Annual Report on Form 20-F 2007

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

10 Property, plant and equipment (continued)

	€ million	€ million	€ million
	Land and	Plant and
Movements during 2006	buildings	equipment	Total

Gross
1 January 2006	3 014	10 845	13 859
Acquisitions of group companies	2	6	8
Disposals of group companies	(130)	(291)	(421)
Additions	150	921	1 071
Disposals	(80)	(586)	(666)
Currency retranslation	(136)	(446)	(582)
Reclassification as held for sale(a)	95	(69)	26
Other adjustments	77	(9)	68

31 December 2006	2 992	10 371	13 363

Depreciation
1 January 2006	(1 020)	(6 347)	(7 367)
Disposals of group companies	50	185	235
Depreciation charge for the year(b)	(74)	(731)	(805)
Disposals	45	512	557
Currency retranslation	38	251	289
Reclassification as held for sale(a)	(18)	69	51
Other adjustments	(69)	22	(47)

31 December 2006	(1 048)	(6 039)	(7 087)

Net book value 31 December 2006	1 944	4 332	6 276

Includes payments on account and assets in course of construction	71	478	549

(a)	After reinstating certain assets with gross value of €112 million and accumulated depreciation of €28 million which were previously classified as held for sale.
(b)	Includes €(18) million relating to discontinued operations.

Included in the above is property, plant and equipment under a number of finance lease agreements, for which the book values are as follows:

	€ million	€ million	€ million
		Plant and
Net book value	Buildings	equipment	Total

Gross book value	223	342	565
Depreciation	(16)	(204)	(220)

31 December 2007	207	138	345

Gross book value	62	369	431
Depreciation	(20)	(201)	(221)

31 December 2006	42	168	210

Unilever Annual Report on Form 20-F 2007	89

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

11 Other non-current assets

	€ million	€ million
	2007	2006

Interest in net assets of joint ventures	150	57
Interest in net assets of associates	74	46
Other non-current financial assets(a):	738	735
Held-to-maturity investments	473	453
Loans and receivables	13	13
Available-for-sale financial assets	201	257
Financial assets at fair value through profit or loss	51	12
Long-term trade and other receivables(b)	187	199
Fair value of biological assets	37	36
Other non-financial assets	138	53

	1 324	1 126

(a)	Predominantly consist of investments in a number of companies and financial institutions in India, Europe and the US, including €162 million (2006: €181 million) of assets in a trust to fund benefit obligations in the US (see also note 20 on page 103).
(b)	Classified as loans and receivables.

	€ million	€ million
Movements during 2007 and 2006	2007	2006

Joint ventures(c)
1 January	57	67
Additions(d)	115	–
Dividends received/reductions	(122)	(85)
Share in net profit	102	78
Currency retranslation	(2)	(3)

31 December	150	57

Associates(e)
1 January	12	(20)
Acquisitions/(disposals)	31	5
Dividends received/reductions	(48)	(13)
Share in net profit	50	36
Currency retranslation	(1)	4

	44	12
Of which: Net liabilities of JohnsonDiversey reclassified to provisions	30	34

31 December	74	46

(c)	Our principal joint ventures are the FIMA business in Portugal, Pepsi/Lipton International and the Pepsi/Lipton Partnership in the US.
(d)	In January 2007, the reorganisation of our Portuguese businesses was completed, whereby Unilever now has a 55% share of the combined Portuguese entity, called Unilever Jerónimo Martins. The structure of the newly formed entity is such that there is joint control and it is therefore accounted for by Unilever as a joint venture. In December 2007 a capital contribution of €103 million was made to Pepsi/Lipton International.
(e)	Associates primarily comprise our investments in JohnsonDiversey Holdings Inc., Palmci, Langholm Capital Partners and Physic Ventures. Other Unilever Ventures assets (excluding Langholm) are included under ‘Other non-current financial assets’ above.

	€ million	€ million
Analysis of listed and unlisted investments	2007	2006

Investments listed on a recognised stock exchange	388	402
Unlisted investments	350	333

	738	735

	€ million	€ million	€ million
Other income from non-current investments	2007	2006	2005

Income from other non-current investments	19	21	20
Profit/(loss) on disposal	20	9	13

	39	30	33

The joint ventures and associates have no significant contingent liabilities to which the Group is exposed, and the Group has no significant contingent liabilities in relation to its interest in the joint ventures and associates.

The Group has no outstanding capital commitments to joint ventures.

Outstanding balances with joint ventures and associates are shown in note 30 on page 120.

90	Unilever Annual Report on Form 20-F 2007

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

12 Deferred taxation

	€ million	€ million	€ million	€ million	€ million
			Reclassification
	As at 1			to liabilities	As at 31
	January	Income		held for	December
Movements during the year	2007	statement (a)	Equity (b)	disposal	2007

Pensions and similar obligations	714	(198)	(316)	–	200
Provisions	692	93	–	1	786
Goodwill and intangible assets	(684)	(121)	25	–	(780)
Accelerated tax depreciation	(649)	29	20	2	(598)
Tax losses	113	(32)	3	–	84
Fair value gains	(1)	(1)	(6)	–	(8)
Fair value losses	4	–	4	–	8
Share-based payments	92	(26)	35	–	101
Other	(18)	15	–	–	(3)

	263	(241)	(235)	3	(210)

(a)	Includes €5 million charge reported under discontinued operations in the income statement.
(b)	Of the total movement in equity of €235 million, €7 million arises as a result of currency retranslation.

At the balance sheet date, the Group has unused tax losses of €1 471 million and tax credits amounting to €503 million available for offset against future taxable profits. Deferred tax assets have not been recognised in respect of unused tax losses of €1 146 million and tax credits of €503 million, as it is not probable that there will be future taxable profits within the entities against which the losses can be utilised. The majority of these tax losses and credits arise in tax jurisdictions where they do not expire with the exception of €456 million of state and federal tax losses in the US which expire between now and 2027.

Other deductible temporary differences of €123 million have not been recognised as a deferred tax asset. There is no expiry date for these differences.

At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was €1 059 million (2006: €755 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences, and it is probable that such differences will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	€ million	€ million	€ million	€ million	€ million	€ million
	Assets	Assets	Liabilities	Liabilities	Total	Total
Deferred tax assets and liabilities	2007	2006	2007	2006	2007	2006

Pensions and similar obligations	514	925	(314)	(211)	200	714
Provisions	750	670	36	22	786	692
Goodwill and intangible assets	(223)	(194)	(557)	(490)	(780)	(684)
Accelerated tax depreciation	(234)	(328)	(364)	(321)	(598)	(649)
Tax losses	85	112	(1)	1	84	113
Fair value gains	(3)	(1)	(5)	–	(8)	(1)
Fair value losses	8	4	–	–	8	4
Share-based payments	101	92	–	–	101	92
Other	5	(14)	(8)	(4)	(3)	(18)

	1 003	1 266	(1 213)	(1 003)	(210)	263

Of which deferred tax to be recovered/(settled) after more than 12 months	484	460	(1 111)	(621)	(627)	(161)

13 Inventories

	€ million	€ million
Inventories	2007	2006

Raw materials and consumables	1 406	1 360
Finished goods and goods for resale	2 488	2 436

	3 894	3 796

Inventories with a value of €101 million (2006: €96 million) are carried at net realisable value, this being lower than cost. During 2007, €177 million (2006: €160 million) was charged to the income statement for damaged, obsolete and lost inventories. In 2007, €25 million (2006: €34 million) was utilised or released to the income statement from inventory provisions taken in earlier years.

In 2007, inventories with a carrying amount of €4 million were pledged as security for certain of the Group’s borrowings (2006: €6 million).

Unilever Annual Report on Form 20-F2007	91

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

14 Trade and other receivables

	€ million	€ million
Trade and other receivables	2007	2006

Due within one year
Trade receivables	2 965	3 054
Prepayments and accrued income	467	441
Other receivables	762	759

	4 194	4 254

Credit terms for customers are determined in individual territories. Concentrations of credit risk with respect to trade receivables are limited, due to the Group’s customer base being large and diverse. Our historical experience of collecting receivables, supported by the level of default, is that credit risk is low across territories and so trade receivables are considered to be a single class of financial assets. Other receivables comprise loans and receivables of €362 million (2006: €413 million) and other non-financial assets of €400 million (2006: €346 million).

	€ million	€ million
Ageing of trade receivables	2007	2006

Total trade receivables	3 112	3 214
Less impairment provision for trade receivables	(147)	(160)

	2 965	3 054

Of which:
Not overdue	2 240	2 433
Past due less than three months	649	534
Past due more than three months but less than six months	85	82
Past due more than six months but less than one year	57	53
Past due more than one year	81	112
Impairment provision for trade receivables	(147)	(160)

	2 965	3 054

	€ million	€ million
Impairment provision for trade and other receivables – movements during the year	2007	2006

1 January	180	258
Charged to current year income statement	39	38
Reductions/releases	(40)	(107)
Currency retranslation	(3)	(9)

31 December	176	180

15 Cash and cash equivalents and other financial assets

	€ million	€ million
Cash and cash equivalents and other financial assets	2007	2006

Cash and cash equivalents
Cash at bank and in hand	507	469
Short-term deposits with maturity of less than three months	500	390
Other cash equivalents(a):	91	180

	1 098	1 039

Other financial assets(b)
Held-to-maturity investments	15	36
Loans and receivables	2	9
Available-for-sale financial assets	91	171
Financial assets at fair value through profit or loss(c)	108	57

	216	273

Of which:
Listed	41	47
Unlisted	175	226

	216	273

(a)	Other cash equivalents are wholly comprised of available-for-sale financial assets.
(b)	Other financial assets include government securities, A minus or higher rated money, capital market instruments and derivatives.
(c)	Financial assets at fair value through profit and loss include derivatives amounting to €78 million (2006: €36 million).

92	Unilever Annual Report on Form 20-F2007

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

15 Cash and cash equivalents and other financial assets (continued)

	€ million	€ million	€ million
Cash and cash equivalents included in the cash flow statement	2007	2006	2005

Cash and cash equivalents as per balance sheet	1 098	1 039	1 529
Cash and cash equivalents in businesses held for sale	–	–	1
Bank overdrafts	(197)	(329)	(265)

	901	710	1 265

Interest rate profile and currency analysis of financial assets
The table set out below takes into account the various interest rate swaps and forward foreign currency contracts entered into by the Group, details of which are set out in note 17 on pages 97 to 101.

The interest rate profiles of the Group’s financial assets analysed by principal currency are set out in the table below:

	€ million			€ million		€ million
	Fixed	Fixed	Fixed	Floating	Floating
	rate	rate	rate	rate	rate	Total

	Amount	Average	Weighted		Interest
	of fixing	interest rate	average		rate for
for following		for following	fixing		following
	year	year	period		year

Assets – 2007
Euro	12	4.6%	0.5 years	358	4.5%	370
Sterling	541	6.2%	0.7 years	1 250	5.3%	1 791	(a)
US dollar	–			4	3.4%	4
Indian rupee	–			205	9.0%	205
Brazilian real	–			151	11.2%	151
Other	–			577	7.5%	577

	553			2 545		3 098
Sterling leg of currency derivatives mainly relating to intra-group loans(a)						(1 784)

Total						1 314	(b)

Assets – 2006
Euro	1	3.1%	0.1 years	243	4.1%	244
Sterling	1 549	5.3%	1.0 years	1 196	5.6%	2 745	(a)
US dollar	–			8	5.4%	8
Indian rupee	–			403	8.8%	403
Brazilian real	–			49	13.2%	49
Other	–			586	6.5%	586

	1 550			2 485		4 035
Sterling leg of currency derivatives mainly relating to intra-group loans(a)						(2 723)

Total						1 312	(b)

(a)	Includes the sterling leg of the currency derivatives mainly relating to intra-group loans, amounting to €1 784 million for 2007 (2006: €2 723 million). These derivatives create a sterling interest rate exposure. However, to reconcile the assets with the balance sheet, the total value is eliminated again. The other leg of the currency derivatives is shown in note 16 as a liability.
(b)	Includes fair value of financial liability-related derivatives amounting to €78 million (2006: €36 million).

Unilever Annual Report on Form 20-F2007	93

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

16 Financial liabilities

	€ million	€ million
Financial liabilities	2007	2006

Preference shares	124	124
Bank loans and overdrafts	1 212	1 307
Bonds and other loans
At amortised cost	7 907	6 561
Subject to fair value hedge accounting	–	609
Finance lease creditors	311	187
Derivatives	95	47

	9 649	8 835

All the preference shares and the bank loans and overdrafts are valued at amortised cost.

	€ million	€ million
Financial liabilities – additional details	2007	2006

The repayments fall due as follows
Within one year:
Bank loans and overdrafts	785	743
Bonds and other loans	3 239	3 619
Finance lease creditors	65	61
Derivatives	77	35

Total due within one year	4 166	4 458

After one year but within two years	1 087	448
After two years but within three years	1 325	330
After three years but within four years	34	1 358
After four years but within five years	797	10
After five years	2 240	2 231

Total due after more than one year	5 483	4 377

Secured financial liabilities	5	–

Of which secured against property, plant and equipment	–	–

		€ million			€ million	€ million	€ million
					Issued,
	Number		Nominal	Number	called up
	of shares		value	of shares	and fully	Statutory
	authorised	Authorised	per share	issued	paid	Reserve	Total

Preference shares NV as at 31 December 2007
7% Cumulative Preference	75 000	32	€ 428.57	29 000	12	1	13
6% Cumulative Preference(a)	200 000	86	€ 428.57	161 060	69	4	73
4% Cumulative Preference	750 000	32	€ 42.86	750 000	32	2	34
Share premium					4		4

		150			117	7	124

Preference shares NV as at 31 December 2006
7% Cumulative Preference	75 000	32	€ 428.57	29 000	12	1	13
6% Cumulative Preference(a)	200 000	86	€ 428.57	161 060	69	4	73
4% Cumulative Preference	750 000	32	€ 42.86	750 000	32	2	34
Share premium					4		4

		150			117	7	124

(a)	The 6% cumulative preference shares are traded in the market in units of one tenth of their nominal value.

The 7%, 6% and 4% cumulative preference shares of NV are entitled to dividends at the rates indicated. The 4% preference capital of NV is redeemable at par at the company‘s option either wholly or in part. The other classes of preferential share capital of NV are not unilaterally redeemable by the company.

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

In order to maintain the same economic rights for the preference shares as before the euro conversion, it was decided that their entitlement to dividend and liquidation proceeds remains linked, using the official euro conversion rate, to the amount in Dutch guilders originally paid up on these shares. The euro conversion did not alter the dividend entitlements of the cumulative preference shares.

94	Unilever Annual Report on Form 20-F 2007

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

16 Financial liabilities (continued)

Additional details
Details of specific bonds and other loans are given below:

	€ million	€ million		€ million	€ million
	Amortised	Fair		Amortised	Fair
	cost	value		cost	value
	2007	2007	(a)	2006	2006	(a)

Unilever N.V.
4.250% Bonds 2007 (€)	–	–		505	500
5.000% Bonds 2007 (US $)	–	–		490	–
Floating rate note 2009 (€)	750	–		–	–
4.625% Bonds 2012 (€)	747	–		–	–
3.375% Bonds 2015 (€)	747	–		747	–
Other	–	–		7	–

Total Unilever N.V.	2 244	–		1 749	500

Other group companies

Netherlands
Commercial paper (€)	1 526	–		770	–
Commercial paper (£)	45	–		532	–
Commercial paper (US $)	487	–		236	–
Commercial paper (Swiss francs)	29	–		63	–
Commercial paper (Canadian $)	12	–		–	–

United States
Floating rate extendible note 2009 (US $)(b)	340	–		–	–
7.125% Bonds 2010 (US $)	1 184	–		1 321	–
7.000% Bonds 2017 (US $)	99	–		110	–
7.250% Bonds 2026 (US $)	195	–		217	–
6.625% Bonds 2028 (US $)	149	–		166	–
5.900% Bonds 2032 (US $)	668	–		746	–
5.600% Bonds 2097 (US $)	62	–		69	–
Commercial paper (US $)	732	–		259	–
Other	8	–		8	–

Thailand
3.300% Bonds 2007 (Thai baht)	–	–		139	–

South Africa
10.200% Bonds 2008 (South African rand)	100	–		–	109
Commercial paper (South African rand)	–	–		27	–

Other countries	27	–		149	–

Total other group companies	5 663	–		4 812	109

Total bonds and other loans	7 907	–		6 561	609

(a)	Values are based on fair value hedge accounting and do not include a valuation of the credit risk.
(b)	Of which €292 million will be repaid in 2008.

Reclassifications
During 2007, Unilever discontinued fair value hedge accounting for 10.200% Bonds 2008 (South African Rand). On the date the hedge accounting discontinued, the fair value became the new value at amortised cost.

Unilever Annual Report on Form 20-F 2007	95

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

16 Financial liabilities (continued)

Interest rate
The average interest rate on short-term borrowings in 2007 was 4.5% (2006: 3.6%) .

Interest rate profile and currency analysis of financial liabilities
The table set out below takes into account the various interest rate swaps and forward foreign currency contracts entered into by the Group, details of which are set out in note 17 on pages 97 to 101. The interest rate profiles of the Group’s financial liabilities analysed by principal currency are set out in the table below:

	€ million			€ million		€ million
	Fixed	Fixed	Fixed	Floating	Floating
	rate	rate	rate	rate	rate	Total

	Amount	Average	Weighted		Interest
	of fixing	interest rate	average		rate for
	for following	for following	fixing		following
	year	year	period		year

Liabilities – 2007
Euro(c)	2 073	4.3%	5.0 years	980	4.5%	3 053
Sterling	168	6.4%	19.8 years	98	5.3%	266
US dollar	3 259	6.2%	10.9 years	1 853	3.4%	5 112
Swedish krona	–			741	4.9%	741
Swiss francs	–			699	3.1%	699
Japanese yen	240	1.0%	1.5 years	99	1.1%	339
Thai baht	139	3.5%	0.9 years	43	4.2%	182
Australian dollar	3	5.3%	12.0 years	192	7.7%	195
Other	90	11.8%	2.5 years	756	6.7%	846

	5 972			5 461		11 433
Euro leg of currency derivatives mainly relating to intra-group loans(d)						(1 784)

Total						9 649	(e)

Liabilities – 2006
Euro(c)	1 771	3.4%	4.5 years	383	4.1%	2 154
Sterling	140	7.8%	20.8 years	143	5.6%	283
US dollar	3 444	6.6%	12.2 years	2 687	5.4%	6 131
Swedish krona	–			830	3.8%	830
Swiss francs	–			519	2.4%	519
Japanese yen	1	4.0%	0.5 years	377	0.8%	378
Thai baht	139	3.2%	0.9 years	85	5.2%	224
Australian dollar	3	5.3%	12.0 years	387	6.7%	390
Other	99	11.9%	3.6 years	550	8.3%	649

	5 597			5 961		11 558
Euro leg of currency derivatives mainly relating to intra-group loans(d)						(2 723)

Total						8 835	(e)

(c)	Euro financial liabilities include €124 million preference shares that provide for a fixed preference dividend.
(d)	Includes the euro leg of the currency derivatives mainly relating to intra-group loans, amounting to € 1 784 million for 2007 (2006: € 2 723 million). These derivatives create an interest rate exposure in euros. However, to reconcile the liability with the balance sheet, the total value is eliminated again. The other leg of the currency derivatives is shown in note 15 on page 93 as an asset.
(e)	Includes finance lease creditors amounting to € 311 million (2006: € 187 million) and fair value of financial liability-related derivatives amounting to € 95 million (2006: € 47 million).

96	Unilever Annual Report on Form 20-F 2007

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

17 Financial instruments and treasury risk management

Treasury Risk Management
Unilever manages a variety of market risks, including the effects of changes in foreign exchange rates, interest rates, liquidity and counterparty risks.

Currency risks
Because of Unilever’s broad operational reach, it is subject to risks from changes in foreign currency values that could affect earnings. As a practical matter, it is not feasible to fully hedge these fluctuations. Additionally, Unilever believes that most currencies of major countries in which it operates will equalise against the euro over time. Unilever does have a foreign exchange policy that requires operating companies to manage trading and financial foreign exchange exposures within prescribed limits. This is achieved primarily through the use of forward foreign exchange contracts. On a case by case basis, depending on potential income statement volatility that can be caused by the fair value movement of the derivative, companies decide whether or not to apply cash flow hedge accounting. Regional groups monitor compliance with this foreign exchange policy. At the end of 2007, there was no material exposure from companies holding assets and liabilities other than in their functional currency.

In addition, as Unilever conducts business in many foreign currencies but publishes its financial statements and measures its performance in euros, it is subject to exchange risk due to the effects that exchange rate movements have on the translation of the underlying net assets of its foreign subsidiaries. Unilever aims to minimise its foreign exchange exposure in operating companies by borrowing in the local currency, except where inhibited by local regulations, lack of local liquidity or local market conditions. For those countries that in the view of management have a substantial retranslation risk, Unilever may decide on a case by case basis, taking into account amongst others the impact on the income statement, to hedge such net investment. This is achieved through the use of forward foreign exchange contracts on which hedge accounting is applied. Nevertheless, from time to time, currency revaluations on unhedged investments will trigger exchange translation movements in the balance sheet.

Interest rate risks
Unilever has an interest rate management policy aimed at achieving an optimal balance between fixed and floating rate interest rate exposures on expected net debt (gross borrowings minus cash and cash equivalents) levels for the next five calendar years. The objective of the policy is to minimise annual interest costs and to reduce volatility. This is achieved by issuing fixed rate long-term debt and by modifying the interest rate exposure of debt and cash positions through the use of interest rate swaps. The fixing levels per calendar year are determined by fixing bands, with minimum and maximum fixing level percentages, decreasing by 10 percentage points per calendar year. The minimum level in the first year amounts to 50% and the maximum level amounts to 90%. The minimum level is set to avoid unacceptable interest cost volatility and the maximum level is set to prevent over-fixing, recognising that future debt levels can be volatile.

At the end of 2007, interest rates were fixed on approximately 68% of the projected net of cash and financial liability positions for 2008 and 53% for 2009 (compared with 48% for 2007 and 52% for 2008 at the end of 2006).

Liquidity risk
A material and sustained shortfall in our cash flow could undermine our credit rating and overall investor confidence and could restrict the Group’s ability to raise funds.

Operational cash flow provides the funds to service the financing of financial liabilities and enhance shareholder return. Unilever manages the liquidity requirements by the use of short-term and long-term cash flow forecasts. Unilever maintains access to global debt markets through an infrastructure of short-term and long-term debt programmes. In addition to this, Unilever has committed credit facilities in place to support its commercial paper programmes and for general corporate purposes.

Unilever had the following undrawn committed facilities at 31 December 2007:

•	revolving 364-day bilateral credit facilities of in aggregate US $3 630 million (2006: US $3 930 million) with a 364-day term out;
•	revolving 364-day notes commitments of US $200 million (2006: US $200 million) with the ability to issue notes with a maturity up to 364 days; and
•	364-day bilateral money market commitments of in aggregate US $1 720 million (2006: US $1 420 million), under which the underwriting banks agree, subject to certain conditions, to subscribe for notes with maturities of up to three years.

These facilities have been renewed until November 2008.

The revolving five-year bilateral credit facilities of in aggregate US $334 million and a revolving 364-day bilateral credit facility of in aggregate US $333 million matured in November 2007 and were not renewed.

The financial market turbulence and associated illiquidity in credit markets during the second half of 2007 did not impact Unilever’s ability to meet its financing requirements.

Unilever Annual Report on Form 20-F 2007	97

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

17 Financial instruments and treasury risk management (continued)

The following table shows Unilever’s contractually agreed (undiscounted) cash flows payable under financial liabilities and derivative assets and liabilities as at the balance sheet date:

Undiscounted cash flows	€ million	€ million	€ million	€ million	€ million	€ million
						Net carrying
						amount as
	Due within	Due between	Due between	Due 3 years		shown in
	1 year	1 and 2 years	2 and 3 years	and beyond	Total	balance sheet

2007
Non derivative financial liabilities:
Financial liabilities excluding related derivatives
and finance lease creditors	(4 101)	(1 060)	(1 314)	(2 877)	(9 352)	(9 243)
Interest on financial liabilities	(304)	(270)	(236)	(1 916)	(2 726)
Finance lease creditors including related finance cost	(81)	(41)	(36)	(362)	(520)	(311)
Trade payables and other liabilities
excluding social security and sundry taxes(a)	(7 643)	(204)	–	–	(7 847)	(7 847)

	(12 129)	(1 575)	(1 586)	(5 155)	(20 445)

Derivative financial liabilities:
Interest rate derivatives:
Derivative contracts - receipts	6	4	3	2	15
Derivative contracts - payments	(9)	(4)	(3)	(2)	(18)
Foreign exchange derivatives:
Derivative contracts - receipts	5 315	22	22	45	5 404
Derivative contracts - payments	(5 411)	(26)	(26)	(52)	(5 515)

	(99)	(4)	(4)	(7)	(114)	(116) (b)

31 December	(12 228)	(1 579)	(1 590)	(5 162)	(20 559)

2006
Non derivative financial liabilities:
Financial liabilities excluding related derivatives
and finance lease creditors	(4 338)	(405)	(280)	(3 601)	(8 624)	(8 601)
Interest on financial liabilities	(328)	(234)	(219)	(2 251)	(3 032)
Finance lease creditors including related finance cost	(71)	(68)	(22)	(135)	(296)	(187)
Trade payables and other liabilities
excluding social security and sundry taxes(a)	(7 452)	(261)	–	–	(7 713)	(7 713)

	(12 189)	(968)	(521)	(5 987)	(19 665)

Derivative financial liabilities:
Interest rate derivatives:
Derivative contracts - receipts	2	–	–	–	2
Derivative contracts - payments	(3)	(3)	(2)	(1)	(9)
Foreign exchange derivatives:
Derivative contracts - receipts	5 272	100	–	–	5 372
Derivative contracts - payments	(5 302)	(121)	–	–	(5 423)

	(31)	(24)	(2)	(1)	(58)	(60) (b)

31 December	(12 220)	(992)	(523)	(5 988)	(19 723)

(a)	See note 18 on page 102.
(b)	Includes financial liability-related derivatives amounting to €(95) million (2006: €(47) million).

Credit risk on banks and received collateral
Credit risk related to the use of treasury instruments is managed on a group basis. This risk arises from transactions with banks like cash and cash equivalents, deposits and derivative financial instruments. To reduce the credit risk, Unilever has concentrated its main activities with a limited group of banks that have secure credit ratings. Per bank, individual risk limits are set based on its financial position, credit ratings, past experience and other factors. The utilisation of credit limits is regularly monitored. To reduce the credit exposures, netting agreements are in place with Unilever’s principal banks that allow Unilever, in case of a default, to net assets and liabilities across transactions. To further reduce Unilever’s credit exposures, Unilever has collateral agreements with Unilever’s principal banks based on which they need to deposit securities and/or cash as a collateral for their obligations in respect of derivative financial instruments. At 31 December 2007 the collateral received by Unilever amounts to €nil (2006: €2 million). At 31 December 2007 there was no significant concentration of credit risk with any single counterparty.

98	Unilever Annual Report on Form 20-F 2007

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

17 Financial instruments and treasury risk management (continued)

Derivative financial instruments
The Group has comprehensive policies in place, approved by the Boards, covering the use of derivative financial instruments. These instruments are used for hedging purposes. The Group has an established system of control in place covering all financial instruments; including policies, guidelines, exposure limits, a system of authorities and independent reporting, that is subject to periodic review by internal audit. Hedge accounting principles are described in note 1 on page 74. The use of leveraged instruments is not permitted. In the assessment of hedge effectiveness the credit risk element on the underlying hedged item has been excluded. Hedge ineffectiveness is immaterial.

The Group uses the following types of hedges:
•	cash flow hedges used to hedge the risk on future foreign currency cash flows, floating interest rate cash flows, and the price risk on future purchases of raw materials;
•	fair value hedges used to convert the fixed interest rate on financial liabilities into a floating interest rate;
•	net investment hedges used to hedge the investment value of our foreign subsidiaries; and
•	natural hedges used to hedge the risk on exposures that are on the balance sheet. No hedge accounting is applied.

Details of the various types of hedges are given below.

The fair values of forward foreign exchange contracts represent the unrealised gain or loss on revaluation of the contracts at the year-end forward exchange rates. The fair values of interest rate derivatives are based on the net present value of the anticipated future cash flows.

Cash flow hedges
The fair values of derivatives hedging the risk on future foreign currency cash flows, floating interest rate cash flows and the price risk on future purchases of raw materials amount to €85 million (2006: €9 million) of which €88 million relates to commodity contracts (2006: €5 million), €(10) million to foreign exchange contracts (2006: €2 million) and €7million to interest rate derivatives (2006: €2 million). Of the total fair value of €85 million, €82 million is due within one year (2006: €7 million).

The following table shows the amounts of cash outflows that are designated as hedged item in the cash flow hedge relations (no cash inflows are designated as hedged item):

	€ million	€ million	€ million	€ million	€ million
	Due	Due	Due	Due	Total
	within	between	between	between
	1 year	1-2 years	2-3 years	3-4 years

2007
Foreign exchange cash flows	(235)	–	–	–	(235)
Interest rate cash flows	(18)	(19)	(21)	–	(58)
Commodity contracts cash flows	(310)	(1)	–	–	(311)

2006
Foreign exchange cash flows	(298)	–	–	–	(298)
Interest rate cash flows	(31)	(43)	(19)	(20)	(113)
Commodity contracts cash flows	(107)	–	–	–	(107)

Fair Value hedges
The fair values of derivatives hedging the fair value interest rate risk on fixed rate debt at 31 December 2007 amounted to €nil million (2006: €5 million) of which €nil million (2006 €5 million) is included under other financial assets.

Net investment hedges
The following table shows the fair values of derivatives outstanding at year end designated as hedging instruments in hedges of net investments in foreign operations:

Fair values of derivatives used as hedges of net investments in foreign entities	€ million	€ million	€ million	€ million
	Assets	Assets	Liabilities	Liabilities
	2007	2006	2007	2006

Current
Foreign exchange derivatives	–	11	337	350

Of the above mentioned fair values, an amount of €nil million (2006: €11 million) is included under other financial assets and €(337) million (2006: €(350) million) is included under financial liabilities.

The impact of exchange rate movements on the fair value of forward exchange contracts used to hedge net investments is recognised in reserves.

Unilever Annual Report on Form 20-F 2007	99

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

17 Financial instruments and treasury risk management (continued)

Natural hedges
A natural hedge – sometimes known as an economic hedge – is where exposure to a risk is offset, or partly offset, by an opposite exposure to that same risk. Hedge accounting is not applied to these relationships.

The following table shows the fair value of derivatives outstanding at year end that are natural hedges.

	€ million	€ million	€ million	€ million
	Assets	Assets	Liabilities	Liabilities
Fair values of natural hedges	2007	2006	2007	2006

Current
Interest rate derivatives	1	2	3	1
Cross currency swaps	–	–	–	6
Foreign exchange derivatives	377	371	41	31

	378	373	44	38

Non-current
Interest rate derivatives	–	–	–	1
Cross currency swaps	–	–	18	12

	–	–	18	13

	378	373	62	51

Of the fair values disclosed above, the fair value of financial liability-related derivatives at 31 December 2007 amounted to €320 million (2006: €323 million) of which €78 million (2006: €20 million) is included under other financial assets and €242 million (2006: €301 million) is included under financial liabilities as a positive amount partly offsetting the €(337) million (2006: €(350) million) included under financial liabilities relating to the fair values of derivatives used as net investment hedges. The remaining balances are shown under trade and other receivables and other liabilities.

Sensitivity to not applying hedge accounting
Derivatives have to be reported at fair value. Those derivatives used for cash flow hedging and net investment hedging for which we do not apply hedge accounting will cause volatility in the income statement. Such derivatives did not have a material impact on the 2007 income statement.

Embedded derivatives
In accordance with IAS 39, 'Financial instruments: Recognition and Measurement', Unilever has reviewed all contracts for embedded derivatives that are required to be separately accounted for if they do not meet specific requirements set out in the standard; no material embedded derivatives have been identified.

Fair values of financial assets and financial liabilities
The following table summarises the fair values and carrying amounts of the various classes of financial assets and financial liabilities. All trade and other receivables and trade payables and other liabilities have been excluded from the analysis below and from the interest rate and currency profiles in note 15 on page 93 and note 16 on page 96, as their carrying amounts are a reasonable approximation of their fair value, because of their short-term nature.

	€ million	€ million	€ million	€ million
	Fair	Fair	Carrying	Carrying
	value	value	amount	amount
	2007	2006	2007	2006

Financial assets
Other non-current assets	733	748	738	735
Cash and cash equivalents	1 098	1 039	1 098	1 039
Other financial assets	138	237	138	237
Derivatives related to financial liabilities	78	36	78	36

	2 047	2 060	2 052	2 047

Financial liabilities
Bank loans and overdrafts	(1 212)	(1 307)	(1 212)	(1 307)
Bonds and other loans	(8 073)	(7 402)	(7 907)	(7 170)
Finance lease creditors	(313)	(192)	(311)	(187)
Preference shares	(114)	(122)	(124)	(124)
Derivatives related to financial liabilities	(95)	(47)	(95)	(47)

	(9 807)	(9 070)	(9 649)	(8 835)

100	Unilever Annual Report on Form 20-F 2007

Back to Contents

Financial statements continued

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

Commodity contracts
The Group uses commodity forward contracts and futures to hedge against price risk in certain commodities. All commodity forward contracts and futures hedge future purchases of raw material. Settlement of these contracts will be in cash or by physical delivery. Those contracts that will be settled in cash are reported in the balance sheet at fair value and, to the extent that they are considered as an effective hedge under IAS 39, fair value movements are recognised in the cash flow reserve.

Capital management
The Group’s financial strategy supports Unilever’s aim to be in the top third of a reference group including 20 other international consumer goods companies for Total Shareholder Return, as explained on page 32. The key elements of the financial strategy are:

•	appropriate access to equity and debt markets;
•	sufficient flexibility for acquisitions that we fund out of current cash flows;
•	A1/P1 short-term credit rating;
•	sufficient resilience against economic turmoil; and
•	optimal weighted average cost of capital, given the constraints above.

For the A1/P1 sort-term credit rating the company monitors the qualitative and quantitative factors utilised by the rating agencies. This information is publicly available and is updated by the credit rating agencies on a regular basis.

The capital structure of the company is based on management’s judgement of the appropriate balancing of all key elements of its financial strategy in order to meet the company’s strategic and day-to-day needs. Annually the overall funding plan is presented to the Board for approval.

Return on Invested Capital is one of Unilever's key performance measures. Within this definition we defined the components of our Invested Capital. See page 31 for the details of this definition and the calculation of Unilever's Return on Invested Capital.

Income statement sensitivity to changes in foreign exchange rates
The values of debt, investments and related hedging instruments, denominated in currencies other than the functional currency of the entities holding them, are subject to exchange rate movements. The translation risk on the foreign exchange debtors and creditors is excluded from this sensitivity analysis as the risk is considered to be immaterial because positions will remain within prescribed limits (see currency risks on page 97).

The remaining foreign exchange positions at 31 December 2007 mainly relate to unhedged US $ loans (total amount at 31 December 2007 US $37 million). A reasonably possible 10% change in rates would lead to a €7 million movement in the income statement (2006: €16 million).

Income statement sensitivity to changes in interest rate
Interest rate risks are presented by way of sensitivity analysis. As described on page 97, Unilever has an interest rate management policy aimed at optimising net interest cost and reducing volatility in the income statement. As part of this policy, part of the funds/debt have fixed interest rates and are no longer exposed to changes in the floating rates. The remaining floating part of our funds/debt (see interest rate profile tables on pages 93 for the assets and 96 for the liabilities) is exposed to changes in the floating interest rates.

The analysis below shows the sensitivity of the income statement to a reasonably possible one percentage point change in floating interest rates on a full-year basis.

	Sensitivity to a reasonably possible
	one percentage point change in
	floating rates as at 31 December
	€ million	€ million
	2007	2006

Funds	25	24
Debt	(55)	(59)

Net investment hedges: sensitivity relating to changes in foreign exchange rates
To reduce the retranslation risk of Unilever's investments in foreign subsidiaries, Unilever uses net investment hedges. The fair values of these net investment hedges are subject to exchange rate movements and changes in these fair values are recognised directly in equity and will offset the retranslation impact of the related subsidiary.

At 31 December 2007 the nominal value of these net investment hedges amounts to €7.5 billion (2006: €7.6 billion) mainly consisting of US$/€ contracts. A reasonably possible 10% change in rates would lead to a fair value movement of €750 million (2006: €760 million). This movement would be fully offset by an opposite movement on the retranslation of the book equity of the foreign subsidiary.

Cash flow hedges: sensitivity relating to changes in interest rates and foreign exchange rates
Unilever uses on a limited scale both interest rate and forex cash flow hedges. The fair values of these instruments are subject to changes in interest rates and exchange rates. Because of the limited use of these instruments and the amount of Unilever's equity, possible changes in interest rates and exchange rates will not lead to fair value movements that will have a material impact on Unilever's equity.

Unilever Annual Report on Form 20-F 2007	101

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

18 Trade payables and other liabilities

	€ million	€ million
Trade and other payables	2007	2006

Due within one year
Trade payables	3 690	3 833
Accruals	2 970	2 706
Social security and sundry taxes	374	386
Others	983	913

	8 017	7 838

Due after more than one year
Accruals	138	185
Others	66	76

	204	261

Total trade payables and other liabilities	8 221	8 099

The amounts shown above do not include any creditors due after more than five years. Trade payables and other liabilities are valued at historic cost, which where appropriate, approximates their amortised cost.

19 Provisions

	€ million	€ million
Provisions	2007	2006

Due within one year
Restructuring provisions	518	439
Preference shares provision	3	300
Disputed indirect taxes	269	–
Other provisions	178	270

	968	1 009

Due after one year
Restructuring provisions	63	53
Legal provisions	55	51
Disputed indirect taxes	422	560
Net liability of associate	30	34
Other provisions	124	128

	694	826

Total restructuring and other provisions	1 662	1 835

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
			Preference
	Restructuring	Legal	shares	Disputed	Net liability	Other
Movements during 2007	provisions	provisions	provision	indirect taxes	of associate	provisions	Total

1 January 2007	492	51	300	560	34	398	1 835
Disposal of group companies	3	–	–	–	–	(37)	(34)
Income statement:
New charges	457	19	15	161	–	29	681
Releases	(43)	(2)	(8)	(61)	–	(59)	(173)
Utilisation	(312)	(10)	(304)	(11)	–	(22)	(659)
Currency retranslation	(16)	(3)	–	42	(4)	(7)	12

31 December 2007	581	55	3	691	30	302	1 662

Restructuring provisions primarily relate to early retirement and redundancy costs, the most significant of which relate to the formation of new multi-country organisations and several factory closures; no projects are individually material. Legal provisions are comprised of many claims, of which none is individually material.

The provision for disputed indirect taxes is comprised of a number of small disputed items. The largest elements of the provision relate to disputes with the Brazilian authorities. Because of the nature of the disputes, the timing of the utilisation of the provisions, and any associated cash outflows, is uncertain. The majority of the disputed items attract an interest charge. For further information please refer to page 11.

No individual item within the other provisions balance is significant. Unilever expects that the issues relating to these restructuring, legal and other provisions will be substantively resolved over the next five years.

102	Unilever Annual Report on Form 20-F 2007

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

20 Pensions and similar obligations

Description of plans
In many countries the Group operates defined benefit pension plans based on employee pensionable remuneration and length of service. The majority of these plans are externally funded. The Group also provides other post-employment benefits, mainly post-employment healthcare plans in the United States. These plans are predominantly unfunded. The Group also operates a number of defined contribution plans, the assets of which are held in external funds.

The majority of the Group’s externally funded plans are established as trusts, foundations or similar entities. The operation of these entities is governed by local regulations and practice in each country, as is the nature of the relationship between the Group and the trustees (or equivalent) and their composition.

Exposure to risks
Pension assets and liabilities (pre-tax) of €17 253 million and €18 342 million respectively are held on the Group’s balance sheet as at 31 December 2007. Movements in equity markets, interest rates, inflation and life expectancy could materially affect the level of surpluses and deficits in these schemes, and could prompt the need for the Group to make additional pension contributions, or to reduce pension contributions, in the future. The key assumptions used to value our pension liabilities are set out below and on page 104.

Investment strategy
The Group’s investment strategy in respect of its funded pension plans is implemented within the framework of the various statutory requirements of the territories where the plans are based. The Group has developed policy guidelines for the allocation of assets to different classes with the objective of controlling risk and maintaining the right balance between risk and long-term returns in order to limit the cost to the Group of the benefits provided. To achieve this, investments are well diversified, such that the failure of any single investment would not have a material impact on the overall level of assets. The plans invest the largest proportion of the assets in equities which the Group believes offer the best returns over the long term commensurate with an acceptable level of risk. The pension funds also have a proportion of assets invested in property, bonds, hedge funds and cash. The majority of assets are managed by a number of external fund managers with a small proportion managed in-house. Unilever has a pooled investment vehicle (Univest) which it believes offers its pension plans around the world a simplified externally managed investment vehicle to implement their strategic asset allocation models currently for equities and hedge funds. The aim is to provide a high quality, well diversified risk-controlled vehicle.

Assumptions
With the objective of presenting the assets and liabilities of the pensions and other post-employment benefit plans at their fair value on the balance sheet, assumptions under IAS 19 are set by reference to market conditions at the valuation date. The actuarial assumptions used to calculate the benefit obligations vary according to the country in which the plan is situated. The following table shows the assumptions, weighted by liabilities, used to value the principal defined benefit pension plans (which cover approximately 95% of total pension liabilities and plans providing other post-employment benefits) and in addition the expected long-term rates of return on assets, weighted by asset value.

	31 December 2007		31 December 2006		31 December 2005		31 December 2004

	Principal	Other	Principal	Other	Principal	Other	Principal	Other
	defined	post-	defined	post-	defined	post-	defined	post-
	benefit	employment	benefit	employment	benefit	employment	benefit	employment
	pension	benefit	pension	benefit	pension	benefit	pension	benefit
	plans	plans	plans	plans	plans	plans	plans	plans

Discount rate	5.8%	6.1%	5.1%	5.9%	4.6%	5.5%	5.0%	5.7%
Inflation	2.6%	n/a	2.5%	n/a	2.4%	n/a	2.4%	n/a
Rate of increase in salaries	3.8%	4.0%	3.7%	4.0%	3.5%	4.0%	3.6%	4.5%
Rate of increase for pensions in payment	2.5%	n/a	2.3%	n/a	2.1%	n/a	2.2%	n/a
Rate of increase for pensions in deferment (where provided)	2.7%	n/a	2.7%	n/a	2.5%	n/a	2.6%	n/a
Long-term medical cost inflation	n/a	5.0%	n/a	5.0%	n/a	4.8%	n/a	4.8%
Expected long-term rates of return:
Equities	8.0%		7.8%		7.4%		7.9%
Bonds	4.9%		4.9%		4.2%		4.5%
Property	6.6%		6.3%		5.8%		6.3%
Others	6.3%		6.3%		6.1%		6.1%
Weighted average asset return	7.0%		6.9%		6.4%		6.8%

Unilever Annual Report on Form 20-F 2007	103

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

20 Pensions and similar obligations (continued)

The valuations of other post-employment benefit plans generally assume a higher initial level of medical cost inflation, which falls from 9.3% to the long-term rate within the next five years. Assumed healthcare cost trend rates have a significant effect on the amounts reported for healthcare plans. A one percentage point change in assumed healthcare cost trend rates would have the following effect:

	€ million	€ million
	1% point	1% point
	increase	decrease

Effect on total of service and interest cost components	3	(3)
Effect on total benefit obligation	29	(26)

The expected rates of return on plan assets were determined, based on actuarial advice, by a process that takes the long-term rates of return on government bonds available at the balance sheet date and applies to these rates suitable risk premiums that take account of historic market returns and current market long-term expectations for each asset class.

For the most important pension plans, representing approximately 80% of all defined benefit plans by liabilities, the assumptions used at 31 December 2007, 2006, 2005 and 2004 were:

	United Kingdom				Netherlands
Assumptions	2007	2006	2005	2004	2007	2006	2005	2004

Discount rate	5.8%	5.1%	4.7%	5.3%	5.5%	4.6%	4.0%	4.5%
Inflation	3.0%	2.9%	2.7%	2.8%	1.9%	1.9%	1.8%	1.8%
Rate of increase in salaries	4.5%	4.4%	4.2%	4.3%	2.4%	2.4%	2.3%	2.3%
Rate of increase for pensions in payment	3.0%	2.9%	2.7%	2.9%	1.9%	1.9%	1.8%	1.8%
Rate of increase for pensions in deferment (where provided)	3.0%	2.9%	2.7%	2.9%	1.9%	1.9%	1.8%	1.8%
Expected long-term rates of return:
Equities	8.0%	8.0%	7.6%	8.0%	8.1%	7.6%	7.0%	7.6%
Bonds	5.0%	5.2%	4.5%	5.0%	4.7%	4.4%	3.7%	4.1%
Property	6.5%	6.5%	6.1%	6.5%	6.6%	6.1%	5.5%	6.1%
Others	6.3%	7.2%	6.7%	7.2%	4.1%	4.0%	3.7%	3.5%
Weighted average asset return	7.2%	7.3%	6.9%	7.3%	6.8%	6.6%	6.0%	6.6%

	United States				Germany
	2007	2006	2005	2004	2007	2006	2005	2004

Discount rate	5.9%	5.8%	5.5%	5.7%	5.5%	4.6%	4.0%	4.5%
Inflation	2.3%	2.5%	2.4%	2.5%	1.9%	1.9%	1.8%	1.8%
Rate of increase in salaries	4.0%	4.0%	4.0%	4.5%	2.8%	2.6%	2.5%	2.5%
Rate of increase for pensions in payment	0.0%	0.0%	0.0%	0.0%	1.9%	1.9%	1.8%	1.8%
Rate of increase for pensions in deferment (where provided)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Expected long-term rates of return:
Equities	7.8%	8.3%	8.0%	8.4%	8.1%	7.6%	7.0%	7.6%
Bonds	4.5%	5.2%	4.8%	4.7%	4.7%	4.4%	3.7%	4.1%
Property	6.3%	6.8%	6.5%	6.9%	6.6%	6.1%	5.5%	6.1%
Others	3.7%	4.8%	4.2%	2.1%	5.8%	3.0%	3.7%	3.7%
Weighted average asset return	6.8%	7.4%	7.0%	7.3%	6.5%	5.8%	5.3%	5.7%

Demographic assumptions, such as mortality rates, are set having regard to the latest trends in life expectancy (including expectations for future improvements), plan experience and other relevant data. The assumptions are reviewed and updated as necessary as part of the periodic actuarial valuation of the pension plans.

Mortality assumptions for the most important countries are based on the following post-retirement mortality tables: (i) United Kingdom: PNMA 00 and PNFA 00 with medium cohort adjustment subject to a minimum annual improvement of 1% and scaling factors of 110% for current male pensioners, 125% for current female pensioners and 105% for future male and female pensioners; (ii) the Netherlands: GBMV (2000–2005) with age set back of four years for males and two years for females; (iii) United States: RP2000 with a projection period of 10–15 years; and (iv) Germany: Heubeck 1998 (Periodentafel) with a scaling factor of 85%.

These tables translate into the following years of life expectancy for current pensioners aged 65:

	United		United
	Kingdom	Netherlands	States	Germany

Males	21	20	19	18
Females	23	22	22	21

With regard to future improvements in life expectancy, in the UK for example, males and females currently aged 45 are assumed to have a life expectancy of 24 years and 26 years respectively on retirement at age 65.

Assumptions for the remaining defined benefit plans vary considerably, depending on the economic conditions of the countries where they are situated.

104	Unilever Annual Report on Form 20-F 2007

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

20 Pensions and similar obligations (continued)

Balance sheet
The assets, liabilities and surplus/(deficit) position of the pension and other post-employment benefit plans and the expected rates of return on the plan assets at the balance sheet date were:

	€ million	€ million	%	€ million	€ million	%	€ million	€ million	%
	31 December 2007			31 December 2006			31 December 2005

		Other post-	Long-term		Other post-	Long-term		Other post-	Long-term
		employment	rates of		employment	rates of		employment	rates of
	Pension	benefit	return	Pension	benefit	return	Pension	benefit	return
	plans	plans	expected	plans	plans	expected	plans	plans	expected

Assets of principal plans:
Equities	9 957	–	8.0%	10 274	–	7.8%	9 670	–	7.4%
Bonds	4 278	–	4.9%	3 946	–	4.9%	3 854	–	4.2%
Property	1 381	–	6.6%	1 421	–	6.3%	1 326	–	5.8%
Other	1 220	–	6.3%	1 221	–	6.3%	752	–	6.1%
Assets of other plans	404	13	7.5%	403	13	7.3%	387	17	6.9%

	17 240	13		17 265	13		15 989	17
Present value of liabilities:
Principal plans	(16 798)	–		(18 711)	–		(19 081)	–
Other plans	(748)	(796)		(722)	(925)		(1 059)	(1 306)

	(17 546)	(796)		(19 433)	(925)		(20 140)	(1 306)
Aggregate net deficit of the plans	(306)	(783)		(2 168)	(912)		(4 151)	(1 289)
Irrecoverable surplus(a)	–	–		–	–		(141)	–

Pension liability net of assets	(306)	(783)		(2 168)	(912)		(4 292)	(1 289)

Of which in respect of

Funded plans in surplus:
Liabilities	(12 396)	–		(5 200)	–		(4 728)	–
Assets	14 404	–		6 897	–		5 905	–

Aggregate surplus	2 008	–		1 697	–		1 177	–
Irrecoverable surplus(a)	–	–		–	–		(141)	–

Pension asset net of liabilities	2 008	–		1 697	–		1 036	–

Funded plans in deficit:
Liabilities	(3 627)	(49)		(11 716)	(44)		(12 444)	(72)
Assets	2 836	13		10 368	13		10 084	17

Pension liability net of assets	(791)	(36)		(1 348)	(31)		(2 360)	(55)

Unfunded plans:
Pension liability	(1 523)	(747)		(2 517)	(881)		(2 968)	(1 234)

(a)	A surplus is deemed recoverable to the extent that the Group is able to benefit economically from the surplus.

The constituents of the ‘Principal plans’ and ‘Other plans’ were reviewed in both 2006 and 2007, such that some ‘Other plans’ were moved into ‘Principal plans’ in 2006 and a smaller number of plans were moved out of ‘Principal plans’ into ‘Other plans’ in 2007.

During 2007, a contractual trust arrangement was established in Germany to partially fund previously unfunded pension liabilities. The initial funding was €300 million whilst the value of the previously unfunded liabilities at 1 January 2007 was approximately €850 million. As a consequence of this funding, the liabilities have been transferred from unfunded to funded in the table above.

Equity securities include Unilever securities amounting to €32 million (0.2% of total plan assets) and €32 million (0.2% of total plan assets) at 31 December 2007 and 2006 respectively. Property includes property occupied by Unilever amounting to €69 million and €75 million at 31 December 2007 and 2006 respectively.

The pension assets above exclude the assets in a Special Benefits Trust amounting to €162 million (2006: €181 million) to fund pension and similar obligations in the US (see also note 11 on page 90).

The sensitivity of the overall pension liabilities to changes in the weighted key financial assumptions are:

Impact on
	Change in	overall
	assumption	liabilities

Discount rate	Increase/decrease by 0.5%	Decrease/increase by 6.6%
Inflation rate	Increase/decrease by 0.5%	Increase/decrease by 5.3%

Unilever Annual Report on Form 20-F 2007	105

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

20 Pensions and similar obligations (continued)

Income statement
The charge to the income statement comprises:
	€ million	€ million	€ million
	2007	2006	2005

Charged to operating profit:
Defined benefit pension and other benefit plans
Current service cost	(329)	(369)	(349)
Employee contributions	12	13	18
Special termination benefits	(59)	(56)	(73)
Past service cost	35	293	(12)
Settlements/curtailments	72	48	95
Defined contribution plans	(52)	(61)	(63)

Total operating cost	(321)	(132)	(384)

Charged to other finance income/(cost):
Interest on retirement benefits	(1 013)	(977)	(984)
Expected return on assets	1 171	1 018	931

Total other finance income/(cost)	158	41	(53)

Net impact on the income statement (before tax)	(163)	(91)	(437)

Significant Items on the face of the income statement
During 2006 we updated certain terms of the defined benefit plan in the UK which resulted in a one-off credit to the income statement in 2006 of €120 million. During 2006 a number of initiatives were taken to reduce the cost of post employment healthcare benefits, principally in the United States, through changes to the design of the plans. As a consequence, a reduction in liability of €146 million was recognised in the income statement for 2006.

Cash flow
Group cash flow in respect of pensions and similar post employment benefits comprises company contributions paid to funded plans and benefits paid by the company in respect of unfunded plans. In 2007, the benefits paid in respect of unfunded plans amounted to €280 million (2006: €333 million; 2005: €328 million). Company contributions to funded defined benefit plans are subject to periodic review, taking account of local legislation. In 2007, contributions to funded defined benefit plans including funding of previously unfunded benefits amounted to €878 million (2006: €758 million; 2005: €508 million). Contributions to defined contribution plans including 401k plans amounted to €52 million (2006: €61 million; 2005: €63 million). In 2007, a €50 million refund of assets was received out of recognised surplus from Finland (2005: €15 million from unrecognised surplus). Total contributions by the Group to funded plans, net of refunds, are currently expected to be about €235 million in 2008 (2007 Actual: €878 million). In addition, we may make further contributions in 2008 to fund currently unfunded obligations. Benefit payments by the Group in respect of unfunded plans are currently expected to be about €243 million in 2008 (2007 Actual: €280 million).

Statement of recognised income and expense
Amounts recognised in the statement of recognised income and expense:
	€ million	€ million	€ million	€ million	€ million
					Cumulative
					since
					1 January
	2007	2006	2005	2004	2004

Actual return less expected return on pension and other benefit plan assets	(236)	533	1 592	369	2 258
Experience gains/(losses) arising on pension plan and other benefit plan liabilities	103	51	27	(47)	134
Changes in assumptions underlying the present value of the pension and other benefit plan liabilities	946	474	(1 706)	(1 047)	(1 333)

Actuarial gain/(loss)	813	1 058	(87)	(725)	1 059
Change in unrecognised surplus	–	142	(41)	2	103
Refund of unrecognised assets	–	–	15	–	15

Net actuarial gain/(loss) recognised in statement of recognised income and expense (before tax)	813	1 200	(113)	(723)	1 177

106	Unilever Annual Report on Form 20-F 2007

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

20 Pensions and similar obligations (continued)

Reconciliation of change in assets and liabilities
Movements in assets and liabilities during the year:
	€ million	€ million	€ million	€ million	€ million	€ million
	Assets	Assets	Assets	Liabilities	Liabilities	Liabilities
	2007	2006	2005	2007	2006	2005

1 January	17 278	16 006	13 419	(20 358)	(21 446)	(18 773)
Acquisitions/disposals	(3)	(63)	(3)	5	123	18
Current service cost	–	–	–	(329)	(384)	(367)
Employee contributions	12	14	19	–	–	–
Special termination benefits	–	–	–	(59)	(54)	(79)
Past service costs(b)	–	–	–	35	293	(13)
Settlements/curtailments	(4)	(17)	(10)	76	76	105
Expected returns on plan assets	1 171	1 021	931	–	–	–
Interest on pension liabilities	–	–	–	(1 013)	(982)	(986)
Actuarial gain/(loss)	(236)	533	1 592	1 049	525	(1 679)
Employer contributions	1 158	1 091	836	–	–	–
Benefit payments	(1 247)	(1 267)	(1 247)	1 247	1 267	1 247
Reclassification of benefits(c)	(7)	38	39	7	(32)	(140)
Currency retranslation	(869)	(78)	430	998	256	(779)

31 December	17 253	17 278	16 006	(18 342)	(20 358)	(21 446)

(b)	The reduction in liabilities in 2006 includes the €266 million reported on the face of the income statement.
(c)	Certain obligations have been reclassified as employee benefit obligations.

Funded status of plans at the year end
	€ million	€ million	€ million	€ million
	2007	2006	2005	2004

Total assets	17 253	17 278	16 006	13 419
Total pension liabilities	(18 342)	(20 358)	(21 446)	(18 773)

Net liabilities	(1 089)	(3 080)	(5 440)	(5 354)
Less unrecognised surplus	–	–	(141)	(100)

Pension liabilities net of assets	(1 089)	(3 080)	(5 581)	(5 454)

History of experience gains and losses
	€ million	€ million	€ million	€ million
	2007	2006	2005	2004

Actual return less expected return on plan assets	(236)	533	1 592	369
As % of plan assets at beginning of year	(1.4)%	3.3%	11.9%	2.9%

Experience gains/(losses) on plan liabilities	103	51	27	(47)
As % of present value of plan liabilities at beginning of year	0.5%	0.2%	0.1%	(0.3)%

Changes in actuarial assumptions underlying the present value of the pension benefit and other benefit plan liabilities	946	474	(1 706)	(1 047)
As % of present value of plan liabilities at beginning of year	4.6%	2.2%	(9.1)%	(5.9)%

Total actuarial gain/(loss)	813	1 058	(87)	(725)
As % of present value of plan liabilities at beginning of year	4.0%	4.9%	(0.5)%	(4.1)%

Unilever Annual Report on Form 20-F 2007	107

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

21 Equity

	Shareholders’ equity					Total equity

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Called up	Share			Total
	share	premium	Other	Retained	shareholders’	Minority	Total
Consolidated statement of changes in equity	capital	account	reserves	profit	equity	interests	equity

1 January 2005	512	158	(2 574)	8 054	6 150	365	6 515
Total recognised income and expense for the year	–	–	379	3 825	4 204	249	4 453
Dividends on ordinary capital	–	–	–	(1 867)	(1 867)	–	(1 867)
Conversion of preference shares	–	–	1 129	(199)	930	–	930
(Purchase)/sale/reduction of treasury stock	–	–	(1 262)	–	(1 262)	–	(1 262)
Share-based payment credit(a)	–	–	–	186	186	–	186
Dividends paid to minority shareholders	–	–	–	–	–	(217)	(217)
Currency retranslation gains/(losses) net of tax	–	4	–	–	4	9	13
Other movements in equity	–	–	–	16	16	(2)	14

31 December 2005	512	162	(2 328)	10 015	8 361	404	8 765
Total recognised income and expense for the year	–	–	(263)	5 575	5 312	242	5 554
Dividends on ordinary capital	–	–	–	(2 684)	(2 684)	–	(2 684)
(Purchase)/sale/reduction of treasury stock(b)	–	–	403	(285)	118	–	118
Share-based payment credit(a)	–	–	–	111	111	–	111
Dividends paid to minority shareholders	–	–	–	–	–	(184)	(184)
Currency retranslation gains/(losses) net of tax	(12)	3	14	–	5	(11)	(6)
Other movements in equity	(16)	–	31	(8)	7	(9)	(2)

31 December 2006	484	165	(2 143)	12 724	11 230	442	11 672
Total recognised income and expense for the year	–	–	(314)	4 428	4 114	237	4 351
Dividends on ordinary capital	–	–	–	(2 070)	(2 070)	–	(2 070)
(Purchase)/sale/reduction of treasury stock	–	–	(955)	(99)	(1 054)	–	(1 054)
Share-based payment credit(a)	–	–	–	140	140	–	140
Dividends paid to minority shareholders	–	–	–	–	–	(251)	(251)
Currency retranslation gains/(losses) net of tax	–	(12)	–	–	(12)	(6)	(18)
Other movements in equity	–	–	–	39	39	10	49

31 December 2007	484	153	(3 412)	15 162	12 387	432	12 819

(a)	The share-based payment credit relates to the reversal of the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.
(b)	Includes transfer from treasury stock to retained profit of share settled schemes arising from prior years and differences between exercise and grant price of share options.

108	Unilever Annual Report on Form 20-F 2007

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

22 Share capital

	€ million	€ million
Called up share capital	2007	2006

Ordinary share capital of NV	274	274
Ordinary share capital of PLC	210	210

	484	484

						Issued,	Issued,
	Number			Nominal	Number	called up and	called up and
	of shares	Authorised	Authorised	value	of shares	fully paid	fully paid
Ordinary share capital	authorised	2007	2006	per share	issued	2007	2006

		€ million	€ million			€ million	€ million

NV ordinary shares	3 000 000 000	480	480	€0.16	1 714 727 700	274	274
NV ordinary shares (shares numbered 1 to 2 400 – ’Special Shares’)		1	1	€428.57	2 400	1	1
Internal holdings eliminated on consolidation (€428.57 shares)		–	–			(1)	(1)

		481	481			274	274

		£ million	£ million			£ million	£ million

PLC ordinary shares	4 377 075 492	136.2	136.2	3 1/9p	1 310 156 361	40.8	40.8
PLC deferred stock	100 000	0.1	0.1	£1 stock	100 000	0.1	0.1
Internal holding eliminated on consolidation (£1 stock)		–	–			(0.1)	(0.1)

		136.3	136.3			40.8	40.8

Euro equivalent in millions (at £1.00 = €5.143)						210	210

For information on the rights of shareholders of NV and PLC and the operation of the Equalisation Agreement, see Corporate governance on pages 40 and 41.

At the Annual General Meetings of NV and PLC held on 8 May and 9 May 2006 respectively, shareholders approved proposals that the NV ordinary shares be split in the ratio 3 to 1 and that the PLC ordinary shares be consolidated in the ratio 9 to 20. At the same time, amendments were made to NV’s Articles of Association to convert into euros the share capital amounts previously denominated in Dutch guilders. Following these changes, which became effective on 22 May 2006, the nominal value of each NV ordinary share is €0.16 and the nominal value of each PLC ordinary share is 3 1 / 9p. A nominal dividend of 6% is paid on the deferred stock of PLC, which is not redeemable.

Internal holdings
The ordinary shares numbered 1 to 2 400 (inclusive) in NV (‘Special Shares’) and deferred stock of PLC are held as to one half of each class by N.V. Elma – a subsidiary of NV – and one half by United Holdings Limited – a subsidiary of PLC. This capital is eliminated on consolidation. For information on the rights related to the aforementioned ordinary shares, see Corporate Governance on pages 39 and 40. The subsidiaries mentioned above have waived their rights to dividends on their ordinary shares in NV.

Share-based compensation
The Group operates a number of share-based compensation plans involving options and awards of ordinary shares of NV and PLC. Full details of these plans are given in note 29 on pages 117 to 119.

Unilever Annual Report on Form 20-F 2007	109

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

23 Other reserves

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	NV	NV	NV	PLC	PLC	PLC	Total	Total	Total
	2007	2006	2005	2007	2006	2005	2007	2006	2005

Fair value reserves	92	9	(3)	9	7	(2)	101	16	(5)

Cash flow hedges	86	4	(3)	(1)	(3)	(2)	85	1	(5)
Available-for-sale financial assets	6	5	–	10	10	–	16	15	–
Currency retranslation of group companies	104	318	548	(204)	(19)	35	(100)	299	583
Adjustment on translation of PLC’s ordinary capital at 31/ 9p = €0.16	–	–	–	(155)	(150)	(164)	(155)	(150)	(164)
Capital redemption reserve	16	16	–	16	16	16	32	32	16
Book value treasury stock	(2 741)	(1 623)	(2 010)	(549)	(717)	(748)	(3 290)	(2 340)	(2 758)

	(2 529)	(1 280)	(1 465)	(883)	(863)	(863)	(3 412)	(2 143)	(2 328)

	€ million	€ million
Cash flow hedges – movements during the year	2007	2006

1 January	1	(5)

Additions	74	12
Transfers to income statement:	1	(4)
Operating profit	1	(2)
Financing	–	(2)
Transfers to inventories/non-current assets	9	(2)

31 December	85	1

Unilever acquired 68 891 470 ordinary shares of NV and 2 461 202 ordinary shares of PLC through purchases on the stock exchanges during the year. These shares are held as treasury stock as a separate component of other reserves. The total number held at 31 December 2007 is 122 296 247 (2006: 70 319 259) NV shares and 49 529 738 (2006: 64 656 456) PLC shares. Of these, 40 958 255 NV shares and 37 973 522 PLC shares were held in connection with share-based compensation plans (see note 29 on pages 117 to 119).

	€ million	€ million
Treasury stock – movements during the year	2007	2006

1 January	(2 340)	(2 758)
Purchases and other utilisations	(950)	418

31 December	(3 290)	(2 340)

	€ million	€ million
Currency retranslation reserve – movements during the year	2007	2006

1 January	299	583
Currency retranslation during the year	294	495
Movement in net investment hedges	(692)	(779)
Recycled to income statement	(1)	–

31 December	(100)	299

110	Unilever Annual Report on Form 20-F 2007

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

24 Retained profit

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	NV	NV	NV	PLC	PLC	PLC	Total	Total	Total
Movements during the year	2007	2006	2005	2007	2006	2005	2007	2006	2005

1 January	8 404	8 721	6 831	4 320	1 294	1 223	12 724	10 015	8 054

Recognised income and expense through retained profit	2 599	3 727	3 092	1 829	1 848	733	4 428	5 575	3 825
Dividends on ordinary capital	(1 167)	(1 529)	(1 073)	(903)	(1 155)	(794)	(2 070)	(2 684)	(1 867)
Conversion of preference shares	–	–	(199)	–	–	–	–	–	(199)
Utilisation of treasury stock	(53)	(217)	–	(46)	(68)	–	(99)	(285)	–
Share-based compensation credit(a)	90	70	132	50	41	54	140	111	186

Adjustment arising from change in structure of group companies(b)	499	(2 368)	(70)	(499)	2 368	70	–	–	–
Other movements in retained profit	31	–	8	8	(8)	8	39	(8)	16

31 December	10 403	8 404	8 721	4 759	4 320	1 294	15 162	12 724	10 015
Of which retained by:
Parent companies	10 009	9 755	9 463	2 344	2 306	2 145	12 353	12 061	11 608
Other group companies	345	(1 294)	(668)	2 555	2 006	(837)	2 900	712	(1 505)
Joint ventures and associates	49	(57)	(74)	(140)	8	(14)	(91)	(49)	(88)

	10 403	8 404	8 721	4 759	4 320	1 294	15 162	12 724	10 015

(a)	The share-based compensation credit relates to the reversal of the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.
(b)	As part of the review of Unilever's corporate structure, and in the light of the constitutional and operational arrangements which enable Unilever N.V. and Unilever PLC to operate as nearly as practicable as a single company, the Directors have been authorised to take any action necessary or desirable in order to ensure that the ratio of the dividend generating capacity of PLC to that of NV does not differ substantially from the ratio of the dividend entitlement of ordinary shareholders in PLC to that of ordinary shareholders in NV. During 2007, Unilever’s shareholding in Unilever Jerónimo Martins in Portugal was transferred from NV to PLC for no consideration. In addition, a part of indirect shareholdings in Unilever US was sold by NV to PLC and the fair value economic swap in South Africa led to further adjustments between NV and PLC. In 2006, shareholdings in the Unilever companies in Czech Republic, Hungary, Russia and Turkey, as well as a part of indirect shareholdings in Unilever US, were transferred from NV to PLC for no consideration. In addition, part of a dividend which would otherwise be due from a Unilever US intermediate company to a company within the NV part of the Group was instead paid to a company within the PLC part of the Group. Re-organisations of group companies have produced similar types of adjustments in previous years.

Cumulative goodwill written off directly to reserves prior to the transition to IFRS on 1 January 2004 was €5 199 million for NV and €2 063 million for PLC.

Unilever Annual Report on Form 20-F 2007	111

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

25 Commitments and contingent liabilities

	€ million	€ million	€ million	€ million	€ million	€ million
	Future			Future
	minimum			minimum
	lease	Finance	Present	lease	Finance	Present
	payments	cost	value	payments	cost	value
Long-term finance lease commitments	2007	2007	2007	2006	2006	2006

Buildings(a)	410	198	212	137	94	43
Plant and machinery	110	11	99	159	15	144

	520	209	311	296	109	187
The commitments fall due as follows:
Within 1 year	82	17	65	71	10	61
Later than 1 year but not later than 5 years	125	59	66	117	25	92
Later than 5 years	313	133	180	108	74	34

	520	209	311	296	109	187

(a)	All leased land is classified as operating leases.

	€ million	€ million
Long-term operating lease commitments	2007	2006

Land and buildings	1 328	1 257
Plant and machinery	335	360

	1 663	1 617

	€ million	€ million	€ million	€ million
			Other	Other
	Operating	Operating	commit-	commit-
	leases	leases	ments	ments
Operating lease and other commitments fall due as follows	2007	2006	2007	2006

Within 1 year	363	342	646	471
Later than 1 year but not later than 5 years	859	875	955	781
Later than 5 years	441	400	152	528

	1 663	1 617	1 753	1 780

The Group has sublet part of the leased properties under operating leases. Future minimum sublease payments are not significant.

Other commitments principally comprise commitments under contracts to purchase materials and services. They do not include commitments for capital expenditure, which are reported in note 10 on page 88.

The estimated total of our contingent liabilities at 31 December 2007 was €430 million (2006: €439 million). The principal components of the contingent liabilities relate to legal proceedings, obligations arising under environmental legislation. Guarantees issued by group companies at 31 December 2007 amounted to some €81 million (2006: €105 million), Included in this are discounted trade bills with value of €4 million (2006: €23 million). No individual contingent liability is significant. The fair value of guarantees is not material in either 2007 or 2006.

We are not involved in any legal or arbitration proceedings which might lead to material loss or expenditure in the context of the Group results. Similarly we do not have any material obligations under environmental legislation. None of our Directors or Officers is involved in any legal proceedings which are material as aforesaid. Nonetheless, we give further information on pages 10 and 11 about certain current legal proceedings.

112	Unilever Annual Report on Form 20-F 2007

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

26 Acquisitions and disposals

2007
During 2007 we purchased minority interests in subsidiary companies in Greece and India. We invested in a new venture fund, Physic Ventures, which is accounted for as an associate, and made additional investments in two other venture companies, Spa and Salon International Limited and Langholm Capital, both of which are accounted for as associates.

With effect from 1 October 2007, Unilever and Remgro Ltd. reached agreement to reorganise their respective shareholdings in the Unilever businesses in South Africa and Israel. In the reorganised shareholding Unilever has a majority share in a single South African business and fully owns the Unilever Israel foods and home and personal care business. As a result of this transaction, Unilever has reported a profit on disposal of €214 million and goodwill of €168 million.

On 1 January 2007, Unilever completed the restructuring of its Portuguese businesses. The result of the reorganisation is that Unilever now has a 55% share of the combined Portuguese entity, called Unilever Jerónimo Martins. The combined business includes the foods and home and personal care businesses. The remaining 45% interest is held by Jerónimo Martins Group. The structure of the agreement is such that there is joint control of the newly formed entity and so it is accounted for by Unilever as a joint venture.

Other disposals in 2007 included the sale of local Brazilian margarine brands. In addition, to further develop our healthy heart brand margarine, Becel, in Brazil we have established a joint venture with Perdigão. During 2007, we have also announced the disposal of Boursin to Le Groupe Bel for €400 million, and the disposal of Lawry’s and Adolph’s seasoning blends and marinades business to McCormick and Company for US $605 million. Both will be effective during 2008. See note 33 on page 121 for further details. Furthermore, we announced plans to dispose of our North American laundry business, the process for which is ongoing.

2006
During 2006 we purchased minority interests in subsidiary companies in Greece and Algeria, trademarks in Czech Republic, distribution in Tunisia and Vashisti business in India. Also an additional investment into Langholm Capital Partners Fund was made and classified as an acquisition of associates (see note 11 on page 90).

On 3 November 2006, Unilever announced that it had reached a final agreement with Permira Funds to sell the majority of its European frozen foods business for €1.7 billion. The Unilever businesses being sold in this transaction include the frozen foods operations in Austria, Belgium, France, Germany, Ireland, Netherlands, Portugal and the United Kingdom.

Other disposals in 2006 were Mora in the Netherlands and Belgium, Finesse in the US, Canada and Sweden, Friol in Italy and Nihar and tea plantations in India.

2005
The principal disposals in 2005 were Unilever Cosmetics International across the world, Stanton Oil in the UK and Ireland, Dextro in various countries in Europe, Opal in Peru, Karo and Knax in Mexico, spreads and cooking products in Australia and New Zealand, Crispa, Mentadent, Marmite, Bovril and Maizena in South Africa, frozen pizza in Austria, Biopon in Hungary and tea plantations in India.

In March 2005 Unilever restructured its Portuguese foods business. Before the restructuring Unilever Portugal held an interest in FIMA/VG –Distribuição de Produtos Alimentares, Lda. (FIMA) foods business, a joint venture with Jerónimo Martins Group, in addition to its wholly owned Bestfoods business acquired in 2000. As a result of the transaction the two foods businesses – FIMA and Unilever Bestfoods Portugal – were unified and the joint venture stakes were re-balanced so that Unilever holds 49% of the combined foods business and Jerónimo Martins Group 51%. During 2006, Unilever signed an agreement with Jerónimo Martins to restructure the ownership of the Portuguese operations effective 1 January 2007.

	€ million	€ million	€ million
Disposals	2007	2006	2005

Goodwill and intangible assets	5	1	150
Other non-current assets	44	242	78
Current assets	117	354	207
Trade creditors and other payables	(48)	(157)	(106)
Provisions for liabilities and charges	(34)	(91)	(15)
Minority interest	71	–	(1)

Net assets sold	155	349	313
(Gain)/loss on recycling of currency retranslation on disposal	(1)	–	(5)
Profit on sale attributable to Unilever	399	1 528	655

Consideration(a)	553	1 877	963

Cash	168	1 870	845
Cash balances of businesses sold	(4)	–	(17)
Financial assets, cash deposits and financial liabilities of businesses sold	113	(5)	8
Non-cash items and deferred consideration(a)	276	12	26
Payment received in prior year	–	–	101

(a)	For 2007, includes €214 million fair value economic swap in South Africa.

The results of disposed businesses are included in the consolidated accounts up to their date of disposal.

Unilever Annual Report on Form 20-F 2007	113

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

26 Acquisitions and disposals (continued)

The following table sets out the effect of acquisitions in 2007, 2006 and 2005 on the consolidated balance sheet. The fair values currently established for all acquisitions made in 2007 are provisional. The goodwill arising on these transactions has been capitalised and is subject to an annual review for impairment (or more frequently if necessary) in accordance with our accounting policies as set out in note 1 on page 72. Any impairment is charged to the income statement as it arises. Detailed information relating to goodwill is given in note 9 on pages 86 and 87.

	€ million	€ million	€ million
Acquisitions	2007	2006	2005

Net assets acquired	94	42	7
Goodwill arising in subsidiaries	334	60	13

Consideration	428	102	20

Consideration consisted of €214 million cash, principally relating to acquisitions of minority interest, and €214 million fair value economic swap in South Africa.

27 Assets held for sale and discontinued operations

Included under this heading are the results of the majority of Unilever’s European frozen foods businesses following the sale to Permira Funds in November 2006 and Unilever Cosmetics International (UCI) following the sale of this business to Coty Inc. in July 2005.

An analysis of the result of discontinued operations, and the result recognised on disposal of discontinued operations is as follows:

	€ million	€ million	€ million
Income statement of discontinued operations	2007	2006	2005

Turnover	–	1 033	1 501
Expenses	–	(863)	(1 253)

Operating profit	–	170	248
Net finance costs	–	(3)	(6)

Profit before tax	–	167	242
Taxation	–	(25)	(72)

Profit after taxation	–	142	170

Gain/(loss) on disposal of discontinued operations(a)	89	1 349	513
Recycling of currency retranslation upon disposal	–	–	5
Taxation arising on disposal	(9)	(161)	(48)

Gain/(loss) after taxation on disposal	80	1 188	470

Net profit from discontinued operations	80	1 330	640

(a)	In 2007, a one-off gain of €50 million was recognised for future performance based consideration from the sale of UCI.

	€million	€million	€million
Segment analysis of discontinued operations	2007	2006	2005

Turnover
Europe	–	1 033	1 397
The Americas	–	–	102
Asia Africa	–	–	2

	–	1 033	1 501

Foods	–	1 033	1 271
Personal care	–	–	230

	–	1 033	1 501

Operating profit
Europe	–	170	227
The Americas	–	–	20
Asia Africa	–	–	1

	–	170	248

Foods	–	164	226
Personal care	–	6	22

	–	170	248

114	Unilever Annual Report on Form 20-F 2007

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

27 Assets held for sale and discontinued operations (continued)

	€ million	€ million	€ million
Summary cash flow statement of discontinued operations	2007	2006	2005

Net cash flow from/(used in) operating activities	(4)	79	62
Net cash flow from/(used in) investing activities	80	1 618	621
Net cash flow from/(used in) financing activities	–	(1)	(4)

Net increase/(decrease) in cash and cash equivalents	76	1 696	679

The most significant items included as assets held for sale at 31 December 2007 are:
•	North American laundry business – disposal process announced 2 August 2007 for completion in 2008.
•	Boursin business – sale to Le Groupe Bel for €400 million announced on 5 November 2007, completed 3 January 2008.
•	Lawry’s and Adolph’s branded seasoning blends and marinades business in the US and Canada – sale to McCormick & Company for US $605 million announced on 14 November 2007, for completion in 2008.

In 2006, various non-current assets were classified as held for sale.

	€ million	€ million
Assets classified as held for sale	2007	2006

Disposal groups held for sale
Property, plant and equipment	66	–
Inventories	83	–
Trade and other receivables	4	–

	153	–

Non-current assets held for sale
Property, plant and equipment	6	14

	6	14

	€ million	€ million
Liabilities classified as held for sale (part of disposal groups)	2007	2006

Trade payables and other liabilities	(10)	–
Deferred taxation	(3)	–

	(13)	–

Total assets at 31 December 2007 are included in the geographical segments as follows: Europe €31 million; The Americas €127 million; and Asia Africa €1 million.

Unilever Annual Report on Form 20-F 2007	115

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

28 Reconciliation of net profit to cash flow from operating activities

	€ million	€ million	€ million
Cash flow from operating activities	2007	2006	2005

Net profit	4 136	5 015	3 975
Taxation	1 137	1 332	1 301
Share of net profit of joint ventures/associates and other income from non-current investments	(191)	(144)	(55)
Net finance costs:	252	725	618

Finance income	(147)	(138)	(130)
Finance cost	550	602	693
Preference shares provision	7	300	–
Pensions and similar obligations	(158)	(39)	55

Operating profit (continuing and discontinued operations)	5 334	6 928	5 839
Depreciation, amortisation and impairment	943	982	1 274
Changes in working capital:	27	87	193

Inventories	(333)	(156)	(153)
Trade and other current receivables	(43)	(172)	(36)
Trade payables and other current liabilities	403	415	382

Pensions and similar provisions less payments	(910)	(1 038)	(532)
Provisions less payments	145	107	(230)
Elimination of (profits)/losses on disposals	(459)	(1 620)	(789)
Non-cash charge for share-based compensation	118	120	192
Other adjustments	(10)	8	(23)

Cash flow from operating activities	5 188	5 574	5 924

The cash flows of pension funds (other than contributions and other direct payments made by the Group in respect of pensions and similar obligations) are not included in the Group cash flow statement.

Major non-cash transactions
During 2006 the Group took a provision of €300 million for possible compensation payments relating to the 2005 conversion of preference shares, issued by Unilever N.V. in 1999. See note 19 on page 102 for further details.

During 2007 the Group entered into new finance lease arrangements in respect of equipment with a capital value at inception of the lease of €51 million (2006: €51 million). In addition a lease for €181 million related to the sale and leaseback transaction carried out for the head office building in UK was signed during 2007.

On 15 February 2005 €1 129 million of treasury stock was used in the conversion of the €0.05 preference shares into ordinary NV shares.

116	Unilever Annual Report on Form 20-F 2007

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

29 Share-based compensation plans

As at 31 December 2007, the Group had share-based compensation plans in the form of Share Option Plans, Performance Share Plans, and Other Plans.

The numbers in this note include those for Executive Directors shown in the report of the Remuneration Committee on pages 49 to 61 and those for key management personnel shown in note 31 on page 120. No awards were made to Executive Directors in 2005, 2006 and 2007 under the North America Performance Share Programme, the Restricted Share Plan or the cash-settled share-based retention plan. Non-Executive Directors do not participate in any of the share-based compensation plans.

The economic fair value of the awards is calculated using option pricing models and the resulting cost is recognised as remuneration cost amortised over the vesting period of the grant.

Disclosures, including a description of the method and significant assumptions used to estimate the fair values of options and the weighted average information, are given below for each type of plan, for NV, PLC and New York shares on a combined basis.

Unilever will not grant share options in total in respect of Executive Option Plans for more than 5% of its issued ordinary capital, and for all Plans together, for more than 10% of its issued ordinary capital. The Board does not apportion these limits to each plan separately.

The actual remuneration cost charged in each period is shown below, and relates almost wholly to equity settled plans:

	€ million	€ million	€ million
Income statement charge	2007	2006	2005

Share option plans	(16)	(41)	(76)
Performance share plans	(103)	(48)	(78)
Other plans(a)	(33)	(31)	(38)

	(152)	(120)	(192)

(a)	The Group also provides a Share Matching Plan, a Restricted Share Plan, TSR-LTIP (no awards after 2006) and a cash-settled share-based retention plan.

(i) Share Option Plans
Unilever has All-Employee Share Option Plans in 15 countries: Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Portugal, Spain, Sweden and Switzerland, and with a share save element in South Africa and the United Kingdom. Generally the vesting periods range between three and five years and the maximum term is five years.

Under the Executive Option Plans options are granted to key employees of the Group on a discretionary basis. The exercise price is the market price at the date of grant. The options become exercisable after a three-year period from the date of grant and have a maximum term of ten years. In view of the introduction of the Global Performance Share Plan in 2005, no further grants were made under the Executive Option Plans after 2005. The plans consist of the NV, the PLC Plans and the North America Programme which is covered by the Unilever North America 2002 Omnibus Equity Compensation Plan.

The fair value per option is estimated using the Black-Scholes option pricing method. The expected option terms are based on historic data. Figures for expected volatility are set with regard to historic volatility over the last six years. The expected dividend yield is based on the dividend yield in the year of grant. Forfeiture rates are set annually with regard to historic forfeiture rates.

Managers working in India can participate in an Executive Option Plan relating to Hindustan Unilever Limited’s shares. As these are neither NV nor PLC shares, no figures for this plan are disclosed in this note, but the fair value costs for 2007 were €1 million (2006: €1 million; 2005: €2 million) and are included in the costs of share option plans in the table above.

A summary of the status of the All-Employee and Executive Option Plans as at 31 December 2007, 2006 and 2005 and changes during the years ended on these dates is presented below:

		2007		2006		2005
		Weighted		Weighted		Weighted
		average		average		average
	Number of	exercise	Number of	exercise	Number of	exercise
	options	price	options	price	options	price

Outstanding at 1 January	96 296 565	€17.58	114 772 471	€18.33	128 972 689	€18.28
Granted	2 626 506	€22.10	4 356 278	€17.65	5 878 792	€17.53
Exercised	(33 535 234)	€17.53	(14 380 347)	€16.87	(9 464 155)	€15.42
Forfeited	(3 877 793)	€18.75	(5 171 316)	€19.57	(9 045 452)	€19.13
Expired	(2 815 087)	€22.01	(3 280 521)	€21.22	(1 569 403)	€17.93

Outstanding at 31 December	58 694 957	€17.53	96 296 565	€18.35	114 772 471	€18.42

Exercisable at 31 December	47 975 809	€17.35	71 189 331	€18.57	66 586 233	€18.65

The weighted average market price of the shares at the time of exercise was €23.02 (2006: €19.68; 2005: €18.66).

Unilever Annual Report on Form 20-F 2007	117

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

29 Share-based compensation plans (continued)

	2007	2006	2005

Option value information
Fair value per option	€4.33	€3.10	€3.12
Valuation assumptions:
Expected option term	3.5 years	3.5 years	3.9 years
Expected volatility	27.5%	27.5%	27.5%
Expected dividend yield	3.2%	3.8%	3.6%
Risk-free interest rate	4.6%	3.8%	3.1%

The exercise prices and remaining life of the All-Employee and Executive Option Plans as at 31 December 2007 are as follows:

	Options outstanding				Options exercisable

	Number	Weighted
Range of	outstanding at	average remaining	Weighted average	Number exercisable at	Weighted average
exercise prices	31 December 2007	contractual life	exercise price	31 December 2007	exercise price

€8.41 – €11.70	1 681 642	3 years	€10.98	1 681 642	€10.98
€12.40 – €16.97	18 327 615	4 years	€14.87	15 633 936	€14.65
€17.00 – €24.66	38 685 700	4 years	€19.07	30 660 231	€19.07

(ii) Performance Share Plans
The Global Performance Share Plan (GPSP) was introduced in 2005. Under this plan, managers can be awarded conditional shares which will vest three years later at a level between 0% and 150% (for middle management) or 200% (for higher executives) depending on Unilever’s achievement of set targets for Underlying Sales Growth and Ungeared Free Cash Flow over the three-year performance period. The amount to be paid by participants to obtain the shares at vesting is zero.

In 2007 we introduced the Leadership Performance Share Plan (LPSP) under the Global Share Incentive Plan (GSIP) rules. The structure of this Plan is comparable to the GPSP but the Plan has an additional third performance condition which is based on TSR ranking over the three year period.

North American managers participate in the North American Performance Share Programme, introduced in 2001, that awards Unilever shares if North American company performance targets are met over a three-year period. The amount to be paid to the company by participants to obtain the shares at vesting is zero.

A summary of the status of the Performance Share Plans as at 31 December 2007, 2006 and 2005 and changes during the years ended on these dates is presented below:

	2007	2006	2005
	Number of	Number of	Number of
	shares	shares	shares

Outstanding at 1 January	15 270 180	13 286 992	10 749 007
Awarded	6 209 781	6 162 489	6 514 252
Vested	(3 465 990)	(3 057 630)	(3 510 939)
Forfeited	(1 170 202)	(1 121 671)	(465 328)

Outstanding at 31 December	16 843 769	15 270 180	13 286 992

Exercisable at 31 December	–	–	–

	2007	2006	2005

Share award value information
Fair value per share award	€19.06	€17.22	€17.26

118	Unilever Annual Report on Form 20-F 2007

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

29 Share-based compensation plans (continued)

Additional information
As a result of the share-based compensation plans for employees, we are exposed to movements in our own share price. We take a flexible approach to the buying of shares to meet these obligations, not automatically buying shares at grant. In 2001, we entered into a contract with a bank for the forward purchase of Unilever shares. This contract was terminated in March 2006.

At 31 December 2007, there were options outstanding to purchase 61 579 485 (2006: 88 937 770) ordinary shares in NV or PLC in respect of share-based compensation plans of NV and its subsidiaries and the North American plans, and 18 296 234 (2006: 29 315 519) ordinary shares in NV or PLC in respect of share-based compensation plans of PLC and its subsidiaries.

To satisfy the options granted, certain NV group companies hold 68 011 392 (2006: 91 935 752) ordinary shares of NV or PLC, and trusts in Jersey and the United Kingdom hold 10 920 385 (2006: 16 678 871) PLC shares. The trustees of these trusts have agreed, until further notice, to waive dividends on these shares, save for the nominal sum of 0.01p per 3 1/9p ordinary share. Shares acquired during 2007 represent 0.2% of the Group’s called up capital. The balance at 31 December 2007 was 2.6% (2006: 3.6%).

The book value of €1 305 million (2006: €1 836 million) of all shares held in respect of share-based compensation plans for both NV and PLC is eliminated on consolidation by deduction from other reserves (see note 23 on page 110). Their market value at 31 December 2007 was €2 008 million (2006: €2 279 million).

At 31 December 2007 the exercise price of nil (2006: 14 989 001) NV and PLC options were above the market price of the shares.

Shares held to satisfy options are accounted for in accordance with IAS 32 and SIC 12. All differences between the purchase price of the shares held to satisfy options granted and the proceeds received for the shares, whether on exercise or lapse, are charged to reserves. In 2007 this includes €nil million (2006: €7 million) for shares held to meet options expiring in the short term which are priced above market value. The basis of the charge to operating profit for the economic value of options granted is discussed on page 117.

Obligations over the following number of shares were granted, exercised, forfeited or expired between 31 December 2007 and 1 March 2008.

Number of shares

Exercised,
	Granted	forfeited or expired

Share Option Plans	–	2 104 963
Performance Share Plans	–	118 881

Unilever Annual Report on Form 20-F 2007	119

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

30 Related party transactions

The following related party balances existed with associate or joint venture businesses at 31 December:

	€ million	€ million
Related party balances	2007	2006

Trading and other balances due (to)/from joint ventures	157	93
Trading balances due (to)/from associates	(21)	(14)

Joint ventures
As discussed in note 26 on page 113, Unilever completed the restructuring of its Portuguese business as at 1 January 2007. Balances owed by/(to) FIMA and PLI at 31 December 2007 were €258 million and €(101) million (2006: €91 million and €2 million) respectively.

Associates
Following the sale of DiverseyLever, our institutional and industrial cleaning business, to Johnson Professional Holdings Inc. in 2002, Unilever has a one-third equity stake in the combined JohnsonDiversey business, with an option to exit the business from 2007. This option had a fair value of zero at 31 December 2007 and 31 December 2006. At 31 December 2007 the outstanding balance payable to JohnsonDiversey Holdings Inc. was €21 million (2006: €14 million). Sales agency fees to JohnsonDiversey were incurred of approximately €67 million in 2007 (2006: €68 million; 2005: €76 million).

Langholm Capital Partners invests in private European companies with above-average longer-term growth prospects. It has invested in: Lumene OY, a Finnish personal care business specialising in natural personal care for fair skins in harsh climates; Dorset Cereals, a UK manufacturer of cereal products aimed at the healthy eating and luxury niche of the cereals market; Just Retirement, a specialist financial services company based in the UK, providing customised retirement solution for those in and approaching retirement, and Elvi, a UK retailer of plus-size women’s clothing. During 2007 Langholm placed 30 million shares of the Langholm Fund’s remaining shares in Just Retirement. As a result of sale of shares, Langholm returned €47 million to Unilever. Langholm remains a majority shareholder of Just Retirement. To build business opportunities that fit our core business interests in Foods and Home and Personal Care, we have committed €97 million to Langholm Capital Partners on a total of €242 million funds raised. At 31 December 2007, the outstanding balance with Langholm Capital Partners was €36 million (2006: €45 million).

Other related parties
In September 2006 Harish Manwani, President Asia Africa and a member of the Unilever Executive Team, and his wife purchased an apartment from Hindustan Lever Limited (now Hindustan Unilever Limited), a group company ultimately owned by PLC, for Rs.118 million ( €2 042 255). The purchase was made at full market value via an open bidding/tendering process managed by independent property consultants.

31 Key management personnel

Key management personnel are defined as the members of UEx together with the Non-Executive Directors.

	€ million	€ million	€ million
Key management compensation	2007	2006	2005

Salaries and short-term employee benefits	(19)	(14)	(13)
Non-Executive Directors’ fees	(2)	(1)	(1)
Post-employment benefits	(2)	(3)	(4)
Other long-term benefits (all share-based)	(2)	(2)	(1)
Termination payments	–	–	(1)

	(25)	(20)	(20)

Of which:
Executive Directors	(12)	(11)	(16)
Non-Executive Directors	(2)	(1)	(1)
Other	(11)	(8)	(3)

	(25)	(20)	(20)

Details of the remuneration of Directors are given in the auditable part of the report of the Remuneration Committee as defined on page 49. See also note 30 above for information on related party transactions.

120	Unilever Annual Report on Form 20-F 2007

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

32 Remuneration of auditors

	€ million	€ million	€ million
	2007	2006	2005

Audit fees(a)	(20)	(24)	(14)
Audit-related fees(b)	(2)	(3)	(3)
Tax fees	(2)	(2)	(3)
All other fees	(1)	(1)	(2)

(a)	Excludes €(1) million of out of pocket expenses and €(1) million fees paid in respect of services supplied for associated pension schemes.
(b)	Includes other audit services which comprises audit and similar work that regulations or agreements with third parties requires the auditors to undertake.

33 Events after the balance sheet date

Effective 1 January 2008, Unilever and PepsiCo have entered into an expanded international partnership for the marketing and distribution on ready-to-drink tea products under the Lipton brand. The new agreement adds 11 counties to the partnership’s existing Lipton ready-to drink tea business – eight in Europe (Germany, Italy, France, Netherlands, Switzerland, Austria, Belgium and Portugal) as well as Korea, Taiwan and South Africa.

On 5 November 2007, Unilever announced the disposal of Boursin to Le Groupe Bel for €400 million. The sale was effective on 3 January 2008.

On 4 February 2008, we announced that we had reached an agreement to acquire the leading Russian ice cream business Inmarko, for an undisclosed amount. The deal is subject to regulatory approval and is expected to be completed in the first half of 2008.

On 11 February 2008, Unilever announced a share buy-back programme for at least €1.5 billion for 2008.

On 21 February 2008, Unilever launched a bond composed of two tranches; i) CHF 250 million fixed rate bond which will mature in four years, and ii) CHF 350 million fixed rate bond which will mature in seven years. Completion is expected in late March 2008.

On 28 February 2008 Unilever announced a number of changes affecting its organisation. As a further extension of the One Unilever programme, Foods and Home and Personal Care will be combined into a single category structure. To reflect our strategic focus on growth in developing markets, operations in Central and Eastern Europe will be managed as part of an enlarged region comprising Asia, Africa and Central and Eastern Europe, with Western Europe becoming a separate region.

A number of Board and senior executive changes were announced simultaneously. Kees van der Graaf will step down from the Boards of Unilever and from his role as President Europe at the AGMs on 14 and 15 May 2008. Ralph Kugler, President Home and Personal Care, will similarly step down at the AGMs. Harish Manwani, currently President Asia Africa, will lead the new expanded region. Doug Baillie, previously Chief Executive Officer of Hindustan Unilever, will join the Unilever Executive as President Western Europe. The roles of President Home and Personal Care and President Foods will be merged under the leadership of Vindi Banga, currently President Foods.

Unilever Annual Report on Form 20-F 2007	121

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

34 Summarised presentation of the NV and PLC parts of the Group

NV and PLC and their group companies constitute a single reporting entity for the purposes of presenting consolidated accounts. The following supplemental information shows the consolidated income statement and balance sheet of the Group analysed according to the relative legal ownership of individual entities by NV or PLC.

	€ million	€ million	€ million	€ million	€ million	€ million
	NV	NV	NV	PLC	PLC	PLC
Income statement for the year ended 31 December	2007	2006	2005	2007	2006	2005

Continuing operations:

Turnover	24 100	27 376	26 479	16 087	12 266	11 922

Operating profit	2 891	3 608	3 552	2 354	1 800	1 522

Net finance costs	(249)	(686)	(470)	(3)	(35)	(143)
Share in net profit of joint ventures	67	59	35	35	19	12
Share in net profit of associates	(2)	–	(12)	52	36	(13)
Other income from non-current investments	27	13	20	12	17	13

Profit before taxation	2 734	2 994	3 125	2 450	1 837	1 391
Taxation	(601)	(727)	(774)	(527)	(419)	(407)

Net profit from continuing operations	2 133	2 267	2 351	1 923	1 418	984
Net profit from discontinued operations	71	836	455	9	494	185

Net profit	2 204	3 103	2 806	1 932	1 912	1 169

Attributable to:
Minority interest	41	66	57	207	204	152
Shareholders’ equity	2 163	3 037	2 749	1 725	1 708	1 017

	€ million	€ million	€ million	€ million
	NV	NV	PLC	PLC
Balance sheet as at 31 December	2007	2006	2007	2006

Goodwill and intangible assets	11 873	12 569	4 882	4 637
Property, plant and equipment	3 392	3 642	2 892	2 634
Pension asset for funded schemes in surplus	1 665	1 484	343	213
Deferred tax assets	757	755	246	511
Other non-current assets	844	723	480	403

Total non-current assets	18 531	19 173	8 843	8 398

Inventories	2 206	2 141	1 688	1 655
Trade and other current receivables	2 649	2 711	1 545	1 543
Cash and cash equivalents	732	565	366	474
Other financial assets	401	176	182	222
Assets held for sale	92	7	67	7

Total current assets	6 080	5 600	3 848	3 901

Financial liabilities	(3 354)	(3 977)	(812)	(481)
Trade payables and other current liabilities	(5 376)	(5 417)	(3 036)	(3 000)
Provisions	(687)	(806)	(281)	(203)
Liabilities associated with assets held for sale	(11)	–	(2)	–

Total current liabilities	(9 428)	(10 200)	(4 131)	(3 684)

Net current assets/(liabilities)	(3 348)	(4 600)	(283)	217

Total assets less current liabilities	15 183	14 573	8 560	8 615

Financial liabilities due after one year	4 169	3 216	1 314	1 161
Pension and post-retirement healthcare liabilities:
Funded schemes in deficit	619	465	208	914
Unfunded schemes	1 091	2 097	1 179	1 301
Provisions	560	674	134	152
Deferred tax liabilities	1 101	888	112	115
Other non-current liabilities	264	203	173	330

Total non-current liabilities	7 804	7 543	3 120	3 973

Intra-group – NV/PLC	(858)	(368)	858	368
Shareholders’ equity	8 173	7 360	4 214	3 870
Minority interests	64	38	368	404

Total equity	8 237	7 398	4 582	4 274

Total capital employed	15 183	14 573	8 560	8 615

122	Unilever Annual Report on Form 20-F 2007

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

35 Guarantor statements

On 2 October 2000, NV and Unilever Capital Corporation (UCC) filed a US $15 billion Shelf registration, which is unconditionally and fully guaranteed, jointly and severally, by NV, PLC and Unilever United States, Inc. (UNUS). Of the US $15 billion Shelf registration, US $2.75 billion of Notes were outstanding at 31 December 2007 (2006: US $2.75 billion; 2005: US $2.75 billion) with coupons ranging from 5.90% to 7.125%. These Notes are repayable between 1 November 2010 and 15 November 2032.

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

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever	Unilever		Unilever
	Capital	N.V.		United
	Corporation	parent	Unilever PLC	States Inc.	Non-
Income statement	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2007	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Continuing operations:

Turnover	–	–	–	–	40 187	–	40 187

Operating profit	(1)	23	(36)	(22)	5 281	–	5 245
Finance income	–	4	4	–	139	–	147
Finance costs	(182)	(112)	(1)	–	(262)	–	(557)
Pensions and similar obligations	–	(6)	–	(33)	197	–	158
Intercompany finance costs	201	38	48	(12)	(275)	–	–
Dividends	–	1 536	1 154	–	(2 690)	–	–
Share of net profit/(loss) of joint ventures	–	–	–	–	102	–	102
Share of net profit/(loss) of associates	–	–	–	–	50	–	50
Other income from non-current investments	–	–	–	–	39	–	39

Profit before taxation	18	1 483	1 169	(67)	2 581	–	5 184
Taxation	(7)	(91)	(89)	(52)	(889)	–	(1 128)

Net profit from continuing operations	11	1 392	1 080	(119)	1 692	–	4 056
Net profit from discontinued operations	–	–	–	–	80	–	80
Equity earnings of subsidiaries	–	2 496	2 808	611	–	(5 915)	–

Net profit	11	3 888	3 888	492	1 772	(5 915)	4 136

Attributable to:
Minority interest	–	–	–	–	248	–	248
Shareholders’ equity	11	3 888	3 888	492	1 524	(5 915)	3 888

Income statement
for the year ended 31 December 2006

Continuing operations:

Turnover	–	–	–	–	39 642	–	39 642

Operating profit	(1)	(126)	(108)	(16)	5 659	–	5 408
Finance income	–	38	5	1	84	–	128
Finance costs	(169)	(662)	–	–	(59)	–	(890)
Pensions and similar obligations	–	(5)	–	(61)	107	–	41
Intercompany finance costs	187	805	(20)	(29)	(943)	–	–
Dividends	–	1 916	1 337	–	(3 253)	–	–
Share of net profit/(loss) of joint ventures	–	–	–	–	78	–	78
Share of net profit/(loss) of associates	–	–	–	–	36	–	36
Other income from non-current investments	–	–	–	–	30	–	30

Profit before taxation	17	1 966	1 214	(105)	1 739	–	4 831
Taxation	(6)	(119)	16	76	(1 113)	–	(1 146)

Net profit from continuing operations	11	1 847	1 230	(29)	626	–	3 685
Net profit from discontinued operations	–	–	180	–	1 150	–	1 330
Equity earnings of subsidiaries	–	2 898	3 335	567	–	(6 800)	–

Net profit	11	4 745	4 745	538	1 776	(6 800)	5 015

Attributable to:
Minority interest	–	–	–	–	270	–	270
Shareholders’ equity	11	4 745	4 745	538	1 506	(6 800)	4 745

Unilever Annual Report on Form 20-F 2007	123

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

35 Guarantor statements (continued)

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever	Unilever		Unilever
	Capital	N.V.		United
	Corporation	parent	Unilever PLC	States Inc.	Non-
Income statement	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2005	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Continuing operations:

Turnover	–	–	–	–	38 401	–	38 401

Operating profit	–	87	(61)	(3)	5 051	–	5 074
Finance income	–	61	11	–	57	–	129
Finance costs	(241)	(274)	(2)	(3)	(169)	–	(689)
Pensions and similar obligations	–	(5)	–	(61)	13	–	(53)
Intercompany finance costs	256	509	(11)	(40)	(714)	–	–
Dividends	–	1 043	856	–	(1 899)	–	–
Share of net profit/(loss) of joint ventures	–	–	–	–	47	–	47
Share of net profit/(loss) of associates	–	–	–	–	(25)	–	(25)
Other income from non-current investments	–	–	–	–	33	–	33

Profit before taxation	15	1 421	793	(107)	2 394	–	4 516
Taxation	(5)	(118)	36	45	(1 139)	–	(1 181)

Net profit from continuing operations	10	1 303	829	(62)	1 255	–	3 335

Net profit from discontinued operations	–	–	–	–	640	–	640
Equity earnings of subsidiaries	–	2 463	2 937	732	–	(6 132)	–

Net profit	10	3 766	3 766	670	1 895	(6 132)	3 975

Attributable to:
Minority interest	–	–	–	–	209	–	209
Shareholders’ equity	10	3 766	3 766	670	1 686	(6 132)	3 766

124	Unilever Annual Report on Form 20-F 2007

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

35 Guarantor statements (continued)

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever	Unilever		Unilever
	Capital	N.V.		United
	Corporation	parent	Unilever PLC	States Inc.	Non-
	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
Balance sheet as at 31 December 2007	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Goodwill and intangible assets	–	54	42	–	16 659	–	16 755
Property, plant and equipment	–	–	–	1	6 283	–	6 284
Pension asset for funded schemes in surplus	–	–	–	–	2 008	–	2 008
Deferred tax assets	–	–	–	685	318	–	1 003
Other non-current assets	–	–	–	12	1 312	–	1 324
Amounts due from group companies after one year	3 154	2 250	4	–	(5 408)	–	–
Net assets of subsidiaries (equity accounted)	–	28 915	13 341	8 991	(27 594)	(23 653)	–

Total non-current assets	3 154	31 219	13 387	9 689	(6 422)	(23 653)	27 374

Inventories	–	–	–	–	3 894	–	3 894
Amounts due from group companies within one year	–	848	2 134	–	(2 982)	–	–
Trade and other current receivables	–	80	(3)	–	4 117	–	4 194
Current tax assets	–	38	–	59	270	–	367
Cash and cash equivalents	1	2	–	(2)	1 097	–	1 098
Other financial assets	–	–	–	–	216	–	216
Assets held for sale	–	–	–	–	159	–	159

Total current assets	1	968	2 131	57	6 771	–	9 928

Financial liabilities	(1 024)	–	–	–	(3 142)	–	(4 166)
Amounts due to group companies within one year	–	(17 001)	(2 952)	(1)	19 954	–	–
Trade payables and other current liabilities	(23)	(162)	3	(21)	(7 814)	–	(8 017)
Current tax liabilities	(6)	–	(168)	(3)	(218)	–	(395)
Provisions	–	(24)	–	(1)	(943)	–	(968)
Liabilities associated with assets held for sale	–	–	–	–	(13)	–	(13)

Total current liabilities	(1 053)	(17 187)	(3 117)	(26)	7 824	–	(13 559)

Net current assets/(liabilities)	(1 052)	(16 219)	(986)	31	14 595	–	(3 631)

Total assets less current liabilities	2 102	15 000	12 401	9 720	8 173	(23 653)	23 743

Financial liabilities due after one year	1 899	2 364	–	–	1 220	–	5 483
Amounts due to group companies after one year	–	–	–	–	–	–	–
Pensions and post-retirement healthcare liabilities:	–	–	–	–	–	–	–
Funded schemes in deficit	–	–	–	8	819	–	827
Unfunded schemes	–	134	–	725	1 411	–	2 270
Provisions	–	–	–	1	693	–	694
Deferred tax liabilities	–	63	14	–	1 136	–	1 213
Other non-current liabilities	–	52	–	104	281	–	437

Total non-current liabilities	1 899	2 613	14	838	5 560	–	10 924

Shareholders’ equity attributable to:
NV	–	–	8 173	–	–	(8 173)	–
PLC	–	4 214	–	–	–	(4 214)	–
Called up share capital	–	274	210	–	–	–	484
Share premium account	–	25	128	–	–	–	153
Other reserves	(9)	(2 529)	(883)	(417)	(613)	1 039	(3 412)
Retained profit	212	10 403	4 759	9 299	2 794	(12 305)	15 162

Total shareholders’ equity	203	12 387	12 387	8 882	2 181	(23 653)	12 387
Minority interests	–	–	–	–	432	–	432

Total equity	203	12 387	12 387	8 882	2 613	(23 653)	12 819

Total capital employed	2 102	15 000	12 401	9 720	8 173	(23 653)	23 743

Unilever Annual Report on Form 20-F 2007	125

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

35 Guarantor statements (continued)

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever	Unilever		Unilever
	Capital	N.V.		United
	Corporation	parent	Unilever PLC	States Inc.	Non-
	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
Balance sheet as at 31 December 2006	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Goodwill and intangible assets	–	53	46	–	17 107	–	17 206
Property, plant and equipment	–	–	–	8	6 268	–	6 276
Pension asset for funded schemes in surplus	–	–	–	83	1 614	–	1 697
Deferred tax assets	–	–	–	941	325	–	1 266
Other non-current assets	–	–	–	9	1 117	–	1 126
Amounts due from group companies after one year	2 567	2 269	67	–	(4 903)	–	–
Net assets of subsidiaries (equity accounted)	–	28 775	12 453	5 946	(29 790)	(17 384)	–

Total non-current assets	2 567	31 097	12 566	6 987	(8 262)	(17 384)	27 571

Inventories	–	–	–	–	3 796	–	3 796
Amounts due from group companies within one year	–	3 289	163	–	(3 452)	–	–
Trade and other current receivables	–	445	34	7	3 768	–	4 254
Current tax assets	–	–	–	40	85	–	125
Cash and cash equivalents	–	7	–	(5)	1 037	–	1 039
Other financial assets	–	–	–	–	273	–	273
Assets held for sale	–	–	–	–	14	–	14

Total current assets	–	3 741	197	42	5 521	–	9 501

Financial liabilities	(258)	(1 503)	–	–	(2 697)	–	(4 458)
Amounts due to group companies within one year	–	(18 490)	(1 363)	–	19 853	–	–
Trade payables and other current liabilities	(22)	(612)	(39)	(7)	(7 158)	–	(7 838)
Current tax liabilities	(6)	(38)	(121)	–	(414)	–	(579)
Provisions	–	–	–	(1)	(1 008)	–	(1 009)
Liabilities associated with assets held for sale	–	–	–	–	–	–	–

Total current liabilities	(286)	(20 643)	(1 523)	(8)	8 576	–	(13 884)

Net current assets/(liabilities)	(286)	(16 902)	(1 326)	34	14 097	–	(4 383)

Total assets less current liabilities	2 281	14 195	11 240	7 021	5 835	(17 384)	23 188

Financial liabilities due after one year	2 066	866	–	–	1 445	–	4 377
Amounts due to group companies after one year	–	1 522	–	279	(1 801)	–	–
Pensions and post-retirement healthcare liabilities:	–	–	–	–	–	–	–
Funded schemes in deficit	–	–	–	133	1 246	–	1 379
Unfunded schemes	–	149	–	879	2 370	–	3 398
Provisions	–	340	–	2	484	–	826
Deferred tax liabilities	–	27	10	62	904	–	1 003
Other non-current liabilities	–	61	–	193	279	–	533

Total non-current liabilities	2 066	2 965	10	1 548	4 927	–	11 516

Shareholders’ equity attributable to:
NV	–	–	7 423	–	–	(7 423)	–
PLC	–	3 807	–	–	–	(3 807)	–
Called up share capital	–	274	210	–	–	–	484
Share premium account	–	25	140	–	–	–	165
Other reserves	(4)	(1 280)	(863)	(467)	(418)	889	(2 143)
Retained profit	219	8 404	4 320	5 940	884	(7 043)	12 724

Total shareholders’ equity	215	11 230	11 230	5 473	466	(17 384)	11 230
Minority interests	–	–	–	–	442	–	442

Total equity	215	11 230	11 230	5 473	908	(17 384)	11 672

Total capital employed	2 281	14 195	11 240	7 021	5 835	(17 384)	23 188

126	Unilever Annual Report on Form 20-F 2007

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

35 Guarantor statements (continued)

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever	Unilever		Unilever
	Capital	N.V.		United
	Corporation	parent	Unilever PLC	States Inc.	Non-
Cash flow statement	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2007	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Cash flow from operating activities	(8)	(10)	(54)	(67)	5 327	–	5 188
Income tax paid	–	(131)	(21)	(58)	(1 102)	–	(1 312)

Net cash flow from operating activities	(8)	(141)	(75)	(125)	4 225	–	3 876

Interest received	201	33	54	–	131	(273)	146
Net capital expenditure	–	(14)	–	2	(971)	–	(983)
Acquisitions and disposals	–	–	–	–	(50)	–	(50)
Other investing activities	(921)	1 375	(84)	190	(706)	410	264

Net cash flow from/(used in) investing activities	(720)	1 394	(30)	192	(1 596)	137	(623)

Dividends paid on ordinary share capital	–	357	232	–	(2 771)	–	(2 182)
Interest and preference dividends paid	(177)	(95)	(1)	(12)	(540)	273	(552)
Change in borrowings and finance leases	906	(6)	(235)	–	1 083	(410)	1 338
Share buy-back programme	–	(1 500)	–	–	–	–	(1 500)
Other movement in treasury stocks	–	291	105	(57)	103	–	442
Other finance activities	–	(305)	–	–	(250)	–	(555)

Net cash flow from/(used in) financing activities	729	(1 258)	101	(69)	(2 375)	(137)	(3 009)

Net increase/(decrease) in cash and cash equivalents	1	(5)	(4)	(2)	254	–	244

Cash and cash equivalents at the beginning of the year	–	7	4	(5)	704	–	710
Effect of foreign exchange rate changes	–	–	–	5	(58)	–	(53)

Cash and cash equivalents at the end of the year	1	2	–	(2)	900	–	901

Cash flow statement
for the year ended 31 December 2006

Cash flow from operating activities	1	(336)	(17)	(408)	6 334	–	5 574
Income tax paid	–	(163)	42	(33)	(909)	–	(1 063)

Net cash flow from operating activities	1	(499)	25	(441)	5 425	–	4 511

Interest received	187	995	5	–	33	(1 095)	125
Net capital expenditure	–	(28)	–	(3)	(903)	–	(934)
Acquisitions and disposals	–	–	212	–	1 565	–	1 777
Other investing activities	(324)	3 799	–	480	(7 302)	3 534	187

Net cash flow from/(used in) investing activities	(137)	4 766	217	477	(6 607)	2 439	1 155

Dividends paid on ordinary share capital	–	460	154	–	(3 216)	–	(2 602)
Interest and preference dividends paid	(170)	(349)	(20)	(28)	(1 133)	1 095	(605)
Change in borrowings and finance leases	274	(4 621)	(420)	–	5 020	(3 534)	(3 281)
Movement on treasury stock	–	88	48	(15)	(23)	–	98
Other finance activities	–	–	–	–	(182)	–	(182)

Net cash flow from/(used in) financing activities	104	(4 422)	(238)	(43)	466	(2 439)	(6 572)

Net increase/(decrease) in cash and cash equivalents	(32)	(155)	4	(7)	(716)	–	(906)

Cash and cash equivalents at the beginning of the year	35	162	–	(3)	1 071	–	1 265
Effect of foreign exchange rate changes	(3)	–	–	5	349	–	351

Cash and cash equivalents at the end of the year	–	7	4	(5)	704	–	710

Unilever Annual Report on Form 20-F 2007	127

Back to Contents

Financial statements continued

Notes to the consolidated accounts Unilever Group

35 Guarantor statements (continued)

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever	Unilever		Unilever
	Capital	N.V.		United
	Corporation	parent	Unilever PLC	States Inc.	Non-
Cash flow statement	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2005	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Cash flow from operating activities	–	(5)	(156)	33	6 052	–	5 924
Income tax paid	–	(86)	(19)	(177)	(1 289)	–	(1 571)

Net cash flow from operating activities	–	(91)	(175)	(144)	4 763	–	4 353

Interest received	253	285	10	–	(106)	(312)	130
Net capital expenditure	–	(24)	(3)	(2)	(784)	–	(813)
Acquisitions and disposals	–	–	–	–	784	–	784
Other investing activities	1 796	(689)	–	189	443	(1 325)	414

Net cash flow from/(used in) investing activities	2 049	(428)	7	187	337	(1 637)	515

Dividends paid on ordinary share capital	–	28	37	–	(1 869)	–	(1 804)
Interest and preference dividends paid	(253)	(181)	(7)	(43)	(471)	312	(643)
Change in borrowings and finance leases	(1 774)	1 623	309	–	(2 363)	1 325	(880)
Movement on treasury stock	–	(1 068)	(171)	–	(37)	–	(1 276)
Other finance activities	–	–	–	–	(218)	–	(218)

Net cash flow from/(used in) financing activities	(2 027)	402	168	(43)	(4 958)	1 637	(4 821)

Net increase/(decrease) in cash and cash equivalents	22	(117)	–	–	142	–	47

Cash and cash equivalents at the beginning of the year	10	279	–	(3)	1 120	–	1 406
Effect of foreign exchange rate changes	3	–	–	–	(191)	–	(188)

Cash and cash equivalents at the end of the year	35	162	–	(3)	1 071	–	1 265

128	Unilever Annual Report on Form 20-F 2007

Back to Contents

Financial statements continued

Selected financial data Unilever Group

Selected financial data under IFRS

In the schedules below, figures within the income statement and for earnings per share reflect the classification between continuing and discontinued operations, which has applied for our reporting during 2006 and 2007. Figures for 2005 and 2004 also reflect this classification, and therefore differ from those originally published for those years.

	€ million	€ million	€ million	€ million
Consolidated income statement	2007	2006	2005	2004

Continuing operations:
Turnover	40 187	39 642	38 401	37 168
Operating profit	5 245	5 408	5 074	3 981
Net finance costs	(252)	(721)	(613)	(623)
Income from non-current investments	191	144	55	95

Profit before taxation	5 184	4 831	4 516	3 453
Taxation	(1 128)	(1 146)	(1 181)	(725)

Net profit from continuing operations	4 056	3 685	3 335	2 728
Net profit from discontinued operations	80	1 330	640	213

Net profit	4 136	5 015	3 975	2 941
Attributable to:
Minority interests	248	270	209	186
Shareholders’ equity	3 888	4 745	3 766	2 755

	€	€	€	€
Combined earnings per share(a)	2007	2006	2005	2004

Continuing operations:
Basic earnings per share	1.32	1.19	1.07	0.87
Diluted earnings per share	1.28	1.15	1.04	0.84
Total operations:
Basic earnings per share	1.35	1.65	1.29	0.94
Diluted earnings per share	1.31	1.60	1.25	0.91

	€ million	€ million	€ million	€ million
Consolidated balance sheet	2007	2006	2005	2004

Non-current assets	27 374	27 571	28 358	26 368
Current assets	9 928	9 501	11 142	10 490
Current liabilities	(13 559)	(13 884)	(15 394)	(14 186)

Total assets less current liabilities	23 743	23 188	24 106	22 672

Non-current liabilities	10 924	11 516	15 341	15 043

Shareholders’ equity	12 387	11 230	8 361	7 264
Minority interests	432	442	404	365

Total equity	12 819	11 672	8 765	7 629

Total capital employed	23 743	23 188	24 106	22 672

	€ million	€ million	€ million	€ million
Consolidated cash flow statement	2007	2006	2005	2004

Net cash flow from operating activities	3 876	4 511	4 353	5 547
Net cash flow from/(used in) investing activities	(623)	1 155	515	(120)
Net cash flow from/(used in) financing activities	(3 009)	(6 572)	(4 821)	(5 938)

Net increase/(decrease) in cash and cash equivalents	244	(906)	47	(511)
Cash and cash equivalents at the beginning of the year	710	1 265	1 406	1 428
Effect of foreign exchange rates	(53)	351	(188)	489

Cash and cash equivalents at the end of the year	901	710	1 265	1 406

Ratios and other metrics	2007	2006	2005	2004

Operating margin (%)	13.1	13.6	13.2	10.7
Net profit margin (%)(b)	9.7	12.0	9.8	7.4
Ungeared free cash flow (€ million)(c)	3 769	4 222	4 011	5 346
Return on invested capital (%)(d)	12.7	14.6	12.5	10.7
Ratio of earnings to fixed charges (times)(e)	8.3	7.5	6.5	5.1

(a)	For the basis of the calculations of combined earnings per share see note 7 on page 85.
(b)	Net profit margin is expressed as net profit attributable to shareholders’ equity as a percentage of turnover from continuing operations.
(c)	As defined on page 30.
(d)	As defined on page 31.
(e)	In the ratio of earnings to fixed charges, earnings consist of net profit from continuing operations excluding net profit or loss of joint ventures and associates increased by fixed charges, income taxes and dividends received from joint ventures and associates. Fixed charges consist of interest payable on debt and a portion of lease costs determined to be representative of interest. This ratio takes no account of interest receivable although Unilever’s treasury operations involve both borrowing and depositing funds.

Unilever Annual Report on Form 20-F 2007	129

Back to Contents

Financial statements continued

Selected financial data Unilever Group

Selected financial data under IFRS (continued)

	€ million	€ million	€ million	€ million
By geographical area	2007	2006	2005	2004

Turnover
Europe	15 205	15 000	14 940	15 252
The Americas	13 442	13 779	13 179	12 296
Asia Africa	11 540	10 863	10 282	9 620

	40 187	39 642	38 401	37 168

Operating profit
Europe	1 678	1 903	2 064	2 045
The Americas	1 971	2 178	1 719	896
Asia Africa	1 596	1 327	1 291	1 040

	5 245	5 408	5 074	3 981

Total assets
Europe	14 703	14 489	15 164	15 586
The Americas	10 878	11 564	12 569	11 486
Asia Africa	6 291	5 884	6 320	4 369
Corporate	5 430	5 135	5 447	5 417

	37 302	37 072	39 500	36 858

Capital expenditure
Europe	672	511	447	497
The Americas	342	396	305	297
Asia Africa	411	294	298	305

	1 425	1 201	1 050	1 099

	€ million	€ million	€ million	€ million
By operation	2007	2006	2005	2004

Turnover
Foods	21 588	21 345	20 889	20 566
Home and Personal Care	18 599	18 297	17 512	16 602

	40 187	39 642	38 401	37 168

Operating profit
Foods	2 868	2 893	2 635	1 850
Home and Personal Care	2 377	2 515	2 439	2 131

	5 245	5 408	5 074	3 981

Total assets
Foods	24 381	24 973	26 798	25 382
Home and Personal Care	7 491	6 964	7 255	6 059
Corporate	5 430	5 135	5 447	5 417

	37 302	37 072	39 500	36 858

Capital expenditure
Foods	801	714	572	588
Home and Personal Care	624	487	478	511

	1 425	1 201	1 050	1 099

130	Unilever Annual Report on Form 20-F 2007

Back to Contents

Financial statements continued

Selected financial data Unilever Group

Exchange rates

The information in the following table is based on exchange rates between euros and US dollars and between euros and sterling. These translation rates were used in preparation of the accounts:

	2007	2006	2005	2004	2003

Year end
€1 = US $	1.471	1.317	1.184	1.366	1.261
€1 = £	0.734	0.671	0.686	0.707	0.708

Annual average
€1 = US $	1.364	1.254	1.244	1.238	1.126
€1 = £	0.682	0.682	0.684	0.678	0.691

Noon Buying Rates in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York were as follows:

	2007	2006	2005	2004	2003

Year end
€1 = US $	1.460	1.320	1.184	1.354	1.260

Annual average
€1 = US $	1.371	1.256	1.245	1.239	1.132

High
€1 = US $	1.486	1.333	1.348	1.363	1.260

Low
€1 = US $	1.290	1.186	1.167	1.180	1.036

High and low exchange rate values for each of the last six months:

	September	October	November	December	January	February
	2007	2007	2007	2007	2008	2008

High
€1 = US $	1.422	1.447	1.486	1.476	1.488	1.519

Low
€1 = US $	1.361	1.409	1.444	1.434	1.457	1.450

On 1 March 2008, the exchange rates between euros and US dollars and between euros and sterling were as follows: €1.00 = US $1.521 and €1.00 = £0.767.

Unilever Annual Report on Form 20-F 2007	131

Back to Contents

Financial statements continued

Principal group companies and non-current investments Unilever Group as at 31 December 2007

The companies listed below and on page 133 are those which, in the opinion of the Directors, principally affect the amount of profit and assets shown in the Unilever Group accounts. The Directors consider that those companies not listed are not significant in relation to Unilever as a whole.

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

The percentage of Unilever’s shareholdings held either directly or indirectly by NV and PLC are identified in the tables according to the following code:

NV 100%	a
PLC 100%	b
NV 56%; PLC 44%	c
NV 84%; PLC 16%	d
NV 19%; PLC 81%	e
NV 26%; PLC 74%	f
NV 23%; PLC 77%	g

Due to the inclusion of certain partnerships in the consolidated group accounts of Unilever, para 264(b) of the German trade law grants an exemption from the duty to prepare individual statutory financial statements and management reports in accordance with the requirements for limited liability companies and to have these audited and published.

Group companies

%		Ownership

Argentina
	Unilever de Argentina S.A.	d

Australia
	Unilever Australia Ltd.	b

Belgium
	Unilever Belgium BVBA/SPRL (Unibel)	d

Brazil
	Unilever Brasil Ltda.	d

Canada
	Unilever Canada Inc.	e

Chile
	Unilever Chile Home and Personal Care Ltda.	d

China
	Unilever Services (He Fei) Co Limited	a

France
99	Unilever France	d

Group companies (continued)

%		Ownership

Germany
	Maizena Grundstücksverwaltungs GmbH & Co. OHG	d
	Pfanni GmbH & Co. OHG Stavenhagen	d
	Pfanni Werke Grundstücksverwaltungs GmbH & Co. OHG	d
	UBG Vermietungs GmbH & Co. OHG	d
	Unilever Deutschland GmbH	d
	Unilever Deutschland Holding GmbH	d
	Unilever Deutschland Immobilien Leasing GmbH & Co. OHG	d
	Wizona IPR GmbH & Co. OHG	d

Greece
	Unilever Hellas A.E.B.E.	a

India
52	Hindustan Unilever Ltd.	b

Indonesia
85	P.T. Unilever Indonesia Tbk	a

Italy
	Unilever Italia SrL	d

Japan
	Unilever Japan KK	a

Mexico
	Unilever de México S. de R.L. de C.V.	d

The Netherlands
	Mixhold B.V.	d
	Unilever Finance International B.V.	a
Unilever N.V.(a)
	Unilever Nederland B.V.	d
	UNUS Holding B.V.	c

Poland
	Unilever Polska S.A.	d

Russia
	Unilever Rus	g

South Africa
74	Unilever South Africa (Pty) Limited	f

Spain
	Unilever España S.A.	a

Sweden
	Unilever Sverige AB	a

Switzerland
	Unilever Supply Chain Company AG	a
	Unilever Schweiz GmbH	d

Thailand
	Unilever Thai Trading Ltd.	d

(a)	See ‘Basis of consolidation’ in note 1 on page 72.

132	Unilever Annual Report on Form 20-F 2007

Back to Contents

Financial statements continued

Principal group companies and non-current investments Unilever Group as at 31 December 2007

Group companies (continued)

%		Ownership

Turkey
	Unilever Sanayi ve Ticaret Türk A.S,.	b

United Kingdom
	Unilever UK Ltd.	e
Unilever PLC(a)
	Unilever UK Holdings Ltd.	b
	Unilever UK & CN Holdings Ltd.	e

United States of America
	Conopco, Inc.	c
	Unilever Capital Corporation	c
	Unilever United States, Inc.	c

(a) See ‘Basis of consolidation’ in note 1 on page 72

Joint ventures

%		Ownership

Portugal
55	Unilever Jerónimo Martins, Lda	b

United States of America
50	Pepsi/Lipton Partnership	c

Associates

%		Ownership

Côte d’Ivoire
40	Palmci	b

United Kingdom
40	Langholm Capital Partners L.P.	b

United States of America
33	JohnsonDiversey Holdings, Inc.	a

In addition, we have revenues either from our own operations or through agency agreements in the following locations: Abu Dhabi, Algeria, Austria, Bahrain, Bangladesh, Bolivia, Bulgaria, Cambodia, Cameroon, Colombia, Costa Rica, Côte d’Ivoire, Croatia, Cuba, Cyprus, Czech Republic, Democratic Republic of Congo, Denmark, Dominican Republic, Dubai, Ecuador, Egypt, El Salvador, Estonia, Finland, Ghana, Guatemala, Honduras, Hong Kong, Hungary, Iran, Ireland, Israel, Jordan, Kenya, Latvia, Lebanon, Lithuania, Malawi, Malaysia, Morocco, Mozambique, Namibia, Nepal, Netherlands Antilles, New Zealand, Nicaragua, Niger, Nigeria, Norway, Oman, Pakistan, Palestine, Panama, Paraguay, Peru, Philippines, Portugal, Puerto Rico, Romania, Saudi Arabia, Senegal, Serbia, Singapore, Slovakia, Slovenia, South Korea, Sri Lanka, Sudan, Syria, Taiwan, Tanzania, Trinidad & Tobago, Tunisia, Uganda, Ukraine, United Arab Emirates, Uruguay, Venezuela, Vietnam, Zambia and Zimbabwe.

Unilever Annual Report on Form 20-F 2007	133

Back to Contents

This page is intentionally left blank

134	Unilever Annual Report on Form 20-F 2007

Back to Contents

Shareholder information

Shareholder information

Analysis of shareholding

Significant shareholders of NV
As far as we are aware the only holders of more than 5% (as referred to in the Act on Financial Supervision in the Netherlands) in the NV share capital (apart from the Foundation Unilever NV Trust Office, see page 42 and shares held in treasury by NV, see page 41) are ING Groep N.V. (‘ING’), Fortis Utrecht N.V. (‘Fortis’) and AEGON N.V. (‘AEGON’). We were informed that ING transferred part of its shareholding in NV to Fortis in July 2007 which is reflected in the information provided below.

The voting rights of such shareholders are the same as for other holders of the class of share indicated. All three shareholders have each notified the Netherlands Authority for the Financial Markets (AFM) of their holdings. As at 2 July 2007 ING and Fortis indirectly held an interest in the NV issued share capital of 16.94% and 5.10% respectively, and as at 1 November 2006 AEGON indirectly held an interest of 5.57%. Detailed below are the interests in NV shares provided to the Company by ING, Fortis and AEGON in the second half of 2007. All interests are mainly held in cumulative preference shares.

ING

•	31 171 093 (1.82%) ordinary shares ( €4 987 375)
•	20 665 (71.26%) 7% cumulative preference shares ( €8 856 399)
•	74 088 (46.0%) 6% cumulative preference shares ( €31 751 894)
•	504 440 (67.26%) 4% cumulative preference shares ( €21 620 298)

Fortis

•	4 453 850 (0.26%) ordinary shares ( €712 616)
•	46 000 (28.56%) 6% cumulative preference shares ( €19 714 220)

AEGON

•	399 689 (0.02%) ordinary shares ( €63 950)
•	4 995 (17.22%) 7% cumulative preference shares ( €2 140 707)
•	29 540 (18.34%) 6% cumulative preference shares ( €12 659 957)
•	157 106 (20.95%) 4% cumulative preference shares ( €6 733 563)

Significant shareholders of PLC
The following table gives notified details of shareholders who held more than 3% of, or 3% of voting rights attributable to, PLC’s shares or deferred stock (excluding treasury shares) on 1 March 2008. The voting rights of such shareholders are the same as for other holders of the class of share indicated.

		Number of	Approximate
Title of class	Name of holder	shares held	% held

Deferred Stock	Naamlooze Vennootschap Elma	50 000	50
	United Holdings Limited	50 000	50
Ordinary shares	Trustees of the Leverhulme Trust and the Leverhulme Trade Charities Trust	70 566 764	5
	Legal & General Group plc	54 184 916	4
	Barclays PLC	40 319 254	3

Between 1 January 2005 and 31 December 2007, Barclays PLC, The Capital Group Companies, inc. and Legal & General Group plc have held more than 3% of, or 3% of voting rights attributable to, PLC’s ordinary shares. During this period, and as notified, certain of these holdings reduced to below the reporting 3% threshold. The table above sets out the notifiable interest of shares or voting rights attributable to PLC as at 1 March 2008.

Unilever Annual Report on Form 20-F 2007	135

Back to Contents

Shareholder information continued

Shareholder information continued

Analysis of PLC registered holdings
At 31 December 2007 PLC had 63 825 ordinary shareholdings.

The following table analyses the registered holdings of PLC’s 3 1/9p ordinary shares at 31 December 2007:

			Number		Total
Number of shares			of holdings	%	shares held	%

1	–	1 000	41 044	64.31	16 842 627	1.29
1 001	–	2 500	13 290	20.82	21 198 976	1.62
2 501	–	5 000	5 262	8.24	18 451 027	1.41
5 001	–	10 000	2 149	3.37	14 723 218	1.12
10 001	–	25 000	876	1.37	13 019 461	0.99
25 001	–	50 000	316	0.50	11 058 969	0.84
50 001	–	100 000	214	0.34	15 165 228	1.16
100 001	–	1 000 000	513	0.80	175 415 138	13.39
Over 1 000 000			161	0.25	1 024 281 717	78.18

			63 825	100.00	1 310 156 361	100.00

Share purchases during 2007

					€ million
			Of which, numbers of		Maximum value that
			shares purchased		may yet be purchased
	Total number of	Average price	as part of publicly		as part of publicly
	shares purchased	paid per share	announced plans	(a)	announced plans

January	–	–	–		–
February	485 177	€20.37	–		1 500
March	7 465 293	€21.13	3 917 782		1 418
April	6 600 000	€22.09	6 600 000		1 273
May	11 849 090	€22.81	11 195 731		1 018
June	7 273 454	€22.10	7 146 817		860
July	8 787 712	€23.40	8 787 712		654
August	7 092 471	€21.74	7 092 471		500
September	6 495 886	€22.19	6 495 886		356
October	5 431 376	€21.98	5 431 376		236
November	2 501 055	€23.62	2 501 055		177
December	7 371 158	€24.11	7 364 282		–

Total	71 352 672	€22.49	66 533 112		–

(a)	Shares were also purchased to satisfy commitments to deliver shares under our share-based plans as described in note 29 on page 117 to 119.

Exchange controls affecting security holders
The Netherlands Act on Financial Supervision (Wet op het financieel toezicht (Wft)) came into effect on 1 January 2007. The Wft brings together practically all the rules and conditions that applied to the financial markets and their supervision. Under this Act the Minister of Finance is authorised to issue regulations relating to financial transactions concerning the movement of capital to or from third countries with respect to direct investments, establishment, the performing of financial services, the admission of negotiable instruments or goods with respect to which regulations have been issued under the Import and Export Act in the interest of the international legal system or an arrangement relevant thereto. These regulations may contain a prohibition to perform any of the actions indicated in those regulations without a licence. To date no regulations of this type have been issued which are applicable to Unilever N.V.

There are currently no exchange controls affecting PLC shareholders.

136	Unilever Annual Report on Form 20-F 2007

Back to Contents

Shareholder information continued

Shareholder information continued

Nature of the trading market
The principal trading markets upon which Unilever shares are listed are Euronext Amsterdam for NV depositary receipts of ordinary and preference shares and the London Stock Exchange for PLC ordinary shares. NV ordinary shares mainly trade in the form of depositary receipts for shares.

In the United States, NV ordinary shares and PLC American Depositary Receipts are traded on the New York Stock Exchange. Citibank, N.A. acts for NV and PLC as issuer, transfer agent and, in respect of the American Depositary Receipts, depositary.

There have not been any significant trading suspensions in the past three years.

At 1 March 2008 there were 6 104 registered holders of NV New York Registry shares and 790 registered holders of PLC American Depositary Receipts in the United States. We estimate that approximately 18% of NV’s ordinary shares were held in the United States (approximately 21% in 2006), while most holders of PLC ordinary shares are registered in the United Kingdom – approximately 99% in 2007 and in 2006.

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

If you are a shareholder of NV, you have an interest in a Dutch legal entity, your dividends will be paid in euros (converted into US dollars if you have shares registered in the United States) and you may be subject to tax in the Netherlands. If you are a shareholder of PLC, your interest is in a UK legal entity, your dividends will be paid in sterling (converted into US dollars if you have American Depositary Receipts) and you may be subject to UK tax. Nevertheless, the Equalisation Agreement means that as a shareholder of either company you effectively have an interest in the whole of Unilever. You have largely equal rights over our combined net profit and capital reserves as shown in the consolidated accounts. See Taxation for US persons on pages 139 and 140 and Equalisation Agreement on pages 40 and 41.

The high and low trading prices for the separate stock exchange listings are shown in the tables on the following page.

Unilever Annual Report on Form 20-F 2007	137

Back to Contents

Shareholder information continued

Shareholder information continued

Nature of the trading market (continued)

Share prices at 31 December 2007
The share price of the ordinary shares at the end of the year were as follows:

NV per €0.16 ordinary share in Amsterdam	€25.15

NV per €0.16 ordinary share in New York	US $36.46

PLC per 3 1/9p ordinary share in London	£18.90

PLC per American Depositary Receipt in New York	US $37.42

Monthly high and low prices for the most recent six months:

		September	October	November	December	January	February

NV per €0.16 ordinary share in Amsterdam (in €)	High	22.91	23.11	24.62	25.72	25.61	22.46
	Low	21.42	21.22	22.89	23.57	20.13	20.41

NV per €0.16 ordinary share in New York (in US $)	High	31.97	33.21	36.18	37.31	37.18	33.26
	Low	30.12	30.08	33.24	34.10	29.94	30.16

PLC per 3 1/9p ordinary share in London (in £)	High	16.44	16.72	18.09	19.24	19.47	17.17
	Low	15.36	15.15	16.57	17.32	15.16	15.53

PLC per American Depositary Receipt in New York (in US $)	High	32.88	34.38	37.16	38.25	38.02	33.88
	Low	31.18	31.11	34.46	35.07	29.90	30.46

Quarterly high and low prices for 2007 and 2006

	2007	1st	2nd	3rd	4th

NV per €0.16 ordinary share in Amsterdam (in €)	High	21.96	23.94	24.64	25.72
	Low	18.89	21.32	20.70	21.22

NV per €0.16 ordinary share in New York (in US $)	High	29.33	32.39	33.73	37.31
	Low	24.94	28.63	28.11	30.08

PLC per 3 1/9p ordinary share in London (in £)	High	15.41	16.74	17.22	19.24
	Low	13.20	14.95	14.49	15.15

PLC per American Depositary Receipt in New York (in US $)	High	30.16	33.31	34.86	38.25
	Low	25.57	29.64	28.95	31.11

	2006	1st	2nd	3rd	4th

NV per €0.16 ordinary share in Amsterdam (in €)	High	19.78	19.27	19.59	20.84
	Low	18.53	16.53	17.26	19.22

NV per €0.16 ordinary share in New York (in US $)	High	23.86	24.34	24.90	27.32
	Low	22.69	20.72	21.74	24.20

PLC per 3 1/9p ordinary share in London (in £)	High	13.54	13.16	13.25	14.28
	Low	12.74	11.25	11.84	12.94

PLC per American Depositary Receipt in New York (in US $)	High	23.79	24.31	25.19	27.95
	Low	22.45	20.66	21.77	24.28

Annual high and low prices

		2007	2006	2005	2004	2003

NV per €0.16 ordinary share in Amsterdam (in €)	High	25.72	20.84	20.27	19.92	19.98
	Low	18.89	16.53	16.13	14.80	15.27

NV per €0.16 ordinary share in New York (in US $)	High	37.31	27.32	24.02	24.80	21.63
	Low	24.94	20.72	20.89	18.94	17.65

PLC per 3 1/9p ordinary share in London (in £)	High	19.24	14.28	13.39	12.80	13.96
	Low	13.20	11.25	10.83	9.85	10.56

PLC per American Depositary Receipt in New York (in US $)	High	38.25	27.95	23.67	24.17	21.93
	Low	25.57	20.66	20.34	18.22	17.46

138	Unilever Annual Report on Form 20-F 2007

Back to Contents

Shareholder information continued

Shareholder information (continued)

Taxation for US persons holding shares in NV

The following notes are provided for guidance. US persons should consult their local tax advisers, particularly in connection with potential liability to pay US taxes on disposal, lifetime gift or bequest of their shares. A US person is a US individual citizen or resident, a corporation organised under the laws of the United States, or any other legal person subject to US federal income tax on its worldwide income.

Taxation on dividends in the Netherlands
As of 1 January 2007 dividends of companies in the Netherlands are in principle subject to dividend withholding tax of 15%. Where a shareholder is entitled to the benefits of the current Income Tax Convention (‘the Convention’) concluded on 18 December 1992 between the United States and the Netherlands, when dividends are paid by NV to:

•	a corporation organised under the laws of the United States (or any territory of it) having no permanent establishment in the Netherlands of which such shares form a part of the business property; or
•	any other legal person subject to United States Federal income tax with respect to its worldwide income, having no permanent establishment in the Netherlands of which such shares form a part of the business property, these dividends qualify for a reduction of withholding tax on dividends in the Netherlands from 15% to 5% if the beneficial owner is a company which directly holds at least 10% of the voting power of NV shares and to 0% if the beneficial owner is a qualified ‘Exempt Organisation’ as defined in Article 36 of the Convention.

Where a United States person has a permanent establishment in the Netherlands, which has shares in NV forming part of its business property, dividends it receives on those shares are included in that establishment’s profit. They are subject to income tax or corporation tax in the Netherlands, as appropriate, and tax on dividends in the Netherlands will generally be applied at the full rate of 15%. This tax will be treated as foreign income tax eligible for credit against the shareholder’s United States income taxes.

Under the Convention, qualifying United States organisations that are generally exempt from United States taxes and that are constituted and operated exclusively to administer or provide pension, retirement or other employee benefits may be exempt at source from withholding tax on dividends received from a Dutch corporation. A Competent Authority Agreement between the US and Dutch Tax Authorities on 6 August 2007, published in the US as Announcement 2007-75, 2007-2 Cumulative Bulletin 540, describes the eligibility of these US organisations for benefits under the Convention and procedures for claiming these benefits.

A United States trust, company or organisation that is operated exclusively for religious, charitable, scientific, educational or public purposes is subject to an initial 15% withholding tax rate. Such an exempt organisation is entitled to reclaim from Tax Authorities in the Netherlands a refund of the Dutch dividend tax, if and to the extent that it is exempt from United States Federal Income Tax and it would be exempt from tax in the Netherlands if it were organised and carried on all its activities there.

If you are an NV shareholder resident in any country other than the United States or the Netherlands, any exemption from, or reduction or refund of, dividend withholding tax in the Netherlands may be governed by the ‘Tax Regulation for the Kingdom of the Netherlands’ or by the tax convention, if any, between the Netherlands and your country of residence.

United States taxation on dividends
If you are a United States person, the dividend (including the withheld amount) up to the amount of our earnings and profits for United States Federal income tax purposes will be ordinary dividend income. Dividends received by an individual during taxable years before 2011 will be taxed at a maximum rate of 15%, provided the individual has held the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date, that NV is a qualified foreign corporation and that certain other conditions are satisfied. NV is a qualified foreign corporation for this purpose. Dividends received by an individual for taxable years after 2010 will be subject to tax at ordinary income rates. The dividends are not eligible for the dividends received deduction allowed to corporations.

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

Taxation on capital gains in the Netherlands
Under the Convention, if you are a United States person and you have capital gains on the sale of shares of a Dutch company, these are generally not subject to taxation by the Netherlands. An exception to this rule generally applies if you have a permanent establishment in the Netherlands and the capital gain is derived from the sale of shares which form part of that permanent establishment’s business property.

Succession duty and gift taxes in the Netherlands
Under the Estate and Inheritance Tax Convention between the United States and the Netherlands of 15 July 1969, individual US persons who are not Dutch citizens who have shares will generally not be subject to succession duty in the Netherlands on the individual’s death, unless the shares are part of the business property of a permanent establishment situated in the Netherlands.

A gift of shares of a Dutch company by a person who is not a resident or a deemed resident of the Netherlands is generally not subject to gift tax in the Netherlands. A non-resident Netherlands citizen, however, is still treated as a resident of the Netherlands for gift tax purposes for ten years and any other non-resident person for one year after leaving the Netherlands.

Unilever Annual Report on Form 20-F 2007	139

Back to Contents

Shareholder information continued

Shareholder information (continued)

Taxation for US persons holding shares in PLC

The following notes are provided for guidance. US persons should consult their local tax advisers, particularly in connection with potential liability to pay US taxes on disposal, lifetime gift or bequest of their shares. A US person is a US individual citizen or resident, a corporation organised under the laws of the United States, or any other legal person subject to US federal income tax on its worldwide income.

United Kingdom taxation on dividends
Under United Kingdom law, income tax is not withheld from dividends paid by United Kingdom companies. Shareholders, whether resident in the United Kingdom or not, receive the full amount of the dividend actually declared.

United States taxation on dividends
If you are a US person, the dividend up to the amount of our earnings and profits for United States Federal income tax purposes will be ordinary dividend income. Dividends received by an individual during taxable years before 2011 will be taxed at a maximum rate of 15%, provided the individual has held the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date, that PLC is a qualified foreign corporation and certain other conditions are satisfied. PLC is a qualified foreign corporation for this purpose. Dividends received by an individual for taxable years after 2010 will be subject to tax at ordinary income rates. The dividend is not eligible for the dividends received deduction allowable to corporations. The dividend is foreign source income for US foreign tax credit purposes.

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

you will generally not be liable to United Kingdom tax on any capital gains made on disposal of your shares.

Two exceptions are: if the shares are held in connection with a trade or business which is conducted in the United Kingdom through a branch or an agency; and if the shares are held by an individual who has left the UK for a period of non-residence of less than five tax years having been resident for at least four of the seven tax years prior to leaving the UK.

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

140	Unilever Annual Report on Form 20-F 2007

Back to Contents

Shareholder information continued

Shareholder information continued

Dividend record
Our interim ordinary dividends are normally announced in November and paid in December. Final ordinary dividends are normally proposed in February and, if approved by shareholders at the Annual General Meetings, paid in June.

The following tables show the dividends paid by NV and PLC for the last five years, expressed in terms of the revised share denominations which became effective from 22 May 2006. Dividends have been translated into US dollars at the exchange rates prevailing on the dates of declaration of the dividend with the exception of the proposed final dividend for 2007 (see below). Differences between the amounts ultimately received by US holders of NV and PLC shares are the result of changes in exchange rate between the equalisation of the dividends and the date of payment.

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

Final dividends for 2007 are payable on 19 June 2008, subject to approval at the AGMs. For purposes of illustration, the amounts payable in respect of NV New York Registry Shares and PLC ADRs have been translated in the table below at rates of exchange on 6 February 2008, which was the day before the date on which the proposed dividends were announced. The actual amounts payable in US dollars will be calculated by reference to the exchange rates on the day on which the dividends are approved (15 May 2008 in the case of NV and 14 May 2008 in the case of PLC).

The dividend timetable for 2008 is shown on page 144.

NV Dividends

		2007	2006	2005	2004	2003

Interim dividend per €0.16	(Euros)	0.2500	0.2300	0.2200	0.2100	0.1967
Final dividend per €0.16	(Euros)	–	0.4700	0.4400	0.4200	0.3833
Proposed final dividend per €0.16	(Euros)	0.5000	–	–	–	–
One-off dividend per €0.16	(Euros)	–	0.2600	–	–	–

Interim dividend per €0.16 (US Registry)	(US dollars)	0.3612	0.2934	0.2638	0.2685	0.2296
Final dividend per €0.16 (US Registry)	(US dollars)	–	0.6363	0.5613	0.5399	0.4545
Proposed final dividend per €0.16 (US Registry)	(US dollars)	0.7311	–	–	–	–
One-off dividend per €0.16 (US Registry)	(US dollars)	–	0.3316	–	–	–

PLC Dividends

		2007	2006	2005	2004	2003

Interim dividend per 3 1/9p	(Pounds)	0.1700	0.1562	0.1504	0.1407	0.1369
Final dividend per 3 1/9p	(Pounds)	–	0.3204	0.3009	0.2849	0.2649
Proposed final dividend per 3 1/9p	(Pounds)	0.3411	–	–	–	–
One-off dividend per 3 1/9p	(Pounds)	–	0.1766	–	–	–

Interim dividend per 3 1/9p (US Registry)	(US dollars)	0.3525	0.2983	0.2655	0.2586	0.2315
Final dividend per 3 1/9p (US Registry)	(US dollars)	–	0.6357	0.5583	0.5366	0.4694
Proposed final dividend per 3 1/9p (US Registry)	(US dollars)	0.6684	–	–	–	–
One-off dividend per 3 1/9p (US Registry)	(US dollars)	–	0.3372	–	–	–

Unilever Annual Report on Form 20-F 2007	141

Back to Contents

Shareholder information continued

Shareholder information (continued)

Glossary

The following is intended to provide a general guide to the meanings of various terms which may be used in this report.

Term used in this report	US equivalent or brief description

Accounts	Financial statements

Associate	A business which is not a subsidiary or a joint venture, but in which the Group has a shareholding and exercises significant influence

Called up share capital	Ordinary shares, issued and fully paid

Creditors	Accounts payable/Payables

Creditors: amounts due after more than one year	Long-term accounts payable

Creditors: amounts due within one year	Current accounts payable

Debtors	Accounts receivable/Receivables

Finance cost	Interest expense

Finance income	Interest income

Finance lease	Capital lease

Freehold	Ownership with absolute rights in perpetuity

Gearing	Leverage

Group, or consolidated, accounts	Consolidated financial statements

Joint venture	A business which is jointly controlled by the Group and one or more external partners

Nominal value	Par value

Operating margin	Operating profit expressed as a percentage of turnover

Operating profit	Net operating income

Profit	Income (or earnings)

Profit and loss account	Income statement

Profit attributable to ordinary shareholders	Net income attributable to ordinary stockholders

Profit retained	Retained earnings

Provisions	Liabilities other than debt and specific accounts payable

Reserves	Stockholders’ equity other than paid-up capital

Share capital	Capital stock or common stock

Share option	Stock option

Share premium account	Additional paid-in capital relating to proceeds of sale of stock in excess of par value or paid-in surplus

Shareholders’ equity	Stockholders’ equity

Shares in issue	Shares outstanding

Statement of recognised income and expense	Statement of comprehensive income

Turnover	Sales revenues

142	Unilever Annual Report on Form 20-F 2007

Back to Contents

Shareholder information continued

Shareholder information (continued)

Cross reference to Form 20-F

PART I

1	Identity of directors, senior management and advisers	n/a

2	Offer statistics and expected timetable	n/a

3	Key information
3 A	Selected financial data	109, 129-131, 141
3 B	Capitalisation and indebtedness	n/a
3 C	Reasons for the offer and use of proceeds	n/a
3 D	Risk factors	13-14, 97-101

4	Information on the company
4 A	History and development of the company	1, 6-12, 15-33, 113-114, 144-145
4 B	Business overview	6-12, 15-32, 77-80
4 C	Organisational structure	33, 132-133
4 D	Property, plant and equipment	10, 88-89

4 A	Unresolved staff comments	n/a

5	Operating and financial review and prospects
5 A	Operating results	15-32, 74, 97-101
5 B	Liquidity and capital resources	23-32, 66, 88, 92-102
5 C	Research and development, patents and licences, etc.	9-10, 15-22, 81
5 D	Trend information	3-5, 13-32
5 E	Off balance sheet arrangements	26, 97-101
5 F	Tabular disclosure of contractual obligations	25-26
5 G	Safe harbour	1, Inside back cover

6	Directors, senior management and employees
6 A	Directors and senior management	33-47
6 B	Compensation	49-61, 82, 103-107, 117-120
6 C	Board practices	3, 33-63
6 D	Employees	9
6 E	Share ownership	49-61, 117-119

7	Major shareholders and related party transactions
7 A	Major shareholders	42-43, 135
7 B	Related party transactions	8, 120
7 C	Interests of experts and counsel	n/a

8	Financial information
8 A	Consolidated statements and other financial information	10-12, 68-131, 141, 144
8 B	Significant changes	27, 121

9	The offer and listing
9 A	Offer and listing details	137-138
9 B	Plan of distribution	n/a
9 C	Markets	Inside front cover, 137-138
9 D	Selling shareholders	n/a
9 E	Dilution	n/a
9 F	Expenses of the issue	n/a
10	Additional information
10 A	Share capital	n/a
10 B	Memorandum and articles of association	33-47, 94, 109
10 C	Material contracts	24, 33, 40-41
10 D	Exchange controls	136
10 E	Taxation	139-140
10 F	Dividends and paying agents	n/a
10G	Statement by experts	n/a
10 H	Documents on display	145
10 I	Subsidiary information	n/a

11	Quantitative and qualitative disclosures about market risk	13-14, 92-102

12	Description of securities other than equity securities	n/a

PART II

13	Defaults, dividend arrearages and delinquencies	n/a

14	Material modifications to the rights of security holders and use of proceeds	n/a

15	Controls and procedures	66-68

16	Reserved
16 A	Audit Committee financial expert	37
16 B	Code of Ethics	33, 45
16 C	Principal accountant fees and services	62, 121
16 D	Exemptions from the Listing Standards for Audit Committees	n/a
16 E	Purchases of equity securities by the issuer and affiliated purchasers	136

PART III

17	Financial statements	n/a

18	Financial statements	68-128

19	Exhibits*

*	Filed with the United States Securities and Exchange Commission.

Unilever’s agent in the United States is Mr R Soiefer, Senior Vice-President, General Counsel and Secretary, Unilever United States, Inc., 700 Sylvan Avenue, Englewood Cliffs, NJ 07632.

Unilever Annual Report on Form 20-F 2007	143

Back to Contents

Shareholder information continued

Shareholder information (continued)

Financial calendar

Annual General Meetings

PLC	11:00 am 14 May 2008 London

NV	10:30 am 15 May 2008 Rotterdam

Announcements of results

First Quarter	8 May 2008	Third Quarter	30 October 2008
First Half Year	31 July 2008	Final for Year	5 February 2009

Final ordinary dividends for 2007
Announced 7 February 2008 and to be declared 14 May 2008 (PLC) and 15 May 2008 (NV).

	Ex-dividend	Record	Payment
	date	date	date

NV	19 May 2008	21 May 2008	19 June 2008
PLC	21 May 2008	23 May 2008	19 June 2008
NV – New York Registry Shares	19 May 2008	21 May 2008	19 June 2008
PLC – American Depositary Receipts	21 May 2008	23 May 2008	19 June 2008

Interim dividends for 2008
To be announced 30 October 2008.

	Ex-dividend	Record	Payment
	date	date	date

NV	5 November 2008	7 November 2008	3 December 2008
PLC	5 November 2008	7 November 2008	3 December 2008
NV – New York Registry Shares	5 November 2008	7 November 2008	3 December 2008
PLC – American Depositary Receipts	5 November 2008	7 November 2008	3 December 2008

Preferential dividends – NV

		Ex-dividend	Record	Payment
	Announced	date	date	date

4% Cumulative Preference	5 December 2008	8 December 2008	10 December 2008	2 January 2009
6% Cumulative Preference	5 September 2008	8 September 2008	10 September 2008	1 October 2008
7% Cumulative Preference	5 September 2008	8 September 2008	10 September 2008	1 October 2008

Contact details
Rotterdam		London

Unilever N.V.		Unilever PLC
Investor Relations Department		Investor Relations Department
Weena 455, PO Box 760		Unilever House
3000 DK Rotterdam		100 Victoria Embankment
The Netherlands		London EC4Y 0DY
United Kingdom

Telephone	+44 (0)20 7822 6830	Telephone	+44 (0)20 7822 6830
Telefax	+44 (0)20 7822 5754	Telefax	+ 44 (0)20 7822 5754

Any queries can also be sent to us electronically via www.unilever.com/contactus

144	Unilever Annual Report on Form 20-F 2007

Back to Contents

Shareholder information continued

Shareholder information continued

Website
Shareholders are encouraged to visit our website www.unilever.com which has a wealth of information about Unilever.

There is a section designed specifically for investors at www.unilever.com/investorcentre It includes detailed coverage of the Unilever share price, our quarterly and annual results, performance charts, financial news and investor relations speeches and presentations. It also includes conference and investor/analyst presentations.

You can also view this year’s and prior years’ Annual Review and Annual Report and Accounts documents at www.unilever.com/investorcentre

PLC shareholders can elect not to receive paper copies of the Annual Review, the Annual Report and Accounts and other shareholder documents by registering at www.unilever.com/shareholderservices if they prefer to view these on our website.

Share registration

The Netherlands
N.V. Algemeen Nederlands
Trustkantoor ANT
Claude Debussylaan 24
1082 MD Amsterdam

Telephone	+31 (0)20 522 2555
Telefax	+31 (0)20 522 2500
Website	www.ant-trust.nl/
Email	registers@ant-trust.nl

UK
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZY

Telephone	+44 (0)870 600 3977
Telefax	+44 (0)870 703 6119
Website	www.unilever.com/shareholderservices
Email	web-queries@computershare.co.uk

USA
Citibank Shareholder Services
PO Box 43077
Providence RI 02940-3077

Toll free phone (inside US)	888 502 6356
Toll phone (outside US)	+1 781 575 455
Website	www.citibank.com/adr
Email	citibank@shareholders-online.com

Publications
Copies of the following publications can be accessed directly or ordered through www.unilever.com/investorcentre or www.unilever.nl/onsbedrijf/beleggers

Unilever Annual Review 2007
Including Summary Financial Statement. Available in English or Dutch, with financial information in euros, pounds sterling and US dollars.

Unilever Annual Report and Accounts 2007
Available in English or Dutch, with figures in euros. It forms the basis for the Form 20-F that is filed with the United States Securities and Exchange Commission.

Quarterly Results Announcements
Available in English or Dutch, with figures in euros; supplements in English, with pounds sterling or US dollar figures, are also available.

Unilever Annual Report on Form 20-F
Filed with the SEC at www.sec.gov Printed copies are available, free of charge, upon request to Unilever PLC, Investor Relations Department, Unilever House, 100 Victoria Embankment, London EC4Y 0DY United Kingdom.

Documents on display in the United States
Unilever files and furnishes reports and information with the United States SEC. Such reports and information can be inspected and copied at the SEC’s public reference facilities in Washington DC, Chicago and New York. Certain of our reports and other information that we file or furnish to the SEC are also available to the public over the internet on the SEC’s website at www.sec.gov

Unilever Annual Report on Form 20-F 2007	145

Back to Contents

Shareholder information continued

Index

Accounting policies	1, 27-28, 72-76
Acquisitions	24, 73, 113
Advertising and promotion	28
Americas, The	16-18, 77-79
Annual General Meetings	39, 144
Asia Africa	18-19, 77-79
Associates	90, 120
Audit Committee	37, 62
Auditors	62, 68, 121
Balance sheet	25, 70
Biographical details	46-47
Biological assets	90
Board committees	37-38
Board remuneration	49-61
Boards	33
Brands	8-9, 21
Capital expenditure	78, 80, 88-89
Cash	74, 93
Cash flow	26, 71, 116
Categories	8-9
Chairman	3, 35
Commitments	112
Competition	8
Contingent liabilities	112
Corporate governance	33-47
Corporate responsibility	12
Corporate Responsibility and Reputation Committee	38, 63
Deferred tax	28, 91
Depreciation	78, 90-91
Directors’ responsibilities	66
Discontinued operations	114-115
Disposals	24, 113-114
Distribution	8
Diversity	9-10
Dividends	25, 86, 141, 144
Earnings per share	41, 69, 85
Employees	9
Equalisation Agreement	40-41
Equity	108
Europe	15-16, 77-79
Exchange rates	1, 23, 72, 131
Executive Directors	35-36, 46, 51-58
Exports	8
Finance and liquidity	26
Finance costs and income	82
Financial calendar	144
Financial instruments	28, 73-74, 97-101
Financial liabilities	74, 94-96
Financial Review	23-32
Foods	8, 20-22
Functions	8
Goodwill	27-28, 73, 86-87
Gross profit	81
Group Chief Executive	4-5, 35
Group structure	1
Guarantor statements	123-128
Home and Personal Care	8, 20-22
Home care	8, 79-80
Ice cream and beverages	9, 79-80
Impairment	86-87
Income statement	69
Information technology	10
Innovation	20-22
Intangible assets	27-28, 73, 86-87
Intellectual property	10
Internal and disclosure controls	66
International Financial Reporting Standards (IFRS)	1, 72
Inventories	74, 91
Joint ventures	90, 120
Key management	120
Key performance indicators	6-7
Laws and regulation	10
Leases	75, 112
Legal proceedings	10-12
Market capitalisation	25
Net debt	32
Nomination Committee	37, 48
Non-Executive Directors	36, 46, 59-60
Non-GAAP measures	29, 32
Off-balance sheet arrangements	26
Operating costs	81
Operating profit	77-80
Operating Review	15-22
Payables	102
Pensions and similar obligations	27, 28, 74, 103-107
Personal care	8, 79-80
Post balance sheet events	27, 121
Preference shares and dividends	94, 144
Principal group companies	132-133
Property, plant and equipment	10, 73, 88-89
Provisions	28, 75, 102
Receivables	92
Regions	7, 15-19
Related party transactions	8, 120
Remuneration Committee	37, 49-61
Research and development	20-21
Reserves	110
Restructuring	81, 102
Retained profit	111
Return on invested capital (ROIC)	29, 31
Revenue recognition	75
Risk management	13-14, 62, 97
Sarbanes-Oxley	67
Savoury, dressings and spreads	8, 79-80
Seasonality	8
Segment information	75, 77-80
Selected financial data	129-131
Share-based payments	75, 117-119
Share capital	41-42, 109
Shareholders	38-40, 135-136
Share prices	138
Share registration	145
Staff costs	82
Statement of recognised income and expense	69
Strategy	6
Taxation	76, 83-84
Total shareholder return (TSR)	29, 32
Treasury	26-27
Turnover	77-80
Unilever Executive (UEx)	47
Unilever Foodsolutions	9
Underlying sales growth (USG)	29, 32
Ungeared free cash flow (UFCF)	29, 30
US GAAP	122-128
Ventures	9
Voting	39
Website	145

146	Unilever Annual Report on Form 20-F 2007

Back to Contents

Cautionary statement
This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘expects’, ‘anticipates’, ‘intends’ or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report and Accounts on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

This document does not comply with US GAAP and should not therefore be relied upon by readers as such. In addition, a printed copy of the Annual Report on Form 20-F is available, free of charge, upon request to Unilever PLC, Investor Relations Department, Unilever House, 100 Victoria Embankment, London EC4Y 0DY, United Kingdom.

Designed and produced by Unilever Communications
in conjunction with Addison Corporate Marketing
Typeset by Pauffley, London
Printed by St Ives Westerham Press Ltd. ISO 14001: 2004,
FSC certified and CarbonNeutral

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
Unilever House
100 Victoria Embankment
London EC4Y 0DY
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

Unilever PLC.
(Registrant)

/s/ S.H.M.A. Dumoulin

(Signature)
S.H.M.A. DUMOULIN,
Group Secretary

Date: 26 March, 2008

Back to Contents

UNILEVER PLC – 20-F EXHIBIT LIST
Item 19. Exhibits

Exhibit Number	Description of Exhibit

1.1	Memorandum and Articles of Association of Unilever PLC, as amended
2.1	Indenture dated as of August 1, 2000, among Unilever Capital Corporation, Unilever N.V., Unilever PLC, Unilever United States, Inc. and The Bank of New York, as Trustee, relating to Guaranteed Debt Securities [1]
2.2	Trust Deed dated as of July 22, 1994, among Unilever N.V., Unilever PLC, Unilever Capital Corporation, Unilever United States, Inc. and The Law Debenture Trust Corporation p.l.c., relating to Guaranteed Debt Securities [2]
4.1	Equalisation Agreement between Unilever N.V. and Unilever PLC [3]
4.2	Service Contracts of the Executive Directors of Unilever PLC [4]
4.3	Letters regarding compensation of Executive Directors of Unilever PLC
4.4	Unilever North America 2002 Omnibus Equity Compensation Plan [5]
4.5	The Unilever PLC International 1997 Executive Share Option Scheme [6]
4.6	The Unilever Long Term Incentive Plan [7]
4.7	Global Share Incentive Plan 2007
7.1	Computation of Ratio of earnings to fixed charges and Return on invested capital [8]
8.1	List of Subsidiaries [9]
10.1	Consent of PricewaterhouseCoopers Accountants N.V. and PricewaterhouseCoopers LLP
12.1	Certifications of the Group Chief Executive and Financial Director/Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certifications of the Group Chief Executive and Financial Director/Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

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

1	Incorporated by reference to the Form 6-K furnished to the SEC on October 23, 2000.
2	Incorporated by reference to Exhibit 2.2 of Form 20-F filed with the SEC on March 28, 2002.
3	Incorporated by reference to Exhibit 2.2 of Form 20-F filed with the SEC on March 26, 2007.
4	Incorporated by reference to Exhibit 4.2 of Form 20-F filed with the SEC on March 29, 2006.
5	Incorporated by reference to Exhibit 99.1 of Form S-8 filed with the SEC on February 27, 2003.
6	Incorporated by reference to Exhibit 4.5 of Form 20-F filed with the SEC on March 28, 2002.
7	Incorporated by reference to Exhibit 4.7 of Form 20-F filed with the SEC on March 28, 2002.
8	The required information is set forth on page 129 of the Annual Report and Accounts on Form 20-F.
9	The required information is set forth on pages 132 to 133 of the Annual Report and Accounts on Form 20-F.