Form 20-F
period 2009-12-31
UNILEVER PLC
filed 2010-03-05
CIK 217410

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009
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
S. G. Williams, Group Secretary
Tel: +44(0)2078226991, Fax: +44(0)2078226108
Unilever House, 100 Victoria Embankment, London EC4Y 0DY UK
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
Yes ☑     No ☐
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐      No ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large Accelerated filer ☑     Accelerated filer ☐     Non-accelerated filer ☐
     Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐
If ‘Other’ has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐     Item 18 ☐
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
Yes ☐     No ☑

Cautionary statement
This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘expects’, ‘anticipates’, ‘intends’, ‘believes’ or the negative of these terms and other similar expressions of future performance or results, including any financial objectives, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.
Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritisation of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the 20-F Report and the Annual Report & Accounts 2009. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Form 20-F

Unilever Annual Report on Form 20-F 2009

Form 20-F
References set forth below are to certain references that include pages incorporated therein, including any page references incorporated in the incorporated material, unless specifically noted otherwise.
The following pages and sections of the Group’s Annual Report and Accounts 2009, regardless of their inclusion in any cross-reference below, are hereby specifically excluded and are not incorporated by reference into this report on Form 20-F: Page 1, “Operational Highlights” on pages 2 and 3, pages 4 to 8, pages 10 to 21, “Principal risk factors” on pages 30 to 34, pages 64 to 66, “Additional Statutory Disclosures” on Page 73, and pages 133 to 143.
This 20-F Report and the Group’s Annual Report and Accounts 2009 (furnished separately on 5 March 2010 under Form 6-K) contain certain measures that are not defined under IFRS. We report underlying sales growth (abbreviated to ‘USG’ or ‘growth’) at constant exchange rates, excluding the effects of acquisitions and disposals. Turnover includes the impact of exchange rates, acquisitions and disposals. Unilever uses ‘constant rate’ and ‘underlying’ measures primarily for internal performance analysis and targeting purposes. We also comment on trends in underlying operating margins (meaning before the impact of restructuring, disposals, and other one-off items, which we collectively term RDIs) and use the movements in Ungeared Free Cash Flow and Return On Invested Capital to measure progress against our longer-term value creation goals. We may also discuss net debt, for which we provide an analysis in the notes to the financial statements. Unilever believes that such measures provide additional information for shareholders on underlying business performance trends. Such measures are not intended to be a substitute for GAAP measures of turnover, operating profit, EPS and cash flow. Further information about certain of these measures is available under the heading “Financial Review 2009” on pages 44 to 46 of the Group’s Annual Report and Accounts 2009.
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
The two parent companies, NV and PLC, together with their group companies, operate as a single economic entity (the Unilever Group, also referred to as “Unilever” or “the Group”). NV and PLC and their group companies constitute a single reporting entity for the purposes of presenting consolidated accounts. Accordingly, the accounts of the Unilever Group are presented by both NV and PLC as their respective consolidated accounts.
This document contains references to our website. Information on our website or any other website referenced in this document is not incorporated into this document and should not be considered part of this document. We have included any website as an inactive textual reference only.
Item 1 – Identity of Directors, Senior Management and Advisers
Not applicable.
Item 2 – Offer Statistics and Expected Timetable
Not applicable.
Item 3 – Key Information
A. Selected financial data
The information set forth under the heading “Unilever Group – Financial record” on pages 129 and 130 of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference.
Dividends
The information set forth under the headings “Dividend record” on page 130 and “Financial calendar” on page 146 of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference.

2 Unilever Annual Report on Form 20-F 2009

Exchange rates
Unilever reports its financial results and balance sheet position in euros. Other currencies which may significantly impact our financial statements are sterling and US dollars. Average and year-end exchange rates for these two currencies for the last five years are given below.

Year end	2009	2008	2007	2006	2005

€1 = US $	1.433	1.417	1.471	1.317	1.184
€1 = £	0.888	0.977	0.734	0.671	0.686
Average
€1 = US $	1.388	1.468	1.364	1.254	1.244
€1 = £	0.891	0.788	0.682	0.682	0.684

On 1 March 2010 the exchange rates between euros and US dollars and between euros and sterling as published in the Financial Times in London were as follows: €1.00 = US $1.348 and €1.00 = £0.902.
Noon Buying Rates in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York were as follows:

Year end	2009	2008	2007	2006	2005

€1 = US $	1.433	1.392	1.460	1.320	1.184
Average
€1 = US $	1.394	1.473	1.371	1.256	1.245
High
€1 = US $	1.510	1.601	1.486	1.333	1.348
Low
€1 = US $	1.255	1.245	1.290	1.186	1.167

High and low exchange rate values for each of the last six months:

	September	October	November	December	January	February
	2009	2009	2009	2009	2010	2010

High
€1 = US $	1.479	1.503	1.509	1.510	1.454	1.3955
Low
€1 = US $	1.424	1.453	1.466	1.424	1.387	1.3476

Share capital
The information set forth under the heading “Note 22 Share capital” on page 119 of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference.
B. Capitalisation and indebtedness
Not applicable
C. Reasons for the offer and use of proceeds
Not applicable

Unilever Annual Report on Form 20-F 2009 3

Form 20-F
D. Risk factors
The information set forth under the heading “Note 15 Financial instruments and treasury risk management” on pages 104 to 110 of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference.
Risk factors
Risks and uncertainties that could cause actual results to vary from those described in this document, or that could impact on our future performance or our ability to meet our published targets, are identified below. This list is not intended to be exhaustive and there may be other risks and uncertainties that are not mentioned below that could impact our future performance or our ability to meet published targets. The risks and uncertainties discussed below should be read in conjunction with the Group’s consolidated financial statements and related notes and the portions of the Report of the Directors that are incorporated by reference from the Group’s Annual Report and Accounts 2009 (furnished separately on 5 March 2010 on Form 6-K) and other information included in or incorporated by reference in this Report on Form 20-F.

Principal risks	Description of risk

Economic

Economic slowdown could adversely impact the markets in which we operate by reducing the ability of consumers to buy our products. If we are unable to respond to changing consumer demand our cashflow, turnover, profits, profit margins and the carrying value of our brands could be adversely affected.

Unilever’s business is dependent on continuing consumer demand for our brands. Reduced consumer wealth driven by adverse economic conditions may result in our consumers becoming unwilling or unable to purchase our products, which could adversely affect our cash flow, turnover, profits and profit margins. For example, in 2008 the economic downturn adversely impacted our business by reducing the demand for some of our products. In addition we have a large number of global brands, some of which have a significant carrying value as intangible assets: adverse economic conditions may reduce the value of those brands which could require us to impair their balance sheet value.

During economic downturns access to credit could be constrained: this happened in 2008 and 2009. This could impact the viability of our suppliers and customers and could temporarily inhibit the flow of day-to-day cash transactions with suppliers and customers via the banks.

Adverse economic conditions may affect one or more countries within a region, or may extend globally. The impact on our overall portfolio will depend on the severity of the economic slowdown, the mix of countries affected and any government response to reduce the impact such as fiscal stimulus, changes to taxation and measures to minimise unemployment.

Markets
Unilever operates globally in competitive markets where the activities of other multinational companies, local and regional companies and customers which have a significant private label business may adversely affect our market shares, cash flow, turnover, profits and/or profit margins.

49% of Unilever’s turnover in 2009 came from D&E markets including Brazil, India, Indonesia, Turkey, South Africa, China, Mexico and Russia. These markets are typically more volatile than developed markets, so we are continually exposed to changing economic, political and social developments outside our control, any of which could adversely affect our business. Failure to understand and respond effectively to local market developments could put at risk our cash flow, turnover, profit and/or profit margins.

Unilever operates globally in competitive markets where the activities of competitors may adversely impact our market shares and therefore place our cashflow, turnover, profits and/or profit margins under pressure. Further, we derive significant revenues from Developing & Emerging (D&E) markets which are typically more volatile than developed markets. Social, political and/or economic developments could adversely impact our business.

Principal risks	Description of risk

Brand

Unilever is a branded goods business and our success is dependent on producing superior innovations that meet the needs of our consumers. Failure to achieve this could damage our reputation and hence our growth prospects and future profitability.

Unilever’s vision is to help people feel good, look good and get more out of life with brands and services that are good for them and good for others. This is achieved by designing and delivering superior branded products/services at relevant price points to consumers across the globe. Failure to provide sufficient funding to develop new products, lack of technical capability in the R&D function, lack of prioritisation of projects and/or failure by operating management to successfully and quickly roll out the products may adversely impact our cash flow, turnover, profit and/or profit margins and may impact our reputation.

4 Unilever Annual Report on Form 20-F 2009

Customer

Increasing competitive pressure from and consolidation of customers could adversely impact our cashflow, turnover, profits and/or profit margins.
Maintaining successful relationships with our customers is key to ensuring our brands are successfully presented to our consumers and are available for purchase at all times. Any breakdown in the relationships with customers could reduce the availability to our consumers of existing products and new product launches and therefore impact our cash flow, turnover, profits and/or profit margins.

The retail industry continues to consolidate in many of our markets. Further consolidation and the continuing growth of discounters could increase the competitive retail environment by increasing customers’ purchasing power, increasing the demand for competitive promotions and price discounts, increase cross-border sourcing to take advantage of pricing arbitrage and thus adversely impact our cash flow, turnover, profits and/or profit margins. Increased competition between retailers could place pressure on retailer margins and increase the counterparty risk to Unilever.

Financial/Treasury

Our global operations expose us to changes in liquidity, interest rates, currency exchange rates, pensions and taxation, which may have a negative impact on our business.
As a global organisation Unilever’s asset values, earnings and cashflows are influenced by a wide variety of currencies, interest rates, tax jurisdictions and differing taxes. If we are unable to manage our exposures to any one, or a combination, of these factors, this could adversely impact our cash flow, profits and/or profit margins. A material and significant shortfall in net cash flow could undermine Unilever’s credit rating, impair investor confidence and hinder our ability to raise funds, whether through access to credit markets, commercial paper programmes, long-term bond issuances or otherwise. In times of financial market volatility, we are also potentially exposed to counterparty risks with banks.

We are exposed to market interest rate fluctuations on our floating rate debt. Increases in benchmark interest rates could increase the interest cost of our floating rate debt and increase the cost of future borrowings. Our inability to manage the interest cost effectively could have an adverse impact on our cash flow, profits and/or profit margins.

Because of the breadth of our international operations we are subject to risks from changes to the relative value of currencies which can fluctuate widely and could have a significant impact on our assets, cash flow, turnover, profits and/or profit margins. Further, because Unilever consolidates its financial statements in euros it is subject to exchange risks associated with the translation of the underlying net assets of its foreign subsidiaries. We are also subject to the imposition of exchange controls by individual countries which could limit our ability to import materials paid by foreign currency or to remit dividends to the parent company.

Certain businesses have defined benefit pension plans, most now closed to new employees, which are exposed to movements in interest rates, fluctuating values of underlying investments and increased life expectancy. Changes in any or all of these inputs could potentially increase the cost to Unilever of funding the schemes and therefore have an adverse impact on profitability and cash flow.

In view of the current economic climate and deteriorating government deficit positions, tax legislation in the countries in which we operate may be subject to change, which may have an adverse impact on our profits.

Principal risks	Description of risk

Consumer and environmental safety

Our industry is subject to focus on social and environmental issues, including sustainable development, product safety and renewable sources. If we fail to meet applicable standards or expectations with respect to these issues, our reputation could be damaged and our business adversely affected.

Unilever has developed a strong corporate reputation over many years for its focus on social and environmental issues, including promoting sustainable development and utilisation of renewable resources. The Unilever brand logo, now displayed on all our products and advertising, increases our external exposure. Should we fail to meet high product safety, social, environmental and ethical standards across all our products and in all our operations and activities it could impact our reputation, leading to the rejection of products by consumers, damage to our brands including growth and profitability, and diversion of management time into rebuilding our reputation.

We aim to grow our business while reducing our environmental impact. The environmental measures that we regard as most significant are those relating to the amounts of CO2 from energy that we use, the water we consume as part of our production processes and the amount of waste that we generate for disposal. Failure to design products with a lower environmental footprint could damage our reputation and hence long-term cash flow, turnover, profits and/or profit margins.

Unilever Annual Report on Form 20-F 2009 5

Form 20-F

Operations

Our input costs are subject to fluctuation and we are reliant on efficient suppliers and regional/global supply chains to produce and deliver our products to our customers.
Our ability to make products is dependent on securing timely and cost-effective supplies of production materials, some of which are globally traded commodities. The price of commodities and other key materials, labour, warehousing and distribution fluctuates according to global economic conditions, which can have a significant impact on our product costs. For example, in 2008 we saw unprecedented increases in many of our commodity costs, including edible oils and crude oil. If we are unable to increase prices to compensate for higher input costs, this could reduce our cash flow, profits and/or profit margins. If we increase prices more than our competitors, this could undermine our competitiveness and hence market shares.

Further, two-thirds of the raw materials that we buy come from agriculture. Changing weather patterns, water scarcity and unsustainable farming practices threaten the long-term viability of agricultural production. A reduction in agricultural production may limit our ability to manufacture products in the long term.

We are dependent on regional and global supply chains for the supply of raw materials and services and for the manufacture, distribution and delivery of our products. We may be unable to respond to adverse events occurring in any part of this supply chain such as changes in local legal and regulatory schemes, labour shortages and disruptions, environmental and industrial accidents, bankruptcy of a key supplier or failure to deliver supplies on time and in full, which could impact our ability to deliver orders to our customers. Any of the foregoing could adversely impact our cash flow, turnover, profits and/or profit margins and harm our reputation and our brands.

People and talent

Our success depends on attracting, developing and retaining talented people within our business. Any shortfall in recruitment or retention could adversely affect our ability to deliver our strategy and compete in our markets.

Attracting, developing and retaining talented employees is essential to the delivery of our strategy. If we fail to determine the appropriate mix of skills required to implement our strategy and subsequently fail to recruit or develop the right number of appropriately qualified people, or if there are high levels of staff turnover, this could adversely affect our ability to operate successfully, and hence grow our business and effectively compete in the marketplace.

Legal and regulatory

Unilever is subject to many local, regional and global jurisdictions. Failure to comply with local laws and regulatory regimes could expose Unilever to litigation, penalties, fines and/or imprisonment of its executives.

Unilever is subject to local, regional and global rules, laws and regulations, covering such diverse areas as product safety, product claims, trademarks, copyright, patents, employee health and safety, the environment, corporate governance, listing and disclosure, employment and taxes. Important regulatory bodies in respect of our business include the European Commission and the US Food and Drug Administration. Failure to comply with laws and regulations could leave Unilever open to civil and/or criminal legal challenge and, if upheld, fines or imprisonment imposed on us or our employees. Further, our reputation could be significantly damaged by adverse publicity relating to such a breach of laws or regulations and such damage could extend beyond a single geography.

Principal risks	Description of risk

Restructuring and change management

Ongoing restructuring initiatives involve significant changes to our organisation. If we are unable to successfully implement these changes in a timely manner, we may not realise the expected benefits from the restructuring.

In recent years Unilever has launched global and regional restructuring programmes to help simplify our organisational structure, leverage common platforms, realise benefits from our regional and global scale and outsource business processes. Implementation of such programmes requires significant effort and attention from management and employees to complete to the agreed timescale and realise the anticipated benefits. In the event that we are unable to successfully implement these changes in a timely manner or at all, or effectively manage third-party relationships and/or outsourced processes, we may not be able to realise some or all of the anticipated expense reductions. In addition, because some of the restructuring changes involve important functions, any disruption could harm the operations of our business, our reputation and/or relationship with our employees.

Other risks (Four)
Unilever is exposed to varying degrees of risk and uncertainty related to other factors including physical risks, legislative, environmental, fiscal, tax and regulatory developments, legal matters, insurance and resolution of such pending matters within current estimates, our ability to integrate acquisitions and complete planned divestitures, terrorism and economic, political and social conditions in the environments where we operate and new or changed priorities of the Boards. All these risks could materially affect the Group’s business, our turnover, operating profits, net profits, net assets and liquidity. There may be risks which are unknown to Unilever or which are currently believed to be immaterial.

6 Unilever Annual Report on Form 20-F 2009

Item 4 – Information on the Company
A. History and development of the Company
The information set forth under the following headings of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference:
•	“The Unilever Group” on page 2;

•	“Our business” on pages 25 to 29;

•	“Financial Review 2009” on pages 37 to 46;

•	“Financial Review 2008” on pages 47 to 49;

•	“The Unilever Group” on page 50;

•	“Note 26 Acquisitions and disposals” on pages 123 and 124; and

•	“Shareholder information” on pages 144 to 147.
B. Business overview
The information set forth under the following headings of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference:
•	“Our business” on page 25;

•	“Our brands” on pages 27 and 28;

•	“Operating environment” (paragraphs 4, 5 and 6 only) on page 27;

•	“Intellectual property” and “Laws and regulation” on page 29; and

•	“Note 2 Segment information” on pages 87 to 88.
C. Organisational structure
The information set forth under the following headings of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference:
•	“The Unilever Group” on page 2;

•	“Organisation” on page 26 and 27; and

•	“Principal group companies and non-current investments” on page 131 and 132.
D. Property, plant and equipment
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
The information set forth under the following headings of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference:
•	“Note 10 Property, plant and equipment” on pages 95 and 96; and

•	“Principal group companies and non-current investments” on pages 131 and 132.
Item 4A – Unresolved Staff Comments
Not applicable.
Item 5 – Operating and Financial Review and Prospects
A. Operating results
The information set forth under the following headings of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference:
•	“Key indicators 2009 – Performance and portfolio” (first table and first second and third paragraphs) on page 25;

•	“Outlook” on page 30;

•	“Financial Review 2009” and “Financial Review 2008” on pages 37 to 49; and

•	“Currency risks” on page 104.

Unilever Annual Report on Form 20-F 2009 7

Form 20-F
B. Liquidity and capital resources
(i) Information regarding the Group’s liquidity
The information set forth under the following headings of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference:
•	“Finance and liquidity” and “Treasury” on pages 39 and 40;

•	“Liquidity management” on page 104;

•	“Liquidity risk” on pages 105 and 106;

•	“Capital management” on pages 109 and 110;

•	“Going concern” on page 76;

•	“Cash flow” on page 41;

•	“Consolidated cash flow statement” on page 82;

•	“Note 28 Reconciliation of net profit to cash flow from operating activities” on page 126; and

•	“Note 14 Financial assets and liabilities” on pages 99 to 103.
(ii) Information regarding the type of financial instruments used, the maturity profile of debt, currency and interest rate structure
The information set forth under the following headings of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference:
•	“Note 14 Financial assets and liabilities” on pages 99 to 103; and

•	“Note 15 Financial instruments and treasury risk management” on pages 104 to 110.
(iii) Information regarding the Group’s material commitments for capital expenditure
The information set forth under the following headings of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference:
•	“Note 25 Commitments and contingent liabilities” on pages 121 to 122; and

•	“Note 10 Property, plant and equipment” on pages 95 and 96.
C. Research and development, patent and licences, etc
The information set forth under the heading “Bigger better faster innovations” on page 9 and “Note 3 Gross profit and operating cost” (first table) on page 89 of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference.
D. Trend information
Please refer also to Item 3D “Risk Factors” on pages 4 to 6 of this report
The information set forth under the following headings of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference:
•	“Outlook” on page 30;

•	“Financial Review 2009” on pages 37 to 46; and

•	“Financial Review 2008” on pages 47 to 49.
E. Off-balance sheet arrangements
The information set forth under the following headings of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference:
•	“Off-balance sheet arrangements” on page 41;

•	“Note 15 Financial instruments and treasury risk management” on pages 104 to 110; and
•	“Note 25 Commitments and Contingent liabilities” (last two paragraphs only) on page 121.
F. Tabular disclosure of contractual obligations
The information set forth under the heading “Contractual obligations at 31 December 2009” on page 41 of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference.
G. Safe harbour
This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘expects’, ‘anticipates’, ‘intends’, ‘believes’ or the negative of these terms and other similar expressions of future performance or results, including any financial objectives, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance.
Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, economic slowdown, industry consolidation, access to credit markets, recruitment levels, reputational risks, commodity prices, continued availability of raw materials, prioritisation of projects, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, consumer demands, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, the ability to complete planned restructuring activities, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the 20-F Report and the Annual Report and Accounts 2009. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

8 Unilever Annual Report on Form 20-F 2009

Item 6 – Directors, Senior Management and Employees
A. Directors and senior management
(i) Name, experience and functions
The information set forth under the following headings of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference:
•	“Unilever Executive” on page 24, “Board of Directors” on pages 22 and 23; and “Chairman and Chief Executive Officer”, “Executive Directors”, “Non-Executive Directors” and “Committees” on pages 52 to 54.
(ii) Activities outside the issuing company
The information set forth under the headings “Board of Directors” on pages 22 and 23, “Unilever Executive” on page 24 and “Executive Directors – Outside Appointments” on page 52 of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference.
(iii) Age
The information set forth under the headings “Board of Directors” on pages 22 and 23 and “Unilever Executive” on page 24 of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference.
(iv) Family relationship
The information set forth under the heading “Executive Directors” (paragraph 5) on page 52 of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference.
(v) Other arrangements
The information set forth under the following headings of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference:
•	“Executive Directors” (paragraph 5) on page 52; and

•	“Non-Executive Directors – Independence” (paragraph 6) on page 53.
B. Compensation
The information set forth under the following headings of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference:
•	“Executive Directors” on page 67;

•	“The supporting policies” on page 68;

•	“Our remuneration practices” on pages 69 and 70;

•	“Directors’ Remuneration Report” on page 70;

•	“Executive Directors’ remuneration in 2009” on pages 71 to 72;

•	“Non-Executive Director’s” on page 73;

•	“Note 29 Share-based compensation plans” on pages 126 to 127;

•	“Note 4 Staff and management costs – Key management compensation” on page 90; and

•	“Note 19 Pension and similar obligations” on pages 113 to 117.
C. Board practices
The information set forth under the following headings of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference:
•	“Board of Directors” on pages 22 to 23;

•	“Appointment of Directors” on page 50;

•	“Executive Directors” (paragraphs 2 and 3) on page 52;

•	“Non-Executive Directors” on pages 52 and 53;

•	“Committees” on pages 53 and 54;

•	“Report of the Audit Committee” on page 63; and

•	“Directors’ Remuneration Report” on pages 67 to 70.
D. Employees
The information set forth under the following headings of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference:
•	“Note 4 Staff and management costs – Average number of employees during the year” on page 90; and

•	“Our employees” on page 28.
We believe our relationship with our employees and any labour unions of which they may be part is satisfactory in all material respects.
E. Share ownership
The information set forth under the following headings of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference:
•	“Directors’ Remuneration Report” on page 70;
•	“Executive Directors’ remuneration in 2009” on pages 71 to 72;

•	“Non-Executive Directors” on page 73; and

•	“Note 29 Share-based compensation plans” on pages 126 and 127.

Unilever Annual Report on Form 20-F 2009 9

Form 20-F
Item 7 – Major Shareholders and Related Party Transactions
A. Major shareholders
The information set forth under the following headings of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference:
•	“Foundation Unilever NV Trust office” and “Margarine Union (1930) Limited” on pages 58 and 59; and

•	“Analysis of shareholding” on pages 144 and 145.
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
At 1 March 2010 there were 5,844 registered holders of NV New York Registry Shares and 879 registered holders of PLC American Depositary Receipts in the United States. We estimate that approximately 15% of NV’s ordinary shares were held in the United States (approximately 17% in 2008), while most holders of PLC ordinary shares are registered in the United Kingdom – approximately 99% in 2009 and in 2008.
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
The information set forth under the heading “Equalisation Agreement” on pages 56 and 57 of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference.
B. Related party transactions
The information set forth under the heading “Note 30 – Related party transactions” on page 128 of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference.
Transactions with related parties are conducted in accordance with agreed transfer pricing policies and include sales to joint ventures and associates. Other than those disclosed in the Group’s Annual Report and Accounts (and incorporated herein as above), there were no related party transactions that were material to the Group or to the related parties concerned that are required to be reported in 2009 or the two preceding years.
C. Interest of experts and counsel
Not applicable.
Item 8 – Financial Information
A. Consolidated statements and other financial information
Please refer also to Item 18 “Financial Statements” on pages 17-25 of this report.

The information set forth under the following headings of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference:
•	“Financial statements” on page 76 and pages 79 to 128 (excluding Note 31 on page 128);

•	“Legal proceedings” on pages 29 and 122; and

•	“Dividend record” on page 130 and “Financial calendar” on page 146.
B. Significant changes
The information set forth in note 32 on page 128 of the Group’s Annual Report and Accounts furnished separately on 5 March 2010 under Form 6-K is incorporated by reference.

10 Unilever Annual Report on Form 20-F 2009

Item 9 – The Offer and Listing
A. Offer and listing details
Please refer to information given above under Item 7A “Major shareholders”.
Share prices at 31 December 2009
The share price of the ordinary shares at the end of the year were as follows:

NV per €0.16 ordinary share in Amsterdam	€22.75

NV per €0.16 ordinary share in New York	$32.33

PLC per 3 1/9 ordinary share in London	£19.94

PLC per 3 1/9 ordinary share in New York	$31.90

Monthly high and low prices for the most recent six months:

		September 2009	October 2009	November 2009	December 2009	January 2010	February 2010

NV per €0.16 ordinary share in Amsterdam (in €)	High	19.69	21.39	21.61	22.88	22.94	22.79
	Low	18.80	19.33	20.37	21.09	21.81	20.97

NV per €0.16 ordinary share in New York (in US $)	High	28.86	31.20	32.11	32.80	32.93	31.41
	Low	27.00	28.36	30.47	31.03	30.58	28.98

PLC per 3 1/9 ordinary share in London (in £)	High	17.78	18.72	18.44	20.15	19.95	19.47
	Low	16.21	17.60	17.75	18.21	18.91	18.18

PLC per 3 1/9 ordinary share in New York (in US $)	High	28.68	30.68	31.01	32.19	32.31	31.21
	Low	26.71	28.29	29.53	29.78	30.52	28.84

Quarterly high and low prices for 2009 and 2008

			2009	1st	2nd	3rd	4th

NV per €0.16 ordinary share in Amsterdam (in €)			High	18.11	17.97	19.88	22.88
			Low	13.59	14.42	17.13	19.33

NV per €0.16 ordinary share in New York (in US $)			High	25.16	25.19	28.86	32.80
			Low	17.04	18.70	23.93	28.36

PLC per 3 1/9 ordinary share in London (in £)			High	16.69	15.33	17.78	20.15
			Low	12.30	12.68	14.27	17.60

PLC per 3 1/9 ordinary share in New York (in US $)			High	24.06	24.88	28.68	32.19
			Low	17.04	18.36	23.26	28.29

			2008	1st	2nd	3rd	4th

NV per €0.16 ordinary share in Amsterdam (in €)			High	25.61	22.30	20.85	20.55
			Low	19.86	17.60	17.10	16.20

NV per €0.16 ordinary share in New York (in US $)			High	37.18	34.53	30.37	28.77
			Low	29.94	27.90	26.81	21.27

PLC per 3 1/9 ordinary share in London (in £)			High	19.47	17.86	16.30	16.01
			Low	15.16	13.85	13.35	12.49

PLC per 3 1/9 ordinary share in New York (in US $)			High	38.02	34.89	30.21	28.35
			Low	29.90	27.71	26.15	20.22

Annual high and low prices

		2009	2008	2007	2006	2005

NV per €0.16 ordinary share in Amsterdam (in €)	High	22.88	25.61	25.72	20.84	20.27
	Low	13.59	16.20	18.89	16.53	16.13

NV per €0.16 ordinary share in New York (in US $)	High	32.80	37.18	37.31	27.32	24.02
	Low	17.04	21.27	24.94	20.72	20.89

PLC per 3 1/9 ordinary share in London (in £)	High	20.15	19.47	19.24	14.28	13.39
	Low	12.30	12.49	13.20	11.25	10.83

PLC per 3 1/9 ordinary share in New York (in US $)	High	32.19	38.02	38.25	27.95	23.67
	Low	17.04	20.22	25.57	20.66	20.34

Unilever Annual Report on Form 20-F 2009 11

Form 20-F
B. Plan of distribution
Not applicable.
C. Markets
The information set forth under the heading “The Unilever Group” on page 2 of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference.
D. Selling shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the issue
Not applicable.
Item 10 – Additional Information
A. Share capital
Not applicable.
B. Memorandum and articles of association
The information set forth under the following headings of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference.
•	“Corporate governance” on pages 50 to 62; and
•	“Note 22 Share capital” on page 119.
C. Material contracts
The information set forth under the following headings of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference:
•	“Financial Review 2009 – Acquisition and disposals” on page 42;

•	“Financial Review 2008 – Acquisition and disposals” on page 49; and

•	“Foundation agreements” on pages 56 and 57.
D. Exchange controls
Under the Netherlands Act on Financial Supervision (Wet op het financieel toezicht (Wft)) the Minister of Finance is authorised to issue regulations relating to financial transactions. To date no regulations of this type have been issued which are applicable to Unilever N.V.
There are currently no exchange controls affecting PLC shareholders.
E. Taxation
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

12 Unilever Annual Report on Form 20-F 2009

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

Unilever Annual Report on Form 20-F 2009 13

Form 20-F
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
F. Dividends and paying agents
Not applicable.
G. Statement by experts
Not applicable.
H. Documents on display
The information set forth under the heading “Shareholder information” on pages 146-147 of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference.
Unilever Annual Report on Form 20-F 2009
Filed with the SEC on the SEC’s website. Printed copies are available, free of charge, upon request to Unilever PLC, Investor Relations Department, Unilever House, 100 Victoria Embankment, London EC4Y 0DY United Kingdom.

Documents on display in the United States
Unilever files and furnishes reports and information with the United States SEC. Such reports and information can be inspected and copied at the SEC’s public reference facilities in Washington DC, Chicago and New York. Certain of our reports and other information that we file or furnish to the SEC are also available to the public over the internet on the SEC’s website.
I. Subsidiary information
Not applicable.
Item 11 – Quantitative and Qualitative Disclosures About Market Risk
Please refer also to Item 3D “Risk Factors” of this report.
The information set forth under the following headings of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference:
•	“Outlook” on page 30;

•	“Note 13 Trade and other receivables” on page 98;

•	“Note 14 Financial assets and liabilities” on pages 99 to 103;

•	“Note 15 Financial instruments and treasury risk management” on pages 104 to 110; and

•	“Note 16 Trade payables and other liabilities” on page 110.
Item 12 – Description of Securities Other than Equity Securities
D.3 Depositary Fees and Charges
The Unilever Group has appointed Citibank, N.A. (‘Citibank’) as both its transfer agent and registrar pursuant to the New York Registered Share program for Unilever N.V. and as its depositary pursuant to its American Depositary Receipt program for Unilever PLC. Any fee arrangement with Citibank will therefore cover both programmes.
Under the terms of the Deposit Agreement for the Unilever PLC American Depositary Shares (ADSs), an ADS holder may have to pay the following service fees to the depositary bank:
•	Issuance of ADSs: Up to US 5¢ per ADS issued.

•	Cancellation of ADSs: Up to US 5¢ per ADS cancelled.
An ADS holder will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:
•	Fees for the transfer and registration of Shares charged by the registrar and transfer agent for the Shares in the United Kingdom (i.e., upon deposit and withdrawal of Shares).

•	Expenses incurred for converting foreign currency into US dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities (i.e. when shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of shares on deposit.
Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly-issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these transaction fees to their clients.
Note that the fees and charges an investor may be required to pay may vary over time and may be changed by us and by the depositary bank. Notice of any changes will be given to investors.
D.4 Depositary Payments – Fiscal Year 2009
In 2009, we received the following payments from Citibank, N.A., the Depositary Bank for our American Depositary Receipt program:

Reimbursement of listing fees (NYSE/NASDAQ):	$ 110,651.00

Reimbursement of settlement infrastructure fees (including DTC feeds):	$ 18,944.28

Reimbursement of proxy process expenses (printing, postage and distribution):	$ 230,630.41

Program-Related Expenses (that include expenses incurred from the requirements of the Sarbanes-Oxley Act of 2002):	$ 989,774.31

Indirect payments
As part of its service to the Company, Citibank, N.A. has agreed to waive fees for the standard costs associated with the administration of the ADR Program, associated operating expenses and investor relations advice estimated to total $150,000.

14 Unilever Annual Report on Form 20-F 2009

Item 13 – Defaults, Dividend Arrearages and Delinquencies
A. Defaults
There has been no material default in the payment of principal, interest, a sinking or purchase fund instalments or any other material default relating to indebtedness of the Group.
B. Dividend arrearages and delinquencies
There have been no arrears in payment of dividends on, and material delinquency with respect to, any class of preferred stock of any significant subsidiary of the Group.
Item 14 – Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15 – Controls and Procedures
The information set forth under the headings “Auditors’ Report – United States” on Item 18 of this report, “Risk management approach” on pages 35 and 36 and “Risk management and control” on page 62 of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference.
Management’s report on internal control over financial reporting
In accordance with the requirements of Section 404 of the US Sarbanes-Oxley Act of 2002, the following report is provided by management in respect of the Company’s internal control over financial reporting (as defined in rule 13a-15(f) or rule 15d-15(f) under the US Securities Exchange Act of 1934):
•	Unilever’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group;

•	Unilever’s management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of our internal control over financial reporting. Management believes that the COSO framework is a suitable framework for its evaluation of our internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of internal controls are not omitted and is relevant to an evaluation of internal control over financial reporting;

•	Management has assessed the effectiveness of internal control over financial reporting as of 31 December 2009, and has concluded that such internal control over financial reporting is effective; and

•	PricewaterhouseCoopers LLP and PricewaterhouseCoopers Accountants N.V., who have audited the consolidated financial statements of the Group for the year ended 31 December 2009, have also audited the effectiveness of internal control over financial reporting as at 31 December 2009 and have issued an attestation report on internal control over financial reporting. For the Auditors’ Report please refer to Item 18.

Unilever Annual Report on Form 20-F 2009 15

Form 20-F
Item 16 – Reserved
A. Audit Committee financial expert
The information set forth under the heading “Audit Committee” on pages 53 and 54 of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference.
B. Code of Ethics
The information set forth under the following headings of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference:
•	“Foundation and principles” on page 35; and

•	“Requirements – the United States” on page 62.
C. Principal accountant fees and services
The information set forth under the heading “Report of the Audit Committee” on page 63 of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference.

	€ million	€ million	€ million
	2009	2008	2007

Audit fees(a)	(18)	(21)	(20)
Audit-related fees(b)	–	(1)	(2)
Tax fees	(2)	(2)	(2)
All other fees	(1)	(2)	(1)

(a)	Excludes €(1) million of out of pocket expenses and €(1) million fees paid in respect of services supplied for associated pension schemes.

(b)	Includes other audit services which comprises audit and similar work that regulations or agreements with third parties requires the auditors to undertake.
D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
E. Purchases of equity securities by the issuer and affiliated purchasers
Share purchases during 2009

€ million
			Of which numbers of		Maximum value that
			shares purchased		max yet be purchased
	Total number of	Average price	as part of publicly		as part of publicly
	shares purchased	paid per share	announced plans	(a)	announced plans

January	–	–	–		–
February	–	–	–		–
March	57,435	€13.31	–		–
April	–	–	–		–
May	–	–	–		–
June	–	–	–		–
July	–	–	–		–
August	–	–	–		–
September	–	–	–		–
October	–	–	–		–
November	–	–	–		–
December	–	–	–		–

Total	57,435	€13.31	–		–

(a)	Shares were also purchased to satisfy commitments to deliver shares under our share-based plans as described in note 29 on pages 133 and 134.
F. Change in Registrant’s Certifying Accountant
Not applicable.
G. Corporate governance
The information set forth under the heading “Corporate governance” on pages 50 to 62 of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference.
Item 17 – Financial Statements
The company has responded to Item 18 in lieu of this item.

16 Unilever Annual Report on Form 20-F 2009

Item 18 – Financial Statements
The information set forth under the heading “Financial statements” on page 76 and pages 79 to 128 (excluding Note 31 on page 128) of the Group’s Annual Report and Accounts 2009 furnished separately on 5 March 2010 under Form 6-K is incorporated by reference.
Report of Independent Registered Public Accounting Firm
In our opinion, the consolidated income statements and the related consolidated balance sheets, consolidated cash flow statements, consolidated statements of comprehensive income and consolidated statements of changes in equity set forth under the heading “Financial Statements” on pages 79 to 128 (excluding Note 31 on page 128) of Unilever Group’s Annual Report and Accounts 2009 and the summarised presentation of the NV and PLC parts of the Group and the Guarantor financial information included in Item 18 of this Form 20-F present fairly, in all material respects, the financial position of the Unilever Group at 31 December 2009 and 2008 and the results of its operations and cash flows for each of the three years in the period ended 31 December 2009, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and in conformity with IFRS as adopted by the European Union. Also, in our opinion the Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Group’s Directors and management are responsible for these consolidated financial statements.

The Group’s management are responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying ‘Management’s report on internal control over financial reporting’ included in Item 15 of this Form 20-F. Our responsibility is to express opinions on these consolidated financial statements and on the Group’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statements presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Rotterdam, The Netherlands, 2 March 2010	PricewaterhouseCoopers LLP
PricewaterhouseCoopers Accountants N.V.	London, United Kingdom
As auditors of Unilever N.V.	As auditors of Unilever PLC

R A J Swaak RA	2 March 2010

Unilever Annual Report on Form 20-F 2009 17

Form 20-F
Summarised presentation of the NV and PLC parts of the Group (audited)
NV and PLC and their group companies constitute a single entity for the purposes of presenting consolidated accounts. The following supplemental information shows the consolidated income statement and balance sheet of the Group analysed according to the relative legal ownership of the individual entities by NV or PLC.

	€ million	€ million	€ million	€ million	€ million	€ million
	NV	NV	NV	PLC	PLC	PLC
Income statement for the year ended 31 December	2009	2008	2007	2009	2008	2007

Continuing operations:

Turnover	21,917	22,108	24,100	17,906	18,415	16,087

Operating profit	2,700	4,033	2,891	2,320	3,134	2,354

Net finance costs	(259)	(170)	(249)	(334)	(87)	(3)
Share in net profit of joint ventures	61	49	67	50	76	35
Share in net profit of associates	(5)	(3)	(2)	9	9	52
Other income from non-current investments	350	12	27	24	76	12

Profit before taxation	2,847	3,921	2,734	2,069	3,208	2,450
Taxation	(715)	(971)	(601)	(542)	(873)	(527)

Net profit from continuing activities	2,132	2,950	2,133	1,527	2,335	1,923
Net profit from discontiuned operations	–	–	71	–	–	9

Net profit	2,132	2,950	2,204	1,527	2,335	1,932

Attributable to:
Minority interest	60	16	41	229	242	207
Shareholders’ equity	2,072	2,934	2,163	1,298	2,093	1,725

18 Unilever Annual Report on Form 20-F 2009

	€ million	€ million	€ million	€ million
	NV	NV	PLC	PLC
Balance sheet as at 31 December	2009	2008	2009	2008

Goodwill and intangible assets	10,984	10,298	6,063	5,793
Property, plant and equipment	3,365	3,020	3,279	2,937
Pension asset for funded schemes in surplus	700	396	59	29
Deferred tax assets	435	598	303	470
Other non-current assets	572	931	445	495

Total non-current assets	16,056	15,243	10,149	9,724

Inventories	2,133	2,228	1,445	1,661
Trade and other current receivables	1,931	2,189	1,498	1,634
Cash and cash equivalents	2,004	2,066	638	495
Other financial assets	844	746	301	120
Assets held for sale	10	21	7	15

Total current assets	6,922	7,250	3,889	3,925

Financial liabilities	(1,472)	(3,673)	(807)	(1,169)
Trade payables and other current liabilities	(5,358)	(5,069)	(3,542)	(3,132)
Provisions	(262)	(520)	(158)	(237)
Liabilities associated with assets held for sale	0	0	0	0

Total current liabilities	(7,092)	(9,262)	(4,507)	(4,538)

Net current assets/(liabilities)	(170)	(2,012)	(618)	(613)

Total assets less current liabilities	15,886	13,231	9,531	9,111

Financial liabilities due after one year	5,532	4,997	2,160	1,366
Pensions and post-retirement healthcare liabilities
Funded schemes in deficit	635	952	884	868
Unfunded schemes	902	941	920	1,046
Provisions	510	458	219	188
Deferred tax liabilities	671	619	93	171
Other non-current liabilities	185	240	170	124

Non-current liabilities	8,435	8,207	4,446	3,763

Intra-group NV/PLC	(5,727)	(6,107)	5,727	6,107
Shareholders’ equity	13,128	11,091	(1,063)	(1,143)
Minority interest	50	40	421	384

Total equity	13,178	11,131	(642)	(759)

Total capital employed	15,886	13,231	9,531	9,111

Unilever Annual Report on Form 20-F 2009 19

Form 20-F
Guarantor statements (audited)
On 18 November 2008, NV and Unilever Capital Corporation (UCC) filed a US Shelf registration, which is unconditionally and fully guaranteed, jointly and severally, by NV, PLC and Unilever United States, Inc. (UNUS). This superseded the previous NV and UCC US Shelf registration filed on 2 October 2000, which is unconditionally and fully guaranteed, jointly and severally, by NV, PLC and UNUS. Of the US Shelf registration, US $4.25 billion of Notes were outstanding at 31 December 2009 (2008: US $2.75 billion; 2007: US $2.75 billion) with coupons ranging from 3.650% to 7.125%. These Notes are repayable between 1 November 2010 and 15 November 2032.
Provided below are the income statements, cash flow statements and balance sheets of each of the companies discussed above, together with the income statement, cash flow statement and balance sheet of non-guarantor subsidiaries. These have been prepared under the historical cost convention, and, aside from the basis of accounting for investments at net asset value (equity accounting), comply in all material respects with International Financial Reporting Standards. The financial information in respect on NV, PLC and UNUS has been prepared with all subsidiaries accounted for on an equity basis. The financial information in respect of the non-guarantor subsidiaries has been prepared on a consolidated basis.

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever	Unilever		Unilever
	Capital	N.V.		United
	Corporation	parent	Unilever PLC	States Inc.	Non-
Income statement	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2009	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Continuing operations:

Turnover	–	–	–	–	39,823	–	39,823

Operating profit	–	91	37	(31)	4,923	–	5,020
Finance income	–	–	–	–	75	–	75
Finance costs	(183)	(159)	(24)	–	(138)	–	(504)
Pensions and similar obligations	–	1	–	(61)	(104)	–	(164)
Intercompany finance costs	185	52	(36)	(10)	(191)	–	–
Dividends	–	1,321	1,112	–	(2,433)	–	–
Share of net profit/(loss) of joint ventures	–	–	–	–	111	–	111
Share of net profit/(loss) of associates	–	–	–	–	4	–	4
Other income from non-current investments	–	–	–	–	374	–	374

Profit before taxation	2	1,306	1,089	(102)	2,621		4,916
Taxation	(1)	(34)	(1)	(245)	(976)	–	(1,257)

Net profit from continuing activities	1	1,272	1,088	(347)	1,645		3,659
Net profit from discontiuned operations	–	–	–	–	–	–	–
Equity earnings of subsidiaries	–	2,387	2,571	643	–	(5,601)	–

Net profit	1	3,659	3,659	296	1,645	(5,601)	3,659

Attributable to:
Minority interest	–	–	–	–	289	–	289
Shareholders’ equity	1	3,659	3,659	296	1,356	(5,601)	3,370

20 Unilever Annual Report on Form 20-F 2009

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever	Unilever		Unilever
	Capital	N.V.		United
	Corporation	parent	Unilever PLC	States Inc.	Non-
Income statement	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2008	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Continuing operations:

Turnover	–	–	–	–	40,523	–	40,523

Operating profit	(1)	381	114	(19)	6,692	–	7,167
Finance income	–	1	–	–	105	–	106
Finance costs	(167)	(146)	–	–	(193)	–	(506)
Pension and similar obligations	–	1	–	(27)	169	–	143
Intercompany finance costs	196	42	42	(4)	(276)	–	–
Dividends	–	1,473	1,160	–	(2,633)	–	–
Share of net profit/(loss) of joint ventures	–	–	–	–	125	–	125
Share of net profit/(loss) of associates	–	–	–	–	6	–	6
Other income from non-current investments	–	–	–	–	88	–	88

Profit before taxation	28	1,752	1,316	(50)	4,083	–	7,129
Taxation	(11)	(41)	(134)	(619)	(1,039)	–	(1,844)

Net profit from continuing activities	17	1,711	1,182	(669)	3,044	–	5,285
Net profit from discontinued operations	–	–	–	–	–	–	–
Equity earnings of subsidiaries	–	3,316	3,845	1,637	–	(8,798)	–

Net profit	17	5,027	5,027	968	3,044	(8,798)	5,285

Attributable to:
Minority interest	–	–	–	–	258	–	258
Shareholders’ equity	17	5,027	5,027	968	2,786	(8,798)	5,027

Income statement
for the year ended 31 December 2008

Continuing operations:

Turnover	–	–	–	–	40,187	–	40,187

Operating profit	(1)	23	(36)	(22)	5,281	–	5,245
Finance income	–	4	4	–	139	–	147
Finance costs	(182)	(112)	(1)	–	(262)	–	(557)
Pension and similar obligations	–	(6)	–	(33)	197	–	158
Intercompany finance costs	201	38	48	(12)	(275)	–	–
Dividends	–	1,536	1,154	–	(2,690)	–	–
Share of net profit/(loss) of joint ventures	–	–	–	–	102	–	102
Share of net profit/(loss) of associates	–	–	–	–	50	–	50
Other income from non-current investments	–	–	–	–	39	–	39

Profit before taxation	18	1,483	1,169	(67)	2,581		5,184
Taxation	(7)	(91)	(89)	(52)	(889)	–	(1,128)

Net profit from continuing activities	11	1,392	1,080	(119)	1,692	–	4,056
Net profit from discontinued operations	–	–	–	–	80	–	80
Equity earnings of subsidiaries	–	2,496	2,808	611	–	(5,915)	–

Net profit	11	3,888	3,888	492	1,772	(5,915)	4,136

Attributable to:
Minority interest	–	–	–	–	248	–	248
Shareholders’ equity	11	3,888	3,888	492	1,524	(5,915)	3,888

Unilever Annual Report on Form 20-F 2009 21

Form 20-F

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever	Unilever		Unilever
	Capital	N.V.		United
	Corporation	parent	Unilever PLC	States Inc.	Non-
	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
Balance sheet at 31 December 2009	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Goodwill and intangible assets	–	44	26	–	16,977	–	17,047
Property, plant and equipment	–	–	–	–	6,644	–	6,644
Pension asset for funded schemes in surplus	–	–	–	35	724	–	759
Deferred tax assets	–	–	–	495	243	–	738
Other non-current assets	–	–	–	13	1,004	–	1,017
Amounts due from group companies after one year	3,264	3,242	–	–	(6,506)	–	–
Net assets of subsidiaries (equity accounted)	–	30,824	16,709	11,017	(33,116)	(25,434)	–

Total non-current assets	3,264	34,110	16,735	11,560	(14,030)	(25,434)	26,205

Inventories	–	–	–	–	3,578	–	3,578
Amounts due from group companies within one year	–	1,668	421	2,015	(4,104)	–	–
Trade and other current receivables	–	44	1	10	3,374	–	3,429
Current tax assets	–	28	–	26	119	–	173
Other financial assets	–	–	–	–	972	–	972
Cash and cash equivalents	–	14	–	(3)	2,631	–	2,642
Assets held for sale	–	–	–	–	17	–	17

Total current assets	–	1,754	422	2,048	6,587	–	10,811

Financial liabilities	(1,229)	(33)	–	–	(1,017)	–	(2,279)
Amounts due to group companies within one year	(6)	(16,939)	(4,157)	–	21,102	–	–
Trade payables and other current liabilities	(37)	(176)	(13)	(24)	(8,163)	–	(8,413)
Current tax liabilities	(1)	(15)	(69)	(4)	(398)	–	(487)
Provisions	–	–		–	(420)	–	(420)

Total current liabilities	(1,273)	(17,163)	(4,239)	(28)	11,104	–	(11,599)

Net current assets/(liabilities)	(1,273)	(15,409)	(3,817)	2,020	17,691	–	(788)

Total assets less current liabilities	1,991	18,701	12,918	13,580	3,661	(25,434)	25,417

Financial liabilities due after one year	1,728	3,213	838	–	1,913	–	7,692
Amounts due to group companies after one year	–	3,299	–	3,256	(6,555)	–	–
Pensions and post-retirement healthcare liabilities
Funded schemes in deficit	–	–	–	–	1,519	–	1,519
Unfunded schemes	–	90	–	620	1,112	–	1,822
Provisions	–	15	–	2	712	–	729
Deferred tax liabilities	–	16	15	–	733	–	764
Other non-current liabilities	–	3	–	84	268	–	355

Total non-current liabilities	1,728	6,636	853	3,962	(298)	–	12,881

Shareholders’ equity attributed to:
NV	–	–	13,128	–	–	(13,128)	–
PLC	–	(1,063)	–	–	–	1,063	–
Called up share capital	–	274	210	–	(1)	–	484
Share premium account	–	25	106	97	(97)	–	131
Other reserves	(9)	(3,629)	(2,271)	936	(1,966)	1,039)	(5,900)
Retained profit	272	16,458	892	8,585	5,551	(14,408)	17,350

Total shareholders’ equity	263	12,065	12,065	9,618	3,488	(25,434)	12,065
Minority interest	–	–	–	–	471	–	471

Total equity	263	12,065	12,065	9,618	3,959	(25,434)	12,536

Total capital employed	1,991	18,701	12,918	13,580	3,661	(25,434)	25,417

22 Unilever Annual Report on Form 20-F 2009

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever	Unilever		Unilever
	Capital	N.V.		United
	Corporation	parent	Unilever PLC	States Inc.	Non-
	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
Balance sheet at 31 December 2008	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Goodwill and intangible assets	–	51	23	–	16,017	–	16,091
Property, plant and equipment	–	–	–	1	5,956	–	5,957
Pension asset for funded schemes in surplus	–	–	–	–	425	–	425
Deferred tax assets	–	–	–	777	291	–	1,068
Other non-current assets	–	–	–	15	1,411	–	1,426
Amounts due from group companies after one year	3,960	2,919	–	–	(6,879)	–	–
Net assets of subsidiaries (equity accounted)	–	28,829	12,788	9,534	(30,789)	(20,362)	–

Total non-current assets	3,960	31,799	12,811	10,327	(13,568)	(20,362)	24,967

Inventories	–	–	–	–	3,889	–	3,889
Amounts due from group companies within one year	–	2,570	611	–	(3,181)	–	–
Trade and other current receivables	–	61	(2)	5	3,759	–	3,823
Current tax assets	–	24	–	80	130	–	234
Other financial assets	–	–	–	–	632	–	632
Cash and cash equivalents	(3)	7	–	(4)	2,561	–	2,561
Assets held for sale	–	–	–	–	36	–	36

Total current assets	(3)	2,662	609	81	7,826	–	11,175

Financial liabilities	(1,755)	(772)	–	–	(2,315)	–	(4,842)
Amounts due to group companies within one year	–	(17,181)	(3,351)	–	20,532	–	–
Trade payables and other current liabilities	(24)	(153)	(7)	(18)	(7,622)	–	(7,824)
Current tax liabilities	(11)	(15)	(101)	2	(252)	–	(377)
Provisions	–	–	–	–	(757)	–	(757)
Liabilities associated with assets held for sale	–	–	–	–	–	–	–

Total current liabilities	(1,790)	(18,121)	(3,459)	(16)	9,586	–	(13,800)

Net current assets/(liabilities)	(1,793)	(15,459)	(2,850)	65	17,412	–	(2,625)

Total assets less current liabilities	2,167	16,340	9,961	10,392	3,844	(20,362)	22,342

Financial liabilities due after one year	1,923	3,080	–	(2)	1,362	–	6,363
Amounts due to group companies after one year	–	3,089	–	666	(3,755)	–	–
Pensions and post-retirement healthcare liabilities
Funded schemes in deficit	–	–	–	449	1,371	–	1,820
Unfunded schemes	–	85	–	712	1,190	–	1,987
Provisions	–	41	–	3	602	–	646
Deferred tax liabilities	–	64	13	–	713	–	790
Other non-current liabilities	–	33	–	122	209	–	364

Total non-current liabilities	1,923	6,392	13	1,950	1,692	–	11,970

Shareholders’ equity attributed to:
NV –	–	–	(1,143)	–	–	1,143	–
PLC –	–	–	11,091	–	–	(11,091)	–
Called up share capital	–	–	274	210	–	–	484
Share premium account	–	25	96	–	–	–	121
Other reserves	(1)	(4,551)	(1,918)	(101)	(2,479)	2,581	(6,469)
Retained profit	245	15,343	469	8,543	4,207	(12,995)	15,812

Total shareholders’ equity	244	10,817	8,869	8,652	1,728	(20,362)	9,948
Minority interest	–	–	–	–	424	–	424

Total equity	244	10,817	8,869	8,652	2,152	(20,362)	10,372
Total capital employed	2,167	17,209	8,882	10,602	3,844	(20,362)	22,342

Unilever Annual Report on Form 20-F 2009 23

Form 20-F

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever	Unilever		Unilever
	Capital	N.V.		United
	Corporation	parent	Unilever PLC	States Inc.	Non-
Cash flow statement	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2009	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Cash flow from operating activities	13	153	(55)	71	6,551	–	6,733
Income tax	–	(86)	(42)	(52)	(779)	–	(959)

Net cash flow from operating activities	13	67	(97)	19	5,772	–	5,774

Interest received	186	48	13	(10)	27	(191)	73
Net capital expenditure	–	(6)	–	–	(1,252)	–	(1,258)
Acquisitions and disposals	–	–	–	–	(139)	–	(139)
Other investing activities	–	403	–		(292)	(50)	61

Net cash flow from/(used in) investing activities	186	445	13	(10)	(1,656)	(241)	(1,263)

Dividends paid on ordinary share capital	–	118	189		(2,413)	–	(2,106)
Interest and preference dividends paid	(167)	(142)	(59)	–	(340)	191	(517)
Change in borrowings and finance leases	(31)	(612)	(82)	3	(895)	50	(1,567)
Share buy-back programme	–	–	–	–	–	–	–
Other movement in treasury stocks	–	131	36	(11)	(53)	–	103
Other finance activities	–	–	–		(214)	–	(214)

Net cash flow from/(used in) financing activities	(198)	(505)	84	(8)	(3,915)	241	(4,301)

Net increase/(decrease) in cash and
cash equivalents	1	7	–	1	201	–	210

Cash and cash equivalents at the beginning of the year	(3)	7	–	(4)	2,360	–	2,360
Effect of foreign exchange rate changes	2	–	–	–	(175)	–	(173)

Cash and cash equivalents at the end of the year	–	14	–	(3)	2,386	–	2,397

Cash flow statement
for the year ended 31 December 2008

Cash flow from operating activities	–	73	(527)	568	5,212	–	5,326
Income tax	–	(10)	(162)	(533)	(750)	–	(1,455)

Net cash flow from operating activities	–	63	(689)	35	4,462	–	3,871

Interest received	196	3	31	–	151	(276)	105
Net capital expenditure	–	(2)	–	2	(1,099)	–	(1,099)
Acquisitions and disposals	–	–	–	–	2,265	–	2,265
other investing activities	–	(675)	(2,665)	–	843	2,641	144

Net cash flow from/(used in) investing activities	196	(674)	(2,634)	2	2,160	2,365	1,415

Dividends paid on ordinary share capital	–	297	271	–	(2,654)	–	(2,086)
Interest and preference dividends paid	(166)	(111)	–	(4)	(482)	276	(487)
Change in borrowings and finance leases	(34)	1,490	3,315	–	(1,080)	(2,641)	1,050
Share buy-back programme	–	(1,225)	(278)	–	–	–	(1,503)
Other movement in treasury stocks	–	165	15	(40)	(37)	–	103
Other finance activities	–	–	–	–	(207)	–	(207)

Net cash flow from/(used in) financing activities	(200)	616	3,323	(44)	(4,460)	(2,365)	(3,130)

Net increase/(decrease) in cash and cash equivalents	(4)	5	–	(7)	2,162	–	2,156

Cash and cash equivalents at the beginning of the year	1	2	–	(2)	900	–	901

Effect of foreign exchange rate changes	–	–	–	5	(702)	–	(697)

Cash and cash equivalents at the end of the year	(3)	7	–	(4)	2,360	–	2,360

24 Unilever Annual Report on Form 20-F 2009

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever	Unilever		Unilever
	Capital	N.V.		United
	Corporation	parent	Unilever PLC	States Inc.	Non-
Cash flow statement	subsidiary	issuer/	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2007	issuer	guarantor	guarantor	guarantor	subsidiaries	Eliminations	Group

Cash flow from operating activities	(8)	(10)	(54)	(67)	5,327	–	5,188
Income tax	–	(131)	(21)	(58)	(1,102)	–	(1,312)

Net cash flow from operating activities	(8)	(141)	(75)	(125)	4,225	–	3,876

Interest received	201	33	54	–	131	(273)	146
Net capital expenditure	–	(14)	–	2	(971)	–	(983)
Acquisitions and disposals	–	–	–	–	(50)	–	(50)
other investing activities	(921)	1,375	(84)	190	(706)	410	264

Net cash flow from/(used in) investing activities	(720)	1,394	(30)	192	(1,596)	137	(623)

Dividends paid on ordinary share capital	–	357	232	–	(2,771)	–	(2,182)
Interest and preference dividends paid	(177)	(95)	(1)	(12)	(540)	273	(552)
Change in borrowings and finance leases	906	(6)	(235)	–	1,083	(410)	1,338
Share buy-back programme	–	(1,500)	–	–	–		(1,500)
Other movement in treasury stocks	–	291	105	(57)	103	–	442
Other finance activities	–	(305)	–	–	(250)		(555)

Net cash flow from/(used in) financing activities	729	(1,258)	101	(69)	(2,375)	(137)	(3,009)

Net increase/(decrease) in cash and cash equivalents	1	(5)	(4)	(2)	254	–	244

Cash and cash equivalents at the beginning of the year	–	7	4	(5)	704	–	710

Effect of foreign exchange rate changes	–	–	–	5	(58)	–	(53)

Cash and cash equivalents at the end of the year	1	2	–	(2)	900	–	901

Item 19 – Exhibits
Please refer to the exhibit list located immediately following the signature page for this Form 20-F as filed with the SEC on 5 March 2010.

Unilever Annual Report on Form 20-F 2009 25

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

Unilever PLC (Registrant)
/s/ S. G. Williams
S. G. WILLIAMS,
Group Secretary

Date: 5 March, 2010

20-F Exhibits	UNILEVER PLC — 20-F EXHIBIT LIST

Exhibit Number	Description of Exhibit

1.1	Memorandum and Articles of Association of Unilever PLC, as amended 1

2.1	Indenture dated as of August 1, 2000, among Unilever Capital Corporation, Unilever N.V., Unilever PLC, Unilever United States, Inc. and The Bank of New York, as Trustee, relating to Guaranteed Debt Securities 2

2.2	Trust Deed dated as of July 22, 1994, among Unilever N.V., Unilever PLC, Unilever Capital Corporation, Unilever United States, Inc. and The Law Debenture Trust Corporation p.l.c., relating to Guaranteed Debt Securities 3

4.1	Equalisation Agreement between Unilever N.V. and Unilever PLC

4.2	Service Contracts of the Executive Directors of Unilever PLC

4.3	Letters regarding compensation of Executive Directors of Unilever PLC

4.4	Unilever North America 2002 Omnibus Equity Compensation Plan 4

4.5	The Unilever PLC International 1997 Executive Share Option Scheme 5

4.6	The Unilever Long Term Incentive Plan 6

4.7	Global Share Incentive Plan 2007 7

7.1	Computation of Ratio of earnings to fixed charges and Return on invested capital 8

8.1	List of Subsidiaries 9

12.1	Certifications of the Chief Executive Officer and Financial Director/Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certifications of the Chief Executive Officer and Financial Director/Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Annual Report and Accounts sections incorporated by reference

15.2	Consent of PricewaterhouseCoopers Accountants N.V. and PricewaterhouseCoopers LLP
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

1	Incorporated by reference to Exhibit 1.1 of Form 20-F filed with the SEC on March 06, 2009.

2	Incorporated by reference to the Form 6-K furnished to the SEC on October 23, 2000.

3	Incorporated by reference to Exhibit 2.2 of Form 20-F filed with the SEC on March 28, 2002.

4	Incorporated by reference to Exhibit 99.1 of Form S-8 filed with the SEC on February 27, 2003.

5	Incorporated by reference to Exhibit 4.5 of Form 20-F filed with the SEC on March 28, 2002.

6	Incorporated by reference to Exhibit 4.7 of Form 20-F filed with the SEC on March 28, 2002.

7	Incorporated by reference to Exhibit 4.7 of Form 20-F filed with the SEC on March 26, 2008.

8	The required information is set forth on page 130 of the Annual Report and Accounts.

9	The required information is set forth on pages 131 to 132 of the Annual Report and Accounts.