Form 20-F
period 2014-12-31
UNILEVER PLC
filed 2015-03-06
CIK 217410

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

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

100 Victoria Embankment, London, England

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

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group’s Annual Report on Form 20-F for the year ended 31 December 2014 and the Annual Report and Accounts 2014. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

References in this Report on Form 20-F are to certain references in the Group’s Annual Report and Accounts 2014 that include pages incorporated therein, including any page references incorporated in the incorporated material, unless specifically noted otherwise.

The Group’s Annual Report and Accounts 2014 was furnished separately on 6 March 2015 under Form 6-K. Pages 1 to 40 of the Group’s Annual Report and Accounts 2014 were furnished as Exhibit 1 and pages 41 to 140 of the Group’s Annual Report and Accounts 2014 were furnished as Exhibit 2 to this report on Form 6-K, respectively.

The following pages and sections of the Group’s Annual Report and Accounts 2014 and specified information referenced therein, regardless of their inclusion in any cross-reference below, are hereby specifically excluded and are not incorporated by reference into this report on Form 20-F:

•	‘Operational highlights’ on page 7;
•	pages 2 to 6;
•	‘Six-year historical Total Shareholder Return (TSR) Performance’ on page 76;
•	pages 79 to 83;
•	pages 131 to 139; and
•	information on our website or any other website or social media site, including our Facebook, Twitter and LinkedIn pages.

This report on Form 20-F and the Group’s Annual Report and Accounts 2014 contain certain measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures as reported by us may not be comparable with similarly titled amounts reported by other companies.

In addition, there are limitations on the usefulness of our reported non-GAAP financial measures.

We report on the following non-GAAP measures:

•	underlying sales growth;
•	underlying volume growth;
•	core operating profit and core operating margin (operating profit and operating margin before the impact of business disposals, acquisitions and disposal related costs, impairments and other one-off items);
•	core earnings per share (core EPS);
•	free cash flow; and
•	net debt.

The information set forth under the heading ‘Non-GAAP measures’ on pages 34 and 35 of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference. Within these pages further information about the above measures can be found.

THE UNILEVER GROUP

Unilever N.V. (NV) is a public limited company registered in the Netherlands, which has listings of shares and depositary receipts for shares on Euronext Amsterdam and of New York Registry Shares on the New York Stock Exchange. Unilever PLC (PLC) is a public limited company registered in England and Wales, which has shares listed on the London Stock Exchange and, as American Depositary Receipts, on the New York Stock Exchange.

The two parent companies, NV and PLC, together with their group companies, operate as a single economic entity (the Unilever Group, also referred to as ‘Unilever’ or the ‘Group’). NV and PLC and their group companies constitute a single reporting entity for the purposes of presenting consolidated accounts. Accordingly, the accounts of the Unilever Group are presented by both NV and PLC as their respective consolidated accounts.

This document contains references to our website. Information on our website or any other website referenced in this document is not incorporated into this document and should not be considered part of this document. We have included any website as an inactive textual reference only.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Unilever Annual Report on Form 20-F 2014	Form 20-F 1

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The schedules below provide the Group’s selected financial data for the five most recent financial years.

	€ million	€ million	€ million	€ million	€ million
Consolidated income statement	2014	2013	2012	2011	2010
Turnover	48,436	49,797	51,324	46,467	44,262

Operating profit	7,980	7,517	6,977	6,420	6,325

Net finance costs	(477)	(530)	(535)	(543)	(561)
Share of net profit/(loss) of joint ventures and associates and other income/(loss) from non-current investments	143	127	91	189	187

Profit before taxation	7,646	7,114	6,533	6,066	5,951
Taxation	(2,131)	(1,851)	(1,697)	(1,575)	(1,486)

Net profit	5,515	5,263	4,836	4,491	4,465
Attributable to:
Non-controlling interests	344	421	468	371	354
Shareholders’ equity	5,171	4,842	4,368	4,120	4,111

Combined earnings per share(a)	€ 2014	€ 2013	€ 2012	€ 2011	€ 2010
Basic earnings per share	1.82	1.71	1.54	1.46	1.46
Diluted earnings per share	1.79	1.66	1.50	1.42	1.42

(a) For the basis of the calculations of combined earnings per share see Note 7 ‘Combined earnings per share’ on page 102 of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K and incorporated here by reference.

	€ million	€ million	€ million	€ million	€ million
Consolidated balance sheet	2014	2013	2012	2011	2010
Non-current assets	35,680	33,391	34,042	33,245	28,706
Current assets	12,347	12,122	12,147	14,291	12,484

Total assets	48,027	45,513	46,189	47,536	41,190

Current liabilities	19,642	17,382	15,815	17,929	13,606
Non-current liabilities	14,122	13,316	14,425	14,489	12,322

Total liabilities	33,764	30,698	30,240	32,418	25,928

Shareholders’ equity	13,651	14,344	15,392	14,491	14,669
Non-controlling interests	612	471	557	628	593

Total equity	14,263	14,815	15,949	15,119	15,262

Total liabilities and equity	48,027	45,513	46,189	47,537	41,190

	€ million	€ million	€ million	€ million	€ million
Consolidated cash flow statement	2014	2013	2012	2011	2010
Net cash flow from operating activities	5,543	6,294	6,836	5,452	5,490
Net cash flow from/(used in) investing activities	(341)	(1,161)	(755)	(4,467)	(1,164)
Net cash flow from/(used in) financing activities	(5,190)	(5,390)	(6,622)	411	(4,609)

Net increase/(decrease) in cash and cash equivalents	12	(257)	(541)	1,396	(283)
Cash and cash equivalents at the beginning of the year	2,044	2,217	2,978	1,966	2,397
Effect of foreign exchange rates	(146)	84	(220)	(384)	(148)

Cash and cash equivalents at the end of the year	1,910	2,044	2,217	2,978	1,966

Key performance indicators	2014	2013	2012	2011	2010
Underlying sales growth (%)(b)	2.9	4.3	6.9	6.5	4.1
Underlying volume growth (%)(b)	1.0	2.5	3.4	1.6	5.8
Core operating margin (%)(b)	14.5	14.1	13.7	13.5	13.6
Free cash flow (€ million)(b)	3,100	3,856	4,333	3,075	3,365

2 Form 20-F	Unilever Annual Report on Form 20-F 2014

ITEM 3. KEY INFORMATION CONTINUED

Ratios and other metrics	2014	2013	2012	2011	2010
Operating margin (%)	16.5	15.1	13.6	13.8	14.3
Net profit margin (%)(c)	10.7	9.7	8.5	8.9	9.3
Net debt (€ million)(b)	9,900	8,456	7,355	8,781	6,668
Ratio of earnings to fixed charges (times)(d)	12.3	11.7	10.2	9.8	10.4

(b) Non–GAAP measures are defined and described on pages 34 and 35 of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K and incorporated here by reference. Reconciliations of non-GAAP measures to relevant GAAP measures are detailed below and should be read in conjunction with pages 34 and 35 of the Group’s Annual Report and Accounts 2014.

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

	2014	2013	2012	2011	2010
Underlying sales growth (%)	vs 2013	vs 2012	vs 2011	vs 2010	vs 2009
Underlying sales growth (%)	2.9	4.3	6.9	6.5	4.1
Effect of acquisitions (%)	0.4	–	1.8	2.7	0.3
Effect of disposals (%)	(1.3)	(1.1)	(0.7)	(1.5)	(0.8)
Effect of exchange rates (%)	(4.6)	(5.9)	2.2	(2.5)	7.3
Turnover growth (%)	(2.7)	(3.0)	10.5	5.0	11.1

	2014	2013	2012	2011	2010
Underlying volume growth (%)	vs 2013	vs 2012	vs 2011	vs 2010	vs 2009
Underlying volume growth (%)	1.0	2.5	3.4	1.6	5.8
Effect of price changes (%)	1.9	1.8	3.3	4.8	(1.6)
Underlying sales growth (%)	2.9	4.3	6.9	6.5	4.1

	€ million	€ million	€ million	€ million	€ million
Core operating margin and core operating profit	2014	2013	2012	2011	2010
Operating profit	7,980	7,517	6,977	6,420	6,325
Acquisition and disposal related cost	97	112	190	234	50
(Gain)/loss on disposal of group companies	(1,392)	(733)	(117)	(221)	(468)
Impairments and other one-off items	335	120	–	(157)	110

Core operating profit	7,020	7,016	7,050	6,276	6,017
Turnover	48,436	49,797	51,324	46,467	44,262
Operating margin (%)	16.5	15.1	13.6	13.8	14.3
Core operating margin (%)	14.5	14.1	13.7	13.5	13.6

	€ million	€ million	€ million	€ million	€ million
Free cash flow (FCF) to net profit	2014	2013	2012	2011	2010
Net profit	5,515	5,263	4,836	4,491	4,465
Taxation	2,131	1,851	1,697	1,575	1,486
Share of net profit of joint ventures/associates and other income from non-current investments	(143)	(127)	(91)	(189)	(187)
Net finance costs	477	530	535	543	561
Depreciation, amortisation and impairment	1,432	1,151	1,199	1,029	993
Changes in working capital	8	200	822	(177)	169
Pensions and similar obligations less payments	(364)	(383)	(369)	(540)	(458)
Provisions less payments	32	126	(43)	9	72
Elimination of (profits)/losses on disposals	(1,460)	(725)	(236)	(215)	(476)
Non-cash charge for share-based compensation	188	228	153	105	144
Other adjustments	38	(15)	13	8	49

Cash flow from operating activities	7,854	8,099	8,516	6,639	6,818

Income tax paid	(2,311)	(1,805)	(1,680)	(1,187)	(1,328)
Net capital expenditure	(2,045)	(2,027)	(2,143)	(1,974)	(1,701)
Net interest and preference dividends paid	(398)	(411)	(360)	(403)	(424)

Free cash flow	3,100	3,856	4,333	3,075	3,365

Net cash flow (used in)/from investing activities	(341)	(1,161)	(755)	(4,467)	(1,164)
Net cash flow (used in)/from financing activities	(5,190)	(5,390)	(6,622)	411	(4,609)

Unilever Annual Report on Form 20-F 2014	Form 20-F 3

ITEM 3. KEY INFORMATION CONTINUED

	€ million	€ million	€ million	€ million	€ million
Net debt to total financial liabilities	2014	2013	2012	2011	2010
Total financial liabilities	(12,722)	(11,501)	(10,221)	(13,718)	(9,534)

Financial liabilities due within one year	(5,536)	(4,010)	(2,656)	(5,840)	(2,276)
Financial liabilities due after one year	(7,186)	(7,491)	(7,565)	(7,878)	(7,258)

Cash and cash equivalents as per balance sheet	2,151	2,285	2,465	3,484	2,316

Cash and cash equivalents as per cash flow statement	1,910	2,044	2,217	2,978	1,966
Add bank overdrafts deducted therein	241	241	248	506	350

Financial assets	671	760	401	1,453	550

Net debt	(9,900)	(8,456)	(7,355)	(8,781)	(6,668)

RATIO OF EARNINGS TO FIXED CHARGES (TIMES)

For a calculation of our ratio of earnings to fixed charges see Item 19: Exhibits – Calculation of Ratio of Earnings to Fixed Charges.

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

Following agreement at the 2009 Annual General Meetings (AGMs) and separate meetings of ordinary shareholders, the Equalisation Agreement was modified to facilitate the payment of quarterly dividends from 2010 onwards.

	2014	2013	2012	2011	2010
Dividends declared for the year
NV dividends
Dividend per €0.16	€1.14	€1.08	€0.97	€0.90	€0.83
Dividend per €0.16 (US Registry)	US $1.47	US $1.44	US $1.25	US $1.25	US $1.13

PLC dividends
Dividend per 3 1/9p	£0.90	£0.91	£0.79	£0.78	£0.71
Dividend per 3 1/9p (US Registry)	US $1.47	US $1.44	US $1.25	US $1.25	US $1.13

Dividends paid during the year
NV dividends
Dividend per €0.16	€1.12	€1.05	€0.95	€0.88	€0.82
Dividend per €0.16 (US Registry)	US $1.51	US $1.40	US $1.23	US $1.24	US $1.11

PLC dividends
Dividend per 3 1/9p	£0.91	£0.89	£0.77	£0.77	£0.71
Dividend per 3 1/9p (US Registry)	US $1.51	US $1.40	US $1.23	US $1.24	US $1.11

4 Form 20-F	Unilever Annual Report on Form 20-F 2014

ITEM 3. KEY INFORMATION CONTINUED

EXCHANGE RATES

Unilever reports its financial results and balance sheet position in euros. Other currencies which may significantly impact our financial statements are sterling and US dollars. Average and year-end exchange rates for these two currencies for the last five years are given below.

	2014	2013	2012	2011	2010
Year end
€1 = US $	1.215	1.378	1.318	1.294	1.337
€1 = £	0.781	0.833	0.816	0.839	0.862
Average
€1 = US $	1.334	1.325	1.283	1.396	1.326
€1 = £	0.807	0.849	0.811	0.869	0.858

On 25 February 2015 (the latest practicable date for inclusion in this report) the exchange rates between euros and US dollars and between euros and sterling as published in the Financial Times in London were as follows: €1 = US $1.134 and €1 = £0.734.

Noon Buying Rates in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York were as follows:

	2014	2013	2012	2011	2010
Year end
€1 = US $	1.210	1.378	1.319	1.297	1.327
Average
€1 = US $	1.330	1.328	1.286	1.393	1.326
High
€1 = US $	1.393	1.382	1.346	1.488	1.454
Low
€1 = US $	1.210	1.277	1.206	1.293	1.196

High and low exchange rate values for each of the last six months:

	September 2014	October 2014	November 2014	December 2014	January 2015	February 2015	(e)
High
€1 = US $	1.314	1.281	1.255	1.250	1.202	1.146
Low
€1 = US $	1.263	1.252	1.239	1.210	1.128	1.130

(e) Through 25 February 2015.

SHARE CAPITAL

The information set forth under the heading ‘Note 15A Share capital’ on page 110 of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference.

B. CAPITALISATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Our principal risks, as described on pages 36 and 37 of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K, excluding the cross-reference to pages 50 to 53, are incorporated by reference. The information set forth under the heading ‘Note 16 Treasury risk management’ on pages 114 to 119, ‘Note 17B Credit risk’ on page 121 and ‘Note 18 Financial instruments fair value risk’ on pages 121 to 123 of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference.

Our business is subject to risks and uncertainties. The risks that we regard as the most relevant to our business are set out on pages 36 to 37 of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K. These are the risks that we see as material to Unilever’s business and performance at this time. There may be other risks that could emerge in the future. We have undertaken certain mitigating actions that we believe help us to manage the risks identified. However, we may not be successful in deploying some or all of these mitigating actions. If the circumstances in these risk factors occur or are not successfully mitigated, our cash flow, operating results, financial position, business and reputation could be materially adversely affected. In addition, risks and uncertainties could cause actual results to vary from those described in this document, or could impact on our ability to meet our targets or be detrimental to our profitability or reputation. The list is not intended to be exhaustive and there may be other risks and uncertainties that are not mentioned that could impact our future performance or our ability to meet published targets. The risks and uncertainties should be read in conjunction with the Group’s consolidated financial statements and related notes and the portions of the Strategic Report and Corporate Governance section that are incorporated by reference from the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 on Form 6-K and other information included in or incorporated by reference in this report on Form 20-F.

Unilever Annual Report on Form 20-F 2014	Form 20-F 5

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

The information set forth under the following headings of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference:

•	‘About Unilever’ on page 41;
•	‘Developments in 2014’ on page 29;
•	‘Financial review 2014’ on pages 31 to 35;
•	‘Corporate governance compliance’ on pages 46 to 48;
•	‘Note 10 Property, plant and equipment’ on pages 105 and 106;
•	‘Note 21 Acquisitions and disposals’ on pages 125 and 126;
•	‘Our shares’ on pages 43 and 44;
•	‘Our shareholders’ on pages 44 to 46; and
•	‘Shareholder information’ on page 40 (other than ‘Website’).

In 2014 and 2013, the Group did not receive any public takeover offers by third parties in respect of NV or PLC shares or make any public takeover offers in respect of other companies’ shares.

Please refer also to ‘Financial review 2013’ within Item 5A of this report and ‘The Unilever Group’ on page 1 of this report.

B. BUSINESS OVERVIEW

The information set forth under the following headings of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference:

•	‘Note 2 Segment information’ on pages 90 and 91;
•	‘Marketing’ on page 9;
•	‘How we create sustainable value’ on pages 14 and 15;
•	‘Our markets’ on pages 12 and 13;
•	‘Our consumers’ on pages 18 to 21;
•	‘Financial review 2014’ on pages 31 to 35; and
•	‘Legal and regulatory’ on page 53.

Please refer also to ‘Financial review 2013’ within Item 5A of this report.

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

RAW MATERIALS

Our products use a wide variety of raw and packaging materials which we source internationally, and which may be subject to price volatility. Although we have seen rather more stable conditions in key commodity markets in 2014 we remain watchful for further periods of volatility in 2015.

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

COMPETITION

As a fast moving consumer goods (FMCG) company, we are competing with a diverse set of competitors. Some of these operate on an international scale like ourselves, while others have a more regional or local focus. Our business model centres on building brands which consumers know, trust, like and buy in conscious preference to competitors’. Our brands command loyalty and affinity and deliver superior performance.

INFORMATION PRESENTED

Unless otherwise stated, share refers to value share. The market data and competitive set classifications are taken from independent industry sources in the markets in which Unilever operates.

IRAN-RELATED REQUIRED DISCLOSURE

Unilever operates in Iran through a non-US subsidiary. In 2014, sales in Iran were significantly less than one percent of Unilever’s worldwide turnover. This non-US subsidiary had €627,377 in gross revenues and €164,769 in net profits attributable to the sale of home, personal care and food products to superstores controlled by the Government of Iran or affiliated entities in 2014. In addition, we advertised our products on television networks that are owned by the Government of Iran or affiliated entities. Income, payroll and other taxes, duties and fees (including for utilities) were payable to the Government of Iran and affiliated entities in connection with our operations. Our non-US subsidiary maintains bank accounts in Iran with various banks to facilitate our business in the country and make any required payments to the Government of Iran and affiliated entities. One of the financial institutions used by our non-US subsidiary is Bank Melli, an entity identified on the Specially Designated Nationals and Blocked Persons List maintained by the Office of Foreign Assets Control in the U.S. Department of the Treasury. The account maintained by our non-US subsidiary with Bank Melli was opened in 2014 in order to comply with a requirement that any value added tax collected from customers within Iran is paid to the Iranian tax authorities through an account maintained within Bank Melli. Our activities in Iran comply in all material respects with applicable laws and regulations, including US and other international trade sanctions, and we plan to continue these activities.

C. ORGANISATIONAL STRUCTURE

The information set forth under the heading ‘Note 27 Principal group companies and non-current investments’ on pages 129 and 130 of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference.

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

The information set forth under the following headings of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference:

•	‘Note 10 Property, plant and equipment’ on pages 105 and 106; and
•	‘Note 27 Principal group companies and non-current investments’ on pages 129 and 130.

6 Form 20-F	Unilever Annual Report on Form 20-F 2014

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

The information set forth under the following headings of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference:

•	‘Key financial indicators’ on page 7;
•	‘Our markets’ on pages 12 and 13;
•	‘Our shareholders’ on pages 28 to 30;
•	‘Financial review 2014’ on pages 31 to 35;
•	‘Currency risk’ on pages 116 and 117; and
•	‘Legal and regulatory’ on page 53.

Please refer also to ‘Outlook’ within Item 5D of this report.

FINANCIAL REVIEW 2013

BASIS OF REPORTING

The information set forth under the heading ‘Consolidated income statement’ on page 31 of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference.

GROUP RESULTS AND EARNINGS PER SHARE

The following discussion summarises the results of the Group during the years 2013 and 2012. The figures quoted are in euros, at current rates of exchange, being the average rates applying in each period as applicable, unless otherwise stated. Information about exchange rates between the euro, pound sterling and US dollar is given on page 5 of this report.

In 2013 and 2012, no disposals qualified to be disclosed as discontinued operations for purposes of reporting.

	2013	2012	% change
Turnover (€ million)	49,797	51,324	(3.0)
Operating profit (€ million)	7,517	6,977	8
Core operating profit (€ million)	7,016	7,050	–
Profit before tax (€ million)	7,114	6,533	9
Net profit (€ million)	5,263	4,836	9
Diluted earnings per share (€)	1.66	1.50	11
Core earnings per share (€)	1.58	1.53	3

Turnover at €49.8 billion decreased 3.0%, including a negative impact from both foreign exchange, of 5.9%, and acquisitions net of disposals of 1.1%. Underlying sales growth was 4.3% (2012: 6.9%), balanced between volume growth of 2.5% (2012: 3.4%) and pricing of 1.8% (2012: 3.3%). Emerging markets, now 57% of total turnover, were flat at reported exchange rates, with underlying sales growth of 8.7% versus 11.4% in the prior year. The Group saw a weakening in the market growth of many emerging countries, in particular during the third quarter, exacerbated by significant currency devaluation.

Operating profit was €7.5 billion, compared with €7.0 billion in 2012, up 8%. The increase was mainly driven by non-core items which were a net credit of €0.5 billion (2012: net debit €0.1 billion); core operating profit was flat at €7.0 billion. The total gain on business disposals, recognised in non-core items, was €0.7 billion.

The cost of financing net borrowings was €397 million (2012: €390 million). The average level of net debt increased following the acquisition of additional shares in Hindustan Unilever Limited while interest rate movements were favourable. The average interest rate was 3.3% on debt and 2.9% on cash deposits. The pensions financing cost was a charge of €133 million, compared to €145 million in 2012, both restated for the impact of the revision to the accounting standard IAS 19.

The effective tax rate remained consistent with 2012 at 26%. Our longer term expectation for the tax rate remains around 26%.

Net profit from joint ventures and associates, together with other income from non-current investments, contributed €127 million in 2013, compared to €91 million in the prior year. The movement is mainly due to the low prior year comparator which included an impairment of warrants associated with the disposals of the US laundry business.

Fully diluted earnings per share were €1.66, up 11% from €1.50 in the prior year, driven by higher operating profit. Core earnings per share were €1.58, up 3% from €1.53 in 2012 after a 7% headwind from currency movements.

EXPENSES WHICH MATERIALLY IMPACTED OPERATING PROFIT IN 2013

Turnover declined by €1.5 billion, due mainly to net exchange rate movements (negative €3.2 billion impact). Despite the drop in absolute turnover, there was a 0.4 percentage point improvement in core operating margin, core operating profit was almost flat (negative €34 million), and operating profit was up by €540 million with the impact of profit on disposal of Skippy and Wishbone brands.

Core operating profit improvement in Personal Care (increased by €121 million) was offset by the decline in Foods (down by €151 million). Refreshments and Home Care were broadly flat.

Cost of raw and packaging materials and goods purchased for resale (material costs) decreased by €0.8 billion, driven primarily by the exchange rate depreciation of €1.3 billion, at constant exchange rates it was up by €0.5 billion. At constant rates, the gross total input costs (before savings and including material costs, distribution and supply chain indirects) increase of €1.1 billion was more than offset by price increase of €1.0 billion, and material costs savings of €1.0 billion during the year. Gross margin improved by 1.1 percentage point to 41.6%.

Staff costs were down by €0.1 billion. Salary inflation and higher share based payment costs were more than offset by the currency devaluation in emerging markets.

Brand and marketing investment increased by €0.5 billion at constant exchange rates as we continued to invest behind our brands. The increase at current exchange rates was €0.1 billion.

The impact of input costs and investment in our brands are discussed further in our segmental disclosures, which also provide additional details of the impact of brands, products and subcategories on driving top line growth.

Unilever Annual Report on Form 20-F 2014	Form 20-F 7

ITEM 5. OPERATING AND FINANCIAL

REVIEW AND PROSPECTS CONTINUED

IMPACT OF COMMODITY COSTS ON GROSS MARGIN

During 2013, the Unilever Group faced cost inflation of over €1.1 billion. The Unilever Group actively mitigates the impact of cost inflation through a combination of price increases and costs savings to protect its margin. Hence, despite cost increases, the Unilever Group was able to improve its gross margin by 1.1 percentage points during 2013 at constant exchange rates. Specifically gross margin was protected in all four categories. Commodity costs were more stable than recent years increasing

PERSONAL CARE

	€ million	€ million	%
	2013	2012	Change
Turnover	18,056	18,097	(0.2)
Operating profit	3,078	2,925	5.2
Core operating profit	3,206	3,085	3.9
Core operating margin (%)	17.8	17.0	0.8

Underlying sales growth (%)	7.3	10.0
Underlying volume growth (%)	5.5	6.5
Effect of price changes (%)	1.7	3.3

KEY DEVELOPMENTS

•	Personal Care delivered another year of strong underlying growth, although exchange rate movements (6.8%) led to turnover being almost unchanged on 2012. Underlying sales growth of 7.3% was broad-based across all sub-categories; hair care, skin cleansing and skin care, deodorants and oral care growing more than 5%. Underlying volume increased by 5.5%, while the price growth, at 1.7%, was lower than 2012 which had included more commodity cost driven increases. Growth was supported by innovations like Dove Repair Expertise in more than 50 markets, Vaseline Spray & Go moisturisers and the Axe Apollo campaign across more than 70 countries.
•	Core operating profit at €3.2 billion improved by €121 million over 2012 despite a €291 million reduction from exchange rate movements. Underlying sales growth contributed €224 million and higher core operating margin, driven by improved mix and savings, added €188 million.

REFRESHMENT

	€ million	€ million	%
	2013	2012	Change
Turnover	9,369	9,726	(3.7)
Operating profit	851	908	(6.3)
Core operating profit	856	908	(5.7)
Core operating margin (%)	9.1	9.3	(0.2)

Underlying sales growth (%)	1.1	6.3
Underlying volume growth (%)	(1.8)	2.4
Effect of price changes (%)	2.9	3.9

KEY DEVELOPMENTS

•	Refreshment turnover declined by 3.7%, due to exchange rate movements (4.7%). Underlying sales grew 1.1%, with price contributing strongly at 2.9%. Underlying volumes were down by 1.8% due to declines in our US ice cream business where we withdrew from some low margin products and in Italy where the weak economy affected ice cream sales. Tea grew well, driven by improved tasting Lipton Yellow Label tea-bags with tea essence. Sales of AdeS soy drinks were lower following a product recall in the first half of the year.
•	Core operating profit at €0.9 billion was €52 million lower than 2012, as a result of a €45 million adverse impact of exchange rates. Underlying sales growth added €10 million. Core operating margin was lower by 0.2 percentage points as a result of higher advertising and promotions (up by 0.3 percentage points) and the impact of the AdeS recall.

by around 4% in 2013. Our Foods category is impacted by vegetable oil prices and petrochemicals materially affect our Home Care category, where we have protected our margins in both categories. There are no other commodities that have a material impact.

Part of our commodity risk, principally vegetable oils and petrochemicals, is hedged using a combination of physical contracts as well as derivatives (futures and options).

FOODS

	€ million	€ million	%
	2013	2012	Change
Turnover	13,426	14,444	(7.0)
Operating profit	3,064	2,601	17.8
Core operating profit	2,377	2,528	(6.0)
Core operating margin (%)	17.7	17.5	0.2

Underlying sales growth (%)	0.3	1.8
Underlying volume growth (%)	(0.6)	(0.9)
Effect of price changes (%)	0.9	2.7

KEY DEVELOPMENTS

•	Foods turnover declined, by 7.0%, entirely due to exchange rate movements (3.8%) and business disposals of (3.7%). Underlying sales grew 0.3%, including a positive contribution from price of 0.9%. Underlying volumes were 0.6% lower because of market weakness in spreads. Spreads performance improved in the second half with positive responses to the re-launch of Flora in the UK and new variants in Europe and the US. Our biggest Foods brands, Knorr and Hellmann’s, both grew well, particularly in emerging markets. Knorr jelly bouillons and baking bags continue to grow rapidly with the addition of new variants. Sales of soups and sauces in the developed markets declined.
•	Core operating profit at €2.4 billion was €151 million lower than the prior year after an €107 million adverse impact from exchange rates and a reduction of €83 million from disposals. Core operating margin was up by 0.2 percentage points, adding €31 million to core operating profit. The increase from improved mix and savings was offset by higher advertising and promotions. Operating profit increased due to business disposals.

HOME CARE

	€ million	€ million	%
	2013	2012	Change
Turnover	8,946	9,057	(1.2)
Operating profit	524	543	(3.5)
Core operating profit	577	529	9.1
Core operating margin (%)	6.4	5.8	0.6

Underlying sales growth (%)	8.0	10.3
Underlying volume growth (%)	5.7	6.2
Effect of price changes (%)	2.1	3.9

KEY DEVELOPMENTS

•	Home Care again showed strong underlying growth, but this was offset by exchange rate movements (8.6%) to leave turnover down 1.2%. Underlying sales grew 8.0%, with volumes up 5.7%. Price growth of 2.1% was lower than 2012 which had included more commodity cost driven increases. Laundry growth has been driven by innovations such as a new formulation for Omo with wash boosters, and a new Small & Mighty concentrated liquid detergent in Europe. Comfort fabric conditioners grew rapidly, supported by the success of an Aromatherapy range in South East Asia. Household Care also grew well, helped by the launch of Cif and Domestos in Brazil.
•	Core operating profit at €0.6 billion was broadly unchanged on last year after an adverse €59 million from exchange rates. Underlying sales growth added €42 million. Core operating margin increased by 0.6 percentage points, adding €65 million, with higher gross margins, including the benefit of the low cost business model programme partly offset by increased advertising and promotions.

8 Form 20-F	Unilever Annual Report on Form 20-F 2014

ITEM 5. OPERATING AND FINANCIAL

REVIEW AND PROSPECTS CONTINUED

NON-GAAP MEASURES

The information set forth under the heading ‘Non-GAAP measures’ on pages 34 and 35 of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference.

UNDERLYING SALES GROWTH (USG)

The reconciliation of USG to changes in the GAAP measure turnover is as follows:

TOTAL GROUP

	2013 vs 2012	2012 vs 2011
Underlying sales growth (%)	4.3	6.9
Effect of acquisitions (%)	–	1.8
Effect of disposals (%)	(1.1)	(0.7)
Effect of exchange rates (%)	(5.9)	2.2
Turnover growth (%)(a)	(3.0)	10.5

PERSONAL CARE
	2013 vs 2012	2012 vs 2011
Underlying sales growth (%)	7.3	10.0
Effect of acquisitions (%)	–	4.4
Effect of disposals (%)	(0.2)	(0.5)
Effect of exchange rates (%)	(6.8)	2.3
Turnover growth (%)(a)	(0.2)	17.0

FOODS
	2013 vs 2012	2012 vs 2011
Underlying sales growth (%)	0.3	1.8
Effect of acquisitions (%)	–	–
Effect of disposals (%)	(3.7)	(1.5)
Effect of exchange rates (%)	(3.8)	3.0
Turnover growth (%)(a)	(7.0)	3.3

REFRESHMENT
	2013 vs 2012	2012 vs 2011
Underlying sales growth (%)	1.1	6.3
Effect of acquisitions (%)	0.1	0.8
Effect of disposals (%)	–	0.7
Effect of exchange rates (%)	(4.7)	2.4
Turnover growth (%)(a)	(3.7)	10.5

HOME CARE
	2013 vs 2012	2012 vs 2011
Underlying sales growth (%)	8.0	10.3
Effect of acquisitions (%)	0.1	0.6
Effect of disposals (%)	–	(1.1)
Effect of exchange rates (%)	(8.6)	0.6
Turnover growth (%)(a)	(1.2)	10.4

(a)	Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

UNDERLYING VOLUME GROWTH (UVG)

Underlying Volume Growth or “UVG” is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (i) the increase in turnover attributable to the volume of products sold; and (ii) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact on USG due to changes in prices.

The relationship between the two measures is set out below:

	2013 vs 2012	2012 vs 2011
Underlying volume growth (%)	2.5	3.4
Effect of price changes (%)	1.8	3.3
Underlying sales growth (%)	4.3	6.9

FREE CASH FLOW (FCF)

Within the Unilever Group, free cash flow (FCF) is defined as cash flow from operating activities, less income taxes paid, net capital expenditures and net interest payments and preference dividends paid. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. FCF reflects an additional way of viewing our liquidity that we believe is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund our strategic initiatives, including acquisitions, if any.

The reconciliation of FCF to net profit is as follows:

	€ million 2013	€ million 2012
Net profit	5,263	4,836
Taxation	1,851	1,697
Share of net profit of joint ventures/associates and other income from non-current investments	(127)	(91)
Net finance cost	530	535
Depreciation, amortisation and impairment	1,151	1,199
Changes in working capital	200	822
Pensions and similar obligations less payments	(383)	(369)
Provisions less payments	126	(43)
Elimination of (profits)/losses on disposals	(725)	(236)
Non-cash charge for share-based compensation	228	153
Other adjustments	(15)	13
Cash flow from operating activities	8,099	8,516

Income tax paid	(1,805)	(1,680)
Net capital expenditure	(2,027)	(2,143)
Net interest and preference dividends paid	(411)	(360)
Free cash flow	3,856	4,333

Net cash flow (used in)/from investing activities	(1,161)	(755)
Net cash flow (used in)/from financing activities	(5,390)	(6,622)

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

The reconciliation of core operating profit to operating profit is as follows:

	€ million 2013	€ million 2012
Operating profit	7,517	6,977
Acquisition and disposal related costs	112	190
(Gain)/loss on disposal of group companies	(733)	(117)
Impairments and other one-off items	120	–
Core operating profit	7,016	7,050
Turnover	49,797	51,324
Operating margin	15.1%	13.6%
Core operating margin	14.1%	13.7%

Unilever Annual Report on Form 20-F 2014	Form 20-F 9

ITEM 5. OPERATING AND FINANCIAL

REVIEW AND PROSPECTS CONTINUED

NET DEBT

The reconciliation of net debt to the GAAP measure of total financial liabilities is as follows:

	€ million 2013	€ million 2012
Total financial liabilities	(11,501)	(10,221)

Current financial liabilities	(4,010)	(2,656)
Non-current financial liabilities	(7,491)	(7,565)

Cash and cash equivalents as per balance sheet	2,285	2,465
Cash and cash equivalents as per cash flow statement	2,044	2,217
Bank overdrafts deducted therein	241	248

Current financial assets	760	401
Net debt	(8,456)	(7,355)

ACQUISITIONS AND DISPOSALS

The information set forth under the following headings of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference:

•	‘Note 21 Acquisitions and disposals’ on pages 125 to 126; and
•	‘Consolidated cash flow statement’ on page 87.

On 30 July 2012, the Group announced a definitive agreement to sell its North American frozen meals business to ConAgra Foods, Inc. for a total cash consideration of US $265 million. The deal was completed on 19 August 2012.

Further to the acquisition in December 2011, the Group acquired the remaining 18% of the outstanding share capital in Concern Kalina in 2012.

The Group’s capital expenditure is mainly on purchase of property, plant and equipment as well as acquisition of group companies.

B. LIQUIDITY AND CAPITAL RESOURCES

(I) INFORMATION REGARDING THE GROUP’S LIQUIDITY

The information set forth under the following headings of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference:

•	‘Balance sheet’ on page 33;
•	‘Note 16B Management of market risk’ on pages 116 to 118;
•	‘Note 16A Management of liquidity risk’ on page 114 to 116;
•	‘Note 15 Capital and funding’ on pages 109 and 110;
•	‘Going concern’ on page 78;
•	‘Cash flow’ on page 33;
•	‘Consolidated cash flow statement’ on page 87;
•	‘Note 15C Financial liabilities’ on pages 112 and 113;
•	‘Note 17A Financial assets’ on pages 120 and 121; and
•	‘Note 17 Investment and return’ on pages 119 to 121.

Please refer also to ‘Contractual obligations at 31 December 2014’ on page 11 within Item 5F of this report

FINANCIAL INSTRUMENTS AND RISK

The key financial instruments used by Unilever are short-term and long-term borrowings, cash and cash equivalents, and certain plain vanilla derivative instruments, principally comprising interest rate swaps and foreign exchange contracts. Treasury processes are governed by standards approved by the Unilever Leadership Executive. Unilever manages a variety of market risks, including the effects of changes in foreign exchange rates, interest rates, commodity costs and liquidity.

The information set forth under the heading ‘Note 16 Treasury risk management’ on pages 114 to 119 of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference.

(II) INFORMATION REGARDING THE TYPE OF FINANCIAL INSTRUMENTS USED, THE MATURITY PROFILE OF DEBT, CURRENCY AND INTEREST RATE STRUCTURE

The information set forth under the following headings of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference:

•	‘Note 15 Capital and funding’ on pages 109 and 110;
•	‘Note 15C Financial liabilities’ on pages 112 and 113;
•	‘Note 17A Financial assets’ on pages 120 and 121;
•	‘Note 16 Treasury risk management’ on pages 114 to 119;
•	‘Note 17 Investment and return’ on pages 119 to 121;
•	‘Note 18 Financial instruments fair value risk’ on pages 121 to 123; and
•	‘Our risk appetite and approach to risk management’ on page 49.

Please also refer to ‘Information regarding the Group’s liquidity’ within Item 5B(I) of this report.

(III) INFORMATION REGARDING THE GROUP’S MATERIAL COMMITMENTS FOR CAPITAL EXPENDITURE

The information set forth under the following headings of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference:

•	‘Note 20 Commitments and contingent liabilities’ on pages 124 and 125; and
•	‘Note 10 Property, plant and equipment’ on pages 105 and 106.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.

The information set forth under the heading ‘Innovation’ on page 8 and ‘Note 3 Gross profit and operating costs’ on page 92 and ‘Our Value Chain’ on page 9 of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference.

D. TREND INFORMATION

Please refer also to Item 3D ‘Risk factors’ on page 5 of this report.

The information set forth under the following headings of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference:

•	‘Our markets’ on pages 12 and 13; and
•	‘Financial review 2014’ on pages 31 to 35.

OUTLOOK

We expect the economic pressures to continue. Consumer demand in emerging markets is likely to remain subdued for some time to come. There is still little sign of a recovery in Europe and while conditions in North America have improved, any increase in consumer demand is likely to be slow and shoppers will remain focused on value. We are also prepared for managing any continuing volatility on the world’s currency markets and for what could be fluctuations in commodity costs as a result of the reduction in oil prices. At the same time, we expect the levels of competitive activity – both from global competitors and, increasingly, from local players – to remain high in 2015. Despite these pressures, we are confident that with the many positive changes we have already made to Unilever we are well placed to continue delivering our objectives of volume growth ahead of our markets, steady and sustainable improvements in core operating margin and strong cash flow.

Please refer also to ‘Financial review 2013’ within Item 5A of this report.

E. OFF-BALANCE SHEET ARRANGEMENTS

The information set forth under the following headings of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference:

•	‘Note 16 Treasury risk management’ on pages 114 to 119;
•	‘Note 18 Financial instruments fair value risk’ on pages 121 to 123; and
•	‘Note 20 Commitments and contingent liabilities’ on pages 124 and 125.

10 Form 20-F	Unilever Annual Report on Form 20-F 2014

ITEM 5. OPERATING AND FINANCIAL

REVIEW AND PROSPECTS CONTINUED

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

CONTRACTUAL OBLIGATIONS AT 31 DECEMBER 2014

	€ million	€ million	€ million	€ million	€ million
	Total	Due within 1 year	Due in 1-3 years	Due in 3-5 years	Due in over 5 years
Long-term debt	11,770	5,067	2,002	1,554	3,147
Interest on financial liabilities	2,588	296	471	383	1,438
Operating lease obligations	2,327	390	624	547	766
Purchase obligations(a)	257	222	35	–	–
Finance leases	305	25	71	37	172
Other long-term commitments	1,768	812	813	102	41
Total	19,015	6,812	4,016	2,623	5,564

(a)	For raw and packaging materials and finished goods.

Unilever’s contractual obligations at the end of 2014 included capital expenditure commitments, borrowings, lease commitments and other commitments. A summary of certain contractual obligations at 31 December 2014 is provided in the preceding table.

The information set forth under the following headings of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference:

•	‘Note 10 Property, plant and equipment’ on pages 105 and 106;
•	‘Note 15C Financial liabilities’ on pages 112 and 113;
•	‘Note 16A Management of liquidity risk’ on page 114 to 116; and
•	‘Note 20 Commitments and contingent liabilities’ on pages 124 and 125.

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

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high-quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high ethical standards; and managing regulatory, tax and legal matters.

Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group’s Annual Report on Form 20-F for the year ended 31 December 2014 and the Annual Report and Accounts 2014. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

(I) NAME, EXPERIENCE AND FUNCTIONS

The information set forth under the following headings of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference:

•	‘Unilever Leadership Executive (ULE)’ on page 55;
•	‘Board of Directors’ on page 54; and
•	‘Boards’ on pages 41.

(II) ACTIVITIES OUTSIDE THE ISSUING COMPANY

The information set forth under the headings ‘Board of Directors’ and ‘Unilever Leadership Executive (ULE)’ on pages 54 and 55 of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference.

(III) AGE

The information set forth under the headings ‘Board of Directors’ and ‘Unilever Leadership Executive (ULE)’ on pages 54 and 55 of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference.

(IV) FAMILY RELATIONSHIP

There are no family relationships between any of our Executive Directors, members of the ULE or Non-Executive Directors.

(V) OTHER ARRANGEMENTS

The information set forth under the heading ‘Independence and Conflicts’ (second paragraph) on page 43 of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference.

None of our Non-Executive Directors, Executive Directors or other key management personnel are elected or appointed under any arrangement or understanding with any major shareholder, customer, supplier or otherwise.

B. COMPENSATION

The information set forth under the following headings of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference:

•	‘Implementation of the remuneration policy in 2015 for Executive Directors’ on pages 65 and 67;
•	‘Single figure of remuneration and implementation of the remuneration policy in 2014 for Executive Directors (Audited)’ on pages 67 to 70;
•	‘Balance sheet’ on page 33;
•	‘Single figure of remuneration in 2014 for Non-Executive Directors (Audited)’ on page 74;
•	‘Note 4A Staff and management costs – key management compensation‘ on page 93;
•	‘Note 4B Pensions and similar obligations’ on pages 93 to 98; and
•	‘Note 4C Share-based compensation plans’ on pages 98 and 99.

Unilever Annual Report on Form 20-F 2014	Form 20-F 11

ITEM 6. DIRECTORS, SENIOR MANAGEMENT

AND EMPLOYEES CONTINUED

C. BOARD PRACTICES

The information set forth under the following headings of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference:

•	‘Board of Directors’ and ‘Unilever Leadership Executive (ULE)’ on pages 54 and 55;
•	‘Appointment’ on page 42;
•	‘Appointment and re-appointment of Directors’ on pages 60 and 61;
•	‘Non-Executive Directors’ letters of appointment’ on page 75;
•	‘Boards’ on page 41;
•	‘Board Committees’ on page 41;
•	‘Report of the Audit Committee’ on pages 56 and 57; and
•	‘Directors’ Remuneration Report’ on pages 62 to 77.

SERVICE CONTRACTS

POLICY IN RELATION TO EXECUTIVE SERVICE CONTRACTS AND PAYMENTS IN THE EVENT OF LOSS OF OFFICE

PROVISION	CURRENT SERVICE CONTRACTS

NOTICE PERIOD	•	12 months’ notice from Unilever;
	•	6 months’ notice from the Executive Director.

This is in line with both the practice of many comparable companies and the entitlement of other senior executives in Unilever.
The intention is that the notice period for any new Executive Directors would reflect the above policy.

EXPIRY DATE	•	Starting dates of the service contracts:

CEO: 1 October 2008 (signed on 7 October 2008);
CFO: 1 February 2010 (signed on 19 March 2010).

	•	Both service contracts shall end upon termination.
	•	The service agreements are available to shareholders to view at the AGMs or on request from the Company Secretary.

TERMINATION PAYMENTS	•	A payment in lieu of notice can be made of no more than one year’s base salary, fixed allowance and other benefits unless the Boards, at the proposal of the Compensation Committee (the Committee), find this manifestly unreasonable given the circumstances or unless dictated by applicable law.
	•	If applicable, the Executive Director shall be credited with 12 months’ service for the purposes of any pension schemes based on length of service.

OTHER ELEMENTS	•	Executive Directors may, at the discretion of the Boards, remain eligible to receive an annual bonus for the financial year in which they cease employment. Such annual bonus will be determined by the Committee taking into account time in employment and performance.
	•	Treatment of share awards as set out below.
	•	All-employee share arrangements will be treated in accordance with HMRC approved terms.
	•	Other payments, such as legal or other professional fees, repatriation or relocation costs and/or outplacement fees, may be paid if it is considered appropriate.

LEAVER PROVISIONS IN PLAN RULES

	‘GOOD LEAVERS’ AS DETERMINED BY THE COMMITTEE IN ACCORDANCE WITH THE PLAN RULES*	LEAVERS IN OTHER CIRCUMSTANCES*	CHANGE OF CONTROL Such circumstances include (but may not be limited to) a takeover or a merger of the Group.
INVESTMENT SHARES (MCIP)	• Investment shares are transferred in full upon termination (and are transferred to the personal representative of the Executive Director in the event of his or her death).	• Investment shares are transferred in full upon termination.

•    Investment shares are transferred in full at the time of the change of control.

•    Alternatively, participants may be required to exchange the investment shares for equivalent shares in the acquiring company in the event of a reorganisation of the Group.

MATCHING SHARES (MCIP) AND PERFORMANCE SHARES (GSIP)

•    Awards will normally vest following the end of the original performance period, taking into account performance and pro-rated for time in employment (unless the Boards on the proposal of the Committee determine otherwise).

•    Alternatively, the Boards may determine that awards shall vest upon termination based on performance at that time and pro-rated for time in employment (unless the Boards on the proposal of the Committee determine otherwise).

• Awards will normally lapse upon termination.

•    In accordance with Dutch law, matching shares and performance shares are shares that are obtained as part of the Executive Director’s remuneration. Therefore, their value is frozen in a period for four weeks before an announcement of a public offer and four weeks after the conclusion of a public offer. Any increase in value in this period has to be reclaimed by Unilever from the Executive Director upon retirement or sale of these shares, if at that time the value of the shares is higher than the value four weeks before the announcement of the public offer.

•    Awards will vest based on performance at the time of the change of control and the Boards, at the proposal of the Committee, have the discretion to pro-rate for time.

•    Alternatively, participants may be required to exchange the awards for equivalent awards over shares in the acquiring company in the event of a reorganisation of the Group.

*	An Executive Director will usually be treated as a good leaver if he or she leaves due to death, ill-health, injury or disability, retirement with Unilever’s agreement or redundancy. The Boards may decide to treat an Executive Director who leaves in other circumstances as a good leaver. An Executive Director will not be treated as a good leaver if he or she chooses to leave for another job elsewhere, if he or she is summarily dismissed or leaves because of concerns about performance. In deciding whether or not to treat an Executive Director as a good leaver, the Boards will have regard to his or her performance in the role.

12 Form 20-F	Unilever Annual Report on Form 20-F 2014

ITEM 6. DIRECTORS, SENIOR MANAGEMENT

AND EMPLOYEES CONTINUED

If Unilever is affected by a demerger, special distribution or other transaction which may affect the value of awards, the Committee may allow matching shares under the MCIP and performance shares under the GSIP to vest early over such number of shares as it shall determine (to the extent that any performance conditions have been met) and may be pro-rated to reflect the acceleration of vesting at the Committee’s discretion.

REMUNERATION COMMITTEE

The Remuneration Committee reviews the remuneration of the Executive and Non-Executive Directors and the tier of management directly below the Boards. It also has responsibility for the cash and executive and all employee share-based incentive plans and the leadership, development, remuneration policy and performance evaluation of the Unilever Leadership Executive and senior corporate executives.

D. EMPLOYEES

The information set forth under the following headings of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference:

•	‘Note 4A Staff and management costs – Average number of employees during the year’ on page 93.

The average number of employees during 2014 included 8,980 seasonal and 25,358 plantation workers. We believe our relationship with our employees and any labour unions of which they may be part is satisfactory in all material respects.

E. SHARE OWNERSHIP

The information set forth under the following headings of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference:

•	‘Single figure of remuneration and implementation of the remuneration policy in 2014 for Executive Directors (Audited)’ on page 67;
•	‘Elements of remuneration’ on pages 65 to 67;
•	‘Single figure of remuneration in 2014 for Non-Executive Directors (Audited)’ on page 74; and
•	‘Note 4C Share-based compensation plans’ on pages 98 and 99.

GLOBAL EMPLOYEE SHARE PLANS (SHARES)

In November 2014, Unilever’s new global employee plan ‘SHARES’ was launched in 17 countries. SHARES gives eligible Unilever employees below senior management level the opportunity to invest between EUR 25 and EUR 200 per month from their net salary in Unilever shares. For every three shares our employees buy (Investment Shares), Unilever will give them one free Match Share, which will vest if employees hold their Investment Shares for at least three years. The Matching Shares are not subject to any performance conditions. SHARES will be further rolled out globally in 2015. Executive Directors are not eligible to participate in SHARES. No SHARES awards have been made as of the date of this document.

NORTH AMERICAN SHARE PLANS

Unilever also maintains share plans for its North American employees that are governed by an umbrella plan referred to as the Unilever North America Omnibus Equity Compensation Plan. These plans are the North American equivalents of the GSIP, MCIP and SHARES plans. The rules governing these share plans are materially the same as the rules governing the GSIP, MCIP and SHARES plans, respectively. However, the plans contain non-competition and non-solicitation covenants and they are subject to US and Canadian employment and tax laws. The plans are administered by the North America Compensation Committee of Unilever United States Inc. and they are governed by New York law.

The foregoing description of the Unilever North America Omnibus Equity Compensation Plan does not purport to be complete and is qualified in its entirety by reference to the Unilever North America Omnibus Equity Compensation Plan, including all amendments thereto, filed as Exhibit 99.1 to the Form S-8 filed with the SEC on 6 December 2012, which is incorporated herein by reference.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The information set forth under the following headings of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference:

•	‘Trust office’ on pages 43 and 44;
•	‘About Unilever’ on page 41; and
•	‘Our shareholders’ on pages 44 to 46.

The voting rights of the significant shareholders of NV and PLC are the same as for other holders of the class of share held by such significant shareholder.

The principal trading markets upon which Unilever shares are listed are Euronext Amsterdam for NV ordinary and preference shares and the depositary receipts of these NV ordinary and preference shares, and the London Stock Exchange for PLC ordinary shares. NV ordinary shares mainly trade in the form of depositary receipts for shares.

In the United States, NV New York Registry Shares and PLC American Depositary Receipts are traded on the New York Stock Exchange. Deutsche Bank Trust Company Americas (Deutsche Bank) acts for NV and PLC as issuer, transfer agent and, in respect of the PLC American Depositary Receipts, depositary.

There have not been any significant trading suspensions in the past three years.

At 25 February 2015 (the latest practicable date for inclusion in this report), there were 4,998 registered holders of NV New York Registry Shares and 1,007 registered holders of PLC American Depositary Receipts in the United States. We estimate that approximately 12% of NV’s ordinary shares were held in the United States (approximately 12% in 2013), while most holders of PLC ordinary shares are registered in the United Kingdom – approximately 98% in 2014 and in 2013.

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

If you are a shareholder of NV, you have an interest in a Dutch legal entity, your dividends will be paid in euros (converted into US dollars if you have shares registered in the United States) and you may be subject to tax in the Netherlands. If you are a shareholder of PLC, your interest is in a UK legal entity, your dividends will be paid in sterling (converted into US dollars if you have American Depositary Receipts) and you may be subject to UK tax. Nevertheless, the Equalisation Agreement means that as a shareholder of either company you effectively have an interest in the whole of Unilever. On a going concern basis, you have largely equal rights over our combined net profit and capital reserves as shown in the consolidated accounts.

Unilever Annual Report on Form 20-F 2014	Form 20-F 13

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS CONTINUED

To our knowledge, the Unilever Group is not owned or controlled, directly or indirectly, by another corporation, any foreign government or by any other legal or natural person. We are not aware of any arrangements the operation of which may at any subsequent date result in a change of control of Unilever.

B. RELATED PARTY TRANSACTIONS

The information set forth under the heading ‘Note 23 Related party transactions’ on page 127 of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference.

Transactions with related parties are conducted in accordance with agreed transfer pricing policies and include sales to joint ventures and associates. Other than those disclosed in the Group’s Annual Report and Accounts (and incorporated herein as above), there were no related party transactions that were material to the Group or to the related parties concerned that are required to be reported in 2014.

C. INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Please refer also to Item 18 ‘Financial statements’ on page 22 to 28 of this report.

The information set forth under the following headings of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference:

•	‘Financial statements’ on page 78 and pages 84 to 130;
•	‘Legal proceedings’ on page 125; and
•	‘Financial calendar’ on page 40

Also see ‘Dividend record’ on page 4 of this report.

B. SIGNIFICANT CHANGES

The information set forth in ‘Note 26 Events after the balance sheet date’ on page 128 of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

Please refer to information given on page 13 under Item 7A ‘Major shareholders’.

SHARE PRICES AT 31 DECEMBER 2014

The share prices of the ordinary shares at the end of the year were as follows:

NV per €0.16 ordinary share in Amsterdam	€32.64
NV per €0.16 ordinary share in New York	US $39.04
PLC per 3 1/9p ordinary share in London	£26.28
PLC per 3 1/9p ordinary share in New York	US $40.48

MONTHLY HIGH AND LOW PRICES FOR THE MOST RECENT SIX MONTHS

		September 2014	October 2014	November 2014	December 2014	January 2015	February 2015	(a)
NV per €0.16 ordinary share in Amsterdam (in €)	High	32.54	31.15	32.76	33.49	38.68	38.50
	Low	30.89	28.96	30.55	30.95	31.55	36.42
NV per €0.16 ordinary share in New York (in US $)	High	42.20	39.31	40.64	41.02	43.88	43.47
	Low	39.34	37.14	38.25	38.48	37.64	41.79
PLC per 3 1/9p ordinary share in London (in £)	High	27.29	25.48	27.06	27.29	29.52	29.14
	Low	25.52	24.06	24.75	25.42	25.73	27.49
PLC per 3 1/9p ordinary share in New York (in US $)	High	44.61	41.29	42.14	42.42	44.67	44.14
	Low	41.71	38.97	39.95	39.63	39.03	42.67

(a) Through 25 February 2015.

14 Form 20-F	Unilever Annual Report on Form 20-F 2014

ITEM 9. THE OFFER AND LISTING CONTINUED

QUARTERLY HIGH AND LOW PRICES FOR 2014 AND 2013

			1st Quarter 2014	2nd Quarter 2014	3rd Quarter 2014	4th Quarter 2014
NV per €0.16 ordinary share in Amsterdam (in €)		High	29.96	32.59	32.54	33.49
		Low	27.16	29.70	30.05	28.96
NV per €0.16 ordinary share in New York (in US $)		High	41.12	44.31	44.08	41.02
		Low	36.72	40.57	39.34	37.14
PLC per 3 1/9p ordinary share in London (in £)		High	25.61	27.26	27.29	27.29
		Low	23.06	25.37	25.42	24.06
PLC per 3 1/9p ordinary share in New York (in US $)		High	42.78	45.85	45.85	42.42
		Low	37.85	42.00	41.71	38.97

			1st Quarter 2013	2nd Quarter 2013	3rd Quarter 2013	4th Quarter 2013
NV per €0.16 ordinary share in Amsterdam (in €)		High	31.96	32.89	31.84	29.39
		Low	28.58	28.82	28.25	27.50
NV per €0.16 ordinary share in New York (in US $)		High	41.19	42.78	41.58	40.28
		Low	37.95	37.94	37.28	37.27
PLC per 3 1/9p ordinary share in London (in £)		High	27.84	28.85	28.20	25.48
		Low	23.78	25.16	24.30	23.19
PLC per 3 1/9p ordinary share in New York (in US $)		High	42.24	43.54	42.67	41.20
		Low	38.38	39.00	38.06	37.67
ANNUAL HIGH AND LOW PRICES
		2014	2013	2012	2011	2010
NV per €0.16 ordinary share in Amsterdam (in €)	High	33.49	32.89	29.50	26.58	24.11
	Low	27.16	27.50	24.56	21.00	20.68
NV per €0.16 ordinary share in New York (in US $)	High	44.31	42.78	38.75	35.06	33.10
	Low	36.72	37.27	30.79	29.07	26.02
PLC per 3 1/9p ordinary share in London (in £)	High	27.29	28.85	24.29	21.73	20.09
	Low	23.06	23.19	19.94	17.93	16.62
PLC per 3 1/9p ordinary share in New York (in US $)	High	45.85	43.54	39.37	34.30	32.41
	Low	37.85	37.67	31.04	28.65	25.74

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

This information is set forth under the heading ‘The Unilever Group’ on page 1 of this report.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. ARTICLES OF ASSOCIATION

The information set forth under the following headings of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference:

•	‘About Unilever’ on page 41;
•	‘Corporate governance’ on pages 41 to 48;
•	‘Appointment and re-appointment of Directors’ on pages 60 and 61;
•	‘Note 15A Share capital’ on page 110;
•	‘Minimum shareholding requirement and Executive Director share interests (Unaudited)’ on page 71.

Unilever Annual Report on Form 20-F 2014	Form 20-F 15

ITEM 10. ADDITIONAL INFORMATION

CONTINUED

DIRECTORS’ BORROWING POWERS

The borrowing powers of NV Directors on behalf of NV are not limited by NV’s Articles of Association. PLC Directors have the power to borrow on behalf of PLC up to three times the PLC proportion of the adjusted capital and reserves of the Unilever Group, as defined in PLC’s Articles of Association, without the approval of shareholders (by way of an ordinary resolution).

ALLOCATION OF PROFITS

Under NV’s Articles of Association, available profits are distributed first to 7% and 6% cumulative preference shareholders by a dividend of 7% and 6%, respectively, calculated on the basis of the original nominal value of one thousand Dutch guilders converted to euros at the official conversion rate. The remaining profits are distributed to ordinary shareholders in proportion to the nominal value of their holdings.

Distributable profits of PLC are paid first at the rate of 5% per year on the paid-up nominal capital of 3 1/9p of the ordinary shares, in a further such dividend and then at the rate of 6% per year on the paid-up nominal capital of the deferred stock of £100,000. The surplus is paid by way of a dividend on the ordinary shares.

LAPSE OF DISTRIBUTIONS

The right to cash and the proceeds of share distributions by NV lapses five and 20 years, respectively, after the first day the distribution was obtainable. Unclaimed amounts revert to NV. Any PLC dividend unclaimed after 12 years from the date of the declaration of the dividend reverts to PLC.

REDEMPTION PROVISIONS AND CAPITAL CALL

Under Dutch law, NV may only redeem treasury shares (including shares underlying depositary receipts) or shares whose terms permit redemption. Outstanding PLC ordinary shares and deferred shares cannot be redeemed. NV and PLC may make capital calls on money unpaid on shares and not payable on a fixed date. NV and PLC only issue fully paid shares.

MODIFICATION OF RIGHTS

Modifications to NV’s or PLC’s Articles of Association must be approved by a general meeting of shareholders. Any modification that prejudices the rights of 7% or 6% cumulative preference shareholders of NV must be approved by three quarters of votes cast (excluding treasury shares) at a meeting of affected holders. Modifications that prejudicially affect the rights and privileges of a class of PLC shareholders require the written consent of three quarters of the affected holders (excluding treasury shares) or a special resolution passed at a general meeting of the class at which at least two persons holding or representing at least one third of the paid-up capital (excluding treasury shares) must be present. Every shareholder is entitled to one vote per share held on a poll and may demand a poll vote. At any adjourned general meeting, present affected class holders may establish a quorum.

SINKING FUND AND CHANGE IN CONTROL

Not applicable.

Please also refer to ‘The Unilever Group’ on page 1 of this report.

C. MATERIAL CONTRACTS

The information set forth under the following headings of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference:

•	‘Note 21 Acquisition and disposals’ on pages 125 and 126; and
•	‘About Unilever’ on page 41.

The descriptions of the foundation agreements set forth in the Group’s Annual Report and Accounts 2014 do not purport to be complete and are qualified in their entirety by reference to the Equalisation Agreement between Unilever N.V. and Unilever PLC, the Deed of Mutual Covenants and the Agreement for Mutual

Guarantees of Borrowing, including all amendments thereto, filed as Exhibits 4.1(a), 4.1(b) and 4(c), respectively, to this report, which are incorporated herein by reference.

D. EXCHANGE CONTROLS

Under the Dutch External Financial Relations Act of 25 March 1994, the Minister of Finance is authorised to issue regulations relating to financial transactions concerning the movement of capital to or from other countries with respect to direct investments, establishment, the performing of financial services, the admission of negotiable instruments or goods with respect to which regulations have been issued under the Import and Export Act in the interest of the international legal system or an arrangement relevant thereto. These regulations may contain a prohibition to perform any of the actions indicated in those regulations without a licence. To date, no regulations of this type, have been issued which are applicable to NV.

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

TAXATION ON DIVIDENDS IN THE NETHERLANDS

As of 1 January 2007, dividends paid by companies in the Netherlands are in principle subject to dividend withholding tax of 15%. Where a shareholder is entitled to the benefits of the current Income Tax Convention (the Convention) concluded on 18 December 1992 between the United States and the Netherlands, when dividends are paid by NV to:

•	a corporation organised under the laws of the United States (or any territory of it) having no permanent establishment in the Netherlands of which such shares form a part of the business property; or
•	any other legal person subject to United States Federal Income Tax with respect to its worldwide income, having no permanent establishment in the Netherlands of which such shares form a part of the business property, these dividends qualify for a reduction of withholding tax on dividends in the Netherlands from 15% to 5%, if the beneficial owner is a company which directly holds at least 10% of the voting power of NV shares.

Where a United States person has a permanent establishment in the Netherlands, which has shares in NV forming part of its business property, dividends it receives on those shares are included in that establishment’s profit. They are subject to income tax or corporation tax in the Netherlands, as appropriate, and tax on dividends in the Netherlands will generally be applied at the full rate of 15% with, as appropriate, the possibility to claim a credit for that tax on dividends in the Netherlands against the income tax or corporation tax in the Netherlands. The net tax suffered may be treated as foreign income tax eligible for credit against shareholders’ United States income taxes.

The Convention provides, subject to certain conditions, for a complete exemption from, or refund of, Dutch dividend withholding tax if the beneficial owner is a qualified ‘Exempt Pension Trust’ as defined in Article 35 of the Convention or a qualified ‘Exempt Organisation’ as defined in Article 36 of the Convention. It is noted

16 Form 20-F	Unilever Annual Report on Form 20-F 2014

ITEM 10. ADDITIONAL INFORMATION

CONTINUED

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

Under the Convention, qualifying United States organisations that are generally exempt from United States taxes and that are constituted and operated exclusively to administer or provide pension, retirement or other employee benefits may be exempt at source from withholding tax on dividends received from a Dutch corporation. A Competent Authority Agreement between the US and Dutch tax authorities on 6 August 2007, published in the US as Announcement 2007-75, 2007-2 Cumulative Bulletin 540, as amended by a Competent Authority Agreement published in the United States as Announcement 2010-26, 2010-1 Cumulative Bulletin 604, describes the eligibility of these US organisations for benefits under the Convention and procedures for claiming these benefits.

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

Any portion of the dividend that exceeds NV’s United States earnings and profits is subject to different rules. This portion is a tax-free return of capital to the extent of your basis in NV’s shares, and thereafter is treated as a gain on a disposition of the shares.

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

TAXATION FOR US PERSONS HOLDING SHARES OR ADSS IN PLC

The following notes are provided for guidance. US persons should consult their local tax advisers, particularly in connection with potential liability to pay US taxes on disposal, lifetime gift or bequest of their shares or American Depositary Shares (ADSs). A US person is a US individual citizen or resident, a corporation organised under the laws of the United States, or any other legal person subject to United States Federal Income Tax on its worldwide income.

UNITED KINGDOM TAXATION ON DIVIDENDS

Under United Kingdom law, income tax is not withheld from dividends paid by United Kingdom companies. Shareholders, whether resident in the United Kingdom or not, receive the full amount of the dividend actually declared.

UNITED STATES TAXATION ON DIVIDENDS

If you are a US person, the dividend up to the amount of PLC’s earnings and profits for United States Federal Income Tax purposes will be ordinary dividend income. Dividends received by an individual will be taxed at a maximum rate of 15% or 20%, depending on the income level of the individual, provided the individual has held the shares or ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date, that PLC is a qualified foreign corporation and certain other conditions are satisfied. PLC is a qualified foreign corporation for this purpose. In addition, an additional tax of 3.8% will apply to dividends and other investment income received by individuals with incomes exceeding

Unilever Annual Report on Form 20-F 2014	Form 20-F 17

ITEM 10. ADDITIONAL INFORMATION

CONTINUED

certain thresholds. The dividend is not eligible for the dividends received deduction allowable to corporations. The dividend is foreign source income for US foreign tax credit purposes. Any portion of the dividend that exceeds PLC’s United States earnings and profits is subject to different rules. This portion is a tax-free return of capital to the extent of your basis in PLC’s shares or ADSs, and thereafter is treated as a gain on a disposition of the shares or ADSs.

DISCLOSURE REQUIREMENTS FOR US INDIVIDUAL HOLDERS

US individuals that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file Form 8938 with their United States Federal Income Tax return. Such Form requires disclosure of information concerning such foreign assets, including the value of the assets. Failure to file the form when required is subject to penalties. An exemption from reporting applies to foreign assets held through a US financial institution, generally including a non-US branch or subsidiary of a US institution and a US branch of a non-US institution. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in the shares or ADSs.

UK TAXATION ON CAPITAL GAINS

Under United Kingdom law, when you sell shares you may be liable to pay capital gains tax. However, if you are either:

•	an individual who is not resident in the United Kingdom; or
•	a company which is not resident in the United Kingdom

you will generally not be liable to United Kingdom tax on any capital gains made on disposal of your shares.

Two exceptions are: if the shares are held in connection with a trade or business which is conducted in the United Kingdom through a branch, agency or permanent establishment; and if the shares are held by an individual who becomes resident in the UK having left the UK for a period of non-residence of less than five years and who was resident for at least four of the seven tax years prior to leaving the UK.

UK INHERITANCE TAX

Under the current estate and gift tax convention between the United States and the United Kingdom, ordinary shares held by an individual shareholder who is:

•	domiciled for the purposes of the convention in the United States; and
•	is not for the purposes of the convention a national of the United Kingdom will generally not be subject to United Kingdom inheritance tax:

•	on the individual’s death; or
•	on a gift of the shares during the individual’s lifetime.

An exception is if the shares are part of the business property of a permanent establishment of the individual in the United Kingdom or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the United Kingdom.

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

The information set forth under the headings ‘Contact details’ and ‘Publications’ on page 40 of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference.

UNILEVER ANNUAL REPORT ON FORM 20-F 2014

Filed with the SEC on the SEC’s website. Printed copies are available, free of charge, upon request to Unilever PLC, Investor Relations department, 100 Victoria Embankment, London, EC4Y 0DY, United Kingdom.

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

The information set forth under the following headings of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference:

•	‘Note 4B Pensions and similar obligations’ on pages 93 to 98;
•	‘Note 13 Trade and other current receivables’ on pages 107 and 108;
•	‘Note 14 Trade payables and other liabilities’ on page 108;
•	‘Note 15 Capital and funding’ on pages 109 and 110;
•	‘Note 16 Treasury risk management’ on pages 114 to 119;
•	‘Note 17 Investment and return’ on pages 119 and 120; and
•	‘Note 18 Financial instruments fair value risk’ on pages 121 to 123.

Please also refer to ‘Outlook’ within Item 5D of this report.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Deutsche Bank serves as both the transfer agent and registrar pursuant to the NV New York Registered Share Program and the depositary (Depositary) for PLC’s American Depositary Receipt Program, having replaced Citibank, N.A. (Citibank) on 1 July 2014.

A. DESCRIPTION OF DEBT SECURITIES

Not applicable.

B. DESCRIPTION OF WARRANTS AND RIGHTS

Not applicable.

C. DESCRIPTION OF OTHER SECURITIES

Not applicable.

D.1 NAME OF DEPOSITARY AND ADDRESS OF PRINCIPAL EXECUTIVE

Not applicable.

D.2 TITLE OF ADRS AND BRIEF DESCRIPTION OF PROVISIONS

Not applicable.

D.3 TRANSFER AGENT FEES AND CHARGES FOR NV

Although Items 12.D.3 and 12.D.4 are not applicable to Unilever N.V. the following fees, charges and transfer agent payments are listed, as any fee arrangement with Deutsche Bank will cover both programs.

18 Form 20-F	Unilever Annual Report on Form 20-F 2014

ITEM 12. DESCRIPTION OF SECURITIES

OTHER THAN EQUITY SECURITIES CONTINUED

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

An NYS holder will also be responsible to pay certain fees and expenses incurred by the transfer agent and certain taxes and governmental charges such as:

•	fees for the transfer and registration of shares charged by the registrar and transfer agent for the shares in the Netherlands (ie upon deposit and withdrawal of shares);
•	expenses incurred for converting foreign currency into US dollars;
•	expenses for cable, telex and fax transmissions and for delivery of securities;
•	taxes and duties upon the transfer of securities (ie when shares are deposited or withdrawn from deposit); and
•	fees and expenses incurred in connection with the delivery or servicing of shares on deposit.

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

D.3 DEPOSITARY FEES AND CHARGES FOR PLC

Under the terms of the Deposit Agreement for the Unilever PLC American Depositary Shares (ADSs), an ADS holder may have to pay the following service fees to the depositary bank:

•	Issuance of ADSs: up to US 5¢ per ADS issued.
•	Cancellation of ADSs: up to US 5¢ per ADS cancelled.
•	Processing of dividend and other cash distributions not made pursuant to a cancellation or withdrawal: up to US 5¢ per ADS held.

An ADS holder will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	fees for the transfer and registration of shares charged by the registrar and transfer agent for the shares in the United Kingdom (ie, upon deposit and withdrawal of shares);
•	expenses incurred for converting foreign currency into US dollars;
•	expenses for cable, telex and fax transmissions and for delivery of securities;
•	taxes and duties upon the transfer of securities (ie when shares are deposited or withdrawn from deposit);
•	fees and expenses incurred in connection with the delivery or servicing of shares on deposit; and
•	fees incurred in connection with the distribution of dividends.

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

D.4 TRANSFER AGENT PAYMENTS – FISCAL YEAR 2014 FOR NV

In relation to 2014, NV will receive $612,500.00 from Deutsche Bank, the transfer agent and registrar for our New York Registered Share program since 1 July 2014, including the reimbursement of listing fees (NYSE), reimbursement of settlement infrastructure fees (including DTC feeds), reimbursement of proxy process expenses (printing, postage and distribution), tax reclaim services and program-related expenses (that include expenses incurred from the requirements of the Sarbanes-Oxley Act of 2002). Deutsche Bank also agreed to reimburse NV for up to $12,500 in legal fees associated with the cost of transition of the New York Registered Share Program.

In 2014, NV received $706,638.58 from Citibank, the transfer agent and registrar for our New York Registered Share Program. In 2014, Citibank further agreed to waive other program related expenses amounting to $75,000 associated with the administration of the program.

D.4 DEPOSITARY PAYMENTS – FISCAL YEAR 2014 FOR PLC

In relation to 2014, PLC will receive $2,025,113.37 from Deutsche Bank, the depositary bank for our American Depositary Receipt Program since 1 July 2014, including processing of cash distributions, reimbursement of listing fees (NYSE), reimbursement of settlement infrastructure fees (including DTC feeds), reimbursement of proxy process expenses (printing, postage and distribution), dividend fees and program related expenses (that include expenses incurred from the requirements of the Sarbanes-Oxley Act of 2002). Deutsche Bank also agreed to reimburse PLC for up to $12,500 in legal fees associated with the cost of transition of the American Depositary Receipt Program.

In 2014, PLC received $661,132.66 from Citibank, the depositary bank for our American Depositary Receipt Program. In 2014, Citibank further agreed to waive other ADS program related expenses amounting to $75,000 associated with the administration of the program.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

A. DEFAULTS

There has been no material default in the payment of principal, interest, a sinking or purchase fund instalment or any other material default relating to indebtedness of the Group.

B. DIVIDEND ARREARAGES AND DELINQUENCIES

There have been no arrears in payment of dividends on, and material delinquency with respect to, any class of preferred stock of any significant subsidiary of the Group.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Please refer to Item 12 on pages 18 and 19 of this report.

Unilever Annual Report on Form 20-F 2014	Form 20-F 19

ITEM 15. CONTROLS AND PROCEDURES

The information set forth under the headings ‘Report of independent registered public accounting firm’ in Item 18 on page 22 of this report, and ‘Our risk appetite and approach to risk management’ on page 49, ‘The United States’ on page 48 and ‘Risk management and internal control arrangements’ on page 57 of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with the requirements of Section 404 of the US Sarbanes-Oxley Act of 2002, the following report is provided by management in respect of the Group’s internal control over financial reporting (as defined in rule 13a–15(f) or rule 15d–15(f) under the US Securities Exchange Act of 1934):

•	Unilever’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group;
•	Unilever’s management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework (2013) to evaluate the effectiveness of our internal control over financial reporting. Management believes that the COSO framework (2013) is a suitable framework for its evaluation of our internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of internal controls are not omitted and is relevant to an evaluation of internal control over financial reporting;
•	Management has assessed the effectiveness of internal control over financial reporting as of 31 December 2014, and has concluded that such internal control over financial reporting is effective; and
•	KPMG LLP and KPMG Accountants N.V., who have audited the consolidated financial statements of the Group for the year ended 31 December 2014, have also audited the effectiveness of internal control over financial reporting as at 31 December 2014 and have issued an attestation report on internal control over financial reporting. For the Auditors’ report please refer to Item 18 on page 22 of this report.

ITEM 16. RESERVED

Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The information set forth under the heading ‘Report of the Audit Committee’ on pages 56 and 57 of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference.

ITEM 16B. CODE OF ETHICS

The information set forth under the following headings of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference:

•	‘Foundation and principles’ on page 49; and
•	‘The United States’ on page 48.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information set forth under the heading ‘Report of the Audit Committee’ on pages 56 to 57 of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference.

Following a competitive tender process KPMG LLP and KPMG Accountants N.V. (together referred to as ‘KPMG’) were appointed as the Group’s auditors for the year ended 31 December 2014 at the Annual General Meeting on 14 May 2014. PricewaterhouseCoopers LLP and PricewaterhouseCoopers Accountants N.V. (together referred to as ‘PricewaterhouseCoopers’) served as Group auditor for the years ended 31 December 2013 and 2012. Remuneration of the Group’s auditor in respect of 2014 was payable to KPMG while in respect of 2013 and 2012 it was payable to PricewaterhouseCoopers.

	€ million 2014		€ million 2013	€ million 2012
Audit fees(a)	14		16	18
Audit-related fees(b)	–	(c)	3	2
Tax fees	–	(c)	1	1
All other fees	–	(c)	1	–

(a)	Excludes €nil million fees paid in respect of services supplied for associated pension schemes. (2013: €1 million; 2012: €1 million).
(b)	Includes other audit services which comprise audit and similar work that regulations or agreements with third parties require the auditors to undertake.
(c)	Amounts paid in relation to each type of service are less than €1 million individually and in aggregate.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

20 Form 20-F	Unilever Annual Report on Form 20-F 2014

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

SHARE PURCHASES DURING 2014

The information set forth under the heading ‘Our shares’ on pages 43 and 44 of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference.

	Total number of shares purchased	Average price paid per share (€)	Of which, number of shares purchased as part of publicly announced plans	€ million Maximum value that may yet be purchased as part of publicly announced plans
January	–	–	–	–
February(a)	426,958	29.12	–	–
March(a)	742,035	28.25	–	–
April	–	–	–	–
May (a)	2,235,000	32.11	–	–
June (a)	4,922,332	32.95	–	–
July (a)	2,821,233	32.18	–	–
August (a)	1,105,067	30.67	–	–
September (a)	1,111,101	32.92	–	–
October	–	–	–	–
November	–	–	–	–
December	–	–	–	–
Total	13,363,726	32.07	–	–

(a)	Shares were purchased to satisfy commitments to deliver shares under our share-based plans as described in note 4C ‘Share-based compensation plans’ on pages 98 and 99 of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K and incorporated by reference.

Between 31 December 2014 and 25 February 2015 (the latest practicable date for inclusion in this report) Unilever N.V. purchased 24,212 NV Shares with an average price of euro 37.54 per share to facilitate grants in connection with its employee compensation programs.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

In 2013 we conducted a tender process for the Unilever Group’s statutory audit contract. The change in auditors was made in order to remain at the forefront of good governance and in recognition of regulatory changes in Europe and elsewhere. Accordingly, the engagement of PricewaterhouseCoopers LLP and PricewaterhouseCoopers Accountants N.V. (together, ‘PricewaterhouseCoopers’), was not renewed in 2014. As a result of the audit tender process we announced on 2 December 2013 that following, completion of the audit of the Unilever Group financial statements for the year ended 31 December 2013 and the audit of the effectiveness of internal control over financial reporting as of 31 December 2013, KPMG LLP and KPMG Accountants N.V. (together, ‘KPMG’) would become Unilever’s statutory auditor, following approval by shareholders at the 2014 Annual General Meeting of Unilever PLC and Unilever N.V. The approval for this was delegated by the Board to a Board Committee comprising the Chairman, the Chief Financial Officer, the Chairman of the Audit Committee and the Vice-Chairman/Senior Independent Director.

During the two years prior to 31 December 2014, (i) PricewaterhouseCoopers has not issued any reports on the financial statements of the Unilever Group or on the effectiveness of internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of PricewaterhouseCoopers qualified or modified as to uncertainty, audit scope, or accounting principles, (ii) there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to PricewaterhouseCoopers’ satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any ‘reportable event’ as described in Item 16F(a)(1)(v) of Form 20-F.

Further in the two years prior to 31 December 2014 we have not consulted with KPMG regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the consolidated financial statements of the Unilever Group; or (ii) any matter that was the subject of a disagreement as that term is used in Item 16F(a)(1)(iv) of Form 20-F or a ‘reportable event’ as described in Item 16F(a)(1)(v) of Form 20-F.

ITEM 16G. CORPORATE GOVERNANCE

The information set forth under the heading ‘Corporate governance’ on pages 41 to 48 of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference.

ITEM 16H. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 17. FINANCIAL STATEMENTS

Unilever has responded to Item 18 in lieu of this item.

Unilever Annual Report on Form 20-F 2014	Form 20-F 21

ITEM 18. FINANCIAL STATEMENTS

The information set forth under the heading ‘Financial statements’ on page 78 and pages 84 to 130 of the Group’s Annual Report and Accounts 2014 furnished separately on 6 March 2015 under Form 6-K is incorporated by reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

The Board of Directors and Shareholders

We have audited the accompanying consolidated balance sheet of Unilever Group as of 31 December 2014 and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated cash flow statement for the year ended 31 December 2014 on pages 84 to 130 of Unilever Group’s Annual Report and Accounts (excluding note 25 on page 128) and the Guarantor financial information included in Item 18 of this Form 20-F (hereafter referred to as Consolidated Financial Statements). We also have audited Unilever Group’s internal control over financial reporting as of 31 December 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Unilever Group’s management is responsible for these Consolidated Financial Statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in Item 15 of this Form 20-F. Our responsibility is to express an opinion on these Consolidated Financial Statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the Consolidated Financial Statements included examining, on a test basis, evidence supporting the amounts and disclosures in the Consolidated Financial Statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and Directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company’s assets that could have a material effect on the Consolidated Financial Statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of Unilever Group as of 31 December 2014, and the results of its operations and its cash flows for the year ended 31 December 2014, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and in conformity with IFRS as adopted by the European Union. Also in our opinion, Unilever Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

KPMG LLP	KPMG Accountants N.V.
London, United Kingdom	Amsterdam, Netherlands

3 March 2015

22 Form 20-F	Unilever Annual Report on Form 20-F 2014

ITEM 18. FINANCIAL STATEMENTS CONTINUED

To the Directors and shareholders

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

In our opinion, the consolidated income statements and the related consolidated balance sheets, consolidated cash flow statements, consolidated statements of comprehensive income and consolidated statements of changes in equity set forth under the heading ‘Financial Statements’ on pages 84 to 130 (excluding Note 25 on page 128) of Unilever Group’s Annual Report and Accounts 2014 and the Guarantor financial information included in Item 18 of this Form 20-F present fairly, in all material respects, the financial position of Unilever Group at 31 December 2013, and the results of its operations and its cash flows for each of the two years in the period ended 31 December 2013, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and in conformity with IFRS as adopted by the European Union. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP	Amsterdam, The Netherlands, 4 March 2014
London, United Kingdom	PricewaterhouseCoopers Accountants N.V.
As auditors of Unilever PLC	As auditors of Unilever N.V.
Original has been signed by P J van Mierlo RA
4 March 2014

Unilever Annual Report on Form 20-F 2014	Form 20-F 23

ITEM 18. FINANCIAL STATEMENTS CONTINUED

GUARANTOR STATEMENTS (AUDITED)

On 30 September 2014, NV and Unilever Capital Corporation (UCC) filed a US Shelf registration, which is unconditionally and fully guaranteed, jointly and severally, by NV, PLC and Unilever United States, Inc. (UNUS) and that superseded the NV and UCC US Shelf registration filed on 1 November 2011, which was unconditionally and fully guaranteed, jointly and severally, by NV, PLC and UNUS. UCC and UNUS are each indirectly 100% owned by the Unilever parent entities (as defined below). Of the US Shelf registration, US $5.0 billion of Notes were outstanding at 31 December 2014 (2013: US $5.8 billion; 2012: US $5.0 billion) with coupons ranging from 0.45% to 5.9%. These Notes are repayable between 30 July 2015 and 15 November 2032.

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

We have revised the presentation of certain items within the income statement, balance sheet and cash flow statement with a view to making the information provided easier to understand and more accessible to the users of the guarantor statements. The revisions primarily consist of:

•	Combining lines where only immaterial balances exist in Unilever Capital Corporation, Unilever United States Inc. and Unilever parent entities.
•	Combining lines where they are not captions within the financial statements of the Unilever Group.
•	Condensing the shareholders’ equity (balance sheet) and operating, investing and financing cash flows (cash flow statement).
•	Removing equity earnings of subsidiaries attributable to non-controlling interest from Unilever parent entities in the income statement.
•	Including equity earnings of subsidiaries within total comprehensive income.
•	Revising the presentation of elimination entries for intercompany assets, liabilities and net assets of subsidiaries (equity method) on the balance sheet.

Where appropriate, such as if material events or transactions occur in the period, we will provide additional detail in footnotes to the guarantor statements. We have reflected these revisions retrospectively they are not individually or collectively material to the financial statements taken as a whole.

	€ million	€ million	€ million	€ million	€ million	€ million
Income statement for the year ended 31 December 2014	Unilever Capital Corporation subsidiary issuer	Unilever parent entities (a)	Unilever United States Inc. subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group
Turnover	–	–	–	48,436	–	48,436

Operating profit	–	363	(6)	7,623	–	7,980
Net finance costs	–	(97)	(258)	(28)	–	(383)
Pensions and similar obligations	–	(4)	(26)	(64)	–	(94)
Other income	–	–	–	143	–	143

Profit before taxation	–	262	(290)	7,674	–	7,646
Taxation	–	(93)	(562)	(1,476)	–	(2,131)

Net profit before subsidiaries	–	169	(852)	6,198	–	5,515
Equity earnings of subsidiaries	–	5,002	1,713	(5,269)	(1,446)	–

Net profit	–	5,171	861	929	(1,446)	5,515

Attributable to:
Non-controlling interests	–	–	–	344	–	344
Shareholders’ equity	–	5,171	861	585	(1,446)	5,171

Total comprehensive income	(1)	5,165	754	(317)	(1,446)	4,155

(a)	The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

24 Form 20-F	Unilever Annual Report on Form 20-F 2014

ITEM 18. FINANCIAL STATEMENTS CONTINUED

	€ million	€ million	€ million	€ million	€ million	€ million
Income statement for the year ended 31 December 2013	Unilever Capital Corporation subsidiary issuer	Unilever parent entities (a)	Unilever United States Inc. subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group
Turnover	–	–	–	49,797	–	49,797

Operating profit	–	296	4	7,217	–	7,517
Net finance costs	–	(79)	(190)	(128)	–	(397)
Pensions and similar obligations	–	(4)	(29)	(100)	–	(133)
Other income	–	–	–	127	–	127

Profit before tax and subsidiaries	–	213	(215)	7,116	–	7,114
Taxation	–	(13)	(419)	(1,419)	–	(1,851)

Net profit before subsidiaries	–	200	(634)	5,697	–	5,263
Equity earnings of subsidiaries	–	4,642	1,395	(2,945)	(3,092)	–

Net profit	–	4,842	761	2,752	(3,092)	5,263

Attributable to:
Non-controlling interests	–	–	–	421	–	421
Shareholders’ equity	–	4,842	761	2,331	(3,092)	4,842

Total comprehensive income	(15)	4,931	1,186	2,057	(3,092)	5,067

Figures have been changed to conform to the current year presentation. Such revisions are not considered material to the financial statements taken as a whole.

	€ million	€ million	€ million	€ million	€ million	€ million
Income statement for the year ended 31 December 2012	Unilever Capital Corporation subsidiary issuer	Unilever parent entities (a)	Unilever United States Inc. subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group
Turnover	–	–	–	51,324	–	51,324

Operating profit	–	334	7	6,636	–	6,977
Net finance costs	–	(175)	(110)	(105)	–	(390)
Pensions and similar obligations	–	(5)	(32)	(108)	–	(145)
Other income	–	–	–	91	–	91

Profit before tax and subsidiaries	–	154	(135)	6,514	–	6,533
Taxation	–	(29)	(192)	(1,476)	–	(1,697)

Net profit before subsidiaries	–	125	(327)	5,038	–	4,836
Equity earnings of subsidiaries	–	4,243	1,404	(3,527)	(2,120)	–

Net profit	–	4,368	1,077	1,511	(2,120)	4,836

Attributable to:
Non-controlling interests	–	–	–	468	–	468
Shareholders’ equity	–	4,368	1,077	1,043	(2,120)	4,368

Total comprehensive income	(9)	4,216	1,166	645	(2,120)	3,898

(a)	The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

Figures have been changed to conform to the current year presentation. Such revisions are not considered material to the financial statements taken as a whole.

Unilever Annual Report on Form 20-F 2014	Form 20-F 25

ITEM 18. FINANCIAL STATEMENTS CONTINUED

	€ million	€ million		€ million	€ million	€ million	€ million
Balance sheet at 31 December 2014	Unilever Capital Corporation subsidiary issuer	Unilever parent entities	(a)	Unilever United States Inc. subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group
Assets
Non-current assets
Goodwill and intangible assets	–	1,636		–	20,538	–	22,174
Deferred tax assets	–	145		152	989	–	1,286
Other non-current assets	–	11		3	12,206	–	12,220
Amounts due from group companies	10,440	779		–	–	(11,219)	–
Net assets of subsidiaries (equity accounted)	–	43,153		17,776	–	(60,929)	–

	10,440	45,724		17,931	33,733	(72,148)	35,680
Current assets
Amounts due from group companies	–	5,077		3,156	37,248	(45,481)	–
Trade and other current receivables	–	82		11	4,936	–	5,029
Current tax assets	–	64		–	217	–	281
Other current assets	–	5		–	7,032	–	7,037

	–	5,228		3,167	49,433	(45,481)	12,347

Total assets	10,440	50,952		21,098	83,166	(117,629)	48,027

Liabilities
Current liabilities
Financial liabilities	624	3,777		5	1,130	–	5,536
Amounts due to group companies	5,757	31,473		18	8,233	(45,481)	–
Trade payables and other current liabilities	42	218		33	12,313	–	12,606
Current tax liabilities	–	–		39	1,042	–	1,081
Other current liabilities	–	11		–	408	–	419

	6,423	35,479		95	23,126	(45,481)	19,642
Non-current liabilities
Financial liabilities	3,717	1,686		–	1,783	–	7,186
Amounts due to group companies	–	–		10,439	780	(11,219)	–
Pensions and post-retirement healthcare liabilities
Funded schemes in deficit	–	8		140	2,074	–	2,222
Unfunded schemes	–	109		570	1,046	–	1,725
Other non-current liabilities	–	21		2	2,966	–	2,989

	3,717	1,824		11,151	8,649	(11,219)	14,122

Total liabilities	10,140	37,303		11,246	31,775	(56,700)	33,764

Shareholders’ equity	300	13,649		9,852	50,779	(60,929)	13,651

Non-controlling interests	–	–		–	612	–	612

Total equity	300	13,649		9,852	51,391	(60,929)	14,263

Total liabilities and equity	10,440	50,952		21,098	83,166	(117,629)	48,027

(a)	The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

26 Form 20-F	Unilever Annual Report on Form 20-F 2014

ITEM 18. FINANCIAL STATEMENTS CONTINUED

	€ million	€ million		€ million	€ million	€ million	€ million
Balance sheet at 31 December 2013	Unilever Capital Corporation subsidiary issuer	Unilever parent entities	(a)	Unilever United States Inc. subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group
Assets
Non-current assets
Goodwill and intangible assets	–	1,726		–	19,178	–	20,904
Deferred tax assets	–	163		38	883	–	1,084
Other non-current assets	–	1		1	11,401	–	11,403
Amounts due from group companies	7,896	–		–	41	(7,937)	–
Net assets of subsidiaries (equity accounted)	–	41,740		17,841	–	(59,581)	–

	7,896	43,630		17,880	31,503	(67,518)	33,391
Current assets
Amounts due from group companies	–	5,112		2,103	32,848	(40,063)	–
Trade and other current receivables	–	91		13	4,727	–	4,831
Current tax assets	–	18		–	199	–	217
Other current assets	–	3		–	7,071	–	7,074

	–	5,224		2,116	44,845	(40,063)	12,122

Total assets	7,896	48,854		19,996	76,348	(107,581)	45,513

Liabilities
Current liabilities
Financial liabilities	885	2,132		3	990	–	4,010
Amounts due to group companies	3,101	29,747		–	7,215	(40,063)	–
Trade payables and other current liabilities	45	170		31	11,489	–	11,735
Current tax liabilities	–	(17)		155	1,116	–	1,254
Other current liabilities	–	11		–	372	–	383

	4,031	32,043		189	21,182	(40,063)	17,382
Non-current liabilities
Financial liabilities	3,600	2,326		–	1,565	–	7,491
Amounts due to group companies	–	–		7,937	–	(7,937)	–
Pensions and post-retirement healthcare liabilities
Funded schemes in deficit	–	–		12	1,393	–	1,405
Unfunded schemes	–	102		480	981	–	1,563
Other non-current liabilities	–	39		2	2,816	–	2,857

	3,600	2,467		8,431	6,755	(7,937)	13,316

Total liabilities	7,631	34,510		8,620	27,937	(48,000)	30,698

Shareholders’ equity	265	14,344		11,376	47,940	(59,581)	14,344

Non-controlling interests	–	–		–	471	–	471

Total equity	265	14,344		11,376	48,411	(59,581)	14,815

Total liabilities and equity	7,896	48,854		19,996	76,348	(107,581)	45,513

(a)	The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

Figures have been changed to conform to the current year presentation. Such revisions are not considered material to the financial statements taken as a whole.

Unilever Annual Report on Form 20-F 2014	Form 20-F 27

ITEM 18. FINANCIAL STATEMENTS CONTINUED

	€ million	€ million	€ million	€ million	€ million	€ million
Cash flow statement for the year ended 31 December 2014	Unilever Capital Corporation subsidiary issuer	Unilever parent entities (a)	Unilever United States Inc. subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group

Net cash flow from/(used in) operating activities	–	579	(764)	5,728	–	5,543

Net cash flow from/(used in) investing activities	(1,038)	(2,284)	(662)	2,606	1,037	(341)

Net cash flow from/(used in) financing activities	1,033	1,676	1,426	(8,288)	(1,037)	(5,190)

Net increase/(decrease) in cash and cash equivalents	(5)	(29)	–	46	–	12

Cash and cash equivalents at beginning of year	–	3	(2)	2,043	–	2,044
Effect of foreign exchange rates	5	31	–	(182)	–	(146)

Cash and cash equivalents at end of year	–	5	(2)	1,907	–	1,910

	€ million	€ million	€ million	€ million	€ million	€ million
Cash flow statement for the year ended 31 December 2013	Unilever Capital Corporation subsidiary issuer	Unilever parent entities (a)	Unilever United States Inc. subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group

Net cash flow from/(used in) operating activities	1	402	(167)	6,058	–	6,294

Net cash flow from/(used in) investing activities	(1,465)	(1,527)	(107)	473	1,465	(1,161)

Net cash flow from/(used in) financing activities	1,460	1,073 (b)	274	(6,732)	(1,465)	(5,390)

Net increase/(decrease) in cash and cash equivalents	(4)	(52)	–	(201)	–	(257)

Cash and cash equivalents at beginning of year	–	3	(3)	2,217	–	2,217

Effect of foreign exchange rates	4	52	–	28	–	84

Cash and cash equivalents at end of year	–	3	(3)	2,044	–	2,044

	€ million	€ million	€ million	€ million	€ million	€ million
Cash flow statement for the year ended 31 December 2012	Unilever Capital Corporation subsidiary issuer	Unilever parent entities (a)	Unilever United States Inc. subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group

Net cash flow from/(used in) operating activities	–	389	(132)	6,579	–	6,836

Net cash flow from/(used in) investing activities	(1,181)	4,662	(98)	(5,283)	1,145	(755)

Net cash flow from/(used in) financing activities	1,181	(5,038)	229	(1,849)	(1,145)	(6,622)

Net increase/(decrease) in cash and cash equivalents	–	13	(1)	(553)	–	(541)

Cash and cash equivalents at beginning of year	–	1	(3)	2,980	–	2,978

Effect of foreign exchange rates	–	(11)	1	(210)	–	(220)

Cash and cash equivalents at end of year	–	3	(3)	2,217	–	2,217

(a)	The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.
(b)	Included within this balance is a cash outflow of €2,515 million to increase the Group’s ownership of Hindustan Unilever Limited from 52% to 67%. Refer to the Annual Report and Accounts Note 15B for more details.

Figures have been changed to conform to the current year presentation. Such revisions are not considered material to the financial statements taken as a whole.

ITEM 19. EXHIBITS

Please refer to the exhibit list located immediately following the signature page for this Form 20-F as filed with the SEC.

28 Form 20-F	Unilever Annual Report on Form 20-F 2014

Designed and produced by Addison Group at www.addison-group.net.

Printed at Pureprint Group, ISO 14001. FSC® certified and CarbonNeutral®.

This document is printed on Amadeus 100% Recycled Silk and Offset. These papers have been exclusively supplied by Denmaur Independent Papers which has offset the carbon produced by the production and delivery of them to the printer.

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

FOR FURTHER INFORMATION ABOUT
UNILEVER, PLEASE VISIT OUR WEBSITE:

WWW.UNILEVER.COM

UNILEVER N.V.

Head Office and Registered Office
Weena 455, PO Box 760
3000 DK Rotterdam
The Netherlands
T +31 (0)10 217 4000
F +31 (0)10 217 4798

Commercial Register Rotterdam
Number: 24051830

UNILEVER PLC

Head Office
100 Victoria Embankment
London EC4Y 0DY
United Kingdom
T +44 (0)20 7822 5252
F +44 (0)20 7822 5951

Registered Office
Unilever PLC
Port Sunlight
Wirral
Merseyside CH62 4ZD
United Kingdom

Registered in England and Wales
Company Number: 41624

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

Unilever PLC
(Registrant)

/s/ T. E. Lovell
T. E. LOVELL,
Group Secretary

Date: 6 March 2015

UNILEVER PLC — 20-F EXHIBIT LIST

Exhibit Number	Description of Exhibit

1.1	Articles of Association of Unilever PLC 1

2.1	Trust Deed dated as of July 22, 1994, among Unilever N.V., Unilever PLC, Unilever Capital Corporation, Unilever United States, Inc. and The Law Debenture Trust Corporation p.l.c., relating to Guaranteed Debt Securities 2

2.2	Nineteenth Supplemental Trust Deed as of May 2, 2014, incorporating the Trust Deed as of July 22, 1994, as Amended and Restated on May 2, 2014

2.3	Amended and Restated Indenture as of September 22, 2014, among Unilever Capital Corporation, Unilever N.V., Unilever PLC, Unilever United States, Inc. and The Bank of New York Mellon, as Trustee, relating to Guaranteed Debt Securities

2.4	Second Amended and Restated Deposit Agreement dated as of July 1, 2014 by and among Unilever PLC and Deutsche Bank Trust Company Americas, as Depositary, and the Holders and Beneficial Owners of American Depositary Shares issued thereunder 3

4.1(a)	Equalisation Agreement between Unilever N.V. and Unilever PLC 4

4.1(b)	Deed of Mutual Covenants

4.1(c)	Agreement for Mutual Guarantees of Borrowing

4.2	Service Contracts of the Executive Directors of Unilever PLC 5

4.3	Letters regarding compensation of Executive Directors of Unilever PLC

4.4	Unilever North America Omnibus Equity Compensation as Amended and Restated as of November 1, 2012 Plan 6

4.5	The Unilever PLC International 1997 Executive Share Option Scheme 7

4.6	The Unilever Long Term Incentive Plan 8

4.7	Global Share Incentive Plan 2007 9

4.8	The Management Co-Investment Plan 10

7.1	Calculation of Ratio of Earnings to Fixed Charges

8.1	List of Subsidiaries 11

12.1	Certifications of the Chief Executive Officer and Financial Director/Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certifications of the Chief Executive Officer and Financial Director/Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Annual Report and Accounts sections incorporated by reference

15.2	Consent of KPMG LLP and KPMG Accountants N.V.

15.3	Consent of PricewaterhouseCoopers LLP and PricewaterhouseCoopers Accountants N.V.

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

1	Incorporated by reference to Exhibit 1.1 of Form 20-F (File No: 001-04546) filed with the SEC on March 08, 2013.

2	Incorporated by reference to Exhibit 2.2 of Form 20-F (File No: 001-04546) filed with the SEC on March 28, 2002.

3	Incorporated by reference to Exhibit 99(A) of Form F-6 (File No: 333-196985) filed with the SEC on June 24, 2014.

4	Incorporated by reference to Exhibit 4.1 of Form 20-F (File No: 001-04546) filed with the SEC on March 5, 2010.

5	Incorporated by reference to Exhibit 4.2 of Form 20-F (File No: 001-04546) filed with the SEC on March 4, 2011.

6	Incorporated by reference to Exhibit 99.1 of Form S-8 (File No: 333-185299) filed with the SEC on December 6, 2012.

7	Incorporated by reference to Exhibit 4.5 of Form 20-F (File No: 001-04546) filed with the SEC on March 28, 2002.

8	Incorporated by reference to Exhibit 4.7 of Form 20-F (File No: 001-04546) filed with the SEC on March 28, 2002.

9	Incorporated by reference to Exhibit 4.7 of Form 20-F (File No: 001-04546) filed with the SEC on March 26, 2008.

10	Incorporated by reference to Exhibit 4.8 of Form 20-F (File No: 001-04546) filed with the SEC on March 4, 2011.

11	The required information is set forth on pages 129 and 130 of the 2014 Annual Report and Accounts.