Form 20-F
period 2017-12-31
UNILEVER PLC
filed 2018-02-28
CIK 217410

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2017

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

R Sotamaa, Chief Legal Officer and Group Secretary

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

2.2% Notes due 2019

2.1% Notes due 2020

1.8% Notes due 2020

4.25% Notes due 2021

1.375% Notes due 2021

2.2% Notes due 2022

2.6% Notes due 2024

3.1% Notes due 2025

2.0% Notes due 2026

2.9% Notes due 2027

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

Yes ☐        No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large Accelerated filer ☒         Accelerated filer ☐        Non-accelerated filer ☐        Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards* provided pursuant to Section 13(a) of the Exchange Act. ☐

*The term ‘‘new or revised financial accounting standard’’ refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; the effect of climate change on Unilever’s business; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters.

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

Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Unilever Annual Report and Accounts 2017.

MAKING

SUSTAINABLE LIVING

COMMONPLACE

ANNUAL REPORT ON

FORM 20-F 2017

ANNUAL REPORT ON

FORM 20-F 2017

This document is made up of the Strategic Report, the Governance Report, the Financial Statements and Notes, and Additional Information for US Listing Purposes.

The Unilever Group consists of Unilever N.V. (NV) and Unilever PLC (PLC) together with the companies they control. The terms “Unilever”, the “Group”, “we”, “our” and “us” refer to the Unilever Group.

Our Strategic Report, pages 1 to 33, contains information about us, how we create value and how we run our business. It includes our strategy, business model, market outlook and key performance indicators, as well as our approach to sustainability and risk. The Strategic Report is only part of the Annual Report and Accounts 2017. The Strategic Report has been approved by the Boards and signed on their behalf by Ritva Sotamaa – Group Secretary.

Our Governance Report, pages 34 to 76 contains detailed corporate governance information, our Committee reports and how we remunerate our Directors.

Our Financial Statements and Notes are on pages 77 to 155.

Pages 1 to 157 constitute the Unilever Annual Report and Accounts 2017 for UK and Dutch purposes, which we may also refer to as ‘this Annual Report and Accounts’ throughout this document.

The Directors’ Report of PLC on pages 34 to 46, 77 (Statement of Directors’ responsibilities), 108 (Dividends on ordinary capital), 121 to 126 (Treasury Risk Management), 145 (branch disclosure) and 151 and 155 (Post balance sheet event) has been approved by the PLC Board and signed on its behalf by Ritva Sotamaa – Group Secretary.

The Strategic Report, together with the Governance Report, constitutes the report of the Directors within the meaning of Section 2:391 of the Dutch Civil Code and has been approved by the NV Board and signed on its behalf by Ritva Sotamaa – Group Secretary.

Pages 158 to 179 are included as Additional Information for US Listing Purposes.

ONLINE

You can find more information about Unilever online at

www.unilever.com

For further information on the Unilever Sustainable Living Plan (USLP) visit

www.unilever.com/sustainable-living

The Annual Report on Form 20-F 2017 along with other relevant documents can be downloaded at

www.unilever.com/ara2017/downloads

ABOUT US

AT A GLANCE

UNILEVER IS ONE OF THE WORLD’S LEADING CONSUMER GOODS COMPANIES, MAKING AND SELLING AROUND 400 BRANDS IN MORE THAN 190 COUNTRIES.

Every day, 2.5 billion people use our products to feel good, look good and get more out of life. Our range of world-leading, household-name brands includes Lipton, Knorr, Dove, Axe, Hellmann’s and Omo. Thirteen of the world’s top 50 brands are owned by Unilever, up from twelve the previous year, with our nearest competitor owning just five, according to Kantar’s brand footprint report in May 2017.

In 2017 we had 13 billion euro brands. In addition our portfolio also includes trusted and iconic local brands designed to meet the specific needs of consumers in their home market such as Bango in Indonesia, Pureit in India and Suave in the United States. Our geographic reach gives us an unparalleled global presence, including a unique position in emerging markets which generate 58% of our turnover.

During 2017, Unilever operated across four categories. The largest was Personal Care, followed by Foods, Home Care and Refreshment. Each one is discussed in more detail on pages 11 and 12. In April 2017, we announced our intention to combine our Foods and Refreshment categories (which took effect on 1 January 2018) and the divestment of our Spreads business, which we expect to complete in mid-2018 after a €6.825 billion offer from KKR in December 2017. These changes will accelerate our strategy of long-term, sustainable shareholder value creation. In this Annual Report and Accounts, we report the performance of Foods and Refreshment separately because they were separate categories for the reporting period. They will be reported together from 2018 onwards.

Our business activities span a complex global value chain. See page 9 for more details. At the heart of our business is a workforce of 161,000 people who are driven by our Purpose and empowered to excel in our fast-changing markets. Unilever’s Code of Business Principles (the Code), and the 24 policies that support it (Code Policies), set out the standards required from all our employees. The Code Policies cover a number of areas, including countering corruption (eg anti-bribery), respecting people (eg respect, dignity and fair treatment) and safeguarding information. Together, the Code and Code Policies help us put our values of Integrity, Respect, Responsibility and Pioneering into practice. See page 16 for more on our Code and Code Policies.

Our employees are supported by a management team with representatives from around 90 countries. In emerging markets, more than 70% of our country leadership teams are local. It is this combination of global strength and deep local expertise which lies at the heart of our success in developing strong, consumer-relevant innovation.

To harness these global and local advantages we have changed the way we are organised. Central to this strategy is the accelerated implementation of Connected 4 Growth (C4G), the largest change programme Unilever has undergone in the last ten years to create a faster, simpler organisation. Our new C4G organisation is now fully operational. We expect the benefits of C4G to be realised progressively during 2018 and 2019. C4G’s strategic role is explained in more detail on page 10.

A further change to make Unilever a simpler and more flexible business has been a review by the Boards of our dual-headed legal structure. The review by the Boards is continuing and the outcome will be announced in due course.

OUR PURPOSE

UNILEVER HAS A CLEAR PURPOSE – TO MAKE SUSTAINABLE LIVING COMMONPLACE. WE BELIEVE THIS IS THE BEST WAY TO DELIVER LONG-TERM SUSTAINABLE GROWTH.

As the pace of change accelerates in our markets, we are creating a stronger, simpler and more agile business. These changes will help us to deliver our Purpose and our Vision to grow our business, whilst decoupling our environmental footprint from our growth and increasing our positive social impact.

However volatile and uncertain the world becomes, Unilever’s Purpose and Vision will remain because we believe that managing for the long term is the best way for us to grow. We are well placed to deliver long-term value through our strategy, category strategies and the Unilever Sustainable Living Plan (USLP), launched in 2010. These are supported by a transformational change agenda which combines our own actions with a stakeholder approach to external advocacy and public policy. Our scale and reach mean we are well placed to capture the economic opportunities presented by the United Nations Sustainable Development Goals (SDGs). Find out more about how we are creating value from the SDGs on page 15.

The USLP is a value driver in its own right. Our commitment to the USLP’s three big goals of improving health and well-being for more than 1 billion people by 2020, halving our environmental footprint by 2030, and enhancing livelihoods for millions by 2020 has delivered growth for the business. In 2016, 18 of our top 40 brands qualified as Sustainable Living brands, growing 50% faster than the rest of the business, while delivering more than 60% of Unilever’s growth. Their success is driven by the growing consumer demand for brands that have purpose at their core. Our 2017 Sustainable Living brands will be announced in May 2018 once the analysis is complete. Find out more about our Sustainable Living brands on pages 11 to 13.

The USLP also delivers lower costs through reduced waste, energy and packaging. It lowers risks in our supply chain by securing a sustainable supply of critical raw materials such as palm oil and tea. And it also increases trust in our business - particularly among consumers, employees, investors and governments.

We work in partnership with governments and other organisations to drive transformational change across society with initiatives to help realise the SDGs. These are themselves opportunities to grow our business by addressing unmet challenges while alleviating major social and environmental issues, such as climate change and deforestation, creating more opportunities for women and enhancing livelihoods, promoting health and well-being and championing sustainable agriculture and food security.

Our track record over the past eight years proves our multi-stakeholder model of long-term, compounding, sustainable growth is working for shareholders. See page 18 for more details. At the same time, we have helped more than 601 million people improve their health and hygiene. We have enabled 1.6 million small-scale retailers and 716,000 smallholder farmers to access initiatives aiming to increase their incomes or improve their agricultural practices. And we have sourced 56% of our agricultural raw materials sustainably.

This Annual Report and Accounts provides further detail on our performance during the year and how our business model is delivering accelerated returns for shareholders and a more sustainable way of doing business for the benefit of all our stakeholders. Find out more about our performance on pages 6 and 7.

Annual Report on Form 20-F 2017	Strategic Report	1

CHAIRMAN’S STATEMENT

As we look back on 2017, it is quite clear that the consumer goods sector is going through a vast amount of change and disruption. Increasingly fragmented media channels and routes to market are transforming the shopper experience and leaving the way open for many more new players to enter our markets. Consumers’ own behaviour is also changing, with a much higher importance being placed today on products that satisfy a growing desire for naturalness and authenticity.

It all makes this a very exciting time to be in consumer goods and while change on this scale brings its own challenges, there are many more opportunities in my view, especially for companies able to respond with the kind of speed and agility that today’s environment demands.

For Unilever, the organisational changes of recent years - with a much greater focus on front-line empowerment - combined with the steady strengthening and sharpening of our portfolio, mean that the Group is well placed to take advantage of these changing market dynamics. There is also no doubt, in my view, that Unilever’s unflinching commitment to sustainable and equitable growth, as reflected in the Unilever Sustainable Living Plan, has growing resonance among consumers the world over.

These factors certainly contributed to another strong year for Unilever, with solid revenue growth, strong profitability and good cash flow performances. These results capped what has been an eventful year for the Group, which included – in February – an unexpected takeover attempt.

The Board had no hesitation in rejecting the offer for all the shares of Unilever N.V. and PLC, which we believed was without any financial or strategic merit. Even though the offer was quickly withdrawn, it did highlight further opportunities to capture the value we see in Unilever at a faster rate.

To that end, the Board and management undertook a thorough review on how to accelerate sustainable shareholder value creation, building on the Group’s successful long-term compounding growth model. A wide-ranging package of measures announced in April was well received and by the end of the year the Group was able to report strong progress towards those goals.

At the heart of the review was an acceleration of the Group’s existing strategy, including faster implementation of the successful Connected for Growth change programme, first introduced in 2016, as well as the further sharpening and strengthening of the portfolio. No fewer than twelve acquisitions were announced or completed in 2017. Significantly, the Group also announced in December the sale of the Spreads business to KKR.

As part of the review the Group also announced the setting of a long-term goal towards an underlying operating margin target of 20% by 2020 and the completion of a €5 billion share buy-back programme. Another important outcome was a commitment to simplify the Group’s capital structure, and hence provide Unilever with the flexibility for further – and bigger – portfolio change if deemed necessary in the future. The review of the dual-headed structure is progressing well, and while no decisions have yet been taken, the Board considers that unification with a single share class would be in the best interests of Unilever and its shareholders as a whole.

Whatever the outcome of the dual-headed structure review, the Board is determined that Unilever will remain at the forefront of good corporate governance and to that end we have already announced that it would be our intention to maintain listings in the Netherlands, the United Kingdom and the United States, and continue to apply both the UK and Dutch corporate governance codes.

These are important matters, but the Board also remains firmly focussed on the Group’s number one priority of continued outperformance over both the medium and the long-term. The events of this year have re-affirmed our confidence that Unilever has both the quality of management and the clarity of strategy needed to deliver on this objective.

During the review earlier in the year, I met with investors in Europe and North America as part of a consultation exercise involving 50 of the Group’s top shareholders and other investors. The meetings were valuable in confirming the widespread support among shareholders for Unilever’s long-term compounding growth model, whilst also helping to identify opportunities to accelerate value creation.

We also conducted a separate consultation on our proposed new Remuneration Policy for the Executive Directors. At the 2017 AGMs you provided your strong support to the implementation of a reward framework that encourages and enhances the strong performance culture that Paul Polman has built at Unilever by enabling managers within Unilever to have an even stronger personal commitment to Unilever share ownership. The proposed new Remuneration Policy will be put to shareholders to be voted upon at the 2018 AGMs in May to enable this. Further information on our proposals can be found in the Compensation Committee’s report on pages 47 to 76.

EVALUATION

Our Board evaluation in 2017 was externally facilitated and the results were discussed at the April 2017 Board meeting. The Board continues to perform effectively with good leadership and competent and engaged members, and has the appropriate focus on both in-year performance and strategy for the future. Reflecting on the lessons learnt by the Board in the previous year the Board agreed, in particular, in the evaluation discussions to:

•	maintain an ongoing focus on strategy and emerging risks during the year in addition to the deep focus on strategy once a year;
•	continue to ensure that Board succession planning is closely aligned to Unilever’s strategy. In this regard the Board welcomed the skills and capabilities matrix developed by the Nominating and Corporate Governance Committee as a tool to help enhance Board succession discussions; and,
•	ensure that the Board programme and agendas allow the best exposure to Unilever’s business and its senior management.

Further detail on the evaluation process this year, together with the Board’s remit, operations and the topics the Board regularly discusses and debates can be found in the Governance section on pages 34 to 76.

BOARD COMPOSITION AND SUCCESSION

During the year, we saw the departure of Professor Louise Fresco who I would like to thank for her outstanding contribution to Unilever. The Board remains truly diverse in their nationality, experience and gender, with the proportion of female Non-Executive Directors in 2017 at 45%.

LOOKING AHEAD

Confidence in our outlook was reflected earlier in the year when we announced a 12% increase in the dividend for the 2017 financial year. Despite the fact trading conditions are likely to remain challenging in 2018, the Board remains confident in the outlook and in the strategy for the Group.

Finally, on behalf of the Board, I would like to thank our many stakeholders as well as the 161,000 hardworking employees of Unilever for their continued support and commitment.

MARIJN DEKKERS

CHAIRMAN

2	Strategic Report	Annual Report on Form 20-F 2017

BOARD OF DIRECTORS

OVERVIEW OF EXECUTIVE & NON-EXECUTIVE DIRECTORS

MARIJN DEKKERS Chairman

Previous experience: Bayer AG (CEO); Thermo Fisher Scientific Inc. (CEO).

Current external appointments: Novalis LifeSciences LLC (Founder and Chairman); General Electric Company (NED); Quanterix Corporation (Director); Georgetown University (member Board of Directors).

ANN FUDGE Vice-Chairman/Senior Independent Director	PAUL POLMAN CEO	GRAEME PITKETHLY CFO	NILS SMEDEGAARD ANDERSEN

Previous experience: General Electric Company (NED); Marriott International, Inc. (NED); Young & Rubicam, Inc. (Chairman and CEO).

Current external appointments: Novartis AG (NED); Northrop Grumman Corporation (NED); Catalyst, Inc. (Director); US Programs Advisory Panel of Gates Foundation (Chairman); Brookings Institution (Honorary Trustee).

Dutch, Male, 61. Appointed CEO: January 2009. Appointed Director: October 2008.

Previous experience: Procter & Gamble Co. (Group President, Europe); Nestlé SA (CFO); Alcon Inc. (Director).

Current external appointments: DowDuPont, Inc. (NED); World Business Council for Sustainable Development (Chairman, Executive Committee); Financing Capitalism for the Long-Term (FCLT), Global (Board member).

British, Male, 51. Appointed CFO: October 2015. Appointed Director: April 2016. Previous experience: Unilever UK and Ireland (EVP and General Manager); Finance Global Markets (EVP); Group Treasurer; Head of M&A; FLAG Telecom (VP Corporate Development); PwC.

Current external appointments: Financial Stability Board Task Force on Climate Related Financial Disclosure (Vice Chair).

Previous experience: A.P. Moller – Maersk A/S (Group CEO); Carlsberg A/S and Carlsberg Breweries A/S (CEO); European Round Table of Industrialists (Vice-Chairman).

Current external appointments: BP Plc (NED); Dansk Supermarked A/S (Chairman); Unifeeder S/A (Chairman); Faerch Plast (Chairman).

LAURA CHA	VITTORIO COLAO	JUDITH HARTMANN	MARY MA

Previous experience: Securities and Futures Commission, Hong Kong (Deputy Chairman); China Securities Regulatory Commission (Vice Chairman).

Current external appointments: HSBC Holdings plc (NED); China Telecom Corporation Limited (NED; Foundation Asset Management Sweden AB (Senior international advisor); Executive Council of the Hong Kong Special Administrative Region (Non-official member); 12th National People’s Congress of China (Hong Kong Delegate).

Previous experience: RCS MediaGroup SpA (CEO); McKinsey & Company (Partner); Finmeccanica Group Services SpA (renamed to Leonardo SpA) (NED); RAS Insurance SpA (merged with Allianz AG), (NED).

Current external appointments: Vodafone Group plc (CEO); Bocconi University (International Advisory Council); European Round Table of Industrialists (Vice-Chairman).

Previous experience: General Electric (various roles); Bertelsmann SE & Co. KGaA (CFO); RTL Group SA (NED); Penguin Random House LLC (NED).

Current external appointments: ENGIE Group CFO and EVP North America and UK/Ireland; Suez (NED).

Previous experience: TPG Capital, LP (Partner); TPG China Partners (Co-Chairman).

Current external appointments: Lenovo Group Ltd. (NED); Boyu Capital Consultancy Co. Ltd (Managing Partner); MXZ Investment Limited (Director); Securities and Futures Commission, Hong Kong (NED).

STRIVE MASIYIWA	YOUNGME MOON	JOHN RISHTON	FEIKE SIJBESMA

Previous experience: Africa Against Ebola Solidarity Trust (Co-Founder and Chairman); Grow Africa (Co-Chairman); Nutrition International (formerly known as Micronutrient Initiative) (Chairman).

Current external appointments: Econet Group (Founder and Group Executive Chairman); Econet Wireless Zimbabwe Ltd (Director); The Alliance for a Green Revolution in Africa (AGRA) Not-for-Profit Corporation (Chairman); Rockefeller Foundation (Trustee).

Previous experience: Harvard Business School (Chairman and Senior Associate Dean for the MBA Program); Massachusetts Institute of Technology (Professor); Avid Technology (NED).

Current external appointments: Rakuten, Inc. (NED); Sweetgreen Inc (Board Member); Harvard Business School (Professor).

Previous experience: Rolls-Royce Holdings plc (CEO); Koninklijke Ahold NV (merged to Koninklijke Ahold Delhaize NV) (CEO, President and CFO); ICA (now ICA Gruppen AB)(NED).

Current external appointments: Informa plc (NED); Serco Group plc (NED); Associated British Ports Holdings Ltd. (NED).

Previous experience: Supervisory Board of DSM Nederland B.V. (Chairman); Utrecht University (Supervisory); Stichting Dutch Cancer Institute/ Antoni van Leeuwenhoek Hospital NKI/AVL) (Supervisory).

Current external appointments: Koninklijke DSM NV (CEO and Chairman of the Managing Board); De Nederlandsche Bank NV (Member of the Supervisory Board); Carbon Pricing Leadership Coalition (High Level Assembly Co- Chairman), Climate Leader for the World Bank Group Leader, convened by World Bank Group.

NON-EXECUTIVE DIRECTORS

	MARIJN	NILS	LAURA	VITTORIO	ANN	JUDITH	MARY	STRIVE	YOUNGME	JOHN	FEIKE
	DEKKERS	ANDERSEN	CHA	COLAO	FUDGE	HARTMANN	MA	MASIYIWA	MOON	RISHTON	SIJBESMA

Age	60	59	68	56	66	48	65	57	53	60	58

Gender	Male	Male	Female	Male	Female	Female	Female	Male	Female	Male	Male

Nationality	Dutch / American	Danish	Chinese	Italian	American	Austrian	Chinese	Zimbab- wean	American	British	Dutch

Appointment date	April 2016	April 2015	May 2013	July 2015	May 2009	April 2015	May 2013	April 2016	April 2016	May 2013	November 2014

Committee membership*	CC, NCGC	AC	NCGC	CC	CC (Chairman)	AC	CC	CRC (Chairman)	CRC	AC (Chairman)	CRC, NCGC (Chairman)

Leadership of complex global entities	✓	✓		✓	✓	✓		✓		✓	✓

Finance	✓	✓	✓	✓		✓	✓	✓		✓	✓

Consumer / FMCG insights	✓	✓		✓	✓	✓	✓	✓	✓	✓	✓

Digital insights				✓	✓

Sales & marketing	✓	✓		✓	✓			✓			✓

Science & technology	✓			✓			✓	✓			✓

Attendance at planned Board Meetings	6/6	6/6	6/6	6/6	6/6	6/6	6/6	6/6	6/6	6/6	6/6

Attendance at ad hoc Board Meetings	8/8	8/8	6/8	7/8	5/8	6/8	8/8	7/8	7/8	5/8	7/8

Tenure as at 2017 AGMs	1	2	4	2	8	2	4	1	1	4	3

*	AC refers to the Audit Committee; CC refers to the Compensation Committee; CRC refers to the Corporate Responsibility Committee; and NCGC refers to the Nominating and Corporate Governance Committee.

Annual Report on Form 20-F 2017	Strategic Report	3

CHIEF EXECUTIVE OFFICER’S REVIEW

A CHALLENGING BACKDROP TO THE YEAR

2017 was another challenging year for the world economy, and in particular for the consumer goods industry. Consumer confidence continued to be hit by a combination of stagnating wages, recessionary pressures and widespread political and economic uncertainty. While the economic system is working for some, the benefits are still not widely felt, and inequality is rising in most countries. That’s not good for the consumer goods industry. Climate change is also becoming an increasing risk factor for most sectors, making our own mitigating actions even more important.

At the same time, our industry experienced unprecedented levels of disruption last year, driven by the accelerating pace of technology. When combined with significant changes in consumer behaviour, these events are causing manufacturers and retailers alike to rethink fundamentally how they reach, serve and – ultimately – delight consumers in markets that are more dynamic and open to entry than ever before.

THE IMPORTANCE OF CONSISTENT PERFORMANCE

Delivering consistent, market-beating performance in such volatile and fast-changing markets is increasingly challenging. Not many companies achieve it. In fact, a McKinsey & Co study found that over a thirty-year period only 40% of nonfinancial companies then in the S&P 500 survived. “It’s grow or go” they concluded and “60% have gone” (‘Why it’s a world of grow or go’. McKinsey & Co). By contrast, those companies that can deliver consistent performance in a responsible way get rewarded.

Judged against these criteria, it is not difficult to see why Unilever finds itself one of the best performing companies in our sector, with a total shareholder return over the last nine years of close to 300%. In that time the Group has also delivered consistent top and bottom line progress. This goes to the heart of our responsible long-term compounding growth model - based on continuously high levels of re-investment - which has served Unilever well for many years. Indeed, it is worth noting that one pound invested in Unilever in the FTSE in 1986 would have generated a return four times higher than the market average.

A GOOD YEAR

2017 saw a continuation of this trend. Underlying sales excluding spreads, which we have agreed to sell, grew 3.5% (3.1% including spreads), representing a good performance in largely subdued markets. Growth was broad-based – across all our categories – and of good quality, supported by high levels of brand and marketing investment.

There was excellent progress on absolute profitability and on underlying operating margin – by 110 basis points – helped by strong delivery against the key savings and efficiency programmes behind our Connected for Growth (C4G) change programme, which started in 2016. Two-thirds of the more than €2 billion of savings generated in 2017 were re-invested behind growing our brands in line with our long-term model. The increase in underlying operating profit also contributed to a record free cash flow delivery at €5.4 billion, an improvement of €0.6 billion.

By any measure, this represents a good, all-round performance, as well as further evidence of the transformation of Unilever to a sustainable growth company. In this environment, we continue to believe that a long-term focus on multiple stakeholders, behind a purpose-driven sustainable business model, is the best guarantee of future success.

LOOKING AHEAD WITH CONFIDENCE

Although the global economy is showing signs of improvement, we can expect 2018 to be another challenging year, with further rapid and wide-ranging disruption to our markets. In addressing these challenges, we are benefiting, I believe, from having started early in anticipating – and responding to – many of the trends and developments we currently see re-shaping our markets.

By anticipating, for example, the desire of consumers for more natural and authentic products – and for brands that serve a deeper purpose – the relevance and impact of our Unilever Sustainable Living Plan, introduced in 2010, has increased steadily. Last year we reported that the growth of our sustainable living brands was outstripping other brands and accounted for 60% of Unilever’s growth.

The leadership role Unilever has played more widely in pioneering responsible business models was also further acknowledged last year. Indeed, for the seventh consecutive year Unilever topped the GlobeScan/SustainAbility ranking of 1,000 sustainability experts around the world – the longest-running and most extensive survey of its kind. The study identified integrating sustainability into the heart of the business, demonstrating executive leadership, strong performance in supply chain management, and commitment to the Sustainable Development Goals (SDGs), as among key reasons behind the Group’s leadership, concluding that “Unilever continues to be seen as the global leader on sustainability”.

We are also benefiting from the company-wide implementation of Connected for Growth. By streamlining the Group and by empowering our front-line operators, C4G is providing the combination of resilience and agility that today’s trading environment demands. We are already seeing the benefits, with employees reporting a significant improvement in the speed of decision-making and a greater ‘bias for action’.

A key measure of C4G’s longer term success will be our ability to roll-out bigger and more impactful innovations even quicker, both globally and locally. Again, there is evidence of improved performance. The number of local launches was substantially up in 2017. Our key emphasis, however, remains on our core, global brands and on developing strategic, global launches based on larger projects with more consumer benefits. We already see some great examples of this, including in 2017 with the launch of Magnum Pints, providing the ultimate ice-cream and chocolate experience in a tub; the roll-out of Baby Dove to a further 19 countries; the relaunch of the Hellmann’s brand with strengthened naturalness claims in 28 markets, as well as the roll-out of Hellmann’s organic variants in both Europe and North America; and the continued roll-out of the incredibly successful Domestos toilet blocks, now in 33 countries, helping to drive double-digit growth for the brand. It is a further measure of the strength of our brands that more of them appear in the annual Kantar Global Ranking of Most Chosen Consumer Brands than those of our competitors.

In the spirit of the C4G changes, we also announced last year the bringing together of our Foods and Refreshment categories into a single division, based in Rotterdam. The work for this was completed in 2017. We believe the new Foods & Refreshment division can become an even stronger global powerhouse, benefiting from the scale and efficiencies that the integration will bring.

We have also moved decisively in recent years to reshape our portfolio in anticipation of changing consumer trends and to help maximise new and burgeoning growth opportunities. Over the last three years, we have made – or announced – 22 acquisitions. Twelve of these came last year alone as we accelerated our portfolio transformation further, making 2017 one of the most active acquisition periods in the company’s history.

These new businesses strengthen our portfolio in a variety of ways. Some give us access to fast-growing segments of markets in which we are already active but currently under-represented, such as Carver Korea, which will enable us to leverage the growing demand for Korean skin care products. Others will enable us to expand in complementary, adjacent categories, such as colour cosmetics (Hourglass) and air purification (Blue Air). Some give us greater regional scale in existing categories, as is the case with the acquisition of the Quala home and personal care business in Latin America and EAC in Myanmar. And others bring skills and capabilities in new, rapidly emerging segments, including subscription and direct-to-consumer models (e.g. Dollar Shave Club and our Prestige beauty businesses).

Having announced earlier in the year the intention to divest our spreads business, 2017 also ended with the announcement of the sale of the business to KKR for a little over €6.8 billion.

This combination of an increasingly relevant Unilever Sustainable Living Plan, a C4G change model that supports the kind of speed, agility and organisational resilience needed to compete in today’s markets; and a sharper portfolio better weighted to higher growth categories and geographies, gives us the confidence that we can go on delivering consistent, market-beating performance.

4	Strategic Report	Annual Report on Form 20-F 2017

We are also particularly well placed, I believe, to capture the opportunities of the digital revolution - and the unprecedented explosion in data – which are transforming our markets and our ways of operating. Again, we started early. Our digital marketing capabilities, for example, have frequently been recognised as among the best in the industry and the online sales of our brands increased by a further 80% last year, making it a €1.7 billion business for us. However, this area is moving fast. The amount of data in the world is more than doubling every two years. Our ambition is to build a billion one-to-one consumer relationships, leveraging our in-house People Data Centres and the opportunity they give us to connect with consumers in a meaningful way through real-time analytics. We need to continue driving this critical agenda, which is why we are investing heavily in digital, experimenting with a range of new, direct-to-consumer business models and embarking on an enterprise wide digital transformation programme.

THE POWER OF OUR PEOPLE

Ultimately, Unilever’s success will come down to its ability to attract and retain the most talented individuals and to motivate and inspire them with a mission and a purpose that speaks to the long-term aims and values of the company.

Here, again, we start from a strong base. A remarkable 90% of employees’ express pride in working for Unilever, well above the industry average. And last year the number of countries in which Unilever was named ‘most desired employer’ rose to 44 of the 52 markets in which we recruit - a more than 25% increase on the year before and a remarkable testament to the attractiveness of our employer proposition and our purpose-driven model.

At the heart of our people agenda is a focus on creating a balanced and inclusive workforce. This focus not only underpins Unilever’s longstanding values – especially tolerance and respect - but also guarantees the diversity of thought and ideas on which our business depends. We made further strides again in 2017, not least in the area of gender balance, with the proportion of female managers rising to 47% of our total management population.

DELIVERING FOR ALL OUR STAKEHOLDERS

In conclusion, let me thank all of the wonderful people of Unilever – and the many more we partner with around the world – who worked so hard to make 2017 such a strong and positive year for the Group. It was a year in which our long-term compounding growth model was questioned by some, but was ultimately shown to be a model that unequivocally delivers in the interests of Unilever and its multiple stakeholders, including shareholders.

PAUL POLMAN

CHIEF EXECUTIVE OFFICER

UNILEVER LEADERSHIP EXECUTIVE (ULE) OVERVIEW

FOR PAUL POLMAN AND GRAEME PITKETHLY SEE PAGE 3

DAVID BLANCHARD Chief R&D Officer	MARC ENGEL Chief Supply Chain Officer	HANNEKE FABER President, Europe	ALAN JOPE President, Personal Care

Nationality British Age 53, Male

Appointed to ULE January 2013

Joined Unilever 1986

Previous Unilever posts include:

Unilever Research & Development (SVP); Unilever Canada Inc. (Chairman); Foods America (SVP Marketing Operations); Global Dressings (VP R&D); Margarine and Spreads (Director of Product Development).

Current external appointments:

Ingleby Farms and Forests (NED).

Nationality Dutch Age 51, Male

Appointed to ULE January 2016

Joined Unilever 1990

Previous Unilever posts include:

Unilever East Africa and Emerging Markets (EVP); Chief Procurement Officer; Supply Chain, Spreads, Dressings and Olive Oil Europe (VP); Ice Cream Brazil (Managing Director); Ice Cream Brazil (VP); Corporate Strategy Group; Birds Eye Wall’s, Unilever UK (Operations Manager).

Current external appointments:

PostNL (Supervisory Board member).

Nationality Dutch Age 48, Female Appointed to ULE January 2018

Joined Unilever 2018

Previous posts include:

Ahold Delhaize (CEIO & EC), Ahold (CCO), P&G (VP & GM).

Current external appointments:

Bayer AG (Supervisory Board member), Leading Executives Advancing Diversity (LEAD) (advisory board member).

Nationality British Age 53, Male

Appointed to ULE November 2011

Joined Unilever 1985

Previous Unilever posts include:

Unilever Russia, Africa and Middle East (President); Unilever North Asia (President); SCC and Dressings (Global Category Leader); Home and Personal Care North America (President).

KEES KRUYTHOFF President, Home Care	LEENA NAIR Chief Human Resources Officer	NITIN PARANJPE President, Foods and Refreshment	RITVA SOTAMAA Chief Legal Officer and Group Secretary

Nationality Dutch Age 49, Male

Appointed to ULE November 2011

Joined Unilever 1993

Previous Unilever posts include: President, North America and Global Head of Customer Development; Brazil (EVP); Unilever Foods South Africa (CEO); Unilever Bestfoods Asia (SVP and Board member).

Current external appointments:

Pepsi/Lipton JV (Board member); Enactus (Chairman).

Nationality Indian Age 48, Female

Appointed to ULE March 2016

Joined Unilever 1992

Previous Unilever posts include: HR Leadership and Organisational Development and Global Head of Diversity (SVP); Hindustan Unilever Limited (Executive Director HR); Hindustan Lever (various roles).

Nationality Indian Age 54, Male

Appointed to ULE October 2013

Joined Unilever 1987

Previous Unilever posts include: President Home Care; EVP South Asia and Hindustan Unilever Limited (CEO); Home and Personal Care, India (Executive Director); Home Care (VP); Fabric Wash (Category Head); Laundry and Household Cleaning, Asia (Regional Brand Director).

Nationality Finnish Age 54, Female

Appointed to ULE February 2013

Joined Unilever 2013

Previous posts include: Siemens AG – Siemens Healthcare (GC); General Electric Company – GE Healthcare (various positions including GE Healthcare Systems (GC)); Instrumentarium Corporation (GC).

Current external appointments:

Fiskars Corporation (NED).

AMANDA SOURRY President, North America & Global Head of Customer Development	KEITH WEED Chief Marketing & Communications Officer

Nationality British Age 54, Female

Appointed to ULE October 2015

Joined Unilever 1985

Previous Unilever posts include:

President Foods; Global Hair (EVP); Unilever UK and Ireland (EVP and Chairman); Global Spreads and Dressings (EVP); Unilever US Foods (SVP).

Current external appointments:

PVH Corp. (NED).

Nationality British Age 56, Male

Appointed to ULE April 2010

Joined Unilever 1983

Previous Unilever posts include:

Global Home Care and Hygiene (EVP); Lever Fabergé (Chairman); Hair and Oral Care (SVP).

Current external appointments:

Business in the Community International Board (Chairman); Business in the Community (Board member).

Annual Report on Form 20-F 2017	Strategic Report	5

OUR PERFORMANCE

FINANCIAL PERFORMANCE

GROWING THE BUSINESS	2017	2016	2015
GROUP
TURNOVER GROWTH
Turnover growth averaged 1.0% over five years	1.9%	(1.0%)	10.0%
UNDERLYING SALES GROWTH*
Underlying sales growth averaged 3.6% over five years	3.1%^	3.7%	4.1%
UNDERLYING VOLUME GROWTH*
Underlying volume growth averaged 1.5% over five years	0.8%	0.9%	2.1%
OPERATING MARGIN
Operating margin averaged 15.4% over five years	16.5%	14.8%	14.1%
UNDERLYING OPERATING MARGIN*
Underlying operating margin has steadily increased over five years from 15.1% to 17.5%	17.5%	16.4%	15.6%
FREE CASH FLOW*
Unilever has generated free cash flow of €22.0 billion over five years	€5.4 billion	€4.8 billion	€4.8 billion
CATEGORIES
PERSONAL CARE
Turnover	€20.7 billion	€20.2 billion	€20.1 billion

Turnover growth	2.6%	0.5%	13.2%

Underlying sales growth	2.9%^	4.2%	4.1%

Operating margin	19.8%	18.4%	18.1%

Underlying operating margin	21.1%	20.0%	19.7%
HOME CARE
Turnover	€10.6 billion	€10.0 billion	€10.2 billion

Turnover growth	5.6%	(1.5%)	10.9%

Underlying sales growth	4.4%^	4.9%	5.9%

Operating margin	10.8%	9.5%	7.3%

Underlying operating margin	12.2%	10.9%	8.4%
FOODS
Turnover	€12.5 billion	€12.5 billion	€12.9 billion

Turnover growth	(0.1%)	(3.1%)	4.5%

Underlying sales growth	1.0%^	2.1%	1.5%

Operating margin	18.2%	17.4%	17.8%

Underlying operating margin	19.7%	19.1%	19.1%
REFRESHMENT
Turnover	€9.9 billion	€10.0 billion	€10.1 billion

Turnover growth	(0.8%)	(1.1%)	10.3%

Underlying sales growth	4.9%^	3.5%	5.4%

Operating margin	13.5%	9.7%	8.3%

Underlying operating margin	12.7%	11.1%	10.2%

*	Key Financial Indicators.

^	Wherever referenced in this document, 2017 underlying sales growth does not include Q4 price growth in Venezuela. See pages 22 to 23 on non-GAAP measures for more details.

Underlying sales growth, underlying volume growth, underlying operating margin and free cash flow are non-GAAP measures. In order to provide a clear picture of our performance against the objectives set out in our strategic review we report underlying operating margin, which excludes restructuring costs, in place of the previously reported core operating margin. For further information about these measures, and the reasons why we believe they are important for an understanding of the performance of the business, please refer to our commentary on non-GAAP measures on page 22.

6	Strategic Report	Annual Report on Form 20-F 2017

UNILEVER SUSTAINABLE LIVING PLAN

	2017		2016		2015
IMPROVING HEALTH & WELL-BEING
BIG GOAL: By 2020 we will help more than a billion people take action to improve their health and well-being. See page 13
HEALTH & HYGIENE
Target: By 2020 we will help more than a billion people to improve their health and hygiene. This will help reduce the incidence of life-threatening diseases like diarrhoea.	601 million		538 million	[f]	482 million[r]
NUTRITION
Target: By 2020 we will double the proportion of our portfolio that meets the highest nutritional standards, based on globally recognised dietary guidelines. This will help hundreds of millions of people to achieve a healthier diet.	39%	◇	35%		34%[r]
REDUCING ENVIRONMENTAL IMPACT
BIG GOAL: By 2030 our goal is to halve the environmental footprint of the making and use of our products as we grow our business. See pages 13 and 14
GREENHOUSE GASES
Target: Halve the greenhouse gas impact of our products across the lifecycle by 2030 (greenhouse gas impact per consumer use).	9%	◇	8%		7%[q]
Target: By 2020 CO2 emissions from energy from our factories will be at or below 2008 levels despite significantly higher volumes (reduction in CO2 from energy per tonne of production since 2008).** +	(47%)	◇	(43%)[f]		(39%)[r]
WATER
Target: Halve the water associated with the consumer use of our products by 2020 (water impact per consumer use).	(2%)	◇	(7%)		(1%)[r]
Target: By 2020 water abstraction by our global factory network will be at or below 2008 levels despite significantly higher volumes (reduction in water abstraction per tonne of production since 2008).**	(39%)	◇	(37%)[f]		(37%)[r]
WASTE
Target: Halve the waste associated with the disposal of our products by 2020 (waste impact per consumer use).	(29%)		(28%)[f]		(26%)[q]
Target: By 2020 total waste sent for disposal will be at or below 2008 levels despite significantly higher volumes (reduction in total waste per tonne of production since 2008).**	(98%)	◇	(96%)[f]		(97%)[r]
SUSTAINABLE SOURCING
Target: By 2020 we will source 100% of our agricultural raw materials sustainably (% of tonnes purchased).	56%		51%		60%^
ENHANCING LIVELIHOODS
BIG GOAL: By 2020 we will enhance the livelihoods of millions of people as we grow our business. See page 14
FAIRNESS IN THE WORKPLACE
Target: By 2020 we will advance human rights across our operations and extended supply chain, by:
• Sourcing 100% of procurement spend from suppliers meeting the mandatory requirements of the Responsible Sourcing Policy (% of spend of suppliers meeting the Policy)	55%	‡	-		-
• Reducing workplace injuries and accidents (Total Recordable Frequency Rate of workplace accidents per million hours worked)**	0.89	◇	1.01[f]		1.12[r]
OPPORTUNITIES FOR WOMEN
Target: By 2020 we will empower 5 million women, by:	1,259,000	◇	920,000		806,000
• Promoting safety for women in communities where we operate	7,000	◇	7,000		6,000
• Enhancing access to training and skills (number of women)	1,175,000	◇	836,000		730,000
• Expanding opportunities in our value chain (number of women)	77,000	◇	77,000		70,000
• Building a gender-balance organisation with a focus on management (% of managers that are women)**	47%	◇	46%		45%
INCLUSIVE BUSINESS
Target: By 2020 we will have a positive impact on the lives of 5.5 million people by:
• Enabling small-scale retailers to access initiatives aiming to improve their income (number of small-scale retailers)	1.6 millio	n	1.5 million		1.8 million
• Enabling smallholder farmers to access initiatives aiming to improve their agricultural practices	716,000	◇	650,000		600,000

Baseline 2010 unless otherwise stated

**	Key Non-Financial Indicators.
◇	PricewaterhouseCoopers (PwC) assured in 2017. For details and 2017 basis of preparation see www.unilever.com/ara2017/downloads
f	PwC assured in 2016. For details and 2016 basis of preparation see www.unilever.com/sustainable-living/our-approach-to-reporting/reports-and-publications-archive
r	PwC assured in 2015. For details and 2015 basis of preparation see www.unilever.com/sustainable-living/our-approach-to-reporting/reports-and-publications-archive
q	Greenhouse Gases was assured as a 6% increase in 2015 by PwC. This was restated to 7% in 2016 as we revised our 2010 baseline with updated product data. Waste was assured as a 29% reduction in 2015 by PwC. This was restated to 26% in 2016 as we revised our 2010 baseline with updated recycling data.
‡	During the year we have amended how we assess compliance with the Responsible Sourcing Policy, hence prior year numbers are not comparable. See page 14 for further details.
Around 370,000 women have accessed initiatives under both the Inclusive Business and the Opportunities for Women pillars in 2017.
( )	In the table above, brackets around numbers indicate a negative trend which, for environmental metrics, represents a reduction in impact
+	Target approved by the Science Based Targets Initiative
^	See page 13 for more information

Annual Report on Form 20-F 2017	Strategic Report	7

A CHANGING WORLD

UNILEVER OPERATES IN THE FAST-MOVING CONSUMER GOODS (FMCG) INDUSTRY, ONE OF THE LARGEST AND MOST COMPETITIVE INDUSTRIES IN THE WORLD.

The top 25 global FMCG players generate sales of over €500 billion in markets characterised by their highly dynamic nature. Rapid change is now a constant, caused by fragmentation throughout the value chain, requiring fast, innovative and profitable responses in areas such as supply chain, customer development, marketing and brand innovation.

In response we have taken a number of strategic actions including the sale of our Spreads business, the integration of our Foods and Refreshment categories, the announcement or completion of 12 acquisitions in faster growing segments and channels, and the acceleration of our Connected 4 Growth (C4G) change programme. Launched in 2016 to create a faster, simpler organisation, we are realising C4G’s benefits through digitally connected end-to-end marketing, R&D and supply chain, and a more agile organisation leveraging our global scale and local expertise.

FASTER PACE OF CHANGE

There is no doubt that the business environment is changing at a faster pace than ever. These changes bring challenges but also significant opportunity. We see changes in a number of areas, notably in consumer preferences, route-to-market channels, media and brand communication and the competitive landscape.

Consumers are taking radically different paths when purchasing brands, often combining both offline and online channels where influencers are a growing force. Younger consumers are prioritising meaning over materialism, demanding brands with a point of view and more authenticity, transparency and sustainability. More people moving into the global workforce, especially in emerging markets, is resulting in long-term shifts in demand for products with greater convenience and time-saving attributes, notably in Foods and Home Care, but without sacrificing quality or sustainability benefits. The trend of growing middle classes continues, albeit challenged by incomes rising only slowly in some emerging markets and inequality increasing globally.

Channels to reach consumers are also fragmenting, with less reliance on ‘big box’ retailers as e-commerce continues to grow, driven in part by direct-to-consumer models. The global FMCG e-commerce channel continues to grow by 30% a year according to the latest industry reports. Specialist channels, such as drug stores, continue to grow in significance as do discount and convenience stores.

The proliferation of diverse digital and social media channels has led to significant media fragmentation. Digital advertising is playing an increasingly important role in brand advertising – now around 40% of the total advertising market. However, tackling viewability standards and fraud in digital advertising through verification of views – and demonstrating the value of digital advertising spend – are ongoing challenges for the industry.

Responses to change are predicated on the need for efficiency and margin improvement as competition intensifies. Some global players are adopting models prioritising cost-cutting over long-term investment.

Local players present a growing challenge. They react swiftly with innovations meeting local trends, one reason why responses, such as Unilever’s C4G programme, are critical in marrying the benefits of global scale, in areas such as marketing and R&D, with entrepreneurial country teams empowered to lead launches that meet local trends.

A MIXED ECONOMIC OUTLOOK

This pace of change comes as market conditions across many of our markets remain challenging. There are, however, grounds for optimism as local currencies are stabilising and real wages are making a recovery. We are starting to see signs of improvement in some of the large emerging markets such as India and China but others, notably Brazil, are suffering economic problems with consumers spending less. This requires further rapid, local responses from brands.

In Europe, the industry is seeing high promotion levels keeping prices down. Volumes are slowly picking up in certain markets. Consumers, while remaining cost conscious, are also seeking occasions to buy more premium and prestige products in return for economising on some of their routine household shopping. In North America, although GDP performance is positive, this has not translated into significant growth in our markets.

LONGER-TERM MACRO FORCES

Our markets are also shaped by systemic macro forces which impact at a different pace. We periodically review these trends to ensure our strategy and plans are fit for the future. Based on our latest macro forces analysis, we believe there are four distinct but overlapping trends that will shape the world over the next ten years: the multipolar world, the environment under stress, digital and technology revolution and people living differently (see pages 10 to 18 for our response).

Slow global growth is accentuating the financial and political polarisation within countries. Nationalist and protectionist tendencies are rising, threatening the progress of globalisation and free trade in recent decades.

Strains on the natural environment are intensifying with the impacts of climate change and water scarcity increasingly visible. Momentum is gathering globally to tackle climate change following the Paris Agreement, which came into force in 2016, aiming to limit temperature rise this century to below 2 degrees Celsius above pre-industrial levels. Concerns about the planet and society are matched by concerns about our own health. Obesity kills more people than hunger, while many populations struggle to find sufficient nourishment in their diets, presenting opportunities to meet these growing consumer needs.

Companies continue with the rapid development of new technologies. These include artificial intelligence, robotics, voice technology and virtual reality to engage with consumers in new ways. Data, and the Internet of Things, are disrupting traditional business models using technologies such as blockchain and increasingly sophisticated smart devices. Digitisation also comes with risk, at an individual, government and company level, over data privacy and security as well as brand safety.

Consumers are now living in communities that are becoming more diverse with fragmented identities. Younger generations, especially Millennials and Generation Z, are having a powerful influence on cultural norms such as diversity and gender. Older generations will exert a strong economic influence with the number of people aged 80 and over expected to triple by 2050. Migration is having a profound effect on national identity. Today, one in 30 people are international migrants living abroad, a 40% rise since 2000. People are encouraged to move, in part, by the rise of global megacities of ten million-plus inhabitants. These will rise from 31 to 41 by 2030. Such urbanisation is expected to create an additional 500 million one-person households between 2016 and 2030.

8	Strategic Report	Annual Report on Form 20-F 2017

OUR VALUE CREATION MODEL

UNILEVER HAS A PROVEN BUSINESS MODEL THAT SUPPORTS LONG-TERM, COMPOUNDING GROWTH AND SUSTAINABLE VALUE CREATION.

Our business activities span a complex, global value chain. Starting with consumer insights, we track changing consumer sentiment through our 25 People Data Centres around the world. Through close collaboration between marketing and R&D, we use our insights to inform product development, leveraging our €900 million annual R&D spend.

We work with thousands of suppliers and spend around €34 billion on goods and services, including approximately €13 billion on ingredients and raw materials for our products. Our global manufacturing operations across more than 300 factories in 69 countries turn these materials into products.

Our products are then distributed via a network of more than 400 globally coordinated warehouses to 25 million retail stores, from large supermarkets, hypermarkets, wholesalers and cash and carry, to small convenience stores, as well as other fast-growing channels such as e-commerce, out-of-home and direct-to-consumer. We work in close partnership with customers to ensure our brands are always available and properly displayed.

We are the second largest advertiser in the world, based on media spend. Alongside more conventional advertising, we create an increasing amount of tailored content ourselves to market our brands, using digital channels that are better targeted, more personalised and provide more accurate consumer insights. And in doing so, our value chain cycle repeats itself.

Underlying our value chain is a set of defining strengths which set us apart from our competitors: our portfolio of global brands and local jewels; a presence in more than 190 countries with 58% of our turnover in emerging markets; deep distribution capability through ever more complex channels and a talent pool of local management – 70% of our leaders are local.

Our strategy (see page 10) and our category strategies (see pages 11 and 12) harness these strengths to deliver competitive top and bottom line growth, and capital efficiency which in turn drives underlying earnings per share, free cash flow and return on invested capital – and ultimately attractive returns for shareholders. To respond further to the increasing pace of change and the need to go further and faster in value creation, we are accelerating our C4G programme of organisational change to create a faster, simpler organisation. For more on C4G see page 10.

Combined with C4G, in April 2017, we set out financial targets to further accelerate shareholder value. These include underlying sales growth ahead of our markets, which in current market conditions we expect to translate into underlying sales growth of 3-5% each year up to 2020, projected savings of €6 billion by 2019 and an expansion of underlying operating margin from 16.4% to 20% by 2020. Return on Invested Capital is expected to be sustained in the high teens and dividends will continue to rise, reflecting increased confidence in the outlook for profit growth and cash generation.

Sustainable value creation also means investing for the long term, which is why the Unilever Sustainable Living Plan (USLP) is at the heart of our business model and Vision to grow our business, whilst decoupling our environmental footprint from our growth and increasing our positive social impact, in turn contributing to the United Nations Sustainable Development Goals (see page 15).

Our strategy and business model continue to deliver growth that is consistent, competitive, profitable and responsible. Between 2009 and 2017 it has delivered underlying sales growth of 4.3% a year while operating margin expanded by 390 basis points to 16.5%. In 2017 free cash flow increased to over €5 billion while return on invested capital was 19.2%. Longer term, Unilever has grown dividends by an average of 8% per year over the last 37 years, with no reductions.

Annual Report on Form 20-F 2017	Strategic Report	9

OUR STRATEGY

GROWING THE CORE, EVOLVING THE PORTFOLIO AND DEVELOPING CHANNELS ARE AT THE HEART OF OUR STRATEGY TO DELIVER LONG-TERM, COMPOUNDING GROWTH AND SUSTAINABLE VALUE CREATION.

Our strategy helps us deliver top and bottom line growth in a fast-changing world. It is underpinned by Connected 4 Growth (C4G), a significant organisational change programme which aims to create a faster, simpler organisation while creating a culture of empowerment, collaboration and experimentation. We expect the benefits of C4G to be realised progressively during 2018 and 2019.

WINNING WITH BRANDS AND INNOVATION

Consumer preferences are changing and they are taking radically different paths when purchasing brands. We must therefore innovate faster to respond to these changes. While the level of innovation will vary by category, depending on market requirements and brand strategies we use 70:20:10 as a general percentage guideline. The ‘70’ innovation projects are global roll-outs, such as Baby Dove which was launched in 19 markets in 2017. Local innovations marketed through global brands make up the ‘20’ part of our portfolio, such as the launch of Comfort Sakura in Japan. The ‘10’ are hyper-local launches such as the Sunsilk Yuya range in Mexico which respond directly to local requirements.

To enable this, C4G has created more than 200 Country Category Business Teams (CCBTs) which are multifunctional entrepreneurial units which break down silos by combining marketing, R&D, customer development and supply chain expertise. They have ownership of their own profit and loss account and are empowered to take decisions for their local requirements. Through CCBTs, we are aiming for more relevant innovations, which are rolled out faster. We are already seeing an improvement in time to market across our portfolio. At the same time, we are seeing more rapid local innovations to meet local trends. CCBTs are supported by 45 Brand Communities, which ensure global collaboration and best practice sharing.

Consumers increasingly seek brands that are authentic and which they can trust. Our Sustainable Living brands are a key differentiator in this regard. In 2016, 18 of our top 40 brands were Sustainable Living brands which combine a powerful purpose with products contributing to the Unilever Sustainable Living Plan. See page 13 for more.

Related principal risks (see pages 28 to 30): Brand preference, Economic and political instability, Portfolio management, Safe and high-quality products, Sustainability, Climate Change

WINNING THROUGH CONTINUOUS IMPROVEMENT

C4G plays a significant role in driving competitive growth, but it is also responsible for margin expansion to deliver profitable growth. Through sharper financial discipline governing overhead spending, and our zero-based budgeting approach, we are reducing costs as well as uncovering new and innovative ways of working.

In the supply chain, we have rolled out the 5S: smart programme across all categories. 5S drives cost savings, but it is more than a conventional cost saving exercise. It examines the business for improvements more broadly across the entire value chain, driving savings through smart buying, smart sourcing and smart product portfolio, all of which leverage our Partner to Win programme. 5S also drives revenue and margin through smart mix and smart pricing which we deliver through our Net Revenue Management programme. In Home Care alone, the 5S programme has delivered material savings of €450 million in 2017.

Customer development is using virtual reality tools to test ahead of new launches, savings costs and cutting project times compared to traditional methods using physical store mock-ups.

In marketing, we are creating more of our own content in house while making existing assets go further. Our 17 U-Studios in 12 countries are creating content for brand teams faster and around 30% cheaper than external agencies. In addition, we are using our global and agency networks in order to access efficient production solutions and locations. We continue to apply zero-based budgeting to improve efficiencies in areas such as brand and marketing investment.

Related principal risks (see pages 28 to 29): Supply chain, Sustainability, Climate Change

WINNING IN THE MARKETPLACE

We reach 2.5 billion consumers every day through 25 million retail stores. We are constantly evolving our portfolio through our C4G approach to reach consumers in all income brackets. This stretches from our prestige range in Personal Care, built from carefully selected acquisitions such as Carver Korea and Hourglass, down to Domex, a new toilet detergent innovation in powder format launched in just seven months for the lowest income groups in India. But we also reach wide into new geographies, with brands expanding to meet future pockets of growth such as Pure Leaf tea in North America and Sunlight dishwash in Central & Eastern Europe.

Data is key to informing innovation, gathered from publicly available information, but also from our 25 People Data Centres around the world. These identify trends and insights from social listening and engaging with consumers with ideas for new launches and formats. Alongside innovation, customer development is a key driver of growth. Our Category Channel Development Leaders sit on our CCBTs and work closely with our marketing professionals so products are available when and where consumers want them, in the format they prefer, utilising Net Revenue Management, supported by compelling and relevant communications.

E-commerce remains a key and growing channel. Our online business is now close to delivering 4% of Unilever turnover. We have more than 800 people dedicated to building our business through numerous online channels such as Amazon, Taobao in China, online grocery websites, as well as direct-to-consumer models deployed by Dollar Shave Club, T2 and a number of our prestige brands.

Related principal risks (see pages 28 to 30): Customer relationships, Economic and political instability, Portfolio management, Sustainability, Climate change

WINNING WITH PEOPLE

At the heart of C4G is a founder’s mindset that will power long-term value creation. It involves more collaboration, more experimentation through test and learn, embracing failure to gain insight and an obsession with customers and consumers. An owner’s mindset empowers our people to take responsibility for delivering business results. Through our CCBTs and Brand Communities, they take innovations from global teams and land them in markets. But they are also empowered, and provided with the resources, to develop local innovations with speed.

C4G gives our people licence to take responsibility for resources, driving efficiency improvements through zero-based budgeting and reinvesting the proceeds in higher growth areas. With a more entrepreneurial culture we are also changing the way our people are rewarded, with more long-term share-based incentive schemes that reward both business performance and progress on our Unilever Sustainable Living Plan (USLP) targets (see page 7).

To ensure we develop the right capabilities and skills needed for these different ways of working and new entrepreneurial leadership qualities, we are investing in continuous, ‘always-on’ learning programmes that are available when people need them in the most relevant format.

Attracting and retaining the best talent is vital to value creation and our Purpose of Making Sustainable Living Commonplace is a clear differentiator, with 72% of employees believing sustainability drives growth in the business. In 2017, Unilever was the number one FMCG graduate recruiter in 44 countries.

Related principal risks (see pages 28 to 30): Talent, Business transformation, Sustainability

10	Strategic Report	Annual Report on Form 20-F 2017

DELIVERING LONG-TERM VALUE FOR OUR STAKEHOLDERS

OUR CONSUMERS

Meeting the needs of consumers is at the heart of our value creation model and strategy. We reach them through our four categories.

PERSONAL CARE

OUR PERSONAL CARE CATEGORY GENERATED TURNOVER OF €20.7 BILLION, ACCOUNTING FOR 39% OF UNILEVER’S TURNOVER AND 46% OF OPERATING PROFIT.

The category is our largest and includes five brands with turnover of €1 billion or above, Axe, Dove, Lux, Rexona and Sunsilk and other household names such as TRESemmé, Signal, Lifebuoy and Vaseline. Personal Care has leading global positions in hair, skin cleansing and deodorants, and strong local positions in skin care and oral care. Its prestige range leads in premiumising our brand portfolio with turnover of €425 million from brands such as Dermalogica.

Personal Care’s strategy is to deliver competitive growth in its core, while evolving the overall portfolio in response to market trends. It has four markets generating turnover of more than €1 billion: US, India, Brazil and Indonesia, highlighting its emerging market strengths which generated €12.5 billion of turnover. Underlying sales growth in the category during 2017 was 2.9%, a slowdown from 2016, while operating margin rose 140 basis points to 19.8%.

Growing the core and evolving areas such as naturals, prestige and baby was a key focus of innovation and investment in 2017. The Simple sensitive skin care range was rolled out to new markets, while several brands such as Dove and Sunsilk launched natural extensions. In India, Lever Ayush, a brand formulated using ayurvedic ingredients was launched and offers a range of skin, hair and oral care products. Hijab Fresh, a hand and body lotion specifically developed for Muslim consumers, was launched in Indonesia. Other launches included KJU Perfumed by Lux in China, capitalising on the appeal of Korean beauty, and Signal’s White Now Correction range in Europe. North America launched two brands: the millennial-focused hair care and skin cleansing brand, Love Beauty & Planet and ApotheCARE Essentials, a range of apothecary-inspired haircare products.

The business faced pressure in two of its largest markets, Brazil and Indonesia, due to difficult economic conditions which affected volumes. North America saw growth increase in hair care and skin cleansing while in Europe, consumers remain cost conscious and the retail environment challenging.

Several acquisitions were completed in line with the category’s strategy. Carver Korea was bought to strengthen our footprint in skin care in China, Japan and South Korea. Hourglass, a luxury colour cosmetics brand, Schmidt’s Naturals deodorant brand and Sundial Brands, a US hair care and skin care company serving multicultural and millennial consumers were acquired in 2017. An agreement was also announced in 2017 to acquire the home care and personal care business of Quala S.A., adding hair and male grooming brands in north Latin America.

The category has several Sustainable Living brands such as Axe, Dove, Rexona, Lifebuoy and Smile (Signal and Pepsodent) which are central to the ambitions of the USLP. Dove, Lifebuoy and Signal have programmes to achieve Unilever’s goal of improving health and well-being for more than one billion people by 2020. Dove launched the Real Beauty Pledge in 2017 which promises that Dove will: always feature real women, never models, in campaigns; will portray women as they are in real life and will help girls build body confidence and self-esteem to realise their potential. Axe’s positioning, which embraces the individuality of real, modern men, supported Unilever’s work on Unstereotype.

The media landscape continues to fragment, requiring efficiencies in producing marketing content and more efficient use of existing assets. This approach helped Personal Care meet savings targets from zero-based budgeting, expanding margins. Low volume growth and short-term volatility are risks but Personal Care is well-positioned to respond to local competition, and remains a highly attractive growth and margin opportunity in an ever more connected world where its emerging market footprint is a major asset.

HOME CARE

OUR HOME CARE CATEGORY GENERATED TURNOVER OF €10.6 BILLION, ACCOUNTING FOR 20% OF UNILEVER’S TURNOVER AND 13% OF OPERATING PROFIT.

Home Care includes two global brands with turnover of €1 billion or more, namely Dirt is Good (Omo and Persil) and Surf. Other leading brands include Comfort, Domestos, Sunlight, Cif, Pureit, the water purification brand and Blueair, the air purification business.

Home Care’s strategic role is to grow profitability and it made good progress during 2017, generating underlying sales growth of 4.4% and increasing operating margin by 130 basis points to 10.8%. Its emerging markets footprint, accounting for 80% of turnover, and its leading brands delivered leadership positions in seven of its top ten markets. This resilience came against a slowdown in several key markets, combined with commodity inflation and currency fluctuations. However, premiumisation, portfolio evolution and expansion in new geographies all contributed to strong growth in South Asia, Africa and the region of North Africa, Middle East, Turkey, Russia, Ukraine and Belarus.

In more challenging European, South East Asian and some Latin American markets, investment in core brands resulted in growth for Radiant in Brazil, Comfort in China and Sunlight in Indonesia. This was complemented by successful launches of Surf laundry detergents and Sunlight Dishwashing tablets in Central & Eastern Europe, combined with the continued success of Domestos toilet blocks in Europe and liquid laundry detergents in South East Asia. Future growth markets have been strengthened by the announcement to purchase the home care and personal care business of Quala S.A. in 2017 which will add brands in north Latin America, and Unilever’s joint venture to form EAC Unilever Myanmar Company Limited.

Consistent with Unilever’s Connected 4 Growth programme, Home Care met changing consumer trends with local innovations launched at speed. The Italian Cif team identified the potential for nozzles to deliver either a spray or a foam and launched within seven months. Comfort Sakura, a millennial-inspired cherry blossom fragrance in Japan and China, was launched in five months.

Global innovations also accelerated. Capitalising on the increased penetration of dishwash machines, Sun dishwasher tablets with improved performance, were launched within 12 months. The category continued its innovation in laundry by launching Persil Powergems, a revolutionary format with a new concentrated formula which both lowers our greenhouse gas footprint and delivers high performance.

Home Care’s innovations responded quickly to consumers’ desires for hygiene, natural ingredients and products that care for sensitive skin. Seventh Generation, a US acquisition in 2016 and a pioneer of plant-based products, grew by double digits. Sensitive, a growing segment addressing skin sensitivity, saw the launch of Dirt is Good Sensitive (Persil, Omo) in 24 countries while Neutral, another 2016 acquisition, is now in 11 countries.

The category continued to help consumers improve their health and livelihoods notably through its Sustainable Living brands such as Cif, Dirt is Good, Domestos, Radiant and Surf. Domestos, with double digit growth in 2017, helped more than ten million people gain improved access to a toilet while the Domex brand in India launched a low-cost toilet cleaner for low income groups. SmartFoam, a new rinse-efficient, water-saving technology already available in South Africa under the Sunlight brand, was incorporated into the Rin (Radiant) detergent bar in India while Rin also grew its Career Ready Academy, a programme to help young people and women shine in their chosen career through language, presentation and entrepreneurial training.

Home Care’s priority in the year ahead is to remain agile and continue to reinvest savings from its 5S programme (see page 10), ensuring continued resilience to persistent competitive pressures and economic headwinds.

Annual Report on Form 20-F 2017	Strategic Report	11

DELIVERING LONG-TERM VALUE FOR OUR STAKEHOLDERS CONTINUED

FOODS AND REFRESHMENT

Foods and Refreshment combined into a single category on 1 January 2018. In this Annual Report and Accounts the categories will be reported separately because they were separate categories for the reporting period. They will be reported together from 2018 onwards. The new category is well-positioned to continue top and bottom line growth, improve operating margins and leverage its portfolio.

FOODS

OUR FOODS CATEGORY GENERATED TURNOVER OF €12.5 BILLION, ACCOUNTING FOR 23% OF UNILEVER’S TURNOVER AND 26% OF OPERATING PROFIT.

Our two global Foods brands with turnover of €1 billion or above - Knorr and Hellmann’s – account for almost two thirds of the category turnover (excluding Spreads). The rest of the turnover is generated by smaller brands including local jewels such as Bango in Indonesia, Maizena in Latin America, Kissan in India, and Robertsons in South Africa. In December 2017, we signed an agreement to dispose of our global Spreads business. Completion is expected mid-2018. More details on page 18.

Foods enjoyed a good year with continued consistent and profitable growth with underlying sales up 1.0% and operating margin increasing 80 basis points to 18.2%. Strong growth was delivered in emerging markets, which account for 46% of turnover with a compound annual growth rate of about 7% based on the last three years. The broad-based growth was particularly driven by Indonesia, Philippines, China, Mexico, Argentina, Nigeria, South Africa, India, Pakistan and Turkey. The performance was driven by core businesses such as cooking products, meal makers, and mayonnaise while benefiting from innovation and renovations and a focus on accessibility through our channels. Brazil had a challenging year because of recession, although there were signs of improving trends in the second half led by Hellmann’s portfolio relaunch and Knorr’s ‘Know Me Better’ campaign launch promoting its all-natural seasonings.

In developed markets conditions were more challenging, however progress was made on portfolio modernisation, where consumer demand continues to focus on greater naturalness and authenticity. Unilever has responded with new Knorr Sides launches in the US and natural, organic, vegetarian and ‘free from’ Knorr offerings in Europe. Hellmann’s launched its purpose-led ‘On the Side of Food’ campaign along with a new visual identity. This global brand activity was supported by local jewels such as Unox, Conimex and Pot Noodle entering on-trend segments including plant based, snacking and chilled.

Digital activation continues to be a strategic focus for Foods, with innovations and advertising campaigns based on a digital and mobile-first approach. Both Hellmann’s ‘On the Side of Food’ and Knorr’s ‘Know Me Better’ campaigns were designed to engage consumers in conversations on sustainable nutrition. Unilever Food Solutions, which directly supplies restaurant operators and distributors, had another year of impressive growth. It generated turnover of €2.7 billion and is well placed to capitalise on rising out-of-home food consumption. It delivered broad based growth, including double digit underlying sales growth in China, its biggest market.

Our Sustainable Nutrition strategy, launched in 2016, is central to our strategic ambition to be recognised as a progressive foods company. It was spearheaded by Hellmann’s and Knorr, which are both Sustainable Living brands. Knorr continued to deliver sustainable sourcing and fortification programmes and maintained its commitment to raising animal welfare standards, while Hellmann’s made significant progress in shifting to sustainably sourced oils and cage-free eggs, with the latter delivered into the US three years ahead of the original commitment. Hellmann’s ketchup introduced a variant sweetened with honey and another made with red and green tomatoes, reducing food waste. Additionally, 39% of our Foods and Refreshment portfolio, based on sales volume, is compliant with Unilever’s highest nutritional standards, that are aligned with World Health Organization criteria. Our recently acquired businesses – Sir Kensington’s in the US and Mãe Terra in Brazil – are well aligned to our Sustainable Nutrition strategy.

Unilever’s Connected 4 Growth initiative means Foods is better placed to take advantage of local insights at increased speed. A third of Foods’ regional and local innovations reached the market in less than seven months. At the same time, the category’s strong global presence also provides critical scale, for example Hellmann’s relaunch was undertaken in more than 25 markets.

REFRESHMENT

OUR REFRESHMENT CATEGORY GENERATED TURNOVER OF €9.9 BILLION, ACCOUNTING FOR 18% OF UNILEVER’S TURNOVER AND 15% OF OPERATING PROFIT.

Refreshment includes three brands with turnover of €1 billion or above, Heartbrand (eg Wall’s), Magnum and Lipton, alongside household names including Brooke Bond and Ben & Jerry’s. Its premium positioned brands includes T2, Pure Leaf and Taj Mahal in tea, and Grom and Talenti in ice cream. Refreshment’s strategic role is to deliver growth and cash while generating margin improvement. Performance was strong, with the highest growth in half a decade, driven by an acceleration of growth in tea and ice cream.

The category’s underlying sales growth increased 4.9% reflecting strengthened emerging market performance resulting from continued focus on core brands, portfolio evolution and addressing key consumer trends. These include premiumisation, health and wellness, and out-of-home consumption. Profitability grew with operating margins increasing 380 basis points to 13.5%. Margins were boosted by zero-based budgeting, C4G and future finance savings. Ice cream benefited from improved channel mix and its cash contribution has more than doubled over four years. Nearly all our markets had growth with China, India and Turkey delivering double-digit performances, while Europe enjoyed a fourth year of growth in ice cream. North America remained challenging in a competitive context, but strengthened as the year progressed.

In Ice Cream, performance was fuelled by premium and on-trend innovation. Magnum delivered double-digit growth, driven by Magnum Doubles and the launch into premium pints, sitting alongside our premium brands such as Talenti and Grom Gelato. Ben & Jerry’s expanded ‘on-the-go’ with the launch of the Pint Slices format in the US, while the ‘Wich range continued growth in Europe. In the ‘free-from’ segment, Unilever continued its growth of the Ben & Jerry’s non-dairy range and expanded Swedish Glace into new markets.

Premiumisation of tea saw the acquisition of Pukka Herbs, the fastest growing organic tea brand, and Tazo in North America, responding to demand for speciality teas. These join Refreshment’s premium Tea portfolio of Sir Thomas Lipton, T2, which continues its roll out, and the Pure Leaf brand. Innovation in health and wellness included the launch of a range of Lipton benefit-led teas, entering new premium segments.

Refreshment continued to build a stronger and more agile business. More than half of Refreshment innovation projects were regionally led. Breyers Delights, our response to the low calorie, high protein trend in North America reached the market in under six months. Turnover momentum came through developing channels. On-the-go continues strongly in markets with .com delivery service and platforms providing new access to consumers. Premium tea brands gave access to premium restaurants, hotels and department stores as well as partnerships with retailers.

The category has several Sustainable Living brands including Ben & Jerry’s, Breyers, Brooke Bond and Lipton. Markets featuring Brooke Bond’s purpose-led advertising, centred on finding common ground over tea, grew almost three times faster than others. Our ‘I am Wall’s’ programme continued to employ micro entrepreneurs across 25 countries while our purchase of climate-friendly ice cream freezer cabinets continued, increasing to around 2.6 million. Responsible nutrition was another strategic driver for Refreshment with 90% of our packaged ice cream by volume containing 250 calories or fewer per portion (calculated based on 87% of global ice cream sales volume).

12	Strategic Report	Annual Report on Form 20-F 2017

SOCIETY AND ENVIRONMENT

THE UNILEVER SUSTAINABLE LIVING PLAN IS OUR BLUEPRINT FOR SUSTAINABLE AND INCLUSIVE GROWTH.

We want our growth to reward shareholders but we want society to benefit too. Our 161,000 employees received €5.4 billion in pay in 2017, and our retailers and distributors who sell our products in more than 190 countries generated income and employment. Our suppliers also benefited from the €34 billion we spent on goods and services in 2017. The taxes we pay are another important contribution. Total taxes borne by Unilever in 2017 were €3.9 billion, of which €2.2 billion was corporation tax. Unilever fully complies with the tax laws in the countries where we operate. Where tax law is unclear, or has not kept pace with modern business practice, we interpret our obligations in a responsible way, guided by our Tax Principles. Our website has further details.

Our vision of inclusive growth which delivers value for multiple stakeholders, is encapsulated in the Unilever Sustainable Living Plan (USLP). The USLP represents a simple idea – that business should put itself at the service of society. By doing so it will generate consistent and profitable growth. The USLP has three big goals: improving the health and well-being of more than one billion people by 2020; halving our environmental footprint by 2030; and enhancing livelihoods for millions by 2020. These goals, detailed below, are supported by a transformational change agenda. This combines our own actions and our partnership approach to external advocacy, with public policy goals, to create change on a systemic scale which contributes to the 17 United Nations Sustainable Development Goals (see page 15 for more). Our Sustainable Living Report is available on our website and contains extensive disclosure on our activities and actions across all USLP commitments.

THE BUSINESS CASE

The USLP drives value for Unilever, generating more growth, lower costs, less risk and more trust in the business. Our Sustainable Living brands, which combine a powerful purpose with products contributing to the USLP, are a key differentiator in this regard. In 2016, 18 of our top 40 brands were Sustainable Living brands including Ben & Jerry’s, Dove and Signal. Our Sustainable Living brands grew 50% faster than our other brands, and accounted for 60% of total growth.

Business benefits are also delivered through product innovation which responds to environmental issues such as water scarcity and greenhouse gas emissions at the same time as helping consumers. For example, Sunlight’s breakthrough SmartFoam technology, delivering superior performance, less suds and half the amount of water needed, continues to grow in South Africa and expanded to more formats in India. It provides a critical benefit for water-stressed areas and contributes to our USLP target of halving the water associated with consumer use of our products by 2020.

The USLP delivers significant benefits to our business. For example, by using less energy we have avoided energy costs in our factories of over €490 million since our baseline year of 2008; and by using fewer materials and producing less waste we have avoided costs of over €260 million over the same period.

The USLP responds directly to a number of macro forces (see page 8) that are both risks and opportunities in our markets – such as a lack of access to water and sanitation, strains on the food system and the climate and the environment, and rising inequality. Sustainability is one of our principal risks. Another one of our principal risks is climate change (see pages 32 and 33) and mitigating its physical impacts is critical because we depend on raw materials sourced from countries that are particularly vulnerable to rising seas and temperatures and changing weather patterns. We have performed high-level assessments on our business of 2°C and 4°C global warming scenarios which show that without action, both scenarios represent financial risks by 2030, mainly arising from higher costs. That said, in managing these financial risks our business model would not require material change. See pages 32 to 33.

Trust is essential for any business, but it must be earned. The USLP is a key driver of trust among our employees and potential recruits. We are number one FMCG graduate employer of choice in 44 countries where we recruit. We have been ranked first in the annual Globescan survey of sustainability leaders for seven years.

IMPROVING HEALTH & WELL-BEING

Our activities impact the health and well-being of millions of people – through brand-led health and hygiene, and nutrition interventions. Significant progress has been made against our first USLP goal of helping more than one billion people improve their health and well-being by 2020. By the end of 2017, we had reached 601 million people, making a significant contribution to the Sustainable Development Goal on Clean Water and Sanitation (SDG6).

Lifebuoy leads with one of the world’s largest handwashing behaviour change programmes. Since 2010, its programme has reached 426 million people through schools, health clinics and community outreach. Lifebuoy currently only counts those people reached through on-ground programmes. However, we have long believed the totality of our marketing efforts contribute to changing handwashing behaviour, including mass scale TV advertising. To test this, we ran a study in our biggest market, India, to assess the effectiveness of specific Lifebuoy TV adverts with the same methodology used to evaluate our on-ground programmes. The study showed a significant increase in frequency of handwashing with soap after watching the adverts. The result shows mass media can impact health behaviours at scale, giving Lifebuoy the opportunity to reach millions more people and potentially bringing us closer to our 2020 target of reaching 1 billion people. As a next step, we are progressing peer review publication and aim to include TV reach in our Health & Well-being performance figures for 2018 alongside our on-ground programme reach.

Our Vaseline brand is helping to heal the skin of people affected by poverty or emergencies. The Vaseline Healing Project, in partnership with Direct Relief, is providing dermatological care, skin health training, Vaseline Jelly and other medical supplies. Its ambition is to help heal the skin of five million people by 2020 and has reached over two and a half million people since 2015. Marketing activities featuring the Vaseline Healing Project have had measurable, positive impacts on sales growth and brand equity. In 2017 the programme sent dermatologists to Syrian refugee camps in Jordan and conducted healing missions in India, the US, Philippines, Thailand and Mexico.

The second pillar of our Health & Well-being goal is our commitment on nutrition: to double the proportion of our portfolio that meets the highest nutritional standards, based on globally recognised dietary guidelines. This will help hundreds of millions of people to achieve a healthier diet, a key part of the Global Goal on Zero Hunger (SDG2). So far 39% of our products have reached this standard and are on track to meet our 2020 commitment. In support of our Code Policy on Responsible Marketing, in 2017 94% of our Foods and Refreshment portfolio had full nutrition labelling on pack that aligned with Unilever’s product labelling criteria (based on 97% of global sales from 1 April 2017 to 30 June 2017).

REDUCING ENVIRONMENTAL IMPACT

Our activities impact the environment, principally through the use of water, energy and land as well as the production of waste and greenhouse gas emissions, largely as a result of consumer use.

In 2016 we stopped buying GreenPalm certificates for palm oil which resulted in a temporary dip in our overall sustainable sourcing performance compared to 2015. By the end of 2017, the total volume of our agricultural raw materials that were sustainably sourced increased to 56%. We are one of the major buyers of palm oil in the world and it is one of the most significant raw materials we source by volume. Our goal to source 100% of our palm oil sustainably from physical, certified sources by 2019 is on track with 56% of our palm oil volumes already physically certified in 2017. As part of the agreement to dispose of our global Spreads business to KKR, they will

Annual Report on Form 20-F 2017	Strategic Report	13

DELIVERING LONG-TERM VALUE FOR OUR STAKEHOLDERS CONTINUED

continue to work towards the goal of sourcing 100% sustainable palm oil by 2019.

We believe that growth cannot come at the expense of the planet. That is why our goal by 2030 is to halve the environmental footprint of the making and use of our products as we grow our business. This is a challenging target requiring action across our value chain on waste, water and greenhouse gas emissions. In doing so we will contribute to a number of the Sustainable Development Goals, principally Climate Action (SDG13) and Responsible Consumption & Production (SDG12).

Our manufacturing operations have seen a reduction in total waste disposed to landfill, or incineration without energy recovery, of around 98% per tonne of production since 2008. We maintained zero non-hazardous waste to landfill across our global factory network during 2017. We are more than half way towards meeting our 2020 commitment to reduce waste associated with the disposal of our products. This has reduced by about 29% since 2010 due to increases in consumer recycling and changes in our portfolio.

In 2017, we made a further commitment on waste, ensuring that all our plastic packaging will be fully reusable, recyclable or compostable by 2025. Our investment in innovative technologies such as CreaSolv is key. This technology makes it possible to recycle small, multi-layered sachets in which many of our products are sold, especially in emerging markets. If our initial pilot proves commercially viable, we will open source the technology.

We have made significant reductions in the water used in manufacturing – 39% per tonne of production since 2008. Our biggest water impact occurs when consumers shower, bathe and clean clothes with our products. Our target is to reduce by half the amount of water per consumer use by 2020. We have reduced water use by 2% through innovations such as low rinse laundry products. However, this has been offset by the growth of products with higher water use in the portfolio, including conventional laundry products.

We are committed to implementing the recommendations of the Task Force on Climate-related Financial Disclosures on the risks and opportunities faced by Unilever (see pages 32 and 33 for more). Our carbon reduction targets, officially approved by the Science-Based Targets Initiative (a partnership between CDP, UN Global Compact, WRI and WWF) are a key part of our climate risk disclosures.

Since 2008, we have cut CO2 from energy in our manufacturing by 47% per tonne of production. As with water, our biggest greenhouse gas impact comes through consumer use. The greenhouse gas impact of our products across their lifecycle continues to edge up and has now increased by about 9% since 2010. The acquisition of some skin cleansing and hair care brands which have a higher greenhouse gas impact per consumer use, remains the main reason for this. See pages 7, 32 to 33 and 39 for more climate-related disclosures.

Our efforts on the environment have received external recognition. CDP, the non-profit global environmental disclosure platform, has awarded Unilever with a place on the 2017 A Lists for Climate, Water, Forests and Supplier Engagement. This recognises our actions in the last year to tackle climate change and the associated challenges of water scarcity, sustainable agriculture and sustainable energy use across our value chain.

ENHANCING LIVELIHOODS

Our activities have the potential to impact the livelihoods of not only our employees, but the millions of people who are involved in our value chain – notably smallholder farmers and small-scale retailers. By 2020, we aim to enhance the livelihoods of millions of people as we grow our business.

In 2017, we made steady progress across the three pillars of our Enhancing Livelihoods goal. We believe that women’s empowerment is the single greatest enabler of human development and economic growth. We are building a gender-balanced organisation (page 16) while promoting safety for women by working with UN Women in

Assam, India, and developing employment opportunities through the Shakti programme.

By 2017, we had enabled about 1,175,000 women to access initiatives aiming to develop their skills. Radiant, our laundry detergent brand, has formed a Career Academy initiative in India and Brazil to equip aspiring women with the skills to realise their potential.

As well as directly creating wealth and jobs, our business supports millions of people who source, make and sell our products – we call this inclusive business. In 2017, we enabled about 716,000 smallholder farmers and around 1.6 million small-scale retailers to access initiatives to improve agricultural practices or increase incomes. The Philippines Kabisig programme, for example, trains both retailers and their suppliers in stock control, financial management, sales and customer service – increasing the earning potential of small-scale retailers at the same time as growing turnover for Unilever. See page 17 for more.

Our Responsible Sourcing Policy (RSP) is at the heart of our ambition to source 100% of procurement spend responsibly and through suppliers that meet our RSP requirements. In 2017, we relaunched our RSP programme to strengthen our approach and to drive an increase in the number of suppliers committing to the programme. The relaunch includes improved verification and remediation requirements, and anti-bribery and corruption compliance processes. We are focusing on addressing high risk issues in our supply chain and building capacity for our procurement function and our suppliers. In 2017, 55% of procurement spend was through suppliers who were assessed as meeting the mandatory requirements of the RSP.

We continue to focus on the eradication of forced labour in global supply chains through supplier awareness raising and training events, and have made progress on the removal of worker recruitment fees through the Leadership Group for Responsible Recruitment and Consumer Goods Forum. As part of our global Framework for Fair Compensation, we brought forward our ambition for no direct Unilever employee to earn less than a living wage, to the end of 2018. We joined the Ethical Tea Partnership to drive improvements for tea workers and farmers. We have also created Global Land Rights Principles and Guidance policy.

We continued to embed human rights with a focus on our eight salient issues (ie those at risk of the most severe negative impact through Unilever’s activities or business relationships) as described in our Human Rights Report. This report was updated at the end of 2017 to include disclosure on our human rights issues activities and due diligence processes. Human rights risks are included as part of our sustainability and ethical principal risks (see pages 28 and 30).

DRIVING TRANSFORMATIONAL CHANGE

While we are on track to achieve most of our USLP commitments, we are also aware that the biggest challenges facing the world cannot be addressed by one company alone. We are changing ourselves as a business but we want to help change the system in which business is done. We want to act as catalysts for change more broadly, as convenors to facilitate progressive discussion and bring others together, and as collaborators in partnerships to deliver positive business, social and environmental impact at scale. By being part of the solution to the world’s challenges, businesses have the opportunity to win the trust of consumers while helping create societies and economies in which they can grow and succeed.

We aim to use our scale and influence to help bring about transformational change in four areas where we can make the biggest difference and which represent the biggest market opportunities for Unilever: Climate Change & Forests; Sustainable Agriculture, Land Use & Livelihoods; Health & Well-Being and Women’s Empowerment. To understand the challenges that are preventing society and our ecosystems from thriving, and to find ways to help address them, we take a multi-stakeholder approach. We engage with shareholders, governments, NGOs and civil society organisations and we shape the business landscape through advocacy. By leveraging our partnerships, blended finance, digital and new business models, we believe transformational change is possible.

14	Strategic Report	Annual Report on Form 20-F 2017

REALISING THE BUSINESS OPPORTUNITY FROM THE SUSTAINABLE DEVELOPMENT GOALS

OUR SCALE AND REACH MEAN WE ARE WELL PLACED TO CAPTURE VALUE FROM THE GLOBAL GOALS.

The Sustainable Development Goals (SDGs) are fundamental to future economic and business growth. The Business & Sustainable Development Commission, co-founded by Unilever, concluded that successful delivery of the SDGs will create market opportunities of at least $12 trillion a year. We are working to make progress across many of the SDGs through the USLP, which is our blueprint for sustainable growth. In doing so, we are unlocking new markets and investing in brands with purpose and innovation. Below we provide four examples where we are taking action. The interdependence and mutuality of the goals ensures that progress against one leads to progress against others. More details and examples of our approach and how we are benefiting from the SDGs can be found on our website.

SDG5: GENDER EQUALITY

Related Goals: SDG4: Quality Education; SDG17: Partnerships for the Goals

According to McKinsey, as much as $28 trillion could be added to global GDP by 2025 by advancing women’s equality. However, based on current trends, the World Economic Forum predicts that it will take 217 years for the workplace gender gap to close. Addressing gender equality is a moral and economic imperative. For Unilever, gender equality delivers tangible business benefits by widening the pool of experience and expertise across our supply chain and in our workforce. The majority of our shoppers globally are also women.

Our brands are seizing the opportunity through education and empowerment programmes. Dove, one of Unilever’s biggest brands which grew at 6% in 2017, has reached around 29 million young people since 2004 through its Self-Esteem Project. As well as raising awareness about body confidence, our data reveals that awareness of the Project correlates with higher purchase intent.

We are also taking action within our business on gender equality. Forty-seven per cent of management are now women and our Framework for Fair Compensation is helping to ensure equal pay for equal work.

Across our distribution network and supply chain we are supporting small-scale retailers and smallholder farmers – many of whom are women – to extend our reach and secure supply of vital agricultural raw materials. Around 370,000 women have accessed Unilever smallholder farmer programmes and small-scale retailer initiatives such as Shakti and Kabisig Summits.

SDG6: CLEAN WATER AND SANITATION

Related Goals: SDG3: Good Health and Well-being; SDG17: Partnerships for the Goals

Nearly a billion people defecate in the open and around two and a half billion people live without sanitation. Addressing water, sanitation and hygiene needs is a significant opportunity for Unilever since several of our brands directly address these needs through innovative partnerships which drive growth and deliver positive impact at scale.

Domestos, which grew 10% in 2017, has committed to help 25 million people gain improved access to a toilet. Through our partnership with UNICEF, over ten million people between 2012 and 2016 gained access to a toilet through behaviour change interventions and capacity building initiatives – contributing positively to consumer sentiment around the brand.

Pureit, our water purification business, is another brand that is well positioned to address clean water needs in India. It has provided 96 billion litres of safe drinking water since 2005 through the sale of water purifiers, well on its way towards its ambition of providing 150 billion litres by 2020.

Lifebuoy is the world’s number one antibacterial soap, sold in nearly 60 countries which grew 6% in 2017. It has championed the message of better health through hygiene for well over a century. Since 2010, its programme has reached 426 million people through schools, health clinics and community outreach – boosting sales in countries with high rates of diarrhoea-related child deaths, such as India.

SDG12: RESPONSIBLE CONSUMPTION AND PRODUCTION

Related Goals: SDG2: Zero Hunger; SDG15: Life on Land; SDG17: Partnerships for the Goals

Unilever’s ‘Making Purpose Pay’ research shows that over 50% of consumers want to choose brands that are more sustainable, and that demand for sustainable products cuts across demographic and socio-economic groups.

Unilever’s brands are well-placed to meet consumers’ growing desire for more sustainable products. Our Sustainable Living brands are the ‘gold standard’ in our portfolio, combining a strong social or environmental purpose, with products that contribute to achieving the USLP goals. In 2016, they grew 50% faster than the rest of the business, delivering more than 60% of Unilever’s growth.

One such brand is Knorr, which grew 4% in 2017, with a ‘farm to fork’ consumer proposition. Ninety-eight per cent of the top 13 vegetables and herbs in our Knorr sauces, soups and seasonings were sourced sustainably in 2017. Knorr is also addressing undernutrition and creating growth opportunities, selling four billion vitamin A fortified seasoning servings in 2017.

Signal is another Sustainable Living brand which grew at 7% in 2017. It is harnessing its purpose to encourage people to brush day and night through TV advertising and on-ground programmes in a number of markets. In doing so, it reaches new populations with vital health interventions – and potential consumers.

SDG13: CLIMATE ACTION

Related Goals: SDG7: Affordable & Clean Energy; SDG15: Life on Land; SDG17: Partnerships for the Goals

Few now seriously challenge the need for urgent action on climate change – from greening the grid to eliminating deforestation. Thanks to the Paris Agreement nearly 200 countries are pressing ahead with low-carbon reforms, helping to open up around $23 trillion in opportunities for climate-smart investments by 2030. Investing to eliminate carbon emissions from our operations is the smart choice for Unilever, reducing costs and risk.

We have already increased the amount of energy purchased from renewable sources and aim to eliminate coal from our energy mix by 2020 – with a goal to become carbon positive by 2030, making the surplus energy available to the markets and communities where we operate. Our eco-efficiency savings have avoided cumulative energy costs of over €490 million since 2008.

Unilever has long recognised the interdependency of climate and forests. We helped lead the Consumer Goods Forum towards a zero-deforestation commitment across four commodities, including palm oil. We are tackling deforestation in the palm oil industry through our own sustainable palm oil commitment and partnerships. Unilever, along with others, will invest up to $25 million between 2018 and 2022 to support sustainable commodity projects. Our investment will focus on smallholder palm oil farmers in Indonesia, thereby securing the supply of sustainable palm oil.

Annual Report on Form 20-F 2017	Strategic Report	15

DELIVERING LONG-TERM VALUE FOR OUR STAKEHOLDERS CONTINUED

OUR PEOPLE

WE ARE CREATING AN ORGANISATION AND CULTURE WHERE OUR EMPLOYEES ARE EMPOWERED TO ACT LIKE ENTREPRENEURS AND BUSINESS OWNERS.

We are helping our people develop new skills, new ways of working and new entrepreneurial leadership qualities within a culture that values diversity in all its forms. In turn this helps us attract and retain the best talent which is vital to accelerate long-term value creation.

The macro forces described on page 8 have a fundamental impact on the workplace. Competition for talent is intensifying. The workforce is increasingly freelance and a job for life is no longer the norm. Once employed, people require continuous learning to reinvent themselves and they expect more flexibility in working practices. The growth of artificial intelligence and robotics is disrupting work in ways that are still being understood. Anxiety at work is on the rise and the composition of the workforce is changing. Millennials will be 60% of Unilever’s own workforce by 2020. At the same time the workforce is ageing and five generations may be working together in the same company in the 18-80 workforce. In short, a one-size-fits-all human resource strategy no longer works.

Our strategic approach to managing our workforce is: more simple, more human, more impact. We want to reduce complexity, understand our people as individuals, not by job titles or work levels, and personalise interventions to build the right leaders and teams. We are taking action across a number of areas to make this happen.

DEVELOPING AN OWNER’S MINDSET

C4G, our largest organisational change programme in more than a decade, was fully implemented during 2017 with the benefits to be realised progressively during 2018 and 2019. C4G encourages and equips people to adopt an owner’s mindset by giving them more control through a simplified organisational and reward structure. An owner’s mindset means more ownership and collaboration, clarity of purpose, more test and learn, embracing failure to gain insight, and an obsession with customers and consumers – ultimately driving long-term value creation and financial rewards for our employees. This mindset hands teams in local markets responsibility for business results. They are encouraged to treat resources as if they were their own, helping ensure we maintain the highest levels of efficiency.

Our C4G programme is the platform through which people are now empowered to deploy our zero-based budgeting approach to allocating resources and our 5S programme of supply chain margin improvement (see page 10). This drives simplification, partnerships with third parties, and smarter pricing policies in our channels. Part of developing an owner’s mindset, and coping with the quicker pace of change in our markets, is adopting an ‘always on’ learning culture. Learning and building capability is critical in a hyper-connected world. In 2017, we launched ‘My Learning’ powered by Degreed, a social learning platform with a daily feed of materials customised to individual profiles, combining Unilever content with external sources including TED Talks and MIT.

Behavioural change requires the right incentives. For 2,872 senior management employees, incentives have been simplified to include fixed pay, a bonus as a percentage of fixed pay and a long-term management co-investment plan (MCIP) linked to financial and USLP performance (see pages 6 and 7). In addition, the long-term MCIP will be rolled out to the remainder of management employees in 2018. For non-management employees, we have a share purchase scheme so that everyone can have a stake in Unilever’s long-term success.

GENDER DIVERSITY AND INCLUSION

We are developing an inclusive culture, promoting gender balance and respecting the contribution of all employees regardless of gender, age, race, disability or sexual orientation. Consistent with our Code Policy on Respect, Dignity & Fair Treatment, Unilever aims to ensure that applications for employment from everyone are given full and fair consideration and that everyone is given access to training, development and career opportunities.

The USLP sets out clear targets for expanding opportunities and enhancing access to skills and training for women in our value chain. It also sets out our ambition to build a gender-balanced workforce within Unilever, with 50% of women in management positions by 2020. Our Opportunities for Women white paper, published in 2017, contains more details on these targets. We run programmes across Unilever aimed at attracting, retaining and developing female talent. This includes developing candidates for potential future roles, maintaining balanced slates, and practical help such as a minimum 16 weeks’ paid maternity leave as a global standard – more than the regulatory requirement in over 50% of countries where we operate.

Pay and overall reward is intended to be gender neutral, with any differences between employees in similar jobs reflecting performance and skill. Unilever has a long-standing commitment to gender equality and fairness in the workplace based on equal pay for equal work and achieving greater gender balance, particularly at management levels. Gender pay gaps develop where there is a representational imbalance between genders. Our Framework for Fair Compensation reviews average pay differences between genders at each work level.

By the end of 2017, 47% of total management were women, up from 46% in 2016. Among the top 93 executives, 22% were women (22% in 2016). If you include employees who are statutory directors of the corporate entities whose financial information is included in the Group’s 2017 consolidated accounts in this Annual Report and Accounts, the number increases to 510 males and 192 (27%) females. 38% (five out of 13) of the Board is female, compared with 43% (six out of 14) in 2016. Of our total workforce of 160,566, 107,064 (67%) were male and 53,502 (33%) were female at the end of 2017.

SAFETY

We continue our efforts to achieve our Vision Zero strategy: Zero Fatalities; Zero Injuries; Zero Motor Vehicle Accidents; Zero Process Incidents; and Zero Tolerance of Unsafe Behaviour and Practices. This vision is supported by our Code Policy on Occupational Health & Safety. Unilever reports safety data from October to September. Our Total Recordable Frequency Rate (TRFR) from 1 October 2016 to 30 September 2017 went from 1.01 accidents per 1 million hours worked to 0.89, as a result of the continuous focus on safety in high risk areas. In manufacturing, we focused on process safety through standards and enhanced individual qualifications as well as through our partner programme, Safety to Win. As a result of these initiatives, we achieved a 46% reduction in process safety incidents versus prior years. On our construction sites, we have focused on a global Work at Heights training programme. We continue to promote safe driving with the help of our new standards on safe travel to help mitigate road related risks.

BUSINESS INTEGRITY

We communicate our Code and Code Policies internally and externally. Our employees must undertake mandatory annual training on our Code and Code Policies via online training modules as well as making an annual business integrity pledge. The Code and Code Policies reflect our desire to fight corruption in all its forms. We are committed to being a no-bribe business and eradicating any practices or behaviours in this regard. This zero-tolerance policy extends to our employees, contractors, third parties, new acquisitions and joint-ventures. In 2017 we deployed new mandated interactive training on anti-bribery for all employees. Our Business Integrity guidelines include clear processes for managing Code breaches. In 2017, we closed 1,654 incidents across all areas of our Code and Code Policies, with 709 confirmed breaches. In 2017, we terminated 279 employees. Business integrity risks are included as part of our ethical and legal and regulatory principal risks (see page 31).

Unilever also requires its third-party business partners to adhere to business principles consistent with our own. These expectations are set out in our Responsible Sourcing Policy (RSP) and Responsible Business Partner Policy, which underpin our third-party compliance programme. We identify high risk partners who undergo specific due diligence via our third-party compliance programme. In 2017, we closed 85 key incidents across all areas of our RSP.

16	Strategic Report	Annual Report on Form 20-F 2017

OUR PARTNERS

STAKEHOLDER ENGAGEMENT AND PARTNERSHIP IS ESSENTIAL TO GROW OUR BUSINESS AND TO REACH THE AMBITIOUS TARGETS SET OUT IN THE USLP.

Our Code of Business Principles and Code Policies guide how we interact with our partners – among others suppliers, customers, governments, Non-Governmental Organisations (NGOs) and trade associations. Only authorised and appropriately trained employees or representatives can engage with these groups and a record should be kept of all interactions. All engagement must be conducted: in a transparent manner with honesty, integrity and openness; in compliance with local and international laws and in accordance with Unilever’s values (see page 1).

SUPPLIERS

Delivering Unilever’s Vision of growing our business, whilst decoupling our environmental footprint from our growth and improving our positive social impact, is not something we can achieve on our own. Every day, we work with thousands of suppliers who are helping us achieve success in the countries where our products are sold. Our suppliers help us innovate, create value, capacity and capability, deliver quality and service and drive market transformation with responsible and sustainable living.

A significant portion of our growth comes from innovation, delivering leading-edge products into the marketplace. We anticipate that around 70% of our innovations are linked to working with our strategic suppliers. That’s why we invest in long-term mutually beneficial relationships with our key suppliers through our Partner to Win programme, so we can share capabilities and co-innovate for shared growth. Partner to Win is about shaping the next horizon together and is a unique opportunity to unlock value for Unilever and our partners. It helps us strengthen supplier and customer collaboration, it enables improved overall end-to-end operational efficiency and mutual capability building and sharing.

CUSTOMERS

In a fragmented channel landscape, those companies that best serve their shoppers and customers with bespoke solutions will benefit most. Unilever serves consumers through ten different channels: hyper and supermarkets, e-commerce, out of home, drug stores, small stores, discounters, Food Solutions, Unilever International, prestige channel and global retail. We serve around 25 million retail stores globally of which we cover eight million directly and another 17 million indirectly through wholesale and cash & carry. Unilever has had a historic competitive advantage through its distributor network covering around seven million stores, which contribute to approximately 20% of our turnover.

Hyper and supermarkets represent around 50% of our current turnover and are under growth and margin pressure with shoppers moving to discounters and e-commerce. Experiential concepts play an important role to ensure that Unilever brands enjoy the best positioning and visibility in store. To respond to these challenges in Europe, in partnership with our customer Carrefour, we created the ‘Aisle of Joy’ concept which is currently in over 1,000 stores and driving ice cream growth. Similarly, our ‘What’s for dinner’ programme has approximately 190,000 touchpoints in Europe and ensures proximity of Unilever food products with relevant ingredients.

We are rolling out a technology solution to connect retailers to distributors. We are also upskilling small-scale retailers by professionalising their store operations. For instance, our Kabisig Summits in the Philippines train both retailers and their suppliers in stock control, financial management, sales and customer service. To date, over 87,000 owners have attended summits, delivering a significant uplift in our turnover.

In Kenya, we have formed a partnership with Mastercard to offer a low risk credit solution for the purchase of Unilever products. This not only increases the earnings potential of retailers, but ensures that our products are stocked and available. If the pilot is successful we hope to roll the partnership out to other markets where we have a large number of small-scale retailers.

E-commerce remains a key and growing channel. Our online business is now close to delivering 4% of Unilever turnover. We are actively driving e-commerce sales in 39 markets. Our focus is to build a balanced e-commerce business model, growing across e-retailers, bricks and mortar online sales and direct-to-consumer businesses. We continue to roll out our Perfect Store concept to online channels, ensuring shoppers can find variants of Unilever brands quickly and easily, regardless of screen size or device.

GOVERNMENTS

We co-operate with and engage with governments, regulators and legislators, both directly and through trade associations, in the development of proposed legislation and regulation which may affect our business interests. All employees involved in political engagement must promote our corporate principles and comply with our Code of Business Principles and Code Policies. We do not support or fund political parties or candidates or any groups that promote party interests. No political contributions were made in 2017. Our participation in policy discussions is varied, covering macro topics like climate change, through to detailed product safety standards. We engage with stakeholders directly as Unilever or through membership of representative organisations, including trade associations.

TRADE ASSOCIATIONS

We are members of and support a number of trade associations and similar organisations which help us to advance our public policy interests. We keep a record of our trade association memberships and membership fees, which is regularly updated. We also engage with peer companies, both individually and in coalitions, on issues of mutual interest. This includes working together to implement sustainable business strategies and drive change.

These associations reflect our global scale and presence across several product categories. We list our major global memberships in the ‘Engaging with Stakeholders’ section on our website. We are registered in the Transparency Register of the European Union. Our trade association memberships in the US can be found on the FAQ section of the Unilever USA website.

Our businesses are active at a local level participating in trade associations in our markets and contributing to public policy and interest group debates in areas such as safety and environmental impact, sustainable sourcing and nutrition. They do so in clear alignment with global priorities and closely follow local laws and Unilever’s Code of Business Principles and Code Policies.

NON-GOVERNMENTAL ORGANISATIONS

We are building transformational partnerships in collaboration with NGOs and other stakeholders who share our vision for a more sustainable future. These partnerships are instrumental in improving the quality of people’s lives, achieving our USLP targets and driving the growth of our business.

In collaboration with NGOs, we build programmes on the ground to implement our brands’ social missions in addition to advancing our efforts in areas such as sustainable sourcing and distribution – often in partnership with governments and other private sector organisations. We drive scale through new business models, digital technologies and external financing.

We recognise that our actions alone cannot achieve the system change necessary to overcome the world’s major challenges, such as climate change and poverty. Our leadership engages with stakeholders through platforms such as the World Economic Forum, UN Global Compact, the World Business Council for Sustainable Development and the Consumer Goods Forum, championing a more inclusive model of capitalism and the pursuit of long-term value creation for the benefit of multiple stakeholders. Partnerships with NGOs are crucial to deliver the United Nations Sustainable Development Goals (see page 15).

Annual Report on Form 20-F 2017	Strategic Report	17

DELIVERING LONG-TERM VALUE FOR OUR STAKEHOLDERS CONTINUED

OUR SHAREHOLDERS

DESPITE CONTINUED VOLATILITY IN OUR MARKETS, OUR PROVEN MODEL OF LONG-TERM COMPOUNDING GROWTH AND SUSTAINABLE VALUE CREATION ENSURED ANOTHER GOOD YEAR FOR SHAREHOLDERS.

Underlying sales growth for 2017 was up 3.1% and underlying operating margin was 17.5%, a rise of 110 basis points. Turnover growth for 2017 was 1.9% and operating margin was 16.5%. Underlying earnings per share was €2.24 a rise of 10.7% and dividends were increased 12%, reflecting Unilever’s confidence in future profit growth and cash generation. Diluted earnings per share was €2.15. For information on our non-GAAP measure, see pages 22 to 24.

Over the last three years, our sustainable value creation model has continued to deliver for shareholders. Between 2015 and 2017, average underlying sales growth rose 3.6% a year and underlying operating margin rose 190 basis points to 17.5%. Turnover grew an average of 3.6% a year and underlying earnings per share was up 7.8% a year. During this period, we generated €15 billion of free cash flow while a high-teens return on capital was maintained. Dividends rose an average of 8% a year and our share price has risen 58% for PLC shareholders and 46% for NV shareholders.

Over the past three years total shareholder returns have increased 49%, reflecting Unilever’s enduring strengths: a portfolio of purpose-led global and local brands, a presence in more than 190 countries with 58% of turnover generated from emerging markets, deep penetration and expertise in channels reaching 2.5 billion consumers every day, and a talent pool of local management – over 70% of our leaders are local.

Generating growth ahead of our markets remains a principal objective for our categories across most of our geographies. While overall market growth remains subdued, especially in developing markets, conditions are starting to pick up in many emerging markets. The implementation of C4G and the steps we have taken to drive efficiency gains and margin expansion, means we have the resources to invest behind our brands to continue to deliver top and bottom line growth (see page 28 for risks).

DEVELOPMENTS IN 2017

With this track record in mind, the Boards undertook a detailed and comprehensive review of options to accelerate sustainable value creation. The review, announced in February 2017 and completed by early April 2017, highlighted the quickened pace of change in our markets and the opportunity to unlock more shareholder value, at a faster pace over the next three years by accelerating our C4G change programme and driving targeted savings through zero-based budgeting and, in the supply chain, our 5S programme (see page 10).

Targets for value creation were announced as part of the review. These include underlying sales growth (USG) ahead of our markets, which in current market conditions is expected to translate into USG of 3-5%. Overall underlying operating margin is targeted to expand to 20% in 2020 compared to 17.5% in 2017, supported by an increase in expected cumulative savings during the three-year period 2017-2019 from €4 billion to €6 billion. Balance sheet leverage is targeted at 2.0x Net Debt to EBITDA consistent with a credit rating of at least A/A2. A €5 billion share buyback was completed in 2017 and further returns to shareholders will be assessed versus the opportunity to undertake value-enhancing acquisitions. Meanwhile a high-teens return on invested capital is targeted as well as sustainable, attractive and growing dividends.

Having embedded C4G, we also started to combine our Foods and Refreshment categories to create a world-leading business with turnover of more than €20 billion. The category will unlock future growth more quickly and result in faster margin progression and took effect from 1 January 2018. It is headquartered in the Netherlands where we are also establishing a Global Foods Innovation Centre.

As previously announced, the Boards are conducting a review of the dual-headed legal structure. This review is progressing well and the Boards consider that unification with a single share class would be in the best interests of Unilever and its shareholders as a whole, providing greater ongoing strategic flexibility for value-creating portfolio change. The review by the Boards is continuing and the outcome will be announced in due course. Whatever the outcome, upon any unification, the Boards intend to: maintain listings in the Netherlands, United Kingdom and United States; continue to apply both the UK and Dutch corporate governance codes and terminate the NV preference shares.

EVOLVING OUR PORTFOLIO

Our brand portfolio continues to evolve to match our categories’ strategic priorities, resulting in the sale of assets that no longer fit our growth model or the acquisition of assets that take us into new market segments and build new market positions. This active portfolio management means that in the past eight years we have sold €5.8 billion of turnover (excluding Spreads), mainly in the lower growth Foods businesses. During that same period, we have acquired approximately €4.7 billion of turnover. With the exception of brands launched in countries where they were not previously sold, acquisitions and disposals only contribute to underlying sales growth from 12 months after completion. The acquisitions and disposals made or announced since 2015 are expected to add one percentage point to our ongoing underlying sales growth rate from 2019.

Our acquisitions approach identifies brands that provide Unilever with a position in higher growth segments, some of which could become the €1 billion brands of the future. These include Personal Care (eg Carver Korea) and prestige businesses (eg Living Proof) as well as premium price brands in mass markets (eg Sir Kensington’s), new channels (eg Dollar Shave Club) and naturals segments (eg Seventh Generation). The acquired businesses are often run using flexible business models, preserving their entrepreneurial culture.

During 2017, we announced the acquisition of Carver Korea for €2.28 billion, the fastest growing skincare business in South Korea giving access to the North Asian skincare markets. Hourglass was acquired as a luxury colour cosmetics brand, a high growth category driven by social media and channel diversity, that joins our growing prestige range built from previous acquisitions in recent years, such as Dermalogica and Murad. Meanwhile, we announced an agreement to acquire the personal care and home care business of Quala S.A. in 2017 which will bring leading local brands to Unilever in north Latin America in haircare, oral care, male grooming and fabric conditioners.

In Foods and Refreshment, we announced the acquisition of Brazilian natural and organic foods business Mãe Terra - popular with increasingly health-conscious consumers. We also acquired Pukka Herbs, the world’s fastest growing organic tea brand, to continue the process of premiumising our tea portfolio. Sir Kensington’s, another acquisition during the year, is a US condiments business in the organic and naturals segment with a strong millennial consumer base that complements Unilever’s sustainable sourcing policies and further modernises the Foods portfolio. We also added to our ice cream brands with the acquisition in Australia of Weis which uses locally sourced, natural and high quality ingredients.

In 2017 we announced the disposal of our Spreads business to KKR for €6.825 billion on a cash-free, debt-free basis. The offer is subject to certain regulatory approvals and employee consultation in certain jurisdictions. Completion is expected mid-2018. We intend to return the net cash realised to shareholders, unless more value-creating acquisition alternatives arise. During 2017 we also announced the sale of the South Africa spreads business to Remgro and completed the sale of AdeS in Latin America to Coca Cola FEMSA and The Coca Cola Company for US$575 million.

18	Strategic Report	Annual Report on Form 20-F 2017

FINANCIAL REVIEW

FINANCIAL OVERVIEW 2017

CONSOLIDATED INCOME STATEMENT

Turnover increased by 1.9% to €53.7 billion including an unfavourable currency impact of 2.1% (2016: 5.1% unfavourable currency impact) mainly due to strengthening of the euro. Underlying sales growth was 3.1%^ (2016: 3.7%), with a positive contribution from all categories. Underlying volume growth was 0.8% (2016: 0.9%) and underlying price growth was 2.3% (2016: 2.8%). Acquisitions and disposals had a favourable contribution of 0.9% (2016: 0.6%) reflecting recent acquisitions including Blueair, Living Proof and Carver Korea. Emerging markets contributed 58% of total turnover (2016: 57%) with underlying sales growth of 5.9% (2016: 6.5%) coming from price growth of 4.2% and volume growth of 1.6%. Developed markets underlying sales declined by 0.6% evenly balanced between price and volume.

Underlying operating margin improved by 1.1 percentage points to 17.5%. Gross margin improved by 0.4 percentage points driven by positive mix and the roll-out of the ‘5-S’ savings programme that more than offset increases in commodity costs. The absolute level of brand and marketing investment was flat in local currencies versus the prior year, as savings from advertising production were re-invested in increased media spend. As a percentage of turnover, brand and marketing investment was down by 0.6 percentage points. Overheads reduced by 0.1 percentage points, driven by a further reduction in the cost base partially offset by investment in capabilities including new business models and e-commerce.

Operating profit was up 13.5% to €8.9 billion (2016: €7.8 billion) including €543 million of non-underlying items. Non-underlying items within operating profit are €638 million restructuring costs, acquisition and disposal-related costs of €159 million and one-off costs of €80 million partly offset by gain on disposal of group companies of €334 million.

Highlights for the year ended 31 December

	2017	2016	% change
Turnover (€ million)	53,715	52,713	2
Operating profit (€ million)	8,857	7,801	14
Underlying operating profit (€ million)*	9,400	8,624	9
Profit before tax (€ million)	8,153	7,469	9
Net profit (€ million)	6,486	5,547	17
Diluted earnings per share (€)	2.15	1.82	18
Underlying earnings per share (€)*	2.24	2.03	11

Net finance costs increased by €314 million to €877 million (2016: €563 million) as they included a one-off finance charge of €382 million relating to the book premium paid on the buyback of preference shares in Unilever N.V. The net cost of financing borrowings was €399 million, €70 million lower than prior year. The decrease was due to a lower average interest rate of 2.7% compared to 3.5% in 2016, and to lower other interest costs from one-off credits in Brazil. Pension financing was a charge of €96 million compared to €94 million in the prior year.

The effective tax rate was 20.8% versus 26.2% in the prior year. The change was mainly due to the impact of US tax reform that led to a one-off tax benefit coming from restating deferred tax balances at the new lower federal tax rate, partially offset by the tax impact of the AdeS business disposal.

Net profit from joint ventures and associates was up 22% at €155 million, an increase coming from growth in profits from the Pepsi Lipton joint venture and profit from disposal of an investment in a joint venture in India. Other income from non-current investments was €18 million compared to €104 million in the prior year which included a gain of €107 million from the sale of financial assets.

Diluted earnings per share increased by 18.4% to €2.15 reflecting improved operating margins, €578 million US tax reform and a €309 million gain on disposal of the AdeS business. Underlying earnings per share increased by 10.7% to €2.24. This measure excludes the post tax impact of non-underlying items (see page 23 for explanation of non-underlying items).

The independent auditors’ reports issued by KPMG Accountants N.V. and KPMG LLP on the consolidated results of the Group, as set out in the financial statements, were unqualified and contained no exceptions or emphasis of matter. For more details see pages 78 to 85.

The consolidated financial statements have been prepared in accordance with IFRS as adopted by the EU and IFRS as issued by the International Accounting Standards Board. The critical accounting policies and those that are most significant in connection with our financial reporting are set out in note 1 on pages 90 to 93 and are consistent with those applied in 2016.

*	Certain measures used in our reporting are not defined under IFRS. For further information about these measures, please refer to the commentary on non-GAAP measures on pages 22 to 25.

^	Wherever referenced in this report, 2017 underlying sales growth and underlying price growth do not include any Q4 price growth in Venezuela. See pages 22 to 23 on non-GAAP measures for further details.

Annual Report on Form 20-F 2017	Strategic Report	19

FINANCIAL REVIEW CONTINUED

PERSONAL CARE

	2017	2016	% change
Turnover (€ million)	20,697	20,172	2.6
Operating profit (€ million)	4,103	3,704	10.8
Underlying operating profit (€ million)	4,375	4,033	8.5

Operating margin (%)	19.8	18.4	1.4

Underlying operating margin (%)	21.1	20.0	1.1

Underlying sales growth (%)	2.9	4.2
Underlying volume growth (%)	1.4	1.6
Underlying price growth (%)	1.5	2.6

KEY DEVELOPMENTS

•	Turnover growth of 2.6% included a negative currency impact of 1.9%. Acquisitions and disposals contributed 1.7% and underlying sales growth was 2.9%. Personal Care benefited from a strong set of innovations that included five new brand launches. The portfolio continues to grow organically and through acquisitions in attractive segments and channels. Acquisitions of 2017 included Living Proof, Hourglass, Carver Korea, Sundial Brands and Schmidt’s Naturals. Previous acquisitions of Dollar Shave Club and Kate Somerville grew in double digits, while Dermalogica grew 5%. Growth was negatively impacted by difficult market conditions particularly in Brazil and Indonesia. Skin cleansing delivered good growth helped by Dove shower foam, and Baby Dove which was rolled-out to 26 countries. In hair care, the global expansion into natural propositions contributed to volume-led growth.
•	Underlying operating profit increased by €342 million. Underlying operating margin and underlying sales growth improvement added €237 million and €116 million respectively, offset by a €11 million adverse impact from exchange rate movements. Acquisition and disposal related activities had no net impact. Underlying operating margin improvement was principally driven by higher gross margins and brand and marketing efficiencies from zero based budgeting.

HOME CARE

	2017	2016	% change
Turnover (€ million)	10,574	10,009	5.6
Operating profit (€ million)	1,138	949	19.9
Underlying operating profit (€ million)	1,288	1,086	18.6

Operating margin (%)	10.8	9.5	1.3

Underlying operating margin (%)	12.2	10.9	1.3

Underlying sales growth (%)	4.4	4.9
Underlying volume growth (%)	2.1	1.3
Underlying price growth (%)	2.3	3.6

KEY DEVELOPMENTS

•	Turnover grew 5.6% including a negative currency impact of 1.7%. Underlying sales growth was 4.4% coming from volume growth of 2.1% and price growth of 2.3%. Acquisitions and disposals contributed a favourable 2.9%. The roll-outs of Surf into Central and Eastern Europe and Omo into Iran performed well. In laundry, growth was driven by strong performances of the fabric conditioner Comfort in Asia and Europe, and the value brand Brilhante in Latin America. In 2017, the portfolio benefited from the acquisition of EAC Myanmar. The acquisition of Seventh Generation in 2016 with its natural proposition performed well and started to contribute to underlying sales growth towards the end of the year.
•	Underlying operating profit increased by €202 million including a €56 million adverse contribution from exchange rate movements. Underlying operating margin added €141 million and underlying sales growth contributed €48 million. Acquisition and disposal related activities contributed €70 million. Underlying operating margin improvement reflects strong delivery of the 5-S programme and zero-based budgeting.

FOODS

	2017	2016	% change
Turnover (€ million)	12,512	12,524	(0.1)
Operating profit (€ million)	2,275	2,180	4.4
Underlying operating profit (€ million)	2,471	2,394	3.2

Operating margin (%)	18.2	17.4	0.8

Underlying operating margin (%)	19.7	19.1	0.6

Underlying sales growth (%)	1.0	2.1
Underlying volume growth (%)	(0.7)	(0.5)
Underlying price growth (%)	1.7	2.6

KEY DEVELOPMENTS

•	Turnover declined by 0.1% including an adverse currency impact of 1.1%. Underlying sales growth was 1.0%, which is lower than the prior year by 1.1 percentage points. The category continued to modernise the portfolio through innovations and acquisitions such as Mae Terra. Growth was adversely affected by a 2.4% underlying sales decline of the Spreads business, which will be divested in 2018. Savoury had a good performance driven by Knorr which responded well to consumer needs such as naturalness and time-saving cooking products. In dressings, Hellmann’s relaunched the brand with stronger natural claims in 25 markets while the organic variants have been rolled out from North America into Europe.
•	Underlying operating profit increased by €77 million, including a €28 million adverse contribution from exchange rate movements. Underlying operating margin improvement contributed €79 million. Underlying sales growth and acquisition and disposal related activities added €25 million and €1 million respectively. Underlying operating margin improvement was mainly due to brand and marketing efficiencies.

REFRESHMENT

	2017		2016	% change
Turnover (€ million)	9,932		10,008	(0.8)
Operating profit (€ million)	1,341		968	38.5
Underlying operating profit (€ million)	1,266		1,111	14.0

Operating margin (%)	13.5		9.7	3.8

Underlying operating margin (%)	12.7		11.1	1.6

Underlying sales growth (%)	4.9	^	3.5
Underlying volume growth (%)	0.4		1.0
Underlying price growth (%)	4.5	^	2.6

KEY DEVELOPMENTS

•	Turnover declined by 0.8% including an adverse currency impact of 3.9%. Acquisitions and disposals had a negative impact of 1.4% and underlying sales growth was a favourable 4.9%. Refreshments had a good year despite increased new entrants’ activity particularly in North America. Innovations behind premium ice cream brands performed well, including Magnum pints that deliver the ultimate chocolate and ice cream experience in a tub. Leaf tea showed good growth, as we are increasingly seeing benefits of our innovations in speciality and premium tea. T2 continued to show double-digit growth while Pure Leaf was introduced to Canada and the United Kingdom after a successful launch in the United States.
•	Underlying operating profit was €155 million higher mainly from underlying operating margin improvement, which contributed €163 million. Underlying sales growth added €55 million, while acquisition and disposal related activities and exchange rate movements had a negative impact of €24 million and €39 million respectively. Underlying operating margin was up primarily due to improvements in gross margin in both ice cream and tea reflecting premiumisation of the portfolio and savings delivery.

^	Wherever referenced in this report, 2017 underlying sales growth and underlying price growth do not include any Q4 price growth in Venezuela. See pages 22 to 23 on non-GAAP measures for further details.

20	Strategic Report	Annual Report on Form 20-F 2017

CASH FLOW

Free cash flow increased by €0.6 billion to €5.4 billion despite a one-off contribution of €0.6 billion to our pension funds. Cash flow from operating activities was €9.5 billion, an increase of €0.2 billion compared to the prior year. The increase was driven by higher operating profit and lower capital expenditure, which was 3.0% of turnover compared to 3.6% of turnover in the prior year, partially offset by the one-off contribution to pension funds.

	€ million 2017	€ million 2016
Operating profit	8,857	7,801
Depreciation, amortisation and impairment	1,538	1,464
Changes in working capital	(68)	51
Pensions and similar obligations less payments	(904)	(327)
Provisions less payments	200	65
Elimination of (profits)/losses on disposals	(298)	127
Non-cash charge for share-based compensation	284	198
Other adjustments	(153)	(81)
Cash flow from operating activities	9,456	9,298
Income tax paid	(2,164)	(2,251)
Net capital expenditure	(1,621)	(1,878)
Net interest and preference dividends paid	(316)	(367)
Free cash flow*	5,355	4,802
Net cash flow (used in)/from investing activities	(5,879)	(3,188)
Net cash flow (used in)/from financing activities	(1,433)	(3,073)

*	Certain measures used in our reporting are not defined under IFRS. For further information about these measures, please refer to the commentary on non-GAAP measures on pages 22 to 25.

Net outflow from investing activities was €5.9 billion (2016: €3.2 billion) reflecting an increase in acquisitions during the year (see note 21).

Net outflow in financing activities was €1.4 billion compared to €3.1 billion in the prior year. The decrease relates to higher borrowings during the year partly off-set by investment in acquisitions and the share buyback programme of €5 billion.

BALANCE SHEET

At 31 December 2017, Unilever’s combined market capitalisation was €127.9 billion compared with €110.2 billion at the end of 2016.

Goodwill and intangible assets increased by €1.0 billion mainly coming from the acquisitions of Carver Korea and Sundial Brands, partly offset by goodwill relating to the Spreads business which has been classified as held for sale. All material goodwill and indefinite-life intangible assets have been tested for impairment with no charge recognised during the year.

Other non-current assets remained flat at €15.0 billion. This includes pension assets for funded schemes in surplus amounting to €2.2 billion compared to €0.7 billion in 2016. The increase was driven by strong investment returns and a one-off cash injection of €0.6 billion.

	€ million 2017	€ million 2016
Goodwill and intangible assets	28,401	27,433
Other non-current assets	14,901	15,112
Assets held for sale	3,224	206
Other current assets	13,759	13,678
Total assets	60,285	56,429
Liabilities held for sale	170	1
Other current liabilities	23,007	20,555
Non-current liabilities	22,721	18,893
Total liabilities	45,898	39,449
Shareholders’ equity	13,629	16,354
Non-controlling interest	758	626
Total equity	14,387	16,980
Total liabilities and equity	60,285	56,429

Assets held for sale of €3.2 billion and liabilities held for sale of €0.2 billion primarily relate to the Spreads business which we have signed an agreement to sell. Other current assets were €13.7 billion which is the same level as in the prior year.

Other current liabilities were €23.0 billion (2016: €20.6 billion) and non-current liabilities were €22.7 billion (2016: €18.9 billion) The increase in borrowings reflects the share buyback of €5 billion and the cost of acquisitions.

On 30 January 2017 we issued £0.35 billion 1.125% fixed rate notes due February 2022. On 9 February 2017 we issued a €1.2 billion bond, equally split between 0.375% fixed rate notes due February 2023 and 1.0% fixed rate notes due February 2027. On 2 May 2017 we issued a quadruple-tranche $3.15 billion bond, comprising of fixed rate notes of $0.8 billion at 1.8% due May 2020, $0.85 billion at 2.2% due May 2022, $0.5 billion at 2.6% due May 2024 and $1.0 billion at 2.9% due May 2027. On 31 July 2017 we issued a triple-tranche €1.9 billion bond, comprising of fixed rate notes of €0.5 billion at 0% due July 2021, €0.65 billion at 0.875% due July 2025 and €0.75 billion at 1.375% due July 2029. On 15 September 2017 we issued a £0.5 billion bond, equally split between 1.375% fixed rate notes due September 2024 and 1.875 % fixed rate notes due September 2029.

The table below shows the movement in net pension liability during the year. The reduction from €3.2 billion at the beginning of the year to €0.6 billion at the end of 2017 was primarily due to strong investment returns and company contributions to defined benefit plans, mainly in the UK. Cash expenditure on pensions was €1.3 billion (2016: €0.7 billion).

€ million 2017
1 January	(3,173)
Current service cost	(245)
Employee contributions	18
Actual return on plan assets (excluding interest)	1,475
Net interest cost	(96)
Actuarial loss	145
Employer contributions	1,105
Currency retranslation	180
Other movements(a)	30
31 December	(561)

(a)	Other movements relate to special termination benefits, past service costs including losses/(gains) on curtailment, settlements and reclassification of benefits. For more details see note 4B on pages 98 and 103.

FINANCE AND LIQUIDITY

Approximately €1.0 billion (or 31%) of the Group’s cash and cash equivalents are held in the parent and central finance companies, for ensuring maximum flexibility. These companies provide loans to our subsidiaries that are also funded through retained earnings and third party borrowings. We maintain access to global debt markets through an infrastructure of short and long-term debt programmes. We make use of plain vanilla derivatives, such as interest rate swaps and foreign exchange contracts, to help mitigate risks. More detail is provided in notes 16, 16A, 16B and 16C on pages 121 to 126.

The remaining €2.3 billion (69%) of the Group’s cash and cash equivalents are held in foreign subsidiaries which repatriate distributable reserves on a regular basis. For most countries, this is done through dividends free of tax. This balance includes €206 million (2016: €240 million, 2015: €284 million) of cash that is held in a few countries where we face cross-border foreign exchange controls and/or other legal restrictions that inhibit our ability to make these balances available in any means for general use by the wider business. The cash will generally be invested or held in the relevant country and, given the other capital resources available to the Group, does not significantly affect the ability of the Group to meet its cash obligations.

We closely monitor all our exposures and counter-party limits. Unilever has committed credit facilities in place for general corporate purposes. The undrawn bilateral committed credit facilities in place on 31 December 2017 were US$ 7,865 million. Further details are given in note 16A. In addition, Unilever had undrawn revolving 364-day bilateral credit facilities in aggregate of €4,000 million.

Annual Report on Form 20-F 2017	Strategic Report	21

FINANCIAL REVIEW CONTINUED

CONTRACTUAL OBLIGATIONS AT 31 DECEMBER 2017

	€ million Total	€ million Due within 1 year	€ million Due in 1-3 years	€ million Due in 3-5 years	€ million Due in over 5 years
Long-term debt	23,876	7,688	3,752	3,911	8,525
Interest on financial liabilities	2,847	392	593	434	1,428
Operating lease obligations	2,454	418	705	545	786
Purchase obligations(a)	595	484	96	15	-
Finance leases	206	20	35	33	118
Other long-term commitments	1,645	790	614	210	31
Other financial liabilities	177	177	-	-	-
Total	31,800	9,969	5,795	5,148	10,888

(a)	For raw and packaging materials and finished goods.

Further details are set out in the following notes to the consolidated financial statements: note 10 on pages 111 and 112, note 15C on page 119 to 120, and note 20 on pages 131 and 132. Unilever is satisfied that its financing arrangements are adequate to meet its working capital needs for the foreseeable future. In relation to the facilities available to the Group, borrowing requirements do not fluctuate materially during the year and are not seasonal.

AUDIT FEES

Included within operating profit is €20 million (2016: €15 million) paid to the external auditor, of which €14 million (2016: €14 million) related to statutory audit services.

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

CHANGE IN REPORTING OF PERFORMANCE MEASURES

Following our strategic review earlier this year, we announced that we would be accelerating savings programmes and being more active in the development of our portfolio, including exiting from our Spreads business. This will mean spending significant funds on restructuring costs. In order to provide a clear picture of our performance against the objectives set out in the announcement of the outcome of the review, where relevant, our non-GAAP measures will now exclude restructuring costs, the change from our previous measure of core operating profit is the additional exclusion of restructuring costs that are not related to acquisitions and disposals.

Our non-GAAP measures have therefore changed from ‘core operating profit’, ‘core operating margin’, ‘core earnings per share’, ‘core effective tax rate’ and ‘constant core earnings per share’ to ‘underlying operating profit’, ‘underlying operating margin’, ‘underlying earnings per share’, ‘underlying effective tax rate’ and ‘constant underlying earnings per share’ respectively. These measures are explained further on the following pages.

EXPLANATION AND RECONCILIATION OF NON-GAAP MEASURES

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

The table below shows exchange rate movements in our key markets.

	Annual average rate in 2017	Annual average rate in 2016
US dollar (€1 = US$)	1.123	1.111
Indian rupee (€1 = INR)	73.258	74.588
Brazilian real (€1 = BRL)	3.573	3.889
UK pound sterling (€1 = GBP)	0.876	0.815
Indonesia rupiah (€1 = IDR)	15011	14770
Chinese yuan (€1 = CNY)	7.608	7.355
Argentine peso (€ 1 = ARS)	18.401	16.292

In the following sections we set out our definitions of the following non-GAAP measures and provide reconciliations to relevant GAAP measures:

•	underlying sales growth;
•	underlying volume growth;
•	underlying price growth;
•	non-underlying items;
•	underlying operating profit and underlying operating margin;
•	underlying earnings per share;
•	underlying effective tax rate;
•	constant underlying earnings per share;
•	free cash flow;
•	net debt; and
•	return on invested capital.

UNDERLYING SALES GROWTH

Underlying sales growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals and changes in currency. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG, as such turnover is more attributable to our existing sales and distribution network than the acquisition itself. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. Also excluded is the impact of price growth from countries where inflation rates have escalated to extreme levels, and where management forecast that such a situation will continue for an extended period of time; at least one year.

22	Strategic Report	Annual Report on Form 20-F 2017

The reconciliation of USG to changes in the GAAP measure turnover is as follows:
TOTAL GROUP	2017 vs 2016	2016 vs 2015
Turnover growth (%)(a)	1.9	(1.0)
Effect of acquisitions (%)	1.3	0.8
Effect of disposals (%)	(0.4)	(0.2)
Effect of exchange rates (%)(b)	(2.1)	(5.1)
Underlying sales growth (%)(b)	3.1	3.7

PERSONAL CARE	2017 vs 2016	2016 vs 2015
Turnover growth (%)(a)	2.6	0.5
Effect of acquisitions (%)	1.8	1.7
Effect of disposals (%)	(0.1)	(0.3)
Effect of exchange rates (%)	(1.9)	(4.9)
Underlying sales growth (%)	2.9	4.2

FOODS	2017 vs 2016	2016 vs 2015
Turnover growth (%)(a)	(0.1)	(3.1)
Effect of acquisitions (%)	0.1	–
Effect of disposals (%)	(0.1)	(0.3)
Effect of exchange rates (%)	(1.1)	(4.7)
Underlying sales growth (%)	1.0	2.1

HOME CARE	2017 vs 2016	2016 vs 2015
Turnover growth (%)(a)	5.6	(1.5)
Effect of acquisitions (%)	3.1	0.6
Effect of disposals (%)	(0.2)	(0.2)
Effect of exchange rates (%)	(1.7)	(6.5)
Underlying sales growth (%)	4.4	4.9

REFRESHMENT	2017 vs 2016	2016 vs 2015
Turnover growth (%)(a)	(0.8)	(1.1)
Effect of acquisitions (%)	0.3	0.2
Effect of disposals (%)	(1.7)	(0.1)
Effect of exchange rates (%)(b)	(3.9)	(4.6)
Underlying sales growth (%)(b)	4.9	3.5

(a)	Turnover growth is made up of distinct individual growth components, namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

(b)	Q4 underlying price growth in Venezuela has been excluded from underlying sales growth and an equal and opposite adjustment made in effect of exchange rate.

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

UNDERLYING PRICE GROWTH

Underlying price growth (UPG) is part of USG and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price we exclude the impact of price changes arising in countries where consumer price inflation (CPI) rates have escalated to extreme levels of 1,000% or more and where management forecast that this situation is going to continue for an extended period of time; at least one year. This happens very rarely but in the fourth quarter of 2017 the actual and forecast inflation rates for Venezuela triggered such an exclusion. This treatment will be kept under regular review, but will not be revised until the fourth quarter of 2018 at the earliest.

The relationship between USG, UVG and UPG is set out below:

	2017 vs 2016	2016 vs 2015
Underlying volume growth (%)	0.8	0.9
Underlying price growth (%)(a)	2.3	2.8
Underlying sales growth (%)	3.1	3.7

(a)	Q4 underlying price growth in Venezuela has been excluded from underlying price in the table above and an equal and opposite adjustment made in the effect of exchange rates.

The adjustment made at total Group level in the above table in respect of Q4 price growth in Venezuela was 0.8%. Prior to this adjustment being made, price growth at total Group level would have been 3.1% and exchange rate impact would have been (2.9)%. The corresponding adjustment for Refreshment was 4.4%. There is no adjustment in the other categories.

Refer to page 20 for the relationship between USG, UVG and UPG for each of the categories.

NON-UNDERLYING ITEMS

Several non-GAAP measures are adjusted to exclude items defined as non-underlying due to their nature and/or frequency of occurrence.

•	Non-underlying items within operating profit are: gains or losses on business disposals, acquisition and disposal related costs, restructuring costs, impairments and other significant one-off items within operating profit
•	Non-underlying items not in operating profit but within net profit are: significant and unusual items in net finance cost, share of profit/(loss) of joint ventures and associates and taxation
•	Non-underlying items are both non-underlying items within operating profit and those non-underlying items not in operating profit but within net profit

Refer to note 3 for details of non-underlying items.

UNDERLYING EARNINGS PER SHARE

Underlying earnings per share (underlying EPS) is calculated as underlying profit attributable to shareholders’ equity divided by the diluted combined average number of share units. In calculating underlying profit attributable to shareholders’ equity, net profit attributable to shareholders’ equity is adjusted to eliminate the post-tax impact of non-underlying items. This measure reflects the underlying earnings for each share unit of the Group.

Refer to note 7 on page 107 for reconciliation of net profit attributable to shareholders’ equity to underlying profit attributable to shareholders’ equity.

Annual Report on Form 20-F 2017	Strategic Report	23

FINANCIAL REVIEW CONTINUED

UNDERLYING OPERATING PROFIT AND UNDERLYING OPERATING MARGIN

Underlying operating profit and underlying operating margin mean operating profit and operating margin before the impact of non-underlying items within operating profit. Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for making decisions about allocating resources and assessing performance of the segments.

The reconciliation of operating profit to underlying operating profit is as follows:

	€ million 2017	€ million 2016
Operating profit	8,857	7,801
Non-underlying items within operating profit (see note 3)	543	823
Underlying operating profit	9,400	8,624
Turnover	53,715	52,713
Operating margin	16.5%	14.8%
Underlying operating margin	17.5%	16.4%

Further details of non-underlying items can be found in note 3 on page 96 of the consolidated financial statements.

UNDERLYING EFFECTIVE TAX RATE

The underlying effective tax rate is calculated by dividing taxation excluding the tax impact of non-underlying items by profit before tax excluding the impact of non-underlying items and share of net profit/(loss) of joint ventures and associates. This measure reflects the underlying tax rate in relation to profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates. Tax impact on non-underlying items within operating profit is the sum of the tax on each non-underlying item, based on the applicable country tax rates and tax treatment.

The reconciliation of taxation to taxation before tax impact of non-underlying items is as follows:

	€ million 2017	€ million 2016
Taxation	1,667	1,922
Tax impact of:
Non-underlying items within operating profit(a)	77	213
Non-underlying items not in operating profit but within net profit(a)	578	-
Taxation before tax impact of non-underlying items	2,322	2,135
Profit before taxation	8,153	7,469
Non-underlying items within operating profit before tax(a)	543	823
Non-underlying items not in operating profit but within net profit before tax(a)	382	-
Share of net (profit)/loss of joint ventures and associates	(155)	(127)
Profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates	8,923	8,165
Underlying effective tax rate	26.0%	26.1%

(a)	Refer to note 3 for further details on these items.

CONSTANT UNDERLYING EARNINGS PER SHARE

Constant underlying earnings per share (constant underlying EPS) is calculated as underlying profit attributable to shareholders’ equity at constant exchange rates and excluding the impact of both translational hedges and Q4 price growth in Venezuela divided by the diluted combined average number of share units. This measure reflects the underlying earnings for each share unit of the Group in constant exchange rates.

The reconciliation of underlying profit attributable to shareholders’ equity to constant underlying earnings attributable to shareholders’ equity and the calculation of constant underlying EPS is as follows:

	€ million 2017	€ million 2016
Underlying profit attributable to shareholders’ equity(a)	6,315	5,785
Impact of translation of earnings between constant and current exchange rates and translational hedges	310	194
Impact of Q4 2017 Venezuela price growth(b)	(153)	-
Constant underlying earnings attributable to shareholders’ equity	6,472	5,979
Diluted combined average number of share units (millions of units)	2,814.0	2,853.9
Constant underlying EPS (€)	2.30	2.10

(a)	See note 7
(b)	See pages 22 and 23 for further details

In calculating the movement in constant underlying EPS, the constant underlying EPS for 2017 is compared to the underlying EPS for 2016 as adjusted for the impact of translational hedges, which was €2.07.

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

The reconciliation of net profit to FCF is as follows:

	€ million 2017	€ million 2016
Net profit	6,486	5,547
Taxation	1,667	1,922
Share of net profit of joint ventures/associates and other income from non-current investments	(173)	(231)
Net finance costs	877	563
Depreciation, amortisation and impairment	1,538	1,464
Changes in working capital	(68)	51
Pensions and similar obligations less payments	(904)	(327)
Provisions less payments	200	65
Elimination of (profits)/losses on disposals	(298)	127
Non-cash charge for share-based compensation	284	198
Other adjustments	(153)	(81)
Cash flow from operating activities	9,456	9,298
Income tax paid	(2,164)	(2,251)
Net capital expenditure	(1,621)	(1,878)
Net interest and preference dividends paid	(316)	(367)
Free cash flow	5,355	4,802
Net cash flow (used in)/from investing activities	(5,879)	(3,188)
Net cash flow (used in)/from financing activities	(1,433)	(3,073)

24	Strategic Report	Annual Report on Form 20-F 2017

RETURN ON ASSETS

Return on assets is a measure of the return generated on assets for each category. This measure provides additional insight on the performance of the categories and assists in formulating long term strategies with respect to allocation of capital, across categories. Category return on assets is calculated as underlying operating profit (UOP) after tax for the Category divided by the annual average of: property, plant and equipment, net assets held for sale (excluding goodwill and intangibles), inventories, trade and other current receivables, and trade payables and other current liabilities, for each category. The annual average is computed by adding the amounts at the beginning and the end of the calendar year, divided by two.

	€ million	€ million	€ million	€ million	€ million	€ million
	Personal	Home	Home Care and			Foods and
2017	Care	Care	Personal Care	Foods	Refreshment	Refreshment
Underlying Operating Profit before tax	4,375	1,288	5,663	2,471	1,266	3,737
Tax on underlying operating profit	(1,139)	(335)	(1,474)	(643)	(329)	(972)
Underlying Operating Profit after tax	3,236	953	4,189	1,828	937	2,765
Property plant and equipment	3,520	1,787	5,307	1,835	3,269	5,104
Net assets held for sale	1	-	1	741	1	742
Inventories	1,590	735	2,325	694	943	1,637
Trade and other receivables	2,018	1,032	3,050	1,203	969	2,172
Trade payables and other current liabilities	(4,984)	(2,836)	(7,820)	(2,960)	(2,646)	(5,606)
Period end assets (net)	2,145	718	2,863	1,513	2,536	4,049
Average assets for the period (net)	2,122	778	2,900	1,560	2,641	4,201
Category Return on assets	152%	122%	144%	117%	35%	66%
2016
Underlying Operating Profit before tax	4,033	1,086	5,119	2,394	1,111	3,505
Tax on underlying operating profit	(1,054)	(284)	(1,338)	(626)	(291)	(917)
Underlying Operating Profit after tax	2,979	802	3,781	1,768	820	2,588
Property plant and equipment	3,537	1,940	5,477	2,691	3,505	6,196
Net assets held for sale	8	4	12	16	79	95
Inventories	1,680	732	2,412	875	991	1,866
Trade and other receivables	1,952	969	2,921	1,212	969	2,181
Trade payables and other current liabilities	(5,078)	(2,807)	(7,885)	(3,187)	(2,799)	(5,986)
Period end assets (net)	2,099	838	2,937	1,607	2,745	4,352
Average assets for the period (net)	1,938	777	2,715	1,562	2,638	4,200
Category Return on assets	154%	103%	139%	113%	31%	62%

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

The reconciliation of total financial liabilities to net debt is as follows:

	€ million 2017	€ million 2016
Total financial liabilities	(24,430)	(16,595)
Current financial liabilities	(7,968)	(5,450)
Non-current financial liabilities	(16,462)	(11,145)

Cash and cash equivalents as per balance sheet	3,317	3,382
Cash and cash equivalents as per cash flow	3,169	3,198
Add bank overdrafts deducted therein	167	184
Less cash and cash equivalents held for sale	(19)	-

Other current financial assets	770	599
Net debt	(20,343)	(12,614)

RETURN ON INVESTED CAPITAL

Return on invested capital (ROIC) is a measure of the return generated on capital invested by the Group. The measure provides a guide rail for long-term value creation and encourages compounding reinvestment within the business and discipline around acquisitions with low returns and long payback. ROIC is calculated as underlying operating profit after tax divided by the annual average of: goodwill, intangible assets, property, plant and equipment, net assets held for sale, inventories, trade and other current receivables, and trade payables and other current liabilities

	€ million 2017	€ million 2016
Underlying operating profit before tax(a)	9,400	8,624
Tax on underlying operating profit(b)	(2,446)	(2,255)
Underlying operating profit after tax	6,954	6,369
Goodwill	16,881	17,624
Intangible assets	11,520	9,809
Property, plant and equipment	10,411	11,673
Net assets held for sale	3,054	205
Inventories	3,962	4,278
Trade and other current receivables	5,222	5,102
Trade payables and other current liabilities	(13,426)	(13,871)
Period-end invested capital	37,624	34,820
Average invested capital for the period	36,222	33,231
Return on average invested capital(c)	19.2%	19.2%

(a)	See reconciliation of operating profit to underlying operating profit on page 24.
(b)	Tax on underlying operating profit is calculated as underlying operating profit before tax multiplied by underlying effective tax rate of 26.0% (2016: 26.1%) which is shown on page 24.
(c)	As noted on page 22 under the heading ‘Change in reporting of performance measures’, our previous non-GAAP measure of core operating profit is no longer used and we instead use underlying operating profit. We have changed our definition of ROIC to align with this change and restated 2016 ROIC, which has moved from 17.9% to 19.2%.

Annual Report on Form 20-F 2017	Strategic Report	25

RISKS

OUR RISK APPETITE AND APPROACH TO RISK MANAGEMENT

Risk management is integral to Unilever’s strategy and to the achievement of Unilever’s long-term goals. Our success as an organisation depends on our ability to identify and exploit the opportunities generated by our business and the markets we are in. In doing this we take an embedded approach to risk management which puts risk and opportunity assessment at the core of the Board agenda, which is where we believe it should be.

Unilever adopts a risk profile that is aligned to our Vision to grow our business, whilst decoupling our environmental footprint from our growth and increasing our positive social impact. Our appetite for risk is driven by the following:

•	Our growth should be consistent, competitive, profitable and responsible.
•	Our behaviours must be in line with our Code of Business Principles and Code Policies.
•	We strive to continuously improve our operational efficiency and effectiveness.
•	We aim to maintain a single A credit rating on a long-term basis.

Our approach to risk management is designed to provide reasonable, but not absolute, assurance that our assets are safeguarded, the risks facing the business are being assessed and mitigated and all information that may be required to be disclosed is reported to Unilever’s senior management including, where appropriate, the Chief Executive Officer and Chief Financial Officer.

ORGANISATION

The Boards assume overall accountability for the management of risk and for reviewing the effectiveness of Unilever’s risk management and internal control systems.

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

FOUNDATION AND PRINCIPLES

Unilever’s approach to doing business is framed by our Purpose and values (see page 1). Our Code of Business Principles sets out the standards of behaviour that we expect all employees to adhere to. Day-to-day responsibility for ensuring these principles are applied throughout Unilever rests with senior management across categories, geographies and functions. A network of Business Integrity Officers and Committees supports the activities necessary to communicate the Code, deliver training, maintain processes and procedures (including support lines) to report and respond to alleged breaches, and to capture and communicate learnings.

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

The Boards, through the Audit Committee, have reviewed the assessment of risks, internal controls and disclosure controls and procedures in operation within Unilever. They have also considered the effectiveness of any remedial actions taken for the year covered by this Annual Report and Accounts and up to the date of its approval by the Boards.

Details of the activities of the Audit Committee in relation to this can be found in the Report of the Audit Committee on pages 41 to 42.

Further statements on compliance with the specific risk management and control requirements in the Dutch Corporate Governance Code, the UK Corporate Governance Code, the US Securities Exchange Act (1934) and the Sarbanes-Oxley (2002) Act can be found on pages 39 to 40.

26	Strategic Report	Annual Report on Form 20-F 2017

VIABILITY STATEMENT

The activities of Unilever, together with the factors likely to affect its future development, performance, the financial position of Unilever, its cash flows, liquidity position and borrowing facilities are described on pages 1 to 25. In addition, we describe in notes 15 to 18 on pages 115 to 130 Unilever’s objectives, policies and processes for managing its capital, its financial risk management objectives, details of its financial instruments and hedging activities and its exposures to credit and liquidity risk.

ASSESSMENT

In order to report on the long-term viability of Unilever, the Directors carried out a robust assessment of the principal risks facing Unilever, including those that would threaten its business model, future performance, solvency or liquidity. This assessment included reviewing and understanding the mitigation factors in respect of each of those risks. The risks are summarised on pages 28 to 31.

The viability assessment has two parts:

•	First, the Directors considered the period over which they have a reasonable expectation that Unilever will continue to operate and meet its liabilities; and
•	Second, they considered the potential impact of severe but plausible scenarios over this period, including:
•	assessing scenarios for each individual principal risk, for example the termination of our relationships with the three largest global customers; the loss of all material litigation cases; and the destruction of three of our largest sourcing units; and
•	assessing scenarios that involve more than one principal risk such as:
–	a contamination issue with one of our products, leading to a fine equal to 1% of Unilever’s turnover, lower sales of impacted products and temporary closure of our largest sourcing unit;
–	a major IT data breach resulting in a fine equal to 2% of Unilever’s turnover along with an outage in a key system resulting in the temporary inability to sell products; and
–	a global economic downturn leading to an increase in funding costs and the loss of our three largest customers.

FINDINGS

A three-year period is considered appropriate for this assessment because it is the period covered by Unilever’s ongoing strategic planning; and it enables a high level of confidence in assessing viability, even in extreme adverse events, due to a number of factors such as:

•	Unilever’s considerable financial resources together with established business relationships with many customers and suppliers in countries throughout the world;
•	high cash generation by Unilever’s operations;
•	flexibility of cash outflow with respect to significant marketing programmes and capital expenditure projects which usually have a 2-3 year horizon; and
•	Unilever’s diverse product and geographical activities which are impacted by continuously evolving technology and innovation.

Taking into account Unilever’s current position and plans, the Directors believe that there is no plausible scenario that would threaten our business model, future performance, solvency or liquidity over the next three years.

CONCLUSION

On the basis described above, the Directors have a reasonable expectation that Unilever will be able to continue in operation and meet its liabilities as they fall due over the three-year period of their assessment.

PRINCIPAL RISK FACTORS

Our business is subject to risks and uncertainties. On the following pages we have identified the risks that we regard as the most relevant to our business. These are the risks that we see as most material to Unilever’s business and performance at this time. There may be other risks that could emerge in the future.

All the principal risks could impact our business within the next two years (i.e. short-term risks), or could impact our business over the next three to five years (i.e. medium-term risks). Some principal risks, such as climate change, could also impact over the longer-term (i.e. beyond 5 years).

Our principal risks have not fundamentally changed this year. We have updated the descriptions of several of our principal risks to reflect the significant impact that technological changes are having on our consumers, customers and operations. In addition, we have made specific reference within our business transformation risk to the initiatives announced in April 2017 to ‘accelerate sustainable shareholder value creation’.

As well as identifying the most relevant risks for our business we reflect on whether we think the level of risk associated with each of our principal risks is increasing or decreasing. There are four areas where we believe there is an increased level of risk which are:

•	Brand Equity: our brand equity risk is increasing and changing in nature as technology impacts both the speed at which consumer trends change and our brand communication models;
•	Customer Relationships: technology is changing our channel landscape and hence changing the nature of the relationships with our traditional customers as well as requiring us to develop relationships with new customers who are driving e-commerce development;
•	Systems and Information: the number of cybersecurity attacks are increasing significantly, and incidents are becoming more sophisticated as technology further evolves; and
•	Business Transformation: this risk has increased as a result of the scale of the initiatives announced in April 2017 to further accelerate shareholders’ value.

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

Annual Report on Form 20-F 2017	Strategic Report	27

RISKS CONTINUED

DESCRIPTION OF RISK

BRAND PREFERENCE

As a branded goods business, Unilever’s success depends on the value and relevance of our brands and products to consumers around the world and on our ability to innovate and remain competitive.

Consumer tastes, preferences and behaviours are changing more rapidly than ever before, and Unilever’s ability to identify and respond to these changes is vital to our business success

Technological change is disrupting our traditional brand communication models. Our ability to develop and deploy the right communication, both in terms of messaging content and medium is critical to the continued strength of our brands.

We are dependent on creating innovative products that continue to meet the needs of our consumers and getting these new products to market with speed. If we are unable to innovate effectively, Unilever’s sales or margins could be materially adversely affected.

PORTFOLIO MANAGEMENT

Unilever’s strategic investment choices will affect the long-term growth and profits of our business.

Unilever’s growth and profitability are determined by our portfolio of categories, geographies and channels and how these evolve over time. If Unilever does not make optimal strategic investment decisions, then opportunities for growth and improved margin could be missed.

SUSTAINABILITY

The success of our business depends on finding sustainable solutions to support long-term growth.

Unilever’s Vision to grow our business, while decoupling our environmental footprint from our growth and increasing our positive social impact, will require more sustainable ways of doing business. In a world where resources are scarce and demand for them continues to increase, it is critical that we succeed in reducing our resource consumption and converting to sustainably sourced supplies. In doing this we are dependent on the efforts of partners and various certification bodies. We are also committed to improving health and wellbeing and enhancing livelihoods around the world so Unilever and our communities grow successfully together. There can be no assurance that sustainable business solutions will be developed and failure to do so could limit Unilever’s growth and profit potential and damage our corporate reputation.

CLIMATE CHANGE

Climate changes and governmental actions to reduce such changes may disrupt our operations and/or reduce consumer demand for our products.

Climate changes are occurring around the globe which may impact our business in various ways. They could lead to water shortages which would reduce demand for those of our products that require a significant amount of water during consumer use. They could also lead to an increase in raw material and packaging prices or reduced availability. Governments may take action to reduce climate change such as the introduction of a carbon tax or zero net deforestation requirements which could impact our business through higher costs or reduced flexibility of operations.

Increased frequency of extreme weather (storms and floods) could cause increased incidence of disruption to our manufacturing and distribution network. Climate change could result therefore in making products less affordable or less available for our consumers resulting in reduced growth and profitability.

28	Strategic Report	Annual Report on Form 20-F 2017

DESCRIPTION OF RISK

CUSTOMER RELATIONSHIPS

Successful customer relationships are vital to our business and continued growth.

Maintaining strong relationships with our existing customers and building relationships with new customers who have built new technology enabled business models to serve changing shopper habits are necessary to ensure our brands are well presented to our consumers and available for purchase at all times.

The strength of our customer relationships also affects our ability to obtain pricing and competitive trade terms. Failure to maintain strong relationships with customers could negatively impact our terms of business with affected customers and reduce the availability of our products to consumers.

TALENT

A skilled workforce and agile ways of working are essential for the continued success of our business.

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

Our supply chain network is exposed to potentially adverse events such as physical disruptions, environmental and industrial accidents or disruptions at a key supplier, which could impact our ability to deliver orders to our customers.

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

Annual Report on Form 20-F 2017	Strategic Report	29

RISKS CONTINUED

DESCRIPTION OF RISK

SYSTEMS AND INFORMATION

Unilever’s operations are increasingly dependent on IT systems and the management of information.

Increasing digital interactions with customers, suppliers and consumers place ever greater emphasis on the need for secure and reliable IT systems and infrastructure and careful management of the information that is in our possession.

The cyber-attack threat of unauthorised access and misuse of sensitive information or disruption to operations continues to increase. Such an attack could inhibit our business operations in a number of ways, including disruption to sales, production and cash flows, ultimately impacting our results.

BUSINESS TRANSFORMATION

Successful execution of business transformation projects is key to delivering their intended business benefits and avoiding disruption to other business activities.

Unilever is continually engaged in major change projects, including acquisitions, disposals and organisational transformation, to drive continuous improvement in our business and to strengthen our portfolio and capabilities. A number of key projects were announced in 2017 to accelerate sustainable shareholder value creation. Failure to execute such initiatives successfully could result in under-delivery of the expected benefits and there could be a significant impact on the value of the business.

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

Unilever has more than half its turnover in emerging markets which can offer greater growth opportunities but also expose Unilever to related economic and political volatility.

30	Strategic Report	Annual Report on Form 20-F 2017

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

Changes to laws and regulations could have a material impact on the cost of doing business. Tax, in particular, is a complex area where laws and their interpretation are changing regularly, leading to the risk of unexpected tax exposures. International tax reform remains a key focus of attention with the OECD’s Base Erosion & Profit Shifting project and further potential tax reform in the EU and Switzerland.

Annual Report on Form 20-F 2017	Strategic Report	31

IN FOCUS: CLIMATE CHANGE RISKS AND OPPORTUNITIES

UNILEVER HAS PUBLICLY COMMITTED TO IMPLEMENTING THE RECOMMENDATIONS OF THE TASK FORCE ON CLIMATE-RELATED FINANCIAL DISCLOSURES.

As a growing number of investors demand more information on how companies are addressing the effects of climate change, Unilever recognises the importance of disclosing climate-related risks and opportunities. Adopting the Taskforce on Climate-Related Financial Disclosures (TCFD) recommendations is an important step forward in enabling market forces to drive efficient allocation of capital and support a smooth transition to a low-carbon economy.

In this Annual Report and Accounts, we continue to integrate climate-related disclosures throughout the Strategic Report narrative. However, in recognition of the growing significance of the impacts of climate change on our business, we have also summarised the risks and opportunities arising from climate change, and our response below.

The Boards take overall accountability for the management of climate change risks and opportunities with support from the ULE and the USLP Steering Team (see page 43). Chaired by Keith Weed, the USLP Steering Team includes nine members of the ULE and meets five times a year. During 2017, there were numerous agenda items on topics related to climate change. For 2,872 senior management employees, incentives include fixed pay, a bonus as a percentage of fixed pay and a long-term management co-investment plan (MCIP) linked to financial and USLP performance – including our climate change, water and sustainable sourcing targets (see page 58). The long-term MCIP will be rolled out to the remainder of management employees in 2018.

UNDERSTANDING IMPACT

Climate change has been identified as a principal risk to Unilever (see page 28). To further understand the impact that climate change could have on Unilever’s business we performed a high-level assessment of the impact of 2°C and 4°C global warming scenarios. The 2°C and 4°C scenarios are constructed on the basis that average global temperatures will have increased by 2°C and 4°C in the year 2100. Between today and 2100 there will be gradual changes towards these endpoints and we have looked at the impact on our business in 2030 assuming we have the same business activities as we do today. We also made the following simplifying assumptions:

•	In the 2°C scenario, we assumed that in the period to 2030 society acts rapidly to limit greenhouse gas emissions and puts in place measures to restrain deforestation and discourage emissions (for example implementing carbon pricing at $75-$100 per tonne, taken from the International Energy Agency’s 450 scenario). We have assumed that there will be no significant impact to our business from the physical ramifications of climate change by 2030 – ie from greater scarcity of water or increased impact of severe weather events. The scenario assesses the impact on our business from regulatory changes.
•	In the 4°C scenario, we assumed climate policy is less ambitious and emissions remain high so the physical manifestations of climate change are increasingly apparent by 2030. Given this we have not included impacts from regulatory restrictions but focus on those resulting from the physical impacts.

We identified the material impacts on Unilever’s business arising from each of these scenarios based on existing internal and external data. The impacts were assessed without considering any actions that Unilever might take to mitigate or adapt to the adverse impacts or to introduce new products which might offer new sources of revenue as consumers adjust to the new circumstances.

The main impacts of the 2°C scenario were as follows:

•	Carbon pricing is introduced in key countries and hence there are increases in both manufacturing costs and the costs of raw materials such as dairy ingredients and the metals used in packaging
•	Zero net deforestation requirements are introduced and a shift to sustainable agriculture puts pressure on agricultural production, raising the price of certain raw materials

The main impacts of the 4°C scenario were as follows:

•	Chronic and acute water stress reduces agricultural productivity in some regions, raising prices of raw materials
•	Increased frequency of extreme weather (storms and floods) causes increased incidence of disruption to our manufacturing and distribution networks
•	Temperature increase and extreme weather events reduce economic activity, GDP growth and hence sales levels fall

Our analysis shows that, without action, both scenarios present financial risks to Unilever by 2030, predominantly due to increased costs. However, while there are financial risks which would need to be managed, we would not have to materially change our business model. The most significant impacts of both scenarios are on our supply chain where costs of raw materials and packaging rise, due to carbon pricing and rapid shift to sustainable agriculture in a 2°C scenario and due to chronic water stress and extreme weather in a 4°C scenario. The impacts on sales and our own manufacturing operations are relatively small.

The results of this analysis confirm the importance of doing further work to ensure that we understand the critical dependencies of climate change on our business and to ensure we have action plans in place to help mitigate these risks and thus prepare the business for the future environment in which we will operate. We plan to conduct further analysis on the impact of climate change on our agricultural supply chain and the impact of changing weather patterns (including both persistent effects such as droughts and the temporary effects of storms) on critical markets and manufacturing.

RESPONDING TO RISKS AND OPPORTUNITIES

We are taking action to address our climate change risks in line with the output from the scenario analysis, as well as benefiting from any opportunities these changes could present across our value chain. In 2018, we will launch the Sustainable Agriculture Code (SAC) 2017 which gives Unilever, our farmers and suppliers a set of rigorous standards to drive sustainability improvements across our supply chain. The revised SAC incorporates standards on Climate Smart Agriculture. Further risk assessment on individual crops and countries of origin will allow us to focus efforts on implementation of Climate Smart Agriculture. We are also committed to eliminating the deforestation associated with commodity supply chains, with a particular focus on sustainable palm oil production (see pages 13 and 15).

Our 2030 carbon positive target commits us to eliminating fossil fuels from our manufacturing operations by using only energy from renewable sources and supporting the generation of more renewable energy than we consume, making the surplus available to the communities in which we operate (see page 15). Since 2008, our factories have avoided costs of over €490 million through cumulative energy savings – and in doing so minimising our exposure to future regulatory costs.

Climate change has the potential to impact our brands in different ways depending on the raw materials used in the production of our products and their end use. We are developing product innovations with less greenhouse gases across the value chain and less water in use (see pages 11, 13 and 14). Our categories’ response to climate change has been guided by a review of the areas where we can have the biggest impact on mitigating climate risk or benefiting from climate opportunity.

32	Strategic Report	Annual Report on Form 20-F 2017

Our Personal Care category has identified several areas of focus to mitigate risks and benefit from opportunities. These include the development of compressed deodorants which use 50% less propellant gas and 25% less aluminium in their packaging than standard aerosol deodorants. The category is also investing in water smart product innovations such as dry shampoo and cleansing conditioner which help consumers use less hot water while also offering relevant benefits such as reduced colour loss and damage which can arise from frequent washing.

Home Care has focused its efforts in several areas. To mitigate risk, it has removed phosphates from all laundry powders worldwide, resulting in lower greenhouse gas emissions of up to 50% per consumer use. It is also combining insights in consumer behaviour and water consumption with innovative technology to develop new market opportunities, launching products and formulations that address water scarcity and help our consumers save water. Sunlight 2-in-1 Handwashing Laundry Powder, Rin (Radiant) detergent bar and Comfort One Rinse fabric conditioner are examples of successful innovations which are reducing water at point of use (see page 14).

Home Care is also home to three brands which are responding directly to issues related to climate change. Pureit and Qinyuan, our water purification businesses, are providing safe drinking water to millions of people with a lower carbon footprint than alternatives. Our detailed life cycle analysis shows that Pureit’s total carbon footprint is at least 80% lower than boiled or bottled water. Blueair, our indoor air purification business acquired in 2016, removes contaminants from the air, including hazardous sooty particles associated with the combustion of fossil fuels.

Our Foods category continues to develop its response to the growing trend, and business opportunity, for natural and plant-based food, thereby reducing emissions from livestock. We have a range of vegan and vegetarian products and actively endorse plant-based lifestyles via positive, proactive consumer communication campaigns. By the end of 2017, around 500 Unilever food products in Europe were endorsed by the European Vegetarian Union and our global brands Hellmann’s, Flora (Becel) and Ben & Jerry’s now offer vegan and vegetarian variants. The category is also encouraging more consumers and chefs to cook plant-based meals via our Knorr and Unilever Food Solutions recipe hubs.

In Refreshment, we have prioritised reducing greenhouse gas emissions from ice cream freezers since 2008 (see page 12). As the world’s largest producer of ice cream, we have committed to accelerating the roll-out of freezer cabinets that use more climate-friendly natural (hydrocarbon) refrigerants. By 2017 our total purchase of these cabinets had increased to around 2.6 million. We are working on further innovations to make more improvements in freezer energy efficiency, including investigating the use of renewable energy, such as solar, to power our cabinets.

Unilever supports a number of policy measures to accelerate the transition to a low-carbon economy, including the pricing of carbon and removal of fossil fuel subsidies which act as negative carbon prices. We believe that carbon pricing is a fundamental part of the global response to climate change and without it, the world is unlikely to meet its greenhouse gas reduction targets. We have publicly supported calls for carbon pricing and are members of The Carbon Pricing Leadership Coalition, hosted by the World Bank. In 2016, we implemented an internal price on carbon of €30 per tonne for significant capital expenditure projects as part of a ‘clean-tech’ fund. So far, €63 million has been raised by this fund for energy and water saving projects. In January 2018 we increased the price of carbon to €40 per tonne.

MEASURING AND REPORTING

The USLP includes a number of stretching commitments which relate to climate risks and opportunities across our value chain. It includes a target to halve the greenhouse gas impact of our products across the lifecycle by 2030 and a commitment to become carbon positive in our operations by 2030. Our water targets include halving the water associated with the consumer use of our products by 2020 and reducing water abstracted at manufacturing sites. Performance against these targets can be found on page 7.

We have been measuring and reporting on our energy and water consumption and carbon emissions since 1995. Our website contains extensive reporting on our performance as well as more detailed commentary on our USLP targets as well as actions we are taking to achieve them.

For 2017, PwC assured our measurement of greenhouse gases across the value chain and water used by our consumers, as well as selected manufacturing environmental metrics including water abstraction per tonne of production, carbon emissions from energy use and energy use per tonne of production.

FURTHER CLIMATE CHANGE DISCLOSURES

This Annual Report and Accounts contains additional disclosures on our climate change risks and opportunities:

•	Governance and remuneration: pages 43 and 47 to 76
•	Strategy for climate change: pages 14 and 15
•	Risk management: page 28
•	Metrics and targets: pages 7, 13 and 14

Unilever’s website also contains disclosures on our greenhouse gases and water USLP targets.

www.unilever.com/sustainable-living/our-sustainable-living-report-hub

Annual Report on Form 20-F 2017	Strategic Report	33

GOVERNANCE REPORT

CORPORATE GOVERNANCE

UNILEVER’S STRUCTURE

Since its formation in 1930, the Unilever Group has operated as nearly as practicable as a single economic entity. This is achieved by special provisions in the Articles of Association of NV and PLC, together with a series of agreements between NV and PLC which are together known as the Foundation Agreements (described below). These agreements enable Unilever to achieve unity of management, operations, shareholders’ rights, purpose and mission and can be found on our website.

The Equalisation Agreement makes the economic position of the shareholders of NV and PLC, as far as possible, the same as if they held shares in a single company and also regulates the mutual rights of the shareholders of NV* and PLC. Under this agreement, NV and PLC must adopt the same financial periods and accounting policies.

The Deed of Mutual Covenants provides that NV and PLC and their respective subsidiary companies shall co-operate in every way for the purpose of maintaining a common operating policy. They shall exchange all relevant information about their respective businesses – the intention being to create and maintain a common operating platform for the Unilever Group throughout the world. This Deed also contains provisions for the allocation of assets within the Unilever Group.

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

www.unilever.com/investor-relations/agm-and-corporate-governance/legal-structure-and-foundation-agreements/

BOARDS

The Boards of NV and PLC have ultimate responsibility for the management, general affairs, direction, performance and long-term success of our business as a whole. The Boards are one-tier boards, the same people are on both Boards and the responsibility of the Directors is collective, taking into account their respective roles as Executive Directors and Non-Executive Directors. The majority of the Directors are Non-Executive Directors who essentially have a supervisory role. Unilever has two Executive Directors, the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO).

A list of our current Directors, their roles on the Boards, their dates of appointment, tenure and their other major appointments is set out on page 3.

The Boards have delegated the operational running of the Unilever Group to the CEO with the exception of the following matters which are reserved for the Boards: structural and constitutional matters, corporate governance, approval of dividends, approval of overall strategy for the Unilever Group, approval of significant transactions or arrangements in relation to mergers, acquisitions, joint ventures and pensions. The CEO is responsible to the Boards in relation to the operational running of the Group and other powers delegated to him by the Boards. The CEO can delegate any of his powers and discretions, and he does so delegate to members of the Unilever Leadership Executive (ULE) (with power to sub-delegate). The ULE is composed of the CEO, CFO and other senior executives who assist the CEO in the discharge of the powers delegated to the CEO by the Boards. Members of the ULE report to the CEO, and the CEO supervises and determines the roles, activities and responsibilities of the ULE. Whilst ULE members (other than the CEO and the CFO) are not part of the Boards’ decision-making process, to provide the Boards with deeper insights, ULE members often attend those parts of the Board meetings which relate to the operational running of the Group. The ULE currently consists of the CFO, the Category Presidents, the Presidents for Europe and North America, and the Chief Category Research and Development Officer, Chief HR Officer, Chief Legal Officer and Group Secretary, Chief Marketing and Communications Officer and Chief Supply Chain Officer.

The biographies of ULE members are on page 5.

BOARD COMMITTEES

The Boards have established four Board Committees: the Audit Committee, the Compensation Committee, the Corporate Responsibility Committee and the Nominating and Corporate Governance Committee. The terms of reference of these Committees can be found on our website and the reports of each Committee, including attendance at meetings in 2017, can be found on pages 41 to 76.

www.unilever.com/investor-relations/agm-and-corporate-governance/board-and-management-committees/

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

www.unilever.com/investor-relations/agm-and-corporate-governance/our-corporate-governance/

34	Governance Report	Annual Report on Form 20-F 2017

BOARD EFFECTIVENESS

BOARD MEETINGS

A minimum of five face-to-face meetings are planned throughout the calendar year to consider important corporate events and actions, for example, the half-year and full-year results announcements of the Unilever Group; the development of and approval of the overall strategy of the Unilever Group; oversight of the performance of the business; review of risks and internal risk management and control systems; authorisation of major transactions; declaration of dividends; convening of shareholders’ meetings; succession planning; review of the functioning of the Boards and their Committees; and review of corporate responsibility and sustainability, in particular the Unilever Sustainable Living Plan. Other ad hoc Board meetings are convened to discuss strategic, transactional and governance matters that arise. In 2017 the Boards met physically in January, February, April, July, October and November. Meetings of the Boards may be held either in London or in Rotterdam or such other locations as the Boards think fit, with one or two off-site Board meetings a year. The Chairman sets the Boards’ agenda, ensures the Directors receive accurate, timely and clear information, and promotes effective relationships and open communication between the Executive and Non-Executive Directors.

ATTENDANCE

The table showing the attendance of current Directors at Board meetings in 2017 can be found on page 3. If Directors are unable to attend a Board meeting they have the opportunity beforehand to discuss any agenda items with the Chairman. Louise Fresco attended five of the Board meetings she was eligible to attend before retiring from the Boards on 27 April 2017.

NON-EXECUTIVE DIRECTOR MEETINGS

The Non-Executive Directors meet as a group, without the Executive Directors present, usually four or five times a year to consider relevant items as agreed by them. In 2017 they met six times. The Chairman, or in his absence the Vice-Chairman/Senior Independent Director, chairs such meetings.

BOARD EVALUATION

Each year the Boards formally assess their own performance with the aim of helping to improve the effectiveness of both the Boards and the Committees. At least once every three years an independent third party facilitates the evaluation. In April 2017 JCA Group Limited (JCA), an independent third-party consultant, facilitated an external Board evaluation. JCA has no other connection with the Unilever Group. No questionnaires were used in the evaluation this year given questionnaires were completed for the last Board evaluation in November 2016. The evaluation consisted of individual interviews with the Directors by JCA followed by Board discussions at both the April and July Board meetings on both the outcome of the evaluation and proposed actions to enhance the Board’s effectiveness. The Chairman’s Statement on page 2 describes the key actions agreed by the Boards following the evaluation exercise.

Committees of the Boards evaluate themselves annually under supervision of their respective Chairs taking into account the views of respective Committee members and the Boards. The key actions agreed by each Committee in the 2017 evaluations can be found in each Committee Report.

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

The report of the Nominating and Corporate Governance Committee (NCGC) on pages 45 and 46 describes the work of the NCGC in Board appointments and recommendations for re-election. In addition, shareholders are able to nominate Directors. The procedure for shareholders to nominate Directors is contained within the document entitled ‘Appointment procedure for NV and PLC Directors’ which is available on our website. To do so they must put a resolution to both the NV and PLC AGMs in line with local requirements. Directors are appointed by shareholders by a simple majority vote at each AGM.

www.unilever.com/investor-relations/agm-and-corporate-governance/board-and-management-committees/

DIRECTOR INDUCTION AND TRAINING

All new Directors participate in a comprehensive induction programme when they join the Boards. The Chairman ensures that ongoing training is provided for Directors by way of site visits, presentations and circulated updates at (and between) Board and Board Committee meetings on, among other things, Unilever’s business, environmental, social, corporate governance, regulatory developments and investor relations matters. For example, in 2017 the Directors received presentations on Corporate Ventures, Marketing, Channel and Customer Development, the Supply Chain and R&D.

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

We attach special importance to avoiding conflicts of interest between NV and PLC and their respective Directors. The Boards ensure that there are effective procedures in place to avoid conflicts of interest by Board members. If an actual, apparent or potential conflict arises, the materiality of that conflict will be determined by the Group Secretary. If the conflict exceeds any materiality thresholds set from time to time, the Boards will be asked to consider the conflict and, if determined to be appropriate, authorisation of the conflict will be given by the Boards to the relevant Director. The authorisation includes conditions relating to keeping Unilever information confidential and to the Director’s exclusion from receiving and discussing relevant information at Board meetings. Conflicts are reviewed annually by the Boards. In between those reviews Directors have a duty to inform the Boards of any relevant changes to their situation. A Director may not vote on, or be counted in a quorum in relation to, any resolution of the Boards in respect of any situation in which he or she has a conflict of interest. The procedures that Unilever has put in place to deal with conflicts of interest operate effectively.

Unilever recognises the benefit to the individual and the Unilever Group of senior executives acting as directors of other companies but, to ensure outside directorships of our Executive Directors do not involve an excessive commitment or conflict of interest, the number of outside directorships of listed companies is generally limited to one per Executive Director and approval is required from the Chairman.

INDEMNIFICATION

The terms of NV Directors’ indemnification are provided for in NV’s Articles of Association. The power to indemnify PLC Directors is provided for in PLC’s Articles of Association and deeds of indemnity have been agreed with all PLC Directors. Third party directors’ and officers’ liability insurance was in place for all Unilever Directors throughout 2017 and is currently in force.

In addition, PLC provides indemnities (including, where applicable, a qualifying pension scheme indemnity provision) to the Directors of three subsidiaries each of which acts as trustee of a Unilever UK pension fund. Appropriate trustee liability insurance is also in place.

Annual Report on Form 20-F 2017	Governance Report	35

CORPORATE GOVERNANCE CONTINUED

OUR SHARES

NV SHARES

SHARE CAPITAL

NV’s issued share capital on 31 December 2017 was made up of:

€274,356,432 split into 1,714,727,700 ordinary shares of €0.16 each;

€1,028,568 split into 2,400 special ordinary shares numbered 1 – 2,400 known as special ordinary shares; and

€62,065,550 split into two classes (6% and 7%) of cumulative preference shares*.

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

VOTING RIGHTS

NV shareholders can cast one vote for each €0.16 nominal capital they hold and can vote in person or by proxy. The voting rights attached to NV’s outstanding shares are split as follows:

	Total number of votes		% of issued capital
1,714,727,700 ordinary shares	1,714,727,700	(a)	81.30
2,400 special shares	6,428,550		0.30
123,382 6% cumulative preference shares	330,485,595	(b)	15.67
21,438 7% cumulative preference shares	57,424,094	(c)	2.72

As at 31 December 2017:

(a)	191,810,728 shares were held in treasury and 9,728,181 shares were held to satisfy obligations under share-based incentive schemes.
(b)	1 6% cumulative preference share was held in treasury.
(c)	1 7% cumulative preference share was held in treasury.

The special shares and the shares under (a), (b) and (c) are not voted on.

SHARE ISSUES AND BUY BACKS

NV may issue shares not yet issued and grant rights to subscribe for shares only pursuant to a resolution of the General Meeting or of another corporate body designated for such purpose by a resolution of the General Meeting. At the NV AGM held on 26 April 2017 the Board of NV was designated as the corporate body authorised to resolve on the issue of, or on the granting of rights to subscribe for, shares not yet issued and to restrict or exclude the statutory pre-emption rights that accrue to shareholders upon issue of shares, on the understanding that this authority is limited to 10% of the issued share capital of NV, plus an additional 10% of the issued share capital of NV in connection with or on the occasion of mergers, acquisitions or strategic alliances.

These authorities expire on the earlier of the conclusion of the 2018 NV AGM or the close of business on 30 June 2018 (the last date by which NV must hold an AGM in 2018). Such authorities are renewed annually. However, it is intended to align the NV and PLC authorities as from the 2018 AGMs. At the 2018 NV AGM, NV will therefore seek shareholder authority to issue new ordinary shares up to 33% of NV’s issued ordinary share capital and to disapply pre-emption rights up to 5% of NV’s issued share capital and an additional 5% authority only in connection with an acquisition or specified capital investment.

During 2017 companies within the Unilever Group purchased 2,260,000 NV ordinary shares, representing 0.13% of the issued ordinary share capital, for €111,205,702.6 and 493,000 NV New York Registry Shares, representing 0.03% of the issued ordinary share capital, for $26,420,256. These purchases were made to facilitate grants made in connection with Unilever’s employee compensation programmes.

In addition, NV conducted a share buy-back programme during 2017 with an aggregate market value of approximately €2.5 billion bought back in the form of 50,250,099 NV ordinary shares (or depositary receipts in respect of such ordinary shares).

By means of a public offer, Unilever Corporate Holdings Nederland B.V. (UCHN), an indirect wholly owned subsidiary of PLC, acquired approximately 99% of all outstanding 6% cumulative preference shares and 7% cumulative preference shares during 2017. This represents an important step in simplifying the capital structure. The offer valued all of the issued 6% and 7% cumulative preference shares that were not held in treasury by NV at € 448 million.

Since the public offer was declared unconditional, a number of private agreements have been completed regarding the sale and transfer of the 6% and 7% cumulative preference shares to UCHN at a price equal to the public offer price. UCHN has also initiated statutory buy-out proceedings to acquire the remaining issued 6% and 7% cumulative preference shares. In addition, in an announcement on 28 November 2017, Unilever stated the Boards’ intention to terminate the 6% and 7% cumulative preference shares upon any unification.

Further information on these purchases can be found in note 4C to the consolidated accounts on pages 103 and 104.

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

The Trust Office’s shareholding fluctuates daily. Its holdings on 31 December 2017 were 1,320,059,035 NV ordinary shares (76.98%) and 116 NV 7% cumulative preference shares (0.54%). At the 2017 NV AGM, the Trust Office represented 32.9% of all votes present at the meeting.

The current members of the board at the Trust Office are Mr J H Schraven (Chairman), Mr P M L Frentrop, Mr A Nühn and Ms C M S Smits-Nusteling. The Trust Office reports periodically on its activities. Further information on the Trust Office, including its Articles of Association, Conditions of Administration and Voting Policy, can be found on its website.

Unilever considers the arrangements of the Trust Office to be appropriate and in the interests of NV and its shareholders given the size of the voting rights attached to the financing preference shares and the relatively low attendance of holders of ordinary shares at the General Meetings of NV.

www.administratiekantoor-unilever.nl/eng/home

36	Governance Report	Annual Report on Form 20-F 2017

PLC SHARES

SHARE CAPITAL

PLC’s issued share capital on 31 December 2017 was made up of:

•	£40,760,420 split into 1,310,156,361 ordinary shares of 3 1⁄9p each; and
•	£100,000 of deferred stock of £1 each.

LISTINGS

PLC has shares listed on the London Stock Exchange and, as American Depositary Receipts*, on the New York Stock Exchange.

*	One American Depository Receipt represents one PLC ordinary share with a nominal value of 3 1⁄9p.

VOTING RIGHTS

PLC shareholders can cast one vote for each 3 1⁄9p nominal capital they hold, and can vote in person or by proxy. This means that shareholders can cast one vote for each PLC ordinary share or PLC American Depositary Receipt of Shares. Therefore, the total number of voting rights attached to PLC’s outstanding shares is as follows:

	Total number of votes		% of issued capital
1,310,156,361 ordinary shares	1,310,156,361	(a)	99.76

£100,000 deferred stock	3,214,285		0.24

As at 31 December 2017:

(a)	Of which 78,389,278 shares were held by PLC in treasury and 6,074,283 shares were held by NV group companies. These shares are not voted on.

The PLC Board may, subject to the UK Companies Act 2006 and the passing of the appropriate resolutions at a General Meeting, issue shares within the limits prescribed within the resolutions. At the 2017 PLC AGM held on 27 April 2017 the PLC Directors were authorised to issue new shares, up to a maximum of £13,300,000 nominal value (which at the time represented approximately 33% of PLC’s issued ordinary share capital) and to disapply pre-emption rights up to approximately 5% of PLC’s issued ordinary share capital and an additional 5% authority only in connection with an acquisition or specified capital investment.

In addition, at PLC’s 2017 AGM the PLC Board was authorised to make market purchases of its ordinary shares, up to a maximum of 128,345,000 shares representing just under 10% of PLC’s issued ordinary share capital and within the limits prescribed in the resolution until the earlier of the conclusion of PLC’s 2018 AGM and 30 June 2018. These authorities are renewed annually and authority will be sought at PLC’s 2018 AGM.

During 2017 companies within the Unilever Group purchased 1,667,000 PLC ordinary shares, representing 0.13% of the issued share capital, for £68,225,066. These purchases were made to facilitate grants made in connection with its employee compensation programmes. Further information on these purchases can be found in note 4C to the consolidated accounts on pages 103 and 104. In addition, PLC conducted a share buy-back programme during 2017 with an aggregate market value of approximately £2.2 billion bought back in the form of 51,692,284 PLC ordinary shares.

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

OUR SHAREHOLDERS

SIGNIFICANT SHAREHOLDERS OF NV

As far as Unilever is aware, the only holders of more than 3% of, or 3% of voting rights attributable to, NV’s share capital on (‘Disclosable Interests’) 31 December 2017 (apart from the Foundation Unilever N.V. Trust Office, see page 36) are BlackRock, Inc. (BlackRock) and UCHN, see page 36, as indicated in the table below.

Shareholder	Class of shares	Total number of shares held	% of relevant class
BlackRock	ordinary shares	66,947,018	3.90
UCHN	6% cumulative preference shares	122,985	99.68
UCHN	7% cumulative preference shares	21,320	99.44

As far as Unilever is aware, new Disclosable Interests have been notified to the AFM between 1 January 2018 and 21 February 2018 (the latest practicable date for inclusion in this report). Between 1 January 2015 and 21 February 2018, BlackRock, NN Group N.V. (NN) and ASR Nederland N.V. (ASR) have held more than 3% in the share capital of NV. During 2017 Unilever Corporate Holdings Nederland B.V. acquired from NN and ASR all of their 6% and 7% cumulative preference shares.

SIGNIFICANT SHAREHOLDERS OF PLC

As far as Unilever is aware, the only holders of more than 3% of, or 3% of voting rights attributable to, PLC’s ordinary share capital on 31 December 2017 (apart from shares held in treasury by PLC, see page 37), are BlackRock and the Leverhulme Trust as indicated in the table below.

Shareholder	Class of shares	Total number of shares held	% of relevant class
BlackRock	ordinary shares	84,013,193	6.8

The Leverhulme Trust	ordinary shares	68,531,182	5.6

No disclosable changes in interests in the share capital of PLC have been notified to PLC between 1 January 2018 and 21 February 2018 (the latest practicable date for inclusion in this report). Between 1 January 2015 and 21 February 2018, (i) BlackRock, and (ii) the aggregated holdings of the trustees of the Leverhulme Trust and the Leverhulme Trade Charities Trust, have held more than 3% of, or 3% of voting rights attributable to, PLC’s ordinary shares.

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

Annual Report on Form 20-F 2017	Governance Report	37

CORPORATE GOVERNANCE CONTINUED

Principal shareholders: the Executive Directors’ investor relations programme continued in 2017 with meetings in eleven major cities in Europe, North America and Asia. In all, they met more than 100 investors during these roadshows. In addition, our Chairman met investors in Europe and North America. As part of the strategic review of options to accelerate sustainable value creation, we sought feedback from our Top 50 shareholders and other investors. The feedback was shared with, and discussed by, the Boards.

Quarterly announcements: briefings on quarterly results are given via teleconference and are accessible by telephone or via our website.

Annual investor seminar: this annual event was held at our Englewood Cliffs offices in the US in November. It focused on our Connected 4 Growth programme. The event was attended by the Chairman, CEO, CFO and other senior management. The slides shown and an audio recording of the presentations were made available and can be accessed on our website. This allows those investors not attending in person to access the information provided at the event.

Investor conferences: the Executive Directors and members of the Investor Relations team also meet a large number of investors at the industry conferences they attend. In 2017 the conferences that were attended by Unilever representatives included broker sponsored conferences in London, Paris, Stockholm, Boston, New York, Toronto and Singapore.

Feedback from shareholders: we maintain a frequent dialogue with our principal shareholders and regularly collect feedback. We use this feedback to help shape our investor programme and future shareholder communications. Private shareholders are encouraged to give feedback via shareholder.services@unilever.com. The Chairman, Executive Directors and Chairs of the Committees are also generally available to answer questions from the shareholders at the AGMs each year.

Board awareness: the Boards are briefed on investor reactions to the Unilever Group’s quarterly results announcements and are briefed on any issues raised by shareholders that are relevant to their responsibilities.

www.unilever.com/investor-relations/

GENERAL MEETINGS

Both NV and PLC hold an AGM each year. At the AGMs the Chairman gives his thoughts on governance aspects of the preceding year and the CEO gives a detailed review of the performance of the Unilever Group over the last year. Shareholders are encouraged to attend the relevant meeting and to ask questions at or in advance of the meeting. Indeed, the question and answer session forms an important part of each meeting. The external auditors are welcomed to the AGMs and are entitled to address the meetings.

Provision 4.1.8 of the Corporate Governance Code in the Netherlands (Dutch Code) and Code Provision E.2.3 of the UK Corporate Governance Code (UK Code) require all Directors to attend both the NV and PLC AGMs. As questions asked at our AGMs tend to focus on business related matters, governance and the remit of our Board Committees, the Chairman, CEO, CFO and the Chairs of our four Committees of the Board attend both our AGMs and the remaining members of the Board attend at least one AGM.

The 2017 AGMs were held in Rotterdam and London in April and the topics raised by shareholders included: Acquisition policy, progress of the Unilever Sustainable Living Plan, the Baking, Cooking and Spreads business, tax transparency, the NV cumulative preference shares, remuneration policy, Brexit, innovation and risk assessment.

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

Information on the 2018 AGMs can be found within the NV and PLC AGM Notices which will be published in March 2018.

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

www.unilever.com/investor-relations/agm-and-corporate-governance/legal-structure-and-foundation-agreements/

RIGHT TO HOLD SHARES

Unilever’s constitutional documents place no limitations on the right to hold NV and PLC shares. There are no limitations on the right to hold or exercise voting rights on the ordinary shares of NV and PLC imposed by Dutch or English law.

38	Governance Report	Annual Report on Form 20-F 2017

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

MATERIAL CONTRACTS

Under the European Takeover Directive as implemented in the Netherlands and the UK, the UK Companies Act 2006 and rules of the US Securities and Exchange Commission, Unilever is required to provide information on contracts and other arrangements essential or material to the business of the Unilever Group. Other than the Foundation Agreements referred to on page 34, we believe we do not have any such contracts or arrangements.

THE NETHERLANDS

During 2017, the new Dutch Code came into effect in the Netherlands. The Dutch Code is available on the Monitoring Committee Corporate Governance Code’s website. NV complies with almost all the principles and best practice provisions of the Dutch Code, with the exception of Dutch Code Provision 4.1.8 as noted in the paragraphs on General Meetings within the Our Shareholders section above and the best practice provisions set out below.

Best Practice Provision 3.2.3

The Dutch Code provides that in case of dismissal, the remuneration of an Executive Director should not exceed one year’s salary.

It is our policy to set the level of severance payments for Executive Directors at no more than one year’s salary, unless the Boards, on the recommendation of the Compensation Committee, find this manifestly unreasonable given circumstances or unless otherwise dictated by applicable law.

Best Practice Provision 4.3.4

The Dutch Code provides that the voting rights attached to financing preference shares should be based on the fair value of the capital contribution.

The voting rights of the 6% and 7% cumulative preference shares issued by NV between 1927 and 1964 are based on their nominal value, as prescribed by Dutch law. NV agrees with the principle in the Dutch Code that the voting rights should be based on a fair value of the capital contribution. As mentioned in the Our Shares section above, Unilever has announced the Boards’ intention to terminate the 6% and 7% cumulative preference shares upon any unification.

Corporate Governance Statements:

In addition to an explanation of non-compliance to the Dutch Code, as set out above, the Dutch Code also requires the Board to confirm, and the Board hereby confirms that:

•	this Annual Report and Accounts provides sufficient insights into any failings in the effectiveness of the internal risk management and control systems;
•	the systems mentioned above provide reasonable assurance that the financial reporting does not contain any material inaccuracies;
•	based on the current state of affairs, it is justified that the financial reporting is prepared on a going concern basis; and
•	this Annual Report and Accounts states those material risks and uncertainties that are relevant to the expectation of NV’s continuity for the period of twelve months after the preparation of this Annual Report and Accounts.

The statements in this paragraph are not statements in accordance with the requirements of Section 404 of the US Sarbanes-Oxley Act of 2002.

Furthermore, NV is required to make a statement concerning corporate governance as referred to in article 2a of the decree on the content of the management report (Besluit inhoud bestuursverslag) (the Decree).

The information required to be included in this corporate governance statement as described in articles 3, 3a and 3b of the Decree can be found on our website.

www.commissiecorporategovernance.nl

www.unilever.com/corporategovernance

THE UNITED KINGDOM

PLC, being a company that is incorporated in the UK and listed on the London Stock Exchange, is required to state how it has applied the main principles and how far it has complied with the provisions set out in the UK Code, which is available on the Financial Reporting Council’s (FRC) website. In 2017 PLC complied with all UK Code provisions with the exception of UK Code Provision E.2.3 as noted in the General Meetings section above.

Risk Management and Control: Our approach to risk management and systems of internal control is in line with the recommendations in the FRC’s revised guidance ‘Risk management, internal control and related financial and business reporting’ (the Risk Guidance). It is Unilever’s practice to review acquired companies’ governance procedures and to align them to the Unilever Group’s governance procedures as soon as is practicable.

Greenhouse Gas (GHG) Emissions: In line with the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 as amended by the Companies Act 2006 (Strategic Report and Directors’ Report) Regulations 2013 our greenhouse gas performance is set out below. We report our CO2 emissions with reference to the latest Greenhouse Gas (GHG) Protocol Corporate Accounting and Reporting Standard (GHG Protocol) to calculate emissions of carbon dioxide from the combustion of fuels (Scope 1) and from purchased electricity, heat, steam and cooling (Scope 2, market-based method). From 2017, we are extending our reporting of emissions from manufacturing facilities to also include research laboratories, marketing/sales offices and distribution centres because the additional data is now collected for reporting of our ‘carbon positive’ emissions reduction programme.

Carbon emission factors are used to convert energy used in our operations to emissions of CO2. Carbon emission factors for fuels are provided by the Intergovernmental Panel on Climate Change (IPCC).

Carbon emission factors for grid electricity calculated according to the ‘market-based method’ are supplier-specific emissions factors reflecting contractual arrangements with electricity suppliers. Where supplier-specific emissions factors are not available, carbon emissions factors reflect the country where each operation is located and are provided by the International Energy Agency (IEA). For manufacturing we have selected an intensity ratio based on production; this aligns with our long-standing reporting of manufacturing performance.

The GHG data relates to emissions during the 12-month period from 1 October 2016 to 30 September 2017. This period is different from that for which the remainder of the Directors’ Report is prepared (which is the calendar year 2017).

EMISSIONS OF CO2 FROM MANUFACTURING, 1 OCTOBER 2016 TO 30 SEPTEMBER 2017 (1 OCTOBER 2015 TO 30 SEPTEMBER 2016)
Scope 1	773,856 tonnes CO2 (840,633 tonnes CO2)

Scope 2	793,472 tonnes CO2 (864,936 tonnes CO2)
(market-based method)

Total Scope 1 & 2	1,567,328 tonnes CO2◇ (1,705,569 tonnes CO2f)

Intensity ratio	76.77 kg CO2 per tonne of production◇
(83.52 kg CO2 per tonne of productionf)
◇	PricewaterhouseCoopers (PwC) assured in 2017. For details and 2017 basis of preparation see www.unilever.com/ara2017/downloads.
f	PwC assured in 2016. For details and 2016 basis of preparation see www.unilever.com/sustainable-living/our-approach-to-reporting/reports-and-publications-archive.

Annual Report on Form 20-F 2017	Governance Report	39

CORPORATE GOVERNANCE CONTINUED

EMISSIONS OF CO2 FROM DISTRIBUTION CENTRES, RESEARCH LABORATORIES, MARKETING AND SALES OFFICES, 1 OCTOBER 2016 TO 30 SEPTEMBER 2017
Scope 1	20,039 tonnes CO2

Scope 2	102,292 tonnes CO2
(market-based method)

Total Scope 1 & 2	122,331 tonnes CO2

Emissions from the combustion of biogenic fuels (biomass, fuel crops etc) within our operations are reported separately to other Scope 1 and 2 emissions, as recommended by the GHG Protocol, and excluded from our intensity ratio calculation. The data also excludes Scope 3 emissions (including consumer use of our products) which we report as part of our Unilever Sustainable Living Plan.

Employee Involvement and Communication: Unilever’s UK companies maintain formal processes to inform, consult and involve employees and their representatives. A National Consultative Forum comprising employees and management representatives from key locations meets regularly to provide a forum for discussing issues relating to Unilever sites in the United Kingdom. We recognise collective bargaining on a number of sites and engage with employees via the Sourcing Unit Forum, which includes national officer representation from the three recognised trade unions. A European Works Council, embracing employee and management representatives from countries within Europe, has been in existence for several years and provides a forum for discussing issues that extend across national boundaries.

Equal Opportunities and Diversity: Consistent with our Code of Business Principles, Unilever aims to ensure that applications for employment from everyone are given full and fair consideration and that everyone is given access to training, development and career opportunities. Every effort is made to retrain and support employees who become disabled while working within the Group.

www.frc.org.uk/

www.unilever.com/sustainable-living/values-and-values/

THE UNITED STATES

Both NV and PLC are listed on the New York Stock Exchange (NYSE). As such, both companies must comply with the requirements of US legislation, regulations enacted under US securities laws and the Listing Standards of the NYSE, that are applicable to foreign private issuers, copies of which are available on their websites.

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

Attention is drawn to the Report of the Audit Committee on pages 41 and 42. In addition, further details about our corporate governance are provided in the document entitled ‘The Governance of Unilever’ which can be found on our website.

www.nyse.com/index

www.sec.gov

All senior executives and senior financial officers have declared their understanding of and compliance with Unilever’s Code of Business Principles and the related Code Policies. No waiver from any provision of the Code of Business Principles or Code Policies was granted in 2017 to any of the persons falling within the scope of the SEC requirements. The Code of Business Principles and related Code Policies are published on our website.

Risk Management and Control: Following a review by the Disclosure Committee, Audit Committee and Boards, the CEO and the CFO concluded that the design and operation of the Unilever Group’s disclosure controls and procedures, including those defined in the United States Securities Exchange Act of 1934 – Rule 13a – 15(e), as at 31 December 2017 were effective, and that subsequently until 23 February 2018 (the date of the approval of this Annual Report and Accounts (and the Additional Information for US Listing Purposes) by the Boards there have been no significant changes in the Unilever Group’s internal controls, or in other factors that could significantly affect those controls.

Unilever is required by Section 404 of the US Sarbanes-Oxley Act of 2002 to report on the effectiveness of its internal control over financial reporting. This requirement is reported on within the section entitled ‘Management’s Report on Internal Control over Financial Reporting’ on page 168.

In February 2017, the Group received a public potential offer by The Kraft Heinz Company for $50 per share in respect of all of NV and PLC shares. Unilever rejected the proposal.

www.unilever.com/investor-relations/agm-and-corporate-governance/our-corporate-governance/

40	Governance Report	Annual Report on Form 20-F 2017

REPORT OF THE AUDIT COMMITTEE

COMMITTEE MEMBERS AND ATTENDANCE

ATTENDANCE

John Rishton

Chair	7 / 7

Nils Andersen	7 / 7

Judith Hartmann	7 / 7

Mary Ma (Member until April 2017)	4 / 4

This table shows the membership of the Committee together with their attendance at meetings during 2017. If Directors are unable to attend a meeting, they have the opportunity beforehand to discuss any agenda items with the Committee Chair. Attendance is expressed as the number of meetings attended out of the number eligible to be attended.

HIGHLIGHTS OF 2017

•  Annual Report and Accounts

•  Connected 4 Growth (C4G) programme

•  Tax regulations, provisions and disclosure

•  Information security, including Cyber, and IT resilience

•  Supply Chain flexibility and continuity of supply

•  Acquisition Review

•  US tax reform

PRIORITIES FOR 2018

• Tax • Information Security • Supply Chain flexibility and continuity of supply • Accounting for significant Mergers and Acquisitions • IFRS 16 ‘Leases’

MEMBERSHIP OF THE COMMITTEE

The Audit Committee is comprised only of independent Non-Executive Directors with a minimum requirement of three such members. It is chaired by John Rishton. The composition of the Committee changed after the AGMs in April 2017 when Mary Ma retired from the Committee. The other members are Nils Andersen and Judith Hartmann. For the purposes of the US Sarbanes-Oxley Act of 2002 John Rishton is the Audit Committee’s financial expert. The Boards have satisfied themselves that the current members of the Audit Committee are competent in financial matters and have recent and relevant experience. Other attendees at Committee meetings (or part thereof) were the Chief Financial Officer, Chief Auditor, EVP Financial Control, Risk Management, Pensions & Sustainability, Chief Legal Officer and Group Secretary and the external auditors. Throughout the year the Committee members periodically met without others present and also held separate private sessions with the Chief Financial Officer, Chief Auditor and the external auditors, allowing the Committee to discuss any issues in more detail directly.

ROLE OF THE COMMITTEE

The role and responsibilities of the Audit Committee are set out in written terms of reference which are reviewed annually by the Committee taking into account relevant legislation and recommended good practice. The terms of reference are contained within ‘The Governance of Unilever’ which is available on our website at www.unilever.com/corporategovernance. The Committee’s responsibilities include, but are not limited to, the following matters, and relevant issues are brought to the attention of the Boards:

•	oversight of the integrity of Unilever’s financial statements;
•	review of Unilever’s quarterly and annual financial statements (including clarity and completeness of disclosure) and approval of the quarterly trading statements for quarter 1 and quarter 3;
•	oversight of risk management and internal control arrangements;
•	oversight of compliance with legal and regulatory requirements;
•	oversight of the external auditors’ performance, objectivity, qualifications and independence; the approval process of non-audit services; recommendation to the Boards of the nomination of the external auditors for shareholder approval; and approval of their fees, refer to note 26 on page 137;
•	the performance of the internal audit function; and
•	approval of the Unilever Leadership Executive (ULE) expense policy and the review of Executive Director expenses.

In order to help the Committee meet its oversight responsibilities, each year management organise knowledge sessions for the Committee on subject areas within its remit. In 2017, a joint session was held with the Corporate Responsibility Committee on the Unilever Sustainable Living Plan (USLP), which included a briefing on the methodology, impact and performance of Unilever’s Sustainable Living Brands. In addition, John Rishton visited both Brazil, where Indirect Taxation was reviewed in detail, and the UK and Ireland MCO where the progress of C4G, including within the Finance Function, and controls around promotional activity were discussed.

HOW THE COMMITTEE HAS DISCHARGED ITS RESPONSIBILITIES

During the year, the Committee’s principal activities were as follows:

FINANCIAL STATEMENTS

The Committee reviewed prior to publication the quarterly financial press releases together with the associated internal quarterly reports from the Chief Financial Officer and the Disclosure Committee and, with respect to the half-year and full-year results, the external auditors’ reports. It also reviewed this Annual Report and Accounts and the Annual Report on Form 20-F 2017. These reviews incorporated the accounting policies and significant judgements and estimates underpinning the financial statements as disclosed within note 1 on pages 90 to 93. Particular attention was paid to the following significant issues in relation to the financial statements:

•	revenue recognition – estimation of discounts, incentives on sales made during the year, refer to note 2 on pages 93 to 95;
•	direct tax provisions, refer to note 6 on pages 105 to 107;
•	indirect tax provisions and contingent liabilities, refer to note 19 on page 130;
•	accounting for the acquisition of Carver Korea – measurement of assets and liabilities acquired at fair value, particularly intangible assets, refer to note 21 on pages 132 to 135; and
•	presentation of the Spreads business, refer to note 22 on page 136.

The external auditors have agreed the list of significant issues discussed by the Audit Committee.

For each of the above areas the Committee considered the key facts and judgements outlined by management. Members of management attended the section of the meeting of the Committee where their item was discussed to answer any questions or challenges posed by the Committee. The issues were also discussed with the external auditors. The Committee was satisfied that there are relevant accounting policies in place in relation to these significant issues and management have correctly applied these policies.

At the request of the Boards the Committee undertook to:

•	review the appropriateness of adopting the going concern basis of accounting in preparing the annual financial statements; and
•	assess whether the business was viable in accordance with the requirement of the UK Corporate Governance Code. The assessment included a review of the principal risks facing Unilever, their potential impact, how they were being managed, together with a discussion as to the appropriate period for the assessment. The Committee recommended to the Boards that there is a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the three-year period (consistent with the period of the strategic plan) of the assessment.

Annual Report on Form 20-F 2017	Governance Report	41

REPORT OF THE AUDIT COMMITTEE CONTINUED

At the request of the Boards the Committee also considered whether the Unilever Annual Report and Accounts 2017 was fair, balanced and understandable and whether it provided the necessary information for shareholders to assess the Group’s position and performance, business model and strategy. The Committee was satisfied that, taken as a whole, the Unilever Annual Report and Accounts 2017 is fair, balanced and understandable.

RISK MANAGEMENT AND INTERNAL CONTROL ARRANGEMENTS

The Committee reviewed Unilever’s overall approach to risk management and control, and its processes, outcomes and disclosure. It reviewed:

•	the Controller’s Quarterly Risk and Control Status Report, including Code of Business Principles cases relating to frauds and financial crimes and significant issues received through the Unilever Code Support Line;
•	the 2017 corporate risks for which the Audit Committee had oversight and the proposed 2018 corporate risks identified by the ULE;
•	management’s improvements to reporting and internal financial control arrangements, through further automation and centralisation;
•	processes related to information security, including cyber security;
•	tax planning, and related risk management;
•	treasury policies, including debt issuance and hedging; and
•	litigation and regulatory investigations.

The Committee reviewed the application of the requirements under Section 404 of the US Sarbanes-Oxley Act of 2002 with respect to internal controls over financial reporting. In addition, the Committee reviewed the annual financial plan and Unilever’s dividend policy and dividend proposals.

During 2017 the Committee continued its oversight of the independent assurance work that is performed on a number of our USLP metrics (selected on the basis of their materiality to the USLP).

In fulfilling its oversight responsibilities in relation to risk management, internal control and the financial statements, the Committee met regularly with senior members of management and is satisfied with the key judgements taken.

INTERNAL AUDIT FUNCTION

The Committee reviewed Corporate Audit’s audit plan for the year and agreed its budget and resource requirements. It reviewed interim and year-end summary reports and management’s response. The Committee engaged an independent third party to perform an effectiveness review of the function. The review concluded that the function is compliant with the IIA (Chartered Institute of Internal Auditor’s) Standards in all material aspects. The Committee also carried out an evaluation of the performance of the internal audit function and was satisfied with the effectiveness of the function. The Committee met independently with the Chief Auditor during the year and discussed the results of the audits performed during the year.

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

The Committee held independent meetings with the external auditors during the year and reviewed, agreed, discussed and challenged their audit plan, including their assessment of the financial reporting risk profile of the Group. The Committee discussed the views and conclusions of KPMG regarding management’s treatment of significant transactions and areas of judgement during the year. The Committee considered these views and comments and is satisfied with the treatment in the financial statements.

EXTERNAL AUDITORS

KPMG have been the Group’s auditors since 2014 and shareholders approved their re-appointment as the Group’s external auditors at the 2017 AGMs. On the recommendation of the Committee, the Directors will be proposing the re-appointment of KPMG at the AGMs in May 2018.

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

The Committee also reviewed the statutory audit, audit related and non-audit related services provided by KPMG and compliance with Unilever’s documented approach, which prescribes in detail the types of engagements, listed below, for which the external auditors can be used:

•	statutory audit services, including audit of subsidiaries;
•	audit related engagements – services that involve attestation, assurance or certification of factual information that may be required by external parties;
•	non-audit related services – work that our external auditors are best placed to undertake, which may include:
–	audit and assurance certificates / statements
–	bond issue comfort letters
–	internal control reviews.

Unilever has for many years maintained a policy which prescribes in detail the types of engagements for which the external auditors can be used and prohibits several types of engagements, including:

•	bookkeeping or similar services;
•	design and/or implementation of systems or processes related to financial information or risk management;
•	valuation, actuarial and legal services;
•	internal audit;
•	broker, dealer, investment adviser or investment bank services;
•	transfer pricing advisory services
•	staff secondments of any kind;
•	Payroll tax;
•	Customs duties; and
•	Tax services (except in exceptional and rare circumstances such as where they are the only firm able to provide the service).

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

EVALUATION OF THE AUDIT COMMITTEE

As part of the internal Board evaluation carried out in 2017, the Boards evaluated the performance of the Committee. The Committee also carried out an assessment of its own performance in 2017. Whilst overall the Committee members concluded that the Committee is performing effectively, the Committee agreed that to further enhance its effectiveness it needed to ensure the Committee members continued to develop their knowledge of the Group’s operations which would involve further knowledge sessions and site visits.

John Rishton

Chair of the Audit Committee

Nils Andersen

Judith Hartmann

42	Governance Report	Annual Report on Form 20-F 2017

REPORT OF THE CORPORATE

RESPONSIBILITY COMMITTEE

COMMITTEE MEMBERS AND ATTENDANCE

ATTENDANCE

Strive Masiyiwa (Member since April 2017)
Chair	2 / 2
Louise Fresco (Member until April 2017)	2 / 2
Laura Cha (Member until April 2017)	2 / 2
Youngme Moon	4 / 4
Feike Sijbesma	4 / 4

This table shows the membership of the Committee together with their attendance at meetings during 2017. If Directors are unable to attend a meeting, they have the opportunity beforehand to discuss any agenda items with the Committee Chair. Attendance is expressed as the number of meetings attended out of the number eligible to be attended.

HIGHLIGHTS OF 2017

• Compliance with Code of Business Principles • Progress on the Unilever Sustainable Living Plan (USLP) - Climate strategy - Enhancing livelihoods • Product quality and safety

PRIORITIES FOR 2018
• Competition and anti-bribery compliance • Third-party compliance • Product quality and safety • Unilever Sustainable Living Plan (USLP)

ROLE OF THE COMMITTEE

The Corporate Responsibility Committee oversees Unilever’s conduct as a responsible global business. As the Unilever Sustainable Living Plan (USLP) is at the heart of Unilever’s vision to grow its business whilst decoupling its environmental footprint from its growth and increasing its positive social impact, the Committee tracks the progress and potential risks associated with the USLP. The Committee is also charged with ensuring that Unilever’s reputation is protected and enhanced. Therefore a central element of its role is the need to identify any external developments that are likely to have an influence upon Unilever’s standing in society, and to ensure that appropriate and effective communications policies are in place to support the company’s reputation.

Committee members report their findings to the Boards, thus ensuring that the Boards can fulfil their oversight responsibilities. The Committee’s discussions are informed by the experience of the senior leaders invited to the Committee to share their views on a variety of topics and external trends. Many of these leaders are members of the Unilever Sustainable Living Plan Steering Team, the group of senior executives accountable for driving sustainable growth through Unilever’s brands and operations. These discussions ensure the Committee stays abreast of current and emerging trends and any potential risks arising from sustainability issues. In return, Committee members bring their own diverse perspectives to the table. This enables the Boards to draw on a well-rounded view of issues.

During 2017 the Committee reviewed its terms of reference and the Boards approved minor changes to the terms.

The Committee’s responsibilities are complemented by those of the Audit Committee, which is responsible for reviewing significant breaches of the Code of Business Principles as part of it remit to review risk management and for overseeing the independent assurance programme for the USLP.

The Committee’s terms of reference are set out www.unilever.com/corporategovernance and details of the USLP

Steering Team at www.unilever.com/sustainable-living/our-strategy/our-sustainability-governance/

MEMBERS OF THE COMMITTEE

The Corporate Responsibility Committee comprises three Non-Executive Directors: Strive Masiyiwa, Feike Sijbesma and Youngme Moon. Strive Masiyiwa succeeded Louise Fresco as chair of the Committee at the AGM in April 2017. Laura Cha retired from the Committee at the AGM.The Chief Marketing & Communications Officer and the Executive Vice President for Sustainable Business & Communications attend the Committee’s meetings. The Chief Business Integrity Officer also attends part of each meeting.

MEETINGS

Meetings are held quarterly and ad hoc as required – four meetings were held in 2017. The Committee Chairman is responsible for reporting the findings from meeting to the Boards.

Following the Committee’s terms of reference, Unilever’s principal risks and the priorities the Committee sets itself, the Committee’s agenda covers Unilever’s Code of Business Principles (the Code), alongside litigation, occupational and product safety, the USLP and corporate reputation as well as a range of strategic and current issues.

To help the Committee meet its oversight responsibilities, each year management organise knowledge sessions for the Committee on subject areas within its remit. In 2017 a joint session was held with the Audit Committee to brief members on progress in developing Unilever’s Sustainable Living brands. These are brands which combine a strong purpose delivering a social or environmental benefit with products contributing to at least one of the goals in the USLP.

CODE OF BUSINESS PRINCIPLES

The Code and associated Code Policies set out the standards of conduct expected of all Unilever employees in their business endeavours. Compliance with these is an essential element in ensuring Unilever’s continued business success. The Chief Executive Officer is responsible for implementing these principles, supported by the Global Code and Policy Committee which is chaired by the Chief Legal Officer and Group Secretary.

The Committee is responsible for the oversight of the Code and Code Policies, ensuring that they remain fit for purpose and are appropriately applied. It maintains close scrutiny of the mechanisms for implementing the Code and Code Policies. This is vital as compliance is essential to promote and protect Unilever’s values and standards, and hence the good reputation of the Group. At each meeting the Committee reviews an analysis of investigations into non-compliance with the Code and Code Policies and is alerted to any trends arising from these investigations.

PRINCIPLES AND STANDARDS FOR THIRD PARTIES

In 2017 the Committee placed special emphasis on third-party compliance and was briefed on how Unilever’s programmes seek to ensure business integrity.

Extending Unilever’s values to third parties remains a priority, not only to generate continued responsible growth and a positive social impact on the industry, but to counter the significant risk that non-compliance by third parties can pose, particularly in the context of increasing regulation around the world, as exemplified by the UK’s Modern Slavery Act and initiatives seeking to fight corruption and other forms of economic crime. To this end, Unilever is working to harmonise its programmes across its value chain. Central to this is ensuring that these evaluate risks and provide the right measures to address the diversity of market conditions it operates in and the range of third parties it works with. Using external indices as well as internal expertise, Unilever is able to first target relationships presenting the highest risk for assessment.

The Committee monitors compliance with Unilever’s Responsible Sourcing Policy (RSP) for suppliers and the roll-out of its Responsible Business Partner Policy (RBPP) for customers. Both policies share 12 fundamental principles. They form the basis of ongoing dialogue with suppliers and customers on the standards Unilever expects them to meet – and will work with them to achieve.

Annual Report on Form 20-F 2017	Governance Report	43

REPORT OF THE CORPORATE

RESPONSIBILITY COMMITTEE CONTINUED

SAFETY

The Committee reviews quarterly scorecards of progress on occupational safety and product safety. These are complemented by regular in-depth discussions so that Committee members may reassure themselves that Unilever’s systems and processes remain robust.

Unilever’s focus on safety supports its growth ambition: sustainable growth is only achieved if Unilever also grows responsibly – by providing safe, high quality products, and protecting employees and the people and communities in which it operates.

A priority for Unilever in 2017 was to ensure occupational safety is recognised as the personal and everyday responsibility of all those working at Unilever. A mandatory safety leadership programme supported this by building awareness of safety from the top down: designed to help managers demonstrate and embed best practice in every team, its aim is to ensure that everyone who works at Unilever gets home safely every day.

Process safety in factories is an equally important priority. Improved standards, enhanced qualifications for employees and a Safety to Win programme for partners all contributed to safer manufacturing sites in 2017. Unilever’s approach, which is based on the identification of risk, resulted in a 46% reduction in process safety incidents versus 2016. And overall, these initiatives contributed to a lower Total Recordable Frequency Rate (TRFR) with accidents decreasing from 1.01 accidents per 1 million hours worked in 2016 to 0.89 in 2017 (measured 1 October 2016 to 30 September 2017).

On product safety, the Committee was briefed on the comprehensive processes Unilever has in place to ensure its products and services are safe for their intended use. Like occupational safety, the approach is based on risk identification and mitigation which covers all aspects of the value chain from development, sourcing, manufacture and transport to consumer use and disposal of the product. Unilever’s approach is centred on the application of rigorous standards based on sound science and the principle of Safe by Design and Safe in Execution. It has a comprehensive programme in place to drive performance improvements at its own manufacturing sites, manufacturing partners and raw and material pack suppliers. The learnings from this programme are being embedded across Unilever’s functions. The outcome represents a step change in performance with marketplace incidents reduced by 46% in 2017.

UNILEVER SUSTAINABLE LIVING PLAN (USLP)

Unilever is putting sustainable living at the heart of its brands to inspire consumers, grow sales and deliver on its purpose of making sustainable living commonplace. Consumers are becoming much more aware of the positive difference brands can make to social and environmental issues, and also the difference they themselves can make through their everyday shopping choices. The Committee was briefed on Unilever’s extensive research to understand whether consumers’ views on sustainability translate to actual purchasing choices. The research* showed that sustainability is no longer a niche issue and that 54% of consumers want to buy more sustainably. More people are taking action to live more sustainably, and sustainability issues are relevant to consumers in both developed and emerging markets. Against this backdrop, Unilever’s 18 Sustainable Living Brands grew 50% faster than the rest of the business and delivered more than 60% of the company’s growth in 2016.

In 2017 the Committee scrutinised the delivery of the USLP goal to halve the GHG emissions of its products across the lifecycle by 2030 and the climate change strategy that drives action towards this goal. Committee members were briefed on the plans in place to grow the business while meeting the UN’s goal of staying below a 2 degree Celsius rise in temperature. These plans encompass Unilever’s own manufacturing, its suppliers and its objectives for brands and innovation. Taking action on climate change brings benefits such as lower operational costs and greater resilience in energy supply, as well as improving the security of supply of raw materials and avoiding disruption from extreme weather events. By proactively cutting its greenhouse gas (GHG) footprint, Unilever also reduces exposure to environmental regulation and taxes.

The Committee also reviewed Unilever’s plans for sustainable agricultural sourcing; its environmental compliance programme for factories; and progress on sustainable packaging – as in January 2017 Unilever announced it would commit to 100% recyclable plastic packaging by 2025 and called on the FMCG industry to accelerate progress towards a more circular economy.

At the end of the year, the Committee reviewed Unilever’s human rights ambitions, which are part of the Enhancing Livelihoods goal of the USLP. Unilever is working to embed human rights across its business and in tandem, is working with suppliers to ensure that the fundamental principles of its Responsible Sourcing Policy are met and that best practice is advanced. By addressing strategic human rights issues and helping the business tackle and prevent endemic abuses in global value chains, it is seeking to deliver a positive social impact alongside business growth. Unilever’s second Human Rights Report was published in December 2017, setting out its progress and challenges in this complex area (available at www.unilever.com/sustainable-living/enhancing-livelihoods/fairness-in-the-workplace).

*	Highlights of Unilever’s consumer research are published in Making Purpose Pay at www.unilever.com/sustainable-living/our-strategy/embedding-sustainability

MONITORING REPUTATION

A global business working in many countries experiences many issues that may impact the business. So it is crucial that the Committee has a sound understanding of how Unilever’s reputation is viewed by others, and of the processes in place for managing any issues that may harm its good standing in society. To this end, the Committee studied the impact the USLP has had on Unilever’s reputation, as reflected in the annual GlobeScan Sustainability Leaders Survey and elsewhere. It was also briefed on Unilever’s well-established system for identifying and responding to short and longer-term issues. Enhancements made to this system include: a sharper focus on priority issues in market; issue-handling training for teams; and a more sophisticated approach to tracking issues across social media. It also studied the most significant issues managed through this system and the lessons learned from them.

LITIGATION REVIEW

The Chief Legal Officer and Group Secretary reports to the Committee on litigation and regulatory matters which may have a reputational impact including environmental issues, bribery and corruption compliance and competition law compliance. For further information please see notes 19 and 20 to the consolidated financial statements.

EVALUATION OF THE CORPORATE RESPONSIBILITY COMMITTEE

As part of the internal Board evaluation carried out in 2017, the Boards evaluated the performance of the Committee. The Committee also carried out an assessment of its own performance in 2017. Whilst overall the Committee members concluded that the Committee is performing effectively, the Committee has agreed to further enhance its effectiveness by reviewing how the USLP has been embedded into Unilever and how it should evolve.

Strive Masiyiwa

Chair of the Corporate Responsibility Committee

Youngme Moon

Feike Sijbesma

Further details on the USLP will be set out in Unilever’s online Sustainable Living Report 2017, to be published in April 2018.

www.unilever.com/sustainable-living

44	Governance Report	Annual Report on Form 20-F 2017

REPORT OF THE NOMINATING AND

CORPORATE GOVERNANCE COMMITTEE

COMMITTEE MEMBERS, MEMBERSHIP STATUS AND ATTENDANCE

ATTENDANCE

Feike Sijbesma
Chair	5 / 5

Laura Cha	5 / 5
Marijn Dekkers	5 / 5

This table shows the membership of the Committee together with their attendance at meetings during 2017. If Directors are unable to attend a meeting, they have the opportunity beforehand to discuss any agenda items with the Committee Chair. Attendance is expressed as the number of meetings attended out of the number eligible to be attended.

HIGHLIGHTS OF 2017

• Develop pipeline of potential (Non-Executive and Executive) Director candidates • Capability Mapping • Monitoring of Corporate Governance developments

PRIORITIES FOR 2018

•  Continued focus on development of a strong pipeline of potential Non-Executive and Executive Director candidates and managing succession

•  Follow up on actions agreed from the 2017 external Board evaluation

•  Continued focus on Board Diversity

ROLE AND MEMBERSHIP OF THE COMMITTEE

The Nominating and Corporate Governance Committee is responsible for evaluating the balance of skills, experience, independence, diversity and knowledge on the Boards and for drawing up selection criteria, ongoing succession planning and appointment procedures for both internal and external appointments. It also has oversight of all matters relating to corporate governance and brings any issues in this respect to the attention of the Boards.

The Committee’s terms of reference are set out in ‘The Governance of Unilever’ which can be found on our website at www.unilever.com/corporategovernance. During the year, the Committee reviewed its own terms of reference to determine whether its responsibilities are properly described. The amended terms became effective on 1 January 2018.

The Committee is comprised of two Non-Executive Directors and the Chairman. The Group Secretary acts as secretary to the Committee. Other attendees at Committee meetings in 2017 (or part thereof) were the Chief Executive Officer and the Chief HR Officer.

In 2017 the Committee met five times. At the start of the year the Committee considered the results of the Committee’s annual self-evaluation for 2016 and its priorities for the year and used these to help create an annual plan for meetings for 2017.

APPOINTMENT AND REAPPOINTMENT OF DIRECTORS

Reappointment: All Directors (unless they are retiring) are nominated by the Boards for re-election at the AGMs each year on the recommendation of the Committee who, in deciding whether to nominate a Director, takes into consideration the outcomes of the Chairman’s discussions with each Director on individual performance, the evaluation of the Boards and its Committees and the continued good performance of individual Directors. Non-Executive Directors normally serve for a period of up to nine years. The average tenure of the Non-Executive Directors who have retired from the Boards over the past ten years has been seven years. The schedule the Committee uses for orderly succession planning of Non-Executive Directors can be found on our website at unilever.com/committees. Louise Fresco did not put herself forward for re-election at the AGMs in April 2017. She had served eight years on the Boards. The Committee proposed the reappointment of all other Directors and the Directors were appointed by shareholders by a simple majority vote at the AGMs.

The Committee also recommends to the Boards candidates for election as Chairman and Vice-Chairman and Senior Independent Director. After being reappointed as Non-Executive Directors at the 2017 AGMs, Ann Fudge remained the Vice-Chairman and Senior Independent Director and John Rishton, Ann Fudge and Feike Sijbesma respectively remained Chairs of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Strive Masiyiwa became Chair of the Corporate Responsibility Committee in April 2017.

Director Succession Planning and Appointment: In consultation with the Committee, the Boards review the adequacy of succession planning processes and the actual succession planning at Board level. In 2017 no new Non-Executive Directors were nominated by the Boards for appointment at the AGMs.

When recruiting, the Committee will take into account the profile of Unilever’s Boards of Directors set out in ‘The Governance of Unilever’ which is in line with the recommendations of applicable governance regulations and best practice. Pursuant to the profile the Boards should comprise a majority of Non-Executive Directors who are independent of Unilever, free from any conflicts of interest and able to allocate sufficient time to carry out their responsibilities effectively. With respect to composition and capabilities, the Boards should be in keeping with the size of Unilever, its strategy, portfolio, consumer base, culture, geographical spread and its status as a listed company and have sufficient understanding of the markets and business where Unilever is active in order to understand the key trends and developments relevant for Unilever. The objective pursued by the Boards is to have a variety of nationality, race, gender, ethnicity and relevant skills and expertise. It is important that the Boards have sufficient global experience and outlook, and financial literacy. As discussed later in this Report, Unilever currently has diverse Boards in terms of gender and nationality and, as can be seen from the subset of the mapping that this Committee has done of the current Non-Executive Directors’ skills and capabilities on page 3, composition and capabilities in line with our Board profile described above.

Unilever Leadership Executive (ULE) Succession Planning and Appointment: In consultation with the Committee, the Boards review the adequacy of succession planning processes and the actual succession planning at ULE level. In 2017 the Boards were consulted by the Chief Executive Officer upon the selection criteria and appointment procedures for senior management changes, including the changes to the ULE that took effect at the start of 2018.

Annual Report on Form 20-F 2017	Governance Report	45

REPORT OF THE NOMINATING AND

CORPORATE GOVERNANCE COMMITTEE CONTINUED

DIVERSITY POLICY

Unilever has long understood the importance of diversity within our workforce because of the wide range of consumers we connect with globally. This goes right through our organisation, starting with the Boards. Unilever’s Board Diversity Policy, which is reviewed by the Committee each year, is reflected on our website at www.unilever.com/boardsofunilever. The Boards feel that, whilst gender and ethnicity are an important part of diversity, Unilever Directors will continue to be selected on the basis of their wide-ranging experience, backgrounds, skills, knowledge and insight.

In 2017 the Committee also reviewed and considered relevant recommendations on diversity and remains pleased that over a third of our Non-Executive Directors are women and that there are eight nationalities represented on the Boards.

CORPORATE GOVERNANCE DEVELOPMENTS

The Committee reviews relevant proposed legislation and changes to relevant corporate governance codes at least twice a year. It carefully considers whether and how the proposed laws/rules would impact upon Unilever and whether Unilever should participate in consultations on the proposed changes. For example, during 2017, developments and learnings from the first year of the Market Abuse Regulation were discussed by the Committee and the new Dutch Corporate Governance Code and Boardroom diversity were considered by the Committee.

EVALUATION

As part of the Board evaluation carried out in 2017, the Boards evaluated the performance of the Committee. The Committee also carried out an assessment of its own composition and performance in 2017. The Committee members concluded that the Committee is performing effectively.

Feike Sijbesma

Chair of the Nominating and Corporate

Governance Committee

Laura Cha

Marijn Dekkers

46	Governance Report	Annual Report on Form 20-F 2017

DIRECTORS’ REMUNERATION REPORT

COMMITTEE MEMBERS AND ATTENDANCE

ATTENDANCE

Ann Fudge
Chair	6 / 6
Vittorio Colao	6 / 6
Marijn Dekkers	6 / 6
Mary Ma (Member since April 2017)	3 / 3
Strive Masiyiwa (Member until April 2017)	3 / 3

This table shows the membership of the Committee together with their attendance at meetings during 2017. If Directors are unable to attend a meeting, they have the opportunity beforehand to discuss any agenda items with the Committee Chair. Attendance is expressed as the number of meetings attended out of the number eligible to be attended.

LETTER FROM THE CHAIR

DEAR SHAREHOLDERS,

I am pleased to present Unilever’s 2017 Directors’ Remuneration Report. Outlined below is our performance and the decisions we have made on remuneration.

BUSINESS PERFORMANCE AND REMUNERATION OUTCOMES FOR 2017

ANNUAL BONUS: GOOD ALL-ROUND PERFORMANCE WITH ACCELERATED VALUE CREATION

Unilever has delivered a strong set of results in 2017 with competitive growth and substantially increased margin, earnings and cash-flow once more. Unilever is on track towards its 2020 goals of growing both top line ahead of markets and solid margin expansion. This reflects the strong focus on the core portfolio and profitability, accelerated portfolio transition with acquisitions and disposals, and a streamlined, more focused organization. These results demonstrate the proven multi-stakeholder model of long-term compounding growth and sustainable value creation. The Compensation Committee aligned earnings per share and operating margin measures within the annual bonus and long-term incentive plans with the change in reporting of performance measures as announced in July 2017. These measures are therefore assessed on an underlying basis (ie Underlying Earnings per Share (UEPS) and Underlying Operating Margin (UOM) within the relevant periods for 2015, 2016, and 2017 GSIP and MCIP awards); for further details, please see page 67 below. The Committee believes that on an underlying basis the stretch within the respective Earnings per Share and Operating Margin measures is as demanding or more than originally set.

Despite market conditions remaining challenging in 2017, underlying sales grew 3.1% (3.5% excluding Spreads)1, with growth in all our categories (except for Spreads, which we are in the process of divesting). Underlying operating margin improvement of +110 basis points reflects strong savings delivery, despite a volatile commodities market and significant currency headwinds. For the annual bonus calculations, free cash flow (FCF) is calculated on a constant basis at €6.1 billion (equivalent to the €6.0 billion at current rates). For incentive outcomes FCF is adjusted to exclude the one-off pension funding contribution of €0.6 billion. Nonetheless, even if this pension contribution had been included, the incentive outcome would have been the same, with performance above the top of the range. The cash outcome was fueled by the significant underlying operating margin improvement, drive for efficiency in capital expenditure and disciplined control of working capital.

[1]	These amounts do not include any Q4 price growth in Venezuela; for further details see pages 23 and 24.

HIGHLIGHTS OF 2017

•  Review and adaptation of Unilever’s new Reward Framework for our Executive Directors, with an emphasis on alignment with strategy and long-term value creation, personal investment in Unilever shares, and simplified variable pay with safeguards to prevent high levels of pay not justified by performance.

•  Constructive engagement with shareholders and shareholder representative bodies during the year in advance of the implementation of this new Reward Framework for our Executive Directors.

•  Ongoing review of our ‘Fair Compensation Framework’, with a particular emphasis on gender pay gap analysis and related reporting requirements, to ensure that Unilever pays all our people fairly and with responsibility, respect and integrity.

This resulted in a calculated pay-out for the 2017 bonus of 122%, which was endorsed by the Compensation Committee as representing a balanced assessment of the underlying performance of the business. Following application of personal performance multipliers and application of the maximum bonus limits under the Remuneration Policy, an annual bonus of 200% of salary was awarded for the CEO and an annual bonus of 150% of salary for the CFO.

GLOBAL SHARE INCENTIVE PLAN (GSIP) AND MANAGEMENT CO-INVESTMENT PLAN (MCIP): SUSTAINED PERFORMANCE DELIVERY

Over the past three years, Unilever has delivered consistent financial performance. During this period, underlying sales growth was 3.6% per annum, and margin improvement was an average of +63 basis points per year; Unilever also generated strong operating cash flow, with cumulative operating cash flow of €19.1 billion. Unilever finished 4th in the peer group for total shareholder return (TSR) over this three-year period. On the basis of this performance, the Committee determined that the GSIP and MCIP awards to the end of 2017 will vest at 148% of initial target award levels (ie 74% of maximum for GSIP, and 99% of maximum for MCIP (which is capped at 150% for the Executive Directors)).

NEW REWARD FRAMEWORK

As you know, last year the Compensation Committee undertook a comprehensive review of our Reward Framework across Unilever, consulting extensively with our shareholders. As described in the 2016 Directors’ Remuneration Report, the review resulted in a new Reward Framework, which was introduced this year below Board level to support Unilever’s long-term business strategy. With strong shareholder approval, some features of the new Reward Framework were implemented for Executive Directors in 2017, with full implementation deferred to 2018. This phased approach has enabled us to assess the new Reward Framework in practice and further consider the feedback from investors during last year’s consultation.

The implementation of the new Reward Framework for the ‘Top 500’ executives below Board level has been completed successfully. In 2018 we will extend the Framework to encompass Unilever’s top 3,000 managers. In the following paragraphs, we set out proposals to align the pay of our Executive Directors fully with the new Reward Framework in 2018.

GUIDING PRINCIPLES

Under the new Reward Framework, the Management Co-Investment Plan (MCIP) becomes the only long-term incentive. That means executives must continuously invest their annual bonus in Unilever shares through MCIP to maintain current levels of pay. This further strengthens long term executive commitment and continues to drive our executives to apply an owner’s mindset in everything they do.

Annual Report on Form 20-F 2017	Governance Report	47

DIRECTORS’ REMUNERATION REPORT CONTINUED

In applying this approach to Executive Directors, their pay is:

•	Simple – the compensation package comprises just three elements of fixed pay, annual bonus, and long-term incentive
•	Focused – distinct measures drive short- and long-term incentives
•	Longer-term – an extended performance horizon of five years
•	Driven by share ownership – executives have to invest in Unilever shares to receive any long-term incentive, and must maintain a significant personal shareholding, including after leaving Unilever
•	Restrained – to continue to receive the same amount of total pay as previously, Executive Directors must invest more in Unilever shares, and an additional test ensures that pay can only materially exceed the current maximum if truly justified by performance.

The Committee has aimed to maintain comparable levels of pay for the same performance while simplifying reward, extending the performance horizon and requiring even higher levels of personal investment in Unilever shares. The section ‘Implications of the new Reward Framework’ on pages 49 and 50 demonstrate how this has been achieved.

SUMMARY OF ELEMENTS

Element	Features
Fixed pay	Single consolidated fixed pay element, paid in cash
Annual bonus	Target 150% of Fixed Pay for CEO and 120% for CFO with multiplier of up to 1.5x at maximum based only on business performance (not personal performance)
MCIP

CEO and CFO can invest up to 67% of their gross annual bonus into Unilever shares which are matched based on performance over four years, with no match shares at threshold, 1.5x matching shares at Target performance and 3x match at Maximum

Cap

Any combined annual bonus and MCIP pay-out above 75% of the maximum is subject to a further test, which requires the Committee to review the quality and sustainability of performance, and allows them to reduce the award if appropriate. This means that total pay-for the CEO can only reach or exceed the previous maximum level for truly exceptional and sustainable performance.

Shareholding	5x fixed pay for the CEO and 4x for the CFO to be built up within five years of appointment. 100% of the requirement continues for a year after leaving, and 50% for two years.

A more detailed description of the elements of the new Reward Framework and a comparison with the current package is provided on page 51.

CONVERSION TO DELIVERING PAY IN EUROS

Last year we explained to investors that we intend to convert the pay of Executive Directors to euros.

From 2018 Executive Directors’ pay will be denominated in euros (using the average exchange rate as per our 2016 Annual Report and Accounts: euro 1 = GBP 0.8152). This aligns the Executive Directors to the rest of the senior leadership ‘Top 100’ team whose pay is already denominated in euros. The illustrative values of the proposed Reward Framework are shown below in sterling for ease of comparison with the current arrangements.

DISCRETION

To ensure that the outcome of formulaic incentive plans fairly reflects the underlying performance of the business, the Committee already has the discretion to adjust the formulaic outcome of the annual bonus by up to plus or minus 25% to reflect its assessment of the underlying performance of the business. We now introduce the same for the new MCIP by up to plus or minus 10%. Any such adjustment would be explained in full in the Directors’ Remuneration Report (DRR) and cannot result in an outcome greater than the plan maximum.

Summary of the Committee’s track record of discretion for annual bonus over the last five years
Year	Formula Outcome	Actual Decision	Adjustment based on Quality of Results
2012	183	140	Reduction of 43 points
2013	103	95	Reduction of 8 points
2014	68	80	Increase of 12 points
2015	118	110	Reduction of 8 points
2016	121	110	Reduction of 11 points

In addition, any combined pay-out from annual bonus and MCIP above 75% of the maximum opportunity will be subject to a further sustainability test by the Committee, described on page 50.

TRANSITION TO THE NEW REWARD FRAMEWORK

Subject to shareholder approval of our new Remuneration Policy at the 2018 AGMs, we will transition to the new Reward Framework for Executive Directors through the following steps:

•	final GSIP grant in February 2018 to maintain total value of remuneration during transition, after which GSIP awards will be discontinued;
•	moving to the revised level of Fixed Pay with effect from May 2018, following the 2018 AGMs;
•	investment of up to 67% of 2017 annual bonus (based on the previous lower bonus opportunity) in the four-year MCIP in May 2018 following the AGMs, and vesting in February 2022 on the new 1 for 1.5 matching basis at target; and
•	2018 annual bonus awarded under the new Remuneration Policy and invested into the MCIP in 2019, vesting in 2023, subject to an additional one-year retention period before vested shares can be sold.

These proposals, and their implications in terms of pay outcomes for Executive Directors, are set out in more detail on pages 49 to 52 below, and in the Annual Remuneration Report on pages 63 and 64.

FRAMEWORK FOR FAIR COMPENSATION

The Committee is aware of and takes into consideration reward conditions elsewhere in the Group. We are also aware of the developing regulatory environment on executive pay in the UK, Europe and the US, and will continue to monitor this over the coming year so that we can respond to new requirements and best practice. We have already taken a leading position in this area, with Board oversight of wider pay and conditions being reflected through the ULSP. We are proud of the Framework for Fair Compensation introduced by Unilever in December 2015 as part of ULSP:

www.unilever.com/sustainable-living/the-sustainable-living-plan/enhancing-livelihoods/fairness-in-the-workplace/fair-compensation/

Through this framework, Unilever has announced the target to achieve living wage compliance for all our employees globally by 2020. In line with the new Dutch Corporate Governance Code we are disclosing pay ratios for both our Executive Directors relative to the UK and Dutch management populations.

Following extensive discussions with key shareholders and shareholder representative bodies, the Committee recommends these proposed changes for your approval at the 2018 AGMs.

Ann Fudge

Chair of the Compensation Committee

48	Governance Report	Annual Report on Form 20-F 2017

IMPLICATIONS OF THE NEW REWARD FRAMEWORK

The Committee has aimed to maintain comparable levels of pay for the same performance while simplifying reward, extending the performance horizon and requiring even higher levels of personal investment in Unilever shares. Unilever’s Executive Directors will:

1.	earn annual bonus in line with Unilever’s short-term performance;

2.	invest up to 67% of their gross annual bonus in Unilever shares, which they need to hold for at least four years;

3.	earn MCIP Match shares in line with Unilever’s long-term performance over the four years following the annual bonus year;

4.	hold vested MCIP Match shares (after tax) for a further one-year retention period to ensure a five-year duration from grant; and

5.	maintain a substantial personal shareholding throughout, and for two years beyond, their employment.

This sequence creates an incentive plan with performance measured over five years with distinct short- and long-term targets.

PROPOSED TARGET TOTAL PAY IS CLOSELY ALIGNED TO CURRENT LEVELS BUT ONLY IF THERE IS FAR HIGHER INVESTMENT IN SHARES THROUGH MCIP

Our Executive Directors will need to invest significantly more in Unilever shares through MCIP to keep their total target pay at current levels. Personal investments in the table below are calculated at 60% of gross annual bonus (the current maximum) and are made after tax has been paid, and so likely represent amounts that exceed their after-tax annual bonus. At this far higher level of personal investment, proposed total target pay is 4% higher for the CEO and 2% higher for the CFO. Effectively, to maintain total target pay at current levels, Executive Directors must invest their entire annual bonus in shares held for four years.

	£ Current	£ Proposed	% change
CEO
Personal Investment into MCIP	727,200	1,301,381	79%
Total Target Pay at 60% of gross annual bonus invested in Unilever shares through MCIP	5,336,323	5,567,020	4%
CFO
Personal Investment into MCIP	393,750	647,325	64%
Total Target Pay at 60% of bonus invested in through MCIP	2,890,625	2,948,925	2%

Modelling based on historic outcomes for annual bonus and MCIP likewise showed almost identical levels of pay-out on average.

We propose to increase the maximum that Executive Directors can invest in Unilever shares through MCIP from 60% to 67% (two-thirds) of gross annual bonus. This effectively encourages Executive Directors to nearly double their (after-tax) personal investment in Unilever shares. If they invest at the new maximum and achieve demanding short- and long-term performance targets, their total target pay increases; by 8% for the CEO and by 6% for the CFO.

FIXED PAY IS SIMPLIFIED

Fixed Pay under the new Reward Framework consolidates salary, fixed allowance and supplemental pension into one element and incorporates a 5% increase for both CEO (who last received a salary adjustment in 2013) and CFO (who received a 5% salary adjustment in 2017). The proposed fixed pay increase for the CEO is below the average cumulative increase for the workforce over the five years since his salary was last increased. The CFO was promoted into his current role (18 months) ago on a salary below market median, and the proposed increase reflects a progressive move towards market competitive levels as he becomes established in role.

	£ Current	£ Proposed	% change
CEO
Salary	1,010,000	1,445,979
Fixed Allowance	250,000
Supplemental Pension	117,123
Total Fixed Pay	1,377,123	1,445,979	5%
CFO
Salary	656,250	899,063
Fixed Allowance	200,000
Supplemental Pension
Total Fixed Pay	856,250	899,063	5%

VARIABLE PAY IS SIMPLIFIED

We simplify Variable Pay by discontinuing GSIP, the performance share plan. Annual bonus and MCIP are rebalanced to keep target Variable Pay closely aligned to current levels. MCIP converts annual bonus into a long-term shareholding as Executive Directors are eligible for the MCIP match (shown below) only to the extent they invest their annual bonus in Unilever shares, which must be held for the four-year duration of the MCIP cycle.

	£ Current	£ Proposed	% change
CEO
Target annual bonus	1,212,000	2,168,969
Target MCIP Match*	727,200	1,952,072
Target GSIP	2,020,000
Total Variable Pay	3,959,200	4,121,041	4%
CFO
Target annual bonus	656,250	1,078,875
Target MCIP Match*	393,750	970,988
Target GSIP	984,375
Total Variable Pay	2,034,375	2,049,863	1%

*	Target MCIP Match in the table above is based on investing 60% of annual bonus in Unilever shares through MCIP

As detailed in the ‘At a Glance’ summary, target annual bonus becomes 150% of Fixed Pay for the CEO and 120% for CFO. Under the new Reward Framework, annual bonus will be based entirely on Unilever’s business results for Executive Directors; the current personal performance multiplier within the annual bonus calculation will be discontinued. At target, MCIP will match 1.5 shares for every 1 share purchased by an Executive Director investing annual bonus (after tax) in Unilever shares (the current target match is 1 share). Because personal investments in MCIP are made from after-tax income, the target MCIP Match shown above may require an individual to actually invest more than the after-tax value of annual bonus in MCIP shares (which must be held for at least five years from the date of grant before they can be sold).

Annual Report on Form 20-F 2017	Governance Report	49

DIRECTORS’ REMUNERATION REPORT CONTINUED

INCREASED UPSIDE FOR MORE INVESTMENT IN UNILEVER SHARES AND HIGHER PERFORMANCE

The combination of annual bonus and MCIP creates a five-year incentive plan with distinct short- and long-term performance targets.

To earn maximum pay under the new Reward Framework, Executive Directors must deliver truly outstanding performance over the full five years. Firstly, they need to deliver maximum business performance for annual bonus (150% of target). Then, they must invest in Unilever shares at the maximum (67% of gross maximum annual bonus). Finally, they must deliver maximum business performance for the following four-year duration of the MCIP (200% of target). If they achieve this, their maximum reward under the new Reward Framework is correspondingly higher than before, when performance was measured over shorter periods (three years for GSIP and four years for annual bonus followed by old MCIP).

	£ Current	£ Proposed	% change
CEO
Personal Investment into MCIP	1,212,000	2,168,969	79%
Fixed Pay	1,377,123	1,445,979
Max annual bonus	2,020,000	3,253,453
Max MCIP	1,818,000	6,506,906
Max GSIP	4,040,000	0
Maximum Total Variable Pay Opportunity	9,255,123	11,206,338	21%
CFO
Personal investment into MCIP	590,625	1,078,875	83%
Fixed Pay	856,250	899,063
Max annual bonus	984,375	1,618,313
Max MCIP	885,938	3,236,625
Max GSIP	1,968,750	0
Maximum Total Variable Pay Opportunity	4,695,313	5,754,001	23%

The Committee is of the view that this increased maximum opportunity is fully justified by higher risk and more stretching performance requirements:

•	MCIP performance is now measured over four years rather than three years and so is more challenging to sustain;
•	maximum pay requires maximum performance over five consecutive years, comprising a bonus year and subsequent four-year MCIP period, as opposed to four years currently;
•	Executive Directors are required to hold their vested MCIP shares for one additional year (ie five years from grant) before they may be sold;
•	Executive Directors must invest nearly double the amount of funds into Unilever shares, and will likely have lower take-home pay as a result, as investment is out of after-tax income; and
•	based on historic performance outcomes for annual bonus and MCIP, the new Reward Framework would have delivered less than the current maximum pay level, and so any future reward over the current maximum will be for performance higher than in the past.

The increased opportunity therefore represents higher pay only for higher performance and risk.

RESTRAINT ON MAXIMUM PAY

The Committee fully intends to continue its rigorous approach to target setting and if Executive Directors were able to deliver actual performance at the top of the range over five years, we believe investors would see the proposed maximum pay level as being fully justified. The Committee also notes that this higher maximum pay opportunity is in line with Unilever’s remuneration benchmarking peer group, although this was not a driver for setting the award level.

To prevent high levels of pay that are not justified by performance, the Committee has put a further safeguard in place. If the result of combined annual bonus and MCIP performance multipliers exceeds 75% of the maximum total pay opportunity, the Committee will apply an additional discretionary test. To award incentive payouts above 75% of the maximum (excluding the effect of share price change and dividends on share awards), the Committee must review rigorously the quality and sustainability of underlying performance and may then apply its discretion to reduce or cap the MCIP performance multiplier applicable to the two Executive Directors. Any such review of performance above 75% of maximum will be reported in the Directors’ Remuneration Report.

75% of maximum incentive opportunity for the CEO under the new Reward Framework equates to total pay of £8.8m (excluding benefits as provided under the Remuneration Policy – see page 53) which is 95% of the previous maximum pay level. Therefore, as a result of this safeguard, the CEO’s remuneration can only reach or exceed the previous maximum if the Committee can justify this on the basis of the long-term quality and sustainability of performance.

50	Governance Report	Annual Report on Form 20-F 2017

AT A GLANCE: HOW THE REMUNERATION POLICY WILL APPLY TO EXECUTIVE DIRECTORS IN 2018

The table below sets out a summary of the new Reward Framework that will apply during the 2018 financial year subject to shareholder approval at our 2018 AGMs. Further details are set out in the Directors’ Remuneration Policy on pages 53 to 62.

Current Reward Framework			Proposed Reward Framework
	CEO	CFO		CEO	CFO
Salary (GBP)	£1,010,000	£656,250

Fixed allowance (GBP)	£250,000	£200,00

Supplemental pension (GBP)	£117,123
Salary (converted to euros)	€1,238,960	€805,017	Fixed Pay (euros)	€1,773,772	€1,102,874

Fixed allowance (euros)	€306,673	€245,339	Consolidates salary, fixed allowance and supplemental pension

Supplemental pension (euros)	€ 143,674		into one element and incorporates a 5% increase
Annual bonus			Annual bonus

% of salary at Target	120%	100%	% of Fixed Pay at Target	150%	120%

% of salary at Maximum	200%	150%	% of Fixed Pay at Maximum	225%	180%
MCIP			MCIP

Personal investment in Unilever Shares through MCIP is matched based on Unilever’s performance against long-term targets
Max investment % of annual bonus	60%	60%	Max investment % of annual bonus	67% (2/3rd)	67% (2/3rd)

1 Match Share for each Investment Share vesting in the range			1.5 Match Share for each Investment Share vesting in the range

% of salary at Target	72%	60%	% of Fixed Pay at Target	150%	120%

% of salary at Maximum	180%	135%	% of Fixed Pay at Maximum	450%	360%
GSIP

% of salary at Target	200%	150%	GSIP discontinued after 2018

% of salary at Maximum	400%	300%
Target pay: 60% annual bonus invested	£5,336,323	£2,890,625

Personal investment (60% annual bonus)	£727,200	£393,750
Target pay: 60% annual bonus inv. (euros)	€6,546,029	€3,545,909	Target pay: 60% annual bonus inv. (euros)	€6,829,023	€3,617,425

			Increase	4%	2%

Personal investment into MCIP (60% annual bonus)	€892,051	€483,010	Personal investment into MCIP (60% annual bonus)	€1,596,395	€794,069

			Increase	79%	64%
			Target pay: 67% (2/3rd) annual bonus invested	€7,095,089	€3,749,770

			Increase	8%	6%

			Personal investment into MCIP (67% (2/3rd) annual bonus)	€1,773,772	€882,299

			Increase	99%	83%
Maximum pay (GBP)	£9,255,123	£4,695,313
Maximum pay (euros)	€11,353,193	€5,579,706	Maximum pay (euros)	€13,746,735	€7,058,391

			Increase	21%	23%

Personal investment at maximum pay	€1,486,752	€724,515	Personal investment at maximum pay	€2,660,658	€1,323,448

			Increase	79%	83%

Notes:

MCIP investment: to maintain focus on long-term performance through MCIP, if the annual bonus outcome is below 50% of target, participants can invest up to 50% of Fixed Pay into Unilever shares. To avoid doubt, headline percentage figures in the table above have been rounded up where relevant, so the exact figures shown in relation to MCIP investment under the proposed reward framework reflect an individual’s investment of two-thirds of annual bonus rather than exactly 67% (see further on page 55).

Discretion: the Committee will have the discretion to adjust the formulaic outcome of the new MCIP, by up to plus or minus 10%, to reflect its assessment of the underlying long-term performance of the business. Any such adjustment would be explained in full in the DRR (please note that the Committee also retains the discretion to adjust the formulaic outcome of the annual bonus, by up to plus or minus 25%).

Currency: from 2018, Executive Directors’ pay will be denominated in euros (using the ARA 2016 average exchange rate of euro 1 = GBP 0.8152), as this aligns them to the rest of the senior leadership team (‘Top 100’) whose pay is already denominated in euros. The illustrative values of the proposed Reward Framework are also shown in sterling above for ease of comparison with the current arrangements.

Four-year version of MCIP: first introduced for 2017-2020 performance cycle (previously three years).

Consultation: in accordance with the new Dutch Corporate Governance Code, the Executive Directors have had the opportunity to consider and reflect on their own pay proposals.

Maximum pay: this maximum level of pay will only be delivered following a review by the Committee of the long-term quality and sustainability of performance.

Annual Report on Form 20-F 2017	Governance Report	51

DIRECTORS’ REMUNERATION REPORT CONTINUED

INCENTIVE PERFORMANCE MEASURES

Performance measures for Executive Directors that will apply to MCIP and GSIP granted in 2018 and the 2018 annual bonus are as follows:

ANNUAL BONUS –
performance measures	Weight
Underlying Sales Growth	33%
(USG)
Underlying Operating Margin	33%
Improvement (UOM)
Free Cash Flow	33%
(FCF)

MCIP –
performance measures	Weight
Underlying Sales Growth	25%
(USG)
Underlying Earnings Per Share	25%
(UEPS) growth
Return on Invested Capital	25%
(ROIC)
Sustainability Progress Index	25%
(USLP)

GSIP –
performance measures	Weight
Underlying Sales Growth	25%
(USG)
Underlying Operating Margin	25%
Improvement (UOM)
Cumulative Operating Cash Flow	25%
(COCF)
Total Shareholder Return	25%
(TSR)

Further details in relation to performance target ranges for the MCIP and GSIP granted in 2018 are set out in the Annual Remuneration Report on pages 63 and 64 below. Performance target ranges for the annual bonus are considered to be commercially sensitive and will be disclosed in full in the 2018 Directors’ Remuneration Report.

52	Governance Report	Annual Report on Form 20-F 2017

DIRECTORS’ REMUNERATION POLICY

POLICY REPORT

POLICY TABLE

The following sets out our new Directors’ Remuneration Policy (the Remuneration Policy). It fundamentally continues our existing policy principles, updated as necessary to reflect the full extension of these to our Executive Directors as set out above. This new Remuneration Policy will be presented for approval by shareholders at the 2018 AGMs and, if approved, will apply to payments made after that date and will replace the existing remuneration policy in its entirety. It is intended that the new Remuneration Policy will apply for three years, although the Compensation Committee may seek approval for a new policy at an earlier point if it is considered appropriate. The supporting information section provides the rationale for any changes from the existing remuneration policy where appropriate.

FIXED PAY

PURPOSE AND LINK TO STRATEGY

Supports the recruitment and retention of Executive Directors of the calibre required to implement our strategy. Reflects the individual’s skills, experience, performance and role within the Group. Provides a simple competitive alternative to the separate provision of salary, itemised benefits and pension.

OPERATION

Set by the Boards on the recommendation of the Committee and generally reviewed once a year, with any changes usually effective from 1 January (although changes may be made at any other time if the Committee considers that is appropriate).

Fixed pay is paid in cash and is generally paid monthly.

Fixed pay is set at an appropriate level to attract and retain Executive Directors of the required calibre, taking into account:

•  our policy generally to pay at around the median of an appropriate peer group of other global companies of a similar financial size and complexity to Unilever;*

•  the individual’s skills, experience and performance; and

•  pay and conditions across the wider organisation.

PERFORMANCE MEASURES

n/a.

OPPORTUNITY

Any increases will normally be in line with the range of increases awarded to other employees within the Group.

Increases may be above this level or applied more frequently in certain circumstances, such as:

•  where there is, in the Committee’s opinion, a significant change in an Executive Director’s scope or role;

•  where a new Executive Director has been appointed to the Boards at a rate lower than the typical market level for such a role and becomes established in the role; and

•  where it is considered necessary to reflect significant changes in market practice.

The maximum aggregate increase for the current Executive Directors during the time in which this policy applies will be no higher than 15%. This excludes the proposed increase to fixed pay rates for the CEO and CFO for 2018.

SUPPORTING INFORMATION

Base salary, fixed allowances and (for the current CEO) the supplemental pension accrual have been consolidated into fixed pay to substantially simplify the package. We have introduced a formal maximum increase into the Remuneration Policy as well as the general guidance on increases set out above.

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

OPERATION

Benefits include provision of death, disability and medical insurance cover, directors’ liability insurance and actual tax return preparation costs. Other benefits may be provided in the future where it is considered necessary by the Committee and/or required by legislation.

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

PERFORMANCE MEASURES

n/a.

SUPPORTING INFORMATION

There are no changes relative to the previous remuneration policy, other than the consolidation of the supplemental pension accrual for the current CEO into fixed pay. The CEO received this accrual to compensate him for the arrangement forfeited on leaving his previous employer, which was conditional on remaining employed with Unilever to age 60 and subsequently retiring from active service or his death or total disability prior to retirement.

Annual Report on Form 20-F 2017	Governance Report	53

DIRECTORS’ REMUNERATION REPORT CONTINUED

ANNUAL BONUS

PURPOSE AND LINK TO STRATEGY

Incentivises year-on-year delivery of rigorous short-term financial, strategic and operational objectives selected to support our annual business strategy and the ongoing enhancement of shareholder value.

The ability to recognise performance through annual bonus enables us to manage our cost base flexibly and react to events and market circumstances.

OPERATION

Each year Executive Directors may have the opportunity to participate in the annual bonus plan. Executive Directors are set a target opportunity that is assessed against the Business Performance Multiplier of up to 150% of target opportunity at the end of the year.

Unless otherwise determined by the Committee, Executive Directors can invest up to a maximum of 67% of their gross annual bonus into Unilever shares under the MCIP (see the MCIP section on page 55).

Ultimate remedy/malus and claw-back provisions apply (see details on page 56).

OPPORTUNITY

Target annual bonus opportunities (as a percentage of fixed pay) are:

•  CEO – 150%

•  Other Executive Directors – 120%

Maximum annual bonus opportunities (as a percentage of fixed pay) are:

•  CEO – 225%

•  Other Executive Directors – 180%

Achievement of threshold performance results in a payout of 0% of the maximum opportunity, with straight-line vesting between threshold and maximum.

PERFORMANCE MEASURES

The Business Performance Multiplier is based on a range of business metrics set by the Committee on an annual basis to ensure that they are appropriately stretching for the delivery of threshold, target and maximum performance. These performance measures may include underlying sales growth (USG), underlying operating margin improvement (UOM) and free cash flow (FCF).

The Committee has discretion to adjust the formulaic outcome of the Business Performance Multiplier up or down by up to plus or minus 25%, based on results, if it believes this better reflects the underlying performance of Unilever. In any event, the overall Business Performance Multiplier will not exceed 150%. The use of any discretion will be fully disclosed in the Directors’ Remuneration Report for the year to which discretion relates.

The Committee may introduce non-financial measures in the future subject to a minimum of 70% of targets being financial in nature.

Performance is normally measured over the financial year.

SUPPORTING INFORMATION

Maximum opportunity has increased from 200% of base salary to 225% of fixed pay for the CEO, and from 150% of base salary to 180% of fixed pay for the CFO. The increase is designed to maintain target variable pay closely aligned to current levels. There will no longer be a personal performance multiplier on the annual bonus, which is driven entirely by business performance for Executive Directors.

54	Governance Report	Annual Report on Form 20-F 2017

MANAGEMENT CO-INVESTMENT PLAN (MCIP)

PURPOSE AND LINK TO STRATEGY

The MCIP encourages senior management to invest their own money into Unilever shares, aligning their interests with shareholders, and focus on the sustained delivery of high performance results over the long term.

OPERATION

The MCIP is a share matching arrangement whereby Executive Directors can invest their own money into Unilever shares (investment shares) and be awarded matching shares which vest at the end of a four-year performance period. Upon vesting, Executive Directors will have an additional one year retention period on their matching shares to ensure there is a five-year duration between the grant of the match shares and the first date on which the vested match shares can be sold.

Depending on Unilever’s performance, Executive Directors may receive up to 3 x the number the shares they have purchased provided that they keep them for the duration of the four-year period.

Executive Directors are able to choose whether they invest in PLC or NV shares or a 50/50 mix. Executive Directors receive a corresponding number of performance-related shares (matching shares). Matching shares will be awarded in the same form as the investment shares (ie in PLC or NV shares or a 50/50 mix).

Ultimate remedy/malus and claw-back provisions apply (see details on page 56).

OPPORTUNITY

Executive Directors may invest up to 67% of their gross annual bonus into Unilever shares (although in practice we anticipate that the figure of two thirds will actually be used wherever practicable).

The number of matching shares received at the end of the performance period is a multiple of the number of shares invested into the MCIP which depends on performance as follows (there is straight line vesting between each of the points below):

•  Threshold – 0 x

•  Target – 1.5 x

•  Maximum – 3 x

The maximum possible opportunity as a percentage of fixed pay is therefore:

•  CEO – 450% (225% x 67% x 3)

•  Other Executive Directors – 360% (180% x 67% x 3)

Dividend equivalents may be earned (in cash or additional shares) on the award when and to the extent that the award vests.

PERFORMANCE MEASURES

The Committee sets performance measures for each MCIP matching share award. These will be tested over the four financial years starting with the financial year following the year to which the annual bonus relates.

MCIP performance measures are currently Underlying Sales Growth, Underlying Earnings Per Share growth, Return On Invested Capital, and the Unilever Sustainability Progress Index. Each measure has a 25% weighting. The Committee retains the discretion to change these measures and/or weighting for future grants, based on strategic priorities for Unilever at that time.

The Committee will ensure that the targets set are appropriately rigorous for the delivery of threshold, target and maximum performance.

The Committee retains the discretion to adjust the formulaic outcome of long-term business performance by up to plus or minus 10% to reflect its assessment of the underlying long-term performance. As a further safeguard, the Committee will apply an additional discretionary test if the result of combined annual bonus and MCIP performance multipliers exceeds 75% of the maximum total incentive opportunity (disregarding share price movements and dividend equivalents). To award incentive payouts above 75% of the maximum, the Committee will review the quality and sustainability of underlying performance, and may then apply its discretion to reduce or cap the MCIP performance multiplier for Executive Directors to the extent it deems it appropriate. Any scale-back or cap in the MCIP performance multiple will be applied consistently to the two Executive Directors.

SUPPORTING INFORMATION

Maximum opportunity as a percentage of fixed pay has increased from 180% of basic salary to 450% of fixed pay for the CEO and from 135% of basic salary to 360% of fixed pay for the CFO to reflect that the Global Share Incentive Plan (GSIP) has been discontinued and the MCIP is the only long-term incentive plan. This significantly simplifies the overall remuneration structure and puts a strong focus on Executive Directors investing in Unilever shares.

There is now no minimum level of investment required (previously 25% of gross annual bonus). The maximum level of investment has increased from 60% to 67% of the gross annual bonus. This means that Executive Directors may have to invest a significant value of their fixed pay or personal funds in order to access the maximum possible value under the MCIP.

If Executive Directors choose not to invest in Unilever shares through the MCIP their total pay will be no more than fixed pay and annual bonus, which means their total pay will be significantly less than it is under Unilever’s existing remuneration policy. This constitutes a strong incentive for the Executive Directors to invest in the MCIP and so there is no longer a minimum investment in the MCIP.

The performance measures for the MCIP granted in 2017 have been amended to reflect some of the April 2017 initiatives to accelerate shareholder value (see pages 64 and 67).

The MCIP, which operates under the plan rules approved at the 2017 AGMs, is assessed over a four-year performance period and Executive Directors have to hold any vested MCIP match shares one additional year before those shares can be sold. This additional retention requirement on vested MCIP match shares falls away two years after Executive Directors leave Unilever. This fully aligns the requirement for additional retention with the existing post-termination holding requirements.

Annual Report on Form 20-F 2017	Governance Report	55

DIRECTORS’ REMUNERATION REPORT CONTINUED

ELEMENTS OF PREVIOUS POLICY THAT WILL CONTINUE

MCIP and GSIP awards granted under a previous remuneration policy will continue to operate under the terms of that policy and the relevant plan rules. Further details of the terms of the awards made are included in the Annual Remuneration Reports for their respective years. This applies to the GSIP awards granted in 2015, 2016, 2017 and 2018 and the MCIP awards granted in 2015, 2016 and 2017. This provision will cease to apply once all of these awards have vested, been exercised or been forfeited as appropriate as per the relevant policy and plan rules. Additional details are set out below.

CLAW-BACK, ULTIMATE REMEDY, DISCRETION AND FLEXIBILITY

Claw-back: The Committee has discretion to reclaim or claw back some or all of the value of awards of performance-related payments to Executive Directors in the event of a significant downward restatement of the financial results of Unilever. This includes the annual bonus together with any awards that have been made and/or vested shares under the GSIP and the MCIP (awards under both this Remuneration Policy and any previous remuneration policy). This claw-back may be effected up to two years from vesting by reducing outstanding awards or requiring the return of the net value of vested awards to Unilever.

Ultimate remedy/malus: Grants under the GSIP and MCIP (under both this Remuneration Policy and any previous remuneration policy) are subject to ultimate remedy. Upon vesting of an award, the Committee shall have the discretionary power to adjust the value of the award if the award, in the Committee’s opinion taking all circumstances into account, produces an unfair result. In exercising this discretion, the Committee may take into account Unilever’s performance against non-financial measures. The Committee may apply malus to reduce a MCIP award granted under this Remuneration Policy or to GSIP or MCIP awards granted from 2015 under any previous remuneration policy, or determine that any such award will not vest or only vest in part in the event of a significant downward restatement of the financial results of Unilever, gross misconduct or gross negligence, material breach of Unilever’s Code of Business Principles or any of the Unilever Code Policies, breach of restrictive covenants by which the individual has agreed to be bound, or conduct by the individual which results in significant losses or serious reputation damage to Unilever. The annual bonus will also be subject to malus on the same grounds as apply for MCIP awards. This power is an addition to the normal discretion to adjust awards and the additional sustainability test outlined in the policy table.

For future awards under the MCIP, the Committee may change the terms of a performance measure or target in accordance with its terms or if anything happens which causes the Committee reasonably to consider it appropriate to do so, and may adjust the number or class of shares subject to awards if certain corporate events (eg rights issues) occur. For legacy awards under the MCIP and GSIP, the Committee may change the terms of a performance measure or target during the performance period to take into account any structural changes relating to the shares or the Group (eg rights issues) in accordance with established market practice.

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

REMUNERATION SCENARIOS: OUR EMPHASIS ON PERFORMANCE-RELATED PAY

It is Unilever’s policy that the total remuneration package for Executive Directors should be competitive with other global companies and that a significant proportion should be performance-related.

For the remuneration scenarios below, the maximum and target pay opportunities have been chosen to be consistent with the current levels for Executive Directors. In reviewing the appropriate level of pay opportunity for the Executive Directors, the Committee considers internal and external comparators. Although pay is not driven by benchmarking, the Committee is aware that pay needs to be within a reasonable range of competitive practice. The Committee notes that total target pay for the Executive Directors is between median and lower quartile for the benchmark group used by the Committee (see page 53).

The Committee typically reviews, on at least an annual basis, the impact of different performance scenarios on the potential reward opportunity and payouts to be received by Executive Directors and the alignment of these with the returns that might be received by shareholders. The Committee believes that the level of remuneration that can be delivered in the various scenarios is appropriate for the level of performance delivered and the value that would be delivered to shareholders. The charts below show hypothetical values of the remuneration package for Executive Directors in the first full year of the policy (excluding the transition year) under three assumed performance scenarios. The dotted line reflects the point above which the Committee must make a further positive determination in order for the award value to vest, in line with the additional performance test set out in the Policy.

56	Governance Report	Annual Report on Form 20-F 2017

DETAILS OF FIXED ELEMENT OF REMUNERATION FOR CEO AND CFO AND ASSUMPTIONS FOR SCENARIO CHARTS

FIXED REMUNERATION	Assumptions as follows (for actual Executive Director pay details please see Annual Remuneration Report below):
• Fixed pay for CEO effective from 1 May 2018 = €1,773,772.
• Fixed pay for CFO = €1,102,874.
• Benefits assumed to be €612,296 for CEO and €23,648 for CFO.
VARIABLE REMUNERATION	BELOW THRESHOLD	• No 2018 annual bonus payout and no vesting under the MCIP or the GSIP.

	ON TARGET	• Target payout of the 2018 annual bonus (150% of fixed pay for the CEO and 120% of fixed pay for the CFO).
• Target vesting under the MCIP (1.5 x matching shares of the target 2018 annual bonus for CEO and CFO).
• Scenarios assume 67% of the gross annual bonus is invested.

	MAXIMUM	• Maximum payout of the 2018 annual bonus (225% of fixed pay for the CEO and 180% of fixed pay for the CFO).
• Maximum vesting under the MCIP (3 x matching of the maximum 2018 annual bonus for CEO and CFO).
• Scenarios assume 67% of the gross annual bonus is invested.

NOTES TO VARIABLE REMUNERATION

•  Participants in the MCIP may choose how much they wish to invest in Unilever shares, up to 67% of the value of their gross annual bonus. At this level of investment (as shown above in the maximum scenario) the participant will likely have to invest all of their post-tax annual bonus and more than half of their after-tax fixed pay earned in the year (depending on the individuals’ personal tax situation). This would be a significant personal contribution into Unilever shares.

• Dividends, dividend equivalents and share price movements are ignored for the purposes of the illustrations above.

MAXIMUM THAT COULD BE EARNED WITHOUT ADDITIONAL COMMITTEE APPROVAL

•  The Committee have set a range of performance outcomes, above which the Committee will review both the quality and sustainability of actual underlying performance delivery, to ensure the appropriate payout is warranted.

•  The above charts illustrate a pay outcome above which additional Committee approval may be required, being 75% of the maximum total incentive opportunity. See the MCIP section in the Remuneration Policy for full details.

LEGACY ARRANGEMENTS

For the duration of this Remuneration Policy, entitlements arising before the adoption of this Remuneration Policy will continue to be honoured in line with the approved remuneration policy under which they were granted, or their contractual terms. The last award under the legacy MCIP was made on 11 February 2016, relating to the annual bonus earned in 2015, which will vest on 11 February 2019. The last award under the GSIP rules approved at the 2007 AGMs was made on 13 February 2017 and will vest on 13 February 2020. The last GSIP award under the Unilever Share Plan approved at the 2017 AGMs was made on 16 February 2018 and will vest on 16 February 2021. Further details of the terms of these awards can be found within the remuneration policy approved at the 2014 AGMs, and the relevant Annual Report and Accounts.

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

The measures chosen for the incentives will support the delivery of this objective, with distinct measures for each of the short- and longer-term incentive programmes. For the short-term incentive, we continue to have a balanced set of performance measures in terms of sales, profitability and cash flow. Performance measures for our long-term incentive relate to the key objectives driving long-term value creation for investors: growth (in the form of USG) is fundamental to our model; underlying earnings per share (UEPS) growth gives clear line of sight to share price via the Price/Earnings multiple; sustainability (USLP) is at the heart of our strategy for long-term value creation; and return on invested capital (ROIC) is an important measure of value creation, and an appropriate measure for ULE members given their decision-making responsibility regarding merger and acquisition activity.

The following sets out the performance measures for short- and long-term incentive plans to be awarded in 2018, as well as the business performance and the behaviours that they drive.

Annual Report on Form 20-F 2017	Governance Report	57

DIRECTORS’ REMUNERATION REPORT CONTINUED

APPROACH TO TARGET SETTING

INCENTIVE PLAN	PERFORMANCE MEASURE	LINK TO STRATEGY

SHORT-TERM: ANNUAL BONUS	Underlying sales growth (USG) at constant rates	Clear, simple and well understood measure supporting the achievement of Unilever’s growth ambition

	Underlying operating margin improvement (UOM) at current rates	Underlines the importance of achieving increasingly profitable growth

	Free cash flow (FCF) at current rates	Provides clear focus on the achievement of Unilever’s cash generation ambition and on cost reduction

LONG-TERM: MCIP	Underlying sales growth (USG) (compound annual growth rate (CAGR) at constant rates)	Supports the achievement of Unilever’s ambition to deliver sustainable growth over the longer term

	Underlying earnings per share (UEPS) growth at current rates	Provides focus on shareholder value creation through a measure which is widely understood and applied externally by investors in valuing companies

Return on invested capital (ROIC)

Supports disciplined investment of capital within the business and discourages acquisitions with low returns and long paybacks (an especially relevant measure for members of the ULE who make investment decisions)

Unilever sustainability progress index (USLP)

The Unilever Sustainable Living Plan (USLP) helps to secure long-term value creation by decoupling our growth from our environmental impact, while increasing our positive social impact. To avoid over-focus on any one element of the USLP, the progress index is an assessment made by the Committee (with input from the Corporate Responsibility Committee) taking into account progress towards the targets in our reported USLP scorecard.

LONG-TERM: GSIP	USG at constant rates	Supports the achievement of Unilever’s ambition to deliver sustainable growth over the longer term

	UOM at current rates	Underlines the importance of achieving sustainable profitable growth over the longer term

	Cumulative operating cash flow	Provides clear focus on the achievement of Unilever’s cash generation ambition and on cost reduction

	Relative total shareholder return (TSR)	Provides a relative ranking of share price growth and dividend compared with a set of peer companies

The Committee sets performance targets for incentive plans, taking into account internal budgets, business priorities and external forecasts so that the targets are sufficiently stretching. Good performance results in target payout while maximum payout is only achieved for delivering exceptional performance.

58	Governance Report	Annual Report on Form 20-F 2017

DIFFERENCES IN PAY POLICY GENERALLY

As the Chairman’s letter sets out, we now propose to bring the reward arrangements for our Executive Directors in line with those introduced in 2017 for the rest of our ULE and ‘Top 500’ managers, ie simplifying pay for this whole population into three elements:

•	fixed pay;
•	annual bonus; and
•	MCIP.

The core principle of our new Reward Framework is to continue to drive an ‘owner’s mindset’. All executives must now continuously invest more of their annual bonus in Unilever shares to maintain current levels of pay. We believe this drives executives to apply an even stronger owner’s mindset in everything they do. The implementation of the new Reward Framework for senior management below Board level has been a success, and we will extend the implementation in 2018 to the next layer of management to encompass Unilever’s top 3,000 managers.

Accordingly, our MCIP is now the only long-term incentive for this senior population. The new Reward Framework has been structured in a way to maintain broadly the same levels of pay for target performance, if they continue to invest 67% of their gross annual bonus in Unilever shares through the MCIP.

We plan to continue applying the principles driving these proposals to the way we pay all of our 15,000+ managers, not just our senior leaders. As a responsible employer with around 161,000 people in 113 countries as at year end, we are also very mindful of how we pay our many non-management staff.

Remuneration arrangements are determined throughout the Group based on the same principle: that reward should support our business strategy and should be sufficient to attract and retain high-performing individuals without paying more than is necessary. Unilever is a global organisation with employees at a number of different levels of seniority and in a number of different countries and, while this principle underpins all reward arrangements, the way it is implemented varies by geography and level.

In principle, all our managers participate in the same Unilever annual bonus scheme with the same performance measures based on Unilever’s overall performance. All middle and senior management are invited to participate in the MCIP, which in 2018 will be extended to approximately 12,000 more junior managers worldwide as well. Wherever possible, all other employees have the opportunity to participate in the global ‘buy 3 get 1 free’ employee share plan called ‘SHARES’, which is offered in more than 100 countries.

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

Unilever employs around 161,000 people in 113 countries as at year end and, given this geographic spread and other factors, the Committee did not consider that it was appropriate to consult employees on the Remuneration Policy for Executive Directors during the year. However, Unilever takes the views of its employees seriously and on an ongoing basis we conduct the ‘Rate-My-Reward’ survey to gauge the views of employees on the different parts of their reward package.

The Committee has taken note of Unilever’s Fair Compensation Framework and the advanced living wage awareness initiative together with responsible supplier policies within the Group. Over the last three years we have also offered the SHARES plan to our non-management staff around the world. We will continue to advance these initiatives over the year ahead and beyond to enhance the livelihoods of all our employees.

www.unilever.com/sustainable-living/the-sustainable-living-plan/enhancing-livelihoods/fairness-in-the-workplace/fair-compensation/

CONSIDERATION OF SHAREHOLDER VIEWS

The Committee takes the views of shareholders seriously. We maintain an open and regular dialogue with our shareholders on remuneration matters, including consulting with our largest investors and shareholder representative bodies, when we are considering making material changes to our Remuneration Policy. Accordingly, shareholders have been consulted extensively and their views have been influential in shaping this Remuneration Policy. Their feedback influenced our proposals in relation to the balance between fixed and variable pay, between the annual bonus and MCIP components, and the development of the additional sustainability test on payouts above set levels.

MINIMUM SHAREHOLDING REQUIREMENT

The remuneration arrangements applicable to our Executive Directors require them to build and retain a personal shareholding in Unilever (within five years from the date of appointment with extra time granted if requirements increase significantly) to align their interests with those of Unilever’s long-term shareholders. The current requirement is 5 x base salary for the CEO and 4 x base salary for the CFO. When the new Remuneration Policy takes effect, these requirements will be measured over fixed pay.

Upon leaving Unilever, all Executive Directors will be required to maintain at least 100% of their minimum shareholding requirement for one year after leaving, and at least 50% for two years after leaving. If the leaver has not yet met their shareholding requirements on departure they will be required to retain the shares they do own up to these limits. Upon vesting of MCIP match shares, Executive Directors will have to wait one additional year to ensure there is a five-year duration between the grant of the Match shares and the first date on which the vested Match shares can be sold.

The additional one year retention requirement for Executive Directors after MCIP match shares vest will fall away two years after Executive Directors leave Unilever. This fully aligns the requirement for additional retention with the existing post-termination holding requirements.

Annual Report on Form 20-F 2017	Governance Report	59

DIRECTORS’ REMUNERATION REPORT CONTINUED

REMUNERATION POLICY FOR NEW HIRES

AREA	POLICY AND OPERATION

Overall	The Committee will pay new Executive Directors in accordance with the approved Remuneration Policy and all its elements as set out herein above. The terms of service contracts will not overall be more generous than those of the current CEO and CFO summarised below in the ‘service contracts’ paragraph. The ongoing annual remuneration arrangements for new Executive Directors will therefore comprise fixed pay, benefits, annual bonus and MCIP. In addition, the recruitment policy below permits the Committee to take the following actions, as appropriate, in the best interests of Unilever and its shareholders. For internal promotions, any variable remuneration element awarded in respect of a prior role may be paid out according to its original terms.

Fixed pay	Fixed pay would be set at an appropriate level to recruit the best candidate based on their skills, experience and current remuneration.

Benefits

Benefits provision would be in line with the approved relevant Remuneration Policy. Where appropriate the Executive Director may also receive relocation benefits or other benefits reflective of normal market practice in the territory in which the Executive Director is employed. In addition, the Committee may agree that Unilever will pay certain allowances linked to repatriation on termination of employment.

Incentive awards	Incentive awards would be made under the annual bonus and MCIP in line with the relevant Remuneration Policy.

In addition to normal incentive awards, additional awards may be made to align the joiner as quickly as possible with Unilever’s long-term goals, and to reflect value forfeited through an individual leaving their current employer.

Transition awards and buy-out awards

Transition awards

In the event that we were to appoint a new Executive Director, the Committee’s preferred approach would be to align the incoming Executive Director with our own performance-based Reward Framework by requiring them to invest in Unilever shares from the outset and aligning them fully with our inflight MCIP performance cycles and targets alongside their new colleagues at Unilever, recognising that no other long-term incentive will be vesting in their first years of employment at Unilever. We see this as the most sustainable approach to the remuneration of incoming Executive Directors over the longer term. To achieve this, we propose where appropriate to offer incoming Executive Directors a Transition Award (TA) instead of a buy-out arrangement. The TA should normally be no more valuable than the awards foregone.

The TA permits the joiner to potentially receive matching awards under in-flight cycles of the MCIP as if they had invested a proportion of their target annual bonus into the MCIP cycles that started before they joined Unilever. The TA bridges the lengthy gap between an incoming Executive Director’s arrival and the first maturity of incentives at Unilever, after the first five-year performance horizon has been reached (this role is usually played less elegantly by buy-out awards). The TA also facilitates the new Executive Director in building the required level of personal shareholding within five years of joining Unilever. The level of TA offered by the Committee would take into account the circumstances of the case including the value of any awards foregone at the previous employer. A TA may be offered by the Committee for all in-flight cycles or only some.

The TA requires the incoming Executive Director to commit to a minimum level of investment in future MCIP cycles to be eligible for an equivalent level of Match shares in inflight MCIP cycles. For example, if the incoming Executive Director has an initial target annual bonus of ‘100’, the maximum TA the Committee may offer would be based on this level of award. If the Executive Director commits to investing at the maximum level of 67% of annual bonus in MCIP for each of the next four years, the maximum TA award would be 67 worth of Match shares in each of up to four inflight MCIP cycles (ie a total of 67 x 4 = 267) with vesting based on Unilever’s actual performance to the vesting date and only if the Executive Director actually invests at least 67% of their annual bonus awards through MCIP for the duration of the TA. Accordingly, the TA may be worth up to 267% of the new Executive Director’s initial target annual bonus and vests 25% per year thereafter at the actual performance multiplier (0 x to 3 x) for the MCIP cycle ending in the corresponding year, and so is entirely subject to Unilever’s performance.

Within these limits the Committee will determine the size of the TA based on individual circumstances, with the aim that the TA should normally be no more valuable than any awards foregone. As stated above, to be eligible for the TA, the Executive Director must invest no less than a corresponding percentage of actual annual bonus into new cycles of MCIP starting in each of the years that the TA vests. The TA vesting in any year will be forfeited if the corresponding level of investment the new Executive Director has made into the MCIP in that year is lower than the initial commitment. If the Executive Director elects to make a higher investment in new MCIP cycles than the initial commitment, the TA will not be increased.

A TA would normally only be offered if required to compensate an Executive Director for awards foregone. If an Executive Director joins without the need to compensate for awards foregone, a TA generally would not be provided, other than in exceptional circumstances.

Buy-out awards
The TA is the Committee’s preferred approach. However, there are clearly circumstances where the TA would not be effective. For example, for some incoming Executive Directors who are forfeiting no (or low-value) awards it might not be justified to make a TA in respect of every outstanding MCIP cycle. For others, it might not be enough to facilitate departure from their current employer if they had an exceptionally large value of accrued awards, or if awards were not subject to performance conditions. For those reasons, the Committee reserves discretion to make appropriate joining arrangements with the intention that the TA or buy-out awards in aggregate should normally be no more valuable than the awards foregone. Accordingly, the Committee may elect to compensate Executive Directors hired from outside for any awards they lose by leaving previous employers broadly on a like-for-like basis (although a TA may form part of this). Incoming Executive Directors will be required to retain all shares vesting from any share awards until their minimum shareholding requirements have been met in full.

If a buy-out award is required, the Committee would aim to reflect the nature, timing, and value of awards forgone in any replacement awards. Awards may be made in cash, shares or any other method as deemed appropriate by the Committee. Where possible, share awards will be replaced with share awards. Where performance measures applied to the forfeited awards, performance measures will be applied to the replacement award or the award size will be discounted accordingly. In establishing the appropriate value of any buy-out the Committee would also take into account the value of the other elements of the new remuneration package. The Committee would aim to minimise the cost to Unilever, although buy-out awards are not subject to a formal maximum. Any awards would be broadly no more valuable than those being replaced.

60	Governance Report	Annual Report on Form 20-F 2017

SERVICE CONTRACTS

POLICY IN RELATION TO EXECUTIVE DIRECTOR SERVICE CONTRACTS AND PAYMENTS IN THE EVENT OF LOSS OF OFFICE

SERVICE CONTRACTS & NOTICE PERIOD

Current Executive Directors’ service contracts are terminable upon notice (12 months’ notice from Unilever, 6 months’ notice from the Executive Director), and are available for shareholders to view at the AGMs or on request from the Group Secretary. Starting dates of the service contracts for the current CEO and CFO:

CEO: 1 October 2008 (signed on 7 October 2008); and

CFO: 1 October 2015 (signed on 16 December 2015).

TERMINATION PAYMENTS

A payment in lieu of notice can be made, to the value of no more than 12 months’ fixed pay and other benefits (unless the Boards, at the proposal of the Committee, find this manifestly unreasonable given the circumstances or unless dictated by applicable law).

OTHER ELEMENTS

•  Executive Directors may, at the discretion of the Boards, remain eligible to receive an annual bonus for the financial year in which they cease employment. Such annual bonus will be determined by the Committee taking into account time in employment and performance.

•  Treatment of share awards is as set out in the section on leaver provisions, below.

•  Any outstanding all-employee share arrangements will be treated in accordance with HMRC-approved terms.

•  Other payments, such as legal or other professional fees, repatriation or relocation costs and/or outplacement fees, may be paid if it is considered appropriate.

•  The Committee reserves the discretion to approve gifts to Executive Directors who are retiring or who are considered by the Boards to be otherwise leaving in good standing (eg those leaving office for any reason other than termination by Unilever or in the context of misconduct). If the value of the gift for any one Executive Director exceeds £5,000 it will be disclosed in the Annual Remuneration Report. Where a tax liability is incurred on any such a gift, the Committee has the discretion to approve the payment of such liability on behalf of the Executive Director in addition to the value of the gift.

LEAVER PROVISIONS IN SHARE PLAN RULES

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

Alternatively, Executive Directors may be required to exchange the investment shares for equivalent shares in the acquiring company.

MATCHING SHARES (MCIP), PERFORMANCE SHARES (GSIP)

Awards will normally vest following the end of the original performance period, taking into account performance and (unless the Boards on the proposal of the Committee determine otherwise) pro-rated for time in employment.

Alternatively, the Boards may determine that awards shall vest upon termination based on performance at that time and pro-rated for time in employment (unless the Boards on the proposal of the Committee determine otherwise). If an Executive Director dies, awards will vest at the time of death at the target level of vesting (pro-rated for time in employment if the director had previously left as a good leaver).

		Awards will normally lapse upon termination.	Awards will vest based on performance at the time of the change of control and the Boards, on the proposal of the Committee, have the discretion to pro-rate for time. Alternatively, Executive Directors may be required to exchange the awards for equivalent awards over shares in the acquiring company.

*	An Executive Director will usually be treated as a good leaver if he or she leaves due to ill-health, injury or disability, retirement with Unilever’s agreement or redundancy. The Boards may decide to treat an Executive Director who leaves in other circumstances as a good leaver. An Executive Director will not be treated as a good leaver if he or she chooses to leave for another job elsewhere unless the Boards determine otherwise, if he or she is summarily dismissed or leaves because of concerns about performance. In deciding whether or not to treat an Executive Director as a good leaver, the Boards will have regard to his or her performance in the role.

If Unilever is affected by a demerger, special distribution or other transaction which may affect the value of awards, the Committee may allow matching shares under the current and legacy MCIP and performance shares under the GSIP to vest early over such number of shares as it shall determine (to the extent any performance measures have been met) and awards may be pro-rated to reflect the acceleration of vesting at the Committee’s discretion.

Annual Report on Form 20-F 2017	Governance Report	61

DIRECTORS’ REMUNERATION REPORT CONTINUED

NON-EXECUTIVE DIRECTORS

KEY ASPECTS OF UNILEVER’S 2018 FEE POLICY FOR NON-EXECUTIVE DIRECTORS

APPROACH TO SETTING FEES

Non-Executive Directors receive annual fees from Unilever N.V. and PLC. The Boards determine Non-Executive Director fee levels, which are limited to €5,284,200 in total per year (which number is based on the limits as currently approved by N.V. and PLC shareholders using 2017 average FX rate (£1 = €1.14210).)

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

Fees are paid in cash.

OPERATION

Unilever applies a modular fee structure for Non-Executive Directors to ensure we fairly reflect the roles and responsibilities of Committee membership and Chairmanship. Our basic philosophy is to pay the Chairman an all-inclusive fee. Other Board members receive a basic fee and additional fees for being Vice-Chair, chairing or membership of various Committees. The fees are currently split 50/50 between PLC (in sterling) and NV (in euros). The Boards may decide to pay fees in any other currency based on such foreign exchange rates as the Boards shall determine, provided total Non-Executive Director fees stay within the annual limits as approved by shareholders from time to time. The 2018 fee structure can be found in the Annual Remuneration Report on page 71. The fee structure may vary from year to year within the terms of this Remuneration Policy.

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

The Committee reserves the discretion to approve gifts to Non-Executive Directors who are retiring or who are considered by the Boards to be otherwise leaving in good standing (eg those leaving office for any reason other than termination by Unilever or in the context of misconduct. If the value of the gift for any one Non-Executive Director exceeds £5,000 it will be disclosed in the Annual Remuneration Report. Where a tax liability is incurred on any such a gift the Committee has the discretion to approve the payment of such liability on behalf of the Non-Executive Director in addition to the value of the gift.

REMUNERATION POLICY FOR NEW NON-EXECUTIVE DIRECTOR HIRES

In the event of hiring a new Non-Executive Director, the Committee will align the remuneration package with the Remuneration Policy as set out above.

NON-EXECUTIVE DIRECTORS’ LETTERS OF APPOINTMENT

The terms of engagement of Non-Executive Directors are set out in letters of appointment which each Non-Executive Director signs upon appointment. Non-Executive Directors are currently appointed for a one-year term, subject to satisfactory performance, renomination at the discretion of the Boards on the recommendation of the Nominating and Corporate Governance Committee and re-election at forthcoming annual shareholder meetings. It is Unilever’s expectation that Non-Executive Directors serve for a minimum of three years. The letters of appointment allow for Unilever to terminate a Non-Executive Director’s appointment in cases of gross misconduct, bankruptcy or where the Non-Executive Director is prevented from occupying such a position by law.

The letters do not contain provision for notice periods or compensation if the Non-Executive Directors’ appointments are terminated by Unilever. Non-Executive Directors may terminate their engagement upon three months’ notice. Except in exceptional circumstances, the Boards will not propose Non-Executive Directors for renomination when nine years have elapsed since the date of their appointment. Letters of appointment are available for inspection on request from the Group Secretary.

In considering appointments to the Boards, the Directors and Unilever give due consideration to the time commitment required to fulfil the role appropriately.

62	Governance Report	Annual Report on Form 20-F 2017

ANNUAL REMUNERATION REPORT

The following sets out how Unilever’s existing remuneration policy (available on our website) was implemented in 2017, and how our updated Remuneration Policy (set out on pages 53 to 62) will be implemented if it receives shareholder approval at the 2018 AGMs.

www.unilever.com/ara2016/downloads (existing remuneration policy set out in Annual Report & Accounts 2016)

IMPLEMENTATION OF THE REMUNERATION POLICY IN 2018 FOR EXECUTIVE DIRECTORS

If approved by shareholders, Unilever’s updated Remuneration Policy will be implemented with effect from the 2018 AGMs as set out below. If the updated Remuneration Policy is not approved, Unilever’s existing Remuneration Policy (as approved at the 2017 AGMs) will continue to apply.

ELEMENTS OF REMUNERATION

ELEMENTS OF REMUNERATION	AT A GLANCE	ADDITIONAL INFORMATION
FIXED PAY	Annual fixed pay effective from May 2018: • CEO: €1,773,772 • CFO: €1,102,874	Details of the rationale for the fixed pay proposals for Executive Directors can be found in the section ‘Implications of the new Reward Framework’ on pages 49 and 50.

OTHER BENEFIT ENTITLEMENTS	Implemented in line with the 2018 Remuneration Policy.	n/a

ANNUAL BONUS

•  Implemented in line with the 2018 Remuneration Policy.

•  Target annual bonus of 150% of fixed pay for the CEO and 120% of fixed pay for the CFO.

•  Business Performance Multiplier of between 0% and 150% based on achievement against business targets over the year.

•  Maximum annual bonus is 225% of fixed pay for the CEO and 180% for the CFO.

For 2018, the Business Performance Multiplier will be based on the following metrics:

A 0% multiplier will be applied for threshold performance, and up to 150% multiplier for maximum performance. Performance target ranges are considered to be commercially sensitive and will be disclosed in full with the corresponding performance outcomes retrospectively following the end of the relevant performance year.

GSIP 2018 AWARDS

•  Implemented in line with the 2014 Remuneration Policy.

•  Final GSIP award made on 16 February 2018 (vesting 16 February 2021).

•  Target award 200% of base salary for the CEO (based on current salary = £1,010,000) and 150% of base salary for the CFO (current salary = £656,250).

•  Maximum vesting of 200% of initial award (so maximum vesting of 400% of base salary for the CEO (£4,040,000), and 300% of base salary for the CFO (£1,968,750)).

•  In addition, a two-year post- vesting retention period will apply to this award (beyond the three-year vesting period) for the CEO and CFO.

Performance conditions are assessed over a three-year period. The performance conditions and target ranges for 2018 awards will be as follows:

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

The Committee may change the TSR vesting levels set out above if the number of companies in the TSR comparator group changes (eg via M&A activity etc).

Annual Report on Form 20-F 2017	Governance Report	63

DIRECTORS’ REMUNERATION REPORT CONTINUED

ELEMENTS OF REMUNERATION	AT A GLANCE	ADDITIONAL INFORMATION
MCIP

•  Implemented in line with the 2018 Remuneration Policy.

•  MCIP award to be made on 3 May 2018 (vesting 16 February 2022).

•  Paul Polman elected to invest the value of 67% (£1,353,400) of his 2017 annual bonus into the MCIP.

•  Graeme Pitkethly elected to invest the value of 67% (£659,531) of his 2017 annual bonus in MCIP investment shares.

•  Matching shares are awarded based on performance up to a maximum of 3 x matching shares.

•  Therefore the maximum value from the matching shares for the CEO would be £4,060,200 and for the CFO would be £1,978,594.

Performance conditions are assessed over a four-year period. The performance conditions and target ranges for 2018 awards under the MCIP will be as follows:

Performance at threshold results in no matching shares being awarded, target performance results in an award of 1.5 x matching shares, up to a maximum award of 3 x matching shares, with straight-line vesting between threshold and maximum. Participants are required to hold all their own investment shares and remain employed by Unilever for the duration of the relevant performance period.

It is the Committee’s intention that management should be assessed against the progress they make on the USLP as a whole, rather than selected components of it. Accordingly, each year the Committee will determine a numerical rating for the previous year’s MCIP Sustainability Progress Index in the range of zero to 200%, with 100% representing on-target performance; annual ratings will then be tallied as an average index for each four-year MCIP performance period. At the end of the MCIP performance period, the Committee will disclose a full narrative setting out the performance achieved and the corresponding outcome that the Committee determines for the Sustainability Progress Index.

64	Governance Report	Annual Report on Form 20-F 2017

ULTIMATE REMEDY/MALUS AND CLAW-BACK

Grants under the GSIP and MCIP are subject to ultimate remedy as explained in the 2018 Remuneration Policy. Malus and claw-back apply to all performance-related payments as explained in the 2018 Remuneration Policy.

In 2017, the Committee did not reclaim or claw back any of the value of awards of performance-related payments to Executive Directors.

SINGLE FIGURE OF REMUNERATION AND IMPLEMENTATION OF THE REMUNERATION POLICY IN 2017 FOR EXECUTIVE DIRECTORS

The table below shows a single figure of remuneration for each of our Executive Directors, for the years 2016 and 2017.

	Paul Polman CEO (UK) (€’000)		Graeme Pitkethly CFO (UK) (€’000)
	2017	2016	2017	2016(a)

(A) Base salary	1,154	1,239	750	511

(B) Fixed allowances and other benefits	898	855	252	185

(C) Annual bonus	2,307	2,289	1,124	928
(D) MCIP matching shares – (required by UK law)	2,042	1,240	285(b)	153	(b)
Long-term incentives
(E) GSIP performance shares – (required by UK law)	5,126	2,603	704(b)	305	(b)

Long-term incentives (sub-total)	7,169	3,843	989	458

(F) Conditional supplemental pension	134	144	-	-

Total remuneration paid – (required by UK law) (A+B+C+D+E+F)	11,661	8,370	3,115	2,082

(G) Share awards (required by Dutch law)	7,154	3,170	2,187	674

Total remuneration paid – (required by Dutch law) (A+B+C+F+G)	11,647	7,697	4,313	2,298

(a)	The figures included relate to amounts paid or payable to Graeme Pitkethly for his services from 21 April 2016 for the remainder of the year, being the date on which he was appointed as an Executive Director of the Boards of NV and PLC.
(b)	Graeme Pitkethly’s GSIP and MCIP values in the above single figure table for 2016 and 2017 include GSIP performance shares and MCIP matching shares previously granted to him in 2014 and 2015, before his appointment as an Executive Director. The value shown for 2017 for awards granted in 2015 include gross delivery costs, including tax and social security.

Where relevant, amounts for 2017 have been translated into euros using the average exchange rate over 2017 (€1 = £0.8756), excluding amounts in respect of MCIP and GSIP which have been translated into euros using the exchange rate at vesting date of 13 February 2018 (€1 = £0.8882). Amounts for 2016 have been translated into euros using the average exchange rate over 2016 (€1 = £0.8152), excluding amounts in respect of MCIP and GSIP which have been translated into euros using the exchange rate at vesting date of 14 February 2017 (€1 = £0.8494).

We do not grant our Executive Directors any personal loans or guarantees.

ELEMENTS OF SINGLE FIGURE REMUNERATION 2017

(A) BASE SALARY

Salary set in sterling and paid in 2017:

•	CEO – £1,010,000.
•	CFO – £656,250.

(B) FIXED ALLOWANCE AND OTHER BENEFITS

For 2017 this comprises:

	Paul Polman CEO (UK) (£)	(a)	Graeme Pitkethly CFO (UK) (£)	(a)
	2017		2017

Fixed allowance	285,525		228,420

Medical insurance cover and actual tax return preparation costs	102,238		17,130

Provision of death-in-service benefits and administration	13,952		6,518

Payment to protect against difference between employee social security obligations in country of residence versus UK	496,106		-

Total	897,821		252,068

(a)	The numbers in this table are quoted in euros (translated from sterling where necessary using the average exchange rate over 2017 of €1 = £0.8756).

Annual Report on Form 20-F 2017	Governance Report	65

DIRECTORS’ REMUNERATION REPORT CONTINUED

(C) ANNUAL BONUS

Annual bonus 2017 actual outcomes

•	CEO – £2,020,000 (which is 100% of maximum, 200% of base salary).
•	CFO – £984,375 (which is 100% of maximum, 150% of base salary).

This includes cash and the portion of annual bonus that Executive Directors have indicated will be re-invested in shares under the MCIP. See below for details. Performance against targets:

Further details of the annual bonus outcomes are described in the Chair Letter on page 47. The calculated pay-out for Unilever’s 2017 performance ratio of 122% was endorsed by the Committee as representing a balanced assessment of underlying performance of the business.

•	Paul Polman

In determining annual bonus outcomes for Paul Polman, the Committee also considered his leadership and very strong personal performance. In 2017 Paul led Unilever to take a further step up in delivery with another year of strong top- and bottom-line growth. This consistency of performance is a key hallmark of his leadership and it has now been firmly established over the 9 years since he became CEO. The quality of the performance in 2017 matched the strength of the results with broad-based growth across all retained Categories and strong levels of brand support and investment. Most importantly, through a series of initiatives culminating in ‘Connected 4 Growth’ (C4G), announced in fall 2016, Paul has taken Unilever closer to our consumers through an organization able to respond with the agility required to compete effectively in our rapidly changing marketplace. During the year Unilever significantly strengthened its portfolio through acquisitions and disposals. Engagement scores have remained high (74%) and Pride in Unilever remains at a remarkable 90%. In addition to his firm internal leadership Paul continues to build Unilever’s external profile and reputation, helping the Company to attract and retain key talent as a leading employer of choice across our markets worldwide. In 2017 Paul received a number of notable awards for his business and humanitarian leadership. As a consequence of the review of his personal performance, Paul Polman was awarded a personal performance multiplier of 140%. This resulted in his receiving an annual bonus capped by our remuneration policy at 200% of his base salary, calculated as follows:

•	Graeme Pitkethly

In determining annual bonus outcomes for Graeme Pitkethly, the Committee considered his leadership and very strong personal commitment to the performance of the business. In 2017, Graeme led Unilever’s capital allocation, services delivery, technology investment and performance management to a year of good delivery. Record savings through zero-based budgeting provided the flexibility to invest behind our brands and capabilities to fuel future growth while increasing our margins. 2017 was also a year of accelerated portfolio change, with several strategic acquisitions and the divestiture of the Spreads business repositioning Unilever for future growth. Capital allocation was disciplined, with new leverage targets achieved and the Unilever NV preference shares repurchased, setting a platform for greater strategic flexibility and improved corporate governance. In 2017, Unilever delivered a strong step up in profitability and cash flow, maintaining competitive growth, while increasing the impact of Finance and ETS across Unilever. As a consequence of the review of his personal performance, Graeme Pitkethly was awarded a personal performance multiplier of 125%. This resulted in his receiving an annual bonus capped by our remuneration policy at 150% of his base salary, calculated as follows:

66	Governance Report	Annual Report on Form 20-F 2017

(D) MCIP – UK LAW REQUIREMENT

2017 OUTCOMES

This includes MCIP matching shares granted on 13 February 2015 (based on the percentage of 2014 annual bonus that Paul Polman and Graeme Pitkethly had invested in Unilever shares, as well as performance in the three-year period to 31 December 2017) which vested on 13 February 2018. Further details of the performance measures (including the impact of our April 2017 toughening of performance measures to align the non-GAAP margin measure from COM to UOM) are disclosed below in note (E).

The values included in the single figure table for 2017 are calculated by multiplying the number of shares granted on 13 February 2015 (including additional shares in respect of accrued dividends through to 31 December 2017) by the level of vesting (148% of target award for the CEO and 142% of target award for the CFO) and the share prices on the date of vesting (NV €43.57 and PLC £37.91). The CFO’s award vested at a different level than the CEO’s award as it relates to an award granted in 2015 before his appointment as an Executive Director. Performance measures and performance against them are as set out in the table below (although the weightings of the measures were different for participants below Board level, so the weightings of each measure in the award that vested for the CFO are Underlying Sales Growth at 30%, Margin Improvement at 30%, Cumulative Operating Cash Flow at 30% and TSR at 10%). These have been translated into euros using the exchange rate on the date of vesting (€1 = £0.8882).

(E) GSIP – UK LAW REQUIREMENT

2017 OUTCOMES

This includes GSIP performance shares granted on 13 February 2015, based on performance in the three-year period to 31 December 2017, which vested on 13 February 2018.

The values included in the single figure table for 2017 are calculated by multiplying the number of shares granted on 13 February 2015 (including additional shares in respect of accrued dividends through to 31 December 2017) by the level of vesting (148% of target award for the CEO and 142% of target award for the CFO) and the share price on the date of vesting (NV €43.57 and PLC £37.91). The CFO’s award vested at a different level than the CEO’s award as it relates to an award granted in 2015 before his appointment as an Executive Director with the performance measures and weighting as set out under heading (D) above. These have been translated into euros using the exchange rate on the date of vesting (€1 = £0.8882).

Performance against targets:

(a)	For details of comparator group please see page 63.

Further details of the GSIP and MCIP outcomes are described in the Chair Letter on page 47, with details of our stepped-up plans for shareholder value creation (and related treatment of inflight legacy awards) available on our website:

www.unilever.com/ara2017/downloads (Compensation Committee Statement: Alignment of Performance Measures for 2017)

On the basis of this performance, the Committee determined that the GSIP and MCIP awards to the end of 2017 will vest at 148% of initial target award levels (ie 74% of maximum for GSIP and 99% of maximum for MCIP (which is capped at 150% for the Executive Directors)).

(F) CONDITIONAL SUPPLEMENTAL PENSION

CEO (Paul Polman): Conditional supplemental pension provision agreed with Paul Polman on hiring, which will be paid on his retirement (or his death or total disability prior to retirement). Contributions are made at the rate of 12% of capped salary which, in 2017, was £976,028, resulting in contributions of £117,123.

(G) SHARE INCENTIVES – DUTCH LAW REQUIREMENT

As per the Dutch requirements, these costs are non-cash costs and relate to the expenses recognised for the period following IFRS 2. This is based on share prices on grant dates and a 98% adjustment factor for GSIP shares and MCIP matching shares awarded in 2017, 2016 and 2015.

Annual Report on Form 20-F 2017	Governance Report	67

DIRECTORS’ REMUNERATION REPORT CONTINUED

SCHEME INTERESTS AWARDED IN THE YEAR

PLAN	MCIP(a) Conditional matching share award made on 17 May 2017	GSIP(a) Conditional share award made on 13 February 2017

BASIS OF AWARD

Based on the level of 2016 annual bonus paid in 2017 invested by the CEO and CFO. The following numbers of matching shares were awarded on 17 May 2017(b):

CEO:

PLC – 0

NV – 26,578

CFO:

PLC – 5,423

NV – 5,423

Maximum vesting results in 150% of target awards vesting.

The CEO received a target award of 200% of base salary.

CEO:

PLC – 30,532

NV – 30,532

The CFO received a target award of 150% of base salary.

CFO:

PLC – 14,171

NV – 14,171

Maximum vesting results in 200% of target awards vesting, which translates to a maximum vesting of 400% of base salary for the CEO and 300% of base salary for the CFO.

MAXIMUM FACE VALUE OF AWARDS	CEO: £1,719,197(c) CFO: £688,694(c)	CEO: £4,095,997(d) CFO: £1,901,099(d)

THRESHOLD VESTING (% of TARGET AWARD)	Four equally weighted long-term performance measures. 0% of the target award vests for threshold performance.

Four equally weighted long-term performance measures. For the three business-focused metrics, 25% of the target award vests for threshold performance. For the TSR measure, 50% of the target award vests for threshold performance.

PERFORMANCE PERIOD	1 January 2017 – 31 December 2020	1 January 2017 – 31 December 2019

DETAILS OF PERFORMANCE MEASURES	Subject to four equally weighted performance measures:	Subject to four equally weighted performance measures:

Participants are required to hold all their own investment shares and remain employed by Unilever for the duration of the relevant performance period.

(a)	Please refer to our website for restated details of the equivalent tables from page 70 of the Directors’ Remuneration Report 2016, which incorrectly stated performance ranges.

www.unilever.com/ara2017/downloads (Compensation Committee Statement: Alignment of Performance Measures for 2017)

(b)	Under MCIP, Executive Directors can choose whether they invest in PLC shares or NV shares or an equal number of shares in each. Executive Directors receive a corresponding number of performance-related matching shares. Matching shares will be awarded in the same form as the investment shares (ie in PLC shares, NV shares or an equal number of shares in each). On 17 May 2017, the CEO invested 60% (£1,119,888) and the CFO invested 60% (£453,750) of their 2016 annual bonus in MCIP investment shares. The CEO elected to invest fully in NV shares. The CFO elected to receive an equal number of shares in each of PLC and NV.
(c)	Face values are calculated by multiplying the number of shares granted on 17 May 2017 by the share price on that day of PLC £41.54 and NV €49.25 respectively, assuming maximum performance and therefore maximum vesting of 150% for MCIP and then translating into sterling using an average exchange rate over 2017 of €1 = £0.8756.
(d)	Face values are calculated by multiplying the number of shares granted on 13 February 2017 by the share price on that day of PLC £32.99 and NV €38.93 respectively, assuming maximum performance and therefore maximum vesting of 200% for GSIP and then translating into sterling using an average exchange rate over 2017 of €1 = £0.8756.

68	Governance Report	Annual Report on Form 20-F 2017

MINIMUM SHAREHOLDING REQUIREMENT AND EXECUTIVE DIRECTOR SHARE INTERESTS (UNAUDITED)

The table below shows the Executive Directors’ share ownership against the minimum shareholding requirements as at 31 December 2017 and the interest in NV and PLC ordinary shares of Executive Directors and their connected persons as at 31 December 2017.

When calculating an Executive Director’s personal shareholding the following methodology is used:

•	Base salary at the date of measurement.
•	Shares in either Unilever PLC or Unilever N.V. (or a combination of both) will qualify provided they are personally owned by the Executive Director, by a member of his (immediate) family or by certain corporate bodies, trusts or partnerships as required by law from time to time (each a ‘connected person’).
•	Shares purchased under the MCIP, whether from the annual bonus or otherwise, will qualify as from the moment of purchase as these are held in the individual’s name and are not subject to further restrictions.
•	Shares or entitlements to shares that are subject only to the Director remaining in employment will qualify on a net of tax basis.
•	Shares awarded on a conditional basis by way of the GSIP or MCIP will not qualify until the moment of vesting (ie once the precise number of shares is fixed after the three-year vesting period, or a four-year vesting period for the MCIP, has elapsed).
•	The shares will be valued on the date of measurement or, if that outcome fails the personal shareholding test, on the date of acquisition. The share price for the relevant measurement date will be based on the average closing share prices and the euro/sterling/US dollar exchange rates from the 60 calendar days prior to the measurement date.

Executive Directors are required to hold shares to the value of 100% of their shareholding requirement for 12 months post cessation of employment at Unilever, and 50% of these shares for 24 months post cessation of employment with Unilever. ULE members are required to build a shareholding of 400% of base salary (500% for the CEO). This requirement is 150% of base salary for the ‘Top 100’ management layer below ULE.

EXECUTIVE DIRECTORS’ AND THEIR CONNECTED PERSONS’ INTERESTS IN SHARES AND SHARE OWNERSHIP

	Share ownership guideline as % of	Have guidelines	Actual share ownership as a %	Shares held as at 1 January 2017(b)		Shares held as at 31 December 2017(b)
	base salary (as at 31 December 2017)	been met (as at 31 December 2017)?	of base salary (as at 31 December 2017)(a)	NV	PLC	NV	PLC
CEO: Paul Polman	500	Yes	5,293%	824,245	307,239	952,374	314,130
CFO: Graeme Pitkethly	400	Yes	641%	32,189	42,908	44,496	55,797

(a)	Calculated based on the minimum shareholding requirements and methodology set out above and the base salaries as detailed for the CEO and CFO in section (A) on page 65.
(b)	NV shares are ordinary €0.16 shares and PLC shares are ordinary 3 1⁄9p shares.

During the period between 31 December 2017 and 21 February 2018, the following changes in interests have occurred:

•	Graeme Pitkethly purchased 7 PLC shares under the Unilever PLC ShareBuy Plan: 3 on 9 January 2018 at a share price of £40.795, and a further 4 on 8 February 2018 at a share price of £38.490; and
•	as detailed under headings (D) and (E) on page 67, on 13 February 2018:
–	Paul Polman acquired 46,878 NV shares following the vesting of his 2015 MCIP award, and 116,972 NV shares following the vesting of his 2015 GSIP award, in accordance with his share choice to receive 100% NV shares on the vesting of these awards; and
–	Graeme Pitkethly acquired 3,454 PLC shares following the vesting of his 2015 MCIP award, and 4,966 NV shares and 5,013 PLC shares following the vesting of his 2015 GSIP award.

The voting rights of the Directors (Executive and Non-Executive) and members of the ULE who hold interests in the share capital of NV and PLC are the same as for other holders of the class of shares indicated. As at 21 February 2018 none of the Directors’ (Executive and Non-Executive) or other ULE members’ shareholdings amounted to more than 1% of the issued shares in that class of share, excluding the holdings of the Leverhulme Trust and the Leverhulme Trade Charities Trust, which amounted to 5.7%. All shareholdings in the table above are beneficial. In addition, 68,531,182 shares are held by the Leverhulme Trust and 2,035,582 shares are held by the Leverhulme Trade Charities Trust, of which Paul Polman is a director.

INFORMATION IN RELATION TO OUTSTANDING SHARE INCENTIVE AWARDS

As at 31 December 2017, Paul Polman held awards over a total of 316,539 shares which are subject to performance conditions, and Graeme Pitkethly held awards over a total of 94,313 shares which are subject to performance conditions. There are no awards of shares without performance conditions and no awards in the form of options.

Annual Report on Form 20-F 2017	Governance Report	69

DIRECTORS’ REMUNERATION REPORT CONTINUED

MANAGEMENT CO-INVESTMENT PLAN

The following conditional shares vested during 2017 or were outstanding at 31 December 2017 under the MCIP:

		Balance of conditional shares at 1 January 2017		Conditional shares awarded in 2017(a)						Balance of conditional shares at 31 December 2017
	Share type	Original award		Performance period 1 January 2017 to 31 December 2019	Price at award	Dividend shares accrued during the year(d)	Vested in 2017(e)	Additional shares earned in 2017	Price at vesting	Shares lapsed	No. of shares
Paul Polman	NV	116,723	(b)	26,578	€49.25	2,433	31,964	0	€38.805	13,699	100,071
	PLC	0	(b)	0	£41.54	0	0	0	£32.855	0	0
Graeme Pitkethly	NV	7,369	(c)	5,423	€49.25	224	1,964	0	€38.805	374	10,678
	PLC	9,765	(c)	5,423	£41.54	326	1,983	0	£32.855	377	13,154

(a)	Each award of conditional matching shares vests four years after the date of the award, subject to performance conditions (further details can be found on page 68. Awards are all subject to continued employment and maintenance of the underlying investment shares. Under MCIP, Executive Directors are able to choose whether they invest in PLC or NV shares or an equal number of shares in each. Executive Directors receive a corresponding number of performance-related matching shares. Matching shares will be awarded in the same form as the investment shares (ie in PLC shares, NV shares or an equal number of shares in each). On 17 May 2017, Paul Polman and Graeme Pitkethly each invested in the MCIP 60% of their annual bonus earned during 2016 and paid in 2017, and received a corresponding award of matching shares (which will vest, subject to performance, on 16 February 2021).
(b)	This includes a grant of 41,775 NV shares made on 14 February 2014 (70% of which vested on 14 February 2017), a grant of 29,128 NV shares made on 13 February 2015 (which vested on 13 February 2018), a grant of 39,318 NV shares made on 11 February 2016 (vesting 11 February 2019), and 6,502 NV shares from reinvested dividends accrued in prior years in respect of awards.
(c)	This includes grants that were made to Graeme Pitkethly before his appointment as Executive Director on 21 April 2016, being a grant of 2,139 of each of NV and PLC shares made on 14 February 2014 (84% of which vested on 14 February 2017), a grant of 2,215 PLC shares made on 13 February 2015 (vesting 13 February 2018), a grant of 4,912 of each of NV and PLC shares made on 11 February 2016 (vesting 11 February 2019), and 318 NV shares and 499 PLC shares from reinvested dividends accrued in prior years in respect of awards.
(d)	Reflects reinvested dividend equivalents accrued during 2017 and subject to the same performance conditions as the underlying matching shares.
(e)	The 14 February 2014 grant vested on 14 February 2017 at 70% for Paul Polman and 84% for Graeme Pitkethly. In accordance with Unilever’s existing remuneration policy, Executive Directors are able to choose whether they receive any shares due to vest under MCIP in PLC or NV shares or an equal number of shares in each. Paul Polman elected for share choice and chose to receive his shares in the form of 100% NV shares, and Graeme Pitkethly elected to receive his shares in the form of an equal number of shares in each of PLC and NV.

www.unilever.com/ara2016/downloads (existing remuneration policy set out in Annual Report & Accounts 2016)

GLOBAL SHARE INCENTIVE PLAN

The following conditional shares vested during 2017 or were outstanding at 31 December 2017 under the GSIP:

		Balance of conditional shares at 1 January 2017		Conditional shares awarded in 2017(a)						Balance of conditional shares at 31 December 2017
	Share type	Original award		Performance period 1 January 2017 to 31 December 2019	Price at award	Dividend shares accrued during the year(d)	Vested in 2017(e)	Additional shares earned in 2017	Price at vesting	Shares lapsed	No. of shares
Paul Polman	NV	122,311	(b)	30,532	€38.93	2,809	33,437	0	€38.805	14,330	107,885
	PLC	123,129	(b)	30,532	£32.99	3,143	33,755	0	£32.855	14,466	108,583
Graeme Pitkethly	NV	24,752	(c)	14,171	€38.93	886	3,915	0	€38.805	745	35,149
	PLC	24,874	(c)	14,171	£32.99	991	3,952	0	£32.855	752	35,332

(a)	Each award of conditional shares vests three years after the date of the award, subject to performance conditions (further details can be found on page 68. The 2017 award was made on 13 February 2017 (vesting 13 February 2020).
(b)	This includes a grant of 43,700 of each of NV and PLC shares made on 14 February 2014 (70% of which vested on 14 February 2017), a grant of 36,497 of each of NV and PLC shares made on 13 February 2015 (vesting 13 February 2018), a grant of 35,115 of each of NV and PLC shares made on 11 February 2016 (vesting 11 February 2019), and 6,999 NV shares and 7,817 PLC shares from reinvested dividends accrued in prior years in respect of awards.
(c)	This includes grants that were made to Graeme Pitkethly before his appointment as Executive Director on 21 April 2016, being a grant of 4,263 of each of NV and PLC shares made on 14 February 2014 (84% of which vested on 14 February 2017), a grant of 3,216 of each of NV and PLC shares made on 13 February 2015 (which vested on 13 February 2018), a grant of 16,297 of each of NV and PLC shares made on 11 February 2016 (vesting 11 February 2019), and 976 NV shares and 1,098 PLC shares from reinvested dividends accrued in prior years in respect of awards.
(d)	Reflects reinvested dividend equivalents accrued during 2017, subject to the same performance conditions as the underlying GSIP shares.
(e)	The 14 February 2014 grant vested on 14 February 2017 at 70% for Paul Polman and 84% for Graeme Pitkethly. In accordance with Unilever’s existing remuneration policy, Executive Directors are able to choose whether they receive any shares due to vest under GSIP in PLC or NV shares or an equal number of shares in each. Paul Polman elected for share choice and chose to receive his shares in the form of 100% NV shares. Therefore, upon vesting, his 14 February 2014 PLC award was cancelled and converted and delivered to him as 33,749 NV shares (resulting in a total vesting for the 14 February grant of 67,186 NV shares). Graeme Pitkethly elected to receive his shares in the form of an equal number of shares in each of PLC and NV.

www.unilever.com/ara2016/downloads (existing remuneration policy set out in Annual Report & Accounts 2016)

On 16 February 2018, under the GSIP Paul Polman received an award of 26,209 NV and 26,209 PLC performance-related shares, and Graeme Pitkethly received an award of 12,772 NV and 12,772 PLC performance-related shares.

70	Governance Report	Annual Report on Form 20-F 2017

EXECUTIVE DIRECTORS’ SERVICE CONTRACTS

Starting dates of our Executive Directors’ service contracts:

•	Paul Polman: 1 October 2008 (signed on 7 October 2008); and
•	Graeme Pitkethly: 1 October 2015 (signed on 16 December 2015).

Service contracts are available to shareholders to view at the AGMs or on request from the Group Secretary, and can be terminated with 12 months’ notice from Unilever or six months’ notice from the Executive Director. A payment in lieu of notice can be made of no more than one year’s base salary, fixed allowance and other benefits. Other payments that can be made to Executive Directors in the event of loss of office are disclosed in our existing Remuneration Policy which is available on our website, and in our Remuneration Policy detailed above (in the event of its approval by shareholders).

www.unilever.com/ara2016/downloads (existing remuneration policy set out in Annual Report & Accounts 2016)

PAYMENTS TO FORMER DIRECTORS / PAYMENTS FOR LOSS OF OFFICE

There have been no payments to former Directors or payments for loss of office during the year.

IMPLEMENTATION OF THE REMUNERATION POLICY IN 2018 FOR NON-EXECUTIVE DIRECTORS

The Committee reviewed Non-Executive Director fee levels in 2017 against established external benchmarks, and noted that fee levels had essentially remained unchanged for six years (with the exception of Chairman and Vice Chairman fee levels, which had been adjusted on succession in those positions). Accordingly, the Committee recommended updating Non-Executive Director fee levels as set out in the table below, to be implemented with effect from the 2018 AGMs (with fees paid 50% by each of Unilever N.V. and Unilever PLC, at a constant GBP:EUR exchange rate of £1 = €1.2817):

Roles and responsibilities	Current Annual Fee £	Proposed Increase £ p.a.	Revised Annual Fee £	Revised Annual Fee €
Basic Non-Executive Director Fee	75,000	10,000	85,000	108,949
Chairman (all inclusive)	600,000	25,000	625,000	801,092
Vice Chairman (modular)	30,000	10,000	40,000	51,270
Member of Nominating and Corporate Governance Committee	10,000	5,000	15,000	19,226
Member of Compensation Committee	10,000	5,000	15,000	19,226
Member of Corporate Responsibility Committee	10,000	5,000	15,000	19,226
Member of Audit Committee	15,000	5,000	20,000	25,635
Chair of Nominating and Corporate Governance Committee	20,000	10,000	30,000	38,452
Chair of Compensation Committee	20,000	10,000	30,000	38,452
Chair of Corporate Responsibility Committee	20,000	10,000	30,000	38,452
Chair of Audit Committee	30,000	10,000	40,000	51,270

All reasonable travel and other expenses incurred by Non-Executive Directors in the course of performing their duties are considered to be business expenses. Non-Executive Directors also receive expenses relating to the attendance of the Director’s spouse or partner, when they are invited by Unilever.

Annual Report on Form 20-F 2017	Governance Report	71

DIRECTORS’ REMUNERATION REPORT CONTINUED

SINGLE FIGURE OF REMUNERATION IN 2017 FOR NON-EXECUTIVE DIRECTORS

The table below shows a single figure of remuneration for each of our Non-Executive Directors, for the years 2016 and 2017.

			2017					2016
Non-Executive Director	Fees €’000	(a)	Benefits €’000	(b)	Total remuneration €’000	Fees €’000	(a)	Benefits €’000	(b)	Total remuneration €’000
Marijn Dekkers(c)	727		13		740	502		18		520
Michael Treschow(d)(h)	–		–		–	230		5		235
Nils Andersen	109		3		112	111		17		128
Laura Cha	107		–		107	119		–		119
Vittorio Colao	103		–		103	107		–		107
Louise Fresco(g)	38		–		38	119		–		119
Ann Fudge(f)	151		24		175	157		–		157
Judith Hartmann	109		3		112	113		9		122
Mary Ma	105		–		105	113		–		113
Strive Masiyiwa(e)	111		–		111	71		–		71
Youngme Moon	103		–		103	71		–		71
Hixonia Nyasulu(h)	–		–		–	38		–		38
John Rishton(i)	127		–		127	132		8		140
Feike Sijbesma(j)	127		–		127	132		–		132
Total	1,917		43		1,960	2,015		57		2,072

(a)	This includes fees received from NV in euros and PLC in sterling for 2016 and 2017 respectively. Includes basic Non-Executive Director fee and Committee chairmanship and/or membership.
(b)	The only benefit received relates to travel by spouses or partners where they are invited by Unilever.
(c)	Chairman with effect from 21 April 2016.
(d)	Chairman until 21 April 2016.
(e)	Chair, Corporate Responsibility Committee from 27 April 2017.
(f)	Vice Chairman and Chair of the Compensation Committee.
(g)	Chair, Corporate Responsibility Committee until 27 April 2017 (retired from the Boards at the April 2017 AGMs).
(h)	Retired from the Boards at the April 2016 AGMs.
(i)	Chair, Audit Committee.
(j)	Chair, Nominating and Corporate Governance Committee.

We do not grant our Non-Executive Directors any personal loans or guarantees, nor are they entitled to any severance payments.

NON-EXECUTIVE DIRECTORS’ INTERESTS IN SHARES

Non-Executive Directors are encouraged to build up a personal shareholding of at least 1 x their annual fees over the five years from 1 January 2012 (or appointment if later). The table shows the interests in NV and PLC ordinary shares of Non-Executive Directors and their connected persons as at 31 December 2017. There has been no change in these interests between 31 December 2017 and 21 February 2018 (other than Laura Cha, who bought 2,000 NV shares on 2 February 2018 at a share price of €47.11).

	Share type	Shares held at 1 January 2017	Shares held at 31 December 2017
Marijn Dekkers	NV NY	20,000	20,000
	PLC ADRs	-	-
Nils Andersen	NV	6,014	6,014
	PLC	-	-
Laura Cha	NV	310	660
	PLC	208	858
Vittorio Colao	NV	3,600	4,600
	PLC	-	-
Louise Fresco	NV	1,800	1,800	(a)
	PLC	-	-	(a)
Ann Fudge	NV NY	196	282
	PLC ADRs	5,000	5,000

	Share type	Shares held at 1 January 2017	Shares held at 31 December 2017
Judith Hartmann	NV	1,000	2,500
	PLC	-	-
Mary Ma	NV	-	860
	PLC	400	860
Strive Masiyiwa	NV	-	-
	PLC	-	1,130
Youngme Moon	NV NY	2,000	2,000
	PLC ADRs	-	-
John Rishton	NV	3,340	3,340
	PLC	-	2,000
Feike Sijbesma	NV	10,000	10,000
	PLC	-	-

(a)	Shares held at 27 April 2017 (the date by which Louise Fresco retired from the Boards).

72	Governance Report	Annual Report on Form 20-F 2017

NON-EXECUTIVE DIRECTORS’ LETTERS OF APPOINTMENT

All Non-Executive Directors were reappointed to the Boards at the 2017 AGMs, with the exception of Louise Fresco (who retired from the Boards in 2017).

Non-Executive Director	Date first appointed to the Board	Effective date of current appointment	(a)
Marijn Dekkers	21 April 2016	27 April 2017
Nils Andersen	30 April 2015	27 April 2017
Laura Cha	15 May 2013	27 April 2017
Vittorio Colao	1 July 2015	27 April 2017
Louise Fresco	14 May 2009	n/a
Ann Fudge	14 May 2009	27 April 2017
Judith Hartmann	30 April 2015	27 April 2017
Mary Ma	15 May 2013	27 April 2017
Strive Masiyiwa	21 April 2016	27 April 2017
Youngme Moon	21 April 2016	27 April 2017
John Rishton	15 May 2013	27 April 2017
Feike Sijbesma	1 November 2014	27 April 2017

(a)	The unexpired term for all Non-Executive Directors’ letters of appointment is the period up to the 2018 AGMs, as they all, unless they are retiring, submit themselves for annual reappointment.

OTHER DISCLOSURES RELATED TO DIRECTORS’ REMUNERATION

SERVING AS A NON-EXECUTIVE ON THE BOARD OF ANOTHER COMPANY

Executive Directors serving as non-executive directors on the boards of other companies are permitted to retain all remuneration and fees earned from outside directorships subject to a maximum of one outside listed directorship (see ‘Independence and Conflicts’ on page 35 for further details).

Paul Polman is a non-executive director of DowDuPont Inc. (formerly The Dow Chemical Company) and received an annual fee of €102,399 ($115,000) based on the average exchange rate over the year 2017 of €1 = $0.8904. In addition, he received a restricted award of 2,750 ordinary shares with a nominal value of $2.50 per share in the capital of DowDuPont Inc. The shares include the rights to vote and to receive dividends thereon. The shares cannot be sold or transferred until Paul Polman leaves the board of directors of DowDuPont Inc., and in any case not earlier than 12 May 2019.

NINE-YEAR HISTORICAL TOTAL SHAREHOLDER RETURN (TSR) PERFORMANCE

The graph below includes:

•	growth in the value of a hypothetical £100 holding over nine years’ FTSE 100 comparison based on 30-trading-day average values; and
•	growth in the value of a hypothetical €100 investment over nine years’ AEX comparison based on 30-trading-day average values.

The Committee has decided to show Unilever’s performance against the FTSE 100 Index, London and also the Euronext 100 index (AEX), Amsterdam as these are the most relevant indices in the UK and the Netherlands where we have our principal listings. Unilever is a constituent of both these indices.

Annual Report on Form 20-F 2017	Governance Report	73

DIRECTORS’ REMUNERATION REPORT CONTINUED

CEO SINGLE FIGURE NINE-YEAR HISTORY

The table below shows the nine-year history of the CEO single figure of total remuneration:

	2009	2010	2011	2012	2013	2014	2015	2016	2017
CEO
Single figure of total remuneration (€‘000)	3,859	6,292	6,010	7,852	7,740	9,561	10,296	8,370	11,661
Annual bonus award rates against maximum opportunity	82%	80%	68%	100%	78%	66%	92%	92%	100%
GSIP performance shares vesting rates against maximum opportunity	n/a	47%	44%	55%	64%	61%	49%	35%	74%
MCIP matching shares vesting rates against maximum opportunity	n/a	n/a	n/a	n/a	n/a	81%	65%	47%	99%
Share Matching Plan vesting rates against maximum opportunity(a)	100%	100%	n/a	n/a	n/a	n/a	n/a	n/a	n/a

(a)	Shown in year of award.

PERCENTAGE CHANGE IN REMUNERATION OF EXECUTIVE DIRECTORS (CEO/CFO)

The table below shows the percentage change from 2016 to 2017 for base salary, bonus and benefits (excluding pension) for the CEO, CFO and all UK and Dutch management in Unilever. The subset of UK and Dutch management has been used as a fair representation of our dual listing status.

% change from 2016 to 2017	Salary	Bonus	Benefits (not including pension)
CEO(a)(b)	-6.9%	0.8%	5.0%
CFO(a)(c)	-2.2%	21.1%	-5.5%
UK and Dutch management(d)	3.0%	31.4%	5.6%

(a)	Calculated using the data from the Executive Directors’ single figure table on page 65 (for information on exchange rates please see the footnotes in that table).
(b)	It is noted that although the CEO’s salary has decreased in the above table, this is due to currency movements, rather than any change in remuneration amounts, as his salary denominated in sterling remained the same in 2016 and 2017.
(c)	To enable meaningful comparison of the CFO’s pay between 2016 and 2017, the CFO’s 2016 salary and benefits (as disclosed in the 2016 Directors’ Remuneration Report, page 67) have been extrapolated to cover the whole year from 1 January to 31 December 2016, notwithstanding that Graham Pitkethly was only appointed as an Executive Director of the Boards of NV and PLC (and paid as such) with effect from 21 April 2016. The CFO’s year-on-year change in bonus is driven by a higher bonus performance ratio and higher personal performance multiplier for 2017.
(d)	Figures for UK and Dutch management have also been affected by significant changes in the average sterling:euro exchange rates for 2016 and 2017, and a higher bonus performance ratio (with benefits also increasing due to the introduction of the new Reward Framework for our ‘Top 500’ managers in 2017).

EXECUTIVE DIRECTORS (CEO/CFO) PAY RATIO COMPARISON

The table below provides a more detailed breakdown of the fixed and variable pay elements (excluding pension) for each of our UK and Dutch management Work Levels, showing how each management Work Level compares to the CEO and CFO in 2017 (with equivalent figures from 2016 included in the adjacent table for comparison purposes).

74	Governance Report	Annual Report on Form 20-F 2017

Figures for the CEO and CFO are calculated using the data from the Executive Directors’ single figure table on page 65. To enable meaningful comparison of the CFO’s pay between 2016 and 2017, the CFO’s 2016 salary and benefits (as disclosed in the 2016 Directors’ Remuneration Report, page 67) have been extrapolated to cover the whole year from 1 January to 31 December 2016, notwithstanding that Graeme Pitkethly was only appointed as an Executive Director of the Boards of NV and PLC (and paid as such) with effect from 21 April 2016; we have used the CFO’s actual variable pay figures for the relevant years (which reflect his lower awards and vesting rates for GSIP and MCIP prior to being promoted to CFO, as set out on page 67 above for 2017 and in the 2016 Directors’ Remuneration Report, page 69). We have applied a similar approach for WL6, calculating averages based on actual variable pay awards and corresponding vesting rates.

Variable pay figures for our other management Work Levels WL2-5 are calculated using: target annual bonus values multiplied by the actual bonus performance ratio for the respective year (so disregarding personal performance multipliers, which equal out across the population as a whole); target GSIP values (multiplied by the actual GSIP performance ratio for the respective year, based on closing share prices on the vesting date); and MCIP values calculated at an average 45% investment of bonus for WL3 employees and 60% for WL4-5 employees (with vesting again at actual MCIP performance ratio, based on closing share prices on the vesting date).

Changes in pay ratios between 2016 and 2017 reflect a higher bonus performance ratio in 2017 (122%, compared to 110% in 2016), and higher GSIP and MCIP vesting outcomes (which play an increasing part in total reward from WL3 upwards, particularly with the introduction of the new Reward Framework for our WL4-6 employees in 2017). As the new Reward Framework is rolled out to WL3 employees and an invitation to participate in MCIP is extended to WL2 employees in 2018, we expect to see this reflected in future charts accordingly. Year-on-year comparisons also reflect significant changes in the average sterling:euro exchange rates for 2016 and 2017; where relevant, amounts for 2017 have been translated using the average exchange rate over 2017 (€1 = £0.8756), and amounts for 2016 have been translated using the average exchange rate over 2016 (€1 = £0.8152).

For this comparison, pension costs have been excluded for UK and Dutch management staff because these include some defined benefit pension plan elements, the actual cost of which to the company varies year by year. For the Executive Directors, pension costs are a proportionately smaller element of the total compensation package (see single figure table on page 65) than for UK and Dutch management staff. Excluding pension costs in this comparison consequently increases the pay ratio relative to WL2-4.

RELATIVE IMPORTANCE OF SPEND ON PAY

The chart below shows the relative spend on pay compared with dividends paid to Unilever shareholders and underlying earnings. Underlying earnings represent the underlying profit attributable to Unilever shareholders, adjusted to eliminate various items, and provides a good reference point to compare spend on pay.

*	In calculating underlying profit attributable to shareholders’ equity, net profit attributable to shareholders’ equity is adjusted to eliminate the post-tax impact of non-underlying items in operating profit and any other significant unusual terms within net profit but not operating profit (see note 7 on page 107 for details).

THE COMPENSATION COMMITTEE

The Committee’s membership was further refreshed in 2017. Ann Fudge (Chair), Marijn Dekkers and Vittorio Colao all served throughout this period, while Strive Masiyiwa stepped down from the Committee on 27 April 2017, with his place being taken by Mary Ma on the same date.

The Committee reviewed its terms of reference during the year. The Committee’s revised terms of reference are contained within ‘The Governance of Unilever’, and are also set out on our website.

www.unilever.com/investor-relations/agm-and-corporate-governance/

As part of the Board evaluation carried out in 2017, the Boards evaluated the performance of the Committee. The Committee also carried out an assessment of its own performance in 2017. While overall the Committee members concluded that the Committee is performing effectively, the Committee has agreed to further enhance its effectiveness by reviewing progress in implementing the new Reward Framework below senior management levels, adding a knowledge session for HR/compensation strategy for 2018, and considering the skill mix of members in the context of Committee Chair succession.

Annual Report on Form 20-F 2017	Governance Report	75

DIRECTORS’ REMUNERATION REPORT CONTINUED

ADVISERS

While it is the Committee’s responsibility to exercise independent judgement, the Committee does request advice from management and professional advisers, as appropriate, to ensure that its decisions are fully informed given the internal and external environment.

The Committee appointed Tom Gosling of PricewaterhouseCoopers (PwC) following a tender process to provide independent advice on various matters it considered. During 2017, the wider PwC firm has also provided tax and consultancy services to Unilever including tax compliance, transfer pricing, other tax-related services, contract compliance reviews, internal audit advice and secondees, third-party risk and compliance advice, cyber security advice, sustainability assurance and consulting; PwC has also been assisting with financial due diligence on M&A transactions undertaken by the Unilever Group. PwC is a member of the Remuneration Consultants Group and, as such, voluntarily operates under the code of conduct in relation to executive remuneration consulting in the UK, which is available online.

www.remunerationconsultantsgroup.com	(Code of Conduct: Executive Remuneration Consulting)

The Committee is satisfied that the PwC engagement partner and team, which provide remuneration advice to the Committee, do not have connections with Unilever N.V. or Unilever PLC that might impair their independence. The Committee reviewed the potential for conflicts of interest and judged that there were appropriate safeguards against such conflicts. The fees paid to PwC in relation to advice provided to the Committee in the year to 31 December 2017 were £59,400. This figure is calculated based on time spent and expenses incurred for the majority of advice provided, but on occasion for specific projects a fixed fee may be agreed.

During the year, the Committee also sought input from the CEO (Paul Polman), the Chief Human Resources Officer (Leena Nair) and the EVP Global Head of Reward (Peter Newhouse) on various subjects including the remuneration of senior management. No individual Executive Director was present when their own remuneration was being determined to ensure a conflict of interest did not arise, although the Committee has separately sought and obtained Executive Directors’ own views when determining the amount and structure of their remuneration before recommending individual packages to the Board for approval. The Committee also received legal and governance advice from the former Group Secretary (Tonia Lovell) and General Counsel - Executive Remuneration & Employment (Margot Fransen).

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

Voting outcome (% of votes)		For	Against

2016 Directors’ Remuneration Report (excluding the Directors’ Remuneration Policy) (2017 AGM)(a)	PLC	98.14%	1.86%

2016 Directors’ Remuneration Policy (2017 AGM)(b)	PLC	95.83%	4.17%

2016 Directors’ Remuneration Policy (2017 AGM)(c)	NV	97.90%	2.10%

(a)	7,780,454 votes were withheld (approximately 0.61% of share capital).

(b)	1,634,396 votes were withheld (approximately 0.13% of share capital).

(c)	131,936,737 votes were withheld (approximately 7.05% of share capital).

The Directors’ Remuneration Report is not subject to a shareholder vote in the Netherlands. It has been approved by the Boards, and signed on their behalf by Ritva Sotamaa, Chief Legal Officer and Group Secretary.

76	Governance Report	Annual Report on Form 20-F 2017

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

INDEPENDENT AUDITORS AND DISCLOSURE OF INFORMATION TO AUDITORS

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

DIRECTORS’ RESPONSIBILITY STATEMENT

Each of the Directors confirms that, to the best of his or her knowledge:

•	The Unilever Annual Report and Accounts 2017, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Group’s position and performance, business model and strategy;
•	The financial statements which have been prepared in accordance with International Financial Reporting Standards as adopted by the EU and as issued by the International Accounting Standards Board (in the case of the consolidated financial statements) and Financial Reporting Standard 101 ‘Reduced Disclosure Framework’ (FRS 101) and UK accounting standards and Part 9 of Book 2 of the Dutch Civil Code (in the case of the NV parent company accounts), give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group and the undertakings included in the consolidation taken as a whole; and
•	The Strategic Report includes a fair review of the development and performance of the business and the position of the Group and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

The Directors and their roles are listed on pages 3 and 34.

GOING CONCERN

The activities of the Group, together with the factors likely to affect its future development, performance, the financial position of the Group, its cash flows, liquidity position and borrowing facilities are described on pages 1 to 25. In addition, we describe in notes 15 to 18 on pages 115 to 130 the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities and its exposures to credit and liquidity risk. Although not assessed over the same period as going concern, the viability of the Group has been assessed on page 27.

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

INTERNAL AND DISCLOSURE CONTROLS AND PROCEDURES

Please refer to page 27 for a discussion of Unilever’s principal risk factors and to pages 28 to 31 for commentary on the Group’s approach to risk management and control.

Annual Report on Form 20-F 2017	Financial Statements	77

INDEPENDENT AUDITORS’ REPORTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS

UNILEVER N.V. AND UNILEVER PLC

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of the Unilever Group (Unilever N.V. and Unilever PLC, together with their subsidiaries) as of 31 December 2017 and 2016, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended 31 December 2017 and the related notes on pages 86 to 145 of the Unilever Group’s Annual Report (excluding note 26 on page 137) and the Guarantor financial information included in the Guarantor Statements on pages 170 to 174 of this Form 20-F (hereafter referred to as ‘Consolidated Financial Statements’). We also have audited the Unilever Group’s internal control over financial reporting as of 31 December 2017, based on criteria established in the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of the Unilever Group as of 31 December 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended 31 December 2017, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and in conformity with IFRS as adopted by the European Union. Also in our opinion, the Unilever Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2017, based on criteria established in Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Unilever Group acquired Carver Korea Co, Ltd, Mae Terra, TAZO, Sundial, and Schmidt’s Naturals on 1 November 2017, 1 December 2017, 11 December 2017, 18 December 2017 and 31 December 2017, respectively, and management excluded from its assessment of the effectiveness of the Unilever Group’s internal control over financial reporting as of 31 December 2017, Carver Korea Co, Ltd, Mae Terra, TAZO, Sundial, and Schmidt’s Naturals’ internal control over financial reporting associated with approximately 7.8% of Unilever Group’s total assets as at 31 December 2017 and approximately 0.17% of Unilever Group’s turnover included in the Consolidated Financial Statements of the Unilever Group as of and for the year ended 31 December 2017. Our audit of internal control over financial reporting of the Unilever Group also excluded an evaluation of the internal control over financial reporting of Carver Korea Co, Ltd, Mae Terra, TAZO, Sundial, and Schmidt’s Naturals.

BASIS FOR OPINION

The Unilever Group’s management is responsible for these Consolidated Financial Statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting included on page 168 of this Form 20-F. Our responsibility is to express an opinion on the Unilever Group’s Consolidated Financial Statements and an opinion on the Unilever Group’s internal control over financial reporting based on our audits. We are public accounting firms registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the Consolidated Financial Statements included performing procedures to assess the risks of material misstatement of the Consolidated Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Consolidated Financial Statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Consolidated Financial Statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

DEFINITION AND LIMITATIONS OF INTERNAL CONTROL OVER FINANCIAL REPORTING

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP	KPMG Accountants N.V.
London, United Kingdom /s/ KPMG LLP	Amsterdam, the Netherlands /s/ KPMG Accountants N.V.

We have served as auditors of the Unilever Group since 2014 23 February 2018

78	Financial Statements	Annual Report on Form 20-F 2017

THIS PAGE INTENTIONALLY

LEFT BLANK

Annual Report on Form 20-F 2017	Financial Statements	79

THIS PAGE INTENTIONALLY

LEFT BLANK

80	Financial Statements	Annual Report on Form 20-F 2017

THIS PAGE INTENTIONALLY

LEFT BLANK

Annual Report on Form 20-F 2017	Financial Statements	81

THIS PAGE INTENTIONALLY

LEFT BLANK

82	Financial Statements	Annual Report on Form 20-F 2017

THIS PAGE INTENTIONALLY

LEFT BLANK

Annual Report on Form 20-F 2017	Financial Statements	83

THIS PAGE INTENTIONALLY

LEFT BLANK

84	Financial Statements	Annual Report on Form 20-F 2017

THIS PAGE INTENTIONALLY

LEFT BLANK

Annual Report on Form 20-F 2017	Financial Statements	85

CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP

CONSOLIDATED INCOME STATEMENT

for the year ended 31 December

	Notes	€ million 2017	€ million 2016	€ million 2015
Turnover	2	53,715	52,713	53,272

Operating profit	2	8,857	7,801	7,515

After (charging)/crediting non-underlying items	3	(543)	(823)	(796)

Net finance costs	5	(877)	(563)	(493)
Finance income		157	115	144
Finance costs		(556)	(584)	(516)
Pensions and similar obligations		(96)	(94)	(121)
Net finance cost non-underlying items	3	(382)	-	-

Share of net profit/(loss) of joint ventures and associates	11	155	127	107
Other income/(loss) from non-current investments and associates		18	104	91

Profit before taxation		8,153	7,469	7,220

Taxation	6A	(1,667)	(1,922)	(1,961)
After crediting tax impact of non-underlying items	3	655	213	180

Net profit		6,486	5,547	5,259

Attributable to:
Non-controlling interests		433	363	350
Shareholders’ equity		6,053	5,184	4,909

Combined earnings per share	7
Basic earnings per share (€)		2.16	1.83	1.73
Diluted earnings per share (€)		2.15	1.82	1.72

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December

	Notes	€ million 2017	€ million 2016	€ million 2015
Net profit		6,486	5,547	5,259

Other comprehensive income	6C
Items that will not be reclassified to profit or loss:
Remeasurement of defined benefit pension plans net of tax	15B	1,282	(980)	884

Items that may be reclassified subsequently to profit or loss:
Currency retranslation gains/(losses) net of tax(a)	15B	(983)	217	(481)
Fair value gains/(losses) on financial instruments net of tax	15B	(75)	(15)	100

Total comprehensive income		6,710	4,769	5,762

Attributable to:
Non-controlling interests		381	374	357
Shareholders’ equity		6,329	4,395	5,405

(a)	Includes fair value gains/(losses) on net investment hedges and exchange differences in net investments in foreign operations of €(909) million (2016: €(365) million; 2015: €617 million).

References in the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated balance sheet and consolidated cash flow statement relate to notes on pages 90 to 145, which form an integral part of the consolidated financial statements.

86	Financial Statements	Annual Report on Form 20-F 2017

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Consolidated statement of changes in equity	Called up share capital	Share premium account	Other reserves	Retained profit	Total	Non- controlling interests	Total equity
31 December 2014	484	145	(7,538)	20,560	13,651	612	14,263
Profit or loss for the period	-	-	-	4,909	4,909	350	5,259
Other comprehensive income net of tax:
Fair value gains/(losses) on financial instruments	-	-	100	-	100	-	100
Remeasurement of defined benefit pension plans net of tax	-	-	-	882	882	2	884
Currency retranslation gains/(losses)	-	-	(377)	(109)	(486)	5	(481)
Total comprehensive income	-	-	(277)	5,682	5,405	357	5,762
Dividends on ordinary capital	-	-	-	(3,404)	(3,404)	-	(3,404)
Movements in treasury shares(b)	-	-	6	(282)	(276)	-	(276)
Share-based payment credit(c)	-	-	-	150	150	-	150
Dividends paid to non-controlling interests	-	-	-	-	-	(326)	(326)
Currency retranslation gains/(losses) net of tax	-	7	-	-	7	-	7
Other movements in equity	-	-	(7)	(87)	(94)	-	(94)
31 December 2015	484	152	(7,816)	22,619	15,439	643	16,082
Profit or loss for the period	-	-	-	5,184	5,184	363	5,547
Other comprehensive income net of tax:
Fair value gains/(losses) on financial instruments	-	-	(15)	-	(15)	-	(15)
Remeasurement of defined benefit pension plans net of tax	-	-	-	(980)	(980)	-	(980)
Currency retranslation gains/(losses)	-	-	189	17	206	11	217
Total comprehensive income	-	-	174	4,221	4,395	374	4,769
Dividends on ordinary capital	-	-	-	(3,600)	(3,600)	-	(3,600)
Movements in treasury shares(b)	-	-	(45)	(213)	(258)	-	(258)
Share-based payment credit(c)	-	-	-	198	198	-	198
Dividends paid to non-controlling interests	-	-	-	-	-	(364)	(364)
Currency retranslation gains/(losses) net of tax	-	(18)	-	-	(18)	-	(18)
Other movements in equity	-	-	244	(46)	198	(27)	171
31 December 2016	484	134	(7,443)	23,179	16,354	626	16,980
Profit or loss for the period	-	-	-	6,053	6,053	433	6,486
Other comprehensive income net of tax:
Fair value gains/(losses) on financial instruments	-	-	(76)	-	(76)	1	(75)
Remeasurement of defined benefit pension plans net of tax	-	-	-	1,282	1,282	-	1,282
Currency retranslation gains/(losses)	-	-	(903)	(27)	(930)	(53)	(983)
Total comprehensive income	-	-	(979)	7,308	6,329	381	6,710
Dividends on ordinary capital	-	-	-	(3,916)	(3,916)	-	(3,916)
Repurchase of shares(a)	-	-	(5,014)	-	(5,014)	-	(5,014)
Other movements in treasury shares(b)	-	-	(30)	(174)	(204)	-	(204)
Share-based payment credit(c)	-	-	-	284	284	-	284
Dividends paid to non-controlling interests	-	-	-	-	-	(345)	(345)
Currency retranslation gains/(losses) net of tax	-	(4)	-	-	(4)	-	(4)
Other movements in equity	-	-	(167)	(33)	(200)	96	(104)
31 December 2017	484	130	(13,633)	26,648	13,629	758	14,387

(a)	Repurchase of shares reflects the cost of acquiring ordinary shares as part of the share buyback programme announced on 6 April 2017 (refer note 24 on page 137). At 31 December 2017 these shares have not been cancelled and are recognised as treasury shares.
(b)	Includes purchases and sales of treasury shares other than the share buyback programme, and transfer from treasury shares to retained profit of share-settled schemes arising from prior years and differences between exercise and grant price of share options.
(c)	The share-based payment credit relates to the non-cash charge recorded in operating profit in respect of the fair value of share options and awards granted to employees.

Annual Report on Form 20-F 2017	Financial Statements	87

CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

CONSOLIDATED BALANCE SHEET

as at 31 December

	Notes	€ million 2017	€ million 2016
Assets
Non-current assets
Goodwill	9	16,881	17,624
Intangible assets	9	11,520	9,809
Property, plant and equipment	10	10,411	11,673
Pension asset for funded schemes in surplus	4B	2,173	694
Deferred tax assets	6B	1,085	1,354
Financial assets	17A	675	673
Other non-current assets	11	557	718
		43,302	42,545
Current assets
Inventories	12	3,962	4,278
Trade and other current receivables	13	5,222	5,102
Current tax assets		488	317
Cash and cash equivalents	17A	3,317	3,382
Other financial assets	17A	770	599
Assets held for sale	22	3,224	206
		16,983	13,884
Total assets		60,285	56,429
Liabilities
Current liabilities
Financial liabilities	15C	7,968	5,450
Trade payables and other current liabilities	14	13,426	13,871
Current tax liabilities		1,088	844
Provisions	19	525	390
Liabilities held for sale	22	170	1
		23,177	20,556
Non-current liabilities
Financial liabilities	15C	16,462	11,145
Non-current tax liabilities		118	120
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	4B	1,225	2,163
Unfunded schemes	4B	1,509	1,704
Provisions	19	794	1,033
Deferred tax liabilities	6B	1,913	2,061
Other non-current liabilities	14	700	667
		22,721	18,893
Total liabilities		45,898	39,449

Equity
Shareholders’ equity
Called up share capital	15A	484	484
Share premium account		130	134
Other reserves	15B	(13,633)	(7,443)
Retained profit		26,648	23,179
		13,629	16,354
Non-controlling interests		758	626
Total equity		14,387	16,980
Total liabilities and equity		60,285	56,429

These financial statements have been approved by the Directors.

The Board of Directors

23 February 2018

88	Financial Statements	Annual Report on Form 20-F 2017

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December

		€ million	€ million	€ million
	Notes	2017	2016	2015
Net profit		6,486	5,547	5,259
Taxation		1,667	1,922	1,961
Share of net profit of joint ventures/associates and other income/(loss) from non-current investments and associates		(173)	(231)	(198)
Net finance costs	5	877	563	493
Operating profit		8,857	7,801	7,515
Depreciation, amortisation and impairment		1,538	1,464	1,370
Changes in working capital:		(68)	51	720
Inventories		(104)	190	(129)
Trade and other receivables		(506)	142	2
Trade payables and other liabilities		542	(281)	847
Pensions and similar obligations less payments		(904)	(327)	(385)
Provisions less payments		200	65	(94)
Elimination of (profits)/losses on disposals		(298)	127	26
Non-cash charge for share-based compensation		284	198	150
Other adjustments		(153)	(81)	49
Cash flow from operating activities		9,456	9,298	9,351
Income tax paid		(2,164)	(2,251)	(2,021)
Net cash flow from operating activities		7,292	7,047	7,330

Interest received		154	105	119
Purchase of intangible assets		(158)	(232)	(334)
Purchase of property, plant and equipment		(1,509)	(1,804)	(1,867)
Disposal of property, plant and equipment		46	158	127
Acquisition of group companies, joint ventures and associates		(4,896)	(1,731)	(1,897)
Disposal of group companies, joint ventures and associates		561	30	199
Acquisition of other non-current investments		(317)	(208)	(78)
Disposal of other non-current investments		251	173	127
Dividends from joint ventures, associates and other non-current investments		138	186	176
(Purchase)/sale of financial assets		(149)	135	(111)
Net cash flow (used in)/from investing activities		(5,879)	(3,188)	(3,539)

Dividends paid on ordinary share capital		(3,916)	(3,609)	(3,331)
Interest and preference dividends paid		(470)	(472)	(579)
Net change in short-term borrowings		2,695	258	245
Additional financial liabilities		8,851	6,761	7,566
Repayment of financial liabilities		(2,604)	(5,213)	(6,270)
Capital element of finance lease rental payments		(14)	(35)	(14)
Buy back of preference shares	25	(448)	-	-
Repurchase of shares	24	(5,014)	-	-
Other movements on treasury shares		(204)	(257)	(276)
Other financing activities		(309)	(506)	(373)
Net cash flow (used in)/from financing activities		(1,433)	(3,073)	(3,032)

Net increase/(decrease) in cash and cash equivalents		(20)	786	759
Cash and cash equivalents at the beginning of the year		3,198	2,128	1,910
Effect of foreign exchange rate changes		(9)	284	(541)

Cash and cash equivalents at the end of the year	17A	3,169	3,198	2,128

The cash flows of pension funds (other than contributions and other direct payments made by the Group in respect of pensions and similar obligations) are not included in the Group cash flow statement.

Annual Report on Form 20-F 2017	Financial Statements	89

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

COMPANIES LEGISLATION AND ACCOUNTING STANDARDS

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and IFRIC Interpretations. They are also in compliance with IFRS as issued by the International Accounting Standards Board (IASB).

These financial statements are prepared under the historical cost convention unless otherwise indicated.

These financial statements have been prepared on a going concern basis. Refer to the going concern statement on page 77.

ACCOUNTING POLICIES

Accounting policies are included in the relevant notes to the consolidated financial statements. These are presented as text highlighted in grey on pages 93 to 145. The accounting policies below are applied throughout the financial statements.

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

The ordinary share capital of NV and PLC is translated in accordance with the Equalisation Agreement. The difference between the value for PLC and the value by applying the year-end rate of exchange is taken to other reserves (see note 15B on page 117).

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

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements requires management to make judgements and estimates in the application of accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and judgements are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future period affected.

The following judgements are those that management believe have the most significant effect on the amounts recognised in the Group’s financial statements:

•	Separate presentation of items in the income statement – certain items of income or expense are presented separately as non-underlying items. These are excluded in several of our performance measures, including underlying operating profit and underlying earnings per share due to their nature and/or frequency of occurrence. See note 3 for further details.
•	Disclosure of Spreads assets and liabilities – following the announcement to dispose of our Spreads business, management have assessed whether this would meet the criteria for presentation as a discontinued operation. As Spreads contribution to the overall group is approximately 6 % of group turnover and 2 % of total assets, management have concluded that it does not represent a separate major line of business, or component of the Group and so should not be presented as a discontinued operation. The Spreads assets and liabilities have been presented in the financial statements as held for sale – see note 22.

90	Financial Statements	Annual Report on Form 20-F 2017

1.	ACCOUNTING INFORMATION AND POLICIES CONTINUED

•	Utilisation of tax losses and recognition of other deferred tax assets – The Group operates in many countries and is subject to taxes in numerous jurisdictions. Management uses judgement to assess the recoverability of tax assets such as whether there will be sufficient future taxable profits to utilise losses – see note 6B.
•	Likelihood of occurrence of provisions and contingent liabilities – events can occur where there is uncertainity over future obligations. Judgement is required to determine if an outflow of economic resources is probable, or possible but not probable. Where it is probable, a liability is recognised and further judgement is used to determine the level of the provision. Where it is possible but not probable, further judgement is used to determine if the likelihood is remote, in which case no disclosures are provided; if the likelihood is not remote then judgement is used to determine the contingent liability disclosed. Unilever does not have provisions and contingent liabilities for the same matters. External advice is obtained for any material cases. See notes 6A, 19 and 20.

The following estimates are those that management believe have the most significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are:

•	Measurement of defined benefit obligations – the valuations of the Group’s defined benefit pension plan obligations are dependent on a number of assumptions. These include discount rates, inflation and life expectancy of scheme members. Details of these assumptions and sensitivities are in note 4B.
•	Assumptions used in discounted cash flow projections – estimates of future business performance, cash generation, long term growth and discount rates are used in our assessment of impairment of assets at the balance sheet date. Details of the estimates used in the impairment reviews for significant cash generating units are set out in note 9; no reasonably plausible changes in a key assumption would cause an impairment.
•	Measurement of consideration and assets and liabilities acquired as part of business combinations – contingent consideration depends on an acquired business achieving targets within a fixed period. Estimates of future performance are required to calculate the obligations at the time of acquisition and at each subsequent reporting date. See note 21 for further information. Additionally, estimates are required to value the assets and liabilities acquired in business combinations. Intangible assets such as brands are commonly a core part of an acquired business as they allow us to obtain more value than would otherwise be possible.

RECENT ACCOUNTING DEVELOPMENTS

ADOPTED BY THE GROUP

The Group applied for the first time amendments to the following standard from 1 January 2017. This did not have a material impact on the Group.

APPLICABLE STANDARD	KEY REQUIREMENTS	IMPACT ON GROUP

Amendments to IAS 7 ‘Statement of Cash Flows’	This change adds a new requirement to explain changes in liabilities related to financing activities.	The required disclosure has been included in note 15C.

All other standards or amendments to standards that have been issued by the IASB and were effective by 1 January 2017 were not applicable to Unilever.

Annual Report on Form 20-F 2017	Financial Statements	91

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

IFRS 9 ‘Financial Instruments’ Effective from the year ended 31 December 2018 The standard has been endorsed by the EU

This standard introduces new requirements in three areas:

Classification and measurement:

Financial assets will now be classified based on 1) the objective of the Group in holding the asset and 2) an assessment of whether the contractual cash flows are solely payments of principal and interest.

Impairment:

A new expected credit loss model will be used for calculating impairment on financial assets. A loss event does not have to occur before credit losses are recognised.

Hedge accounting:

New general hedge accounting requirements will allow hedge accounting based on the Group’s risk management policies rather than only prescribed scenarios.

During 2017, the Group concluded preparations for the new requirements in IFRS 9.

Classification and measurement:

The net effect, using 2017-year end balances, is that approximately €120 million of financial assets previously measured at fair value through equity will be measured at amortised cost. There are no other significant changes in classification.

Based on historic fair value movements of these assets, the impact on profit or loss will be immaterial.

There will be no impact on financial liabilities.

Impairment:

For trade receivables, we will make minor refinements to our calculation methodology to be more specific about ageing. The impact of applying this will be immaterial.

For other financial assets the expected impact of applying the new expected loss model will be immaterial.

Hedge accounting:

We have updated our hedge documentation to align with the requirements of IFRS 9 from 1 January 2018.

Our current hedge relationships will qualify as hedges on adoption of IFRS 9.

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

We have completed our review of the requirements of IFRS 15 against our existing accounting policies, in particular for trade expenditure, consignment stock, bad debts, other incentives and recognising license and franchise income.

As a result of our review we concluded that our current accounting policies are in line with the new standard.

IFRS 16 ‘Leases’ Effective from the year ended 31 December 2019 The standard has been endorsed by the EU

This standard changes the recognition, measurement, presentation and disclosure of leases. In particular it requires lessees to record all leases on the balance sheet with exemptions available for low value and short-term leases.

Due to the number of countries we operate in, significant work is required to estimate: the assets and liabilities that will need to be recognised on adoption of the new standard; the impact on Group profit; and reporting of cash flows.

In note 20, we outline that the Group has operating lease commitments of €2.5 billion. However, due to the changes in the definition of a lease term and potential embedded leases that we believe need to be identified and recognised on the balance sheet, it has not yet been possible to estimate the amount of right of use assets and lease liabilities that will be recognised on the balance sheet. We have also not yet decided which exemptions will be adopted.

During the year we have established a project team and begun an initial impact assessment exercise. We have also begun a review of the systems and processes that will need to be updated as a result of this change. We expect to conclude preparations by the end of 2018.

92	Financial Statements	Annual Report on Form 20-F 2017

1. ACCOUNTING INFORMATION AND POLICIES CONTINUED

In addition to the above, based on an initial review the Group does not currently believe adoption of the following standard/amendments will have a material impact on the consolidated results or financial position of the Group.

APPLICABLE STANDARD	KEY REQUIREMENTS OR CHANGES IN ACCOUNTING POLICY
IFRIC 23 ‘Uncertainty over income tax treatments’ Effective from the year ended 31 December 2019

This interpretation clarifies how entities should reflect uncertainties over income tax treatments, such as when to determine separately or together. Based on preliminary work we estimate the impact will be immaterial, we are in the process of reviewing our existing arrangements to determine the impact on adoption.

IFRS 17 ‘Insurance Contracts’ Effective from the year ended 31 December 2021 The standard is not yet endorsed by the EU

This standard introduces a new model for accounting for insurance contracts. Based on preliminary work we estimate the impact will be immaterial, we are in the process of reviewing our existing arrangements to determine the impact on adoption.

Amendments to IAS 19 ‘Employee Benefits’ Effective from the year ended 31 December 2019 The standard is not yet endorsed by the EU

The change clarifies that following plan amendments, curtailment or settlements, current service and net interest costs for the remainder of the reporting period should be calculated in line with updated actuarial assumptions.

All other standards or amendments to standards that have been issued by the IASB and are effective from 1 January 2018 onwards are not applicable to Unilever.

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

UNDERLYING OPERATING PROFIT

Underlying operating profit means operating profit before the impact of non-underlying items within operating profit (see note 3). Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for the purpose of making decisions about allocating resources and assessing performance of segments. Underlying operating margin is calculated as underlying operating profit divided by turnover.

Annual Report on Form 20-F 2017	Financial Statements	93

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

2. SEGMENT INFORMATION CONTINUED

		€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Notes	Personal Care	Home Care	Home and Personal Care	Foods	Refresh- ment	Foods and Refresh- ment(a)	Total

2017
Turnover		20,697	10,574	31,271	12,512	9,932	22,444	53,715

Operating profit		4,103	1,138	5,241	2,275	1,341	3,616	8,857
Non-underlying items	3	272	150	422	196	(75)	121	543
Underlying operating profit		4,375	1,288	5,663	2,471	1,266	3,737	9,400

Share of net profit/(loss) of joint ventures and associates		8	4	12	7	136	143	155
Significant non-cash charges:
Within underlying operating profit:
Depreciation and amortisation		488	248	736	321	481	802	1,538
Share-based compensation and other non-cash charges(b)		164	79	243	96	78	174	417
Within non-underlying items:
Impairment and other non-cash charges(c)		80	48	128	76	115	191	319

2016
Turnover		20,172	10,009	30,181	12,524	10,008	22,532	52,713

Operating profit		3,704	949	4,653	2,180	968	3,148	7,801
Non-underlying items	3	329	137	466	214	143	357	823
Underlying operating profit		4,033	1,086	5,119	2,394	1,111	3,505	8,624

Share of net profit/(loss) of joint ventures and associates		(5)	1	(4)	4	127	131	127
Significant non-cash charges:
Within underlying operating profit:
Depreciation and amortisation		437	236	673	322	469	791	1,464

Share-based compensation and other non-cash charges(b)		134	86	220	76	59	135	355
Within non-underlying items:
Impairment and other non-cash charges(c)		74	45	119	75	49	124	243

2015
Turnover		20,074	10,159	30,233	12,919	10,120	23,039	53,272

Operating profit		3,637	740	4,377	2,298	840	3,138	7,515
Non-underlying items	3	314	115	429	170	197	367	796
Underlying operating profit		3,951	855	4,806	2,468	1,037	3,505	8,311

Share of net profit/(loss) of joint ventures and associates		(4)	-	(4)	4	107	111	107
Significant non-cash charges:
Within underlying operating profit:
Depreciation and amortisation		377	235	612	308	450	758	1,370
Share-based compensation and other non-cash charges(b)		125	76	201	72	57	129	330
Within non-underlying items:
Impairment and other non-cash charges(c)		142	58	200	41	96	137	337

(a)	Foods and Refreshment is expected to be reported together from 2018.
(b)	Other non-cash charges within underlying operating profit includes movements in provisions from underlying activities, excluding movements arising from non-underlying activities.
(c)	Other non-cash charges within non-underlying items includes movements in restructuring provisions, movements in certain legal provisions (in 2017 and 2015), and foreign exchange losses resulting from remeasurement of the Argentinian business (in 2016 and 2015) and Venezuelan business (in 2015).

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

94	Financial Statements	Annual Report on Form 20-F 2017

2. SEGMENT INFORMATION CONTINUED

The home countries of the Unilever Group are the Netherlands and the United Kingdom. Turnover and non-current assets for these two countries combined, for the United States (being the largest country outside the home countries) and for all other countries are:

	€ million	€ million	€ million	€ million
2017	Netherlands/ United Kingdom	United States	Others	Total
Turnover	3,849	8,532	41,334	53,715
Non-current assets(d)	3,781	11,820	23,768	39,369

2016
Turnover	3,819	8,263	40,631	52,713
Non-current assets(d)	4,770	11,696	23,358	39,824

2015
Turnover	4,157	7,956	41,159	53,272
Non-current assets(d)	4,878	9,674	22,336	36,888

(d)	Non-current assets excluding financial assets, deferred tax assets and pension assets for funded schemes in surplus. Non-current assets were reduced in all the geographies as a result of the reclassification of Spreads non-current assets to current assets - assets held for sale (refer to note 22); this was offset in the United States and other geographies by the impact of goodwill and intangible assets from acquisitions.

No other country had turnover or non-current assets (as shown above) greater than 10% of the Group total.

ADDITIONAL INFORMATION BY GEOGRAPHIES

Although the Group’s operations are managed by product area, we provide additional information based on geographies. The analysis of turnover by geographical area is stated on the basis of origin.

	€ million	€ million	€ million	€ million
	Asia/ AMET/RUB (e)	The Americas	Europe	Total
2017
Turnover	23,266	17,525	12,924	53,715

Operating profit	3,802	3,086	1,969	8,857
Non-underlying items	306	(23)	260	543
Underlying operating profit	4,108	3,063	2,229	9,400

Share of net profit/(loss) of joint ventures and associates	12	112	31	155
2016
Turnover	22,445	17,105	13,163	52,713

Operating profit	3,275	2,504	2,022	7,801
Non-underlying items	254	401	168	823
Underlying operating profit	3,529	2,905	2,190	8,624

Share of net profit/(loss) of joint ventures and associates	(2)	108	21	127
2015
Turnover	22,425	17,294	13,553	53,272

Operating profit	3,019	2,273	2,223	7,515
Non-underlying items	181	399	216	796
Underlying operating profit	3,200	2,672	2,439	8,311

Share of net profit/(loss) of joint ventures and associates	(1)	96	12	107

(e)	Refers to Asia, Africa, Middle East, Turkey, Russia, Ukraine and Belarus.

Transactions between the Unilever Group’s geographical regions are immaterial and are carried out on an arm’s length basis.

Annual Report on Form 20-F 2017	Financial Statements	95

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

3. OPERATING COSTS AND NON-UNDERLYING ITEMS

BRAND AND MARKETING INVESTMENT

Brand and marketing investment includes costs incurred for the purpose of building and maintaining brand equity and awareness. These include media, advertising production, promotional materials and engagement with consumers. These costs are charged to the income statement as incurred.

RESEARCH AND DEVELOPMENT

Expenditure on research and development includes staff costs, material costs, depreciation of property, plant and equipment and other costs directly attributable to research and product development activities. These costs are charged to the income statement as incurred.

NON-UNDERLYING ITEMS

Non-underlying items are costs and revenues relating to gains and losses on business disposals, acquisition and disposal-related costs, restructuring costs, impairments and other one-off items within operating profit, and other significant and unusual items within net profit but outside of operating profit, which we collectively term non-underlying items due to their nature and/or frequency of occurrence. These items are significant in terms of nature and/or amount and are relevant to an understanding of our financial performance.

Restructuring costs are charges associated with activities planned by management that significantly change either the scope of the business or the manner in which it is conducted.

	€ million	€ million	€ million
	2017	2016	2015
Turnover	53,715	52,713	53,272
Cost of sales	(30,547)	(30,229)	(30,808)
of which: Distribution costs	(3,241)	(3,246)	(3,358)

Gross profit	23,168	22,484	22,464
Selling and administrative expenses	(14,311)	(14,683)	(14,949)
of which: Brand and marketing investment	(7,566)	(7,731)	(8,003)
Research and development	(900)	(978)	(1,005)

Operating profit	8,857	7,801	7,515

NON-UNDERLYING ITEMS(a)

Non-underlying items are disclosed on the face of the income statement to provide additional information to users to help them better understand underlying business performance.

		€ million	€ million	€ million
	Notes	2017	2016	2015
Non-underlying items within operating profit before tax		(543)	(823)	(796)
Acquisition and disposal-related costs		(159)	(132)	(105)
Gain/(loss) on disposal of group companies(b)		334	(95)	(9)
Restructuring costs		(638)	(578)	(446)
Impairments and other one-off items(c)		(80)	(18)	(236)
Tax on non-underlying items within operating profit		77	213	180
Non-underlying items within operating profit after tax		(466)	(610)	(616)
Non-underlying items not in operating profit but within net profit before tax
Premium paid on buy back of preference shares	25	(382)	-	-
Tax impact of non-underlying items not in operating profit but within net profit		578	-	-
Tax on premium paid on buy back of preference shares (non deductible)		-	-	-
Impact of US tax reform	6A	578	-	-
Non-underlying items not in operating profit but within net profit after tax		196	-	-
Non-underlying items after tax(d)		(270)	(610)	(616)

Attributable to:
Non-controlling interest		(8)	(9)	(11)
Shareholders’ equity		(262)	(601)	(605)

(a)	Previously we have reported non-core items. From 2017 we report non-underlying items and have revised the presentation of 2016 and 2015 information.
(b)	2017 includes a gain of €309 million from the sale of AdeS soy beverage business in Latin America.
(c)	2017 includes an €80 million charge for legal cases in relation to investigations by national competition authorities including those within Italy and South Africa. 2016 includes €18 million in foreign exchange losses resulting from remeasurement of the Argentinian business (2015: €52 million). 2015 includes an €86 million charge for legal cases related to a number of investigations by local competition regulators, a €14 million charge relating to other one-off legal cases, and €84 million in foreign exchange losses resulting from remeasurement of the Venezuelan business.
(d)	Non-underlying items after tax is calculated as non-underlying items within operating profit after tax plus non-underlying items not in operating profit but within net profit after tax

96	Financial Statements	Annual Report on Form 20-F 2017

3. OPERATING COSTS AND NON-UNDERLYING ITEMS CONTINUED

OTHER

Other significant cost items within operating costs include:

		€ million	€ million	€ million
	Notes	2017	2016	2015
Staff costs	4A	(6,712)	(6,523)	(6,555)
Raw and packaging materials and goods purchased for resale		(21,579)	(21,122)	(21,543)
Amortisation of finite-life intangible assets and software	9	(365)	(310)	(273)
Depreciation of property, plant and equipment	10	(1,173)	(1,154)	(1,097)
Exchange gains/(losses):		(214)	(209)	(87)
On underlying transactions		(51)	(28)	(118)
On covering forward contracts		(163)	(181)	31
Lease rentals:		(557)	(531)	(534)
Minimum operating lease payments		(568)	(536)	(546)
Less: Sub-lease income relating to operating lease agreements		11	5	12

4. EMPLOYEES

4A. STAFF AND MANAGEMENT COSTS

	€ million	€ million	€ million
Staff costs	2017	2016	2015
Wages and salaries	(5,416)	(5,347)	(5,474)
Social security costs	(613)	(606)	(606)
Other pension costs	(399)	(372)	(325)
Share-based compensation costs	(284)	(198)	(150)
	(6,712)	(6,523)	(6,555)

	‘000	‘000	‘000
Average number of employees during the year	2017	2016	2015
Asia/AMET/RUB	93	95	97
The Americas	41	42	42
Europe	31	32	32
	165	169	171

	€ million	€ million	€ million
Key management compensation	2017	2016	2015
Salaries and short-term employee benefits	(34)	(31)	(34)
Post-employment benefits	-	(1)	(1)
Share-based benefits(a)	(20)	(17)	(30)
	(54)	(49)	(65)
Of which:Executive Directors	(14)	(13)	(18)
Other(b)	(40)	(36)	(47)

Non-Executive Directors’ fees	(2)	(2)	(2)
	(56)	(51)	(67)

(a)	Share-based benefits are shown on a vesting basis.
(b)	Other includes all members of the Unilever Leadership Executive, other than Executive Directors.

Key management are defined as the members of Unilever Leadership Executive (ULE) and the Non-Executive Directors. Compensation for the ULE includes the full year compensation for ULE members who joined part way through the year.

Annual Report on Form 20-F 2017	Financial Statements	97

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

All defined benefit plans are subject to regular actuarial review using the projected unit method, either by external consultants or by actuaries employed by Unilever. The Group policy is that the most material plans, representing approximately 85% of the defined benefit liabilities, are formally valued every year. Other material plans, accounting for a further 13% of the liabilities, have their liabilities updated each year. Group policy for the remaining plans requires a full actuarial valuation at least every three years. Asset values for all plans are updated every year.

For defined contribution plans, the charges to the income statement are the company contributions payable, as the company’s obligation is limited to the contributions paid into the plans. The assets and liabilities of such plans are not included in the balance sheet of the Group.

DESCRIPTION OF PLANS

The Group increasingly operates a number of defined contribution plans, the assets of which are held in external funds. In certain countries the Group operates defined benefit pension plans based on employee pensionable remuneration and length of service. The majority of defined benefit plans are either career average, final salary or hybrid plans and operate on a funded basis. Benefits are determined by the plan rules and are linked to inflation in some countries. Our largest plans are in the UK and Netherlands. In the UK, we operate a combination of an open career average defined benefit plan with a salary limit for benefit accrual, and a defined contribution plan. In the Netherlands, we operate a collective defined contribution plan for all new benefit accrual and a closed career average defined benefit plan for benefits built up to April 2015.

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

ASSUMPTIONS

With the objective of presenting the assets and liabilities of the pensions and other post-employment benefit plans at their fair value on the balance sheet, assumptions under IAS 19 are set by reference to market conditions at the valuation date. The actuarial assumptions used to calculate the benefit liabilities vary according to the country in which the plan is situated. The following table shows the assumptions, weighted by liabilities, used to value defined benefit plans (representing approximately 96% of total pension liabilities) and other post-employment benefits.

	31 December 2017		31 December 2016
	Defined benefit pension plans	Other post-employment benefit plans	Defined benefit pension plans	Other post-employment benefit plans
Discount rate	2.5%	4.2%	2.6%	4.8%
Inflation	2.5%	n/a	2.5%	n/a
Rate of increase in salaries	2.8%	3.0%	2.9%	3.0%
Rate of increase for pensions in payment (where provided)	2.4%	n/a	2.4%	n/a
Rate of increase for pensions in deferment (where provided)	2.6%	n/a	2.7%	n/a
Long-term medical cost inflation	n/a	5.3%	n/a	5.3%

98	Financial Statements	Annual Report on Form 20-F 2017

4B. PENSIONS AND SIMILAR OBLIGATIONS CONTINUED

The valuations of other post-employment benefit plans generally assume a higher initial level of medical cost inflation, which falls from 7% to the long-term rate within the next five years. Assumed healthcare cost trend rates have a significant effect on the amounts reported for healthcare plans.

For the most important pension plans, representing approximately 68% of all defined benefit plans liabilities, the assumptions used at 31 December 2017 and 2016 were:

	United Kingdom		Netherlands
	2017	2016	2017	2016
Discount rate	2.5%	2.7%	1.8%	1.8%
Inflation	3.1%	3.2%	1.7%	1.7%
Rate of increase in salaries	3.0%	3.1%	2.2%	2.2%
Rate of increase for pensions in payment (where provided)	3.0%	3.1%	1.7%	1.7%
Rate of increase for pensions in deferment (where provided)	3.0%	3.1%	1.7%	1.7%
Number of years a current pensioner is expected to live beyond age 65:
Men	22.1	22.5	22.5	21.8
Women	24.0	24.6	24.3	24.0
Number of years a future pensioner currently aged 45 is expected to live beyond age 65:
Men	22.6	23.8	24.6	24.1
Women	25.6	26.5	26.6	26.3

Demographic assumptions, such as mortality rates, are set with having regard to the latest trends in life expectancy (including expectations of future improvements), plan experience and other relevant data. These assumptions are reviewed and updated as necessary as part of the periodic actuarial valuation of the pension plans. The years of life expectancy for 2017 above have been translated from the following tables:

UK: The year of use S2 series all pensioners (‘S2PA’) tables have been adopted, which are based on the experience of UK pension schemes over the period 2004-2011. Scaling factors are applied reflecting the experience of our pension funds appropriate to the member’s gender and status. Future improvements in longevity have been allowed for in line with the 2016 CMI core projections (Sk = 7.5) and a 1% pa long-term improvement rate.

Netherlands: The Dutch Actuarial Society’s AG Prognosetafel 2016 table is used with correction factors (2017) to allow for the typically longer life expectancy for fund members relative to the general population. This table has an in-built allowance for future improvements in longevity.

The remaining defined benefit plans are considered immaterial. Their assumptions vary due to a number of factors including the currency and long term economic conditions of the countries where they are situated.

INCOME STATEMENT

The charge to the income statement comprises:

		€ million	€ million	€ million
	Notes	2017	2016	2015
Charged to operating profit:
Defined benefit pension and other benefit plans:
Current service cost		(245)	(226)	(271)
Employee contributions		18	17	17
Special termination benefits		(4)	(6)	(9)
Past service cost including (losses)/gains on curtailments		23	32	129
Settlements		4	(2)	6
Defined contribution plans		(195)	(187)	(197)
Total operating cost	4A	(399)	(372)	(325)
Finance income/(cost)	5	(96)	(94)	(121)
Net impact on the income statement (before tax)		(495)	(466)	(446)

STATEMENT OF COMPREHENSIVE INCOME

Amounts recognised in the statement of comprehensive income on the remeasurement of the net defined benefit liability.

	€ million	€ million	€ million
	2017	2016	2015
Return on plan assets excluding amounts included in net finance income/(cost)	1,475	1,877	(254)
Actuarial gains/(losses) arising from changes in demographic assumptions	222	(217)	(22)
Actuarial gains/(losses) arising from changes in financial assumptions	(210)	(2,963)	1,167
Experience gains/(losses) arising on pension plan and other benefit plan liabilities	133	82	233
Total of defined benefit costs recognised in other comprehensive income	1,620	(1,221)	1,124

Annual Report on Form 20-F 2017	Financial Statements	99

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

4B. PENSIONS AND SIMILAR OBLIGATIONS CONTINUED

BALANCE SHEET

The assets, liabilities and surplus/(deficit) position of the pension and other post-employment benefit plans at the balance sheet date were:

	€ million 2017		€ million 2016
	Pension plans	Other post- employment benefit plans	Pension plans	Other post- employment benefit plans
Fair value of assets	22,361	21	21,162	21
Present value of liabilities	(22,420)	(523)	(23,751)	(605)
Net liabilities	(59)	(502)	(2,589)	(584)
Pension liability net of assets	(59)	(502)	(2,589)	(584)
Of which in respect of:
Funded plans in surplus:
Liabilities	(17,132)	-	(5,833)	-
Assets	19,302	3	6,524	3
Aggregate surplus	2,170	3	691	3
Pension asset net of liabilities	2,170	3	691	3
Funded plans in deficit:
Liabilities	(4,267)	(35)	(16,783)	(36)
Assets	3,059	18	14,638	18
Pension liability net of assets	(1,208)	(17)	(2,145)	(18)
Unfunded plans:
Pension liability	(1,021)	(488)	(1,135)	(569)

A surplus is deemed recoverable to the extent that the Group can benefit economically from the surplus. Unilever assesses the maximum economic benefit available through a combination of refunds and reductions in future contributions in accordance with local legislation and individual financing arrangements with each of our funded defined benefit plans.

RECONCILIATION OF CHANGE IN ASSETS AND LIABILITIES

Movements in assets during the year:

	UK	Netherlands	Rest of world	€ million 2017 Total	UK	Netherlands	Rest of world	€ million 2016 Total
1 January	9,963	5,116	6,104	21,183	9,950	4,873	5,919	20,742
Employee contributions	-	1	17	18	-	-	17	17
Settlements	-	-	(8)	(8)	-	-	-	-
Actual return on plan assets (excluding amounts in net finance income/charge)	863	275	337	1,475	1,412	281	184	1,877
Interest income	270	91	179	540	329	120	215	664
Employer contributions	778	43	284	1,105	202	11	299	512
Benefit payments	(457)	(169)	(613)	(1,239)	(456)	(169)	(701)	(1,326)
Reclassification of benefits(a)	-	-	(1)	(1)	-	-	(2)	(2)
Currency retranslation	(379)	-	(312)	(691)	(1,474)	-	173	(1,301)
31 December	11,038	5,357	5,987	22,382	9,963	5,116	6,104	21,183

(a)	Certain liabilities have been reclassified as employee benefit liabilities.

100	Financial Statements	Annual Report on Form 20-F 2017

4B. PENSIONS AND SIMILAR OBLIGATIONS CONTINUED

Movements in liabilities during the year:

	UK	Netherlands	Rest of world	€ million 2017 Total	UK	Netherlands	Rest of world	€ million 2016 Total
1 January	(10,981)	(4,877)	(8,498)	(24,356)	(10,602)	(4,443)	(8,017)	(23,062)
Current service cost	(114)	(6)	(125)	(245)	(89)	(3)	(134)	(226)
Employee contributions	-	-	-	-	-	-	-	-
Special termination benefits	-	-	(4)	(4)	-	-	(6)	(6)
Past service costs including losses/(gains) on curtailments	5	12	6	23	5	4	23	32
Settlements	-	-	12	12	-	-	(2)	(2)
Interest cost	(286)	(86)	(264)	(636)	(347)	(109)	(302)	(758)
Actuarial gain/(loss) arising from changes in demographic assumptions	312	(96)	6	222	23	(19)	(221)	(217)
Actuarial gain/(loss) arising from changes in financial assumptions	(189)	-	(21)	(210)	(1,919)	(524)	(520)	(2,963)
Actuarial gain/(loss) arising from experience adjustments	144	(37)	26	133	29	46	7	82
Benefit payments	457	169	613	1,239	456	169	701	1,326
Reclassification of benefits(a)	-	8	-	8	-	2	-	2
Currency retranslation	397	-	474	871	1,463	-	(27)	1,436
31 December	(10,255)	(4,913)	(7,775)	(22,943)	(10,981)	(4,877)	(8,498)	(24,356)

(a)	Certain liabilities have been reclassified as employee benefit liabilities.

Movements in (deficit)/surplus during the year:

	UK	Netherlands	Rest of world	€ million 2017 Total	UK	Netherlands	Rest of world	€ million 2016 Total
1 January	(1,018)	239	(2,394)	(3,173)	(652)	430	(2,098)	(2,320)
Current service cost	(114)	(6)	(125)	(245)	(89)	(3)	(134)	(226)
Employee contributions	-	1	17	18	-	-	17	17
Special termination benefits	-	-	(4)	(4)	-	-	(6)	(6)
Past service costs including losses/(gains) on curtailments	5	12	6	23	5	4	23	32
Settlements	-	-	4	4	-	-	(2)	(2)
Actual return on plan assets (excluding amounts in net finance income/charge)	863	275	337	1,475	1,412	281	184	1,877
Interest cost	(286)	(86)	(264)	(636)	(347)	(109)	(302)	(758)
Interest income	270	91	179	540	329	120	215	664
Actuarial gain/(loss) arising from changes in demographic assumptions	312	(96)	6	222	23	(19)	(221)	(217)
Actuarial gain/(loss) arising from changes in financial assumptions	(189)	-	(21)	(210)	(1,919)	(524)	(520)	(2,963)
Actuarial gain/(loss) arising from experience adjustments	144	(37)	26	133	29	46	7	82
Employer contributions	778	43	284	1,105	202	11	299	512
Benefit payments	-	-	-	-	-	-	-	-
Reclassification of benefits(a)	-	8	(1)	7	-	2	(2)	-
Currency retranslation	18	-	162	180	(11)	-	146	135
31 December	783	444	(1,788)	(561)	(1,018)	239	(2,394)	(3,173)

(a)	Certain liabilities have been reclassified as employee benefit liabilities.

The actual return on plan assets during 2017 was €2,015 million, being €1,475 million of asset returns and €540 million of interest income shown in the tables above (2016: €2,541 million).

The duration of the defined benefit plan liabilities (representing 96% of total pension liabilities) and the split of liabilities between different categories of plan participants are:

	UK	Netherlands	Rest of world(a)	2017 Total	UK	Netherlands	Rest of world(a)	2016 Total
Duration (years)	17	19	13	8 to 24	18	20	14	8 to 20
Active members	14%	22%	16%	18%	15%	25%	19%	20%
Deferred members	32%	30%	15%	26%	33%	30%	14%	26%
Retired members	54%	48%	69%	56%	52%	45%	67%	54%

(a)	Rest of world numbers shown are weighted averages by liabilities.

Annual Report on Form 20-F 2017	Financial Statements	101

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

4B. PENSIONS AND SIMILAR OBLIGATIONS CONTINUED

PLAN ASSETS

The fair value of plan assets, which are reported net of fund liabilities that are not employee benefits, at the end of the reporting period for each category are as follows:

	€ million 31 December 2017				€ million 31 December 2016
	UK	Netherlands	Rest of world	Pension plans Total	UK	Netherlands	Rest of world	Pension plans Total
Total plan assets	11,038	5,357	5,966	22,361	9,963	5,116	6,083	21,162

Assets

Equities total	4,538	1,876	1,909	8,323	4,418	1,831	1,884	8,133
– Europe	1,093	703	594	2,390	1,065	623	509	2,197
– North America	2,320	668	842	3,830	2,266	698	865	3,829
– Other	1,125	505	473	2,103	1,087	510	510	2,107

Fixed income total	4,210	2,500	2,954	9,664	4,727	2,665	2,890	10,282
– Government bonds	2,162	879	1,376	4,417	2,774	1,114	1,438	5,326
– Investment grade corporate bonds	1,368	485	1,207	3,060	1,361	438	1,128	2,927
– Other fixed income	680	1,136	371	2,187	592	1,113	324	2,029

Private equity	401	89	3	493	504	124	6	634
Property and real estate	810	411	246	1,467	830	410	221	1,461
Hedge funds	673		297	970	687	3	481	1,171
Other	463	427	274	1,164	246	63	282	591
Other plans			312	312	-	-	336	336

Fund liabilities that are not employee benefits
Derivatives	(57)	54	(29)	(32)	(1,449)	20	(17)	(1,446)

The fair values of the above equity and fixed income instruments are determined based on quoted market prices in active markets. The fair value of private equity, properties, derivatives and hedge funds are not based on quoted market prices in active markets. The Group uses swaps to hedge some of its exposure to inflation and interest rate risk – the degree of this hedging of liabilities was 45% for the UK plan (2016: 35%) and 30% for the Netherlands plan (2016: 35%). Foreign currency exposures in part are also hedged by the use of forward foreign exchange contracts. Assets included in the Other category are commodities, cash and insurance contracts which are also unquoted assets.

Equity securities include Unilever securities amounting to €14 million (0.1% of total plan assets) and €12 million (0.1% of total plan assets) at 31 December 2017 and 2016 respectively. Property includes property occupied by Unilever amounting to €32 million at 31 December 2017 (2016: €34 million).

The pension assets above exclude the assets in a Special Benefits Trust amounting to €63 million (2016: €79 million) to fund pension and similar liabilities in the United States (see also note 17A on pages 127 to 128). In 2016, pensions assets also excluded €68 million in an escrow account that would otherwise have been payable to the UK pension fund. In 2017, as a result of the triennial valuation of the UK fund, the monies held in escrow have been returned to the Group (see also note 11 page 112 and 113).

SENSITIVITIES

The sensitivity of the overall pension liabilities to changes in the weighted key assumptions are:

		Change in liabilities
	Change in assumption	UK	Netherlands	Total
Discount rate	Increase by 0.5%	-8%	-9%	-7%
Inflation rate	Increase by 0.5%	+7%	+9%	+6%
Life expectancy	Increase by 1 year	+4%	+4%	+4%
Long-term medical cost inflation(b)	Increase by 1.0%	0%	0%	+1%

An equivalent decrease in each assumption would have an equal and opposite impact on liabilities.

(b)	Long-term medical cost inflation only relates to post retirement medical plans.

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

102	Financial Statements	Annual Report on Form 20-F 2017

4B. PENSIONS AND SIMILAR OBLIGATIONS CONTINUED

CASH FLOW

Group cash flow in respect of pensions and similar post-employment benefits comprises company contributions paid to funded plans and benefits paid by the company in respect of unfunded plans. The table below sets out these amounts:

	€ million 2018	€ million 2017	€ million 2016	€ million 2015
	Estimate
Company contributions to funded plans:
Defined benefit	245	954	355	356
Defined contributions	205	195	187	197
Benefits paid by the company in respect of unfunded plans:
Defined benefit	150	151	157	157
Group cash flow in respect of pensions and similar benefits	600	1,300	699	710

Following the conclusion of the 2016 triennial valuation of the UK pension fund the Group in agreement with the trustees, decided to contribute £600 million into the fund in 2017. Deficit contributions to the UK pension fund are expected to be nil for the next few years.

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

As at 31 December 2017, the Group had share-based compensation plans in the form of performance shares, share options and other share awards.

The numbers in this note include those for Executive Directors and other key management shown in note 4A on page 97, Non-Executive Directors do not participate in any of the share-based compensation plans.

The charge in each of the last three years is shown below, and relates to equity-settled plans:

	€ million	€ million	€ million
Income statement charge	2017	2016	2015
Performance share plans	(273)	(185)	(143)
Other plans	(11)	(13)	(7)
	(284)	(198)	(150)

PERFORMANCE SHARE PLANS

Performance share awards are made in respect of the Global Share Incentive Plan (GSIP) and the Management Co-Investment Plan (MCIP). The awards of each plan will vest between 0 and 200% of grant level, subject to the level of satisfaction of performance measures (limits for Executive Directors may vary, and are detailed in the Directors’ Remuneration Report on pages 47 to 76).

Under the GSIP, Unilever’s managers receive annual awards of NV and PLC shares. The performance measures for GSIP are underlying sales growth, underlying operating margin, and cumulative operating cash flow for the Group, although GSIP awards to certain managers below Unilever Leadership Executive level may be subject to similar performance measures specific to their business unit. There is an additional target based on relative total shareholder return for senior executives. GSIP awards will vest after three years.

From 2017, the MCIP allows Unilever’s managers to invest a proportion of their annual bonus (a maximum of 60% for Executive Directors, 100% for other managers) in shares in Unilever, and to receive a corresponding award of performance-related shares. The performance measures for MCIP are underlying sales growth, underlying EPS growth, and sustainability progress index for the Group. There is an additional target of return on invested capital for senior executives. MCIP awards will vest after four years.

A summary of the status of the Performance Share Plans as at 31 December 2017, 2016 and 2015 and changes during the years ended on these dates is presented below:

	2017 Number of shares	2016 Number of shares	2015 Number of shares
Outstanding at 1 January	14,818,060	15,979,140	17,468,291
Awarded	4,962,345	7,016,274	8,890,394
Vested	(4,723,861)	(6,983,053)	(8,448,454)
Forfeited	(1,371,797)	(1,194,301)	(1,931,091)
Outstanding at 31 December	13,684,747	14,818,060	15,979,140

Annual Report on Form 20-F 2017	Financial Statements	103

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

4C. SHARE-BASED COMPENSATION PLANS CONTINUED

Share award value information	2017	2016	2015

Fair value per share award during the year	€42.59	€35.43	€33.17

ADDITIONAL INFORMATION

At 31 December 2017, shares and options in NV or PLC totalling 14,760,786 (2016: 16,085,024) were held in respect of share-based compensation plans of NV, PLC and its subsidiaries, including North American plans.

To satisfy the options granted, certain NV group companies hold 15,802,464 (2016: 16,936,797) ordinary shares of NV or PLC. Shares acquired during 2017 represent 0.15% of the Group’s called up share capital. The balance of shares held in connection with share plans at 31 December 2017 represented 0.5% (2016: 0.6%) of the Group’s called up share capital.

The book value of €695 million (2016: €727 million) of all shares held in respect of share-based compensation plans for both NV and PLC is eliminated on consolidation by deduction from other reserves. Their market value at 31 December 2017 was €739 million (2016: €658 million).

At 31 December 2017, the exercise price of nil PLC options (2016: nil) were above the market price of the shares.

Shares held to satisfy options are accounted for in accordance with IAS 32 ‘Financial Instruments: Presentation’. All differences between the purchase price of the shares held to satisfy options granted and the proceeds received for the shares, whether on exercise or lapse, are charged to reserves. The basis of the charge to operating profit for the economic value of options granted is discussed on page 103.

Between 31 December 2017 and 21 February 2018 (the latest practicable date for inclusion in this report), 1,268,802 shares were granted, 5,293,709 shares were vested and 29,551 shares were forfeited related to the Performance Share Plans.

5. NET FINANCE COSTS

Net finance costs are comprised of finance costs and finance income, including net finance costs in relation to pensions and similar obligations.

Finance income includes income on cash and cash equivalents and income on other financial assets. Finance costs include interest costs in relation to financial liabilities.

Borrowing costs are recognised based on the effective interest method.

Net finance costs	Notes	2017	2016	2015
Finance costs		(556)	(584)	(516)
Bank loans and overdrafts		(46)	(67)	(56)
Interest on bonds and other loans(a)		(519)	(501)	(492)
Dividends paid on preference shares		(4)	(4)	(4)
Net gain/(loss) on transactions for which hedge accounting is not applied(b)		13	(12)	36
On foreign exchange derivatives		384	(215)	(218)
Exchange difference on underlying items		(371)	203	254

Finance income		157	115	144
Pensions and similar obligations	4B	(96)	(94)	(121)

Net finance costs before non-underlying items(c)		(495)	(563)	(493)
Premium paid on buy back of preference shares	25	(382)	-	-
		(877)	(563)	(493)

(a)	Interest on bonds and other loans includes the impact of interest rate derivatives that are part of a fair value hedge accounting relationship and the recycling of results from the cash flow hedge accounting reserve relating to derivatives that were part of a cash flow hedge accounting relation. Includes an amount of €(26) million (2016: nil) relating to unwinding of discount on deferred consideration for acquisitions and €65 million (2016: nil) release of provision for interest on indirect tax cases in Brazil for which a federal tax amnesty has been applied.
(b)	For further details of derivatives for which hedge accounting is not applied, please refer to note 16C.
(c)	See note 3 for explanation of non-underlying items.

104	Financial Statements	Annual Report on Form 20-F 2017

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

	€ million	€ million	€ million
Tax charge in income statement	2017	2016	2015
Current tax
Current year	(2,398)	(2,026)	(1,992)
Over/(under) provided in prior years	(21)	158	(57)
	(2,419)	(1,868)	(2,049)
Deferred tax
Origination and reversal of temporary differences	51	(65)	82
Changes in tax rates	609	(7)	(13)
Recognition of previously unrecognised losses brought forward	92	18	19
	752	(54)	88
	(1,667)	(1,922)	(1,961)

The reconciliation between the computed weighted average rate of income tax expense, which is generally applicable to Unilever companies, and the actual rate of taxation charged is as follows:

Reconciliation of effective tax rate	% 2017	% 2016	% 2015
Computed rate of tax(a)	26	26	24
Differences between computed rate of tax and effective tax rate due to:
Incentive tax credits	(4)	(4)	(5)
Withholding tax on dividends	2	3	2
Expenses not deductible for tax purposes	1	1	1
Irrecoverable withholding tax	1	1	2
Income tax reserve adjustments – current and prior year	-	(1)	2
Transfer to/(from) unrecognised deferred tax assets	1	-	1
Others	(1)	-	-
Underlying effective tax rate	26	26	27
Non-underlying items within operating profit(b)	1	-	1
Premium paid on buy back of preference shares(b)	1	-	-
Impact of US tax reform(b)	(7)	-	-
Effective tax rate	21	26	28

(a)	The computed tax rate used is the average of the standard rate of tax applicable in the countries in which Unilever operates, weighted by the amount of profit before taxation generated in each of those countries. For this reason, the rate may vary from year to year according to the mix of profit and related tax rates.
(b)	See note 3 for explanation of non-underlying items

Our tax rate is reduced by incentive tax credits, the benefit from preferential tax regimes that have been legislated by the countries and provinces concerned in order to promote economic development and investment. The tax rate is increased by business expenses which are not deductible for tax, such as entertainment costs and some interest expense and by irrecoverable withholding taxes on dividends paid by subsidiary companies and on other cross-border payments such as royalties and service fees, which cannot be offset against other taxes due. In 2017 the effective tax rate has been increased by disposals in relatively high taxed locations and the significant impact of non-deductible costs relating to the buy-back of preference shares.

Impact of US Tax Reform – On 22 December 2017 HR1, formerly known as the Tax Cuts and Jobs Act, was signed into law in the United States. As a result of this, we have recognized a tax benefit of €578 million, primarily due to a re-measurement of US deferred tax assets and liabilities at the new lower 21% federal tax rate. This benefit is excluded from underlying earnings per share. The US tax rate reduction will have a positive impact on our future tax rate but the Act includes other provisions related to cross border payments which could offset this benefit. We are still assessing the overall impact on our future effective tax rate but at this stage we do not expect it to be significant.

The Group’s future tax charge and effective tax rate could be affected by several factors, including changes in tax laws and their interpretation and still to be determined tax reform proposals in the EU and Switzerland, as well as the impact of acquisitions, disposals and any restructuring of our businesses.

Annual Report on Form 20-F 2017	Financial Statements	105

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

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Movements in 2017 and 2016	As at 1 January 2017	Income statement	Other	As at 31 December 2017	As at 1 January 2016	Income statement	Other	As at 31 December 2016
Pensions and similar obligations	766	(16)	(434)	316	557	7	202	766
Provisions and accruals	922	(154)	(115)	653	708	68	146	922
Goodwill and intangible assets	(1,928)	654	(378)	(1,652)	(1,301)	(104)	(523)	(1,928)
Accelerated tax depreciation	(870)	109	82	(679)	(752)	(85)	(33)	(870)
Tax losses	131	(36)	35	130	123	(6)	14	131
Fair value gains	(7)	104	3	100	(25)	14	4	(7)
Fair value losses	29	65	(70)	24	16	8	5	29
Share-based payments	169	(5)	30	194	190	(14)	(7)	169
Other	81	31	(26)	86	(75)	58	98	81
	(707)	752	(873)	(828)	(559)	(54)	(94)	(707)

At the balance sheet date, the Group had unused tax losses of €4,676 million (2016: €4,138 million) and tax credits amounting to €612 million (2016: €644 million) available for offset against future taxable profits. Deferred tax assets have not been recognised in respect of unused tax losses of €4,179 million (2016: €3,622 million) and tax credits of €612 million (2016: €629 million), as it is not probable that there will be future taxable profits within the entities against which the losses can be utilised. The majority of these tax losses and credits arise in tax jurisdictions where they do not expire with the exception of €2,934 million (2016: €2,363 million) comprising corporate income tax losses in the Netherlands which expire between now and 2026 and state and federal tax losses in the US which expire between now and 2037.

Other deductible temporary differences of €51 million (2016: €52 million) have not been recognised as a deferred tax asset. There is no expiry date for these differences.

At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was €1,719 million (2016: €1,557 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences, and it is probable that such differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	€ million	€ million	€ million	€ million	€ million	€ million
Deferred tax assets and liabilities	Assets 2017	Assets 2016	Liabilities 2017	Liabilities 2016	Total 2017	Total 2016
Pensions and similar obligations	294	568	22	198	316	766
Provisions and accruals	465	579	188	343	653	922
Goodwill and intangible assets	86	2	(1,738)	(1,930)	(1,652)	(1,928)
Accelerated tax depreciation	(21)	(60)	(658)	(810)	(679)	(870)
Tax losses	125	128	5	3	130	131
Fair value gains	23	28	77	(35)	100	(7)
Fair value losses	3	9	21	20	24	29
Share-based payments	74	44	120	125	194	169
Other	36	56	50	25	86	81
	1,085	1,354	(1,913)	(2,061)	(828)	(707)
Of which deferred tax to be recovered/(settled) after more than 12 months	730	1,157	(1,868)	(2,206)	(1,138)	(1,049)

106	Financial Statements	Annual Report on Form 20-F 2017

6C. TAX ON OTHER COMPREHENSIVE INCOME

Income tax is recognised in other comprehensive income for items recognised directly in equity.

Tax effects of the components of other comprehensive income were as follows:

	€ million	€ million	€ million	€ million	€ million	€ million
	Before tax 2017	Tax (charge)/ credit 2017	After tax 2017	Before tax 2016	Tax (charge)/ credit 2016	After tax 2016
Fair value gains/(losses) on financial instruments	(61)	(14)	(75)	(15)	-	(15)
Remeasurements of defined benefit pension plans	1,620	(338)	1,282	(1,221)	241	(980)
Currency retranslation gains/(losses)	(1,024)	41	(983)	217	-	217
	535	(311)	224	(1,019)	241	(778)

7. COMBINED EARNINGS PER SHARE

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury shares.

In calculating diluted earnings per share and underlying earnings per share, a number of adjustments are made to the number of shares, principally, the exercise of share options by employees.

Underlying earnings per share is calculated as underlying profit attributable to shareholders’ equity divided by the diluted combined average number of share units. In calculating underlying profit attributable to shareholders’ equity, net profit attributable to shareholders’ equity is adjusted to eliminate the post-tax impact of non-underlying items in operating profit and any other significant unusual items within net profit but not operating profit.

Earnings per share for total operations for the 12 months were as follows:

		€	€	€
		2017	2016	2015
Basic earnings per share		2.16	1.83	1.73
Diluted earnings per share		2.15	1.82	1.72
Underlying earnings per share		2.24	2.03	1.93

		Millions of share units
Calculation of average number of share units		2017	2016	2015
Average number of shares: NV		1,714.7	1,714.7	1,714.7
PLC		1,310.2	1,310.2	1,310.2
Less treasury shares held by employee share trusts and companies		(223.3)	(184.7)	(184.8)
Combined average number of share units - used for basic earnings per share		2,801.6	2,840.2	2,840.1
Add dilutive effect of share-based compensation plans		12.4	13.7	15.3
Diluted combined average number of share units – used for diluted and underlying earnings per share		2,814.0	2,853.9	2,855.4

Calculation of earnings	Notes	€ million 2017	€ million 2016	€ million 2015
Net profit		6,486	5,547	5,259
Non-controlling interests		(433)	(363)	(350)
Net profit attributable to shareholders’ equity – used for basic and diluted earnings per share		6,053	5,184	4,909
Post tax impact of non-underlying items	3	262	601	605
Underlying profit attributable to shareholders’ equity – used for underlying earnings per share		6,315	5,785	5,514

Annual Report on Form 20-F 2017	Financial Statements	107

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

8. DIVIDENDS ON ORDINARY CAPITAL

Dividends are recognised on the date that the shareholder’s right to receive payment is established. This is generally the date when the dividend is declared.

	€ million	€ million	€ million
Dividends on ordinary capital during the year	2017	2016	2015
NV dividends	(2,154)	(1,974)	(1,862)
PLC dividends	(1,762)	(1,626)	(1,542)
	(3,916)	(3,600)	(3,404)

Four quarterly interim dividends were declared and paid during 2017 totalling €1.40 (2016: €1.26) per NV ordinary share and £1.22 (2016: £1.04) per PLC ordinary share.

Quarterly dividends of €0.36 per NV ordinary share and £0.32 per PLC ordinary share were declared on 1 February 2018, to be paid in March 2018. See note 27 ‘Events after the balance sheet date’ on page 137. Total dividends declared in relation to 2017 were €1.43 (2016: €1.28) per NV ordinary share and £1.26 (2016: £1.09) per PLC ordinary share.

9. GOODWILL AND INTANGIBLE ASSETS

GOODWILL

Goodwill is initially recognised based on the accounting policy for business combinations (see note 21). Goodwill is subsequently measured at cost less amounts provided for impairment. The Group has 13 cash generating units (CGUs), of which 12 are based on the three geographical areas and four product categories (excluding Spreads from the Foods category). A separate CGU has been recognised for the global Spreads business on the announcement to dispose of the business.

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

.

108	Financial Statements	Annual Report on Form 20-F 2017

9. GOODWILL AND INTANGIBLE ASSETS CONTINUED

	€ million	€ million	€ million	€ million	€ million
		Finite-life intangible assets

Movements during 2017	Goodwill	Indefinite-life intangible assets	Software	Other	Total
Cost
1 January 2017	18,789	8,358	2,578	1,068	30,793
Acquisitions of group companies	2,557	2,622	-	88	5,267
Reclassification to held for sale(a)	(2,228)	(82)	(1)	-	(2,311)
Reclassification from held for sale	28	-	-	-	28
Additions	-	-	153	1	154
Disposals	-	-	(78)	(1)	(79)
Currency retranslation	(1,104)	(623)	(153)	(66)	(1,946)
31 December 2017	18,042	10,275	2,499	1,090	31,906

Accumulated amortisation and impairment
1 January 2017	(1,165)	(13)	(1,484)	(698)	(3,360)
Amortisation/impairment for the year	-	-	(324)	(41)	(365)
Disposals	-	-	78	1	79
Currency retranslation	4	(1)	93	45	141
31 December 2017	(1,161)	(14)	(1,637)	(693)	(3,505)
Net book value 31 December 2017(b)	16,881	10,261	862	397	28,401

	€ million	€ million	€ million	€ million	€ million
		Finite-life intangible assets

Movements during 2016	Goodwill	Indefinite-life intangible assets	Software	Other	Total
Cost
1 January 2016	17,378	7,444	2,538	819	28,179
Acquisitions of group companies	1,140	911	-	236	2,287
Disposals of group companies	(2)	(83)	-	-	(85)
Reclassification to held for sale	(55)	-	-	-	(55)
Additions	-	2	225	6	233
Disposals	-	-	(42)	(1)	(43)
Currency retranslation	328	84	(143)	8	277
31 December 2016	18,789	8,358	2,578	1,068	30,793

Accumulated amortisation and impairment
1 January 2016	(1,165)	(13)	(1,269)	(673)	(3,120)
Amortisation/impairment for the year	-	-	(291)	(19)	(310)
Disposals	-	-	42	1	43
Currency retranslation	-	-	34	(7)	27
31 December 2016	(1,165)	(13)	(1,484)	(698)	(3,360)
Net book value 31 December 2016(b)	17,624	8,345	1,094	370	27,433

(a)	Goodwill and intangibles amounting to €2,311 million has been reclassified as held for sale, in relation to the Spreads business. Refer to note 22 for further details.
(b)	Within the indefinite-life intangible assets there are three brands that have a significant carrying value: Knorr €1,770 million (2016: €1,866 million), Carver Korea €1,520 million (2016: € nil) and Hellmann’s €1,160 million (2016: €1,302 million).

There are no significant carrying amounts of goodwill and intangible assets that are allocated across multiple cash generating units.

Goodwill acquired in a business combination is allocated to Unilever’s cash generating units for the purposes of impairment testing. The assets acquired in business combinations are also assessed to determine the impact on the Group’s cash generating units, particularly whether new cash generating units are created. This assessment and allocation has not been completed for acquisitions completed during 2017, except for goodwill and assets acquired for Living Proof which are included in the Personal Care The Americas cash generating unit. At 31 December 2017 goodwill of €2,405 million has not been allocated to Unilever’s cash generating units for the purposes of impairment testing, there is no indication that the acquired goodwill and assets are impaired.

Annual Report on Form 20-F 2017	Financial Statements	109

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

IMPAIRMENT CHARGES

We have tested all material goodwill and indefinite-life intangible assets for impairment. No impairments were identified.

SIGNIFICANT CGUS

The goodwill and indefinite-life intangible assets held in the three CGUs relating to Foods (excluding spreads) across the geographical areas and Personal Care The Americas are considered significant within the total carrying amounts of goodwill and indefinite-life intangible assets at 31 December 2017 in terms of size, headroom and sensitivity to assumptions used.

The goodwill and indefinite-life intangible assets held in the significant CGUs are:

	€ billion	€ billion
2017 CGUs	Goodwill	Indefinite-life intangible assets
Foods (excluding spreads) Europe	4.5	1.6
Foods (excluding spreads) The Americas	2.8	1.4
Foods (excluding spreads) Asia/AMET/RUB	1.5	0.4
Personal Care The Americas	2.5	1.5

In addition, the global Spreads CGU is considered significant, with a carrying value of €2,228 million in goodwill and €82 million in indefinite-life intangible assets. These have been classified as assets held for sale, refer note 22.

	€ billion	€ billion
2016 CGUs	Goodwill	Indefinite-life intangible assets
Foods Europe	5.8	1.6
Foods The Americas	3.9	1.6
Foods Asia/AMET/RUB	1.8	0.5
Personal Care The Americas	2.8	1.7

Value in use has been calculated as the present value of projected cash flows. A pre-tax discount rate of 7.4% (2016: 7.4%) was used.

For the significant CGUs, the following key assumptions were used in the discounted cash flow projections:

	Foods	Foods	Foods	Personal Care
	(excluding spreads) Europe	(excluding spreads) The Americas	(excluding spreads) Asia/ AMET/RUB	The Americas
Longer-term sustainable growth rates	0.9%	1.5%	3.9%	1.5%
Average near-term nominal growth rates	-2.1%	3.8%	6.3%	4.7%
Average operating margins	17%	21%	18%	20%

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

We have performed sensitivity analyses around the base assumptions. There are no reasonably possible changes in a key assumption that would cause the carrying amount to exceed the recoverable amount.

110	Financial Statements	Annual Report on Form 20-F 2017

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

	€ million	€ million	€ million
	Land and	Plant and
Movements during 2017	buildings	equipment	Total
Cost
1 January 2017	4,745	16,462	21,207
Acquisitions of group companies	13	29	42
Disposals of group companies	(16)	(78)	(94)
Additions	314	1,218	1,532
Disposals	(19)	(440)	(459)
Currency retranslation	(384)	(1,283)	(1,667)
Reclassification as held for sale(a)	(191)	(972)	(1,163)
31 December 2017	4,462	14,936	19,398

Accumulated depreciation
1 January 2017	(1,483)	(8,051)	(9,534)
Disposals of group companies	1	29	30
Depreciation charge for the year	(142)	(1,031)	(1,173)
Disposals	14	400	414
Currency retranslation	100	543	643
Reclassification as held for sale	81	552	633
31 December 2017	(1,429)	(7,558)	(8,987)
Net book value 31 December 2017(b)	3,033	7,378	10,411
Includes payments on account and assets in course of construction	93	972	1,065

(a)	Includes €548 million in property plant and equipment related to the Spreads business. Refer to note 22 for further details.
(b)	Includes €247 million (2016: €249 million) of freehold land.

The Group has commitments to purchase property, plant and equipment of €323 million (2016: €478 million).

Annual Report on Form 20-F 2017	Financial Statements	111

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

10. PROPERTY, PLANT AND EQUIPMENT CONTINUED

	€ million	€ million	€ million
	Land and	Plant and
Movements during 2016	buildings	equipment	Total
Cost
1 January 2016	4,551	15,366	19,917
Acquisitions of group companies	-	13	13
Disposals of group companies	(1)	(11)	(12)
Additions	358	1,553	1,911
Disposals	(84)	(521)	(605)
Currency retranslation	23	64	87
Reclassification as held for sale	(102)	(2)	(104)
31 December 2016	4,745	16,462	21,207

Accumulated depreciation
1 January 2016	(1,443)	(7,416)	(8,859)
Disposals of group companies	1	7	8
Depreciation charge for the year	(149)	(1,005)	(1,154)
Disposals	56	332	388
Currency retranslation	5	(15)	(10)
Reclassification as held for sale	47	46	93
31 December 2016	(1,483)	(8,051)	(9,534)
Net book value 31 December 2016	3,262	8,411	11,673
Includes payments on account and assets in course of construction	189	1,236	1,425

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

Biological assets are measured at fair value less costs to sell with any changes recognised in the income statement.

	€ million	€ million
	2017	2016
Interest in net assets of joint ventures	32	36
Interest in net assets of associates	44	51
Long-term trade and other receivables(a)	265	306
Operating lease prepayments for land	116	115
Fair value of biological assets	17	51
Other non-current assets(b)	83	159
	557	718

(a)	Mainly relate to indirect tax receivables where we do not have the contractual right to receive payment within 12 months.
(b)	2017 mainly relates to tax assets (2016: assets held in escrow for the UK pension fund and tax assets).

112	Financial Statements	Annual Report on Form 20-F 2017

11. OTHER NON-CURRENT ASSETS CONTINUED

Movements during 2017 and 2016	€million 2017	€million 2016

Joint ventures(a)
1 January	36	48
Additions	-	24
Dividends received/reductions	(155)	(151)
Share of net profit/(loss)	155	130
Currency retranslation	(4)	(15)
31 December	32	36

Associates(b)
1 January	51	59
Additions	5	7
Dividend received/reductions	(10)	(8)
Share of net profit/(loss)	-	(3)
Currency retranslation	(2)	(4)
31 December	44	51

(a)	Our principal joint ventures are Unilever Jerónimo Martins for Portugal, the Pepsi/Lipton Partnership for the US and Pepsi Lipton International for the rest of the world.
(b)	Associates as at 31 December 2017 primarily comprise our investments in Langholm Capital Partners. Other Unilever Ventures assets are included under ‘Other non-current non-financial assets’.

The joint ventures and associates have no significant contingent liabilities to which the Group is exposed, and the Group has no significant contingent liabilities in relation to its interests in the joint ventures and associates.

The Group has no outstanding capital commitments to joint ventures.

Outstanding balances with joint ventures and associates are shown in note 23 on page 136.

12. INVENTORIES

Inventories are valued at the lower of weighted average cost and net realisable value. Cost comprises direct costs and, where appropriate, a proportion of attributable production overheads. Net realisable value is the estimated selling price less the estimated costs necessary to make the sale.

Inventories	€ million 2017	€ million 2016
Raw materials and consumables	1,274	1,385
Finished goods and goods for resale	2,688	2,893
	3,962	4,278

Inventories with a value of €92 million (2016: €110 million) are carried at net realisable value, this being lower than cost. During 2017, €109 million (2016: €113 million) was charged to the income statement for damaged, obsolete and lost inventories. In 2017, €90 million (2016: €113 million) was utilised or released to the income statement from inventory provisions taken in earlier years.

In 2017 inventory of €129 million related to the Spreads business has been reclassified to assets held for sale, refer to note 22 on page 136.

13. TRADE AND OTHER CURRENT RECEIVABLES

Trade and other current receivables are initially recognised at fair value plus any directly attributable transaction costs. Subsequently these assets are held at amortised cost, using the effective interest method and net of any impairment losses.

We do not consider the fair values of trade and other current receivables to be significantly different from their carrying values. Concentrations of credit risk with respect to trade receivables are limited, due to the Group’s customer base being large and diverse. Our historical experience of collecting receivables, supported by the level of default, is that credit risk is low across territories and so trade receivables are considered to be a single class of financial assets.

Annual Report on Form 20-F 2017	Financial Statements	113

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

13. TRADE AND OTHER CURRENT RECEIVABLES CONTINUED

Trade and other current receivables	€ million 2017	€ million 2016
Due within one year
Trade receivables	3,439	3,329
Prepayments and accrued income	452	504
Other receivables	1,331	1,269
	5,222	5,102

Other receivables comprise financial assets of €281 million (2016: €396 million), and non-financial assets of €1,050 million (2016: €873 million). Financial assets include supplier and customer deposits, employee advances and certain derivatives. Non-financial assets mainly consist of reclaimable sales tax.

	€ million	€ million
Ageing of trade receivables	2017	2016
Total trade receivables	3,599	3,472
Less impairment provision for trade receivables	(160)	(143)
	3,439	3,329
Of which:
Not overdue	2,714	2,537
Past due less than three months	621	666
Past due more than three months but less than six months	95	102
Past due more than six months but less than one year	59	69
Past due more than one year	110	98
Impairment provision for trade receivables	(160)	(143)
	3,439	3,329

	€ million	€ million
Impairment provision for total trade and other receivables	2017	2016
1 January	166	155
Charge to income statement	51	42
Reduction/releases	(21)	(35)
Currency translations	(12)	4
31 December	184	166

The total impairment provision includes €160 million (2016: €143 million) for current trade receivables, €10 million (2016: €10 million) for other current receivables and €14 million (2016: €13 million) for non-current trade and other receivables, refer to note 11.

14. TRADE PAYABLES AND OTHER LIABILITIES

TRADE PAYABLES

Trade payables are initially recognised at fair value less any directly attributable transaction costs. Trade payables are subsequently measured at amortised cost, using the effective interest method.

OTHER LIABILITIES

Other liabilities are initially recognised at fair value less any directly attributable transaction costs. Subsequent measurement depends on the type of liability:

•	Accruals are subsequently measured at amortised cost, using the effective interest method.
•	Social security and sundry taxes are subsequently measured at amortised cost, using the effective interest method.
•	Deferred consideration is subsequently measured at fair value with changes in the income statement as explained below.
•	Others are subsequently measured either at amortised cost, using the effective interest method or at fair value, with changes being recognised in the income statement.

Deferred Consideration

Deferred consideration represents any payments to the sellers of a business that occur after the acquisition date. These typically comprise of contingent consideration and fixed deferred consideration:

•	Fixed deferred consideration is a payment with a due date after acquisition that is not dependent on future conditions
•	Contingent consideration is a payment which is dependent on certain conditions being met in the future and is often variable

All deferred consideration is initially recognised at fair value as at the acquisition date, which includes a present value discount. Subsequently, deferred consideration is measured to reflect the unwinding of discount on the liability, with changes recognised in finance cost within the income statement. In the balance sheet it is re-measured to reflect the latest estimate of the achievement of the conditions on which the consideration is based; changes in value other than the discount unwind are recognised as acquisition and disposal-related costs within non-underlying items in the income statement.

We do not consider the fair values of trade payables and other liabilities to be significantly different from their carrying values.

114	Financial Statements	Annual Report on Form 20-F 2017

14. TRADE PAYABLES AND OTHER LIABILITIES CONTINUED

Trade payables and other liabilities	€ million 2017	€ million 2016
Current: due within one year
Trade payables	8,217	8,591
Accruals	3,666	3,655
Social security and sundry taxes	539	468
Deferred consideration	26	151
Others	978	1,006
	13,426	13,871

Non-current: due after more than one year
Accruals	146	159
Deferred consideration	485	443
Others	69	65
	700	667
Total trade	14,126	14,538

Included in others are third party royalties, certain derivatives and dividends to non-controlling interests.

Deferred Consideration

At 31 December 2017, the total balance of deferred consideration for acquisitions is €511 million (2016: €594 million), of which contingent consideration is €445 million (2016: €380 million). These payments fall due up until 2022 with a maximum possible total payment of €2,231 million.

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

SHARE-BASED COMPENSATION

The Group operates a number of share-based compensation plans involving options and awards of ordinary shares of NV and PLC. Full details of these plans are given in note 4C on pages 103 to 104.

OTHER RESERVES

Other reserves include the fair value reserve, the foreign currency translation reserve, the capital redemption reserve and treasury shares.

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

DERIVATIVE FINANCIAL INSTRUMENTS

The Group’s use of, and accounting for, derivative instruments is explained in note 16 on page 121 and on pages 125 to 126.
The Group’s Treasury activities are designed to:

•	maintain a competitive balance sheet in line with at least A/A2 rating (see below);
•	secure funding at lowest costs for the Group’s operations, M&A activity and external dividend payments (see below);
•	protect the Group’s financial results and position from financial risks (see note 16);
•	maintain market risks within acceptable parameters, while optimising returns (see note 16); and
•	protect the Group’s financial investments, while maximising returns (see note 17).

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

Annual Report on Form 20-F 2017	Financial Statements	115

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

15. CAPITAL AND FUNDING CONTINUED

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

Our current long-term credit rating is A+/A1 and our short-term credit rating is A1/P1. We aim to maintain a competitive balance sheet which we consider to be the equivalent of a credit rating of at least A/A2 in the long-term. This provides us with:

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

15A. SHARE CAPITAL

		Issued,		Issued,
		called up		called up
		and		and
	Authorised(a)	fully paid(b)	Authorised(a)	fully paid(b)
	2017	2017	2016	2016
Unilever N.V.	€ million	€ million	€ million	€ million
NV ordinary shares of €0.16 each	480	274	480	274
NV ordinary shares of €428.57 each (shares numbered 1 to 2,400 – ‘Special Shares’)	1	1	1	1
Internal holdings eliminated on consolidation (€428.57 shares)	-	(1)	-	(1)
	481	274	481	274

Unilever PLC		£ million		£ million
PLC ordinary shares of 3 1/9p each		40.8		40.8
PLC deferred stock of £1 each		0.1		0.1
Internal holding eliminated on consolidation (£1 stock)		(0.1)		(0.1)
		40.8		40.8

		€ million		€ million
Euro equivalent in millions (at £1.00 = €5.143)(c)		210		210

Unilever Group		€ million		€ million
Ordinary share capital of NV		274		274
Ordinary share capital of PLC		210		210
		484		484

(a)	At 31 December 2017, Unilever N.V. had 3,000,000,000 (2016: 3,000,000,000) authorised ordinary shares. The requirement for a UK company to have an authorised share capital was abolished by the UK Companies Act 2006. In May 2010 Unilever PLC shareholders approved new Articles of Association to reflect this.
(b)	At 31 December 2017, the following quantities of shares were in issue: 1,714,727,700 of NV ordinary shares; 2,400 of NV Special Shares; 1,310,156,361 of PLC ordinary shares and 100,000 of PLC deferred stock. The same quantities were in issue at 31 December 2016.
(c)	Conversion rate for PLC ordinary shares nominal value to euros is £1 = €5.143 (which is calculated by dividing the nominal value of NV ordinary shares by the nominal value of PLC ordinary shares).

For information on the rights of shareholders of NV and PLC and the operation of the Equalisation Agreement, see the Corporate Governance report on pages 34 to 40.

A nominal dividend of 6% per annum is paid on the deferred stock of PLC.

116	Financial Statements	Annual Report on Form 20-F 2017

15B. EQUITY

BASIS OF CONSOLIDATION

Unilever is the majority shareholder of all material subsidiaries and has control in all cases. Information in relation to group companies is provided on pages 138 to 145.

SUBSIDIARIES WITH SIGNIFICANT NON-CONTROLLING INTERESTS

Unilever has one subsidiary company which has a material non-controlling interest, Hindustan Unilever Limited (HUL). Summary financial information in relation to HUL is shown below.

	€ million	€ million
HUL Balance sheet as at 31 December	2017	2016
Non-current assets	819	791
Current assets	1,274	1,160
Current liabilities	(1,030)	(980)
Non-current liabilities	(135)	(110)

HUL Comprehensive income for the year ended 31 December
Turnover	4,464	4,084
Profit after tax	595	475
Total comprehensive income	529	484

HUL Cash flow for the year ended 31 December
Net increase/(decrease) in cash and cash-equivalents	(71)	14

HUL Non-controlling interest
1 January	(282)	(271)
Share of (profit)/loss for the year ended 31 December	(195)	(157)
Other comprehensive income	(3)	(8)
Dividend paid to the non-controlling interest	172	157
Other changes in equity	-	-
Currency translation	20	(3)
31 December	(288)	(282)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY: ANALYSIS OF OTHER RESERVES

	€ million	€ million	€ million
	Total	Total	Total
	2017	2016	2015
Fair value reserves	(189)	(113)	(98)

Cash flow hedges	(236)	(168)	(174)
Available-for-sale financial assets	47	55	76

Currency retranslation of group companies - see following table	(3,927)	(3,034)	(3,285)
Adjustment on translation of PLC’s ordinary capital at 3 1/9p = €0.16	(164)	(164)	(164)
Capital redemption reserve	32	32	32
Book value of treasury shares - see following table	(9,208)	(4,164)	(4,119)
Other(a)	(177)	-	(182)
	(13,633)	(7,443)	(7,816)

(a)	Relates to option on purchase of subsidiary for non-controlling interest.

Unilever acquired 53,003,099 (2016: 3,902,584) NV ordinary shares and 53,359,284 (2016: 2,268,600) PLC shares through purchases on the stock exchanges during the year, which includes the share buyback programme as explained in note 24. These shares are held as treasury shares as a separate component of other reserves.

The total number of treasury shares held at 31 December 2017 was 201,538,909 (2016: 151,953,411) NV shares and 84,463,561 (2016: 33,241,009) PLC shares. Of these, 9,728,181 NV shares and 6,074,283 PLC shares were held in connection with share-based compensation plans (see note 4C on pages 103 to 104).

Annual Report on Form 20-F 2017	Financial Statements	117

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

15B. EQUITY CONTINUED

	€ million	€ million
Treasury shares – movements during the year	2017	2016
1 January	(4,164)	(4,119)
Repurchase of shares (see note 24)	(5,014)	-
Other purchases and utilisations	(30)	(45)
31 December	(9,208)	(4,164)

	€ million	€ million
Currency retranslation reserve – movements during the year	2017	2016
1 January	(3,034)	(3,285)
Currency retranslation during the year	(50)	599
Movement in net investment hedges and exchange differences in net investments in foreign operations	(909)	(365)
Recycled to income statement	66	17
31 December	(3,927)	(3,034)

STATEMENT OF COMPREHENSIVE INCOME: OTHER COMPREHENSIVE INCOME RECONCILIATION

	€ million	€ million
Fair value gains/(losses) on financial instruments – movement during the year	2017	2016
1 January	(113)	(98)
Cash flow hedges	(68)	6
Available for sale financial assets	(8)	(21)
31 December	(189)	(113)

Refer to the consolidated statement of comprehensive income on page 86, the consolidated statement of changes in equity on page 87, and note 6C on page 107.

	€ million	€ million
Remeasurement of defined benefit pension plans net of tax	2017	2016
1 January	(2,453)	(1,473)
Movement during the year	1,282	(980)
31 December	(1,171)	(2,453)

Refer to the consolidated statement of comprehensive income on page 86, the consolidated statement of changes in equity on page 87, note 4B from page 98 to 103 and note 6C on page 107.

	€ million	€ million
Currency retranslation gains/(losses) – movement during the year	2017	2016
1 January	(3,295)	(3,512)
Currency retranslation during the year:
Other reserves	(903)	189
Retained profit	(27)	17
Non-controlling interest	(53)	11
31 December	(4,278)	(3,295)

118	Financial Statements	Annual Report on Form 20-F 2017

15C. FINANCIAL LIABILITIES

		€ million	€ million	€ million	€ million	€ million	€ million
		Current	Non-current	Total	Current	Non-current	Total
Financial liabilities(a)	Notes	2017	2017	2017	2016	2016	2016
Preference shares		-	-	-	-	68	68
Bank loans and overdrafts(b)		513	479	992	899	247	1,146
Bonds and other loans		7,181	15,528	22,709	4,367	10,686	15,053
Finance lease creditors	20	11	120	131	9	134	143
Derivatives		86	335	421	175	10	185
Other financial liabilities(c)		177	-	177	-	-	-
		7,968	16,462	24,430	5,450	11,145	16,595

(a)	For the purposes of this note and note 17A, financial assets and liabilities exclude trade and other current receivables and trade payables and other liabilities which are covered in notes 13 and 14 respectively.
(b)	Financial liabilities include €1 million (2016: €2 million) of secured liabilities.
(c)	Includes options and other financial liabilities to acquire non-controlling interests in Carver Korea and EAC Myanmar, refer to note 21.

RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

			Non -Cash Movement
			Business
	Opening	Cash	Acquisitions/	Foreign	Fair	Other	Closing
	balance at	Movement	Disposals	exchange	value	movements	balance at
	1 January			changes	changes		31 December
	€ million	€ million	€ million	€ million	€ million	€ million	€ million
2017
Preference shares	(68)	68	-	-	-	-	-
Bank loans and overdrafts(a)	(1,146)	66	(3)	98	-	(7)	(992)
Bonds and other loans(a)	(15,053)	(9,008)	-	1,346	(2)	8	(22,709)
Finance lease creditors	(143)	14	-	6	-	(8)	(131)
Derivatives	(185)	-	-	-	(236)	-	(421)
Other financial liabilities	-	-	-	-	-	(177)	(177)
Total	(16,595)	(8,860)	(3)	1,450	(238)	(184)	(24,430)

2016
Preference shares	(68)	-	-	-	-	-	(68)
Bank loans and overdrafts(a)	(1,064)	(23)	-	(42)	-	(17)	(1,146)
Bonds and other loans(a)	(12,703)	(2,089)	-	(190)	(3)	(68)	(15,053)
Finance lease creditors	(195)	35	-	21	-	(4)	(143)
Derivatives	(124)	-	-	-	(61)	-	(185)
Other financial liabilities(a)	(489)	289				200	-
Total	(14,643)	(1,788)	-	(211)	(64)	111	(16,595)

(a)	These cash movements are included within the following lines in the consolidated cash flow statement: net change in short-term liabilities, additional financial liabilities and repayment of financial liabilities. The difference of €1 million (2016: €17 million) represents cash movements in overdrafts that are not included in financing cash flows.

Annual Report on Form 20-F 2017	Financial Statements	119

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

15C. FINANCIAL LIABILITIES CONTINUED

ANALYSIS OF BONDS AND OTHER LOANS

	€ million		€ million
	Total		Total
	2017		2016
Unilever N.V.
Floating Rate Notes 2018 (€)	750		749
1.750% Bonds 2020 (€)	748		748
0.500% Notes 2022 (€)	744		743
1.375% Notes 2029 (€)	742		-
1.125% Bonds 2028 (€)	693		692
0.875% Notes 2025 (€)	646		-
0.375% Notes 2023 (€)	598		-
1.000% Notes 2027 (€)	597		-
1.000% Notes 2023 (€)	497		496
0.000% Notes 2021 (€)	496		-
0.500% Notes 2024 (€)	493		492
0.000% Notes 2020 (€)	299		299
2.950% Notes 2017 (Renminbi)	-		41
Commercial paper	3,655		819
Total NV	10,958		5,079

Unilever PLC
4.750% Bonds 2017 (£)	-		466
1.125% Notes 2022 (£)	390		-
2.000% Notes 2018 (£)	283	(a)	294	(a)
1.375% Notes 2024 (£)	280		-
1.875% Notes 2029 (£)	278		-
Commercial paper	-		373
Total PLC	1,231		1,133

Other group companies
Switzerland
Other	6		-

United States
4.250% Notes 2021 (US$)	834		950
5.900% Bonds 2032 (US$)	826		942
2.900% Notes 2027 (US$)	821		-
2.200% Notes 2022 (US$)	704		-
1.800% Notes 2020 (US$)	666		-
4.800% Bonds 2019 (US$)	627		714
2.200% Notes 2019 (US$)	625		711
2.000% Notes 2026 (US$)	575		655
0.850% Notes 2017 (US$)	-		524
1.375% Notes 2021 (US$)	456		519
2.100% Notes 2020 (US$)	416		474
3.100% Notes 2025 (US$)	413		470
2.600% Notes 2024 (US$)	413		-
7.250% Bonds 2026 (US$)	243		276
6.625% Bonds 2028 (US$)	190		216
5.150% Notes 2020 (US$)	129		149
7.000% Bonds 2017 (US$)	-		142
5.600% Bonds 2097 (US$)	76		87
Commercial paper (US$)	2,421		1,892

Other countries	79		120
Total other group companies	10,520		8,841
Total bonds and other loans	22,709		15,053

(a)	Of which €2 million (2016: €3 million) relates to a fair value adjustment following the fair value hedge accounting of a fixed-for-floating interest rate swap.

Information in relation to the derivatives used to hedge bonds and other loans within a fair value hedge relationship is shown in note 16.

120	Financial Statements	Annual Report on Form 20-F 2017

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

(a)	Applying hedge accounting has not led to material ineffectiveness being recognised in the income statement for both 2017 and 2016.

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

The Group maintained a cautious funding strategy. This was the result of cash delivery from the business, coupled with the proceeds from bond issuances. This cash has been invested conservatively with low risk counter-parties at maturities of less than six months.

Cash flow from operating activities provides the funds to service the financing of financial liabilities on a day-to-day basis. The Group seeks to manage its liquidity requirements by maintaining access to global debt markets through short-term and long-term debt programmes. In addition, Unilever has committed credit facilities for general corporate use.

On 31 December 2017 Unilever had undrawn revolving 364-day bilateral credit facilities in aggregate of US$7,865 million (2016: US$6,550 million) with a 364-day term out. As part of the regular annual process, the intention is that these facilities will again be renewed in 2018. In addition, Unilever had undrawn revolving 364-day bilateral credit facilities in aggregate of €4,000 million (2016: nil)

Annual Report on Form 20-F 2017	Financial Statements	121

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

16A. MANAGEMENT OF LIQUIDITY RISK CONTINUED

The following table shows Unilever’s contractually agreed undiscounted cash flows, including expected interest payments, which are payable under financial liabilities at the balance sheet date:

		€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
									Net
									carrying
			Due	Due	Due	Due			amount as
		Due	between	between	between	between	Due		shown in
		within	1 and	2 and	3 and	4 and	after		balance
Undiscounted cash flows	Notes	1 year	2 years	3 years	4 years	5 years	5 years	Total	sheet
2017
Non-derivative financial liabilities:
Preference shares		-	-	-	-	-	-	-	-
Bank loans and overdrafts		(522)	(221)	(1)	(1)	(260)	-	(1,005)	(992)
Bonds and other loans		(7,558)	(1,577)	(2,546)	(2,026)	(2,058)	(9,953)	(25,718)	(22,709)
Finance lease creditors	20	(20)	(18)	(17)	(16)	(17)	(118)	(206)	(131)
Other financial liabilities		(177)	-	-	-	-	-	(177)	(177)
Trade payables, accruals and other liabilities	14	(12,861)	(215)					(13,076)	(13,076)
Deferred consideration		(26)	(36)	(27)	(515)	(3)	(9)	(616)	(511)
		(21,164)	(2,067)	(2,591)	(2,558)	(2,338)	(10,080)	(40,798)	(37,596)

Derivative financial liabilities:
Interest rate derivatives:
Derivative contracts – receipts		349	64	727	51	754	1,380	3,325
Derivative contracts – payments		(319)	(19)	(753)	(19)	(797)	(1,440)	(3,347)
Foreign exchange derivatives:
Derivative contracts – receipts		24,935						24,935
Derivative contracts – payments		(25,258)						(25,258)
Commodity derivatives:
Derivative contracts – receipts
Derivative contracts – payments		(19)						(19)
		(312)	45	(26)	32	(43)	(60)	(364)	(534)
Total		(21,476)	(2,022)	(2,617)	(2,526)	(2,381)	(10,140)	(41,162)	(38,130)
2016
Non-derivative financial liabilities:
Preference shares		(4)	(4)	(4)	(4)	(4)	(72)	(92)	(68)
Bank loans and overdrafts		(909)	(4)	(243)	-	-	-	(1,156)	(1,146)
Bonds and other loans		(4,700)	(1,335)	(1,669)	(1,882)	(1,634)	(6,733)	(17,953)	(15,053)
Finance lease creditors	20	(24)	(18)	(18)	(17)	(16)	(127)	(220)	(143)
Other financial liabilities		-	-	-	-	-	-	-	-
Trade payables, accruals and other liabilities	14	(13,252)	(224)	-	-	-	-	(13,476)	(13,476)
Deferred consideration		(151)	(114)	(24)	-	(490)	(10)	(789)	(594)
		(19,040)	(1,699)	(1,958)	(1,903)	(2,144)	(6,942)	(33,686)	(30,480)

Derivative financial liabilities:
Interest rate derivatives:
Derivative contracts – receipts		56	420	-	-	-	-	476
Derivative contracts – payments		(70)	(429)	-	-	-	-	(499)
Foreign exchange derivatives:
Derivative contracts – receipts		9,263	-	-	-	-	-	9,263
Derivative contracts – payments		(9,580)	-	-	-	-	-	(9,580)
Commodity derivatives:
Derivative contracts – receipts		-	-	-	-	-	-	-
Derivative contracts – payments		(3)	-	-	-	-	-	(3)
		(334)	(9)	-	-	-	-	(343)	(331)
Total		(19,374)	(1,708)	(1,958)	(1,903)	(2,144)	(6,942)	(34,029)	(30,811)

122	Financial Statements	Annual Report on Form 20-F 2017

16A. MANAGEMENT OF LIQUIDITY RISK CONTINUED

The following table shows cash flows for which cash flow hedge accounting is applied. The derivatives in the cash flow hedge relationships are expected to have an impact on profit and loss in the same periods as the cash flows occur.

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
								Net
		Due	Due	Due	Due			carrying
	Due	between	between	between	between	Due		amount of
	within	1 and 2	2 and 3	3 and 4	4 and 5	after		related
	1 year	years	years	years	years	5 years	Total	derivatives (a)
2017
Foreign exchange cash inflows	3,510	-	-	-	-	-	3,510
Foreign exchange cash outflows	(3,536)	-	-	-	-	-	(3,536)	(8)
Interest rate cash flows	30	45	(26)	31	(44)	(60)	(24)	(351)
Commodity contracts cash flows	(19)	-	-	-	-	-	(19)	(7)
2016
Foreign exchange cash inflows	2,863	-	-	-	-	-	2,863
Foreign exchange cash outflows	(2,905)	-	-	-	-	-	(2,905)	(40)
Interest rate cash flows	4	(6)	-	-	-	-	(2)	-
Commodity contracts cash flows	(3)	-	-	-	-	-	(3)	18

(a)	See note 16C.

16B. MANAGEMENT OF MARKET RISK

Unilever’s size and operations result in it being exposed to the following market risks that arise from its use of financial instruments:

•	commodity price risk;
•	currency risk; and
•	interest rate risk.

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

At 31 December 2017, the Group had hedged its exposure to future commodity purchases with commodity derivatives valued at €382 million (2016: €441 million).

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

A 10% increase in commodity prices as at 31 December 2017 would have led to a €38 million gain on the commodity derivatives in the cash flow hedge reserve (2016: €46 million gain in the cash flow hedge reserve). A decrease of 10% in commodity prices on a full-year basis would have the equal but opposite effect.

(II) CURRENCY RISK

Currency risk on sales, purchases and borrowings

Because of Unilever’s global reach, it is subject to the risk that changes in foreign currency values impact the Group’s sales, purchases and borrowings.

At 31 December 2017, the exposure to the Group from companies holding financial assets and liabilities other than in their functional currency amounted to €45 million (2016: €76 million).

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

Impact on income statement

A 10% strengthening of the euro against key currencies to which the Group is exposed would have led to approximately an additional €5 million gain in the income statement (2016: €7 million gain). A 10% weakening of the euro against these currencies would have led to an equal but opposite effect.

Annual Report on Form 20-F 2017	Financial Statements	123

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

16B. MANAGEMENT OF MARKET RISK CONTINUED

POTENTIAL IMPACT OF RISK	MANAGEMENT POLICY AND HEDGING STRATEGY	SENSITIVITY TO THE RISK

Currency risk on the Group’s net investments

The Group is also subject to exchange risk in relation to the translation of the net investments of its foreign operations into euros for inclusion in its consolidated financial statements.

These net investments include Group financial loans, which are monetary items that form part of our net investment in foreign operations, of €7.3 billion (2016: €7.9 billion), of which €3.4 billion (2016: €3.5 billion) is denominated in GBP. In accordance with IAS 21, the exchange differences on these financial loans are booked through reserves.

Part of the currency exposure on the Group’s investments is also managed using US$ and Swiss franc net investment hedges with a nominal value of €3.9 billion (2016: €3.5 billion) for US$ and €(1.1) billion (2016: €(0.9)) for Swiss francs.

At 31 December 2017, the net exposure of the net investments in foreign currencies amounts to €16.2 billion (2016: €11.1 billion).

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

Impact on equity – trade-related cash flow hedges

A 10% strengthening of the euro against other currencies would have led to a €191 million (2016: €17 million) loss (of which €139 million loss would relate to strengthening against US Dollar (2016: €51 million loss would relate to strengthening against sterling) on hedges used to cover future trade cash flows to which cash flow hedge accounting is applied. A 10% weakening of the euro against other currencies would have led to a €210 million (2016: €19 million) gain (out of which €152 million gain would relate to strengthening against US Dollar (2016: €56 million gain would relate to strengthening against sterling) on hedges used to cover future trade cash flows to which cash flow hedge accounting is applied.

Impact on equity – net investment hedges

A 10% strengthening of the euro against other currencies would have led to a €251 million (2016: €242 million) loss on the net investment hedges used to manage the currency exposure on the Group’s investments. A 10% weakening of the euro against other currencies would have led to a €277 million (2016: €295 million) gain on the net investment hedges used to manage the currency exposure on the Group’s investments.

Impact on equity – net investments in group companies

A 10% strengthening of the euro against all other currencies would have led to a €1,472 million negative retranslation effect (2016: €1,008 million negative retranslation effect). A 10% weakening of the euro against those currencies would have led to a €1,619 million positive retranslation effect (2016: €1,232 million positive retranslation effect). In line with accepted hedge accounting treatment and our accounting policy for financial loans, the retranslation differences would be recognised in equity.

(III) INTEREST RATE RISK(a)

The Group is exposed to market interest rate fluctuations on its floating rate debt. Increases in benchmark interest rates could increase the interest cost of our floating-rate debt and increase the cost of future borrowings. The Group’s ability to manage interest costs also has an impact on reported results.

Taking into account the impact of interest rate swaps, at 31 December 2017, interest rates were fixed on approximately 76% of the expected net debt for 2018, and 63% for 2019 (81% for 2017 and 71% for 2018 at 31 December 2016).

For interest management purposes, transactions with a maturity shorter than six months from inception date are not included as fixed interest transactions.

The average interest rate on short-term borrowings in 2017 was 0.9% (2016: 0.9%).

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

Assuming that all other variables remain constant, a 1.0 percentage point increase in floating interest rates on a full-year basis as at 31 December 2017 would have led to an additional €41million of finance costs (2016: €11 million additional finance costs). A 1.0 percentage point decrease in floating interest rates on a full-year basis would have an equal but opposite effect.

Assuming that all other variables remain constant, a 1.0 percentage point increase in floating interest rates on a full-year basis as at 31 December 2017 would have led to an additional €23 million credit in equity from derivatives in cash flow hedge relationships (2016: €1 million debit). A 1.0 percentage point decrease in floating interest rates on a full-year basis would have led to an additional €28 million debit in equity from derivatives in cash flow hedge relationships (2016: €1 million credit).

(a)	See the weighted average amount of net debt with fixed rate interest shown in the following table.

124	Financial Statements	Annual Report on Form 20-F 2017

16B. MANAGEMENT OF MARKET RISK CONTINUED

The following table shows the split in fixed and floating-rate interest exposures, taking into account the impact of interest rate swaps and cross-currency swaps:

	€ million 2017	€ million 2016
Cash and cash equivalents	3,317	3,382
Current other financial assets	770	599
Current financial liabilities	(7,968)	(5,450)
Non-current financial liabilities	(16,462)	(11,145)
Net debt	(20,343)	(12,614)
Of which:
Fixed rate (weighted average amount of fixing for the following year)	(16,216)	(11,539)

16C. DERIVATIVES AND HEDGING

The Group does not use derivative financial instruments for speculative purposes. The uses of derivatives and the related values of derivatives are summarised in the following table. Derivatives used to hedge:

	€ million	€ million		€ million	€ million		€ million	€ million
	Trade and other receivables	Financial assets		Trade Payables and other liabilities	Current financial liabilities		Non- current financial liabilities	Total

31 December 2017
Foreign exchange derivatives including cross currency swaps
Fair value hedges	-	-		-	-		-	-
Cash flow hedges	32	-		(40)	-		-	(8)
Hedges of net investments in foreign operations	-	9		-	(103	)(a)	-	(94)
Hedge accounting not applied	13	73		(54)	35	(a)	-	67
Interest rate swaps
Fair value hedges	-	2		-	-		-	2
Cash flow hedges	-	2		-	(18)		(335)	(351)
Hedge accounting not applied	-	30		-	-		-	30
Commodity contracts
Cash flow hedges	12	-		(19)	-		-	(7)
Hedge accounting not applied	-	-		-	-		-	-
	57	116		(113)	(86)		(335)	(361)
	Total assets	173		Total liabilities			(534)	(361)

31 December 2016
Foreign exchange derivatives including cross currency swaps
Fair value hedges	-	-		-	-		-	-
Cash flow hedges	36	-		(76)	-		-	(40)
Hedges of net investments in foreign operations	-	174	(a)	-	(27)		-	147
Hedge accounting not applied	79	(133	)(a)	(67)	(134)		-	(255)
Interest rate swaps
Fair value hedges	-	3		-	-		-	3
Cash flow hedges	-	4		-	-		(4)	-
Hedge accounting not applied	-	43		-	(14)		(6)	23
Commodity contracts
Cash flow hedges	21	-		(3)	-		-	18
Hedge accounting not applied	(1)	-		-	-		-	(1)
	135	91		(146)	(175)		(10)	(105)
	Total assets	226		Total liabilities			(331)	(105)

(a)	Swaps that hedge the currency risk on intra-group loans and offset €(103) million of financial assets (2016: €174 million) within ‘Hedges of net investments in foreign operations’ are included within ‘Hedge accounting not applied’.

Annual Report on Form 20-F 2017	Financial Statements	125

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

Related amounts not set
off in the balance sheet
	€ million	€ million	€ million	€ million	€ million	€ million
Gross amounts of
		recognised	Net amounts of
	Gross amounts	financial assets	financial assets		Cash
	of recognised	set off in the	presented in the	Financial	collateral
As at 31 December 2017	financial assets	balance sheet	balance sheet	instruments	received	Net amount
Derivative financial assets	276	(103)	173	(108)	(6)	59
As at 31 December 2016
Derivative financial assets	400	(174)	226	(147)	-	79
(B) FINANCIAL LIABILITIES
The following financial liabilities are subject to offsetting, enforceable master netting arrangements and similar agreements.
Related amounts not set
off in the balance sheet
	€ million	€ million	€ million	€ million	€ million	€ million
Gross amounts of
		recognised	Net amounts of
	Gross amounts	financial liabilities	financial liabilities		Cash
	of recognised	set off in the	presented in the	Financial	collateral
As at 31 December 2017	financial liabilities	balance sheet	balance sheet	instruments	pledged	Net amount
Derivative financial liabilities	637	(103)	534	(108)	-	426
As at 31 December 2016
Derivative financial liabilities	505	(174)	331	(147)	-	184

17. INVESTMENT AND RETURN

CASH AND CASH EQUIVALENTS

Cash and cash equivalents in the balance sheet include deposits, investments in money market funds and highly liquid investments.

To be classified as cash and cash equivalents, an asset must:

•	be readily convertible into cash;
•	have an insignificant risk of changes in value; and
•	have a maturity period of three months or less at acquisition.

Cash and cash equivalents in the cash flow statement also include bank overdrafts and are recorded at amortised cost.

OTHER FINANCIAL ASSETS

Other financial assets are first recognised on the trade date. At that point, they are classified as:

•	held-to-maturity investments;
•	loans and receivables;
•	available-for-sale financial assets; or
•	financial assets at fair value through profit or loss.

126	Financial Statements	Annual Report on Form 20-F 2017

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

17A. FINANCIAL ASSETS

The Group’s Treasury function aims to protect the Group’s financial investments, while maximising returns. The fair value of financial assets is the same as the carrying amount for 2017 and 2016. The Group’s cash resources and other financial assets are shown below.

	€ million	€ million	€ million	€ million	€ million	€ million
		Non-			Non-
	Current	current	Total	Current	current	Total
Financial assets(a)	2017	2017	2017	2016	2016	2016
Cash and cash equivalents
Cash at bank and in hand	1,904	-	1,904	1,779	-	1,779
Short-term deposits with maturity of less than three months	1,333	-	1,333	1,513	-	1,513
Other cash equivalents	80	-	80	90	-	90
	3,317	-	3,317	3,382	-	3,382

Other financial assets
Held-to-maturity investments	38	125	163	43	99	142
Loans and receivables(b)	277	186	463	208	190	398
Available-for-sale financial assets(c)	202	362	564	126	383	509
Financial assets at fair value through profit or loss:
Derivatives	116	-	116	91	-	91
Other	137	2	139	131	1	132
	770	675	1,445	599	673	1,272

Total	4,087	675	4,762	3,981	673	4,654

(a)	For the purposes of this note and note 15C, financial assets and liabilities exclude trade and other current receivables and trade payables and other liabilities which are covered in notes 13 and 14 respectively.
(b)	Current loans and receivables include short-term deposits with banks with maturities of longer than three months.
(c)	Current available-for-sale financial assets include government securities and A- or higher rated money and capital market instruments. Non-current available-for-sale financial assets predominantly consist of investments in a number of companies and financial institutions in Europe, India and the US, including €63 million (2016: €79 million) of assets in a trust to fund benefit obligations in the US (see also note 4B).

Annual Report on Form 20-F 2017	Financial Statements	127

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

17A. FINANCIAL ASSETS CONTINUED

	€ million	€ million
Cash and cash equivalents reconciliation to the cash flow statement	2017	2016
Cash and cash equivalents per balance sheet	3,317	3,382
Less: bank overdrafts	(167)	(184)
Add: cash and cash equivalents included in assets held for sale	19	-
Cash and cash equivalents per cash flow statement	3,169	3,198

Approximately €1 billion (or 31%) of the Group’s cash and cash equivalents are held in the parent and central finance companies, for maximum flexibility. These companies provide loans to our subsidiaries that are also funded through retained earnings and third party borrowings. We maintain access to global debt markets through an infrastructure of short and long-term debt programmes. We make use of plain vanilla derivatives, such as interest rate swaps and foreign exchange contracts, to help mitigate risks. More detail is provided in notes 16, 16A, 16B and 16C on pages 121 to 126.

The remaining €2.3 billion (69%) of the Group’s cash and cash equivalents are held in foreign subsidiaries which repatriate distributable reserves on a regular basis. For most countries, this is done through dividends which are in some cases subject to withholding or distribution tax. This balance includes €206 million (2016: €240 million, 2015: €284 million) of cash that is held in a few countries where we face cross-border foreign exchange controls and/or other legal restrictions that inhibit our ability to make these balances available for general use by the wider business. The cash will generally be invested or held in the relevant country and, given the other capital resources available to the Group, does not significantly affect the ability of the Group to meet its cash obligations.

17B. CREDIT RISK

Credit risk is the risk of financial loss to the Group if a customer or counter-party fails to meet its contractual obligations. Additional information in relation to credit risk on trade receivables is given in note 13. These risks are generally managed by local controllers. Credit risk related to the use of treasury instruments is managed on a Group basis. This risk arises from transactions with financial institutions involving cash and cash equivalents, deposits and derivative financial instruments. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets. To reduce this risk, Unilever has concentrated its main activities with a limited number of counter-parties which have secure credit ratings. Individual risk limits are set for each counter-party based on financial position, credit rating and past experience. Credit limits and concentration of exposures are actively monitored by the Group’s treasury department. Netting agreements are also put in place with Unilever’s principal counter-parties. In the case of a default, these arrangements would allow Unilever to net assets and liabilities across transactions with that counter-party. To further reduce the Group’s credit exposures on derivative financial instruments, Unilever has collateral agreements with Unilever’s principal counter-parties in relation to derivative financial instruments. Under these arrangements, counter-parties are required to deposit securities and/or cash as a collateral for their obligations in respect of derivative financial instruments. At 31 December 2017 the collateral held by Unilever under such arrangements amounted to €6 million (2016: €3 million), of which €6 (2016: €Nil) was in cash, and €Nil million (2016: €3) was in the form of bond securities. The non-cash collateral has not been recognised as an asset in the Group’s balance sheet.

Further details in relation to the Group’s exposure to credit risk are shown in note 13 and note 16A.

18. FINANCIAL INSTRUMENTS FAIR VALUE RISK

The Group is exposed to the risks of changes in fair value of its financial assets and liabilities. The following table summarises the fair values and carrying amounts of financial instruments.

	€ million	€ million	€ million	€ million
Fair values of financial assets and financial liabilities	Fair value 2017	Fair value 2016	Carrying amount 2017	Carrying amount 2016
Financial assets
Cash and cash equivalents	3,317	3,382	3,317	3,382
Held-to-maturity investments	163	142	163	142
Loans and receivables	463	398	463	398
Available-for-sale financial assets	564	509	564	509
Financial assets at fair value through profit or loss:
Derivatives	116	91	116	91
Other	139	132	139	132
	4,762	4,654	4,762	4,654
Financial liabilities
Preference shares	-	(125)	-	(68)
Bank loans and overdrafts	(995)	(1,147)	(992)	(1,146)
Bonds and other loans	(23,368)	(15,844)	(22,709)	(15,053)
Finance lease creditors	(147)	(165)	(131)	(143)
Derivatives	(421)	(185)	(421)	(185)
Other financial liabilities	(177)	-	(177)	-
	(25,108)	(17,466)	(24,430)	(16,595)

128	Financial Statements	Annual Report on Form 20-F 2017

18. FINANCIAL INSTRUMENTS FAIR VALUE RISK CONTINUED

The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature. The instruments that have a fair value that is different from the carrying amount are classified as Level 2 for both 2016 and 2017 with exception of preference shares which are classified as Level 1 for both years.

FAIR VALUE HIERARCHY

The fair values shown in notes 15C and 17A have been classified into three categories depending on the inputs used in the valuation technique. The categories used are as follows:

•	Level 1: quoted prices for identical instruments;
•	Level 2: directly or indirectly observable market inputs, other than Level 1 inputs; and
•	Level 3: inputs which are not based on observable market data.

For assets and liabilities which are carried at fair value, the classification of fair value calculations by category is summarised below:

		€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Notes	Level 1 2017	Level 1 2016	Level 2 2017	Level 2 2016	Level 3 2017	Level 3 2016	Total fair value 2017	Total fair value 2016
Assets at fair value
Other cash equivalents	17A	-	-	80	90	-	-	80	90
Available-for-sale financial assets	17A	215	138	7	98	342	273	564	509
Financial assets at fair value through profit or loss:
Derivatives(a)	16C	-	-	173	226	-	-	173	226
Other	17A	137	-	-	131	2	1	139	132

Liabilities at fair value
Derivatives(b)	16C	-	-	(534)	(331)	-	-	(534)	(331)
Contingent consideration	14	-	-	-	-	(445)	(380)	(445)	(380)

(a)	Includes €57 million (2016: €135 million) derivatives, reported within trade receivables, that hedge trading activities.
(b)	Includes €(113) million (2016: €(146) million) derivatives, reported within trade payables, that hedge trading activities.

There were no significant changes in classification of fair value of financial assets and financial liabilities since 31 December 2016. There were also no significant movements between the fair value hierarchy classifications since 31 December 2016.

The impact in the 2017 income statement due to Level 3 instruments is a gain of €26 million (2016: gain of €94 million).

Reconciliation of Level 3 fair value measurements of financial assets is given below:

Reconciliation of movements in Level 3 valuations	€ million 2017	€ million 2016
1 January	(106)	346
Gains and losses recognised in profit and loss	26	94
Gains and losses recognised in other comprehensive income	2	(12)
Purchases and new issues	(89)	(247)
Sales and settlements	(17)	(187)
Transfers into Level 3	83	-
Transfers out of Level 3	-	(100)
31 December	(101)	(106)

SIGNIFICANT UNOBSERVABLE INPUTS USED IN LEVEL 3 FAIR VALUES

The largest asset valued using Level 3 techniques is an executive Life Insurance of €22 million (2016: €25 million).

A change in one or more of the inputs to reasonably possible alternative assumptions would not change the value significantly.

During the year 2017, a Split-Dollar life insurance asset with a carrying value of €43 million as at 31 December 2016 (2015: €41 million) was derecognised. The asset was previously valued using Level 3 techniques and related to an unlisted investment recognised as an available for sale financial asset. The asset was disposed for a total consideration of €45 million and the carrying value at the time of disposal was €36 million. The 2017 impact on profit or loss was €9 million gain.

CALCULATION OF FAIR VALUES

The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December 2016.

Annual Report on Form 20-F 2017	Financial Statements	129

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

POLICIES AND PROCESSES USED IN RELATION TO THE CALCULATION OF LEVEL 3 FAIR VALUES

Assets valued using Level 3 valuation techniques are primarily made up of long-term cash receivables and unlisted investments. Valuation techniques used are specific to the circumstances involved. Unlisted investments include €195 million (2016: €172 million) of investments within Unilever Ventures companies.

19. PROVISIONS

Provisions are recognised where a legal or constructive obligation exists at the balance sheet date, as a result of a past event, where the amount of the obligation can be reliably estimated and where the outflow of economic benefit is probable.

				€ million	€ million
Provisions				2017	2016
Due within one year				525	390
Due after one year				794	1,033
Total provisions				1,319	1,423

	€ million	€ million	€ million	€ million	€ million
Movements during 2017	Restructuring	Legal	Brazil indirect taxes	Other	Total
1 January 2017	291	125	672	335	1,423
Income Statement:
Charges	318	139	43	143	643
Releases	(79)	(16)	(75)	(21)	(191)
Utilisation	(161)	(43)	(206)	(4)	(414)
Currency translation	(17)	(13)	(78)	(34)	(142)
31 December 2017	352	192	356	419	1,319

Restructuring provisions primarily include people costs such as redundancy costs and cost of compensation where manufacturing, distribution, service or selling agreements are to be terminated. The group expects these provisions to be substantially utilised within the next few years.

The Group is involved from time to time in legal and arbitration proceedings arising in the ordinary course of business. As previously disclosed, along with other consumer products companies and retail customers, Unilever is involved in a number of ongoing investigations by national competition authorities. These proceedings and investigations are at various stages and concern a variety of product markets. Where specific issues arise, provisions are made to the extent appropriate. Due to the nature of the legal cases, the timing of utilisation of these provisions is uncertain.

In 2017, the group recognised a provision of €80 million in relation to investigations by national competition authorities including those within Italy and South Africa.

Provisions for Brazil indirect taxes are comprised of disputes with Brazilian authorities, in particular relating to tax credits that can be taken for the PIS and COFINS indirect taxes. These provisions are separate from the matters listed as contingent liabilities in note 20; Unilever does not have provisions and contingent liabilities for the same matters. Due to the nature of disputed indirect taxes the timing of utilisation of these provisions is uncertain.

In 2017, the Group successfully applied for federal tax amnesty in relation to 31 cases in Brazil. This resulted in a €261 million reduction in the provision for disputed indirect taxes, of which €193 million was utilised and €68 million was credited into the income statement.

130	Financial Statements	Annual Report on Form 20-F 2017

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

Contingent liabilities are either possible obligations that will probably not require a transfer of economic benefits, or present obligations that may, but probably will not, require a transfer of economic benefits. It is not appropriate to make provisions for contingent liabilities, but there is a chance that they will result in an obligation in the future. Assessing the amount of liabilities that are not probable is highly judgemental so contingent liabilities are disclosed on the basis of the known maximum exposure.

	€ million	€ million	€ million	€ million	€ million	€ million
Long-term finance lease commitments	Future minimum lease payments 2017	Finance Cost 2017	Present value 2017	Future minimum lease payments 2016	Finance cost 2016	Present value 2016
Buildings(a)	195	75	120	202	75	127
Plant and machinery	11	-	11	18	2	16
	206	75	131	220	77	143
The commitments fall due as follows:
Within 1 year	20	9	11	24	15	9
Later than 1 year but not later than 5 years	68	23	45	69	28	41
Later than 5 years	118	43	75	127	34	93
	206	75	131	220	77	143
(a) All leased land is classified as operating leases.
The table below shows the net book value of property, plant and equipment under a number of finance lease agreements.
				€ million	€ million	€ million
Net book value				Buildings	Plant and equipment	Total
Cost				206	125	331
Accumulated depreciation				(84)	(108)	(192)
31 December 2017				122	17	139
Cost				211	134	345
Accumulated depreciation				(79)	(115)	(194)
31 December 2016				132	19	151
The Group has sublet part of the leased properties under finance leases. Future minimum sublease payments of €29 million (2016: €31 million) are expected to be received.
					€ million	€ million
Long-term operating lease commitments					2017	2016
Land and buildings					1,885	2,149
Plant and machinery					569	692
					2,454	2,841

			€ million	€ million	€ million	€ million
Operating lease and other commitments fall due as follows:			Operating leases 2017	Operating leases 2016	Other commitments 2017	Other commitments 2016
Within 1 year			418	457	1,274	1,204
Later than 1 year but not later than 5 years			1,250	1,393	935	1,231
Later than 5 years			786	991	31	30
			2,454	2,841	2,240	2,465

The Group has sublet part of the leased properties under operating leases. Future minimum sublease payments of €12 million (2016: €17 million) are expected to be received.

Other commitments principally comprise commitments under contracts to purchase materials and services. They do not include commitments to purchase property, plant and equipment, which are reported in note 10 on page 111 and 112.

Annual Report on Form 20-F 2017	Financial Statements	131

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

20. COMMITMENTS AND CONTINGENT LIABILITIES CONTINUED

CONTINGENT LIABILITIES

Contingent liabilities are possible obligations that are not probable. They arise in respect of litigation against group companies, investigations by competition, regulatory and fiscal authorities and obligations arising under environmental legislation. In many markets, there is a high degree of complexity involved in the local tax regimes. The majority of contingent liabilities are in respect of fiscal matters in Brazil.

Assessing the amount of liabilities that are not probable is highly judgemental. During 2017 we have reviewed our approach and now contingent liabilities are disclosed on the basis of the known maximum exposure. In the case of Brazil fiscal matters the known maximum exposure is the amount included on a tax assessment. A summary of our contingent liabilities is shown in the table below.

	€ million 2017	€ million 2016
Corporate reorganisation – IPI, PIS and COFINS taxes and penalties (a)	2,092	1,464
Inclusion of ICMS in the tax base for PIS and COFINS taxes (b)	-	655
Inputs for PIS and COFINS taxes	16	113
Goodwill amortisation	121	36
Other tax assessments – over 600 cases	1,095	1,093
Total Brazil Tax	3,324	3,361
Brazil other	19	42
Contingent liabilities outside Brazil	324	224
Total contingent liabilities	3,667	3,627

(a)	During 2004, and in common with many other businesses operating in Brazil, one of our Brazilian subsidiaries received a notice of infringement from the Federal Revenue Service in respect of indirect taxes. The notice alleges that a 2001 reorganisation of our local corporate structure was undertaken without valid business purpose. The 2001 reorganisation was comparable with restructurings done by many companies in Brazil. The original dispute was resolved in the courts in the Group’s favour. However, in 2013 a new assessment was raised in respect of a similar matter. Additionally, during the course of 2014 and again in December 2017 other notices of infringement were issued based on the same grounds argued in the previous assessments. The total amount of the tax assessments in respect of this matter is €2,092 million (2016: €1,464 million). The judicial process in Brazil is likely to take a number of years to conclude.
(b)	During 2006, Unilever filed a judicial measure to obtain the right to exclude the Brazilian ICMS indirect tax from the taxable base for the Brazilian PIS and COFINS indirect taxes, and obtained a favourable decision in 2007. In November 2016, this favourable decision was reversed on appeal to a higher court, and the Group lodged a further appeal. In 2017, the Supreme Court published a favourable decision on the leading case, which we expect to be applied to the Group’s case. As such, we have assessed the risk of outflow in relation to this case to now be remote and therefore is not a contingent liability.

The Group believes that the likelihood that the tax authorities will ultimately prevail is low, however there can be no guarantee of success in court. In each case we believe our position is strong so they have not been provided for and are considered to be contingent liabilities. Due to the fiscal environment in Brazil the possibility of further tax assessments related to the same matters cannot be ruled out.

The contingent liabilities reported for indirect taxes relating to disputes with the Brazilian authorities are separate from the provisions listed in note 19; Unilever does not have provision and contingent liabilities for the same matters.

21. ACQUISITIONS AND DISPOSALS

Business combinations are accounted for using the acquisition accounting method as at the acquisition date, which is the date at which control is transferred to the Group.

Goodwill is measured at the acquisition date as the fair value of consideration transferred, plus non-controlling interests and the fair value of any previously-held equity interests less the net recognised amount (which is generally fair value) of the identifiable assets and liabilities assumed. Goodwill is subject to an annual review for impairment (or more frequently if necessary) in accordance with our accounting policies. Any impairment is charged to the income statement as it arises. Detailed information relating to goodwill is provided in note 9 on pages 108 to 110.

Transaction costs are expensed as incurred, within non-underlying items.

Changes in ownership that do not result in a change of control are accounted for as equity transactions and therefore do not have any impact on goodwill. The difference between consideration and the non-controlling share of net assets acquired is recognised within equity.

132	Financial Statements	Annual Report on Form 20-F 2017

21. ACQUISITIONS AND DISPOSALS CONTINUED

2017

In 2017, the Group completed the following business acquisitions and disposals as listed below. In each case 100% of the businesses were acquired unless stated otherwise. Total consideration for 2017 acquisitions is €4,912 million (2016: €2,069 million for acquisitions completed during that year). More information related to the 2017 acquisitions is provided on page 134 and 135.

DEAL COMPLETION DATE	ACQUIRED/DISPOSED BUSINESS

1 February 2017	Acquired Living Proof, an innovative premium hair care business, using patented technology and breakthrough science. Living Proof forms part of our prestige Personal Care business.

28 March 2017	Sold the AdeS soy beverage business in Latin America to Coca-Cola FEMSA and The Coca-Cola Company.

1 May 2017	Acquired Kensington’s, a condiment maker. Kensington’s is a mission-driven company with a leading brand sold in the organic and naturals marketplace.

1 August 2017	Acquired 60% of EAC Myanmar, a home care business to form Unilever EAC Myanmar Company Limited.

1 August 2017	Acquired Hourglass, a luxury colour cosmetics business, known for innovation and exceptional product. Hourglass forms part of our prestige Personal Care business.

7 September 2017	Acquired Pukka Herbs, an organic herbal tea business, that enhances our presence in the Naturals segment of Refreshment.

9 September 2017

Acquired Weis, an ice cream business. Weis is a second-generation Australian ice cream and frozen dessert manufacturer with the original iconic Fruito Bar and aims to increase our market position in Refreshment.

1 November 2017

Acquired 98% of Carver Korea, a leading skincare business in North Asia from Bain Capital Private Equity and Goldman Sachs. The brands acquired provide Unilever a presence in South Korea. Further details are provided below.

1 December 2017

Acquired Mãe Terra, a Brazilian naturals and organic food business. Mãe Terra is a fast-growing and well-loved brand in Brazil and adds to the Foods business by providing health-conscious consumers with organic and nutritious food products.

11 December 2017	Acquired TAZO, the leading brand in the speciality tea category, which enhances our presence in the Black, Green and Herbal tea segments of Refreshment.

18 December 2017	Acquired Sundial Brands, a leading haircare and skincare company recognised for its innovative use of high-quality and culturally authentic ingredients.

31 December 2017

Acquired Schmidt’s Naturals, a personal care company. Schmidt’s Naturals is a strong, innovative brand in the fast-growing naturals category, that will complement our existing portfolio of US deodorants.

In addition to the completed deals in the table above:

–	On 15 May 2017, the Group announced that it had signed an agreement to purchase the home and personal care business of Quala in Latin America. This transaction is expected to complete during the first quarter of 2018.

–	On 22 September 2017, the Group announced the disposal of the South African spreads business plus a cash consideration of €331m in exchange for Remgro’s 25.75% shareholding in Unilever South Africa. Subject to regulatory approval, this transaction is expected to complete during 2018.

–	On 15 December 2017, the Group announced that it had signed an agreement with KKR to sell its global spreads business (excluding South Africa). The sale includes the disposal of the Baking, Cooking and Spreads entities in North America and Europe as well as brands such as Rama, Becel, Blue Band, Country Crock, Flora, I Can’t believe It’s Not Butter and Pro Activ. Subject to regulatory approval, the sale is expected to complete during 2018.

Information on assets and liabilities held for sale in relation to the spreads business is provided in note 22.

Annual Report on Form 20-F 2017	Financial Statements	133

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

21. ACQUISITIONS AND DISPOSALS CONTINUED

Carver Korea

The Group acquired 98% equity of Carver Korea for a cash consideration of €2,284 million. This acquisition adds the AHC brand to Unilever’s portfolio.

The provisional fair value of net assets for the acquisition that is recognised on the balance sheet is €1,281 million; the provisional fair values have been determined pending the completion of valuations in 2018. The intangible assets are principally brands. No contingent liabilities were acquired. Further details of the provisional fair values of net assets acquired are provided on page 135.

The provisional estimate of goodwill is €1,030 million. It represents the future value which the Group believes it will obtain through operational synergies and the market position.

Total acquisition-related costs incurred to date for Carver Korea are €1 million which have been recorded within non-underlying items in the income statement for the year ended 31 December 2017.

Since acquisition, Carver Korea has contributed €75 million to Group revenue and €23 million to Group operating profit. If the acquisition had taken place at the beginning of the year, Group revenue would have been €53,984 million and Group operating profit would have been €8,982 million.

Effect on Consolidated Income Statement

The acquisition deals completed in 2017 have contributed €230 million to Group revenue and €32 million to Group operating profit since the relevant acquisition dates.

If the acquisition deals completed in 2017 had all taken place at the beginning of the year, Group revenue would have been €54,440 million and Group operating profit would have been €9,060 million.

2016

In 2016, the Group completed the following business acquisitions and disposals listed below. For the businesses acquired, the acquisition accounting has been finalised and subsequent changes to the provisional numbers published last year were immaterial.

DEAL COMPLETION DATE	ACQUIRED/DISPOSED BUSINESS

31 March 2016	Sold the bread and bakery business under the brand ‘Modern’ in India to Nimman Foods Private Limited, part of the Everstone Group.

7 April 2016	Acquired Indulekha and Vayodha brands from Mosons Group.

6 May 2016	Sold local Alberto Culver brands Antiall, Farmaco, Veritas, the rights for VO5 in Argentina and a manufacturing plant to Santiago Saenz.

31 July 2016	Sold the Rice Exports business in India to LT Foods Middle East DMCC, a Group company of LT Foods Limited.

10 August 2016	Acquired Dollar Shave Club, a subscription-based direct-to-consumer male grooming business.

20 October 2016	Acquired Seventh Generation, a North American home and personal care eco-friendly naturals business.

1 December 2016	Acquired Blueair, a supplier of innovative mobile indoor air purification technologies and solutions.

134	Financial Statements	Annual Report on Form 20-F 2017

21. ACQUISITIONS AND DISPOSALS CONTINUED

EFFECT ON CONSOLIDATED BALANCE SHEET

ACQUISITIONS

The following table sets out the effect of the acquisitions in 2017, 2016 and 2015 on the consolidated balance sheet. The fair values currently used for opening balances of all acquisitions made in 2017 are provisional, with the exception of Living Proof, Inc. whose opening balance sheet was finalised within 2017. Balances remain provisional due to missing relevant information about facts and circumstances that existed as of the acquisition date and where valuation work is still ongoing, notably for acquisitions which completed in the second half of 2017.

Detailed information relating to goodwill is provided in note 9 on pages 108 to 110. The value of goodwill which is expected to be tax deductible is €568 million.

	€ million	€ million	€ million
	2017	2016	2015
Net assets acquired	2,423	929	999
Non-controlling interest	(50)	-	-
Goodwill	2,539	1,140	1,012
Total consideration	4,912	2,069	2,011
In 2017 the net assets acquired and total consideration consist of:
	Carver Korea	Other acquisitions	€ million 2017
Intangible assets	1,520	1,090	2,610
Other non-current assets	14	79	93
Trade and other receivables	18	78	96
Other current assets	150	99	249
Non-current liabilities	(369)	(119)	(488)
Current liabilities	(52)	(85)	(137)
Net assets acquired	1,281	1,142	2,423
Non-controlling interest	(27)	(23)	(50)
Goodwill	1,030	1,509	2,539
Cash consideration	2,284	2,541	4,825
Deferred consideration	-	87	87
Total consideration	2,284	2,628	4,912

No contingent liabilities were acquired in the other acquisitions described above.

Goodwill represents the future value which the Group believes it will obtain through operational synergies and the application of acquired company ideas to existing Unilever channels and businesses.

DISPOSALS

The following table sets out the effect of the disposals in 2017, 2016 and 2015 on the consolidated balance sheet. The results of disposed businesses are included in the consolidated financial statements up to their date of disposal.

	€ million	€ million	€ million
	2017	2016	2015
Goodwill and intangible assets	71	85	47
Other non-current assets	92	29	2
Current assets	10	5	23
Trade creditors and other payables	(8)	-	(2)
Net assets sold	165	119	70
(Gain)/loss on recycling of currency retranslation on disposal	66	-	-
Profit/(loss) on sale attributable to Unilever	332	(95)	(9)
Consideration	563	24	61

Cash	560	16	62
Cash balances of businesses sold	-	8	(1)
Non-cash items and deferred consideration	3	-	-
	563	24	61

Annual Report on Form 20-F 2017	Financial Statements	135

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

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

Immediately prior to classification as held for sale, the assets or groups of assets are remeasured in accordance with the Group’s accounting policies. Subsequently, assets and disposal groups classified as held for sale are valued at the lower of book value or fair value less disposal costs. Assets held for sale are neither depreciated nor amortised.

	€ million	€ million	€ million
	2017 Spreads(a)	2017 Total	2016 Total(b)

Property, plant and equipment held for sale	-	30	22

Disposal groups held for sale
Non-current assets
Goodwill and intangibles	2,311	2,311	98
Property, plant and equipment	548	552	46
Deferred tax assets	145	145	-
Other non-current assets	1	1	-
	3,005	3,009	144
Current assets
Inventories	130	130	34
Trade and other receivables	17	18	1
Current tax assets	13	13	-
Cash and cash equivalents	19	19	-
Other	-	5	5
	179	185	40
Assets held for sale	3,184	3,224	206

Current liabilities
Trade payables and other current liabilities	106	106	1
Current tax liabilities	11	11	-
Provisions	1	1	-
	118	118	1
Non-current liabilities
Pensions and post-retirement healthcare liabilities	9	9	-
Provisions	1	1	-
Deferred tax liabilities	42	42	-
	52	52	-
Liabilities held for sale	170	170	1

(a)	Refer to note 21 for an explanation of this disposal.
(b)	In 2016, disposal groups held for sale were primarily related to the AdeS soy beverage business in Latin America.

23. RELATED PARTY TRANSACTIONS

A related party is a person or entity that is related to the Group. These include both people and entities that have, or are subject to, the influence or control of the Group.

The following related party balances existed with associate or joint venture businesses at 31 December:

Related party balances	€ million 2017	€ million 2016
Trading and other balances due from joint ventures	124	115
Trading and other balances due from/(to) associates	-	-

JOINT VENTURES

Sales by Unilever group companies to Unilever Jerónimo Martins and Pepsi Lipton joint ventures were €117 million and €65 million in 2017 (2016: €118 million and €69 million) respectively. Sales from Unilever Jerónimo Martins and from Pepsi Lipton joint ventures to Unilever group companies were €68 million and €65 million in 2017 (2016: €66 million and €51 million) respectively. Balances owed by/(to) Unilever Jerónimo Martins and Pepsi Lipton joint ventures at 31 December 2017 were €130 million and €(6) million (2016: €119 million and €(4) million) respectively.

136	Financial Statements	Annual Report on Form 20-F 2017

23. RELATED PARTY TRANSACTIONS CONTINUED

ASSOCIATES

Langholm Capital Partners invests in private European companies with above-average longer-term growth prospects.

Langholm Capital II was launched in 2009. Unilever has invested €58 million in Langholm Capital II, with an outstanding commitment at the end of 2017 of €17 million (2016: €18 million). During 2017, Unilever received €10 million (2016: nil) from its investment in Langholm Capital II.

24. SHARE BUYBACK PROGRAMME

On 6 April 2017, Unilever announced a share buyback programme of €5 billion in 2017. As at 31 December 2017, the group has repurchased 101,942,383 ordinary shares as part of the programme which are held by Unilever as treasury shares. Consideration paid for the repurchase of shares including transaction costs was €5,014 million which is recorded within other reserves.

25. PURCHASE OF PREFERENCE SHARES

On 11 October 2017 Unilever Corporate Holdings Nederland B.V., a wholly owned subsidiary of Unilever PLC launched an unconditional and irrevocable offer for the purchase of the issued and outstanding 6% and 7% preference shares in the capital of Unilever N.V. On 3 November 2017, the offer period ended with 99% of the preference shares having been tendered.

Consideration paid for the repurchase of these shares in 2017 was €448 million and a liability of €2 million is recorded in other financial liabilities for the remaining 1% as statutory buy out proceedings have been initiated. As the preference shares were classified as debt in the balance sheet, the difference between consideration paid and carrying value of the shares of €382 million is recorded within finance costs in the consolidated income statement.

26. REMUNERATION OF AUDITORS

This note includes all amounts paid to the Group’s auditors, whether in relation to their audit of the Group or otherwise. During the year the Group (including its subsidiaries) obtained the following services from the Group auditors and its associates:

	€ million 2017		€ million 2016		€ million 2015
Fees payable to the Group’s auditors for the audit of the consolidated and parent company accounts of Unilever N.V. and Unilever PLC(a)	4		4		5

Fees payable to the Group’s auditors for the audit of accounts of subsidiaries of Unilever N.V. and Unilever PLC pursuant to legislation(b)	10		10		9

Total statutory audit fees(c)	14		14		14

Audit-related assurance services	–	(d)	–	(d)	–	(d)
Other taxation advisory services	–	(d)	–	(d)	–	(d)
Services relating to corporate finance transactions	–		–		–
Other assurance services	5	(e)	–	(d)	–	(d)
All other non-audit services	–	(d)	–	(d)	–	(d)

(a)	Of which €1 million was payable to KPMG Accountants N.V. (2016: €1 million; 2015: €1 million) and €4 million was payable to KPMG LLP (2016: €3 million; 2015: €4 million).
(b)	Comprises fees payable to the KPMG network of independent member firms affiliated with KPMG International Cooperative for audit work on statutory financial statements and Group reporting returns of subsidiary companies.
(c)	Amount payable to KPMG in respect of services supplied to associated pension schemes was less than €1 million individually and in aggregate (2016: less than €1 million individually and in aggregate; 2015: less than €1 million individually and in aggregate).
(d)	Amounts paid in relation to each type of service are individually less than €1 million. In aggregate the fees paid were €1 million (2016: €1 million; 2015: €1 million).
(e)	Includes €5 million for audits and reviews of carve-out financial statements of the Spreads business.

27. EVENTS AFTER THE BALANCE SHEET DATE

Where events occurring after the balance sheet date provide evidence of conditions that existed at the end of the reporting period, the impact of these events is adjusted within the financial statements. Otherwise, events after the balance sheet date of a material size or nature are disclosed below.

On 1 February 2018 Unilever announced a quarterly dividend with the 2017 fourth quarter results of €0.3585 per NV ordinary share and £0.3155 per PLC ordinary share.

On 5 February 2018 Unilever issued a triple tranche €2.0 billion bond, comprising of fixed rate notes of €500 million at 0.5% due August 2023, €700 million at 1.125% due February 2027 and €800 million at 1.625% due February 2033.

Annual Report on Form 20-F 2017	Financial Statements	137

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

28. GROUP COMPANIES

AS AT 31 DECEMBER 2017

In accordance with section 409 of the Companies Act 2006 a list of subsidiaries, partnerships, associates, and joint ventures as at 31 December 2017 is set out below. All subsidiary undertakings are subsidiary undertakings of their immediate parent undertaking(s) pursuant to section 1162 (2) (a) of the Companies Act 2006 unless otherwise indicated – see the notes on page 145. All subsidiary undertakings not included in the consolidation are not included because they are not material for such purposes. All associated undertakings are included in the Unilever Group’s financial statements using the equity method of accounting unless otherwise indicated – see the notes on page 145.

Companies are listed by country and under their registered office address. Principal group companies are identified in bold CAPS. These companies are incorporated and principally operate in the countries under which they are shown.

The aggregate percentage of capital held by the Unilever Group is shown after the subsidiary company name, except where it is 100%. If the Nominal Value field is blank, then the Share Class Note will identify the type of interest held in the entity.

SUBSIDIARY UNDERTAKINGS INCLUDED IN THE CONSOLIDATION

Name of Undertaking	% holding as between NV /PLC	Nominal Value		Share Class Note
Algeria - Zone Industrielle Hassi Ameur Oran 31000
Unilever Algérie SPA (72.50)	72.50/0	DZD	1,000.00	1
Argentina - Tucumán 1, Piso 4°, Cdad. de Buenos Aires
Arisco S.A.	64.55/35.45	ARA	1.00	1
UNILEVER DE ARGENTINA S.A.	64.55/35.45	ARA	1.00	1
S.A.G.R.A. S.A. (98)	63.26/34.74	ARA	1.00	1
Argentina - Mendoza km 7/8 – Pocitos, San Juan
Helket S.A.	64.55/35.45	ARA	1.00	1
Australia - Level 17, 2-26 Park Street, Sydney, NSW 2000
Ben & Jerry’s Franchising Australia Limited	0/100	AUD	1.00	1
Tea Too Pty Limited	0/100	AUD	1.00	1
TIGI Australia Pty Limited	0/100	AUD	1.00	2
	0/100	AUD	1.00	3
Unilever Australia (Holdings) Pty Limited	0/100	AUD	1.00	1
Unilever Australia Group Partnership	0/100			4
Unilever Australia Group Pty Limited	0/100	AUD	2.00	1
Unilever Australia Limited	0/100	AUD	1.00	1
Unilever Australia Supply Services Limited	0/100	AUD	1.00	1
Unilever Australia Trading Limited	0/100	AUD	1.00	1
Australia - 111 Chandos Street, Crows Nest, NSW 2065
Dermalogica Holdings Pty Limited	0/100	AUD	1.00	1
Dermalogica Pty Limited	0/100	AUD	2.00	1
DLA Piper Australia, Level 38, 201 Elizabeth Street, Sydney, NSW 2000
Dollar Shave Club Australia Pty Limited	55.40/44.60	AUD	1.00	1
Austria -Stella-Klein-Löw Weg 13, 1023 Wien
Delico Handels GmbH	100/0	EUR	36,337.00	1
Kuner Nahrungsmittel GmbH	100/0	EUR	36,336.00	1
TIGI Handels GmbH	100/0	EUR	36,336.00	1
ULPC Handels GmbH	100/0	EUR	218,019.00	1
Unilever Austria GmbH	100/0	EUR	10,000,000.00	1
Unilever BCS Austria GmbH	55.40/44.60	EUR	35,000.00	1
Bangladesh - 51 Kalurghat Heavy Industrial Area, Kalurghat, Chittagong
Unilever Bangladesh Limited (60.75)	0/60.75	BDT	100.00	1
Belgium - Rond-Point Schuman, 6 Box 5, 1040 Ettebeek
Intuiskin SPRL	100/0	EUR	185.50	1
Belgium - Humaniteitslaan 292, 1190 Brussels
Unilever BCS Belgium NV /SA	55.40/44.60	No Par Value		1
UNILEVER BELGIUM NV/SA	100/0	No Par Value		1
Unilever Belgium Services SA/NV	100/0	No Par Value		1
Unilever Lipton Tea NV/SA	100/0	No Par Value		1
Bolivia - Av. Blanco Galindo Km. 10.4 Cochabamba
Unilever Andina Bolivia S.A.	100/0	BOB	10.00	1
Brazil - Rua Caio Prado, 267 – Room 13, São Paulo/SP
Alberto-Culver do Brasil Cosmeticos Limitada	55.40/44.60	BRL	1.00	5
Brazil - São Paulo, Estado de São Paulo, na Rua Pedroso Alvarenga, 1046, sala 147, Itaim Bibi, CEP 04531-004
Euphoria Ice Cream Comercio de Alimentos Limitada	64.55/35.45	BRL	1.00	5
Brazil - Rod. BR 101-Norte, s/n, km. 43,6 – Room 4, Igarassu /PE
Cicanorte Industria de Conservas Alimenticas S.A.	64.55/35.45	BRL	2.80	1
Brazil - Av. Presidente Juscelino Kubitschek, 1.309 –13º floor – Room 19 – São Paulo/SP
RGG – Comércio E Representações	64.55/35.45	BRL	1.00	5
De Produtos De Higiene Pessoal Limitada
Brazil - Rua Pedroso Alvarenga, 1046, Suit 146, Itaim Bibi, Sao Paulo
Sorvete Escola Comercio de Alimentos Limitada	64.55/35.45	BRL	1.00	5
Brazil - Av. Dr. Cardoso de Melo, nº 1855, Room A, Suite 152, 15th floor, Vila Olímpia, São Paulo/SP CEP 04548-005.
E-UB Comércio Ltda	64.55/35.45	BRL	1.00	5
Brazil - Av. Presidente Juscelino Kubitschek, 1.309 –13º floor – Room 21 – São Paulo/SP
UBA 2 – Comércio e Representação de Alimentos Limitada	64.55/35.45	BRL	1.00	5

Name of Undertaking	% holding as between NV /PLC	Nominal Value		Share Class Note
Brazil - Av. Presidente Juscelino Kubitschek, 1.309 –13º floor – Room 24 – São Paulo/SP
UBI 2 – Comercio de Alimentos Limitada	64.55/35.45	BRL	1.00	5
Brazil - Av. Presidente Juscelino Kubitschek, 1.309 –13º floor – Room 28 – São Paulo/SP
UBI 4 – Comércio de Alimentos Limitada	64.55/35.45	BRL	1.00	5
Brazil - Rod. BR 232, s/n, km. 13 – Jaboatão dos Guararapes/PE
Unilever Brasil Gelados do Nordeste S.A.	64.55/35.45	No Par Value		2
	64.55/35.45	No Par Value		3
Brazil - Av. Presidente Juscelino Kubitschek, 1.309 – 9th floor, Zip Code 04543-011, São Paulo/SP
Unilever Brasil Gelados Limitada	64.55/35.45	BRL	1.00	5
Brazil - Av. Presidente Juscelino Kubitschek, 1.309, 1st E 2nd Floors from 4th Floor to 8th Floor and from 10th Floor to 14th Floor, Vila Nova Conceicão, São Paulo/SP
UNILEVER BRASIL LIMITADA	64.55/35.45	BRL	1.00	5
Brazil - Av. Presidente Juscelino Kubitschek, 1.309 – 3rd Floor, São Paulo/SP
Unilever Brasil Industrial Limitada	64.55/35.45	BRL	1.00	5
Brazil - Av. Escola Politécnica, 760, 2º Floor – Room 6 – São Paulo/SP
UP! Alimentos Limitada (50)	32.28/17.72	BRL	1.00	5
Brazil - Av. Marechal Floriano, 19 – Room 1001 Part – Rio de Janeiro/RJ
Veritas do Brazil Limitada (99)	63.90/35.10	BRL	1.00	5
Brazil – Rua Sabiá, 45, Jardim Marieta, Osasco/SP
SOLO ATS Participações do Brasil S.A	64.55/35.45	No Par Value		1
Mãe Terra Produtos Naturais Ltda.	64.55/35.45	BRL	1.00	5
Bulgaria - City of Sofia, Borough Mladost, 1, Business Park, Building 3, Floor 1
Unilever BCS Bulgaria EOOD	55.40/44.60	BGN	1,000.00	1
Unilever Bulgaria EOOD	100/0	BGN	1,000.00	1
Cambodia - No. 443A Street 105, Sangkat Boeung Pralit, Khan 7 Makara Phnom Penh Capital
Unilever (Cambodia) Limited	100/0	KHR	20,000.00	1
Canada - 3081, 3rd Avenue, Whitehorse, Yukon Territory, Y1A 4Z7
Dermalogica Canada Limited	0/100	No Par Value		6
Canada - P.O. Box 49130, 2900 – 595 Burrard Street, Vancouver BC V7X 1J5
Dollar Shave Club Canada, Inc	55.40/44.60	CAD	0.01	7
Canada -195 Belfield Road, Rexdale, Toronto, Ontario M9W 1G9
Rexdale Property Inc.	55.40/44.60	No Par Value		7
Unilever BCS Canada Inc.	55.40/44.60	No Par Value		7
Canada -800-885 West Georgia Street, Vancouver BC V6C 3H1
Seventh Generation Family & Home ULC	55.40/44.60	No Par Value		7
Canada - 1000 rue de la Gauchetière Ouest, Bureau 2500, Montreal H3B 0A2
4012208 Canada Inc.	64.54/35.46	No Par Value		7
Canada - 160 Bloor Street East, Suite 1400, Toronto ON M4W 3R2
Unilever Canada Inc.	64.54/35.46	No Par Value		8
	64.54/35.46	No Par Value		9
	0/100	No Par Value		10
	64.54/35.46	No Par Value		11
	64.54/35.46	No Par Value		12
Canada - Lawson Lundell LLP, 925 W Georgia St, Vancouver, BC V6C 3L2
Hourglass Cosmetics Canada Limited	55.40/44.60	No Par Value		7
Cayman Islands - Walker Nominees Limited, 190 Elgin Ave, Georgetown, GC KY1-9001
Personal Care Marketing & Technology Inc	55.40/44.60	KYD	1.00	1
Chile- Av. Carrascal N°3351, Quinta Normal, Santiago
UNILEVER CHILE LIMITADA	64.55/35.45			13
Unilever Chile SCC Limitada	64.55/35.45			13
China – 10th floor No.398, North Cao Xi Road, Xuhui District, Shanghai
Blueair Shanghai Sales Co. Limited	100/0	RMB	1,000,000	1
China - 298, Seaside Avenue, Hangzhou Bay New Zone
Ningbo Qinyuan Marketing Services Co. Limited (67.71)	67.71/0	CNY	1.00	1
China - 358, Ci Yi Road, Hangzhou Bay New Zone
Ningbo Qinyuan Water Equipment Co. Limited (67.71)	67.71/0	CNY	1.00	1
China - Seaside Avenue, Cixi Econimce and Technical Development Zone (Hangzhou Bay New Zone)
Qinyuan Group Co. Limited (67.71)	67.71/0	CNY	1.00	1

138	Financial Statements	Annual Report on Form 20-F 2017

Name of Undertaking	% holding as between NV /PLC	Nominal Value		Share Class Note
China - Room 23, Hall 5, No. 38, Lane 168, Xing Fu Li Road, Fenjing Town, Jinsham District, Shanghai 201100
Shanghai Qinyuan Environment Protection Technology Co. Limited (67.71)	67.71/0	CNY	1.00	1
China - No.33 North Fuquan Road, Shanghai, 200335
Unilever (China) Investing Company Limited	100/0	USD	1.00	1
China -88 Jinxiu Avenue, Hefei Economic and Technology Development Zone, Hefei, 230601
Unilever (China) Limited	100/0	USD	1.00	1
UNILEVER SERVICES (HEFEI) CO. LIMITED	100/0	CNY	1.00	1
China – No. 225 Jingyi Road, Tianjin Airport Economic Area, Tianjin
Unilever (Tianjin) Company Limited	100/0	USD	1.00	1
China - 1068 Ting Wei Road, Jinshanzui Industrial Region, Jinshan District, Shanghai
Unilever Foods (China) Co. Limited	100/0	USD	1.00	1
China - No. 1 Unilever Avenue, Pengshan Country, Sichuan Province 610016
Unilever (Sichuan) Company Limited	100/0	USD	1.00	1
China - No.16 Wanyuan Road, Beijing E&T Development, Beijing 100076
Walls (China) Co. Limited	100/0	USD	1.00	1
China - 358, Ci Yi Road, Hangzhou Bay New Zone
Zhejiang Qinyuan Water Treatment Technology Co. Limited (67.71)	67.71/0	CNY	1.00	1
China - Unit 1A, Building B5, Zhaoshangju Guangming Science and Technology Park, Guanguang Road, Guangming New District, Shenzhen City
Blueair Technology (Shenzen) Co. Limited	100/0	CNY	1.00	1
China – Room 306, Xinmao Building, No.2 South Tainana Road, Shanghai Free Trade Zone
Unilever Trading (Shanghai) Co. Ltd	100/0	RMB	2,000,000	1
Colombia - Av. El Dorado, No. 69B-45. Bogota Corporate Center Piso 7, Bogotá
Unilever Colombia SCC S.A.S.	100/0	COP	100.00	1
Unilever Andina Colombia Limitada	100/0	COP	100.00	1
Costa Rica - La Asunción de Belén, Planta Industrial Lizano, Autopista Bernardo Soto
Unilever de Centroamerica S.A.	100/0	CRC	1.00	1
Costa Rica - Provincia de Heredia, Cantón Belén, Distrito de la Asunción, de la intersección Cariari- Belén, 400 Mts. Oeste, 800 Mts., al Norte
UL Costa Rica SCC S.A.	100/0	CRC	1000.00	1
Cote D’Ivoire -01 BP 1751 Abidjan 01, Boulevard de Vridi
Unilever-Cote D’Ivoire (89.98)	0/ 89.98	XOF	5,000.00	1
Cote D’Ivoire - Abidjan-Marcory, Boulevard Valery Giscard d’Estaing, Immeuble Plein Ciel, Business Center, 26 BP 1377, Abidjan 26
Unilever Afrique de l’Ouest	0/100	XOF	10,000.00	1
Croatia - Strojarska cesta 20, 10000 Zagreb
Unilever Hrvatska d.o.o.	100/0	HRK	1.00	1
Cuba - Zona Especial de Desarrollo Mariel, Provincia Artemisa
Unilever Suchel, S.A. (60)	60/0	USD	1,000.00	1
Cyprus - Head Offices, 195C Old Road Nicosia Limassol, CY-2540 Idalion Industrial Zone – Nicosia
Unilever Tseriotis Cyprus Limited (84)	0/ 84	EUR	1.00	1
Czech Republic - Rohanské nábřeží 670/17, Karlín, Praha 8, 186 00
Unilever BCS ČR, spol. s r.o.	55.40/44.60	CZK	100,000.00	1
Unilever ČR, spol. s r.o.	0/100	CZK	210,000.00	1
Denmark - Ørestads Boulevard 73, 2300 København S
Unilever BCS Danmark A/S	55.40/44.60	DKK	1,000.00	1
Unilever Danmark A/S	100/0	DKK	1,000.00	1
Denmark - Petersmindevej 30, 5000 Odense C
Unilever Produktion ApS	100/0	DKK	100.00	1
Djibouti-Haramous, BP 169
Unilever Djibouti FZCO Limited	0/100	USD	20.00	1
Dominican Republic - Ave. Winston Churchill, Torre Acrópolis Piso 17, Santo Domingo
Unilever Caribe, S.A.	100/0	DOP	1,000.00	1
Ecuador - Km 25 Vía a Daule, Guayaquil
Unilever Andina Ecuador S.A.	100/0	USD	1.00	1
Egypt- Bourg El-Arab City, Alexandria1
Fine Tea Co (SAE)	0/100	EGP	2.00	1
Unilever Mashreq – Foods (SAE)	0/100	EGP	20.00	1
Egypt - 6th of October City, 4th Industrial Zone, Piece Number 68, Giza
Unilever Mashreq – Home Care (SAE)	0/100	EGP	2.00	1
Unilever Mashreq – Personal Care (SAE)	0/100	EGP	10.00	1
Egypt - 14th May Bridge, Ezbet Hegazy, Alexandria
Unilever Mashreq International Company	0/100	USD	1,000.00	1
Egypt - Industrial Zone – 14th May Bridge, Smouha, Alexandria
Unilever Mashreq Trading LLC (60)	0/60	EGP	10.00	1
Egypt - Bourg El-Arab City, 1st Industrial Zone, Block 11, Piece Number 5, Alexandria
Unilever Mashreq – Tea (SAE)	0/100	EGP	100.00	1
Egypt – Flat no.4, third floor, building no. 78, Tereat Al Mariouteyya street, Faisal Al Haram, Gizah

Unilever Mashreq for Import and Export LLC	0/100	EGP	100.00	1
El Salvador - Nivel 19 Edificio Torre Futura, 87 av. Norte y calle El Mirador, Colonia Escalón, San Salvador
Unilever El Salvador SCC S.A. de C.V.	100/0	USD	1.00	1
Unilever de Centro America S.A.	100/0	USD	1.00	1
England and Wales - Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
Accantia Group Holdings	5.61/94.39	GBP	0.01	1
(unlimited company)
Alberto-Culver (Europe) Limited	55.40/44.60	GBP	1.00	1

Name of Undertaking	% holding as between NV /PLC	Nominal Value		Share Class Note
Alberto-Culver Group Limited	55.40/44.60	GBP	1.00	1
Alberto-Culver UK Holdings Limited	55.40/44.60	GBP	1.00	1
Alberto-Culver UK Products Limited	55.40/44.60	GBP	1.00	1
	55.40/44.60	GBP	5.00	14
Associated Enterprises Limited°	0/100	GBP	1.00	1
BBG Investments (France) Limited	0/100	GBP	1.00	1
Brooke Bond Assam Estates Limited	0/100	GBP	1.00	1
Brooke Bond Group Limited°	0/100	GBP	0.25	1
Brooke Bond South India Estates Limited°	0/100	GBP	1.00	1
	0/100	GBP	1.00	15
CPC (UK) Pension Trust Limited	0/100			16
Hourglass Cosmetics UK Limited	55.40/44.60	GBP	1.00	1
Margarine Union (1930) Limited°	0/100	GBP	1.00	1
	0/100	GBP	0.01	17
	0/100	GBP	1.00	18
	0/100	GBP	1.00	68
	0/100	GBP	1.00	69
MBUK Trading Limited	0/100	GBP	1.00	1
Mixhold Investments Limited	0/100	GBP	1.00	1
Murad Europe Limited	0/100	GBP	1.00	1
Pukka Herbs Limited	0/100	GBP	0.01	2
	0/100	GBP	0.01	3
TIGI Limited	0/100	GBP	1.00	1
Toni & Guy Products Limited°	0/100	GBP	0.001	1
UAC International Limited	0/100	GBP	1.00	1
UML Limited	0/100	GBP	1.00	1
Unidis Forty Nine Limited	0/100	GBP	1.00	1
Unilever Australia Investments Limited	0/100	AUD	10.00	2
	0/100	GBP	1.00	1
Unilever Australia Partnership Limited	0/100	AUD	10.00	2
	0/100	GBP	1.00	1
Unilever Australia Services Limited	0/100	AUD	10.00	2
	0/100	GBP	1.00	1
UNILEVER BCS LIMITED	55.40/44.60	GBP	1.00	1
Unilever BCS UK Limited°	55.40/44.60	GBP	1.00	1
	0/100	GBP	1.00	19
Unilever BCS UK Services Limited°	55.40/44.60	GBP	1.00	1
	0/100	GBP	1.00	19
Unilever Company for Industrial Development Limited	0/100	GBP	1.00	1
Unilever Company for Regional Marketing and Research Limited	0/100	GBP	1.00	1
Unilever Corporate Holdings Limited°	0/100	GBP	1.00	1
Unilever Employee Benefit Trustees Limited	0/100	GBP	1.00	1
Unilever S.K. Holdings Limited	0/100	GBP	1.00	1
Unilever Innovations Limited	0/100	GBP	0.10	1
	0/100	GBP	1.00	20
Unilever Overseas Holdings Limited°	0/100	GBP	1.00	1
Unilever Superannuation Trustees Limited	0/100	GBP	1.00	1
Unilever U.K. Central Resources Limited	0/100	GBP	1.00	1
UNILEVER U.K. HOLDINGS LIMITED°	0/100	GBP	1.00	1
UNILEVER UK & CN HOLDINGS LIMITED	0/100	GBP	1.00	2
	0/100	GBP	1.00	3
	0/100	GBP	10.00	23
	0/100	GBP	10.00	24
Unilever UK Group Limited	49.86/50.14	GBP	1.00	2
	1.67/98.33	GBP	1.00	3
	5.61/94.39	GBP	1.00	21
Unilever US Investments Limited°	0/100	GBP	1.00	1
United Holdings Limited°	0/100	GBP	1.00	1
	99.67/0.33	GBP	500.00	22
England and Wales - Unilever House, Springfield Drive, Leatherhead, KT22 7GR
Alberto-Culver Company (U.K.) Limited	5.61/94.39	GBP	1.00	1
TIGI International Limited	0/100	GBP	1.00	1
Unilever Pension Trust Limited	0/100	GBP	1.00	1
UNILEVER UK LIMITED	5.61/94.39	GBP	1.00	1
Unilever UK Pension Fund Trustees Limited	0/100	GBP	1.00	1
USF Nominees Limited	0/100	GBP	1.00	1
England and Wales - The Manser Building, Thorncroft Manor, Thorncroft Drive, Dorking, KT22 8JB
Dermalogica (UK) Limited	0/100	GBP	1.00	1
England and Wales - 16 Great Queen Street, Covent Garden, London, WC2B 5AH
Intuiskin Limited (In Liquidation)	100/0	GBP	1.00	1
England and Wales - 1st Floor, 16 Charles II Street, London, SW1Y 4QU
REN Limited	0/100	GBP	1.00	1
Unilever Ventures III Limited Partnership (86.25)	57.50/28.75			4
England and Wales – The Edison, 223-231 Old Marylebone Road, London, NW1 5QT
REN Skincare Limited	0/100	GBP	1.00	1
England and Wales – 1 More Place, London, SE1 2AF
Accantia Health and Beauty Limited (In Liquidation)	0/100	GBP	0.25	1
Simple Toiletries Limited (In Liquidation)	0/100	GBP	1.00	1
Unidis Nineteen Limited (In Liquidation)	0/100	GBP	1.00	1

Annual Report on Form 20-F 2017	Financial Statements	139

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

Name of Undertaking	% holding as between NV /PLC	Nominal Value		Share Class Note
Unilever Bestfoods UK Limited (In Liquidation)	0/100	GBP	1.00	1
England and Wales – 5th floor, 6 St Andrew Street, London, EC4A 3AE,
Unilever Ventures Limited	0/100	GBP	1.00	1
Estonia - Kalmistu tee 28a, Tallinna linn, Harju maakond, 11216
Unilever Eesti AS	100/0	EUR	6.30	1
Ethiopia - Bole Sub City, Kebele 03/05, Lidiya Building, Addis Ababa
Unilever Manufacturing PLC	0/100	ETB	1,000.00	1
Finland - Post Box 254, 00101 Helsinki
Unilever Finland Oy	100/0	EUR	16.82	1
Unilever Ingman Production Oy	100/0	EUR	1.00	1
Finland - Roineentie 10, 00510 Helsinki
Unilever Spreads Finland Oy	55.40/44.60	EUR	1,250.00	1
France - 20, rue des Deux Gares, 92500, Rueil-Malmaison
Alsa France S.A.S. (99.99)	64.54/35.45	No Par Value		1
Bestfoods France Industries S.A.S. (99.99)	64.54/35.45	No Par Value		1
Cogesal-Miko S.A.S. (99.99)	64.54/35.45	No Par Value		1
Fralib Sourcing Unit S.A.S. (99.99)	64.54/35.45	No Par Value		1
Saphir S.A.S. (99.99)	64.54/35.45	EUR	1.00	1
Sfejer S.A.S. (99.99)	64.54/35.45	No Par Value		1
Tigi Services France S.A.S. (99.99)	64.54/35.45	No Par Value		1
Unilever BCS France S.A.S.	55.40/44.60	No Par Value		1
UNILEVER FRANCE S.A.S. (99.99)	64.54/35.45	No Par Value		1
Unilever France Holdings S.A.S. (99.99)	64.54/35.45	EUR	1.00	1
Unilever France HPC Industries S.A.S. (99.99)	64.54/35.45	EUR	1.00	1
Unilever Retail Operations France (99.99)	64.54/35.45	No Par Value		1
France - 81 Rue De Seine, 75006 Paris
Grom France S.a.r.l	100/0	EUR	10.00	1
France - Parc Activillage des Fontaines – Bernin 38926 Crolles Cedex
Intuiskin S.A.S.	100/0	EUR	1.00	1
France - ZI de la Norge – Chevigny Saint-Sauveur, 21800 Quetigny
Amora Maille Societe Industrielle S.A.S.	64.54/35.45	No Par Value		1
Germany - Gerresheimer Landstraße 71, 40627 Düsseldorf
Dermalogica GmbH	100/0	EUR	25,000.00	1
Germany - Am Strandkai 1, 20457 Hamburg
DU Gesellschaft für Arbeitnehmerüberlassung	64.54/35.45	DEM	50,000.00	1
mbH
Unilever BCS Deutschland GmbH	55.40/44.60	EUR	25,000.00	1
Unilever BCS Deutschland Immobilien Leasing	66.22/33.78			4
GmbH & Co. OHG
Unilever BCS IP Deutschland GmbH & Co.	64.45/35.55			4
OHG
Unilever BCS Sourcing Deutschland GmbH &	64.45/35.55			4
Co. OHG
Unilever BCS Verwaltungs GmbH	55.40/44.60	EUR	25.000,00	1
UNILEVER DEUTSCHLAND GMBH	64.55/35.45	EUR	90,000,000.00	1
	64.55/35.45	EUR	2,000,000.00	1
	64.55/35.45	EUR	1,000,000.00	1
UNILEVER DEUTSCHLAND HOLDING GMBH	64.55/35.45	EUR	39,000.00	1
	64.55/35.45	EUR	18,000.00	1
	64.55/35.45	EUR	14,300.00	1
	64.55/35.45	EUR	5.200.00	1
	64.55/35.45	EUR	6,500.00	1
UNILEVER DEUTSCHLAND PRODUKTIONS	64.55/35.45			4
GMBH & CO. OHG
Unilever Deutschland Produktions Verwaltungs	64.55/35.45	EUR	179,000.00	1
GmbH
Unilever Deutschland Supply Chain Services	64.55/35.45	EUR	51,150.00	1
GmbH
Germany - Schultetusstraße 37, 17153 Stavenhagen
MAIZENA GRUNDSTÜCKSVERWALTUNG GMBH & CO. OHG (99.99)	63.60/36.39			4
PFANNI GMBH & CO. OHG STAVENHAGEN	64.54/35.45			4
(99.99)
Rizofoor Gesellschaft mit beschränkter Haftung	96.45/3.55	EUR	15,350.00	1
	100/0	EUR	138,150.00	1
Schafft GmbH	64.55/35.45	EUR	63,920.00	1
	64.55/35.45	EUR	100,000.00	1
UBG Vermietungs GmbH	64.74/35.26	EUR	136,377,489.00	1
Unilever Deutschland Immobilien Leasing	66.33/33.67			4
GmbH & Co. OHG
Unilever Deutschland IPR GmbH & Co. OHG	64.55/35.45			4
Germany - Hertzstraße 6, 71083 Herrenberg-Gülstein
TIGI Eurologistic GmbH	PLC 100	EUR	100.00	1
TIGI Haircare GmbH	PLC 100	EUR	25,600.00	1
Ghana -Swanmill, Kwame Nkrumah Avenue, Accra
Millers Swanzy (Ghana) Limited	0/100	GHC	1.00	1
Ghana - Plot No. Ind/A/3A-4, Heavy Industrial Area, Tema
Unilever Ghana Investments Limited (66.56)	0/66.56	GHC	10.00	1
Unilever Ghana Limited (66.56)	0/66.56	GHC	0.0192	1
Greece - Kymis ave & 10, Seneka str. GR-145 64 Kifissia
ELAIS UNILEVER HELLAS SA	100/0	EUR	10.00	1
Elanthi SA	100/0	EUR	10.00	1

Name of Undertaking	% holding as between NV /PLC	Nominal Value		Share Class Note
Unilever Knorr SA	100/0	EUR	10.00	1
UL BCS Logistics Consulting SA	100/0	EUR	10.00	1
Unilever Logistics SA	100/0	EUR	10.00	1
Guatemala - Diagonal 6. 10-50 zona 10, Ciudad de Guatemala. Nivel 17 Torre Norte Ed. Interamericas World Financial Center
Unilever de Centroamerica S.A. Guatemala	100/0	GTQ	60.00	1
Guatemala - 24 Avenida, Calzada Atanacio Tzul, 35-87 Zona 12 Ciudad de Guatemala
Unilever Guatemala SCC S.A.	100/0	GTQ	100.00	1
Honduras - Anillo Periférico 600 metros después de la colonia, Residencial, Las Uvas contigua acceso de residencial Roble Oeste, Tegucigalpa M.D.C.
Unilever de Centroamerica S.A. Honduras	100/0	HNL	10.00	1
Hong Kong -Suite 1106-8, 11/F, Tai Yau Building, 181 Johnston Road, Wanchai
Blueair Asia Limited	100/0	HKD	0.01	1
Hong Kong - Room 1505, Wheelock House, 20 Pedder Street, Central
Kate Somerville Skincare, Hong Kong Limited	100/0	HKD	1.00	1
(In liquidation)
Hong Kong - 6 Dai Fu Street, Tai Po Industrial Estate, N.T.
Unilever Hong Kong Limited	64.55/35.45	HKD	0.10	1
Hong Kong - Suite 907, 9/F, Silvercord Tower 2, 30 Canton Road, Tsim Sha Tsui, Kowloon
Hourglass Cosmetics Hong Kong Limited	55.40/44.60	No Par Value		7
Hungary - 1138-Budapest, Váci u. 182
Multifrozen Kereskedelmi Kft	0/100	HUF	1.00	1
Unilever BCS Hungary Kft	55.40/44.60	HUF	1.00	1
Unilever Magyarország Kft	0/100	HUF	1.00	1
India - Unilever House, B. D. Sawant Marg, Chakala, Andheri (E), Mumbai 400 099
Daverashola Estates Private Limited (67.20)	0/67.20	INR	10.00	1
Hindlever Trust Limited (67.20)	0/67.20	INR	10.00	1
HINDUSTAN UNILEVER LIMITED° (67.20)	0/67.20	INR	1.00	1
Jamnagar Properties Private Limited (67.20)	0/67.20	INR	10.00	1
Levers Associated Trust Limited (67.20)	0/67.20	INR	10.00	1
Levindra Trust Limited	0/67.20	INR	10.00	1
Pond’s Exports Limited (67.20)	0/67.20	INR	1.00	1
Unilever India Exports Limited (67.20)	0/67.20	INR	10.00	1
Unilever Industries Private Limited°	0/100	INR	10.00	1
Unilever Ventures India Advisory Private Limited	0/100	INR	1.00	1
India - S-327, Greater Kailash – II, New Delhi – 110048, Delhi
Blueair India Pvt. Limited	99.98/0.02	INR	10. 00	1
India - 1st Floor, Shreeniwas House, H. Somani Marg, (behind Bombay Gymkhana) Fort, Mumbai 40001
Lakme Lever Private Limited (67.20)	0/67.20	INR	10.00	1
Indonesia - Grha Unilever, Green Office Park Kav 3, Jalan BSD Boulevard Barat, BSD City, Tangerang, 15345
PT UNILEVER INDONESIA TBK (84.99)	54.86/30.13	IDR	10.00	1
PT Unilever Enterprises Indonesia (99.26)	64.07/35.19	IDR	1,000.00	1
PT Unilever Trading Indonesia	100/0	IDR	1,003,875.00	1
Indonesia - KEK Sei Mangkei, Nagori Sei Mangkei, Kecamatan Bosar Maligas, Kabupaten Simalungun 21183, Sumatera Utara
PT Unilever Oleochemical Indonesia	100/0	IDR	1,000,000.00	1
Iran - 137 Shiraz Building, Corner of the 21st Street, Khaled Eslamboli Ave, Tehran
Unilever Iran (Private Joint Stock Company)	99.35/0	IRR	1,000,000.00	1
(99.35)
Ireland - 20 Riverwalk, National Digital Park, Citywest Business Campus Dublin 24
Lipton Soft Drinks (Ireland) Limited	0/100	EUR	1.26	1
Unilever BCS Ireland Limited	55.40/44.60	EUR	1.00	1
Unilever Ireland (Holdings) Limited	0/100	EUR	1.26	1
Unilever Ireland Limited	0/100	EUR	1.26	1
Isle of Man - Bridge Chambers, West Quay, Ramsey, Isle of Man, IM8 1DL
Rational International Enterprises Limited	0/100	USD	1.00	1
Israel - 3 Gilboa St. Airport City, Ben Gurion Airport
Beigel & Beigel Mazon (1985) Limited	12.80/87.20	ILS	1.00	1
Israel - 52 Julius Simon Street, Haifa, 3296279
Bestfoods TAMI Holdings Ltd	25.11/74.89	ILS	0.001	1
Israel Vegetable Oil Company Ltd	25.11/74.89	ILS	0.0001	1
Unilever Israel Foods Ltd	25.10/74.90	ILS	0.10	8
	25.10/74.90	ILS	0.10	9
	25.10/74.90	ILS	0.10	10
	25.10/74.90	ILS	0.0002	25
Unilever Israel Home and Personal Care Limited	0/100	ILS	1.00	1
Unilever Israel Marketing Ltd	25.11/74.89	ILS	0.0001	1
Unilever Shefa Israel Ltd	25.11/74.89	ILS	1.00	1
Israel - Haharoshet 1, PO Box 2288, Akko, 2451704
Glidat Strauss Limited	0/100	ILS	1.00	30
	0/100	ILS	1.00	1
	0/0	ILS	1.00	31
Italy - Piazza Paleocapa 1/D, 10100, Torino
Gromart S.R.L.	100/0	EUR	1,815,800.00	5
Italy - Via Crea 10, 10095, Grugliasco
G.L.L. S.R.L. (51)	51/0	EUR	40,000.00	5
Italy - Via Roma 101, 35122, Padova
Grom-PD S.R.L.	100/0	EUR	40,000.00	5
Italy - Via Tortona 25, cap 20144 – Milano

140	Financial Statements	Annual Report on Form 20-F 2017

Name of Undertaking	% holding as between NV /PLC	Nominal Value		Share Class Note
Intuiskin S.R.L.	100/0	EUR	10,000.00	5
Italy - Piazzale Biancamano n.8, 20121, Milano
Unilever Italia Administrative Services S.R.L.	100/0	EUR	70,000.00	5
Italy - Via Paolo di Dono 3/A 00142 Roma
Unilever BCS Italia S.R.L.	55.40/44.60	EUR	10,000.00	5
Unilever Italia Logistics S.R.L.	100/0	EUR	600,000.00	5
Unilever Italia Manufacturing S.R.L.	100/0	EUR	10,000,000.00	5
Unilever Italia Mkt Operations S.R.L.	100/0	EUR	25,000,000.00	5
UNILEVER ITALY HOLDINGS S.R.L.	100/0	EUR	200,000.00	5
Japan - 2-1-1, Kamimeguro, Meguro-ku, Tokyo 153-8578
Unilever Japan Beverage K.K.	100/0	JPY	50,000.00	1
Unilever Japan Customer Marketing K.K.	100/0	JPY	50,000.00	1
Unilever Japan Holdings K.K.	100/0	JPY	10,000.00	1
UNILEVER JAPAN K.K.	100/0	JPY	50,000.00	1
Unilever Japan Service K.K.	100/0	JPY	50,000.00	1
Jersey - 13 Castle Street, St Helier, Jersey, JE4 5UT
Unilever Chile Investments Limited	64.55/35.45	GBP	1.00	1
Jordan - Amman
Unilever Jordan LLC	100/0	JOD	10.00	1
Kazakhstan - Raimbek, Avenue 160 A, Office 401, Almaty
Unilever Kazakhstan LLP	100/0			4
Kenya - Head Office, Kericho-Nakuru Road, P.O. BOX 20, 20200, Kericho
Brooke Bond Mombasa Limited (98.19)	0/98.19	KES	1.00	1
Mabroukie Tea & Coffee Estates Limited (98.19	0/98.19	KES	1.00	1
The Limuru Tea Company Limited (51.08)	0/51.08	KES	20.00	1
Unilever Tea Kenya Limited (98.20)	0/98.20	KES	1.00	1
Kenya - Commercial Street, Industrial Area, P.O. BOX 30062-00100, Nairobi
Unilever Kenya Limited°	0/100	KES	20.00	1
Korea - 443 Taeheran-ro, Samsung-dong, Kangnam-gu, Seoul
Unilever Korea Chusik Hoesa	100/0	KRW	10,000.00	1
	100/0	KRW	10,000.00	14
Laos - Viengvang Tower, 4th Floor, Room no. 402A, Boulichan Road, Dongpalan Thong Village, Sisattanak District, Vientiane Capital
Unilever Services (Lao) Sole Co Limited	100/0	LAK	800,000.00	1
Latvia - Kronvalda bulvāris 3-10, Rīga, LV-1010
Unilever Baltic LLC	100/0	EUR	1.00	1
Lebanon - Sin El Fil, Zakher Building, Floor 4, Beirut
Unilever Levant s.a.r.l.	100/0	LBP	1,000,000.00	1
Lithuania - Skuodo st. 28, Mazeikiai, LT-89100
UAB Unilever Lietuva distribucija	100/0	EUR	3,620.25	1
UAB Unilever Lietuva ledu gamyba	100/0	EUR	3,620.25	1
Malawi - Abdul Majid Motor City, Chipembere Highway, Ginnery Corner, Blantyre
Unilever South East Africa (Private) Limited	0/100	MWK	2.00	1
Malaysia - Level 34, Menara TM, Jalan Pantai Baru, 59200 Kuala Lumpur
Unilever (Malaysia) Holdings Sdn. Bhd. (70)	0/70	RM	1.00	1
Unilever (Malaysia) Services Sdn. Bhd. (70)	0/70	RM	1.00	1
Unilever Foods (Malaysia) Sdn. Bhd.	0/100	RM	75.00	1
Unilever Malaysia Aviance Sdn. Bhd.	0/100	RM	1.00	1
Mexico - Av. Tepalcapa No.2, Col. Rancho Santo Domingo, C.P. 54900 Tultitlán, Estado de
México
UNILEVER DE MEXICO S.DE R.L. DE C.V.	64.55/35.45			4
Unilever Holding Mexico S.de R.L. de C.V.	64.55/35.45			4
Unilever Manufacturera S.de R.L. de C.V.	64.55/35.45			4
Servicios Professionales Unilever S.de R.L. de C.V.	64.55/35.45			4
Unilever Mexicana S.de R.L. de C.V.	64.55/35.45			4
Unilever Real Estate Mexico S.de R.L. de C.V.	64.55/35.45			4
Unilever Servicios de Promotoria, S.de R.L. de C.V.	64.55/35.45			4
Morocco - Km 10, Route Cotiere, Ain Sebaa, Casablanca
Unilever Maghreb S.A. (99.98)	99.98/0	MAD	100.00	1
Mozambique - Avenida 24 de Julho, Edifício 24, nº 1097, 4º andar, Maputo
Unilever Mocambique Limitada	100/0	USD	0.01	1
Myanmar – No (40,41,47), Min Thate Di Kyaw Swar Street, Shwe Pyi Thar Industrial Zone (2), Shwe Pyi Thar Township, Yangon
Unilever (Myanmar) Limited	100/0	MMK	8,200.00	1
Myanmar – No (196), West Shwe Gone Dine 5th Street, Bahan Township, Yangon
Unilever (Myanmar) Services Limited	100/0	USD	10.00	1
Myanmar - Lot No.28,30,31, Hlaing Thar Yar Industrial Zone (3), Hlaing Thar Yar Township,
Yangon
Unilever EAC Myanmar Company Limited (60)	60/0	MAMK	1,000,000.00	1
Nepal - Basamadi V.D.C. – 5, P.O. Box-11, Hetauda, Dist. Makwanpur
Unilever Nepal Limited (53.76)	0/53.76	NPR	100.00	1
Netherlands- Weena 455, 3013 AL Rotterdam
Alberto-Culver Netherlands B.V.*	55.40/44.60	EUR	1.00	2
	55.40/44.60	EUR	1.00	3
Argentina Investments B.V.*	64.55/35.45	EUR	454.00	1
BFO Holdings B.V.*	64.55/35.45	EUR	1.00	1
BFO TWO B.V.*	55.40/44.60	EUR	1.00	1
BrazH1 B.V.*	64.55/35.45	EUR	1.00	1
BrazH2 B.V.*	64.55/35.45	EUR	1.00	1
Brazinvest B.V.*	64.55/35.45	EUR	1.00	1
Brazinvestee B.V.*	64.55/35.45	EUR	1.00	1
Chico-invest B.V.*	64.55/35.45	EUR	455.00	1

Name of Undertaking	% holding as between NV /PLC	Nominal Value		Share Class Note
Dollar Shave Club B.V.*	100/0	EUR	1.00	1
Doma B.V.*	100/0	NLG	1,000.00	1
Handelmaatschappij Noorda B.V.°*	100/0	NLG	1,000.00	1
Unilever Foods & Refreshment Global B.V.*	100/0	NLG	1,000.00	1
Itaho B.V.*	100/0	EUR	1.00	1
Lipoma B.V.°*	100/0	NLG	1,000.00	1
Marga B.V.°*	100/0	EUR	1.00	1
Mavibel (Maatschappij voor Internationale	100/0	EUR	1.00	1
Beleggingen) B.V.°*
Mexinvest B.V.*	64.55/35.45	EUR	1.00	1
MIXHOLD B.V.*	100/0	EUR	1.00	2
	0/100	EUR	1.00	1
	55.40/44.60	EUR	1.00	26
Naamlooze Vennootschap Elma°*†	100/0	NLG	1,000.00	1
	0.25/99.75	NLG	1,000.00	27
New Asia B.V.*	64.55/35.45	EUR	1.00	1
Nommexar B.V.*	64.55/35.45	EUR	1.00	1
Ortiz Finance B.V.*	64.55/35.45	NLG	100.00	1
Pabulum B.V.*	100/0	NLG	1,000.00	1
Rizofoor B.V.*	0/100	NLG	1,000.00	1
Rolf von den Baumen’s Vetsmelterij B.V.*	100/0	EUR	454.00	1
Rolon B.V.*	64.55/35.45	NLG	1,000.00	1
Saponia B.V.°*	100/0	NLG	1,000.00	1
ThaiB1 B.V.*	64.55/35.45	NLG	1,000.00	1
ThaiB2 B.V.*	64.55/35.45	NLG	1,000.00	1
Unilever Administration Centre B.V.*	100/0	EUR	1.00	1
Unilever Alser B.V.*	100/0	EUR	1.00	1
Unilever BCS Europe B.V.*	55.40/44.60	EUR	1.00	1
Unilever BCS Holdings B.V.*	55.40/44.60	EUR	1.00	1
Unilever BCS NL Holdings Two B.V.*	55.40/44.60	EUR	1.00	1
Unilever Berran B.V.*	100/0	EUR	1.00	1
Unilever Canada Investments B.V.*	64.55/35.45	EUR	1.00	1
Unilever Caribbean Holdings B.V.*	100/0	EUR	1,800.00	1
Unilever Corporate Holdings B.V.	100/0	EUR	0.01	1
Unilever Employee Benefits Management B.V.*	0/100	NLG	1,000.00	1
Unilever Employment Services B.V.*	100/0	NLG	1,000.00	1
Unilever Europe B.V.*	100/0	EUR	1.00	1
Unilever Europe Business Center B.V.*	100/0	EUR	454.00	1
UNILEVER FINANCE INTERNATIONAL B.V.°*	100/0	EUR	1.00	1
Unilever Foodsolutions B.V.*	100/0	EUR	1.00	1
Unilever Global Services B.V.*	100/0	EUR	1.00	1
Unilever Holdings B.V.*	100/0	EUR	454.00	1
Unilever Home & Personal Care Nederland	100/0	EUR	100.00	1
B.V.*
Unilever Indonesia Holding B.V.*	64.55/35.45	EUR	1.00	1
Unilever Insurances N.V.	100/0	EUR	454.00	1
Unilever Netherlands Retail Operations B.V.*	100/0	EUR	1.00	1
Unilever Nederland Holdings B.V.°*	100/0	EUR	454.00	1
Unilever Turkey Holdings B.V.*	64.55/35.45	EUR	1.00	1
Unilever US Investments B.V.°*	100/0	EUR	1.00	1
Unilever Ventures Holdings B.V.	100/0	EUR	453.79	1
Univest Company B.V.	100/0	EUR	1.00	1
UNUS HOLDING B.V.*	100/0	EUR	0.10	2
	0/100	EUR	0.10	3
†	0/0	EUR	0.10	28
		Non-voting†
Verenigde Zeepfabrieken B.V.*	100/0	NLG	1,000.00	1
Wemado B.V.°*	100/0	NLG	1,000.00	1
Netherlands - Nassaukade 5, 3071 JL Rotterdam
Tessa B.V.*	100/0	EUR	1.00	1
Unilever BCS Nederland B.V.*	55.40/44.60	EUR	1.00	1
UNILEVER NEDERLAND B.V.*	100/0	EUR	454.00	1
Unilever Nederland Foods Factories B.V.*	100/0	EUR	46.00	1
Netherlands - Reggeweg 15, 7447 AN Hellendoorn
Ben en Jerry’s Hellendoorn B.V.*	100/0	EUR	453.78	1
Netherlands - Deltaweg 150, 3133 KM Vlaardingen
Lever Faberge Europe-Sourcing Unit	100/0	NLG	1,000.00	1
Vlaardingen B.V.*
Netherlands - Olivier van Noortlaan 120, 3133 AT Vlaardingen
Unilever BCS Research and Development B.V.*	55.40/44.60	EUR	1.00	1
Unilever Research and Development	100/0	EUR	460.00	1
Vlaardingen B.V.*
Netherlands - Nassaukade 3, 3071 JL Rotterdam
Unilever BCS Sourcing Nederland B.V.*	55.40/44.60	EUR	1.00	1
Unilever Nederland Services B.V.*	100/0	EUR	460.00	1
Netherlands - Unilever House, 100 Victoria Embankment, London, EC4Y 0DY (Registered
Seat: Rotterdam)
Unilever Overseas Holdings B.V.*	0/100	NLG	1,000.00	1
New Zealand - Level 4, 103 Carlton Gore Rd, Newmarket, Auckland 1023
T2 NZ Limited	0/100	NZD	1.00	1
Unilever New Zealand Limited	0/100	NZD	2.00	1
Unilever New Zealand Superannuation Trustee	0/100	NZD	1.00	1

Annual Report on Form 20-F 2017	Financial Statements	141

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

Name of Undertaking	% holding as between NV /PLC	Nominal Value		Share Class Note
Limited
Unilever New Zealand Trading Limited	0/100	NZD	1.00	1
Ben & Jerry’s Franchising New Zealand Limited	0/100	NZD	1.00	1
Nicaragua - Km 11.5, Carretera Vieja a León, 800 Mts Norte, 100 Mts Este, 300 Mts Norte, Managua
Unilever de Centroamerica S.A. Nicaragua	100/0	NIC	50.00	1
Niger - BP 10272 Niamey
Unilever Niger S.A. (56.27)	0/56.27	XOF	10,000.00	1
Nigeria - 1 Billings Way, Oregun, Ikeja, Lagos
Unilever Nigeria Plc (67.70)	0/67.70	NGN	0.50	1
West Africa Popular Foods Nigeria Limited (51)	0/51	NGN	1.00	1
Norway - Martin Linges vei 25, Postbox 1, 1331 Fornebu
Unilever Norge AS	100/0	NOK	100.00	1
Pakistan - Avari Plaza, Fatima Jinnah Road, Karachi – 75530
Lever Associated Pakistan Trust (Private) Limited	0/100	PKR	10.00	1
Lever Chemicals (Private) Limited	0/100	PKR	10.00	1
Sadiq (Private) Limited	0/100	PKR	10.00	1
Unilever Birds Eye Foods Pakistan (Private) Limited	0/100	PKR	10.00	1
Unilever Pakistan Foods Limited (75.85)	42.02/33.83	PKR	10.00	1
Unilever Pakistan Limited (99.19)	0/ 99.19	PKR	50.00	1
(71.78)	0/ 71.78	PKR	100.00	14
Palestine - Ersal St. Awad Center P.O.B 3801 Al-Beireh, Ramallah
Unilever Market Development Company	0/100	ILS	1.00	1
Panama - Punta Pacífica, Calle Isaac Hanono Missri, P.H. Torre de las Américas, Torre C, Oficina 32, corregimiento de San Francisco, Distrito y Provincia de Panamá
Unilever Regional Services Panama S.A.	100/0	USD	1.00	1
Panama - Calle Isaac Honoro, Torre de las Americas, torre C, piso 32, corregimiento de San Francisco, distrito y provincia de Panamá
Unilever de Centroamerica S.A. Panama	100/0	No Nominal Value
Paraguay - 4544 Roque Centurión Miranda N° 1635 casi San Martin. Edificio Aymac II, Asunción
Unilever de Paraguay S.A.	100/0	PYG	1,000,000.00	1
Peru - Av. Paseo de la Republica 5895 OF. 401, Miraflores, Lima 18
Unilever Andina Perú S.A.	100/0	PEN	1.00	1
Philippines - Linares Road, Gateway Business Park, Gen. Trias, Cavite
Metrolab Industries, Inc.	64.55/35.45	PHP	1.00	7
	64.55/35.45	PHP	10.00	14
Philippines - 7th Floor, Bonifacio Stopover Corporate Center, 31st Street corner 2nd Avenue, Bonifacio Global City, Taguig City
Unilever Philippines, Inc.	64.55/35.45	PHP	50.00	7
Philippines - 11th Avenue corner 39th Street, Bonifacio Triangle, Bonifacio Global City, Taguig City
Unilever Philippines Body Care, Inc.	64.55/35.45	PHP	100.00	7
Philippines - Manggahan Light Industrial Compound, A. Rodriguez Avenue, Bo. Manggahan, Pasig City
Unilever RFM Ice Cream, Inc. (50)	32.28/17.72	PHP	1.00	29
Poland - Jerozolimskie 134, 02-305, Warszawa
Unilever Polska Sp. z o.o.	0/100	PLN	50.00	1
Unilever Poland Services Sp. z o.o.	0/100	PLN	50.00	1
UNILEVER POLSKA S.A.	0/100	PLN	10.00	1
Unilever BCS Polska Sp. z o.o.	55.40/44.60	PLN	50.00	1
Unilever BCS Polska Holding Sp. z o.o.	0/100	PLN	50.00	1
Puerto Rico - Professional Services Park 997, San Roberto St., Suite 7, San Juan
Unilever de Puerto Rico, Inc°	100/0	USD	100.00	1
Rwanda - Nyarugenge, Nyarungenge, Umujyi wa Kigali, Rwanda, P.O. BOX 6428 Kigali
Unilever Tea Rwanda Limited	0/100	RWF	4270.00	1
Romania - Ploiesti, 291 Republicii Avenue, Prahova County
Unilever Romania S.A. (99)	99/0	ROL	0.10	1
Unilever Distribution SRL	100/0	ROL	20.00	1
Unilever BCS SCE SRL	55.40/44.60	ROL	10.00	1
Unilever South Central Europe S.A.	100/0	ROL	260.50	1
Russia - 644031, 205, 10 let Oktyabrya, Omsk
Inmarko Trade LLC	7.12/92.88			13
Russia - 300016, 78, Ostrovskogo Street, Tula
JLLC Tulskiy Khladokombinat (98.29)	6.99/91.29	RUR	1.00	1
Russia - 123022, 13, Sergeya Makeeva Street, Moscow
OOO UNILEVER RUS	7.12/92.88			13
Saudi Arabia - P.O. Box 5694, Jeddah 21432
Binzagr Unilever Limitedx (49)	0/49	SAR	1,000.00	1
Serbia - Belgrade, Serbia, Omladinskih brigada 90b – Novi Beograd
Unilever Beograd d.o.o.	100/0			13
Singapore - 20E Pasir Panjang Road, #06-22 Mapletree Business City, 117439
T2 Singapore PTE Limited	0/100	SGD	1.00	1
Singapore - 20 Pasir Panjang Road, #06-22 Mapletree Business City, 117439
UNILEVER ASIA PRIVATE LIMITED	100/0	SGD	1.00	1
Unilever Singapore Pte. Limited	0/100	SGD	1.00	1
Slovakia - Karadzicova 10, 821 08 Bratislava
Unilever BCS Slovensko, spol. s r.o.	55.40/44.60	EUR	1.00	1
Unilever Slovensko spol. s r.o.	100/0	EUR	1.00	1
South Africa -15 Nollsworth Crescent, Nollsworth Park, La Lucia Ridge Office Estate, La Lucia, 4051
Nollsworth Park Properties (Pty) Limited (74.25)	11.21/63.04	ZAR	2.00	1

Name of Undertaking	% holding as between NV /PLC	Nominal Value		Share Class Note
Unilever Market Development (Pty) Limited	0/100	ZAR	1.00	1
UNILEVER SOUTH AFRICA (PTY) LIMITED	11.21/63.04	ZAR	2.00	1
(74.25)
Unilever South Africa Holdings (Pty) Limitedr	11.21/63.04	ZAR	1.00	1
(74.25)
(0.02)	0.005/0.015	ZAR	1.00	2
(0.009)	0.002/0.007	ZAR	1.00	3
South Africa – 4 Merchant Place, CNR Fredman Drive and Rivonia Road Sandton, 2196
Aconcagua 14 Investments (RF) (Pty) Limited (74.25)	11.21/63.04	ZAR	1.00	1
Spain - PA / Reding, 43, Izda 1, 29016 Malaga
Intuiskin S.L.U.	100/0	EUR	1.00	1
Spain - C/ Tecnología 19, 08840 Viladecans
Unilever BCS Spain, S.L.U.	55.40/44.60	EUR	1.00	1
UNILEVER ESPANA S.A.	100/0	EUR	48.00	1
Unilever Services Espana S.A.	100/0	EUR	60.00	1
Spain - C/ Felipe del Río, 14 – 48940 Leioa
Unilever Foods Industrial Espana, S.L.U.	100/0	EUR	600.00	1
Spain - C/Condesa de Venadito 1, planta 4, 28028 Madrid
Unilever HPC Industrial Espana S.L.U.	100/0	EUR	600.00	1
Sri Lanka - 258 M Vincent Perera Mawatha, Colombo 14
Brooke Bond Ceylon Limited	0/100	LKR	100.00	1
Ceytea Limited	0/100	LKR	10.00	1
Lever Brothers (Exports and Marketing) Limited°	0/100	LKR	2.00	1
Maddema Trading Co. Limited	0/100	LKR	10.00	1
Premium Exports Ceylon (Pvt) Limited	0/100	LKR	10.00	1
R.O. Mennell & Co. (Ceylon) Limited	0/100	LKR	10.00	1
Tea Estates Ceylon Limited	0/100	LKR	100.00	1
Unilever Ceylon Services Limited	0/100	LKR	10.00	1
Unilever Ceylon Marketing Limited	0/100	LKR	10.00	1
Unilever Lipton Ceylon Limited	0/100	LKR	10.00	1
Unilever Sri Lanka Limited°	0/100	LKR	10.00	1
Sweden - Box 1056, Svetsarevaegen15, 17122, Solna
Alberto Culver AB	55.40/44.60	SEK	100.00	1
Unilever BCS Sourcing Sweden AB	55.40/44.60	SEK	1.00	1
Unilever BCS Sweden AB	55.40/44.60	SEK	1.00	1
Unilever Holding AB	100/0	SEK	100.00	1
Unilever Produktion AB	100/0	SEK	50.00	1
UNILEVER SVERIGE AB	100/0	SEK	100.00	1
Sweden -Karlavagen 108, 115 26 Stockholm
Blueair AB	100/0	SEK	100.00	1
Sweden - Box 24275, 10451, Stockholm
Blueair Cabin Air AB	100/0	SEK	100.00	1
Sweden - Karlavagen 108, 115 26, Stockholm
Jonborsten AB	100/0	SEK	1.00	1
Switzerland - Chemin Frank-Thomas 34, 1208 Genève
Intuiskin SARL (In Liquidation)	100/0	CHF	100.00	1
Switzerland - Bahnhofstrasse 19, CH 8240 Thayngen
Knorr-Nährmittel Aktiengesellschaft	100/0	CHF	1,000.00	1
UNILEVER SCHWEIZ GMBH	100/0	CHF	100,000.00	1
Unilever BCS Schweiz GmbH	55.40/44.60	CHF	100.00	1
Switzerland - Spitalstrasse 5, 8201, Schaffhausen
UNILEVER SUPPLY CHAIN COMPANY AG	100/0	CHF	1,000.00	1
Switzerland - Spitalstrasse 5, 8200, Schaffhausen
UNILEVER ASCC AG	100/0	CHF	1,000.00	1
UNILEVER FINANCE INTERNATIONAL AG	100/0	CHF	1,000.00	1
Unilever Business and Marketing Support AG	100/0	CHF	1,000.00	1
Unilever Overseas Holdings AG	0/100	CHF	1,000.00	1
Unilever Schaffhausen Service AG	100/0	CHF	1,000.00	1
Unilever Swiss Holdings AG	100/0	CHF	1,000.00	1
Switzerland - Hinterbergstr. 30, CH-6312 Steinhausen
Oswald Nahrungsmittel GmbH	100/0	CHF	800,000.00	1
Switzerland - Schochenmühlestrasse 2, 6340 Baar
Unilever Reinsurance AG	100/0	CHF	1,000.00	1
Taiwan - 3F., No. 550, Sec. 4, Zhongxiao East Rd., Xinyi District, Taipei City
Unilever Taiwan Limited (99.92)	64.50/35.42	TWD	10.00	1
Tanzania - Plot No.4A Pugu Road, Dar Es Salaam
Distan Limited	0/100	TZS	20.00	1
UAC of Tanzania Limited	0/100	TZS	20.00	1
Uniafric Trust Tanzania Limited	0/100	TZS	20.00	1
Unilever Tanzania Limited	0/100	TZS	20.00	1
Tanzania - P.O. Box 40, Mufindi
Unilever Tea Tanzania Limited	0/100	TZS	20.00	1
Thailand - 161 Rama 9 Road, Huay Kwang, Bangkok 10310
Unilever Thai Holdings Limited	64.55/35.45	THB	100.00	1
Unilever Thai Services Limited	64.55/35.45	THB	100.00	1
UNILEVER THAI TRADING LIMITED	64.55/35.45	THB	100.00	1
Trinidad & Tobago - Eastern Main Road, Champs Fleurs
Unilever Caribbean Limited (50.01)	0/50.01	TTD	1.00	1
Tunisia - Z.I. Voie Z4-2014 Mégrine Erriadh – Tunis
Unilever Tunisia S.A. (97.61)	97.61/0	TND	6.00	1

142	Financial Statements	Annual Report on Form 20-F 2017

Name of Undertaking	% holding as between NV /PLC	Nominal Value		Share Class Note
Unilever Maghreb Export S.A. (97.59)	97.59/0	TND	5.00	1
Tunisia - Z.I. Voie Z4, Megrine Riadh, Tunis, 2014
UTIC Distribution S.A.[x] (47.82)	47.82/0	TND	10.00	1
Turkey - Saray Mahallesi Dr. Adnan Büyükdeniz Cad. No.13 34768 Ümraniye – İstanbul
Unilever Gida Sanayi ve Ticaret AŞ° (99.98)	0.05/99.93	TRY	0.01	1
UNILEVER SANAYI VE TICARET TÜRK AŞ°	64.54/35.44	TRY	0.01	1
(99.98)
Besan Besin Sanayi ve Ticaret AŞ (99.99)	64.55/35.44	TRY	0.01	1
Dosan Konserve Sanayi ve Ticaret AŞ (99.64)	64.32/35.32	TRY	0.01	1
Uganda - Plot 10/12 Nyondo Close, Industrial Area, P.O. Box 3515 Kampala
Unilever Uganda Limited	0/100	UGX	20.00	1
Ukraine - 04119, 27-T, Dehtyarivska Str., Kyiv
Pallada Ukraine LLC	100/0			13
Unilever Ukraine LLC	100/0			13
United Arab Emirates - PO Box 17053, Jebel Ali, Dubai
Severn Gulf FZCO[x] (50)	50/0	AED	100,000.00	1
Unilever Gulf FZE	0/100	AED	1,000.00	1
United Arab Emirates - Parcel ID 598633, German Emarati Business Centre, Dubai
Unilever General Trading LLC[x] (49)	0/49	AED	1,000.00	1
United Araba Emirates - P.O. Box 18221 European Business Center Dubai Investments Park				1
Unilever Home & Personal Care Products	0/49	AED	1,000.00	1
Manufacturing LLC[x] (49)
United States - 700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
ACI Brazil Holdings, LLC	55.40/44.60			13
ACUSA Brazil Holdings, LLC	55.40/44.60			13
Alberto Share Holdings, LLC	55.40/44.60			13
Alberto-Culver Company	55.40/44.60	No Par Value		1
Alberto-Culver International, Inc	55.40/44.60	USD	1.00	1
Alberto-Culver (P.R.), Inc	55.40/44.60	USD	1.00	1
ALBERTO-CULVER USA, INC	55.40/44.60	No Par Value		1
Ben & Jerry’s Franchising, Inc	55.40/44.60	USD	1.00	7
Ben & Jerry’s Gift Card, LLC	55.40/44.60			13
Ben & Jerry’s Homemade, Inc	55.40/44.60	USD	0.01	7
Bestfoods International (Holdings) Inc	55.40/44.60	USD	100.00	7
Chesebrough-Pond’s Manufacturing Company	55.40/44.60	No Par Value		1
CONOPCO, INC	55.40/44.60	USD	1.00	7
Dermalogica, LLC	55.40/44.60			13
DTJJS, LLC	55.40/44.60			13
Kate Somerville Holdings, LLC	55.40/44.60			13
Kate Somerville Skincare LLC	55.40/44.60			13
Lipton Industries, Inc	55.40/44.60	USD	1.00	1
Murad LLC	55.40/44.60			13
Pantresse, Inc	55.40/44.60	USD	120.00	1
REN USA Inc	0/100	No Par Value		7
Skin Health Experts, LLC	55.40/44.60			13
Kensington & Sons, LLC	55.40/44.60			13
St. Ives Laboratories, Inc	55.40/44.60	USD	0.01	1
T2 US LLC	55.40/44.60			13
Talenti Gelato, LLC	55.40/44.60			13
Talenti Holdings, LLC	55.40/44.60			13
TIGI Linea Corp	55.40/44.60	No Par Value		1
Unilever AC Canada Holding, Inc	55.40/44.60	USD	10.00	1
Unilever BCS Sourcing US Inc	55.40/44.60	USD	1.00	1
Unilever BCS US Inc	55.40/44.60	USD	1.00	1
Unilever Bestfoods (Holdings) LLC	25.10/74.90			13
UNILEVER CAPITAL CORPORATION	55.40/44.60	USD	1.00	1
Unilever Illinois Manufacturing, LLC	55.40/44.60			13
Unilever Manufacturing (US), Inc	55.40/44.60	USD	1.00	1
Unilever Trumbull Holdings, Inc	42.54/57.46	USD	1.00	7
Unilever Trumbull Research Services, Inc	55.40/44.60	USD	1.00	1
	55.40/44.60	USD	1.00	34
Unilever United States Foundation, Inc	55.40/44.60			13
UNILEVER UNITED STATES, INC	55.40/44.60	USD	0.3333	7
Unilever Ventures Advisory LLC	55.40/44.60			13
United States – 100 N LaSalle, Ste 1900, Chicago IL, 60602
Blueair Inc.	100/0	No Par Value		1
United States - 233 Bleecker Street, New York, 10014
Carapina LLC	100/0			13
Grom Columbus LLC	100/0			13
Grom Malibu LLC	100/0			13
Grom USA LLC	100/0			13
Hollywood LLC	100/0			13
Spatula LLC	100/0			13
United States - 60 Lake Street, Suite 3N, Burlington, VT 05401
Seventh Generation Canada, Inc.	55.40/44.60	No Par Value		7
Seventh Generation, Inc.	55.40/44.60	USD	.001	7
Seventh Generation Ventures, Inc.	55.40/44.60	USD	.001	7
United States - 13335 Maxella Ave. Marina del Rey, CA 90292
Dollar Shave Club, Inc.	55.40/44.60			13
United States - 2711 Centerville Road, Suite 400, Wilmington, Delaware
Grom Franchising LLC	100/0			13

Name of Undertaking	% holding as between NV /PLC	Nominal Value		Share Class Note
United States - 55 East 59th Street, New York, 10022
Intuiskin Inc	100/0	No Par Value		1
United States - 420 South Robertson Dr., #260, Beverly Hills, CA 90212
Personal Care Marketing & Research Inc	55.40/44.60	USD	1.00	7
United States – CTC 1209 Orange Street Wilmington, DE19801
Living Proof, Inc.	55.40/44.60	USD	0.01	1
United States – CSC Lawyers Incorporating Service, 2710 Getaway Oaks Drive, 150N Sacramento, CA 95833
Kingdom Animalia, LLC	55.40/44.60			13
United States - 2711 Centreville Road, Suite 400, Wilmington, New Castle County, Delaware 19808
Pukka Herbs Inc	0/100	USD	0.001	7
Uruguay - Camino Carrasco 5975, Montevideu
Unilever Uruguay SCC S.A.	100/0	UYU	1.00	1
Lever S.A.	100/0	UYP	0.10	1
Arisco Productos Alimenticios Uruguay S.A.	64.55/35.45	UYP	1.00	1
Unilever del Uruguay S.R.L.	100 /0	UYU	1.00	1
Venezuela -Edificio Torre Corp Banca, Piso 15, entre Avenidas Blandín y Los Chaguaramos, Urbanización La Castellana, Caracas
Unilever Andina Venezuela S.A.	100/0	VEB	1,000.00	1
Vietnam - Lot A2-3, Tay Bac Cu Chi Industry Zone, Tan An Hoi Ward, Cu Chi District, Ho Chi Minh City
Unilever Vietnam International Company Limited	100/0			13
Zambia - Stand No. 7136, Mwembeshi Road, P.O. Box 31953 Lusaka
Unilever South East Africa Zambia Limited	0/100	ZMK	2.00	34
	0/100	ZMK	2.00	1
Zimbabwe - Box 950 Harare
Unilever – Zimbabwe (Pvt) Limitedr	0/100	ZWD	2.00	1

SUBSIDIARY UNDERTAKINGS NOT INCLUDED IN THE CONSOLIDATION

Brazil- Pouso Alegre, Minas Gerais, Brazil Av, Prefeito Olavo Gomes, 3701, Suite Repensar, Jardim Mariosa, 37550-000
UBI 3 Participacoes Ltda	64.55/35.45	BRL	1.00	5
China - Room 01, 24/F, Office Building, No. 93 Middle Huaihai Road, Shanghai
Shanghai CarverKorea Limited	0/100	USD	1.00	7
Ecuador - Km 25 Vía a Daule, Guayaquil
Visanuasa S.A.	100/0	USD	1.00	1
England and Wales - 5th Floor, 6 St Andrew Street, London, EC4A 3AE
Big Sync Music Limitedr◇ (67.39)	67.39/0	GBP	0.001	35
	100/0	GBP	1.00	36
Catexel Limitedr◇ (97.67)	0/97.67	GBP	0.01	2
(45.25)	0/45.25	GBP	0.01	36
(96.67)	0/96.67	GBP	0.01	14
Catexel Technologies Limitedr◇ (79.52)	0/79.52	GBP	0.001	35
Catexel Cellulosics Limitedr◇ (80.27)	0/80.27	GBP	0.001	35
Unilever Ventures General Partner Limited◇	0/100	GBP	1.00	1
England and Wales – 100 Victoria Embankment, Blackfriars, London, EC4Y 0DY
Dollar Shave Club Limited	0/100	GBP	1.00	1
England and Wales – 1 More London Place, London, SE1 2AF
Brooke Bond Foods Limited (In Liquidation)	0/100	GBP	1.00	1
Unidis Twenty Six Limited (In Liquidation)	0/100	GBP	1.00	1
Ghana - Plot No. Ind/A/3A–4, Heavy Industrial Area, Tema
United Africa Trust Limited	0/100	GHC	10.00	1
Greece - Kymis ave & 10, Seneka str. GR-145 64 Kifissia
Lipoma Management Consulting SA	100/0	EUR	10.00	1
Haiti – Port-au-Prince
Unilever Haiti S.A.	100/0	HTG	500,000	56
Hong Kong – 6th Floor, Alexandra House, 18 Chater Road, Central
T2 Hong Kong Limited	100/0	HK	1	1
Hong Kong - Room 1808, 18/F, Tower II Admiralty Centre, 18 Harcourt Road, Admiralty
Hong Kong CarverKorea Limited	0/100	HKD	1.00	7
India - Unilever House, B. D. Sawant Marg, Chakala, Andheri (E), Mumbai 400 099
Bhavishya Alliance Child Nutrition Initiatives	0/67.20	INR	10.00	1
(67.20)
Hindustan Unilever Foundation (67.21)	0/67.21	INR	10.00	1
Israel - 3 Daniel Fisch St., Tel Aviv, 6473104
PCMR International Limited	55.40/44.60	NIS	0.10	1
Iran – No.32, Mokhberb Blvd, Ashrafi Esfashani Exo,.Tehran, Iran Postal Code: 1476785475
Golestan Co.	50.66/0			1
Jamaica - White Marl Street, Spanish Town, PO Box 809, Parish Saint Catherine
Unilever Jamaica Limited	0/100	JMD	1.00	1
Kenya - Commercial Street, P.O. BOX 40592-00100, Nairobi
Union East African Trust Limited*	0/100	KES	20.00	1
Korea – 81, Tojeong 31-gil, Mapo-gu, Seoul
Carver Korea Co., Ltd	0/100	KRW	500.00	7
Morocco - Km 10, Route Cotiere, Ain Sebaa, Casablanca
Societe Commerciale du Rif	0/100	MAD	50.00	1
Societe Tangeroise de Parfumerie et d’Hygiene S.A.R.L.	0/100	MAD	50.00	1
Netherlands - Wassenaarseweg 72, 2333 AL Leiden
Chemsenti B.V. (79.52)	0/79.52	EUR	1.00	1
Weena 455, 3013 AL Rotterdam
Unilever UK Holdings B.V.	100/0	EUR	1.00	1

Annual Report on Form 20-F 2017	Financial Statements	143

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

Name of Undertaking	% holding as between NV /PLC	Nominal Value		Share Class Note
Unilever International Holdings B.V.	100/0	EUR	1.00	1
Unilever UK Holdings N.V.°	100/0	EUR	1.00	1
Unilever International Holdings N.V.°	100/0	EUR	1.00	1
Scotland - 15 Atholl Crescent, Edinburgh, EH3 8HA
Unilever Ventures (SLP) General Partner Limited	0/100	GBP	1.00	1
United States - 13335 Maxella Ave. Marina del Rey, CA 90292
DSC Distribution, Inc.	55.40/44.60			13
United States - 233 Bleecker Street, New York, 10014
Grom WTC LLC	100/0			13
Grom Century City LLC	100/0			13
United States - 200 Clarendon Street, Boston, MA 02116
BC Cadence Holdings, Inc	55.40/44.60	USD	0.01	7
United States - 11 Ranick Drive South, Amityville, NY 11701
Sundial Group LLC	55.40/44.60			22
	55.40/44.60			64
	55.40/44.60			65
Sundial Group Holdings LLC	55.40/44.60			13
BTWalls LLC	55.40/44.60			13
Sundial Brands LLC	55.40/44.60			66
Sundial Creations LLC	55.40/44.60			13
Madam C.J. Walker Enterprises, LLC	55.40/44.60			13
Nyakio LLC	55.40/44.60			13
Sundial Digital LLC	55.40/44.60			13
ASSOCIATED UNDERTAKINGS

Australia – 1-3 Newton Street, Cremorne, VIC 3121
SNDR PTY LTDr◇	100/0	No Par Value		58
Bahrain - 161, Road 328, Block 358, Zinj, Manama
Unilever Bahrain Co. W.L.L. (49)	0/49	BHD	50.00	1
Brazil - Rod. Dom Gabriel Paulino Bueno Couto, km. 66 – Part
ITB Ice Tea do Brazil Limitada (50)	32.28/17.72	BRL	1.00	5
Brazil - Avenue Engenheiro Luiz Carlos Berrini, 105, 16º andar, Ed. Berrini One, Itaim Bibi,
CEP 0471/001-00, City of São Paulo, State of São Paulo
Gallo Brasil Distribuição e comércio Limitada (55)	0/55	BRL	1.00	5
Canada - Suite 300-171 West Esplanade, North Vancouver, British Columbia Canada V7M 3K9
A&W Root Beer Beverages Canada Inc. (40)	25.82/14.18	No Par Value		38
Cyprus - 2 Marcou Dracou str., Engomi Industrial Estate, 2409 Nicosia
Unilever PMT Limitedr (49)	0/49	EUR	1.71	3
England and Wales - Chesterford Research Park, Little Chesterford, Saffron, Waldon CB10 1XL
Arecor Limitedr◇ (24.22)	0/24.22	GBP	0.01	1
(35.72)	0/35.72	GBP	0.01	35
England and Wales - 3rd Floor, 101 New Cavendish Street, London W1W 6XH
Blis Media Limitedr◇ (30.11)	30.11/0	GBP	0.00001	39
England and Wales - Cambridge House, 16 High Street, Saffron Walden, Essex CB10 1AX
Blow Limited◇ (6.97)	6.97/0	GBP	0.001	1
(49.77)	49.77/0	GBP	0.001	57
England and Wales - First Floor, 59-61 High Street West, Glossop SK13 8AZ
CDDM Technology Limitedr◇ (49.53)	0/49.53	GBP	0.01	36
England and Wales - 1st Floor, Charles House, 5-11 Regent Street, London SW1Y 4LR
Langholm Capital II L.P.	46.30/0			4
England and Wales - Unit 3 Morris House, Swainson Road, London W3 7UP
SCA Investments Limitedr◇ (5.98)	5.98/0	GBP	0.001	35
(74.60)	74.60/0	GBP	0.001	40
(25.19)	25.19/0	GBP	0.001	41
(9.52)	9.52/0	GBP	0.001	42
England and Wales – 167 Wimbledon Park Road, London SW18 5RH
THENUDECO LIMITEDr◇ (38.95)	38.95/0	GBP	0.001	35
England and Wales - Cambridge House, 16 High Street, Saffron Walden, Essex CB10 1AX
Trinny London Limitedr◇ (64.22)	64.22/0	GBP	0.01	43
England and Wales - 5th Floor, 6 St Andrew Street, London EC4A 3AE
Voltea Limitedr◇ (35.58)	0/35.58	EUR	0.10	35
(66.83)	0/66.83	EUR	0.10	44
(12.44)	0/12.44	EUR	0.10	46
(18.14)	0/18.14	EUR	0.10	52
(3.56)	0/3.56	EUR	0.10	50
France - 7 rue Armand Peugeot, 92500 Rueil-Malmaison
Relais D’or Centrale S.A.S. (49.99)	32.27/17.72	No Par Value		1
Germany - Beerbachstraße 19, 91183 Abenberg
Hans Henglein & Sohn GmbH (50)	32.78/17.22	EUR	100,000.00	1
Henglein & Co. Handels-und Beteiligungs	32/18			4
GmbH & Co. KG◇ (50)
Henglein Geschäftsführungs GmbH◇ (50)	32/18	DEM	50,000.00	1
Nürnberger Kloßteig NK GmbH & Co. KG◇ (50)	32/18			4
Germany - Bad Bribaer Straße, 06647 Klosterhäseler
Henglein GmbH◇ (50)	32/18	DEM	50,000.00	1
Beerbachstruße 37, 17153 Stavenhagen

Name of Undertaking	% holding as between NV /PLC	Nominal Value		Share Class Note
Hochreiter Frischteigwaren GmbH (50)	32.78/17.22	DEM	250,000.00	1
Indonesia - Wisma Bango Lt.05, Jl.Sulaiman No.32, Jakarta Barat 11540
PT Anugrah Mutu Bersama (40)	26.22/13.78	IDR	1,000,000.00	1
Ireland - 70 Sir John Rogersons Quay, Dublin 2
Pepsi Lipton International Limitedr	100/0	EUR	1.00	52
	100/0	EUR	1.00	53
	100/0	EUR	1.00	54
	100/0	EUR	1.00	55
India – 101, Tower 5, Orchid Petals, Sector 49, Gurgaon
AAIDEA Solutions Private Limitedr◇	100/0	INR	100.00	67
India - 7th Floor, 703/704, Marathon Icon, Off Ganpatrao Kadam Marg, Vir Santaji Marg,
Lower Parel, Mumbai-400013
Peel-Works Private Limitedr◇ (48.15)	48.15/0	INR	30.00	63
Israel - Kochav Yokneam Building, 4th Floor, P.O. Box 14, Yokneam Illit 20692
Iluminage Beauty Limitedr (99.74)	99.74/0	ILS	1.00	14
Japan - #308, 5–4–1, Minami Azabu, Tokyo
Grom Japan K.K◇ (34)	34/0	JPY	50,000.00	1
Luxembourg - 5 Heienhaff, L-1736 Senningerberg
Helpling Group Holding S.à r.l.r◇	98.57/0	EUR	1.00	60
Mauritius – c/o Equinoxe Alternative Investment services (Mauritius Limited); 12th Floor,
Standard Chartered Tower. Ebene 72201
Capvent Asia Consumer Fund Limitedr (41.00)	41.00/0	USD	0.01	8
Oman - Po Box 1711, Ruwi, Postal code 112
Towell Unilever LLC	0/49	OMR	10.00	1
Philippines - 11th Avenue corner 39th Street, Bonifacio Triangle, Bonifacio Global City,
Taguig City, M.M
Sto Tomas Paco Land Corpr◇	64.55/35.45	PHP	1.00	7
Paco Platform 7.5 Inc.r◇	64.55/35.45	PHP	1.00	7
Cavite Horizons Land, Inc.◇	22.66/12.44	PHP	1.00	7
	64.55/35.45	PHP	10,000.00	14
Industrial Realties, Inc.◇	29.30/16.1	PHP	1.00	7
Philippines - Manggahan Light Industrial Compound, A. Rodriguez Avenue, Bo. Manggahan,
Pasig City
WS Holdings Inc.r◇	64.55/35.45	PHP	1.00	29
Selecta Walls Land Corpr◇	64.55/35.45	PHP	10.00	29
Portugal - Largo Monterroio Mascarenhas, 1,1099–081 Lisboa
Fima Ola – Produtos Alimentares, S.A. (55)	0/55	EUR	500.00	1
Gallo Worldwide, Limitada (55)	0/55	EUR	1,000,000.00	5
Transportadora Central do Infante, Limitada (54)	0/54	EUR	1.00	1
Unilever Fima, Limitada (55)	0/55	EUR	26,295,157.00	5
Victor Guedes – Industria e Comercio, S.A. (55)	0/55	EUR	5.00	1
Sweden - No 18 Office & Lounge, Briger Jarlsgatan 18,114 34 Stockholm
SachaJuan Haircare ABr◇ (99.50)	99.50/0	SEK	1.00	9
United Arab Emirates - P.O. Box 49, Dubai
Al Gurg Unilever LLC (49)	0/49	AED	1,000.00	1
United Arab Emirates - Po Box 49, Abu Dhabi
Thani Murshid Unilever LLC (49)	49/ 0	AED	1,000.00	1
United States -1679 South Dupont Highway, Suite 100, Dover, Kent County, Delaware 19901
Beauty Bakerie Cosmetics Brand Incr◇ (50.05)	50.05/0	USD	0.001	58
United States - 2600 Tenth St #101, Berkeley CA 94710
Machine Vantage◇ (9.86)	9.86/0			7
(55.19)	55.19/0			58
United States - c/o Law Traders Inc., 300 Delaware Ave., Suite 210, in the City of Wilmington, County of New Castle
Quantbiome Inc. (dba Thryve)r◇ (23.26)	23.26/0	USD	0.00001	59
United States - C/O National Registered Agents, Inc.160 Green Tree Drive, Suite 101, Dover, Delaware 19904
Discuss.io Incr◇ (8.30)	8.30/0	USD	0.0001	7
(15.36)	15.36/0	USD	0.0001	55
(53.91)	53.91/0	USD	0.0001	43
United States - 700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
Pepsi Lipton Tea Partnership (50)	27.70/22.30			4
United States – 548 Market St #70998, San Francisco, CA 94104-5401
Physic Ventures L.P.◇ (57.27)	57.27/0			4
United States - 1170 Olinder Court, San Jose, CA 95122
Sunbasket Incr◇ (2.51)	2.51/0	USD	0.0001	7
(89.03)	89.03/0	USD	0.0001	60
(1.92)	1.92/0	USD	0.0001	61
United States - 2711 Centerville Road, 400 Wilmington, 19808 New Castle
Nutraceutical Wellness Inc (dba Nutrafol)r◇	41.70/0	USD	0.0001	62
(41.70)
(56.82)	56.82/0	USD	0.0001	51

144	Financial Statements	Annual Report on Form 20-F 2017

Notes:

1: Ordinary, 2: Ordinary-A, 3: Ordinary-B, 4: Partnership, 5: Quotas, 6: Class- A Common, 7: Common, 8: Class A, 9: Class B, 10: Class C, 11: Class II Common, 12: Class III Common, 13: Membership Interest, 14: Preference, 15: Redeemable Preference, 16: Limited by Guarantee, 17: Estate, 18: Viscountcy, 19: Redeemable Golden Share, 20: Deferred, 21: Ordinary-C, 22: Preferred, 23: Redeemable Preference Class A, 24: Redeemable Preference Class B, 25: Special, 26: Cumulative Preference, 27: 5% Cumulative Preference, 28: Non-Voting Ordinary B, 29: Common B, 30:Management, 31: Dormant, 32: A, 33: B, 34: Cumulative Redeemable Preference, 35: A-Ordinary, 36: Preferred Ordinary, 37: Ordinary-G, 38: Class Common-B, 39: Series A Participating Preference, 40: H-Ordinary, 41: I-Ordinary, 42: J-Ordinary, 43: Series A Preferred Convertible, 44: A Preferred, 45: A1 Preferred, 46: B Preferred, 47: Series 2 Preferred, 48: Series 3 Preferred, 49:Series A2 Convertible Redeemable Preference, 50: D Preferred, 51: Series A-3 Preferred, 52: C Preferred, 53:E Ordinary, 54: G Preferred, 55: Series Seed, 56: Nominal, 57: Preferred A, 58: Series A Preferred, 59: Series Seed-2 Preferred, 60: Series C-2, 61: Series D, 62: Series A1 Preferred, 63: Series B-2 Preference, 64: Class A Interests, 65: Class B Interests, 66. Ownership Units, 67. Seed B CCPS, 68. Office Holders, 69. Security

*	Indicates an undertaking for which Unilever N.V. has issued a declaration of assumption of liability in accordance with section 403, Book 2, Dutch Civil Code.
[o]	Indicates an undertaking directly held by N.V. or PLC. All other undertakings are indirectly held. In the case of Hindustan Unilever Limited 51.50% is directly held and the remainder of 15.70% is indirectly held. In the case of Unilever Kenya Limited 39.13% is directly held and the remainder of 60.87% is indirectly held. In the case of Unilever Sri Lanka Limited 5.49% is directly held and the remainder of 94.51% is indirectly held. In the cases of each of Unilever BCS UK Services Limited and Unilever BCS UK Limited the ordinary shares are indirectly held and the redeemable golden share is directly held. In the case of Mixhold B.V. 27.71% is directly held and the remainder of 72.29% is indirectly held. In the cases of each of Unilever Gida Sarayi ve Ticaret A.Ş. and Unilever Sarayi ve Ticaret Turk A.Ş. a fractional amount is directly held and the remainder is indirectly held. In the case of United Holdings Limited, the ordinary shares are directly held and the preferred shares are indirectly held. In the case of Mixhold N.V., 55.37% of the ordinary – A shares are directly held, the remainder of 44.63% are indirectly held and the other share classes are indirectly held. In the case of Naamlooze Vernootschap Elma the ordinary shares are directly held and the cumulative preference shares are indirectly held.
†	Shares the undertaking holds in itself.
Δ	Denotes an undertaking where other classes of shares are held by a third party.
X	Unilever Trading LLC, Binzagr Unilever Limited, Unilever Home and Personal Care Products Manufacturing LLC and UTIC Distribution S.A. are subsidiary undertakings pursuant to section 1162(2)(b) Companies Act 2006. Servern Gulf FZCO is a subsidiary undertaking pursuant to section 1162(4)(a) Companies Act 2006. The Unilever Group is entitled to 50% of the profits made by Binzagr Unilever Limited. The Unilever Group is entitled to 80% of the profits made by Unilever Trading LLC, Unilever Home and Personal Care Products Manufacturing LLC and Unilever General Trading LLC.
◇	Accounted for as non-current investments within non-current financial assets.
Exemption pursuant to Section 264b German Commercial Code.

Further to the above disclosures (1) due to the unified board of Unilever N.V. and Unilever PLC, Unilever N.V. and Unilever PLC are each considered to be a subsidiary undertaking of the other in accordance with section 1162 (4) (b) of the Companies Act 2006 and (2) details of holdings of subsidiary undertakings in the share capitals of Unilever N.V. and Unilever PLC are given under the heading Our Shares on pages 36 to 38.

In addition, we have revenues either from our own operations or otherwise in the following locations: Afghanistan, Albania, Andorra, Angola, Antigua, Armenia, Azerbaijan, Bahamas, Barbados, Belarus, Belize, Benin, Bhutan, Botswana, Brunei Darussalam, Burkina Faso, Burundi, Cameroon, Cape Verde, Central African Republic, Chad, Comoros, Congo, Democratic Republic of Congo, Dominica, Equatorial Guinea, Eritrea, Fiji, French Guiana, Gabon, Gambia, Georgia, Grenada, Guadeloupe, Guinea, Guinea-Bissau, Guyana, Haiti, Iceland, Iraq, Kiribati, Kuwait, Kyrgyzstan, Lesotho, Liberia, Libya, Liechtenstein, Luxembourg, Macao, Macedonia, Madagascar, Maldives, Mali, Malta, Marshall Islands, Martinique, Mauritania, Mauritius, Micronesia (Federated States of), Moldova (Republic of), Monaco, Mongolia, Montenegro, Namibia, Nauru, Palau, Papua New Guinea, Qatar, Saint Kitts and Nevis, Saint Lucia, Saint Vincent and the Grenadines, Samoa, San Marino, Senegal, Seychelles, Sierra Leone, Solomon Islands, Somalia, South Sudan, Sudan, Suriname, Swaziland, Syrian Arab Republic, Tajikistan, Timor Leste, Togo, Tonga, Turkmenistan, Tuvalu, Uzbekistan, Vanuatu and Yemen.

The Group has established branches in Argentina, Azerbaijan, Belarus, Bosnia-Herzegovina, Cote d’Ivoire, Cuba, the Dominican Republic, Kazakhstan, Moldova, the Netherlands, the Philippines, Rwanda, Saudi Arabia, Slovenia, Turkey and United Kingdom.

Annual Report on Form 20-F 2017	Financial Statements	145

THIS PAGE INTENTIONALLY

LEFT BLANK

146	Financial Statements	Annual Report on Form 20-F 2017

THIS PAGE INTENTIONALLY

LEFT BLANK

Annual Report on Form 20-F 2017	Financial Statements	147

THIS PAGE INTENTIONALLY

LEFT BLANK

148	Financial Statements	Annual Report on Form 20-F 2017

THIS PAGE INTENTIONALLY

LEFT BLANK

Annual Report on Form 20-F 2017	Financial Statements	149

THIS PAGE INTENTIONALLY

LEFT BLANK

150	Financial Statements	Annual Report on Form 20-F 2017

THIS PAGE INTENTIONALLY

LEFT BLANK

Annual Report on Form 20-F 2017	Financial Statements	151

THIS PAGE INTENTIONALLY

LEFT BLANK

152	Financial Statements	Annual Report on Form 20-F 2017

THIS PAGE INTENTIONALLY

LEFT BLANK

Annual Report on Form 20-F 2017	Financial Statements	153

THIS PAGE INTENTIONALLY

LEFT BLANK

154	Financial Statements	Annual Report on Form 20-F 2017

THIS PAGE INTENTIONALLY

LEFT BLANK

Annual Report on Form 20-F 2017	Financial Statements	155

SHAREHOLDER INFORMATION

FINANCIAL CALENDAR

ANNUAL GENERAL MEETINGS

	Date	Voting Record date	Voting and Registration date
PLC	2 May 2018	–	30 April 2018
NV	3 May 2018	26 April 2018	5 April 2018

QUARTERLY DIVIDENDS

Dates listed below are applicable to all four Unilever listings (NV ordinary shares, PLC ordinary shares, NV New York shares, and PLC ADRs).

	Announced	NV, PLC, NV NY and PLC ADR ex-dividend	Record date	Payment date
Quarterly dividend announced with the Q4 2017 results	1 February 2018	15 February 2018	16 February 2018	21 March 2018

Quarterly dividend announced with the Q1 2018 results	19 April 2018	3 May 2018	4 May 2018	6 June 2018

Quarterly dividend announced with the Q2 2018 results	19 July 2018	2 August 2018	3 August 2018	5 September 2018

Quarterly dividend announced with the Q3 2018 results	18 October 2018	1 November 2018	2 November 2018	5 December 2018

CONTACT DETAILS

Unilever N.V. and Unilever PLC

100 Victoria Embankment

London EC4Y 0DY

United Kingdom

Institutional Investors telephone +44 (0)20 7822 6830

Any queries can also be sent to us electronically via

Contact Us

Private Shareholders telephone +44 (0)20 7822 5500

Private Shareholders can email us at

shareholder.services@unilever.com

SHARE REGISTRATION

THE NETHERLANDS

SGG Financial Services B.V.
Hoogoorddreef 15
1101 BA Amsterdam
Telephone	+31 (0)20 522 25 10
Telefax	+31 (0)20 522 25 35
Website	www.sgggroup.com
Email	registerunilever@sgggroup.com

UK
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZZ
Telephone	+44 (0)370 600 3977
Telefax	+44 (0)370 703 6101
Website	www.investorcentre.co.uk
FAQ and Contact Form	computershare.co.uk/contactus

US
American Stock Transfer & Trust Company
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
Toll-free number	+1 866 249 2593
Direct dial	+1 718 921 8124
Email	db@astfinancial.com

WEBSITE

Shareholders are encouraged to visit our website which has a wealth of information about Unilever.

There is a section on our website designed specifically for investors. It includes detailed coverage of the Unilever share price, our quarterly and annual results, performance charts, financial news and investor relations speeches and presentations. It also includes details of the 2017 Share Buy Back programme and conference and investor/analyst presentations.

You can also view the Unilever Annual Report and Accounts 2017 (and the Additional Information for US Listing Purposes) on our website, and those for prior years.

www.unilever.com

www.unilever.com/investorrelations

www.unilever.com/investor-relations/annual-report-and-accounts/

PUBLICATIONS

Copies of the Unilever Annual Report and Accounts 2017 (and the Additional Information for US Listing Purposes) and the Annual Report on Form 20-F 2017 can be accessed directly or ordered via the website.

www.unilever.com/investorrelations

UNILEVER ANNUAL REPORT AND ACCOUNTS 2017

The Unilever Annual Report and Accounts 2017 (and the Additional Information for US Listing Purposes) forms the basis for the Annual Report on Form 20-F that is filed with the United States Securities and Exchange Commission, which is also available free of charge from their website.

www.sec.gov

QUARTERLY RESULTS ANNOUNCEMENTS

Are in English with figures in euros.

156	Shareholder information	Annual Report on Form 20-F 2017

INDEX

Accounting policies	83-86

Acquisitions	102-112,125-28,168-74

Americas, The	88,90,103,154

Annual General Meetings	149,156

Asia/AMET/RUB	90,103

Associates	82,87-88,105-106,129-131

Audit Committee	40-45,71-72,152

Auditors	38,41-42,77-78,130,144,148,161

Balance sheet	21,81,93,110,119-131,140-148

Biographies	34

Board committees	31,34,38

Boards	26-32,34-46

Brands	1,4,5,8-22

Capital expenditure	33,171

Cash	81-82,95,97

Cash flow statement	82-83,98,121,162,167

Categories	17-19,23-28,101,120-122

Cautionary statement /safe harbour	Inside back cover

Chairman	2-5,34-38

Chief Executive Officer	4-5,47-76,145

Commitments	124-125

Company accounts, statutory and other information	139-148

Compensation Committee	47-76,153

Comprehensive income	78-81,91-92,139-142

Connected 4 Growth	1-12,38,41,168

Constant underlying earnings per share	22,24,170

Contingent liabilities	123-128,144,148

Corporate governance	34-76,109

Corporate responsibility	35

Corporate Responsibility Committee	43-44

Deferred tax	129,140-146,165-166

Depreciation	24,82,87-90,99,104-105,124,171

Directors’ responsibilities	77

Directors’ remuneration	47-76

Disposals	125-128

Diversity	5,8,16,18,40-46

Dividends	18,31-36,73,75,80,82,84,97-98

Earnings per share	22-24,100,168-170

Employees	16,29-32,40-44,90-91,100-144

Equalisation Agreement	34,38,83,109,144

Equity	21-27,77-158,160-170

Europe	88,108-170

Exchange rates	22-24,146,162,167-171

Executive Directors	2,34-40,47-76

Finance and liquidity	21,170

Finance costs and finance income	97,141

Financial assets	81-97,106-123

Financial calendar	149

Financial instruments	27,31,77-100,108-121,142-171

Financial liabilities	22,35,81-85,108-122,140-47

Financial review	19-25,168

Foods	12-25,101,125-129,165-172

Free cash flow	21-24,58,66,171

Geographies	88

Goodwill	25,81,88-89,101-103,125-129

Gross profit	89

Home Care	12-25,101,125-129,165-172

Impairment	21-24,82-89,101-107,120,125,141-143

Income statement	19,79,89-92,96-98,139-144,162-164

Innovation	10-20,27-28

Intangible assets	79-130,139-147,165-166

International Financial Reporting Standards	77-78

Inventories	106,129

Joint ventures	79,82,87-88,105-106

Key management	90,96,144,153

Key Performance Indicators	162

Leases	123-124

Market capitalisation	21

Net debt	31,117-118,168
Nominating and Corporate Governance Committee	45-47

Non-underlying items	79-130,169,171

Non-Executive Directors	2-3,34-36,41-46

Non-GAAP measures	6,19-23,170

Operating costs	89-90

Operating profit	19-25,79-130,139-171

Organisational Structure	26

Outlook	171

Payables	107-108

Pensions and similar obligations	90-99

Personal Care	12-25,101,125-129,165-172

Principal group companies	131

Property, plant and equipment	104-105

Provisions	81-106,123-129

Receivables	105-107,118-123,128

Refreshment	12-25,101,125-129,165-172

Related party transactions	129-130,151,154

Research and development	28,34,89

Reserves	81-83,108-121,129-147

Restructuring	123,125,168

Revenue	85-89,125,127,138,172

Risk management and control	26,35,39-40,42,77

Risks	26-33

Segment information	86-88

Share-based payments	99,141,146

Share buyback programme	130

Share capital	36-38,109,138-147,162

Shareholders	21-27,34-40

Share registration	149

Staff costs	89-90,172

Strategy	10

Taxation	98-100

Total shareholder return	73,96

Treasury	108-121,130,139

Turnover	86-89,110,139-142

Underlying earnings per share	22-24,52,55-58

Underlying effective tax rate	22,24-25,98

Underlying operating margin	18-24,52,54,58,86,168-171

Underlying operating profit	4,19-25,83,86-88,168-171

Underlying sales growth	18-23,54-55,58,66-67,168-169

Underlying volume growth	19-23,169-170

Unilever Leadership Executive	5

Voting	34

Zero based budgeting	10-12

Website	149

Annual Report on Form 20-F 2017	157

ADDITIONAL INFORMATION FOR US LISTING PURPOSES CONTINUED

FORM 20-F REFERENCES

Item 1	Identity of Directors, Senior Management and Advisers		n/a

Item 2	Offer Statistics and Expected Timetable		n/a

Item 3	Key Information

	A.	Selected Financial Data	116, 163, 169 - 170

	B.	Capitalisation and Indebtedness	n/a

	C.	Reasons for the offer and use of proceeds	n/a

	D.	Risk factors	26 - 31

Item 4	Information on the Company

	A.	History and development of the company	18 – 25, 34, 36 – 37, 39 – 40, 89, 111 – 112, 132 – 135, 156, 175 - 178

	B.	Business overview	1, 8 – 25, 31, 34, 93 – 95, 175 - 179

	C.	Organisational structure	34, 138 - 145

	D.	Property, plant and equipment	111 – 112, 179

Item 4A	Unresolved Staff Comments		n/a

Item 5	Operating and Financial Review and Prospects

	A.	Operating results	4 – 6, 8, 18, 19 – 25, 31, 123 – 124, 175 - 178

	B.	Liquidity and capital resources	21 – 22, 26 – 27, 77, 89, 111 – 112, 115 – 116, 119 – 132, 178

	C.	Research and development, patents and licences, etc.	9, 96 - 97

	D.	Trend information	4 – 5, 8, 19 – 25, 27 – 31, 175 - 178

	E.	Off-balance sheet arrangements	121 – 126, 128 - 132

	F.	Tabular disclosure of contractual obligations	22, 111 – 112, 119 – 120, 131 - 132

	G.	Safe harbour	inside back cover

Item 6	Directors, Senior Management and Employees

	A.	Directors and senior management	3, 34, 160

	B.	Compensation	47, 61, 97 – 104

	C.	Board practices	3, 5, 34 – 35, 41 – 46, 61, 71, 73, 75, 160

	D.	Employees	97, 160

	E.	Share ownership	63 – 70, 103 -104, 160

Item 7	Major Shareholders and Related Party Transactions

	A,	Major shareholders	34, 37 - 38, 161

	B.	Related party transactions	136 – 137, 161

	C.	Interest of experts and counsel	n/a

Item 8	Financial Information

	A.	Consolidated statements and other financial information	77 - 78, 86 – 145, 156, 163, 170 - 174

	B.	Significant changes	137

Item 9	The Offer and Listing

	A.	Offer and listing details	161 - 162

	B.	Plan of distribution	n/a

	C.	Markets	36 - 37

	D.	Selling shareholders	n/a

	E.	Dilution	n/a

	F.	Expenses of the issue	n/a

Item 10	Additional Information

	A.	Share capital	n/a

	B.	Articles of association	34 – 40, 45, 69, 116, 164

	C.	Material contracts	34, 39, 164

	D.	Exchange controls	164

	E.	Taxation	165 - 166

	F.	Dividends and paying agents	n/a

	G.	Statement by experts	n/a

	H.	Documents on display	156, 164

	I.	Subsidiary information	n/a

158	Annual Report on Form 20-F 2017

ADDITIONAL INFORMATION FOR US LISTING PURPOSES

Item 11	Quantitative and Qualitative Disclosures About Market Risk		98 – 103, 113 – 116, 121 – 130, 178

Item 12	Description of Securities Other than Equity Securities

	A.	Description of debt securities	n/a

	B.	Description of warrants and rights	n/a

	C.	Description of other securities	n/a

	D.1	Name of depositary and address of principal executive	n/a

	D.2	Title of ADRS and brief description of provisions	n/a

	D.3	Transfer agent fees and charges	167

	D.4	Transfer agent payments – fiscal year 2016	167

Item 13	Defaults, Dividend Arrearages and Delinquencies

	A.	Defaults	167

	B.	Dividend arrearages and delinquencies	167

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds		n/a

Item 15	Controls and Procedures		26, 40, 42, 78, 168

Item 16	Reserved		n/a

Item 16A	Audit Committee Financial Expert		35, 41

Item 16B	Code of Ethics		26, 40, 43

Item 16C	Principal Accountant Fees and Services		41 – 42, 168

Item 16D	Exemptions From The Listing Standards For Audit Committees		n/a

Item 16E	Purchases Of Equity Securities By The Issuer and Affiliated Purchasers		36 – 37, 168

Item 16F	Change in Registrant’s Certifying Accountant		n/a

Item 16G	Corporate Governance		34 – 40

Item 16H	Mine Safety Disclosures		n/a

Item 17	Financial Statements		77, 78, 86 – 145, 170 - 174

Item 18	Financial Statements		77, 78, 86 – 145, 170 - 174

Item 19	Exhibits		Please refer to the Exhibit list located immediately following the signature page for this document as filed with the SEC.

Annual Report on Form 20-F 2017	159

ADDITIONAL INFORMATION FOR US LISTING PURPOSES CONTINUED

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

EMPLOYEES

The average number of employees for the last three years is provided in note 4A on page 97. The average number of employees during 2017 included 7,179 seasonal workers. We believe our relationship with our employees and any labour unions of which they may be part is satisfactory in all material respects.

GLOBAL EMPLOYEE SHARE PLANS (SHARES)

In November 2014, Unilever’s global employee plan ‘SHARES’ was launched in 17 countries. SHARES gives eligible Unilever employees below senior management level the opportunity to invest between €25 and €200 per month from their net salary in Unilever shares. For every three shares our employees buy (Investment Shares), Unilever will give them one free Matching Share, which will vest if employees hold their Investment Shares for at least three years. The Matching Shares are not subject to any performance conditions. In 2015, SHARES was rolled out globally and is now offered in more than 100 countries. Executive Directors are not eligible to participate in SHARES. As of 21 February 2018, awards for 269,644 NV and 196,817 PLC shares were outstanding under SHARES.

NORTH AMERICAN SHARE PLANS

Unilever also maintains share plans for its North American employees that are governed by an umbrella plan referred to as the Unilever North America Omnibus Equity Compensation Plan. These plans are the North American equivalents of the Unilever Share Plan 2017 and the GSIP, MCIP and SHARES plans. The rules governing these share plans are materially the same as the rules governing the Unilever Share Plan 2017, GSIP, MCIP and SHARES plans, respectively. However, the plans contain non-competition and non-solicitation covenants and they are subject to US and Canadian employment and tax laws. The plans are administered by the North America Compensation Committee of Unilever United States Inc. and they are governed by New York law.

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

COMPENSATION COMMITTEE

The Committee is concerned with the remuneration of the Executive and Non-Executive Directors and the tier of management directly below the Boards. It also has responsibility for the cash and executive and all employee share-based incentive plans, the Remuneration Policy and performance evaluation of the Unilever Leadership Executive.

DIRECTORS AND SENIOR MANAGEMENT

FAMILY RELATIONSHIP

There are no family relationships between any of our Executive Directors, members of the ULE or Non-Executive Directors.

OTHER ARRANGEMENTS

None of our Non-Executive Directors, Executive Directors or other key management personnel are elected or appointed under any arrangement or understanding with any major shareholder, customer, supplier or others.

160	Annual Report on Form 20-F 2017

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

At 21 February 2018 (the latest practicable date for inclusion in this report), there were 4,414 registered holders of NV New York Registry Shares and 924 registered holders of PLC American Depositary Receipts in the United States. We estimate that approximately 11% of NV’s ordinary shares (including shares underlying NV New York Registry shares) were held in the United States (approximately 11% in 2016) and approximately 10% of PLC’s ordinary shares (including shares underlying PLC American Depositary Receipts) were held in the United States (approximately 13% in 2016).

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

RELATED PARTY TRANSACTIONS

Transactions with related parties are conducted in accordance with agreed transfer pricing policies and include sales to joint ventures and associates. Other than those disclosed in Notes 23 to 25 to the consolidated financial statements (and incorporated herein as above), there were no related party transactions that were material to the Group or to the related parties concerned that are required to be reported in 2017 up to 21 February 2018 (the latest practicable date for inclusion in this report).

THE OFFER AND LISTING

SHARE PRICES AT 31 DECEMBER 2017

The share prices of the ordinary shares at the end of the year were as follows:

NV per €0.16 ordinary share in Amsterdam	€ 46.96

NV per €0.16 ordinary share in New York	US$56.32

PLC per 3 1⁄9p ordinary share in London	£41.26

PLC per 3 1⁄9p ordinary share in New York	US$55.34

Annual Report on Form 20-F 2017	161

ADDITIONAL INFORMATION FOR US LISTING PURPOSES CONTINUED

MONTHLY HIGH AND LOW PRICES FOR THE MOST RECENT SIX MONTHS

		August	September	October	November	December	January	February
		2017	2017	2017	2017	2017	2018	2018
NV per €0.16 ordinary share in Amsterdam	High	50.20	50.79	52.25	49.59	48.97	47.24	46.99
(in €)	Low	49.07	49.13	47.23	47.59	46.96	45.72	43.20
NV per €0.16 ordinary share in New York	High	59.50	60.81	61.39	58.61	57.69	58.24	58.54
(in US$)	Low	57.94	58.11	55.74	56.22	56.29	54.98	52.78
PLC per 3 1⁄9p ordinary share in London	High	45.19	45.30	45.49	43.30	42.10	41.08	40.39
(in £)	Low	43.04	42.62	40.89	41.50	41.15	39.65	37.31
PLC per 3 1⁄9p ordinary share in New York	High	58.21	59.63	59.92	57.54	56.36	57.66	57.44
(in US$)	Low	56.61	56.99	54.11	55.00	55.15	54.02	51.64

(a)	Through 21 February 2018 (the latest practicable date for inclusion in this report).

QUARTERLY HIGH AND LOW PRICES FOR 2017 AND 2016

			1st	2nd	3rd	4th
			Quarter	Quarter	Quarter	Quarter
			2017	2017	2017	2017
NV per €0.16 ordinary share in Amsterdam (in €)		High	46.80	51.09	50.79	52.25
		Low	37.40	46.46	47.88	46.96
NV per €0.16 ordinary share in New York (in US$)		High	50.60	57.70	60.81	61.39
		Low	40.27	49.57	54.66	55.74
PLC per 3 1⁄9p ordinary share in London (in £)		High	40.68	43.73	45.30	45.49
		Low	31.91	39.22	41.28	40.89
PLC per 3 1⁄9p ordinary share in New York (in US$)		High	50.30	56.44	59.63	59.92
		Low	40.51	49.11	53.47	54.11

			1st	2nd	3rd	4th
			Quarter	Quarter	Quarter	Quarter
			2016	2016	2016	2016
NV per €0.16 ordinary share in Amsterdam (in €)		High	40.89	41.91	42.94	41.79
		Low	36.69	38.15	40.23	36.39
NV per €0.16 ordinary share in New York (in US$)		High	45.52	47.05	47.88	46.43
		Low	40.27	42.87	44.93	38.66
PLC per 3 1⁄9p ordinary share in London (in £)		High	31.90	35.79	36.79	37.64
		Low	27.63	30.42	34.78	30.92
PLC per 3 1⁄9p ordinary share in New York (in US$)		High	45.77	47.91	48.63	47.75
		Low	40.09	43.62	45.86	38.78

ANNUAL HIGH AND LOW PRICES

		2017	2016	2015	2014	2013
NV per €0.16 ordinary share in Amsterdam (in €)	High	52.25	42.94	42.48	33.49	32.89
	Low	37.40	36.39	31.55	27.16	27.50
NV per €0.16 ordinary share in New York (in US $)	High	61.39	47.88	46.51	44.31	42.78
	Low	40.27	38.66	37.64	36.72	37.27
PLC per 3 1⁄9p ordinary share in London (in £)	High	45.49	37.64	30.15	27.29	28.85
	Low	31.91	27.63	25.24	23.06	23.19
PLC per 3 1⁄9p ordinary share in New York (in US $)	High	59.92	48.63	46.07	45.85	43.54
	Low	40.51	38.78	39.03	37.85	37.67

There have not been any significant suspensions in the past three years.

162	Annual Report on Form 20-F 2017

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

	2017	2016	2015	2014	2013
Dividends declared for the year
NV dividends
Dividend per €0.16	€1.43	€1.28	€1.21	€1.14	€1.08
Dividend per €0.16 (US Registry)	US$1.66	US$1.42	US$1.32	US$1.47	US$1.44

PLC dividends
Dividend per 3 1⁄9p	£1.26	€1.09	£0.88	£0.90	£0.91
Dividend per 3 1⁄9p (US Registry)	US$1.66	US$1.42	US$1.32	US$1.47	US$1.44

Dividends paid during the year
NV dividends
Dividend per €0.16	€1.40	€1.26	€1.19	€1.12	€1.05
Dividend per €0.16 (US Registry)	US$1.56	US$1.40	US$1.32	US$1.51	US$1.40

PLC dividends
Dividend per 3 1⁄9p	£1.22	€1.04	£0.87	£0.91	£0.89
Dividend per 3 1⁄9p (US Registry)	US$1.56	US$1.40	US$1.32	US$1.51	US$1.40

EXCHANGE RATES

Unilever reports its financial results and balance sheet position in euros. Other currencies which may significantly impact our financial statements are sterling and US dollars. Average and year-end exchange rates for these two currencies for the last five years are given below.

	2017	2016	2015	2014	2013
Year end
€1 = US$	1.196	1.049	1.092	1.215	1.378
€1 = £	0.889	0.857	0.736	0.781	0.833

Average
€1 = US$	1.123	1.111	1.111	1.334	1.325
€1 = £	0.876	0.815	0.725	0.807	0.849

On 21 February 2018 (the latest practicable date for inclusion in this report), the exchange rates between euros and US dollars and between euros and sterling as published in the Financial Times in London were as follows: €1 = US$1.234 and €1 = £0.881.

Noon Buying Rates in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York were as follows:

	2017	2016	2015	2014	2013
Year end
€1 = US$	1.202	1.055	1.086	1.210	1.378

Average
€1 = US$	1.130	1.103	1.110	1.330	1.328

High
€1 = US$	1.204	1.152	1.202	1.393	1.382

Low
€1 = US$	1.042	1.038	1.052	1.210	1.277

On 16 February 2018 (the latest available data for inclusion in this report), the Noon buying rate was €1 = US$1.244.

High and low exchange rate values for each of the last six months:

	August	September	October	November	December	January	February
	2017	2017	2017	2017	2017	2017	2018(a)
High
€1 = US $	1.203	1.204	1.185	1.194	1.202	1.249	1.248

Low
€1 = US $	1.170	1.175	1.158	1.158	1.173	1.192	1.223

(a)	Through 16 February 2018 (the latest available data for inclusion in this report).

Annual Report on Form 20-F 2017	163

ADDITIONAL INFORMATION FOR US LISTING PURPOSES CONTINUED

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

ALLOCATION OF PROFITS

Under NV’s Articles of Association, available profits after reserves have been provided for by virtue of law, the Equalisation Agreement or deemed necessary by the Board, are distributed first to 7% and 6% cumulative preference shareholders by a dividend of 7% and 6%, respectively, calculated on the basis of the original nominal value of 1,000 Dutch guilders converted to euros at the official conversion rate. The remaining profits are distributed to ordinary shareholders in proportion to the nominal value of their holdings.

Distributable profits of PLC are paid first at the rate of 5% per year on the paid-up nominal capital of 3 1⁄9p of the ordinary shares, in a further such dividend at a rate of 5% per year on the paid-up nominal capital of 3 1⁄9p of the ordinary shares and then at the rate of 6% per year on the paid-up nominal capital of the deferred stock of £100,000. The surplus is paid by way of a dividend on the ordinary shares.

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

MODIFICATION OF RIGHTS

Modifications to NV’s or PLC’s Articles of Association must be approved by a general meeting of shareholders. Any modification of the NV Articles of Association that prejudices the rights of 7% or 6% cumulative preference shareholders of NV must be approved by three quarters of votes cast (excluding treasury shares) at a meeting of affected holders.

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

MATERIAL CONTRACTS

The descriptions of the foundation agreements set forth in the Unilever Annual Report and Accounts 2017 do not purport to be complete and are qualified in their entirety by reference to the Equalisation Agreement between NV and PLC, the Deed of Mutual Covenants and the Agreement for Mutual Guarantees of Borrowing, including all amendments thereto, filed as Exhibits 4.1(a), 4.1(b) and 4.1(c), respectively, to this report, which are incorporated herein by reference.

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

Other than certain economic sanctions which may be in place from time to time, there are currently no UK laws, decrees or regulations restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of the PLC’s shares who are non-residents of the UK. Similarly, other than certain economic sanctions which may be in force from time to time, there are no limitations relating only to non-residents of the UK under English law or the PLC’s Articles of Association on the right to be a holder of, and to vote in respect of, the company’s shares.

UNILEVER ANNUAL REPORT ON FORM 20-F 2017

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

164	Annual Report on Form 20-F 2017

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

Annual Report on Form 20-F 2017	165

ADDITIONAL INFORMATION FOR US LISTING PURPOSES CONTINUED

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

166	Annual Report on Form 20-F 2017

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Deutsche Bank serves as both the transfer agent and registrar pursuant to the NV New York Registered Share Program and the depositary (Depositary) for PLC’s American Depositary Receipt Program.

TRANSFER AGENT FEES AND CHARGES FOR NV

Although Items 12.D.3 and 12.D.4 are not applicable to NV the following fees, charges and transfer agent payments are listed, as any fee arrangement with Deutsche Bank will cover both programs.

Under the terms of the Transfer Agent Agreement for the NV New York Registered Share program, a New York Registry Share (NYRS) holder may have to pay the following service fees to the transfer agent:

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

DEPOSITARY FEES AND CHARGES FOR PLC

Under the terms of the Deposit Agreement for the PLC American Depositary Shares (ADSs), an ADS holder may have to pay the following service fees to the depositary bank:

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

TRANSFER AGENT PAYMENTS – FISCAL YEAR 2017 FOR NV

In relation to 2017, NV received $1,225,000.00 from Deutsche Bank, the transfer agent and registrar for its New York Registered Share program since 1 July 2014, including the reimbursement of listing fees (NYSE), reimbursement of settlement infrastructure fees (including DTC feeds), reimbursement of proxy process expenses (printing, postage and distribution), tax reclaim services and program-related expenses (that include expenses incurred from the requirements of the Sarbanes-Oxley Act of 2002).

DEPOSITARY PAYMENTS – FISCAL YEAR 2017 FOR PLC

In relation to 2017, PLC received $3,842,059.35 from Deutsche Bank, the depositary bank for its American Depositary Receipt Program since 1 July 2014, including processing of cash distributions, reimbursement of listing fees (NYSE), reimbursement of settlement infrastructure fees (including DTC feeds), reimbursement of proxy process expenses (printing, postage and distribution), dividend fees and program-related expenses (that include expenses incurred from the requirements of the Sarbanes-Oxley Act of 2002).

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

Annual Report on Form 20-F 2017	167

ADDITIONAL INFORMATION FOR US LISTING PURPOSES CONTINUED

PURCHASES OF EQUITY SECURITIES

SHARE PURCHASES DURING 2017

Please also refer to ‘Our shares’ section on pages 36 to 38.

				€ million

			Of which, number of	Maximum value that
			shares purchased	may yet be purchased
	Total number of	Average price	as part of publicly	as part of publicly
	shares purchased	paid per share (€)	announced plans	announced plans
January
February
March
April
May(a)(b)	11,067,842	49.41	6,647,842
June	20,889,728	49.63	20,889,728
July	17,508,982	48.63	17,508,982
August	14,240,920	49.46	14,240,920
September	19,427,617	49.44	19,427,617
October	11,639,717	49.20	11,639,717
November	11,359,677	48.04	11,359,677
December	227,900	47.41	227,900
Total	106,362,383		101,942,383

(a)	4,420,000 shares were purchased to satisfy commitments to deliver shares under our share-based plans as described in note 4C ‘Share-based compensation plans’ on pages 103 and 104.
(b)	On 18 May 2017, Unilever announced a share buyback programme of €5 billion in 2017.

Between 31 December 2017 and 21 February 2018 (the latest practicable date for inclusion in this report) neither NV or PLC conducted any share repurchases.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

In accordance with the requirements of Section 404 of the US Sarbanes-Oxley Act of 2002, the following report is provided by management in respect of the Group’s internal control over financial reporting (as defined in rule 13a–15(f) or rule 15d–15(f) under the US Securities Exchange Act of 1934):

•	Unilever’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group;
•	Unilever’s management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework (2013) to evaluate the effectiveness of our internal control over financial reporting. Management believes that the COSO framework (2013) is a suitable framework for its evaluation of our internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of internal controls are not omitted and is relevant to an evaluation of internal control over financial reporting;
•	Management has assessed the effectiveness of internal control over financial reporting as of 31 December 2017, and has concluded that such internal control over financial reporting is effective. Management’s assessment and conclusion excludes Carver Korea Co, Ltd, Mae Terra, TAZO, Sundial, and Schmidt’s Naturals from this assessment, as they were acquired on 1 November 2017, 1 December 2017, 11 December 2017, 18 December 2017 and 31 December 2017 respectively. These entities are included in our 2017 consolidated financial statements, and together they constituted approximately 7.8% of our total assets as at 31 December 2017 and approximately 0.17% of total turnover for the year ended 31 December 2017; and
•	KPMG LLP and KPMG Accountants N.V., who have audited the consolidated financial statements of the Group for the year ended 31 December 2017, have also audited the effectiveness of internal control over financial reporting as at 31 December 2017 and have issued an attestation report on internal control over financial reporting.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

	€ million 2017	€ million 2016	€ million 2015
Audit fees(a)	14	14	14
Audit-related fees(b)	5(d)	–(c)	–(c)
Tax fees	–(c)	–(c)	–(c)
All other fees	–(c)	–(c)	–(c)

(a)	Amount payable to KPMG in respect of services supplied to associated pension schemes was less than €1 million individually and in aggregate (2016: less than €1 million individually and in aggregate; 2015: less than €1 million individually and in aggregate).
(b)	Includes other audit services which comprise audit and similar work that regulations or agreements with third parties require the auditors to undertake.
(c)	Amounts paid in relation to each type of service are individually less than €1 million. In aggregate the fees paid were €1 million (2016: €1 million, 2015: less than €1 million).
(d)	Includes €5 million for audits and reviews of carve-out financial statements of the Spreads business.

168	Annual Report on Form 20-F 2017

SELECTED FINANCIAL DATA

The schedules below provide the Group’s selected financial data for the five most recent financial years.

	€ million	€ million	€ million	€ million	€ million
Consolidated income statement	2017	2016	2015	2014	2013
Turnover	53,715	52,713	53,272	48,436	49,797

Operating profit	8,857	7,801	7,515	7,980	7,517

Net finance costs	(877)	(563)	(493)	(477)	(530)
Share of net profit/(loss) of joint ventures and associates and other income/(loss) from non-current investments	173	231	198	143	127

Profit before taxation	8,153	7,469	7,220	7,646	7,114
Taxation	(1,667)	(1,922)	(1,961)	(2,131)	(1,851)

Net profit	6,486	5,547	5,259	5,515	5,263
Attributable to:
Non-controlling interests	433	363	350	344	421
Shareholders’ equity	6,053	5,184	4,909	5,171	4,842

	€ million	€ million	€ million	€ million	€ million
Combined earnings per share(a)	2017	2016	2015	2014	2013
Basic earnings per share	2.16	1.83	1.73	1.82	1.71
Diluted earnings per share	2.15	1.82	1.72	1.79	1.66
(a) For the basis of the calculations of combined earnings per share see note 7 ‘Combined earnings per share’ on page 107.

	€ million	€ million	€ million	€ million	€ million
Consolidated balance sheet	2017	2016	2015	2014	2013
Non-current assets	43,302	42,545	39,612	35,680	33,391
Current assets	16,983	13,884	12,686	12,347	12,122
Total assets	60,285	56,429	52,298	48,027	45,513

Current liabilities	23,177	20,556	20,019	19,642	17,382
Non-current liabilities	22,721	18,893	16,197	14,122	13,316
Total liabilities	45,898	39,449	36,216	33,764	30,698

Share Capital	484	484	484	484	484
Reserves	13,145	15,870	14,955	13,167	13,860
Non-controlling interests	758	626	643	612	471
Total equity	14,387	16,980	16,082	14,263	14,815
Total liabilities and equity	60,285	56,429	52,298	48,027	45,513

	€ million	€ million	€ million	€ million	€ million
Consolidated cash flow statement	2017	2016	2015	2014	2013
Net cash flow from operating activities	7,292	7,047	7,330	5,543	6,294
Net cash flow from/(used in) investing activities	(5,879)	(3,188)	(3,539)	(341)	(1,161)

Net cash flow from/(used in) financing activities	(1,433)	(3,073)	(3,032)	(5,190)	(5,390)
Net increase/(decrease) in cash and cash equivalents	(20)	786	759	12	(257)
Cash and cash equivalents at the beginning of the year	3,198	2,128	1,910	2,044	2,217
Effect of foreign exchange rates	(9)	284	(541)	(146)	84
Cash and cash equivalents at the end of the year	3,169	3,198	2,128	1,910	2,044

Annual Report on Form 20-F 2017	169

ADDITIONAL INFORMATION FOR US LISTING PURPOSES CONTINUED

Ratios and other metrics	2017	2016	2015	2014	2013
Operating margin (%)	16.5	14.8	14.1	16.5	15.1
Net profit margin (%)(b)	11.3	9.8	9.2	10.7	9.7
Ratio of earnings to fixed charges (times)(c)	12.0	10.8	11.4	12.3	11.7
Number of Shares issued
Unilever N.V. ordinary shares (Millions of units)	1,715	1,715	1,715	1,715	1,715
Unilever N.V. special shares (units)	2,400	2,400	2,400	2,400	2,400
Unilever PLC ordinary shares (Millions of units)	1,310	1,310	1,310	1,310	1,310
Unilever PLC deferred stock (units)	100,000	100,000	100,000	100,000	100,000

(b)	Net profit margin is expressed as net profit attributable to shareholders’ equity as a percentage of turnover.
(c)	In the ratio of earnings to fixed charges, earnings consist of net profit from continuing operations excluding net profit or loss of joint ventures and associates increased by fixed charges, income taxes and dividends received from joint ventures and associates. Fixed charges consist of interest payable on debt and a portion of lease costs determined to be representative of interest. This ratio takes no account of interest receivable although Unilever’s treasury operations involve both borrowing and depositing funds.

GUARANTOR STATEMENTS (AUDITED)

On 27 July 2017, Unilever N.V. and Unilever Capital Corporation (UCC) filed a US Shelf registration, which is unconditionally and fully guaranteed, jointly and severally, by Unilever N.V., Unilever PLC and Unilever United States, Inc. (UNUS) and that superseded the NV and UCC US Shelf registration filed on 30 September 2014, which was unconditionally and fully guaranteed, jointly and severally, by NV, PLC and UNUS. UCC and UNUS are each indirectly 100% owned by the Unilever parent entities (as defined below). Of the US Shelf registration, US$8.9 billion of Notes were outstanding at 31 December 2017 (2016: US$6.3 billion; 2015: US$5.6 billion) with coupons ranging from 1.375% to 5.9%. These Notes are repayable between 15 February 2019 and 15 November 2032.

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

	€ million	€ million		€ million	€ million	€ million	€ million
Income statement for the year ended 31 December 2017	Unilever Capital Corporation subsidiary issuer	Unileve parent entities	r(a)	Unilever United States Inc. subsidiary guarantor	Non- guarantor subsidiaries	Eliminations	Unilever Group
Turnover	-	-		-	53,715	-	53,715

Operating profit	-	997		(4)	7,864	-	8,857
Net finance income/(costs)	1	(109)		(379)	88	-	(399)
Pensions and similar obligations	-	(2)		(24)	(70)	-	(96)
Other income/(losses)	-	-		-	173	-	173
Premium paid on buy back of preference shares	-	-		-	(382)	-	(382)

Profit before taxation	1	886		(407)	7,673	-	8,153
Taxation	-	(165)		-	(1,502)	-	(1,667)

Net profit before subsidiaries	1	721		(407)	6,171	-	6,486
Equity earnings of subsidiaries	-	5,332		1,721	(10,298)	3,245	-
Net profit	1	6,053		1,314	(4,127)	3,245	6,486

Attributable to:
Non-controlling interests	-	-		-	433	-	433
Shareholders’ equity	1	6,053		1,314	(4,560)	3,245	6,053

Total comprehensive income	1	5,978		1,158	(3,672)	3,245	6,710

(a)	The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

170	Annual Report on Form 20-F 2017

	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever		Unilever
	Capital		United
	Corporation	Unilever (a)	States Inc.	Non-
Income statement	subsidiary	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2016	issuer	entities	guarantor	subsidiaries	Eliminations	Group
Turnover	-	-	-	52,713	-	52,713

Operating profit	-	269	(5)	7,537	-	7,801
Net finance income/(costs)	1	(110)	(331)	(29)	-	(469)
Pensions and similar obligations	-	(3)	(27)	(64)	-	(94)
Other income/(losses)	-	-	-	231	-	231
Premium paid on buy back of preference shares	-	-	-	-	-	-

Profit before taxation	1	156	(363)	7,675	-	7,469
Taxation	-	(114)	-	(1,808)	-	(1,922)

Net profit before subsidiaries	1	42	(363)	5,867	-	5,547
Equity earnings of subsidiaries	-	5,142	804	(4,559)	(1,387)	-
Net profit	1	5,184	441	1,308	(1,387)	5,547

Attributable to:
Non-controlling interests	-	-	-	363	-	363
Shareholders’ equity	1	5,184	441	945	(1,387)	5,184

Total comprehensive income	1	5,170	468	517	(1,387)	4,769

	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever		Unilever
	Capital		United
	Corporation	Unilever (a)	States Inc.	Non-
Income statement	subsidiary	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2015	issuer	entities	guarantor	subsidiaries	Eliminations	Group
Turnover	-	-	-	53,272	-	53,272

Operating profit	-	990	(5)	6,530	-	7,515
Net finance costs	-	(103)	(327)	58	-	(372)
Pensions and similar obligations	-	(3)	(29)	(89)	-	(121)
Other income	-	439	-	(241)	-	198
Premium paid on buy back of preference shares	-	-	-	-	-	-

Profit before taxation	-	1,323	(361)	6,258	-	7,220
Taxation	-	(461)	(87)	(1,413)	-	(1,961)

Net profit before subsidiaries	-	862	(448)	4,845	-	5,259
Equity earnings of subsidiaries	-	4,047	690	(9,408)	4,671	-
Net profit	-	4,909	242	(4,563)	4,671	5,259

Attributable to:
Non-controlling interests	-	-	-	350	-	350
Shareholders’ equity	-	4,909	242	(4,913)	4,671	4,909

Total comprehensive income	(1)	4,922	332	(4,162)	4,671	5,762

(a)	The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

Annual Report on Form 20-F 2017	171

ADDITIONAL INFORMATION FOR US LISTING PURPOSES CONTINUED

	€ million	€ million		€ million	€ million	€ million	€ million
	Unilever			Unilever
	Capital			United
	Corporation	Unilever	(a)	States Inc.	Non-
	subsidiary	parent		subsidiary	guarantor		Unilever
Balance sheet at 31 December 2017	issuer	entities		guarantor	subsidiaries	Eliminations	Group
Assets
Non-current assets
Goodwill and intangible assets	-	2,143		-	26,258	-	28,401
Deferred tax assets	-	90		48	947	-	1,085
Other non-current assets	-	6		2	13,808	-	13,816
Amounts due from group companies	17,132	7,099		-	-	(24,231)	-
Net assets of subsidiaries (equity accounted)	-	35,933		21,568	-	(57,501)	-
	17,132	45,271		21,618	41,013	(81,732)	43,302

Current assets
Amounts due from group companies	-	6,119		5,318	32,445	(43,882)	-
Trade and other current receivables	-	51		3	5,168	-	5,222
Current tax assets	-	57		9	422	-	488
Other current assets	-	39		-	11,234	-	11,273
	-	6,266		5,330	49,269	(43,882)	16,983
Total assets	17,132	51,537		26,948	90,282	(125,614)	60,285

Liabilities
Current liabilities
Financial liabilities	2,420	4,685		1	862	-	7,968
Amounts due to group companies	6,964	25,457		24	11,437	(43,882)	-
Trade payables and other current liabilities	65	215		11	13,135	-	13,426
Current tax liabilities	-	-		-	1,088	-	1,088
Other current liabilities	-	5		-	690	-	695
	9,449	30,362		36	27,212	(43,882)	23,177

Non-current liabilities
Financial liabilities	7,377	7,571		-	1,514	-	16,462
Amounts due to group companies	-	-		14,517	9,714	(24,231)	-
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	-	8		103	1,114	-	1,225
Unfunded schemes	-	93		439	977	-	1,509
Other non-current liabilities	-	5		1	3,519	-	3,525
	7,377	7,677		15,060	16,838	(24,231)	22,721
Total liabilities	16,826	38,039		15,096	44,050	(68,113)	45,898

Shareholders’ equity	306	13,498		11,852	45,474	(57,501)	13,629
Non-controlling interests	-	-		-	758	-	758

Total equity	306	13,498		11,852	46,232	(57,501)	14,387

Total liabilities and equity	17,132	51,537		26,948	90,282	(125,614)	60,285

(a)	The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

172	Annual Report on Form 20-F 2017

	€ million	€ million		€ million	€ million	€ million	€ million
	Unilever			Unilever
	Capital			United
	Corporation	Unilever	(a)	States Inc.	Non-
	subsidiary	parent		subsidiary	guarantor		Unilever
Balance sheet at 31 December 2016	issuer	entities		guarantor	subsidiaries	Eliminations	Group
Assets
Non-current assets
Goodwill and intangible assets	-	2,202		-	25,231	-	27,433
Deferred tax assets	-	86		-	1,268	-	1,354
Other non-current assets	-	70		2	13,686	-	13,758
Amounts due from group companies	14,931	4,569		-	-	(19,500)	-
Net assets of subsidiaries (equity accounted)	-	39,676		20,052	-	(59,728)	-
	14,931	46,603		20,054	40,185	(79,228)	42,545

Current assets
Amounts due from group companies	14	2,539		5,293	33,211	(41,057)	-
Trade and other current receivables	-	70		4	5,028	-	5,102
Current tax assets	-	90		-	227	-	317
Other current assets	-	6		-	8,459	-	8,465
	14	2,705		5,297	46,925	(41,057)	13,884
Total assets	14,945	49,308		25,351	87,110	(120,285)	56,429

Liabilities
Current liabilities
Financial liabilities	2,415	1,700		1	1,334	-	5,450
Amounts due to group companies	6,682	26,514		15	7,846	(41,057)	-
Trade payables and other current liabilities	63	193		18	13,597	-	13,871
Current tax liabilities	-	-		21	823	-	844
Other current liabilities	-	4		-	387	-	391
	9,160	28,411		55	23,987	(41,057)	20,556

Non-current liabilities
Financial liabilities	5,437	4,577		-	1,131	-	11,145
Amounts due to group companies	-	-		14,925	4,575	(19,500)	-
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	-	7		101	2,055	-	2,163
Unfunded schemes	-	96		513	1,095	-	1,704
Other non-current liabilities	-	-		46	3,835	-	3,881
	5,437	4,680		15,585	12,691	(19,500)	18,893
Total liabilities	14,597	33,091		15,640	36,678	(60,557)	39,449

Shareholders’ equity	348	16,217		9,711	49,806	(59,728)	16,354
Non-controlling interests	-	-		-	626	-	626

Total equity	348	16,217		9,711	50,432	(59,728)	16,980

Total liabilities and equity	14,945	49,308		25,351	87,110	(120,285)	56,429

(a)	The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

Annual Report on Form 20-F 2017	173

ADDITIONAL INFORMATION FOR US LISTING PURPOSES CONTINUED

	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever		Unilever
	Capital		United
	Corporation	Unilever (a)	States Inc.	Non-
Cash flow statement	subsidiary	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2017	issuer	entities	guarantor	subsidiaries	Eliminations	Group

Net cash flow from/(used in) operating activities	-	941	(40)	6,391	-	7,292

Net cash flow from/(used in) investing activities	(3,884)	(7,123)	(1,062)	5,136	1,054	(5,879)

Net cash flow from/(used in) financing activities	3,873	6,261	1,103	(11,616)	(1,054)	(1,433)

Net increase/(decrease) in cash and cash equivalents	(11)	79	1	(89)	-	(20)

Cash and cash equivalents at beginning of year	-	5	(2)	3,195	-	3,198
Effect of foreign exchange rates	11	(61)	-	41	-	(9)
Cash and cash equivalents at end of year	-	23	(1)	3,147	-	3,169

	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever		Unilever
	Capital		United
	Corporation	Unilever (a)	States Inc.	Non-
Cash flow statement	subsidiary	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2016	issuer	entities	guarantor	subsidiaries	Eliminations	Group

Net cash flow from/(used in) operating activities	-	45	(177)	7,179	-	7,047

Net cash flow from/(used in) investing activities	(1,053)	(679)	(783)	(1,712)	1,039	(3,188)

Net cash flow from/(used in) financing activities	1,048	621	959	(4,662)	(1,039)	(3,073)

Net increase/(decrease) in cash and cash equivalents	(5)	(13)	(1)	805	-	786

Cash and cash equivalents at beginning of year	-	3	(1)	2,126	-	2,128
Effect of foreign exchange rates	5	15	-	264	-	284
Cash and cash equivalents at end of year	-	5	(2)	3,195	-	3,198

	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever		Unilever
	Capital		United
	Corporation	Unilever (a)	States Inc.	Non-
Cash flow statement	subsidiary	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2015	issuer	entities	guarantor	subsidiaries	Eliminations	Group

Net cash flow from/(used in) operating activities	(1)	(699)	(140)	8,170	-	7,330

Net cash flow from/(used in) investing activities	(1,005)	231	(729)	(2,955)	919	(3,539)

Net cash flow from/(used in) financing activities	1,000	558	871	(4,542)	(919)	(3,032)

Net increase/(decrease) in cash and cash equivalents	(6)	90	2	673	-	759

Cash and cash equivalents at beginning of year	-	5	(3)	1,908	-	1,910
Effect of foreign exchange rates	6	(91)	-	(456)	-	(541)
Cash and cash equivalents at end of year	-	4	(1)	2,125	-	2,128

(a)	The term ‘Unilever parent entities’ includes Unilever N.V. and Unilever PLC. Though Unilever N.V. and Unilever PLC are separate legal entities, with different shareholder constituencies and separate stock exchange listings, they operate as nearly as practicable as a single economic entity. Debt securities issued by entities in the Unilever Group are fully and unconditionally guaranteed by both Unilever N.V. and Unilever PLC.

174	Annual Report on Form 20-F 2017

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FINANCIAL REVIEW 2016

GROUP RESULTS AND EARNINGS PER SHARE

The following discussion summarises the results of the Group during the years 2016 and 2015. The figures quoted are in euros, at current rates of exchange, being the average rates applying in each period as applicable, unless otherwise stated. Information about exchange rates between the euro, pound sterling and US dollar is given on page 163.

In 2016 and 2015, no disposals qualified to be disclosed as discontinued operations for purposes of reporting.

	2016	2015	% change
Turnover (€ million)	52,713	53,272	(1)
Operating profit (€ million)	7,801	7,515	4
Underlying operating profit (€ million)	8,624	8,311	4
Profit before tax (€ million)	7,469	7,220	3
Net profit (€ million)	5,547	5,259	6
Diluted earnings per share (€)	1.82	1.72	6
Underlying earnings per share (€)	2.03	1.93	5

Turnover declined 1.0% to €52.7 billion including a negative currency impact of 5.1% (2015: 5.9% favourable currency impact) primarily from Latin America and the UK. Underlying sales growth was 3.7% (2015: 4.1%) coming from volume growth of 0.9% (2015: 2.1%) and price growth of 2.8% (2015: 1.9%). Acquisitions and disposals had a positive impact of 0.6% (2015: negative 0.1%) coming from the businesses acquired in 2015 and 2016 including Dermalogica, Murad, Dollar Shave Club, Zest & Camay and Seventh Generation. Emerging markets contributed 57% of total turnover with underlying sales growth of 6.5% (2015: 7.1%) driven by price growth of 5.4% (2015: 4.3%). Developed markets underlying sales growth declined by 0.2% with volume growth in North America offset by negative pricing in Europe.

Underlying operating margin improved 0.8 percentage points to 16.4%. Gross margin improved 0.5 percentage points driven by margin-accretive innovation, acquisitions and savings programmes. Brand and marketing investment as a percentage of turnover was down 0.4 percentage points due to sales leverage and efficiencies from Zero Based Budgeting. Higher gross margin and lower brand and marketing investment were partially offset by a 0.1 percentage points increase in overheads driven by the higher overheads ratio of acquired businesses.

Operating profit was up 3.8% at €7.8 billion (2015: €7.5 billion) including €823 million (2015: €796 million) of non-underlying charges mainly being acquisition and disposal-related costs and losses on business disposals.

Net cost of financing borrowings was €469 million compared with €372 million in 2015. The increase was driven by higher borrowing levels and reduced interest on cash deposits. The average interest rate on net debt increased to 3.5% compared with 3.0% in 2015. The charge for pension financing decreased by €27 million to €94 million (2015: €121 million) as a result of a lower net deficit at the beginning of 2016.

The effective tax rate was 26.2% compared with 27.6% in 2015. This included the impact of favourable tax audit settlements.

Net profit from joint ventures and associates contributed €127 million compared with €107 million in 2015 due to higher profits from the Pepsi Lipton joint venture. Other income from non-current investment and associates increased to €104 million compared with €91 million in 2015, primarily driven by a gain of €107 million from the sale of financial assets. Diluted earnings per share increased by 5.7% to €1.82 largely due to improved margin. Underlying earnings per share increased by 5.0% to €2.03 including an adverse currency impact of 4.0%.

ADDITIONAL COMMENTS ON 2016 EXPENSES AND OPERATING PROFIT

Underlying operating profit increased by €0.3 billion compared to 2015, driven by an improvement across most categories, with an increase in Home Care of €0.2 billion, Personal Care of €0.1 billion, and Refreshment of €0.1 billion offset by a decrease in Foods of €0.1 billion. Operating profit increased by €0.3 billion, in line with the increase in underlying operating profit.

Cost of raw and packing material and goods purchased for resale (material costs) decreased by €0.4 billion, driven primarily by exchange rate appreciation of €1.2 billion; at constant exchange rates it was up by €0.8 billion. At constant exchange rates, gross total input costs (including material costs, distribution and supply chain indirects) increase of €1.9 billion was more than offset by favourable price changes of €1.5 billion, and material costs savings of €1.1 billion during the year, resulting in gross margin improvement of 0.3 percentage points to 42.5%.

Staff costs were in line with 2015. Our brand and marketing investment decreased by €0.3 billion (decrease of 0.4 percentage points to 14.7%), reflecting the impact of efficiencies from our zero-based budgeting initiative.

The impact of input costs and investment in our brands is discussed further in our segmental disclosures, which also provide additional details of the impact of brands, products and sub categories on driving top-line growth.

Annual Report on Form 20-F 2017	175

ADDITIONAL INFORMATION FOR US LISTING PURPOSES CONTINUED

PERSONAL CARE

	2016	2015	% change
Turnover (€ million)	20,172	20,074	0.5
Operating profit (€ million)	3,704	3,637	1.8
Underlying operating profit (€ million)	4,033	3,951	2.1
Operating margin (%)	18.4	18.1	0.3
Underlying operating margin (%)	20.0	19.7	0.3
Underlying sales growth (%)	4.2	4.1
Underlying volume growth (%)	1.6	2.3
Underlying price growth (%)	2.6	1.8

KEY DEVELOPMENTS

•	Turnover growth was 0.5% including an adverse currency impact of 4.9%. Acquisitions and disposals contributed 1.4% which included brands such as Dollar Shave Club acquired in 2016 and the Prestige skin care brands acquired in 2015. Underlying sales growth was 4.2%, in line with 4.1% in 2015. Personal Care benefited from innovations and extending into more premium brands through acquisitions. Deodorants performed well following the success of dry sprays in North America and Rexona Antibacterial with 10x more odour protection. Hair benefited from the successful Sunsilk re-launch and from innovations such as TRESemmé Beauty-Full Volume range. Lifebuoy demonstrated strong growth across emerging markets while Dove had a good year in 2016 supported by strong growth of the premium and Men+Care ranges.

•	Underlying operating profit increased by €82 million including a €159 million adverse impact from exchange rate movement. Acquisition and disposal activities contributed €12 million while underlying sales growth and underlying operating margin improvement added €166 million and €63 million respectively. Underlying operating margin improvement was principally driven by higher gross margins and brand and marketing efficiencies partly offset by a higher overheads ratio.

FOODS

			%
	2016	2015	Change
Turnover (€ million)	12,524	12,919	(3.1)
Operating profit (€ million)	2,180	2,298	(5.1)
Underlying operating profit (€ million)	2,394	2,468	(3.0)
Operating profit (€ million)	17.4	17.8	(0.4)
Underlying operating margin (%)	19.1	19.1	-
Underlying sales growth (%)	2.1	1.5
Underlying volume growth (%)	(0.5)	0.8
Effect of price changes (%)	2.6	0.8

KEY DEVELOPMENTS

•	Turnover declined by 3.1% including a 4.7% adverse currency impact and 0.3% negative impact from acquisitions and disposals. Underlying sales growth was 2.1%, an improvement of 0.6 percentage points from 2015 led by 2.6% price growth. The category sustained its return to positive growth helped by strong performances from Hellmann’s and Knorr. The two brands successfully modernised their ranges with extension into organic variants and with packaging that highlights the naturalness of their ingredients. Sales in spreads declined as modest growth in emerging markets was offset by the continued but slowing decline in developed markets.

•	Underlying operating profit declined by €74 million. Underlying sales growth added €51 million and exchange rates had an adverse impact of €123 million. Underlying operating margin had a contribution of €1 million while acquisition and disposal activities had a negative impact of €3 million.

HOME CARE

			%
	2016	2015	Change
Turnover (€ million)	10,009	10,159	(1.5)
Operating profit (€ million)	949	740	28.2
Underlying operating profit (€ million)	1,086	855	27.0
Operating margin (%)	9.5	7.3	2.2
Underlying operating margin (%)	10.9	8.4	2.5
Underlying sales growth (%)	4.9	5.9
Underlying volume growth (%)	1.3	4.0
Underlying price growth (%)	3.6	1.9

KEY DEVELOPMENTS

•	Turnover for Home Care declined by 1.5% which includes an adverse currency impact of 6.5%. Acquisitions and disposals contributed a positive 0.4%. Underlying sales growth was 4.9% split between volume growth of 1.3% and price growth of 3.6%. Surf grew double- digit helped by the launch of Surf Sensations. Other innovations, including Omo with enhanced formulation, Comfort Intense and Domestos toilet blocks, were rolled out to new markets contributing volume growth. The Brilhante brand contributed to good volume growth in Latin America.

•	Underlying operating profit increased by €231 including a €56 million decrease from exchange rate movements. Underlying sales growth contributed €42 million while improved underlying operating margin added €244 million. Acquisition and disposal activities contributed €2 million. Gross margin improved as a result of improved mix and cost savings.

REFRESHMENT

			%
	2016	2015	Change
Turnover (€ million)	10,008	10,120	(1.1)
Operating profit (€ million)	968	840	15.2
Underlying operating profit (€ million)	1,111	1,037	7.1
Operating profit (€ million)	9.7	8.3	1.4
Underlying operating margin (%)	11.1	10.2	0.9
Underlying sales growth (%)	3.5	5.4
Underlying volume growth (%)	1.0	1.5
Effect of price changes (%)	2.6	3.9

KEY DEVELOPMENTS

•	Refreshment turnover declined by 1.1% including a 4.6% adverse impact from currency and a 0.1% positive contribution from acquisitions and disposals. Underlying sales growth was 3.5%, a drop of 1.9 percentage points from 2015. Growth in ice cream was driven by margin-accretive innovations behind premium brands including the Magnum Double range, the Ben & Jerry’s ‘Wich sandwich and dairy free range as well as new variants of Talenti.Leaf tea growth improved in emerging markets but was held back by the black tea business in developed markets. Tea continued to build its presence in more premium segments with good growth from T2 specialty teas.

•	Underlying operating profit was €74 million higher coming from underlying sales growth which contributed €37 million, underlying operating margin improvement of €85 million and a €11 million increase acquisition and disposal activities net of adverse exchange rate movement of €59 million. Underlying operating margin was up primarily due to improvements in gross margin in ice cream.

176	Annual Report on Form 20-F 2017

FINANCE AND LIQUIDITY

Approximately €1.5 billion (or 43%) of the Group’s cash and cash equivalents are held in the parent and central finance companies, for maximum flexibility. These companies provide loans to our subsidiaries that are also funded through retained earnings and third party borrowings. We maintain access to global debt markets through an infrastructure of short and long-term debt programmes. We make use of plain vanilla derivatives, such as interest rate swaps and foreign exchange contracts, to help mitigate risks. More detail is provided in notes 16, 16A, 16B and 16C on pages 121 to 126.

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

NON-GAAP MEASURES

UNDERLYING SALES GROWTH (USG)

The reconciliation of USG to changes in the GAAP measure turnover is as follows:

TOTAL GROUP
	2016	2015
	vs 2015	vs 2014
Turnover growth (%)(a)	(1.0)	10.0
Effect of acquisitions (%)	0.8	0.7
Effect of disposals (%)	(0.2)	(0.8)
Effect of exchange rates (%)	(5.1)	5.9
Underlying sales growth (%)	3.7	4.1

PERSONAL CARE
	2016	2015
	vs 2015	vs 2014
Turnover growth (%)(a)	0.5	13.2
Effect of acquisitions (%)	1.7	1.0
Effect of disposals (%)	(0.3)	-
Effect of exchange rates (%)	(4.9)	7.6
Underlying sales growth (%)	4.2	4.1

FOODS
	2016	2015
	vs 2015	vs 2014
Turnover growth (%)(a)	(3.1)	4.5
Effect of acquisitions (%)	-	-
Effect of disposals (%)	(0.3)	(2.5)
Effect of exchange rates (%)	(4.7)	5.6
Underlying sales growth (%)	2.1	1.5

HOME CARE
	2016	2015
	vs 2015	vs 2014
Turnover growth (%)(a)	(1.5)	10.9
Effect of acquisitions (%)	0.6	0.2
Effect of disposals (%)	(0.2)	(0.1)
Effect of exchange rates (%)	(6.5)	4.5
Underlying sales growth (%)	4.9	5.9

REFRESHMENT
	2016	2015
	vs 2015	vs 2014
Turnover growth (%)(a)	(1.1)	10.3
Effect of acquisitions (%)	0.2	1.3
Effect of disposals (%)	(0.1)	(0.7)
Effect of exchange rates (%)	(4.6)	4.1
Underlying sales growth (%)	3.5	5.4

(a)	Turnover growth is made up of distinct individual growth components, namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

UNDERLYING VOLUME GROWTH (UVG)

The relationship between UVG and USG is set out below:

	2016	2015
	vs 2015	vs 2014
Underlying volume growth (%)	0.9	2.1
Underlying price growth (%)	2.8	1.9
Underlying sales growth (%)	3.7	4.1

UNDERLYING EFFECTIVE TAX RATE

The reconciliation of taxation to taxation before tax impact of non-underlying items is as follows:

	€ million	€ million
	2016	2015
Taxation	1,922	1,961
Tax impact of:
Non-underlying items within operating profit	213	180
Non-underlying items not in operating profit but within net profit	-	-
Taxation before tax impact of non-underlying items	2,135	2,141
Profit before taxation	7,469	7,220
Non-underlying items within operating profit before tax	823	796
Non-underlying items not in operating profit but within
Net profit before tax	-	-
Share of net (profit)/loss of joint ventures and associates	(127)	(107)
Profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates	8,165	7,909
Underlying effective tax rate	26.1%	27.1%

CONSTANT UNDERLYING EARNINGS PER SHARE

The reconciliation of underlying profit attributable to shareholders’ equity to constant underlying earnings attributable to shareholders’ equity and the calculation of constant underlying EPS is as follows:

	€ million	€ million
	2016	2015
Underlying profit attributable to shareholders’ equity	5,785	5,514
Impact of translation of earnings between constant and current exchange rates and translational hedges	194	(140)
Constant underlying earnings attributable to shareholders’ equtiy	5,979	5,374
Diluted combined average number of share units (millions of units)	2,853.9	2,855.4
Constant underlying EPS (€)	2.10	1.88

Annual Report on Form 20-F 2017	177

ADDITIONAL INFORMATION FOR US LISTING PURPOSES CONTINUED

FREE CASH FLOW (FCF)

The reconciliation of FCF to net profit is as follows:

	€ million	€ million
	2016	2015
Net profit	5,547	5,259
Taxation	1,922	1,961
Share of net profit of joint ventures/associates and other income from non-current investments	(231)	(198)
Net finance cost	563	493
Depreciation, amortisation and impairment	1,464	1,370
Changes in working capital	51	720
Pensions and similar obligations less payments	(327)	(385)
Provisions less payments	65	(94)
Elimination of (profits)/losses on disposals	127	26
Non-cash charge for share-based compensation	198	150
Other adjustments	(81)	49
Cash flow from operating activities	9,298	9,351

Income tax paid	(2,251)	(2,021)
Net capital expenditure	(1,878)	(2,074)
Net interest and preference dividends paid	(367)	(460)
Free cash flow	4,802	4,796

Net cash flow (used in)/from investing activities	(3,188)	(3,539)
Net cash flow (used in)/from financing activities	(3,073)	(3,032)

NET DEBT

The reconciliation of net debt to the GAAP measure total financial liabilities is as follows:

	€ million	€ million
	2016	2015
Total financial liabilities	(16,595)	(14,643)
Current financial liabilities	(5,450)	(4,789)
Non-current financial liabilities	(11,145)	(9,854)
Cash and cash equivalents as per balance sheet	3,382	2,302
Cash and cash equivalents as per cash flow	3,198	2,128
Bank overdrafts deducted therein	184	174
Current financial assets	599	836
Net debt	(12,614)	(11,505)

UNDERLYING OPERATING PROFIT AND UNDERLYING OPERATING MARGIN

The reconciliation of underlying operating profit to operating profit is as follows:

	€ million	€ million
	2016	2015
Operating profit	7,801	7,515
Non-underlying items within operating profit	823	796
Underlying operating profit	8,624	8,311
Turnover	52,713	53,272
Operating margin	14.8%	14.1%
Underlying operating margin	16.4%	15.6%

2015 ACQUISITIONS AND DISPOSALS

On 1 May 2015 the Group acquired REN Skincare, a prestige Personal Care business with an iconic British skin care brand.

On 1 March 2015 the Group also acquired the Camay and Zest brands from The Proctor & Gamble Company. In addition a manufacturing site was acquired.

On 6 May 2015 the Group acquired Kate Somerville Skincare, a prestige Personal Care business with a leading independent skin care brand.

On 1 August 2015 the Group acquired Dermalogica, a prestige Personal Care business with the leading skin care brand in professional salons and spas. The assets acquired were principally the Dermalogica brand.

On 1 September 2015 the Group acquired Murad, the leading clinical skin care brand, part of our prestige Personal Care business.

On 30 September 2015 the Group acquired Grom, a premium Italian gelato business.

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

OUTLOOK

Our priorities for 2018 are to grow volumes ahead of our markets, maintain strong delivery from our savings programmes and to complete the integration of Foods & Refreshment as well as the exit from spreads. We expect this will translate into another year of underlying sales growth in the 3% – 5% range, and an improvement in underlying operating margin and cash flow, that keeps us on track for the 2020 targets.

OTHER INFORMATION ON THE COMPANY

RAW MATERIALS

Our products use a wide variety of raw and packaging materials which we source internationally and which may be subject to price volatility, either directly or as a result of movements in foreign exchange rates. In 2017 we saw market inflation at modest levels, with price rises in tropical oils, some chemicals and butter and other dairy products. Foreign exchange rates were more benign than in previous years, although there was some inflation notably in Egypt, Turkey and Argentina. Looking ahead to 2018 we remain watchful for continued turbulence in foreign exchange markets and for steadily increasing rates of inflation in key commodities, particularly crude oil.

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

178	Annual Report on Form 20-F 2017

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

IRAN-RELATED REQUIRED DISCLOSURE

Unilever operates in Iran through a non-US subsidiary. In 2017, sales in Iran were significantly less than one percent of Unilever’s worldwide turnover. During the year, this non-US subsidiary had approximately €2,974 in gross revenues and less than €565 in net profits attributable to the sale of food, personal care and home care products to the Hotel Homa Group, which is owned by the Social Security Organization of Iran, and IRR Mohammad Rasoullah Pharmacy, which is affiliated with the Islamic Revolutionary Guard Corps. We advertised our products on television networks that are owned by the Government of Iran or affiliated entities. Income, payroll and other taxes, duties and fees (including for utilities) were payable to the Government of Iran and affiliated entities in connection with our operations. Our non-US subsidiary maintains bank accounts in Iran with various banks to facilitate our business in the country and make any required payments to the Government of Iran and affiliated entities. Our activities in Iran comply in all material respects with applicable laws and regulations, including US and other international trade sanctions, and we plan to continue these activities.

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

Annual Report on Form 20-F 2017	179

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

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; the effect of climate change on Unilever’s business; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters.

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

Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Unilever Annual Report and Accounts 2017.

This document is not prepared in accordance with US GAAP and should not therefore be relied upon by readers as such.

In addition, a printed copy of the Annual Report on Form 20-F 2017 is available, free of charge, upon request to Unilever, Investor Relations Department, 100 Victoria Embankment, London EC4Y 0DY, United Kingdom.

This document comprises regulated information within the meaning of Sections 1:1 and 5:25c of the Act on Financial Supervision (‘Wet op het financieel toezicht (Wft)’) in the Netherlands.

The brand names shown in this report are trademarks owned by or licensed to companies within the Group.

References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, the Annual Report on Form 20-F 2017.

Designed and produced by Unilever Communications.

Printed at Pureprint Group, ISO 14001. FSC® certified and CarbonNeutral®.

This document is printed on Revive 100% Recycled Silk. These papers have been exclusively supplied by Denmaur Independent Papers which has offset the carbon produced by the production and delivery of them to the printer.

These papers are 100% recycled and manufactured using de-inked post-consumer waste. All the pulp is bleached using an elemental chlorine free process (ECF). Printed in the UK by Pureprint using its pureprint® environmental printing technology. Vegetable inks were used throughout. Pureprint is a CarbonNeutral® company. Both the manufacturing mill and the printer are registered to the Environmental Management System ISO 14001 and are Forest Stewardship Council® (FSC) chain-of-custody certified.

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
Wirral
Merseyside CH62 4ZD
United Kingdom
Registered in England and Wales Company Number: 41424

FOR FURTHER INFORMATION ABOUT

UNILEVER PLEASE VISIT OUR WEBSITE:

WWW.UNILEVER.COM

UNILEVER PLC — 20-F EXHIBIT LIST

Exhibit Number	Description of Exhibit

1.1	Articles of Association of Unilever PLC 1

2.1	Trust Deed dated as of July 22, 1994, among Unilever N.V., Unilever PLC, Unilever Capital Corporation, Unilever United States, Inc. and The Law Debenture Trust Corporation p.l.c., relating to Guaranteed Debt Securities 2

2.2	Twenty-first Supplemental Trust Deed as of April 22, 2016, incorporating the Trust Deed as of July 22, 1994, as Amended and Restated on April 22, 2016 3

2.3	Amended and Restated Indenture as of September 22, 2014, among Unilever Capital Corporation, Unilever N,V. Unilever PLC, Unilever United States, Inc. and The Bank of New York Mellon, as Trustee, relating to Guaranteed Debt Securities 4

2.4	Second Amended and Restated Deposit Agreement dated as of July 1, 2014 by and among Unilever PLC and Deutsche Bank Trust Company Americas, as Depositary, and the Holders and Beneficial Owners of American Depositary Shares issued thereunder 5

4.1(a)	Equalisation Agreement between Unilever N.V. and Unilever PLC 6

4.1(b)	Deed of Mutual Covenants 7

4.1(c)	Agreement for Mutual Guarantees of Borrowing 8

4.2	Service Contracts of the Executive Directors of Unilever PLC

4.3	Letters regarding compensation of Executive Directors of Unilever PLC

4.4	Unilever North America 2002 Omnibus Equity Compensation Plan as Amended and Restated as of November 1, 2012 9

4.5	The Unilever PLC International 1997 Executive Share Option Scheme 10

4.6	The Unilever Long Term Incentive Plan 11

4.7	Global Share Incentive Plan 2007 12

4.8	The Management Co-Investment Plan 13

4.9	Unilever Share Plan 2017

7.1	Calculation of Ratio of Earnings to Fixed Charges

8.1	List of Subsidiaries 14

12.1	Certifications of the Chief Executive Officer and Financial Director/Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certifications of the Chief Executive Officer and Financial Director/Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of KPMG LLP and KPMG Accountants N.V.

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

1.	Incorporated by reference to Exhibit 1.1 of Form 20-F (File No: 001-04546) filed with the SEC on March 08, 2013.

2.	Incorporated by reference to Exhibit 2.2 of Form 20-F (File No: 001-04546) filed with the SEC on March 28, 2002.

3.	Incorporated by reference to Exhibit 2.2 on Form 20 -F (File no 001-04546) filed with the SEC on 28 February 2017

4.	Incorporated by reference to Exhibit 2.3 of Form 20-F (File No: 333-196985) filed with the SEC on March 6, 2015.

5.	Incorporated by reference to Exhibit 99(A) of Form F-6 (File No: 001-04546) filed with the SEC on June 24, 2014.

6.	Incorporated by reference to Exhibit 4.1 of Form 20-F (File No: 001-04546) filed with the SEC on March 5, 2010.

7.	Incorporated by reference to Exhibit 4.1(b) of Form 20-F (File No: 001-04546) filed with the SEC on March 6, 2015.

8.	Incorporated by reference to Exhibit 4.1(c) of Form 20-F (File No: 001-04546) filed with the SEC on March 6, 2015.

9.	Incorporated by reference to Exhibit 99.1 of Form S-8 (File No: 333-185299) filed with the SEC on December 6, 2012.

10.	Incorporated by reference to Exhibit 4.5 of Form 20-F (File No: 001-04546) filed with the SEC on March 28, 2002.

11.	Incorporated by reference to Exhibit 4.7 of Form 20-F (File No: 001-04546) filed with the SEC on March 28, 2002.

12.	Incorporated by reference to Exhibit 4.7 of Form 20-F (File No: 001-04546) filed with the SEC on March 26, 2008.

13.	Incorporated by reference to Exhibit 4.8 of Form 20-F (File No: 001-04546) filed with the SEC on March 4, 2011.

14.	The required information is set forth on pages 138 to 145 of the Annual Report on Form 20-F 2017.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

Unilever PLC.

(Registrant)

/s/ R.Sotamaa
R. SOTAMAA,
Chief Legal Officer and Group Secretary

Date: 28 February 2018