Form 20-F
period 2018-12-31
UNILEVER PLC
filed 2019-03-11
CIK 217410

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

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

4.8% Notes due 2019

2.2% Notes due 2019

2.1% Notes due 2020

1.8% Notes due 2020

4.25% Notes due 2021

2.75% Notes due 2021

1.375% Notes due 2021

3.0% Notes due 2022

2.2% Notes due 2022

3.125% Notes due 2023

3.25% Notes due 2024

2.6% Notes due 2024

3.375% Notes due 2025

3.1% Notes due 2025

2.0% Notes due 2026

2.9% Notes due 2027

3.5% Notes due 2028

5.9% Notes due 2032

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

The total number of outstanding shares of the issuer’s capital stock at the close of the period covered by the annual report was: 1,187,191,284 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

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

Yes ☒        No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth including to plastic packaging; the effect of climate change on Unilever’s business; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters.

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

Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Unilever Annual Report and Accounts 2018.

MAKING

SUSTAINABLE LIVING

COMMONPLACE

ANNUAL REPORT ON

FORM 20-F 2018

ANNUAL REPORT ON

FORM 20-F 2018

This document is made up of the Strategic Report, the Governance Report, the Financial Statements and Notes, and Additional Information for US Listing Purposes.

The Unilever Group consists of Unilever N.V. (NV) and Unilever PLC (PLC) together with the companies they control. The terms “Unilever”, the “Group”, “we”, “our” and “us” refer to the Unilever Group.

Our Strategic Report, pages 1 to 35, contains information about us, how we create value and how we run our business. It includes our strategy, business model, market outlook and key performance indicators, as well as our approach to sustainability and risk. The Strategic Report is only part of the Annual Report and Accounts 2018. The Strategic Report has been approved by the Boards and signed on their behalf by Ritva Sotamaa – Group Secretary.

Our Governance Report, pages 36 to 65 contains detailed corporate governance information, our Committee reports and how we remunerate our Directors.

Our Financial Statements and Notes are on pages 66 to 127.

Pages 1 to 147 constitute the Unilever Annual Report and Accounts 2018 for UK and Dutch purposes, which we may also refer to as ‘this Annual Report and Accounts’ throughout this document.

The Directors’ Report of PLC on pages 36 to 49, 66 (Statement of Directors’ responsibilities), 97 (Dividends on ordinary capital), 110 to 115 (Treasury Risk Management), 133 and 137 (Post balance sheet event) and 145 (branch disclosure) has been approved by the PLC Board and signed on its behalf by Ritva Sotamaa – Group Secretary.

The Strategic Report, together with the Governance Report, constitutes the report of the Directors within the meaning of Article 2:391 of the Dutch Civil Code and has been approved by the NV Board and signed on its behalf by Ritva Sotamaa – Group Secretary.

Pages 148 to 167 are included as Additional Information for US Listing Purposes.

ONLINE

You can find more information about Unilever online at

www.unilever.com

For further information on the Unilever Sustainable Living Plan (USLP) visit

www.unilever.com/sustainable-living

The Annual Report on Form 20-F 2018 along with other relevant documents can be downloaded at

www.unilever.com/ara2018/downloads

ABOUT US

AT A GLANCE

OUR BRANDS ARE AVAILABLE IN OVER 190 COUNTRIES. THIS GIVES US A UNIQUE OPPORTUNITY TO POSITIVELY IMPACT THE LIVES OF PEOPLE ALL OVER THE WORLD.

Every day, 2.5 billion people use our products to feel good, look good and get more out of life. Our range of around 400 household brands includes Lipton, Knorr, Dove, Rexona, Hellmann’s and Omo. We are one of the largest fast moving consumer goods (FMCG) companies globally. In 2018 we had 12 brands with turnover of over a billion euros or more. The strength of our global brands is reflected in Kantar’s Brand Footprint report published in May 2018. It found that 13 of the world’s top 50 FMCG brands – based on market penetration and consumer interactions – are owned by Unilever with these brands chosen 36 billion times each year. This is significantly more than any other FMCG company in the study.

Our portfolio also includes iconic local brands designed to meet the specific needs of consumers in their home market such as Brooke Bond in India and Brilhante in Brazil. We are increasingly seeing our local brands and innovations being rolled out to more markets such as Lakme and Breyers Delights. Our geographic reach gives us an unparalleled global presence, including a unique position in emerging markets which generate 58% of our turnover.

From the beginning of 2018, Unilever began operating across three new Divisions created as part of our efforts to accelerate shareholder value creation. The largest by turnover is Beauty & Personal Care followed by Foods & Refreshment then Home Care. Details of each can be found on pages 11 to 12. The sale of our spreads business was also completed in mid-2018. These changes create a strong platform to accelerate our strategy of long-term, sustainable shareholder value creation. Our strategy is explained in detail on page 10.

Our business activities span a complex global value chain which is described on page 9. At the heart of our business is a workforce of 155,000 people (as at 31 December 2018) who are driven by our purpose and empowered to excel in our fast-changing markets. The combination of global scale and local agility has become yet more effective through the continued implementation of our Connected 4 Growth (C4G) change programme to meet consumer trends which are detailed on page 8. Our employees are supported by leadership teams with representatives from over 70 countries. Of our business leaders, 80% are local to their markets reflecting the deep local expertise at the heart of our business. This rises to more than 90% when we include managers who support those teams.

In this volatile and uncertain world, protecting Unilever through the fostering of business integrity is a non-negotiable for all employees. Our Code of Business Principles (the Code), and the 24 policies that support it (Code Policies), set out the behaviour standards required from all our people. The Code Policies cover a number of areas, including anti-bribery and corruption, respect, dignity and fair treatment of people and personal data and privacy. Together, the Code and Code Policies help us put our values of Integrity, Respect, Responsibility and Pioneering into practice. See page 16 for more on our Code and Code Policies.

During the year the Boards withdrew proposals to simplify Unilever’s dual-headed legal structure after extensive engagement with shareholders. We remain firmly committed to our 2020 financial programme and are confident of meeting its key targets and objectives as our faster, simpler organisation delivers more efficiency, lower costs and significant operational and financial benefits.

This Annual Report and Accounts provides further detail on our performance during the year and how our business model is delivering strong returns for shareholders and a more sustainable way of doing business for the benefit of all our stakeholders. Find out more about our performance on pages 6 and 7.

OUR PURPOSE

UNILEVER’S PURPOSE IS TO MAKE SUSTAINABLE LIVING COMMONPLACE. WE BELIEVE THIS IS THE BEST WAY TO DELIVER LONG-TERM SUSTAINABLE GROWTH.

We believe long-term sustainable growth is best delivered through brands that offer great performance and have a genuine purpose. Washing shirts whiter or making hair healthier and shinier is still vitally important, but product performance by itself is no longer enough. Consumers are looking for more.

At Unilever, we encourage our brand managers to take a stance and make a positive difference to society. Purpose defines a brand in people’s minds and is best delivered through action. It’s only through action that consumers will see purpose as more than marketing.

Our company purpose ‘To make sustainable living commonplace’ is unequivocal. We want to help create a world where everyone can live well within the natural limits of the planet. We put sustainable living at the heart of everything we do, including our brands and products, our standards of behaviour and our partnerships which drive transformational change across our value chain.

Purpose takes many forms amongst our brands. Some, like Lifebuoy, take on life-threatening diseases associated with poor hygiene with programmes to change handwashing behaviour. Domestos’ purpose is to improve sanitation for millions of people who do not have access to a toilet. Our brands can also be a catalyst to promote positive cultural norms. Brooke Bond’s purpose ‘Common ground is only a cup away’ is highly relevant in an increasingly divided world and can be applied well locally. In India, it addresses religious tensions. In the Gulf, divorce. In Canada, same-sex relationships.

Some of our brands take an activist stance, mobilising citizens to change policy or create social movements. For example, Ben & Jerry’s builds movements around issues such as climate change and the refugee crisis. Seventh Generation – with its plant-based products – campaigns for renewable energy. Deodorant brand Rexona’s purpose is to help reverse physical inactivity, a big issue for societies facing increasingly sedentary lifestyles. Rexona believes ‘the more you move, the more you live’ supported by Motion Sense technology which works through movement. Radiant believes everyone deserves an opportunity to shine. It goes beyond bright clothes and helping consumers ‘dress to progress’, enhancing skills through its Career Academies. Each market focuses on the skills that matter locally. In Brazil that’s entrepreneurial and business skills. In India, English language skills.

All of Unilever’s brands are on a journey to becoming purposeful. Sustainable Living brands are those that are furthest ahead. In 2017, 26 of our brands qualified as Sustainable Living brands including our B-Corp certified brands such as Ben & Jerry’s, Seventh Generation and Pukka Herbs, which means that they meet high standards of social and environmental performance, transparency and legal accountability. Our Sustainable Living brands grew 46% faster than the rest of the business and delivered more than 70% of Unilever’s growth, driven by consumer demand for brands with purpose at their core.

However volatile and uncertain the world is, Unilever’s purpose – supported by the Unilever Sustainable Living Plan (USLP) and brands with purpose – will remain steadfast because managing for the benefit of multiple stakeholders is the best way for us to grow.

We are now looking beyond the current USLP as many of our targets end in 2020. We carried out an extensive listening exercise on the future of sustainable business. We spoke to approximately 300 stakeholders, including more than 130 external experts, and heard from over 40,000 employees through a ‘Have Your Say’ survey. They gave us their views on the priorities that they would like Unilever to focus on. The results will be used to co-create Unilever’s future agenda.

Annual Report on Form 20-F 2018	Strategic Report	1

CHAIRMAN’S STATEMENT

2018 PERFORMANCE

I am pleased to report that 2018 was another year of consistent top and bottom line performance for Unilever. Solid revenue growth was combined with good profitability and cash flow delivery. This despite a challenging year for the global economy, with subdued growth and high levels of volatility undermining consumer confidence in many parts of the world.

Unilever is also operating in a sector that is experiencing widespread change and disruption. Although challenging, these changes offer significant opportunities to companies able to move with speed and agility and who can tailor their offering to changing consumer preferences. To that end, the Boards are very confident that Unilever’s strategy and the measures it has taken to strengthen its organisation, sharpen its portfolio and digitise its operations make it well placed to capture new and emerging growth opportunities.

The Boards also believe that the Unilever Sustainable Living Plan continues to set Unilever apart as a business highly attuned to the growing desire among consumers for companies and brands that serve a wider societal and environmental need.

In 2018 we also completed successfully the complex disposal of the spreads business. Our Share Buy-back programme delivered on its intention to buy back shares with an aggregate market value of €6 billion, in line with Unilever’s objective to return the after-tax proceeds of the spreads disposal to shareholders.

SIMPLIFICATION

Following a thorough review and widespread consultation, the Boards put forward proposals in 2018 to simplify Unilever’s dual-headed structure under a new single holding company.

In developing the proposal – including a recommendation to incorporate in the Netherlands while maintaining listings in the Netherlands, the UK and the US – the Boards were motivated by the opportunity to unlock value by simplifying Unilever and giving it added flexibility to compete effectively over the longer-term.

We recognised however that the proposal did not receive support from a significant group of shareholders and therefore considered it appropriate to withdraw. The Boards still believe that simplifying Unilever’s dual-headed structure would, over time, provide opportunities to further accelerate value creation and would serve Unilever’s best long-term interests.

Since withdrawing the proposal, I have met with a significant number of PLC and NV shareholders to discuss further ideas and possible next steps. It is clear from all these meetings that there is widespread support for the principles and strategic rationale behind Simplification. In these meetings, I also took the opportunity to reaffirm our commitment to further strengthen our corporate governance. Accordingly, in February 2019, we followed through on our commitment to cancel the NV Preference Shares, in itself a major step towards simplifying the company’s share capital.

BOARD COMPOSITION AND SUCCESSION

The 2018 AGMs marked the retirement of Ann Fudge as a Non-Executive Director and Vice-Chairman of the Boards. On behalf of the Boards, I would like to thank Ann for her outstanding and valued contribution to Unilever.

I was also delighted that you elected Andrea Jung as a Non-Executive Director at the same AGMs. Andrea brings highly relevant experience and expertise to Unilever and is a very welcome addition to the Boards.

CEO SUCCESSION

A key focus for the Boards last year was to manage the CEO succession, with Paul Polman stepping down as CEO after 10 years with the Group.

After a rigorous and wide-ranging selection process, the Boards were unanimous in its decision to appoint Alan Jope to the role. Alan became CEO on 1 January 2019 and is being proposed as an Executive Director at the 2019 AGMs.

Alan has led Unilever’s largest Division, Beauty & Personal Care, for the last four years and he has been a member of the Group’s Leadership Executive since 2011. His previous roles include running Unilever’s business in North Asia. Alan has deep understanding and wide experience of Unilever’s business and markets. He is a strong, dynamic and values-driven leader with an impressive track record of delivering consistent high-quality performance across both developed and emerging markets. The Boards warmly welcome Alan to the role and look forward to working closely with him in the years ahead.

Unilever has been transformed under the leadership of Paul Polman. He has overseen ten years of consistent top and bottom line growth and very competitive returns to shareholders. He leaves with the company’s geographic footprint and brand portfolio stronger and well positioned for future growth.

Paul’s pioneering commitment to sustainable and equitable growth have marked him – and the company – out as leaders in the field. Thanks to his visionary leadership and tireless efforts, Unilever is not only one of the most admired and respected companies in the world today, but also one of the most desired employers.

Paul retired as CEO and as a Board member on 31 December 2018. He will support the transition process in the first half of 2019 and will leave the Group in early July. We thank him for his remarkable contribution to the company and wish him every success in the future.

REMUNERATION

During 2018 we also continued to consult with shareholders on our Remuneration Policy, particularly for the Executive Directors. At the 2017 AGMs you provided your strong support to the implementation of a reward framework that encourages and enhances a strong performance culture by enabling Unilever managers to have an even stronger personal commitment to Unilever share ownership.

At the 2018 AGMs, we asked shareholders to approve a new Remuneration Policy that would align the pay of our Executive Directors fully with the Reward Framework we introduced following the 2017 AGMs. Whilst shareholders approved the new Remuneration Policy, we recognised that a significant minority of NV and PLC shareholders voted against the proposal. On pages 50 and 51 of the 2018 Directors’ Remuneration Report, we describe in detail the principal concerns and how we responded to them and other changes to the implementation of the Remuneration Policy.

EVALUATION

Following the external Board evaluation in 2017, we used a simplified internal evaluation this year. While we concluded that the Boards continued to operate in an effective manner overall, the Boards decided that it will maintain a particular focus on portfolio and channel strategies and digitisation. Each Board Committee also performed its own self-evaluation, agreeing areas where it could enhance its effectiveness further. These are described within each Committee Report.

LOOKING AHEAD

Even though trading conditions are likely to remain challenging in 2019, the Boards remain confident both in the outlook and in the strategy for the Group, reflected by an 8% increase in the dividend for the 2018 financial year.

Over the year, Board members have visited Unilever operations in several parts of the world, including China and the United States. We have seen first-hand the depth of talent that exists within the company, as well as the commitment of Unilever people to go on improving the lives of consumers and the societies in which the company operates. On behalf of the Boards, I want to thank all of the 155,000 employees of Unilever for their remarkable efforts.

Equally we have been pleased to engage with many of the company’s other stakeholders, without whom Unilever could not be successful. That includes our shareholders, who I also want to thank for their continued support of the company.

MARIJN DEKKERS

CHAIRMAN

2	Strategic Report	Annual Report on Form 20-F 2018

BOARD OF DIRECTORS

OVERVIEW OF EXECUTIVE & NON-EXECUTIVE DIRECTORS

MARIJN DEKKERS Chairman

Previous experience: Bayer AG (CEO); Thermo Fisher Scientific Inc. (CEO).

Current external appointments: Novalis LifeSciences LLC (Founder and Chairman); Quanterix Corporation (Director); Georgetown University (member Board of Directors); Foundation for the National Institutes of Health (Director).

YOUNGME MOON	ALAN JOPE	GRAEME PITKETHLY	NILS SMEDEGAARD
Vice-Chairman/Senior	CEO	CFO	ANDERSEN
Independent Director

Previous experience: Harvard Business School (Chairman and Senior Associate Dean for the MBA Program); Massachusetts Institute of Technology (Professor); Avid Technology (NED).

Current external appointments: Sweetgreen Inc (Board Member); Jand Inc (Board Member); Harvard Business School (Professor).

Nationality British Age 54, Male. Appointed CEO: January 2019. Appointed Director: Alan Jope will be proposed for election as an Executive Director at the 2019 AGMs.

Previous experience: Beauty and Personal Care Division (President); Unilever Russia, Africa and Middle East (President); Unilever North Asia (President); SCC and Dressings (Global Category Leader); Home and Personal Care North America (President).

Nationality British Age 52, Male. Appointed CFO: October 2015. Appointed Director: April 2016. Attended 6/6 planned Board Meetings and 4/4 ad hoc Board Meetings.

Previous experience: Unilever UK and Ireland (EVP and General Manager); Finance Global Markets (EVP); Group Treasurer; Head of M&A; FLAG Telecom (VP Corporate Development); PwC.

Current external appointments: Financial Stability Board Task Force on Climate Related Financial Disclosure (Vice Chair).

Previous experience: A.P. Moller – Maersk A/S (Group CEO); Carlsberg A/S and Carlsberg Breweries A/S (CEO); European Round Table of Industrialists (Vice-Chairman); Unifeeder S/A (Chairman).

Current external appointments: AKZO Nobel N.V. (Chairman); BP Plc (NED); Dansk Supermarked A/S (Chairman); Faerch Plast (Chairman).

LAURA CHA	VITTORIO COLAO	JUDITH HARTMANN	ANDREA JUNG

Previous experience: Securities and Futures Commission, Hong Kong (Deputy Chairman); China Securities Regulatory Commission (Vice Chairman); China Telecom Corporation Limited (NED); 12th National People’s Congress of China (Hong Kong Delegate).

Current external appointments: HSBC Holdings plc (NED); Hong Kong Exchanges and Clearing Ltd (Non-Executive Chairman); Foundation Asset Management Sweden AB (Senior international adviser); Executive Council of the Hong Kong Special Administrative Region (Non-official member).

Previous experience: Vodafone Group plc (CEO); RCS MediaGroup SpA (CEO); McKinsey & Company (Partner); Finmeccanica Group Services SpA (renamed to Leonardo SpA) (NED); RAS Insurance SpA (merged with Allianz AG) (NED).

Current external appointments: Bocconi University (NED and Executive Committee member); Oxford Martin School (Advisor).

Previous experience: General Electric (various roles); Bertelsmann SE & Co. KGaA (CFO); RTL Group SA (NED); Penguin Random House LLC (NED).

Current external appointments: ENGIE Group (CFO and EVP North America and UK/Ireland); Suez (NED).

Previous experience: Avon Products Inc (CEO); General Electric (Board Member); Daimler AG (Board Member).

Current external appointments: Grameen America Inc (President and CEO); Apple Inc (NED); Wayfair Inc (NED).

MARY MA	STRIVE MASIYIWA	JOHN RISHTON	FEIKE SIJBESMA

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

Previous experience: Rolls-Royce Holdings plc (CEO); Koninklijke Ahold NV (merged to Koninklijke Ahold Delhaize NV) (CEO, President and CFO); ICA (now ICA Gruppen AB) (NED).

Current external appointments: Informa plc (NED); Serco Group plc (NED); Associated British Ports Holdings Ltd. (NED).

Previous experience: Supervisory Board of DSM Nederland B.V. (Chairman); Utrecht University (Supervisory Director); Stichting Dutch Cancer Institute/ Antoni van Leeuwenhoek Hospital NKI/AVL) (Supervisory Director).

Current external appointments: Koninklijke DSM NV (CEO and Chairman of the Managing Board); De Nederlandsche Bank NV (Member of the Supervisory Board); Carbon Pricing Leadership Coalition (High Level Assembly Co-Chairman), Climate Leader for the World Bank Group.

NON-EXECUTIVE DIRECTORS

	MARIJN	NILS	LAURA	VITTORIO	JUDITH	ANDREA	MARY	STRIVE	YOUNGME	JOHN	FEIKE
	DEKKERS	ANDERSEN	CHA	COLAO	HARTMANN	JUNG	MA	MASIYIWA	MOON	RISHTON	SIJBESMA

Age	61	60	69	57	49	59	66	58	54	61	59

Gender	Male	Male	Female	Male	Female	Female	Female	Male	Female	Male	Male

Nationality	Dutch / American	Danish	Chinese	Italian	Austrian	American / Canadian	Chinese	Zimbabwean	American	British	Dutch

Appointment date	April 2016	April 2015	May 2013	July 2015	April 2015	May 2018	May 2013	April 2016	April 2016	May 2013	November 2014

Committee membership*	CC, NCGC (Chairman)	AC	NCGC	CC (Chairman)	AC	CC	CC	CRC (Chairman)	CRC	AC (Chairman)	CRC, NCGC

Leadership of complex global entities	✓	✓		✓	✓	✓		✓		✓	✓

Broad Board experience	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓

Geo-political exposure	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓

Financial expertise	✓	✓	✓	✓	✓		✓	✓		✓	✓

FMCG/consumer insights	✓	✓		✓	✓	✓	✓	✓	✓	✓	✓

Emerging markets experience	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓

Digital insights				✓		✓

Marketing and sales expertise	✓	✓		✓		✓		✓			✓

Science, technology and innovation expertise	✓			✓			✓	✓			✓

CSR experience	✓	✓		✓		✓					✓

HR and remuneration in international firms	✓	✓	✓	✓	✓	✓				✓	✓

Attendance at planned Board Meetings	6/6	6/6	6/6	6/6	6/6	3/3	6/6	6/6	6/6	6/6	6/6

Attendance at ad hoc Board Meetings	4/4	2/4	2/4	4/4	3/4	3/3	4/4	3/4	4/4	3/4	4/4

Tenure as at 2018 AGMs	2	3	5	3	3	0	5	2	2	5	4

*	AC refers to the Audit Committee; CC refers to the Compensation Committee; CRC refers to the Corporate Responsibility Committee; and NCGC refers to the Nominating and Corporate Governance Committee.

Annual Report on Form 20-F 2018	Strategic Report	3

CHIEF EXECUTIVE OFFICER’S REVIEW

Widespread economic and geopolitical uncertainty meant that the global business environment remained challenging in 2018. Currency depreciation in a number of key markets fuelled inflationary pressures and dampened consumer demand, while input costs rose steadily on the back of escalating commodity prices.

A SOLID PERFORMANCE

Against this backdrop, Unilever delivered a solid performance. Underlying sales grew by 3.1%, excluding the recently-divested spreads business (2.9% including spreads). Growth was profitable, bringing our underlying operating margin to 18.4%, up 90 basis points, which also drove a healthy free cash flow of €5 billion for the year.

Importantly, the overall shape and quality of the performance was encouraging. We achieved a good balance of price and volume growth. Growth was broad-based, across each of our three global Divisions – Beauty & Personal Care, Home Care and Foods & Refreshment. Our continuing margin progression was underpinned by well-embedded savings and efficiency programmes, and an improving mix from underlying sales growth in Beauty & Personal Care.

Inspired by the Unilever Sustainable Living Plan, we also saw our brands with the most distinct and well-articulated social and environmental purpose grow significantly faster than our other brands.

The performance last year demonstrates I believe that our strategy is working. By empowering our three global Divisions, we are allowing for more strategic allocation of resource and for greater differentiation in meeting changing consumer needs. Beauty & Personal Care, for example, made good progress in moving to more premium positions and expanding in the high growth segments. Home Care built on its already strong emerging market footprint with a strategy of market development and benefit-led innovation for emerging needs. Whilst Foods & Refreshment was combined into a single division bringing more scale and focus to allow faster transformation of our portfolio.

The results in 2018 re-affirm the enduring strength of Unilever’s brands and the growing resilience of our organisational model, as well as underlining Unilever’s ability to deliver consistent top and bottom line performance even in very challenging conditions. Nevertheless, we are determined to step up the proportion of our business that is winning market share as part of moving our sales growth more consistently into the middle of our multi-year 3-5% targeted range.

A YEAR OF PROGRESS

As well as delivering a solid set of results, we also made good progress in 2018 in strengthening the overall business to be ready for future opportunities:

•	By empowering those closest to the marketplace, and by linking our global brand teams across the world, our Connected for Growth (C4G) organisational model is helping to increase speed and agility, as well as giving rise to a greater entrepreneurial spirit inside the company. As an illustration of this, time to market with new innovations to meet local trends is now 40%-50% faster compared to 2016. We also launched 19 new brands, including Love Home and Planet, a range of plant-based, home-cleaning products and a follow-up to our successful launch of the natural and sustainable hair and skincare product range, Love Beauty and Planet.

•	In line with our strategy, we continued to move the portfolio in the direction of the faster-growing segments of the market, especially those that speak to consumers’ growing desire for more natural products and purpose-driven brands. The vast majority of businesses we have acquired over recent years are now growing by double digits on a yearly basis and we were delighted at the end of last year to announce the acquisition of GlaxoSmithKline’s Health Food Drinks portfolio, including its iconic Horlicks brand in India and the rest of Asia, further increasing our presence in the highly attractive health-food category. We also completed successfully the complex disposal of the spreads business, returning the after-tax proceeds to shareholders.

•	The way people shop and access brands is changing rapidly and we made good progress in 2018 in positioning ourselves effectively in new and faster-growing channels. Our e-commerce sales were up by 47%, ahead of global e-commerce market growth and putting us well on the road to building a scale e-commerce business. We also accelerated the growth of our business with Discounters, in the Health and Beauty channel and in the out-of-home eating market.

•	The digital transformation of the company also continues apace. We are working successfully with leading global technology companies to build world-class technology and data analytics infrastructure. Through the sophisticated and responsible leveraging of our data insights, we are close to reaching our goal of being able to connect directly with a billion of our consumers. In our operations, we have already automated over 700 processes – saving time and reducing cost – and our in-house training programmes are increasingly focussed on the digital up-skilling of our own people.

•	Our attractiveness as an employer of choice grew still further in 2018. Unilever is now the number one FMCG graduate employer of choice in almost 50 countries. That is a remarkable achievement, and testament to Unilever’s values and commitment to be a force for good in the world.

Strengthened by these measures, we are good in shape for the future. We ended 2018 with 58% of our turnover in the emerging markets and enjoying number 1 or 2 positions in 85% of the key markets and categories in which we compete. Our Beauty & Personal Care business – where some of the biggest growth opportunities exist – now represents 40% of our turnover. All of this makes us well placed to capture the many opportunities that exist across our markets.

LOOKING AHEAD

Building on these strong foundations, I have already made clear that my first priority as CEO will be to accelerate quality growth. For us, that means an investment-led approach based on delivering our 4G growth model – consistent growth, competitive growth, profitable growth and responsible growth, with an equal focus on each.

In particular, I want to leave no doubt that I intend to build further on Unilever’s century-old commitment to responsible business. ‘Making Sustainable Living Commonplace’ will remain our purpose as a company and we will use this to keep Unilever at the forefront of ensuring business is a force for good. More and more of our brands will become explicit about the positive social and environmental impact they have. This is entirely aligned to the instincts of our people and to the expectations of our consumers. It is not about putting purpose ahead of profits, it is purpose that drives profits.

Despite the progress we have made in recent years, I am also clear that – in a world where the speed of change is relentless – we need to quicken the pace of everything we do still further. I want to make speed and skills for a digital age a hallmark of Unilever under my leadership.

If we can do all this then I am confident we can achieve our strategic aims and deliver many years of solid cash flow, further underlying operating margin improvement and good quality growth.

AND FINALLY…

I want to thank my colleagues throughout the whole company for their hard work in delivering these results. Unilever is fortunate to have such talented and dedicated people and I am deeply aware of my responsibilities to them – and to our many other stakeholders – in being asked to lead this wonderful company.

I especially want to thank my predecessor, Paul Polman. Unilever has been transformed under his inspiring leadership. He has worked tirelessly to make the company stronger and the world a better place. It has been a privilege to serve with him and an honour now to succeed him.

I also want to thank the Unilever Board of Directors for their confidence and invaluable guidance as I take on the role. And, finally, to our shareholders, thank you for your ongoing support and belief in the company, which we will always work hard to retain.

ALAN JOPE

CHIEF EXECUTIVE OFFICER

4	Strategic Report	Annual Report on Form 20-F 2018

UNILEVER LEADERSHIP EXECUTIVE (ULE) OVERVIEW

FOR ALAN JOPE AND GRAEME PITKETHLY SEE PAGE 3

DAVID BLANCHARD Chief R&D Officer	MARC ENGEL Chief Supply Chain Officer	HANNEKE FABER President, Europe	KEES KRUYTHOFF President, Home Care

Nationality British Age 54, Male

Appointed to ULE January 2013 (will retire in April 2019)

Joined Unilever 1986

Previous Unilever posts include: Unilever Research & Development (SVP); Unilever Canada Inc. (Chairman); Foods America (SVP Marketing Operations); Global Dressings (VP R&D); Margarine and Spreads (Director of Product Development).

Current external appointments:

Ingleby Farms and Forests (NED).

Nationality Dutch Age 52, Male

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

Current external appointments: PostNL (Supervisory Board member).

Nationality Dutch Age 49, Female Appointed to ULE January 2018

Joined Unilever 2018

Previous posts include:

Royal Ahold Delhaize (CEIO & EC);

Royal Ahold (CCO); P&G (VP & GM).

Current external appointments:

Bayer AG (Supervisory Board member), Leading Executives Advancing Diversity (LEAD) (advisory board member).

Nationality Dutch Age 50, Male

Appointed to ULE November 2011

Joined Unilever 1993

Previous Unilever posts include: President, North America and Global Head of Customer Development; Brazil (EVP); Unilever Foods South Africa (CEO); Unilever Bestfoods Asia (SVP and Board member).

Current external appointments: Enactus (Chairman).

LEENA NAIR Chief Human Resources Officer	NITIN PARANJPE President, Foods and Refreshment	RITVA SOTAMAA Chief Legal Officer and Group Secretary	AMANDA SOURRY President, North America & Global Head of Customer Development

Nationality Indian Age 49, Female

Appointed to ULE March 2016

Joined Unilever 1992

Previous Unilever posts include: HR Leadership and Organisational Development and Global Head of Diversity (SVP); Hindustan Unilever Limited (Executive Director HR); Hindustan Lever (various roles).

Nationality Indian Age 55, Male

Appointed to ULE October 2013

Joined Unilever 1987

Previous Unilever posts include: President Home Care; EVP South Asia and Hindustan Unilever Limited (CEO); Home and Personal Care, India (Executive Director); Home Care (VP); Fabric Wash (Category Head); Laundry and Household Cleaning, Asia (Regional Brand Director).

Nationality Finnish Age 55, Female

Appointed to ULE February 2013

Joined Unilever 2013

Previous posts include: Siemens AG – Siemens Healthcare (GC); General Electric Company – GE Healthcare (various positions including GE Healthcare Systems (GC)); Instrumentarium Corporation (GC).

Current external appointments:

Fiskars Corporation (NED).

Nationality British Age 55, Female

Appointed to ULE October 2015

Joined Unilever 1985

Previous Unilever posts include: President Foods; Global Hair (EVP); Unilever UK and Ireland (EVP and Chairman); Global Spreads and Dressings (EVP); Unilever US Foods (SVP).

Current external appointments: PVH Corporation. (NED).

KEITH WEED Chief Marketing & Communications Officer

Nationality British Age 57, Male

Appointed to ULE April 2010 (will retire in May 2019).

Joined Unilever 1983

Previous Unilever posts include:

Global Home Care and Hygiene (EVP); Lever Fabergé (Chairman); Hair and Oral Care (SVP).

Current external appointments:

Business in the Community (Board member); Effie (Board member); Historical Advertising Trust (President); Advertising Association (President); Grange Park Opera (Trustee).

Annual Report on Form 20-F 2018	Strategic Report	5

OUR PERFORMANCE

FINANCIAL PERFORMANCE

GROWING THE BUSINESS	2018		2017		2016
GROUP
TURNOVER GROWTH
Turnover growth averaged 0.6% over five years	(5.1%	)	1.9%		(1.0%	)
UNDERLYING SALES GROWTH*
Underlying sales growth averaged 3.3% over five years	2.9%	^	3.1%	^	3.7%
UNDERLYING VOLUME GROWTH*
Underlying volume growth averaged 1.3% over five years	1.9%		0.8%		0.9%
OPERATING MARGIN
Operating margin averaged 17.3% over five years	24.6%		16.5%		14.8%
UNDERLYING OPERATING MARGIN*
Underlying operating margin has steadily increased over five years from 15.5% to 18.4%	18.4%		17.5%		16.4%
FREE CASH FLOW*
Unilever has generated free cash flow of €23.0 billion over five years	€5.0 billion		€5.4 billion		€4.8 billion
DIVISIONS
BEAUTY & PERSONAL CARE
Turnover	€20.6 billion		€20.7 billion		€20.2 billion
Turnover growth	(0.3%	)	2.6%		0.5%
Underlying sales growth	3.1%	^	2.9%	^	4.2%
Operating margin	20.0%		19.8%		18.4%
Underlying operating margin	21.9%		21.1%		20.0%
FOODS & REFRESHMENT
Turnover	€20.2 billion		€22.4 billion		€22.5 billion
Turnover growth	(9.9%	)	(0.4%	)	(2.2%	)
Underlying sales growth	2.0%	^	2.7%	^	2.7%
Operating margin	35.8%		16.1%		14.0%
Underlying operating margin	17.5%		16.7%		15.6%
HOME CARE
Turnover	€10.1 billion		€10.6 billion		€10.0 billion
Turnover growth	(4.2%	)	5.6%		(1.5%	)
Underlying sales growth	4.2%	^	4.4%	^	4.9%
Operating margin	11.5%		10.8%		9.5%
Underlying operating margin	13.0%		12.2%		10.9%

*	Key Financial Indicators.
^

Wherever referenced in this document, 2018 underlying sales growth does not include price growth in Venezuela for the whole of 2018 and in Argentina from July 2018. 2017 underlying sales growth does not include Q4 price growth in Venezuela. See pages 23 and 24 on non-GAAP measures for more details.

◇

The Group has revised its operating segments to align with the new structure under which the business is managed. Beginning 2018, operating segment information is provided based on three product areas: Beauty & Personal Care, Foods & Refreshment and Home Care.

Underlying sales growth, underlying volume growth, underlying operating margin and free cash flow are non-GAAP measures. For further information about these measures, and the reasons why we believe they are important for an understanding of the performance of the business, please refer to our commentary on non-GAAP measures on page 23.

6	Strategic Report	Annual Report on Form 20-F 2018

UNILEVER SUSTAINABLE LIVING PLAN

	TARGET		2018		2017		2016
IMPROVING HEALTH & WELL-BEING
BIG GOAL: By 2020 we will help more than a billion people take action to improve their health and well-being. See page 13.
HEALTH & HYGIENE
Target: By 2020 we will help more than a billion people to improve their health and hygiene. This will help reduce the incidence of life-threatening diseases like diarrhoea.	1 billion		653 million		601 million		538 million	[f]
NUTRITION
Target: By 2020 we will double (ie up to 60%) the proportion of our portfolio that meets the highest nutritional standards, based on globally recognised dietary guidelines. This will help hundreds of millions of people to achieve a healthier diet.	60%		48%		39%		¥35%
REDUCING ENVIRONMENTAL IMPACT
BIG GOAL: By 2030 our goal is to halve the environmental footprint of the making and use of our products as we grow our business. See pages 13 to 14.
GREENHOUSE GASES
Target: Halve the greenhouse gas impact of our products across the lifecycle (from the sourcing of the raw materials to the greenhouse gas emissions linked to people using our products) by 2030 (greenhouse gas impact per consumer use).+	(50%	)	6%	[q]	9%		¥8%
Target: By 2020 CO2 emissions from energy from our factories will be at or below 2008 levels despite significantly higher volumes (reduction in CO2 from energy per tonne of production since 2008).**	≤145.92		70.46	†	76.77		¥83.52	[f]
WATER
Target: Halve the water associated with the consumer use of our products by 2020 (water impact per consumer use).	(50%	)	(2%	)[q]	(2%	)¥	(7%	)
Target: By 2020 water abstraction by our global factory network will be at or below 2008 levels despite significantly higher volumes (reduction in water abstraction per tonne of production since 2008).**	≤2.97		1.67	†	1.80		¥1.85	[f]
WASTE
Target: Halve the waste associated with the disposal of our products by 2020 (waste impact per consumer use).	(50%	)	(31%	)†[q]	(29%	)	(28%	)[f]
Target: By 2020 total waste sent for disposal will be at or below 2008 levels despite significantly higher volumes (reduction in total waste per tonne of production since 2008).**	≤7.91		0.20	†	0.18		¥0.35	[f]
SUSTAINABLE SOURCING
Target: By 2020 we will source 100% of our agricultural raw materials sustainably (% of tonnes purchased).	100%		56%		56%		51%
ENHANCING LIVELIHOODS
BIG GOAL: By 2020 we will enhance the livelihoods of millions of people as we grow our business. See page 14.
FAIRNESS IN THE WORKPLACE
Target: By 2020 we will advance human rights across our operations and extended supply chain, by:
• Sourcing 100% of procurement spend from suppliers meeting the mandatory requirements of the Responsible Sourcing Policy (% of spend of suppliers meeting the Policy).	100%		61%	‡†	55%	‡¥	–
• Reducing workplace injuries and accidents (Total Recordable Frequency Rate of workplace accidents per million hours worked)**.			0.69	†	0.89		¥1.01	[f]
OPPORTUNITIES FOR WOMEN
Target: By 2020 we will empower 5 million women, by:
• Promoting safety for women in communities where we operate.
• Enhancing access to training and skills (number of women).	5 million		1.85 million	†	1.26 million		¥0.92 million
• Expanding opportunities in our value chain (number of women).
• Building a gender-balanced organisation with a focus on management (% of managers that are women)**.	50%		49%	†	47%		¥46%
INCLUSIVE BUSINESS
Target: By 2020 we will have a positive impact on the lives of 5.5 million people by:
• Enabling small-scale retailers to access initiatives aiming to improve their income (number of small-scale retailers).	5 million		1.73 million		1.60 million		1.53 million
• Enabling smallholder farmers to access initiatives aiming to improve their agricultural practices.	0.5 million		0.75 million		0.72 million		¥0.65 million

Baseline 2010 unless otherwise stated

**	Key Non-Financial Indicators.
†	PricewaterhouseCoopers assured in 2018. For details and 2018 basis of preparation see www.unilever.com/investor-relations/annual-report-and-accounts/
¥	PricewaterhouseCoopers assured in 2017. For details and 2017 basis of preparation see www.unilever.com/sustainable-living/our-approach-to-reporting/reports-and-publications-archive
f	PricewaterhouseCoopers assured in 2016. For details and 2016 basis of preparation see www.unilever.com/sustainable-living/our-approach-to-reporting/reports-and-publications-archive
‡	During 2017 and 2018 we amended how we assessed compliance with the Responsible Sourcing Policy, hence year-on-year data is not comparable.
Around 490,000 women have accessed initiatives under both the Inclusive Business and the Opportunities for Women pillars in 2018.
( )	In the table above, brackets around numbers indicate a negative trend which, for environmental metrics, represents a reduction in impact.
+	Target approved by the Science Based Targets Initiative.
q	The spreads business was sold in mid-2018 and is excluded from the performance measure (including the baseline) to ensure alignment with the existing business structure.

Annual Report on Form 20-F 2018	Strategic Report	7

A CHANGING WORLD

UNILEVER OPERATES IN THE FAST-MOVING CONSUMER GOODS (FMCG) INDUSTRY, ONE OF THE WORLD’S LARGEST, MOST COMPETITIVE AND DYNAMIC.

MARKET OVERVIEW

The top 25 global FMCG players generate sales of over €700 billion in markets characterised by their dynamic nature. A global, digital economy is fuelling rapid change characterised by fragmentation throughout the value chain. This requires fast, innovative, profitable global and local responses in areas such as supply chain, customer development, marketing and brand innovation.

In response, Unilever has reorganised into three Divisions: Beauty

& Personal Care, Foods & Refreshment and Home Care. Each has implemented our C4G change programme which was introduced in 2016 to create a simpler organisation capable of innovating more quickly to evolve our brand portfolios and meet changing trends more effectively – harnessing our global scale and local expertise. Acquisitions of new brands have further supplemented our core portfolios.

The use and threat of tariffs for political leverage continues to drive uncertainty in our markets. Currency volatility in Argentina, Turkey and Pakistan as well as major political disruption in markets such as Brazil, continues to demand rapid local responses from our brands.

Our business is shaped by systemic macro forces. We periodically review these to ensure our strategy remains relevant. We believe there are four distinct but overlapping macro trends that will shape the world over the next ten years.

DIGITAL AND TECHNOLOGY REVOLUTION

Business is evolving at a faster pace than ever. Traditional understanding and engagement with consumers is being redefined. Digital technology is transforming relationships with consumers – from connectivity and the Internet of Things, to robotics, artificial intelligence and augmented reality. All are linked by more targeted and data-driven marketing.

Fragmentation remains a principal driver of change, impacting consumer journeys, route-to-market channels and media, and brand spend. Consumers are taking different paths to purchase, often combining offline and online channels where influencers are a growing force. Younger consumers continue to prioritise meaning over materialism and are demanding more authenticity, transparency and natural ingredients. The talkability of brands is vital in a fragmented digital media landscape, favouring those with a strong point of view, or purpose, relevant to consumers. The growth of the global workforce and middle class consumers, especially in emerging markets, has resulted in long-term shifts favouring greater convenience and time-saving attributes.

Channels to reach consumers are equally fragmented. There is less reliance on ‘big box’ retailers with e-commerce growing 13% globally, driven by direct-to-consumer models and platforms such as Amazon and Alibaba. The market is also polarising between specialist channels and discounters and convenience stores, creating both risks and opportunities for FMCG companies.

The proliferation of digital and social media channels has resulted in media fragmentation, with digital advertising now about 40% of the market. However, improving standards and tackling fraud to protect the integrity of digital marketing are major challenges.

POLARISED WORLD

Slow and uneven economic growth, rising inequality, political polarisation and the rise of nationalism within countries is impacting consumer confidence. At the same time, consumers continue to have low confidence in government, business, media and NGOs, according to the Edelman Trust Barometer. However, according to the same study, three out of four people agree a company can take action to both increase profits while improving economic and social conditions in the community it operates in.

ENVIRONMENT UNDER PRESSURE

According to a 2018 Intergovernmental Panel on Climate Change report, the world is on course for warming of 1.5 degrees Celsius by as early as 2030. Drought, floods, extreme heat and poverty for hundreds of millions are threatened if no action is taken to curb emissions. The cost of inaction will be profound, estimated to be about $44 trillion in lost GDP. But the rewards for positive action are substantial and thanks to the Paris Agreement, nearly 200 countries are pursuing carbon reforms. This is helping to open about $23 trillion in opportunities for climate-smart investments in 21 emerging markets alone by 2030.

Climate change also threatens our food system which must produce 50% more food to feed over 9 billion people by 2050. However, changing weather patterns and growing seasons threaten suitable cultivation areas around the world. Business can spur positive change and achieving food security could create 80 million jobs and business opportunities worth $2.3 trillion annually by 2030. Linked to climate change is water scarcity, a threat to 3.2 billion people. If current usage continues the world will have only 60% of its required water by 2030. See pages 30 and 33 to 35 for more on climate change risks.

Other environmental concerns are growing in significance, such as plastic packaging. The Ellen MacArthur Foundation found that 95% of the value of plastic packaging is lost to the economy after one short use, equivalent of $80-120 billion lost to the global economy each year. See pages 14 to 15 and 30 for more on plastic packaging risks and opportunities.

PEOPLE LIVING DIFFERENTLY

Concerns about the planet and society are matched by concerns about our own health and what we eat. Growing urbanisation is shaping new health priorities while the cost of care is also rising, placing health services under increased pressure. Obesity kills more people than hunger, while many populations struggle to find sufficient nourishment in their diets. Sugar is seen as a major threat which has resulted in a number of countries choosing to implement a tax on it. For food companies, this presents a mix of challenges and opportunities. Meanwhile, public awareness around mental health issues continues to grow, particularly with digital connectivity.

Consumers are now living in communities that are becoming more diverse with fragmented identities. Younger generations, especially Millennials and Generation Z, continue to have a powerful influence on cultural norms – on issues such as diversity and discrimination. Meanwhile, older generations are exerting a strong economic influence. The number of people aged 80 or over is expected to triple by 2050.

Migration is having a profound effect on national identity. One in 30 people are international migrants living abroad, a 40% rise since 2000. People are encouraged to move, in part, by the rise of global megacities with more than ten million inhabitants. The number of these will rise from 31 to 41 by 2030. Such urbanisation is expected to create an additional 500 million one-person households between 2016 and 2030. Climate change looks set to increase migration even further as populations are displaced due to rising sea levels and changing climates.

The #MeToo movement has encapsulated a major shift in women’s rights. The global gender gap in primary school completion and enrolment in secondary school has closed, however barriers and opportunities remain, particularly on equal pay. According to the World Bank, gender equality would enrich the global economy by an estimated $160 trillion if women were earning as much as men in the workplace. Men themselves face changing roles. Time spent with children has almost quadrupled for men since 1965 and in some countries the burden of care is changing in response to improved paternity leave entitlements and shared parental leave. Changing demographics and societal expectations present significant risks and opportunities for FMCG companies.

Find out more about how we are responding to the trends outlined in this section in delivering value for our stakeholders (pages 11 to 18).

8	Strategic Report	Annual Report on Form 20-F 2018

OUR VALUE CREATION MODEL

UNILEVER HAS A PROVEN BUSINESS MODEL THAT SUPPORTS LONG-TERM, SUSTAINABLE VALUE CREATION.

Our business activities span a complex, global and cyclical value chain. The start of our value chain is consumer insight. We track changing consumer sentiment through our 27 People Data Centres around the world. Through close collaboration between marketing and R&D, we use our insights to inform product development, leveraging our €900 million annual R&D spend. Our research aims to bring together the best thinking and ideas from wherever they exist – within Unilever and beyond, including universities and specialist companies.

We work with tens of thousands of suppliers and spend around €34 billion on goods and services. Our supply chain sources the materials and ingredients that make up our products. Our global manufacturing operations across more than 300 factories in 69 countries turn these raw materials into products with a total volume of nearly 19 million tonnes.

Our products are then distributed via a network of around 400 globally coordinated distribution centres to 26 million retail stores, from large supermarkets, hypermarkets, wholesalers and cash and carry, to small convenience stores, as well as other fast-growing channels such as e-commerce, out-of-home and direct-to-consumer.

We are the second largest advertiser in the world, based on media spend. We create an increasing amount of tailored content ourselves to market our brands, using digital channels.

Underpinning our value chain is a set of defining strengths which set us apart from our competitors: our portfolio of global, purpose-led brands and local jewels; a geographic presence in more than 190 countries with 58% of our turnover in emerging markets; deep distribution capability through ever more complex channels; and a talent pool of local leaders – over 80% of our business leaders are local to their markets.

Our strategy (see page 10) and our Divisional strategies (see pages 11 to 12) harness these strengths to deliver competitive top and bottom-line growth, and capital efficiency which in turn drives underlying operating margin, free cash flow and return on invested capital – and ultimately attractive returns for shareholders.

To respond further to the increasing pace of change and accelerate value creation, we have embedded our C4G programme across all Divisions so we are a faster, simpler organisation. We are also rapidly embracing new digital technologies such as the Internet of Things, AI and robotics to get even closer to our value chain partners and consumers.

Our strategy and business model continue to deliver solid growth. From 2014 to 2018 we have delivered average underlying sales growth of 3.3% a year while underlying operating margin increased by an average 70 basis points per year to 18.4%. Longer term, Unilever has grown dividends by an average of 8% per year over the last 38 years, with no reductions.

We are on track to meet a number of targets to accelerate shareholder value since 2017. These include underlying sales growth ahead of our markets, which we expect to translate into underlying sales growth of 3-5% each year up to 2020, projected cumulative savings of €6 billion by 2019 and an expansion of underlying operating margin from 18.4% in 2018 to 20% by 2020. Return on Invested Capital is expected to be sustained in the high teens and dividends will continue to rise, reflecting confidence in the outlook for profit growth and cash generation.

Sustainable value creation also means creating value for the many stakeholders Unilever relies on. The Unilever Sustainable Living Plan (USLP) is at the heart of our multi-stakeholder business model and vision to grow our business, whilst decoupling our environmental footprint from our growth and increasing our positive social impact – in turn contributing to the United Nations Sustainable Development Goals (see page 15). The USLP helps us to deliver more growth through our brands with purpose, less risk by future proofing our supply chain, lower costs through eco-efficiency practices and more trust from the stakeholders who we rely on.

Annual Report on Form 20-F 2018	Strategic Report	9

OUR STRATEGY

GROWING THE CORE, EVOLVING THE PORTFOLIO AND DEVELOPING CHANNELS ARE AT THE HEART OF OUR STRATEGY.

Our strategy helps us deliver top and bottom line growth in a fast-changing world. It is underpinned by C4G which aims to create a faster, simpler organisation.

WINNING WITH BRANDS AND INNOVATION

Rapid innovation is critical to respond effectively to the fragmentation we are experiencing in consumer segments, routes to market and media channels. Innovation varies by Division based on market requirements and brand strategies but we split projects into three separate groups. Firstly, we have global roll-outs, such as the Sunsilk Natural Recharge launched in 5 markets in 2018. Secondly, we have local innovations marketed through global brands, such as our partnership with Kinder (owned by Ferrero) which was launched in several European countries following success in France. Finally, we have local brands with local innovation, such as Vim bars with mint extract launched in India.

Our faster response to consumer trends is due to different ways of working to meet the needs of local consumers and customers, and quick decision-making. Global marketing networks called Brand Communities work hand in hand with more than 230 Country Category Business Teams (CCBTs) that operate as multifunctional entrepreneurial units. This allows for more experimentation, responsiveness and scaling up of innovation across markets. We are already seeing an improvement in time to market across our portfolio as a result of a range of initiatives to speed up the innovation process. For example, time to market with new innovations to meet local trends is now 40-50% faster compared to 2016.

Our portfolios are evolving to meet consumer demand for brands that take a stand on issues they care about. Unilever’s purpose and our Sustainable Living brands are key to driving purchase preference. Consumer trust in brands is also driven by their experiences of marketing. In 2018 we took a key role in the industry ensuring digital responsibility covering content, platforms and measurement while also campaigning to improve influencer marketing and combat fraud in the digital ecosystem.

Related principal risks (pages 29 to 32): Brand preference, Economic and political instability, Portfolio management, Safe and high-quality products, Sustainability, Climate change, Plastic packaging

WINNING THROUGH CONTINUOUS IMPROVEMENT

C4G plays a significant role in driving growth, but is also responsible for margin expansion for profitable growth. Through sharper financial discipline governing overhead spending, and our zero-based budgeting (ZBB) approach, we are reducing costs and uncovering innovative ways of working.

We are applying the 5S ‘smart’ programme across the Group which cuts costs and examines the business case for improvements more broadly driving savings through smart buying, smart sourcing and a smart product portfolio, as well as leveraging our supplier Partner to Win programme. 5S also drives revenue and margin through smart mix and smart pricing delivered through our Net Revenue Management programme. 5S is delivering over €1 billion of savings per year, with the aim to reinvest two-thirds of these savings.

Brand and Marketing Investment is focused on maximising return on spend. We are increasing spend in the areas driving growth, such as digital media and in-store, whilst reducing production and promotional spend. In 2018 we generated savings in BMI of over €500 million. We are creating more content in-house while making existing assets go further. Our 16 U-Studios in 13 countries create brand content faster and more efficiently than external agencies. Improvements to measurement and verification of digital audiences ensure we maximise value in digital advertising alongside improvements in the measurement of influencer follower data.

Related principal risks (pages 29 and 31): Brand preference, Supply chain

WINNING IN THE MARKETPLACE

Every day, 2.5 billion people use our products. We evolve our portfolio to reach consumers in all income brackets from our prestige range in Beauty & Personal Care, built from carefully selected acquisitions, to the roll-out of affordable products, such as Domex Toilet Cleaning Powder in India, for low income consumers. We reach wide into new geographies, with brands expanding into new pockets of growth such as launching Ben & Jerry’s Moo-phoria low calorie ice cream in the US and Premium Cif sprays in 15 European markets in 2018.

Data is key and our ambition is to build one billion one-to-one consumer relationships through our People Data Centres which connect us with consumers in a responsible way through real-time analytics. Our 27 People Data Centres identify trends from social listening alongside engaging with consumers on ideas for new launches. Our contact with consumers is governed by our Code Policy on Personal Data & Privacy which sets out the steps we take to protect personal data.

Alongside innovation, customer development is key to growth, ensuring products are available when and where consumers want them, in the format they prefer, at the right price. E-commerce remains a crucial channel. Online is now around 5% of Unilever turnover. In China e-commerce accounts for over 20% of turnover. We are building our business through online channels such as Amazon, Taobao in China, online grocery websites, and direct-to-consumer models deployed by Dollar Shave Club, T2 and our prestige brands.

Related principal risks (pages 29, 30 and 32): Customer relationships, Economic and political instability, Portfolio management, Sustainability, Climate change

WINNING WITH PEOPLE

With unprecedented change happening externally, we are taking action in a number of areas to ensure we are more agile, digitally focused and networked. Our C4G programme is empowering our people with an owner’s mindset and gives them the licence to take greater responsibility. Through C4G we are already seeing higher levels of empowerment, collaboration, experimentation and increased speed in decision-making.

To develop the capabilities, skills and leadership which support new ways of working, we are investing in continuous, ‘always-on’ learning programmes. We are particularly focused on digital capabilities. To develop purpose-led and future-fit leaders, in 2018 we launched new Standards of Leadership. Developed in collaboration with thought leaders and groups of young and senior leaders, the new Standards recognise the need for leaders to embrace both the inner and outer aspects of leadership. The ‘outer game’ is what leaders need to do to succeed; the ‘inner game’ is about their inner purpose which guides their behaviours and actions.

Attracting and retaining talent is vital to support our growth ambitions. Purpose and our Unilever Sustainable Living Plan (USLP) remain key talent attractors with 75% of employees in our 2018 UniVoice survey believing their role contributes to the USLP and 70% believing they can fulfil their purpose at work. To reinforce this link and give more people a stake in the business we are developing our approach to reward by including more long-term share-based incentives for business performance and progress on our USLP targets.

Related principal risks (pages 29, 31 and 32): Talent, Business transformation, Sustainability

10	Strategic Report	Annual Report on Form 20-F 2018

DELIVERING LONG-TERM VALUE FOR OUR STAKEHOLDERS

OUR CONSUMERS

Our three Divisions meet the constantly changing needs of consumers by harnessing our global scale and local expertise. Innovation is the fuel, creating great products that consumers love, from nutritionally balanced foods and refreshments, to affordable soaps that combat disease, luxurious shampoos and everyday household care products. Whatever the brand, wherever it is bought, we’re working to ensure that it plays a part in helping fulfil our purpose as a business – making sustainable living commonplace.

BEAUTY & PERSONAL CARE

BEAUTY & PERSONAL CARE (BPC) GENERATED TURNOVER OF €20.6 BILLION, ACCOUNTING FOR 40% OF UNILEVER’S TURNOVER AND 33% OF OPERATING PROFIT IN 2018.

The Division is our largest and includes five global brands with turnover of €1 billion or above, namely Axe, Dove, Lux, Rexona and Sunsilk, as well as other household names such as TRESemmé, Signal, Lifebuoy and Vaseline. BPC has leading global positions in hair care, skin cleansing and deodorants, and strong local positions in skin care and oral care. The prestige business leads in premiumising our portfolio with turnover of €490 million from brands including Dermalogica and Hourglass.

BPC’s strategic ambition is to become the most valuable and admired BPC company, led by its purpose ‘Beauty that cares for people, society and our planet’. Its priorities are to continue to grow its core brands, build a future-fit portfolio, lead in high-growth spaces and adopt a new model of marketing. The priorities reflect and respond to key trends shaping the Division. 2018 saw increasing fragmentation across route to market, retail channels and media, alongside growing data, analytic and automation capabilities. Together these trends are creating a more dynamic, complex and sophisticated landscape with greater segmentation, differentiation and personalisation.

BPC’s core brands are introducing new innovations and formats quickly and at scale, such as the new shower mousses from Axe, Dove and Radox as well as a growing range of products which respond to the trend for natural and wellbeing products. During 2018 we launched Vaseline Clinical Care and Dove Derma Series in the fast-growing therapeutics segment and Dove Facial Cleansing Series infused with 100% plant-derived botanical oils in Japan. Hair care has created and launched multiple naturals products, creating a business with over €300 million in turnover in 2018.

Succeeding in the hyper-fragmented world demands greater consumer responsiveness and we are proud to have launched nine new brands over the past two years: ApotheCARE Essentials, Hijab Fresh, K-Bright, K-JU, Korea Glow, Love Beauty and Planet, Pure Derm, Purifi and Skinsei. Love Beauty and Planet has expanded from North America into four markets in Europe and is now active across several categories including skin cleansing, deodorants, skin care and hair care.

Our acquisitions play a key role in building the future-fit portfolio. In the last four years, BPC has acquired 13 companies including wellbeing focused Equilibra in 2018. AHC (Carver Korea), acquired in 2017, showed strong e-commerce performance and in 2018, we rolled it out to Taiwan, Hong Kong, Singapore, Malaysia and Russia. Schmidt’s Naturals, also acquired in 2017, has extended beyond deodorants into more categories. The acquisition of Quala S.A completed in February 2018. Within two months of acquisition, its Savile and Ego extensions had brought to market multiple new products in five categories. Strong progress has been made building a highly attractive prestige portfolio which is on track to becoming a €1 billion business. Our most recent acquisition in prestige, Hourglass, is growing fast, expanding into new geographies and with a commitment to become entirely vegan by 2020.

Future growth will depend on accelerating the adoption of a new model of marketing focused on brands with purpose, generating great content, delivered via digital channels using advanced data and analytics. The model is creating many new consumer touchpoints. For instance, Axe collaborated with DJ Martin Garrix to launch his Burn Out video with over 40 million YouTube views to date, celebrating the brand’s message of individuality. In Latin America, Sunsilk partnered with an online influencer to co-create products for curly hair.

Our purpose-led brands are well positioned to meet growing concerns about the fragility of the planet and consumer preference for more sustainable products. In October we joined calls from consumers, NGOs and politicians for a worldwide ban on animal testing of cosmetics and Dove, the Division’s biggest brand, achieved PETA accreditation as ‘cruelty free’. The PETA cruelty-free logo will start appearing on many packs in 2019 and more brands are set to follow. We are also developing new packaging solutions with less plastic, better plastic and no plastic. REN launched a sea kelp and magnesium body wash in a bottle made from 100% recycled plastic, with 20% from recovered ocean plastic. Simple launched biodegradable face wipes made from renewable plant fibres and sustainable wood pulp. More packaging innovations will be launched in 2019.

Overall, underlying sales growth was 3.1%, driven by skin care and skin cleansing, but partly offset by slower growth in deodorants and oral care due to market and competitive pressures. Profitability progressed with underlying operating margin improving 80 basis points to 21.9%. Geographically, a number of countries grew above the market including US, Canada and the UK while emerging markets such as Pakistan and Bangladesh also had high growth. Brazil underperformed as did Japan and parts of Western Europe, where markets were flat to declining. In our channels, e-commerce remains a key driver of growth alongside the Health & Beauty channel where we would like to see faster growth following a slow year, especially in North America.

Looking ahead, we will continue to build our future-fit portfolio while adopting the new model of marketing, to deliver strong growth, making an accretive contribution to Unilever’s top and bottom line.

FOODS & REFRESHMENT

FOODS & REFRESHMENT (F&R) GENERATED TURNOVER OF €20.2 BILLION, ACCOUNTING FOR 40% OF UNILEVER’S TURNOVER AND 58% OF OPERATING PROFIT IN 2018.

The Division launched in January 2018 after the previous Foods and Refreshment Categories merged. The integration and relocation of the global teams to Rotterdam is complete. The disposal of the spreads business was also completed in July. F&R now includes the foods, ice cream and beverages categories, as well as Unilever Food Solutions, our dedicated foodservice business. F&R is home to five global brands with turnover of €1 billion or above, namely Knorr, Hellmann’s, Magnum, Lipton and Heart brand (eg Wall’s) as well as other famous global brands including Brooke Bond and Ben & Jerry’s. It also includes local jewels such as Bango and Robertson’s plus recent B Corp acquisitions such as Pukka Herbs, Sir Kensington’s and Mãe Terra. F&R’s ambition is to accelerate growth while improving underlying operating margin. F&R’s purpose ‘Taste good, Feel good, Force for good’ underpins our strategic priorities which are to: transform the portfolio; organise for agility and lower costs; and transform capabilities.

Our efforts to transform the F&R portfolio are driven by consumer insights. For example, we are seeing stronger preference for healthier products with more natural and organic ingredients. F&R has launched a number of products addressing this trend, including Magnum and Hellmann’s vegan variants in Europe, meat-free Knorr launches in the Nordics and Ben & Jerry’s non-dairy alternatives. Knorr also expanded its organic and 100% natural ranges in Europe. In our beverages category, we continue to grow our ‘good for me tea’ ranges. Lipton’s range, which includes variants such as detox and stress-less, continued its global roll-out with strong performance. Recently acquired brands such as Pukka Herbs are being rolled out at pace. However, given continuous acceleration of the external landscape, we have to step up portfolio transformation further and increase the speed of our response to trends.

Our market-focused organisation and agility supports our portfolio transformation and delivered several new brands in 2018 such as RED RED (UK), Culture Republick (US), and Jawara (Indonesia). We announced an agreement to acquire Horlicks and other consumer healthcare nutrition products in India and other Asian markets from GlaxoSmithKline (GSK), and also acquired the Vegetarian Butcher (Netherlands) and three ice cream brands – Adityaa (India), Betty (Romania) and Denny (Bulgaria). After success in the US, Breyers Delights was launched in Europe. In addition, we introduced innovative licensed ice cream brands including Kinder in Europe and Cornetto Oreo in India.

Annual Report on Form 20-F 2018	Strategic Report	11

DELIVERING LONG-TERM VALUE FOR OUR STAKEHOLDERS CONTINUED

Consumers’ shopping habits continue to change. We launched the IceCreamNow platform in partnership with restaurant delivery services, building a new home-delivery channel. We have also launched a global front-of-house programme to showcase our teas and condiments in restaurants, hotels and bars, and to capitalise on the growth of eating out and out-of-home consumption. These represent significant business opportunities.

The second F&R strategic priority is to organise for agility and lower costs. In 2018, our 5S and ZBB programmes stepped up fuelling our gross margin and marketing support. We will continue our savings programme to reduce structural costs, while providing funding for portfolio transformation and margin expansion. Our speed to market has improved by almost a third, reflecting how C4G is helping to unlock speed and agility. We are also piloting new ways of working across our teams.

Our final strategic priority is to transform our capabilities with a focus on R&D, lean innovation and precision marketing. The creation of our state-of-the art global Foods Innovation Centre in Wageningen (Netherlands) will further strengthen our innovation capability. It is scheduled to open in 2019. We are also enhancing our capabilities in digital-driven marketing through extra resourcing across key markets, upskilling our current teams and hiring digital savvy marketeers.

These strategic priorities are underpinned by the development of more purpose-led brands. Knorr, Hellmann’s, Lipton, Brooke Bond and Ben & Jerry’s continued to grow, each fuelled by a unique purpose which is resonating with consumers. Brooke Bond for example continued its work tackling cultural taboos through its campaigns, addressing same-sex relationships in Canada and divorce in the Gulf markets. Meanwhile, Hellmann’s launched a major focus on food waste with an activation in Brazil to inspire people to use Hellmann’s to transform leftovers into tasty meals. Action on plastic packaging is another priority for F&R. We have partnered with Ioniqa and Indorama Ventures to pioneer a technology which converts PET waste into virgin grade material for use in food packaging. In the UK, PG tips started to introduce 100% biodegradable plant-based pyramid bags. More innovations and new technologies are in the pipeline.

During 2018 F&R turnover declined 9.9% to €20.2 billion, due to the sale of spreads and currency devaluation. Underlying sales growth was 2.0% while our underlying operating margin improved by 80 basis points to reach 17.5%. Europe returned good results in ice cream, underpinned by good weather and innovations such as Magnum pints and Kinder ice cream. However, developed markets overall remain difficult and are seeing slower volume growth due to increasing segmentation of consumer preferences, especially in foods, where our efforts on portfolio transformation were not enough to offset the headwinds. Traditional channels in Europe such as supermarkets and hypermarkets continue to discount, creating deflationary pressure. Latin America had a challenging year due to tough economic conditions, a truckers’ strike in Brazil and currency headwinds in Argentina which affected growth in these two markets. Excluding Latin America, emerging markets generally delivered a strong performance. Several key markets including India, China and Turkey saw double-digit growth reflecting the strong potential in emerging markets.

F&R will continue to drive growth and margin by focusing on its strategic priorities. Our portfolio transformation, step-up in capabilities and shift in culture are of paramount importance to meet these objectives.

HOME CARE

HOME CARE GENERATED TURNOVER OF €10.1 BILLION, ACCOUNTING FOR 20% OF UNILEVER’S TURNOVER AND

9% OF OPERATING PROFIT IN 2018.

Home Care is home to two global brands with turnover of €1 billion or above, namely Dirt is Good (eg Omo and Persil) and Surf. Other leading brands include Comfort, Domestos, Sunlight, Cif, Seventh Generation as well as our air and water purification brands Blueair, Pureit and Truliva/Qinyuan. 79.5% of our turnover is in developing and emerging countries. Home Care’s ambition is to deliver sustained underlying sales growth and step up underlying operating margin.

The rapid change of consumer habits, media, competitors and channels, as well as heightened environmental stress, has redefined Home Care’s growth opportunities. The Division responded to these changes by creating four consumer-centric categories: Fabric solutions which focuses on ready to wear clothes (eg Omo, Surf, Radiant); Fabric sensations which focuses on fabrics, fashion and lifestyle (eg Comfort, Snuggle); Home & hygiene (eg Sunlight, Sun) which focuses on delivering care for a cleaner world; and life essentials which unites our air and water purification brands (eg Pureit, Truliva, Blueair). Home Care’s purpose ‘Making your home a better world. Making our world a better home’ underpins the Division’s strategic priorities: strengthening further the foundation of the business; making Home Care fit for the future; and investing in capabilities.

Home Care strengthened the foundations of the business by delivering superior products and benefits. We launched Cif Specialist sprays across 15 countries in Europe whilst continuing to roll-out our toilet blocks to 11 more markets. We expanded our product portfolio into high potential geographies, building on our most established brands such as Omo-branded floor cleaners in Brazil. Our Comfort Intense ultra-concentrated fabric conditioners are now in 20 markets and continue to enjoy strong growth.

Our brands made progress in embracing purpose to connect more meaningfully with consumers – in particular millennials. In India, Domex enrolled renowned movie stars in its ‘Pick up the brush’ campaign to help overcome the social stigma associated with cleaning toilets, a key barrier to improve sanitation. Seventh Generation, acquired in 2016, stepped up its advocacy for Climate Justice together with the Sierra Club to move cities to commit to 100% renewable energy. Home Care’s biggest brand, Omo/Persil, joined forces with National Geographic, IKEA and Lego to promote the developmental benefits of play in children.

The second pillar of our strategy is to future-proof our business to lead new trends. We intensified our efforts and increased our footprint in the fast-growing natural segment through the launch of Omo naturals in New Zealand, France and Brazil among others, the roll-out of Seventh Generation in more markets and the launch of Sunlight Naturals across South-East Asia and South Africa. Our brands such as Cif, Omo/Persil and Seventh Generation responded to growing concerns about plastic by including recycled plastic in their packaging. Home Care launched Day2, a dry wash spray that revives clothes between washes – saving time and water. Our ultra-concentrated laundry gems, a new format launched in the UK in 2017, performed below expectations. In South Africa we reacted quickly to the drought in Cape Town with Domestos Flush Less, a toilet spray that disinfects and eliminates odours without the need to flush. We increased our presence in e-commerce, crossing €500 million of sales and continued to experiment with new business models such as peer-to-peer laundry services.

The third strategic pillar is investing in our capabilities. This includes partnering to tap into the opportunities that data brings to make Home Care more efficient and better able to seize growth opportunities. In China, our water purification brand, Truliva, partnered with Alibaba to develop an online leasing market for water purifiers. We also joined forces with Ms Paris, the Chinese dress rental platform, that allows consumers to hire designer dresses and return without laundering. To support our R&D efforts, we have inaugurated the Materials Innovation Factory at the University of Liverpool, a world-class centre of excellence in advanced material chemistry and an ecosystem that brings together innovation partners and leading academics to develop more sustainable and superior formula and packaging for our brands.

Home Care delivered underlying sales growth of 4.2% while our underlying operating margin improved by 80 basis points to reach 13.0%. Key drivers of growth were North and South Asia with South East Asia, Middle-East, Turkey and the US also performing strongly. By contrast, our performance in Latin America was challenged by a trucker’s strike and extreme inflationary pressures. Our home & hygiene and fabric sensations categories delivered strong, broad-based profitable growth whereas life essentials performed below expectations largely driven by a significant decline in category growth in air purification in China and intense competitive pressures. Margin expansion in fabric solutions was hampered by inflationary headwinds and competitive pressures on pricing.

Home Care will continue to drive growth and margin by shifting our portfolio and footprint towards the higher growth, more profitable market segments, formats, channels and geographies while continuing to address with agility changing consumer preferences.

12	Strategic Report	Annual Report on Form 20-F 2018

SOCIETY AND ENVIRONMENT

OUR MULTI-STAKEHOLDER MODEL AIMS TO REWARD OUR SHAREHOLDERS WHILE POSITIVELY IMPACTING SOCIETY.

Our impact on society starts with our 155,000 employees who received €5.3 billion in pay in 2018, and extends across our value chain including the millions of retailers and distributors who sell our products in more than 190 countries, generating income and employment for many more. Our suppliers also benefit from the €34 billion we spent on goods and services in 2018. The taxes we pay are another important contribution to society. Total tax borne by Unilever in 2018 was €3.7 billion, of which €2.3 billion was corporation tax. Unilever fully complies with the tax laws in the countries where we operate. Where tax law is unclear, or has not kept pace with modern business practice, we interpret our obligations in a responsible way, guided by our Tax Principles.

UNILEVER SUSTAINABLE LIVING PLAN

Our impact on society is significant but we want our impact to go beyond business as usual, delivering value for multiple stakeholders at the same time as growing our business. This idea is encapsulated in the Unilever Sustainable Living Plan (USLP) which represents a simple idea – that business growth and sustainability are not mutually exclusive. By focusing on sustainable growth, we believe we will generate consistent and profitable long-term shareholder returns. The USLP has three big goals: improving the health and well-being of more than one billion people by 2020; halving our environmental footprint by 2030; and enhancing livelihoods for millions by 2020. These goals are supported by over 50 time-bound stretching targets and a transformational change agenda which aims to create change on a systemic scale. We are making good progress overall against our targets although some remain a challenge to achieve by the end of 2020. Our Sustainable Living Report includes extensive disclosure on progress against our USLP targets including challenges we have faced, some of which are summarised in this section of the Annual Report & Accounts.

Our actions on sustainability are creating value in numerous ways, generating more growth, lower costs, less risk and more trust in the business. Our Sustainable Living brands, which combine a powerful purpose with products contributing to the USLP, are a key driver of growth. In 2017, 26 of our top 40 brands were Sustainable Living brands including Ben & Jerry’s, Dove and Lifebuoy. Our Sustainable Living brands grew 46% faster than our other brands and accounted for 70% of total growth. Product innovations which respond to water scarcity and climate change at the same time as helping consumers, continue to create growth opportunities for us. Recent sustainability innovations which deliver consumer benefits include our new Love Beauty and Planet range in the US which uses fast-rinse technology in its conditioners thereby requiring less water. Domestos Flush Less, available in water-scarce South Africa, keeps toilets clean while saving nine litres of water per flush.

The USLP strengthens our business by helping us to save costs. Since our baseline year of 2008 we have saved over €600 million on energy costs in our factories; and by using fewer materials and producing less waste we have avoided costs of approximately €234 million.

Through the USLP, we are also responding directly to a number of macro forces (see page 8) that are both risks and opportunities in our markets – such as a lack of access to water and sanitation, strains on the food system, climate, the environment, and rising inequality. We have identified the broad issue of sustainability, related to the achievement of our goals in the USLP, as a principal risk (page 29) as well as a number of specific risks including climate change (page 30) and plastic packaging (page 30). Mitigating the physical impacts of climate change is critical because we depend on raw materials sourced from countries that are particularly vulnerable to rising sea temperatures and changing weather patterns. See pages 33 to 35 for our response to the risks and opportunities from a low-carbon economy.

Trust is essential for any business, but it must be earned. The USLP is a key driver of trust among our employees and potential recruits. We are the number one FMCG graduate employer of choice in around 50 countries where we recruit. We have been ranked first in the annual GlobeScan survey of sustainability leaders for eight years and also came top of the Dow Jones Sustainability Index Personal Products sector in 2018.

IMPROVING HEALTH & WELL-BEING

Our activities impact the health and well-being of millions of people – through brand-led health and hygiene, and nutrition interventions. Significant progress has been made against our first USLP goal of helping more than one billion people improve their health and well-being by 2020. By the end of 2018, we had reached 653 million people, making a significant contribution to the Sustainable Development Goal on Clean Water and Sanitation (SDG6).

In order to increase the reach and social impact of some of our biggest health & hygiene programmes we continue to explore the potential of using mass media and digital to drive behaviour change at greater scale, as well as scaling up partnerships to increase the reach of more conventional on-ground programmes. Dove, one of Unilever’s biggest brands which grew at 7.8% in 2018, has reached around 35 million young people since 2004 through its Self-Esteem Project. To expand its reach, Dove has partnered with the Cartoon Network to create Steven Universe mini episodes which bring to life the proven themes from our on-ground programmes to boost self-esteem for young people. Our aim is that this will reach 20 million young people over the next two years. This series is supported by a music video which has so far received over 1.8 million views on YouTube. As well as reaching more young people with body confidence messaging, this activity is helping to raise overall awareness of Dove’s work to improve self-esteem which correlates with higher purchase intent.

Since 2010, Lifebuoy’s programmes have reached 458 million people through schools, health clinics and community outreach. Lifebuoy has recently expanded its behaviour change programme on the importance of handwashing with soap using mobile technology. The new service aims to reach out to women in media dark areas, providing free advice to mothers on their child’s health. Another recent Lifebuoy partnership with Gavi (the Vaccine Alliance) ties together the importance of handwashing with soap and immunisation, using a variety of channels including home visits and mobile communications. While our programmes have focused on reaching children and mothers on-ground, we have long believed that TV advertising can drive behaviour change. To test this, we ran a study in India to assess the effectiveness of specific Lifebuoy TV adverts. The study showed a significant increase in the frequency of handwashing with soap after people watched the adverts. We are progressing with peer review publication of our study.

For more than a decade, we have been working to make our products even healthier by increasing goodness and reducing nutrients of concern like sugar, salt and saturated fat. We aim to double the proportion of our portfolio that meets the highest nutritional standards, based on globally recognised dietary guidelines. So far 48% of our products have reached this standard and we are on track to meet our 2020 commitment. We are also using the power of our brands to empower people to make responsible choices. In support of our Code Policy on Responsible Marketing, in 2018 95% of our Foods and Refreshment portfolio had full nutrition labelling on pack that aligned with Unilever’s product labelling criteria (based on 96% of global sales from 1 April 2018 to 30 June 2018). We continued our efforts to improve the goodness in our products and set out the ambition to provide 200 billion servings by 2022 containing at least one of the 5 key micronutrients: iron, iodine, zinc, vitamin A or D. We are developing plans to deliver against the ambition.

REDUCING ENVIRONMENTAL IMPACT

Our activities impact the environment, principally through the use of water, energy and land as well as the production of waste and greenhouse gas emissions, largely as a result of consumer use. These impacts are reflected in the USLP environmental pillar and are supported by our Environmental Policy which is available on our website. Our environmental big goal is by 2030 to halve the environmental footprint of the making and use of our products as we grow our business. This is a challenging target requiring action across our value chain on waste, water and greenhouse gas emissions – in turn contributing to the Sustainable Development Goals.

As a consumer goods company, we are acutely aware of the causes and consequences of the linear ‘take-make-dispose’ model of consumption. We are taking action across our value chain to reduce, reuse, recycle and recover post-consumer waste and move towards a more circular model. Our manufacturing operations have seen a reduction in total waste disposed to landfill, or incineration without energy recovery, of around 97% per tonne of production since 2008.

Annual Report on Form 20-F 2018	Strategic Report	13

DELIVERING LONG-TERM VALUE FOR OUR STAKEHOLDERS CONTINUED

Furthermore, we achieved zero non-hazardous waste to landfill across our global factory network in 2015 and have maintained this every year since. We are more than half way towards meeting our 2020 commitment to reduce waste associated with the disposal of our products. This has reduced by about 31% since 2010 due to increases in consumer recycling and changes in our portfolio.

In 2017, we made a further commitment on waste, ensuring that all our plastic packaging will be fully reusable, recyclable or compostable by 2025. We are moving in the right direction to make all of our packaging recyclable but there is more work to do. Find out more on page 15. Seventh Generation is eliminating virgin petroleum plastic (new plastic made from oil) and virgin fibre (virgin wood pulp) from its packs and has committed that all its packaging will be fully recyclable or compostable by 2020. In Brazil, Omo is launching its first plant-based detergent in a 100% recyclable pack containing recycled plastic.

We have reduced the water used in manufacturing by 44% per tonne of production since 2008. Our biggest water impact occurs when consumers shower, bathe and clean clothes with our products. In 2018, our water impact per consumer use reduced by around 2% compared to 2010. We recognise that we are a long way short of halving our water impact and we will not achieve this very challenging target by the end of 2020. This is due in part to our portfolio being made up of more products that have a higher than average water footprint than in 2010 and the significant consumer behaviour change needed to reduce water consumption when our products are used, where the vast majority of our water footprint resides. Going forward we want to broaden our water strategy by recognising the role of water in our consumers’ lives and its importance as a growth driver for our business. We are developing and launching innovative products which deliver the benefits people need with less water, or even no water at all, as well as products that improve the quality of water.

As with water, our biggest greenhouse gas impact comes through consumer use. The greenhouse gas impact of our products across their lifecycle has increased by about 6% since 2010. We are having more success in areas that are within our direct control such as manufacturing where we have cut CO2 from energy by 52% per tonne of production compared to 2008. Similarly, we continue to make savings through the ongoing roll-out of freezer cabinets that use more climate-friendly natural (hydrocarbon) refrigerants. Our ability to meet our target partly depends on changes in the energy markets worldwide, such as the rate of installation of renewable electricity in many countries. We have a role to play as an industry leader to help shape those markets. We are committed to implementing the recommendations of the Taskforce on Climate-related Financial Disclosures (see pages 33 to 35). Two of our carbon reduction targets have been officially approved by the Science-Based Targets Initiative.

Our sustainable sourcing strategy focuses on a set of key agricultural crops, which are not only crucial to our brands, but also where we can drive measurable impact for sustainable transformation of the industry. By the end of 2018, the total volume of our agricultural raw materials that were sustainably sourced was 56%. In line with our strategy, sustainably sourced volumes for our 12 key crops increased by over 4% including significant increases for palm oil and tea, whilst our sustainably sourced volumes for non-key crops reduced. As a result, our performance versus 2017 was flat. The sale of our spreads business during 2018 had a slight downward impact on overall sustainable sourcing performance given the substantial volume of sustainable palm oil used by our spreads business.

A number of key activities moved our sustainable sourcing agenda forward in 2018. We deepened our commitment to transparency with the publication of our palm oil mill list and the creation of a grievance tracker for our palm oil supply; and we, along with key NGOs including WWF, initiated a new jurisdictional approach to palm oil in Malaysia. The additional programmes were also supported by digital solutions like leveraging satellite data for deforestation detection and risk assessments, mapping of smallholder parcels in Indonesia, sending critical weather alerts to farmers’ mobiles in India, and using the Internet of Things to optimise tea production in Kenya. We are also piloting innovative approaches to achieving upstream traceability in several supply chains.

ENHANCING LIVELIHOODS

Our activities have the potential to positively impact the livelihoods of not only our employees, but the millions of people who are involved in our value chain – notably smallholder farmers and small-scale retailers. By 2020, we aim to enhance the livelihoods of millions of people as we grow our business. In 2018, we made steady progress across the three pillars of our Enhancing Livelihoods goal.

We believe that women’s empowerment is the single greatest enabler of development and economic growth. We are building a gender-balanced organisation (page 16) while improving women’s safety in the communities in which we operate, and developing employment opportunities through the Shakti programme which has provided work for around 113,000 women, equipping them to sell Unilever products in low income rural communities. Shakti continues to scale up in India, Sri Lanka, Pakistan and Nigeria and is now being rolled out to new countries, including Colombia. By 2018, we had also enabled about 1,724,000 women to access initiatives aiming to develop their skills.

As well as directly creating wealth and jobs, our business supports millions of people who source, make and sell our products – we call this inclusive business. By 2018, we had enabled 746,000 smallholder farmers and over 1.7 million small-scale retailers to access initiatives to improve agricultural practices or increase incomes. The Philippines Kabisig programme, for example, has reached over 165,000 small retailers, training them in stock control, financial management, sales and customer service – increasing the earning potential of small-scale retailers at the same time as growing turnover for Unilever.

Our Responsible Sourcing Policy (RSP) is at the heart of our ambition to source 100% of procurement spend responsibly and through suppliers that meet our RSP requirements. In 2018, we focused on completing the onboarding of high risk suppliers into our compliance database and programme. Over 20,000 suppliers have now completed their registration and are undergoing review processes allowing us to verify their compliance to the RSP and identify areas for remediation. In 2018, 61% of procurement spend was through suppliers who were assessed as meeting the mandatory requirements of the RSP.

We continued to embed human rights with a focus on our eight salient issues (ie those at risk of the most severe negative impact through Unilever’s activities or business relationships). We also began a process to review these through a series of global and regional consultations. This year, one of our primary areas of focus has been on the eradication of forced labour in our supply chain through training, capacity building and driving a robust vetting process for temporary labour agencies. We launched and are rolling out our Land Rights Principles and Implementation Guidance. Human rights risks are included as part of our sustainability and ethical principal risks (see pages 29 and 33). See our website and our latest Human Rights report for more on our activities and due diligence processes.

Safety is a critically important part of our USLP. Our Vision Zero strategy continues to aim for: Zero Fatalities; Zero Injuries; Zero Motor Vehicle Accidents; Zero Process Incidents; and Zero Tolerance of Unsafe Behaviour and Practices. This is supported by our Code Policy on Occupational Health & Safety. Our Total Recordable Frequency Rate from 1 October 2017 to 30 September 2018 went from 0.89 accidents per 1 million hours worked in 2017 to 0.69, thanks to a continuous focus in high risk areas. See page 47 for more on safety.

DRIVING TRANSFORMATIONAL CHANGE

Our USLP is a bold ambition to achieve change within our company. However, we are just one company among many and the problems our society faces are urgent, large and complex. Our ‘transformational change’ agenda combines direct action on the SDGs with partnerships and external advocacy to create change on a systemic scale – while unlocking business opportunities at the same time.

We are working on a number of areas where we believe we can make the biggest difference: climate change and forests; sustainable agriculture, land use and food security; health and well-being including water, sanitation and hygiene; and improving livelihoods and creating more opportunities for women. Many of these issues relate directly to the SDGs. We are stepping up our engagement with governments, NGOs and others in our industry on these issues. We are also developing a range of partnerships that will accelerate and scale new solutions.

14	Strategic Report	Annual Report on Form 20-F 2018

UNLOCKING GROWTH OPPORTUNITIES FROM THE SUSTAINABLE DEVELOPMENT GOALS

The Sustainable Development Goals (SDGs) are fundamental to future economic and business growth. The Business & Sustainable Development Commission, co-founded by Unilever, concluded that successful delivery of the SDGs will create market opportunities of at least $12 trillion a year. By using our resources as a business to address issues such as sanitation, hygiene, nutrition, gender equality and climate change – among other interconnected growth opportunities covered by the SDGs – we are delivering benefits for our business, shareholders and society. Partnerships (SDG17) play a key role in unlocking these opportunities. Business, governments and civil society must work together, through innovative partnerships, with new types of funding and new business models. We are working with a range of partners across many of the SDGs, often through our brands. Below we provide three examples where we have taken action in 2018. There are many more on our website.

SDG1 – NO POVERTY: EMPOWERING SMALL-SCALE RETAILERS FOR GROWTH

Our products are sold in more than 190 countries, generating income and employment for millions of retailers and distributors who bring our brands to consumers. Inclusive distribution models such as Shakti and our retailer training programmes such as Kabisig in the Philippines help small-scale retailers to grow while strengthening our own sales and supply networks.

For any small retailer, selling out of a product line is a missed opportunity. But for retailers who are stuck in cash economies without access to credit, especially in the developing world, running out of stock can be a routine event.

In 2017, we began a strategic partnership with Mastercard in Kenya. Together, we’ve launched the Jaza Duka (‘fill up your store’) initiative, which uses a combination of innovative technology, targeted training and the strength of our relationships with our distribution network to free retailers from the constraints of cash, helping them fulfil their potential.

By digitising the processes of buying supplies and selling goods, small-scale retailers can build the credentials they need to access short-term working capital loans from Kenya Commercial Bank. This gives them better control of their inventory, so they can keep their shelves full and meet consumer demand. They are also able to access training and essential financial tools to help them grow their sales and incomes. Our research found that stores that fully moved to the new platform grew their sales of Unilever products by up to 20%. These are still early days. But if the partnership keeps succeeding, we believe it could help drive growth and improve incomes.

Our partnership with Mastercard is just one of a number of exciting new innovative last-mile distribution projects which harness the power of digital and e-commerce to create positive social impact at the same time as helping retailers grow.

SDG6 – CLEAN WATER AND SANITATION: ADDRESSING BASIC NEEDS THROUGH OUR PRODUCTS

Nearly a billion people defecate in the open and around 2.3 billion people live without adequate sanitation. Addressing water, sanitation and hygiene needs is a significant opportunity for Unilever. A number of our health and hygiene brands directly address these needs through products and innovative partnerships which drive growth and deliver positive impact at scale, including Lifebuoy, Domestos, Vaseline, Signal and Pureit.

Domestos, which is one of our fastest growing brands, has committed to help 25 million people gain improved access to a toilet by 2020 in countries such as India. By partnering with UNICEF, over 16 million people between 2012 and 2017 gained access to a toilet through behaviour-change interventions and capacity-building initiatives. In 2018, Domestos went one step further and refocused its brand and marketing investment around its purpose. The new ‘Unstoppable’ campaign, now live in the UK and Poland, is showcasing how Domestos is helping to fight germs while improving sanitation conditions for millions around the world.

Pureit, our water purification business, is another brand that is well positioned to address clean water needs in South Asia. It has provided 106 billion litres of safe drinking water since 2005 through the sale of water purifiers. Pureit is looking at different models to serve communities with accessible and affordable clean drinking water where it is most needed. One model is community water plants, which provide 20 litres of clean drinking water from a central point for just 8 to 10 rupees. In 2017, we began partnering with Water Health International (WHI) who are global experts in community water systems. So far, we have set up four pilot plants in the city of Tumkur in India, managed by WHI.

These examples show that everyday products can help prevent disease and improve people’s wellbeing, while helping us grow our business.

SDG12 – RESPONSIBLE CONSUMPTION AND PRODUCTION: RETHINKING PLASTIC PACKAGING

Plastic has become an integral part of our lives. It protects products and makes them easy to dispense or reseal after use. But with that has emerged the enormous – and growing – problem of plastic waste. It is littering our environment, polluting our seas and killing aquatic life. The challenge is that so little plastic packaging is currently recycled, recyclable or reusable. The result is a significant economic loss for society and business. It is for these reasons that we have singled out plastic packaging as a principal risk for our business in 2018 (see page 30 for more).

In 2017, we were one of the first multinational companies to make a public commitment to address plastic packaging waste. By 2025, all our plastic packaging will be reusable, recyclable or compostable and at least 25% of it will come from recycled plastic content. To help deliver these commitments we have an internal framework: Less plastic. Better plastic. No plastic. ‘Less plastic’ is about cutting down how much we use in the first place. Since 2010 we’ve reduced the weight of our packaging by 18% through lightweighting and design improvements. For example, several years ago we launched MuCell technology which uses gas-injection to create gas bubbles in the middle layer of a bottle wall. This cuts the amount of plastic by at least 15%.

‘Better plastics’ is about making our products recyclable and eliminating problematic materials. Specifically, how we get recycled content in our packaging – a number of our brands are working to incorporate post-consumer recycled (PCR) plastic in their products including Love Beauty and Planet, TRESemmé, Sunlight and Omo. Better plastics is also about how we work with governments and partners to build infrastructure so we can help keep plastic in the economy and out of the natural environment. Our Community Waste Banks and CreaSolv® Sachet recycling technology pilot plant in Indonesia are at the heart of these efforts. The plant is currently processing around three tonnes of discarded sachets per day with an aim to scale up this process.

‘No plastics’ is about thinking differently – using alternative materials such as aluminium, glass, paper and board where possible and removing plastic where it is not necessary, such as plastic stiffeners from soap bars. We’re also looking at reuse, encouraging shoppers to refill or reuse through vending machines. It’s early days but we are committed to finding non-plastic packaging solutions.

We’re putting significant resource into tackling the issues associated with plastic packaging. It makes business sense to keep plastic in the economy and is imperative for the planet.

Annual Report on Form 20-F 2018	Strategic Report	15

DELIVERING LONG-TERM VALUE FOR OUR STAKEHOLDERS CONTINUED

OUR PEOPLE

UNILEVER EMPLOYEES ARE EMPOWERED TO ACT LIKE BUSINESS OWNERS IN A PURPOSEFUL CULTURE.

The world of work is rapidly changing. Automation, flexible resourcing and new business models continue to impact our business and workforce. The workforce expects more flexibility and is increasingly freelance. A job for life is no longer the norm. Once employed, people must regularly reinvent themselves with new skills. The digital transformation of work and growth of automation is bringing both great benefits, but also great disruption. The composition of the workforce is changing too. By 2020, Millennials will make up around 35% of the global workforce. Just over half of Unilever’s own workforce in 2018 were Millennials.

CREATING A FUTURE-FIT WORKFORCE

In response to the trends outlined above, we are taking action across our business, including simplifying processes and ways of working to free people from non-value adding tasks so they can focus on key priorities. 2018 saw the continued implementation of Connected 4 Growth (C4G), our organisational change programme, and the creation of three new Divisions to bring further focus and simplicity. Our regular surveys show that 74% of our people now feel more empowered to make decisions. Our time to bring innovations to market is now 40-50% faster than in 2016.

With the advance of AI and robotics, it is more important than ever that we strike the right balance between the use of technology and more human-centred approaches. We have invested in Una Hub, an AI-based platform, which automates responses to all general employee enquiries so People Experience Leads and HR Business Partners can focus on more complex queries, and provide face-to-face support where relevant.

Our research shows that a focus on purpose helps attract talent and binds us together for growth. Through our People with Purpose programme, more than 30,000 employees have joined workshops to help them define their purpose, with 50,000 targeted by 2019. Our global Univoice survey results reinforce the importance of these workshops – 92% of employees who believe they can live their purpose at Unilever, also say that their job inspires them to go the extra mile.

As the workplace changes it is important that we continue to prioritise mental wellbeing. In 2018, we officially recognised World Mental Health Day in October and continue to invest in the mental wellbeing of our people, alongside their physical wellbeing. This builds on the roll-out of a mental wellbeing framework globally several years ago which guides us in tackling the health risks across our business.

Another area of focus is on personalising training and capability building to develop the right leaders and teams who are fit for the future. We are responding to demands for new skills through continuous learning. Since the launch of Degreed, our online learning platform in 2017, 76,000 people have access to 2.3 million pieces of learning content, with 55,000 pieces being consumed on a monthly basis, including PowerUp, our digital upskilling programme. We are also accelerating impact through new agile ways of working. In the UK and US we are piloting more agile team structures to ensure we have the right people, doing the right job at the right time, while breaking down silos.

RECRUITMENT AND RETENTION

Our attractiveness as an employer is improving amongst Millennial and Generation Z recruits. We are the number one FMCG graduate employer of choice in around 50 countries and the most followed FMCG employer on LinkedIn with over 4 million followers as at the end of 2018.

In 2018 we introduced more ways to give our employees a voice, through monthly pulse surveys and global and local surveys on a range of topics, reaching around 70,000 people. Our largest listening exercise is the annual engagement survey called UniVoice which covered a representative sample of almost 25,000 office-based employees in 2018. We maintained high levels of employee engagement – 90% of employees said they were proud to work for Unilever and our Engagement Index remained at 74%. The survey also reinforced the importance of focusing on speed and responsiveness to the market. We use survey results to help us take action in areas where there is room for improvement. For example, last year we implemented the new Standards of Leadership in response to feedback we received. Alongside our UniVoice survey, we use Glassdoor to benchmark our employee experience. As at 31 December 2018, our rating of 3.9 out of 5 was above the site average of 3.2.

DIVERSITY AND INCLUSION

We want our culture to be inclusive, promoting gender balance and respecting the contribution of all employees regardless of gender, age, race, disability or sexual orientation – as set out in our Code Policy on Respect, Dignity and Fair Treatment.

The USLP sets out clear targets for expanding opportunities and enhancing access to skills and training for women in our value chain. It also sets out our ambition to build a gender-balanced workforce within Unilever, with 50% of women in management positions by 2020. By the end of 2018, 49% of total management were women (47% in 2017). Among the top 92 executives, 23% were women (22% in 2017). If you include employees who are statutory directors of the corporate entities whose financial information is included in the Group’s 2018 consolidated accounts in this Annual Report and Accounts, the number increases to 474 (71%) males and 190 (29%) females. 38% (5 out of 13) of the Board were female (38% in 2017). Of our total workforce of 154,848, 101,383 (65%) were male and 53,465 (35%) were female at the end of 2018.

We run programmes across Unilever aimed at attracting, retaining and developing female talent. This includes developing candidates for potential future roles, aiming for ‘balanced slates’ so that we interview equal numbers of men and women for roles, and practical help such as a minimum 16 weeks paid maternity leave as a global standard – more than the regulatory requirement in over 50% of countries where we operate. In 2018, we also committed to introduce by the end of 2019, three weeks of fully paid paternity leave as a benefit to all new fathers, adopting partners and parents in same-sex couples.

Unilever has a commitment to gender equality and fairness in the workplace based on equal pay for equal work and achieving greater gender balance. Pay and overall reward is intended to be gender neutral, with any differences between employees in similar jobs reflecting performance and skill. Gender pay gaps develop where there is a representational imbalance between genders. When we look at our worldwide business as a whole, in countries with more than 250 employees, the average female pay was 26% higher than male pay in 2018 (2017: 25%). This is largely due to the fact that 80% of our lower paying blue-collar roles are held by male employees. ‘Equal pay for equal work’ is our primary ambition and is a crucial part of fair compensation. Our Framework for Fair Compensation reviews the average pay differences between genders at each work level and in each country. The most recent analysis highlights that there is more work to do to continue improving our gender balance, and related gender pay gaps, at various levels and in various countries throughout the business.

BUSINESS INTEGRITY

Our principles and values apply to all our employees through our Code and Code Policies. Our employees undertake mandatory annual training on these Policies via online training modules and an annual business integrity pledge. Our Business Integrity guidelines include clear processes for managing Code breaches. For more information on Business Integrity see our website.

In 2018 1,206 whistleblowing incidents were opened (defined as Code Policy cases raised). We closed 1,252 incidents across all areas of our Code and Code Policies, with 662 confirmed breaches. In 2018, we terminated the employment of 330 people. Business integrity risks are included as part of our ethical and legal and regulatory principal risks (see page 30). The Code and Code Policies reflect our desire to fight corruption in all its forms. We are committed to eradicating any practices or behaviours though our zero-tolerance policy.

Our Responsible Sourcing Policy and Responsible Business Partner Policy help to give us visibility of our third parties to ensure their business principles are consistent with our own.

16	Strategic Report	Annual Report on Form 20-F 2018

OUR PARTNERS

WE WORK WITH MANY PARTNERS TO SUPPORT THE SUSTAINABLE GROWTH OF OUR BUSINESS.

ENGAGING STAKEHOLDERS

We have many interactions with our stakeholders on a daily basis. Our Code of Business Principles and Code Policies guide how we interact with suppliers, customers, governments, Non-Governmental Organisations (NGOs) and trade associations in particular. Only authorised and appropriately trained employees or representatives can engage with these groups and we require that a record should be kept of all interactions and that all engagement must be conducted: in a transparent manner with honesty, integrity and openness; in compliance with laws and in accordance with Unilever’s values. Our website contains further disclosure on how we engage with our stakeholders.

SUPPLIERS

Our supply chain is very diverse and highly dynamic as we respond to changing consumer preferences, in line with our C4G programme. Our suppliers help us meet consumer needs by innovating, creating capacity and delivering quality materials and services for our products. We work with a large range of suppliers in over 160 countries – from multinational companies through to SMEs and smallholder farmers.

We screen suppliers in relation to their supply chain capabilities and the level of associated environmental and social risk. Managing supplier risk is a key role of our Supply Chain function. All suppliers must complete our registration process to assess compliance with the mandatory requirements of our Responsible Sourcing Policy which includes anti-bribery and corruption. We conduct audits and follow up issues identified where necessary.

Partner to Win is our approach to building long-term relationships with selected key strategic supplier partners in order to achieve mutual growth. It focuses on five key areas: quality and service, innovation, value, sustainability and capacity and capability. Partner to Win helps us strengthen supplier and customer collaboration and improves operational efficiency. In 2018, we had 175 Partner to Win suppliers, representing 35% of total procurement spend.

We came first in the annual Gartner Supply Chain Top 25 for the third year running, emphasising our leading practices in the area of supply chain management, in particular on sustainability and digitalisation.

CUSTOMERS

In a fragmented channel landscape, those companies that best serve their shoppers and customers with bespoke solutions will benefit most. Unilever serves consumers through ten different channels: hyper and supermarkets, e-commerce, out of home, drug stores, small stores, discounters, Food Solutions, Unilever International, prestige channel and global retail.

We serve around 26 million retail stores globally of which we cover eight million directly and another 18 million indirectly through wholesale and cash & carry.

In 2018 we focused on developing our e-commerce channels, digitising our value chain to respond to the rapid fragmentation of traditional routes to market. We are actively driving B2C and B2B e-commerce in our top 30 markets. Our focus is to build a balanced e-commerce business model, growing across e-retailers, bricks and mortar online sales and direct-to-consumer businesses. In 2018 we signed a logistics partnership with JD.com, China’s largest retailer. JD will help to bring our most popular products to the most hard-to-reach communities in China, securely and quickly.

Health & Beauty channels have been an area of focus for Beauty

& Personal Care. In Europe we have been increasing our presence and share with the discounter channel, which continues to see growth, contributing to top line growth for Unilever while delivering incremental gross profit.

We are collaborating with hyper and supermarkets to win with omni-channel shoppers and evolve new experiential concepts with these large-scale retailers to ensure Unilever brands enjoy the best positioning in store and online.

We continue to engage with small-scale retailers by professionalising their store operations through capability training. Our Rise Sales Academy is currently being piloted in Nigeria and Sri Lanka to deliver store operations retail training for micro retailers across the world. In turn, this will help contribute to our USLP target to improve the incomes of 5 million small-scale retailers in our distribution network.

GOVERNMENTS

We co-operate and engage with governments, regulators and legislators, both directly and through trade associations, in the development of proposed legislation and regulation which may affect our business interests. All employees involved in political engagement must comply with our Code of Business Principles and Code Policies. We do not support or fund political parties or candidates or any groups that promote party interests.

Our participation in policy discussions is varied, covering macro topics such as climate change, nutrition and plastic packaging. We engage with government stakeholders directly or through membership of representative organisations, including trade associations.

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

These associations reflect our global scale and presence across several product categories. We list our global memberships in the Engaging with stakeholders section on our website. We are registered in the Transparency Register of the European Union. Our US trade association memberships can be found on the FAQ section of the Unilever USA website.

NON-GOVERNMENTAL ORGANISATIONS

We are building transformational partnerships in collaboration with NGOs who share our vision for a more sustainable future. These partnerships are instrumental in improving the quality of people’s lives, driving growth, achieving our USLP targets and contributing to the Sustainable Development Goals.

In collaboration with NGOs, we build programmes on the ground to implement our brands’ purpose in addition to advancing our efforts in areas such as sustainable sourcing and distribution – often in partnership with governments and other businesses. We drive scale through new business models, digital technologies and external financing.

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

Annual Report on Form 20-F 2018	Strategic Report	17

DELIVERING LONG-TERM VALUE FOR OUR STAKEHOLDERS CONTINUED

OUR SHAREHOLDERS

WE DELIVERED SOLID PERFORMANCE IN 2018 AND REMAIN ON TRACK FOR OUR 2020 TARGETS.

We aim to build long-term relationships with our shareholders through positive engagement for the benefit of all our stakeholders. We engage directly with our shareholders on a broad range of financial and environmental, social and governance (ESG) matters. During 2018 we engaged with shareholders on a number of topics including our Remuneration Policy and on the simplification of Unilever. See page 39 and our website for more details. In addition to direct engagement we regularly engage indirectly via ESG ratings organisations such as MSCI, Sustainalytics and ISS, as well as investor-focused sustainability rankings such CDP and the Dow Jones Sustainability Index.

PERFORMANCE IN 2018

Underlying sales growth for 2018 was 2.9% and underlying operating margin was 18.4%, a rise of 90 basis points. Turnover declined by 5.1% due to the sale of spreads and currency devaluation; operating margin was 24.6% due to profit on the spreads disposals.

Emerging markets saw a good performance in underlying sales growth of 4.6% including improved price growth in response to commodity inflation. Notable improvements were in India, which was strong across all categories, and China where strong volume growth was seen particularly in e-commerce. Argentina was classified as hyper-inflationary and price growth was excluded from underlying figures from July; any volume growth or decline is included within underlying figures. North America saw an improvement in underlying sales growth and there was acceleration in the US, helped by our acquisition programme in recent years, particularly in BPC. Europe remains challenged by a deflationary environment generally. We delivered solid volume-driven growth across our business with good margin progression.

We generated €5.0 billion of free cash flow and 18.8% return on capital. Underlying earnings per share was €2.36, a rise of 5.2%, and dividends were increased 8%, reflecting Unilever’s confidence in future profit growth and cash generation. Diluted earnings per share was €3.48. Our share price has fallen 0.42% for PLC shareholders and risen 0.98% for NV shareholders. For information on our non-GAAP measure, see pages 23 to 26.

PROGRESS AGAINST OUR 2020 FINANCIAL TARGETS

In April 2017, we set out financial targets for 2020 to further accelerate shareholder value. In 2018 we maintained a strong delivery of savings with over €2 billion of savings from the supply chain, ZBB and change programmes. As a result, we are on track to meet our cumulative savings target of €6 billion by 2019 and a 2020 underlying operating margin target of 20%, compared to 16.4% in 2016.

We continue to maintain our leverage by targeting a Net Debt to underlying EBITDA ratio of 2x, consistent with a credit rating of at least A/A2. During 2018, we returned €6 billion to shareholders through our share buyback programme following the sale of spreads.

During the year the Boards decided to withdraw proposals to revise Unilever’s dual-headed legal structure after extensive engagement with shareholders. We remain firmly committed to our 2020 improvement programme and are confident of meeting its key goals. To simplify our capital structure, we cancelled the NV preference shares in February 2019 (see page 38).

BUSINESS TRANSFORMATION

Our brand portfolio continues to evolve to match our Divisions’ strategic priorities, resulting in the sale of assets that no longer fit our growth model or the acquisition of assets that take us into new market segments and build new market positions. This active portfolio management means that in the past nine years we have sold €6.8 billion of turnover, mainly in the lower growth foods businesses. During that same period, we have acquired approximately €5.3 billion of turnover. The spreads disposals in July allow Foods & Refreshment to focus on growth.

Actively managing our brand portfolio through acquisitions and disposals remains an important strategic growth driver. In December we announced an agreement to acquire the Health Food Drinks portfolio of GlaxoSmithKline (GSK) in India, Bangladesh and 20 other predominantly Asian markets. Further details of the transaction can be found on our website. The acquisition includes iconic brands such as Horlicks and Boost, and a product portfolio supported by strong nutritional claims. The transaction is aligned with our strategy to increase our presence in health-food categories and in high-growth emerging markets. The transaction is subject to customary regulatory and shareholder approvals, with expected completion around 12 months from the announcement.

In October we completed the acquisition of a 75% stake in the Italian personal care business Equilibra which has a growing presence in the natural skin and hair care segments. We also completed the acquisition of Quala’s Beauty & Personal Care and Home Care brands. We acquired a number of exciting new businesses including the Vegetarian Butcher (Netherlands) which expands our portfolio into plant-based foods, and three ice cream brands – Adityaa (India), Betty (Romania) and Denny (Bulgaria). With the exception of brands launched in countries where they were not previously sold, acquisitions and disposals only contribute to underlying sales growth from 12 months after completion.

A key part of our 2020 programme is faster portfolio evolution in order to focus Unilever on more rapidly growing segments. This process continued at pace during 2018 with the focus on new brand launches and evolving our core brands. Our C4G organisation means we can respond to consumer trends more quickly. We have launched nearly 30 brands in the last two years. Local brands are also being launched more quickly followed by rapid global roll-out, for instance Breyers Delights, Love Beauty and Planet and Lakme all responding to the trend for more natural and healthy products.

Evolving our core brands has also accelerated. Brands such as Dove, Lifebuoy and Sunsilk in Beauty & Personal Care all launched new variants responding to consumer trends. In Home Care there were new launches of Domestos, Cif and Comfort while Foods & Refreshment extended the Knorr, Hellmann’s and Lipton brands with new on-trend variants (for more information on brand launches see pages 11 to 12).

Realising the opportunities from digital technology to help deliver further growth and margin improvement is another key part of our business transformation. We have launched a digital transformation programme across all aspects of our value chain. We have 30 platforms across Unilever which power our business using digital technologies. Our Enterprise & Technology Solutions team is set up to deliver a technologically enabled Unilever for the future while ensuring that processes and activities are shared and scaled across the business. This will allow us to use technology as a competitive advantage rather than a cost.

Digital technology changed our approach to marketing some time ago but the transformation of Unilever more broadly has begun at pace. AI, machine learning and voice related technologies are being used to deliver personalised and immersive experiences to our consumer platforms such as Recipedia and Cleanipedia websites. We are also driving digital through our R&D organisation, introducing new tools to increase the speed, efficiency and quality of our innovation processes.

18	Strategic Report	Annual Report on Form 20-F 2018

NON-FINANCIAL INFORMATION STATEMENT

In accordance with sections 414CA and 414CB of the Companies Act 2006 which outline new requirements for non-financial reporting, the table below is intended to provide our stakeholders with the content they need to understand our development, performance, position and the impact of our activities with regards to specified non-financial matters. Further information on these matters can be found in our online Sustainable Living Report, Human Rights Report as well as policy documents contained on our website.

Non-financial matter and relevant sections of Annual Report	Annual Report page reference

Environmental matters
Relevant sections of Annual Report & Accounts:

• Reducing environmental impact	• Policy: Pages 13 and 33 to 35
• In focus: climate change risks and opportunities	• Position and performance: Pages 7 and 13 to 14
• Risk: Pages 30 and 33 to 34
• Impact: Pages 13 to 15 and 33 to 35

Social and community matters
Relevant sections of Annual Report & Accounts:

• Improving health and well-being	• Policy: Pages 13 and 15
• Enhancing livelihoods	• Position and performance: Pages 7, 13 to 15
• Safety	• Risk: Page 31
• Engaging stakeholders	• Impact: Pages 13 to 15

Employee matters
Relevant sections of Annual Report & Accounts:
• Developing a future-fit workforce	• Policy: Pages 14 and 16
• Diversity and inclusion	• Position and performance: Pages 10 and 16
• Recruitment and retention	• Risk: Page 29
• Enhancing livelihoods	• Impact: Page 14 and 16

Human rights matters
Relevant sections of Annual Report & Accounts:

• Diversity and inclusion	• Policy: Pages 14 and 17
• Enhancing livelihoods	• Position and performance: Pages 7 and 14
• Risk: Page 29
• Impact: Pages 14 and 17

Anti-corruption and bribery matters
Relevant section of Annual Report & Accounts:

• Business integrity	• Policy: Page 16
• Position and performance: Page 16
• Risk: Pages 29 and 31
• Impact: Page 16

Annual Report on Form 20-F 2018	Strategic Report	19

FINANCIAL REVIEW

FINANCIAL OVERVIEW 2018

CONSOLIDATED INCOME STATEMENT

Turnover declined by 5.1% to €51.0 billion including an unfavourable currency impact of 6.7% (2017: 2.1% unfavourable currency impact) mainly due to weakening of currencies in key emerging markets such as Brazil, Argentina and India. Underlying sales growth^ was 2.9% (2017: 3.1%), with a positive contribution from all divisions. Underlying volume growth was 1.9% (2017: 0.8%) and underlying price growth was 0.9% (2017: 2.3%). The net impact of acquisitions and disposals was a reduction in turnover of 1.0% (2017: 0.9% increase) with the impact of recent acquisitions such as Carver Korea and Quala outweighed by the disposal of the spreads businesses. Emerging markets contributed 58% of total turnover (2017: 58%) with underlying sales growth of 4.6% (2017: 5.9%) coming from price growth of 1.7% and volume growth of 2.8%. Developed markets underlying sales growth was 0.5% coming from volume growth of 0.7% slightly offset by price decline of 0.2%.

Underlying operating margin improved by 0.9 percentage points to 18.4%. Gross margin improved by 0.5 percentage points driven by margin-accretive innovations and continued strong delivery from our ‘5-S’ savings programmes. As a percentage of turnover, overheads and brand and marketing investment were down by 0.3 percentage points and 0.1 percentage points respectively as a result of productivity gains from zero-based budgeting.

Operating profit was up 41.5% to €12.5 billion (2017: €8.9 billion) as a result of €3,176 million from non-underlying items. Non-underlying items within operating profit comprised a gain on spreads disposal of €4,331 million, a credit from the early settlement of contingent consideration related to the Blueair acquisition of €277 million, partially offset by restructuring costs of €914 million, acquisition and disposal related costs of €201 million and impairment and one-off items of €317 million.

Highlights for the year ended 31 December

	2018	2017	% change
Turnover (€ million)	50,982	53,715	(5.1)
Operating profit (€ million)	12,535	8,857	41.5
Underlying operating profit (€ million)*	9,359	9,400	(0.4)
Profit before tax (€ million)	12,383	8,153	51.9
Net profit (€ million)	9,808	6,486	51.2
Diluted earnings per share (€)	3.48	2.15	62.0
Underlying earnings per share (€)*	2.36	2.24	5.2

Net finance costs were €481 million in 2018 compared with €877 million in 2017, which included a one-off cost of €382 million for the buyback of the Unilever NV preference shares. The cost of financing net borrowings was €57 million higher than 2017. The increase was primarily driven by an increase in net debt which was partially offset by lower interest rates and a prior year one-off in Brazil relating to the interest element of an indirect tax amnesty programme. The average interest rate on net debt reduced to 2.2% from 2.7% in 2017. The pensions financing charge was €25 million, down from €96 million in 2017 reflecting a lower pension deficit at the beginning of 2018.

A monetary gain of €122 million was recorded following adoption of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ in Argentina (see note 1) from 1 July 2018.

The effective tax rate was 21.1% compared with 20.8% in the prior year. In both years the rate was low relative to longer term norms, due to the significant impact on tax of the disposals of our spreads businesses in 2018 and US tax reform in 2017.

Net profit from joint ventures and associates was up 19% at €185 million, with the increase coming mainly from a gain on disposal of the spreads business of the Portuguese joint venture. Other income from non-current investments was €22 million versus €18 million in the prior year.

Diluted earnings per share were up 62.0% at €3.48. The increase was mainly driven by the €4,331 million gain on disposal for the spreads businesses, improvement in operating margin and the impact of the share buyback programmes.

The independent auditors’ reports issued by KPMG Accountants N.V. and KPMG LLP on the consolidated results of the Group, as set out in the financial statements, were unqualified and contained no exceptions or emphasis of matter. For more details see pages 67 to 74.

The consolidated financial statements have been prepared in accordance with IFRS as adopted by the EU and IFRS as issued by the International Accounting Standards Board. The critical accounting policies and those that are most significant in connection with our financial reporting are set out in note 1 on pages 79 to 82 and are consistent with those applied in 2017.

*	Certain measures used in our reporting are not defined under IFRS. For further information about these measures, please refer to the commentary on non-GAAP measures on pages 23 to 26.
^

Wherever referenced in this report, underlying sales growth (USG) and underlying price growth (UPG) do not include price growth in Venezuela for the whole of 2018 and in Argentina from July 2018. USG and UPG for 2017 do not include Q4 2017 price growth in Venezuela. See pages 23 and 24 on non-GAAP measures for further details.

20	Strategic Report	Annual Report on Form 20-F 2018

The Group has revised its operating segments to align with the new structure under which the business is managed. Operating segment information is now provided based on three product areas: Beauty & Personal Care, Foods & Refreshment and Home Care.

BEAUTY & PERSONAL CARE

	2018	2017	% change
Turnover (€ million)	20,624	20,697	(0.3)

Operating profit (€ million)	4,130	4,103	0.7

Underlying operating profit (€ million)	4,508	4,375	3.0

Operating margin (%)	20.0	19.8	0.2

Underlying operating margin (%)	21.9	21.1	0.8

Underlying sales growth (%)	3.1	2.9

Underlying volume growth (%)	2.5	1.4

Underlying price growth (%)	0.6	1.5

KEY DEVELOPMENTS

•	Turnover declined by 0.3% including a negative currency impact of 7.0%. Acquisitions contributed 3.9% and underlying sales growth was 3.1%. Dove delivered another year of broad-based growth. Skin care grew strongly helped by innovations such as the new Vaseline range with clinical strength moisturisation and other brands addressing the fast growing naturals trend including Love, Beauty & Planet. Growth in skin cleansing was helped by innovations such as the relaunch of Lifebuoy with active silver, new premium formats including Dove exfoliating body polishes and our new cleansing brands such as Korea Glow. Deodorants delivered good volume growth helped by strong performance on Dove but pricing was muted. The newly acquired Schmidt’s grew strongly. Sales in oral care were flat due to ongoing competitive pressures. Prestige performed well with double digit growth on Hourglass, Ren, Living Proof and Kate Sommerville as well as improved momentum on Dermalogica and Murad. Dollar Shave Club grew double digits and continued to build scale in the US.
•	Underlying operating profit increased by €133 million. Underlying operating margin and underlying sales growth improvement added €302 million and €136 million respectively, offset by a €484 million adverse impact from exchange rate movements. Acquisition related activities contributed €179 million. Underlying operating margin improvement reflects brand and marketing efficiencies from zero based budgeting.

FOODS & REFRESHMENT

	2018	2017	% change
Turnover (€ million)	20,227	22,444	(9.9)

Operating profit (€ million)	7,245	3,616	100.4

Underlying operating profit (€ million)	3,534	3,737	(5.4)

Operating margin (%)	35.8	16.1	19.7

Underlying operating margin (%)	17.5	16.7	0.8

Underlying sales growth (%)	2.0	2.7

Underlying volume growth (%)	1.3	(0.2)

Underlying price growth (%)	0.7	3.0

KEY DEVELOPMENTS

•	Turnover declined by 9.9% including a negative currency impact of 5.6%. Acquisitions and disposals had an unfavourable impact of 6.4% reflecting the disposal of the spreads business. Underlying sales growth was 2.0% coming from volume growth of 1.3% and price growth of 0.7%. Ice cream had another strong year helped by innovations on our premium brands which included a new Magnum praline variant and a non-dairy range of Ben & Jerrys. The launch of Kinder® ice cream and good weather helped to drive strong ice cream growth in Europe. Sales in tea grew modestly: emerging markets growth was driven by good performance on core brands like Brooke Bond in India whilst in developed markets challenges in black tea offset good growth from Pukka and the new organic Lipton range. In savoury, Knorr was helped by good performance of cooking products in emerging markets and more organic and natural innovations such as a new ‘soup in glass’ range. In dressings, campaigns centred around Hellmann’s purpose to fight food waste helped to increase brand equity, but sales were held back by promotional intensity particularly in the US. Our actions to transform the portfolio are working: strong innovations including Knorr rice and pasta pots as well as our new brands Red Red, PrepCo and Mãe Terra helped us build scale in the fast growing snacking segment.

•	Underlying operating profit declined by €203 million including a €236 million adverse contribution from exchange rate movements. Underlying operating margin improvement added €247 million and underlying sales growth contributed €56 million. Acquisition and disposal related activities had an overall negative impact of €270 million mainly due to loss of profit of the spreads business from the date of its disposal on 2 July 2018. Underlying operating margin improvement reflects strong gross margin improvement and lower overheads despite an adverse impact from the spreads disposal.

HOME CARE

	2018	2017	% change
Turnover (€ million)	10,131	10,574	(4.2)

Operating profit (€ million)	1,160	1,138	1.9

Underlying operating profit (€ million)	1,317	1,288	2.3

Operating margin (%)	11.5	10.8	0.7

Underlying operating margin (%)	13.0	12.2	0.8

Underlying sales growth (%)	4.2	4.4

Underlying volume growth (%)	2.3	2.1

Underlying price growth (%)	1.9	2.3

KEY DEVELOPMENTS

•	Turnover declined by 4.2% including an adverse currency impact of 8.3%. Underlying sales growth was 4.2%, coming from volume growth of 2.3% and price growth of 1.9%. Home and hygiene grew strongly led by Sunlight which was helped by a new communication focussed on building functional awareness, as well as the continued success of Domestos toilet blocks. In fabric sensations, Comfort was helped by market development in India and China as well as the launch into Germany. Fabric solutions grew strongly helped by our strategy to encourage consumers in emerging markets to uptrade to premium formulations like Surf Excel Matics in India, and innovations such as Omo eco active with recycled packaging, plant extracts and naturally derived fragrances. Seventh Generation also grew well.
•	Underlying operating profit increased by €29 million, including a €144 million adverse contribution from exchange rate movements. Underlying operating margin improvement contributed €113 million. Underlying sales growth and acquisition and disposal related activities added €55 million and €5 million respectively. Underlying operating margin improvement was mainly due to lower overheads and brand and marketing efficiencies.

Annual Report on Form 20-F 2018	Strategic Report	21

FINANCIAL REVIEW CONTINUED

CASH FLOW

Cash flow from operating activities was €9.0 billion, a decline of €0.5 billion compared to the prior year. Free cash flow was €5.0 billion, a reduction of €0.4 billion on the prior year. The reductions reflected the impact of currency devaluation and higher working capital, including a €0.4 billion increase arising from the disposal of spreads.

	€ million 2018	€ million 2017
Operating profit	12,535	8,857
Depreciation, amortisation and impairment	1,747	1,538
Changes in working capital	(793)	(68)
Pensions and similar obligations less payments	(128)	(904)
Provisions less payments	55	200
Elimination of (profits)/losses on disposals	(4,299)	(298)
Non-cash charge for share-based compensation	196	284
Other adjustments	(266)	(153)
Cash flow from operating activities	9,047	9,456
Income tax paid	(2,294)	(2,164)
Net capital expenditure	(1,424)	(1,621)
Net interest and preference dividends paid	(367)	(316)
Free cash flow*	4,962	5,355
Net cash flow (used in)/from investing activities	4,644	(5,879)
Net cash flow (used in)/from financing activities	(11,548)	(1,433)

*	Certain measures used in our reporting are not defined under IFRS. For further information about these measures, please refer to the commentary on non-GAAP measures on pages 23 to 26.

Net inflow from investing activities was €4.6 billion, an increase of €10.5 billion compared to the prior year. The increase reflects proceeds of €7.2 billion from the disposal of spreads and higher spend on acquisitions during the prior year.

The net outflow from financing activities was €11.5 billion, compared with €1.4 billion in the prior year. In 2018 there were repayments of financial liabilities of €6.6 billion compared with €2.6 billion in 2017; and an outflow from changes in short-term borrowings of €4.0 billion, compared with an inflow of €2.7 billion in 2017. The cash outflow in respect of the repurchase of shares in 2018 was €6.0 billion, compared with €5.0 billion in the prior year.

BALANCE SHEET

At 31 December 2018, Unilever’s combined market capitalisation was €121.8 billion compared with €127.9 billion at the end of 2017.

Goodwill and intangible assets increased by €1.1 billion mainly coming from the acquisition of Quala and restatement of goodwill in relation to adoption of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ in Argentina (see note 1 and note 9). The increase was partially offset by impairment of Blueair. All material goodwill and indefinite-life intangible assets have been tested for impairment with no charge recognised during the year other than for Blueair. Other non-current assets decreased by €0.4 billion mainly due to a reduction in the value of pension assets.

	€ million 2018	€ million 2017
Goodwill and intangible assets	29,493	28,401
Other non-current assets	14,482	14,901
Current assets	15,481	16,983
Total assets	59,456	60,285
Current liabilities	19,772	23,177
Non-current liabilities	27,392	22,721
Total liabilities	47,164	45,898
Shareholders’ equity	11,572	13,629
Non-controlling interest	720	758
Total equity	12,292	14,387
Total liabilities and equity	59,456	60,285

Current assets decreased from €17.0 billion to €15.5 billion mainly reflecting the reduction in assets held for disposals as a result of the completion of the spreads transactions on 2 July 2018. Current liabilities were €19.8 billion, a decrease of €3.4 billion compared to the prior year. The decrease was due to repayment of short-term liabilities which were replaced by long term borrowings. Non-current liabilities were €27.4 billion, an increase of €4.7 billion on the prior year. During the year the Group issued bonds worth over €6.0 billion and repaid notes of about €1.0 billion. See note 15C for analysis of bonds and other loans.

The table below shows the movement in net pension liability during the year. The increase from €0.6 billion at the beginning of the year to €0.9 billion at the end of 2018 was primarily due to reduced pension assets, driven by adverse equity markets towards the end of 2018.

€ million 2018
1 January	(561)
Current service cost	(220)
Employee contributions	17
Actual return on plan assets (excluding interest)	(1,108)
Net interest cost	(25)
Actuarial gain	671
Employer contributions	383
Currency retranslation	26
Other movements(a)	(57)
31 December	(874)

(a)

Other movements relate to special termination benefits, past service costs including losses/(gains) on curtailment, settlements and other immaterial movements. For more details see note 4B on pages 87 to 92.

FINANCE AND LIQUIDITY

Approximately €0.8 billion (or 26%) of the Group’s cash and cash equivalents are held in the parent and central finance companies, for maximum flexibility. These companies provide loans to our subsidiaries that are also funded through retained earnings and third party borrowings. We maintain access to global debt markets through an infrastructure of short and long-term debt programmes. We make use of plain vanilla derivatives, such as interest rate swaps and foreign exchange contracts, to help mitigate risks. More detail is provided in notes 16, 16A, 16B and 16C on pages 110 to 115.

The remaining €2.4 billion (74%) of the Group’s cash and cash equivalents are held in foreign subsidiaries which repatriate distributable reserves on a regular basis. For most countries, this is done through dividends free of tax. This balance includes €154 million (2017: €206 million, 2016: €240 million) of cash that is held in a few countries where we face cross-border foreign exchange controls and/or other legal restrictions that inhibit our ability to make these balances available in any means for general use by the wider business. The cash will generally be invested or held in the relevant country and, given the other capital resources available to the Group, does not significantly affect the ability of the Group to meet its cash obligations.

We closely monitor all our exposures and counter-party limits.

Unilever has committed credit facilities in place for general corporate purposes. The undrawn bilateral committed credit facilities in place on 31 December 2018 were $7,865 million.

22	Strategic Report	Annual Report on Form 20-F 2018

CONTRACTUAL OBLIGATIONS AT 31 DECEMBER 2018

	€ million Total	€ million Due within 1 year	€ million Due in 1-3 years	€ million Due in 3-5 years	€ million Due in over 5 years
Long-term debt	24,428	2,950	4,533	4,683	12,262
Interest on financial liabilities	3,723	467	800	628	1,828
Operating lease obligations	2,464	481	758	501	724
Purchase obligations(a)	520	421	94	1	4
Finance leases	187	20	37	34	96
Other long-term commitments	1,390	678	590	95	27
Other financial liabilities	150	149	1	–	–
Total	32,862	5,166	6,813	5,942	14,941

(a)	For raw and packaging materials and finished goods.

Further details are set out in the following notes to the consolidated financial statements: note 10 on pages 100 and 101, note 15C on page 108 and 109, and note 20 on pages 120 to 122. Unilever is satisfied that its financing arrangements are adequate to meet its working capital needs for the foreseeable future. In relation to the facilities available to the Group, borrowing requirements do not fluctuate materially during the year and are not seasonal.

AUDIT FEES

Included within operating profit is €21 million (2017: €20 million) paid to the external auditor, of which €16 million (2017: €14 million) related to statutory audit services.

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

EXPLANATION AND RECONCILIATION

OF NON-GAAP MEASURES

Unilever uses ‘constant rate’ and ‘underlying’ measures primarily for internal performance analysis and targeting purposes. We present certain items, percentages and movements, using constant exchange rates, which exclude the impact of fluctuations in foreign currency exchange rates. We calculate constant currency values by translating both the current and the prior period local currency amounts using the prior period average exchange rates into euro, except for countries where the impact of consumer price inflation rates has escalated to extreme levels. In these countries, the local currency amounts before the application of IAS 29 are translated into euros using the period closing exchange rate.

The table below shows exchange rate movements in our key markets.

	Annual average rate in 2018	Annual average rate in 2017
Brazilian real (€1 = BRL)	4.282	3.573
Chinese yuan (€1 = CNY)	7.807	7.608
Indian rupee (€1 = INR)	80.730	73.258
Indonesia rupiah (€1 = IDR)	16831	15011
Philippine peso (€ 1 = PHP)	62.379	56.596
UK pound sterling (€1 = GBP)	0.884	0.876
US dollar (€1 = US$)	1.185	1.123

In the following sections we set out our definitions of the following non-GAAP measures and provide reconciliations to relevant GAAP measures:

•	underlying sales growth;
•	underlying volume growth;
•	underlying price growth;
•	non-underlying items;
•	underlying earnings per share;
•	underlying operating profit and underlying operating margin;
•	underlying effective tax rate;
•	constant underlying earnings per share;
•	free cash flow;
•	return on assets;
•	net debt; and
•	return on invested capital.

UNDERLYING SALES GROWTH

Underlying Sales Growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals and changes in currency. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself. Also excluded is the impact of price growth from countries where the impact of consumer price inflation (CPI) rates has escalated to extreme levels.

There are two countries where we have determined extreme levels of CPI exist. The first is Venezuela where in Q4 2017 inflation rates exceeded 1,000% and management considered that the situation would persist for some time. Consequently, price growth in Venezuela has been excluded from USG since Q4 2017. The second is Argentina, which from Q3 2018 has been accounted for in accordance with IAS 29, and thus from Q3 2018 Argentina price growth is excluded from USG. The adjustment made at Group level as a result of these two exclusions was a reduction in price growth of 32.4% for the year. This treatment for both countries will be kept under regular review.

Prior to Q3 2018 USG only excluded the impact of price changes in countries where consumer price inflation has escalated to extreme levels of 1,000% or more. However, given the need to account for our Argentinian business in accordance with IAS 29, we have now also excluded price changes in countries that need to be accounted for in accordance with IAS 29. Prior to Q3 2018 there were no countries that were accounted for under IAS 29, so no restatements are necessary.

Annual Report on Form 20-F 2018	Strategic Report	23

FINANCIAL REVIEW CONTINUED

The reconciliation of USG to changes in the GAAP measure turnover is as follows:

TOTAL GROUP	2018 vs 2017	2017 vs 2016
Turnover growth (%)(a)	(5.1)	1.9
Effect of acquisitions (%)	2.0	1.3
Effect of disposals (%)	(3.0)	(0.4)
Effect of exchange rates (%)(b)	(6.7)	(2.1)
Underlying sales growth (%)(b)	2.9	3.1

BEAUTY & PERSONAL CARE	2018 vs 2017	2017 vs 2016
Turnover growth (%)(a)	(0.3)	2.6
Effect of acquisitions (%)	3.9	1.8
Effect of disposals (%)	–	(0.1)
Effect of exchange rates (%)(b)	(7.0)	(1.9)
Underlying sales growth (%)(b)	3.1	2.9

FOODS & REFRESHMENT	2018 vs 2017	2017 vs 2016
Turnover growth (%)(a)	(9.9)	(0.4)
Effect of acquisitions (%)	0.8	0.2
Effect of disposals (%)	(7.2)	(0.8)
Effect of exchange rates (%)(b)	(5.6)	(2.4)
Underlying sales growth (%)(b)	2.0	2.7

HOME CARE	2018 vs 2017	2017 vs 2016
Turnover growth (%)(a)	(4.2)	5.6
Effect of acquisitions (%)	0.5	3.1
Effect of disposals (%)	(0.2)	(0.2)
Effect of exchange rates (%)(b)	(8.3)	(1.7)
Underlying sales growth (%)(b)	4.2	4.4

(a)

Turnover growth is made up of distinct individual growth components, namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

(b)

For 2018 underlying price growth in Venezuela (from January 2018) and Argentina (from July 2018) has been excluded from underlying sales growth and an equal and opposite adjustment made in effect of exchange rate. For 2017 only Q4 price growth in Venezuela has been excluded.

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

UNDERLYING PRICE GROWTH

Underlying price growth (UPG) is part of USG and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price we exclude the impact of price growth in Argentina and Venezuela as explained in USG above.

The relationship between USG, UVG and UPG is set out below:

	2018 vs 2017	2017 vs 2016
Underlying volume growth (%)	1.9	0.8
Underlying price growth (%)(a)	0.9	2.3
Underlying sales growth (%)	2.9	3.1

(a)

For 2018 underlying price growth in Venezuela (from January 2018) and Argentina (from July 2018) has been excluded from underlying price in the table above and an equal and opposite adjustment made in the effect of exchange rates. For 2017 only Q4 price growth in Venezuela has been excluded.

Refer to page 21 for the relationship between USG, UVG and UPG for each of the categories.

NON-UNDERLYING ITEMS

Several non-GAAP measures are adjusted to exclude items defined as non-underlying due to their nature and/or frequency of occurrence.

•	Non-underlying items within operating profit are: gains or losses on business disposals, acquisition and disposal related costs, restructuring costs, impairments and other significant one-off items within operating profit
•	Non-underlying items not in operating profit but within net profit are: significant and unusual items in net finance cost, monetary gain/(loss) arising from hyperinflationary economies, share of profit/(loss) of joint ventures and associates and taxation
•	Non-underlying items are both non-underlying items within operating profit and those non-underlying items not in operating profit but within net profit

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

Refer to note 7 on page 96 for reconciliation of net profit attributable to shareholders’ equity to underlying profit attributable to shareholders’ equity.

24	Strategic Report	Annual Report on Form 20-F 2018

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

The reconciliation of operating profit to underlying operating profit is as follows:

	€ million 2018	€ million 2017
Operating profit	12,535	8,857
Non-underlying items within operating profit (see note 3)	(3,176)	543
Underlying operating profit	9,359	9,400
Turnover	50,982	53,715
Operating margin	24.6%	16.5%
Underlying operating margin	18.4%	17.5%

Further details of non-underlying items can be found in note 3 on page 85 of the consolidated financial statements.

UNDERLYING EFFECTIVE TAX RATE

The underlying effective tax rate is calculated by dividing taxation excluding the tax impact of non-underlying items by profit before tax excluding the impact of non-underlying items and share of net profit/(loss) of joint ventures and associates. This measure reflects the underlying tax rate in relation to profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates. Tax impact on non-underlying items within operating profit is the sum of the tax on each non-underlying item, based on the applicable country tax rates and tax treatment. This is shown in the following table:

	€ million 2018	€ million 2017
Taxation	2,575	1,667
Tax impact of:
Non-underlying items within operating profit(a)	(259)	77
Non-underlying items not in operating profit but within net profit(a)	(29)	578
Taxation before tax impact of non-underlying	2,287	2,322
Profit before taxation	12,383	8,153
Non-underlying items within operating profit before tax(a)	(3,176)	543
Non-underlying items not in operating profit but within net profit before tax(b)	(122)	382
Share of net (profit)/loss of joint ventures and associates	(185)	(155)
Profit before tax excluding non-underlying items before tax and share of net profit/ (loss) of joint ventures and associates	8,900	8,923
Underlying effective tax rate	25.7%	26.0%

(a)	Refer to note 3 for further details on these items.
(b)

2018 amount excludes €32 million gain on disposal of spreads business by the joint venture in Portugal which is included in the share of net profit/(loss) of joint ventures and associates line. Including the €32 million, total non-underlying items not in operating profit but within net profit before tax is €154 million. See note 3.

CONSTANT UNDERLYING EARNINGS PER SHARE

Constant underlying earnings per share (constant underlying EPS) is calculated as underlying profit attributable to shareholders’ equity at constant exchange rates and excluding the impact of both translational hedges and price inflation in Venezuela (for the whole of 2018) and Argentina (from July 2018) divided by the diluted average number of ordinary shares. This measure reflects the underlying earnings for each ordinary share of the Group in constant exchange rates.

The reconciliation of underlying profit attributable to shareholders’ equity to constant underlying earnings attributable to shareholders’ equity and the calculation of constant underlying EPS is as follows:

	€ million 2018	€ million 2017
Underlying profit attributable to shareholders’ equity(a)	6,365	6,315
Impact of translation from current to constant exchange rates and translational hedges	7,112	95
Impact of Venezuela and Argentina price inflation(b)	(6,551)	–
Constant underlying earnings attributable to shareholders’ equity	6,926	6,410
Diluted combined average number of share units (millions of units)	2,694.8	2,814.0
Constant underlying EPS (€)	2.57	2.28

(a)	See note 7.
(b)	See pages 23 and 24 for further details.

From 2018, in our reporting of growth in constant underlying EPS, we translate the prior period using an annual average exchange rate rather than monthly averages. This change has been made to align with the prior period constant exchange rate used for calculating USG. The impact of this is an increase of €0.01 per share in 2017 constant underlying EPS.

FREE CASH FLOW

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

The reconciliation of net profit to FCF is as follows:

	€ million 2018	€ million 2017
Net profit	9,808	6,486
Taxation	2,575	1,667
Share of net profit of joint ventures/associates and other income from non-current investments	(207)	(173)
Net monetary gain arising from hyperinflationary economies	(122)	–
Net finance costs	481	877
Depreciation, amortisation and impairment	1,747	1,538
Changes in working capital	(793)	(68)
Pensions and similar obligations less payments	(128)	(904)
Provisions less payments	55	200
Elimination of (profits)/losses on disposals	(4,299)	(298)
Non-cash charge for share-based compensation	196	284
Other adjustments	(266)	(153)
Cash flow from operating activities	9,047	9,456
Income tax paid	(2,294)	(2,164)
Net capital expenditure	(1,424)	(1,621)
Net interest and preference dividends paid	(367)	(316)
Free cash flow	4,962	5,355
Net cash flow (used in)/from investing activities	4,644	(5,879)
Net cash flow (used in)/from financing activities	(11,548)	(1,433)

Annual Report on Form 20-F 2018	Strategic Report	25

FINANCIAL REVIEW CONTINUED

RETURN ON ASSETS

Return on assets is a measure of the return generated on assets for each division. This measure provides additional insight on the performance of the divisions and assists in formulating long-term strategies with respect to allocation of capital, across divisions. Division return on assets is calculated as underlying operating profit after tax for the division divided by the annual average of: property, plant and equipment, net assets held for sale (excluding goodwill and intangibles), inventories, trade and other current receivables, and trade payables and other current liabilities, for each division. The annual average is computed by adding the amounts at the beginning and the end of the calendar year and dividing by two.

	€ million	€ million	€ million
	Beauty &	Foods &	Home	€ million
2018	Personal Care	Refreshment	Care	Total
Underlying operating profit before tax	4,508	3,534	1,317	9,359
Tax on underlying operating profit	(1,159)	(908)	(338)	(2,405)
Underlying operating profit after tax	3,349	2,626	979	6,954
Property plant and equipment	3,631	4,783	1,933	10,347
Net assets held for sale	1	25	–	26
Inventories	1,737	1,761	803	4,301
Trade and other receivables	2,319	3,027	1,139	6,485
Trade payables and other current liabilities	(5,478)	(5,984)	(2,995)	(14,457)
Period end assets (net)	2,210	3,612	880	6,702
Average assets for the period (net)	2,178	3,830	799	6,807
Division return on assets	154%	69%	123%	102%
2017
Underlying Operating Profit before tax	4,375	3,737	1,288	9,400
Tax on underlying operating profit	(1,139)	(972)	(335)	2,446
Underlying Operating Profit after tax	3,236	2,765	953	6,954
Property plant and equipment	3,520	5,104	1,787	10,411
Net assets held for sale	1	742	–	743
Inventories	1,590	1,637	735	3,962
Trade and other receivables	2,018	2,172	1,032	5,222
Trade payables and other current liabilities	(4,984)	(5,606)	(2,836)	(13,426)
Period end assets (net)	2,145	4,049	718	6,912
Average assets for the period (net)	2,122	4,201	778	7,101
Division return on assets	152%	66%	122%	98%

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

The reconciliation of total financial liabilities to net debt is as follows:

	€ million 2018	€ million 2017
Total financial liabilities	(24,885)	(24,430)
Current financial liabilities	(3,235)	(7,968)
Non-current financial liabilities	(21,650)	(16,462)

Cash and cash equivalents as per balance sheet	3,230	3,317
Cash and cash equivalents as per cash flow statement	3,090	3,169
Add bank overdrafts deducted therein	140	167
Less cash and cash equivalents held for sale	–	(19)

Other current financial assets	874	770
Net debt	(20,781)	(20,343)

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

	€ million 2018	€ million 2017
Underlying operating profit before tax(a)	9,359	9,400
Tax on underlying operating profit(b)	(2,405)	(2,446)
Underlying operating profit after tax	6,954	6,954
Goodwill	17,341	16,881
Intangible assets	12,152	11,520
Property, plant and equipment	10,347	10,411
Net assets held for sale	108	3,054
Inventories	4,301	3,962
Trade and other current receivables	6,485	5,222
Trade payables and other current liabilities	(14,457)	(13,426)
Period-end invested capital	36,277	37,624
Average invested capital for the period	36,951	36,222
Return on average invested capital	18.8%	19.2%

(a)	See reconciliation of operating profit to underlying operating profit on page 25.
(b)	Tax on underlying operating profit is calculated as underlying operating profit before tax multiplied by underlying effective tax rate of 25.7% (2017: 26.0%) which is shown on page 25.

26	Strategic Report	Annual Report on Form 20-F 2018

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

Unilever adopts a risk profile that is aligned to our vision to grow our business, while decoupling our environmental footprint from our growth and increasing our positive social impact. Our appetite for risk is driven by the following:

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

The Boards have established a clear organisational structure with well defined accountabilities for the principal risks that Unilever faces in the short, medium and long term. This organisational structure and distribution of accountabilities and responsibilities ensure that every country in which we operate has specific resources and processes for risk reviews and risk mitigation. This is supported by the Unilever Leadership Executive, which takes active responsibility for focusing on the principal areas of risk to Unilever. The Boards regularly review these risk areas, including consideration of environmental, social and governance matters, and retain responsibility for determining the nature and extent of the significant risks that Unilever is prepared to take to achieve its strategic objectives.

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

We have a framework of Code Policies that underpins the Code of Business Principles and set out the non-negotiable standards of behaviour expected from all our employees.

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

Details of the activities of the Audit Committee in relation to this can be found in the Report of the Audit Committee on pages 43 to 45.

Further statements on compliance with the specific risk management and control requirements in the Dutch Corporate Governance Code, the UK Corporate Governance Code, the US Securities Exchange Act (1934) and the Sarbanes-Oxley (2002) Act can be found on pages 41 and 42.

Annual Report on Form 20-F 2018	Strategic Report	27

RISKS CONTINUED

VIABILITY STATEMENT

The Directors have reviewed the long-term prospects of the Group in order to assess its viability. This review incorporated the activities and key risks of the Group together with the factors likely to affect the Group’s future development, performance, financial position, cash flows, liquidity position and borrowing facilities as described on pages 1 to 26. In addition, we describe in notes 15 to 18 on pages 104 to 120 the Group’s objectives, policies and processes for managing its capital, its financial risk management objectives, details of its financial instruments and hedging activities and its exposures to credit and liquidity risk.

ASSESSMENT

In order to report on the long-term viability of the Group, the Directors reviewed the overall funding capacity and headroom available to withstand severe events and carried out a robust assessment of the principal risks facing the Group, including those that would threaten its business model, future performance, solvency or liquidity. The assessment assumes that any debt maturing in the next three years can be re-financed at commercially acceptable terms or via our current standby facility. This assessment also included reviewing and understanding the mitigation factors in respect of each of those risks. The risk factors are summarised on pages 29 to 33.

The viability assessment has two parts:

•

First, the Directors considered the period over which they have a reasonable expectation that the Group will continue to operate and meet its liabilities, taking into account current debt facilities and debt headroom; and

•	Second, they considered the potential impact of severe but plausible scenarios over this period, including:
•

assessing scenarios for each individual principal risk, for example the termination of our relationships with the three largest global customers; the loss of all material litigation cases; a major IT data breach and the lost cost and growth opportunities from not keeping up with technological changes; and

•	assessing scenarios that involve more than one principal risk including the following multi risk scenarios:

Multi risk scenarios modelled	Level of severity reviewed	Link to principal risk

Contamination issue with one of our products leading to lower sales of products of this brand and the temporary closure of our largest sourcing unit.	A fine equal to 1% of Group turnover was considered along with damage to our largest brand and disruption to supply chain.	• Safe and high-quality products • Brand preference • Supply chain

Major global incident affecting one or more of the Group’s key locations resulting in an outage for a year in a key sourcing unit and significant water shortages in our key developing markets.	The complete loss of all of our turnover in our largest geographic market was considered along with destruction of a key sourcing unit and reduced demand for our products that require water.	• Economic and political instability • Supply chain • Climate change

Global economic downturn leading to an increase in funding costs and the loss of our three largest customers.	Significant business disruption in our largest emerging market was considered with the impact of losing our three key customers.	• Economic and political instability • Treasury and pensions • Customer relationships

FINDINGS

•

Firstly, a three-year period is considered appropriate for this viability assessment because it is the period covered by the strategic plan; and it enables a high level of confidence in assessing viability, even in extreme adverse events, due to a number of factors such as:

•	the Group has considerable financial resources together with established business relationships with many customers and suppliers in countries throughout the world;
•	high cash generation by the Group’s operations and access to the external debt markets;
•	flexibility of cash outflow with respect to significant marketing programmes and capital expenditure projects which usually have a 2-3 year horizon; and
•	the Group’s diverse product and geographical activities which are impacted by continuously evolving technology and innovation.
•

Secondly, for each of our 14 principal risks, worst case plausible scenarios have been assessed together with multiple risk scenarios. None of the scenarios reviewed, either individually or in aggregate would cause Unilever to cease to be viable.

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

All the principal risks could impact our business within the next two years (ie short-term risks), or could impact our business over the next three to five years (ie medium-term risks). Some principal risks, such as climate change, could also impact over the longer term (ie beyond five years).

Our principal risks have not fundamentally changed this year apart from the addition of a plastic packaging risk. Given the nature of our business, a reduction in the amount of plastic packaging and increase in the use of recyclable content in our packaging is critical to our future success.

28	Strategic Report	Annual Report on Form 20-F 2018

As well as identifying the most relevant risks for our business we reflect on whether we think the level of risk associated with each of our principal risks is increasing or decreasing. In addition to our plastic packaging risk there are three areas where we believe there is an increased level of risk:

•

Customer Relationships: technology is changing our channel landscape and hence changing the nature of the relationships with our traditional customers as well as requiring us to develop relationships with new customers who are driving e-commerce development;

•	Systems and Information: the number of cybersecurity attacks is still increasing significantly, and incidents are becoming more sophisticated as technology further evolves; and
•

Business Transformation: this risk has increased as a result of the speed of technological change which means the pressure to digitalise our business to take advantage of the opportunities it presents, both in terms of growth and cost efficiency, is increasing.

If the circumstances in these risks occur or are not successfully mitigated, our cash flow, operating results, financial position, business and reputation could be materially adversely affected. In addition, risks and uncertainties could cause actual results to vary from those described, which may include forward-looking statements, or could impact on our ability to meet our targets or be detrimental to our profitability or reputation.

DESCRIPTION OF RISK

BRAND PREFERENCE

As a branded goods business, Unilever’s success depends on the value and relevance of our brands and products to consumers around the world and on our ability to innovate and remain competitive.

Consumer tastes, preferences and behaviours are changing more rapidly than ever before, and Unilever’s ability to identify and respond to these changes is vital to our business success.

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

Annual Report on Form 20-F 2018	Strategic Report	29

RISKS CONTINUED

DESCRIPTION OF RISK

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

PLASTIC PACKAGING

A reduction in the amount of plastic and an increase in the use of recyclable content in our packaging is critical to our future success.

Both consumer and customer responses to the environmental impact of plastic waste and emerging regulation by governments to tax or ban the use of certain plastics requires us to find solutions to reduce the amount of plastic we use; increase recycling post-consumer use; and to source recycled plastic for use in our packaging. We are also dependent on the work of our industry partners to create and improve recycling infrastructures throughout the globe.

Not only is there a risk around finding appropriate replacement materials, due to high demand the cost of recycled plastic or other alternative packaging materials could significantly increase in the foreseeable future and this could impact our business performance. We could also be exposed to higher costs as a result of taxes or fines if we are unable to comply with plastic regulations which would again impact our profitability and reputation.

CUSTOMER RELATIONSHIPS

Successful customer relationships are vital to our business and continued growth.

Maintaining strong relationships with our existing customers and building relationships with new customers who have built new technology-enabled business models to serve changing shopper habits are necessary to ensure our brands are well presented to our consumers and available for purchase at all times.

The strength of our customer relationships also affects our ability to obtain pricing and competitive trade terms. Failure to maintain strong relationships with customers could negatively impact our terms of business with affected customers and reduce the availability of our products to consumers.

30	Strategic Report	Annual Report on Form 20-F 2018

DESCRIPTION OF RISK

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

Our supply chain network is exposed to potentially adverse events such as physical disruptions, environmental and industrial accidents, trade restrictions or disruptions at a key supplier, which could impact our ability to deliver orders to our customers.

The cost of our products can be significantly affected by the cost of the underlying commodities and materials from which they are made. Fluctuations in these costs cannot always be passed on to the consumer through pricing.

Changes in trade relationships between Europe and the UK as a result of Brexit could give rise to both a supply and cost issue.

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

In addition, increasing digital interactions with customers, suppliers and consumers place ever greater emphasis on the need for secure and reliable IT systems and infrastructure and careful management of the information that is in our possession to ensure data privacy.

Annual Report on Form 20-F 2018	Strategic Report	31

RISKS CONTINUED

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

Continued digitalisation of our business models and processes together with enhancing data management capabilities is a critical part of our transformation. Failure to keep pace with such technological change would significantly impact our growth and profitability.

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

32	Strategic Report	Annual Report on Form 20-F 2018

DESCRIPTION OF RISK

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

Unilever is subject to national and regional laws and regulations in such diverse areas as product safety, product claims, trademarks, copyright, patents, competition, employee health and safety, data privacy, the environment, corporate governance, listing and disclosure, employment and taxes.

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

The Boards take overall accountability for the management of climate change risks and opportunities with support from the ULE and the USLP Steering Team (see page 46). Chaired by Keith Weed in 2018, the USLP Steering Team includes nine members of the ULE and meets five times a year. During 2018, there were numerous agenda items on topics related to climate change including our overall climate strategy and our renewable electricity target.

For management employees (including the ULE), incentives include fixed pay, a bonus as a percentage of fixed pay and a long-term management co-investment plan (MCIP) linked to financial and USLP performance. The USLP component accounts for 25% of total MCIP award. The sustainability component of MCIP includes consideration of our progress against climate change, water and palm oil targets, which among others, underpin our climate strategy. See pages 52 to 54 for more on MCIP.

UNDERSTANDING IMPACT

Climate change has been identified as a principal risk to Unilever which has the potential to impact our business in the short, medium and long-term. Further details on the nature of climate risks and opportunities for Unilever can be found in our 2018 CDP Climate submission (see further climate change disclosures on pages 7 and 14).

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

Between today and 2100 there will be gradual changes towards these endpoints and we have looked at the impact on our business in 2030 assuming we have the same business activities as we do today. We also made the following simplifying assumptions:

•	In the 2°C scenario, we assumed that in the period to 2030 society acts rapidly to limit greenhouse gas emissions and puts in place measures to restrain deforestation and discourage emissions (for example implementing carbon pricing at $75-$100 per tonne, taken from the International Energy Agency’s 450 scenario). We have assumed that there will be no significant impact to our business from the physical ramifications of climate change by 2030 – ie from greater scarcity of water or increased impact of severe weather events. The scenario assesses the impact on our business from regulatory changes.
•	In the 4°C scenario, we assumed climate policy is less ambitious and emissions remain high so the physical manifestations of climate change are increasingly apparent by 2030. Given this we have not included impacts from regulatory restrictions but focus on those resulting from the physical impacts.

Annual Report on Form 20-F 2018	Strategic Report	33

We identified the material impacts on Unilever’s business arising from each of these scenarios based on existing internal and external data. The impacts were assessed without considering any actions that Unilever might take to mitigate or adapt to the adverse impacts or to introduce new products which might offer new sources of revenue as consumers adjust to the new circumstances.

The main impacts of the 2°C scenario were as follows:

•	Carbon pricing is introduced in key countries and hence there are increases in both manufacturing costs and the costs of raw materials such as dairy ingredients and the metals used in packaging.
•	Zero net deforestation requirements are introduced and a shift to sustainable agriculture puts pressure on agricultural production, raising the price of certain raw materials.

The main impacts of the 4°C scenario were as follows:

•	Chronic and acute water stress reduces agricultural productivity in some regions, raising prices of raw materials.
•	Increased frequency of extreme weather (storms and floods) causes increased incidence of disruption to our manufacturing and distribution networks.
•	Temperature increase and extreme weather events reduce economic activity, GDP growth and hence sales levels fall.

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

During 2018 we developed and piloted an approach to assess the impact of climate change on our key commodities. We selected soy for this pilot based on its importance to Unilever (large purchased volume), it being a high-profile crop in the countries where it is grown and the availability of good historical price data and suitable climate models.

We developed a methodology which combined forecasting future yields and quantifying the impact on commodity prices of soybean oil. Climate change was the only price factor accounted for in the model used to calculate the impact. Other factors which impact price, such as technology and acreage, were excluded. The model considered the direct risks from climate change to the price of soybean oil, such as change in yield and change in supply. Three modelling steps were performed:

•	Yield estimation: We analysed multiple agriculture and climate models to provide a forecast range of expected yields in key growing regions.
•	Price relationship: An econometric model was developed, based on an analysis of the soybean oil market and historical trends, to estimate the impact of climate-induced yield changes on future prices. This model considered the importance of co-products eg soybean meal, substitution potential eg with sunflower oil and industrial uses of soybean oil, as well as the impact of yield on price.
•	Impact estimation: Future yields and price impacts were then translated into an estimated financial exposure from climate change for our business, using our forecast procurement volumes.

Our pilot analysis showed that soybean yields may increase over the 2030 and 2050-time horizon and that subsequent lower prices may then lead to small potential reductions in our procurement spend on soy. While the results may indicate a low financial risk to our business, we would need to consider a wider range of risk factors when determining our strategic response. Indirect risks from climate change, such as catastrophic events or external policy response and adaptation could also have an impact but were not included in our modelling. Furthermore, these pilot results are specific to soy and can’t be applied to other crops. We have therefore decided to get broader understanding on the climate change risks to our agricultural sourcing and extend our analysis to two other important crops to Unilever: Palm Oil and Tea, for which suitable climate change models for yield predictions will be available in 2019.

RESPONDING TO RISKS AND OPPORTUNITIES

Unilever’s vision is to grow our business whilst decoupling our growth from our environmental footprint and increasing positive social impact. This vision explicitly recognises that sustainable growth – including management of climate-related risks and opportunities – is the only way to create long-term value for all our stakeholders.

The Unilever Sustainable Living Plan (USLP) was developed to deliver our vision. It is fully integrated with our business strategy. Climate-related issues are integral to the USLP. Two of our GHG reduction targets included in the USLP are recognised as science-based:

•	Halve the greenhouse gas impact of our products across the lifecycle by 2030 (this target covers all the phases across the lifecycle of our products: ingredients/raw materials, manufacturing, distribution, retail, packaging, consumer use and disposal)
•	Reduce scope 1 and 2 greenhouse gas emissions by 100% from our own operations by 2030 (this is part of our ambition to be become carbon positive in our manufacturing by 2030)

We are taking action across our value chain to reduce our emissions, creating growth opportunities and minimising risk. Our commitment to source 100% of our palm oil from sustainable sources is helping to avoid emissions from deforestation (see pages 14 and 47). Our efforts to reduce energy and GHG emissions in manufacturing are helping us to save costs. For example, by using less energy, we have already avoided energy costs in our factories of over €600 million since our baseline year of 2008.

Our divisions are taking action to reduce emissions. In Home Care we are focusing on concentrated liquid laundry detergents such as Persil, Omo and Surf Small & Mighty which help consumers to wash clothes at lower temperatures, reducing GHG by up to 50% per load. We have removed phosphates from all laundry powders worldwide, resulting in lower greenhouse gas emissions of up to 50% per consumer use. Our Foods & Refreshment division has prioritised reducing greenhouse gas emissions from ice cream freezers since 2008. As the world’s largest producer of ice cream, we have committed to accelerating the roll-out of freezer cabinets that use more climate-friendly natural (hydrocarbon) refrigerants. By 2018 our total purchase of these cabinets had increased to around 2.9 million.

Detailed Lifecycle Analysis has shown that our GHG contribution from animal-based agriculture, including fats and proteins, is relatively low: 7.5% for Foods & Refreshment and 2.5% for total Unilever. While emissions are comparatively low, the business opportunity is significant for natural and plant-based foods and beverages. We have a range of vegan and vegetarian variants such as Hellmann’s vegan mayonnaise, Ben & Jerry’s non-dairy ice creams, Magnum vegan and other options (see pages 11 to 12). We continue to actively promote vegetarian and vegan recipes, notably via our Knorr brand websites.

A number of our targets directly address risks and opportunities related to water scarcity caused by climate change. We estimate that the sale of products which address water scarcity issues could increase in our Home Care and Beauty & Personal Care divisions where a number of products are available which address water scarcity and/ or have a lower GHG in use. For example, our Beauty & Personal Care division is investing in water smart product innovations such as dry shampoo and cleansing conditioner which help consumers use less water while also offering relevant benefits such as reduced colour loss and damage which can arise from frequent washing. Home Care is combining insights in consumer behaviour and water consumption with innovative technology to develop new market opportunities, launching products and formulations that address water scarcity and help our consumers save water. Day2, the world’s first dry wash spray is made with only 0.02% of the water in a normal laundry load. Sunlight 2-in-1 Handwashing Laundry Powder and Rin (Radiant) detergent bar are also helping to reduce water consumption at point of use in water-stressed countries.

34	Strategic Report	Annual Report on Form 20-F 2018

Home Care is home to three brands, Pureit, Truliva/Qinyuan and Blueair, which are responding directly to issues related to climate change. Pureit and Truliva, our water purification businesses, offer products which provide safe drinking water to millions of people with a lower carbon footprint than alternatives. Our detailed lifecycle analysis shows that Pureit’s total carbon footprint is at least 80% lower than boiled or bottled water. Blueair, our indoor air purification business acquired in 2016, removes contaminants from the air, including hazardous sooty particles associated with the combustion of fossil fuels.

Several other targets in our USLP indirectly address climate risk and opportunities by aiming to support groups who are vulnerable to the effects of climate change and who are critical to our future growth, notably smallholder farmers and women in low income countries.

Unilever continues to support a number of policy measures to accelerate the transition to a low-carbon economy, including the pricing of carbon and removal of fossil fuel subsidies which act as negative carbon prices. We believe that carbon pricing is a fundamental part of the global response to climate change and without it, the world is unlikely to meet its greenhouse gas reduction targets. We have publicly supported calls for carbon pricing and are members of The Carbon Pricing Leadership Coalition, hosted by the World Bank. In 2016, we implemented an internal price on carbon as part of the business case appraisal for large capital expenditure projects. The carbon price is also applied to emissions from our manufacturing sites to raise a clean-tech fund. So far, €73 million has been allocated to this fund for energy and water saving projects. In January 2018 the price of carbon was €40 per tonne.

MEASURING AND REPORTING

We have been measuring and reporting on our energy and water consumption and carbon emissions since 1995. The USLP includes a number of stretching targets which relate to climate risks and opportunities across our value chain. Performance against key targets can be found on page 7 with commentary on page 13 and 14. Our website contains detailed commentary on our USLP targets as well as actions we are taking to achieve them.

Our ability to meet our climate-related targets partly depends on changes in the energy markets worldwide, such as the rate of installation of renewable electricity in many countries. We have a role to play as an industry leader to help shape those markets. We are working collaboratively with partners, suppliers and others to achieve our ambition.

We’ve created a detailed plan to annually assess the feasibility for Unilever to reach our target to halve the greenhouse gas impact of our products across the lifecycle by 2030, taking both external transitions towards a low-carbon economy as well as the latest available data and assumptions about our GHG footprint into account. The basis of this plan is the set of around 2,800 products representative of our global portfolio across all divisions for which we have full value-chain lifecycle analysis results.

We recalculated the footprint of these products using the latest 2030 projections on external transitions to a low-carbon economy (eg International Energy Agency 2030 projection on grid changes to renewable energy), low-carbon transition plans in our operations (eg achieving zero net deforestation by 2020, using 100% renewable energy by 2020) and Innovation Roadmaps (eg redesign for lower embedded carbon emissions, transforming the temperature-controlled supply chain).

In line with the Large and Medium sized Companies and Groups (Accounts and Reports) Regulations 2008 as amended by the Companies Act 2006 (Strategic Report and Directors’ Report) Regulations 2013 our greenhouse gas (GHG) emissions are set out below. For Scope 1 and 2 we report our CO2 emissions only but not other GHG emissions as these are considered to be not material. For Scope 3 we report our GHG emissions (eg CO2, CH4, N2O) in terms of CO2 equivalents.

We report our emissions with reference to the latest Greenhouse Gas Protocol Corporate Accounting and Reporting Standard (GHG Protocol) to calculate emissions of carbon dioxide from the combustion of fuels and the operation of facilities (Scope 1) and from purchased electricity, heat, steam and cooling (Scope 2, market-based method). Each year PwC assure selected manufacturing environmental metrics including carbon emissions from energy use and energy use per tonne of production.

The GHG data below relates to emissions during the 12-month period from 1 October to 30 September. This period is different from the Strategic Report, Directors’ Report and Financial Statements which are calendar year.

UNILEVER GREENHOUSE GAS EMISSIONS BY ACTIVITY^

	2018	2017
Manufacturing (scope 1 and 2)

Scope 1 (tonnes CO2)	711,875	773,856

Scope 2* (tonnes CO2)	726,167	793,472

Total Scope 1 & 2* (tonnes CO2)	1,438,042	1,567,328

Intensity ratio (kg CO2 per tonne of production)	70.46	76.77
Distribution centres, research laboratories, marketing and sales offices (scope 1 and 2)

Scope 1 (tonnes CO2)	20,052	20,039

Scope 2* (tonnes CO2)	100,924	102,292

Total Scope 1 & 2* (tonnes CO2)	120,976	122,331
Upstream and downstream of Unilever operations – top 3 emissions sources (scope 3)

Consumer use
(downstream) (tonnes CO2e)[q]	39,895,946	38,697,432

Ingredients and packaging
(upstream) (tonnes CO2e)‡	14,985,897	15,000,941

Distribution and retail
(downstream) (tonnes CO2e)	4,368,626	3,895,589

^	Carbon emission factors are used to convert energy used in our operations to emissions of CO2. Carbon emission factors for fuels are provided by the Intergovernmental Panel on Climate Change (IPCC).
+

For manufacturing we have selected an intensity ratio based on production. This aligns with our long-standing reporting of manufacturing performance. Emissions from the combustion of biogenic fuels (biomass, fuel crops etc) within our operations are reported separately to other Scope 1 and 2 emissions, as recommended by the GHG Protocol, and excluded from our intensity ratio calculation. The data also excludes Scope 3 emissions (including consumer use of our products) which we report as part of our Unilever Sustainable Living Plan.

*

Carbon emission factors for grid electricity calculated according to the ‘market-based method’ are supplier-specific emissions factors reflecting contractual arrangements with electricity suppliers. Where supplier-specific emissions factors are not available, carbon emissions factors reflect the country where each operation is located and are provided by the International Energy Agency (IEA).

q

We measure the full GHG footprint of our product portfolio and annual sales using an LCA method compliant with the ISO 14040 standard. We measure the consumer use phase using a combination of primary habits data and on pack recommendations of use combined with lifecycle inventory data. We measure a representative sample of products across 14 countries which account for around 60-70% of our annual sales volume.

‡

We use a combination of external lifecycle inventory databases (secondary data) and supplier specific data (primary data eg for surfactants, perfumes and some of food ingredients) to measure the GHG emissions of purchased ingredients and packaging materials used in the production of our products.

Downstream distribution is calculated using average distances and modes of transport derived from data collected from our distribution network and logistic providers.

FURTHER CLIMATE CHANGE DISCLOSURES

This Annual Report and Accounts contains additional disclosures on our climate change risks and opportunities:

•	Governance and remuneration: pages 46 to 47 and 52 to 54
•	Strategy for climate change: page 14
•	Risk management: page 30
•	Metrics and targets: pages 7 and 13 to 14

Our website contains disclosures on our greenhouse gas and water USLP targets.

www.unilever.com/sustainable-living/our-sustainable-living-report-hub

Our CDP Climate submission contains extensive disclosure on our climate risks, opportunities, impacts and mitigating actions (password required).

www.cdp.net

Annual Report on Form 20-F 2018	Strategic Report	35

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

www.unilever.com/investor-relations/agm-and-corporate- governance/legal-structure-and-foundation-agreements/

BOARDS

The Boards of NV and PLC have ultimate responsibility for the management, general affairs, direction, performance and long-term success of our business as a whole. The Boards are one-tier boards, the same people are on both Boards and the responsibility of the Directors is collective, taking into account their respective roles as Executive Directors and Non-Executive Directors. The majority of the Directors are Non-Executive Directors who essentially have a supervisory role. In the normal course Unilever has two Executive Directors, the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO). On 31 December 2018 the current CEO resigned and his successor, Alan Jope, was appointed on 1 January 2019. Alan will be proposed to be appointed as an Executive Director at the 2019 AGMs. Consequently, between 1 January 2019 and the 2019 AGMs in May we have one Executive Director.

A list of our current Directors, their roles on the Boards, their dates of appointment, tenure and their other major appointments is set out on page 3.

The Boards have delegated the operational running of the Unilever Group to the CEO with the exception of the following matters which are reserved for the Boards: structural and constitutional matters, corporate governance, approval of dividends, approval and monitoring of overall strategy for the Unilever Group, approval of significant transactions or arrangements in relation to mergers, acquisitions, joint ventures and pensions. The CEO is responsible to the Boards in relation to the operational running of the Group and other powers delegated to him by the Boards. The CEO can delegate any of his powers and discretions, and he does so delegate to members of the Unilever Leadership Executive (ULE) (with power to sub-delegate). The ULE is composed of the CEO, CFO and other senior executives who assist the CEO in the discharge of the powers delegated to the CEO by the Boards. Members of the ULE report to the CEO, and the CEO supervises and determines the roles, activities and responsibilities of the ULE. While ULE members (other than the CEO and the CFO) are not part of the Boards’ decision-making process, to provide the Boards with deeper insights, ULE members often attend those parts of the Board meetings which relate to the operational running of the Group. The ULE currently consists of the CEO, CFO, the Division Presidents, the Presidents for Europe and North America, and the Chief Research and Development Officer, Chief HR Officer, Chief Legal Officer and Group Secretary, Chief Marketing and Communications Officer and Chief Supply Chain Officer.

The biographies of ULE members are on page 5.

BOARD COMMITTEES

The Boards have established four Board Committees: the Audit Committee, the Compensation Committee, the Corporate Responsibility Committee and the Nominating and Corporate Governance Committee. The terms of reference of these Committees can be found on our website and the reports of each Committee, including attendance at meetings in 2018, can be found on pages 43 to 65.

www.unilever.com/investor-relations/agm-and-corporate- governance/board-and-management-committees/

THE GOVERNANCE OF UNILEVER

Further details of the roles and responsibilities of the Chairman, Senior Independent Director/Vice-Chairman, CEO, CFO and other corporate officers and how our Boards effectively operate as one board, govern themselves and delegate their authorities are set out in the document entitled ‘The Governance of Unilever’, which can be found on our website.

The Governance of Unilever also describes the Foundation Agreements, Directors’ appointment, tenure, induction and training, Directors’ ability to seek independent advice at Unilever’s expense and details about Board and Management Committees (including the Disclosure Committee).

www.unilever.com/investor-relations/agm-and-corporate- governance/our-corporate-governance/

36	Governance Report	Annual Report on Form 20-F 2018

BOARD EFFECTIVENESS

BOARD MEETINGS

A minimum of five face-to-face meetings are planned throughout the calendar year to consider important corporate events and actions, for example, the half-year and full-year results announcements of the Unilever Group; the development of and approval of the overall strategy of the Unilever Group; oversight of the performance of the business; review of risks and internal risk management and control systems; authorisation of major transactions; declaration of dividends; convening of shareholders’ meetings; succession planning; review of the functioning of the Boards and their Committees; culture; and review of corporate responsibility and sustainability, in particular the Unilever Sustainable Living Plan. Other ad hoc Board meetings are convened to discuss strategic, transactional and governance matters that arise. In 2018 the Boards met physically in January, March, May, July, October and November. Meetings of the Boards may be held either in London or in Rotterdam or such other locations as the Boards think fit, with one or two off-site Board meetings a year. The Chairman sets the Boards’ agenda, ensures the Directors receive accurate, timely and clear information, and promotes effective relationships and open communication between the Executive and Non-Executive Directors.

ATTENDANCE

The table showing the attendance of current Directors at Board meetings in 2018 can be found on page 3. If Directors are unable to attend a Board meeting they have the opportunity beforehand to discuss any agenda items with the Chairman. Ann Fudge attended four of the Board meetings she was eligible to attend before retiring from the Boards on 3 May 2018.

NON-EXECUTIVE DIRECTOR MEETINGS

The Non-Executive Directors usually meet as a group, without the Executive Directors present, when there is a face-to-face Board meeting. In 2018 they met five times. The Chairman, or in his absence the Senior Independent Director/Vice-Chairman, chairs such meetings.

BOARD EVALUATION

Each year the Boards formally assess their own performance with the aim of helping to improve the effectiveness of both the Boards and the Committees. At least once every three years an independent third party facilitates the evaluation. The last external evaluation was performed in 2017. The evaluation consists of individual interviews with the Directors by the Chairman and, when relevant, by the external evaluator. These interviews are complemented by the completion by all Directors of three confidential online evaluation questionnaires on the efficiency and effectiveness of our Boards, CEO and Chairman. The Boards evaluation questionnaire this year focused on a number of key areas including Strategy, Risk/Financial Controls, Board Effectiveness and Information/Knowledge. The Chairman’s statement on page 2 describes the key actions agreed by the Boards following the evaluation.

The evaluation of the performance of the Chairman and CEO is led by the Senior Independent Director/Vice-Chairman and Chairman respectively, and the bespoke questionnaires will be used to support these evaluations. Committees of the Boards evaluate themselves annually under supervision of their respective Chairs taking into account the views of respective Committee members and the Boards. The key actions agreed by each Committee in the 2018 evaluations can be found in each Committee Report.

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

The report of the Nominating and Corporate Governance Committee (NCGC) on pages 48 and 49 describes the work of the NCGC in Board appointments and recommendations for re-election. In addition, shareholders are able to nominate Directors. The procedure for shareholders to nominate Directors is contained within the document entitled ‘Appointment procedure for NV and PLC Directors’ which is available on our website. To do so they must put a resolution to both the NV and PLC AGMs in line with local requirements. Directors are appointed by shareholders by a simple majority vote at each AGM.

www.unilever.com/investor-relations/agm-and-corporate- governance/board-and-management-committees/

DIRECTOR INDUCTION AND TRAINING

All new Directors participate in a comprehensive induction programme when they join the Boards. The Chairman ensures that ongoing training is provided for Directors by way of site visits, presentations and circulated updates at (and between) Board and Board Committee meetings on, among other things, Unilever’s business, environmental, social, corporate governance, regulatory developments and investor relations matters. For example, in 2018 the Directors received presentations on Information Security, Digital, the Supply Chain and Simplification.

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

We attach special importance to avoiding conflicts of interest between NV and PLC and their respective Directors. The Boards ensure that there are effective procedures in place to avoid conflicts of interest by Board members. A Director must without delay report any conflict of interest or potential conflict of interest to the Chairman and to the other Directors, or, in case any conflict of interest or potential conflict of interest of the Chairman, to the Senior Independent Director/Vice-Chairman and to the other Directors. The Director in question must provide all relevant information to the Boards, so that the Boards can decide whether a reported (potential) conflict of interest of a Director qualifies as a conflict of interest within the meaning of the relevant laws. A Director may not vote on, or be counted in a quorum in relation to, any resolution of the Boards in respect of any situation in which he or she has a conflict of interest. The procedures that Unilever has put in place to deal with conflicts of interest operate effectively.

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

INDEMNIFICATION

The terms of NV Directors’ indemnification are provided for in NV’s Articles of Association. The power to indemnify PLC Directors is provided for in PLC’s Articles of Association and deeds of indemnity have been agreed with all PLC Directors. Third-party directors’ and officers’ liability insurance was in place for all Unilever Directors throughout 2018 and is currently in force.

In addition, PLC provides indemnities (including, where applicable, a qualifying pension scheme indemnity provision) to the Directors of three subsidiaries each of which acts as trustee of a Unilever UK pension fund. Appropriate trustee liability insurance is also in place.

Annual Report on Form 20-F 2018	Governance Report	37

CORPORATE GOVERNANCE CONTINUED

OUR SHARES

NV SHARES

SHARE CAPITAL

NV’s issued share capital on 31 December 2018* was made up of:

•	€274,356,432 split into 1,714,727,700 ordinary shares of €0.16 each; and

•	€1,028,568 split into 2,400 special ordinary shares numbered 1 – 2,400 known as special ordinary shares.

*

When referred to the issued share capital on 31 December 2018 also €62,065,550 split into two classes (6% and 7%) of cumulative preference shares was outstanding. All 6% and 7% cumulative preference shares were held in treasury as a result of which these shares cannot be voted upon in the General Meeting of NV. The resolutions of the General Meeting of NV and the Board of NV to cancel these shares were filed on 29 November 2018 with the Dutch Trade Register and an announcement thereof in a daily and nationally distributed newspaper in the Netherlands was made on 5 December 2018. These shares were cancelled on 6 February 2019.

LISTINGS

NV has ordinary shares (UNIA) and depositary receipts for such ordinary shares (UNA) listed on Euronext Amsterdam and, as US New York Registry Shares* (UN) on the New York Stock Exchange.

*	One New York Registry Share represents one NV ordinary share with a nominal value of €0.16.

VOTING RIGHTS

NV shareholders can cast one vote for each €0.16 nominal capital they hold and can vote in person or by proxy. The voting rights attached to NV’s outstanding shares are split as follows:

	Total number of votes		% of issued capital
1,714,727,700 ordinary shares	1,714,727,700	(a)	99.63
2,400 special shares	6,428,550		0.37

As at 31 December 2018:

(a)

254,012,896 shares were held in treasury and 9,336,215 shares were held to satisfy obligations under share-based incentive schemes. These shares and the special shares are not voted on. All 6% and 7% cumulative preference shares were held in treasury as a result of which these shares cannot be voted upon, as described within the Share Capital section above.

SHARE ISSUES AND PURCHASE OF SHARES

At the NV AGM held on 3 May 2018 the Board of NV was designated as the corporate body authorised to resolve on the issue of, or on the granting of rights to subscribe for, shares not yet issued and to restrict or exclude the statutory pre-emption rights that accrue to shareholders upon issue of shares, on the understanding that this authority is limited to 33% of NV’s issued ordinary share capital and to disapply pre-emption rights to 5% of NV’s issued share capital for general corporate purposes and an additional 5% authority only in connection with an acquisition or specified capital investment.

In addition, at NV’s 2018 AGM the NV Board was designated as the corporate body authorised to purchase (i) ordinary shares with a maximum of 10% of the issued share capital as well as (ii) any and all 6% and 7% cumulative preference shares.

These authorities expire on the earlier of the conclusion of the 2019 NV AGM or the close of business on 30 June 2019 (the last date by which NV must hold an AGM in 2019). Such authorities (other than with respect to the 6% and 7% cumulative preference shares) are renewed annually.

During 2018 companies within the Unilever Group purchased 4,000,000 NV ordinary shares, representing 0.23% of the issued ordinary share capital, for €183,380,649. These purchases were made to facilitate grants made in connection with Unilever’s employee compensation programmes. Further information on these purchases can be found in note 4C to the consolidated accounts on page 93.

In addition, NV conducted a share buyback programme during 2018 with an aggregate market value of approximately €3 billion bought back in the form of 62,202,168 NV ordinary shares (or depositary receipts in respect of such ordinary shares).

Following a public offer and a subsequent squeeze out procedure, Unilever Corporate Holdings Nederland B.V. (UCHN), an indirect wholly owned subsidiary of PLC, acquired all 6% cumulative preference shares and 7% cumulative preference shares. Unilever N.V. purchased these 6% cumulative preference shares and 7% cumulative preference shares on 2 October 2018. The resolutions of the General Meeting of NV and the Board of NV to cancel these shares were filed on 29 November 2018, as described within the Share Capital section above.

Further information on these purchases can be found in note 4C to the consolidated accounts on page 93.

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

TRUST OFFICE

The Foundation Unilever N.V. Trust Office (Stichting Administratiekantoor Unilever N.V.) is a trust office with a board independent of Unilever. As part of its corporate objects, the Trust Office issues depositary receipts in exchange for the NV ordinary shares. These depositary receipts are listed on Euronext Amsterdam, as are the NV ordinary shares themselves

Holders of depositary receipts can under all circumstances exchange their depositary receipts for the underlying shares (and vice versa) and are entitled to dividends and all economic benefits on the underlying shares held by the Trust Office. There are no limitations on the holders’ voting rights, they can attend all General Meetings of NV, either personally or by proxy, and have the right to speak. The Trust Office only votes shares that are not represented at a General Meeting. The Trust Office votes in such a way as it deems to be in the long-term interests of the holders of the depositary receipts. This voting policy is laid down in the Conditions of Administration that apply to the depositary receipts.

The Trust Office’s shareholding fluctuates daily. Its holdings on

31 December 2018 were 1,268,051,254 NV ordinary shares (73.95%).

At the 2018 NV AGM, the Trust Office represented 36.95% of all votes present at the meeting.

The current members of the board at the Trust Office are Mr J H Schraven (Chairman), Mr P M L Frentrop, Mr A Nühn and Ms C M S Smits-Nusteling. The Trust Office reports periodically on its activities. Further information on the Trust Office, including its Articles of Association, Conditions of Administration and Voting Policy, can be found on its website.

www.administratiekantoor-unilever.nl/eng/home

38	Governance Report	Annual Report on Form 20-F 2018

PLC SHARES

SHARE CAPITAL

PLC’s issued share capital on 31 December 2018 was made up of:

•	£36,934,840 split into 1,187,191,284 ordinary shares of 3 1⁄9p each; and
•	£100,000 of deferred stock of £1 each.

LISTINGS

PLC has ordinary shares (ULVR) listed on the London Stock Exchange and, as American Depositary Receipts* (UL), on the New York Stock Exchange.

*	One American Depository Receipt represents one PLC ordinary share with a nominal value of 3 1⁄9p.

VOTING RIGHTS

PLC shareholders can cast one vote for each 3 1⁄9p nominal capital they hold and can vote in person or by proxy. The voting rights attached to PLC’s outstanding shares are split as follows:

	Total number of votes	% of issued capital
1,187,191,284 ordinary shares	1,187,191,284	99.73
£100,000 deferred stock	3,214,285	0.27

As at 31 December 2018:

(a)	18,660,634 shares were held by PLC in treasury and 5,645,392 shares were held by NV group companies. These shares and the deferred stock are not voted on.

SHARE ISSUES AND PURCHASE OF SHARES

At the 2018 PLC AGM held on 2 May 2018 the PLC Directors were authorised to issue new shares, up to a maximum of £12,755,555 nominal value (which at the time represented approximately 33% of PLC’s issued ordinary share capital) and to disapply pre-emption rights up to approximately 5% of PLC’s issued ordinary share capital for general corporate purposes and an additional 5% authority only in connection with an acquisition or specified capital investment.

In addition, at PLC’s 2018 AGM the PLC Board was authorised to make market purchases of its ordinary shares, up to a maximum of just under 10% of PLC’s issued ordinary share capital and within the limits prescribed in the resolution until the earlier of the conclusion of PLC’s 2019 AGM and 30 June 2019. These authorities are renewed annually and authority will be sought at PLC’s 2019 AGM.

During 2018 companies within the Unilever Group purchased 2,222,000 PLC ordinary shares, representing 0.19% of the issued share capital, for £87,978,671. These purchases were made to facilitate grants made in connection with its employee compensation programmes. Further information on these purchases can be found in note 4C to the consolidated accounts on page 93.

In addition, PLC conducted a share buyback programme during 2018 with an aggregate market value of approximately £3 billion bought back in the form of 63,236,433 PLC ordinary shares.

On 31 July 2018, PLC cancelled 110,493,623 PLC ordinary shares of 3 1⁄9p each held in treasury, representing 8.43% of the issued share capital. On 19 September 2018, PLC cancelled a further 12,471,454 PLC ordinary shares of 3 1⁄9p each held in treasury, representing 1.04% of the issued share capital.

PLC DEFERRED STOCK

To support unity of management, the holders of PLC’s deferred stock have rights within PLC’s Articles of Association relating to any changes in the rules for appointing PLC Directors. The joint holders of the PLC deferred stock are N.V. Elma and United Holdings Limited, which are subsidiaries of NV and PLC respectively. The Boards of N.V. Elma and United Holdings Limited comprise three Directors of the Unilever Boards.

OUR SHAREHOLDERS

SIGNIFICANT SHAREHOLDERS OF NV

As far as Unilever is aware, the only holder of more than 3% of, or 3% of voting rights attributable to, NV’s share capital (‘Disclosable Interests’) on 31 December 2018 (apart from the Foundation Unilever N.V. Trust Office, see page 38) is BlackRock, Inc. (BlackRock) as indicated in the table below.

Shareholder	Class of shares	Total number of shares held	% of relevant class
BlackRock	ordinary shares	66,947,018	3.90

BlackRock notified the AFM that its holding changed to 4.02% on

19 February 2019. Between 1 January 2016 and 21 February 2019, BlackRock, NN Group N.V. (NN), ASR Nederland N.V. (ASR) and UCHN, see page 38, have held more than 3% in the share capital of NV.

SIGNIFICANT SHAREHOLDERS OF PLC

As far as Unilever is aware, the only holders of more than 3% of, or 3% of voting rights attributable to, PLC’s ordinary share capital on 31 December 2018 (apart from shares held in treasury by PLC, see page 39), are BlackRock and the Leverhulme Trust as indicated in the table below.

Shareholder	Class of shares	Total number of shares held	% of relevant class
BlackRock	ordinary shares	77,176,319	6.60
The Leverhulme Trust	ordinary shares	46,931,182	4.02

As far as Unilever is aware, no new Disclosable Interests have been notified to PLC between 1 January 2019 and 21 February 2019 (the latest practicable date for inclusion in this report). Between 1 January 2016 and 21 February 2019, (i) BlackRock, and (ii) the aggregated holdings of the trustees of the Leverhulme Trust and the Leverhulme Trade Charities Trust, have held more than 3% of, or 3% of voting rights attributable to, PLC’s ordinary shares.

STAKEHOLDER ENGAGEMENT

We value open and effective communication with our stakeholders. The primary responsibility for stakeholder engagement, which is generally related to the operations of the business, rests with our Executive Directors. Non-Executive Directors also actively engage with stakeholders as part of their oversight duties and responsibilities that have not been delegated to the Executive Directors.

SHAREHOLDERS

The CFO has lead responsibility for shareholder engagement, with the active involvement of the CEO and supported by the Investor Relations department.

The Executive Directors’ investor relations programme continued in 2018 with meetings held with institutional shareholders in major cities globally. The Executive Directors and members of the Investor Relations team also meet a large number of investors at the industry conferences they attend. In 2018 industry conferences attended by Unilever representatives included events in London, Paris, Stockholm, Boston and New York.

Our annual investor seminar in December also allowed investors to meet the Chairman, CEO, CEO-designate, CFO and other members of senior management. The event was held at the offices of Hindustan Unilever in Mumbai and focused on Unilever’s emerging markets expertise as well as the digital transformation of the business.

In 2018, as part of the strategic review of options to accelerate sustainable value creation and our proposal to simplify the Unilever corporate structure, the Chairman met and spoke with global investors during the year. The Chair of the Compensation Committee also extensively engaged with and sought feedback from investors in relation to our Remuneration Policy.

Annual Report on Form 20-F 2018	Governance Report	39

CORPORATE GOVERNANCE CONTINUED

On an ongoing basis, the Boards are briefed on investor reactions to the Unilever Group’s quarterly results announcements and on any issues raised by shareholders that are relevant to their responsibilities.

We maintain a frequent dialogue with our principal institutional shareholders and regularly collect feedback. Private shareholders are encouraged to give feedback via shareholder.services@unilever.com. Our shareholders are also welcome to raise any issues directly with the Chairman or the Senior Independent Director/Vice-Chairman, and the Chairman, Executive Directors and Chairs of the Committees are also generally available to answer questions from the shareholders at the AGMs each year.

OTHERS

Our Executive Directors and Non-Executive Directors also engage with a wide-ranging group of stakeholders during specific Unilever events. For example, we annually organise one or more Board Relationship meetings offering our Directors the opportunity to directly meet our key customers, suppliers, agencies, NGOs, trade associations and advisers. In 2018, such meetings were held in the Netherlands and the UK.

EMPLOYEES

In order to allow our Non-Executive Directors to gain first-hand experience of our operations and to engage in a broader context, we organise one or more site visits annually. During these site visits, Non-Executive Directors are informed about local market conditions and operations as well as relevant local matters. Typically, the programme allows Non-Executive to meet management and young talent at these sites. In 2018, such site visits were held in China, Germany, the Netherlands and the US. In terms of engaging with employees, our Non-Executive Directors actively participate in our management development programme sharing knowledge and insight on a mutual basis.

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

The 2018 AGMs were held in Rotterdam and London in May and the topics raised by shareholders included: e-commerce, mergers & acquisitions, sustainability, Simplification, remuneration, total shareholder return, Brexit and data protection.

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

Information on the 2019 AGMs can be found within the NV and PLC AGM Notices which will be published in March 2019.

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

www.unilever.com/investor-relations/agm-and-corporate- governance/legal-structure-and-foundation-agreements/

RIGHT TO HOLD AND TRANSFER SHARES

Unilever’s constitutional documents place no limitations on the right to hold or transfer NV and PLC ordinary shares. There are no limitations on the right to hold or exercise voting rights on the ordinary shares of NV and PLC imposed by Dutch or English law.

40	Governance Report	Annual Report on Form 20-F 2018

CORPORATE GOVERNANCE COMPLIANCE

GENERAL

We conduct our operations in accordance with internationally accepted principles of good governance and best practice, while ensuring compliance with the corporate governance requirements applicable in the countries in which we operate. Unilever is subject to corporate governance requirements (legislation, codes and/or standards) in the Netherlands, the UK and the US and in this section we report on our compliance against these.

MATERIAL CONTRACTS

Under the European Takeover Directive as implemented in the Netherlands and the UK, the UK Companies Act 2006 and rules of the US Securities and Exchange Commission, Unilever is required to provide information on contracts and other arrangements essential or material to the business of the Unilever Group. Other than the Foundation Agreements referred to on page 36, we believe we do not have any such contracts or arrangements.

THE NETHERLANDS

In 2018, NV complied with almost all the principles and best practice provisions of the Dutch Code, with the exception of Dutch Code Provision 4.1.8 as noted in the General Meetings section above and the best practice provision set out below. The Dutch Code is available on the Monitoring Committee Corporate Governance Code’s website.

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

Corporate Governance Statements:

In addition to an explanation of non-compliance to the Dutch Code, as set out above, the Dutch Code also requires the Board to confirm, and the Board hereby confirms that:

•	this Annual Report and Accounts provides sufficient insights into any failings in the effectiveness of the internal risk management and control systems;
•	the systems mentioned above provide reasonable assurance that the financial reporting does not contain any material inaccuracies;
•	based on the current state of affairs, it is justified that the financial reporting is prepared on a going concern basis; and
•	this Annual Report and Accounts states those material risks and uncertainties that are relevant to the expectation of NV’s continuity for the period of 12 months after the preparation of this Annual Report and Accounts.

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

www.commissiecorporategovernance.nl

www.unilever.com/corporategovernance

THE UNITED KINGDOM

In 2018, PLC complied with all UK Code provisions with the exception of UK Code Provision E.2.3 as noted in the General Meetings section above. The UK Code is available on the Financial Reporting Council’s (FRC) website.

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

Greenhouse Gas (GHG) Emissions: Information on GHG emissions can be found on page 35.

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

Annual Report on Form 20-F 2018	Governance Report	41

CORPORATE GOVERNANCE CONTINUED

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

Attention is drawn to the Report of the Audit Committee on pages 43 to 45. In addition, further details about our corporate governance are provided in the document entitled ‘The Governance of Unilever’ which can be found on our website.

www.nyse.com/index

www.sec.gov

All senior executives and senior financial officers have declared their understanding of and compliance with Unilever’s Code of Business Principles and the related Code Policies. No waiver from any provision of the Code of Business Principles or Code Policies was granted in 2018 to any of the persons falling within the scope of the SEC requirements. The Code of Business Principles and related Code Policies are published on our website.

Risk Management and Control: Following a review by the Disclosure Committee, Audit Committee and Boards, the CEO and the CFO concluded that the design and operation of the Unilever Group’s disclosure controls and procedures, including those defined in the United States Securities Exchange Act of 1934 – Rule 13a – 15(e), as at 31 December 2018 were effective.

Unilever is required by Section 404 of the US Sarbanes-Oxley Act of 2002 to report on the effectiveness of its internal control over financial reporting. This requirement is reported on within the section entitled ‘Management’s Report on Internal Control over Financial Reporting’ on page 156.

In February 2017, the Group received a public potential offer by The Kraft Heinz Company for $50 per share in respect of all of NV and PLC shares. Unilever rejected the proposal.

www.unilever.com/investor-relations/agm-and-corporate- governance/our-corporate-governance/

42	Governance Report	Annual Report on Form 20-F 2018

REPORT OF THE AUDIT COMMITTEE

COMMITTEE MEMBERS AND ATTENDANCE

ATTENDANCE

John Rishton Chair	8/8

Nils Andersen	8/8

Judith Hartmann	8/8

This table shows the membership of the Committee together with their attendance at meetings during 2018. If Directors are unable to attend a meeting, they have the opportunity beforehand to discuss any agenda items with the Committee Chair. Attendance is expressed as the number of meetings attended out of the number eligible to be attended.

HIGHLIGHTS OF 2018

•  Annual Report and Accounts

•  Tax regulations, provisions and disclosure

•  Information security, including Cyber, and IT resilience

•  Supply Chain flexibility and continuity of supply

•  Accounting for significant Mergers and Acquisitions

•  Acquisition Review

•  Spreads Disposal

•  IFRS 15 ‘Revenue from Contracts with Customers’ and IFRS 16 ‘Leases’

PRIORITIES FOR 2019

• Tax regulations, provisions and disclosure • Information Security, including Cyber, and IT resilience • IFRS 16 ‘Leases’ • Accounting for significant Mergers and Acquisitions

MEMBERSHIP OF THE COMMITTEE

The Audit Committee is comprised only of independent Non-Executive Directors with a minimum requirement of three such members. It is chaired by John Rishton and the other members are Nils Andersen and Judith Hartmann. For the purposes of the US Sarbanes-Oxley Act of 2002 John Rishton is the Audit Committee’s financial expert. The Boards have satisfied themselves that the current members of the Audit Committee are competent in financial matters and have recent and relevant experience. Other attendees at Committee meetings (or part thereof) were the Chief Financial Officer, Chief Auditor, EVP Financial Control, Risk Management, Pensions & Sustainability, Chief Legal Officer and Group Secretary and the external auditors. Throughout the year the Committee members periodically met without others present and also held separate private sessions with the Chief Financial Officer, Chief Auditor and the external auditors, allowing the Committee to discuss any issues in more detail.

ROLE OF THE COMMITTEE

The role and responsibilities of the Audit Committee are set out in written terms of reference which are reviewed annually by the Committee, taking into account relevant legislation and recommended good practice. The terms of reference are contained within ‘The Governance of Unilever’ which is available on our website at www.unilever.com/corporategovernance. The Committee’s responsibilities include, but are not limited to, the following matters, and relevant issues are brought to the attention of the Boards:

•	oversight of the integrity of Unilever’s financial statements;
•	review of Unilever’s quarterly and annual financial statements (including clarity and completeness of disclosure) and approval of the quarterly trading statements for quarter 1 and quarter 3;
•	oversight of risk management and internal control arrangements;
•	oversight of compliance with legal and regulatory requirements;
•	oversight of the external auditors’ performance, objectivity, qualifications and independence; the approval process of non-audit services; recommendation to the Boards of the nomination of the external auditors for shareholder approval; and approval of their fees, refer to note 25 on page 126;
•	the performance of the internal audit function; and
•	approval of the Unilever Leadership Executive (ULE) expense policy and the review of Executive Director expenses.

In order to help the Committee meet its oversight responsibilities, each year management organise knowledge sessions for the Committee on subject areas within its remit. In 2018, a session was held with Unilever Management on the acquisition of the Dollar Shave Club, which included a briefing on the acquisition case, recent performance, and key learnings that might be relevant for future acquisitions. In addition, John Rishton visited the Indian MCO in Mumbai, where the developments of routes to market, controls automation and centralisation were reviewed and discussed in detail. Mr Rishton also visited the Indian finance and IT hub in Bangalore where progress being made on monitoring systems of potential cyber threat and access controls were reviewed.

HOW THE COMMITTEE HAS DISCHARGED ITS RESPONSIBILITIES

During the year, the Committee’s principal activities were as follows:

FINANCIAL STATEMENTS

The Committee reviewed prior to publication the quarterly financial press releases together with the associated internal quarterly reports from the Chief Financial Officer and the Disclosure Committee and, with respect to the half-year and full-year results, the external auditors’ reports. It also reviewed this Annual Report and Accounts and the Annual Report on Form 20-F 2018. These reviews incorporated the accounting policies and significant judgements and estimates underpinning the financial statements as disclosed within note 1 on pages 79 to 82. Particular attention was paid to the following significant issues in relation to the financial statements:

•	revenue recognition – estimation of discounts, incentives on sales made during the year, refer to note 2 on pages 82 to 84;
•	direct tax provisions, refer to note 6 on pages 94 to 96; and
•	indirect tax provisions and contingent liabilities, refer to note 19 on page 120.

Annual Report on Form 20-F 2018	Governance Report	43

REPORT OF THE AUDIT COMMITTEE CONTINUED

The external auditors have agreed the list of significant issues discussed by the Audit Committee. In addition to these risks KPMG, as required by auditing standards, also consider the risk of management override of controls. Nothing has come to either our attention or the attention of KPMG to suggest any material suspected or actual fraud relating to management override of controls.

For each of the above areas the Committee considered the key facts and judgements outlined by management. Members of management attended the section of the meeting of the Committee where their item was discussed to answer any questions or challenges posed by the Committee. The issues were also discussed with the external auditors and further information can be found on pages 67 to 74. The Committee was satisfied that there are relevant accounting policies in place in relation to these significant issues and management have correctly applied these policies.

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

At the request of the Boards the Committee also considered whether the Unilever Annual Report and Accounts 2018 was fair, balanced and understandable and whether it provided the necessary information for shareholders to assess the Group’s position and performance, business model and strategy. The Committee was satisfied that, taken as a whole, the Unilever Annual Report and Accounts 2018 is fair, balanced and understandable.

RISK MANAGEMENT AND INTERNAL CONTROL ARRANGEMENTS

The Committee reviewed Unilever’s overall approach to risk management and control, and its processes, outcomes and disclosure. It reviewed:

•	the Controller’s Quarterly Risk and Control Status Report, including Code of Business Principles cases relating to frauds and financial crimes and significant issues received through the Unilever Code Support Line;
•	the 2018 corporate risks for which the Audit Committee had oversight and the proposed 2019 corporate risks identified by the ULE;
•	management’s improvements to reporting and internal financial control arrangements, through further automation and centralisation;
•	processes related to information security, including cyber security;
•	tax planning, and related risk management;
•	treasury policies, including debt issuance and hedging; and
•	litigation and regulatory investigations.

The Committee reviewed the application of the requirements under Section 404 of the US Sarbanes-Oxley Act of 2002 with respect to internal controls over financial reporting. In addition, the Committee reviewed the annual financial plan and Unilever’s dividend policy and dividend proposals.

During 2018 the Committee continued its oversight of the independent assurance work that is performed on a number of our USLP metrics (selected on the basis of their materiality to the USLP).

In fulfilling its oversight responsibilities in relation to risk management, internal control and the financial statements, the Committee met regularly with senior members of management and is satisfied with the key judgements taken.
INTERNAL AUDIT FUNCTION

The Committee reviewed Corporate Audit’s audit plan for the year and agreed its budget and resource requirements. It reviewed interim and year-end summary reports and management’s response. The Committee engaged an independent third party to perform an effectiveness review of the function. The review concluded that the function is compliant with the IIA (Chartered Institute of Internal Auditors) Standards in all material aspects. The Committee also carried out an evaluation of the performance of the internal audit function and was satisfied with the effectiveness of the function. The Committee met independently with the Chief Auditor during the year and discussed the results of the audits performed during the year.

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

EXTERNAL AUDITORS

KPMG have been the Group’s auditors since 2014 and shareholders approved their re-appointment as the Group’s external auditors at the 2018 AGMs. On the recommendation of the Committee, the Directors will be proposing the re-appointment of KPMG at the AGMs in May 2019.

Both Unilever and KPMG have safeguards in place to avoid the possibility that the external auditors’ objectivity and independence could be compromised, such as audit partner rotation and the restriction on non-audit services that the external auditors can perform as described below. Both the KPMG partners with overall responsibility for the audit of NV and PLC will rotate off the assignment after completion of the 2018 year-end financial statements. One of the new partners already has experience of the Unilever global audit, and the other partner underwent an induction programme through much of this year-end to ensure a smooth transition. KPMG has issued a formal letter to the Committee outlining the general procedures to safeguard independence and objectivity, disclosing the relationship with the Company and confirming their audit independence.

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

The Committee also reviewed the statutory audit, audit related and non-audit related services provided by KPMG and compliance with Unilever’s documented approach, which prescribes in detail the types of engagements, listed below, for which the external auditors can be used:

•	statutory audit services, including audit of subsidiaries;
•	audit related engagements – services that involve attestation, assurance or certification of factual information that may be required by external parties;
•	non-audit related services – work that our external auditors are best placed to undertake, which may include:
•	audit and assurance certificates / statements
•	bond issue comfort letters
•	internal control reviews.

44	Governance Report	Annual Report on Form 20-F 2018

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

All audit related engagements over €250,000 and non-audit related engagements over €100,000 required specific advance approval by the Audit Committee Chairman. The Committee further approved all engagements below these levels which have been authorised by the EVP Financial Control, Risk Management, Pension & Sustainability. These authorities are reviewed regularly and, where necessary, updated in the light of internal developments, external developments and best practice. Since the appointment of KPMG in 2014 to 2016 the level of non-audit fees has been below 7% of the annual audit fee. In 2017 and 2018 the level of non-audit fees has been higher at 41% and 31% respectively due to assurance work relating to the disposal of our Spreads business and the Simplification project.

The Committee confirms that the Group is in compliance with The Statutory Audit Services for Large Companies Market Investigation (Mandatory use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014. The last tender for the audit of the annual accounts was performed in 2013.

EVALUATION OF THE AUDIT COMMITTEE

As part of the internal Board evaluation carried out in 2018, the Boards evaluated the performance of the Committee. The Committee also carried out an assessment of its own performance in 2018. While overall the Committee members concluded that the Committee is performing effectively, the Committee agreed that to further enhance its effectiveness it needed to ensure the Committee members continued to develop their knowledge of the Group’s operations which would involve further knowledge sessions and site visits.

John Rishton

Chair of the Audit Committee

Nils Andersen

Judith Hartmann

Annual Report on Form 20-F 2018	Governance Report	45

REPORT OF THE CORPORATE

RESPONSIBILITY COMMITTEE

COMMITTEE MEMBERS AND ATTENDANCE

ATTENDANCE

Strive Masiyiwa (Member since April 2017) Chair	4/4

Youngme Moon	4/4

Feike Sijbesma	3/4

This table shows the membership of the Committee together with their attendance at meetings during 2018. If Directors are unable to attend a meeting, they have the opportunity beforehand to discuss any agenda items with the Committee Chair. Attendance is expressed as the number of meetings attended out of the number eligible to be attended.

HIGHLIGHTS OF 2018

• Competition and anti-bribery compliance • Third-party compliance • Product quality and safety • Unilever Sustainable Living Plan (USLP)

PRIORITIES FOR 2019

•  Compliance with Unilever policies on fair competition and anti-bribery and requirements for third parties

•  Product quality and safety

•  Unilever Sustainable Living Plan (USLP) including plastic packaging

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

During 2018 the Committee reviewed its terms of reference and approved minor changes to the terms.

The Committee’s responsibilities are complemented by those of the Audit Committee, which is responsible for reviewing significant breaches of the Code of Business Principles as part of its remit to review risk management and for overseeing the independent assurance programme for the USLP.

The Committee’s terms of reference are set out www.unilever.com/ corporategovernance and details of the USLP Steering Team at www.unilever.com/sustainable-living/our-strategy/our-sustainability-governance/

MEMBERS OF THE COMMITTEE

The Corporate Responsibility Committee comprises three Non-Executive Directors: Strive Masiyiwa (Chair), Feike Sijbesma and Youngme Moon. The Chief Marketing & Communications Officer and the Chief Sustainability Officer attend the Committee’s meetings. The Chief Business Integrity Officer also attends to present Unilever’s company report that covers cases under Unilever’s Code of Business Principles (the Code) as well as updates on third-party compliance, product quality and safety.

MEETINGS

Meetings are held quarterly and ad hoc as required – four were held in 2018. The Committee Chairman is responsible for reporting the findings from meeting to the Boards, thus ensuring that the Boards can fulfil their oversight responsibilities.

Following the Committee’s terms of reference and Unilever’s principal risks and priorities, the Committee’s agenda covers the Code and third-party compliance, alongside litigation, occupational and product safety, the USLP and corporate reputation as well as a range of strategic and current issues. In addition to the areas listed below, in 2018 the Committee also reviewed topics such as media communications, the process for integrating business acquisitions and progress on alternatives to animal testing.

CODE OF BUSINESS PRINCIPLES

The Code and associated Code Policies set out the standards of conduct expected of all Unilever employees in their business endeavours. Compliance with these is an essential element in ensuring Unilever’s continued business success and is identified as an ethical and legal and regulatory risk to Unilever.

While the Chief Executive Officer is responsible for implementing these principles, supported by the Global Code and Policy Committee, the Corporate Responsibility Committee is responsible for oversight of the Code and Code Policies, ensuring that they remain fit for purpose and are appropriately applied. It maintains close scrutiny of the mechanisms for implementing the Code and Code Policies. This is vital as compliance is essential to promote and protect Unilever’s values and standards, and hence the good reputation of the Group. At each meeting the Committee reviews an analysis of investigations into non-compliance with the Code and Code Policies and is alerted to any trends arising from these investigations.

The Chief Legal Officer and Group Secretary reports to the Committee on litigation and regulatory matters which may have a reputational impact including environmental issues, bribery and corruption compliance and competition law compliance. The Committee studied how compliance was achieved during 2018. For further information please see notes 19 and 20 to the consolidated financial statements.

As another of its other priorities in 2018, the Committee also scrutinised the mechanisms for anti-bribery compliance. The primary mechanism is to understand the profiles of the markets Unilever operates in and to ensure that there are robust internal and third-party compliance programmes in place. These are complemented by training for all employees in tandem with advanced capacity building for those in the Business Integrity and Legal functions.

PRINCIPLES AND STANDARDS FOR THIRD PARTIES

The Committee retained its focus on third-party compliance in 2018. Extending Unilever’s values to third parties remains a priority, not only to generate continued responsible growth and a positive social impact on the industry, but to counter the significant risk that non-compliance by third parties can pose, particularly in the context of increasing regulation around the world.

The Committee tracks compliance with Unilever’s Responsible Sourcing Policy (RSP) for suppliers and its Responsible Business Partner Policy (RBPP) for customers and distributors. Together they set out Unilever’s requirements that third parties conduct business with integrity, openness and respect for universal human rights and core labour principles. Sourcing 100% of Unilever’s procurement spend in line with the RSP is also a target within the USLP.

The policies enable Unilever to evaluate risk and provide the right measures to address the diversity of market conditions in which it operates and the range of third parties it works with. The Committee was briefed on progress. For the RSP, this detailed the number of suppliers making a positive commitment to the policy, greater alignment on industry standards via the process of mutual recognition and a substantial increase in site audits and resulting corrective action plans. Enhanced anti-bribery and corruption screening was also put in place. The training and enhancements developed for the RBPP include new IT tools launched in over 180 countries, simpler assessment processes, enhanced due diligence and risk mitigation plans.

46	Governance Report	Annual Report on Form 20-F 2018

SAFETY

Sustainable growth is only achieved if Unilever also grows responsibly – by providing safe, high quality products, and protecting employees and the people and communities in which it operates. Safe and high quality products are one of Unilever’s principal risks, see page 31.

Occupational safety continues to be the personal and everyday responsibility of all those working at Unilever. Reducing Unilever’s Total Recordable Frequency Rate (TRFR) is also a target within the USLP. In 2018 TRFR continued to decrease – from 0.89 accidents per 1 million hours worked in 2017 to 0.69 in 2018 (measured 1 October 2017 to 30 September 2018).

In factories, Unilever’s World Class Manufacturing programme hardwires safety into all aspects of the production process – by enabling good design principles, engineering and operating practices to be applied from the start of any project. This focus drove a reduction of 39.5% in process safety incidents in 2018. Capacity building and leadership also improved safety for contractors (those who work on Unilever sites under the direct supervision of their own management), reducing their recordable injuries by half 51% over 2014-2018 (measured by Lost-Time Injuries Frequency Rate, LTIFR).

Unilever’s approach to product safety is based on risk identification and mitigation. This approach covers all aspects of the value chain – from development, sourcing, manufacture and transport to consumer use and disposal of the product – and is centred on the application of rigorous standards based on sound science and the principle of Safe by Design and Safe in Execution. Thanks to a strong focus on product quality, a significant improvement was achieved in 2018 with potentially serious marketplace incidents reduced by 40%. Over 2017-2018, potentially serious marketplace incidents originating in manufacturing have been reduced by 88% and those originating in suppliers of raw and packing materials have been halved.

HUMAN RIGHTS

By addressing strategic human rights issues and helping the business tackle and prevent endemic abuses in global value chains, Unilever is seeking to deliver a positive social impact alongside business growth.

Unilever’s human rights aims are part of the Enhancing Livelihoods goal of the USLP and human rights are included within the company’s sustainability and ethical risks. See pages 29 and 33.

In 2018 Unilever continued to embed human rights with a focus on its eight salient issues (ie those at risk of the most severe negative impact through Unilever’s activities or business relationships). These are set out in Unilever’s Human Rights Report 2017, with an update on further progress at the end of 2018. The Committee noted that Unilever’s approach to this work is sophisticated and that while there is still much to do, it is making good progress in this complex field. See page 14 for more.

PALM OIL

Palm oil is one of Unilever’s most significant raw materials and Unilever is one of the world’s major buyers of palm oil. Alongside sustainability and supply chain, Unilever has identified climate change as one of its principal risks (see page [29]) and is committed to eliminating the deforestation associated with unsustainable palm oil production. Securing supplies of sustainable palm oil is therefore a critical element in Unilever’s business and climate strategy and represents a significant target in the USLP.

The Committee was briefed on plans for driving transformational change in the palm oil sector. Unilever’s Sustainable Palm Oil Sourcing Policy has a focus on the implementation of No Deforestation, No Peat, No Exploitation of people or communities (NDPE) commitments by 2020. However, implementation and enforcement remain challenging. To support the transformation of the sector and the implementation of its Policy, Unilever is investing in multiple initiatives. One example is the &Green Fund which is designed to kick-start investments in deforestation-free agriculture in countries that are working to reduce deforestation and peat degradation. Unilever was announced as the first investor. The Fund aims to protect over 5 million hectares of forest and peatlands by 2020, by de-risking private capital investments into large-scale deforestation-free production, protection and inclusion initiatives. With an aim to trigger $1.6 billion in private capital investments, the Fund is an opportunity to jointly shape solutions to mitigate deforestation and a good illustration of the collaborative, transformational approaches the company is seeking to scale.

To promote transparency and traceability of palm oil sourcing, in 2018 Unilever was also the first consumer goods company to publish the names of its suppliers and a map of the 1,400 palm oil mills in its extended supply chain on its website. This was accompanied by a more visible grievance mechanism to facilitate the reporting of issues of non-compliance in the supply chain.

Another important step was an industry-first partnership with Indonesian government-owned palm oil plantation company PT Perkebunan Nusantara (PTPN). The partnership is designed to support local mills and smallholder farmers to produce palm oil according to the NDPE standards that are key to multi-sector efforts to transform the palm oil industry.

PACKAGING WASTE

Packaging waste, particularly post-consumer plastic packaging waste in oceans and waterways, has never been higher on the global agenda than in 2018. Plastic packaging now sits alongside climate change as a major environmental challenge and is identified as a risk for Unilever’s business, see page 30.

Unilever has reduced the waste associated with the disposal of its products by 31% since 2010 (measured as impact per consumer use, towards a target of 50%) and is making strong progress in its own operations and product design. However, the challenge for post-consumer waste is in having the right infrastructure in place to ensure materials are collected and processed, while encouraging consumers to segregate and recycle them.

To support its specific, time-bound targets, at the beginning of 2018 Unilever introduced a new three-part framework designed to sharpen thinking on plastic packaging and innovation: i) Less Plastic means using lighter, stronger and better materials which have a lower environmental impact; ii) Better Plastic entails eliminating problematic materials and using recyclable plastics with a minimum 25% recycled content; iii) No Plastic involves using alternative materials, new packaging formats and alternative models of consumption such as vending – to help reduce use of single-use plastics through innovation, behaviour change and new business models. See page 15 for more.

MCIP

Unilever’s Reward Framework includes the Management Co-investment Plan (MCIP), a long-term incentive plan that is linked to financial and USLP performance (see page 53). Corporate Responsibility Committee members shared their views on the context and progress of the USLP and sustainability initiatives with the Compensation Committee to help inform its recommendation on MCIP.

EVALUATION OF THE CORPORATE RESPONSIBILITY COMMITTEE

As part of the internal board evaluation carried out in 2018, the Boards evaluated the performance of the Committee. The Committee also carried out an assessment of its own performance in 2018. While overall the Committee members concluded that the Committee is performing effectively, the Committee has agreed to further enhance its effectiveness by keeping close track on progress on the ambitious Unilever Sustainable Living Plan. This will ensure the Group maintains its sustainability momentum and leadership.

Strive Masiyiwa

Chair of the Corporate Responsibility Committee

Youngme Moon

Feike Sijbesma

Further details on the USLP will be set out in Unilever’s online Sustainable Living Report 2018, to be published in April 2019.

Annual Report on Form 20-F 2018	Governance Report	47

REPORT OF THE NOMINATING AND

CORPORATE GOVERNANCE COMMITTEE

COMMITTEE MEMBERS, MEMBERSHIP STATUS AND ATTENDANCE

ATTENDANCE

Marijn Dekkers Chair	5/5

Laura Cha	5/5
Feike Sijbesma (Chair until May 2018)	5/5

This table shows the membership of the Committee together with their attendance at meetings during 2018. If Directors are unable to attend a meeting, they have the opportunity beforehand to discuss any agenda items with the Committee Chair. Attendance is expressed as the number of meetings attended out of the number eligible to be attended.

HIGHLIGHTS OF 2018

•  Continued focus on development of a strong pipeline of potential Non-Executive and Executive Director candidates and managing succession

•  CEO succession

•  Follow up on actions agreed from the 2017 external Board evaluation

•  Continued focus on Board Diversity

PRIORITIES FOR 2019

•  Continued focus on development of a strong pipeline of potential Non-Executive and Executive Director candidates and managing succession, with focus on Board Diversity

•  Follow up on actions agreed from the 2018 external Board evaluation

•  Continued focus on Corporate Governance

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

The Committee’s terms of reference are set out in ‘The Governance of Unilever’ which can be found on our website at www.unilever.com/corporategovernance. During the year, the Committee reviewed its own terms of reference to determine whether its responsibilities are properly described. The amended terms became effective on 1 January 2019.

The Committee is comprised of two Non-Executive Directors and the Chairman. The Group Secretary acts as secretary to the Committee. Other attendees at Committee meetings in 2018 (or part thereof) were the Chief Executive Officer and the Chief HR Officer.

In 2018 the Committee met five times. At the start of the year the Committee considered the results of the Committee’s annual self-evaluation for 2017 and its priorities for the year and used these to help create an annual plan for meetings for 2018.

APPOINTMENT AND REAPPOINTMENT OF DIRECTORS AND ULE

Reappointment: All Directors (unless they are retiring) are nominated by the Boards for re-election at the AGMs each year on the recommendation of the Committee who, in deciding whether to nominate a Director, take into consideration the outcomes of the Chairman’s discussions with each Director on individual performance, the evaluation of the Boards and its Committees and the continued good performance of individual Directors. Non-Executive Directors normally serve for a period of up to nine years. The average tenure of the Non-Executive Directors who have retired from the Boards over the past ten years has been seven years. The schedule the Committee uses for orderly succession planning of Non-Executive Directors can be found on our website at unilever.com/committees. Ann Fudge did not put herself forward for re-election at the AGMs in May 2018. She had served nine years on the Boards. The Committee proposed the reappointment of all other Directors and the Directors were appointed by shareholders by a simple majority vote at the AGMs.

The Committee also recommends to the Boards candidates for election as Chairman and Senior Independent Director/Vice-Chairman. After being reappointed as Non-Executive Directors at the 2018 AGMs, Youngme Moon became the Senior Independent Director/Vice-Chairman and John Rishton and Strive Masiyiwa remained Chairs of the Audit Committee and the Corporate Responsibility Committee respectively. Vittorio Colao became Chair of the Compensation Committee and Marijn Dekkers became Chair of the Nominating and Corporate Governance Committee.

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

2018 appointments: The Committee recommended to the Boards to nominate Andrea Jung as a new Non-Executive Director at the 2018 AGMs taking into account the views of Egon Zehnder. In May 2018 the AGMs resolved to appoint Andrea Jung with immediate effect. She has further strengthened the Boards in the areas of consumer/FMCG insights, sales & marketing and leadership of global entities.

Upon Paul Polman’s notice of retirement as CEO and Executive Director effective 31 December 2018, the Committee recommended to appoint Alan Jope as his successor. In forming its recommendation, the Committee had reviewed the selection criteria which had been developed as part of succession planning and the extensive slate of potential candidates and their respective capabilities by reference to those criteria. Considering Alan Jope’s skills set, depth of understanding and experience of Unilever and the sector and markets in which the Group operates, as well as his track record of delivering high quality performance, the Committee recommended that Alan Jope be nominated by the Boards as the new CEO effective 1 January 2019, which appointment was approved by the Board of Directors in November 2018. Alan Jope will be proposed to be appointed as Executive Director at the AGMs in May 2019.

48	Governance Report	Annual Report on Form 20-F 2018

Unilever Leadership Executive (ULE) Succession Planning and Appointment: In consultation with the Committee, the Boards review the adequacy of succession planning processes and the actual succession planning at ULE level. In 2018 the Boards were consulted by the Chief Executive Officer upon the selection criteria and appointment procedures for senior management changes.

DIVERSITY POLICY

Unilever has long understood the importance of diversity within our workforce because of the wide range of consumers we connect with globally. This goes right through our organisation, starting with the Boards. Unilever’s Board Diversity Policy, which is reviewed by the Committee each year, is reflected on our website at www.unilever.com/boardsofunilever. The Boards feel that, while gender and ethnicity are an important part of diversity, Unilever Directors will continue to be selected on the basis of their wide-ranging experience, backgrounds, skills, knowledge and insight.

In 2018 the Committee also reviewed and considered relevant recommendations on diversity and remains pleased that 45% of our Non-Executive Directors are women and that there are nine nationalities represented on the Boards.

CORPORATE GOVERNANCE DEVELOPMENTS

The Committee reviews relevant proposed legislation and changes to relevant corporate governance codes at least twice a year. It carefully considers whether and how the proposed laws/rules would impact upon Unilever and whether Unilever should participate in consultations on the proposed changes. For example, during 2018, developments of the Dutch and the UK Corporate Governance Codes, the EU Shareholders Rights Directive and Boardroom diversity were discussed by the Committee.

EVALUATION

As part of the Board evaluation carried out in 2018, the Boards evaluated the performance of the Committee. The Committee also carried out an assessment of its own composition and performance in 2018. The Committee members concluded that the Committee is performing effectively.

Marijn Dekkers

Chair of the Nominating and Corporate

Governance Committee

Laura Cha

Feike Sijbesma

Annual Report on Form 20-F 2018	Governance Report	49

DIRECTORS’ REMUNERATION REPORT

COMPENSATION COMMITTEE MEMBERS AND ATTENDANCE

ATTENDANCE

Vittorio Colao Chair (since May 2018)	5/5
Marijn Dekkers	5/5
Mary Ma	5/5
Andrea Jung (Member since May 2018)	2/2
Ann Fudge (Member and Chair until May 2018)	3/3

This table shows the membership of the Committee together with their attendance at meetings during 2018. If Directors are unable to attend a meeting, they have the opportunity beforehand to discuss any agenda items with the Committee Chair. Attendance is expressed as the number of meetings attended out of the number eligible to be attended.

LETTER FROM THE CHAIR

DEAR SHAREHOLDERS,

As the new Compensation Committee Chair, I am pleased to present Unilever’s Directors’ Remuneration Report (DRR) 2018. In the sections below, I set out the Committee’s activities in 2018, including remuneration outcomes for 2018 and describe our Executive Director changes. I also reflect on the feedback we received on our new Remuneration Policy which was approved at the 2018 AGMs and detail our remuneration decisions for 2019.

BUSINESS PERFORMANCE AND REMUNERATION OUTCOMES FOR 2018

ANNUAL BONUS

In determining the Underlying Sales Growth (USG) target for the annual bonus plan we assumed a full year of Argentinian price growth. Due to the application of IAS 29 hyperinflationary accounting from 1 July and the consequent removal of Argentinian pricing in our reported USG of 2.9%, we have included the Argentinian pricing to give a sales growth of 3.4% for the bonus calculation. Underlying Operating Margin (UOM) improved by 90bps to 18.4% driven by 50bps gross margin improvement and 30 bps of overheads reduction reflecting both the impact of our innovations and ongoing savings programmes. In 2018 we delivered over €2 billion of savings. In determining the Free Cash Flow (FCF) target for the annual bonus plan we assumed that Unilever would retain the working capital balances related to the Spreads business at closing. However as part of the deal we received payment for the working capital, thus the reported FCF of €5.0 billion was adjusted to €5.6 billion for the bonus calculation to both include the cash tax on disposals (€0.2 billion) per the definition and cash received (€0.4 billion) in respect of the transfer of working capital to KKR at closing.

These results are solid, demonstrating Unilever’s ability to continue to grow profitably and keep generating value in challenging market conditions. Performance against 2018 targets resulted in an outcome for the 2018 annual bonus of 76% of target. Accordingly, having assessed the quality of results and satisfied itself that this outcome reflected the underlying performance of the business in 2018, the Committee confirmed a bonus of 76% of target opportunity (114% of Fixed Pay against a target of 150%) for the former CEO, Paul Polman, and of 76% of target opportunity (91% of Fixed Pay against a target of 120%) for the CFO, Graeme Pitkethly, as detailed on page 55.

GLOBAL SHARE INCENTIVE PLAN (GSIP) AND MANAGEMENT CO-INVESTMENT PLAN (MCIP)

Unilever has delivered consistent top and bottom line growth with USG at an average of 3.4% over the past three years, and margin improvement at an average of +83 basis points. Unilever also generated strong cumulative operating cash flow of €19.1 billion and finished 5th out of 19 in our peer group for total shareholder return (TSR). This performance against 2016-2018 targets resulted in an outcome for GSIP and MCIP of 132%. Having confirmed that this outcome reflected the underlying performance of the business over

HIGHLIGHTS OF 2018

•  Review and adaptation of Unilever’s new Reward Framework for our Executive Directors, with an emphasis on alignment with strategy and long-term value creation, personal investment in Unilever shares, and simplified variable pay with safeguards to prevent high levels of pay not justified by performance.

•  Constructive engagement with shareholders and shareholder representative bodies during the year both before and after the implementation of this new Reward Framework for our Executive Directors.

•  Executive Director changes, with the announcement of Paul Polman’s retirement and his replacement by Alan Jope as CEO.

the plan duration, the Committee confirmed a vesting ratio of 132% (corresponding to 66% of maximum for GSIP and 88% of maximum for MCIP, which is capped at 150% for the Executive Directors), as detailed on page 56.

The Committee did not apply any discretionary adjustments to annual bonus or GSIP/MCIP outcomes.

EXECUTIVE DIRECTOR CHANGES

Paul Polman stepped down from the role of CEO and Executive Director on 31 December 2018 and will retire from employment on 2 July 2019. He will continue to be paid in line with our Remuneration Policy during this period. Paul was awarded a bonus for 2018, and his GSIP and MCIP 2016-2018 awards vested on 11 February 2019, as set out below. His other inflight long-term incentive awards will vest on their normal timeframe based on Unilever’s performance and will be pro-rated to his retirement date. No new incentive awards (neither bonus nor MCIP) will be made to Paul Polman. Further details are set out on page 60.

Alan Jope has been appointed CEO effective 1 January 2019 and will be proposed for election as Executive Director to the Boards at the AGMs in May 2019. Alan Jope’s Fixed Pay for his role as CEO has been set at €1,450,000, with annual bonus and MCIP opportunity in line with our Remuneration Policy. Further details of Alan Jope’s remuneration package are set out on page 52.

UNILEVER’S REMUNERATION POLICY

Unilever’s Remuneration Policy is based on simplicity and transparency with just three elements: Fixed Pay, annual bonus and the MCIP through which executives must invest their bonus (after having paid tax) in Unilever shares to receive match shares that may vest based on Unilever’s performance over the following four years.

The Policy was approved at our May 2018 AGMs with a significant minority voting against. Through the year we undertook extensive consultation with our shareholders and their representative bodies to ensure we fully understood the concerns that some investors had with our Policy.

I was very encouraged that most shareholders appreciated the direction our Remuneration Policy is taking in terms of simplification, increased share ownership commitment and lengthened timeframes for performance measurement. However, the extent of the changes we made over the previous two years clearly led to an impression of complexity, which we underestimated.

The Committee carefully considered all of the feedback received, both negative and positive. I summarise below the principal issues together with the Committee’s decisions, highlighting where we have made changes to the implementation of the Remuneration Policy to reflect shareholders’ feedback and where we concluded that the Policy supports the achievement of Unilever’s strategy and shareholders’ interests.

•	Increase of 2018 fixed pay, annual bonus and maximum pay opportunity of former CEO Paul Polman:

This concern was largely addressed by Paul’s decision not to accept the proposed 5% increase in Fixed Pay. Alan Jope has been appointed CEO at a Fixed Pay level 14% lower than Paul’s previous rate.

50	Governance Report	Annual Report on Form 20-F 2018

www.unilever.com/investor-relations/agm-and-corporate- governance/ (Statement on Remuneration Policy)

In addition, the Committee retains the additional safeguard outlined in the 2017 DRR: if the result of combined annual bonus and MCIP performance outcomes exceeds 75% of the maximum total opportunity (excluding the effects of share price change and dividends on share awards) the Committee will review rigorously the quality and sustainability of underlying performance and then may apply its discretion to reduce or cap the MCIP performance outcome applicable to the Executive Directors. For Alan Jope, this ‘handbrake test’ consequently would apply when his total pay level reaches approximately €8.8m (a level more than 20% below Paul Polman’s previous maximum pay opportunity), as indicated in the CEO Pay Comparison table below.

The Committee has decided to apply no increases to Executive Directors’ Fixed Pay levels for 2019. It is the Committee’s intention to review remuneration levels and award Fixed Pay increases in future years subject to the development and performance of the Executive Directors in their role.

CEO Pay Comparison table:

	CEO Target Total Pay €m p.a.
	Alan Jope	Paul Polman	Paul Polman Previous Policy
Fixed Pay	1.450	1.689	1.689

Annual Bonus	2.175	2.534	1.487

MCIP* Match Share Award	2.175	2.534	0.892

GSIP Share Award			2.478
Total	5.800	6.757	6.546
Personal MCIP* Investment in Unilever shares	1.450	1.689	0.892

	CEO Maximum Total Pay €m p.a.
	Alan Jope	Paul Polman	Paul Polman Previous Policy
Fixed Pay	1.450	1.689	1.689

Annual Bonus	3.263	3.801	2.478

MCIP* Match Share Award	6.525	7.602	2.230

GSIP Share Award			4.956
Total	11.238	13.092	11.353
Personal MCIP* Investment in Unilever shares	2.175	2.534	1.652
75% Safeguard Test (‘Handbrake’)	8.791	10.241

*	MCIP at maximum investment

•	Consolidation of pension and allowances into a single Fixed Pay number: The consolidation of all fixed pay elements into one single number provides simplicity and transparency and since 2017 applies across the Unilever Leadership Executive (ULE) and our ‘Top 100’ managers. We continue to position Fixed Pay levels for our Executive Directors conservatively against our peer group. The Committee will therefore continue with the consolidated Fixed Pay approach.

•	Mandatory minimum threshold of 33% of bonus investment into MCIP: In response to feedback received, the Committee will reintroduce a requirement for members of the ULE, including CEO and CFO to invest at least 33% of their bonus in Unilever shares through MCIP.

•	Sustainability Progress Index assessment: Many investors wanted to know how we will assess our progress on sustainability, which was introduced as a performance measure for MCIP from 2017. The Committee will provide an annual progress report in the DRR providing transparency on the assessment of the Sustainability Progress Index, based on a joint assessment conducted with the Corporate Responsibility Committee. On page 53 we report the update for 2017 and 2018 performance.
•	Buy-out awards for Executive Directors: The Committee’s intention in normal circumstances is to use only transition awards when hiring executive directors from outside Unilever to replace awards forgone. The Committee intends to state this position formally in the Remuneration Policy when it is next renewed.

Overall, the Committee has concluded that the Remuneration Policy supports the reshaping of our business and acceleration of our transformation as we move towards achieving our strategic 2020 objectives. In implementing the Policy, the Committee will continue to seek investors’ feedback and review any concerns. We will ensure that the Policy continues to provide strong and clear links between Unilever’s business strategy, shareholders’ interests and executives’ incentives.

During the coming year, the Committee will continue to monitor developments in remuneration policy and prevailing market practice, including the implementation of the changes to the UK Corporate Governance Code and remuneration reporting regulations. We value a continuing dialogue with institutional investors, employees and other stakeholders to make sure that our Remuneration Policy remains fit for purpose and aligned to support the delivery of Unilever’s strategy.

ENGAGING WITH EMPLOYEES

The Committee is aware of and takes into consideration reward conditions elsewhere in the Group. We are proud of the Framework for Fair Compensation introduced by Unilever as part of the USLP, which includes the target to achieve living wage compliance for all our employees globally by 2020, a goal we are on track to complete earlier than planned:

www.unilever.com/sustainable-living/the-sustainable-living- plan/enhancing-livelihoods/fairness-in-the-workplace/fair- compensation/

The Committee welcomes recent UK corporate governance developments, which apply from 1 January 2019 and we are working towards implementing and reporting against these new standards. We have decided to adopt early the key features of the new remuneration reporting regulations including disclosure of the CEO pay ratio, which can be found on page 63. We already comply with many of the principles of the new UK Corporate Governance Code.

The Boards decided to share the responsibility for workforce engagement among all Non-Executive Directors as a collective point of contact. We have developed a number of initiatives to ensure that the Non-Executive Directors are able to engage with the workforce and get a sense of employee sentiment. These will include the chance to meet and hear from cohorts of employees of all levels, face-to-face, allowing for an open discussion on issues important to our employees.

We are also looking at ways we can use technology to give the Committee clear visibility of all employees’ pay across the Unilever Group, so that the Committee can better consider colleagues’ pay and their views on it to provide for the best possible alignment with Executive pay.

IMPLEMENTATION REPORT

The Annual Remuneration Report overleaf describes the implementation of our Remuneration Policy in 2018 and our remuneration decisions for 2019. Both PLC and NV shareholders will have an advisory vote on the implementation of our Remuneration Policy at the 2019 AGMs.

On behalf of the Committee and the entire Board, I thank all shareholders and their representatives for the constructive engagement in 2018 and 2019 and the valuable feedback and suggestions. We are grateful for your continuing support and welcome any future guidance.

Vittorio Colao

Chair of the Compensation Committee

Annual Report on Form 20-F 2018	Governance Report	51

DIRECTORS’ REMUNERATION REPORT CONTINUED

ANNUAL REMUNERATION REPORT

The following sets out how Unilever’s remuneration policy (which was approved by shareholders at the May 2018 AGMs and is available on our website) was implemented in 2018, and how it will be implemented in 2019.

www.unilever.com/remuneration-policy

IMPLEMENTATION OF THE REMUNERATION POLICY IN 2019 FOR OUR CEO (ALAN JOPE) AND CFO (GRAEME PITKETHLY)

ELEMENTS OF REMUNERATION

ALAN JOPE

Alan Jope became CEO on 1 January 2019. He will be proposed for election as an Executive Director of the Boards of NV and PLC at the AGMs in May 2019. The Committee approved the remuneration package for Alan Jope set out in the table below (shown as for “CEO”), which came into effect from 1 January 2019, and will remain unchanged if he is appointed as an Executive Director at the May 2019 AGMs. His remuneration package is in accordance with the approved Remuneration Policy. The Committee believes that the positioning of the package represents an acceptable balance in view of various considerations, such as Paul Polman’s package, competitive external market pay rates across Unilever’s peer group and Alan’s previous package and experience.

ELEMENTS OF REMUNERATION	AT A GLANCE	ADDITIONAL INFORMATION
FIXED PAY	Annual Fixed Pay effective from January 2019: • CEO: €1,450,000 • CFO: €1,102,874	Details of the rationale for our Executive Directors’ Fixed Pay amounts can be found above and in the Chair Letter on page 51.

OTHER BENEFIT ENTITLEMENTS	Implemented in line with the 2018 Remuneration Policy.	n/a

ANNUAL BONUS

•  Implemented in line with the 2018 Remuneration Policy.

•  Target annual bonus of 150% of Fixed Pay for the CEO and 120% of Fixed Pay for the CFO.

•  Business Performance Multiplier of between 0% and 150% based on achievement against business targets over the year.

•  Maximum annual bonus is 225% of Fixed Pay for the CEO and 180% for the CFO.

For 2019, the Business Performance Multiplier will be based on the following metrics:

A 0% multiplier will be applied for threshold performance, and up to 150% multiplier for maximum performance. Performance target ranges are considered to be commercially sensitive and will be disclosed in full with the corresponding performance outcomes retrospectively following the end of the relevant performance year.

MCIP

•  Implemented in line with the 2018 Remuneration Policy.

•  With effect from the 2018 bonus Executive Directors are required to invest a minimum of 33% of their bonus into MCIP.

•  Matching shares are awarded based on performance up to a maximum of 3 x matching shares.

•  MCIP award to be made on 23 April 2019, vesting 9 February 2023 (with a requirement to hold vested matching shares for a further one-year retention period).

•  Alan Jope and Graeme Pitkethly both elected to invest the maximum value of their 2018 bonus into MCIP investment shares, giving a maximum value from the matching shares for the CEO of €1,748,972 and for the CFO of €2,021,700.

Performance conditions are assessed over a four-year period. The performance conditions and target ranges for 2019 awards under the MCIP will be as follows:

Performance at threshold results in no matching shares being awarded, target performance results in an award of 1.5 x matching shares, up to a maximum award of 3 x matching shares, with straight-line vesting between threshold and maximum. Participants are required to hold all their own investment shares and remain employed by Unilever for the duration of the relevant performance period.

52	Governance Report	Annual Report on Form 20-F 2018

ELEMENTS OF REMUNERATION	AT A GLANCE	ADDITIONAL INFORMATION
MCIP (CONTINUED)

The target range for ROIC has been reduced by 50bps from the MCIP 2018- 21 cycle to reflect the dilutive impact of IFRS16 Lease Accounting. The target range for UEPS was increased in previous MCIP cycles to reflect the benefit of the Share Buyback programmes in 2017 and 2018 and the significant step up in margin required to achieve an Underlying Operating Margin of 20% by 2020. The target range has now been normalised to reflect the reduction in operational leverage following the earlier years of margin improvement and the reduction in benefit from the Share Buyback programmes over the 2019-2022 performance cycle. Accordingly, the UEPS target range returns towards the levels originally set for MCIP 2017-2020 of 5% to 10%. The range has been widened to reflect the impact of exchange rate volatility in delivering current currency UEPS over a four-year plan cycle. The Committee views 6% compound annual growth in UEPS as a stretching but achievable target for 2019-2022. It should also be noted that the Remuneration Policy provides the Committee with the ability to adjust the formulaic outcome of MCIP by +/- 10% to reflect the underlying performance of the business.

Performance update on Sustainability Progress Index for MCIP:

With effect from 2017, one of the performance measures for MCIP is our progress on sustainability, measured by the sustainability progress index (SPI). The SPI is an assessment made jointly by the Compensation Committee and the Corporate Responsibility Committee (CRC) taking into account Unilever’s wider progress on sustainability together with progress towards the targets in our reported USLP scorecard. The Committees determine a numerical rating for the previous year’s SPI in the range of zero to 200%; annual ratings will then be tallied as an average SPI Index for each four-year MCIP performance period. At the end of the year, the Committees will disclose a progress report on the year’s SPI performance assessment. At the end of the MCIP performance period the Committee will disclose a narrative setting out the SPI performance achieved and the corresponding outcome that the Committee has determined for the SPI over the four-year cycle.

The SPI score for MCIP performance years 2017 and 2018 (relating to the USLP reports of 2016 and 2017 respectively) is set out below.

To avoid over-focus on a small number of elements, the 2017 SPI assessment was undertaken on a holistic basis. USLP targets were assessed on progress towards the target’s end date, rather than in the year. Each target was rated as: on-plan for target date achievement; off-plan for target date; and percentage achieved by target date (where the target date has already passed).

For the 2018 assessment, the SPI was reviewed in terms of: (i) progress towards the 10 USLP pillar targets; (ii) Unilever’s transformational change agenda; (iii) our performance on sustainable living brands; and (iv) the impact of Unilever’s activity on Sustainability. Thereby, the SPI assessment included progress of important workstreams as well as towards wider ambitions which flow from the USLP about how we should lead industry and coalition groups to drive change. This recognises major problems that are central to our business, such as for example the contribution of Palm Oil to deforestation and climate change, or the damage to the oceans, food chains and fresh water supplies from single use plastics.

		MCIP performance year (USLP Report year)	SPI score	Summary of rationale for SPI score
		2017 (USLP Report 2016)	120

2016 saw good progress across the USLP with 80% of our detailed targets ‘on track’, and seven of the nine pillar targets on track. We continued to pursue our transformational change agenda with impact, driving action on Water Sanitation and Hygiene (WASH), climate change, sustainable agriculture and empowering women at the same time as driving business growth through more purpose-led brands. Our Sustainable Living Brands grew 50% faster than the rest of the business. We had the top position in the most important independent rankings and indices worldwide.

Annual Report on Form 20-F 2018	Governance Report	53

DIRECTORS’ REMUNERATION REPORT CONTINUED

ELEMENTS OF REMUNERATION	AT A GLANCE	ADDITIONAL INFORMATION
MCIP (CONTINUED)		MCIP performance year (USLP Report year)	SPI score	Summary of rationale for SPI score

		2018 (USLP Report 2017)	120	In 2017 we made significant progress on our transformational change agenda with impact, driving action on WASH, climate change, sustainable agriculture, empowering women and responsible digital marketing. We also improved our progress on brands with purpose, with Sustainable Living Brands contributing 70% of turnover growth. Unilever’s activities remained highly influential with consistently high scores on independent rankings and indices worldwide. Internally our employee engagement scores showed very strong affiliation with our USLP and sustainable growth. We remained ‘on track’ for seven of the nine pillar targets (except Water and the Inclusive Business pillar) and around 80% of our 50+ USLP targets. A number have been achieved well in advance of their target date.

For 2019, the CRC will again review which elements should be included in the SPI performance assessment. Throughout 2019 the CRC will review progress on sustainability with a view to providing the Committee with their annual SPI assessment and recommendation.

ULTIMATE REMEDY/MALUS AND CLAW-BACK

Grants under the GSIP and MCIP are subject to ultimate remedy as explained in the Remuneration Policy. Malus and claw-back apply to all performance-related payments as explained in the Remuneration Policy.

In 2018, the Committee did not reclaim or claw back any of the value of awards of performance-related payments to Executive Directors.

SINGLE FIGURE OF REMUNERATION AND IMPLEMENTATION OF THE REMUNERATION POLICY IN 2018 FOR OUR CEO (PAUL POLMAN) AND CFO (GRAEME PITKETHLY)

The table below shows a single figure of remuneration for each of our Executive Directors for the years 2017 and 2018. The year-on-year comparison reflects the implementation of our new Reward Framework for Executive Directors in May 2018, and so is impacted by both mid-year structural change (with prior figures refreshed to provide a comparison point as detailed in the explanatory footnotes) and ongoing fluctuation in the exchange rates used to convert pay elements denominated in pounds sterling to euros for reporting purposes. A full overview of our ‘Fixed Pay’ model as it now applies to our Executive Directors is set out in the Chair Letter on page 50.

		Paul Polman CEO (UK) (€’000)		Graeme Pitkethly CFO (UK) (€’000)
		2018	2017	2018		2017

Fixed Pay elements	(A) Fixed Pay(a)	1,602	1,439	1,058		978

	(B) Conditional supplemental pension(b)	44	134	–		–

Fixed Pay elements (sub-total)		1,646	1,573	1,058		978

(C) Other benefits		526	613	26		24

(D) Annual bonus		1,926	2,307	1,006		1,124

Long-term incentives	(E) MCIP matching shares – (required by UK law)	2,742	2,042	683	(c)	285	(c)

	(F) GSIP performance shares – (required by UK law)	4,886	5,126	2,267	(c)	704	(c)

Long-term incentives (sub-total)		7,628	7,168	2,950		989

Total remuneration paid – (required by UK law) (A+B+C+D+E+F)		11,726	11,661	5,040		3,115

(G) Share awards (required by Dutch law)		4,535	7,154	1,774		2,187

Total remuneration paid – (required by Dutch law) (A+B+C+D+G)		8,633	11,647	3,864		4,313

(a)

‘Fixed Pay’ for these purposes comprises each individual’s basic salary and fixed allowance paid in the period prior to May 2018 and each individual’s Fixed Pay paid thereafter following the implementation of our new Reward Framework for Executive Directors. 2017 numbers are restated to provide a comparison point, with the 2017 figure for Fixed Pay comprising base salary plus fixed allowance accordingly (with 2017 Fixed Pay of 1,439 for Paul Polman comprising 1,154 base salary plus 285 fixed allowance, and 2017 Fixed Pay of 978 for Graeme Pitkethly comprising 750 base salary plus 228 fixed allowance (all figures in €‘000)).

(b)

‘Conditional Supplemental Pension’ for these purposes comprises the conditional supplemental pension paid to Paul Polman in the period prior to May 2018, at which point it was incorporated into his ‘Fixed Pay’ as described in last year’s Directors’ Remuneration Report.

(c)

Graeme Pitkethly’s GSIP and MCIP values in the above single figure table for 2017 include GSIP performance shares and MCIP matching shares previously granted to him in 2015 before his appointment as an Executive Director, and include gross delivery costs (including tax and social security).

Where relevant, amounts for 2018 have been translated into euros using the average exchange rate over 2018 (€1 = £0.8835 / CHF 1.1573), excluding amounts in respect of MCIP and GSIP which have been translated into euros using the exchange rate at vesting date of 11 February 2019 (€1 = £0.8784). Amounts for 2017 have been translated into euros using the average exchange rate over 2017 (€1 = £0.8756 / CHF 1.1061), excluding amounts in respect of MCIP and GSIP which have been translated into euros using the exchange rate at vesting date of 13 February 2018 (€1 = £0.8882).

We do not grant our Executive Directors any personal loans or guarantees.

54	Governance Report	Annual Report on Form 20-F 2018

ELEMENTS OF SINGLE FIGURE REMUNERATION 2018

(A) FIXED PAY

For 2018, this comprises each individual’s base salary and fixed allowance paid prior to 1 May 2018 (translated into euros where necessary using the average exchange rate over 2018 of €1 = £0.8835), and each individual’s Fixed Pay paid from 1 May 2018 onwards following the implementation of our new Reward Framework for Executive Directors (paid in euros), for a total of:

•	CEO – €1,601,582
•	CFO – €1,058,298

(B) CONDITIONAL SUPPLEMENTAL PENSION

CEO (Paul Polman): Conditional supplemental pension provision agreed with Paul Polman on hiring, which will be paid on his retirement (or his death or total disability prior to retirement). Contributions were made for the period up to 1 May 2018 (when this item was discontinued upon the implementation of our new Reward Framework for Executive Directors) at the rate of 12% of a capped salary equivalent to £976,028, resulting in contributions for 2018 of £39,041.

(C) OTHER BENEFITS

For 2018 this comprises:

	Paul Polman CEO (UK) (€)	(a)	Graeme Pitkethly CFO (UK) (€)	(a)
	2018		2018

Medical insurance cover and actual tax return preparation costs	44,896		17,702

Provision of death-in-service benefits and administration	11,707		8,340

Payment to protect against difference between employee social security obligations in country of residence versus UK	469,788		0

Total	526,391		26,042

(a)	The numbers in this table are quoted in euros (translated where necessary using the average exchange rate over 2018 of €1 = £0.8835 / CHF 1.1573.

(D) ANNUAL BONUS

Annual bonus 2018 actual outcomes

•	CEO – €1,925,810 (which is 51% of maximum, 114% of Fixed Pay).
•	CFO – €1,005,821 (which is 51% of maximum, 91% of Fixed Pay).

This includes cash and the portion of annual bonus that Executive Directors have indicated will be re-invested in shares under the MCIP (satisfying the requirement now effective to invest at least 33%). See below for details. Performance against targets:

Further details of the annual bonus outcomes are described in the Chair Letter on page 50. The calculated pay-out for Unilever’s 2018 performance ratio of 76% was endorsed by the Committee as representing a balanced assessment of underlying performance of the business.

•	Paul Polman

*	Figure reflects Paul Polman’s decision not to accept the 5% increase in Fixed Pay proposed at the 2018 AGMs.

•	Graeme Pitkethly

Annual Report on Form 20-F 2018	Governance Report	55

DIRECTORS’ REMUNERATION REPORT CONTINUED

Annual bonus measures are not impacted by share price growth. Paul Polman’s annual bonus was paid to him wholly in Unilever N.V. shares (after deduction for tax withholding) which he will be required to hold until the second anniversary of his retirement date (see page 60 for further details about leaving arrangements for Paul Polman).

(E) MCIP – UK LAW REQUIREMENT

2018 OUTCOMES

This includes MCIP matching shares granted on 11 February 2016 (based on the percentage of 2015 annual bonus that Paul Polman and Graeme Pitkethly had invested in Unilever shares, as well as performance in the three-year period to 31 December 2018) which vested on 11 February 2019. Further details of the performance measures (including the impact of our April 2017 toughening of performance measures to align the non- GAAP margin measure from COM to UOM) are disclosed below in note (F).

The values included in the single figure table for 2018 are calculated by multiplying the number of shares granted on 11 February 2016 (including additional shares in respect of accrued dividends through to 31 December 2018) by the level of vesting (132% of target award) and the share prices on the date of vesting (NV €48.55 and PLC £42.06). Performance measures and performance against them are as set out in the table under heading (F) below. These have been translated into euros using the exchange rate on the date of vesting (€1 = £0.8784). These results indicate a value of €669,930 delivered through performance and €2,072,491 delivered through share price growth for Paul Polman, and a value of €188,506 delivered through performance and €492,950 delivered through share price growth for Graeme Pitkethly.

(F) GSIP – UK LAW REQUIREMENT

2018 OUTCOMES

This includes GSIP performance shares granted on 11 February 2016, based on performance in the three-year period to 31 December 2018, which vested on 11 February 2019.

The values included in the single figure table for 2018 are calculated by multiplying the number of shares granted on 11 February 2016 (including additional shares in respect of accrued dividends through to 31 December 2018) by the level of vesting (132% of target award) and the share price on the date of vesting (NV €48.55 and PLC £42.06). These have been translated into euros using the exchange rate on the date of vesting (€1 = £0.8784). These results indicate a value of €1,347,596 delivered through performance and €3,524,011 delivered through share price growth for Paul Polman, and a value of €625,424 delivered through performance and €1,635,506 delivered through share price growth for Graeme Pitkethly.

Performance against targets:

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

Further details of the GSIP and MCIP outcomes are described in the Chair Letter on page 50, with details of our stepped-up plans for shareholder value creation (and related treatment of inflight legacy awards) available on our website:

www.unilever.com/ara2017/downloads (Compensation Committee Statement: Alignment of Performance Measures for 2017)

On the basis of this performance, the Committee determined that the GSIP and MCIP awards to the end of 2018 will vest at 132% of initial target award levels (ie 66% of maximum for GSIP and 88% of maximum for MCIP (which is capped at 150% for the Executive Directors)).

(G) SHARE INCENTIVES – DUTCH LAW REQUIREMENT

As per the Dutch requirements, these costs are non-cash costs and relate to the expenses recognised for the period following IFRS 2. This is based on share prices on grant dates and a 98% adjustment factor for GSIP shares and MCIP matching shares awarded in 2018, 2017 and 2016.

56	Governance Report	Annual Report on Form 20-F 2018

SCHEME INTERESTS AWARDED IN THE YEAR

PLAN	MCIP Conditional matching share award made on 3 May 2018	GSIP Conditional share award made on 16 February 2018

BASIS OF AWARD

Based on the level of 2017 annual bonus paid in 2018 invested by the CEO and CFO. The following numbers of matching shares were awarded on 3 May 2018(a):

CEO:

PLC – 0

NV – 50,519

CFO:

PLC – 12,408

NV – 12,408

Maximum vesting results in 150% of the above awards vesting.

The CEO received a target award of 200% of base salary at the time (as disclosed in the Directors’ Remuneration Report 2017).

CEO:

PLC – 26,209

NV – 26,209

The CFO received a target award of 150% of base salary at the time (as disclosed in the Directors’ Remuneration Report 2017).

CFO:

PLC – 12,772

NV – 12,772

Maximum vesting results in 200% of target awards vesting, which translates to a maximum vesting of 400% of base salary for the CEO and 300% of base salary for the CFO.

MAXIMUM FACE VALUE OF AWARDS	CEO: €3,469,898(b) CFO: €1,685,412(b)	CEO: €4,560,247(c) CFO: €2,222,270(c)

THRESHOLD VESTING (% OF TARGET AWARD)	Four equally weighted long-term performance measures. 0% of the target award vests for threshold performance.

Four equally weighted long-term performance measures. For the three business-focused metrics, 25% of the target award vests for threshold performance. For the TSR measure, 50% of the target award vests for threshold performance.

PERFORMANCE PERIOD	1 January 2018 – 31 December 2021 (with a requirement to hold vested matching shares for a further one-year retention period).	1 January 2018 – 31 December 2020 (with a requirement to hold vested shares for a further one-year retention period).

DETAILS OF PERFORMANCE MEASURES	Subject to four equally weighted performance measures:	Subject to four equally weighted performance measures:

Participants are required to hold all their own investment shares and normally to remain employed by Unilever for the duration of the relevant performance period.

(a)

Under MCIP, Executive Directors invest in NV or PLC shares, and receive a corresponding number of performance-related matching shares. On 3 May 2018, the CEO invested 67% (£1,353,400) and the CFO invested 67% (£659,531) of their 2017 annual bonus in MCIP investment shares (the CEO elected to invest fully in NV shares, and the CFO elected to receive an equal number of shares in each of PLC and NV, in line with the share choice provisions in operation at the time).

(b)

Face values are calculated by multiplying the number of shares granted on 3 May 2018 by the share price on that day of PLC £39.55 and NV €45.79 respectively, assuming maximum performance and therefore maximum vesting of 150% for MCIP and then translating into euros using an average exchange rate over 2018 of €1 = £0.8835.

(c)

Face values are calculated by multiplying the number of shares granted on 16 February 2018 by the share price on that day of PLC £38.02 and NV €43.97 respectively, assuming maximum performance and therefore maximum vesting of 200% for GSIP and then translating into euros using an average exchange rate over 2018 of €1 = £0.8835.

Annual Report on Form 20-F 2018	Governance Report	57

MINIMUM SHAREHOLDING REQUIREMENT AND EXECUTIVE DIRECTOR SHARE INTERESTS (UNAUDITED)

The remuneration arrangements applicable to our Executive Directors require them to build and retain a personal shareholding in Unilever (by the later of 2018 or five years from their date of appointment) to align their interests with those of Unilever’s shareholders. Incoming Executive Directors will be required to retain all shares vesting from any share awards made since their appointment until their minimum shareholding requirements have been met in full.

The table below shows the Executive Directors’ share ownership against the minimum shareholding requirements as at 31 December 2018 and the interest in NV and PLC ordinary shares of Executive Directors and their connected persons as at 31 December 2018.

When calculating an Executive Director’s personal shareholding the following methodology is used:

•

Fixed Pay at the date of measurement, in line with the application of the new Reward Framework to our Executive Directors (resulting in a de facto increase in the share ownership requirement applicable to them from the previous multiple of base salary).

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
•

Shares awarded on a conditional basis by way of the GSIP or MCIP will not qualify until the moment of vesting (ie once the precise number of shares is fixed after the three-year vesting period for the GSIP, or a four-year vesting period for the MCIP, has elapsed).

•	The shares will be valued on the date of measurement or, if that outcome fails the personal shareholding test, on the date of acquisition.

The share price for the relevant measurement date will be based on the average closing share prices and the euro/sterling/US dollar exchange rates from the 60 calendar days prior to the measurement date.

Executive Directors are required to hold shares to the value of 100% of their shareholding requirement for 12 months post cessation of employment at Unilever, and 50% of these shares for 24 months post cessation of employment with Unilever. ULE members are required to build a shareholding of 400% of Fixed Pay (500% for the CEO). This requirement is 150% of Fixed Pay for the ‘Top 100’ management layer below ULE.

EXECUTIVE DIRECTORS’ AND THEIR CONNECTED PERSONS’ INTERESTS IN SHARES AND SHARE OWNERSHIP

	Share ownership		Actual share ownership as	Shares held as at 1 January 2018(b)		Shares held as at 31 December 2018(b)
	guideline as % of Fixed Pay (as at 31 December 2018)	Have guidelines been met (as at 31 December 2018)?	a % of Fixed Pay (as at 31 December 2018)(a)	NV	PLC	NV	PLC
CEO: Paul Polman	500	Yes	4,116%	952,374	314,130	1,118,459	324,351
CFO: Graeme Pitkethly	400	Yes	471%	44,496	55,797	35,340	73,495
(a)

Calculated based on the minimum shareholding requirements and methodology set out above and the headline Fixed Pay for the CEO and CFO as at 31 December 2018 (ie €1,689,307 for the CEO and €1,102,874 for the CFO).

(b)	NV shares are ordinary €0.16 shares and PLC shares are ordinary 3 1⁄9p shares.

During the period between 31 December 2018 and 21 February 2019, the following changes in interests have occurred:

•	Graeme Pitkethly purchased 6 PLC shares under the Unilever PLC ShareBuy Plan: 3 on 9 January 2019 at a share price of £40.88, and a further 3 on 8 February 2019 at a share price of £41.75; and
•	as detailed under headings (E) and (F) on page 56, on 11 February 2019:
•	Paul Polman acquired 56,487 NV shares following the vesting of his 2016 MCIP award, and 101,887 NV shares following the vesting of his 2016 GSIP award; and
•	Graeme Pitkethly acquired 7,057 NV shares and 7,118 PLC shares following the vesting of his 2016 MCIP award, and 46,729 PLC shares following the vesting of his 2016 GSIP award.

The voting rights of the Directors (Executive and Non-Executive) and members of the ULE who hold interests in the share capital of NV and PLC are the same as for other holders of the class of shares indicated. As at 21 February 2019 none of the Directors’ (Executive and Non-Executive) or other ULE members’ shareholdings amounted to more than 1% of the issued shares in that class of share, excluding the holdings of the Leverhulme Trust and the Leverhulme Trade Charities Trust, which amounted to 4.19%. All shareholdings in the table above are beneficial. In addition, 46,931,182 shares are held by the Leverhulme Trust and 2,035,582 shares are held by the Leverhulme Trade Charities Trust, of which Paul Polman is a director.

INFORMATION IN RELATION TO OUTSTANDING SHARE INCENTIVE AWARDS

As at 31 December 2018, Paul Polman held awards over a total of 317,936 shares which are subject to performance conditions, and Graeme Pitkethly held awards over a total of 139,570 shares which are subject to performance conditions. There are no awards of shares without performance conditions and no awards in the form of options.

58	Governance Report	Annual Report on Form 20-F 2018

MANAGEMENT CO-INVESTMENT PLAN

The following conditional shares vested during 2018 or were outstanding at 31 December 2018 under the MCIP:

		Balance of conditional shares at 1 January 2018		Conditional shares awarded in 2018(a)						Balance of conditional shares at 31 December 2018
	Share type	Original award		Performance period 1 January 2018 to 31 December 2021	Price at award	Dividend shares accrued during the year(d)	Vested in 2018(e)	Additional shares earned in 2018	Price at vesting	Shares lapsed	No. of shares
Paul Polman	NV	100,071	(b)	50,519	€45.79	3,477	46,878	15,204	€43.57	0	122,393
	PLC	0	(b)	0	£39.55	0	0	0	£37.91	0	0
Graeme Pitkethly	NV	10,678	(c)	12,408	€45.79	653	0	0	€43.57	0	23,739
	PLC	13,154	(c)	12,408	£39.55	688	3,454	1,023	£37.91	0	23,819

(a)

Each award of conditional matching shares vests four years after the date of the award, subject to performance conditions and an additional retention period (further details can be found on page 57). Awards are all subject to continued employment and maintenance of the underlying investment shares. Under MCIP, Executive Directors are able to choose whether they invest in PLC or NV shares or an equal number of shares in each, and receive a corresponding number of performance-related matching shares (currently 1.5 x matching shares for each investment share purchased). Matching shares will be awarded in the same form as the investment shares (ie in PLC shares, NV shares or an equal number of shares in each). On 3 May 2018, Paul Polman and Graeme Pitkethly each invested in the MCIP 67% of their annual bonus earned during 2017 and paid in 2018, and received a corresponding award of 1.5 x matching shares (which will vest, subject to performance, on 16 February 2022).

(b)

This includes a grant of 29,128 NV shares made on 13 February 2015 (which vested on 13 February 2018), a grant of 39,318 NV shares made on 11 February 2016 (which vested on 11 February 2019), a grant of 26,578 NV shares made on 17 May 2017 (vesting on 16 February 2021), and 5,047 NV shares from reinvested dividends accrued in prior years in respect of awards.

(c)

This includes grants that were made to Graeme Pitkethly before his appointment as Executive Director on 21 April 2016 (being a grant of 2,215 PLC shares made on 13 February 2015 (which vested on 13 February 2018) and a grant of 4,912 of each of NV and PLC shares made on 11 February 2016 (which vested on 11 February 2019), a grant of 5,423 of each of NV and PLC shares made on 17 May 2017 (vesting on 16 February 2021) and 343 NV shares and 604 PLC shares from reinvested dividends accrued in prior years in respect of awards.

(d)	Reflects reinvested dividend equivalents accrued during 2018 and subject to the same performance conditions as the underlying matching shares.
(e)

The 13 February 2015 grant vested on 13 February 2018 at 148% for Paul Polman and 142% for Graeme Pitkethly. In accordance with Unilever’s existing remuneration policy, Executive Directors are able to choose whether they receive any shares due to vest under MCIP in PLC or NV shares or an equal number of shares in each. Paul Polman elected for share choice and chose to receive his shares in the form of 100% NV shares, and Graeme Pitkethly elected to receive his shares in the form of an equal number of shares in each of PLC and NV.

GLOBAL SHARE INCENTIVE PLAN

The following conditional shares vested during 2018 or were outstanding at 31 December 2018 under the GSIP:

		Balance of conditional shares at 1 January 2018		Conditional shares awarded in 2018(a)						Balance of conditional shares at 31 December 2018
	Share type	Original award		Performance period 1 January 2018 to 31 December 2020	Price at award	Dividend shares accrued during the year(d)	Vested in 2018(e)	Additional shares earned in 2018	Price at vesting	Shares lapsed	No. of shares
Paul Polman	NV	107,885	(b)	26,209	€43.970	3,100	58,738	19,051	€43.57	0	97,507
	PLC	108,583	(b)	26,209	£38.015	3,309	59,294	19,231	£37.91	0	98,038
Graeme Pitkethly	NV	35,149	(c)	12,772	€43.970	1,459	4,966	1,469	€43.57	0	45,883
	PLC	35,332	(c)	12,772	£38.015	1,557	5,013	1,482	£37.91	0	46,130

(a)

Each award of conditional shares vests three years after the date of the award, subject to performance conditions (further details can be found on page 57). The 2018 award was made on 16 February 2018 (vesting 17 February 2021).

(b)

This includes a grant of 36,497 of each of NV and PLC shares made on 13 February 2015 (which vested on 13 February 2018), a grant of 35,115 of each of NV and PLC shares made on 11 February 2016 (which vested on 11 February 2019), a grant of 30,532 of each of NV and PLC shares made on 13 February 2017 (vesting on 13 February 2020) and 5,741 NV shares and 6,439 PLC shares from reinvested dividends accrued in prior years in respect of awards.

(c)

This includes grants that were made to Graeme Pitkethly before his appointment as Executive Director on 21 April 2016 (being a grant of 3,216 of each of NV and PLC shares made on 13 February 2015 (which vested on 13 February 2018) and a grant of 16,297 of each of NV and PLC shares made on 11 February 2016 (which vested on 11 February 2019)), a grant of 14,171 of each of NV and PLC shares made on 13 February 2017 (vesting on 13 February 2020), and 1,465 NV shares and 1,648 PLC shares from reinvested dividends accrued in prior years in respect of awards.

(d)	Reflects reinvested dividend equivalents accrued during 2018, subject to the same performance conditions as the underlying GSIP shares.
(e)

The 13 February 2015 grant vested on 13 February 2018 at 148% for Paul Polman and 142% for Graeme Pitkethly. In accordance with Unilever’s existing remuneration policy, Executive Directors are able to choose whether they receive any shares due to vest under GSIP in PLC or NV shares or an equal number of shares in each. Paul Polman elected for share choice and chose to receive his shares in the form of 100% NV shares. Therefore, upon vesting, his 13 February 2015 PLC award was cancelled and converted and delivered to him as 58,234 NV shares (resulting in a total vesting for the 13 February grant of 116,972 NV shares). Graeme Pitkethly elected to receive his shares in the form of an equal number of shares in each of PLC and NV.

Annual Report on Form 20-F 2018	Governance Report	59

EXECUTIVE DIRECTORS’ SERVICE CONTRACTS

Starting dates of our Executive Directors’ service contracts:

•	Paul Polman (CEO and Executive Director to 31 December 2018): 1 October 2008 (signed on 7 October 2008, and terminated due to retirement with effect from 2 July 2019); and
•	Graeme Pitkethly: 1 October 2015 (signed on 16 December 2015).

Arrangements for Alan Jope will be in line with our Remuneration Policy and effective from his date of appointment as CEO on 1 January 2019.

Service contracts are available to shareholders to view at the AGMs or on request from the Group Secretary, and can be terminated with 12 months’ notice from Unilever or six months’ notice from the Executive Director. A payment in lieu of notice can be made of no more than one year’s base salary, fixed allowance and other benefits. Other payments that can be made to Executive Directors in the event of loss of office are disclosed in our Remuneration Policy which is available on our website.

www.unilever.com/remuneration-policy

PAYMENTS TO FORMER DIRECTORS / PAYMENTS FOR LOSS OF OFFICE

There have been no payments to former Directors or payments for loss of office during the year.

Paul Polman stepped down as CEO and Executive Director with effect from 31 December 2018, and will retire from employment with Unilever effective 2 July 2019 (the “Retirement Date”). Until his Retirement Date he will assist with an orderly transition and handover of responsibilities.

In accordance with his service agreement and our Remuneration Policy, Paul Polman:

•	will continue to receive Fixed Pay and benefits up to the Retirement Date;
•

remained eligible to receive a discretionary bonus in respect of 2018, determined by the Compensation Committee in the normal way and at the normal time dependent on the Company’s performance, and paid to him wholly in Unilever N.V. shares (after deduction for tax withholding) which he will be required to hold until the second anniversary of the Retirement Date (see pages 55 to 56 for details);

•	will not participate in the MCIP 2019-2022 and will not receive any bonus in respect of the 2019 financial year;
•

as he is retiring, will be treated as a good leaver and hence his outstanding awards under the MCIP and GSIP long term share incentive plans will remain capable of vesting in accordance with the rules of the relevant plan. Consequently, it is anticipated that these awards will be pro-rated as follows reflecting Paul Polman’s actual length of service within the vesting period:

a) GSIP and MCIP 2016 – 2018 vested on 11 February 2019: 100% (see page 56 for details);

b) GSIP 2017 – 2019 vesting around 13 February 2020: 79%;

c) MCIP 2017 – 2020 vesting around 17 February 2021: 57%;

d) GSIP 2018 – 2020 vesting around 17 February 2021: 46%; and

e) MCIP 2018 – 2021 vesting around 16 February 2022: 31%;

and will then vest, subject to Company performance, on the respective vesting dates;

•

will remain subject to the Company’s minimum shareholding requirements and needs to retain Unilever shares worth at least 5 times his annual Fixed Pay level until the first anniversary of the Retirement Date and 50% of that amount until the second anniversary of the Retirement Date. Additionally, the Company will continue to pay Paul Polman’s social security obligation in his country of residence on all Unilever source income arising to protect him against the difference between the employee social security obligations in his country of residence versus the UK. The precise cost of this provision will depend on Paul Polman’s total earnings (which will primarily be influenced by the value of his outstanding MCIP and GSIP share awards when they vest) and applicable rates of social security;

•	will continue to receive tax return preparation services in respect of total Unilever earnings;
•	through to the Retirement Date or to the later date as specified below, after which such benefits will cease, will continue to receive:
•	Family Medical Cover to 31 December 2019; and
•	Death & Disability Insurance Cover.

Details of all payments made to and receivable by Paul Polman will be disclosed in the Directors’ Remuneration Report within the Annual Report and Accounts as required going forward.

IMPLEMENTATION OF THE REMUNERATION POLICY IN 2019 FOR NON-EXECUTIVE DIRECTORS

The current Non-Executive Director fee levels will not be changed for 2019, and we will review fee levels for 2020 during the course of the year. The table below outlines the current fee structure with fees paid 50% by each of Unilever N.V. and Unilever PLC (at a constant exchange rate of £1 = €1.2817):

Roles and responsibilities	Current Annual Fee €
Basic Non-Executive Director Fee	108,949
Chairman (all inclusive)	801,092
Vice Chairman (modular)	51,270
Member of Nominating and Corporate Governance Committee	19,226
Member of Compensation Committee	19,226
Member of Corporate Responsibility Committee	19,226
Member of Audit Committee	25,635
Chair of Nominating and Corporate Governance Committee	38,452
Chair of Compensation Committee	38,452
Chair of Corporate Responsibility Committee	38,452
Chair of Audit Committee	51,270

All reasonable travel and other expenses incurred by Non-Executive Directors in the course of performing their duties are considered to be business expenses. Non-Executive Directors also receive expenses relating to the attendance of the Director’s spouse or partner, when they are invited by Unilever.

60	Governance Report	Annual Report on Form 20-F 2018

SINGLE FIGURE OF REMUNERATION IN 2018 FOR NON-EXECUTIVE DIRECTORS

The table below shows a single figure of remuneration for each of our Non-Executive Directors, for the years 2017 and 2018.

			2018					2017
					Total					Total
	Fees	(a)	Benefits	(b)	remuneration	Fees	(a)	Benefits	(b)	remuneration
Non-Executive Director	€’000		€’000		€’000	PLC		NV		€’000

Marijn Dekkers(c)	744		13		757	727		13		740

Nils Andersen	121		9		130	109		3		112

Laura Cha	115		–		115	107		–		107

Vittorio Colao(d)	127		–		127	103		–		103

Louise Fresco(e)	–		–		–	38		–		38

Ann Fudge(f)	50		–		50	151		24		175

Judith Hartmann	121		7		128	109		3		112

Andrea Jung(g)	80		–		80	–		–		–

Mary Ma	115		–		115	105		–		105

Strive Masiyiwa(h)	131		–		131	111		–		111

Youngme Moon	147		–		147	103		–		103

John Rishton(i)	143		–		143	127		–		127

Feike Sijbesma	135		–		135	127		–		127
Total	2,029		29		2,058	1,917		43		1,960

(a)

This includes fees received from NV in euros and PLC in sterling for 2017 and 2018 respectively. Includes basic Non-Executive Director fee and Committee chairmanship and/or membership. Where relevant, amounts for 2018 have been translated into euros using the average exchange rate over 2018 (€1 = £0.8835). Amounts for 2017 have been translated into euros using the average exchange rate over 2017 (€1 = £0.8756).

(b)	The only benefit received relates to travel by spouses or partners where they are invited by Unilever.
(c)	Chairman and Chair of the Nominating and Corporate Governance Committee.
(d)	Chair of the Compensation Committee from 3 May 2018.
(e)	Chair of the Corporate Responsibility Committee until 27 April 2017 (retired from the Boards at the April 2017 AGMs).
(f)	Vice Chairman and Chair of the Compensation Committee until 3 May 2018 (retired from the Boards at the May 2018 AGMs).
(g)	Appointed at the May 2018 AGMs.
(h)	Chair of the Corporate Responsibility Committee.
(i)	Chair of the Audit Committee.

We do not grant our Non-Executive Directors any personal loans or guarantees, nor are they entitled to any severance payments.

NON-EXECUTIVE DIRECTORS’ INTERESTS IN SHARES

Non-Executive Directors are encouraged to build up a personal shareholding of at least 1 x their annual fees over the five years from 1 January 2012 (or appointment, if later). The table shows the interests in NV and PLC ordinary shares of Non-Executive Directors and their connected persons as at 31 December 2018. There has been no change in these interests between 31 December 2018 and 21 February 2019.

	Share type	Shares held at 1 January 2018	Shares held at 31 December 2018
Marijn Dekkers	NV NY	20,000	20,000
	PLC ADRs	–	–
Nils Andersen	NV	6,014	6,014
	PLC	–	–
Laura Cha	NV	660	2,660
	PLC	858	858
Vittorio Colao	NV	4,600	4,600
	PLC	–	–
Ann Fudge	NV NY	282	282	(a)
	PLC ADRs	5,000	5,000	(a)
Judith Hartmann	NV	2,500	2,500
	PLC	–	–

	Share type	Shares held at 1 January 2018		Shares held at 31 December 2018
Andrea Jung	NV	4,576	(b)	4,576
	PLC	–		–
Mary Ma	NV	860		860
	PLC	860		860
Strive Masiyiwa	NV	–		–
	PLC	1,130		1,130
Youngme Moon	NV NY	2,000		2,000
	PLC ADRs	–		–
John Rishton	NV	3,340		3,340
	PLC	2,000		2,000
Feike Sijbesma	NV	10,000		10,000
	PLC	–		–

(a)	Shares held at 3 May 2018 (the date by which Ann Fudge retired from the Boards).
(b)	Shares held at 3 May 2018 (the date when Andrea Jung was appointed to the Boards).

Annual Report on Form 20-F 2018	Governance Report	61

DIRECTORS’ REMUNERATION REPORT CONTINUED

NON-EXECUTIVE DIRECTORS’ LETTERS OF APPOINTMENT

All Non-Executive Directors were reappointed to the Boards at the 2018 AGMs, with the exception of Andrea Jung (who was appointed for the first time) and Ann Fudge (who retired from the Boards).

	Date first appointed	Effective date of
Non-Executive Director	to the Boards	current appointment	(a)

Marijn Dekkers	21 April 2016	3 May 2018

Nils Andersen	30 April 2015	3 May 2018

Laura Cha	15 May 2013	3 May 2018

Vittorio Colao	1 July 2015	3 May 2018

Ann Fudge	14 May 2009	n/a

Judith Hartmann	30 April 2015	3 May 2018

Andrea Jung	3 May 2018	3 May 2018

Mary Ma	15 May 2013	3 May 2018

Strive Masiyiwa	21 April 2016	3 May 2018

Youngme Moon	21 April 2016	3 May 2018

John Rishton	15 May 2013	3 May 2018

Feike Sijbesma	1 November 2014	3 May 2018

(a)	The unexpired term for all Non-Executive Directors’ letters of appointment is the period up to the 2019 AGMs, as they all, unless they are retiring, submit themselves for annual reappointment.

OTHER DISCLOSURES RELATED TO DIRECTORS’ REMUNERATION

SERVING AS A NON-EXECUTIVE ON THE BOARD OF ANOTHER COMPANY

Executive Directors serving as non-executive directors on the boards of other companies are permitted to retain all remuneration and fees earned from outside directorships subject to a maximum of one outside listed directorship (see ‘Independence and Conflicts’ on page 37 for further details).

Paul Polman is a non-executive director of DowDuPont Inc. (formerly The Dow Chemical Company) and received an annual fee of €97,051 ($115,000) based on the average exchange rate over the year 2018 of €1 = $1.1850. In addition, he received a restricted award of 2,680 ordinary shares with a nominal value of $2.50 per share in the capital of DowDuPont Inc. The shares include the rights to vote and to receive dividends thereon. The shares cannot be sold or transferred until Paul Polman leaves the board of directors of DowDuPont Inc., and in any case not earlier than 25 April 2020.

TEN-YEAR HISTORICAL TOTAL SHAREHOLDER RETURN (TSR) PERFORMANCE

The graph below includes:

•	growth in the value of a hypothetical £100 holding over ten years’ FTSE 100 comparison based on 30-trading-day average values; and
•	growth in the value of a hypothetical €100 investment over ten years’ AEX comparison based on 30-trading-day average values.

The Committee has decided to show Unilever’s performance against the FTSE 100 Index, London and also the Euronext 100 index (AEX), Amsterdam as these are the most relevant indices in the UK and the Netherlands where we have our principal listings. Unilever is a constituent of both these indices.

TEN-YEAR HISTORICAL TSR PERFORMANCE

62	Governance Report	Annual Report on Form 20-F 2018

CEO SINGLE FIGURE TEN-YEAR HISTORY

The table below shows the ten-year history of the CEO single figure of total remuneration:

	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018
CEO
Single figure of total remuneration (€‘000)	3,859	6,292	6,010	7,852	7,740	9,561	10,296	8,370	11,661	11,726
Annual bonus award rates against maximum opportunity	82%	80%	68%	100%	78%	66%	92%	92%	100%	51%
GSIP performance shares vesting rates against maximum opportunity	n/a	47%	44%	55%	64%	61%	49%	35%	74%	66%
MCIP matching shares vesting rates against maximum opportunity	n/a	n/a	n/a	n/a	n/a	81%	65%	47%	99%	88%
Share Matching Plan vesting rates against maximum opportunity(a)	100%	100%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

(a)	Shown in year of award.

PERCENTAGE CHANGE IN REMUNERATION OF EXECUTIVE DIRECTORS (CEO/CFO)

The table below shows the percentage change from 2017 to 2018 for Fixed Pay, other benefits (excluding pension) and bonus for the CEO, CFO and all UK and Dutch management in Unilever. The subset of UK and Dutch management has been used as a fair representation of our dual listing status.

% change from 2017 to 2018	Fixed Pay	Bonus	Other benefits (not including pension)

CEO(a)(b)	11.3%	-16.5%	-19.2%

CFO(a)(c)	8.2%	-10.5%	8.3%
UK and Dutch management(d)	8.0%	4.9%	-0.2%

(a)	Calculated using the data from the Executive Directors’ single figure table on page 54 (for information on exchange rates please see the footnotes in that table).
(b)

The CEO Fixed Pay and other benefits figures reflect the implementation of our new Reward Framework in 2018, including the consolidation of conditional supplemental pension accrual into Fixed Pay from the 2018 AGMs, and changes in the relevant sterling:euro exchange rates. The reduction in benefits value is also due to variations in charges for social security and tax return preparation fees, both of which decreased in 2018.

(c)

The increase in Fixed Pay shown for the CFO reflects the implementation of our new Reward Framework in 2018, including a 5% increase in Fixed Pay with effect from the 2018 AGMs, and changes in the relevant sterling:euro exchange rates. The increase in benefits value is due to an increase in private medical insurance costs.

(d)

For the UK and Dutch management population, Fixed Pay numbers have been restated to include cash-related benefits employees receive as part of their total compensation, to ensure we can accurately compare Fixed Pay for the management population against that of the CEO and CFO. Figures are also affected by changes in the average sterling:euro exchange rates for 2017 and 2018, as well as a lower bonus performance ratio in 2018 compared to 2017.

EXECUTIVE DIRECTORS (CEO/CFO) PAY RATIO COMPARISON

The table below shows how pay for the CEO compares to our UK employees at the 25th percentile, median and 75th percentile.

Year		25th Percentile	Median Percentile	75th Percentile	Mean Pay Ratio
Year ending 31 December 2018	Salary:	£28,804	£37,000	£50,021
	Pay and benefits (excluding pension):	£34,400	£41,443	£57,800
	Pay ratio (Option A):	301	250	179	147

Figures for the CEO are calculated using the data from the Executive Directors’ single figure table on page 54 (where relevant, translated into pounds using the average exchange rate over 2018 (€1 = £0.8835)).

Option A was used to calculate the pay and benefits (excluding pension) of the 25th percentile, median and 75th percentile UK employees because the data was readily available for all UK employees of the group and Option A is the most accurate method (as it is based on total full-time equivalent total reward for all UK employees for the relevant financial year). Figures are calculated by reference to 31 December 2018, and the respective salary and pay and benefits (excluding pension) figures for each quartile are set out in the table above. Full-time equivalent figures are calculated on a pro-rated basis.

Annual bonus and long-term incentives (GSIP and MCIP) were not calculated following the statutory method for single-figure pay. Instead, variable pay figures were calculated using:

•

target annual bonus values multiplied by the actual bonus performance ratio for the respective year (so disregarding personal performance multipliers, which equal out across the population as a whole);

•	target GSIP values (multiplied by the actual GSIP performance ratio for the respective year, based on closing share prices on the vesting date); and
•

MCIP values calculated at an appropriate average for the relevant Work Level of employees, ie an average 45% investment of bonus for WL3 employees; 60% for WL4-5 employees (with vesting again at actual MCIP performance ratio, based on closing share prices on the vesting date); and for WL6, based on actual variable pay awards and corresponding vesting rates.

The reason for this is it would be unduly onerous to recalculate these figures when, based on a sample, the impact of such recalculation is expected to be limited.

We expect to report on trends in these figures and links to wider pay, reward and progression policies in future years in line with relevant reporting requirements.

Annual Report on Form 20-F 2018	Governance Report	63

DIRECTORS’ REMUNERATION REPORT CONTINUED

The table below provides a more detailed breakdown of the fixed and variable pay elements for each of our UK and Dutch Work Levels, showing how each Work Level compares to the CEO and CFO in 2018 (with equivalent figures from 2017 included for comparison purposes).

Figures for the CEO and CFO are calculated using the data from the Executive Directors’ single figure table on page 54. Accordingly, the year-on-year comparison reflects the implementation of our new Reward Framework for Executive Directors in May 2018, and so is impacted by both mid-year structural change and ongoing fluctuation in the exchanges rates used to convert pay elements denominated in pounds sterling to euros for reporting purposes.

For our other Work Levels, variable pay figures are calculated on the basis set out in the preceding paragraphs. Fixed Pay figures reflect all elements of pay (including allowances) and benefits paid in cash, but exclude pensions. This year, we have also expanded the table to include data for our WL1 (non-management) staff in the UK and Netherlands.

Changes in pay ratios between 2017 and 2018 reflect a lower bonus performance ratio in 2018 (90%, compared to 122% in 2017), and lower GSIP and MCIP vesting outcomes (which play an increasing part in total reward from WL3 upwards, particularly with the introduction of the new Reward Framework for our WL4-6 employees in 2017 and our WL3 employees in 2018, with an invitation to participate in MCIP extended to WL2 employees in 2018 as well). Year-on-year comparisons also reflect changes in the average sterling:euro exchange rates for 2017 and 2018; where relevant, amounts for 2018 have been translated using the average exchange rate over 2018 (€1 = £0.8835), and amounts for 2017 have been translated using the average exchange rate over 2017 (€1 = £0.8756).

RELATIVE IMPORTANCE OF SPEND ON PAY

The chart below shows the relative spend on pay compared with dividends paid to Unilever shareholders and underlying earnings. Underlying earnings represent the underlying profit attributable to Unilever shareholders, adjusted to eliminate various items, and provides a good reference point to compare spend on pay.

*

In calculating underlying profit attributable to shareholders’ equity, net profit attributable to shareholders’ equity is adjusted to eliminate the post-tax impact of non-underlying items in operating profit and any other significant unusual terms within net profit but not operating profit (see note 7 on page 96 for details).

64	Governance Report	Annual Report on Form 20-F 2018

THE COMPENSATION COMMITTEE

The Committee’s membership was further refreshed in 2018. Vittorio Colao, Marijn Dekkers and Mary Ma served throughout this period, with Vittorio Colao being appointed Chair on 3 May 2018, upon Ann Fudge’s retirement; Andrea Jung joined the Committee on the same date.

The Committee reviewed its terms of reference during the year. The Committee’s revised terms of reference are contained within ‘The Governance of Unilever’, and are also set out on our website.

www.unilever.com/investor-relations/agm-and-corporate-governance/

As part of the Board evaluation carried out in 2018, the Boards evaluated the performance of the Committee. The Committee also carried out an assessment of its own performance in 2018. While overall the Committee members concluded that the Committee is performing effectively, the Committee has agreed to further enhance its effectiveness by monitoring the responsiveness of the Reward Framework to rapidly evolving market conditions and adding a finance briefing session on the continued appropriateness of performance measures for incentive plans.

ADVISERS

While it is the Committee’s responsibility to exercise independent judgement, the Committee does request advice from management and professional advisers, as appropriate, to ensure that its decisions are fully informed given the internal and external environment.

Tom Gosling of PricewaterhouseCoopers (PwC) provided the Committee with independent advice on various matters it considered. During 2018, the wider PwC firm has also provided tax and consultancy services to Unilever including tax compliance, transfer pricing, other tax-related services, contract compliance reviews, internal audit advice and secondees, third-party risk and compliance advice, cyber security advice, sustainability assurance and consulting; PwC has also been assisting with financial due diligence on M&A transactions undertaken by the Unilever Group. PwC is a member of the Remuneration Consultants Group and, as such, voluntarily operates under the code of conduct in relation to executive remuneration consulting in the UK, which is available online.

www.remunerationconsultantsgroup.com (Code of Conduct: Executive Remuneration Consulting)

The Committee is satisfied that the PwC engagement partner and team, which provide remuneration advice to the Committee, do not have connections with Unilever N.V. or Unilever PLC that might impair their independence. The Committee reviewed the potential for conflicts of interest and judged that there were appropriate safeguards against such conflicts. The fees paid to PwC in relation to advice provided to the Committee in the year to 31 December 2018 were £146,650. This figure is calculated based on time spent and expenses incurred for the majority of advice provided, but on occasion for specific projects a fixed fee may be agreed.

During the year, the Committee also sought input from the CEO (Paul Polman), the Chief Human Resources Officer (Leena Nair) and the EVP Global Head of Reward (Peter Newhouse) on various subjects including the remuneration of senior management. No individual Executive Director was present when their own remuneration was being determined to ensure a conflict of interest did not arise, although the Committee has separately sought and obtained Executive Directors’ own views when determining the amount and structure of their remuneration before recommending individual packages to the Boards for approval. The Committee also received legal and governance advice from the Chief Legal Officer and Group Secretary (Ritva Sotamaa) and the General Counsel – Executive Remuneration & Employment (Margot Fransen).

SHAREHOLDER VOTING

Unilever remains committed to ongoing shareholder dialogue and takes an active interest in voting outcomes. In the event of a substantial vote against a resolution in relation to Directors’ remuneration, Unilever would seek to understand the reasons for any such vote and would set out in the following Annual Report and Accounts any actions in response to it (as set out in the Letter from the Chair on page 50 in relation to our further engagement with shareholders following last year’s voting on our Remuneration Policy). The following table sets out actual voting in respect of our previous report:

Voting outcome (% of votes)		For	Against

2017 Directors’ Remuneration Report (excluding the Directors’ Remuneration Policy) (2018 AGM)(a)	PLC	97.19%	2.81%

2017 Directors’ Remuneration Policy (2018 AGM)(b)	PLC	64.19%	35.81%

2017 Directors’ Remuneration Policy (2018 AGM)(c)	NV	73.06%	26.94%

(a)	18,758,929 votes were withheld (approximately 2.09% of share capital represented on 2 May 2018).

(b)	38,734,868 votes were withheld (approximately 4.31% of share capital represented on 2 May 2018).

(c)	15,018,135 votes were withheld (approximately 1.03% of share capital represented on 3 May 2018).

The Directors’ Remuneration Report is not subject to a shareholder vote in the Netherlands. It has been approved by the Boards, and signed on their behalf by Ritva Sotamaa, Chief Legal Officer and Group Secretary.

Annual Report on Form 20-F 2018	Governance Report	65

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

DIRECTORS’ RESPONSIBILITY STATEMENT

Each of the Directors confirms that, to the best of his or her knowledge:

•	The Unilever Annual Report and Accounts 2018, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Group’s position and performance, business model and strategy;
•	The financial statements which have been prepared in accordance with International Financial Reporting Standards as adopted by the EU and as issued by the International Accounting Standards Board (in the case of the consolidated financial statements) and Financial Reporting Standard 101 ‘Reduced Disclosure Framework’ (FRS 101) and UK accounting standards and Part 9 of Book 2 of the Dutch Civil Code (in the case of the NV parent company accounts), give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group and the undertakings included in the consolidation taken as a whole; and
•	The Strategic Report includes a fair review of the development and performance of the business and the position of the Group and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

The Directors and their roles are listed on pages 3 and 36.

GOING CONCERN

The activities of the Group, together with the factors likely to affect its future development, performance, the financial position of the Group, its cash flows, liquidity position and borrowing facilities are described on pages 1 to 26. In addition, we describe in notes 15 to 18 on pages 104 to 120 the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities and its exposures to credit and liquidity risk. Although not assessed over the same period as going concern, the viability of the Group has been assessed on page 28.

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

INTERNAL AND DISCLOSURE CONTROLS AND PROCEDURES

Please refer to pages 28 and 29 for a discussion of Unilever’s principal risk factors and to pages 29 to 33 for commentary on the Group’s approach to risk management and control.

66	Financial Statements	Annual Report on Form 20-F 2018

INDEPENDENT AUDITORS’ REPORTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

To the Shareholders and Board of Directors

Unilever N.V. and Unilever PLC:

OPINIONS ON THE CONSOLIDATED FINANCIAL STATEMENTS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

We have audited the accompanying consolidated balance sheets of the Unilever Group (Unilever N.V. and Unilever PLC, together with their subsidiaries) as of 31 December 2018 and 2017, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended 31 December 2018, and the related notes on pages 75 to 127 of the Unilever Group’s Annual Report (excluding note 25 on page 126) and the Guarantor financial information included in the Guarantor Statements on pages 158 to 162 of this Form 20-F (hereafter referred to as Consolidated Financial Statements). We also have audited the Unilever Group’s internal control over financial reporting as of 31 December 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of the Unilever Group as of 31 December 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended 31 December 2018, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and in conformity with IFRS as adopted by the European Union. Also in our opinion, the Unilever Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Unilever Group acquired Adityaa Milk, Equilibra, Betty Ice, Denny Ice and Vegetarian Butcher on 27 September 2018, 1 October 2018,

1 November 2018, 3 December 2018 and 31 December 2018, respectively, and management excluded from its assessment of the effectiveness of the Unilever Group’s internal control over financial reporting as of 31 December 2018, Adityaa Milk, Equilibra, Betty Ice, Denny Ice and Vegetarian Butcher’s internal control over financial reporting associated with approximately 0.5% of the Unilever Group’s total assets and approximately 0.02% of the Unilever Group’s turnover included in the Consolidated Financial Statements of the Unilever Group as of and for the year ended 31 December 2018. Our audit of internal control over financial reporting of the Unilever Group also excluded an evaluation of the internal control over financial reporting of Adityaa Milk, Equilibra, Betty Ice, Denny Ice and Vegetarian Butcher.

BASIS FOR OPINIONS

The Unilever Group’s management is responsible for these Consolidated Financial Statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting included on page 156 of this Form 20-F. Our responsibility is to express an opinion on the Unilever Group’s Consolidated Financial Statements and an opinion on the Unilever Group’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ KPMG LLP	/s/ KPMG Accountants N.V.
KPMG LLP	KPMG Accountants N.V.
London, United Kingdom	Amsterdam, the Netherlands

We have served as the Unilever Group’s auditors since 2014. 6 March 2019

Annual Report on Form 20-F 2018	Financial Statements	67

THIS PAGE INTENTIONALLY

LEFT BLANK

68	Financial Statements	Annual Report on Form 20-F 2018

THIS PAGE INTENTIONALLY

LEFT BLANK

Annual Report on Form 20-F 2018	Financial Statements	69

THIS PAGE INTENTIONALLY

LEFT BLANK

70	Financial Statements	Annual Report on Form 20-F 2018

THIS PAGE INTENTIONALLY

LEFT BLANK

Annual Report on Form 20-F 2018	Financial Statements	71

THIS PAGE INTENTIONALLY

LEFT BLANK

72	Financial Statements	Annual Report on Form 20-F 2018

THIS PAGE INTENTIONALLY

LEFT BLANK

Annual Report on Form 20-F 2018	Financial Statements	73

THIS PAGE INTENTIONALLY

LEFT BLANK

74	Financial Statements	Annual Report on Form 20-F 2018

CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP

CONSOLIDATED INCOME STATEMENT

for the year ended 31 December

	Notes	€ million 2018	€ million 2017	€ million 2016

Turnover	2	50,982	53,715	52,713

Operating profit	2	12,535	8,857	7,801

After (charging)/crediting non-underlying items	3	3,176	(543)	(823)

Net finance costs	5	(481)	(877)	(563)

Finance income		135	157	115

Finance costs		(591)	(556)	(584)

Pensions and similar obligations		(25)	(96)	(94)

Net finance cost non-underlying items	3	–	(382)	–

Net monetary gain/(loss) arising from hyperinflationary economies	1	122	–	–

Share of net profit/(loss) of joint ventures and associates	11	185	155	127

After crediting non-underlying items	3	32	–	–

Other income/(loss) from non-current investments and associates		22	18	104

Profit before taxation		12,383	8,153	7,469

Taxation	6A	(2,575)	(1,667)	(1,922)

After (charging)/crediting tax impact of non-underlying items	3	(288)	655	213

Net profit		9,808	6,486	5,547

Attributable to:

Non-controlling interests		419	433	363

Shareholders’ equity		9,389	6,053	5,184

Combined earnings per share	7

Basic earnings per share (€)		3.50	2.16	1.83

Diluted earnings per share (€)		3.48	2.15	1.82

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

for the year ended 31 December

	Notes	€ million 2018	€ million 2017	€ million 2016

Net profit		9,808	6,486	5,547

Other comprehensive income	6C

Items that will not be reclassified to profit or loss, net of tax:

Gains/(losses) on equity instruments measured at fair value through other comprehensive income(a)		51	–	–

Remeasurement of defined benefit pension plans	15B	(328)	1,282	(980)

Items that may be reclassified subsequently to profit or loss, net of tax:

Gains/(losses) on cash flow hedges		(55)	(68)	–

Currency retranslation gains/(losses)	15B	(861)	(983)	217

Fair value gains/(losses) on financial instruments(a)	15B	–	(7)	(15)

Total comprehensive income		8,615	6,710	4,769

Attributable to:

Non-controlling interests		407	381	374

Shareholders’ equity		8,208	6,329	4,395

(a)	Classification has changed following adoption of IFRS 9. See note 1 for further details.

References in the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated balance sheet and consolidated cash flow statement relate to notes on pages 79 to 127, which form an integral part of the consolidated financial statements.

Annual Report on Form 20-F 2018	Financial Statements	75

CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Consolidated statement of changes in equity	Called up share capital	Share premium account	Other reserves	Retained profit	Total	Non- controlling interests	Total equity

31 December 2015	484	152	(7,816)	22,619	15,439	643	16,082

Profit or loss for the period	–	–	–	5,184	5,184	363	5,547

Other comprehensive income net of tax:

Fair value gains/(losses) on financial instruments(a)	–	–	(15)	–	(15)	–	(15)

Remeasurement of defined benefit pension plans net of tax	–	–	–	(980)	(980)	–	(980)

Currency retranslation gains/(losses)	–	–	189	17	206	11	217

Total comprehensive income	–	–	174	4,221	4,395	374	4,769

Dividends on ordinary capital	–	–	–	(3,600)	(3,600)	–	(3,600)

Movements in treasury shares(d)	–	–	(45)	(213)	(258)	–	(258)

Share-based payment credit(e)	–	–	–	198	198	–	198

Dividends paid to non-controlling interests	–	–	–	–	–	(364)	(364)

Currency retranslation gains/(losses) net of tax	–	(18)	–	–	(18)	–	(18)

Other movements in equity	–	–	244	(46)	198	(27)	171

31 December 2016	484	134	(7,443)	23,179	16,354	626	16,980

Profit or loss for the period	–	–	–	6,053	6,053	433	6,486

Other comprehensive income net of tax:

Fair value gains/(losses) on financial instruments(a)	–	–	(76)	–	(76)	1	(75)

Remeasurement of defined benefit pension plans net of tax	–	–	–	1,282	1,282	–	1,282

Currency retranslation gains/(losses)	–	–	(903)	(27)	(930)	(53)	(983)

Total comprehensive income	–	–	(979)	7,308	6,329	381	6,710

Dividends on ordinary capital	–	–	–	(3,916)	(3,916)	–	(3,916)

Repurchase of shares(b)	–	–	(5,014)	–	(5,014)	–	(5,014)

Other movements in treasury shares(d)	–	–	(30)	(174)	(204)	–	(204)

Share-based payment credit(e)	–	–	–	284	284	–	284

Dividends paid to non-controlling interests	–	–	–	–	–	(345)	(345)

Currency retranslation gains/(losses) net of tax	–	(4)	–	–	(4)	–	(4)

Other movements in equity	–	–	(167)	(33)	(200)	96	(104)

31 December 2017	484	130	(13,633)	26,648	13,629	758	14,387

Hyperinflation restatement to 1 January 2018 (see note 1)	–	–	–	393	393	–	393

1 January 2018 after restatement	484	130	(13,633)	27,041	14,022	758	14,780

Profit or loss for the period	–	–	–	9,389	9,389	419	9,808

Other comprehensive income, net of tax:

Gains/(losses) on:(a)

Equity instruments	–	–	51	–	51	–	51

Cash flow hedges	–	–	(56)	–	(56)	1	(55)

Remeasurement of defined benefit pension plans	–	–	–	(330)	(330)	2	(328)

Currency retranslation gains/(losses)	–	–	(836)	(10)	(846)	(15)	(861)

Total comprehensive income	–	–	(841)	9,049	8,208	407	8,615

Dividends on ordinary capital	–	–	–	(4,081)	(4,081)	–	(4,081)

Repurchase of shares(b)	–	–	(6,020)	–	(6,020)	–	(6,020)

Cancellation of treasury shares(c)	(20)	–	5,069	(5,049)	–	–	–

Other movements in treasury shares(d)	–	–	(8)	(245)	(253)	–	(253)

Share-based payment credit(e)	–	–	–	196	196	–	196

Dividends paid to non-controlling interests	–	–	–	–	–	(342)	(342)

Currency retranslation gains/(losses) net of tax	–	(1)	–	–	(1)	–	(1)

Hedging gain/(loss) transferred to non-financial assets	–	–	71	–	71	–	71

Other movements in equity(f)	–	–	76	(646)	(570)	(103)	(673)

31 December 2018	464	129	(15,286)	26,265	11,572	720	12,292

(a)	Classification in 2018 has changed following adoption of IFRS 9. See note 1 for further details.
(b)	Repurchase of shares reflects the cost of acquiring ordinary shares as part of the share buyback programmes announced on 19 April 2018 and 6 April 2017.
(c)	During 2018 122,965,077 PLC ordinary shares were cancelled. The amount paid to repurchase these shares was initially recognised in other reserves and is transferred to retained profit on cancellation.
(d)

Includes purchases and sales of treasury shares other than the share buyback programme, transfer from treasury shares to retained profit of share-settled schemes arising from prior years and differences between exercise and grant price of share options.

(e)	The share-based payment credit relates to the non-cash charge recorded in operating profit in respect of the fair value of share options and awards granted to employees.
(f)	Includes a €662 million premium paid for purchase of the non-controlling interest in Unilever South Africa from Remgro.

76	Financial Statements	Annual Report on Form 20-F 2018

CONSOLIDATED BALANCE SHEET

as at 31 December

	Notes	€ million 2018	€ million 2017
Assets

Non-current assets

Goodwill	9	17,341	16,881

Intangible assets	9	12,152	11,520

Property, plant and equipment	10	10,347	10,411

Pension asset for funded schemes in surplus	4B	1,728	2,173

Deferred tax assets	6B	1,117	1,085

Financial assets	17A	642	675

Other non-current assets	11	648	557

		43,975	43,302

Current assets

Inventories	12	4,301	3,962

Trade and other current receivables	13	6,485	5,222

Current tax assets		472	488

Cash and cash equivalents	17A	3,230	3,317

Other financial assets	17A	874	770

Assets held for sale	22	119	3,224

		15,481	16,983

Total assets		59,456	60,285

Liabilities

Current liabilities

Financial liabilities	15C	3,235	7,968

Trade payables and other current liabilities	14	14,457	13,426

Current tax liabilities		1,445	1,088

Provisions	19	624	525

Liabilities held for sale	22	11	170

		19,772	23,177

Non-current liabilities

Financial liabilities	15C	21,650	16,462

Non-current tax liabilities		174	118

Pensions and post-retirement healthcare liabilities:

Funded schemes in deficit	4B	1,209	1,225

Unfunded schemes	4B	1,393	1,509

Provisions	19	697	794

Deferred tax liabilities	6B	1,923	1,913

Other non-current liabilities	14	346	700

		27,392	22,721

Total liabilities		47,164	45,898

Equity

Shareholders’ equity

Called up share capital	15A	464	484

Share premium account		129	130

Other reserves	15B	(15,286)	(13,633)

Retained profit		26,265	26,648

		11,572	13,629

Non-controlling interests		720	758

Total equity		12,292	14,387

Total liabilities and equity		59,456	60,285

These financial statements have been approved by the Directors.

The Board of Directors

6 March 2019

Annual Report on Form 20-F 2018	Financial Statements	77

CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December

		€ million	€ million	€ million
	Notes	2018	2017	2016

Net profit		9,808	6,486	5,547

Taxation		2,575	1,667	1,922

Share of net profit of joint ventures/associates and other income/(loss) from non-current investments and associates		(207)	(173)	(231)

Net monetary gain arising from hyperinflationary economies		(122)	–	–

Net finance costs	5	481	877	563

Operating profit		12,535	8,857	7,801

Depreciation, amortisation and impairment		1,747	1,538	1,464

Changes in working capital:		(793)	(68)	51

Inventories		(471)	(104)	190

Trade and other receivables		(1,298)	(506)	142

Trade payables and other liabilities		976	542	(281)

Pensions and similar obligations less payments		(128)	(904)	(327)

Provisions less payments		55	200	65

Elimination of (profits)/losses on disposals		(4,299)	(298)	127

Non-cash charge for share-based compensation		196	284	198

Other adjustments(a)		(266)	(153)	(81)

Cash flow from operating activities		9,047	9,456	9,298

Income tax paid		(2,294)	(2,164)	(2,251)
Net cash flow from operating activities		6,753	7,292	7,047

Interest received		110	154	105

Purchase of intangible assets		(203)	(158)	(232)

Purchase of property, plant and equipment		(1,329)	(1,509)	(1,804)

Disposal of property, plant and equipment		108	46	158

Acquisition of group companies, joint ventures and associates		(1,336)	(4,896)	(1,731)

Disposal of group companies, joint ventures and associates		7,093	561	30

Acquisition of other non-current investments		(94)	(317)	(208)

Disposal of other non-current investments		151	251	173

Dividends from joint ventures, associates and other non-current investments		154	138	186

(Purchase)/sale of financial assets		(10)	(149)	135
Net cash flow (used in)/from investing activities		4,644	(5,879)	(3,188)

Dividends paid on ordinary share capital		(4,066)	(3,916)	(3,609)

Interest and preference dividends paid		(477)	(470)	(472)

Net change in short-term borrowings		(4,026)	2,695	258

Additional financial liabilities		10,595	8,851	6,761

Repayment of financial liabilities		(6,594)	(2,604)	(5,213)

Capital element of finance lease rental payments		(10)	(14)	(35)

Buyback of preference shares		–	(448)	–

Repurchase of shares	24	(6,020)	(5,014)	–

Other movements on treasury shares		(257)	(204)	(257)

Other financing activities		(693)	(309)	(506)
Net cash flow (used in)/from financing activities		(11,548)	(1,433)	(3,073)

Net increase/(decrease) in cash and cash equivalents		(151)	(20)	786

Cash and cash equivalents at the beginning of the year		3,169	3,198	2,128

Effect of foreign exchange rate changes		72	(9)	284

Cash and cash equivalents at the end of the year	17A	3,090	3,169	3,198

(a)	2018 includes a non-cash credit of €277 million from early settlement of contingent consideration relating to Blueair.

The cash flows of pension funds (other than contributions and other direct payments made by the Group in respect of pensions and similar obligations) are not included in the Group cash flow statement.

78	Financial Statements	Annual Report on Form 20-F 2018

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

These financial statements have been prepared on a going concern basis. Refer to the going concern statement on page 66.

ACCOUNTING POLICIES

Accounting policies are included in the relevant notes to the consolidated financial statements. These are presented as text highlighted in grey on pages 79 to 127. The accounting policies below are applied throughout the financial statements.

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

In preparing the consolidated financial statements, the balances in individual group companies are translated from their functional currency into euros. Apart from the financial statements of group companies in hyperinflationary economies (see below), the income statement, the cash flow statement and all other movements in assets and liabilities are translated at average rates of exchange as a proxy for the transaction rate, or at the transaction rate itself if more appropriate. Assets and liabilities are translated at year-end exchange rates.

The financial statements of group companies whose functional currency is the currency of a hyperinflationary economy are adjusted for inflation and then translated into euros. Amounts shown for prior years for comparative purposes are not modified. To determine the existence of hyperinflation, the Group assesses the qualitative and quantitative characteristics of the economic environment of the country, such as the cumulative inflation rate over the previous three years.

The ordinary share capital of NV and PLC is translated in accordance with the Equalisation Agreement. The difference between the value for PLC and the value by applying the year-end rate of exchange is taken to other reserves (see note 15B on page 106).

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

CLASSIFICATION OF ARGENTINA AS

A HYPER-INFLATIONARY ECONOMY

The Argentinian economy was designated as hyperinflationary from

1 July 2018. As a result, application of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ has been applied to all Unilever entities whose functional currency is the Argentinian Peso. IAS 29 requires that adjustments are applicable from the start of the relevant entity’s reporting period. For Unilever that is from 1 January 2018. The application of IAS 29 includes:

•	Adjustment of historical cost non-monetary assets and liabilities for the change in purchasing power caused by inflation from the date of initial recognition to the balance sheet date;
•	Adjustment of the income statement for inflation during the reporting period;
•	The income statement is translated at the period end foreign exchange rate instead of an average rate; and
•	Adjustment of the income statement to reflect the impact of inflation and exchange rate movement on holding monetary assets and liabilities in local currency.

The main effects on the Group consolidated financial statements for 2018 are:

•	Total assets increased by €538 million driven by an increase of €369 million to goodwill (see note 9) and €171 million due to property, plant and equipment (see note 10);
•	Opening retained profit increased by €393 million reflecting the impact of adjusting the historical cost of non-monetary assets and liabilities from the date of their initial recognition to 1 January 2018 for the effect of inflation;
•	Turnover is reduced by €75 million;
•	Operating profit is reduced by €37 million; and
•	A net monetary gain of €122 million is recognised from the inflation and exchange rate movements in the year on the net monetary items held in Argentinian Peso.

Annual Report on Form 20-F 2018	Financial Statements	79

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

The following judgements are those that management believe have the most significant effect on the amounts recognised in the Group’s financial statements:

•	Separate presentation of items in the income statement – certain items of income or expense are presented separately as non-underlying items. These are excluded in several of our performance measures, including underlying operating profit and underlying earnings per share due to their nature and/or frequency of occurrence. See note 3 for further details.
•	Utilisation of tax losses and recognition of other deferred tax assets – The Group operates in many countries and is subject to taxes in numerous jurisdictions. Management uses judgement to assess the recoverability of tax assets such as whether there will be sufficient future taxable profits to utilise losses – see note 6B.
•	Likelihood of occurrence of provisions and contingent liabilities – events can occur where there is uncertainty over future obligations. Judgement is required to determine if an outflow of economic resources is probable, or possible but not probable. Where it is probable, a liability is recognised and further judgement is used to determine the level of the provision. Where it is possible but not probable, further judgement is used to determine if the likelihood is remote, in which case no disclosures

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

The following estimates are those that management believe have the most significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are:

•	Measurement of defined benefit obligations – the valuations of the Group’s defined benefit pension plan obligations are dependent on a number of assumptions. These include discount rates, inflation and life expectancy of scheme members. Details of these assumptions and sensitivities are in note 4B.
•	Assumptions used in discounted cash flow projections – estimates of future business performance, cash generation, long-term growth and discount rates are used in our assessment of impairment of assets at the balance sheet date. Details of the estimates used in the impairment reviews for significant cash generating units are set out in note 9; no reasonably plausible changes in a key assumption would cause an impairment.
•	Measurement of consideration and assets and liabilities acquired as part of business combinations – contingent consideration depends on an acquired business achieving targets within a fixed period. Estimates of future performance are required to calculate the obligations at the time of acquisition and at each subsequent reporting date. See note 21 for further information. Additionally, estimates are required to value the assets and liabilities acquired in business combinations. Intangible assets such as brands are commonly a core part of an acquired business as they allow us to obtain more value than would otherwise be possible.

RECENT ACCOUNTING DEVELOPMENTS

ADOPTED BY THE GROUP

The Group applied for the first-time amendments to the following standards from 1 January 2018.

APPLICABLE STANDARD	KEY REQUIREMENTS	IMPACT ON GROUP

IFRS 9 ‘Financial Instruments’

This standard introduces new requirements in three areas:

Classification and measurement:

Financial assets are now classified based on

1)  the objective of the Group in holding the asset and

2)  the contractual cash flows.

Impairment:

A new expected credit loss model is used for calculating impairment on financial assets. A loss event does not have to occur before credit losses are recognised.

Hedge accounting:

New general hedge accounting requirements allow hedge accounting based on the Group’s risk management policies rather than only prescribed scenarios.

On 1 January 2018, the Group adopted IFRS 9 ‘Financial Instruments’, which replaced IAS 39 ‘Financial Instruments – Recognition and Measurement’. As there was no material impact from the adoption of this standard, the Group has not restated the comparative information relating to prior years.

Classification and measurement:

On 1 January 2018, the Group reclassified its financial assets to the new categories based on the Group’s reason for holding the assets and the nature of the cash flows from the assets. See note 17A for further information. There were no changes to the classification or measurement of the Group’s financial liabilities.

Impairment:

From 1 January 2018, the Group implemented an expected credit loss impairment model for financial assets. For trade receivables, the calculation methodology has been updated to consider expected losses based on ageing profile. The adoption of the expected loss approach has not resulted in a material change in impairment provision for any financial asset.

Hedge accounting:

The Group applied the hedge accounting requirements of IFRS 9 prospectively. At the date of initial application all of the Group’s existing hedge relationships were eligible to be treated as continuing hedge relationships.

80	Financial Statements	Annual Report on Form 20-F 2018

1. ACCOUNTING INFORMATION AND POLICIES CONTINUED

APPLICABLE STANDARD	KEY REQUIREMENTS	IMPACT ON GROUP

IFRS 15 ‘Revenue from Contracts with Customers’

The standard clarifies the accounting for bundled services and identifying each ‘performance obligation’ in contractual arrangements. It also provides more guidance on the measurement of revenue contracts which have discounts, rebates, payments to suppliers and consignment stock.

On 1 January 2018 the Group adopted IFRS 15 ‘Revenue from Contracts with Customers’ with no impact as the accounting policies were already in line with the new standard.

All other standards or amendments to standards that have been issued by the IASB and were effective by 1 January 2018 were not applicable to Unilever.

NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS OF EXISTING STANDARDS THAT ARE NOT YET EFFECTIVE AND HAVE NOT BEEN EARLY ADOPTED BY THE GROUP

The following new standards have been released but are not yet adopted by the Group. The expected impact and progress is shown below.

APPLICABLE STANDARD	KEY REQUIREMENTS OR CHANGES IN ACCOUNTING POLICY	IMPLEMENTATION PROGRESS AND EXPECTED IMPACT

IFRS 16 ‘Leases’ Effective from the year ended 31 December 2019 The standard has been endorsed by the EU

This standard changes the recognition, measurement, presentation and disclosure of leases. In particular it requires lessees to record all leases on the balance sheet with exemptions available for low value and short-term leases. At the commencement of a lease, a lessee will recognise lease payments (lease liability) and an asset representing the right to use the asset during the lease term (right-of-use asset). Lessees will subsequently reduce the lease liability when paid and recognise depreciation on the right-of-use asset.

A lease liability is remeasured upon the occurrence of certain events such as a change in the lease term or a change in an index or rate used to determine lease payments. The remeasurement normally also adjusts the right-of-use asset.

The standard has no impact on the actual cash flows of a group. However the standard requires the capitalisation, and subsequent depreciation, of costs that are currently expensed as paid which impacts disclosures of cash flows within the cash flow statement. The amounts currently expensed as operating cash outflows which will instead be capitalised are presented as financing cash outflows.

The preparations for this standard are substantially complete. The Group intends on adopting the ‘full retrospective’ approach and in our 2019 reporting the comparative information relating to prior years will be restated.

The Group has reviewed all relevant contracts to identify leases. This review included an assessment about whether the contract depends on a specific asset, whether the Group obtains substantially all the economic benefits from the use of that asset and whether the Group has the right to direct the use of that asset. Based on this assessment, we calculated the restatement impact as at the transition date. From 1 January 2019 the Group will focus on ensuring that the revised process for identifying and accounting for leases is followed.

The Group intends to use the exemptions provided by IFRS 16 for short-term leases (less than a year) and leases for low-value assets.

The estimated impact of IFRS 16 on the Group’s financial statements at 31 December 2018 is as follows:

Balance sheet:

The Group estimates that the adoption of IFRS 16 will result in an increase in total assets of approximately €1.7 billion, split between land and buildings of €1.3 billion and plant and machinery of €0.4 billion.

Based on the geographies, this is approximately €0.5 billion in Europe, €0.5 billion in The Americas and €0.7 billion in Asia/AMET/ RUB.

Financial liabilities are expected to increase by approximately €1.9 billion.

Income statement:

The Group estimates that the adoption of IFRS 16 will result in increased depreciation of approximately €470 million from the right-of-use assets. This will offset the reduction in operating lease expenses of around €550 million per year, resulting in an overall increase in operating profit of €80 million. Finance costs are expected to increase by approximately €90 million per year due to the interest recognised on lease liabilities.

Statement of Cash Flows:

The Group estimates that the adoption of IFRS 16 will increase cash flows from operating activities by approximately €550 million with a related increase in cash flows used in financing activities of €550 million which relates to lease payments previously expensed as paid.

Annual Report on Form 20-F 2018	Financial Statements	81

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
IFRIC 23 ‘Uncertainty over income tax treatments’ Effective from the year ended 31 December 2019 The IFRIC Interpretation has been endorsed by the EU

This interpretation clarifies how entities should reflect uncertainties over income tax treatments, in particular when assessing the outcome a tax authority might reach with full knowledge and information if it were to make an examination. Based on preliminary work, the impact is estimated to be immaterial.

IFRS 17 ‘Insurance Contracts’ Effective from the year ended 31 December 2021 The standard is not yet endorsed by the EU

This standard introduces a new model for accounting for insurance contracts. Work continues to review existing arrangements to determine the impact on adoption. Based on preliminary work the impact is estimated to be immaterial.

Amendments to IAS 19 ‘Employee Benefits’ Effective from the year ended 31 December 2019 The standard is not yet endorsed by the EU

The change requires that following plan amendments, curtailments or settlements, current service and net interest costs for the remainder of the reporting period should be calculated in line with updated actuarial assumptions. The amendment is to be applied prospectively.

All other standards or amendments to standards that have been issued by the IASB and are effective from 1 January 2019 onwards are not applicable to Unilever.

2. SEGMENT INFORMATION

SEGMENTAL REPORTING
Beauty & Personal Care	–	primarily sales of skin care and hair care products, deodorants and oral care products.
Foods & Refreshment	–	primarily sales of soups, bouillons, sauces, snacks, mayonnaise, salad dressings, margarines and spreads, ice cream and tea-based beverages
Home Care	–	primarily sales of home care products, such as powders, liquids and capsules, soap bars and a wide range of cleaning products.

REVENUE

Turnover comprises sales of goods after the deduction of discounts, sales taxes and estimated returns. It does not include sales between group companies. Discounts given by Unilever include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs. Accumulated experience is used to estimate the provision for discounts, using the most likely amount method; revenue is only recognised to the extent that it is highly probable a significant reversal will not occur.

Turnover is recognised when control of the products being sold has transferred to our customer and when there are no longer any unfulfilled obligations to the customer. This is generally on delivery to the customer but depending on individual customer terms, this can be at the time of dispatch, delivery or upon formal customer acceptance. This is considered the appropriate point where the performance obligations in our contracts are satisfied as Unilever no longer have control over the inventory.

Our customers have the contractual right to return goods only when authorised by Unilever. At 31 December 2018, an estimate has been made of goods that will be returned and a liability has been recognised for this amount. An asset has also been recorded for the corresponding inventory that is estimated to return to Unilever using a best estimate based on accumulated experience.

Some of our customers are distributors who may be able to return unsold goods in consignment arrangements. A liability is recognised where we receive payment from a customer before transferring control of the goods being sold.

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

82	Financial Statements	Annual Report on Form 20-F 2018

2. SEGMENT INFORMATION CONTINUED

The Group has revised its operating segments to align with the new structure under which the business is managed. Beginning 2018, operating segment information is provided based on three product areas: Beauty & Personal Care, Foods & Refreshment and Home Care.

	Notes	€ million Beauty & Personal Care	€ million Foods & Refreshment	(a)	€ million Home Care	€ million Total

2018

Turnover		20,624	20,227		10,131	50,982

Operating profit		4,130	7,245		1,160	12,535

Non-underlying items	3	378	(3,711)		157	(3,176)

Underlying operating profit		4,508	3,534		1,317	9,359

Share of net profit/(loss) of joint ventures and associates		(1)	183		3	185

Significant non-cash charges:

Within underlying operating profit:

Depreciation and amortisation		510	773		256	1,539

Share-based compensation and other non-cash charges(b)		102	102		46	250

Within non-underlying items:

Impairment and other non-cash charges(c)		122	164		263	549

2017

Turnover		20,697	22,444		10,574	53,715

Operating profit		4,103	3,616		1,138	8,857

Non-underlying items	3	272	121		150	543

Underlying operating profit		4,375	3,737		1,288	9,400

Share of net profit/(loss) of joint ventures and associates		8	143		4	155

Significant non-cash charges:

Within underlying operating profit:

Depreciation and amortisation		488	802		248	1,538

Share-based compensation and other non-cash charges(b)		164	174		79	417

Within non-underlying items:

Impairment and other non-cash charges(c)		80	191		48	319

2016

Turnover		20,172	22,532		10,009	52,713

Operating profit		3,704	3,148		949	7,801

Non-underlying items	3	329	357		137	823

Underlying operating profit		4,033	3,505		1,086	8,624

Share of net profit/(loss) of joint ventures and associates		(5)	131		1	127

Significant non-cash charges:

Within underlying operating profit:

Depreciation and amortisation		437	791		236	1,464

Share-based compensation and other non-cash charges(b)		134	135		86	355

Within non-underlying items:

Impairment and other non-cash charges(c)		74	124		45	243

(a)	Foods & Refreshment is reported together from 2018. For the prior year figures, Foods and Refreshment have been combined to align with the current structure.
(b)	Other non-cash charges within underlying operating profit include movements in provisions from underlying activities, excluding movements arising from non-underlying activities.
(c)

Other non-cash charges within non-underlying items includes movements in restructuring provisions, movements in certain legal provisions (in 2018 and 2017), and foreign exchange losses resulting from remeasurement of the Argentinian business (2016).

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

Annual Report on Form 20-F 2018	Financial Statements	83

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

2. SEGMENT INFORMATION CONTINUED

The home countries of the Unilever Group are the Netherlands and the United Kingdom. Turnover and non-current assets for these two countries combined, for the United States (being the largest country outside the home countries) and for all other countries are:

	€ million	€ million	€ million	€ million
	Netherlands/ United Kingdom	United States	Others	Total
2018 Turnover	3,679	8,305	38,998	50,982

Non-current assets(d)	4,070	12,193	24,225	40,488

2017

Turnover	3,849	8,532	41,334	53,715

Non-current assets(d)	3,781	11,820	23,768	39,369

2016

Turnover	3,819	8,263	40,631	52,713

Non-current assets(d)	4,770	11,696	23,358	39,824

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

	€ million	€ million	€ million	€ million
	Asia/ AMET/RUB (e)	The Americas	Europe	Total
2018

Turnover	22,868	16,020	12,094	50,982

Operating profit	4,777	3,586	4,172	12,535

Non-underlying items	(437)	(892)	(1,847)	(3,176)

Underlying operating profit	4,340	2,694	2,325	9,359

Share of net profit/(loss) of joint ventures and associates	–	114	71	185

2017

Turnover	23,266	17,525	12,924	53,715

Operating profit	3,802	3,086	1,969	8,857

Non-underlying items	306	(23)	260	543

Underlying operating profit	4,108	3,063	2,229	9,400

Share of net profit/(loss) of joint ventures and associates	12	112	31	155

2016

Turnover	22,445	17,105	13,163	52,713

Operating profit	3,275	2,504	2,022	7,801

Non-underlying items	254	401	168	823

Underlying operating profit	3,529	2,905	2,190	8,624

Share of net profit/(loss) of joint ventures and associates	(2)	108	21	127

(e)	Refers to Asia, Africa, Middle East, Turkey, Russia, Ukraine and Belarus.

Transactions between the Unilever Group’s geographical regions are immaterial and are carried out on an arm’s length basis.

84	Financial Statements	Annual Report on Form 20-F 2018

3. OPERATING COSTS AND NON-UNDERLYING ITEMS

BRAND AND MARKETING INVESTMENT

Brand and marketing investment includes costs incurred for the purpose of building and maintaining brand equity and awareness. These include media, advertising production, promotional materials and engagement with consumers. These costs are charged to the income statement as incurred.

RESEARCH AND DEVELOPMENT

Expenditure on research and development includes staff costs, material costs, depreciation of property, plant and equipment and other costs directly attributable to research and product development activities. These costs are charged to the income statement as incurred, except for those development costs which meet the criteria for capitalisation - see note 9.

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

	€ million	€ million	€ million
	2018	2017	2016
Turnover	50,982	53,715	52,713

Cost of sales	(28,769)	(30,547)	(30,229)

of which: Distribution costs	(3,098)	(3,241)	(3,246)

Gross profit	22,213	23,168	22,484

Selling and administrative expenses	(9,678)	(14,311)	(14,683)

of which: Brand and marketing investment	(7,164)	(7,566)	(7,731)

Research and development	(900)	(900)	(978)

Operating profit	12,535	8,857	7,801

NON-UNDERLYING ITEMS

Non-underlying items are disclosed on the face of the income statement to provide additional information to users to help them better understand underlying business performance.

	€ million	€ million	€ million
	2018	2017	2016
Non-underlying items within operating profit before tax	3176	(543)	(823)
Acquisition and disposal-related costs(a)	76	(159)	(132)

Gain/(loss) on disposal of group companies(b)	4,331	334	(95)

Restructuring costs	(914)	(638)	(578)

Impairments and other one-off items(c)	(317)	(80)	(18)

Tax on non-underlying items within operating profit	(259)	77	213

Non-underlying items within operating profit after tax	2,917	(466)	(610)

Non-underlying items not in operating profit but within net profit before tax	154	(382)	–

Premium paid on buyback of preference shares	–	(382)	–

Share of gain on disposal of Spreads business in Portugal JV	32	–	–

Net monetary gain arising from hyperinflationary economies	122	–	–

Tax impact of non-underlying items not in operating profit but within net profit	(29)	578	–

Tax on premium paid on buyback of preference shares (non deductible)	–	–	–

Impact of US tax reform(d)	(29)	578	–

Non-underlying items not in operating profit but within net profit after tax	125	196	–

Non-underlying items after tax(e)	3,042	(270)	(610)

Attributable to:

Non-controlling interest	18	(8)	(9)

Shareholders’ equity	3,024	(262)	(601)

(a)	2018 includes a credit of €277 million from early settlement of contingent consideration relating to Blueair.
(b)	2018 includes a gain of €4,331 million on disposal of spreads business. 2017 includes a gain of €309 million from the sale of AdeS soy beverage business in Latin America.
(c)

2018 includes a charge of €208 million relating to impairment of Blueair intangible asset. Also included is a charge of €98 million for litigation matters comprised of €48 million for UK pension obligations and €50 million for legal cases in relation to investigations by national competition authorities. 2017 includes an €80 million charge for legal cases in relation to investigations by national competition authorities including those within Italy and South Africa. 2016 includes €18 million in foreign exchange losses resulting from remeasurement of the Argentinian business.

(d)

On 22 December 2017, HR1, formerly known as the Tax Cuts and Jobs Act was signed into law in the United States. As a result, tax benefit of €578 million was recognised in 2017, primarily due to re-measurement of deferred tax assets and liabilities at the new lower 21% federal tax rate.

(e)	Non-underlying items after tax is calculated as non-underlying items within operating profit after tax plus non-underlying items not in operating profit but within net profit after tax.

Annual Report on Form 20-F 2018	Financial Statements	85

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

3. OPERATING COSTS AND NON-UNDERLYING ITEMS CONTINUED

OTHER

Other significant cost items within operating costs include:

		€ million	€ million	€ million
	Notes	2018	2017	2016
Staff costs	4A	(6,552)	(6,712)	(6,523)

Raw and packaging materials and goods purchased for resale		(20,526)	(21,579)	(21,122)

Amortisation of finite-life intangible assets and software	9	(348)	(365)	(310)

Depreciation of property, plant and equipment	10	(1,191)	(1,173)	(1,154)

Exchange gains/(losses):		(49)	(214)	(209)

On underlying transactions		(116)	(51)	(28)

On covering forward contracts		67	(163)	(181)

Lease rentals:		(556)	(557)	(531)

Minimum operating lease payments		(568)	(568)	(536)

Less: Sub-lease income relating to operating lease agreements		12	11	5

4. EMPLOYEES

4A. STAFF AND MANAGEMENT COSTS

	€ million	€ million	€ million
Staff costs	2018	2017	2016

Wages and salaries	(5,346)	(5,416)	(5,347)

Social security costs	(571)	(613)	(606)

Other pension costs	(439)	(399)	(372)

Share-based compensation costs	(196)	(284)	(198)

	(6,552)	(6,712)	(6,523)

	‘000	‘000	‘000
Average number of employees during the year	2018	2017	2016

Asia/AMET/RUB	88	93	95

The Americas	40	41	42

Europe	30	31	32

	158	165	169

	€ million	€ million	€ million
Key management compensation	2018	2017	2016

Salaries and short-term employee benefits	(40)	(34)	(31)

Post-employment benefits	–	–	(1)

Share-based benefits(a)	(19)	(20)	(17)
	(59)	(54)	(49)
Of which: Executive Directors	(15)	(14)	(13)
Other(b)	(44)	(40)	(36)

Non-Executive Directors’ fees	(2)	(2)	(2)
	(61)	(56)	(51)

(a)	Share-based benefits are shown on a vesting basis.
(b)	Other includes all members of the Unilever Leadership Executive, other than Executive Directors.

Key management are defined as the members of Unilever Leadership Executive (ULE) and the Non-Executive Directors. Compensation for the ULE includes the full-year compensation for ULE members who joined part way through the year.

86	Financial Statements	Annual Report on Form 20-F 2018

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

All defined benefit plans are subject to regular actuarial review using the projected unit method, either by external consultants or by actuaries employed by Unilever. The Group policy is that the most material plans, representing approximately 84% of the defined benefit liabilities, are formally valued every year. Other material plans, accounting for a further 12% of the liabilities, have their liabilities updated each year. Group policy for the remaining plans requires a full actuarial valuation at least every three years. Asset values for all plans are updated every year.

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

INVESTMENT STRATEGY

The Group’s investment strategy in respect of its funded plans is implemented within the framework of the various statutory requirements of the territories where the plans are based. The Group has developed policy guidelines for the allocation of assets to different classes with the objective of controlling risk and maintaining the right balance between risk and long-term returns in order to limit the cost to the Group of the benefits provided. To achieve this, investments are well diversified, such that the failure of any single investment would not have a material impact on the overall level of assets. The plans continue to invest a good proportion of the assets in equities, which the Group believes offer the best returns over the long term, commensurate with an acceptable level of risk. The plans expose the Group to a number of actuarial risks such as investment risk, interest rate risk, longevity risk and, in certain markets, inflation risk. There are no unusual entity or plan-specific risks to the Group. For risk control, the pension funds also have significant investments in liability matching assets (bonds) as well as in property and other alternative assets; additionally, the Group uses derivatives to further mitigate the impact of the risks outlined above. The majority of assets are managed by a number of external fund managers with a small proportion managed in-house. Unilever has a pooled investment vehicle (Univest) which it believes offers its pension plans around the world a simplified externally managed investment vehicle to implement their strategic asset allocation models, currently for bonds, equities and alternative assets. The aim is to provide high-quality, well diversified, cost-effective, risk-controlled vehicles. The pension plans’ investments are overseen by Unilever’s internal investment company, the Univest Company.

ASSUMPTIONS

With the objective of presenting the assets and liabilities of the pensions and other post-employment benefit plans at their fair value on the balance sheet, assumptions under IAS 19 are set by reference to market conditions at the valuation date. The actuarial assumptions used to calculate the benefit liabilities vary according to the country in which the plan is situated. The following table shows the assumptions, weighted by liabilities, used to value principal defined benefit plans (representing approximately 96% of total pension liabilities and other post-employment benefit liabilities).

	31 December 2018		31 December 2017
	Defined benefit pension plans	Other post- employment benefit plans	Defined benefit pension plans	Other post- employment benefit plans
Discount rate	2.7%	4.8%	2.5%	4.2%

Inflation	2.5%	n/a	2.5%	n/a

Rate of increase in salaries	2.8%	3.0%	2.8%	3.0%

Rate of increase for pensions in payment (where provided)	2.4%	n/a	2.4%	n/a

Rate of increase for pensions in deferment (where provided)	2.6%	n/a	2.6%	n/a

Long-term medical cost inflation	n/a	5.3%	n/a	5.3%

The valuations of other post-employment benefit plans generally assume a higher initial level of medical cost inflation, which falls from 7% to the long-term rate within the next five years. Assumed healthcare cost trend rates have a significant effect on the amounts reported for healthcare plans.

Annual Report on Form 20-F 2018	Financial Statements	87

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

4B. PENSIONS AND SIMILAR OBLIGATIONS CONTINUED

For the UK and Netherlands pension plans, representing approximately 68% of all defined benefit pension liabilities, the assumptions used at 31 December 2018 and 2017 were:

	United Kingdom		Netherlands
	2018	2017	2018	2017
Discount rate	2.8%	2.5%	1.8%	1.8%

Inflation	3.2%	3.1%	1.6%	1.7%

Rate of increase in salaries	3.1%	3.0%	2.1%	2.2%

Rate of increase for pensions in payment (where provided)	3.1%	3.0%	1.6%	1.7%

Rate of increase for pensions in deferment (where provided)	3.1%	3.0%	1.6%	1.7%
Number of years a current pensioner is expected to live beyond age 65:

Men	22.1	22.1	22.5	22.5

Women	24.0	24.0	24.0	24.3

Number of years a future pensioner currently aged 45 is expected to live beyond age 65:

Men	22.7	22.6	24.4	24.6

Women	25.6	25.6	26.1	26.6

Demographic assumptions, such as mortality rates, are set with having regard to the latest trends in life expectancy (including expectations of future improvements), plan experience and other relevant data. These assumptions are reviewed and updated as necessary as part of the periodic actuarial valuation of the pension plans. The years of life expectancy for 2018 above have been translated from the following tables:

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

Netherlands: The Dutch Actuarial Society’s AG Prognosetafel 2018 table is used with correction factors (2017) to allow for the typically longer life expectancy for fund members relative to the general population. This table has an in-built allowance for future improvements in longevity.

The remaining defined benefit plans are considered immaterial. Their assumptions vary due to a number of factors including the currency and long-term economic conditions of the countries where they are situated.

INCOME STATEMENT

The charge to the income statement comprises:

		€ million	€ million	€ million
	Notes	2018	2017	2016
Charged to operating profit:

Defined benefit pension and other benefit plans:

Current service cost		(220)	(245)	(226)

Employee contributions		17	18	17

Special termination benefits		(16)	(4)	(6)

Past service cost including (losses)/gains on curtailments		(41)	23	32

Settlements		–	4	(2)

Defined contribution plans		(179)	(195)	(187)

Total operating cost	4A	(439)	(399)	(372)

Finance income/(cost)	5	(25)	(96)	(94)

Net impact on the income statement (before tax)		(464)	(495)	(466)

STATEMENT OF COMPREHENSIVE INCOME

Amounts recognised in the statement of comprehensive income on the remeasurement of the net defined benefit liability.

	€ million	€ million	€ million
	2018	2017	2016
Return on plan assets excluding amounts included in net finance income/(cost)	(1,108)	1,475	1,877

Actuarial gains/(losses) arising from changes in demographic assumptions	42	222	(217)

Actuarial gains/(losses) arising from changes in financial assumptions	611	(210)	(2,963)

Experience gains/(losses) arising on pension plan and other benefit plan liabilities	18	133	82

Total of defined benefit costs recognised in other comprehensive income	(437)	1,620	(1,221)

88	Financial Statements	Annual Report on Form 20-F 2018

4B. PENSIONS AND SIMILAR OBLIGATIONS CONTINUED

BALANCE SHEET

The assets, liabilities and surplus/(deficit) position of the pension and other post-employment benefit plans at the balance sheet date were:

	€ million 2018		€ million 2017
	Pension plans	Other post- employment benefit plans	Pension plans	Other post- employment benefit plans
Fair value of assets	20,867	13	22,361	21

Present value of liabilities	(21,288)	(466)	(22,420)	(523)

Pension liability net of assets	(421)	(453)	(59)	(502)

Of which in respect of:

Funded plans in surplus:

Liabilities	(16,182)	–	(17,132)	–

Assets	17,909	1	19,302	3

Pension asset net of liabilities	1,727	1	2,170	3

Funded plans in deficit:

Liabilities	(4,149)	(30)	(4,267)	(35)

Assets	2,958	12	3,059	18

Pension liability net of assets	(1,191)	(18)	(1,208)	(17)

Unfunded plans:

Pension liability	(957)	(436)	(1,021)	(488)

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

RECONCILIATION OF CHANGE IN ASSETS AND LIABILITIES

Movements in assets during the year:

The group of plans within “Rest of world” category in the tables below are not materially different with respect to their risks that would require disaggregated disclosure.

	UK	Netherlands	Rest of world	€ million 2018 Total	UK	Netherlands	Rest of world	€ million 2017 Total
1 January	11,038	5,357	5,987	22,382	9,963	5,116	6,104	21,183

Employee contributions	–	–	17	17	–	1	17	18

Settlements	–	–	(1)	(1)	–	–	(8)	(8)

Actual return on plan assets (excluding amounts in net finance income/charge)	(459)	(303)	(346)	(1,108)	863	275	337	1,475

Interest income	274	95	182	551	270	91	179	540

Employer contributions	95	14	274	383	778	43	284	1,105

Benefit payments	(472)	(166)	(561)	(1,199)	(457)	(169)	(613)	(1,239)

Currency retranslation	(147)	–	12	(135)	(379)	–	(312)	(691)

Others	–	(1)	(9)	(10)	–	–	(1)	(1)

31 December	10,329	4,996	5,555	20,880	11,038	5,357	5,987	22,382

Annual Report on Form 20-F 2018	Financial Statements	89

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

4B. PENSIONS AND SIMILAR OBLIGATIONS CONTINUED

Movements in liabilities during the year:

	UK	Netherlands	Rest of world	€ million 2018 Total	UK	Netherlands	Rest of world	€ million 2017 Total
1 January	(10,255)	(4,913)	(7,775)	(22,943)	(10,981)	(4,877)	(8,498)	(24,356)

Current service cost	(109)	(4)	(107)	(220)	(114)	(6)	(125)	(245)

Employee contributions	–	–	–	–	–	–	–	–

Special termination benefits	–	–	(16)	(16)	–	–	(4)	(4)

Past service costs including (losses)/gains on curtailments	(46)	8	(3)	(41)	5	12	6	23

Settlements	–	–	1	1	–	–	12	12

Interest cost	(254)	(87)	(235)	(576)	(286)	(86)	(264)	(636)

Actuarial gain/(loss) arising from changes in demographic assumptions	–	53	(11)	42	312	(96)	6	222

Actuarial gain/(loss) arising from changes in financial assumptions	351	84	176	611	(189)	–	(21)	(210)

Actuarial gain/(loss) arising from experience adjustments	(45)	37	26	18	144	(37)	26	133

Benefit payments	472	166	561	1,199	457	169	613	1,239

Currency retranslation	147	–	14	161	397	–	474	871

Others	–	(8)	18	10	–	8	–	8

31 December	(9,739)	(4,664)	(7,351)	(21,754)	(10,255)	(4,913)	(7,775)	(22,943)

Movements in (deficit)/surplus during the year:
	UK	Netherlands	Rest of world	€ million 2018 Total	UK	Netherlands	Rest of world	€ million 2017 Total
1 January	783	444	(1,788)	(561)	(1,018)	239	(2,394)	(3,173)

Current service cost	(109)	(4)	(107)	(220)	(114)	(6)	(125)	(245)

Employee contributions	–	–	17	17	–	1	17	18

Special termination benefits	–	–	(16)	(16)	–	–	(4)	(4)

Past service costs including (losses)/gains on curtailments	(46)	8	(3)	(41)	5	12	6	23

Settlements	–	–	–	–	–	–	4	4

Actual return on plan assets (excluding amounts in net finance income/charge)	(459)	(303)	(346)	(1,108)	863	275	337	1,475

Interest cost	(254)	(87)	(235)	(576)	(286)	(86)	(264)	(636)

Interest income	274	95	182	551	270	91	179	540

Actuarial gain/(loss) arising from changes in demographic assumptions	–	53	(11)	42	312	(96)	6	222

Actuarial gain/(loss) arising from changes in financial assumptions	351	84	176	611	(189)	–	(21)	(210)

Actuarial gain/(loss) arising from experience adjustments	(45)	37	26	18	144	(37)	26	133

Employer contributions	95	14	274	383	778	43	284	1,105

Benefit payments	–	–	–	–	–	–	–	–

Currency retranslation	–	–	26	26	18	–	162	180

Others	–	(9)	9	–	–	8	(1)	7

31 December	590	332	(1,796)	(874)	783	444	(1,788)	(561)

The actual return on plan assets during 2018 was €(557) million, being €(1,108) million of asset returns and €551 million of interest income shown in the tables above (2017: €2,015 million).

90	Financial Statements	Annual Report on Form 20-F 2018

4B. PENSIONS AND SIMILAR OBLIGATIONS CONTINUED

The duration of the principal defined benefit plan liabilities (representing 96% of total pension liabilities and other post-employment benefit liabilities) and the split of liabilities between different categories of plan participants are:

	UK	Netherlands	Rest of world (a)	2018 Total	UK	Netherlands	Rest of world	2017 Total
Duration (years)	17	18	12	7 to 23	17	19	13	8 to 24

Active members	12%	15%	21%	15%	14%	22%	16%	18%

Deferred members	33%	38%	16%	29%	32%	30%	15%	26%

Retired members	55%	47%	63%	56%	54%	48%	69%	56%

(a)  Rest of world numbers shown are weighted averages by liabilities.

PLAN ASSETS

The fair value of plan assets, which are reported net of fund liabilities that are not employee benefits, at the end of the reporting period for each category are as follows:

The group of plans within “Rest of world” category in the tables below are not materially different with respect to their risks that would require disaggregated disclosure.

	€ million 31 December 2018				€ million 31 December 2017
	UK	Netherlands	Rest of world	2018 Total	UK	Netherlands	Rest of world	2017 Total
Total plan assets	10,329	4,996	5,542	20,867	11,038	5,357	5,966	22,361

Assets

Equities total	3,182	1,594	1,505	6,281	4,538	1,876	1,909	8,323

Europe	731	480	451	1,662	1,093	703	594	2,390

North America	1,723	714	682	3,119	2,320	668	842	3,830

Other	728	400	372	1,500	1,125	505	473	2,103

Fixed income total	4,963	2,595	2,947	10,505	4,210	2,500	2,954	9,664

Government bonds	2,474	769	1,253	4,496	2,162	879	1,376	4,417

Investment grade corporate bonds	984	502	1,167	2,653	1,368	485	1,207	3,060

Other fixed income	1,505	1,324	527	3,356	680	1,136	371	2,187

Private equity	363	82	2	447	401	89	3	493

Property and real estate	852	451	276	1,579	810	411	246	1,467

Hedge funds	663	–	120	783	673	–	297	970

Other	435	293	389	1,117	463	427	274	1,164

Other plans	–	–	312	312	–	–	312	312

Fund liabilities that are not employee benefits
Derivatives	(129)	(19)	(9)	(157)	(57)	54	(29)	(32)

The fair values of the above equity and fixed income instruments are determined based on quoted market prices in active markets. The fair value of private equity, properties, derivatives and hedge funds are not based on quoted market prices in active markets. The Group uses derivatives and other instruments to hedge some of its exposure to inflation and interest rate risk – the degree of this hedging of liabilities was 55% for interest rate and 55% for inflation for the UK plan and 32% for interest rate and 29% for inflation for the Netherlands plan. Foreign currency exposures in part are also hedged by the use of forward foreign exchange contracts. Assets included in the Other category are commodities, cash and insurance contracts which are also unquoted assets.

Equity securities include Unilever securities amounting to €12 million (0.1% of total plan assets) and €14 million (0.1% of total plan assets) at

31 December 2018 and 2017 respectively. Property includes property occupied by Unilever amounting to €28 million at 31 December 2018 (2017: €32 million).

The pension assets above exclude the assets in a Special Benefits Trust amounting to €59 million (2017: €63 million) to fund pension and similar liabilities in the United States (see also note 17A on page 117). In 2017, as a result of the triennial valuation of the UK fund, the monies held in escrow (€68 million at the end of 2016) were returned to the Group.

SENSITIVITIES

The sensitivity of the overall pension liabilities to changes in the weighted key assumptions are:

		Change in liabilities
	Change in assumption	UK	Netherlands	Total
Discount rate	Increase by 0.5%	-8%	-9%	-7%

Inflation rate	Increase by 0.5%	7%	9%	6%

Life expectancy	Increase by 1 year	4%	4%	4%

Long-term medical cost inflation(b)	Increase by 1.0%	0%	0%	2%

(b)	Long-term medical cost inflation only relates to post-retirement medical plans.

An equivalent decrease in each assumption would have an equal and opposite impact on liabilities.

Annual Report on Form 20-F 2018	Financial Statements	91

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

CASH FLOW

Group cash flow in respect of pensions and similar post-employment benefits comprises company contributions paid to funded plans and benefits paid by the company in respect of unfunded plans. The table below sets out these amounts:

	€ million 2019	€ million 2018	€ million 2017	€ million 2016
	Estimate
Company contributions to funded plans:

Defined benefit	230	238	954	355

Defined contributions	185	179	195	187

Benefits paid by the company in respect of unfunded plans:

Defined benefit	150	144	151	157

Group cash flow in respect of pensions and similar benefits	565	561	1,300	699

Following the conclusion of the 2016 triennial valuation of the UK pension fund the Group in agreement with the trustees, decided to contribute £600 million into the fund in 2017. Deficit contributions to the UK pension fund are expected to be nil for the next few years

The Group’s funding policy is to periodically review the contributions made to the plans while taking account of local legislations.

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

As at 31 December 2018, the Group had share-based compensation plans in the form of performance shares, share options and other share awards.

The numbers in this note include those for Executive Directors and key management shown in note 4A on page 86. Non-Executive Directors do not participate in any of the share-based compensation plans.

The charge in each of the last three years is shown below, and relates to equity-settled plans:

	€ million	€ million	€ million
Income statement charge	2018	2017	2016

Performance share plans	(183)	(273)	(185)

Other plans	(13)	(11)	(13)
	(196)	(284)	(198)

PERFORMANCE SHARE PLANS

Performance share awards are made in respect of the Global Share Incentive Plan (GSIP) and the Management Co-Investment Plan (MCIP). The awards of each plan will vest between 0 and 200% of grant level, subject to the level of satisfaction of performance measures (limits for Executive Directors may vary, and are detailed in the Directors’ Remuneration Report on pages 50 to 65).

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

The MCIP allows Unilever’s managers to invest a proportion of their annual bonus (a maximum of 67% for Executive Directors, 100% for other managers) in shares in Unilever, and to receive a corresponding award of performance-related shares. The performance measures for MCIP are underlying sales growth, underlying EPS growth, and sustainability progress index for the Group. There is an additional target of return on invested capital for senior executives. MCIP awards will vest after four years.

A summary of the status of the Performance Share Plans as at 31 December 2018, 2017 and 2016 and changes during the years ended on these dates is presented below:

	2018 Number of shares	2017 Number of shares	2016 Number of shares

Outstanding at 1 January	13,684,747	14,818,060	15,979,140

Awarded	6,870,882	4,962,345	7,016,274

Vested	(5,854,388)	(4,723,861)	(6,983,053)

Forfeited	(1,066,723)	(1,371,797)	(1,194,301)

Outstanding at 31 December	13,634,518	13,684,747	14,818,060

92	Financial Statements	Annual Report on Form 20-F 2018

4C. SHARE-BASED COMPENSATION PLANS CONTINUED

Share award value information	2018	2017	2016

Fair value per share award during the year	€42.44	€42.59	€35.43

ADDITIONAL INFORMATION

At 31 December 2018, shares and options in NV or PLC totalling 14,595,111 (2017: 14,760,786) were outstanding in respect of share-based compensation plans of NV, PLC and its subsidiaries, including North American plans.

To satisfy the options and awards granted, certain NV group companies hold 15,010,429 (2017: 15,802,464) ordinary shares of NV or PLC. Shares acquired during 2018 represent 0.21% of the Group’s called up share capital. The balance of shares held in connection with share plans at

31 December 2018 represented 0.5% (2017: 0.5%) of the Group’s called up share capital.

The book value of €704 million (2017: €695 million) of all shares held in respect of share-based compensation plans for both NV and PLC is eliminated on consolidation by deduction from other reserves. Their market value at 31 December 2018 was €700 million (2017: €739 million). At 31 December 2018, the exercise price of Nil PLC options (2017: Nil) were above the market price of the shares.

Shares held to satisfy options and awards are accounted for in accordance with IAS 32 ‘Financial Instruments: Presentation’. All differences between the purchase price of the shares held to satisfy options and awards granted and the proceeds received for the shares, whether on exercise or lapse, are charged to reserves. The basis of the charge to operating profit for the economic value of options granted is discussed on page 92.

Between 31 December 2018 and 21 February 2019 (the latest practicable date for inclusion in this report), Nil shares were granted, 5,534,564 shares were vested and 92,699 shares were forfeited related to the Performance Share Plans.

5. NET FINANCE COSTS

Net finance costs are comprised of finance costs and finance income, including net finance costs in relation to pensions and similar obligations.

Finance income includes income on cash and cash equivalents and income on other financial assets. Finance costs include interest costs in relation to financial liabilities.

Borrowing costs are recognised based on the effective interest method.

Net finance costs	Notes	€ million 2018	€ million 2017	€ million 2016
Finance costs		(591)	(556)	(584)

Bank loans and overdrafts		(44)	(46)	(67)

Interest on bonds and other loans(a)		(560)	(519)	(501)

Dividends paid on preference shares(b)		–	(4)	(4)

Net gain/(loss) on transactions for which hedge accounting is not applied(c)		13	13	(12)

On foreign exchange derivatives		144	384	(215)

Exchange difference on underlying items		(131)	(371)	203

Finance income		135	157	115

Pensions and similar obligations	4B	(25)	(96)	(94)

Net finance costs before non-underlying items(d)		(481)	(495)	(563)

Premium paid on buyback of preference shares		–	(382)	–
		(481)	(877)	(563)

(a)

Interest on bonds and other loans’ includes the impact of interest rate derivatives that are part of hedge accounting relationships and the related recycling of results from the hedge accounting reserve. Includes an amount of €(15) million (2017: €(26) million) relating to unwinding of discount on deferred consideration for acquisitions and €38 million (2017: €65 million) release of provision for interest on indirect tax cases in Brazil.

(b)	Preference shares were repurchased in 2017.

(c)	For further details of derivatives for which hedge accounting is not applied, please refer to note 16C.

(d)	See note 3 for explanation of non-underlying items.

Annual Report on Form 20-F 2018	Financial Statements	93

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

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

Unilever is subject to taxation in the many countries in which it operates. The tax legislation of these countries differs, is often complex and is subject to interpretation by management and the government authorities. These matters of judgement give rise to the need to create provisions for tax payments that may arise in future years with respect to transactions already undertaken. Provisions are made against individual exposures and take into account the specific circumstances of each case, including the strength of technical arguments, recent case law decisions or rulings on similar issues and relevant external advice. The provision is estimated based on the individual most likely outcome approach.

	€ million	€ million	€ million
Tax charge in income statement	2018	2017	2016

Current tax

Current year	(2,647)	(2,398)	(2,026)

Over/(under) provided in prior years	(10)	(21)	158

	(2,657)	(2,419)	(1,868)

Deferred tax

Origination and reversal of temporary differences	3	51	(65)

Changes in tax rates	(13)	609	(7)

Recognition of previously unrecognised losses brought forward	92	92	18

	82	752	(54)

	(2,575)	(1,667)	(1,922)

The reconciliation between the computed weighted average rate of income tax expense, which is generally applicable to Unilever companies, and the actual rate of taxation charged is as follows:

Reconciliation of effective tax rate	% 2018	% 2017	% 2016
Computed rate of tax(a)	25	26	26

Differences between computed rate of tax and effective tax rate due to:

Incentive tax credits	(3)	(4)	(4)

Withholding tax on dividends	2	2	3

Expenses not deductible for tax purposes	1	1	1

Irrecoverable withholding tax	1	1	1

Income tax reserve adjustments – current and prior year	1	–	(1)

Transfer to/(from) unrecognised deferred tax assets	–	1	–

Others	(1)	(1)	–

Underlying effective tax rate	26	26	26

Non-underlying items within operating profit(b)	(1)	1	–

Premium paid on Buyback of preference shares(b)	–	1	–

Impact of US tax reform(b)	–	(7)	–

Impact of Spreads disposal(b)	(4)	–	–

Effective tax rate	21	21	26

(a)

The computed tax rate used is the average of the standard rate of tax applicable in the countries in which Unilever operates, weighted by the amount of underlying profit before taxation generated in each of those countries. For this reason, the rate may vary from year to year according to the mix of profit and related tax rates.

(b)	See note 3 for explanation of non-underlying items.

Our tax rate is reduced by incentive tax credits, the benefit from preferential tax regimes that have been legislated by the countries and provinces concerned in order to promote economic development and investment. The tax rate is increased by business expenses which are not deductible for tax, such as entertainment costs and some interest expense and by irrecoverable withholding taxes on dividends paid by subsidiary companies and on other cross-border payments such as royalties and service fees, which cannot be offset against other taxes due. In 2018 the effective tax rate was reduced by the impact of the spreads disposals where a significant part of the disposals benefited from the participation exemption in the Netherlands.

The Group’s future tax charge and effective tax rate could be affected by several factors, including changes in tax laws and their interpretation and still to be determined tax reform proposals in the EU, Switzerland and the continuing OECD international tax reform work, as well as the impact of acquisitions, disposals and any restructuring of our businesses.

94	Financial Statements	Annual Report on Form 20-F 2018

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

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Movements in 2018 and 2017	As at 1 January 2018	Income statement	Other	As at 31 December 2018	As at 1 January 2017	Income statement	Other	As at 31 December 2017

Pensions and similar obligations	316	(26)	114	404	766	(16)	(434)	316

Provisions and accruals	653	193	(25)	821	922	(154)	(115)	653

Goodwill and intangible assets	(1,652)	(154)	(105)	(1,911)	(1,928)	654	(378)	(1,652)

Accelerated tax depreciation	(679)	5	(5)	(679)	(870)	109	82	(679)

Tax losses	130	11	(11)	130	131	(36)	35	130

Fair value gains	100	58	(3)	155	(7)	104	3	100

Fair value losses	24	(2)	–	22	29	65	(70)	24

Share-based payments	194	(14)	(5)	175	169	(5)	30	194

Other	86	11	(20)	77	81	31	(26)	86

	(828)	82	(60)	(806)	(707)	752	(873)	(828)

At the balance sheet date, the Group had unused tax losses of €5,346 million (2017: €4,676 million) and tax credits amounting to €570 million (2017: €612 million) available for offset against future taxable profits. Deferred tax assets have not been recognised in respect of unused tax losses of €4,914 million (2017: €4,179 million) and tax credits of €570 million (2017: €612 million), as it is not probable that there will be future taxable profits within the entities against which the losses can be utilised. Many of these tax losses and credits arise in tax jurisdictions where they do not expire with the exception of €4,752 million (2017: €2,934 million) comprising mainly corporate income tax losses in the Netherlands which expire between now and 2027.

Other deductible temporary differences of €48 million (2017: €51 million) have not been recognised as a deferred tax asset. There is no expiry date for these differences.

At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was €2,681 million (2017: €1,719 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences, and it is probable that such differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	€ million	€ million	€ million	€ million	€ million	€ million
Deferred tax assets and liabilities	Assets 2018	Assets 2017	Liabilities 2018	Liabilities 2017	Total 2018	Total 2017

Pensions and similar obligations	334	294	70	22	404	316

Provisions and accruals	578	465	243	188	821	653

Goodwill and intangible assets	41	86	(1,952)	(1,738)	(1,911)	(1,652)

Accelerated tax depreciation	(64)	(21)	(615)	(658)	(679)	(679)

Tax losses	126	125	4	5	130	130

Fair value gains	12	23	143	77	155	100

Fair value losses	2	3	20	21	22	24

Share-based payments	59	74	116	120	175	194

Other	29	36	48	50	77	86

	1,117	1,085	(1,923)	(1,913)	(806)	(828)

Of which deferred tax to be recovered/(settled) after more than 12 months	840	730	(2,046)	(1,868)	(1,206)	(1,138)

Annual Report on Form 20-F 2018	Financial Statements	95

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

6C. TAX ON OTHER COMPREHENSIVE INCOME

Income tax is recognised in other comprehensive income for items recognised directly in equity.

Tax effects of the components of other comprehensive income were as follows:

	€ million	€ million	€ million	€ million	€ million	€ million
	Before tax 2018	Tax (charge)/ credit 2018	After tax 2018	Before tax 2017	Tax (charge)/ credit 2017	After tax 2017
Gains/(losses) on:(a)

Equity instruments at fair value through other comprehensive income	51	–	51	–	–	–

Cash flow hedges	(70)	15	(55)	(62)	(6)	(68)

Other financial instruments	–	–	–	1	(8)	(7)

Remeasurements of defined benefit pension plans	(437)	109	(328)	1,620	(338)	1,282

Currency retranslation gains/(losses)	(869)	8	(861)	(1,024)	41	(983)

	(1,325)	132	(1,193)	535	(311)	224
(a)	Classification has changed following adoption of IFRS 9. See note 1 for further details.

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

Earnings per share for total operations for the 12 months were as follows:

		€	€	€
		2018	2017	2016

Basic earnings per share		3.50	2.16	1.83

Diluted earnings per share		3.48	2.15	1.82

Underlying earnings per share		2.36	2.24	2.03
		Millions of share units
Calculation of average number of share units		2018	2017	2016
Average number of shares: NV		1,714.7	1,714.7	1,714.7

PLC		1,264.0	1,310.2	1,310.2

Less treasury shares held by employee share trusts and companies		(295.4)	(223.3)	(184.7)

Combined average number of share units – used for basic earnings per share		2,683.3	2,801.6	2,840.2

Add dilutive effect of share-based compensation plans		11.5	12.4	13.7

Diluted combined average number of share units – used for diluted and underlying earnings per share		2,694.8	2,814.0	2,853.9
Calculation of earnings	Notes	€ million 2018	€ million 2017	€ million 2016

Net profit		9,808	6,486	5,547

Non-controlling interests		(419)	(433)	(363)

Net profit attributable to shareholders’ equity – used for basic and diluted earnings per share		9,389	6,053	5,184

Post tax impact of non-underlying items	3	(3,024)	262	601

Underlying profit attributable to shareholders’ equity – used for underlying earnings per share		6,365	6,315	5,785

96	Financial Statements	Annual Report on Form 20-F 2018

8. DIVIDENDS ON ORDINARY CAPITAL

Dividends are recognised on the date that the shareholder’s right to receive payment is established. This is generally the date when the dividend is declared.

	€ million	€ million	€ million
Dividends on ordinary capital during the year	2018	2017	2016

NV dividends	(2,262)	(2,154)	(1,974)

PLC dividends	(1,819)	(1,762)	(1,626)

	(4,081)	(3,916)	(3,600)

Four quarterly interim dividends were declared and paid during 2018 totalling €1.52 (2017: €1.40) per NV ordinary share and £1.33 (2017: £1.22) per PLC ordinary share.

Quarterly dividends of €0.39 per NV ordinary share and £0.34 per PLC ordinary share were declared on 31 January 2019, to be paid in March 2019. See note 26 ‘Events after the balance sheet date’ on page 127. Total dividends declared in relation to 2018 were €1.55 (2017: €1.43) per NV ordinary share and £1.35 (2017: £1.26) per PLC ordinary share.

9. GOODWILL AND INTANGIBLE ASSETS

GOODWILL

Goodwill is initially recognised based on the accounting policy for business combinations (see note 21). Goodwill is subsequently measured at cost less amounts provided for impairment. The Group has nine cash generating units (CGUs) based on the three geographical areas and three divisions. Global Spreads business which was recognised as a separate CGU in 2017 has been disposed off in 2018.

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

Indefinite-life intangibles mainly comprise trademarks and brands, for which there is no foreseeable limit to the period over which they are expected to generate net cash inflows. These are considered to have an indefinite life, given the strength and durability of our brands and the level of marketing support.These assets are not amortised but are subject to a review for impairment annually, or more frequently if events or circumstances indicate this is necessary. Any impairment is charged to the income statement as it arises.

Finite-life intangible assets mainly comprise software, patented and non-patented technology, know-how and customer lists. These assets are amortised on a straight-line basis in the income statement over the period of their expected useful lives, or the period of legal rights if shorter. None of the amortisation periods exceeds ten years.

Annual Report on Form 20-F 2018	Financial Statements	97

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

9. GOODWILL AND INTANGIBLE ASSETS CONTINUED

	€ million	€ million	€ million	€ million	€ million
			Finite-life intangible assets
		Indefinite-life
Movements during 2018	Goodwill	intangible assets	Software	Other	Total
Cost

1 January 2018	18,042	10,275	2,499	1,090	31,906

Hyperinflation restatement to 1 January 2018	244	25	3	–	272

Acquisitions of group companies	470	825	–	12	1,307

Disposals of group companies	(1)	(1)	–	–	(2)

Reclassification to held for sale(a)	(227)	(55)	(1)	–	(283)

Reclassification from held for sale	–	9	–	–	9

Additions	–	–	201	2	203

Disposals	–	–	–	(15)	(15)

Currency retranslation	(151)	156	(15)	14	4

Hyperinflationary adjustment	125	13	2	–	140

31 December 2018	18,502	11,247	2,689	1,103	33,541

Accumulated amortisation and impairment

1 January 2018	(1,161)	(14)	(1,637)	(693)	(3,505)

Hyperinflation restatement to 1 January 2018	–	–	(3)	–	(3)

Amortisation/impairment for the year	–	(198)	(297)	(61)	(556)

Disposals	–	–	–	14	14

Currency retranslation	–	–	12	(8)	4

Hyperinflationary adjustment	–	–	(2)	–	(2)

31 December 2018	(1,161)	(212)	(1,927)	(748)	(4,048)

Net book value 31 December 2018(b)	17,341	11,035	762	355	29,493

	€ million	€ million	€ million	€ million	€ million
			Finite-life intangible assets
		Indefinite-life
Movements during 2017	Goodwill	intangible assets	Software	Other	Total
Cost

1 January 2017	18,789	8,358	2,578	1,068	30,793

Acquisitions of group companies	2,557	2,622	–	88	5,267

Reclassification to held for sale(a)	(2,228)	(82)	(1)	–	(2,311)

Reclassification from held for sale	28	–	–	–	28

Additions	–	–	153	1	154

Disposals	–	–	(78)	(1)	(79)

Currency retranslation	(1,104)	(623)	(153)	(66)	(1,946)

31 December 2017	18,042	10,275	2,499	1,090	31,906

Accumulated amortisation and impairment

1 January 2017	(1,165)	(13)	(1,484)	(698)	(3,360)

Amortisation/impairment for the year	–	–	(324)	(41)	(365)

Disposals	–	–	78	1	79

Currency retranslation	4	(1)	93	45	141

31 December 2017	(1,161)	(14)	(1,637)	(693)	(3,505)

Net book value 31 December 2017(b)	16,881	10,261	862	397	28,401

(a)

Goodwill and intangibles amounting to €283 million has been reclassified as held for sale in relation to the Spreads and Alsa baking and dessert businesses. In 2017 €2,311 million goodwill and intangibles related to Spreads business were reclassified as held for sale.

(b)

Within the indefinite-life intangible assets there are three brands that have a significant carrying value: Knorr €1,789 million (2017: €1,770 million), Carver Korea €1,534 million (2017: € 1,520 million) and Hellmann’s €1,195 million (2017: €1,160 million).

There are no significant carrying amounts of goodwill and intangible assets that are allocated across multiple cash generating units.

Goodwill acquired in a business combination is allocated to Unilever’s cash generating units for the purposes of impairment testing. The assets acquired in business combinations are also assessed to determine the impact on the Group’s cash generating units, particularly whether new cash generating units are created. This assessment and allocation has not been completed for any of the acquisitions completed during 2018 except for goodwill and assets acquired in the Quala acquisition which are included in the Beauty & Personal Care The Americas and Home Care The Americas cash generating units. At 31 December 2018, there is no indication that the acquired goodwill and assets are impaired.

The impact of applying IAS 29 for Argentina has increased goodwill by €369 million. The goodwill that relates to our business in Argentina was initially recognised in 2000 when Unilever acquired Bestfoods. In accordance with IAS 29 this goodwill has been adjusted for inflation from the date of recognition until 31 December 2018. Our impairment testing included this inflated amount.

98	Financial Statements	Annual Report on Form 20-F 2018

9. GOODWILL AND INTANGIBLE ASSETS CONTINUED

IMPAIRMENT CHARGES

We have tested all material goodwill and indefinite-life intangible assets for impairment. No impairments were identified except for the Blueair intangibles. The Blueair acquisition included an element of deferred consideration payable in 2021. The terms relating to this element allowed the sellers to request an early settlement for a reduced sum. Such a request was made in 2018 and the payment was made to the sellers, reducing the consideration payable by €277 million and generating a credit in non-underlying items within the line ‘acquisition & disposal related costs’. This early termination has been considered as a trigger event for an impairment review for Blueair intangible assets and a €208 million charge has been recognised in non-underlying items within the line ‘impairments and other one-off items’ (see note 3)

SIGNIFICANT CGUS

The goodwill and indefinite-life intangible assets held in the CGUs relating to Foods & Refreshment Europe, Foods & Refreshment The Americas, Beauty & Personal Care The Americas and Beauty & Personal Care Asia/AMET/RUB are considered significant within the total carrying amounts of goodwill and indefinite-life intangible assets at 31 December 2018 in terms of size, headroom and sensitivity to assumptions used.

The goodwill and indefinite-life intangible assets held in the significant CGUs are:

	€ billion	€ billion
2018 CGUs	Goodwill	Indefinite-life intangible assets
Foods & Refreshment Europe	3.9	1.6

Foods & Refreshment The Americas	3.9	2.1

Beauty & Personal Care The Americas	4.0	2.8

Beauty & Personal Care Asia/AMET/RUB	1.7	2.0

	€ billion	€ billion
2017 CGUs	Goodwill	Indefinite-life intangible assets

Foods (excluding spreads) Europe	4.5	1.6

Foods (excluding spreads) The Americas	2.8	1.4

Foods (excluding spreads) Asia/AMET/RUB	1.5	0.4

Beauty & Personal Care The Americas	2.5	1.5

In 2017 the global spreads CGU was also considered significant, with a carrying value of €2,228 million in goodwill and €82 million in indefinite-life intangible assets. These were classified as assets held for sale.

Value in use has been calculated as the present value of projected cash flows. A pre-tax discount rate of 7.4% (2017: 7.4%) was used. For the significant CGUs, the following key assumptions were used in the discounted cash flow projections:

	Foods & Refreshment	Foods & Refreshment	Beauty & Personal Care	Beauty & Personal Care
	Europe	The Americas	The Americas	Asia/ AMET/RUB
Longer-term sustainable growth rates	1.2%	1.6%	1.6%	3.8%

Average near-term nominal growth rates	0.0%	0.7%	2.8%	3.9%

Average operating margins	16%	15%	20%	22%

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

Annual Report on Form 20-F 2018	Financial Statements	99

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

	€ million	€ million	€ million
	Land and	Plant and
Movements during 2018	buildings	equipment	Total
Cost

1 January 2018	4,462	14,936	19,398

Hyperinflation restatement to 1 January 2018	37	182	219

Acquisitions of group companies	11	31	42

Additions	249	1,091	1,340

Disposals	(97)	(607)	(704)

Hyperinflationary adjustment	49	93	142

Currency retranslation	(91)	(351)	(442)

Reclassification as held for sale	(17)	(54)	(71)

31 December 2018	4,603	15,321	19,924

Accumulated depreciation

1 January 2018	(1,429)	(7,558)	(8,987)

Hyperinflation restatement to 1 January 2018	(10)	(106)	(116)

Depreciation charge for the year	(125)	(1,066)	(1,191)

Disposals	62	529	591

Hyperinflationary adjustment	(7)	(53)	(60)

Currency retranslation	15	128	143

Reclassification as held for sale	10	33	43

31 December 2018	(1,484)	(8,093)	(9,577)

Net book value 31 December 2018(a)	3,119	7,228	10,347

Includes capital expenditures for assets under construction	130	956	1,086

(a)	Includes €302 million of freehold land.

The Group has commitments to purchase property, plant and equipment of €324 million (2017: €323 million).

100	Financial Statements	Annual Report on Form 20-F 2018

10. PROPERTY, PLANT AND EQUIPMENT CONTINUED

	€ million	€ million	€ million
	Land and	Plant and
Movements during 2017	buildings	equipment	Total
Cost

1 January 2017	4,745	16,462	21,207

Acquisitions of group companies	13	29	42

Disposals of group companies	(16)	(78)	(94)

Additions	314	1,218	1,532

Disposals	(19)	(440)	(459)

Currency retranslation	(384)	(1,283)	(1,667)

Reclassification as held for sale(a)	(191)	(972)	(1,163)

31 December 2017	4,462	14,936	19,398

Accumulated depreciation

1 January 2017	(1,483)	(8,051)	(9,534)

Disposals of group companies	1	29	30

Depreciation charge for the year	(142)	(1,031)	(1,173)

Disposals	14	400	414

Currency retranslation	100	543	643

Reclassification as held for sale	81	552	633

31 December 2017	(1,429)	(7,558)	(8,987)

Net book value 31 December 2017(b)	3,033	7,378	10,411

Includes capital expenditures for assets under construction	93	972	1,065

(a)	Includes €548 million in property plant and equipment related to the Spreads business.

(b)	Includes €247 million of freehold land.

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

Biological assets are measured at fair value less costs to sell with any changes recognised in the income statement.

	€ million	€ million
	2018	2017
Interest in net assets of joint ventures	14	32

Interest in net assets of associates	40	44

Long-term trade and other receivables(a)	307	265

Operating lease prepayments for land	118	116

Fair value of biological assets	18	17

Other non-current assets(b)	151	83

	648	557

(a)	Mainly relates to indirect tax receivables where we do not have the contractual right to receive payment within 12 months.
(b)	Mainly relates to tax assets.

Annual Report on Form 20-F 2018	Financial Statements	101

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

11. OTHER NON-CURRENT ASSETS CONTINUED

Movements during 2018 and 2017	€ million 2018	€ million 2017

Joint ventures(a)

1 January	32	36

Additions	5	–

Dividends received/reductions(b)	(216)	(155)

Share of net profit/(loss)	190	155

Currency retranslation	3	(4)

31 December	14	32

Associates(c)

1 January	44	51

Additions	3	5

Dividend received/reductions	–	(10)

Share of net profit/(loss)	(5)	–

Currency retranslation	(2)	(2)

31 December	40	44

(a)	Our principal joint ventures are Unilever FIMA LDA for Portugal, the Pepsi/Lipton Partnership for the US and Pepsi Lipton International for the rest of the world.
(b)	In 2018, includes capital reduction in joint venture of Unilever FIMA LDA for €64 million.
(c)	Associates as at 31 December 2018 primarily comprise our investments in Langholm Capital Partners.

The joint ventures and associates have no contingent liabilities to which the Group is exposed, and the Group has no contingent liabilities in relation to its interests in the joint ventures and associates.

The Group has no outstanding capital commitments to joint ventures.

Outstanding balances with joint ventures and associates are shown in note 23 on page 126.

12. INVENTORIES

Inventories are valued at the lower of weighted average cost and net realisable value. Cost comprises direct costs and, where appropriate, a proportion of attributable production overheads. Net realisable value is the estimated selling price less the estimated costs necessary to make the sale.

Inventories	€ million 2018	€ million 2017
Raw materials and consumables	1,365	1,274

Finished goods and goods for resale	2,936	2,688

	4,301	3,962

Inventories with a value of €124 million (2017: €92 million) are carried at net realisable value, this being lower than cost. During 2018 €92 million (2017: €109 million) was charged to the income statement for damaged, obsolete and lost inventories. In 2018 €72 million (2017: €90 million) was utilised or released to the income statement from inventory provisions taken in earlier years.

13. TRADE AND OTHER CURRENT RECEIVABLES

Trade and other current receivables are initially recognised at fair value plus any directly attributable transaction costs. Subsequently these assets are held at amortised cost, using the effective interest method and net of any impairment losses.

We do not consider the fair values of trade and other current receivables to be significantly different from their carrying values. Concentrations of credit risk with respect to trade receivables are limited, due to the Group’s customer base being large and diverse. Our historical experience of collecting receivables, supported by the level of default, is that credit risk is low across territories and so trade receivables are considered to be a single class of financial assets. Impairment for trade receivables are calculated for specific receivables with known or anticipated issues affecting the likelihood of recovery and for balances past due with a probability of default based on historical data as well as relevant forward-looking information.

102	Financial Statements	Annual Report on Form 20-F 2018

13. TRADE AND OTHER CURRENT RECEIVABLES CONTINUED

Trade and other current receivables	€ million 2018	€ million 2017
Due within one year

Trade receivables(a)	4,350	3,439

Prepayments and accrued income	693	452

Other receivables	1,442	1,331

	6,485	5,222

(a)

2018 includes €677 million due from KKR as a result of an arrangement following the sale of the global spreads business (excluding Southern Africa). Unilever will provide services to KKR including IT infrastructure, bookkeeping, payroll, marketing and co-packing for up to two years from completion of the disposal and KKR pays Unilever for materials sourced on its behalf. See also trade payables on page 104.

Included within trade receivables are rebates payable to customers of €3,062 million (2017: €2,766 million). Other receivables comprise financial assets of €299 million (2017: €281 million), and non-financial assets of €1,142 million (2017: €1,050 million). Financial assets include supplier and customer deposits, employee advances and certain derivatives. Non-financial assets mainly consist of reclaimable sales tax.

Ageing of trade receivables	€ million 2018	€ million 2017
Total trade receivables	4,538	3,599

Less impairment provision for trade receivables	(188)	(160)

	4,350	3,439

Of which:

Not overdue	3,440	2,714

Past due less than three months	747	621

Past due more than three months but less than six months	132	95

Past due more than six months but less than one year	74	59

Past due more than one year	145	110

Impairment provision for trade receivables	(188)	(160)

	4,350	3,439

Impairment provision for total trade and other receivables	€ million 2018	€ million 2017
1 January	184	166

Charge to income statement	65	51

Reduction/releases	(29)	(21)

Currency translations	(6)	(12)

31 December	214	184

The total impairment provision includes €188 million (2017: €160 million) for current trade receivables, €13 million (2017: €10 million) for other current receivables and €13 million (2017: €14 million) for non-current trade and other receivables.

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

All deferred consideration is initially recognised at fair value as at the acquisition date, which includes a present value discount. Subsequently, deferred consideration is measured to reflect the unwinding of discount on the liability, with changes recognised in finance cost within the income statement. In the balance sheet it is remeasured to reflect the latest estimate of the achievement of the conditions on which the consideration is based; changes in value other than the discount unwind are recognised as acquisition and disposal-related costs within non-underlying items in the income statement.

We do not consider the fair values of trade payables and other liabilities to be significantly different from their carrying values.

Annual Report on Form 20-F 2018	Financial Statements	103

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

14. TRADE PAYABLES AND OTHER LIABILITIES CONTINUED

Trade payables and other liabilities	€ million 2018	€ million 2017
Current: due within one year

Trade payables(a)	9,121	8,217

Accruals	3,724	3,666

Social security and sundry taxes	498	539

Deferred consideration	14	26

Others	1,100	978

	14,457	13,426

Non-current: due after more than one year

Accruals	121	146

Deferred consideration	173	485

Others	52	69

	346	700

Total trade	14,803	14,126

(a)

2018 includes €311 million due to KKR as a result of an arrangement following the sale of the global spreads business (excluding Southern Africa). Unilever will provide certain services for up to two years from completion of the disposal and pays KKR for amounts collected on its behalf. See also trade receivables on page 103.

Included in others are certain derivatives, withholding tax on dividends and third-party payables related to audit and agency fees.

Deferred Consideration

At 31 December 2018 the total balance of deferred consideration for acquisitions is €187 million (2017: €511 million), of which contingent consideration is €142 million (2017: €445 million). These contingent consideration payments fall due up until 2024 with a maximum possible total payment of €1,082 million. The movement during 2018 is mainly due to release of contingent consideration relating to Blueair which arose from early settlement through cash payment of €122 million and a non-cash credit to operating profit of €277 million.

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

SHARE-BASED COMPENSATION

The Group operates a number of share-based compensation plans involving options and awards of ordinary shares of NV and PLC. Full details of these plans are given in note 4C on pages 92 and 93.

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

FINANCIAL LIABILITIES

Financial liabilities are initially recognised at fair value, less any directly related transaction costs. Certain bonds are designated as being part of a fair value hedge relationship. In these cases, the bonds are carried at amortised cost, adjusted for the fair value of the risk being hedged, with changes in value shown in profit and loss. Other financial liabilities, excluding derivatives, are subsequently carried at amortised cost, with the exception of:

•	Financial liabilities which the group has elected to measure at fair value through profit or loss;
•	Derivative financial liabilities – see note 16 on page 110
The Group’s Treasury activities are designed to:

•	maintain a competitive balance sheet in line with at least A/A2 rating (see below);
•	secure funding at lowest costs for the Group’s operations, M&A activity and external dividend payments (see below);
•	protect the Group’s financial results and position from financial risks (see note 16);
•	maintain market risks within acceptable parameters, while optimising returns (see note 16); and
•	protect the Group’s financial investments, while maximising returns (see note 17).

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

104	Financial Statements	Annual Report on Form 20-F 2018

15. CAPITAL AND FUNDING CONTINUED

Key instruments used by the treasury department are:

•	short-term and long-term borrowings;
•	cash and cash equivalents; and
•	plain vanilla derivatives, including interest rate swaps and foreign exchange contracts.

The Treasury department maintains a list of approved financial instruments. The use of any new instrument must be approved by the Chief Financial Officer. The use of leveraged instruments is not permitted.

Unilever considers the following components of its balance sheet to be managed capital:

•	total equity – retained profit, other reserves, share capital, share premium, non-controlling interests (notes 15A and 15B);
•	short-term debt – current financial liabilities (note 15C); and
•	long-term debt – non-current financial liabilities (note 15C).

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

Our current long-term credit rating is A+/A1 and our short-term credit rating is A1/P1. We aim to maintain a competitive balance sheet which we consider to be the equivalent of a credit rating of at least A/A2 in the long term. This provides us with:

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

15A. SHARE CAPITAL

	Authorised	(a)	Issued, called up and fully paid (b)	Authorised	(a)	Issued, called up and fully paid (b)
	2018		2018	2017		2017
Unilever N.V.	€ million		€ million	€ million		€ million

NV ordinary shares of €0.16 each	480		274	480		274

NV ordinary shares of €428.57 each (shares numbered 1 to 2,400 – Special Shares’)	1		1	1		1

Internal holdings eliminated on consolidation (€428.57 shares)	–		(1)	–		(1)

	481		274	481		274

Unilever PLC			£ million			€ million

PLC ordinary shares of 3 1/9p each			40.8			40.8

PLC deferred stock of £1 each			0.1			0.1

Internal holding eliminated on consolidation (£1 stock)			(0.1)			(0.1)

Cancellation of treasury shares(c)			(3.8)			–

			37.0			40.8

			€ million			€ million
Euro equivalent in millions (at £1.00 = €5.143)(d)			190			210

Unilever Group			€ million			€ million

Ordinary share capital of NV			274			274

Ordinary share capital of PLC			190			210

			464			484

(a)

At 31 December 2018 Unilever N.V. had 3,000,000,000 (2017: 3,000,000,000) authorised ordinary shares. The requirement for a UK company to have an authorised share capital was abolished by the UK Companies Act 2006. In May 2010 Unilever PLC shareholders approved new Articles of Association to reflect this.

(b)

At 31 December 2018 the following quantities of shares were in issue: 1,714,727,700 of NV ordinary shares; 2,400 of NV Special Shares; 1,187,191,284 of PLC ordinary shares and 100,000 of PLC deferred stock. At 31 December 2017, 1,714,727,700 of NV ordinary shares; 2,400 of NV Special Shares; 1,310,156,361 of PLC ordinary shares and 100,000 of PLC deferred stock were in issue.

(c)

At 31 December 2018 122,965,077 of PLC ordinary shares that were repurchased as part of the share buyback programme in 2018 and prior years, were cancelled. And 24,334,848 shares have not been cancelled and are recognised as treasury shares.

(d)	Conversion rate for PLC ordinary shares nominal value to euros is £1 = €5.143 (which is calculated by dividing the nominal value of NV ordinary shares by the nominal value of PLC ordinary shares).

For information on the rights of shareholders of NV and PLC and the operation of the Equalisation Agreement, see the Corporate Governance report on pages 36 to 42.

A nominal dividend of 6% per annum is paid on the deferred stock of PLC.

Annual Report on Form 20-F 2018	Financial Statements	105

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

15B. EQUITY

BASIS OF CONSOLIDATION

Unilever is the majority shareholder of all material subsidiaries and has control in all cases. Information in relation to significant subsidiaries is provided on page 127.

SUBSIDIARIES WITH SIGNIFICANT NON-CONTROLLING INTERESTS

Unilever has one subsidiary company which has a material non-controlling interest, Hindustan Unilever Limited (HUL). Summary financial information in relation to HUL is shown below.

	€ million	€ million
HUL balance sheet as at 31 December	2018	2017
Non-current assets	881	819

Current assets	1,333	1,274

Current liabilities	(1,130)	(1,030)

Non-current liabilities	(190)	(135)

HUL comprehensive income for the year ended 31 December
Turnover	4,527	4,464

Profit after tax	617	595

Total comprehensive income	576	529

HUL cash flow for the year ended 31 December

Net increase/(decrease) in cash and cash-equivalents	14	(71)

HUL non-controlling interest
1 January	(288)	(282)

Share of (profit)/loss for the year ended 31 December	(203)	(195)

Other comprehensive income	(4)	(3)

Dividend paid to the non-controlling interest	183	172

Other changes in equity	–	–

Currency translation	13	20

31 December	(299)	(288)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY: ANALYSIS OF OTHER RESERVES

	€ million	€ million	€ million
	Total	Total	Total
	2018	2017	2016
Fair value reserves	(194)	(189)	(113)

Equity instruments(a)	98	–	–

Cash flow hedges	(292)	(236)	(168)

Available-for-sale financial assets	–	47	55

Currency retranslation of group companies – see following table	(4,764)	(3,927)	(3,034)

Adjustment on translation of PLC’s ordinary capital at 3 1/9p = €0.16	(150)	(164)	(164)

Capital redemption reserve	32	32	32

Book value of treasury shares – see following table	(10,181)	(9,208)	(4,164)

Hedging gains/(losses) transferred to non-financial assets(a)	71	–	–

Other(b)	(100)	(177)	–

	(15,286)	(13,633)	(7,443)

(a)	Classification has changed following adoption of IFRS 9. See note 1 for further details.
(b)	Relates to option on purchase of subsidiary for non-controlling interest and hyperinflation adjustment arising on current year profit translated at closing exchange rate.

Unilever acquired 66,202,168 (2017: 53,003,099) NV ordinary shares and 65,458,433 (2017: 53,359,284) PLC shares through purchases on the stock exchanges during the year, which includes the share buyback programme as explained in note 24. 122,965,077 of PLC ordinary shares were cancelled and the remaining shares were held as treasury shares as a separate component of other reserves.

The total number of treasury shares held at 31 December 2018 was 263,349,111 (2017: 201,538,909) NV shares and 24,334,848 (2017: 84,463,561) PLC shares. Of these, 9,336,215 NV shares and 5,674,214 PLC shares were held in connection with share-based compensation plans (see note 4C on pages 92 to 93).

106	Financial Statements	Annual Report on Form 20-F 2018

15B. EQUITY CONTINUED

	€ million	€ million
Treasury shares – movements during the year	2018	2017
1 January	(9,208)	(4,164)

Repurchase of shares (see note 24)	(6,020)	(5,014)

Cancellation of NV and PLC shares	5,055	–

Other purchases and utilisations	(8)	(30)

31 December	(10,181)	(9,208)

	€ million	€ million
Currency retranslation reserve – movements during the year	2018	2017
1 January	(3,927)	(3,034)

Currency retranslation during the year	(843)	(50)

Movement in net investment hedges and exchange differences in net investments in foreign operations	77	(909)

Recycled to income statement	(71)	66

31 December	(4,764)	(3,927)

STATEMENT OF COMPREHENSIVE INCOME: OTHER COMPREHENSIVE INCOME RECONCILIATION

	€ million	€ million
Fair value gains/(losses) on financial instruments – movement during the year	2018	2017
1 January	(189)	(113)

Equity instruments	51	–

Cash flow hedges	(55)	(68)

Available for sale financial assets	–	(8)

31 December	(193)	(189)

Refer to the consolidated statement of comprehensive income on page 75, the consolidated statement of changes in equity on page 76, and note 6C on page 96.
	€ million	€ million
Remeasurement of defined benefit pension plans net of tax	2018	2017
1 January	(1,171)	(2,453)

Movement during the year	(328)	1,282

31 December	(1,499)	(1,171)

Refer to the consolidated statement of comprehensive income on page 75, the consolidated statement of changes in equity on page 76, note 4B from page 87 to 92 and note 6C on page 96.
	€ million	€ million
Currency retranslation gains/(losses) – movement during the year	2018	2017
1 January	(4,278)	(3,295)

Currency retranslation during the year:

Other reserves	(836)	(903)

Retained profit	(10)	(27)

Non-controlling interest	(15)	(53)

31 December	(5,139)	(4,278)

Annual Report on Form 20-F 2018	Financial Statements	107

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

15C. FINANCIAL LIABILITIES

		€ million	€ million	€ million	€ million	€ million	€ million
		Current	Non- current	Total	Current	Non- current	Total
Financial liabilities(a)	Note	2018	2018	2018	2017	2017	2017
Bank loans and overdrafts(b)		525	289	814	513	479	992

Bonds and other loans		2,422	20,969	23,391	7,181	15,528	22,709

Finance lease creditors	20	13	115	128	11	120	131

Derivatives		126	276	402	86	335	421

Other financial liabilities(c)		149	1	150	177	–	177

		3,235	21,650	24,885	7,968	16,462	24,430

(a)

For the purposes of this note and note 17A, financial assets and liabilities exclude trade and other current receivables and trade payables and other liabilities which are covered in notes 13 and 14 respectively.

(b)	Financial liabilities include €5 million (2017: €1 million) of secured liabilities.
(c)	Includes options and other financial liabilities to acquire non-controlling interests in EAC Myanmar, refer to note 21.

RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

			Non-cash movement
	Opening	Cash	Business	Foreign	Fair	Other	Closing
	balance at	movement	acquisitions/	exchange	value	movements	balance at
	1 January		disposals	changes	changes		31 December
Movements in 2018 and 2017	€ million	€ million	€ million	€ million	€ million	€ million	€ million
2018

Bank loans and overdrafts(a)	(992)	158	(10)	17	–	13	(814)

Bonds and other loans(a)	(22,709)	(135)	–	(543)	–	(4)	(23,391)

Finance lease creditors	(131)	10	–	1	–	(8)	(128)

Derivatives	(421)	–	–	–	19	–	(402)

Other financial liabilities	(177)	51	–	10	(4)	(30)	(150)

Total	(24,430)	84	(10)	(515)	15	(29)	(24,885)

2017

Preference shares	(68)	68	–	–	–	–	–

Bank loans and overdrafts(a)	(1,146)	66	(3)	98	–	(7)	(992)

Bonds and other loans(a)	(15,053)	(9,008)	–	1,346	(2)	8	(22,709)

Finance lease creditors	(143)	14	–	6	–	(8)	(131)

Derivatives	(185)	–	–	–	(236)	–	(421)

Other financial liabilities(a)	–	–	–	–	–	(177)	(177)

Total	(16,595)	(8,860)	(3)	1,450	(238)	(184)	(24,430)

(a)

These cash movements are included within the following lines in the consolidated cash flow statement: net change in short-term liabilities, additional financial liabilities and repayment of financial liabilities. The difference of €2 million (2017: €1 million) represents cash movements in overdrafts that are not included in financing cash flows.

108	Financial Statements	Annual Report on Form 20-F 2018

15C. FINANCIAL LIABILITIES CONTINUED

ANALYSIS OF BONDS AND OTHER LOANS

	€ million	€ million
	Total 2018	Total 2017
Unilever N.V.
Floating Rate Notes 2018 (€)	–	750
1.625% Notes 2033 (€)	791	–
1.750% Bonds 2020 (€)	749	748
0.500% Notes 2022 (€)	746	744
1.375% Notes 2029 (€)	743	742
1.125% Bonds 2027 (€)	696	–
1.125% Bonds 2028 (€)	693	693
0.875% Notes 2025 (€)	647	646
0.500% Bonds 2025 (€)	642	–
1.375% Notes 2030 (€)	642	–
0.375% Notes 2023 (€)	599	598
1.000% Notes 2027 (€)	598	597
1.000% Notes 2023 (€)	497	497
0.000% Notes 2021 (€)	497	496
0.500% Notes 2023 (€)	497	–
0.500% Notes 2024 (€)	494	493
0.000% Notes 2020 (€)	300	299
Commercial paper	–	3,655
Total NV	9,831	10,958
Unilever PLC
1.125% Notes 2022 (£)	386	390
2.000% Notes 2018 (£)(a)	–	283
1.375% Notes 2024 (£)	276	280
1.875% Notes 2029 (£)	274	278
Total PLC	936	1,231
Other group companies
Switzerland
Other	10	6
United States
4.250% Notes 2021 ($)	873	834
5.900% Bonds 2032 ($)	865	826
2.900% Notes 2027 ($)	860	821
2.200% Notes 2022 ($)	738	704
1.800% Notes 2020 ($)	698	666
3.500% Notes 2028 ($)	687	–
4.800% Bonds 2019 ($)	656	627
2.200% Notes 2019 ($)	655	625
2.000% Notes 2026 ($)	602	575
1.375% Notes 2021 ($)	478	456
3.125% Notes 2023 ($)	477	–
2.100% Notes 2020 ($)	436	416
3.000% Notes 2022 ($)	434	–
3.250% Notes 2024 ($)	433	–
3.100% Notes 2025 ($)	432	413
2.600% Notes 2024 ($)	432	413
3.500% Bonds 2028 ($)	431	–
2.750% Bonds 2021 ($)	348	–
3.375% Notes 2025 ($)	302	–
7.250% Bonds 2026 ($)	254	243
6.625% Bonds 2028 ($)	200	190
5.150% Notes 2020 ($)	134	129
5.600% Bonds 2097 ($)	80	76
Commercial paper ($)	1,070	2,421
Other countries	39	79
Total other group companies	12,624	10,520
Total bonds and other loans	23,391	22,709
(a)	Of which €Nil (2017: €2 million) relates to a fair value adjustment following the fair value hedge accounting of a fixed-for-floating interest rate swap.

Information in relation to the derivatives used to hedge bonds and other loans within a fair value hedge relationship is shown in note 16.

Annual Report on Form 20-F 2018	Financial Statements	109

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

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

(II) CASH FLOW HEDGES(a)

Derivatives are also held to hedge the uncertainty in timing or amount of future forecast cash flows. Such derivatives are classified as being part of cash flow hedge relationships. For an effective hedge, gains and losses from changes in the fair value of derivatives are recognised in equity. Cost of hedging, where material and opted for, is recorded in a separate account within equity. Any ineffective elements of the hedge are recognised in the income statement. If the hedged cash flow relates to a non-financial asset, the amount accumulated in equity is subsequently included within the carrying value of that asset. For other cash flow hedges, amounts deferred in equity are taken to the income statement at the same time as the related cash flow.

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

(a)	Applying hedge accounting has not led to material ineffectiveness being recognised in the income statement for both 2018 and 2017.

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

On 31 December 2018 Unilever had undrawn revolving 364-day bilateral credit facilities in aggregate of $7,865 million (2017: $7,865 million) with a 364-day term out. As part of the regular annual process, the intention is that these facilities will again be renewed in 2019.

110	Financial Statements	Annual Report on Form 20-F 2018

16A. MANAGEMENT OF LIQUIDITY RISK CONTINUED

The following table shows Unilever’s contractually agreed undiscounted cash flows, including expected interest payments, which are payable under financial liabilities at the balance sheet date:

		€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
									Net
									carrying
			Due	Due	Due	Due			amount as
		Due	between	between	between	between	Due		shown in
		within	1 and	2 and	3 and	4 and	after		balance
Undiscounted cash flows	Note	1 year	2 years	3 years	4 years	5 years	5 years	Total	sheet
2018

Non-derivative financial liabilities:

Bank loans and overdrafts		(529)	(12)	(1)	(278)	–	–	(820)	(814)

Bonds and other loans		(2,888)	(2,748)	(2,572)	(2,646)	(2,387)	(14,090)	(27,331)	(23,391)

Finance lease creditors	20	(20)	(19)	(18)	(17)	(17)	(96)	(187)	(128)

Other financial liabilities		(149)	(1)	–	–	–	–	(150)	(150)

Trade payables, accruals and other liabilities	14	(13,945)	(140)	(10)	(5)	(4)	(14)	(14,118)	(14,118)

Deferred consideration		(14)	(79)	(70)	(6)	–	(45)	(214)	(187)

		(17,545)	(2,999)	(2,671)	(2,952)	(2,408)	(14,245)	(42,820)	(38,788)

Derivative financial liabilities:

Interest rate derivatives:

Derivative contracts – receipts		67	760	163	788	37	1,406	3,221

Derivative contracts – payments		(23)	(756)	(138)	(797)	(17)	(1,423)	(3,154)

Foreign exchange derivatives:

Derivative contracts – receipts		17,108	–	–	–	–	–	17,108

Derivative contracts – payments		(17,317)	–	–	–	–	–	(17,317)

Commodity derivatives:

Derivative contracts – receipts		–	–	–	–	–	–	–

Derivative contracts – payments		(74)	–	–	–	–	–	(74)

		(239)	4	25	(9)	20	(17)	(216)	(542)

Total		(17,784)	(2,995)	(2,646)	(2,961)	(2,388)	(14,262)	(43,036)	(39,330)

2017

Non-derivative financial liabilities:

Preference shares		–	–	–	–	–	–	–	–

Bank loans and overdrafts		(522)	(221)	(1)	(1)	(260)	–	(1,005)	(992)

Bonds and other loans		(7,558)	(1,577)	(2,546)	(2,026)	(2,058)	(9,953)	(25,718)	(22,709)

Finance lease creditors	20	(20)	(18)	(17)	(16)	(17)	(118)	(206)	(131)

Other financial liabilities		(177)	–	–	–	–	–	(177)	(177)

Trade payables, accruals and other liabilities	14	(12,861)	(215)	–	–	–	–	(13,076)	(13,076)

Deferred consideration		(26)	(36)	(27)	(515)	(3)	(9)	(616)	(511)

		(21,164)	(2,067)	(2,591)	(2,558)	(2,338)	(10,080)	(40,798)	(37,596)

Derivative financial liabilities:

Interest rate derivatives:

Derivative contracts – receipts		349	64	727	51	754	1,380	3,325

Derivative contracts – payments		(319)	(19)	(753)	(19)	(797)	(1,440)	(3,347)

Foreign exchange derivatives:

Derivative contracts – receipts		24,935	–	–	–	–	–	24,935

Derivative contracts – payments		(25,258)	–	–	–	–	–	(25,258)

Commodity derivatives:

Derivative contracts – receipts		–	–	–	–	–	–	–

Derivative contracts – payments		(19)	–	–	–	–	–	(19)

		(312)	45	(26)	32	(43)	(60)	(364)	(534)

Total		(21,476)	(2,022)	(2,617)	(2,526)	(2,381)	(10,140)	(41,162)	(38,130)

Annual Report on Form 20–F 2018	Financial Statements	111

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

16A. MANAGEMENT OF LIQUIDITY RISK CONTINUED

The following table shows cash flows for which cash flow hedge accounting is applied. The derivatives in the cash flow hedge relationships are expected to have an impact on profit and loss in the same periods as the cash flows occur.

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
		Due	Due	Due	Due			Net carrying
	Due	between	between	between	between	Due		amount of
	within	1 and	2 and	3 and	4 and	after		related
	1 year	2 years	3 years	4 years	5 years	5 years	Total	derivatives (a)
2018

Foreign exchange cash inflows	3,426	–	–	–	–	–	3,426	–

Foreign exchange cash outflows	(3,435)	–	–	–	–	–	(3,435)	14

Interest rate swaps cash inflows	103	795	433	1,158	525	1,406	4,420	–

Interest rate swaps cash outflows	(23)	(756)	(347)	(1,147)	(464)	(1,423)	(4,160)	(199)

Commodity contracts cash flows	(74)	–	–	–	–	–	(74)	(74)

2017

Foreign exchange cash inflows	3,510	–	–	–	–	–	3,510	–

Foreign exchange cash outflows	(3,536)	–	–	–	–	–	(3,536)	(8)

Interest rate swaps cash inflows	349	64	727	50	753	1,380	3.323	–

Interest rate swaps cash outflows	(319)	(19)	(753)	(19)	(797)	(1,440)	(3,347)	(351)

Commodity contracts cash flows	(19)	–	–	–	–	–	(19)	(7)

(a)	See note 16C.

16B. MANAGEMENT OF MARKET RISK

Unilever’s size and operations result in it being exposed to the following market risks that arise from its use of financial instruments:

•	commodity price risk;
•	currency risk; and
•	interest rate risk.

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

At 31 December 2018, the Group had hedged its exposure to future commodity purchases with commodity derivatives valued at €580 million (2017: €382 million).

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

A 10% increase in commodity prices as at 31 December 2018 would have led to a €51 million gain on the commodity derivatives in the cash flow hedge reserve (2017: €38 million gain in the cash flow hedge reserve). A decrease of 10% in commodity prices on a full–year basis would have the equal but opposite effect.

(II) CURRENCY RISK

Currency risk on sales, purchases and borrowings

Because of Unilever’s global reach, it is subject to the risk that changes in foreign currency values impact the Group’s sales, purchases and borrowings.

At 31 December 2018, the exposure to the Group from companies holding financial assets and liabilities other than in their functional currency amounted to €105 million (2017: €45 million).

The Group manages currency exposures within prescribed limits, mainly through the use of forward foreign currency exchange contracts.

Operating companies manage foreign exchange exposures within prescribed limits. Local compliance is monitored centrally.

Exchange risks related to the principal amounts of the US$and Swiss franc denominated debt either form part of hedging relationships themselves, or are hedged through forward contracts.

The aim of the Group’s approach to management of currency risk is to leave the Group with no material residual risk. This aim has been achieved in all years presented.

As an estimation of the approximate impact of the residual risk, with respect to financial instruments, the Group has calculated the impact of a 10% change in exchange rates.

Impact on income statement

A 10% strengthening of the euro against key currencies to which the Group is exposed would have led to approximately an additional €11 million gain in the income statement (2017: €5 million gain). A 10% weakening of the euro against these currencies would have led to an equal but opposite effect.

112	Financial Statements	Annual Report on Form 20-F 2018

16B. MANAGEMENT OF MARKET RISK CONTINUED

POTENTIAL IMPACT OF RISK	MANAGEMENT POLICY AND HEDGING STRATEGY	SENSITIVITY TO THE RISK

Currency risk on the Group’s net investments

The Group is also subject to exchange risk in relation to the translation of the net investments of its foreign operations into euros for inclusion in its consolidated financial statements.

These net investments include Group financial loans, which are monetary items that form part of our net investment in foreign operations, of €7.5 billion (2017: €7.3 billion), of which €3.3 billion (2017: €3.4 billion) is denominated in GBP. In accordance with IAS 21, the exchange differences on these financial loans are booked through reserves.

Part of the currency exposure on the Group’s investments is also managed using US$ and Swiss franc net investment hedges with a nominal value of €4.4 billion (2017: €3.9 billion) for US$ and €(1.3) billion (2017: €(1.1) billion) for Swiss francs.

At 31 December 2018, the net exposure of the net investments in foreign currencies amounts to €14.5 billion (2017: €16.2 billion).

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

Impact on equity – trade-related cash flow hedges

A 10% strengthening of the euro against other currencies would have led to €146 million loss (out of which €93 million loss would relate to strengthening against US Dollar) [2017: €210 million (out of which €152 million loss would relate to strengthening against US Dollar)] on hedges used to cover future trade cash flows to which cash flow hedge accounting is applied.

A 10% weakening of the euro against other currencies would have led to an equal but opposite effect.

Impact on equity – net investment hedges

A 10% strengthening of the euro against other currencies would have led to a €312 million (2017: €277 million) loss on the net investment hedges used to manage the currency exposure on the Group’s investments.

A 10% weakening of the euro against other currencies would have led to an equal but opposite effect.

Impact on equity – net investments in group companies

A 10% strengthening of the euro against all other currencies would have led to a €1,455 million negative retranslation effect (2017: €1,619 million negative retranslation effect). A 10% weakening of the euro against those currencies would have led to an equal but opposite effect. In line with accepted hedge accounting treatment and our accounting policy for financial loans, the retranslation differences would be recognised in equity.

(III) INTEREST RATE RISK(a)

The Group is exposed to market interest rate fluctuations on its floating rate debt. Increases in benchmark interest rates could increase the interest cost of our floating-rate debt and increase the cost of future borrowings. The Group’s ability to manage interest costs also has an impact on reported results.

Taking into account the impact of interest rate swaps, at 31 December 2018, interest rates were fixed on approximately 99% of the expected net debt for 2019, and 85% for 2020 (76% for 2018 and 63% for 2019 at 31 December 2017).

For interest management purposes, transactions with a maturity shorter than six months from inception date are not included as fixed interest transactions.

The average interest rate on short-term borrowings in 2018 was 0.9% (2017: 0.9%).

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

Impact on income statement

Assuming that all other variables remain constant, a 1 percentage point increase in floating interest rates on a full-year basis as at 31 December 2018 would have led to an additional €8 million of finance income (2017: €41 million additional finance costs).

A 1 percentage point decrease in floating interest rates on a full-year basis would have an equal but opposite effect.

Impact on equity – cash flow hedges

Assuming that all other variables remain constant, a 1 percentage point increase in interest rates on a full-year basis as at 31 December 2018 would have led to an additional €17 million credit in equity from derivatives in cash flow hedge relationships (2017: €23 million credit).

A 1 percentage point decrease in interest rates on a full-year basis would have led to an additional €19 million debit in equity from derivatives in cash flow hedge relationships (2017: €28 million debit).

(a)	See the weighted average amount of net debt with fixed rate interest shown in the following table.

Annual Report on Form 20-F 2018	Financial Statements	113

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

16B. MANAGEMENT OF MARKET RISK CONTINUED

The following table shows the split in fixed and floating-rate interest exposures, taking into account the impact of interest rate swaps and cross-currency swaps:

	€ million 2018	€ million 2017
Cash and cash equivalents	3,230	3,317

Current other financial assets	874	770

Current financial liabilities	(3,235)	(7,968)

Non-current financial liabilities	(21,650)	(16,462)

Net debt	(20,781)	(20,343)

Of which:

Fixed rate (weighted average amount of fixing for the following year)	(21,586)	(16,216)

16C. DERIVATIVES AND HEDGING

The Group does not use derivative financial instruments for speculative purposes. The uses of derivatives and the related values of derivatives are summarised in the following table. Derivatives used to hedge:

	€ million	€ million		€ million	€ million		€ million	€ million
	Trade and other receivables	Financial assets		Trade payables and other liabilities	Current financial liabilities		Non- current financial liabilities	Total
31 December 2018

Foreign exchange derivatives

Fair value hedges	–	–		–	–		–	–

Cash flow hedges	39	–		(25)	–		–	14

Hedges of net investments in foreign operations	–	58	(a)	–	(21	)(a)	–	37

Hedge accounting not applied	42	67	(a)	(41)	(105	)(a)	–	(37)

Cross-currency Interest rate swaps

Fair value hedges	–	–		–	–		–	–

Cash flow hedges	–	69		–	–		(268)	(199)

Hedge accounting not applied	–	–		–	–		(8)	(8)

Commodity contracts

Cash flow hedges	–	–		(74)	–		–	(74)

Hedge accounting not applied	1	–		–	–		–	1

	82	194		(140)	(126)		(276)	(266)

	Total assets	276		Total liabilities			(542)	(266)

31 December 2017

Foreign exchange derivatives

Fair value hedges	–	–		–	–		–	–

Cash flow hedges	32	–		(40)	–		–	(8)

Hedges of net investments in foreign operations	–	9	(a)	–	(103	)(a)	–	(94)

Hedge accounting not applied	13	73	(a)	(54)	35	(a)	–	67

Cross-currency Interest rate swaps

Fair value hedges	–	2		–	–		–	2

Cash flow hedges	–	2		–	(18)		(335)	(351)

Hedge accounting not applied	–	30		–	–		–	30

Commodity contracts

Cash flow hedges	12	–		(19)	–		–	(7)

Hedge accounting not applied	–	–		–	–		–	–

	57	116		(113)	(86)		(335)	(361)

	Total assets	173		Total liabilities			(534)	(361)

(a)	Swaps that hedge the currency risk on intra-group loans and offset ‘Hedges of net investments in foreign operations’ are included within ‘Hedge accounting not applied’. See below for further details.

114	Financial Statements	Annual Report on Form 20-F 2018

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

(I) FINANCIAL ASSETS

The following financial assets are subject to offsetting, enforceable master netting arrangements and similar agreements.

				Related amounts not set
				off in the balance sheet
	€ million	€ million	€ million	€ million	€ million	€ million
	Gross amounts of recognised	Gross amounts of recognised financial assets set off in the	Net amounts of financial assets presented in the		Cash
As at 31 December 2018	financial assets	balance sheet	balance sheet	Financial instruments	collateral received	Net amount
Derivative financial assets	339	(63)	276	(164)	(10)	102

As at 31 December 2017

Derivative financial assets	276	(103)	173	(108)	(6)	59

(II) FINANCIAL LIABILITIES The following financial liabilities are subject to offsetting, enforceable master netting arrangements and similar agreements.
				Related amounts not set
				off in the balance sheet
	€ million	€ million	€ million	€ million	€ million	€ million
As at 31 December 2018	Gross amounts of recognised financial liabilities	Gross amounts of recognised financial liabilities set off in the balance sheet	Net amounts of financial liabilities presented in the balance sheet	Financial instruments	Cash collateral pledged	Net amount
Derivative financial liabilities	(605)	63	(542)	164	–	(378)

As at 31 December 2017

Derivative financial liabilities	(637)	103	(534)	108	–	(426)

Annual Report on Form 20-F 2018	Financial Statements	115

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

17. INVESTMENT AND RETURN

CASH AND CASH EQUIVALENTS

Cash and cash equivalents in the balance sheet include deposits, investments in money market funds and highly liquid investments. To be classified as cash and cash equivalents, an asset must:

•	be readily convertible into cash;
•	have an insignificant risk of changes in value; and
•	have a maturity period of three months or less at acquisition.

Cash and cash equivalents in the cash flow statement also include bank overdrafts and are recorded at amortised cost.

OTHER FINANCIAL ASSETS

The Group classifies its financial assets into the following measurement categories:

•	those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss), and
•	those to be measured at amortised cost.

This classification depends on our business model for managing the financial asset and the contractual terms of the cash flows.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

All financial assets are either debt instruments or equity instruments. Debt instruments are those that provide the Group with a contractual right to receive cash or another asset. Equity instruments are those where the Group has no contractual right to receive cash or another asset.

Debt instruments

The subsequent measurement of debt instruments depends on the Groups business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories that debt instruments are classified as:

•	amortised cost;
•	financial assets at fair value through other comprehensive income; or
•	financial assets at fair value through profit or loss.

(I) Amortised cost

Assets measured at amortised cost are those which are held to collect cash flows on the repayment of principal or interest. A gain or loss on a debt investment recognised at amortised cost on de-recognition or impairment is recognised in profit or loss. Interest income is recognised within finance income using the effective interest rate method.

(II) Fair value through other comprehensive income

Assets that are held at fair value through other comprehensive income are those that are held to collect cash flows on the repayment of principal and interest or which are held to recognise a capital gain through the sale of the asset. Movements in the carrying amount are recognised in other comprehensive income except for the recognition of impairment, interest income and foreign exchange gains or losses which are recognised in profit or loss. On de-recognition, the cumulative gain or loss recognised in other comprehensive income is reclassified from equity to profit or loss. Interest income is included in finance income using the effective interest rate method.

(III) Fair value through profit or loss

Assets that do not meet the criteria for either amortised cost or fair value through other comprehensive income are measured as fair value through profit or loss. Related transaction costs are expensed as incurred. Unless they form part of a hedging relationship, these assets are held at fair value, with changes being recognised in the income statement. Interest income from these assets is included within finance income.

Equity instruments

The Group subsequently measures all equity instruments at fair value. Where the Group has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains or losses to profit or loss. Dividends from these investments continue to be recognised in profit or loss.

IMPAIRMENT OF FINANCIAL ASSETS

Financial instruments classified as amortised cost and debt instruments classified as fair value through other comprehensive income are assessed for impairment. The Group assesses the probability of default of an asset at initial recognition and then whether there has been a significant increase in credit risk on an ongoing basis.

To assess whether there is a significant increase in credit risk the Group compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition. It considers available reasonable and supportive forwarding-looking information. Macroeconomic information (such as market interest rates or growth rates) is also considered

Financial assets are written off when there is no reasonable expectation of recovery, such as a debtor failing to engage in a repayment plan with the company. Impairment losses on assets classified as amortised cost are recognised in profit or loss. When a later event causes the impairment losses to decrease, the reduction in impairment loss is also recognised in profit or loss. Permanent impairment losses on debt instruments classified as fair value through other comprehensive income are recognised in profit or loss.

116	Financial Statements	Annual Report on Form 20-F 2018

17. INVESTMENT AND RETURN CONTINUED

17A. FINANCIAL ASSETS

The Group’s Treasury function aims to protect the Group’s financial investments, while maximising returns. The fair value of financial assets is the same as the carrying amount for 2018 and 2017. The Group’s cash resources and other financial assets are shown below.

	€ million	€ million	€ million	€ million	€ million	€ million
		Non-			Non-
	Current	current	Total	Current	current	Total
Financial assets(a)	2018	2018	2018	2017	2017	2017
Cash and cash equivalents

Cash at bank and in hand	2,174	–	2,174	1,904	–	1,904

Short-term deposits with maturity of less than three months	1,024	–	1,024	1,333	–	1,333

Other cash equivalents	32	–	32	80	–	80

	3,230	–	3,230	3,317	–	3,317

Other financial assets

Amortised cost(b)	382	247	629	–	–	–

Financial assets at fair value through other comprehensive income(c)	154	175	329	–	–	–

Financial assets at fair value through profit or loss:

Derivatives	194	–	194	116	–	116

Other(d)	144	220	364	137	2	139

Held-to-maturity investments	–	–	–	38	125	163

Loans and receivables	–	–	–	277	186	463

Available-for-sale financial assets	–	–	–	202	362	564

	874	642	1,516	770	675	1,445

Total	4,104	642	4,746	4,087	675	4,762

(a)

For the purposes of this note and note 15C, financial assets and liabilities exclude trade and other current receivables and trade payables and other liabilities which are covered in notes 13 and 14 respectively.

(b)	Current amortised cost assets include short-term deposits with banks with maturities of longer than three months. These are reclassified from loans and receivables under IAS 39, on adoption of IFRS9.
(c)

Current financial assets at fair value through other comprehensive income include Indian government securities. Included within non-current financial assets at fair value through other comprehensive income are equity investments of €148 million. These investments are not held by Unilever for trading purposes and hence the Group has opted to recognise fair value movements through other comprehensive income. These assets are reclassified from available-for-sale financial assets on adoption of IFRS 9. The fair value movement in 2018 of these equity investments was €(9) million.

(d)

Current other financial assets at fair value through profit or loss include A- or higher rated money and capital market instruments. Included within non-current financial assets at fair value through profit or loss are assets in a trust to fund benefit obligations in the US (see also note 4B) of €59 million (2017: €63 million) and investments in a number of companies and financial institutions in Europe, Australia, India and the US.

Other than changes arising on adoption of IFRS 9, there were no significant changes on account of change in business model in classification of financial assets since 31 December 2017.

ADOPTION OF IFRS 9 – IMPACT ON MEASUREMENT OF OTHER FINANCIAL ASSETS

On the date of initial application of IFRS 9, 1 January 2018, financial assets of €207 million previously measured at fair value through equity were reclassified as fair value through profit or loss. Fair value gains or losses on these financial assets were immaterial in 2017 and 2018. Financial assets of €6 million previously measured at fair value through profit or loss were reclassified to amortised cost under IFRS 9.

Cash and cash equivalents and trade receivables, which were classified as loans and other receivables under IAS 39, are classified as amortised cost under IFRS 9.

	€ million	€ million
Cash and cash equivalents reconciliation to the cash flow statement	2018	2017
Cash and cash equivalents per balance sheet	3,230	3,317

Less: bank overdrafts	(140)	(167)

Add: cash and cash equivalents included in assets held for sale	–	19

Cash and cash equivalents per cash flow statement	3,090	3,169

Approximately €0.8 billion (or 26%) of the Group’s cash and cash equivalents are held in the parent and central finance companies, for maximum flexibility. These companies provide loans to our subsidiaries that are also funded through retained earnings and third party borrowings. We maintain access to global debt markets through an infrastructure of short and long-term debt programmes. We make use of plain vanilla derivatives, such as interest rate swaps and foreign exchange contracts, to help mitigate risks. More detail is provided in notes 16, 16A, 16B and 16C on pages 110 to 115.

The remaining €2.4 billion (74%) of the Group’s cash and cash equivalents are held in foreign subsidiaries which repatriate distributable reserves on a regular basis. For most countries, this is done through dividends which are in some cases subject to withholding or distribution tax. This balance includes €154 million (2017: €206 million, 2016: €240 million) of cash that is held in a few countries where we face cross-border foreign exchange controls and/or other legal restrictions that inhibit our ability to make these balances available for general use by the wider business. The cash will generally be invested or held in the relevant country and, given the other capital resources available to the Group, does not significantly affect the ability of the Group to meet its cash obligations.

Annual Report on Form 20-F 2018	Financial Statements	117

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

17. INVESTMENT AND RETURN CONTINUED

17B. CREDIT RISK

Credit risk is the risk of financial loss to the Group if a customer or counter-party fails to meet its contractual obligations. Additional information in relation to credit risk on trade receivables is given in note 13. These risks are generally managed by local controllers. Credit risk related to the use of treasury instruments, including those held at amortised cost and at fair value through other comprehensive income, is managed on a Group basis. This risk arises from transactions with financial institutions involving cash and cash equivalents, deposits and derivative financial instruments. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets. To reduce this risk, Unilever has concentrated its main activities with a limited number of counter-parties which have secure credit ratings. Individual risk limits are set for each counter-party based on financial position, credit rating and past experience. Credit limits and concentration of exposures are actively monitored by the Group’s treasury department. Netting agreements are also put in place with Unilever’s principal counter-parties. In the case of a default, these arrangements would allow Unilever to net assets and liabilities across transactions with that counter-party. To further reduce the Group’s credit exposures on derivative financial instruments, Unilever has collateral agreements with Unilever’s principal counter-parties in relation to derivative financial instruments. Under these arrangements, counter-parties are required to deposit securities and/or cash as a collateral for their obligations in respect of derivative financial instruments. At 31 December 2018 the collateral held by Unilever under such arrangements amounted to €10 million (2017: €6 million), of which €10 million (2017: €6 million] was in cash, and €Nil (2017: €Nil) was in the form of bond securities. The non-cash collateral has not been recognised as an asset in the Group’s balance sheet.

Further details in relation to the Group’s exposure to credit risk are shown in note 13 and note 16A.

18. FINANCIAL INSTRUMENTS FAIR VALUE RISK

The Group is exposed to the risks of changes in fair value of its financial assets and liabilities. The following table summarises the fair values and carrying amounts of financial instruments.

	€ million	€ million	€ million	€ million
Fair values of financial assets and financial liabilities	Fair value 2018	Fair value 2017	Carrying amount 2018	Carrying amount 2017
Financial assets

Cash and cash equivalents	3,230	3,317	3,230	3,317

Held-to-maturity investments(a)	–	163	–	163

Loans and receivables(a)	–	463	–	463

Available-for-sale financial assets(a)	–	564	–	564

Amortised cost(a)	629	–	629	–

Financial assets at fair value through other comprehensive income(a)	329	–	329	–

Financial assets at fair value through profit or loss:

Derivatives	194	116	194	116

Other	364	139	364	139

	4,746	4,762	4,746	4,762

Financial liabilities

Bank loans and overdrafts	(816)	(995)	(814)	(992)

Bonds and other loans	(23,691)	(23,368)	(23,391)	(22,709)

Finance lease creditors	(141)	(147)	(128)	(131)

Derivatives	(402)	(421)	(402)	(421)

Other financial liabilities	(150)	(177)	(150)	(177)

	(25,200)	(25,108)	(24,885)	(24,430)

(a)	Classification has changed following adoption of IFRS 9. See page 117 and note 1 for further details.

The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature.

The instruments that have a fair value that is different from the carrying amount are classified as Level 2 for both 2017 and 2018.

FAIR VALUE HIERARCHY

The fair values shown in notes 15C and 17A have been classified into three categories depending on the inputs used in the valuation technique. The categories used are as follows:

•	Level 1: quoted prices for identical instruments;
•	Level 2: directly or indirectly observable market inputs, other than Level 1 inputs; and
•	Level 3: inputs which are not based on observable market data.

118	Financial Statements	Annual Report on Form 20-F 2018

18. FINANCIAL INSTRUMENTS FAIR VALUE RISK CONTINUED

For assets and liabilities which are carried at fair value, the classification of fair value calculations by category is summarised below:

		€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Notes	Level 1 2018	Level 1 2017	Level 2 2018	Level 2 2017	Level 3 2018	Level 3 2017	Total fair value 2018	Total fair value 2017
Assets at fair value

Financial assets at fair value through other comprehensive income	17A	160	–	5	–	164	–	329	–

Available-for-sale financial assets	17A	–	215	–	7	–	342	–	564

Financial assets at fair value through profit or loss:

Derivatives(a)	16C	–	–	276	173	–	–	276	173

Other	17A	145	137	–	–	219	2	364	139

Liabilities at fair value

Derivatives(b)	16C	–	–	(542)	(534)	–	–	(542)	(534)

Contingent consideration	14	–	–	–	–	(142)	(445)	(142)	(445)

(a)	Includes €82 million (2017: €57 million) derivatives, reported within trade receivables, that hedge trading activities.
(b)	Includes €(140) million (2017: €(113) million) derivatives, reported within trade payables, that hedge trading activities.

Other than changes arising on adoption of IFRS 9, there were no significant changes in classification of fair value of financial assets and financial liabilities since 31 December 2017. There were also no significant movements between the fair value levels since 31 December 2017.

The impact in 2018 income statement due to level 3 instruments is a gain of €272 million (2017: gain of €26 million).

Reconciliation of Level 3 fair value measurements of financial assets and financial liabilities is given below:

Reconciliation of movements in Level 3 valuations	€ million 2018	€ million 2017
1 January	(101)	(106)

Gains and losses recognised in profit and loss	272	26

Gains and losses recognised in other comprehensive income	(9)	2

Purchases and new issues	4	(89)

Sales and settlements	75	(17)

Transfers into Level 3	–	83

31 December	241	(101)

SIGNIFICANT UNOBSERVABLE INPUTS USED IN LEVEL 3 FAIR VALUES

The largest asset valued using Level 3 techniques is an executive Life Insurance of €17 million (2017: €22 million). A change in one or more of the inputs to reasonably possible alternative assumptions would not change the value significantly.

The gains and losses recognised in profit and loss includes a credit from early settlement of contingent consideration for Blueair.

CALCULATION OF FAIR VALUES

The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December 2017.

ASSETS AND LIABILITIES CARRIED AT FAIR VALUE

•	The fair values of quoted investments falling into Level 1 are based on current bid prices.
•

The fair values of unquoted financial assets at fair value through other comprehensive income and at fair value through profit or loss are based on recent trades in liquid markets, observable market rates, discounted cash flow analysis and statistical modelling techniques such as the Monte Carlo simulation. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

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

Annual Report on Form 20-F 2018	Financial Statements	119

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

POLICIES AND PROCESSES USED IN RELATION TO THE CALCULATION OF LEVEL 3 FAIR VALUES

Assets valued using Level 3 valuation techniques are primarily made up of long-term cash receivables and unlisted investments. Valuation techniques used are specific to the circumstances involved. Unlisted investments include €254 million (2017: €195 million) of investments within Unilever Ventures companies.

19. PROVISIONS

Provisions are recognised where a legal or constructive obligation exists at the balance sheet date, as a result of a past event, where the amount of the obligation can be reliably estimated and where the outflow of economic benefit is probable.

				€ million	€ million
Provisions				2018	2017
Due within one year				624	525

Due after one year				697	794

Total provisions				1,321	1,319

	€ million	€ million	€ million	€ million	€ million
Movements during 2018	Restructuring	Legal	Brazil indirect taxes	Other	Total
1 January 2018	352	192	356	419	1,319

Income Statement:

Charges	320	90	26	164	600

Releases	(51)	(10)	(55)	(116)	(232)

Utilisation	(161)	(130)	(10)	(26)	(327)

Reclassification(a)	(7)	16	(85)	76	–

Currency translation	(8)	(15)	(29)	(13)	(39)

31 December 2018	445	143	203	530	1,321

(a)	Includes amounts transferred between classes of provisions.

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

In 2018 the group paid €104 million for legal cases in relation to investigations by national competition authorities, of which €76 million was provided in previous years.

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

120	Financial Statements	Annual Report on Form 20-F 2018

20. COMMITMENTS AND CONTINGENT LIABILITIES CONTINUED

	€ million	€ million	€ million	€ million	€ million	€ million
Long-term finance lease commitments	Future minimum lease payments 2018	Finance Cost 2018	Present value 2018	Future minimum lease payments 2017	Finance cost 2017	Present value 2017
Buildings(a)	174	57	117	195	75	120

Plant and machinery	13	2	11	11	–	11

	187	59	128	206	75	131

The commitments fall due as follows:

Within 1 year	20	7	13	20	9	11

Later than 1 year but not later than 5 years	71	20	51	68	23	45

Later than 5 years	96	32	64	118	43	75

	187	59	128	206	75	131

(a)	All leased land is classified as operating leases.

The table below shows the net book value of property, plant and equipment under a number of finance lease agreements.

	€ million	€ million	€ million
Net book value	Buildings	Plant and equipment	Total
Cost	216	106	322

Accumulated depreciation	(94)	(95)	(189)

31 December 2018	122	11	133

Cost	206	125	331

Accumulated depreciation	(84)	(108)	(192)

31 December 2017	122	17	139

The Group has sublet part of the leased properties under finance leases. Future minimum sublease payments of €26 million (2017: €29 million) are expected to be received.

			€ million	€ million
Long-term operating lease commitments			2018	2017
Land and buildings			1,803	1,885

Plant and machinery			661	569

			2,464	2,454

	€ million	€ million	€ million	€ million
Operating lease and other commitments fall due as follows:	Operating leases 2018	Operating leases 2017	Other commitments 2018	Other commitments 2017
Within 1 year	481	418	1,099	1,274

Later than 1 year but not later than 5 years	1,259	1,250	780	935

Later than 5 years	724	786	31	31

	2,464	2,454	1,910	2,240

The Group has sublet part of the leased properties under operating leases. Future minimum sublease payments of €10 million (2017: €12 million) are expected to be received.

Other commitments principally comprise commitments under contracts to purchase materials and services. They do not include commitments to purchase property, plant and equipment, which are reported in note 10 on pages 100 and 101.

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

Assessing the amount of liabilities that are not probable is highly judgemental. Contingent liabilities are disclosed on the basis of the known maximum exposure. In the case of fiscal matters the known maximum exposure is the amount included on a tax assessment.

Annual Report on Form 20-F 2018	Financial Statements	121

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

20. COMMITMENTS AND CONTINGENT LIABILITIES CONTINUED

A summary of our contingent liabilities is shown in the table below:

	€ million 2018	€ million 2017
Corporate reorganisation – IPI, PIS and COFINS taxes and penalties(a)	2,032	2,092

Inputs for PIS and COFINS taxes	52	16

Goodwill amortisation	177	121

Other tax assessments – approximately 600 cases	916	1,095

Total Brazil Tax	3,177	3,324

Brazil other	67	19

Contingent liabilities outside Brazil	414	324

Total contingent liabilities	3,658	3,667

(a)

During 2004, and in common with many other businesses operating in Brazil, one of our Brazilian subsidiaries received a notice of infringement from the Federal Revenue Service in respect of indirect taxes. The notice alleges that a 2001 reorganisation of our local corporate structure was undertaken without valid business purpose. The 2001 reorganisation was comparable with restructurings done by many companies in Brazil. The original dispute was resolved in the courts in the Group’s favour. However, in 2013 a new assessment was raised in respect of a similar matter. Additionally, during the course of 2014 and again in 2017 and in 2018 other notices of infringement were issued based on the same grounds argued in the previous assessments. The total amount of the tax assessments in respect of this matter is €2,032 million (2017: €2,092 million). The judicial process in Brazil is likely to take a number of years to conclude.

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

Goodwill is measured at the acquisition date as the fair value of consideration transferred, plus non-controlling interests and the fair value of any previously-held equity interests less the net recognised amount (which is generally fair value) of the identifiable assets and liabilities assumed. Goodwill is subject to an annual review for impairment (or more frequently if necessary) in accordance with our accounting policies. Any impairment is charged to the income statement as it arises. Detailed information relating to goodwill is provided in note 9 on pages 97 to 99.

Transaction costs are expensed as incurred, within non-underlying items.

Changes in ownership that do not result in a change of control are accounted for as equity transactions and therefore do not have any impact on goodwill. The difference between consideration and the non-controlling share of net assets acquired is recognised within equity.

2018

In 2018 the Group completed the following business acquisitions and disposals as listed below. In each case 100% of the businesses were acquired unless stated otherwise. Total payment for 2018 acquisitions is €1,294 million (2017: €4,912 million for acquisitions completed during that year). More information related to the 2018 acquisitions is provided on pages 123 and 124.

DEAL COMPLETION DATE	ACQUIRED/DISPOSED BUSINESS
15 January 2018	Acquired the remaining 2% non-controlling interest of Carver Korea bringing the Group’s ownership to 100%.

28 February 2018	Acquired Quala beauty & personal and home care business in Latin America.

2 July 2018	Sold the global Spreads business (excluding Southern Africa) to KKR.

2 July 2018	Sold the Spreads business in Southern Africa to Remgro plus a cash consideration of €306 million in exchange for Remgro’s 25.75% shareholding in Unilever South Africa.

27 September 2018	Acquired Adityaa Milk, an ice cream business in India. The acquisition strengthens Unilever front end distribution reach in India.

1 October 2018	Acquired 75% of Equilibra, the Italian personal care and wellbeing business. The acquisition complements Unilever’s product range through its presence in the ‘natural’ personal care segment.

1 November 2018	Acquired Betty Ice, a leading ice cream business in Romania. The acquisition enriches Unilever product range through local offerings and price tiers.

3 December 2018	Acquired Denny Ice, an ice cream business in Bulgaria to strengthen local product knowledge.

31 December 2018	Acquired Vegetarian Butcher, a vegetarian meat replacement, foods business in the Netherlands. The acquisition fits with Unilever’s strategy to expand its portfolio into plant-based foods responding to the growing trend of vegetarian and vegan meals.

122	Financial Statements	Annual Report on Form 20-F 2018

21. ACQUISITIONS AND DISPOSALS CONTINUED

In addition to the completed deals in the table above:

–

On 3 December 2018 the Group announced that it had signed an agreement to acquire the health food drinks portfolio of GlaxoSmithKline in India and 20 other predominantly Asian markets. The consideration is payable via a combination of cash and shares of Hindustan Unilever Limited and estimated to be approximately €3.3 billion based on the share price of Hindustan Unilever Limited and exchange rates at the time of the agreement. The transaction is expected to complete in Q4 2019. In 2018 the health food drinks portfolio of GlaxoSmithKline delivered turnover of around €550 million primarily from products under the Horlicks and Boost brands.

–

On 27 January 2019 the Group completed the acquisition of The Laundress, a premium eco-friendly laundry care business in the US. The acquisition expands Unilever’s portfolio into the home care premium market and fits with Unilever’s Sustainable Living Plan.

–	On 5 February 2019 the Group completed the acquisition of Graze, a healthy snacking business in the UK. The acquisition accelerates Unilever’s presence in the healthy snacking and out of home markets.
–	On 1 March 2019 the Group completed the sale of its Alsa baking and dessert business to Dr. Oetker.

EFFECT ON CONSOLIDATED INCOME STATEMENT

The acquisition deals completed in 2018 have contributed €253 million to Group revenue and €55 million to Group operating profit since the relevant acquisition dates.

If the acquisition deals completed in 2018 had all taken place at the beginning of the year, Group revenue would have been €51,140 million and Group operating profit would have been €12,551 million.

2017

In 2017 the Group completed the following business acquisitions and disposals listed below. For the businesses acquired, the acquisition accounting has been finalised and subsequent changes to the provisional numbers published last year were immaterial.

DEAL COMPLETION DATE	ACQUIRED/DISPOSED BUSINESS
1 February 2017	Acquired Living Proof, an innovative premium hair care business, using patented technology and breakthrough science. Living Proof forms part of our prestige Personal Care business.

28 March 2017	Sold the AdeS soy beverage business in Latin America to Coca-Cola FEMSA and The Coca-Cola Company.

1 May 2017	Acquired Kensington’s, a condiment maker. Kensington’s is a mission-driven company with a leading brand sold in the organic and naturals marketplace.

1 August 2017	Acquired 60% of EAC Myanmar, a home care business to form Unilever EAC Myanmar Company Limited.

1 August 2017	Acquired Hourglass, a luxury colour cosmetics business, known for innovation and exceptional product. Hourglass forms part of our prestige Personal Care business.

7 September 2017	Acquired Pukka Herbs, an organic herbal tea business, that enhances our presence in the Naturals segment of Refreshment.

9 September 2017	Acquired Weis, an ice cream business. Weis is a second-generation Australian ice cream and frozen dessert manufacturer with the original iconic Fruito Bar and aims to increase our market position in Refreshment.

1 November 2017	Acquired 98% of Carver Korea, a leading skincare business in North Asia from Bain Capital Private Equity and Goldman Sachs. The brands acquired provide Unilever a presence in South Korea. Further details are provided below.

1 December 2017	Acquired Mãe Terra, a Brazilian naturals and organic food business. Mãe Terra is a fast-growing and well- loved brand in Brazil and adds to the Foods business by providing health-conscious consumers with organic and nutritious food products.

11 December 2017	Acquired TAZO, the leading brand in the speciality tea category, which enhances our presence in the Black, Green and Herbal tea segments of Refreshment.

18 December 2017	Acquired Sundial Brands, a leading haircare and skincare company recognised for its innovative use of high-quality and culturally authentic ingredients.

31 December 2017	Acquired Schmidt’s Naturals, a personal care company. Schmidt’s Naturals is a strong, innovative brand in the fast-growing naturals category, that will complement our existing portfolio of US deodorants.

EFFECT ON CONSOLIDATED BALANCE SHEET

ACQUISITIONS

The following table sets out the effect of the acquisitions in 2018, 2017 and 2016 on the consolidated balance sheet. The fair values currently used for opening balances of all acquisitions made in 2018 are provisional, with the exception of Quala, whose opening balance sheet was finalised within 2018. Balances remain provisional due to missing relevant information about facts and circumstances that existed as of the acquisition date and where valuation work is still ongoing, notably for acquisitions which completed in the second half of 2018.

Annual Report on Form 20-F 2018	Financial Statements	123

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

21. ACQUISITIONS AND DISPOSALS CONTINUED

Detailed information relating to goodwill is provided in note 9 on pages 97 to 99. The value of goodwill which is expected to be tax deductible is €5 million.

	€ million	€ million	€ million
	2018	2017	2016
Net assets acquired	815	2,423	929

Non-controlling interest	(17)	(50)	–

Goodwill	496	2,539	1,140

Total payment for acquisition	1,294	4,912	2,069

Exchange rate gain/(loss) on cash flow hedge	(100)	51	14

Total consideration	1,194	4,963	2,083

In 2018 the net assets acquired and total payment for acquisition consist of:
€ million 2018
Intangible assets	859

Other non-current assets	45

Trade and other receivables	25

Other current assets	45

Non-current liabilities	(134)

Current liabilities	(25)

Net assets acquired	815

Non-controlling interest	(17)

Goodwill	496

Exchange rate gain/(loss) on cash flow hedges(a)	(100)

Cash consideration	1,172

Deferred consideration	22

Total consideration	1,194
(a)	Exchange rate gain/(loss) on the cash flow hedge in relation to the acquisition of Quala.

No contingent liabilities were acquired in the acquisitions described above. In 2018 a credit to acquisition and disposal related costs of €277 million was recognised as a result of the early settlement of the contingent consideration for Blueair. This credit more than offset an impairment charge of €208 million related to a Blueair intangible asset.

Goodwill represents the future value which the Group believes it will obtain through operational synergies and the application of acquired company ideas to existing Unilever channels and businesses.

DISPOSALS

The following table sets out the effect of the disposals in 2018, 2017 and 2016 on the consolidated balance sheet. The results of disposed businesses are included in the consolidated financial statements up to their date of disposal.

	€ million	€ million	€ million
	2018	2017	2016
Goodwill and intangible assets	2,510	71	85

Other non-current assets	666	92	29

Current assets	261	10	5

Trade creditors and other payables	(107)	(8)	–

Net assets sold	3,330	165	119

(Gain)/loss on recycling of currency retranslation on disposal	(71)	66	–

Profit/(loss) on sale attributable to Unilever	4,331	332	(95)

Consideration	7,590	563	24

Cash	7,135	560	16

Cash balances of businesses sold	321	–	8

Non-cash items and deferred consideration	134	3	–

	7,590	563	24

On 2 July 2018 Unilever sold the global Spreads business (excluding Southern Africa) to KKR for €7,144 million cash consideration and the Southern Africa Spreads business to Remgro for a non-cash consideration of €446 million. The intangible assets sold include brands such as Becel, Flora, Country Crock, Blue Brand, I Can’t Believe It’s Not Butter, Rama, and Pro-Activ. Goodwill of €2,429 million was allocated from the Foods CGUs. Manufacturing assets in 28 countries were disposed. Profit on these disposals was €4,331 million, recognised as a non-underlying item (see note 3).

124	Financial Statements	Annual Report on Form 20-F 2018

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

	€ million	€ million
	2018 Total	2017 Total

Property, plant and equipment held for sale	4	30

Disposal groups held for sale(a)(b)

Non-current assets

Goodwill and intangibles	82	2,311

Property, plant and equipment	19	552

Deferred tax assets	–	145

Other non-current assets	–	1

	101	3,009

Current assets

Inventories	8	130

Trade and other receivables	2	18

Current tax assets	–	13

Cash and cash equivalents	–	19

Other	4	5

	14	185

Assets held for sale	119	3,224

Current liabilities

Trade payables and other current liabilities	5	106

Current tax liabilities	–	11

Provisions	–	1

	5	118

Non-current liabilities

Pensions and post-retirement healthcare liabilities	2	9

Provisions	–	1

Financial liabilities	1	–

Deferred tax liabilities	3	42

	6	52

Liabilities held for sale	11	170

(a)	In 2018, disposal groups held for sale consists of assets mainly relating to Alsa baking and dessert business.
(b)	In 2017, disposal groups held for sale were primarily related to the Spreads business which was disposed during the year.

Annual Report on Form 20-F 2018	Financial Statements	125

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

23. RELATED PARTY TRANSACTIONS

A related party is a person or entity that is related to the Group. These include both people and entities that have, or are subject to, the influence or control of the Group.

The following related party balances existed with associate or joint venture businesses at 31 December:

Related party balances	€ million 2018	€ million 2017
Trading and other balances due from joint ventures	121	124

Trading and other balances due from/(to) associates	–	–
JOINT VENTURES

Sales by Unilever group companies to Unilever FIMA, LDA (formerly known as Unilever Jerónimo Martins) and Pepsi Lipton joint ventures were €107 million and €65 million in 2018 (2017: €117 million and €65 million) respectively. Sales from Unilever FIMA, LDA and from Pepsi Lipton joint ventures to Unilever group companies were €83 million and €51 million in 2018 (2017: €68 million and €65 million) respectively. Royalties and service fee paid by Unilever FIMA LDA to Unilever group companies were €16 million (2017: €17 million). Balances owed by/(to) Unilever FIMA, LDA and Pepsi Lipton joint ventures at 31 December 2018 were €127 million and €(6) million (2017: €130 million and €(6) million) respectively.

ASSOCIATES

Langholm Capital Partners invests in private European companies with above-average longer-term growth prospects.

Langholm Capital II was launched in 2009. Unilever has invested €62 million in Langholm II, with an outstanding commitment at the end of 2018 of €13 million (2017: €17 million). During 2018, Unilever received €0.3 million (2017: €10 million) from its investment in Langholm Capital II.

24. SHARE BUYBACK

During 2018 the group repurchased 62,202,168 Unilever N.V. ordinary shares (2017: 50,250,099) and 63,236,433 Unilever PLC ordinary shares (2017: 51,692,284). Consideration paid for the repurchase of these shares including transaction costs was €6,020 million (2017: €5,014 million) which was initially recorded in other reserves.

25. REMUNERATION OF AUDITORS

This note includes all amounts paid to the Group’s auditors, whether in relation to their audit of the Group or otherwise. During the year the Group (including its subsidiaries) obtained the following services from the Group auditors and its associates:

	€ million 2018		€ million 2017		€ million 2016
Fees payable to the Group’s auditors for the audit of the consolidated and parent company accounts of Unilever N.V. and Unilever PLC(a)	6		4		4

Fees payable to the Group’s auditors for the audit of accounts of subsidiaries of Unilever N.V. and Unilever PLC pursuant to legislation(b)	10		10		10

Total statutory audit fees(c)	16		14		14

Audit-related assurance services	–	(d)	–	(d)	–	(d)

Other taxation advisory services	–	(d)	–	(d)	–	(d)

Services relating to corporate finance transactions	–		–		–

Other assurance services	5	(e)	5	(e)	–	(d)

All other non-audit services	–	(d)	–	(d)	–	(d)

(a)	Of which €1 million was payable to KPMG Accountants N.V. (2017: €1 million; 2016: €1 million) and €5 million was payable to KPMG LLP (2017: €4 million; 2016: €3 million).
(b)

Comprises fees payable to the KPMG network of independent member firms affiliated with KPMG International Cooperative for audit work on statutory financial statements and Group reporting returns of subsidiary companies.

(c)

Amount payable to KPMG in respect of services supplied to associated pension schemes was less than €1 million individually and in aggregate (2017: less than €1 million individually and in aggregate; 2016: less than €1 million individually and in aggregate).

(d)	Amounts paid in relation to each type of service are individually less than €1 million. In aggregate the fees paid were less than €1 million (2017: €1 million; 2016: €1 million).
(e)	2018 includes €4 million (2017: €5 million) for audits and reviews of carve-out financial statements of the Spreads business and €1 million (2017: €Nil) for assurance work on Simplification.

126	Financial Statements	Annual Report on Form 20-F 2018

26. EVENTS AFTER THE BALANCE SHEET DATE

Where events occurring after the balance sheet date provide evidence of conditions that existed at the end of the reporting period, the impact of these events is adjusted within the financial statements. Otherwise, events after the balance sheet date of a material size or nature are disclosed below.

On 31 January 2019 Unilever announced a quarterly dividend with the 2018 fourth quarter results of €0.3872 per NV ordinary share and £0.3361 per PLC ordinary share.

27. SIGNIFICANT SUBSIDIARIES

The following represents the significant subsidiaries of the Group as 31 December 2018, that principally affect the turnover, profit, and net assets of the Group. The percentage of share capital is shown below represents the aggregate percentage of equity capital directly or indirectly held by NV or PLC in the company. The companies are incorporated and principally operated in the countries under which they are shown except where stated otherwise.

Country	Name of company	NV %	PLC %
Argentina	Unilever de Argentina S.A.	64.55	35.45
Australia	Unilever Australia Limited	–	100
Brazil	Unilever Brasil Ltda.	64.55	35.45
Canada	Unilever Canada Inc.	64.55	35.45
China	Walls (China) Co. Ltd.	100.00	–
China	Unilever Services (Hefei) Co Ltd	100.00	–
England and Wales	Unilever UK & CN Holdings Limited	–	100
England and Wales	Unilever U.K. Holdings Limited	–	100
England and Wales	Unilever UK Limited	5.61	94.39
France	Unilever France S.A.S	64.54	35.45
Germany	Maizena Grundstücksverwaltung GmbH & Co. OHG	63.61	36.39
Germany	Pfanni GmbH & Co. OHG Stavenhagen	64.55	35.45
Germany	Unilever Deutschland GmbH	64.55	35.45
Germany	Unilever Deutschland Holding GmbH	64.55	35.45
Germany	Unilever Deutschland Produktions GmbH & Co. OHG	64.55	35.45
India	Hindustan Unilever Limited	–	67.19
Indonesia	PT Unilever Indonesia, Tbk.	54.86	30.13
Italy	Unilever Italia Mkt Operations S.R.L	100.00	–
Japan	Unilever Japan Customer Marketing K.K.	100.00	–
Mexico	Unilever de Mexico, S. de R.I. de C.V.	64.55	35.45
Netherlands	Mixhold B.V.	64.55	35.45
Netherlands	Unilever Finance International B.V.	100.00	–
Netherlands	Unilever Nederland B.V.	100.00	–
Netherlands	UNUS Holding B.V.	55.40	44.60
Pakistan	Unilever Pakistan Limited	–	99.23
Philippines	Unilever Philippines, Inc.	64.55	35.45
Poland	Unilever Polska Sp. z o.o.	–	100.00
Russia	OOO Unilever Rus	11.89	88.11
Singapore	Unilever Asia Private Limited	100.00	–
South Africa	Unilever South Africa (Pty) Limited	8.98	91.02
Spain	Unilever Espana S.A.	100.00	–
Switzerland	Unilever ASCC AG	100.00	–
Switzerland	Unilever Finance International AG	100.00	–
Switzerland	Unilever Supply Chain Company AG	100.00	–
Thailand	Unilever Thai Trading Limited	64.55	35.45
Turkey	Unilever Sanayi ve Ticaret Turk A.S	64.54	35.44
USA	Conopco, Inc.	55.40	44.60
USA	Unilever Capital Corporation	55.40	44.60
USA	Unilever United States, Inc.	55.40	44.60
Vietnam	Unilever Vietnam International Company Limited	100.00	–

Due to the inclusion of certain partnerships in the consolidated group financial statements of Unilever, para 264(b) of the German trade law grants an exemption from the duty to prepare individual statutory financial statements and management reports in accordance with the requirements for limited liability companies and to have these audited and published.

Annual Report on Form 20-F 2018	Financial Statements	127

THIS PAGE INTENTIONALLY

LEFT BLANK

128	Financial Statements	Annual Report on Form 20-F 2018

THIS PAGE INTENTIONALLY

LEFT BLANK

Annual Report on Form 20-F 2018	Financial Statements	129

THIS PAGE INTENTIONALLY

LEFT BLANK

130	Financial Statements	Annual Report on Form 20-F 2018

THIS PAGE INTENTIONALLY

LEFT BLANK

Annual Report on Form 20-F 2018	Financial Statements	131

THIS PAGE INTENTIONALLY

LEFT BLANK

132	Financial Statements	Annual Report on Form 20-F 2018

THIS PAGE INTENTIONALLY

LEFT BLANK

Annual Report on Form 20-F 2018	Financial Statements	133

THIS PAGE INTENTIONALLY

LEFT BLANK

134	Financial Statements	Annual Report on Form 20-F 2018

THIS PAGE INTENTIONALLY

LEFT BLANK

Annual Report on Form 20-F 2018	Financial Statements	135

THIS PAGE INTENTIONALLY

LEFT BLANK

136	Financial Statements	Annual Report on Form 20-F 2018

THIS PAGE INTENTIONALLY

LEFT BLANK

Annual Report on Form 20-F 2018	Financial Statements	137

GROUP COMPANIES

AS AT 31 DECEMBER 2018

In accordance with Articles 2:379 and 2:414 of the Dutch Civil Code and Section 409 of the Companies Act 2006 a list of subsidiaries, partnerships, associates, and joint ventures as at 31 December 2018 is set out below. All subsidiary undertakings are subsidiary undertakings of their immediate parent undertaking(s) pursuant to section 1162 (2) (a) of the Companies Act 2006 unless otherwise indicated – see the notes on page 145. All subsidiary undertakings not included in the consolidation are not included because they are not material for such purposes. All associated undertakings are included in the Unilever Group’s financial statements using the equity method of accounting unless otherwise indicated – see the notes on page 145. See page 127 of the Annual Report and Accounts for a list of the significant subsidiaries.

Companies are listed by country and under their registered office address. The aggregate percentage of capital held by the Unilever Group is shown after the subsidiary company name, except where it is 100%. If the Nominal Value field is blank, then the Share Class Note will identify the type of interest held in the entity.

SUBSIDIARY UNDERTAKINGS INCLUDED IN THE CONSOLIDATION

Name of Undertaking	% holding as between NV /PLC	Nominal Value	Share Class Note
Algeria – Zone Industrielle Hassi Ameur Oran 31000
Unilever Algérie SPA (72.50)	72.50/0	DZD1,000.00	1
Argentina – Tucumán 1, Piso 4°, Cdad. de Buenos Aires
Arisco S.A.	64.55/35.45	ARA1.00	1
Unilever De Argentina S.A.	64.55/35.45	ARA1.00	1
S.A.G.R.A. S.A. (98)	63.26/34.74	ARA1.00	1
Argentina – Mendoza km 7/8 – Pocitos, San Juan
Helket S.A.	64.55/35.45	ARA1.00	1
Australia – Level 17, 2-26 Park Street, Sydney, NSW 2000
Ben & Jerry’s Franchising Australia Limited	0/100	AUD1.00	1
Tea Too Pty Limited	0/100	AUD1.00	1
TIGI Australia Pty Limited	0/100	AUD1.00	2
	0/100	AUD1.00	3
Unilever Australia (Holdings) Pty Limited	0/100	AUD1.00	1
Unilever Australia Group Partnership	0/100		4
Unilever Australia Group Pty Limited	0/100	AUD2.00	1
	0/100	AUD1.00	2
	0/100	AUD1.00	3
Unilever Australia Limited	0/100	AUD1.00	1
Unilever Australia Supply Services Limited	0/100	AUD1.00	1
Unilever Australia Trading Limited	0/100	AUD1.00	1
Australia – 111 Chandos Street, Crows Nest, NSW 2065
Dermalogica Holdings Pty Limited	0/100	AUD1.00	1
Dermalogica Pty Limited	0/100	AUD2.00	1
Australia – DLA Piper - Australia. Level 22, No. 1 Martin Place, Sydney NSW 2000
Dollar Shave Club Australia Pty Limited	55.40/44.60	AUD1.00	1
Austria -Stella-Klein-Löw Weg 13, 1023 Wien
Delico Handels GmbH	100/0	EUR36,337.00	1
Kuner Nahrungsmittel GmbH	100/0	EUR36,336.00	1
TIGI Handels GmbH	100/0	EUR36,336.00	1
ULPC Handels GmbH	100/0	EUR218,019.00	1
Unilever Austria GmbH	100/0	EUR10,000,000.00	1
Bangladesh – 51 Kalurghat Heavy Industrial Area, Kalurghat, Chittagong
Unilever Bangladesh Limited (60.75)	0/60.75	BDT100.00	1
Belgium – Rond-Point Schuman, 6 Box 5, 1040 Ettebeek
Intuiskin SPRL	100/0	EUR185.50	1
Belgium – Humaniteitslaan 292, 1190 Brussels
Unilever Belgium NV/SA	100/0	No Par Value	1
Unilever Belgium Services SA/NV	100/0	No Par Value	1
Unilever Lipton Tea NV/SA	100/0	No Par Value	1
Bolivia – Av. Blanco Galindo Km. 10.4 Cochabamba
Unilever Andina Bolivia S.A.	100/0	BOB10.00	1
Brazil – Rua Caio Prado, 267 – Room 13, São Paulo/SP
Alberto-Culver do Brasil Cosmeticos Limitada	55.40/44.60	BRL1.00	5
Brazil – Rua Oscar Freire, n. 957, mezanino, room 1, Cerqueira Cesar, Zip Code 01426-003, São Paulo/SP
Euphoria Ice Cream Comercio de Alimentos Limitada	64.55/35.45	BRL1.00	5
Brazil – Rod. BR 101-Norte, s/n, km. 43,6 – Room 4, Igarassu /PE
Cicanorte Industria de Conservas Alimenticas S.A.	64.55/35.45	BRL2.80	1
Brazil – Av. das Nações Unidas, n. 14.261, 8th floor, qd 10, Wing B, Vila Gertrudes, ZIP Code 04794-000 – São Paulo/SP
RGG – Comércio E Representações	64.55/35.45	BRL1.00	5
De Produtos De Higiene Pessoal Limitada
Brazil – Rua Pedroso Alvarenga, 1046, Suit 146, Itaim Bibi, Sao Paulo
Sorvete Escola Comercio de Alimentos Limitada	64.55/35.45	BRL1.00	5
Brazil – Av. Dr. Cardoso de Melo, nº 1855, Room A, Suite 152, 15th floor, Vila Olímpia, São Paulo/SP CEP 04548-005.
E-UB Comércio Ltda	64.55/35.45	BRL1.00	5
Brazil – Av. das Nações Unidas, n. 14.261, 8th floor, qd 7, Wing B, Vila Gertrudes, ZIP Code 04794-000 – São Paulo/SP
UBA 2 – Comércio e Representação de
Alimentos Limitada	64.55/35.45	BRL1.00	5
Brazil – Av. das Nações Unidas, n. 14.261, 8th floor, qd 8, Wing B, Vila Gertrudes, ZIP Code 04794-000 – São Paulo/SP

Name of Undertaking	% holding as between NV /PLC	Nominal Value	Share Class Note
UBI 2 – Comercio de Alimentos Limitada	64.55/35.45	BRL1.00	5
Brazil – Av. das Nações Unidas, n. 14.261, 8th floor, qd 9, Wing B, Vila Gertrudes, ZIP Code 04794-000 – São Paulo/SP
UBI 4 – Comércio de Alimentos Limitada	64.55/35.45	BRL1.00	5
Brazil – Rod. BR 232, s/n, km. 13 – Jaboatão dos Guararapes/PE
Unilever Brasil Gelados do Nordeste S.A.	64.55/35.45	No Par Value	2
	64.55/35.45	No Par Value	3
Brazil – Av. das Nações Unidas, n. 14.261, 7th floor, Wing B, Vila Gertrudes, Zip Code 04794- 000, São Paulo/SP
Unilever Brasil Gelados Limitada	64.55/35.45	BRL1.00	5
Brazil – Av. das Nações Unidas, n. 14.261, 3rd to 6th and 8th to 10th floors, Wing B Vila Gertrudes, Zip Code 04794-000, São Paulo/SP
Unilever Brasil Limitada	64.55/35.45	BRL1.00	5
Brazil – Av. das Nações Unidas, n. 14.261, 3rd floor, Wing A, Vila Gertrudes, ZIP Code 04794- 000, São Paulo/SP
Unilever Brasil Industrial Limitada	64.55/35.45	BRL1.00	5
Brazil – Rua Hungria, n. 1400, 5th floor, room 5C, Jardim Europa, Zip Code 03178-200 São Paulo/SP
UP1 Alimentos Limitada (50) (In Liquidation)	32.28/17.72	BRL1.00	5
Brazil – Av. Marechal Floriano, 19 – Room 1001 Part – Rio de Janeiro/RJ
Veritas do Brazil Limitada (99)	63.90/35.10	BRL1.00	5
Brazil – Rua Sabiá, 45, Jardim Marieta, Osasco/SP
SOLO ATS Participações do Brasil S.A	64.55/35.45	No Par Value	1
Mãe Terra Produtos Naturais Ltda.	64.55/35.45	BRL1.00	5
British Virgin Islands – Pasea Estate, Road Town, Tortola
Aromatel Brands Inc.	100/0	USD1.00	1
Aromatel South Inc.	100/0	USD1.00	1
Ego Brands Inc.	100/0	USD1.00	1
Ego South Inc.	100/0	USD1.00	1
Savital Brands Inc.	100/0	USD1.00	1
Savital South Inc.	100/0	USD1.00	1
Fortident Brands Inc.	100/0	USD1.00	1
Fortident South Inc.	100/0	USD1.00	1
Bulgaria -City of Sofia, Borough Mladost, 1, Business Park, Building 3, Floor 1
Unilever Bulgaria EOOD	100/0	BGN1,000.00	1
Cambodia – No. 443A Street 105, Sangkat Boeung Pralit, Khan 7 Makara Phnom Penh Capital
Unilever (Cambodia) Limited	100/0	KHR20,000.00	1
Canada – 3081, 3rd Avenue, Whitehorse, Yukon Territory, Y1A 4Z7
Dermalogica Canada Limited	0/100	No Par Value	6
Canada – P.O. Box 49130, 2900 – 595 Burrard Street, Vancouver BC V7X 1J5
Dollar Shave Club Canada, Inc	55.40/44.60	CAD0.01	7
Canada -195 Belfield Road, Rexdale, Toronto, Ontario M9W 1G9
Rexdale Property Inc.	55.40/44.60	No Par Value	7
Canada -800-885 West Georgia Street, Vancouver BC V6C 3H1
Seventh Generation Family & Home ULC	55.40/44.60	No Par Value	7
Canada – 1000 rue de la Gauchetière Ouest, Bureau 2500, Montreal H3B 0A2
4012208 Canada Inc.	64.55/35.45	No Par Value	7
Canada – 160 Bloor Street East, Suite 1400, Toronto ON M4W 3R2
Unilever Canada Inc.	64.55/35.45	No Par Value	8
	64.55/35.45	No Par Value	9
	0/100	No Par Value	10
	64.55/35.45	No Par Value	11
	64.55/35.45	No Par Value	12
Canada – Lawson Lundell LLP, 925 W Georgia St, Vancouver, BC V6C 3L2
Hourglass Cosmetics Canada Limited	55.40/44.60	No Par Value	7
Chile- Av. Carrascal N°3351, Quinta Normal, Santiago
Unilever Chile Limitada	64.55/35.45		13
Unilever Chile SCC Limitada	64.55/35.45		13
China – 10th floor No.398, North Cao Xi Road, Xuhui District, Shanghai
Blueair Shanghai Sales Co. Limited	100/0	CNY1.00	1
China – 1st Floor, No. 78 Binhai 2nd Road, Hangzhou Bay, New District, Ningbo City, Zhejiang Province
Ningbo Hengjing Inspection Technology Co., Ltd
(67.71)	67.71/0	CNY1.00	1
China – 358, Ci Yi Road, Hangzhou Bay New Zone

138	Group Companies	Annual Report on Form 20-F 2018

Name of Undertaking	% holding as between NV /PLC	Nominal Value	Share Class Note
Ningbo Qinyuan Water Equipment Co. Limited (67.71)	67.71/0	CNY1.00	1
China – Seaside Avenue, Cixi Econimce and Technical Development Zone (Hangzhou Bay New Zone)
Qinyuan Group Co. Limited (67.71)	67.71/0	CNY1.00	1
China – Room 23, Hall 5, No. 38, Lane 168, Xing Fu Li Road, Fenjing Town, Jinsham District, Shanghai 201100
Shanghai Qinyuan Environment Protection Technology Co. Limited (67.71)	67.71/0	CNY1.00	1
China – No.33 North Fuquan Road, Shanghai, 200335
Unilever (China) Investing Company Limited	100/0	USD1.00	1
China -88 Jinxiu Avenue, Hefei Economic and Technology Development Zone, Hefei, 230601
Unilever (China) Limited	100/0	USD1.00	1
Unilever Services (Hefei) Co. Limited	100/0	CNY1.00	1
China – No. 225 Jingyi Road, Tianjin Airport Economic Area, Tianjin
Unilever (Tianjin) Company Limited	100/0	USD1.00	1
China – 1068 Ting Wei Road, Jinshanzui Industrial Region, Jinshan District, Shanghai
Unilever Foods (China) Co. Limited	100/0	USD1.00	1
China – No. 1 Unilever Avenue, Pengshan Country, Sichuan Province 610016
Unilever (Sichuan) Company Limited	100/0	USD1.00	1
China – No.16 Wanyuan Road, Beijing E&T Development, Beijing 100076
Walls (China) Co. Limited	100/0	USD1.00	1
China – 358, Ci Yi Road, Hangzhou Bay New Zone
Zhejiang Qinyuan Water Treatment Technology Co. Limited (67.71)	67.71/0	CNY1.00	1
China – Unit 1A, Building B5, Zhaoshangju Guangming Science and Technology Park, Guanguang Road, Guangming New District, Shenzhen City
Blueair Technology (Shenzen) Co. Limited	100/0	USD 1.00	1
China – Room 326, Xinmao Building, No.2 South Tainana Road, Shanghai Free Trade Zone
Unilever Trading (Shanghai) Co. Ltd	100/0	RMB2,000,000	1
China – Seaside Avenue, Cixi Economic and Technological Development Zone (Hangzhou Bay New Zone)
Ningbo Hengjing Inspection Technology Co. Ltd	100/0	CNY 1.00	1
China – Floor 1, Building 2, No.33 North Fuquan Road, Shanghai, 200335
Shanghai CarverKorea Limited	0/100	USD1.00	1
Colombia – Av. El Dorado, No. 69B-45. Bogota Corporate Center Piso 7, Bogotá
Unilever Colombia SCC S.A.S.	100/0	COP100.00	1
Unilever Andina Colombia Limitada	100/0	COP100.00	1
Costa Rica – La Asunción de Belén, Planta Industrial Lizano, Autopista Bernardo Soto
Unilever de Centroamerica S.A.	100/0	CRC1.00	1
Costa Rica – Provincia de Heredia, Cantón Belén, Distrito de la Asunción, de la intersección Cariari- Belén, 400 Mts. Oeste, 800 Mts., al Norte
UL Costa Rica SCC S.A.	100/0	CRC1.00	1
Cote D’Ivoire -01 BP 1751 Abidjan 01, Boulevard de Vridi
Unilever-Cote D’Ivoire (89.98)	0/89.98	XOF5,000.00	1
Cote D’Ivoire – Abidjan-Marcory, Boulevard Valery Giscard d’Estaing, Immeuble Plein Ciel, Business Center, 26 BP 1377, Abidjan 26
Unilever Afrique de l’Ouest	0/100	XOF 10,000.00	1
Croatia – Strojarska cesta 20, 10000 Zagreb
Unilever Hrvatska d.o.o.	100/0	HRK1.00	1
Cuba – Zona Especial de Desarrollo Mariel, Provincia Artemisa
Unilever Suchel, S.A. (60)	60/0	USD1,000.00	1
Cyprus – Head Offices, 195C Old Road Nicosia Limassol, CY-2540 Idalion Industrial Zone – Nicosia
Unilever Tseriotis Cyprus Limited (84)	0/ 84	EUR1.00	1
Czech Republic – Rohanské nábřeží 670/17, Karlín, Praha 8, 186 00
Unilever ČR, spol. s r.o.	0/100	CZK210,000.00	1
Denmark – Ørestads Boulevard 73, 2300 København S
Unilever Danmark A/S	100/0	DKK1,000.00	1
Denmark – Petersmindevej 30, 5000 Odense C
Unilever Produktion ApS	100/0	DKK100.00	1
Djibouti-Haramous, BP 169
Unilever Djibouti FZCO Limited	0/100	USD20.00	1
Dominican Republic – Ave. Winston Churchill, Torre Acrópolis Piso 17, Santo Domingo
Unilever Caribe, S.A.	100/0	DOP1,000.00	1
Ecuador – Km 25 Vía a Daule, Guayaquil
Unilever Andina Ecuador S.A.	100/0	USD1.00	1
Egypt- Bourg El-Arab City, Alexandria1
Fine Tea Co (SAE)	0/100	EGP2.00	1
Unilever Mashreq – Foods (SAE)	0/100	EGP20.00	1
Egypt – 6th of October City, 4th Industrial Zone, Piece Number 68, Giza
Unilever Mashreq – Home Care (SAE)	0/100	EGP2.00	1
Unilever Mashreq – Personal Care (SAE)	0/100	EGP10.00	1
Egypt – 14th May Bridge, Ezbet Hegazy, Alexandria
Unilever Mashreq International Company	0/100	USD1,000.00	1
Egypt – Industrial Zone – 14th May Bridge, Smouha, Alexandria
Unilever Mashreq Trading LLC (60)	0/60	EGP10.00	1
Egypt – Bourg El-Arab City, 1st Industrial Zone, Block 11, Piece Number 5, Alexandria
Unilever Mashreq – Tea (SAE)	0/100	EGP100.00	1
Egypt – Flat no.4, third floor, building no. 78, Tereat Al Mariouteyya street, Faisal Al Haram, Gizah
Unilever Mashreq for Import and Export LLC	0/100	EGP100.00	1

Name of Undertaking	% holding as between NV /PLC	Nominal Value	Share Class Note
El Salvador – Nivel 19 Edificio Torre Futura, 87 av. Norte y calle El Mirador, Colonia Escalón, San Salvador
Unilever El Salvador SCC S.A. de C.V.	100/0	USD1.00	1
Unilever de Centro America S.A. de C.V	100/0	USD1.00	1
England and Wales – Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
Accantia Group Holdings	5.61/94.39	GBP0.01	1
(unlimited company)
Alberto-Culver (Europe) Limited	55.40/44.60	GBP1.00	1
Alberto-Culver Group Limited	55.40/44.60	GBP1.00	1
Alberto-Culver UK Holdings Limited	55.40/44.60	GBP1.00	1
Alberto-Culver UK Products Limited	55.40/44.60	GBP1.00	1
	55.40/44.60	GBP5.00	14
Associated Enterprises Limited°	0/100	GBP1.00	1
BBG Investments (France) Limited	0/100	GBP1.00	1
Brooke Bond Assam Estates Limited	0/100	GBP1.00	1
Brooke Bond Group Limited°	0/100	GBP0.25	1
Brooke Bond South India Estates Limited°	0/100	GBP1.00	1
	0/100	GBP1.00	15
CPC (UK) Pension Trust Limited	0/100		16
Hourglass Cosmetics UK Limited	55.40/44.60	GBP1.00	1
Margarine Union (1930) Limited°	0/100	GBP1.00	1
	0/100	GBP1.00	18
	0/100	GBP1.00	68
	0/100	GBP1.00	69
MBUK Trading Limited	0/100	GBP1.00	1
Mixhold Investments Limited	0/100	GBP1.00	1
Pukka Herbs Limited	0/100	GBP0.01	2
	0/100	GBP0.01	3
T2 Tea (UK) Limited	0/100	GBP1.00	1
TIGI Limited	0/100	GBP1.00	1
TIGI Holdings Limited	0/100	GBP1.00	1
Toni & Guy Products Limited°	0/100	GBP0.001	1
UAC International Limited	0/100	GBP1.00	1
UML Limited	0/100	GBP1.00	1
Unidis Forty Nine Limited	0/100	GBP1.00	1
Unilever Australia Investments Limited	0/100	AUD10.00	2
	0/100	GBP1.00	1
Unilever Australia Partnership Limited	0/100	AUD10.00	2
	0/100	GBP1.00	1
Unilever Australia Services Limited	0/100	AUD10.00	2
	0/100	GBP1.00	1
Unilever Company for Industrial Development
Limited	0/100	GBP1.00	1
Unilever Company for Regional Marketing and Research Limited	0/100	GBP1.00	1
Unilever Corporate Holdings Limited°	0/100	GBP1.00	1
Unilever Employee Benefit Trustees Limited	0/100	GBP1.00	1
Unilever S.K. Holdings Limited	0/100	GBP1.00	1
Unilever Innovations Limited	0/100	GBP0.10	1
	0/100	GBP1.00	20
Unilever Overseas Holdings Limited°	0/100	GBP1.00	1
Unilever Superannuation Trustees Limited	0/100	GBP1.00	1
Unilever U.K. Central Resources Limited	0/100	GBP1.00	1
Unilever U.K. Holdings Limited°	0/100	GBP1.00	1
Unilever UK & CN Holdings Limited	0/100	GBP1.00	2
	0/100	GBP1.00	3
	0/100	GBP10.00	23
	0/100	GBP10.00	24
Unilever UK Group Limited	49.86/50.14	GBP1.00	2
	1.67/98.33	GBP1.00	3
	5.61/94.39	GBP1.00	21
Unilever US Investments Limited°	0/100	GBP1.00	1
United Holdings Limited°	0/100	GBP1.00	1
	99.67/0.33	GBP500.00	22
England and Wales – Unilever House, Springfield Drive, Leatherhead, KT22 7GR
Alberto-Culver Company (U.K.) Limited	5.61/94.39	GBP1.00	1
TIGI International Limited	0/100	GBP1.00	1
Unilever Pension Trust Limited	0/100	GBP1.00	1
Unilever UK Limited	5.61/94.39	GBP1.00	1
Unilever UK Pension Fund Trustees Limited	0/100	GBP1.00	1
USF Nominees Limited	0/100	GBP1.00	1
England and Wales – The Manser Building, Thorncroft Manor, Thorncroft Drive, Dorking, KT22 8JB
Dermalogica (UK) Limited	0/100	GBP1.00	1
England and Wales – 1st Floor, 16 Charles II Street, London, SW1Y 4QU
Unilever Ventures III Limited Partnership (86.25)	57.50/28.75		4
England and Wales – Union House, 182-194 Union Street, London, England, England, SE1 0LH
REN Skincare Limited	0/100	GBP1.00	1
REN Limited	0/100	GBP1.00	1
Murad Europe Limited	0/100	GBP1.00	1
England and Wales – 1 More Place, London, SE1 2AF

Annual Report on Form 20-F 2018	Group Companies	139

GROUP COMPANIES CONTINUED

Name of Undertaking	% holding as between NV /PLC	Nominal Value	Share Class Note
Accantia Health and Beauty Limited (In Liquidation)	0/100	GBP0.25	1
Simple Toiletries Limited (In Liquidation)	0/100	GBP1.00	1
Unidis Nineteen Limited (In Liquidation)	0/100	GBP1.00	1
Unilever Bestfoods UK Limited (In Liquidation)	5.61/94.39	GBP1.00	1
England and Wales – 5th floor, 6 St Andrew Street, London, EC4A 3AE,
Unilever Ventures Limited	0/100	GBP1.00	1
Estonia – Kalmistu tee 28a, Tallinna linn, Harju maakond, 11216
Unilever Eesti AS	100/0	EUR6.30	1
Ethiopia – Bole Sub City, Kebele 03/05, Lidiya Building, Addis Ababa
Unilever Manufacturing PLC	0/100	ETB1,000.00	1
Finland – Post Box 254, 00101 Helsinki
Unilever Finland Oy	100/0	EUR16.82	1
Unilever Ingman Production Oy	100/0	EUR1.00	1
France – 20, rue des Deux Gares, 92500, Rueil-Malmaison
Alsa France S.A.S. (99.99)	64.54/35.45	No Par Value	1
Bestfoods France Industries S.A.S. (99.99)	64.54/35.45	No Par Value	1
Cogesal-Miko S.A.S. (99.99)	64.54/35.45	No Par Value	1
Fralib Sourcing Unit S.A.S. (99.99)	64.54/35.45	No Par Value	1
Saphir S.A.S. (99.99)	64.54/35.45	EUR1.00	1
Sfejer S.A.S. (99.99)	64.54/35.45	No Par Value	1
Tigi Services France S.A.S. (99.99)	64.54/35.45	No Par Value	1
Unilever France S.A.S. (99.99)	64.54/35.45	No Par Value	1
Unilever France Holdings S.A.S. (99.99)	64.54/35.45	EUR1.00	1
Unilever France HPC Industries S.A.S. (99.99)	64.54/35.45	EUR1.00	1
Unilever Retail Operations France (99.99)	64.54/35.45	No Par Value	1
France – 81 Rue De Seine, 75006 Paris
Grom France S.a.r.l	100/0	EUR10.00	1
France – Parc Activillage des Fontaines – Bernin 38926 Crolles Cedex
Intuiskin S.A.S.	100/0	EUR1.00	1
France – ZI de la Norge – Chevigny Saint-Sauveur, 21800 Quetigny
Amora Maille Societe Industrielle S.A.S. (99.99)	64.54/35.45	No Par Value	1
Germany – Wiesenstraße 21. 40549 Düsseldorf
Dermalogica GmbH	100/0	EUR25,000.00	1
Germany – Am Strandkai 1, 20457 Hamburg
DU Gesellschaft für Arbeitnehmerüberlassung mbH (99.99)	64.54/35.45	DEM50,000.00	1
Unilever Deutschland Gmbh	64.55/35.45	EUR90,000,000.00	1
	64.55/35.45	EUR2,000,000.00	1
	64.55/35.45	EUR1,000,000.00	1
Unilever Deutschland Holding Gmbh	64.55/35.45	EUR39,000.00	1
	64.55/35.45	EUR18,000.00	1
	64.55/35.45	EUR14,300.00	1
	64.55/35.45	EUR5.200.00	1
	64.55/35.45	EUR6,500.00	1
Unilever Deutschland Produktions Gmbh & Co. Ohg¥	64.55/35.45		4
Unilever Deutschland Produktions Verwaltungs GmbH	64.55/35.45	EUR179,000.00	1
Unilever Deutschland Supply Chain Services GmbH	64.55/35.45	EUR51,150.00	1
Unilever BCS IP Deutschland GmbH & Co. OHG¥	64.45/35.55		4
Unilever BCS Deutschland Immobilien Leasing GmbH & Co. OHG¥	66.22/33.78		4
Dollar Shave Club GmbH	100/0	EUR25,000.00	1
T2 Germany GmbH	100/0	EUR1.00	1
Germany – Schultetusstraße 37, 17153 Stavenhagen
Maizena Grundstücksverwaltung Gmbh & Co.	63.61/36.39		4
Ohg¥
Pfanni Gmbh & Co. Ohg Stavenhagen¥	64.55/35.45		4
Rizofoor Gesellschaft mit beschränkter Haftung	96.45/3.55	EUR15,350.00	1
	100/0	EUR138,150.00	1
Schafft GmbH	64.55/35.45	EUR63,920.00	1
	64.55/35.45	EUR100,000.00	1
UBG Vermietungs GmbH	64.74/35.26	EUR8,090,190.00	1
Unilever Deutschland Immobilien Leasing GmbH & Co. OHG¥	66.33/33.67		4
Unilever Deutschland IPR GmbH & Co. OHG¥	64.55/35.45		4
Germany – Hertzstraße 6, 71083 Herrenberg- Gülstein
TIGI Eurologistic GmbH	0/100	EUR100.00	1
TIGI Haircare GmbH	0/100	EUR25,600.00	1
Ghana -Swanmill, Kwame Nkrumah Avenue, Accra
Millers Swanzy (Ghana) Limited	0/100	GHC1.00	1
Ghana – Plot No. Ind/A/3A-4, Heavy Industrial Area, Tema
Unilever Ghana Limited (66.56)	0/66.56	GHC0.0192	1
Ghana - Plot No. Ind/A/3A-4, P O Box 721, Tema
Unilever Oleo Ghana Limited	0/100	No Par Value
Greece – Kymis ave & 10, Seneka str. GR-145 64 Kifissia
Elais Unilever Hellas SA	100/0	EUR10.00	1
Unilever Knorr SA	100/0	EUR10.00	1
Unilever Logistics SA	100/0	EUR10.00	1

Name of Undertaking	% holding as between NV /PLC	Nominal Value	Share Class Note
Guatemala – Diagonal 6. 10-50 zona 10, Ciudad de Guatemala. Nivel 17 Torre Norte Ed. Interamericas World Financial Center
Unilever de Centroamerica S.A.	100/0	GTQ60.00	1
Guatemala – 24 Avenida, Calzada Atanacio Tzul, 35-87 Zona 12 Ciudad de Guatemala
Unilever Guatemala SCC S.A.	100/0	GTQ100.00	1
Honduras – Anillo Periférico 600 metros después de la colonia, Residencial, Las Uvas contigua acceso de residencial Roble Oeste, Tegucigalpa M.D.C.
Unilever de Centroamerica S.A.	100/0	HNL10.00	1
Hong Kong -Suite 1106-8, 11/F, Tai Yau Building, 181 Johnston Road, Wanchai
Blueair Asia Limited	100/0	HKD0.01	1
Hong Kong – 6/F Alexandra House, 18 Charter Road, Central
T2 Hong Kong	100/0	HKD1.00	1
Hong Kong – 6 Dai Fu Street, Tai Po Industrial Estate, N.T.
Unilever Hong Kong Limited	64.55/35.45	HKD0.10	1
Hong Kong – Suite 907, 9/F, Silvercord Tower 2, 30 Canton Road, Tsim Sha Tsui, Kowloon
Hourglass Cosmetics Hong Kong Limited	55.40/44.60	No Par Value	7
Hong Kong – Room 1808, 18/F, Tower II Admiralty Centre, 18 Harcourt Road, Admiralty
Hong Kong CarverKorea Limited	0/100	HKD1.00	7
Hungary – 1138-Budapest, Váci u. 182 út 121-127.
Unilever Magyarország Kft	0/100	HUF1.00	1
India – Unilever House, B. D. Sawant Marg, Chakala, Andheri (E), Mumbai 400 099
Daverashola Estates Private Limited (67.19)	0/67.19	INR10.00	1
Hindlever Trust Limited (67.19)	0/67.19	INR10.00	1
Hindustan Unilever Limited° (67.19)	0/67.19	INR1.00	1
Jamnagar Properties Private Limited (67.19)	0/67.19	INR10.00	1
Levers Associated Trust Limited (67.19)	0/67.19	INR10.00	1
Levindra Trust Limited (67.19)	0/67.19	INR10.00	1
Pond’s Exports Limited (67.19)	0/67.19	INR1.00	1
Unilever India Exports Limited (67.19)	0/67.19	INR10.00	1
Unilever Industries Private Limited°	0/100	INR10.00	1
Unilever Ventures India Advisory Private Limited	0/100	INR1.00	1
India – S-327, Greater Kailash – II, New Delhi – 110048, Delhi
Blueair India Pvt. Limited	99.99/0.01	INR10. 00	1
India – 1st Floor, Shreeniwas House, H. Somani Marg, (behind Bombay Gymkhana) Fort, Mumbai 40001
Lakme Lever Private Limited (67.19)	0/67.19	INR10.00	1
Indonesia – Grha Unilever, Green Office Park Kav 3, Jalan BSD Boulevard Barat, BSD City, Tangerang, 15345
PT Unilever Indonesia Tbk (84.99)	54.86/30.13	IDR10.00	1
PT Unilever Enterprises Indonesia (99.26)	64.07/35.19	IDR1,000.00	1
PT Unilever Trading Indonesia	100/0	IDR1,003,875.00	1
Indonesia – KEK Sei Mangkei, Nagori Sei Mangkei, Kecamatan Bosar Maligas, Kabupaten
Simalungun 21183, Sumatera Utara
PT Unilever Oleochemical Indonesia	100/0	IDR1,000,000.00	1
Iran – No. 23, Corner of 3rd Street, Zagros Street, Argentina Square, Tehran
Unilever Iran (Private Joint Stock Company) (99.35)	99.35/0	IRR1,000,000.00	1
Ireland – 20 Riverwalk, National Digital Park, Citywest Business Campus Dublin 24
Lipton Soft Drinks (Ireland) Limited	0/100	EUR1.26	1
Unilever Ireland (Holdings) Limited	0/100	EUR1.26	1
Unilever Ireland Limited	0/100	EUR1.26	1
Isle of Man – Bridge Chambers, West Quay, Ramsey, Isle of Man, IM8 1DL
Rational International Enterprises Limited	0/100	USD100	1
Israel – 3 Gilboa St. Airport City, Ben Gurion Airport
Beigel & Beigel Mazon (1985) Limited	12.80/87.20	ILS1.00	1
Israel – 52 Julius Simon Street, Haifa, 3296279
Bestfoods TAMI Holdings Ltd	25.11/74.89	ILS0.001	1
Israel Vegetable Oil Company Ltd	25.11/74.89	ILS0.0001	1
Unilever Israel Foods Ltd	25.11/74.89	ILS0.10	35
	25.11/74.89	ILS0.10	79
	25.11/74.89	ILS0.10	17
	25.11/74.89	ILS0.0002	25
Unilever Israel Home and Personal Care Limited	0/100	ILS1.00	1
Unilever Israel Marketing Ltd	25.11/74.89	ILS0.0001	1
Unilever Shefa Israel Ltd	25.11/74.89	ILS1.00	1
Israel – Haharoshet 1, PO Box 2288, Akko, 2451704
Glidat Strauss Limited	0/100	ILS1.00	30
	0/100	ILS1.00	1
	0/0	ILS1.00	31
Italy – Piazza Paleocapa 1/D, 10100, Torino
Gromart S.R.L.	100/0	EUR1,815,800.00	5
Italy – Via Crea 10, 10095, Grugliasco
G.L.L. S.R.L. (51)	51/0	EUR40,000.00	5
Italy – Via Roma 101, 35122, Padova
Grom-PD S.R.L.	100/0	EUR40,000.00	5
Italy - Via Tortona 25, cap 20144 – Milano
Intuiskin S.R.L.	100/0	EUR10,000.00	1
Italy – Piazzale Biancamano n.8, 20121, Milano
Unilever Italia Administrative Services S.R.L.	100/0	EUR70,000.00	5
Italy – Via Paolo di Dono 3/A 00142 Roma
Unilever Italia Logistics S.R.L.	100/0	EUR600,000.00	5

140	Group Companies	Annual Report on Form 20-F 2018

Name of Undertaking	% holding as between NV /PLC	Nominal Value	Share Class Note
Unilever Italia Manufacturing S.R.L.	100/0	EUR10,000,000.00	5
Unilever Italia Mkt Operations S.R.L.	100/0	EUR25,000,000.00	5
Unilever Italy Holdings S.R.L.	100/0	EUR200,000.00	5
Italy – Business Center Monte Napoleone, Via Monte Napoleone 8, 20121 – Milano
UPD Italia	100/0	EUR 10,000.00	5
Japan – 2-1-1, Kamimeguro, Meguro-ku, Tokyo 153-8578
Unilever Japan Beverage K.K.	100/0	JPY50,000.00	1
Unilever Japan Customer Marketing K.K.	100/0	JPY50,000.00	1
Unilever Japan Holdings K.K.	100/0	JPY10,000.00	1
Unilever Japan K.K.	100/0	JPY50,000.00	1
Unilever Japan Service K.K.	100/0	JPY50,000.00	1
Jersey – 13 Castle Street, St Helier, Jersey, JE4 5UT
Unilever Chile Investments Limited	64.55/35.45	GBP1.00	1
Jordan – Amman
Unilever Jordan LLC	100/0	JOD10.00	1
Kazakhstan – Raimbek, Avenue 160 A, Office 401, Almaty
Unilever Kazakhstan LLP	100/0		4
Kenya – Head Office, Kericho-Nakuru Road, P.O. BOX 20, 20200, Kericho
Brooke Bond Mombasa Limited (98.20)	0/98.20	KES1.00	1
Mabroukie Tea & Coffee Estates Limited (98.20)	0/98.20	KES1.00	1
The Limuru Tea Company Limited (51.08)	0/51.08	KES20.00	1
Unilever Tea Kenya Limited (98.20)	0/98.20	KES1.00	1
Kenya – Commercial Street, Industrial Area, P.O. BOX 30062-00100, Nairobi
Unilever Kenya Limited°	0/100	KES20.00	1
Korea – 443 Taeheran-ro, Samsung-dong, Kangnam-gu, Seoul
Unilever Korea Chusik Hoesa	100/0	KRW10,000.00	1
	100/0	KRW10,000.00	14
Korea – 81, Tojeong 31-gil, Mapo-gu, Seoul
Carver Korea Co., Ltd	0/100	KRW500.00	7
Laos – Viengvang Tower, 4th Floor, Room no. 402A, Boulichan Road, Dongpalan Thong Village, Sisattanak District, Vientiane Capital
Unilever Services (Lao) Sole Co Limited	100/0	LAK800,000.00	1
Latvia – Kronvalda bulvāris 3-10, Rīga, LV-1010
Unilever Baltic LLC	100/0	EUR1.00	1
Lebanon – Sin El Fil, Zakher Building, Floor 4, Beirut
Unilever Levant s.a.r.l.	100/0	LBP1,000,000.00	1
Lithuania – Skuodo st. 28, Mazeikiai, LT-89100
UAB Unilever Lietuva distribucija	100/0	EUR3,620.25	1
UAB Unilever Lietuva ledu gamyba	100/0	EUR3,620.25	1
Malawi – Room 33, Gateway Mall, Area 47, Lilongwe Malawi
Unilever South East Africa (Private) Limited	0/100	MWK2.00	1
Malaysia – Level 34, Menara TM, Jalan Pantai Baru, 59200 Kuala Lumpur
Unilever (Malaysia) Holdings Sdn. Bhd. (70)	0/70	No Par Value	1
Unilever (Malaysia) Services Sdn. Bhd. (70)	0/70	No Par Value	1
Unilever Foods (Malaysia) Sdn. Bhd.	0/100	No Par Value	1
Unilever Malaysia Aviance Sdn. Bhd.	0/100	No Par ValueB	1
Mexico – Av. Tepalcapa No.2, Col. Rancho Santo Domingo, C.P. 54900 Tultitlán, Estado de México
Unilever de Mexico S.de R.l. de C.V.	64.55/35.45		4
Unilever Holding Mexico S.de R.L. de C.V.	64.55/35.45		4
Unilever Manufacturera S.de R.L. de C.V.	64.55/35.45		4
Servicios Professionales Unilever S.de R.L. de C.V. 64.55/35.45			4
Unilever Mexicana S.de R.L. de C.V.	64.55/35.45		4
Unilever Real Estate Mexico S.de R.L. de C.V.	64.55/35.45		4
Unilever Servicios de Promotoria, S.de R.L. de C.V. 64.55/35.45			4
Morocco – Km 10, Route Cotiere, Ain Sebaa, Casablanca
Unilever Maghreb S.A. (99.98)	99.98/0	MAD100.00	1
Mozambique – Avenida 24 de Julho, Edifício 24, nº 1097, 4º andar, Maputo
Unilever Mocambique Limitada	100/0	USD0.01	1
Myanmar – No (40,41,47), Min Thate Hti Kyaw Swar Street, 39 Ward, Shwe Pyi Thar Industrial Zone (2), Shwe Pyi Thar Township, Yangon
Unilever (Myanmar) Limited	100/0	MMK8,200.00	1
Myanmar – No (196), West Shwe Gone Dine 5th Street, Bahan Township, Yangon
Unilever (Myanmar) Services Limited	100/0	USD10.00	1
Myanmar – Lot No.28,30,31, Hlaing Thar Yar Industrial Zone (3), Hlaing Thar Yar Township, Yangon
Unilever EAC Myanmar Company Limited (60)	60/0	MAMK1,000,000.00	1
Nepal – Basamadi, Hetanda – 3, Makwanpur
Unilever Nepal Limited (53.75)	0/53.75	NPR100.00	1
Netherlands- Weena 455, 3013 AL Rotterdam
Alberto-Culver Netherlands B.V.*	55.40/44.60	EUR1.00	2
	55.40/44.60	EUR1.00	3
Argentina Investments B.V.*	64.55/35.45	EUR454.00	1
BFO Holdings B.V.*	64.55/35.45	EUR1.00	1
BFO TWO B.V.*	55.40/44.60	EUR1.00	1
BrazH1 B.V.*	64.55/35.45	EUR1.00	1
BrazH2 B.V.*	64.55/35.45	EUR1.00	1
Brazinvest B.V.*	64.55/35.45	EUR1.00	1
Brazinvestee B.V.*	64.55/35.45	EUR1.00	1
Chico-invest B.V.*	64.55/35.45	EUR455.00	1
Dollar Shave Club B.V.*	100/0	EUR1.00	1

Name of Undertaking	% holding as between NV /PLC	Nominal Value	Share Class Note
Doma B.V.*	100/0	NLG1,000.00	1
Handelmaatschappij Noorda B.V.°*	100/0	NLG1,000.00	1
Unilever Foods & Refreshments Global B.V.*	100/0	EUR453.78	1
Itaho B.V.*	100/0	EUR1.00	1
Lipoma B.V.°*	100/0	NLG1,000.00	1
Marga B.V.°*	100/0	EUR1.00	1
Mavibel (Maatschappij voor Internationale Beleggingen) B.V.°*	100/0	EUR1.00	1
Mexinvest B.V.*	64.55/35.45	EUR1.00	1
Mixhold B.V.*	100/0	EUR1.00	2
	0/100	EUR1.00	3
	55.40/44.60	EUR1.00	26
Naamlooze Vennootschap Elma°*†	100/0	NLG1,000.00	1
	0.25/99.75	NLG1,000.00	27
New Asia B.V.*	64.55/35.45	EUR1.00	1
Nommexar B.V.*	64.55/35.45	EUR1.00	1
Ortiz Finance B.V.*	64.55/35.45	NLG100.00	1
Pabulum B.V.*	100/0	NLG1,000.00	1
Rizofoor B.V.*	0/100	NLG1,000.00	1
Rolf von den Baumen’s Vetsmelterij B.V.*	100/0	EUR454.00	1
Rolon B.V.*	64.55/35.45	NLG1,000.00	1
Saponia B.V.°*	100/0	NLG1,000.00	1
ThaiB1 B.V.*	64.55/35.45	NLG1,000.00	1
ThaiB2 B.V.*	64.55/35.45	NLG1,000.00	1
Unilever Administration Centre B.V.*	100/0	EUR1.00	1
Unilever Alser B.V.*	100/0	EUR1.00	1
Unilever Berran B.V.*	100/0	EUR1.00	1
Unilever Canada Investments B.V.*	64.55/35.45	EUR1.00	1
Unilever Caribbean Holdings B.V.*	100/0	EUR1,800.00	1
Unilever Corporate Holdings Nederland B.V.	100/0	EUR0.01	1
Unilever Employee Benefits Management B.V.*	0/100	NLG1,000.00	1
Unilever Employment Services B.V.*	100/0	NLG1,000.00	1
Unilever Europe B.V.*	100/0	EUR1.00	1
Unilever Europe Business Center B.V.*	100/0	EUR454.00	1
	100/0	EUR454.00	14
Unilever Finance International B.V.°*	100/0	EUR1.00	1
Unilever Foodsolutions B.V.*	100/0	EUR1.00	1
Unilever Global Services B.V.*	100/0	EUR1.00	1
Unilever Holdings B.V.*	100/0	EUR454.00	1
Unilever Home & Personal Care Nederland B.V.*	100/0	EUR100.00	1
Unilever Indonesia Holding B.V.*	64.55/35.45	EUR1.00	1
Unilever Netherlands Retail Operations B.V.*	100/0	EUR1.00	1
Unilever Nederland Holdings B.V.°*	100/0	EUR454.00	1
Unilever Pilot B.V.	100/0	EUR1.00	1
Unilever Turkey Holdings B.V.*	64.55/35.45	EUR1.00	1
Unilever US Investments B.V.°*	100/0	EUR1.00	1
Unilever Ventures Holdings B.V.	100/0	EUR453.79	1
Unilever UK Holdings B.V.*	100/0	EUR1.00	1
Unilever International Holdings B.V.*	100/0	EUR1.00	1
Unilever UK Holdings N.V.°*	100/0	EUR1.00	1
Unilever International Holdings N.V.°*	100/0	EUR1.00	1
Univest Company B.V.	100/0	EUR1.00	1
UNUS Holding B.V.*	100/0	EUR0.10	2
	0/100	EUR0.10	3
	0/0	EUR0.10	28
		Non-voting†
Verenigde Zeepfabrieken B.V.*	100/0	NLG1,000.00	1
Wemado B.V.°*	100/0	NLG1,000.00	1
Netherlands – Nassaukade 5, 3071 JL Rotterdam
Tessa B.V.*	100/0	EUR1.00	1
Unilever Nederland B.V.*	100/0	EUR454.00	1
Unilever Nederland Foods Factories B.V.*	100/0	EUR46.00	1
Netherlands – Reggeweg 15, 7447 AN Hellendoorn
Ben en Jerry’s Hellendoorn B.V.*	100/0	EUR453.78	1
Netherlands – Deltaweg 150, 3133 KM Vlaardingen
Lever Faberge Europe-Sourcing Unit Vlaardingen B.V.*	100/0	NLG1,000.00	1
Netherlands – Olivier van Noortlaan 120, 3133 AT Vlaardingen
Unilever Research and Development Vlaardingen	100/0	EUR460.00	1
B.V.*
Netherlands – Nassaukade 3, 3071 JL Rotterdam
Unilever Nederland Services B.V.*	100/0	EUR460.00	1
Netherlands – Unilever House, 100 Victoria Embankment, London, EC4Y 0DY (Registered Seat: Rotterdam)
Unilever Overseas Holdings B.V.*	0/100	NLG1,000.00	1
New Zealand – Level 4, 103 Carlton Gore Rd, Newmarket, Auckland 1023
T2 NZ Limited	0/100	NZD1.00	1
Unilever New Zealand Limited	0/100	NZD2.00	1
Unilever New Zealand Superannuation Trustee
Limited	0/100	NZD1.00	1
Unilever New Zealand Trading Limited	0/100	NZD1.00	1

Annual Report on Form 20-F 2018	Group Companies	141

GROUP COMPANIES CONTINUED

Name of Undertaking	% holding as between NV /PLC	Nominal Value	Share Class Note
Ben & Jerry’s Franchising New Zealand Limited	0/100	No Par Value	1
Nicaragua – Km 11.5, Carretera Vieja a León, 800 Mts Norte, 100 Mts Este, 300 Mts Norte, Managua
Unilever de Centroamerica S.A.	100/0	NIC50.00	1
Niger – BP 10272 Niamey
Unilever Niger S.A. (56.27)	0/56.27	XOF10,000.00	1
Nigeria – 1 Billings Way, Oregun, Ikeja, Lagos
Unilever Nigeria Plc (67.90)	0/67.90	NGN0.50	1
West Africa Popular Foods Nigeria Limited (51)	0/51	NGN1.00	1
Norway – Martin Linges vei 25, Postbox 1, 1331 Fornebu
Unilever Norge AS	100/0	NOK100.00	1
Pakistan – Avari Plaza, Fatima Jinnah Road, Karachi – 75530
Lever Associated Pakistan Trust (Private) Limited	0/100	PKR10.00	1
Lever Chemicals (Private) Limited	0/100	PKR10.00	1
Sadiq (Private) Limited	0/100	PKR10.00	1
Unilever Birds Eye Foods Pakistan (Private) Limited	0/100	PKR10.00	1
Unilever Pakistan Foods Limited (76.50)	42.38/34.12	PKR10.00	1
Unilever Pakistan Limited (99.23)	0/99.23	PKR50.00	1
(71.78)	0/71.78	PKR100.00	14
Palestine – Ersal St. Awad Center P.O.B 3801 Al-Beireh, Ramallah
Unilever Market Development Company	0/100	ILS1.00	1
Panama – Punta Pacífica, Calle Isaac Hanoro Missri, P.H. Torre de las Américas, Torre C, Oficina 32, corregimiento de San Francisco, Distrito y Provincia de Panamá
Unilever Regional Services Panama S.A.	100/0	USD1.00	1
Panama – Calle Isaac Honoro, Torre de las Americas, torre C, piso 32, corregimiento de San Francisco, distrito y provincia de Panamá
Unilever de Centroamerica S.A.	100/0	No Par Value	1
Paraguay – 4544 Roque Centurión Miranda N° 1635 casi San Martin. Edificio Aymac II, Asunción
Unilever de Paraguay S.A.	100/0	PYG1,000,000.00	1
Peru – Av. Paseo de la Republica 5895 OF. 401, Miraflores, Lima 18
Unilever Andina Perú S.A.	100/0	PEN1.00	1
Philippines – Linares Road, Gateway Business Park, Gen. Trias, Cavite
Metrolab Industries, Inc.	64.55/35.45	PHP1.00	7
	64.55/35.45	PHP10.00	14
Philippines – 7th Floor, Bonifacio Stopover Corporate Center, 31st Street corner 2nd Avenue, Bonifacio Global City, Taguig City
Unilever Philippines, Inc.	64.55/35.45	PHP50.00	7
Philippines – 11th Avenue corner 39th Street, Bonifacio Triangle, Bonifacio Global City, Taguig City
Unilever Philippines Body Care, Inc.	64.55/35.45	PHP100.00	7
Philippines – Manggahan Light Industrial Compound, A. Rodriguez Avenue, Bo. Manggahan, Pasig City
Unilever RFM Ice Cream, Inc. (50)	32.28/17.72	PHP1.00	29
Poland – Jerozolimskie 134, 02-305, Warszawa
Unilever Polska Sp. z o.o.	0/100	PLN50.00	1
Unilever Poland Services Sp. z o.o.	0/100	PLN50.00	1
Unilever Polska S.A.	0/100	PLN10.00	1
Puerto Rico – Professional Services Park 997, San Roberto St., Suite 7, San Juan
Unilever de Puerto Rico, Inc°	100/0	USD100.00	1
Rwanda – Nyarugenge, Nyarungenge, Umujyi wa Kigali, Rwanda, P.O. BOX 6428 Kigali
Unilever Tea Rwanda Limited	0/100	RWF4270.00	1
Romania – Ploiesti, 291 Republicii Avenue, Prahova County
Unilever Romania S.A. (99)	99/0	ROL0.10	1
Unilever Distribution SRL	100/0	ROL20.00	1
Unilever South Central Europe S.A.	100/0	ROL260.50	1
Betty Ice SRL	100/0	RON10.00	1
Russia – 644031, 205, 10 let Oktyabrya, Omsk
Inmarko Trade LLC	11.89/88.11		13
Russia – 123022, 13, Sergeya Makeeva Street, Moscow
OOO Unilever Rus	11.89/88.11		13
Saudi Arabia – P.O. Box 5694, Jeddah 21432
Binzagr Unilever LimitedX (49)	0/49	SAR1,000.00	1
Saudi Arabia – 8770 King Abudlaziz Branch Road, Ash Shati, Jeddah 23514-3261
Binzagr Unilever Distribution (73.50)	24.50/49	SAR1,000.00	1
Serbia – Belgrade, Serbia, Omladinskih brigada 90b – Novi Beograd
Unilever Beograd d.o.o.	100/0		13
Singapore – 20E Pasir Panjang Road, #06-22 Mapletree Business City, 117439
T2 Singapore PTE Limited	0/100	SGD1.00	1
Singapore – 20 Pasir Panjang Road, #06-22 Mapletree Business City, 117439
Unilever Asia Private Limited	100/0	SGD1.00	1
Unilever Singapore Pte. Limited	0/100	SGD1.00	1
UPD Singapore Private Limited	100/0	SGD1.00	1
Slovakia – Karadzicova 10, 821 08 Bratislava
Unilever Slovensko spol. s r.o.	100/0	EUR1.00	1
South Africa -15 Nollsworth Crescent, Nollsworth Park, La Lucia Ridge Office Estate, La Lucia, 4051
Nollsworth Park Properties (Pty) Limited	8.98/91.02	ZAR2.00	1
Unilever Market Development (Pty) Limited	0/100	ZAR1.00	1
Unilever South Africa (Pty) Limited	8.98/91.02	ZAR2.00	1
Unilever South Africa Holdings (Pty) Limited	13.53/86.47	ZAR1.00	1

Name of Undertaking	% holding as between NV /PLC	Nominal Value	Share Class Note
	25.10/74.90	ZAR1.00	2
	0/100	ZAR1.00	3
South Africa – 4 Merchant Place, CNR Fredman Drive and Rivonia Road Sandton, 2196
Aconcagua 14 Investments (RF) (Pty) Limited (74.25)	8.98/91.02	ZAR1.00	1
Spain – PA / Reding, 43, Izda 1, 29016 Malaga
Intuiskin S.L.U.	100/0	EUR1.00	1
Spain – C/ Tecnología 19, 08840 Viladecans
Unilever Espana S.A.	100/0	EUR48.00	1
Unilever Services Espana S.A.	100/0	EUR60.00	1
Spain – C/ Felipe del Río, 14 – 48940 Leioa
Unilever Foods Industrial Espana, S.L.U.	100/0	EUR600.00	1
Spain – C/Condesa de Venadito 1, planta 4, 28028 Madrid
Unilever HPC Industrial Espana S.L.U.	100/0	EUR600.00	1
Sri Lanka – 258 M Vincent Perera Mawatha, Colombo 14
Brooke Bond Ceylon Limited	0/100	LKR100.00	1
Ceytea Limited	0/100	LKR10.00	1
Lever Brothers (Exports and Marketing) Limited°	0/100	LKR2.00	1
Maddema Trading Co. Limited	0/100	LKR10.00	1
Premium Exports Ceylon (Pvt) Limited	0/100	LKR10.00	1
R.O. Mennell & Co. (Ceylon) Limited	0/100	LKR10.00	1
Unilever Ceylon Services Limited	0/100	LKR10.00	1
Unilever Lipton Ceylon Limited	0/100	LKR10.00	1
Unilever Sri Lanka Limited°	0/100	LKR10.00	1
Sweden – Box 1056, Svetsarevägen 15, 171 22, Solna Stockholm
Alberto Culver AB	55.40/44.60	SEK100.00	1
Unilever Holding AB	100/0	SEK100.00	1
Unilever Produktion AB	100/0	SEK50.00	1
Unilever Sverige AB	100/0	SEK100.00	1
Sweden -Karlavagen 108, 115 26 Stockholm
Blueair AB	100/0	SEK100.00	1
Blueair Cabin Air AB	100/0	SEK100.00	1
Sweden – Karlavagen 108, 115 26, Stockholm
Jonborsten AB	100/0	SEK1.00	1
Switzerland – Chemin Frank-Thomas 34, 1208 Genève
Intuiskin SARL (In Liquidation)	100/0	CHF100.00	1
Switzerland – Bahnhofstrasse 19, CH 8240 Thayngen
Knorr-Nährmittel Aktiengesellschaft	100/0	CHF1,000.00	1
Unilever Schweiz Gmbh	100/0	CHF100,000.00	1
Switzerland – Spitalstrasse 5, 8200, Schaffhausen
Helmsman Capital AG	100/0	CHF1,000.00	1
Unilever Supply Chain Company AG	100/0	CHF1,000.00	1
Unilever ASCC AG	100/0	CHF1,000.00	1
Unilever Finance International AG	100/0	CHF1,000.00	1
Unilever Business and Marketing Support AG	100/0	CHF1,000.00	1
Unilever Overseas Holdings AG	0/100	CHF1,000.00	1
Unilever Schaffhausen Service AG	100/0	CHF1,000.00	1
Unilever Swiss Holdings AG	100/0	CHF1,000.00	1
Switzerland – Hinterbergstr. 30, CH-6312 Steinhausen
Oswald Nahrungsmittel GmbH	100/0	CHF800,000.00	1
Switzerland – Schochenmühlestrasse 2, 6340 Baar
Unilever Reinsurance AG	100/0	CHF1,000.00	1
Taiwan – 3F., No. 550, Sec. 4, Zhongxiao East Rd., Xinyi District, Taipei City
Unilever Taiwan Limited (99.92)	64.50/35.42	TWD10.00	1
Tanzania – Plot No.4A Pugu Road, Dar Es Salaam
Distan Limited	0/100	TZS20.00	1
UAC of Tanzania Limited	0/100	TZS20.00	1
Uniafric Trust Tanzania Limited	0/100	TZS20.00	1
Unilever Tanzania Limited	0/100	TZS20.00	1
Tanzania – P.O. Box 40, Mufindi
Unilever Tea Tanzania Limited	0/100	TZS20.00	1
Thailand – 161 Rama 9 Road, Huay Kwang, Bangkok 10310
Unilever Thai Holdings Limited	64.55/35.45	THB100.00	1
Unilever Thai Services Limited	64.55/35.45	THB100.00	1
Unilever Thai Trading Limited	64.55/35.45	THB100.00	1
UPD (Thailand) Co., Ltd	100/0	USD1.00	1
Trinidad & Tobago – Eastern Main Road, Champs Fleurs
Unilever Caribbean Limited (50.01)	0/50.01	TTD1.00	1
Tunisia – Z.I. Voie Z4-2014 Mégrine Erriadh – Tunis
Unilever Tunisia S.A. (97.61)	97.61/0	TND6.00	1
Unilever Maghreb Export S.A. (97.59)	97.59/0	TND5.00	1
Tunisia – Z.I. Voie Z4, Megrine Riadh, Tunis, 2014
UTIC Distribution S.A.X (47.82)	47.82/0	TND10.00	1
Turkey – Saray Mahallesi Dr. Adnan Büyükdeniz Cad. No.13 34768 Ümraniye – İstanbul
Unilever Gida Sanayi ve Ticaret AŞ° (99.98)	0.05/99.93	TRY0.01	1
Unilever Sanayi Ve Ticaret Türk AŞ° (99.98)	64.54/35.44	TRY0.01	1
Besan Besin Sanayi ve Ticaret AŞ (99.99)	64.55/35.44	TRY0.01	1
Dosan Konserve Sanayi ve Ticaret AŞ (99.64)	64.32/35.32	TRY0.01	1
Uganda – Plot 10/12 Nyondo Close, Industrial Area, P.O. Box 3515 Kampala
Unilever Uganda Limited	0/100	UGX20.00	1
Ukraine – 04119, 27-T, Dehtyarivska Str., Kyiv

142	Group Companies	Annual Report on Form 20-F 2018

Name of Undertaking	% holding as between NV /PLC	Nominal Value	Share Class Note
Pallada Ukraine LLC	100/0		13
Unilever Ukraine LLC	100/0		13
United Arab Emirates – PO Box 17053, Jebel Ali, Dubai
Severn Gulf FZCOX (50)	50/0	AED100,000.00	1
Unilever Gulf FZE	0/100	AED1,000.00	1
United Arab Emirates – Easa Saleh Al Gurg Building, Karama, Office M01, P.O. Box 17055, Dubai
Unilever General Trading LLCX (49)	0/49	AED1,000.00	1
United Araba Emirates – Warehouse No. 1.2, Dubai Industrial Park – Seeh Shwaib 2
Unilever Home & Personal Care Products	0/49	AED1,000.00	1
Manufacturing LLCX (49)
United States – 700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
Alberto-Culver Company	55.40/44.60	No Par Value	1
Alberto-Culver International, Inc	55.40/44.60	USD1.00	1
Alberto-Culver (P.R.), Inc	55.40/44.60	No Par Value	1
Alberto-Culver Usa, Inc	55.40/44.60	No Par Value	1
Ben & Jerry’s Franchising, Inc	55.40/44.60	USD1.00	7
Ben & Jerry’s Gift Card, LLC	55.40/44.60		13
Ben & Jerry’s Homemade, Inc	55.40/44.60	USD0.01	7
Bestfoods International (Holdings) Inc	55.40/44.60	USD100.00	7
Chesebrough-Pond’s Manufacturing Company	55.40/44.60	No Par Value	1
Conopco, Inc	55.40/44.60	USD1.00	7
Dermalogica, LLC	55.40/44.60		13
Food Service Direct Logistics, LLC	55.40/44.60		13
Kate Somerville Holdings, LLC	55.40/44.60		13
Kate Somerville Skincare LLC	55.40/44.60		13
Lipton Industries, Inc	55.40/44.60	USD1.00	1
Murad LLC	55.40/44.60		13
Pantresse, Inc	55.40/44.60	USD120.00	1
REN USA Inc	0/100	No Par Value	7
Skin Health Experts, LLC	55.40/44.60		13
Kensington & Sons, LLC	55.40/44.60		13
St. Ives Laboratories, Inc	55.40/44.60	USD0.01	1
T2 US LLC	55.40/44.60		13
TIGI Linea Corp	55.40/44.60	No Par Value	1
Unilever AC Canada Holding, Inc	55.40/44.60	USD10.00	1
Unilever Bestfoods (Holdings) LLC	25.10/74.90		13
Unilever Capital Corporation	55.40/44.60	USD1.00	1
Unilever Illinois Manufacturing, LLC	55.40/44.60		13
Unilever Manufacturing (US), Inc	55.40/44.60	USD1.00	1
Unilever Trumbull Holdings, Inc	42.54/57.46	USD1.00	7
Unilever Trumbull Research Services, Inc	55.40/44.60	USD1.00	1
	55.40/44.60	USD1.00	34
Unilever United States Foundation, Inc	55.40/44.60		13
Unilever United States, Inc	55.40/44.60	USD0.3333	7
Unilever Ventures Advisory LLC	55.40/44.60		13
United States – 125 S Clark, Suite 2000, Chicago, IL 60603
Blueair Inc.	100/0	No Par Value	1
United States – 233 Bleecker Street, New York, 10014
Carapina LLC	100/0		13
Grom Columbus LLC	100/0		13
Grom Malibu LLC	100/0		13
Grom USA LLC	100/0		13
Hollywood LLC	100/0		13
Spatula LLC	100/0		13
United States – 60 Lake Street, Suite 3N, Burlington, VT 05401
Seventh Generation Canada, Inc.	55.40/44.60	No Par Value	7
Seventh Generation, Inc.	55.40/44.60	USD.001	7
Seventh Generation Ventures, Inc.	55.40/44.60	USD.001	7
United States – 13335 Maxella Ave. Marina del Rey, CA 90292
Dollar Shave Club, Inc.	55.40/44.60	USD.001	13
Personal Care Marketing & Research Inc	55.40/44.60	USD 1.00	7
United States – 2711 Centerville Road, Suite 400, Wilmington, Delaware
Grom Franchising LLC	100/0		13
United States – 55 East 59th Street, New York, 10022
Intuiskin Inc	100/0	No Par Value	1
United States – CTC 1209 Orange Street Wilmington, DE19801
Living Proof, Inc.	55.40/44.60	USD0.01	1
United States – 1241 Electric Avenue, Venice CA 90291
Kingdom Animalia, LLC	55.40/44.60		13
United States – 2711 Centreville Road, Suite 400, Wilmington, New Castle County, Delaware 19808
Pukka Herbs Inc	0/100	USD0.001	7
United States – 251 Little Falls Drive, Wilmington, DE, New Castle 19808
Cocotier, Inc	100/0	USD 0.001	7
United States – 11 Ranick Drive South, Amityville, NY 11701
BC Cadence Holdings, Inc	55.40/44.60	USD0.01	7
Sundial Brands LLC	55.40/44.60	No Par Value	66
Madam C.J. Walker Enterprises, LLC	55.40/44.60		13
Nyakio LLC	55.40/44.60		13
Uruguay – Camino Carrasco 5975, Montevideu
Unilever Uruguay SCC S.A.	100/0	UYU1.00	1

Name of Undertaking	% holding as between NV /PLC	Nominal Value	Share Class Note
Lever S.A.	100/0	UYP0.10	1
Arisco Productos Alimenticios Uruguay S.A.	64.55/35.45	UYP1.00	1
Unilever del Uruguay S.R.L.	100 /0	UYU1.00	1
Venezuela -Edificio Torre Corp Banca, Piso 15, entre Avenidas Blandín y Los Chaguaramos, Urbanización La Castellana, Caracas
Unilever Andina Venezuela S.A.	100/0	VEB1,000.00	1
Vietnam – Lot A2-3, Tay Bac Cu Chi Industry Zone, Tan An Hoi Ward, Cu Chi District, Ho Chi Minh City
Unilever Vietnam International Company Limited	100/0		13
Zambia – Stand 2375, Corner Addis Ababa Drive & Great East Road, Show Grounds, Lusaka
Unilever South East Africa Zambia Limited	0/100	ZMK2.00	34
	0/100	ZMK2.00	1
Zimbabwe – 2 Stirling Road, Workington, Harare
Unilever – Zimbabwe (Pvt) LimitedΔ	0/100	ZWD2.00	1
SUBSIDIARY UNDERTAKINGS NOT INCLUDED IN THE CONSOLIDATION
Brazil- Pouso Alegre, Minas Gerais, Brazil Av, Prefeito Olavo Gomes, 3701, Suite Repensar, Jardim Mariosa, 37550-000
UBI 3 Participacoes Ltda	64.55/35.45	BRL1.00	5
Bulgaria – 3 Ulitsa Na Uslugite ST, 5000 Veliko Tarnovo
Sladoledena Fabrika EOOD	100/0	BGN 50.00	1
Bulgaria – Ilyu Voyvoda No. 10, Veliko Tarnovo district, 5000 Veliko Tarnovo
Slimfood EOOD	100/0	BGN 100.00	1
Ecuador – Km 25 Vía a Daule, Guayaquil
Visanuasa S.A.	100/0	USD1.00	1
England and Wales – 5th Floor, 6 St Andrew Street, London, EC4A 3AE
Big Sync Music LimitedΔà (67.39)	67.39/0	GBP0.001	35
(99.47)	99.47/0	GBP1.00	36
Catexel LimitedΔà (97.67)	0/97.67	GBP0.01	2
(45.25)	0/45.25	GBP0.01	37
(96.67)	0/96.67	GBP0.01	14
Unilever Ventures General Partner Limitedà	0/100	GBP1.00	1
England and Wales – 100 Victoria Embankment, Blackfriars, London, EC4Y 0DY
Dollar Shave Club Limited	0/100	GBP1.00	1
England and Wales – 1 More London Place, London, SE1 2AF
Unidis Twenty Six Limited (In Liquidation)	0/100	GBP1.00	1
Lever Brothers Port Sunlight Limited	0/100	GBP1.00	1
(in liquidation)
Greece – Kymis ave & 10, Seneka str. GR-145 64 Kifissia
Lipoma Management Consulting SA	100/0	EUR10.00	1
Haiti – Port-au-Prince
Unilever Haiti S.A.	100/0	HTG500,000	56
India – Unilever House, B. D. Sawant Marg, Chakala, Andheri (E), Mumbai 400 099
Bhavishya Alliance Child Nutrition Initiatives (67.19)	0/67.19	INR10.00	1
Hindustan Unilever Foundation (67.21)	0/67.21	INR10.00	1
Israel – Park Zvaim Industrial Area, Beit Shean / Correspondance: P.O.B. 787, Beit Shean, 1090000
PCMR International Limited	55.40/44.60	NIS0.10	1
Iran – No.32, Mokhberb Blvd, Ashrafi Esfashani Exo,.Tehran, Iran Postal Code: 1476785475
Golestan Co. (50.66)	50.66/0		1
Italy – Via Plava, 74 10135 Torino
Equilibra S.R.L.	100/0	EUR 7.80	5
Jamaica – White Marl Street, Spanish Town, PO Box 809, Parish Saint Catherine
Unilever Jamaica Limited	0/100	JMD1.00	1
Kenya – Commercial Street, P.O. BOX 40592-00100, Nairobi
Union East African Trust Limited*	0/100	KES20.00	1
Moldova – 6A Uzinelor Street, Kishinev, MD -2023
Betty Ice Moldova	100/0	MDL 7,809,036.00	1
Morocco – Km 10, Route Cotiere, Ain Sebaa, Casablanca
Societe Commerciale du Rif	0/100	MAD50.00	1
Societe Tangeroise de Parfumerie et d’Hygiene S.A.R.L.	0/100	MAD50.00	1
Netherlands – Weena 455, 3013 AL Rotterdam
Unilever International Holding B.V.*	100/0	EUR1.00	1
Unilever Insurances N.V.	100/0	EUR454.00	1
Netherlands – Jagerskade 17,3552 TL Utrecht
De Korte Weg B.V.	100/0	EUR1.00	1
	100/0	EUR1.00	26
Scotland – 15 Atholl Crescent, Edinburgh, EH3 8HA
Unilever Ventures (SLP) General Partner Limited	0/100	GBP1.00	1
Singapore – 50 Raffles Place #06-00 Singapore Land Tower, Singapore 048623
Big Sync Music Pte. Limitedà (67.39)	67.39/0	USD1.00	1
Sudan – Kafoury, Area (4), Industrial Zone, Khartoum
Unilever Sudanese Investment Company	0/100	SDF10.00	1
United States – 13335 Maxella Ave. Marina del Rey, CA 90292
DSC Distribution, Inc.	55.40/44.60		13
United States – 233 Bleecker Street, New York, 10014
Grom WTC LLC	100/0		13
Grom Century City LLC	100/0		13
United States – Harvard Business Services, Inc. 16192 Coastal Highway, Lewes DE, USA
Big Sync Music Inc. à (67.39)	67.39/0	USD0.01	1

Annual Report on Form 20-F 2018	Group Companies	143

GROUP COMPANIES CONTINUED

Name of Undertaking	% holding as between NV /PLC	Nominal Value	Share Class Note
ASSOCIATED UNDERTAKINGS
Australia – 1-3 Newton Street, Cremorne, VIC 3121
SNDR PTY LTDΔà	100/0	No Par Value	58
Australia – 3 Moss Place, North Melbourne, Victoria 3051
Group 14 Holdings Limited	100/0	No Par Value	71
Bahrain – 161, Road 328, Block 358, Zinj, Manama
Unilever Bahrain Co. W.L.L. (49)	0/49	BHD50.00	1
Brazil – Rod. Dom Gabriel Paulino Bueno Couto, km. 66 – Part
ITB Ice Tea do Brazil Limitada (50)	32.28/17.72	BRL1.00	5
Brazil – Avenue Engenheiro Luiz Carlos Berrini, 105, 16º andar, Ed. Berrini One, Itaim Bibi, CEP 0471/001-00, City of São Paulo, State of São Paulo
Gallo Brasil Distribuição e comércio Limitada (55)	0/55	BRL 1.00	5
Canada – Suite 300-171 West Esplanade, North Vancouver, British Columbia Canada V7M 3K9
A&W Root Beer Beverages Canada Inc. (40)	25.82/14.18	No Par Value	38
Cyprus – 2 Marcou Dracou str., Engomi Industrial Estate, 2409 Nicosia
Unilever PMT LimitedΔ (49)	0/49	EUR1.71	3
England and Wales – Chesterford Research Park, Little Chesterford, Saffron, Waldon CB10 1XL
Arecor LimitedΔà (24.22)	0/24.22	GBP0.01	1
(36.23)	0/36.23	GBP0.01	35
England and Wales – 10 Bloomsbury Way, London, WC1A 2SL
Blis Media LimitedΔà (30.67)	30.67/0	GBP0.00001	39
(0.20)	0.20/0	GBP0.00001	1
England and Wales – 81 Farringdon Street, London, EC4A 4BL
Blow LimitedΔ (6.97)	6.97/0	GBP0.001	1
(49.77)	49.77/0	GBP0.001	57
England and Wales – First Floor, 59-61 High Street West, Glossop SK13 8AZ
CDDM Technology LimitedΔà (49.53)	0/49.53	GBP0.01	36
England and Wales – 2nd Floor, 17 Waterloo Place, London, SW1Y 4AR
Langholm Capital II L.P.	46.30/0		4
England and Wales – Unit 1.8 & 1.9 The Shepherds Building, Charecroft Way, London, England, W14 0EE
SCA Investments LimitedΔà (5.98)	5.98/0	GBP0.001	35
(74.60)	74.60/0	GBP0.001	40
(25.19)	25.19/0	GBP0.001	41
(5.78)	5.78/0	GBP0.001	42
England and Wales – 167 Wimbledon Park Road, London SW18 5RH
THENUDECO LIMITEDΔà (38.95)	38.95/0	GBP0.001	35
England and Wales – Cambridge House, 16 High Street, Saffron Walden, Essex CB10 1AX
Trinny London LimitedΔà (59.43)	59.43/0	GBP0.01	43
(35.82)	35.82/0	GBP0.01	77
England and Wales – 5th Floor, 6 St Andrew Street, London EC4A 3AE
Voltea LimitedΔà (35.58)	0/35.58	EUR0.10	35
(66.83)	0/66.83	EUR0.10	44
(12.44)	0/12.44	EUR0.10	46
(18.14)	0/18.14	EUR0.10	52
(3.56)	0/3.56	EUR0.10	50
England and Wales – Chiswick Green, 610 Chiswick High Road, London W4 5RU
Brand Evanglist for Beauty LimitedΔà	100/0	GBP1.00	43
England and Wales – 127 North Milton Park, Abingdon, Oxfordshire OX14 4SA
P2i LimitedΔà (12.89)	12.89/0	GBP0.0001	1
(5.47)	5.47/0	GBP0.0001	44
(5.47)	5.47/0	GBP0.0001	46
(50)	50/0	GBP1.00	80
England and Wales – 1-2 Hatfields, London, England, SE1 9PG
Limitless Technology LimitedΔà (9.69)	9.69/0	GBP0.001	1
(28.88)	28.88/0	GBP0.001	35
England and Wales – Studio 311, Record Hall, 16-16a Baldwin’s Gardens, London, EC1N 7RJ
Clean Beauty Co LtdΔà (38.75)	38.75/0	GBP0.0001	22
England and Wales – 170 Finchley Road, London, NW3 6BP
GALLINEE LTDΔà (85.11)	85.11/0	GBP0.01	44
France – 7 rue Armand Peugeot, 92500 Rueil-Malmaison
Relais D’or Centrale S.A.S. (49.99)	32.27/17.72	No Par Value	1
Germany – Beerbachstraße 19, 91183 Abenberg
Hans Henglein & Sohn GmbH (50)	32.78/17.22	EUR100,000.00	1
Henglein & Co. Handels-und Beteiligungs GmbH	32/18		4
& Co. KGà (50)
Henglein Geschäftsführungs GmbHà (50)	32/18	DEM 50,000.00	1
Nürnberger Kloßteig NK GmbH & Co. KGà (50)	32/18		4
Germany – Bad Bribaer Straße, 06647 Klosterhäseler
Henglein GmbHà (50)	32/18	DEM 50,000.00	1
Germany – Beerbachstruße 37, 17153 Stavenhagen
Hochreiter Frischteigwaren GmbH (50)	32.78/17.22	DEM250,000.00	1
Indonesia - Wisma Bango Lt.05, Jl.Sulaiman No.32 Sukabumi Utara Kec. Kebon Jeruk, Jakarta Barat 11540
PT Anugrah Mutu Bersama (40)	26.22/13.78	IDR1,000,000.00	1
India – Plot No B-9-10 - Near Huda Market, Sector 32, Gurugram, Gurgaon HR 122001
AAIDEA Solutions Private LimitedΔà (1.08)	1.08/0	INR100.00	75
	100/0	INR100.00	72
(5.72)	5.72/0	INR100.00	73
(8.19)	8.19/0	INR100.00	74
India – 7th Floor, 703/704, Marathon Icon, Off Ganpatrao Kadam Marg, Vir Santaji Marg, Lower Parel, Mumbai-400013

Name of Undertaking	% holding as between NV /PLC	Nominal Value	Share Class Note
Peel-Works Private LimitedΔà (48.15)	48.15/0	INR30.00	63
(16.67)	16.67/0	INR30.00	70
India – 403 Valentina, Hiranandani Estate Thane, Thane West, 400607, Maharashtra
Pureplay Skin Sciences (India) Private Limited	0.10/0	INR100.00	75
(0.10)
(100)	100/0	INR100.00	73
India – 135 Hubtown Solaris, N.S. Phadke Marg, Andheri East-West Flyover Junction, Andheri (East) Mumbai 400069
O(1) India Private Limited (dba Shop101) (0.001)	0.001/0	INR10.00	75
(29.15)	29.15/0	INR100.00	76
Ireland – 70 Sir John Rogersons Quay, Dublin 2
Pepsi Lipton International LimitedΔ	100/0	EUR1.00	52
	100/0	EUR1.00	53
	100/0	EUR1.00	54
	100/0	EUR1.00	55
Israel – Kochav Yokneam Building, 4th Floor, P.O. Box 14, Yokneam Illit 20692
IB Ventures LimitedΔ (99.74)	99.74/0	ILS1.00	14
Japan – #308, 5–4–1, Minami Azabu, Tokyo
Grom Japan K.KΔ (34)	34/0	JPY50,000.00	1
Luxembourg – 5 Heienhaff, L-1736 Senningerberg
Helpling Group Holding S.à r.l.Δà (98.57)	98.57/0	EUR1.00	60
Mauritius – c/o Apex Fund Services (Mauritius) Ltd, 4th Floor, 19 Bank Street, Cyber City, Ebene 72201
Capvent Asia Consumer Fund LimitedΔ (40.47)	40.47/0	USD0.01	78
Oman – Po Box 1711, Ruwi, Postal code 112
Towell Unilever LLC (49)	0/49	OMR10.00	1
Philippines – 11th Avenue corner 39th Street, Bonifacio Triangle, Bonifacio Global City, Taguig City, M.M
Sto Tomas Paco Land CorpΔà	64.55/35.45	PHP1.00	7
Paco Platform 7.5 Inc.Δà	64.55/35.45	PHP1.00	7
Cavite Horizons Land, Inc.à (35.10)	22.66/12.44	PHP1.00	7
	64.55/35.45	PHP10,000.00	14
Industrial Realties, Inc.à (45.40)	29.30/16.1	PHP1.00	7
Philippines – Manggahan Light Industrial Compound, A. Rodriguez Avenue, Bo. Manggahan, Pasig City
WS Holdings Inc.Δà	64.55/35.45	PHP1.00	29
Selecta Walls Land CorpΔà	64.55/35.45	PHP10.00	29
Portugal – Largo Monterroio Mascarenhas, 1,1099–081 Lisboa
Fima Ola – Produtos Alimentares, S.A. (55)	0/55	EUR4,125,000	1
Gallo Worldwide, Limitada(55)	0/55	EUR550,000	5
Grop – Gelado Retail Operation Portugal,
Unipessoal, LDA (55)	0/55	EUR27,500	5
Transportadora Central do Infante, Limitada (54)	0/54	EUR27,000	1
Unilever Fima, Limitada (55)	0/55	EUR14,462,336.00	5
Victor Guedes – Industria e Comercio, S.A. (55)	0/55	EUR275.00	1
Sweden – No 18 Office & Lounge, Briger Jarlsgatan 18,114 34 Stockholm
SachaJuan Haircare ABΔà (76.51)	76.51/0	SEK1.00	9
United Arab Emirates – P.O. Box 49, Dubai
Al Gurg Unilever LLC (49)	0/49	AED1,000.00	1
United Arab Emirates – Po Box 49, Abu Dhabi
Thani Murshid Unilever LLC (49)	0/49	AED1,000.00	1
United States -1679 South Dupont Highway, Suite 100, Dover, Kent County, Delaware 19901
Beauty Bakerie Cosmetics Brand IncΔà (64.69)	64.69/0	USD0.001	58
United States – 2600 Tenth St #101, Berkeley CA 94710
Machine Vantageà (9.86)	9.86/0		7
(49.93)	49.93/0		58
United States – c/o Law Traders Inc., 300 Delaware Ave., Suite 210, in the City of Wilmington, County of New Castle
Quantbiome Inc. (dba Thryve)Δà (23.26)	23.26/0	USD0.00001	59
United States – C/O National Registered Agents, Inc.160 Green Tree Drive, Suite 101, Dover, Delaware 19904
Discuss.io IncΔà (8.76)	8.76/0	USD0.0001	7
(15.36)	15.36/0	USD0.0001	55
(56.59)	43.64/12.95	USD0.0001	58
United States – 700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
Pepsi Lipton Tea Partnership (50)	27.70/22.30		4
United States – 548 Market St #70998, San Francisco, CA 94104-5401
Physic Ventures L.P.à (57.27)	57.27/0		4
United States – 1170 Olinder Court, San Jose, CA 95122
Sunbasket IncΔà (2.93)	2.93/0	USD0.0001	7
(89.03)	89.03/0	USD0.0001	60
(1.92)	1.92/0	USD0.0001	61
United States – 251 Little Falls Drive, Wilmington, Delaware, New Castle 19808
Nutraceutical Wellness Inc (dba Nutrafol)Δà	41.70/0	USD0.0001	62
(41.70)
(56.82)	56.82/0	USD0.0001	51
True Botanicals, IncΔà (37.17)	37.17/0	USD0.0001	81
(12.27)	12.27/0	USD0.0001	82
(25.59)	0/25.59	USD0.0001	83
United – States 850 New Burton Road, in the City of Dover, County of Kent, Delovare, USA
Volition Beauty IncΔà (66.44)	66.44/0	USD0.0001	44

144	Group Companies	Annual Report on Form 20-F 2018

Notes:

1: Ordinary, 2: Ordinary-A, 3: Ordinary-B, 4: Partnership, 5: Quotas, 6: Class- A Common, 7: Common, 8: Class A, 9: Class B, 10: Class C, 11: Class II Common, 12: Class III Common, 13: Membership Interest, 14: Preference, 15: Redeemable Preference, 16: Limited by Guarantee, 17: C Ordinary Shares, 18: Viscountcy, 19: Redeemable Golden Share, 20: Deferred, 21: Ordinary-C, 22: Preferred, 23: Redeemable Preference Class A, 24: Redeemable Preference Class B, 25: Special, 26: Cumulative Preference, 27: 5% Cumulative Preference, 28: Non-Voting Ordinary B, 29: Common B, 30:Management, 31: Dormant, 32: A, 33: B, 34: Cumulative Redeemable Preference, 35: A-Ordinary, 36: Preferred Ordinary, 37: Ordinary-G, 38: Class Common-B, 39: Series A Participating Preference, 40: H-Ordinary, 41: I-Ordinary, 42: J-Ordinary, 43: Series A Preferred Convertible, 44: A Preferred, 45: A1 Preferred, 46: B Preferred, 47: Series 2 Preferred, 48: Series 3 Preferred, 49:Series A2 Convertible Redeemable Preference, 50: D Preferred, 51: Series A-3 Preferred, 52: C Preferred, 53:E Ordinary, 54: G Preferred, 55: Series Seed, 56: Nominal, 57: Preferred A, 58: Series A Preferred, 59: Series Seed-2 Preferred, 60: Series C-2, 61: Series D, 62: Series A1 Preferred, 63: Series B-2 Preference, 64: Class A Interests, 65: Class B Interests, 66. Ownership Units, 67. Seed B CCPS, 68. Office Holders, 69. Security, 70. Series B-3 Preference, 71. Series B Preferred, 72. Series Seed B CPPS, 73. Series A CPPS, 74. Series A2 CPPS, 75. Equity, 76. Series B CPPS, 77. Series B Preferred Convertible, 78. Class A Ordinary Redeemable Non Voting Ordinary, 79. B Ordinary Shares, 80. N Preferred, 81. A-1 Com, 82. A-2 Com, 83. A-3 Com.

*	Indicates an undertaking for which Unilever N.V. has issued a declaration of assumption of liability in accordance with Article 2:403 of the Dutch Civil Code.
o

Indicates an undertaking directly held by N.V. or PLC. All other undertakings are indirectly held. In the case of Hindustan Unilever Limited 51.48% is directly held and the remainder of 15.70% is indirectly held. In the case of Unilever Kenya Limited 39.13% is directly held and the remainder of 60.87% is indirectly held. In the case of Unilever Sri Lanka Limited 5.49% is directly held and the remainder of 94.51% is indirectly held. In the case of Mixhold B.V. 27.71% is directly held and the remainder of 72.29% is indirectly held. In the cases of each of Unilever Gida Sarayi ve Ticaret A.Ş. and Unilever Sarayi ve Ticaret Turk A.Ş. a fractional amount is directly held and the remainder is indirectly held. In the case of United Holdings Limited, the ordinary shares are directly held and the preferred shares are indirectly held. In the case of Mixhold N.V., 55.37% of the ordinary – A shares are directly held, the remainder of 44.63% are indirectly held and the other share classes are indirectly held. In the case of Naamlooze Vernootschap Elma the ordinary shares are directly held and the cumulative preference shares are indirectly held.

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

◇	Accounted for as non-current investments within non-current financial assets.
¥	Exemption pursuant to Section 264b German Commercial Code.

Further to the above disclosures (1) due to the unified board of Unilever N.V. and Unilever PLC, Unilever N.V. and Unilever PLC are each considered to be a subsidiary undertaking of the other in accordance with section 1162 (4) (b) of the Companies Act 2006 and (2) details of holdings of subsidiary undertakings in the share capitals of Unilever N.V. and Unilever PLC are given under the heading Our Shares on pages 38 to 40.

In addition, we have revenues either from our own operations or otherwise in the following locations: Afghanistan, Albania, Andorra, Angola, Antigua, Armenia, Azerbaijan, Bahamas, Barbados, Belarus, Belize, Benin, Bhutan, Bosnia and Herzegovina, Botswana, Brunei Darussalam, Burkina Faso, Burundi, Cameroon, Cape Verde, Central African Republic, Chad, Comoros, Congo, Democratic Republic of Congo, Dominica, Equatorial Guinea, Eritrea, Fiji, Gabon, Gambia, Georgia, Grenada, Guinea, Guinea-Bissau, Guyana, Iceland, Iraq, Kiribati, Kuwait, Kyrgyzstan, Lesotho, Liberia, Libya, Liechtenstein, Luxembourg, Macedonia, Madagascar, Maldives, Mali, Malta, Marshall Islands, Martinique, Mauritania, Mauritius, Micronesia (Federated States of), Monaco, Mongolia, Montenegro, Namibia, Nauru, Palau, Papua New Guinea, Qatar, Saint Kitts and Nevis, Saint Lucia, Saint Vincent and the Grenadines, Samoa, San Marino, Senegal, Seychelles, Sierra Leone, Slovenia, Solomon Islands, Somalia, South Sudan, Sudan, Suriname, Swaziland, Syrian Arab Republic, Tajikistan, Timor Leste, Togo, Tonga, Turkmenistan, Tuvalu, Uzbekistan, Vanuatu and Yemen.

The Group has established branches in Argentina, Azerbaijan, Cote d’Ivoire, Cuba, the Dominican Republic, Kazakhstan, Moldova, the Netherlands, the Philippines, Rwanda, Saudi Arabia, Slovenia, Turkey and United Kingdom.

Annual Report on Form 20-F 2018	Group Companies	145

SHAREHOLDER INFORMATION

FINANCIAL CALENDAR

ANNUAL GENERAL MEETINGS

	Date	Voting Record date	Voting and Registration date
NV	1 May 2019	3 April 2019	24 April 2019
PLC	2 May 2019	–	30 April 2019

QUARTERLY DIVIDENDS

Dates listed below are applicable to all four Unilever listings (NV ordinary shares, PLC ordinary shares, NV New York shares, and PLC ADRs).

	Announcement date	Ex-dividend date	Record date	Payment date
Quarterly dividend announced with the Q4 2018 results	31 January 2019	14 February 2019	15 February 2019	20 March 2019
Quarterly dividend announced with the Q1 2019 results	18 April 2019	2 May 2019	3 May 2019	5 June 2019
Quarterly dividend announced with the Q2 2019 results	25 July 2019	8 August 2019	9 August 2019	11 September 2019
Quarterly dividend announced with the Q3 2019 results	17 October 2019	31 October 2019	1 November 2019	4 December 2019

CONTACT DETAILS

Unilever N.V. and Unilever PLC

100 Victoria Embankment

London EC4Y 0DY

United Kingdom

Institutional Investors telephone +44 (0)20 7822 6830

Any queries can also be sent to us electronically via

Contact Us

Private Shareholders telephone +44 (0)20 7822 5500

Private Shareholders can email us at

shareholder.services@unilever.com

SHARE REGISTRATION

THE NETHERLANDS

SGG Financial Services B.V.
Hoogoorddreef 15
1101 BA Amsterdam
Telephone	+31 (0)20 522 25 10
Telefax	+31 (0)20 522 25 00
Website	www.sgggroup.com
Email	registerunilever@sgggroup.com

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

There is a section on our website designed specifically for investors. It includes detailed coverage of the Unilever share price, our quarterly and annual results, performance charts, financial news and investor relations speeches and presentations. It also includes details of the 2018 Share Buyback programme and conference and investor/analyst presentations.

You can also view the Unilever Annual Report and Accounts 2018 (and the Additional Information for US Listing Purposes) on our website, and those for prior years.

www.unilever.com

www.unilever.com/investorrelations

www.unilever.com/investor-relations/annual-report-and-accounts/

PUBLICATIONS

Copies of the Unilever Annual Report and Accounts 2018 (and the Additional Information for US Listing Purposes) and the Annual Report on Form 20-F 2018 can be accessed directly or ordered via the website.

www.unilever.com/investorrelations

UNILEVER ANNUAL REPORT AND ACCOUNTS 2018

The Unilever Annual Report and Accounts 2018 (and the Additional Information for US Listing Purposes) forms the basis for the Annual Report on Form 20-F that is filed with the United States Securities and Exchange Commission, which is also available free of charge from their website.

www.sec.gov

QUARTERLY RESULTS ANNOUNCEMENTS

Are in English with figures in euros.

146	Shareholder Information	Annual Report on Form 20-F 2018

INDEX

Accounting policies	79-82, 130-131, 135
Acquisitions	122-124
Americas, The	84, 86, 98-99
Annual General Meetings	146
Asia/AMET/RUB	84, 86, 99
Associates	83-84, 101-102, 126, 144
Audit Committee	3, 43-45
Auditors	20, 44, 66-74
Balance sheet	22, 77, 129, 134, 160-161
Beauty & Personal Care	6, 11, 21, 24, 26, 82-83, 164-165
Biographies	3, 5
Board committees	36, 43-65
Boards	3, 36-51
Bonds and other loans	109
Brands	10-18, 23, 122-123, 164, 166
Capital expenditure	22, 100-101, 166
Cash	22, 25, 77-78, 116-117, 157, 166

Cash flow statement	78, 162
Cautionary statement /safe harbour	Inside back cover

Chairman	2-3
Chief Executive Officer	4-5, 36, 50-65
Commitments	23, 100, 120-122, 133, 137
Company accounts	128-137
Compensation Committee	3, 50-65
Comprehensive income	75, 128, 158-159

Connected 4 Growth	16
Constant underlying earnings per share	25, 165

Contingent liabilities	120-122, 133, 137
Corporate governance	36-49
Corporate responsibility	46-48
Corporate Responsibility Committee	46-48
Deferred tax	95, 130, 132
Depreciation	83, 85, 100-101
Directors’ responsibilities	66
Directors’ remuneration	50-65
Disposals	20-25, 122-124
Diversity	16, 19
Dividends	18, 97, 146, 151
Divisions	11-12, 21, 24, 83, 99
Earnings per share	18, 20, 75, 96, 157, 163
Employees	16, 31, 40, 86, 133, 150
Equalisation Agreement	36, 105, 133, 151-152
Equity	76-77, 96, 105-107, 134
Europe	84, 86, 99
Exchange rates	23, 79, 112
Executive Directors	3, 50-65, 86, 150
Finance and liquidity	22, 100-115, 165
Finance costs and finance income	93
Financial assets	77, 116-117
Financial calendar	146
Financial instruments	80, 104-120, 166
Financial liabilities	104-109
Financial review	20-26, 163-166

Foods & Refreshment	6, 11, 21, 24, 26, 82-83, 164-165
Free cash flow	18, 22, 25, 166
Geographies	84
Goodwill	97-99, 130
Gross profit	85

Group companies	138-145

Home Care	6, 12, 21, 24, 26, 82-83, 164

Impairment	97-99, 116
Income statement	20, 75, 128, 157
Innovation	10
Intangible assets	97-99
International Financial Reporting Standards	66, 79, 130, 135

Inventories	102
Joint ventures	83-84, 101-102, 126

Key management	86, 92
Key Performance Indicators	6-7
Leases	120-122
Market capitalisation	22
Net debt	26, 113-114, 166
Nominating and Corporate Governance Committee	48-49
Non-underlying items	24, 85
Non-Executive Directors	3, 37, 50-65, 86
Non-GAAP measures	23-26, 165-166
Operating costs	85-86

Operating profit	20-22, 75, 128, 159
Organisational Structure	36
Outlook	166
Payables	103-104
Pensions and similar obligations	87-92
Property, plant and equipment	100-101, 167
Provisions	120
Receivables	102-103, 132, 136
Related party transactions	126, 151
Research and development	85

Reserves	76, 104, 106, 128, 133, 136
Restructuring	85, 120
Return on assets	26
Return on invested capital	26
Revenue	43, 81-82
Risk management and control	27, 44
Risks	27-35
Segment information	82-84
Share-based payments	92-93
Share buyback programme	38-39, 105, 126, 133, 137, 156
Share capital	38-39, 76-77, 105, 132, 136
Shareholders	18, 38-39, 151
Share registration	146
Significant subsidiaries	127
Simplification	18
Staff costs	86
Strategy	10
Taxation	94-96
Total shareholder return	62
Treasury	32, 110-115
Turnover	20-21, 75, 82-84, 128, 157, 160
Underlying earnings per share	24, 96, 163
Underlying effective tax rate	25, 94, 165
Underlying operating margin	25, 165
Underlying operating profit	25, 82-84, 163-164
Underlying sales growth	23-24, 163-165
Underlying volume growth	23-24, 163-165
Unilever Leadership Executive	5
Voting	38-39
Website	146
Zero based budgeting	10, 18

Annual Report on Form 20-F 2018	Index	147

ADDITIONAL INFORMATION FOR US LISTING PURPOSES

FORM 20-F REFERENCES
Item 1	Identity of Directors, Senior Management and Advisers		n/a

Item 2	Offer Statistics and Expected Timetable		n/a

Item 3	Key Information

	A.	Selected Financial Data	105, 151, 157 – 158

	B.	Capitalisation and Indebtedness	n/a

	C.	Reasons for the offer and use of proceeds	n/a

	D.	Risk factors	27 – 33

Item 4	Information on the Company

	A.	History and development of the company	2, 4, 11 – 18, 20 – 26, 36, 38 – 39, 42, 78, 100 – 101, 122 – 124, 146, 163 – 166

	B.	Business overview	1, 8 – 18, 20 – 26, 31, 36, 95 – 97, 163 – 167

	C.	Organisational structure	36, 127, 138 – 145

	D.	Property, plant and equipment	100 – 101, 167

Item 4A	Unresolved Staff Comments		n/a

Item 5	Operating and Financial Review and Prospects

	A.	Operating results	6, 8, 20 – 26, 31, 112 – 119, 163 – 166

	B.	Liquidity and capital resources	22, 27, 66, 78, 100 – 101, 104, 108 – 122, 166

	C.	Research and development, patents and licences, etc.	9, 11 – 14, 85 – 86

	D.	Trend information	4 – 5, 8, 20 – 26, 28 – 33, 166

	E.	Off-balance sheet arrangements	110 – 115, 118 – 122

	F.	Tabular disclosure of contractual obligations	23

	G.	Safe harbour	inside back cover

Item 6	Directors, Senior Management and Employees

	A.	Directors and senior management	3, 150

	B.	Compensation	50 – 64, 86 – 93

	C.	Board practices	3, 36 – 37, 43 – 45, 48, 50, 60, 62, 150

	D.	Employees	86, 150

	E.	Share ownership	52 – 59, 92 -93, 150

Item 7	Major Shareholders and Related Party Transactions

	A.	Major shareholders	38 – 40, 151

	B.	Related party transactions	126 , 151

	C.	Interest of experts and counsel	n/a

Item 8	Financial Information

	A.	Consolidated statements and other financial information	66 – 137, 146, 151, 158 – 162

	B.	Significant changes	127

Item 9	The Offer and Listing

	A.	Offer and listing details	38 – 39

	B.	Plan of distribution	n/a

	C.	Markets	38 – 39

	D.	Selling shareholders	n/a

	E.	Dilution	n/a

	F.	Expenses of the issue	n/a

Item 10	Additional Information

	A.	Share capital	n/a

	B.	Articles of association	36 – 42, 48, 58, 152

	C.	Material contracts	36, 41

	D.	Exchange controls	152

	E.	Taxation	153 – 154

	F.	Dividends and paying agents	n/a

	G.	Statement by experts	n/a

	H.	Documents on display	146, 152

	I.	Subsidiary information	n/a

148	Additional Information for US Listing Purposes	Annual Report on Form 20-F 2018

Item 11	Quantitative and Qualitative Disclosures About Market Risk		87 – 92, 102 – 120, 166

Item 12	Description of Securities Other than Equity Securities

	A.	Description of debt securities	n/a

	B.	Description of warrants and rights	n/a

	C.	Description of other securities	n/a

	D.1	Name of depositary and address of principal executive	n/a

	D.2	Title of ADRS and brief description of provisions	n/a

	D.3	Transfer agent fees and charges	155

	D.4	Transfer agent payments	155

Item 13	Defaults, Dividend Arrearages and Delinquencies

	A.	Defaults	155

	B.	Dividend arrearages and delinquencies	155

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds		n/a

Item 15	Controls and Procedures		42, 67 – 74, 156

Item 16	Reserved

	A.	Audit Committee Financial Expert	37, 43

	B.	Code of Ethics	27, 42, 46

	C.	Principal Accountant Fees and Services	45, 156

	D.	Exemptions From The Listing Standards For Audit Committees	n/a

	E.	Purchases Of Equity Securities By The Issuer and Affiliated Purchasers	38 – 39, 126, 156

	F.	Change in Registrant’s Certifying Accountant	n/a

	G.	Corporate Governance	42

	H.	Mine Safety Disclosures	n/a

Item 17	Financial Statements		67, 75 – 127, 158 – 162

Item 18	Financial Statements		67, 75 – 127, 158 – 162

Item 19	Exhibits	Please refer to the Exhibit list located immediately following the signature page for this document as filed with the SEC.

Annual Report on Form 20-F 2018	Additional Information for US Listing Purposes	149

ADDITIONAL INFORMATION FOR US LISTING PURPOSES CONTINUED

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

EMPLOYEES

The average number of employees for the last three years is provided in note 4A on page 86. The average number of employees during 2018 included 7,996 seasonal workers. We believe our relationship with our employees and any labour unions of which they may be part is satisfactory in all material respects.

GLOBAL EMPLOYEE SHARE PLANS (SHARES)

In November 2014, Unilever’s global employee plan ‘SHARES’ was launched in 17 countries. SHARES gives eligible Unilever employees below senior management level the opportunity to invest between €25 and €200 per month from their net salary in Unilever shares. For every three shares our employees buy (Investment Shares), Unilever will give them one free Matching Share, which will vest if employees hold their Investment Shares for at least three years. The Matching Shares are not subject to any performance conditions. In 2015, SHARES was rolled out globally and is now offered in more than 100 countries. Executive Directors are not eligible to participate in SHARES. As of 21 February 2019, awards for 291,657 NV and 219,423 PLC shares were outstanding under SHARES.

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

150	Additional Information for US Listing Purposes	Annual Report on Form 20-F 2018

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

The voting rights of the significant shareholders of NV and PLC are the same as for other holders of the class of share held by such significant shareholder.

The principal trading markets upon which Unilever shares are listed are Euronext Amsterdam for NV ordinary shares and the depositary receipts thereof, and the London Stock Exchange for PLC ordinary shares. NV ordinary shares mainly trade in the form of depositary receipts for shares.

In the United States, NV New York Registry Shares and PLC American Depositary Receipts are traded on the New York Stock Exchange. Deutsche Bank Trust Company Americas (Deutsche Bank) acts for NV and PLC as issuer, transfer agent and, in respect of the PLC American Depositary Receipts, depositary.

At 21 February 2019 (the latest practicable date for inclusion in this report), there were 4,134 registered holders of NV New York Registry Shares and 841 registered holders of PLC American Depositary Receipts in the United States. We estimate that approximately 10% of NV’s ordinary shares (including shares underlying NV New York Registry shares) were held in the United States (approximately 11% in 2017) and approximately 11% of PLC’s ordinary shares (including shares underlying PLC American Depositary Receipts) were held in the United States (approximately 10% in 2017).

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

RELATED PARTY TRANSACTIONS

Transactions with related parties are conducted in accordance with agreed transfer pricing policies and include sales to joint ventures and associates. Other than those disclosed in Notes 23 to 24 to the consolidated financial statements (and incorporated herein as above), there were no related party transactions that were material to the Group or to the related parties concerned that are required to be reported in 2018 up to 21 February 2019 (the latest practicable date for inclusion in this report).

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

	2018	2017	2016	2015	2014

Dividends declared for the year
NV dividends

Dividend per €0.16	€1.55	€1.43	€1.28	€1.21	€1.14

Dividend per €0.16 (US Registry)	$1.82	$1.66	$1.42	$1.32	$1.47

PLC dividends

Dividend per 3 1/9p	£1.35	£1.26	€1.09	£0.88	£0.90

Dividend per 3 1/9p (US Registry)	$1.82	$1.66	$1.42	$1.32	$1.47

Dividends paid during the year

NV dividends

Dividend per €0.16	€1.52	€1.40	€1.26	€1.19	€1.12

Dividend per €0.16 (US Registry)	$1.83	$1.56	$1.40	$1.32	$1.51

PLC dividends

Dividend per 3 1/9p	£1.33	£1.22	€1.04	£0.87	£0.91

Dividend per 3 1/9p (US Registry)	$1.83	$1.56	$1.40	$1.32	$1.51

Annual Report on Form 20-F 2018	Additional Information for US Listing Purposes	151

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

MATERIAL CONTRACTS

The descriptions of the foundation agreements set forth in the Unilever Annual Report and Accounts 2018 do not purport to be complete and are qualified in their entirety by reference to the Equalisation Agreement between NV and PLC, the Deed of Mutual Covenants and the Agreement for Mutual Guarantees of Borrowing, including all amendments thereto, filed as Exhibits 4.1(a), 4.1(b) and 4.1(c), respectively, to this report, which are incorporated herein by reference.

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

UNILEVER ANNUAL REPORT ON FORM 20-F 2018

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

152	Additional Information for US Listing Purposes	Annual Report on Form 20-F 2018

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

Annual Report on Form 20-F 2018	Additional Information for US Listing Purposes	153

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

154	Additional Information for US Listing Purposes	Annual Report on Form 20-F 2018

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

TRANSFER AGENT PAYMENTS – FISCAL YEAR 2018 FOR NV

In relation to 2018, NV received $612,500.00 from Deutsche Bank, the transfer agent and registrar for its New York Registered Share program since 1 July 2014, including the reimbursement of listing fees (NYSE), reimbursement of settlement infrastructure fees (including DTC feeds), reimbursement of proxy process expenses (printing, postage and distribution), tax reclaim services and program-related expenses (that include expenses incurred from the requirements of the Sarbanes-Oxley Act of 2002).

DEPOSITARY PAYMENTS – FISCAL YEAR 2018 FOR PLC

In relation to 2018, PLC received $1,774,188.02 from Deutsche Bank, the depositary bank for its American Depositary Receipt Program since 1 July 2014, including processing of cash distributions, reimbursement of listing fees (NYSE), reimbursement of settlement infrastructure fees (including DTC feeds), reimbursement of proxy process expenses (printing, postage and distribution), dividend fees and program-related expenses (that include expenses incurred from the requirements of the Sarbanes-Oxley Act of 2002).

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

Annual Report on Form 20-F 2018	Additional Information for US Listing Purposes	155

ADDITIONAL INFORMATION FOR US LISTING PURPOSES CONTINUED

PURCHASES OF EQUITY SECURITIES

SHARE PURCHASES DURING 2018

Please also refer to ‘Our shares’ section on pages 38 to 39.

				€ million
			Of which, number of	Maximum value that
			shares purchased	may yet be purchased
	Total number of	Average price	as part of publicly	as part of publicly
	shares purchased	paid per share (€)	announced plans(b)	announced plans

January

February

March

April(a)	6,222,000	45.63	–

May	26,547,961	47.62	26,547,961

June	26,492,822	47.16	26,492,822

July	20,461,397	48.41	20,461,397

August	20,971,789	49.50	20,971,789

September	15,866,919	48.16	15,866,919

October	8,591,175	46.67	8,591,175

November	6,506,538	47.75	6,506,538

December

Total	131,660,601		125,438,601

(a)	6,222,000 shares were purchased to satisfy commitments to deliver shares under our share-based plans as described in note 4C ‘Share-based compensation plans’ on pages 92 and 93.
(b)	On 19 April 2018 Unilever announced a share buyback programme of €6 billion in 2018.

Between 31 December 2018 and 21 February 2019 (the latest practicable date for inclusion in this report) neither NV or PLC conducted any share repurchases.

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

•

Management has assessed the effectiveness of internal control over financial reporting as of 31 December 2018, and has concluded that such internal control over financial reporting is effective. Management’s assessment and conclusion excludes Adityaa Milk, Equilibra, Betty Ice, Denny Ice, and Vegetarian Butcher from this assessment, as they were acquired on 27 September 2018, 1 October 2018, 1 November 2018, 3 December 2018, and 31 December 2018 respectively. These entities are included in our 2018 consolidated financial statements, and together they constituted approximately 0.5% of our total assets as at 31 December 2018 and approximately 0.02% of total turnover for the year ended 31 December 2018; and

•

KPMG LLP and KPMG Accountants N.V., who have audited the consolidated financial statements of the Group for the year ended 31 December 2018, have also audited the effectiveness of internal control over financial reporting as at 31 December 2018 and have issued an attestation report on internal control over financial reporting.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

	€ million 2018		€ million 2017		€ million 2016

Audit fees(a)	16		14		14

Audit-related fees(b)	5	(d)	5	(d)	–	(c)

Tax fees	–	(c)	–	(c)	–	(c)

All other fees	–	(c)	–	(c)	–	(c)

(a)

Amount payable to KPMG in respect of services supplied to associated pension schemes was less than €1 million individually and in aggregate (2017: less than €1 million individually and in aggregate; 2016: less than €1 million individually and in aggregate).

(b)	Includes other audit services which comprise audit and similar work that regulations or agreements with third parties require the auditors to undertake.
(c)	Amounts paid in relation to each type of service are individually less than €1 million. In aggregate the fees paid were less than €1 million (2017: €1 million, 2016: €1 million).
(d)	2018 includes €4 million (2017: €5 million) for audits and reviews of carve-out financial statements of the Spreads business and €1 million (2017: €Nil) for assurance work on Simplification.

156	Additional Information for US Listing Purposes	Annual Report on Form 20-F 2018

SELECTED FINANCIAL DATA

The schedules below provide the Group’s selected financial data for the five most recent financial years.

	€ million	€ million	€ million	€ million	€ million
Consolidated income statement	2018	2017	2016	2015	2014
Turnover	50,982	53,715	52,713	53,272	48,436

Operating profit	12,535	8,857	7,801	7,515	7,980

Net finance costs	(481)	(877)	(563)	(493)	(477)

Net monetary gain arising from hyperinflationary economies	122	–	–	–	–

Share of net profit/(loss) of joint ventures and associates and other income/(loss) from non-current investments	207	173	231	198	143

Profit before taxation	12,383	8,153	7,469	7,220	7,646

Taxation	(2,575)	(1,667)	(1,922)	(1,961)	(2,131)

Net profit	9,808	6,486	5,547	5,259	5,515

Attributable to:

Non-controlling interests	419	433	363	350	344

Shareholders’ equity	9,389	6,053	5,184	4,909	5,171

	€ million	€ million	€ million	€ million	€ million
Combined earnings per share(a)	2018	2017	2016	2015	2014

Basic earnings per share	3.50	2.16	1.83	1.73	1.82

Diluted earnings per share	3.48	2.15	1.82	1.72	1.79
(a) For the basis of the calculations of combined earnings per share see note 7 ‘Combined earnings per share’ on page 96.

	€ million	€ million	€ million	€ million	€ million
Consolidated balance sheet	2018	2017	2016	2015	2014

Non-current assets	43,975	43,302	42,545	39,612	35,680

Current assets	15,481	16,983	13,884	12,686	12,347

Total assets	59,456	60,285	56,429	52,298	48,027

Current liabilities	19,772	23,177	20,556	20,019	19,642

Non-current liabilities	27,392	22,721	18,893	16,197	14,122

Total liabilities	47,164	45,898	39,449	36,216	33,764

Share Capital	464	484	484	484	484

Reserves	11,108	13,145	15,870	14,955	13,167

Non-controlling interests	720	758	626	643	612

Total equity	12,292	14,387	16,980	16,082	14,263

Total liabilities and equity	59,456	60,285	56,429	52,298	48,027

	€ million	€ million	€ million	€ million	€ million
Consolidated cash flow statement	2018	2017	2016	2015	2014

Net cash flow from operating activities	6,753	7,292	7,047	7,330	5,543

Net cash flow from/(used in) investing activities	4,644	(5,879)	(3,188)	(3,539)	(341)

Net cash flow from/(used in) financing activities	(11,548)	(1,433)	(3,073)	(3,032)	(5,190)

Net increase/(decrease) in cash and cash equivalents	(151)	(20)	786	759	12

Cash and cash equivalents at the beginning of the year	3,169	3,198	2,128	1,910	2,044

Effect of foreign exchange rates	72	(9)	284	(541)	(146)

Cash and cash equivalents at the end of the year	3,090	3,169	3,198	2,128	1,910

Annual Report on Form 20-F 2018	Additional Information for US Listing Purposes	157

ADDITIONAL INFORMATION FOR US LISTING PURPOSES CONTINUED

Ratios and other metrics	2018	2017	2016	2015	2014
Operating margin (%)	24.6	16.5	14.8	14.1	16.5
Net profit margin (%)(a)	18.4	11.3	9.8	9.2	10.7
Number of Shares issued
Unilever N.V. ordinary shares (Millions of units)	1,715	1,715	1,715	1,715	1,715
Unilever N.V. special shares (units)	2,400	2,400	2,400	2,400	2,400
Unilever PLC ordinary shares (Millions of units)	1,187	1,310	1,310	1,310	1,310
Unilever PLC deferred stock (units)	100,000	100,000	100,000	100,000	100,000

(a)	Net profit margin is expressed as net profit attributable to shareholders’ equity as a percentage of turnover.

GUARANTOR STATEMENTS (AUDITED)

On 27 July 2017, Unilever N.V. and Unilever Capital Corporation (UCC) filed a US Shelf registration, which is unconditionally and fully guaranteed, jointly and severally, by Unilever N.V., Unilever PLC and Unilever United States, Inc. (UNUS) and that superseded the NV and UCC US Shelf registration filed on 30 September 2014, which was unconditionally and fully guaranteed, jointly and severally, by NV, PLC and UNUS. UCC and UNUS are each indirectly 100% owned by the Unilever parent entities (as defined below). Of the US Shelf registration, $12.5 billion of Notes were outstanding at 31 December 2018 (2017: $8.9 billion; 2016: $6.3 billion) with coupons ranging from 1.375% to 5.9%. These Notes are repayable between 15 February 2019 and 15 November 2032.

Provided below are the income statements, cash flow statements and balance sheets of each of the companies discussed above, together with the income statement, cash flow statement and balance sheet of non-guarantor subsidiaries. These have been prepared under the historical cost convention and, aside from the basis of accounting for investments at net asset value (equity accounting), comply in all material respects with International Financial Reporting Standards. The financial information in respect of NV, PLC and UNUS has been prepared with all subsidiaries accounted for on an equity basis. Information on NV and PLC is shown collectively as Unilever parent entities. The financial information in respect of the non–guarantor subsidiaries has been prepared on a consolidated basis.

	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever Capital		Unilever United
	Corporation	Unilever (a)	States Inc.	Non-
Income statement for the year ended 31 December 2018	subsidiary issuer	parent entities	subsidiary guarantor	guarantor subsidiaries	Eliminations	Unilever Group

Turnover	–	–	–	50,982	–	50,982

Operating profit	–	1,985	(4)	10,554	–	12,535

Net finance income/(costs)	–	(104)	(426)	74	–	(456)

Pensions and similar obligations	–	(2)	(19)	(4)	–	(25)

Other income/(losses)	–	–	–	207	–	207

Premium paid on buyback of preference shares	–	(382)	–	382	–	–

Net monetary gain arising from hyperinflationary economies	–	–	–	122	–	122

Profit before taxation	–	1,497	(449)	11,335	–	12,383

Taxation	–	(199)	–	(2,376)	–	(2,575)

Net profit before subsidiaries	–	1,298	(449)	8,959		9,808

Equity earnings of subsidiaries	–	8,091	1,787	(20,326)	10,448	–

Net profit	–	9,389	1,338	(11,367)	10,448	9,808

Attributable to:

Non-controlling interests	–	–	–	419	–	419

Shareholders’ equity	–	9,389	1,338	(11,786)	10,448	9,389

Other comprehensive income	–	(24)	25	(1,194)	–	(1,193)
Total comprehensive income	–	9,365	1,363	(12,561)	10,448	8,615

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

158	Additional Information for US Listing Purposes	Annual Report on Form 20-F 2018

	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever		Unilever
	Capital		United
	Corporation	Unilever (a)	States Inc.	Non-
Income statement	subsidiary	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2017	issuer	entities	guarantor	subsidiaries	Eliminations	Group

Turnover	–	–	–	53,715	–	53,715

Operating profit	–	997	(4)	7,864	–	8,857

Net finance income/(costs)	1	(109)	(379)	88	–	(399)

Pensions and similar obligations	–	(2)	(24)	(70)	–	(96)

Other income/(losses)	–	–	–	173	–	173

Premium paid on buyback of preference shares	–	–	–	(382)	–	(382)

Profit before taxation	1	886	(407)	7,673	–	8,153

Taxation	–	(165)	–	(1,502)	–	(1,667)

Net profit before subsidiaries	1	721	(407)	6,171	–	6,486

Equity earnings of subsidiaries	–	5,332	1,721	(10,298)	3,245	–

Net profit	1	6,053	1,314	(4,127)	3,245	6,486

Attributable to:

Non-controlling interests	–	–	–	433	–	433

Shareholders’ equity	1	6,053	1,314	(4,560)	3,245	6,053

Other comprehensive income	–	(75)	(156)	455	–	224
Total comprehensive income	1	5,978	1,158	(3,672)	3,245	6,710

	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever		Unilever
	Capital		United
	Corporation	Unilever (a)	States Inc.	Non-
Income statement	subsidiary	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2016	issuer	entities	guarantor	subsidiaries	Eliminations	Group

Turnover	–	–	–	52,713	–	52,713

Operating profit	–	269	(5)	7,537	–	7,801

Net finance income/(costs)	1	(110)	(331)	(29)	–	(469)

Pensions and similar obligations	–	(3)	(27)	(64)	–	(94)

Other income/(losses)	–	–	–	231	–	231

Premium paid on buyback of preference shares	–	–	–	–	–	–

Profit before taxation	1	156	(363)	7,675	–	7,469

Taxation	–	(114)	–	(1,808)	–	(1,922)

Net profit before subsidiaries	1	42	(363)	5,867	–	5,547

Equity earnings of subsidiaries	–	5,142	804	(4,559)	(1,387)	–

Net profit	1	5,184	441	1,308	(1,387)	5,547

Attributable to:

Non-controlling interests	–	–	–	363	–	363

Shareholders’ equity	1	5,184	441	945	(1,387)	5,184

Other comprehensive income	–	(14)	27	(791)	–	(778)
Total comprehensive income	1	5,170	468	517	(1,387)	4,769

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

Annual Report on Form 20-F 2018	Additional Information for US Listing Purposes	159

ADDITIONAL INFORMATION FOR US LISTING PURPOSES CONTINUED

	€ million	€ million		€ million	€ million	€ million	€ million
	Unilever			Unilever
	Capital			United
	Corporation	Unilever	(a)	States Inc.	Non-
Balance sheet	subsidiary	parent		subsidiary	guarantor		Unilever
at 31 December 2018	issuer	entities		guarantor	subsidiaries	Eliminations	Group

Assets

Non-current assets

Goodwill and intangible assets	–	3,058		–	26,435	–	29,493

Deferred tax assets	–	–		4	1,113	–	1,117

Other non-current assets	–	20		2	13,343	–	13,365

Amounts due from group companies	17,211	10,379		–	–	(27,590)	–

Net assets of subsidiaries (equity accounted)	–	22,299		22,463	–	(44,762)	–

	17,211	35,756		22,469	40,891	(72,352)	43,975

Current assets

Amounts due from group companies	–	11,883		5,413	33,032	(50,328)	–

Trade and other current receivables	–	155		4	6,326	–	6,485

Current tax assets	–	15		–	457	–	472

Other current assets	6	7		–	8,511	–	8,524

	6	12,060		5,417	48,326	(50,328)	15,481

Total assets	17,217	47,816		27,886	89,217	(122,680)	59,456

Liabilities

Current liabilities

Financial liabilities	2,381	30		2	822	–	3,235

Amounts due to group companies	4,895	25,010		3,127	17,296	(50,328)	–

Trade payables and other current liabilities	96	327		15	14,019	–	14,457

Current tax liabilities	–	–		72	1,373	–	1,445

Other current liabilities	–	2		–	633	–	635

	7,372	25,369		3,216	34,143	(50,328)	19,772

Non-current liabilities

Financial liabilities	9,525	10,767		–	1,358	–	21,650

Amounts due to group companies	–	–		13,290	14,300	(27,590)	–

Pensions and post-retirement healthcare liabilities:

Funded schemes in deficit	–	7		136	1,066	–	1,209

Unfunded schemes	–	87		388	918	–	1,393

Other non-current liabilities	–	141		1	2,998	–	3,140

	9,525	11,002		13,815	20,640	(27,590)	27,392

Total liabilities	16,897	36,371		17,031	54,783	(77,918)	47,164

Shareholders’ equity	320	11,445		10,855	33,714	(44,762)	11,572

Non-controlling interests	–	–		–	720	–	720

Total equity	320	11,445		10,855	34,434	(44,762)	12,292

Total liabilities and equity	17,217	47,816		27,886	89,217	(122,680)	59,456

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

160	Additional Information for US Listing Purposes	Annual Report on Form 20-F 2018

	€ million	€ million		€ million	€ million	€ million	€ million
	Unilever			Unilever
	Capital			United
	Corporation	Unilever	(a)	States Inc.	Non-
Balance sheet	subsidiary	parent		subsidiary	guarantor		Unilever
at 31 December 2017	issuer	entities		guarantor	subsidiaries	Eliminations	Group

Assets

Non-current assets

Goodwill and intangible assets	–	2,143		–	26,258	–	28,401

Deferred tax assets	–	90		48	947	–	1,085

Other non-current assets	–	6		2	13,808	–	13,816

Amounts due from group companies	17,132	7,099		–	–	(24,231)	–

Net assets of subsidiaries (equity accounted)	–	35,933		21,568	–	(57,501)	–

	17,132	45,271		21,618	41,013	(81,732)	43,302

Current assets

Amounts due from group companies	–	6,119		5,318	32,445	(43,882)	–

Trade and other current receivables	–	51		3	5,168	–	5,222

Current tax assets	–	57		9	422	–	488

Other current assets	–	39		–	11,234	–	11,273

	–	6,266		5,330	49,269	(43,882)	16,983

Total assets	17,132	51,537		26,948	90,282	(125,614)	60,285

Liabilities

Current liabilities

Financial liabilities	2,420	4,685		1	862	–	7,968

Amounts due to group companies	6,964	25,457		24	11,437	(43,882)	–

Trade payables and other current liabilities	65	215		11	13,135	–	13,426

Current tax liabilities	–	–		–	1,088	–	1,088

Other current liabilities	–	5		–	690	–	695

	9,449	30,362		36	27,212	(43,882)	23,177
Non-current liabilities

Financial liabilities	7,377	7,571		–	1,514	–	16,462

Amounts due to group companies	–	–		14,517	9,714	(24,231)	–

Pensions and post-retirement healthcare liabilities:

Funded schemes in deficit	–	8		103	1,114	–	1,225

Unfunded schemes	–	93		439	977	–	1,509

Other non-current liabilities	–	5		1	3,519	–	3,525

	7,377	7,677		15,060	16,838	(24,231)	22,721

Total liabilities	16,826	38,039		15,096	44,050	(68,113)	45,898

Shareholders’ equity	306	13,498		11,852	45,474	(57,501)	13,629

Non-controlling interests	–	–		–	758	–	758

Total equity	306	13,498		11,852	46,232	(57,501)	14,387

Total liabilities and equity	17,132	51,537		26,948	90,282	(125,614)	60,285

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

Annual Report on Form 20-F 2018	Additional Information for US Listing Purposes	161

ADDITIONAL INFORMATION FOR US LISTING PURPOSES CONTINUED

	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever		Unilever
	Capital		United
	Corporation	Unilever (a)	States Inc.	Non-
Cash flow statement	subsidiary	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2018	issuer	entities	guarantor	subsidiaries	Eliminations	Group

Net cash flow from/(used in) operating activities	–	945	(6)	5,814	–	6,753

Net cash flow from/(used in) investing activities	1,088	1,196	(63)	4,619	(2,196)	4,644

Net cash flow from/(used in) financing activities	(1,097)	(2,183)	69	(10,533)	2,196	(11,548)

Net increase/(decrease) in cash and cash equivalents	(9)	(42)	–	(100)	–	(151)

Cash and cash equivalents at beginning of year	–	23	(1)	3,147	–	3,169

Effect of foreign exchange rates	15	26	–	31	–	72

Cash and cash equivalents at end of year	6	7	(1)	3,078	–	3,090

	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever		Unilever
	Capital		United
	Corporation	Unilever (a)	States Inc.	Non-
Cash flow statement	subsidiary	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2017	issuer	entities	guarantor	subsidiaries	Eliminations	Group

Net cash flow from/(used in) operating activities	–	941	(40)	6,391	–	7,292

Net cash flow from/(used in) investing activities	(3,884)	(7,123)	(1,062)	5,136	1,054	(5,879)

Net cash flow from/(used in) financing activities	3,873	6,261	1,103	(11,616)	(1,054)	(1,433)

Net increase/(decrease) in cash and cash equivalents	(11)	79	1	(89)	–	(20)

Cash and cash equivalents at beginning of year	–	5	(2)	3,195	–	3,198

Effect of foreign exchange rates	11	(61)	–	41	–	(9)

Cash and cash equivalents at end of year	–	23	(1)	3,147	–	3,169

	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever		Unilever
	Capital		United
	Corporation	Unilever (a)	States Inc.	Non-
Cash flow statement	subsidiary	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2016	issuer	entities	guarantor	subsidiaries	Eliminations	Group

Net cash flow from/(used in) operating activities	–	45	(177)	7,179	–	7,047

Net cash flow from/(used in) investing activities	(1,053)	(679)	(783)	(1,712)	1,039	(3,188)

Net cash flow from/(used in) financing activities	1,048	621	959	(4,662)	(1,039)	(3,073)

Net increase/(decrease) in cash and cash equivalents	(5)	(13)	(1)	805	–	786

Cash and cash equivalents at beginning of year	–	3	(1)	2,126	–	2,128

Effect of foreign exchange rates	5	15	–	264	–	284

Cash and cash equivalents at end of year	–	5	(2)	3,195	–	3,198

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

162	Additional Information for US Listing Purposes	Annual Report on Form 20-F 2018

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FINANCIAL REVIEW 2017

GROUP RESULTS AND EARNINGS PER SHARE

The following discussion summarises the results of the Group during the years 2017 and 2016. The figures quoted are in euros, at current rates of exchange, being the average rates applying in each period as applicable, unless otherwise stated.

In 2017 and 2016, no disposals qualified to be disclosed as discontinued operations for purposes of reporting.

	2017	2016	% change

Turnover (€ million)	53,715	52,713	2

Operating profit (€ million)	8,857	7,801	14

Underlying operating profit (€ million)	9,400	8,624	9

Profit before tax (€ million)	8,153	7,469	9

Net profit (€ million)	6,486	5,547	17

Diluted earnings per share (€)	2.15	1.82	18

Underlying earnings per share (€)	2.24	2.03	11

Turnover increased by 1.9% to €53.7 billion including an unfavourable currency impact of 2.1% (2016: 5.1% unfavourable currency impact) mainly due to strengthening of the euro. Underlying sales growth was 3.1% (2016: 3.7%), with a positive contribution from all categories. Underlying volume growth was 0.8% (2016: 0.9%) and underlying price growth was 2.3% (2016: 2.8%). Acquisitions and disposals had a favourable contribution of 0.9% (2016: 0.6%) reflecting acquisitions including Blueair, Living Proof and Carver Korea. Emerging markets contributed 58% of total turnover (2016: 57%) with underlying sales growth of 5.9% (2016: 6.5%) coming from price growth of 4.2% and volume growth of 1.6%. Developed markets underlying sales declined by 0.6% evenly balanced between price and volume.

Underlying operating margin improved by 1.1 percentage points to 17.5%. Gross margin improved by 0.4 percentage points driven by positive mix and the roll-out of the ‘5-S’ savings programme that more than offset increases in commodity costs. The absolute level of brand and marketing investment was flat in local currencies versus 2016, as savings from advertising production were re-invested in increased media spend. As a percentage of turnover, brand and marketing investment was down by 0.6 percentage points. Overheads reduced by 0.1 percentage points, driven by a further reduction in the cost base partially offset by investment in capabilities including new business models and e-commerce.

Operating profit was up 13.5% to €8.9 billion (2016: €7.8 billion) including €543 million of non-underlying items. Non-underlying items within operating profit are €638 million restructuring costs, acquisition and disposal-related costs of €159 million and one-off costs of €80 million partly offset by gain on disposal of group companies of €334 million.

Net finance costs increased by €314 million to €877 million (2016: €563 million) as they included a one-off finance charge of €382 million relating to the book premium paid on the buyback of preference shares in Unilever N.V. The net cost of financing borrowings was €399 million, €70 million lower than 2016. The decrease was due to a lower average interest rate of 2.7% compared to 3.5% in 2016, and to lower other interest costs from one-off credits in Brazil. Pension financing was a charge of €96 million compared to €94 million in 2016.

The effective tax rate was 20.8% versus 26.2% in 2016. The change was mainly due to the impact of US tax reform that led to a one-off tax benefit coming from restating deferred tax balances at the new lower federal tax rate, partially offset by the tax impact of the AdeS business disposal.

Net profit from joint ventures and associates was up 22% at €155 million, an increase coming from growth in profits from the Pepsi Lipton joint venture and profit from disposal of an investment in a joint venture in India. Other income from non-current investments was €18 million compared to €104 million in the prior year which included a gain of €107 million from the sale of financial assets.

Diluted earnings per share increased by 18.4% to €2.15 reflecting improved operating margins, €578 million US tax reform and a €309 million gain on disposal of the AdeS business. Underlying earnings per share increased by 10.7% to €2.24. This measure excludes the post tax impact of non-underlying items.

ADDITIONAL COMMENTS ON 2017 EXPENSES AND OPERATING PROFIT

Underlying operating profit increased by €0.8 billion compared to 2016 driven by an improvement across all divisions, with an increase in Beauty & Personal Care by €0.4 billion and Home Care and Foods and Refreshment by €0.2 billion each. Operating profit increased by €1.1 billion, including a gain on disposal of AdeS Soy beverage business in Latin America of €0.3 billion.

Cost of raw and packing material and goods purchased for resale (material costs) increased by €0.5 billion. This included a favourable exchange rate impact of €0.4 billion; at constant exchange rates it was up by €0.9 billion. At constant exchange rates, gross total input costs (including material costs, distribution and supply chain indirects) increase of €1.9 billion was more than offset by favourable price changes of €1.2 billion, and material costs savings of €1.4 billion during the year, resulting in gross margin improvement of 0.5 percentage points to 43.1%.

Staff costs increased by €0.2 billion despite a decrease in the average number of employees, primarily due to share based compensation and bonuses, which were higher due to stronger performance against targets as compared to 2016. There were also higher redundancy costs incurred during the year. These were partially offset by savings delivered through the C4G programme. The absolute level of our brand and marketing investment in local currencies was flat versus 2016. At current rates, the brand and marketing investment as a percentage of turnover was down by 0.6 percentage points to 14.1%.

The impact of input costs and investment in our brands is discussed further in our segmental disclosures, which also provide additional details of the impact of brands, products and sub categories on driving top-line growth.

Annual Report on Form 20-F 2018	Additional Information for US Listing Purposes	163

ADDITIONAL INFORMATION FOR US LISTING PURPOSES CONTINUED

BEAUTY & PERSONAL CARE

	2017	2016	% change

Turnover (€ million)	20,697	20,172	2.6

Operating profit (€ million)	4,103	3,704	10.8

Underlying operating profit (€ million)	4,375	4,033	8.5

Operating margin (%)	19.8	18.4	1.4

Underlying operating margin (%)	21.1	20.0	1.1

Underlying sales growth (%)	2.9	4.2

Underlying volume growth (%)	1.4	1.6

Underlying price growth (%)	1.5	2.6

KEY DEVELOPMENTS

•	Turnover growth of 2.6% included a negative currency impact of 1.9%. Acquisitions and disposals contributed 1.7% and underlying sales growth was 2.9%. Beauty & Personal Care benefited from a strong set of innovations that included five new brand launches. The portfolio continued to grow organically and through acquisitions in attractive segments and channels. Acquisitions of 2017 included Living Proof, Hourglass, Carver Korea, Sundial Brands and Schmidt’s Naturals. Previous acquisitions of Dollar Shave Club and Kate Somerville grew in double digits, while Dermalogica grew 5%. Growth was negatively impacted by difficult market conditions particularly in Brazil and Indonesia. Skin cleansing delivered good growth helped by Dove shower foam, and Baby Dove which was rolled-out to 26 countries. In hair care, the global expansion into natural propositions contributed to volume-led growth.
•	Underlying operating profit increased by €342 million. Underlying operating margin and underlying sales growth improvement added €237 million and €116 million respectively, offset by a €11 million adverse impact from exchange rate movements. Acquisition and disposal related activities had no net impact. Underlying operating margin improvement was principally driven by higher gross margins and brand and marketing efficiencies from zero based budgeting.

FOODS & REFRESHMENT

	2017	2016	% change

Turnover (€ million)	22,444	22,532	(0.4)

Operating profit (€ million)	3,616	3,148	14.8

Underlying operating profit (€ million)	3,737	3,505	6.6

Operating margin (%)	16.1	14.0	2.1

Underlying operating margin (%)	16.7	15.6	0.3

Underlying sales growth (%)	2.7	2.7

Underlying volume growth (%)	(0.2)	0.1

Underlying price growth (%)	3.0	2.6

KEY DEVELOPMENTS

•	Turnover declined by 0.4% including an adverse currency impact of 2.4%. Underlying sales growth was 2.7% after an adverse effect from a 2.4% underlying sales decline of the spreads business which was divested in 2018. The division continued to modernise the portfolio through innovations and acquisitions such as Mae Terra. Innovations behind premium ice cream brands performed well, including Magnum pints that deliver the ultimate chocolate and ice cream experience in a tub. T2 continued to show double-digit growth while Pure Leaf was introduced to Canada and the United Kingdom after successful launch in the United States.
•	Underlying operating profit was €232 million higher, mainly from underlying operating margin improvement, which contributed €242 million. Underlying sales growth added €80 million, while acquisition and disposal related activities and exchange rate movements had a negative impact of €23 million and €67 million respectively. Underlying operating margin was up primarily due to gross margin improvement and efficiencies in brand and marketing investment and overheads.

HOME CARE

	2017	2016	% change

Turnover (€ million)	10,574	10,009	5.6

Operating profit (€ million)	1,138	949	19.9

Underlying operating profit (€ million)	1,288	1,086	18.6

Operating margin (%)	10.8	9.5	1.3

Underlying operating margin (%)	12.2	10.9	1.3

Underlying sales growth (%)	4.4	4.9

Underlying volume growth (%)	2.1	1.3

Underlying price growth (%)	2.3	3.6

KEY DEVELOPMENTS

•	Turnover grew 5.6% including a negative currency impact of 1.7%. Underlying sales growth was 4.4% coming from volume growth of 2.1% and price growth of 2.3%. Acquisitions and disposals contributed a favourable 2.9%. The roll-outs of Surf into Central and Eastern Europe and Omo into Iran performed well. In laundry, growth was driven by strong performances of the fabric conditioner Comfort in Asia and Europe, and the value brand Brilhante in Latin America. In 2017, the portfolio benefited from the acquisition of EAC Myanmar.
•	The acquisition of Seventh Generation in 2016 with its natural proposition performed well and started to contribute to underlying sales growth towards the end of the year.
•	Underlying operating profit increased by €202 million including a €56 million adverse contribution from exchange rate movements. Underlying operating margin added €141 million and underlying sales growth contributed €48 million. Acquisition and disposal related activities contributed €70 million. Underlying operating margin improvement reflects strong delivery of the 5-S programme and zero-based budgeting.

164	Additional Information for US Listing Purposes	Annual Report on Form 20-F 2018

FINANCE AND LIQUIDITY

Approximately €1.0 billion (or 31%) of the Group’s cash and cash equivalents were held in the parent and central finance companies, for ensuring maximum flexibility. These companies provide loans to our subsidiaries that are also funded through retained earnings and third party borrowings. We maintain access to global debt markets through an infrastructure of short and long-term debt programmes. We make use of plain vanilla derivatives, such as interest rate swaps and foreign exchange contracts, to help mitigate risks.

The remaining €2.3 billion (69%) of the Group’s cash and cash equivalents were held in foreign subsidiaries which repatriate distributable reserves on a regular basis. For most countries, this is done through dividends free of tax. This balance included €206 million (2016: €240 million, 2015: €284 million) of cash that was held in a few countries where we face cross-border foreign exchange controls and/or other legal restrictions that inhibit our ability to make these balances available in any means for general use by the wider business. The cash is generally invested or held in the relevant country and, given the other capital resources available to the Group, does not significantly affect the ability of the Group to meet its cash obligations.

We closely monitor all our exposures and counter-party limits. Unilever has committed credit facilities in place for general corporate purposes. The undrawn bilateral committed credit facilities in place on 31 December 2017 were $7,865 million. In addition, Unilever had undrawn revolving 364-day bilateral credit facilities in aggregate of €4,000 million.

NON-GAAP MEASURES

UNDERLYING SALES GROWTH (USG)

The reconciliation of USG to changes in the GAAP measure turnover is as follows:

TOTAL GROUP	2017	2016
	vs 2016	vs 2015

Turnover growth (%)(a)	1.9	(1.0)

Effect of acquisitions (%)	1.3	0.8

Effect of disposals (%)	(0.4)	(0.2)

Effect of exchange rates (%)(b)	(2.1)	(5.1)

Underlying sales growth (%)(b)	3.1	3.7

BEAUTY & PERSONAL CARE	2017	2016
	vs 2016	vs 2015

Turnover growth (%)(a)	2.6	0.5

Effect of acquisitions (%)	1.8	1.7

Effect of disposals (%)	(0.1)	(0.3)

Effect of exchange rates (%)	(1.9)	(4.9)

Underlying sales growth (%)	2.9	4.2

FOODS & REFRESHMENT	2017	2016
	vs 2016	vs 2015

Turnover growth (%)(a)	(0.4)	(2.2)

Effect of acquisitions (%)	0.2	0.1

Effect of disposals (%)	(0.8)	(0.2)

Effect of exchange rates (%)	(2.4)	(4.7)

Underlying sales growth (%)	2.7	2.7

HOME CARE	2017	2016
	vs 2016	vs 2015

Turnover growth (%)(a)	5.6	(1.5)

Effect of acquisitions (%)	3.1	0.6

Effect of disposals (%)	(0.2)	(0.2)

Effect of exchange rates (%)	(1.7)	(6.5)

Underlying sales growth (%)	4.4	4.9

(a)

Turnover growth is made up of distinct individual growth components, namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

UNDERLYING VOLUME GROWTH

The relationship between UVG and USG is set out below:

	2017	2016
	vs 2016	vs 2015

Underlying volume growth (%)	0.8	0.9

Underlying price growth (%)	2.3	2.8

Underlying sales growth (%)	3.1	3.7

UNDERLYING EFFECTIVE TAX RATE

The reconciliation of taxation to taxation before tax impact of non-underlying items is as follows:

	€ million	€ million
	2017	2016

Taxation	1,667	1,922

Tax impact of:

Non-underlying items within operating profit	77	213

Non-underlying items not in operating profit but within net profit	578	–

Taxation before tax impact of non-underlying items	2,322	2,135

Profit before taxation	8,153	7,469

Non-underlying items within operating profit before tax	543	823

Non-underlying items not in operating profit but within Net profit before tax	382	–

Share of net (profit)/loss of joint ventures and associates	(155)	(127)

Profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates	8,923	8,165
Underlying effective tax rate	26.0%	26.1%

CONSTANT UNDERLYING EARNINGS PER SHARE

The reconciliation of underlying profit attributable to shareholders’ equity to constant underlying earnings attributable to shareholders’ equity and the calculation of constant underlying EPS is as follows:

	€ million	€ million
	2017	2016

Underlying profit attributable to shareholders’ equity	6,315	5,785

Impact of translation from current to constant exchange rates and translational hedges	310	128

Impact of Q4 Venezuela price inflation	(153)	–

Constant underlying earnings attributable to shareholders’ equity	6,472	5,913

Diluted combined average number of share units (millions of units)	2,814.0	2,853.9

Constant underlying EPS (€)	2.30	2.07(a)(b)

(a)	Represents 2016 underlying EPS as adjusted for translational hedges and the impact of translation of earnings using annual average 2016 exchange rates
(b)

From 2018, in our reporting of growth in constant underlying EPS, we translate the prior period using an annual average exchange rate rather than monthly averages. This change has been made to align with the prior period constant exchange rate used for calculating USG. The impact of this is €0.00 per share in 2016 constant underlying EPS.

Annual Report on Form 20-F 2018	Additional Information for US Listing Purposes	165

ADDITIONAL INFORMATION FOR US LISTING PURPOSES CONTINUED

FREE CASH FLOW (FCF)

The reconciliation of FCF to net profit is as follows:

	€ million	€ million
	2017	2016

Net profit	6,486	5,547

Taxation	1,667	1,922

Share of net profit of joint ventures/associates and other income from non-current investments	(173)	(231)

Net finance costs	877	563

Depreciation, amortisation and impairment	1,538	1,464

Changes in working capital	(68)	51

Pensions and similar obligations less payments	(904)	(327)

Provisions less payments	200	65

Elimination of (profits)/losses on disposals	(298)	127

Non-cash charge for share-based compensation	284	198

Other adjustments	(153)	(81)

Cash flow from operating activities	9,456	9,298

Income tax paid	(2,164)	(2,251)

Net capital expenditure	(1,621)	(1,878)

Net interest and preference dividends paid	(316)	(367)

Free cash flow	5,355	4,802

Net cash flow (used in)/from investing activities	(5,879)	(3,188)

Net cash flow (used in)/from financing activities	(1,433)	(3,073)

NET DEBT The reconciliation of net debt to the GAAP measure total financial liabilities is as follows:

	€ million	€ million
	2017	2016

Total financial liabilities	(24,430)	(16,595)

Current financial liabilities	(7,968)	(5,450)

Non-current financial liabilities	(16,462)	(11,145)

Cash and cash equivalents as per balance sheet	3,317	3,382

Cash and cash equivalents as per cash flow statement	3,169	3,198

Bank overdrafts deducted therein	167	184

Less cash and cash equivalents held for sale	(19)	–

Current financial assets	770	599
Net debt	(20,343)	(12,614)

UNDERLYING OPERATING PROFIT AND UNDERLYING OPERATING MARGIN The reconciliation of underlying operating profit to operating profit is as follows:

	€ million	€ million
	2017	2016

Operating profit	8,857	7,801

Non-underlying items within operating profit	543	823

Underlying operating profit	9,400	8,624

Turnover	53,715	52,713

Operating margin	16.5%	14.8%

Underlying operating margin	17.5%	16.4%

2016 ACQUISITIONS AND DISPOSALS

On 31 March 2016 the Group sold the bread and bakery business under the brand ‘Modern’ in India to Nimman Foods Private Limited, part of the Everstone Group.

On 7 April 2016 the Group acquired Indulekha and Vayodha brands from Mosons Group.

On 6 May 2016 the Group sold local Alberto Culver brands Antiall, Farmaco, Veritas, the rights for VO5 in Argentina and a manufacturing plant to Santiago Saenz.

On 31 July 2016 the Group sold the Rice Exports business in India to LT Foods Middle East DMCC, a Group company of LT Foods Limited.

On 10 August 2016 the Group acquired Dollar Shave Club, a subscription-based direct-to-consumer male grooming business.

On 20 October 2016 the Group acquired Seventh Generation, a North American home and personal care eco-friendly naturals business.

1 December 2016 the Group acquired Blueair, a supplier of innovative mobile indoor air purification technologies and solutions.

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

OUTLOOK

Looking forward, our priority is to accelerate quality growth. That means an investment-led approach based on delivering our 4G growth strategy – consistent growth, competitive growth, profitable growth and responsible growth, with an equal focus on each. In 2019 we expect market conditions to remain challenging. We anticipate underlying sales growth will be in the lower half of our multi-year 3–5% range, with continued improvement in underlying operating margin and another year of strong free cash flow. We remain on track for our 2020 goals.

OTHER INFORMATION ON THE COMPANY

RAW MATERIALS

Our products use a wide variety of raw and packaging materials which we source internationally and which may be subject to price volatility either directly or as a result of movements in foreign exchange rates. In 2018 we saw higher market inflation than in 2017 with price rises in crude-derived materials including plastic packaging and surfactants. Foreign exchange rates deteriorated over the second half of the year across most emerging markets, with significant impact from Argentina, India, Brazil and Turkey. Looking ahead to 2019 we remain watchful for volatility in commodity and foreign exchange markets.

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

166	Additional Information for US Listing Purposes	Annual Report on Form 20-F 2018

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

IRAN-RELATED REQUIRED DISCLOSURE

Unilever operates in Iran through a non-US subsidiary. In 2018, sales in Iran were significantly less than one percent of Unilever’s worldwide turnover. During the year, this non-US subsidiary had approximately €1,528 in gross revenues and less than €382 in net profits attributable to the sale of food, personal care and home care products to the Hotel Homa Group, which is owned by the Social Security Organization of Iran, and IRR Mohammad Rasoullah Pharmacy, which is affiliated with the Islamic Revolutionary Guard Corps. We advertised our products on television networks that are owned by the Government of Iran or affiliated entities. Income, payroll and other taxes, duties and fees (including for utilities) were payable to the Government of Iran and affiliated entities in connection with our operations. Our non-US subsidiary maintains bank accounts in Iran with various banks to facilitate our business in the country and make any required payments to the Government of Iran and affiliated entities. Our activities in Iran comply in all material respects with applicable laws and regulations, including US and other international trade sanctions, and we plan to continue these activities.

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

Annual Report on Form 20-F 2018	Additional Information for US Listing Purposes	167

NOTES

168	Notes	Annual Report on Form 20-F 2018

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

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth including to plastic packaging; the effect of climate change on Unilever’s business; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters.

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

Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Unilever Annual Report and Accounts 2018.

This document is not prepared in accordance with US GAAP and should not therefore be relied upon by readers as such.

In addition, a printed copy of the Annual Report on Form 20-F 2018 is available, free of charge, upon request to Unilever, Investor Relations Department, 100 Victoria Embankment, London EC4Y 0DY, United Kingdom.

This document comprises regulated information within the meaning of Sections 1:1 and 5:25c of the Act on Financial Supervision (‘Wet op het financieel toezicht (Wft)’) in the Netherlands.

The brand names shown in this report are trademarks owned by or licensed to companies within the Group.

References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, the Annual Report on Form 20-F 2018.

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

UNILEVER N.V.	UNILEVER PLC

Head Office and Registered Office	Head Office
Weena 455, PO Box 760	100 Victoria Embankment
3000 DK Rotterdam	London EC4Y 0DY
The Netherlands	United Kingdom
T +31 (0)10 217 4000	T +44 (0)20 7822 5252

Commercial Register Rotterdam Number: 24051830	Registered Office Unilever PLC
Port Sunlight
Wirral
Merseyside CH62 4ZD
United Kingdom
Registered in England and Wales
Company Number: 41424

FOR FURTHER INFORMATION ABOUT UNILEVER PLEASE VISIT OUR WEBSITE: WWW.UNILEVER.COM

UNILEVER PLC — 20-F EXHIBIT LIST

Exhibit Number	Description of Exhibit

1.1	Articles of Association of Unilever PLC 1

2.1	Trust Deed dated as of July 22, 1994, among Unilever N.V., Unilever PLC, Unilever Capital Corporation, Unilever United States, Inc. and The Law Debenture Trust Corporation p.l.c., relating to Guaranteed Debt Securities 2

2.2	Twenty-first Supplemental Trust Deed as of April 22, 2016, incorporating the Trust Deed as of July 22, 1994, as Amended and Restated on April 22, 2016 3

2.3	Amended and Restated Indenture as of September 22, 2014, among Unilever Capital Corporation, Unilever N,V. Unilever PLC, Unilever United States, Inc. and The Bank of New York Mellon, as Trustee, relating to Guaranteed Debt Securities 4

2.4	Second Amended and Restated Deposit Agreement dated as of July 1, 2014 by and among Unilever PLC and Deutsche Bank Trust Company Americas, as Depositary, and the Holders and Beneficial Owners of American Depositary Shares issued thereunder 5

4.1(a)	Equalisation Agreement between Unilever N.V. and Unilever PLC 6

4.1(b)	Deed of Mutual Covenants 7

4.1(c)	Agreement for Mutual Guarantees of Borrowing 8

4.2	Service Contracts of the Executive Directors of Unilever PLC

4.3	Letters regarding compensation of Executive Directors of Unilever PLC

4.4	Unilever North America 2002 Omnibus Equity Compensation Plan as Amended and Restated as of November 1, 2012 9

4.5	The Unilever PLC International 1997 Executive Share Option Scheme 10

4.6	The Unilever Long Term Incentive Plan 11

4.7	Global Share Incentive Plan 2007 12

4.8	The Management Co-Investment Plan 13

4.9	Unilever Share Plan 2017 14

8.1	List of Subsidiaries 15

12.1	Certifications of the Chief Executive Officer and Financial Director/Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certifications of the Chief Executive Officer and Financial Director/Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of KPMG LLP and KPMG Accountants N.V.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Linkbase Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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

1.	Incorporated by reference to Exhibit 1.1 of Form 20-F (File No: 001-04546) filed with the SEC on March 08, 2013.

2.	Incorporated by reference to Exhibit 2.2 of Form 20-F (File No: 001-04546) filed with the SEC on March 28, 2002.

3.	Incorporated by reference to Exhibit 2.2 on Form 20 -F (File no 001-04546) filed with the SEC on 28 February 2017

4.	Incorporated by reference to Exhibit 2.3 of Form 20-F (File No: 333-196985) filed with the SEC on March 6, 2015.

5.	Incorporated by reference to Exhibit 99(A) of Form F-6 (File No: 001-04546) filed with the SEC on June 24, 2014.

6.	Incorporated by reference to Exhibit 4.1 of Form 20-F (File No: 001-04546) filed with the SEC on March 5, 2010.

7.	Incorporated by reference to Exhibit 4.1(b) of Form 20-F (File No: 001-04546) filed with the SEC on March 6, 2015.

8.	Incorporated by reference to Exhibit 4.1(c) of Form 20-F (File No: 001-04546) filed with the SEC on March 6, 2015.

9.	Incorporated by reference to Exhibit 99.1 of Form S-8 (File No: 333-185299) filed with the SEC on December 6, 2012.

10.	Incorporated by reference to Exhibit 4.5 of Form 20-F (File No: 001-04546) filed with the SEC on March 28, 2002.

11.	Incorporated by reference to Exhibit 4.7 of Form 20-F (File No: 001-04546) filed with the SEC on March 28, 2002.

12.	Incorporated by reference to Exhibit 4.7 of Form 20-F (File No: 001-04546) filed with the SEC on March 26, 2008.

13.	Incorporated by reference to Exhibit 4.8 of Form 20-F (File No: 001-04546) filed with the SEC on March 4, 2011.

14.	Incorporated by reference to Exhibit 4.9 of Form 20-F (File No: 001-04546) filed with the SEC on February 28 , 2018.

15.	The required information is set forth on pages 138 to 145 of the Annual Report on Form 20-F 2018.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

Unilever PLC.

(Registrant)

/s/ R. Sotamaa
R. SOTAMAA,
Chief Legal Officer and Group Secretary

Date: 11 March 2019