Form 20-F
period 2019-12-31
UNILEVER PLC
filed 2020-03-09
CIK 217410

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2019

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

100 Victoria Embankment, London EC4Y 0DY, UK

(Name, telephone number, facsimile number and address of Company Contact)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, nominal value of 3 1/9 pence per share	ULVR	New York Stock Exchange*
American Depositary Shares (evidenced by Depositary Receipts) each representing one ordinary share of the nominal amount of 3 1/9p each	UL	New York Stock Exchange

*Not for trading, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Title of each class

2.1% Notes due 2020

1.8% Notes due 2020

2.75% Notes due 2021

4.25% Notes due 2021

1.375% Notes due 2021

3.0% Notes due 2022

2.2% Notes due 2022

3.125% Notes due 2023

3.25% Notes due 2024

2.6% Notes due 2024

3.1% Notes due 2025

3.375% Notes due 2025

2.0% Notes due 2026

2.9% Notes due 2027

3.5% Notes due 2028

2.125% Notes due 2029

5.9% Notes due 2032

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The total number of outstanding shares of the issuer’s capital stock at the close of the period covered by the annual report was: 1,168,530,650 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

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

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; the effect of climate change on Unilever’s business; Unilever’s ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters.

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

Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2019 and the Unilever Annual Report and Accounts 2019.

Domestos
OMO
Dove
HELLMANN'S
BEN&JERRY'S
Lifebuoy

Purpose-led, future-fit

Annual Report
on Form 20-F 2019

Unilever

Annual Report on Form 20-F 2019

This document is made up of the Strategic Report, the Governance Report, the Financial Statements and Notes, and Additional Information for US Listing Purposes.

The Unilever Group consists of Unilever N.V. (NV) and Unilever PLC (PLC) together with the companies they control. The terms “Unilever”, the “Group”, “we”, “our” and “us” refer to the Unilever Group.

Our Strategic Report, pages 1 to 46, contains information about us, how we create value and how we run our business. It includes our strategy, business model, market outlook and key performance indicators, as well as our approach to sustainability and risk. The Strategic Report is only part of the Annual Report and Accounts 2019. The Strategic Report has been approved by the Boards and signed on their behalf by Ritva Sotamaa – Group Secretary.

Our Governance Report, pages 47 to 77 contains detailed corporate governance information, our Committee reports and how we remunerate our Directors.

Our Financial Statements and Notes are on pages 78 to 142.

Pages 1 to 162 constitute the Unilever Annual Report and Accounts 2019 for UK and Dutch purposes, which we may also refer to as ‘this Annual Report and Accounts’ throughout this document.

The Directors’ Report of PLC on pages 47 to 59, 78 (Statement of Directors’ responsibilities), 108 (Dividends on ordinary capital), 121 to 127 (Treasury Risk Management), 148 and 152 (Post balance sheet events) and 160 (Branch disclosure) has been approved by the PLC Board and signed on its behalf by Ritva Sotamaa – Group Secretary.

The Strategic Report, together with the Governance Report, constitutes the report of the Directors within the meaning of Article 2:391 of the Dutch Civil Code and has been approved by the NV Board and signed on its behalf by Ritva Sotamaa – Group Secretary.

Pages 163 to 178 are included as Additional Information for US Listing Purposes.

Online

You can find more information about Unilever online at

www.unilever.com

For further information on our sustainability activities and performance visit

www.unilever.com/sustainable-living

The Annual Report on Form 20-F 2019 along with other relevant documents can be downloaded at

www.unilever.com/ara2019/downloads

In this report

Strategic Report

How our strategy is delivering value for our stakeholders

Governance Report

How we’re running a responsible and effective business

Corporate Governance	47

Report of the Audit Committee	54

Report of the Corporate Responsibility Committee	56

Report of the Nominating and Corporate Governance Committee	58

Directors’ Remuneration report	60

Financial Statements

Our full financial results and notes for the year

Purpose-driven performance

One in three people around the world use our brands every day. With this reach comes responsibility – and opportunity. That’s why we’ve made it our purpose to make sustainable living commonplace. To help people live well within the limits of the planet. This isn’t just something we say – it steers our decisions and shapes our actions, at every level of the business.

Our focus on purpose goes back to the days of one of our founders, William Lever, well over 100 years ago. It’s part of Unilever history, and it’s integral to our future. This is why we want all our brands to take a stand, and act, on the big social and environmental issues facing the world. We believe we’ll be a better and more successful business by following this path.

To truly make sustainable living commonplace, we have to be fit for the future. This means anticipating the significant changes which are shaping our industry. Becoming fully digitised, lower cost, faster acting and more agile. Using our scale and influence to create positive change well beyond Unilever. Expanding into high-growth markets with superior products that are good for both people and the planet. And continuing to attract the very best people into a diverse, inclusive and flexible working culture.

  Purpose-led, future-fit

At a glance

As one of the world’s largest and oldest consumer goods businesses, we’re on a mission to make sustainable living commonplace.

A truly global business

Our brands are available in over 190 countries.

2.5 billion people use our products every day

25 million retail sales outlets in our distribution chain
of turnover in
emerging markets

Using our scale for good

We have ambitious time-bound sustainability goals which are delivering significant impact.
1.3 billion people helped to improve their health and hygiene since 2010 of agricultural
raw materials
sustainably sourced

100% renewable grid electricity in 5 continents

Read more about society and the planet on pages 18 to 19.

Strong brands with purpose

Our 400+ household brands help people feel good, look good and get more out of life.
A growing portfolio of brands with purpose	12 brands with turnover of more than €1 billion in the year

13 of the top 50	84% of brands in top 1 or 2 market positions
FMCG brands*

Read more about our brands and consumers on pages 14 to 15.

Powered by our people

Our purposeful and inclusive culture attracts and keeps the very best.
150 thousand employees	51/49 gender balance in management (female/male)**

90% of our leaders are local	Number 1 FMCG graduate employer of choice in 52 markets

Read more about our people on pages 16 to 17.

*	Based on market penetration and consumer interactions (Kantar Brand Footprint report).
**	Based on a total management population of 15,028 Unilever employees.

2	Annual Report on Form 20-F 2019

Strategic Report

Financial highlights
What we stand for: Making sustainable living commonplace.	€52.0 billion
turnover

What we offer: Beauty & Personal Care, Foods & Refreshment, Home Care	€6.1 billion free cash flow*
Read more about our brands and consumers on pages 14 to 15.	€4.2 billion
dividends paid
19.1%
underlying operating margin*
16.8%
operating margin

Beauty & Personal Care
What we stand for:
Beauty that cares for people, society and our planet.	€21.9 billion turnover
Our largest categories: Deodorants, Haircare, Skin care, Skin cleansing	42% of total turnover
A selection of our brands:
Axe, Clear, Dove, Lifebuoy, Lux, Pond’s, Rexona, Signal, Suave, Sunsilk, TRESemmé, Vaseline	52% of total operating profit

Foods & Refreshment
What we stand for:
Taste good. Feel good. Force for good.	€19.3 billion turnover
Our largest categories:
Ice cream, Savoury, Dressings, Tea	37% of total turnover
A selection of our brands:
Ben & Jerry’s, Breyers, Brooke Bond, Heart (Wall’s), Hellmann’s, Knorr, Lipton, Magnum, Pukka, Sir Kensington’s, Unilever Food Solutions	32% of total operating profit

Home Care
What we stand for:
Making your home a better world. Making our world a better home.	€10.8 billion turnover
Our largest categories: Fabric solutions, Home and hygiene	21% of total turnover
A selection of our brands: Cif, Dirt is Good (Omo, Persil), Domestos, Seventh Generation, Sunlight	16% of total operating profit

Read more about our Divisions on pages 14 to 15.

*

Free cash flow and underlying operating margin are non-GAAP measures. For further information about these measures, and the reasons why we believe they are important for an understanding of the performance of the business, please refer to our commentary on non-GAAP measures on page 27.

Annual Report on Form 20-F 2019	3

Chairman’s introduction

Our new Chairman reflects on a year of positive value creation, changes to the Board and the steps being taken to accelerate growth in 2020 and beyond.

Having served on the Board for five years, I am already well aware of Unilever’s reputation as a purpose-driven company, one founded on strong values, wonderful brands and a talented and committed workforce. It was an honour therefore to have been asked to become your Chairman in November 2019 and since then I have continued to work with the Board and the Unilever Leadership team to support the Group’s ambitions. On behalf of the Board, I would like to thank my predecessor, Marijn Dekkers, for his strong leadership as Chairman and for his support in helping to ensure a seamless transition.

2019 Performance

Unilever delivered another year of positive value creation in 2019, driven by a continuing balance of underlying sales growth, improved profitability and strong cash generation.

Underlying sales growth fell slightly short of the company’s targeted range of 3-5%, which while disappointing, could be explained in part by a significant slowdown in some of Unilever’s high-growth markets. Some of these economic headwinds will continue throughout 2020, but clear plans are in place – which the Board has reviewed – to accelerate the rate of Unilever’s growth in 2020 and beyond.

Board composition and succession

The Board appointed Alan Jope to the role of CEO on 1 January 2019 and Alan was duly elected as an Executive Director at the 2019 AGMs. The Board fully endorses the strategy Alan has set out to ensure that Unilever is purpose-led and future-fit, a strategy that at its heart believes sustainable business drives superior performance, creating long-term value for our stakeholders.

I was delighted that you also elected Susan Kilsby as a Non-Executive Director at the 2019 AGMs in May, with her appointment taking effect on 1 August 2019. Susan has extensive Board experience as a non-executive in global consumer goods, financial and pharmaceutical sectors, and possesses deep international banking, financial and M&A experience.

Sadly, on 31 August 2019, Mary Ma, one of our Non-Executive Directors, passed away after a short illness. Mary was a highly committed and capable Director who put her expertise and experience at the service of Unilever and is greatly missed.

Remuneration

During 2019 we continued to consult with shareholders on our Remuneration Policy, particularly for the Executive Directors, and set in motion the consultation process for implementing our Remuneration Policy in 2020.

With the aim of maintaining the high levels of support from shareholders at the 2019 AGMs for the implementation of our Remuneration Policy, we continued constructive engagement with both our investors and proxy voting agencies on how we intend to evolve the implementation of our Directors’ Remuneration Policy.

Corporate Governance

Recent revisions of Corporate Governance Codes applicable to Unilever expanded on the long-standing requirements for directors to remain mindful of the duties they have to consider the many stakeholders who have an interest in our business.

A particular stakeholder focus for the Board during the year was our workforce. As a result, NEDs conducted a number of workforce engagement events to assess employee sentiment. Four face-to-face events were held in Brazil and the UK, allowing for open discussions on issues important to our people. The Board believes that an open, authentic and agile culture at all levels of Unilever fuels personal and business growth. The Board will therefore continuously monitor the culture within the organisation, whether during Board visits, through workforce engagements or by continuing to engage regularly with the Unilever Leadership Executive and other Unilever managers. Further information on our engagement with Unilever’s employees can be found on page 48.

In 2019, we took further steps in our commitment to be at the forefront of good governance by cancelling the NV preference shares. We also initiated the termination of the depositary receipt structure for the NV ordinary shares which took effect on 28 June 2019.

Evaluation

Our Board evaluation in 2019 was externally facilitated and the results were discussed at the January 2020 Board meeting. The Board continues to operate in an effective manner overall, and reflecting on the lessons learnt by the Board in the previous year the Board agreed, in particular, in the evaluation discussions to maintain strong focus on organic growth, portfolio evolution, leadership talent, and organisation.

Each Board Committee also performed its own self-evaluation, agreeing areas where it could enhance its effectiveness further. These are described within each Committee Report.

Looking ahead

The Board fully supports the strategy Unilever is following, including the strategic review of the tea business, and is confident that everything possible is being done to help accelerate top-line growth in 2020. The Board’s confidence also derives from the high calibre of Unilever’s management. We look forward to working with Alan Jope and his team in helping to ensure Unilever remains a long-term, sustainable growth company.

During its various visits last year to Unilever’s operations, including in Brazil and the United States, the Board was able to witness first-hand the passion and commitment of Unilever’s hard-working employees. On behalf of the Board, I want to thank all of the 150,000 employees of Unilever for their efforts in 2019, and also acknowledge our appreciation for the continuing support of the Group’s shareholders.

4	Annual Report on Form 20-F 2019

Strategic Report

Our Board of Directors

Our Non-Executive Directors bring diverse experience to the Board’s strategic discussions and decision-making.

Annual Report on Form 20-F 2019	5

Chief Executive Officer’s Q&A

Alan Jope answers questions on our performance in 2019, our Compass strategy, and other highlights and challenges of the year.

How do you see the current state of the world and the impact on Unilever’s markets?

There’s no doubt that conditions are challenging right now. Sluggish economies and a high degree of geopolitical uncertainty are inevitably impacting consumer confidence and spending, which in turn is intensifying competition in the retail sector. However, Unilever has now been around for 90 years and so we are very accustomed to operating through downturns and periods of uncertainty like this, and indeed emerging stronger. Moreover, all our competitors – big and small – face the same challenges.

The key in this environment is to remain relevant to the consumers you serve. For us, that comes down to two things. First, earning trust by operating a responsible, multi-stakeholder business model. And second, harnessing advances in science and technology – and especially digital – in ways that allow us to reach and delight consumers in new and ever more inventive ways. We are firmly focused on both.

The recent outbreak of Coronavirus (COVID-19) is clearly concerning and we are monitoring developments very closely. The safety and well-being of our people has been the overriding priority. We are also doing all we can to ensure business continuity and our teams are working tirelessly to help mitigate the risks. Inevitably, however, there will be an adverse impact on the business although the extent is not yet clear.

As you look back, how do you reflect on Unilever’s business performance in 2019?

It was a mixed performance. Our profitability was good with a healthy improvement in underlying operating margin, strong free cash flow delivery of more than €6.1 billion and cash flow from operating activities of €10.6 billion. This is important because our model is predicated on being able to re-invest in the long-term health of the business, while also paying out a competitive annual dividend.

On the flip side, growth is also a key driver of value creation and our underlying sales growth performance fell slightly short of expectations, at 2.9%, which was naturally disappointing. Turnover increased 2.0% to €52.0 billion. While growth was hindered by a marked slowdown in some of Unilever’s high growth markets like South Asia and West Africa, these markets all remain very attractive long-term prospects for us. We are confident therefore of restoring underlying sales growth to Unilever’s 3-5% multi-year range.

What were the highlights for you of 2019?

A strong performance in the emerging markets – growing at over 5% – was an undoubted highlight. We also grew across each of our three global Divisions, which was encouraging and reflects the inherent strengths of our brands and our portfolio. Our Home Care Division had a particularly strong year, growing by more than 6%, driven by some great innovations and an intensifying focus around ‘green cleaning’. The performance of our recently acquired prestige beauty brands – which grew double-digit – was also a highlight, further establishing Unilever as an important player in this highly attractive and fast-growing segment of the market.

We have set out some very ambitious goals for Unilever. We want, for example, to be a global leader in sustainability; to be the world’s best marketing company; and to be an organisation that stands as a beacon for diversity and inclusion. Seeing Unilever recognised in 2019, therefore, as a leader in multiple external benchmarks, including the GlobeScan Sustainability Leaders Survey (for the ninth consecutive year); the World’s Most Effective Marketing Company; and as recipient of the prestigious Catalyst Award (for the company which has done most to accelerate the progress of women through workplace inclusion), were all special moments – as well as a spur to increase our efforts still further in these important areas.

Where do you feel the company could have done better?

In markets as dynamic and fast-moving as ours, speed is essential, both in seizing opportunities to meet changing consumer preferences but also in responding when our business is under competitive challenge. While we do this well on many occasions and in many parts of the world, we haven’t yet developed the consistency of response that I am looking for everywhere, and this was apparent in 2019. We made some important organisational changes during the year – including flattening our market structure under a newly created Chief Operating Officer position – which I am confident will help to make Unilever a faster and even more operationally effective business.

As far as our global Divisions are concerned, while it was an excellent year as mentioned for Home Care, our Beauty & Personal Care and Foods & Refreshment Divisions both fell short of expectation – with underlying sales growth at 2.6% and 1.5% respectively – and so this is where we will be looking to accelerate growth most specifically in 2020.

In the area of diversity, we reached an important milestone in 2019 on our journey to become a gender-balanced organisation. Our management population is now made up of just over 50% women. Pleasing as this is, the overall figure masks the fact we haven’t yet made the progress we want at the most senior levels of the company, where women are still under-represented. This is very much a job half-done therefore and something I intend to make a personal priority in 2020.

What steps are you taking to accelerate growth?

We’re doing a lot. I’ve already mentioned speed. There are two other areas I would highlight. First, we are putting a heightened level of focus around some proven growth fundamentals, which we are confident will accelerate our top-line performance. These include making our innovations even more impactful; building our presence in faster-growing retail channels, like e-commerce; ensuring that more and more of our brands have a clearly articulated purpose that resonate with consumers; and driving our savings programmes further to help fuel the many growth opportunities we have.

The second relates to our portfolio. We have made significant changes over recent years, acquiring businesses in new parts of the market and disposing of businesses such as Spreads. The overall effect has been to improve Unilever’s exposure to faster growing markets, those that offer better long-term prospects for value creation. We will continue that process, evaluating our portfolio rigorously against a range of exacting criteria. It is in that context that we have announced a strategic review of our global tea business, which has a large footprint in the slower growing black tea segment and a history of being dilutive to Unilever’s overall growth and margin. We will explore all options, with an open mind and with the intention of sharing the conclusions of the review by the middle of 2020.

How are you planning to take forward Unilever’s commitment to social and environmental sustainability?

Under the Unilever Sustainable Living Plan (USLP) we have developed an enviable reputation for leadership on these issues. We now mean to build on that, not least because many of the challenges the world faces – like the climate crisis or growing inequality – are becoming ever more pressing.

We will do this by embedding sustainability in a new purpose-led, future-fit Unilever Compass strategy, and in two principal ways. First, we will continue to use our size and scale to help drive change through our extended value chain. A great example last year was the ambitious commitment we made to address the issue of plastic packaging by halving our use of virgin plastic and by helping to collect and process more plastic packaging than we sell, both by 2025.

Second, we will make our product brands even more prominent vehicles for driving social and environmental change. Many of our brands already do this, to great effect, but we now intend to make it an integral feature of every brand. We know that it works and that it also helps to drive growth. Last year, our most purposeful brands grew faster than the rest of the portfolio. Unilever’s brands touch the lives of two and a half billion people every day so the opportunity for us to influence behaviour and drive positive change is enormous.

I am very proud of all the women and men of Unilever – and the millions more we partner with throughout the value chain – who work so hard every day to bring these commitments to life and who are determined to show that Unilever can remain a force for good in the world.

6	Annual Report on Form 20-F 2019

Strategic Report

Unilever Leadership Executive (ULE)

Our executive management team is responsible for the day-to-day running of the business and the execution of our strategy, making sure we’re purpose-led and future-fit.

Annual Report on Form 20-F 2019	7

Our fast-changing world

We operate in a complex and volatile world. Our strategy is constantly evolving to adapt to the trends and forces shaping our markets and impacting our stakeholders.

Overview of our industry

As a leading global consumer goods company, we’re part of one of the world’s largest, most competitive and fast-moving industries. Yet, these are volatile and uncertain times. According to the World Bank, global growth decelerated markedly in 2019, with continued weakness in global trade and investment affecting both developed and developing and emerging economies. Geopolitical tensions and climate concerns are increasing the uncertainty. Conditions like these create challenges for companies and brands of all types.

Amongst the economic uncertainty, new technologies are changing the landscape of the consumer goods market, bringing opportunities to brands and consumers alike. Consumers are shopping through more diverse channels and smaller local brands are increasingly meeting shoppers’ needs.

As the global economy and the channel landscape evolve, we must be agile and responsive to capitalise on the opportunities. And by staying close to consumers and their needs we can ensure our business continues to grow, while having a positive impact on people and the planet.

The key trends affecting our stakeholders and our markets are outlined below.

Environment and society under stress	Digital and technology revolution

We’re in the midst of an environmental crisis. Our planet is heating, species are dying out at an unprecedented rate, and our rivers and oceans are filling with plastic. Global heating is placing an increasing strain on food, water and other resources – and rising migration is expected to put new pressures on cities, people, societies and governments.

As both younger and older generations call for businesses and politicians to do more, only international co-operation and bold action from businesses and brands will start to create the systemic change needed to protect our planet. The cost of inaction far outweighs the cost of action.

Related principal risks: Climate change, Plastic packaging, Ethical (pages 36 and 39)

For more on our response see pages 18 to 19.

Technology continues to change the fabric of life and business. Enhanced AI, robotics and the internet of things (IoT) are reshaping how people live, work and interact with the world – and with brands. Intelligent technologies are optimising manufacturing and agriculture, connecting global businesses like ours inside and out, and changing how people shop.

Digital channels bring opportunities for more targeted marketing, deeper engagement and stronger connections between brands and consumers all over the world. Yet, with access to richer data and more intelligent analytics come risks and concerns around data security and privacy – businesses need to collect and use data in responsible ways.

Related principal risks: Business transformation, Supply chain, Customer, Systems and information (pages 36 to 38)

For more on our response see page 15.

Living differently	The future of work

Societies are becoming more diverse and fragmented. We’re seeing, for example, growing splits between generations, socio-economic groups and political affiliations. As people increasingly interact with each other and with businesses online, consumers are making more decisions based on their values. They’re also using both on- and offline channels to find better, more personalised products and services more easily and quickly.

In this new digital media and retail landscape, brands have to be visible, convenient and part of the conversation – taking a stand and action on the issues people care about. The fragmentation of consumer expectations and retail channels creates both challenges and opportunities for companies like Unilever.

Related principal risks: Brand preference, Economic and political instability, Portfolio management (pages 35 and 38)

For more on our response see pages 14 to 15.

The pace of change is affecting not only how people live, but how they work. Businesses of all types are becoming less hierarchical, more automated and more digital. As new roles and ways of working emerge, people increasingly need different skills – and they’re also demanding more flexibility from employers.

Companies that offer more varied types of employment can therefore attract the best people, while being more agile. But alongside flexibility, employees of all ages are increasingly looking for a fair, inclusive and purposeful place to work where they can be themselves and continue to learn.

Related principal risks: Talent, Business transformation (pages 37 to 38)

For more on our response see pages 16 to 17.

8	Annual Report on Form 20-F 2019

Strategic Report

Our strategy

A belief that sustainable business drives superior performance lies at the heart of the Unilever Compass – our strategy to create long-term value for our stakeholders.

Our vision

is to be the global leader in sustainable business. We will demonstrate how our purpose-led, future-fit business model drives superior performance, consistently delivering financial results in the top third of our industry.

Brands With Purpose Grow
Companies With Purpose Last
People With Purpose Thrive
Our Purpose
is to make
sustainable living
commonplace

Improve people's health, confidence and well-being

With brands that combine superior experiences, bold innovation and a strong sustainable living purpose

Improve the health of the planet

With brands that regenerate nature, fight climate change, and conserve resources for future generations

Contribute to a fairer and more socially inclusive world

With brands that champion human rights, stand up for equality and distribute value fairly

Deliver long-term, superior value

By reshaping our portfolio, and being a fast, low cost and fully digitised company

Serve people everywhere

Through data-driven relationships and channel availability

Use our scale for good

By building trust through transparency and new purpose-led business models

Create capability through lifelong learning

By inspiring and enabling people to never stop growing and take charge of their wellbeing

Unlock capacity for growth

By being truly agile, always simplifying and leading for an inclusive future of work

Deepen our culture of pioneering

By driving performance through leadership and innovation in all we do

Underpinned by our values

Integrity
We do the right thing in every decision we make, supporting Unilever's long-term success

Respect
We treat people with dignity, honesty and fairness, and celebrate the diversity of people

Responsibility
We take care of the people we serve and the world in which we operate

Pioneering
We have a passion for leading our industry, winning in the market, and intelligent risk-taking

For the benefit of our stakeholders

Consumers | Our people | Society | Planet | Customers | Shareholders

Annual Report on Form 20-F 2019	9

Our value creation model

Our business model describes how we operate to create sustained value for our stakeholders.

10	Annual Report on Form 20-F 2019

Strategic Report

Annual Report on Form 20-F 2019	11

Stakeholder review

Stakeholders are at the heart of our strategy and business model. Engaging with them helps us to understand their evolving needs and informs our strategic decision-making.

Our multi-stakeholder model

We’ve identified six stakeholder groups critical to our future success: consumers, our people, society (including suppliers), the planet, customers and shareholders. The stakeholder review on pages 14 to 21 provides an overview of how we’ve created value for our stakeholders in 2019 and some of the benefits we’ve gained as a business from nurturing these vital relationships.

Unilever has a dual-headed structure and is subject to Dutch, UK and US governance requirements as set out in the Governance Report on pages 47 to 78. Under the Dutch requirements, directors are responsible for weighing up the interests of stakeholders, with a view to ensuring long-term value creation and the continuity of the company. Under section 172 of the UK Companies Act 2006 (‘Section 172’) directors must act in the way that they consider, in good faith, would be most likely to promote the success of their company. In doing so, our Directors must have regard to stakeholders and the other matters set out in Section 172. Pages 12 and 13 comprise our Section 172 statement, which describes how the Directors have had regard to these matters when performing their duty.

In light of our purpose and our strategy to create long-term value as set out on page 9, our Directors take steps to understand the needs and priorities of each stakeholder group and do so via a number of mediums, including by direct engagement or via their delegated committees and forums. The relevance of each stakeholder may change depending on the matter at hand. In line with the Dutch requirements and the UK Companies Act 2006, below we provide a high-level summary of the concerns of our stakeholders and how our Directors engaged with them and had regard to their interests when setting Unilever’s strategy and taking decisions concerning the business in 2019.

Consumers A good understanding of people’s needs is critical to our long-term success.

Interests and concerns	How we engaged in 2019	Considerations and outcomes

As the ultimate user of our products, consumers continue to look for quality products that are convenient and good value – and increasingly want more natural ingredients and less packaging and waste. We also know that brands that demonstrate a meaningful purpose create conversations and brand loyalty, particularly among younger generations.	Through our Consumer Carelines we had over three million interactions through calls, emails, letters, social media and webchats. We also consulted with almost two million consumers this year through regular surveys using partners like Kantar, Nielsen and Ipsos. Unilever Leadership Executive (ULE) members spoke directly to consumers when visiting markets, and our leadership received regular updates and recommendations based on consumer insights.

Our Board and ULE members are regularly informed of consumer needs, preferences and concerns – and consider these when making decisions. The agenda for our leadership forum was shaped by a piece of work called the Fundamentals of Growth, based entirely on consumer insights. The findings from consumer surveys help us define and refine the unique purpose of our brands.

For more on consumers see pages 14 to 15.

Our people Without talented and committed employees, we could never deliver on our ambitions.

Interests and concerns	How we engaged in 2019	Considerations and outcomes

Our employee surveys tell us that Unilever people tend to have a sense of personal purpose and believe they can live their purpose at work – helping them to go the extra mile. While most employees think we have the right strategy in place to win, they also want to see faster action and decision-making across the business. Our people would also like a continued push towards diversity, particularly at the most senior levels.	Our annual UniVoice survey, available in 48 languages, gives employees at all levels the chance to share views with line managers, colleagues and leadership. In 2019, we had an 82% response rate. Every month we also run smaller pulse surveys to collect real-time insights on key issues.

In an October meeting, our Board discussed how best to nurture a more flexible, agile culture. The Board looks at the UniVoice findings each year, and reviewed this year’s in November. We also held a series of meetings with a cross-section of employees, where non-executive Board members talk about important topics from the UniVoice survey. In 2019, there were two meetings in the UK and two in Brazil to discuss purpose, talent development and sustainability.

For more on people see pages 16 to 17 and 48.

Society We depend on people and communities all over the world to help source, make and sell our products.

Interests and concerns	How we engaged in 2019	Considerations and outcomes

Equality and inclusion, human rights within our operations and supply chain, and health and wellbeing are important issues for our stakeholders. Water scarcity and climate change are also challenges for many people in developing and emerging markets – reflecting the interconnectivity between the environment and society.	Our leadership engage with NGOs and policymakers to drive system change. Our ULE members, including those on the Board, each own relationships and advocacy around key issues. Our Chief Supply Chain Officer, for example, is part of the World Economic Forum (WEF) community focused on supply chains. This year, as part of our issues prioritisation (materiality) process, we evaluated a range of inputs from stakeholders to understand the most pressing societal issues and where we can make a difference.

The Board’s Corporate Responsibility Committee (see pages 56 to 57) meets four times a year to discuss sustainability issues of strategic importance. Our USLP Advisory Council – seven independent external specialists in sustainability – also guide and critique the development of our strategy. They met with members of the ULE during the year to share insights on supply chain and human rights.

For more on society see page 18.

12	Annual Report on Form 20-F 2019

Strategic Report

Planet We rely on nature for many ingredients and raw materials.

Interests and concerns	How we engaged in 2019	Considerations and outcomes

Awareness of the environmental impact of human activity on the planet is growing. Top concerns include plastic waste, climate change and water scarcity. Loss of biodiversity is also rising up the agenda. We’re seeing growing movements for change around the world, as well as a real desire for businesses to limit their use of plastic and take bold action on climate.	Our Board and ULE members have responsibility for key environmental issues: our CEO works with the Ellen MacArthur Foundation and the WEF on driving the circular economy, for example. Our ULE members attend meetings, sit on boards, sponsor key workstreams and make sure we have strong and mutually beneficial relationships with our partner organisations. This year, our CEO attended the UN General Assembly’s Climate Week in New York. As part of our issues prioritisation (materiality) process, we analysed insights from stakeholders to make sure we’re focusing on the most important environmental issues.

The Board’s Corporate Responsibility Committee and USLP Advisory Council (see Society on page 18) discuss key environmental issues. In 2019 the USLP Advisory Council met with members of the ULE to share insights on plastic. Environmental issues form part of our boardroom and ULE discussions and decision-making. Our ambitious new goals around plastic are a good example: our leadership will oversee how these are being delivered, both across our business and through our partnerships. During 2019, there were a number of discussions around the development of our Compass strategy, including our climate goals.

For more on the planet see page 19.

Customers We depend on many types of retail partners all around the world to sell our products.

Interests and concerns	How we engaged in 2019	Considerations and outcomes

In developing and emerging markets, the small retailers we partner with are increasingly seizing the opportunities of e-commerce. And our larger retail partners are looking to become more competitive in online channels, as well as against discount stores offering convenience and very low prices. Retailers want products that are suitable for each sales channel, whether premium or online. They also want more sustainable products that will help them differentiate their offering.	Our larger retail partners have direct channels into us. We actively manage these relationships through our specialist Customer Development team. In 2019, we discussed a range of sustainability issues with our customers. Through Unilever’s digital e-commerce apps, we receive direct feedback from the smaller local stores we partner with to help improve our service to them.

Our Board and ULE were involved in approving the strategy to digitise small stores and related investments. In a number of markets, such as India and Indonesia, we’ve introduced smartphone apps so that retailers can place product orders directly – and we’re refining these based on user needs. In response to customer feedback, we’ve introduced retail programmes around the world focused on reducing plastic and food waste. We’re also designing products appropriate for each channel, which will help our customers differentiate themselves.

For more on customers see page 20.

Shareholders As owners of our company and providers of capital, shareholders are instrumental to our growth.

Interests and concerns	How we engaged in 2019	Considerations and outcomes

As well as ongoing interest in our performance and growth, we’ve been having conversations with shareholders around our acquisitions and disposals strategy, our corporate structure, capital allocation and our use of plastic and palm oil – reflecting a growing interest in sustainability issues.	We speak directly to shareholders through investor events, meetings and calls with shareholders, quarterly results broadcasts and conference presentations. Our ULE members attend investor events, and senior leaders and our Board speak directly to shareholders at investor meetings on a broad range of issues. This year, we had focused meetings with shareholders on remuneration, held a sustainability event for investors and issued a webcast on palm oil.

Shareholder feedback – particularly around dividends, our merger and acquisitions strategy and our corporate structure – forms a part of boardroom conversations. After each quarterly market update, our CEO shares feedback with the Board. In 2019, Vittorio Colao, Chair of the Compensation Committee, discussed shareholder concerns around remuneration with the Board and wrote to shareholders explaining subsequent changes to remuneration. These were published in our remuneration report and put to shareholders for voting.

For more on shareholders see page 21.

Annual Report on Form 20-F 2019	13

Stakeholder review continued

Consumers
We know that people value price, quality, convenience – and increasingly sustainability – when it comes to the things they buy.

Understanding people’s needs

Consumer preferences are constantly changing. To make sure we’re ahead of the curve, we listen for signals that predict the next ‘big thing’ using data and advanced analytics. In our 30 People Data Centres around the world, we analyse millions of enquiries our Consumer Carelines receive each year and the conversations about our brands online. The insights we get drive the innovation and marketing of our 400+ brands – and, above all, help us give people the products they want.

We know that people want healthier and more natural products for themselves and their families, with fewer chemicals. At the same time, concerns around waste, plastic and climate change are growing – consumers are looking for eco-friendly products that are easy to buy and use, yet still effective. Alongside concern for the planet, people are increasingly shopping through multiple channels and, in pursuit of convenience, buying more online.

So we’re continuing to make our products healthier and more sustainable, as we have done for years. This means innovating existing brands, developing new brands and sometimes adding to our portfolio through acquisitions. Here we explain how each of our three Divisions worked to meet consumer needs in 2019.

Beauty & Personal Care

We believe in beauty that cares for people, society and our planet.

Caring for people

Demand for more natural and holistic approaches to beauty and wellness continues to grow, and so too does our portfolio meeting these needs. Love Beauty and Planet, for example, which first launched in North America in 2018, is now widely available across Europe, Asia and Latin America. Consumers in Europe can now also enjoy Schmidt’s Naturals, a recently acquired US personal care brand. Many of our established brands are also offering more natural products. Lifebuoy now has soap bars with green tea, charcoal and sea minerals, and Signal toothpaste has a new Natural Elements range.

We’re also creating more effective products using ground-breaking innovations. In 2019, Rexona brought out a Clinical Protection range that’s three times stronger than ordinary antiperspirants and can last for over 96 hours. It’s now available in four markets. We expanded our therapeutics offering to consumers in 2019, by acquiring Fluocaril and Parogencyl, well-known oral care brands endorsed by health professionals which are sold primarily in pharmacies in France and Spain.

Our prestige brands continue to meet the growing demand for premium beauty. In 2019, we added two new brands to our portfolio: Garancia, a French derma-cosmetic brand offering 38 premium facial and body skincare products, and Tatcha, a leading prestige skincare brand in North America, which is inspired by Japanese beauty rituals.

Consumers are increasingly looking for personalised experiences and products. All Things Hair, our online resource for hair inspiration and styling tips, now gives US consumers personalised recommendations based on digital consultations using AI. And St Ives launched a face mist range with fragrance designed to boost mood, with a marketing campaign delivering audio messaging relevant to the time of day.

Caring for society

Our Beauty & Personal Care brands are taking a stand and acting on social issues all over the world. Take Sunsilk, our haircare brand, which is on a mission to open up possibilities for young women. Its Together We Rock movement is designed to inspire women between 16 and 24 to support each other and feel more able to pursue their dreams. Meanwhile, Dove launched project #ShowUs to shatter beauty stereotypes by building the world’s largest photo library created by women and non-binary people – in partnership with Getty Images, Girlgaze and women everywhere. More than 5,000 images are already in the library, presenting a more inclusive vision of beauty to advertisers and media of all types.

CLEAR introduced a cutting-edge resilience programme, the Resilience Bootcamp, aimed at helping young people overcome social anxiety and unlock their full potential. And Dove Men+Care and Promundo are working together to improve men’s access to and uptake of paternity leave.

Caring for our planet

Plastic is a growing concern for consumers, and we’re working hard to make our products use less, better or no plastic. Dove, for example, announced ambitious plans for doing all three across its product range, including moving to 100% recycled bottles by the end of 2019 (see page 44 for more details). All Things Hair successfully piloted refill stations for shampoo and conditioner in the Philippines, and Signal launched our first sustainable bamboo toothbrush. We pioneered a new technology which has made our black TRESemmé and Axe bottles recyclable in most markets. At the World Economic Forum, we announced that six of our brands – Dove, Rexona, Axe, Love Beauty and Planet, REN Skincare and Signal – will begin to use the new global Loop system by TerraCycle, for refilling and reusing containers.

We’re creating products that are better for the planet in other ways. We’ve brought out a new ‘no-rinse’ conditioner in the US, the good stuff, which saves 420 litres of water per bottle. And after certifying Dove as cruelty-free in 2018, animal rights organisation People for the Ethical Treatment of Animals (PETA) has now certified three more of our brands: Love Beauty and Planet, St Ives and Simple.

There’s still much to do as we expand our portfolio of eco-friendly products. But we are taking steps in the right direction.

Foods & Refreshment

We have a responsibility to make brands that not only taste and feel good, but that are a force for good.

Our new state-of-the art Global Foods Innovation Centre located at Wageningen University in the Netherlands – the leading global agri-food research hub – is helping us to quicken the pace of innovation to improve the health of both people and the planet. Through our partnerships in this ‘Silicon Valley of food’ and around the world, we’re encouraging the wider food chain to become healthier and more sustainable, faster.

Plant-based foods

In 2019, we stepped up the availability of our plant-based products including Magnum Vegan, Ben & Jerry’s Dairy-free, Cornetto Vegan, Hellmann’s Vegan Mayonnaise and Sir Kensington’s Vegan range. To help improve biodiversity, Knorr joined forces with the World Wildlife Fund on a global campaign to promote Future 50 Foods, and offered new plant-based recipes to consumers around the world. We also partnered with Burger King to launch the new Rebel Whopper featuring vegan Vegetarian Butcher patties in more than 25 countries across Europe, the Middle East and Africa. Thanks in part to these efforts, investor network FAIRR ranked Unilever as among the best prepared companies for the shift towards plant-based proteins.

Better for people and the planet

This year, we further reduced the salt, sugar and calories in our products, and added even more fortified ingredients (see page 18 for more on this work). We also continued to increase the amount of sustainable ingredients in our brands: as of 2019, 98% of the key vegetables and herbs we buy (around 90% by volume) used in Knorr and other brands were sustainably sourced.

Reducing plastic packaging and food waste continues to be an important priority. We were the first major foods brand to introduce 100% recycled plastic packaging in Hellmann’s jars in Mexico and Bango bottles in Indonesia. Hellmann’s in the US has also committed to use recycled plastic materials for all its mayonnaise and mayonnaise plastic dressing containers by 2020. We were the first major ice cream brand to use compostable ice cream tubs in Italy and piloted the first ever ‘wrapperless’ ice cream on Solero multipacks. We also expanded our range of biodegradable teabags and introduced the first 100% recyclable Knorr soup pouches in Turkey.

Anytime, anywhere

We’re also making our brands more widely available. Our Unilever Food Solutions business – serving professional customers and restaurant operators – continued to grow, serving chefs around the world. IceCreamNow, our instant ice cream delivery service in partnership with a host of online delivery companies, expanded to 35 countries around the world.

14	Annual Report on Form 20-F 2019

Strategic Report

Almost half of our Division’s sales are now in emerging markets, where we’re working to meet the needs of people at all income levels. In 2019, we saw more and more consumers buying our products in India, China, Indonesia and the Philippines.

Every brand a movement

Our mission goes beyond providing delicious, healthy and sustainable products – we want our brands to take a stance and real action on the things that really matter.

In 2019, Ben & Jerry’s continued their long tradition of climate activism, joining the youth-led climate strike in September. The brand also launched Justice ReMix’d to fight for criminal justice reform in the US, and continued to campaign for refugee and LGBTQ rights. Lipton Tea launched its global You.Me.Tea.Now campaign to combat loneliness by encouraging more quality connections in people’s daily lives.

Hellmann’s, with its Real Taste, Less Waste programme, has been running educational campaigns to rescue leftover food from being wasted. In Canada, for example, its Real Food Rescue project is redistributing surplus food to people in need, as well as encouraging consumers to reduce their own food waste and to recycle. And Unilever Food Solutions’ Fair Kitchens programme continued to inspire a new kitchen culture, where staff happiness is just as important as diners’ satisfaction.

Activities like these don’t just benefit people and the environment, they raise the profile of our brands among consumers. For instance, the markets in which Brooke Bond activated its campaign around mental health and disability grew faster than those where it was not activated in 2019. And in the wake of Knorr’s Future 50 Foods campaign in Belgium, we saw a 10% rise in sales.

Home Care

We want to make people’s homes a better world, and to make our world a better home.

Serving the changing consumer

People increasingly want cleaning products that are better for them, their home and the planet – without sacrificing quality or convenience. Across our R&D centres, including our Materials Innovation Factory at the University of Liverpool, we’re working with innovation partners to develop cutting-edge cleaning technologies. Our aim is to create a portfolio of brands that are sustainable by design – fit for a water-scarce, low-carbon world. This means more biodegradable products that are milder on skin while better at cleaning, and that use renewable or recycled ingredients. It also means more eco-friendly products with fewer chemicals, as well as more concentrated products that have a lower carbon footprint due to less water being transported.

Take the relaunch of Omo in Brazil which was one of the highlights of our year. This relaunch included the arrival of our new formulation of Omo Perfect Wash which is more compact, concentrated and effective, leaving no residue on clothes. Bottles now contain 15% recycled plastic, and the smaller box size for the same number of washes means a reduced carbon footprint. In 2019, we also introduced Seventh Generation’s Ultra Concentrated detergent: eight times more concentrated than the original formula, and in a 100% recycled bottle with an exact dose technology in the cap. And we rolled out Love Home and Planet in the US and China: plant-based, independently certified cruelty-free and vegan home care products, including a dry wash spray for clothes that helps minimise energy and water use.

In 2019, we rolled out other new packaging formats to help reduce our use of plastic, including refills. Cif ecorefill, for example, is a 10x concentrated cleaner made with 75% less plastic that consumers attach to their Cif spray bottles and dilute at home. This means they can use a single bottle for life. In Chile, people can get refills of Omo detergent and Quix dishwashing liquid from dispensers in electric tricycles that deliver in Santiago neighbourhoods. Quix, which launched in July, uses a world-first technology to create a new cleaning agent that is 100% biodegradable and renewable, while being ultra-mild on hands.

Making our world a better home

Our Home Care brands stepped up their purpose-led activities in 2019. Cif created clean-up campaigns both online and on the streets, leading neighbourhood activities across Italy, Poland, Hungary and Romania. Seventh Generation continued its campaign against climate change by working with the Sierra Club to increase the uptake of renewable energy across US cities. The brand also closed its US office to join the global climate strike in September and donated its advertising airtime

We’re innovating

within existing brands,

developing new brands

and adding to our

portfolio through

acquisition.

during the week to help amplify the movement’s message. And Domestos has built on its partnership with Unicef, which helped more than 11 million people (between 2012 and 2019) access better sanitation and hygiene.

Designing for channel

We’re working to make sure we’re offering our products to consumers in the right places. E-commerce is a key channel so we’re designing our products for home delivery – making sure our packaging fits through a letter box, for example. And we’re expanding our Home Care offerings for growing markets such as DIY stores and mid-sized professional cleaning firms. In Brazil, Omo continued to free people from doing their laundry with its Omo Express pick and wash service.

The Cif online engagement across Europe is just one example of how we’re using digital channels and content to reach more people in more places and better understand our consumers. There’s also Cleanipedia, our online resource for cleaning tips, which attracts over 63 million visitors per year. And in Brazil, Comfort sponsored a 13-part TV series encouraging people to get more from their clothes and support more sustainable fashion. By growing our digital marketing capacity, we’re sharing more relevant and meaningful content with consumers, having more conversations with them and using the insights we gather to enhance our activities and brands.

Innovations and activities like these are just some examples of how, in all three of our Divisions, we’re meeting changing consumer demands. To see how the divisions performed in the year, see pages 23 to 25.

Annual Report on Form 20-F 2019	15

Stakeholder review continued

Our people
As the world of work changes, we’re determined to be a company where talented people with purpose can grow both themselves and our business.

The changing world of work

There are many facets to today’s evolving workplace. With automation and digital transformation, employees have opportunities to reinvent themselves and learn new skills. People want and need more flexibility from employers – freelance and remote working is on the rise, and jobs for life are increasingly rare. The combination of an ageing population and reduced retirement provision means that people are working for longer. And more and more people of every age want a meaningful job that chimes with their values.

As we make our business fit for growth now and in the future, there’s no more important place to start than with our own people. Put simply, the quality of our people and the quality of our business are one and the same.

The belief that people with purpose thrive is at the heart of our business strategy. So we’re creating a workplace and culture that will make it easier for our employees – all 150,000 of them around the world in factories, R&D labs, offices and tea plantations – to work in ways that suit their individual lives and values. Here we outline how we’re adapting to these changes, while ensuring a safe workplace and a future-fit culture.

Reshaping how we work

To meet people’s changing needs and continue to attract the best, we’re moving beyond traditional employment models and ways of working. In doing so, we need to make sure our people stay safe, healthy and fulfilled at work. In 2019, we’ve taken some big steps forward.

More flexible and agile working

Continuing to be an industry-leading business and employer means moving to faster, smarter ways of working at all levels of our company. So we’re evolving our culture to encourage more agility and accountability.

Our new Flex Experiences platform offers employees the chance to share their talent and experience with people on other teams and in other countries. Live in 20 business areas, so far it has reached over 40,000 people in more than 100 countries and unlocked over 100,000 hours of new career experiences and learning. We’re also changing how we manage performance – encouraging employees to set goals throughout the year to encourage more innovative, entrepreneurial ways of working.

In 2019, we had 30 agile teams on pilot projects around the business. So far, the results have been positive: working in this way not only improves people’s speed and agility but helps them to feel more engaged. So, we’ll be taking what we learn from these pilots to the wider business.

We believe that allowing people to work flexibly will help us continue to attract talented employees and future leaders – as well as people in the open talent economy such as contractors, consultants and independent project workers. It will also make us a more inclusive employer – giving more options to people with disabilities, family commitments or other time pressures. By moving beyond the typical 9 to 5 employment model, we’re opening up, enhancing and future-proofing Unilever.

Lifelong learning

Learning is another critical aspect of people’s fulfilment and Unilever’s long-term commercial success. Ongoing learning is particularly important as we move to more digitally enabled and agile ways of working. We’re aiming to become an organisation where learning is baked into every role – and where relevant and effective training is available to people when they need and want it.

We’re using digital platforms to give people control of their own learning. In 2019, more than 54,000 employees used Degreed, our online learning platform which holds over two million pieces of content in a variety of formats and in 20 languages. And over 18,000 employees learned new digital skills like agile methods, data analytics and sustainability through our Power Up programme.

Digitalisation, automation and the changing world of work affect people in different ways, depending on their roles. We see it as our duty to make sure our people, wherever they work, are equipped for the future. In 2019, for example, we committed to working with the European Works Council on a Framework for the Future of Work. Every employee will be invited to draw up an upskilling, reskilling or an employability plan, so that they are ready to adapt to the changing shape of work in the years ahead. Where we make changes resulting in job losses, we ensure that our people are similarly equipped. For example, we put in place a major programme, including support for setting up small businesses, to ensure the people affected by automation in our tea plantations in Kericho, Kenya could successfully move from job to job.

Listening to our people

To continue to be an attractive employer, we need to understand how our employees experience Unilever every day – and, crucially, to turn these insights into action. So we gather real-time data on topical issues through monthly pulse surveys and other crowdsourcing tools. More than 22,000 people gave feedback in 2019.

Alongside this, we run a more extensive survey, UniVoice, once a year. This year, 82% of those invited to respond did so, reaching around 90,000 employees, including plantation workers, for the first time. Encouragingly, we saw improvements in our scores across the board. Overall engagement – the headline key metric in the survey – was up 2%, at 77%. Pride in Unilever (87%), our approach to diversity and inclusion (79%), business integrity (81%) and sustainability (77%) stood out as strengths. There was also a 10% increase in the number of people who believe Unilever cares about their wellbeing, to 73%. And 78% of our employees also said we have the right strategy to win.

The survey also highlighted areas to improve. For example, while our scores on how quickly we respond to changes in the market have improved, half of employees think our competitors are faster. Clearly this is a priority as we develop a growth culture, supported by more agile ways of working. Furthermore, one third of respondents were doubtful that anything would happen as a result of their feedback to the survey. To address this, we have asked the head of each business unit to review their own results and commit to a clear action plan.

As an external benchmark, we also look at how people rate us on Glassdoor, a jobs and recruitment site. December 2019 figures show that 84% would recommend us to a friend and 93% approve of our CEO. Our rating remains well above the site average.

Our people have opportunities at townhall meetings and webcasts to ask management about the financial and economic factors affecting our performance. At these regular events, the ULE discusses our quarterly performance and strategy, among other things.

Acting with integrity

One other essential aspect of listening to our employees is giving them a platform for reporting concerns around business integrity, such as anti-bribery and corruption which we simply do not tolerate. We have clearly defined principles around ethics and integrity (our Code Policies) that apply to all of our employees – and we communicate these each year through mandatory online training modules and a business integrity pledge.

We do all we can to help people feel comfortable and secure in reporting breaches of business integrity and offer a 24-hour whistleblowing line over the phone or online. In 2019, we received 1,575 reports from whistleblowers. Of these, we closed 1,410 and confirmed 733 as breaches, which led to 413 people leaving the business. Please see page 33 for more on how we manage risks around business integrity.

82%

response rate to our

2019 UniVoice survey

Safety at work

The safety of our people and those who work with us is paramount. Our Total Recordable Frequency Rate (TRFR) was up in 2019 (1 October 2018 to 30 September 2019) to 0.76 accidents per million hours worked, from 0.69 in 2018. Our 2019 TRFR includes for the first time all

16	Annual Report on Form 20-F 2019

Strategic Report

acquisitions which operate as decentralised business units, as we now have processes in place to collect the data. After a spike in the first six months, when injury rates went up partly due to the inclusion of decentralised business units, the following six months showed substantial incident rate reduction, in line with our year-on-year declining trend. This trend reinforces the confidence that our leadership, programmes and systems will drive further improvement in the years to come. We’re committed to achieving our ‘vision zero’ strategy and will continue to seek improvements that make people safer.

During the same reporting period, regrettably there were four fatalities at work in Latin America involving two employees and two contractors. Two of these were traffic accidents and two happened in factories. This year we introduced a one-hour stand-down across all of Unilever’s operations globally for fatalities which happen while at work, with a ULE member or country General Manager travelling to the location of the fatality to review the case and learnings. We also held safety events involving all third parties – in manufacturing, logistics and distribution – to ensure stronger implementation and monitoring of safety standards. These efforts run alongside the regular communications and reinforcement of our safety standards at all levels of our company.

Evolving our culture

We’re working to build a more open, authentic and agile culture at all levels of Unilever, to fuel personal and business growth.

Purpose first

We believe that if people feel they can be true to their purpose while working with us, we’ll be able to achieve more together. Through our People with Purpose programme, we’re aiming to work with every employee to help them define their purpose and find a way to reach it in their working life. More than 48,000 people have discovered their purpose since 2015. And it’s making a difference: our UniVoice survey showed that 92% of people who have been through the programme feel they can put more into work because they understand their purpose.

Fit for the future

To become a more agile organisation, we need to simplify and flatten our internal structures – and to work in more networked ways. We also need to encourage people to make smarter decisions faster, and with customers and consumers front of mind. The tone set by our leaders is important. The ULE is using tools like Yammer to have real – and real-time – conversations with employees. And when we launched our new strategy, we asked our entire organisation for ideas for how to bring the strategy to life. More than 47,000 employees from 80 countries contributed 2,100 ideas, with over 17,000 people voting for their favourites. Three of these ideas have received investment and are now being explored.

We also recognise that to evolve our culture, our leaders need a more empowering mindset. So we’ve rolled out new Standards of Leadership which define the expected behaviours of our people in all our countries. In 2019, we put almost 3,000 people through an intensive self-reflective leadership programme. We’re also working on personalised development plans for our next generation of potential ULE members.

One of the biggest validations of our focus on culture and purpose is the simple fact that people want to work with us. In 52 markets, we’re the number one FMCG graduate employer of choice. And more than eight million people follow us on LinkedIn, making us the most followed FMCG employer.

Our belief that people with purpose thrive is underpinned by our values set out on page 9. Our Board is responsible for assessing and monitoring these values and our culture. To gain insight, aspects of culture and our values are regularly analysed by the Board using multiple sources, including the results of the UniVoice survey, the main way in which we monitor our culture, business integrity reports (see page 56), interaction with senior management and workforce and health and safety data. At meetings in October and November 2019 respectively, the Board discussed with members of the ULE how best to nurture a culture of flexibility and agility and the results of the UniVoice survey.

A workplace for everyone

Becoming a truly diverse and inclusive organisation – one where everyone feels they can bring their whole self to work – is a priority for us. This is not just the right thing to do. It also benefits business, as diversity leads to better innovation and performance.

We’re making good progress at management level. Women held 51% of our managerial roles as of December 2019 and our efforts have been recognised – we were featured in the Bloomberg Gender Equality Index in 2019. Despite this, there is still work to be done to ensure a balanced representation of women at senior management level and above. Among the various initiatives to address this, we have two targeted programmes to develop our senior women and create a healthy pipeline of talent.

We’re encouraging gender equality in other ways. For example, we have deeply embedded flexible ways of working across the organisation. Recognising the importance of supporting parents, we have a global paid maternity leave policy of 16 weeks and a global paid paternity leave policy of three weeks.

We’re committed to gender equality and fairness in the workplace, based on equal pay for equal work and achieving greater gender balance. Pay and overall reward is gender neutral, with any differences between employees in similar jobs reflecting performance and skill. Gender pay gaps can develop where there is a representational imbalance between genders. Our Framework for Fair Compensation has been instrumental in helping us review the average pay differences between genders at both a country level, and at each work level within each country. We continue to improve our gender balance, and relevant gender pay gaps, at various levels and in various countries throughout the business. As part of our Framework’s living wage element, we are committed to pay a living wage to all our direct employees. We are already paying at or above a certified living wage in most places and are actively working through the small number of remaining issues which are in areas with complex pay arrangements.

Becoming a more attractive workplace to people with disabilities is another priority. We’re focusing on building accessibility and breaking down barriers in this area, as well as on creating an inclusive culture. To show our commitment, we’ve set ourselves a target for people with disabilities to represent 5% of our workforce by 2025.

We’ve also been working to remove limiting stereotypes from our culture so that employees can be themselves at work. Building on our efforts to break down stereotypes in advertising, our #Unstereotype the workplace initiative has been running for two years. Since 2018, we have been rolling out #Unstereotype bootcamps and customised training to minimise unconscious bias and how to break down stereotypes in 40 countries.

Our aim is simple: to be a diverse and inclusive workplace where people with purpose thrive.

	2019				2018
Gender statistics	Female		Male		Female		Male
Board	5		8		5		8
	(38%	)	(62%	)	(38%	)	(62%	)
Unilever Leadership Executive	4		8		4		7
(ULE)*	(33%	)	(67%	)	(36%	)	(64%	)
Senior management	15		59		17		64
(reporting in to ULE)	(20%	)	(80%	)	(21%	)	(79%	)
Management	7,620		7,408		7,336		7,552
	(51%	)	(49%	)	(49%	)	(51%	)
Total workforce	53,469		96,398		53,465		101,383
	(36%	)	(64%	)	(35%	)	(65%	)

*As	at 20 February 2020 (the latest practicable date for inclusion in this report), there were four females and nine males on the ULE.

Note: Employees who are statutory directors of the corporate entities included in this Annual Report and Accounts: 493 (68%) males and 232 (32%) females (see pages 154 to 160).

Annual Report on Form 20-F 2019	17

Stakeholder review continued

Society
Businesses that serve society today will be those that thrive in the future. Our scale give us an opportunity to create a better world and a stronger business.

Creating positive change

Our impact on society starts, of course, with our contributions as an employer, taxpayer and buyer of goods and services – amounting to around €34 billion in 2019. But we both need and want to do more. Our Unilever Sustainable Living Plan (USLP) gives us a framework to better the health, wellbeing and livelihoods of millions around the world. Progress against our key 2020 targets is on page 22, and we’re currently developing goals beyond 2020.

We can improve people’s lives directly through our products. We can create broader change by putting our influence and resources behind things that matter, often in partnership with others such as projects supporting the UN Sustainable Development Goals (SDGs). And our household name brands are changing things for the better.

Better health and wellbeing

One of our big goals is to help more than one billion people improve their health and wellbeing by 2020. Many of our brands do this directly, while others do it through partnerships working to make it easier for people to live healthy lives.

Improving hygiene and sanitation

Around 2.3 billion people still have no access to basic sanitation, while 844 million are without safe drinking water. Diarrhoeal diseases are the third leading cause of child mortality globally and around half of the world’s population suffers from untreated tooth decay. We’re working hard to change these numbers. By the end of 2019, we’d reached 1.3 billion people through our activities to encourage behaviours like handwashing with soap and better oral care, and to create better access to clean toilets and safe drinking water.

Since 2010, for example, Lifebuoy has reached over 1 billion people in its efforts to improve handwashing habits, including 587 million through TV reach. We’re working in partnership with organisations such as Gavi to promote vaccination and handwashing, and the Power of Nutrition to give women in rural India advice through their mobile phones about their children’s health, including handwashing. In India, we opened two more Suvidha centres in partnership with HSBC to give people access to clean water, sanitation and laundry facilities bringing the total to three, with two more under development. And, both through its partnership with Unicef and the Cleaner Toilets Brighter Futures programme, Domestos is improving access to toilets for school children (see page 15).

Healthier eating

The world’s food system carries a double burden: almost two billion people are overweight, while 821 million people are malnourished. ‘Big food’ is seen by many as the problem. We’re determined to be part of the solution.

So we’re continuing to reduce the sugar, salt and saturated fats in our foods – 56% of our portfolio (out of our target of 60% by 2020)

meets our Highest Nutritional Standards based on globally recognised dietary recommendations. We’re also putting clearer nutrition labelling on our products. In 2019, 98% of our Foods & Refreshment portfolio had full nutrition labelling in line with our product labelling criteria (based on global sales from 1 April 2019 to 30 June 2019), and we’re working towards 100%. And, our brands are offering more fortified foods as part of our wider ambition to provide 200 billion servings by 2022 that contain at least one of the following key micronutrients: iron, iodine, zinc, vitamin A or D.

We believe that plant-based diets are essential for a sustainable food system and will be critical for slowing global heating. So we expanded our range of vegan and vegetarian options in 2019, including the newly acquired Vegetarian Butcher (see page 14 for more). And, through a three-year partnership with the World Wildlife Fund launched in 2019, Knorr is promoting 50 plant-based foods (see page 14).

Improving physical and mental health

We have a responsibility not just to help our employees improve their health and wellbeing (see page 16), but to encourage people everywhere to look after their physical and mental health. Dove’s Self-Esteem Project, for example, has reached over 60 million young people in 142 countries – including 21 million through a specially commissioned cartoon series designed to improve body confidence, which was aired in 12 markets. Lipton Tea launched its new Quality Connections programme in 2019, while Brooke Bond continues its campaign to break stereotypes around mental health and disability. And Clear, our anti-dandruff haircare brand, is tackling social anxiety and building young people’s resilience.

Enhancing livelihoods

Our activities touch the lives of millions, both directly and indirectly. We have a responsibility to protect their rights and help them live well.

Championing human rights

Our Responsible Sourcing Policy sets standards on human and labour rights for our suppliers. In 2019, 70% of our procurement spend was through suppliers meeting these requirements. We have due diligence procedures to identify human rights risks in the supply chain including third-party audits. We aim to support suppliers to find solutions to identified issues, especially where these affect workers’ human and labour rights.

To further embed a culture of respect and promote human rights, in 2019 we created and began to roll out an internal business and human rights training programme. We also carried out external, independent Human Rights Impact Assessments in Guatemala, Thailand and Turkey. We continued to partner with UN Women, publishing Implementation Guidance for the Global Safety Framework

We’re creating broad change by putting our influence and resources behind projects that support the UN SDGs.

and working with our tea suppliers in Kenya, Tanzania and India to improve women’s safety. And we continued to focus on the rights of migrant workers, including no payment of recruitment fees, by taking part in multi-stakeholder initiatives such as the Consumer Goods Forum, Leadership Group for Responsible Recruitment and Responsible Labour Initiative. We also published a full list of our tea suppliers in 21 countries to help consumers make more informed choices about the products they buy.

A fairer world for women

One of the most powerful ways to improve the livelihoods, health and wellbeing of everyone is to create more opportunities for women. So we’re investing in women across our value chain – employees, farmers, small retailers – giving them business opportunities and access to training, finance and technologies.

We put our influence as an advertiser behind the #Unstereotype initiative to encourage a move away from unhelpful portrayals of gender. Many of our brands are pushing for greater gender equality through their brand purpose and partnerships, such as Sunsilk and Girl Rising in Indonesia, Philippines and Argentina, Sunlight and UN Women in Indonesia, and TRESemmé and ICRW in the UK. We’re also continuing to partner with UN Women to improve the safety of women in agriculture, especially on our tea plantations.

More inclusive business

We want to unlock the potential of the millions around the world who help source, make and sell our products – growing our business and theirs. For example, through the CEO Partnership, we have projects in Kenya, India and Pakistan with credit and insurance providers such as Mastercard, AXA and Telenor to deliver digital credit and payment services to small retailers. And we continue to expand our Shakti programme, which gives women in rural communities in countries such as India and Nigeria the opportunity to earn an income by selling our brands.

Our work also extends to the smallholder farmers we depend on for key crops. For example, in Madagascar, Wall’s is working with NGOs to help families earn a sustainable living from vanilla farming. Across all our smallholder programmes, we’ve helped more than 793,000 smallholder farmers access initiatives aiming to improve agricultural practices.

18	Annual Report on Form 20-F 2019

Strategic Report

Planet
We’re living in a climate emergency. As the planet continues to heat, we need to protect the natural resources we depend on to grow our business.

Business needs a healthy world

To create the change needed to counter the rapid warming and degradation of the environment, we have to radically overhaul entire systems. Our activities (see pages 10 to 11) impact the environment, mainly through the use of water, energy and land as well as the production of waste and greenhouse gas emissions. Taking action on these issues is not only the right thing to do – it also helps our business as consumers choose brands which align with their values and concerns. Our Environmental Policy outlines our responsibilities to the environment and is, among other things, implemented through the USLP.

Our environmental targets were ground-breaking when we set them in 2010, because they considered the wider value chain, including consumer use. In some areas of the wider value chain, such as lessening consumer waste, we’ve made good progress – in others, such as reducing consumer greenhouse gas and water use, we haven’t done so well. This is disappointing, but we’re using what we’ve learned to refine our strategy. Having launched new goals for plastics in October 2019 (described below), we’re in the process of setting new sustainability goals for beyond 2020. These will both challenge us and, we hope, encourage others to act faster. As we’ve learnt from the last nine years of the USLP, partnerships are key.

Tackling climate change

This year we reaffirmed our science-based commitments through the UN’s Business Ambition for 1.5°C campaign. We’re taking action across our value chain.

Reducing carbon emissions

We’ve made significant progress in our own operations. Reducing emissions means reducing energy. By the end of 2019 we had reduced energy from our factories by 29% per tonne of production compared to 2008, avoiding costs of around €733 million in the process. We continue to use an internal price on carbon to fund energy projects. See page 40 for more details. Since 2008 we’ve reduced CO2 emissions from energy per tonne of production by 65%. We’re also finding ways to replace fossil fuel energy with renewable energy. As of September 2019, 100% of our grid electricity was from renewables across five continents. And 24 manufacturing sites achieved carbon neutral status. We’re now using solar power in 20 countries and are pushing for regulatory changes to move more swiftly away from fossil fuels.

However, around 65% of our carbon footprint comes from consumers using our products. So halving our total emissions footprint depends on two main things: changes in consumer behaviour and renewable energy becoming more widely available. We’ve made some progress by influencing behaviour through product design, but we need to go faster. So we’re developing our products to use less carbon – introducing more concentrated liquids for example – and joining the RE100 global campaign for better access to renewable energy for all.

Where water is becoming scarcer, we’re developing products which use less water, while encouraging people to do laundry on shorter cycles.

Ending deforestation

In 2010, as a member of the Consumer Goods Forum, we committed to achieving zero net deforestation associated with our four most important deforestation risk commodities by 2020: paper and board, palm oil, beef and soy. For these commodities, we use additional verification on top of our existing sustainability certifications to address the environmental and social issues associated with these particular crops. Specifically, our accelerated activities will include: enhancing our efforts around traceability and transparency using advancements in technology; inclusion of smallholders in our value chain particularly in countries such as Indonesia to help them increase crop productivity and diversify income; and simplifying our approach to sourcing.

Despite our efforts over the past decade, commodity-driven deforestation remains a serious challenge in many parts of the world. We cannot solve deforestation without wholesale transformation of supply chains towards more sustainable models of production. This is why we are working with governments, other businesses, civil society and local communities to tackle the causes of deforestation.

Rethinking plastic

While plastic does have a role to play in the economy, it does not belong in the environment. Its impact has rightly become a huge concern. With consumer expectations and legislation changing fast, we have to rethink both the design of our products and our business model to build a circular economy – one where we not only use less plastic, but where the plastic we do use can be reused, recycled or composted.

Since 2010, our total waste footprint per consumer use has reduced by 32% – partly through better product design and recycling infrastructure. But we need to do more, and more quickly. So in October 2019, we announced a new ambition to halve the use of virgin plastic in our packaging by 2025 and to collect and process more plastic packaging than we sell by 2025. This will mean exploring new product designs that use more refills, recycled materials, or no plastic at all. And it will mean continuing to invest in infrastructure – expanding our partnerships with waste management companies like Veolia and with household recycling services like Wecyclers in Nigeria.

We’re already making progress. In 2019, nine of our brands registered their interest in participating in a pilot of the TerraCycle Loop refill and reuse scheme in the US and France, with five already launched on the platform. And, we’re bringing more recycled plastic into more of our product packaging, while exploring other options such as glass jars for Knorr soups and sustainable paper for Carte d’Or ice creams.

100%

grid electricity from

renewables on 5 continents

Innovation with others, plays a big part. For example, we’re working with Ioniqa, a Dutch start-up, to develop a technology that breaks down plastic to make it more recyclable. And we’re investing in solutions – through Circulate Capital’s Ocean Fund, for example, which is working to reduce plastic pollution in South and South East Asia.

Protecting nature through sustainable sourcing

We use many different raw materials to make our products. Sustainable sourcing and sustainable agriculture are vital to maintaining the supply of these natural resources while also feeding the world’s growing population.

Our Sustainable Agriculture Code lays out standards for the suppliers of our biggest commodities such as palm oil, soy, paper and board – as well as crops such as sugar, tea and vegetables – to farm in ways that sustain the soil, use less water and fertiliser, protect biodiversity and improve people’s livelihoods. In 2010 we set a target to source all our raw materials sustainably. 62% of all agricultural raw materials were sustainably sourced in 2019, compared to 14% in 2010. For the 12 key ingredients that make up around two-thirds of our total volume of agricultural raw materials, 88% were sustainably sourced.

Pushing for system change

The radical changes needed can only be made through co-operation – across borders and between boardroom tables. So we’re working closely with organisations such as the Ellen MacArthur Foundation to push towards a circular economy. And we’re lending our voice to calls for connected approaches, such as the Nature Based Solutions Manifesto for natural solutions to climate change. We are all in this together, and we still have much to do.

See page 22 for details on our progress against key USLP targets and pages 40 to 45 for more on how we manage risks and opportunities from climate change and plastic packaging.

Annual Report on Form 20-F 2019	19

Stakeholder review continued

Customers
With our many customers, from e-commerce marketplaces to family-owned stores, we’re pioneering new ways of selling to grow both our business and theirs.

The changing world of our customers

We partner with 25 million retail sales outlets in our distribution chain in over 100 countries, with 60% in developing and emerging markets. We work closely with our customers to grow both their sales and ours while spreading the positive impact of our purpose-led brands. This could mean collaborating on a new product launch or purpose campaign, or recommending the right range of products based on our consumer insights.

The retail world is changing fast. People no longer just shop in one place – they’re using a variety of channels, both online and off, and expect a seamless experience throughout. In developing and emerging markets, we’re seeing a move towards e-commerce and convenience stores – and in the developed world, towards these as well as discount channels. So, it’s becoming even more important to adopt a successful multi-channel approach – offering the right products at the right prices in the right places.

Reinventing retail

We’re evolving how we sell to make sure we have the right presence in growing channels such as health & beauty, out of home and e-commerce. We’re also partnering with small and larger retailers to create more growth opportunities.

Growing e-commerce

The forecast for global e-commerce growth was 20% for 2019. Unilever’s e-commerce sales grew 30%, accounting for 6% of our turnover (including sales to consumers both by Unilever and by retailers via their e-commerce platforms). While this pace is fast compared to the market, we need to go faster, partnering with customers who share our aim to grow across e-commerce channels. This year we worked closely with Alibaba, JD.com and other online retailers as part of the one-day Double 11 Chinese shopping gala. Among other things, this involved an interactive on- and offline shopping experience promoting premium products such as Love Home and Planet and Lux botanical shower gels.

We’re also partnering with large retailers like Tesco, Carrefour and Walmart on omnichannel – across channel – sales models to make sure they reach consumers, however they choose to buy. Our aim is to build a balanced e-commerce model that includes e-commerce retailers, bricks and mortar online sales, and direct-to-consumer businesses.

Partnering for growth

Supporting our big box retail partners to develop better in-store experiences and more digital options is a key part of our approach. We’re partnering with retailers such as Woolworths (Australia) and Target (US) to create more inspiring shopping experiences through more personalised and effective promotions – developing a new in-store experience for Target’s beauty offering, for example. And we’re creating joint business plans, for example with Coles (Australia) we’ve developed our offer of protein, low calorie, vegan and natural ice creams to focus on these high-growth markets.

Empowering small retailers

Digitising the sales value chain so that small retailers can order our products 24/7 is key to building direct relationships, providing growth opportunities for us and our customers.

In Indonesia for example, we’ve introduced a self-ordering smartphone app and phone ordering option for small stores. In Brazil, we’ve developed a small retailer e-commerce platform for buying our products, and have 200,000 registered stores so far. And in India, we launched the Shikar app so that traders can place orders without waiting for distributors to visit their stores. We’re also exploring new finance models such as micro-credit partnerships – with Mastercard in Kenya and Telenor in Pakistan – that help smaller retailers access loans to buy stock (see page 18).

Selling with purpose

We work with our customers to make our brands with purpose more visible – wherever shoppers are. We want to engage consumers on all shopping channels to inspire them to buy, consume and act more sustainably – which also leads to more sales and income for our customers. One way we do this is by bringing our brands to life in stores. We’ve partnered with Walmart in the US and Puregold in the Philippines, for example, to educate people on recycling and plastics reduction to help drive behavioural change through Unilever brands.

Part of selling with purpose is expanding our reach through last-mile and micro distribution models. Programmes like Shakti, through which more than 100,000 women are selling direct to homes and in villages in rural areas of 5 countries, and I’m Wall’s, which has created new livelihoods for thousands of micro-entrepreneurs in over 20 countries, are helping us expand our reach and make a difference to people’s lives. For more on small-scale retailer programmes see page 18.

We’re also making a difference to the planet through a raft of initiatives to reduce and reuse plastics in stores. We’re trialling refill stations with customers in the US and Europe, for example, and are working to expand these programmes. For more on how we’re tackling plastic packaging, see page 19.

25m

retail sales outlets in our distribution chain

Fitter for the future

Alongside working with our customers to help them become more fit for the future, we’re adapting our own ways of working. By becoming more integrated and digital, we’re finding ways to make our operations smarter and quicker. We’re assessing and refining our key processes and are using AI to become more efficient and effective with our customers – for example, through more dynamic resource planning and better promotion.

By relentlessly focusing on customers, consumers and channels, we can make sure our distribution platforms are primed for the evolving shopping habits of people all over the world.

20	Annual Report on Form 20-F 2019

Strategic Report

Shareholders
We’re working to create sustainable long-term value for our shareholders by evolving our portfolio to higher growth segments and transforming our business.

Our performance in 2019

We delivered underlying sales growth of 2.9%, balanced between price and volume. As we announced in our sales update in December, this means that we fell slightly short of delivering within our multi-year range of 3-5%.

Our underlying sales growth was driven by a strong overall performance in our emerging markets, up 5.3% and with a good balance between volume and price. Our businesses in South East Asia, particularly Philippines, Indonesia and Vietnam, performed well, as did North Asia. Latin America returned to growth and our Brazilian business also grew well, in an environment which is improving but remains challenging. These gains were, however, offset by difficulties in other emerging markets, including an economic slowdown in South Asia and tough trading conditions in West Africa and the Middle East.

Delivering strong growth continues to challenge us in developed markets, where we see low consumer confidence and a deflationary retail environment. Sales growth in our European business decreased by 0.6%, while in North America we saw modest growth, helped by a good performance in Deodorants and some good momentum in the second half from Dressings.

In our Divisions, Beauty & Personal Care grew

2.6%, led by strong, double-digit growth from Prestige. Deodorants and Skin Care performed well, but growth was weak in Hair Care. It was another good year for Home Care, growing by 6.1% with strong contributions from Fabric Solutions, Fabric Sensations and Home & Hygiene. Foods & Refreshment delivered growth of 1.5%, in a year which saw subdued demand for black tea, and a significant slowdown in the European ice cream market.

Our bottom-line performance was good, with underlying operating margin progressing 50 basis points to 19.1%. The improvement was driven by higher gross margins, a result of strong delivery from our 5S savings programme. In addition, free cash flow was up €0.7 billion to €6.1 billion, thanks to an improvement in underlying operating profit.

Purpose-led performance

As well as expecting consistent financial returns, shareholders today are increasingly interested in the environmental, social and governance (ESG) aspects of business that are so essential to delivering value. Our long-term commitment to ESG is encapsulated in the Unilever Sustainable Living Plan. Our focus and progress on becoming a more sustainable business helped us once again come top of our sector in the Dow Jones Sustainability Index in 2019.

We’re more determined than ever to show that our purposeful approach to business fuels strong performance. The numbers prove it – over the last few years we’ve seen significantly higher growth from our brands with purpose.

2.9%

underlying sales growth in 2019

That’s why we’re working to ensure that each of our brands has a clear purpose. As well as our brands taking a stand on issues, we’re setting bold goals and taking action on the many environmental and social challenges faced by society, such as plastic and climate change. See page 19 for more.

Accelerating our growth

As we strengthen our foundations to deliver long-term superior value, accelerating growth is our top priority. We’re doing this by evolving our portfolio of brands to higher growth segments. This means renovating our existing brands to meet emerging trends, creating new brands (such as Love Home and Planet), and making acquisitions in fast-growing segments like plant-based foods and prestige beauty. Over the last five years we’ve acquired over 30 businesses, including nine in 2019. In January 2020 we announced that we will be conducting a strategic review of our global tea business as we continue to evolve our portfolio to higher growth spaces.

Many of our recent acquisitions are growing in double digits, including our Prestige portfolio, Seventh Generation and Sir Kensington’s. However, some, such as Blueair, haven’t performed as expected in recent years. The aquisition of Horlicks is likely to complete in the first half of 2020.

We’re also capitalising on market potential. With 60% of our business in developing and emerging markets, we have an unmatched footprint in high-growth markets. In 2019, 19 of our emerging markets delivered more than €100 million in turnover, with 17 delivering more than €500 million. We’re also building a strong presence in markets of the future, such as Ethiopia and Myanmar. The key to winning in many of these places – and indeed in all our markets – is digitising our route to market and having a strong presence in channels such as e-commerce, as discussed on page 20.

Sustainable growth is fuelled by our savings initiatives. We have an everyday commitment to running the business efficiently, using savings to invest in growth areas of the future and in better products and brands. This, in turn, increases our margins. Our three main savings programmes – ZBB, 5S and our Change Programme – have delivered over €6 billion of savings since 2017.

Transforming for success

Our new leadership team is driving our transformation for future success: cementing purpose at the heart of our business strategy, while simplifying our organisational structure. To help us shape a faster, more responsive business, we’ve reinstated the Chief Operating Officer role and simplified our structures in Europe, South East Asia and Australasia. These actions are all part of building a culture of growth at Unilever: becoming a more agile organisation that makes smarter decisions faster, and with consumers and customers front of mind – see pages 14 and 20 for more.

The transformation is underpinned by technology, which is making a difference at every stage of our operations. It’s helping to improve our sourcing of raw materials, for example we’re exploring the potential of AI to calculate ideal harvest times and increase productivity at our tea plantations in Kenya. And it’s creating new efficiencies in our manufacturing operations – at the end of 2019, 31 of our sites were streaming live data using a ‘digital twin’, which tracks physical conditions and uses machine learning to analyse data and optimise processes, reducing both waste and energy used. We plan to connect another 40 sites in 2020.

We’re also building digital relationships with our customers and creating better, more cost-effective models of service – for more on this, see page 20. We’re getting even closer to consumers by using advanced analytics to understand trends on social channels and through our Consumer Carelines. The insights we gain are enabling us to be in the right places at the right times with the right products. Digital activities like these make our investments more effective, help us develop more powerful innovation capabilities and ensure we are more responsive to consumer trends.

In summary, we are focused on accelerating growth while continuously transforming our organisation to be future-fit. Our purpose-led business model remains key to delivering superior long-term value.

>€6bn

cost savings since 2017

Annual Report on Form 20-F 2019	21

Our performance

We measure our success by tracking both non-financial and financial key performance indicators that reflect our strategic priorities.

Non-financial performance

	Target	2019		2018		2017
Improving health & wellbeing Big Goal: By 2020 we will help more than a billion people take action to improve their health and wellbeing. See page 18.

Health & hygiene Target: By 2020 we will help more than a billion people to improve their health and hygiene. This will help reduce the incidence of life-threatening diseases like diarrhoea.	1 billion	On ground reach: 615 million		On ground reach: 570 million	Δ	On ground reach: 523 million

		TV reach: 710 million	*	TV reach: 670 million	*	TV reach: 78 million	*
Nutrition Target: By 2020 we will double (i.e. up to 60%) the proportion of our portfolio that meets the highest nutritional standards, based on globally recognised dietary guidelines. This will help hundreds of millions of people to achieve a healthier diet.	60%	56%	†	48%		39%	◇
Reducing environmental impact Big Goal: By 2030 our goal is to halve the environmental footprint of the making and use of our products as we grow our business. See page 19.

Greenhouse gases Target: Halve the greenhouse gas impact of our products across the lifecycle (from the sourcing of the raw materials to the greenhouse gas emissions linked to people using our products) by 2030 (greenhouse gas impact per consumer use).+	(50%)	2%	†	6%		9%	◇
Target: By 2020 CO2 emissions from energy from our factories will be at or below 2008 levels despite significantly higher volumes (reduction in CO2 from energy per tonne of production since 2008).**	≤145.92	50.76	†	70.46	Δ	76.77	◇
Water Target: Halve the water associated with the consumer use of our products by 2020 (water impact per consumer use).	(50%)	1%	†	(2%)		(2%)	◇
Target: By 2020 water abstraction by our global factory network will be at or below 2008 levels despite significantly higher volumes (reduction in water abstraction per tonne of production since 2008).**	≤2.97	1.58	†	1.67	Δ	1.80	◇
Waste Target: Halve the waste associated with the disposal of our products by 2020 (waste impact per consumer use).	(50%)	(32%)		(31%)	Δ	(29%)
Target: By 2020 total waste sent for disposal will be at or below 2008 levels despite significantly higher volumes (reduction in total waste per tonne of production since 2008).**	≤7.91	0.30	†	0.23	Δ^	0.18	◇
Sustainable sourcing Target: By 2020 we will source 100% of our agricultural raw materials sustainably (% of tonnes purchased).	100%	62%		56%		56%
Enhancing livelihoods Big Goal: By 2020 we will enhance the livelihoods of millions of people as we grow our business. See page 18.

Fairness in the workplace Target: By 2020 we will advance human rights across our operations and extended supply chain, by:
• Sourcing 100% of procurement spend from suppliers meeting the mandatory requirements of the Responsible Sourcing Policy (% of spend of suppliers meeting the Policy).	100%	70%		61%	‡Δ	55%	‡◇
• Reducing workplace injuries and accidents (Total Recordable Frequency Rate of workplace accidents per million hours worked)**.		0.76	¤†	0.69	Δ	0.89	◇
Opportunities for women Target: By 2020 we will empower 5 million women, by:
• Promoting safety for women in communities where we operate. • Enhancing access to training and skills (number of women). • Expanding opportunities in our value chain (number of women).	5 million	2.34 million	±	1.85 million	Δ	1.26 million	◇
• Building a gender-balanced organisation with a focus on management (% of managers that are women)**.	50%	51%		49%	Δ	47%	◇
Inclusive business Target: By 2020 we will have a positive impact on the lives of 5.5 million people by:
• Enabling small-scale retailers to access initiatives aiming to improve their income (number of small-scale retailers).	5 million	1.81 million	†±	1.73 million		1.60 million
• Enabling smallholder farmers to access initiatives aiming to improve their agricultural practices (number of smallholder farmers).	0.5 million	0.79 million	†±	0.75 million		0.72 million	◇

Baseline 2010 unless otherwise stated

**	Key Non-Financial Indicators.
†	PricewaterhouseCoopers assured in 2019. For details and 2019 basis of preparation see www.unilever.com/investor-relations/annual-report-and-accounts/
Δ	PricewaterhouseCoopers assured in 2018. For details and 2018 basis of preparation see www.unilever.com/sustainable-living/our-approach-to-reporting/reports-and-publications-archive
◇	PricewaterhouseCoopers assured in 2017. For details and 2017 basis of preparation see www.unilever.com/sustainable-living/our-approach-to-reporting/reports-and-publications-archive
*

The number of people reached through TV advertisements and programmes aimed at encouraging health and hygiene behaviour change (‘TV reach’) was only measured for our Oral Care brands in 2017. Lifebuoy and Dove started measuring TV reach in 2018 and 2019 respectively.

‡	During 2017 and 2018 we amended how we assessed compliance with the Responsible Sourcing Policy, hence year-on-year data is not comparable.
±	Around 568,000 women have accessed initiatives under both the Inclusive Business and the Opportunities for Women pillars in 2019.
( )

Brackets around environmental targets indicate that our aim is to reduce our greenhouse gas, waste and water footprints. Brackets around the corresponding actuals indicate that we have reduced our footprints by the numbers quoted.

+	Target approved by the Science Based Targets Initiative.
^	Restated from 0.20 kg/tonne of production due to a classification error during the data reporting process.
¤

2019 Total Recordable Frequency Rate (TRFR) includes for the first time all acquisitions which operate as decentralised business units, as we now have processes in place to collect the data. Had we included these acquisitions in 2017 and 2018, our reported TRFR would have been approximately 6% higher in each year.

22	Annual Report on Form 20-F 2019

Strategic Report

Financial performance

	2019		2018		2017
			(Restated	)(a)	(Restated	)(a)
Group

Turnover growth Turnover growth averaged 1.6% over five years	2.0%		(5.1%	)	1.9%
Underlying sales growth* Underlying sales growth averaged 3.3% over five years	2.9%		3.2%		2.8%
Underlying volume growth* Underlying volume growth averaged 1.4% over five years	1.2%		1.9%		0.8%
Operating margin	16.8%		24.8%		16.7%
Underlying operating margin*	19.1%		18.6%		17.7%
Free cash flow*	€6.1 billion		€5.4 billion		€5.8 billion
Cash flow from operating activities	€10.6 billion		€9.6 billion		€10.0 billion
Cash flow (used in)/from investing activities	(€2.2 billion	)	€4.6 billion		(€5.9 billion	)
Cash flow (used in)/from financing activities	(€4.7 billion	)	(€12.1 billion	)	(€2.0 billion	)
Divisions

Beauty & Personal Care Turnover	€21.9 billion		€20.6 billion		€20.7 billion
Turnover growth	6.0%		(0.3%	)	2.6%
Underlying sales growth	2.6%		3.4%		2.9%
Operating margin	20.7%		20.2%		20.0%
Underlying operating margin	22.7%		22.0%		21.3%
Foods & Refreshment Turnover	€19.3 billion		€20.2 billion		€22.4 billion
Turnover growth	(4.6%	)	(9.9%	)	(0.4%	)
Underlying sales growth	1.5%		2.2%		2.1%
Operating margin	14.6%		36.0%		16.3%
Underlying operating margin	17.5%		17.7%		16.8%
Home Care Turnover	€10.8 billion		€10.1 billion		€10.6 billion
Turnover growth	6.9%		(4.2%	)	5.6%
Underlying sales growth	6.1%		4.7%		4.4%
Operating margin	12.7%		11.7%		11.0%
Underlying operating margin	14.8%		13.3%		12.4%

(a)

Restated following adoption of IFRS 16, see note 1 and note 24 for further details, and the change in treatment of hyperinflationary economies in underlying sales growth, see page 29 for further details.

*	Key Financial Indicators.

Underlying sales growth, underlying volume growth, underlying operating margin and free cash flow are non-GAAP measures. For further information about these measures, and the reasons why we believe they are important for an understanding of the performance of the business, please refer to our commentary on non-GAAP measures on pages 27 to 32.

Annual Report on Form 20-F 2019	23

Financial review

2019 performance

The Group generated turnover of €52.0 billion, operating profit of €8.7 billion and net profit of €6.0 billion.

Turnover growth at 2.0% was lower than underlying sales growth of 2.9% reflecting a negative impact of the spreads disposal partially offset by a positive impact from currency.

Emerging markets performed well with underlying sales growth of 5.3% but developed markets declined by 0.5% mainly as a result of difficult and deflationary conditions in Europe. Overall underlying sales growth was slightly below expectation due to slow down experienced in the last quarter. Price growth decelerated in the fourth quarter as a result of pricing reductions in India and low inflation in Turkey. Africa declined due challenges in West Africa where there were distributor stock resets in Ghana and Nigeria.

Argentina’s and Venezuela’s hyperinflationary conditions persisted during 2019 and Zimbabwe also became hyperinflationary during the year. In our calculation of underlying sales growth we exclude price growth in excess of 26% in hyperinflationary economies. See pages 28 to 29 for more details.

Nine business acquisition deals were completed during the year spanning across all Divisions and the global Alsa baking and dessert business was sold in the first half of the year. More details on acquisitions and disposals are in note 21 on pages 134 to 136.

Within non-underlying costs, during the year the Group spent €1,159 million (2018: €914 million) on restructuring; both supply chain optimisation projects to improve gross margin and organisational change projects to reduce overheads. Supply chain activities were concentrated in the manufacturing and logistics networks, particularly in Europe and the Americas. Change projects in the markets were focused on transforming the organisation to make it future-fit and digitally enabled, as well as reducing the overhead base in businesses impacted by the spreads disposal.

Highlights for the year ended

	Beauty & Personal Care		Foods & Refreshment		Home Care		Group
	2019	2018 (Restated)(a)	2019	2018 (Restated)(a)	2019	2018 (Restated)(a)	2019	2018 (Restated)(a)
Turnover (€ million)	21,868	20,624	19,287	20,227	10,825	10,131	51,980	50,982

Underlying sales growth^ (%)	2.6	3.4	1.5	2.2	6.1	4.7	2.9	3.2

Underlying volume growth (%)	1.7	2.5	(0.2)	1.3	2.9	2.3	1.2	1.9

Underlying price growth^ (%)	0.9	0.9	1.7	0.9	3.1	2.4	1.6	1.2

Operating profit (€ million)	4,520	4,165	2,811	7,287	1,377	1,187	8,708	12,639

Underlying operating profit (€ million)	4,960	4,543	3,382	3,576	1,605	1,344	9,947	9,463

Operating margin (%)	20.7	20.2	14.6	36.0	12.7	11.7	16.8	24.8

Underlying operating margin (%)	22.7	22.0	17.5	17.7	14.8	13.3	19.1	18.6

Return on assets (%)	124	117	61	58	99	86	89	82

(a)	Restated following adoption of IFRS 16 and the change in treatment of hyperinflationary economies in underlying sales growth. See note 1, note 24 and pages 28 to 29 for further details.
^

Wherever referenced in this announcement, underlying sales growth and underlying price growth do not include price growth in excess of 26% per year in hyperinflationary economies. See pages 28 to 29 on non-GAAP measures for more details.

Relative size of Divisions

24	Annual Report on Form 20-F 2019

Strategic Report

Divisional review

Beauty & Personal Care

TURNOVER grew by 6.0% coming from underlying sales growth of 2.6%, a favourable currency related impact of 2.4% and a positive contribution of 0.9% from acquisitions.

Deodorants delivered strong, broad-based growth, supported by double digit growth from Dove. The Rexona Clinical range, with patented anti-perspirant technology to better serve consumer needs, and Dove’s zero aluminium range performed well. Growth in skin cleansing was muted by price reductions as a result of lower commodity prices. Dove’s growth in skin cleansing was supported by microbiome-friendly innovations. Growth was weak in hair care with high competitive intensity in the US and continued pressure from local players in China. Japan and Europe also underperformed. In skin care, Pond’s and Vaseline continued to perform well, with on-trend innovations such as Pond’s Glow Up cream. We expanded into white space markets with our Simple brand, which is now in 30 markets, including Turkey and the Gulf region. Oral care grew slightly and natural variants such as charcoal, aloe and clove drove growth in Smile.

Prestige brands continued to deliver double digit growth, with strong performances from brands such as Dermalogica, Hourglass and Living Proof. Carver Korea and Sundial had a more challenging year. We added to our prestige portfolio by acquiring Garancia, a French derma-cosmetic brand, and Tatcha, a modern skincare brand rooted in classical Kyoto rituals.

UNDERLYING OPERATING PROFIT increased by €417 million to €4,960 million. Turnover growth and underlying operating margin improvement added €274 million and €143 million respectively. Underlying operating margin improvement of 70bps was driven by efficiencies in brand and marketing investment and overheads from the zero-based budgeting programme. Non-underlying costs of €440 million were slightly higher than last year; most were related to the ongoing restructuring programme. Operating Profit increased by €355 million.

Foods & Refreshment

TURNOVER declined by 4.6% reflecting the disposal of the spreads business in the second half of 2018. The net impact of acquisitions and disposals on revenue was a reduction of 6.9% whilst underlying sales growth was 1.5% and currency movements had a favourable impact of 1.0%.

Ice cream grew, however volumes declined due to a strong comparator from a particularly good European summer in the prior year. Growth was supported by plant based and ‘better for you’ offerings, including Magnum vegan and Ben & Jerry’s lighter Moophoria variants. Tea also had price-led growth with declining volume due to subdued consumer demand for black tea in developed markets. Premium black tea, black tea in emerging markets and fruit and herbal variants, including our premium herbal brand Pukka, performed well. In dressings, Hellmann’s grew, with the US business returning to growth in the second half of the year. The Hellmann’s vegan mayonnaise variant is now on shelves in over 20 countries while Sir Kensington’s premium ranges of mayonnaise and salad dressings grew strongly in the US, with the brand now more than doubled in size since the acquisition. Price-led growth in savoury was supported by Knorr’s portfolio in scratch cooking and the launch of snacking ranges which address the convenience trend. Savoury declined in Europe, most notably in Germany as a result of the loss of a key customer for a period of time, sales to this customer have now resumed The newly-acquired brand The Vegetarian Butcher entered a partnership with Burger King® to offer the Rebel Whopper® across 25 countries in Europe.

UNDERLYING OPERATING PROFIT decreased by €194 million to €3,382 million. Turnover and underlying operating margin decline contributed €166 million and €28 million respectively. Underlying operating margin decreased by 20bps as a result of a lower gross margin from weak pricing and higher supply chain costs. The non-underlying costs of €571 million in the year were related to additional restructuring within the business following the spreads disposal in 2018. Operating Profit decreased by €4,476 million which was primarily due to last year’s operating profit including a €4,331 million profit arising from the sale of the spreads business.

Home Care

TURNOVER grew by 6.9% largely coming from underlying sales growth of 6.1% and a favourable currency impact of 0.4%.

Home and hygiene performed well, benefitting from products such as Cif surface sprays with natural cleaning ingredients. Hand dish wash saw continued growth momentum, with good performance from Sunlight with recycled packaging, as well as white space launches in Brazil with Brilhante and in China with Omo. Format premiumisation continued to be a growth driver in fabric, with good growth in liquids and capsules. Laundry brand Seventh Generation, based on renewable plant-based ingredients, grew strongly. Fabric performance was supported by ongoing market development driven growth in India, where we also launched premium detergent brand Love & Care. In China we successfully launched Love Home & Planet. Home Care turnover in Africa was lower than expected and declined driven by a reduction in both volume and price.

UNDERLYING OPERATING PROFIT increased by €261 million to €1,605 million. Turnover growth and underlying operating margin improvement added €92 million and €169 million respectively. Underlying operating margin improvement of 150bps was driven by a strong gross margin improvement and lower overheads. Gross margin improved due to strong pricing and positive mix. Non-underlying costs of €228 million primarily related to restructuring programmes. Operating Profit increased by €190 million.

Annual Report on Form 20-F 2019	25

Financial review continued

Cash flow

Cash flow from operating activities was up by €1.0 billion mainly driven by working capital improvement in 2019 compared to the prior year which was impacted by the disposal of spreads. Gross margin improvement had a favourable contribution a result of strong delivery from 5-S savings programmes. Overheads and brand and marketing efficiencies also had a favourable contribution as a result of our zero-based-budgeting programme.

	€ million 2019	€ million 2018 (Restated)(a)
Operating profit	8,708	12,639

Depreciation, amortisation and impairment	1,982	2,216

Changes in working capital	(9)	(793)

Pensions and similar obligations less payments	(260)	(128)

Provisions less payments	7	55

Elimination of (profits)/losses on disposals	60	(4,313)

Non-cash charge for share-based compensation	151	196

Other adjustments	2	(260)
Cash flow from operating activities	10,641	9,612
Income tax paid	(2,532)	(2,294)

Net capital expenditure	(1,429)	(1,424)

Net interest and preference dividends paid	(548)	(461)
Free cash flow*	6,132	5,433
Net cash flow (used in)/from investing activities	(2,237)	4,644
Net cash flow (used in)/from financing activities	(4,667)	(12,113)

(a)	Restated following adoption of IFRS 16. See note 1 and note 24 for further details.
*	Certain measures used in our reporting are not defined under IFRS. For further information about these measures, please refer to the commentary on non-GAAP measures on pages 27 to 32.

Net cash outflow as a result of investing activities was €2.2 billion compared to an inflow of €4.6 billion in the prior year which included €7.1 billion from the disposal of spreads business.

Net outflow from financing activities was €4.7 billion compared to €12.1 billion in the prior year. 2018 included €6.0 billion relating to repurchase of shares. In 2019 borrowings net of repayments was €1.4 billion higher than the prior year.

Balance sheet

	€ million 2019	€ million 2018 (Restated)(a)
Goodwill and intangible assets	31,029	29,493

Other non-current assets	17,347	16,140

Current assets	16,430	15,478

Total assets	64,806	61,111
Current liabilities	20,978	20,150

Non-current liabilities	29,942	28,844

Total liabilities	50,920	48,994

Shareholders’ equity	13,192	11,397

Non-controlling interest	694	720

Total equity	13,886	12,117

Total liabilities and equity	64,806	61,111

(a)	Restated following adoption of IFRS 16. See note 1 and note 24 for further details

Goodwill and intangible assets increased to €31.0 billion (2018: €29.5 billion) mainly as a result of acquisitions which contributed €1.2 billion and favourable currency impact of €0.5 billion driven by strengthening of the US Dollar and Pound Sterling.

In current assets, cash and cash equivalents increased by €1.0 billion. The increase is primarily due to strong cash delivery in several countries which will be used to repay short term debt in due course.

Current and non-current financial liabilities increased by €1.5 billion as a result of commercial paper issue and bank borrowings.

The net pension plan deficit was lower than prior year by €0.7 billion as gains from investment performance exceeded the increase in liabilities.

Movement in net pension liability

The table below shows the movement in net pension liability during the year. The decrease from €0.9 billion at the beginning of the year to €0.2 billion at the end of 2019 was primarily due to good investment performance offsetting an increase in liabilities as interest rates fell.

€ million 2019
1 January	(874)

Current service cost	(216)

Employee contributions	17

Actual return on plan assets (excluding interest)	2,385

Net interest cost	(30)

Actuarial loss	(1,967)

Employer contributions	401

Currency retranslation	85

Other movements(a)	3

31 December	(196)

(a)

Other movements relate to special termination benefits, changes in asset ceiling, past service costs including losses/(gains) on curtailment, settlements and other immaterial movements. For more details see note 4B on pages 98 to 103.

26	Annual Report on Form 20-F 2019

Strategic Report

Finance and liquidity

Approximately €1 billion (or 24%) of the Group’s cash and cash equivalents are held in the parent and central finance companies, for maximum flexibility. These companies provide loans to our subsidiaries that are also funded through retained earnings and third party borrowings. We maintain access to global debt markets through an infrastructure of short and long-term debt programmes. We make use of plain vanilla derivatives, such as interest rate swaps and foreign exchange contracts, to help mitigate risks. More detail is provided in notes 16, 16A, 16B and 16C on pages 121 to 127.

The remaining €3.2 billion (76%) of the Group’s cash and cash equivalents are held in foreign subsidiaries which repatriate distributable reserves on a regular basis. For most countries, this is done through dividends free of tax. This balance includes €146 million (2018: €154 million, 2017: €206 million) of cash that is held in a few countries where we face cross-border foreign exchange controls and/or other legal restrictions that inhibit our ability to make these balances available in any means for general use by the wider business. The cash will generally be invested or held in the relevant country and, given the other capital resources available to the Group, does not significantly affect the ability of the Group to meet its cash obligations.

We closely monitor all our exposures and counter-party limits. Unilever has committed credit facilities in place for general corporate purposes. The undrawn bilateral committed credit facilities in place on 31 December 2019 were $7,865 million.

Contractual obligations at 31 December 2019

	€ million Total	€ million Due within 1 year	€ million Due in 1-3 years	€ million Due in 3-5 years	€ million Due in over 5 years

Long-term debt	26,095	4,074	4,902	4,394	12,725

Interest on financial liabilities	3,677	494	802	673	1,708

Lease liabilities	2,279	432	694	433	720

Other lease commitments	223	69	74	37	43

Purchase obligations(a)	361	213	118	29	1

Other long-term commitments	1,137	578	453	84	22

Other financial liabilities	206	125	24	57	-
Total	33,978	5,985	7,067	5,707	15,219

(a)	For raw and packaging materials and finished goods.

Further details are set out in the following notes to the consolidated financial statements: note 10 on pages 111 and 112, note 15C on pages 119 and 120, note 16 on pages 121 to 123 and note 20 on page 133. Unilever is satisfied that its financing arrangements are adequate to meet its working capital needs for the foreseeable future. In relation to the facilities available to the Group, borrowing requirements do not fluctuate materially during the year and are not seasonal.

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

Explanation and reconciliation of non-GAAP measures

Unilever uses ‘constant rate’ and ‘underlying’ measures primarily for internal performance analysis and targeting purposes. We present certain items, percentages and movements, using constant exchange rates, which exclude the impact of fluctuations in foreign currency exchange rates. We calculate constant currency values by translating both the current and the prior period local currency amounts using the prior year average exchange rates into euro, except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into euros using the prior year closing exchange rate before the application of IAS 29.

The table below shows exchange rate movements in our key markets.

	Annual average rate in 2019	Annual average rate in 2018

Brazilian real (€1 = BRL)	4.367	4.282

Chinese yuan (€1 = CNY)	7.725	7.807

Indian rupee (€1 = INR)	78.812	80.730

Indonesia rupiah (€1 = IDR)	15863	16831

Philippine peso (€ 1 = PHP)	58.112	62.379

UK pound sterling (€1 = GBP)	0.880	0.884

US dollar (€1 = US$)	1.120	1.185

In the following sections we set out our definitions of the following non- GAAP measures and provide reconciliations to relevant GAAP measures:

•	underlying sales growth;
•	underlying volume growth;
•	underlying price growth;
•	non-underlying items;
•	underlying earnings per share;
•	underlying operating profit and underlying operating margin;
•	underlying effective tax rate;
•	constant underlying earnings per share;
•	free cash flow;
•	return on assets;
•	net debt; and
•	return on invested capital.

Annual Report on Form 20-F 2019	27

Financial review continued

Underlying sales growth

Underlying Sales Growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals, changes in currency and price growth in excess of 26% in hyperinflationary economies. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself.

Previously, USG was calculated on a different basis as explained on treatment of hyperinflationary economies in underlying sales growth section below. 2018 and 2017 comparative numbers have been restated for the new basis.

The reconciliation of USG to changes in the GAAP measure turnover is as follows:

2019 vs 2018 (%)	Beauty & Personal Care	Foods & Refreshment	Home Care	Total Group

Turnover growth(a)	6.0	(4.6)	6.9	2.0

Effect of acquisitions	0.9	0.6	0.3	0.7

Effect of disposals	-	(7.5)	-	(3.0)

Effect of currency-related items,	2.4	1.0	0.4	1.5

of which:

Exchange rate changes	1.7	(3.5)	(0.3)	(0.7)

Extreme price growth in hyperinflationary markets(b)	0.6	4.7	0.7	2.2

Underlying sales growth(b)	2.6	1.5	6.1	2.9

2018 vs 2017 (%)

Turnover growth(a)	(0.3)	(9.9)	(4.2)	(5.1)

Effect of acquisitions	3.9	0.8	0.5	2.0

Effect of disposals	–	(7.2)	(0.2)	(3.0)

Effect of currency-related items,	(7.2)	(5.8)	(8.8)	(7.0)

of which:

Exchange rate changes	(8.1)	(47.7)	(9.1)	(29.4)

Extreme price growth in hyperinflationary markets(b)	1.0	79.1	0.4	31.7

Underlying sales growth(b)	3.4	2.2	4.7	3.2

2017 vs 2016 (%)

Turnover growth(a)	2.6	(0.4)	5.6	1.9

Effect of acquisitions	1.8	0.2	3.1	1.3

Effect of disposals	(0.1)	(0.8)	(0.2)	(0.4)

Effect of currency-related items,	(1.9)	(1.8)	(1.7)	(1.8)

of which:

Exchange rate changes	(1.9)	(4.3)	(1.7)	(2.8)

Extreme price growth in hyperinflationary markets(b)	-	2.5	-	1.1

Underlying sales growth(b)	2.9	2.1	4.4	2.8

(a)

Turnover growth is made up of distinct individual growth components, namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

(b)

Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the underlying sales growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

28	Annual Report on Form 20-F 2019

Strategic Report

Treatment of hyperinflationary economies in underlying sales growth

Previously Underlying Sales Growth (USG) excluded all price growth from countries where the impact of consumer price inflation (CPI) rates had escalated to extreme levels. There were two countries where we had determined extreme levels of CPI existed. Price growth in Venezuela has been excluded from USG since Q4 2017 and price growth in Argentina has been excluded from USG since Q3 2018. This approach was adopted for Argentina in 2018 as it was considered that hyperinflationary conditions would only exist for a short while and thus all price movements would be related to hyperinflation.

Following a review during 2019, we now consider that hyperinflationary conditions are likely to persist for some time and thus price growth will represent both hyperinflationary price growth plus normal pricing actions. As a result, our definition of USG has been updated to include price growth in markets deemed to be hyperinflationary economies, up to a maximum of 26% per year (equivalent to approximately 2% per month compounded). Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary.

The change is intended to ensure our reporting provides a more realistic representation of underlying performance. Price increases in hyperinflationary economies reflect normal pricing actions that relate to fluctuations in demand, changes in commodity and other operating costs and tactical steps to drive competitiveness, in addition to the exceptional pricing actions taken to respond to hyperinflationary conditions. The new USG definition aims to include these normal pricing actions but excludes the exceptional pricing actions that give rise to the extreme impact that results from hyperinflation.

Also, as a consequence of this change, we are providing a breakdown of the impact of currency-related items on turnover. Whilst previously the devaluation of the currency and all price growth in hyperinflationary economies were grouped under “exchange rate” (now called “currency-related items”), we are now breaking this down between:

•	exchange rate changes (including the devaluation of hyperinflationary currencies); and
•	extreme price growth in hyperinflationary economies (i.e. price growth that is not included in underlying price growth).

The table below show the impact of this change on USG, UPG and currency-related items on the previously reported numbers:

	2018				2017

Underlying sales growth and underlying price growth (%)	Beauty & Personal Care	Foods & Refresh- ment	Home Care	Total	Beauty & Personal Care	Foods & Refresh- ment	Home Care	Total

Previously reported

Underlying sales growth	3.1	2.0	4.2	2.9	2.9	2.7	4.4	3.1

Underlying price growth	0.6	0.7	1.9	0.9	1.5	3.0	2.3	2.3

Restated

Underlying sales growth	3.4	2.2	4.7	3.2	2.9	2.1	4.4	2.8

Underlying price growth	0.9	0.9	2.4	1.2	1.5	2.3	2.3	2.0

Currency related changes (%)

Previously reported

Currency related items	(7.0)	(5.6)	(8.3)	(6.7)	(1.9)	(2.4)	(1.7)	(2.1)

Of which:

Exchange rate changes

Extreme price growth in hyperinflationary markets

Restated

Currency related items	(7.2)	(5.8)	(8.8)	(7.0)	(1.9)	(1.8)	(1.7)	(1.8)

Of which:

Exchange rate changes	(8.1)	(47.4)	(9.1)	(29.4)	(1.9)	(4.3)	(1.7)	(2.8)

Extreme price growth in hyperinflationary markets	1.0	79.1	0.4	31.7	-	2.5	-	1.1

Annual Report on Form 20-F 2019	29

Financial review continued

Underlying price growth

Underlying price growth (UPG) is part of USG and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained in USG above.

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

The relationship between USG, UVG and UPG is set out below:

	2019 vs 2018	2018 vs 2017	2017 vs 2016

Underlying volume growth (%)	1.2	1.9	0.8

Underlying price growth (%)	1.6	1.2	2.0

Underlying sales growth (%)	2.9	3.2	2.8

Refer to page 24 for the relationship between USG, UVG and UPG for each of the categories.

Non-underlying items

Several non-GAAP measures are adjusted to exclude items defined as non-underlying due to their nature and/or frequency of occurrence.

•	Non-underlying items within operating profit are: gains or losses on business disposals, acquisition and disposal related costs, restructuring costs, impairments and one-off items within operating profit.
•	Non-underlying items not in operating profit but within net profit are: net monetary gain/(loss) arising from hyperinflationary economies and significant and unusual items in net finance cost, share of profit/(loss) of joint ventures and associates and taxation.
•	Non-underlying items are both non-underlying items within operating profit and those non-underlying items not in operating profit but within net profit.

Refer to note 3 for details of non-underlying items.

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

The Group reconciliation of operating profit to underlying operating profit is as follows:

	€ million 2019	€ million 2018 (Restated)(a)	€ million 2017 (Restated)(a)
Operating profit	8,708	12,639	8,957

Non-underlying items within operating profit (see note 3)	1,239	(3,176)	543
Underlying operating profit	9,947	9,463	9,500
Turnover	51,980	50,982	53,715

Operating margin	16.8%	24.8%	16.7%

Underlying operating margin	19.1%	18.6%	17.7%

(a)	Restated following adoption of IFRS 16. See note 1 and note 24 for further details.

Further details of non-underlying items can be found in note 3 on page 96 of the consolidated financial statements.

Refer to Note 2 on page 94 for the reconciliation of operating profit to underlying operating profit by Division. For each Division operating margin is computed as operating profit divided by turnover and underlying operating margin is computed as underlying operating profit divided by turnover.

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

Tax impact on non-underlying items within operating profit is the sum of the tax on each non-underlying item, based on the applicable country tax rates and tax treatment. This is shown in the table:

	€ million 2019	€ million 2018 (Restated)(a)
Taxation	2,263	2,572

Tax impact of:

Non-underlying items within operating profit(b)	309	(259)

Non-underlying items not in operating profit but within net profit(b)	(196)	(29)

Taxation before tax impact of non-underlying	2,376	2,284
Profit before taxation	8,289	12,360

Non-underlying items within operating profit before tax(b)	1,239	(3,176)

Non-underlying items not in operating profit but within net profit before tax(c)	(32)	(122)

Share of net (profit)/loss of joint ventures and associates	(176)	(185)

Profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates	9,320	8,877
Underlying effective tax rate	25.5%	25.7%

(a)	Restated following adoption of IFRS 16. See note 1 and note 24 for further details.
(b)	Refer to note 3 for further details on these items.
(c)

Excludes €3 million (2018: €32 million) gain on disposal of spreads business by the joint venture in Portugal which is included in the share of net profit/(loss) of joint ventures and associates line. Including the gain, total non-underlying items not in operating profit but within net profit before tax is €35 million (2018: €154 million). See note 3.

Constant underlying earnings per share

Constant underlying earnings per share (constant underlying EPS) is calculated as underlying profit attributable to shareholders’ equity at constant exchange rates and excluding the impact of both translational hedges and price growth in excess of 26% per year in hyperinflationary economies divided by the diluted average number of ordinary share units. This measure reflects the underlying earnings for each ordinary share unit of the Group in constant exchange rates.

30	Annual Report on Form 20-F 2019

Strategic Report

The reconciliation of underlying profit attributable to shareholders’ equity to constant underlying earnings attributable to shareholders’ equity and the calculation of constant underlying EPS is as follows:

	€ million 2019	€ million 2018 (Restated)(a)
Underlying profit attributable to shareholders’ equity(b)	6,688	6,345

Impact of translation from current to constant exchange rates and translational hedges	13	46

Impact of price growth in excess of 26% per year in hyperinflationary economies(c)	(108)	(10)
Constant underlying earnings attributable to shareholders’ equity	6,593	6,381
Diluted combined average number of share units (millions of units)	2,626.7	2,694.8
Constant underlying EPS (€)	2.51	2.37

(a)	Restated following adoption of IFRS16. See note 1 and note 24 for further details.
(b)	See note 7.
(c)	See pages 28 and 29 for further details.

Free cash flow

Free cash flow (FCF) is defined as cash flow from operating activities, less income taxes paid, net capital expenditure and net interest payments. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. FCF reflects an additional way of viewing our liquidity that we believe is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund our strategic initiatives, including acquisitions, if any.

The reconciliation of net profit to FCF is as follows:

	€ million 2019	€ million 2018 (Restated)(a)	€ million 2017 (Restated)(a)
Net profit	6,026	9,788	6,456

Taxation	2,263	2,572	1,670

Share of net profit of joint ventures/associates and other income from non-current investments	(176)	(207)	(173)

Net monetary gain arising from hyperinflationary economies	(32)	(122)	-

Net finance costs	627	608	1,004

Depreciation, amortisation and impairment	1,982	2,216	2,025

Changes in working capital	(9)	(793)	(68)

Pensions and similar obligations less payments	(260)	(128)	(904)

Provisions less payments	7	55	200

Elimination of (profits)/losses on disposals	60	(4,313)	(298)

Non-cash charge for share-based compensation	151	196	284

Other adjustments	2	(260)	(153)
Cash flow from operating activities	10,641	9,612	10,043

Income tax paid	(2,532)	(2,294)	(2,164)

Net capital expenditure	(1,429)	(1,424)	(1,621)

Net interest payments	(548)	(461)	(420)
Free cash flow	6,132	5,433	5,838
Net cash flow (used in)/from investing activities	(2,237)	4,644	(5,879)

Net cash flow (used in)/from financing activities	(4,667)	(12,113)	(2,020)

(a)	Restated following adoption of IFRS16. See note 1 and note 24 for further details.

Net debt

Net debt is a measure that provides valuable additional information on the summary presentation of the Group’s net financial liabilities and is a measure in common use elsewhere.

Prior to this quarter, all financial asset derivatives were current financial assets and so reduced net debt. Following a recent review we now also have financial asset derivatives that are non-current in nature. As all of these derivatives relate to financial liabilities, we continue to exclude them for the purposes of our net debt calculation and have expanded our definition to reflect this.

Net debt is now defined as the excess of total financial liabilities, excluding trade payables and other current liabilities, over cash, cash equivalents and other current financial assets, excluding trade and other current receivables, and non-current financial asset derivatives that relate to financial liabilities.

	€ million 2019	€ million 2018 (Restated)(a)

Total financial liabilities	(28,257)	(26,738)

Current financial liabilities	(4,691)	(3,613)

Non-current financial liabilities	(23,566)	(23,125)

Cash and cash equivalents as per balance sheet	4,185	3,230

Cash and cash equivalents as per cash flow statement	4,116	3,090

Add bank overdrafts deducted therein	69	140

Other current financial assets	907	874

Non-current financial assets derivatives that relate to financial liabilities	114	–

Net debt	(23,051)	(22,634)

(a)	Restated following adoption of IFRS16. See note 1 and note 24 for further details.

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

	€ million 2019	€ million 2018 (Restated)(a)
Underlying operating profit before tax(b)	9,947	9,463

Tax on underlying operating profit(c)	(2,536)	(2,432)
Underlying operating profit after tax	7,411	7,031
Goodwill	18,067	17,341

Intangible assets	12,962	12,152

Property, plant and equipment	12,062	12,088

Net assets held for sale	81	108

Inventories	4,164	4,301

Trade and other current receivables	6,695	6,482

Trade payables and other current liabilities	(14,768)	(14,457)
Period-end invested capital	39,263	38,015
Average invested capital for the period	38,639	38,749
Return on average invested capital	19.2%	18.1%

(a)	Restated following adoption of IFRS16. See note 1 and note 24 for further details.
(b)	See reconciliation of operating profit to underlying operating profit on page 30.
(c)	Tax on underlying operating profit is calculated as underlying operating profit before tax multiplied by underlying effective tax rate of 25.5% (2018: 25.7%) which is shown on page 30.

Annual Report on Form 20-F 2019	31

Financial review continued

Return on assets

Return on assets is a measure of the return generated on assets for each division. This measure provides additional insight on the performance of the divisions and assists in formulating long-term strategies with respect to allocation of capital across divisions. Division return on assets is calculated as underlying operating profit after tax for the division divided by the annual average of: property, plant and equipment, net assets held for sale (excluding goodwill and intangibles), inventories, trade and other current receivables, and trade payables and other current liabilities for each division. The annual average is computed by adding the amounts at the beginning and the end of the calendar year and dividing by two.

2019	€ million Beauty & Personal Care	€ million Foods & Refreshment	€ million Home Care	€ million Total

Underlying operating profit before tax	4,960	3,382	1,605	9,947

Tax on underlying operating profit	(1,265)	(862)	(409)	(2,536)

Underlying operating profit after tax	3,695	2,520	1,196	7,411

Property plant and equipment	4,382	5,336	2,344	12,062

Net assets held for sale	5	63	10	78

Inventories	1,793	1,698	673	4,164

Trade and other receivables	2,817	2,484	1,394	6,695

Trade payables and other current liabilities	(5,941)	(5,588)	(3,239)	(14,768)

Period end assets (net)	3,056	3,993	1,182	8,231

Average assets for the period (net)	2,985	4,146	1,204	8,335

Division return on assets	124%	61%	99%	89%

2018 (Restated)(a)

Underlying operating profit before tax	4,543	3,576	1,344	9,463

Tax on underlying operating profit	(1,168)	(919)	(345)	(2,432)

Underlying operating profit after tax	3,375	2,657	999	7,031

Property plant and equipment	4,336	5,473	2,279	12,088

Net assets held for sale	1	25	-	26

Inventories	1,736	1,762	803	4,301

Trade and other receivables	2,319	3,024	1,139	6,482

Trade payables and other current liabilities	(5,478)	(5,984)	(2,995)	(14,457)

Period end assets (net)	2,914	4,300	1,226	8,440

Average assets for the period (net)	2,887	4,564	1,155	8,606

Division return on assets	117%	58%	86%	82%

(a)	Restated following adoption of IFRS 16. See note 1 and note 24 for further details.

Other information

2018 financial review

The financial review for the year ended 31 December 2018 can be found on pages 20 to 26 of our Annual Report and Accounts on Form 20-F filed with the United States Securities and Exchange Commission on 11 March 2019.

Accounting standards and critical accounting policies

The consolidated financial statements have been prepared in accordance with IFRS as adopted by the EU and IFRS as issued by the International Accounting Standards Board. The accounting policies are consistent with those applied in 2018 except for the recent accounting developments as set out in note 1 on pages 92 to 93. The critical accounting estimates and judgements and those that are most significant in connection with our financial reporting are set out in note 1 on pages 91 to 92.

Auditors report

The independent auditors’ report issued by KPMG Accountants N.V. and KPMG LLP on the consolidated results of the Group, as set out in the financial statements, were unqualified and contained no exceptions or emphasis of matter. For more details see pages 79 to 86.

32	Annual Report on Form 20-F 2019

Strategic Report

Our risks

Our risk appetite and approach to risk management

Risk management is integral to Unilever’s strategy and to the achievement of Unilever’s long-term goals. Our success as an organisation depends on our ability to identify and exploit the opportunities generated by our business and the markets we are in. In doing this we take an embedded approach to risk management which puts risk and opportunity assessment at the core of the Boards agenda, which is where we believe it should be.

Unilever’s appetite for risk is driven by the following:

•	Our growth should be consistent, competitive, profitable and responsible.
•	Our actions on issues such as plastic and climate change must reflect their urgency, and not be constrained by the uncertainty of potential impacts.
•	Our behaviours must be in line with our Code of Business Principles and Code Policies.
•	Our ambition to continuously improve our operational efficiency and effectiveness.
•	Our aim to maintain a single A credit rating on a long-term basis.

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

Foundation and principles

Unilever’s approach to doing business is framed by our Purpose and values (see page 9). Our Code of Business Principles sets out the standards of behaviour that we expect all employees to adhere to. Day-to-day responsibility for ensuring these principles are applied throughout Unilever rests with senior management across categories, geographies and functions. A network of Business Integrity Officers and Committees supports the activities necessary to communicate the Code, deliver training, maintain processes and procedures (including support lines) to report and respond to alleged breaches, and to capture and communicate learnings.

We have a framework of Code Policies that underpins the Code of Business Principles and sets out the non-negotiable standards of behaviour expected from all our employees.

For each of our principal risks we have a risk management framework detailing the controls we have in place and who is responsible for managing both the overall risk and the individual controls mitigating that risk. Our assessment of risk considers both short and long term risks, including how these risks are changing, together with emerging risk areas. These are reviewed on an ongoing basis, and formally by senior management and the Boards at least once a year.

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

Details of the activities of the Audit Committee in relation to this can be found in the Report of the Audit Committee on pages 54 to 55.

Further statements on compliance with the specific risk management and control requirements in the Dutch Corporate Governance Code, the UK Corporate Governance Code, the US Securities Exchange Act (1934) and the Sarbanes-Oxley (2002) Act can be found on page 53.

Annual Report on Form 20-F 2019	33

Our risks continued

Viability statement

The Directors have reviewed the long-term prospects of the Group in order to assess its viability. This review incorporated the activities and key risks of the Group together with the factors likely to affect the Group’s future development, performance, financial position, cash flows, liquidity position and borrowing facilities as described on pages 1 to 32. In addition, we describe in notes 15 to 18 on pages 116 to 132 the Group’s objectives, policies and processes for managing its capital, its financial risk management objectives, details of its financial instruments and hedging activities and its exposures to credit and liquidity risk.

Assessment

In order to report on the long-term viability of the Group, the Directors reviewed the overall funding capacity and headroom available to withstand severe events and carried out a robust assessment of the principal risks facing the Group, including those that would threaten its business model, future performance, solvency or liquidity. This assessment also included reviewing and understanding the mitigation factors in respect of each principal risk. The risk factors are summarised on pages 35 to 39.

The viability assessment has three parts:

•	First, the Directors considered the period over which they have a reasonable expectation that the Group will continue to operate and meet its liabilities;
•	Second, they considered the current debt facilities and debt headroom over the viability period, assuming that any debt maturing can be re-financed at commercially acceptable terms; and
•	Third, they considered the potential impact of severe but plausible scenarios over this period, including:
•

assessing scenarios for each individual principal risk, for example the termination of our relationships with the three largest global customers; the loss of all material litigation cases; a major IT data breach, reputational damage from not progressing against our plastic packaging commitments, and the lost cost and growth opportunities from not keeping up with technological changes; and

•	assessing scenarios that involve more than one principal risk including the following multi risk scenarios:

Multi risk scenarios modelled	Level of severity reviewed	Link to principal risk

Contamination issue with one of our products leading to lower sales of products of this brand and the temporary closure of our largest sourcing unit.	A fine equal to 1% of Group turnover was considered along with damage to our largest brand and disruption to supply chain.	• Safe and high-quality products • Brand preference • Supply chain

Major global incident affecting one or more of the Group’s key locations resulting in an outage for a year in a key sourcing unit and significant water shortages in our key developing markets.	The complete loss of all of our turnover in our largest geographic market was considered along with destruction of a key sourcing unit and reduced demand for our products that require water.	• Economic and political instability • Supply chain • Climate change

Lack of progress against our plastic packaging ambitions and the loss of our three largest customers.	Significant reputational damage was considered with the impact of losing our three key customers.	• Plastic packaging • Brand preference • Customer

Findings

•

Firstly, a three-year period is considered appropriate for this viability assessment because it is the period covered by the strategic plan and it enables a high level of confidence in assessing viability, even in extreme adverse events, due to a number of factors such as:

•	the Group has considerable financial resources together with established business relationships with many customers and suppliers in countries throughout the world;
•	high cash generation by the Group’s operations and access to the external debt markets;
•	flexibility of cash outflow with respect to significant marketing programmes and capital expenditure projects which usually have a two to three year horizon; and
•	the Group’s diverse product and geographical activities which are impacted by continuously evolving technology and innovation.
•	Secondly, the Group’s debt headroom and funding profile has been assessed:
•

the Group has a healthy balance of short-term and long-term debt programmes, with repayment profiles ensuring short-term commercial paper maturities do not exceed €0.5 billion in any given week and long-term debt maturities do not exceed €4 billion in any given year; and

•	the Group has $7.865 billion of committed credit facilities with a maturity of 364 days which are used for backing up our commercial paper programmes.
•

Thirdly, for each of our 14 principal risks, worst case plausible scenarios have been assessed together with multiple risk scenarios. None of the scenarios reviewed, either individually or in aggregate would cause Unilever to cease to be viable.

Conclusion

On the basis described above, the Directors have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the three-year period of their assessment.

34	Annual Report on Form 20-F 2019

Strategic Report

Principal risk factors

Our business is subject to risks and uncertainties. On the following pages we have identified the risks that we regard as the most relevant to our business. These are the risks that we see as most material to Unilever’s business and performance at this time. There may be other risks that could emerge in the future. Our principal risks include risks that could impact our business in the short-term (i.e. the next two years), medium term (i.e. the next three to ten years) or over the longer term (i.e. beyond ten years).

The most significant emerging risk is the ongoing outbreak of the Coronavirus (COVID-19). We are monitoring the situation carefully as it evolves to understand the potential impact on our people and our business. Based on the current position there will be a significant impact on the short-term performance of our Chinese business in 2020, in particular our food service business. There may also be impacts in other countries although the extent is not yet clear. We are taking all necessary steps to protect our people and mitigate the risk to our business.

Our principal risks have not fundamentally changed this year. We no longer show Sustainability as a specific standalone risk reflecting the ongoing integration of sustainability into our business and a realisation over the last couple of years that we need to be more granular in explaining what is meant by a sustainability risk and have hence separated out specific sustainability risks, notably Climate Change and Plastic Packaging. This year we are also separating out a risk with respect to Inequality, which was previously included in our overarching Sustainability risk and is now included within our Ethical risk. In addition, we have reassessed our Financial risks and believe our principal risk in this area should focus more on the changing global tax landscape and its impact on our business, and less on the risks related to our pension liabilities as we have made progress in ensuring stability in our pension funding and do not consider the current risk level to be material at this time.

As well as identifying the most relevant risks for our business we reflect on whether we think the level of risk associated with each of our principal risks is increasing or decreasing. There are three areas where we believe there is an increased level of risk:

•

Plastic Packaging: the pressure to reduce the use of plastic, particularly single-use plastic, continues to gain traction with both our consumers and customers, coupled with the rise of countries considering taxes on plastic packaging;

•

Customers: the retail landscape continues to evolve with a significant proportion of category growth coming from e-commerce and other new channels, so we need to adapt our business models and develop relationships with new customers and make sure our products are appropriate for these channels; and

•

Business Transformation: the pressure to digitise our business to generate efficiencies and to allow our people to focus on driving growth continues; a significant transformation programme is underway and our ability to effectively manage these transitions is a key short-term risk.

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

Nature of risk

Brand preference

Our success depends on the value and relevance of our brands and products to consumers around the world and on our ability to innovate and remain competitive.

Consumer tastes, preferences and behaviours are changing more rapidly than ever before. We see a growing trend for consumers preferring brands which both meet their functional needs and have an explicit social purpose.

Technological change is disrupting our traditional brand communication models. Our ability to develop and deploy the right communication, both in terms of messaging content and medium is critical to the continued strength of our brands.

We are dependent on creating innovative products that continue to meet the needs of our consumers and getting these new products to market with speed.

Risk change since last year: No change

Portfolio management

Unilever’s strategic investment choices will affect the long-term growth and profits of our business.

Unilever’s growth and profitability are determined by our portfolio of divisions, geographies and channels and how these evolve over time. If Unilever does not make optimal strategic investment decisions, then opportunities for growth and improved margin could be missed.

Risk change since last year: No change

Annual Report on Form 20-F 2019	35

Our risks continued

Nature of risk

Climate change

Climate change and governmental actions to reduce such changes may disrupt our operations and/or reduce consumer demand for our products.

Climate change is occurring around the world which may impact our business in various ways. It could lead to water shortages which would reduce demand for those of our products that require a significant amount of water during consumer use. It could also lead to an increase in raw material and packaging prices or reduced availability. Governments may take action to reduce climate change such as the introduction of a carbon tax or zero net deforestation requirements which could impact our business through higher costs or reduced flexibility of operations.

Increased frequency of extreme weather (storms and floods) could cause increased incidence of disruption to our manufacturing and distribution network. Climate change could result therefore in making products less affordable or less available for our consumers resulting in reduced growth and profitability.

Risk change since last year: No change

Plastic packaging

We use a significant amount of plastic to package our products. A reduction in the amount of virgin plastic we use, the use of recycled plastic and an increase in the recyclability of our packaging are critical to our future success.

Both consumer and customer responses to the environmental impact of plastic waste and emerging regulation by governments to tax or ban the use of certain plastics requires us to find solutions to reduce the amount of plastic we use; increase recycling post-consumer use; and to source recycled plastic for use in our packaging. We are also dependent on the work of our industry partners to create and improve recycling infrastructures throughout the world.

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

Risk change since last year: Increase

Customer

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

Risk change since last year: Increase

36	Annual Report on Form 20-F 2019

Strategic Report

Nature of risk

Talent

A skilled workforce and agile ways of working are essential for the continued success of our business.

With the rapidly changing nature of work and skills, there is a risk that our workforce is not equipped with the skills required for the new environment.

Our ability to attract, develop and retain a diverse range of skilled people is critical if we are to compete and grow effectively.

This is especially true in our key emerging markets where there can be a high level of competition for a limited talent pool. The loss of management or other key personnel or the inability to identify, attract and retain qualified personnel could make it difficult to manage the business and could adversely affect operations and financial results.

Risk change since last year: No change

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

Risk change since last year: No change

Safe and high quality products

The quality and safety of our products are of paramount importance for our brands and our reputation.

The risk that raw materials are accidentally or maliciously contaminated throughout the supply chain or that other product defects occur due to human error, equipment failure or other factors cannot be excluded.

Labelling errors can have potentially serious consequences for both consumer safety and brand reputation. Therefore on-pack labelling needs to provide clear and accurate ingredient information in order that consumers can make informed decisions regarding the products they buy.

Risk change since last year: No change

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

Risk change since last year: No change

Annual Report on Form 20-F 2019	37

Our risks continued

Nature of risk

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

We have an extensive programme of transformation projects. Failure to execute such initiatives successfully could result in under-delivery of the expected benefits and there could be a significant impact on the value of the business.

Risk change since last year: Increase

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

Risk change since last year: No change

Treasury and Tax

Unilever is exposed to a variety of external financial risks in relation to Treasury and Tax.

The relative values of currencies can fluctuate widely and could have a significant impact on business results. Further, because Unilever consolidates its financial statements in euros, it is subject to exchange risks associated with the translation of the underlying net assets and earnings of its foreign subsidiaries.

We are also subject to the imposition of exchange controls by individual countries which could limit our ability to import materials paid in foreign currency or to remit dividends to the parent company.

A material shortfall in our cash flow could undermine Unilever’s credit rating, impair investor confidence and restrict Unilever’s ability to raise funds. In times of financial crisis, there is a further risk that we may not be able to raise funds due to market liquidity.

We are exposed to counter-party risks with banks, suppliers and customers which could result in financial losses.

Tax is a complex and evolving area where laws and their interpretation are changing regularly, leading to the risk of unexpected tax exposures. International tax reform remains a key focus of attention with the OECD’s Base Erosion and Profit Shifting project, and the Digitalising Economy Project, and further potential tax reform in the EU.

Risk change since last year: No change

38	Annual Report on Form 20-F 2019

Strategic Report

Nature of risk

Ethical

Unilever’s brands and reputation are valuable assets and the way in which we operate, contribute to society and engage with the world around us is always under scrutiny both internally and externally.

Acting in an ethical manner, consistent with the expectations of customers, consumers and other stakeholders, is essential for the protection of the reputation of Unilever and its brands.

A key element of our ethical approach to business is to reduce inequality and promote fairness. Our activities touch the lives of millions of people and it is our responsibility to protect their rights and help them live well. The safety of our employees and the people and communities we work with is critical. Failure to meet these high standards could result in damage to Unilever’s corporate reputation and business results.

Risk change since last year: No change

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

Risk change since last year: No change

Annual Report on Form 20-F 2019	39

In focus: Climate change

Unilever advocates for policies that advance the goal of the Paris Agreement on Climate Change to limit the increase in the global average temperature to well below 2°C, and ideally no more than 1.5°C, above pre-industrial levels by the end of the century. We believe this means achieving a net zero emissions world by 2050.

To achieve the goals of the Paris Agreement, we recognise the importance of disclosing climate-related risks and opportunities in line with the recommendations of the Taskforce on Climate-Related Financial Disclosures (TCFD). This will enable market forces to drive efficient allocation of capital and support the transition to a low-carbon economy.

In this Annual Report and Accounts, we continue to integrate climate-related disclosures throughout the Strategic Report narrative. In recognition of the growing significance, and our increasing understanding of the impacts of climate change on our business, we have also summarised in this section the key risks and opportunities arising from climate change, including the potential impacts on our business.

Governance

The Boards take overall accountability for the management of all risks and opportunities, including climate change (see page 33). Our Chief Executive and Executive Board member, Alan Jope, is ultimately responsible for oversight of our climate change agenda. The Boards are supported by the ULE. During 2019, the USLP Steering Team was fully integrated into the main ULE agenda to reflect the integration of sustainability into our business strategy. The ULE meet monthly to discuss key strategic matters. During 2019, there were a number of agenda items on topics related to climate change including our climate goals.

A number of other specialist governance groups are in place to support our climate agenda, including:

•	Energy Board: Drives delivery of our carbon positive ambition at corporate and country level and leads strategic partnerships and policy on renewables. Chaired by our Chief Supply Chain Officer, Marc Engel.
•	Sustainable Sourcing Steering Group: Supports our strategy focusing on long-term, sustainable access to our key crops. Chaired by our Chief Procurement Officer, David Ingram.
•	Water Board: Steers our strategy and targets on water, focusing on driving water-smart innovations for business growth. Chaired by our Home Care Category President, Peter Ter Kulve.

Remuneration linked to achievement of sustainability and climate change targets is a key part of our governance. For management employees – up to and including the ULE – incentives include fixed pay, a bonus as a percentage of fixed pay and a long-term management co-investment plan (MCIP) linked to financial and sustainability performance. The Sustainability Progress Index accounts for 25% of the total MCIP award and includes consideration of progress against our manufacturing scope 1 and 2 greenhouse gas and sustainable palm oil targets, which among others, underpin our climate strategy. See pages 60 to 77 for more on MCIP including the role of the Board’s Remuneration Committee and Corporate Responsibility Committee in determining the MCIP award each year.

Strategy and risk management

Climate change has been identified as a principal risk to Unilever which has the potential to impact our business in the short, medium and long term. The physical risks and opportinities that we face from climate change include extreme weather and water scarcity. The transition risks and opportunities include changing consumer preferences and future policy and regulation.

The process for assessing and identifying climate-related risks is the same for all principal risks and is described on page 36. For each of our principal risks we have a risk management framework detailing the controls we have in place, who is responsible for managing both the overall risk and the individual controls mitigating it. We monitor risks throughout the year to identify changes in the risk profile.

We regularly carry out climate-related risk assessments at site level, supplier-level, as well as innovation-project level. Management of climate related risks is distributed throughout the organisation depending on where the risk resides. For example, climate risks in relation to commodities in the supply chain are managed by our procurement team who are responsible for buying commodities.

Understanding financial impact: scenario analysis

This section explains how scenario analysis helps us to understand the potential impact of climate change on our business in 2030 to inform our strategy and financial planning.

To further understand the impact that climate change could have on Unilever’s business in the future, we performed a high-level assessment of the impact of 2°C and 4°C global warming scenarios. The 2°C and 4°C scenarios are constructed on the basis that average global temperatures will have increased by 2°C and 4°C in the year 2100. Unilever believes the world should seek to limit global temperatures to 1.5°C above pre-industrial levels. However, in line with guidance we have modelled scenarios based on 2°C and 4°C scenarios.

We focused the assessment on our business in 2030 assuming that we have the same business activities as we do today. While we understand that policy risk and physical impact can happen simultaneously, we made the following simplifying assumptions:

•	In the 2°C scenario, we assumed that in the period to 2030 society acts rapidly to limit greenhouse gas emissions and puts in place measures to restrain deforestation and discourage emissions (for example implementing carbon pricing at $75-$100 per tonne, taken from the International Energy Agency’s 450 scenario). We have assumed that there will be no significant impact to our business from the physical ramifications of climate change by 2030 – i.e. from greater scarcity of water or increased impact of severe weather events. The scenario assesses the impact on our business from regulatory changes.
•	In the 4°C scenario, we assumed climate policy is less ambitious and emissions remain high so the physical manifestations of climate change are increasingly apparent by 2030. Given this we have not included impacts from regulatory restrictions but focus on those resulting from the physical impacts.

We identified the material impacts on Unilever’s business arising from each of these scenarios based on existing internal and external data. The impacts were assessed without considering any actions that Unilever might take to mitigate or adapt to the adverse impacts or to introduce new products which might offer new sources of revenue as consumers adjust to the new circumstances.

The main impacts of the 2°C scenario were as follows:

•	Carbon pricing is introduced in key countries and hence there are increases in both manufacturing costs and the costs of raw materials such as dairy ingredients and the metals used in packaging.
•	Zero net deforestation requirements are introduced and a shift to sustainable agriculture e.g. Climate Smart Agriculture, puts pressure on agricultural production, raising the price of certain raw materials.

The main impacts of the 4°C scenario were as follows:

•	Chronic and acute water stress reduces agricultural productivity in some regions, raising prices of raw materials.
•	Increased frequency of extreme weather (storms and floods) causes increased incidence of disruption to our manufacturing and distribution networks.
•	Temperature increase and extreme weather events reduce economic activity, GDP growth and hence sales levels fall.

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

40	Annual Report on Form 20-F 2019

Strategic Report

sustainable agriculture in a 2°C scenario and due to chronic water stress and extreme weather in a 4°C scenario. The impacts on sales and our own manufacturing operations are relatively small.

We have therefore developed and piloted an approach to assess the impact of climate change on our key commodities, including soy and black tea.

Assessing the impact on soybean oil

We selected soy based on its importance to Unilever (large purchased volume), it being a high-profile crop in the countries where it is grown and the availability of good historical price data and suitable climate models.

We developed a methodology which combined forecasting future yields and quantifying the impact on commodity prices of soybean oil. The forecasting of future yields was performed using a combination of crop specific and climate change models. The price model used a range of supply and demand drivers to determine the impact of changes in yield from direct risks of climate change, isolating other factors such as acreage and technology on price. Three modelling steps were performed:

•	Yield estimation: We analysed multiple crop and climate models to provide a forecast range of expected yields in key growing regions.
•	Price relationship: An econometric model was developed, based on an analysis of the soybean oil market and historical trends, to estimate the impact of climate-induced yield changes on future prices. This model considered the importance of co-products e.g. soybean meal, substitution potential e.g. with sunflower oil and industrial uses of soybean oil, as well as the impact of yield on price.
•	Impact estimation: Future yields and price impacts were then translated into an estimated financial exposure from climate change for our business, using our forecast procurement volumes.

Our pilot analysis showed that soybean yields may increase over the 2030 and 2050-time horizon and that subsequent lower prices may then lead to small potential reductions in our procurement spend on soy. While the results may indicate a low financial risk to our business, we need to consider a wider range of risk factors when determining our strategic response. Indirect risks from climate change, such as extreme weather events or external policy response and adaptation could also have an impact but were not included in our modelling. Furthermore, these pilot results are specific to soy and can’t be applied to other crops.

Assessing the impact on black tea

We are the world’s biggest tea company and buy around 10% of the world’s black tea. We worked with the Potsdam Institute for Climate Impact Research to develop suitable crop models for black tea yield predictions. Our modelling considers a range of scenarios and impacts on crop yield and this drives variability in outcomes that we observe. This enabled us to assess the direct risks from climate change on black tea by following the same approach used for soy in 2018. We similarly sought to isolate the impact of yield changes on prices from other important factors such as acreage, farming technology, tea quality, extreme weather events and man-made factors such as elections, unrest and governmental policy.

However, unlike soy, the black tea market is highly fragmented, lacks liquidity and does not operate as one global market. This required us to conduct an analysis of individual countries to identify the risks Unilever is exposed to in each. We selected our four key black tea sourcing countries for the analysis: Argentina, India, Kenya and Turkey.

The different market dynamics in each country presented separate challenges and risks. Each country has also been affected by different evolutions in acreage growth and farming technologies, which at an overall level, have influenced black tea production and resulted in an overall, global increase in tea yields over time.

Our analysis of the direct effects of climate change showed that yields for each country and scenario range from a predicted decrease to a predicted increase, indicating some exposure to risk. However, on average, yields are predicted to increase. This average increase in yields, however, is much smaller than the anticipated significant effects of acreage growth and improvements in farming technologies. Associated price reductions are expected in most scenarios over a 30-year horizon. The overall risk to Unilever of average, direct climate change impacts is therefore relatively low.

However, there are some specific risks to Unilever. At an individual country level, there is a risk of a reduction in yields in 2030 in a 2°C scenario in Kenya, and in 2050 in a 4°C scenario in Argentina. The plateauing of yields in Kenya is a specific risk to Unilever if additional acreage is not made available as a result of government or land use change policies, which consequently limits future production. There are also some small price risks in Kenya and Argentina.

Our analysis also implied that the impact from climate change on average yields may be less significant than the impact of extreme weather events and man-made factors, which can affect black tea production and prices respectively. These events can result in much larger than average impacts in individual years, but the frequency and nature of these events cannot be accurately predicted.

The quality of black tea, excluded from our analysis, was found to have a larger impact on price than yields, especially in India. The expected water scarcity and temperature stress in 2°C and 4°C scenarios, could change the average black tea quality, leading to potential future price risks. The lack of appropriate substitutes further increases the risk profile surrounding tea. While the overall risk to Unilever of direct climate change impacts on black tea is relatively low, the country specific risks and the uncertainty of impacts from other significant factors will require further analysis and individual action plans to be defined/refined for each country.

Managing physical risks and opportunities

Our scenarios assess the potential impact of climate change over the long term on key commodities. However, we also face physical climate change risks and opportunities in our supply chain and direct operations over the short and medium term – notably from the effects of extreme weather and water scarcity.

Extreme weather

Unilever’s business depends on purchasing materials, efficient and uninterrupted manufacturing and the timely distribution of products to our customers. Both the increased frequency of extreme weather events and changes to weather systems could cause disruption across our value chain. While the frequency and extent of extreme weather is hard to predict, we monitor changing weather patterns on a short-term basis and take action to mitigate any negative affects.

Operating costs and commodity prices can be impacted by extreme weather caused by climate change. To mitigate this we have contingency plans to secure alternative key material supplies at short notice, for example during extreme weather events, to transfer or share production between manufacturing sites and to use substitute materials in our product formulations and recipes. Commodity price risk is actively managed through forward buying of traded commodities and other hedging mechanisms. Trends, including weather patterns, are monitored and modelled regularly and integrated into our forecasting process. Our Sustainable Agriculture Code promotes the principles of Climate Smart Agriculture to our suppliers and includes practices that sustainably increase the productivity and resilience to extreme weather.

Extreme weather also has the potential to impact Unilever operations and assets, including our inventory of products as well as owned property which could suffer physical damage or loss. We use sustainable building standards such as BREEAM or LEED for new developments to future proof our assets and reduce obsolescence. For instance, our newly opened Foods Innovation Centre in the Netherlands attained BREEAM outstanding, meaning it met stringent climate adaptation measures.

Annual Report on Form 20-F 2019	41

Water stress

Household water scarcity caused by climate change is another physical risk, which is exacerbated by population growth and urbanisation. During periods of drought consumers may reduce their use of certain products including laundry detergents, shampoos and conditioners, and toilet cleaners as they are unable to access water to use them or experience declining water quality which limits their enjoyment and/or efficacy. While the overall impact of water stress on our sales, from both policy and physical impacts, was not found to be significant in our scenario analysis at a global level within the 2030 time horizon evaluated, the impacts we see in the short term tend to be more local.

We are investing in new products and formulations that work just as well with less water, poor quality water or no water, with a particular focus on household cleaning, skin cleansing, oral and hair care. Many of our Beauty & Personal Care and Home Care products now have fast-rinse technology as standard, using less water or low temperature washing. We have also developed dry shampoos (e.g. TRESemmé) and ‘leave in’ conditioners (e.g. Dove).

Managing transition risks and opportunities

The transition to a low-carbon economy presents a number of risks, but also opportunities for Unilever over the short and medium term – notably from changing consumer preferences and future policy and regulation.

Changing consumer preferences

Unilever’s growth and profitability is determined by our portfolio, geographical and channel presence and how these evolve over time in response to consumer demand. Failure to pre-empt or respond to changing consumer preferences could impact our growth.

We’re developing our product portfolio to offer products with a lower carbon footprint. For example, we have been shifting our Home Care laundry portfolio towards concentrated liquid laundry detergent formats for a number of years. Brands such as Persil, Omo and Surf Small & Mighty and Seventh Generation’s EasyDose enable people to wash their clothes at lower temperatures, reducing GHG emissions by up to 50% per load. Concentrated detergents also mean that we can fit doses for more washes into smaller bottles, reducing the water used at manufacturing facilities and hence the emissions associated with transportation and packaging.

The next portfolio shift, in line with changing consumer preference, will future proof our Home Care brands to ensure they continue to deliver superior cleaning, while being kinder to the environment. This will include, for example, using a new generation of ingredients which deliver superior performance at lower dosage resulting in GHG savings.

Consumers in a number of markets are increasingly adopting plant-based diets which have a lower GHG footprint than meat-based diets. According to our Lifecycle Analysis, our GHG emissions from animal-based agriculture (including fats and proteins), is relatively low, accounting for around 7.5% of our Foods & Refreshment GHG footprint, and 2.5% of Unilever’s total GHG footprint. A recent FAIRR report also noted that Unilever had the lowest exposure to GHG emissions from animal agriculture in the sector. It also identified us as the best prepared food company for the plant-based boom. We have a range of vegan and vegetarian variants and continue to actively promote vegetarian and vegan recipes (see page 14).

To capitalise on the future revenue opportunities, our M&A strategy aims to acquire new businesses which serve specific consumer segments such as sustainability conscious consumers. A number of our recent acquisitions, including Pukka Herbs, Sundial, Mae Terra, Seventh Generation, and OLLY Nutrition, are recognised as B Corps – meaning they have met stringent environmental and social criteria as laid out in the B Corp impact assessment. For example, Seventh Generation advocates for renewable energy and is taking action to decarbonise its own business and Pukka Herbs has its own science-based zero carbon goal.

Future policy and regulation

Current and emerging laws and regulations have the potential to impact financial performance as governments may take action, such as the introduction of carbon taxes or zero net deforestation policies.

Our business is heavily dependent on forests for key commodities. We’re one of the largest end-users of palm oil in the FMCG sector and we also buy other commodities associated with a risk of deforestation, including soy and paper and board. In 2010, together with other organisations in our industry, we committed to achieving zero net deforestation associated with four commodities (palm oil, soy, paper and board and beef) by 2020. Despite our efforts over the past decade, commodity-driven deforestation remains a serious challenge in many parts of the world. We’re taking a number of steps to eliminate deforestation from agricultural commodity supply chains. Firstly, we are transforming our own supply chains by making sure the palm oil, soy, paper and board, and tea we buy is both traceable and certified as sustainable. Secondly, we are working with governments and other partners to ensure that deforestation gets the political attention and financial resources it needs. In particular, we are focused on helping reduce deforestation in key regions of South-East Asia, South America, and West and Central Africa. We’re also using our networks and relationships to help tropical forest countries access large-scale, performance-based payments for emissions reductions from forests.

We consider the impact of possible future mandatory carbon pricing in key countries which could result in increases in both manufacturing costs and the costs of raw materials such as ingredients and packaging. To mitigate this, in 2016, we implemented an internal price on carbon as part of the business case appraisal for large capital expenditure projects. This did not change behaviour as we expected since energy costs – and therefore carbon costs – were largely immaterial to the capital costs over the assessed period. As a result we took the decision to end this shadow carbon pricing approach and instead applied a novel approach of internally taxing the notional capital expenditure budgets of our three divisions based on the emissions from the prior year, to raise a clean-tech fund. So far, over €120 million has been allocated to this fund for energy, waste and water saving projects. Since January 2018 our internal price of carbon for this fund has been €40 per tonne.

Our climate targets are one of the ways we mitigate the risk of future policy and regulation. In 2019, we announced that our factories, offices, R&D facilities, data centres, warehouses and distribution centres across five continents are now powered by 100% renewable grid electricity.

Metrics and targets

We have been measuring and reporting on our energy and water consumption and carbon emissions since 1995. The USLP includes a number of stretching targets which relate to climate risks and opportunities across our value chain. Performance against key targets can be found on page 22 with commentary on page 18 and 19. Our website contains detailed commentary on our USLP targets as well as actions we are taking to achieve them. Two of our GHG reduction targets are recognised as science-based:

•	Halve the greenhouse gas impact of our products across the lifecycle by 2030 (this is aligned with our USLP full value chain target and covers all the phases across the lifecycle of our products: ingredients/ raw materials, manufacturing, distribution, retail, packaging, consumer use and disposal).
•	Reduce scope 1 and 2 greenhouse gas emissions by 100% from our own operations by 2030 (this is aligned with our ambition to become carbon positive in our manufacturing, where the majority of our scope 1 and 2 emissions occur).

We’ve created a detailed plan to annually assess the feasibility for Unilever to reach our target to halve the greenhouse gas impact of our products across the lifecycle by 2030, taking both external transitions towards a low-carbon economy as well as the latest available data and assumptions about our GHG footprint into account. See page 22 for our latest progress against these targets and page 19 for commentary. Our ability to meet our climate-related targets partly depends on changes in the energy markets worldwide, such as the rate of installation of renewable electricity in many countries and the availability of purchase power agreements. We are also dependent on countries implementing their Paris commitments and in

42	Annual Report on Form 20-F 2019

Strategic Report

raising the ambition of those commitments. We need policy and regulation which drive decarbonisation at scale, reducing costs, increasing speed and making the ‘well below’ 2 degree scenario more likely. We have a role to play to help shape the policy and regulation required and we are working collaboratively with partners, suppliers and other organisations to achieve our ambition including with organisations such as We Mean Business coalition, the United Nations Global Compact, the World Economic Forum and the World Business Council for Sustainable Development.

GHG emissions by activity

In line with the Large and Medium sized Companies and Groups (Accounts and Reports) Regulations 2008 as amended by the Companies Act 2006 (Strategic Report and Directors’ Report) Regulations 2013 our GHG emissions are set out below. Each year PwC assure selected manufacturing environmental metrics including carbon emissions from energy use and energy use per tonne of production. In 2019 PwC also assured the GHG impact of our products across the lifecycle. The GHG data below relates to emissions during the 12-month period from 1 October to 30 September. This period is different from the Strategic Report, Directors’ Report and Financial Statements which are calendar year.

	2019	2018

Manufacturing (scope 1 and 2)(a)

Scope 1 (tonnes CO2)	607,829	711,875

Scope 2 (tonnes CO2)(b)	361,669	726,167

Total Scope 1 & 2 (tonnes CO2)(b)	969,498	1,438,042

Intensity ratio (kg CO2 per tonne of production)(c)	50.76	70.46

Total energy (MWh)	6,648,048	7,196,599

Non-manufacturing (scope 1 and 2)(a) (d)

Scope 1 (tonnes CO2)	18,843	20,052

Scope 2 (tonnes CO2)(b)	48,490	100,924

Total Scope 1 & 2 (tonnes CO2)(b)	67,333	120,976

Total energy (MWh)	462,670	499,446

Upstream and downstream of Unilever operations (scope 3)

Total scope 3 (tonnes CO2e)	58,558,031	59,250,469

Top 3 scope 3 by emission source:

Consumer use (tonnes CO2e)(e)	39,730,116	39,895,946

Ingredients and packaging use (tonnes CO2e)(f)	14,448,186	14,985,897

Distribution and retail use (tonnes CO2e)(g)	4,379,729	4,368,626

(a)

For Scope 1 and 2 we report our CO2 emissions only but not other GHG emissions as these are considered to be not material. For Scope 3 we report our GHG emissions (eg CO2, CH4, N2O) in terms of CO2 equivalents. Carbon emission factors are used to convert energy used in our operations to emissions of CO2. Carbon emission factors for fuels are provided by the Intergovernmental Panel on Climate Change (IPCC). We report our emissions with reference to the latest Greenhouse Gas Protocol Corporate Accounting and Reporting Standard (GHG Protocol).

(b)

Carbon emission factors for grid electricity calculated according to the ‘market-based method’ are supplier-specific emissions factors reflecting contractual arrangements with electricity suppliers. Where supplier-specific emissions factors are not available, carbon emissions factors reflect the country where each operation is located and are provided by the International Energy Agency (IEA).

(c)

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

(d)	Includes operations, distribution facilities, research laboratories, marketing and sales offices (excludes warehouses and administration offices).
(e)

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

(f)

We use a combination of external lifecycle inventory databases (secondary data) and supplier specific data (primary data eg for surfactants, perfumes and some of food ingredients) to measure the GHG emissions of purchased ingredients and packaging materials used in the production of our products.

(g)	Downstream distribution is calculated using average distances and modes of transport derived from data collected from our distribution network and logistic providers.

Streamlined Energy and Carbon Reporting

We have decided to voluntarily comply with the UK government’s Streamlined Energy and Carbon Reporting (SECR) policy a year early. The table below represents Unilever’s energy use and associated GHG emissions from electricity and fuel in the UK for the 2018 and 2019 reporting years (1 October to 30 September), with scope calculations aligned to the Greenhouse Gas Protocol. The scope of this data includes 8 manufacturing sites and 11 non-manufacturing sites based in the UK. The UK accounts for 5% of our global total Scope 1 and 2 emissions, outlined in our mandatory GHG reporting also on this page.

UK operations	2019	2018

Biogas (MWh)	17,045	15,958

Natural gas (MWh)	238,081	278,849

LPG (MWh)	866	1,513

Fuel oils (MWh)	580	648

Coal (MWh)	0	0

Electricity (MWh)	195,796	196,965

Heat and steam (MWh)	212,482	272,985

Total energy (MWh)(a)	408,280	469,950

Total Scope 1 emissions (tonnes CO2e)	48,178	56,533

Total Scope 2 emissions (tonnes CO2e)(b)	702	3,067

(a)	Fleet and associated diesel use excluded. Transportation is operated by a third party and accounted for under Scope 3.
(b)	Carbon emission factors for grid electricity calculated according to the ‘market-based method’

For further information on energy efficiency measures taken to reduce our carbon emissions, please see page 19.

Further climate change disclosures

This Annual Report and Accounts contains additional disclosures on our climate change risks and opportunities:

•	Governance: page 40
•	Strategy: pages 19 and 40 to 42
•	Risk management: pages 40 to 42
•	Metrics and targets: pages 22 and 42

Our website contains disclosures on our greenhouse gas targets.

www.unilever.com/sustainable-living/our-sustainable-living- report-hub

Our CDP Climate submission contains extensive disclosure on our climate risks, opportunities, impacts and mitigating actions.

www.unilever.com/sustainable-living/our-approach-to-reporting/cdp-index

Annual Report on Form 20-F 2019	43

In focus: Plastic packaging

As a packaged goods company, we are a significant user of plastic packaging for our products. We believe that plastic has a place in the economy but not in the environment. We want to help build a circular economy in which we not only use less plastic, but also ensure the plastic we do use can be reused, recycled or composted.

In this Annual Report and Accounts, we have integrated plastic packaging disclosures throughout the Strategic Report narrative. We have also summarised the key risks and opportunities arising from plastic packaging in this section of the report. We hope that this will raise the standard of reporting on plastic packaging across the industry.

Governance

The Boards take overall accountability for the management of all risks and opportunities, including plastic packaging (see page 33). Our Chief Executive and Executive Board member, Alan Jope, is ultimately responsible for oversight of our plastic packaging agenda. He is supported by the ULE, including our Chief R&D Officer, Richard Slater, who is responsible for driving the plastic strategy, and Divisional Presidents who lead the plastics agenda within their respective Divisions. The ULE meet monthly to discuss key strategic matters, including plastic packaging. In July, the ULE reviewed the key issues on plastics, renewed our commitment to our existing goals and fully endorsed our new 2025 plastic targets.

The Sustainable Packaging Committee steers our strategy and targets on sustainable packaging by understanding stakeholder concerns and bringing in new technologies and partnerships. The Committee meets four times a year, is chaired by our Chief R&D Officer, Richard Slater, and includes senior leaders and plastic packaging specialists from across our Divisions, Markets and Functions.

Plastic packaging is a key part of our sustainability programme. Remuneration linked to achievement of sustainability targets is a key part of our governance. For management employees – up to and including the ULE – incentives include fixed pay, a bonus as a percentage of fixed pay and a long-term management co-investment plan (MCIP) linked to financial and sustainability performance. The Sustainability Progress Index accounts for 25% of the total MCIP award and next year will include consideration of progress against one of our plastic targets to increase the recycled plastic content in our packaging. See pages 60 to 77 for more on MCIP including the role of the Board’s Remuneration Committee and Corporate Responsibility Committee in determining the MCIP award each year.

Strategy and risk management

Plastic has been identified as a principal risk for the company which has the potential to impact our business in the short, medium and long term. The process for assessing and identifying plastic packaging risk is the same for all principal risks and is described on page 36. For each of our principal risks we have a risk management framework detailing the controls we have in place and who is responsible for managing both the overall risk and the individual controls mitigating it. We monitor risks throughout the year to identify changes in the risk profile.

We have taken decisive action to mitigate the risks and capitalise on the opportunities. In 2017, we were the first company in our industry to commit to ensuring that 100% of our plastic packaging is reusable, recyclable or compostable by 2025. In 2019, we announced two new goals to complement the 2017 commitment:

•	Halve our use of virgin plastic, by reducing our absolute use of plastic packaging by more than 100,000 tonnes and accelerating use of recycled plastic.
•	Help collect and process more plastic packaging than we sell.

We also restated our commitment to use at least 25% recycled plastic in our packaging by 2025.

Changing consumer preferences

There has been a significant rise in consumer concern regarding plastic packaging over the last few years. Concern is not universal and takes on different dimensions in different countries depending on the media coverage and government focus. A recent study by Kantar/GfK found that plastic waste is the second biggest concern globally among consumers, behind climate change. The survey also found it was a top concern among consumers in Eastern Europe and Asia and second in Western Europe.

More recycling on its own will not solve the issue of plastic packaging in the environment. It is therefore imperative to address plastic waste at the source. There is a risk that some consumers will stop buying our products if we do not find ways to reduce our use of plastic packaging and increase the amount that is recyclable or reusable. Equally, for companies that are proactive, there is a significant opportunity to attract consumers who want to buy consumer goods products in packaging solutions which use less virgin plastic and are recyclable or reusable.

Our strategy to pre-empt changing consumer preferences is organised around our ‘less, better, no plastic’ framework.

Less plastic

We know consumers expect us, first and foremost, to reduce our reliance on plastic packaging. That’s why we committed to reducing our use of virgin plastic in our packaging by 50% by 2025, to no more than 350,000 tonnes. We plan to deliver this firstly by eliminating over 100,000 tonnes of plastic from our packaging by accelerating multiple-use packs and reusable, refillable, and no plastic product innovations. We will deliver the remainder by increasing our use of recycled materials, helping keep plastic in the economy and out of the environment by giving plastic a value to ensure it can be collected and processed (see also ‘collecting plastic’ below).

As part of this commitment we aim to avoid unintended consequences when we introduce alternative materials, ensuring limited impact on the environment, including on GHG emissions. We apply a lifecycle assessment approach to inform decisions when shifting to alternative materials in our reuse models.

We are exploring new ways of packaging and delivering products - including concentrates, such as our new Cif Eco-refill which eliminates 75% of plastic, and new refill stations for shampoo and laundry detergent rolled out across shops, universities and mobile vending in South East Asia. See page 14 to 15 and 19 for more examples of brands that are reducing plastic. Our reduction commitment also encompasses sachets. We are investing in alternative solutions to plastic sachets including paper-based alternatives and refills, such as our Philippines Hair Refillery and our Love Beauty and Planet Refillery in Vietnam.

Better plastic

Our original 2017 target to ensure 100% of our packaging is reusable, recyclable, compostable plastic by 2025, as well as our recycled plastic commitment, both remain a very important part of our approach to ‘better plastic’ and we are already making progress on this commitment across our Divisions and brands.

Our use of recycled plastic has increased significantly in the last year as we have stepped up our purchasing of recycled plastic – and we expect this to increase in the coming years. Dove, for instance has recently committed to launch new 100% recycled plastic bottles where technically feasible, in North America and Europe by the end of 2019, across all ranges (Dove, Dove Men+Care, and Baby Dove). It is also exploring alternative materials and new packaging formats.

Better plastic has led to pioneering innovations such as the new detectable pigment being used by Axe (Lynx) and TRESemmé , which makes black plastic recyclable in most markets, as it can now be seen and sorted by recycling plant scanners. In 2018 we announced a partnership with start-up company Ioniqa and the largest global producer of PET resin Indorama Ventures to pioneer a new technology which converts PET waste back into virgin grade material for use in food packaging.

44	Annual Report on Form 20-F 2019

Strategic Report

No plastic

We are experimenting with new formats that use alternative materials or have no packaging at all. We have already brought to the market innovations including shampoo bars, refillable toothpaste tablets, cardboard deodorant sticks and bamboo toothbrushes. Our partnership with TerraCycle on the Loop platform is exploring new models of delivering and collecting reusable products from consumers’ homes. Premium skincare brand REN Clean Skincare, Hellmann’s, Love Beauty and Planet, Love Home and Planet and Seventh Generation are trialling new reusable packaging made from aluminium and glass. Dove, Rexona and AXE will also test a premium, refillable deodorant stick called minim™ made from stainless steel.

Policy and regulatory risks

There is a growing focus from governments on plastic and the potential for regulatory and tax measures in a number of markets where we operate. In the EU for example, member countries have agreed to the Plastics Strategy set out by the European Commission, which requires that all plastic waste will be recyclable by 2030. This incorporates the Single-Use Plastics Directive which includes measures to reduce consumption of food containers and beverage cups made of plastic and specific marking and labelling of certain products. The actions described under ‘market risks and opportunities’ are in part a mitigation strategy to pre-empt plastic restrictions and regulation.

Policy developments in the area of Extended Producer Responsibility (EPR) are also likely to become more common. We are supportive of EPR regulations which reflect the unique waste management requirements of the market. In developing markets, we are working with governments and other stakeholders to support the development of collection and reprocessing infrastructure before a formal EPR system is designed and adopted. In addition, we support the implementation of comprehensive waste management legislation to build a more effective and efficient waste infrastructure.

Improving waste infrastructure

Over the last five years Unilever has collaborated with many partners to collect plastic packaging, including the United Nations Development Programme, to help segregate, collect and recycle packaging across India. In addition, we have helped to establish almost 3,000 waste banks in Indonesia, offering more than 400,000 people the opportunity to recycle their waste. In Brazil, we have a long-running partnership with retailer Grupo Pão de Açúcar to help collect waste through drop-off stations.

In 2019 we introduced a new target to invest and partner to collect and process more plastic packaging than we sell by 2025 to mitigate any potential future regulatory costs associated with EPR. This requires us to help collect and process around 600,000 tonnes of plastic annually by 2025. We will deliver this commitment by: investing and partnering with others to improve waste management infrastructure; purchasing and using recycled plastics in our packaging; and participating in extended producer responsibility schemes where we directly pay for the collection of our packaging.

Advocacy to drive systems change

Across all our plastic targets, we need to continue our advocacy, partnerships and policy approach to drive system-wide change. For example, it is important that we unlock regulatory barriers for PCR use. It is also imperative that there is a favourable policy environment to support sustainable financing for collection as well as financial incentives for the right behaviours.

Human rights risks

We are aware that there are potential human rights issues in emerging markets which do not have formalised waste management infrastructure. Informal waste collection (waste pickers) and recycling is a common way to earn an income and a livelihood. Our responsible sourcing policy contains clear guidance on twelve fundamental principles such as the protection of workers’ health and safety, employing a permitted workforce (age/freedom of movement etc) and fair wages. We have refused to work with waste management companies based on a lack of assurances on human rights, child labour and working conditions. We are developing global standards on ‘formalising’ the informal sector and legitimising waste pickers.

Metrics and targets

We have been measuring and reporting on our manufacturing waste since 1995. Our website contains detailed commentary on our plastic packaging targets as well as actions we are taking to achieve them.

To date we still lack the complete data set necessary to accurately measure our actual performance in accordance with our basis of preparation which outlines our measurement methodology, but are on track to build the required robust and granular reporting systems during 2020.

For the reporting period July 2018 to June 2019, we have accurate data for around 70% of our sales volume from products with plastic packaging and through extrapolation estimate that more than 50% of our plastic packaging was reusable, recyclable or compostable. In 2019 we estimate around 5% (35,000 tonnes) of our total plastic footprint was recycled plastic – a significant increase on our 2018 use of recycled plastic. Our use of recycled plastic will continue to increase in the coming years as we work towards our 25% by 2025 goal. We intend to provide an interim update next year.

Further waste and packaging disclosures

This Annual Report and Accounts contains additional disclosures on our plastic packaging risks and opportunities:

•	Governance: page 44
•	Strategy: pages 19 and 44 to 45
•	Risk management: pages 44 to 45
•	Metrics and targets: pages 22 and 45

Our website contains disclosures on our waste and packaging targets.

www.unilever.com/sustainable-living/our-sustainable-living- report-hub

Annual Report on Form 20-F 2019	45

Non-financial information statement

In accordance with sections 414CA and 414CB of the Companies Act 2006 which outline requirements for non-financial reporting, the table below is intended to provide our stakeholders with the content they need to understand our development, performance, position and the impact of our activities with regards to specified non-financial matters. Further information on these matters can be found in our online Sustainable Living Report and Human Rights Report, as well as policy documents contained on our website.

Non-financial matter and relevant sections of Annual Report	Annual Report page reference
Environmental matters

Relevant sections of Annual Report & Accounts:
• Tackling climate change	• Policy: Pages 19 and 40 to 45
• Rethinking plastic	• Position and performance: Pages 19, 22 and 42 to 45
• Protecting nature through sustainable sourcing	• Risk: Page 36
• Pushing for systems change	• Impact: Pages 19 and 40 to 45
• In focus: Climate change
• In focus: Plastic packaging

Social and community matters

Relevant sections of Annual Report & Accounts:
• Better health and wellbeing	• Policy: Pages 16 to 18
• Enhancing livelihoods	• Position and performance: Pages 16 and 22
• Safety and wellbeing	• Risk: Page 37
• Impact: Pages 16 to 18

Employee matters

Relevant sections of Annual Report & Accounts:
• The changing world of work	• Policy: Pages 16 to 17
• Reshaping how we work	• Position and performance: Pages 16 to 17 and 22
• Safety and wellbeing	• Risk: Page 37
• Evolving our culture	• Impact: Pages 16 to 17

Human rights matters

Relevant sections of Annual Report & Accounts:
• Evolving our culture	• Policy: Pages 16 to 18
• Enhancing livelihoods	• Position and performance: Pages 16 to 18 and 22
• Risk: Pages 37 and 39
• Impact: Pages 16 to 18

Anti-corruption and bribery matters

Relevant section of Annual Report & Accounts:
• Acting with integrity	• Policy: Page 16
• Position and performance: Page 16
• Risk: Pages 37 and 39
• Impact: Page 16

46	Annual Report on Form 20-F 2019

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

The Equalisation Agreement makes the economic position of the shareholders of NV and PLC, as far as possible, the same as if they held shares in a single company and also regulates the mutual rights of the shareholders of NV and PLC. Under this agreement, NV and PLC must adopt the same financial periods and accounting policies.

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

Under the Agreement for Mutual Guarantees of Borrowing between NV and PLC, each company will, if asked by the other, guarantee the borrowings of the other and the other’s subsidiaries. These arrangements are used, as a matter of financial policy, for certain significant borrowings. They enable lenders to rely on our combined financial strength. The borrowing power of NV is not limited by NV’s Articles of Association. PLC Directors have the power to borrow on behalf of PLC up to three times the PLC proportion of the adjusted capital and reserves of the Unilever Group, as defined in PLC’s Articles of Association, without the approval of shareholders (by way of an ordinary resolution).

Each NV ordinary share represents the same underlying economic interest in the Unilever Group as each PLC ordinary share. However, NV and PLC remain separate legal entities with different shareholder constituencies and separate stock exchange listings. Shareholders cannot convert or exchange the shares of one for the shares of the other.

Under the European Takeover Directive as implemented in the Netherlands and the UK, the UK Companies Act 2006 and rules of the US Securities and Exchange Commission, Unilever is required to provide information on contracts and other arrangements essential or material to the business of the Unilever Group. Other than the Foundation Agreements referred to above we believe we do not have any such contracts or arrangements.

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

Allocation of profits

Under NV’s Articles of Association, available profits after reserves have been provided for by virtue of law, the Equalisation Agreement or deemed necessary by the Board, are paid first at a rate of 6% and 7% per year to 6% and 7% cumulative preference shareholders respectively when such shares are issued*. The remaining profits are paid to ordinary shareholders in proportion to the nominal value of their holdings.

Distributable profits of PLC are paid first at the rate of 5% per year on the paid-up nominal capital of 3 1/9p of the ordinary shares, secondly at a rate of 5% per year on the paid-up nominal capital of 3 1/9p of the ordinary shares and then at the rate of 6% per year on the paid-up nominal capital of the deferred stock of £100,000. The surplus is paid by way of a dividend on the ordinary shares.

Lapse of distributions

The right to cash and the proceeds of share distributions by NV lapses five and 20 years, respectively, after the first day the distribution was obtainable. Unclaimed amounts revert to NV. Any PLC dividend unclaimed after 12 years from the date of the declaration of the dividend reverts to PLC.

Redemption provisions and capital call

Under Dutch law, NV may only redeem treasury shares or shares whose terms permit redemption. Outstanding PLC ordinary shares and deferred shares cannot be redeemed. NV and PLC may make capital calls on money unpaid on shares and not payable on a fixed date. NV and PLC only issue fully paid shares.

Modification of rights

Modifications to NV’s or PLC’s Articles of Association must be approved by a general meeting of shareholders. Any modification of the NV Articles of Association that prejudices the rights of 6% or 7% cumulative preference shareholders* of NV must be approved by three-quarters of votes cast (excluding treasury shares) at a meeting of affected holders.

Modifications that prejudicially affect the rights and privileges of a class of PLC shareholders require the written consent of three-quarters of the affected holders (excluding treasury shares) or a special resolution passed at a general meeting of the class at which at least two persons holding or representing at least one third of the paid-up capital (excluding treasury shares) must be present. Every shareholder is entitled to one vote per share held on a poll and may demand a poll vote. At any adjourned general meeting, present affected class holders may establish a quorum.

*	On 31 December 2019, no 6% or 7% cumulative preference shares were issued.

Indemnification

The terms of NV Directors’ indemnification are provided for in NV’s Articles of Association. The power to indemnify PLC Directors is provided for in PLC’s Articles of Association and deeds of indemnity have been agreed with all PLC Directors. Third-party directors’ and officers’ liability insurance was in place for all Unilever Directors throughout 2019 and is currently in force.

In addition, PLC provides indemnities (including, where applicable, a qualifying pension scheme indemnity provision) to the Directors of three subsidiaries each of which acts, or acted as trustee of a Unilever UK pension fund. Appropriate trustee liability insurance is also in place.

The Governance of Unilever

A comprehensive description of Unilever’s corporate governance arrangements, including further details on the structure of the Unilever Group, is set out in ‘The Governance of Unilever’. It further details the roles and responsibilities of the Chairman, Senior Independent Director/ Vice-Chairman, CEO, CFO and other corporate officers and how our Boards effectively operate as one board, govern themselves and delegate their authorities.

The Governance of Unilever also describes the Foundation Agreements, Directors’ appointment, tenure, induction and training, Directors’ ability to seek independent advice at Unilever’s expense and details about Board and Management Committees (including the Disclosure Committee).

www.unilever.com/investor-relations/agm-and-corporate-governance/our-corporate-governance/

Boards

The Boards of NV and PLC have ultimate responsibility for the management, general affairs, direction, culture, performance and long-term success of our business as a whole. The Boards are one-tier boards, the same people are on both Boards and the responsibility of the Directors is collective, taking into account their respective roles as Executive Directors and Non-Executive Directors. The majority of the Directors are Non-Executive Directors who essentially have a supervisory role, providing constructive challenges, strategic guidance and specialist advice. In the normal course Unilever has two Executive Directors, the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO). On 1 January 2019, Alan Jope, was appointed as CEO. He was appointed as an Executive Director at the 2019 AGMs. Consequently, between 1 January 2019 and the AGMs in May 2019 Unilever only had one Executive Director.

A list of our current Directors can be found on page 49.

Annual Report on Form 20-F 2019	47

Corporate Governance continued

Board committees

The Boards have established four Board Committees: the Audit Committee, the Compensation Committee, the Corporate Responsibility Committee and the Nominating and Corporate Governance Committee. The terms of reference of these Committees can be found on our website and the reports of each Committee, including attendance at meetings in 2019, can be found on pages 54 to 77.

www.unilever.com/investor-relations/agm-and-corporate-governance/board-and-management-committees/

Board meetings

A minimum of five face-to-face meetings are planned throughout the calendar year to consider important corporate events and actions, for example, the half-year and full-year results announcements; the development and approval of our strategy; oversight of the performance of the business; review of the risk framework; authorisation of major transactions; declaration of dividends; review of the financial plan; succession planning; review of the functioning of the Boards and their Committees; culture; workforce engagement; and review of corporate responsibility. Other ad hoc Board meetings are convened to discuss strategic, transactional and governance matters that arise. In 2019 the Boards met physically in January, March, April, July, October and November. Meetings of the Boards may be held either in London or in Rotterdam or such other locations as the Boards think fit, with one or two off-site Board meetings a year. The Chairman leads the Boards and is responsible for its overall effectiveness in directing the Unilever Group. The Chairman sets the Boards’ agenda, ensures the Directors receive accurate, timely and clear information, promotes and facilitates constructive relationships and effective contribution of all the Executive and Non-Executive Directors, and promotes a culture of openess and debate.

The Non-Executive Directors usually meet as a group, without the Executive Directors present, when there is a face-to-face Board meeting. In 2019 they met five times. The Chairman, or in his absence the Senior Independent Director/Vice-Chairman, chairs such meetings.

The table showing the attendance of current Directors at Board meetings in 2019 can be found on page 49. If Directors are unable to attend a Board meeting they have the opportunity beforehand to discuss any agenda items with the Chairman. Mary Ma attended three out of four Board meetings during 2019.

Board evaluation

Each year the Boards formally assess their own performance, including with respect to their composition, diversity and how effectively their members work together, with the aim of helping to improve the effectiveness of both the Boards and the Committees. At least once every three years an independent third party facilitates the evaluation. As the last external evaluation was performed in 2017, the Boards agreed to an external evaluation at the end of 2019 rolling over into 2020. In November 2019 No. 4, an independent third-party consultant, facilitated such evaluation. The evaluation consisted of individual interviews with the Directors followed by a Board discussion in January 2020, covering both the outcome of the evaluation and the proposed actions to enhance the effectiveness of the Boards. The Chairman’s statement on page 4 decribes the key actions agreed by the Boards following the evaluation.

Committees of the Boards evaluate themselves annually under supervision of their respective Chairs taking into account the views of respective Committee members and the Boards. The key actions agreed by each Committee in the 2019 evaluations can be found in each Committee Report.

Board appointment

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

The report of the Nominating and Corporate Governance Committee (NCGC) on pages 58 and 59 describes the work of the NCGC in Board appointments and recommendations for re-election. In addition, shareholders are able to nominate Directors. The procedure for shareholders to nominate Directors is contained within the document entitled ‘Appointment procedure for NV and PLC Directors’ which is available on our website. To do so they must put a resolution to both the NV and PLC AGMs in line with local requirements. Directors are appointed by shareholders by a simple majority vote at each AGM.

www.unilever.com/investor-relations/agm-and-corporate-governance/board-and-management-committees/

Board induction and training

All new Directors participate in a comprehensive induction programme when they join the Boards. The Chairman ensures that ongoing training is provided for Directors by way of site visits, presentations and circulated updates at (and between) Board and Board Committee meetings on, among other things, Unilever’s business, environmental, social, corporate governance, regulatory developments and investor relations matters. For example, in 2019 the Directors received presentations on M&A strategy, sustainable packaging, competitive landscape and cyber security.

Independence and conflicts

It is important that the Non-Executive Directors can be considered to be independent. Each year the Boards conduct a thorough review of the Non-Executive Directors’, and their related or connected persons’, relevant relationships referencing the criteria set out in ‘The Governance of Unilever’ which is derived from the relevant best practice guidelines in the Netherlands, UK and US. The Boards currently consider all our Non-Executive Directors to be independent of Unilever.

We attach special importance to avoiding conflicts of interest between NV and PLC and their respective Directors. The Boards ensure that there are effective procedures in place to avoid conflicts of interest by Board members. A Director must without delay report any conflict of interest or potential conflict of interest to the Chairman and to the other Directors, or, in case any conflict of interest or potential conflict of interest of the Chairman, to the Senior Independent Director/

Vice-Chairman and to the other Directors. The Director in question must provide all relevant information to the Boards, so that the Boards can decide whether a reported (potential) conflict of interest of a Director qualifies as a conflict of interest within the meaning of the relevant laws. A Director may not take part in the decision taking process of the Boards in respect of any situation in which he or she has a conflict of interest. The procedures that Unilever has put in place to deal with conflicts of interest operate effectively.

Unilever recognises the benefit to the individual and the Unilever Group of senior executives acting as directors of other companies but, to ensure outside directorships of our Executive Directors do not involve an excessive commitment or conflict of interest, the number of outside directorships of listed companies is generally limited to one per Executive Director and approval is required from the Chairman and in case of the Chairman, from the senior Independent Director.

Engagement with employees

The Boards assessed various options how to best organise the engagement with employees. Considering Unilever’s global footprint and extent of operations, the Boards decided to share the responsibility for workforce engagement among all Non-Executive Directors as a collective point of contact as being the most effective option. We therefore developed a number of initiatives and events to ensure that the Non-Executive Directors can engage with the workforce and get a sense of employee sentiment at all levels, including through face-to-face meetings. To build further on this, we intend that our Non-Executive Directors will continue to hold regular face-to-face meetings with the workforce and we will incorporate additional engagement sessions alongside regular Board meetings and Board visits to Unilever sites. These will include the chance to meet and hear from cohorts of employees of all levels and have an open discussion on issues important to our employees.

In 2019, Non-Executive Directors attended four face-to-face workforce engagement events with a diverse range of the workforce from factory staff and new joiners through to head office staff and people with 25+ years in the company. This method of engagement allowed for discussions, covering a range of topics including: expectations for lifelong learning, the future of work, the USLP, diversity and inclusion, entrepreneurship, pay points, agility and employability. The events have been a success with positive feedback from employees and Non-Executive Directors that attended. Our Non-Executive Directors were more visible to the workforce and it encouraged greater engagement, sharing of views and feedback from employees. In addition, through engaging with a broad range of employees, the Non-Executive Directors received a new perspective on the company and our operations. This new perspective has been taken into consideration in their decision making, for example when discussing and agreeing to Unilever’s Future of Work Framework. We therefore consider that sharing responsibility for engagement with the workforce among all Non-Executive Directors is an effective arrangement.

48	Annual Report on Form 20-F 2019

Governance Report

Overview of Executive & Non-Executive Directors

Nils Andersen Chairman

Previous experience: A.P. Moller – Maersk A/S (Group CEO); Carlsberg A/S and Carlsberg Breweries A/S (CEO); European Round Table of Industrialists (Vice-Chairman); Unifeeder S/A (Chairman).

Current external appointments: AKZO Nobel N.V. (Chairman); Faerch Plast (Chairman); Worldwide Flight Services (Chairman). Announced to step down from the Boards of BP Plc and Salling Group A/S in March 2020.

Youngme Moon	Alan Jope	Graeme Pitkethly	Laura Cha
Vice-Chairman/Senior Independent Director	CEO	CFO

Previous experience: Harvard Business School (Chairman and Senior Associate Dean for the MBA Program); Massachusetts Institute of Technology (Professor); Avid Technology (NED); Rakuten Inc (NED).

Current external appointments: Mastercard INC (Board Member); Sweetgreen Inc (Board Member); JAND Inc (Board Member); Harvard Business School (Professor).

Nationality British Age 55, Male. Appointed CEO: January 2019. Appointed Director: May 2019. Attended 6/6 planned Board Meetings and 2/2 ad hoc Board Meetings.

Previous experience: Beauty and Personal Care Division (President); Unilever Russia, Africa and Middle East (President); Unilever North Asia (President); SCC and Dressings (Global Category Leader); Home and Personal Care North America (President).

Current external appointments: Generation Unlimited (Board Member).

Nationality British Age 53, Male. Appointed CFO: October 2015. Appointed Director: April 2016. Attended 6/6 planned Board Meetings and 2/2 ad hoc Board Meetings.

Previous experience: Unilever UK and Ireland (EVP and General Manager); Finance Global Markets (EVP); Group Treasurer; Head of M&A; FLAG Telecom (VP Corporate Development); PwC.

Current external appointments: Pearson Plc (NED); Financial Stability Board Task Force on Climate Related Financial Disclosure (Vice Chair); The 100 Group Main Committee.

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

Vittorio Colao	Marijn Dekkers	Judith Hartmann	Andrea Jung

Previous experience: Vodafone Group plc (CEO); RCS MediaGroup SpA (CEO); McKinsey & Company (Partner); Finmeccanica Group Services SpA (renamed to Leonardo SpA) (NED); RAS Insurance SpA (merged with Allianz AG) (NED).

Current external appointments: Verizon (NED); Bocconi University (Executive Board member); Oxford Martin School (Advisor); General Atlantic (Senior Advisor).

Previous experience: Bayer AG (CEO); Thermo Fisher Scientific Inc. (CEO).

Current external appointments: Novalis LifeSciences LLC (Founder and Chairman); Quanterix Corporation (Director); Georgetown University (member Board of Directors); Foundation for the National Institutes of Health (Director); Cerevel Therapeutics (NED); Ginko Bioworks (Chairman).

Previous experience: General Electric (various roles); Bertelsmann SE & Co. KGaA (CFO); RTL Group SA (NED); Penguin Random House LLC (NED).

Current external appointments: ENGIE Group (Deputy CEO); Suez (NED).

Previous experience: Avon Products Inc (CEO); General Electric (Board Member); Daimler AG (Board Member).

Current external appointments: Grameen America Inc (President and CEO); Apple Inc (NED); Wayfair Inc (NED).

Susan Kilsby	Strive Masiyiwa	John Rishton	Feike Sijbesma

Previous experience: L’Occitane International (NED); Keurig Green Mountain (NED); Coca-Cola HBC AG (NED); Goldman Sachs International (NED); Shire Plc (Chair); Mergers and Acquisitions, EMEA - Credit Suisse (Chair).

Current external appointments: Diageo Plc (Senior Independent Director); Fortune Brands Home & Security Inc (NED); BHP Plc (NED).

Previous experience: Africa Against Ebola Solidarity Trust (Co-Founder and Chairman); Grow Africa (Co-Chairman); Nutrition International (formerly known as Micronutrient Initiative) (Chairman); Rockefeller Foundation (Trustee).

Current external appointments: Econet Group (Founder and Group Executive Chairman); International Advisory Board of Bank of America (Board member); Stanford University Advisory Board (Board member); National Geographic Society (Board member).

Previous experience: Rolls-Royce Holdings plc (CEO); Koninklijke Ahold NV (merged to Koninklijke Ahold Delhaize NV) (CEO, President and CFO); ICA (now ICA Gruppen AB) (NED).

Current external appointments: Informa Plc (NED); Serco Group Plc (NED); Associated British Ports Holdings Ltd. (NED); Majid al Futtaim Properties LLC (Board Member).

Previous experience: Supervisory Board of DSM Nederland B.V. (Chairman); Utrecht University (Supervisory Director); Stichting Dutch Cancer Institute/ Antoni van Leeuwenhoek Hospital NKI/AVL) (Supervisory Director).

Current external appointments: Koninklijke DSM NV (CEO and Chairman of the Managing Board); De Nederlandsche Bank NV (Member of the Supervisory Board); High Level Leadership Forum on Competitiveness and Carbon Pricing (Chair); Champion of the Carbon Pricing Leadership Coalition (Co-Chair); Trustees of the World Economic Forum (Board member); Climate Leader for the World Bank Group; Board of the Global Center on Adaptation (Co-Chair).

Non-Executive Directors

	Nils Andersen	Laura Cha	Vittorio Colao	Marijn Dekkers	Judith Hartmann	Andrea Jung	Susan Kilsby	Strive Masiyiwa	Youngme Moon	John Rishton	Feike Sijbesma

Age	61	70	58	62	50	60	61	59	55	62	60

Gender	Male	Female	Male	Male	Female	Female	Female	Male	Female	Male	Male

Nationality	Danish	Chinese	Italian	Dutch / American	Austrian	American / Canadian	American / British	Zimbabwean	American	British	Dutch

Appointment date	April 2015	May 2013	July 2015	April 2016	April 2015	May 2018	August 2019	April 2016	April 2016	May 2013	November 2014

Committee membership*	CC, NCGC (Chairman)	NCGC	CC (Chairman)	CC, NCGC	AC	CC	AC	CRC (Chairman)	CRC	AC (Chairman)	CRC, NCGC

Leadership of complex global entities	✓		✓	✓	✓	✓	✓	✓		✓	✓

Broad Board experience	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓

Geo-political exposure	✓	✓	✓	✓	✓	✓		✓		✓	✓

Financial expertise	✓	✓	✓	✓	✓		✓	✓		✓	✓

FMCG/consumer insights	✓		✓	✓	✓	✓		✓	✓	✓	✓

Emerging markets experience	✓	✓	✓	✓	✓	✓		✓	✓		✓

Digital insights			✓			✓

Marketing and sales expertise	✓		✓	✓		✓		✓			✓

Science, technology and innovation expertise			✓	✓				✓			✓

CSR experience	✓		✓	✓		✓					✓

HR and remuneration in international firms	✓	✓	✓	✓	✓	✓	✓			✓	✓

Attendance at planned Board Meetings	6/6	5/6	6/6	6/6	6/6	5/6	2/2	6/6	6/6	6/6	6/6

Attendance at ad hoc Board Meetings	2/2	1/2	2/2	2/2	2/2	2/2	2/2	2/2	2/2	1/2	1/2

Tenure as at 2019 AGMs	4	6	4	3	4	1	0	3	3	6	5

*	AC refers to the Audit Committee; CC refers to the Compensation Committee; CRC refers to the Corporate Responsibility Committee; and NCGC refers to the Nominating and Corporate Governance Committee.

Annual Report on Form 20-F 2019	49

Corporate Governance continued

Unilever Leadership Executive (ULE)

The Boards have delegated the operational running of the Unilever Group to the CEO with the exception of the following matters which are reserved for the Boards: structural and constitutional matters, corporate governance, approval of dividends, approval and monitoring of overall strategy for the Unilever Group, approval of significant transactions or arrangements in relation to mergers, acquisitions, joint ventures and pensions. The CEO is responsible to the Boards in relation to the operational running of the Group and other powers delegated to him by the Boards. The CEO can delegate any of his powers and discretions, and he does so delegate to members of the Unilever Leadership Executive (ULE) (with power to sub-delegate). The ULE is composed of the CEO, CFO and other senior executives who assist the CEO in the discharge of the powers delegated to the CEO by the Boards. Members of the ULE report to the CEO, and the CEO supervises and determines the roles, activities and responsibilities of the ULE. While ULE members (other than the CEO and the CFO) are not part of the Boards’ decision-making process, to provide the Boards with deeper insights, ULE members often attend those parts of the Board meetings which relate to the operational running of the Group. The ULE currently consists of the CEO, CFO, President Foods & Refreshment, President Beauty & Personal Care, President Home Care, President South Asia and Chair and Managing Director Hindustan Unilever, President North America, the Chief Research and Development Officer, Chief HR Officer, Chief Operating Officer, Chief Digital & Marketing Officer, Chief Legal Officer & Group Secretary and Chief Supply Chain Officer.

For Alan Jope and Graeme Pitkethly see previous page

Conny Braams	Marc Engel	Hanneke Faber	Fabian Garcia
Chief Digital & Marketing Officer	Chief Supply Chain Officer	President, Foods & Refreshment	President, North America
Nationality Dutch Age 54, Female	Nationality Dutch Age 53, Male	Nationality Dutch Age 50, Female	Nationality American Age 60, Male
Appointed to ULE January 2020	Appointed to ULE January 2016	Appointed to ULE January 2018	Appointed to ULE January 2020
Joined Unilever 1990	Joined Unilever 1990	Joined Unilever 2018	Joined Unilever 2019
Previous Unilever posts include:	Previous Unilever posts include:	Previous posts include:	Previous posts include:

Unilever Middle Europe (EVP); Unilever Benelux (Chair and EVP); Home Care Europe (EVP); Unilever FoodSolutions Asia, Africa and Middle East (EVP); various Unilever marketing and general management roles.

Current external appointments:

Kröller-Müller Museum (Advisory Board member); Rotterdam School of Management (Advisory Board member); Netherlands Confederation of Industry VNO-NCW (Vice-Chair); FNLI (Vice-Chair).

Unilever East Africa and Emerging Markets (EVP); Chief Procurement Officer; Supply Chain, Spreads, Dressings and Olive Oil Europe (VP); Ice Cream Brazil (Managing Director); Ice Cream Brazil (VP); Corporate Strategy Group; Birds Eye Wall’s, Unilever UK (Operations Manager).

Current external appointments:

A. P. Møller Mærsk (Supervisory Board member).

Royal Ahold Delhaize (CEIO & EC member); Royal Ahold (CCO & EC member); P&G (VP & GM).

Previous Unilever posts include:

Europe (President).

Current external appointments:

Bayer AG (Supervisory Board member); Food Drink Europe (Board member); Leading Executives Advancing Diversity (LEAD) (Advisory Board member); Pepsi/ Lipton JV (Board member).

Revlon (President and CEO); Colgate Palmolive (COO; President of the Asia/ Pacific Division, EVP Latin America); P&G (President of Asia Pacific, General Manager of Venezuela).

Current external appointments:

Council of Foreign Relations in the US (member).

Sunny Jain	Sanjiv Mehta	Leena Nair	Nitin Paranjpe
President, Beauty & Personal Care	President, Unilever, South Asia and Chair and Managing Director, Hindustan Unilever	Chief HR Officer	Chief Operating Officer
Nationality Canadian Age 44, Male	Nationality Indian Age 59, Male	Nationality Indian Age 50, Female	Nationality Indian Age 56, Male
Appointed to ULE June 2019	Appointed to ULE May 2019	Appointed to ULE March 2016	Appointed to ULE October 2013
Joined Unilever 2019	Joined Unilever 1992	Joined Unilever 1992	Joined Unilever 1987
Previous posts include:	Previous Unilever posts include:	Previous Unilever posts include:	Previous Unilever posts include:

Amazon.com Inc (Head of Core Consumables/FMCG Retail; VP Consumables/FMCG Innovation); P&G US and P&G Canada (various roles in New Business Creation, Marketing, Sales, and Information Technology).

Current external appointments:

GS1 (Board member).

Unilever North Africa and Middle East (Chair and Chief Executive Officer); Unilever Philippines Inc. (Chair and Chief Executive Officer); Unilever Bangladesh Limited (Chair and Managing Director).

Current external appointments:

Board of Indian School of Business (Director); Federation of Indian Chambers of Commerce and Industry (Vice-President); Breach Candy Hospital Trust (Member); South Asia Advisory Board of Harvard Business School (Member); Xynteo’s ‘India 2022’ (Chair); Advisory Network to the High Level Panel for a Sustainable Ocean Economy (Co-Chair).

HR Leadership and Organisational Development and Global Head of Diversity (SVP); Hindustan Unilever Limited (Executive Director HR); Hindustan Lever (various roles).

Current external appointments:

BT Plc (NED)

Foods and Refreshment (President) Home Care (President); Unilever South Asia (EVP) and Hindustan Unilever Limited (CEO); Home and Personal Care India (EVP); Home Care India (VP); senior positions in Laundry and Household Care.
Richard Slater	Ritva Sotamaa	Peter Ter Kulve
Chief R&D Officer	Chief Legal Officer & Group Secretary	President, Home Care
Nationality British Age 42, Male	Nationality Finnish Age 56, Female	Nationality Dutch Age 55, Male
Appointed to ULE April 2019	Appointed to ULE February 2013	Appointed to ULE May 2019
Joined Unilever 2019	Joined Unilever 2013	Joined Unilever 1988
Previous posts include:	Previous posts include:	Previous Unilever posts include:
GSK (Head of R&D, Consumer Healthcare); Reckitt Benckiser (Head of R&D, Consumer Healthcare); Reckitt Benckiser (Global Group Director / VP R&D Personal Care; Global Director R&D Aircare, Analgesics and New Brands); Boots Healthcare (various roles).

Siemens AG – Siemens Healthcare (GC); General Electric Company – GE Healthcare (various positions including GE Healthcare Systems (GC)); Instrumentarium Corporation (GC).

Current external appointments:

Fiskars Corporation (NED).

Unilever South East Asia & Australasia (President) and Chief Digital Transformation & Growth Officer; EVP Corporate Transformation; Unilever Benelux (Chair and EVP); Unilever Ice Cream (Global Head & EVP); various Brand and Channel Management roles.

50	Annual Report on Form 20-F 2019

Governance Report

Our shares

NV shares

Share capital

NV’s issued share capital on 31 December 2019 was made up of:

•	€233,714,369 split into 1,460,714,804* ordinary shares of €0.16 each; and each carrying one vote, representing 99.56% of the issued share capital; and
•	€1,028,568 split into 2,400 special ordinary shares numbered 1 – 2,400 known as special ordinary shares and carrying a total of 6,428,550 votes, representing 0.44% of the issued share capital.

* As at 31 December 2019 8,027,879 ordinary shares were held to satisfy obligations under employee compensation programmes. These shares and the special shares are not voted on.

Listings

NV has ordinary shares (UNA) listed on Euronext Amsterdam and, as US New York Registry Shares* (UN) on the New York Stock Exchange.

* One New York Registry Share represents one NV ordinary share with a nominal value of €0.16.

Share issues and purchase of shares

At the NV AGM held on 1 May 2019 the Board of NV was designated as the corporate body authorised to:

•	resolve to issue new shares up to a maximum of one-third of NV’s issued share capital;
•	disapply pre-emption rights up to 5% of NV’s issued share capital for general corporate purposes and an additional 5% in connection with an acquisition or specified capital investment; and
•	purchase ordinary shares with a maximum of 10% of the issued share capital.

These authorities expire on the earlier of the conclusion of NV’s 2020 AGM and 30 June 2020. Renewal of these authorities is sought each year.

During 2019 companies within the Unilever Group purchased 1,787,000 NV ordinary shares and 891,000 New York Registry Shares, together representing 0.18% of the issued ordinary share capital, for €143 million. These purchases were made to facilitate grants made in connection with Unilever’s employee compensation programmes. For further details see note 4C to the consolidated accounts on page 103.

Following a public offer and a subsequent squeeze out procedure in 2018, the 6% and 7% cumulative preference shares were cancelled on 6 February 2019.

On 27 June 2019, NV cancelled 170,000,000 ordinary shares (at the time still issued as depository receipts, see further explanation below). On 27 November 2019 another 84,012,896 ordinary shares were cancelled as a result of which 1,460,714,804 ordinary shares remained in issue.

NV special ordinary shares

To ensure unity of management, the holders of NV’s special ordinary shares numbered 1 – 2,400 inclusive have rights within NV’s Articles of Association relating to any changes in the rules of appointing NV Directors. These rules cannot be changed without the permission of the holders of these special ordinary shares. The joint holders of these shares are N.V. Elma and United Holdings Limited, which are subsidiaries of NV and PLC respectively. The Boards of N.V. Elma and United Holdings Limited comprise three Directors of the Unilever Boards.

NV bearer shares and (bearer) share certificates

All NV shares are issued in registered form. A very limited number of shareholders have not yet handed in their (bearer) share certificates. As of 1 January 2021 (i) NV will acquire these certificates by operation of law for no consideration and (ii) NV will be registered as shareholder of the relevant shares. Holders of such certificates can exchange their certificates for NV shares until 1 January 2026.

Trust Office

On 26 June 2019 the meeting of depository receipt holders resolved to terminate the depositary receipt structure with effect from 28 June 2019. As a result, holders of depository receipts automatically received one NV ordinary share for every depository receipt they owned. In addition, the trading line of depositary receipts on Euronext Amsterdam (ISIN NL0000009355) was terminated and all trading continued in ordinary shares (ISIN NL0000388619). The ticker symbol of the ordinary shares was changed to UNA.

The Trust Office shall not be dissolved until 27 June 2021 as a limited number of depositary receipts are outstanding in respect of which the bearer certificates issued by N.V. Nederlandsch Administratie- en Trustkantoor, the predecessor of the Trust Office, have not been handed in and have not been exchanged for ordinary shares.

Thereafter, it is expected that the Trust Office shall sell the shares that have not been exchanged and the proceeds will be given in consignment to the Dutch Ministry of Finance. Holders of bearer certificates have thereafter no claim whatsoever towards the Trust Office.

www.administratiekantoor-unilever.nl/eng/home

PLC shares

Share capital

PLC’s issued share capital on 31 December 2019 was made up of:

•	£36,354,287 split into 1,168,530,650* ordinary shares of 3 1/9p each and each carrying one vote, representing 99.73% of the issued share capital; and
•	£100,000 of deferred stock of £1 each and carrying a total of 3,214,285 votes, representing 0.27% of the issued share capital.

* As at 31 December 2019 4,391,130 shares were held by NV group companies to satisfy obligations under employee compensation programmes. These shares and the deferred stock are not voted on.

Listings

PLC has ordinary shares (ULVR) listed on the London Stock Exchange and, as American Depositary Receipts* (UL), on the New York Stock exchange.

* One American Depository Receipt represents one PLC ordinary share with a nominal value of 3 1/9p.

Share issues and purchase of shares

At the 2019 PLC AGM held on 2 May 2019 the PLC Directors were authorised to:

•	issue new shares, up to a maximum of £12,102,222 nominal value (which at the time represented approximately 33% of PLC’s issued ordinary share capital);
•	disapply pre-emption rights up to approximately 5% of PLC’s issued ordinary share capital for general corporate purposes and an additional 5% authority in connection with an acquisition or specified capital investment; and
•	make market purchases of its ordinary shares, up to a maximum of just under 10% of PLC’s issued ordinary share capital and within the limits prescribed in the resolution.

These authorities expire on the earlier of the conclusion of PLC’s 2020 AGM and 30 June 2020. Renewal of these authorities is sought each year.

During 2019 companies within the Unilever Group purchased 995,000 PLC ordinary shares and 81,000 American Depository Shares, representing 0.09% of the issued share capital, for €58 million. These purchases were made to facilitate grants made in connection with its employee compensation programmes. For further details see note 4C to the consolidated accounts on page 103.

On 10 April 2019, Unilever PLC cancelled 18,660,634 ordinary shares of 3 1/9p each held in treasury, representing 1.57% of the issued share capital, as a result of which 1,168,530,650 ordinary shares remained in issue.

PLC deferred stock

To ensure unity of management, the holders of PLC’s deferred stock have rights within PLC’s Articles of Association relating to any changes in the rules for appointing PLC Directors. These rules cannot be changed without the permission of the holders of this deferred stock. The joint holders of the PLC deferred stock are N.V. Elma and United Holdings Limited, which are subsidiaries of NV and PLC respectively. The Boards of N.V. Elma and United Holdings Limited comprise three Directors of the Unilever Boards.

Annual Report on Form 20-F 2019	51

Corporate Governance continued

Our shareholders

Significant shareholders of NV

As far as Unilever is aware and based on the notifications of substantial holdings disclosed in the AFM register, the only holders of more than 3% of, or 3% of voting rights attributable to, NV’s share capital (‘Disclosable Interests’) on 31 December 2019 were BlackRock, Inc. with a shareholding interest of 4.92% and a voting right interest of 6.34% and Wellington Management Group LLP with a voting right interest of 4.03%.

As far as Unilever is aware, no other Disclosable Interests have been notified between 1 January 2020 and 20 February 2020 (the latest practicable date for inclusion in this report), other than Blackrock that notified a shareholding interest of 4.93% and a voting right interest of 6.42% as at 19 February 2020. Between 1 January 2017 and 20 February 2020, BlackRock, Wellington, Norges Bank, The NV Trust Office, NN Group N.V., ASR Nederland N.V. and Unilever Corporate Holdings Nederland B.V., have held more than 3% in the share capital of NV.

Significant shareholders of PLC

As far as Unilever is aware, the only holders of more than 3% of, or 3% of voting rights attributable to, PLC’s ordinary share capital (‘Disclosable Interests’) on 31 December 2019, were BlackRock and the Leverhulme Trust with a shareholding and voting interest of 6.73% and 4.02% respectively.

As far as Unilever is aware, no new Disclosable Interests have been notified to PLC between 1 January 2020 and 20 February 2020 (the latest practicable date for inclusion in this report). Between 1 January 2017 and 20 February 2020, (i) BlackRock, and (ii) the aggregated holdings of the trustees of the Leverhulme Trust and the Leverhulme Trade Charities Trust, have held more than 3% of, or 3% of voting rights attributable to, PLC’s ordinary shares.

Shareholder engagement

We value open and effective communication with our shareholders.

The CFO has lead responsibility for shareholder engagement, with the active involvement of the CEO and supported by the Investor Relations department.

In 2019 meetings were held with institutional shareholders in major cities globally. The Executive Directors and members of the Investor Relations team attended industry conferences in London, Paris, Stockholm, Boston and New York.

We hosted an investor seminar in November at Englewood Cliffs, our North American headquarters. Webcast live, the event enabled investors to engage with the Chairman, CEO, CFO, COO and other members of senior management, several of whom were new to their roles in the year.

The Chair of the Compensation Committee extensively engaged with and sought feedback from investors in relation to our Remuneration Policy.

On an ongoing basis, the Boards are briefed on investor reactions to the Unilever Group’s quarterly results announcements and on any issues raised by shareholders that are relevant to their responsibilities.

We maintain a frequent dialogue with our principal institutional shareholders and regularly collect feedback. Private shareholders are encouraged to give feedback via shareholder. services@unilever.com. Our shareholders are also welcome to raise any issues directly with the Chairman or the Senior Independent Director/ Vice-Chairman (the SID), and the Chairman, Executive Directors and Chairs of the Committees are also generally available to answer questions from the shareholders at the AGMs each year. More information on shareholder engagement can be found on page 13.

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

As questions asked at our AGMs tend to focus on business related matters, governance and the remit of our Board Committees, the Chairman, SID, CEO, CFO and the Chairs of our four Committees of the Board attend both our AGMs and the remaining members of the Board attend at least one AGM.

The 2019 AGMs were held in Rotterdam and Leatherhead in May and the topics raised by shareholders included: e-commerce, mergers & acquisitions, sustainability, Simplification, remuneration, total shareholder return, Brexit and data protection.

Shareholders of NV may propose resolutions if they individually or together hold at least 1% of NV’s issued capital. Shareholders who together represent at least 10% of the issued capital of NV can, under certain circumstances, also requisition the District Court to allow them to convene an Extraordinary General Meeting to deal with specific resolutions.

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

Information on the 2020 AGMs can be found within the NV and PLC AGM Notices which will be published in March 2020.

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

52	Annual Report on Form 20-F 2019

Governance Report

Corporate governance compliance

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

The Netherlands

In 2019, NV complied with almost all the principles and best practice provisions of the Dutch Code, with the exception of Dutch Code Provision 4.1.8 and 3.2.3. The Dutch Code is available on the Monitoring Committee Corporate Governance Code’s website.

Best Practice Provision 4.1.8

This provision requires all Directors to attend the NV AGM. In the General Meetings section on the previous page, our approach towards director attendance at the AGM is noted.

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

In addition to an explanation of non-compliance, as set out above, the Dutch Code also requires the Board to confirm, and the Board hereby confirms that:

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

The statements in this section are not statements in accordance with the requirements of Section 404 of the US Sarbanes-Oxley Act of 2002. Furthermore, NV is required to make a statement concerning corporate governance as referred to in article 2a of the decree on the content of the management report (Besluit inhoud bestuursverslag) (the Decree). The information required to be included in this corporate governance statement as described in articles 3, 3a and 3b of the Decree can be found on our website.

www.commissiecorporategovernance.nl

www.unilever.com/corporategovernance

The United Kingdom

In 2019, PLC has applied the Principles and complied with the Provisions of the UK Corporate Governance Code. Further information on how Unilever has applied the five overarching categories of Principles can be found on the following pages - (i) Board Leadership and Company Purpose: pages 1, 9 and 47 to 48, (ii) Division of Responsibilities: pages 48 and 54 to 62, (iii) Composition, Succession and Evaluation: pages 4, 48 and 58 to 59, (iv) Audit, Risk and Internal Control: pages 33 to 45, 54 to 55 and 78; and (v) Remuneration: pages 60 to 77. The UK Code is available on the Financial Reporting Council’s (FRC) website.

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

Greenhouse Gas (GHG) Emissions: Information on GHG emissions can be found on page 43.

Employee Involvement and Communication: Unilever’s UK companies maintain formal processes to inform, consult and involve employees and their representatives. A National Consultative Forum comprising employees and management representatives from key locations meets regularly to discuss issues relating to Unilever sites in the United Kingdom. We recognise collective bargaining on a number of sites and engage with employees via the Sourcing Unit Forum, which includes national officer representation from the three recognised trade unions. A European Works Council, embracing employee and management representatives from countries within Europe, has been in existence for several years and provides a forum for discussing issues that extend across national boundaries. Further details on how the Board has engaged with the workforce can be found on page 48.

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

Attention is drawn to the Report of the Audit Committee on pages 54 to 55. In addition, further details about our corporate governance are provided in the document entitled ‘The Governance of Unilever’ which can be found on our website.

www.nyse.com/index

www.sec.gov

All senior executives and senior financial officers have declared their understanding of and compliance with Unilever’s Code of Business Principles and the related Code Policies. No waiver from any provision of the Code of Business Principles or Code Policies was granted in 2019 to any of the persons falling within the scope of the SEC requirements. The Code of Business Principles and related Code Policies are published on our website.

Risk Management and Control: Following a review by the Disclosure Committee, Audit Committee and Boards, the CEO and the CFO concluded that the design and operation of the Unilever Group’s disclosure controls and procedures, including those defined in the United States Securities Exchange Act of 1934 – Rule 13a – 15(e), as at 31 December 2019 were effective.

Unilever is required by Section 404 of the US Sarbanes-Oxley Act of 2002 to report on the effectiveness of its internal control over financial reporting. This requirement is reported on within the section entitled ‘Management’s Report on Internal Control over Financial Reporting’ on page 171.

www.unilever.com/investor-relations/agm- and-corporate-governance/our-corporate-governance/

Annual Report on Form 20-F 2019	53

Report of the Audit Committee

Committee members and attendance

Attendance

John Rishton Chair	7/7

Judith Hartmann	7/7

Susan Kilsby (member since 1 August 2019)	2/2

Nils Andersen (member until 13 November 2019)	6/6

This table shows the membership of the Committee together with their attendance at meetings during 2019. If Directors are unable to attend a meeting, they have the opportunity beforehand to discuss any agenda items with the Committee Chair. Attendance is expressed as the number of meetings attended out of the number eligible to be attended.

The Audit Committee is comprised only of independent Non-Executive Directors with a minimum requirement of three such members. It is chaired by John Rishton and the other current members are Judith Hartmann and Susan Kilsby. For the purposes of the US Sarbanes-Oxley Act of 2002, John Rishton is the Audit Committee’s financial expert. The Boards have satisfied themselves that the members of the Audit Committee are competent in financial matters and have recent and relevant experience. Other attendees at Committee meetings (or part thereof) were the Chief Financial Officer, Chief Auditor, EVP Financial Control, Risk Management, Pensions & Sustainability, Chief Legal Officer and Group Secretary and the external auditors. Throughout the year the Committee members periodically met without others present and also held separate private sessions with the Chief Financial Officer, Chief Auditor and the external auditors, allowing the Committee to discuss any issues in more detail.

Role of the Committee

The role and responsibilities of the Audit

Committee are set out in written terms of reference which are reviewed annually by the Committee, taking into account relevant legislation and recommended good practice. The terms of reference are contained within ‘The Governance of Unilever’ which is available on our website at www.unilever.com/corporategovernance. The Committee’s responsibilities include, but are not limited to, the following matters:

•	oversight of the integrity of Unilever’s financial statements;
•	review of Unilever’s quarterly and annual financial statements (including clarity and completeness of disclosure) and approval of the quarterly trading statements for quarter 1 and quarter 3;
•	oversight of risk management and internal control arrangements;
•	oversight of compliance with legal and regulatory requirements;
•	oversight of the external auditors’ performance, objectivity, qualifications and independence; the approval process of non-audit services; recommendation to the Boards of the nomination of the external auditors for shareholder approval; and approval of their fees, refer to note 25 on page 141;
•	performance of the internal audit function; and
•	approval of the Unilever Leadership Executive (ULE) expense policy and the review of Executive Director expenses.

All relevant matters arising are brought to the attention of the Board.

In order to help the Committee meet its oversight responsibilities, each year management organise knowledge sessions for the Committee on subject areas within its remit. In 2019, sessions were held with Unilever Management on cyber security, which included an overview of what is happening externally and the ‘anatomy’ of a cyber security attack, and on the acquisition process. In addition, John Rishton visited the Brazilian MCO in São Paulo, where developments in the local business environment and tax-related matters were reviewed and discussed in detail. Also, Susan Kilsby, who joined the Committee on 1 August 2019, completed her induction programme.

How the Committee has discharged its responsibilities

During the year, the Committee’s principal activities were as follows:

Financial Statements

The Committee reviewed prior to publication the quarterly financial press releases together with the associated internal quarterly reports from the Chief Financial Officer and the Disclosure Committee and, with respect to the half-year and full-year results, the external auditors’ reports. It also reviewed this Annual Report and Accounts and the Annual Report on Form 20-F 2019. These reviews incorporated the accounting policies and significant judgements and estimates underpinning the financial statements as disclosed within note 1 on pages 91 to 93. Particular attention was paid to the following significant issues in relation to the financial statements:

•	indirect tax provisions and contingent liabilities, refer to note 19 and 20 on page 132 and 133;
•	direct tax provisions, refer to note 6 on pages 105 to 107; and
•	revenue recognition – including discounts and incentives.

These matters are also highlighted by our external auditors as being important in their audit. In addition the Committee reviewed the adoption of IFRS 16, refer to note 1 on pages 91 to 93 and note 24 on pages 138 to 141.

For each of the above areas the Committee considered the key facts and judgements outlined by management. Members of management attended the section of the meeting of the Committee where their item was discussed to answer any questions or challenges posed by the Committee. The issues were also discussed with the external auditors and further information can be found on pages 79 to 86. The Committee specifically discussed with the external auditor as to how management’s judgement and assertions were challenged and how professional scepticism was demonstrated during their audit of these areas; this included the disclosures for each matter noted above and where relevant challenging the sensitivity analysis performed by the external auditor. The Committee is satisfied that there are relevant accounting policies in place in relation to these significant issues and management have correctly applied these policies.

In addition to the matters noted above, our external auditors, as required by auditing standards, also consider the risk of management override of controls. Nothing has come to either our attention or their attention to suggest any material misstatement related to suspected or actual fraud relating to management override of controls.

At the request of the Boards the Committee undertook to:

•	review the appropriateness of adopting the going concern basis of accounting in preparing the annual financial statements;
•	assess whether the business was viable in accordance with the requirement of the UK Corporate Governance Code. The assessment included a review of the principal risks facing Unilever, their potential impact, how they were being managed, together with a discussion as to the appropriate period for the assessment. The Committee recommended to the Boards that there is a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the three-year period (consistent with the period of the strategic plan) of the assessment; and
•	consider whether the Unilever Annual Report and Accounts 2019 was fair, balanced and understandable and whether it provided the necessary information for shareholders to assess the Group’s position and performance, business model and strategy. The Committee was satisfied that, taken as a whole, the Unilever Annual Report and Accounts 2019 is fair, balanced and understandable.

During the year the UK (FRC), Dutch (AFM) and US (SEC) regulators reviewed either part or all of the Unilever Annual Report and Accounts 2018 and asked the business to respond to a number of technical disclosure questions. Unilever has responded fully to each regulator. The Committee reviewed both the letters from the regulators and Unilever’s responses. As a result of the letters and subsequent discussions with the regulators we have clarified and enhanced some disclosures in this Annual Report and Accounts. All the enquiries have been closed apart from one which was received by the business in early January 2020 from the AFM. A response has been submitted and discussions have taken place, but we are awaiting a final response to formally close the enquiry.

Risk management and internal control arrangements

The Committee reviewed Unilever’s overall approach to risk management and control, and its processes, outcomes and disclosure. The assessment was undertaken through a review of:

•	the yearly report detailing the risk identification and assessment process, together with new significant risks and any emerging risks identified by management;

54	Annual Report on Form 20-F 2019

Governance Report

•	reports from senior management on those 2019 corporate risks for which the Audit Committee had oversight: treasury, tax and pensions, information security, legal and regulatory compliance and supply chain flexibility;
•	the proposed 2020 corporate risks identified by the ULE;
•	the Controller’s Quarterly Risk and Control Status Reports, including Code of Business Principles cases relating to frauds and financial crimes and significant issues received through the Unilever Code Support Line;
•	control deficiencies identified through controls testing activities together with action plans to address underlying causes;
•	management’s improvements to reporting through further automation and centralisation; and
•	the annual financial plan and Unilever’s dividend policy and dividend proposals.

The Committee reviewed the application of the requirements under Section 404 of the US Sarbanes-Oxley Act of 2002 with respect to internal controls over financial reporting.

In fulfilling its oversight responsibilities in relation to risk management and internal control, the Committee met regularly with senior members of management and is satisfied with the key judgements taken.

The Committee has completed its review for 2019 on both risk management and internal control and was satisfied that the process had worked effectively and where specific areas for improvement were identified, there was adequate mitigating or alternative controls and that processes were underway to ensure sustainable improvements. The key area for improvement is ensuring that the documentation which describes how controls are being operated is at a sufficient level of detail.

During 2019 the Committee also continued its oversight of the independent assurance work that is performed on a number of our USLP metrics (selected on the basis of their materiality to the USLP).

Internal audit function

The Committee reviewed internal audit’s plan for the year which is focused on Unilever’s corporate risks, and agreed its budget and resource requirements. It reviewed interim and year-end summary reports and management’s response together with the completion status of agreed actions.

Every five years, the Committee engages an independent third party to perform an effectiveness review of the function. This was last completed in 2018. In 2019 the Committee evaluated the performance of the internal audit function through a questionnaire. The feedback was reviewed and the Committee was satisfied with the effectiveness of the internal audit function. During the year, the Committee also met independently with the Chief Auditor and discussed the results of the audits performed and any additional insights obtained from Chief Auditor visits to various business units.

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

The Committee held independent meetings with the external auditors during the year and reviewed, agreed, discussed and challenged their audit plan, including the materiality applied, scope and assessment of the financial reporting risk profile of the Group.

The Committee discussed the views and conclusions of KPMG regarding management’s treatment of significant transactions and areas of judgement during the year. The Committee considered these views and comments and is satisfied with the treatment in the financial statements.

External auditors

KPMG have been the Group’s auditors since 2014 and shareholders approved their re-appointment as the Group’s external auditors at the 2019 AGMs. On the recommendation of the Committee, the Directors will be proposing the re-appointment of KPMG at the AGMs in April 2020.

Under current Dutch legislation, Unilever must change its external auditors after a maximum 10-year appointment i.e. for the 2024 financial year end. At present, we are satisfied with the quality of our audit and hence have no plans to retender the external auditor appointment earlier.

Both Unilever and KPMG have safeguards in place to avoid the possibility that the external auditors’ objectivity and independence could be compromised, such as audit partner rotation and the restriction on non-audit services that the external auditors can perform as described below. Both the KPMG partners with overall responsibility for the audit of NV and PLC were new in role in 2019. The NV audit partner went through an extensive induction programme at the end of last year and the PLC audit partner has been part of the audit team for a number of years. Unfortunately due to a last minute personal circumstance, the partner responsible for Unilever NV audit throughout the year was unable to complete the finalisation of the audit. Therefore another NV audit partner, who has already been part of the audit team for a number of years signed the audit opinion. KPMG has issued a formal letter to the Committee outlining the general procedures to safeguard independence and objectivity, disclosing the relationship with the Company and confirming their audit independence.

Each year, the Committee assesses the effectiveness of the external audit process which includes discussing feedback from the members of the Committee and stakeholders at all levels across Unilever. Interviews are also held with key senior management within both Unilever and KPMG. In addition, the Committee meet with members of the KPMG external audit teams at both the Group and component level during country site visits. Furthermore the Board met with the Chairman of KPMG International to understand how they were driving improvements in the quality of their audits across the globe.

The Committee also reviewed the statutory audit, audit related and non-audit related services provided by KPMG and compliance with Unilever’s documented approach, which prescribes in detail the types of engagements, listed below, for which the external auditors can be used:

•	statutory audit services, including audit of subsidiaries;
•	audit related engagements – services that involve attestation, assurance or certification of factual information that may be required by external parties; and
•	non-audit related services – work that our external auditors are best placed to undertake, which may include:
•	audit and assurance certificates / statements; and
•	bond issue comfort letters.

Unilever has for many years maintained a policy which prescribes in detail the types of engagements for which the external auditors can be used and prohibits several types of engagements. The policy is aligned with both European and SEC regulations.

All audit related engagements over €250,000 and non-audit related engagements over €100,000 required specific advance approval by the Audit Committee Chairman. The Committee further approved all engagements below these levels which have been authorised by the EVP Financial Control, Risk Management, Pension & Sustainability. These authorities are reviewed regularly and, where necessary, updated in the light of internal and external developments. Since the appointment of KPMG in 2014 to 2016 the level of non-audit fees has been below 7% of the annual audit fee. In 2017 and 2018 the level of non-audit fees has been higher at 41% and 31% respectively due to assurance work relating to the disposal of our Spreads business and the Simplification project. In 2019 the level of non-audit fee is 4%.

The Committee confirms that the Group is in compliance with The Statutory Audit Services for Large Companies Market Investigation (Mandatory use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014. The last tender for the audit of the Annual Report and Accounts was performed in 2013.

Evaluation of the Audit Committee

As part of the internal Board evaluation carried out in 2019, the Boards evaluated the performance of the Committee. The Committee also carried out an assessment of its own performance in 2019. While overall the Committee members concluded that the Committee is performing effectively, the Committee agreed that to further enhance its effectiveness it needed to ensure the Committee members continued to develop their knowledge of the Group’s operations which would involve further knowledge sessions and site visits.

John Rishton

Chair of the Audit Committee

Judith Hartmann

Susan Kilsby

Annual Report on Form 20-F 2019	55

Report of the Corporate Responsibility Committee

Committee members and attendance

Attendance

Strive Masiyiwa Chair	4/4

Youngme Moon	4/4

Feike Sijbesma	4/4

This table shows the membership of the Committee together with their attendance at meetings during 2019. If Directors are unable to attend a meeting, they have the opportunity beforehand to discuss any agenda items with the Committee Chair. Attendance is expressed as the number of meetings attended out of the number eligible to be attended

The Corporate Responsibility Committee comprises three Non-Executive Directors: Strive Masiyiwa (Chair), Youngme Moon and Feike Sijbesma.

The Chief Supply Chain Officer, the Chief Sustainability Officer and the Chief Business Integrity Officer attend the Committee’s meetings. The Chief Legal Officer and Group Secretary may also join the Committee’s discussions.

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

As the Committee is also charged with ensuring that Unilever’s reputation is protected and enhanced, consideration of the company’s influence and impact on stakeholders is central to the Committee’s duties. A core element of its role is the need to identify any external developments that are likely to have an influence upon Unilever’s standing in society, and to ensure that appropriate and effective communications policies are in place to support the company’s reputation.

The Committee’s discussions are informed by the experience of the Unilever Leadership Executive - as those accountable for driving sustainable growth through Unilever’s brands and operations - and other senior leaders who are invited to the Committee to share their views on a variety of topics and external trends. These discussions ensure the Committee stays abreast of current and emerging trends and any potential risks arising from sustainability issues. This enables the Boards to draw on a well-rounded view of issues.

During 2019 the Committee reviewed its terms of reference and approved minor changes to the terms.

The Committee’s responsibilities are complemented by those of the Audit Committee, which is responsible for reviewing significant breaches of the Code of Business Principles as part of its remit to review risk management and for overseeing the independent assurance programme for the USLP.

The Committee’s terms of reference are set out at www.unilever.com/corporategovernance.

Meetings are held quarterly and ad hoc as required – four were held in 2019. The Committee Chairman is responsible for reporting the findings from meetings to the Boards, thus ensuring that the Boards can fulfil their oversight responsibilities.

Following the Committee’s terms of reference and Unilever’s principal risks, the Committee’s agenda covers the Code and third-party compliance, safety, the USLP, corporate reputation and litigation. The Committee also discusses a range of other strategic and current issues.

How the Committee has discharged its responsibilities

During the year, the Committee’s principal activities were as follows.

Code of Business Principles

The Code and associated Code Policies set out the standards of conduct expected of all Unilever employees in their business endeavours. Compliance with these is an essential element in ensuring Unilever’s continued business success and is identified as an ethical, legal and regulatory risk to Unilever.

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

At each meeting the Committee reviews an analysis of investigations into non-compliance with the Code and Code Policies and discusses any trends arising from these investigations.

The Chief Business Integrity Officer and the Chief Legal Officer and Group Secretary report to the Committee on litigation and regulatory matters which may have a reputational impact including environmental issues, bribery and corruption compliance and competition law compliance.

In 2019, the Committee continued to analyse the adequacy and robustness of Unilever’s anti-bribery compliance programme to ensure it has the right controls to prevent, detect and respond to corruption threats. The Committee reviewed efforts to assess risk through country risk profiles, studied trends and insights from investigations data and was updated on risk-based training and capacity building.

Principles and standards for third parties

Extending Unilever’s values to third parties is essential if Unilever is to generate responsible growth and a positive social impact on the industry. In 2019 the Committee continued to examine third-party compliance as a lack of compliance can pose a significant risk to the business, particularly in the context of increasing regulation around the world (see principal risks, page 35).

At each meeting, the Committee tracks compliance with Unilever’s Responsible Sourcing Policy (RSP) for suppliers and its Responsible Business Partner Policy (RBPP) for customers and distributors. Together they set out Unilever’s requirements that third parties conduct business with integrity and respect for human rights and core labour principles.

Sourcing 100% of Unilever’s procurement spend in line with the RSP is also a target within the USLP: 70% of procurement spend was through suppliers meeting the mandatory requirements of the RSP in 2019.

These third-party policies support Unilever in evaluating risk and designing appropriate programmes to cover the diversity of market conditions and third parties it works with. For example, in 2019 Unilever began preparation for a new approach - ‘RSP before Purchase Order’ - which means that suppliers of products or services must be compliant with the RSP before a buyer can raise a purchase order. While as a principle Unilever seeks to work with its third parties to remediate and improve any poor practices identified through screening or auditing, those who are unwilling or unable to comply with the RSP or RBPP are subject to delisting.

Harmonisation of the RSP and RBBP to bring greater efficiencies continued during the year, driven by close collaboration across the Supply Chain, Customer Development and Business Integrity functions.

Safety

Sustainable growth is only achieved if Unilever grows responsibly. That means protecting the health and wellbeing of employees and the people and communities in which it operates and providing safe, high quality products. These issues are included within Unilever’s principal risks (see page 35).

Training programmes emphasise that safety is the personal and everyday responsibility of all those working at Unilever, from leadership to factory floor to third-party contractors. Safety is driven through clear standards and best practice via Unilever’s World Class Manufacturing Programme and company-wide communications.

Although Unilever believes every incident can and must be prevented, between 1 October 2018 and 30 September 2019, sadly there were four fatalities at work in Latin America: two employees and two contractors. Two happened in factories and two on the road. Unilever has scrutinised the causes of these deaths and is reinforcing the lessons learned in-house and with the third parties it employs, including enhanced monitoring of contractor performance (see page 17).

56	Annual Report on Form 20-F 2019

Governance Report

Reducing Unilever’s Total Recordable Frequency Rate (TRFR) for accidents is a target within the USLP. TRFR was up from 0.69 in 2018 to 0.76 accidents per million hours worked in 2019 (measured 1 October 2018 to 30 September 2019). 2019 TRFR includes for the first time all acquisitions which operate as decentralised business units, as there are now processes in place to collect the data. After a spike in the first six months, when injury rates went up partly due to the inclusion of decentralised business units, the following six months showed substantial incident rate reduction, in line with the year-on-year declining trend.

Product safety

High quality products that are safe to use are the foundation of Unilever’s business. Unilever’s approach to product safety is based on risk identification and mitigation. Its approach encompasses all aspects of the value chain – from development, sourcing, manufacture and transport to consumer use and disposal of the product. This approach turns on the application of rigorous standards based on sound science and the principle of Safe by Design and Safe in Execution.

Unilever has put in place a number of programmes to drive up quality. Examples include its C4G programme for suppliers which reduces quality non-conformance on in-bound supply to Unilever manufacturing sites and new rules that support rapid innovation and risk management. In 2019, total marketplace incidents originating in Unilever’s supply chain reduced by 34% compared to 2018 and the number of supplier incidents (detected via incoming raw material and packaging checks) reduced by 45%. Greater use of digital capabilities is also improving efficiency and responsiveness, for example by using its Digital Voice of the Consumer application, Unilever is able to quickly collate and analyse consumer feedback to improve product quality more rapidly.

Sustainability

Across the year, the Committee discussed the evolution of Unilever’s thinking on sustainability as part of its integrated business strategy. Unilever is building on the learning from the USLP to shape new ambitions that tackle today’s urgent environmental and social issues such as climate change and inequality. The Group’s industry-leading announcement on plastic packaging (see below) illustrates how it is approaching this task and challenging itself to set far-reaching goals.

The Committee supported Unilever’s thinking, advising that a distinctive corporate agenda is key to delivering sustainable growth and ensuring Unilever remains a sustainability leader.

Plastic packaging

Concern about packaging waste continues to grow, particularly single-use plastic packaging. In 2019 it remained high on the public agenda across the world. Unilever continued to flag it a principal risk, recognising that its prominence had increased since 2018 (see page 36).

In the spring, the Committee studied Unilever’s existing plastic packaging initiatives, noting that while these were ambitious when first set, the business needs to go further and faster. The Committee urged Unilever to accelerate its actions and demonstrate industry leadership.

In October 2019, Unilever made two further, ambitious commitments to reduce its plastic waste and help create a circular economy for plastics by 2025. The first is to halve its use of virgin plastic by reducing its absolute use of plastic packaging by more than 100,000 tonnes and accelerating its use of recycled plastic. This commitment makes Unilever the first major global consumer goods company to commit to an absolute plastics reduction across its portfolio. The second is to help collect and process more plastic packaging than it sells.

Unilever is making progress towards its existing USLP targets to ensure all its plastic packaging is reusable, recyclable or compostable by 2025, and to use at least 25% recycled plastic in its packaging, also by 2025, (see page 44).

Reviewing the new commitments, the Committee commended Unilever on the level of ambition and the lead it had taken in tackling this important issue.

MCIP

Unilever’s Reward Framework includes the Management Co-investment Plan (MCIP), a long-term incentive plan that is linked to financial and USLP performance (see page 62).

To come to a view on the USLP, the Corporate Responsibility Committee and the Compensation Committee evaluate performance against a Sustainability Progress Index (SPI).

The SPI is a two-fold assessment that captures quantitative and qualitative elements. Firstly, it considers the 2018 performance on USLP targets reported in Unilever’s online Sustainable Living Report, alongside performance evidenced in a number of sustainability ratings and indices. These targets illustrate how Unilever aims to address a number of its principal risks, such as brand preference, climate change, supply chain and ethics (see Principal risks on pages 35 to 39). The second part of the assessment takes into account Unilever’s wider progress on sustainability

Following an in-depth discussion of the SPI, the Corporate Responsibility Committee agreed a performance rating which was endorsed by the Compensation Committee. This joint assessment forms part of the Compensation Committee’s overall recommendation on MCIP (see page 65).

Evaluation of the Corporate Responsibility Committee

As part of the internal Board evaluation carried out in 2019, the Boards evaluated the performance of the Committee. The Committee also carried out an assessment of its own performance in 2019 and concluded that it was operating effectively.

In 2020, the Committee will invite members of the USLP Advisory Council to join some of its discussions. The Advisory Council comprises seven external experts from fields as diverse as human rights, behavioural science and the environment. The joint meeting will allow the Committee to hear at first hand how Unilever’s strategies and ambitions are perceived by key stakeholder groups. The full Board will also meet the Advisory Council to share perspectives and insights.

Strive Masiyiwa

Chair of the Corporate Responsibility Committee

Youngme Moon

Feike Sijbesma

Further details on the USLP will be set out in Unilever’s online Sustainable Living Report 2019, to be published in April 2020.

Annual Report on Form 20-F 2019	57

Report of the Nominating and Corporate

Governance Committee

Committee members and attendance

Attendance

Nils Andersen (Chair since 13 November 2019)	1/1

Laura Cha	3/4

Marijn Dekkers (Chair until 13 November 2019)	4/4

Feike Sijbesma	4/4

This table shows the membership of the Committee together with their attendance at meetings during 2019. If Directors are unable to attend a meeting, they have the opportunity beforehand to discuss any agenda items with the Committee Chair. Attendance is expressed as the number of meetings attended out of the number eligible to be attended.

The Committee is comprised of three Non-Executive Directors and the Chairman. The Group Secretary acts as secretary to the Committee. Other attendees at Committee meetings in 2019 were the Chief Executive Officer and the Chief HR Officer.

Role of the Committee

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

The Committee’s terms of reference are set out in ‘The Governance of Unilever’ which can be found on our website at www.unilever.com/corporategovernance. During the year, the Committee reviewed its own terms of reference to determine whether its responsibilities are properly described. The amended terms became effective on 1 January 2020.

In 2019 the Committee met four times. At the start of the year the Committee considered the results of the Committee’s annual self-evaluation for 2018 and its priorities for the year and used these to help create an annual plan for meetings for 2019.

Appointment and Reappointment of Directors and ULE

Reappointment: All Directors (unless they are retiring) are nominated by the Boards for re-election at the AGMs each year on the recommendation of the Committee who, in deciding whether to recommend nomination of a Director, take into consideration the outcomes of the Chairman’s discussions with each Director on individual performance, the evaluation of the Boards and its Committees and the continued good performance of individual Directors. Non-Executive Directors normally serve for a period of up to nine years. The average tenure of the Non-Executive Directors who have retired from the Boards over the past ten years has been seven years. The schedule the Committee uses for orderly succession planning of Non-Executive Directors can be found on our website at www.unilever.com/committees. The Committee proposed the reappointment of all Directors and the Directors were appointed by shareholders by a simple majority vote at the AGMs.

The Committee also recommends to the Boards candidates for election as Chairman and Senior Independent Director/Vice-Chairman. After being reappointed as Non-Executive Director at the 2019 AGMs, Youngme Moon remained the Senior Independent Director/Vice-Chairman. Committee Chairs remained in place with John Rishton as Chair of the Audit Committee, Strive Masiyiwa as Chair of the Corporate Responsibility Committee, Vittorio Colao as Chair of the Compensation Committee and Marijn Dekkers as Chair of the Nominating and Corporate Governance Committee.

Marijn Dekkers decided to stand down as Chairman of the Boards on 12 November 2019. He continued to be a Non-Executive Director and a member of the Compensation Committee and the Nominating and Corporate Governance Committee. Nils Andersen has been appointed Chairman of the Boards, succeeding Marijn Dekkers effective 13 November 2019. Nils stepped down from the Audit Committee and became Chair of the Nominating and Corporate Governance Committee and member of the Compensation Committee. The Board engaged Egon Zehnder as external search consultant. Egon Zehnder does not have other connections with the company or individual directors.

Succession planning and Board changes: In consultation with the Committee, the Boards review the adequacy of succession planning processes and the actual succession planning at Board level.

When recruiting, the Committee will take into account the profile of Unilever’s Boards of Directors set out in ‘The Governance of Unilever’ which is in line with the recommendations of applicable governance regulations and best practice. Pursuant to the profile the Boards should comprise a majority of Non-Executive Directors who are independent of Unilever, free from any conflicts of interest and able to allocate sufficient time to carry out their responsibilities effectively. With respect to composition and capabilities, the Boards should be in keeping with the size of Unilever, its strategy, portfolio, consumer base, culture, geographical spread and its status as a listed company and have sufficient understanding of the markets and business where Unilever is active in order to understand the key trends and developments relevant for Unilever. The objective pursued by the Boards is to have a variety of nationality, race, gender, ethnicity, social background and relevant skills and expertise. It is important that the Boards have sufficient global experience and outlook, and financial literacy. As discussed later in this Report, Unilever currently has diverse Boards in terms of gender and nationality and, as can be seen from the subset of the mapping that this Committee has done of the current Non-Executive Directors’ skills and capabilities on page 49, composition and capabilities in line with our Board profile described above.

2019 appointments: In May 2019 the AGMs resolved to appoint Susan Kilsby as a Non-Executive Director with effect as from 1 August 2019 following the recommendation by the Committee to the Board. She has further strengthened the Boards in the areas of finance and M&A. The Boards engaged MWM Consulting as external search consultant. MWM does not have other connections with the company or individual directors.

At the same AGMs in May 2019, Alan Jope was appointed as Executive Director, after becoming the CEO as per 1 January 2019.

2019 other Board changes: Sadly, on 31 August 2019 Mary Ma unexpectedly passed away. Mary was a highly committed and capable Director and put her expertise and experience at the service of Unilever. Mary will be greatly missed. Her succession will be addressed as part of the Board’s succession planning process described above.

Unilever Leadership Executive (ULE) succession planning and appointment: In consultation with the Committee, the Boards review the adequacy of succession planning processes and the actual succession planning at ULE level. In 2019 the Boards were consulted by the Chief Executive Officer upon the selection criteria (variety of nationality, race, gender, ethnicity, social background and relevant skills and expertise) and appointment procedures for senior management changes.

Diversity Policy

Unilever has long understood the importance of diversity and inclusion within our workforce because of the wide range of consumers we connect with globally. This goes right through our organisation, starting with the Boards. Unilever’s Board Diversity Policy, which is reviewed by the Committee each year, is reflected on our website at www.unilever.com/boardsofunilever. The Boards feel that, while gender, social background and ethnicity are an important part of diversity, Unilever Directors will continue to be selected on the basis of their wide-ranging experience, backgrounds, skills, knowledge and insight.

In 2019 the Committee also reviewed and considered relevant recommendations on diversity and remains pleased that 45% of our Non-Executive Directors are women and that there are nine nationalities represented on the Boards. Further details on our approach to diversity and inclusion as well as gender balance of our workforce can be found on pages 16 and 17.

58	Annual Report on Form 20-F 2019

Governance Report

Corporate Governance Developments

The Committee reviews relevant proposed legislation and changes to relevant corporate governance codes at least twice a year. It carefully considers whether and how the proposed laws/rules would impact upon Unilever and whether Unilever should participate in consultations on the proposed changes. For example, during 2019, developments of the Dutch and the UK Corporate Governance Codes, the EU Shareholders Rights Directive and Boardroom diversity were discussed by the Committee.

Evaluation of the Nominating and Corporate Governance Committee

As part of the Board evaluation carried out in 2019, the Boards evaluated the performance of the Committee. The Committee also carried out an assessment of its own composition and performance in 2019. The Committee members concluded that the Committee is performing effectively.

Nils Andersen

Chair of the Nominating and

Corporate Governance Committee

Laura Cha

Marijn Dekkers

Feike Sijbesma

Annual Report on Form 20-F 2019	59

Directors’ Remuneration Report

Committee members and attendance

Attendance

Vittorio Colao Chair	5/5

Nils Andersen (Member as from 13 November 2019)	1/1

Marijn Dekkers	5/5

Andrea Jung	4/5

Mary Ma (Member until 31 August 2019)	3/4

This table shows the membership of the Committee together with their attendance at meetings during 2019. If Directors are unable to attend a meeting, they have the opportunity beforehand to discuss any agenda items with the Committee Chair. Attendance is expressed as the number of meetings attended out of the number eligible to be attended.

Letter from the Chair

Dear shareholders,

As the Compensation Committee Chair, I am pleased to present Unilever’s Directors’ Remuneration Report (DRR) 2019. In the sections below, I set out remuneration outcomes for 2019 and describe the Committee’s activities in the year.

Business performance and remuneration

2019 has been another year of continuing balance of growth, improved profitability and strong cash generation. This was a solid set of full year results, although the results on growth and margin were short of the mid-point targets set at the start of the year, due to the marked slowdown in some of Unilever’s high growth markets.

The Committee has made various technical adjustments to the way we assess business performance outcomes for the purpose of determining incentive awards as described below. The Committee has carefully assessed these adjustments, to ensure that they make the targets set for incentives not materially easier or more difficult to achieve (see page 62).

Outcomes for 2019 annual bonus

Underlying Sales Growth (USG) in the year was

2.9%, below our par bonus target of 3.3%. This was the result of various challenges including the rapid economic slowdown in South Asia and distributor stock resets and slowing market conditions in West Africa.

Developed markets declined with a volume decrease in Europe due to a strong comparator from hot weather in the previous year. Finally, while there are early signs of improving performance in North America, a full recovery there will take time.

Underlying Operating Margin (UOM) improved by 50bps to 19.1%, delivered through continued cost discipline and robust savings programmes. However, in the fourth quarter price growth decelerated driven by price reductions in India, significantly lower inflation in Turkey and increased promotional spend in Europe. This resulted in a headwind to our margin delivery for the year, resulting in a UOM improvement below our stretching target of 70bps. Strong Free Cash Flow (FCF) excluding taxes paid on disposal of €6.3 billion was achieved in the year driven primarily by underlying profit.

As a result, the final overall outcome for 2019 Annual Bonus was 82% of target. The Committee reviewed this formulaic outcome against the quality of results and determined that it was in line with overall business performance and consequently made no discretionary adjustments. Accordingly, the Committee confirmed a bonus of 82% of target opportunity for both the CEO Alan Jope (resulting in a bonus of 123% of Fixed Pay against a target of 150%), and the CFO Graeme Pitkethly (resulting in a bonus of 98% of Fixed Pay against a target of 120%). Both Directors elected to invest the maximum of 67% of their gross bonus into Unilever shares through the Management Co-Investment Plans (MCIP) (meaning they invested their entire net bonus plus additional personal funds), to be held for a minimum period of four years. Further details are on page 64.

Looking ahead a key focus for 2020 is on growth and in particular delivering ambitious USG aspirations. As a result the bonus for 2020 has a higher weighting of 50% on the USG measure, as disclosed in more detail on page 64.

Outcomes for 2017-2019 GSIP and MCIP

Over the past three years Unilever has delivered consistent top and bottom line growth with USG CAGR of 3.0% and margin improvement at an average of +83 bps per year. Unilever also generated exceptional cumulative operating cash flow of €22.2 billion in the same period and finished 7th out of 19 in our peer group for total shareholder return (TSR). This ranking is based on average share prices over December and so incorporates the impact on Unilever’s share price of the December 2019 sales update announcement. This performance against 2017-2019 targets resulted in an outcome for the Global Share Incentive Plan (GSIP) of 119%. Having confirmed that this outcome reflected the underlying performance of the business over the plan cycle, the Committee confirmed a vesting ratio of 119% (corresponding to 60% of a maximum of 200% for the Executive Directors), as detailed on page 67.

When assessing all incentive outcomes in the round, the Committee considered the disappointing sales performance in the second half of 2019, including the factors behind it and concluded that the pay outcomes reflected this appropriately.

In 2017 we extended the performance period of our MCIP plan from three years to four years. Consequently, there is no MCIP award vesting at the end of 2019.

Engaging with shareholders

At the beginning of the year I spoke with investors to hear their views on the implementation of our remuneration policy, as set out in the DRR 2018, which was received with high levels of support at our AGMs. We subsequently undertook extensive consultation with our investors and their representative bodies to discuss our proposals for the pay of our Executive and Non-Executive Directors (as detailed on page 64), our approach to the Dutch implementation of the European Shareholder Rights Directive (SRD), the adjustments to the targets for our inflight incentive schemes as set out on page 62 and target setting for the 2020 incentives.

I was encouraged that shareholders endorse our approach towards Executive Pay by which we make changes that are aligned with the wider workforce and aim to move the CEO gradually towards the pay level of the market median benchmark, subject to continued good performance. Investors also appreciated our strict approach to target setting and our alignment between pay and strategy, which resulted in a change in weightings for the 2020 annual bonus to reflect management’s focus on delivering growth as a key priority (further detail on page 64). Investors also expressed a wide range of preferences for the performance measures to be used for incentive plans, which the Committee will review in further detail in the context of the upcoming remuneration policy renewal in 2021.

Executive Director Fixed Pay increases

The Committee has approved Fixed Pay increases of 4% for the CEO and 3% for the CFO, effective from 1 January 2020. This is in line with the average increase awarded to the wider Unilever workforce in 2019 of 3.6%. These increases were awarded to recognise the strong leadership of both individuals in 2019, which was Alan Jope’s first year in the CEO role and a year of transformation for Unilever generally. We also wanted to recognise Graeme Pitkethly’s seniority in his role, coming into his 5th year as CFO.

When our CEO Alan Jope was appointed on 1 January 2019 he was appointed with Fixed Pay 14% below that of what the Committee proposed for his predecessor and at the lower quartile of our remuneration benchmarking peer group, despite Unilever being one of the largest companies in this peer group. This positioning was intentional, given Alan’s internal promotion on appointment. However, subject to Alan’s continuing good performance the Committee will, over time, continue to review his Fixed Pay positioning and progress this towards the market median benchmark.

60	Annual Report on Form 20-F 2019

Governance Report

CEO and CFO Target Total Pay p.a.

	Alan Jope CEO €‘000 p.a.		Graeme Pitkethly CFO €‘000 p.a.

	2019	2020	2019	2020

Fixed Pay	1,450	1,508	1,103	1,136

Annual Bonus	2,175	2,262	1,323	1,363

MCIP* Match share award	2,186	2,273	1,330	1,370

Target Total Pay	5,811	6,043	3,756	3,869

Personal MCIP* Investment in	67%	67%	67%	67%
Unilever shares	1,457	1,516	886	913
CEO and CFO Maximum Total Pay p.a.
	Alan Jope CEO €‘000 p.a.		Graeme Pitkethly CFO €‘000 p.a.

	2019	2020	2019	2020

Fixed Pay	1,450	1,508	1,103	1,136

Annual Bonus	3,263	3,393	1,985	2,045

MCIP* Match share award	6,558	6,820	3,990	4,110

Maximum Total Pay	11,271	11,721	7,078	7,291

Personal MCIP* Investment in	67%	67%	67%	67%
Unilever shares	2,186	2,273	1,330	1,370

75% Safeguard Test (‘Handbrake’)**	8,816	9,168	5,584	5,752

The figures in these tables are calculated pursuant to UK requirements.
*	MCIP at maximum (67%) investment of bonus.
**

If the result of combined annual bonus and MCIP performance outcomes exceeds 75% of the maximum total opportunity (excluding the effect of share price change and dividends on share awards) the Committee will review the quality and sustainability of underlying performance and may apply its discretion to reduce or cap the MCIP performance outcome applicable to the Executive Directors.

Fees for Non-Executive Director roles

During the year Chairman and Non-Executive Director fees were reviewed. No Director was involved in deciding their own pay. Independent benchmarking shows that some of the roles are paid below market median rates, despite Unilever’s scale and complexity significantly exceeding the median for the peer group. In addition, the time commitments of certain roles have increased due to further expansion of tasks and the constantly evolving regulatory framework. Following this review an increase was approved of GBP 25,000 for the Chairman’s all inclusive fee, and an increase of GBP 3,000 for the members of the Audit Committee and the Compensation Committee. The basic Non- Executive Director fee remains unchanged. Further details can be found on page 71.

Unilever’s remuneration policy

The Netherlands has implemented the SRD with effect from 2020. Unilever is pleased to see these new reporting requirements which more closely align the Dutch regulations with what we already report under the UK regulations and the UK Corporate Governance Code. Key provisions of the SRD were already in place at Unilever including an annual advisory vote on the implementation of our remuneration policy for NV shareholders. Earlier in the year we were pleased to see the high levels of support we received from investors at our 2019 AGMs: PLC 95.62% and NV 96.92% in favour of the remuneration report.

During 2019 the Committee assessed our remuneration policy for compliance to the SRD. We believe that our policy already complies with the SRD’s requirements. As such, we will next put the policy to a vote at both the PLC and NV AGMs in 2021. This enables us to maintain the three-year cycle for renewal of the remuneration policy, as required under UK regulations and permitted under Dutch regulations and ensures there is continuous alignment between PLC and NV shareholder approval in the same year. I’d like to take this opportunity to provide more details than previously with reference to the SRD requirement implemented in the Netherlands to state how we have taken into account the views of employees and the level of support in society. See page 62.

In the forthcoming financial year we will continue to implement the approved remuneration policy. We will also continue to embed our executive remuneration arrangements across our entire management population worldwide in line with the New Reward Framework, adopted in 2018 for our Executive Directors. This implementation has been working successfully and has resulted in strong levels of participation in MCIP through which long-term personal commitment through share ownership drives reward at Unilever. The Committee will further review progress ahead of the remuneration policy renewal at the 2021 AGMs to ensure the new policy continues to align the interests of our wide range of stakeholders and supports the delivery of the new Compass (see page 9), including short and long-term performance and value creation (see ‘How we take into account the views of employees and the level of support in society’ in this letter).

Engaging with employees

As announced last year the Boards decided to share the responsibility for workforce engagement among all Non-Executive Directors to ensure that all Directors have a collective responsibility for bringing employee views into relevant board discussion. See page 48 for a summary of the discussions that took place in 2019. I also communicated to all employees to provide an update of Unilever’s Executive Directors’ remuneration, highlighting how this aligns with employees’ remuneration and with our medium and long-term purpose and strategy.

Implementation report

The annual report on remuneration overleaf describes the 2019 remuneration as well as the planned implementation of the remuneration policy in 2020 and our remuneration decisions for 2020. Both PLC and NV shareholders will have an advisory vote on the implementation of our remuneration policy at the 2020 AGMs.

On behalf of the Committee and the entire Board, I thank all shareholders and their representatives for the constructive engagement in 2019.

Vittorio Colao

Chair of the Compensation Committee

Annual Report on Form 20-F 2019	61

Directors’ remuneration report continued

   How we take into account the views of employees and the level of support in society

Through the Unilever Sustainable Living Plan (USLP), and our values of integrity, respect, responsibility and pioneering, Unilever has already established a strong multi-stakeholder model and a track record of taking societal considerations into account in everything we do. Unilever is committed to demonstrating that our purpose-led, future-fit business model drives superior performance, which protects our consumers, customers, employees, society, planet and shareholders.

Fairness in the workplace is a core pillar of the USLP and incorporates our Framework for Fair Compensation. As part of our Framework’s living wage element, we are committed to pay a living wage to all our direct employees. We are already paying at or above a certified living wage in most places and are actively working through the small number of remaining issues which are in areas with complex pay arrangements. Further detail can be found on page 17. The living wage principle is also endorsed as good practice in Unilever’s Responsible Sourcing Policy. The Committee already upholds its obligation under Section 172 of the UK Companies Act 2006 (see page 12) to consider the impact of what we do on our multiple stakeholders. These considerations shape the way the Committee looks at pay and sets pay rates for our Executive and Non-Executive Directors relative to our wider workforce.

In establishing the New Reward Framework, Unilever took into account feedback on reward from employees, both through formal surveys and in focus groups. Having been introduced to the principles driving the New Reward Framework, employees consulted said they felt more aligned with Unilever’s strategy and the owner’s mentality than with previous frameworks. Through this exercise we also learned that more junior employees would appreciate a softening of the current hard link between bonus and MCIP to allow them to invest some of their Fixed Pay into MCIP rather being able to invest only from bonus. The Committee will take this feedback into account for the remuneration policy renewal at the 2021 AGMs.

Also, in 2019 the Committee followed up with two sessions on Workforce Pay to understand the remuneration structures and policies in place for the broader employee population. The Committee takes this context, together with the external climate, into account when making decisions on executive pay. The Committee was also pleased to see an uplift in response to the UniVoice employee engagement survey, which gives employees the opportunity to provide feedback and express their views on a variety of topics, including pay.

Finally, with the introduction of the Sustainability Progress Index as a 25% performance metric in our MCIP in 2017, we have further strengthened the linkage between our remuneration policy and Unilever’s identity, values, mission and contribution made to society. These considerations have been integrated further in our new Unilever Compass: Purpose-Led, Future-Fit (to be released in 2020). You can find the remuneration policy at the link below and more on the Unilever Compass on page 9.

www.unilever.com/remuneration-policy

Technical adjustments

Underlying sales growth methodology

During 2019 Unilever updated its definition of USG to change the way we take into account hyperinflationary economies.

Previously our definition of USG excluded the impact of all price growth from countries where the impact of consumer price inflation rates had escalated to extreme levels (currently Argentina, Venezuela and Zimbabwe). After a full year of hyperinflationary conditions in Argentina, one of our larger markets, it became clear that these conditions would persist for some time. As a result, the definition has been updated so that a normalised level of price growth will be included in USG for hyperinflationary countries, which will be capped at an annual rate that is equivalent to approximately 2% per month compounded. This cap is derived from one of the indicators of hyperinflation cited in IAS 29 and ensures that any price growth above this level will be excluded from USG. The new USG definition better reflects Unilever’s normal pricing actions, distinct from those taken to respond to hyperinflationary conditions.

The Committee determined to make the same change to USG for incentive purposes so that the incentive outcomes align fully with our reported results. As a result, the USG target in our 2019 annual bonus was increased from 3.0% to 3.3%. Prior year numbers have also been restated as per our announcement in September 2019, when calculating the multi-year USG growth in our inflight long-term incentive plans.

IFRS 16 ‘leases’: adjustments to inflight incentive plans

The Committee has made a formulaic, technical adjustment to reflect the implementation of IFRS 16 ‘Leases’. In 2019 the Group adopted IFRS 16, a new accounting standard which replaced the existing accounting standard for leases. The standard changes the recognition, measurement, presentation and disclosure of leases. The standard has no impact on the cash flows of the Group. However, the standard requires lease payments to be split between capital repayments and interest and therefore impacts various cash flow subtotals. The result of adopting IFRS 16 has benefited our measure of FCF as well as Cumulative Operating Cash flow as defined for the GSIP. As such, the Committee has reflected the benefit of IFRS 16 in the 2019 Annual Bonus target originally set for FCF by increasing the target range from €4.2 billion-€6.2 billion to €4.7 billion-€6.7 billion.

The Committee has also reflected the benefit for the year 2019 in the 2017-2019 GSIP target for Cumulative Operating Cash flow which has resulted in an increase in the target range from €16.5 billion-€21.5 billion to €17.1 billion-€22.1 billion. For the 2018-2020 GSIP this resulted in an increase in the target range from €19 billion-€24 billion to €20.2 billion-€25.2 billion. In addition, upon adoption of IFRS 16 the Group recognised leases on the balance sheet with a right-of-use asset and related lease liability. This has resulted in an increase to property, plant and equipment, and thus invested capital, which is used to calculate Return on Invested Capital (ROIC). To reflect the impact of the new accounting standard, the Committee has adjusted the ROIC target ranges set for the 2017-2020 and 2018-2021 MCIP to include the dilutive effect of IFRS 16.

These are all formulaic adjustments which fully reflect the change in accounting standard.

Impact of Horlicks acquisition on inflight MCIP awards

The Committee set long-term incentive plan targets assuming there will be a certain level of M&A each year. However, the acquisition of the Health Food Drinks portfolio from GlaxoSmithKline, including the Horlicks and Boost brands, is significantly larger than the ‘bolt-on’ M&A investment strategy included in the original target assumptions. Therefore, the

Committee reviewed the estimated impact of the Horlicks acquisition across all performance measures for all inflight long-term incentive plans to ensure they remain appropriate.

The Horlicks acquisition is expected to have a positive impact on underlying Earnings per Share (EPS) growth and a negative impact on ROIC. The Committee determined to adjust relevant inflight targets to adjust for the estimated positive and negative impacts of this acquisition to ensure that management are not unfairly penalised or rewarded for this acquisition. The like-for-like adjustment has the effect of reducing the ROIC targets and increasing the EPS targets. The Committee also wanted to ensure that management are incentivised for the successful implementation of this acquisition and therefore determined that adjusting targets at this stage is a more effective approach than adjusting outcomes to remove the impact of the acquisition at the time the awards vest.

The Committee took into account the estimated impact of the Horlicks acquisition in setting performance targets for 2019-2022 MCIP. However, the consideration for the acquisition is predominantly in shares in Hindustan Unilever Limited (HUL) and the share price movement of HUL since the announcement of the acquisition will have a significant impact on ROIC in 2019- 2022. Accordingly, the Committee reduced the ROIC target for MCIP 2019-2022 to reflect this impact as per the share price of HUL on 20 February 2020. The adjusted targets for all inflight long-term incentive plans are set out below. The committee will review again the impact of the share price of HUL at deal completion and will evaluate if any re-alignment of targets will be necessary. Disclosure of the final targets will be posted at:

www.unilever.com/investor-relations/agm-and-corporate-governance/other-governance-information/remuneration

62	Annual Report on Form 20-F 2019

Governance Report

Adjusted performance ranges for inflight MCIP/GSIP plans, following the adjustments explained on page 62 (see page 68 for the changes for MCIP 2019-2022).

2017-2020 MCIP

Annual Report on Form 20-F 2019	63

Directors’ remuneration report continued

Annual report on remuneration

This section sets out how Unilever’s remuneration policy (which was approved by shareholders at the May 2018 AGMs and is available on our website) was implemented in 2019, and how it will be implemented in 2020.

www.unilever.com/remuneration-policy

Implementation of the remuneration policy for Executive Directors

The remuneration of our Executive Directors was set in line with the principles for remuneration of the Group. Reward should support our business strategy and should be sufficient to attract and retain high-performing individuals without paying more than necessary. Being able to share in the success of Unilever is important across the workforce. The Executive Directors, other members of the ULE and most Unilever employees are rewarded on the basis of the same performance measures for the annual bonus. This helps drive a shared culture and alignment with Unilever’s purpose, strategy and values and allows employees to share in the same success as the most senior employees in Unilever. In addition, all of our management are invited to participate in the MCIP on similar terms to the conditions that apply to the Executive Directors. Further, all our other employees can participate in our ‘buy three, get one for free’ SHARES plan to drive an owner’s mentality throughout the organisation.

The CEO and CFO have the highest proportion of variable pay as they have the highest levels of responsibility. In addition, other employees’ bonuses are also determined by their individual performance whilst the CEO and CFO have no personal performance multiplier, thus making Unilever and Executive Director performance intrinsically connected.

Elements of remuneration
Fixed Pay

Purpose and link to strategy	Supports the recruitment and retention of Executive Directors of the calibre required to implement our strategy. Reflects the individual’s skills, experience, performance and role within the Group. Provides a simple competitive alternative to the separate provision of salary, fixed allowance and pension.

At a glance	Details of the rationale for our Executive Directors’ Fixed Pay amounts can be found on page 60.

Implementation in 2019	Effective from January 2019: • CEO: €1,450,000
	•	CFO: €1,102,874

Planned for 2020	Effective from January 2020: • CEO: 4% increase to €1,508,000
	•	CFO: 3% increase to €1,135,960

The Fixed Pay increase for Alan is slightly higher than the 3.6% increase for the wider workforce to reflect his performance and progression in role and conservative positioning against market on appointment. The Fixed Pay increase for Graeme is slightly below that provided to the wider workforce

Annual Bonus

Purpose and link to strategy	Incentivises year-on-year delivery of rigorous short-term financial, strategic and operational objectives selected to support our annual business strategy and the ongoing enhancement of shareholder value.

The ability to recognise performance through an annual bonus enables us to manage our cost base flexibly and react to events and market circumstances.

At a glance	•	Target annual bonus of 150% of Fixed Pay for the CEO and 120% of Fixed Pay for the CFO.
	•	Business Performance Multiplier of between 0% and 150% based on achievement against business targets over the year.
	•	Performance target ranges are considered to be commercially sensitive and will be disclosed in full with the corresponding performance outcomes retrospectively following the end of the relevant performance year.
	•	Maximum annual bonus is 225% of Fixed Pay for the CEO and 180% for the CFO.
	•	Subject to ultimate remedy/malus and claw-back provisions.

Implementation in 2019	Implemented in line with the 2018 remuneration policy, with performance measures weighted as follows: • Underlying Sales Growth: 1/3
	•	Underlying Operating Margin Improvement: 1/3
	•	Free Cash Flow Growth: 1/3

Planned for 2020	The performance measures for 2020 will remain the same; however, the weight attached to each performance measure will change to reflect management’s focus on delivering growth as a key priority for 2020:
	•	Underlying Sales Growth: 50%
	•	Underlying Operating Margin Improvement: 25%
	•	Free Cash Flow Growth: 25%

Long-term Incentive (MCIP)

Purpose and link to strategy	The MCIP encourages senior management to invest their own money into Unilever shares, aligning their interests with shareholders by focusing on the sustained delivery of high performance results over the long term.

At a glance	•	Executive Directors are required to invest a minimum of 33% and a maximum of 67% of their bonus into MCIP. Investment is made out of after tax income, so investing 67% of gross bonus would require an investment of more than the total net bonus received.
	•	Matching shares are awarded based on performance up to a maximum of 3 x matching shares.
	•	MCIP award to be made on 24 April 2020, vesting 15 February 2024 (with a requirement to hold vested matching shares for a further one-year retention period).
	•	Alan Jope and Graeme Pitkethly both elected to invest the maximum value of their 2019 bonus into MCIP investment shares, giving a maximum value from the matching shares for the CEO of €3,584,835 and for the CFO of €2,181,308.
	•	Subject to ultimate remedy/malus and claw-back provisions.

64	Annual Report on Form 20-F 2019

Governance Report

Elements of remuneration

Implementation in 2019	No vesting of MCIP shares due to the extension in performance period following the approval of the remuneration policy. Details of the 2019 MCIP awards can be found on page 68.

Performance update on Sustainability Progress Index (SPI) for MCIP year 2019 (based on 2018 USLP performance):

The SPI is a two-fold assessment by the Corporate Responsibility Committee and the Compensation Committee that captures quantitative and qualitative elements (see page 57). For 2019, the Corporate Responsibility Committee and Compensation Committee agreed a framework for SPI assessment for the 2018 performance year that captures the breadth and depth of the USLP in relation to a number of key performance indicators (KPIs). These KPIs illustrate how Unilever aims to address a number of its principal risks such as brand preference, climate change, supply chain and ethics (see Our risks on page 35).

The Committees reviewed qualitative and quantitative progress across each category and delivery against the KPIs. The Committees agreed on a SPI achievement level against the KPI taking into account performance across the entire SPI Category.

The assessment of the Committees is summarised in the following table:

	USLP Big Goal (see page 22)/ SPI Category		KPIs	SPI Category Assessment

	1)	Health & Wellbeing	Dove: Help young people build up positive body confidence and self-esteem through educational programmes.	Over-achieved

	2)	Environmental Impact	CO2: Reduce emissions from energy from factories per tonne of production.	Over-achieved

	3)	Enhancing Livelihoods	Responsible Sourcing Policy (RSP): Source our procurement spend from suppliers meeting the mandatory requirements of the RSP.	Achieved
			Accident Rate: Reduce the total recordable frequency rate (TRFR) for accidents in factories and offices.	Achieved

	4)	Transformational Change	Sustainable Palm Oil: Purchase crude palm oil from physically certified sustainable sources by 2019.	Over-achieved

	5)	Ratings & Rankings	Achieve top ratings in a range of leading sustainability rankings and indices.	Achieved

	Overall SPI Outcome			125%

The Committee’s annual SPI ratings will be tallied as an average SPI index for each four-year MCIP performance period.

Planned for 2020	Performance conditions are assessed over a four-year period. The performance conditions and target ranges for 2020 awards under MCIP will be as follows:

MCIP 2020 awards – 2023 awards

* SPI for MCIP year 2020: Plastic packaging will be an additional KPI for the 2019 performance on USLP (2020 SPI).

Performance at threshold results in no matching shares being awarded, target performance results in an award of 1.5 x matching shares, up to a maximum award of 3 x matching shares, with straight-line vesting between threshold and maximum. Participants are required to hold all their own investment shares and remain employed by Unilever for the duration of the relevant performance period.

The USG targets have increased by +50bps p.a. which reflect our continued top line growth ambitions.

The ROIC targets are set taking into account both IFRS 16 and the Horlicks acquisition, as disclosed elsewhere on page 62.

The target range for Underlying Earnings Per Share Growth has been reduced by 2% at the top end from the MCIP 2019-2022 cycle. When setting this target, the Committee believe that delivering 8% CAGR in EPS over the next four years would be an exceptional achievement and is a suitable stretch target. This target assumes a stronger Underlying Sales Growth performance, a more moderate benefit from operating leverage than seen in prior years as we reach our strategic margin ambition, and continues to reflect the increasing effect of exchange rate volatility in delivering current currency Underlying EPS growth over a four-year plan cycle. Historically FX has been a headwind on EPS, and unlike some peers our EPS targets are not adjusted to remove FX impacts. We also wish to reiterate that our MCIP plan pays out at 0% for threshold performance, with a straight-line vesting schedule up to maximum. Considering these factors in the round the Committee believe a target of 5% CAGR and a stretch of 8% CAGR to be appropriate.

In addition to the three elements mentioned above, our Executive Directors are provided with non-monetary benefits to aid attraction and retention. These include medical insurance cover, actual tax return preparation costs and provision of death-in-service benefits and administration.

Annual Report on Form 20-F 2019	65

Directors’ remuneration report continued

Ultimate remedy/malus and claw-back

Grants under MCIP and the legacy GSIP are subject to ultimate remedy as explained in the remuneration policy. Malus and claw-back apply to all performance-related payments as explained in the remuneration policy.

In 2019, the Committee did not reclaim or claw back any of the value of awards of performance-related payments to current or former Executive Directors.

Single figure of remuneration and implementation of the remuneration policy in 2019 for Executive Directors

The table below shows a single figure of remuneration for each of our Executive Directors for the years 2018 and 2019.

	Alan Jope CEO(a) (€’000)					Graeme Pitkethly CFO (€’000)
	2019		Proportion of Fixed and Variable Rem	2018	Proportion of Fixed and Variable Rem	2019	Proportion of Fixed and Variable Rem	2018	Proportion of Fixed and Variable Rem

(A) Fixed Pay (b)	1,450			N/A		1,103		1,058

Total Fixed Pay	1,450			N/A		1,103		1,058

(B) Other Benefits	41			N/A		27		26

Fixed Pay & Benefits sub total	1,491		30.5%	N/A	N/A	1,130	26.0%	1,084	21.5%

(C) STI: Annual Bonus	1,784			N/A		1,085		1,006

(D) LTI: GSIP Performance Shares	1,619	(d)		N/A		2,132		2,267

LTI: MCIP Match Shares(c)	N/A			N/A		N/A		683

Variable Remuneration sub total	3,403		69.5%	N/A	N/A	3,217	74.0%	3,956	78.5%

LTI Sub total	1,619			N/A		2,132		2,950

Total Remuneration - (Required by UK Law) (A+B+C+D)	4,894			N/A		4,347		5,040

(E) Share awards (required by Dutch law)	1,244			N/A		1,522		1,774

Total Remuneration - (Required by Dutch Law) (A+B+C+E)	4,519			N/A		3,737		3,864

(a)

Alan Jope was appointed CEO as from 1 January 2019, but only became an Executive Director on 2 May 2019 at the close of the AGMs. However, for comparison purposes going forward, we disclose his remuneration for the full 2019 year.

(b)	From May 2018 Fixed Pay replaces salary, fixed allowance and pensions following the implementation of our new Reward Framework for our Executive Directors.
(c)	In 2017 we extended the performance period of our MCIP plan from 3 years to 4 years, as such there was no MCIP vesting at the end of 2019.
(d)

Alan Jope’s GSIP values in the above single figure table include GSIP performance shares previously granted to him in 2017 before his appointment as an Executive Director, and include tax and social security.

Where relevant, amounts for 2019 have been translated into euros using the average exchange rate over 2019 (€1 = £0.8799), excluding amounts in respect of GSIP calculated for UK purposes, which have been translated into euros using the exchange rate at vesting date of 13 February 2020 (€1 = £0.8390). Amounts for 2018 have been translated into euros using the average exchange rate over 2018 (€1 = £0.8835), excluding amounts in respect of MCIP and GSIP calculated for UK purposes, which have been translated into euros using the exchange rate at vesting date of 11 February 2019 (€1 = £0.8784).

We do not grant our Executive Directors any personal loans or guarantees.

Elements of single figure remuneration 2019

(A) Fixed Pay

Fixed Pay set in euros and paid in 2019: CEO – €1,450,000 CFO – €1,102,874

(B) Other benefits

For 2019 this comprises:

	Alan Jope CEO (€)(a)	Graeme Pitkethly CFO (€)(a)

	2019	2019
Medical insurance cover and actual tax return preparation costs	25,816	17,754

Provision of death-in-service benefits and administration	14,941	9,493
Total	40,757	27,247

(a)	The numbers in this table are translated where necessary using the average exchange rate over 2019 of €1 = £0.8799.

(C) Annual bonus

Annual bonus 2019 actual outcomes: CEO – €1,783,500 (which is 55% of maximum, 123% of Fixed Pay). CFO – €1,085,228 (which is 55% of maximum, 98% of Fixed Pay).

Annual bonus measures are not impacted by share price growth.

66	Annual Report on Form 20-F 2019

Governance Report

(C) Annual bonus continued

The annual bonus includes cash and the portion of annual bonus that Executive Directors have indicated will be re-invested in shares under the MCIP (satisfying the requirement to invest at least 33%). See below for details. Performance measure ranges have been adjusted to reflect the adjustments made by the Committee highlighted on page 62 in the Committee’s Chair letter. Performance against targets:

Further details of the annual bonus outcomes are described in the Committee’s Chair letter on page 60. The calculated pay-out for Unilever’s 2019 performance ratio of 82% was endorsed by the Committee as representing a balanced assessment of underlying performance of the business.

(D) GSIP – UK law requirement

2019 Outcomes

This includes GSIP performance shares (operated under the Unilever Share Plan 2017) granted on 13 February 2017, based on performance in the three-year period to 31 December 2019, which vested on 13 February 2020.

The values included in the single figure table for 2019 are calculated by multiplying the number of shares granted on 13 February 2017 (including additional shares in respect of accrued dividends through to 31 December 2019) by the level of vesting (119% of target award) and the share price on the date of vesting (NV €54.70 and PLC £46.12, NV NY $59.45 and PLC ADR $60.53). These have been translated into euros using the exchange rate on the date of vesting (€1 = £0.8390 and €1 = $1.0877).

Performance measure ranges have been adjusted to reflect the adjustments made by the Committee highlighted on page 62 of the Committee’s Chair letter. Performance against targets:

(a)

For the relative TSR measure, Unilever’s TSR is measured against a comparator group of other consumer goods companies. TSR measures the return received by a shareholder, capturing both the increase in share price and the value of dividend income (assuming dividends are reinvested). The TSR results are measured on a common currency basis to better reflect the shareholder experience. The current TSR peer group consists of 18 companies (19 including Unilever) as follows: Avon, Beiersdorf, Campbell Soup, Coca-Cola, Colgate-Palmolive, Danone, General Mills, Estée Lauder, Henkel, Kao, Kellog’s, Kimberly-Clark, L’Oréal, Nestlé, PepsiCo, Procter & Gamble, Reckitt Benckiser, Shiseido. The Committee may change the TSR vesting levels set out above if the number of companies in the TSR comparator group changes (eg via M&A activity etc).

Further details of the GSIP outcomes are described in the Committee’s Chair letter on page 60.

On the basis of this performance, the Committee determined that the GSIP awards to the end of 2019 will vest at 119% of initial target award levels (i.e. 60% of maximum for GSIP).

Annual Report on Form 20-F 2019	67

Directors’ remuneration report continued

(D) GSIP – UK law requirement continued

(a)	The conditional number of shares awarded (including decimals) at the share price on the award date.
(b)	The business performance ratio applied to the original conditional share award (including decimals) at the share price on the award date.
(c)	The dividends accrued on the original conditional share award (including decimals) at the share price on the award date.
(d)

The nominal movement in share price between the award date and the vesting date applied to the original conditional share award plus accrued dividends (including decimals) multiplied by the business performance ratio.

(e)

The final value of the award on the vesting date using the average exchange rate over 2019 of €1 = £0.8799 and €1= $1.1203. The actual number of vested shares can be found on page 69. The share values for Alan Jope are grossed up for tax and social security.

(E) Share Awards- Dutch law requirement

As per the Dutch requirements, these costs are non-cash costs and relate to the expenses recognised for the period following IFRS 2. This is based on share prices on grant dates and a 98% adjustment factor for GSIP shares awarded in 2018, 2017 and 2016. For MCIP shares awarded in 2019, 2018 and 2017, there has been no adjustment factor applied.

Scheme interests awarded in the year

MCIP Plan Conditional matching share award made on 23 April 2019

Basis of award	Based on the level of 2018 annual bonus paid in 2019 invested by the CEO and CFO. The following numbers of matching shares were awarded on 23 April 2019 (vesting on 9 February 2023)(a):

CEO:
• PLC – 0
• NV – 16,668

CFO:
• PLC – 19,196
• NV – 0
Maximum vesting results in 200% of the above awards vesting.

Maximum face value	• CEO: €1,748,991(b)
of awards	• CFO: €1,975,705(b)

Threshold vesting (% of target award)	Four equally weighted long-term performance measures. 0% of the target award vests for threshold performance.

Performance period	1 January 2019 – 31 December 2022 (with a requirement to hold vested matching shares for a further one-year retention period).

Details of performance measures	Performance measure ranges have been adjusted to reflect the adjustments made by the Committee highlighted on page 62 of the Committee’s Chair letter:
MCIP 2019 – 2022 awards

(a)

Under MCIP, Executive Directors invest in NV or PLC shares, and receive a corresponding number of performance-related matching shares. On 23 April 2019, the CEO and the CFO invested the maximum value of their 2018 annual bonus in MCIP investment shares (Alan Jope elected to receive NV shares only and Graeme Pitkethly elected to receive PLC shares only, in line with the share choice provisions in operation at the time).

(b)

Face values are calculated by multiplying the number of shares granted on 23 April 2019 (including decimals) by the share price on that day of PLC £45.28 and NV €52.47 respectively, assuming maximum performance and therefore maximum vesting of 200% for MCIP and then translating into euros using an average exchange rate over 2019 of €1 = £0.8799.

68	Annual Report on Form 20-F 2019

Governance Report

Minimum shareholding requirement and Executive Director share interests

The remuneration arrangements applicable to our Executive Directors require them to build and retain a personal shareholding in Unilever within five years of their date of appointment to align their interests with those of Unilever’s shareholders. Incoming Executive Directors will be required to retain all shares vesting from any share awards made since their appointment until their minimum shareholding requirements have been met in full.

The table below shows the Executive Directors’ share ownership against the minimum shareholding requirements as at 31 December 2019 and the interest in NV and PLC ordinary shares of the Executive Directors and their connected persons as at 31 December 2019.

When calculating an Executive Director’s personal shareholding the following methodology is used:

•	Fixed Pay at the date of measurement.
•

Shares in either PLC or NV (or a combination of both) will qualify provided they are personally owned by the Executive Director, by a member of his (immediate) family or by certain corporate bodies, trusts or partnerships as required by law from time to time (each a ‘connected person’).

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

Executive Directors are required to hold shares to the value of 100% of their shareholding requirement for 12 months post cessation of employment at Unilever, and 50% of these shares for 24 months post cessation of employment with Unilever. ULE members are required to build a shareholding of 400% of Fixed Pay (500% for the CEO). This requirement is 150% of Fixed Pay for the ‘Top 75’ management layer below ULE.

Executive Directors’ and their connected persons’ interests in shares and share ownership

	Share ownership guideline as % of Fixed Pay (as at 31 December 2019)			Shares held as at				Shares held as at
				1 January 2019(b)				31 December 2019(b)
		Have guidelines been met (as at 31 December 2019)	Actual share ownership as a % of Fixed Pay (as at 31 December 2019)(a)	NV	PLC	NV NY	PLC ADR	NV	PLC	NV NY	PLC ADR

CEO: Alan Jope	500%	Yes	775%	0	0	129,561	44,534	11,112	0	151,141	49,197
CFO: Graeme Pitkethly	400%	Yes	740%	35,340	73,495	0	0	39,535	114,355	0	0

(a)

Calculated based on the minimum shareholding requirements and methodology set out above and the headline Fixed Pay for the CEO and CFO as at 31 December 2019 (€1,450,000 for the CEO and €1,102,874 for the CFO).

(b)	NV shares are ordinary €0.16 shares and PLC shares are ordinary 3 1/9p shares.

During the period between 31 December 2019 and 20 February 2020, the following changes in interests have occurred:

•	Graeme Pitkethly purchased 5 PLC shares under the PLC ShareBuy Plan: 3 on 9 January 2020 at a share price of £42.74, and a further 2 on 10 February 2020 at a share price of £46.61; and
•	as detailed under headings (D) on page 67, on 13 February 2020:
•	Alan Jope acquired 13,988 NV NY shares following the vesting of his 2017 GSIP award; and
•	Graeme Pitkethly acquired 36,988 PLC shares following the vesting of his 2017 GSIP award.

The voting rights of the Directors (Executive and Non-Executive) and members of the ULE who hold interests in the share capital of NV and PLC are the same as for other holders of the class of shares indicated. As at 20 February 2020 none of the Directors’ (Executive and Non-Executive) or other ULE members’ shareholdings amounted to more than 1% of the issued shares in that class of share. All shareholdings in the table above are beneficial. On page 51 the full share capital of NV and PLC has been described. Page 103 and 104 set out how many shares Unilever held to satisfy the awards under the share plans.

Information in relation to outstanding share incentive awards

As at 31 December 2019, Alan Jope held awards over a total of 53,314 shares which are subject to performance conditions, and Graeme Pitkethly held awards over a total of 115,708 shares which are subject to performance conditions. There are no awards of shares without performance conditions and no awards in the form of options.

Annual Report on Form 20-F 2019	69

Directors’ remuneration report continued

Management Co-Investment Plan

The following conditional shares vested during 2019 or were outstanding at 31 December 2019 under the MCIP:

		Balance of conditional shares at January 2019	Conditional shares awarded in 2019(a)					Balance of conditional shares at 31 December 2019
	Share type	No. of shares	Performance period 1 January 2019 to 31 December 2022	Price award	Dividend shares accrued during the year(d)	Vested in 2019(e)	Price at vesting	Additional shares earned in 2019(f)	No. of shares

	NV	0	16,668	€52.47	382	0		0	17,050

	NV NY	27,241(b)	0		735	4,489	$54.73	1,088	24,575

Alan Jope	PLC ADR	3,403(b)	0		0	4,492	$54.00	1,089	0

	NV	23,739(c)	0		566	7,057	€48.55	1,711	18,959

Graeme Pitkethly	PLC	23,819(c)	19,196	£45.28	1,005	7,118	£42.06	1,726	38,628

(a)

On 23 April 2019, Alan Jope and Graeme Pitkethly each invested in MCIP the maximum value of their annual bonus earned during 2018 and paid in 2019, and received a corresponding award of 1.5 x matching shares (which will vest, subject to performance, on 9 February 2023). Alan Jope chose to receive NV shares, and Graeme Pitkethly chose to receive PLC shares.

(b)

This includes grants that were made to Alan Jope before his appointment as CEO as per 1 January 2019, being a grant of 3,123 of each NV NY and PLC ADR shares made on 11 February 2016 (which vested on 11 February 2019), a grant of 8,607 NV NY shares made on 17 May 2017 (vesting on 16 February 2021), a grant of 14,454 NV NY shares made on 23 April 2018 (vesting on 16 February 2022), and 1,057 NV NY shares and 280 PLC ADR shares from reinvested dividends accrued in prior years in respect of awards.

(c)

This includes a grant of 4,912 of each NV and PLC shares made on 11 February 2016 (which vested on 11 February 2019), a grant of 5,423 of each NV and PLC shares made on 17 May 2017 (vesting on 16 February 2021), a grant of 12,408 of each NV and PLC shares made on 3 May 2018 (vesting on 16 February 2022), and 996 NV shares and 1,076 PLC shares from reinvested dividends accrued in prior years in respect of awards.

(d)	Reflects reinvested dividend equivalents accrued during 2019 and subject to the same performance conditions as the underlying matching shares.
(e)	The 11 February 2016 grant vested on 11 February 2019 at 132% for both Alan Jope and Graeme Pitkethly.
(f)	This includes the additional shares earned and accrued dividends as result of a business performance multiplier on vesting above 100%.

Global Share Incentive Plan

The following conditional shares vested during 2019 or were outstanding at 31 December 2019 under the GSIP:

		Balance of conditional shares at January 2019 (a)				Balance of conditional shares at 31 December 2019

	Share type	No. of shares	Dividend shares accrued during the year(d)	Vested in 2019(e)	Price at vesting	Additional shares earned in 2019(f)	No. of shares

	NV NY	12,038(b)	175	8,409	$54.73	2,038	5,842

Alan Jope	PLC ADR	12,048(b)	174	8,416	$54.00	2,041	5,847

	NV	45,883(c)	866	23,413	€48.55	5,675	29,011

Graeme Pitkethly	PLC	46,130(c)	870	23,615	£42.06	5,725	29,110

(a)	In accordance with the remuneration policy adopted by shareholders in May 2018 no GSIP award has been granted after 2018.
(b)

This includes grants that were made to Alan Jope before his appointment as CEO as per 1 January 2019, being a grant of 5,851 of each NV NY and PLC ADR shares made on 11 February 2016 (which vested on 11 February 2019), a grant of 5,370 of each NV NY and PLC ADR shares made on 13 February 2017 (which vested on 13 February 2020), and 817 NV NY and 827 PLC ADR shares from reinvested dividends accrued in prior years in respect of awards.

(c)

This includes a grant of 16,297 of each NV and PLC shares made on 11 February 2016 (which vested on 11 February 2019), a grant of 14,171 of each NV and PLC shares made on 13 February 2017 (which vested on 13 February 2020), a grant of 12,772 of each NV and PLC shares made on 16 February 2018 (vesting 17 February 2021), and 2,643 NV shares and 2,890 PLC shares from reinvested dividends accrued in prior years in respect of awards.

(d)	Reflects reinvested dividend equivalents accrued during 2019, subject to the same performance conditions as the underlying GSIP shares.
(e)

The 11 February 2016 grant vested on 11 February 2019 at 132% for both Alan Jope and Graeme Pitkethly. In accordance with Unilever’s existing remuneration policy, Executive Directors are able to choose whether they receive any shares due to vest under GSIP in PLC or NV shares or an equal number of shares in each. Alan Jope chose to receive NV shares. Therefore, upon vesting, his 11 February 2016 PLC ADR award was cancelled and converted and delivered to him as 8,511 NV NY shares (resulting in a total vesting for the 11 February grant of 16,920 NV NY shares). Graeme Pitkethly chose to receive PLC shares. Therefore, upon vesting, his 11 February 2016 NV award was cancelled and converted and delivered to him as 23,114 PLC shares, (resulting in a total vesting for the 11 February grant of 46,729 PLC shares).

(f)	This includes the additional shares earned and accrued dividends as result of a business performance multiplier on vesting above 100%.

Executive Directors’ service contracts

Starting dates of our Executive Directors’ service contracts:

•   Alan Jope: 1 January 2019 (signed on 5 March 2019); and

•   Graeme Pitkethly: 1 October 2015 (signed on 16 December 2015).

Service contracts are available to shareholders to view at the AGMs or on request from the Group Secretary, and can be terminated with 12 months’ notice from Unilever or six months’ notice from the Executive Director. A payment in lieu of notice can be made of no more than one year’s Fixed Pay and other benefits. Other payments that can be made to Executive Directors in the event of loss of office are disclosed in our remuneration policy which is available on our website.

www.unilever.com/remuneration-policy

70	Annual Report on Form 20-F 2019

Governance Report

Payments to former Directors

The table below shows the 2019 payments to Paul Polman in accordance with arrangements made with him upon his stepping down as CEO on 31 December 2018 and his retirement from employment with Unilever effective 2 July 2019. These arrangements were disclosed in the Director’s remuneration report in the Unilever Annual Report and Accounts 2018.

Paul Polman	(€’000)
Fixed Pay	859
Other Benefits(a)	337
Pension(b)	2,255
GSIP 2017-2019 (pro-rated)(c)	3,368
Total Remuneration(d)	6,819

(a)	This includes tax preparation fees, medical, death & disability cover and social security.
(b)	Distribution of monies paid into a supplemental pension plan during 2010-2018 and associated investment return. The annual contributions were previously reported in the 2010-2018 DRRs.
(c)	Actual time pro-rated GSIP vesting (79%) on 13 February 2020 of 62,571 NV shares at a closing share price of €54.70.
(d)

The value of the GSIP 2017-2019 (pro-rated) awards calculated pursuant to Dutch law is €1,526 thousand. Total remuneration in accordance with Dutch law is €4,977 thousand. These costs are non-cash costs and relate to the expenses recognised for the period following IFRS 2. This is based on share prices on grant dates and a 98% adjustment factor for these respective GSIP shares.

There have been no other payments to former Directors nor have there been any payments for loss of office during the year.

Implementation of the remuneration policy for Non-Executive Directors

The current Non-Executive Director fee levels will be changed for 2020, with an increase of £25,000 for the Chairman fee (4%) and an increase of £3,000 for the fee of the members of the Audit Committee (15%) and for the members of the Compensation Committee (20%). The basic Non-Executive Director fee remains unchanged. We will further review fee levels in the context of the remuneration policy renewal in 2021. The table below outlines the current fee structure with fees set in euros and paid 50% by each of NV (in euros) and PLC (in sterling) shown using an exchange rate of £1 = €1.2817 (rounded) for both years:

Roles and responsibilities	2020 Annual Fee €	2019 Annual Fee €
Basic Non-Executive Director Fee	108,949	108,949
Chairman (all inclusive)	833,105	801,092
Vice Chairman (modular)	51,270	51,270
Member of Nominating and Corporate Governance Committee	19,226	19,226
Member of Compensation Committee	23,071	19,226
Member of Corporate Responsibility Committee	19,226	19,226
Member of Audit Committee	29,479	25,635
Chair of Nominating and Corporate Governance Committee	38,452	38,452
Chair of Compensation Committee	38,452	38,452
Chair of Corporate Responsibility Committee	38,452	38,452
Chair of Audit Committee	51,270	51,270

All reasonable travel and other expenses incurred by Non-Executive Directors in the course of performing their duties are considered to be business expenses. Non-Executive Directors also receive expenses relating to the attendance of their spouse or partner, when they are invited by Unilever.

Single figure of remuneration in 2019 for Non-Executive Directors

The table below shows a single figure of remuneration for each of our Non-Executive Directors, for the years 2018 and 2019.

			2019			2018
Non-Executive Director	Fees(a) €’000	Benefits(b) €’000	Total remuneration €’000	Fees(a) €’000	Benefits(b) €’000	Total remuneration €’000
Nils Andersen(c)	211	10	220	121	9	130
Laura Cha	121	–	121	115	–	115
Vittorio Colao(d)	139	33	172	127	–	127
Marijn Dekkers	673	35	708	744	13	757
Ann Fudge(e)	–	–	–	50	–	50
Judith Hartmann	127	19	146	121	7	128
Andrea Jung	121	–	121	80	–	80
Susan Kilsby(f)	53	–	53	–	–	–
Mary Ma(g)	81	–	81	115	–	115
Strive Masiyiwa(h)	139	–	139	131	–	131
Youngme Moon(i)	169	–	169	147	–	147
John Rishton(j)	151	16	168	143	–	143
Feike Sijbesma	139	–	139	135	–	135
Total	2,124	113	2,237	2,029	29	2,058

(a)

This includes fees received from NV in euros and PLC in sterling for 2018 and 2019 respectively. Includes basic Non-Executive Director fee and Committee chairmanship and/or membership. Where relevant, amounts for 2018 have been translated into euros using the average exchange rate over 2018 (€1 = £0.8835). Amounts for 2019 have been translated into euros using the average exchange rate over 2019 (€1 = £0.8799).

(b)	The only benefit received relates to travel by spouses or partners where they are invited by Unilever.
(c)	Chairman and Chair of the Nominating and Corporate Governance Committee as per November 2019.
(d)	Chair of the Compensation Committee.
(e)	Retired from the Boards at the May 2018 AGMs.
(f)	Appointed at the May 2019 AGMs, with appointment taking effect from 1 August 2019.
(g)	Passed away on 31 August 2019.
(h)	Chair of the Corporate Responsibility Committee.
(i)	Vice Chair and Senior Independent Director.
(j)	Chair of the Audit Committee.

We do not grant our Non-Executive Directors any personal loans or guarantees or any variable remuneration, nor are they entitled to any severance payments.

Annual Report on Form 20-F 2019	71

Directors’ remuneration report continued

Percentage change in remuneration of Non-Executive Directors

The table below shows the five-year history year-on-year percentage change for fees and other benefits for the current Non-Executive Directors.

	Total Remuneration(a)
Non-Executive Director	% change from 2018 to 2019	% change from 2017 to 2018	% change from 2016 to 2017	% change from 2015 to 2016	% change from 2014 to 2015	% change from 2013 to 2014
Nils Andersen	69.2%	16.1%	-12.5%	62.0%	–	–
Laura Cha	5.2%	7.5%	-10.1%	-2.5%	20.8%	62.9%
Vittorio Colao	35.4%	23.3%	-3.7%	87.7%	–	–
Marijn Dekkers	-6.5%	2.3%	42.6%	–	–	–
Judith Hartmann	14.1%	14.3%	-8.2%	52.5%	–	–
Andrea Jung	51.3%	–	–	–	–	–
Susan Kilsby	–	–	–	–	–	–
Strive Masiyiwa	6.1%	18.0%	56.3%	–	–	–
Youngme Moon	15.0%	42.7%	45.1%	–	–	–
John Rishton	17.5%	12.6%	-9.3%	5.3%	24.3%	62.1%
Feike Sijbesma	3.0%	6.3%	-3.8%	3.9%	693.8%	–

(a)

Non-Executive Directors receive an annual fixed fee and do not receive any Company performance related payment. Therefore, the year-on-year % changes are mainly due to changes in committee chair or memberships, mid-year appointments of Non-Executive Directors, fee increases as disclosed in earlier directors’ remuneration reports and changes in the average sterling: euro exchange rates. Marijn Dekkers stepped down as Chairman in November 2019, and was succeeded by Nils Andersen. Feike Sijbesma joined Unilever in November 2014 and therefore his change from 2014 to 2015 shows a larger % change than for a usual mid-year joiner.

Non-Executive Directors’ interests in shares

Non-Executive Directors are encouraged to build up a personal shareholding of at least 100% of their annual fees over the five years from appointment. The table shows the interests in NV and PLC ordinary shares of Non-Executive Directors and their connected persons as at 31 December 2019 against the minimum shareholding recommendation. There has been no change in these interests between 31 December 2019 and 20 February 2020 (other than Susan Kilsby, who bought 1,250 PLC shares on 20 February 2020 at a share price of £45.67).

Non-Executive Director	Share type	Shares held at 31 December 2019	Actual share ownership as a % of NED fees (as at 31 December 2019)
Nils Andersen(a)	NV	21,014	134%
	NV	2,660
Laura Cha	PLC	858	149%
Vittorio Colao	NV	5,600	206%
Marijn Dekkers	NV NY	20,000	152%
Judith Hartmann	NV	2,500	101%
Andrea Jung	NV	4,576	194%
Susan Kilsby	-	-	-
	NV	860
Mary Ma(b)	PLC	1,860	173%
Strive Masiyiwa	PLC	1,130	42%
Youngme Moon	NV NY	3,500	106%
	NV	3,340
John Rishton	PLC	2,000	181%
Feike Sijbesma	NV	`10,000	369%

(a)	The shareholding percentage has been measured against the annual all-inclusive Chairman fee for 2019, although Nils Andersen only became Chairman on 13 November 2019.
(b)	Shares held at 31 August 2019.

Non-Executive Directors’ letters of appointment

All Non-Executive Directors were reappointed to the Boards at the 2019 AGMs, with the exception of Susan Kilsby (who was appointed for the first time, with her appointment taking effect on 1 August 2019).

Non-Executive Director	Date first appointed to the Boards	Effective date of current appointment(a)
Nils Andersen	30 April 2015	2 May 2019

Laura Cha	15 May 2013	2 May 2019

Vittorio Colao	1 July 2015	2 May 2019

Marijn Dekkers	21 April 2016	2 May 2019

Judith Hartmann	30 April 2015	2 May 2019

Andrea Jung	3 May 2018	2 May 2019

Susan Kilsby	1 August 2019	1 August 2019

Strive Masiyiwa	21 April 2016	2 May 2019

Youngme Moon	21 April 2016	2 May 2019

John Rishton	15 May 2013	2 May 2019

Feike Sijbesma	1 November 2014	2 May 2019

(a)	The unexpired term for all Non-Executive Directors’ letters of appointment is the period up to the 2020 AGMs, as they all, unless they are retiring, submit themselves for annual reappointment.

72	Annual Report on Form 20-F 2019

Governance Report

Other disclosures related to Directors’ remuneration

CEO single figure ten-year history

The table below shows the ten-year history of the CEO single figure of total remuneration for UK purposes:

	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019

CEO Single figure of total remuneration (€’000)	6,292	6,010	7,852	7,740	9,561	10,296	8,370	11,661	11,726	4,894

Annual bonus award rates against maximum opportunity	80%	68%	100%	78%	66%	92%	92%	100%	51%	55%

GSIP performance shares vesting rates against maximum opportunity	47%	44%	55%	64%	61%	49%	35%	74%	66%	60%

MCIP matching shares vesting rates against maximum opportunity	n/a	n/a	n/a	n/a	81%	65%	47%	99%	88%	n/a

Share Matching Plan shares vesting rates against maximum opportunity(a)	100%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

(a)	Shown in year of award.

Unilever regularly looks at pay ratios throughout the company, and the pay ratio between each work level, and we have disclosed this for a number of years. The table below provides a detailed breakdown of the fixed and variable pay elements for each of our UK and Dutch work levels, showing how each work level compares to the CEO and CFO in 2019 (with equivalent figures from 2018 included for comparison purposes).

CEO/CFO Pay Ratio Comparison (split by fixed/variable pay)

Figures for the CEO and CFO are calculated using the data for UK purposes from the Executive Directors’ single figure table on page 66. Accordingly, the year-on-year comparison reflects the appointment of Alan Jope as CEO in 2019 following Paul Polman’s retirement at the end of 2018. The 2019 numbers reflect that Alan Jope’s Fixed Pay was set at a lower level than Paul Polman’s. The numbers are further impacted by fluctuation in the exchange rates used to convert pay elements denominated in pounds sterling to euros for reporting purposes in 2018. From 2019 the CEO and CFO pay elements are paid in euros. Where relevant, amounts for 2018 have been translated using the average exchange rate over 2018 (€1 = £0.8835), and amounts for 2019 have been translated using the average exchange rate over 2019 (€1 = £0.8799).

Annual bonus and long-term incentives (GSIP and MCIP) for the UK and Dutch employees were not calculated following the statutory method for single-figure pay. Instead, variable pay figures were calculated using:

•	target annual bonus values for the respective year (so disregarding personal performance multipliers, which equal out across the population as a whole);
•	target GSIP values for the respective year; and
•

MCIP values calculated at an appropriate average for the relevant Work Level of employees, i.e. an average 45% investment of bonus for WL3 employees; 60% for WL4-5 employees; and 100% for WL6 employees.

Fixed pay figures reflect all elements of pay (including allowances) and benefits paid in cash.

Annual Report on Form 20-F 2019	73

Directors’ remuneration report continued

CEO pay ratio comparison

The table below is included to meet UK requirements and shows how pay for the CEO compares to our UK employees at the 25th percentile, median and 75th percentile.

Year		25th Percentile	Median Percentile	75th Percentile	Mean Pay Ratio
Year ended 31 December 2019	Salary:	£38,510	£45,154	£59,988
	Pay and benefits:	£50,689	£61,086	£87,982
	Pay ratio (Option A):	83	69	48	51
Year ended 31 December 2018	Salary:	£28,804	£37,000	£50,021
	Pay and benefits (excluding pension):	£34,400	£41,443	£57,800
	Pay ratio (Option A):	301	250	179	147

Figures for the CEO are calculated using the data from the Executive Directors’ single figure table on page 66 translated into sterling using the average exchange rate over 2019 (€1 = £0.8799).

Option A was used to calculate the pay and benefits (including pension) of the 25th percentile, median and 75th percentile UK employees because the data was readily available for all UK employees of the group and Option A is the most accurate method (as it is based on total full-time equivalent total reward for all UK employees for the relevant financial year). Figures are calculated by reference to 31 December 2019, and the respective salary and pay and benefits figures for each quartile are set out in the table above. Full-time equivalent figures are calculated on a pro-rated basis.

Variable pay figures for the UK employees are calculated on the basis set out in the paragraph for other work levels below the ‘CEO/CFO Pay Ratio Comparison’ table. The reason for this is it would be unduly onerous to recalculate these figures when, based on a sample, the impact of such recalculation is expected to be minimal.

Year-on-year comparisons reflects the appointment of Alan Jope as CEO in 2019 following Paul Polman’s retirement at the end of 2018 and as a result the CEO pay ratio has decreased from 2018 to 2019 since Alan Jope’s Fixed Pay was set at a level lower than Paul Polman’s. For the overall UK employee calculation pay and benefit values have increased by approximately 20% due to inclusion of the pension in 2019. Salary for the UK employees has increased minimally because of the change in the New Reward Framework for the WL3s, despite the fact that the workforce in numbers decreased by 3.8% from 2018 to 2019.

Additionally, in the UK and The Netherlands we are now required to show additional disclosures on the rates of change in pay year on year. The pay ratios set out above are more meaningful as they compare to the pay of all of our UK employees. By contrast, the UK regulations require us to show the percentages below based on employees of our PLC top company only, which forms a relatively small proportion of our total UK workforce. So, whilst operationally we may pay greater attention to our internal pay ratios (included above in the ‘CEO/CFO pay ratio comparison’ table), these new required figures are as follows:

Percentage change in remuneration of Executive Directors (CEO/CFO) for UK purposes

The table below shows the five-year history year-on-year percentage change for Fixed Pay, other benefits (excluding pension) and bonus for the CEO, CFO and PLC’s employees (based on total full-time equivalent total reward for the relevant financial year) pursuant to UK requirements. The respective changes in percentages in fees for our Non-Executive Directors are included in the table ‘Percentage change in remuneration of Non-Executive Directors’ on page 72.

	Fixed Pay	Other benefits (not including pension)	Bonus

% change from 2018 to 2019

CEO(a)(b)	-9.5%	-92.3%	-7.4%

CFO(a)	4.2%	4.8%	7.9%

PLC employees(d)	15.0%	-5.2%	9.7%

% change from 2017 to 2018

CEO(a)	11.3%	-19.2%	-16.5%

CFO(a)	8.2%	8.3%	-10.5%

PLC employees(d)	8.4%	-5.0%	-3.9%

% change from 2016 to 2017

CEO(a)	-6.9%	5.0%	0.8%

CFO(a)	-2.2%	-5.5%	21.1%

PLC employees(d)	-6.8%	-7.0%	14.5%

% change from 2015 to 2016

CEO(a)	-11.0%	-5.1%	-11.0%

CFO(a)(c)	-30.8%	-32.2%	14.3%

PLC employees(d)	10.1%	19.1%	16.6%

% change from 2014 to 2015

CEO(a)	11.3%	14.5%	55.8%

CFO(a)	-16.6%	-27.6%	4.4%

PLC employees(d)	0.3%	20.7%	79.0%

% change from 2013 to 2014

CEO(a)	5.2%	12.4%	-11.4%

CFO(a)(c)	5.2%	-36.5%	-11.5%

PLC employees(d)	-	-	-

(a)	Calculated using the data for UK purposes from the Executive Directors’ single figure table on page 66 (for information on exchange rates please see the footnotes in that table).
(b)

As at 1 January 2019 Alan Jope succeeded Paul Polman as CEO and therefore the CEO remuneration from 2018 to 2019 decreased compared to prior years as Alan Jope’s Fixed Pay was set at a level lower than Paul Polman’s.

(c)

As at October 2015 Jean-Marc Huet stepped down as CFO and therefore the figures only include ten months for 2015. Graeme Pitkethly succeeded Jean-Marc Huet as an Executive Director as per 21 April 2016, although he assumed the role of CFO as from October 2015. As a result the figure for 2016 include payments from May 2016 onwards. The CFO remuneration from 2015 to 2016 therefore decreased, which was also due to Graeme Pitkethly’s Fixed Pay being set at a level lower than Jean-Marc Huet’s. In 2013 the CFO received a one-off payment for the loss and costs on the sale of his house, as agreed upon his recruitment. Consequently, ‘other benefits’ decreased from 2014 to 2013.

(d)

For the PLC employees, Fixed Pay numbers have been restated to include cash-related benefits employees receive as part of their total compensation, to ensure we can accurately compare Fixed Pay for them against that of the CEO and CFO. Figures are also affected by changes in the average sterling: euro exchange rates. For this group of people no figures are available for the years prior to 2014.

74	Annual Report on Form 20-F 2019

Governance Report

Percentage change in remuneration of Executive Directors (CEO/CFO), average total compensation for an employee, CEO and CFO pay ratios and performance of the company for Dutch purposes

The table below shows the five-year history year-on-year percentage change in remuneration for the CEO, CFO and the average total compensation for an employee of the Group (based on total staff costs for the relevant financial year) pursuant to Dutch requirements. The respective change in percentages in fees for our Non-Executive Directors are included in the table ‘Percentage change in remuneration of Non-Executive Directors’ on page 72.

			Average total compensation for an employee
	% change vs previous year for the CEO(a)	% change vs previous year for the CFO(b)	per FTE(c)	% change vs previous year	CEO/Average compensation per employee mean pay ratio(d)	CFO/Average compensation per employee mean pay ratio(d)	Underlying Sales Growth (USG)(e)	Underlying Earnings per Share (EPS)(e)	Underlying Operating Margin (UOM)(e)
2019	-48%	-3%	€41,711	1%	108	90	2.9%	2.55	19.1%
2018	-26%	-10%	€41,389	2%	209	93	3.2%	2.35	18.6%
2017	51%(f)	88%(f)	€40,582	5%	287	106	2.8%	2.23	17.7%
2016	-7%	-4%	€38,538	1%	200	60	3.6%	2.03	16.4%
2015	3%	-44%	€38,271	10%	217	63	4.1%	1.93	15.6%
2014	1%	-14%	€34,923	-2%	230	123	2.9%	1.73	15.5%

(a)

Calculated using the data for Dutch purposes from the Executive Directors’ single figure table on page 66 (for information on exchange rates please see the footnotes in that table). As at 1 January 2019 Alan Jope succeeded Paul Polman as CEO and therefore the CEO remuneration from 2018 to 2019 decreased compared to prior years as Alan Jope’s Fixed Pay was set at a level lower than Paul Polman’s. The change from 2017 to 2018 is due to a lower MCIP and GSIP performance ratio comparing to the previous year.

(b)

Calculated using the data for Dutch purposes from the Executive Directors’ single figure table on page 66 (for information on exchange rates please see the footnotes in that table). As at October 2015 Jean-Marc Huet stepped down as CFO and therefore the figures only include ten months for 2015. Graeme Pitkethly succeeded Jean-Marc Huet as an Executive Director as per 21 April 2016, although he assumed the role of CFO as from October 2015. As a result the figure for 2016 include payments from May 2016 onwards. The CFO remuneration from 2015 to 2016 therefore decreased, which was also due to Graeme Pitkethly’s Fixed Pay being set at a level lower than Jean-Marc Huet’s.

(c)

Calculated using the total staff costs (minus the CEO and CFO remuneration pursuant to Dutch requirements as included in the Executive Directors’ single figure tables) divided by the average number of employees during the year, using the data from Staff and Management costs from note 4A on page 97.

(d)

Calculated using the data for Dutch purposes from the Executive Directors’ single figure table on page 66 divided by the average total compensation per FTE number in this table for the respective year.

(e)

USG and UOM are relevant performance measures for both our bonus and long-term incentive plans and Underlying EPS is a relevant performance measure since 2017 when we introduced it for MCIP. In 2019 the definition of USG has changed and currently includes a normalised level of price growth, which will be capped at an annual rate that is equivalent to approximately 2% per month compounded. As result of this new definition USG figures for 2016, 2017 and 2018 have been restated compared to previous disclosures.

(f)

The CEO and CFO % change from 2016 to 2017 is due to a higher MCIP and GSIP performance ratio compared to the previous years. The year-on-year changes in pay for the average compensation for an employee (FTE) are proportionally smaller than for the CEO and CFO. The CEO and CFO have the highest proportion of variable pay as they have the highest levels of responsibility. The key difference in pay between colleagues at different work levels is quantum; the higher the work level, the greater the value of each element. Also, with successive work levels, the greater the proportion of the total package that is performance related, rather than fixed.

Relative importance of spend on pay

The chart below shows the relative spend on pay compared with dividends paid to Unilever shareholders and underlying earnings. Underlying earnings represent the underlying profit attributable to Unilever shareholders and provides a good reference point to compare spend on pay. The chart below shows the percentage of movement in underlying earnings, dividends and total staff costs versus the previous year.

Relative importance of spend on pay

In calculating underlying profit attributable to shareholders, net profit attributable to shareholders is adjusted to eliminate the post-tax impact of non-underlying items in operating profit and any other significant unusual terms within net profit but not operating profit (see note 7 on page 107 for details). Restated 2018 data has been used following the adoption of IFRS 16, see note 1 and note 24 (on pages 92 and 138 respectively) for further details.

Annual Report on Form 20-F 2019	75

Directors’ remuneration report continued

Ten-year historical Total Shareholder Return (TSR) performance

The graph below includes:

•	growth in the value of a hypothetical £100 investment over ten years’ FTSE 100 comparison based on 30-trading-day average values; and
•	growth in the value of a hypothetical €100 investment over ten years’ AEX comparison based on 30-trading-day average values.

The table below shows Unilever’s performance against the FTSE 100 Index, London and also the Euronext 100 index (AEX), Amsterdam, the most relevant indices in the UK and the Netherlands where we have our principal listings. Unilever is a constituent of both these indices.

Ten-year historical TSR performance

Serving as a non-executive on the board of another company

Unilever recognises the benefit to the individual and the Group of senior executives acting as directors of other companies in terms of broadening Directors’ knowledge and experience, but the number of outside directorships of listed companies is generally limited to one per Executive Director. The remuneration and fees earned from that particular outside listed directorship may be retained (see ‘Independence and Conflicts’ on page 48 for further details).

Since 1 May 2019 Graeme Pitkethly is a Non-Executive Director of Pearson PLC and he received an annual fee of €64,969 (£57,166) (of which 25% was in accordance with Pearson’s remuneration policy delivered in Pearson shares) based on an average exchange rate over 2019 of €1 = £0.8799.

The Compensation Committee

The Committee had the following members throughout 2019 – Vittorio Colao (Chair), Marijn Dekkers and Andrea Jung. Mary Ma also served as a member of the Committee until her passing on 31 August 2019. Nils Andersen became a Committee member as per 13 November 2019.

During 2019, the Committee met five times and its activities included: determining the 2018 annual bonus outcome; determining vesting of the GSIP and MCIP 2016-2018 awards for the CEO, CFO and the ULE; approving the 2018 Directors’ remuneration report; resolving on changes to the implementation of the remuneration policy to reflect shareholders’ feedback after the AGM 2018 vote on the remuneration policy; setting the 2019 annual bonus and MCIP 2019-2022 performance measures and targets; reviewing Fixed Pay for the CEO and CFO and fees for the Non-Executive Directors; deciding Fixed Pay increases for the other members of the ULE, including approving new ULE members remuneration packages; tracking external developments and assessing their impact on Unilever’s remuneration policy, including implementation of the EU Shareholder Rights Directive; review the functioning of the Reward Framework since its implementation in 2017; workforce pay review and progress on the Fair Compensation Framework; and consultation on the implementation of the remuneration policy for 2020 (see page 60 of the Committee’s Chair letter).

The Committee operates within its terms of reference which were last updated on 20 November 2019. The Committee’s revised terms of reference are contained within ‘The Governance of Unilever’, and are also set out on our website.

www.unilever.com/investor-relations/agm-and-corporate-governance/

As part of the Board evaluation carried out in 2019, the Boards evaluated the performance of the Committee. The Committee also carried out an assessment of its own performance in 2019. Overall the Committee members concluded that the Committee is performing effectively. The Committee has agreed to further enhance its effectiveness by closely monitoring the regulatory landscape and trends on executive remuneration, in particular around incentives and target setting, in view of the upcoming remuneration policy renewal in 2021.

76	Annual Report on Form 20-F 2019

Governance Report

Advisers

While it is the Committee’s responsibility to exercise independent judgement, the Committee does request advice from management and professional advisers, as appropriate, to ensure that its decisions are fully informed given the internal and external environment.

Tom Gosling of PricewaterhouseCoopers (PwC) provided the Committee with independent advice on various matters it considered. During 2019, the wider PwC firm has also provided tax and consultancy services to Unilever including tax compliance, transfer pricing, other tax related services, managed legal services, internal audit advice and secondees, third-party risk and compliance advice, cyber security advice, sustainability assurance and consulting and merger and acquisition support. PwC is a member of the Remuneration Consultants Group and, as such, voluntarily operates under the code of conduct in relation to executive remuneration consulting in the UK, which is available online.

www.remunerationconsultantsgroup.com (Code of Conduct: Executive Remuneration Consulting)

The Committee is satisfied that the PwC engagement partner and team, which provide remuneration advice to the Committee, do not have connections with NV or PLC that might impair their independence. The Committee reviewed the potential for conflicts of interest and judged that there were appropriate safeguards against such conflicts. The fees paid to PwC in relation to advice provided to the Committee in the year to 31 December 2019 were £112,700. This figure is calculated based on time spent and expenses incurred for the majority of advice provided, but on occasion for specific projects a fixed fee may be agreed.

During the year, the Committee also sought input from the CEO (Alan Jope), the Chief Human Resources Officer (Leena Nair) and the EVP Global Head of Reward (Peter Newhouse) on various subjects including the remuneration of senior management. No individual Executive Director was present when their own remuneration was being determined to ensure a conflict of interest did not arise, although the Committee has separately sought and obtained Executive Directors’ own views when determining the amount and structure of their remuneration before recommending individual packages to the Boards for approval. The Committee also received legal and governance advice from the Chief Legal Officer and Group Secretary (Ritva Sotamaa) and the Chief Counsel Employment & Remuneration (Margot Fransen).

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

Voting outcome (% of votes)		For	Against	Withheld
2018 Directors’ remuneration report (2019 AGM) (excluding the Directors’ remuneration policy)	PLC	95.62%	4.38%	10,581,922
2018 Directors’ remuneration report (2019 AGM) (excluding the Directors’ remuneration policy)	NV	96.92%	3.08%	1,316,455
2017 Directors’ remuneration policy (2018 AGM)	PLC	64.19%	35.81%	38,734,868
2017 Directors’ remuneration policy (2018 AGM)	NV	73.06%	26.94%	15,018,135

The Directors’ remuneration report has been approved by the Boards, and signed on their behalf by Ritva Sotamaa, Chief Legal Officer and Group Secretary.

Annual Report on Form 20-F 2019	77

Financial Statements

Statement of Directors’ responsibilities

Annual accounts

The Directors are responsible for preparing the Annual Report and Accounts in accordance with applicable law and regulations. The Directors are also required by Part 9 of Book 2 of the Civil Code in the Netherlands and by the UK Companies Act 2006 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Unilever Group, and the NV and PLC entities, as at the end of the financial year and of the profit or loss and cash flows for that year.

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

This statement, which should be read in conjunction with the Independent Auditors’ report, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the accounts.

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

Directors’ responsibility statement

Each of the Directors confirms that, to the best of his or her knowledge:

•	The Unilever Annual Report and Accounts 2019, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Group’s position and performance, business model and strategy;
•	The financial statements which have been prepared in accordance with International Financial Reporting Standards as adopted by the EU and as issued by the International Accounting Standards Board (in the case of the consolidated financial statements) and Financial Reporting Standard 101 ‘Reduced Disclosure Framework’ (FRS 101) and UK accounting standards and Part 9 of Book 2 of the Dutch Civil Code (in the case of the NV parent company accounts), give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group and the undertakings included in the consolidation taken as a whole; and
•	The Strategic Report includes a fair review of the development and performance of the business and the position of the Group and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

The Directors and their roles are listed on pages 4 to 5 and 49.

Going concern

The activities of the Group, together with the factors likely to affect its future development, performance, the financial position of the Group, its cash flows, liquidity position and borrowing facilities are described on pages 1 to 32. In addition, we describe in notes 15 to 18 on pages 116 to 132 the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities and its exposures to credit and liquidity risk. Although not assessed over the same period as going concern, the viability of the Group has been assessed on page 34.

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

Internal and disclosure controls and procedures

Please refer to pages 35 to 39 for a discussion of Unilever’s principal risk factors and to pages 33 to 45 for commentary on the Group’s approach to risk management and control.

78	Annual Report on Form 20-F 2019

Financial Statements

Independent Auditors’ Report

Report of Independent Registered

Public Accounting Firms

To the Shareholders and Board of Directors

Unilever N.V. and Unilever PLC:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of the Unilever Group (Unilever N.V. and Unilever PLC, together with their subsidiaries) as of 31 December 2019 and 2018 and 1 January 2018, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended 31 December 2019, and the related notes and the Guarantor financial information included in the Guarantor Statements (hereafter referred to as Consolidated Financial Statements). We also have audited the Unilever Group’s internal control over financial reporting as of 31 December 2019, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of the Unilever Group as of 31 December 2019 and 2018 and 1 January 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended 31 December 2019, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and in conformity with IFRS as adopted by the European Union. Also in our opinion, the Unilever Group maintained, in all material respects, effective internal control over financial reporting as of 31 December 2019, based on criteria established in Internal Control -Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Unilever Group acquired Astrix, Lenor Japan and FruFru on 30 August 2019, 1 October 2019 and 1 October 2019 respectively, and management excluded from its assessment of the effectiveness of the Unilever Group’s internal control over financial reporting as of 31 December 2019 Astrix, Lenor Japan and FruFru’s internal control over financial reporting associated with approximately 0.25% of the Unilever Group’s total assets and approximately 0.03% of the Unilever Group’s turnover included in the Consolidated Financial Statements of the Unilever Group as of and for the year ended 31 December 2019. Our audit of internal control over financial reporting of the Unilever Group also excluded an evaluation of the internal control over financial reporting of Astrix, Lenor Japan and FruFru.

Change in Accounting Principle

As discussed in Note 1 to the Consolidated Financial Statements, the Unilever Group has changed its method of accounting for leases as of 1 January 2019 due to the adoption of IFRS 16, Leases.

Basis for Opinions

The Unilever Group’s management is responsible for these Consolidated Financial Statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s Report on internal control over financial reporting. Our responsibility is to express an opinion on the Unilever Group’s Consolidated Financial Statements and an opinion on the Unilever Group’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that; (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Annual Report on Form 20-F 2019	79

Independent Auditors’ Report continued

Assessment of indirect tax contingent liabilities in Brazil

As discussed in note 20, the Brazil indirect tax contingent liability (disclosure) was €2,235 million as of 31 December 2019. In Brazil, there is a high degree of complexity involved in the local indirect tax regimes (both state and federal), largely related to a 2001 reorganisation of Unilever’s Brazil corporate structure. Significant judgements are made by the Unilever Group in assessing the outcome of investigations by the authorities if a liability exists, and in making an estimate of a possible range of any economic outflows.

We identified the assessment of indirect tax contingent liabilities in Brazil as a critical audit matter. Due to the complex nature of the Brazilian local tax regimes and jurisprudence, there is a high degree of judgement applied by the Unilever Group with respect to this matter, given the high degree of estimation uncertainty has a particularly wide potential extent of possible outcomes. Complex auditor’s judgement was also required in assessing the outcome of investigations by the authorities. The primary procedures we performed to address this critical audit matter included the following:

•	Tested certain internal controls within the indirect tax process including controls around the assessment of the outcome of investigations and the quantification of the potential economic outflow.
•	We involved local indirect tax professionals with specialised skills and knowledge to assist in assessing the appropriateness of the contingent liabilities compared to the nature of the exposures, applicable regulations and related correspondence with the tax authorities.
•	Through inquiry with the Unilever Group’s external lawyers and inspection of relevant information we assessed historical and recent judgements passed by the court authorities in considering any legal precedent or case law.
•	We inspected legal opinions from third party lawyers and obtained formal confirmations from the Unilever Group’s external lawyers.

Assessment of uncertain direct tax transfer pricing provisions

As discussed in note 6 and note 20, the Unilever Group has extensive international operations and is operating in a number of tax jurisdictions, each with its own taxation regime. The laws and regulations for transfer pricing in each jurisdiction are open to different interpretations by taxpayers and tax authorities and require judgement in the interpretation thereof. Judgements are made by the Unilever Group in assessing the potential outcome of investigations by the authorities, and if a liability exists.

We identified the assessment of uncertain direct tax transfer pricing provisions as a critical audit matter. Due to the complex nature of transfer pricing across multiple jurisdictions, there is judgement applied by the Unilever Group with respect to interpretations of the tax legislation and to assess the potential outcome of investigations by the authorities. Complex auditor’s judgement was also required in assessing the potential outcome of investigations by the authorities. The primary procedures performed to address this critical audit matter included the following:

•	Tested certain controls within the income tax process including controls around the assessment of the potential outcome of investigations, the completeness of the exposures and the recording and re-assessments of transfer pricing provisions.
•	We involved tax professionals with specialised skills and knowledge to assist in:
•	assessing changes to the transfer pricing models for compliance with applicable laws and regulations; and
•	evaluating a sample of exposures using our own expectations based on our knowledge of the Unilever Group, considering relevant judgements passed and investigations by authorities, related correspondence with the tax authorities as well as inspecting relevant tax opinions from third parties.

/s/ KPMG Accountants N.V.	/s/ KPMG LLP
Amsterdam, the Netherlands	London, United Kingdom

We have served as the Unilever Group’s auditors since 2014.

4 March 2020

80	Annual Report on Form 20-F 2019

This page intentionally

left blank

Annual Report on Form 20-F 2019	81

This page intentionally

left blank

82	Annual Report on Form 20-F 2019

This page intentionally

left blank

Annual Report on Form 20-F 2019	83

This page intentionally

left blank

84	Annual Report on Form 20-F 2019

This page intentionally

left blank

Annual Report on Form 20-F 2019	85

This page intentionally

left blank

86	Annual Report on Form 20-F 2019

Financial Statements

Consolidated Financial Statements

Unilever Group

Consolidated income statement

for the year ended 31 December

	Notes	€ million 2019	€ million 2018 (Restated) (a)	€ million 2017 (Restated) (a)

Turnover	2	51,980	50,982	53,715

Operating profit	2	8,708	12,639	8,957

Which includes non-underlying item credits/(charges) of	3	(1,239)	3,176	(543)

Net finance costs	5	(627)	(608)	(1,004)

Finance income		224	135	157

Finance costs		(821)	(718)	(683)

Pensions and similar obligations		(30)	(25)	(96)

Net finance cost non-underlying items	3	–	–	(382)

Non-underlying item net monetary gain/(loss) arising from hyperinflationary economies	1,3	32	122	–

Share of net profit/(loss) of joint ventures and associates	11	176	185	155

Which includes non-underlying item credits/(charges) of	3	3	32	–

Other income/(loss) from non-current investments and associates		–	22	18

Profit before taxation		8,289	12,360	8,126

Taxation	6A	(2,263)	(2,572)	(1,670)

Which includes tax impact of non-underlying items of	3	113	(288)	655

Net profit		6,026	9,788	6,456

Attributable to:

Non-controlling interests		401	419	433

Shareholders’ equity		5,625	9,369	6,023

Combined earnings per share	7

Basic earnings per share (€)		2.15	3.49	2.15

Diluted earnings per share (€)		2.14	3.48	2.14

(a)	Restated following adoption of IFRS 16. See note 1 and note 24 for further details.

Consolidated statement of comprehensive income

for the year ended 31 December

	Notes	€ million 2019	€ million 2018 (Restated) (a)	€ million 2017 (Restated) (a)

Net profit		6,026	9,788	6,456

Other comprehensive income	6C

Items that will not be reclassified to profit or loss, net of tax:

Gains/(losses) on equity instruments measured at fair value through other comprehensive income(b)		29	51	–

Remeasurement of defined benefit pension plans	15B	353	(328)	1,282

Items that may be reclassified subsequently to profit or loss, net of tax:

Gains/(losses) on cash flow hedges		176	(55)	(68)

Currency retranslation gains/(losses)	15B	(15)	(839)	(935)

Fair value gains/(losses) on financial instruments(b)	15B	–	–	(7)

Total comprehensive income		6,569	8,617	6,728

Attributable to:

Non-controlling interests		407	407	381

Shareholders’ equity		6,162	8,210	6,347

(a)	Restated following adoption of IFRS 16. See note 1 and note 24 for further details.
(b)	Classification was changed in 2018 following adoption of IFRS 9.

References in the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated balance sheet and consolidated cash flow statement relate to notes on pages 91 to 142, which form an integral part of the consolidated financial statements.

Annual Report on Form 20-F 2019	87

Consolidated Financial Statements

Unilever Group continued

Consolidated statement of changes in equity

for the year ended 31 December

Consolidated statement of changes in equity	€ million Called up share capital	€ million Share premium account	€ million Other reserves	€ million Retained profit	€ million Total	€ million Non- controlling interests	€ million Total equity

31 December 2016 (as previously reported)	484	134	(7,443)	23,179	16,354	626	16,980

IFRS 16 restatement to 1 January 2017(a)	–	–	(2)	(205)	(207)	–	(207)

1 January 2017 (restated)(a)	484	134	(7,445)	22,974	16,147	626	16,773

Profit or loss for the period	–	–	–	6,023	6,023	433	6,456

Other comprehensive income net of tax:

Fair value gains/(losses) on financial instruments(b)	–	–	(76)	–	(76)	1	(75)

Remeasurement of defined benefit pension plans net of tax	–	–	–	1,282	1,282	–	1,282

Currency retranslation gains/(losses)	–	–	(855)	(27)	(882)	(53)	(935)

Total comprehensive income	–	–	(931)	7,278	6,347	381	6,728

Dividends on ordinary capital	–	–	–	(3,916)	(3,916)	–	(3,916)

Repurchase of shares(c)	–	–	(5,014)	–	(5,014)	–	(5,014)

Other movements in treasury shares(e)	–	–	(30)	(174)	(204)	–	(204)

Share-based payment credit(f)	–	–	–	284	284	–	284

Dividends paid to non-controlling interests	–	–	–	–	–	(345)	(345)

Currency retranslation gains/(losses) net of tax	–	(4)	–	–	(4)	–	(4)

Other movements in equity	–	–	(167)	(33)	(200)	96	(104)

31 December 2017 (restated)(a)	484	130	(13,587)	26,413	13,440	758	14,198

Hyperinflation restatement to 1 January 2018 (see note 1)	–	–	–	393	393	–	393

1 January 2018 (restated)	484	130	(13,587)	26,806	13,833	758	14,591

Profit or loss for the period	–	–	–	9,369	9,369	419	9,788

Other comprehensive income, net of tax:

Gains/(losses) on:(b)

Equity instruments	–	–	51	–	51	–	51

Cash flow hedges	–	–	(56)	–	(56)	1	(55)

Remeasurement of defined benefit pension plans	–	–	–	(330)	(330)	2	(328)

Currency retranslation gains/(losses)	–	–	(814)	(10)	(824)	(15)	(839)

Total comprehensive income	–	–	(819)	9,029	8,210	407	8,617

Dividends on ordinary capital	–	–	–	(4,081)	(4,081)	–	(4,081)

Repurchase of shares(c)	–	–	(6,020)	–	(6,020)	–	(6,020)

Cancellation of treasury shares(d)	(20)	–	5,069	(5,049)	–	–	–

Other movements in treasury shares(e)	–	–	(8)	(245)	(253)	–	(253)

Share-based payment credit(f)	–	–	–	196	196	–	196

Dividends paid to non-controlling interests	–	–	–	–	–	(342)	(342)

Currency retranslation gains/(losses) net of tax	–	(1)	–	–	(1)	–	(1)

Hedging gain/(loss) transferred to non-financial assets	–	–	71	–	71	–	71

Other movements in equity(g)	–	–	76	(634)	(558)	(103)	(661)

31 December 2018 (restated)(a)	464	129	(15,218)	26,022	11,397	720	12,117

Impact of adopting IFRIC 23 (see note 1)	–	–	–	(38)	(38)	–	(38)

1 January 2019 (restated)	464	129	(15,218)	25,984	11,359	720	12,079

Profit or loss for the period	–	–	–	5,625	5,625	401	6,026

Other comprehensive income, net of tax:

Gains/(losses) on:(b)

Equity instruments	–	–	25	–	25	4	29

Cash flow hedges	–	–	176	–	176	–	176

Remeasurement of defined benefit pension plans	–	–	–	352	352	1	353

Currency retranslation gains/(losses)	–	–	(18)	2	(16)	1	(15)

Total comprehensive income	–	–	183	5,979	6,162	407	6,569

Dividends on ordinary capital	–	–	–	(4,223)	(4,223)	–	(4,223)

Cancellation of treasury shares(d)	(44)	–	9,416	(9,372)	–	–	–

Other movements in treasury shares(e)	–	–	64	(231)	(167)	–	(167)

Share-based payment credit(f)	–	–	–	151	151	–	151

Dividends paid to non-controlling interests	–	–	–	–	–	(435)	(435)

Currency retranslation gains/(losses) net of tax	–	5	–	–	5	–	5

Hedging gain/(loss) transferred to non-financial assets	–	–	32	–	32	–	32

Other movements in equity	–	–	(51)	(76)	(127)	2	(125)

31 December 2019	420	134	(5,574)	18,212	13,192	694	13,886

(a)	Restated following adoption of IFRS 16. See note 1 and note 24 for further details.
(b)	Classification was changed in 2018 following adoption of IFRS 9.
(c)	Repurchase of shares reflects the cost of acquiring ordinary shares as part of the share buyback programmes announced on 19 April 2018 and 6 April 2017.
(d)

During 2019 254,012,896 NV ordinary shares and 18,660,634 PLC ordinary shares were cancelled and in 2018 122,965,077 PLC ordinary shares were cancelled. The amount paid to repurchase these shares was initially recognised in other reserves and is transferred to retained profit on cancellation.

(e)

Includes purchases and sales of treasury shares other than the share buyback programme, transfer from treasury shares to retained profit of share-settled schemes arising from prior years and differences between exercise and grant price of share options.

(f)	The share-based payment credit relates to the non-cash charge recorded in operating profit in respect of the fair value of share options and awards granted to employees.
(g)	2018 includes a €662 million premium paid for purchase of the non-controlling interest in Unilever South Africa from Remgro.

88	Annual Report on Form 20-F 2019

Financial Statements

Consolidated balance sheet

	Notes	€ million 31 December 2019	€ million 31 December 2018 (Restated)	(a)	€ million 1 January 2018 (Restated)	(a)

Assets

Non-current assets

Goodwill	9	18,067	17,341		16,881

Intangible assets	9	12,962	12,152		11,520

Property, plant and equipment	10	12,062	12,088		12,270

Pension asset for funded schemes in surplus	4B	2,422	1,728		2,173

Deferred tax assets	6B	1,336	1,152		1,118

Financial assets	17A	874	642		675

Other non-current assets	11	653	530		441

		48,376	45,633		45,078

Current assets

Inventories	12	4,164	4,301		3,962

Trade and other current receivables	13	6,695	6,482		5,219

Current tax assets		397	472		488

Cash and cash equivalents	17A	4,185	3,230		3,317

Other financial assets	17A	907	874		770

Assets held for sale	22	82	119		3,224

		16,430	15,478		16,980

Total assets		64,806	61,111		62,058

Liabilities

Current liabilities

Financial liabilities	15C	4,691	3,613		8,378

Trade payables and other current liabilities	14	14,768	14,457		13,426

Current tax liabilities		898	1,445		1,088

Provisions	19	620	624		525

Liabilities held for sale	22	1	11		170

		20,978	20,150		23,587

Non-current liabilities

Financial liabilities	15C	23,566	23,125		18,039

Non-current tax liabilities		182	174		118

Pensions and post-retirement healthcare liabilities:

Funded schemes in deficit	4B	1,157	1,209		1,225

Unfunded schemes	4B	1,461	1,393		1,509

Provisions	19	664	697		794

Deferred tax liabilities	6B	2,573	1,900		1,888

Other non-current liabilities	14	339	346		700

		29,942	28,844		24,273

Total liabilities		50,920	48,994		47,860

Equity

Shareholders’ equity

Called up share capital	15A	420	464		484

Share premium account		134	129		130

Other reserves	15B	(5,574)	(15,218)		(13,587)

Retained profit		18,212	26,022		26,413

		13,192	11,397		13,440

Non-controlling interests		694	720		758

Total equity		13,886	12,117		14,198

Total liabilities and equity		64,806	61,111		62,058

(a)	Restated following adoption of IFRS 16. See note 1 and note 24 for further details.

These financial statements have been approved by the Directors.

The Board of Directors

4 March 2020

Annual Report on Form 20-F 2019	89

Consolidated Financial Statements

Unilever Group continued

Consolidated cash flow statement

for the year ended 31 December

	Notes	€ million 2019	€ million 2018 (Restated) (a)	€ million 2017 (Restated) (a)

Net profit		6,026	9,788	6,456

Taxation		2,263	2,572	1,670

Share of net (profit)/loss of joint ventures/associates and other (income)/loss from non-current investments and associates		(176)	(207)	(173)

Net monetary (gain)/loss arising from hyperinflationary economies		(32)	(122)	–

Net finance costs	5	627	608	1,004

Operating profit		8,708	12,639	8,957

Depreciation, amortisation and impairment		1,982	2,216	2,025

Changes in working capital:		(9)	(793)	(68)

Inventories		313	(471)	(104)

Trade and other receivables		(445)	(1,298)	(506)

Trade payables and other liabilities		123	976	542

Pensions and similar obligations less payments		(260)	(128)	(904)

Provisions less payments		7	55	200

Elimination of (profits)/losses on disposals		60	(4,313)	(298)

Non-cash charge for share-based compensation		151	196	284

Other adjustments(b)		2	(260)	(153)

Cash flow from operating activities		10,641	9,612	10,043

Income tax paid		(2,532)	(2,294)	(2,164)

Net cash flow from operating activities		8,109	7,318	7,879

Interest received		146	110	154

Purchase of intangible assets		(210)	(203)	(158)

Purchase of property, plant and equipment		(1,316)	(1,329)	(1,509)

Disposal of property, plant and equipment		97	108	46

Acquisition of businesses and investments in joint ventures and associates		(1,122)	(1,336)	(4,896)

Disposal of businesses, joint ventures and associates		177	7,093	561

Acquisition of other non-current investments		(160)	(94)	(317)

Disposal of other non-current investments		55	151	251

Dividends from joint ventures, associates and other non-current investments		164	154	138

(Purchase)/sale of financial assets		(68)	(10)	(149)

Net cash flow (used in)/from investing activities		(2,237)	4,644	(5,879)

Dividends paid on ordinary share capital		(4,209)	(4,066)	(3,916)

Interest paid		(694)	(571)	(574)

Net change in short-term borrowings		337	(4,026)	2,695

Additional financial liabilities		5,911	10,595	8,851

Repayment of financial liabilities		(4,912)	(6,594)	(2,604)

Capital element of lease payments		(435)	(481)	(497)

Buyback of preference shares		–	–	(448)

Repurchase of shares		–	(6,020)	(5,014)

Other movements on treasury shares		(201)	(257)	(204)

Other financing activities		(464)	(693)	(309)

Net cash flow (used in)/from financing activities		(4,667)	(12,113)	(2,020)

Net increase/(decrease) in cash and cash equivalents		1,205	(151)	(20)

Cash and cash equivalents at the beginning of the year		3,090	3,169	3,198

Effect of foreign exchange rate changes		(179)	72	(9)

Cash and cash equivalents at the end of the year	17A	4,116	3,090	3,169

(a)	Restated following adoption of IFRS 16. See note 1 and 24 for further details.
(b)	2018 includes a non-cash credit of €277 million from early settlement of contingent consideration relating to Blueair.

The cash flows of pension funds (other than contributions and other direct payments made by the Group in respect of pensions and similar obligations) are not included in the Group cash flow statement.

90	Annual Report on Form 20-F 2019

Financial Statements

Notes to the Consolidated Financial Statements

Unilever Group

1. Accounting information and policies

The accounting policies adopted are the same as those which were applied for the previous financial year, except as set out below under the heading ‘Recent accounting developments’.

Basis of consolidation

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

Accounting policies

Accounting policies are included in the relevant notes to the consolidated financial statements. These are presented as text highlighted in grey on pages 91 to 142. The accounting policies below are applied throughout the financial statements.

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

The financial statements of group companies whose functional currency is the currency of a hyperinflationary economy are adjusted for inflation and then translated into euros using the balance sheet exchange rate. Amounts shown for prior years for comparative purposes are not modified. To determine the existence of hyperinflation, the Group assesses the qualitative and quantitative characteristics of the economic environment of the country, such as the cumulative inflation rate over the previous three years.

The ordinary share capital of NV and PLC is translated in accordance with the Equalisation Agreement. The difference between the value for PLC and the value by applying the year-end rate of exchange is taken to other reserves (see note 15B on page 118).

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

Hyperinflationary economies

The Argentinian economy was designated as hyperinflationary from 1 July 2018. As a result, application of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ has been applied to all Unilever entities whose functional currency is the Argentinian Peso for 2018 and 2019. The application of IAS 29 includes:

•	Adjustment of historical cost non-monetary assets and liabilities for the change in purchasing power caused by inflation from the date of initial recognition to the balance sheet date;
•	Adjustment of the income statement for inflation during the reporting period;
•	The income statement is translated at the period end foreign exchange rate instead of an average rate; and
•	Adjustment of the income statement to reflect the impact of inflation and exchange rate movement on holding monetary assets and liabilities in local currency.

The main effects of the Group consolidated financial statements for 2019 are:

•	Total assets are reduced by €42 million;
•	Turnover is reduced by €14 million;
•	Operating profit is reduced by €11 million; and
•	Monetary gain recognised of €32 million.

Annual Report on Form 20-F 2019	91

Notes to the Consolidated Financial Statements

Unilever Group continued

1. Accounting information and policies continued

Critical accounting estimates and judgements

The preparation of financial statements requires management to make estimates and judgements in the application of accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and judgements are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future period affected.

The following estimates are those that management believe have the most significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are:

•	Measurement of defined benefit obligations – the valuations of the Group’s defined benefit pension plan obligations are dependent on a number of assumptions. These include discount rates, inflation and life expectancy of scheme members. Details of these assumptions and sensitivities are in note 4B.
•	Measurement of consideration and assets and liabilities acquired as part of business combinations. See note 21 for further information. Estimates are required to value the assets and liabilities acquired in business combinations. Intangible assets such as brands are commonly a core part of an acquired business as they allow us to obtain more value than would otherwise be possible.

The following judgements are those that management believe have the most significant effect on the amounts recognised in the Group’s financial statements:

•	Separate presentation of items in the income statement – certain items of income or expense are presented separately as non-underlying items. These are excluded in several of our performance measures, including underlying operating profit and underlying earnings per share due to their nature and/or frequency of occurrence. See note 3 for further details.

•	Utilisation of tax losses and recognition of other deferred tax assets – The Group operates in many countries and is subject to taxes in numerous jurisdictions. Management uses judgement to assess the recoverability of tax assets such as whether there will be sufficient future taxable profits to utilise losses – see note 6B.
•	Likelihood of occurrence of provisions and contingent liabilities – events can occur where there is uncertainty over future obligations. Judgement is required to determine if an outflow of economic resources is probable, or possible but not probable. Where it is probable, a liability is recognised and further judgement is used to determine the level of the provision. Where it is possible but not probable, further judgement is used to determine if the likelihood is remote, in which case no disclosures are provided; if the likelihood is not remote then judgement is used to determine the contingent liability disclosed. Unilever does not have provisions and contingent liabilities for the same matters. External advice is obtained for any material cases. See notes 6A, 19 and 20.
•	Recognition of pension surplus – where there is an accounting surplus on a defined benefit plan, management uses judgement to determine whether the Group can realise the surplus through refunds, reductions in future combinations or a combination of both.
•	Recognition and measurement of IFRS 16 assets and liabilities – the Group adopted IFRS 16 on 1 January 2019 and restated all prior periods that are reported. In recognising and measuring lease assets and liabilities on the balance sheet, the Group applied judgement in determining whether each contract is or contains a lease. This included an assessment about whether the contract depends on a specified asset, whether the Group obtains substantially all the economic benefits from the use of that asset, and whether the Group has the right to direct the use of that asset. The Group also exercised judgement in determining the lease term as the non-cancellable term of the lease, together with the impact of options to extend or terminate the lease if it is reasonably certain to be exercised.

Recent accounting developments

Adopted by the group

The Group applied for the first-time amendments to the following standards from 1 January 2019.

Applicable standard	Key requirements or changes in accounting policy	Implementation progress and expected impact

IFRS 16 ‘Leases’

This standard changes the recognition, measurement, presentation and disclosure of leases. In particular it requires lessees to record all leases on the balance sheet with exemptions available for low value and short-term leases. At the commencement of a lease, a lessee recognises lease payments (lease liability) and an asset representing the right to use the asset during the lease term (leased asset). Lessees subsequently reduce the lease liability when paid and recognise depreciation on the leased asset.

A lease liability is remeasured upon the occurrence of certain events such as a change in the lease term or a change in an index or rate used to determine lease payments. The remeasurement normally also adjusts the leased asset.

The standard has no impact on the actual cash flows of a group. However the standard requires the capitalisation, and subsequent depreciation, of costs that were previously expensed as paid which impacts disclosures of cash flows within the cash flow statement. The amounts previously expensed as operating cash outflows are instead capitalised and presented as financing cash outflows.

The Group has adopted IFRS 16 Leases in its reporting from 1 January 2019, applying the standard using the ‘full retrospective’ approach, and amounts relating to the years ended 31 December 2018 and 2017 have been restated in these financial statements.

The Group has recognised all leases on its balance sheet upon transition to IFRS 16, except for short-term leases (less than a year) and leases for low-value assets.

The impact of adopting IFRS 16 on the Group’s financial statements is further detailed in note 24.

IFRIC 23 ‘Uncertainty over income tax treatments’	This interpretation clarifies how entities should reflect uncertainties over income tax treatments.	The Group applies judgement in identifying uncertainties over income tax treatments and has adjusted its uncertain tax provisions to be in line with the new criteria. The Group has elected to recognise the cumulative impact of €38 million within opening retained earnings.

92	Annual Report on Form 20-F 2019

Financial Statements

Applicable standard	Key requirements or changes in accounting policy	Implementation progress and expected impact

Amendments to IAS 19 ‘Employee Benefits’	The change requires that following plan amendments, curtailments or settlements, current service and net interest costs for the remainder of the reporting period should be calculated in line with updated actuarial assumptions.	The amendment is applied prospectively. During the period the amendment had no impact on the Group financial statements.

All other standards or amendments to standards that have been issued by the IASB and were effective by 1 January 2019 were not applicable or material to Unilever.

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

Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39 and IFRS 7 Effective from the year ending 31 December 2020

The amendments modify specific hedge accounting requirements so entities can continue to forecast future cash flows assuming that the interest rate benchmark will continue despite ongoing reviews of interest rate benchmark reform. As a result there is no requirement for an entity to discontinue hedge relationships or to reassess the economic relationships between hedged items and hedging instruments as a result of the uncertainties of the interest rate benchmark reform.

We do not have material derivatives that refer to an interest rate benchmark so these amendments will not have a material impact on Unilever.

IFRS 17 ‘Insurance Contracts’ Effective from the year ending 31 December 2022	This standard introduces a new model for accounting for insurance contracts. Work continues to review existing arrangements to determine the impact on adoption. Based on preliminary work the impact is estimated to be immaterial.

All other standards or amendments to standards that have been issued by the IASB and are effective from 1 January 2020 onwards are not applicable or material to Unilever.

2. Segment information

Segmental reporting

Beauty & Personal Care	– primarily sales of skin cleansing (soap, shower), skin care (face, hand and body moisturisers), hair care (shampoo, conditioner, styling) and deodorants categories.

Foods & Refreshment	– primarily sales of ice cream, savoury (soups, bouillons, seasoning), dressings (mayonnaise, ketchup) and tea categories.

Home Care	– primarily sales of fabric category (washing powders and liquids, rinse conditioners) and includes a wide range of cleaning products.

Revenue

Turnover comprises sales of goods after the deduction of discounts, sales taxes and estimated returns. It does not include sales between group companies. Discounts given by Unilever include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs and are based on the contractual arrangements with each customer. Discounts can either be immediately deducted from the sales value on the invoice or off-invoice and settled later through credit notes when the precise amounts are known. Rebates are generally off-invoice. Amounts provided for discounts at the end of a period require estimation; historical data and accumulated experience is used to estimate the provision using the most likely amount method and in most instances the discount can be estimated using known facts with a high level of accuracy. Any differences between actual amounts settled and the amounts provided are not material and recognised in the subsequent reporting period.

Customer contracts generally contain a single performance obligation and turnover is recognised when control of the products being sold has transferred to our customer as there are no longer any unfulfilled obligations to the customer. This is generally on delivery to the customer but depending on individual customer terms, this can be at the time of dispatch, delivery or upon formal customer acceptance. This is considered the appropriate point where the performance obligations in our contracts are satisfied as Unilever no longer has control over the inventory.

Our customers have the contractual right to return goods only when authorised by Unilever. At 31 December 2019, an estimate has been made of goods that will be returned and a liability has been recognised for this amount. An asset has also been recorded for the corresponding inventory that is estimated to return to Unilever using a best estimate based on accumulated experience.

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

Annual Report on Form 20-F 2019	93

Notes to the Consolidated Financial Statements

Unilever Group continued

2. Segment information continued

Our segments are comprised of similar product categories. 9 categories (2018: 9; 2017: 10) individually accounted for 5% or more of our revenue in one or more of the last three years. The following table shows the relevant contribution of these categories to group revenue for the periods shown:

Category	Segment	2019	2018	2017

Fabric	Home Care	15%	15%	15%

Ice cream	Foods & Refreshment	13%	13%	13%

Hair care	Beauty & Personal Care	12%	12%	11%

Savoury	Foods & Refreshment	11%	11%	11%

Skin cleansing	Beauty & Personal Care	10%	10%	10%

Deodorants	Beauty & Personal Care	8%	8%	8%

Skin care	Beauty & Personal Care	8%	7%	6%

Tea	Foods & Refreshment	6%	6%	5%

Dressings	Foods & Refreshment	5%	5%	6%

Spreads	Foods & Refreshment	-	3%	6%

Other		12%	10%	9%

The group operating segment information is provided based on three product areas: Beauty & Personal Care, Foods & Refreshment and Home Care

	Notes	€ million Beauty & Personal Care	€ million Foods & Refreshment	€ million Home Care	€ million Total

2019

Turnover		21,868	19,287	10,825	51,980

Operating profit		4,520	2,811	1,377	8,708

Non-underlying items	3	440	571	228	1,239

Underlying operating profit		4,960	3,382	1,605	9,947

Share of net profit/(loss) of joint ventures and associates		1	171	4	176

Significant non-cash charges:

Within underlying operating profit:

Depreciation and amortisation		693	902	369	1,964

Share-based compensation and other non-cash charges(b)		62	56	50	168

Within non-underlying items:

Impairment and other non-cash charges(c)		105	159	46	310

2018 (Restated)(a)

Turnover		20,624	20,227	10,131	50,982

Operating profit		4,165	7,287	1,187	12,639

Non-underlying items	3	378	(3,711)	157	(3,176)

Underlying operating profit		4,543	3,576	1,344	9,463

Share of net profit/(loss) of joint ventures and associates		(1)	183	3	185

Significant non-cash charges:

Within underlying operating profit:

Depreciation and amortisation		686	949	373	2,008

Share-based compensation and other non-cash charges(b)		102	102	46	250

Within non-underlying items:

Impairment and other non-cash charges(c)		122	164	263	549

2017 (Restated)(a)

Turnover		20,697	22,444	10,574	53,715

Operating profit		4,140	3,657	1,160	8,957

Non-underlying items	3	272	121	150	543

Underlying operating profit		4,412	3,778	1,310	9,500

Share of net profit/(loss) of joint ventures and associates		8	143	4	155

Significant non-cash charges:

Within underlying operating profit:

Depreciation and amortisation		641	1,059	325	2,025

Share-based compensation and other non-cash charges(b)		164	174	79	417

Within non-underlying items:

Impairment and other non-cash charges(c)		80	191	48	319

(a)	Restated following adoption of IFRS 16. See note 1 and note 24 for further details.
(b)	Other non-cash charges within underlying operating profit include movements in provisions from underlying activities, excluding movements arising from non-underlying activities.
(c)	Other non-cash charges within non-underlying items includes movements in restructuring provisions and certain legal provisions (in 2018 and 2017).

The Unilever Group is not reliant on turnover from transactions with any single customer and does not receive 10% or more of its turnover from transactions with any single customer.

Segment assets and liabilities are not provided because they are not reported to or reviewed by our chief operating decision-maker, which is Unilever Leadership Executive (ULE).

94	Annual Report on Form 20-F 2019

Financial Statements

2. Segment information continued

The home countries of the Unilever Group are the Netherlands and the United Kingdom. Turnover and non-current assets for these two countries combined, for the United States (being the largest country outside the home countries) and for all other countries are:

	€ million Netherlands /United Kingdom	€ million United States	€ million Others	€ million Total

2019

Turnover	3,508	8,702	39,770	51,980

Non-current assets(b)	4,705	13,326	25,714	43,744

2018 (Restated)(a)

Turnover	3,679	8,305	38,998	50,982

Non-current assets(b)	4,336	12,471	25,304	42,111

2017 (Restated)(a)

Turnover	3,849	8,532	41,334	53,715

Non-current assets(b)	4,101	12,110	24,901	41,112

(a)	Restated following adoption of IFRS 16. See note 1 and note 24 for further details.
(b)

For the purpose of this table, non-current assets include goodwill, intangible assets, property, plant and equipment and other non-current assets as shown on the consolidated balance sheet on page 89. Goodwill is attributed to the countries where the acquired business operated at the time of acquisition; all other assets are attributed to the countries where they were acquired.

No other country had turnover or non-current assets (as shown above) greater than 10% of the Group total.

Additional information by geographies

Although the Group’s operations are managed by product area, we provide additional information based on geographies. The analysis of turnover by geographical area is stated on the basis of origin.

	€ million Asia/ AMET/RUB(b)	€ million The Americas	€ million Europe	€ million Total

2019

Turnover	24,129	16,482	11,369	51,980

Operating profit	4,418	2,683	1,607	8,708

Non-underlying items	439	395	405	1,239

Underlying operating profit	4,857	3,078	2,012	9,947

Share of net profit/(loss) of joint ventures and associates	(5)	126	55	176

2018 (Restated)(a)

Turnover	22,868	16,020	12,094	50,982

Operating profit	4,824	3,621	4,194	12,639

Non-underlying items	(437)	(892)	(1,847)	(3,176)

Underlying operating profit	4,387	2,729	2,347	9,463

Share of net profit/(loss) of joint ventures and associates	–	114	71	185

2017 (Restated)(a)

Turnover	23,266	17,525	12,924	53,715

Operating profit	3,847	3,120	1,990	8,957

Non-underlying items	306	(23)	260	543

Underlying operating profit	4,153	3,097	2,250	9,500

Share of net profit/(loss) of joint ventures and associates	12	112	31	155

(a)	Restated following adoption of IFRS 16. See note 1 and note 24 for further details.
(b)	Refers to Asia, Africa, Middle East, Turkey, Russia, Ukraine and Belarus.

Transactions between the Unilever Group’s geographical regions are immaterial and are carried out on an arm’s length basis.

3. Operating costs and non-underlying items

Operating costs

Operating costs include cost of sales, brand and marketing investment and overheads.

(i) Cost of sales

Cost of sales includes the cost of inventories sold during the period and distribution costs. The cost of inventories are raw and packaging materials and related production costs. Distribution costs are charged to the income statement as incurred.

(ii) Brand and marketing investment

Brand and marketing investment include costs related to creating and maintaining brand equity and brand awareness. This includes media, advertising production, promotional materials and engagement with consumers. These costs are charged to the income statement as incurred.

(iii) Overheads

Overheads include staff costs associated with sales activities and central functions such as finance, human resources and research and development costs. Research and development costs are staff costs, material costs, depreciation of property, plant and equipment and other costs that are directly attributable to research and product development activities. These costs are charged to the income statement as incurred.

Annual Report on Form 20-F 2019	95

Notes to the Consolidated Financial Statements

Unilever Group continued

3. Operating costs and non-underlying items continued

Non-underlying items

These items are relevant to an understanding of our financial performance due to their nature and/or frequency of occurrence.

(i) Non-underlying items within operating profit

These are gains and losses on business disposals, acquisition and disposal-related costs, restructuring costs, impairments and one-off items within operating profit. Restructuring costs are charges associated with activities planned by management that significantly change either the scope of the business or the manner in which it is conducted.

(ii) Non-underlying items not in operating profit but within net profit

These are net monetary gain or loss arising from hyperinflationary economies and significant and unusual items in net finance cost, share of profit/ (loss) of joint ventures and associates and taxation.

	€ million 2019	€ million 2018 (Restated) (a)	€ million 2017 (Restated) (a)

Turnover	51,980	50,982	53,715

Cost of sales	(29,102)	(28,703)	(30,484)

of which:

Distribution costs	(3,089)	(3,057)	(3,202)

Production costs	(3,701)	(3,732)	(4,190)

Raw and packaging materials and goods purchased for resale	(20,769)	(20,516)	(21,587)

Other	(1,543)	(1,398)	(1,505)

Gross profit	22,878	22,279	23,231

Selling and administrative expenses	(12,931)	(12,816)	(13,731)

of which:

Brand and marketing investment	(7,272)	(7,150)	(7,575)

Overheads	(5,659)	(5,666)	(6,156)

of which: Research and development	(840)	(900)	(900)

Non-underlying items within operating profit before tax	(1,239)	3,176	(543)

Operating profit	8,708	12,639	8,957

(a)	Restated following adoption of IFRS 16. See note 1 and note 24 for further details.

Exchange losses within operating costs are €41 million (2018: €49 million; 2017: €214 million).

Non-underlying items

Non-underlying items are disclosed on the face of the income statement to provide additional information to users to help them better understand underlying business performance.

	€ million 2019	€ million 2018	€ million 2017

Non-underlying items within operating profit before tax	(1,239)	3176	(543)

Acquisition and disposal-related costs(a)	(132)	76	(159)

Gain/(loss) on disposal of group companies(b)	70	4,331	334

Restructuring costs(c)	(1,159)	(914)	(638)

Impairments(d)	(18)	(208)	–

One-off items(e)	–	(109)	(80)

Tax on non-underlying items within operating profit(f)	309	(259)	77

Non-underlying items within operating profit after tax	(930)	2,917	(466)

Non-underlying items not in operating profit but within net profit before tax	35	154	(382)

Premium paid on buyback of preference shares	–	–	(382)

Share of gain on disposal of Spreads business in Portugal JV	3	32	–

Net monetary gain arising from hyperinflationary economies	32	122	–

Tax impact of non-underlying items not in operating profit but within net profit(f)	(196)	(29)	578

Impact of US tax reform(g)	–	(29)	578

Taxes related to the reorganisation of our European business	(175)	–	–

Hyperinflation adjustment for Argentina deferred tax	(21)	–	–

Non-underlying items not in operating profit but within net profit after tax	(161)	125	196

Non-underlying items after tax(h)	(1,091)	3,042	(270)

Attributable to:

Non-controlling interest	(28)	18	(8)

Shareholders’ equity	(1,063)	3,024	(262)

(a)	2018 includes a credit of €277 million from early settlement of contingent consideration relating to Blueair.
(b)

2019 includes a gain of €57 million relating to the disposal of Alsa. 2018 includes a gain of €4,331 million on disposal of spreads business. 2017 includes a gain of €309 million from the sale of AdeS soy beverage business in Latin America.

(c)	Restructuring costs are comprised of various supply chain optimisation projects and organisational change programmes across markets all of which have been further accelerated during 2019.
(d)

2019 includes a charge of €18 million relating to an impairment of goodwill for a local business classified to held for sale. 2018 includes a charge of €208 million relating to impairment of Blueair intangible asset.

(e)

2018 includes a charge of €98 million for litigation matters comprised of €48 million for UK pension obligations and €50 million for legal cases in relation to investigations by national competition authorities. 2017 includes an €80 million charge for legal cases in relation to investigations by national competition authorities including those within Italy and South Africa.

(f)

Tax impact of non-underlying items shown in the income statement is the total of tax on non-underlying items within operating profit and the tax impact of non-underlying items not in operating profit but within net profit.

(g)

On 22 December 2017, HR1, formerly known as the Tax Cuts and Jobs Act was signed into law in the United States. As a result, tax benefit of €578 million was recognised in 2017, primarily due to re-measurement of deferred tax assets and liabilities at the new lower 21% federal tax rate.

(h)	Non-underlying items after tax is calculated as non-underlying items within operating profit after tax plus non-underlying items not in operating profit but within net profit after tax.

96	Annual Report on Form 20-F 2019

Financial Statements

4. Employees

4A. Staff and management costs

Staff costs	€ million 2019	€ million 2018	€ million 2017

Wages and salaries	(5,364)	(5,346)	(5,416)

Social security costs	(541)	(571)	(613)

Other pension costs	(334)	(439)	(399)

Share-based compensation costs	(151)	(196)	(284)

	(6,390)	(6,552)	(6,712)

Average number of employees during the year	‘000 2019	‘000 2018	‘000 2017

Asia/AMET/RUB	84	88	93

The Americas	40	40	41

Europe	29	30	31

	153	158	165

Key management compensation	€ million 2019	€ million 2018	€ million 2017

Salaries and short-term employee benefits	(42)	(40)	(34)

Post-employment benefits	–	–	–

Share-based benefits(a)	(16)	(13)	(26)

	(58)	(53)	(60)

Of which: Executive Directors	(9)	(13)	(17)

Other(b)	(49)	(40)	(43)

Non-Executive Directors’ fees	(2)	(2)	(2)

	(60)	(55)	(62)

(a)

Share-based benefits are shown based on the expense recognised in the income statement. Share-based benefits compensation for key management on a vesting basis is €17 million (2018: €19 million; 2017: €20 million).

(b)	Other includes all members of the Unilever Leadership Executive, other than Executive Directors.

Key management are defined as the members of Unilever Leadership Executive (ULE) and the Non-Executive Directors. Compensation for the ULE includes the full-year compensation for ULE members who joined part way through the year.

Annual Report on Form 20-F 2019	97

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

All defined benefit plans are subject to regular actuarial review using the projected unit method by external consultants. The Group policy is that the most material plans, representing approximately 84% of the defined benefit liabilities, are formally valued every year. Other material plans, accounting for a further 12% of the liabilities, have their liabilities updated each year. Group policy for the remaining plans requires a full actuarial valuation at least every three years. Asset values for all plans are updated every year.

For defined contribution plans, the charges to the income statement are the company contributions payable, as the company’s obligation is limited to the contributions paid into the plans. The assets and liabilities of such plans are not included in the balance sheet of the Group.

Description of plans

The Group increasingly operates a number of defined contribution plans, the assets of which are held in external funds. In certain countries the Group operates defined benefit pension plans based on employee pensionable remuneration and length of service. The majority of defined benefit plans are either career average, final salary or hybrid plans and operate on a funded basis with assets held in external funds. Benefits are determined by the plan rules and are linked to inflation in some countries. Our largest plans are in the UK and Netherlands. In the UK, we operate a combination of an open career average defined benefit plan with a salary limit for benefit accrual, and a defined contribution plan. In the Netherlands, we operate a collective defined contribution plan for all new benefit accrual and a closed career average defined benefit plan for benefits built up to April 2015.

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

Assumptions

With the objective of presenting the assets and liabilities of the pensions and other post-employment benefit plans at their fair value on the balance sheet, assumptions under IAS 19 are set by reference to market conditions at the valuation date. The actuarial assumptions used to calculate the benefit liabilities vary according to the country in which the plan is situated. The following table shows the assumptions, weighted by liabilities, used to value the principal defined benefit plans (representing approximately 96% of total pension liabilities and other post-employment benefit liabilities).

	31 December 2019		31 December 2018
	Defined benefit pension plans	Other post- employment benefit plans	Defined benefit pension plans	Other post- employment benefit plans

Discount rate	1.9%	3.9%	2.7%	4.8%

Inflation	2.3%	n/a	2.5%	n/a

Rate of increase in salaries	2.9%	3.0%	2.8%	3.0%

Rate of increase for pensions in payment (where provided)	2.2%	n/a	2.4%	n/a

Rate of increase for pensions in deferment (where provided)	2.4%	n/a	2.6%	n/a

Long-term medical cost inflation	n/a	5.4%	n/a	5.3%

The valuations of other post-employment benefit plans generally assume a higher initial level of medical cost inflation, which falls from 7% to the long-term rate within the next five years. Assumed healthcare cost trend rates have a significant effect on the amounts reported for healthcare plans.

98	Annual Report on Form 20-F 2019

Financial Statements

4B. Pensions and similar obligations continued

For the UK and Netherlands pension plans, representing approximately 69% of all defined benefit pension liabilities, the assumptions used at 31 December 2019 and 2018 were:

	United Kingdom		Netherlands

	2019	2018	2019	2018

Discount rate	2.0%	2.8%	1.1%	1.8%

Inflation	2.9%	3.2%	1.5%	1.6%

Rate of increase in salaries	3.2%	3.1%	2.0%	2.1%

Rate of increase for pensions in payment
(where provided)	2.8%	3.1%	1.5%	1.6%

Rate of increase for pensions in deferment (where provided)	2.8%	3.1%	1.5%	1.6%

Number of years a current pensioner is expected to live beyond age 65:

Men	21.6	22.1	22.6	22.5

Women	23.4	24.0	24.1	24.0

Number of years a future pensioner currently aged 45 is expected to live beyond age 65:

Men	22.6	22.7	24.5	24.4

Women	24.6	25.6	26.2	26.1

Demographic assumptions, such as mortality rates, are set with having regard to the latest trends in life expectancy (including expectations of future improvements), plan experience and other relevant data. These assumptions are reviewed and updated as necessary as part of the periodic actuarial valuation of the pension plans. The years of life expectancy for 2019 above have been translated from the following tables:

UK: The year of use S3 series all pensioners (“S3PMA” and “S3PFA_M”) tables have been adopted, which are based on the experience of UK pension schemes over the period 2009-2016. Scaling factors are applied reflecting the experience of our pension funds appropriate to the member’s gender and status. Future improvements in longevity have been allowed for in line with the 2018 CMI core projections (Sk = 7.0 and “A” parameter = 0.0%) and a 1.0% long-term improvement rate.

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

Income statement

The charge to the income statement comprises:

	Notes	€ million 2019	€ million 2018	€ million 2017

Charged to operating profit:

Defined benefit pension and other benefit plans:

Current service cost		(216)	(220)	(245)

Employee contributions		17	17	18

Special termination benefits		(5)	(16)	(4)

Past service cost including (losses)/gains on curtailments		65	(41)	23

Settlements		(2)	–	4

Defined contribution plans		(193)	(179)	(195)

Total operating cost	4A	(334)	(439)	(399)

Finance income/(cost)	5	(30)	(25)	(96)

Net impact on the income statement (before tax)		(364)	(464)	(495)

Statement of comprehensive income

Amounts recognised in the statement of comprehensive income on the remeasurement of the net defined benefit liability.

	€ million 2019	€ million 2018	€ million 2017

Return on plan assets excluding amounts included in net finance income/(cost)	2,385	(1,108)	1,475

Actuarial gains/(losses) arising from changes in demographic assumptions	183	42	222

Actuarial gains/(losses) arising from changes in financial assumptions	(2,138)	611	(210)

Experience gains/(losses) arising on pension plan and other benefit plan liabilities	(12)	18	133

Change in asset ceiling, excluding amounts included in finance cost	(37)	–	–

Total of defined benefit costs recognised in other comprehensive income	381	(437)	1,620

Annual Report on Form 20-F 2019	99

Notes to the Consolidated Financial Statements

Unilever Group continued

4B. Pensions and similar obligations continued

Balance sheet

The assets, liabilities and surplus/(deficit) position of the pension and other post-employment benefit plans at the balance sheet date were:

	€ million 2019		€ million 2018
	Pension plans	Other post- employment benefit plans	Pension plans	Other post- employment benefit plans

Fair value of assets	23,749	14	20,867	13

Present value of liabilities	(23,438)	(484)	(21,288)	(466)

Computed net assets/(liabilities)	311	(470)	(421)	(453)

Irrecoverable surplus(a)	(37)	–	–	–

Net pension assets/(liabilities)	274	(470)	(421)	(453)

Of which in respect of:

Funded plans in surplus:

Liabilities	(17,772)	–	(16,182)	–

Assets	20,229	2	17,909	1

Aggregate Surplus:	2,457	2	1,727	1

Irrecoverable surplus	(37)	–	–	–

Pension asset net of liabilities	2,420	2	1,727	1

Funded plans in deficit:

Liabilities	(4,657)	(32)	(4,149)	(30)

Assets	3,520	12	2,958	12

Pension liability net of assets	(1,137)	(20)	(1,191)	(18)

Unfunded plans:

Pension liability	(1,009)	(452)	(957)	(436)

(a)

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

Reconciliation of change in assets and liabilities

Movements in assets during the year:

The group of plans within ‘Rest of world’ category in the tables below are not materially different with respect to their risks that would require disaggregated disclosure.

	UK	Netherlands	Rest of world	€ million 2019 Total	UK	Netherlands	Rest of world	€ million 2018 Total

1 January	10,329	4,996	5,555	20,880	11,038	5,357	5,987	22,382

Employee contributions	–	–	17	17	–	–	17	17

Settlements	–	–	–	–	–	–	(1)	(1)

Actual return on plan assets (excluding amounts in net finance income/charge)	1,233	588	564	2,385	(459)	(303)	(346)	(1,108)

Change in asset ceiling, excluding amounts included in finance cost	–	–	(37)	(37)	–	–	–	–

Interest income	292	89	192	573	274	95	182	551

Employer contributions	94	14	293	401	95	14	274	383

Benefit payments	(455)	(165)	(588)	(1,208)	(472)	(166)	(561)	(1,199)

Currency retranslation	629	–	84	713	(147)	–	12	(135)

Others	–	–	2	2	–	(1)	(9)	(10)

31 December	12,122	5,522	6,082	23,726	10,329	4,996	5,555	20,880

100	Annual Report on Form 20-F 2019

Financial Statements

4B. Pensions and similar obligations continued

Movements in liabilities during the year:

	UK	Netherlands	Rest of world	€ million 2019 Total	UK	Netherlands	Rest of world	€ million 2018 Total

1 January	(9,739)	(4,664)	(7,351)	(21,754)	(10,255)	(4,913)	(7,775)	(22,943)

Current service cost	(104)	(4)	(108)	(216)	(109)	(4)	(107)	(220)

Special termination benefits	–	–	(5)	(5)	–	–	(16)	(16)

Past service costs including (losses)/gains on curtailments	56	–	9	65	(46)	8	(3)	(41)

Settlements	–	–	(2)	(2)	–	–	1	1

Interest cost	(276)	(82)	(245)	(603)	(254)	(87)	(235)	(576)

Actuarial gain/(loss) arising from changes in demographic assumptions	157	14	12	183	–	53	(11)	42

Actuarial gain/(loss) arising from changes in financial assumptions	(955)	(511)	(672)	(2,138)	351	84	176	611

Actuarial gain/(loss) arising from experience adjustments	(44)	(15)	47	(12)	(45)	37	26	18

Benefit payments	455	165	588	1,208	472	166	561	1,199

Currency retranslation	(551)	–	(77)	(628)	147	–	14	161

Others	–	–	(20)	(20)	–	(8)	18	10

31 December	(11,001)	(5,097)	(7,824)	(23,922)	(9,739)	(4,664)	(7,351)	(21,754)

Movements in (deficit)/surplus during the year:

	UK	Netherlands	Rest of world	€ million 2019 Total	UK	Netherlands	Rest of world	€ million 2018 Total

1 January	590	332	(1,796)	(874)	783	444	(1,788)	(561)

Current service cost	(104)	(4)	(108)	(216)	(109)	(4)	(107)	(220)

Employee contributions	–	–	17	17	–	–	17	17

Special termination benefits	–	–	(5)	(5)	–	–	(16)	(16)

Past service costs including (losses)/gains on curtailments	56	–	9	65	(46)	8	(3)	(41)

Settlements	–	–	(2)	(2)	–	–	–	–

Actual return on plan assets (excluding amounts in net finance income/charge)	1,233	588	564	2,385	(459)	(303)	(346)	(1,108)

Interest cost	(276)	(82)	(245)	(603)	(254)	(87)	(235)	(576)

Interest income	292	89	192	573	274	95	182	551

Actuarial gain/(loss) arising from changes in demographic assumptions	157	14	12	183	–	53	(11)	42

Actuarial gain/(loss) arising from changes in financial assumptions	(955)	(511)	(672)	(2,138)	351	84	176	611

Actuarial gain/(loss) arising from experience adjustments	(44)	(15)	47	(12)	(45)	37	26	18

Employer contributions	94	14	293	401	95	14	274	383

Benefit payments	–	–	–	–	–	–	–	–

Currency retranslation	78	–	7	85	–	–	26	26

Change in asset ceiling, excluding amounts included in finance cost	–	–	(37)	(37)	–	–	–	–

Others	–	–	(18)	(18)	–	(9)	9	–

31 December	1,121	425	(1,742)	(196)	590	332	(1,796)	(874)

The actual return on plan assets during 2019 was €2,958 million, being €2,385 million of asset returns and € 573 million of interest income shown in the tables above (2018: €(557) million).

Movements in irrecoverable surplus during the year:

	UK	Netherlands	Rest of world	€ million 2019 Total	UK	Netherlands	Rest of world	€ million 2018 Total

1 January	–	–	–	–	–	–	–	–

Change in asset ceiling, excluding amounts included in finance cost	–	–	(37)	(37)	–	–	–	–

31 December	–	–	(37)	(37)	–	–	–	–

No amounts were included in finance cost in respect of irrecoverable surplus in 2019 or 2018.

Annual Report on Form 20-F 2019	101

Notes to the Consolidated Financial Statements

Unilever Group continued

4B. Pensions and similar obligations continued

The duration of the principal defined benefit plan liabilities (representing 96% of total pension liabilities and other post-employment benefit liabilities) and the split of liabilities between different categories of plan participants are:

	UK	Netherlands	Rest of world(a)	2019 Total	UK	Netherlands	Rest of world(a)	2018 Total

Duration (years)	18	19	13	7 to 23	17	18	12	7 to 23

Active members	14%	14%	21%	16%	12%	15%	21%	15%

Deferred members	34%	41%	17%	31%	33%	38%	16%	29%

Retired members	52%	45%	62%	53%	55%	47%	63%	56%

(a)	Rest of world numbers shown are weighted averages by liabilities.

Plan assets

The fair value of plan assets, which are reported net of fund liabilities that are not employee benefits, at the end of the reporting period for each category are as follows:

The group of plans within “Rest of world” category in the tables below are not materially different with respect to their risks that would require disaggregated disclosure.

	€ million 31 December 2019				€ million 31 December 2018
	UK	Netherlands	Rest of world	2019 Total	UK	Netherlands	Rest of world	2018 Total

Total plan assets	12,122	5,522	6,105	23,749	10,329	4,996	5,542	20,867
Assets

Equities total	4,173	1,831	1,752	7,756	3,182	1,594	1,505	6,281

Europe	930	517	583	2,030	731	480	451	1,662

North America	2,312	825	707	3,844	1,723	714	682	3,119

Other	931	489	462	1,882	728	400	372	1,500

Fixed income total	5,317	2,795	3,250	11,362	4,963	2,595	2,947	10,505

Government bonds	2,711	765	1,369	4,845	2,474	769	1,253	4,496

Investment grade corporate bonds	1,120	542	1,272	2,934	984	502	1,167	2,653

Other fixed income	1,486	1,488	609	3,583	1,505	1,324	527	3,356

Private equity	325	65	6	396	363	82	2	447

Property and real estate	916	491	321	1,728	852	451	276	1,579

Hedge funds	688	–	69	757	663	–	120	783

Other	454	289	415	1,158	435	293	389	1,117

Other plans	–	–	300	300	–	–	312	312

Assets/fund (liabilities) that are not employee benefits

Derivatives	249	51	(8)	292	(129)	(19)	(9)	(157)

The fair values of the above equity and fixed income instruments are determined based on quoted market prices in active markets. The fair value of private equity, properties, derivatives and hedge funds are not based on quoted market prices in active markets. The Group uses derivatives and other instruments to hedge some of its exposure to inflation and interest rate risk – the degree of this hedging of liabilities was 55% for interest rate and 55% for inflation for the UK plan and 32% for interest rate and 20% for inflation for the Netherlands plan. Foreign currency exposures in part are also hedged by the use of forward foreign exchange contracts. Assets included in the Other category are commodities, cash and insurance contracts which are also unquoted assets.

Equity securities include Unilever securities amounting to €12 million (0.05% of total plan assets) and €12 million (0.1% of total plan assets) at 31 December 2019 and 2018 respectively. Property includes property occupied by Unilever amounting to €30 million at 31 December 2019 (2018: €28 million).

The pension assets above exclude the assets in a Special Benefits Trust amounting to €54 million (2018: €59 million) to fund pension and similar liabilities in the United States (see also note 17A on page 129).

Sensitivities

The sensitivity of the overall pension liabilities to changes in the weighted key assumptions are:

		Change in liabilities
	Change in assumption	UK	Netherlands	Total

Discount rate	Increase by 0.5%	-8%	-9%	-8%

Inflation rate	Increase by 0.5%	6%	9%	6%

Life expectancy	Increase by 1 year	5%	5%	5%

Long-term medical cost inflation(b)	Increase by 1.0%	0%	0%	3%

(b)	Long-term medical cost inflation only relates to post-retirement medical plans.

An equivalent decrease in each assumption would have an equal and opposite impact on liabilities.

102	Annual Report on Form 20-F 2019

Financial Statements

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

Cash flow

Group cash flow in respect of pensions and similar post-employment benefits comprises company contributions paid to funded plans and benefits paid by the company in respect of unfunded plans. The table below sets out these amounts:

	€ million 2020 Estimate	€ million 2019	€ million 2018	€ million 2017

Company contributions to funded plans:

Defined benefit(a)	340	244	238	954

Defined contributions	210	193	179	195

Benefits paid by the company in respect of unfunded plans:

Defined benefit	150	157	144	151

Group cash flow in respect of pensions and similar benefits	700	594	561	1,300

(a)

Following the conclusion of the 2019 Funding valuation of the US Unicare Pension plan, the Group will contribute $100 million into the plan in 2020. Deficit contributions to the US pension plan are expected to be nil for the following few years. Following the conclusion of the 2016 triennial valuation    of the UK pension fund the Group, in agreement with the trustees, decided to contribute £600 million into the fund in 2017. Following conclusion of the 2019 triennial valuation of the UK pension fund, deficit contributions to this fund are expected to be nil for the next few years.

The Group’s funding policy is to periodically review the contributions made to the plans while taking account of local legislations.

4C. Share-based compensation plans

The fair value of awards at grant date is calculated using observable market price. This value is expensed over their vesting period, with a corresponding credit to equity. The expense is reviewed and adjusted to reflect changes to the level of awards expected to vest, except where this arises from a failure to meet a market condition. Any cancellations are recognised immediately in the income statement.

As at 31 December 2019 the Group had share-based compensation plans in the form of performance shares and other share awards.

The numbers in this note include those for Executive Directors and key management shown in note 4A on page 97. Non-Executive Directors do not participate in any of the share-based compensation plans.

The charge in each of the last three years is shown below, and relates to equity-settled plans:

Income statement charge	€ million 2019	€ million 2018	€ million 2017

Performance share plans	(142)	(183)	(273)

Other plans	(9)	(13)	(11)

	(151)	(196)	(284)

Performance share plans

Performance share awards are made in respect of the Management Co-Investment Plan (MCIP). Awards for the Global Share Incentive Plan (GSIP) were last made in February 2018 and will vest in February 2021. No further GSIP awards will be made. The awards of each plan will vest between 0 and 200% of grant level, subject to the level of satisfaction of performance measures (limits for Executive Directors may vary.

The MCIP allows Unilever’s managers to invest up to 100% of their annual bonus (a minimum of 33% and maximum of 67% for Executive Directors) in shares in Unilever, and to receive a corresponding award of performance-related shares. The performance measures for MCIP are underlying sales growth, underlying EPS growth, return on invested capital and sustainability progress index for the Group. MCIP awards will vest after four years.

Under the GSIP, Unilever’s managers received annual awards of NV and PLC shares. The performance measures for GSIP are underlying sales growth, underlying operating margin, and cumulative operating cash flow for the Group. There is an additional target based on relative total shareholder return for senior executives. GSIP awards will vest after three years.

A summary of the status of the Performance Share Plans as at 31 December 2019, 2018 and 2017 and changes during the years ended on these dates is presented below:

	2019 Number of shares	2018 Number of shares	2017 Number of shares

Outstanding at 1 January	13,634,518	13,684,747	14,818,060

Awarded	4,538,771	6,870,882	4,962,345

Vested	(6,041,011)	(5,854,388)	(4,723,861)

Forfeited	(994,477)	(1,066,723)	(1,371,797)

Outstanding at 31 December	11,137,801	13,634,518	13,684,747

Annual Report on Form 20-F 2019	103

Notes to the Consolidated Financial Statements

Unilever Group continued

4C. Share-based compensation plans continued

Share award value information	2019	2018	2017
Fair value per share award during the year	€48.22	€42.44	€42.59

Additional information

At 31 December 2019 shares and options in NV or PLC totalling 11,944,106 (2018: 14,595,111) were outstanding in respect of share-based compensation plans of NV, PLC and its subsidiaries, including North American plans.

To satisfy the options and awards granted, certain NV group companies hold 12,419,009 (2018: 15,010,429) ordinary shares of NV or PLC. Shares acquired during 2019 represent 0.14% of the Group’s called up share capital. The balance of shares held in connection with share plans at 31 December 2019 represented 0.47% (2018: 0.5%) of the Group’s called up share capital.

The book value of €640 million (2018: €704 million) of all shares held in respect of share-based compensation plans for both NV and PLC is eliminated on consolidation by deduction from other reserves. Their market value at 31 December 2019 was €635 million (2018: €700 million).

At 31 December 2019 the exercise price of nil PLC and NV options (2018: nil) were above the market price of the shares.

Shares held to satisfy options and awards are accounted for in accordance with IAS 32 ‘Financial Instruments: Presentation’. All differences between the purchase price of the shares held to satisfy options and awards granted and the proceeds received for the shares, whether on exercise or lapse, are charged to reserves.

Between 31 December 2019 and 20 February 2020 (the latest practicable date for inclusion in this report), nil shares were granted, 2,848,795 shares were vested and 123,506 shares were forfeited related to the Performance Share Plans.

5. Net finance costs

Net finance costs are comprised of finance costs and finance income, including net finance costs in relation to pensions and similar obligations.

Finance income includes income on cash and cash equivalents and income on other financial assets. Finance costs include interest costs in relation to financial liabilities. This includes interest on lease liabilities which represents the unwind of the discount rate applied to lease liabilities.

Borrowing costs are recognised based on the effective interest method.

Net finance costs	Notes	€ million 2019	€ million 2018 (Restated)(a)	€ million 2017 (Restated)(a)

Finance costs		(821)	(718)	(683)

Bank loans and overdrafts		(46)	(44)	(46)

Interest on bonds and other loans(b)		(617)	(560)	(519)

Interest on lease liabilities		(100)	(127)	(127)

Dividends paid on preference shares(c)		–	–	(4)

Net gain/(loss) on transactions for which hedge accounting is not applied		(58)	13	13

On foreign exchange derivatives		(321)	144	384

Exchange difference on underlying items(d)		263	(131)	(371)

Finance income(e)		224	135	157

Pensions and similar obligations	4B	(30)	(25)	(96)

Net finance costs before non-underlying items(f)		(627)	(608)	(622)

Premium paid on buyback of preference shares		–	–	(382)

		(627)	(608)	(1004)

(a)	Restated following adoption of IFRS 16. See note 1 and note 24 for further details.
(b)

Interest on bonds and other loans includes the impact of interest rate derivatives that are part of hedge accounting relationships and the related recycling of results from the hedge accounting reserve. Includes an amount of €(6) million (2018: €(15) million) relating to unwinding of discount on deferred consideration for acquisitions and €Nil million (2018: €38 million) release of provision for interest on indirect tax cases in Brazil for which a federal tax amnesty has been applied.

(c)	Preference shares were repurchased in 2017.
(d)

2019 includes €40 million (2018: Nil) finance cost due to change in functional currency in group’s operating entities in Zimbabwe from US dollar to RTGS dollar. For further details of derivatives for which hedge accounting is not applied, please refer to note 16C.

(e)	Includes an amount of €70 million (2018: Nil) that relates to interest on tax settlement in Brazil.
(f)	See note 3 for explanation of non-underlying items.

104	Annual Report on Form 20-F 2019

Financial Statements

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

Unilever is subject to taxation in the many countries in which it operates. The tax legislation of these countries differs, is often complex and is subject to interpretation by management and the government authorities. These matters of judgement give rise to the need to create provisions for tax payments that may arise in future years with respect to transactions already undertaken. Provisions are made against individual exposures and take into account the specific circumstances of each case, including the strength of technical arguments, recent case law decisions or rulings on similar issues and relevant external advice. The provision is estimated based on one of two methods, the expected value method (the sum of the probability weighted amounts in a range of possible outcomes) or the single most likely amount method, depending on which is expected to better predict the resolution of the uncertainty.

Tax charge in income statement	€ million 2019	€ million 2018 (Restated)(a)	€ million 2017 (Restated)(a)

Current tax

Current year	(2,098)	(2,647)	(2,398)

Over/(under) provided in prior years	119	(10)	(21)

	(1,979)	(2,657)	(2,419)

Deferred tax

Origination and reversal of temporary differences	(255)	5	53

Changes in tax rates	(59)	(12)	604

Recognition of previously unrecognised losses brought forward	30	92	92

	(284)	85	749

	(2,263)	(2,572)	(1,670)

(a)	Restated following adoption of IFRS 16. See note 1 and note 24 for further details.

The reconciliation between the computed weighted average rate of income tax expense, which is generally applicable to Unilever companies, and the actual rate of taxation charged is as follows:

Reconciliation of effective tax rate	% 2019	% 2018 (Restated)(a)	% 2017 (Restated)(a)

Computed rate of tax(b)	24	25	26

Differences between computed rate of tax and effective tax rate due to:

Incentive tax credits	(2)	(3)	(4)

Withholding tax on dividends	3	2	2

Expenses not deductible for tax purposes	1	1	1

Irrecoverable withholding tax	1	1	1

Income tax reserve adjustments – current and prior year	–	1	–

Transfer to/(from) unrecognised deferred tax assets	(2)	–	1

Others	1	(1)	(1)

Underlying effective tax rate	26	26	26

Non-underlying items within operating profit(c)	–	(1)	1

Premium paid on Buyback of preference shares(c)	–	–	1

Impact of US tax reform(c)	–	–	(7)

Impact of Spreads disposal(c)	–	(4)	–

Taxes related to the reorganisation of our European business(c)	2	–	–

Effective tax rate	28	21	21

(a)	Restated following adoption of IFRS 16. See note 1 and note 24 for further details.
(b)

The computed tax rate used is the average of the standard rate of tax applicable in the countries in which Unilever operates, weighted by the amount of underlying profit before taxation generated in each of those countries. For this reason, the rate may vary from year to year according to the mix of profit and related tax rates.

(c)	See note 3 for explanation of non-underlying items.

Our tax rate is reduced by incentive tax credits, the benefit from preferential tax regimes that have been legislated by the countries and provinces concerned in order to promote economic development and investment. The tax rate is increased by business expenses which are not deductible for tax, such as entertainment costs and some interest expense and by irrecoverable withholding taxes on dividends paid by subsidiary companies and on other cross-border payments such as royalties and service fees, which cannot be offset against other taxes due. Uncertain tax provisions including the related interest and penalties amounted to €787 million (2018: €716 million). Whilst the potential outcomes for the tax matters giving rise to this provision are highly variable our expectation is that there will be no material change to any of the amounts provided for in the 12 months from 31 December 2019. In 2018 the effective tax rate was reduced by the impact of the spreads disposals where a significant part of the disposals benefited from the participation exemption in the Netherlands.

The Group’s future tax charge and effective tax rate could be affected by several factors, including changes in tax laws and their interpretation and still to be determined tax reform proposals in the EU, Switzerland and the continuing OECD international tax reform work, as well as the impact of acquisitions, disposals and any restructuring of our businesses.

In September, India announced a change in tax legislation backdated to 1 April 2019. The favourable impact for Unilever of a reduction in the tax rate to 25.17% was partially offset by the reduction in various tax incentives.

Annual Report on Form 20-F 2019	105

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

Movements in 2019 and 2018	€ million As at 1 January 2019	€ million Income statement	€ million Other	€ million As at 31 December 2019	€ million As at 1 January 2018 (Restated)(a)	€ million Income statement (Restated)(a)	€ million Other (Restated)(a)	€ million As at 31 December 2018 (Restated)(a)

Pensions and similar obligations	404	(81)	(51)	272	316	(26)	114	404

Provisions and accruals	821	(73)	8	756	653	193	(25)	821

Goodwill and intangible assets	(1,911)	(31)	(154)	(2,096)	(1,652)	(154)	(105)	(1,911)

Accelerated tax depreciation	(679)	12	(18)	(685)	(679)	5	(5)	(679)

Tax losses	130	63	(9)	184	130	11	(11)	130

Fair value gains	155	(200)	(5)	(50)	100	58	(3)	155

Fair value losses	22	(2)	(5)	15	24	(2)	-	22

Share-based payments	175	(39)	20	156	194	(14)	(5)	175

Other	77	73	11	161	86	11	(20)	77

Lease liability	428	(113)	4	319	441	2	(15)	428

Right of use asset	(370)	107	(6)	(269)	(383)	1	12	(370)

	(748)	(284)	(205)	(1,237)	(770)	85	(63)	(748)

(a)	Restated following adoption of IFRS 16. See note 1 and note 24 for further details.

At the balance sheet date, the Group had unused tax losses of €4,790 million (2018: €5,346 million) and tax credits amounting to €524 million (2018: €570 million) available for offset against future taxable profits. Deferred tax assets have not been recognised in respect of unused tax losses of €4,272 million (2018: €4,914 million) and tax credits of €497 million (2018: €570 million), as it is not probable that there will be future taxable profits within the entities against which the losses can be utilised. Of these losses €4,108 million (2018: €4,752 million) have expiry dates, the majority being corporate income tax losses in the Netherlands which expire between now and 2026.

Other deductible temporary differences of €48 million (2018: €48 million) have not been recognised as a deferred tax asset. There is no expiry date for these differences.

At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was €2,476 million (2018: €2,681 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences, and it is probable that such differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

Deferred tax assets and liabilities	€ million Assets 2019	€ million Assets 2018 (Restated)(a)	€ million Liabilities 2019	€ million Liabilities 2018 (Restated)(a)	€ million Total 2019	€ million Total 2018 (Restated)(a)

Pensions and similar obligations	402	334	(130)	70	272	404

Provisions and accruals	495	578	261	243	756	821

Goodwill and intangible assets	248	41	(2,344)	(1,952)	(2,096)	(1,911)

Accelerated tax depreciation	(67)	(64)	(618)	(615)	(685)	(679)

Tax losses	153	126	31	4	184	130

Fair value gains	(14)	12	(36)	143	(50)	155

Fair value losses	-	2	15	20	15	22

Share-based payments	31	59	125	116	156	175

Other	60	29	101	48	161	77

Lease liability	170	245	149	183	319	428

Right of use asset	(142)	(210)	(127)	(160)	(269)	(370)

	1,336	1,152	(2,573)	(1,900)	(1,237)	(748)

Of which deferred tax to be recovered/(settled) after more than 12 months	1,030	856	(2,681)	(2,027)	(1,651)	(1,171)

(a)	Restated following adoption of IFRS 16. See note 1 and note 24 for further details.

106	Annual Report on Form 20-F 2019

Financial Statements

6C. Tax on items recognised in equity or other comprehensive income

Income tax is recognised in equity or other comprehensive income for items recognised directly in equity or other comprehensive income.

Tax effects directly recognised in equity or other comprehensive income were as follows:

Movements in 2019 and 2018	€ million Before tax 2019	€ million Tax (charge)/ credit 2019	€ million After tax 2019	€ million Before tax 2018 (Restated)(a)	€ million Tax (charge)/ credit 2018 (Restated)(a)	€ million After tax 2018 (Restated)(a)

Gains/(losses) on:

Equity instruments at fair value through other comprehensive income	35	(6)	29	51	–	51

Cash flow hedges	198	(22)	176	(70)	15	(55)

Remeasurements of defined benefit pension plans	381	(28)	353	(437)	109	(328)

Currency retranslation gains/(losses)(a)	6	(21)	(15)	(847)	8	(839)

	620	(77)	543	(1,303)	132	(1,171)

(a)	Restated following adoption of IFRS 16. See note 1 and note 24 for further details.

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

Earnings per share for total operations for the 12 months were as follows:

		€ 2019	€ 2018 (Restated)(a)	€ 2017 (Restated)(a)

Basic earnings per share		2.15	3.49	2.15

Diluted earnings per share		2.14	3.48	2.14

Underlying earnings per share		2.55	2.35	2.23

		Millions of share units
Calculation of average number of share units		2019	2018	2017

Average number of shares: NV		1,598.0	1,714.7	1,714.7

PLC		1,175.5	1,264.0	1,310.2

Less treasury shares held by employee share trusts and companies		(157.0)	(295.4)	(223.3)

Combined average number of share units – used for basic earnings per share		2,616.5	2,683.3	2,801.6

Add dilutive effect of share-based compensation plans		10.2	11.5	12.4

Diluted combined average number of share units – used for diluted and underlying earnings per share		2,626.7	2,694.8	2,814.0

Calculation of earnings	Notes	€ million 2019	€ million 2018 (Restated)(a)	€ million 2017 (Restated)(a)

Net profit		6,026	9,788	6,456

Non-controlling interests		(401)	(419)	(433)

Net profit attributable to shareholders’ equity – used for basic and diluted earnings per share		5,625	9,369	6,023

Post tax impact of non-underlying items	3	1,063	(3,024)	262

Underlying profit attributable to shareholders’ equity – used for underlying earnings per share		6,688	6,345	6,285

(a)	Restated following adoption of IFRS 16. See note 1 and note 24 for further details.

Annual Report on Form 20-F 2019	107

Notes to the Consolidated Financial Statements

Unilever Group continued

8. Dividends on ordinary capital

Dividends are recognised on the date that the shareholder’s right to receive payment is established. This is generally the date when the dividend is declared.

Dividends on ordinary capital during the year	€ million 2019	€ million 2018	€ million 2017

NV dividends	(2,352)	(2,262)	(2,154)

PLC dividends	(1,871)	(1,819)	(1,762)

	(4,223)	(4,081)	(3,916)

Four quarterly interim dividends were declared and paid during 2019 totalling €1.62 (2018: €1.52) per NV ordinary share and £1.42 (2018: £1.33) per PLC ordinary share.

A final quarterly dividend of €1,073 million (2018: €1,003 million) was declared on 30 January 2020, to be paid in March 2020; €0.41 per NV ordinary share (2018: €0.39) and £0.35 per PLC ordinary share (2018: £0.34). Total dividends declared in relation to 2019 were €1.64 (2018: €1.55) per NV ordinary share and £1.43 (2018: £1.35) per PLC ordinary share.

9. Goodwill and intangible assets

Goodwill

Goodwill is initially recognised based on the accounting policy for business combinations (see note 21). Goodwill is subsequently measured at cost less amounts provided for impairment.

Goodwill acquired in a business combination is assessed to determine whether new cash generating units are created, and if not, is allocated to the Group’s CGUs, or groups of CGUs, that are expected to benefit from the synergies of the combination. These might not always be the same as the CGUs that include the assets and liabilities of the acquired business. Each unit or group of units to which the goodwill is allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purposes, and is not larger than an operating segment.

In 2019, the existing nine cash generating units (CGUs) based on the three geographical areas and three divisions are supplemented by a new health and well being CGU which is made up of recently acquired OLLY Nutrition business.

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

108	Annual Report on Form 20-F 2019

Financial Statements

9. Goodwill and intangible assets continued

	€ million	€ million	€ million	€ million	€ million
		Indefinite-life	Finite-life intangible assets
Movements during 2019	Goodwill	intangible assets	Software	Other	Total

Cost

1 January 2019	18,502	11,247	2,689	1,103	33,541

Additions through business combinations	444	726	–	50	1,220

Disposal of businesses	(2)	(1)	–	(5)	(8)

Reclassification to held for sale	(2)	–	–	–	(2)

Additions	–	–	205	3	208

Disposals	–	–	(11)	(2)	(13)

Currency retranslation	313	150	108	12	583

Hyperinflationary adjustment	(9)	(1)	–	–	(10)

31 December 2019	19,246	12,121	2,991	1,161	35,519

Accumulated amortisation and impairment

1 January 2019	(1,161)	(212)	(1,927)	(748)	(4,048)

Amortisation/impairment for the year	(18)	–	(296)	(56)	(370)

Disposals of group companies	–	–	–	5	5

Disposals	–	–	5	1	6

Currency retranslation	–	–	(74)	(9)	(83)

31 December 2019	(1,179)	(212)	(2,292)	(807)	(4,490)

Net book value 31 December 2019(b)	18,067	11,909	699	354	31,029

	€ million	€ million	€ million	€ million	€ million
		Indefinite-life	Finite-life intangible assets
Movements during 2018	Goodwill	intangible assets	Software	Other	Total

Cost

1 January 2018	18,042	10,275	2,499	1,090	31,906

Hyperinflation restatement to 1 January 2018	244	25	3	–	272

Additions through business combinations	470	825	–	12	1,307

Disposal of businesses	(1)	(1)	–	–	(2)

Reclassification to held for sale(a)	(227)	(55)	(1)	–	(283)

Reclassification from held for sale	–	9	–	–	9

Additions	–	–	201	2	203

Disposals	–	–	–	(15)	(15)

Currency retranslation	(151)	156	(15)	14	4

Hyperinflationary adjustment	125	13	2	–	140

31 December 2018	18,502	11,247	2,689	1,103	33,541

Accumulated amortisation and impairment

1 January 2018	(1,161)	(14)	(1,637)	(693)	(3,505)

Hyperinflation restatement to 1 January 2018	–	–	(3)	–	(3)

Amortisation/impairment for the year	–	(198)	(297)	(61)	(556)

Disposals	–	–	–	14	14

Currency retranslation	–	–	12	(8)	4

Hyperinflationary adjustment	–	–	(2)	–	(2)

31 December 2018	(1,161)	(212)	(1,927)	(748)	(4,048)

Net book value 31 December 2018(b)	17,341	11,035	762	355	29,493

(a)	In 2018, Goodwill and intangibles amounting to €283 million was reclassified as held for sale in relation to the Spreads and Alsa baking and dessert businesses.
(b)

Within the indefinite-life intangible assets there are three brands that have a significant carrying value: Knorr €1,816 million (2018: €1,789 million), Carver Korea €1,509 million (2018: €1,534 million) and Hellmann’s €1,220 million (2018: €1,195 million).

Impairment

We have tested goodwill and indefinite-life intangible assets for impairment. No impairment was identified, except for goodwill relating to a local business classified to held for sale. A €18 million charge has been recognised in non-underlying items within the line ‘impairments’ (See note 3 on page 96).

Annual Report on Form 20-F 2019	109

Notes to the Consolidated Financial Statements

Unilever Group continued

9. Goodwill and intangible assets continued

Significant CGUs

The goodwill and indefinite-life intangible assets held in the CGUs relating to Foods & Refreshment Europe, Foods & Refreshment The Americas, Beauty & Personal Care The Americas and Beauty & Personal Care Asia/AMET/RUB are considered significant within the total carrying amounts of goodwill and indefinite-life intangible assets at 31 December 2019 in terms of size, headroom and sensitivity to assumptions used.

	2019 CGUs		2018 CGUs
	€ billion Goodwill	€ billion Indefinite-life intangible assets	€ billion Goodwill	€ billion Indefinite-life intangible assets

Foods & Refreshment Europe	4.1	1.7	3.9	1.6

Foods & Refreshment The Americas	4.0	2.1	3.9	2.1

Beauty & Personal Care The Americas	4.3	3.1	4.0	2.8

Beauty & Personal Care Asia/AMET/RUB	1.7	2.0	1.7	2.0

Total significant CGUs	14.1	8.9	13.5	8.5

Others(a)	4.0	3.0	3.8	2.5

Total CGUs	18.1	11.9	17.3	11.0

(a)  Included within others are goodwill and intangible assets that are allocated to multiple cash generating units which are insignificant.

The growth rates and margins for the significant CGUs are as below:

For the year 2019	Foods & Refreshment Europe	Foods & Refreshment The Americas	Beauty & Personal Care The Americas	Beauty & Personal Care Asia/AMET/RUB

Longer-term sustainable growth rates	1.1%	1.7%	1.7%	3.9%

Average near-term nominal growth rates	1.2%	(1.2)%	1.6%	5.3%

Average operating margins	16%	15%	21%	22%

For the year 2018	Foods & Refreshment Europe	Foods & Refreshment The Americas	Beauty & Personal Care The Americas	Beauty & Personal Care Asia/AMET/RUB

Longer-term sustainable growth rates	1.2%	1.6%	1.6%	3.8%

Average near-term nominal growth rates	0.0%	0.7%	2.8%	3.9%

Average operating margins	16%	15%	20%	22%

Key assumptions

The key assumptions used in our impairment testing are as follows:

•	Value in use has been calculated as the present value of projected cash flows.
•

The projections cover a period of five years, as we believe this to be the most appropriate timescale over which to review and consider annual performances before applying a fixed terminal value multiple to the final year cash flows.

•

The growth rates and margins used to estimate future performance are based on the conservative end of the range of estimates from past performance, our annual forecast and three year strategic plan extended to year four and five.

•	The long-term sustainable growth rates are determined as the lower of our three-year average market growth projection and World Bank’s three-year average GDP growth forecast for our markets.
•	A pre-tax discount rate of 7.4% (2018: 7.4%) was used. The discount rate was based on the weighted average cost of capital of the Group, adjusted with a risk-premium.

We have performed sensitivity analyses around the base assumptions. There are no reasonably possible changes in a key assumption that would cause the carrying amount to exceed the recoverable amount.

110	Annual Report on Form 20-F 2019

Financial Statements

10. Property, plant and equipment

The Group’s property, plant and equipment is comprised of owned assets (note 10A) and leased assets (note 10B). Property, plant and equipment is measured at cost including eligible borrowing costs less depreciation and accumulated impairment losses.

Property, plant and equipment is subject to review for impairment if triggering events or circumstances indicate that this is necessary. If an indication of impairment exists, the asset’s or cash generating unit’s recoverable amount is estimated and any impairment loss is charged to the income statement as it arises.

Owned assets

Owned assets are initially measured at historical cost. Depreciation is provided on a straight-line basis over the expected average useful lives of the assets. Residual values are reviewed at least annually. Estimated useful lives by major class of assets are as follows:

•	Freehold buildings (no depreciation on freehold land)	40 years
•	Leasehold land and buildings	40 years (or life of lease if less)
•	Plant and equipment	2–20 years

Leased assets

The cost of a leased asset is measured as the lease liability at inception of the lease contract and other direct costs less any incentives granted by the lessor. The Group has not capitalised leases which are less than 12 months or leases of low value assets. These mainly relate to IT equipment, office equipment, furniture and fitting and other peripheral items. When a lease liability is remeasured, the related lease asset is adjusted by the same amount.

Depreciation is provided on a straight-line basis from the commencement date of the lease to the end of the lease term.

Property, plant and equipment		€ million 2019	€ million 2018

Owned assets	10A	10,249	10,214

Leased assets	10B	1,813	1,874

Total		12,062	12,088

10A. Owned assets

Movements during 2019	€ million Land and buildings	€ million Plant and equipment	€ million Total

Cost

1 January 2019	4,386	15,216	19,602

Additions through business combinations	7	28	35

Additions	175	1,141	1,316

Disposals	(72)	(649)	(721)

Hyperinflationary adjustment	(3)	(28)	(31)

Reclassification as held for sale	(63)	(116)	(179)

Currency retranslation	68	252	320

31 December 2019	4,498	15,844	20,342

Accumulated depreciation

1 January 2019	(1,390)	(7,998)	(9,388)

Depreciation charge for the year	(134)	(1,022)	(1,156)

Disposals	28	456	484

Hyperinflationary adjustment	5	30	35

Reclassification as held for sale	38	81	119

Currency retranslation	(26)	(161)	(187)

31 December 2019	(1,479)	(8,614)	(10,093)

Net book value 31 December 2019(a)	3,019	7,230	10,249

Includes capital expenditures for assets under construction	78	872	950

The Group has commitments to purchase property, plant and equipment of €264 million (2018: €324 million).

Annual Report on Form 20-F 2019	111

Notes to the Consolidated Financial Statements

Unilever Group continued

10. Property, plant and equipment continued

10A. Owned assets continued

Movements during 2018 (Restated)(b)	€ million Land and buildings	€ million Plant and equipment	€ million Total

Cost

1 January 2018	4,256	14,811	19,067

Hyperinflation restatement to 1 January 2018	37	182	219

Additions through business combinations	11	31	42

Additions	236	1,087	1,323

Disposals	(97)	(585)	(682)

Hyperinflationary adjustment	49	93	142

Reclassification as held for sale	(17)	(54)	(71)

Currency retranslation	(89)	(349)	(438)

31 December 2018	4,386	15,216	19,602

Accumulated depreciation

1 January 2018	(1,345)	(7,450)	(8,795)

Hyperinflation restatement to 1 January 2018	(10)	(106)	(116)

Depreciation charge for the year	(115)	(1,062)	(1,177)

Disposals	63	514	577

Hyperinflationary adjustment	(7)	(53)	(60)

Reclassification as held for sale	10	33	43

Currency retranslation	14	126	140

31 December 2018	(1,390)	(7,998)	(9,388)

Net book value 31 December 2018(a)	2,996	7,218	10,214

Includes capital expenditures for assets under construction	130	956	1,086

(a)	Includes €319 million (2018: €302 million) of freehold land.
(b)	Restated following adoption of IFRS 16. Finance leases previously capitalised as property, plant, and equipment are now included within leased assets, refer to note 10B.

10B. Leased assets

Movements during 2019	€ million Land and buildings	€ million Plant and equipment	€ million Total

Cost

1 January 2019	2,770	816	3,586

Additions	278	174	452

Disposals	(240)	(180)	(420)

Hyperinflationary adjustment	23	–	23

Currency retranslation	43	17	60

31 December 2019	2,874	827	3,701

Accumulated depreciation

1 January 2019	(1,241)	(471)	(1,712)

Depreciation charge for the year	(297)	(159)	(456)

Disposals	154	150	304

Hyperinflationary adjustment	9	–	9

Currency retranslation	(22)	(11)	(33)

31 December 2019	(1,397)	(491)	(1,888)

Net book value 31 December 2019	1,477	336	1,813

Movements during 2018 (Restated)(a)	€ million Land and buildings	€ million Plant and equipment	€ million Total

Cost

1 January 2018	2,880	799	3,679

Additions	250	171	421

Disposals	(310)	(141)	(451)

Currency retranslation	(50)	(13)	(63)

31 December 2018	2,770	816	3,586

Accumulated depreciation

1 January 2018	(1,275)	(407)	(1,682)

Depreciation charge for the year	(300)	(183)	(483)

Disposals	307	114	421

Currency retranslation	27	5	32

31 December 2018	(1,241)	(471)	(1,712)

Net book value 31 December 2018	1,529	345	1,874

(a)	Restated following adoption of IFRS 16. See note 1 and note 24 for further details.

Our leases mainly comprise land and buildings and Plant and equipment. The Group leases land and buildings for manufacturing, warehouse facilities and office space and also sublease some of the properties under operating leases. The Group has leases for vehicles and equipment.

The Group has recognised in the income statement an expense of €97 million (2018: €95 million) for short term leases and €79 million (2018: €70 million) on leases for low-value assets.

During the year the Group recognised an income of €25 million (2018: €22 million) in respect of sublet properties

Cash flows: The total cash outflows for leases was €534 million (2018: €575 million).

Lease liabilities: Lease liabilities are shown in note 15 on pages 116 and 119.

112	Annual Report on Form 20-F 2019

Financial Statements

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

Biological assets are measured at fair value less costs to sell with any changes recognised in the income statement.

	€ million 2019	€ million 2018 Restated(a)

Interest in net assets of joint ventures	35	14

Interest in net assets of associates	37	40

Long-term trade and other receivables(b)	380	307

Fair value of biological assets	17	18

Other non-current assets(c)	184	151

	653	530

(a)

Restated following adoption of IFRS 16. Operating lease prepayments for land that were previously reported within other non-current assets, have now been included within leased assets. See note 1 and note 24 for further details.

(b)	Mainly relates to indirect tax receivables where we do not have the contractual right to receive payment within 12 months.
(c)	Mainly relates to tax assets.

Movements during 2019 and 2018	€ million 2019	€ million 2018

Joint ventures(a)

1 January	14	32

Additions	–	5

Dividends received/reductions(b)	(158)	(216)

Share of net profit/(loss)	179	190

Currency retranslation	–	3

31 December	35	14

Associates(c)

1 January	40	44

Additions	1	3

Dividend received/reductions	–	–

Share of net profit/(loss)	(3)	(5)

Currency retranslation	(1)	(2)

31 December	37	40

(a)	Our principal joint ventures are Unilever FIMA LDA for Portugal, the Pepsi/Lipton Partnership for the US and Pepsi Lipton International for the rest of the world.
(b)	2018 includes a capital reduction in joint venture of Unilever FIMA LDA of €64 million.
(c)	Associates as at 31 December 2019 primarily comprise our investments in Langholm Capital Partners.

The joint ventures and associates have no contingent liabilities to which the Group is exposed, and the Group has no contingent liabilities in relation to its interests in the joint ventures and associates. The Group has no outstanding capital commitments to joint ventures. Outstanding balances with joint ventures and associates are shown in note 23 on page 137.

12. Inventories

Inventories are valued at the lower of weighted average cost and net realisable value. Cost comprises direct costs and, where appropriate, a proportion of attributable production overheads. Net realisable value is the estimated selling price less the estimated costs necessary to make the sale.

Inventories	€ million 2019	€ million 2018

Raw materials and consumables	1,399	1,454

Finished goods and goods for resale	3,053	3,052

Total inventories	4,452	4,506

Provision for inventories	(288)	(205)

	4,164	4,301

Annual Report on Form 20-F 2019	113

Notes to the Consolidated Financial Statements

Unilever Group continued

12. Inventories continued

Provisions for inventories	€ million 2019	€ million 2018

1 January	205	194

Charge to income statement	153	92

Reduction/releases	(71)	(72)

Currency translations	–	(7)

Others(a)	1	(2)

31 December	288	205

(a)	Others mainly include the amount towards the acquisition/ disposal of business and transfers.

Inventories with a value of €159 million (2018: €124 million) are carried at net realisable value, this being lower than cost. During 2019 a total expense of €363 million (2018: €227 million) was recognised in the income statement for inventory write downs and losses.

13. Trade and other current receivables

Trade and other current receivables are initially recognised at fair value plus any directly attributable transaction costs. Subsequently these assets are held at amortised cost, using the effective interest method and net of any impairment losses. Discounts payable to customers are shown as a reduction in trade receivables when there is a legal right and intent to settle them on a net basis.

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

Trade and other current receivables	€ million 2019	€ million 2018 Restated(a)

Due within one year

Trade receivables(b)	4,916	4,350

Prepayments and accrued income	579	690

Other receivables	1,200	1,442

	6,695	6,482

(a)	Restated following adoption of IFRS 16. See note 1 and note 24 for further details.
(b)

2019 includes €698 million (2018: €677 million) due from KKR as a result of an arrangement following the sale of the global spreads business (excluding Southern Africa). Unilever will provide services to KKR including IT infrastructure, bookkeeping, payroll, marketing and co-packing for up to two years from completion of the disposal and KKR pays Unilever for materials sourced on its behalf. See also trade payables on page 115.

Included within trade receivables are discounts due to our customers of €2,423 million (2018: €3,062 million). The increase from 2018 is primarily driven by differences in the timing of promotional activities and the settlement of customer invoices compared to last year. Other receivables comprise financial assets of €208 million (2018: €299 million), and non-financial assets of €992 million (2018: €1,142 million). Financial assets include supplier and customer deposits, employee advances and certain derivatives. Non-financial assets mainly consist of reclaimable sales tax of €584 million (2018: €690 million)

Ageing of trade receivables	€ million 2019	€ million 2018

Not overdue	3,856	3,440

Past due less than three months	827	747

Past due more than three months but less than six months	186	132

Past due more than six months but less than one year	94	74

Past due more than one year	164	145

Total trade receivables	5,127	4,538

Impairment provision for trade receivables	(211)	(188)

	4,916	4,350

The total impairment provision includes €211 million (2018: €188 million) for current trade receivables, €26 million (2018: €13 million) for other current receivables and €84 million (2018: €13 million) for non-current trade and other receivables.

Impairment provision for total trade and other receivables	€ million 2019	€ million 2018

1 January	214	184

Charge to income statement	79	65

Reduction/releases	(54)	(29)

Reclassifications(a)	86	–

Currency translations	(4)	(6)

31 December	321	214

(a)	Includes an amount transferred from provisions relating to Brazil indirect taxes. See note 19.

114	Annual Report on Form 20-F 2019

Financial Statements

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

Deferred Consideration

Deferred consideration represents any payments to the sellers of a business that occur after the acquisition date. These typically comprise contingent consideration and fixed deferred consideration:

•  Fixed deferred consideration is a payment with a due date after acquisition that is not dependent on future conditions.

•  Contingent consideration is a payment which is dependent on certain conditions being met in the future and is often variable.

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

We do not consider the fair values of trade payables and other liabilities to be significantly different from their carrying values.

Trade payables and other liabilities	€ million 2019	€ million 2018

Current: due within one year

Trade payables(a)	9,190	9,121

Accruals	4,153	3,724

Social security and sundry taxes	507	498

Deferred consideration	39	14

Others	879	1,100

	14,768	14,457

Non-current: due after more than one year

Accruals	117	121

Deferred consideration	169	173

Others	53	52

	339	346

Total trade payables and other liabilities	15,107	14,803

(a)

2019 includes €359 million (2018: €311 million) due to KKR as a result of an arrangement following the sale of the global spreads business (excluding Southern Africa). Unilever will provide certain services for up to two years from completion of the disposal and pays KKR for amounts collected on its behalf. See also trade receivables on page 114.

Included within trade payables and other liabilities are discounts due to our customers of €1,053 million (2018: €514 million). The increase from 2018 is primarily driven by differences in the timing of promotional activities and the settlement of customer invoices compared to last year.

Included within others are IT and consulting services.

Deferred Consideration

At 31 December 2019 the total balance of deferred consideration for acquisition is €208 million (2018: €187 million), which includes contingent consideration of €154 million (2018: €142 million). These contingent consideration payments are dependent on acquired businesses achieving contractually agreed financial targets (mainly relates to cumulative increases in turnover and profit before tax) and fall due up until 2024, with a maximum contractual amount of €1,140 million.

Supplier financing arrangements for trade payables

Some of our suppliers elect to factor some of their receivables from the Group with financial institutions. In some instances we provide suppliers and/or banks with visibility of invoices approved for payment, which helps them receive cash from the bank before the invoice due date, if they choose to do so. Payment dates and terms for Unilever do not vary based on whether the supplier chooses to factor their receivable. If a receivable is purchased by a third party bank, that third party bank does not benefit from additional security when compared to the security originally enjoyed by the supplier. The Group evaluates these arrangements to assess if the payable holds the characteristics of a trade payable or should be classified as a financial liability. At 31 December 2019 and 31 December 2018 all such liabilities were classified as trade payables.

Annual Report on Form 20-F 2019	115

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

Financial liabilities

Financial liabilities are initially recognised at fair value, less any directly related transaction costs. When bonds are designated as being part of a fair value hedge relationship in those cases bonds are carried at amortised cost, adjusted for the fair value of the risk being hedged, with changes in value shown in profit and loss. Other financial liabilities, excluding derivatives, are subsequently carried at amortised cost, with the exception of:

•  financial liabilities which the Group has elected to measure at fair value through profit or loss;

•  derivative financial liabilities – see note 16 on page 121; and

•  contingent consideration recognised by an acquirer in a business combination to which IFRS 3 applies. Such contingent consideration is subsequently measured at fair value through profit or loss.

Lease liabilities

Lease liabilities are initially measured at the present value of the lease payments that are not yet paid at the start of the lease term. This is discounted using an appropriate borrowing rate determined by the Group, where none is readily available in the lease contract.

The lease liability is subsequently reduced by cash payments and increased by interest costs. The lease liability is remeasured when the Group assesses that there will be a change in the amount expected to be paid during the lease term.

The Group’s Treasury activities are designed to:

•	maintain a competitive balance sheet in line with at least A/A2 rating (see below);
•	secure funding at lowest costs for the Group’s operations, M&A activity and external dividend payments (see below);
•	protect the Group’s financial results and position from financial risks (see note 16);
•	maintain market risks within acceptable parameters, while optimising returns (see note 16); and
•	protect the Group’s financial investments, while maximising returns (see note 17)

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

Key instruments used by the treasury department are:

•	short-term and long-term borrowings;
•	cash and cash equivalents; and
•	plain vanilla derivatives, including cross currency interest rate swaps and foreign exchange contracts.

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

116	Annual Report on Form 20-F 2019

Financial Statements

15. Capital and funding continued

15A. Share capital

	Authorised(a) 2019	Issued, called up and fully paid(b) 2019	Authorised(a) 2018	Issued, called up and fully paid(b) 2018
Unilever N.V.	€ million	€ million	€ million	€ million

NV ordinary shares of € 0.16 each	480	274	480	274

NV ordinary shares of € 428.57 each (shares numbered 1 to 2,400 – ‘Special Shares’)	1	1	1	1

Internal holdings eliminated on consolidation (€ 428.57 shares)	–	(1)	–	(1)

Cancellation of treasury shares(c)	–	(41)	–	–

	481	233	481	274

Unilever PLC		£ million		£ million

PLC ordinary shares of 3 1/9p each		37.0		40.8

PLC deferred stock of £1 each		0.1		0.1

Internal holding eliminated on consolidation (£1 stock)		(0.1)		(0.1)

Cancellation of treasury shares(c)		(0.6)		(3.8)

		36.4		37.0

		€ million		€ million
Euro equivalent in millions (at £1.00 = €5.143)(d)		187		190

Unilever Group		€ million		€ million

Ordinary share capital of NV		233		274

Ordinary share capital of PLC		187		190

		420		464

(a)

At 31 December 2019 Unilever N.V. had 3,000,000,000 (2018: 3,000,000,000) authorised ordinary shares. The requirement for a UK company to have an authorised share capital was abolished by the UK Companies Act 2006. In May 2010 Unilever PLC shareholders approved new Articles of Association to reflect this.

(b)

At 31 December 2019 the following quantities of shares were in issue: 1,460,714,804 of NV ordinary shares; 2,400 of NV Special Shares; 1,168,530,650 of PLC ordinary shares and 100,000 of PLC deferred stock. At 31 December 2018, 1,714,727,700 of NV ordinary shares; 2,400 of NV Special Shares; 1,187,191,284 of PLC ordinary shares and 100,000 of PLC deferred stock were in issue.

(c)

At 31 December 2019 254,012,896 of NV ordinary shares and 18,660,634 (2018: 122,965,077) of PLC ordinary shares that were repurchased as part of the share buyback programme in 2018 and prior years, were cancelled.

(d)	Conversion rate for PLC ordinary shares nominal value to euros is £1 = €5.143 (which is calculated by dividing the nominal value of NV ordinary shares by the nominal value of PLC ordinary shares).

For information on the rights of shareholders of NV and PLC and the operation of the Equalisation Agreement, see the Corporate Governance report on pages 47 to 53.

A nominal dividend of 6% per annum is paid on the deferred stock of PLC.

15B. Equity

Basis of consolidation

Unilever is the majority shareholder of all material subsidiaries and has control in all cases. Information in relation to significant subsidiaries is provided on page 142.

Subsidiaries with significant non-controlling interests

Unilever has one subsidiary company which has a material non-controlling interest, Hindustan Unilever Limited (HUL). Summary financial information in relation to HUL is shown below.

HUL balance sheet as at 31 December	€ million 2019	€ million 2018 Restated(a)

Non-current assets	1,030	964

Current assets	1,438	1,333

Current liabilities	(1,117)	(1,156)

Non-current liabilities	(332)	(251)

HUL comprehensive income for the year ended 31 December

Turnover	4,937	4,527

Profit after tax	730	617

Total comprehensive income	740	576

Annual Report on Form 20-F 2019	117

Notes to the Consolidated Financial Statements

Unilever Group continued

15B. Equity continued

HUL cash flow for the year ended 31 December	€ million 2019	€ million 2018 Restated(a)

Net increase/(decrease) in cash and cash-equivalents	145	14

HUL non-controlling interest

1 January	(299)	(288)

Share of (profit)/loss for the year ended 31 December	(239)	(203)

Other comprehensive income	(6)	(4)

Dividend paid to the non-controlling interest	218	183

Currency translation	(2)	13

31 December	(328)	(299)

(a)	Restated following adoption of IFRS 16. See note 1 and note 24 for further details.

Analysis of other reserves

	€ million Total 2019	€ million Total 2018 (Restated)(a)	€ million Total 2017 (Restated)(a)

Fair value reserves	7	(194)	(189)

Equity instruments	123	98	–

Cash flow hedges	(116)	(292)	(236)

Available-for-sale financial assets	–	–	47

Currency retranslation of group companies – see following table	(4,712)	(4,694)	(3,879)

Adjustment on translation of PLC’s ordinary capital at 3 1/9p = €0.16	(148)	(150)	(164)

Capital redemption reserve	37	32	32

Book value of treasury shares – see following table	(703)	(10,181)	(9,208)

Hedging gains/(losses) transferred to non-financial assets	103	71	–

Other(b)	(158)	(102)	(179)

	(5,574)	(15,218)	(13,587)

(a)	Restated following adoption of IFRS 16. See note 1 and note 24 for further details.
(b)	Relates to option on purchase of subsidiary for non-controlling interest and hyperinflation adjustment arising on current year profit translated at closing exchange rate.

Unilever acquired 2,678,000 (2018: 66,202,168) NV ordinary shares and 1,076,000 (2018: 65,458,433) PLC shares through purchases on the stock exchanges during the year. These shares are held as treasury stock as a separate component of other reserves. 254,012,896 of NV and 18,660,634 of PLC ordinary shares that were acquired as a part of the share buyback programme in 2018 and prior years, were cancelled during the year.

The total number of treasury shares held at 31 December 2019 was 8,027,879 (2018: 263,349,111) NV shares and 4,391,130 (2018: 24,334,848) PLC shares and these shares were held in connection with share-based compensation plans (see note 4C on pages 103 to 104).

Treasury shares – movements during the year	€ million 2019	€ million 2018

1 January	(10,181)	(9,208)

Repurchase of shares	–	(6,020)

Cancellation of NV and PLC shares	9,416	5,069

Other purchases and utilisations	64	(8)

Adjustment on translation of PLC’s ordinary capital at 3 1/9p = €0.16	(2)	(14)

31 December	(703)	(10,181)

Currency retranslation reserve – movements during the year	€ million 2019	€ million 2018 (Restated)(a)

1 January	(4,694)	(3,879)

Currency retranslation of group companies net assets and liabilities during the year	(341)	(821)

Movement in net investment hedges and exchange differences in net investments in foreign operations	326	77

Recycled to income statement	(3)	(71)

31 December	(4,712)	(4,694)

(a)	Restated following adoption of IFRS 16. See note 1 and note 24 for further details.

118	Annual Report on Form 20-F 2019

Financial Statements

15B. Equity continued

Statement of comprehensive income: other comprehensive income reconciliation

Fair value gains/(losses) on financial instruments – movement during the year	€ million 2019	€ million 2018

1 January	(194)	(189)

Equity instruments	25	51

Cash flow hedges	176	(56)

31 December	7	(194)

Refer to the consolidated statement of comprehensive income on page 87, the consolidated statement of changes in equity on page 88, and note 6C on page 107.
Remeasurement of defined benefit pension plans net of tax	€ million 2019	€ million 2018

1 January	(1,499)	(1,171)

Movement during the year	353	(328)

31 December	(1,146)	(1,499)

Refer to the consolidated statement of comprehensive income on page 87, the consolidated statement of changes in equity on page 88, note 4B from page 98 to 103 and note 6C on page 107.
Currency retranslation gains/(losses) – movement during the year	€ million 2019	€ million 2018 (Restated)(a)

1 January	(5,069)	(4,230)

Currency retranslation during the year:

Other reserves	(18)	(814)

Retained profit	2	(10)

Non-controlling interest	1	(15)

31 December	(5,084)	(5,069)

(a)	Restated following adoption of IFRS 16. See note 1 and note 24 for further details.

15C. Financial liabilities

Financial liabilities(b)	€ million Current 2019	€ million Non-current 2019	€ million Total 2019	€ million Current 2018 (Restated)(a)	€ million Non-current 2018 (Restated)(a)	€ million Total 2018 (Restated)(a)

Bank loans and overdrafts(c)	390	463	853	525	289	814

Bonds and other loans	3,677	21,355	25,032	2,422	20,969	23,391

Lease liabilities	383	1,536	1,919	390	1,591	1,981

Derivatives	116	154	270	127	275	402

Other financial liabilities(d)	125	58	183	149	1	150

	4,691	23,566	28,257	3,613	23,125	26,738

(a)	Restated following adoption of IFRS 16. See note 1 and note 24 for further details.
(b)

For the purposes of this note and note 17A, financial assets and liabilities exclude trade and other current receivables and trade payables and other liabilities which are covered in notes 13 and 14 respectively.

(c)	Financial liabilities include €Nil million (2018: €5 million) of secured liabilities.
(d)	Includes options and other financial liabilities to acquire non-controlling interests in EAC Myanmar, USA, Japan and Italy refer to note 21.

Reconciliation of liabilities arising from financing activities

			Non-cash movement
Movements in 2019 and 2018	Opening balance at 1 January € million	Cash movement € million	Business acquisitions/ disposals € million	Foreign exchange changes € million	Fair value changes € million	Other movements € million	Closing balance at 31 December € million

2019

Bank loans and overdrafts(a)	(814)	(29)	(1)	(9)	–	–	(853)

Bonds and other loans(a)	(23,391)	(1,273)	(3)	(365)	(1)	1	(25,032)

Lease liabilities(b)	(1,981)	452	(7)	(25)	–	(358)	(1,919)

Derivatives	(402)	–	–	–	132	–	(270)

Other financial liabilities(a)	(150)	30	–	(8)	–	(55)	(183)

Total	(26,738)	(820)	(11)	(407)	131	(412)	(28,257)

2018 (Restated)

Bank loans and overdrafts(a)	(992)	158	(10)	17	–	13	(814)

Bonds and other loans(a)	(22,709)	(135)	–	(543)	–	(4)	(23,391)

Lease liabilities(b)(c)	(2,118)	494	–	1	–	(358)	(1,981)

Derivatives	(421)	–	–	–	19	–	(402)

Other financial liabilities(a)	(177)	51	–	10	(4)	(30)	(150)

Total	(26,417)	568	(10)	(515)	15	(379)	(26,738)

(a)

These cash movements are included within the following lines in the consolidated cash flow statement: net change in short-term liabilities, additional financial liabilities and repayment of financial liabilities. The difference of €64 million (2018: €2 million) represents cash movements in overdrafts that are not included in financing cash flows.

(b)

Lease liabilities cash movement is included within capital element of lease payments in the consolidated cash flow statement. The difference of €17 million (2018: €13 million) represents gain or loss from termination and modification of lease contracts.

(c)	Restated following adoption of IFRS 16. See note 1 and note 24 for further details.

Annual Report on Form 20-F 2019	119

Notes to the Consolidated Financial Statements

Unilever Group continued

15C. Financial liabilities continued

Analysis of bonds and other loans

	€ million Total 2019	€ million Total 2018

Unilever N.V.

1.625% Notes 2033 (€)	792	791

1.750% Bonds 2020 (€)	750	749

0.500% Notes 2022 (€)	747	746

1.375% Notes 2029 (€)	743	743

1.125% Bonds 2027 (€)	697	696

1.125% Bonds 2028 (€)	694	693

0.875% Notes 2025 (€)	647	647

0.500% Bonds 2025 (€)	644	642

1.375% Notes 2030 (€)	642	642

0.375% Notes 2023 (€)	599	599

1.000% Notes 2027 (€)	598	598

1.000% Notes 2023 (€)	498	497

0.000% Notes 2021 (€)	498	497

0.500% Notes 2023 (€)	498	497

0.500% Notes 2024 (€)	495	494

0.000% Notes 2020 (€)	300	300

Total NV	9,842	9,831

Unilever PLC

1.125% Notes 2022 (£)	408	386

1.375% Notes 2024 (£)	292	276

1.875% Notes 2029 (£)	290	274

1.500% Notes 2026 (£)	580	–

1.500% Notes 2039 (€)	646	–

Total PLC	2,216	936

Other group companies

Switzerland

Other	24	10

United States

4.250% Notes 2021 ($)	892	873

5.900% Bonds 2032 ($)	883	865

2.900% Notes 2027 ($)	879	860

2.200% Notes 2022 ($)	755	738

1.800% Notes 2020 ($)	714	698

3.500% Notes 2028 ($)	703	687

4.800% Bonds 2019 ($)	–	656

2.200% Notes 2019 ($)	–	655

2.000% Notes 2026 ($)	616	602

1.375% Notes 2021 ($)	489	478

3.125% Notes 2023 ($)	488	477

2.100% Notes 2020 ($)	446	436

3.000% Notes 2022 ($)	444	434

3.250% Notes 2024 ($)	443	433

3.100% Notes 2025 ($)	442	432

2.600% Notes 2024 ($)	442	432

3.500% Bonds 2028 ($)	441	431

2.750% Bonds 2021 ($)	356	348

3.375% Notes 2025 ($)	309	302

7.250% Bonds 2026 ($)	260	254

6.625% Bonds 2028 ($)	206	200

5.150% Notes 2020 ($)	135	134

5.600% Bonds 2097 ($)	82	80

2.125% Notes 2029 ($)	749	–

2.600% Notes 2024 ($)	457	–

Commercial paper ($)	1,276	1,070

Other countries	43	39

Total other group companies	12,974	12,624

Total bonds and other loans	25,032	23,391

Information in relation to the derivatives used to hedge bonds and other loans within a fair value hedge relationship is shown in note 16.

120	Annual Report on Form 20-F 2019

Financial Statements

16. Treasury risk management

Derivatives and hedge accounting

Derivatives are measured at fair value with any related transaction costs expensed as incurred. The treatment of changes in the value of derivatives depends on their use as explained below.

(i) Fair value hedges(a)

Certain derivatives are held to hedge the risk of changes in value of a specific bond or other loan. In these situations, the Group designates the liability and related derivative to be part of a fair value hedge relationship. The carrying value of the bond is adjusted by the fair value of the risk being hedged, with changes going to the income statement. Gains and losses on the corresponding derivative are also recognised in the income statement. The amounts recognised are offset in the income statement to the extent that the hedge is effective. Ineffectiveness may occur if the critical terms do not exactly match, or if there is a value adjustment resulting from a change in credit risk (in either the Group or the counter-party to the derivative) that is not matched by the hedged item. When the relationship no longer meets the criteria for hedge accounting, the fair value hedge adjustment made to the bond is amortised to the income statement using the effective interest method.

(ii) Cash flow hedges(a)

Derivatives are also held to hedge the uncertainty in timing or amount of future forecast cash flows. Such derivatives are classified as being part of cash flow hedge relationships. For an effective hedge, gains and losses from changes in the fair value of derivatives are recognised in equity. Cost of hedging, where material and opted for, is recorded in a separate account within equity. Any ineffective elements of the hedge are recognised in the income statement. Ineffectiveness may occur if there are changes to the expected timing of the hedged transaction. If the hedged cash flow relates to a non-financial asset, the amount accumulated in equity is subsequently included within the carrying value of that asset. For other cash flow hedges, amounts deferred in equity are taken to the income statement at the same time as the related cash flow.

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

(a)

Applying hedge accounting has not led to material ineffectiveness being recognised in the income statement for both 2019 and 2018. Fair value changes on basis spread is recorded in a separate account within equity.

The Group is exposed to the following risks that arise from its use of financial instruments, the management of which is described in the following sections:

•	liquidity risk (see note 16A);
•	market risk (see note 16B); and
•	credit risk (see note 17B).

The group’s risk management policies are established to set appropriate risk limits and controls, and to maintain adherence to these limits. These policies are in line with Unilever’s risk management framework.

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

On 31 December 2019 Unilever had undrawn revolving 364-day bilateral credit facilities in aggregate of $7,865 million (2018: $7,865 million) with a 364-day term out. As part of the regular annual process, the intention is that these facilities will again be renewed in 2020.

Annual Report on Form 20-F 2019	121

Notes to the Consolidated Financial Statements

Unilever Group continued

16A. Management of liquidity risk continued

The following table shows Unilever’s contractually agreed undiscounted cash flows, including expected interest payments, which are payable under financial liabilities at the balance sheet date:

		€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Undiscounted cash flows	Notes	Due within 1 year	Due between 1 and 2 years	Due between 2 and 3 years	Due between 3 and 4 years	Due between 4 and 5 years	Due after 5 years	Total	Net carrying amount as shown in balance sheet

2019

Non-derivative financial liabilities:

Bank loans and overdrafts		(399)	(9)	(289)	(164)	–	(2)	(863)	(853)

Bonds and other loans		(4,169)	(2,661)	(2,745)	(2,449)	(2,454)	(14,431)	(28,909)	(25,032)

Lease liabilities		(432)	(392)	(302)	(242)	(191)	(720)	(2,279)	(1,919)

Other financial liabilities		(125)	–	(24)	(31)	(26)	–	(206)	(183)

Trade payables, accruals and other liabilities		(14,166)	(93)	(13)	(8)	(14)	(42)	(14,336)	(14,336)

Deferred consideration		(39)	(124)	(8)	–	(64)	–	(235)	(208)

		(19,330)	(3,279)	(3,381)	(2,894)	(2,749)	(15,195)	(46,828)	(42,531)

Derivative financial liabilities:

Interest rate derivatives:									(154)

Derivative contracts – receipts		776	164	805	37	478	957	3,217

Derivative contracts – payments		(756)	(141)	(797)	(17)	(473)	(949)	(3,133)

Foreign exchange derivatives:									(168)

Derivative contracts – receipts		8,783	–	–	–	–	–	8,783

Derivative contracts – payments		(8,952)	–	–	–	–	–	(8,952)

Commodity derivatives:									(4)

Derivative contracts – receipts		–	–	–	–	–	–	–

Derivative contracts – payments		(4)	–	–	–	–	–	(4)

		(153)	23	8	20	5	8	(89)	(326)

Total		(19,483)	(3,256)	3,373	(2,874)	(2,744)	(15,187)	(46,917)	(42,857)

2018 (Restated)(a)

Non-derivative financial liabilities:

Bank loans and overdrafts		(529)	(12)	(1)	(278)	–	–	(820)	(814)

Bonds and other loans		(2,888)	(2,748)	(2,572)	(2,646)	(2,387)	(14,090)	(27,331)	(23,391)

Lease liabilities		(441)	(391)	(305)	(255)	(212)	(806)	(2,410)	(1,981)

Other financial liabilities		(149)	(1)	–	–	–	–	(150)	(150)

Trade payables, accruals and other liabilities		(13,945)	(140)	(10)	(5)	(4)	(14)	(14,118)	(14,118)

Deferred consideration		(14)	(79)	(70)	(6)	–	(45)	(214)	(187)

		(17,966)	(3,371)	(2,958)	(3,190)	(2,603)	(14,955)	(45,043)	(40,641)

Derivative financial liabilities:

Interest rate derivatives:									(276)

Derivative contracts – receipts		67	760	163	788	37	1,406	3,221

Derivative contracts – payments		(23)	(756)	(138)	(797)	(17)	(1,423)	(3,154)

Foreign exchange derivatives:									(192)

Derivative contracts – receipts		17,108	–	–	–	–	–	17,108

Derivative contracts – payments		(17,317)	–	–	–	–	–	(17,317)

Commodity derivatives:									(74)

Derivative contracts – receipts		–	–	–	–	–	–	–

Derivative contracts – payments		(74)	–	–	–	–	–	(74)

		(239)	4	25	(9)	20	(17)	(216)	(542)

Total		(18,205)	(3,367)	(2,933)	(3,199)	(2,583)	(14,972)	(45,259)	(41,183)

(a)	Restated following adoption of IFRS 16. See note 1 and note 24 for further details.

The Group has sublet a small proportion of leased properties. Related future minimum sublease payments are €21 million (2018: €18 million).

122	Annual Report on Form 20-F 2019

Financial Statements

16A. Management of liquidity risk continued

The following table shows cash flows for which cash flow hedge accounting is applied. The derivatives in the cash flow hedge relationships are expected to have an impact on profit and loss in the same periods as the cash flows occur.

	€ million Due within 1 year	€ million Due between 1 and 2 years	€ million Due between 2 and 3 years	€ million Due between 3 and 4 years	€ million Due between 4 and 5 years	€ million Due after 5 years	€ million Total	€ million Net carrying amount of related derivatives(a)

2019

Foreign exchange cash inflows	2,254	–	–	–	–	–	2,254	–

Foreign exchange cash outflows	(2,259)	–	–	–	–	–	(2,259)	–

Interest rate swaps cash inflows	811	442	1,182	536	478	957	4,406	–

Interest rate swaps cash outflows	(756)	(347)	(1,147)	(464)	(473)	(949)	(4,136)	(29)

Commodity contracts cash inflows	31	–	–	–	–	–	31	31

Commodity contracts cash outflows	(4)	–	–	–	–	–	(4)	(4)

2018

Foreign exchange cash inflows	3,426	–	–	–	–	–	3,426	–

Foreign exchange cash outflows	(3,435)	–	–	–	–	–	(3,435)	14

Interest rate swaps cash inflows	103	795	433	1,158	525	1,406	4,420	–

Interest rate swaps cash outflows	(23)	(756)	(347)	(1,147)	(464)	(1,423)	(4,160)	(199)

Commodity contracts cash flows	(74)	–	–	–	–	–	(74)	(74)

(a)	See note 16C.

16B. Management of market risk

Unilever’s size and operations result in it being exposed to the following market risks that arise from its use of financial instruments:

•	commodity price risk;
•	currency risk; and
•	interest rate risk.

The above risks may affect the Group’s income and expenses, or the value of its financial instruments. The objective of the Group’s management of market risk is to maintain this risk within acceptable parameters, while optimising returns. Generally, the Group applies hedge accounting to manage the volatility in profit and loss arising from market risk.

Where the Group uses hedge accounting to mitigate the above risks, it is normally implemented centrally by either the Treasury or Commodity Risk Management teams, in line with their respective frameworks and strategies. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship continues to exist between the hedged item and hedging instrument. The Group generally enters into hedge relationships where the critical terms of the hedging instrument match exactly with the hedged item, meaning that the economic relationship between the hedged item and hedging instrument is evident, so only a qualitative assessment is performed. When a qualitative assessment is not considered sufficient, for example when the critical terms of the hedging instrument do not match exactly with the hedged item, a quantitative assessment of hedge effectiveness will also be performed. The hedge ratio is set on inception for all hedge relationships and is dependent on the alignment of the critical terms of the hedging instrument to the hedged item (in most instances these are matched, so the hedge ratio is 1:1).

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

At 31 December 2019, the Group had hedged its exposure to future commodity purchases with commodity derivatives valued at €439 million (2018: €580 million).

Hedges of future commodity purchases resulted in cumulative losses of €52 million (2018: losses of €25 million ) being reclassified to the income statement and losses of €28 million (2018: losses of €24 million) being recognised as a basis adjustment to inventory purchased.

The Group uses commodity forwards, futures, swaps and option contracts to hedge against this risk. All commodity forward contracts hedge future purchases of raw materials and the contracts are settled either in cash or by physical delivery.

The Group also hedges risk, components of commodities where it is not possible to hedge the commodity in full. This is done with reference to the contract to purchase the hedged commodity.

Commodity derivatives are generally designated as hedging instruments in cash flow hedge accounting relations. All commodity derivative contracts are done in line with approvals from the Global Commodity Executive which is chaired by the Unilever Chief Supply Chain Officer (CSCO) or the Global Commodity Operating Team which is chaired by the Chief Procurement Officer.

A 10% increase in commodity prices as at 31 December 2019 would have led to a €56 million gain on the commodity derivatives in the cash flow hedge reserve (2018: €51 million gain in the cash flow hedge reserve).

A decrease of 10% in commodity prices on a full-year basis would have the equal but opposite effect.

Annual Report on Form 20-F 2019	123

Notes to the Consolidated Financial Statements

Unilever Group continued

16B. Management of market risk continued

Potential impact of risk	Management policy and hedging strategy	Sensitivity to the risk

(ii) Currency risk

Currency risk on sales, purchases and borrowings

Because of Unilever’s global reach, it is subject to the risk that changes in foreign currency values impact the Group’s sales, purchases and borrowings.

The Group manages the foreign currency risk by hedging forecasted sales and purchase transactions that are expected to occur within a maximum 12-month period through layered hedging.

At 31 December 2019, the exposure to the Group from companies holding financial assets and liabilities other than in their functional currency amounted to €317 million (2018 restated for IFRS 16: €298 million).

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

Impact on income statement

A 10% strengthening of the foreign currencies against the respective functional currencies of group companies would have led to approximately an additional €32 million gain in the income statement (2018 restated for IFRS 16: €30 million gain).

A 10% weakening of the foreign currencies against the respective functional currencies of group companies would have led to an equal but opposite effect.

Currency risk on the Group’s net investments

The Group is also subject to currency risk in relation to the translation of the net investments of its foreign operations into euros for inclusion in its consolidated financial statements.

These net investments include Group financial loans, which are monetary items that form part of our net investment in foreign operations, of €7.6 billion (2018: €7.5 billion), of which €3.5 billion (2018: €3.3 billion) is denominated in GBP. In accordance with IAS 21, the exchange differences on these financial loans are booked through reserves.

Part of the currency exposure on the Group’s investments is also managed using US$ and Swiss franc net investment hedges with a nominal value of €4.0 billion (2018: €4.4 billion) for US$ and nil (2018: €(1.3) billion) for Swiss francs.

At 31 December 2019, the net exposure of the net investments in foreign currencies amounts to

€22.0 billion (2018: €14.5 billion).

Unilever aims to minimise this currency risk on the Group’s net investment exposure by borrowing in local currency in the operating companies themselves. In some locations, however, the Group’s ability to do this is inhibited by local regulations, lack of local liquidity or by local market conditions.

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

As at year end, the Group had the below notional amount of currency derivatives outstanding to which cash flow hedge accounting is applied:

Currency	2019	2018

EUR*	(743)	(1,002)

GBP	(325)	(548)

USD	640	538

SEK	(94)	(136)

CAD	(108)	(126)

PLN	(67)	(104)

Others	(192)	(555)

Total	(889)	(1,933)

*Euro exposure relates to group companies having non - euro functional currencies.

Impact on equity – trade-related cash flow hedges

A 10% strengthening of foreign currencies against the respective functional currencies of group companies hedging future trade cash flows and applying cash flow hedge accounting, would have led to €89 million loss (2018: €193 million loss).

A 10% weakening of the same would have led to an equal but opposite effect.

Impact on equity – net investment hedges

A 10% strengthening of the euro against other currencies would have led to a €396 million (2018: €312 million) loss on the net investment hedges used to manage the currency exposure on the Group’s investments.

A 10% weakening of the euro against other currencies would have led to an equal but opposite effect.

Impact on equity – net investments in group companies

A 10% strengthening of the euro against all other currencies would have led to a €2,203 million negative retranslation effect (2018: €1,455 million negative retranslation effect).

A 10% weakening of the euro against those currencies would have led to an equal but opposite effect. In line with accepted hedge accounting treatment and our accounting policy for financial loans, the retranslation differences would be recognised in equity.

124	Annual Report on Form 20-F 2019

Financial Statements

Potential impact of risk	Management policy and hedging strategy	Sensitivity to the risk

(iii) Interest rate risk(a)

The Group is exposed to market interest rate fluctuations on its floating rate debt. Increases in benchmark interest rates could increase the interest cost of our floating-rate debt and increase the cost of future borrowings. The Group’s ability to manage interest costs also has an impact on reported results.

The Group does not have any material floating interest bearing financial assets or any significant long-term fixed interest bearing financial assets. Consequently the Group’s interest rate risk arises mainly from financial liabilities other than lease liabilities.

Taking into account the impact of interest rate swaps, at 31 December 2019, interest rates were fixed on approximately 82% of the expected financial liabilities (excluding lease liabilities) for 2020, and 73% for 2021 (88% for 2019 and 77% for 2020 at 31 December 2018).

As at 31 December 2019, the Group had USD 4,500 million (2018: USD 4,500 million) of outstanding cross currency interest rate swaps (on which cash flow hedge accounting is applied).

For interest management purposes, transactions with a maturity shorter than six months from inception date are not included as fixed interest transactions.

The average interest rate on short-term borrowings in 2019 was 2.5% (2018: 0.9%).

Unilever’s interest rate management approach aims for an optimal balance between fixed and floating-rate interest rate exposures on expected net debt. The objective of this approach is to minimise annual interest costs after tax.

This is achieved either by issuing fixed or floating-rate long-term debt, or by modifying interest rate exposure through the use of interest rate swaps.

The majority of the Group’s existing interest rate derivatives are designated as cash flow hedges and are expected to be effective. The fair value movement of these derivatives is recognised in the income statement, along with any changes in the relevant fair value of the underlying hedged asset or liability.

Impact on income statement

Assuming that all other variables remain constant, a 1.0 percentage point increase in floating interest rates on a full-year basis as at 31 December 2019 would have led to an additional €37 million of finance cost (2018: €33 million additional finance costs).

A 1.0 percentage point decrease in floating interest rates on a full-year basis would have an equal but opposite effect.

Impact on equity – cash flow hedges

Assuming that all other variables remain constant, a 1.0 percentage point increase in interest rates on a full-year basis as at 31 December 2019 would have led to an additional €8 million credit in equity from derivatives in cash flow hedge relationships (2018: €17 million credit).

A 1.0 percentage point decrease in interest rates on a full-year basis would have led to an additional €8 million debit in equity from derivatives in cash flow hedge relationships (2018: €19 million debit).

(a)	See the weighted average amount of net debt with fixed rate interest shown in the following table.

The following table shows the split in fixed and floating-rate interest exposures, taking into account the impact of interest rate swaps and cross-currency swaps:

	€ million 2019	€ million 2018 (Restated)(a)

Current financial liabilities	(4,691)	(3,613)

Non-current financial liabilities	(23,566)	(23,125)

Total financial liabilities	(28,257)	(26,738)

Less: lease liabilities	(1,919)	(1,981)

Financial liabilities (excluding lease liabilities)	(26,338)	(24,757)

Of which:

Fixed rate (weighted average amount of fixing for the following year)	(22,618)	(21,469)

(a)	Restated following adoption of IFRS 16. See note 1 and note 24 for further details.

Annual Report on Form 20-F 2019	125

Notes to the Consolidated Financial Statements

Unilever Group continued

16C. Derivatives and hedging

The Group does not use derivative financial instruments for speculative purposes. The uses of derivatives and the related values of derivatives are summarised in the following table. Derivatives used to hedge:

	€ million Trade and other receivables	€ million Current Financial assets		€ million Non- Current Financial assets	€ million Trade payables and other liabilities	€ million Current financial liabilities		€ million Non- current financial liabilities	€ million Total

31 December 2019

Foreign exchange derivatives

Fair value hedges	–	–		–	–	–		–	–

Cash flow hedges	38	–		–	(38)	–		–	–

Hedges of net investments in foreign operations	–	30	(a)	–	–	(14	)(a)	–	16

Hedge accounting not applied	5	(10)	(a)	–	(14)	(102	)(a)	–	(121)

Cross-currency Interest rate swaps

Fair value hedges	–	–		–	–	–		–	–

Cash flow hedges	–			114	–	–		(143)	(29)

Hedge accounting not applied	–	–		–	–	–		(11)	(11)

Commodity contracts

Cash flow hedges	31	–		–	(4)	–		–	27

Hedge accounting not applied	–	–		–	–	–		–	–

	74	20		114	(56)	(116)		(154)	(118)

	Total assets			208	Total liabilities			(326)	(118)

31 December 2018

Foreign exchange derivatives

Fair value hedges	–	–		–	–	–		–	–

Cash flow hedges	39	–		–	(25)	–		–	14

Hedges of net investments in foreign operations	–	58	(a)	–	–	(21	)(a)	–	37

Hedge accounting not applied	42	67	(a)	–	(41)	(105	)(a)	–	(37)

Cross-currency Interest rate swaps

Fair value hedges	–	–		–	–	–		–	–

Cash flow hedges	–	69		–	–	–		(268)	(199)

Hedge accounting not applied	–	–		–	–	–		(8)	(8)

Commodity contracts

Cash flow hedges	–	–		–	(74)	–		–	(74)

Hedge accounting not applied	1	–		–	–	–		–	1

	82	194		–	(140)	(126)		(276)	(266)

	Total assets			276	Total liabilities			(542)	(266)

(a)	Swaps that hedge the currency risk on intra-group loans and offset ‘Hedges of net investments in foreign operations’ are included within ‘Hedge accounting not applied’. See below for further details.

126	Annual Report on Form 20-F 2019

Financial Statements

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

(i) Financial assets

The following financial assets are subject to offsetting, enforceable master netting arrangements and similar agreements.

				Related amounts not set off in the balance sheet
As at 31 December 2019	€ million Gross amounts of recognised financial assets	€ million Gross amounts of recognised financial assets set off in the balance sheet	€ million Net amounts of financial assets presented in the balance sheet	€ million Financial instruments	€ million Cash collateral received	€ million Net amount

Derivative financial assets	253	(45)	208	(130)	(24)	54

As at 31 December 2018

Derivative financial assets	339	(63)	276	(164)	(10)	102

(Ii) Financial liabilities

The following financial liabilities are subject to offsetting, enforceable master netting arrangements and similar agreements.

				Related amounts not set off in the balance sheet
As at 31 December 2019	€ million Gross amounts of recognised financial liabilities	€ million Gross amounts of recognised financial liabilities set off in the balance sheet	€ million Net amounts of financial liabilities presented in the balance sheet	€ million Financial instruments	€ million Cash collateral received	€ million Net amount

Derivative financial liabilities	(371)	45	(326)	130	–	(196)

As at 31 December 2018

Derivative financial liabilities	(605)	63	(542)	164	–	(378)

Annual Report on Form 20-F 2019	127

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

•  have a maturity period of typically three months or less at acquisition.

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

•  financial assets at amortised cost;

•  financial assets at fair value through other comprehensive income; or

•  financial assets at fair value through profit or loss.

(i) Amortised cost

Assets measured at amortised cost are those which are held to collect contractual cash flows on the repayment of principal or interest (SPPI). A gain or loss on a debt investment recognised at amortised cost on de-recognition or impairment is recognised in profit or loss. Interest income is recognised within finance income using the effective interest rate method.

(ii) Fair value through other comprehensive income

Assets that are held at fair value through other comprehensive income are those that are held to collect contractual cash flows on the repayment of principal and interest and which are held to recognise a capital gain through the sale of the asset. Movements in the carrying amount are recognised in other comprehensive income except for the recognition of impairment, interest income and foreign exchange gains or losses which are recognised in profit or loss. On de-recognition, the cumulative gain or loss recognised in other comprehensive income is reclassified from equity to profit or loss. Interest income is included in finance income using the effective interest rate method.

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

To assess whether there is a significant increase in credit risk the Group compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition. It considers available reasonable and supportive forwarding-looking information. Macroeconomic information (such as market interest rates or growth rates) is also considered.

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

128	Annual Report on Form 20-F 2019

Financial Statements

17. Investment and return continued

17A. Financial assets

The Group’s Treasury function aims to protect the Group’s financial investments, while maximising returns. The fair value of financial assets is the same as the carrying amount for 2019 and 2018. The Group’s cash resources and other financial assets are shown below.

	€ million	€ million	€ million	€ million	€ million	€ million
Financial assets(a)	Current 2019	Non- current 2019	Total 2019	Current 2018	Non- current 2018	Total 2018

Cash and cash equivalents

Cash at bank and in hand	2,457	–	2,457	2,174	–	2,174

Short-term deposits with maturity of less than three months	1,693	–	1,693	1,024	–	1,024

Other cash equivalents	35	–	35	32	–	32

	4,185	–	4,185	3,230	–	3,230

Other financial assets

Financial assets at amortised costb)	578	220	798	382	247	629

Financial assets at fair value through other comprehensive income(c)	–	266	266	154	175	329

Financial assets at fair value through profit or loss:

Derivatives	20	114	134	194	–	194

Other(d)	309	274	583	144	220	364

	907	874	1,781	874	642	1,516

Total	5,092	874	5,966	4,104	642	4,746

(a)

For the purposes of this note and note 15C, financial assets and liabilities exclude trade and other current receivables and trade payables and other liabilities which are covered in notes 13 and 14 respectively.

(b)

Current financial assets at amortised cost include short-term deposits with banks with maturities longer than three months and loans to joint venture entities. Non-current financial assets at amortised cost include judicial deposit of €136 million (2018: €128 million) and investments in bonds of €56 million (2018: €93 million).

(c)

Included within non-current financial assets at fair value through other comprehensive income are equity investments of €244 million (2018: €148 million). These investments are not held by Unilever for trading purposes and hence the Group has opted to recognise fair value movements through other comprehensive income. The fair value movement in 2019 of these equity investments was €31 million (2018: €(9) million).

(d)

Current Other Financial assets at fair value through profit or loss include A- or higher rated money and capital market instruments. Included within non-current financial assets at fair value through profit or loss are assets in a trust to fund benefit obligations in the US (see also note 4B) of €54 million (2018: €59 million) and investments in a number of companies and financial institutions in North America, North Asia, South Asia and Europe.

There were no significant changes on account of change in business model in classification of financial assets since 31 December 2018.

There are no financial assets that are designated at fair value through profit or loss, which would otherwise have been measured at fair value through other comprehensive income.

Cash and cash equivalents reconciliation to the cash flow statement	€ million 2019	€ million 2018

Cash and cash equivalents per balance sheet	4,185	3,230

Less: bank overdrafts	(69)	(140)

Cash and cash equivalents per cash flow statement	4,116	3,090

Approximately €1 billion (or 24%) of the Group’s cash and cash equivalents are held in the parent and central finance companies, for maximum flexibility. These companies provide loans to our subsidiaries that are also funded through retained earnings and third party borrowings. We maintain access to global debt markets through an infrastructure of short and long-term debt programmes. We make use of plain vanilla derivatives, such as interest rate swaps and foreign exchange contracts, to help mitigate risks. More detail is provided in notes 16, 16A, 16B and 16C on pages 121 to 127.

The remaining €3.2 billion (76%) of the Group’s cash and cash equivalents are held in foreign subsidiaries which repatriate distributable reserves on a regular basis. For most countries, this is done through dividends which are in some cases subject to withholding or distribution tax. This balance includes €146 million (2018: €154 million, 2017: €206 million) of cash that is held in a few countries where we face cross-border foreign exchange controls and/or other legal restrictions that inhibit our ability to make these balances available for general use by the wider business. The cash will generally be invested or held in the relevant country and, given the other capital resources available to the Group, does not significantly affect the ability of the Group to meet its cash obligations.

Annual Report on Form 20-F 2019	129

Notes to the Consolidated Financial Statements

Unilever Group continued

17. Investment and return continued

17B. Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counter-party fails to meet its contractual obligations. Additional information in relation to credit risk on trade receivables is given in note 13. These risks are generally managed by local controllers. Credit risk related to the use of treasury instruments, including those held at amortised cost and at fair value through other comprehensive income, is managed on a Group basis. This risk arises from transactions with financial institutions involving cash and cash equivalents, deposits and derivative financial instruments. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets. To reduce this risk, Unilever has concentrated its main activities with a limited number of counter-parties which have secure credit ratings. Individual risk limits are set for each counter-party based on financial position, credit rating and past experience. Credit limits and concentration of exposures are actively monitored by the Group’s treasury department. Netting agreements are also put in place with Unilever’s principal counter-parties. In the case of a default, these arrangements would allow Unilever to net assets and liabilities across transactions with that counter-party. To further reduce the Group’s credit exposures on derivative financial instruments, Unilever has collateral agreements with Unilever’s principal counter-parties in relation to derivative financial instruments. Under these arrangements, counter-parties are required to deposit securities and/or cash as a collateral for their obligations in respect of derivative financial instruments. At 31 December 2019 the collateral held by Unilever under such arrangements amounted to €24 million (2018: €10 million), of which €24 million (2018: €10 million) was in cash, and €Nil million (2018: €Nil million) was in the form of bond securities. The non-cash collateral has not been recognised as an asset in the Group’s balance sheet.

Further details in relation to the Group’s exposure to credit risk are shown in note 13 and note 16A.

18. Financial instruments fair value risk

The Group is exposed to the risks of changes in fair value of its financial assets and liabilities. The following table summarises the fair values and carrying amounts of financial instruments.

	€ million	€ million	€ million	€ million
			Carrying	Carrying
	Fair value	Fair value	amount	amount
	2019	2018	2019	2018
Fair values of financial assets and financial liabilities		(Restated)(a)		(Restated)(a)

Financial assets

Cash and cash equivalents	4,185	3,230	4,185	3,230

Financial assets at amortised cost	798	629	798	629

Financial assets at fair value through other comprehensive income	266	329	266	329

Financial assets at fair value through profit or loss:

Derivatives	134	194	134	194

Other	583	364	583	364

	5,966	4,746	5,966	4,746

Financial liabilities

Bank loans and overdrafts	(853)	(816)	(853)	(814)

Bonds and other loans	(26,525)	(23,691)	(25,032)	(23,391)

Lease liabilities	(1,919)	(1,981)	(1,919)	(1,981)

Derivatives	(270)	(402)	(270)	(402)

Other financial liabilities	(183)	(150)	(183)	(150)

	(29,750)	(27,040)	(28,257)	(26,738)

(a)	Restated following adoption of IFRS 16. See note 1 and note 24 for further details.

The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature.

The instruments that have a fair value that is different from the carrying amount are classified as Level 2 for both 2018 and 2019.

Fair value hierarchy

The fair values shown in notes 15C and 17A have been classified into three categories depending on the inputs used in the valuation technique. The categories used are as follows:

•	Level 1: quoted prices for identical instruments;
•	Level 2: directly or indirectly observable market inputs, other than Level 1 inputs; and
•	Level 3: inputs which are not based on observable market data.

130	Annual Report on Form 20-F 2019

Financial Statements

18. Financial instruments fair value risk continued

For assets and liabilities which are carried at fair value, the classification of fair value calculations by category is summarised below:

		€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
								Total fair	Total fair
		Level 1	Level 1	Level 2	Level 2	Level 3	Level 3	value	value
	Notes	2019	2018	2019	2018	2019	2018	2019	2018

Assets at fair value

Financial assets at fair value through other comprehensive income	17A	7	160	4	5	255	164	266	329

Financial assets at fair value through profit or loss:

Derivatives(a)	16C	–	–	208	276	–	–	208	276

Other	17A	311	145	–	–	272	219	583	364

Liabilities at fair value

Derivatives(b)	16C	–	–	(326)	(542)	–	–	(326)	(542)

Contingent consideration	14	–	–	–	–	(154)	(142)	(154)	(142)

(a)	Includes €74 million (2018: €82 million) derivatives, reported within trade receivables, that hedge trading activities.
(b)	Includes €(56) million (2018: €(140) million) derivatives, reported within trade payables, that hedge trading activities.

There were no significant changes in classification of fair value of financial assets and financial liabilities since 31 December 2018. There were also no significant movements between the fair value levels since 31 December 2018.

The impact in 2019 income statement due to level 3 instruments is a loss of €9 million (2018: gain of €272 million).

Reconciliation of Level 3 fair value measurements of financial assets and financial liabilities is given below:

Reconciliation of movements in Level 3 valuations	€ million 2019	€ million 2018

1 January	241	(101)

Gains and losses recognised in income statement	(9)	272

Gains and losses recognised in other comprehensive income	43	(9)

Purchases and new issues	83	4

Sales and settlements	15	75

31 December	373	241

Significant unobservable inputs used in level 3 fair values

The largest asset valued using Level 3 techniques is an executive Life Insurance of €18 million (2018: €17 million). A change in one or more of the inputs to reasonably possible alternative assumptions would not change the value significantly.

The gains and losses recognised in 2018 income statement includes a credit from early settlement of contingent consideration for Blueair.

Calculation of fair values

The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December 2018.

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

Annual Report on Form 20-F 2019	131

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

•	The fair values of listed bonds are based on their market value.
•

Non-listed bonds, other loans, bank loans and non-current receivables and payables are based on the net present value of the anticipated future cash flows associated with these instruments using rates currently available for debt on similar terms, credit risk and remaining maturities.

Policies and processes used in relation to the calculation of level 3 fair values

Assets valued using Level 3 valuation techniques are primarily made up of long-term cash receivables and unlisted investments. Valuation techniques used are specific to the circumstances involved. Unlisted investments include €403 million (2018: €254 million) of investments within Unilever Ventures companies.

19. Provisions

Provisions are recognised where a legal or constructive obligation exists at the balance sheet date, as a result of a past event, where the amount of the obligation can be reliably estimated and where the outflow of economic benefit is probable.

Provisions	€ million 2019	€ million 2018

Due within one year	620	624

Due after one year	664	697

Total provisions	1,284	1,321

	€ million	€ million	€ million	€ million	€ million
			Brazil
Movements during 2019	Restructuring	Legal	indirect taxes	Other	Total

1 January 2019	445	143	203	530	1,321

Income Statement:

Charges	371	59	15	107	552

Releases	(75)	(10)	(10)	(62)	(157)

Utilisation	(257)	(38)	(7)	(54)	(356)

Reclassification(a)	(18)	(7)	(75)	28	(72)

Currency translation	4	2	2	(12)	(4)

31 December 2019	470	149	128	537	1,284

(a)	Includes an amount transferred to impairment provision relating to Brazil indirect tax assets. See note 13.

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

Other includes provisions for indirect taxes in countries other than Brazil, interest on tax provisions and provisions for various other matters. The timing of utilisation of these provisions is uncertain.

132	Annual Report on Form 20-F 2019

Financial Statements

20. Commitments and contingent liabilities

Lease commitments are the future cash out flows from the lease contracts which are not recorded in the measurement of lease liabilities. These include potential future payments related to leases of low value assets, leases which are less than twelve months, variable leases, extension and termination options and leases not yet commenced but which we have committed to.

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

Commitments

	€ million	€ million	€ million	€ million
	Leases	Leases	Other	Other
	2019	2018	commitments	commitments
Lease commitments and other commitments fall due as follows:		(Restated)(a)	2019	2018

Within 1 year	69	65	791	1,099

Later than 1 year but not later than 5 years	111	89	684	780

Later than 5 years	43	20	23	31

	223	174	1,498	1,910

(a)	Restated following adoption of IFRS 16. See note 1 and note 24 for further details.

Other commitments principally comprise commitments under contract to purchase materials and services. They do not include commitments to purchase property, plant and equipment, which are reported in note 10 on pages 111 to 112.

Adoption of IFRS 16

On adoption of IFRS 16, previously disclosed commitments for fixed lease payments have been recognised on the balance sheet and are now excluded from lease commitments. Other lease commitments are included in the table above. All prior year numbers have been restated.

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

A summary of our contingent liabilities is shown in the table below:

	€ million 2019	€ million 2018

Corporate reorganisation – IPI, PIS and COFINS taxes and penalties(a)	2,235	2,032

Inputs for PIS and COFINS taxes	43	52

Goodwill amortisation	184	177

Other tax assessments – approximately 600 cases	959	916

Total Brazil Tax	3,421	3,177

Other contingent liabilities	789	481

Total contingent liabilities	4,210	3,658

(a)

During 2004, and in common with many other businesses operating in Brazil, one of our Brazilian subsidiaries received a notice of infringement from the Federal Revenue Service in respect of indirect taxes. The notice alleges that a 2001 reorganisation of our local corporate structure was undertaken without valid business purpose. The 2001 reorganisation was comparable with restructurings done by many companies in Brazil. The original dispute was resolved in the courts in the Group’s favour. However, in 2013 a new assessment was raised in respect of a similar matter. Additionally, during the course of 2014 and again in 2017, 2018 and 2019 other notices of infringement were issued based on the same grounds argued in the previous assessments. The total amount of the tax assessments in respect of this matter is €2,235 million (2018: €2,032 million). The judicial process in Brazil is likely to take a number of years to conclude.

The Group believes that the likelihood that the Brazilian tax authorities will ultimately prevail is low, however there can be no guarantee of success in court. In each case we believe our position is strong so they have not been provided for and are considered to be contingent liabilities. Due to the fiscal environment in Brazil the possibility of further tax assessments related to the same matters cannot be ruled out. We expect that three of our largest tax litigation cases, which represent around €1.8 billion of contingent liabilities, will move from the Administrative to the Judicial Courts during 2020 although the timing is uncertain. When this happens, we will be required to make a judicial deposit or provide a guarantee in respect of the disputed tax, interest and penalties. The judicial process in Brazil is likely to take a number of years to conclude.

The contingent liabilities reported for indirect taxes relating to disputes with the Brazilian authorities are separate from the provisions listed in note 19; Unilever does not have provision and contingent liabilities for the same matters.

In 2019, a tax assessment was issued in connection with UK tax audit that commenced in 2015. The total amount of the tax assessment in respect of this matter is €141 million and is included in other contingent liabilities. The UK tax authorities are reviewing the allocation of taxable income related to intangible assets and centralised services as between Unilever N.V. and Unilever PLC, and whether Unilever N.V. has a permanent establishment in the UK. These arrangements have been in place and consistently applied by Unilever for many years and have been previously reviewed and accepted by the UK tax authorities. The period of review is for the years from 2011 to 2017, and the €141 million tax assessment is in respect of an alleged Unilever N.V. permanent establishment in the UK for 2015. Unilever strongly disagrees with the positions taken by the UK tax authorities and believes that the positions as filed in UK tax returns are in accordance with the tax legislation. Given the potential impact of any adjustment on the allocation of taxable income between Unilever N.V. and Unilever PLC, with potential consequential effects for Dutch taxable income, we have filed a protective Mutual Agreement Procedure with the Dutch and UK authorities.

Discussions with the UK tax authorities are ongoing and there is recognition that significant further work is required before any further tax assessments can be issued and that the issues raised overlap in whole or part and therefore require a sequenced resolution. On the basis of the tax assessment issued the maximum exposure could be up to €600 million.

Annual Report on Form 20-F 2019	133

Notes to the Consolidated Financial Statements

Unilever Group continued

21. Acquisitions and disposals

Business combinations are accounted for using the acquisition accounting method as at the acquisition date, which is the date at which control is transferred to the Group.

Goodwill is measured at the acquisition date as the fair value of consideration transferred, plus non-controlling interests and the fair value of any previously held equity interests less the net recognised amount (which is generally fair value) of the identifiable assets and liabilities assumed. Goodwill is subject to an annual review for impairment (or more frequently if necessary) in accordance with our accounting policies. Any impairment is charged to the income statement as it arises. Detailed information relating to goodwill is provided in note 9 on pages 108 to 110.

Transaction costs are expensed as incurred, within non-underlying items.

Changes in ownership that do not result in a change of control are accounted for as equity transactions and therefore do not have any impact on goodwill. The difference between consideration and the non-controlling share of net assets acquired is recognised within equity.

2019

In 2019, the Group completed the business acquisitions and disposals as listed below. In each case 100% of the businesses were acquired unless stated otherwise. Total consideration for 2019 acquisitions is €1,167 million (2018: €1,194 million for acquisitions completed during that year). More information related to the 2019 acquisitions is provided on page 135 to 136.

Deal completion date	Acquired/disposed business

28 January 2019	Acquired the Laundress, a global premium eco-friendly laundry care business in the US. The acquisition expands our portfolio into the premium home care market.

5 February 2019	Acquired Graze, the leading healthy snacking business in the UK. The acquisition accelerates our presence in the healthy snacking and out of home markets.

1 March 2019	Sold the global Alsa baking and dessert business to Dr. Oetker.

5 April 2019	Acquired Garancia, a derma-cosmetic business in France. The acquisition strengthens our prestige portfolio in the pharmacy channel.

21 May 2019	Acquired Olly Nutrition, a US based vitamins, minerals and supplements business that accelerates our presence and competitiveness in the wellness market.

28 June 2019	Acquired Fluocaril and Parogencyl oral care businesses in France and Spain. The acquisition complements our existing oral care portfolio and strengthens our distribution in the European pharmacy channel.

26 July 2019	Acquired 95% of Tatcha, a leading prestige skin care business in the US. Tatcha is a modern skin care brand with a focus on natural ingredients, product experience, premium design and packaging quality.

30 August 2019	Acquired Astrix, a personal and home care business in Bolivia that further strengthens our local market competitiveness.

1 October 2019	Acquired 70% of Lenor, a premium skin care business based in Japan. The acquisition expands our portfolio into Japanese beauty, premium face and derma care in Japan and China.

1 October 2019	Acquired 75% of FruFru, a healthy food business in Romania which accelerates our local presence and competitiveness in the healthy food market.

As previously announced, in December 2018 the Group signed an agreement to acquire the health food drinks portfolio of GlaxoSmithKline in India, Bangladesh and 20 other predominantly Asian markets primarily to acquire the Horlicks and Boost brands. The deal is now expected to complete during the first half of 2020. The consideration is payable via a combination of €642 million cash and shares of Hindustan Unilever Limited. Based on the share price of Hindustan Unilever Limited and exchange rates at 31 December 2019, the total consideration for the acquisition was valued at approximately €5,086 million.

Effect on consolidated income statement

The acquisition deals completed in 2019 have contributed €227 million to Group revenue and €5 million to Group operating profit since the relevant acquisition dates.

If the acquisition deals completed in 2019 had all taken place at the beginning of the year, Group revenue would have been €52,165 million and Group operating profit would have been €8,724 million.

134	Annual Report on Form 20-F 2019

Financial Statements

21. Acquisitions and disposals continued

2018

In 2018 the Group completed the following business acquisitions and disposals as listed below. For businesses acquired, the acquisition accounting has been finalised and subsequent changes to the provisional numbers published last year were immaterial.

Deal completion date	Acquired/disposed business

15 January 2018	Acquired the remaining 2% non-controlling interest of Carver Korea bringing the Group’s ownership to 100%.

28 February 2018	Acquired Quala beauty & personal and home care business in Latin America.

2 July 2018	Sold the global Spreads business (excluding Southern Africa) to KKR.

2 July 2018	Sold the Spreads business in Southern Africa to Remgro plus a cash consideration of €306 million in exchange for Remgro’s 25.75% shareholding in Unilever South Africa.

27 September 2018	Acquired Adityaa Milk, an ice cream business in India. The acquisition strengthens Unilever front end distribution reach in India.

1 October 2018	Acquired 75% of Equilibra, the Italian personal care and wellbeing business. The acquisition complements Unilever’s product range through its presence in the ‘natural’ personal care segment.

1 November 2018	Acquired Betty Ice, a leading ice cream business in Romania. The acquisition enriches Unilever’s product range through local offerings and price tiers.

3 December 2018	Acquired Denny Ice, an ice cream business in Bulgaria to strengthen local product knowledge.

31 December 2018	Acquired Vegetarian Butcher, a vegetarian meat replacement, foods business in the Netherlands. The acquisition fits with Unilever’s strategy to expand its portfolio into plant-based foods responding to the growing trend of vegetarian and vegan meals.

Effect on consolidated balance sheet

Acquisitions

The following table sets out the effect of the acquisitions in 2019, 2018 and 2017 on the consolidated balance sheet. The fair values currently used for opening balances of all acquisitions made in 2019 are provisional, with the exception of the Laundress and Graze whose opening balance sheets were finalised within 2019. Balances remain provisional due to missing relevant information about facts and circumstances that existed as of the acquisition date and where valuation work is still ongoing.

Detailed information relating to goodwill is provided in note 9 on pages 108 to 110. The value of goodwill which is expected to be tax deductible is €160 million.

	€ million 2019	€ million 2018	€ million 2017

Net assets acquired	771	815	2,423

Non-controlling interest	(25)	(17)	(50)

Goodwill	421	496	2,539

Total payment for acquisition	1,167	1,294	4,912

Exchange rate gain/(loss) on cash flow hedge	–	(100)	51

Total consideration	1,167	1,194	4,963

Annual Report on Form 20-F 2019	135

Notes to the Consolidated Financial Statements

Unilever Group continued

21. Acquisitions and disposals continued

In 2019 the net assets acquired and total payment for acquisitions consist of:

€ million 2019

Intangible assets	787

Other non-current assets	37

Trade and other receivables	58

Other current assets	94

Non-current liabilities	(128)

Current liabilities	(77)

Net assets acquired	771

Non-controlling interest	(25)

Goodwill	421

Exchange rate gain/(loss) on cash flow hedges	–

Cash consideration	1,149

Deferred consideration	18

Total consideration	1,167

No contingent liabilities were acquired in the acquisitions described above.

Goodwill represents the future value which the Group believes it will obtain through operational synergies and the application of acquired company ideas to existing Unilever channels and businesses.

Disposals

Total consideration for 2019 disposals is €169 million (2018: €7,590 million for disposals completed during that year). The following table sets out the effect of the disposals in 2019, 2018 and 2017 on the consolidated balance sheet. The results of disposed businesses are included in the consolidated financial statements up to their date of disposal.

	€ million 2019	€ million 2018	€ million 2017

Goodwill and intangible assets	82	2,510	71

Other non-current assets	19	666	92

Current assets	15	261	10

Trade creditors and other payables	(12)	(107)	(8)

Net assets sold	104	3,330	165

(Gain)/loss on recycling of currency retranslation on disposal	–	(71)	66

Profit/(loss) on sale attributable to Unilever	65	4,331	332

Consideration	169	7,590	563

Cash	168	7,135	560

Cash balances of businesses sold	1	321	–

Non-cash items and deferred consideration	–	134	3

	169	7,590	563

On 1 March 2019 Unilever sold the global Alsa baking and dessert business to Dr. Oetker for €155 million cash consideration. Goodwill of €27 million was allocated from the Foods & Refreshment CGUs. Profit on the disposal was €57 million, recognised as a non-underlying item (see note 3).

136	Annual Report on Form 20-F 2019

Financial Statements

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

	€ million 2019 Total	€ million 2018 Total

Disposal groups held for sale(a)

Goodwill and intangibles	3	82

Property, plant and equipment	13	19

Inventories	9	8

Trade and other receivables	1	2

Other	3	4

	29	115

Property, plant and equipment held for sale(b)	53	4

Assets held for sale	82	119

Liabilities held for sale	1	11

(a)	In 2018, disposal groups held for sale consists of assets mainly relating to Alsa baking and dessert business which was disposed during 2019.
(b)	2019 includes manufacturing assets held for sale in various countries.

23. Related party transactions

A related party is a person or entity that is related to the Group. These include both people and entities that have, or are subject to, the influence or control of the Group.

The following related party balances existed with associate or joint venture businesses at 31 December:

Related party balances	€ million 2019	€ million 2018

Trading and other balances due from joint ventures	123	121

Trading and other balances due from/(to) associates	–	–

Joint ventures

Sales by Unilever group companies to Unilever FIMA, LDA and Pepsi Lipton joint ventures were €108 million and €60 million in 2019 (2018: €107 million and €65 million) respectively. Sales from Unilever FIMA, LDA and from Pepsi Lipton joint ventures to Unilever group companies were €67 million and €46 million in 2019 (2018: €83 million and €51 million) respectively. Royalties and service fee paid by Unilever FIMA LDA to Unilever group companies were €15 million (2018: €16 million). Balances owed by/(to) Unilever FIMA, LDA and Pepsi Lipton joint ventures at 31 December 2019 were €128 million and €(5) million (2018: €127 million and €(6) million) respectively.

Associates

Langholm Capital Partners invests in private European companies with above-average longer-term growth prospects.

Langholm Capital II was launched in 2009. Unilever has invested €64 million in Langholm Capital II, with an outstanding commitment at the end of 2019 of €11 million (2018: €13 million). During 2019, Unilever received €0 million (2018: €0.3 million) from its investment in Langholm Capital II.

Annual Report on Form 20-F 2019	137

Notes to the Consolidated Financial Statements

Unilever Group continued

24. Restatement impact of IFRS 16

Upon adoption of IFRS 16, the Group has recognised leases on the balance sheet with a right-of-use asset and related lease liability. Refer to note 1 for a summary of accounting for leases under the new standard. The Group has restated all prior periods for the impact of IFRS 16 in line with the ‘full retrospective approach’. The Group has chosen not to recognise short-term leases, which are those less than 12 months, and leases of low-value assets on the balance sheet.

Financial statement impact

The following tables summarise the impact of adopting IFRS 16 on the Group’s consolidated financial statements. Only restated lines have been included in the following tables:

(A) Balance sheet

The Group recognised leased assets on the balance sheet representing the right to use of the underlying assets from the lease contracts. Current and non-current lease liabilities were also recognised for the present value of the lease payments due under the lease contracts. Deferred tax adjustments are due to temporary timing differences arising from the recognition of leased assets and lease liabilities. Shareholders’ equity has been restated to reflect the cumulative impact of IFRS 16 on retained earnings and currency translation adjustment as a result of IFRS 16 restatement of foreign subsidiaries.

		€ million As at 31 December 2018			€ million As at 31 December 2017
Consolidated balance sheet items	As previously reported	Adjustments for IFRS 16	Restated	As previously reported	Adjustments for IFRS 16	Restated

Non-current assets

Property, plant and equipment	10,347	1,741	12,088	10,411	1,859	12,270

Deferred tax assets	1,117	35	1,152	1,085	33	1,118

Other non-current assets	648	(118)	530	557	(116)	441

Total non-current assets	43,975	1,658	45,633	43,302	1,776	45,078

Current assets

Trade and other current receivables	6,485	(3)	6,482	5,222	(3)	5,219

Total current assets	15,481	(3)	15,478	16,983	(3)	16,980

Total assets	59,456	1,655	61,111	60,285	1,773	62,058

Current liabilities

Financial liabilities	3,235	378	3,613	7,968	410	8,378

Total current liabilities	19,772	378	20,150	23,177	410	23,587

Non-current liabilities

Financial liabilities	21,650	1,475	23,125	16,462	1,577	18,039

Deferred tax liabilities	1,923	(23)	1,900	1,913	(25)	1,888

Total non-current liabilities	27,392	1,452	28,844	22,721	1,552	24,273

Total liabilities	47,164	1,830	48,994	45,898	1,962	47,860

Equity

Shareholders’ equity

Other reserves	(15,286)	68	(15,218)	(13,633)	46	(13,587)

Retained profit	26,265	(243)	26,022	26,648	(235)	26,413

	11,572	(175)	11,397	13,629	(189)	13,440

Total equity	12,292	(175)	12,117	14,387	(189)	14,198

Total liabilities and equity	59,456	1,655	61,111	60,285	1,773	62,058

Only impacted lines and key sub-totals are presented in the table above.

138	Annual Report on Form 20-F 2019

Financial Statements

24. Restatement impact of IFRS 16 continued

(B) Income statement and statement of comprehensive income

Operating profit has been restated to remove operating lease payments previously recognised and to recognise depreciation expense on the leased assets that are now recognised on the balance sheet. Interest expense on lease liabilities has been recognised within finance costs. Adjustments to taxation are due to the change in profit before taxation. Currency translation gains/losses have also been restated to reflect the foreign exchange impact of IFRS 16 on subsidiaries that do not have a euro functional currency.

	€ million For the year ended 31 December 2018			€ million For the year ended 31 December 2017
Consolidated income statement	As previously reported	Adjustments for IFRS 16	Restated	As previously reported	Adjustments for IFRS 16	Restated

Operating profit	12,535	104	12,639	8,857	100	8,957

Finance costs	(591)	(127)	(718)	(556)	(127)	(683)

Profit before taxation	12,383	(23)	12,360	8,153	(27)	8,126

Taxation	(2,575)	3	(2,572)	(1,667)	(3)	(1,670)

Net profit	9,808	(20)	9,788	6,486	(30)	6,456

Attributable to:

Shareholders’ equity	9,389	(20)	9,369	6,053	(30)	6,023

	€ million For the year ended 31 December 2018			€ million For the year ended 31 December 2017
Consolidated statement of comprehensive income	As previously reported	Adjustments for IFRS 16	Restated	As previously reported	Adjustments for IFRS 16	Restated

Net profit	9,808	(20)	9,788	6,486	(30)	6,456

Other comprehensive income

Items that may be reclassified subsequently to profit or loss, net of tax:

Currency retranslation gains/(losses)	(861)	22	(839)	(983)	48	(935)

Total comprehensive income	8,615	2	8,617	6,710	18	6,728

Attributable to:

Non-controlling interests	407	–	407	381	–	381

Shareholders’ equity	8,208	2	8,210	6,329	18	6,347

Only impacted lines and key sub-totals are presented in the tables above.

(C) Cash flow statement

There is no impact on overall cash flows on the Group from the adoption of IFRS 16. However, cash outflows for lease payments have been reclassified from cash flows from operating activities to cash flows used in financing activities.

	€ million For the year ended 31 December 2018			€ million For the year ended 31 December 2017
Consolidated statement of cash flows	As previously reported	Adjustments for IFRS 16	Restated	As previously reported	Adjustments for IFRS 16	Restated

Net profit	9,808	(20)	9,788	6,486	(30)	6,456

Taxation	2,575	(3)	2,572	1,667	3	1,670

Net finance costs	481	127	608	877	127	1,004

Operating profit	12,535	104	12,639	8,857	100	8,957

Depreciation, amortisation and impairment	1,747	469	2,216	1,538	487	2,025

Elimination of (profits)/losses on disposal	(4,299)	(14)	(4,313)	(298)	–	(298)

Other adjustments	(266)	6	(260)	(153)	–	(153)

Cash flows from operating activities	9,047	565	9,612	9,456	587	10,043

Net cash flows from operating activities	6,753	565	7,318	7,292	587	7,879

Interest paid	(477)	(94)	(571)	(470)	(104)	(574)

Capital element of finance lease rental payments	(10)	10	–	(14)	14	–

Capital element of lease payments	–	(481)	(481)	–	(497)	(497)

Net cash flows (used in)/from financing activities	(11,548)	(565)	(12,113)	(1,433)	(587)	(2,020)

Only impacted lines and key sub-totals are presented in the table above.

Annual Report on Form 20-F 2019	139

Notes to the Consolidated Financial Statements

Unilever Group continued

24. Restatement impact of IFRS 16 continued

(D) Impact on earnings per share

Basic and diluted earnings per share have been restated to reflect the restated net profit attributable to shareholders’ equity as per the income statement.

		2018		2017
Combined earnings per share	As previously reported	Restated	As previously reported	Restated

Basic earnings per share	€3.50	€3.49	€2.16	€2.15

Diluted earnings per share	€3.48	€3.48	€2.15	€2.14

Underlying earnings per share	€2.36	€2.35	€2.24	€2.23

		€ million 2018		€ million 2017
	As previously reported	Restated	As previously reported	Restated

Net profit	9,808	9,788	6,486	6,456

Non-controlling interests	(419)	(419)	(433)	(433)

Net profit attributable to shareholders’ equity – used for basic and diluted earnings per share	9,389	9,369	6,053	6,023

Post tax impact of non-underlying items	(3,024)	(3,024)	262	262

Underlying profit attributable to shareholders’ equity – used for underlying earnings per share	6,365	6,345	6,315	6,285

(E) Impact on segment information

Segment information for the Group’s divisions and geographical areas has been restated. Operating profit, underlying operating profit, operating margin and underlying operating margin have been restated to reflect the impact of IFRS 16 adoption on the income statement as follows:

Segment information	€ million Beauty & Personal Care	€ million Foods & Refreshment	€ million Home Care	€ million Total

2018

Operating profit

As previously reported	4,130	7,245	1,160	12,535

Adjustments for IFRS 16	35	42	27	104

Restated	4,165	7,287	1,187	12,639

Underlying operating profit

As previously reported	4,508	3,534	1,317	9,359

Adjustments for IFRS 16	35	42	27	104

Restated	4,543	3,576	1,344	9,463

Depreciation and amortisation

As previously reported	510	773	256	1,539

Adjustments for IFRS 16	176	176	117	469

Restated	686	949	373	2,008

2017

Operating profit

As previously reported	4,103	3,616	1,138	8,857

Adjustments for IFRS 16	37	41	22	100

Restated	4,140	3,657	1,160	8,957

Underlying operating profit

As previously reported	4,375	3,737	1,288	9,400

Adjustments for IFRS 16	37	41	23	100

Restated	4,412	3,778	1,311	9,500

Depreciation and amortisation

As previously reported	488	802	248	1,538

Adjustments for IFRS 16	153	257	77	487

Restated	641	1,059	325	2,025

140	Annual Report on Form 20-F 2019

Financial Statements

24. Restatement impact of IFRS 16 continued

(E) Impact on segment information continued

Regional	€ million Asia/AMET/RUB	€ million The Americas	€ million Europe	€ million Total

2018

Operating profit

As previously reported	4,777	3,586	4,172	12,535

Adjustments for IFRS 16	47	35	22	104

Restated	4,824	3,621	4,194	12,639

Underlying operating profit

As previously reported	4,340	2,694	2,325	9,359

Adjustments for IFRS 16	47	35	22	104

Restated	4,387	2,729	2,347	9,463

2017

Operating profit

As previously reported	3,802	3,086	1,969	8,857

Adjustments for IFRS 16	45	34	21	100

Restated	3,847	3,120	1,990	8,957

Underlying operating profit

As previously reported	4,108	3,063	2,229	9,400

Adjustments for IFRS 16	45	34	21	100

Restated	4,153	3,097	2,250	9,500

25. Remuneration of auditors

This note includes all amounts paid to the Group’s auditors, whether in relation to their audit of the Group or otherwise. During the year the Group (including its subsidiaries) obtained the following services from the Group auditors and its associates:

	€ million 2019		€ million 2018		€ million 2017

Fees payable to the Group’s auditors for the audit of the consolidated and parent company accounts of Unilever N.V. and Unilever PLC(a)	5		6		4

Fees payable to the Group’s auditors for the audit of accounts of subsidiaries of Unilever N.V. and Unilever PLC pursuant to legislation(b)	12		10		10

Total statutory audit fees(c)	17		16		14

Audit-related assurance services	–	(d)	–	(d)	–	(d)

Other taxation advisory services	–	(d)	–	(d)	–	(d)

Services relating to corporate finance transactions	–		–		–

Other assurance services	–	(e)	5	(e)	5	(e)

All other non-audit services	–	(d)	–	(d)	–	(d)

(a)	Of which €1 million was payable to KPMG Accountants N.V. (2018: €1 million; 2017: €1 million) and €4 million was payable to KPMG LLP (2018: €5 million; 2017: €4 million).
(b)

Comprises fees payable to the KPMG network of independent member firms affiliated with KPMG International Cooperative for audit work on statutory financial statements and Group reporting returns of subsidiary companies.

(c)

Amount payable to KPMG in respect of services supplied to associated pension schemes was less than €1 million individually and in aggregate (2018: less than €1 million individually and in aggregate; 2017: less than €1 million individually and in aggregate).

(d)	Amounts paid in relation to each type of service are less than €1 million individually and in aggregate (2018: less than €1 million; 2017: €1 million).
(e)	2018 includes €4 million (2017: €5 million) for audits and reviews of carve-out financial statements of the Spreads business and €1 million (2017: €Nil) for assurance work on Simplification.

26. Events after the balance sheet date

Where events occurring after the balance sheet date provide evidence of conditions that existed at the end of the reporting period, the impact of these events is adjusted within the financial statements. Otherwise, events after the balance sheet date of a material size or nature are disclosed below.

Dividend

On 30 January 2020 Unilever announced a quarterly dividend with the 2019 fourth quarter results of €0.4104 per NV ordinary share and £0.3472 per PLC ordinary share. The total value of the announced dividend is €1,073 million.

Annual Report on Form 20-F 2019	141

Notes to the Consolidated Financial Statements

Unilever Group continued

27. Significant subsidiaries

The following represents the significant subsidiaries of the Group as 31 December 2019, that principally affect the turnover, profit and net assets of the Group. The percentage of share capital is shown below represents the aggregate percentage of equity capital directly or indirectly held by NV or PLC in the company. The companies are incorporated and principally operated in the countries under which they are shown except where stated otherwise.

Country	Name of company	NV %	PLC%

Argentina	Unilever de Argentina S.A.	64.55	35.45

Australia	Unilever Australia Limited	–	100

Bangladesh	Unilever Bangladesh Limited	–	60.75

Brazil	Unilever Brasil Ltda.	64.55	35.45

Canada	Unilever Canada Inc.	64.55	35.45

China	Walls (China) Co. Ltd.	100.00	–

China	Unilever Services (Hefei) Co Ltd	100.00	–

England and Wales	Unilever UK & CN Holdings Limited	–	100

England and Wales	Unilever U.K. Holdings Limited	–	100

England and Wales	Unilever UK Limited	5.61	94.39

France	Unilever France S.A.S	64.54	35.45

Germany	Unilever Deutschland GmbH	64.55	35.45

Germany	Unilever Deutschland Holding GmbH	64.55	35.45

India	Hindustan Unilever Limited	–	67.18

Indonesia	PT Unilever Indonesia, Tbk.	54.86	30.13

Italy	Unilever Italia Mkt Operations S.R.L	100.00	–

Japan	Unilever Japan Customer Marketing K.K.	100.00	–

Mexico	Unilever de Mexico, S. de R.I. de C.V.	64.55	35.45

Netherlands	Mixhold B.V.	64.55	35.45

Netherlands	Unilever Finance International B.V.	100.00	–

Netherlands	Unilever Nederland B.V.	100.00	–

Netherlands	Unilever Europe B.V.	100.00	–

Netherlands	UNUS Holding B.V.	55.40	44.60

Pakistan	Unilever Pakistan Limited	–	99.27

Philippines	Unilever Philippines, Inc.	64.55	35.45

Russia	OOO Unilever Rus	11.89	88.11

Singapore	Unilever Asia Private Limited	100.00	–

South Africa	Unilever South Africa (Pty) Limited	8.98	91.02

Spain	Unilever Espana S.A.	100.00	–

Switzerland	Unilever ASCC AG	100.00	–

Switzerland	Unilever Finance International AG	100.00	–

Switzerland	Unilever Supply Chain Company AG	100.00	–

Thailand	Unilever Thai Trading Limited	64.55	35.45

Turkey	Unilever Sanayi ve Ticaret Turk A.S	64.54	35.44

United Arab Emirates	Unilever General Trading LLC	–	49.00

USA	Conopco, Inc.	55.40	44.60

USA	Unilever Capital Corporation	55.40	44.60

USA	Unilever United States, Inc.	55.40	44.60

Vietnam	Unilever Vietnam International Company Limited	100.00	–

Due to the inclusion of certain partnerships in the consolidated group financial statements of Unilever, para 264(b) of the German trade law grants an exemption from the duty to prepare individual statutory financial statements and management reports in accordance with the requirements for limited liability companies and to have these audited and published.

142	Annual Report on Form 20-F 2019

This page intentionally

left blank

Annual Report on Form 20-F 2019	143

This page intentionally

left blank

144	Annual Report on Form 20-F 2019

This page intentionally

left blank

Annual Report on Form 20-F 2019	145

This page intentionally

left blank

146	Annual Report on Form 20-F 2019

This page intentionally

left blank

Annual Report on Form 20-F 2019	147

This page intentionally

left blank

148	Annual Report on Form 20-F 2019

This page intentionally

left blank

Annual Report on Form 20-F 2019	149

This page intentionally

left blank

150	Annual Report on Form 20-F 2019

This page intentionally

left blank

Annual Report on Form 20-F 2019	151

This page intentionally

left blank

152	Annual Report on Form 20-F 2019

Financial Statements

Group Companies

As at 31 December 2019

In accordance with Articles 2:379 and 2:414 of the Dutch Civil Code and Section 409 of the Companies Act 2006 a list of subsidiaries, partnerships, associates and joint ventures as at 31 December 2019 is set out below. All subsidiary undertakings are subsidiary undertakings of their immediate parent undertaking(s) pursuant to section 1162 (2) (a) of the Companies Act 2006 unless otherwise indicated – see the notes on page 160. All subsidiary undertakings not included in the consolidation are not included because they are not material for such purposes. All associated undertakings are included in the Unilever Group’s financial statements using the equity method of accounting unless otherwise indicated – see the notes on page 160. See page 142 of the Annual Report and Accounts for a list of the significant subsidiaries.

Companies are listed by country and under their registered office address. The aggregate percentage of capital held by the Unilever Group is shown after the subsidiary company name, except where it is 100%. If the Nominal Value field is blank, then the Share Class Note will identify the type of interest held in the entity.

Subsidiary undertakings included in the consolidation

Name of Undertaking	% holding as between NV /PLC	Nominal Value	Share Class Note

Algeria – Zone Industrielle Hassi Ameur Oran 31000
Unilever Algérie SPA (72.50)	72.50/0	DZD1,000.00	1
Argentina – Tucumán 1, Piso 4°, Cdad. de Buenos Aires
Arisco S.A.	64.55/35.45	ARA1.00	1
Unilever De Argentina S.A.	64.55/35.45	ARA1.00	1
Club de Beneficios S.A. (98)	63.26/34.74	ARA1.00	1
Argentina – Mendoza km 7/8 – Pocitos, San Juan
Helket S.A.	64.55/35.45	ARA1.00	1
Australia – Level 17, 2-26 Park Street, Sydney, NSW 2000
Ben & Jerry’s Franchising Australia Limited	0/100	AUD1.00	1
Tea Too Pty Limited	0/100	AUD1.00	1
TIGI Australia Pty Limited	0/100	AUD1.00	2
	0/100	AUD1.00	3
Unilever Australia (Holdings) Pty Limited	0/100	AUD1.00	1
Unilever Australia Group Partnership	0/100		4
Unilever Australia Group Pty Limited	0/100	AUD2.00	1
	0/100	AUD1.00	2
	0/100	AUD1.00	3
Unilever Australia Limited	0/100	AUD1.00	1
Unilever Australia Supply Services Limited	0/100	AUD1.00	1
Unilever Australia Trading Limited	0/100	AUD1.00	1
Australia – 111 Chandos Street, Crows Nest, NSW 2065
Dermalogica Holdings Pty Limited	0/100	AUD1.00	1
Dermalogica Pty Limited	0/100	AUD2.00	1
Australia – DLA Piper - Australia. Level 22, No. 1 Martin Place, Sydney NSW 2000
Dollar Shave Club Australia Pty Limited	55.40/44.60	AUD1.00	1
Austria -Stella-Klein-Löw Weg 13, 1023 Wien
Delico Handels GmbH	100/0	EUR36,337.00	1
Kuner Nahrungsmittel GmbH	100/0	EUR36,336.00	1
TIGI Handels GmbH	100/0	EUR36,336.00	1
ULPC Handels GmbH	100/0	EUR218,019.00	1
Unilever Austria GmbH	100/0	EUR10,000,000.00	1
Bangladesh – 51 Kalurghat Heavy Industrial Area, Kalurghat, Chittagong
Unilever Bangladesh Limited (60.75)	0/60.75	BDT100.00	1
Belgium – Humaniteitslaan 292, 1190 Brussels
Unilever Belgium NV/SA	100/0	No Par Value	1
Unilever Lipton Tea NV/SA	100/0	No Par Value	1
Belgium – Rond-Point Schuman, 6 Box 5, 1040 Ettebeek
Intuiskin SPRL (In liquidation) (95.81)	95.81/0	EUR185.50	1
Bolivia – Av. Blanco Galindo Km. 10.4 Cochabamba
Unilever Andina Bolivia S.A.	100/0	Bs 1000.00	1
Bolivia – Av. Blanco Galindo Km 6,9, Los Pinos Street No. 121, Colcapirhua, Quillacollo, Cochabamba
Astrix S.A.	100/0	Bs.1000.00	1
Brazil – Rua Oscar Freire, n. 957, mezanino, room 1, Cerqueira Cesar, Zip Code 01426-003,São Paulo/SP
Euphoria Ice Cream Comercio de Alimentos Limitada	64.55/35.45	BRL1.00	5
Brazil – Rod. BR 101-Norte, s/n, km. 43,6 – Room 4, Igarassu /PE
Cicanorte Industria de Conservas Alimenticas S.A.	64.55/35.45	BRL2.80	1
Brazil – Av. das Nações Unidas, n. 14.261, 8th floor, qd 10, Wing B, Vila Gertrudes, ZIP Code 04794- 000 – São Paulo/SP
RGG – Comércio E Representações	64.55/35.45	BRL1.00	5
De Produtos De Higiene Pessoal Limitada
Brazil – Av. Dr. Cardoso de Melo, nº 1855, Room A, Suite 152, 15th floor, Vila Olímpia, São Paulo/SP CEP 04548-005.
E-UB Comércio Ltda	64.55/35.45	BRL1.00	5
Brazil – Av. das Nações Unidas, n. 14.261, 8th floor, qd 7, Wing B, Vila Gertrudes, ZIP Code 04794-000 – São Paulo/SP
UBA 2 – Comércio e Representação de Alimentos Limitada	64.55/35.45	BRL1.00	5
Brazil – Campos Sales St., No. 20, Part, Centro, ZIP Code 13271-900, Valinhos/SP
Unilever Logistica Serviços Ltda	64.55/35.45	BRL1.00	5
Brazil – Cidade de Sao Paulo, Estado de Sao Paule, na Rua Engenheiro Antonio Ponzio Ippolito
Massau Comercio De Alimentos Ltda	64.55/35.45	BRL1.00	5
Brazil – Av. das Nações Unidas, n. 14.261, 8th floor, qd 9, Wing B, Vila Gertrudes, ZIP Code 04794-000 – São Paulo/SP
UBI 4 – Comércio de Alimentos Limitada	64.55/35.45	BRL1.00	5
Brazil – Rod. BR 232, s/n, km. 13 – Jaboatão dos Guararapes/PE
Unilever Brasil Gelados do Nordeste S.A.	64.55/35.45	No Par Value	2
	64.55/35.45	No Par Value	3
Brazil – Av. das Nações Unidas, n. 14.261, 7th floor, Wing B, Vila Gertrudes, Zip Code 04794-000, São Paulo/SP
Unilever Brasil Gelados Limitada	64.55/35.45	BRL1.00	5
Brazil – Av. das Nações Unidas, n. 14.261, 3rd to 6th and 8th to 10th floors, Wing B Vila Gertrudes, Zip Code 04794-000, São Paulo/SP
Unilever Brasil Limitada	64.55/35.45	BRL1.00	5

Name of Undertaking	% holding as between NV /PLC	Nominal Value	Share Class Note

Brazil – Av. das Nações Unidas, n. 14.261, 3rd floor, Wing A, Vila Gertrudes, ZIP Code 04794-000, São Paulo/SP
Unilever Brasil Industrial Limitada	64.55/35.45	BRL1.00	5
Brazil – Av. Marechal Floriano, 19 – Room 1001 Part – Rio de Janeiro/RJ
Veritas do Brazil Limitada (99)	63.90/35.10	BRL1.00	5
Brazil – Rua Sabiá, 45, Jardim Marieta, Osasco/SP
SOLO ATS Participações do Brasil S.A	64.55/35.45	No Par Value	1
Mãe Terra Produtos Naturais Ltda.	64.55/35.45	BRL1.00	5
Brazil - Rua Tenente Pena, No. 156, Bom Retiro, CEP 01127-020, São Paulo
Smart Home Comércio E Locação De Equipamentos S.A (50.01)	32.28/17.73	BRL187,775.00	1
British Virgin Islands – Pasea Estate, Road Town, Tortola
Aromatel Brands Inc.	100/0	USD1.00	1
Aromatel South Inc.	100/0	USD1.00	1
Ego Brands Inc.	100/0	USD1.00	1
Ego South Inc.	100/0	USD1.00	1
Savital Brands Inc.	100/0	USD1.00	1
Savital South Inc.	100/0	USD1.00	1
Fortident Brands Inc.	100/0	USD1.00	1
Fortident South Inc.	100/0	USD1.00	1
Bulgaria - City of Sofia, Borough Mladost, 1, Business Park, Building 3, Floor 1
Unilever Bulgaria EOOD	100/0	BGN1,000.00	1
Bulgaria – Ilyu Voyvoda No. 10, Veliko Tarnovo district, 5000 Veliko Tarnovo
Slimfood EOOD	100/0	BGN 100.00	1
Cambodia – No. 443A Street 105, Sangkat Boeung Pralit, Khan 7 Makara Phnom Penh Capital
Unilever (Cambodia) Limited	100/0	KHR20,000.00	1
Canada – 3081, 3rd Avenue, Whitehorse, Yukon Territory, Y1A 4Z7
Dermalogica Canada Limited	0/100	No Par Value	6
Canada – P.O. Box 49130, 2900 – 595 Burrard Street, Vancouver BC V7X 1J5
Dollar Shave Club Canada, Inc	55.40/44.60	CAD0.01	7
Canada -800-885 West Georgia Street, Vancouver BC V6C 3H1
Seventh Generation Family & Home ULC	55.40/44.60	No Par Value	7
Canada – 1000 rue de la Gauchetière Ouest, Bureau 2500, Montreal H3B 0A2
4012208 Canada Inc.	64.55/35.45	No Par Value	7
Canada – 160 Bloor Street East, Suite 1400, Toronto ON M4W 3R2
Unilever Canada Inc.	64.55/35.45	No Par Value	8
	64.55/35.45	No Par Value	9
	0/100	No Par Value	10
	64.55/35.45	No Par Value	11
	64.55/35.45	No Par Value	12
Canada – McCarthy Tetrault LLP, 745 Thurlow Street, Suite 2400, Vancouver, BC, V6E 0C5
Hourglass Cosmetics Canada Limited	55.40/44.60	No Par Value	7
Chile- Av. Carrascal N°3351, Quinta Normal, Santiago
Unilever Chile Limitada	64.55/35.45		13
Unilever Chile SCC Limitada	64.55/35.45		13
China – 10th floor No.398, North Cao Xi Road, Xuhui District, Shanghai
Blueair Shanghai Sales Co. Limited	100/0	CNY1.00	1
China – 1st Floor, No. 78 Binhai 2nd Road, Hangzhou Bay, New District, Ningbo City, Zhejiang Province
Ningbo Hengjing Inspection Technology Co., Ltd
(67.71)	67.71/0	CNY1.00	1
China – Seaside Avenue, Cixi Econimce and Technical Development Zone (Hangzhou Bay New Zone)
Qinyuan Group Co. Limited (67.71)	67.71/0	CNY1.00	1
China – Room 23, Hall 5, No. 38, Lane 168, Xing Fu Li Road, Fenjing Town, Jinsham District, Shanghai 201100
Shanghai Qinyuan Environment Protection Technology Co. Limited (67.71)	67.71/0	CNY1.00	1
China – No.33 North Fuquan Road, Shanghai, 200335
Unilever (China) Investing Company Limited	100/0	USD1.00	1
China -88 Jinxiu Avenue, Hefei Economic and Technology Development Zone, Hefei, 230601
Unilever (China) Limited	100/0	USD1.00	1
Unilever Services (Hefei) Co. Limited	100/0	CNY1.00	1
China – No. 225 Jingyi Road, Tianjin Airport Economic Area, Tianjin
Unilever (Tianjin) Company Limited	100/0	USD1.00	1
China – 1068 Ting Wei Road, Jinshanzui Industrial Region, Jinshan District, Shanghai
Unilever Foods (China) Co. Limited	100/0	USD1.00	1
China – No. 166 Unilever Avenue West, Qinglong Town, Pengshan Country, Meishan City, Sichuan Province 610016
Unilever (Sichuan) Company Limited	100/0	USD1.00	1
China – No.16 Wanyuan Road, Beijing E&T Development, Beijing 100076
Walls (China) Co. Limited	100/0	USD1.00	1
China – 358, Ci Yi Road, Hangzhou Bay New Zone
Zhejiang Qinyuan Water Treatment Technology Co. Limited (67.71)	67.71/0	CNY1.00	1
China – Room 326, 3rd Floor, Xinmao Building, No.2 South Taizhong Road South, Shanghai Free Trade Zone
Unilever Trading (Shanghai) Co. Ltd	100/0	RMB2,000,000	1

Annual Report on Form 20-F 2019	153

Group Companies continued

Name of Undertaking	% holding as between NV /PLC	Nominal Value	Share Class Note

China – Floor 1, Building 2, No.33 North Fuquan Road, Shanghai, 200335
Shanghai CarverKorea Limited	0/100	USD1.00	1
Colombia – Av. El Dorado, No. 69B-45. Bogota Corporate Center Piso 7, Bogotá
Unilever Colombia SCC S.A.S.	100/0	COP100.00	1
Unilever Andina Colombia Limitada	100/0	COP100.00	1
Costa Rica – La Asunción de Belén, Planta Industrial Lizano, Autopista Bernardo Soto
Unilever de Centroamerica S.A.	100/0	CRC1.00	1
Costa Rica – Provincia de Heredia, Cantón Belén, Distrito de la Asunción, de la intersección Cariari- Belén, 400 Mts. Oeste, 800 Mts., al Norte
UL Costa Rica SCC S.A.	100/0	CRC1.00	1
Cote D’Ivoire -01 BP 1751 Abidjan 01, Boulevard de Vridi
Unilever-Cote D’Ivoire (99.33)	0/99.33	XOF5,000.00	1
Cote D’Ivoire – Abidjan-Marcory, Boulevard Valery Giscard d’Estaing, Immeuble Plein Ciel, Business Center, 26 BP 1377, Abidjan 26
Unilever Afrique de l’Ouest	0/100	XOF 10,000.00	1
Croatia – Strojarska cesta 20, 10000 Zagreb
Unilever Hrvatska d.o.o.	100/0	HRK1.00	1
Cuba – Zona Especial de Desarrollo Mariel, Provincia Artemisa
Unilever Suchel, S.A. (60)	60/0	USD1,000.00	1
Cyprus – Head Offices, 195C Old Road Nicosia Limassol, CY-2540 Idalion Industrial Zone – Nicosia
Unilever Tseriotis Cyprus Limited (84)	0/ 84	EUR1.00	1
Czech Republic – Voctářova 2497/18, 180 00 Praha 8
Unilever ČR, spol. s r.o.	0/100	CZK210,000.00	1
UNILEVER RETAIL ČR, spol. s r.o.	0/100	CZK100,000.0	1
Denmark – Ørestads Boulevard 73, 2300 København S
Unilever Danmark A/S	100/0	DKK1,000.00	1
Denmark – Petersmindevej 30, 5000 Odense C
Unilever Produktion ApS	100/0	DKK100.00	1
Djibouti-Haramous, BP 169
Unilever Djibouti FZCO Limited	0/100	USD20.00	1
Dominican Republic – Ave. Winston Churchill, Torre Acrópolis Piso 17, Santo Domingo
Unilever Caribe, S.A.	100/0	DOP1,000.00	1
Ecuador – Km 25 Vía a Daule, Guayaquil
Unilever Andina Ecuador S.A.	100/0	USD1.00	1
Egypt- Bourg El-Arab City, Alexandria
Fine Tea Co (SAE)	0/100	EGP2.00	1
Unilever Mashreq – Foods (SAE)	0/100	EGP20.00	1
Egypt – 6th of October City, 4th Industrial Zone, Piece Number 68, Giza
Unilever Mashreq – Home Care (SAE)	0/100	EGP2.00	1
Unilever Mashreq – Personal Care (SAE)	0/100	EGP10.00	1
Egypt – 14th May Bridge, Ezbet Hegazy, Alexandria
Unilever Mashreq International Company	0/100	USD1,000.00	1
Egypt – Industrial Zone – 14th May Bridge, Smouha, Alexandria
Unilever Mashreq Trading LLC (60)	0/60	EGP10.00	1
Egypt – Bourg El-Arab City, 1st Industrial Zone, Block 11, Piece Number 5, Alexandria
Unilever Mashreq – Tea (SAE)	0/100	EGP100.00	1
Egypt – Flat no.4, third floor, building no. 78, Tereat Al Mariouteyya street, Faisal Al Haram, Gizah
Unilever Mashreq for Import and Export LLC	0/100	EGP100.00	1
El Salvador – Nivel 19 Edificio Torre Futura, 87 av. Norte y calle El Mirador, Colonia Escalón, San Salvador
Unilever El Salvador SCC S.A. de C.V.	100/0	USD11.00	1
Unilever de Centro America S.A. de C.V	100/0	USD1.00	1
England and Wales – Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
Accantia Group Holdings	5.61/94.39	GBP0.01	1
(unlimited company)
Alberto-Culver (Europe) Limited	55.40/44.60	GBP1.00	1
Alberto-Culver Group Limited	55.40/44.60	GBP1.00	1
Alberto-Culver UK Holdings Limited	55.40/44.60	GBP1.00	1
Alberto-Culver UK Products Limited	55.40/44.60	GBP1.00	1
	55.40/44.60	GBP5.00	14
Associated Enterprises Limited°	0/100	GBP1.00	1
BBG Investments (France) Limited	0/100	GBP1.00	1
Brooke Bond Assam Estates Limited	0/100	GBP1.00	1
Brooke Bond Group Limited°	0/100	GBP0.25	1
Brooke Bond South India Estates Limited°	0/100	GBP1.00	1
	0/100	GBP1.00	15
CPC (UK) Pension Trust Limited	0/100		16
Dollar Shave Club Limited	0/100	GBP1.00	1
Hourglass Cosmetics UK Limited	55.40/44.60	GBP1.00	1
Margarine Union (1930) Limited°	0/100	GBP1.00	1
	0/100	GBP1.00	18
	0/100	GBP1.00	68
	0/100	GBP1.00	69
MBUK Trading Limited	0/100	GBP1.00	1
Mixhold Investments Limited	0/100	GBP1.00	1
ND4A Limited	0/100	GBP1.00	1
Pukka Herbs Limited	0/100	GBP0.01	1
T2 Tea (UK) Limited	0/100	GBP1.00	1
TIGI Limited	0/100	GBP1.00	1
TIGI Holdings Limited	0/100	GBP1.00	1
Toni & Guy Products Limited°	0/100	GBP0.001	1
UAC International Limited	0/100	GBP1.00	1
UML Limited	0/100	GBP1.00	1
Unidis Forty Nine Limited	0/100	GBP1.00	1
Unilever Australia Investments Limited	0/100	GBP1.00	1
Unilever Australia Partnership Limited	0/100	GBP1.00	1
Unilever Australia Services Limited	0/100	AUD10.00	2
	0/100	GBP1.00	1
Unilever Company for Industrial Development Limited	0/100	GBP1.00	1
Unilever Company for Regional Marketing and Research Limited	0/100	GBP1.00	1
Unilever Corporate Holdings Limited°	0/100	GBP1.00	1
Unilever Employee Benefit Trustees Limited	0/100	GBP1.00	1

Name of Undertaking	% holding as between NV /PLC	Nominal Value	Share Class Note

Unilever S.K. Holdings Limited	0/100	GBP1.00	1
Unilever Innovations Limited	0/100	GBP0.10	1
Unilever Overseas Holdings Limited°	0/100	GBP1.00	1
Unilever Superannuation Trustees Limited	0/100	GBP1.00	1
Unilever U.K. Central Resources Limited	0/100	GBP1.00	1
Unilever U.K. Holdings Limited°	0/100	GBP1.00	1
Unilever UK & CN Holdings Limited	0/100	GBP1.00	2
	0/100	GBP1.00	3
	0/100	GBP10.00	23
	0/100	GBP10.00	24
Unilever UK Group Limited	49.86/50.14	GBP1.00	2
	1.67/98.33	GBP1.00	3
	5.61/94.39	GBP1.00	21
Unilever US Investments Limited°	0/100	GBP1.00	1
United Holdings Limited°	0/100	GBP1.00	1
	99.67/0.33	GBP500.00	22
England and Wales – Unilever House, Springfield Drive, Leatherhead, KT22 7GR
Alberto-Culver Company (U.K.) Limited	5.61/94.39	GBP1.00	1
TIGI International Limited	0/100	GBP1.00	1
Unilever Pension Trust Limited	0/100	GBP1.00	1
Unilever UK Limited	5.61/94.39	GBP1.00	1
Unilever UK Pension Fund Trustees Limited	0/100	GBP1.00	1
USF Nominees Limited	0/100	GBP1.00	1
England and Wales – The Manser Building, Thorncroft Manor, Thorncroft Drive, Dorking, KT22 8JB
Dermalogica (UK) Limited	0/100	GBP1.00	1
England and Wales – 1st Floor, 16 Charles II Street, London, SW1Y 4QU
Unilever Ventures III Limited Partnership (86.25)	57.50/28.75		4
England and Wales – Union House, 182-194 Union Street, London, England, England, SE1 0LH
REN Skincare Limited	0/100	GBP1.00	1
REN Limited	0/100	GBP1.00	1
	0/100	GBP0.032	96
Murad Europe Limited	0/100	GBP1.00	1
England and Wales - Palm Court, 4 Heron Square, Richmond, Surrey, TW9 1EW
Nature Delivered Limited	0/100	GBP0.001	1
	0/100	GBP0.001	79
	0/100	GBP0.001	84
England and Wales – Tolldown Barn, Dyrham, Whiltshire, SN14 8HZ
Marshfield Bakery Limited	0/100	GBP0.01	1
England and Wales – 1 More Place, London, SE1 2AF
Accantia Health and Beauty Limited (In Liquidation)	0/100	GBP0.25	1
Unidis Nineteen Limited (In Liquidation)	0/100	GBP1.00	1
Unilever Bestfoods UK Limited (In Liquidation)	5.61/94.39	GBP1.00	1
England and Wales – C/O Tmf Group 8th Floor, 20 Farringdon Street, London, United Kingdom, EC4A 4AB
Unilever Ventures Limited	0/100	GBP1.00	1
Estonia – Kalmistu tee 28a, Tallinna linn, Harju maakond, 11216
Unilever Eesti AS	100/0	EUR6.30	1
Ethiopia – Bole Sub City, Kebele 03/05, Lidiya Building, Addis Ababa
Unilever Manufacturing PLC	0/100	ETB1,000.00	1
Finland – Post Box 254, 00101 Helsinki
Unilever Finland Oy	100/0	EUR16.82	1
Unilever Ingman Production Oy	100/0	EUR1.00	1
France – 20, rue des Deux Gares, 92500, Rueil-Malmaison
Bestfoods France Industries S.A.S. (99.99)	64.54/35.45	No Par Value	1
Cogesal-Miko S.A.S. (99.99)	64.54/35.45	No Par Value	1
Fralib Sourcing Unit S.A.S. (99.99)	64.54/35.45	No Par Value	1
Saphir S.A.S. (99.99)	64.54/35.45	EUR1.00	1
J-Labs S.A.S. (99.99)	64.54/35.45	No Par Value	1
Tigi Services France S.A.S. (99.99)	64.54/35.45	No Par Value	1
Unilever France S.A.S. (99.99)	64.54/35.45	No Par Value	1
Unilever France Holdings S.A.S. (99.99)	64.54/35.45	EUR1.00	1
Unilever France HPC Industries S.A.S. (99.99)	64.54/35.45	EUR1.00	1
Unilever Retail Operations France (99.99)	64.54/35.45	No Par Value	1
France – Parc Activillage des Fontaines – Bernin 38926 Crolles Cedex
Intuiskin S.A.S.Δ(95.81)	95.81/0	EUR1.00	1
France – ZI de la Norge – Chevigny Saint-Sauveur, 21800 Quetigny
Amora Maille Societe Industrielle S.A.S. (99.99)	64.54/35.45	No Par Value	1
France – 10-12, avenue du Recteur Poincare, Paris, 75016
Laboratoire Garancia	100/0	EUR62.50	1
Germany – Wiesenstraße 21. 40549 Düsseldorf
Dermalogica GmbH	100/0	EUR25,000.00	1
Germany – Am Strandkai 1, 20457 Hamburg
DU Gesellschaft für Arbeitnehmerüberlassung mbH
(99.99)	64.54/35.45	DEM50,000.00	1
NU Business GmbH	64.55/35.55	EUR25,000.00	1
Unilever Deutschland GmbH	64.55/35.45	EUR90,000,000.00	1
	64.55/35.45	EUR2,000,000.00	1
	64.55/35.45	EUR1,000,000.00	1
Unilever Deutschland Holding GmbH	64.55/35.45	EUR39,000.00	1
	64.55/35.45	EUR18,000.00	1
	64.55/35.45	EUR14,300.00	1
	64.55/35.45	EUR5.200.00	1
	64.55/35.45	EUR6,500.00	1
Unilever Deutschland Produktions GmbH & Co. OHG¥	64.55/35.45		4
Unilever Deutschland Produktions Verwaltungs	64.55/35.45	EUR179,000.00	1
GmbH
Unilever Deutschland Supply Chain Services GmbH	64.55/35.45	EUR51,150.00	1
Dollar Shave Club GmbH	100/0	EUR25,000.00	1
T2 Germany GmbH	100/0	EUR25,000.00	1
Germany – Schultetusstraße 37, 17153 Stavenhagen
Maizena Grundstücksverwaltung GmbH & Co. OHG¥	63.61/36.39		4
Pfanni GmbH & Co. OHG Stavenhagen¥	64.55/35.45		4
Rizofoor Gesellschaft mit beschränkter Haftung	96.45/3.55	EUR15,350.00	1
	100/0	EUR138,150.00	1
Schafft GmbH	64.55/35.45	EUR63,920.00	1

154	Annual Report on Form 20-F 2019

Financial Statements

Name of Undertaking	% holding as between NV /PLC	Nominal Value	Share Class Note

	64.55/35.45	EUR100,000.00	1
UBG Vermietungs GmbH	64.74/35.26	EUR8,090,190.00	1
Unilever Deutschland Immobilien Leasing GmbH & Co. OHG¥	66.33/33.67		4
Unilever Deutschland IPR GmbH & Co. OHG¥	64.55/35.45		4
Germany – Hertzstraße 6, 71083 Herrenberg-Gülstein
TIGI Eurologistic GmbH	0/100	EUR100.00	1
TIGI Haircare GmbH	0/100	EUR25,600.00	1
Ghana -Swanmill, Kwame Nkrumah Avenue, Accra
Millers Swanzy (Ghana) Limited	0/100	GHC1.00	1
Ghana – Plot No. Ind/A/3A-4, Heavy Industrial Area, Tema
Unilever Ghana Limited (66.56)	0/66.56	GHC0.0192	1
Ghana - Plot No. Ind/A/3A-4, P O Box 721, Tema
Unilever Oleo Ghana Limited	0/100	No Par Value
Greece – Kymis ave & 10, Seneka str. GR-145 64 Kifissia
Elais Unilever Hellas SA	100/0	EUR10.00	1
Unilever Knorr SA	100/0	EUR10.00	1
Unilever Logistics SA	100/0	EUR10.00	1
Guatemala – Diagonal 6. 10-50 zona 10, Ciudad de Guatemala. Nivel 17 Torre Norte Ed. Interamericas World Financial Center
Unilever de Centroamerica S.A.	100/0	GTQ60.00	1
Guatemala – 24 Avenida, Calzada Atanacio Tzul, 35-87 Zona 12 Ciudad de Guatemala
Unilever Guatemala SCC S.A.	100/0	GTQ100.00	1
Honduras – Anillo Periférico 600 metros después de la colonia, Residencial, Las Uvas contigua acceso de residencial Roble Oeste, Tegucigalpa M.D.C.
Unilever de Centroamerica S.A.	100/0	HNL10.00	1
Hong Kong -Suite 1106-8, 11/F, Tai Yau Building, 181 Johnston Road, Wanchai
Blueair Asia Limited	100/0	HKD0.01	1
Hong Kong – 6/F Alexandra House, 18 Charter Road, Central
T2 Hong Kong	64.55/35.45	HKD1.00	1
Hong Kong – 6 Dai Fu Street, Tai Po Industrial Estate, N.T.
Unilever Hong Kong Limited	64.55/35.45	HKD0.10	1
Hong Kong – Suite 907, 9/F, Silvercord Tower 2, 30 Canton Road, Tsim Sha Tsui, Kowloon
Hourglass Cosmetics Hong Kong Limited	55.40/44.60	No Par Value	7
Hong Kong – Room 1808, 18/F, Tower II Admiralty Centre, 18 Harcourt Road, Admiralty
Hong Kong CarverKorea Limited	0/100	HKD1.00	7
Hungary – 1138-Budapest, Váci út 121-127.
Unilever Magyarország Kft	0/100	HUF1.00	1
India – Unilever House, B. D. Sawant Marg, Chakala, Andheri (E), Mumbai 400 099
Daverashola Estates Private Limited (67.18)	0/67.18	INR10.00	1
Hindlever Trust Limited (67.18)	0/67.18	INR10.00	1
Hindustan Unilever Limited° (67.18)	0/67.18	INR1.00	1
Jamnagar Properties Private Limited (67.18)	0/67.18	INR10.00	1
Lakme Lever Private Limited (67.18)	0/67.18	INR10.00	1
Levers Associated Trust Limited (67.18)	0/67.18	INR10.00	1
Levindra Trust Limited (67.18)	0/67.18	INR10.00	1
Pond’s Exports Limited (67.18)	0/67.18	INR1.00	1
Unilever India Exports Limited (67.18)	0/67.18	INR10.00	1
Unilever Industries Private Limited°	0/100	INR10.00	1
Unilever Ventures India Advisory Private Limited	0/100	INR1.00	1
India – S-327, Greater Kailash – II, New Delhi – 110048, Delhi
Blueair India Pvt. Limited	99.99/0.01	INR10. 00	1
Indonesia – Grha Unilever, Green Office Park Kav 3, Jalan BSD Boulevard Barat, BSD City, Tangerang,
15345
PT Unilever Indonesia Tbk (84.99)	54.86/30.13	IDR2.00	1
PT Unilever Enterprises Indonesia (99.26)	64.07/35.19	IDR1,000.00	1
PT Unilever Trading Indonesia	100/0	IDR1,003,875.00	1
Indonesia – KEK Sei Mangkei, Nagori Sei Mangkei, Kecamatan Bosar Maligas, Kabupaten
Simalungun 21183, Sumatera Utara
PT Unilever Oleochemical Indonesia	100/0	IDR1,000,000.00	1
Iran – No. 23, Corner of 3rd Street, Zagros Street, Argentina Square, Tehran
Unilever Iran (Private Joint Stock Company) (99.35)	99.35/0	IRR1,000,000.00	1
Ireland – 20 Riverwalk, National Digital Park, Citywest Business Campus Dublin 24
Lipton Soft Drinks (Ireland) Limited	0/100	EUR1.26	1
Unilever Ireland (Holdings) Limited	0/100	EUR1.26	1
Unilever Ireland Limited	0/100	EUR1.26	1
Isle of Man – Bridge Chambers, West Quay, Ramsey, Isle of Man, IM8 1DL
Rational International Enterprises Limited	0/100	USD1.00	1
Israel – 3 Gilboa St. Airport City, Ben Gurion Airport
Beigel & Beigel Mazon (1985) Limited	12.80/87.20	ILS1.00	1
Israel – 52 Julius Simon Street, Haifa, 3296279
Bestfoods TAMI Holdings Ltd	25.11/74.89	ILS0.001	1
Israel Vegetable Oil Company Ltd	25.11/74.89	ILS0.0001	1
Unilever Israel Foods Ltd	25.11/74.89	ILS0.10	35
	25.11/74.89	ILS0.10	79
	25.11/74.89	ILS0.10	17
	25.11/74.89	ILS0.0002	25
Unilever Israel Home and Personal Care Limited	0/100	ILS1.00	1
Unilever Israel Marketing Ltd	25.11/74.89	ILS0.0001	1
Unilever Shefa Israel Ltd	25.11/74.89	ILS1.00	1
Israel – Haharoshet 1, PO Box 2288, Akko, 2451704
Glidat Strauss Limited	0/100	ILS1.00	30
	0/100	ILS1.00	1
	0/0	ILS1.00	31
Italy – Piazza Paleocapa 1/D, 10100, Torino
Gromart S.R.L.	100/0	EUR1,815,800.00	5
Italy – Via Crea 10, 10095, Grugliasco
G.L.L. S.R.L. (51)	51/0	EUR40,000.00	5
Italy – Via Roma 101, 35122, Padova
Grom-PD S.R.L.	100/0	EUR40,000.00	5
Italy – Via Tortona 25, cap 20144 – Milano
Intuiskin S.R.L. (95.81)	95.81/0	EUR10,000.00	1
Italy – Piazzale Biancamano n.8, 20121, Milano

Name of Undertaking	% holding as between NV /PLC	Nominal Value	Share Class Note

Unilever Italia Administrative Services S.R.L.	100/0	EUR70,000.00	5
Italy – Via Paolo di Dono 3/A 00142 Roma
Unilever Italia Logistics S.R.L.	100/0	EUR600,000.00	5
Unilever Italia Manufacturing S.R.L.	100/0	EUR10,000,000.00	5
Unilever Italia Mkt Operations S.R.L.	100/0	EUR25,000,000.00	5
Unilever Italy Holdings S.R.L.	100/0	EUR200,000.00	5
Italy – Business Center Monte Napoleone, Via Monte Napoleone 8, 20121 – Milano
UPD Italia	100/0	EUR 10,000.00	5
Japan – 2-1-1, Kamimeguro, Meguro-ku, Tokyo 153-8578
Unilever Japan Beverage K.K.	100/0	JPY50,000,000.00	1
Unilever Japan Customer Marketing K.K.	100/0	JPY100,000,001.00	1
Unilever Japan Holdings K.K.	100/0	JPY10,000,000.00	1
Unilever Japan K.K.	100/0	JPY100,000,001.00	1
Unilever Japan Service K.K.	100/0	JPY50,000,000.00	1
Japan - 1-8-1 Shinjuku, Shinjuku-ku, Tokyo
Lenor Japan K.K.	100/0	JY1.00	7
Jersey – 13 Castle Street, St Helier, Jersey, JE4 5UT
Unilever Chile Investments Limited	64.55/35.45	GBP1.00	1
Jordan – Amman
Unilever Jordan LLC	100/0	JOD10.00	1
Kazakhstan – Raimbek, Avenue 160 A, Office 401, Almaty
Unilever Kazakhstan LLP	100/0		4
Kenya – Head Office, Kericho-Nakuru Road, P.O. BOX 20, 20200, Kericho
Brooke Bond Mombasa Limited (98.20)	0/98.20	KES1.00	1
Mabroukie Tea & Coffee Estates Limited (98.20)	0/98.20	KES1.00	1
The Limuru Tea Company Limited (51.08)	0/51.08	KES20.00	1
Unilever Tea Kenya Limited (98.20)	0/98.20	KES1.00	1
Kenya – Commercial Street, Industrial Area, P.O. BOX 30062-00100, Nairobi
Unilever Kenya Limited°	0/100	KES20.00	1
Korea – 443 Taeheran-ro, Samsung-dong, Kangnam-gu, Seoul
Unilever Korea Chusik Hoesa	100/0	KRW10,000.00	1
Korea – 81, Tojeong 31-gil, Mapo-gu, Seoul
Carver Korea Co., Ltd (97.47)	0/97.47	KRW500.00	7
Laos – Viengvang Tower, 4th Floor, Room no. 402A, Boulichan Road, Dongpalan Thong Village, Sisattanak District, Vientiane Capital
Unilever Services (Lao) Sole Co Limited	100/0	LAK80,000.00	1
Latvia – Kronvalda bulvāris 3-10, Rīga, LV-1010
Unilever Baltic LLC	100/0	EUR1.00	1
Lebanon – Sin El Fil, Zakher Building, Floor 4, Beirut
Unilever Levant s.a.r.l.	100/0	LBP1,000,000.00	1
Lithuania – Skuodo st. 28, Mazeikiai, LT-89100
UAB Unilever Lietuva distribucija	100/0	EUR3,620.25	1
UAB Unilever Lietuva ledu gamyba	100/0	EUR3,620.25	1
Malawi – Room 33, Gateway Mall, Area 47, Lilongwe Malawi
Unilever South East Africa (Private) Limited	0/100	MWK2.00	1
Malaysia – Level 34, Menara TM, Jalan Pantai Baru, 59200 Kuala Lumpur
Unilever (Malaysia) Holdings Sdn. Bhd. (70)	0/70	No Par Value	1
Unilever (Malaysia) Services Sdn. Bhd. (70)	0/70	No Par Value	1
Unilever Foods (Malaysia) Sdn. Bhd.	0/100	No Par Value	1
Unilever Malaysia Aviance Sdn. Bhd.	0/100	No Par Value	1
Mexico – Av. Tepalcapa No.2, Col. Rancho Santo Domingo, C.P. 54900 Tultitlán, Estado de México
Unilever de Mexico S.de R.l. de C.V.	64.55/35.45		4
Unilever Holding Mexico S.de R.L. de C.V.	64.55/35.45		4
Unilever Manufacturera S.de R.L. de C.V.	64.55/35.45		4
Servicios Professionales Unilever S.de R.L. de C.V.	64.55/35.45		4
Unilever Mexicana S.de R.L. de C.V.	64.55/35.45		4
Unilever Real Estate Mexico S.de R.L. de C.V.	64.55/35.45		4
Unilever Servicios de Promotoria, S.de R.L. de C.V.	64.55/35.45		4
Moldova – 6A Uzinelor Street, Kishinev, MD -2023
Betty Ice Moldova	100/0	MDL 7,809,036.00	1
Morocco – Km 10, Route Cotiere, Ain Sebaa, Casablanca
Unilever Maghreb S.A. (99.98)	99.98/0	MAD100.00	1
Mozambique – Avenida 24 de Julho, Edifício 24, nº 1097, 4º andar, Maputo
Unilever Mocambique Limitada	100/0	USD0.01	1
Myanmar – No (40,41,47), Min Thate Hti Kyaw Swar Street, 39 Ward, Shwe Pyi Thar Industrial Zone (2), Shwe Pyi Thar Township, Yangon
Unilever (Myanmar) Limited	100/0	No Par Value	1
Myanmar – No (196), West Shwe Gone Dine 5th Street, Bahan Township, Yangon
Unilever (Myanmar) Services Limited	100/0	No Par Value	1
Myanmar – Lot No.28,30,31, Hlaing Thar Yar Industrial Zone (3), Hlaing Thar Yar Township, Yangon
Unilever EAC Myanmar Company Limited (60)	60/0	No Par Value	1
Nepal – Basamadi, Hetanda – 3, Makwanpur
Unilever Nepal Limited (53.75)	0/53.75	NPR100.00	1
Netherlands- Weena 455, 3013 AL Rotterdam
Alberto-Culver Netherlands B.V.*	55.40/44.60	EUR1.00	2
	55.40/44.60	EUR1.00	3
Argentina Investments B.V.*	64.55/35.45	EUR454.00	1
BFO Holdings B.V.*	64.55/35.45	EUR1.00	1
BFO TWO B.V.*	55.40/44.60	EUR1.00	1
BrazH1 B.V.*	64.55/35.45	EUR1.00	1
BrazH2 B.V.*	64.55/35.45	EUR1.00	1
Brazinvest B.V.*	64.55/35.45	EUR1.00	1
Brazinvestee B.V.*	64.55/35.45	EUR1.00	1
Chico-invest B.V.*	64.55/35.45	EUR455.00	1
Dollar Shave Club B.V.*	100/0	EUR1.00	1
Doma B.V.*	100/0	NLG1,000.00	1
Handelmaatschappij Noorda B.V.°*	100/0	NLG1,000.00	1
Unilever Foods & Refreshments Global B.V.*	100/0	EUR453.78	1
Itaho B.V.*	100/0	EUR1.00	1
Lipoma B.V.°*	100/0	NLG1,000.00	1
Marga B.V.°*	100/0	EUR1.00	1
Mavibel (Maatschappij voor Internationale
Beleggingen) B.V.°*	100/0	EUR1.00	1

Annual Report on Form 20-F 2019	155

Group Companies continued

Name of Undertaking	% holding as between NV /PLC	Nominal Value	Share Class Note

Mexinvest B.V.*	64.55/35.45	EUR1.00	1
Mixhold B.V.*	100/0	EUR1.00	2
	0/100	EUR1.00	3
	55.40/44.60	EUR1.00	26
Naamlooze Vennootschap Elma°*†	100/0	NLG1,000.00	1
	0.25/99.75	NLG1,000.00	27
New Asia B.V.*	64.55/35.45	EUR1.00	1
Nommexar B.V.*	64.55/35.45	EUR1.00	1
Ortiz Finance B.V.*	64.55/35.45	NLG100.00	1
Pabulum B.V.*	100/0	NLG1,000.00	1
Rizofoor B.V.*	0/100	NLG1,000.00	1
Rolf von den Baumen’s Vetsmelterij B.V.*	100/0	EUR454.00	1
Rolon B.V.*	64.55/35.45	NLG1,000.00	1
Saponia B.V.°*	100/0	NLG1,000.00	1
ThaiB1 B.V.*	64.55/35.45	NLG1,000.00	1
ThaiB2 B.V.*	64.55/35.45	NLG1,000.00	1
Unilever Administration Centre B.V.*	100/0	EUR1.00	1
Unilever Alser B.V.*	100/0	EUR1.00	1
Unilever Berran B.V.*	100/0	EUR1.00	1
Unilever Canada Investments B.V.*	64.55/35.45	EUR1.00	1
Unilever Caribbean Holdings B.V.*	100/0	EUR1,800.00	1
Unilever Corporate Holdings Nederland B.V.	100/0	EUR0.01	1
Unilever Employee Benefits Management B.V.*	0/100	NLG1,000.00	1
Unilever Employment Services B.V.*	100/0	NLG1,000.00	1
Unilever Europe B.V.*	100/0	EUR1.00	1
Unilever Europe Business Center B.V.*	100/0	EUR454.00	1
	100/0	EUR454.00	14
Unilever Finance International B.V.°*	100/0	EUR1.00	1
FoodServiceHub B.V.*	100/0	EUR1.00	1
Unilever Global Services B.V.*	100/0	EUR1.00	1
Unilever Holdings B.V.*	100/0	EUR454.00	1
Unilever Home & Personal Care Nederland B.V.*	100/0	EUR100.00	1
Unilever Indonesia Holding B.V.*	64.55/35.45	EUR1.00	1
Unilever Insurances N.V.	100/0	EUR454.00	1
Unilever Netherlands Retail Operations B.V.*	100/0	EUR1.00	1
Unilever Nederland Holdings B.V.°*	100/0	EUR454.00	1
Unilever Pilot B.V.	100/0	EUR1.00	1
Unilever Turkey Holdings B.V.*	64.55/35.45	EUR1.00	1
Unilever US Investments B.V.°*	100/0	EUR1.00	1
Unilever Ventures Holdings B.V.*	100/0	EUR453.79	1
Unilever UK Holdings B.V.*	100/0	EUR1.00	1
Unilever International Holdings B.V.*	100/0	EUR1.00	1
Unilever UK Holdings N.V.°*	100/0	EUR1.00	1
Unilever International Holdings N.V.°*	100/0	EUR1.00	1
Univest Company B.V.	100/0	EUR1.00	1
UNUS Holding B.V.*	100/0	EUR0.10	2
	0/100	EUR0.10	3
	0/0	EUR0.10	28
		Non-voting†
Verenigde Zeepfabrieken B.V.*	100/0	NLG1,000.00	1
Wemado B.V.°*	100/0	NLG1,000.00	1
Netherlands – Nassaukade 5, 3071 JL Rotterdam
Tessa B.V.*	100/0	EUR1.00	1
Unilever Nederland B.V.*	100/0	EUR454.00	1
Unilever Nederland Foods Factories B.V.*	100/0	EUR46.00	1
Netherlands – Reggeweg 15, 7447 AN Hellendoorn
Ben en Jerry’s Hellendoorn B.V.*	100/0	EUR453.78	1
Netherlands – Deltaweg 150, 3133 KM Vlaardingen
Lever Faberge Europe-Sourcing Unit Vlaardingen B.V.*	100/0	NLG1,000.00	1
Netherlands – Markhek 5, 4824 AV Breda
De Korte Weg B.V.*	100/0	EUR1.00	1
	100/0	EUR1.00	26
Netherlands – Bronland 14, 6708 WH Wageningen
Unilever Innovation Centre B.V.	100/0	EUR460.00	1
Netherlands – Unilever House, 100 Victoria Embankment, London, EC4Y 0DY (Registered Seat: Rotterdam)
Unilever Overseas Holdings B.V.*	0/100	NLG1,000.00	1
Netherlands – Nassaukade 3, 3071 JL Rotterdam
Unilever Nederland Services B.V.*	100/0	EUR460.00	4
New Zealand – Level 4, 103 Carlton Gore Rd, Newmarket, Auckland 1023
T2 NZ Limited	0/100	NZD1.00	1
Unilever New Zealand Limited	0/100	NZD2.00	1
Unilever New Zealand Trading Limited	0/100	NZD1.00	1
Ben & Jerry’s Franchising New Zealand Limited	0/100	No Par Value	1
Nicaragua – Km 11.5, Carretera Vieja a León, 800 Mts Norte, 100 Mts Este, 300 Mts Norte, Managua
Unilever de Centroamerica S.A.	100/0	NIC50.00	1
Niger – BP 10272 Niamey
Unilever Niger S.A. (88.81)	0/88.81	XOF10,000.00	1
Nigeria – 1 Billings Way, Oregun, Ikeja, Lagos
Unilever Nigeria Plc (72.32)	0/72.32	NGN0.50	1
West Africa Popular Foods Nigeria Limited (51)	0/51	NGN1.00	1
Norway – Martin Linges vei 25, Postbox 1, 1331 Fornebu
Unilever Norge AS	100/0	NOK100.00	1
Pakistan – Avari Plaza, Fatima Jinnah Road, Karachi – 75530
Lever Associated Pakistan Trust (Private) Limited	0/100	PKR10.00	1
Unilever Pakistan Foods Limited (76.50)	42.38/34.12	PKR10.00	1
Unilever Pakistan Limited (99.27)	0/99.27	PKR50.00	1
(71.78)	0/71.78	PKR100.00	14
Palestine – Ersal St. Awad Center P.O.B 3801 Al-Beireh, Ramallah
Unilever Market Development Company	0/100	ILS1.00	1
Panama – Punta Pacífica, Calle Isaac Hanoro Missri, P.H. Torre de las Américas, Torre C, Oficina 32, corregimiento de San Francisco, Distrito y Provincia de Panamá
Unilever Regional Services Panama S.A.	100/0	USD1.00	1

Name of Undertaking	% holding as between NV /PLC	Nominal Value	Share Class Note

Panama – Calle Isaac Honoro, Torre de las Americas, torre C, piso 32, corregimiento de San Francisco, distrito y provincia de Panamá
Unilever de Centroamerica S.A.	100/0	No Par Value	1
Paraguay – 4544 Roque Centurión Miranda N° 1635 casi San Martin. Edificio Aymac II, Asunción
Unilever de Paraguay S.A.	100/0	PYG1,000,000.00	1
Peru – Av. Paseo de la Republica 5895 OF. 401, Miraflores, Lima 18
Unilever Andina Perú S.A.	100/0	PEN1.00	1
Philippines – Linares Road, Gateway Business Park, Gen. Trias, Cavite
Metrolab Industries, Inc.	64.55/35.45	PHP1.00	7
	64.55/35.45	PHP10.00	14
Philippines – 7th Floor, Bonifacio Stopover Corporate Center, 31st Street corner 2nd Avenue, Bonifacio Global City, Taguig City
Unilever Philippines, Inc.	64.55/35.45	PHP50.00	7
Philippines – 11th Avenue corner 39th Street, Bonifacio Triangle, Bonifacio Global City, Taguig City
Unilever Philippines Body Care, Inc.	64.55/35.45	PHP100.00	7
Philippines – Manggahan Light Industrial Compound, A. Rodriguez Avenue, Bo. Manggahan, Pasig City
Unilever RFM Ice Cream, Inc. (50)	32.28/17.72	PHP1.00	29
Poland – Jerozolimskie 134, 02-305, Warszawa
Unilever Polska Sp. z o.o.	0/100	PLN50.00	1
Unilever Poland Services Sp. z o.o.	0/100	PLN50.00	1
Unilever Polska S.A.	0/100	PLN10.00	1
Puerto Rico – Professional Services Park 997, San Roberto St., Suite 7, San Juan
Unilever de Puerto Rico, Inc°	100/0	USD100.00	1
Rwanda – Nyarugenge, Nyarungenge, Umujyi wa Kigali, Rwanda, P.O. BOX 6428 Kigali
Unilever Tea Rwanda Limited	0/100	RWF1000.00	1
Romania – Ploiesti, 291 Republicii Avenue, Prahova County
Unilever Romania S.A. (99)	99/0	ROL0.10	1
Unilever Distribution SRL	100/0	ROL20.00	1
Unilever South Central Europe S.A.	100/0	ROL260.50	1
Betty Ice SRL	100/0	RON10.00	1
Romania - 9-9A Dimitrie Pompei Blvd, Iride Business Park Buildings 5 and 6, 2nd District, Bucuresti
Good People SA	100/0	RON10.00	1
Russia – 644031, 205, 10 let Oktyabrya, Omsk
Inmarko Trade LLC	11.89/88.11		13
Russia – 123022, 13, Sergeya Makeeva Street, Moscow
OOO Unilever Rus	11.89/88.11		13
Saudi Arabia – P.O. Box 5694, Jeddah 21432
Binzagr Unilever LimitedX (49)	0/49	SAR1,000.00	1
Serbia – Belgrade, Serbia, Omladinskih brigada 90b – Novi Beograd
Unilever Beograd d.o.o.	100/0		13
Singapore – 20E Pasir Panjang Road, #06-22 Mapletree Business City, 117439
T2 Singapore PTE Limited	0/100	SGD1.00	1
Singapore – 20 Pasir Panjang Road, #06-22 Mapletree Business City, 117439
Unilever Asia Private Limited	100/0	SGD1.00	1
Unilever Singapore Pte. Limited	0/100	SGD1.00	1
UPD Singapore Private Limited	100/0	SGD1.00	1
Slovakia – Karadzicova 10, 821 08 Bratislava
Unilever Slovensko spol. s r.o.	100/0	EUR1.00	1
South Africa -15 Nollsworth Crescent, Nollsworth Park, La Lucia Ridge Office Estate, La Lucia, 4051
Nollsworth Park Properties (Pty) Limited	8.98/91.02	ZAR2.00	1
Unilever Market Development (Pty) Limited	0/100	ZAR1.00	1
Unilever South Africa (Pty) Limited	8.98/91.02	ZAR2.00	1
Unilever South Africa Holdings (Pty) Limited	13.53/86.47	ZAR1.00	1
	25.10/74.90	ZAR1.00	2
	0/100	ZAR1.00	3
South Africa – 4 Merchant Place, CNR Fredman Drive and Rivonia Road Sandton, 2196
Aconcagua 14 Investments (RF) (Pty) Limited	8.98/91.02	ZAR1.00	1
Spain – PA / Reding, 43, Izda 1, 29016 Malaga
Intuiskin S.L.U. (95.81)	95.81/0	EUR1.00	1
Spain – C/ Tecnología 19, 08840 Viladecans
Unilever Espana S.A.	100/0	EUR48.00	1
Unilever Services Espana S.A.	100/0	EUR60.00	1
Spain – C/ Felipe del Río, 14 – 48940 Leioa
Unilever Foods Industrial Espana, S.L.U.	100/0	EUR600.00	1
Spain – C/Condesa de Venadito 1, planta 4, 28028 Madrid
Unilever HPC Industrial Espana S.L.U.	100/0	EUR600.00	1
Sri Lanka – 258 M Vincent Perera Mawatha, Colombo 14
Brooke Bond Ceylon (Pvt) Limited	0/100	LKR100.00	1
Ceytea (Pvt) Limited	0/100	LKR10.00	1
Lever Brothers (Exports and Marketing) (Pvt) Limited°	0/100	LKR2.00	1
Maddema Trading Company (Pvt) Limited	0/100	LKR10.00	1
Premium Exports Ceylon (Pvt) Limited	0/100	LKR10.00	1
R.O. Mennell & Co. (Ceylon) (Pvt) Limited	0/100	LKR10.00	1
Unilever Ceylon Services (Pvt) Limited	0/100	LKR10.00	1
Unilever Lipton Ceylon Limited	0/100	LKR10.00	1
Unilever Sri Lanka Limited°	0/100	LKR10.00	1
Sweden – Box 1056, Svetsarevägen 15, 171 22, Solna Stockholm
Alberto Culver AB	55.40/44.60	SEK100.00	1
Unilever Holding AB	100/0	SEK100.00	1
Unilever Produktion AB	100/0	SEK50.00	1
Unilever Sverige AB	100/0	SEK100.00	1
Sweden -Karlavagen 108, 115 26 Stockholm
Blueair AB	100/0	SEK100.00	1
Sweden – Karlavagen 108, 115 26, Stockholm
Jonborsten AB	100/0	SEK1.00	1
Sweden – Nordenskioldgatan 19, 413 09 Goteborg
Nature Delivered Sweden AB	0/100	SEK1.00	1
Switzerland – Chemin Frank-Thomas 34, 1208 Genève
Intuiskin SARL (In Liquidation) (95.81)	95.81/0	CHF100.00	1
Switzerland – Bahnhofstrasse 19, CH 8240 Thayngen
Knorr-Nährmittel Aktiengesellschaft	100/0	CHF1,000.00	1
Unilever Schweiz GmbH	100/0	CHF100,000.00	1

156	Annual Report on Form 20-F 2019

Financial Statements

Name of Undertaking	% holding as between NV /PLC	Nominal Value	Share Class Note

Switzerland – Spitalstrasse 5, 8200, Schaffhausen
Helmsman Capital AG	100/0	CHF1,000.00	1
Unilever Supply Chain Company AG	100/0	CHF1,000.00	1
Unilever ASCC AG	100/0	CHF1,000.00	1
Unilever Finance International AG	100/0	CHF1,000.00	1
Unilever Business and Marketing Support AG	100/0	CHF1,000.00	1
Unilever Overseas Holdings AG	0/100	CHF1,000.00	1
Unilever Schaffhausen Service AG	100/0	CHF1,000.00	1
Unilever Swiss Holdings AG	100/0	CHF1,000.00	1
Switzerland – Hinterbergstr. 30, CH-6312 Steinhausen
Oswald Nahrungsmittel GmbH	100/0	CHF800,000.00	1
Switzerland – Bahnhofstrasse 28, 6300 Zug
Unilever Reinsurance AG	100/0	CHF1,000.00	1
Taiwan – 3F., No. 550, Sec. 4, Zhongxiao East Rd., Xinyi District, Taipei City
Unilever Taiwan Limited (99.92)	64.50/35.42	TWD10.00	1
Tanzania – Plot No.4A Pugu Road, Dar Es Salaam
Distan Limited	0/100	TZS20.00	1
UAC of Tanzania Limited	0/100	TZS20.00	1
Uniafric Trust Tanzania Limited	0/100	TZS20.00	1
Unilever Tanzania Limited	0/100	TZS20.00	1
Tanzania – P.O. Box 40, Mufindi
Unilever Tea Tanzania Limited	0/100	TZS20.00	1
Thailand – 161 Rama 9 Road, Huay Kwang, Bangkok 10310
Unilever Thai Holdings Limited	64.55/35.45	THB100.00	1
Unilever Thai Services Limited	64.55/35.45	THB100.00	1
Unilever Thai Trading Limited	64.55/35.45	THB100.00	1
UPD (Thailand) Co., Ltd	100/0	USD1.00	1
Trinidad & Tobago – Eastern Main Road, Champs Fleurs
Unilever Caribbean Limited (50.01)	0/50.01	TTD1.00	1
Tunisia – Z.I. Voie Z4-2014 Mégrine Erriadh – Tunis
Unilever Tunisia S.A. (97.61)	97.61/0	TND6.00	1
Unilever Maghreb Export S.A. (97.59)	97.59/0	TND5.00	1
Tunisia – Z.I. Voie Z4, Megrine Riadh, Tunis, 2014
UTIC Distribution S.A.X (47.82)	47.82/0	TND10.00	1
Turkey – Saray Mahallesi Dr. Adnan Büyükdeniz Cad. No.13 34768 Ümraniye – İstanbul
Unilever Gida Sanayi ve Ticaret AŞ° (99.98)	0.05/99.93	TRY0.01	1
Unilever Sanayi Ve Ticaret Türk AŞ° (99.98)	64.54/35.44	TRY0.01	1
Besan Besin Sanayi ve Ticaret AŞ (99.99)	64.55/35.44	TRY0.01	1
Dosan Konserve Sanayi ve Ticaret AŞ (99.64)	64.32/35.32	TRY0.01	1
Uganda – Plot 10/12 Nyondo Close, Industrial Area, P.O. Box 3515 Kampala
Unilever Uganda Limited	0/100	UGX20.00	1
Ukraine – 04119, 27-T, Dehtyarivska Str., Kyiv
Pallada Ukraine LLC	100/0		13
Unilever Ukraine LLC	100/0		13
United Arab Emirates – PO Box 17053, Jebel Ali, Dubai
Severn Gulf FZCOX (50)	50/0	AED100,000.00	1
Unilever Gulf FZE	0/100	AED1,000.00	1
United Arab Emirates – Easa Saleh Al Gurg Building, Karama, Office M01, P.O. Box 17055, Dubai
Unilever General Trading LLCX (49)	0/49	AED1,000.00	1
United Araba Emirates – Warehouse No. 1.2, Dubai Industrial Park – Seeh Shwaib 2
Unilever Home & Personal Care Products	0/49	AED1,000.00	1
Manufacturing LLCX (49)
United States – 700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
Alberto-Culver Company	55.40/44.60	No Par Value	1
Alberto-Culver International, Inc	55.40/44.60	USD1.00	1
Alberto-Culver (P.R.), Inc	55.40/44.60	No Par Value	1
Alberto-Culver Usa, Inc	55.40/44.60	No Par Value	1
Ben & Jerry’s Franchising, Inc	55.40/44.60	USD1.00	7
Ben & Jerry’s Gift Card, LLC	55.40/44.60		13
Ben & Jerry’s Homemade, Inc	55.40/44.60	USD0.01	7
Chesebrough-Pond’s Manufacturing Company	55.40/44.60	No Par Value	1
Conopco, Inc	55.40/44.60	USD1.00	7
Dermalogica, LLC	55.40/44.60		13
Kate Somerville Holdings, LLC	55.40/44.60		13
Kate Somerville Skincare LLC	55.40/44.60		13
The Laundress, LLC	55.40/44.60		7
Lipton Industries, Inc	55.40/44.60	USD1.00	1
Murad LLC	55.40/44.60		13
Pantresse, Inc	55.40/44.60	USD120.00	1
REN USA Inc	0/100	No Par Value	7
Skin Health Experts, LLC	55.40/44.60		13
Kensington & Sons, LLC	55.40/44.60	No Par Value	13
St. Ives Laboratories, Inc	55.40/44.60	USD0.01	1
Kirei Intermediate Holdings, LLC	55.40/44.60		13
T2 US LLC	55.40/44.60		13
TIGI Linea Corp	55.40/44.60	No Par Value	1
Unilever AC Canada Holding, Inc	55.40/44.60	USD10.00	1
Unilever Bestfoods (Holdings) LLC	25.10/74.90		13
Unilever Capital Corporation	55.40/44.60	USD1.00	1
Unilever Illinois Manufacturing, LLC	55.40/44.60		13
Unilever Manufacturing (US), Inc	55.40/44.60	USD1.00	1
Unilever Trumbull Holdings, Inc	42.54/57.46	USD1.00	7
Unilever Trumbull Research Services, Inc	55.40/44.60	USD1.00	1
	55.40/44.60	USD1.00	34
Unilever United States Foundation, Inc	55.40/44.60		13
Unilever United States, Inc	55.40/44.60	USD0.3333	7
Unilever Ventures Advisory LLC	55.40/44.60		13
United States – 125 S Clark, Suite 2000, Chicago, IL 60603
Blueair Inc.	100/0	No Par Value	1
United States – 233 Bleecker Street, New York, 10014
Carapina LLC	100/0		13
Grom Columbus LLC	100/0		13
Grom Malibu LLC	100/0		13

Name of Undertaking	% holding as between NV /PLC	Nominal Value	Share Class Note

Grom USA LLC	100/0		13
Hollywood LLC	100/0		13
Spatula LLC	100/0		13
United States – 60 Lake Street, Suite 3N, Burlington, VT 05401
Seventh Generation Canada, Inc.	55.40/44.60	No Par Value	7
Seventh Generation, Inc.	55.40/44.60	USD.001	7
United States – 13335 Maxella Ave. Marina del Rey, CA 90292
Dollar Shave Club, Inc.	55.40/44.60	USD.001	13
Personal Care Marketing & Research Inc	55.40/44.60	USD 1.00	7
United States – 2711 Centerville Road, Suite 400, Wilmington, Delaware
Grom Franchising LLC	100/0		13
United States – 55 East 59th Street, New York, 10022
Intuiskin Inc (95.81)	95.81/0	No Par Value	1
United States – CTC 1209 Orange Street Wilmington, DE19801
Living Proof, Inc.	55.40/44.60	USD0.01	1
Nature Delivered, Inc.	0/100	USD0.01	7
United States – 1241 Electric Avenue, Venice CA 90291
Kingdom Animalia, LLC	55.40/44.60		13
United States – 2711 Centreville Road, Suite 400, Wilmington, New Castle County, Delaware 19808
Pukka Herbs Inc	55.40/44.60	USD0.001	7
United States – 11 Ranick Drive South, Amityville, NY 11701
BC Cadence Holdings, Inc	55.40/44.60	USD0.01	7
Sundial Brands LLC	55.40/44.60	No Par Value	66
Madam C.J. Walker Enterprises, LLC	55.40/44.60		13
Nyakio LLC	55.40/44.60		13
United States – 1169 Gorgas Avenue, Suite A, San Francisco CA 94129
Olly Public Benefit Corporation	55.40/44.60	USD0.00001	7
United States - 208 Utah Street, San Francisco, CA 94103
Tatcha, LLC	55.40/44.60		13
Uruguay – Camino Carrasco 5975, Montevideu
Unilever Uruguay SCC S.A.	100/0	UYU1.00	1
Lever S.A.	100/0	UYP0.10	1
Unilever del Uruguay S.R.L.	100 /0	UYU1.00	1
Venezuela -Edificio Torre Corp Banca, Piso 15, entre Avenidas Blandín y Los Chaguaramos, Urbanización La Castellana, Caracas
Unilever Andina Venezuela S.A.	100/0	VEB1000.00	1
Vietnam – Lot A2-3, Tay Bac Cu Chi Industry Zone, Tan An Hoi Ward, Cu Chi District, Ho Chi Minh City
Unilever Vietnam International Company Limited	100/0		13
Zambia – Stand 2375, Corner Addis Ababa Drive & Great East Road, Show Grounds, Lusaka
Unilever South East Africa Zambia Limited	0/100	ZMK2.00	34
	0/100	ZMK2.00	1
Zimbabwe – 2 Stirling Road, Workington, Harare
Unilever – Zimbabwe (Pvt) LimitedΔ	0/100	ZWD2.00	1
SUBSIDIARY UNDERTAKINGS NOT INCLUDED IN THE CONSOLIDATION
Austria - Rochusgasse 4, 5020, Salzburg
NATURAL EVOLUTION gmbH	100/0	€100.00	1
Brazil - Av Das Nacoes Unidas, 14261 4º Andar Ala B, Vila Gertrudes, Cep 04792-000, Sao Paulo
Unileverprev Sociedade De Previdencia Privada	64.55/35.45		13
Brazil - Av. das Nações Unidas, nº 14.261, do 3º, Quadrante A, Ala B, Bairro Vila Gertrudes
Compre Agora Serviços Digitais Ltda.	64.55/35.45	BRL1.00	4
Brazil- Pouso Alegre, Minas Gerais, Brazil Av, Prefeito Olavo Gomes, 3701, Suite Repensar, Jardim Mariosa, 37550-000
UBI 3 Participacoes Ltda	64.55/35.45	BRL1.00	5
Bulgaria – 3 Ulitsa Na Uslugite ST, 5000 Veliko Tarnovo
Sladoledena Fabrika EOOD	100/0	BGN 50.00	1
China - Room 604-48, Building 1, No. 38 Debao Road, Waigaoqiao bonded zone, Shanghai
UPD China	100/0	CNY1.00	1
Ecuador – Km 25 Vía a Daule, Guayaquil
Visanuasa S.A.	100/0	USD1.00	1
El Salvador – 87 Avenida norte y calle El Mirador, Torre Futura, Nivel 19, Colonia Escalón, San Salvador
Grasas, Aceites y Derivados, S.A. (In Liquidation)	57.52/0	USD11.43	1
(57.52)
England and Wales – 100 Victoria Embankment, Blackfriars, London, EC4Y 0DY
Uflexreward Limited	0/100	GBP0.001	35
Uflexreward Holdings Limited	0/100	GBP0.001	35
England and Wales – Nightingale House, 46-48 East Street, Epsom, Surrey, United Kingdom, KT17 1HQ
Brand Evangelist for Beauty LimitedΔ◇ (79.47)	79.47/0	GBP1.00	2
(100)	100/0	GBP1.00	85
England and Wales – 1 More London Place, London, SE1 2AF
Unidis Twenty Six Limited (In Liquidation)	0/100	GBP1.00	1
Lever Brothers Port Sunlight Limited (in liquidation)	0/100	GBP1.00	1
England and Wales – C/O Tmf Group 8th Floor, 20 Farringdon Street, London, United Kingdom, EC4A 4AB
Unilever Ventures General Partner Limited	0/100	GBP1.00	1
Greece – Kymis ave & 10, Seneka str. GR-145 64 Kifissia
Lipoma Management Consulting SA	100/0	EUR10.00	1
Haiti – Port-au-Prince
Unilever Haiti S.A.	100/0	HTG500,000	56
Hong Kong - 14th Floor, One Taikoo Place, 979 King’s Road, Quarry Bay
UPD Hong Kong Limited	100/0	HKD100.00	1
India – Unilever House, B. D. Sawant Marg, Chakala, Andheri (E), Mumbai 400 099
Bhavishya Alliance Child Nutrition Initiatives (67.18)	0/67.18	INR10.00	1
Hindustan Unilever Foundation (67.18)	0/67.18	INR10.00	1

Annual Report on Form 20-F 2019	157

Group Companies continued

Name of Undertaking	% holding as between NV /PLC	Nominal Value	Share Class Note

Israel – Park Zvaim Industrial Area, Beit Shean / Correspondance: P.O.B. 787, Beit Shean, 1090000
PCMR International Limited	55.40/44.60	NIS0.10	1
Italy – Via Plava, 74 10135 Torino
Equilibra S.R.L. (75)	75/0	EUR 7.80	5
Jamaica – White Marl Street, Spanish Town, PO Box 809, Parish Saint Catherine
Unilever Jamaica Limited	0/100	JMD1.00	1
Kenya – Commercial Street, P.O. BOX 40592-00100, Nairobi
Union East African Trust Limited*	0/100	KES20.00	1
Morocco – Km 10, Route Cotiere, Ain Sebaa, Casablanca
Societe Commerciale du Rif	0/100	MAD50.00	1
Societe Tangeroise de Parfumerie et d’Hygiene S.A.R.L.	0/100	MAD50.00	1
Myanmar - Shwe Gon Daing (West) 5th Street, No. 196, Mimosa Tower, Shwe Gon Daing (West) Ward, Bahan Township, Yangon, Myanmar 11201
Lever Brothers (Burma) Limited	100/0	MMK500,000.00	1
Netherlands – Weena 455, 3013 AL Rotterdam
Unilever International Holding B.V.*	100/0	EUR1.00	1
Palestine - Jamil Center, Al-Bireh
Unilever Agencies Limited (99)	0/99	JD1.00	1
Scotland – 15 Atholl Crescent, Edinburgh, EH3 8HA
Unilever Ventures (SLP) General Partner Limited	0/100	GBP1.00	1
Sudan – Kafoury, Area (4), Industrial Zone, Khartoum
Unilever Sudanese Investment Company	0/100	SDF10.00	1
United States – 13335 Maxella Ave. Marina del Rey, CA 90292
DSC Distribution, Inc.	55.40/44.60		7
United States – 233 Bleecker Street, New York, 10014
Grom WTC LLC	100/0		13
Grom Century City LLC	100/0		13
United States – 251 Little Falls Drive, Wilmington, DE, New Castle 19808
Cocotier, Inc	100/0	USD 0.001	7
ASSOCIATED UNDERTAKINGS
Australia – 1-3 Newton Street, Cremorne, VIC 3121
SNDR PTY LTDΔ◇ (100)	100/0	No Par Value	58
Australia – 3 Moss Place, North Melbourne, Victoria 3051
Group Fourteen Holdings Limited◇ (100)Δ	100/0	No Par Value	71
Bahrain – 161, Road 328, Block 358, Zinj, Manama
Unilever Bahrain Co. W.L.L. (49)	0/49	BHD50.00	1
Brazil – Avenue Engenheiro Luiz Carlos Berrini, 105, 16º andar, Ed. Berrini One, Itaim Bibi, CEP 0471/001-00, City of São Paulo, State of São Paulo
Gallo Brasil Distribuição e comércio Limitada (55)	0/55	BRL 1.00	5
Brazil – 123, Dirceu Alves Rodrigues, Vila Sarah Avignon, Mogi das Cruzes/SP, 08773-450
Gallo Brasil Distribuição e comércio Limitada (55)	0/55	BRL 1.00	5
Canada – Suite 300-171 West Esplanade, North Vancouver, British Columbia Canada V7M 3K9
A&W Root Beer Beverages Canada Inc. (40)	25.82/14.18	No Par Value	38
Cyprus – 2 Marcou Dracou str., Engomi Industrial Estate, 2409 Nicosia
Unilever PMT LimitedΔ (49)	0/49	EUR1.71	3
England and Wales – Chesterford Research Park, Little Chesterford, Saffron, Waldon CB10 1XL
Arecor LimitedΔ◇ (24.22)	0/24.22	GBP0.01	1
(36.23)	0/36.23	GBP0.01	35
England and Wales - Manor House, 21 Soho Square, London W1D 3QP
Blis Global LimitedΔ◇ (30.83)	30.83/0	GBP0.00001	39
(0.20)	0.20/0	GBP0.00001	1
England and Wales – 81 Farringdon Street, London, EC4A 4BL
Blow Limited◇ (5.20)	5.20/0	GBP0.001	1
(57.57)	57.57/0	GBP0.001	57
England and Wales – First Floor, 59-61 High Street West, Glossop SK13 8AZ
CDDM Technology LimitedΔ◇ (49.53)	0/49.53	GBP0.01	36
England and Wales – 2nd Floor, 17 Waterloo Place, London, SW1Y 4AR
Langholm Capital II L.P.	46.30/0		4
England and Wales – Unit 1.8 & 1.9 The Shepherds Building, Charecroft Way, London, England, W14 0EE
SCA Investments LimitedΔ◇ (5.98)	5.98/0	GBP0.001	35
(74.60)	74.60/0	GBP0.001	40
(25.19)	25.19/0	GBP0.001	41
(4.27)	4.27/0	GBP0.001	42
England and Wales – 167 Wimbledon Park Road, London SW18 5RH
THENUDECO LIMITEDΔ◇ (38.95)	38.95/0	GBP0.001	35
(12.71)	12.71/0	GBP0.000001	44
England and Wales - 2nd Floor, 5 Jubilee Place, Chelsea, London, SW3 3TD
Trinny London LimitedΔ◇ (59.43)	59.43/0	GBP0.01	43
(34.56)	34.56/0	GBP0.01	77
England and Wales - C/O Tmf Group 8th Floor, 20 Farringdon Street, London, EC4A 4AB
Voltea LimitedΔ◇ (35.58)	0/35.58	EUR0.10	35
(66.83)	0/66.83	EUR0.10	44
(12.44)	0/12.44	EUR0.10	46
(18.14)	0/18.14	EUR0.10	52
(3.56)	0/3.56	EUR0.10	50
England and Wales – 127 North Milton Park, Abingdon, Oxfordshire OX14 4SA
P2i LimitedΔ◇ (12.89)	12.89/0	GBP0.0001	1
(5.44)	5.44/0	GBP0.0001	44
(5.44)	5.44/0	GBP0.0001	46
(50)	50/0	GBP1.00	80

Name of Undertaking	% holding as between NV /PLC	Nominal Value	Share Class Note

England and Wales – 1-2 Hatfields, London, England, SE1 9PG
Limitless Technology LimitedΔ◇ (14.85)	14.85/0	GBP0.001	1
(11.98)	11.98/0	GBP0.001	35
England and Wales – Studio 311, Record Hall, 16-16a Baldwin’s Gardens, London, EC1N 7RJ
Clean Beauty Co LtdΔ◇ (69.76)	69.76/0	GBP0.0001	22
England and Wales – 170 Finchley Road, London, NW3 6BP
GALLINEE LTDΔ◇ (87.38)	87.38/0	GBP0.01	44
England and Wales - C4 Lab Psc Building Unilever R&D Port Sunlight, Quarry Road East, Bebington, Wirral, CH63 3JW
Penhros Bio Limited (50)	0/50	GBP1.00	1
France – 6 rus des Freres Caudron, 78140 Velizy Villacoublay
Pegase S.A.S. (25)	16.14/8.86	EUR5,000.00	1
France – 7 rue Armand Peugeot, 92500 Rueil-Malmaison
Relais D’or Centrale S.A.S. (49.99)	32.27/17.72	No Par Value	1
Germany – Beerbachstraße 19, 91183 Abenberg
Hans Henglein & Sohn GmbH (50)	32.78/17.22	EUR100,000.00	1
Henglein & Co. Handels-und Beteiligungs GmbH & Co. KG◇ (50)	32/18		4
Henglein Geschäftsführungs GmbH◇ (50)	32/18	DEM 50,000.00	1
Nürnberger Kloßteig NK GmbH & Co. KG◇ (50)	32/18		4
Germany – Bad Bribaer Straße, 06647 Klosterhäseler
Henglein GmbH◇ (50)	32/18	DEM 50,000.00	1
Germany – Beerbachstruße 37, 17153 Stavenhagen
Hochreiter Frischteigwaren GmbH (50)	32.78/17.22	DEM250,000.00	1
Indonesia - Wisma Bango Lt.05, Jl.Sulaiman No.32 Sukabumi Utara Kec. Kebon Jeruk, Jakarta Barat 11540
PT Anugrah Mutu Bersama (40)	26.22/13.78	IDR1,000,000.00	1
India – Plot No B-9-10 - Near Huda Market, Sector 32, Gurugram, Gurgaon HR 122001
AAIDEA Solutions Private LimitedΔ◇
(0.87)	0.87/0	INR10.00	75
(100)	100/0	INR100.00	72
(5.73)	5.73/0	INR100.00	73
(8.19)	8.19/0	INR100.00	89
(31.13)	31.13/0	INR100.00	74
India – 1st & 2nd Floor, Kagalwala House, Plot No. 175, CST Road, Kalina, Bandra Kurla, Santacruz East Mumbai, Mumbai 400098
Peel-Works Private LimitedΔ◇ (48.15)	48.15/0	INR30.00	63
(7.98)	7.98/0	INR30.00	70
India – 403 Valentina, Hiranandani Estate Thane, Thane West, 400607, Maharashtra
Pureplay Skin Sciences (India) Private Limited◇ (0.09)	0.09/0	INR10.00	75
(100)	100/0	INR100.00	73
India – 135 Hubtown Solaris, N.S. Phadke Marg, Andheri East-West Flyover Junction, Andheri (East) Mumbai 400069
O(1) India Private Limited◇ (dba Shop101) (0.001)	0.001/0	INR10.00	75
(29.15)	29.15/0	INR100.00	76
Iran – No.32, Mokhberb Blvd, Ashrafi Esfashani Exo,.Tehran, Iran Postal Code: 1476785475
Golestan Co. (50.66)	50.66/0		1
Ireland – 70 Sir John Rogersons Quay, Dublin 2
Pepsi Lipton International LimitedΔ	100/0	EUR1.00	52
	100/0	EUR1.00	53
	100/0	EUR1.00	54
	100/0	EUR1.00	55
Israel – Kochav Yokneam Building, 4th Floor, P.O. Box 14, Yokneam Illit 20692
IB Ventures LimitedΔ (99.74)	99.74/0	ILS1.00	14
Japan – #308, 5–4–1, Minami Azabu, Tokyo
Grom Japan K.K◇ (34)	34/0	JPY50,000.00	1
Luxembourg – 5 Heienhaff, L-1736 Senningerberg
Helpling Group Holding S.à r.l.Δ◇ (98.57)	98.57/0	EUR1.00	60
Mauritius – c/o Apex Fund Services (Mauritius) Ltd, 4th Floor, 19 Bank Street, Cyber City, Ebene 72201
Capvent Asia Consumer Fund LimitedΔ (40.41)	40.41/0	USD0.01	78
Oman – Po Box 1711, Ruwi, Postal code 112
Towell Unilever LLC (49)	0/49	OMR10.00	1
Philippines – 11th Avenue corner 39th Street, Bonifacio Triangle, Bonifacio Global City, Taguig City, M.M
Sto Tomas Paco Land CorpΔ◇	64.55/35.45	PHP1.00	7
Paco Platform 7.5 Inc.Δ◇	64.55/35.45	PHP1.00	7
Cavite Horizons Land, Inc.◇ (35.10)	22.66/12.44	PHP1.00	7
	64.55/35.45	PHP10,000.00	14
Industrial Realties, Inc.◇ (45.40)	29.30/16.1	PHP1.00	7
Philippines – Manggahan Light Industrial Compound, A. Rodriguez Avenue, Bo. Manggahan, Pasig City
WS Holdings Inc.Δ◇	64.55/35.45	PHP1.00	29
Selecta Walls Land CorpΔ◇	64.55/35.45	PHP10.00	29
Portugal – Largo Monterroio Mascarenhas, 1,1099–081 Lisboa
Fima Ola – Produtos Alimentares, S.A. (55)	0/55	EUR4,125,000	1
Gallo Worldwide, Limitada(55)	0/55	EUR550,000	5
Grop – Gelado Retail Operation Portugal, Unipessoal, LDA (55)	0/55	EUR27,500	5
Transportadora Central do Infante, Limitada (54)	0/54	EUR27,000	1
Unilever Fima, Limitada (55)	0/55	EUR14,462,336.00	5
Victor Guedes – Industria e Comercio, S.A. (55)	0/55	EUR275.00	1
Saudi Arabia – 8770 King Abudlaziz Branch Road, Ash Shati, Jeddah 23514-3261
Binzagr Unilever Distribution (73.50)	24.50/49	SAR1,000.00	1

158	Annual Report on Form 20-F 2019

Financial Statements

Name of Undertaking	% holding as between NV /PLC	Nominal Value	Share Class Note

Sweden – No 18 Office & Lounge, Briger Jarlsgatan 18,114 34 Stockholm
SachaJuan Haircare ABΔ◇ (69.5)	69.5/0	SEK1.00	9
United Arab Emirates – P.O. Box 49, Dubai
Al Gurg Unilever LLC (49)	0/49	AED1,000.00	1
United Arab Emirates – Po Box 49, Abu Dhabi
Thani Murshid Unilever LLC (49)	0/49	AED1,000.00	1
United States -1679 South Dupont Highway, Suite 100, Dover, Kent County, Delaware 19901
Beauty Bakerie Cosmetics Brand IncΔ◇
(50.05)	50.05/0	USD0.001	86
(16.24)	16.24/0	USD0.001	87
(6.42)	6.42/0	USD0.001	88
United States – 2600 Tenth St #101, Berkeley CA 94710
Machine Vantage◇ (9.86)	9.86/0		7
(49.93)	49.93/0		58
United States – c/o Law Traders Inc., 300 Delaware Ave., Suite 210, in the City of Wilmington, County of New Castle
Quantbiome Inc. (dba Thryve)Δ◇ (23.26)	23.26/0	USD0.00001	59
United States – C/O National Registered Agents, Inc.160 Green Tree Drive, Suite 101, Dover, Delaware 19904
Discuss.io IncΔ◇ (8.46)	8.46/0	USD0.0001	7
(17.88)	17.88/0	USD0.0001	55
(50.53)	50.53/0	USD0.0001	58
United States – 700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
Pepsi Lipton Tea Partnership (50)	27.70/22.30		4
Food Service Direct Logistics, LLC	55.40/44.60		13
United States – 548 Market St #70998, San Francisco, CA 94104-5401
Physic Ventures L.P.◇ (57.27)	57.27/0		4
United States – c/o Cogency Global Inc, 850 New Burton Road, Suite 201, Dover, Kent County, DE 19904
Sunbasket IncΔ◇ (2.81)	2.81/0	USD0.0001	7
(89.13)	89.13/0	USD0.0001	60
(1.93)	1.93/0	USD0.0001	61
(8.33)	8.33/0	USD0.0001	91
United States – 251 Little Falls Drive, Wilmington, Delaware, New Castle 19808
Nutraceutical Wellness Inc (dba Nutrafol)Δ◇ (41.70)	41.70/0	USD0.0001	62
(56.82)	56.82/0	USD0.0001	51
(10.95)	10.95/0	USD0.0001	93
(49.72)	49.72/0	USD0.0001	94
True Botanicals, IncΔ◇ (37.17)	37.17/0	USD0.0001	81
(12.27)	12.27/0	USD0.0001	82
(25.59)	0/25.59	USD0.0001	83
United – States 850 New Burton Road, in the City of Dover, County of Kent, Delovare, USA
Volition Beauty IncΔ◇ (66.67)	66.67/0	USD0.0001	44
United States - 160 Greentrre Dr Ste 101, Dover Kent 19904
Koco Life LLCΔ◇ (25.00)	25.00/0		95
(39.24)	39.24/0		92
United States - 1013 Centre Road Suite 403S, Wilmington New Castle, 19805
Zitsicka Inc Δ◇ (26.36)	26.36/0		44
United States - 251 Little Falls Drive, City of Wilmington, County of New Castle, Delaware 19808
FabFitFun Inc Δ◇ (68.18)	68.18/0		6
(7.48)	7.48/0		58
United States - c/o New Voices Partners, LLC. 7 Witch Lane. Rowayton, Connecticut 06853
New Voices Fund LP Δ◇ (32.90)	32.90/0		4

Annual Report on Form 20-F 2019	159

Group Companies continued

Notes:

1: Ordinary, 2: Ordinary-A, 3: Ordinary-B, 4: Partnership, 5: Quotas, 6: Class- A Common, 7: Common, 8: Class A, 9: Class B, 10: Class C, 11: Class II Common, 12: Class III Common, 13: Membership Interest, 14: Preference, 15: Redeemable Preference, 16: Limited by Guarantee, 17: C Ordinary Shares, 18: Viscountcy, 19: Redeemable Golden Share, 20: Deferred, 21: Ordinary-C, 22: Preferred, 23: Redeemable Preference Class A, 24: Redeemable Preference Class B, 25: Special, 26: Cumulative Preference, 27: 5% Cumulative Preference, 28: Non-Voting Ordinary B, 29: Common B, 30:Management, 31: Dormant, 32: A, 33: B, 34: Cumulative Redeemable Preference, 35: A-Ordinary, 36: Preferred Ordinary, 37: Ordinary-G, 38: Class Common-B, 39: Series A Participating Preference, 40: H-Ordinary, 41: I-Ordinary, 42: J-Ordinary, 43: Series A Preferred Convertible, 44: A Preferred, 45: A1 Preferred, 46: B Preferred, 47: Series 2 Preferred, 48: Series 3 Preferred, 49:Series A2 Convertible Redeemable Preference, 50: D Preferred, 51: Series A-3 Preferred, 52: C Preferred, 53:E Ordinary, 54: G Preferred, 55: Series Seed, 56: Nominal, 57: Preferred A, 58: Series A Preferred, 59: Series Seed-2 Preferred, 60: Series C-2, 61: Series D, 62: Series A1 Preferred, 63: Series B-2 Preference, 64: Class A Interests, 65: Class B Interests, 66. Ownership Units, 67. Seed B CCPS, 68. Office Holders, 69. Security, 70. Series B-3 Preference, 71. Series B Preferred, 72. Series Seed B CPPS, 73. Series A CPPS, 74. Series A2 CPPS, 75. Equity, 76. Series B CPPS, 77. Series B Preferred Convertible, 78. Class A Ordinary Redeemable Non Voting Ordinary, 79. B Ordinary Shares, 80. N Preferred, 81. A-1 Com, 82. A-2 Com, 83. A-3 Com, 84. Series A EIS, 85. Series A Convertible Preferred, 86. Series A Preferred, 87. Series B Preferred, 88. Series C Preferred, 89. Series A1 CPPS, 90. N Ordinary, 91. Series E, 92. Series C-2 Pref, 93. Series B-1 Preferred, 94. Series B-2 Preferred, 95. Series C-1 Pref, 96. B3 Ordinary.

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
X

Binzagr Unilever Limited, Unilever Home and Personal Care Products Manufacturing LLC and UTIC Distribution S.A. are subsidiary undertakings pursuant to section 1162(2)(b) Companies Act 2006. Severn Gulf FZCO is a subsidiary undertaking pursuant to section 1162(4)(a) Companies Act 2006. The Unilever Group is entitled to 50% of the profits made by Binzagr Unilever Limited. The Unilever Group is entitled to 80% of the profits made by Unilever Home and Personal Care Products Manufacturing LLC and Unilever General Trading LLC.

◇	Accounted for as non-current investments within non-current financial assets.
¥	Exemption pursuant to Section 264b German Commercial Code.

Further to the above disclosures (1) due to the unified board of Unilever N.V. and Unilever PLC, Unilever N.V. and Unilever PLC are each considered to be a subsidiary undertaking of the other in accordance with section 1162 (4) (b) of the Companies Act 2006 and (2) details of holdings of subsidiary undertakings in the share capitals of Unilever N.V. and Unilever PLC are given under the heading Our Shares on pages 51 to 52.

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

The Unilever Group has established branches in Argentina, Azerbaijan, Cote d’Ivoire, Cuba, the Dominican Republic, Kazakhstan, the Philippines, Saudi Arabia, Slovenia, Turkey and the United Kingdom.

160	Annual Report on Form 20-F 2019

Financial Statements

Shareholder information

Financial calendar

Annual general meetings

Voting and
	Date	Voting Record date	Registration date
NV	30 April 2020	2 April 2020	23 April 2020
PLC	29 April 2020	–	27 April 2020

Quarterly dividends

Dates listed below are applicable to all four Unilever listings (NV ordinary shares, PLC ordinary shares, NV New York shares, and PLC ADRs).

	Announcement date	Ex-dividend date	Record date	Payment date
Quarterly dividend announced with the Q4 2019 results	30 January 2020	20 February 2020	21 February 2020	18 March 2020
Quarterly dividend announced with the Q1 20120 results	23 April 2020	14 May 2020	15 May 2020	4 June 2020
Quarterly dividend announced with the Q2 2020 results	23 July 2020	6 August 2020	7 August 2020	9 September 2020
Quarterly dividend announced with the Q3 2020 results	22 October 2020	5 November 2020	6 November 2020	2 December 2020

Contact details

Unilever N.V. and Unilever PLC

100 Victoria Embankment

London EC4Y 0DY

United Kingdom

Institutional Investors telephone +44 (0)20 7822 6830

Any queries can also be sent to us electronically via

www.unilever.com/contact/contact-form

Private Shareholders telephone +44 (0)20 7822 5500

Private Shareholders can email us at

shareholder.services@unilever.com

Shareholder Services

The Netherlands

ABN AMRO Bank N.V.
Gustav Mahlerlaan 10
1082 PP Amsterdam
Telephone	+31 (0)20 344 2000
Email	corporate.broking@nl.abnamro.com

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

There is a section on our website designed specifically for investors. It includes detailed coverage of the Unilever share price, our quarterly and annual results, performance charts, financial news and investor relations speeches and presentations. It also includes details of the conference and investor/analyst presentations.

You can also view the Unilever Annual Report and Accounts 2019 (and the Additional Information for US Listing Purposes) on our website, and those for prior years.

www.unilever.com
www.unilever.com/investorrelations
www.unilever.com/investor-relations/annual-report-and-accounts/

Publications

Copies of the Unilever Annual Report and Accounts 2019 (and the Additional Information for US Listing Purposes) and the Annual Report on Form 20-F 2019 can be accessed directly or ordered via the website.

www.unilever.com/investorrelations

Unilever Annual Report and Accounts 2019

The Unilever Annual Report and Accounts 2019 (and the Additional Information for US Listing Purposes) forms the basis for the Annual Report on Form 20-F that is filed with the United States Securities and Exchange Commission, which is also available free of charge from their website.

www.sec.gov

Quarterly results announcements

Unilever’s quarterly results announcements are in English with figures in euros.

Annual Report on Form 20-F 2019	161

Index

Accounting policies	91-93, 145-146, 150
Acquisitions	134-136
Annual General Meetings	161
Asia/AMET/RUB	95, 97, 110
Associates	94-95, 113, 137
Audit Committee	54-55
Auditors	54-55, 78-86
Balance sheet	26, 89, 144, 149, 175-176
Beauty & Personal Care	3, 14, 23-25, 28, 32, 93-94, 140
Biographies	49-50
Board committees	48, 54-77
Boards	4-6, 47-77
Bonds and other loans	120
Brands	2, 14-15
Capital expenditure	26, 31, 90, 111-112
Cash	26, 31, 89-90, 128-129, 175-176
Cash flow statement	90, 139, 178
Cautionary statement /safe harbour	Inside back cover
Chairman	4
Chief Executive Officer	6, 47, 60-77
Commitments	27, 133, 148, 152
Company accounts	143-152
Compensation Committee	60-77
Comprehensive income	87, 143, 173-174
Constant underlying earnings per share	30-31
Contingent liabilities	133, 148, 152
Corporate governance	47-59
Corporate responsibility	56-57
Corporate Responsibility Committee	56-57
Deferred tax	106, 145, 150
Depreciation	90, 94, 111-112
Directors’ responsibilities	78
Directors’ remuneration	60-77
Disposals	134-136
Diversity	17, 48, 58
Dividends	108, 161, 166, 169
Divisions	14-15, 23-25, 29, 94, 110, 140
Earnings per share	87, 107, 172
Employees	16-17, 37, 48, 97, 148, 165
Equalisation Agreement	47, 91, 117, 148
Equity	88-89, 107, 117-119, 143, 149
Europe	95, 97, 110
Exchange rates	27, 91, 124
Executive Directors	60-77, 97, 165
Finance and liquidity	27, 116-120
Finance costs and finance income	104
Financial assets	89, 128-129
Financial calendar	161
Financial instruments	116-132, 145
Financial liabilities	89, 116-120
Financial review	24-32
Foods & Refreshment	3, 14, 23-25, 28, 32, 93-94, 140
Free cash flow	3, 23, 26, 31
Geographies	95, 97
Goodwill	108-110, 146
Gross profit	96

Group companies	153-160
Home Care	3, 15, 23-25, 28, 32, 93-94, 140
IFRS 16 restatement	92, 138-141
Impairment	108-110, 128
Income statement	87, 143, 173-174
Innovation	10
Intangible assets	108-110, 145-146
International Financial Reporting Standards	78, 91, 145, 150
Inventories	113-114
Joint ventures	94-95, 113, 137
Key management	97, 103
Key Performance Indicators	22-23
Leases	92, 112, 133, 138-141
Net debt	31
Nominating and Corporate Governance Committee	58-59
Non-underlying items	30, 96
Non-Executive Directors	5, 47-49, 60-77, 97
Non-GAAP measures	27-32
Operating costs	95-96
Operating profit	24, 87, 143, 172-174
Organisational Structure	47
Payables	115
Pensions and similar obligations	98-103
Property, plant and equipment	111-112
Provisions	132
Receivables	114
Related party transactions	137, 167
Research and development	96
Reserves	88, 116, 118, 143, 148, 151
Restructuring	24, 96, 132
Return on assets	24, 32
Return on invested capital	31
Revenue	24, 87, 93-95, 143, 172-174
Risk management and control	33, 54
Risks	33-45
Segment information	93-95
Share-based payments	103-104
Share capital	51, 88-89, 117, 147, 151
Shareholders	21, 52, 166
Significant subsidiaries	142
Staff costs	97
Strategy	9-11
Taxation	105-107
The Americas	95, 97, 110
Total shareholder return	76
Treasury	39, 121-127
Turnover	24, 87, 93-95, 143, 172-174
Underlying earnings per share	30, 107
Underlying effective tax rate	30, 105
Underlying operating margin	30
Underlying operating profit	30, 93-94
Underlying sales growth	28-29
Underlying volume growth	30
Unilever Leadership Executive	7, 50, 97
Voting	51-52
Website	161

162	Annual Report on Form 20-F 2019

Financial Statements

Additional information for US listing purposes

Form 20-F references

Item 1	Identity of Directors, Senior Management and Advisers		n/a

Item 2	Offer Statistics and Expected Timetable		n/a

Item 3	Key Information

	A.	Selected Financial Data	117, 166, 172 – 173
	B.	Capitalisation and Indebtedness	n/a
	C.	Reasons for the offer and use of proceeds	n/a
	D.	Risk factors	33 – 39

Item 4	Information on the Company

	A.	History and development of the company	4, 6, 21, 24 – 32, 47, 51, 53, 90, 111 – 112, 134 – 136, 161
	B.	Business overview	2 – 3, 24 – 32, 39, 42, 45, 47, 93 – 95, 167
	C.	Organisational structure	47, 142
	D.	Property, plant and equipment	111 – 112, 167 – 168

Item 4A	Unresolved Staff Comments		n/a

Item 5	Operating and Financial Review and Prospects

	A.	Operating results	6, 8, 23 – 32, 39, 42, 45, 124
	B.	Liquidity and capital resources	26 – 27, 33, 78, 90, 111 – 112, 116, 119 – 120, 121 – 133
	C.	Research and development, patents and licences, etc.	10, 95 – 96, 167
	D.	Trend information	6, 6, 24 – 32, 35 – 39
	E.	Off-balance sheet arrangements	121 – 127, 130 – 133
	F.	Tabular disclosure of contractual obligations	27
	G.	Safe harbour	inside back cover

Item 6	Directors, Senior Management and Employees

	A.	Directors and senior management	49, 50, 165
	B.	Compensation	60 – 77, 97 – 104
	C.	Board practices	47 – 49, 54 – 55, 58, 60, 71 – 72, 165
	D.	Employees	97, 165
	E.	Share ownership	63 – 77, 103 – 104, 165

Item 7	Major Shareholders and Related Party Transactions

	A.	Major shareholders	51 – 52, 166
	B.	Related party transactions	137, 166
	C.	Interest of experts and counsel	n/a

Item 8	Financial Information

	A.	Consolidated statements and other financial information	78 – 79, 87 – 142, 161, 166, 173 – 178
	B.	Significant changes	141

Item 9	The Offer and Listing

	A.	Offer and listing details	51
	B.	Plan of distribution	n/a
	C.	Markets	51
	D.	Selling shareholders	n/a
	E.	Dilution	n/a
	F.	Expenses of the issue	n/a

Annual Report on Form 20-F 2019	163

Additional information for US listing purposes continued

Item 10	Additional Information

	A.	Share capital	n/a
	B.	Articles of association	47 – 53, 58, 69
	C.	Material contracts	47, 167
	D.	Exchange controls	167
	E.	Taxation	168 – 169
	F.	Dividends and paying agents	n/a
	G.	Statement by experts	n/a
	H.	Documents on display	161, 167
	I.	Subsidiary information	n/a

Item 11	Quantitative and Qualitative Disclosures About Market Risk		98 – 103, 114 – 116, 121 – 128, 130 – 132

Item 12	Description of Securities Other than Equity Securities

	A.	Description of debt securities	n/a
	B.	Description of warrants and rights	n/a
	C.	Description of other securities	n/a
	D.1	Name of depositary and address of principal executive	n/a
	D.2	Title of ADRS and brief description of provisions	n/a
	D.3	Transfer agent fees and charges	170
	D.4	Transfer agent payments	170

Item 13	Defaults, Dividend Arrearages and Delinquencies

	A.	Defaults	170
	B.	Dividend arrearages and delinquencies	170

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds		n/a

Item 15	Controls and Procedures		53 – 55, 79, 171

Item 16	Reserved

	A.	Audit Committee Financial Expert	48, 54
	B.	Code of Ethics	33, 53, 56
	C.	Principal Accountant Fees and Services	54 – 55, 171
	D.	Exemptions From The Listing Standards For Audit Committees	n/a
	E.	Purchases Of Equity Securities By The Issuer and Affiliated Purchasers	51, 171
	F.	Change in Registrant’s Certifying Accountant	n/a
	G.	Corporate Governance	53
	H.	Mine Safety Disclosures	n/a

Item 17	Financial Statements		78 – 79, 87 – 142, 173 – 178

Item 18	Financial Statements		78 – 79, 87 – 142, 173 – 178

Item 19 Exhibits	Please refer to the Exhibit list located immediately following the signature page for this document as filed with the SEC.

164	Annual Report on Form 20-F 2019

Financial Statements

Directors, senior management and employees

Employees

The average number of employees for the last three years is provided in note 4A on page 97. The average number of employees during 2019 included 9,327 seasonal workers. We believe our relationship with our employees and any labour unions of which they may be part is satisfactory in all material respects.

Global employee share plans (shares)

In November 2014, Unilever’s global employee plan ‘SHARES’ was launched in 17 countries. SHARES gives eligible Unilever employees below management level the opportunity to invest between €10 and €200 per month from their net salary in Unilever shares. For every three shares our employees buy (Investment Shares), Unilever will give them one free Matching Share, which will vest if employees hold their Investment Shares for at least three years. The Matching Shares are not subject to any performance conditions. In 2015, SHARES was rolled out globally and is now offered in more than 100 countries. Executive Directors are not eligible to participate in SHARES. As of 20 February 2020, awards for 257,156 NV and 209,321 PLC shares were outstanding under SHARES.

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

Annual Report on Form 20-F 2019	165

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

At 20 February 2020 (the latest practicable date for inclusion in this report), there were 3,994 registered holders of NV New York Registry Shares and 791 registered holders of PLC American Depositary Receipts in the United States. We estimate that approximately 13% of NV’s ordinary shares (including shares underlying NV New York Registry shares) were held in the United States (approximately 10% in 2018) and approximately 11% of PLC’s ordinary shares (including shares underlying PLC American Depositary Receipts) were held in the United States (approximately 11% in 2018).

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

Related party transactions

Transactions with related parties are conducted in accordance with agreed transfer pricing policies and include sales to joint ventures and associates. Other than those disclosed in notes 23 to the consolidated financial statements (and incorporated herein as above), there were no related party transactions that were material to the Group or to the related parties concerned that are required to be reported in 2019 up to 20 February 2020 (the latest practicable date for inclusion in this report).

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

	2019	2018	2017	2016	2015

Dividends declared for the year

NV dividends

Dividend per €0.16	€1.64	€1.55	€1.43	€1.28	€1.21

Dividend per €0.16 (US Registry)	$1.83	$1.82	$1.66	$1.42	$1.32

PLC dividends

Dividend per 3 1/9p	£1.43	£1.35	£1.26	€1.09	£0.88

Dividend per 3 1/9p (US Registry)	$1.83	$1.82	$1.66	$1.42	$1.32

Dividends paid during the year

NV dividends

Dividend per €0.16	€1.62	€1.52	€1.40	€1.26	€1.19

Dividend per €0.16 (US Registry)	$1.82	$1.83	$1.56	$1.40	$1.32

PLC dividends

Dividend per 3 1/9p	£1.42	£1.33	£1.22	€1.04	£0.87

Dividend per 3 1/9p (US Registry)	$1.82	$1.83	$1.56	$1.40	$1.32

166	Annual Report on Form 20-F 2019

Financial Statements

Material contracts

The descriptions of the foundation agreements set forth in the Unilever Annual Report and Accounts 2019 do not purport to be complete and are qualified in their entirety by reference to the Equalisation Agreement between NV and PLC, the Deed of Mutual Covenants and the Agreement for Mutual Guarantees of Borrowing, including all amendments thereto, filed as Exhibits 4.1(a), 4.1(b) and 4.1(c), respectively, to this report, which are incorporated herein by reference.

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

Other than certain economic sanctions which may be in place from time to time, there are currently no UK laws, decrees or regulations restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of the PLC’s shares who are non-residents of the UK. Similarly, other than certain economic sanctions which may be in force from time to time, there are no limitations relating only to nonresidents of the UK under English law or the PLC’s Articles of Association on the right to be a holder of, and to vote in respect of, the company’s shares.

Unilever Annual Report on Form 20-F 2019

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

Other information on the Company

Innovation, Research and Development

Innovation is at the heart of Unilever’s ambition to grow sustainably. Science, technology and product development are central to our plans to keep providing consumers with great brands that improve their lives while having a positive impact on the environment and society.

All our innovations are based on key insights into what consumers want and need. We aim to develop products that have purpose, so that consumers choose them again and again. We work on a wide portfolio of projects, combining the search for breakthrough technologies with the constant drive to respond to competitors, move into new markets, and make our products more sustainable. The products we develop through innovation, whether by ourselves or through our extensive partnerships with leading scientists, academic institutions, suppliers and specialist businesses, play an essential role in our ambition to make a positive impact on the world around us. Many of the challenges of improving health and well-being, reducing environmental impact, and improving nutrition will be met through science and technology.

Our six main R&D centres in the US, UK, Netherlands, India and China work on the science and technologies that can be applied to our product development process. Our research aims to bring together the best thinking and ideas from wherever they exist.

Product design teams take our breakthroughs in science and technology one step further, turning unique insights into the products that consumers want and need. Development and testing of new technology takes place until it fits the product description.

Our R&D Deploy teams draw on local knowledge - such as consumer preference, the regulatory framework, legal considerations and competitor products - as they ready a product for launch into a new market. They work closely with colleagues in marketing and supply chain to make sure the new product can be manufactured efficiently and meets the needs of our consumers.

More than 6,000 Unilever R&D professionals are building our brands through innovation. We invested around €900 million in R&D in each of the last three years, and we hold a portfolio of more than 20,000 patents and patent applications.

Raw materials

Our products use a wide variety of raw and packaging materials which we source internationally and which may be subject to price volatility either directly or as a result of movements in foreign exchange rates. In 2019 we experienced significant deflation in Palm oil prices but this was offset by slight price increases dairy products, cocoa and sugar. Prices were also negatively impacted following foreign exchange rates deterioration across many emerging markets, with significant impact from Argentina, Pakistan, India, Brazil and Turkey. Looking ahead to 2020, we remain watchful for volatility in commodity and foreign exchange markets.

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

Information on market share

Unless otherwise stated, market share refers to value share as opposed to volume share. The market data and competitive position classifications are taken from independent industry sources in the markets in which Unilever operates.

Iran-related required disclosure

Unilever operates in Iran through a non-US subsidiary. In 2019, sales in Iran were significantly less than one percent of Unilever’s worldwide turnover. During the year, this non-US subsidiary had approximately €1,334 in gross revenues and less than €547 in net profits attributable to the sale of food, personal care and home care products to the Hotel Homa Group, which is owned by the Social Security Organization of Iran, and IRR Mohammad Rasoullah Pharmacy & Kowsar ‘Veterans of IRGC’, which are affiliated with the Islamic Republic Revolutionary Guard Corps. Income, payroll and other taxes, duties and fees (including for utilities) were payable to the Government of Iran and affiliated entities in connection with our operations. Our non-US subsidiary maintains bank accounts in Iran with various banks to facilitate our business in the country and make any required payments to the Government of Iran and affiliated entities. While we currently continue our activities in Iran, we are continuously evaluating such activities in the light of the evolving regulatory environment.

Property, plant and equipment

The Group has interests in properties in most of the countries where there are Unilever operations. None of these interest are individually material in the context of the Group as a whole. The properties are used predominantly to house production and distribution activities and as offices. There is a mixture of leased and owned property throughout

Annual Report on Form 20-F 2019	167

Additional information for US listing purposes continued

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

Taxation

Taxation for US persons holding shares in NV

The following notes are provided for guidance. US persons should consult their local tax advisers, particularly in connection with potential liability to pay US taxes on disposal, lifetime gift or bequest of their shares. A US person is a US individual citizen or resident, a corporation organised under the laws of the United States, any state or District of Columbia or any other legal person subject to United States Federal Income Tax on its worldwide income.

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

Where a US person has a permanent establishment in the Netherlands, which has shares in NV forming part of its business property, dividends it receives on those shares are included in that establishment’s profit. They are subject to income tax or corporation tax in the Netherlands, as appropriate, and tax on dividends in the Netherlands will generally be applied at the full rate of 15% with, as appropriate, the possibility to claim a credit for that tax on dividends in the Netherlands against the income tax or corporation tax in the Netherlands. The net tax suffered may be treated as foreign income tax eligible for credit against shareholders’ United States income taxes.

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

United States taxation on dividends

If you are a US person, the dividend (including the withheld amount) up to the amount of NV earnings and profits for United States Federal Income Tax purposes will be ordinary dividend income. Dividends received by an individual will be taxed at a maximum rate of 15% or 20%, depending on the income level of the individual, provided the individual has held the shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date, that NV is a qualified foreign corporation and that certain other conditions are satisfied. NV is a qualified foreign corporation for this purpose. In addition, an additional tax of 3.8% will apply to dividends and other investment income received by individuals with incomes exceeding certain thresholds. The dividends are not eligible for the dividends received deduction allowed to corporations.

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

Disclosure requirements for US individual holders

US individuals that hold certain specified foreign financial assets, including stock in a non-US corporation, with values in excess of certain thresholds are required to file Form 8938 with their United States Federal Income Tax return. Such Form requires disclosure of information concerning such non-US, including the value of the assets. Failure to file the form when required is subject to penalties. An exemption from reporting applies to non-US assets held through a US financial institution, generally including a non-US branch or subsidiary of a US institution and a US branch of a non-US institution. Investors are encouraged to consult with their own tax advisers regarding the possible application of this disclosure requirement to their investment in the shares.

Taxation on capital gains in the Netherlands

Under the Convention, if you are a US person and you have capital gains on the sale of shares of a Dutch company, these are generally not subject to taxation by the Netherlands. An exception to this rule generally applies if you have a permanent establishment in the Netherlands and the capital gain is derived from the sale of shares which form part of that permanent establishment’s business property.

168	Annual Report on Form 20-F 2019

Financial Statements

United States taxation on capital gains

A US person generally will recognize capital gain or loss for US federal income tax purposes equal to the difference, if any, between the amount realized on the sale and the US person’s adjusted tax basis in the shares or NYRSs, in each case as determined in US dollars. US persons should consult their own tax advisers about how to determine the US dollar value of any foreign currency received as proceeds on the sale of shares or NYRSs and the treatment of any foreign currency gain or loss upon conversion of the foreign currency into US dollars. The capital gain or loss recognized on the sale will be long-term capital gain or loss if the US person’s holding period in the shares or NYRSs exceeds one year. Non-corporate US persons are subject to tax on long-term capital gain at reduced rates. The deductibility of capital losses is subject to limitations

Succession duty and gift taxes in the Netherlands

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

Taxation for US persons holding shares or American Depositary Shares in PLC

The following notes are provided for guidance. US persons should consult their local tax advisers, particularly in connection with potential liability to pay US taxes on disposal, lifetime gift or bequest of their shares or American Depositary Shares (ADSs). A US person is a US individual citizen or resident, a corporation organised under the laws of the United States, any state or the District of Columbia, or any other legal person subject to United States Federal Income Tax on its worldwide income.

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

Disclosure requirements for US individual holders

US individuals that hold certain specified non-US financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file Form 8938 with their United States Federal Income Tax return. Such Form requires disclosure of information concerning such non-US assets, including the value of the assets. Failure to file the form when required is subject to penalties. An exemption from reporting applies to non-US assets held through a US financial institution, generally including a non-US branch or subsidiary of a US institution and a US branch of a non-US institution. Investors are encouraged to consult with their own tax advisers regarding the possible application of this disclosure requirement to their investment in the shares or ADSs.

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

United States taxation on capital gains

A US person generally will recognize capital gain or loss for US federal income tax purposes equal to the difference, if any, between the amount realized on the sale and the US person’s adjusted tax basis in the shares or ADSs, in each case as determined in US dollars. US persons should consult their own tax advisers about how to determine the US dollar value of any foreign currency received as proceeds on the sale of shares or ADSs and the treatment of any foreign currency gain or loss upon conversion of the foreign currency into US dollars. The capital gain or loss recognized on the sale will be long-term capital gain or loss if the US person’s holding period in the shares or ADSs exceeds one year. Non-corporate US persons are subject to tax on long-term capital gain at reduced rates. The deductibility of capital losses is subject to limitations.

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

Annual Report on Form 20-F 2019	169

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

Transfer agent payments – fiscal year 2019 for NV

Deutsche Bank has been the transfer agent and registrar for its New York Registered Share program since 1 July 2014. Under the terms of the Transfer Agent Agreement, NV is entitled to certain reimbursements, including the reimbursement of listing fees (NYSE), reimbursement of settlement infrastructure fees (including DTC feeds), reimbursement of proxy process expenses (printing, postage and distribution), tax reclaim services and program-related expenses (that include expenses incurred from the requirements of the Sarbanes-Oxley Act of 2002). In relation to 2019, NV did not receive further payments from Deutsche Bank.

Depositary payments – fiscal year 2019 for PLC

Deutsche Bank has been the depositary bank for its American Depositary Receipt Program since 1 July 2014. Under the terms of the Deposit Agreement, PLC is entitled to certain reimbursements, including processing of cash distributions, reimbursement of listing fees (NYSE), reimbursement of settlement infrastructure fees (including DTC feeds), reimbursement of proxy process expenses (printing, postage and distribution), dividend fees and program-related expenses (that include expenses incurred from the requirements of the Sarbanes-Oxley Act of 2002). In relation to 2019, PLC did not receive further payments from Deutsche Bank.

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

170	Annual Report on Form 20-F 2019

Financial Statements

Purchases of equity securities

Share purchases during 2019

Please also refer to ‘Our shares’ section on page 51.

	Total number of shares purchased	Average price paid per share (€)	Of which, number of shares purchased as part of publicly announced plans	€ million Maximum value that may yet be purchased as part of publicly announced plans

January

February

March

April(a)	1,771,099	53.50

May(a)	1,982,901	53.52

June

July

August

September

October

November

December

Total	3,754,000

(a)

3,754,000 shares were purchased to enable the Group to meet share award obligations under its Management Co-Investment Plan as part of the programme announced on 29 April 2019. The programme was completed on 13 May 2019. See note 4C on pages 103 to 104 for more details on share-based compensation plans.

Between 31 December 2019 and 20 February 2020 (the latest practicable date for inclusion in this report) neither NV or PLC conducted any share repurchases.

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

•

Management has assessed the effectiveness of internal control over financial reporting as of 31 December 2019, and has concluded that such internal control over financial reporting is effective. Management’s assessment and conclusion excludes Astrix, Lenor Japan and FruFru from this assessment, as they were acquired on 30 August 2019, 1 October 2019, and 1 October 2019 respectively. These entities are included in our 2019 consolidated financial statements, and together they constituted approximately 0.25% of our total assets as at 31 December 2019 and approximately 0.03% of total turnover for the year ended 31 December 2019; and

•

KPMG LLP and KPMG Accountants N.V., who have audited the consolidated financial statements of the Group for the year ended 31 December 2019, have also audited the effectiveness of internal control over financial reporting as at 31 December 2019 and have issued an attestation report on internal control over financial reporting.

Principal accountant fees and services

	€ million 2019		€ million 2018		€ million 2017

Audit fees(a)	17		16		14

Audit-related fees(b)	–	(d)	5	(d)	5	(d)

Tax fees	–	(c)	–	(c)	–	(c)

All other fees	–	(c)	–	(c)	–	(c)

(a)

Amount payable to KPMG in respect of services supplied to associated pension schemes was less than €1 million individually and in aggregate (2018: less than €1 million individually and in aggregate; 2017: less than €1 million individually and in aggregate).

(b)	Includes other audit services which comprise audit and similar work that regulations or agreements with third parties require the auditors to undertake.
(c)	Amounts paid in relation to each type of service are individually less than €1 million. In aggregate the fees paid were less than €1 million (2018: less than €1 million, 2017: €1 million).
(d)	2018 includes €4 million (2017: €5 million) for audits and reviews of carve-out financial statements of the Spreads business and €1 million (2017: €Nil) for assurance work on Simplification.

Annual Report on Form 20-F 2019	171

Additional information for US listing purposes continued

Selected financial data

The schedules below provide the Group’s selected financial data for the five most recent financial years.

2016 and 2015 numbers are not comparable as the Group has adopted IFRS 16 and has restated only 2018 and 2017. See note 24 to the consolidated financial statements on pages 138 to 140 for explanation and reconciliation of lines and sub-totals impacted by IFRS 16 adoption to those previously reported.

	€ million	€ million	€ million	€ million	€ million
	2019	2018	2017	2016	2015
Consolidated income statement		(Restated) (a)	(Restated) (a)
Turnover	51,980	50,982	53,715	52,713	53,272

Operating profit	8,708	12,639	8,957	7,801	7,515

Net finance costs	(627)	(608)	(1,004)	(563)	(493)

Net monetary gain arising from hyperinflationary economies	32	122	–	–	–

Share of net profit/(loss) of joint ventures and associates and other income/(loss) from non-current investments	176	207	173	231	198

Profit before taxation	8,289	12,360	8,126	7,469	7,220

Taxation	(2,263)	(2,572)	(1,670)	(1,922)	(1,961)

Net profit	6,026	9,788	6,456	5,547	5,259

Attributable to:

Non-controlling interests	401	419	433	363	350

Shareholders’ equity	5,625	9,369	6,023	5,184	4,909

	€ million	€ million	€ million	€ million	€ million
	2019	2018	2017	2016	2015
Combined earnings per share(a)		(Restated) (a)	(Restated) (a)

Basic earnings per share	2.15	3.49	2.15	1.83	1.73

Diluted earnings per share	2.14	3.48	2.14	1.82	1.72

For the basis of the calculations of combined earnings per share see note 7 ‘Combined earnings per share’ on page 107.

	€ million	€ million	€ million	€ million	€ million
	2019	2018	2017	2016	2015
Consolidated balance sheet		(Restated) (a)	(Restated) (a)

Non-current assets	48,376	45,633	45,078	42,545	39,612

Current assets	16,430	15,478	16,980	13,884	12,686

Total assets	64,806	61,111	62,058	56,429	52,298

Current liabilities	20,978	20,150	23,587	20,556	20,019

Non-current liabilities	29,942	28,844	24,273	18,893	16,197

Total liabilities	50,920	48,994	47,860	39,449	36,216

Share Capital	420	464	484	484	484

Share premium account	134	129	130	134	152

Other reserves	(5,574)	(15,218)	(13,587)	(7,443)	(7,816)

Retained profit	18,212	26,022	26,413	23,179	22,619

Non-controlling interests	694	720	758	626	643

Total equity	13,886	12,117	14,198	16,980	16,082

Total liabilities and equity	64,806	61,111	62,058	56,429	52,298

	€ million	€ million	€ million	€ million	€ million
	2019	2018	2017	2016	2015
Consolidated cash flow statement		(Restated) (a)	(Restated) (a)

Net cash flow from operating activities	8,109	7,318	7,879	7,047	7,330

Net cash flow from/(used in) investing activities	(2,237)	4,644	(5,879)	(3,188)	(3,539)

Net cash flow from/(used in) financing activities	(4,667)	(12,113)	(2,020)	(3,073)	(3,032)

Net increase/(decrease) in cash and cash equivalents	1205	(151)	(20)	786	759

Cash and cash equivalents at the beginning of the year	3,090	3,169	3,198	2,128	1,910

Effect of foreign exchange rates	(179)	72	(9)	284	(541)

Cash and cash equivalents at the end of the year	4,116	3,090	3,169	3,198	2,128

(a)	Restated following adoption of IFRS 16. See note 1 and note 24 to the Group financial statements for further details.

172	Annual Report on Form 20-F 2019

Financial Statements

Ratios and other metrics	2019	2018	2017	2016	2015

Operating margin (%) (Restated)(a)	16.8	24.6	16.5	14.8	14.1

Net profit margin (%) (Restated)(a) (b)	10.8	18.4	11.3	9.8	9.2

Number of Shares issued

Unilever N.V. ordinary shares (Millions of units)	1,461	1,715	1,715	1,715	1,715

Unilever N.V. special shares (units)	2,400	2,400	2,400	2,400	2,400

Unilever PLC ordinary shares (Millions of units)	1,169	1,187	1,310	1,310	1,310

Unilever PLC deferred stock (units)	100,000	100,000	100,000	100,000	100,000

(a)	Restated following adoption of IFRS 16. See note 1 and note 24 to the Group financial statements for further details.
(b)	Net profit margin is expressed as net profit attributable to shareholders’ equity as a percentage of turnover.

Guarantor statements (Audited)

On 27 July 2017, Unilever N.V. and Unilever Capital Corporation (UCC) filed a US Shelf registration, which is unconditionally and fully guaranteed, jointly and severally, by Unilever N.V., Unilever PLC and Unilever United States, Inc. (UNUS) and that superseded the NV and UCC US Shelf registration filed on 30 September 2014, which was unconditionally and fully guaranteed, jointly and severally, by NV, PLC and UNUS. UCC and UNUS are each indirectly 100% owned by the Unilever parent entities (as defined below). Of the US Shelf registration, $12.35 billion of Notes were outstanding at 31 December 2019 (2018: $12.5 billion; 2017: $8.9 billion) with coupons ranging from 1.375% to 5.9%. These Notes are repayable between 5 May 2020 and 15 November 2032.

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

	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever		Unilever
	Capital		United
	Corporation	Unilever	States Inc.	Non-
Income statement	subsidiary	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2019	issuer	entities (a)	guarantor	subsidiaries	Eliminations	Group

Turnover(b)	–	–	–	51,980	–	51,980

Operating profit	–	1,148	1	7,559	–	8,708

Net finance income/(costs)	2	(89)	(492)	(18)	–	(597)

Pensions and similar obligations	–	(2)	(22)	(6)	–	(30)

Other income/(losses)	–	–	–	176	–	176

Net monetary gain arising from hyperinflationary economies	–	–	–	32	–	32

Profit before taxation	2	1,057	(513)	7,743	–	8,289

Taxation	–	(169)	–	(2,094)	–	(2,263)

Net profit before subsidiaries	2	888	(513)	5,649	–	6,026

Equity earnings of subsidiaries	–	4,737	1,193	(7,026)	1,096	–

Net profit	2	5,625	680	(1,377)	1,096	6,026

Attributable to:

Non-controlling interests	–	–	–	401	–	401

Shareholders’ equity	2	5,625	680	(1,778)	1,096	5,625

Other comprehensive income	–	(5)	13	535	–	543

Total comprehensive income	2	5,620	693	(842)	1,096	6,569

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

(b)	For the purpose of this table, amounts exclude revenue from Group companies.

Annual Report on Form 20-F 2019	173

Additional information for US listing purposes continued

	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever		Unilever
	Capital		United
	Corporation	Unilever	States Inc.	Non-
Income statement	subsidiary	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2018(b)	issuer	entities (a)	guarantor	subsidiaries	Eliminations	Group

Turnover(c)	–	–	–	50,982	–	50,982

Operating profit	–	1,987	(4)	10,656	–	12,639

Net finance income/(costs)	–	(105)	(426)	(52)	–	(583)

Pensions and similar obligations	–	(2)	(19)	(4)	–	(25)

Other income/(losses)	–	–	–	207	–	207

Premium paid on buyback of preference shares	–	(382)	–	382	–	–

Net monetary gain arising from hyperinflationary economies	–	–	–	122	–	122

Profit before taxation	–	1,498	(449)	11,311	–	12,360

Taxation	–	(199)	–	(2,373)	–	(2,572)

Net profit before subsidiaries	–	1,299	(449)	8,938	–	9,788

Equity earnings of subsidiaries	–	8,070	1,787	(20,326)	10,469	–

Net profit	–	9,369	1,338	(11,388)	10,469	9,788

Attributable to:

Non-controlling interests	–	–	–	419	–	419

Shareholders’ equity	–	9,369	1,338	(11,807)	10,469	9,369

Other comprehensive income	–	(24)	25	(1,172)	–	(1,171)

Total comprehensive income	–	9,345	1,363	(12,560)	10,469	8,617

	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever		Unilever
	Capital		United
	Corporation	Unilever	States Inc.	Non-
Income statement	subsidiary	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2017(b)	issuer	entities (a)	guarantor	subsidiaries	Eliminations	Group

Turnover(c)	–	–	–	53,715	–	53,715

Operating profit	–	999	(4)	7,962	–	8,957

Net finance income/(costs)	1	(110)	(379)	(38)	–	(526)

Pensions and similar obligations	–	(2)	(24)	(70)	–	(96)

Other income/(losses)	–	–	–	173	–	173

Premium paid on buyback of preference shares	–	–	–	(382)	–	(382)

Profit before taxation	1	887	(407)	7,645	–	8,126

Taxation	–	(165)	–	(1,505)	–	(1,670)

Net profit before subsidiaries	1	722	(407)	6,140	–	6,456

Equity earnings of subsidiaries	–	5,301	1,716	(10,298)	3,281	–

Net profit	1	6,023	1,309	(4,158)	3,281	6,456

Attributable to:

Non-controlling interests	–	–	–	433	–	433

Shareholders’ equity	1	6,023	1,309	(4,591)	3,281	6,023

Other comprehensive income	–	(75)	(156)	503	–	272

Total comprehensive income	1	5,948	1,153	(3,655)	3,281	6,728

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

(b)	Restated following adoption of IFRS 16. See note 1 and note 24 for further details.
(c)	For the purpose of these tables, amounts exclude revenue from Group companies.

174	Annual Report on Form 20-F 2019

Financial Statements

	€ million	€ million		€ million	€ million	€ million	€ million
	Unilever			Unilever
	Capital			United
	Corporation	Unilever		States Inc.	Non-
Balance sheet	subsidiary	parent		subsidiary	guarantor		Unilever
at 31 December 2019	issuer	entities	(a)	guarantor	subsidiaries	Eliminations	Group

Assets

Non-current assets

Goodwill and intangible assets	–	3,141		–	27,888	–	31,029

Deferred tax assets	–	–		–	1,336	–	1,336

Other non-current assets	–	2		1	16,008	–	16,011

Amounts due from group companies	15,335	10,602		–	–	(25,937)	–

Net assets of subsidiaries (equity accounted)	–	21,193		24,514	–	(45,707)	–

	15,335	34,938		24,515	45,232	(71,644)	48,376

Current assets

Amounts due from group companies	–	15,257		822	28,799	(44,878)	–

Trade and other current receivables	–	153		7	6,535	–	6,695

Current tax assets	–	18		–	379	–	397

Other current assets	81	–		–	9,257	–	9,338

	81	15,428		829	44,970	(44,878)	16,430

Total assets	15,416	50,366		25,344	90,202	(116,522)	64,806

Liabilities

Current liabilities

Financial liabilities	2,435	1,049		–	1,207	–	4,691

Amounts due to group companies	2,775	24,469		1,555	16,079	(44,878)	–

Trade payables and other current liabilities	89	356		16	14,307	–	14,768

Current tax liabilities	–	–		9	889	–	898

Other current liabilities	–	–		5	616	–	621

	5,299	25,874		1,585	33,098	(44,878)	20,978

Non-current liabilities

Financial liabilities	9,789	11,009		–	2,768	–	23,566

Amounts due to group companies	–	–		11,325	14,612	(25,937)	–

Pensions and post-retirement healthcare liabilities:

Funded schemes in deficit	–	2		127	1,028	–	1,157

Unfunded schemes	–	83		376	1,002	–	1,461

Other non-current liabilities	–	325		6	3,427	–	3,758

	9,789	11,419		11,834	22,837	(25,937)	29,942

Total liabilities	15,088	37,293		13,419	55,935	(70,815)	50,920

Shareholders’ equity	328	13,073		11,925	33,573	(45,707)	13,192

Non-controlling interests	–	–		–	694	–	694

Total equity	328	13,073		11,925	34,267	(45,707)	13,886

Total liabilities and equity	15,416	50,366		25,344	90,202	(116,522)	64,806

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

(b)	Restated following adoption of IFRS 16. See note 1 and note 24 for further details.

Annual Report on Form 20-F 2019	175

Additional information for US listing purposes continued

	€ million	€ million		€ million	€ million	€ million	€ million
	Unilever			Unilever
	Capital			United
	Corporation	Unilever		States Inc.	Non-
Balance sheet	subsidiary	parent		subsidiary	guarantor		Unilever
at 31 December 2018(b)	issuer	entities	(a)	guarantor	subsidiaries	Eliminations	Group

Assets

Non-current assets

Goodwill and intangible assets	–	3,058		–	26,435	–	29,493

Deferred tax assets	–	–		13	1,139	–	1,152

Other non-current assets	–	43		2	14,943	–	14,988

Amounts due from group companies	17,211	10,379		–	–	(27,590)	–

Net assets of subsidiaries (equity accounted)	–	22,125		22,427	–	(44,552)	–

	17,211	35,605		22,442	42,517	(72,142)	45,633

Current assets

Amounts due from group companies	–	11,883		5,413	33,032	(50,328)	–

Trade and other current receivables	–	156		4	6,322	–	6,482

Current tax assets	–	15		–	457	–	472

Other current assets	6	7		–	8,511	–	8,524

	6	12,061		5,417	48,322	(50,328)	15,478

Total assets	17,217	47,666		27,859	90,839	(122,470)	61,111

Liabilities

Current liabilities

Financial liabilities	2,381	35		2	1,195	–	3,613

Amounts due to group companies	4,895	25,010		3,127	17,296	(50,328)	–

Trade payables and other current liabilities	96	327		15	14,019	–	14,457

Current tax liabilities	–	–		72	1,373	–	1,445

Other current liabilities	–	2		–	633	–	635

	7,372	25,374		3,216	34,516	(50,328)	20,150

Non-current liabilities

Financial liabilities	9,525	10,787		–	2,813	–	23,125

Amounts due to group companies	–	–		13,290	14,300	(27,590)	–

Pensions and post-retirement healthcare liabilities:

Funded schemes in deficit	–	7		136	1,066	–	1,209

Unfunded schemes	–	87		388	918	–	1,393

Other non-current liabilities	–	141		1	2,975	–	3,117

	9,525	11,022		13,815	22,072	(27,590)	28,844

Total liabilities	16,897	36,396		17,031	56,588	(77,918)	48,994

Shareholders’ equity	320	11,270		10,828	33,531	(44,552)	11,397

Non-controlling interests	–	–		–	720	–	720

Total equity	320	11,270		10,828	34,251	(44,552)	12,117

Total liabilities and equity	17,217	47,666		27,859	90,839	(122,470)	61,111

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

(b)	Restated following adoption of IFRS 16. See note 1 and note 24 for further details.

176	Annual Report on Form 20-F 2019

Financial Statements

	€ million	€ million		€ million	€ million	€ million	€ million
	Unilever			Unilever
	Capital			United
	Corporation	Unilever		States Inc.	Non-
Balance sheet	subsidiary	parent		subsidiary	guarantor		Unilever
at 1 January 2018(b)	issuer	entities	(a)	guarantor	subsidiaries	Eliminations	Group

Assets

Non-current assets

Goodwill and intangible assets	–	2,143		–	26,258	–	28,401

Deferred tax assets	–	90		57	971	–	1,118

Other non-current assets	–	33		2	15,524	–	15,559

Amounts due from group companies	17,132	7,099		–	–	(24,231)	–

Net assets of subsidiaries (equity accounted)	–	35,744		21,532	–	(57,276)	–

	17,132	45,109		21,591	42,753	(81,507)	45,078

Current assets

Amounts due from group companies	–	6,119		5,318	32,445	(43,882)	–

Trade and other current receivables	–	51		3	5,165	–	5,219

Current tax assets	–	57		9	422	–	488

Other current assets	–	39		–	11,234	–	11,273

	–	6,266		5,330	49,266	(43,882)	16,980

Total assets	17,132	51,375		26,921	92,019	(125,389)	62,058

Liabilities

Current liabilities

Financial liabilities	2,420	4,690		1	1,267	–	8,378

Amounts due to group companies	6,964	25,457		24	11,437	(43,882)	–

Trade payables and other current liabilities	65	215		11	13,135	–	13,426

Current tax liabilities	–	–		–	1,088	–	1,088

Other current liabilities	–	5		–	690	–	695

	9,449	30,367		36	27,617	(43,882)	23,587

Non-current liabilities

Financial liabilities	7,377	7,594		–	3,068	–	18,039

Amounts due to group companies	–	–		14,517	9,714	(24,231)	–

Pensions and post-retirement healthcare liabilities:

Funded schemes in deficit	–	8		103	1,114	–	1,225

Unfunded schemes	–	93		439	977	–	1,509

Other non-current liabilities	–	5		1	3,494	–	3,500

	7,377	7,700		15,060	18,367	(24,231)	24,273

Total liabilities	16,826	38,067		15,096	45,984	(68,113)	47,860

Shareholders’ equity	306	13,308		11,825	45,277	(57,276)	13,440

Non-controlling interests	–	–		–	758	–	758

Total equity	306	13,308		11,825	46,035	(57,276)	14,198

Total liabilities and equity	17,132	51,375		26,921	92,019	(125,389)	62,058

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

(b)	Restated following adoption of IFRS 16. See note 1 and note 24 for further details.

Annual Report on Form 20-F 2019	177

Additional information for US listing purposes continued

	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever		Unilever
	Capital		United
	Corporation	Unilever	States Inc.	Non-
Cash flow statement	subsidiary	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2019	issuer	entities (a)	guarantor	subsidiaries	Eliminations	Group

Net cash flow from/(used in) operating activities	1	1,127	(21)	7,002	–	8,109

Net cash flow from/(used in) investing activities	2,681	(1,887)	4,378	(4,720)	(2,689)	(2,237)

Net cash flow from/(used in) financing activities	(2,613)	768	(4,357)	(1,154)	2,689	(4,667)

Net increase/(decrease) in cash and cash equivalents	69	8	–	1,128	–	1,205

Cash and cash equivalents at beginning of year	6	7	(1)	3,078	–	3,090

Effect of foreign exchange rates	5	(15)	–	(169)	–	(179)

Cash and cash equivalents at end of year	80	–	(1)	4,037	–	4,116

	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever		Unilever
	Capital		United
	Corporation	Unilever	States Inc.	Non-
Cash flow statement	subsidiary	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2018(b)	issuer	entities (a)	guarantor	subsidiaries	Eliminations	Group

Net cash flow from/(used in) operating activities	–	952	(6)	6,372	–	7,318

Net cash flow from/(used in) investing activities	1,088	1,196	(63)	4,619	(2,196)	4,644

Net cash flow from/(used in) financing activities	(1,097)	(2,190)	69	(11,091)	2,196	(12,113)

Net increase/(decrease) in cash and cash equivalents	(9)	(42)	–	(100)	–	(151)

Cash and cash equivalents at beginning of year	–	23	(1)	3,147	–	3,169

Effect of foreign exchange rates	15	26	–	31	–	72

Cash and cash equivalents at end of year	6	7	(1)	3,078	–	3,090

	€ million	€ million	€ million	€ million	€ million	€ million
	Unilever		Unilever
	Capital		United
	Corporation	Unilever	States Inc.	Non-
Cash flow statement	subsidiary	parent	subsidiary	guarantor		Unilever
for the year ended 31 December 2017(b)	issuer	entities (a)	guarantor	subsidiaries	Eliminations	Group

Net cash flow from/(used in) operating activities	–	948	(40)	6,971	–	7,879

Net cash flow from/(used in) investing activities	(3,884)	(7,123)	(1,062)	5,136	1,054	(5,879)

Net cash flow from/(used in) financing activities	3,873	6,254	1,103	(12,196)	(1,054)	(2,020)

Net increase/(decrease) in cash and cash equivalents	(11)	79	1	(89)	–	(20)

Cash and cash equivalents at beginning of year	–	5	(2)	3,195	–	3,198

Effect of foreign exchange rates	11	(61)	–	41	–	(9)

Cash and cash equivalents at end of year	–	23	(1)	3,147	–	3,169

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

(b)	Restated following adoption of IFRS 16. See note 1 and note 24 for further details.

178	Annual Report on Form 20-F 2019

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

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; the effect of climate change on Unilever’s business; Unilever’s ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters.

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

Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Unilever Annual Report and Accounts 2019.

This document is not prepared in accordance with US GAAP and should not therefore be relied upon by readers as such.

In addition, a printed copy of the Annual Report on Form 20-F 2019 is available, free of charge, upon request to Unilever, Investor Relations Department, 100 Victoria Embankment, London EC4Y 0DY, United Kingdom.

This document comprises regulated information within the meaning of Sections 1:1 and 5:25c of the Act on Financial Supervision (‘Wet op het financieel toezicht (Wft)’) in the Netherlands.

The brand names shown in this report are trademarks owned by or licensed to companies within the Group.

References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, the Annual Report on Form 20-F 2019.

Designed and produced by Unilever Communications.

Printed at Pureprint Group, ISO 14001. FSC® certified and CarbonNeutral®.

This document is printed on Revive 100% Recycled Silk. These papers have been exclusively supplied by Denmaur Independent Papers which has offset the carbon produced by the production and delivery of them to the printer.

These papers are 100% recycled and manufactured using de-inked post-consumer waste. All the pulp is bleached using an elemental chlorine free process (ECF). Printed in the UK by Pureprint using its pureprint® environmental printing technology. Vegetable inks were used throughout. Pureprint is a CarbonNeutral® company. Both the manufacturing mill and the printer are registered to the Environmental Management System ISO 14001 and are Forest Stewardship Council® (FSC®) chain-of-custody certified.

If you have finished with this document and no longer wish to retain it, please pass it on to other interested readers or dispose of it in your recycled paper waste. Thank you.

For further information about

Unilever please visit our website:

www.unilever.com

Unilever N.V.	Unilever PLC
Head Office and Registered Office	Head Office
Weena 455, PO Box 760	100 Victoria Embankment
3000 DK Rotterdam	London EC4Y 0DY
The Netherlands	United Kingdom
T +31 (0)10 217 4000	T +44 (0)20 7822 5252

Commercial Register	Registered Office
Number: 24051830	Unilever PLC
Port Sunlight
Wirral
Merseyside CH62 4ZD
United Kingdom

Registered in England and Wales
Company Number: 41424

UNILEVER PLC — 20-F EXHIBIT LIST

Exhibit Number	Description of Exhibit

1.1	Articles of Association of Unilever PLC 1

2.1	Trust Deed dated as of July 22, 1994, among Unilever N.V., Unilever PLC, Unilever Capital Corporation, Unilever United States, Inc. and The Law Debenture Trust Corporation p.l.c., relating to Guaranteed Debt Securities 2

2.2	Twenty-first Supplemental Trust Deed as of April 22, 2016, incorporating the Trust Deed as of July 22, 1994, as Amended and Restated on April 22, 2016 3

2.3	Amended and Restated Indenture as of September 22, 2014, among Unilever Capital Corporation, Unilever N,V. Unilever PLC, Unilever United States, Inc. and The Bank of New York Mellon, as Trustee, relating to Guaranteed Debt Securities 4

2.4	Second Amended and Restated Deposit Agreement dated as of July 1, 2014 by and among Unilever PLC and Deutsche Bank Trust Company Americas, as Depositary, and the Holders and Beneficial Owners of American Depositary Shares issued thereunder 5

2.5	Description of Securities Registered Under Section 12 of the Exchange Act

4.1(a)	Equalisation Agreement between Unilever N.V. and Unilever PLC 6

4.1(b)	Deed of Mutual Covenants 7

4.1(c)	Agreement for Mutual Guarantees of Borrowing 8

4.2	Service Contracts of the Executive Directors of Unilever PLC

4.3	Letters regarding compensation of Executive Directors of Unilever PLC

4.4	Unilever North America 2002 Omnibus Equity Compensation Plan as Amended and Restated as of November 1, 2012 9

4.5	The Unilever PLC International 1997 Executive Share Option Scheme 10

4.6	The Unilever Long Term Incentive Plan 11

4.7	Global Share Incentive Plan 2007 12

4.8	The Management Co-Investment Plan 13

4.9	Unilever Share Plan 2017 14

8.1	List of Subsidiaries 15

12.1	Certifications of the Chief Executive Officer and Financial Director/Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certifications of the Chief Executive Officer and Financial Director/Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of KPMG LLP and KPMG Accountants N.V.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Linkbase Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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

1	Incorporated by reference to Exhibit 1.1 of Form 20-F (File No: 001-04546) filed with the SEC on March 08, 2013.

2	Incorporated by reference to Exhibit 2.2 of Form 20-F (File No: 001-04546) filed with the SEC on March 28, 2002.

3	Incorporated by reference to Exhibit 2.2 on Form 20 -F (File no 001-04546) filed with the SEC on 28 February 2017

4	Incorporated by reference to Exhibit 2.3 of Form 20-F (File No: 333-196985) filed with the SEC on March 6, 2015.

5	Incorporated by reference to Exhibit 99(A) of Form F-6 (File No: 001-04546) filed with the SEC on June 24, 2014.

6	Incorporated by reference to Exhibit 4.1 of Form 20-F (File No: 001-04546) filed with the SEC on March 5, 2010.

7	Incorporated by reference to Exhibit 4.1(b) of Form 20-F (File No: 001-04546) filed with the SEC on March 6, 2015.

8	Incorporated by reference to Exhibit 4.1(c) of Form 20-F (File No: 001-04546) filed with the SEC on March 6, 2015.

9	Incorporated by reference to Exhibit 99.1 of Form S-8 (File No: 333-185299) filed with the SEC on December 6, 2012.

10	Incorporated by reference to Exhibit 4.5 of Form 20-F (File No: 001-04546) filed with the SEC on March 28, 2002.

11	Incorporated by reference to Exhibit 4.7 of Form 20-F (File No: 001-04546) filed with the SEC on March 28, 2002.

12	Incorporated by reference to Exhibit 4.7 of Form 20-F (File No: 001-04546) filed with the SEC on March 26, 2008.

13	Incorporated by reference to Exhibit 4.8 of Form 20-F (File No: 001-04546) filed with the SEC on March 4, 2011.

14	Incorporated by reference to Exhibit 4.9 of Form 20-F (File No: 001-04546) filed with the SEC on February 28, 2018.

15	The required information is set forth on pages 153 to 160 of the Annual Report on Form 20-F 2019.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

Unilever PLC.

(Registrant)

/s/ R.Sotamaa
R. SOTAMAA,
Chief Legal Officer and Group Secretary

Date: 9 March 2020