Form 20-F
period 2020-12-31
UNILEVER PLC
filed 2021-03-10
CIK 217410

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark one)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2020

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

(Name, Telephone Number, E-mail and/or Facsimile number and Address of Company Contact Person)

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

2.75% Notes due 2021

3.0% Notes due 2022

2.2% Notes due 2022

0.375% Notes due 2023

3.125% Notes due 2023

3.25% Notes due 2024

2.6% Notes due 2024

3.1% Notes due 2025

3.375% Notes due 2025

2.0% Notes due 2026

2.9% Notes due 2027

3.5% Notes due 2028

2.125% Notes due 2029

1.375% Notes due 2030

5.9% Notes due 2032

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The total number of outstanding shares of the issuer’s capital stock at the close of the period covered by the annual report was: 2,629,243,772 ordinary shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:

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

Yes ☒         No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; the effect of climate change on Unilever’s business; Unilever’s ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current Covid-19 pandemic.

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

Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2020 and the Unilever Annual Report and Accounts 2020.

In this report

Strategic Report

How our Compass strategy is delivering value for our stakeholders

Introduction		Our strategy
2	At a glance	8	Our strategy
4	Chairman’s introduction	12	Our business model
6	Chief Executive Officer’s Q&A

Our stakeholders		Performance review
14	Stakeholder review	34	Our performance
16	Our people	36	Financial review
20	Consumers	44	Our risks
24	Customers	51	Sustainability deep-dives: climate change and plastic
26	Suppliers & business partners
28	Planet & society	60	Non-financial information statement
32	Shareholders

Governance Report

How we’re running a responsible

and effective business

61	Corporate Governance
70	Report of the Audit Committee
72	Report of the Corporate Responsibility Committee
74	Report of the Nominating and Corporate Governance Committee
76	Directors’ Remuneration Report

Financial Statements

Our full financial results and

notes for the year

104	Statement of Directors’ responsibilities
105	Report of Independent Registered Public Accounting Firm
112	Consolidated financial statements
116	Notes to the consolidated financial statements
184	Group Companies
191	Shareholder information
192	Index
193	Additional Information for US Listing Purposes

Online

You can find more information about Unilever online at

 www.unilever.com

For further information on our sustainability performance

 www.unilever.com/planet-and-society

The Unilever Annual Report on Form 20-F 2020 along with other relevant documents can be downloaded at

 www.unilever.com/investor-relations/annual-report-and-accounts

Unilever Annual Report on Form 20-F 2020

This document is made up of the Strategic Report, the Governance Report, the Financial Statements and Notes, and Additional Information for US Listing Purposes.

The Unilever Group consists of Unilever PLC (PLC) together with the companies it controls. The terms ‘Unilever’, the ‘Group’, ‘we’, ‘our’ and ‘us’ refer to the Unilever Group.

Our Strategic Report, pages 1 to 60, contains information about us, how we create value and how we run our business. It includes our strategy, business model and key performance indicators, as well as our approach to sustainability and risk. The Strategic Report is only part of the Annual Report and Accounts 2020. The Strategic Report has been approved by the Board and signed on their behalf by Ritva Sotamaa – Group Secretary.

Our Governance Report, pages 61 to 103, contains detailed corporate governance information, our Committee reports and how we remunerate our Directors.

Our Financial Statements and Notes are on pages 104 to 183.

Pages 1 to 192 constitute the Unilever Annual Report and Accounts 2020, which we may also refer to as ‘this Annual Report and Accounts’ throughout this document.

The Directors’ Report of PLC on pages 61 to 75, 104 (Statement of Directors’ responsibilities), 134 (Dividends on ordinary capital), 149 to 155 (Treasury Risk Management), 176 (Post balance sheet events) and 190 (Branch disclosure) has been approved by the PLC Board and signed on its behalf by Ritva Sotamaa – Group Secretary.

Pages 193 to 203 are included as Additional Information for US Listing Purposes.

The events of 2020 have tested the world in ways few anticipated. They also tested the resilience of our business – our people, our operations, our financial strength. While this has not been an easy year, it’s made us a stronger business, better prepared for a fast-changing world.

We believe that the world needs businesses like Unilever more than ever. We have responded with speed and agility to protect lives and livelihoods, while growing our business. Driving a progressive agenda on issues like climate, social inequality and the future of work. And serving consumers through our purposeful brands, which are more relevant than ever.

Above all, this year has strengthened our commitment to being the global leader in sustainable business, and to showing that our purpose-led, future-fit business model delivers superior performance.

2	Unilever Annual Report on Form 20-F 2020

At a glance

As one of the world’s largest consumer goods companies, we’re driven by our purpose to make sustainable living commonplace.

A truly global business	Strong brands with purpose

Our brands are available in over 190 countries	Our 400+ brands help people feel good, look good and get more out of life

Our financial highlights

Turnover	Underlying sales	Dividends paid
growth(c)

€51bn	1.9%	€4.3bn

2019: €52bn	2019: 2.9%	2019: €4.2bn
2018: €51bn	2018: 3.2%	2018: €4.1bn

Underlying operating	Operating margin	Free cash flow(c)
margin(c)

18.5%	16.4%	€7.7bn

2019: 19.1%	2019: 16.8%	2019: €6.1bn
2018: 18.6%	2018: 24.8%	2018: €5.4bn

(a)	Based on a detailed study carried out in 2016.
(b)	Based on market penetration and consumer interactions (Kantar Brand Footprint report).
(c)

Free cash flow, underlying operating margin and underlying sales growth are non-GAAP measures. For further information about these measures, and the reasons why we believe they are important for an understanding of the performance of the business, please refer to our commentary on non-GAAP measures on page 39.

Unilever Annual Report on Form 20-F 2020	3

Powered by our people	Using our scale for good

Our purposeful and inclusive culture	We have an ambitious sustainability agenda
attracts the best talent in our markets	which is delivering significant impact

Read more about our people	Read more about the planet &
on pages 16 to 19	society on pages 28 to 31

Our three Divisions		Read more about our Divisions on pages 20 to 23

Beauty & Personal Care	Foods & Refreshment	Home Care

What we stand for:	What we stand for:	What we stand for:
To be the most people- and planet-	To be a world-class force	Making people’s homes a better
positive beauty business in the world.	for good in food.	world, and our world a better home.

Our largest categories:	Our largest categories:	Our largest categories:
Deodorants, Hair care, Skin care,	Ice cream, Savoury,	Fabric solutions,
Skin cleansing	Dressings, Tea	Home and hygiene

A selection of our brands:	A selection of our brands:	A selection of our brands:
Axe, Clear, Dove, Lifebuoy, Lux,	Ben & Jerry’s, Breyers, Brooke Bond,	Cif, Dirt is Good (Omo, Persil),
Pond’s, Rexona, Signal, Suave,	Heart (Wall’s), Hellmann’s, Knorr,	Domestos, Seventh Generation,
Sunsilk, TRESemmé, Vaseline	Lipton, Magnum, The Vegetarian	Sunlight
Butcher, Unilever Food Solutions

€21.1bn turnover	€19.1bn turnover	€10.5bn turnover
41% of total turnover	38% of total turnover	21% of total turnover
52% of total operating profit	33% of total operating profit	15% of total operating profit

(d)	Based on a total management population of 15,161 Unilever employees.

4	Unilever Annual Report on Form 20-F 2020

Chairman’s introduction

Nils Andersen reflects on a challenging year and the

key actions taken to ensure Unilever remains resilient.

Covid-19 cast a dark shadow over the whole of 2020 and on behalf of the Board let me start by saying that our thoughts go out to all those who have suffered from the effects of this terrible pandemic. Equally, we remain deeply thankful to all those front-line workers – including in our own business – who have worked tirelessly to help keep others safe and our economies moving forward. Despite the inevitable and widespread disruption to Unilever’s own business, the Group responded with commendable resilience and ingenuity, delivering a good set of results in very challenging circumstances. Importantly, we also took the opportunity last year to progress our strategic change agenda with shareholders overwhelmingly supporting proposals to simplify Unilever’s dual-headed legal structure.

Our performance

Given the need to manage the business dynamically in the wake of the far-reaching effects of the coronavirus pandemic, the Group took the prudent decision early in the year to focus on volume-led competitive growth, and the delivery of underlying operating profit and free cash flow, as the best means of maximising value. The results confirm that those objectives were met, with an improvement in underlying operating profit when excluding currency impact, and strong free cash flow. Responding quickly and decisively to events – combined with a sharper focus on operational basics – contributed significantly to the step-up in competitiveness, with over 60% of the business now winning market share.

Unification

On 29 November 2020, Unilever completed the Unification of its Group legal structure under a single parent company, Unilever PLC. For the first time in its history, Unilever PLC provides an equal voting basis per share for all shareholders and now trades with one market capitalisation, one class of shares and one global pool of liquidity, whilst also maintaining the Group’s listings on the Amsterdam, London and New York stock exchanges.

This was an important step for Unilever with shareholders of both parent companies, Unilever PLC and Unilever NV, voting over 99% in favour of Unification. We would like to thank our shareholders for their strong support for our proposals. There will be no changes to the operations, locations, activities or staffing levels in either the Netherlands or the United Kingdom as a result of Unification, but the changes will provide greater flexibility for strategic portfolio change and further strengthen governance. The headquarters of Unilever’s Foods & Refreshment Division continues to be based in Rotterdam and the Home Care and Beauty & Personal Care Divisions continue to be headquartered in the United Kingdom.

Remuneration

During the second half of 2020, we consulted on our proposed new Directors’ Remuneration Policy which we propose to change at the Annual General Meeting in 2021 when our current policy comes to the end of its three year term.

Subject to shareholder approval, the key change we are proposing to our Remuneration Policy is to replace the current Management Co-Investment Plan (MCIP) with a new Performance Share Plan (PSP) entirely delinked from the annual bonus. The new Policy defers half of the Executive Director’s annual bonus in shares for three years while the PSP continues to require our Executive Directors to hold their long term share awards for a minimum of five years before they can be sold.

By enhancing the impact, traction and resilience of Unilever’s incentives, the new Policy can help drive sustainable long-term growth and enable the Compensation Committee to set stretching but achievable performance targets over realistic timeframes. Further information on our proposals can be found in the Directors’ Remuneration Report on pages 76 to 103.

Corporate Governance

In December 2020, Unilever announced an intention to put its climate transition action plan before shareholders and seek an advisory vote on the company’s ambitious emissions reduction targets and the plans to achieve them. The plan will set out the company’s climate strategy to reduce emissions, both within its own operations and through the value chain. It will also explain how the company is managing risks and meeting consumer needs and concerns connected with climate change. It is the first time a major global company has voluntarily committed to put its climate transition action plan before a shareholder vote and we hope this increased level of transparency and accountability will strengthen the dialogue with our shareholders and encourage other companies to follow suit.

A continuing focus for the Board during the year was our engagement with Unilever’s workforce. Virtual meetings were set up separately with employees, or alongside one of our virtual Board meetings. These engagement sessions enable the Non-Executive Directors to meet employees at all levels of the organisation to discuss how they feel about issues important to them through open discussion. The Covid-19 pandemic obviously dominated the way our employees worked in 2020, and our Non-Executive Directors engaged on a number of related topics, bringing their reflections back into our Board discussions. Further information on our engagement with Unilever’s employees can be found on page 63. The Board also undertook a number of virtual visits to Unilever markets during the year, gaining valuable insights on these businesses and their contribution to Unilever’s overall performance and strategy.

Unilever Annual Report on Form 20-F 2020	5

Vittorio Colao stepped down from the Board on 18 February 2021 following his appointment as Italy’s Minister for Technological Innovation and Digital Transition. Vittorio brought a high degree of knowledge and insight to us in over five years on our Board and chaired our Compensation Committee. I am pleased to confirm that Andrea Jung, already a member of the Compensation Committee, has taken over the role of Chair of that Committee.

Evaluation

Our Board evaluation in 2019 was externally facilitated and the results were discussed at the January 2020 Board meeting. I decided that for the 2020 Board evaluation process we would conduct an internal exercise, the results of which were discussed at the November 2020 Board meeting. The Board continues to perform effectively with competent and engaged members, and in its evaluation discussions the Board agreed, in particular, to focus in 2021 on Unilever’s:

◾	growth strategy
◾	digitisation
◾	channel strategy
◾	leadership talent and succession

Further detail on the evaluation process this year, together with the Board’s remit, operations and the topics the Board regularly discusses and debates can be found in the Governance section on page 62.

Looking ahead

Even though trading conditions will remain tough and we will be living with the effects of Covid-19 for some time to come, the Group has already shown it has the ability to withstand shocks and to emerge stronger. With its powerful category and brand portfolio, enviable position in the growth markets of the future, and recognised leadership in sustainable business, Unilever has some enduring and unrivalled strengths. Combined with its strong leadership team and outstanding workforce, I am confident that the Group is well-placed to go on delivering competitive returns while meeting the needs of its multiple – and highly valued – stakeholders.

Finally, on behalf of the Board, let me express our profound appreciation to the 149,000 hardworking women and men of Unilever – and the many more the company partners with – for their impressive efforts and commitment during a most difficult and challenging year.

6	Unilever Annual Report on Form 20-F 2020

Chief Executive Officer’s Q&A

Alan Jope answers questions on our performance,

the impact of the pandemic and the Unilever Compass.

How has the Covid-19 pandemic impacted Unilever?

The first and most painful thing to say is that the pandemic has resulted in the loss of a number of Unilever colleagues across the world. Our thoughts go out to their families and friends, and indeed to all those whose lives have been impacted so tragically by this pernicious disease.

The effect of the pandemic on Unilever’s business has been significant. Widespread national lockdowns saw large parts of the portfolio – including our €1.7 billion food service business – hit by sudden and very dramatic falls in sales, in some cases by as much as 70%. The ‘stay at home’ message also led to declines across parts of our largest Division, Beauty & Personal Care, including in deodorants and hair care. In other areas, like home and hygiene and skin cleansing, there were surges in demand as consumers sought out products capable of helping in the fight against Covid-19. The in-home part of our Foods & Refreshment business also experienced an uplift in sales as people rediscovered the joys of home cooking. Across the year, we saw similarly unprecedented swings in consumer demand across geographical markets, as well as in the use of channels.

Responding to these sudden and dramatic fluctuations in demand in the midst of a global pandemic has required a herculean effort on the part of our teams, and especially from our supply chain and field sales colleagues, who kept our products reaching the shelves while having to observe strict safety protocols. I want to record my appreciation – and my admiration – for all they did in 2020 to keep our business moving forward.

While the effect of the pandemic on Unilever’s business has been slightly lower overall growth than we would otherwise have expected, I do believe we can look back on 2020 with pride, given the extent to which we limited the impact.

Are there any trends – or changes in consumer behaviour – that you expect to endure once normality resumes?

There is much talk of a ‘new normal’ but in reality what I expect to see is more of an acceleration – and a cementing – of changes that were already underway. The move to online sales, for example, is only going to increase further as a result of the experience we have been through. That applies both to the so-called pure-play eCommerce providers but also, very importantly, where physical and digital channels combine (omnichannel), which is growing rapidly. The 61% increase in our own online sales last year is a powerful reflection of this trend.

I also expect the heightened awareness around home and personal hygiene – and handwashing in particular – to be a lasting phenomenon. And while we are all desperate for lockdowns to end, our homes – and the pride we take in them – have become an even more central feature of our lives, and I believe that will continue. These are trends Unilever is well placed to help serve.

Our own research and consumer surveys suggest there has been a marked increase in conscious consumption during the pandemic, with people increasingly reaching for brands they know and trust, ones they believe will contribute more broadly and purposefully to our lives and the issues we face, including environmental challenges like climate change and plastic pollution. I very much hope – and expect – to see this trend deepen further in the years ahead.

Working practices are also sure to change in the wake of the pandemic. Here I would expect to see an even more rapid escalation of trends already underway, and in particular a fast-forwarding to more flexible, agile and people-centred approaches to work. However, even though the traditional 9 to 5, five days a week model looks increasingly outmoded, reports of the demise of office-based working are exaggerated in my view. A strong culture is the glue that binds any organisation together and that requires its fair share of physical interaction in order to learn, collaborate, swap ideas and stay attuned to the welfare and well-being of others.

As you look back, how do you reflect on Unilever’s business performance in 2020?

It was a good performance overall, achieved in some of the most volatile and unpredictable conditions imaginable. The performance reaffirmed the strength of our brands and the resilience of our portfolio, as well as revealing a far higher ability to respond with speed and agility, something I called out last year as an area for improvement.

In any crisis it is important to move quickly to reset objectives in line with changing market realities. We refocused the business on competitive growth, and on delivering underlying operating profit and free cash flow. I am pleased to say that we delivered on all three. In terms of competitiveness, more than 50% of our business won value market share last year; and the most recent readings show that figure is now even higher at over 60%. There was an improvement in underlying operating profit when excluding currency impact, and we delivered record free cash flow of €7.7 billion in the most volatile conditions.

Our underlying sales growth for the year was 1.9%, which represents a good performance in such volatile and precarious conditions. On the bottom line, underlying operating margin was down 60bps to 18.5%, although this was largely a factor of Covid-related costs and adverse product sales mix.

What were the highlights of 2020 for you?

The resolve, dedication and ingenuity of our people in the face of unprecedented challenges – combined with their willingness to pull together in a spirit of One Unilever – was undoubtedly a highlight of the year. It made me even prouder to lead the wonderful people of this great company. I can only thank them for what they have achieved over the last year for Unilever and for its many stakeholders.

Unilever Annual Report on Form 20-F 2020	7

Thanks to their contribution, we have not only steered Unilever successfully through the first phase of a pandemic, but we have done so while simultaneously strengthening the company’s portfolio and – with it – our ability to compete longer term. The successful completion of the Horlicks acquisition, for example, along with other acquisitions last year – including Liquid I.V. and SmartyPants Vitamins – further boost our presence in the fast-growing and strategically attractive segment of functional nutrition and wellbeing.

At the same time, we were able to give the company greater strategic flexibility to engage in even more transformative portfolio moves – should it ever wish – by successfully completing the Unification of the Group’s legal structure under a single parent company, Unilever PLC. This complex undertaking has been a long-held and much debated ambition. To see it come to fruition on the strength of the overwhelming endorsement of shareholders was certainly a highlight of 2020.

How will the new Compass strategy strengthen Unilever?

At the heart of the Unilever Compass is a belief that sustainable and purposeful business drives superior long-term performance. That message is more relevant – and more resonant – today than ever before. While Covid-19 has concentrated minds and efforts on the immediate global health crisis, it has also reminded us of the fragility of the world we all share with other big global challenges, like climate change and inequality, becoming even more pressing.

By making solutions to these challenges the focus of our attention – and the essence of our brand propositions – we connect even more directly with the billions of people around the world we serve. They want to see companies and brands step-up and actively engage in addressing today’s most urgent and deep-seated social and environmental challenges, not just pay them lip service.

The power and relevance of the Unilever Compass was captured vividly last year in the launch of some major initiatives. Clean Future, for example, commits us to replace all of the fossil fuel-derived carbon in our cleaning and laundry products with renewable or recycled carbon by 2030. And with Future Foods, we have set an ambition to transform the global food system, reduce food waste and accelerate the move to plant-based meat and dairy alternatives. These industry-leading initiatives respond directly to the wishes of consumers. They also build on earlier, equally ambitious, commitments around Climate and Nature and on reducing plastics, both of which are covered in more detail in other parts of this report (see pages 28 to 29).

More recently, we have given expression to the social dimension of the Unilever Compass by setting out how we plan to use our scale and influence to build a more equitable and inclusive society. This includes ensuring we pay a living wage to everyone in our value chain by 2030 and preparing our people for the future of work through skills and flexible employment options.

What are your priorities for 2021?

Despite encouraging developments on treatments and vaccines, the Covid-19 pandemic is far from over. Our overriding priority remains, therefore, to protect lives and livelihoods. We will do that by focussing on the safety and well-being of our own people – and the many we work with in the value chain – while also continuing to play a prominent role in the wider relief effort, including in the roll-out of global handwashing campaigns.

The economic toll from the pandemic will be deep and long-lasting. We need to be prepared. We will continue therefore in 2021 to focus on competitive growth. This will be a key part of our overall 4G approach of delivering consistent, profitable, competitive and responsible growth. All four are needed to create value.

A further priority is to ensure we retain the speed and agility of response which characterised our performance in 2020. We have a wonderful portfolio of on-trend, purpose-led brands, many of which are directly helping people through the trials of the pandemic and prolonged periods of lockdown. Taking those brands to more places, more people and more quickly is a key part of our plans for 2021.

Finally, in keeping with our vision and belief that responsible and sustainable business drives superior performance, we will continue to prioritise our multi-stakeholder business model, sure in the knowledge that the best way to deliver steady, compounded value creation for shareholders is to serve the needs and interests of all of Unilever’s many stakeholders.

8	Unilever Annual Report on Form 20-F 2020

Our strategy

A belief that sustainable business drives superior

performance lies at the heart of the Unilever Compass.

Our vision is to be the global leader in sustainable business. We will demonstrate how our purpose-led, future-fit business model drives superior performance, consistently delivering financial results in the top third of our industry.

Our strategic choices and actions will help us fulfil our purpose and vision

Develop our portfolio into high growth spaces

Hygiene	Skin care	Prestige beauty	Functional nutrition	Plant-based foods

Win with our brands as a force for good, powered by purpose and innovation

Improve the health of the planet	Improve people’s health, confidence and wellbeing	Contribute to a fairer, more socially inclusive world	Win with differentiated science and technology

Accelerate in USA, India, China and key growth markets

Build further scale in USA, India and China	Leverage emerging market strength

Lead in the channels of the future

Accelerate pure-play and omnichannel eCommerce	Develop eB2B business platforms	Drive category leadership through shopper insight

Build a purpose-led, future-fit organisation and growth culture

Unlock capacity through agility and digital transformation	Be a beacon for diversity, inclusion and values-based leadership	Build capability through lifelong learning

Operational Excellence through the 5 Growth Fundamentals

1	2	3	4	5
Purposeful	Improved	Impactful	Design	Fuel
brands	penetration	innovation	for channel	for growth

Unilever Annual Report on Form 20-F 2020	9

Our growth creates value through a **multi-stakeholder model**

Our people
See pages 16 to 19

Consumers
See pages 20 to 23

Customers
See pages 24 to 25

Suppliers & business partners
See pages 26 to 27

Planet & society
See pages 28 to 31

Shareholders
See pages 32 to 33

Our **Multi-year Financial Framework**

Competitive growth	Profit growth	Cash generation	Top 1/3 TSR

10	Unilever Annual Report on Form 20-F 2020

Our strategy continued

Our Compass sustainability commitments

will help us deliver our purpose and vision.

Improve the health of the planet

Climate action

- Net zero emissions from all our products from sourcing to point of sale by 2039
- Halve greenhouse gas impact of our products across the lifecycle by 2030
- Zero emissions in our operations by 2030
- Replace fossil-fuel derived carbon with renewable or recycled carbon in all our cleaning and laundry product formulations by 2030
- Communicate a carbon footprint for every product we sell

Protect and regenerate nature

- Deforestation-free supply chain in palm oil, paper & board, tea, soy and cocoa by 2023
- Help protect and regenerate 1.5 million hectares of land, forests and oceans by 2030
- 100% sustainable sourcing of our key agricultural crops
- Empower farmers and smallholders to protect and regenerate farm environments
- Implement water stewardship programmes in 100 locations in water-stressed areas by 2030
- 100% of our ingredients will be biodegradable by 2030

Supported by our **€1 billion Climate & Nature Fund**

Waste-free world

- 50% virgin plastic reduction by 2025, including an absolute reduction of 100,000 tonnes
- 25% recycled plastic by 2025
- Collect and process more plastic than we sell by 2025
- 100% reusable, recyclable or compostable plastic packaging by 2025
- Halve food waste in our operations by 2025
- Maintain zero waste to landfill in our factories

Improve people's health,

Positive nutrition

- €1 billion annual sales from plant-based meat and dairy alternatives by 2025-2027
- Double the number of products sold that deliver positive nutrition by 2025
- 70% of our portfolio to meet WHO-aligned nutritional standards by 2022
- 95% of packaged ice cream to contain no more than 22g total sugar per serving by 2025
- 95% of packaged ice cream to contain no more than 250 kcal per serving by 2025
- 85% of our Foods portfolio to help consumers reduce their salt intake to no more than 5g per day by 2022

Respect human rights

Respect and promote human rights and the effective implementation of the UN Guiding Principles, and ensure compliance with our Responsible Sourcing Policy

Our responsible business fundamentals

- Business integrity
- Safety at work
- Employee wellbeing
- Product safety and quality
- Responsible innovation

Unilever Annual Report on Form 20-F 2020	11

See pages 17 to 31 for more on our sustainability commitments confidence and wellbeing

Health and wellbeing

Take action through our brands to improve health and wellbeing and advance equity and inclusion, reaching 1 billion people per year by 2030. We will focus on:

- Gender equity
- Race and ethnicity equity
- Body confidence and self-esteem
- Mental wellbeing
- Hand hygiene
- Sanitation
- Oral health
- Skin health and healing

Dove
Lifebuoy

Contribute to a fairer, more socially inclusive world

Equity, diversity and inclusion

Achieve an equitable and inclusive culture by eliminating any bias and discrimination in our practices and policies

Accelerate diverse representation at all levels of leadership

5% of our workforce to be made up of people with disabilities by 2025

Spend €2 billion annually with diverse businesses worldwide by 2025

Increase representation of diverse groups in our advertising

Raise living standards

Help 5 million small and medium-sized enterprises grow their business by 2025

Future of work

Help equip 10 million young people with essential skills by 2030

Pioneer new models to provide our employees with flexible employment options by 2030

Reskill or upskill our employees with future-fit skills by 2025

- Responsible advertising and marketing
- Safeguarding data
- Engaging with stakeholders
- Responsible taxpayer
- Committed to transparency

12	Unilever Annual Report on Form 20-F 2020

Our business model

We work to create sustained value for our

stakeholders through an adaptable and

resilient business model.

Unilever Annual Report on Form 20-F 2020	13

14	Unilever Annual Report on Form 20-F 2020

Stakeholder review

The Unilever Compass and our business model are designed to

create value for our stakeholders. Understanding their changing needs helps us to make informed strategic decisions.

Our multi-stakeholder model in action

We’ve identified six stakeholder groups critical to our future success: our people, consumers, customers, suppliers & business partners, planet & society, and shareholders. The stakeholder reviews on pages 14 to 33 explain how we’ve worked to create value for each of our stakeholders in 2020, as well as how our business benefits from these vital relationships.

The Governance of Unilever sets out the roles and responsibilities of the Board and, with the exception of specified Board responsibilities, delegates the running of Unilever to the CEO. The CFO also has certain powers in relation to financial matters set out within the Governance of Unilever. The CEO heads the Unilever Leadership Executive (ULE) which comprises the CFO, the Group Secretary and the most senior management of Unilever as set out on pages 66 to 67. The Board provides guidance and advice to the CEO and the ULE on multiple issues throughout the year. The table below highlights key Board considerations and outcomes and also where relevant the key considerations and outcomes of the ULE in line with their duties and the Board Rules outlined in the Governance of Unilever.

 Section 172

Under Section 172 of the UK Companies Act 2006 (‘Section 172’) directors must act in the way that they consider, in good faith, would be most likely to promote the success of their company. In doing so, our Directors must have regard to stakeholders and the other matters set out in Section 172. Pages 14 and 15 comprise our Section 172 statement, which describes how the Directors have had regard to these matters when performing their duty. In light of our purpose to make sustainable living commonplace and the Unilever Compass strategy to drive superior performance as set out on pages 8 to 9, our Directors take steps to understand the needs and priorities of each stakeholder group and do so via a number of mediums, including by direct engagement or via their delegated committees and forums. The relevance of each stakeholder may change depending on the matter at hand. In line with the UK Companies Act 2006, below we provide a high-level summary of the concerns of our stakeholders and how our Directors and ULE engaged with them and had regard to their interests when setting Unilever’s strategy and taking decisions concerning the business.

Stakeholder	Interests and concerns in 2020	How we engaged in 2020	Board and ULE considerations and outcomes in 2020

Our people We stepped up our engagement with employees significantly to help our people through the pandemic. For more see pages 16 to 19	Covid-19 has been the overriding concern for our people during the year as the pandemic impacted virtually every part of their lives, especially working arrangements. Through our engagement, we also consistently see that concerns such as career opportunities, wellbeing, purpose, sustainability and being a more simple and agile business remain important for our people.

This year our annual UniVoice survey focused on our office-based employees, and more than 42,000 people responded (see pages 16, 17 and 18 for results). We continued to run monthly UniPulse surveys throughout the year for more instant feedback. Covid-19 accelerated a widescale use of new digital platforms. We held a bi-weekly ‘Your Call’ with our CEO and ULE which gave people direct access to our leadership team in rotating guest slots, including our Chairman. We consulted with our people on a new Future Reward Framework through multiple employee focus groups and surveys, as well as consultation with the European Works Council and other local employee representation bodies.

Our Board engaged directly with employees throughout the year on issues of concern such as working in factories and at home through the pandemic, the new starter onboarding process and learning opportunities. These perspectives were taken into consideration in decision making (see page 63 for more details). The Board’s Corporate Responsibility Committee looked at a range of people-related issues in the year, including safety and our Code of Business Principles (see page 18). As part of the Unification of our legal structure, and after engaging with the Dutch Central Works Council and the European Works Council, the Board agreed to provide a guarantee to Unilever APF, the Dutch Pension Fund, to safeguard the pensions of Dutch employees.

Consumers Changes in consumer behaviour have accelerated, leading to new insights about the ways people shop and buy our products. For more see pages 20 to 23	The pandemic has impacted consumer spending habits, particularly for discretionary purchases. This has led to a back-to-basics approach to consumption, with value for money and quality remaining key concerns, alongside sustainability as consumers have become more mindful of the impact of their spending decisions on the world. Health and wellness concerns also increased as people looked to protect themselves from the physical and mental consequences of the pandemic.

We have many direct and indirect touchpoints with our consumers. Our People Data Centres combine social listening with traditional consumer research while our Consumer Carelines give us rich insights into the experiences of consumers when using our products – during 2020 we had around 2.5 million interactions through calls, emails, letters, social media and webchats. We also consulted with almost 1.8 million consumers this year through regular surveys using partners like Kantar, Nielsen and Ipsos. These insights help to inform our understanding of consumer trends, including those likely to continue in a post- Covid world.

Our Board and ULE members are regularly informed of consumer trends and consider these when making decisions. For example, during a strategy focused Board meeting in October, the Board discussed how to ensure our divisional portfolios remain attractive and differentiated, the growing importance of eCommerce and large retailer omnichannel partnerships. The ULE considered a range of 3-5 year scenarios in the early months of the pandemic to understand how consumer trends might change, how to best prepare for a global recession, and where growth opportunities might be. The work informed Unilever’s portfolio and investment strategies by helping to identify growth opportunities.

Unilever Annual Report on Form 20-F 2020	15

Stakeholder	Interests and concerns in 2020	How we engaged in 2020	Board and ULE considerations and outcomes in 2020

Customers This year eCommerce exploded, as shifting shopping behaviours affected retailers of all types. For more see pages 24 to 25	Covid-19 has focused all our customers on the role of eCommerce. Our retail partners are working to become more competitive in a world where shoppers move seamlessly between online and offline channels – and particularly to bring shoppers back into stores. In emerging markets, the small retailers we partner with are increasingly embracing eCommerce and looking to us for digital solutions, for example, to speed up the restocking of products.

Our larger retail partners have direct channels into us. We actively manage these relationships through our Customer Development team. At the start of the pandemic, we used customer and shopper insights from China and Italy to help customers in other markets build a response plan and take appropriate actions. We also used our supply chain expertise to help our customers forecast and keep high-demand products in stock. When lockdowns were lifted, we worked on projects with our customers to help bring shoppers back into stores – driving growth and expansion across multiple channels.

Our Board and ULE held various discussions around our customer development strategy. The ULE agreed to offer cash flow relief to our smallest and most vulnerable customers and suppliers. They also discussed the ongoing digitisation of our customer experience including opportunities to use digital solutions to help independent stores in our top markets manage demand and supply, payments and the overall customer relationship. The ULE approved increased investment in shopper and customer insights to create further value for customers.

Suppliers & business partners We worked closely with suppliers and partners to overcome unexpected challenges. For more see pages 26 to 27	This year has been challenging for our suppliers and partners. Huge fluctuations in demand during the pandemic affected cash flow for many suppliers. Border restrictions hampered logistics; and new government regulations to protect employees and ensure safe working environments demanded new ways of working, often at very short notice. Our suppliers are also looking for simpler ways to engage with us, faster decisions and clearer feedback through fewer touchpoints.

We communicated more frequently with our high-risk material suppliers this year, often daily. We built a Covid-19 information site for suppliers to share protocols and useful information to help keep them running safely. We ran workshops and webinars with key partners (including third-party manufacturers) to explain our new factory tier system based on country risk levels, as well as the protocols in place for site cleaning and employee safety. In May, we ran a ‘Your Call’ with our CEO and Chief Procurement Officer and our top 300 suppliers to share information and thank them.

In addition to the cash flow relief noted above, the ULE agreed to a number of interventions to support our suppliers during the pandemic including three months’ salary protection for third-party employees, such as cleaners and security staff. The ULE were also briefed monthly on supply chain developments.

Planet & society People all over the world are speaking up and demanding that business does more for the planet and society. For more see pages 28 to 31	Despite Covid-19, concern for the environment shows no sign of waning. NGOs continue to campaign to reduce the impact of plastic packaging and products on the environment as well as for stronger action on climate change, while vocal and influential activist citizens demand more from companies on these same issues. People increasingly want to know where the products they buy come from, what’s in them, how they’ll affect the environment and whether they’ve been tested on animals. Concerns around poverty, inequality and jobs have been heightened by the economic uncertainty. Racial discrimination and social injustice has also come more to the fore following the Black Lives Matter protests.

As part of our materiality process, we analyse insights from stakeholders to make sure we’re focusing on the most important sustainability issues – see our website for more. We focus our external advocacy on the social, environmental and economic issues most important to Unilever, with ULE members leading our engagement in the areas most relevant to their field of responsibility. Our Chief Supply Chain Officer, for example, is part of the World Economic Forum (WEF) community focused on supply chains. Our CFO is Vice Chair of the Task Force on Climate-related Financial Disclosures (TCFD). And our CEO is a board member of the Consumer Goods Forum and Focusing Capital on the Long Term (FCLT Global). Vice Chair of the World Business Council for Sustainable Development (WBCSD) and a member of the WEF International Business Council.

In December 2020, the Board agreed to put Unilever’s climate transition action plan before shareholders and seek a non-binding advisory vote on our ambitious emissions reduction targets and the plans to achieve them. The Board’s Corporate Responsibility Committee (CRC) covered a wide range of sustainability topics (see pages 72 to 73). Responsibility for managing sustainability issues day-to-day rests with the ULE. This year, they worked to develop the Unilever Compass strategy as well as our climate and nature, and social goals. Diversity and inclusion was also a focus this year and a standing item on the ULE agenda. The Sustainability Advisory Council, comprising seven external experts, continues to act as a sounding board for the Board, providing strategic steer on key sustainability issues (see page 73).

Shareholders In this eventful year, it’s been even more important to keep our shareholders closely informed about our business. For more see pages 32 to 33	As well as their ongoing interest in our strategy and business performance, our shareholders were interested in our priorities during the Covid-19 pandemic and the potential impact of this on our business. Shareholders were also interested in the Unification of our legal structure. And they continued to be focused on our approach to sustainability, including specific issues such as plastic waste, as well as our sustainability targets and reporting. The Board’s decision to maintain our dividend, as part of our multi-stakeholder response to Covid-19, was welcomed by shareholders.

We speak directly to shareholders through quarterly results broadcasts and conference presentations, as well as through meetings and calls about aspects of business performance and consumer trends. Senior leaders and our Board speak directly to shareholders on a broad range of issues. This year, in addition to the CEO and CFO presenting at investor conferences, our Chief Supply Chain Officer and Chief R&D Officer held a joint presentation on our supply chain and research and development activities. We also engaged in extensive dialogue on our Unification proposals ahead of the shareholder votes, consulted on our Remuneration Policy proposals and held a webcast on our approach to climate action. Due to the pandemic, all shareholder engagement was virtual from March.

Shareholder feedback forms part of Board conversations. As he took up his role, our Chairman engaged directly with a number of shareholders; and after each quarterly market update, our CEO shares feedback from investors with the Board. Shareholder consultation on the Unification proposals took place ahead of the Extraordinary General Meetings, involving our Chairman, CEO and CFO. The Unification proposals received the overwhelming support of shareholders. As part of our Directors’ Remuneration Policy renewal planned for the 2021 AGM, the Chair of the Compensation Committee entered into more than 30 conversations with shareholders and proxy advisors. Feedback was discussed in the Compensation Committee and the Board. Subsequently, a letter was written to shareholders explaining how this feedback was taken into account before finalising the new Directors’ Remuneration Policy (pages 79 to 103).

16	Unilever Annual Report on Form 20-F 2020

Our people

When we take care of our people, our people

take care of the business.

2020 was an unusually challenging year for our people. We were all affected by the pandemic in different ways. But even as lockdowns hit across the world, the tremendous efforts of people all around Unilever enabled us to continue to work quickly and safely, whether on the factory floor, on a tea estate or from a home office. We quickly tested and scaled up new ways of working – rethinking and reshaping our business for an uncertain future. And despite all the uncertainty, our people were more engaged, with engagement scores rising by 6% to 83% – well above industry benchmarks.

As well as the many ways in which we worked with speed and agility to respond to the unexpected this year, we continued to prepare our people for the future of work and nurture a culture in which our people can thrive.

Going above and beyond

Consumers all around the world were relying on us to produce the household necessities they needed most, so it was essential that we kept our factories and distribution centres operating. We are grateful to the tens of thousands of people within the company who made this happen – and who did so with a safety-first mindset.

Working safely and at speed

In the midst of Covid-19, we concentrated on business continuity, making it safe for essential staff, such as factory workers and sales teams, to return to work. We did so with extremely strict protocols to protect everyone’s physical and psychological safety, such as protective equipment, distancing regulations and frequent health checks, including on people’s mental health.

In March, we closed all Unilever offices and some 67,000 people began to work from home. Overnight our communications became 100% digital. Even with remote working systems in place, this was not without its challenges. Each person needed the right equipment and systems to perform their roles, and we rolled out global guidelines on working from home. We saw no decrease in collaboration and productivity from March to June – in fact, this rose significantly, with 20% more time spent working together internally and 19% more time in virtual external meetings.

Becoming more agile

This year has highlighted our agility in many ways, most notably in our response to Covid-19. In just three months, we moved over 9,000 people from business areas that were slowing, such as our out-of-home food business, to teams experiencing high demand like those producing personal hygiene products. More than 20,000 of our people used Flex, our internal digital talent marketplace, to match their skills and capacity with business-critical demand in other areas of the organisation. As well as Flex, we’re using an external marketplace to quickly access skilled labour from companies in sectors facing low demand, such as aviation and hospitality.

We’re also increasingly embedding ‘Agile’ ways of working. Guided by our internal coaches and our new Agile Centre of Excellence, teams at all levels of our business are adopting new practices, including our ULE. These practices are helping us make better and faster decisions, innovate at pace and adjust quickly to changing consumer demand. A 10% jump in our October UniVoice scores on our speed of response indicates that we are making progress, although with this score still at 60%, there’s much to be done. In response, we’re simplifying everyday processes, prioritising and using technology to improve speed and efficiency.

Protecting wellbeing

Even though our UniVoice survey in October showed a 9% increase (to 82%) in people who feel Unilever cares about their wellbeing, we know we need to do more to support our people to ensure their physical and mental wellbeing. We also know that people are working longer hours and coping with more distractions at home.

This year, more of our people used our employee assistance programmes, available to every single Unilever employee and in many instances their family, with a particular increase in family members engaging with our mental health support. Our online employee support also rose by a third in the year. We started gathering insights weekly through online and SMS health checks to help us quickly identify any areas of concern, such as domestic abuse or burnout. We responded to the rise in reported domestic abuse during lockdowns by giving people specific training in how to handle this.

Our people have been our absolute priority throughout 2020, and because of them we’ve been able to meet the needs of consumers and grow our business.

Leena Nair

Chief HR Officer

Unilever Annual Report on Form 20-F 2020	17

93% of our people are proud to work at Unilever (based on our 2020 UniVoice survey)

We also focused on giving people tools to cope with stress by strengthening our focus on wellbeing – working closely with local representatives to amplify and accelerate initiatives already in place. In 2020, this included building a company-wide mindfulness movement by training people to deliver mindfulness sessions around the world, holding our first Global Mindfulness Day in October, and taking our leaders through an extensive mindfulness training programme. And in a wider focus on mental health across the business, we‘re building a network of mental health champions, with more than 1,600 in place by the end of 2020, including a group of mental health trainers.

Safety at work

As well as ensuring Covid-safe work environments during the global pandemic, this year we continued to focus on ensuring the safety of our people and contractors in everyday work situations – from the use of mechanical equipment to road safety. In 2020, our Total Recordable Frequency Rate (TRFR) improved to 0.63 accidents per million hours worked from 0.76 (1 October 2019 to 30 September 2020), in part due to a reduction in non-manufacturing accidents on Unilever sites due to the increase in homeworking.

Sadly, during this same period, two contractors and one employee lost their lives. A contractor died in a lightning strike at one of our tea estates in Tanzania; and a contractor in Romania was killed on a construction site at a newly acquired business. One of our factory employees in India died in a road accident stepping out of a shuttle bus on his way home. When fatalities occur, our policy is to have a global stand-down across our operations to pay our respects and reflect on the learnings. We’ve put in place several new measures around field safety during thunderstorms, safe travel on buses and construction safety.

Preparing for the future of work

Agile methods are just one aspect of how we’re working in new and better ways to become more fit for the future. Our extensive online learning programmes not only enable our people to upskill and reskill for their roles at Unilever, but are helping them prepare for the changing landscape of work.

A year of learning

One important way we’re boosting our capability is by becoming a more digital business. We’re hiring more people with digital backgrounds and investing heavily in developing key skills such as agile working and data analytics in all areas of our business. The Citizen Data Scientist programme we launched in 2019, for example, has qualified more than 6,000 people in our procurement, planning, logistics and manufacturing teams in digital skills.

We refocused our learning activities in 2020 to make sure our people have the skills to fulfil critical business functions, such as supplying essential goods and adjusting to shifts in consumer demand. We also prioritised helping people adjust to the fallout of Covid-19: promoting remote working skills, supporting our leadership, and helping people deal with issues around mental wellbeing and personal resilience, for example. The numbers of people accessing learning materials during the year soared. Users of our online learning platform Degreed were up 150% on the previous year, and our UniVoice survey showed that 82% of our office employees felt well prepared to do their job.

Focused on employability

This focus on learning is a key part of our ambition to make sure all of our people can reskill, upskill, work more flexibly and otherwise adapt to the changing world of work. We are determined to help everyone at Unilever stay employable. For example, we’re pioneering new employment models, extending our 2019 UK flexible working pilot to ten more countries during the year. Offering the benefits of employment with more flexible contracts will help us attract and keep people with varying personal circumstances, both enhancing our talent pool and making us a more inclusive employer.

We’re also continuing the work we began with the European Works Council in 2019 on a Framework for the Future of Work. With many factory and office workers in trade unions or covered by collective bargaining agreements we are working with the employee representatives to bring this framework to life. The comprehensive toolkit helps people proactively reskill for new ways of working, as we adapt our business to the efficiencies created by automation and in response to shifts in consumer demand. While we paused many of our supply chain change programmes this year in response to Covid-19, we have now restarted these – with minimising redundancies and helping people shift to new types of work central to our approach.

18	Unilever Annual Report on Form 20-F 2020

Our people continued

As we continue to transform Unilever, our people will create future-fit plans to link their individual purpose with their career ambitions. Furthermore, we commit to reskill or upskill employees to ensure that by 2025 they have future-fit skills for roles inside Unilever or beyond. We recognise that job prospects today are limited for those without the right skills, particularly young people. That’s why we’ve also committed to help equip 10 million young people with essential skills to prepare them for job opportunities by 2030.

Managing talent

This year, due to Covid-19, we made the hard decision from June onwards to pause all salary increases, promotions and external appointments until 2021– with the exception of a limited number of business-critical roles. This was primarily to protect both our people and our business at a volatile time. Due to the uncertain economic outlook, our voluntary turnover this year was lower at 5%.

Despite our recruitment freeze in 2020, we continued to strengthen our employer brand through targeted digital communication to highlight the benefits of working for Unilever. The fact that we’re the number one FMCG graduate employer of choice in 54 countries, and have the most followers in our industry on LinkedIn confirms the power of our purpose-led vision and culture.

Nurturing our culture

Much of our strength as a business lies in our shared values and culture. In 2020, leaders all around our business worked hard to set the right tone and support our people. Every two weeks, our CEO and ULE members held a global virtual townhall, where they answered questions from our people on issues such as our Covid-19 response, the rapidly changing external context, our strategy and our quarterly results to ensure common awareness of the factors affecting our performance. This openness was mirrored at local leaderled virtual townhall meetings, and this kind of transparency is making a difference to our people. Our October UniVoice survey showed the most ever pride in working at Unilever (93%), with trust in senior management up by 8% at 80%.

We work hard to help our people live their purpose and put our people first. More than 5,000 people were given virtual instructor-led leadership training in the year, 1,800 senior leaders were supported with training for leading in a crisis, and at least 50,000 pieces of leadership learning content were consumed through our online Leadership Gym.

This year, we also simplified our performance targets and began to move to a more flexible way of setting individual goals and checking performance during the year – another example of a more agile way of working.

In focus: Future of the office

Covid-19 forced the transition to home working – for Unilever and businesses everywhere. Having 67,000 office-based people working from home this year has shown at scale that distributed and remote ways of working can work. With an eye on the longer-term effects of productivity, fatigue and culture, we’re developing a flexible approach to working that allows our office-based people to do their best work from the most effective place – wherever that is.

Working with integrity

Our focus at Unilever is very much on growth in line with our values, not on growth at any cost. So we refreshed our Code of Business Principles this year to include the provision of a living wage to our employees, ethical data use, transparency and a greater focus on safety and mental wellbeing. Our data around Code breaches provides increasing insights into exactly what the issues are, and where – and we’re focusing on understanding how to prevent behaviours that lead to breaches. We’re training our people to prevent accidental compliance breaches, and our 24/7 Speak Up platform continues to be our main mechanism for reporting concerns around business integrity. Our ongoing commitment and zero tolerance to bribery is supported through our annual Countering Corruption mandatory training and initiatives on the ground delivered to all employees. We’ve been working to simplify and improve the whistleblowing process for users – this year, we received 1,357 reports, closed 1,434 reports (including some from prior years) and confirmed 723 reports as breaches, which led to 338 people leaving the business. See page 44 for how we manage business integrity risks.

  See our website for more on business integrity

Unilever Annual Report on Form 20-F 2020	19

Open to all

Making Unilever a completely inclusive place to work will make us a stronger, better business. Our priority is to ensure that the diversity of our people reflects the societies in which we live and work. So we take a holistic approach – making sure people feel welcome and are treated fairly at Unilever, regardless of their race, gender, gender identity, age, sexual orientation, religion or experience and recognising the importance of self-identification, given the broad circumstances under which discrimination can happen. This year, the Black Lives Matter movement shone a light on racial discrimination and social injustice, and we strengthened our focus on race, alongside gender, disability and LGBTQI+. There are many facets to how we’re pushing to become a more diverse organisation: leadership, training and awareness-raising, more refined employee data, recruitment and talent management, to name a few.

A beacon for diversity

We believe in a diverse yet cohesive approach to the complexity of true inclusion. While our vision and policies around diversity and inclusion are global, our local leaders create their own roadmaps for applying them. We badge our many business-wide inclusion programmes as #Unstereotype the workplace. In 2020, we started an inclusive leaders training programme. We aim to have more than 500 leaders complete the course by the middle of 2021. Each month, we report to the ULE on our progress towards inclusion, and our Global Diversity Board reviews progress three times a year. We have nearly 200 diversity and inclusion champions around the world who help us develop and deliver our programmes. This year, we strengthened our leadership focus on equity, diversity and inclusion, and established a racial and ethnic equity taskforce. This will help us deliver our racial and ethnic equity strategy, starting with the diversity of our leadership in countries with a history of racial discrimination, such as the US, UK, South Africa and Brazil.

In recent years, we’ve made good progress in our journey towards gender equality, hitting our gender balance target at management level one year early and maintaining it at 50% in 2020. This year, we launched a new coaching programme run online by specialist INSEAD coaches to help women leaders progress their careers. We now offer paid paternity leave in all of our workplaces.

We’re committed to gender equality and fairness in the workplace, based on equal pay for equal work and achieving greater gender balance. Pay and overall reward is gender neutral, with any differences between employees in similar jobs reflecting performance and skill. Gender pay gaps can develop where there is a representational imbalance between genders. Our Framework for Fair Compensation has been instrumental in helping us review the average pay differences between genders at both a country level, and at each work level within each country. We continue to improve our gender balance, and relevant gender pay gaps, at various levels and in various countries throughout the business. While there is more to do on gender balance, our efforts are being recognised. We’re proud to have won a prestigious Catalyst Award for our initiatives to create a gender-balanced and inclusive culture that breaks down stereotypes. We were also listed in Bloomberg’s 2020 Gender-Equality Index.

As part of our Framework for Fair Compensation, we are committed to pay a living wage to all our direct employees. At the end of 2020, 100% of Unilever’s direct employees globally were paid at or above a certified living wage level.

In 2018, we committed to improve the representation of people with disabilities in our business. This year, we asked our office-based employees to declare any disabilities. We plan to survey our factory-based employees in 2021 to get a more complete picture of disability across our business.

We want to make sure that people’s experience of Unilever is fair for everyone and that we’re fully including members of LGBTQI+ communities. This year, our CEO signed the Declaration of Amsterdam to reinforce our commitment to LGBTQI+ inclusion.

	2020		2019

Gender statistics	Female	Male	Female	Male

Board	5	7	5	8

	(42%)	(58%)	(38%)	(62%)

Unilever Leadership Executive (ULE)	4	9	4	8

	(31%)	(69%)	(33%)	(67%)

Senior management (reporting to ULE)	16	56	15	59

	(22%)	(78%)	(20%)	(80%)

Management	7,636	7,525	7,620	7,408

	(50%)	(50%)	(51%)	(49%)

Total workforce	51,967	96,982	53,469	96,398

	(35%)	(65%)	(36%)	(64%)

Note: Employees who are statutory directors of the corporate entities included in this Annual Report and Accounts: 464 (67%) males and 225 (33%) females (see pages 185 to 191).

20	Unilever Annual Report on Form 20-F 2020

Consumers

People’s concerns around hygiene and health, as well

as the planet, continued to grow during the year.

Living differently

As the pandemic took hold around the world during the year, many people changed how they lived, worked and shopped. Almost overnight, people’s immediate personal concerns – health, hygiene and wellbeing – became a priority as people sought to protect themselves and their families from Covid-19. With countries going into lockdown and people increasingly staying at home, daily habits changed dramatically: from eating out to eating at home, from shopping in stores to shopping online, and from working in offices to working from home.

At the same time, consumers’ desire for health and wellness products continued to grow as people sought to protect their health. During the year, we acquired SmartyPants Vitamins and Liquid I.V. to build out our portfolio of brands in functional nutrition, health and wellbeing.

While the immediate focus for many was on dealing with the impact of Covid-19, concerns around waste, plastic and climate change were not diminished by the pandemic – if anything they became stronger. People continued to look for convenient and effective natural, eco-friendly and chemical-free products.

Our three Divisions worked to meet these changing consumer needs in a variety of ways in 2020: through product innovations, shifting to new distribution channels and connecting with consumers through their brands’ purpose-focused activities – often going the extra mile to do this in trying conditions.

Putting purpose at the heart of all our brands is not only the right thing to do, we know it drives superior performance and growth.

Sunny Jain

President, Beauty & Personal Care

Beauty & Personal Care

We aim to be the most people- and planet-positive beauty business in the world.

As lockdowns affected the beauty industry more widely, they also changed consumers’ personal care habits at home. In particular, we saw declines in the use of deodorants and hair care products. During much of the year, we focused on giving people the products they needed to stay well, particularly in terms of personal hygiene.

When the pandemic started, we did not have a significant hand hygiene portfolio available in key regions like Europe and North-America to support consumers and meet their needs. We worked to build this as fast as we could. This meant expanding our hygiene offerings significantly through our big brands. Lifebuoy, one of the world’s biggest soap brands, was introduced into 58 new markets. And during the year it became Unilever’s latest billion-euro brand. Vaseline also expanded production of antibacterial hand creams to 18 markets.

Our brands also responded to Covid-19 through product donations, innovations, and communications supporting people’s hygiene and wellbeing. Lifebuoy, for example, donated more than 30 million bars of soap to refugees and other vulnerable people around the world, achieved over 60 billion impressions through their TikTok ‘do the Lifebuoy’ handwashing videos and launched a new campaign ‘H is for handwashing’ when teaching the alphabet to children. In hair care, Clear launched a 14-day programme to help boost people’s resilience during lockdown, and antiperspirant brand Rexona launched a campaign to inspire millions of people in 35 countries to ‘move more at home’. Dove, through its Courage is Beautiful campaign, and our Pepsodent and Signal oral care brands acknowledged the sacrifices of frontline workers such as health professionals.

With hair salons, spas and specialist stores temporarily closed, we shifted our focus to helping people look after themselves at home. Our All Things Hair website shared advice for how to create hairstyles at home, and Lux launched a lockdown campaign. With people shopping much more online, we shifted the focus of our Prestige Beauty brands towards eCommerce while Dermalogica introduced one-to-one virtual skin consultations.

People positive

Our brands continue to drive for a more inclusive vision of beauty. Dove’s campaign with partners for the CROWN Act (Creating a Respectful and Open World for Natural Hair) prohibiting discrimination based on hair texture and style, became law in seven US states and in September, the U.S. House of Representatives passed the bill at the federal level. Shea Moisture created a $1 million fund to support small businesses and entrepreneurs of colour. Through its Equitable

Unilever Annual Report on Form 20-F 2020	21

Skincare for All programme, Vaseline is working to improve skincare for Black and Latinx communities in the US by partnering with Medscape and Direct Relief to train medical professionals to better treat, diagnose and care for skin of colour. We also introduced a new brand, MELÉ, in the US, co-created with dermatologists of colour for melanin-rich skin.

In South Africa, we have established an expert-led advisory board to help us develop programmes to support Black hairstylists and salon owners as one of a set of actions we are committed to including internal training on unconscious bias. During the year, we also announced our intention to build a more inclusive global skincare portfolio and committed to remove language such as ‘fair/fairness’, ‘white/whitening’ and ‘light/lightening’ from all our communications and packaging. As part of this move, we changed the name of our Fair & Lovely brand, sold across Asia, to Glow & Lovely which launched in September.

Our brands have also continued to work towards improving the health and wellbeing of millions around the world – see page 31 to read how.

Planet positive

While Covid-19 has focused attention this year on health and hygiene, issues like climate change and plastic are still extremely important – both to us and to consumers. We’re continuing on our journey to use less, better or no plastic (see pages 58 to 59 for more). For instance, Dove has introduced 100% recycled plastic bottles in North America and Europe across all ranges. We’re also making more of our brands available through refill stations, exploring through pilot projects how to make refilling our products easy and desirable. For example, we now have partnerships in Indonesia and Mexico, where Walmart customers can refill aluminium bottles with our Sedal shampoos.

We continue to advocate for a global ban on animal testing for cosmetics working with partners and we welcomed China’s decision to allow more cosmetics to be imported without a requirement for animal testing in 2021. We are now also asking for the EU to update its chemicals regulations to take a more progressive approach and allow the use of non-animal testing approaches to support the safety of chemicals. 23 of our beauty and personal care brands including Dove, Simple,

In focus: Lifebuoy acts fast

To help people protect against Covid-19, our biggest handwashing brand threw its weight behind new global advertising and social media campaigns encouraging better hygiene through handwashing. As well as producing 600 times more hand sanitiser in the year, Lifebuoy brought out eight new products, including masks, sanitisers and hand & surface spray, and expanded into 58 new markets.

58 new markets for Lifebuoy

Suave and Sunsilk have certified approval from animal-protection organisation People for the Ethical Treatment of Animals (PETA). And this year our largest brand in Russia, Chistaya Linia, and our toothpaste brand Zendium, both received PETA approval.

Foods & Refreshment

We’re on a mission to be a world-class force for good in food.

Our ambition to give everyone access to good food and to improve the health of both people and planet took on new meaning this year, with the pandemic spotlighting the need for radical improvements to our food system. We saw many people cooking at home, stocking up and wanting to make food last longer, and looking to buy more for less as economies went through challenging times.

Healthy eating in

In response to people’s growing concerns about health and immunity, we launched products with a focus on both taste and goodness: for example, Lipton Heart Health in the US, and Pukka’s natural solutions and immunity tea selection box. Through our acquisition of GSK’s Consumer Healthcare business in South Asia, we offered 150,000 packs of Horlicks with immunity-boosting zinc for free to Indian hospitals in major cities and expanded distribution of Horlicks and Boost ranges – products catering for child and toddler nutrition, women’s wellbeing and adult wellness backed by strong research.

We adapted during the year to people’s changing preferences and the shift from eating out – which significantly impacted our foodservice business Unilever Foods Solutions – to buying more food to cook and eat at home. Our supply chain worked quickly to keep stores stocked with cupboard staples, such as home cooking ingredients, soups and pasta, despite massive challenges due to lockdown restrictions and border closures. While people bought less ice cream to eat on the go, they bought more for their homes: sales of take-home Magnum and Ben & Jerry’s jumped by 25%, for example. This was helped by the continued growth of Ice Cream Now, our fast delivery service through a host of online delivery companies, which is now available in close to 40 countries.

22	Unilever Annual Report on Form 20-F 2020

Consumers continued

Every day, millions of people enjoy our foods, tea and ice creams. It is our responsibility to make it easier for people to eat healthy, tasty and more sustainable foods.

Hanneke Faber

President, Foods & Refreshment

More plant-based options

In all our Foods & Refreshment categories, we’re offering more plant-based foods. The Vegetarian Butcher continues to reach more consumers, thanks to its expanding partnership with Burger King, most recently in China and Latin America, and a successful roll-out across stores in Europe. Despite the decline in people eating out, our professional foodservices division – Unilever Food Solutions – launched Pushing Plants Forward, a global platform to help chefs meet rising demand for plant-based dishes. With our biggest brands like Knorr leading the way with its 50 Future Foods campaign, we’re investing heavily in developing new plant-based protein sources and foods at our Hive Foods Innovation Centre in the Netherlands. This includes a new partnership with biotech start-up Algenuity to explore using nutrient-rich microalgae to enhance the protein and fibre of plant-based foods.

Our plant-based innovations are increasingly being recognised. Nielsen named Hellmann’s vegan mayonnaise and Ben & Jerry’s non-dairy ice creams as two of its 2020 top 25 breakthrough innovations in Europe. Unilever was again named by investor network FAIRR as a pioneer in its benchmark of the best prepared companies for the shift towards plant-based proteins, coming top out of manufacturers and second overall. And The Vegetarian Butcher’s Chickened Out Burger won a Vegan Food Award from animal rights organisation PETA.

See our website for more on plant-based foods

Every brand a movement

Our brands continued their work to inspire better eating and nutrition. Alongside the work of global names like Knorr and Hellmann’s, local brands like Indonesia’s Bango and South Africa’s Robertsons have inspired home cooks by sharing recipes through food websites, as well as through specific campaigns. Continuing its fight against food waste, Hellmann’s began a Stay-In(spired) campaign to help people make good use of cupboard staples and leftovers – sharing recipes as well as videos from customers across its social channels. This year, we committed to halving the food loss and waste in our global operations by 2025 as part of the Champions 12.3 initiative, a coalition of partners working together to reduce food waste.

Our brands continue to take action on plastic – see pages 58 to 59 for more. Hellmann’s became the first dressings brand in the US to switch to 100% recycled bottles and jars. And Bango, Indonesia’s leading soy sauce, also moved to 100% recycled plastic. We’re learning there are no easy solutions especially when it comes to the flexible packaging (sachets and pouches) for our Knorr products. This is a technical challenge made more difficult by the differences between individual markets on collection, sorting, recycling and regulation. We are committed to finding a solution and plan to accelerate our efforts in 2021.

The work of our brands reaches beyond food and nutrition to broader wellbeing, inclusion and sustainability causes. Brands like Ben & Jerry’s continued to fight for radical change beyond food and nutrition, such as racial justice, refugee and voting rights, and climate action. Tea brands Brooke Bond, PG Tips and Lipton continued to campaign for more inclusion and human connections. And reflecting its commitment to sustainability and inclusion, our premium tea brand T2 became a certified B Corporation in February 2020.

A better system from farm to fork

Around two billion people are overweight, while almost 690 million go to bed hungry – and a third of all food is lost or wasted. So we’re using our size and reach to encourage the wider food chain to become healthier and more sustainable, faster. We’re leading by example, with full nutrition labelling on almost all of our products to help people make healthier choices. And we’re working behind the scenes with industry partners and others to make it easier for people all over the world to get nutritious and delicious food that doesn’t damage the planet. For example, we worked with the World Economic Forum and other partners to convene a virtual two-day event to bring together business with academics, youth, civil society and government to discuss ways to accelerate action ahead of the UN Foods Systems Summit in 2021.

See our website for more on transforming the food system

In focus: Future foods inspired by Knorr

In line with its purpose to inspire people to put new foods on their plates for a greener food future, Knorr aims to launch a number of new products based on Future 50 foods over the next two years. This year, the brand also shared plant-based recipes through its Cook with Knorr series and #CheatOnMeat campaign. Working with local chefs and foodservice partners, Knorr offered live-streamed cook-alongs for people cooking more at home during lockdowns.

Unilever Annual Report on Form 20-F 2020	23

Home Care

Making people’s homes a better world, and our world a better home.

With Covid-19 highlighting the importance of home for many, our purpose became even more relevant in 2020. As people stayed in to avoid infection and workplace hygiene became essential to employees returning, demand for our cleaning and disinfecting products jumped, and stayed high throughout 2020. Facing challenges like border restrictions and factory closures, we focused on making more of our most high-demand products using an expanded global network of manufacturing partners. We still have work to do, however, to get more of our hygiene products, such as disinfecting surface cleaners, to more people who need them. By rolling out our disinfecting products to new markets and developing new products under brands like Domestos and Lifebuoy, we’re helping more people keep their homes clean and safe.

Towards a Clean Future

We know that consumers want sustainable products that perform just as well as conventional ones. So in September, we announced Clean Future, our ambitious blueprint for reinventing our cleaning and laundry products to give people affordable, high-performing products that are kinder to both them and the environment.

We’re investing €1 billion over ten years in researching and developing new technologies to reduce the carbon footprint, plastic waste and water use, and increase the biodegradable and sustainable ingredients associated with our products. For example, we’ll be replacing the crude oil and other fossil fuels used to make some of our chemicals with renewable and recycled carbon. We’ll achieve all of this through partnerships and cutting-edge innovation – applying the latest science and biotechnology at scale to create cleaner, more sustainable products that clean, remove stains and disinfect at least as well as conventional products.

Clean Future is already alive in many of our products. Seventh Generation, our leading eco-friendly brand, enjoyed strong demand in 2020. Our biggest brand, Dirt is Good (Persil/Omo), is being relaunched across the world with a formula that contains plant-based stain removers and bottles made with recycled plastic. Our Sun machine dishwash range in France now contains 70% natural ingredients and is eco-labelled. Sunlight hand-dishwashing liquid in Vietnam and Chile contains a new renewable and biodegradable cleaning ingredient developed with Evonik Industries. Cif ecorefill, which saved 170 tonnes of plastic in the UK by encouraging people to reuse their spray bottles, is now available in other European countries. In India, some of our laundry powders contain soda ash made from carbon emissions captured from a nearby plant.

Consumers not only want products that are more sustainable but also more convenient and simpler to use. Our laundry capsules continue to increase in popularity, with a strong acceleration of our capsules business in Europe. Easy to use formats, such as our Cif and Domestos cleaning sprays and wipes, were chosen by more consumers who were trying to cut down the time of more frequent cleaning and were rolled out in more markets.

As part of Clean Future, we’re also working to make our sustainable products more affordable. Our ultra-concentrated dilutable laundry detergents in Brazil, Argentina and Uruguay deliver the powerful clean our consumer expects, are packaged in small bottles made with recycled plastic and cost less than undiluted detergents. This year we also brought out a new range of affordable laundry capsules in China, a new brand of value cleaning products called Sahaja in Indonesia, and reintroduced Vim budget cleaners in Turkey.

Essential pandemic support

We acted quickly this year to meet heightened consumer needs for disinfection of surfaces, dishes and laundry, even in places where the supply chain was severely challenged. In China, we fast-tracked the launch of Domestos bleach, brought out a new range of surface disinfectant called Botanicals Hygiene and added hand dishwashing and surface cleaners to our existing Omo laundry range. In Italy, Lysoform rolled out a new medical hygiene range whilst Indonesia saw the launch of Wipol disinfectant spray. We also launched new antibacterial laundry detergents in Brazil, sanitising Comfort fabric conditioners in South East Asia, and Persil laundry sanitiser in the UK. Our disinfecting products are available in 55 countries.

Our professional products range also helped the hospitality industry in over 40 markets ramp up cleaning standards to reassure customers. Our air purifying brand, Blueair, which enjoyed strong growth in 2020, launched HealthProtect, with proprietary Germshield technology which helps protect against viruses and bacteria 24/7. Blueair also donated air purifiers to schools, day care centres and children’s hospitals.

To counter the initial confusion and misinformation around how people could best protect themselves from Covid-19, our brands supported public health messages around the world. Domestos, for example, worked with leading hygiene experts to inform people in how to safely and effectively use any bleach at home.

As an industry we must break our dependence on fossil fuels, including as a raw material in our products.

Peter ter Kulve

President, Home Care

24	Unilever Annual Report on Form 20-F 2020

Customers

We’re supporting our many customers, from global

eCommerce marketplaces to small family-owned stores, as

they adapt to people’s rapidly changing ways of shopping.

We sell our products through approximately 25 million retail outlets, in over 190 countries. Our customers are diverse: from large traditional ‘bricks and mortar’ store partners (the largest group in terms of sales) to online-only retailers, small family-owned shops and value retailers. As the route to reach consumers, our customers are critical to our business success – and our primary aim is to help them grow sustainably alongside Unilever. With the impact of Covid-19 affecting retailers of all types in unexpected and often very challenging ways, we worked closely with our customers this year to navigate the challenges and opportunities of 2020.

Adjusting to the changing world of shopping

People’s behaviour changed everywhere in response to Covid-19, and this created a surge in demand in some product categories which suppliers did their best to keep pace with. As retailers of all types worked to keep stocks of household necessities such as hygiene and cleaning items, we supported them in a variety of ways. In March, Unilever offered cash flow relief to our smallest and most vulnerable customers and suppliers. We also acted quickly to bring in new protective protocols when visiting customers during the months of lockdown, so that we could continue to deliver products and keep shelves stocked. This sometimes meant finding new ways to get products to consumers. Unilever International, our market expansion arm which finds new categories, partnerships and channels, built new alliances with delivery firms like Uber as well as governments, institutions and NGOs to increase the availability of our hygiene projects. In Indonesia, we started a home delivery platform and fulfilled orders from eCommerce warehouses such as Shopee, Lazada,

eCommerce not only helps our brands reach more people, it also gives us the opportunity to bring their unique purpose to life.

Keith Higgins

Chief Customer Development Officer

Blibli and even small family-run stores. And we helped customers keep up with surges in demand for essential items – for example, by launching Lifebuoy hand sanitisers in 58 new markets.

With the supply chain under pressure, to help customers get key products quickly into the hands of consumers, we also simplified our range to focus on top-selling brands. In accelerating so many trends, Covid-19 has presented a unique opportunity to strategically reposition our portfolio to become more future-fit – for example, by making space for more affordable products to meet people’s needs in the recession. We’re working closely with customers across multiple channels and value retailers Aldi and Lidl to deliver products designed and priced to meet shopper preferences.

Listening to our customers has never been more important. This year we joined the Advantage Group Survey who conducted a survey of our biggest customers across 28 markets. A consistent theme was that our customers increasingly recognise us for being strategically aligned with them, particularly around sustainability initiatives. However, we also hear that we need to improve our processes to ensure that more orders get delivered on time and in full to our customers, as well as offering more shopper insights to help drive category growth and sales. In response, we’ve launched a programme to improve our service levels.

e-everything

During the lockdowns in 2020, a large part of people’s lives moved online – learning, socialising and most certainly shopping. This increase in online shopping, referred to as eCommerce penetration, grew in the US in just eight weeks by more than it had over the last ten years. Our eCommerce sales grew 61% in 2020, representing 9% of total Unilever sales at the end of the year.

As shoppers increasingly use technology for their purchases and as certain categories such as health and beauty shift online, many of our customers are looking for the right mix of channels to serve their shoppers. As people’s shopping habits changed, many of our large retail partners saw a dramatic fall in store shopper traffic in 2020. We supported their efforts to generate more online sales. For example, we’re working closely with health and beauty customers, such as Superdrug and other AS Watson brands, to find the right channel mix and to bring shoppers safely back into stores. We’re also designing products for online shopping and delivery – in 2020, we launched more than 600 new products across 18 markets that were designed for the Amazon shopping experience.

Unilever Annual Report on Form 20-F 2020	25

Giving our customers an edge

The digitisation of shopping also brings new opportunities to understand shoppers’ preferences and to help our customers meet them. We’ve renewed our focus on shopper insights to give our customers an edge, expanding the focus of our People Data Centres from helping our brands connect with consumers to helping our customers serve their shoppers better. We’re sharing increasingly sophisticated insights with customers around shopper preferences and behaviours gained through social listening and other tools. This is helping our larger customers make data-driven decisions about how and where best to bring value to shoppers. We partnered with Walmart in the US, for example, to co-create and launch a new bath product range based on insights around people needing ‘me time’ at home during lockdown.

We also worked with our customer partners to find new sources of talent and innovation. We launched a new digital incubator with Alibaba in China that will bring together entrepreneurs, innovators and tech start-ups to create new Beauty & Personal Care brands for a flagship store hosted online. Not only should this lead to better and faster innovation, it will also create a pathway for small and medium-sized entrepreneurs to develop exciting new brands.

Digitising our customer experience

The events of 2020 also fast-forwarded the shift towards digital ordering and fulfilment, particularly for smaller stores which, in many places, were badly affected by a lack of sales and delivery staff at the height of the pandemic. The online ordering from our small retailer servicing apps and web stores skyrocketed – from roughly 350,000 stores at the end of 2019 to an additional 115,000 stores ordering online each month in 2020. By the end of the year, more than 1.4 million stores had moved to our digital small retailer servicing solutions that help in checking inventory and promotions, ordering products and making payments for products purchased. For our customers of all sizes, this shift to digital frees up our sales distributors

In focus:
Making sustainability the easy choice with Amazon

In September, Amazon announced its new Climate Pledge Friendly filter which identifies more than 25,000 products across a range of categories that meet certain sustainability certifications. This helps online shoppers find products with a lower environmental footprint, such as our Cif, Dove and Seventh Generation brands.

We’re also developing more products that qualify for Amazon’s ‘compact by design’ certification – lighter items that use less water and packaging, so need less energy to deliver and to use.

and representatives on the ground to do more valuable work like helping customers manage our product ranges and helping them serve their shoppers better.

In Brazil, for example, small retailers are scaling their businesses using our Compra Agora app. In Indonesia, we’ve partnered with eCommerce and delivery platform Gojek to launch GoToko, a digital marketplace platform offering comprehensive product ranges (including Unilever brands) at competitive prices. In India, we have expanded the footprint of our Shikhar eB2B platform for Unilever products to over 300,000 stores. And we’ve been partnering with Alibaba since 2016 on an eB2B platform for online ordering and payments that reached over 100,000 small family-owned stores this year. We’re also continuing to work with financial providers like Mastercard to give smaller retailers access to credit in countries such as India and Kenya – see pages 30 to 31 for more on how we’re creating economic opportunities throughout our retail value chain.

Selling with purpose

As consumers’ desire for sustainable brands continues to build, so too does our work with customers to help them meet this need in a variety of ways. We’re working with Amazon, for example, to help shoppers find sustainable brands such as Cif, Dove and Seventh Generation (see bottom left for more). In China, we developed a smart plastic recycling process with Alibaba, involving a pilot of AI-enabled deposit machines to improve efficiency. We launched an in-store refill trial with Asda in the UK, where customers can use touchless refill stations to buy and top up on home care and personal hygiene products, as well as teabags. And we kicked off the Recycled for the Planet initiative with Woolworths in Australia – an interactive shop that helps consumers to think and act more sustainably. For more on how we’re keeping plastic out of the environment, see pages 29 and 58 to 59.

We also partner with our customers on programmes to benefit their communities. In the Philippines, for example, we joined forces with online retailer Lazada to support UNICEF in five countries to raise money for children’s education programmes and partnered with Shopee to help small business owners affected by the pandemic. In the UK, our Pride 2020 range of products for Superdrug helped us raise money as part of a high-visibility Take Pride in You campaign in stores and online to support the LGBTQI+ community.

26	Unilever Annual Report on Form 20-F 2020

Suppliers & business partners

In supporting the resilience and growth of our suppliers

and partners around the world, we’re helping our

business succeed.

Our supplier ecosystem involves millions of people around the world – from large multinationals to small local producers. We also work with a wide range of business partners, including industry peers, universities and joint ventures to help unlock growth and solve issues for the benefit of our stakeholders. Without our suppliers and partners we can’t run our business. And it’s through our direct suppliers, who provide us with goods and services such as raw materials, logistics, advertising, professional services and much more, that we can most influence change and help our business grow. We partner with around 56,000 suppliers to innovate our products and support mutual and sustainable growth.

An agile pandemic response

The events of 2020 highlighted the strength and agility of our supplier partnerships. By supporting each other during the pandemic, we were able to maintain business continuity in the face of workforce shortages, closed borders and unanticipated surges and drops in demand for product categories. In March, we offered cash flow relief to our smallest and most vulnerable customers and suppliers to help them cope with financial liabilities and maintain livelihoods. We protected employment by, for example, continuing to pay service suppliers – such as cleaners – for three months despite offices being closed. We helped to keep our suppliers functioning by providing them with PPE and creating a supplier webpage with information on hygiene protocols and guidelines for safe practices in light of Covid-19. And we worked side by side with our supply partners to respond to the worldwide need for medical supplies – sourcing 250,000 Covid testing kits, 600 ventilators and millions of masks for places where they were most needed.

Covid-19 has shown both the vulnerabilities and tremendous value of our suppliers and partners. We believe our strong partnerships pave the way to a green recovery and to a more resilient and agile supply chain.

Marc Engel

Chief Supply Chain Officer

Our suppliers provided critical operational support as we responded to extraordinary surges in demand – increasing production volumes as much as 500 times for some personal hygiene products such as hand sanitiser. To meet the spike in demand, we adapted seven Unilever sites and added 54 new third-party manufacturing partners over four months – and worked with PaKLab, one of our existing third-party manufacturers, to develop and produce a new sanitising product for Suave. And we formed cross-industry collaborations to get essential goods to vulnerable areas at speed. For example, we provided 270,000 bottles of surface cleaner to hospitals and neighbourhoods in São Paulo, Brazil, involving Heineken donating the alcohol, partners ALPLA, WestRock and Alemolde producing packaging, and third-party manufacturers producing the cleaner itself.

With borders shut due to lockdown in many of our markets, we also joined forces with suppliers to call on governments to open borders for essential goods such as food, hygiene and cleaning products. Our strong relationships with suppliers all over the world meant that we were able to quickly shift our procurement of essential materials in response to temporary sourcing issues in some countries.

The speed and agility of our supply chain does not come at the expense of safety or product quality. Our long-established Safety & Environmental Assurance Centre (SEAC) works with teams across the business to ensure the safety and environmental sustainability of our products, and the processes used to manufacture them. We have responded to the challenge of Covid-19 by introducing more effective ways of working. We have introduced Quality Expertise ‘support centres’ to provide rapid responses to questions and launched a new digital quality platform to improve the way we collect and manage critical product safety data. And we also continue to closely monitor consumer feedback to ensure that we respond quickly to any emerging issues.

Partnering with purpose

The support of our direct suppliers, who are the gateway to the millions of people in our wider supply chain, is critical to our progress towards key aims such as reducing carbon emissions, stopping deforestation and improving diversity and inclusion. We can only achieve our ambitious goals by bringing our supply partners with us – in doing so, we believe we’re positioning both our business and theirs for growth. Our relaunched Partner for Purpose programme aims to create an open, inclusive ecosystem of supply partners to deliver our innovation, growth and sustainability priorities. As we challenge our existing suppliers to make the necessary changes to step towards our goals, we also support them as they innovate for a better future.

Unilever Annual Report on Form 20-F 2020	27

Protecting climate and nature

We announced new goals to achieve net zero carbon emissions from all our products, from sourcing to point of sale, by 2039 and to eliminate deforestation from our supply chain by 2023. Influencing our suppliers and supporting them to make positive changes is key to achieving these goals. After all, the vast majority are emissions from our supply chain or consumers using our products. This is why we’re asking existing suppliers to adopt targets to cut emissions, and why we’re prioritising partnerships with new suppliers who already have science-based emissions targets in place. We’re also supporting suppliers through, for example, the new 1.5°C Supply Chain Leaders initiative. See page 28 for more on how we’re working with suppliers towards our climate and nature goals.

Sustainable sourcing is a cornerstone of our approach to drive sustainability throughout our supply chain, from the largest commodity suppliers to smallholder farmers. It involves raising the standard of agricultural practices to drive social, economic and environmental improvements, often through third-party certification. In 2010, we set a target to source all our raw materials sustainably – and in 2020, 67% of our agricultural raw materials were sustainably sourced compared to 14% in 2010. To maximise our impact, we focused on sustainably sourcing the 12 key crops and commodities – such as palm oil, paper and board, soy, sugar and tea – that make up around two-thirds of our agricultural raw materials. 92% of these key ingredients, including 99.6% of our palm oil, were sustainably sourced in 2020.

Our innovation partners are helping us develop more planet-friendly products and ingredients. For example, we’re working with Evonik on biodegradable cleaning ingredients and with SABIC to develop recycled plastic ice cream tubs for Magnum, rolling out 7 million across Europe in 2020. In our Home Care division, for example, we’re starting to model the impact of different product ingredients on carbon emissions to understand how to reduce our footprint most quickly.

 See our website for more on sustainable sourcing

In focus:
Technology for transparency

To improve the visibility and traceability of our commodity supply chains, we’re using satellite imagery, geolocation data, blockchain and AI. We’re part of Global Forest Watch, a group of companies developing radar technology to detect deforestation more quickly and accurately. In 2020, we began working with US geospatial analytics specialist Orbital Insight to get data around the ‘first mile’ in our supply chains. Working with Google Cloud, we then refine this data to get accurate images of the forests, biodiversity and water cycles that intersect our supply chain.

56,000 direct suppliers in 150 countries

Making our supply chain more diverse

Creating a diverse supply chain, not only reduces risk but can also unlock innovation and agility within businesses. We’re aiming to spend €2 billion annually by 2025 with suppliers that are majority-owned, managed and controlled by women, racial or ethnic minorities, LGBTQI+ or people with disabilities. We want our supplier base to reflect the diversity of our consumers – and, with this in mind, are expanding our supplier diversity programmes in North America and South Africa into other regions around the world and building on their successes and learnings.

Our well-established North American programme, for example, identifies opportunities to partner with under-represented groups in businesses. Through initiatives like making sure every tender process includes at least one diverse supplier, our North American business has more than doubled its spend with diverse suppliers since 2017 and was shortlisted for a World Procurement Supplier Diversity & Inclusion award in 2020.

 See our website for more on inclusion and diversity

Intelligent growth

The need to react quickly to the unexpected, particularly during the early stages of the pandemic, highlighted the increasing importance of technology for an agile and future-fit supplier ecosystem. As we worked alongside suppliers to respond to the surges and falls in demand across different product categories, the value of data insights, smarter sourcing and more real-time visibility of goods and logistics became very clear. This is a critical focus for us – we’re using increasingly sophisticated digital tools to identify new potential innovation partners, bring new suppliers on board, audit suppliers virtually, and monitor logistics and supply risk in real time.

28	Unilever Annual Report on Form 20-F 2020

Planet & society

Without natural resources and the millions of

people who source, make and sell our products,

our business simply can’t grow.

The interconnection between a healthy natural world and a thriving society was thrown into sharp relief in 2020. By protecting nature and improving health and livelihoods, we will have a positive impact on the planet, on people and, ultimately, on our own business.

Tackling climate change and social inequality have long been at the heart of our sustainability agenda. But more of the same isn’t going to bring emissions down in line with the Paris Agreement, or end poverty. That’s why we’ve set ambitious new targets for improving the health of the planet and contributing to a fairer and more socially inclusive world, with aggressive timelines. And we’re encouraging others – such as our suppliers and industry peers – to take bold steps, since only through working together can we make sustainable living commonplace.

Improving the health of the planet

The damaging effects of climate change and nature loss are becoming more obvious each year. As a large global company with a vision to be the leader in sustainable business, we have an opportunity to not just reduce our impact on the environment but to also have a more positive one. With this in mind, we set new targets to replace the Unilever Sustainable Living Plan (USLP) goals which concluded in 2020. While we have made notable progress in areas we control, such as our own manufacturing, we didn’t achieve as much as we hoped on some of the key environmental issues that involve our suppliers or consumers. For example, we fell short of our water target that involved reductions during consumer use. So we’re building on what we’ve learnt and widening our influence. See page 34 for details of our performance.

Net zero emissions

There’s no doubt that the world needs to decarbonise, and quickly. We intend to lead this transformation and this year announced a new target to achieve net zero emissions from sourcing to point of sale, by 2039. This means removing as much carbon from our operations and supply chain as we can, and only offsetting the remaining emissions as a last resort. In our own manufacturing operations, we’ve reduced CO2 from energy per tonne of production by 75% compared to 2008 and are finding ways to replace fossil fuel energy with renewable energy – 2020 was our first full calendar year that we operated our factories with 100% renewable grid electricity. As a result, our Scope 2 emissions fell by 61% versus last year. And this year, 52% of our total energy use in manufacturing was generated from renewable resources. Across our operations, we have reduced Scope 1 and 2 emissions from energy and refrigerant use by 60% since 2015, mainly due to our accelerated use of renewables and the phasing out of coal from our energy mix, which is now restricted to a small number of factories. We remain committed to fully eliminating coal.

We have a responsibility to help tackle the climate crisis: as a business, and through direct action by our brands.

Alan Jope

Chief Executive Officer

Emissions from our operations are only a small part of our overall footprint. Progress against our target to halve the greenhouse gas impact of our products across the lifecycle has been slower than expected. Since 2010, our greenhouse impact per consumer use has reduced by 10% (against a restated baseline, see page 56 for more). We are making good progress particularly in Foods & Refreshment and Home Care where we have reduced per consumer greenhouse gas emissions since 2010 by 30% and 37% respectively. The per consumer use greenhouse impact of our Beauty & Personal Care Division has increased by 10% over the same period, driven primarily by the acquisition of brands with high greenhouse gas emissions associated with consumer hot water use, including hair and bath/shower products.

We’re working beyond Unilever to get our suppliers on board as we work towards decarbonisation (see page 27). The size and scale of our 400+ brands – their production, use and influence – are some of our strongest levers in our fight against climate change. A focus on planet and people is at the core of each division’s strategy – see pages 20 to 21 for more. Our brands will invest, partner and innovate through our new €1 billion Climate & Nature Fund over the next ten years to remove carbon emissions from the making and use of our products and from the environment. To support consumers who want to lead lower carbon lives, we have also committed to communicate the carbon footprint of every product we sell.

In September we also announced a transformational Clean Future programme for our cleaning and laundry products that will invest an additional €1 billion over the next ten years to remove all fossil-fuel derived carbon from products by moving to 100% renewable or recycled carbon. See page 23 for more.

To help the world move faster towards decarbonisation, we’ve joined the 1.5°C Supply Chain Leaders initiative and endorsed a new SME Climate Hub launched in September. Through this platform, we’ll work with other leading multinationals to help small and medium-sized organisations – both in our supply chain and beyond – put climate strategies into place to reach net zero emissions by 2050.

We continue to report in line with the recommendations of the Task Force on Climate-related Financial Disclosures – see pages 51 to 57 for more. In 2021, we will publish our climate transition action plan

Unilever Annual Report on Form 20-F 2020	29

and seek a non-binding advisory vote from shareholders on our emissions reduction targets and our plans to achieve them.

 See our website for more on climate action

A waste-free world

We’re working to reduce plastic pollution through targets focused on an absolute reduction, using more recycled and less virgin plastic, improving the recyclability of our plastic and collecting more plastic than we sell. These build on the progress we’ve made towards our long-held commitment to send zero non-hazardous waste to landfill from our factories, which we maintained again in 2020. Hazardous waste from our factories increased by 23% due to the classification of personal protective equipment in many countries as hazardous, coupled with the closure of waste handling sites. We have made solid year-on-year progress towards our target to halve the waste associated with the disposal of our products – by the end of 2020 we had reduced this by 34%.

The pandemic has brought new challenges in tackling plastic pollution. It is imperative we, and the rest of industry, stay the course. In many cases our brands are stepping up their efforts. Dove has launched new 100% recycled plastic bottles in North America and Europe, Magnum introduced 7 million ice cream tubs made from food-grade recycled plastic, and laundry brand Seventh Generation now has a zero-plastic range.

This isn’t a problem we can solve alone. We are working across our value chain on key issues such as packaging design, collection and new business models. In India, for example, we’re working with the United Nations Development Programme to protect the livelihoods of informal waste collectors and to collect, segregate and recycle plastic packaging. Our CEO co-sponsors the Consumer Goods Forum Plastic Waste Coalition of Action. In March, we signed the European Plastics Pact to accelerate progress towards the reuse and repurposing of plastic. In June, we renewed our strategic partnership with the Ellen MacArthur Foundation, and in October, we signed a manifesto supporting a UN treaty to eliminate plastic pollution from oceans by 2040. See pages 58 to 59 for more about our work on plastic.

 See our website for more on plastic

In focus:
Brands taking a stand on climate

Our brands are working in a variety of ways to help us move towards our climate commitments. Laundry brand Seventh Generation is investing in initiatives to reduce its carbon emissions. Foods & Refreshment brands like Knorr and more recent acquisitions like The Vegetarian Butcher are working to lower emissions by inspiring more plant-based eating. And Love Beauty and Planet is giving $40 (per tonne of carbon) to a carbon tax fund supporting programmes reducing carbon emissions and landfill waste.

€1bn Climate & Nature Fund announced in June 2020

Protecting and regenerating nature

With an agricultural footprint of more than 3 million hectares, we have a responsibility to preserve land for future generations. We’re aiming to achieve this through sustainable sourcing of our key commodities, regenerative agriculture practices and a deforestation-free supply chain, enabled by greater transparency.

We’ve been at the forefront of efforts to tackle commodity-driven deforestation over the last decade. This year, we announced our aim to reach a deforestation-free supply chain by 2023, following on from the original Consumer Goods Forum industry target of zero net deforestation by 2020. To achieve this, we’re focusing our efforts on crops with a high risk: palm oil, soy, paper and board, tea and cocoa. We introduced a new sourcing policy for these materials that clearly lays out our requirements and expectations of our suppliers. We are making progress, particularly with palm oil and soy suppliers. Working with fewer palm oil mills, for example, allows us to better manage traceability and risk. So we’re refining our palm oil mill network from 1,600 to 500 mills by 2023. See page 27 for how we’re using technology to improve the transparency of our supply chain.

While sustainable sourcing and ensuring a deforestation-free supply chain is critical, lasting improvements to the soil and ecosystems we depend on simply won’t happen without more regenerative agricultural practices. To this end, we plan to launch new Regenerative Agriculture Principles in 2021. We’ll use these to set up best practice pilot projects with suppliers to support improvements in soil health, biodiversity, water quality and climate resilience.

Consumers want confidence that the products they’re buying come from suppliers with high environmental and social standards – and being transparent about our supply chain is key to this. We publish lists of our direct suppliers for soy, tea, paper and board – as well as both direct and indirect suppliers for palm (refineries, crushing facilities and mills) and cocoa (cooperatives). We also report publicly on the issues we face with palm oil suppliers so that others can see and act on these insights. This year we suspended 158 palm oil suppliers due to grievances for non-compliance against our palm oil sourcing policy.

Bringing smallholders and farmers on this journey with us is crucial – not just to protect the land and water and ensure the quality of our products, but also to improve social equity and the livelihoods of millions. Since 2011, across all our smallholder programmes, we’ve helped over 832,000 smallholder farmers access initiatives aiming to improve their agricultural practices. And we’re extending our support to help smallholders to diversify their incomes and tackle climate change.

 See our website for more on protecting nature

30	Unilever Annual Report on Form 20-F 2020

Planet & society continued

Protecting water

Access to safe water is a basic human right. It’s become even more critical this year, with the importance of good hygiene in protecting against Covid-19. And water scarcity and climate change are, of course, inextricably linked. While we fell some way short of our 2020 targets for water connected to the consumer use of our products, we made good progress in reducing the water used in manufacturing, cutting this by 49% since 2008 and hitting our 2020 target two years early. We’re continuing to produce and promote products that use less water. And to protect aquatic ecosystems, we’re developing more biodegradable products and are aiming to make our product formulations biodegradable by 2030.

We also work to promote good water management, particularly in water-stressed areas. This year, we announced that we’ll aim to establish water stewardship programmes around 100 sites in water stressed areas by 2030 and have joined the Alliance for Water Stewardship. We’ll build on our success in managing water in our factories to embed good community water management practices in water-stressed countries using what we’ve learned from our Prabhat water stewardship programme in India, which since 2013 has conserved over 50 billion litres of water so far. And, as part of the 2030 Water Resources Group hosted by the World Bank, we’re also working with governments and other stakeholders to improve water resilience across India, Brazil, South Africa, Vietnam and Bangladesh.

 See our website for more on water stewardship

A fairer and more inclusive world

Our business relies on the millions of people who work in our value chain – including farmers, factory workers, small shop owners, waste recyclers and others. We can only create widescale change by giving people opportunities to improve their livelihoods. So we work to improve people’s health, confidence and wellbeing; to create opportunities for all; and to respect and promote human rights.

This year was hard for many in our value chain, but it reinforced the importance of collaborating with others. We continued to work to eradicate forced labour, particularly in the palm oil industry, including through the Consumer Goods Forum – and to push for fair opportunities and access to rights for all through the Business for Inclusive Growth (B4IG) coalition.

Promoting human rights

Respecting and promoting human rights is a non-negotiable part of working with Unilever. Safe working conditions became even more critical in 2020, particularly for frontline factory workers in our own operations and extended supply chain who were critical in meeting changes in demand due to Covid-19.

We’re continuing to roll out our Responsible Sourcing Policy (RSP), which sets standards on human and labour rights, to all Unilever suppliers – in 2020, 83% of our procurement spend was through suppliers meeting these requirements. While this falls short of our 2020 target, partly due to slower progress during the pandemic, we remain committed to increasing supplier compliance. We plan to relaunch our RSP in 2021 with an expanded focus on climate and nature. We’re also rolling this out to our suppliers beyond tier 1 (those that directly invoice us), preparing them for our future requirements and encouraging the embedding of rights into more flexible employment models such as the gig economy.

We work with third parties to remediate and improve any poor practices identified through screening or auditing. During 2020, we launched a virtual auditing programme to continue monitoring human rights in our extended supply chain. Those who are unwilling or unable to comply with the RSP – or the Responsible Business Partner Policy which applies to partners who are not suppliers – are subject to delisting.

While there’s still much to be done, we are moving in the right direction – as shown by our joint first ranking in the Corporate Human Rights Benchmark and first ranking in agricultural products industry.

 See our website for more on human rights

Raising living standards

Paying all workers fairly for the work they do is a fundamental human right. In January 2021, we announced a goal that everyone who directly provides goods and services to Unilever will earn at least a living wage or a living income by 2030. We will specifically focus on the most vulnerable workers in manufacturing and agriculture, working with stakeholders to raise living standards through supplier selection practices, collaboration and advocacy wherever we operate.

We have been working to improve the incomes of small-scale retailers in our distribution network for a number of years. While we missed our original target to reach 5 million small retailers, in 2021 we set a new goal building on the lessons we learned to help 5 million small and medium-sized enterprises in our retail value chain grow their business through access to finance, technology and digital skills by 2025.

 See our website for more on raising living standards

Opportunities for all

To be a truly inclusive business, we need to make sure women, especially women from under-represented groups, have the same access as men to opportunities. We continue to invest in women’s livelihoods to benefit families and communities, and to grow our business.

A number of our brands, including Sunsilk, TRESemmé, Radiant and Glow & Lovely have developed their brand purpose around skills and confidence-building, particularly focused on women. Glow & Lovely continued to offer scholarships, education and training to Indian women. And our Sunlight dishwashing brand continued its work in Indonesia with UN Women, through the WeLearn online learning platform for women entrepreneurs. Through their efforts, we’ve enabled over 2.6 million women to access initiatives aiming to develop their skills – short of our 5 million goal.

Unilever Annual Report on Form 20-F 2020	31

Many of the small shops who sell our products are run by women – and, building on initiatives like our Shakti programme, we’re now offering interest-free credit for small shop owners. Our Jaza Duka partnership with Mastercard has helped 20,000 shop owners in Kenya, many of whom are women, access credit through a digital platform.

Our brands are also taking decisive actions to tackle racial discrimination and social injustice. In the US, our brands rallied around a Unilever-led United For America campaign to help the hardest-hit US communities in the wake of the Covid-19 pandemic. This included a United For America X Luminary Fellowship Program, rolled out across several cities, to help women-owned businesses adapt and keep people employed. 80% of the fellowships will go to businesses owned by women of colour. SheaMoisture expanded its support for Black women in the US, announcing a fund for activists promoting social change.

The size of our supply chain gives us the chance to have a significant impact on the lives of under-represented groups through our spending decisions. See page 27 for more on our new diverse supplier commitment. As the world’s second largest advertiser based on our media spend, we can also challenge stereotypes through our advertising. That’s why we have committed to increase the number of advertisements that feature diverse groups of people.

 See our website for more on inclusion and diversity

Better health and hygiene

Since 2010, Lifebuoy and Domestos have worked extensively to improve hygiene and sanitation for millions of people around the world. Lifebuoy has reached over 1 billion people with its handwashing campaigns – and Domestos, working with UNICEF, has helped more than 29 million people access better sanitation and hygiene (2012 to 2020). This year, we also committed €100 million for donations of soap, sanitiser, bleach and food to help those affected by the pandemic. With the UK’s Foreign, Commonwealth & Development Office, we launched a global handwashing campaign aimed at reaching one billion people, including the donation of over 20 million hygiene products for those with poor sanitation or health systems.

 See our website for more on health and wellbeing

Healthier eating

Through our biggest food brands like Knorr and Hellmann’s, we continued to promote healthy and affordable diets. We achieved our ambition of doubling the proportion of products meeting the Highest Nutritional Standards (based on globally recognised dietary recommendations), now at 61% of our Foods portfolio. We also continued to reduce the sugar and salt in our products. To continue to raise our ambition levels, a new commitment was agreed to double the number of products sold with micronutrients as well as nutritious ingredients like vegetables, fruit and beans. And we’re adding more plant-based products across our Foods portfolio – we aim to achieve annual sales of €1 billion in plant-based meat and dairy alternatives over the next five to seven years. See page 22 for more.

Our Compass strategy puts sustainability at the heart of our business. We’re setting out to prove that sustainability not only benefits people and planet, but that it also drives superior business performance.

Rebecca Marmot

Chief Sustainability Officer

Fortifying our most popular and affordable products is another key area of focus. In 2020, we hit the milestone of providing 100 billion servings of food containing the key micronutrients iron, iodine, zinc and vitamins A and D – halfway to our goal of 200 billion by 2022. Our 2020 acquisition of GSK’s Consumer Healthcare business in South Asia gives us important new products aimed at improving child nutrition and women’s wellbeing, such as the Horlicks range. In recognition of our commitment to nutrition, Hindustan Unilever Limited was ranked joint first in the Access to Nutrition India Spotlight Index 2020.

Our Foods & Refreshment brands continued to encourage nutritious choices through clear labelling, balanced portions and nutritious cooking campaigns, which also supported the many people cooking more at home during the pandemic – see page 21 for more.

 See our website for more on improving nutrition

Sustainability rating	Performance in 2020

S&P Dow Jones Sustainability Index Sector: Personal Products	Score: 90/100 – Industry Leader ‘Gold Status’

CDP	Climate score: A (A List)
Sector: All sectors	Water score: A (A List)
Palm oil score: A-
Soy score: A-
Timber score: A-

GlobeScan Sustainability Leaders Survey	Ranked 1st overall
Sector: All sectors

S&P Global Ratings	ESG score: 89/100
Sector: Consumer Products

Sustainalytics	ESG risk rating: Medium
Sector: Personal Products	ESG management score: Strong

32	Unilever Annual Report on Form 20-F 2020

Shareholders

In a volatile and unpredictable year, we have demonstrated

our resilience and agility while delivering a step-up in

competitive performance.

This year, we drew on our market agility and our five growth fundamentals to navigate the uncertainty and volatility of the Covid-19 pandemic. Our immediate response to the impact of Covid-19 was to focus on protecting our people, safeguarding supply, responding to new patterns of demand, supporting our communities, and preserving our cash and balance sheet strength.

We demonstrated the resilience of our business in 2020 and unlocked new levels of agility in responding to unprecedented fluctuations in consumer demand and channel dynamics. Our focus on operational excellence and the fundamentals of growth delivered an improvement in competitiveness. And we continued to strengthen our business by unifying our dual-headed legal structure, which will give us more strategic flexibility for portfolio evolution, remove complexity and further strengthen our corporate governance.

Our performance in 2020

In the early days of the pandemic, we decided the best way to manage our business was to refocus on competitive growth and delivering underlying operating profit and free cash flow. We’ve performed well against these objectives – with more than 60% of our business winning market share in the last quarter in the markets that we measure.

Our 2020 profitability was healthy, despite the additional Covid-19 costs. Underlying operating profit of €9.4 billion declined by 5.8% but rose by 0.7% at constant exchange rates. Underlying operating margin fell by 60bps driven by gross margin which declined by 50bps. This includes a negative impact of 90bps from Covid-19, reflecting additional costs in adapting our supply chain and adverse mix.

Meanwhile, our focus on protecting cash and keeping our operations running efficiently led to €7.7 billion of free cash flow. This increase of €1.5 billion was driven by favourable movements in working capital, as we increased our focus on payments from our customers (receivables) and rephased our capital expenditure in light of Covid-19.

We grew underlying sales by 1.9% in 2020, with volumes growing 1.6% and 0.3% from price. Category and demand patterns varied throughout the year and by market, driven by the differing status of lock-down restrictions.

1.9% underlying sales growth in 2020

Our turnover decreased by 2.4%, primarily driven by a negative currency impact of 5.4%, with a positive impact of 1.2% from acquisitions net of disposals. Our eCommerce sales grew by 61% as we captured demand in online channels – and is now 9% of Unilever’s sales. See pages 36 to 37 for more on Divisional, category and market performance.

Our strategic choices for future success

In early 2021, we set out in detail the Unilever Compass strategy to deliver our vision. It guides our decisions and actions in five key areas: portfolio, brands, markets, channels and culture. All of this is underpinned by our focus on creating value through our multi-year financial framework.

1. Developing our portfolio into high growth spaces

We hold clear global leadership positions in six categories; and in a seventh, we lead in terms of volume sold but not yet value. More than 50% of our global turnover comes from our 13 biggest brands, each generating more than €1 billion of sales in 2020.

We’re building on this by continuing to evolve our portfolio in higher growth areas such as hygiene, prestige beauty, plant-based foods and functional nutrition – this will continue to influence the choices we make for organic investment as well as acquisitions and disposals. In 2020, we continued to expand our portfolio in functional nutrition through the acquisition of iconic health food drinks brands Horlicks and Boost as well as SmartyPants Vitamins and Liquid I.V. (see page 20 for more).

During the year, we also conducted a strategic review of our global tea business – which includes brands such as Lipton, Brooke Bond and PG Tips – concluding that we would separate out the tea business as we evolve our portfolio (with the exception of our business in India and Indonesia and the partnership interests in the ready-to-drink tea joint ventures).

Unilever Annual Report on Form 20-F 2020	33

2. Winning with our brands as a force for good, powered by purpose and innovation

We have a long track record as a leader in sustainability. We’re continuing to lead the way in sustainable business – ramping up our commitments on climate, nature and creating a fairer world (see pages 10 to 11 for more). We’re embedding these commitments at the heart of our divisional, category and brand agendas.

Our purposeful brands are key to delivering our sustainability ambitions and they are starting to cut through. Consumers now see 60% of our brands as more purposeful, taking meaningful, tangible action on issues that they care deeply about. We’re innovating to ensure our brands also excel through their quality and efficacy. See the consumer review on pages 20 to 23 for more examples of brands with purpose and innovation.

3. Accelerating in the USA, India, China and key growth markets

We have strong brand and category positions in major markets such as the US and China and a market leadership position in India – together these three countries represent nearly 35% of our turnover today and are forecast to account for over half of global GDP growth by 2030. Beyond these three key markets lies much opportunity in key growth markets of the future – for example our strong operating businesses in Brazil, Indonesia, Philippines, Thailand and Mexico, each deliver more than €1 billion in sales every year – and we’re continuing to build on our unrivalled route-to-market strength in these and other expanding markets.

In focus:
Our multi-year financial framework

We will deliver long-term value creation by continuing to evolve our portfolio and driving earnings growth, a strong cash flow and a growing dividend. We expect to do this through:

◾  Underlying sales growth ahead of our markets, delivering

USG in the range of 3% to 5%

◾  Profit growth ahead of sales growth, on a comparable

basis

◾  Sustained strong cash flow over the long term

◾  Savings of €2 billion per year from our well-established

Fuel for Growth savings programmes

◾  Restructuring investment of around €1 billion for 2021 and

2022; lower thereafter

◾  ROIC in the mid-to-high teens

◾  Net debt to underlying EBITDA at around 2x

€7.7bn free cash flow in 2020

4. Leading in the channels of the future

We’re designing for growth channels like eCommerce through focused channel teams working to make sure we have the right portfolio and execution with strategies based on deep shopper insights. Our eCommerce focused innovations include smart packaging solutions designed for home delivery.

The right portfolio for eCommerce must be supported by operations built for this channel, from demand-anticipating algorithms to fast order fulfilment, and we’re becoming more agile throughout our supply chain and operations. The explosion of eCommerce is also transforming the decades-old distributive trade and bringing new opportunities for our eB2B programmes. See the customers, suppliers and business partners review on pages 26 to 27 for more.

5. Building a purpose-led, future-fit organisation and growth culture

Our people are key to delivering our strategy, so we’re focusing on our capacity, capability and culture. Agile ways of working and digital transformation are allowing us to find new capacity and refocus our people on the highest value work. We’re equipping our employees with the skills they’ll need to adapt to a changing world of work and to continue to grow our business. See pages 16 to 19 for more on our people.

We’re continuing to unlock fuel for growth through our established savings programmes like 5S (a holistic programme covering pricing, product sourcing and product design) and zero-based budgeting, as well as our organisational change programmes.

In 2021 and beyond, we will continue to demonstrate how sustainable business drives superior performance – building on our strengths that position us well for the consumer and demographic trends of the future, and delivering on our strategic choices to create long-term value for all our stakeholders.

34	Unilever Annual Report on Form 20-F 2020

Our performance

We measure our success by tracking both non-financial

and financial key performance indicators.

Non-financial performance

	Target	2020	2019	2018

Improving health & wellbeing

Health & hygiene Target: By 2020 we will help more than a billion people to improve their health and hygiene. This will help reduce the incidence of life-threatening diseases like diarrhoea(a)	1 billion	On ground reach: 625 million	On ground reach: 615 million	On ground reach: 570 million

		TV reach: 715 million	TV reach: 710 million	TV reach: 670 million

Nutrition Target: By 2020 we will double (i.e. up to 60%) the proportion of our portfolio that meets the Highest Nutritional Standards, based on globally recognised dietary guidelines	60%	61%†	56%à	48%

Reducing environmental impact

Greenhouse gases Target: Halve the greenhouse gas impact of our products across the lifecycle (from the sourcing of the raw materials to the greenhouse gas emissions linked to people using our products) by 2030 (greenhouse gas impact per consumer use; 2010 baseline)(c)(d)	(50%)	(10%)	(8%)(b)à	(3%)(b)

Target: By 2020 CO2 emissions from energy from our factories will be at or below 2008 levels (≤145.92) despite significantly higher volumes (reduction in CO2 from energy in kg per tonne of production since 2008)*

	≤145.92	36.94†	50.76à	70.46Δ

Water Target: Halve the water associated with the consumer use of our products by 2020 (water impact per consumer use; 2010 baseline)(c)	(50%)	0%	1%à	(2%)

Target: By 2020 water abstraction by our global factory network will be at or below 2008 levels (≤2.97) despite significantly higher volumes (reduction in water abstraction in m³ per tonne of production since 2008)*

	≤2.97	1.52†	1.58à	1.67Δ

Waste Target: Halve the waste associated with the disposal of our products by 2020 (waste impact per consumer use; 2010 baseline)(c)	(50%)	(34%)†	(32%)	(31%)

Target: By 2020 total waste sent for disposal will be at or below 2008 levels (≤7.91) despite significantly higher volumes (reduction in total waste in kg per tonne of production since 2008)*	≤7.91	0.34†	0.30à	0.23(e)

Sustainable sourcing Target: By 2020 we will source 100% of our agricultural raw materials sustainably (% of tonnes purchased)	100%	67%	62%à	56%

Enhancing livelihoods

Fairness in the workplace Target: By 2020 we will advance human rights across our operations and extended supply chain, by:

• Sourcing 100% of procurement spend from suppliers meeting the mandatory requirements of the Responsible Sourcing Policy (% of spend of suppliers meeting the Policy)	100%	83%†	70%	61%Δ

• Reducing workplace injuries and accidents by 50%, from 2.10 accidents per 1 million hours worked in 2008 (reduction in Total Recordable Frequency Rate of workplace accidents per million hours worked since 2008)*	1.05	0.63†	0.76(f)à	0.69Δ

Opportunities for women Target: By 2020 we will empower 5 million women, by:

• Promoting safety for women in communities where we operate (number of women)
• Enhancing access to training and skills (number of women)	5 million	2.63 million(g)†	2.34 million	1.85 millionΔ
• Expanding opportunities in our value chain (number of women)

• Building a gender-balanced organisation with a focus on management (% of managers that are women)*	50%	50%†	51%	49%Δ

Inclusive business Target: By 2020 we will have a positive impact on the lives of 5.5 million people by:

• Enabling 5 million small-scale retailers to access initiatives aiming to improve their income (number of small-scale retailers since 2015)	5 million	1.83 million(g)†	1.81 millionà	1.73 million

• Enabling 500,000 smallholder farmers to access initiatives aiming to improve their agricultural practices (number of smallholder farmers since 2011)	0.50 million	0.83 million(g)†	0.79 millionà	0.75 million

*	Key Non-Financial Indicators.
†	PwC assured in 2020. For details and 2020 basis of preparation see www.unilever.com/investor-relations/annual-report-and-accounts
à	PwC assured in 2019. For details and 2019 basis of preparation see www.unilever.com/planet-and-society/sustainability-reporting-centre/reporting-archive
Δ	PwC assured in 2018. For details and 2018 basis of preparation see www.unilever.com/planet-and-society/sustainability-reporting-centre/reporting-archive
(a)	The number of people reached through TV advertisements and programmes aimed at encouraging health and hygiene behaviour change (‘TV reach’) includes Signal, Dove and Lifebuoy.
(b)

We have restated the change in our GHG emissions ‘per consumer use’ for prior years as a result of incorporating new data relating to the usage of our products, which changed the estimated GHG emissions in our 2010 baseline. See page 56 for more information.

(c)	Brackets around our GHG, waste and water footprints indicate that we have reduced our footprints by the numbers quoted.
(d)	Target approved by the Science Based Targets initiative.
(e)	Restated from 0.20 kg/tonne of production due to a classification error during the data reporting process.
(f)

2019 Total Recordable Frequency Rate (TRFR) included for the first time all acquisitions which operate as decentralised business units, as we now have processes in place to collect the data. Had we included these acquisitions in 2018, our reported TRFR would have been approximately 6% higher.

(g)	Around 592,000 women have accessed initiatives under both the Inclusive business and the Opportunities for women pillars in 2020.

Unilever Annual Report on Form 20-F 2020	35

Financial performance

	2020		2019		2018

Group
Turnover growth Turnover growth averaged (0.9)% over five years	(2.4%	)	2.0%		(5.1%	)

Underlying sales growth* Underlying sales growth averaged 2.9% over five years	1.9%		2.9%		3.2%

Underlying volume growth* Underlying volume growth averaged 1.3% over five years	1.6%		1.2%		1.9%

Operating margin	16.4%		16.8%		24.8%

Underlying operating margin*	18.5%		19.1%		18.6%

Free cash flow*	€7.7 billion		€6.1 billion		€5.4 billion

Cash flow from operating activities	€10.9 billion		€10.6 billion		€9.6 billion

Net cash flow (used in)/from investing activities	(€1.5) billion		(€2.2) billion		€4.6 billion

Net cash flow (used in)/from financing activities	(€5.8) billion		(€4.7) billion		(€12.1) billion

Divisions

Beauty & Personal Care

Turnover	€21.1 billion		€21.9 billion		€20.6 billion

Turnover growth	(3.4%	)	6.0%		(0.3%	)

Underlying sales growth	1.2%		2.6%		3.4%

Operating margin	20.4%		20.7%		20.2%

Underlying operating margin	21.7%		22.7%		22.0%

Foods & Refreshment

Turnover	€19.1 billion		€19.3 billion		€20.2 billion

Turnover growth	(0.8%	)	(4.6%	)	(9.9%	)

Underlying sales growth	1.3%		1.5%		2.2%

Operating margin	14.4%		14.6%		36.0%

Underlying operating margin	17.0%		17.5%		17.7%

Home Care

Turnover	€10.5 billion		€10.8 billion		€10.1 billion

Turnover growth	(3.4%	)	6.9%		(4.2%	)

Underlying sales growth	4.5%		6.1%		4.7%

Operating margin	11.9%		12.7%		11.7%

Underlying operating margin	14.5%		14.8%		13.3%

*	Key Financial Indicators.

Underlying sales growth, underlying volume growth, underlying operating margin and free cash flow are non-GAAP measures. For further information about these measures, and the reasons why we believe they are important for an understanding of the performance of the business, please refer to our commentary on non-GAAP measures on pages 39 to 43.

36	Unilever Annual Report on Form 20-F 2020

Financial review

2020 performance

The Group generated turnover of €50.7 billion, operating profit of €8.3 billion, net profit of €6.1 billion and free cash flow of €7.7 billion.

Turnover declined by 2.4%. This included an unfavourable currency impact of 5.4% driven by weakening of currencies in our key markets such as Brazil, Argentina and India. Underlying sales growth contributed 1.9% to turnover. Covid-19 had a significant impact on consumer behaviour and on the performance of a number of our categories. There was growth in hand and home hygiene, laundry products and in-home food and refreshment. However sales in personal care except for hygiene products were adversely impacted. Food solutions and out of home ice cream sales declined, impacted by channel closures. Overall acquisition and disposal activities made a positive contribution of 1.2% to turnover mainly from the health food drinks portfolio acquired from GlaxoSmithKline. This included brands such as Horlicks and Boost. This acquisition along with the acquisitions of Liquid IV and SmartyPants Vitamins in the USA, increased Unilever’s presence in functional nutrition. More details on acquisitions and disposals are in note 21 on pages 162 to 165.

Emerging markets underlying sales grew by 1.2%. In China and India sales were severely impacted by strict lockdowns at the beginning of the year but returned to growth in the second half. Latin America grew mid-single digit and Indonesia grew slightly. Developed markets underlying sales grew by 2.9% led by a strong performance in North America in-home foods. Europe declined by 1.0% for the full year due to a continued deflationary retail environment and a decline in out of home ice cream, but returned to growth in the final quarter. Globally, eCommerce grew by 61% during the year and now accounts for 9% of Unilever sales.

Operating profit was €8.3 billion which included €1.1 billion of non-underlying items, primarily restructuring costs. Restructuring costs are comprised of supply chain optimisation projects to improve gross margin and improve network agility, and organisational change projects to reduce overheads. The Supply Chain investments were concentrated in the manufacturing and logistics networks, particularly in Europe and the Americas.

Underlying operating profit was €9.4 billion, a decrease of 5.8%. This included an unfavourable currency impact of 6.5%. Underlying operating margin decreased by 60bps. Gross margin decreased by 50bps which included a negative impact of 90bps from the additional costs needed to adapt and run our supply chain plus an adverse product mix impact as a result of changes in consumer behaviour relating to Covid-19. Brand and marketing investment as a percentage of turnover was flat year on year. While investment was conserved in the first half during the early lockdown periods, we invested strongly behind our brands in the second half. Overheads increased by 10bps reflecting an adverse currency impact.

Free cash flow was €7.7 billion in 2020 compared to €6.1 billion in the prior year. The improvement was led by favourable working capital movements as well as lower capital expenditure following re-phased investment to preserve cash and supply flexibility in light of Covid-19.

Highlights for the year ended

	Beauty & Personal Care		Foods & Refreshment		Home Care		Group

	2020	2019	2020	2019	2020	2019	2020	2019

Turnover (€ million)	21,124	21,868	19,140	19,287	10,460	10,825	50,724	51,980

Underlying sales growth (%)	1.2	2.6	1.3	1.5	4.5	6.1	1.9	2.9

Underlying volume growth (%)	1.2	1.7	0.1	(0.2)	5.1	2.9	1.6	1.2

Underlying price growth (%)	–	0.9	1.1	1.7	(0.6)	3.1	0.3	1.6

Operating profit (€ million)	4,311	4,520	2,749	2,811	1,243	1,377	8,303	8,708

Underlying operating profit (€ million)	4,591	4,960	3,257	3,382	1,519	1,605	9,367	9,947

Operating margin (%)	20.4	20.7	14.4	14.6	11.9	12.7	16.4	16.8

Underlying operating margin (%)	21.7	22.7	17.0	17.5	14.5	14.8	18.5	19.1

Return on assets (%)	140	124	69	61	129	99	102	89

Free cash flow (€ million)							7,671	6,132

Unilever Annual Report on Form 20-F 2020	37

Divisional review

Beauty & Personal Care

Turnover declined by 3.4% including an unfavourable currency impact of 5.4%. Underlying sales growth was 1.2% and there was a positive contribution of 0.9% from acquisition and disposal activities.

Skin cleansing saw mid-teens volume-led growth which was driven by the important role of hand hygiene in combatting the spread of Covid-19. Our Lifebuoy hygiene brand grew by over 50%, launching ‘H is for Handwashing’, an educational campaign to teach children the importance of handwashing with soap. Lockdowns and restricted living in our markets led to lower demand for skin care, deodorants and hair care, which each saw volume and price declines. Skin care declined high-single digit and deodorants declined mid-single digit. In hair care, growth in wash and care partially offset a decline in styling products, leading to a low-single digit decline overall. Oral care grew with price growth more than offsetting negative volumes driven by supply disruption related to lockdowns in key markets. Our Prestige Beauty business was impacted by health and beauty salon and retail closures, and declined low single digit. Prestige eCommerce performed strongly and over 50% of Prestige Beauty sales are now through eCommerce.

Underlying operating profit decreased by €369 million. This was due to a €169 million impact from the decline in turnover and €200 million from increased costs related to Covid-19 and an adverse product mix impact partially offset by a reduction in brand and marketing investment, as we conserved spend during lockdown periods, before significantly stepping up investment in the second half. Non-underlying items were €280 million, €160 million lower than prior year due to lower restructuring costs. Operating profit decreased by €209 million.

Foods & Refreshment

Turnover declined by 0.8% including an unfavourable currency impact of 4.2%. Underlying sales growth was 1.3% and there was a positive contribution of 2.3% from acquisitions and disposals.

Our retail foods business grew double digit, as restricted living led to more in-home eating occasions. Hellmann’s grew high-single digit, supported by its Stay In(spired) campaign, and our plant-based brand The Vegetarian Butcher grew by over 70%. Food solutions declined by 30% as out of home channels remained closed for much of the year. Despite significant decline in the out of home business due to channel closures, ice cream grew slightly overall as we rapidly shifted resources towards the in-home business. Ben and Jerry’s performed strongly, teaming up with Netflix on its new ‘Netflix and Chill’d’ variant. Tea grew low single digit.

Underlying operating profit decreased by €125 million. This was due to a €35 million impact from the decline in turnover and €90 million from increased costs related to Covid-19, an adverse product mix impact and higher commodity costs in the second half of the year. Non-underlying items were €508 million primarily related to restructuring and were €63m lower than prior year. Operating profit decreased by €62 million.

Home Care

Turnover declined by 3.4% including an unfavourable currency impact of 7.5% partially offset by underlying sales growth of 4.5%.

Our home and hygiene brands delivered high-teens volume-led growth as we responded to increased demand for products with germ-killing and antibacterial benefits. Domestos grew by over 25% as we launched the brand in China and introduced spray and wipe formats. Our living hygiene range of local brands grew over 50%, led by Lysoform’s educational campaigns in Italy. Within the fabric category, fabric solutions declined slightly, driven by lower consumer prices as we passed on some of the benefits of reduced commodity costs in the second half of the year. Capsules and liquids continued to grow. Low-single digit growth in fabric sensations was led by Indonesia and by Turkey, where our relaunched Snuggle (Yumos) brand performed well.

Underlying operating profit decreased by €86 million. This was due to a €54 million impact from the decline in turnover and €32 million from increased brand and marketing investment as we invested strongly behind our brands in the second half of the year. Overheads and gross margin improved, helped by lower material costs, despite Covid-19 related costs and negative price. Non-underlying items were €276 million, €48 million higher than prior year due to higher restructuring costs. Operating profit decreased by €134 million.

38	Unilever Annual Report on Form 20-F 2020

Financial review continued

Cash flow

Cash flow from operating activities increased by €0.3 billion primarily as a result of a €0.7 billion favourable working capital movement, partially offset by a decrease in operating profit of €0.4 billion. The working capital movement was driven by a focus on receivables with a cash inflow of €1.1 billion as well as a cash inflow from payables, partially offset by a cash outflow for inventories of €0.6 billion due to additional safety stock of high priority products and raw materials during the Coivid-19 pandemic.

	€ million 2020	€ million 2019

Operating profit	8,303	8,708

Depreciation, amortisation and impairment	2,018	1,982

Changes in working capital	680	(9)

Pensions and similar obligations less payments	(182)	(260)

Provisions less payments	(53)	7

Elimination of (profits)/losses on disposals	60	60

Non-cash charge for share-based compensation	108	151

Other adjustments	(1)	2

Cash flow from operating activities	10,933	10,641

Income tax paid	(1,875)	(2,532)

Net capital expenditure	(932)	(1,429)

Net interest and preference dividends paid	(455)	(548)

Free cash flow*	7,671	6,132

Net cash flow (used in)/from investing activities	(1,481)	(2,237)

Net cash flow (used in)/from financing activities	(5,804)	(4,667)

*	Certain measures used in our reporting are not defined under IFRS. For further information about these measures, please refer to the commentary on non-GAAP measures on pages 39 to 43.

Income tax paid decreased by €0.7 billion compared to the prior year partly due to the Spreads disposal in the prior year and the impact of currency.

Net cash flow used in investing activities was €1.5 billion compared to €2.2 billion in the prior year. Capital expenditure decreased following re-phased investment to preserve cash and supply flexibility in light of Covid-19.

Net out flow from financing activities was €5.8 billion compared to €4.7 billion in the prior year. In 2020 borrowings net of repayments was €1.1 billion higher than in the prior year.

Balance sheet

	€ million 2020	€ million 2019

Goodwill and intangible assets	34,941	31,029

Other non-current assets	16,561	17,347

Current assets	16,157	16,430

Total assets	67,659	64,806

Current liabilities	20,592	20,978

Non-current liabilities	29,412	29,942

Total liabilities	50,004	50,920

Shareholders’ equity	15,266	13,192

Non-controlling interest	2,389	694

Total equity	17,655	13,886

Total liabilities and equity	67,659	64,806

Goodwill and intangible assets were €34.9 billion, an increase of €3.9 billion compared to the prior year mainly as a result of acquisitions which contributed €6.6 billion, partially offset by a currency impact of €2.5 billion. The Main Horlicks Acquisition was the primary driver of the increase in goodwill and intangible assets. Total consideration paid was €5,294 million of which €449 million was paid in cash and €4,845 million paid in shares of Hindustan Unilever Limited. Intangible assets and goodwill arising from this acquisition were €3.3 billion and €2.0 billion respectively. See note 21 on page 162 to 165 for more.

Other non-current assets decreased by €0.8 billion as a result of re-phased capital expenditure investment and the impact of currency. Current assets decreased by €0.3 billion driven by the €1.8 billion decrease in trade and other current receivables offset by an increase in cash and cash equivalents of €1.4 billion due to stronger than expected cash delivery and additional bond issuance to build up cash ahead of 2021 bond maturities.

Non-controlling interest increased by €1.7 billion relating to the Main Horlicks Acquisition which was partly settled through the issue of new shares of Hindustan Unilever to GlaxoSmithKline.

Movement in net pension liability/asset

The table below shows the movement in net pension liability/ asset during the year. Pension assets net of liabilities were in surplus of €0.3 billion at the end of 2020 compared with a deficit of €0.2 billion at the end of 2019. Strong positive investment performance was offset by an increase in liabilities as interest rates fell. There were refinements in assumption methodologies to reflect changes being made more generally by corporates and their advisers in setting discount rates and future inflation rates, specifically in the UK, which resulted in a €0.9 billion lower liability.

€ million 2020

1 January	(196)

Current service cost	(223)

Employee contributions	17

Actual return on plan assets (excluding interest)	1,494

Net interest cost	(9)

Actuarial loss	(1,246)

Employer contributions	398

Currency retranslation	78

Other movements(a)	(26)

31 December	287

(a)

Other movements relate to special termination benefits, changes in asset ceiling, past service costs including losses/(gains) on curtailment, settlements and other immaterial movements. For more details see note 4B on pages 123 to 129.

Finance and liquidity

Approximately €3.0 billion (or 54%) of the Group’s cash and cash equivalents are held in the parent and central finance companies, for maximum flexibility. These companies provide loans to our subsidiaries that are also funded through retained earnings and third party borrowings. We maintain access to global debt markets through an infrastructure of short and long-term debt programmes. We make use of plain vanilla derivatives, such as interest rate swaps and foreign exchange contracts, to help mitigate risks. More detail is provided in notes 16, 16A, 16B and 16C on pages 149 to 155. The remaining €2.5 billion (or 46%) of the Group’s cash and cash equivalents are held in foreign subsidiaries which repatriate distributable reserves on a regular basis. For most countries, this is done through dividends which are in some cases subject to withholding or distribution tax. This balance includes €98 million (2019: €146 million, 2018: €154 million) of cash that is

Unilever Annual Report on Form 20-F 2020	39

held in a few countries where we face cross-border foreign exchange controls and/or other legal restrictions that inhibit our ability to make these balances available in any means for general use by the wider business. The cash will generally be invested or held in the relevant country and, given the other capital resources available to the Group, does not significantly affect the ability of the Group to meet its cash obligations. We closely monitor all our exposures and counter-party limits. Unilever has committed credit facilities in place for general corporate purposes. The undrawn bilateral committed credit facilities in place on 31 December 2020 were $7,965 million.

Contractual obligations at 31 December 2020

	€ million 2020	€ million Due within 1 year	€ million Due in 1-3 years	€ million Due in 3-5 years	€ million Due in over 5 years

Bonds	22,902	1,639	4,690	4,988	11,585

Commercial paper, bank and other loans	2,280	2,271	8	–	1

Interest on financial liabilities	3,235	429	755	616	1,435

Lease liabilities	2,098	442	644	421	591

Other lease commitments	158	69	56	24	9

Purchase obligations(a)	400	343	47	7	3

Other long-term commitments	1,156	501	493	147	15

Other financial liabilities	236	117	45	74	–

Total	32,465	5,811	6,738	6,277	13,639

(a)	For raw and packaging materials and finished goods.

Further details are set out in the following notes to the consolidated financial statements: note 10 on pages 137 to 139, note 15C on page 147 and 148, and note 20 on page 161. Unilever is satisfied that its financing arrangements are adequate to meet its working capital needs for the foreseeable future. In relation to the facilities available to the Group, borrowing requirements do not fluctuate materially during the year and are not seasonal.

Guaranteed US debt securities

At 31 December 2020 the Group had in issue US$11.5 billion (2019: US$12.35 billion; 2018: US$12.5 billion) bonds in connection with a US shelf registration. See page 203 for more information on these bonds and related commentary on guarantor information.

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

The table below shows exchange rate movements in our key markets.

	Annual average rate in 2020	Annual average rate in 2019

Brazilian real (€1 = BRL)	5.781	4.367

Chinese yuan (€1 = CNY)	7.862	7.725

Indian rupee (€1 = INR)	84.100	78.812

Indonesia rupiah (€1 = IDR)	16557	15863

Philippine peso (€ 1 = PHP)	56.447	58.112

UK pound sterling (€1 = GBP)	0.888	0.880

US dollar (€1 = US$)	1.135	1.120

In the following sections we set out our definitions of the following non-GAAP measures and provide reconciliations to relevant GAAP measures:

◾	underlying sales growth;
◾	underlying volume growth;
◾	underlying price growth;
◾	non-underlying items;
◾	underlying earnings per share;
◾	underlying operating profit and underlying operating margin;
◾	underlying effective tax rate;
◾	constant underlying earnings per share;
◾	free cash flow;
◾	return on assets;
◾	net debt; and
◾	return on invested capital.

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

40	Unilever Annual Report on Form 20-F 2020

Financial review continued

The reconciliation of changes in the GAAP measure of turnover to USG is as follows:

2020 vs 2019 (%)	Beauty & Personal Care	Foods & Refreshment	Home Care	Total Group

Turnover growth(a)	(3.4)	(0.8)	(3.4)	(2.4)

Effect of acquisitions	0.9	2.7	0.2	1.4

Effect of disposals	-	(0.4)	(0.2)	(0.2)

Effect of currency-related items,	(5.4)	(4.2)	(7.5)	(5.4)

of which:

Exchange rate changes	(5.6)	(4.6)	(7.8)	(5.7)

Extreme price growth in hyperinflationary markets(b)	0.2	0.5	0.3	0.3

Underlying sales growth(b)	1.2	1.3	4.5	1.9

2019 vs 2018 (%)

Turnover growth(a)	6.0	(4.6)	6.9	2.0

Effect of acquisitions	0.9	0.6	0.3	0.7

Effect of disposals	-	(7.5)	-	(3.0)

Effect of currency-related items,	2.4	1.0	0.4	1.5

of which:

Exchange rate changes	1.7	(3.5)	(0.3)	(0.7)

Extreme price growth in hyperinflationary markets(b)	0.6	4.7	0.7	2.2

Underlying sales growth(b)	2.6	1.5	6.1	2.9

2018 vs 2017 (%)

Turnover growth(a)	(0.3)	(9.9)	(4.2)	(5.1)

Effect of acquisitions	3.9	0.8	0.5	2.0

Effect of disposals	–	(7.2)	(0.2)	(3.0)

Effect of currency-related items,	(7.2)	(5.8)	(8.8)	(7.0)

of which:

Exchange rate changes	(8.1)	(47.7)	(9.1)	(29.4)

Extreme price growth in hyperinflationary markets(b)	1.0	79.1	0.4	31.7

Underlying sales growth(b)	3.4	2.2	4.7	3.2

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

The relationship between USG, UVG and UPG is set out below:

	2020 vs 2019	2019 vs 2018	2018 vs 2017

Underlying volume growth (%)	1.6	1.2	1.9

Underlying price growth (%)	0.3	1.6	1.2

Underlying sales growth (%)	1.9	2.9	3.2

Refer to page 36 for the relationship between USG, UVG and UPG for each of the divisions.

Non-underlying items

Several non-GAAP measures are adjusted to exclude items defined as non-underlying due to their nature and/or frequency of occurrence.

◾	Non-underlying items within operating profit are: gains or losses on business disposals, acquisition and disposal related costs, restructuring costs, impairments and other items within operating profit classified here due to their nature and frequency.
◾	Non-underlying items not in operating profit but within net profit are: net monetary gain/(loss) arising from hyperinflationary economies and significant and unusual items in net finance cost, share of profit/(loss) of joint ventures and associates and taxation.
◾	Non-underlying items are both non-underlying items within operating profit and those non-underlying items not in operating profit but within net profit.

Refer to note 3 for details of non-underlying items.

Unilever Annual Report on Form 20-F 2020	41

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

The Group reconciliation of operating profit to underlying operating profit is as follows:

	€ million 2020	€ million 2019	€ million 2018

Operating profit	8,303	8,708	12,639

Non-underlying items within operating profit (see note 3)	1,064	1,239	(3,176)

Underlying operating profit	9,367	9,947	9,463

Turnover	50,724	51,980	50,982

Operating margin	16.4%	16.8%	24.8%

Underlying operating margin	18.5%	19.1%	18.6%

Further details of non-underlying items can be found in note 3 on page 121 of the consolidated financial statements.

Refer to note 2 on page 119 for the reconciliation of operating profit to underlying operating profit by Division. For each Division operating margin is computed as operating profit divided by turnover and underlying operating margin is computed as underlying operating profit divided by turnover.

Underlying earnings per share

Underlying earnings per share (underlying EPS) is calculated as underlying profit attributable to shareholders’ equity divided by the diluted average number of ordinary shares. In calculating underlying profit attributable to shareholders’ equity, net profit attributable to shareholders’ equity is adjusted to eliminate the post-tax impact of non-underlying items. This measure reflects the underlying earnings for each share unit of the Group. Refer to note 7 for reconciliation of net profit attributable to shareholders’ equity to underlying profit attributable to shareholders equity.

Underlying effective tax rate

The underlying effective tax rate is calculated by dividing taxation excluding the tax impact of non-underlying items by profit before tax excluding the impact of non-underlying items and share of net profit/(loss) of joint ventures and associates. This measure reflects the underlying tax rate in relation to profit before tax excluding non-underlying items before tax and share of net (profit)/loss of joint ventures and associates.

Tax impact on non-underlying items within operating profit is the sum of the tax on each non-underlying item, based on the applicable country tax rates and tax treatment.

This is shown in the table:

	€ million 2020	€ million 2019

Taxation	1,923	2,263

Tax impact of:

Non-underlying items within operating profit(a)	272	309

Non-underlying items not in operating profit but within net profit(a)	(146)	(196)

Taxation before tax impact of non-underlying	2,049	2,376

Profit before taxation	7,996	8,289

Non-underlying items within operating profit before tax(a)	1,064	1,239

Non-underlying items not in operating profit but within net profit before tax(b)	36	(32)

Share of net (profit)/loss of joint ventures and associates	(175)	(176)

Profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates	8,921	9,320

Underlying effective tax rate	23.0%	25.5%

(a)	Refer to note 3 for further details on these items.
(b)

2019 excludes €3 million gain on disposal of spreads business by the joint venture in Portugal which is included in the share of net profit/(loss) of joint ventures and associates line. Including the gain, total non-underlying items not in operating profit but within net profit before tax in 2019 was €35 million. See note 3.

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

The reconciliation of underlying profit attributable to shareholders’ equity to constant underlying earnings attributable to shareholders’ equity and the calculation of constant underlying EPS is as follows:

	€ million 2020	€ million 2019

Underlying profit attributable to shareholders’ equity(a)	6,532	6,688

Impact of translation from current to constant exchange rates and translational hedges	472	2

Impact of price growth in excess of 26% per year in hyperinflationary economies(b)	(31)	-

Constant underlying earnings attributable to shareholders’ equity	6,973	6,690

Diluted average number of share units (millions of units)	2,629.8	2,626.7

Constant underlying EPS (€)	2.65	2.55

(a)	See note 7.
(b)	See pages 39 and 40 for further details.

42	Unilever Annual Report on Form 20-F 2020

Financial review continued

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

The reconciliation of cash flow from operating activities to FCF is as follows:

	€ million 2020	€ million 2019	€ million 2018

Cash flow from operating activities	10,933	10,641	9,612

Income tax paid	(1,875)	(2,532)	(2,294)

Net capital expenditure	(932)	(1,429)	(1,424)

Net interest payments	(455)	(548)	(461)

Free cash flow	7,671	6,132	5,433

Net cash flow (used in)/from investing activities	(1,481)	(2,237)	4,644

Net cash flow (used in)/from financing activities	(5,804)	(4,667)	(12,113)

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

	€ million 2020	€ million 2019

Total financial liabilities	(27,305)	(28,257)

Current financial liabilities	(4,461)	(4,691)

Non-current financial liabilities	(22,844)	(23,566)

Cash and cash equivalents as per balance sheet	5,548	4,185

Cash and cash equivalents as per cash flow statement	5,475	4,116

Add bank overdrafts deducted therein	73	69

Other current financial assets	808	907

Non-current financial assets derivatives that relate to financial liabilities	21	114

Net debt	(20,928)	(23,051)

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

	€ million 2020	€ million 2019

Operating profit	8,303	8,708

Non-underlying items within operating profit (see note 3)	1,064	1,239

Underlying operating profit before tax	9,367	9,947

Tax on underlying operating profit(a)	(2,154)	(2,536)

Underlying operating profit after tax	7,213	7,411

Goodwill	18,942	18,067

Intangible assets	15,999	12,962

Property, plant and equipment	10,558	12,062

Net assets held for sale	27	81

Inventories	4,462	4,164

Trade and other current receivables	4,939	6,695

Trade payables and other current liabilities	(14,132)	(14,768)

Period-end invested capital	40,795	39,263

Average invested capital for the period	40,029	38,639

Return on average invested capital	18.0%	19.2%

(a)	Tax on underlying operating profit is calculated as underlying operating profit before tax multiplied by underlying effective tax rate of 23.0% (2019: 25.5%) which is shown on page 41.

Unilever Annual Report on Form 20-F 2020	43

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

2020	€ million Beauty & Personal Care	€ million Foods & Refreshment	€ million Home Care	€ million Total

Underlying operating profit before tax	4,591	3,257	1,519	9,367

Tax on underlying operating profit	(1,057)	(748)	(349)	(2,154)

Underlying operating profit after tax	3,534	2,509	1,170	7,213

Property plant and equipment	3,763	4,895	1,900	10,558

Net assets held for sale	2	10	15	27

Inventories	1,817	1,894	751	4,462

Trade and other receivables	2,057	1,864	1,018	4,939

Trade payables and other current liabilities	(5,649)	(5,428)	(3,055)	(14,132)

Period end assets (net)	1,990	3,235	629	5,854

Average assets for the period (net)	2,523	3,614	906	7,043

Division return on assets	140%	69%	129%	102%

2019

Underlying operating profit before tax	4,960	3,382	1,605	9,947

Tax on underlying operating profit	(1,265)	(862)	(409)	(2,536)

Underlying operating profit after tax	3,695	2,520	1,196	7,411

Property plant and equipment	4,382	5,336	2,344	12,062

Net assets held for sale	5	63	10	78

Inventories	1,793	1,698	673	4,164

Trade and other receivables	2,817	2,484	1,394	6,695

Trade payables and other current liabilities	(5,941)	(5,588)	(3,239)	(14,768)

Period end assets (net)	3,056	3,993	1,182	8,231

Average assets for the period (net)	2,985	4,146	1,204	8,335

Division return on assets	124%	61%	99%	89%

Other information

Accounting standards and critical accounting policies

The consolidated financial statements have been prepared in accordance with IFRS as adopted by the EU and IFRS as issued by the International Accounting Standards Board. The accounting policies are consistent with those applied in 2019 except for the recent accounting developments as set out in note 1 on pages 116 to 118. The critical accounting estimates and judgements and those that are most significant in connection with our financial reporting are set out in note 1 on pages 116 to 118.

Auditor’s report

The Report of Independent Registered Public Accounting Firm issued by KPMG LLP on the consolidated results of the Group, as set out in the financial statements, was unqualified and contained no exceptions or emphasis of matter. For more details see pages 105 to 111.

2019 financial review

The financial review for the year ended 31 December 2019 can be found on pages 24 to 32 of our Annual Report and Accounts on Form 20-F filed with the United States Securities and Exchange Commission on 9 March 2020.

44	Unilever Annual Report on Form 20-F 2020

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

Unilever’s appetite for risk is driven by the following:

◾	Our growth should be consistent, competitive, profitable and responsible.
◾	Our actions on issues such as plastic and climate change must reflect their urgency, and not be constrained by the uncertainty of potential impacts.
◾	Our behaviours must be in line with our Code of Business Principles and Code Policies.
◾	Our ambition to continuously improve our operational efficiency and effectiveness.
◾	Our aim to maintain a single A credit rating on a long-term basis.

Our approach to risk management is designed to provide reasonable, but not absolute, assurance that our assets are safeguarded, the risks facing the business are being assessed and mitigated, and all information that may be required to be disclosed is reported to Unilever’s senior management including, where appropriate, the CEO and CFO.

Our overall risk appetite and approach to risk management has not changed as a result of the Covid-19 pandemic. However, the Covid-19 pandemic has increased the potential impact and likelihood of certain of our principal risks, see pages 46 to 50 for further details.

Organisation

The Board has overall accountability for the management of risk and for reviewing the effectiveness of Unilever’s risk management and internal control systems. The Board has established a clear organisational structure with well-defined accountabilities for the principal risks that Unilever faces in the short, medium and long term. This organisational structure and distribution of accountabilities and responsibilities ensure that every country in which we operate has specific resources and processes for risk reviews and risk mitigation. This is supported by the ULE, which takes active responsibility for focusing on the principal areas of risk to Unilever. The Board regularly review these risk areas, including consideration of environmental, social and governance matters, and retain responsibility for determining the nature and extent of the significant risks that Unilever is prepared to take to achieve its strategic objectives.

Foundation and principles

Unilever’s approach to doing business is framed by our Purpose and values (see pages 10 and 11). Our Code of Business Principles sets out the standards of behaviour that we expect all employees to adhere to. Day-to-day responsibility for ensuring these principles are applied rests with senior management across divisions, geographies and functions. A network of Business Integrity Officers and Committees supports the activities necessary to communicate the Code, deliver training, maintain processes and procedures (including support lines) to report and respond to alleged breaches, and to capture and communicate learnings.

We have a framework of Code Policies that underpins the Code of Business Principles and sets out the non-negotiable standards of behaviour expected from all our employees.

For each of our principal risks we have a risk management framework detailing the controls we have in place and who is responsible for managing both the overall risk and the individual controls mitigating that risk. Unilever’s functional standards define mandatory requirements across a range of specialist areas such as health and safety, accounting and reporting and financial risk management and are key controls in mitigating these risks.

Our assessment of risk considers both short-and long-term risks, including how these risks are changing, together with emerging risk areas. These are reviewed on an ongoing basis, and formally by senior management and the Board at least once a year.

Given the significant change in the operating environment as a result of Covid-19 and to ensure the implications on our principal risks were clearly understood and the appropriate mitigation plans were put in place, an additional formal review of our risks was undertaken by senior management and the Board this year.

Processes

Unilever operates a wide range of processes and activities across all its operations covering strategy, planning, execution and performance management. Risk management is integrated into every stage.

Assurance and re-assurance

Assurance on compliance with the Code of Business Principles and all of our Code Policies is obtained annually from Unilever management via a formal Code declaration. In addition, there are specialist awareness and training programmes which are run throughout the year and vary depending on the business priorities. These specialist compliance programmes supplement the Code declaration. Our Corporate Audit function plays a vital role in providing to both management and the Board an objective and independent review of the effectiveness of risk management and internal control systems throughout Unilever.

Board assessment of compliance with the risk management frameworks

The Board, advised by the Committees where appropriate, regularly review the significant risks and decisions that could have a material impact on Unilever. These reviews consider the level of risk that Unilever is prepared to take in pursuit of the business strategy and the effectiveness of the management controls in place to mitigate the risk exposure. Since March 2020 these have all taken into consideration the impact of Covid-19 on the risks and decisions being undertaken.

The Board, through the Audit Committee, have reviewed the assessment of risks, internal controls and disclosure controls and procedures in operation within Unilever. They have also considered the effectiveness of any remedial actions taken for the year covered by this Annual Report and Accounts and up to the date of its approval by the Board.

Details of the activities of the Audit Committee in relation to this can be found in the Report of the Audit Committee on pages 70 to 71.

Further statements on compliance with the specific risk management and control requirements in the UK Corporate Governance Code and the US Securities Exchange Act (1934) and the Sarbanes-Oxley (2002) Act can be found on page 69.

Unilever Annual Report on Form 20-F 2020	45

Viability statement

The Directors have reviewed the long-term prospects of the Group in order to assess its viability. This review incorporated the activities and key risks of the Group together with the factors likely to affect the Group’s future development, performance, financial position, cash flows, liquidity position and borrowing facilities as described on pages 1 to 43. These factors have also been carefully assessed in light of the Covid-19 pandemic. In addition, we describe in notes 15 to 18 on pages 143 to 160 the Group’s objectives, policies and processes for managing its capital, its financial risk management objectives, details of its financial instruments and hedging activities, and its exposures to credit and liquidity risk.

Assessment

In order to report on the long-term viability of the Group, the Directors reviewed the overall funding capacity and headroom available to withstand severe events and carried out a robust assessment of the principal risks facing the Group, including those that would threaten its business model, future performance, solvency or liquidity. This assessment also included reviewing and understanding the mitigation factors in respect of each principal risk. The potential financial impact of the Covid-19 pandemic on both our overall funding capacity and our principal risks has also been considered given the wide range of potential outcomes. The risks are summarised on pages 46 to 50.

The viability assessment has three parts:

◾	First, the Directors considered the period over which they have a reasonable expectation that the Group will continue to operate and meet its liabilities;
◾	Second, they considered the current debt facilities and debt head room over the viability period, assuming that any debt maturing can be re-financed at commercially acceptable terms; and
◾	Third, they considered the potential impact of severe but plausible scenarios over this period which included the potential ramifications that Covid-19 could have across the different areas of the Group, including:
◾	assessing scenarios for each individual principal risk, for example the termination of our relationships with the three largest global customers; the loss of all material litigation cases; a major IT data breach, reputational damage from not progressing against our plastic packaging commitments, and the lost cost and growth opportunities from not keeping up with technological changes;
◾	assessing extreme scenarios that could arise specifically from the significant impact of Covid-19 on the macro economic conditions in which the Group is operating for an extended period of time, for example the collapse of the Group’s out-of-home business; and
◾	assessing scenarios that involve more than one principal risk, including the following multi-risk scenarios, including assumptions on how the impact of Covid-19 could exacerbate the negative consequences of more than one principal risk:

Multi-risk scenarios modelled	Level of severity reviewed	Link to principal risk

Contamination issue with one of our products leading to lower sales of products of this brand and the temporary closure of our largest sourcing unit.	A fine equal to 1% of Group turnover was considered along with damage to our largest brand and disruption to supply chain.	◾ Safe and high-quality products ◾ Brand preference ◾ Supply chain

Major global incident affecting one or more of the Group’s key locations resulting in an outage for a year in a key sourcing unit and significant water shortages in our key developing markets.	The complete loss of all of our turnover in our largest geographic market was considered along with destruction of a key sourcing unit and reduced demand for our products that require water.	◾ Economic and political instability ◾ Supply chain ◾ Climate change

Lack of progress against our plastic packaging ambitions and the loss of our three largest customers.	Significant reputational damage was considered with the impact of losing our three key customers.	◾ Plastic packaging ◾ Brand preference ◾ Customer

Collapse of the global out-of-home business as a result of Covid-19, combined with liquidity issues arising from a deterioration in the financial markets.	The complete closure of our foods and ice cream out of home business combined with the withdrawal of our standby facility.	◾ Treasury and tax ◾ Economic and political instability

Findings

◾	Firstly, a three-year period is considered appropriate for this viability assessment because it is the period covered by the strategic plan and it enables a high level of confidence in assessing viability, even in extreme adverse events, due to a number of factors such as:
◾	the Group has considerable financial resources together with established business relationships with many customers and suppliers in countries throughout the world;
◾	high cash generation by the Group’s operations and access to the external debt markets;
◾	flexibility of cash outflow with respect to significant marketing programmes and capital expenditure projects which usually have a two to three year horizon; and
◾	the Group’s diverse product and geographical activities which are impacted by continuously evolving technology and innovation.
◾	Secondly, the Group’s debt headroom and funding profile has been assessed and further challenged in light of expected impacts of Covid-19. None of the future outlooks considered resulted in significant liquidity headroom issues, primarily because:

◾	the Group has a healthy balance of short-term and long-term debt programmes, with repayment profiles ensuring short-term commercial paper maturities do not exceed €0.5 billion in any given week and long-term debt maturities do not exceed €4 billion in any given year; and
◾	the Group has $7.965 billion of committed credit facilities with a maturity of 364 days which are used as back up for our commercial paper programmes.
◾	Thirdly, for each of our 14 principal risks, worst case plausible scenarios have been assessed together with multiple-risk scenarios. None of the scenarios reviewed, which have been adjusted for the expected long-term economic downturn arising from the impact of Covid-19, either individually or in aggregate would cause Unilever to cease to be viable.

Conclusion

On the basis described above, the Directors have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the three-year period of their assessment.

46	Unilever Annual Report on Form 20-F 2020

Our risks continued

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

Our principal risks have not changed this year. Albeit the Covid-19 pandemic has increased the potential impact and likelihood of certain of these risks. We identified the following areas as the ones with the most impact on our risk profile:

◾	The safety of those who continue to operate in our workplaces as well as the mental and physical wellbeing of employees facing an extended period of working from home continues to be of paramount importance;
◾	Continuity of supply: maintaining manufacturing operations whilst adhering to changing local regulations and meeting enhanced health and safety standards has proven possible but has required significant management. In addition, ensuring the operation of a global logistics network for both input materials and finished goods has presented challenges and requires continuous focus and flexibility;
◾	Product relevance: we have seen significant shifts in demand across different product categories and increased volatility in demand as consumer behaviour changes as the pandemic evolves. Further changes are likely as we enter a global recession;

Channel capabilities: social distancing requirements and the restrictions on many individuals’ movements has driven a rapid increase in on online shopping and thus we are having to develop our capabilities in this area rapidly; and

◾	IT availability, capability and resilience: given the change in ways of working there is an increased reliance on our systems thus keeping the IT infrastructure operating effectively and having the ability to resolve issues remotely is critical. This is particularly complex given our reliance on a variety of third parties in this space.

As Covid-19 has rather overshadowed the external environment this year we have not identified any other factors that have had a significant impact on the level of risk associated with each of our principal risks. However, while Covid-19 has significantly impacted the business this year, it also has the characteristics of an emerging risk and it is difficult for us to predict how things will unfold in 2021, both with respect to the short and long-term implications for our business.

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

Risk	Risk description	Level of risk

Brand preference	Our success depends on the value and relevance of our brands and products to consumers around the world and on our ability to innovate and remain competitive.	Increase

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

We are dependent on creating innovative products that continue to meet the needs of our consumers and getting these new products to market with speed.

The Covid-19 pandemic has driven significant changes in consumer habits and demand which is requiring a continuing and rapid evolution of our brands.

Portfolio management	Unilever’s strategic investment choices will affect the long-term growth and profits of our business.	No change

Unilever’s growth and profitability are determined by our portfolio of divisions, geographies and channels and how these evolve over time. If Unilever does not make optimal strategic investment decisions, then opportunities for growth and improved margin could be missed.

Unilever Annual Report on Form 20-F 2020	47

Risk	Risk description	Level of risk

Climate change	Climate change and governmental actions to reduce such changes may disrupt our operations and/or reduce consumer demand for our products.	No change

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

Plastic packaging	We use a significant amount of plastic to package our products. A reduction in the amount of virgin plastic we use, the use of recycled plastic and an increase in the recyclability of our packaging are critical to our future success.	No change

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

Customer	Successful customer relationships are vital to our business and continued growth.	Increase

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

The Covid-19 pandemic has driven a rapid increase in online shopping which means we need to accelerate development of eCommerce capabilities.

48	Unilever Annual Report on Form 20-F 2020

Our risks continued

Risk	Risk description	Level of risk

Talent	A skilled workforce and agile ways of working are essential for the continued success of our business.	Increase
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

The wellbeing of our employees is vital to the success of our business. Covid-19 has had a significant impact on their wellbeing, therefore helping our employees manage the impact of Covid-19 on their lives and their ability to work effectively requires continued focus.

Supply chain	Our business depends on purchasing materials, efficient manufacturing and the timely distribution of products to our customers.	Increase

Our supply chain network is exposed to potentially adverse events such as physical disruptions, environmental and industrial accidents, trade restrictions or disruptions at a key supplier, which could impact our ability to deliver orders to our customers.

Covid-19 is an adverse event that has challenged and continues to challenge the continuity of our supply chain. Maintaining manufacturing and logistics operations whilst adhering to changing local regulations and meeting enhanced health and safety standards requires continued focus and flexibility.

The cost of our products can be significantly affected by the cost of the underlying commodities and materials from which they are made. Fluctuations in these costs cannot always be passed on to the consumer through pricing.

Safe and high-quality products	The quality and safety of our products are of paramount importance for our brands and our reputation.	No change

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

Unilever Annual Report on Form 20-F 2020	49

Risk	Risk description	Level of risk

Systems and information	Unilever’s operations are increasingly dependent on IT systems and the management of information.	Increase

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

Given the changes in ways of working of all of our employees as well as our customers and suppliers as a result of Covid-19 there has been an increased reliance on certain elements of our IT infrastructure. We are particularly reliant on third party experts in this space and thus the impact of Covid-19 on their operations also poses a risk for us.

Business transformation	Successful execution of business transformation projects is key to delivering their intended business benefits and avoiding disruption to other business activities.	No change

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

Economic and political instability	Unilever operates around the globe and is exposed to economic and political instability that may reduce consumer demand for our products, disrupt sales operations and/or impact the profitability of our operations. Adverse economic conditions may affect one or more countries within a region, or may extend globally.	No change

Government actions such as foreign exchange or price controls can impact on the growth and profitability of our local operations.

Unilever has more than half its turnover in emerging markets which can offer greater growth opportunities but also expose Unilever to related economic and political volatility.

50	Unilever Annual Report on Form 20-F 2020

Our risks continued

Risk	Risk description	Level of risk

Treasury and Tax	Unilever is exposed to a variety of external financial risks in relation to Treasury and Tax.	No change

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

Ethical	Unilever’s brands and reputation are valuable assets and the way in which we operate, contribute to society and engage with the world around us is always under scrutiny both internally and externally.	No change
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

Legal and regulatory	Compliance with laws and regulations is an essential part of Unilever’s business operations.	No change

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

Unilever Annual Report on Form 20-F 2020	51

Sustainability deep-dives

In focus: Climate change

Climate change and the degradation of nature is a global threat to the health of the planet, people’s lives and livelihoods. It will also impact our business and supply chain.

We believe the world must reach net zero emissions by 2050 – preferably much earlier – to avoid the worst effects of climate change. We advocate for national climate policies that advance the Paris Agreement on Climate Change to limit global temperature increases to well below 2°C, and ideally no more than 1.5°C above pre-industrial levels.

We believe businesses have an important role to play in taking decisive action to fight climate change. We are one of the world’s largest consumer goods companies and our greenhouse gas emissions footprint is significant. Much of our footprint comes from raw material sourcing and consumer use of our products and we use our influence to reduce emissions across the value chain.

We have set ambitious science-based targets to reduce our carbon footprint and we strongly support efforts to accelerate the decarbonisation of energy grids to reduce emissions from product use.

We support the aims of the Task Force on Climate-related Financial Disclosures (TCFD) and believe that businesses should communicate the risks and opportunities that climate change brings. The TCFD provides a framework to improve the disclosure of consistent, comparable, reliable, and clear climate-related financial information so that investors can make better capital allocation decisions in support of the transition to a low-carbon economy. Unilever has adopted the TCFD’s recommendations since their establishment, to aid understanding of the impacts of climate change on our business.

In this Annual Report and Accounts, we continue to integrate climate-related disclosures throughout the Strategic Report. In this section, we discuss in detail the risks and opportunities arising from climate change, the potential impact on our business, and the actions we’re taking to mitigate these risks.

Governance

The Board take overall accountability for the management of all risks and opportunities, including climate change (see page 44). Our CEO and Executive Board member, Alan Jope, is ultimately responsible for oversight of our climate change agenda. The Corporate Responsibility Committee and Audit Committee review our climate reporting and receive presentations from sustainability experts, including the Sustainability Advisory Council. The Board is supported by the ULE. The ULE meet monthly to discuss key strategic matters and during 2020, several agenda items related to climate change were discussed, including progress against our USLP climate goals and our new Compass climate goals.

Additional specialist governance groups are in place to support our climate agenda and ULE decision making, including:

◾	Carbon Neutral Board: Drives delivery of our carbon ambition at corporate and country level and leads strategic partnerships and policy on renewables. Chaired by our Chief Supply Chain Officer, Marc Engel.
◾	Sustainable Sourcing Steering Group: Supports our strategy focusing on long-term, sustainable access to our key crops. Chaired by our Chief Procurement Officer, David Ingram.

Remuneration linked to achievement of sustainability and climate change targets is a key part of our reward framework. For management employees – up to and including the ULE – reward packages include fixed pay, a bonus as a percentage of fixed pay and eligibility to participate in a long-term management co-investment plan (MCIP) linked to financial and sustainability performance. The Sustainability Progress Index accounts for 25% of the total MCIP award. It includes amongst others consideration of progress against our manufacturing Scope 1 and 2 greenhouse gas target and a deforestation goal covering palm oil. Subject to shareholder approval at the 2021 AGM the MCIP will be replaced by a Performance Share Plan (PSP) and the performance measures for the PSP will continue to include the Sustainability Progress Index. See pages 92 to 93 for more on MCIP including the role of the Board’s Compensation Committee and Corporate Responsibility Committee in determining the Sustainability Progress Index outcome each year and changes related to the PSP.

Strategy and risk management

Climate change is a principal risk to Unilever which has the potential – to varying degrees – to impact our business in the short, medium and long term. We face potential physical risks from the effects of climate change on our business, including extreme weather and water scarcity. Potential transition risks associated with the shift to a low-carbon economy include changing consumer preferences and future policy and regulation. These also present opportunities.

More detail on these risks, opportunities and the mitigating actions we’re taking is discussed on pages 55 to 56.

The process for assessing and identifying climate-related risks is the same for all principal risks and is described on page 44. For each of our principal risks we have a risk management framework detailing the controls we have in place, who is responsible for managing both the overall risk and the individual controls mitigating it. We monitor risks throughout the year to identify changes in the risk profile.

We regularly carry out climate-related risk assessments at site level, supplier level, as well as innovation-project level. Climate-related risks are managed by the team relevant to where the risk resides. For example, climate risks in relation to commodities in the supply chain are managed by our procurement team.

We believe that the economy-wide shift to net zero emissions will require a greater and deeper level of engagement between companies and their investors about their climate transition action plans. In December 2020, the Board announced its intention to put Unilever’s climate transition action plan before shareholders and seek a non-binding advisory vote on our ambitious emissions reduction targets and the plans to achieve them. The plan will set out our climate strategy to reduce emissions within our operations, through our value chain, as well as describe how we are managing risks and meeting consumer needs connected with climate change. In setting out our action plan in this very transparent way, we hope to increase our accountability and strengthen the dialogue with our shareholders whilst also encouraging other companies to follow suit.

52	Unilever Annual Report on Form 20-F 2020

Sustainability deep-dives continued

Understanding financial impact: scenario analysis

Scenario analysis helps us to understand the potential impact of climate change on our business in 2030 to inform our strategy and financial planning. We used two types of scenario analysis:

1.	Modelling the potential financial impact of average global temperature increases of 2°C and 4°C on our business in 2030.

2.	Deep-dive analysis of the potential financial impact of climate change on three of our key agricultural commodities: soy, black tea and palm oil.

We plan to extend our scenario analysis to assess the impact of 1.5°C temperature increases to reflect the latest science and our commitment to limit global temperature increases, to well below 2°C and ideally no more than 1.5°C above pre-industrial levels.

1. Modelling the potential financial impact of 2°C and 4°C temperature increases on our business

We have made a high-level assessment of the impact of 2°C and 4°C temperature increases due to climate change by 2100. Carried out in 2017, the assessment focused on the material impacts on our business in the year 2030. The modelling assumed that our business activities are the same as they are today. The scenarios were based on existing internal and external data.

While we understand that policy risk and physical impact can happen simultaneously, we made the following simplifying assumptions:

◾	In the 2°C scenario, we assumed that in the period to 2030 society acts rapidly to limit greenhouse gas emissions and puts in place measures to restrain deforestation and discourage emissions (for example implementing carbon pricing at $75-$100 per tonne, taken from the International Energy Agency’s 450 scenario). We have assumed that there will be no significant impact to our business from the physical ramifications of climate change by 2030 – i.e. from greater scarcity of water or increased impact of severe weather events. The scenario assesses the impact on our business from regulatory changes.
◾	In the 4°C scenario, we assumed climate policy is less ambitious and emissions remain high so the physical manifestations of climate change are increasingly apparent by 2030. Given this we have not included impacts from regulatory restrictions but focus on those resulting from the physical impacts.

We identified the material impacts on Unilever’s business arising from each of these scenarios based on existing internal and external data. The impacts were assessed without considering any actions that Unilever might take to mitigate or adapt to the adverse impacts or to introduce new products which might offer new sources of revenue as consumers adjust to the new circumstances.

The main elements of the 2°C scenario are as follows:

◾	Carbon pricing is introduced in key countries and hence there are increases in both manufacturing costs and the costs of raw materials such as dairy ingredients and the metals used in packaging.
◾	Zero net deforestation requirements are introduced and a shift to sustainable agriculture e.g. Climate Smart Agriculture, puts pressure on agricultural production, raising the price of certain raw materials.

The main impacts of the 4°C scenario are as follows:

◾	Chronic and acute water stress reduces agricultural productivity in some regions, raising prices of raw materials.
◾	Increased frequency of extreme weather (storms and floods) causes increased incidence of disruption to our manufacturing and distribution networks.
◾	Temperature increase and extreme weather events reduce economic activity, GDP growth and hence sales levels fall.

Our analysis shows that, without action, both scenarios present financial risks to Unilever by 2030, predominantly due to increased costs. However, while there are financial risks which would need to be managed, we would not have to materially change our business model. The most significant impacts of both scenarios are on our supply chain where costs of raw materials and packaging rise, due to carbon pricing and rapid shift to sustainable agriculture in a 2°C scenario and due to chronic water stress and extreme weather in a 4°C scenario. The impacts on sales and our own manufacturing operations in the scenarios tested are relatively small.

Scenario: Potential impact of a 2°C temperature increase by 2100 (transition impacts)

Scenario drivers	Potential financial impact in 2030 if no actions to mitigate risks are taken

Increased costs due to carbon pricing.	Turnover: Not material Expenditure: Estimated increase of €0.8bn

Increased raw material costs from zero net deforestation policies and a shift to sustainable agriculture.	Turnover: Not material Expenditure: Estimated increase of €0.9bn

Scenario: Potential impact of a 4°C temperature increase by 2100 (physical impacts)

Scenario drivers	Potential financial impact in 2030 if no actions to mitigate risks are taken

Chronic and acute water stress reduces agricultural productivity in some regions, raising prices of raw materials.	Turnover: Not material Expenditure: Estimated increase of €2.7bn

Increased frequency of extreme weather (storms and floods) causes increased incidence of disruption to our manufacturing and distribution networks.	Turnover: Estimated reduction of €0.4bn Expenditure: Not material

Temperature increase and extreme weather events reduce economic activity, GDP growth and hence sales levels fall.	Turnover: Estimated reduction of €2.1bn Expenditure: Not material

Unilever Annual Report on Form 20-F 2020	53

2. Deep-dive analysis of the potential financial impact of climate change on key agricultural commodities

To help us understand the potential impact of climate change on our supply chain, we’ve completed more detailed analysis on three of our key agricultural commodities: palm oil, soybean oil and black tea. We selected these commodities because of their strategic importance to Unilever, the large volumes we purchase and the availability of data.

We first piloted a methodology for soybean oil in 2018 and since 2019 we’ve worked with the Potsdam Institute for Climate Impact Research to develop models for black tea and palm oil. Our methodology forecasts future yields using crop-specific and climate models. The price model uses a range of supply and demand drivers to determine the impact of changes in yield from direct risks of climate change, isolating other factors such as acreage and technology on price. Three modelling steps were performed:

◾	Yield estimation: We analysed multiple crop and climate models to provide a forecast range of expected yields in key growing regions.
◾	Price relationship: An econometric model was developed, based on an analysis of the raw material’s market and historical trends, to estimate the impact of climate-induced yield changes on future prices. The model seeks to isolate the impact of yield changes on prices from other important factors such as acreage, farming technology, extreme weather events and man-made factors such as elections and governmental policy.
◾	Impact estimation: Future yields and price impacts were then translated into an estimated financial exposure from climate change for our business, using our forecast procurement volumes.

While the 2°C and 4°C scenarios discussed above identified financial risks to our supply chain, when we looked into these specific commodities in more detail we found that overall, the direct financial impact on our business is low. This is because the high level 2°C and 4°C scenario analysis and the commodity-specific deep-dive analyses are modelling different conditions and the results cannot be directly compared. For the commodities and sourcing countries we modelled, climate change could increase crop growth due to CO2 fertilisation and extended growing seasons, offsetting any downside risks from changing rainfall or temperature patterns.

However, we do face higher risks in some specific scenarios modelled for black tea. In two of four countries modelled we found yields could decrease and prices increase, although overall the results for black tea showed yield increases so our total risk exposure remains low. We also face indirect risks relating to climate change which were not included in the modelling. These include the impacts of extreme weather events and external policy changes. We also face price disruption, reputational risks and land-use policy changes associated with deforestation. We considered these indirect impacts alongside the quantitative modelling and discuss results in more detail below.

       Palm oil

We are one of the largest buyers of palm oil in the consumer goods industry. It’s an important raw material for many of our brands, including in food, beauty and household cleaning products.

What we modelled: We worked with Potsdam Institute for Climate Impact Research to develop suitable climate models for palm oil. We modelled yields for Indonesia and Malaysia, where most palm oil is produced, along with four other countries. The palm oil market operates globally so we used a single price model. The market is characterised by high monthly inventory levels (creating relatively stable prices), substitution with other oils such as sunflower oil, and government regulations on biodiesel. The price model controlled for these factors and isolated the effect of changes in yield from the direct impacts of climate change on prices.

Impact on yields: Likely increase in palm oil yields due to CO2 fertilisation in all countries modelled over the 2030 to 2050 timeframe, leading to between 18% and 42% lower palm oil prices.

Risk profile: Low direct financial risk to our business.

Key risks: Potential indirect risks from extreme weather events, which can’t yet be sufficiently modelled. More palm oil acreage will be needed to meet demand, but concerns about deforestation could lead to changing regulations on land use that could limit growth and impact prices. For example, in Malaysia and Indonesia, the total land available for palm oil plantations is being capped or new plantation licenses have been halted. Despite the potential financial impact to Unilever from deforestation regulation, we support policies that tackle deforestation associated with palm oil.

We also face significant corporate reputational risks associated with deforestation. Therefore, avoiding deforestation is essential to improving the sustainability and image of palm oil and land-use restrictions are a positive development. Palm oil could also become increasingly attractive compared to alternative oils because it produces the most oil per hectare, which could further stimulate demand and affect prices.

Mitigating actions: We are committed to ending deforestation in our supply chain by 2023 and we have been at the forefront of driving industry-wide change to ensure a sustainable future for palm oil, including as a founding member of the Roundtable on Sustainable Palm Oil (RSPO). We were the first consumer goods company to publish a list of palm oil suppliers and mills and we expect all our suppliers to follow our Sustainable Palm Oil Sourcing Policy. This includes commitments to ‘No deforestation, No development on peat and No exploitation’.

We are working with suppliers to increase traceability and transparency, including through using AI and technology solutions. For instance, we’re working with Orbital Insight, a US technology company that specialises in using GPS technology to trace palm and soy used in our products back to the farmland it was grown on (see page 27). We also help smallholder farmers be more productive and adopt more sustainable techniques, supporting them with high-quality palm varieties, technology, finance and training.

54	Unilever Annual Report on Form 20-F 2020

Sustainability deep-dives continued

  Soybean oil

Soybean oil is a crucial ingredient in many of our food products, such as mayonnaise, and we purchase large volumes mostly from growers in the US and Brazil, where there is significant stakeholder interest in the sustainability of the crop. Good historical price data is also readily available.

What we modelled: We forecast future yields using crop and climate models. To estimate the impact of climate-induced yield changes on future soybean oil prices, we considered the role of co-products (e.g. soybean meal), the potential to substitute it with other oils such as sunflower oil, and the impact of industrial uses.

Impact on yields: Likely average increase in soy yields over the 2030 to 2050 timeframe, leading to between 2% and 12% lower soy prices.

Risk profile: Low direct financial risk to our business.

Key risks: Potential indirect risks such as extreme weather events, which can’t yet be sufficiently modelled, and corporate reputational risks from being associated with deforestation. More soybean oil acreage will be needed to meet demand for soy meal use in animal feed, but concerns about deforestation could lead to changing regulations on land-use that could limit growth and impact prices. Despite the potential financial impact to Unilever from deforestation regulation, we support policies that tackle deforestation associated with soybean oil.

Mitigating actions: We are committed to ending deforestation in our supply chain by 2023. As a founding member of the Round Table on Responsible Soy (RTRS) we have worked with NGOs, governments and suppliers to develop an international standard and enable farmers to improve their practices and gain sustainable sourcing accreditation.

We are transparent about where we purchase soy from and publish a list of our direct suppliers. In the US our work with the Field to Market alliance and Practical Farmers of Iowa supports farmers to improve soil health and water quality. In Latin America we’ve been part of long-term collaborative efforts to improve the sustainability of soy cultivation. We’re also increasing our use of AI and technology solutions to improve traceability.

  Black tea

We are the world’s biggest tea company and buy around 10% of the world’s black tea. We source tea from our own tea estates, our suppliers, or from smallholder farmers across four continents.

What we modelled: We worked with the Potsdam Institute for Climate Impact Research to forecast future tea yields using crop and climate models. We similarly isolated the impact of climate-induced yield changes on prices from other important factors such as acreage, farming technology, tea quality, extreme weather events and man-made factors such as elections, unrest and governmental policy. The black tea market is highly fragmented and lacks liquidity so we modelled risks in four key sourcing countries: Argentina, India, Kenya and Turkey.

Impact on yields: Varies between countries but on average, overall yields are expected to increase. Reduced yields are a particular risk in 2030 in a 2°C scenario in Kenya and in 2050 in a 4°C scenario in Argentina. Associated average price reductions are expected in most scenarios over a 30-year horizon.

Risk profile: Some exposure to risk due to lower yields in Kenya and Argentina in some scenarios. However overall, there is a low direct financial risk to our black tea business from climate change across all four countries modelled.

Key risks: Small potential price rises in Kenya and Argentina.

In Kenya there is a risk of plateauing yields if additional acreage is not available due to government or land-use change policies in the 2°C scenario. In India, the declining quality of black tea could be a bigger risk to prices than yields, driven by water scarcity and temperature stress in both 2°C and 4°C scenarios. Extreme weather events and man-made factors (such as elections or public unrest) could also have a bigger – but very unpredictable – impact on prices and production than the direct impacts of climate change. Lack of appropriate substitutions for black tea also increases the risk profile.

Mitigating actions: Since 2014, we’ve developed diverse natural tea varieties that are more resilient to the impacts of climate change such as drought, as well as pests and disease. Our long-standing partnership with the Rainforest Alliance supports smallholder farmers to improve sustainable practices in Kenya and we’re working with The Sustainable Trade Initiative (IDH) to reverse deforestation and improve rainfall to support tea growing. In India, we are a founding member of trustea, supporting sustainable practices across the country’s tea estates. Together with Oxfam and the Ford Foundation, we created the Enhancing Livelihoods Fund (ELF), which aims to enhance the livelihoods of smallholders while securing ingredients sustainably. Our ELF programme in Kenya supports 200 women tea farmers with access to finance, skills and training to cultivate drought-resistant tea crops.

Unilever Annual Report on Form 20-F 2020	55

Managing climate change risks and opportunities

The modelling scenarios presented above are useful to understand the potential financial impacts of climate change on our business, but there are limitations. Climate change impacts are systemic and unpredictable. Scenario analysis requires us to pick specific factors and model them using fixed assumptions.

However, there are many wider potential impacts – including opportunities – that we can’t capture from one type of modelling. For instance, we considered the impact of extreme weather in our 2°C and 4°C scenarios, but we did not quantify this in detail due to how unpredictable extreme weather events are. For this reason, we also look more broadly at possible physical and transition risks and opportunities to our business from climate change. In this section, we discuss the actions we’re taking to mitigate these.

Physical: extreme weather

Risks and opportunities: Our business depends on purchasing materials, efficient and uninterrupted manufacturing and the timely distribution of products to our customers. Our operating costs and commodity prices could be disrupted by increased frequency of extreme weather events and changes to weather systems. Our operations and assets could be physically damaged by extreme weather events, including damage or loss to our owned property or inventory of products. There are opportunities to adapt our operations and assets to be more resilient to extreme weather.

Actions we’re taking: While the frequency and extent of extreme weather is hard to predict, we monitor changing weather patterns on a short-term basis and take action to mitigate any negative effects. We have contingency plans to secure alternative key material supplies at short notice, to transfer or share production between manufacturing sites and to substitute materials in products and recipes if needed. We manage commodity price risks through forward-buying of traded commodities and other hedging mechanisms. We integrate weather system modelling into our forecasting process. Our Regenerative Agriculture Principles and Sustainable Agriculture Code promote the principles of Climate-Smart Agriculture to our suppliers and encourage practices to sustainably increase their productivity and resilience to extreme weather.

Physical: water stress

Risks and opportunities: Household water scarcity, exacerbated by population growth and urbanisation is a physical risk to our business. Consumers may reduce use of certain products such as laundry detergents, shampoos, conditioners and toilet cleaners if they don’t have access to water. Reduced water quality could also impact our products efficacy and consumers’ enjoyment. We investigated the effects of water stress on our sales in the global scenario analysis and while we found the overall impact by 2030 is not significant, we could face greater short-term impacts in specific communities. We can pursue opportunities to develop new water-smart products and increase our market share among consumers concerned about water use or facing local water shortages.

Actions we’re taking: We’re investing in new products and formulations that work with less water, poor quality water or no water, with a particular focus on household cleaning, skin cleansing, oral and hair care. Many of our Beauty & Personal Care and Home Care products now have fast-rinse technology as standard, using less water or low-temperature washing. We recently committed to expand our water stewardship programme to 100 locations in water-stressed areas by 2030 (see page 30).

Transition: changing consumer preferences

Risks and opportunities: Our growth and profitability depend on our ability to pre-empt or respond to changing consumer preferences. Public concern about climate change is higher than ever and consumers are increasingly choosing more sustainable brands. Consumers in a number of markets are increasingly adopting plant-based diets which have a lower GHG footprint than meat-based diets. Animal-based agriculture (including fats and protein) is associated with only around 7.5% of our Foods & Refreshment GHG footprint, and 2.5% of our total GHG footprint. We’re capturing opportunities to develop new products and grow our consumer base by appealing to eco-conscious consumers.

Actions we’re taking: We’re developing lower carbon footprint products. We’ve spent years developing concentrated laundry detergents that fit more washes into smaller bottles, reducing packaging, manufacturing and transport emissions. Our Home Care division’s Clean Future programme aims to eliminate fossil fuels from cleaning products by 2030. By embedding circular economy principles into both packaging and product formulations, we’re shifting from using fossil-fuel derived feedstocks to renewable or recycled sources of carbon for cleaning chemicals. Our Foods & Refreshment brands offer a range of vegan and vegetarian variants and continue to actively promote vegetarian and vegan recipes (see page 22). A recent FAIRR report identified Unilever as a pioneer in developing alternatives to meat.

In recent years, our M&A strategy has been to acquire new businesses which serve specific consumer segments, such as sustainability-conscious consumers. A number of these, including Pukka Herbs, Seventh Generation and OLLY Nutrition, are recognised as B Corps – meaning they have met stringent environmental and social criteria as laid out in the B Corp impact assessment. Existing brands such as our T2 premium tea brand have also achieved B Corp certification. Seventh Generation advocates for renewable energy and is taking action to decarbonise its own business and Pukka Herbs has its own science-based zero carbon goal. In 2020, we launched a €1 billion Climate & Nature Fund which will be used over the next ten years by our brands to take meaningful and decisive action on climate change (see page 28).

56	Unilever Annual Report on Form 20-F 2020

Sustainability deep-dives continued

Transition: future policies and regulation

Risks and opportunities: Current and emerging laws and regulations could impact our financial performance as governments may take action, such as the introduction of carbon taxes which could increase both manufacturing costs and the costs of raw materials such as ingredients and packaging, or zero net deforestation policies which could increase the costs of raw materials. We are dependent on countries implementing their Paris Agreement commitments and in raising the ambition of those commitments.

Actions we’re taking: Our science-based climate targets are one of the ways we mitigate the risk of future policy and regulation (see right). In 2020, we launched an additional climate goal, committing to net zero emissions from all our products by 2039 – from the sourcing of materials we use, up to the point of product sale.

We support the use of carbon pricing as an important tool to help us achieve our zero emissions objective. Our carbon pricing approach is a mechanism which creates a sustainable capital investment fund which is then used to fund the capital investments needed to decarbonise our operations. This has been operating since 2016 and, whilst there were some delays to the projects during 2020 due to Covid-19, we have continued to make progress in the reduction of our greenhouse gas emissions in our operations. To ensure that we remain on track to deliver our ambition of zero emissions by 2030 we are committed to continue this capital investment programme.

Over the past decade, we have worked with governments and others to drive action to end deforestation. We are committed to achieving a deforestation-free supply chain by 2023 (see page 29).

Metrics and targets

Our new Compass strategy includes stretching goals to address climate risks and opportunities across our value chain. Two of these GHG reduction targets have been recognised as science-based by the Science Based Target initiative:

◾	Halve the greenhouse gas impact of our products across the lifecycle by 2030 (this is our full value chain goal and covers all greenhouse gas scopes and all the phases across the lifecycle of our products, including ingredients and raw materials, manufacturing, distribution, retail, packaging, consumer use and disposal, against a 2010 baseline). See page 34 for our progress and table right for our progress on Scope 3.
◾	Reduce Scope 1 and 2 greenhouse gas emissions by 100% from our operations by 2030 (this is our goal to achieve zero emissions in our operations by 2030 from energy and refrigerant use, against a 2015 baseline). See table right for our progress on Scope 1 and 2.

We continuously review our GHG footprint estimations to ensure we are using the best available data and thus improve the accuracy of our GHG emissions reporting. These changes can affect both the 2010 baseline and the annual emissions that we report. In 2020 we concluded that the changes required in certain estimations were sufficiently material to require us to formally restate prior years reported changes in GHG emissions per consumer use. The impact of the new data was primarily in relation to the 2010 baseline and was due to the following factors:

1.	A revision of our estimates about the amount of hot water used by consumers when using our products, such as shower gels, shampoos and washing up liquid.
2.	The inclusion of the GHG emissions from the biodegradation of fossil-fuel derived ingredients at the end of a product’s life in our Home Care and Beauty & Personal Care portfolio.
3.	Errors in the GHG emissions from certain Savoury products.

Relative to the revised 2010 baseline (50.5g CO2e per consumer use), our restated GHG performance was:

◾	2018: 48.8g CO2e per consumer use, -3% versus 2010 (compared to +6% in the 2019 Annual Report and Accounts).
◾	2019: 46.7g CO2e per consumer use, -8% versus 2010 (compared to +2% in the 2019 Annual Report and Accounts).
◾	2020: 45.6g CO2e per consumer use, -10% versus 2010.

While the GHG footprint results reported in this Annual Report and Accounts differ from those stated in the 2019 Annual Report and Accounts, the direction of change over the past three years remains the same.

GHG emissions by activity

In line with the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 as amended by the Companies Act 2006 (Strategic Report and Directors’ Report) Regulations 2013, our GHG emissions are set out below. The Scope 1 and 2 GHG data below relates to emissions during the 12-month period from 1 October to 30 September. The Scope 3 data relates to emissions during the 12-month period from 1 July to 30 June. These periods are different from the Strategic Report, Directors’ Report and Financial Statements which are calendar year.

	2020	2019	2018

Unilever operations (Scope 1 and 2)(a)(b)(c)

Total Scope 1 and 2 (tonnes CO2e)(d)	778,677	1,102,925	1,652,057

Scope 1 (tonnes CO2e)(e)	606,771	659,028	758,232

Scope 2 (tonnes CO2)(d)(f)	171,906	443,897	893,825

Reduction in Scope 1 and 2 GHG emissions from energy and refrigerant use in our operations since 2015 baseline (%)	60%	44%	16%

Upstream and downstream of Unilever operations (Scope 3)(g)(h)

Total Scope 3 (tonnes CO2e)	60,388,592	61,020,357	62,017,585

Consumer use (tonnes CO2e)(i)	42,093,341	41,743,454	42,281,468

Ingredients and packaging (tonnes CO2e)(i)(j)	14,239,918	14,897,174	15,367,491

Distribution and retail (tonnes CO2e)(k)	4,055,333	4,379,729	4,368,626

(a)

Since 2020 we have included HFC emissions in Scope 1 reporting, expressed as CO2 equivalents (CO2e), as well as our CO2 emissions from energy, but other GHG emissions are not included as these are considered to be immaterial. For years prior to 2020 for Scope 1 and 2, we report our CO2 emissions only but not other GHG emissions as these are considered to be immaterial compared to CO2. For Scope 3, we report our GHG emissions (e.g. CO2, CH4, N2O) in terms of CO2 equivalents. Carbon emission factors are used to convert energy used in our operations to emissions of CO2. Carbon emission factors for fuels are provided by the Intergovernmental Panel on Climate Change (IPCC). We report our emissions with reference to the latest Greenhouse Gas Protocol Corporate Accounting and Reporting Standard (GHG Protocol).

(b)

Our Scope 1 and 2 operations data has been recalculated to include HFC emissions in Scope 1 and Unilever’s production of third-party products in Scope 1 and 2. As such, it is not comparable with the 2019 and 2018 data in our 2019 Annual Report and Accounts. Our Scope 1 and 2 reporting covers manufacturing sites for which we have operational control (owned or leased by Unilever, where Unilever personnel are running/controlling the site and the site manufactures or packs Unilever or third-party products or materials used in Unilever products), R&D centres, data centres and logistics sites which are owned or leased by Unilever or, where owned by a third-party, Unilever is a single user of the facility. Our Scope 1 and 2 reporting excludes third party manufacturing sites.

(c)	Emissions from our manufacturing sites (CO2) are assured by PwC. See page 34 for details of our assured GHG metrics.

Unilever Annual Report on Form 20-F 2020	57

(d)	We calculate our carbon emissions for grid electricity according to the ‘market- based method’.
(e)	Scope 1: direct GHG emissions from energy generated from fossil fuels such as gas and oil, as well as refrigerants.
(f)	Scope 2: indirect GHG emissions from the generation of purchased electricity and steam from a utility provider.
(g)	Scope 3: all other indirect GHG emissions in Unilever’s value chain (upstream and downstream).
(h)

Our Scope 3 emissions have been recalculated to include biodegradability of organic materials. We have recalculated consumer use to also include disposal, and ingredients and packaging to also include inbound transport of raw materials. As such, it is not comparable with the 2018 and 2019 Scope 3 data in our 2019 Annual Report and Accounts. Our Scope 3 reporting covers all indirect emissions by third parties in these phases of the value chain: raw materials (primary packaging, secondary packaging, ingredients), inbound transportation of raw materials into our factories, retail, consumer use, and disposal. Our top three Scope 3 emissions amount to more than 99% of our GHG footprint across our value chain.

(i)

We measure the GHG footprint of our product portfolio using an LCA method compliant with the ISO 14040 standard. We measure the consumer use phase using a combination of primary habits data and on-pack recommendations of use combined with life-cycle inventory data. We measure a representative sample of products across 14 countries which account for around 60-70% of our annual sales volume.

(j)

We use a combination of external life-cycle inventory databases (secondary data) and supplier-specific data (primary data e.g. for surfactants, perfumes and some of our food ingredients) to measure the GHG emissions of purchased ingredients and packaging materials used in the production of our products.

(k)	Downstream distribution is calculated using average distances and modes of transport derived from data collected from our distribution network and logistic providers.

Streamlined Energy and Carbon Reporting

The table below represents Unilever’s energy use and associated GHG emissions from electricity and fuel in the UK (1 October to 30 September), calculated with reference to the Greenhouse Gas Protocol. The scope of this data includes eight manufacturing sites and 11 non-manufacturing sites based in the UK. In 2020, the UK accounted for 6% of our global total Scope 1 and 2 emissions as well as 6% of our global energy use, outlined in the table below.

UK operations	2020	2019	2018(a)

Biogas (kWh)	9,420,000	17,045,000	15,958,000

Natural gas (kWh)	231,832,000	238,081,000	278,849,000

LPG (kWh)	1,464,000	866,000	1,513,000

Fuel oils (kWh)	59,000	580,000	648,000

Coal (kWh)	0	0	0

Electricity (kWh)	190,790,000	195,797,000	219,141,000

Heat and steam (kWh)	201,709,000	212,483,000	262,693,000

Total UK energy (kWh)(b)	392,499,000	408,280,000	481,833,000

Total global energy (kWh)	7,037,674,000	7,181,904,000	7,853,609,000

Total UK Scope 1 emissions (tonnes CO2)(c)	46,918	48,178	56,533

UK Scope 1 emissions (kg CO2) per tonne of production	49.1	55.6	56.4

Total UK Scope 2 emissions (tonnes CO2)(c)(d)	527	702	7,618

UK Scope 2 emissions (kg CO2) per tonne of production	0.6	0.8	7.6

(a)

We have restated our 2018 data to correct errors at one site where natural gas was used to produce heat and steam, and electricity. As a result, 2018 data for heat and steam has decreased by 4% and electricity has increased by 11%.

(b)	Fleet and associated diesel use excluded as it is not material. Transportation is operated by a third party and accounted for under Scope 3.
(c)

We report our emissions with reference to the latest Greenhouse Gas Protocol Corporate Accounting and Reporting Standard (GHG Protocol). Our only material GHG from energy is CO2, reported as required by the GHG Protocol. Other gases are immaterial. Energy use data is taken from meter reads and energy invoices from each site and then converted to kWh using standard conversion factors as published by the IPCC.

(d)	Carbon emission factors for grid electricity calculated according to the ‘market-based method’.

Further climate change disclosures

This Annual Report and Accounts contains additional disclosures on our climate change:

◾	Governance: pages 4, 73 and 93
◾	Strategy: pages 27 and 28 to 29
◾	Risk management: page 47
◾	Metrics and targets: pages 10 and 34

Find out more about our actions on climate and energy efficiency on our website

Our CDP climate submission contains extensive disclosure on our climate risks, opportunities, impacts and mitigating actions

58	Unilever Annual Report on Form 20-F 2020

Sustainability deep-dives continued

In focus: Plastic packaging

We believe that plastic has a place in the economy but not in the environment. We know it is a big concern for our stakeholders, and despite challenging conditions due to Covid-19 such as the availability of certain materials and the closure of sorting and recycling centres in some markets, we are fully committed to tackling plastic pollution. It is vital for us, and for the rest of the industry, to stay the course, cut the amount of plastic we use and rapidly transition to a circular economy. In this Annual Report and Accounts, we have integrated plastic packaging disclosures throughout the Strategic Report narrative. We have also summarised the key risks and opportunities arising from plastic packaging in this section of the report.

Governance

The Board takes overall accountability for the management of all risks and opportunities, including plastic packaging (see page 44). Our CEO and Executive Board member, Alan Jope, is ultimately responsible for oversight of our plastic packaging agenda. He is supported by the ULE, including our Chief R&D Officer, Richard Slater, who is responsible for driving the plastic strategy, and Divisional Presidents who lead the plastics agenda within their respective Divisions.

The Sustainable Packaging Committee supports ULE decision making and guides our strategy across all three Divisions. It has oversight of delivery and progress against our packaging goals, meets four times a year, is chaired by Richard Slater, and includes senior leaders and plastic packaging specialists from across our Divisions, markets and functions.

Plastic packaging is a key part of our sustainability programme. Remuneration linked to achievement of sustainability and plastic targets is a key part of our reward framework. For management employees – up to and including the ULE – reward packages include fixed pay, a bonus as a percentage of fixed pay and eligibility to participate in a long-term management co-investment plan (MCIP) linked to financial and sustainability performance. The Sustainability Progress Index accounts for 25% of the total MCIP award. It includes, amongst others, consideration of progress against our target to increase the recycled plastic material content in our packaging. Subject to shareholder approval at the 2021 AGM the MCIP will be replaced by a Performance Share Plan (PSP) and the performance measures for the PSP will continue to include the Sustainability Progress Index. See pages 92 to 93 for more on MCIP including the role of the Board’s Compensation Committee and Corporate Responsibility Committee in determining the Sustainability Progress Index outcome each year and changes related to the PSP.

Strategy and risk management

Plastic has been identified as a principal risk for the company which has the potential to impact our business in the short, medium and long term. The process for assessing and identifying plastic packaging risk is the same for all principal risks and is described on page 44. For each of our principal risks we have a risk management framework detailing the controls we have in place and who is responsible for managing both the overall risk and the individual controls mitigating it. We monitor risks throughout the year to identify changes in the risk profile.

We have taken decisive action to mitigate the risks and capitalise on the opportunities. In 2017, we were the first company in our industry to commit to ensuring that 100% of our plastic packaging is reusable, recyclable or compostable by 2025. In 2019, we announced two new goals to complement the 2017 commitment:

◾	Halve our use of virgin plastic, by reducing our absolute use of plastic packaging by more than 100,000 tonnes and accelerating our use of recycled plastic.
◾	Help collect and process more plastic packaging than we sell.

We also restated our commitment to use at least 25% recycled plastic in our packaging by 2025.

Managing plastic risks and opportunities

Changing consumer preferences

Risks and opportunities: There has been a significant rise in consumer concern regarding plastic packaging over the last few years. Concern is not universal and takes on different dimensions in different countries depending on the media coverage and government focus. A recent study by GlobeScan found that single-use plastic is a ‘very serious’ concern for over half of consumers surveyed, behind climate change, natural resource depletion and air pollution, while a Kantar and GfK study found plastic waste as a top environmental concern after climate change. As a result of Covid-19, we see a number of consumer behaviour shifts that we believe will remain for the mid to long term, including increased demand for ‘at home’ solutions and rapid growth in eCommerce. The shift to eCommerce platforms in particular presents opportunities to use different formats and new business models such as reuseable and refillable packaging that support the delivery of our virgin reduction commitment.

Actions we’re taking: We’re transforming our approach to plastic packaging through our ‘Less plastic, Better plastic, No plastic.’ framework. ‘Less plastic’ is about cutting down how much we use in the first place. ‘Better plastic’ is about making our products recyclable and eliminating problematic materials. Specifically, it’s about how we get recycled content into our packaging. And ‘No plastic’ is about thinking differently – using alternative materials such as aluminium, glass, paper and board where appropriate and removing plastic where it is not necessary.

We know consumers expect us, first and foremost, to reduce our reliance on plastic packaging. We have committed to reduce our use of virgin plastic in our packaging by 50% by 2025, this equates to no more than 350,000 tonnes. We plan to deliver this firstly by eliminating over 100,000 tonnes of plastic from our packaging by accelerating multiple-use packs and reusable, refillable, and no plastic product innovations. We will deliver the remainder by increasing our use of recycled materials, by giving plastic a value to ensure it can be collected and processed (see policy and regulatory risks below).

Our use of recycled plastic has increased significantly. Our commitment has driven a step change in our sourcing and how we integrate recycled plastic in our packaging. We estimate we will end the year with 15% of our total plastic packaging footprint consisting of recycled plastic. Dove has introduced 100% recycled plastic bottles in North America and Europe across all ranges. Magnum has rolled out of more than 7 million ice cream tubs made from recycled plastic after a successful pilot. This is a big technical achievement as the plastic not only needs to be food grade, but also withstand freezing temperatures.

We’re exploring new ways of packaging and delivering products – including refill at home concentrated formats such as our Cif ecorefill which eliminates 75% of plastic and is now available

Unilever Annual Report on Form 20-F 2020	59

across Europe, Canada and Australia; and Omo Concentrate, our first dilute at home laundry detergent which is available in several South American markets. It was launched in Brazil in 2019 and has seen great success, shifting 30% of Omo 3 litre consumers in Brazil to the refill at home format.

Finally, we continue to experiment with refills to eliminate the need for plastic. In the UK, we have partnered with Asda to launch our largest in-store refill pilot in Europe. And in Chile we have partnered with Algramo, a social enterprise, to deliver refills directly to consumers at home. This intelligent dispensing system has thrived during Covid-19 thanks to its tricycle distribution system across Santiago. We are also experimenting with new formats that use alternative materials or have no packaging at all. We have already brought to the market innovations including bamboo toothbrushes (Signal), recyclable glass bottles (Knorr) and paper ice cream tubs (Carte D’Or). Seventh Generation has also launched a zero-plastic range on eCommerce channels in the US, using packaging made from steel. We now have dedicated teams looking at scaling new business models on reusable, refillable formats and we’re investing in pilot programmes all over the world to test their viability.

Policy and regulatory risks

Risks and opportunities: There is a growing focus from governments on plastic and the potential for further regulatory and tax measures in a number of markets where we operate. In the EU for example, member countries have agreed to the Plastics Strategy set out by the European Commission, which requires that all plastic waste will be recyclable by 2030. Policy developments in the area of Extended Producer Responsibility (EPR) are also more common. We are supportive of well-designed EPR regulations which reflect the unique waste management requirements in that country. We believe well-designed EPR schemes can be a game-changer in the fight against plastic waste. They boost recycling systems, ensure money is invested in the right places, hold businesses to account for the packaging choices they make, and as a result, enable a circular economy. In developing markets, we are working with governments and other stakeholders to support the development of collection and reprocessing infrastructure before a formal EPR system is designed and adopted. We also support the implementation of comprehensive waste management legislation to build a more effective and efficient waste infrastructure.

Actions we’re taking: Improving waste infrastructure is key to us reaching our 100% recyclable goal and ensuring availability of recycled plastic. To stimulate recycling in our markets, we introduced a new target in 2019 to help collect and process more plastic packaging than we sell by 2025. This requires us to help collect and process around 690,000 tonnes of plastic annually by 2025. We continue to work with many partners to help collect and process plastic packaging, with programmes in multiple countries, including Brazil, India, Indonesia, Philippines, Russia, South Africa, Thailand, UK and US. This includes direct investments and partnerships in waste collection and processing, buying recycled plastics, and through supporting well-designed EPR schemes in which Unilever directly pays for the collection of its packaging.

In India, for example, we’re working with the United Nations Development Programme to protect the livelihoods of informal waste collectors, who help segregate, collect and recycle packaging. The partnership has reached more than 33,000 households and collected 2,500 tonnes of plastic waste so far, and will scale up to include more households in the coming years. In Indonesia, we have supported communities in 18 cities to develop systems where they can collect and sell waste. We’re using a platform called ‘Google My Business’, which enables consumers to access the locations of nearby waste banks via Google Maps. Currently, around 780 waste banks are searchable on the digital tool, and the aim is to make 2,000 waste banks available through Google Maps. Together with other companies, we collectively pledged a total of US$100 million in funding to Circulate Capital, an investment firm that incubates and finances waste management solutions and infrastructure. It’s a unique investment model, designed to create the lasting systems change needed to address the ocean plastic crisis. This year Circulate Capital announced inaugural investments in two companies in India and Indonesia that recycle local plastic waste into useful products. Across all our plastic targets, we need to continue our advocacy, partnerships and policy approach to drive system-wide change and shift the economy from a finite and linear – take, make, dispose – model to a circular approach that protects the environment and protects our resources whilst supporting a growing population. For example, it is important that we unlock regulatory barriers for PCR use. It is also imperative that there is a favourable policy environment to support sustainable financing for collection as well as financial incentives for the right behaviours.

Human rights risks

Risks and opportunities: We are aware that there are potential human rights issues in emerging markets which do not have formalised waste management infrastructure. Informal waste collection (waste pickers) and recycling is a common way to earn an income and a livelihood.

Actions we’re taking: Our Responsible Sourcing Policy contains clear guidance on 12 fundamental principles such as the protection of workers’ health and safety, employing a permitted workforce (age/freedom of movement) and fair wages. We have refused to work with waste management companies based on a lack of assurances on human rights, child labour and working conditions. We are developing a global framework on how we approach and include human rights in our plastic value chain, especially for informal waste collectors who are involved in collection and processing in a number of developing markets.

Metrics and targets

For the reporting period July 2019 to June 2020, as a result of our ongoing efforts to improve our data coverage, we now have accurate data for around 80% of the sales volume in scope for plastic packaging reporting. Based on this, our total plastic packaging footprint is 690,000 tonnes, of which 52% was reusable, recyclable or compostable, in practice and at scale (i.e. actual recyclability). We continue to make progress on technical recyclability (i.e. packaging designed for recycling but not yet recycled at scale). As recycling infrastructure improves across the markets we operate in, we expect an increase in our actual recyclability which will close the gap on what is technically recyclable. We are helping to stimulate investment through our collection and processing target. Approximately 11% (76,000 tonnes) of our total plastic packaging footprint consisted of recycled plastic – a significant increase compared to last year and strong progress towards our goal to use at least 25% recycled plastic by 2025.

60	Unilever Annual Report on Form 20-F 2020

Sustainability deep-dives continued

Our virgin plastic packaging footprint (our total plastic packaging footprint minus packaging made of recycled plastic) was approximately 615,000 tonnes, which is 12% less than in 2018, our baseline year. In the short term, our progress to reduce our virgin plastic footprint will be driven primarily by our PCR use. However, we are working towards an absolute reduction by accelerating and scaling our less, better or no plastic innovations.

We are implementing a robust measurement approach to track collection and processing. Since we announced this commitment, we’ve developed country-specific roadmaps to achieve our goal and established a number of initiatives.

Further waste and packaging disclosures

This Annual Report and Accounts contains additional disclosures on plastic packaging:

◾	Governance: pages 73 and 93
◾	Strategy: page 29
◾	Risk management: page 47
◾	Metrics and targets: pages 10 and 34

Find out more about our actions on plastic packaging on our website

Non-financial information statement

In accordance with sections 414CA and 414CB of the Companies Act 2006 which outline requirements for non-financial reporting, the table below is intended to provide our stakeholders with the content they need to understand our development, performance, position and the impact of our activities with regards to specified non-financial matters. Further information on these matters can be found on our website and in our Human Rights Report, including relevant policies.

Non-financial matter and relevant sections of Annual Report	Annual Report page reference

Environmental matters

Relevant sections of Annual Report and Accounts:

◾  Protecting climate and nature

◾  Net zero emissions

◾  A waste-free world

◾  Protecting and regenerating nature

◾  Protecting water

◾  In focus: Climate change

◾  In focus: Plastic packaging

◾ Policy: pages 28 to 29 ◾ Position and performance: pages 28 to 29, 34, 56 to 57 and 59 ◾ Risk: pages 47, 55 to 56 and 58 to 59 ◾ Impact: pages 28 to 29

Social and community matters Relevant sections of Annual Report and Accounts: ◾ A fairer more socially inclusive world ◾ Better health and hygiene	◾ Policy: pages 30 to 31 ◾ Position and performance: pages 30 to 31 and 34 ◾ Risk: page 50 ◾ Impact: pages 30 to 31

Employee matters

Relevant sections of Annual Report and Accounts:

◾  Making our supply chain more diverse

◾  Protecting wellbeing

◾  Safety at work

◾  A year of learning

◾  Managing talent

◾  A beacon for diversity

◾ Policy: pages 16 to 19 ◾ Position and performance: pages 16 to 19 and 34 ◾ Risk: page 48 ◾ Impact: pages 16 to 19

Human rights matters Relevant sections of Annual Report and Accounts: ◾ Promoting human rights ◾ Raising living standards	◾ Policy: page 30 ◾ Position and performance: page 30 ◾ Risk: pages 50 and 59 ◾ Impact: page 30

Anti-corruption and bribery matters Relevant sections of Annual Report and Accounts: ◾ Working with integrity	◾ Policy: Page 18 ◾ Position and performance: Page 18 ◾ Risk: Page 50 ◾ Impact: Page 18

Unilever Annual Report on Form 20-F 2020	61

Corporate Governance

Unilever’s structure

In 2020, Unilever changed its legal structure by unifying under a single parent company, PLC. For the first time in its history, Unilever now trades with one market capitalisation, one class of shares and one global pool of liquidity, whilst also maintaining the Unilever Group’s listings on the Amsterdam, London and New York stock exchanges.

The Board believes that Unification will bring significant benefits by increasing Unilever’s strategic flexibility for portfolio evolution, including through equity-based acquisitions or demergers and removing complexity and further strengthening Unilever’s corporate governance, creating for the first time an equal voting basis per share for all shareholders.

Since its formation in 1930 until 29 November 2020, the Unilever Group operated under a dual-headed legal structure with two parent companies: Unilever N.V. (NV), which was incorporated under the laws of the Netherlands, and PLC, incorporated under the laws of England and Wales. During that time, PLC and NV, together with their group companies, operated as nearly as practicable as a single economic entity, which was achieved by special provisions in their articles of association and a series of agreements between PLC and NV known as the Foundation Agreements. Each PLC share represented the same underlying economic interest in the Unilever Group as each NV share. As a result, parity between the economic rights of the respective shareholders of PLC and NV was maintained. However, PLC and NV were separate legal entities with different shareholder constituencies and separate stock exchange listings. Shareholders were not able to convert or exchange the shares of one company for the shares of the other.

Over the last two decades, the dual-parent holding company structure of the Unilever Group was reviewed periodically and a series of steps were taken to reduce complexity, including in October 2017 when NV’s preference shares were successfully repurchased, and in June 2019 when NV terminated its depositary receipt structure.

On 29 November 2020, after receiving overwhelming support in favour of the proposals at shareholders’ meetings of both NV and PLC held in September 2020 and October 2020 respectively, the Unilever Group completed the Unification of its dual-parent legal structure. Pursuant to the cross-border merger: (i) PLC acquired all of the assets, liabilities and legal relationships of NV by universal succession of title; (ii) NV was dissolved without going into liquidation and ceased to exist; and (iii) PLC issued and allotted shares in its capital to former NV shareholders.

Under the terms of Unification, all of the NV ordinary shares were cancelled and NV shareholders received one new PLC ordinary share of 3 1/9 pence in exchange for each NV share owned, consistent with the one-to-one equalisation ratio that was set out in the Equalisation Agreement, and can continue to trade their new shares on Euronext in Amsterdam in Euros. NV New York Registry Shares were converted one-for-one to new PLC American Depositary Shares or new PLC ordinary shares. A very small number of NV shareholders elected to receive cash instead of new PLC shares pursuant to a Dutch statutory withdrawal mechanism. Unification resulted in the issue and allotment of 1,460,713,122 new PLC ordinary shares pursuant to the authority granted to the PLC Directors at the PLC shareholders’ meeting held in October 2020. As at 29 November 2020, the new PLC shares represented 55.56% of the total number of PLC shares. As at 31 December 2020, PLC’s total issued ordinary share capital consisted of 2,629,243,772 ordinary shares.

All of the 2,400 NV special ordinary shares and 100,000 PLC deferred shares, which ensured the unity of management of NV and PLC, were repurchased by NV and PLC respectively immediately prior to the implementation of Unification and cancelled.

Following the implementation of Unification, PLC is now the single parent company of the Unilever Group. PLC’s shares are traded through its listings on the London Stock Exchange and Euronext in Amsterdam, with its securities also traded on the New York Stock Exchange under its American Depositary Share programme.

Unification did not change our Board composition or governance framework, and the Board delegates a number of its authorities as described below, including to our four Board Committees. The Board of PLC has implemented standards of corporate governance and disclosure policies applicable to a UK incorporated company, with listings in London, Amsterdam and New York.

Unilever’s presence in the Netherlands and the United Kingdom, and our multi-stakeholder approach to business remain unchanged as a result of Unification.

Articles of association

At the 2010 PLC AGM, the shareholders agreed that the objects clause be removed from PLC’s Articles of Association so that there are no restrictions on its objects.

The current Articles of Association were approved by shareholders in October 2020 and adopted with effect from 29 November 2020.

Allocation of profits

Distributable profits of PLC are paid first at the rate of 5% per year on the paid-up nominal capital of 3 1/9 pence of the ordinary shares and secondly at a rate of 5% per year on the paid-up nominal capital of 3 1/9 pence of the ordinary shares. The surplus is paid by way of a dividend on the ordinary shares.

Lapse of distributions

Any PLC dividend unclaimed after 12 years from the date of the declaration of the dividend by PLC reverts to PLC.

The time periods for the right to claim cash dividends or the proceeds of share distributions declared by Unilever NV before Unification will remain at 5 and 20 years, respectively, after the first day the dividend or share distribution was obtainable from Unilever NV. Any such unclaimed amounts will now revert to Unilever PLC after the expiry of these time periods.

Redemption provisions and capital call

Outstanding PLC ordinary shares cannot be redeemed. PLC may make capital calls on money unpaid on shares and not payable on a fixed date. PLC has only fully paid shares in issue.

Modification of rights

Modifications to PLC’s Articles of Association must be approved by a general meeting of shareholders.

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

Indemnification

The power to indemnify PLC Directors is provided for in PLC’s Articles of Association and deeds of indemnity have been agreed with all PLC Directors. Third-party directors’ and officers’ liability insurance was in place for all Unilever Directors throughout 2020 and is currently in force.

In addition, PLC provides indemnities (including, where applicable, a qualifying pension scheme indemnity provision) to the Directors of three subsidiaries each of which acts, or acted as trustee of a Unilever UK pension fund. Appropriate trustee liability insurance is also in place.

62	Unilever Annual Report on Form 20-F 2020

Corporate Governance continued

The Governance of Unilever

A comprehensive description of Unilever’s corporate governance arrangements, including further details on the structure of the Unilever Group, is set out in ‘The Governance of Unilever’. It further details the roles and responsibilities of the Chairman, Senior Independent Director (SID), CEO, CFO and other corporate officers and how our Board effectively operates, governs itself and delegates its authorities.

The Governance of Unilever also describes Directors’ appointment, tenure, induction and training, Directors’ ability to seek independent advice at Unilever’s expense and details about Board and Management Committees (including the Disclosure Committee).

www.unilever.com/investor-relations/agm-and-corporate- governance/our-corporate-governance

Board

The Board of PLC has ultimate responsibility for the management, general affairs, direction, culture, performance and long-term success of our business as a whole. The majority of the Directors are Non-Executive Directors who essentially have a supervisory role, providing constructive challenges, strategic guidance and specialist advice. In the normal course Unilever has two Executive Directors, the CEO and the CFO. A list of our current Directors can be found on pages 64 and 65.

Board Committees

The Board has established four Board Committees: the Audit Committee, the Compensation Committee, the Corporate Responsibility Committee and the Nominating and Corporate Governance Committee. The terms of reference of these Committees can be found on our website and the reports of each Committee, including attendance at meetings in 2020, can be found on pages 70 to 103.

 www.unilever.com/boardsofunilever

Board meetings

In the ordinary course six Board meetings are planned throughout the calendar year to consider important corporate events and actions, for example, the half-year and full-year results announcements; the development and approval of our strategy; oversight of the performance of the business; review of the risk framework; authorisation of major transactions; declaration of dividends; review of the financial plan; succession planning; review of the functioning of the Board and its Committees; culture; workforce engagement; and review of corporate responsibility. Other ad hoc Board meetings are convened to discuss strategic, transactional and governance matters that arise. A majority of Board meetings will be held in the UK.

In 2020, due to the Covid-19 pandemic, the Board met physically in January only. The Board then held all remaining meetings virtually in 2020, these being in March, April, May, June, July, October and November. The Chairman leads the Board and is responsible for its overall effectiveness in directing the Unilever Group. The Chairman sets the Board’s agenda, ensures the Directors receive accurate, timely and clear information, promotes and facilitates constructive relationships and effective contribution of all the Executive and Non-Executive Directors, and promotes a culture of openness and debate.

When there is a Board meeting, the Non-Executive Directors usually meet also as a group, without the Executive Directors present. In 2020 they met six times. The Chairman, or in his absence the SID, chairs such meetings.

The table showing the attendance of current Directors at Board meetings in 2020 can be found on page 65. If Directors are unable to attend a Board meeting they have the opportunity beforehand to discuss any agenda items with the Chairman.

Board evaluation

Each year the Board formally assesses its own performance, including with respect to its composition, diversity and how effectively its members work together, with the aim of helping to improve the effectiveness of both the Board and the Committees. At least once every three years an independent third-party facilitates the evaluation. The last external evaluation was performed at the end of 2019 by No.4, an independent third-party consultant, and consisted of individual interviews with the Directors followed by a Board discussion in January 2020, covering both the outcome of the evaluation and the proposed actions to enhance the effectiveness of the Board.

At the end of 2020, the Board performed an internal evaluation which consisted of the Directors completing a questionnaire that focused on a number of key areas including strategy, risk/financial controls, Board effectiveness, virtual ways of working, and information/knowledge. The Chairman’s statement on page 5 describes the key actions agreed by the Board following the internal evaluation.

The evaluation of the performance of the Chairman and CEO is led by the SID and Chairman respectively, and bespoke questionnaires are used to support these evaluations.

Committees of the Board evaluate themselves annually under supervision of their respective Chairs taking into account the views of respective Committee members and the Board. The key actions agreed by each Committee in the 2020 evaluations can be found in each Committee Report.

Board appointment

The report of the Nominating and Corporate Governance Committee (NCGC) on pages 74 and 75 describes the work of the NCGC in Board appointments and recommendations for re-election. In addition, shareholders are able to nominate Directors for appointment. The procedure for shareholders to nominate Directors is contained within the document entitled ‘Appointment procedure for PLC Directors’ which is available on our website. To do so they must put a resolution to the PLC AGM in line with English law requirements. Directors are appointed by shareholders by a simple majority vote at the AGM.

 www.unilever.com/boardsofunilever

Board induction and training

All new Directors participate in a comprehensive induction programme when they join the Board. The Chairman ensures that ongoing training is provided for Directors by way of site visits, presentations and circulated updates at (and between) Board and Board Committee meetings on, among other things, Unilever’s business, environmental, social, corporate governance, regulatory developments and investor relations matters. For example, in 2020 the Directors received presentations on shareholder activism and cyber security, and held a session with the Unilever Sustainability Advisory Council.

Independence and conflicts

It is important that the Non-Executive Directors can be considered to be independent. Each year the Board conducts a thorough review of the Non-Executive Directors’, and their related or connected persons’, relevant relationships referencing the criteria set out in The Governance of Unilever which is derived from the relevant best practice guidelines in the UK and US. The Board currently considers all our Non- Executive Directors to be independent of Unilever.

We attach special importance to avoiding conflicts of interest between PLC and its Directors. The Board ensures that there are effective procedures in place to avoid conflicts of interest by Board members. A Director must without delay report any conflict of interest or potential conflict of interest to the Chairman and to the other Directors, or, in case any conflict of interest or potential conflict of interest of the Chairman, to the SID and to the other Directors. The Director in question must provide all relevant information to the Board, so that the Board can decide whether a reported (potential) conflict of interest of a Director qualifies as a conflict of interest within the meaning of the relevant laws. A Director may not take part in the decision-taking process of the Board in respect of any situation in which he or she has a conflict of interest. We consider the procedures that Unilever has put in place to deal with conflicts of interest operate effectively.

Unilever Annual Report on Form 20-F 2020	63

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

Unilever, through the Nominating and Corporate Governance Committee, assesses and monitors the structure of the Board including the other directorships held or proposed to be held by Non-Executive Directors. Unilever aims to have a Board with a diverse range of skills and capabilities and works to the principle that each Director shall have sufficient time available for the performance of his or her duties. Unilever considers that the other board responsibilities of its Non-Executive Directors, including those taken on during 2020, are fully consistent with these aims.

Engagement with employees

Given Unilever’s global footprint and scope of operations, the Board decided that the most effective way of organising its engagement with employees was to share the responsibility among all Non-Executive Directors as a collective point of contact. The Board has therefore endorsed a number of initiatives and events, including face-to-face meetings to ensure that all the Non-Executive Directors engage with the workforce and get a sense of employee sentiment at all levels. Due to the Covid-19 pandemic we have been required to hold these face-to-face meetings virtually and have incorporated additional engagement sessions alongside virtual Board meetings and the virtual Board visits to Unilever sites that we have undertaken this year. These engagement sessions have enabled all Non-Executive Directors to meet and hear directly from cohorts of employees at all levels how they feel about issues important to them through open discussion.

In 2020, Non-Executive Directors attended 12 virtual workforce engagement events with a diverse range of the workforce; from factory staff and new joiners through to head office staff and people with 25+ years in the company. This method of engagement allowed for discussions covering a wide range of topics.

The Covid-19 pandemic affected the way our employees worked in 2020, and our Non-Executive Directors engaged on a number of topics related to this, such as how our factory workers at two factories in the UAE experienced working during the pandemic. They also listened to the experiences of employees who were at the centre of responding to the pandemic in Italy. The Non-Executive Directors were also given the opportunity to hear from employees in the US, Russia, India and Sweden on how they had found working from home during the lockdown, from employees about how the local Thriving Parents programme has assisted working parents during lockdown, from employees located at HIVE, the new Dutch Foods innovation centre which opened in December 2019, about how the way we innovate in Foods is changing, and from employees in Denmark and Austria about preparing to return to the office. In addition, Non-Executive Directors listened to employees who had been redeployed during the pandemic at our Raeford factory in the US and Maydon Wharf Factory in South Africa, and also how our colleagues in Argentina had experienced their ways of working changing in order to react to market shifts as a result of Covid-19. Lastly, Non-Executive Directors also heard from employees of Unilever International and the Prestige business.

The events have been a success with positive feedback from employees and Non-Executive Directors alike. Our Non-Executive Directors were able to engage, hear and share views with employees on a host of new topics which was particularly helpful in a year when many new normals were being established. This perspective has been taken into consideration in decision making, for example improving UK employee onboarding processes and reviewing and amending annual leave policies for front line factory staff.

64	Unilever Annual Report on Form 20-F 2020

Our Board of Directors

Our Non-Executive Directors bring diverse experience to the Board’s strategic discussions and decision-making.

Nils Andersen Chairman Nationality Danish Age 62, Male Appointed April 2015	Youngme Moon Vice-Chairman/Senior Independent Director Nationality American Age 56, Female Appointed April 2016	Alan Jope CEO Nationality British Age 56, Male Appointed CEO January 2019 Appointed Director May 2019

Previous experience: BP plc (NED); A.P. Moller – Maersk A/S (Group CEO); Carlsberg A/S and Carlsberg Breweries A/S (CEO); European Round Table of Industrialists (Vice-Chairman); Unifeeder S/A (Chairman).

Current external appointments: AKZO Nobel N.V. (Chairman); Faerch Plast (Chairman); Salling Foundation (NED); Worldwide Flight Services (Chairman).

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

Current external appointments: Generation Unlimited (Board Member).

Graeme Pitkethly CFO Nationality British Age 54, Male Appointed CFO October 2015 Appointed Director April 2016	Laura Cha Non-Executive Director Nationality Chinese Age 71, Female Appointed May 2013	Vittorio Colao Non-Executive Director Nationality Italian Age 59, Male Appointed July 2015 Stepped down as a director on 18 February 2021

Previous experience: Unilever UK and Ireland (EVP and General Manager); Finance Global Markets (EVP); Group Treasurer; Head of M&A; FLAG Telecom (VP Corporate Development); PwC.

Current external appointments: Pearson Plc (NED); Financial Stability Board Task Force on Climate-related Financial Disclosures (Vice Chair); The 100 Group Main Committee (Vice Chair); UN Global Compact CFO Task Force.

Previous experience: Securities and Futures Commission, Hong Kong (Deputy Chairman); China Securities Regulatory Commission (Vice Chairman); China Telecom Corporation Limited (NED); 12th National People’s Congress of China (Hong Kong Delegate).

Current external appointments: HSBC Holdings plc (NED); Hong Kong Exchanges and Clearing Ltd (Non-Executive Chairman); Foundation Asset Management Sweden AB (Senior International Adviser); Executive Council of the Hong Kong Special Administrative Region (Non-official member); CSRC International Advisory Council (Vice Chairman).

Previous experience: Vodafone Group plc (CEO); RCS MediaGroup SpA (CEO); McKinsey & Company (Partner); Finmeccanica Group Services SpA (renamed to Leonardo SpA) (NED); RAS Insurance SpA (merged with Allianz AG) (NED).

Current external appointments: Verizon Communications Inc. (NED); General Atlantic (Senior Advisor / Vice Chairman EMEA); Bocconi University Italy (Executive Trustee); Oxford Martin School – UK (Advisor); MedTech-Humanitas / Politecnico – Italy (Advisor).

Judith Hartmann Non-Executive Director Nationality Austrian Age 51, Female Appointed April 2015	Andrea Jung Non-Executive Director Nationality American/Canadian Age 61, Female Appointed May 2018	Susan Kilsby Non-Executive Director Nationality American/British Age 62, Female Appointed August 2019

Previous experience: Suez (NED); General Electric (various roles); Bertelsmann SE & Co. KGaA (CFO); RTL Group SA (NED); Penguin Random House LLC (NED).

Current external appointments: ENGIE Group (Deputy CEO).

Previous experience: Avon Products Inc (CEO); General Electric (Board Member); Daimler AG (Board Member).

Current external appointments: Grameen America Inc (President and CEO); Apple Inc (NED); Wayfair Inc (NED).

Previous experience: L’Occitane International (NED); Keurig Green Mountain (NED); Coca-Cola HBC AG (NED); Goldman Sachs International (NED); Shire Plc (Chair); Mergers and Acquisitions, EMEA – Credit Suisse (Chair).

Current external appointments: Fortune Brands Home & Security Inc (Chair); Diageo Plc (Senior Independent Director); BHP Plc (NED).

Committee membership key

Audit Committee	Nominating and Corporate Governance Committee

Compensation Committee	Chair

Corporate Responsibility Committee

Unilever Annual Report on Form 20-F 2020	65

Strive Masiyiwa
Non-Executive
Director
Nationality
Zimbabwean
Age 60, Male
Appointed April 2016

Previous experience: Africa Against Ebola Solidarity Trust (Co-Founder and Chairman); Grow Africa (Co-Chairman); Nutrition International (formerly known as Micronutrient Initiative) (Chairman); Rockefeller Foundation (Trustee).

Current external appointments: Econet Group, privately held (Founder and Executive Chairman); Econet Wireless Zimbabwe Ltd (NED); Netflix Inc. (NED); International Advisory Board of Bank of America (Board member); Stanford University Advisory Board (Board member); National Geographic Society (Board member).

Feike Sijbesma
Non-Executive Director
Nationality Dutch
Age 61, Male
Appointed
November 2014

Previous experience: Royal DSM NV (Former CEO); Utrecht University (Supervisory Director); Stichting Dutch Cancer Institute/Antoni van Leeuwenhoek Hospital NKI/AVL (Supervisory Director); CPLC WBG (Chair).

Current external appointments: Royal Philips (Vice Chairman); Royal DSM NV (Honorary Chairman); De Nederlandsche Bank NV (Member of the Supervisory Board); Trustees of the World Economic Forum (Board member); Board of the Global Center on Adaptation (Co-Chair); Advisor Africa Improved Foods; Dutch Growth Fund.

John Rishton
Non-Executive Director
Nationality British
Age 63, Male
Appointed May 2013

Previous experience: Rolls-Royce Holdings plc (CEO); Koninklijke Ahold NV (merged to Koninklijke Ahold Delhaize NV) (CEO, President and CFO); ICA (now ICA Gruppen AB) (NED).

Current external appointments: Informa Plc (NED); Serco Group Plc (NED); Associated British Ports Holdings Ltd. (NED); Majid al Futtaim Properties LLC (Board Member).

Attendance at Board Meetings
	Planned	Ad hoc

Nils Andersen	6/6	7/7

Laura Cha	6/6	7/7

Vittorio Colao	6/6	7/7

Marijn Dekkers*	3/3	1/1

Judith Hartmann	6/6	7/7

Alan Jope	6/6	7/7

Andrea Jung	6/6	7/7

Susan Kilsby	6/6	7/7

Strive Masiyiwa	6/6	7/7

Youngme Moon	6/6	7/7

Graeme Pitkethly	6/6	7/7

John Rishton	6/6	7/7

Feike Sijbesma	6/6	7/7

* Marijn Dekkers retired from the Boards at the 2020 AGMs.

  Gender diversity

  Board tenure

Non-Executive Directors

	Nils Andersen	Laura Cha	Vittorio Colao	Judith Hartmann	Andrea Jung	Susan Kilsby	Strive Masiyiwa	Youngme Moon	John Rishton	Feike Sijbesma

Leadership of complex global entities	✓		✓	✓	✓	✓	✓		✓	✓

Broad board experience	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Geo-political exposure	✓	✓	✓	✓	✓	✓	✓		✓	✓

Financial expertise	✓	✓	✓	✓		✓	✓		✓	✓

FMCG/consumer insights	✓		✓	✓	✓	✓	✓	✓	✓	✓

Emerging markets experience	✓	✓	✓	✓	✓	✓	✓	✓		✓

Digital insights			✓		✓

Marketing and sales expertise	✓		✓		✓		✓			✓

Investment banking and transaction expertise			✓			✓

Science, technology and innovation expertise			✓			✓	✓			✓

Purposeful business and sustainability experience	✓		✓	✓	✓	✓	✓	✓		✓

HR and remuneration in international firms	✓	✓	✓	✓	✓	✓			✓	✓

66	Unilever Annual Report on Form 20-F 2020

Unilever Leadership Executive (ULE)

Our executive management team is responsible for the day-to-day running of the business and the execution of our strategy.

The Board have delegated the operational running of the Unilever Group to the CEO with the exception of the following matters which are reserved for the Board: structural and constitutional matters, corporate governance, approval of dividends, approval and monitoring of overall strategy for the Unilever Group, approval of significant transactions or arrangements in relation to mergers, acquisitions, joint ventures and pensions. The CEO is responsible to the Board in relation to the operational running of the Group and other powers delegated to him by the Board. The CEO can delegate any of his powers and discretions, and he does so delegate to members of the ULE (with power to sub-delegate). The ULE is composed of the CEO, CFO and other senior executives who assist the CEO in the discharge of the powers delegated to the CEO by the Board. Members of the ULE report to the CEO, and the CEO supervises and determines the roles, activities and responsibilities of the ULE. While ULE members (other than the CEO and the CFO) are not part of the Board decision-making process, to provide the Board with deeper insights, ULE members often attend those parts of the Board meetings which relate to the operational running of the Group. The ULE currently consists of the CEO, CFO and those listed below.

For Alan Jope and Graeme Pitkethly see page 64

Conny Braams
Chief Digital &
Marketing Officer
Nationality Dutch
Age 55, Female
Appointed to ULE
January 2020
Joined Unilever 1990

Previous Unilever posts include: Unilever Middle Europe (EVP); Unilever Benelux (Chair and EVP); Home Care Europe (EVP); Unilever FoodSolutions Asia, Africa and Middle East (EVP); various Unilever marketing and general management roles.

Current external appointments: Kröller-Müller Museum (Advisory Board member); Rotterdam School of Management, Erasmus University (Advisory Board member).

Marc Engel
Chief Supply
Chain Officer
Nationality Dutch
Age 54, Male
Appointed to ULE
January 2016
Joined Unilever 1990

Previous Unilever posts include: Unilever East Africa and Emerging Markets (EVP); Chief Procurement Officer; Supply Chain, Spreads, Dressings and Olive Oil Europe (VP); Ice Cream Latin America (Managing Director); Ice Cream Brazil Supply Chain (VP); Corporate Strategy Group (Manager); Birds Eye Wall’s, Unilever UK (Operations Manager).

Current external appointments: A. P. Møller Mærsk (Supervisory Board member); Sustainable Trade Initiative (Supervisory Board Member); AndGreen Funds (Advisory Board Member); McLaren F1 (Advisory Group Member).

Hanneke Faber
President, Foods
& Refreshment
Nationality Dutch
Age 51, Female
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

Fabian Garcia
President, North
America
Nationality American
Age 61, Male
Appointed to ULE
January 2020
Joined Unilever 2019

Previous posts include: Revlon (President and CEO); Colgate Palmolive (COO; President of the Asia/ Pacific Division, EVP Latin America); P&G (President of Asia Pacific, General Manager of Venezuela).

Current external appointments: Council of Foreign Relations in the US (member).

Sunny Jain
President, Beauty
& Personal Care
Nationality Canadian
Age 45, Male
Appointed to ULE
June 2019
Joined Unilever 2019

Previous posts include: Amazon.com Inc (Head of Core Consumables/FMCG Retail; VP Consumables/FMCG Innovation); P&G US and P&G Canada (various roles in New Business Creation, Marketing, Sales, and Information Technology).

Sanjiv Mehta
President, Unilever,
South Asia and Chair
and Managing Director,
Hindustan Unilever
Nationality Indian
Age 60, Male
Appointed to ULE
May 2019
Joined Unilever 1992

Previous Unilever posts include: Unilever North Africa and Middle East (Chair and Chief Executive Officer); Unilever Philippines Inc. (Chair and Chief Executive Officer); Unilever Bangladesh Limited (Chair and Managing Director).

Current external appointments: Board of Indian School of Business (Director); Federation of Indian Chambers of Commerce and Industry (Senior Vice-President); Breach Candy Hospital Trust (Member); South Asia Advisory Board of Harvard Business School (Member); Xynteo’s ‘India 2022’ (Chair); Advisory Network to the High Level Panel for a Sustainable Ocean Economy (Co-Chair).

Unilever Annual Report on Form 20-F 2020	67

Leena Nair Chief HR Officer Nationality British Age 51, Female Appointed to ULE March 2016 Joined Unilever 1992	Nitin Paranjpe Chief Operating Officer Nationality Indian Age 57, Male Appointed to ULE October 2013 Joined Unilever 1987	Richard Slater Chief R&D Officer Nationality British Age 43, Male Appointed to ULE April 2019 Joined Unilever 2019

Previous Unilever posts include: HR Leadership and Organisational Development and Global Head of Diversity (SVP); Hindustan Unilever Limited (Executive Director HR); Hindustan Lever (various roles).

Current external appointments: BT Plc (NED).

Previous Unilever posts include: Foods and Refreshment (President); Home Care (President); Unilever South Asia (EVP) and Hindustan Unilever Limited (CEO); Home and Personal Care India (EVP); Home Care India (VP); senior positions in Laundry and Household Care.

Previous posts include: GSK (Head of R&D, Consumer Healthcare); Reckitt Benckiser (Head of R&D, Consumer Healthcare); Reckitt Benckiser (Global Group Director / VP R&D Personal Care; Global Director R&D Aircare, Analgesics and New Brands); Boots Healthcare (various roles).

Ritva Sotamaa Chief Legal Officer & Group Secretary Nationality Finnish Age 57, Female Appointed to ULE February 2013 Joined Unilever 2013	Peter ter Kulve President, Home Care Nationality Dutch Age 56, Male Appointed to ULE May 2019 Joined Unilever 1988

Previous posts include: Siemens AG – Siemens Healthcare (GC); General Electric Company – GE Healthcare (various positions including GE Healthcare Systems (GC)); Instrumentarium Corporation (GC).

Current external appointments: Fiskars

Corporation (NED).

Previous Unilever posts include: Unilever South East Asia & Australasia (President) and Chief Digital Transformation & Growth Officer; EVP Corporate Transformation; Unilever Benelux (Chair and EVP); Unilever Ice Cream (Global Head & EVP); various Brand and Channel Management roles.

68	Unilever Annual Report on Form 20-F 2020

Corporate Governance continued

Our shares

Share capital

PLC’s issued share capital on 31 December 2020 was made up of £81,798,695 split into 2,629,243,772 ordinary shares of 3 1⁄9p each and each carrying one vote.

Listings

PLC has ordinary shares (ULVR) listed on the London Stock Exchange, on Euronext Amsterdam (UNA) and, as American Depositary Receipts* (UL), on the New York Stock Exchange.

*  One American Depositary Receipt represents one

PLC ordinary share with a nominal value of 3 1⁄9p.

Share issues and purchase of shares

At the 2020 PLC AGM held on 29 April 2020 the PLC Directors were authorised to:

◾	issue new shares, up to a maximum of £12,102,222 nominal value (which at the time represented approximately 33% of PLC’s issued ordinary share capital);
◾

disapply pre-emption rights up to a maximum of £1,817,714 nominal value (which at the time represented approximately 5% of PLC’s issued ordinary share capital) for general corporate purposes and an additional 5% authority in connection with an acquisition or specified capital investment; and

◾

make market purchases of its ordinary shares, up to a maximum of 116,853,000 ordinary shares (which at the time represented just under 10% of PLC’s issued ordinary share capital and within the limits prescribed in the resolution).

In addition, at the general meeting of PLC held in October 2020, the PLC Directors were authorised to allot new shares in PLC up to an aggregate nominal amount of £46 million only in connection with Unification and to disapply pre-emption rights in connection with a statutory withdrawal mechanism up to an aggregate nominal value of £23 million. As announced by PLC on 30 November 2020, following the completion of Unification, 1,460,713,122 new PLC shares were issued under these authorities which represent 55.56% of the total number of PLC shares. Since the 2020 PLC AGM, no shares have been issued under the 2020 PLC AGM authorities. To the extent that they are unused, each of those authorities expire on the earlier of the conclusion of PLC’s 2021 AGM and 30 June 2021. Renewal of these authorities is sought each year. In connection with Unification, PLC purchased and cancelled 100,000 deferred shares of £1.00 each, which ensured the unity of management of NV and PLC prior to Unification, from N.V. Elma and United Holdings Limited, members of the Group, for an aggregate amount of £100,000. The deferred shares represented 0.27% of the issued share capital of PLC prior to Unification.

During 2020, companies within the Unilever Group did not purchase any PLC ordinary shares or American Depositary Shares.

Trust Office

On 26 June 2019, the meeting of depositary receipt holders resolved to terminate the former NV depositary receipt structure with effect from 28 June 2019. As a result, holders of depositary receipts automatically received one NV ordinary share for every depositary receipt they owned. In addition, the trading line of depositary receipts on Euronext Amsterdam was terminated and all trading continued in NV ordinary shares. On implementation of Unification, the remaining NV ordinary shares held by the Trust Office were cancelled and new PLC ordinary shares were issued to the Trust Office on a one-for-one basis.

The Trust Office will not be dissolved until 27 June 2021 as a limited number of depositary receipts are outstanding in respect of which the bearer certificates issued by N.V. Nederlandsch Administratie - en Trustkantoor, the predecessor of the Trust Office, have not been handed in and have not been exchanged for PLC ordinary shares. Thereafter, it is expected that the Trust Office shall sell the PLC ordinary shares that have not been exchanged and the proceeds will be given in consignment to the Dutch Ministry of Finance. Holders of bearer certificates have thereafter no claim whatsoever towards the Trust Office.

 www.administratiekantoor-unilever.nl/eng/home

Our shareholders

Significant shareholders of PLC

As far as Unilever is aware, the only holder of more than 3% of, or 3% of voting rights attributable to, PLC’s ordinary share capital (‘Disclosable Interests’) on 31 December 2020, was BlackRock with a shareholding of 6.40% and voting interest of 6.18%.

As far as Unilever is aware, no new Disclosable Interests have been notified to PLC between 1 January 2021 and 23 February 2021 (the latest practicable date for inclusion in this report). Between 1 January 2018 and 23 February 2021, (i) BlackRock, and (ii) the aggregated holdings of the trustees of the Leverhulme Trust and the Leverhulme Trade Charities Trust, have held more than 3% of, or 3% of voting rights attributable to, PLC’s ordinary shares.

Shareholder engagement

We value open and effective communication with our shareholders.

The CFO has lead responsibility for shareholder engagement, with the active involvement of the CEO and supported by the Investor Relations department.

In 2020, meetings were held with institutional shareholders based across the world. Members of the ULE and Investor Relations team also met a large number of investors at industry conferences. From March 2020, all engagement was carried out virtually, as a result of the Covid-19 pandemic. The Chairman, CEO and CFO also engaged with investors on the proposals to unify the Unilever Group’s legal structure under a single parent company.

The Chair of the Compensation Committee extensively engaged with and sought feedback from investors in relation to our Directors’ Remuneration Policy which is up for renewal at the 2021 PLC AGM. Further details can be found on pages 76 to 78 of the Directors’ Remuneration Report. On an ongoing basis, the Board is briefed on investor reactions to the Unilever Group’s quarterly results announcements and on any issues raised by shareholders that are relevant to their responsibilities.

We maintain a frequent dialogue with our principal institutional shareholders and regularly collect feedback. Private shareholders are encouraged to give feedback via shareholder.services@unilever.com. Our shareholders are also welcome to raise any issues directly with the Chairman or the SID, and the Chairman, Executive Directors and Chairs of the Committees are also generally available to answer questions from the shareholders at the AGM each year. More information on shareholder engagement can be found on pages 15 and 77.

 www.unilever.com/investor-relations/

General meetings

At the PLC AGM the Chairman gives his thoughts on governance aspects of the preceding year and the CEO gives a detailed review of the performance of the Unilever Group over the last year. Shareholders are encouraged to attend the meeting and to ask questions at or in advance of the meeting. Indeed, the question and answer session forms an important part of each meeting. The external auditors are welcomed to the AGM and are entitled to address the meeting on any part of the business of the meeting which concerns them as auditors.

As a result of the Covid-19 pandemic and the UK government’s ‘Stay at Home’ measures, the 2020 PLC AGM was held as a closed meeting and shareholders were unable to attend the meeting in person. However, recognising that the AGM also serves as a forum for shareholders to engage with Directors, following the conclusion of the PLC AGM, a live webcast was held on Unilever’s corporate website with statements by the Chairman and CEO before responding to questions submitted by shareholders prior to the meeting and follow-up questions raised at the meeting.

In addition, following the passing of emergency legislation in the Netherlands and the UK relating to the holding of shareholder meetings in light of the Covid-19 pandemic, the NV AGM and the NV and PLC shareholders’ meetings to approve Unification were each held electronically. A live webcast of these meetings was held on Unilever’s corporate website with statements by the Chairman and CEO before responding to any questions submitted by shareholders prior to the meetings and follow-up questions raised at the meeting.

Shareholders of PLC may propose resolutions if they individually or together hold shares representing at least 5% of the total voting rights

Unilever Annual Report on Form 20-F 2020	69

of PLC, or 100 shareholders who hold on average £100 each in nominal value of PLC share capital can require PLC to propose a resolution at a General Meeting. PLC shareholders holding in aggregate 5% of the issued PLC ordinary shares are able to convene a General Meeting of PLC.

Information on the 2021 PLC AGM can be found within the PLC AGM Notice which will be published in March 2021.

Required majorities

Resolutions are usually adopted at PLC General Meetings by an absolute majority of votes cast, unless there are other requirements under the applicable laws or PLC’s Articles of Association. For example, there are special requirements for resolutions relating to the alteration of the Articles of Association and the liquidation of PLC.

A proposal to alter the Articles of Association of PLC can be made either by the PLC Board or by requisition of shareholders in accordance with the UK Companies Act 2006. Unless expressly specified to the contrary in PLC’s Articles of Association, PLC’s Articles of Association may be amended by a special resolution. The Articles of Association of PLC can be found on our website.

www.unilever.com/investor-relations/agm-and-corporate- governance/our-corporate-governance/

Right to hold and transfer shares

Unilever’s constitutional documents place no limitations on the right to hold or transfer PLC ordinary shares. There are no limitations on the right to hold or exercise voting rights on the ordinary shares of PLC imposed by English law.

Corporate governance compliance

We conduct our operations in accordance with internationally accepted principles of good governance and best practice, while ensuring compliance with the corporate governance requirements applicable in the countries in which we operate. Unilever is subject to corporate governance requirements (legislation, codes and/or standards) in the UK and the US and in this section we report on our compliance against these.

The United Kingdom

In 2020, PLC has applied the Principles and complied with the Provisions of the UK Corporate Governance Code. Further information on how Unilever has applied the five overarching categories of Principles can be found on the following pages – (i) Board Leadership and Company Purpose: pages 1, 8 and 61 to 63, (ii) Division of Responsibilities: pages 62 and 70 to 78, (iii) Composition, Succession and Evaluation: pages 5, 62, 74 and 75, (iv) Audit, Risk and Internal Control: pages 44 to 60, 70, 71 and 104; and (v) Remuneration: pages 76 to 103. The UK Code is available on the Financial Reporting Council’s (FRC) website.

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

Under the European Takeover Directive as implemented in the UK, the UK Companies Act 2006 and rules of the US Securities and Exchange Commission, Unilever is required to provide information on contracts and other arrangements essential or material to the business of the Unilever Group. We believe we do not have any such contracts or arrangements.

Greenhouse Gas (GHG) Emissions: Information on GHG emissions can be found on page 56.

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

A European Works Council, embracing employee and management representatives from countries within Europe, has been in existence for several years and provides a forum for discussing issues that extend across national boundaries. Further details on how the Board has engaged with the workforce can be found on page 63.

Equal Opportunities and Diversity: Consistent with our Code of Business Principles, Unilever aims to ensure that applications for employment from everyone are given full and fair consideration and that everyone is given access to training, development and career opportunities. Every effort is made to reskill and support employees who become disabled while working within the Group.

The United States

PLC is listed on the New York Stock Exchange (NYSE). As such, PLC must comply with the requirements of US legislation, regulations enacted under US securities laws and the Listing Standards of the NYSE, that are applicable to foreign private issuers, copies of which are available on their websites.

We are substantially compliant with the Listing Standards of the NYSE applicable to foreign private issuers except as set out below.

We are required to disclose any significant ways in which our corporate governance practices differ from those typically followed by US companies listed on the NYSE. Our corporate governance practices are primarily based on the requirements of the UK Listing Rules and the UK Corporate Governance Code but substantially conform to those required of US companies listed on the NYSE. The only significant way in which our corporate governance practices differ from those followed by domestic companies under Section 303A Corporate Governance Standards of the NYSE is that the NYSE rules require that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exemptions. The UK Listing Rules require shareholder approval of equity compensation plans only if new or treasury shares are issued for the purpose of satisfying obligations under the plan or if the plan is a long-term incentive plan in which a director may participate. Amendments to plans approved by shareholders generally only require approval if they are to the advantage of the plan participants.

Attention is drawn to the Report of the Audit Committee on pages 70 and 71. In addition, further details about our corporate governance are provided in the document entitled ‘The Governance of Unilever’ which can be found on our website.

All senior executives and senior financial officers have declared their understanding of and compliance with Unilever’s Code of Business Principles and the related Code Policies. No waiver from any provision of the Code of Business Principles or Code Policies was granted in 2020 to any of the persons falling within the scope of the SEC requirements. The Code of Business Principles and related Code Policies are published on our website.

Risk Management and Control: Following a review by the Disclosure Committee, Audit Committee and Board, the CEO and the CFO concluded that the design and operation of the Unilever Group’s disclosure controls and procedures, including those defined in the United States Securities Exchange Act of 1934 – Rule 13a – 15(e), as at 31 December 2020 were effective.

Unilever is required by Section 404 of the US Sarbanes-Oxley Act of 2002 to report on the effectiveness of its internal control over financial reporting. This requirement is reported on within the section entitled ‘Management’s Report on Internal Control over Financial Reporting’ on page 201.

www.unilever.com/corporategovernance

70	Unilever Annual Report on Form 20-F 2020

Report of the

Audit Committee

Committee members and attendance

Attendance

John Rishton Chair	7/7

Judith Hartmann	7/7

Susan Kilsby	7/7

This table shows the membership of the Committee together with their attendance at meetings during 2020. Attendance is expressed as the number of meetings attended out of the number eligible to be attended.

The Audit Committee is comprised only of independent Non-Executive Directors with a minimum requirement of three such members. It is chaired by John Rishton and the other current members are Judith Hartmann and Susan Kilsby. For the purposes of the US Sarbanes-Oxley Act of 2002, John Rishton is the Audit Committee’s financial expert. The Board is satisfied that the members of the Audit Committee are competent in financial matters and have recent and relevant experience. Other attendees at Committee meetings were the Chief Financial Officer, Chief Auditor, EVP Financial Control, Risk Management, Pensions & Sustainability, Chief Legal Officer and Group Secretary and the external auditors. Throughout the year the Committee members periodically met without others present and also held separate private sessions with the Chief Financial Officer, Chief Auditor and the external auditors, allowing the Committee to discuss issues in more detail. Since April, due to the pandemic all meetings have been held virtually.

Role of the Committee

The role and responsibilities of the Audit Committee are set out in written terms of reference which are reviewed annually by the Committee, taking into account relevant legislation and recommended good practice. The terms of reference are contained within ‘The Governance of Unilever’ which is available on our website at www.unilever.com/corporategovernance

www.unilever.com/corporategovernance

The Committee’s responsibilities include, but are not limited to, the following matters:

◾	oversight of the integrity of Unilever’s financial statements;
◾	review of Unilever’s half yearly and annual financial statements (including clarity and completeness of disclosure) and approval of the quarterly trading statements for quarter 1 and quarter 3;
◾	oversight of risk management and internal control arrangements;
◾	oversight of compliance with legal and regulatory requirements;
◾

oversight of the external auditors’ performance, objectivity, qualifications and independence; the approval process of non audit services; recommendation to the Board of the nomination of the external auditors for shareholder approval; and approval of their fees, refer to note 24 on page 166.

◾	performance of the internal audit function; and
◾	approval of the Unilever Leadership Executive (ULE) expense policy and the review of Executive Director expenses.

All relevant matters arising are brought to the attention of the Board.

In order to help the Committee meet its oversight responsibilities, each year management organise knowledge sessions for the Committee on subject areas within its remit. In 2020, sessions were held with management on cyber security, data privacy and the activities of our global business services function. Given the Covid-19 crisis the Committee also had presentations from management and discussions on: the implications of the pandemic on the businesses risk management activities; the preparation of the financial statements; the overall control environment; and the operation of the financial reporting controls.

How the Committee has discharged its responsibilities

During the year, the Committee’s principal activities were as follows:

Financial Statements

The Committee reviewed prior to publication the quarterly financial press releases together with the associated internal quarterly reports from the Chief Financial Officer and the Disclosure Committee and, with respect to the full-year results, the external auditor’s report. It also reviewed this Annual Report and Accounts and the Annual Report on Form 20-F 2020. These reviews incorporated the accounting policies and significant judgements and estimates underpinning the financial statements as disclosed within note 1 on pages 116 to 118. Particular attention was paid to the following significant issues in relation to the financial statements:

◾	indirect tax provisions and contingent liabilities, refer to note 19 and 20 on page 160 and 161;
◾	direct tax provisions, refer to note 6 on pages 131 to 133;
◾	revenue recognition – including discounts and incentives;
◾	acquisition of Horlicks, refer to note 21 on pages 162 to 165; and
◾	Unification, refer to note 1 on page 116.

These matters are also highlighted by our external auditors as being important in their audit.

For each of the above areas the Committee considered the key facts and judgements outlined by management. Members of management attended the section of the meeting of the Committee where their item was discussed to answer any questions or challenges posed by the Committee. The issues were also discussed with the external auditors and further information can be found on pages 105 to 111. The Committee specifically discussed with the external auditor how management’s judgement and assertions were challenged and how professional scepticism was demonstrated during their audit of these areas; this included the disclosures for each matter noted above and where relevant challenging the sensitivity analysis performed by the external auditor. The Committee is satisfied that there are relevant accounting policies in place in relation to these significant issues and management have correctly applied these policies.

In addition to the matters noted above, our external auditors, as required by auditing standards, also consider the risk of management override of controls. Nothing has come to our attention or their attention to suggest any material misstatement with respect to suspected or actual fraud relating to management override of controls.

At the request of the Board the Committee undertook to:

◾	review the appropriateness of adopting the going concern basis of accounting in preparing the annual financial statements;
◾

assess whether the business was viable in accordance with the requirement of the UK Corporate Governance Code. The assessment included a review of the principal risks facing Unilever, their potential impact, how they were being managed, together with a discussion as to the appropriate period for the assessment. The Committee recommended to the Board that there is a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the three-year period (consistent with the period of the strategic plan) of the assessment; and

◾

consider whether the Unilever Annual Report and Accounts 2020 was fair, balanced and understandable and whether it provided the necessary information for shareholders to assess the Group’s position and performance, business model and strategy. The Committee also reviewed the processes and controls that are the basis for its preparation. The Committee was satisfied that, taken as a whole, the Unilever Annual Report and Accounts 2020 is fair, balanced and understandable.

In terms of regulatory reviews during the year, on 12 March 2020 we received confirmation from the Dutch regulator (AFM) that they were satisfied with our responses and enhancements to certain disclosures in our annual reports and accounts, as a result of their review of our 2018 annual report and accounts. On 30 November 2020 we received a letter from the UK regulator (FRC) with respect to their thematic review of the climate disclosures in the 2019 annual report and accounts. They had no questions, just a couple of observations and no response was required. In March 2020 the FRC and the SEC issued general guidance for companies given the Covid-19 crisis. This has been reviewed and taken into consideration in preparing the 2020 Annual Report and Accounts.

Risk management and internal control arrangements

The Committee reviewed Unilever’s overall approach to risk management and control, and its processes, outcomes and disclosure.

The assessment was undertaken through a review of:

◾	the yearly report detailing the risk identification and assessment process, together with new significant risks and any emerging risks identified by management;
◾	reports from senior management on those 2020 corporate risks for which the Audit Committee had oversight responsibility: treasury, tax and

Unilever Annual Report on Form 20-F 2020	71

pensions, information security, legal and regulatory compliance and business transformation;
◾	the proposed 2021 corporate risks identified by the ULE;
◾

the Controller’s Quarterly Risk and Control Status Reports, including Code of Business Principles cases relating to frauds and financial crimes and significant issues received through the Unilever Code Support Line;

◾	a summary of control deficiencies identified through controls testing activities together with action plans to address underlying causes;
◾	management’s improvements to reporting through further automation and centralisation; and
◾	the annual financial plan and Unilever’s dividend policy and dividend proposals.

Each of these reports included any impacts or implications of Covid-19. The impact of Covid-19 on the businesses principal risks is outlined on page 46. Whilst most office based employees have been working remotely during the pandemic this has not impacted the reporting process or the timetable. The only change has been an increased use in collaboration tools. A review of the financial controls concluded that, except for a limited number of changes with respect to the physical verification of fixed assets and inventory the ongoing operation of the financial controls have substantially been unaffected by Covid-19 restrictions.

The Committee reviewed the application of the requirements under Section 404 of the US Sarbanes-Oxley Act of 2002 with respect to internal controls over financial reporting.

In fulfilling its oversight responsibilities in relation to risk management and internal control, the Committee met regularly with senior members of management and is satisfied with the key judgements taken.

The Committee has completed its review for 2020 on both risk management and internal control and was satisfied that the process had worked effectively and where specific areas for improvement were identified, there was adequate mitigating or alternative controls and that processes were underway to ensure sustainable improvements. The key area for focus going forward is ensuring that controls impacted by the significant change programmes are appropriately designed and operated before those programmes are started.

During 2020 the Committee also continued its oversight of the independent assurance work that is performed on a number of our USLP metrics (selected on the basis of their materiality to the USLP).

Internal audit function

The Committee reviewed internal audit’s plan for the year which is focused on Unilever’s corporate risks, and agreed its budget and resource requirements. The pandemic impacted the way the audits have been completed since April 2020. All work has been done remotely and there has been more focus on data analysis and the use of remote video technology. The Committee reviewed interim and year-end summary reports and management’s response together with the completion status of agreed actions.

Every five years, the Committee engages an independent third party to perform an effectiveness review of the function. This was last completed in 2018. In 2020 the Committee evaluated the performance of the internal audit function through a questionnaire. The feedback was reviewed and the Committee was satisfied with the effectiveness of the internal audit function. During the year, the Committee also met independently with the Chief Auditor and discussed the results of the audits performed and any additional insights obtained from the Chief Auditor.

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

External auditors

KPMG have been the Group’s auditors since 2014 and shareholders approved their reappointment as the Group’s external auditors at the

2020 AGMs. On the recommendation of the Committee, the Directors will be proposing the reappointment of KPMG at the AGM in May 2021.

The Committee confirms that the Group is in compliance with The Statutory Audit Services for Large Companies Market Investigation (Mandatory use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014, which requires Unilever to tender the audit every 10 years. The last tender for the audit of the Annual Report and Accounts was performed in 2013 with respect to the audit for the financial year ending 2014. At present, we are satisfied with the effectiveness of our current auditors and hence have no plans to retender the external auditor appointment earlier. This position is re-evaulated each year.

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

Each year, the Committee assesses the effectiveness of the external audit process which includes discussing feedback from the members of the Committee and stakeholders at all levels across Unilever. Interviews are also held with key senior management within both Unilever and KPMG. The FRC’s Audit Quality Review (AQR) team monitors the quality of audit work of certain UK audit firms through annual inspections of a sample of audits and related procedures at individual audit firms. During the year, the 2019 audit of the Group by KPMG was reviewed by the AQR and their report was issued in February 2021. The review identified a number of improvements. The Committee are in the process of engaging with the AQR and KPMG to ensure there is a full understanding of the issues and that all the appropriate actions have been undertaken or are in the process of being undertaken by KPMG.

The Committee also reviewed the statutory audit, other audit and non-audit services provided by KPMG and compliance with Unilever’s documented approach, which prescribes in detail the types of engagements, listed below, for which the external auditors can be used:

◾	statutory audit services, including audit of subsidiaries;
◾	other audit services – audits that are not required by law or regulation; and
◾	non-audit services – work that our external auditors are best placed to undertake, which may include:
◾	services required by law or regulation to be performed by the audit firm; and
◾	services where knowledge obtained during the audit is relevant to the service such as bond issue comfort letters.

Unilever has for many years maintained a policy which prescribes in detail the types of engagements for which the external auditors can be used with all other engagements being prohibited. The policy is aligned with both European and SEC regulations and was updated during the year in line with these regulations.

All engagements over €250,000 require specific advance approval by the Audit Committee Chairman. The Committee further approve all engagements which have been authorised by the EVP Financial Control, Risk Management, Pensions & Sustainability. These authorities are reviewed regularly and, where necessary, updated in the light of internal and external developments. Since the appointment of KPMG in 2014 the level of non-audit fees has been below 7% of the annual statutory audit fee. The level of other audit fees has been below 6% of the annual statutory audit fee except for 2017 (41%), 2018 (24%) and 2020 (32%) due to assurance work relating to the disposal of our Spreads business (2017 and 2018) and assurance work relating to the separation of our Tea business (2020).

Evaluation of the Audit Committee

As part of the internal Board evaluation carried out in 2020, the Board evaluated the performance of the Committee. The Committee also carried out an assessment of its own performance in 2020. While overall the Committee members concluded that the Committee is performing effectively, the Committee agreed that given the Covid-19 crisis, to further enhance its effectiveness whilst operating virtually, it needed to ensure continued engagement with the Group’s operations by organising virtual site visits.

John Rishton

Chair of the Audit Committee

Judith Hartmann

Susan Kilsby

72	Unilever Annual Report on Form 20-F 2020

Report of the Corporate

Responsibility Committee

Committee members and attendance

Attendance

Strive Masiyiwa Chair	5/5

Youngme Moon	5/5

Feike Sijbesma	4/5

This table shows the membership of the Committee together with their attendance at meetings during 2020. Attendance is expressed as the number of meetings attended out of the number eligible to be attended.

The Corporate Responsibility Committee (CRC) comprises three Non-Executive Directors: Strive Masiyiwa (Chair), Youngme Moon and Feike Sijbesma.

The Chief Supply Chain Officer, the Chief Sustainability Officer and the Chief Business Integrity Officer attend the Committee’s meetings. The Chief Legal Officer and Group Secretary may also join the Committee’s discussions.

Role of the Committee

The Corporate Responsibility Committee oversees Unilever’s conduct as a responsible global business. Core to this remit has been the Committee’s tracking of the progress and potential risks associated with the decade-long Unilever Sustainable Living Plan (USLP). As the Plan came to its conclusion in 2020, the Committee will turn its attention to monitoring the company’s progress as guided by its new Compass strategy (see page 8 to 9).

The Committee is also charged with ensuring that Unilever’s reputation is protected and enhanced, so it must consider the company’s influence and impact on stakeholders. Central to this is the need to identify any external developments that are likely to have an influence on Unilever’s standing in society, and to ensure that appropriate and effective communications policies are in place to support the company’s reputation.

Reviewing health and safety and ensuring Unilever’s Code of Business Principles continues to reflect best practice are also within the Committee’s scope. Complementing the CRC’s role, the Audit Committee is responsible for reviewing significant breaches of the Code of Business Principles as part of its remit to review risk management and for overseeing the independent assurance programme for the USLP and Unilever’s new strategy, the Compass.

The CRC’s discussions are informed by the experience of the Unilever Leadership Executive – as those accountable for driving responsible and sustainable growth through Unilever’s brands and operations. Other senior leaders are invited to the Committee to share their perspectives and insights on key issues and external developments. These in-depth discussions ensure the Committee stays alert to current and emerging trends and any potential risks arising from sustainability issues. The Committee captures these insights for the Board through formal feedback and the ongoing sharing of knowledge.

During 2020 the Committee reviewed its terms of reference and agreed that minor modifications were required to reflect Unification.

The Committee’s terms of reference are set out at

www.unilever.com/corporategovernance

Meetings are held quarterly and ad hoc as required – five were held in 2020, including an additional meeting to agree the scope of the Management Co-Investment Plan (MCIP) 2021 Sustainability Progress Index. The Committee Chairman is responsible for reporting the findings from meetings to the Board, thus ensuring that the Board can fulfil their oversight responsibilities.

Following the Committee’s terms of reference and Unilever’s principal risks, in 2020 the Committee’s agenda covered the Code and third-party compliance, safety, plastic packaging, the USLP and Compass strategy, corporate reputation and litigation.

During the year, the Committee also addressed a range of other strategic and current issues. How Unilever handled the Covid-19 pandemic was first and foremost in these discussions, but other topics spanned human rights, how Dove puts its brand purpose into action and the company’s activities and advocacy at the World Economic Forum.

How the Committee has discharged its responsibilities

In 2020, the Committee’s principal activities were as follows:

Code of Business Principles

The Code and associated Code Policies set out the standards of conduct expected of all Unilever employees in their business endeavours. Compliance with these is an essential element in ensuring Unilever’s continued business success and is identified as an ethical, legal and regulatory risk to Unilever (see page 50).

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

In 2020, the Code of Business Principles was refreshed to include the provision of a living wage for employees, ethical use of data, a greater focus on health and safety by including mental wellbeing, and a commitment to transparency.

At each meeting the Committee reviews an analysis of investigations into non-compliance with the Code and Code Policies and discusses any trends arising from these investigations.

The Committee also considers litigation and regulatory matters which may have a reputational impact and reviews a summary of any significant developments at each meeting. These matters include environmental issues, anti-bribery and corruption and competition law compliance

The Committee studied Unilever’s latest methodology for assessing anti-bribery and corruption risks and the comprehensive mapping of these risks by country and business activities. These and a number of other initiatives have helped Unilever move to Band A of Transparency International UK’s Anti-Corruption Compliance Benchmark.

It also reviewed the range of programmes Unilever runs to ensure it complies with the growing number of competition laws worldwide as well as its own Code of Business Principles policy on competition.

Principles and standards for third parties

Extending Unilever’s values to third parties is essential if Unilever is to generate responsible growth and a positive social impact on the industry.

A lack of third-party compliance can pose a significant risk to the business, (see principal risks, page 50), so the Committee examines Unilever’s compliance programmes in detail to ensure risks are minimised.

At each meeting, the Committee tracks compliance with Unilever’s Responsible Sourcing Policy (RSP) for suppliers and its Responsible Business Partner Policy (RBPP) for customers and distributors. Together they set out Unilever’s requirements that third parties conduct business with integrity and respect for human rights and core labour principles. In 2020, responsibility for supplier compliance was transferred from Supply Chain into the Business Integrity function allowing a clearer segregation of responsibilities for running the RSP and its compliance oversight. Sourcing 100% of Unilever’s procurement spend in line with the RSP was a target within the USLP. See page 30 for details.

Safety and security

The need to keep people safe came to the fore in the face of Covid-19. At the outset of the pandemic, the Committee emphasised the vital role a global business can play in protecting not only its own workers but local communities through pooling resources and sharing knowledge with governments and partners.

Unilever Annual Report on Form 20-F 2020	73

The Committee requested an ongoing update of Unilever’s Covid-19 preparations and actions across its business and supply chain. Unilever’s approach centred on ensuring business continuity and ensuring people were physically equipped and felt psychologically secure in the workplace or when working from home, see page 16. While setting up and putting in place detailed guidance and protocols to ensure that its factories continued to operate in 2020, Unilever maintained its safety standards and continued to protect people from accidents. Total Recordable Frequency Rate (TRFR) improved, but sadly two contractors and one employee lost their lives (see page 17).

Recognising the potential burden on mental health imposed by the pandemic, the Committee probed Unilever on how it is supporting its employees. Unilever has longstanding employee assistance programmes which are accessible to all employees. More use was made of these programmes during the year as the demands of the pandemic started to affect people’s wellbeing (see pages 16 to 17). The Committee commended these programmes and the thoroughness of the approach, counselling Unilever to maintain its monitoring and protection of employees’ wellbeing.

The Committee also examined Unilever’s approach to security. As a global business, Unilever operates in many countries, some of which suffer from a weak rule of law or from growing social and political unrest. Similarly, cyber threats continue to expand. The business continues to upgrade its resilience programmes to protect its people and assets.

Taking action on plastics, climate and nature

Packaging waste and single-use plastic in particular continued as high priorities for the business and society in 2020. Unilever’s goals cover using more recycled and less virgin plastic, improving the recyclability of plastic and an industry-leading commitment to an absolute reduction in plastic (see pages 10 and 29). Covid-19 has impacted a number of these activities but Unilever has remained committed to its goals and much progress was maintained during the year.

The effects of climate change and nature loss are becoming ever more apparent and increasingly urgent. In June Unilever set out new and stretching goals on climate and nature (see pages 10 and 28 to 29). These succeed the targets in the Unilever Sustainable Living Plan.

Taking action on living standards and creating opportunities

Unilever has developed ambitious new social goals to complement its environmental goals, recognising the interdependence of people and planet. The new goals set out to contribute to a fairer and more socially inclusive world.

The first of these goals sets out to ensure that everyone who directly provides goods and services to Unilever will earn at least a living wage or income by 2030. It will also create more opportunities for people by: being more inclusive, removing barriers and reaching under-represented groups; increasing representation of diverse groups in its advertising; and upskilling its workforce and helping young people get ready for work (see pages 17 to 18). Unilever scrutinises its social strategy from a gender perspective, drawing on respect for human rights as the foundational principle underpinning its approach.

Diversity and inclusion

The Committee discussed Unilever’s approach to diversity and inclusion as the Black Lives Matter movement gathered pace during the year. Alongside its new social goals, Unilever has strengthened its focus on race, establishing a racial and ethnic equity taskforce to deliver its racial equity strategy. Race runs in tandem with the other elements of Unilever’s equity, inclusion and diversity strategy, namely gender, disability and LGBTQI+ (see page 19).

Protecting and enhancing Unilever’s reputation

Ensuring its good reputation is maintained is vital to Unilever’s ongoing success. As activism rises, commentary on issues such as deforestation for palm oil or animal testing can travel faster and wider than ever before, while social media continues to amplify and accelerate issues. As noted above, one of the most significant changes in 2020 was the spotlight placed on businesses by the Black Lives Matter movement.

As the Committee charged with overseeing Unilever’s reputation, members scrutinised Unilever’s processes for managing issues. These proactive processes are defined within a clear governance framework and have been enhanced with more sophisticated forecasting techniques to gauge likely future issues and extended training.

Sharing expert perspectives

The Unilever Sustainability Advisory Council comprises external experts from fields as diverse as human rights, gender and the environment. Its role is to provide an independent view and challenge as strategies are mapped out and implemented by Unilever’s management.

In spring 2020, the Council came together with the Board to share insights and perspectives. The meeting addressed a number of crucial issues: deforestation and eco-system protection; gender, inclusion and diversity; and human rights.

These discussions offered the Board the chance to examine how Unilever’s strategies are viewed by the different stakeholder groups represented on the Council, and to probe the impact Unilever’s strategies have delivered.

Management Co-investment Plan

Unilever’s Reward Framework includes the Management Co-investment Plan (MCIP), a long-term incentive plan that is linked to financial and USLP performance (see pages 92 to 93).

To come to a view on the USLP, the Corporate Responsibility Committee and the Compensation Committee evaluate performance against a Sustainability Progress Index (SPI).

The SPI is an assessment that captures quantitative and qualitative elements. Firstly, it considers the 2019 performance on USLP targets reported on Unilever’s website, alongside performance evidenced in a number of sustainability ratings and indices. These targets illustrate how Unilever aims to address a number of its principal risks, such as brand preference, climate change, plastic packaging, supply chain and ethics (see our risks on pages 46 to 50). The second part of the assessment takes into account Unilever’s wider progress on sustainability.

Following an in-depth discussion of the SPI, the Corporate Responsibility Committee agreed a performance rating which was endorsed by the Compensation Committee. This joint assessment forms part of the Compensation Committee’s overall recommendation on MCIP (see page 93).

Subject to shareholder approval at the 2021 AGM, the Performance Share Plan (PSP) replaces the MCIP as the sole long term incentive plan. The performance measures for the PSP will continue to include the currently used Sustainability Progress Index (see pages 92 to 93).

For 2021, PSP SPI awards will be assessed against the final year of the USLP (performance in 2020). A new SPI will be agreed to reflect Unilever’s Compass strategy. This will apply to PSP awards made from 2022 onwards.

Evaluation of the Corporate Responsibility Committee

As part of the internal Board evaluation carried out in 2020, the Board evaluated the performance of the Committee. The Committee also carried out an assessment of its own performance in 2020 and concluded that it was working effectively.

Members agreed to enhance the working of the Committee by including more external perspectives in its discussions and by continuing to fine-tune how it assesses the SPI.

www.unilever.com/planet-and-society

Strive Masiyiwa

Chair of the Corporate Responsibility Committee

Youngme Moon

Feike Sijbesma

74	Unilever Annual Report on Form 20-F 2020

Report of the Nominating and Corporate

Governance Committee

Committee members

and attendance

Attendance

Nils Andersen Chair	4/4

Laura Cha	3/4

Marijn Dekkers (Member until 30 April 2020)	2/2

Andrea Jung (Member since 30 April 2020)	2/2

Feike Sijbesma	4/4

This table shows the membership of the Committee together with their attendance at meetings during 2020. Attendance is expressed as the number of meetings attended out of the number eligible to be attended.

The Committee is comprised of three Non-Executive Directors and the Chairman. The Group Secretary acts as secretary to the Committee. Other attendees at Committee meetings in 2020 were the Chief Executive Officer and the Chief HR Officer.

Role of the Committee

The Nominating and Corporate Governance Committee is primarily responsible for periodically assessing the structure, size and composition of the Board evaluating the balance of skills, experience, independence, diversity and knowledge on the Board; ongoing succession planning (including the development of a diverse pipeline for succession); drawing up selection criteria and appointment procedures for Directors; reviewing the feedback in respect of the role and functioning of the Board Committees arising from Board and Board Committee evaluations; and, periodic reviewing and assessing Unilever’s practices and procedures in relation to workforce engagement. It also has oversight of all matters relating to corporate governance and brings any issues in this respect to the attention of the Board.

The Committee’s terms of reference are set out in ‘The Governance of Unilever’ which can be found on our website at

 www.unilever.com/corporategovernance

During the year, the Committee reviewed its own terms of reference to determine whether its responsibilities are properly described. The amended terms became effective on 29 November 2020.

In 2020 the Committee met four times. At the start of the year the Committee considered the results of the Committee’s annual self-evaluation for 2019 and its priorities for the year and used these to help create an annual plan for meetings for 2020.

Appointment and reappointment of Directors and ULE

Reappointment of Directors

All Directors (unless they are retiring) are nominated by the Board for re-election at the AGM each year on the recommendation of the Committee who, in deciding whether to recommend nomination of a Director, take into consideration the outcomes of the Chairman’s discussions with each Director on individual performance, the evaluation of the Board and its Committees and the continued good performance of individual Directors. Non-Executive Directors normally serve for a period of up to nine years. The average tenure of the Non-Executive Directors who have retired from the Board over the past ten years has been seven years. The schedule the Committee uses for orderly succession planning of Non-Executive Directors can be found on our website at

 www.unilever.com/committees

Marijn Dekkers retired from the Board and did not put himself forward for reappointment at the AGMs in April 2020. The Committee proposed the reappointment of all other Directors and the Directors were appointed by shareholders by a simple majority vote at the AGMs bringing the then number of Non-Executive Directors from eleven to ten.

The Committee also recommends to the Board candidates for election as Chairman and Senior Independent Director. After being reappointed as Non-Executive Director at the 2020 AGMs, Youngme Moon remained the Senior Independent Director.

Committee Chairs remained in place in 2020 with John Rishton as Chair of the Audit Committee, Strive Masiyiwa as Chair of the Corporate Responsibility Committee, Vittorio Colao as Chair of the Compensation Committee and Nils Andersen as Chair of the Nominating and Corporate Governance Committee.

On 18 February 2021 Vittorio Colao stepped down as a director. Andrea Jung has replaced Vittorio Colao as Chair of the Compensation Committee.

Succession planning and Board changes

In consultation with the Committee, the Board reviews the adequacy of succession planning processes and the actual succession planning at Board level.

When recruiting, the Committee will take into account the profile of Unilever’s Board of Directors set out in ‘The Governance of Unilever’ which is in line with the recommendations of applicable governance regulations and best practice. Pursuant to the profile the Board should comprise a majority of Non-Executive Directors who are independent of Unilever, free from any conflicts of interest and able to allocate sufficient time to carry out their responsibilities effectively. With respect to composition and capabilities, the Board should be in keeping with the size of Unilever, its strategy, portfolio, consumer base, culture, geographical spread and its status as a listed company and have sufficient understanding of the markets and business where Unilever is active in order to understand the key trends and developments relevant for Unilever. The objective pursued by the Board is to have a variety of nationality, race, gender, ethnicity, social background and relevant skills and expertise. It is important that the Board has sufficient global experience and outlook, and financial literacy. As discussed later in this Report, Unilever currently has a diverse Board in terms of gender and nationality and, as can be seen from the subset of the mapping that this Committee has done of the current Non-Executive Directors’ skills and capabilities on page 65, composition and capabilities in line with our Board profile described above.

ULE succession planning and appointment

In consultation with the Committee, the Board reviews the adequacy of succession planning processes and the actual succession planning at ULE level.

Unilever Annual Report on Form 20-F 2020	75

Diversity Policy

Unilever has long understood the importance of diversity and inclusion within our workforce because of the wide range of consumers and other stakeholders we connect with globally. This goes right through our organisation, starting with the Board.

Unilever’s Board Diversity Policy, which is reviewed by the Committee each year, is reflected on our website at

  www.unilever.com/boardsofunilever

The Board believes that the composition and quality of the Board should be in keeping with the size and geographical spread of Unilever, its portfolio, culture and status as a listed company. A diverse Board with a range of views enhances decision-making which is beneficial to the company’s long-term success and in the interests of Unilever’s stakeholders. Thus, the Board believes that Unilever Directors must be selected on the basis of wide-ranging experience, backgrounds, skills, knowledge and insight with a continuing emphasis on diversity of its members.

In 2020, the Committee also reviewed and considered relevant recommendations on diversity and remains pleased that 50% of our Non-Executive Directors and 42% of all Directors were women and that nine nationalities were represented on the Board. As regards ethnicity, in 2020 eight directors identified themselves as White, three Directors identified themselves as Asian and one Director identified himself as Black. Further details on our approach to diversity and inclusion as well as gender balance of our workforce can be found on page 19.

Corporate Governance Developments

The Committee reviews relevant proposed legislation and changes to relevant corporate governance codes at least twice a year. It carefully considers whether and how the proposed laws/rules would impact upon Unilever and whether Unilever should participate in consultations on the proposed changes. For example, during 2020, developments on the virtual Shareholder meetings, pay gap reporting and Boardroom diversity were discussed by the Committee.

Evaluation of the Nominating and Corporate Governance Committee

As part of the Board evaluation carried out in 2020, the Board evaluated the performance of the Committee. The Committee also carried out an assessment of its own composition and performance in 2020. The Committee members concluded that the Committee is performing effectively.

Nils Andersen

Chair of the Nominating and Corporate Governance Committee

Laura Cha

Andrea Jung

Feike Sijbesma

76	Unilever Annual Report on Form 20-F 2020

Directors’ Remuneration Report

Committee members and attendance

Attendance

Andrea Jung Chair	7/7

Vittorio Colao (Member and Chair until 18 February 2021)	7/7

Nils Andersen	7/7

Laura Cha (Member as from 30 April 2020)	4/4

Marijn Dekkers (Member until 30 April 2020)	3/3

This table shows the membership of the Compensation Committee (Committee) together with their attendance at meetings during 2020. Attendance is expressed as the number of meetings attended out of the number eligible to be attended.

Letter from the Chair

Dear shareholders,

As the Committee Chair, I am pleased to present Unilever’s Directors’ Remuneration Report 2020. In the sections below, I set out:

◾	our business performance in 2020 and how it links to key remuneration outcomes for the year; and
◾	our new Remuneration Policy, which is being presented for shareholder approval at the May 2021 AGM.

Business performance and remuneration

Unilever demonstrated in 2020 resilience and agility in the face of an unprecedented and continuing global crisis.

Throughout the Covid-19 pandemic, Unilever acted decisively to place health, safety and wellbeing of our people worldwide at the forefront of our decisions during this extraordinary period. Our supply chain teams and frontline employees maintained production levels across 290 manufacturing sites and were able to ensure the supply of essential hygiene and food products. We protected our workforce from sudden drops in pay arising from market disruption or from being unable to undertake their role. This protection covered not only our employees but also contractors and others who we manage or who work on our sites, on a full- or part-time basis. Unilever has delivered this protection without seeking any direct financial support from any government worldwide.

During 2020, Unilever moved quickly to focus the business on competitive growth, absolute underlying operating profit and Free Cash Flow delivery. The business responded swiftly to shifts in customer demand patterns. Growth was driven by hand and home hygiene products and in home food and refreshments. Food service and out of home ice cream sales declined, impacted by channel closures. As people stayed at home and had fewer opportunities to socialise, they spent less time on personal care which impacted sales in much of the Beauty and Personal Care business. Online channels grew strongly, and our e-commerce business grew significantly. Alongside growing competitively with an increase in underlying sales of 1.9%, Unilever generated underlying operating profit of €9.4 billion and Free Cash Flow of €7.7 billion, an increase of €1.5 billion compared to the prior year.

Unilever maintained its quarterly shareholder dividend throughout the year, and increased it in the fourth quarter, reflecting our confidence in the prospects for our business as the impact of the pandemic on our markets became clearer.

Outcomes for 2020 annual bonus

The formulaic outcome for the 2020 annual bonus plan against targets that were set before the Covid-19 pandemic came into view was 48% as detailed in the chart on page 90.

After careful consideration, the Committee decided neither to change the targets in response to the pandemic nor to exercise discretion on the formulaic outcome, which therefore will be applied for the Executive Directors and members of the Unilever Leadership Executive (ULE).

Accordingly, the Committee confirmed a bonus of 48% of target opportunity for both the CEO Alan Jope (resulting in a bonus of 72% of fixed pay against a target of 150%), and the CFO Graeme Pitkethly (resulting in a bonus of 58% of fixed pay against a target of 120%).

Outcomes for GSIP and MCIP vesting in 2021

Whilst we have fallen short of our multi-year 3-5% growth ambition, we were well on track to achieve our Underlying Operating Margin improvement (UOM) ambition of 20% before the impact of Covid-19. Our Free Cash Flow was well ahead of target and our Return On Invested Capital (ROIC) was in the high teens. We faced challenges delivering our Underlying Earnings Per Share (EPS) Growth targets due to the negative impact of Covid-19 and the headwind of elevated translation currency impacts. Over the past three years (2018-2020) Total Shareholder Return (TSR) did not reach the threshold for vesting. We continued to make strong progress on our USLP agenda, achieving a 130% outcome for the Sustainability Progress Index.

After careful consideration, the Committee decided neither to change the targets for these long-term incentive plans in response to the pandemic nor to exercise discretion on the formulaic outcomes. The following outcomes therefore will be applied for respective Executive Directors and members of the Unilever Leadership Executive (ULE).

The formulaic outcome for the 2017-2020 Management Co-Investment Plan (MCIP) was 83% of target as detailed in the chart on page 92, (corresponding to a vesting of 42% of the maximum of 200% for our two Executive Directors), as detailed on page 92.

The formulaic outcome for the 2018-2020 Global Share Incentive Plan (GSIP) was 52% of target as detailed in the chart on page 91 corresponding to a vesting of 26% of the maximum of 200% for the CFO (who received an award in 2018 under this plan), as detailed on page 91.

Our new Remuneration Policy for 2021

Our Remuneration Policy was last approved at the May 2018 AGM. Consequently, it reaches the end of its three-year approval period and a new Remuneration Policy is being presented for shareholder approval at the May 2021 AGM.

The Committee has closely monitored the external environment on pay together with shareholder views and feedback from employees at all levels on the current reward structure.

The key changes we are proposing to make to our Executive Directors‘ Remuneration Policy are to:

◾	replace the current long-term incentive plan, MCIP, with a new Performance Share Plan (PSP) that is entirely separate from the annual bonus plan;
◾	replace the voluntary investment of bonus through MCIP with a mandatory deferral of 50% of the annual bonus in shares for three years;
◾	set performance measures for the PSP that are strategically aligned with the business, as outlined below; and
◾	reduce the long-term performance period from four to three years while maintaining a five-year period from award to release on PSP by increasing the retention period from one year to two years.

Unilever Annual Report on Form 20-F 2020	77

The Committee is making these changes to:

◾	simplify remuneration arrangements;
◾	enable the Committee to set stretching but achievable performance targets over realistic timeframes;
◾	make incentives more resilient and less dependent on the outcome of the short term incentive;
◾	deleverage incentives by separating the short- and long-term incentive plans (that were previous linked through MCIP);
◾	reduce maximum pay;
◾	maintain our Executive Directors’ overall pay at a relatively restrained level compared to peers; and
◾	more closely align Unilever’s reward structure with standard market practice.

Having undertaken an extensive consultation exercise before finalising the new Remuneration Policy, the Committee believes it can be fully supported by the great majority of our shareholders.

As with our previous Reward Framework, Unilever will cascade the new approach across our 14,400+ managers throughout the whole business worldwide. Many of the most junior colleagues have shared feedback that they find the current MCIP structure complex and financially burdensome, which may negatively impact the motivational effectiveness of current remuneration arrangements. The Committee is satisfied that the new structure addresses these issues, and is therefore confident that the new approach will be well received by employees.

Changes to Remuneration Policy

The key changes in the new Executive Directors’ Remuneration Policy are summarised in the following sections.

Change in target and maximum pay levels

In moving from the current MCIP to the proposed PSP structure, the annual bonus opportunity remains unchanged while the potential value of the long-term PSP has been increased at target and decreased at maximum. The overall result is an increase in target pay of 13%/12% for the CEO/CFO respectively and decrease in maximum pay of 6% for both individuals.

As fixed pay and annual bonus remain unchanged, the increase in target pay opportunity can only be realised through the delivery of long-term performance against stretching three-year performance conditions with any such award held in Unilever shares for a further two years. This strengthens alignment of Executive Directors’ pay to the long-term performance of the business and the shareholder experience, while reducing the level of maximum pay.

In determining the quantum for pay, the Committee did consider external benchmarking data against a group of comparable major European companies, as detailed on page 79. Whilst the Committee is neither led by benchmarking data, nor targets a specific benchmark position, this data provides an important reference point to ensure that pay levels for the Executive Directors of Unilever are not significantly out of line with the market. Under the proposed policy, total target compensation is around lower quartile for our CEO and around median for our CFO. The Committee is mindful that this relatively low market position is in contrast to Unilever’s market capitalisation in the top quartile of the comparator group. The Committee believes this market benchmarking data clearly shows that the proposals do not provide excessive levels of remuneration versus the market. Furthermore, the Committee believes that a lower level of target compensation than proposed would create undue risks in terms of retention and or any future recruitment.

Incentive performance measures for 2021

Our proposed annual bonus policy continues to state that at least 70% of measures must be financial in nature. For 2021 all of our proposed measures are financial and they are the same as for 2020:

◾	Underlying Sales Growth (1/3);
◾	Underlying Operating Margin (1/3);
◾	Free Cash Flow (1/3).

The Committee continues to believe that these are the best measures to assess one year financial performance at Unilever.

We are proposing a new set of metrics for our long-term incentive, PSP, to further strengthen strategic alignment to the company’s longer term aims:

◾	Competitiveness: % Business Winning Market Share (25%);
◾	Cumulative Free Cash Flow (25%);
◾	Return On Invested Capital (ROIC) (25%);
◾	Sustainability Progress Index (25%).

The rationale for each of the proposed PSP performance measures for 2021 is set out below:

◾	Competitiveness: % Business Winning Market Share: Winning market share across our portfolio is a key strategic driver for long-term sustainable growth. Accordingly, this measure assesses, each year, the aggregate turnover of portfolio components (country/category cells) where Unilever is gaining market share as a % of total turnover that is measured by market data. It measures what proportion of our revenue is being generated when growing market share versus our competitors. In adopting this measure, the Committee has confirmed the focus on gaining share across the breadth of our portfolio and believes this is the best method to track progress. As with other measures, the Committee will undertake a supplementary evaluation, to confirm that the outcome of this measure provides a good and fair assessment of how competitiveness is contributing to Unilever’s growth performance.
◾	Cumulative Free Cash Flow measure: Free Cash Flow from operating activities in current currency ensures sufficient cash is available to fund a range of strategic capital allocation choices.
◾	Return On Invested Capital (ROIC): Supports disciplined investment of capital within the business and encourages acquisitions which create long-term value.
◾	Sustainability Progress Index (SPI): Building a sustainable business that benefits multiple stakeholders continues to be Unilever’s Business model. Consequently, the Committee has resolved to retain SPI as a long-term performance measure.

Engaging with shareholders

Before finalising the new Remuneration Policy, the Committee consulted with shareholders, and major proxy advisers including the Investment Association, ISS, Glass Lewis, Hermes and Eumedion on the new Policy. I would like to take this opportunity to thank all of the shareholders and proxy voting agencies for their time spent engaging with us and providing commentary on our proposed changes to our Directors’ Remuneration Policy.

Through this consultation process, the Committee was pleased to receive overwhelming support for the main structural changes to our Remuneration Policy. In particular, shareholders were supportive of delinking the annual bonus from the long-term incentive opportunity through the discontinuation of MCIP and its replacement with the new PSP, together with mandatory deferral of half the annual bonus award in Unilever shares for three years.

78	Unilever Annual Report on Form 20-F 2020

Directors’ Remuneration Report continued

During our consultation process, a significant number of investors expressed a strong view that they would prefer ROIC to be retained as a performance measure within the PSP instead of the introduction of relative total shareholder return (TSR), as we had originally proposed. The Board is committed to generating superior returns on capital for our investors and whilst the Committee felt that a relative TSR measure would more closely reflect the shareholder experience we reflected on the feedback and decided to retain ROIC within the PSP, in line with the views expressed by shareholders.

Some shareholders asked if we will maintain the current policy limits to discretion i.e. that formulaic incentive outcomes can be adjusted upwards and downwards by up to 25% for annual bonus and 10% for the long-term incentive. In line with the UK Corporate Governance Code and best practice the Committee decided to remove these limits so that the Committee can use discretion fully to override any formulaic outcome (including to nil) that does not accurately reflect the outcome the Committee considers to be appropriate to the circumstances.

Executive Director fixed pay increases

There will be no fixed pay review for the Executive Directors in the first half of 2021. Such a review will take place in the second half of 2021, with any potential changes based on performance, external circumstances and salary increases for the wider workforce.

CEO and CFO Target Total Pay

	Alan Jope CEO €’000 p.a.		Graeme Pitkethly CFO €’000 p.a.
	Proposed Policy	Current Policy	Proposed Policy	Current Policy

Fixed pay	1,508	1,508	1,136	1,136

Bonus (% fixed pay)	2,262 (150%)	2,262 (150%)	1,363 (120%)	1,363 (120%)

PSP (% fixed pay)	3,016 (200%)	n/a	1,817 (160%)	n/a

MCIP* Match share award	n/a	2,273 (150%)	n/a	1,370 (120%)

Total Compensation	6,786	6,043	4,316	3,869

CEO and CFO Maximum Total Pay

	Alan Jope CEO €’000 p.a.		Graeme Pitkethly CFO €’000 p.a.
	Proposed Policy	Current Policy	Proposed Policy	Current Policy

Fixed pay	1,508	1,508	1,136	1,136

Bonus (% fixed pay)	3,393 (225%)	3,393 (225%)	2,045 (180%)	2,045 (180%)

PSP (% fixed pay)	6,032 (400%)	n/a	3,635 (320%)	n/a

MCIP* Match share award	n/a	6,820 (450%)	n/a	4,110 (360%)

Total Compensation	10,933	11,721	6,816	7,291

The figures in these tables are calculated pursuant to UK requirements.

*  MCIP at maximum (67%) investment of bonus.

Engaging with employees

As previously announced, the Board decided to share the responsibility for workforce engagement among all Non-Executive Directors to ensure that all Directors have a collective responsibility for bringing employee views into relevant board discussion. We continued these engagements in 2020, see page 63 for a summary of the discussions that took place. I also communicated to all employees to provide an update of Unilever’s Executive Directors’ remuneration, highlighting how this aligns with employees’ remuneration and with our medium and long-term purpose and strategy. In the context of the renewal of the Remuneration Policy the Committee was briefed on employee feedback on the introduction of the new Reward Framework that was gathered through surveys, interviews, focus groups and consultation with the relevant employee representative bodies. See page 84.

Implementation report

The annual report on remuneration in this report describes 2020 remuneration in detail together with the planned implementation of the proposed Remuneration Policy in 2021 (including remuneration decisions for 2021). It also includes a description of the Committee’s key activities in the year.

On behalf of the Committee and the entire Board, I thank all shareholders and their representatives for their constructive engagement in 2020 and look forward to your support for our remuneration related proposals at the 2021 AGM.

Andrea Jung

Chair of the Compensation Committee

Unilever Annual Report on Form 20-F 2020	79

Directors’ Remuneration Policy

Policy report

The following sets out our new Directors’ Remuneration Policy (the Remuneration Policy). It fundamentally continues our existing policy principles with some key proposed changes, which are discussed below.

This new Remuneration Policy will be presented for approval by shareholders at the 2021 AGM and, if approved, will apply to payments made after that date and will replace the existing remuneration policy in its entirety. It is intended that the new Remuneration Policy will apply for three years, although the Committee may seek approval for a new policy at an earlier point if it is considered appropriate. The supporting information section provides the rationale for any changes from the existing remuneration policy where appropriate.

Fixed pay

Purpose and link to strategy	Opportunity

Supports the recruitment and retention of Executive Directors of the calibre required to implement our strategy. Reflects the individual’s skills, experience, performance and role within the Group.

Operation

Set by the Board on the recommendation of the Committee and generally reviewed once a year, with any changes usually effective from 1 January (although changes may be made at any other time if the Committee considers that is appropriate).

Fixed pay is paid in cash and is generally paid monthly. Fixed pay is set at an appropriate level to attract and retain Executive Directors of the required calibre, taking into account:

◾  our policy generally to pay at around the median of an appropriate peer group of other global companies of a similar financial size and complexity to Unilever;*

◾  the individual’s skills, experience and performance; and

◾  pay and conditions across the wider organisation.

Performance measures

n/a

Any increases will normally be in line with the range of increases awarded to other employees within the Group.

Increases may be above this level or applied more frequently in certain circumstances, such as:

◾  where there is, in the Committee’s opinion, a significant change in an Executive Director’s scope or role;

◾  where a new Executive Director has been appointed to the Board at a rate lower than the typical market level for such a role and becomes established in the role; and

◾  where it is considered necessary to reflect significant changes in market practice.

The maximum aggregate increase for the current Executive Directors during the time in which this policy applies will be no higher than 25% for each Director.

Supporting information

The maximum aggregate increase to fixed pay has been increased to 25% over the life of this Policy. This change is being made to provide the Committee flexibility in the case of any unforeseen circumstances. The Committee would engage with shareholders in the event that a material fixed pay increase is proposed.

*  The current peer group includes Anheuser-Bush InBev, Bayer, BP, British American Tobacco, Danone, Diageo, GlaxoSmithKline, Heineken, Hermes Intl., L’Oréal, LVMH, Nestlé, Novartis, Reckitt Benckiser, Royal Dutch Shell, Sanofi, Total and Volkswagen (XET). The peer group used for benchmarking purposes is reviewed regularly and companies are added and/or removed at the Committee’s discretion to ensure that it remains appropriate.

Benefits

Purpose and link to strategy	Opportunity

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

Performance measures

n/a

Supporting information

There are no changes relative to the previous remuneration policy.

80	Unilever Annual Report on Form 20-F 2020

Directors’ Remuneration Report continued

Annual bonus

Purpose and link to strategy	Performance measures

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

Directors are required to defer 50% of their bonus into shares or share awards for three years. Deferred bonus awards can earn dividends or dividend equivalents during the vesting period and may be satisfied in cash and/or shares. Deferral may be effected under the Unilever Share Plan, or by such other method as the Committee determines.

Ultimate remedy/malus and claw-back provisions apply (see details on page 81).

Opportunity

The maximum annual bonus opportunity under this Policy is 225% of fixed pay.

The normal target bonus opportunity for the CEO is 150% of fixed pay, and for the CFO is 120% of fixed pay. This results in normal maximums of 225% and 180% respectively.

Achievement of threshold performance results in a payout of 0% of the maximum opportunity.

The business performance multiplier is based on a range of business metrics set by the Committee on an annual basis to ensure that they are appropriately stretching for the delivery of threshold, target and maximum performance. These performance measures may include Underlying Sales Growth (USG), Underlying Operating Margin improvement (UOM) and Free Cash Flow (FCF), along with any other measures chosen by the Committee, as appropriate. The Committee also sets the weightings of the respective metrics on an annual basis.

The Committee has discretion to adjust the formulaic outcome of the business performance multiplier, if it believes this better reflects the underlying performance of Unilever. In any event, the overall business performance multiplier will not exceed 150%. The use of any discretion will be fully disclosed in the directors’ remuneration report for the year to which discretion relates.

The Committee may introduce non-financial measures in the future subject to a minimum of 70% of targets being financial in nature.

Performance is normally measured over the financial year.

Supporting information

There are two changes from the previous policy. The first is the requirement for 50% of bonus to be deferred, rather than voluntarily invested into the Management Co-Investment Plan (the historic long-term incentive plan). The second is that the Committee can now override any formulaic outcome (including to nil), instead of being limited to adjusting by 25%. This is in line with best practice and the UK Corporate Governance Code. Any exercise of discretion will continue to be disclosed in full in the relevant directors’ remuneration report.

The Policy sets out a single maximum opportunity that applies to any potential Executive Director, this is different to the previous policy which sets out different maximum opportunities for each Director. This is intended to simplify the Policy, and provide flexibility if needed over the course of the Policy. If the Committee sought to increase the annual grant for the CFO, it would only do so after engaging with shareholders.

Unilever Annual Report on Form 20-F 2020	81

Performance Share Plan (PSP)

Purpose and link to strategy	Performance measures

Operation

The Performance Share Plan (PSP) replaces the Management Co-Investment Plan (MCIP) as the sole long-term incentive plan (LTIP). Under the PSP, Executive Directors are granted rights to receive free shares on vesting (awards) which normally vest after three years, to the extent performance conditions (described below) are achieved. Upon vesting, Executive Directors will have an additional two-year retention period (during which shares cannot be sold) to ensure there is a five-year duration between the grant of the award and release of the shares.

Ultimate remedy/malus and claw-back provisions apply (see details on page 81).

Opportunity

The maximum annual grant available under this Policy is 400% of fixed pay.

The normal maximum award for the CEO is 400% of fixed pay, and for the CFO is 320% of fixed pay. At target 50% of maximum vests, equating to 200% and 160% of fixed pay respectively. 0% of the award will vest for below threshold performance. The amount payable for threshold performance will be disclosed for each metric in the relevant directors’ remuneration report.

Dividend equivalents may be earned (in cash or additional shares) on the award when and to the extent that the award vests. Dividends or dividend equivalents will also be payable in respect of dividends paid during the retention period.

The Committee sets performance measures for each PSP award. These will be tested over the three financial years starting with the financial year in which the award is granted.

The performance measures for the PSP grants in 2021 will be: Competitiveness: % Business Winning Market Share (% Business Winning), Cumulative Free Cash Flow (current FX rates), Return On Invested Capital (ROIC), and Sustainability Progress Index (SPI). ROIC and SPI are used currently and the other two measures are new. Each measure will have a 25% weighting. The Committee retains the discretion to change these measures and/or weighting for future grants, based on strategic priorities for Unilever at that time.

The Committee will ensure that the targets set are appropriately rigorous for the delivery of threshold, target and maximum performance.

The Committee retains the discretion to adjust the formulaic outcome of these performance measures to reflect its assessment of the underlying long-term performance. The use of any discretion will be fully disclosed and explained in the directors’ remuneration report for the year to which discretion relates.

Supporting information

Maximum opportunity as a percentage of fixed pay has reduced from 450% of fixed pay under the previous MCIP to 400% of fixed pay for the CEO under the PSP and from 360% of fixed pay to 320% of fixed pay for the other Executive Directors. Conversely, target opportunity has increased from 150% of fixed pay to 200% for the CEO and from 120% to 160% for other Executive Directors. As per the rationale included in the chairman’s letter this increase in target opportunity will only be realised subject to performance against stretching three-year performance conditions and will be delivered fully in shares which executives will not be able to sell until five years after grant.

The Policy sets out a single maximum opportunity that applies to any potential Executive Director, this is different to the previous policy which sets out different maximum opportunities for each Director. This is intended to simplify the Policy, and provide flexibility if needed over the course of the Policy. If the Committee sought to increase the annual grant for the CFO, it would only do so after engaging with shareholders.

The PSP, which operates under the plan rules approved at the 2017 AGMs, is assessed over a three-year performance period and there is a retention period for executive directors for two additional years before those shares are released. This is the same total timeframe as the previous MCIP which had a four-year performance period and one-year holding period.

The Committee can now override any formulaic outcome (including to nil), instead of being limited to adjusting by 10%. This is in line with best practice and the UK Corporate Governance Code. Any exercise of discretion will continue to be disclosed and explained in full in the relevant directors’ remuneration report.

Previously the Committee considered the quality and sustainability of underlying performance if the outcomes of any annual bonus and the MCIP it was invested in exceeded 75% of maximum. This strict requirement is removed due to the delinking of annual bonus and long-term incentives. However, the Committee will continue to assess the quality and sustainability of performance when determining if any adjustments are required to overall formulaic outcomes.

Elements of previous policy that will continue

MCIP awards granted under a previous remuneration policy will continue to operate under the terms of that policy and the relevant plan rules. Further details of the terms of the awards made are included in the directors’ remuneration reports for their respective years. This applies to the MCIP awards granted in 2017, 2018, 2019 and 2020. This provision will cease to apply once all of these awards have vested, been exercised or been forfeited as appropriate, as per the relevant policy and plan rules. Additional details are set out below.

Claw-back, ultimate remedy, discretion and flexibility

Claw-back: Claw-back is the recovery of payments made under the annual bonus (including deferred bonus shares) or vested LTIP awards, (both PSP awards under this Remuneration Policy, and awards under any previous remuneration policies). The Committee may decide to apply claw-back for up to three years from the payment of bonus awards, and up to two years from vesting for the PSP or MCIP awards (including where awards vest prior to or during the retention period), in the event of:

◾ a significant downward restatement of the financial results of Unilever;
◾ error in calculation or misleading data; or
◾ corporate failure.

Claw-back may apply to all or part of a participant’s payment or award and may be effected, among other means, by reducing outstanding awards, or requiring the return of the net value of vested awards to Unilever.

82	Unilever Annual Report on Form 20-F 2020

Directors’ Remuneration Report continued

Malus: Malus is the adjustment of bonus, unvested deferred bonus awards or unvested LTIP awards (both PSP awards under this Remuneration Policy, and predecessor awards under any previous remuneration policies). The Committee may apply malus to reduce an award or determine that it will not vest or only vest in part. Malus applies to deferred bonus awards during the three-year deferral period and to unvested LTIP awards (PSP awards under this Remuneration Policy and predecessor awards under any previous remuneration policies) during the vesting period and retention period, in the event of:

◾ a significant downward restatement of the financial results of Unilever;
◾ gross misconduct or gross negligence;
◾ material breach of Unilever’s Code of Business Principles or any of the Unilever Code Policies;
◾ breach of restrictive covenants by which the individual has agreed to be bound, or conduct by the individual which results in significant losses or serious reputation damage to Unilever; and
◾ for PSP awards and deferred bonus awards, error in calculation or misleading data or corporate failure.

The annual bonus will also be subject to malus on the same grounds as apply for deferred bonus awards and unvested LTIP awards. This power is an addition to the normal discretion to adjust awards and the additional sustainability test outlined in the policy table.

Ultimate remedy: Awards under the PSP (and predecessor long-term incentives under any previous remuneration policy) are subject to ultimate remedy. Upon vesting of an award, the Committee shall have the discretionary power to adjust the value of the award if the award, in the Committee’s opinion taking all circumstances into account, produces an unfair result. In exercising this discretion, the Committee may take into account Unilever’s performance against non-financial measures.

These powers are in addition to the normal discretion to adjust awards and the additional sustainability test outlined in the policy table.

Ultimate remedy/malus and claw-back will not apply to an award which has been exchanged following a change of control and claw-back will not apply where an award vests on a change of control.

Committee discretion to amend targets/measures: For PSP awards (or MCIP awards under the previous policy) and annual bonus, the Committee may change a performance measure or target (including replacing a measure) in accordance with the award’s terms or if anything happens which causes the Committee reasonably to consider it appropriate to do so. The Committee may also adjust the number or class of shares subject to MCIP, PSP and deferred bonus awards if certain corporate events (e.g. rights issues) occur.

The Committee will continue to review targets on all unvested awards in the event of any material acquisitions or disposals that were not included in the financial plan, or were not anticipated at the time of target setting. The Committee may make adjustments if deemed appropriate to ensure that all targets remain relevant and equally stretching in light of any M&A activity, other corporate events, or any other event that the Committee considers to be material, that was not foreseen at the time of target setting.

Legacy arrangements

For the duration of this Remuneration Policy, entitlements arising before the adoption of this Remuneration Policy will continue to be honoured in line with the approved remuneration policy under which they were granted, or their contractual terms.

The Committee reserves the right to make any remuneration payments and payments for loss of office (including exercising any relevant discretions) notwithstanding that they are not in line with this Remuneration Policy where the terms of the payment were agreed before this Remuneration Policy came into effect or at a time when the relevant individual was not a Director of Unilever and, in the opinion of the Committee, the payment was not in consideration for the individual becoming a Director of Unilever. For these purposes, ‘payments’ includes the Committee satisfying awards of variable remuneration and, in relation to an award over shares, the terms of the payment are ‘agreed’ at the time the award is granted.

Remuneration scenarios: our emphasis on performance-related pay

It is Unilever’s policy that the total remuneration package for Executive Directors should be competitive with other global companies and that a significant proportion should be performance-related.

For the remuneration scenarios below, the maximum and target pay opportunities have been chosen to be consistent with the current levels for Executive Directors. In reviewing the appropriate level of pay opportunity for the Executive Directors, the Committee considers internal and external comparators. Although pay is not driven by benchmarking, the Committee is aware that pay needs to be within a reasonable range of competitive practice. The Committee notes that total target pay is slightly below lower quartile for the CEO and slightly below median for our CFO for the benchmark group used by the Committee.

The Committee typically reviews, on at least an annual basis, the impact of different performance scenarios on the potential reward opportunity and payouts to be received by Executive Directors and the alignment of these with the returns that might be received by shareholders. The Committee believes that the level of remuneration that can be delivered in the various scenarios is appropriate for the level of performance delivered and the value that would be delivered to shareholders. The charts below show hypothetical values of the remuneration package for Executive Directors in the first full year of the policy under below threshold, target and maximum performance scenarios.

Unilever Annual Report on Form 20-F 2020	83

 Details of fixed element of remuneration for CEO and CFO and assumptions for scenario charts

Fixed remuneration	Assumptions as follows (for actual Executive Director pay details, please see Annual Remuneration Report below):
◾ Fixed pay for CEO effective from 1 January 2021 = €1,508,000.
◾ Fixed pay for CFO = €1,135,960.
◾ Benefits assumed to be around €56,000 for CEO and €38,000 for CFO.

Variable remuneration	Below threshold	◾	No 2021 annual bonus payout and no vesting under the PSP.

	On target	◾	Target payout of the 2021 annual bonus (150% of fixed pay for the CEO and 120% of fixed pay for the CFO). 50% of the bonus would be deferred for three years.
		◾	Target vesting of 2021 awards under the PSP (200% of fixed pay for the CEO and 160% of fixed pay for the CFO).

	Maximum	◾	Maximum payout of the 2021 annual bonus (225% of fixed pay for the CEO and 180% of fixed pay for the CFO). 50% of the bonus would be deferred for three years.
		◾	Maximum vesting under 2021 awards under the PSP (400% of fixed pay for the CEO and 320% of fixed pay for the CFO).

	Maximum with 50% share price increase	◾	As per maximum above, and in addition shows the impact of a share price increase of 50% from the date of grant to the date of vesting of the PSP award. The maximum remuneration payable to the CEO and CFO assuming a 50% share price between grant and vest of the PSP is EUR 14.01m and EUR 8.67m respectively.

	Notes to variable remuneration	◾	Dividends, dividend equivalents and (except as described above) share price movements are ignored for the purposes of the illustrations above.

Approach to target setting

Performance measures are selected to align with Unilever’s short-term performance targets and long-term business strategy objectives. Unilever’s primary business objective is to create value in a sustainable way. Performance measures focus management on the delivery of a combination of top-line revenue growth and bottom-line profit growth that Unilever believes will build shareholder value over the longer term and that will benefit all of our stakeholders.

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

The following sets out the performance measures for short- and long-term incentive plans to be awarded in 2021, as well as the business performance and the behaviours that they drive.

 Performance measures and the link to strategy

Incentive plan	Performance measure	Link to strategy
Short-term: Annual Bonus	Underlying Sales Growth (USG) at constant FX rates	Clear, simple and well understood measure supporting the achievement of Unilever’s growth ambition.
	Underlying Operating Margin Improvement (UOM) at current FX rates	Underlines the importance of achieving increasingly profitable growth.

	Free Cash Flow (FCF) at current FX rates	Provides clear focus on the achievement of Unilever’s cash generation ambition.
Long-term: PSP	Competitiveness % Business Winning Market Share measure New measure for this policy	Growing faster than the market and so winning market share are key strategic drivers for our long-term sustainable growth.
	Cumulative Free Cash Flow at current FX rates measure New measure for this policy	Free Cash Flow from operating activities in current currency ensures sufficient cash is available to fund a range of strategic capital allocation choices.
	Return On Invested Capital (ROIC) at exit year %	Supports disciplined investment of capital within the business and encourages acquisitions which create long term value (an especially relevant measure for members of the ULE who make investment decisions).
Unilever Sustainability Progress Index (Compass) (SPI)

Unilever is committed to demonstrating that the Compass, our purpose-led, future-fit strategy, drives superior performance, which protects our consumers, people, planet and society, customers, suppliers and business partners and shareholders. To capture the breadth and depth of the Compass in relation to the SPI, the Corporate Responsibility Committee and Compensation Committee agree a number of key performance indicators (KPIs) to assess progress towards the Compass targets in our reported Compass sustainability commitments (see page 10). These KPIs illustrate how Unilever aims to address a number of its principal risks such as brand preference, climate change, supply chain and ethics (see Our risks on page 44).

For the 2021 PSP award, progress will be measured against the forerunner of the Compass, the Unilever Sustainable Living Plan (USLP).

84	Unilever Annual Report on Form 20-F 2020

Directors’ Remuneration Report continued

Changes in pay policy generally

The key changes in the new Remuneration Policy are to:

◾	replace the current long-term incentive plan, the MCIP with the PSP – a long-term incentive plan that is operated entirely separately from the annual bonus plan;
◾	replace voluntary investment in the long-term incentive plan with a mandatory deferral of 50% of the annual bonus into shares or share awards, for three years;
◾	change the performance measures for the long-term incentive plan (to maximise the strategic alignment as outlined above);
◾	reduce maximum total pay; and
◾	maintain a five-year period from award to release on PSP by reducing the performance period from four years to three years, and increasing the retention period from one year to two years.

The Committee wants to increase the impact, traction and resilience of Unilever’s incentives to drive sustainable long-term growth which can be better achieved with distinct short- and long-term incentive plans, enabling the Committee to set stretching but achievable performance targets over realistic timeframes. This change more closely aligns Unilever’s reward structure with standard market practice.

By separating short- and long-term incentive plans the policy will further simplify executive pay. Currently, these are linked by our MCIP as the MCIP opportunity is driven by the outcome of the annual bonus plan. Delinking the two plans will deleverage incentives, reduce maximum pay and make our incentives more resilient and less dependent on the short-term incentive.

Change in target and maximum pay levels

In moving from the current MCIP to the proposed PSP structure, the quantum of the previous annual bonus has been unchanged and the quantum of the PSP has been increased at target and decreased at maximum. The overall result is an increase in target pay of 13%/12% for the CEO/CFO respectively and decrease in maximum pay of 6% for both individuals.

As fixed pay and annual bonus opportunities have been unchanged, this increase in target opportunity will only be realised subject to performance against stretching three-year performance conditions and will be delivered fully in shares which executives will not normally be able to sell until five years after grant. This is to create an even stronger alignment to both the long-term performance of the business and the shareholder experience, and to address shareholder comments on the levels of maximum pay available under the previous structure.

In determining the appropriate quantum, the Committee did consider external benchmarking data against a group of comparable major European companies. Whilst the Committee is not led by benchmarking data, or target a specific benchmark position, this data is used as a reference point to ensure that pay levels are not significantly out of line with the market. Under the proposed changes total target compensation is slightly below lower quartile for our CEO and slightly below median for our CFO. This is despite the fact that Unilever is above the upper quartile of this group by market capitalisation. The Committee believes this data shows that the proposals do not provide excessive levels of remuneration versus the market. In addition, the Committee believes that a lower level of target compensation would create undue risks in terms of retention or any future recruitment.

The Committee was also cognisant of the need to maintain a sufficient pay differential between the Executive Directors and the rest of the ULE and this modest increase at target pay helps the Committee to do this.

Application beyond the Board

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

In principle, all our managers participate in the same Unilever annual bonus scheme with the same performance measures based on Unilever’s overall performance and the requirement to defer 50% of bonus also extends to the ULE. The intention is to extend the new policy across all of Unilever’s 14,400+ managers worldwide in 2021. Wherever possible, all other employees have the opportunity to participate in the global ’buy 3 get 1 free’ employee share plan called ‘SHARES’, which is offered in more than 100 countries.

Through these initiatives we continue to encourage all our employees to adopt an owner’s mindset with the goal of achieving our growth ambition, so they can share in the future long-term success of Unilever.

Stakeholders’ considerations:

Guided by our purpose-led and future-fit business model the Committee has applied a multi-stakeholder approach in reviewing the current reward framework in view of the 2021 policy renewal. The Committee has therefore engaged with various stakeholders, both internally and externally as set out below.

Consideration of conditions elsewhere in the Group

When determining the pay of Executive Directors, the Committee considers the pay arrangements for other employees in the Group, including considering the average global pay review budget for the management population, to ensure that remuneration arrangements for Executive Directors remain reasonable. Unilever takes the views of its employees seriously and on an ongoing basis, we conduct the ‘Rate-My-Reward’ survey to gauge the views of employees on the different parts of their reward package.

In establishing the Future Reward Framework, Unilever conducted an employee survey amongst its WL1+ population to seek their views on Unilever’s approach to reward. Interviews and focus groups have also been organised for the management population to receive feedback on the proposed Future Reward Framework. In addition, the company consulted with the European Works Council and employee representation bodies in other relevant jurisdictions. Employees value the mix between fixed and variable pay, and the various benefits (including non-cash benefits), but there is also a desire for more flexibility in reward to fit individual’s different life stages. The Future Reward Framework is well received for its simplicity and market alignment. It is seen as a more competitive, inclusive and fair reward programme. The ability to receive the bonus in cash rather than having to invest it to receive a long-term incentive award is valued in times of uncertainty caused by the Covid-19 pandemic. More senior employees would have preferred the continuation of an attractive opportunity to investment in Unilever shares. Based on feedback from the European Works Council, we will continue to explore opportunities to widen and deepen Unilever’s all-employee share scheme.

Fairness in the workplace is a core pillar of the Compass and incorporates our Framework for Fair Compensation. As part of our Framework’s living wage element, we are committed to pay a living wage to all our direct employees. At the end of 2020, 100% of Unilever’s direct employees globally were paid at or above a certified living wage level. Further detail can be found on page 19. The living wage principle is also endorsed as good practice in Unilever’s Responsible Sourcing Policy. The Committee already upholds its obligation under Section 172 of the UK Companies Act 2006 (see page 14) to consider the impact of what we do on our multiple stakeholders. These considerations shape the way the Committee looks at pay and sets pay rates for our Executive and Non-Executive Directors relative to our wider workforce. We will continue to advance these initiatives over the years ahead to enhance the livelihoods of all our employees.

  www.unilever.com/planet-and-society

Unilever Annual Report on Form 20-F 2020	85

Consideration of shareholder views

The Committee takes the views of shareholders seriously. We maintain an open and regular dialogue with our shareholders on remuneration matters, including consulting with our largest investors and shareholder representative bodies, when we are considering making material changes to our remuneration policy. Accordingly, shareholders have been consulted extensively and their views have been influential in shaping this Remuneration Policy. Their feedback influenced our proposals in relation to the balance between fixed and variable pay, between the annual bonus and PSP components, and the performance measures for the incentives. Further details can be found on page 77.

Minimum shareholding requirement

The remuneration arrangements applicable to our Executive Directors require them to build and retain a personal shareholding in Unilever (within five years from the date of appointment with extra time granted if requirements increase significantly) to align their interests with those of Unilever’s long-term shareholders. The current requirement is 500% fixed pay for the CEO and 400% fixed pay for the CFO. All shares beneficially owned and any awards not subject to performance conditions (but, for example, subject to retention or deferral periods) count towards the shareholding requirement (on an estimated net of tax basis if tax is expected to be payable). Incoming Executive Directors will be required to retain all shares vesting from any share awards (net of any sales to cover tax) until their minimum shareholding requirements have been met in full.

Any Executive Director who leaves after the date the new Remuneration Policy has effect will be required to maintain at least 100% of their minimum shareholding requirement for two years after leaving. These shares will be held in the Company nominee vested accounts. If the leaver has not yet met their shareholding requirements on departure they will be required to retain the shares they do own up to these limits. This requirement can be waived in certain exceptional personal circumstances (e.g. death, disability, ill health).

Remuneration Policy for new hires

Area	Policy and operation

Overall	The Committee will pay new Executive Directors in accordance with the approved Remuneration Policy and all its elements as set out herein above. The terms of service contracts will not overall be more generous than those of the current CEO and CFO summarised below in the ‘service contracts’ paragraph. The ongoing annual remuneration arrangements for new Executive Directors will therefore comprise fixed pay, benefits, annual bonus and PSP. For internal promotions, any variable remuneration element awarded in respect of a prior role may be paid out according to its original terms.

Fixed pay	Fixed pay would be set at an appropriate level to recruit the best candidate based on their skills, experience and current remuneration.

Benefits	Benefits provision would be in line with the approved relevant remuneration policy. Where appropriate, the Executive Director may also receive relocation benefits or other benefits reflective of normal market practice in the territory in which the Executive Director is employed. In addition, the Committee may agree that Unilever will pay certain allowances linked to repatriation on termination of employment.

Incentive awards	Incentive awards would be made under the annual bonus and PSP in line with the relevant remuneration policy. Off-cycle PSP awards may be made on joining for the year of joining, subject to the normal maxima.

Buy-out awards

The Committee may grant awards to compensate Executive Directors hired from outside for any awards they lose by leaving previous employers broadly on a like-for-like basis. Incoming Executive Directors will be required to retain all shares vesting from any share awards until their minimum shareholding requirements have been met in full.

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

86	Unilever Annual Report on Form 20-F 2020

Directors’ Remuneration Report continued

Service contracts

Policy in relation to Executive Director service contracts and payments in the event of loss of office

Service contracts & notice period

Current Executive Directors’ service contracts are not for a fixed duration but are terminable upon notice (12 months’ notice from Unilever, six months’ notice from the Executive Director), and are available for shareholders to view at the AGM or on request from the Group Secretary. Starting dates of the service contracts for the current CEO and CFO:

CEO: 1 January 2019 (signed on 16 December 2020); and

CFO: 1 October 2015 (signed on 16 December 2015).

Termination payments	A payment in lieu of notice can be made, to the value of no more than 12 months’ fixed pay and other benefits (unless dictated by applicable law).

Other elements	◾	Executive Directors may, at the discretion of the Board, remain eligible to receive an annual bonus for the financial year in which they cease employment. Such annual bonus will be determined by the Committee taking into account time in employment and performance.
	◾	Treatment of share awards is as set out in the section on leaver provisions, below.
	◾	Any outstanding all-employee share arrangements will be treated in accordance with HMRC-approved terms.
	◾	Other payments, such as legal or other professional fees, repatriation or relocation costs and/or outplacement fees, may be paid if it is considered appropriate. Additional payments may be permitted at the proposal of the Committee if the Committee considers not allowing such a payment would be manifestly unreasonable given the circumstances.
	◾	The Committee reserves the discretion to approve gifts to Executive Directors who are retiring or who are considered by the Board to be otherwise leaving in good standing (e.g. those leaving office for any reason other than termination by Unilever or in the context of misconduct). If the value of the gift for any one Executive Director exceeds £5,000 it will be disclosed in the relevant directors’ remuneration report. Where a tax liability is incurred on any such a gift, the Committee has the discretion to approve the payment of such liability on behalf of the Executive Director in addition to the value of the gift.

Leaver provisions in share plan rules

	‘Good leavers’ as determined by the Committee in accordance with the plan rules*	Leavers in other circumstances*	Change of control

Investment shares under the MCIP	Investment shares are not impacted by termination (although they may be transferred to the personal representative of the Executive Director in the event of his or her death without causing the corresponding matching shares to lapse).	Investment shares are not impacted by termination.

Investment shares may normally be disposed of in connection with a change of control without causing the corresponding matching shares to lapse. Alternatively, Executive Directors may be required to exchange the investment shares for equivalent shares in the acquiring company.

PSP awards and awards of matching shares under MCIP

Awards will normally vest following the end of the original performance period, taking into account performance and (unless the Board on the proposal of the Committee determine otherwise) pro-rated for time in employment. Alternatively, the Board may determine that awards shall vest upon termination based on performance at that time and pro-rated for time in employment (unless the Board on the proposal of the Committee determine otherwise). If an Executive Director dies or leaves due to ill health, injury or disability, awards will vest at the time of death or leaving at the target level of vesting (in case of death pro-rated for time in employment if the Director had previously left as a good leaver).

Awards will normally lapse upon termination.

Awards will vest based on performance at the time of the change of control and the Board, on the proposal of the Committee, have the discretion to pro-rate for time. Alternatively, Executive Directors may be required to exchange the awards for equivalent awards over shares in the acquiring company.

The retention period of a PSP award will end on a change of control.

Deferred bonus awards

Unvested deferred bonus awards will continue in effect and vest on the normal timescale unless the Executive Director is terminated for misconduct or breach of the terms of their employment, unless the Committee decides otherwise.

Unvested deferred bonus awards vest in full.

*

An Executive Director will usually be treated as a good leaver if he or she leaves due to ill health, injury or disability, retirement with Unilever’s agreement or redundancy, or death in service. The Board may decide to treat an Executive Director who leaves in other circumstances as a good leaver. An Executive Director will not be treated as a good leaver if he or she chooses to leave for another job elsewhere unless the Board determines otherwise, if he or she is summarily dismissed or leaves because of concerns about performance. In deciding whether or not to treat an Executive Director as a good leaver, the Board will have regard to his or her performance in the role.

If Unilever is affected by a demerger, special distribution or other transaction which may affect the value of awards, the Committee may allow PSP awards, matching shares under legacy MCIP and/or deferred bonus awards to vest early over such number of shares as it shall determine (to the extent any performance measures have been met) and awards may be pro-rated to reflect the acceleration of vesting at the Committee’s discretion.

Unilever Annual Report on Form 20-F 2020	87

Non-Executive Directors
Key aspects of Unilever’s 2021 fee policy for Non-Executive Directors

Approach to setting fees	Non-Executive Directors receive annual fees from Unilever. The Board determine Non-Executive Director fee levels, which are limited to the aggregate amount permitted by the Company’s articles of association, as approved by shareholders from time to time (which is currently £2 million (€2,253,013) per year, and will, subject to shareholder approval at the 2021 AGM increase to €5 million per year (which reflects the applicable limit as approved by shareholders prior to Unification).

Unilever’s policy is to set fees at a level which is sufficient to attract, motivate and retain high-class talent of the calibre required to direct the strategy of the business without paying more than necessary. They are set taking into account:
◾ the commitment and contribution expected by the Group;
◾ fee levels paid in other global non-financial services companies based in Europe; and
◾ that fees are paid in cash.
Operation

Unilever applies a modular fee structure for Non-Executive Directors to ensure we fairly reflect the roles and responsibilities of committee membership and chairmanship. Our basic philosophy is to pay the Chairman an all-inclusive fee. Other Board members receive a basic fee and additional fees for being Senior Independent Director, chairing or membership of various committees. The Board may decide to pay fees in any other currency based on such foreign exchange rates as the Board shall determine, provided total Non-Executive Director fees stay within the annual limits as approved by shareholders from time to time. The 2021 fee structure can be found in the Directors’ Remuneration Report on page 97. The fee structure may vary from year to year within the terms of this Remuneration Policy.

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

All reasonable travel and other expenses incurred by Non-Executive Directors in the course of performing their duties are considered to be business expenses and are reimbursed together with any tax payable. Non-Executive Directors also receive expenses relating to the attendance of the Director’s spouse or partner, when they are invited by Unilever. Other benefits or additional payments may be provided in the future if, in the view of the Board, this is considered appropriate. Such benefits and/or payments would be within the total annual limits as approved by shareholders as described above.

The Committee reserves the discretion to approve gifts to Non-Executive Directors who are retiring or who are considered by the Board to be otherwise leaving in good standing (e.g. those leaving office for any reason other than termination by Unilever or in the context of misconduct). If the value of the gift for any one Non-Executive Director exceeds £5,000 it will be disclosed in the relevant directors’ remuneration report. Where a tax liability is incurred on any such a gift the Committee has the discretion to approve the payment of such liability on behalf of the Non-Executive Director in addition to the value of the gift.

Remuneration Policy for new Non-Executive Director hires

In the event of hiring a new Non-Executive Director, the Committee will align the remuneration package with the Remuneration Policy as set out above.

Non-Executive Directors’ letters of appointment

The terms of engagement of Non-Executive Directors are set out in letters of appointment which each Non-Executive Director signs upon appointment. Non-Executive Directors are currently appointed for a one-year term, subject to satisfactory performance, renomination at the discretion of the Board on the recommendation of the Nominating and Corporate Governance Committee and re-election at forthcoming annual shareholder meetings. It is Unilever’s expectation that Non-Executive Directors serve for a minimum of three years. The letters of appointment allow for Unilever to terminate a Non-Executive Director’s appointment in cases of gross misconduct, failure to perform their duties competently, conduct bringing Unilever into disrepute, bankruptcy or where the Non-Executive Director is prevented from occupying such a position by law.

The letters do not contain provision for notice periods or compensation if the Non-Executive Directors’ appointments are terminated by Unilever. Non-Executive Directors may terminate their engagement upon three months’ notice. Except in exceptional circumstances, the Board will not propose Non-Executive Directors for renomination when nine years have elapsed since the date of their appointment. Letters of appointment are available for inspection on request from the Group Secretary.

In considering appointments to the Board, the Directors and Unilever give due consideration to the time commitment required to fulfil the role appropriately.

88	Unilever Annual Report on Form 20-F 2020

Directors’ Remuneration Report continued

Annual report on remuneration

This section sets out how Unilever’s remuneration policy (which was approved by shareholders at the May 2018 AGMs and is available on our website) was implemented in 2020. Furthermore, the following sets out how our new Remuneration Policy (as set out on pages 79 to 87) will be implemented if it receives shareholder approval at the 2021 AGM.

www.unilever.com/remuneration-policy

Implementation of the Remuneration Policy for Executive Directors

If approved by shareholders, Unilever’s new Remuneration Policy will be implemented with effect from the 2021 AGM as set out below. If the updated Remuneration Policy is not approved, Unilever’s existing remuneration policy will continue to apply.

Elements of remuneration

Fixed Pay

Purpose and link to strategy	Supports the recruitment and retention of Executive Directors of the calibre required to implement our strategy. Reflects the individual’s skills, experience, performance and role within the Group. Provides a simple competitive alternative to the separate provision of salary, fixed allowance and pension.

At a glance	Details of the rationale for our Executive Directors’ fixed pay amounts can be found on page 78.

Implementation in 2020	Effective from January 2020:
◾ CEO: €1,508,000
◾ CFO: € 1,135,960

Planned for 2021	Effective from January 2021: ◾ CEO: €1,508,000 ◾ CFO: € 1,135,960

Annual Bonus

Purpose and link to strategy	Incentivises year-on-year delivery of rigorous short-term financial, strategic and operational objectives selected to support our annual business strategy and the ongoing enhancement of shareholder value.

The ability to recognise performance through an annual bonus enables us to manage our cost base flexibly and react to events and market circumstances.

At a glance	◾ Target annual bonus of 150% of fixed pay for the CEO and 120% of fixed pay for the CFO.
◾ Business performance multiplier of between 0% and 150% based on achievement against business targets over the year.

◾  Performance target ranges are considered to be commercially sensitive and will be disclosed in full with the corresponding performance outcomes retrospectively following the end of the relevant performance year.

◾ Maximum annual bonus is 225% of fixed pay for the CEO and 180% for the CFO.
◾ Subject to ultimate remedy/malus and claw-back provisions.

Implementation in 2020	Implemented in line with the 2018 remuneration policy; however, the weight attached to each performance measure changed to reflect management’s focus on delivering growth as a key priority for 2020 (pre Covid 19):
◾ Underlying Sales Growth: 50%
◾ Underlying Operating Margin Improvement: 25%
◾ Free Cash Flow: 25%

Planned for 2021	The performance measures for 2021 will remain the same with performance measures weighted as follows:
◾ Underlying Sales Growth: 1/3
◾ Underlying Operating Margin Improvement: 1/3
◾ Free Cash Flow: 1/3

In 2021 a new requirement is introduced to defer 50% of the bonus into shares or share awards. Details for this rationale can be found on pages 76.

Long-term Incentive (MCIP)/(PSP)

Purpose and link to strategy	The MCIP encouraged senior management to invest their own money into Unilever shares, aligning their interests with shareholders by focusing on the sustained delivery of high-performance results over the long term. As from 2021 the PSP replaces the MCIP as the sole long-term incentive plan.

At a glance

◾  Executive Directors were required to invest a minimum of 33% and a maximum of 67% of their bonus into the legacy MCIP. Investment was made out of after-tax income, so investing 67% of gross bonus would require an investment of more than the total net bonus received.

◾ Matching shares were awarded based on performance up to a maximum of 3x matching shares.
◾ The final MCIP award was made on 24 April 2020, vesting 15 February 2024 (with a requirement to hold vested matching shares for a further one-year retention period).

◾  Subject to shareholder approval at the 2021 AGM, the new PSP grants rights to receive free shares on vesting (awards) which normally vest after three years, to the extent performance conditions are achieved.

◾ Upon vesting, Executive Directors will have another two-year retention period to ensure there is a five-year duration between the grant of the award and release of the shares.
◾ Subject to ultimate remedy/malus and claw-back provisions.

Implementation in 2020	Implemented in line with the 2018 remuneration policy. Vesting details of the 2017-2020 MCIP award can be found on page 95. Details of the 2020 MCIP awards can be found on page 94.

Unilever Annual Report on Form 20-F 2020	89

Elements of remuneration continued

Planned for 2021	As detailed in our new Remuneration Policy (as set out on pages 79 to 87), the performance conditions for PSP awards are assessed over a three-year period with a further two-year retention period. The performance conditions and target ranges for 2021 awards under the PSP will be as follows:

PSP 2021 – 2023 awards

Competitiveness: % Business Winning Market Share

Cumulative Free Cash Flow (Current FX)

Return On Invested Capital (Exit year %)

Sustainability Progress Index (Committee assessment of USLP 2020 progress)

Performance at threshold results in nil PSP awards vesting, target performance results in an award equal to
200% of fixed pay (at time of award) for the CEO and 160% for the CFO, up to a maximum of 400% for the
CEO and 320% for the CFO, with straight-line vesting between threshold and maximum. A retention period of two years applies from vesting.

Cumulative Free Cash Flow, ROIC and Sustainability Progress Index are all established measures. Cumulative
Free Cash Flow from operating activities in current currency ensures sufficient cash is available to fund a range of strategic capital allocation choices.

ROIC measures the return generated on capital invested by the Group and is calculated as underlying operating profit after tax divided by the annual average of: goodwill, intangible assets, property, plant and equipment, net assets held for sale inventories, trade and other current receivables, and trade payables and other current liabilities. The target range of a threshold of 15% and maximum of 19% expresses our commitment to deliver ROIC at a level of mid to high teens, whilst continuing to reshape our portfolio through acquisitions and disposals.

Competitiveness: % Business Winning Market Share (% Business Winning) is a new metric for incentive purposes. It has been part of operational management and will be part of management’s performance updates to investors. % Business Winning will be assessed each year as the aggregate turnover of the portfolio components (country/category cells) gaining value market share as a % of the total turnover measured by market data. As such it assesses what percentage of our revenue is being generated in areas where we are gaining market share. The outcome for the 2021-2023 PSP is the average of the 3 years % Business Winning performance. With intense competition and changing shopper trends, winning share in each portfolio or geography segment presents a challenge for all players; repeating these wins over successive years is even more demanding. At consolidated Group level delivering consistently in the range of 50% business winning will enable us to grow with our markets, delivering a premium above 50% Business Winning over successive years supports our objective of growing ahead of our markets. Keeping this in mind, the Committee believes that a target of 52.5% Business Winning and a stretch of 60%, to be appropriate, with a threshold performance of
45% Business Winning paying out zero for this performance measure.

In addition to the three elements mentioned above, our Executive Directors are provided with non-monetary benefits to aid attraction and retention. These include medical insurance cover, actual tax return preparation costs and provision of death-in-service benefits and administration.

Ultimate remedy/malus and claw-back

Grants under the PSP, the legacy MCIP and the legacy GSIP are subject to ultimate remedy as explained in the remuneration policy. Malus and claw-back apply to all performance-related payments as explained in the remuneration policy.

In 2020, the Committee did not reclaim or claw back any of the value of awards of performance-related payments to current or former Executive Directors.

90	Unilever Annual Report on Form 20-F 2020

Directors’ Remuneration Report continued

Single figure of remuneration and implementation of the remuneration policy in 2020 for Executive Directors

The table below shows a single figure of remuneration for each of our Executive Directors for the years 2019 and 2020.

	Alan Jope CEO (€’000)				Graeme Pitkethly CFO (€’000)

		Proportion		Proportion		Proportion		Proportion
	2020	of Fixed and Variable Rem	2019	of Fixed and Variable Rem	2020	of Fixed and Variable Rem	2019	of Fixed and Variable Rem

(A) Fixed pay	1,508		1,450		1,136		1,103

Total fixed pay	1,508		1,450		1,136		1,103

(B) Other benefits	56		41		38		27

Fixed pay & benefits sub total	1,564	45.4%	1,491	30.5%	1,174	39.7%	1,130	26.0%

(C) STI: Annual bonus	1,086		1,784		654		1,085

(D) LTI: GSIP Performance Shares(a)	n/a		1,619		670		2,132

(D) LTI: MCIP Match Shares	797		n/a		463		n/a

Variable Remuneration sub total	1,883	54.6%	3,403	69.5%	1,787	60.3%	3,217	74.0%

LTI Sub total	797		1,619		1,133		2,132

Total Remuneration (A+B+C+D)	3,447		4,894		2,961		4,347

(a)	Alan Jope received his last GSIP award in 2017 that vested on 13 February 2020 as disclosed in the Remuneration Report of the 2019 Annual Report.

Where relevant, amounts for 2020 have been translated into euros using the average exchange rate over 2020 (€1 = £0.8877), excluding amounts in respect of MCIP and GSIP, which have been translated into euros using the exchange rates on the vesting date at 16 February 2021 (€1 = £0.8711 and €1 = $1.2136) for MCIP and 17 February 2021 (€1 = £0.8703) for GSIP. Amounts for 2019 have been translated into euros using the average exchange rate over 2019 (€1 = £0.8799), excluding amounts in respect of GSIP, which have been translated into euros using the exchange rate at vesting date of 13 February 2020 (€1 = £0.8390).

We do not grant our Executive Directors any personal loans or guarantees.

Elements of single figure remuneration 2020

(A) Fixed pay

Fixed pay set in euros and paid in 2020: CEO – €1,508,000, CFO – €1,135,960

(B) Other benefits

For 2020 this comprises:

	Alan Jope CEO(€)(a) 2020	Graeme Pitkethly CFO(€)(a) 2020

Medical insurance cover and actual tax return preparation costs	40,445	26,259

Provision of death-in-service benefits and administration	16,000	12,000

Total	56,445	38,259

(a)	The numbers in this table are translated where necessary using the average exchange rate over 2020 of €1 = £0.8877.

(C) Annual bonus

Annual bonus 2020 actual outcomes: CEO – €1,085,760 (which is 32% of maximum, 72% of fixed pay). CFO – €654,313 (which is 32% of maximum, 58% of fixed pay).

Alan Jope	Graeme Pitkethly

Annual bonus measures are not impacted by share price growth.

50% of the net bonus earned is, subject to shareholder approval, deferred into shares (€287,726 for Alan Jope and €173,393 for Graeme Pitkethly). Shares are deferred for three years, in line with the proposed Remuneration Policy set out on pages 79 to 87. See the opposite page for details.

The annual bonus measures and performance against targets are set out below. All performance ranges are straight-line between threshold and maximum:

Unilever Annual Report on Form 20-F 2020	91

Further details of the annual bonus outcomes are described in the Committee’s Chair letter on page 76.

(D) GSIP – UK law requirement

2020 Outcomes

This includes GSIP performance shares (operated under the Unilever Share Plan 2017) granted to Graeme Pitkethly on 16 February 2018, based on performance in the three-year period to 31 December 2020, which vested on 17 February 2021.

The values included in the single figure table for 2020 are calculated by multiplying the number of shares granted on 16 February 2018 (including additional shares in respect of accrued dividends through to 31 December 2020) by the level of vesting (52% of target award) and the share price on the date of vesting (PLC £39.80). This has been translated into euros using the exchange rate on the date of vesting (€1 = £0.8711).

Performance against targets:

(a)

For the relative TSR measure, Unilever’s TSR is measured against a comparator group of other consumer goods companies. TSR measures the return received by a shareholder, capturing both the increase in share price and the value of dividend income (assuming dividends are reinvested). The TSR results are measured on a common currency basis to better reflect the shareholder experience. The current TSR peer group consists of 18 companies (19 including Unilever) as follows: Avon, Beiersdorf, Campbell Soup, Coca-Cola, Colgate-Palmolive, Danone, General Mills, Estée Lauder, Henkel, Kao, Kellogg’s, Kimberly-Clark, L’Oréal, Nestlé, PepsiCo, Procter & Gamble, Reckitt Benckiser, Shiseido. The Committee may change the TSR vesting levels set out above if the number of companies in the TSR comparator group changes (e.g. via M&A activity).

Further details of the GSIP outcomes are described in the Committee’s Chair letter on page 76.

On the basis of this performance, the Committee determined that the GSIP awards to the end of 2020 will vest at 52% of initial target award levels (i.e. 26% of maximum for GSIP).

Share price growth GSIP 2018-2021

(a)

The conditional number of shares awarded (including decimals) at the share price on the award date. This number includes the Unilever N.V. shares awarded on the award date. These Unilever N.V. shares converted into Unilever PLC shares (on a one-on-one ratio) upon Unification on 29 November 2020 which is why only Unilever PLC shares are provided in this table.

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

(e)	The final value of the award on the vesting date using the exchange rate on the day of vesting of €1 = £0.8711. The actual number of vested shares can be found on page 95.

92	Unilever Annual Report on Form 20-F 2020

Directors’ Remuneration Report continued

(D) MCIP – UK law requirement

2020 Outcomes

This includes MCIP match shares (operated under the Unilever Share Plan 2017) granted to Alan Jope and Graeme Pitkethly on 17 May 2017, based on performance in the four- year period to 31 December 2020, which vested on 16 February 2021.

The values included in the single figure table for 2020 are calculated by multiplying the number of shares granted on 17 May 2017 (including additional shares in respect of accrued dividends through to 31 December 2020) by the level of vesting (83% of target award) and the share price on the date of vesting (PLC £40.06 and PLC ADS $55.74). These have been translated into euros using the exchange rates on the date of vesting (€1 = £0.8711 and €1 = $1.2136).

Further details of the MCIP outcome are described in the Committee’s Chair letter on page 76. Further details on the Sustainability Progress Index vesting is set out below. On the basis of this performance the Committee determined that the MCIP awards at the end of 2020 will vest at 83% of initial target award levels (i.e. 42% of maximum for MCIP).

Outcome of Sustainability Progress Index (SPI) for MCIP cycle 2017-2020:

On 16 February 2021 the first MCIP cycle vested with SPI as one of the four performance measures. The SPI is an assessment of the business’s sustainability performance by the Corporate Responsibility Committee and the Compensation Committee that captures quantitative and qualitative elements (see page 73). The Corporate Responsibility Committee and Compensation Committee agreed a framework for SPI assessment that captures the breadth and depth of the USLP in relation to a number of key performance indicators (KPIs). These KPIs illustrate how Unilever aims to address a number of its principal risks such as brand preference, climate change, plastic packaging, supply chain and ethics (see Our risks on page 44). The Committees review qualitative and quantitative progress across each category and delivery against the KPIs. The Committees then agree on a SPI achievement level against the KPI taking into account performance across the entire SPI Category.

In previous directors’ remuneration reports we have described the annual assessments and outcomes for the SPI years 2017, 2018 and 2019 and 2020 SPI performance (based on 2019 USLP performance) is set out on the following page. The SPI index for the four-year MCIP performance period is calculated by taking a simple average and is set out at the bottom of the table for MCIP 2017-2020.

Unilever Annual Report on Form 20-F 2020	93

(D) MCIP – UK law requirement continued

Our Unilever Sustainable Living Plan is a bold ambition to achieve change within our company – through our brands, innovation, sourcing and operations. We helped more than a billion people take action to improve their health and wellbeing, through our programmes on handwashing, safe drinking water, sanitation, oral health, self-esteem and skin-healing. We have doubled the proportion of our portfolio that meets the highest nutritional standards, thereby helping hundreds of millions of people to achieve a healthier diet. We have seen a CO2 efficiency in our global logistics network of 40% and now purchase all electricity from the grid from renewable sources. We sourced 95% of our palm oil from physically certified sustainable sources. We have enhanced the livelihoods of millions of people by improving agricultural practices, providing skills and opportunities to increase incomes and embedding human rights across our business. We work in partnerships with others – including NGOs, governments, businesses and industry platforms – to drive systemic change on the issues that matter for our business and the world. The average SPI outcome for MCIP 2017-2020 is set out at the bottom of the table.

		SPI 2020		SPI 2019	SPI 2018	SPI 2017

SPI Category	KPIs	Judgement	2019 actuals	2018 actuals	2017 actuals	2016 actuals	2015 actuals
USLP

Health & Well-being	With our Dove brand help young people build up positive body confidence and self-esteem through educational programme (millions)	Over-achieved	>60m	35m	29m	23m	19.4m

Environmental Impact	Reduce CO2 emissions from energy from our factories per tonne of production vs 2008 baseline (%)	Over-achieved	-65%	-52%	-47%	-43%	-39%

	Increase the recycled plastic material content in our packaging (% purchased)	Partly achieved	5%	4845T (<1%)	4850T	3830T	4900T

Enhancing Livelihoods	Source our procurement spend through suppliers meeting the mandatory requirements of our Responsible Sourcing Policy (%)	Achieved	70%	61%	55%	67%	54%

	Reduce our Total Recordable Frequency Rate (TRFR) for accidents in our factories and offices (#)	Achieved	0.76	0.69	0.89	1.01	1.12

Transformational change agenda

Sustainable Palm Oil	Purchase crude palm oil from physically certified sustainable sources (%)	Over-achieved	95%	81%	56%	42%	19%

External recognition

Rankings and ratings*	Achieve Leader/A ratings (number)	Over-achieved	5 of 5	3 of 5	4 of 5	5 of 5	4 of 5

Annual SPI outcome		130%		125%	120%	120%

Average SPI outcome for MCIP 2017-2020		124%

*	DJSI, CDP Climate, CDP Water, CDP Forests, GlobeScan

Share price growth MCIP 2017-2021

(a)

The conditional number of shares awarded (including decimals) at the share price on the award date. This number includes the Unilever N.V. shares awarded on the award date. These Unilever N.V. shares converted into Unilever PLC shares (on a one-on-one ratio) upon Unification on 29 November 2020 which is why only Unilever PLC shares are provided in this table.

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

(e)

The final value of the award on the vesting date using the exchange rate on the vesting date of €1 = £0.8711 and €1= $1.2136. The actual number of vested shares can be found on page 95. The share values for Alan Jope are grossed up for tax and social security.

94	Unilever Annual Report on Form 20-F 2020

Directors’ Remuneration Report continued

Scheme interests awarded in the year

MCIP Plan Conditional matching share award made on 24 April 2020
Basis of award	Based on the level of 2019 annual bonus paid in 2020 invested by the CEO and CFO. The following numbers of matching shares were awarded on 24 April 2020 (vesting on 15 February 2024)(a):
	CEO:	CFO:
	◾ PLC – 39,594	◾ PLC – 23,795
Maximum vesting results in 200% of the above awards vesting. Dividend equivalents may be earned (in cash or additional shares) on the award when and to the extent that the award vests.

Maximum face value of awards	◾ CEO: €3,650,301(b) ◾ CFO: €2,193,739(b)

Threshold vesting (% of target award)	Four equally weighted long-term performance measures. 0% of the target award vests for threshold performance.

Performance period	1 January 2020 – 31 December 2023 (with a requirement to hold vested matching shares for a further one-year retention period).

Details of performance measures	Performance measures:
MCIP 2020 – 2023 awards
Underlying Sales Growth (CAGR) Underlying EPS Growth (CAGR, Current FX) Return On Invested Capital (Exit year %) Sustainability Progress Index (Committee assessment of USLP progress)

(a)

Under the legacy MCIP, Executive Directors invested in Unilever N.V. or Unilever PLC shares, and received a corresponding number of performance-related matching shares. On 24 April 2020, the CEO and the CFO invested the maximum value of their 2019 annual bonus (i.e. 67%) in MCIP investment shares (Alan Jope elected to receive Unilever N.V. shares only and Graeme Pitkethly elected to receive Unilever PLC shares only, in line with the share choice provisions in operation at the time). Upon Unification on 29 November 2020 all Unilever N.V. shares were converted into Unilever PLC shares (on a one-on-one ratio), which is why only Unilever PLC shares are provided in this table.

(b)

Face values are calculated by multiplying the number of shares granted on 24 April 2020 (including decimals) by the share price on that day of PLC £40.92, assuming maximum performance and therefore maximum vesting of 200% for MCIP and then translating into euros using an average exchange rate over 2020 of €1 = £0.8877.

Impact of Covid-19

The MCIP awards were granted, in line with the normal grant timetable, in late April – shortly after the outbreak of Covid-19. No adjustment was made to the level of MCIP awards granted because, in accordance with the applicable remuneration policy, the number of shares subject to each MCIP award was based on the portion of 2019 bonus which executives had already chosen to invest in Unilever shares at the time of award, so the Committee had limited flexibility to adjust grant levels for any element of windfall. Further, at the time of grant, it was too early to tell whether or not there would be windfall gains from the grant of awards because of their four-year time horizon and the fact that the immediate drop in Unilever’s share price from its pre-Covid-19 levels was not as pronounced as that suffered by many other companies (particularly given it was not then clear whether that drop would be sustained over the longer term).

When the MCIP awards vest, the Committee will look again at the question of windfall gains by looking at the following factors:

◾	the level of share price growth delivered over the vesting period, compared to historical and expected norms;
◾	an assessment of any share price growth that may be attributable to an improvement in Unilever performance, as opposed to general market / sector-specific movements.

If the Committee concludes that there have been windfall gains, it may use its discretion to adjust the formulaic outcome of the performance conditions to mitigate the impact of any windfall. When determining whether or not there have been windfall gains in relation to the 2020 MCIP awards, the Committee will take into account share price movements over the whole vesting period of the 2020 MCIP awards – with particular focus on the share price and share price volatility over the portion of the vesting period during which the pandemic is determined to impact performance.

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

The table below shows the Executive Directors’ share ownership against the minimum shareholding requirements as at 31 December 2020 and the interest in PLC ordinary shares of the Executive Directors and their connected persons as at 31 December 2020.

When calculating an Executive Director’s personal shareholding the following methodology is used:

◾	fixed pay at the date of measurement;
◾

shares in PLC will qualify provided they are personally owned by the Executive Director, by a member of his (immediate) family or by certain corporate bodies, trusts or partnerships as required by law from time to time (each a ‘connected person’);

Unilever Annual Report on Form 20-F 2020	95

◾	shares purchased under the legacy MCIP, whether from the annual bonus or otherwise, will qualify as from the moment of purchase as these are held in the individual’s name and are not subject to further restrictions;
◾	shares or entitlements to shares that are subject only to the Director remaining in employment will qualify on a net of tax basis;
◾	shares awarded on a conditional basis by way of the legacy GSIP or legacy MCIP will not qualify until the moment of vesting (i.e. once the precise number of shares is fixed after the three-year vesting period for the legacy GSIP, or a four-year vesting period for the legacy MCIP, has elapsed);
◾	the shares will be valued on the date of measurement or, if that outcome fails the personal shareholding test, on the date of acquisition.

The share price for the relevant measurement date will be based on the average closing share prices and the euro/sterling/US dollar exchange rates from the 60 calendar days prior to the measurement date.

Any Executive Director who leaves after the date of the new Remuneration Policy has effect will be required to maintain at least 100% of their minimum shareholding requirement for two years after leaving. ULE members are required to build a shareholding of 400% of Fixed Pay (500% for the CEO). This requirement is 250% of Fixed Pay for the ‘Top 75’ management layer below ULE.

Executive Directors’ and their connected persons’ interests in shares and share ownership

	Share ownership guideline as % of fixed pay (as at	Have guidelines been met (as at	Actual share ownership as a % of Fixed Pay (as at	Shares held as at 1 January 2020(b)		Shares held as at 31 December 2020(c)
	31 December 2020)	31 December 2020)	31 December 2020)(a)	PLC	PLC ADS	PLC	PLC ADS

CEO: Alan Jope	500%	Yes	834%	11,112	200,338	37,508	214,714

CFO: Graeme Pitkethly	400%	Yes	632%	153,890	–	144,366	–

(a)

Calculated based on the minimum shareholding requirements and methodology set out above and the headline fixed pay for the CEO and CFO as at 31 December 2020 (€1,508,000 for the CEO and €1,135,960 for the CFO).

(b)

As per 1 January 2020 Alan Jope held 11,112 Unilever N.V. shares and 151,141 Unilever NV NY shares and Graeme Pitkethly held 39,535 Unilever N.V. shares. These Unilever N.V. shares converted into Unilever PLC shares (on a one-on-one ratio) upon Unification on 29 November 2020 which is why only Unilever PLC shares are provided in this table.

(c)	PLC shares are ordinary 3 1/9p shares.

During the period between 31 December 2020 and 23 February 2021, the following changes in interests have occurred:

◾	Graeme Pitkethly purchased 6 PLC shares under the PLC ShareBuy Plan: 3 on 11 January 2021 at a share price of £44.45, and a further 3 on 8 February 2021 at a share price of £40.02; and
◾	as detailed under headings (D) on page 92, on 16 February 2021:
◾	Alan Jope acquired 7,985 PLC ADSs shares following the vesting of his 2017 MCIP award; and
◾	Graeme Pitkethly acquired 10,074 PLC shares following the vesting of his 2017 MCIP award.
◾	as detailed under headings (D) on page 91, on 17 February 2021:
◾	Graeme Pitkethly acquired 14,638 PLC shares following the vesting of his 2018 GSIP award.

The voting rights of the Directors (Executive and Non-Executive) and members of the ULE who hold interests in the share capital of PLC are the same as for other holders of the class of shares indicated. As at 23 February 2021 none of the Directors’ (Executive and Non-Executive) or other ULE members’ shareholdings amounted to more than 1% of the issued shares in that class of share. All shareholdings in the table above are beneficial. On page 68 the full share capital of PLC has been described. Page 129 and 130 set out how many shares Unilever held to satisfy the awards under the share plans.

Information in relation to outstanding share incentive awards

As at 31 December 2020, Alan Jope held awards over a total of 83,647 shares which are subject to performance conditions, and Graeme Pitkethly held awards over a total of 112,063 shares which are subject to performance conditions. There are no awards of shares without performance conditions and no awards in the form of options.

Management Co-Investment Plan

The following conditional shares were outstanding at 31 December 2020 under the MCIP:

		Balance of conditional shares at January 2020	Conditional shares awarded in 2020(a)	Balance of conditional shares at 31 December 2020

	Share type	No. of shares(b)	Performance period 1 January 2020 to 31 December 2023	Price award	Dividend shares accrued during the year(e)	Vested in 2020(f)	Price at vesting	Additional shares earned in 2020(g)	No. of shares

Alan Jope	PLC	17,050(c)	39,594	€45.27	1,589	–	–	–	58,233

	PLC ADS	24,575(c)	–		839	–	–	–	25,414

Graeme Pitkethly	PLC	57,587(d)	23,795	£40.92	2,532	–	–	–	83,914

(a)

On 24 April 2020, Alan Jope and Graeme Pitkethly each invested in the legacy MCIP the maximum value of their annual bonus earned during 2019 and paid in 2020, and received a corresponding award of 1.5x matching shares (which will vest, subject to performance, on 15 February 2024).

(b)

As per 1 January 2020 Alan Jope held 17,050 Unilever N.V. conditional shares and 24,575 Unilever NV NY conditional shares and Graeme Pitkethly held 18,959 Unilever N.V. conditional shares. These Unilever N.V. shares converted into Unilever PLC shares (on a one-on-one ratio) upon Unification on 29 November 2020 which is why only Unilever PLC shares are provided in this table.

(c)

This includes a grant of 8,607 NV NY shares made on 17 May 2017 (which vested on 16 February 2021), a grant of 14,454 NV NY shares made on 23 April 2018 (vesting on 16 February 2022) a grant of 16,668 NV shares on 23 April 2019 (vesting on 9 February 2023), and 382 NV shares and 1,514 NV NY shares from reinvested dividends accrued in prior years in respect of awards.

(d)

This includes a grant of 5,423 of each NV and PLC shares made on 17 May 2017 (vesting on 16 February 2021), a grant of 12,408 of each NV and PLC shares made on 3 May 2018 (vesting on 16 February 2022), a grant of 19,196 PLC shares on 23 April 2019 (vesting on 9 February 2023) and 1,128 NV shares and 1,601 PLC shares from reinvested dividends accrued in prior years in respect of awards.

(e)	Reflects reinvested dividend equivalents accrued during 2020 and subject to the same performance conditions as the underlying matching shares.
(f)	There was no MCIP vesting in 2020 due to the extension of the performance period following the approval of the remuneration policy in 2018.
(g)	This includes the additional shares earned and accrued dividends as result of a business performance multiplier on vesting above 100%.

96	Unilever Annual Report on Form 20-F 2020

Directors’ Remuneration Report continued

Global Share Incentive Plan

The following conditional shares vested during 2020 or were outstanding at 31 December 2020 under the GSIP:

		Balance of conditional shares at January 2020(a)	Balance of conditional shares at 31 December 2020
	Share type	No. of shares(b)	Dividend shares accrued during the year(e)	Vested in 2020(f)	Price at vesting	Additional shares earned in 2020(g)	No. of shares

Alan Jope	PLC ADS	11,689(c)	–	13,910	$60.53	2,221	–

Graeme Pitkethly	PLC	58,121(d)	927	36,769	£46.12	5,870	28,149

(a) In accordance with the remuneration policy adopted by shareholders in May 2018 no GSIP award has been granted after 2018.

(b) As per 1 January 2020 Alan Jope held 5,842 Unilever NV NY conditional shares and Graeme Pitkethly held 29,011 Unilever N.V. conditional shares. These Unilever N.V. shares converted into Unilever PLC shares (on a one-on-one ratio) upon Unification on 29 November 2020 which is why only Unilever PLC shares are provided in this table.

(c)  This includes a grant of 5,370 of each NV NY and PLC ADS shares made on 13 February 2017 (which vested on 13 February 2020), and 472 NV NY and 477 PLC ADS shares from reinvested dividends accrued in prior years in respect of awards.

(d) This includes a grant of 14,171 of each NV and PLC shares made on 13 February 2017 (which vested on 13 February 2020), a grant of 12,772 of each NV and PLC shares made on 16 February 2018 (vesting 17 February 2021), and 2,068 NV shares and 2,167 PLC shares from reinvested dividends accrued in prior years in respect of awards.

(e) Reflects reinvested dividend equivalents accrued during 2020, subject to the same performance conditions as the underlying GSIP shares.
(f) The 13 February 2017 grant vested on 13 February 2020 at 119% for both Alan Jope and Graeme Pitkethly.
(g) This includes the additional shares earned and accrued dividends as result of a business performance multiplier on vesting above 100%.

Executive Directors’ service contracts

Starting dates of our Executive Directors’ service contracts:
◾ Alan Jope: 1 January 2019 (signed on 16 December 2020); and
◾ Graeme Pitkethly: 1 October 2015 (signed on 16 December 2015).

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

www.unilever.com/remuneration-policy

Payments to former Directors

The table below shows the 2020 payments to Paul Polman in accordance with arrangements made with him upon his stepping down as CEO on 31 December 2018 and his retirement from employment with Unilever effective 2 July 2019. These arrangements were disclosed in the directors’ remuneration report in the Unilever Annual Report and Accounts 2018.

Paul Polman	(€’000)

Benefits(a)	655

GSIP 2018-2020 (pro-rated)(b)	631

MCIP 2017-2020 (pro-rated)(c)	673

Total Remuneration	1,959

(a)	This includes tax preparation fees and social security.
(b)	Actual time pro-rated GSIP vesting (46%) on 17 February 2021 of 6,860 Unilever PLC shares at a closing share price of £39.30 and 6,857 Unilever PLC shares at a closing share price of €45.81.
(c)	Actual time pro-rated MCIP vesting (59%) on 16 February 2021 of 14,622 Unilever PLC shares at a closing share price of €46.02.

There have been no other payments to former Directors nor have there been any payments for loss of office during the year.

Unilever Annual Report on Form 20-F 2020	97

Implementation of the remuneration policy for Non-Executive Directors

The current Non-Executive Director fee levels will not be changed for 2021, and we will review fee levels for 2022 during the course of the year. The table below outlines the current fee structure with fees set in euros and paid by Unilever PLC (in sterling) shown using an exchange rate of 1 pound £ = €1.2817 (rounded).

Roles and responsibilities	2021 Annual Fee €	2020 Annual Fee €

Basic Non-Executive Director Fee	108,949	108,949

Chairman (all inclusive)	833,105	833,105

Senior Independent Director (modular)	51,270	51,270

Member of Nominating and Corporate Governance Committee	19,226	19,226

Member of Compensation Committee	23,071	23,071

Member of Corporate Responsibility Committee	19,226	19,226

Member of Audit Committee	29,479	29,479

Chair of Nominating and Corporate Governance Committee	38,452	38,452

Chair of Compensation Committee	38,452	38,452

Chair of Corporate Responsibility Committee	38,452	38,452

Chair of Audit Committee	51,270	51,270

All reasonable travel and other expenses incurred by Non-Executive Directors in the course of performing their duties are considered to be business expenses and so are reimbursed. Non-Executive Directors also receive expenses relating to the attendance of their spouse or partner, when they are invited by Unilever.

Single figure of remuneration in 2020 for Non-Executive Directors

The table below shows a single figure of remuneration for each of our Non-Executive Directors, for the years 2019 and 2020.

	2020			2019
Non-Executive Director	Fees(a) €’000	Benefits(b) €’000	Total remuneration €’000	Fees(a) €’000	Benefits(b) €’000	Total remuneration €’000

Nils Andersen(c)	778	–	778	211	10	220

Laura Cha	134	–	134	121	–	121

Vittorio Colao(d)	138	–	138	139	33	172

Marijn Dekkers(e)	47	–	47	673	35	708

Judith Hartmann	129	–	129	127	19	146

Andrea Jung(f)	135	–	135	121	–	121

Susan Kilsby	129	–	129	53	–	53

Mary Ma(g)	–	–	–	81	–	81

Strive Masiyiwa(h)	138	–	138	139	–	139

Youngme Moon(i)	168	–	168	169	–	169

John Rishton(j)	150	–	150	151	16	168

Feike Sijbesma	138	–	138	139	–	139

Total	2,084	–	2,084	2,124	113	2,237

(a)

This includes fees received from Unilever for 2019 and 2020 respectively. Includes basic Non-Executive Director fee and committee chairmanship and/ or membership. Where relevant, amounts for 2019 have been translated into euros using the average exchange rate over 2019 (€1 = £0.8799). Amounts for 2020 have been translated into euros using the average exchange rate over 2020 (€1 = £0.8877).

(b)	The only benefit received relates to travel by spouses or partners where they are invited by Unilever. There was no travel by the spouses or partners in 2020 due to the Covid-19 pandemic.
(c)	Chairman and Chair of the Nominating and Corporate Governance Committee.
(d)	Chair and member of the Compensation Committee until 18 February 2021.
(e)	Retired from the Board at the May 2020 AGMs.
(f)	Chair of the Compensation Committee from 18 February 2021.
(g)	Passed away on 31 August 2019.
(h)	Chair of the Corporate Responsibility Committee.
(i)	Senior Independent Director.
(j)	Chair of the Audit Committee.

We do not grant our Non-Executive Directors any personal loans or guarantees or any variable remuneration, nor are they entitled to any severance payments.

98	Unilever Annual Report on Form 20-F 2020

Directors’ Remuneration Report continued

Percentage change in remuneration of Non-Executive Directors

The table below shows the five-year history year-on-year percentage change for fees and other benefits for the current Non-Executive Directors.

	Total Remuneration(a)

Non-Executive Director	% change from 2019 to 2020	% change from 2018 to 2019	% change from 2017 to 2018	% change from 2016 to 2017	% change from 2015 to 2016	% change from 2014 to 2015

Nils Andersen	253.9%	69.2%	16.1%	-12.5%	62.0%	–

Laura Cha	10.8%	5.2%	7.5%	-10.1%	-2.5%	20.8%

Vittorio Colao(b)	-19.9%	35.4%	23.3%	-3.7%	87.7%	–

Marijn Dekkers	-93.3%	-6.5%	2.3%	42.6%	–	–

Judith Hartmann	-11.4%	14.1%	14.3%	-8.2%	52.5%	–

Andrea Jung	11.8%	51.3%	–	–	–	–

Susan Kilsby	144.0%	–	–	–	–	–

Strive Masiyiwa	-0.9%	6.1%	18.0%	56.3%	–	–

Youngme Moon	-0.8%	15.0%	42.7%	45.1%	–	–

John Rishton	-10.9%	17.5%	12.6%	-9.3%	5.3%	24.3%

Feike Sijbesma	-0.9%	3.0%	6.3%	-3.8%	3.9%	693.8%

(a)

Non-Executive Directors receive an annual fixed fee and do not receive any Company performance-related payment. Therefore, the year-on-year % changes are mainly due to changes in committee chair or memberships, mid-year appointments of Non-Executive Directors, fee increases as disclosed in earlier directors’ remuneration reports and changes in the average sterling: euro exchange rates. Susan Kilsby joined Unilever in August 2019 and therefore her change from 2019 to 2020 shows a larger percentage change than for a usual mid year joiner. Marijn Dekkers stepped down as Chairman in November 2019 and retired in April 2020, and was succeeded by Nils Andersen, hence his larger percentage increase from 2019 to 2020. Feike Sijbesma joined Unilever in November 2014 and therefore his change from 2014 to 2015 shows a larger % change than for a usual mid-year joiner.

(b)	Stepped down as Director on 18 February 2021.

Non-Executive Directors’ interests in shares

Non-Executive Directors are encouraged to build up a personal shareholding of at least 100% of their annual fees over the five years from appointment. The table shows the interests in Unilever N.V. and Unilever PLC ordinary shares as at 1 January 2020 and Unilever PLC ordinary shares as at 31 December 2020, as result of Unification on 29 November 2020, of Non-Executive Directors and their connected persons. This is set against the minimum shareholding recommendation. There has been no change in these interests between 31 December 2020 and 23 February 2021 (other than Susan Kilsby, who bought 1,000 PLC shares on 8 February 2021 at a share price of £40.03 and John Rishton, who bought 1,256 PLC shares on 9 February 2021 at a share price of £39.51).

Non-Executive Director	Share type	Shares held at 31 December 2020	Share type	Shares held at 1 January 2020	Actual share ownership as a % of NED fees (as at 31 December 2020)

Nils Andersen	PLC	21,014	NV	21,014	131%

Laura Cha	PLC	3,518	NV	2,660	128%

			PLC	858

Vittorio Colao(a)	PLC	5,600	NV	5,600	198%

Marijn Dekkers(b)	PLC ADS	20,000	NV NY	20,000	2,089%

Judith Hartmann	PLC	2,500	NV	2,500	94%

Andrea Jung	PLC	4,576	NV	4,576	165%

Susan Kilsby	PLC	1,250	PLC	–	47%

Strive Masiyiwa	PLC	1,130	PLC	1,130	40%

Youngme Moon	PLC ADS	3,500	NV NY	3,500	102%

John Rishton	PLC	5,340	NV	3,340	173%

			PLC	2,000

Feike Sijbesma	PLC	10,000	NV	10,000	353%

(a)	Stepped down as Director on 18 February 2021.
(b)	Shares held at 30 April 2020.

Unilever Annual Report on Form 20-F 2020	99

Non-Executive Directors’ letters of appointment

All Non-Executive Directors were reappointed to the Boards at the 2020 AGMs.

Non-Executive Director	Date first appointed to the Boards	Effective date of current appointment(a)

Nils Andersen	30 April 2015	30 April 2020

Laura Cha	15 May 2013	30 April 2020

Vittorio Colao	1 July 2015	30 April 2020

Marijn Dekkers	21 April 2016	n/a

Judith Hartmann	30 April 2015	30 April 2020

Andrea Jung	3 May 2018	30 April 2020

Susan Kilsby	1 August 2019	30 April 2020

Strive Masiyiwa	21 April 2016	30 April 2020

Youngme Moon	21 April 2016	30 April 2020

John Rishton	15 May 2013	30 April 2020

Feike Sijbesma	1 November 2014	30 April 2020

(a)

Apart from Vittorio Colao who stepped down as a Director on 18 February 2021, the unexpired term for all Non-Executive Directors’ letters of appointment is the period up to the 2021 AGM, as they all, unless they are retiring, submit themselves for annual reappointment. Letters of appointment were amended in November and December 2020 to reflect Unification.

Other disclosures related to Directors’ remuneration

Unilever regularly looks at pay ratios throughout the company, and the pay ratio between each work level, and we have disclosed this for a number of years. The table below provides a detailed breakdown of the fixed and variable pay elements for each of our UK and Dutch work levels, showing how each work level compares to the CEO and CFO in 2020 (with equivalent figures from 2019 included for comparison purposes). Going forward we will disclose this compared to UK work levels.

CEO/CFO Pay Ratio Comparison (split by fixed/variable pay)

Figures for the CEO and CFO are calculated using the data from the Executive Directors’ single figure table on page 90. Accordingly, the year-on-year comparison reflects the significant drop in total compensation for the Executive Directors in 2020. This has been the result of the lower performance outcomes on bonus and long-term incentives, as well as the ending of the legacy GSIP. The numbers are further impacted by fluctuation in the exchange rates used to convert pay elements denominated in pounds sterling to euros for reporting purposes in 2019. From 2019 the CEO and CFO fixed pay is paid in euros. Where relevant, amounts for 2019 have been translated using the average exchange rate over 2019 (€1 = £0.8799), and amounts for 2020 have been translated using the average exchange rate over 2020 (€1 = £0.8877).

Annual bonus and long-term incentives (MCIP) for the UK and Dutch employees were not calculated following the statutory method for single figure pay. Instead, variable pay figures were calculated using:

◾	target annual bonus values multiplied by the actual bonus performance ratio for the respective year (disregarding personal performance multipliers, which equal out across the population as a whole); and
◾	MCIP values calculated at an appropriate average for the relevant Work Level of employees, i.e. an average 45% investment of bonus for WL3 employees; 60% for WL4-5 employees; and 100% for WL6 employees, mulitplied by the actual MCIP business performance ratio.

Fixed pay figures reflect all elements of pay (including allowances) and benefits paid in cash.

100	Unilever Annual Report on Form 20-F 2020

Directors’ Remuneration Report continued

CEO pay ratio comparison

The table below is included to meet UK requirements and shows how pay for the CEO compares to our UK employees at the 25th percentile, median and 75th percentile.

Year		25th Percentile	Median Percentile	75th Percentile	Mean Pay Ratio

Year ended 31 December 2020	Salary:	£34,298	£41,010	£55,000

	Pay and benefits:	£45,713	£55,751	£80,670

	Pay ratio (Option A):	67	55	38	50

Year ended 31 December 2019	Salary:	£38,510	£45,154	£59,988

	Pay and benefits (excluding pension):	£50,689	£61,086	£87,982

	Pay ratio (Option A):	83	69	48	51

Figures for the CEO are calculated using the data from the Executive Directors’ single figure table on page 90 translated into sterling using the average exchange rate over 2020 (€1 = £0.8877).

Option A was used to calculate the pay and benefits (including pension) of the 25th percentile, median and 75th percentile UK employees because the data was readily available for all UK employees of the group and Option A is the most accurate method (as it is based on total full-time equivalent total reward for all UK employees for the relevant financial year). Figures are calculated by reference to 31 December 2020, and the respective salary and pay and benefits figures for each quartile are set out in the table above. Full-time equivalent figures are calculated on a pro-rated basis.

Variable pay figures for the UK employees are calculated on the basis set out in the paragraph for other work levels below the ‘CEO/CFO pay ratio comparison’ table. The reason for this is it would be unduly onerous to recalculate these figures when, based on a sample, the impact of such recalculation is expected to be minimal.

Year-on-year comparisons reflects the lowering incentive performance outcomes in 2020. For the overall UK employee calculation salary has increased by approximately 1.29% (despite the lowering of performance outcomes and changes in FTE’s), which is aligned to our defined peer group at the 50th percentile (market median), that we benchmark against on a yearly basis.

Additionally, in the UK we are required to show additional disclosures on the rates of change in pay year on year. The pay ratios set out above are more meaningful as they compare to the pay of all of our UK employees. By contrast, the UK regulations require us to show the percentages below based on employees of our PLC top company only, which forms a relatively small proportion of our total UK workforce. So, whilst operationally we may pay greater attention to our internal pay ratios (included above in the ‘CEO/CFO pay ratio comparison’ table), these new required figures are as follows:

Percentage change in remuneration of Executive Directors (CEO/CFO)

The table below shows the five-year history year-on-year percentage change for fixed pay, other benefits (excluding pension) and bonus for the CEO, CFO and PLC’s employees (based on total full-time equivalent total reward for the relevant financial year) pursuant to UK requirements. The respective changes in percentages in fees for our Non-Executive Directors are included in the table ‘Percentage change in remuneration of Non-Executive Directors’ on page 98.

		Fixed pay	Other benefits (not including pension)	Bonus
% change from 2019 to 2020	CEO(a)(b)	4.0%	36.6%	-39.1%

	CFO(a)(c)	3.0%	40.7%	-39.7%

	PLC employees(d)	1.7%	30.2%	-3.0%
% change from 2018 to 2019	CEO(a)(b)	-9.5%	-92.3%	-7.4%

	CFO(a)	4.2%	4.8%	7.9%

	PLC employees(d)	15.0%	-5.2%	9.7%
% change from 2017 to 2018	CEO(a)	11.3%	-19.2%	-16.5%

	CFO(a)	8.2%	8.3%	-10.5%

	PLC employees(d)	8.4%	-5.0%	-3.9%
% change from 2016 to 2017	CEO(a)	-6.9%	5.0%	0.8%

	CFO(a)	-2.2%	-5.5%	21.1%

	PLC employees(d)	-6.8%	-7.0%	14.5%
% change from 2015 to 2016	CEO(a)	-11.0%	-5.1%	-11.0%

	CFO(a)(c)	-30.8%	-32.2%	14.3%

	PLC employees(d)	10.1%	19.1%	16.6%
% change from 2014 to 2015	CEO(a)	11.3%	14.5%	55.8%

	CFO(a)(c)	-16.6%	-27.6%	4.4%

	PLC employees(d)	0.3%	20.7%	79.0%

(a) Calculated using the data from the Executive Directors’ single figure table on page 90 (for information on exchange rates please see the footnotes in that table).

(b) As result of a lower differentiation factor for the bonus in 2020, the Bonus from 2019 to 2020 decreased compared to prior years. As at 1 January 2020 the tax gross-up has been added in the cost instead of in base salary and therefore the Other Benefits increased from 2019 to 2020 compared to prior years. As at 1 January 2019 Alan Jope succeeded Paul Polman as CEO and therefore the CEO remuneration from 2018 to 2019 decreased compared to prior years as Alan Jope’s Fixed Pay was set at a level lower than Paul Polman’s.

(c)  As result of a lower differentiation factor for the bonus in 2020, the Bonus from 2019 to 2020 decreased compared to prior years. As at 1 January 2020 the tax gross-up has been added in the cost instead of in base salary and therefore the Other Benefits increased from 2019 to 2020 compared to prior years. As at October 2015 Jean-Marc Huet stepped down as CFO and therefore the figures only include ten months for 2015. Graeme Pitkethly succeeded Jean-Marc Huet as an Executive Director as per 21 April 2016, although he assumed the role of CFO as from October 2015. As a result the figure for 2016 include payments from May 2016 onwards. The CFO remuneration from 2015 to 2016 therefore decreased, which was also due to Graeme Pitkethly’s Fixed Pay being set at a level lower than Jean-Marc Huet’s. In 2013 the CFO received a one-off payment for the loss and costs on the sale of his house, as agreed upon his recruitment. Consequently, ‘other benefits’ decreased from 2014 to 2013.

(d) For the PLC employees, fixed pay numbers have been restated to include cash-related benefits employees receive as part of their total compensation, to ensure we can accurately compare fixed pay for them against that of the CEO and CFO. Figures are also affected by changes in the average sterling: euro exchange rates.

Unilever Annual Report on Form 20-F 2020	101

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

In calculating underlying profit attributable to shareholders, net profit attributable to shareholders is adjusted to eliminate the post-tax impact of non-underlying items in operating profit and any other significant unusual terms within net profit but not operating profit (see note 7 on page 133 for details).

CEO single figure ten-year history

The table below shows the ten-year history of the CEO single figure of total remuneration:

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020

CEO single figure of total remuneration (€‘000)	6,010	7,852	7,740	9,561	10,296	8,370	11,661	11,726	4,894	3,447

Annual bonus award rates against maximum opportunity	68%	100%	78%	66%	92%	92%	100%	51%	55%	32%

GSIP performance shares vesting rates against maximum opportunity	44%	55%	64%	61%	49%	35%	74%	66%	60%	n/a

MCIP matching shares vesting rates against maximum opportunity	n/a	n/a	n/a	81%	65%	47%	99%	88%	n/a	42%

102	Unilever Annual Report on Form 20-F 2020

Directors’ Remuneration Report continued

Ten-year historical Total Shareholder Return (TSR) performance

The graph below includes growth in the value of a hypothetical £100 investment over ten years’ FTSE 100 comparison based on 30-trading-day average values.

The table below shows Unilever’s performance against the FTSE 100 Index, which is the most relevant index in the UK where we have our principal listing. Unilever is a constituent of this index.

Ten-year historical TSR performance

Serving as a non-executive on the board of another company

Unilever recognises the benefit to the individual and the Group of senior executives acting as directors of other companies in terms of broadening Directors’ knowledge and experience, but the number of outside directorships of listed companies is generally limited to one per Executive Director. The remuneration and fees earned from that particular outside listed directorship may be retained (see ‘Independence and Conflicts’ on page 62 for further details).

For the reason above, Graeme Pitkethly is permitted to be a Non-Executive Director of Pearson PLC since 1 May 2019. In 2020 he received an annual fee of €104,014 (£92,333) (2019: €64,969 (£57,166)) (of which 25% was in accordance with Pearson’s remuneration policy delivered in Pearson shares) based on an average exchange rate over 2020 of €1 = £0.8877. Figures for 2019 have been translated in euros based on an average exchange rate over 2019 of €1 = £0.8799.

The Compensation Committee

During 2020, the Committee met seven times and its activities included: determining the 2019 annual bonus outcome; determining vesting of the GSIP awards for the CEO, CFO and the ULE; approving the 2019 directors’ remuneration report; setting the 2020 annual bonus and MCIP 2020-2023 performance measures and targets; reviewing fixed pay for the CEO and CFO and fees for the Non-Executive Directors; tracking external developments and assessing their impact on Unilever’s remuneration policy and its implementation, in particular in Covid-19 context; review of the remuneration policy, underlying reward principles and proposed changes to the Remuneration Policy, including extensive consultation with investors and proxy agencies (see page 77 of the Committee’s Chair letter), workforce pay, including pay philosophy and pay positioning, review of gender pay gap data, and progress on the Fair Compensation Framework.

The Committee operates within its terms of reference which were last updated on 29 November 2020. The Committee’s revised terms of reference are contained within ‘The Governance of Unilever’, and are also set out on our website.

  www.unilever.com/investor-relations/agm-and-corporate-governance/

As part of the Board evaluation carried out in 2020, the Boards evaluated the performance of the Committee. The Committee also carried out an assessment of its own performance in 2020. Overall the Committee members concluded that the Committee is performing effectively. The Committee has agreed to further enhance its effectiveness by continuing to closely monitor (regulatory) developments and trends in the executive remuneration landscape to gain insights of stakeholders’ views.

Unilever Annual Report on Form 20-F 2020	103

Advisers

While it is the Committee’s responsibility to exercise independent judgement, the Committee does request advice from management and professional advisers, as appropriate, to ensure that its decisions are fully informed given the internal and external environment.

Tom Gosling and Fiona Camenzuli of PricewaterhouseCoopers (PwC) provided the Committee with independent advice on various matters it considered. During 2020, the wider PwC firm has also provided tax and consultancy services to Unilever including tax compliance, transfer pricing, other tax-related services, managed legal services, internal audit advice and secondees, third-party risk and compliance advice, cyber security advice, sustainability assurance and consulting and merger and acquisition support. PwC is a member of the Remuneration Consultants Group and, as such, voluntarily operates under the code of conduct in relation to executive remuneration consulting in the UK, which is available online.

 www.remunerationconsultantsgroup.com (Code of Conduct: Executive Remuneration Consulting)

The Committee is satisfied that the PwC engagement partner and team, which provide remuneration advice to the Committee, do not have connections with PLC that might impair their independence. The Committee reviewed the potential for conflicts of interest and judged that there were appropriate safeguards against such conflicts. The fees paid to PwC in relation to advice provided to the Committee in the year to 31 December 2020 were £196,000. This figure is calculated based on time spent and expenses incurred for the majority of advice provided, but on occasion for specific projects a fixed fee may be agreed.

During the year, the Committee also sought input from the CEO (Alan Jope), the Chief Human Resources Officer (Leena Nair) and the VP Global Head of Reward (Constantina Tribou) on various subjects including the remuneration of senior management. No individual Executive Director was present when their own remuneration was being determined to ensure a conflict of interest did not arise, although the Committee has separately sought and obtained Executive Directors’ own views when determining the amount and structure of their remuneration before recommending individual packages to the Boards for approval. The Committee also received legal and governance advice from the Chief Legal Officer and Group Secretary (Ritva Sotamaa) and the Chief Counsel Executive Compensation & Employment (Margot Fransen).

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

Voting outcome (% of votes)		For	Against	Witheld

2019 Directors’ remuneration report (2020 AGM) (excluding the Directors’ remuneration policy)	PLC	95.51%	4.49%	12,833,255

2019 Directors’ remuneration report (2020 AGM) (excluding the Directors’ remuneration policy)	NV	96.44%	3.56%	1,139,351

2017 Directors’ remuneration policy (2018 AGM)	PLC	64.19%	35.81%	38,734,868

2017 Directors’ remuneration policy (2018 AGM)	NV	73.06%	26.94%	15,018,135

The Directors’ Remuneration Report has been approved by the Board, and signed on their behalf by Ritva Sotamaa, Chief Legal Officer and Group Secretary.

104	Unilever Annual Report on Form 20-F 2020

Financial Statements

Statement of Directors’ responsibilities

Annual accounts

The Directors are responsible for preparing the Annual Report and Accounts in accordance with applicable law and regulations. The Directors are also required by the UK Companies Act 2006 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Unilever Group as at the end of the financial year and of the profit or loss and cash flows for that year.

The Directors consider that, in preparing the accounts, the Group have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all International Financial Reporting Standards as adopted by the EU and as issued by the International Accounting Standards Board, which they consider to be applicable have been followed.

The Directors have responsibility for ensuring that the Group keep accounting records which disclose with reasonable accuracy their financial position and which enable the Directors to ensure that the accounts comply with all relevant legislation. They also have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group, and to prevent and detect fraud and other irregularities.

This statement, which should be read in conjunction with the Report of Independent Registered Public Accounting Firm is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the accounts.

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

Directors’ responsibility statement

Each of the Directors confirms that, to the best of his or her knowledge:

◾	The Unilever Annual Report and Accounts 2020, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Group’s position and performance, business model and strategy;
◾	The financial statements which have been prepared in accordance with International Financial Reporting Standards as adopted by the EU and as issued by the International Accounting Standards Board give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group and the undertakings included in the consolidation taken as a whole; and
◾	The Strategic Report includes a fair review of the development and performance of the business and the position of the Group and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

The Directors and their roles are listed on pages 64 to 65.

Going concern

The activities of the Group, together with the factors likely to affect its future development, performance, the financial position of the Group, its cash flows, liquidity position and borrowing facilities are described on pages 1 to 43. In addition, we describe in notes 15 to 18 on pages 143 to 160 the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities and its exposures to credit and liquidity risk. Although not assessed over the same period as going concern, the viability of the Group has been assessed on page 45.

The Group has considerable financial resources together with established business relationships with many customers and suppliers in countries throughout the world. As a consequence, the Directors believe that the Group is well placed to manage its business risks successfully for at least twelve months from the date of approval of the financial statements despite the current uncertain outlook.

After making enquiries, the Directors consider it appropriate to adopt the going concern basis of accounting in preparing this Annual Report and Accounts.

Internal and disclosure controls and procedures

Please refer to pages 46 to 50 for a discussion of Unilever’s principal risk factors and to pages 44 to 50 for commentary on the Group’s approach to risk management and control.

Unilever Annual Report on Form 20-F 2020	105

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Unilever PLC:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Unilever PLC (and subsidiaries) (‘the Company’ or ‘Unilever Group’) as of 31 December 2020 and 2019, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended 31 December 2020, and the related notes (collectively, the Consolidated Financial Statements). We also have audited the Company’s internal control over financial reporting as of 31 December 2020, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three-year period ended 31 December 2020, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union (IFRS as adopted by the EU). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2020, based on criteria established in Internal Control -Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company acquired Main Horlicks Acquisition, Horlicks Bangladesh, Liquid IV and SmartyPants on 1 April 2020, 30 June 2020, 1 October 2020, and 23 December 2020 respectively, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of 31 December 2020 Main Horlicks Acquisition, Horlicks Bangladesh, Liquid IV and SmartyPants’s internal control over financial reporting associated with approximately 11% of the Unilever Group’s total assets (of which 10 % represented goodwill and intangible assets acquired) and approximately 1% of the Company’s turnover included in the Consolidated Financial Statements of the Company as of and for the year ended 31 December 2020. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Main Horlicks Acquisition, Horlicks Bangladesh, Liquid IV and SmartyPants.

Basis for Opinions

The Company’s management is responsible for these Consolidated Financial Statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s Consolidated Financial Statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Indirect tax contingent liabilities in Brazil

As discussed in note 20 to the Consolidated Financial Statements, the Brazil indirect tax contingent liability related to a 2001 corporate reorganisation was €2,040 million as of 31 December 2020. In Brazil, there is a high degree of complexity involved in the local indirect tax regimes (both state and federal), related to certain corporate reorganisations.

We identified the assessment of indirect tax contingent liabilities in Brazil related to a 2001 corporate reorganisation as a critical audit matter. Due to the complex nature of the Brazilian local tax regimes and jurisprudence, there is a high degree of judgement applied by the Group with respect to this matter, which given the high degree of estimation uncertainty has a particularly wide potential extent of possible outcomes. Complex auditor’s judgement and specialised skills were also required in assessing the outcome of investigations by the authorities, if a liability exists, and in making an estimate of any economic outflows.

106	Unilever Annual Report on Form 20-F 2020

Report of Independent Registered Public Accounting Firm continued

The following are the primary procedures we performed to address this critical audit matter:

◾	We evaluated the design and tested the operating effectiveness of certain internal controls related to the indirect tax process including controls around the assessment of the outcome of investigations if a liability exists, and the quantification of the potential economic outflow.
◾	We involved local indirect tax professionals with specialised skills and knowledge, who assisted in:
◾	assessing the appropriateness of the contingent liabilities compared to the nature of the exposures, applicable regulations and related correspondence with the tax authorities.
◾	assessing the impact of historical and recent judgements passed by the court authorities in considering any legal precedent or case law by inquiring of the Group’s external lawyers and inspection of relevant information.
◾	We inspected legal opinions from third party lawyers and obtained formal confirmations from the Group’s external lawyers and, where relevant, compared to the underlying exposure.

Uncertain direct tax transfer pricing provisions

As discussed in note 6 and note 20 to the Consolidated Financial Statements, the uncertain direct tax provisions was €879 million as of 31 December 2020, a portion of which related to transfer pricing. The Group has extensive international operations and is operating in a number of tax jurisdictions, each with its own taxation regime. The laws and regulations for transfer pricing in each jurisdiction are open to different interpretations by taxpayers and tax authorities and require judgement in the interpretation thereof. Judgements are made by the Group with respect to interpretations of the tax legislation and in assessing the potential outcome of investigations by the authorities, and if a liability exists.

We identified the assessment of uncertain direct tax transfer pricing provisions as a critical audit matter. Due to the complex nature of transfer pricing across multiple jurisdictions, there is judgement applied by the Group with respect to interpretations of the tax legislation, to assess the potential outcome of investigations by the authorities, and if a liability exists. Complex auditor’s judgement and specialised skills were also required in assessing the interpretations of the tax legislation, the potential outcome of investigations by the authorities and if a liability exists.

The following are the primary procedures we performed to address this critical audit matter:

◾	We evaluated the design and tested the operating effectiveness of certain controls related to the income tax process including controls around the assessment of the potential outcome of investigations, interpretations of the tax legislation and if a liability exists
◾	We involved tax professionals with specialised skills and knowledge, who assisted in:
◾	assessing the relevant changes to the business during the year and the corresponding impact of any changes to the transfer pricing models for compliance with applicable laws and regulations; and
◾	evaluating a selection of uncertain tax positions using our own expectations based on our knowledge of the Group, considering relevant judgements passed and investigations by authorities to assess the potential exposures and if a liability exists; and
◾	reading the settlement agreements with the relevant tax authorities and assessing the reasonableness of corresponding adjustments.

Valuation of Horlicks brand acquired from GlaxoSmithKline plc (‘GSK’)

As discussed in Note 1 and Note 21 to the Consolidated Financial Statements, on 1 April 2020, the Group acquired the GlaxoSmithKline plc Health Food Drinks portfolio in India and 20 other predominantly Asian markets. The fair value of the acquired intangibles was €3.3 billion as of the acquisition date, a portion of which related to the Horlicks brand. The Group recorded the fair value of the Horlicks brand based on the expected cashflows of the brand.

We identified the assessment of the fair value measurement of the Horlicks brand acquired from GSK as a critical audit matter. Significant judgements were made by the Group in determining the revenue growth rate and the discount rate used to develop the fair value of the Horlicks brand. Complex auditor’s judgement and specialised skills were also required in evaluating these assumptions. Minor changes to these assumptions could have had a significant impact on the valuation of the Horlicks brand.

The following are the primary procedures we performed to address this critical audit matter:

◾	We evaluated the design and tested the operating effectiveness of certain internal controls related to the Group’s valuation process in relation to the Horlicks brand, including controls over the revenue growth and the discount rate.
◾	We evaluated the revenue growth for the Horlicks brand by comparing it to historical actual revenues and external industry growth rates.
◾	In addition, we involved valuation professionals with specialised skills and knowledge, who assisted in evaluating the discount rate applied by the Group by comparing it to a range of rates that were independently developed using publicly available market indices and market data for comparable entities.

/s/ KPMG LLP

London, United Kingdom

We have served as the Company’s auditor since 2014.

3 March 2021

Unilever Annual Report on Form 20-F 2020	107

THIS PAGE INTENTIONALLY LEFT BLANK

108	Unilever Annual Report on Form 20-F 2020

THIS PAGE INTENTIONALLY LEFT BLANK

Unilever Annual Report on Form 20-F 2020	109

THIS PAGE INTENTIONALLY LEFT BLANK

110	Unilever Annual Report on Form 20-F 2020

THIS PAGE INTENTIONALLY LEFT BLANK

Unilever Annual Report on Form 20-F 2020	111

THIS PAGE INTENTIONALLY LEFT BLANK

112	Unilever Annual Report on Form 20-F 2020

Consolidated Financial Statements

Unilever Group

Consolidated income statement

for the year ended 31 December

	Notes	€ million 2020	€ million 2019	€ million 2018

Turnover	2	50,724	51,980	50,982

Operating profit	2	8,303	8,708	12,639

Which includes non-underlying item credits/(charges) of	3	(1,064)	(1,239)	3,176

Net finance costs	5	(505)	(627)	(608)

Pensions and similar obligations		(9)	(30)	(25)

Finance income		232	224	135

Finance costs		(728)	(821)	(718)

Which includes non-underlying costs of	3	(56)	–	–

Non-underlying item net monetary gain/(loss) arising from hyperinflationary economies	1,3	20	32	122

Share of net profit/(loss) of joint ventures and associates	11	175	176	185

Which includes non-underlying item credits/(charges) of	3	–	3	32

Other income/(loss) from non-current investments and associates		3	–	22

Profit before taxation		7,996	8,289	12,360

Taxation	6A	(1,923)	(2,263)	(2,572)

Which includes tax impact of non-underlying items of	3	126	113	(288)

Net profit		6,073	6,026	9,788

Attributable to:

Non-controlling interests		492	401	419

Shareholders’ equity		5,581	5,625	9,369

Combined earnings per share	7

Basic earnings per share (€)		2.13	2.15	3.49

Diluted earnings per share (€)		2.12	2.14	3.48

Consolidated statement of comprehensive income for the year ended 31 December
	Notes	€ million 2020	€ million 2019	€ million 2018

Net profit		6,073	6,026	9,788

Other comprehensive income	6C

Items that will not be reclassified to profit or loss, net of tax:

Gains/(losses) on equity instruments measured at fair value through other comprehensive income		78	29	51

Remeasurement of defined benefit pension plans	15B	215	353	(328)

Items that may be reclassified subsequently to profit or loss, net of tax:

Gains/(losses) on cash flow hedges		60	176	(55)

Currency retranslation gains/(losses)	15B	(2,590)	(15)	(839)

Total comprehensive income		3,836	6,569	8,617

Attributable to:

Non-controlling interests		286	407	407

Shareholders’ equity		3,550	6,162	8,210

Note references in the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated balance sheet and consolidated cash flow statement relate to notes on pages 116 to 167, which form an integral part of the consolidated financial statements.

Unilever Annual Report on Form 20-F 2020	113

Consolidated statement of changes in equity

for the year ended 31 December

Consolidated statement of changes in equity	€ million Called up share capital	€ million Share premium account	€ million Unifi- cation reserve	€ million Other reserves	€ million Retained profit	€ million Total	€ million Non- controlling interests	€ million Total equity

31 December 2017	484	130	–	(13,587)	26,413	13,440	758	14,198

Hyperinflation restatement to 1 January 2018	–	–	–	–	393	393	–	393

1 January 2018 (restated)	484	130	–	(13,587)	26,806	13,833	758	14,591

Profit or loss for the period	–	–	–	–	9,369	9,369	419	9,788

Other comprehensive income, net of tax:

Gains/(losses) on

Equity instruments	–	–	–	51	–	51	–	51

Cash flow hedges	–	–	–	(56)	–	(56)	1	(55)

Remeasurement of defined benefit pension plans	–	–	–	–	(330)	(330)	2	(328)

Currency retranslation gains/(losses)	–	–	–	(814)	(10)	(824)	(15)	(839)

Total comprehensive income	–	–	–	(819)	9,029	8,210	407	8,617

Dividends on ordinary capital	–	–	–	–	(4,081)	(4,081)	–	(4,081)

Repurchase of shares(a)	–	–	–	(6,020)	–	(6,020)	–	(6,020)

Cancellation of treasury shares(b)	(20)	–	–	5,069	(5,049)	–	–	–

Other movements in treasury shares(c)	–	–	–	(8)	(245)	(253)	–	(253)

Share-based payment credit(d)	–	–	–	–	196	196	–	196

Dividends paid to non-controlling interests	–	–	–	–	–	–	(342)	(342)

Currency retranslation gains/(losses) net of tax	–	(1)	–	–	–	(1)	–	(1)

Hedging gain/(loss) transferred to non-financial assets	–	–	–	71	–	71	–	71

Other movements in equity(e)	–	–	–	76	(634)	(558)	(103)	(661)

31 December 2018	464	129	–	(15,218)	26,022	11,397	720	12,117

Impact of adopting IFRIC 23	–	–	–	–	(38)	(38)	–	(38)

1 January 2019 (restated)	464	129	–	(15,218)	25,984	11,359	720	12,079

Profit or loss for the period	–	–	–	–	5,625	5,625	401	6,026

Other comprehensive income, net of tax:

Gains/(losses) on

Equity instruments	–	–	–	25	–	25	4	29

Cash flow hedges	–	–	–	176	–	176	–	176

Remeasurement of defined benefit pension plans	–	–	–	–	352	352	1	353

Currency retranslation gains/(losses)	–	–	–	(18)	2	(16)	1	(15)

Total comprehensive income	–	–	–	183	5,979	6,162	407	6,569

Dividends on ordinary capital	–	–	–	–	(4,223)	(4,223)	–	(4,223)

Cancellation of treasury shares(b)	(44)	–	–	9,416	(9,372)	–	–	–

Other movements in treasury shares(c)	–	–	–	64	(231)	(167)	–	(167)

Share-based payment credit(d)	–	–	–	–	151	151	–	151

Dividends paid to non-controlling interests	–	–	–	–	–	–	(435)	(435)

Currency retranslation gains/(losses) net of tax	–	5	–	–	–	5	–	5

Hedging gain/(loss) transferred to non-financial assets	–	–	–	32	–	32	–	32

Other movements in equity	–	–	–	(51)	(76)	(127)	2	(125)

31 December 2019	420	134	–	(5,574)	18,212	13,192	694	13,886

Profit or loss for the period	–	–	–	–	5,581	5,581	492	6,073

Other comprehensive income, net of tax:

Gains/(losses) on

Equity instruments	–	–	–	68	–	68	10	78

Cash flow hedges	–	–	–	62	–	62	(2)	60

Remeasurement of defined benefit pension plans	–	–	–	–	217	217	(2)	215

Currency retranslation gains/(losses)	–	–	–	(2,356)	(22)	(2,378)	(212)	(2,590)

Total comprehensive income	–	–	–	(2,226)	5,776	3,550	286	3,836

Dividends on ordinary capital	–	–	–	–	(4,300)	(4,300)	–	(4,300)

Issue of PLC ordinary shares as part of Unification(f)	51	–	–	–	(51)	–	–	–

Cancellation of NV ordinary shares as part of Unification(f)	(233)	(20)	–	–	253	–	–	–

Other effects of Unification(g)	(146)	73,364	(73,364)	132	14	–	–	–

Movements in treasury shares(c)	–	–	–	220	(158)	62	–	62

Share-based payment credit(d)	–	–	–	–	108	108	–	108

Dividends paid to non-controlling interests	–	–	–	–	–	–	(559)	(559)

Currency retranslation gains/(losses) net of tax	–	(6)	–	–	–	(6)	–	(6)

Hedging gain/(loss) transferred to non-financial assets	–	–	–	10	–	10	2	12

Net gain arising from Horlicks acquisition(h)	–	–	–	–	2,930	2,930	1,918	4,848

Other movements in equity(e)	–	–	–	(44)	(236)	(280)	48	(232)

31 December 2020	92	73,472	(73,364)	(7,482)	22,548	15,266	2,389	17,655

(a)	Repurchase of shares reflects the cost of acquiring ordinary shares as part of the share buyback programmes announced on 19 April 2018 and 6 April 2017.
(b)	During 2019, 254,012,896 NV ordinary shares and 18,660,634 PLC ordinary shares were cancelled and in 2018 122,965,077 PLC ordinary shares were cancelled. The amount paid to repurchase these shares was initially recognised in other reserves and is transferred to retained profit on cancellation.
(c)	Includes purchases and sales of treasury shares, and transfer from treasury shares to retained profit of share-settled schemes arising from prior years and differences between exercise and grant price of share options.
(d)	The share-based payment credit relates to the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.
(e)	2020 includes €163 million paid for purchase of the non-controlling interest in Unilever Malaysia. 2018 includes a €662 million premium paid for purchase of the non-controlling interest in Unilever South Africa from Remgro.
(f)	As part of Unification (see note 1 for further details), the shareholders of NV were issued new PLC ordinary shares, and all NV shares in issue were cancelled. The net impact is recognised in retained profit.
(g)	Includes the reduction of PLC’s share capital following the cessation of the Equalisation Agreement. Prior to Unification, a conversion rate of £1= €5.143 was used in accordance with the Equalisation Agreement to translate PLC’s share capital. Following Unification, PLC’s share capital has been translated using the exchange rate at the date of Unification. To reflect the legal share capital of the PLC company, an increase to share premium of €73,364 million and a debit unification reserve for the same amount have been recorded as there is no change in the net assets of the group. This debit is not a loss as a matter of law.
(h)	Consideration for the Main Horlicks Acquisition included the issuance of shares in a group subsidiary, Hindustan Unilever Limited, which resulted in a net gain being recognised within equity. See note 21 for further details.

114	Unilever Annual Report on Form 20-F 2020

Consolidated Financial Statements Unilever Group continued

Consolidated balance sheet

for the year ended 31 December

	Notes	€ million 2020	€ million 2019

Assets

Non-current assets

Goodwill	9	18,942	18,067

Intangible assets	9	15,999	12,962

Property, plant and equipment	10	10,558	12,062

Pension asset for funded schemes in surplus	4B	2,722	2,422

Deferred tax assets	6B	1,474	1,336

Financial assets	17A	876	874

Other non-current assets	11	931	653

		51,502	48,376

Current assets

Inventories	12	4,462	4,164

Trade and other current receivables	13	4,939	6,695

Current tax assets		372	397

Cash and cash equivalents	17A	5,548	4,185

Other financial assets	17A	808	907

Assets held for sale	22	28	82

		16,157	16,430

Total assets		67,659	64,806

Liabilities

Current liabilities

Financial liabilities	15C	4,461	4,691

Trade payables and other current liabilities	14	14,132	14,768

Current tax liabilities		1,451	898

Provisions	19	547	620

Liabilities held for sale	22	1	1

		20,592	20,978

Non-current liabilities

Financial liabilities	15C	22,844	23,566

Non-current tax liabilities		149	182

Pensions and post-retirement healthcare liabilities:

Funded schemes in deficit	4B	1,109	1,157

Unfunded schemes	4B	1,326	1,461

Provisions	19	583	664

Deferred tax liabilities	6B	3,166	2,573

Other non-current liabilities	14	235	339

		29,412	29,942

Total liabilities		50,004	50,920

Equity

Shareholders’ equity		15,266	13,192

Non-controlling interests		2,389	694

Total equity		17,655	13,886

Total liabilities and equity		67,659	64,806

Note references in the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated balance sheet and consolidated cash flow statement relate to notes on pages 116 to 167, which form an integral part of the consolidated financial statements.

These financial statements have been approved by the Directors.

The Board of Directors

3 March 2021

Unilever Annual Report on Form 20-F 2020	115

Consolidated cash flow statement

for the year ended 31 December

	Notes	€ million 2020	€ million 2019	€ million 2018

Net profit		6,073	6,026	9,788

Taxation		1,923	2,263	2,572

Share of net (profit)/loss of joint ventures/associates and other (income)/loss from non-current investments and associates		(178)	(176)	(207)

Net monetary (gain)/loss arising from hyperinflationary economies		(20)	(32)	(122)

Net finance costs	5	505	627	608

Operating profit		8,303	8,708	12,639

Depreciation, amortisation and impairment		2,018	1,982	2,216

Changes in working capital:		680	(9)	(793)

Inventories		(587)	313	(471)

Trade and other receivables		1,125	(445)	(1,298)

Trade payables and other liabilities		142	123	976

Pensions and similar obligations less payments		(182)	(260)	(128)

Provisions less payments		(53)	7	55

Elimination of (profits)/losses on disposals		60	60	(4,313)

Non-cash charge for share-based compensation		108	151	196

Other adjustments(a)		(1)	2	(260)

Cash flow from operating activities		10,933	10,641	9,612

Income tax paid		(1,875)	(2,532)	(2,294)

Net cash flow from operating activities		9,058	8,109	7,318

Interest received		169	146	110

Purchase of intangible assets		(158)	(210)	(203)

Purchase of property, plant and equipment		(863)	(1,316)	(1,329)

Disposal of property, plant and equipment		89	97	108

Acquisition of businesses and investments in joint ventures and associates		(1,426)	(1,122)	(1,336)

Disposal of businesses, joint ventures and associates		39	177	7,093

Acquisition of other non-current investments		(128)	(160)	(94)

Disposal of other non-current investments		51	55	151

Dividends from joint ventures, associates and other current/non-current investments		188	164	154

(Purchase)/sale of financial assets		558	(68)	(10)

Net cash flow (used in)/from investing activities		(1,481)	(2,237)	4,644

Dividends paid on ordinary share capital		(4,279)	(4,209)	(4,066)

Interest paid		(624)	(694)	(571)

Net change in short-term borrowings		722	337	(4,026)

Additional financial liabilities		3,117	5,911	10,595

Repayment of financial liabilities		(3,577)	(4,912)	(6,594)

Capital element of lease payments		(443)	(435)	(481)

Repurchase of shares		–	–	(6,020)

Other movements on treasury shares		–	(201)	(257)

Other financing activities(b)		(720)	(464)	(693)

Net cash flow (used in)/from financing activities		(5,804)	(4,667)	(12,113)

Net increase/(decrease) in cash and cash equivalents		1,773	1,205	(151)

Cash and cash equivalents at the beginning of the year		4,116	3,090	3,169

Effect of foreign exchange rate changes		(414)	(179)	72

Cash and cash equivalents at the end of the year	17A	5,475	4,116	3,090

(a)	2018 includes a non-cash credit of €277 million from early settlement of contingent consideration relating to Blueair.
(b)	Other financing activities include cash paid for the purchase of non-controlling interests and dividends paid to minority interest.

The cash flows of pension funds (other than contributions and other direct payments made by the Group in respect of pensions and similar obligations) are not included in the Group cash flow statement.

116	Unilever Annual Report on Form 20-F 2020

Notes to the Consolidated Financial

Statements Unilever Group

1. Accounting information

    and policies

Unification

On 29 November 2020, the Unilever Group underwent a reorganisation so that there were no longer two parent companies, Unilever N.V. (“NV”) and Unilever PLC (“PLC”), but one parent company PLC. This reorganisation is referred to as “Unification” in the Group consolidated financial statements.

Prior to 29 November 2020, the Group operated with two parent companies, NV and PLC, who together with the group companies operated as a single economic entity. NV and PLC had the same Directors and were linked by a series of agreements, including an Equalisation Agreement, which were designed so that the positions of the shareholders of both companies were as closely as possible as if they held shares in a single company. NV and PLC together formed a single reporting entity for the purposes of presenting consolidated financial statements and group companies included in the consolidation included those companies controlled by NV or PLC.

Following Unification, all group companies are now controlled solely by PLC. There is no change to the companies included in the Group as a result of Unification, other than NV ceasing to exist.

Unification was implemented through a Cross-Border Merger, as a result of which (i) PLC acquired all of the assets, liabilities and legal relationships of NV by universal succession of title; (ii) NV was dissolved; and (iii) PLC issued and allotted shares in its capital to former NV shareholders, except for a very small minority of NV shareholders that chose to receive cash instead of PLC shares. The shareholders of NV received one new PLC share in exchange for each NV share held, consistent with the 1 to 1 equalisation ratio as set out in the Equalisation Agreement.

The transfer of assets and liabilities from NV to PLC that occurred as part of the Cross-Border Merger was within the Group so there is no revaluation of these assets and liabilities in the Group financial statements. The only impact to the consolidated balance sheet from Unification is within equity due to the cancellation of NV shares and issuance of PLC shares.

Basis of consolidation

Group companies included in the consolidated financial statements for 2020 are PLC and all subsidiary undertakings, which are those entities controlled by PLC. Control exists when the Group has the power to direct the activities of an entity so as to affect the return on investment.

Due to the operational and contractual arrangements referred to above, prior to Unification NV and PLC formed a single reporting entity for the purposes of presenting consolidated financial statements. Accordingly, group companies included in the comparative information provided in the consolidated financial statements, for 2019 and 2018, are PLC and NV and those companies controlled by NV or PLC during those years.

The net assets and results of acquired businesses are included in the consolidated financial statements from their respective dates of acquisition, being the date on which the Group obtains control. As noted above, Unification did not cause the acquisition by the Group of any new business. All companies controlled by NV before Unification are included in the Group consolidation for the year ending 31 December 2020 and they were already Group companies prior to Unification.

The results of disposed businesses are included in the consolidated financial statements up to their date of disposal, being the date control ceases.

Intra-group transactions and balances are eliminated.

Companies legislation and accounting standards

The consolidated financial statements have been prepared in accordance with international accounting standards in conformity with the requirements of the international financial reporting standards (IFRS) adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union and IFRS as issued by the International Accounting Standards Board.

These financial statements are prepared under the historical cost convention unless otherwise indicated.

These financial statements have been prepared on a going concern basis.

Accounting policies

The accounting policies adopted are the same as those which were applied for the previous financial year, except as set out above under the headings ‘Unification’ and ‘Basis of consolidation’ and below under the heading ‘Recent accounting developments’.

Accounting policies are included in the relevant notes to the consolidated financial statements. These are presented as text highlighted in grey on pages 116 to 167. The accounting policies below are applied throughout the financial statements.

Foreign currencies

The consolidated financial statements are presented in euros. The functional currency of PLC is pound sterling. Items included in the financial statements of individual group companies are recorded in their respective functional currency which is the currency of the primary economic environment in which each entity operates.

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

The ordinary share capital of PLC is translated to euro using the historical rate at the date the shares were issued (see note 15B on page 144).

The effect of exchange rate changes during the year on net assets of foreign operations is recorded in equity. For this purpose net assets include loans between group companies and any related foreign exchange contracts where settlement is neither planned nor likely to occur in the foreseeable future.

The Group applies hedge accounting to certain exchange differences arising between the functional currencies of a foreign operation and PLC, regardless of whether the net investment is held directly or through an intermediate parent. Differences arising on retranslation of a financial liability designated as a foreign currency net investment hedge are recorded in equity to the extent that the hedge is effective. These differences are reported within profit or loss to the extent that the hedge is ineffective.

Unilever Annual Report on Form 20-F 2020	117

1. Accounting information and policies continued

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

Hyperinflationary economies

The Argentinian economy was designated as hyperinflationary from 1 July 2018. As a result, application of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ has been applied to all Unilever entities whose functional currency is the Argentinian Peso. The application of IAS 29 includes:

◾	Adjustment of historical cost non-monetary assets and liabilities for the change in purchasing power caused by inflation from the date of initial recognition to the balance sheet date;
◾	Adjustment of the income statement for inflation during the reporting period;
◾	The income statement is translated at the period end foreign exchange rate instead of an average rate; and
◾	Adjustment of the income statement to reflect the impact of inflation and exchange rate movement on holding monetary assets and liabilities in local currency.

The main effects of the Group consolidated financial statements for 2020 are:

◾	Total assets are reduced by €68 million
◾	Turnover is reduced by €58 million
◾	Operating profit is reduced by €23 million

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

The following estimates are those that management believe have the most significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are:

◾	Measurement of defined benefit obligations – the valuations of the Group’s defined benefit pension plan obligations are dependent on a number of assumptions. These include discount rates, inflation and life expectancy of scheme members. Details of these assumptions and sensitivities are in note 4B.
◾	Measurement of consideration and assets and liabilities acquired as part of business combinations – estimates are required to value the assets and liabilities acquired in business combinations. Intangible assets such as brands are commonly a core part of an acquired business as they allow us to obtain more value than would otherwise be possible. During 2020 Unilever completed several acquisitions, as explained in note 21. The Horlicks brand acquired in 2020 was valued at €2.7 billion based on the expected cashflows of the brand. We involved external professionals to advise on the valuation techniques and key assumptions in the valuation. This input, combined with our internal knowledge and expertise on the relevant market growth opportunities, enabled us to determine the appropriate brand valuation. Additionally, contingent consideration depends on an acquired business achieving targets within a fixed period. Estimates of future performance are required to calculate the obligations at the time of acquisition and at each subsequent reporting date. See note 21 for further information.

The following judgements are those that management believe have the most significant effect on the amounts recognised in the Group’s financial statements:

◾	Separate presentation of items in the income statement – certain items of income or expense are presented separately as non-underlying items. These are excluded in several of our performance measures, including underlying operating profit and underlying earnings per share due to their nature and/or frequency of occurrence. See note 3 for further details.
◾	Utilisation of tax losses and recognition of other deferred tax assets – The Group operates in many countries and is subject to taxes in numerous jurisdictions. Management uses judgement to assess the recoverability of tax assets such as whether there will be sufficient future taxable profits to utilise losses – see note 6B.
◾	Likelihood of occurrence of provisions and contingent liabilities – events can occur where there is uncertainty over future obligations. Judgement is required to determine if an outflow of economic resources is probable, or possible but not probable. Where it is probable, a liability is recognised and further judgement is used to determine the level of the provision. Where it is possible but not probable, further judgement is used to determine if the likelihood is remote, in which case no disclosures are provided; if the likelihood is not remote then judgement is used to determine the contingent liability disclosed. Unilever does not have provisions and contingent liabilities for the same matters. External advice is obtained for any material cases. See notes 6A, 19 and 20.
◾	Recognition of pension surplus – where there is an accounting surplus on a defined benefit plan, management uses judgement to determine whether the Group can realise the surplus through refunds, reductions in future combinations or a combination of both.

Recent accounting developments adopted by the Group

The Group applied for the first-time amendments to the following standards from 1 January 2020.

Applicable standard	Key requirements	Impact on Group

Interest Rate Benchmark Reform (Phase 1) Amendments to IFRS 9, IAS 39 and IFRS 7

The amendments modified specific hedge accounting requirements so entities can continue to forecast future cash flows assuming that the interest rate benchmark continue despite ongoing reviews of interest rate benchmark reform. As a result there is no requirement for an entity to discontinue hedge relationships or to reassess the economic relationships between hedged items and hedging instruments as a result of the uncertainties of the interest rate benchmark reform.

We do not have significant derivatives that refer to an interest rate benchmark so these amendments have not had a material impact on Unilever.

All other standards or amendments to standards that have been issued by the IASB and were effective by 1 January 2020 were not applicable or material to Unilever.

118	Unilever Annual Report on Form 20-F 2020

Notes to the Consolidated Financial Statements Unilever Group continued

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

Applicable standard	Key requirements or changes in accounting policy

Interest Rate Benchmark Reform (Phase 2) Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	The amendments are applicable when an existing interest rate benchmark is replaced by another interest rate benchmark. The amendments provide a practical expedient that modifications to asset and liability values as a direct consequence of the interest rate benchmark reform and made on an economically equivalent basis (i.e. where the basis for determining contractual cash flows is the same), can be accounted for by only updating the effective interest rate.

Effective from the year ended 31 December 2021

Additionally, hedge accounting is not discontinued solely because of the replacement of another interest rate benchmark. Hedging relationships (and related documentation) must instead be amended to reflect modifications to the hedged item, hedging instrument and hedged risk.

IFRS 17 ‘Insurance Contracts’ Effective from the year ended 31 December 2023	This standard introduces a new model for accounting for insurance contracts. Work continues to review existing arrangements to determine the impact on adoption.

All other standards or amendments to standards that have been issued by the IASB and are effective from 1 January 2021 onwards are not applicable or material to Unilever.

2. Segment information

Segmental reporting

Beauty & Personal Care	◾	primarily sales of skin cleansing (soap, shower), hair care (shampoo, conditioner, styling), skin care (face, hand and body moisturisers) and deodorants categories.

Foods & Refreshment	◾	primarily sales of ice cream, savoury (soups, bouillons, seasoning), dressings (mayonnaise, ketchup) and tea categories.

Home Care	◾	primarily sales of fabric category (washing powders and liquids, rinse conditioners) and includes a wide range of cleaning products.

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

Our customers have the contractual right to return goods only when authorised by Unilever. At 31 December 2020, an estimate has been made of goods that will be returned and a liability has been recognised for this amount. An asset has also been recorded for the corresponding inventory that is estimated to return to Unilever using a best estimate based on accumulated experience.

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

Unilever Annual Report on Form 20-F 2020	119

2. Segment information continued

Our segments are comprised of similar product categories. 10 categories (2019: 9; 2018: 9) individually accounted for 5% or more of our revenue in one or more of the last three years. The following table shows the relevant contribution of these categories to Group revenue for the periods shown:

Category	Segment	2020	2019	2018

Fabric	Home Care	14%	15%	15%

Ice cream	Foods & Refreshment	13%	13%	13%

Skin Cleansing	Beauty & Personal Care	12%	10%	10%

Hair care	Beauty & Personal Care	11%	12%	12%

Savoury	Foods & Refreshment	11%	11%	11%

Deodorants	Beauty & Personal Care	8%	8%	8%

Skin care	Beauty & Personal Care	7%	8%	7%

Dressings	Foods & Refreshment	6%	5%	5%

Tea	Foods & Refreshment	6%	6%	6%

Home & Hygiene	Home Care	5%	4%	4%

Other		8%	7%	9%

The Group operating segment information is provided based on three product areas: Beauty & Personal Care, Foods & Refreshment and Home Care.

	Notes	€ million Beauty & Personal Care	€ million Foods & Refreshment	€ million Home Care	€ million Total

2020

Turnover		21,124	19,140	10,460	50,724

Operating profit		4,311	2,749	1,243	8,303

Non-underlying items	3	280	508	276	1,064

Underlying operating profit		4,591	3,257	1,519	9,367

Share of net profit/(loss) of joint ventures and associates		7	163	5	175

Significant non-cash charges:

Within underlying operating profit:

Depreciation and amortisation		710	946	362	2,018

Share-based compensation and other non-cash charges(a)		77	85	41	203

Within non-underlying items:

Impairment and other non-cash charges(b)		38	77	35	150

2019

Turnover		21,868	19,287	10,825	51,980

Operating profit		4,520	2,811	1,377	8,708

Non-underlying items	3	440	571	228	1,239

Underlying operating profit		4,960	3,382	1,605	9,947

Share of net profit/(loss) of joint ventures and associates		1	171	4	176

Significant non-cash charges:

Within underlying operating profit:

Depreciation and amortisation		693	902	369	1,964

Share-based compensation and other non-cash charges(a)		62	56	50	168

Within non-underlying items:

Impairment and other non-cash charges(b)		105	159	46	310

2018

Turnover		20,624	20,227	10,131	50,982

Operating profit		4,165	7,287	1,187	12,639

Non-underlying items	3	378	(3,711)	157	(3,176)

Underlying operating profit		4,543	3,576	1,344	9,463

Share of net profit/(loss) of joint ventures and associates		(1)	183	3	185

Significant non-cash charges:

Within underlying operating profit:

Depreciation and amortisation		686	949	373	2,008

Share-based compensation and other non-cash charges(a)		102	102	46	250

Within non-underlying items:

Impairment and other non-cash charges(b)		122	164	263	549

(a)	Other non-cash charges within underlying operating profit include movements in provisions from underlying activities, excluding movements arising from non-underlying activities.
(b)	Other non-cash charges within non-underlying items includes movements in restructuring provisions and movements in certain legal provisions.

120	Unilever Annual Report on Form 20-F 2020

Notes to the Consolidated Financial Statements Unilever Group continued

2. Segment information continued

The Unilever Group is not reliant on turnover from transactions with any single customer and does not receive 10% or more of its turnover from transactions with any single customer.

Segment assets and liabilities are not provided because they are not reported to or reviewed by our chief operating decision-maker, which is the Unilever Leadership Executive (ULE).

As part of Unification, Unilever PLC became the single parent of the Group and the United Kingdom became the country of domicile. Before Unification, the countries of domicile were the United Kingdom and the Netherlands. Turnover and non-current assets for the domicile country, the United States and India (being the two largest country outside the home countries) and for all other countries are:

	€ million	€ million	€ million	€ million	€ million
	United	United
	Kingdom	States	India	Others(a)	Total

2020

Turnover	2,391	9,363	4,993	33,977	50,724

Non-current assets(b)	3,587	12,946	6,264	23,633	46,430

2019

Turnover	2,306	8,702	4,964	36,009	51,980

Non-current assets(b)	3,891	13,326	1,137	25,391	43,744

2018

Turnover	2,385	8,305	4,565	35,727	50,982

Non-current assets(b)	3,160	12,471	1,080	25,400	42,111

(a)	Includes the Netherlands that was presented as country of domicile in prior years.
(b)	For the purpose of this table, non-current assets include goodwill, intangible assets, property, plant and equipment and other non-current assets as shown on the consolidated balance sheet. Goodwill is attributed to countries where acquired business operated at the time of acquisition; all other assets are attributed to the countries where they were acquired.

No other country had turnover or non-current assets (as shown above) greater than 10% of the Group total.

Additional information by geographies

Although the Group’s operations are managed by product area, we provide additional information based on geographies. The analysis of turnover by geographical area is stated on the basis of origin.

	€ million	€ million	€ million	€ million
	Asia/	The
	AMET/RUB(a)	Americas(b)	Europe	Total

2020

Turnover	23,440	16,080	11,204	50,724

Operating profit	4,137	2,723	1,443	8,303

Non-underlying items	409	249	406	1,064

Underlying operating profit	4,546	2,973	1,848	9,367

Share of net profit/(loss) of joint ventures and associates	8	122	45	175

2019

Turnover	24,129	16,482	11,369	51,980

Operating profit	4,418	2,683	1,607	8,708

Non-underlying items	439	395	405	1,239

Underlying operating profit	4,857	3,078	2,012	9,947

Share of net profit/(loss) of joint ventures and associates	(5)	126	55	176

2018

Turnover	22,868	16,020	12,094	50,982

Operating profit	4,824	3,621	4,194	12,639

Non-underlying items	(437)	(892)	(1,847)	(3,176)

Underlying operating profit	4,387	2,729	2,347	9,463

Share of net profit/(loss) of joint ventures and associates	–	114	71	185

(a)	Refers to Asia, Africa, Middle East, Turkey, Russia, Ukraine and Belarus.
(b)	Americas sales in North America were €10,117 million (2019: €9,411 million; 2018 €9,041 million) and in Latin America were €5,963 million (2019: €7,071 million; 2018: €6,979 million).

Disaggregation of sales by markets are:

	€ million	€ million	€ million
	2020	2019	2018

Emerging markets	29,281	31,021	29,654

Developed markets	21,443	20,959	21,328

Transactions between the Unilever Group’s geographical regions are carried out on an arm’s length basis and their net impact is immaterial.

Unilever Annual Report on Form 20-F 2020	121

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

(i) Non-underlying items within operating profit

These are gains and losses on business disposals, acquisition and disposal-related costs, restructuring costs, impairments and other items within operating profit classified here due to their nature and/or frequency. Restructuring costs are charges associated with activities planned by management that significantly change either the scope of the business or the manner in which it is conducted.

(ii) Non-underlying items not in operating profit but within net profit

These are net monetary gain or loss arising from hyperinflationary economies and significant and unusual items in net finance cost, share of profit/ (loss) of joint ventures and associates and taxation.

	€ million 2020	€ million 2019	€ million 2018

Turnover	50,724	51,980	50,982

Cost of sales	(28,684)	(29,102)	(28,703)

of which:

Distribution costs	(3,104)	(3,089)	(3,057)

Production costs	(3,696)	(3,701)	(3,732)

Raw and packaging materials and goods purchased for resale	(20,400)	(20,769)	(20,516)

Other	(1,484)	(1,543)	(1,398)

Gross profit	22,040	22,878	22,279

Selling and administrative expenses	(12,673)	(12,931)	(12,816)

of which:

Brand and marketing investment	(7,091)	(7,272)	(7,150)

Overheads	(5,582)	(5,659)	(5,666)

of which: Research and development	(800)	(840)	(900)

Non-underlying items within operating profit before tax	(1,064)	(1,239)	3,176

Operating profit	8,303	8,708	12,639

Exchange losses within operating costs in 2020 are €45 million (2019: €41 million; 2018: €49 million).

Non-underlying items

Non-underlying items are disclosed on the face of the income statement to provide additional information to users to help them better understand underlying business performance.

122	Unilever Annual Report on Form 20-F 2020

Notes to the Consolidated Financial Statements Unilever Group continued

3. Operating costs and non-underlying items continued

	€ million 2020	€ million 2019	€ million 2018

Non-underlying items within operating profit before tax	(1,064)	(1,239)	3176

Acquisition and disposal-related costs	(69)	(132)	76

Gain on disposal of group companies(a)	8	70	4,331

Restructuring costs(b)	(916)	(1,159)	(914)

Impairments(c)	–	(18)	(208)

Other(d)	(87)	–	(109)

Tax on non-underlying items within operating profit	272	309	(259)

Non-underlying items within operating profit after tax	(792)	(930)	2,917

Non-underlying items not in operating profit but within net profit before tax	(36)	35	154

Share of gain on disposal of Spreads business in Portugal JV	–	3	32

Interest related to the UK tax audit of intangible income and centralised services	(56)	–	–

Net monetary gain arising from hyperinflationary economies	20	32	122

Tax impact of non-underlying items not in operating profit but within net profit	(146)	(196)	(29)

Impact of US tax reform	–	–	(29)

Taxes related to the reorganisation of our European business	(58)	(175)	–

Taxes related to share buyback as part of Unification	(30)	–	–

Taxes related to the UK tax audit of intangible income and centralised services	(53)	–	–

Hyperinflation adjustment for Argentina deferred tax	(5)	(21)	–

Non-underlying items not in operating profit but within net profit after tax	(182)	(161)	125

Non-underlying items after tax(e)	(974)	(1,091)	3,042

Attributable to:

Non-controlling interest	(23)	(28)	18

Shareholders’ equity	(951)	(1,063)	3,024

(a)	2020 gain relates to a laundry bar business disposal. 2019 includes a gain of €57 million relating to the disposal of Alsa. 2018 includes a gain of €4,331 million on disposal of spreads business.
(b)	Restructuring costs are comprised of various supply chain optimisation projects and organisational change programmes across markets.
(c)	2019 includes a charge of €18 million relating to an impairment of goodwill for a local business classified to held for sale.
(d)	2020 includes a charge of €87 million for litigation matters in relation to investigations by national competition authorities.
(e)	Non-underlying items after tax is calculated as non-underlying items within operating profit after tax plus non-underlying items not in operating profit but within net profit after tax.

4. Employees

4A. Staff and management costs

Staff costs	€ million 2020	€ million 2019	€ million 2018

Wages and salaries	(5,051)	(5,364)	(5,346)

Social security costs	(519)	(541)	(571)

Other pension costs	(419)	(334)	(439)

Share-based compensation costs	(108)	(151)	(196)

	(6,097)	(6,390)	(6,552)

Average number of employees during the year	‘000 2020	‘000 2019	‘000 2018

Asia/AMET/RUB	83	84	88

The Americas	38	40	40

Europe	29	29	30

	150	153	158

Unilever Annual Report on Form 20-F 2020	123

4A. Staff and management costs continued

Key management compensation	€ million 2020	€ million 2019	€ million 2018

Salaries and short-term employee benefits	(28)	(42)	(40)

Post-employment benefits	–	–	–

Share-based benefits(a)	(5)	(16)	(13)

	(33)	(58)	(53)

Of which: Executive Directors	(6)	(9)	(13)

Other(b)	(27)	(49)	(40)

Non-Executive Directors’ fees	(2)	(2)	(2)

	(35)	(60)	(55)

(a)	Share-based benefits are expenses recognised for the period. Share-based benefits compensation on a vesting basis is €10 million (2019: €17 million; 2018: €19 million).
(b)	Other includes all members of the Unilever Leadership Executive, other than Executive Directors.

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

All defined benefit plans are subject to regular actuarial review using the projected unit method by external consultants. The Group policy is that the most material plans, representing approximately 85% of the defined benefit liabilities, are formally valued every year. Other material plans, accounting for a further 11% of the liabilities, have their liabilities updated each year. Group policy for the remaining plans requires a full actuarial valuation at least every three years. Asset values for all plans are updated every year.

For defined contribution plans, the charges to the income statement are the company contributions payable, as the company’s obligation is limited to the contributions paid into the plans. The assets and liabilities of such plans are not included in the balance sheet of the Group.

Description of plans

The Group increasingly operates a number of defined contribution plans, the assets of which are held in external funds. In certain countries the Group operates defined benefit pension plans based on employee pensionable remuneration and length of service. The majority of defined benefit plans are either career average, final salary or hybrid plans and operate on a funded basis with assets held in external funds. Benefits are determined by the plan rules and are linked to inflation in some countries. Our largest plans are in the UK and the Netherlands. In the UK, we currently operate a combination of an open career average defined benefit plan with a salary limit for benefit accrual, and a defined contribution plan. The career average defined benefit plan will be closed to new entrants later in 2021. In the Netherlands, we operate a collective defined contribution plan for all new benefit accrual and a closed career average defined benefit plan for benefits built up to April 2015.

The Group also provides other post-employment benefits, mainly post-employment healthcare plans in the United States. These plans are predominantly unfunded.

Governance

The majority of the Group’s externally funded plans are established as trusts, foundations or similar entities. The operation of these entities is governed by local regulations and practice in each country, as is the nature of the relationship between the Group and the Trustees (or equivalent) and their composition. Where Trustees (or equivalent) are in place to operate plans, they are generally required to act on behalf of the plan’s stakeholders. They are tasked with periodic reviews of the solvency of the plan in accordance with local legislation and play a role in the long-term investment and funding strategy. The Group also has an internal body, the Pensions and Equity Committee, that is responsible for setting the company’s policies and decision-making on plan matters, including but not limited to design, funding, investments, risk management and governance.

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

124	Unilever Annual Report on Form 20-F 2020

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

	31 December 2020		31 December 2019

	Defined benefit pension plans	Other post- employment benefit plans	Defined benefit pension plans	Other post- employment benefit plans

Discount rate	1.3%	3.3%	1.9%	3.9%

Inflation	2.2%	n/a	2.3%	n/a

Rate of increase in salaries	2.9%	3.0%	2.9%	3.0%

Rate of increase for pensions in payment (where provided)	2.1%	n/a	2.2%	n/a

Rate of increase for pensions in deferment (where provided)	2.3%	n/a	2.4%	n/a

Long-term medical cost inflation	n/a	5.1%	n/a	5.4%

The valuations of other post-employment benefit plans generally assume a higher initial level of medical cost inflation, which falls from 6% to the long-term rate within the next four years. Assumed healthcare cost trend rates have a significant effect on the amounts reported for healthcare plans.

During 2020, refinements were made in assumption setting methodologies to reflect changes being made more generally by corporates and their advisers in setting discount rates and future inflation rates, specifically in the UK, which resulted in a €880 million lower liability.

For the UK and Netherlands pension plans, representing approximately 70% of all defined benefit pension liabilities, the assumptions used at 31 December 2020 and 2019 were:

	United Kingdom		Netherlands

	2020	2019	2020	2019

Discount rate	1.4%	2.0%	0.7%	1.1%

Inflation	2.7%	2.9%	1.5%	1.5%

Rate of increase in salaries	3.3%	3.2%	2.0%	2.0%

Rate of increase for pensions in payment (where provided)	2.7%	2.8%	1.5%	1.5%

Rate of increase for pensions in deferment (where provided)	2.7%	2.8%	1.5%	1.5%

Number of years a current pensioner is expected to live beyond age 65:

Men	21.7	21.6	21.5	22.6

Women	23.4	23.4	23.6	24.1

Number of years a future pensioner currently aged 45 is expected to live beyond age 65:

Men	22.7	22.6	23.4	24.5

Women	24.6	24.6	25.4	26.2

Demographic assumptions, such as mortality rates, are set with having regard to the latest trends in life expectancy (including expectations of future improvements), plan experience and other relevant data. These assumptions are reviewed and updated as necessary as part of the periodic actuarial valuation of the pension plans. The years of life expectancy for 2020 above have been translated from the following tables:

UK: Standard life expectancy tables Series S3, adjusted to reflect the experience of our plan members analysed as part of the 2019 actuarial valuation. Future improvements in longevity have been allowed for in line with the core CMI 2018 Mortality Projections Model with a 1.0% p.a. long-term improvement rate.

Netherlands: The Dutch Actuarial Society’s AG Prognosetafel 2020 table is used with correction factors (2020) to allow for the typically longer life expectancy for fund members relative to the general population. This table has an in-built allowance for future improvements in longevity.

The remaining defined benefit plans are considered immaterial. Their assumptions vary due to a number of factors including the currency and long-term economic conditions of the countries where they are situated.

Unilever Annual Report on Form 20-F 2020	125

4B. Pensions and similar obligations continued

Income statement

The charge to the income statement comprises:

	Notes	€ million 2020	€ million 2019	€ million 2018

Charged to operating profit:

Defined benefit pension and other benefit plans:

Current service cost		(223)	(216)	(220)

Employee contributions		17	17	17

Special termination benefits		(37)	(5)	(16)

Past service cost including (losses)/gains on curtailments		20	65	(41)

Settlements		7	(2)	–

Defined contribution plans		(203)	(193)	(179)

Total operating cost	4A	(419)	(334)	(439)

Finance income/(cost)(a)	5	(9)	(30)	(25)

Net impact on the income statement (before tax)		(428)	(364)	(464)

(a)	This includes the impact of interest on asset ceiling.

Statement of comprehensive income

Amounts recognised in the statement of comprehensive income on the remeasurement of the net defined benefit liability/asset.

	€ million 2020	€ million 2019	€ million 2018

Return on plan assets excluding amounts included in net finance income/(cost)	1,494	2,385	(1,108)

Change in asset ceiling, excluding amounts included in finance cost	2	(37)	–

Actuarial gains/(losses) arising from changes in demographic assumptions	246	183	42

Actuarial gains/(losses) arising from changes in financial assumptions	(1,414)	(2,138)	611

Experience gains/(losses) arising on pension plan and other benefit plan liabilities	(78)	(12)	18

Total of defined benefit costs recognised in other comprehensive income	250	381	(437)

Balance sheet

The assets, liabilities and surplus/(deficit) position of the pension and other post-employment benefit plans at the balance sheet date were:

	€ million 2020		€ million 2019

	Pension plans	Other post- employment benefit plans	Pension plans	Other post- employment benefit plans

Fair value of assets	24,023	9	23,749	14

Present value of liabilities	(23,272)	(447)	(23,438)	(484)

Computed net assets/(liabilities)	751	(438)	311	(470)

Irrecoverable surplus(a)	(26)	–	(37)	–

Net pension assets/(liabilities)	725	(438)	274	(470)

Of which in respect of:

Funded plans in surplus:

Liabilities	(18,043)	–	(17,772)	–

Assets	20,790	1	20,229	2

Aggregate Surplus:	2,747	1	2,457	2

Irrecoverable surplus	(26)	–	(37)	–

Pension asset net of liabilities	2,721	1	2,420	2

Funded plans in deficit:

Liabilities	(4,310)	(40)	(4,657)	(32)

Assets	3,233	8	3,520	12

Pension liability net of assets	(1,077)	(32)	(1,137)	(20)

Unfunded plans:

Pension liability	(919)	(407)	(1,009)	(452)

(a)

A surplus is deemed recoverable to the extent that the Group can benefit economically from the surplus. Unilever assesses the maximum economic benefit available through a combination of refunds and reductions in future contributions in accordance with local legislation and individual financing arrangements with each of our funded defined benefit plans.

126	Unilever Annual Report on Form 20-F 2020

Notes to the Consolidated Financial Statements Unilever Group continued

4B. Pensions and similar obligations continued

Reconciliation of change in assets and liabilities

The group of plans within ‘Rest of world’ category in the tables below are not materially different with respect to their risks that would require disaggregated disclosure.

Movements in assets during the year:

	UK	Netherlands	Rest of world	€ million 2020 Total	UK	Netherlands	Rest of world	€ million 2019 Total

1 January	12,122	5,522	6,082	23,726	10,329	4,996	5,555	20,880

Employee contributions	–	–	17	17	–	–	17	17

Settlements	–	–	(67)	(67)	–	–	–	–

Actual return on plan assets (excluding amounts in net finance income/charge)	1,109	206	179	1,494	1,233	588	564	2,385

Change in asset ceiling, excluding amounts included in finance cost	–	–	2	2	–	–	(37)	(37)

Interest income(a)	230	60	146	436	292	89	192	573

Employer contributions	104	12	282	398	94	14	293	401

Benefit payments	(467)	(166)	(507)	(1,140)	(455)	(165)	(588)	(1,208)

Others	46	(47)	21	20	–	–	2	2

Currency retranslation	(645)	–	(235)	(880)	629	–	84	713

31 December	12,499	5,587	5,920	24,006	12,122	5,522	6,082	23,726

(a)	This includes the impact of interest on asset ceiling.

Movements in liabilities during the year:

	UK	Netherlands	Rest of world	€ million 2020 Total	UK	Netherlands	Rest of world	€ million 2019 Total

1 January	(11,001)	(5,097)	(7,824)	(23,922)	(9,739)	(4,664)	(7,351)	(21,754)

Current service cost	(114)	(3)	(106)	(223)	(104)	(4)	(108)	(216)

Special termination benefits	–	–	(37)	(37)	–	–	(5)	(5)

Past service costs including (losses)/gains on curtailments	17	–	3	20	56	–	9	65

Settlements	–	–	74	74	–	–	(2)	(2)

Interest cost	(208)	(55)	(182)	(445)	(276)	(82)	(245)	(603)

Actuarial gain/(loss) arising from changes in demographic assumptions	(1)	245	2	246	157	14	12	183

Actuarial gain/(loss) arising from changes in financial assumptions	(806)	(354)	(254)	(1,414)	(955)	(511)	(672)	(2,138)

Actuarial gain/(loss) arising from experience adjustments	(67)	(6)	(5)	(78)	(44)	(15)	47	(12)

Benefit payments	467	166	507	1,140	455	165	588	1,208

Others	(44)	44	(38)	(38)	–	–	(20)	(20)

Currency retranslation	609	–	349	958	(551)	–	(77)	(628)

31 December	(11,148)	(5,060)	(7,511)	(23,719)	(11,001)	(5,097)	(7,824)	(23,922)

Unilever Annual Report on Form 20-F 2020	127

4B. Pensions and similar obligations continued

Movements in (deficit)/surplus during the year:

	UK	Netherlands	Rest of world	€ million 2020 Total	UK	Netherlands	Rest of world	€ million 2019 Total

1 January	1,121	425	(1,742)	(196)	590	332	(1,796)	(874)

Current service cost	(114)	(3)	(106)	(223)	(104)	(4)	(108)	(216)

Employee contributions	–	–	17	17	–	–	17	17

Special termination benefits	–	–	(37)	(37)	–	–	(5)	(5)

Past service costs including (losses)/gains on curtailments	17	–	3	20	56	–	9	65

Settlements	–	–	7	7	–	–	(2)	(2)

Actual return on plan assets (excluding amounts in net finance income/charge)	1,109	206	179	1,494	1,233	588	564	2,385

Change in asset ceiling, excluding amounts included in finance cost	–	–	2	2	–	–	(37)	(37)

Interest cost	(208)	(55)	(182)	(445)	(276)	(82)	(245)	(603)

Interest income(a)	230	60	146	436	292	89	192	573

Actuarial gain/(loss) arising from changes in demographic assumptions	(1)	245	2	246	157	14	12	183

Actuarial gain/(loss) arising from changes in financial assumptions	(806)	(354)	(254)	(1,414)	(955)	(511)	(672)	(2,138)

Actuarial gain/(loss) arising from experience adjustments	(67)	(6)	(5)	(78)	(44)	(15)	47	(12)

Employer contributions	104	12	282	398	94	14	293	401

Benefit payments	–	–	–	–	–	–	–	–

Others	2	(3)	(17)	(18)	–	–	(18)	(18)

Currency retranslation	(36)	–	114	78	78	–	7	85

31 December	1,351	527	(1,591)	287	1,121	425	(1,742)	(196)

(a)	This includes the impact of interest on asset ceiling.

The actual return on plan assets during 2020 was €1,930 million, being €1,494 million of asset returns and €436 million of interest income shown in the tables above (2019: €2,958 million).

Movements in irrecoverable surplus during the year:

	UK	Netherlands	Rest of world	€ million 2020 Total	UK	Netherlands	Rest of world	€ million 2019 Total

1 January	–	–	(37)	(37)	–	–	–	–

Interest income	–	–	(1)	(1)	–	–	–	–

Change in irrecoverable surplus in excess of interest	–	–	2	2	–	–	(37)	(37)

Currency retranslations	–	–	10	10	–	–	–	–

31 December	–	–	(26)	(26)	–	–	(37)	(37)

The duration of the principal defined benefit plan liabilities (representing 96% of total pension liabilities and other post-employment benefit liabilities) and the split of liabilities between different categories of plan participants are:

	UK	Netherlands	Rest of world(a)	2020 Total	UK	Netherlands	Rest of world(a)	2019 Total

Duration (years)	18	18	13	7 to 22	18	19	13	7 to 23

Active members	12%	12%	20%	14%	14%	14%	21%	16%

Deferred members	35%	43%	17%	32%	34%	41%	17%	31%

Retired members	53%	45%	63%	54%	52%	45%	62%	53%

(a)	Rest of world numbers shown are weighted averages by liabilities.

128	Unilever Annual Report on Form 20-F 2020

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

The fair value of plan assets, which are reported net of fund liabilities that are not employee benefits, at the end of the reporting period for each category are as follows:

	€ million 31 December 2020				€ million 31 December 2019

	UK	Netherlands	Rest of world	2020 Total	UK	Netherlands	Rest of world	2019 Total

Total plan assets	12,499	5,587	5,937	24,023	12,122	5,522	6,105	23,749

Assets

Equities total	4,653	1,837	1,694	8,184	4,173	1,831	1,752	7,756

Europe	921	437	506	1,864	930	517	583	2,030

North America	2,740	894	747	4,381	2,312	825	707	3,844

Other	992	506	441	1,939	931	489	462	1,882

Fixed income total	5,819	2,766	3,108	11,693	5,317	2,795	3,250	11,362

Government bonds	3,292	798	1,367	5,457	2,711	765	1,369	4,845

Investment grade corporate bonds	1,167	540	1,111	2,818	1,120	542	1,272	2,934

Other fixed income	1,360	1,428	630	3,418	1,486	1,488	609	3,583

Private equity	274	64	9	347	325	65	6	396

Property and real estate	835	456	332	1,623	916	491	321	1,728

Hedge funds	318	–	62	380	688	–	69	757

Other	470	320	377	1,167	454	289	415	1,158

Other plans	–	–	370	370	–	–	300	300

Assets/fund (liabilities) that are not employee benefits

Derivatives	130	144	(15)	259	249	51	(8)	292

The fair values of the above equity and fixed income instruments are determined based on quoted market prices in active markets. The fair value of private equity, properties, derivatives and hedge funds are not based on quoted market prices in active markets. The Group uses derivatives and other instruments to hedge some of its exposure to inflation and interest rate risk – the degree of this hedging of liabilities was 70% for interest rate and 70% for inflation for the UK plan and 33% for interest rate and 20% for inflation for the Netherlands plan. Foreign currency exposures in part are also hedged by the use of forward foreign exchange contracts. Assets included in the Other category are cash and insurance contracts which are also unquoted assets.

Equity securities include Unilever securities amounting to €9 million (0.04% of total plan assets) and €12 million (0.05% of total plan assets) at 31 December 2020 and 2019 respectively. Property includes property occupied by Unilever amounting to €29 million and €30 million at 31 December 2020 and 2019 respectively.

The pension assets above exclude the assets in a Special Benefits Trust amounting to €44 million (2019: €54 million) to fund pension and similar obligations in the United States (see also note 17A on page 157).

Sensitivities

The sensitivity of the overall pension liabilities to changes in the weighted key assumptions are:

		Change in liabilities
	Change in assumption	UK	Netherlands	Total

Discount rate	Increase by 0.5%	-8%	-9%	-8%

Inflation rate	Increase by 0.5%	6%	9%	6%

Life expectancy	Increase by 1 year	5%	5%	5%

Long-term medical cost inflation(a)	Increase by 1.0%	0%	0%	3%

(a)	Long-term medical cost inflation only relates to post-retirement medical plans and its impact on these liabilities.

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

Unilever Annual Report on Form 20-F 2020	129

4B. Pensions and similar obligations continued

Cash flow

Group cash flow in respect of pensions and similar post-employment benefits comprises company contributions paid to funded plans and benefits paid by the company in respect of unfunded plans. The table below sets out these amounts:

	€ million 2021 Estimate	€ million 2020	€ million 2019	€ million 2018

Company contributions to funded plans:

Defined benefit(a)	285	266	244	238

Defined contributions	220	203	193	179

Benefits paid by the company in respect of unfunded plans:

Defined benefit	135	132	157	144

Group cash flow in respect of pensions and similar benefits	640	601	594	561

(a)

Following the conclusion of the 2019 Funding valuation of the US Unicare Pension Plan, the Group contributed $100 million into the plan in 2020. Deficit contributions to the US Pension plan are expected to be nil for the following few years.

The Group’s funding policy is to periodically review the contributions made to the plans while taking account of local legislation.

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

As at 31 December 2020 the Group had share-based compensation plans in the form of performance shares and other share awards. Following Unification (see note 1 for more information on Unification), all continuing plans are now awarded in shares of PLC, and awards and rights under plans in existence at the time of Unification have been converted into awards and rights over PLC shares. Unification does not result in modification to the previously granted awards, any shares that vest will be PLC shares.

The numbers in this note include those for Executive Directors and key management shown in note 4A on page 122. Non-Executive Directors do not participate in any of the share-based compensation plans.

The charge in each of the last three years is shown below, and relates to equity-settled plans:

Income statement charge	€ million 2020	€ million 2019	€ million 2018

Performance share plans	(98)	(142)	(183)

Other plans	(10)	(9)	(13)

	(108)	(151)	(196)

Performance share plans

Performance share awards are made in respect of the Management Co-Investment Plan (MCIP). Awards for the Global Share Incentive Plan (GSIP) were last made in February 2018 and vested in February 2021. No further MCIP or GSIP awards will be made. The awards of each plan will vest between 0 and 200% of grant level, subject to the level of satisfaction of performance measures.

The MCIP allowed Unilever’s managers to invest up to 100% of their annual bonus (a minimum of 33% and maximum of 67% for Executive Directors) in shares in Unilever, and to receive a corresponding award of performance-related shares. The performance measures for MCIP are underlying sales growth, underlying EPS growth, return on invested capital and sustainability progress index for the Group. MCIP awards made will vest after four years.

Under the GSIP, Unilever’s managers received annual awards of PLC shares. The performance measures for GSIP are underlying sales growth, underlying operating margin, and cumulative operating cash flow for the Group. There is an additional target based on relative total shareholder return for senior executives. GSIP awards vest after three years.

A summary of the status of the Performance Share Plans as at 31 December 2020, 2019 and 2018 and changes during the years ended on these dates is presented below:

	2020 Number of shares	2019 Number of shares	2018 Number of shares

Outstanding at 1 January	11,137,801	13,634,518	13,684,747

Awarded	4,395,633	4,538,771	6,870,882

Vested	(3,240,738)	(6,041,011)	(5,854,388)

Forfeited	(921,260)	(994,477)	(1,066,723)

Outstanding at 31 December	11,371,436	11,137,801	13,634,518

130	Unilever Annual Report on Form 20-F 2020

Notes to the Consolidated Financial Statements Unilever Group continued

4C. Share-based compensation plans continued

	2020	2019	2018

Share award value information

Fair value per share award during the year	€43.91	€48.22	€42.44

Additional information

At 31 December 2020 shares in PLC totalling 12,283,872 were outstanding in respect of share-based compensation plans of PLC and its subsidiaries, including North American plans. At 31 December 2019 shares in NV and PLC totalling 11,944,106 were outstanding in respect of share-based compensation plans of NV, PLC and its subsidiaries, including North American plans.

Shortly before Unification, 4,523,367 NV and PLC ordinary shares, 892,155 NV NYRSs and 468,989 PLC ADSs held by NV in connection with share-based compensation plans were transferred to an employee share ownership trust that will satisfy the awards granted. At 31 December 2020 the employee share ownership trust held 5,884,511 PLC shares and PLC and its subsidiaries held 1,382,155 PLC shares which are held as treasury shares. At 31 December 2019 PLC and NV shares totalling 12,419,009 were held by NV as treasury shares. In the future either the employee share ownership trust or subsidiaries of PLC will buy PLC shares in the open market to satisfy share-based payment obligations.

The book value of €483 million of the shares held by the trust and by Unilever PLC and its subsidiaries in respect of share-based compensation plans is eliminated on consolidation by deduction from other reserves (2019: €640 million of shares were held as treasury shares by NV). Their market value at 31 December 2020 was €357 million (2019: €635 million).

Shares held to satisfy awards are accounted for in accordance with IAS 32 ‘Financial Instruments: Presentation’. All differences between the purchase price of the shares held to satisfy awards granted and the proceeds received for the shares, whether on exercise or lapse, are charged to reserves.

Between 31 December 2020 and 23 February 2021 (the latest practicable date for inclusion in this report), nil shares were granted, 2,232,282 shares vested and 43,435 shares were forfeited related to the Performance Share Plans.

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

Borrowing costs are recognised based on the effective interest method.

Net finance costs	Notes	€ million 2020	€ million 2019	€ million 2018

Finance costs		(672)	(821)	(718)

Bank loans and overdrafts		(32)	(46)	(44)

Interest on bonds and other loans(a)		(533)	(617)	(560)

Interest on lease liabilities		(82)	(100)	(127)

Net gain/(loss) on transactions for which hedge accounting is not applied		(25)	(58)	13

On foreign exchange derivatives		275	(321)	144

Exchange difference on underlying items(b)		(300)	263	(131)

Finance income(c)		232	224	135

Pensions and similar obligations	4B	(9)	(30)	(25)

Net finance costs before non-underlying items(d)		(449)	(627)	(608)

Interest related to the UK tax audit of intangible income and centralised services	3	(56)	–	–

		(505)	(627)	(608)

(a)

Interest on bonds and other loans includes the impact of interest rate derivatives that are part of hedge accounting relationships and the related recycling of results from the hedge accounting reserve. Includes an amount of €(21) million (2019: €(6) million) relating to unwinding of discount on deferred consideration for acquisitions.

(b)

2020 includes Nil (2019: €(40) million) finance cost due to change in functional currency in Group’s operating entities in Zimbabwe from US dollar to RTGS dollar. For further details of derivatives for which hedge accounting is not applied, please refer to note 16C.

(c)	Includes an amount of €90 million (2019: €70 million) that relates to interest on tax settlement in Brazil and €27 million (2019: Nil) related to interest on corporate income tax refund in India.
(d)	See note 3 for explanation of non-underlying items.

Unilever Annual Report on Form 20-F 2020	131

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

Tax charge in income statement	€ million 2020	€ million 2019	€ million 2018

Current tax

Current year	(2,128)	(2,098)	(2,647)

Over/(under) provided in prior years	(154)	119	(10)

	(2,282)	(1,979)	(2,657)

Deferred tax

Origination and reversal of temporary differences	344	(255)	5

Changes in tax rates	(19)	(59)	(12)

Recognition of previously unrecognised losses brought forward	34	30	92

	359	(284)	85

	(1,923)	(2,263)	(2,572)

The reconciliation between the computed weighted average rate of income tax expense, which is generally applicable to Unilever companies, and the actual rate of taxation charged is as follows:

Reconciliation of effective tax rate	% 2020	% 2019	% 2018

Computed rate of tax(a)	23	24	25

Differences between computed rate of tax and effective tax rate due to:

Incentive tax credits	(2)	(2)	(3)

Withholding tax on dividends	2	3	2

Expenses not deductible for tax purposes	1	1	1

Irrecoverable withholding tax	1	1	1

Income tax reserve adjustments – current and prior year	(1)	–	1

Transfer to/(from) unrecognised deferred tax assets	–	(2)	–

Others	(1)	1	(1)

Underlying effective tax rate	23	26	26

Non-underlying items within operating profit(b)	–	–	(1)

Taxes related to the UK tax audit of intangible income and centralised services(b)	1	–	–

Impact of Spreads disposal(b)	–	–	(4)

Taxes related to the reorganisation of our European business(b)	1	2	–

Effective tax rate	25	28	21

(a)

The computed tax rate used is the average of the standard rate of tax applicable in the countries in which Unilever operates, weighted by the amount of underlying profit before taxation generated in each of those countries. For this reason, the rate may vary from year to year according to the mix of profit and related tax rates.

(b)	See note 3 for explanation of non-underlying items.

Our tax rate is reduced by incentive tax credits, the benefit from preferential tax regimes that have been legislated by the countries and provinces concerned in order to promote economic development and investment. The tax rate is increased by business expenses which are not deductible for tax, such as entertainment costs and some interest expense and by irrecoverable withholding taxes on dividends paid by subsidiary companies and on other cross-border payments such as royalties and service fees, which cannot be offset against other taxes due. Uncertain tax provisions including the related interest and penalties amounted to €879 million (2019: €787 million). In 2020, a provision of €186 million was established in respect of the tax amortisation of intangible assets, including goodwill, related to Horlicks in India. Our expectation is that we will continue to provide for this until the matter is resolved. We note that the Indian budget on 1 February 2021 includes a proposal to exclude goodwill from the definition of tax depreciable assets effective 1 April 2020. If this were enacted €59 million of the provision would no longer be required with no material impact on the income statement.

The Group’s future tax charge and effective tax rate could be affected by several factors, including changes in tax laws and their interpretation and the continuing OECD international tax reform work, as well as the impact of acquisitions, disposals and any restructuring of our businesses.

132	Unilever Annual Report on Form 20-F 2020

Notes to the Consolidated Financial Statements Unilever Group continued

6B. Deferred tax

Deferred tax is recognised using the liability method on taxable temporary differences between the tax base and the accounting base of items included in the balance sheet of the Group. Certain temporary differences are not provided for as follows:

◾  goodwill not deductible for tax purposes;

◾  the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and

◾  differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future.

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

Movements in 2020 and 2019	€ million As at 1 January 2020	€ million Income statement	€ million Other	€ million As at 31 December 2020	€ million As at 1 January 2019	€ million Income statement	€ million Other	€ million As at 31 December 2019

Pensions and similar obligations	272	(97)	(95)	80	404	(81)	(51)	272

Provisions and accruals	756	38	(96)	698	821	(73)	8	756

Goodwill and intangible assets	(2,096)	23	(661)	(2,734)	(1,911)	(31)	(154)	(2,096)

Accelerated tax depreciation	(685)	9	35	(641)	(679)	12	(18)	(685)

Tax losses	184	32	(26)	190	130	63	(9)	184

Fair value gains	(50)	12	(14)	(52)	155	(200)	(5)	(50)

Fair value losses	15	(6)	36	45	22	(2)	(5)	15

Share-based payments	156	(30)	20	146	175	(39)	20	156

Lease liability	319	9	(34)	294	428	(113)	4	319

Right of use asset	(269)	(4)	29	(244)	(370)	107	(6)	(269)

Other(a)	161	373	(8)	526	77	73	11	161

	(1,237)	359	(814)	(1,692)	(748)	(284)	(205)	(1,237)

(a)

The deferred tax - other includes the recognition of an asset of €345 million relating to the impact of the expected outcome of the Mutual Agreement Procedure which Unilever applied for following the conclusion of the UK tax audit for the tax years 2011-2018.

At the balance sheet date, the Group had unused tax losses of €4,808 million (2019: €4,790 million) and tax credits amounting to €454 million (2019: €524 million) available for offset against future taxable profits. Deferred tax assets have not been recognised in respect of unused tax losses of €4,246 million (2019: €4,272 million) and tax credits of €429 million (2019: €497 million), as it is not probable that there will be future taxable profits within the entities against which the losses and credits can be utilised. Of these losses €4,195 million (2019: €4,108 million) have expiry dates, the majority being corporate income tax losses in the Netherlands which expire between now and 2027.

Deferred tax assets have not been recognised in respect of other deductible temporary differences of €1,445 million (2019: €48 million) as it is not expected they will be utilised. Of these differences €1,193 million relates to limitation on the deduction of interest expenses. There is no expiry date for these differences.

At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was €2,097 million (2019: €2,476 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences, and it is probable that such differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

Movements in 2020 and 2019	€ million Assets 2020	€ million Assets 2019	€ million Liabilities 2020	€ million Liabilities 2019	€ million Total 2020	€ million Total 2019

Pensions and similar obligations	404	402	(324)	(130)	80	272

Provisions and accruals	408	495	290	261	698	756

Goodwill and intangible assets	330	248	(3,064)	(2,344)	(2,734)	(2,096)

Accelerated tax depreciation	(37)	(67)	(604)	(618)	(641)	(685)

Tax losses	161	153	29	31	190	184

Fair value gains	(1)	(14)	(51)	(36)	(52)	(50)

Fair value losses	27	–	18	15	45	15

Share-based payments	26	31	120	125	146	156

Lease liability	157	170	137	149	294	319

Right of use asset	(128)	(142)	(116)	(127)	(244)	(269)

Other	127	60	399	101	526	161

	1,474	1,336	(3,166)	(2,573)	(1,692)	(1,237)

Of which deferred tax to be recovered/(settled) after more than 12 months	1,230	1,030	(3,311)	(2,681)	(2,081)	(1,651)

Unilever Annual Report on Form 20-F 2020	133

6C. Tax on items recognised in equity or other comprehensive income

Income tax is recognised in equity or other comprehensive income for items recognised directly in equity or other comprehensive income.

Tax effects directly recognised in equity or other comprehensive income were as follows:

Movements in 2020 and 2019	€ million Before tax 2020	€ million Tax (charge)/ credit 2020	€ million After tax 2020	€ million Before tax 2019	€ million Tax (charge)/ credit 2019	€ million After tax 2019

Gains/(losses) on:

Equity instruments at fair value through other comprehensive income	77	1	78	35	(6)	29

Cash flow hedges	87	(27)	60	198	(22)	176

Remeasurements of defined benefit pension plans	250	(35)	215	381	(28)	353

Currency retranslation gains/(losses)	(2,646)	56	(2,590)	6	(21)	(15)

	(2,232)	(5)	(2,237)	620	(77)	543

7. Combined earnings per share

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury shares.

In calculating diluted earnings per share and underlying earnings per share, a number of adjustments are made to the number of shares, principally, the exercise of share plans by employees.

Underlying earnings per share is calculated as underlying profit attributable to shareholders’ equity divided by the diluted average number of ordinary shares. In calculating underlying profit attributable to shareholders’ equity, net profit attributable to shareholders’ equity is adjusted to eliminate the post-tax impact of non-underlying items in operating profit and any other significant unusual items within net profit but not operating profit.

Earnings per share for total operations for the 12 months were as follows:

	€ 2020	€ 2019	€ 2018

Basic earnings per share	2.13	2.15	3.49

Diluted earnings per share	2.12	2.14	3.48

Underlying earnings per share	2.48	2.55	2.35

	Millions of share units
Calculation of average number of share units(a)	2020	2019	2018

Average number of shares: PLC	1,351.1	1,175.5	1,264.0

NV	1,278.1	1,598.0	1,714.7

Less treasury shares held by employee share trusts and companies	(8.9)	(157.0)	(295.4)

Average number of shares – used for basic earnings per share	2,620.3	2,616.5	2,683.3

Add dilutive effect of share-based compensation plans	9.5	10.2	11.5

Diluted average number of shares – used for diluted and underlying earnings per share	2,629.8	2,626.7	2,694.8

(a)

In the calculation of the weighted average number of share units, NV shares are included only for the period they were issued (until 29 November 2020). Following Unification, all NV shares were cancelled and the shareholders of NV were issued PLC ordinary shares on a 1:1 ratio. Accordingly, there is no significant impact on the average number of share units as a result of Unification.

Calculation of earnings	Notes	€ million 2020	€ million 2019	€ million 2018

Net profit		6,073	6,026	9,788

Non-controlling interests		(492)	(401)	(419)

Net profit attributable to shareholders’ equity – used for basic and diluted earnings per share		5,581	5,625	9,369

Post tax impact of non-underlying items	3	951	1,063	(3,024)

Underlying profit attributable to shareholders’ equity – used for underlying earnings per share		6,532	6,688	6,345

134	Unilever Annual Report on Form 20-F 2020

Notes to the Consolidated Financial Statements Unilever Group continued

8. Dividends on ordinary capital

Dividends are recognised on the date that the shareholder’s right to receive payment is established. This is generally the date when the dividend is declared.

Dividends on ordinary capital during the year	€ million 2020	€ million 2019	€ million 2018

PLC dividends	(1,911)	(1,871)	(1,819)

NV dividends(a)	(2,389)	(2,352)	(2,262)

	(4,300)	(4,223)	(4,081)

(a)	Amount relates to NV dividends paid prior to Unification.

Four quarterly interim dividends were declared and paid during 2020 totalling €1.64 (2019: €1.62) per NV ordinary share and £1.45 (2019: £1.42) per PLC ordinary share.

A quarterly dividend of €1,125 million (2019: €1,073 million) was declared on 4 February 2021, to be paid in March 2021; £0.38 per PLC ordinary share (2019: £0.35). Total dividends declared in relation to 2020 were £1.48 (2019: £1.43) per PLC ordinary share.

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

The Group has ten cash generating units (CGUs) based on the three geographical areas and three divisions as well as a health and wellbeing CGU which was recognised in 2019 following the acquisition of the OLLY business.

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

Unilever Annual Report on Form 20-F 2020	135

9. Goodwill and intangible assets continued

	€ million	€ million	€ million	€ million	€ million

		Indefinite-life	Finite-life intangible assets
Movements during 2020	Goodwill	intangible assets	Software	Other	Total

Cost

1 January 2020	19,246	12,121	2,991	1,161	35,519

Additions through business combinations(a)	2,407	4,244	–	(31)	6,620

Disposal of businesses	(1)	–	–	–	(1)

Additions	–	–	156	2	158

Disposals and other movements	–	–	(144)	–	(144)

Hyperinflationary adjustment	(38)	(5)	–	–	(43)

Currency retranslation	(1,496)	(940)	(184)	(58)	(2,678)

31 December 2020	20,118	15,420	2,819	1,074	39,431

Accumulated amortisation and impairment

1 January 2020	(1,179)	(212)	(2,292)	(807)	(4,490)

Amortisation/impairment for the year	–	–	(279)	(54)	(333)

Disposals and other movements	–	–	139	–	139

Currency retranslation	3	1	150	40	194

31 December 2020	(1,176)	(211)	(2,282)	(821)	(4,490)

Net book value 31 December 2020(b)	18,942	15,209	537	253	34,941

	€ million	€ million	€ million	€ million	€ million

		Indefinite-life	Finite-life intangible assets
Movements during 2019	Goodwill	intangible assets	Software	Other	Total

Cost

1 January 2019	18,502	11,247	2,689	1,103	33,541

Additions through business combinations	444	726	–	50	1,220

Disposal of businesses	(2)	(1)	–	(5)	(8)

Reclassification to held for sale	(2)	–	–	–	(2)

Additions	–	–	205	3	208

Disposals	–	–	(11)	(2)	(13)

Currency retranslation	313	150	108	12	583

Hyperinflationary adjustment	(9)	(1)	–	–	(10)

31 December 2019	19,246	12,121	2,991	1,161	35,519

Accumulated amortisation and impairment

1 January 2019	(1,161)	(212)	(1,927)	(748)	(4,048)

Amortisation/impairment for the year	(18)	–	(296)	(56)	(370)

Disposals of group companies	–	–	–	5	5

Disposals	–	–	5	1	6

Currency retranslation	–	–	(74)	(9)	(83)

31 December 2019	(1,179)	(212)	(2,292)	(807)	(4,490)

Net book value 31 December 2019(b)	18,067	11,909	699	354	31,029

(a)

Includes the provisional fair value of goodwill and intangibles for acquisitions made in 2020 as well as subsequent changes to the fair value of goodwill and intangibles for acquisitions made in 2019 where the initial acquisition accounting was provisional at the end of 2019. See note 21 for further details.

(b)

Within indefinite-life intangible assets there are four existing brands that have a significant carrying value: Horlicks €2,718 million (2019: €nil), Knorr €1,744 million (2019: €1,816 million), Carver Korea €1,468 million (2019: €1,509 million) and Hellmann’s €1,112 million (2019: €1,220 million). The Horlicks brand was acquired in 2020 and the valuation is provisional.

Impairment

We have tested goodwill and indefinite-life intangible assets for impairment. No impairment was identified. In 2019, a €18 million charge was recognised in non-underlying items within the ‘impairments’ line (see note 3 on pages 121 and 122). This related to goodwill of a local business classified to held for sale.

136	Unilever Annual Report on Form 20-F 2020

Notes to the Consolidated Financial Statements Unilever Group continued

9. Goodwill and intangible assets continued

Significant CGUs

The goodwill and indefinite-life intangible assets held in the CGUs relating to Foods & Refreshment Europe, Foods & Refreshment The Americas, Foods & Refreshment Asia/AMET/RUB, Beauty & Personal Care The Americas and Beauty & Personal Care Asia/AMET/RUB are considered significant within the total carrying amounts of goodwill and indefinite-life intangible assets at 31 December 2020.

	2020 CGUs		2019 CGUs
	€ billion	€ billion	€ billion	€ billion
		Indefinite-life		Indefinite-life
	Goodwill	intangible assets	Goodwill	intangible assets

Foods & Refreshment Europe	4.0	1.7	4.1	1.7

Foods & Refreshment The Americas	3.4	1.9	4.0	2.1

Foods & Refreshment Asia/AMET/RUB(a)	3.7	3.7	1.9	0.5

Beauty & Personal Care The Americas	3.8	3.1	4.3	3.1

Beauty & Personal Care Asia/AMET/RUB	1.6	1.9	1.7	2.0

Total significant CGUs	16.5	12.3	16.0	9.4

Others(b)	2.4	2.9	2.1	2.5

Total CGUs	18.9	15.2	18.1	11.9

(a)	The Main Horlicks Acquisition increased goodwill by €2.0 billion and indefinite-life intangible assets by €3.3 billion in 2020. These values are provisional.
(b)	Included within Others are individually insignificant amounts of goodwill and intangible assets that have been allocated between multiple cash generating units.

Key assumptions

The recoverable amount of each CGU has been calculated based on its value in use, estimated as the present value of projected future cash flows.

The growth rates and margins for the significant CGUs are set out below:

For the year 2020	Foods & Refreshment Europe	Foods & Refreshment The Americas	Foods & Refreshment Asia/AMET/RUB	Beauty & Personal Care The Americas	Beauty & Personal Care Asia/AMET/RUB

Longer-term sustainable growth rates	1.1%	1.7%	3.9%	1.7%	3.9%

Average near-term nominal growth rates	(1.0)%	0.1%	4.9%	2.5%	3.4%

Average operating margins	13%	15%	16%	22%	22%

For the year 2019	Foods & Refreshment Europe	Foods & Refreshment The Americas	Foods & Refreshment Asia/AMET/RUB	Beauty & Personal Care The Americas	Beauty & Personal Care Asia/AMET/RUB

Longer-term sustainable growth rates	1.1%	1.7%	3.9%	1.7%	3.9%

Average near-term nominal growth rates	1.2%	(1.2)%	6.5%	1.6%	5.3%

Average operating margins	16%	15%	18%	21%	22%

Projected cash flows include specific estimates for a period of five years. The growth rates and operating margins used to estimate cash flows for the first five years are based on past performance and on the Group’s three-year strategic plan, which includes the impact on our business of climate change and activities we are undertaking to reduce carbon emissions, extended to years four and five.

The estimated cash flows after year five are extrapolated using a longer-term sustainable growth rate, which is determined as the lower of our own three-year average market growth projection and external forecasts for the relevant market.

In 2020, the projected cash flows are discounted using pre-tax discount rates in the range between 6.0%-7.4% (2019: 7.4%). The discount rates are specific to each CGU and are determined based on the weighted average cost of capital, including a market risk premium.

There are no reasonably possible changes in key assumptions that would cause the carrying amount of a CGU to exceed its recoverable amount.

Unilever Annual Report on Form 20-F 2020	137

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

Owned assets
Owned assets are initially measured at historical cost. Depreciation is provided on a straight-line basis over the expected average useful lives of the assets. Residual values are reviewed at least annually. Estimated useful lives by major class of assets are as follows:
◾ freehold buildings (no depreciation on freehold land)	40 years
◾ leasehold land and buildings	40 years (or life of lease if less)
◾ plant and equipment	2–20 years

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

Depreciation is provided on a straight-line basis from the commencement date of the lease to the end of the lease term.

Property, plant and equipment	Notes	€ million 2020	€ million 2019

Owned assets	10A	8,909	10,249

Leased assets	10B	1,649	1,813

Total		10,558	12,062

10A. Owned assets

Movements during 2020	€ million Land and buildings	€ million Plant and equipment	€ million Total

Cost

1 January 2020	4,498	15,844	20,342

Additions through business combinations	122	44	166

Additions	107	756	863

Disposals and other movements	(90)	(901)	(991)

Hyperinflationary adjustment	(18)	(27)	(45)

Reclassification as held for sale	(19)	(81)	(100)

Currency retranslation	(397)	(1,330)	(1,727)

31 December 2020	4,203	14,305	18,508

Accumulated depreciation

1 January 2020	(1,479)	(8,614)	(10,093)

Depreciation charge for the year	(135)	(1,093)	(1,228)

Disposals and other movements	54	814	868

Hyperinflationary adjustment	6	20	26

Reclassification as held for sale	11	60	71

Currency retranslation	103	654	757

31 December 2020	(1,440)	(8,159)	(9,599)

Net book value 31 December 2020(a)	2,763	6,146	8,909

Includes capital expenditures for assets under construction	75	660	735

The Group has commitments to purchase property, plant and equipment of €251 million (2019: €264 million).

138	Unilever Annual Report on Form 20-F 2020

Notes to the Consolidated Financial Statements Unilever Group continued

10A. Owned assets continued

Movements during 2019	€ million Land and buildings	€ million Plant and equipment	€ million Total

Cost

1 January 2019	4,386	15,216	19,602

Additions through business combinations	7	28	35

Additions	175	1,141	1,316

Disposals and other movements	(72)	(649)	(721)

Hyperinflationary adjustment	(3)	(28)	(31)

Reclassification as held for sale	(63)	(116)	(179)

Currency retranslation	68	252	320

31 December 2019	4,498	15,844	20,342

Accumulated depreciation

1 January 2019	(1,390)	(7,998)	(9,388)

Depreciation charge for the year	(134)	(1,022)	(1,156)

Disposals and other movements	28	456	484

Hyperinflationary adjustment	5	30	35

Reclassification as held for sale	38	81	119

Currency retranslation	(26)	(161)	(187)

31 December 2019	(1,479)	(8,614)	(10,093)

Net book value 31 December 2019(a)	3,019	7,230	10,249

Includes capital expenditures for assets under construction	78	872	950

(a)	Includes €347 million (2019: €319 million) of freehold land.

10B. Leased assets

Movements during 2020	€ million Land and buildings	€ million Plant and equipment	€ million Total

Cost

1 January 2020	2,874	827	3,701

Additions through business combinations	30	3	33

Additions	390	189	579

Disposals and other movements	(436)	(188)	(624)

Hyperinflationary adjustment	(3)	–	(3)

Currency retranslation	(216)	(63)	(279)

31 December 2020	2,639	768	3,407

Accumulated depreciation

1 January 2020	(1,397)	(491)	(1,888)

Depreciation charge for the year	(315)	(142)	(457)

Disposals and other movements	300	150	450

Currency retranslation	101	36	137

31 December 2020	(1,311)	(447)	(1,758)

Net book value 31 December 2020	1,328	321	1,649

Unilever Annual Report on Form 20-F 2020	139

10B. Leased assets continued

Movements during 2019	€ million Land and buildings	€ million Plant and equipment	€ million Total

Cost

1 January 2019	2,770	816	3,586

Additions	278	174	452

Disposals and other movements	(240)	(180)	(420)

Hyperinflationary adjustment	23	–	23

Currency retranslation	43	17	60

31 December 2019	2,874	827	3,701

Accumulated depreciation

1 January 2019	(1,241)	(471)	(1,712)

Depreciation charge for the year	(297)	(159)	(456)

Disposals and other movements	154	150	304

Hyperinflationary adjustment	9	–	9

Currency retranslation	(22)	(11)	(33)

31 December 2019	(1,397)	(491)	(1,888)

Net book value 31 December 2019	1,477	336	1,813

Our leases mainly comprise of land and buildings and plant and equipment. The Group leases land and buildings for manufacturing, warehouse facilities and office space and also sublets some property. Plant and equipment includes leases for vehicles.

The Group has recognised in the income statement, a charge of €96 million (2019: €97 million) for short-term leases and €77 million (2019: €79 million) on leases for low-value assets.

During the year, the Group recognised an income of €19 million (2019: €25 million) from sublet properties.

Cash flows: The total cash outflows for leases was €525 million (2019: €534 million).

Lease liabilities: Lease liabilities are shown in note 15 on pages 143 and 147.

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

Biological assets are measured at fair value less costs to sell with any changes recognised in the income statement.

	€ million 2020	€ million 2019

Interest in net assets of joint ventures	29	35

Interest in net assets of associates	34	37

Long-term trade and other receivables(a)	465	380

Fair value of biological assets	12	17

Other non-current assets(b)	391	184

	931	653

(a)	Mainly relates to indirect tax receivables where we do not have the contractual right to receive payment within 12 months.
(b)

Includes direct tax assets, withholding tax assets, interest on tax assets and contingent assets. During 2020 contingent assets of €73 million were recognised as part of the Horlicks acquisition, see note 21 for further details.

140	Unilever Annual Report on Form 20-F 2020

Notes to the Consolidated Financial Statements Unilever Group continued

11. Other non-current assets continued

Movements during 2020 and 2019	€ million 2020	€ million 2019

Joint ventures(a)

1 January	35	14

Additions	1	–

Dividends received/reductions	(182)	(158)

Share of net profit/(loss)	177	179

Currency retranslation	(2)	–

31 December	29	35

Associates(b)

1 January	37	40

Additions	1	1

Dividend received/reductions	–	–

Share of net profit/(loss)	(2)	(3)

Currency retranslation	(2)	(1)

31 December	34	37

(a)

Our principal joint ventures are Unilever FIMA Lda for Portugal, Binzagr Unilever Distribution and Al Gurg Unilever for Middle East, the Pepsi/Lipton Partnership for the US and Pepsi Lipton International Ltd for the rest of the world.

(b)	Associates as at 31 December 2020 primarily comprise our investments in Langholm Capital Partners.

The joint ventures and associates have no contingent liabilities to which the Group is exposed, and the Group has no contingent liabilities in relation to its interests in the joint ventures and associates.

The Group has no outstanding capital commitments to joint ventures.

Outstanding balances with joint ventures and associates are shown in note 23 on page 166.

12. Inventories

Inventories are valued at the lower of weighted average cost and net realisable value. Cost comprises direct costs and, where appropriate, a proportion of attributable production overheads. Net realisable value is the estimated selling price less the estimated costs necessary to make the sale.

Inventories	€ million 2020	€ million 2019

Raw materials and consumables	1,523	1,399

Finished goods and goods for resale	3,223	3,053

Total inventories	4,746	4,452

Provision for inventories	(284)	(288)

	4,462	4,164

Provisions for inventories	€ million 2020	€ million 2019

1 January	288	205

Charge to income statement	116	153

Reduction/releases	(97)	(71)

Currency translations	(26)	–

Others(a)	3	1

31 December	284	288

(a) Others include the amount relating to the acquisition/disposal of businesses.

Inventories with a value of €204 million (2019: €159 million) are carried at net realisable value, this being lower than cost. During 2020, a total expense of €381 million (2019: €363 million) was recognised in the income statement for inventory write downs and losses.

Unilever Annual Report on Form 20-F 2020	141

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

Trade and other current receivables	€ million 2020	€ million 2019

Due within one year

Trade receivables(a)	3,433	4,916

Prepayments and accrued income	423	579

Other receivables	1,083	1,200

	4,939	6,695

(a)

2020 includes €61 million (2019: €698 million) due from KKR as a result of an arrangement following the sale of the global spreads business (excluding Southern Africa) where Unilever provided services to KKR for two years from completion of the disposal. See also trade payables on page 142.

Included within trade receivables are discounts due to our customers of €2,082 million (2019: €2,423 million). The decrease from 2019 is primarily driven by differences in the timing of promotional activities and the settlement of customer invoices compared to last year. Other receivables comprise financial assets of €214 million (2019: €208 million), and non-financial assets of €869 million (2019: €992 million). Financial assets include supplier and customer deposits, employee advances and certain derivatives. Non-financial assets mainly consist of reclaimable sales tax of €561 million (2019: €584 million).

Ageing of trade receivables	€ million 2020	€ million 2019

Not overdue	2,849	3,856

Past due less than three months	481	827

Past due more than three months but less than six months	99	186

Past due more than six months but less than one year	73	94

Past due more than one year	124	164

Total trade receivables	3,626	5,127

Impairment provision for trade receivables	(193)	(211)

	3,433	4,916

The total impairment provision includes €193 million (2019: €211 million) for current trade receivables, €20 million (2019: €26 million) for other current receivables and €63 million (2019: €84 million) for non-current trade and other receivables.

Impairment provision for total trade and other receivables	€ million 2020	€ million 2019

1 January	321	214

Charge to income statement	66	79

Reduction/releases	(68)	(54)

Reclassifications(a)	1	86

Currency translations	(44)	(4)

31 December	276	321

(a) 2019 includes an amount transferred from provisions relating to Brazil indirect taxes.

142	Unilever Annual Report on Form 20-F 2020

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

Other liabilities
Other liabilities are initially recognised at fair value less any directly attributable transaction costs. Subsequent measurement depends on the type of liability:
◾ accruals are subsequently measured at amortised cost, using the effective interest method;
◾ social security and sundry taxes are subsequently measured at amortised cost, using the effective interest method;
◾ deferred consideration is subsequently measured at fair value with changes in the income statement as explained below; and
◾ others are subsequently measured either at amortised cost, using the effective interest method or at fair value, with changes being recognised in the income statement.

Deferred Consideration
Deferred consideration represents any payments to the sellers of a business that occur after the acquisition date. These typically comprise contingent consideration and fixed deferred consideration:
◾ fixed deferred consideration is a payment with a due date after acquisition that is not dependent on future conditions; and
◾ contingent consideration is a payment which is dependent on certain conditions being met in the future and is often variable.

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

We do not consider the fair values of trade payables and other liabilities to be significantly different from their carrying values.

Trade payables and other liabilities	€ million 2020	€ million 2019

Current: due within one year

Trade payables(a)	8,375	9,190

Accruals	4,266	4,153

Social security and sundry taxes	401	507

Deferred consideration	43	39

Others	1,047	879

	14,132	14,768

Non-current: due after more than one year

Accruals	81	117

Deferred consideration	121	169

Others	33	53

	235	339

Total trade payables and other liabilities	14,367	15,107

(a)

2020 includes €5 million (2019: €359 million) due to KKR as a result of an arrangement following the sale of the global spreads business (excluding Southern Africa). Unilever provided services to KKR for two years from completion of the disposal and paid KKR for amounts collected on its behalf. See also trade receivables on page 141.

Included within trade payables and other liabilities are discounts due to our customers of €1,770 million (2019: €1,053 million). The increase from 2019 is primarily driven by differences in the timing of promotional activities and the settlement of customer invoices compared to last year.

Included within others are IT and consulting services.

Deferred Consideration

At 31 December 2020 the total balance of deferred consideration for acquisitions is €164 million (2019: €208 million), which includes contingent consideration of €140 million (2019: €154 million). These contingent consideration payments are dependent on acquired businesses achieving contractually agreed financial targets (mainly relates to cumulative increases in turnover and profit before tax) and fall due up until 2025, with a maximum contractual amount of €718 million.

Supplier financing arrangements for trade payables

Some of our suppliers elect to factor some of their receivables from the Group with financial institutions. In some instances we provide suppliers and/ or banks with visibility of invoices approved for payment, which helps them receive cash from the bank before the invoice due date, if they choose to do so. Payment dates and terms for Unilever do not vary based on whether the supplier chooses to factor their receivable. If a receivable is purchased by a third party bank, that third party bank does not benefit from additional security when compared to the security originally enjoyed by the supplier. The Group evaluates these arrangements to assess if the payable holds the characteristics of a trade payable or should be classified as a financial liability. At 31 December 2020 and 31 December 2019 all such liabilities were classified as trade payables.

Unilever Annual Report on Form 20-F 2020	143

15. Capital and funding

Ordinary shares
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

Share-based compensation
The Group operates a number of share-based compensation plans involving awards of ordinary shares. Full details of these plans are given in note 4C on pages 129 and 130.

Unification reserve
The Group recognised a separate Unification Reserve within Equity as a result of PLC Share Premium that arose from Unification.

Other reserves
Other reserves include the fair value reserve, the foreign currency translation reserve, the capital redemption reserve and treasury shares.

Shares held by employee share trusts and group companies

An employee share trust and group companies purchase and hold shares to satisfy performance shares granted and other share awards (see note 4C). The assets and liabilities of the trust and shares held by the trust and group companies are included in the consolidated financial statements. The book value of shares held is deducted from other reserves, and the trust’s borrowings are included in the Group’s liabilities. The costs of the trust are included in the results of the Group. The shares held by the trust and group companies are excluded from the calculation of earnings per share.

Financial liabilities

Financial liabilities are initially recognised at fair value, less any directly related transaction costs. When bonds are designated as being part of a fair value hedge relationship in those cases bonds are carried at amortised cost, adjusted for the fair value of the risk being hedged, with changes in value shown in profit and loss. Other financial liabilities, excluding derivatives, are subsequently carried at amortised cost, with the exception of:

◾ financial liabilities which the Group has elected to measure at fair value through profit or loss;
◾ derivative financial liabilities – see note 16 on page 149; and
◾ contingent consideration recognised by an acquirer in a business combination to which IFRS 3 applies. Such contingent consideration is subsequently measured at fair value through profit or loss.

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

The Group’s Treasury activities are designed to:
◾ maintain a competitive balance sheet in line with at least A/A2 rating (see below);
◾ secure funding at lowest costs for the Group’s operations, M&A activity and external dividend payments (see below);
◾ protect the Group’s financial results and position from financial risks (see note 16);
◾ maintain market risks within acceptable parameters, while optimising returns (see note 16); and
◾ protect the Group’s financial investments, while maximising returns (see note 17)

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

Key instruments used by the treasury department are:
◾ short-term and long-term borrowings;
◾ cash and cash equivalents; and
◾ plain vanilla derivatives, including cross currency interest rate swaps and foreign exchange contracts.

The Treasury department maintains a list of approved financial instruments. The use of any new instrument must be approved by the Chief Financial Officer. The use of leveraged instruments is not permitted.

Unilever considers the following components of its balance sheet to be managed capital:
◾ total equity – retained profit, other reserves, share capital, share premium, non-controlling interests (notes 15A and 15B);
◾ short-term debt – current financial liabilities (note 15C); and
◾ long-term debt – non-current financial liabilities (note 15C).

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

Our current long-term credit rating is A+/A1 and our short-term credit rating is A1/P1. We aim to maintain a competitive balance sheet which we consider to be the equivalent of a credit rating of at least A/A2 in the long term. This provides us with:
◾ appropriate access to the debt and equity markets;
◾ sufficient flexibility for acquisitions;
◾ sufficient resilience against economic and financial uncertainty while ensuring ample liquidity; and
◾ optimal weighted average cost of capital, given the above constraints.

Unilever monitors the qualitative and quantitative factors utilised by the rating agencies. This information is publicly available and is updated by the credit rating agencies on a regular basis.

144	Unilever Annual Report on Form 20-F 2020

Notes to the Consolidated Financial Statements Unilever Group continued

15. Capital and funding continued

15A. Share capital

Unilever N.V.	Authorised 2020 € million	Issued, called up and fully paid(a) 2020 € million	Authorised 2019 € million	Issued, called up and fully paid 2019 € million

NV ordinary shares of €0.16 each	–	–	480	274

NV ordinary shares of €428.57 each

(shares numbered 1 to 2,400 – ‘Special Shares’)	–	–	1	1

Internal holdings eliminated on consolidation (€428.57 shares)	–	–	–	(1)

Cancellation of treasury shares(b)	–	–	–	(41)

	–	–	481	233

Unilever PLC		£ million		£ million

PLC ordinary shares of 3 1/9p each		36.4		37.0

PLC deferred stock of £1 each		–		0.1

Internal holding eliminated on consolidation (£1 stock)		–		(0.1)

Shares issued to NV shareholders(c)		45.4		–

Cancellation of treasury shares(b)		–		(0.6)

		81.8		36.4

		€ million		€ million

Euro equivalent in millions(d)		92		187

Unilever Group		€ million		€ million

Ordinary share capital of NV(c)		–		233

Ordinary share capital of PLC(c)		92		187

		92		420

(a)

At 31 December 2020, 2,629,243,772 of PLC ordinary shares were in issue, no NV shares were in issue. The NV special ordinary shares and PLC deferred stock were cancelled before Unification. At 31 December 2019, 1,168,530,650 of PLC ordinary shares, 100,000 of PLC deferred stock, 1,460,714,804 of NV ordinary shares and 2,400 of NV special ordinary shares were in issue.

(b)	At 31 December 2019, 254,012,896 of NV ordinary shares and 18,660,634 of PLC ordinary shares that were repurchased as part of the share buyback programme in 2018 and prior years were cancelled.
(c)	As a result of Unification, the shareholders of NV were issued 1,460,713,122 PLC ordinary shares, and all NV shares in issue were cancelled.
(d)

Prior to Unification, a conversion rate of £1 = €5.143 was used in accordance with the Equalisation Agreement, which ceased to exist as a result of Unification. The ordinary share capital of PLC is now translated using the conversion rate at 29 November 2020 of £1 = € 1.121. The difference between the conversion rates was released through Other Reserves as presented in the “Other effects of Unification” line in the Statement of Changes in Equity.

A nominal dividend of 6% was paid on the PLC deferred stock in 2020.

15B. Equity

Basis of consolidation

Unilever is the majority shareholder of all material subsidiaries and has control in all cases. Information in relation to significant subsidiaries is provided on page 167.

Subsidiaries with significant non-controlling interests

Unilever has one subsidiary company which has a material non-controlling interest, Hindustan Unilever Limited (HUL). Summary financial information in relation to HUL is shown below.

HUL balance sheet as at 31 December	€ million 2020	€ million 2019

Non-current assets	6,173	1,030

Current assets	1,258	1,438

Current liabilities	(1,127)	(1,117)

Non-current liabilities	(1,139)	(332)

HUL comprehensive income for the year ended 31 December

Turnover	4,957	4,937

Profit after tax	866	730

Total comprehensive income	374	740

Unilever Annual Report on Form 20-F 2020	145

15B. Equity continued

HUL cash flow for the year ended 31 December	€ million 2020	€ million 2019

Net increase/(decrease) in cash and cash-equivalents	48	145

HUL non-controlling interest

1 January	(328)	(299)

Share of (profit)/loss for the year ended 31 December	(319)	(239)

Other comprehensive income	3	(6)

Dividend paid to the non-controlling interest	392	218

Currency translation	192	(2)

Net gain arising from Horlicks acquisition	(1,918)	–

31 December	(1,978)	(328)

Analysis of other reserves

	€ million Total 2020	€ million Total 2019	€ million Total 2018

Fair value reserves – see next page	250	110	(123)

Currency retranslation of group companies – see next page	(7,068)	(4,712)	(4,694)

Adjustment on translation of PLC’s ordinary capital(b)	–	(148)	(150)

Capital redemption reserve	21	37	32

Book value of treasury shares – see following table	(483)	(703)	(10,181)

Other(a)	(202)	(158)	(102)

	(7,482)	(5,574)	(15,218)

(a)	Relates to the options to purchase non-controlling interest in subsidiaries and hyperinflation adjustment arising on current year profit translated at closing exchange rate.
(b)

Prior to Unification, a conversion rate of £1 = €5.143 was used in accordance with the Equalisation Agreement, which ceased to exist as a result of Unification. The ordinary share capital of PLC is now translated using the conversion rate at 29 November 2020 of £1 = € 1.121. The difference between the conversion rates was released through Other Reserves as presented in the “Other effects of Unification” line in the Statement of Changes in Equity.

Unilever acquired none of its own shares (2019: 3,754,000 shares) through purchases on the stock exchanges during the year and prior to Unification. Out of the 7,266,666 shares held as treasury shares in connection with share-based compensation plans and which formed part of other reserves as at 29 November 2020, 5,884,511 shares were transferred to an employee share trust at their carrying value, prior to Unification. The shares held by the employee share trust are shown as deduction from other reserves.

At 31 December 2020, 5,884,511 shares were held by employee share ownership trust and 1,382,155 shares were held by other group companies in connection with share-based compensation plans. The total number of treasury shares held in connection with share-based compensation plans at 31 December 2019 was 12,419,009 shares. (See note 4C on pages 129 and 130).

Treasury shares – movements during the year	€ million 2020	€ million 2019

1 January	(703)	(10,181)

Cancellation of NV and PLC shares	–	9,416

Other purchases and utilisations	220	64

Adjustment on translation of PLC’s ordinary capital	–	(2)

31 December(a)	(483)	(703)

(a)

Shortly before Unification 4,523,367 NV and PLC ordinary shares, 892,155 NV NYRSs and 468,989 PLC ADSs held by NV in connection with share-based compensation plans were transferred to an employee share ownership trust at their carrying value. See note 4C for details.

146	Unilever Annual Report on Form 20-F 2020

Notes to the Consolidated Financial Statements Unilever Group continued

15B. Equity continued

Currency retranslation reserve – movements during the year	€ million 2020	€ million 2019

1 January	(4,712)	(4,694)

Currency retranslation of group companies net assets and liabilities during the year	(1,490)	(341)

Movement in net investment hedges and exchange differences in net investments in foreign operations	(866)	326

Recycled to income statement	–	(3)

31 December	(7,068)	(4,712)

Fair value reserves – movements during the year	€ million 2020	€ million 2019

1 January	110	(123)

Movements in Other comprehensive income, net of tax

Gains/(losses) on equity instruments	68	25

Gains/(losses) on cash flow hedges	62	176

Hedging gains/(losses) transferred to non-financial assets	10	32

31 December	250	110

Refer to the consolidated statement of comprehensive income on page 112, the consolidated statement of changes in equity on page 113, and note 6C on page 133.

Remeasurement of defined benefit pension plans net of tax	€ million 2020	€ million 2019

1 January	(1,146)	(1,499)

Movement during the year	215	353

31 December	(931)	(1,146)

Refer to the consolidated statement of comprehensive income on page 112, the consolidated statement of changes in equity on page 113, note 4B from pages 123 to 129 and note 6C on page 133.

Currency retranslation gains/(losses) – movements during the year	€ million 2020	€ million 2019

1 January	(5,084)	(5,069)

Currency retranslation during the year:

Other reserves	(2,356)	(18)

Retained profit	(22)	2

Non-controlling interest	(212)	1

31 December	(7,674)	(5,084)

Share premium account

On 29 November 2020 PLC issued 1,460,713,122 PLC ordinary shares to former NV shareholders in return for the assets and liabilities of NV. The fair value of the consideration received has been determined as the NV market capitalisation as at that date and the excess over the nominal value of the shares that were issued is recognised as share premium.

Unilever Annual Report on Form 20-F 2020	147

15C. Financial liabilities

Financial liabilities(a)	€ million Current 2020	€ million Non-current 2020	€ million Total 2020	€ million Current 2019	€ million Non-current 2019	€ million Total 2019

Bank loans and overdrafts(b)	407	4	411	390	463	853

Bonds and other loans	3,499	21,086	24,585	3,677	21,355	25,032

Lease liabilities	380	1,391	1,771	383	1,536	1,919

Derivatives	58	257	315	116	154	270

Other financial liabilities(c)	117	106	223	125	58	183

	4,461	22,844	27,305	4,691	23,566	28,257

(a)

For the purposes of this note and note 17A, financial assets and liabilities exclude trade and other current receivables and trade payables and other liabilities which are covered in notes 13 and 14 respectively.

(b)	Bank loans and overdrafts include €2.6 million (2019: €Nil) of secured liabilities.
(c)	Includes options and other financial liabilities to acquire non-controlling interests in EAC Myanmar, USA, Japan, Italy and Hong Kong refer to note 21.

Reconciliation of liabilities arising from financing activities

			Non-cash movement
Movements in 2020 and 2019	Opening balance at 1 January € million	Cash movement € million	Business acquisi- tions/ disposals € million	Foreign exchange changes € million	Fair value changes € million	Other movements € million	Closing balance at 31 December € million

2020

Bank loans and overdrafts(a)	(853)	386	(1)	54	–	3	(411)

Bonds and other loans(a)	(25,032)	(658)	–	1,131	10	(36)	(24,585)

Lease liabilities(b)	(1,919)	473	(27)	142	–	(440)	(1,771)

Derivatives	(270)	–	–	–	(45)	–	(315)

Other financial liabilities(a)	(183)	–	–	(2)	20	(58)	(223)

Total	(28,257)	201	(28)	1,325	(15)	(531)	(27,305)

2019

Bank loans and overdrafts(a)	(814)	(29)	(1)	(9)	–	–	(853)

Bonds and other loans(a)	(23,391)	(1,273)	(3)	(365)	(1)	1	(25,032)

Lease liabilities(b)	(1,981)	452	(7)	(25)	–	(358)	(1,919)

Derivatives	(402)	–	–	–	132	–	(270)

Other financial liabilities(a)	(150)	30	–	(8)	–	(55)	(183)

Total	(26,738)	(820)	(11)	(407)	131	(412)	(28,257)

(a)

These cash movements are included within the following lines in the consolidated cash flow statement: net change in short-term borrowings, additional financial liabilities and repayment of financial liabilities. The difference of €10 million (2019: €64 million) represents cash movements in overdrafts that are not included in financing cash flows.

(b)

Lease liabilities cash movement is included within capital element of lease payments in the consolidated cash flow statement. The difference of €30 million (2019: €17 million) represents gain or loss from termination and modification of lease contracts.

148	Unilever Annual Report on Form 20-F 2020

Notes to the Consolidated Financial Statements Unilever Group continued

15C. Financial liabilities continued

Analysis of bonds and other loans

	€ million Total 2020	€ million Total 2019

Unilever PLC

1.125% Notes 2022 (£)	387	408

1.375% Notes 2024 (£)	276	292

1.875% Notes 2029 (£)	274	290

1.500% Notes 2026 (£)	550	580

1.500% Notes 2039 (€)	646	646

Total PLC	2,133	2,216

Other group companies

The Netherlands(a)

1.625% Notes 2033 (€)	793	792

1.750% Bonds 2020 (€)	–	750

0.500% Notes 2022 (€)	749	747

1.375% Notes 2029 (€)	744	743

1.125% Bonds 2027 (€)	697	697

1.125% Bonds 2028 (€)	695	694

0.875% Notes 2025 (€)	648	647

0.500% Bonds 2025 (€)	645	644

1.375% Notes 2030 (€)	643	642

0.375% Notes 2023 (€)	599	599

1.000% Notes 2027 (€)	598	598

1.000% Notes 2023 (€)	498	498

0.000% Notes 2021 (€)	499	498

0.500% Notes 2023 (€)	498	498

0.500% Notes 2024 (€)	496	495

0.000% Notes 2020 (€)	–	300

1.250% Notes 2025 (€)	999	–

1.750% Notes 2030 (€)	994	–

Switzerland

Other	16	24

United States

4.250% Notes 2021 ($)	812	892

5.900% Bonds 2032 ($)	809	883

2.900% Notes 2027 ($)	803	879

2.200% Notes 2022 ($)	689	755

1.800% Notes 2020 ($)	–	714

3.500% Notes 2028 ($)	641	703

2.000% Notes 2026 ($)	563	616

1.375% Notes 2021 ($)(b)	–	489

3.125% Notes 2023 ($)	445	488

2.100% Notes 2020 ($)	–	446

3.000% Notes 2022 ($)	406	444

3.250% Notes 2024 ($)	404	443

3.100% Notes 2025 ($)	403	442

2.600% Notes 2024 ($)	404	442

3.500% Bonds 2028 ($)	402	441

2.750% Bonds 2021 ($)	324	356

3.375% Notes 2025 ($)	283	309

7.250% Bonds 2026 ($)	238	260

6.625% Bonds 2028 ($)	189	206

5.150% Notes 2020 ($)	–	135

5.600% Bonds 2097 ($)	74	82

2.125% Notes 2029 ($)	683	749

2.600% Notes 2024 ($)	415	457

1.375% Notes 2030 ($)	395	–

0.375% Notes 2023 ($)	405	–

Commercial paper ($)	1,848	1,276

Other countries	6	43

Total other group companies	22,452	22,816

Total bonds and other loans	24,585	25,032

(a)	As part of Unification, these bonds which were previously issued by Unilever N.V. were transferred to Unilever Finance Netherlands B.V. with effect from 26 November 2020.
(b)	Bond repaid (Make-Whole) on 9 October 2020.

Information in relation to the derivatives used to hedge bonds and other loans within a fair value hedge relationship is shown in note 16.

Unilever Annual Report on Form 20-F 2020	149

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

(a)

Applying hedge accounting has not led to material ineffectiveness being recognised in the income statement for both 2020 and 2019. Fair value changes on basis spread is recorded in a separate account within equity.

The Group is exposed to the following risks that arise from its use of financial instruments, the management of which is described in the following sections:

◾	liquidity risk (see note 16A);
◾	market risk (see note 16B); and
◾	credit risk (see note 17B).

The Group’s risk management framework is established to set appropriate risk limits and controls, and to maintain adherence to these limits.

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

The Group’s funding strategy was supported by cash delivery from the business, coupled with the proceeds from bond issuances. Surplus cash balance have been invested conservatively with low risk counter-parties at maturities of less than six months. In its liquidity assessment the Group does not consider any supplier financing arrangements as these arrangements are non-recourse to Unilever and supplier payment dates and terms for Unilever do not vary based on whether the supplier chooses to use such financing arrangements.

Cash flow from operating activities provides the funds to service the financing of financial liabilities on a day-to-day basis. The Group seeks to manage its liquidity requirements by maintaining access to global debt markets through short-term and long-term debt programmes. In addition, Unilever has committed credit facilities for general corporate use.

On 31 December 2020 Unilever had undrawn revolving 364-day bilateral credit facilities in aggregate of $7,965 million (2019: $7,865 million) with a 364-day term out. As part of the regular annual process, the intention is that these facilities will again be renewed in 2021.

150	Unilever Annual Report on Form 20-F 2020

Notes to the Consolidated Financial Statements Unilever Group continued

16A. Management of liquidity risk continued

The following table shows Unilever’s contractually agreed undiscounted cash flows, including expected interest payments, which are payable under financial liabilities at the balance sheet date:

Undiscounted cash flows	€ million Due within 1 year	€ million Due between 1 and 2 years	€ million Due between 2 and 3 years	€ million Due between 3 and 4 years	€ million Due between 4 and 5 years	€ million Due after 5 years	€ million Total	€ million Net carrying amount as shown in balance sheet

2020

Non-derivative financial liabilities:

Bank loans and overdrafts	(413)	(2)	(1)	–	–	(1)	(417)	(411)

Bonds and other loans	(3,926)	(2,626)	(2,824)	(2,326)	(3,278)	(13,020)	(28,000)	(24,585)

Lease liabilities	(442)	(352)	(292)	(234)	(187)	(591)	(2,098)	(1,771)

Other financial liabilities	(117)	(12)	(33)	(23)	(51)	–	(236)	(223)

Trade payables, accruals and other liabilities	(13,585)	(46)	(15)	(17)	(4)	(32)	(13,699)	(13,699)

Deferred consideration	(60)	(12)	(76)	(35)	(8)	–	(191)	(164)

	(18,543)	(3,050)	(3,241)	(2,635)	(3,528)	(13,644)	(44,641)	(40,853)

Derivative financial liabilities:

Interest rate derivatives:								(257)

Derivative contracts – receipts	174	1,069	40	441	29	877	2,630

Derivative contracts – payments	(134)	(1,148)	(21)	(479)	(19)	(977)	(2,778)

Foreign exchange derivatives:								(158)

Derivative contracts – receipts	6,163	–	–	–	–	–	6,163

Derivative contracts – payments	(6,333)	–	–	–	–	–	(6,333)

Commodity derivatives:								(3)

Derivative contracts – receipts	–	–	–	–	–	–	–

Derivative contracts – payments	(3)	–	–	–	–	–	(3)

	(133)	(79)	19	(38)	10	(100)	(321)	(418)

Total	(18,676)	(3,129)	(3,222)	(2,673)	(3,518)	(13,744)	(44,962)	(41,271)

2019

Non-derivative financial liabilities:

Bank loans and overdrafts	(399)	(9)	(289)	(164)	–	(2)	(863)	(853)

Bonds and other loans	(4,169)	(2,661)	(2,745)	(2,449)	(2,454)	(14,431)	(28,909)	(25,032)

Lease liabilities	(432)	(392)	(302)	(242)	(191)	(720)	(2,279)	(1,919)

Other financial liabilities	(125)	–	(24)	(31)	(26)	–	(206)	(183)

Trade payables, accruals and other liabilities	(14,166)	(93)	(13)	(8)	(14)	(42)	(14,336)	(14,336)

Deferred consideration	(39)	(124)	(8)	–	(64)	–	(235)	(208)

	(19,330)	(3,279)	(3,381)	(2,894)	(2,749)	(15,195)	(46,828)	(42,531)

Derivative financial liabilities:

Interest rate derivatives:								(154)

Derivative contracts – receipts	776	164	805	37	478	957	3,217

Derivative contracts – payments	(756)	(141)	(797)	(17)	(473)	(949)	(3,133)

Foreign exchange derivatives:								(168)

Derivative contracts – receipts	8,783	–	–	–	–	–	8,783

Derivative contracts – payments	(8,952)	–	–	–	–	–	(8,952)

Commodity derivatives:								(4)

Derivative contracts – receipts	–	–	–	–	–	–	–

Derivative contracts – payments	(4)	–	–	–	–	–	(4)

	(153)	23	8	20	5	8	(89)	(326)

Total	(19,483)	(3,256)	(3,373)	(2,874)	(2,744)	(15,187)	(46,917)	(42,857)

The Group has sublet a small proportion of leased properties. Related future minimum sublease payments are €63 million (2019: €21 million).

Unilever Annual Report on Form 20-F 2020	151

16A. Management of liquidity risk continued

The following table shows cash flows for which cash flow hedge accounting is applied. The derivatives in the cash flow hedge relationships are expected to have an impact on profit and loss in the same periods as the cash flows occur.

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
		Due	Due	Due	Due			Net carrying
	Due	between	between	between	between	Due		amount of
	within	1 and	2 and	3 and	4 and	after		related
	1 year	2 years	3 years	4 years	5 years	5 years	Total	derivatives(a)

2020

Foreign exchange cash inflows	3,136	–	–	–	–	–	3,136	–

Foreign exchange cash outflows	(3,205)	–	–	–	–	–	(3,205)	(50)

Interest rate swaps cash inflows	403	1,077	488	436	24	849	3,277	–

Interest rate swaps cash outflows	(347)	(1,147)	(464)	(473)	(13)	(936)	(3,380)	(221)

Commodity contracts cash inflows	40	–	–	–	–	–	40	40

Commodity contracts cash outflows	(3)	–	–	–	–	–	(3)	(3)

2019

Foreign exchange cash inflows	2,254	–	–	–	–	–	2,254	–

Foreign exchange cash outflows	(2,259)	–	–	–	–	–	(2,259)	–

Interest rate swaps cash inflows	811	442	1,182	536	478	957	4,406	–

Interest rate swaps cash outflows	(756)	(347)	(1,147)	(464)	(473)	(949)	(4,136)	(29)

Commodity contracts cash inflows	31	–	–	–	–	–	31	31

Commodity contracts cash outflows	(4)	–	–	–	–	–	(4)	(4)

(a) See note 16C.

16B. Management of market risk

Unilever’s size and operations result in it being exposed to the following market risks that arise from its use of financial instruments:

◾	commodity price risk;
◾	currency risk; and
◾	interest rate risk.

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

At 31 December 2020, the Group had hedged its exposure to future commodity purchases with commodity derivatives valued at €276 million (2019: €439 million).

Hedges of future commodity purchases resulted in cumulative losses of €89 million (2019: losses of €52 million ) being reclassified to the income statement and losses of €66 million (2019: losses of €28 million) being recognised as a basis adjustment to inventory purchased.

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

A 10% increase in commodity prices as at 31 December 2020 would have led to a €35 million gain on the commodity derivatives in the cash flow hedge reserve (2019: €56 million gain in the cash flow hedge reserve).

A decrease of 10% in commodity prices on a full-year basis would have the equal but opposite effect.

152	Unilever Annual Report on Form 20-F 2020

Notes to the Consolidated Financial Statements Unilever Group continued

Potential impact of risk	Management policy and hedging strategy	Sensitivity to the risk

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

At 31 December 2020, the exposure to the Group from companies holding financial assets and liabilities other than in their functional currency amounted to €274 million (2019: €317 million).

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

Impact on income statement

A 10% strengthening of the respective functional currencies of group companies against the foreign currencies would have led to an additional €27 million gain in the income statement (2019: €32 million gain).

A 10% weakening of the respective functional currencies of group companies against the foreign currencies would have led to an equal but opposite effect.

As at year end, the Group had the below notional amount of currency derivatives outstanding to which cash flow hedge accounting is applied:

		Currency	2020	2019

		EUR*	(920)	(743)

		GBP	(414)	(325)

		USD	588	640

		SEK	(100)	(94)

		CAD	(110)	(108)

		PLN	(70)	(67)

		Others	(176)	(192)

		Total	(1,202)	(889)

		* Euro exposure relates to group companies having non-euro functional currencies.

		Impact on equity – trade-related cash flow hedges

		A 10% strengthening of foreign currencies against the respective functional currencies of group companies hedging future trade cash flows and applying cash flow hedge accounting, would have led to €120 million loss (2019: €89 million loss).

		A 10% weakening of the same would have led to an equal but opposite effect.

Currency risk on the Group’s net investments

The Group is also subject to currency risk in relation to the translation of the net investments of its foreign operations into euros for inclusion in its consolidated financial statements.

These net investments include Group financial loans, which are monetary items that form part of our net investment in foreign operations, of €9.2 billion (2019: €7.6 billion), of which €5.5 billion (2019: €3.5 billion) is denominated in GBP. In accordance with IAS 21, the exchange differences on these financial loans are booked through reserves.

Part of the currency exposure on the Group’s investments is also managed using US$ net investment hedges with a nominal value of €4.0 billion (2019: €4.0 billion) for US$.

At 31 December 2020, the net exposure of the net investments in foreign currencies amounts to €24.6 billion (2019: €22.0 billion).

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

Exchange risk related to the principal amount of the US$ denominated debt either forms part of hedging relationship itself, or is hedged through forward contracts.

Impact on equity – net investment hedges

A 10% strengthening of the euro against other currencies would have led to a €404 million (2019: €396 million) loss on the net investment hedges used to manage the currency exposure on the Group’s investments.

A 10% weakening of the euro against other currencies would have led to an equal but opposite effect.

Impact on equity – net investments in group companies

A 10% strengthening of the euro against all other currencies would have led to a €2,461 million negative retranslation effect (2019: €2,203 million negative retranslation effect).

A 10% weakening of the euro against all other currencies would have led to an equal but opposite effect. In line with accepted hedge accounting treatment and our accounting policy for financial loans, the retranslation differences would be recognised in equity.

Unilever Annual Report on Form 20-F 2020	153

Potential impact of risk	Management policy and hedging strategy	Sensitivity to the risk

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

Taking into account the impact of interest rate swaps, at 31 December 2020, interest rates were fixed on approximately 87% of the expected financial liabilities (excluding lease liabilities) for 2021, and 75% for 2022 (82% for 2020 and 73% for 2021 at 31 December 2019).

As at 31 December 2020, the Group had USD 3,700 million (2019: USD 4,500 million) of outstanding cross currency interest rate swaps (on which cash flow hedge accounting is applied).

As at 31 December 2020, the Group had USD 500 million (2019: Nil) of outstanding fixed to float interest rate swaps (on which fair value hedge accounting is applied).

The carrying amount of the hedged item recognised under ‘Bond and other loans’ is €395 million (2019: Nil), which includes accumulated amount of fair value hedge adjustment of €(10) million (2019: Nil).

For interest management purposes, transactions with a maturity shorter than six months from inception date are not included as fixed interest transactions.

The average interest rate on short-term borrowings in 2020 was 1.6% (2019: 2.5%).

Unilever’s interest rate management approach aims for an optimal balance between fixed and floating-rate interest rate exposures on expected financial liabilities. The objective of this approach is to minimise annual interest costs.

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

Impact on income statement

Assuming that all other variables remain constant, a 1.0 percentage point increase in floating interest rates on a full-year basis as at 31 December 2020 would have led to an additional €40 million of finance cost (2019: €37 million additional finance costs).

A 1.0 percentage point decrease in floating interest rates on a full-year basis would have an equal but opposite effect.

Impact on equity – cash flow hedges

Assuming that all other variables remain constant, a 1.0 percentage point increase in interest rates on a full-year basis as at 31 December 2020 would have led to an additional €11 million credit in equity from derivatives in cash flow hedge relationships (2019: €8 million credit).

A 1.0 percentage point decrease in interest rates on a full-year basis would have led to an additional €12 million debit in equity from derivatives in cash flow hedge relationships (2019: €8 million debit).

(a)	See the weighted average amount of financial liabilities with fixed rate interest shown in the following table.

The following table shows the split in fixed and floating-rate interest exposures, taking into account the impact of interest rate swaps and cross-currency swaps:

	€ million 2020	€ million 2019

Current financial liabilities	(4,461)	(4,691)

Non-current financial liabilities	(22,844)	(23,566)

Total financial liabilities	(27,305)	(28,257)

Less: lease liabilities	(1,771)	(1,919)

Financial liabilities (excluding lease liabilities)	(25,534)	(26,338)

Of which:

Fixed rate (weighted average amount of fixing for the following year)	(21,561)	(22,618)

154	Unilever Annual Report on Form 20-F 2020

Notes to the Consolidated Financial Statements Unilever Group continued

16C. Derivatives and hedging

The Group does not use derivative financial instruments for speculative purposes. The uses of derivatives and the related values of derivatives are summarised in the following table. Derivatives used to hedge:

	€ million	€ million		€ million	€ million	€ million		€ million	€ million
				Non-	Trade			Non-
	Trade	Current		current	payables	Current		current
	and other	financial		financial	and other	financial		financial
	receivables	assets		assets	liabilities	liabilities		liabilities	Total

31 December 2020

Foreign exchange derivatives

Fair value hedges	–	–		–	–	–		–	–

Cash flow hedges	24	–		–	(74)	–		–	(50)

Hedges of net investments in foreign operations	–	–		–	–	(149	)(a)	–	(149)

Hedge accounting not applied	14	54	(a)	–	(26)	91	(a)	–	133

Interest rate derivatives

Fair value hedges	–	–		–	–	–		(10)	(10)

Cash flow hedges	–	5		21	–	–		(247)	(221)

Hedge accounting not applied	–	–		–	–	–		–	–

Commodity contracts

Cash flow hedges	40	–		–	(3)	–		–	37

Hedge accounting not applied	–	–		–	–	–		–	–

	78	59		21	(103)	(58)		(257)	(260)

	Total assets			158	Total liabilities			(418)	(260)

31 December 2019

Foreign exchange derivatives

Fair value hedges	–	–		–	–	–		–	–

Cash flow hedges	38	–		–	(38)	–		–	–

Hedges of net investments in foreign operations	–	30	(a)	–	–	(14	)(a)	–	16

Hedge accounting not applied	5	(10	)(a)	–	(14)	(102	)(a)	–	(121)

Interest rate derivatives

Fair value hedges	–	–		–	–	–		–	–

Cash flow hedges	–	–		114	–	–		(143)	(29)

Hedge accounting not applied	–	–		–	–	–		(11)	(11)

Commodity contracts

Cash flow hedges	31	–		–	(4)	–		–	27

Hedge accounting not applied	–	–		–	–	–		–	–

	74	20		114	(56)	(116)		(154)	(118)

	Total assets			208	Total liabilities			(326)	(118)

(a)	Swaps that hedge the currency risk on intra-group loans and offset ‘Hedges of net investments in foreign operations’ are included within ‘Hedge accounting not applied’. See below for further details.

Unilever Annual Report on Form 20-F 2020	155

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

(i) Financial assets

The following financial assets are subject to offsetting, enforceable master netting arrangements and similar agreements.

Related amounts not set off in the balance sheet

	€ million	€ million	€ million	€ million	€ million	€ million
Gross amounts
		of recognised	Net amounts of
	Gross amounts of	financial assets	financial assets
	recognised	set off in the	presented in the	Financial	Cash collateral
As at 31 December 2020	financial assets	balance sheet	balance sheet	instruments	received	Net amount

Derivative financial assets	306	(148)	158	(91)	(16)	51

As at 31 December 2019

Derivative financial assets	253	(45)	208	(130)	(24)	54

(ii) Financial liabilities

The following financial liabilities are subject to offsetting, enforceable master netting arrangements and similar agreements.

Related amounts not set off in the balance sheet

	€ million	€ million	€ million	€ million	€ million	€ million
		Gross amounts	Net amounts
		of recognised	of financial
	Gross amounts	financial liabilities	liabilities
	of recognised	set off in the	presented in the	Financial	Cash collateral
As at 31 December 2020	financial liabilities	balance sheet	balance sheet	instruments	received	Net amount

Derivative financial liabilities	(566)	148	(418)	91	–	(327)

As at 31 December 2019

Derivative financial liabilities	(371)	45	(326)	130	–	(196)

156	Unilever Annual Report on Form 20-F 2020

Notes to the Consolidated Financial Statements Unilever Group continued

17. Investment and return

Cash and cash equivalents

Cash and cash equivalents in the balance sheet include deposits, investments in money market funds and highly liquid investments. To be classified as cash and cash equivalents, an asset must:

◾	be readily convertible into cash;
◾	have an insignificant risk of changes in value; and
◾	have a maturity period of typically three months or less at acquisition.

Cash and cash equivalents in the cash flow statement also include bank overdrafts and are recorded at amortised cost.

Other financial assets

The Group classifies its financial assets into the following measurement categories:

◾	those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss), and
◾	those to be measured at amortised cost.

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

Debt instruments

The subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories that debt instruments are classified as:

◾	financial assets at amortised cost;
◾	financial assets at fair value through other comprehensive income; or
◾	financial assets at fair value through profit or loss.

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

Unilever Annual Report on Form 20-F 2020	157

17A. Financial assets

The Group’s Treasury function aims to protect the Group’s financial investments, while maximising returns. The fair value of financial assets is the same as the carrying amount for 2020 and 2019. The Group’s cash resources and other financial assets are shown below.

	€ million	€ million	€ million	€ million	€ million	€ million
	Current	Non-current	Total	Current	Non-current	Total
Financial assets(a)	2020	2020	2020	2019	2019	2019

Cash and cash equivalents

Cash at bank and in hand	2,764	–	2,764	2,457	–	2,457

Short-term deposits(b)	2,764	–	2,764	1,693	–	1,693

Other cash equivalents	20	–	20	35	–	35

	5,548	–	5,548	4,185	–	4,185

Other financial assets

Financial assets at amortised cost(c)	468	138	606	578	220	798

Financial assets at fair value through other comprehensive income(d)	9	361	370	–	266	266

Financial assets at fair value through profit or loss:

Derivatives	59	21	80	20	114	134

Other(e)	272	356	628	309	274	583

	808	876	1,684	907	874	1,781

Total	6,356	876	7,232	5,092	874	5,966

(a)

For the purposes of this note and note 15C, financial assets and liabilities exclude trade and other current receivables and trade payables and other liabilities which are covered in notes 13 and 14 respectively.

(b)	Short-term deposits typically have maturity of up to 3 months.
(c)

Current financial assets at amortised cost include short term deposits with banks with maturities longer than three months excluding deposits which are part of a recognised cash management process and loans to joint venture entities. Non-current financial assets at amortised cost include judicial deposits of €101 million (2019 €136 million) and investments in bonds of Nil (2019: €56 million).

(d)

Included within non-current financial assets at fair value through other comprehensive income are equity investments of €356 million (2019: €244 million). These investments are not held by Unilever for trading purposes and hence the Group has opted to recognise fair value movements through other comprehensive income. The fair value movement in 2020 of these equity investments was €78 million (2019: €31 million).

(e)

Current Other Financial assets at fair value through profit or loss include A- or higher rated money and capital market instruments. Included within non current financial assets at fair value through profit or loss are assets in a trust to fund benefit obligations in the US (see also note 4B) of €44 million (2019: €54 million), option over non controlling interest in a subsidiary in Hong Kong of €51 million (2019: NIL) and investments in a number of companies and financial institutions in North America, North Asia, South Asia and Europe.

There were no significant changes on account of change in business model in classification of financial assets since 31 December 2019.

There are no financial assets that are designated at fair value through profit or loss, which would otherwise have been measured at fair value through other comprehensive income.

	€ million	€ million
Cash and cash equivalents reconciliation to the cash flow statement	2020	2019

Cash and cash equivalents per balance sheet	5,548	4,185

Less: bank overdrafts	(73)	(69)

Cash and cash equivalents per cash flow statement	5,475	4,116

Approximately €3.0 billion (or 54%) of the Group’s cash and cash equivalents are held in the parent and central finance companies, for maximum flexibility. These companies provide loans to our subsidiaries that are also funded through retained earnings and third party borrowings. We maintain access to global debt markets through an infrastructure of short and long-term debt programmes. We make use of plain vanilla derivatives, such as interest rate swaps and foreign exchange contracts, to help mitigate risks. More detail is provided in notes 16, 16A, 16B and 16C on pages 149 to 155.

The remaining €2.5 billion (or 46%) of the Group’s cash and cash equivalents are held in foreign subsidiaries which repatriate distributable reserves on a regular basis. For most countries, this is done through dividends which are in some cases subject to withholding or distribution tax. This balance includes €98 million (2019: €146 million, 2018: €154 million) of cash that is held in a few countries where we face cross-border foreign exchange controls and/or other legal restrictions that inhibit our ability to make these balances available for general use by the wider business. The cash will generally be invested or held in the relevant country and, given the other capital resources available to the Group, does not significantly affect the ability of the Group to meet its cash obligations.

158	Unilever Annual Report on Form 20-F 2020

Notes to the Consolidated Financial Statements Unilever Group continued

17B. Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counter-party fails to meet its contractual obligations. Additional information in relation to credit risk on trade receivables is given in note 13. These risks are generally managed by local controllers. Credit risk related to the use of treasury instruments, including those held at amortised cost and at fair value through other comprehensive income, is managed on a Group basis. This risk arises from transactions with financial institutions involving cash and cash equivalents, deposits and derivative financial instruments. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets. To reduce this risk, Unilever has concentrated its main activities with a limited number of counter-parties which have secure credit ratings. Individual risk limits are set for each counter-party based on financial position, credit rating and past experience. Credit limits and concentration of exposures are actively monitored by the Group’s treasury department. Netting agreements are also put in place with Unilever’s principal counter-parties. In the case of a default, these arrangements would allow Unilever to net assets and liabilities across transactions with that counter-party. To further reduce the Group’s credit exposures on derivative financial instruments, Unilever has collateral agreements with Unilever’s principal counter-parties in relation to derivative financial instruments. Under these arrangements, counter-parties are required to deposit securities and/or cash as a collateral for their obligations in respect of derivative financial instruments. At 31 December 2020 the collateral held by Unilever under such arrangements amounted to €18 million (2019: €24 million), of which €16 million (2019: €24 million) was in cash, and €2 million (2019: €Nil) was in the form of bond securities. The non-cash collateral has not been recognised as an asset in the Group’s balance sheet.

Further details in relation to the Group’s exposure to credit risk are shown in note 13 and note 16A.

18. Financial instruments fair value risk

The Group is exposed to the risks of changes in fair value of its financial assets and liabilities. The following table summarises the fair values and carrying amounts of financial instruments.

	€ million	€ million	€ million	€ million
			Carrying	Carrying
	Fair value	Fair value	amount	amount
Fair values of financial assets and financial liabilities	2020	2019	2020	2019

Financial assets

Cash and cash equivalents	5,548	4,185	5,548	4,185

Financial assets at amortised cost	606	798	606	798

Financial assets at fair value through other comprehensive income	370	266	370	266

Financial assets at fair value through profit or loss:

Derivatives	80	134	80	134

Other	628	583	628	583

	7,232	5,966	7,232	5,966

Financial liabilities

Bank loans and overdrafts	(411)	(853)	(411)	(853)

Bonds and other loans	(26,936)	(26,525)	(24,585)	(25,032)

Lease liabilities	(1,771)	(1,919)	(1,771)	(1,919)

Derivatives	(315)	(270)	(315)	(270)

Other financial liabilities	(223)	(183)	(223)	(183)

	(29,656)	(29,750)	(27,305)	(28,257)

The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature.

The instruments that have a fair value that is different from the carrying amount are classified as Level 2 for both 2019 and 2020.

Fair value hierarchy

The fair values shown in notes 15C and 17A have been classified into three categories depending on the inputs used in the valuation technique.

The categories used are as follows:

◾	Level 1: quoted prices for identical instruments;
◾	Level 2: directly or indirectly observable market inputs, other than Level 1 inputs; and
◾	Level 3: inputs which are not based on observable market data.

Unilever Annual Report on Form 20-F 2020	159

18. Financial instruments fair value risk continued

For assets and liabilities which are carried at fair value, the classification of fair value calculations by category is summarised below:

	Notes	€ million Level 1 2020	€ million Level 1 2019	€ million Level 2 2020	€ million Level 2 2019	€ million Level 3 2020	€ million Level 3 2019	€ million Total fair value 2020	€ million Total fair value 2019

Assets at fair value

Financial assets at fair value through other comprehensive income	17A	5	7	3	4	362	255	370	266

Financial assets at fair value through profit or loss:

Derivatives(a)	16C	–	–	158	208	–	–	158	208

Other	17A	300	311	–	–	328	272	628	583

Liabilities at fair value

Derivatives(b)	16C	–	–	(418)	(326)	–	–	(418)	(326)

Contingent consideration	14	–	–	–	–	(140)	(154)	(140)	(154)

(a) Includes €78 million (2019: €74 million) derivatives, reported within trade receivables, that hedge trading activities.

(b) Includes €(103) million (2019: €(56) million) derivatives, reported within trade payables, that hedge trading activities.

There were no significant changes in classification of fair value of financial assets and financial liabilities since 31 December 2019. There were also no significant movements between the fair value levels since 31 December 2019.

The impact in 2020 income statement due to Level 3 instruments is a loss of €22 million (2019: loss of €9 million).

Reconciliation of Level 3 fair value measurements of financial assets and financial liabilities is given below:

Reconciliation of movements in Level 3 valuations	€ million 2020	€ million 2019

1 January	373	241

Gains and losses recognised in income statement	(22)	(9)

Gains and losses recognised in other comprehensive income	75	43

Purchases and new issues	41	83

Sales and settlements	83	15

31 December	550	373

Significant unobservable inputs used in Level 3 fair values

Assets valued using Level 3 techniques include €494 million (2019: €403 million) relating to a number of unlisted investments within Unilever Ventures companies, none of which are individually material; €51 million (2019: €nil) for an option over a non-controlling interest; and €106 million (2019: €114 million) of long-term cash receivables under life insurance policies. Valuation techniques used are specific to each asset and for all assets a change in one or more of the inputs to reasonably possible alternative assumptions would not change the value significantly.

Calculation of fair values

The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December 2019.

Assets and liabilities carried at fair value

◾	The fair values of quoted investments falling into Level 1 are based on current bid prices.
◾	The fair values of unquoted financial assets at fair value through other comprehensive income and at fair value through profit or loss are based on recent trades in liquid markets, observable market rates, discounted cash flow analysis and statistical modelling techniques such as the Monte Carlo simulation. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.
◾	Derivatives are valued using valuation techniques with market observable inputs. The models incorporate various inputs including the credit quality of counter-parties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying commodities.
◾	For listed securities where the market is not liquid, and for unlisted securities, valuation techniques are used. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same and discounted cash flow calculations.

160	Unilever Annual Report on Form 20-F 2020

Notes to the Consolidated Financial Statements Unilever Group continued

18. Financial instruments fair value risk continued

Other financial assets and liabilities (fair values for disclosure purposes only)

◾

Cash and cash equivalents, trade and other current receivables, bank loans and overdrafts, trade payables and other current liabilities have fair values that approximate to their carrying amounts due to their short-term nature.

◾	The fair values of listed bonds are based on their market value.
◾

Non-listed bonds, other loans, bank loans and non-current receivables and payables are based on the net present value of the anticipated future cash flows associated with these instruments using rates currently available for debt on similar terms, credit risk and remaining maturities.

Policies and processes used in relation to the calculation of level 3 fair values

Assets valued using Level 3 valuation techniques are primarily made up of long-term cash receivables and unlisted investments. Valuation techniques used are specific to the circumstances involved. Unlisted investments include €494 million (2019: €403 million) of investments within Unilever Ventures companies.

19. Provisions

Provisions are recognised where a legal or constructive obligation exists at the balance sheet date, as a result of a past event, where the amount of the obligation can be reliably estimated and where the outflow of economic benefit is probable.

Provisions	€ million 2020	€ million 2019

Due within one year	547	620

Due after one year	583	664

Total provisions	1,130	1,284

Movements during 2020	€ million Restructuring	€ million Legal	€ million Brazil indirect taxes	€ million Other	€ million Total

1 January 2020	470	149	128	537	1,284

Additions through business combinations	–	4	–	57	61

Income Statement:

Charges	151	129	4	140	424

Releases	(87)	(5)	(20)	(59)	(171)

Utilisation	(252)	(27)	(1)	(44)	(324)

Currency translation	(18)	(23)	(37)	(66)	(144)

31 December 2020	264	227	74	565	1,130

Restructuring provisions primarily include people costs such as redundancy costs and the cost of compensation where manufacturing, distribution, service or selling agreements are to be terminated. The Group expects these provisions to be substantially utilised within the next few years.

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

Provisions for Brazil indirect taxes are comprised of disputes with Brazilian authorities, in particular relating to tax credits that can be taken for the PIS and COFINS indirect taxes. These provisions are separate from the matters listed as contingent liabilities in note 20. Unilever does not have provisions and contingent liabilities for the same matters. Due to the nature of disputed indirect taxes, the timing of utilisation of these provisions is uncertain.

Other includes provisions for indirect taxes in countries other than Brazil, interest on tax provisions and provisions for various other matters. The timing of utilisation of these provisions is uncertain.

Unilever Annual Report on Form 20-F 2020	161

20. Commitments and contingent liabilities

Commitments

Lease commitments are the future cash out flows from the lease contracts which are not recorded in the measurement of lease liabilities. These include potential future payments related to leases of low value assets, leases which are less than twelve months, variable leases, extension and termination options and leases not yet commenced but which we have committed to.

Other commitments principally comprise commitments under contract to purchase materials and services. They do not include commitments to purchase property, plant and equipment, which are reported in note 10 on pages 137 to 139.

	€ million	€ million	€ million	€ million
			Other	Other
	Leases	Leases	commitments	commitments
Lease commitments and other commitments fall due as follows:	2020	2019	2020	2019

Within 1 year	69	69	844	791

Later than 1 year but not later than 5 years	80	111	694	684

Later than 5 years	9	43	18	23

	158	223	1,556	1,498

Contingent liabilities

Contingent liabilities are either possible obligations that will probably not require a transfer of economic benefits, or present obligations that may, but probably will not, require a transfer of economic benefits. It is not appropriate to make provisions for contingent liabilities, but there is a chance that they will result in an obligation in the future. Assessing the amount of liabilities that are not probable is highly judgemental, so contingent liabilities are disclosed on the basis of the known maximum exposure.

Contingent liabilities arise in respect of litigations against group companies, investigations by competition, regulatory and fiscal authorities and obligations arising under environmental legislation. In many markets, there is a high degree of complexity involved in the local tax regimes. The majority of contingent liabilities are in respect of fiscal matters in Brazil.

In case of fiscal matters, the known maximum exposure is the amount included in a tax assessment.

Summary of contingent liabilities	€ million 2020	€ million 2019

Corporate reorganisation – IPI, PIS and COFINS taxes and penalties	2,040	2,235

Inputs for PIS and COFINS taxes	35	43

Goodwill amortisation	137	184

Other tax assessments – approximately 600 cases	650	959

Total Brazil tax	2,862	3,421

Other contingent liabilities	648	789

Total contingent liabilities	3,510	4,210

Brazil tax

During 2004, and in common with many other businesses operating in Brazil, one of our Brazilian subsidiaries received a notice of infringement from the Federal Revenue Service in respect of indirect taxes regarding corporate reorganisation. The notice alleges that a 2001 reorganisation of our local corporate structure was undertaken without a valid business purpose. The 2001 reorganisation was comparable with restructuring done by many companies in Brazil. The original dispute was resolved in the courts in the Group’s favour. However, in 2013 a new assessment was raised in respect of a similar matter. Additionally, during the course of 2014 and between 2017 and 2020, other notices of infringement were issued based on the same grounds argued in the previous assessments. The total amount of the tax assessments in respect of this matter is €2,040 million (2019: €2,235 million).

The Group believes that the likelihood that the Brazilian tax authorities will ultimately prevail is low, however there can be no guarantee of success in court. In each case we believe our position is strong, so they have not been provided for and are considered to be contingent liabilities. Due to the fiscal environment in Brazil, the possibility of further tax assessments related to the same matters cannot be ruled out. We expect that two of our largest tax litigation cases, which represent around €863 million of contingent liabilities, will move from the Administrative to the Judicial Courts during 2021, although the exact timing is uncertain. When this happens, we will be required to make a judicial deposit or provide a guarantee in respect of the disputed tax, interest and penalties. The judicial process in Brazil is likely to take a number of years to conclude.

The contingent liabilities reported for indirect taxes relating to disputes with the Brazilian authorities are separate from the provisions listed in note 19. Unilever does not have provision and contingent liabilities for the same matters.

Other contingent liabilities

In 2019, a tax assessment was issued in connection with a UK tax audit that commenced in 2015. The total amount of the tax assessment in respect of this matter was €141 million and was included in other contingent liabilities at 31 December 2019. The UK tax authorities were reviewing the allocation of taxable income related to intangible assets and centralised group services as between Unilever N.V. and Unilever PLC and whether Unilever N.V. had a permanent establishment in the UK. During 2020 the UK tax audit was concluded, and we have included the outcome of the tax assessment in this year’s profit and loss account, hence there is no contingent liability as at 31 December 2020. As noted last year, we will be pursuing a Mutual Agreement Procedure with the Dutch and UK tax authorities to ensure we are not subject to double taxation.

162	Unilever Annual Report on Form 20-F 2020

Notes to the Consolidated Financial Statements Unilever Group continued

21. Acquisitions and disposals

Business combinations are accounted for using the acquisition accounting method as at the acquisition date, which is the date at which control is transferred to the Group.

Goodwill is measured at the acquisition date as the fair value of consideration transferred, plus non-controlling interests and the fair value of any previously held equity interests less the net recognised amount (which is generally fair value) of the identifiable assets and liabilities assumed. Goodwill is subject to an annual review for impairment (or more frequently if necessary) in accordance with our accounting policies. Any impairment is charged to the income statement as it arises. Detailed information relating to goodwill is provided in note 9 on pages 134 to 136.

Transaction costs are expensed as incurred, within non-underlying items.

Changes in ownership that do not result in a change of control are accounted for as equity transactions and therefore do not have any impact on goodwill. The difference between consideration and the non-controlling share of net assets acquired is recognised within equity.

2020

In 2020, the Group completed the business acquisitions and disposals as listed below. In each case, 100% of the businesses were acquired unless stated otherwise. Total consideration for 2020 acquisitions is €6,337 million (2019: €1,167 million for acquisitions completed during that year). More information related to the 2020 acquisitions is provided on page 163 to 164.

Deal completion date	Acquired/disposed business

1 April 2020	Acquired the health food drinks business of GlaxoSmithKline plc in India and 20 other predominantly Asian markets (“the Main Horlicks Acquisition”). The acquisition added leading brands such as Horlicks and Boost in certain markets, increasing Unilever’s presence in functional nutrition. As a significant acquisition for the Group, further details are disclosed separately below.

25 June 2020	Acquired Vwash, a leading intimate hygiene business in India. The acquisition complements our beauty and personal care portfolio and increase our presence in fast-growing segments in India.

30 June 2020	The Group acquired 82% of GlaxoSmithKline Bangladesh Limited, a health food drink business in Bangladesh. The Bangladesh Horlicks Acquisition was a separate transaction to the Main Horlicks Acquisition.

15 July 2020	Sold the Ice Cream business in Chile to Carozzi.

1 October 2020	Acquired Liquid IV, a US-based health-science nutrition and wellness company, known for its portfolio of electrolyte drink mixes that enhance rapid hydration. This acquisition increases our presence in functional nutrition.

23 December 2020	Acquired SmartyPants Vitamins, a vitamin, mineral and supplement company based in the US. The acquisition complements Unilever’s existing portfolio in functional nutrition.

Horlicks Acquisitions

The Main Horlicks Acquisition was composed of the following related transactions on 1 April 2020:

◾

Hindustan Unilever Limited (HUL), a subsidiary of the Group, obtained control of the business of GlaxoSmithKline Consumer Healthcare Limited (GSKCH) via an all equity merger under which 4.39 shares of HUL were allotted for every share of GSKCH;

◾

HUL purchased the Horlicks intellectual property rights, being mainly legal rights to the Horlicks brand (the ‘HFD IP’) for India and Unilever N.V. and Unilever PLC purchased the HFD IP outside of India and Bangladesh (subsequently the Bangladesh HFD IP was acquired by Unilever PLC in a separate transaction); and

◾

Unilever Foods (Malaysia) Sdn Bhd and Unilever Asia Pacific Limited (Singapore) purchased the Horlicks commercial operations of GSK in 20 other predominantly Asian markets (“Local Distribution Assets”).

The Bangladesh Horlicks Acquisition is separate to the Main Horlicks Acquisition and completed on 30 June 2020. Unilever Overseas Holding B.V. purchased 82% of GSK Bangladesh Limited and Unilever PLC purchased the HFD IP in Bangladesh. The following disclosures relate only to the Main Horlicks Acquisition.

Main Horlicks Acquisition

The purpose of the acquisition was to add the Horlicks and Boost brands in certain geographical markets to Unilever’s portfolio to increase presence in healthy nutrition and in high-growth emerging markets.

The total consideration paid was €5,294 million comprised of €449 million in cash and €4,845 million in shares of Hindustan Unilever Limited valued based on the share price of HUL on the completion date and the exchange rate on the same date (83.05 INR/€).

The provisional fair value of net assets for the acquisition that is recognised on the balance sheet is €3,204 million. Balances are provisional as we are finalising our review of the asset valuations. The main assets acquired were brands which were valued using an income approach model by estimating future cashflows generated by the brand and discounting them to present value using rates in line with a market participant expectation. The key assumptions in the brand valuations are revenue growth and discount rates. More information related to each major class of assets and liabilities acquired is provided on page 164.

At the date of acquisition we expected around €1.3 billion of the goodwill to be deductible for tax purposes. While we believe there is legal basis to claim the Horlicks goodwill as tax deductible, we note that the Indian Budget on 1 February 2021 includes a proposal to exclude goodwill from the definition of tax depreciable assets effective 1 April 2020. If enacted this would have no material impact on the income statement. Since the acquisition date, foreign exchange has decreased this goodwill in euros by €159 million.

The gross contractual value of trade and other receivables as at the dates of acquisition amounted to €77 million which is expected to be fully recoverable.

Within the acquired net assets, contingent liabilities amounting to €123 million in respect of ongoing litigation against GlaxoSmithKline Consumer Healthcare Limited have been recognised based on management’s estimate of the values of exposures and their assessment of the probability of the related claims being settled by the Group. The contingent liabilities mainly relate to direct and indirect tax disputes with the Indian tax authorities. There are several matters being disputed and in each case we believe that the likelihood that the Indian tax authorities will ultimately prevail is no higher than moderate, however we expect that most of these disputes will not be resolved for several years. Contingent assets of €73 million are also recognised, measured on the same basis, for the Group’s right to future indemnification by GlaxoSmithKline Pte Limited and Horlicks Limited in relation to certain claims.

Unilever Annual Report on Form 20-F 2020	163

21. Acquisitions and disposals continued

Impact of dilution of Group interest in Hindustan Unilever Limited

The acquisition of GSKCH by HUL was settled through the issue of (184.6 million) new shares of Hindustan Unilever Limited and so resulted in dilution of Unilever’s interest in Hindustan Unilever Limited from 67.2% to 61.9%. The table below shows the impact of the decrease in shareholding on the equity attributable to shareholders of the Group.

€ million 2020

67.2% share of HUL’s net assets acquired before acquisition of GSKCH	718

61.9% share of HUL’s net assets acquired after acquisition of GSKCH	661

Loss recognised in equity due to dilution	(57)

Gain arising from proportionate share of GSKCH’s net assets acquired	3,001

Net gain arising from the Main Horlicks Acquisition recognised in equity	2,944

Acquisition-related costs related to Horlicks of €42 million have been recorded within non-underlying items in the consolidated income statement for 2020 (2019: €12 million). Total costs relating to the issuance of shares amounting to €5 million have been recognised against equity by Hindustan Unilever Limited.

The Main Horlicks Acquisition contributed €415 million to Group turnover and €119 million to Group operating profit since the acquisition date. If the acquisition had taken place at the beginning of the year, Group turnover would have been €50,867 million and Group operating profit would have been €8,342 million.

Effect on consolidated income statement

The overall impact of the Main Horlicks Acquisition and the other acquisitions on the consolidated income statement is as follows: The acquisition deals completed in 2020 have contributed €476 million to Group revenue and €124 million to Group operating profit since the relevant acquisition dates. If the acquisition deals completed in 2020 had all taken place at the beginning of the year, Group turnover would have been €51,116 million and Group operating profit would have been €8,371 million.

2019

In 2019 the Group completed the following business acquisitions and disposals as listed below. For all businesses acquired, the acquisition accounting has been finalised. Subsequent changes to the provisional numbers published last year are immaterial.

Deal completion date	Acquired/disposed business

28 January 2019	Acquired the Laundress, a global premium eco-friendly laundry care business in the US. The acquisition expands our portfolio into the premium home care market.

5 February 2019	Acquired Graze, the leading healthy snacking business in the UK. The acquisition accelerates our presence in the healthy snacking and out of home markets.

1 March 2019	Sold the global Alsa baking and dessert business to Dr. Oetker.

5 April 2019	Acquired Garancia, a derma-cosmetic business in France. The acquisition strengthens our prestige portfolio in the pharmacy channel.

21 May 2019	Acquired Olly Nutrition, a US based vitamins, minerals and supplements business that accelerates our presence and competitiveness in the wellness market.

28 June 2019	Acquired Fluocaril and Parogencyl oral care businesses in France and Spain. The acquisition complements our existing oral care portfolio and strengthens our distribution in the European pharmacy channel.

26 July 2019	Acquired 95% of Tatcha, a leading prestige skin care business in the US. Tatcha is a modern skin care brand with a focus on natural ingredients, product experience, premium design and packaging quality.

30 August 2019	Acquired Astrix, a personal and home care business in Bolivia that further strengthens our local market competitiveness.

1 October 2019	Acquired 70% of Lenor, a premium skin care business based in Japan. The acquisition expands our portfolio into Japanese beauty, premium face and derma care in Japan and China.

1 October 2019	Acquired 75% of FruFru, a healthy food business in Romania which accelerates our local presence and competitiveness in the healthy food market.

164	Unilever Annual Report on Form 20-F 2020

Notes to the Consolidated Financial Statements Unilever Group continued

21. Acquisitions and disposals continued

Effect on consolidated balance sheet

Acquisitions

The following table sets out the overall effect of the Main Horlicks Acquisition and the other acquisitions in 2020, 2019 and 2018 on the consolidated balance sheet. The fair values currently used for opening balances of all acquisitions made in 2020 are provisional. Balances remain provisional due to missing relevant information about facts and circumstances that existed as of the acquisition date and where valuation work is still ongoing.

	€ million 2020	€ million 2019	€ million 2018

Net assets acquired	3,857	771	815

Non-controlling interest	(27)	(25)	(17)

Goodwill	2,507	421	496

Total payment for acquisition	6,337	1,167	1,294

Exchange rate gain/(loss) on cash flow hedge	–	–	(100)

Total consideration	6,337	1,167	1,194

In 2020 the net assets acquired and total payment for acquisitions consist of:

	Main Horlicks Acquisition	Other acquisitions	€ million 2020

Intangible assets	3,345	737	4,082

Other non-current assets	249	35	284

Trade and other receivables	77	26	103

Other current assets(a)	560	95	655

Non-current liabilities(b)	(905)	(202)	(1,107)

Current liabilities	(122)	(38)	(160)

Net assets acquired	3,204	653	3,857

Non-controlling interest	–	(27)	(27)

Goodwill	2,090	417	2,507

Exchange rate gain/(loss) on cash flow hedges	–	–	–

Total consideration	5,294	1,043	6,337

Of which

Consideration paid(c)	5,294	1,019	6,313

Deferred consideration	–	24	24

(a)	Other current assets include financial assets of €463 million and cash of €36 million related to the Main Horlicks Acquisition.
(b)	Non-current liabilities include deferred tax of €746 million related to the Main Horlicks Acquisition.
(c)	For the Main Horlick Acquisition consideration paid was €449 million in cash and €4,845 million in equity shares. For the other acquisitions all consideration was paid in cash.

Goodwill represents the future value which the Group believes it will obtain through operational synergies and the application of acquired company ideas to existing Unilever channels and businesses. Detailed information relating to goodwill is provided in note 9 on pages 134 to 136.

No material contingent liabilities were acquired in the other acquisitions described above.

Unilever Annual Report on Form 20-F 2020	165

21. Acquisitions and disposals continued

Disposals

Total consideration for 2020 disposals is €35 million (2019: €169 million for disposals completed during that year). The following table sets out the effect of the disposals in 2020, 2019 and 2018 on the consolidated balance sheet. The results of disposed businesses are included in the consolidated financial statements up to their date of disposal.

	€ million 2020	€ million 2019	€ million 2018

Goodwill and intangible assets	1	82	2,510

Other non-current assets	21	19	666

Current assets	5	15	261

Trade creditors and other payables	(1)	(12)	(107)

Net assets sold	26	104	3,330

(Gain)/loss on recycling of currency retranslation on disposal	–	–	(71)

Profit/(loss) on sale attributable to Unilever	9	65	4,331

Consideration	35	169	7,590

Cash	34	168	7,135

Cash balances of businesses sold	–	1	321

Non-cash items and deferred consideration	1	–	134

	35	169	7,590

In 2020 business disposal was mainly related to the sale of Unilever Ice Cream business in Chile to Carozzi.

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

	€ million 2020 Total	€ million 2019 Total

Disposal groups held for sale(a)

Goodwill and intangibles	1	3

Property, plant and equipment	4	13

Inventories	6	9

Trade and other receivables	–	1

Other	–	3

	11	29

Property, plant and equipment held for sale(b)	17	53

Assets held for sale	28	82

Liabilities held for sale	1	1

(a)	In 2020, disposal groups held for sale consists of assets mainly relating to manufacturing assets.
(b)	2019 includes manufacturing assets held for sale in various countries.

166	Unilever Annual Report on Form 20-F 2020

Notes to the Consolidated Financial Statements Unilever Group continued

23. Related party transactions

A related party is a person or entity that is related to the Group. These include both people and entities that have, or are subject to, the influence or control of the Group.

Joint ventures

The following related party balances existed with associate or joint venture businesses at 31 December:

Related party balances	€ million 2020 Total	€ million 2019 Total

Sales to joint ventures	1,004	839

Purchases from joint ventures	118	113

Receivables from joint ventures	80	92

Payables to joint ventures	43	38

Loans to joint ventures	255	289

Royalties and service fees	21	23

Significant joint ventures are Unilever FIMA Lda for Portugal, Binzagr Unilever Distribution and Al Gurg Unilever for Middle East, the Pepsi/Lipton Partnership for the US and Pepsi Lipton International Ltd for the rest of the world.

Associates

There are no trading balances from/to associates.

Langholm Capital II was launched in 2009. Unilever has invested €64 million in Langholm II, with an outstanding commitment at the end of 2020 of €2 million (2019: € 11 million). During 2020, Unilever received €nil (2019: €nil) from its investment in Langholm Capital II.

24. Remuneration of auditors

	€ million 2020		€ million 2019		€ million 2018

Fees payable to the Group’s auditors for the audit of the consolidated and parent

Company Accounts of Unilever N.V. and Unilever PLC(a)	6		5		6

Fees payable to the Group’s auditors for the audit of accounts of subsidiaries of

Unilever N.V. and Unilever PLC pursuant to legislation(b)(c)	13		12		10

Total statutory audit fees	19		17		16

Fees payable to the Group’s auditors for the audit of non-statutory

financial statements	6	(d)	–		4	(d)

Audit-related assurance services	–	(e)	–	(e)	–	(e)

Other taxation advisory services	–		–		–

Services relating to corporate finance transactions	–		–		–

Other assurance services	1	(f)	–		1	(f)

All other non-audit services	–	(e)	–	(e)	–	(e)

Total fees payable	26		17		21

(a)	Of which €nil million was payable to KPMG Accountants N.V. (2019: €1 million; 2018: €1 million) and €6 million was payable to KPMG LLP (2019: €4 million; 2018: €5 million).
(b)

Comprises fees payable to the KPMG network of independent member firms affiliated with KPMG International Cooperative for audit work on statutory financial statements and Group reporting returns of subsidiary companies.

(c)

Amount payable to KPMG in respect of services supplied to associated pension schemes was less than €1 million individually and in aggregate (2019: less than €1 million individually and in aggregate; 2018: less than €1 million individually and in aggregate).

(d)	2020 includes €6 million for the audit of carve-out financial statements of the Tea business. 2018 includes €4 million for audits of carve-out financial statements of the Spreads business.
(e)	Amounts paid in relation to each type of service are less than €1 million individually and in aggregate (2019: less than €1 million and in aggregate; 2018: less than €1 million).
(f)	2020 includes €1 million for assurance work on Unification. 2018 includes €1 million for assurance work on Simplification.

25. Events after the balance sheet date

Where events occurring after the balance sheet date provide evidence of conditions that existed at the end of the reporting period, the impact of these events is adjusted within the financial statements. Otherwise, events after the balance sheet date of a material size or nature are disclosed below.

Dividend

On 4 February 2021 Unilever announced a quarterly dividend with the 2020 fourth quarter results of £0.3760 per PLC ordinary share. The total value of the announced dividend is €1,125 million.

Unilever Annual Report on Form 20-F 2020	167

26. Significant subsidiaries

The following represents the significant subsidiaries of the Group at 31 December 2020, that principally affect the turnover, profit and net assets of the Group. The percentage of share capital is shown below represents the aggregate percentage of equity capital directly or indirectly held by Unilever PLC in the company. The companies are incorporated and principally operated in the countries under which they are shown except where stated otherwise.

Country	Name of company	Shareholding%
Argentina	Unilever de Argentina S.A.	100.00
Australia	Unilever Australia Limited	100.00
Bangladesh	Unilever Bangladesh Limited	60.75
Brazil	Unilever Brasil Ltda.	100.00
Canada	Unilever Canada Inc.	100.00
China	Unilever Services (Hefei) Co. Ltd	100.00
China	Walls (China) Co. Limited	100.00
England and Wales	Unilever UK & CN Holdings Limited	100.00
England and Wales	Unilever Global IP Ltd	100.00
England and Wales	Unilever U.K. Holdings Limited	100.00
England and Wales	Unilever UK Limited	100.00
England and Wales	Unilever U.K. Central Resources Limited	100.00
France	Unilever France S.A.S	99.99
Germany	Unilever Deutschland GmbH	100.00
Germany	Unilever Deutschland Holding GmbH	100.00
India	Hindustan Unilever Limited	61.90
Indonesia	PT Unilever Indonesia Tbk	84.99
Italy	Unilever Italia Mkt Operations S.R.L.	100.00
Korea	Carver Korea Co., Ltd	100.00
Mexico	Unilever de Mexico, S. de R.I. de C.V.	100.00
Netherlands	Mixhold B.V.	100.00
Netherlands	Unilever Finance International B.V.	100.00
Netherlands	Unilever Finance Netherlands B.V.	100.00
Netherlands	Unilever IP Holdings B.V.	100.00
Netherlands	Unilever Nederland B.V.	100.00
Netherlands	Unilever Europe B.V.	100.00
Netherlands	UNUS Holding B.V.	100.00
Pakistan	Unilever Pakistan Limited	99.28
Philippines	Unilever Philippines, Inc.	100.00
Russia	OOO Unilever Rus	100.00
Singapore	Unilever Asia Private Limited	100.00
South Africa	Unilever South Africa (Pty) Limited	100.00
Switzerland	Unilever ASCC AG	100.00
Switzerland	Unilever Finance International AG	100.00
Switzerland	Unilever Supply Chain Company AG	100.00
Thailand	Unilever Thai Trading Limited	100.00
Turkey	Unilever Sanayi ve Ticaret Turk A.S	99.98
United States of America	Conopco, Inc.	100.00
United States of America	Unilever Capital Corporation	100.00
United States of America	Unilever North America Supply Chain Company LLC	100.00
United States of America	Unilever United States, Inc.	100.00
United States of America	Ben & Jerry’s Homemade, Inc.	100.00
Vietnam	Unilever Vietnam International Company Limited	100.00

Due to the inclusion of certain partnerships in the consolidated group financial statements of Unilever, para 264(b) of the German trade law grants an exemption from the duty to prepare individual statutory financial statements and management reports in accordance with the requirements for limited liability companies and to have these audited and published.

168	Unilever Annual Report on Form 20-F 2020

THIS PAGE INTENTIONALLY LEFT BLANK

Unilever Annual Report on Form 20-F 2020	169

THIS PAGE INTENTIONALLY LEFT BLANK

170	Unilever Annual Report on Form 20-F 2020

THIS PAGE INTENTIONALLY LEFT BLANK

Unilever Annual Report on Form 20-F 2020	171

THIS PAGE INTENTIONALLY LEFT BLANK

172	Unilever Annual Report on Form 20-F 2020

THIS PAGE INTENTIONALLY LEFT BLANK

Unilever Annual Report on Form 20-F 2020	173

THIS PAGE INTENTIONALLY LEFT BLANK

174	Unilever Annual Report on Form 20-F 2020

THIS PAGE INTENTIONALLY LEFT BLANK

Unilever Annual Report on Form 20-F 2020	175

THIS PAGE INTENTIONALLY LEFT BLANK

176	Unilever Annual Report on Form 20-F 2020

THIS PAGE INTENTIONALLY LEFT BLANK

Unilever Annual Report on Form 20-F 2020	177

THIS PAGE INTENTIONALLY LEFT BLANK

178	Unilever Annual Report on Form 20-F 2020

THIS PAGE INTENTIONALLY LEFT BLANK

Unilever Annual Report on Form 20-F 2020	179

THIS PAGE INTENTIONALLY LEFT BLANK

180	Unilever Annual Report on Form 20-F 2020

THIS PAGE INTENTIONALLY LEFT BLANK

Unilever Annual Report on Form 20-F 2020	181

THIS PAGE INTENTIONALLY LEFT BLANK

182	Unilever Annual Report on Form 20-F 2020

THIS PAGE INTENTIONALLY LEFT BLANK

Unilever Annual Report on Form 20-F 2020	183

THIS PAGE INTENTIONALLY LEFT BLANK

184	Unilever Annual Report on Form 20-F 2020

Group Companies

As at 31 December 2020

In accordance with Section 409 of the Companies Act 2006, a list of subsidiaries, partnerships, associates and joint ventures as at 31 December 2020 is set out below. All subsidiary undertakings are subsidiary undertakings of their immediate parent undertaking(s) pursuant to section 1162 (2) (a) of the Companies Act 2006 unless otherwise indicated – see the notes on page 190. All subsidiary undertakings not included in the consolidation are not included because they are not material for such purposes. All associated undertakings are included in the Unilever Group’s financial statements using the equity method of accounting unless otherwise indicated – see the notes on page 190.

See page 167 of the Annual Report and Accounts for a list of the significant subsidiaries.

Companies are listed by country and under their registered office address. The aggregate percentage of capital held by the Unilever Group is shown after the subsidiary company name, except where it is 100%. If the Nominal Value field is blank, then the Share Class Note will identify the type of interest held in the entity.

Subsidiary undertakings included in the consolidation

Name of Undertaking	Nominal Value	Share Class Note
Algeria – Zone Industrielle Hassi Ameur Oran 31000
Unilever Algérie SPA (72.50)	DZD1,000.00	1
Argentina – Tucumán 1, Piso 4°, Cdad. de Buenos Aires
Arisco S.A.	ARA1.00	1
Unilever De Argentina S.A.	ARA1.00	1
Club de beneficios S.A.U.	ARA1.00	1
Argentina – Mendoza km 7/8 – Pocitos, San Juan
Helket S.A.	ARA1.00	1
Australia – 219 North Rocks Road, North Rocks NSW 2151
Ben & Jerry’s Franchising Australia Limited	AUD1.00	1
Tea Too Pty Limited	AUD1.00	1
TIGI Australia Pty Limited	AUD1.00	2
	AUD1.00	3
Unilever Australia (Holdings) Pty Limited	AUD1.00	1
Unilever Australia Group Pty Limited	AUD1.00	1
Unilever Australia Limited	AUD1.00	1
Unilever Australia Supply Services Limited	AUD1.00	1
Unilever Australia Trading Limited	AUD1.00	1
Australia – 111 Chandos Street, Crows Nest, NSW 2065
Dermalogica Holdings Pty Limited	AUD1.00	1
Dermalogica Pty Limited	AUD2.00	1
Austria – Stella-Klein-Löw Weg 13, 1023 Wien
Delico Handels GmbH	EUR36,337.00	1
Kuner Nahrungsmittel GmbH	EUR36,336.00	1
TIGI Handels GmbH	EUR36,336.00	1
ULPC Handels GmbH	EUR218,019.00	1
Unilever Austria GmbH	EUR10,000,000.00	1
Bangladesh – 51 Kalurghat Heavy Industrial Area, Kalurghat, Chittagong
Unilever Bangladesh Limited (60.75)	BDT100.00	1
Bangladesh – Fouzderhat Industrial Area, North Kattali, Chattogram 4217
Unilever Consumer Care Limited (81.98)	BDT10.00	1
Belgium – Industrielaan 9, 1070 Brussels
Unilever Belgium NV/SA	No Par Value	1
Unilever Lipton Tea NV/SA	No Par Value	1
Bolivia – Av. Blanco Galindo Km. 10.4 Cochabamba
Unilever Andina Bolivia S.A.	BS1000.00	1
Bolivia – Av. Blanco Galindo Km 6,9, Los Pinos Street No. 121, Colcapirhua, Quillacollo, Cochabamba
Astrix S.A.	BS1000.00	1
Brazil – Rua Oscar Freire, n. 957, mezanino, room 1, Cerqueira Cesar, Zip Code 01426-003, São Paulo/SP
Euphoria Ice Cream Comercio de Alimentos Limitada	BRL1.00	5
Brazil – Rod. BR 101-Norte, s/n, km. 43,6 – Room 4, Igarassu /PE
Cicanorte Industria de Conservas Alimenticas S.A.	BRL2.80	1
Brazil – Cidade de São Paulo, Estado de São Paulo, na Avenida Presidente Juscelino Kubitscheck,
1.309, 13o andar, Zip Code 04543-011
RGG – Comércio E Representações De Produtos De Higiene Pessoal	BRL1.00	5
Limitada
Brazil – Rua Professor José Leite e Oticica, nº 530, Vila Gertrudes, CEP 04.705-080, São Paulo/SP
E-UB Comércio Limitada	BRL1.00	5
Brazil – Av. das Nações Unidas, n. 14.261, 8th floor, qd 7, Wing B, Vila Gertrudes,
ZIP Code 04794-000 – São Paulo/SP
UBA 2 – Comércio e Representação de Alimentos Limitada	BRL1.00	5
Brazil – Cidade de Valinhos, Estado de São Paulo Rua Campos Salles, nº 20, Parte, Centro, Zip Code
13.271-900
Unilever Logistica Serviços Limitada	BRL1.00	5
Brazil – Cidade de São Paulo, Estado de São Paulo, Rua Engenheiro Antônio Pônzio Ippólito, 124 e
132, Jaguará, Zip Code 05117-090
Massau Comercio De Alimentos Limitada	BRL1.00	5
Brazil – Av. das Nações Unidas, n. 14.261, 8th floor, qd 9, Wing B, Vila Gertrudes,
ZIP Code 04794-000 – São Paulo/SP
UBI 4 – Comércio de Alimentos Limitada	BRL1.00	5
Brazil – Rod. BR 232, s/n, km. 13 – Jaboatão dos Guararapes/PE
Unilever Brasil Gelados do Nordeste S.A.	No Par Value	2
	No Par Value	3
Brazil – Av. das Nações Unidas, n. 14.261, 3rd floor, Parte – Gelados SP, Wing B, Vila Gertrudes,
Zip Code 04794-000, São Paulo/SP
Unilever Brasil Gelados Limitada	BRL1.00	5
Brazil – Av. das Nações Unidas, n. 14.261, 3rd to 6th and 8th to 10th floors, Wing B Vila Gertrudes,
Zip Code 04794-000, São Paulo/SP
Unilever Brasil Limitada	BRL1.00	5
Brazil – Av. das Nações Unidas, n. 14.261, 3rd floor, Wing A, Vila Gertrudes, ZIP Code 04794-000, São Paulo/SP
Unilever Brasil Industrial Limitada	BRL1.00	5
Brazil – Rua Sabiá, 45, Jardim Marieta, Osasco/SP
SOLO ATS Participações do Brasil S.A	No Par Value	1

Name of Undertaking	Nominal Value	Share Class Note
Brazil – Rua dos Macunis, nº 140, Vila Madalena, São Paulo/SP, CEP 05444-000
Mãe Terra Produtos Naturais Limitada.	BRL1.00	5
Brazil – Rua Tenente Pena, No. 156, Bom Retiro, CEP 01127-020, São Paulo
Smart Home Comércio E Locação De Equipamentos S.A (50.01)	No Par Value	1
Brazil – São Paulo, Estado de São Paulo na Rua Demóstenes nº 1072, bairro Campo Belo CEP 04614-010
Ole Locação De Equipamentos Para Lavanderias Limitda	BRL1.00	1
Ole Franquia Limitda	BRL1.00	1
Brazil – Cidade de Mogi das Cruzes, Estado de São Paulo, Rua Dirceu Alves Rodrigues, 123, Vila Sarah
Avignon, Zip Code 087730459.
Mania de Passar Franchising S.A.	No Par Value	1
Brazil – Rua Tito, 479, Vila Romana, CEP 05051-000, São Paulo
Compra Agora Serviços Digitais Ltda	BRL1.00	5
Bulgaria – City of Sofia, Borough Mladost, 1, Business Park, Building 3, Floor 1
Unilever Bulgaria EOOD	BGN1,000.00	1
Cambodia – No. 443A Street 105, Sangkat Boeung Pralit, Khan 7 Makara Phnom Penh Capital
Unilever (Cambodia) Limited	KHR20,000.00	1
Canada – 3081, 3rd Avenue, Whitehorse, Yukon Territory, Y1A 4Z7
Dermalogica Canada Limited	No Par Value	6
Canada – P.O. Box 49130, 2900 – 595 Burrard Street, Vancouver BC V7X 1J5
Dollar Shave Club Canada, Inc	CAD0.01	7
Canada – 800-885 West Georgia Street, Vancouver BC V6C 3H1
Seventh Generation Family & Home ULC	No Par Value	7
Canada – 1000 rue de la Gauchetière Ouest, Bureau 2500, Montreal H3B 0A2
4012208 Canada Inc.	No Par Value	7
Canada – 160 Bloor Street East, Suite 1400, Toronto ON M4W 3R2
Unilever Canada Inc.	No Par Value	8
	No Par Value	9
	No Par Value	10
	No Par Value	11
	No Par Value	12
Canada – McCarthy Tetrault LLP, 745 Thurlow Street, Suite 2400, Vancouver, BC, V6E 0C5
Hourglass Cosmetics Canada Limited	No Par Value	7
Chile – Av. Las Condes 11.000 Piso 4-5, Vitacura
Unilever Chile Limitada		13
China – 10th floor No.398, North Cao Xi Road, Xuhui District, Shanghai
Blueair Shanghai Sales Co. Limited	CNY1.00	1
China – 1st Floor, No. 78 Binhai 2nd Road, Hangzhou Bay, New District, Ningbo City,
Zhejiang Province
Ningbo Hengjing Inspection Technology Co., Ltd (67.71)	CNY1.00	1
China – Seaside Avenue, Cixi Economic and Technical Development Zone (Hangzhou Bay New Zone)
Qinyuan Group Co. Limited (67.71)	CNY1.00	1
China – Room 23, Hall 5, No. 38, Lane 168, Xing Fu Li Road, Fenjing Town, Jinsham District, Shanghai
201100
Shanghai Qinyuan Environment Protection Technology Co. Limited (67.71)	CNY1.00	1
China – No.33 North Fuquan Road, Shanghai, 200335
Unilever (China) Investing Company Limited	USD1.00	1
China – 88 Jinxiu Avenue, Hefei Economic and Technology Development Zone, Hefei, 230601
Unilever (China) Limited	USD1.00	1
Unilever Services (Hefei) Co. Limited	CNY1.00	1
China – No. 225 Jingyi Road, Tianjin Airport Economic Area, Tianjin
Unilever (Tianjin) Company Limited	USD1.00	1
China – 1068 Ting Wei Road, Jinshanzui Industrial Region, Jinshan District, Shanghai
Unilever Foods (China) Co. Limited	USD1.00	1
China – No. 166 Unilever Avenue West, Qinglong Town, Pengshan Country, Meishan City,
Sichuan Province 610016
Unilever (Sichuan) Company Limited	USD1.00	1
China – No.16 Wanyuan Road, Beijing E&T Development, Beijing 100076
Walls (China) Co. Limited	USD1.00	1
China – 358, Ci Yi Road, Hangzhou Bay New Zone
Zhejiang Qinyuan Water Treatment Technology Co. Limited (67.71)	CNY1.00	1
China – Room 326, 3rd Floor, Xinmao Building, No.2 South Taizhong Road South, Shanghai Free Trade Zone
Unilever Trading (Shanghai) Co. Ltd	CNY1.00	1
China – Floor 1, Building 2, No.33 North Fuquan Road, Shanghai, 200335
Shanghai CarverKorea Limited	USD1.00	1
Colombia – Av. El Dorado, No. 69B-45. Bogota Corporate Center Piso 7, Bogotá
Unilever Colombia SCC S.A.S.	COP100.00	1
Unilever Andina Colombia Limitada	COP100.00	1
Colombia – Cl 93 # 19-55, Bogota,Colombia
ULeX Colombia S.A.S.	COP100.00	1
Costa Rica – La Asunción de Belén, Planta Industrial Lizano, Autopista Bernardo Soto
Unilever de Centroamerica S.A.	CRC1.00	1

Unilever Annual Report on Form 20-F 2020	185

Name of Undertaking	Nominal Value	Share Class Note
Costa Rica – Provincia de Heredia, Cantón Belén, Distrito de la Asunción, de la intersección
Cariari- Belén, 400 Mts. Oeste, 800 Mts., al Norte
UL Costa Rica SCC S.A.	CRC1.00	1
Cote D’Ivoire -01 BP 1751 Abidjan 01, Boulevard de Vridi
Unilever-Cote D’Ivoire (99.78)	XOF5,000.00	1
Cote D’Ivoire – Abidjan-Marcory, Boulevard Valery Giscard d’Estaing, Immeuble Plein Ciel,
Business Center, 26 BP 1377, Abidjan 26
Unilever Afrique de l’Ouest	XOF10,000.00	1
Croatia – Strojarska cesta 20, 10000 Zagreb
Unilever Hrvatska d.o.o.	HRK1.00	1
Cuba – Zona Especial de Desarrollo Mariel, Provincia Artemisa
Unilever Suchel, S.A. (60)	USD1,000.00	1
Cyprus – Head Offices, 195C Old Road Nicosia Limassol, CY-2540 Idalion Industrial Zone – Nicosia
Unilever Tseriotis Cyprus Limited (84)	EUR1.00	1
Czech Republic – Voctářova 2497/18, 180 00 Praha 8
Unilever ČR, spol. s r.o.	CZK210,000.00	1
UNILEVER RETAIL ČR, spol. s r.o.	CZK100,000.0	1
Denmark – Ørestads Boulevard 73, 2300 København S
Unilever Danmark A/S	DKK1,000.00	1
Denmark – Petersmindevej 30, 5000 Odense C
Unilever Produktion ApS	DKK100.00	1
Djibouti-Haramous, BP 169
Unilever Djibouti FZCO Limited	USD20.00	1
Dominican Republic – Av. Winston Churchill, Torre Acropolis, Piso 16, Santo Domingo
Unilever Caribe, S.A.	DOP1,000.00	1
Ecuador – Km 25 Vía a Daule, Guayaquil
Unilever Andina Ecuador S.A.	USD1.00	1
Egypt – Galleria 40 Business Complex, 26th of July Corridor, Sheikh Zayed, 6th of October, Giza – 5th
and 6th floors, North Tower
Unilever Mashreq for Manufacturing and Trading (SAE)	EGP10.00	1
Egypt – the Public Free Zone, Alexandria
Unilever Mashreq International Company	USD1,000.00	1
Egypt – Industrial Zone – the first Industrial Zone – beside 14th of May Bridge, Smouha, Sidi Gaber,
Alexandria
Unilever Mashreq Trading LLC (60) (in liquidation)	EGP10.00	1
Commercial United for Import and Export	EGP1000.00	1
Egypt – 15 Sphinx Square, 6th Floor, El-Agouza, Giza
Unilever Mashreq for Import and Export LLC	EGP100.00	1
El Salvador – Nivel 19 Edificio Torre Futura, 87 av. Norte y calle El Mirador, Colonia Escalón,
San Salvador
Unilever El Salvador SCC S.A. de C.V.	USD11.00	1
Unilever de Centro America S.A. de C.V	USD1.00	1
England and Wales – Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
Accantia Group Holdings (unlimited company)	GBP0.01	1
Alberto-Culver (Europe) Limited	GBP1.00	1
Alberto-Culver Group Limited	GBP1.00	1
Alberto-Culver UK Holdings Limited	GBP1.00	1
Alberto-Culver UK Products Limited	GBP1.00	1
	GBP5.00	14
Associated Enterprises Limited°	GBP1.00	1
BBG Investments (France) Limited	GBP1.00	1
Brooke Bond Assam Estates Limited	GBP1.00	1
Brooke Bond Group Limited°	GBP0.25	1
Brooke Bond South India Estates Limited°	GBP1.00	1
	GBP1.00	15
CPC (UK) Pension Trust Limited		16
Dollar Shave Club Limited	GBP1.00	1
Hourglass Cosmetics UK Limited	GBP1.00	1
Margarine Union (1930) Limited°	GBP1.00	1
	GBP1.00	18
	GBP1.00	68
	GBP1.00	69
MBUK Trading Limited	GBP1.00	1
Mixhold Investments Limited	GBP1.00	1
ND4A Limited	GBP1.00	1
Pukka Herbs Limited	GBP0.01	1
T2 Tea (UK) Limited	GBP1.00	1
TIGI Limited	GBP1.00	1
TIGI Holdings Limited	GBP1.00	1
Toni & Guy Products Limited°	GBP0.001	1
UAC International Limited	GBP1.00	1
UML Limited	GBP1.00	1
Unidis Forty Nine Limited	GBP1.00	1
Unilever Australia Investments Limited	GBP1.00	1
Unilever Australia Partnership Limited	GBP1.00	1
Unilever Australia Services Limited	GBP1.00	1
Unilever Company for Industrial Development Limited	GBP1.00	1
Unilever Company for Regional Marketing and Research Limited	GBP1.00	1
Unilever Corporate Holdings Limited°	GBP1.00	1
Unilever Employee Benefit Trustees Limited	GBP1.00	1
Unilever S.K. Holdings Limited	GBP1.00	1
Unilever Innovations Limited	GBP0.10	1
Unilever Overseas Holdings Limited°	GBP1.00	1
Unilever Superannuation Trustees Limited	GBP1.00	1
Unilever U.K. Central Resources Limited	GBP1.00	1
Unilever U.K. Holdings Limited°	GBP1.00	1
Unilever UK & CN Holdings Limited	GBP1.00	2
	GBP1.00	3
	GBP10.00	23
	GBP10.00	24
Unilever UK Group Limited	GBP1.00	2

Name of Undertaking	Nominal Value	Share Class Note
	GBP1.00	3
	GBP1.00	21
Unilever US Investments Limited°	GBP1.00	1
United Holdings Limited°	GBP1.00	1
	GBP500.00	22
England and Wales – Unilever House, Springfield Drive, Leatherhead, KT22 7GR
Alberto-Culver Company (U.K.) Limited	GBP1.00	1
TIGI International Limited	GBP1.00	1
Unilever Pension Trust Limited	GBP1.00	1
Unilever UK Limited	GBP1.00	1
Unilever UK Pension Fund Trustees Limited	GBP1.00	1
USF Nominees Limited	GBP1.00	1
England and Wales – The Manser Building, Thorncroft Manor, Thorncroft Drive, Dorking, KT22 8JB
Dermalogica (UK) Limited	GBP1.00	1
England and Wales – 1st Floor, 16 Charles II Street, London, SW1Y 4QU
Unilever Ventures III Limited Partnership (86.25)		4
England and Wales – Union House, 182-194 Union Street, London, SE1 0LH
REN Skincare Limited	GBP1.00	1
REN Limited	GBP1.00	1
	GBP0.032	19
Murad Europe Limited	GBP1.00	1
England and Wales – Palm Court, 4 Heron Square, Richmond, Surrey, TW9 1EW
Nature Delivered Limited	GBP0.001	1
	GBP0.001	79
	GBP0.001	84
England and Wales – Tolldown Barn, Dyrham, Wiltshire, SN14 8HZ
Marshfield Bakery Limited	GBP0.01	1
England and Wales – 1 More Place, London, SE1 2AF
Accantia Health and Beauty Limited (In Liquidation)	GBP0.25	1
Unidis Sixty Four Limited (In Liquidation)	GBP1.00	1
Unilever Bestfoods UK Limited (In Liquidation)	GBP1.00	1
England and Wales – C/O TMF Group, 8th Floor, 20 Farringdon Street, London, EC4A 4AB
Unilever Ventures Limited	GBP1.00	1
England and Wales – Port Sunlight, Wirral, Merseyside, CH62 4ZD
Unilever Global IP Limited °	GBP1.00	1
Estonia – Kalmistu tee 28a, Tallinna linn, Harju maakond, 11216
Unilever Eesti AS	EUR6.30	1
Ethiopia – Bole Sub City, Kebele 03/05, Lidiya Building, Addis Ababa
Unilever Manufacturing PLC	ETB1,000.00	1
Finland – Post Box 254, 00101 Helsinki
Unilever Finland Oy	EUR16.82	1
Unilever Ingman Production Oy	EUR100.00	1
France – 20, rue des Deux Gares, 92500, Rueil-Malmaison
Bestfoods France Industries S.A.S. (99.99)	No Par Value	1
Cogesal-Miko S.A.S. (99.99)	No Par Value	1
Fralib Sourcing Unit S.A.S. (99.99)	No Par Value	1
Saphir S.A.S. (99.99)	EUR1.00	1
U-Labs S.A.S. (99.99)	No Par Value	1
Tigi Services France S.A.S. (99.99)	No Par Value	1
Unilever France S.A.S. (99.99)	No Par Value	1
Unilever France Holdings S.A.S. (99.99)	EUR1.00	1
Unilever France HPC Industries S.A.S. (99.99)	EUR1.00	1
Unilever Retail Operations France (99.99)	No Par Value	1
France – Parc Activillage des Fontaines – Bernin 38926 Crolles Cedex
Intuiskin S.A.S.(95.81)	EUR1.00	1
France – ZI de la Norge – Chevigny Saint-Sauveur, 21800 Quetigny
Amora Maille Societe Industrielle S.A.S. (99.99)	No Par Value	1
France – 10-12, avenue du Recteur Poincare, Paris, 75016
Laboratoire Garancia	EUR62.50	1
Germany – Wiesenstraße 21. 40549 Düsseldorf
Dermalogica GmbH	EUR25,000.00	1
Germany – Spitaler Straße 16, 20095 Hamburg
ProCepta Service GmbH	EUR28,340.00	1
	EUR2.00	1
	EUR2.00	1
	EUR2.00	1
	EUR2.00	1
Germany – Neue Burg 1, 20457 Hamburg
DU Gesellschaft für Arbeitnehmerüberlassung mbH (99.99)	DEM50,000.00	1
NU Business GmbH	EUR25,000.00	1
Unilever Deutschland GmbH	EUR90,000,000.00	1
	EUR2,000,000.00	1
	EUR1,000,000.00	1
Unilever Deutschland Holding GmbH	EUR39,000.00	1
	EUR18,000.00	1
	EUR14,300.00	1
	EUR5.200.00	1
	EUR6,500.00	1
Unilever Deutschland Produktions GmbH & Co. OHG¥		4
Unilever Deutschland Produktions Verwaltungs GmbH	EUR179,000.00	1
Unilever Deutschland Supply Chain Services GmbH	EUR51,150.00	1
Dollar Shave Club GmbH	EUR25,000.00	1
T2 Germany GmbH	EUR25,000.00	1
Germany – Schultetusstraße 37, 17153 Stavenhagen
Maizena Grundstücksverwaltung GmbH & Co. OHG¥		4
Pfanni GmbH & Co. OHG Stavenhagen¥		4
Rizofoor Gesellschaft mit beschränkter Haftung	EUR15,350.00	1
	EUR138,150.00	1
Schafft GmbH	EUR63,920.00	1
	EUR100,000.00	1

186	Unilever Annual Report on Form 20-F 2020

Group Companies continued

Name of Undertaking	Nominal Value	Share Class Note
UBG Vermietungs GmbH	EUR8,090,190.00	1
	EUR 136.377,489,00	1
Unilever Deutschland Immobilien Leasing GmbH & Co. OHG¥		4
Unilever Deutschland IPR GmbH & Co. OHG¥		4
Germany – Rotebühlplatz 21, 70178 Stuttgart
TIGI Eurologistic GmbH	EUR100.00	1
	EUR24,900.00	1
TIGI Haircare GmbH	EUR25,600.00	1
Ghana – Swanmill, Kwame Nkrumah Avenue, Accra
Millers Swanzy (Ghana) Limited	GHC1.00	1
Ghana – Plot No. Ind/A/3A-4, Heavy Industrial Area, Tema
Unilever Ghana PLC (74.50)	GHC0.0192	1
Ghana – Plot No. Ind/A/3A-4, P O Box 721, Tema
Unilever Oleo Ghana Limited	GHC2.50	1
Greece – Kymis ave & 10, Seneka str. GR-145 64 Kifissia
Elais Unilever Hellas SA	EUR10.00	1
Unilever Knorr SA	EUR10.00	1
Unilever Logistics SA	EUR10.00	1
Guatemala – Diagonal 6. 10-50 zona 10, Ciudad de Guatemala. Nivel 17 Torre Norte Ed.
Interamericas World Financial Center
Unilever de Centroamerica S.A.	GTQ60.00	1
Guatemala – 24 Avenida, Calzada Atanacio Tzul, 35-87 Zona 12 Ciudad de Guatemala
Unilever Guatemala SCC S.A.	GTQ100.00	1
Haiti – 115, Rue Panamericaine, Estabissement Número 1, Petion Ville
Les Condiments Alimentaires, S.A. (61)	HTG1000.00	1
Honduras – Anillo Periférico 600 metros después de la colonia, Residencial, Las Uvas contigua acceso de residencial Roble Oeste, Tegucigalpa M.D.C.
Unilever de Centroamerica S.A.	HNL10.00	1
Hong Kong – Suite 1106-8, 11/F, Tai Yau Building, 181 Johnston Road, Wanchai
Blueair Asia Limited	HKD0.01	1
Hong Kong – 6/F Alexandra House, 18 Charter Road, Central
T2 Hong Kong	HKD1.00	1
Hong Kong – 6 Dai Fu Street, Tai Po Industrial Estate, N.T.
Unilever Hong Kong Limited	HKD0.10	1
Hong Kong – Suite 907, 9/F, Silvercord Tower 2, 30 Canton Road, Tsim Sha Tsui, Kowloon
Hourglass Cosmetics Hong Kong Limited	HKD 1.00	7
Hong Kong – Room 1808, 18/F, Tower II Admiralty Centre, 18 Harcourt Road, Admiralty
Hong Kong CarverKorea Limited	HKD1.00	7
Hong Kong – 14th Floor, One Taikoo Place, 979 King’s Road, Quarry Bay
UPD Hong Kong Limited	HKD100.00	1
Hong Kong – 14/F, One Taikoo Place, 979 King’s Road, Quarry Bay
Go-Uni Limited	USD14,376,000.00	1
Hungary – 1138-Budapest, Váci út 121-127.
Unilever Magyarország Kft	HUF1.00	1
India – Unilever House, B. D. Sawant Marg, Chakala, Andheri (E), Mumbai 400 099
Daverashola Estates Private Limited (61.90)	INR10.00	1
Hindlever Trust Limited (61.90)	INR10.00	1
Hindustan Unilever Limited° (61.90)	INR1.00	1
Jamnagar Properties Private Limited (61.90)	INR10.00	1
Lakme Lever Private Limited (61.90)	INR10.00	1
Levers Associated Trust Limited (61.90)	INR10.00	1
Levindra Trust Limited (61.90)	INR10.00	1
Pond’s Exports Limited (61.90)	INR1.00	1
Unilever India Limited (61.90)	INR1.00	1
Unilever India Exports Limited (61.90)	INR10.00	1
Unilever Industries Private Limited°	INR10.00	1
Unilever Ventures India Advisory Private Limited	INR1.00	1
India – S-327, Greater Kailash – II, New Delhi – 110048, Delhi
Blueair India Pvt. Limited	INR10. 00	1
Indonesia – Grha Unilever, Green Office Park Kav 3, Jalan BSD Boulevard Barat, BSD City, Tangerang, 15345
PT Unilever Indonesia Tbk (84.99)	IDR2.00	1
PT Unilever Enterprises Indonesia (99.50)	IDR1,000.00	1
PT Unilever Trading Indonesia	IDR1,003,875.00	1
Indonesia – KEK Sei Mangkei, Nagori Sei Mangkei, Kecamatan Bosar Maligas, Kabupaten
Simalungun 21183, Sumatera Utara
PT Unilever Oleochemical Indonesia	IDR1,000,000.00	1
Iran – No. 23, Corner of 3rd Street, Zagros Street, Argentina Square, Tehran
Unilever Iran (Private Joint Stock Company)	IRR1,000,000.00	1
Ireland – 20 Riverwalk, National Digital Park, Citywest Business Campus, Dublin 24
Lipton Soft Drinks (Ireland) Limited	EUR1.26	1
Unilever Ireland (Holdings) Limited	EUR1.26	1
Unilever Ireland Limited	EUR1.26	1
Isle of Man – Bridge Chambers, West Quay, Ramsey, Isle of Man, IM8 1DL
Rational International Enterprises Limited	USD1.00	1
Israel – 3 Gilboa St. Airport City, Ben Gurion Airport
Beigel & Beigel Mazon (1985) Limited	ILS1.00	1
Israel – 52 Julius Simon Street, Haifa, 3296279
Bestfoods TAMI Holdings Ltd	ILS0.001	1
Israel Vegetable Oil Company Ltd	ILS0.0001	1
Unilever Israel Foods Ltd	ILS0.10	35
	ILS0.10	79
	ILS0.10	17
	ILS0.0002	25
Unilever Israel Home and Personal Care Limited	ILS1.00	1
Unilever Israel Marketing Ltd	ILS0.0001	1
Unilever Shefa Israel Ltd	ILS1.00	1
Israel – Haharoshet 1, PO Box 2288, Akko, 2451704
Glidat Strauss Limited	ILS1.00	30
	ILS1.00	1
	ILS1.00	31
Italy – Piazza Paleocapa 1/D, 10100, Torino

Name of Undertaking	Nominal Value	Share Class Note
Gromart S.R.L.	EUR1,815,800.00	5
Italy – Via Crea 10, 10095, Grugliasco
G.L.L. S.R.L. (51)	EUR40,000.00	5
Italy - Via Tortona 25, cap 20144 – Milano
Intuiskin S.R.L. (95.81)	EUR10,000.00	1
Italy – Viale Sarca 235, 20126 Milan
Unilever Italia Administrative Services S.R.L.	EUR70,000.00	5
Italy – Via Paolo di Dono 3/A 00142 Roma
Unilever Italia Logistics S.R.L.	EUR600,000.00	5
Unilever Italia Manufacturing S.R.L.	EUR10,000,000.00	5
Unilever Italia Mkt Operations S.R.L.	EUR25,000,000.00	5
Unilever Italy Holdings S.R.L.	EUR1,000.00	5
Italy – Via Plava, 74 10135 Torino
Equilibra S.R.L. (75)	EUR7.80	5
Italy – Business Center Monte Napoleone, Via Monte Napoleone 8, 20121 – Milano
UPD Italia	EUR10,000.00	5
Japan – 2-1-1, Kamimeguro, Meguro-ku, Tokyo 153-8578
Unilever Japan Customer Marketing K.K.	JPY100,000,001.00	1
Unilever Japan Holdings K.K.	JPY10,000,000.00	1
Unilever Japan K.K.	JPY100,000,001.00	1
Unilever Japan Service K.K.	JPY50,000,000.00	1
Japan - 1-8-1 Shinjuku, Shinjuku-ku, Tokyo
Rafra Japan K.K. (70)	JPY20,000,000.00	7
Japan - Ark Hills Sengokuyama Mori Tower 28F, 1-9-10 Roppongi, Minato-ku, Tokyo
UPD Japan K.K.	JPY50,000.00	1
Jersey – 13 Castle Street, St Helier, Jersey, JE4 5UT
Unilever Chile Investments Limited	GBP1.00	1
Jordan – King Hussein Business Park, Building no. 24, ground floor, Amman
Unilever Jordan LLC	JOD1000.00	1
Kazakhstan – Raimbek, Avenue 160 A, Office 401, Almaty
Unilever Kazakhstan LLP		4
Kenya – Head Office, Kericho-Nakuru Road, P.O. BOX 20, 20200, Kericho
Brooke Bond Mombasa Limited (99.99)	KES1.00	1
Mabroukie Tea & Coffee Estates Limited (99.99)	KES1.00	1
The Limuru Tea PLC (51.99)	KES20.00	1
Unilever Tea Kenya Limited (98.56)	KES1.00	1
Kenya – Commercial Street, Industrial Area, P.O. BOX 30062-00100, Nairobi
Unilever Kenya Limited°	KES20.00	1
Korea – 443 Taeheran-ro, Samsung-dong, Kangnam-gu, Seoul
Unilever Korea Chusik Hoesa	KRW10,000.00	1
Korea – 81, Tojeong 31-gil, Mapo-gu, Seoul
CARVERKOREA Co., Ltd	KRW500.00	7
Laos – Viengvang Tower, 4th Floor, Room no. 402A, Boulichan Road, Dongpalan Thong Village,
Sisattanak District, Vientiane Capital
Unilever Services (Lao) Sole Co Limited	LAK80,000.00	1
Latvia – Kronvalda bulvāris 3-10, Rīga, LV-1010
Unilever Baltic LLC	EUR1.00	1
Lebanon – Sin El Fil, Zakher Building, Floor 4, Beirut
Unilever Levant s.a.r.l.	LBP1,000,000.00	1
Lithuania – Skuodo st. 28, Mazeikiai, LT-89100
UAB Unilever Lietuva distribucija	EUR3,620.25	1
UAB Unilever Lietuva ledu gamyba	EUR3,620.25	1
Malawi – Room 33, Gateway Mall, Area 47, Lilongwe Malawi
Unilever South East Africa (Private) Limited	MWK2.00	1
Malaysia – Level 34, Menara TM, Jalan Pantai Baru, 59200 Kuala Lumpur
Unilever (Malaysia) Holdings Sdn. Bhd.	No Par Value	1
Unilever (Malaysia) Services Sdn. Bhd.	No Par Value	1
Unilever Foods (Malaysia) Sdn. Bhd.	No Par Value	1
Unilever Malaysia Aviance Sdn. Bhd.	No Par Value	1
Mexico – Av. Tepalcapa No.2, Col. Rancho Santo Domingo, C.P. 54900 Tultitlán, Estado de México
Unilever de Mexico S.de R.l. de C.V.		4
Unilever Holding Mexico S.de R.L. de C.V.		4
Unilever Manufacturera S.de R.L. de C.V.		4
Servicios Professionales Unilever S.de R.L. de C.V.		4
Unilever Mexicana S.de R.L. de C.V.		4
Unilever Real Estate Mexico S.de R.L. de C.V.		4
Unilever Servicios de Promotoria, S.de R.L. de C.V.		4
Moldova – 6A Uzinelor Street, Kishinev, MD -2023
Betty Ice Moldova S.R.L.	MDL7,809,036.00	1
Morocco – Km 10, Route Cotiere, Ain Sebaa, Casablanca
Unilever Maghreb S.A. (99.98)	MAD100.00	1
Mozambique – Avenida 24 de Julho, Edifício 24, nº 1097, 4º andar, Maputo
Unilever Mocambique Limitada	USD0.01	1
Myanmar – No (40,41,47), Min Thate Hti Kyaw Swar Street, 39 Ward, Shwe Pyi Thar Industrial Zone
(2), Shwe Pyi Thar Township, Yangon
Unilever (Myanmar) Limited	No Par Value	1
Myanmar – No (196), West Shwe Gone Dine 5th Street, Bahan Township, Yangon
Unilever (Myanmar) Services Limited	No Par Value	1
Myanmar – Lot No.28,30,31, Hlaing Thar Yar Industrial Zone (3), Hlaing Thar Yar Township, Yangon
Unilever EAC Myanmar Company Limited (60)	No Par Value	1
Nepal – Basamadi, Hetanda – 3, Makwanpur
Unilever Nepal Limited (53.75)	NPR100.00	1
Netherlands – Weena 455, 3013 AL Rotterdam
Alberto-Culver Netherlands B.V.	EUR1.00	2
	EUR1.00	3
Argentina Investments B.V.	EUR454.00	1
BFO Holdings B.V.	EUR1.00	1
BFO TWO B.V.	EUR1.00	1
Brazinvest B.V.	EUR1.00	1
Chico-invest B.V.	EUR455.00	1
Doma B.V.	NLG1,000.00	1

Unilever Annual Report on Form 20-F 2020	187

Name of Undertaking	Nominal Value	Share Class Note
Handelmaatschappij Noorda B.V.	NLG1,000.00	1
Unilever Foods & Refreshments Global B.V.	EUR453.78	1
Itaho B.V.	EUR1.00	1
Lipoma B.V.	NLG1,000.00	1
Marga B.V.	EUR1.00	1
Mavibel (Maatschappij voor Internationale Beleggingen) B.V.	EUR1.00	1
Mexinvest B.V.	EUR1.00	1
Mixhold B.V.°	EUR1.00	2
	EUR1.00	3
	EUR1.00	26
N.V. Elma	NLG1,000.00	1
	NLG1,000.00	27
New Asia B.V.	EUR1.00	1
Nommexar B.V.	EUR1.00	1
Ortiz Finance B.V.	NLG100.00	1
Pabulum B.V.	NLG1,000.00	1
Rizofoor B.V.	NLG1,000.00	1
Rolf von den Baumen’s Vetsmelterij B.V.	EUR454.00	1
Rolon B.V.	NLG1,000.00	1
Saponia B.V.	NLG1,000.00	1
ThaiB1 B.V.	NLG1,000.00	1
ThaiB2 B.V.	NLG1,000.00	1
Unilever Administration Centre B.V.	EUR1.00	1
Unilever Alser B.V.	EUR1.00	1
Unilever Berran B.V.	EUR1.00	1
Unilever Canada Investments B.V.	EUR1.00	1
Unilever Caribbean Holdings B.V.	EUR1,800.00	1
Unilever Employee Benefits Management B.V.	NLG1,000.00	1
Unilever Employment Services B.V.	NLG1,000.00	1
Unilever Europe B.V.	EUR1.00	1
Unilever Europe Business Center B.V.	EUR454.00	1
	EUR454.00	14
Unilever Finance International B.V.	EUR1.00	1
Unilever Finance Netherlands B.V.	EUR1.00	1
FoodServiceHub B.V.	EUR1.00	1
Unilever Global Services B.V.	EUR1.00	1
Unilever Holdings B.V.	EUR454.00	1
Unilever Home & Personal Care Nederland B.V.	EUR100.00	1
Unilever IP Holdings B.V.	EUR1.00	1
Unilever Indonesia Holding B.V.	EUR1.00	1
Unilever Insurances N.V.	EUR454.00	1
Unilever International Holdings B.V. °	EUR1.00	1
Unilever International Holding B.V.	EUR1.00	1
Unilever International Holdings N.V.	EUR1.00	1
Unilever Netherlands Retail Operations B.V.	EUR1.00	1
Unilever Nederland Holdings B.V.	EUR454.00	1
Unilever Nederland Services B.V.	EUR460.00	1
Unilever PL Netherlands B.V.	EUR1.00	1
Unilever Pilot B.V.	EUR1.00	1
Unilever Turkey Holdings B.V.	EUR1.00	1
Unilever US Investments B.V.°	EUR1.00	1
Unilever Ventures Holdings B.V.	EUR453.79	1
Unilever UK Holdings B.V.	EUR1.00	1
Univest Company B.V.	EUR1.00	1
UNUS Holding B.V.	EUR0.10	2
	EUR0.10	3
	EUR0.10	28
	Non-voting†
Verenigde Zeepfabrieken B.V.	NLG1,000.00	1
Wemado B.V.	NLG1,000.00	1
Netherlands – Mr. Treublaan 7, Spaces Amstel Suites 2.30, 1097DP Amsterdam
Dollar Shave Club B.V.	EUR1.00	1
Netherlands – Hofplein 19 3032 AC Rotterdam
Lever Faberge Europe-Sourcing Unit Vlaardingen B.V.	NLG1,000.00	1
Tessa B.V.	EUR1.00	1
Unilever Nederland B.V.	EUR454.00	1
Unilever Nederland Foods Factories B.V.	EUR46.00	1
Netherlands – Valkweg 2 7447JL Hellendoorn
Ben en Jerry’s Hellendoorn B.V.	EUR453.78	1
Netherlands – Markhek 5, 4824 AV Breda
De Korte Weg B.V.	EUR1.00	1
	EUR1.00	26
Netherlands – Bronland 14, 6708 WH Wageningen
Unilever Innovation Centre Wageningen B.V.	EUR460.00
Netherlands – Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
(Registered Seat: Rotterdam)
Unilever Overseas Holdings B.V.	NLG1,000.00	1
Unilever UK Holdings N.V.	EUR1.00	1
New Zealand – Level 4, 103 Carlton Gore Rd, Newmarket, Auckland 1023
Ben & Jerry’s Franchising New Zealand Limited	No Par Value	1
T2 NZ Limited	NZD1.00	1
Unilever New Zealand Limited	NZD2.00	1
Nicaragua – Km 11.5, Carretera Vieja a León, 800 Mts Norte, 100 Mts Este, 300 Mts Norte, Managua
Unilever de Centroamerica S.A.	NIC50.00	1
Niger – BP 10272 Niamey
Unilever Niger S.A. (88.42)	XOF10,000.00	1
Nigeria – 1 Billings Way, Oregun, Ikeja, Lagos
Unilever Nigeria Plc (75.96)	NGN0.50	1
West Africa Popular Foods Nigeria Limited (51)	NGN1.00	1
Norway – Martin Linges vei 25, Postbox 1, 1331 Fornebu
Unilever Norge AS	NOK100.00	1

Name of Undertaking	Nominal Value	Share Class Note
Pakistan – Avari Plaza, Fatima Jinnah Road, Karachi – 75530
Unilever Pakistan Foods Limited (76.57)	PKR10.00	1
Unilever Pakistan Limited (99.28)	PKR50.00	1
(71.78)	PKR100.00	14
Palestine – Ersal St. Awad Center P.O.B 3801 Al-Beireh, Ramallah
Unilever Market Development Company	JOD1.00	1
Panama – Punta Pacífica, Calle Isaac Hanoro Missri, P.H. Torre de las Américas, Torre C, Oficina 32, corregimiento de San Francisco, Distrito y Provincia de Panamá
Unilever Regional Services Panama S.A.	USD1.00	1
Panama – Calle Isaac Honoro, Torre de las Americas, torre C, piso 32, corregimiento de San
Francisco, distrito y provincia de Panamá
Unilever de Centroamerica S.A.	No Par Value	1
Paraguay – 4544 Roque Centurión Miranda N° 1635 casi San Martin. Edificio Aymac II, Asunción
Unilever de Paraguay S.A.	PYG1,000,000.00	1
Peru – Av. Paseo de la Republica 5895 OF. 401, Miraflores, Lima 18
Unilever Andina Perú S.A.	PEN1.00	1
Philippines – Linares Road, Gateway Business Park, Gen. Trias, Cavite
Metrolab Industries, Inc.	PHP1.00	7
	PHP10.00	14
Philippines – 7th Floor, Bonifacio Stopover Corporate Center, 31st Street corner 2nd Avenue,
Bonifacio Global City, Taguig City
Unilever Philippines, Inc.	PHP50.00	7
Philippines – 11th Avenue corner 39th Street, Bonifacio Triangle, Bonifacio Global City, Taguig City
Universal Philippines Body Care, Inc	PHP100.00	7
Philippines – Manggahan Light Industrial Compound, A. Rodriguez Avenue, Bo. Manggahan, Pasig City
Unilever RFM Ice Cream, Inc. (50)	PHP1.00	29
Poland – Jerozolimskie 134, 02-305, Warszawa
Unilever Polska Sp. z o.o.	PLN50.00	1
Unilever Poland Services Sp. z o.o.	PLN50.00	1
Unilever Polska S.A.	PLN10.00	1
Puerto Rico – Professional Services Park 997, San Roberto St., Suite 7, San Juan
Unilever de Puerto Rico, Inc°	USD100.00	1
Rwanda – Nyarugenge, Nyarungenge, Umujyi wa Kigali, Rwanda, P.O. BOX 6428 Kigali
Unilever Tea Rwanda Limited	RWF1000.00	1
Romania – Ploiesti, 291 Republicii Avenue, Prahova County
Unilever Romania S.A. (99)	ROL0.10	1
Unilever South Central Europe S.A.	ROL260.50	1
Romania – 121 Cernăuţi Street, Suceava 720089
Betty Ice SRL	RON10.00	1
Romania – 9-9A Dimitrie Pompei Blvd, Iride Business Park Buildings 5 and 6, 2nd District, Bucuresti
Good People SA (75)	RON10.00	1
Russia – 644031, 205, 10 let Oktyabrya, Omsk
Inmarko Trade LLC	RUB1,000,000.00	13
Russia – 123022, 13, Sergeya Makeeva Street, Moscow
OOO Unilever Rus	RUB28,847,390, 269.19	13
Saudi Arabia – P.O. Box 5694, Jeddah 21432
Binzagr Unilever LimitedX (49)	SAR1,000.00	1
Serbia – Belgrade, Serbia, Omladinskih brigada 90b – Novi Beograd
Unilever Beograd d.o.o.		13
Singapore – 20 Pasir Panjang Road, #06-22 Mapletree Business City, 117439
T2 Singapore Pte. Limited	No Par Value	1
Unilever Asia Private Limited	No Par Value	1
Unilever Singapore Pte. Limited	No Par Value	1
UPD Singapore Private Pte Limited	SGD1.00	1
Slovakia – Karadzicova 10, 821 08 Bratislava
Unilever Slovensko spol. s r.o.	EUR1.00	1
South Africa -15 Nollsworth Crescent, Nollsworth Park, La Lucia Ridge Office Estate, La Lucia, 4051
Nollsworth Park Properties (Pty) Limited (in liquidation)	ZAR2.00	1
Unilever Market Development (Pty) Limited	ZAR1.00	1
Unilever South Africa (Pty) Limited	ZAR2.00	1
Unilever South Africa Holdings (Pty) Limited	ZAR1.00	1
	ZAR1.00	2
	ZAR1.00	3
South Africa – 4 Merchant Place, CNR Fredman Drive and Rivonia Road Sandton, 2196
Aconcagua 14 Investments (RF) (Pty) Limited	ZAR1.00	1
Spain – PA / Reding, 43, Izda 1, 29016 Malaga
Intuiskin S.L.U. (95.81)	EUR1.00	1
Spain – C/ Tecnología 19, 08840 Viladecans
Unilever Espana S.A.	EUR48.00	1
Unilever Services Espana S.A.	EUR60.00	1
Spain – C/ Felipe del Río, 14 – 48940 Leioa
Unilever Foods Industrial Espana, S.L.U.	EUR600.00	1
Sri Lanka – 258 M Vincent Perera Mawatha, Colombo 14
Brooke Bond Ceylon (Pvt) Limited	LKR100.00	1
Ceytea (Pvt) Limited	LKR10.00	1
Lever Brothers (Exports and Marketing) (Pvt) Limited°	LKR2.00	1
Maddema Trading Company (Pvt) Limited	LKR10.00	1
Premium Exports Ceylon (Pvt) Limited	LKR10.00	1
R.O. Mennell & Co. (Ceylon) (Pvt) Limited	LKR10.00	1
Unilever Ceylon Services (Pvt) Limited	LKR10.00	1
Unilever Lipton Ceylon Limited	LKR10.00	1
Unilever Sri Lanka Limited°	LKR10.00	1
Sweden – Box 1056, Svetsarevägen 15, 171 22, Solna Stockholm
Alberto Culver AB	SEK100.00	1
Unilever Holding AB	SEK100.00	1
Unilever Produktion AB	SEK50.00	1
Unilever Sverige AB	SEK100.00	1
Sweden – Karlavagen 108, 115 26 Stockholm
Blueair AB	SEK100.00	1
Sweden – Karlavagen 108, 115 26, Stockholm
Jonborsten AB	SEK1.00	1

188	Unilever Annual Report on Form 20-F 2020

Group Companies continued

Name of Undertaking	Nominal Value	Share Class Note
Sweden – Nordenskioldgatan 19, 413 09 Goteborg
Nature Delivered Sweden AB	SEK1.00	1
Switzerland – Bahnhofstrasse 19, CH 8240 Thayngen
Knorr-Nährmittel Aktiengesellschaft	CHF1,000.00	1
Unilever Schweiz GmbH	CHF100,000.00	1
Switzerland – Spitalstrasse 5, 8200, Schaffhausen
Helmsman Capital AG	CHF1,000.00	1
Unilever Supply Chain Company AG	CHF1,000.00	1
Unilever ASCC AG	CHF1,000.00	1
Unilever Finance International AG	CHF1,000.00	1
Unilever Business and Marketing Support AG	CHF1,000.00	1
Unilever Overseas Holdings AG	CHF1,000.00	1
Unilever Schaffhausen Service AG	CHF1,000.00	1
Unilever Swiss Holdings AG	CHF1,000.00	1
Switzerland – Hinterbergstr. 30, CH-6312 Steinhausen
Oswald Nahrungsmittel GmbH	CHF800,000.00	1
Switzerland – Bahnhofstrasse 28, 6300 Zug
Unilever Reinsurance AG	CHF1,000.00	1
Sudan – Kafoury, Area (4), Industrial Zone, Khartoum
Unilever Sudanese Investment Company	SDF10.00	1
Taiwan – 3F., No. 550, Sec. 4, Zhongxiao East Rd., Xinyi District, Taipei City
Unilever Taiwan Limited (99.92)	TWD10.00	1
Tanzania – Plot No.4A Pugu Road, Dar Es Salaam
Unilever Tanzania Limited	TZS20.00	1
Tanzania – P.O. Box 40, Mufindi
Unilever Tea Tanzania Limited	TZS20.00	1
Thailand – 161 Rama 9 Road, Huay Kwang, Bangkok 10310
Unilever Thai Holdings Limited	THB100.00	1
Unilever Thai Services Limited	THB100.00	1
Unilever Thai Trading Limited	THB100.00	1
Thailand – 12 A Floor Unit B1-B2, Office No. 1225, Siam Piwat Tower, 989 Rama I Road, Pathumwan,
Bangkok 10330
UPD (Thailand) Co., Limited	USD1.00	1
Trinidad & Tobago – Eastern Main Road, Champs Fleurs
Unilever Caribbean Limited (50.01)	TTD1.00	1
Tunisia – Z.I. Voie Z4-2014 Mégrine Erriadh – Tunis
Unilever Tunisia S.A. (97.35)	TND6.00	1
Unilever Maghreb Export S.A. (97.33)	TND5.00	1
Tunisia – Z.I. Voie Z4, Megrine Riadh, Tunis, 2014
UTIC Distribution S.A.X (47.70)	TND10.00	1
Turkey – Saray Mahallesi Dr. Adnan Büyükdeniz Cad. No.13 34768 Ümraniye – İstanbul
Unilever Gida Sanayi ve Ticaret AŞo (99.98)	TRY0.01	1
Unilever Sanayi Ve Ticaret Türk Aşo (99.98)	TRY0.01	1
Besan Besin Sanayi ve Ticaret AŞ (99.99)	TRY0.01	1
Dosan Konserve Sanayi ve Ticaret AŞ (99.64)	TRY0.01	1
Unilever Hizli Tuketim Urunleri Satis Pazarlama ve Ticaret Anonim	TRY0.01	1
Sirketi (99.98)
Uganda – Plot 10/12 Nyondo Close, Industrial Area, P.O. Box 3515 Kampala
Unilever Uganda Limited	UGX20.00	1
Ukraine – 04119, 27-T, Dehtyarivska Str., Kyiv
Pallada Ukraine LLC (In Liquidation)	UAH335,010,360.00	13
Unilever Ukraine LLC	UAH1,151,329,850	13
United Arab Emirates – PO Box 17053, Jebel Ali, Dubai
Severn Gulf FZCOX (50)	AED100,000.00	1
Unilever Gulf FZE	AED1,000,000.00	1
United Arab Emirates – Al Hebiah Fourth – Dubai Sports City- office 410- The Bridge – P.O. Box 17055
Unilever Binzagr Gulf General Trading LLCX (50)	AED1,000.00	1
United Arab Emirates – Easa Saleh Al Gurg Building, Karama, Office M01, P.O. Box 17055, Dubai
Unilever General Trading LLC	AED1,000.00	1
United Arab Emirates – Warehouse No. 1.2, Dubai Industrial Park – Seeh Shwaib 2
Unilever Home & Personal Care Products Manufacturing LLCX (49)	AED1,000.00	1
United States – 700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
Alberto-Culver Company	No Par Value	1
Alberto-Culver International, Inc	USD1.00	1
Alberto-Culver (P.R.), Inc	No Par Value	1
Alberto-Culver USA, Inc	No Par Value	1
Ben & Jerry’s Franchising, Inc	USD1.00	7
Ben & Jerry’s Gift Card, LLC		13
Ben & Jerry’s Homemade, Inc	USD0.01	7
Chesebrough-Pond’s Manufacturing Company	No Par Value	1
Conopco, Inc	USD1.00	7
Dermalogica, LLC		13
Kate Somerville Holdings, LLC		13
Kate Somerville Skincare LLC		13
The Laundress, LLC		13
Lipton Industries, Inc	USD1.00	1
Murad LLC		13
Pantresse, Inc	USD120.00	1
REN USA Inc	No Par Value	7
Skin Health Experts, LLC		13
Kensington & Sons, LLC	No Par Value	13
St. Ives Laboratories, Inc	USD0.01	1
Kirei Intermediate Holdings, LLC		13
T2 US LLC		13
TIGI Linea Corp	No Par Value	1
Unilever AC Canada Holding, Inc	USD10.00	1
Unilever Bestfoods (Holdings) LLC		13
Unilever Capital Corporation	USD1.00	1
Unilever Illinois Manufacturing, LLC		13
Unilever Manufacturing (US), Inc	USD1.00	1
Unilever Trumbull Holdings, Inc	USD1.00	7

Name of Undertaking	Nominal Value	Share Class Note
Unilever Trumbull Research Services, Inc	USD1.00	1
	USD1.00	34
Unilever United States Foundation, Inc		13
Unilever United States, Inc	USD0.3333	7
Unilever Ventures Advisory LLC		13
United States – 125 S Clark, Suite 2000, Chicago, IL 60603
Blueair Inc.	No Par Value	1
United States – 233 Bleecker Street, New York, 10014
Carapina LLC (In Liquidation)		13
Grom Columbus LLC (In Liquidation)		13
Grom Malibu LLC (In Liquidation)		13
Grom USA LLC (In Liquidation)		13
Hollywood LLC (In Liquidation)		13
Spatula LLC (In Liquidation)		13
United States – 60 Lake Street, Suite 3N, Burlington, VT 05401
Seventh Generation Canada, Inc.	No Par Value	7
Seventh Generation, Inc.	USD.001	7
United States – 13335 Maxella Ave. Marina del Rey, CA 90292
Dollar Shave Club, Inc.	USD.001	13
Personal Care Marketing & Research Inc	USD 1.00	7
United States – 2711 Centerville Road, Suite 400, Wilmington, Delaware
Grom Franchising LLC (In Liquidation)		13
United States – 55 East 59th Street, New York, 10022
Intuiskin Inc (95.81)	No Par Value	1
United States – CTC 1209 Orange Street Wilmington, DE19801
Living Proof, Inc.	USD0.01	1
Nature Delivered, Inc.	USD0.01	7
United States – 1241 Electric Avenue, Venice CA 90291
Kingdom Animalia, LLC		13
United States – 2711 Centreville Road, Suite 400, Wilmington, New Castle County, Delaware 19808
Pukka Herbs Inc	USD0.001	7
United States – 11 Ranick Drive South, Amityville, NY 11701
BC Cadence Holdings, Inc	USD0.01	7
Sundial Brands LLC	No Par Value	66
Madam C.J. Walker Enterprises, LLC		13
Nyakio LLC		13
United States – 1169 Gorgas Avenue, Suite A, San Francisco CA 94129
Olly Public Benefit Corporation	USD0.00001	7
United States – 208 Utah Street, Suite 300, San Francisco, CA, 94103
Tatcha, LLC		13
United States – 127 Nevada Street, El Segundo, CA 90245
The LIV Group, Inc.	No Par Value	13
United States – 1209 Orange Street, Wilmington, DE 19801
Unilever North America Suply Chain Company, LLC		13
United States – 4056 Del Rey Avenue, Marina Del Rey, CA 90292
SmartyPants, Inc	USD0.00001	7
Uruguay – Camino Carrasco 5975, Montevideu
Unilever Uruguay SCC S.A.	UYU1.00	1
Lever S.A.	UYP0.10	1
Unilever del Uruguay S.R.L.	UYU1.00	1
Venezuela – Edificio Torre Corp Banca, Piso 15, entre Avenidas Blandín y Los Chaguaramos,
Urbanización La Castellana, Caracas
Unilever Andina Venezuela S.A.	VEB1000.00	1
Vietnam – Lot A2-3, Tay Bac Cu Chi Industry Zone, Tan An Hoi Ward, Cu Chi District, Ho Chi Minh City
Unilever Vietnam International Company Limited		13
Zambia – Stand 2375, Corner Addis Ababa Drive & Great East Road, Show Grounds, Lusaka
Unilever South East Africa Zambia Limited	ZMK2.00	34
	ZMK2.00	1
Zimbabwe – 2 Stirling Road, Workington, Harare
Unilever – Zimbabwe (Pvt) LimitedΔ	ZWD2.00	1
SUBSIDIARY UNDERTAKINGS NOT INCLUDED IN THE CONSOLIDATION
Austria – Rochusgasse 4, 5020, Salzburg
NATURAL EVOLUTION gmbH	EUR100.00	1
Brazil – Av Das Nacoes Unidas, 14261 4º Andar Ala B, Vila Gertrudes, Cep 04792-000, Sao Paulo
Unileverprev Sociedade De Previdencia Privada		13
Bulgaria – Debelets city, Promishlena zona st. 5030 Veliko Tarnovo
Sladoledena Fabrika EOOD	BGN50.00	1
China – Room 604-48, Building 1, No. 38 Debao Road, Waigaoqiao bonded zone, Shanghai
UPD China	CNY1.00	1
Ecuador – Km 25 Vía a Daule, Guayaquil
Visanuasa S.A.	USD1.00	1
England and Wales – 100 Victoria Embankment, Blackfriars, London, EC4Y 0DY
Uflexreward Limited	GBP0.001	35
Uflexreward Holdings Limited	GBP0.001	35
Jech Limited°	GBP1.00	1
England and Wales – Nightingale House, 46-48 East Street, Epsom, Surrey, KT17 1HQ
Brand Evangelist for Beauty Limited Δ◇(79.47)	GBP1.00	2
(100)	GBP1.00	85
England and Wales – 1 More London Place, London, SE1 2AF
Unidis Twenty Six Limited (In Liquidation)	GBP1.00	1
Lever Brothers Port Sunlight Limited (in liquidation)	GBP1.00	1
England and Wales – c/o TMF Group, 8th Floor, 20 Farringdon Street, London, EC4A 4AB
Unilever Ventures General Partner Limited◇	GBP1.00	1
Greece – Kymis ave & 10, Seneka str. GR-145 64 Kifissia
Lipoma Management Consulting SA	EUR10.00	1
ULBCS Logistics Consulting SA	EUR10.00	1
Haiti – Port-au-Prince
Unilever Haiti S.A.	HTG500,000	56
India – Unilever House, B. D. Sawant Marg, Chakala, Andheri (E), Mumbai 400 099
Bhavishya Alliance Child Nutrition Initiatives (61.90)	INR10.00	1

Unilever Annual Report on Form 20-F 2020	189

Name of Undertaking	Nominal Value	Share Class Note
Hindustan Unilever Foundation (61.90)	INR10.00	1
Israel – Park Zvaim Industrial Area, Beit Shean / Correspondance: P.O.B. 787, Beit Shean, 1090000
PCMR International Limited	NIS0.10	1
Jamaica – White Marl Street, Spanish Town, PO Box 809, Parish Saint Catherine
Unilever Jamaica Limited	JMD1.00	1
Kenya – Commercial Street, P.O. BOX 40592-00100, Nairobi
Union East African Trust Limited*	KES20.00	1
Morocco – Km 10, Route Cotiere, Ain Sebaa, Casablanca
Societe Commerciale du Rif	MAD50.00	1
Societe Tangeroise de Parfumerie et d’Hygiene S.A.R.L.	MAD50.00	1
Myanmar – Shwe Gon Daing (West) 5th Street, No. 196, Mimosa Tower, Shwe Gon Daing (West) Ward,
Bahan Township, Yangon, Myanmar 11201
Lever Brothers (Burma) Limited	MMK500,000.00	1
Netherlands – Weena 455, 3013 AL Rotterdam
Unilever Tea HoldCo Netherlands B.V.	EUR1.00	1
Unilever Tea TopCo Netherlands B.V.	EUR1.00	1
Palestine – Jamil Center, Al-Beireh, Ramallah
Unilever Agencies Limited (99)	JOD1.00	1
Qatar – Zone 43, Street 340, Doha
Unilever Qatar	QAR200.00	1
Scotland – c/o Brodies LLP, 15 Atholl Crescent, Edinburgh, EH3 8HA
Unilever Ventures (SLP) General Partner Limited	GBP1.00	1
United States – 13335 Maxella Ave. Marina del Rey, CA 90292
DSC Distribution, Inc.		7
United States – 233 Bleecker Street, New York, 10014
Grom WTC LLC		13
Grom Century City LLC		13
United States – c/o The Corporation Trust Company, Coporation Trust Center, 1209 Orange Street,
Wilmington, Delaware, 19801. New Castle County
Cocotier, Inc	USD0.001	7
ASSOCIATED UNDERTAKINGS
Australia – 47 Dover Street, Cremorne, VIC, 3121, Australia
SNDR PTY LTDΔ◇ (100)	No Par Value	58
Australia – 3 Moss Place, North Melbourne, Victoria 3051
Group Fourteen Holdings Pty Ltd Δ◇	No Par Value	71
Bahrain – 161, Road 328, Block 358, Zinj, Manama
Unilever Bahrain Co. W.L.L. (49)	BHD50.00	1
Brazil – Avenue Engenheiro Luiz Carlos Berrini, 105, 16º andar, Ed. Berrini One, Itaim Bibi, CEP
0471/001-00, City of São Paulo, State of São Paulo
Gallo Brasil Distribuição e comércio Limitada (55)	BRL1.00	5
Canada – Suite 300-171 West Esplanade, North Vancouver, British Columbia Canada V7M 3K9
A&W Root Beer Beverages Canada Inc ◇ (40)	No Par Value	38
Cyprus – 2 Marcou Dracou str., Engomi Industrial Estate, 2409 Nicosia
Unilever PMT LimitedΔ (49)	EUR1.71	3
England and Wales – Chesterford Research Park, Little Chesterford, Saffron Waldon CB10 1XL
Arecor LimitedΔ◇ (18.37)	GBP0.01	1
(36.23)	GBP0.01	35
England and Wales – 85 Great Portland Street, London, England, W1W 7LT
Blis Global LimitedΔ◇ (30.67)	GBP0.00001	39
(0.20)	GBP0.00001	1
England and Wales – 5 Dickenson Road, Crouch End, London, United Kingdom, N8 9EN
Blow Limited◇ (5.30)	GBP0.001	1
(81.58)	GBP0.001	57
England and Wales – First Floor, 59-61 High Street West, Glossop SK13 8AZ
CDDM Technology LimitedΔ◇ (49.53)	GBP0.01	36
England and Wales – 2nd Floor, 17 Waterloo Place, London, SW1Y 4AR
Langholm Capital II L.P. (46.30)		4
England and Wales – Unit 1.8 & 1.9 The Shepherds Building, Charecroft Way, London, W14 0EE
SCA Investments Limited Δ◇ (60.49)	GBP0.001	40
(25.19)	GBP0.001	41
(3.65)	GBP0.001	42
England and Wales – Unit 2.2 Second Floor, 11-29 Fashion Street, London E1 6PX
THENUDECO LIMITED Δ◇ (38.95)	GBP0.001	35
(12.71)	GBP0.000001	44
England and Wales – 2nd Floor, 5 Jubilee Place, Chelsea, London, SW3 3TD
Trinny London Limited Δ◇ (59.43)	GBP0.01	43
(32.32)	GBP0.01	77
England and Wales – 127 North Milton Park, Abingdon, Oxfordshire OX14 4SA
P2i Limited Δ◇ (12.89)	GBP0.0001	1
(5.44)	GBP0.0001	44
(5.44)	GBP0.0001	46
(50)	GBP1.00	80
(4.20)	GBP0.0001	52
England and Wales – Level 1 Brockbourne House, 77 Mount Ephraim, Tunbridge Wells,
Kent, England, TN4 8BS
Clean Beauty Co LtdΔ◇ (99.66)	GBP0.0001	22
(26.72)	GBP0.0001	58
England and Wales – 170 Finchley Road, London, NW3 6BP
GALLINEE LTDΔ◇ (51.89)	GBP0.01	44
England and Wales – C4 Lab Psc Building Unilever R&D Port Sunlight, Quarry Road East, Bebington,
Wirral, CH63 3JW
Penhros Bio Limited◇ (50)	GBP1.00	1
France – 6 rus des Freres Caudron, 78140 Velizy Villacoublay
Pegase S.A.S. (25)	EUR5,000.00	1
France – 7 rue Armand Peugeot, 92500 Rueil-Malmaison
Relais D’or Centrale S.A.S. (49.99)	No Par Value	1
Germany – Beerbachstraße 19, 91183 Abenberg
Hans Henglein & Sohn GmbH ◇ (50)	EUR100,000.00	1
Henglein & Co. Handels-und Beteiligungs GmbH & Co. KG◇ (50)		4
Henglein Geschäftsführungs GmbH◇ (50)	DEM50,000.00	1

Name of Undertaking	Nominal Value	Share Class Note
Nürnberger Kloßteig NK GmbH & Co. KG◇ (50)		4
Germany – Bad Bribaer Straße, 06647 Klosterhäseler
Henglein GmbH◇ (50)	DEM50,000.00	1
Germany – Beerbachstruße 37, 17153 Stavenhagen
Hochreiter Frischteigwaren GmbH ◇ (50)	DEM250,000.00	1
India – Plot No B-9-10 – Near Huda Market, Sector 32, Gurugram, Gurgaon HR 122001
AAIDEA Solutions Private LimitedΔ◇ (1.08)	INR10.00	75
(100)	INR100.00	72
(5.72)	INR100.00	73
(8.19)	INR100.00	89
(31.13)	INR100.00	74
(18.20)	INR100.00	45
India – 1st & 2nd Floor, Kagalwala House, Plot No. 175, CST Road, Kalina, Bandra Kurla,
Santacruz East Mumbai, Mumbai 400098
Peel-Works Private LimitedΔ◇ (48.15)	INR30.00	63
(16.67)	INR30.00	70
(14.65)	INR30.00	32
India – 403 Valentina, Hiranandani Estate Thane, Thane West, 400607, Maharashtra
Pureplay Skin Sciences (India) Private Limited◇ (0.01)	INR10.00	75
(100)	INR100.00	73
(100)	INR100.00	64
(6.54)	INR100.00	65
India – 135 Hubtown Solaris, N.S. Phadke Marg, Andheri East-West Flyover Junction,
Andheri (East) Mumbai 400069
O(1) India Private Limited◇ (0.001)	INR10.00	75
(29.15)	INR100.00	76
(31.75)	INR100.00	66
Indonesia – Wisma Bango Lt.05, Jl.Sulaiman No.32 Sukabumi Utara Kec. Kebon Jeruk,
Jakarta Barat 11540
PT Anugrah Mutu Bersama◇ (40)	IDR1,000,000.00	1
Indonesia – Gedung Pasaraya Blok M Gedung B Lantai 6 dan 7 Jalan Iskandarsyah II no. 2, DKI
Jakarta
PT Gerai Cepat Untung ◇ (40)	RP100.00	1
Iran –Iran – Second floor, No. 23, Corner of 3rd Street, Zagros Street, Argentina Square, Tehran
Unilever-Golestan (Private Joint Stock Company)(50.66)		1
Ireland – 70 Sir John Rogersons Quay, Dublin 2
Pepsi Lipton International LimitedΔ	EUR1.00	52
	EUR1.00	53
	EUR1.00	54
	EUR1.00	55
Israel – Kochav Yokneam Building, 4th Floor, P.O. Box 14, Yokneam Illit 20692
IB Ventures LimitedΔ◇ (99.74)	ILS1.00	14
Japan – #308, 5–4–1, Minami Azabu, Tokyo
Grom Japan K.K◇ (34)	JPY50,000.00	1
Luxembourg – 5 Heienhaff, L-1736 Senningerberg
Helpling Group Holding S.à r.l.Δ◇ (98.57)	EUR1.00	60
(2.43)	EUR1.00	33
Mauritius – c/o Apex Fund Services (Mauritius) Ltd, 4th Floor, 19 Bank Street, Cyber City, Ebene 72201
Capvent Asia Consumer Fund LimitedΔ (40.41)	USD0.01	78
Oman – Po Box 1711, Ruwi, Postal code 112
Towell Unilever LLC (49)	OMR10.00	1
Philippines – 11th Avenue corner 39th Street, Bonifacio Triangle, Bonifacio Global City, Taguig City, M.M
Sto Tomas Paco Land CorpΔ◇ (40)	PHP1.00	7
Cavite Horizons Land, Inc.◇ (35.10)	PHP1.00	7
	PHP10,000.00	14
Philippines – Manggahan Light Industrial Compound, A. Rodriguez Avenue, Bo. Manggahan, Pasig City
WS Holdings Inc.Δ◇	PHP1.00	29
Selecta Walls Land CorpΔ◇	PHP10.00	29
Portugal – Largo Monterroio Mascarenhas, 1,1099–081 Lisboa
Fima Ola – Produtos Alimentares, S.A. (55)	EUR4,125,000	1
Gallo Worldwide, Limitada(55)	EUR550,000	5
Grop – Gelado Retail Operation Portugal, Unipessoal, LDA (55)	EUR27,500	5
Transportadora Central do Infante, Limitada (54)	EUR27,000	1
Unilever Fima, Limitada (55)	EUR14,462,336.00	5
Victor Guedes – Industria e Comercio, S.A. (55)	EUR275.00	1
Saudi Arabia – 8770 King Abudlaziz Branch Road, Ash Shati, Jeddah 23514-3261
Binzagr Unilever Distribution Company Limited (49)	SAR1,000.00	1
Sweden – No 18 Office & Lounge, Briger Jarlsgatan 18,114 34 Stockholm
SachaJuan Haircare ABΔ◇ (69.5)	SEK1.00	9
United Arab Emirates – P.O. Box 49, Dubai
Al Gurg Unilever LLC (49)	AED1,000.00	1
United Arab Emirates – Po Box 49, Abu Dhabi
Thani Murshid Unilever LLC (49)	AED1,000.00	1
United States -1679 South Dupont Highway, Suite 100, Dover, Kent County, Delaware 19901
Beauty Bakerie Cosmetics Brand IncΔ◇
(50.05)	USD0.001	86
(16.24)	USD0.001	87
(24.88)	USD0.001	93
United States – 2600 Tenth St #101, Berkeley CA 94710
Machine Vantage◇ (9.86)		7
(49.93)		58
United States – c/o Resident Agents Inc. 8 The Green, STE R, Dover, Kent, Delaware, 19901
Discuss.io Inc◇ (7.94)	USD0.0001	7
(17.83)	USD0.0001	55
(50.53)	USD0.0001	58
United States – 700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
Pepsi Lipton Tea Partnership (50)		4
Food Service Direct Logistics, LLC		13
United States – 548 Market St #70998, San Francisco, CA 94104-5401
Physic Ventures L.P.à (57.27)		4

190	Unilever Annual Report on Form 20-F 2020

Group Companies continued

Name of Undertaking	Nominal Value	Share Class Note
United States – c/o Cogency Global Inc, 850 New Burton Road, Suite 201, Dover, Kent County, DE 19904
Sun Basket IncΔà(2.84)	USD0.0001	7
(89.03)	USD0.0001	60
(1.92)	USD0.0001	61
(8.33)	USD0.0001	91
United States – c/o The Company Corporation, 251 Little Falls Drive, Wilmington, DE, New Castle 19808
Nutraceutical Wellness IncΔà (41.70)	USD0.0001	62
(56.82)	USD0.0001	51
(10.95)	USD0.0001	93
(49.72)	USD0.0001	94
True Botanicals, IncΔà (3.75)	USD0.0001	37
(41.97)	USD0.0001	81
(14.62)	USD0.0001	82
(28.17)	USD0.0001	83
(16.63)	USD0.0001	49
United States – c/o Cogency Global Inc, 850 New Burton Road, in the City of Dover, County of Kent, Delaware
Volition Beauty IncΔà (66.44)	USD0.0001	44
United States – c/o The Corporation Trust Company, Coporation Trust Center, 1209 Orange Street, Wilmington, Delaware, 19801. New Castle County
Koco Life LLCΔà (23.81)		20
(39.24)		92

Name of Undertaking	Nominal Value	Share Class Note
United States – c/o Cogency Global Inc, 850 New Burton Road, in the City of Dover, County of Kent, Delaware
Zitsticka Inc Δà (26.63)	USD0.0001	44
United States – 251 Little Falls Drive, City of Wilmington, County of New Castle, Delaware 19808
FabFitFun Inc Δà (68.18)		6
(7.48)		58
United States – c/o New Voices Partners, LLC. 7 Witch Lane. Rowayton, Connecticut 06853
New Voices Fund LP à (32.90)		4
United States – c/o Paracorp Incorporated, 2140 S Dupont HWY, Camden, Kent, DE, 19934
Keli Network, Inc Δà (30.30)	USD0.0001	67

Notes:

1: Ordinary, 2: Ordinary-A, 3: Ordinary-B, 4: Partnership, 5: Quotas, 6: Class-A Common, 7: Common, 8: Class A, 9: Class B, 10: Class C, 11: Class II Common, 12: Class III Common, 13: Membership Interest, 14: Preference, 15: Redeemable Preference, 16: Limited by Guarantee, 17: C Ordinary Shares, 18: Viscountcy, 19: B3 Ordinary, 20: Series C-1 Pref, 21: Ordinary-C, 22: Preferred, 23: Redeemable Preference Class A, 24: Redeemable Preference Class B, 25: Special, 26: Cumulative Preference, 27: 5% Cumulative Preference, 28: Non-Voting Ordinary B, 29: Common B, 30: Management, 31: Dormant, 32: Series C1 Preference, 33: Series D-2, 34: Cumulative Redeemable Preference, 35: A-Ordinary, 36: Preferred Ordinary, 37: Com, 38: Class Common-B, 39: Series A Participating Preference, 40: H-Ordinary, 41: I-Ordinary, 42: J-Ordinary, 43: Series A Preferred Convertible, 44: A Preferred, 45: Series B1 CPPS, 46: B Preferred, 47: Not In Use, 48: Series C-2 Preferred, 49: A-4 Com, 50: D Preferred, 51: Series A-3 Preferred, 52: C Preferred, 53: E Ordinary, 54: G Preferred, 55: Series Seed, 56: Nominal, 57: Preferred A, 58: Series A Preferred, 59: Series Seed-2 Preferred, 60: Series C-2, 61: Series D, 62: Series A1 Preferred, 63: Series B-2 Preference, 64: Pre Series B CPPS, 65: Series B CPPS, 66: Series C1 CPPS, 67: Series C2, 68: Office Holders, 69: Security, 70: Series B-3 Preference, 71: Series B Preferred, 72: Series Seed B CPPS, 73: Series A CPPS, 74: Series A2 CPPS, 75: Equity, 76: Series B CPPS, 77: Series B Preferred Convertible, 78: Class A Ordinary Redeemable Non Voting Ordinary, 79: B Ordinary, 80: N Ordinary, 81: A-1 Com, 82: A-2 Com, 83: A-3 Com, 84: Series A EIS, 85: Series A Convertible Preferred, 86: Series A Preferred, 87: Series B Preferred, 88: Series C Preferred, 89: Series A1 CPPS, 90: D1 Preferred, 91: Series E, 92: Series C-2 Pref, 93: Series B-1 Preferred, 94: Series B-2 Preferred.

o

Indicates an undertaking directly held by PLC. All other undertakings are indirectly held. In the case of Hindustan Unilever Limited 47.43% is directly held and the remainder of 14.47% is indirectly held. In the case of Unilever Kenya Limited 39.13% is directly held and the remainder of 60.87% is indirectly held. In the case of Unilever Sri Lanka Limited 5.49% is directly held and the remainder of 94.51% is indirectly held. In the case of Mixhold B.V. 27.71% is directly held and the remainder of 72.29% is indirectly held. In the cases of each of Unilever Gida Sarayi ve Ticaret A.Ş. and Unilever Sarayi ve Ticaret Turk A.Ş. a fractional amount is directly held and the remainder is indirectly held. In the case of Mixhold B.V., 55.37% of the ordinary – A shares are directly held, the remainder of 44.63% are indirectly held and the other share classes are indirectly held.

†	Shares the undertaking holds in itself.

Δ	Denotes an undertaking where other classes of shares are held by a third party.

X

Binzagr Unilever Limited, Severn Gulf FZCO, Unilever Binzagr Gulf General Trading LLC, Unilever Home and Personal Care Products Manufacturing LLC and UTIC Distribution S.A. are subsidiary undertakings pursuant to section 1162(2)(b) Companies Act 2006. The Unilever Group is entitled to 50% of the profits made by Binzagr Unilever Limited. The Unilever Group is entitled to 80% of the profits made by Unilever Home and Personal Care Products Manufacturing LLC .

à	Accounted for as non-current investments within non-current financial assets.

¥	Exemption pursuant to Section 264b German Commercial Code.

In addition, we have revenues either from our own operations or otherwise in the following locations: Afghanistan, Albania, Aland Islands, American, Samoa, Andorra, Angola, Antigua, Anguilla, Armenia, Aruba,Azerbaijan, Bahamas, Barbuda, Barbados, Belarus, Belize, Benin, Bhutan, Bosnia and Herzegovina, Botswana, British Virgin Islands, Brunei Darussalam, Burkina Faso, Burundi, Cameroon, Cape Verde, Cayman Islands, Central African Republic, Chad, Comoros, Congo, Cook Islands, Curacao, Democratic Republic of Congo, Dominica, Equatorial Guinea, Eritrea, Fiji, French Guiana, French Polynesia, Gabon, Gambia, Georgia, Gibraltar, Greenland, Grenada, Guam, Guinea, Guinea-Bissau, Guyana, Iceland, Iraq, Kiribati, Kosovo, Kuwait, Kyrgyzstan, Lesotho, Liberia, Libya, Liechtenstein, Luxembourg, Macao, Macedonia, Madagascar, Maldives, Mali, Malta, Martinique, Mauritania, Mauritius, Monaco, Mongolia, Montenegro, Montserrat, Namibia, New Caledonia, Niue, Norfolk Islands, Papua New Guinea, Qatar, Saint Kitts and Nevis, Saint Lucia, Saint Maarten, Saint Vincent and the Grenadines, Samoa, San Marino, Senegal, Seychelles, Sierra Leone, Slovenia, Solomon Islands, Somalia, South Sudan, Sudan, Suriname, Swaziland, Syrian Arab Republic, Tajikistan, Timor Leste, Togo, Tokelau, Tonga, Turkmenistan, Tuvalu, Uzbekistan, Vanuatu, Western Sahara and Yemen.

The Unilever Group has established branches in Azerbaijan, Bosnia-Herzegovina, Cote d’Ivoire, Cuba, Jordan, Kazakhstan, Lebanon, Northern Ireland, the Philippines, Turkey and the UK.

Unilever Annual Report on Form 20-F 2020	191

Shareholder information

Financial calendar

Annual general meeting

Date	5 May 2021

Voting and Registration date	3 May 2021
Quarterly dividends Dates listed below are applicable to all Unilever listings (PLC ordinary shares and PLC ADSs).
	Announcement date	Ex-dividend date	Record date	Payment date

Quarterly dividend announced with the Q4 2020 results	4 February 2021	25 February 2021	26 February 2021	17 March 2021

Quarterly dividend announced with the Q1 2021 results	29 April 2021	20 May 2021	21 May 2021	10 June 2021

Quarterly dividend announced with the Q2 2021 results	22 July 2021	5 August 2021	6 August 2021	8 September 2021

Quarterly dividend announced with the Q3 2021 results	21 October 2021	4 November 2021	5 November 2021	1 December 2021

Contact details

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

You can also view the Unilever Annual Report and Accounts 2020 (and the Additional Information for US Listing Purposes) on our website, and those for prior years.

  www.unilever.com

  www.unilever.com/investorrelations

  www.unilever.com/investor-relations/annual-report-and-accounts/

Publications

Copies of the Unilever Annual Report and Accounts 2020 (and the Additional Information for US Listing Purposes) and the Annual Report on Form 20-F 2020 can be accessed directly or ordered via the website.

  www.unilever.com/investorrelations

Unilever Annual Report and Accounts 2020

The Unilever Annual Report and Accounts 2020 (and the Additional Information for US Listing Purposes) forms the basis for the Annual Report on Form 20-F that is filed with the United States Securities and Exchange Commission, which is also available free of charge from their website.

  www.sec.gov

Quarterly results announcements

Unilever’s quarterly results announcements are in English with figures in euros.

192	Unilever Annual Report on Form 20-F 2020

Index

Accounting policies	116-118, 171-172
Acquisitions	162-165
Annual General Meetings	191
Asia/AMET/RUB	120, 122
Associates	119-120, 139-140, 166
Audit Committee	70-71
Auditors	70-71, 105-111
Balance sheet	38, 114, 169, 178
Beauty & Personal Care	3, 20-21, 35-37, 40, 43, 118-119
Biographies	64-67
Board committees	62-55
Board	4-7, 61-65, 70-103
Bonds and other loans	148
Brands	2, 20-23
Capital expenditure	38, 137-138
Cash	35, 38, 115, 170, 179
Cash flow statement	115, 170, 179
Cautionary statement /safe harbour	204
Chairman	4
Chief Executive Officer	6-7, 64
Commitments	39, 161, 175
Company accounts	168-183
Compensation Committee	76-103
Comprehensive income	112, 168, 177
Constant underlying earnings per share	41
Contingent liabilities	161, 175
Corporate governance	61-103
Corporate Responsibility Committee	72-73
Deferred tax	132, 172, 180
Depreciation	38, 115, 137-139
Directors’ remuneration	76-103, 123
Directors’ responsibilities	104
Disposals	162-165
Diversity	19, 73
Dividends	2, 134, 191, 196
Divisions	20-23, 35, 36-37, 118-119
Earnings per share	112, 133
Employees	16-19, 63, 78, 122-130
Equalisation Agreement	61, 116
Equity	113-114, 168
Europe	120, 122
Exchange rates	39, 116, 152, 171
Executive Directors	62, 64, 76-103, 123
Finance and liquidity	38-39, 143-148
Finance costs and finance income	112, 130
Financial assets	157
Financial calendar	191
Financial instruments	149-155, 158-160
Financial liabilities	42, 147-148, 174
Financial review	36-43
Foods & Refreshment	3, 21-22, 35-37, 40, 43, 118-119
Free cash flow	35-36, 38, 42
Geographies	120
Goodwill	134-136, 164
Gross profit	121

Group companies	184-190
Home Care	3, 23, 35-37, 40, 43, 118-119
Impairment	134-135, 156, 173
Income statement	112, 168
Innovation	8, 10, 12
Intangible assets	134-136, 156, 164, 173
International Financial Reporting Standards	104, 116, 171
Inventories	140
Joint ventures	119-120, 140, 166
Key management	122-123
Key Performance Indicators	34-35
Leases	137-139, 161
Net debt	42
Nominating and Corporate Governance Committee	74-75
Non-Executive Directors	64-65, 76-103, 123
Non-GAAP measures	39-43
Non-underlying items	40, 121-122
Operating costs	121-122
Operating profit	36, 112, 119-120, 168
Organisational Structure	61
Payables	142
Pensions and similar obligations	123-129
Property, plant and equipment	137-139
Provisions	160
Receivables	141
Related party transactions	166, 196
Research and development	121
Reserves	113, 143-146, 168
Restructuring	36, 121-122, 160
Return on assets	36, 43
Return on invested capital	42
Revenue	118
Risk management and control	44-50, 70-71
Risks	44-50
Segment information	118-120
Share-based payments	129-130
Share capital	68, 113, 144, 168
Shareholders	32, 68, 191, 196
Significant subsidiaries	167
Staff costs	122-123
Strategy	8-11
Taxation	131-133
The Americas	120, 122
Total shareholder return	102
Treasury	50, 143-155
Turnover	36, 112, 119-120, 168
Underlying earnings per share	41, 133
Underlying effective tax rate	41, 131
Underlying operating margin	36, 41
Underlying operating profit	36, 41, 118-120
Underlying sales growth	36, 39-40
Underlying volume growth	36, 40
Unification	4, 61-62, 116, 171
Unilever Leadership Executive	66-67
Voting	68-69
Website	191

Unilever Annual Report on Form 20-F 2020	193

Additional information for

US listing purposes

Form 20-F references

Item 1	Identity of Directors, Senior Management and Advisers		n/a

Item 2	Offer Statistics and Expected Timetable		n/a

Item 3	Key Information

	A.	Selected Financial Data	144, 196, 202 – 203
	B.	Capitalisation and Indebtedness	n/a
	C.	Reasons for the offer and use of proceeds	n/a
	D.	Risk factors	44 – 50

Item 4	Information on the Company

	A.	History and development of the company	36 – 43, 61, 68 - 69, 115, 137 – 139, 162 –165, 191
	B.	Business overview	36 – 43, 50, 61, 118 – 120, 197
	C.	Organisational structure	61, 167
	D.	Property, plant and equipment	137 – 139, 198

Item 4A	Unresolved Staff Comments		n/a

Item 5	Operating and Financial Review and Prospects

	A.	Operating results	6 – 8, 35, 43 – 44, 50, 152
	B.	Liquidity and capital resources	38 – 39, 104, 115, 137 –139, 143, 147 – 161
	C.	Research and development, patents and licences, etc.	12 – 13, 121 – 122, 197
	D.	Trend information	6 – 7, 36 – 43, 46 – 50
	E.	Off-balance sheet arrangements	149 – 155, 158 – 161
	F.	Tabular disclosure of contractual obligations	39
	G.	Safe harbour	inside back cover

Item 6	Directors, Senior Management and Employees

	A.	Directors and senior management	64 – 77, 195
	B.	Compensation	76 – 103, 122 – 130
	C.	Board practices	61 – 63, 70 – 71, 74, 76, 97 – 98, 195
	D.	Employees	122 – 123, 195
	E.	Share ownership	88 – 103, 129 – 130, 195

Item 7	Major Shareholders and Related Party Transactions

	A.	Major shareholders	68, 196
	B.	Related party transactions	166, 196
	C.	Interest of experts and counsel	n/a

Item 8	Financial Information

	A.	Consolidated statements and other financial information	39, 104 – 105, 112 – 167, 191, 196, 203
	B.	Significant changes	166

Item 9	The Offer and Listing

	A.	Offer and listing details	68
	B.	Plan of distribution	n/a
	C.	Markets	68
	D.	Selling shareholders	n/a
	E.	Dilution	n/a
	F.	Expenses of the issue	n/a

194	Unilever Annual Report on Form 20-F 2020

Additional information for US listing purposes continued

Item 10	Additional Information

	A.	Share capital	n/a
	B.	Articles of association	61 – 69, 74, 95
	C.	Material contracts	61, 197
	D.	Exchange controls	197
	E.	Taxation	198 – 199
	F.	Dividends and paying agents	n/a
	G.	Statement by experts	n/a
	H.	Documents on display	191, 197
	I.	Subsidiary information	n/a

Item 11	Quantitative and Qualitative Disclosures About Market Risk		123 – 129, 141 – 143, 149 – 156, 158 – 160

Item 12	Description of Securities Other than Equity Securities

	A.	Description of debt securities	n/a
	B.	Description of warrants and rights	n/a
	C.	Description of other securities	n/a
	D.1	Name of depositary and address of principal executive	n/a
	D.2	Title of ADRS and brief description of provisions	n/a
	D.3	Depositary fees and charges	199 – 200
	D.4	Depositary payments	199 – 200

Item 13	Defaults, Dividend Arrearages and Delinquencies

	A.	Defaults	200
	B.	Dividend arrearages and delinquencies	200

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds		n/a

Item 15	Controls and Procedures		44, 69 – 71, 105, 201

Item 16	Reserved

	A.	Audit Committee Financial Expert	70
	B.	Code of Ethics	18, 44, 50, 69, 71 – 72
	C.	Principal Accountant Fees and Services	70 – 71, 201
	D.	Exemptions From The Listing Standards For Audit Committees	n/a
	E.	Purchases Of Equity Securities By The Issuer and Affiliated Purchasers	68, 201
	F.	Change in Registrant’s Certifying Accountant	n/a
	G.	Corporate Governance	69
	H.	Mine Safety Disclosures	n/a

Item 17	Financial Statements		104 – 105, 112 – 167

Item 18	Financial Statements		104 – 105, 112 – 167

Item 19	Exhibits	Please refer to the Exhibit list located immediately following the signature page for this document as filed with the SEC.

Unilever Annual Report on Form 20-F 2020	195

Directors, senior management and employees

Employees

The average number of employees for the last three years is provided in note 4A on page 122. The average number of employees during 2020 included 8,704 seasonal workers. We believe our relationship with our employees and any labour unions of which they may be part is satisfactory in all material respects.

Global employee share plans (shares)

In November 2014, Unilever’s global employee plan ‘SHARES’ was launched in 17 countries. SHARES gives eligible Unilever employees below management level the opportunity to invest between €10 and €200 per month from their net salary in Unilever shares. For every three shares our employees buy (Investment Shares), Unilever will give them one free Matching Share, which will vest if employees hold their Investment Shares for at least three years. The Matching Shares are not subject to any performance conditions. In 2015, SHARES was rolled out globally and is now offered in more than 100 countries. Executive Directors are not eligible to participate in SHARES. As of 23 February 2021 (the latest practicable date for inclusion in this report), awards for 427,810 PLC shares were outstanding under SHARES.

North American share plans

Unilever also maintains share plans for its North American employees that are governed by an umbrella plan referred to as the Unilever North America Omnibus Equity Compensation Plan. These plans are the North American equivalents of the Unilever Share Plan 2017 and SHARES plans, as amended from time to time. The rules governing these share plans are materially the same as the rules governing the Unilever Share Plan 2017 and SHARES plans, respectively. However, the plans contain non-competition and non-solicitation covenants and they are subject to US and Canadian employment and tax laws. The plans are administered by the North America Compensation Committee of Unilever United States, Inc. and they are governed by New York law.

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

Compensation committee

The Committee is concerned with the remuneration of the Executive and Non-Executive Directors and the tier of management directly below the Boards. The Committee also has responsibility for the cash and executive and all-employee share-based incentive plans, the Remuneration Policy and performance evaluation of the Unilever Leadership Executive and the periodic review of the remuneration and related policies of the wider workforce to assess alignment to PLC’s purpose, value and strategy.

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

196	Unilever Annual Report on Form 20-F 2020

Additional information for US listing purposes continued

Major shareholders and related party transactions

Major shareholders

The voting rights of the significant shareholders of PLC are the same as for other holders of the class of share held by such significant shareholder.

The principal trading market upon which PLC ordinary shares are listed is the London Stock Exchange. PLC ordinary shares are also listed and traded on Euronext Amsterdam.

In the United States, PLC American Depositary Receipts are traded on the New York Stock Exchange. Deutsche Bank Trust Company Americas (Deutsche Bank) acts for PLC as depositary.

At 23 February 2021 (the latest practicable date for inclusion in this report), there were 2,153 registered holders of PLC American Depositary Receipts in the United States. We estimate that approximately 11% of PLC’s ordinary shares (including shares underlying PLC American Depositary Receipts) were held in the United States (approximately 11% in 2019).

If you are a shareholder of PLC, your interest is in a UK legal entity, your dividends will be paid in pound sterling (converted into US dollars if you have American Depositary Receipts) and you may be subject to UK tax.

To Unilever’s knowledge, PLC is not owned or controlled, directly or indirectly, by another corporation, any foreign government or by any other legal or natural person, severally or jointly. PLC is not aware of any arrangements the operation of which may at any subsequent date result in a change of control of PLC.

Related party transactions

Transactions with related parties are conducted in accordance with agreed transfer pricing policies and include sales to joint ventures and associates. Other than those disclosed in note 23 to the consolidated financial statements (and incorporated herein as above), there were no related party transactions that were material to the Group or to the related parties concerned that are required to be reported in 2020 up to 23 February 2021 (the latest practicable date for inclusion in this report).

Dividend record

The following tables show the dividends declared and dividends paid by PLC for the last five years, expressed in terms of the revised share denominations which became effective from 22 May 2006.

	2020	2019	2018	2017	2016

Dividends declared for the year

PLC dividends

Dividend per 3 1/9p	£1.48	£1.43	£1.35	£1.26	£1.09

Dividend per 3 1/9p (US Registry)	$1.91	$1.83	$1.82	$1.66	$1.42

Dividends paid during the year

PLC dividends

Dividend per 3 1/9p	£1.45	£1.42	£1.33	£1.22	£1.04

Dividend per 3 1/9p (US Registry)	$1.85	$1.82	$1.83	$1.56	$1.40

Unilever Annual Report on Form 20-F 2020	197

Material contracts

At the date of this Annual Report and Accounts, Unilever is not party to any contracts that are considered material to its results or operations.

Exchange controls

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

Unilever Annual Report on Form 20-F 2020

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

All our innovations are based on key insights into what consumers want and need. We aim to develop products that have purpose, so that consumers choose them again and again. We work on a wide portfolio of projects, combining the search for breakthrough technologies with the constant drive to respond to competitors, move into new markets, and make our products more sustainable. The products we develop through innovation, whether by ourselves or through our extensive partnerships with leading scientists, academic institutions, suppliers and specialist businesses, play an essential role in our ambition to make a positive impact on the world around us. Science and Technology will be key in improving health, wellbeing, nutrition and reducing environmental impact, and we want to be at the forefront of this work.

Our six main R&D centres are in the US, UK, the Netherlands, India and China. Our research aims to bring together the best thinking and ideas from wherever they exist – not only do we pull together the best scientific expertise from within Unilever, but we also work closely with universities and specialist companies.

Global Design teams take our breakthroughs in Science and Technology one step further, turning unique insights into the products that consumers want and need. Development and testing of new technology takes place until it fits the product description.

Our Cluster and Category Design teams draw on local knowledge – such as consumer preference, the regulatory framework, legal considerations and competitor products – as they ready a product for launch into a new market. They work closely with colleagues in marketing and supply chain to make sure the new product can be manufactured efficiently.

More than 5,000 Unilever R&D professionals are building our brands through innovation. We invest around €1 billion in R&D each year, and we hold a portfolio of more than 20,000 patents and patent applications.

Raw materials

Our products use a wide variety of raw and packaging materials which we source internationally and which may be subject to price volatility either directly or as a result of movements in foreign exchange rates.

In 2020, we witnessed significant Covid-19 induced volatility both in the commodity prices and foreign exchange rates. A sharp fall in demand during the early days of the pandemic saw many commodities hit their historic lows. However, pick-up in economic activity and production shortfalls in certain agricultural commodities fuelled significant inflation in few materials towards the end of the year. Palm oil, vegetable oils and Indian origin tea was most impacted. Crude linked raw and packing materials remained subdued. Prices were also negatively impacted following foreign exchange rates deterioration across many emerging markets, with significant impact from Brazil, Mexico, Argentina, India, South Africa, and Turkey.

Looking ahead to 2021, we expect continued volatility in commodity and foreign exchange markets. We remain watchful of any further spread of the virus and the success of vaccination programmes across the world.

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

Competition

As a fast-moving consumer goods (FMCG) company, we are competing with a diverse set of competitors. Some of these operate on an international scale like ourselves, while others have a more regional or local focus. Our business model centres on building brands which consumers know, trust, like and buy in conscious preference to those of our competitors. Our brands command loyalty and affinity and deliver superior performance.

Information on market share

Unless otherwise stated, market share refers to value share as opposed to volume share. The market data and competitive position classifications are taken from independent industry sources in the markets in which Unilever operates.

Iran-related required disclosure

Unilever operates in Iran through a non-US subsidiary. In 2020, sales in Iran were significantly less than one per cent of Unilever’s worldwide turnover. During the year, this non-US subsidiary had approximately €10,735,176 in gross revenues and less than €5,131,414 in net profits attributable to the sale of food, personal care and home care products to entities affiliated with the Government of Iran. These entities were the Hotel Homa Group, which is owned by the Social Security Organisation of Iran; Kowsar, which is affiliated with the Bank of Industry and Mine of Iran; Refah, which is a chain of 200 state-owned department stores, and ETKA, which is a trading organisation with over 400 chain stores affiliated with the Iranian Ministry of Defence for Armed Forces Logistics. Our non-US subsidiary has chosen to discontinue selling consumer products to Kowsar, Refah and ETKA. Income, payroll and other taxes, duties and fees (including for utilities) were payable to the Government of Iran and affiliated entities in connection with our operations. Our non-US subsidiary maintains bank accounts in Iran with various banks to facilitate our business in the country and make any required payments to the Government of Iran and affiliated entities. While we currently continue our activities in Iran, we are continuously evaluating such activities in light of the evolving regulatory environment.

198	Unilever Annual Report on Form 20-F 2020

Additional information for US listing purposes continued

Property, plant and equipment

The Group has interests in properties in most of the countries where there are Unilever operations. None of these interests are individually material in the context of the Group as a whole. The properties are used predominantly to house production and distribution activities and as offices. There is a mixture of leased and owned property throughout the Group. We are not aware of any environmental issues affecting the properties which would have a material impact upon the Group, and there are no material encumbrances on our properties. Any difference between the market value of properties held by the Group and the amount at which they are included in the balance sheet is not significant. We believe our existing facilities are satisfactory for our current business and we currently have no plans to construct new facilities or expand or improve our current facilities in a manner that is material to the Group.

Taxation

The comments below in relation to United Kingdom and United States taxation are based on current United Kingdom and United States federal income tax law as applied in England and Wales and the United States respectively, and HM Revenue & Customs (“HMRC”) and Internal Revenue Service (“IRS”) practice (which may not be binding on HMRC or the IRS) respectively, in each case as at the latest practicable date before the date of this document.

Taxation for US persons holding shares or American Depositary Shares in PLC

The following notes are provided for guidance. US persons should consult their local tax advisers, particularly in connection with potential liability to pay US taxes on disposal, lifetime gift or bequest of their shares or American Depositary Shares (“ADS”s). A US person is a US individual citizen or resident, a corporation organised under the laws of the United States, any state or the District of Columbia, or any other legal person subject to US Federal Income Tax on its worldwide income.

United Kingdom taxation on dividends

Under United Kingdom law, income tax is not withheld from dividends paid by most United Kingdom companies, including PLC. Shareholders of PLC, whether resident in the United Kingdom or not, receive the full amount of the dividend actually declared.

A non-UK resident shareholder or ADS holder holding their shares or ADSs otherwise than in connection with any trade, profession or vocation carried on through a branch, agency or permanent establishment in the UK will not generally be subject to UK tax in respect of dividends paid by PLC.

United States taxation on dividends

If you are a US person, the distribution up to the amount of PLC’s earnings and profits for US Federal Income Tax purposes will be ordinary dividend income. In addition, an additional tax of 3.8% will apply to dividends and other investment income received by individuals with incomes exceeding certain thresholds.

Any portion of the distribution that exceeds PLC’s earnings and profits is subject to different rules. This portion is a tax-free return of capital to the extent of your basis in PLC’s shares or ADSs, and thereafter is treated as a gain on a disposition of the shares or ADSs. PLC does not maintain calculations of its earnings and profits in accordance with US Federal Income Tax accounting principles. You should therefore assume that any distribution by PLC with respect to the shares will be reported as ordinary dividend income. You should consult your own tax advisers with respect to the appropriate US Federal Income Tax treatment of any distribution received from us.

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

For US Federal Income Tax purposes, the amount of any dividend paid in a non-US currency will be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the date the dividends are received by you or the depositary (in the case of ADSs), regardless of whether they are converted into US dollars at that time. If the non-US currency is converted into US dollars on the day they are received, you generally will not be required to recognise foreign currency gain or loss in respect of this dividend income.

UK taxation on capital gains

Under United Kingdom law, when you dispose of shares or ADSs you may be liable to pay United Kingdom tax in respect of any gain accruing on the disposal.

However, if you are either:

◾	an individual who is not resident in the United Kingdom for the year in question; or
◾	a company which is not resident in the United Kingdom when the gain accrues you will generally not be liable to United Kingdom tax on any gains made on disposal of your shares or ADSs.

There are exceptions to this general rule, two of which are: if the shares or ADSs are held in connection with a trade or business which is conducted in the United Kingdom through a branch, agency or permanent establishment; or if the shares or ADSs are held by an individual who becomes resident in the UK having left the UK for a period of non-residence of five years or less and who was resident for at least four of the seven tax years prior to leaving the UK. In such cases, you may be liable to United Kingdom tax in respect of the disposal of shares or ADSs.

United States taxation on capital gains

A US person generally will recognise capital gain or loss for US Federal Income Tax purposes equal to the difference, if any, between the amount realised on the sale and the US person’s adjusted tax basis in the shares or ADSs, in each case as determined in US dollars. US persons should consult their own tax advisers about how to determine the US dollar value of any foreign currency received as proceeds on the sale of shares or ADSs and the treatment of any foreign currency gain or loss upon conversion of the foreign currency into US dollars. The capital gain or loss recognised on the sale will be long-term capital gain or loss if the US person’s holding period in the shares or ADSs exceeds one year. Non-corporate US persons are subject to tax on long-term capital gain at reduced rates. The deductibility of capital losses is subject to limitations.

UK inheritance tax

Under the current estate and gift tax convention between the United States and the United Kingdom, shares or ADSs (regardless of whether they are situated in the United Kingdom for inheritance tax purposes) held by an individual shareholder who is:

◾	domiciled for the purposes of the convention in the United States; and
◾	not for the purposes of the convention a national of the United Kingdom will generally not be subject to United Kingdom inheritance tax:

◾	on the individual’s death; or
◾	on a gift of the shares during the individual’s lifetime.

Where shares or ADSs are held on trust, they will generally not be subject to United Kingdom inheritance tax where the settlor at the time of the settlement:

◾	was domiciled for the purposes of the convention in the United States; and
◾	was not for the purposes of the convention a national of the United Kingdom.

An exception is if the shares or ADSs are part of the business property of a permanent establishment of the shareholder in the United Kingdom or, in the case of a shareholder who performs independent personal services, pertain to a fixed base situated in the United Kingdom.

Where shares or ADSs are subject to United Kingdom inheritance tax and United States federal gift or federal estate tax, the amount of the tax paid in one jurisdiction can generally be credited against the tax due in the other jurisdiction.

Unilever Annual Report on Form 20-F 2020	199

Where a United Kingdom inheritance tax liability is prima facie not payable by virtue of the convention, that tax can become payable if any applicable federal gift or federal estate tax on the shares or ADSs in the United States is not paid.

Where shares are dealt with through a clearing system or in the form of ADSs, the situs of the shares may not be determinative of the situs of the interests held by holders through such system or of such ADSs for United Kingdom inheritance tax purposes. Where shares are dealt with through Euroclear Nederland there are arguments that the interests of participants in Euroclear Nederland will be situated outside the United Kingdom for the purposes of United Kingdom inheritance tax so long as Euroclear Nederland maintains the book-entry register of such participants’ interests outside the United Kingdom, although HMRC may not accept this analysis. Similarly, there are arguments that ADSs registered on a register outside the United Kingdom will be situated outside the United Kingdom for the purposes of United Kingdom inheritance tax, although again HMRC may not accept this analysis. Shareholders to whom this may be relevant should consult an appropriate professional adviser.

If the ADSs or the shares dealt with through Euroclear Nederland or both are not situated in the United Kingdom, a gift of such ADSs or such shares by, or the death of, an individual holder of such assets who is neither domiciled nor deemed to be domiciled (under certain rules relating to long residence or previous domicile) in the United Kingdom will not generally give rise to a liability to United Kingdom inheritance tax regardless of whether the estate and gift tax convention between the United States and the United Kingdom applies. Special rules may also apply to such ADSs or such shares dealt with through Euroclear Nederland which are held on trust.

UK stamp duty and stamp duty reserve tax

The statements in this section are intended as a general guide to the current United Kingdom stamp duty and stamp duty reserve tax (“SDRT”) position. Special rules apply to certain transactions such as transfers of the shares to a company connected with the transferor and those rules are not described below. Investors should also note that certain categories of person are not liable to stamp duty or SDRT and others may be liable at a higher rate or may, although not primarily liable for tax, be required to notify and account for SDRT under the Stamp Duty Reserve Tax Regulations 1986.

Issue of shares

Subject to the points noted below in respect of shares issued to clearance services (such as Euroclear Nederland) or which are issued into a depositary receipt system where the shares are to be held in ADS form, no stamp duty or SDRT will arise on the issue of shares in registered form by PLC.

Transfer of shares

Except in relation to clearance services and depositary receipt systems (to which special rules outlined below apply) stamp duty at the rate of 0.5 per cent. (rounded up to the next multiple of £5) of the amount or value of the consideration given will generally be payable on an instrument transferring PLC shares. A charge to SDRT will also generally arise on an unconditional agreement to transfer PLC shares (at the rate of 0.5 per cent. of the amount or value of the consideration payable). However, if within six years of the date of the agreement becoming unconditional an instrument of transfer is executed pursuant to the agreement, and stamp duty is paid on that instrument, any SDRT already paid will be refunded (generally, but not necessarily, with interest) provided that a claim for repayment is made, and any outstanding liability to SDRT will be cancelled. The liability to pay stamp duty or SDRT is generally satisfied by the purchaser or transferee.

Shares held through clearance services including Euroclear Nederland

Special rules apply where shares are issued or transferred to, or to a nominee or agent for, a person providing a clearance service. In such circumstances, SDRT or stamp duty may be charged at a rate of 1.5 per cent., with subsequent transfers within the clearance service then being free from SDRT and stamp duty (except in relation to clearance service providers that have made an election under section 97A(1) of the Finance Act 1986 which has been approved by HM Revenue & Customs, to which the special rules apply).

In light of EU case law, HMRC accepted that the 1.5 per cent. charge is in breach of EU law so far as it applies to issues of shares or to transfers of shares that are an integral part of a share issue. This EU case law will continue to be recognised and followed pursuant to the provisions of the European Union (Withdrawal) Act 2018 (the “EUWA”).

HMRC’s published view is that the 1.5 per cent. SDRT or stamp duty charge continues to apply to other transfers of shares into a clearance service, although this has been disputed. In view of the continuing uncertainty, specific professional advice should be sought before incurring a 1.5 per cent. stamp duty or SDRT charge in any circumstances. Any liability for stamp duty or SDRT in respect of a transfer of shares into a clearance service, or in respect of a transfer of shares within such a service, which does arise will strictly be accountable by the clearance service or its nominee but may, in practice, be payable by the relevant participant in the clearance service.

Shares held in ADS form

On the basis of EU case law referred to above and the EUWA, there should be no stamp duty or SDRT on an issuance of shares into a depositary receipt system where such transfer is an integral part of the raising of capital by the company concerned. A transfer of shares into a depositary receipt system may be subject to SDRT or stamp duty may be charged at a rate of 1.5 per cent., with subsequent transfers of depositary receipts then being free from SDRT.

Any liability for stamp duty or SDRT in respect of a transfer of shares into a depositary receipt system which does arise will strictly be accountable by the depositary receipt system operator or its nominee but may, in practice, be payable by the relevant holder of the depositary receipts.

An issue of ADSs by Deutsche Bank Trust Company Americas as depositary in respect of the ADSs will not be subject to stamp duty or SDRT. An agreement for the transfer of ADSs will not be subject to SDRT but a charge to stamp duty will technically arise on the transfer of ADSs if it is executed in the UK or relates to any property situated, or to any matter or thing done or to be done, in the UK. However, the only sanction for failing to pay such stamp duty is that the instrument of transfer cannot be produced as evidence in a UK court. Therefore, no UK stamp duty should in practice be payable on the acquisition or transfer of existing ADSs or transfer of beneficial ownership of ADSs.

Backup withholding and information reporting

Payments of dividends and other proceeds with respect to ordinary shares or ADSs by US persons will be reported to you and to the IRS as may be required under applicable regulations. Backup withholding may apply to these payments if you fail to provide an accurate taxpayer identification number or certification of exempt status or fail to comply with applicable certification requirements. Some holders are not subject to backup withholding. You should consult your tax adviser as to your qualification for an exemption from backup withholding and the procedure for obtaining an exemption.

Disclosure requirements for US individual holders

US individuals that hold certain specified non-US financial assets, including stock in a non-US corporation, with values in excess of certain thresholds are required to file Form 8938 with their US Federal Income Tax return. Such Form requires disclosure of information concerning such non-US assets, including the value of the assets. Failure to file the Form when required is subject to penalties. An exemption from reporting applies to non-US assets held through a US financial institution generally including a non-US branch or subsidiary of a US institution and a US branch of a non-US institution. Investors are encouraged to consult with their own tax advisers regarding the possible application of this disclosure requirement to their investment in the shares or ADSs.

Description of securities other than equity securities

Deutsche Bank serves as the depositary (Depositary) for PLC’s American Depositary Receipt Programme.

200	Unilever Annual Report on Form 20-F 2020

Additional information for US listing purposes continued

Depositary fees and charges for PLC

Under the terms of the Deposit Agreement for the PLC American Depositary Shares (ADSs), an ADS holder may have to pay the following service fees to the depositary bank:

◾	Issuance of ADSs: up to US 5¢ per ADS issued.
◾	Cancellation of ADSs: up to US 5¢ per ADS cancelled.
◾	Processing of dividend and other cash distributions not made pursuant to a cancellation or withdrawal: up to US 5¢ per ADS held.

An ADS holder will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

◾	fees for the transfer and registration of shares charged by the registrar and transfer agent for the shares in the United Kingdom (ie upon deposit and withdrawal of shares);
◾	expenses incurred for converting foreign currency into US dollars;
◾	expenses for cable, telex and fax transmissions and for delivery of securities;
◾	taxes and duties upon the transfer of securities (ie when shares are deposited or withdrawn from deposit);
◾	fees and expenses incurred in connection with the delivery or servicing of shares on deposit; and
◾	fees incurred in connection with the distribution of dividends.

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

Depositary payments – fiscal year 2020

Deutsche Bank has been the depositary bank for its American Depositary Receipt Programme since 1 July 2014. Under the terms of the Deposit Agreement, PLC is entitled to certain reimbursements, including processing of cash distributions, reimbursement of listing fees (NYSE), reimbursement of settlement infrastructure fees (including DTC feeds), reimbursement of proxy process expenses (printing, postage and distribution), dividend fees and program-related expenses (that include expenses incurred from the requirements of the Sarbanes-Oxley Act of 2002). In relation to 2020, PLC did not receive payments from Deutsche Bank.

Defaults, dividend arrearages and delinquencies

Defaults Programme

There has been no material default in the payment of principal, interest, a sinking or purchase fund instalment or any other material default relating to indebtedness of the Group.

Dividend arrearages and delinquencies

There have been no arrears in payment of dividends on, and material delinquency with respect to, any class of preferred stock of any significant subsidiary of the Group.

Unilever Annual Report on Form 20-F 2020	201

Additional information for US listing purposes continued

Purchases of equity securities

Share purchases during 2020

Please also refer to ‘Our shares’ section on page 68.

No PLC ordinary shares or ADSs were purchased by or on behalf of PLC or any “affiliated purchaser”, as defined in Section 10b-18(a)(3) of the US Securities Exchange Act of 1934, during the period covered by this annual report on Form 20-F.

Between 31 December 2020 and 23 February 2021 (the latest practicable date for inclusion in this report) PLC did not conduct any share repurchases.

Management’s report on internal control over financial reporting

In accordance with the requirements of Section 404 of the US Sarbanes-Oxley Act of 2002, the following report is provided by management in respect of the Group’s internal control over financial reporting (as defined in rule 13a–15(f) or rule 15d–15(f) under the US Securities Exchange Act of 1934):

◾	Unilever’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group;
◾	Unilever’s management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework (2013) to evaluate the effectiveness of our internal control over financial reporting. Management believes that the COSO framework (2013) is a suitable framework for its evaluation of our internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of internal controls are not omitted and is relevant to an evaluation of internal control over financial reporting;
◾	Management has assessed the effectiveness of internal control over financial reporting as of 31 December 2020, and has concluded that such internal control over financial reporting is effective. Management’s assessment and conclusion excludes the Main Horlicks Acquisition, Horlicks Bangladesh, Liquid IV and SmartyPants from this assessment, as they were acquired on 1 April 2020, 30 June 2020, 1 October 2020, and 23 December 2020 respectively. These entities are included in our 2020 consolidated financial statements, and together they constituted approximately 11% of our total assets as at 31 December 2020 (of which 10% represented goodwill and intangible assets acquired) and approximately 1% of total turnover for the year ended 31 December 2020; and
◾	KPMG LLP, who have audited the consolidated financial statements of the Group for the year ended 31 December 2020, have also audited the effectiveness of internal control over financial reporting as at 31 December 2020 and have issued an attestation report on internal control over financial reporting.

Principal accountant fees and services

	€ million 2020		€ million 2019		€ million 2018

Audit fees(a)	19		17		16

Audit-related fees(b)	7	(d)	–	(d)	5	(d)

Tax fees	–	(c)	–	(c)	–	(c)

All other fees	–	(c)	–	(c)	–	(c)

(a)

Amount payable to KPMG in respect of services supplied to associated pension schemes was less than €1 million individually and in aggregate (2019: less than €1 million individually and in aggregate; 2018: less than €1 million individually and in aggregate).

(b)	Includes other audit services which comprise audit and similar work that regulations or agreements with third parties require the auditors to undertake.
(c)	Amounts paid in relation to each type of service are individually less than €1 million. In aggregate the fees paid were less than €1 million (2019: less than €1 million, 2018: less than €1 million).
(d)

2020 includes €6 million for audits and reviews of carve-out financial statements of the Tea business and €1 million for assurance work on Unification. 2018 includes €4 million for audits and reviews of carve-out financial statements of the Spreads business and €1 million for assurance work on Simplification.

202	Unilever Annual Report on Form 20-F 2020

Selected financial data

The schedules below provide the Group’s selected financial data for the five most recent financial years. 2016 numbers are not comparable as the Group adopted IFRS 16 in 2019 and restated only 2018 and 2017.

Consolidated income statement	€ million 2020	€ million 2019	€ million 2018	€ million 2017	€ million 2016

Turnover	50,724	51,980	50,982	53,715	52,713

Operating profit	8,303	8,708	12,639	8,957	7,801

Net finance costs	(505)	(627)	(608)	(1,004)	(563)

Net monetary gain arising from hyperinflationary economies	20	32	122	–	–

Share of net profit/(loss) of joint ventures and associates and other income/(loss) from non-current investments	178	176	207	173	231

Profit before taxation	7,996	8,289	12,360	8,126	7,469

Taxation	(1,923)	(2,263)	(2,572)	(1,670)	(1,922)

Net profit	6,073	6,026	9,788	6,456	5,547

Attributable to:

Non-controlling interests	492	401	419	433	363

Shareholders’ equity	5,581	5,625	9,369	6,023	5,184

Combined earnings per share	€ million 2020	€ million 2019	€ million 2018	€ million 2017	€ million 2016

Basic earnings per share	2.13	2.15	3.49	2.15	1.83

Diluted earnings per share	2.12	2.14	3.48	2.14	1.82

For the basis of the calculations of combined earnings per share see note 7 ‘Combined earnings per share’ on page 133.

Consolidated balance sheet	€ million 2020	€ million 2019	€ million 2018	€ million 2017	€ million 2016

Non-current assets	51,502	48,376	45,633	45,078	42,545

Current assets	16,157	16,430	15,478	16,980	13,884

Total assets	67,659	64,806	61,111	62,058	56,429

Current liabilities	20,592	20,978	20,150	23,587	20,556

Non-current liabilities	29,412	29,942	28,844	24,273	18,893

Total liabilities	50,004	50,920	48,994	47,860	39,449

Share Capital	92	420	464	484	484

Reserves	15,174	12,772	10,933	12,956	15,870

Non-controlling interests	2,389	694	720	758	626

Total equity	17,655	13,886	12,117	14,198	16,980

Total liabilities and equity	67,659	64,806	61,111	62,058	56,429

Unilever Annual Report on Form 20-F 2020	203

Additional information for US listing purposes continued

Consolidated cash flow statement	€ million 2020	€ million 2019	€ million 2018	€ million 2017	€ million 2016

Net cash flow from operating activities	9,058	8,109	7,318	7,879	7,047

Net cash flow from/(used in) investing activities	(1,481)	(2,237)	4,644	(5,879)	(3,188)

Net cash flow from/(used in) financing activities	(5,804)	(4,667)	(12,113)	(2,020)	(3,073)

Net increase/(decrease) in cash and cash equivalents	1,773	1,205	(151)	(20)	786

Cash and cash equivalents at the beginning of the year	4,116	3,090	3,169	3,198	2,128

Effect of foreign exchange rates	(414)	(179)	72	(9)	284

Cash and cash equivalents at the end of the year	5,475	4,116	3,090	3,169	3,198

Ratios and other metrics	2020	2019	2018	2017	2016

Operating margin (%)	16.4	16.8	24.8	16.7	14.8

Net profit margin (%)(a)	11.0	10.8	18.4	11.2	9.8

Number of Shares PLC ordinary shares issued (Millions of units)	2,629	1,169	1,187	1,310	1,310

(a)	Net profit margin is expressed as net profit attributable to shareholders’ equity as a percentage of turnover.

Guarantor statements

On 13 August 2020, Unilever N.V. (NV) and Unilever Capital Corporation (UCC) filed a US Shelf registration, which was unconditionally and fully guaranteed, jointly and severally, by NV, Unilever PLC (PLC) and Unilever United States, Inc. (UNUS) and that updated the NV and UCC US Shelf registration filed on 27 July 2017, which was unconditionally and fully guaranteed, jointly and severally, by NV, PLC and UNUS.

As a result of Unification, PLC assumed NV’s liabilities in relation to debt issued under the US shelf registration programme. UCC and UNUS are each indirectly 100% owned by PLC and consolidated in the financial statements of the Unilever Group. In relation to the US Shelf registration, US$11.5 billion of Notes were outstanding at 31 December 2020 (2019: US$12.35 billion; 2018: US$12.5 billion) with coupons ranging from 0.375% to 5.900%. These Notes are repayable between 10 February 2021 and 15 November 2032.

All debt securities issued by UCC are senior, unsecured, and unsubordinated and are fully and unconditionally guaranteed, on a joint and several basis, by PLC and UNUS.

In March 2020, the SEC amended Rule 3-10 of Regulation S-X and created Rule 13-01 to simplify disclosure requirements related to certain registered securities, which we have adopted effective immediately. As noted above UCC and UNUS are 100% subsidiaries of Unilever PLC and are consolidated in the financial statements of the Unilever Group. In addition, there are no material assets in the guarantor entities apart from intercompany investments and balances. Therefore, as allowed under Rule 13-01, we have excluded the summarised information for each issuer and guarantor.

The guarantees provide that, in case of the failure of the relevant issuer to punctually make payment of any principal, premium or interest, each guarantor agrees to ensure such payment is made when due whether at the stated maturity or by declaration of acceleration, call for redemption or otherwise. The guarantees also provide that the Trustee shall be paid any and all amounts due to it under the guarantee upon which the debt securities are endorsed.

204	Unilever Annual Report on Form 20-F 2020

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

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; the effect of climate change on Unilever’s business; Unilever’s ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current Covid-19 pandemic.

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

Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Unilever Annual Report and Accounts 2020.

This document is not prepared in accordance with US GAAP and should not therefore be relied upon by readers as such.

In addition, a printed copy of the Annual Report on Form 20-F 2020 is available, free of charge, upon request to Unilever, Investor Relations Department, 100 Victoria Embankment, London EC4Y 0DY, United Kingdom.

This document comprises regulated information within the meaning of Sections 1:1 and 5:25c of the Act on Financial Supervision (‘Wet op het financieel toezicht (Wft)’) in the Netherlands.

The brand names shown in this report are trademarks owned by or licensed to companies within the Group.

References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, the Annual Report on Form 20-F 2020.

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

For further information about

Unilever please visit our website:

www.unilever.com

Unilever PLC

Head Office

100 Victoria Embankment

London EC4Y 0DY

United Kingdom

T +44 (0)20 7822 5252

Registered Office

Unilever PLC

Port Sunlight

Wirral

Merseyside CH62 4ZD

United Kingdom

Registered in England and Wales

Company Number: 41424

UNILEVER PLC — 20-F EXHIBIT LIST

Exhibit Number	Description of Exhibit

1.1	Articles of Association of Unilever PLC

2.1	Trust Deed dated as of July 22, 1994, among Unilever N.V., Unilever PLC, Unilever Capital Corporation, Unilever United States, Inc. and The Law Debenture Trust Corporation p.l.c., relating to Guaranteed Debt Securities 1

2.2	Supplemental Trust Deed as of November 26, 2020, incorporating the Trust Deed as of July 22, 1994 as Amended and Restated on November 26, 2020

2.3	First Supplemental Indenture as of November 30, 2020, among Unilever Capital Corporation, Unilever PLC, Unilever United States, Inc. and The Bank of New York Mellon, as Trustee, relating to Guaranteed Debt Securities 2

2.4	Second Amended and Restated Deposit Agreement dated as of July 1, 2014 by and among Unilever PLC and Deutsche Bank Trust Company Americas, as Depositary, and the Holders and Beneficial Owners of American Depositary Shares issued thereunder 3

2.5	Description of Securities Registered Under Section 12 of the Exchange Act 4

4.1	Service Contracts of the Executive Directors of Unilever PLC

4.2	Letters regarding compensation of Executive Directors of Unilever PLC

4.3	Unilever North America 2002 Omnibus Equity Compensation Plan as Amended and Restated as of November 1, 2012 5

4.4	The Unilever PLC International 1997 Executive Share Option Scheme 6

4.5	The Unilever Long Term Incentive Plan 7

4.6	Global Share Incentive Plan 2007 8

4.7	The Management Co-Investment Plan 9

4.8	Unilever Share Plan 2017 10

8.1	List of Subsidiaries 11

12.1	Certifications of the Chief Executive Officer and Financial Director/Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certifications of the Chief Executive Officer and Financial Director/Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1 17.1	Consent of KPMG LLP Subsidiary Guarantors and Issuers of Guaranteed Securities

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Linkbase Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

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

1	Incorporated by reference to Exhibit 2.2 of Form 20-F (File No: 001-04546) filed with the SEC on March 28, 2002.

2	Incorporated by reference to Exhibit 99.1 of post-effective amendment to Form F-3 (File No: 333-245589) filed with the SEC on November 30, 2020.

3	Incorporated by reference to Exhibit 99(A) of Form F-6 (File No: 333-196985) filed with the SEC on June 24, 2014.

4	Incorporated by reference to Exhibit 2.5 of Form 20-F (File No: 001-04546) filed with the SEC on March 9, 2020.

5	Incorporated by reference to Exhibit 99.1 of Form S-8 (File No: 333-185299) filed with the SEC on December 6, 2012.

6	Incorporated by reference to Exhibit 4.5 of Form 20-F (File No: 001-04546) filed with the SEC on March 28, 2002.

7	Incorporated by reference to Exhibit 4.7 of Form 20-F (File No: 001-04546) filed with the SEC on March 28, 2002.

8	Incorporated by reference to Exhibit 4.7 of Form 20-F (File No: 001-04546) filed with the SEC on March 26, 2008.

9	Incorporated by reference to Exhibit 4.8 of Form 20-F (File No: 001-04546) filed with the SEC on March 4, 2011.

10	Incorporated by reference to Exhibit 4.9 of Form 20-F (File No: 001-04546) filed with the SEC on February 28, 2018.

11	The required information is set forth on pages 167 and 184 to 190 of the Annual Report on Form 20-F 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

Unilever PLC.

(Registrant)

/s/ R.Sotamaa
R. SOTAMAA,
Chief Legal Officer and Group Secretary

Date: 10 March 2021