Form 20-F
period 2021-12-31
UNILEVER PLC
filed 2022-03-09
CIK 217410

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021
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
2.2% Notes due 2022
0.375% Notes due 2023
3.125% Notes due 2023
0.626% Notes due 2024
3.25% Notes due 2024
2.6% Notes due 2024
3.1% Notes due 2025
3.375% Notes due 2025
2.0% Notes due 2026
2.9% Notes due 2027
3.5% Notes due 2028
2.125% Notes due 2029
1.375% Notes due 2030
1.750% Notes due 2031
5.9% Notes due 2032
2.625% Notes due 2051

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
Yes ☐        No ☒

Cautionary Statement
This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding the Unilever Group’s (the ‘Group’) emissions reduction targets and other climate change related matters (including actions, potential impacts and risks associated therewith). These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance or outcomes. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; the effect of climate change on Unilever’s business; Unilever’s ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current Covid-19 pandemic. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
This document also contains data on the Group’s Scope 1, 2 and 3 emissions. Scope 1 and 2 emissions data is relatively easy to gather as it relates to emissions from the Group’s own activities and supplied heat, power and cooling. Scope 3 emissions relate to other organisations’ emissions and is therefore subject to a range of uncertainties, including that data used to model lifecycle footprints is typically industry-standard data rather than relating to individual suppliers; lifecycle models such as the Group’s cover many but not all products and markets; and international standards and protocols governing emissions calculations and categorisations evolve, as do accepted norms regarding terminology such as carbon neutral and net zero. As value chain emissions data improves, shifting over time from generic modelled data to more specific data, the data reported in this document is likely to evolve.
Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2021 and the Unilever Annual Report and Accounts 2021.

Unilever Annual Report on Form 20-F 2021 Purpose-led, future-fit

Making sustainable living commonplace We make household brands used by 3.4 billion consumers every day. We are 148,000 people working in factories, labs, offices and homes around the world. We are determined to prove that our purpose-led, future-fit business model delivers superior performance. We are Unilever.

STR A TEG IC R EP O R T – IN TR O D U C IN G U N ILEV ER 1Unilever Annual Report on Form 20-F 2021 In this report Strategic Report Pages 2-13 Pages 14-66 Introducing Unilever Review of the year 2 At a glance 15 Shareholders 4 Chair's introduction 18 Our people 6 Chief Executive Officer's review 20 Consumers 8 Our strategy 25 Customers 12 Our business model 27 Suppliers & business partners 29 Planet & society 32 Our performance 36 Financial review 44 Our risks 51 Additional non-financial information - Climate change disclosures - Other non-financial disclosures Governance Report Financial Statements Pages 67-104 Pages 105-198 Running a responsible and effective business Our full financial results and notes for the year 68 Corporate governance 106 Statement of Directors' responsibilities 78 Report of the Audit Committee 107 Report of Independent Registered Public Accounting Firm 80 Report of the Corporate Responsibility Committee 114 Consolidated financial statements 82 Report of the Nominating and Corporate Governance Committee 118 Notes to the consolidated financial statements 176 Group Companies 84 Directors' Remuneration Report 187 Shareholder information 188 Additional Information for US Listing Purposes Online About this Annual Report You can find more information about Unilever online at Unilever Annual Report on Form 20-F 2021 www.unilever.com This document is made up of the Strategic Report, the Governance Report, the Financial Statements and Notes, and Additional Information for US Listing Purposes. The Unilever Group consists of Unilever PLC (PLC) together with the companies it controls. The terms 'Unilever', the 'Group', 'we', 'our' and 'us' refer to the Unilever Group. Our Strategic Report on pages 2 to 66, contains information about us, how we create value and how we run our business. It includes our strategy, business model, market outlook and key performance indicators, as well as our approach to sustainability and risk. The Strategic Report is only part of the Annual Report and Accounts 2021. The Strategic Report has been approved by the Board and signed on its behalf by Ritva Sotamaa – Group Secretary. Our Governance Report on pages 67 to 104 contains detailed corporate governance information, our Committee reports and how we remunerate our Directors. Our Financial Statements and Notes are on pages 105 to 175. Pages 1 to 187 constitute the Unilever Annual Report on Form 20-F 2021, which we may also refer to as ‘this Annual Report and Accounts' throughout this document. The Directors' Report of PLC on pages 67 to 83, 106 (Statement of Directors' responsibilities), 136 (Dividends on ordinary capital), 149 to 155 (Treasury Risk Management), 175 (Post balance sheet events) and 186 (Branch disclosure) has been approved by the PLC Board and signed on its behalf by Ritva Sotamaa – Group Secretary. Pages 188 to 198 are included as Additional Information for US Listing Purposes. The Unilever Annual Report on Form 20-F 2021 (and the Additional Information for US Listing Purposes) along with other relevant documents can be downloaded at www.unilever.com/ara2021/downloads For more on our sustainability commitments www.unilever.com/planet-and-society

2 Unilever Annual Report on Form 20-F 2021 A truly global business Our brands are available in around 190 countries 3.4bn people use our products every day(a) 58% of turnover in emerging markets Strong brands with purpose Our 400+ brands are on a mission to offer superior products while doing good for people and planet 13 brands with turnover of over €1bn in 2021 13 of the top 50 consumer goods brands(b) Read more about our brands and consumers on pages 20 to 24 Powered by our people Our purposeful and inclusive culture attracts the best talent in our markets 52/48 gender balance management (female/male)(c) 148,000 employees 92% of our leaders in markets are local(d) Read more about our people on pages 18 to 19 At a glance Using our scale for good Our leading sustainability agenda is delivering significant impact 64% reduction in Scope 1 and 2 GHG emissions since 2015 53% of our plastic packaging is reusable, recyclable or compostable €445m spend with diverse businesses owned by under- represented groups Read more about planet & society on pages 29 to 31 (a) Based on a Europanel 2021 project (in partnership with Kantar & GfK). Includes consumers who use at least one Unilever product every day. (b) Based on market penetration and consumer interactions (Kantar Brand Footprint report 2021). (c) Based on a total management population of 16,787 Unilever employees. (d) Leaders defined as all managers up to senior management reporting to ULE.

STR A TEG IC R EP O R T – IN TR O D U C IN G U N ILEV ER 3Unilever Annual Report on Form 20-F 2021 2021 financial highlights Turnover Operating margin Dividends paid €52.4bn 2020: €50.7bn 16.6% 2020: 16.4% €4.5bn 2020: €4.3bn Underlying sales growth(a) Underlying operating margin(a) Free cash flow(a) 4.5% 2020: 1.9% 18.4% 2020: 18.5% €6.4bn 2020: €7.7bn For more detail, see our Financial review on pages 36 to 43 (a) Underlying sales growth, underlying operating margin and free cash flow are non-GAAP measures. For further information about these measures, and the reasons why we believe they are important for an understanding of the performance of the business, please refer to our commentary on non-GAAP measures on pages 39 to 43. Beauty & Personal Care Turnover €21.9bn What we stand for: To be the most positive beauty business in the world for people and the planet Our largest categories: Skin cleansing, Hair care, Deodorants, Skin care Foods & Refreshment Turnover €20.0bn What we stand for: To be a world-class force for good in food Our largest categories: Ice cream, Savoury, Dressings, Tea Home Care Turnover €10.6bn What we stand for: Making people's homes a better world, and our world a better home Our largest categories: Fabric solutions, Home and hygiene Read more about our Divisions on pages 20 to 24

4 Unilever Annual Report on Form 20-F 2021 Chair's introduction Performance Unilever’s operating performance improved in 2021, with the company recording its fastest year-on-year underlying sales growth for nine years, at 4.5%. Underlying operating profit also increased, by 2.9%. This represented a good outcome in what were unusually difficult trading conditions. Spiralling cost inflation presented the biggest challenge and impacted underlying operating margin, which was down 10bps, although the company’s determined response in landing customer price increases certainly helped to limit the impact. This ability to raise prices in a tough, inflationary environment is testament to the strength and quality of Unilever’s brands. Unilever’s business is benefiting from the focus and investment being put behind its five Compass strategic choices – see pages 8 to 9. The Board was particularly encouraged to see Unilever’s top 13 brands – each with a turnover in excess of €1 billion – grow in aggregate last year by 6.4%, well above the company average. These brands account for 50% of Unilever’s total turnover. The focus behind key long-term growth markets is also driving improved results, with strong performances last year in the US, India and China. Together, these markets now represent 36% of Unilever’s turnover. The good operating performance in 2021 was the main driver of earnings growth, with earnings per share (EPS) up by 5.5%. Following the completion of the programme to buy back shares with an aggregate market value equivalent to €3 billion, the company announced a further €3 billion programme of share buybacks, which we expect to see completed over 2022 and 2023. Portfolio The Board is convinced that the continued evolution of Unilever’s portfolio into higher growth spaces is key to accelerating the company’s long-term growth profile and in delivering enhanced value to shareholders. To that end, unifying the Group’s legal structure in 2020 was an important milestone in allowing the Board to consider a wider range of strategic options, including scope for larger and more transformative acquisitions. It was in this context that the Board viewed a possible acquisition of GSK Consumer Health as one route to accelerate Unilever’s presence in a very attractive part of the market. However, while there was some recognition among shareholders of the strategic merits of pursuing such a move, many voiced their strong opposition to the size and timing of such a deal. Consequently, and having listened closely to shareholder concerns, the Board and management of the company have made clear that we do not intend to pursue similar large-scale acquisitions in the foreseeable future. Instead, the focus will be on improving Unilever’s value creation through accelerated organic growth – driven by the five Compass strategic choices. We will also continue to strengthen the portfolio through the kind of bolt-on acquisitions that have enabled Unilever to build fast-growing businesses in Prestige beauty and Functional nutrition. As part of strengthening the portfolio, last year we announced the sale of Unilever’s Tea business, for €4.5 billion, which is expected to complete in the second half of 2022. Selective disposals of brands and assets will continue to play a role going forwards. The Board also expects the new organisation to support growth over the coming years. Having reviewed the changes, the Board is confident they will help make Unilever a simpler, faster and more accountable business, and at lower cost. Board composition and succession During the year, the Board appointed Adrian Hennah and Ruby Lu as independent Non-Executive Directors, both appointments took effect from 1 November 2021. Adrian joined the Board after a long and successful executive career, most recently in the consumer goods sector. Adrian’s extensive financial experience, gained from CFO positions with leading UK-based businesses, together with his deep industry knowledge, is a major asset to the Board. The Board will also benefit enormously from Ruby Lu’s appointment. Ruby is a venture capitalist with a long and successful track record of investing in start-up businesses in China and the US, markets she knows very well. Following the 2021 AGM, Youngme Moon stood down from her role as Senior Independent Director (SID). I want to thank Youngme for the valuable contribution she made in that role. Equally, I am delighted that Andrea Jung was appointed to succeed Youngme as SID. Andrea also took over as Chair of the Compensation Committee, in February 2021, when Vittorio Colao stepped down from the Board to join the Italian government as Minister for Technological Innovation and Digital Transition.

STR A TEG IC R EP O R T – IN TR O D U C IN G U N ILEV ER 5Unilever Annual Report on Form 20-F 2021 The 2022 AGM will mark the retirement of both Laura Cha and John Rishton as Non-Executive Directors having both served for nine years. On behalf of the Board, I would like to thank them for their much-valued contribution to Unilever. Corporate Governance Tackling climate change is a key priority for the Group and we were pleased to put our Climate Transition Action Plan (CTAP) to shareholders for an advisory vote at the 2021 AGM. The plan sets out our climate strategy, defines our net zero and emission reduction goals, and sets out the actions we intend to take to meet them. The plan also describes how the company is integrating climate change considerations into its products and brands, as well as the role that advocacy and partnership can play in meeting goals. This was the first time a global company of our size voluntarily put its climate transition plans before a shareholder vote, and we were delighted to see it receive overwhelming backing, with over 99% of shareholders voting in favour. Work remains to be done but we do believe that the CTAP can help Unilever make an important contribution to tackling climate change while growing our brands. Read more about our progress in the CTAP Progress Report on pages 51 to 56. Regular Board evaluation is an important element in maintaining high standards of corporate governance and Board effectiveness. In 2021, the Board conducted a thorough internal evaluation exercise. The results, which were reviewed at the November 2021 Board meeting, confirmed that the Board continues to perform effectively and with a high degree of Director engagement. In addition to our six planned Board meetings, three additional meetings were held in 2021 to consider the Group’s portfolio and the growth opportunities within it. Non-Executive Directors also attended 14 virtual employee engagement events during the year across a wide range of the workforce. In addition, Andrea Jung attended a global town hall webcast in July 2021, providing an opportunity for all employees to engage with one of our Board members. The evaluation and Board engagements also re-affirmed the Board’s focus on growth and portfolio strategy evolution as keys to unlocking value in Unilever. Further detail on the evaluation process this year, together with the Board’s remit, operations and the topics regularly discussed by the Board can be found in the Governance section on pages 67 to 83. Remuneration During 2021, we continued to consult with shareholders on our Remuneration Policy and were pleased at the 2021 AGM to receive your strong support for the implementation of a reward framework based on a new Performance Share Plan, delinked from the annual bonus. The new Policy seeks to improve the overall effectiveness of Unilever’s incentives by helping drive sustainable long-term growth and enabling the Compensation Committee to set stretching but achievable performance targets over realistic timeframes. Further information on the Policy can be found on page 84. Looking ahead Trading conditions will undoubtedly be challenging throughout 2022 as the world continues to come through the effects of the Covid pandemic and all the consequent economic aftershocks – and in particular, extraordinarily high levels of cost inflation. Unilever is well prepared to meet these challenges through a combination of customer prices and the delivery of cost savings, which will help to mitigate inflationary impacts on the business. Moreover, the company enters 2022 with good momentum, and with a clear set of strategic choices that the Board is confident will help deliver another positive year of top-line growth for Unilever. Against a particularly challenging backdrop, Unilever delivered a good set of results for 2021. This could not have been achieved without the efforts of the 148,000 people who make up this great company, some of whom it was a privilege to spend time with over the last year, albeit in most cases virtually. Their hard work, ingenuity and integrity have once again shone through and on behalf of the Board, I want to thank them for everything they have done, and continue to do, for Unilever. I also want to thank and acknowledge our shareholders and other stakeholders for their continued support. "Unilever’s business is undoubtedly benefiting from the focus and investment being put behind its five Compass strategic choices." Nils Andersen Chair Section 172 statement Under Section 172 of the UK Companies Act 2006 (‘Section 172’) directors must act in the way that they consider, in good faith, would be most likely to promote the success of their company. In doing so, our Directors must have regard to stakeholders and the other matters set out in Section 172. Pages 63 and 69 to 71 comprise our Section 172 statement. Page 63 of our Strategic Report identifies our key stakeholders and provides examples of how the business engaged them during 2021, with cross references to the stakeholder review section for more detail. Pages 69 to 71 of our Governance Report details how our Directors have taken steps to understand the needs and priorities of these stakeholders when setting Unilever’s strategy and taking decisions concerning the business, including by direct engagement or via their delegated committees and forums. The relevance of each stakeholder group may vary depending on the matter at hand.

6 Unilever Annual Report on Form 20-F 2021 Chief Executive Officer's review Context 2021 was another turbulent year for the world economy and for global markets. Output rebounded strongly, if unevenly, after the sharp Covid-related declines of 2020. However, surging demand, triggered by significant fiscal and monetary stimulus, gave rise to widespread labour shortages, supply bottlenecks and soaring energy costs, stoking significant inflationary pressures. For Unilever, this steep rise in input cost inflation was one of the defining features of the year, impacting each of our product categories. Performance 2021 Against this challenging backdrop, we delivered a strong set of results in 2021. Underlying sales growth of 4.5% represented Unilever’s fastest year-on-year growth in nine years, well into the upper end of our 3-5% multi-year framework. We responded to rising input costs with pricing actions, delivering underlying price growth of 2.9% for the year. While never easy, raising customer prices in response to inflationary pressures is vital and necessary if we are to preserve our ability to invest in Unilever’s brands. Underlying volume growth for the full year was 1.6%. Growth was broad-based, with each of our three global Divisions – Beauty & Personal Care, Foods & Refreshment and Home Care – performing well. Growth was also competitive. We ended the year with 53% of the business winning market share by value, a second consecutive year of competitive growth and a marked improvement in our competitive performance from just a few years ago. While top-line growth remains the number one priority, margin progression is also an important component of value creation. Underlying operating margin for the year was 18.4%, down 10bps on the previous year. Although pricing stepped up, it wasn’t enough to fully offset the impact of inflation across our raw materials, packaging and distribution costs. Free Cash Flow remained strong at €6.4 billion, albeit down year-on-year versus a record delivery in 2020, when the business was focused on delivering cash in a period of huge uncertainty. For 2021, we declared a 3% increase to the full- year dividend, taking the dividend for the year to €4.5 billion. Overall, we made good progress in 2021. Unilever’s growth momentum is building. We stepped up pricing significantly in a heavily inflationary environment while delivering strong earnings and maintaining our restored competitiveness. Our five strategic choices One of the most encouraging aspects of our growth in 2021 was the extent to which it followed the five Compass strategic choices we called out a year ago. These choices sit at the heart of our strategy for value creation – see pages 8 to 9. The first of these is winning with brands and innovation, ensuring that our top brands deliver superior performance. Today, we have 13 brands with sales in excess of €1 billion. Together they make up over half of our total turnover. Last year, they grew in aggregate by 6.4%. This included some particularly strong individual performances. Dove, for example, grew by 8%, its best performance in eight years; Hellmann’s grew 11%; and our Ice Cream brands Magnum and Ben & Jerry’s each grew 7%. Behind the success of these brands is product superiority and great innovation and we continue to step up our performance in both areas. Product superiority in tests versus Unilever’s competition is now over 70% of tested turnover, up from less than 50% in 2019, and our focus on driving bigger, better and more impactful innovation delivered over €1 billion of incremental turnover in 2021, double the delivery in 2020. It is no surprise or coincidence that our top-performing brands also happen to be those with the most clearly defined – and powerfully articulated – commitment to purpose as a driver of brand growth. As well as focusing on winning with our biggest and strongest brands, we have also chosen to prioritise investment in the key growth markets for the future, including most notably the US, India and China. All three countries delivered strong and competitive growth in 2021. The US, for example, grew almost 4% on top of a record growth year in 2020, while India and China grew well into double-digits, albeit against weaker comparators. Other markets also performed well, but not all. Indonesia, for example, a key geography for Unilever, struggled last year and was down by 7.4%. We are fully focused on restoring growth in this, our sixth-largest market. Our next strategic choice is to invest in the capabilities needed to lead in channels of the future. Today, that means winning in eCommerce, and in 2021 we delivered another strong year, on the back of record growth in 2020. In total, the eCommerce business was up 44% with growth coming from all the main sub-channels – pure-play, omnichannel, and business-to- business (eB2B). In just five years, this channel has gone from 2% of our turnover to 13% in 2021. Developing Unilever’s portfolio into the higher growth spaces of Hygiene, Skin care, Prestige beauty, Functional nutrition and Plant-based foods is another strategic choice. It is also one that made a meaningful contribution to performance in 2021. While organic growth is our first priority, acquisitions also play an important role. Indeed, since 2017, 93% of M&A capital has gone into either Prestige beauty, Functional nutrition or Skin care and other areas of Beauty & Personal Care. By contrast, 98% of disposals by turnover were in slower growth food segments such as Spreads and more recently Tea. The benefits of this portfolio rotation were very apparent last year – which including eketerra will be equivalent to 17% of our "We made good progress in 2021 and our growth momentum is building." Alan Jope Chief Executive Officer

STR A TEG IC R EP O R T – IN TR O D U C IN G U N ILEV ER 7Unilever Annual Report on Form 20-F 2021 of delivering an improvement in underlying operating margin, having chosen – in the face of spiralling inflation – to continue investing in advertising, R&D and other long-term drivers of growth. We will continue to take this approach in 2022, when we expect input cost inflation to ratchet up still further. This means that we expect our underlying operating margin will be down in 2022, although we anticipate that the effect of pricing action and well-established savings programmes to help reverse this decline over the course of 2023 and 2024. Importantly, we have entered 2022 with good growth momentum and with our biggest brands, our most important markets, and our priority channel all performing strongly. The five strategic choices that we have put in place will guide us in the years ahead, and are having a positive and demonstrable impact on performance. The introduction of a new operating model during the year will help accelerate our progress still further. Stakeholders Together with our world-leading brands, our biggest strength remains the dedication and professionalism of our employees around the world, plus the millions more who make up Unilever’s extended family across the value chain. To all of them, I offer my sincere appreciation for their hard work and commitment over a year characterised by many challenges but also a lot of progress. We remain fully wedded to Unilever’s multi-stakeholder model and I want to thank all of those with whom we have partnered over the last year, and all those whose needs and interests we are committed to serving. We deliberately cite the planet as one of our stakeholders and in the year of COP26, it was a source of particular pride to see Unilever – in its words and actions – living up to its ambitious climate commitments. Finally, I want to thank and acknowledge our shareholders for their continued support of our business. We are working hard to repay that support and are fully focused on delivering long- term value for shareholders in line with our 4G growth model. 2021 turnover since 2017. Prestige beauty, for example, now a €1 billion business, grew over 20%. Functional nutrition, which includes Horlicks in South Asia as well as our largely US-based Vitamins, Supplements & Minerals (VMS) business, grew 22% in 2021 and now enjoys leadership positions across its portfolio. Together, Functional nutrition and Prestige beauty contributed 60bps to our underlying sales growth last year. We will go on building Unilever’s portfolio in this way, while recognising that not all acquisitions have performed equally well. Dollar Shave Club, for example, has not delivered in the way that we had hoped or expected, mainly due to changes in the economics of the direct-to-consumer model. In considering the evolution of our portfolio, Consumer Health and Wellbeing undoubtedly represents an attractive space. It is also one in which we are increasingly well positioned. Last year, after a long period of careful review, the Board concluded that moving Unilever’s portfolio even more decisively into this area would position the company for faster growth in the coming decades. This is what lay behind confidential discussions with GSK and Pfizer about the possible acquisition of GSK Consumer Health. We listened carefully to shareholders in the wake of those discussions becoming public and heard the message that many did not support a deal on this scale at this time. We remain resolved in the direction of our portfolio evolution, but we have made clear that we do not intend to pursue similar large-scale acquisitions in the foreseeable future. Instead, we will continue to accelerate Unilever’s growth through a rigorous focus on organic growth and by continuing to strengthen the portfolio through bolt-on acquisitions and selective disposals. Guided by our five Compass strategic choices, we are fully committed to stepping up the growth of our existing business. We will be aided significantly in this process by our fifth strategic choice – building a purpose-led, future-fit organisation and growth culture. Having operated for some time under a relatively heavy matrix structure, with three global Divisions and 15 regional performance management units, we are now modernising Unilever’s organisation with the introduction – from 1 July 2022 – of five Business Groups with full, end-to-end responsibility for setting strategy and for delivering results. The five Business Groups – Beauty and Wellbeing; Personal Care; Home Care; Nutrition; and Ice Cream – will have the power to drive performance by responding more quickly and directly to the consumer and channel dynamics that are unique to their Business Group. This is a big change for Unilever, one that we are confident will result in a simpler, faster and more agile way of operating, with more focused and expert categories and with greater empowerment and accountability flowing through the business. We are alive to the risks of a change management programme on this scale and have put in place a number of mitigating measures, including the creation of a well-resourced Transformation Office to oversee the detailed delivery of the programme in line with ambitious but achievable timescales. Outlook – 4G Growth Our overarching goal remains the delivery of 4G growth – that is, growth which is consistent, competitive, profitable and responsible. All four are key to our long-term value creation model. On profitable growth, in 2021 we fell short

8 Unilever Annual Report on Form 20-F 2021 Our strategy The Unilever Compass is our strategy to deliver growth that is consistent, competitive, profitable and responsible. Our vision is to be the global leader in sustainable business. We will demonstrate how our purpose-led, future-fit business model drives superior performance, consistently delivering financial results in the top third of our industry. Our strategic choices and actions will help us fulfil our purpose and vision Develop our portfolio into high growth spaces Hygiene Pages 15-16, 20, 24, 37 Skin care Pages 15-16, 20-21, 37 Prestige beauty Pages 15-16, 21, 36-37 Functional nutrition Pages 15-16, 36-37 Plant-based foods Pages 15, 22, 37 Win with our brands as a force for good, powered by purpose and innovation Improve the health of the planet Pages 21, 23, 29-30 Improve people's health, confidence and wellbeing Pages 20-21, 31 Contribute to a fairer, more socially inclusive world Pages 21, 30 Win with differentiated science and technology Pages 15, 20-24 Accelerate in USA, India, China and key growth markets Build further scale in USA, India and China Pages 16, 36-37 Leverage emerging market strength Pages 16, 36-37 Lead in the channels of the future Accelerate pure-play and omnichannel eCommerce Pages 16, 25-26 Develop eB2B business platforms Pages 16, 26 Drive category leadership through shopper insight Pages 25-26 Build a purpose-led, future-fit organisation and growth culture Unlock capacity through agility and digital transformation Pages 17-18 Be a beacon for diversity, inclusion and value-based leadership Page 19 Build capability through lifelong learning Page 19

STR A TEG IC R EP O R T – IN TR O D U C IN G U N ILEV ER 9Unilever Annual Report on Form 20-F 2021 Operational excellence through the 5 Growth Fundamentals 1 Purposeful brands 2 Improved penetration 3 Impactful innovation 4 Design for channel 5 Fuel for growth Our growth creates value through a multi-stakeholder model Our Multi-year Financial Framework Shareholders See pages 15-17 Our people See pages 18-19 Consumers See pages 20-24 Customers See pages 25-26 Suppliers & business partners See pages 27-28 Planet & society See pages 29-31 Competitive growth Cash generation Profit growth Savings Restructuring investment Return on invested capital Net debt

10 Unilever Annual Report on Form 20-F 2021 Our strategy continued Our Compass sustainability commitments will help us deliver our purpose and vision. Win with our brands as a force for good, powered by purpose and innovation Improve the health of the planet Improve people’s health, confidence and wellbeing Respect human rights Respect and promote human rights and the effective implementation of the UN Guiding Principles, and ensure compliance with our Responsible Sourcing Policy Pages 28, 31 Climate action Pages 28, 29, 34, 51-56 Protect and regenerate nature Pages 21, 23, 30, 34, 51 Waste-free world Pages 21-23, 29, 34, 52-53 Positive nutrition Pages 22, 31, 34-35 Net zero emissions across our value chain by 2039 Deforestation-free supply chain in palm oil, paper and board, tea, soy and cocoa by 2023 Halve greenhouse gas impact of our products across the lifecycle by 2030 Help protect and regenerate 1.5 million hectares of land, forests and oceans by 2030 Zero emissions in our operations by 2030 100% sustainable sourcing of our key agricultural crops Replace fossil fuel- derived carbon with renewable or recycled carbon in all our cleaning and laundry product formulations by 2030 Empower farmers and smallholders to protect and regenerate farm environments Communicate a carbon footprint for every product we sell Implement water stewardship programmes in 100 locations in water- stressed areas by 2030 Supported by our €1 billion Climate & Nature Fund 100% of our ingredients will be biodegradable by 2030 €1 billion annual sales from plant-based meat and dairy alternatives by 2025-2027 Double the number of products sold that deliver positive nutrition by 2025 70% of our portfolio to meet WHO-aligned nutritional standards by 2022 95% of packaged ice cream to contain no more than 22g total sugar per serving by 2025 85% of our Foods portfolio to help consumers reduce their salt intake to no more than 5g per day by 2022 95% of packaged ice cream to contain no more than 250 kcal per serving by 2025 50% virgin plastic reduction by 2025, including an absolute reduction of 100,000 tonnes 25% recycled plastic by 2025 Collect and process more plastic than we sell by 2025 100% reusable, recyclable or compostable plastic packaging by 2025 Maintain zero non- hazardous waste to landfill in our factories Halve food waste in our operations by 2025

STR A TEG IC R EP O R T – IN TR O D U C IN G U N ILEV ER 11Unilever Annual Report on Form 20-F 2021 Win with our brands as a force for good, powered by purpose and innovation Improve people’s health, confidence and wellbeing Contribute to a fairer and more socially inclusive world Our responsible business fundamentals Business integrity Safety at work Employee wellbeing Product safety and quality Responsible innovation Responsible advertising and marketing Safeguarding data Engaging with stakeholders Responsible taxpayer Committed to transparency Health and wellbeing Pages 21, 31, 35 Equity, diversity and inclusion Pages 28, 30, 35 Raise living standards Pages 30, 35 Future of work Pages 19, 30, 35 Take action through our brands to improve health and wellbeing and advance equity and inclusion, reaching 1 billion people per year by 2030. We will focus on: ▪ Gender equity ▪ Race and ethnicity equity ▪ Body confidence and self-esteem ▪ Mental wellbeing ▪ Hand hygiene ▪ Sanitation ▪ Oral health ▪ Skin health and healing Achieve an equitable and inclusive culture by eliminating any bias and discrimination in our practices and policies Accelerate diverse representation at all levels of leadership 5% of our workforce to be made up of people with disabilities by 2025 Spend €2 billion annually with diverse businesses worldwide by 2025 Increase representation of diverse groups in our advertising Help equip 10 million young people with essential skills by 2030 Pioneer new models to provide our employees with flexible employment options by 2030 Reskill or upskill our employees with future-fit skills by 2025 Ensure that everyone who directly provides goods and services to Unilever will earn at least a living wage or income by 2030 Help 5 million small and medium-sized enterprises grow their business by 2025

12 Unilever Annual Report on Form 20-F 2021 21 7 8 6 Our business model Building on our relationships and resources, our business model allows us to create sustained value for our key stakeholders. What we depend on... Consumer insights We track changing consumer sentiment through our 37 People Data Centres around the world, combining social listening with traditional consumer research. What we do... Innovation Our marketing and R&D teams use these insights plus the best ideas and thinking from specialists outside Unilever to develop our brands and products. We spent €847 million on R&D in 2021. Consumer use 3.4 billion people use our products every day. Sales We use many channels to make our brands available to consumers in around 190 countries wherever and whenever they shop. Marketing We're one of the largest advertisers globally, based on media spend. Our purposeful and inclusive brands connect with consumers. All underpinned by the management of our principal risks Pages 46 to 50 Relationships Purposeful people Our 148,000 talented people give their skills and time in Unilever offices, factories, R&D laboratories and tea estates – increasingly working in more flexible and agile ways. Pages 18-19 Trusted suppliers Around 53,000 supplier partners in 150 countries source materials and provide critical services for us. Pages 27-28 Committed partners Our relationships with governments, customers, NGOs and other organisations around the world help us to increase our impact. Pages 25-31 Resources Input materials We use thousands of tonnes of agricultural raw materials, packaging materials and chemicals for our products. Pages 29-30, 141 Financial resources Capital from our financial stakeholders allows us to invest for the long term. Pages 144-148 Intangible assets The strength of our 400+ brands, our R&D capabilities and intellectual property such as patents and trade marks set us apart. Pages 136-138, 172 Owned and leased assets We occupy around 280 factories, 270 offices and 450 logistics warehouses globally. Pages 138-141

STR A TEG IC R EP O R T – IN TR O D U C IN G U N ILEV ER 13Unilever Annual Report on Form 20-F 2021 3 5 4 What we do... Sourcing Each year we buy raw materials and packaging materials worth €21 billion to make our products, as well as €14 billion in services (including media) to help our business run. Manufacturing Our factories and third- party manufacturers turn materials into the products we sell. Logistics A global network of logistics warehouses deliver our products to millions of retail outlets. The value we create for... Shareholders We aim to deliver consistent, competitive, profitable and responsible growth. Pages 15-17 Our people We aim to reward people fairly for the work they do, while helping them find their purpose so they become the best they can be at Unilever. Pages 18-19 Consumers We aim to provide superior-quality products and purposeful brands that take action on the issues that matter to people and planet. Pages 20-24 Customers We partner with large and small retailers around the world to grow our business and theirs. Pages 25-26 Suppliers & business partners We partner with thousands of suppliers to help innovate our products and support mutual and sustainable growth. Pages 27-28 Planet & society We aim to improve the health of the planet while contributing to a fairer and more socially inclusive world. Pages 29-31 Contributing to the Sustainable Development Goals

Review of the year Here we describe the value we created for our stakeholders in 2021, our performance and how we’re managing the key risks to our business. Review of the year 15 Shareholders 18 Our people 20 Consumers 25 Customers 27 Suppliers & business partners 29 Planet & society 32 Our performance 36 Financial review 44 Our risks 51 Additional non-financial information - Climate change disclosures - Other non-financial disclosures

Shareholders We're delivering competitive growth by focusing on our strategic choices. 2021 was an unpredictable and challenging year, with cost inflation and continued disruption from Covid-19. As Covid rates spiked and restrictions were imposed and then eased in different countries at different times, we worked to manage disruption to our supply chains, building on our experience from 2020. Our performance in 2021 We delivered underlying sales growth of 4.5% in 2021. Our growth was broad-based, with all three Divisions growing. We achieved this while maintaining our competitiveness with 53% of our business winning share. While our pricing and savings programmes helped to offset some of the impact of mounting input costs, our underlying operating margin was down 10bps at 18.4%. Free cash flow remained healthy at €6.4 billion, albeit down from record levels last year. For more details on our performance see the Financial review on pages 36 to 43. Five strategic choices for growth In early 2021, we set out in detail the Unilever Compass strategy to deliver our vision. The five clear, sharpened choices we have made in our Compass strategy – portfolio, brands, markets, channels and culture – along with the continued delivery of our 5 Growth Fundamentals, have been playing an important role in building momentum across the business. Developing our portfolio into high growth spaces Our investments in high growth spaces continued in 2021. As well as our established businesses in hygiene and skin care where we continue to drive science-based innovation (see pages 20 to 24), we’re building sizeable new businesses in areas such as Prestige beauty, Functional nutrition and Plant-based foods, which are contributing to our growth. Our Prestige beauty business, now including the digitally-led cruelty-free Paula’s Choice brand which we acquired in 2021, delivered strong double-digit growth in 2021 and reached €1 billion turnover if we include a full year of Paula’s Choice.(a) Functional nutrition is another area of focus for our portfolio transformation into high growth spaces. It includes Horlicks and our Vitamins, Minerals & Supplements (VMS) brands such as Olly, Liquid I.V., and Onnit, a leading brand in the fast-growing area of nootropics, acquired in 2021. Functional nutrition grew double-digit in 2021 and reached €1.5 billion turnover if we include a full year of Onnit.(a) We're also expanding our plant-based portfolio to meet growing consumer demand – see page 22. In November 2021, we announced that we had entered into an agreement to sell our global Tea business, now known as ekaterra, to CVC Capital Partners Fund VIII for €4.5 billion on a cash-free, debt-free basis. The transaction excludes Unilever’s tea business in India, Nepal and Indonesia as well as the Pepsi Lipton ready-to-drink tea joint ventures and associated distribution businesses. We expect to complete this transaction in the second half of 2022, subject to receiving regulatory approvals and completing works council consultation processes. Once we dispose of eketerra, our portfolio rotation will be equivalent to 17% of our 2021 turnover since 2017.(b) Winning with our brands as a force for good, powered by purpose and innovation We hold clear global leadership positions in seven categories; and in a further two, we lead in terms of volume sold but not yet value. We’ve stepped up our investments in science and technology to strengthen the quality and efficacy of our products – 95% of the turnover we've tested was equal or better than the main competitor product, with 71% winning outright. (c) Insights from testing help us improve product performance through innovation. Focusing our R&D activities on fewer and bigger projects is also bringing innovations to market faster. In total, our innovation programme helped to deliver €1 billion in incremental turnover in 2021 – double that of 2020. See pages 20 to 24 for more on our brands and innovation. "We're focused on driving faster growth from our strong portfolio of brands and markets." Alan Jope Chief Executive Officer STR A TEG IC R EP O R T – R EV IEW O F TH E Y EA R 15Unilever Annual Report on Form 20-F 2021

Our focus on winning with brands and innovation saw our 13 €1 billion brands – also among our most purposeful – grow in aggregate by over 6% in 2021. These brands now make up half of our total turnover. See pages 20 to 24 for more on brands with purpose and how we're building our marketing capability. Accelerating in USA, India, China and key growth markets Around 36% of our turnover is from three markets: the US, India and China. Having a strong brand and category presence here is key to our future growth, as these countries are predicted to account for well over half of global economic growth by 2030. To strengthen and expand our business in these priority markets, we’re growing our core brands, transforming our portfolio to capitalise on high growth opportunities and growing our digital and eCommerce channel presence. US The US is our largest market and we grew 3.7% in 2021 against a very strong prior year comparator. Delivering breakthrough technology innovations through our purposeful brands such as Dove, and scaling our recently acquired brands such as Olly and SheaMoisture, has helped to drive the growth of our US business. Data-driven customer partnerships are also unlocking further opportunities, such as exclusive bath range launches with two US retailers. Our US business continues to benefit from our portfolio transformation into higher growth areas such as Functional nutrition and Prestige beauty – building on the strength of brands such as Liquid I.V. and Living Proof. The growth of eCommerce in the US continued in 2021 – enabled by an increased focus on innovations designed for channel and strengthened digital capabilities. India Our Hindustan Unilever (HUL) business is India’s largest FMCG company. We delivered a strong all-round performance, growing at 13.4%. We’re growing our core brands by focusing on superior products and purpose. Surf excel, for instance, continued to build relevance through our iconic ‘Dirt is Good’ campaign and delivered strong performance. And Lifebuoy strengthened our market leadership as the number one soap brand in India, building on its hygiene credentials (see page 31). HUL has a strong track record of building scale in new categories through market development, by moving consumers to new products with added benefits – such as liquid detergents, functional tea with wellness benefits and body wash. Brands such as Surf excel, Dove and TRESemm&eacute; are responding to the needs of consumers and leading premiumisation. The newly formed Premium Beauty Business unit within HUL will strengthen our presence in the fast-growing masstige beauty segment. The premium portfolio performed well in 2021. We made significant progress on the integration of the Horlicks portfolio. Our focus now is on building category relevance and growing penetration – through innovations in the high science range, such as Diabetes Plus, as well as a step up in marketing and communications, home visits to promote products and the introduction of affordable packs. Our eCommerce sales in India saw double-digit growth in 2021. We're also reaching more small retail stores through digital channels – our eB2B app Shikhar is now used by over 700,000 retailers. Through direct-to-consumer platforms, we’re expanding our digital footprint further. The iconic beauty brand Lakme, for instance, is the most followed Indian beauty brand on Instagram with around 30% of its sales in 2021 through digital channels. China China has grown into our third-largest market by fulfilling diverse and constantly changing consumer needs – doubling in size over the last decade. We grew by 14.3% in 2021. Our success in China is built on our core brands – including Knorr, OMO, Dove and CLEAR – which are combining product superiority and brand purpose to expand penetration and sales. Transforming the portfolio is also key to unlocking future growth opportunities, such as in personal and home hygiene and masstige, and by premiumising brands such as Vaseline which has evolved from a basic body care range to cover whole body expert skin healing. We’re also expanding our Prestige beauty and VMS offerings with a selective roll-out of brands such as SmartyPants. Sales through eCommerce in China grew double-digit in 2021. Further eCommerce growth is expected as penetration increases in lower-tier cities. Partnerships with eCommerce platforms such as JD.com and Alibaba (see page 25) and expanding reach to newer channels such as live streaming and social commerce, will continue this upward trend. Leading in the channels of the future We’re increasingly designing products and organising our business for eCommerce by working with partners such as Amazon and Alibaba as well as large retailers who are expanding their footprint across a range of digital commerce channels. Our eCommerce sales grew by 44% in 2021 and accounted for 13% of our total turnover – we see no sign of this shift reversing (see page 37 for a definition of eCommerce sales). We sell around 50% of our Prestige beauty products, for example, through eCommerce channels, including direct to consumer. See page 25 for more. With our innovation and merchandising strategies firmly rooted in shopper insights, we'll continue to adapt at speed to trends, such as consumers wanting quick and delicious food delivered to their door. Our Ice Cream Now platform for instant ice cream delivery, for example, grew by 60% in 2021. We’re also increasingly using digital sales platforms with our customers, both large and small. See page 26 for more on our eB2B growth. Shareholders continued 16 Unilever Annual Report on Form 20-F 2021

Building a purpose-led, future-fit organisation and growth culture We believe that when employees are clear on their purpose in life and how this connects to the work they do, they’re more engaged and willing to go the extra mile. Working with purpose is at the heart of our culture – see page 19. This also helps us attract the very best people, as evidenced by our status as number one FMCG employer of choice for graduates and early career talent in over 50 markets. More agile application of technology alongside simpler ways of working will help us stay one step ahead of consumer trends. We’re continuing to speed up our ways of working, building our eCommerce capabilities and automating back- office processes – see pages 19 and 25 for examples. We’re also reskilling and upskilling our people, and embracing hybrid ways of work to prepare for the future of work – see pages 18 to 19. In January 2022 we announced changes to our organisational model to make us a simpler, more category-focused business – see pages 6 to 7 for more. (a) Prestige beauty and Functional nutrition turnover for 2021 calculated as if Paula's Choice and Onnit respectively, had been acquired on 1 January 2021. (b) Portfolio rotation is the 2021 turnover from any acquisitions completed since 2017 (including a full year of turnover for 2021 acquisitions) plus the last twelve months' of turnover from our disposals since 2017 (including eketerra) as a percentage of our 2021 turnover. (c) Based on tests of our top products in 60 countries over the past three years to benchmark product superiority (turnover weighted). STR A TEG IC R EP O R T – R EV IEW O F TH E Y EA R 17Unilever Annual Report on Form 20-F 2021

Our people Our people are the heartbeat of Unilever – when they thrive, our business thrives. This year reinforced the importance of being a safe, inclusive and supportive place to work for our 148,000 employees. Around 90,000 people took part in our UniVoice employee survey this year. We sustained very high engagement levels – 82% in offices and 83% in factories – which places us in the top quartile for employee engagement compared to industry benchmarks. Protecting health, safety and wellbeing Alongside safety at work, supporting our people’s physical, mental and emotional wellbeing has never been more important. Supporting our people through the pandemic We’ve continued to help our people protect themselves from the virus by working to remove barriers to testing and encouraging vaccinations to keep our workplaces as safe and productive as possible. We ensured that thousands of our employees received medical care through our own facilities and healthcare resources, telehealth options or connections to community resources, and supported the colleagues and families of those we sadly lost to Covid. We continued promoting healthy living and working for all our employees. To help people get the medical support they need, for example we now offer triage services in India and the UK. We launched a new digital tool in four countries that helps people identify their risk of type 2 diabetes, followed by a 12-month programme to reduce those risks. Participants in our Brazil and Mexico pilots have reported improvements to their quality of life and sleep, as well as less stress and time off work due to ill health. We also intensified our focus on mental health, introducing online training in ten languages to help our people understand the impact of Covid on their mental health. More people used our Employee Assistance Programme this year, and our global network of mental health champions more than doubled to around 4,000 people. Our teams are using a new tool to assess their energy levels and better support each other. Due to these and other initiatives, the percentage of our people who feel Unilever cares about their wellbeing is rising: 85% in offices (81% in 2020) and 83% in factories (70% in 2019). Safety at work We continue to prioritise the safety of our people and contractors in everyday work situations – from using mechanical equipment to staying safe on the roads. Our 2021 UniVoice survey showed that over 90% of employees feel that Unilever is committed to their safety. We rolled out a new incident management tool which connects our sites around the world on a single digital platform. We also increased resources to ensure appropriate oversight for safety. Our Total Recordable Frequency Rate (TRFR) improved from 0.63 to 0.55 accidents per million hours worked (1 October 2020 to 30 September 2021), partly related to fewer accidents at Unilever offices due to continued working from home. Sadly however, fatalities continued to rise. In the reporting period, three contractors and four employees lost their lives. Two contractors were fatally electrocuted at one of our sites in Pakistan in one event; and a contractor in Hungary lost their life in a construction incident. Two employees were struck by lightning in separate incidents in Kenya and Tanzania. And two employees were involved in a fatal car accident in India. When fatalities occur, our first priority is to support the emotional and physical needs of the families and team members of the individuals involved. We work with local law enforcement, communities and regulators to fully investigate the root cause and determine further preventative measures. See our website for more on safety at work New ways of working The world of work is changing. Our 2021 employee survey showed that around three-quarters of our people believe we have become simpler, faster and more agile in the last 12 months. Covid-19 has been a catalyst to expand flexible and more inclusive ways of working. We’re rethinking how we work as an employer. The fact that the satisfaction and connection levels of new employees have risen since our last pre-Covid survey is testament to the effectiveness of our evolved ways of working. So we’ve moved to a hybrid model for our office-based employees. This means thinking about work as what people do, not where they do it – with our offices as collaboration spaces and people able to work where they’ll be most effective. Our global guiding principles for hybrid working state that we expect our employees to spend at least 40% of their time in the office. We’re also pioneering new ways of working which both unlock capacity and help individuals find a meaningful and balanced way of working. Our AI-powered internal talent marketplace, Flex, allows us to match the skills needed for projects to people, regardless of where they sit in the organisation. It helped us reprioritise more than 110,000 hours to around 1,350 critical projects in 2021. In addition we have flexible working options like job-sharing or paid learning sabbaticals. Our people now have the option to work as a contractor on a project-by-project basis through the 'U-Work' programme in seven countries. This gives them the flexibility associated with contract roles and they are paid a monthly retainer fee with a core set of benefits. 18 Unilever Annual Report on Form 20-F 2021

No1 FMCG employer of choice for graduates and early career talent in over 50 markets Skills for the future We’re creating a culture of learning across Unilever, upskilling and reskilling our people for jobs of the future. Our employees accessed the Degreed learning platform over 4.2 million times during 2021. In our latest employee survey, 83% of our people in offices and 77% of our people in factories said they believe Unilever gives them a chance to upgrade their skills for a successful future. In 2021, we focused on building critical digital commerce skills throughout our business, including an eCommerce accelerator hub and bootcamp for our customer development teams and enhancing digital access in our factories to ensure our people have future-fit capabilities. Our Future of Work in Manufacturing programme gave frontline workers access to technology that enables shared learning on the job and better processes and communications. This is an important step towards our factories becoming the efficient digital workplaces we’ll need for our future growth. Our ultimate goal is for no one to be left behind as the world of work continues to change. In December 2021, we held our first Future of Work conference to share our progress and learnings and build alliances with forward-thinking companies. We’re also aiming to help equip 10 million young people with essential skills for jobs by 2030 – see page 30 for more. See our website for more on the future of work Nurturing our growth culture We see a human, purposeful and accountable culture that is rooted in our values as essential to our purpose-led and future-fit organisation. Using our future-fit plans, our people are shaping development and career plans based on their purpose – we've made a good start by upskilling or reskilling 7% of our people in 2021. We now have statistical evidence from ongoing research led by the London School of Economics of the link between purpose and intrinsic motivation, based on data from 3,500 employees across 14 countries. Equity, diversity and inclusion We also want to be a workplace in which everyone feels they belong and are able to thrive. This means creating an inclusive culture free from the barriers that limit people in reaching their true potential. We've identified four equity, diversity and inclusion priorities – gender, race and ethnicity, people with disabilities and LGBTQI+ communities. This is where we will put our global focus to address under-representation and overcome possible challenges in career progression and to foster a greater sense of inclusion. We’re building the capabilities of our business leaders and HR practitioners to support equity advocacy, diversity awareness and psychological safety in their teams. We’re working to build a better understanding of the diversity of our workforce in order to identify specific community needs. For example, we've conducted a cultural assessment and focus groups with over 2,000 employees in Brazil, India and the UK to explore attitudes and barriers around disability inclusion in Unilever. Our LGBTQI+ employee network has increased to over 1,000 members, and we're continuing to expand it to increase advocacy for human rights and safe havens for this community. Our race and ethnicity strategy is focused on four markets (Brazil, South Africa, the UK and US). These are leading our work to make our recruitment practices more equitable by increasing the representation of black and brown people, building more inclusive and equitable cultures, and expanding local partnerships and advocacy. Our gender balance at management level changed slightly in 2021, with women now accounting for 52% of all management employees. Our work continues to increase the representation of women, particularly at senior levels. This year, we reintroduced a tool that uses a mix of behavioural science and data to raise awareness of senior leaders’ hiring patterns and unconscious bias in decision-making. See page 64 for our gender balance statistics. See our website for more on equity, diversity and inclusion Working with integrity Our focus is on growth in line with our values, not on growth at any cost. We review our Code of Business Principles and Code Policies every year to ensure they reflect the current operating context and the latest legal requirements. In 2021, we further strengthened our Code Policies on data security and fraud. Our zero-tolerance approach to bribery continues to be supported through mandatory training and initiatives delivered to all employees. We train our people every year to prevent compliance breaches, and they’re able to report in confidence any concerns around business integrity through our 24/7 Speak Up platform. In 2021, we continued to simplify and improve the whistleblowing process for users through expansion of local hotlines and interpreting services. On our website, we report the number of Code cases and subsequent actions for each of our five Code themes including countering corruption – covering amongst other things anti- bribery and avoiding conflicts of interest. This year, across all areas of our Code of Business Principles, we received 1,275 Code reports, closed 1,246 reports (including some from prior years) and confirmed 694 reports as breaches, which led to 369 people leaving the business. Our data on Code breaches provides insights into issues and where they happen so that we can prevent behaviours that lead to them. See our website for more on business integrity STR A TEG IC R EP O R T – R EV IEW O F TH E Y EA R 19Unilever Annual Report on Form 20-F 2021

Consumers Our brands are evolving to meet the changing needs of consumers all over the world. Value and values With some countries emerging from lockdown and others living with Covid-related restrictions in 2021, many of the consumer trends we saw last year continued. Consumers are thinking more carefully about everything from what they put in, and on, their bodies to what they use to clean their homes with. Shoppers also continue to be increasingly discerning – looking for highly effective products, with ingredients that are good for them and good for the environment. There is now compelling evidence that brands with purpose grow. Our own research shows a strong correlation between brand purpose and brand attractiveness – referred to as brand power – which in turn drives market share and growth. Other independent research from Kantar shows that the category of most sustainable shoppers who are highly concerned about the environment, is now around 1 in 5 of the global adult population – with the potential to reach 1 in 3 by 2024. Even as some countries relaxed restrictions and people started to spend more time out of the home, online shopping and the demand for convenience stayed strong – e-everything is here to stay. Many people chose to stay home even when they had other options – continuing to cook at home instead of eating out, for example. The varying impact of the pandemic has also led to some shoppers treating themselves to more premium products while others are increasingly cost-conscious, looking for the best-performing products they can afford. Despite the price increases brought about by commodity inflation, we continued to offer value for everyone. To capitalise on these consumer trends, we’re building our marketing capability to support the growth of our brands. We're particularly focused on digital marketing which now makes up to 40% of our media spend. And we’re harnessing new AI-powered innovation tools to spot trends early and test new product concepts. Against this dynamic backdrop, our three Divisions worked to anticipate and meet consumers’ needs with their products and purpose-led brands. Beauty & Personal Care We want to be the most positive beauty business in the world for people and the planet. We believe in beauty that not only does less harm, but also does more good – beauty that’s both inclusive and sustainable. To achieve our new Positive Beauty vision, we’re using our scale to create positive change and drive growth through our big brands, impactful innovation and portfolio transformation. Growing our core brands Dove grew strongly this year reaching €5 billion turnover, supported by renovation of its core products, such as Dove Care & Protect which is now available in 50 countries with clinically proven, superior moisturisation. Dove also launched the premium Hair Therapy range, combining expert hair care solutions with skin care-inspired ingredients. The pandemic has highlighted the importance of hygiene, and our brands continued to meet this need, despite the slowdown in the sale of hand sanitisers which affected the growth of Lifebuoy and Suave. Lifebuoy’s handwashing campaigns continued to raise awareness and contributed to a large increase in brand power – a measure of brand attractiveness – and its ranking as the third most chosen FMCG brand in the world by Kantar. Lux relaunched its core soap bars and body washes with superior benefits, such as long-lasting fragrance. Rexona relaunched its core deodorant range with 72-hour non-stop protection against sweat and body odour. And our male grooming brand Axe refreshed its identity to celebrate and represent all types of attraction, in addition to a major reformulation that fights odour instead of masking it. Impactful innovation We’re anticipating future consumer needs by focusing our innovations on fewer projects with bigger impact. This year, we’ve scaled our industry-leading pro-lipid technology which helps to nourish skin from within. Developed by our dermatology scientists, it's now available across our biggest skin care brands such as Dove, Vaseline, and Pond’s. In focus Saying no to normal As part of our commitment to challenging narrow beauty ideals, we’re eliminating the use of the word ‘normal’ across all our Beauty & Personal Care products and communications, globally. We'll end any digital alteration to change a person’s body shape, size, proportion or skin colour across all advertising material, and increase the number of advertisements portraying people from diverse groups. Our brands are already putting this commitment into action. Dove’s Reverse Selfie campaign launched in 2021 to highlight the effect retouching apps have on girls’ self-esteem. And Sunsilk released a music video in Turkey featuring inspiring women who are breaking the mould. 20 Unilever Annual Report on Form 20-F 2021

With over 100 patents on the human microbiome, a number of our product innovations in 2021 focused on enhancing the body’s own repair and defences by using natural ingredients. For example, our reformulated Dove Body Wash uses a gentle formulation to support a healthy skin microbiome. We’re also dialling up our innovation partnerships to anticipate future consumer needs. The digital Uni-Excubator we launched in 2020 in China has been giving start-ups unique access to our insights and expertise in areas such as technology, sustainability and distribution networks. In return we've harnessed their skills and agility to help our brands grow. We're partnering with Alibaba’s Tmall platform which is hosting the Uni-Excubator’s flagship store, Uni-Topia Planet, showcasing exclusive new beauty and personal care products and driving sales through its channel. Portfolio transformation We're building a sizeable Prestige beauty business, a key part of our strategy to evolve our portfolio into high growth spaces. Prestige is growing fast, with turnover of €1 billion in 2021 if we include a full year of Paula’s Choice, a digitally led, cruelty- free skin care brand. The growth of Prestige was supported by new innovations from Dermalogica, REN – and Hourglass with a breakthrough red lipstick that offers consumers a vegan alternative to the red pigment traditionally made from crushed beetles. Skin care grew single-digit in 2021. Potential in the category is high, but there is more we need to do to fully capitalise on the opportunity. By targeting our top markets with breakthrough innovations such as pro-lipids, as well as locally relevant brand purpose activities, we’re already seeing strong growth of brands such as Vaseline which performed strongly in 2021, supported by a number of premium innovations across skin brightening, therapeutics and hydration. Good growth also came from brands such as Pond's which continues to offer more premium ranges. We continued to expand our presence across eCommerce channels – eCommerce sales accounted for 16% of our Beauty & Personal Care turnover in 2021. We're also looking at digital commerce and capitalising on this growth in a number of ways. For example, through our new Positive Beauty Growth Platform which aims to partner with start-ups and scale-ups from around the world on cutting-edge projects. Our initial invitation for pitches focused on the emerging channel of social commerce – from livestream shopping to gaming. We’re now working with the shortlisted applicants to partner with our brands. People positive We know that consumers want health and beauty products which they feel represent them. So we’re focused on growing our global portfolio of brands that are inclusive and care for all skin, hair and body types, championing the diversity of beauty. As well as saying ‘no to normal’, our Beauty & Personal Care brands are using their power to serve more diverse communities and break down stereotypes and prejudice. As hair can be a source of discrimination for people from different races and ethnicities, we’re working to help people make the most of all hair types. By pinpointing the proteins that differ in curly and straight hair, we were able to launch one of the first product ranges – Nexxus Curl Define in the US – which caters to each hair type's specific needs. In line with its purpose to give people the confidence to move more, Degree piloted the world’s first prototype deodorant designed to be easier for people with disabilities to use. Alongside this, to get audiences thinking differently about sportspeople, the brand also released short films featuring diverse athletes defying stereotypes. See page 30 for more on how Beauty & Personal Care brands worked to improve health and wellbeing and advance equity and inclusion in 2021. Planet positive We’re committed to doing less harm and more good for the natural world by protecting and regenerating 1.5 million hectares of land, forests and oceans by 2030. Consumers are increasingly concerned about the effect of the products they buy on the environment – and especially plastic pollution. Towards our goal to use less, better and no plastic, our oral care ranges, starting with France in 2021, began rolling out recyclable toothpaste tubes. And Dove launched 'buy once, refill for life' aluminium deodorant sticks. For more on plastic, see page 29. "Positive Beauty isn’t just about doing the right thing for the planet, it’s also helping to grow our business too." Sunny Jain President, Beauty & Personal Care €5bn Dove grew high single-digit in 2021 and reached another turnover milestone STR A TEG IC R EP O R T – R EV IEW O F TH E Y EA R 21Unilever Annual Report on Form 20-F 2021

in all 55 markets, both in foodservice and retail. The latest addition to its meat alternatives is the Patty on the Back burger, a breakthrough plant-based burger. Not only is the burger lower in calories and fat than meat, it’s higher in fibre and iron and has similar salt levels. Our plant-based ice cream range continued to grow with brands like Ben & Jerry’s, Magnum, Breyers, Cornetto, Carte D’Or and Swedish Glace offering non-dairy options. With Magnum’s Vegan Sea Salt Caramel winning a PETA Vegan Food Award in 2021, all the brand’s vegan flavours are now award- winning. Certified vegan non-dairy now makes up over 25% of Ben & Jerry’s pint flavours in the US. We’re also using cutting-edge food science to find alternative proteins and new ways to cook without meat. In Argentina, Colombia and Mexico, we launched Rinde M&aacute;s, a blend of herbs, spices, vegetables and protein that gives cooks an affordable way to reduce the meat in their dishes. We’ve also begun working with food-tech company ENOUGH to develop new plant-based products based on mycoprotein – from a process that uses 93% less water, 97% less feed and 97% less carbon than meat. We were again named by investor network FAIRR as a pioneer in sustainable protein research and innovation and ranked number one in its protein transition index for 2021. See our website for more on plant-based foods Growing our channel footprint We’re finding new ways to make our brands available to consumers, wherever they are. Sales through eCommerce continue to grow, and accounted for 9% of our Foods & Refreshment turnover in 2021. Our Ice Cream Now business caters to the rise of 'in-home' eating, by quickly delivering our brands to consumers in 35 countries, growing 60% in 2021. And our out-of-home professional foodservices business, Unilever Food Solutions (UFS), grew double-digit in 2021 despite the ongoing impact of restrictions. UFS is now working with cloud kitchens – commercial kitchens that prepare and cook food purely for delivery – such as Casper, a cloud kitchen pioneer in Belgium, where we provide a range of products from our Vegetarian Butcher portfolio, as well as specific ingredients and flavours. "We’re improving the health of the planet by changing what’s on our plates." Hanneke Faber President, Foods & Refreshment As part of our support for a global ban on animal testing for cosmetics, we’ve continued to work alongside regulatory authorities, NGOs and like-minded companies to share science and advocate the use of non-animal approaches for safety testing. Requests for new animal tests in Europe threaten the European Union’s ban on animal testing for cosmetics. Dove and our other 27 PETA-approved brands united with The Body Shop and animal protection organisations to campaign to save cruelty-free cosmetics. Regulatory changes in China have allowed for the import of more cosmetic products without the requirement for animal testing, meaning more consumers will be able to enjoy our beauty products. Foods & Refreshment We're on a mission to be a world-class force for good in food. Our brands continue to provide great-tasting, nutritious and sustainable foods for consumers all over the world – using our world-class innovation and brand purpose to inspire change. Irresistible innovation During 2021 we continued to grow our core brands. Knorr, our biggest Foods & Refreshment brand grew high single- digit, supported by bigger innovations and a clear purpose. It launched its first zero salt bouillon in Europe – now available in ten markets, offering cooks unique blends of vegetables, herbs and spices, while supporting our goal to reduce salt intake. Its purpose to ‘reinvent food for humanity’, inspired the inaugural Eat for Good day, which aims to empower 'Eativists' who want to make a difference to the world through their food choices, as well as building brand awareness. And the ‘future- proof your recipe’ platform on Recipedia, where consumers can share Future 50 Foods recipe ideas, is expanding to other countries after a successful launch in Mexico. Hellmann’s, the world’s number one mayonnaise, grew double-digit for the second year in succession. Continuing its mission to inspire 100 million people to waste less food, its 2021 Superbowl campaign led to increased brand awareness and a boost in sales. And Hellmann’s vegan mayonnaise, now available in 33 markets, launched three new flavours – Baconnaise, Chipotle and Garlic. While varying levels of restrictions around the world affected our sales of out-of-home ice cream in 2021, our ice cream brands grew mid-single digit – as Ben & Jerry’s (now a €1 billion brand), Wall's and Magnum continued to offer much- loved favourites and new flavours, such as Magnum's Double Gold Caramel Billionaire – available in 35 markets. Not only an indulgent ice cream, it comes in 100% recycled plastic tubs developed with advanced recycling technology which is now being rolled out to other brands. Expanding our plant-based portfolio We continued to step up our plant-based offerings through a number of our brands. Our plant-based meat and dairy replacement business saw strong double-digit growth in 2021 in pursuit of €1 billion annual sales by 2025-2027. This was primarily driven by The Vegetarian Butcher, which is growing Consumers continued 22 Unilever Annual Report on Form 20-F 2021

Home Care We're making people’s homes a better world, and our world a better home. As we work to make the lives of the people who buy our products easier, cleaner and safer, we’re also leading our industry towards a cleaner future through the power of science and innovation. Our relentless focus on meeting consumer needs with superior products has fuelled the steady and competitive growth of many of our brands. Powering growth through Clean Future We know people want to clean their homes and clothes without damaging the planet. We’re making good progress in transforming some of the world's most well-known household brands to disinfect, clean, freshen up and remove stains better than ever while lowering their carbon emissions and waste, in line with our ‘Clean Future’ strategy. Our biggest Home Care brand, Dirt is Good (also known as OMO, Surf Excel, Persil or Skip) is key to our Clean Future ambitions – and leads the transformation of our entire Home Care business. It launched a successful new liquid range that uses plant-based stain removers without compromising on performance. It’s suitable for low-temperature washing, with a lower GHG impact than laundry powders, and is packaged in mostly recycled plastic bottles. To help reduce its use of plastic packaging, Dirt is Good also rolled out a six times concentrated OMO dilute-at-home laundry liquid in our biggest laundry market, Latin America. It quickly became a top-seller in Argentina and Brazil. Not only does this make the brand affordable to more consumers, it also uses around 70% less plastic than a conventional 3-litre bottle, and is now more biodegradable. Dirt is Good grew mid single-digit in 2021 and increased its global brand power score, also winning WARC and Effie awards for the effective communication of its brand purpose to consumers. For more on our Clean Future innovations, see pages 31 and 52. Sunlight, one of our €1 billion brands, started to roll out a new plant-based formulation for its hand dishwash products across the world. With biodegradable active ingredients, it’s also proven to deliver a superior cleaning experience. In 2021, we entered a multi-year partnership with Arzeda to design new enzymes for our laundry and cleaning products, including OMO, Surf and Sunlight. Applying the latest advances in digital biology, the new enzymes have the potential to significantly reduce the number of ingredients we use, while delivering superior products, new cleaning benefits and a lower environmental footprint. See our website for more on our Clean Future strategy In focus Knorr: building a greener food future Our largest food brand continues to take bold and innovative steps towards healthier eating and a healthier planet. Through its new zero salt bouillon, its promotion of Future 50 Foods – a collection of nutritious and sustainable plant-based foods – and its new World Eat for Good day, the brand is encouraging people to swap out traditional ingredients for healthier ones. And now, through its new Grown for Good initiative, Knorr will create 50 regenerative agriculture projects to transform how its key ingredients are grown. The first three projects are looking at water preservation and soil health with key suppliers of tomatoes, rice and vegetables. Knorr grew high single-digit in 2021. A world-class force for good in food As one of the biggest consumer goods companies in the world, with a large Foods & Refreshment portfolio, we want to use our scale and reach to transform the food system – from the fields and farms where ingredients are grown, to the packaging that keeps food fresh. Our brands are working to protect and preserve natural habitats in the places their ingredients are produced. Knorr continues its work with farmers and growers through a new series of 50 projects. Part of our Climate & Nature Fund, it aims to establish regenerative agriculture sourcing for 80% of its key raw materials over five years. One project, for example, is using satellite data and digital sensors to help tomato farmers in the south of Spain optimise their water use and improve soil health through cover cropping. In C&ocirc;te d’Ivoire, where the cocoa used by Magnum is grown by Rainforest Alliance farmers, the brand has planted 465,000 native trees and is working with farmers to tackle deforestation. For more on nature see pages 30 and 52. We’re meeting consumer demand for more sustainable packaging by using less, better or no plastic. Many of our foods brands already use 100% recycled plastic, such as Hellmann’s and Bango. And we’re now making progress in finding better ways to overcome technical challenges with sachets that are hard to recycle, for example by bringing out groundbreaking paper-based recyclable pouches for our Colman’s range in the UK. For more on plastic see page 29. STR A TEG IC R EP O R T – R EV IEW O F TH E Y EA R 23Unilever Annual Report on Form 20-F 2021

Responding to fast-changing hygiene habits People’s hygiene habits continued to evolve during the year, and with this came unpredictable and challenging market conditions for our cleaning and disinfecting brands. In this context, we decided to evolve and expand our portfolio to continue to meet consumers’ existing and future needs. Our leading toilet-cleaning brand Domestos now offers around-the-house disinfection with a range of sprays, foams, cleaning liquids and wipes – making these available to consumers in our top 30 markets. Lifebuoy home disinfectants, delivering 24 hours of disinfection with 100% natural cleaning ingredients, are now available in the UK, Germany, Vietnam, Malaysia and Singapore. And in Indonesia we rolled out a new antibacterial Sunlight washing-up liquid that can be used without water and rinsing. Our air purification brand Blueair enjoyed a particularly strong year in 2021. Its latest innovation, HealthProtect, which provides protection against viruses and bacteria, supported a record year of growth for Blueair. The brand also made great strides in its Freedom to Breathe campaign which supports children’s right to clean air, after the Committee of the UN Convention on the Rights of the Child acknowledged children’s right to clean air. Value through more convenient formats and channels Our Home Care brands have a long track record of helping consumers access more convenient formats which offer superior benefits and create more value in the market. Our market development activities have accelerated liquid detergent growth to double-digit in most of our key developing and emerging markets. And we’re moving consumers from laundry liquids to laundry capsules, so that they get the right dose of detergent every time. Our capsules business enjoyed strong growth, gaining share in most markets. And our OMO capsules became the second most popular laundry capsules in China, ranking first in offline channels. As more people turned to online shopping to conveniently buy their cleaning and laundry products during the pandemic, we’ve renewed our focus on growing our home care digital commerce business. We’ve also invested in a digital capability team, including a dedicated unit in the UK to create and launch ‘design for eCommerce’ innovations. Sales through eCommerce accounted for 16% of our Home Care turnover in 2021. We continue to focus on taking unproductive costs out of our business. Our 5S programme delivered €190 million of savings, helping us to invest in future shopping channels, product formats, media, consumer needs and sustainable innovation. "We’re radically transforming some of the most popular cleaning and laundry brands in the world to deliver great cleaning experiences with lower environmental impact." Peter ter Kulve President, Home Care Consumers continued 24 Unilever Annual Report on Form 20-F 2021

We work with our many retail partners to help them grow sustainably alongside Unilever. Customers Our products reach the hands of consumers through millions of retail outlets in around 190 countries. Our customer partners range from large traditional stores to online-only retailers, and from small family-owned shops to value retailers. As our gateway to the people who buy and use our products, these customer partners are critical to our success. A shifting retail landscape Our customers had to adapt throughout the year to changes in people’s buying habits as Covid-related restrictions came and went and shopping patterns shifted in different ways at different times around the world. One consistency was the ongoing growth of online retail – with consumers shopping more and more online and new groups of shoppers, such as older age groups, joining them. During the year, global supply chain and logistics challenges made it harder for retailers to predict product availability. So we focused on offering more proactive planning and strategic support and establishing new ways to help our partners of all sizes grow. Partnering for growth We survey our customers using the Advantage Group Survey to understand our strengths and where we need to improve. This year across the 34 markets we surveyed, we continued to improve customer satisfaction. We were told that customers value the quality of our consumer insights and that we’re improving in our service and supply. We were also rated leaders in sustainability. Based on these findings, we continue to improve our capabilities for closer collaboration, smoother processes, more powerful insights and solid business planning and execution. For instance, we're transforming our core business processes across functions by using technology and data to create a superior customer experience. Digital acceleration Despite the recent surge in digital commerce, only around a third of the world’s population shop online – which represents a huge opportunity for growth. We’re seeing the rise of new models like social commerce, where people shop through social media platforms, and quick commerce, where people expect to receive their orders in less than an hour. And we’re seeing continued growth through some of our biggest eCommerce partners, Amazon and Alibaba. Our eCommerce sales grew by 44% in 2021 and now represent 13% of our turnover. We’re investing significantly in our ability to fulfil online customer orders and our own technology, skills and capabilities in digital commerce. Our aim is to be the digital commerce partner of choice, helping our customers grow in the channels of the future. The power of our brands and marketing, our inclusive content and design, the strength of our supply chain and our focus on sustainability allows us to form unique partnerships. We’re a launch partner for Amazon as they expand into new markets – most recently Egypt and Poland where our products were available on the day of launch. As one of a select group of manufacturers in Amazon’s Tier 1 Global Vendor Program, we work closely together on retail, supply chain, media and sustainability initiatives around the world. Our offering under their Climate Pledge Friendly programme continues to expand, with over 700 items in the programme in 2021. More than half of these are certified as compact by design – lighter products that use less water and packaging, so need less energy to deliver and use. Our Amazon US Climate Pledge Friendly selection online accounted for 7% of our US eCommerce turnover in 2021 – and this will continue to be a key focus for the future. We partner with Alibaba across 13 markets. In China, our collaboration goes beyond core commerce into digital transformation across the value chain: from suppliers to marketing to consumer recycling. In March 2021, we launched a joint innovation centre in Hangzhou, China to quickly test, refine and scale product innovations. Our strategic partnership with Alibaba’s Lazada platform has helped our products reach consumers across South East Asia since 2017. We also see huge potential in Europe through AliExpress, Alibaba’s new local marketplace. STR A TEG IC R EP O R T – R EV IEW O F TH E Y EA R 25Unilever Annual Report on Form 20-F 2021

"In this rapidly changing environment, we are partnering with our customers big and small, digital and physical, to drive shopper loyalty and conversion." Keith Higgins Chief Customer Development Officer Strategic growth for large retail partners Most of our large retail partners are evolving from traditional ‘bricks and mortar’ stores to selling across a blend of channels (omnichannel), with digital commerce playing a significant role. This change in business model requires new ways of thinking about and reaching consumers. The shift has led to challenges around product distribution, availability, visibility and promotion for many of our large retail customers. In 2021, we ran pilots of location-based analytics in the US, UK and Netherlands allowing us to track how our products were performing store by store to help customers meet these challenges. We also launched a strategic growth initiative for our large retail customers. Through the Partners4Growth programme, we’re harnessing insights and foresights from our advanced shopper data analytics to help our customers create growth plans and make sure they have the right products in the right places at the right time. After piloting this approach to mutual growth with Walmart, Carrefour, Target and Ahold- Delhaize Benelux, we plan to expand to other key customers and ultimately bring all of the elements of our collaboration together in an integrated digital platform. Closer collaboration and insight-driven initiatives like these with our most valuable customers, alongside a focus on our biggest purpose-led brands, are helping us to further accelerate mutual growth. Helping small retailers become future-fit We believe that by helping smaller retailers engage with the digital economy, we can help them build more resilient and profitable businesses that also grow our sales. In 2021, we expanded our e-business-to-business (eB2B) platforms co-created and owned by Unilever, such as Shikhar in India, Compra Agora in Brazil and GoToko in Indonesia, to help small retailers meet the changing needs of today’s shoppers. We've added thousands of new customers each month to reach half of the 4.7 million small stores in the Asia, Latin America and Africa markets we directly serve. They also offer many of our smaller customers access to things like extended payment terms and cashless payments that help them keep their shelves stocked and increase their profits. We’re working with external researchers to independently assess the impact of three of our initiatives providing small- scale retailers in our value chain with access to finance, technology and training. These include Jaza Duka in Kenya, Siparis Direkt in Turkey and Kabisig Summits in the Philippines. The studies found that 68% of participants reported that their business grew as a result of being in the programmes. As the retail world moves more and more online, we’ll continue to invest in digital and financial inclusion for our small retailers everywhere. See page 30 for more on how we’re creating economic opportunities throughout our retail value chain. Selling with purpose With sustainability an important consideration in many consumers’ buying decisions, we’re working with our customers to deliver on our strategic priorities – such as climate action and health and wellbeing – while engaging consumers on these important issues. One example is our continued partnership with Alibaba to create China’s first large-scale closed-loop system of recycling machines. These use artificial intelligence to sort plastic packaging so that it can be fast- tracked for reuse – and consumers get ‘green points’ for their deposits, which they can use to plant trees or protect land. Another is the Hygiene 101 sale in the Philippines with Lazada, Shopee and Grab, where popular brands such as Lifebuoy handwash and Domex cleaner were sold with hygiene tips and vouchers to help spread good habits. This was part of a bigger campaign in partnership with the Philippine Public Health Association to create better hygiene behaviours. We’re also bringing our brands’ purposes to life in retail outlets. Through in-store campaigns and materials, we've now reached over 8 million points of sale display units. In focus Empowering small retailers through apps We’re expanding our e-business-to-business (eB2B) platforms to give our small retail customers a safe, non-contact way of interacting with us at convenient times to place orders, track stock and shipments, and see prices and promotions. Not only does this create a better experience for our customers, it helps them increase sales – our digitally enrolled customers grew by 4% more than offline-only stores in 2021. And we can use the data from these apps to predict sales, manage inventory, offer insight-based advice to retailers and improve our customer experience. Customers continued 26 Unilever Annual Report on Form 20-F 2021

Suppliers & business partners We’re working more closely with our many suppliers and partners around the world to deliver our strategy. Our supplier ecosystem includes millions of people around the world – from large multinationals to start-ups and small local producers who provide us with goods and services such as raw materials, logistics, advertising, professional services and much more. We also work with a range of business partners, including industry peers, innovation agencies, universities and joint ventures, to help unlock growth and find solutions that benefit our stakeholders. Stronger together Covid-related restrictions continued to challenge supply chains in 2021, with lockdowns affecting our suppliers’ businesses in many parts of the world. Commodities, packaging and transport all experienced high levels of inflation. There were shortages of agricultural raw materials, such as tomatoes, soybean oil and rapeseed oil, caused by extreme weather conditions. And globally, supply chains and services were put under pressure due to labour shortages. Meanwhile, consumer demand rebounded in many areas, calling for deeper collaboration, agility and innovation with our network of partners to secure supplies and stay resilient. To overcome these challenges, we spread production of products across our manufacturing network and held inventory closer to the consumer to ensure availability. We also enhanced our procurement approach: partnering with scoutbee, for example, to bring AI into our supplier discovery process to quicken, streamline and strengthen our search for partners – giving us a more resilient network. Partnerships fit for the future Our ongoing success rests on working with many innovative and purposeful businesses and offering them a great experience. We know that while our suppliers value our sustainability ambitions and the relationships they have with us, they want Unilever to be quicker, simpler and easier to work with. In 2021, we improved our partner experience through a new integrated supplier helpdesk with a single point of contact and faster query resolution times. We’ll be rolling out the helpdesk globally in 2022. We continue to invest in technology to enhance our supply chain, with digital transformation allowing us to re-engineer production lines and apply automation and AI to be more responsive and resilient. We developed an award-winning Covid-19 dashboard which uses real-time data and machine learning to monitor and predict trends down to site level. This helped us identify and manage risks in our operations. We’ve also created a version of the dashboard to share with our supply chain partners. Our Virtual Ocean Control Tower also proved indispensable in mitigating the effects of the Suez Canal blockage in 2021, giving us real-time visibility of sea cargo location, container details and estimated time of arrival. This helps our logistics, planning and procurement teams minimise delays and makes our cross-border supply chain more efficient and resilient. Increases in speed and agility must not, of course, come at the expense of product quality. So we also introduced a new digital process for addressing quality defects with our raw ingredient and packaging supply partners. This is allowing us to better track, analyse and manage quality issues, and we’ll be rolling this out to all factories and supply partners in 2022. We know we need to bring more collaborative technology to our relationships with our suppliers, and are working to increase the speed and scale of platforms and processes like this one."Through purpose-led partnerships, we’re innovating and finding new opportunities to accelerate growth and scale industry transformation." Reginaldo Ecclissato Chief Business Operations Officer STR A TEG IC R EP O R T – R EV IEW O F TH E Y EA R 27Unilever Annual Report on Form 20-F 2021

From strategy to action Our direct suppliers are the gateway to the millions of people in our wider supply chain. So they’re critical to building a more inclusive world, slowing climate change, and protecting natural resources. We simply can’t do these things without them. We’ve started to turn our strategy into action by working with our partners on pilots, roadmaps, capability building and information sharing. At the very end of 2020, we launched our Partner with Purpose programme to help us find innovative and impactful ways to deliver on our ambitious commitments with our supply partners and generate mutual growth. Throughout 2021, we held a series of global and market- specific virtual events to share our strategy and commitments and recognise supplier contributions. In August, we launched our Partner Promise Programme to encourage suppliers to begin their own sustainability journeys, initially in three critical areas: climate, supplier diversity and living wage. Reducing emissions through our supply chain In 2020, we set out our ambition to achieve net zero emissions across our value chain by 2039.(a) This is a collective challenge, and an urgent one. Our suppliers bring critical climate action innovations to us. Through our partnership with Neste, for example, we’re exploring new sources of renewable and recycled carbon for our cleaning product formulations. In June, we joined forces with Coca-Cola and Colgate-Palmolive in AB InBev’s 100+ accelerator to push sustainable innovation in climate, water, packaging and sustainable agriculture in supply chains. We began five pilots to test innovations in sustainable packaging, water and energy – for example, converting food waste into animal feed in East Africa and repurposing brewery grains for packaging materials in China. We also take part in groups with similar ambitions, such as Transform to Net Zero and the Exponential Roadmap Initiative, to learn from others and share our own experience to help accelerate climate action in supply chains. For more on how we're working with our suppliers see page 53. See our website for more on partnering with suppliers to deliver net zero Dialling up diversity Having a more diverse supply chain not only helps shape a fairer and more socially inclusive world – it allows us to unlock innovation and agility and better address the needs of our diverse consumers. Despite the volatility of the year, we made progress on our commitment to help our suppliers improve their own diversity and increase our spend with diverse suppliers. Our first step was to understand where we’re starting from and begin tracking our spend. We ran our first global survey to map our spending with diverse businesses and are now working on validating our data and assessing which procurement categories should be prioritised. Our technology partner for finding new suppliers, scoutbee, has also added diversity to its search criteria – reinforcing this as a critical element we look for in all potential suppliers. We expanded our supplier diversity programmes in North America and South Africa and began new ones in seven other countries – the UK, Ireland, India, Thailand, Australia, Brazil and Kenya – where we’d identified conditions for good progress. For example, in the UK we’re working with Google, Dow and WPP on an accelerator programme to empower diverse businesses. And in Kenya, we began partnering with International Finance Corporation (IFC) on Sourcing2Equal, a three-year project helping women-owned small and medium businesses access corporate procurement opportunities. We spent €445 million with diverse suppliers in 2021, the first year of our ambitious goal to spend €2 billion annually by 2025. As a global commitment, this covers all markets – many with little or no infrastructure for supporting diverse businesses. So in 2021, we also invited 450 of our closest supply partners to commit to growing their own workforce and supplier diversity in order to start growing the demand for more diverse businesses. Responsible sourcing Partnerships based on clear standards of responsible sourcing strengthen our supply chain and the businesses within it. Our Responsible Sourcing Policy (RSP) sets out our commitment to conduct business with integrity, and with respect for universal human and labour rights as well as environmental sustainability. It’s a crucial part of the due diligence we undertake to identify and encourage remediation by suppliers of issues within our extended supply chain. In 2021, the proportion of our suppliers meeting the requirements of our RSP reached 81%. Our 2021 performance is not comparable to previous years as we now include new acquisitions that are not yet fully integrated into our systems. We risk-assess our suppliers against the RSP and require those we identify as high-risk to undergo an independent audit verifying they can meet our requirements. We require suppliers to put in place corrective actions to remedy any identified non-conformances so that they can remain compliant. This year, we improved the compliance process for new suppliers by ensuring that they only work with us once they confirm they can meet the requirements of our RSP. We’re strengthening our process for existing suppliers to ensure we only raise new purchase orders for those who remain RSP compliant. We’re launching a refreshed RSP in 2022 with an expanded focus on climate and nature – and a new requirement for suppliers to pay a living wage, which will be introduced progressively across different portfolios until it is mandatory for all by 2030 – see page 30 for more on living wage. See our website for more on responsible sourcing (a) The definition of ‘net zero’ is outlined in our Climate Transition Action Plan. See page 53 for further details on the scope of this goal. Suppliers & business partners continued 28 Unilever Annual Report on Form 20-F 2021

STR A TEG IC R EP O R T – R EV IEW O F TH E Y EA R 29Unilever Annual Report on Form 20-F 2021 Planet & society Our business simply will not prosper without a healthy planet and society. Our approach to sustainability continues to recognise the interconnection of the planet and society – and that sustainable business can be a driver of business performance. Improving the health of our planet As the UN announced ‘code red for humanity’ in 2021, the urgency of our work to tackle climate change, reduce plastic waste and protect nature has never been greater. Climate action We put our Climate Transition Action Plan (CTAP) to a shareholder vote at our AGM in May 2021. The plan received overwhelming support, with 99.59% of votes in favour. For more detail on progress against our CTAP during 2021 and our Task Force on Climate-related Financial Disclosures (TCFD) statement, see pages 51 to 62. See our website for more on climate action A waste-free world We’re making progress towards our ambitious goals around virgin plastic reduction, recycled plastic use, making our packaging recyclable, and collection and processing of plastic. However, we know there is still a lot more to do. In just three years, we've increased our use of recycled plastic to approximately 17% of our total packaging portfolio (July 2020 to June 2021 – the reporting period for all our plastic metrics). Our end of 2021 forecast was around 20%, putting us well on track to meet our commitment of at least 25% recycled plastic by 2025. Many of our brands are now using high levels of recycled plastic in their packaging. In 2021, Hellmann’s launched 100% recycled packaging in almost two-thirds of its markets. In Europe, Knorr has introduced bouillon tubs and lids made from 100% recycled material, Swedish Glace now offers its plant-based ice cream in food-grade and freezable recycled plastic tubs, and Persil comes in lighter bottles made with 70% recycled plastic. Dove uses 100% recycled plastic in its bottles in Europe and North America (where technically feasible) and 98% of its new refillable deodorant packaging in the US is made from recycled plastic. Due to our step up on recycled plastic, we've reduced our total virgin plastic packaging footprint since 2018 by around 16% to 599,000 tonnes. We have more projects than ever exploring less or no plastic. We’re working with Pulpex to create the first- ever paper-based laundry detergent bottle, piloting this with OMO in Brazil. And we’re expanding our in-store refill programmes, now in 11 countries, including refill stations in Asda and Co-op stores in the UK, and vending machines in India for Surf Excel, Comfort and Vim refills. Currently, 53% of our packaging is recyclable, reusable or compostable. This is our actual recyclability rate (which is based on the EMF Global Commitment definition of 'recyclable'), which is significantly less than the 70% of our packaging portfolio that is technically recyclable with existing technology. This gap is an industry-wide challenge and is primarily driven by a lack of collection and recycling infrastructure. We’re working with local governments and partners to close this gap, while we continue to deploy new materials and technologies. For instance, Signal, Pepsodent and Closeup are shifting to fully recyclable toothpaste tubes. In 2021 we rolled out recyclable flexibles in North America for Dove and Love Beauty and Planet. And in Vietnam, we launched a trial of recyclable sachets for CLEAR shampoo, with the aim of collecting and recycling the sachets for other uses. We’re also ramping up our collection and processing of post- consumer plastic waste. Our business in India was one of the first to help collect and process more plastic than it sold, and we have roadmaps for achieving this in other markets. We have more work to do to scale up our collection efforts. Industry partnerships will be key, such as our work with Mars, Mondelēz, Nestl&eacute;, PepsiCo and UK retailers to incentivise the recycling of flexible packaging. In the US, we've made a $15 million investment in the Closed Loop Partners’ Leadership Fund to help improve recycling. Advocacy is an important part of our plastics strategy. In January 2022, alongside more than 70 other businesses, we called for an ambitious and legally binding UN treaty to tackle plastic pollution on a global scale, similar in intent to the Paris Agreement. See our website for more on plastic We’re also focused on reducing food waste. We’re using predictive analytics and automation to better manage stock as well as apps to help chefs and caterers become more aware of food waste. Hellmann’s continues its efforts to cut waste in homes and hospitality. Its #MakeTasteNotWaste campaign encourages quick and easy ways to use up leftovers, reaching more than 150 million people around the world. Hellmann’s grew double-digit in 2021. See page 52 for more on food waste. See our website for more on food waste

30 Unilever Annual Report on Form 20-F 2021 Planet & society continued Protect and regenerate nature We continue to work towards a deforestation-free supply chain for palm oil, paper and board, tea, soy, and cocoa. We’ve made progress in moving our sourcing footprint to areas of lower risk of deforestation. We’re working towards reporting of low-risk deforestation volumes from 2022 and independently verified deforestation-free volumes from 2023. Our efforts in tackling deforestation and sustainable sourcing have been recognised by CDP, through our inclusion on the A List for Forests in 2021. During the year, we strengthened our contractual framework with key suppliers in palm and soy so we are working on aligned commitments. We created independent verification protocols and piloted these in our sourcing of palm oil, cocoa, and soy. We also expanded the coverage of our palm oil monitoring platform, which uses satellite imagery and geolocation data to measure deforestation in our supply chain. And along with NASA, Google, and others, we developed the Forest Data Partnership to collect data on forests and ecosystems. Our People & Nature Policy enhances our supplier requirements around no deforestation and human rights for our key commodities. We also published our Regenerative Agriculture Principles, guiding our suppliers and farmers, including smallholders, on how to nourish soil and water, capture carbon and restore land. By the end of 2021, we had 53,000 hectares under protection and regeneration in partnership with others. Brands like Knorr are playing a leading role in driving our regenerative agriculture programmes (see page 52). Water is essential for our business – the crops we grow, how we make our products, and how consumers use our brands. We’re expanding our focus on water beyond our factory gates, starting with 12 factories in a number of water-stressed countries. We’re also working with the 2030 Water Resources Group to address water security for consumers in Bangladesh, India, Brazil, South Africa and Vietnam. Ensuring our Home Care and Beauty & Personal Care products are biodegradable is another key part of our approach to water stewardship. We’re working with suppliers and innovation partners to find alternative biodegradable ingredients that don’t compromise on product performance. See page 23 for more. See our website for more on nature and water A fairer, more inclusive world We’re helping to build more resilient and equitable communities by raising living standards, advancing equity, diversity and inclusion and preparing people for the future of work. Raising living standards Since 2020, we’ve continued to pay all our employees a living wage, and in 2021 were awarded our first global independent accreditation as a living wage employer from the Fair Wage Network. In 2021, we made a groundbreaking commitment that everyone who directly provides goods and services to us will earn at least a living wage or living income by 2030. We’re starting with our manufacturing and agriculture supply chain, where workers tend to be the most vulnerable. We’re engaging our teams in the four markets with the biggest gap between the legal minimum wage and living wage in our supply chain. And we’ve begun engaging with our suppliers to understand their living wage position and how best to support and engage them. In addition, we know there are many barriers to small businesses thriving, such as lack of access to skills, finance and technology. We’ve launched new programmes to move towards our goal to help 5 million small and medium-sized businesses in our retail value chain grow by 2025, reaching 1.2 million in 2021. See our website for more on raising living standards Equity, diversity and inclusion Our research shows that more progressive advertising has the potential to deliver 74% better brand power – a key measure of consumer attraction for brands. Through our Act 2 Unstereotype programme, we're integrating more diverse and inclusive thinking at every point of our marketing – to ensure it reflects the diversity of society. For examples of how our brands are working to shape a fairer and more inclusive world, see pages 21 and 31, and for diversity and inclusion in our workforce and supply chain, see pages 19 and 28. The future of work We’re working to help young people find their purpose and match it with skills that will prepare them for the future of work – giving us access to talented young workers. Our LevelUp programme in South Africa for example, aims to break barriers to employment through purpose workshops, digital learning, mentoring and work experience. For more on how we’re preparing our own people for the future of work, see pages 18 to 19. See our website for more on the future of work Improving health, confidence and wellbeing Our brands continued their work to promote health and wellbeing, inclusive beauty and positive nutrition – finding ways to power growth through purpose.

STR A TEG IC R EP O R T – R EV IEW O F TH E Y EA R 31Unilever Annual Report on Form 20-F 2021 Health and wellbeing Covid has brought the importance of hygiene into sharp relief. Lifebuoy's purpose is preventing illness and saving lives through handwashing with soap. Its H for Handwashing education campaign has been teaching children about the importance of handwashing since its launch in 2020. And the Hygiene & Behaviour Change Coalition created by Lifebuoy, Domestos, the UK government and others has equipped many more to practise better hygiene. Lifebuoy also began offering free doctor teleconsultations on pack and through its communications across India, Indonesia, Bangladesh, Pakistan and Vietnam. Our Pepsodent/Signal toothpaste brand also expanded its oral health services in Indonesia by providing free dental consultations via WhatsApp during Covid-19 restrictions, with other markets to follow in 2022. We see access to healthcare services as an important way to grow household penetration of our brands by providing vital services to communities. Our brands also expanded their efforts to improve confidence and wellbeing. Rexona deodorant extended its Breaking Limits programme to help young people in Brazil, the US and the UK overcome barriers to being active – funding community sports projects and access to coaches. Sunsilk continued its work to empower girls and young women through its Explore More programme with Girl Rising, which has reached more than 56,000 young people from underserved communities in six countries. Our brand-led initiatives helped to improve health and wellbeing and advance equity and inclusion for almost 700 million people in 2021. See our website for more on improving health and wellbeing Positive nutrition We’re continuing to increase the nutritional value and reduce salt, sugar and calories in our foods and refreshments. 63% of our portfolio met our WHO-aligned nutrition standards. Fortifying foods with micronutrients is another long-standing priority, now linked to our goal to double the number of products sold that deliver Unilever's standards for positive In focus OMO: Purple carbon cleaning power We’ve teamed up with biotech partners LanzaTech and India Glycols to capture carbon dioxide waste from steel factories and turn it into a climate-friendly cleaning ingredient. This ‘purple carbon’ technology – carbon captured from industrial emissions – has so far been used in OMO laundry liquid capsules in China and in Sunlight dishwashing liquid in South Africa. This is just one example of how we’re reinventing the chemistry of our Home Care products to create growth opportunities for our brands while cutting the use of fossil fuels. nutrition by 2025 – including impactful amounts of vegetables, fruits, protein and fibre as well as micronutrients. At the end of 2021, 41% of our products delivered positive nutrition (per serving), keeping us on track towards our goal – see page 35 for more including our progress in reducing salt, sugar and calories. We’re using our voice to push for a sustainable food system, for example at the UN Food Systems Summit in 2021 where we called for a move to more plant-based proteins and more action on food loss and waste. We know there is more to do, but we’re proud that our efforts are being recognised. We ranked first in the World Benchmarking Alliance’s Food and Agriculture Benchmark and number two in the global Access to Nutrition Initiative (ATNI) Index, which ranks the nutrition programmes of the top 25 global food and beverage manufacturers. See our website for more on positive nutrition Respecting and promoting human rights Respect for human rights is at the heart of our business and the responsibility of every person in Unilever. We work with suppliers, peers, industry bodies, trade unions and civil society to address human rights impacts so that everyone connected to our value chain is treated with respect, dignity and fairness. In support of our commitment to respect and promote human rights and the effective implementation of the UN Guiding Principles, in 2021 we created a framework to enable us to address human rights issues consistently and effectively. We're using it to define a theory of change, and action plans which include capability building and impact assessment metrics to measure progress. We used the framework to implement capability building on responsible recruitment for our suppliers – which includes an e-learning platform and toolkit – and our procurement teams. Our Human Rights Reports explain our progress and the due diligence we've undertaken in tackling the many human rights challenges such as forced labour, gender-based violence and living wages. We continued to work on women’s inclusion and safety in agriculture, manufacturing and last-mile distribution. We'll be introducing safety frameworks in priority regions and making sure our direct suppliers have policies and processes in place to support inclusion and address sexual and gender-based violence. See our website for more on human rights

32 Unilever Annual Report on Form 20-F 2021 Group performance Unilever 2021 2020 2019 Turnover growth 3.4% (2.4%) 2.0% Underlying sales growth* 4.5% 1.9% 2.9% Underlying volume growth* 1.6% 1.6% 1.2% Operating margin 16.6% 16.4% 16.8% Underlying operating margin* 18.4% 18.5% 19.1% Free cash flow* €6.4bn €7.7bn €6.1bn Cash flow from operating activities €10.3bn €10.9bn €10.6bn Net cash flow (used in)/from investing activities €(3.2)bn €(1.5)bn €(2.2)bn Net cash flow (used in)/from financing activities €(7.1)bn €(5.8)bn €(4.7)bn Our performance Financial performance Divisional performance Beauty & Personal Care 2021 2020 2019 Turnover €21.9bn €21.1bn €21.9bn Turnover growth 3.7% (3.4%) 6.0% Underlying sales growth 3.8% 1.2% 2.6% Operating margin 20.4% 20.4% 20.7% Underlying operating margin 21.7% 21.7% 22.7%

STR A TEG IC R EP O R T – R EV IEW O F TH E Y EA R 33Unilever Annual Report on Form 20-F 2021 Divisional performance continued Foods & Refreshment 2021 2020 2019 Turnover €20.0bn €19.1bn €19.3bn Turnover growth 4.3% (0.8%) (4.6%) Underlying sales growth 5.6% 1.3% 1.5% Operating margin 14.7% 14.4% 14.6% Underlying operating margin 17.4% 17.0% 17.5% Home Care 2021 2020 2019 Turnover €10.6bn €10.5bn €10.8bn Turnover growth 1.1% (3.4)% 6.9% Underlying sales growth 3.9% 4.5% 6.1% Operating margin 12.2% 11.9% 12.7% Underlying operating margin 13.4% 14.5% 14.8% * Key Financial Indicators. Underlying sales growth, underlying volume growth, underlying operating margin and free cash flow are non-GAAP measures. For further information about these measures, and the reasons why we believe they are important for an understanding of the performance of the business, please refer to our commentary on non-GAAP measures on pages 39 to 43.

34 Unilever Annual Report on Form 20-F 2021 Non-financial performance We're at the early stages of delivering against our Compass commitments. Further commentary can be found on pages 18 to 31. Our performance continued Improve people’s health, confidence and wellbeing Positive nutrition Target 2021 2020 2019 Double the number of products sold that deliver positive nutrition by 2025 (% of servings sold) 54% 41% – – Improve the health of the planet Climate action Target 2021 2020 2019 Zero GHG emissions in our operations by 2030 (% change in tonnes of GHG emissions from energy and refrigerant use since 2015)(a) -100% -64% -58% -42% Halve GHG impact of our products across the lifecycle by 2030 (% change in grams of CO2e per consumer use since 2010) -50% -14%† -10% -8% Protect and regenerate nature Target 2021 2020 2019 Help protect and regenerate 1.5 million hectares of land, forests and oceans by 2030 1.5m 0.1m – – 100% sustainable sourcing of our key agricultural crops (% purchased)(b) 100% 79% – – Waste-free world Target 2021 2020 2019 50% virgin plastic reduction by 2025, including an absolute reduction of 100,000 tonnes (% change in total tonnes of virgin plastic used vs 2018 baseline)(c)(d) -50% -16% – – 100% reusable, recyclable or compostable plastic packaging by 2025 (% of total tonnes of reusable, recyclable or compostable plastic packaging used)(c)(e) 100% 53% 52% 50% Maintain zero non-hazardous waste to landfill in our factories (% disposed) 0% 0% 0% 0% Halve food waste in our operations by 2025 (% change since 2019) -50% -3% – –

STR A TEG IC R EP O R T – R EV IEW O F TH E Y EA R 35Unilever Annual Report on Form 20-F 2021 Improve people’s health, confidence and wellbeing continued Positive nutrition Target 2021 2020 2019 70% of our portfolio to meet WHO-aligned nutritional standards by 2022 (% of sales by volume) 70% 63%† 61%◊ 56%Δ 95% of packaged ice cream to contain no more than 22g total sugar per serving by 2025 (% of sales by volume) 95% 89% – – 95% of packaged ice cream to contain no more than 250 kcal per serving by 2025 (% of sales by volume) 95% 94% 93% 93% 85% of our Foods portfolio to help consumers reduce their salt intake to no more than 5g per day by 2022 (% of sales by volume) 85% 81%† 77% 70% Health and wellbeing Target 2021 2020 2019 Take action through our brands to improve health and wellbeing and advance equity and inclusion, reaching 1 billion people per year by 2030 (number of people reached through brand communications and initiatives) 1bn 686m – – Contribute to a fairer and more socially inclusive world Equity, diversity and inclusion Target 2021 2020 2019 Spend €2 billion annually with diverse businesses worldwide by 2025 €2bn €445m – – Future of work Target 2021 2020 2019 Reskill or upskill our employees with future-fit skills by 2025 (% of employees with future-fit skills) 100% 7% – – † This metric was subject to external independent limited assurance by PriceWaterhouseCoopers LLP (‘PwC’) in 2021. For PwC's 2021 Limited Assurance report and the 2021 Unilever Basis of Preparation for assured metrics see www.unilever.com/planet-and-society/sustainability-reporting-centre/independent-assurance. ◊ This metric was subject to external independence limited assurance by PwC in 2020. For details and 2020 Basis of Preparation, see www.unilever.com/planet-and- society/sustainability-reporting-centre/reporting-archive. Δ This metric was subject to external independence limited assurance by PwC in 2019. For details and 2019 Basis of Preparation, see www.unilever.com/planet-and- society/sustainability-reporting-centre/reporting-archive. (a) Restated 2020 and 2019 figures due to a change in alignment of our renewable electricity reporting with the updated RE100 guidance. See page 51 for more information. (b) This is a new metric which reflects the revised scope of our sustainable sourcing programmes. Previously reported sustainable sourcing metrics are not comparable. (c) For the vast majority of products in scope, we have used the actual weight of plastic packaging sold to calculate this metric. For the remainder, we estimate the weight using the average packaging weight of similar products. (d) For our 2018 baseline, we calculated the weight of plastic packaging sold for around half of products in scope. For the remainder, we estimated the weight of packaging sold by extrapolation using sales volumes. (e) Refers to ‘actual recyclability’ of plastic packaging, meaning that it is both technically possible to recycle the material; and that there are established examples to recycle the material in the region where it is sold.

36 Unilever Annual Report on Form 20-F 2021 Financial review 2021 performance The Group generated turnover of €52.4 billion, operating profit of €8.7 billion, net profit of €6.6 billion and free cash flow of €6.4 billion. Turnover increased 3.4%. Underlying sales growth was 4.5%, there was a net positive impact of 1.3% from acquisitions and disposals and a negative currency impact of 2.4% driven by weakening of currencies in our key markets such as US, Turkey, Brazil and India. The growth was competitive and was delivered through focus on our strategic choices. Our thirteen €1 billion brands grew 6.4%. The US, India and China, three of our key growth markets, grew at 3.7%, 13.4% and 14.3% respectively. Our underlying sales growth in eCommerce(a) was 44%. The major challenge of 2021 was the significant rise of input costs. We responded with pricing actions, delivering underlying price growth of 2.9%. Covid-19 continued to impact the operating environment, with new variants resulting in restrictions in some of our key markets which impacted consumer and channel dynamics. Acquisition and disposal activities made a positive contribution of 1.3% to turnover. Our 2021 acquisitions included Paula's Choice and Onnit, helping to re-shape our portfolio into the high growth spaces of Prestige beauty and Functional nutrition respectively. On 18 November 2021, we entered into an agreement to sell our global tea business, ekaterra, to CVC Capital Partners Fund VIII for €4.5 billion on a cash-free, debt- free basis. More details on acquisitions and disposals are in note 21 on pages 161 to 163. Emerging markets underlying sales grew by 6.7%, driven by India and China. Latin America grew high-single digit, led by price. South East Asia declined following tough Covid-19 restrictions throughout the year. Developed markets underlying sales grew by 1.5% led by a competitive performance in US. Europe grew slightly from both price and volume. Operating profit was €8.7 billion which included €0.9 billion of non-underlying items, primarily restructuring costs and acquisition and disposal related costs. Restructuring costs of €0.6 billion are comprised of supply chain optimisation projects to improve gross margin and improve network agility, and organisational change projects to reduce overheads. Underlying operating profit was €9.6 billion, an increase of 2.9%. This included an unfavourable currency impact of 4.3%. Underlying operating margin decreased by 10bps. Gross margin decreased by 120bps reflecting very high inflation in raw material, packaging and distribution costs globally. Brand and marketing investment and overheads contributed 90bps and 20bps to underlying operating margin respectively. There was an improvement in underlying operating margin when excluding currency impact. In line with our multi-year financial framework, we delivered savings of €2 billion and our profit growth was ahead of our underlying sales growth on a comparable basis. Free cash flow was €6.4 billion compared to €7.7 billion in the prior year. Low levels of capital expenditure and favourable working capital movements in 2020 were not repeated. (a) eCommerce sales are defined as online sales made by Unilever to our consumers or customers either directly or through platforms as well as an estimate of our brands' sales through our customers' own websites. Highlights for the year ended Beauty & Personal Care Foods & Refreshment Home Care Group 2021 2020 2021 2020 2021 2020 2021 2020 Turnover (€ million) 21,901 21,124 19,971 19,140 10,572 10,460 52,444 50,724 Underlying sales growth (%) 3.8 1.2 5.6 1.3 3.9 4.5 4.5 1.9 Underlying volume growth (%) 0.8 1.2 2.9 0.1 0.7 5.1 1.6 1.6 Underlying price growth (%) 3.0 — 2.7 1.1 3.1 -0.6 2.9 0.3 Operating profit (€ million) 4,471 4,311 2,937 2,749 1,294 1,243 8,702 8,303 Underlying operating profit (€ million) 4,742 4,591 3,477 3,257 1,417 1,519 9,636 9,367 Operating margin (%) 20.4 20.4 14.7 14.4 12.2 11.9 16.6 16.4 Underlying operating margin (%) 21.7 21.7 17.4 17.0 13.4 14.5 18.4 18.5 Return on assets (%) 166 140 84 69 172 129 123 102 Free cash flow (€ million) 6,393 7,671 Good performance in a challenging operating environment.

STR A TEG IC R EP O R T – R EV IEW O F TH E Y EA R 37Unilever Annual Report on Form 20-F 2021 Divisional review Beauty & Personal Care Turnover increased 3.7%. Underlying sales growth was 3.8%, there was a net positive impact of 2.7% from acquisitions and disposals and a negative currency impact of 2.8%. All categories delivered good growth apart from skin cleansing which declined following the elevated demand in the prior year. Skin care grew high-single digit with channels reopening in 2021. Vaseline performed strongly throughout the year, supported by several premium innovations across brightening, therapeutics and hydration. Deodorants grew as the market continued to recover, with good growth and restored competitiveness in North America. Rexona relaunched its core deodorant range with 72-hour non-stop protection against sweat and body odour. Hair care grew mid-single digit, with Sunsilk, Dove and CLEAR contributing and styling in North America restored to competitive growth. Dove grew high- single digit and is now a €5 billion brand. Oral care grew with good performance in South Asia and Africa. Prestige beauty delivered strong double-digit growth in 2021 benefiting from eCommerce and a recovery in beauty channels compared to the prior year. New innovations in Prestige beauty include Dermalogica's biolumin-c and sound sleep cocoon and REN’s zero waste packaging. Prestige beauty reached €1.0 billion turnover in 2021 if we include a full year of Paula’s Choice. Functional nutrition(a) grew double-digit with good growth in Liquid I.V. and Olly, and reached €1.5 billion turnover if we include a full year of Onnit. (a) Includes vitamins, minerals & supplements which is reported in Beauty & Personal Care and Health Foods Drinks which is reported in Foods & Refreshment. Underlying operating profit increased by €151 million. This was due to a €169 million impact from the growth in turnover and €18 million due to negative gross margin particularly impacted by high material inflation in palm oil. This was partially offset by reduction in brand and marketing investment although we benefited from efficiencies in advertising production costs. Non-underlying items were €271 million, €9 million lower than the prior year due to lower restructuring costs. Operating profit increased by €160 million. Foods & Refreshment Turnover increased 4.3%. Underlying sales growth was 5.6%, there was a net positive impact of 0.6% from acquisitions and disposals and a negative currency impact of 1.8%. Ice cream grew mid-single digit. Growth was driven by out- of-home products, with in-home ice cream flat as we lapped double-digit prior year growth. Magnum and Ben & Jerry’s each grew high-single digit. Ben & Jerry's is now a €1 billion brand. Our Ice Cream Now business which catered to the rise of 'in-home' eating by quickly delivering our brands to consumers in 35 countries, grew 60% in 2021. Food solutions recovered well, with double-digit growth, although Covid-19 variants continued to drive uncertainty in the out-of-home channel. In-home savoury saw a slight decline in growth, following elevated demand in the prior year. Our largest food brand Knorr grew high-single digit across in-home and out- of-home channels through innovations such as zero salt stock cubes and Rinde M&aacute;s in Latin America, a plant-based product that extends the yield of meat dishes while adding flavour. Dressings brand Hellmann's grew double-digit for the second consecutive year. Our retained tea business grew double-digit. Underlying operating profit increased by €220 million. This was due to a €141 million impact from the growth in turnover and €79 million driven by lower overheads and brand and marketing investment as a percentage of turnover, despite a reduction in gross margin as a result of high input cost inflation. Non-underlying items were €540 million, €32 million higher than prior year due to step up in acquisition and disposal related costs partially offset by lower restructuring costs. Operating profit increased by €188 million. Home Care Turnover increased 1.1%. Underlying sales growth was 3.9% with a negative currency impact of 2.6%. In fabric care, mid single-digit growth in fabric cleaning and low-single digit growth in fabric enhancers was led by South Asia and Latin America. We continued to see good innovation performance from dilutable laundry liquids across Latin America, under the OMO brand. Capsule and liquid formats continued to grow well, and in China OMO became the leading capsules brand in traditional retail and second-largest in eCommerce. Underlying sales in home and hygiene declined mid-single digit as we lapped strong performance for hygiene products in 2020, but home and hygiene continued to trade ahead of pre-pandemic levels. Underlying operating profit decreased by €102 million. This was due to a €16 million positive impact from the growth in turnover which was more than offset by €118 million impact from reduction in gross margin as a result of high cost inflation. This was partially offset by lower brand and marketing investment, following a step up in 2020 as we invested behind high demand hygiene categories. Non-underlying items were €123 million, €153 million lower than prior year due to lower restructuring costs. Operating profit increased by €51 million. In focus Our multi-year financial framework We will deliver long-term value creation by continuing to evolve our portfolio and driving earnings growth, a strong cash flow and a growing dividend. We expect to do this through: ▪ Underlying sales growth ahead of our markets, delivering USG in the range of 3% to 5% ▪ Profit growth ahead of sales growth, on a comparable basis ▪ Sustained strong cash flow over the long term ▪ Savings of €2 billion per year from our well-established Fuel for Growth savings programmes ▪ Restructuring investment of around €1 billion for 2021 and 2022; lower thereafter ▪ Return on invested capital (ROIC) in the mid-to-high teens ▪ Net debt to underlying EBITDA at around 2x

38 Unilever Annual Report on Form 20-F 2021 Cash flow Cash flow from operating activities decreased by €0.6 billion primarily as a result of an unfavourable working capital movement. While we maintained our enhanced working capital discipline, the favourable working capital we saw due to the focus on receivables in 2020 during the Covid-19 pandemic was not repeated. € million € million 2021 2020 Operating profit 8,702 8,303 Depreciation, amortisation and impairment 1,763 2,018 Changes in working capital (47) 680 Pensions and similar obligations less payments (183) (182) Provisions less payments (61) (53) Elimination of (profits)/losses on disposals 23 60 Non-cash charge for share-based compensation 161 108 Other adjustments (53) (1) Cash flow from operating activities 10,305 10,933 Income tax paid (2,333) (1,875) Net capital expenditure (1,239) (932) Net interest and preference dividends paid (340) (455) Free cash flow* 6,393 7,671 Net cash flow (used in)/from investing activities (3,246) (1,481) Net cash flow (used in)/from financing activities (7,099) (5,804) * Certain measures used in our reporting are not defined under IFRS. For further information about these measures, please refer to the commentary on non- GAAP measures on pages 39 to 43. Income tax paid increased by €0.5 billion compared to the prior year due to country tax rate mix effect, early payment of tax in a few countries relating to the ekaterra separation, and a one-off tax audit payment to the UK tax authorities. Net cash flow used in investing activities was €3 billion compared to €1.5 billion in the prior year driven by acquisitions, capital expenditure and purchase of financial assets. Capital expenditure increased in 2021 following investment returning to normal levels. Net cash flow used in financing activities was €7.1 billion compared to €5.8 billion in the prior year primarily due to €3 billion share buybacks. In 2021 borrowings net of repayments was €1.6 billion higher than in the prior year primarily to support the share buybacks. Balance sheet € million € million 2021 2020 Goodwill and intangible assets 38,591 34,941 Other non-current assets 19,103 16,561 Current assets 17,401 16,157 Total assets 75,095 67,659 Current liabilities 24,778 20,592 Non-current liabilities 30,571 29,412 Total liabilities 55,349 50,004 Shareholders’ equity 17,107 15,266 Non-controlling interest 2,639 2,389 Total equity 19,746 17,655 Total liabilities and equity 75,095 67,659 Goodwill and intangible assets were €38.6 billion. This was an increase of €3.7 billion compared to the prior year. The increase was driven by acquisitions which contributed €2.5 billion and a positive impact from currency of €1.9 billion offset by movement of €0.9 billion of goodwill and intangible assets relating to classifying ekaterra as held for sale. The Paula's Choice acquisition was the primary driver of the increase in goodwill and intangible assets. Total consideration paid was €1,832 million comprised of €1,818 million cash paid on the completion date and €14 million of deferred consideration. Intangible assets and goodwill arising from this acquisition were €1.6 billion and €0.6 billion respectively. See note 21 on pages 161 to 163 for more. Other non-current assets increased by €2.5 billion primarily as a result of positive investment returns on pension assets. Current assets increased by €1.2 billion primarily due to the classification of ekaterra assets under held for sale offset by a decrease in cash and cash equivalents of €2.1 billion driven by share buybacks. Non-controlling interest increased by €0.3 billion driven by an increase in profits. Net debt Closing net debt was €25.5 billion compared to €20.9 billion as at 31 December 2020 driven by lower free cash flow, the share buybacks and acquisitions including Paula’s Choice. Net debt to underlying earnings before interest, taxation, depreciation and amortisation (UEBITDA) was 2.2x as at 31 December 2021 versus 1.8x in the prior year. Underlying EBITDA means operating profit before the impact of depreciation, amortisation and non-underlying items within operating profit. This is primarily used to assess our leverage level as referenced in the multi-year financial framework. Movement in net pension liability/asset The table below shows the movement in net pension liability/ asset during the year. Pension assets net of liabilities were in surplus of €3.0 billion at the end of 2021 compared with a surplus of €0.3 billion at the end of 2020. The increase was driven by positive investment returns on pension assets. Liabilities remained unchanged overall, with a decrease from higher interest rates offsetting an increase due to higher inflation. € million 2021 1 January 287 Current service cost (228) Employee contributions 13 Actual return on plan assets (excluding interest) 1,958 Net interest cost (10) Actuarial loss 464 Employer contributions 394 Currency retranslation 127 Other movements(a) (12) 31 December 2,993 (a) Other movements relate to special termination benefits, changes in asset ceiling, past service costs including losses/(gains) on curtailment, settlements and other immaterial movements. For more details see note 4B on pages 125 to 131. Financial review continued

STR A TEG IC R EP O R T – R EV IEW O F TH E Y EA R 39Unilever Annual Report on Form 20-F 2021 Finance and liquidity Approximately €0.4 billion (or 11%) of the Group’s cash and cash equivalents are held in the parent and central finance companies, for maximum flexibility. These companies provide loans to our subsidiaries that are also funded through retained earnings and third-party borrowings. We maintain access to global debt markets through an infrastructure of short and long- term debt programmes. We make use of plain vanilla derivatives, such as interest rate swaps and foreign exchange contracts, to help mitigate risks. More detail is provided in notes 16, 16A, 16B and 16C on pages 149 to 155. The remaining €3 billion (or 89%) of the Group’s cash and cash equivalents are held in foreign subsidiaries which repatriate distributable reserves on a regular basis. For most countries, this is done through dividends which are in some cases subject to withholding or distribution tax. This balance includes €83 million (2020: €98 million, 2019: €146 million) of cash that is held in a few countries where we face cross-border foreign exchange controls and/or other legal restrictions that inhibit our ability to make these balances available in any means for general use by the wider business. The cash will generally be invested or held in the relevant country and, given the other capital resources available to the Group, does not significantly affect the ability of the Group to meet its cash obligations. We closely monitor all our exposures and counter-party limits. Unilever has committed credit facilities in place for general corporate purposes. The undrawn bilateral committed credit facilities in place on 31 December 2021 were $7,965 million. Additional bilateral undrawn revolving 364-day credit facilities of €1,500 million were signed in December 2021. Further information on liquidity management is set out in note 16A to the consolidated financial statements. Material cash commitments from contractual and other obligations The following table shows the amount of our contractual and other obligations as at 31 December 2021. The material cash commitments from contractual and other obligations arise from our borrowings which include bonds, commercial paper, bank and other loans, interest on these borrowings and trade payables and accruals. € million 2021 € million Due within 1 year € million Due in 1-3 years € million Due in 3-5 years € million Due in over 5 years Bonds 23,892 2,359 5,091 4,529 11,913 Commercial paper, bank and other loans 4,357 4,338 13 — 6 Interest on financial liabilities 3,564 451 797 639 1,677 Trade payables and accruals 14,443 14,320 68 22 33 Lease liabilities 1,939 426 621 404 488 Other lease commitments 159 56 53 27 23 Purchase obligations(a) & other long-term commitments 2,561 885 715 460 501 Others (b) 589 163 218 208 — Total 51,504 22,998 7,576 6,289 14,641 (a) For raw and packaging materials and finished goods. (b) Includes other financial liabilities and deferred consideration for acquisitions. Further details are set out in the following notes to the consolidated financial statements: note 10 on pages 138 to 140, note 15C on page 147 and 148, and note 20 on page 160 and 161. We are satisfied that our financing arrangements are adequate to meet our short term and long term cash requirements. In relation to the facilities available to the Group, borrowing requirements do not fluctuate materially during the year and are not seasonal. Guaranteed US debt securities At 31 December 2021 the Group had in issue US$12.1 billion (2020: US$11.5 billion; 2019: US$12.35 billion) bonds in connection with a US shelf registration. See page 198 for more information on these bonds and related commentary on guarantor information. Non-GAAP measures Certain discussions and analyses set out in this Annual Report and Accounts (and the Additional Information for US Listing Purposes) include measures which are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, and our ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliation to relevant GAAP measures. Explanation and reconciliation of non-GAAP measures Unilever uses ‘constant rate’ and ‘underlying’ measures primarily for internal performance analysis and targeting purposes. We present certain items, percentages and movements, using constant exchange rates, which exclude the impact of fluctuations in foreign currency exchange rates. We calculate constant currency values by translating both the current and the prior period local currency amounts using the prior year average exchange rates into euro, except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into euros using the prior year closing exchange rate before the application of IAS 29. The table below shows exchange rate movements in our key markets. Annual average rate in 2021 Annual average rate in 2020 Brazilian real (€1 = BRL) 6.366 5.781 Chinese yuan (€1 = CNY) 7.663 7.862 Indian rupee (€1 = INR) 87.599 84.100 Indonesia rupiah (€1 = IDR) 16983 16557 Philippine peso (€1 = PHP) 58.401 56.447 UK pound sterling (€1 = GBP) 0.861 0.888 US dollar (€1 = US$) 1.187 1.135

40 Unilever Annual Report on Form 20-F 2021 Underlying price growth Underlying price growth (UPG) is part of USG and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained in USG above. Underlying volume growth Underlying volume growth (UVG) is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (i) the increase in turnover attributable to the volume of products sold; and (ii) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact on USG due to changes in prices. In the following sections we set out our definitions of the following non-GAAP measures and provide reconciliation to relevant GAAP measures: ▪ underlying sales growth; ▪ underlying volume growth; ▪ underlying price growth; ▪ non-underlying items; ▪ underlying earnings per share; ▪ underlying operating profit and underlying operating margin; ▪ underlying effective tax rate; ▪ constant underlying earnings per share; ▪ free cash flow; ▪ return on assets; ▪ net debt; and ▪ return on invested capital. Financial review continued Underlying sales growth Underlying sales growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals, changes in currency and price growth in excess of 26% in hyperinflationary economies. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself. The reconciliation of changes in the GAAP measure of turnover to USG is as follows: 2021 vs 2020 (%) Beauty & Personal Care Foods & Refreshment Home Care Group Turnover growth(a) 3.7 4.3 1.1 3.4 Effect of acquisitions 2.7 0.8 — 1.4 Effect of disposals — (0.2) (0.1) (0.1) Effect of currency-related items, (2.8) (1.8) (2.6) (2.4) of which: Exchange rate changes (3.0) (2.1) (2.9) (2.6) Extreme price growth in hyperinflationary markets(b) 0.2 0.3 0.3 0.3 Underlying sales growth(b) 3.8 5.6 3.9 4.5 2020 vs 2019 (%) Turnover growth(a) (3.4) (0.8) (3.4) (2.4) Effect of acquisitions 0.9 2.7 0.2 1.4 Effect of disposals — (0.4) (0.2) (0.2) Effect of currency-related items, (5.4) (4.2) (7.5) (5.4) of which: Exchange rate changes (5.6) (4.6) (7.8) (5.7) Extreme price growth in hyperinflationary markets(b) 0.2 0.5 0.3 0.3 Underlying sales growth(b) 1.2 1.3 4.5 1.9 2019 vs 2018 (%) Turnover growth(a) 6.0 (4.6) 6.9 2.0 Effect of acquisitions 0.9 0.6 0.3 0.7 Effect of disposals — (7.5) — (3.0) Effect of currency-related items, 2.4 1.0 0.4 1.5 of which: Exchange rate changes 1.7 (3.5) (0.3) (0.7) Extreme price growth in hyperinflationary markets(b) 0.6 4.7 0.7 2.2 Underlying sales growth(b) 2.6 1.5 6.1 2.9 (a) Turnover growth is made up of distinct individual growth components, namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components. (b) Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the underlying sales growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

STR A TEG IC R EP O R T – R EV IEW O F TH E Y EA R 41Unilever Annual Report on Form 20-F 2021 The relationship between USG, UVG and UPG is set out below: 2021 vs 2020 2020 vs 2019 2019 vs 2018 Underlying volume growth (%) 1.6 1.6 1.2 Underlying price growth (%) 2.9 0.3 1.6 Underlying sales growth (%) 4.5 1.9 2.9 Refer to page 36 for the relationship between USG, UVG and UPG for each of the Divisions. Non-underlying items Several non-GAAP measures are adjusted to exclude items defined as non-underlying due to their nature and/or frequency of occurrence. ▪ Non-underlying items within operating profit are: gains or losses on business disposals, acquisition and disposal related costs, restructuring costs, impairments and other items within operating profit classified here due to their nature and frequency. ▪ Non-underlying items not in operating profit but within net profit are: net monetary gain/(loss) arising from hyperinflationary economies and significant and unusual items in net finance cost, share of profit/(loss) of joint ventures and associates and taxation. ▪ Non-underlying items are both non-underlying items within operating profit and those non-underlying items not in operating profit but within net profit. Refer to note 3 for details of non-underlying items. Underlying operating profit and underlying operating margin Underlying operating profit and underlying operating margin mean operating profit and operating margin before the impact of non-underlying items within operating profit. Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for making decisions about allocating resources and assessing performance of the segments. The Group reconciliation of operating profit to underlying operating profit is as follows: € million € million € million 2021 2020 2019 Operating profit 8,702 8,303 8,708 Non-underlying items within operating profit (see note 3) 934 1,064 1,239 Underlying operating profit 9,636 9,367 9,947 Turnover 52,444 50,724 51,980 Operating margin 16.6% 16.4% 16.8% Underlying operating margin 18.4% 18.5% 19.1% Further details of non-underlying items can be found in note 3 on page 124 of the consolidated financial statements. Refer to note 2 on page 121 for the reconciliation of operating profit to underlying operating profit by division. For each division, operating margin is computed as operating profit divided by turnover and underlying operating margin is computed as underlying operating profit divided by turnover. Underlying earnings per share Underlying earnings per share (underlying EPS) is calculated as underlying profit attributable to shareholders’ equity divided by the diluted average number of ordinary shares. In calculating underlying profit attributable to shareholders’ equity, net profit attributable to shareholders’ equity is adjusted to eliminate the post-tax impact of non-underlying items. This measure reflects the underlying earnings for each share unit of the Group. Refer to note 7 for reconciliation of net profit attributable to shareholders’ equity to underlying profit attributable to shareholders' equity. Underlying effective tax rate The underlying effective tax rate is calculated by dividing taxation excluding the tax impact of non-underlying items by profit before tax excluding the impact of non-underlying items and share of net profit/(loss) of joint ventures and associates. This measure reflects the underlying tax rate in relation to profit before tax excluding non-underlying items before tax and share of net (profit)/loss of joint ventures and associates. Tax impact on non-underlying items within operating profit is the sum of the tax on each non-underlying item, based on the applicable country tax rates and tax treatment. This is shown in the table: € million € million 2021 2020 Taxation 1,935 1,923 Tax impact of: Non-underlying items within operating profit(a) 219 272 Non-underlying items not in operating profit but within net profit(a) (41) (146) Taxation before tax impact of non-underlying 2,113 2,049 Profit before taxation 8,556 7,996 Non-underlying items within operating profit before tax(a) 934 1,064 Non-underlying items not in operating profit but within net profit before tax 64 36 Share of net (profit)/loss of joint ventures and associates (191) (175) Profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates 9,363 8,921 Underlying effective tax rate 22.6% 23.0% (a) Refer to note 3 for further details on these items. Constant underlying earnings per share Constant underlying earnings per share (constant underlying EPS) is calculated as underlying profit attributable to shareholders’ equity at constant exchange rates and excluding the impact of both translational hedges and price growth in excess of 26% per year in hyperinflationary economies divided by the diluted average number of ordinary share units. This measure reflects the underlying earnings for each ordinary share unit of the Group in constant exchange rates.

42 Unilever Annual Report on Form 20-F 2021 The reconciliation of underlying profit attributable to shareholders’ equity to constant underlying earnings attributable to shareholders’ equity and the calculation of constant underlying EPS is as follows: € million € million 2021 2020 Underlying profit attributable to shareholders’ equity(a) 6,839 6,532 Impact of translation from current to constant exchange rates and translational hedges 210 19 Impact of price growth in excess of 26% per year in hyperinflationary economies(b) (42) 0 Constant underlying earnings attributable to shareholders’ equity 7,007 6,551 Diluted average number of share units (millions of units) 2,609.6 2,629.8 Constant underlying EPS (€) 2.68 2.49 (a) See note 7. (b) See pages 39 and 40 for further details. Free cash flow Free cash flow (FCF) is defined as cash flow from operating activities, less income taxes paid, net capital expenditure and net interest payments. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. FCF reflects an additional way of viewing our liquidity that we believe is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund our strategic initiatives, including acquisitions, if any. The reconciliation of cash flow from operating activities to FCF is as follows: € million € million € million 2021 2020 2019 Cash flow from operating activities 10,305 10,933 10,641 Income tax paid (2,333) (1,875) (2,532) Net capital expenditure (1,239) (932) (1,429) Net interest payments (340) (455) (548) Free cash flow 6,393 7,671 6,132 Net cash flow (used in)/from investing activities (3,246) (1,481) (2,237) Net cash flow (used in)/from financing activities (7,099) (5,804) (4,667) Net debt Net debt is a measure that provides valuable additional information on the summary presentation of the Group’s net financial liabilities and is a measure in common use elsewhere. Net debt is defined as the excess of total financial liabilities, excluding trade payables and other current liabilities, over cash, cash equivalents and other current financial assets, excluding trade and other current receivables, and non-current financial asset derivatives that relate to financial liabilities. € million € million 2021 2020 Total financial liabilities (30,133) (27,305) Current financial liabilities (7,252) (4,461) Non-current financial liabilities (22,881) (22,844) Cash and cash equivalents as per balance sheet 3,415 5,548 Cash and cash equivalents as per cash flow statement 3,387 5,475 Add: bank overdrafts deducted therein 106 73 Less: cash and cash equivalents held for sale(a) (78) 0 Other current financial assets 1,156 808 Non-current financial assets derivatives that relate to financial liabilities 52 21 Net debt (25,510) (20,928) (a) Cash and cash equivalents held for sale of €78m are net of bank overdraft of €12m. Return on invested capital Return on invested capital (ROIC) is a measure of the return generated on capital invested by the Group. The measure provides a guide rail for long-term value creation and encourages compounding reinvestment within the business and discipline around acquisitions with low returns and long payback. ROIC is calculated as underlying operating profit after tax divided by the annual average of: goodwill, intangible assets, property, plant and equipment, net assets held for sale, inventories, trade and other current receivables, and trade payables and other current liabilities. € million € million 2021 2020 Operating profit 8,702 8,303 Non-underlying items within operating profit (see note 3) 934 1,064 Underlying operating profit before tax 9,636 9,367 Tax on underlying operating profit(a) (2,175) (2,154) Underlying operating profit after tax 7,461 7,213 Goodwill 20,330 18,942 Intangible assets 18,261 15,999 Property, plant and equipment 10,347 10,558 Net assets held for sale 1,581 27 Inventories 4,683 4,462 Trade and other current receivables 5,422 4,939 Trade payables and other current liabilities (14,861) (14,132) Period-end invested capital 45,763 40,795 Average invested capital for the period 43,279 40,029 Return on average invested capital 17.2% 18.0% (a) Tax on underlying operating profit is calculated as underlying operating profit before tax multiplied by underlying effective tax rate of 22.6% (2020: 23.0%) which is shown on page 41. Financial review continued

STR A TEG IC R EP O R T – R EV IEW O F TH E Y EA R 43Unilever Annual Report on Form 20-F 2021 Return on assets Return on assets is a measure of the return generated on assets for each division. This measure provides additional insight on the performance of the Divisions and assists in formulating long-term strategies with respect to allocation of capital across Divisions. Division return on assets is calculated as underlying operating profit after tax for the Division divided by the annual average of: property, plant and equipment, net assets held for sale (excluding goodwill and intangibles), inventories, trade and other current receivables, and trade payables and other current liabilities for each division. The annual average is computed by adding the amounts at the beginning and the end of the calendar year and dividing by two. 2021 € million Beauty & Personal Care € million Foods & Refreshment € million Home Care € million Total Underlying operating profit before tax 4,742 3,477 1,417 9,636 Tax on underlying operating profit (1,070) (785) (320) (2,175) Underlying operating profit after tax 3,672 2,692 1,097 7,461 Property plant and equipment 3,956 4,424 1,967 10,347 Net assets held for sale 2 678 — 680 Inventories 2,157 1,761 765 4,683 Trade and other receivables 2,264 2,065 1,093 5,422 Trade payables and other current liabilities (5,957) (5,726) (3,178) (14,861) Period-end assets (net) 2,422 3,202 647 6,271 Average assets for the period (net) 2,206 3,219 638 6,063 Division return on assets 166% 84% 172% 123% 2020 Underlying operating profit before tax 4,591 3,257 1,519 9,367 Tax on underlying operating profit (1,056) (749) (349) (2,154) Underlying operating profit after tax 3,535 2,508 1,170 7,213 Property plant and equipment 3,763 4,895 1,900 10,558 Net assets held for sale 2 10 15 27 Inventories 1,817 1,894 751 4,462 Trade and other receivables 2,057 1,864 1,018 4,939 Trade payables and other current liabilities (5,649) (5,428) (3,055) (14,132) Period-end assets (net) 1,990 3,235 629 5,854 Average assets for the period (net) 2,523 3,614 906 7,043 Division return on assets 140% 69% 129% 102% Other information Accounting standards and critical accounting policies The consolidated financial statements have been prepared in accordance with IFRS as adopted by the UK and IFRS as issued by the International Accounting Standards Board. The accounting policies are consistent with those applied in 2020 except for the recent accounting developments as set out in note 1 on pages 118 to 119. The critical accounting estimates and judgements and those that are most significant in connection with our financial reporting are set out in note 1 on pages 118 to 119. Auditor's report The Report of Independent Registered Public Accounting Firm issued by KPMG LLP on the consolidated results of the Group, as set out in the financial statements, was unqualified and contained no exceptions or emphasis of matter. For more details see pages 107 to 113. 2020 financial review The financial review for the year ended 31 December 2020 can be found on pages 36 to 43 of our Annual Report and Accounts on Form 20-F filed with the United States Securities and Exchange Commission on 3 March 2021.

44 Unilever Annual Report on Form 20-F 2021 Our risks Our risk appetite and approach to risk management Risk management is integral to Unilever’s strategy and to the achievement of Unilever’s long-term goals. Our success as an organisation depends on our ability to identify and exploit the opportunities generated by our business and in our markets. In doing this, we take an embedded approach to risk management which puts risk and opportunity assessment at the core of the Board agenda, which is where we believe it should be. Unilever’s appetite for risk is driven by the following: ▪ Our growth should be consistent, competitive, profitable and responsible. ▪ Our actions on issues such as plastic and climate change must reflect their urgency, and not be constrained by the uncertainty of potential impacts. ▪ Our behaviours must be in line with our Code of Business Principles and Code Policies. ▪ Our ambition to continuously improve our operational efficiency and effectiveness. ▪ Our aim to maintain a minimum A/A2 credit rating on a long- term basis. Our approach to risk management is designed to provide reasonable, but not absolute, assurance that our assets are safeguarded, the risks facing the business are being assessed and mitigated, and all information that may be required to be disclosed is reported to Unilever’s senior management including, where appropriate, the CEO and CFO. Organisation The Board has overall accountability for the management of risk and for reviewing the effectiveness of Unilever’s risk management and internal control systems. The Board has established a clear organisational structure with well-defined accountabilities for the principal risks that Unilever faces in the short, medium and long term. This organisational structure and distribution of accountabilities and responsibilities ensure that every country in which we operate has specific resources and processes for risk reviews and risk mitigation. This is supported by the ULE, which takes active responsibility for focusing on the principal areas of risk to Unilever. The Board regularly review these risk areas, including consideration of environmental, social and governance matters, and retain responsibility for determining the nature and extent of the significant risks that Unilever is prepared to take to achieve its strategic objectives. Foundation and principles Unilever’s approach to doing business is framed by our purpose and values (see pages 8 to 9). Our Code of Business Principles sets out the standards of behaviour that we expect all employees to adhere to. Day-to-day responsibility for ensuring these principles are applied rests with senior management across Divisions, geographies and functions. A network of Business Integrity Officers and Committees supports the activities necessary to communicate the Code, deliver training, maintain processes and procedures (including support lines) to report and respond to alleged breaches, and to capture and communicate learnings. We have a framework of Code Policies that underpins the Code of Business Principles and sets out the non-negotiable standards of behaviour expected from all our employees. For each of our principal risks we have a risk management framework detailing the controls we have in place and who is responsible for managing both the overall risk and the individual controls mitigating that risk. Unilever’s functional standards define mandatory requirements across a range of specialist areas, which are key controls in mitigating these risks. Examples include health and safety, accounting and reporting, and financial risk management. Our assessment of risk considers both short- and long-term risks, including how these risks are changing, together with emerging risk areas. These are reviewed on an ongoing basis, and formally by senior management and the Board at least once a year. Processes Unilever operates a wide range of processes and activities across all its operations covering strategy, planning, execution and performance management. Risk management is integrated into every stage. Assurance and re-assurance Assurance on compliance with the Code of Business Principles and all of our Code Policies is obtained annually from Unilever management via a formal Code declaration. In addition, there are specialist awareness and training programmes which are run throughout the year and vary depending on the business priorities. These specialist compliance programmes supplement the Code declaration. Our Corporate Audit function plays a vital role in providing to both management and the Board an objective and independent review of the effectiveness of risk management and internal control systems throughout Unilever. Board assessment of compliance with the risk management frameworks The Board, advised by the Committees where appropriate, regularly review the significant risks and decisions that could have a material impact on Unilever. These reviews consider the level of risk that Unilever is prepared to take in pursuit of the business strategy and the effectiveness of the management controls in place to mitigate the risk exposure. The Board, through the Audit Committee, has reviewed the assessment of risks, internal controls and disclosure controls and procedures in operation within Unilever. They have also considered the effectiveness of any remedial actions taken for the year covered by this Annual Report and Accounts and up to the date of its approval by the Board. Details of the activities of the Audit Committee in relation to this can be found in the Report of the Audit Committee on pages 78 to 79. Further statements on compliance with the specific risk management and control requirements in the UK Corporate Governance Code and the US Securities Exchange Act (1934) and the US Sarbanes-Oxley Act (2002) can be found on page 77.

STR A TEG IC R EP O R T – R EV IEW O F TH E Y EA R 45Unilever Annual Report on Form 20-F 2021 Viability statement The Directors have reviewed the long-term prospects of the Group in order to assess its viability. This review incorporated the activities and key risks of the Group together with the factors likely to affect the Group’s future development, performance, financial position, cash flows, liquidity position and borrowing facilities as described on pages 1 to 43. These factors have also carefully considered potential further implications of Covid-19. In addition, we describe in notes 15 to 18 on pages 144 to 159 the Group’s objectives, policies and processes for managing its capital, its financial risk management objectives, details of its financial instruments and hedging activities and its exposures to credit and liquidity risk. Assessment In order to report on the long-term viability of the Group, the Directors reviewed the overall funding capacity and headroom available to withstand severe events and carried out a robust assessment of the principal risks facing the Group, including those that would threaten its business model, future performance, solvency or liquidity. This assessment also included reviewing and understanding the mitigation factors in respect of each principal risk. The potential financial impact of further Covid-19 related restrictions on both our overall funding capacity and our principal risks has also been considered given the wide range of potential outcomes. The risks are summarised on pages 46 to 50. The viability assessment has three parts: ▪ First, the Directors considered the period over which they have a reasonable expectation that the Group will continue to operate and meet its liabilities, ▪ Second, they considered the current debt facilities and debt headroom over the viability period, assuming that any debt maturing can be re-financed at commercially acceptable terms; and ▪ Third, they considered the potential impact of severe but plausible scenarios over this period which included the potential ramifications that Covid-19 could have across the different areas of the Group, including: ▪ assessing scenarios for each individual principal risk, for example the termination of our relationships with the three largest global customers; the loss of all material litigation cases; a major IT data breach, reputational damage from not progressing against our plastic packaging commitments, the lost cost and growth opportunities from not keeping up with technological changes and increased operational costs from climate change; and ▪ assessing scenarios that involve more than one principal risk including the following multi-risk scenarios: Multi-risk scenarios modelled Level of severity reviewed Link to principal risk Contamination issue with one of our products leading to lower sales of products of this brand and the temporary closure of our largest sourcing unit. Reduced sales in two of our Divisions was considered along with damage to our largest brand and disruption to supply chain. • Safe and high-quality products • Brand preference • Supply chain A major global incident affecting a key sourcing unit and significant water shortages in our key developing markets. The complete loss of all of our turnover in our largest geographic market was considered along with destruction of a key sourcing unit and increased operational costs due to water shortage. • Economic and political instability • Supply chain • Climate change Lack of progress against our plastic packaging ambitions and the loss of our three largest customers. Significant reputational damage was considered with the impact of losing our three key customers. • Plastic packaging • Brand preference • Customer Cyber-attack causing a temporary shutdown of our systems and the impact on profit if management failed to deliver a major transformation project. Loss of turnover for two weeks and ongoing reputational damage and loss of confidence from our customers and consumers. Potential higher cost on delayed transformation. • System and information • Business transformation Findings ▪ Firstly, a three-year period is considered appropriate for this viability assessment because it is the period covered by the strategic plan; and it enables a high level of confidence in assessing viability, even in extreme adverse events, due to a number of factors such as: ▪ the Group has considerable financial resources together with established business relationships with many customers and suppliers in countries throughout the world; ▪ high cash generation by the Group’s operations and access to the external debt markets; ▪ flexibility of cash outflow with respect to significant marketing programmes and capital expenditure projects which usually have a 2-3 year horizon; and ▪ the Group’s diverse product and geographical activities which are impacted by continuously evolving technology and innovation. ▪ Secondly, the Group’s debt headroom and funding profile was assessed. None of the future outlooks considered resulted in significant liquidity headroom issues, primarily because: ▪ the Group has a healthy balance of short-term and long-term debt programmes, with repayment profiles ensuring short-term commercial paper maturities do not exceed €0.5 billion in any given week and long-term debt maturities do not exceed €4 billion in any given year ▪ the Group has $8.0 billion of committed credit facilities with a maturity of 364 days which are used for backing up our commercial paper programmes. Additional revolving 364 day facilities of €1.5 billion have also been taken out in 2021 to support liquidity headroom. ▪ Thirdly, for each of our 14 principal risks, worst case plausible scenarios have been assessed together with multiple risk scenarios. None of the scenarios reviewed, either individually or in aggregate would cause Unilever to cease to be viable. Conclusion On the basis described above, the Directors have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the three-year period of their assessment.

46 Unilever Annual Report on Form 20-F 2021 Principal risk factors Our business is subject to risks and uncertainties. On the following pages we have identified the risks that we regard as the most relevant to our business. These are the risks that we see as most material to Unilever’s business and performance at this time. There may be other risks that could emerge in the future. Climate change is a principal risk to Unilever as described on page 47. Our principal risks include risks that could impact our business in the short term (i.e. the next two years), medium term (i.e. the next three to ten years) or over the longer term (i.e. beyond ten years). Our principal risks have not changed this year. We also reflect on whether we think the level of risk associated with each of our principal risks is increasing or decreasing. There are three principal risks where we believe there is an increased level of risk compared with last year: ▪ Business transformation: there is an increase in the scale of projects in 2022, e.g. the disposal of ekaterra, new organisational model and the transformation of our core business processes to create a superior customer experience. ▪ Economic and political instability: heightened risk due to inflationary and supply chain pressures, possible withdrawal of state fiscal stimulus and differing recoveries from Covid-19 between countries. ▪ Systems and information: the cyber-attack industry is becoming increasingly professionalised. The potential impact and likelihood of certain principal risks remain heightened due to the Covid-19 pandemic. These risks are the safety and wellbeing of our employees, continuity of operations, product relevance, channel capabilities and IT availability. Biodiversity loss has the characteristics of an emerging risk. A loss of forests and soil due to potential physical and regulatory risks could make future harvests more difficult and expensive in the long term (see pages 59 to 60). If the circumstances in these risks occur or are not successfully mitigated, our cash flow, operating results, financial position, business and reputation could be materially adversely affected. In addition, risks and uncertainties could cause actual results to vary from those described, which may include forward-looking statements, or could impact on our ability to meet our targets or be detrimental to our profitability or reputation. Risk Risk description Level of risk Brand preference Our success depends on the value and relevance of our brands and products to consumers around the world and on our ability to innovate and remain competitive. Consumer tastes, preferences and behaviours are changing more rapidly than ever before. We see a growing trend for consumers preferring brands which both meet their functional needs and have an explicit social or environmental purpose. Technological change is disrupting our traditional brand communication models. Our ability to develop and deploy the right communication, both in terms of messaging content and medium is critical to the continued strength of our brands. We are dependent on creating innovative products that continue to meet the needs of our consumers and getting these new products to market with speed. The Covid-19 pandemic has driven significant changes in consumer habits and demand (for example, an increase in hygiene-related products and a reduction in out-of-home food products), which is requiring a continuing and rapid evolution of our brands to ensure we remain competitive. No change Portfolio management Unilever’s strategic investment choices will affect the long-term growth and profits of our business. Unilever’s growth and profitability are determined by our portfolio of Divisions, geographies and channels and how these evolve over time. If Unilever does not make optimal strategic investment decisions, then opportunities for growth and improved margin could be missed. No change Our risks continued

STR A TEG IC R EP O R T – R EV IEW O F TH E Y EA R 47Unilever Annual Report on Form 20-F 2021 Risk Risk description Level of risk Climate change Climate change and governmental actions to reduce such change may disrupt our operations and/or reduce consumer demand for our products. Climate change could impact our business in various ways. Government action to reduce climate change such as the introduction of a carbon tax, land use regulations or product composition regulations which restrict or ban certain GHG intensive ingredients, could impact our business through higher costs or reduced flexibility of operations. Market risks associated with the energy transition and rising energy prices could disrupt our operations and increase costs. Physical environment risks such as water scarcity could impact our operations or reduce demand for our products that require water during consumer use. Increased frequency of extreme weather events such as high temperatures, hurricanes or floods could cause increased incidence of disruption to our supply chain, manufacturing and distribution network. If we do not take action, climate change could result in increased costs, reduced profit and reduced growth. No change Plastic packaging We use a significant amount of plastic to package our products. A reduction in the amount of virgin plastic we use, the use of recycled plastic and an increase in the recyclability of our packaging are critical to our future success. Both consumer and customer responses to the environmental impact of plastic waste and emerging regulations by governments to tax or ban the use of certain plastics requires us to find solutions to reduce the amount of plastic we use, increase recycling post-consumer use and source recycled plastic for use in our packaging. We are also dependent on the work of our industry partners to create and improve recycling infrastructure throughout the world. Not only is there a risk around finding appropriate replacement materials, but also due to high demand, the cost of recycled plastic or other alternative packaging materials could significantly increase in the foreseeable future and this could impact our business performance. We could also be exposed to higher costs as a result of taxes or fines if we are unable to comply with plastic regulations, which would again impact our profitability and reputation. No change Customer Successful customer relationships are vital to our business and continued growth. Maintaining strong relationships with our existing customers and building relationships with new customers who have built new technology-enabled business models to serve changing shopper habits are necessary to ensure our brands are well presented to our consumers and available for purchase at all times. The strength of our customer relationships also affects our ability to obtain pricing and competitive trade terms. Failure to maintain strong relationships with customers could negatively impact our terms of business with affected customers and reduce the availability of our products to consumers. The Covid-19 pandemic has driven a rapid increase in online shopping, which means we need to accelerate development of eCommerce capabilities to remain competitive. No change

48 Unilever Annual Report on Form 20-F 2021 Risk Risk description Level of risk Talent A skilled workforce and agile ways of working are essential for the continued success of our business. With the rapidly changing nature of work and skills, there is a risk that our workforce is not equipped with the skills required for the new environment. Our ability to attract, develop and retain a diverse range of skilled people is critical if we are to compete and grow effectively. This is especially true in our key emerging markets where there can be a high level of competition for a limited talent pool. The loss of management or other key personnel or the inability to identify, attract and retain qualified personnel could make it difficult to manage the business and could adversely affect operations and financial results. The wellbeing of our employees is vital to the success of our business. Covid-19 continues to have a significant impact on their wellbeing, therefore helping our employees manage the impact of Covid-19 on their lives and their ability to work effectively requires continued focus. No change Supply chain Our business depends on purchasing materials, efficient manufacturing and the timely distribution of products to our customers. Our supply chain network is exposed to potentially adverse events such as physical disruptions, environmental and industrial accidents, trade restrictions or disruptions at a key supplier, which could impact our ability to deliver orders to our customers. The Covid-19 pandemic is an adverse event that has challenged and continues to challenge the continuity of our supply chain. Maintaining manufacturing operations whilst adhering to changing local regulations and meeting enhanced health and safety standards has proven possible but has required significant management. In addition, ensuring the operation of a global logistics network for both input materials and finished goods has presented challenges and requires continued focus and flexibility. The cost of our products can be significantly affected by the cost of the underlying commodities and materials from which they are made. Fluctuations in these costs cannot always be passed on to the consumer through pricing. No change Safe and high- quality products The quality and safety of our products are of paramount importance for our brands and our reputation. The risk that raw materials are accidentally or maliciously contaminated throughout the supply chain or that other product defects occur due to human error, equipment failure or other factors cannot be excluded. Labelling errors can have potentially serious consequences for both consumer safety and brand reputation. Therefore, on-pack labelling needs to provide clear and accurate ingredient information in order that consumers can make informed decisions regarding the products they buy. No change Our risks continued

STR A TEG IC R EP O R T – R EV IEW O F TH E Y EA R 49Unilever Annual Report on Form 20-F 2021 Risk Risk description Level of risk Systems and information Unilever’s operations are increasingly dependent on IT systems and the management of information. The cyber-attack threat of unauthorised access and misuse of sensitive information or disruption to operations continues to increase. Such an attack could inhibit our business operations in a number of ways, including disruption to sales, production and cash flows, ultimately impacting our results. In addition, increasing digital interactions with customers, suppliers and consumers place ever greater emphasis on the need for secure and reliable IT systems and infrastructure and careful management of the information that is in our possession to ensure data privacy. Given the changes in the ways of working of all our employees as well as our customers and suppliers as a result of Covid-19, there has been an increased reliance on certain elements of our IT infrastructure. We are particularly reliant on third-party experts in this space and thus the impact of Covid-19 on their operations also poses a risk for us. Increase Business transformation Successful execution of business transformation projects is key to delivering their intended business benefits and avoiding disruption to other business activities. Unilever is continually engaged in major change projects, including acquisitions, disposals and organisational transformation, to drive continuous improvement in our business and to strengthen our portfolio and capabilities. Continued digitalisation of our business models and processes, together with enhancing data management capabilities, is a critical part of our transformation. We have an extensive programme of transformation projects. Failure to execute such initiatives successfully could result in under-delivery of the expected benefits and there could be a significant impact on the value of the business. Increase Economic and political instability Adverse economic conditions may affect one or more countries, regions or may extend globally. Unilever operates around the world and is exposed to economic and political instability that may reduce consumer demand for our products, disrupt sales operations and/or impact the profitability of our operations. Government actions such as foreign exchange or price controls can impact on the growth and profitability of our local operations. Unilever has more than half of its turnover in emerging markets which can offer greater growth opportunities but also expose Unilever to related economic and political volatility. Increase

50 Unilever Annual Report on Form 20-F 2021 Risk Risk description Level of risk Treasury and Tax Unilever is exposed to a variety of external financial risks in relation to Treasury and Tax. The relative value of currencies can fluctuate widely and could have a significant impact on business results. Further, because Unilever consolidates its financial statements in euros it is subject to exchange risks associated with the translation of the underlying net assets and earnings of its foreign subsidiaries. We are also subject to the imposition of exchange controls by individual countries which could limit our ability to import materials paid in foreign currency or to remit dividends to the parent company. A material shortfall in our cash flow could undermine Unilever’s credit rating, impair investor confidence and restrict Unilever’s ability to raise funds. In times of financial crisis, there is a further risk that we may not be able to raise funds due to market illiquidity. We are exposed to counter-party risks with banks, suppliers and customers, which could result in financial losses. Tax is a complex and evolving area where laws and their interpretation are changing regularly, leading to the risk of unexpected tax exposures. International tax reform remains a key focus of attention with the OECD’s Base Erosion and Profit Shifting project, and the Digitalising Economy Project, and further potential tax reform in the European Union and the US. No change Ethical Unilever’s brands and reputation are valuable assets and the way in which we operate, contribute to society and engage with the world around us is always under scrutiny both internally and externally. Acting in an ethical manner, consistent with the expectations of customers, consumers and other stakeholders, is essential for the protection of the reputation of Unilever and its brands. A key element of our ethical approach to business is to reduce inequality and promote fairness. Our activities touch the lives of millions of people and it is our responsibility to protect their rights and help them live well. The safety of our employees and the people and communities we work with is critical. Failure to meet these high standards could result in damage to Unilever’s corporate reputation and business results. No change Legal and regulatory Compliance with laws and regulations is an essential part of Unilever’s business operations. Unilever is subject to national and regional laws and regulations in such diverse areas as product safety, product claims, trademarks, copyright, patents, competition, employee health and safety, data privacy, the environment, corporate governance, listing and disclosure, employment and taxes. Failure to comply with laws and regulations could expose Unilever to civil and/or criminal actions leading to damages, fines and criminal sanctions against us and/or our employees with possible consequences for our corporate reputation. Changes to laws and regulations could have a material impact on the cost of doing business. No change Our risks continued

STR A TEG IC R EP O R T – R EV IEW O F TH E Y EA R 51Unilever Annual Report on Form 20-F 2021 Our Climate Transition Action Plan: Annual Progress Report Our Climate Transition Action Plan (CTAP) sets out our climate strategy, defines our net zero and emission reduction goals, and the actions we intend to take to meet them. Our goals are to: ▪ Reduce in absolute terms our operational (Scope 1 and 2) emissions by 100% by 2030 against a 2015 baseline;(a) with an interim goal to achieve a 70% reduction by 2025 against a 2015 baseline. ▪ Halve the full value chain emissions of our products on a per consumer use basis by 2030 against a 2010 baseline.(b) ▪ Achieve net zero emissions covering Scope 1, 2 and 3 emissions by 2039.(c) In the 2020s and 2030s, our primary focus will be to eliminate emissions in our operations and reduce emissions across our value chain(d) rather than purchasing carbon credits. It is too early to estimate the amount of any residual value chain emissions but our plan is to balance these with carbon removals to achieve and maintain our net zero emissions goal. We fully expect our approach to delivering our commitments to evolve as science progresses and the societal debate on net zero matures. For example, we’re currently considering the recently issued guidance from the Science Based Targets initiative on net zero targets. See our website for our Climate Transition Action Plan Our progress To deliver the ambitious goals set out in our CTAP, we're focusing our actions in four key areas, which form the basis of this Annual Progress Report: our operations, our brands and products, our value chain and our wider influence on society. Our operations Our first ambition is to eliminate operational Scope 1 and 2 emissions from our factories, offices and research labs which make up approximately 2% of our GHG footprint. We've reduced our operational emissions by 64% since 2015. This puts us on track to achieve our interim milestone of a 70% reduction by 2025 – see page 34 for our three-year performance. We're taking action in a number of areas to decarbonise our operations. Eco-efficiency For years we’ve invested in eco-efficiency projects across our factories, reducing CO2 from energy per tonne of production by 77% compared to 2008 and by 14% versus 2020. Recent investments include improving energy efficiency of lighting and manufacturing equipment, and installing heat recovery systems. We've committed to align our future capital expenditure with the Paris Agreement. As a first step, in 2021 we developed a bespoke digital tool to capture the GHG, water and waste impact data of all capital expenditure projects. Renewable electricity Transitioning to renewable electricity is a significant driver of emissions reduction in our operations. Our preference is to support local renewable energy markets through purchasing renewable electricity contracts called Power Purchase Agreements (PPAs), or green tariffs/bundled Renewable Energy Certificates (RECs) to match our grid power demand, where these are available and can be sourced in a cost competitive way. Where this is not possible, and as the next best option, we seek to purchase unbundled RECs sold separately from electricity in the same market. Only as a last resort, and when unbundled RECs are not available in a market where we buy electricity, do we buy unbundled RECs in an adjacent market. In January 2020, we reached our target of purchasing 100% renewable grid electricity for our operations through a combination of PPAs and RECs (bundled and unbundled). Since we set this target, we've worked with the RE100 campaign to evolve industry best practice in renewable electricity reporting. From 2021, we're aligning our reporting with the updated RE100 guidance which requires us to make two changes. First, for renewable electricity certified with RECs, we will only report as 'renewable' the electricity where the accompanying RECs originate in the same market. While we intend to maintain our commitment to ensure our purchase of renewable grid electricity is matched by an equivalent volume of renewable electricity generation, we’ll no longer count the purchase of unbundled RECs from an adjacent market in our renewable electricity reporting. While this will lower our reported renewable electricity percentage, we support the aims of RE100 to increase transparency in the global renewable power landscape, which we hope will help to accelerate the provision of renewable power in all markets. The second change is to include non-grid sourced electricity. Currently, we use biomass in combined heat and power (CHP) boilers at a limited number of sites. As well as providing thermal energy (see below), they also supply our sites with electricity. From 2021 we'll include this within our renewable electricity reporting. We'll also include the renewable electricity generated at our factory sites, for example, the on-site solar installations in 24 countries. In 2021 we generated almost 3% of our total electricity from on-site renewable sources. Taking into account the updated definition and widened scope of our renewable electricity reporting, in 2021, 86% of our total electricity was from renewable sources. Against the new scope and definitions, the prior year would have been 80%. See page 56 for a more detailed breakdown of our electricity by source. Renewable thermal energy In addition to renewable electricity, we aim to transition heating sources (typically fossil-fuel-burning CHP boilers for hot air, water and steam) to renewable energy alternatives. By early 2020, we had stopped using direct coal on-site for thermal energy, except for three factories acquired in 2020 Additional non-financial information Climate change disclosures

52 Unilever Annual Report on Form 20-F 2021 as part of our acquisition of the Horlicks portfolio in India and other predominantly Asian markets. In 2021, we eliminated direct coal from these three factories through the use of biomass and biodiesel. We're exploring options to eliminate indirect coal from steam supplied by third parties by 2030. We're phasing out gas-fired boilers and exploring new renewable heating technologies such as heat pumps, concentrated solar power and lower carbon biogenic-derived sources. These technologies could provide up to half of our thermal energy needs by 2025. We have strict criteria to ensure we deliver genuine lifecycle carbon reductions. In 2022, we will publish details on how we’ll ensure any biofuels we use do not lead to deforestation, compete with food supplies, and are sourced from local waste materials where possible. Many of the low-carbon heating options we’re exploring are not yet commercially viable or widely available, so we're supporting innovation and looking for ways to trial them. We see hydrogen produced using renewable energy as a potential industrial scale low-carbon alternative to natural gas. Our Port Sunlight factory in the UK is supporting a trial of hydrogen technology. Refrigerants We're phasing out high-impact refrigerants from our operations, starting with the most harmful hydrochlorofluorocarbons (HCFCs). When replacing these, we aim to use the greenest version available for the purpose needed. By the end of 2021 we had replaced HCFCs at 29 sites. Food waste Our first priority is to reduce the amount of food waste we generate in the first place – we're aiming to halve food waste in our operations by 2025. This will also help to reduce our GHG emissions. By the end of 2021, we’d reduced food waste per tonne of food handled in our operations by 3% versus 2019. Our progress in reducing manufacturing food waste has been hampered by Covid-related disruptions. We're exploring solutions with our engineering teams such as anaerobic digestion, using the biogas generated on-site, composting and using the waste as fertiliser. Our brands and products Designing our products to be lower carbon will help us to reduce our indirect Scope 3 footprint and strengthens the appeal of our brands to consumers. In some cases, it can also help consumers reduce their own footprint (see page 53). We’re focusing on concentration and compaction, transitioning away from fossil fuels in our cleaning products, growing our portfolio of plant-based products and investing in climate and nature projects through our Climate & Nature Fund. Concentration and compaction In the last decade we’ve made significant emissions reductions by removing or reducing carbon-intensive materials such as inorganics and surfactants, and by concentrating and compacting our products. In 2021 we continued to develop concentrated formulas for our laundry liquids, including OMO in-home refills available in six markets and Seventh Generation’s ultraconcentrated laundry formulation in the US. Lifebuoy also rolled out ten times concentrated ecorefill home cleaning spray in Europe. Recycled and renewable carbon in formulations Through our Clean Future programme, our Home Care laundry and cleaning brands are identifying new opportunities to shift to renewable and recycled ingredients, moving away from fossil-fuel-based ingredients. This year we launched an OMO liquid laundry capsule made from captured industrial carbon. Lifebuoy launched a cleaning range with plant-based ingredients in five countries. And OMO/Persil launched a new laundry liquid in 16 countries with plant-based stain removers. Read more about Clean Future on page 23. Plant-based foods Alternative proteins, plant-based eating and meat and dairy alternatives are strategic pillars for our Foods & Refreshment division and all contribute to lowering carbon emissions. We’re aiming to achieve €1 billion in sales from plant-based meat and dairy alternatives by 2025-2027 – through brands such as The Vegetarian Butcher, Wall’s, Ben & Jerry’s, Magnum, Knorr and Hellmann’s. We’re also encouraging people to use more plant-based ingredients in their cooking, through Knorr’s ‘Future 50’ inspired plant-based recipes. Read more about plant-based foods on page 22. Helping consumers make lower carbon choices As well as ingredient transparency on product packs, we want our consumers to have clear information about the carbon footprint of the products they buy and we're exploring ways to provide this. After more than a decade of work assessing the carbon footprint of our products, we're now working with others across the value chain to standardise data collection protocols and communication frameworks. For example, we’re part of the World Business Council for Sustainable Development Value Chain Carbon Transparency Pathfinder initiative. And we’re working with the Cosmetics Consortium to develop an industry-standard environmental impact assessment and scoring system. Climate & Nature Fund Our €1 billion Climate & Nature Fund will help brands invest in projects that positively address climate change and protect nature – for example, through forest protection and regeneration. In 2021, we recruited a specialised team to lead this work, formulate the strategy and get started on project implementation. In this first year, we've committed Additional non-financial information continued

STR A TEG IC R EP O R T – R EV IEW O F TH E Y EA R 53Unilever Annual Report on Form 20-F 2021 €40 million and are now building a pipeline of further projects. For example, Knorr will use the fund to support 50 regenerative agriculture projects. These are predicted to reduce GHG emissions and water use by an estimated 30% while improving biodiversity, soil health and livelihoods. As part of our Beauty & Personal Care’s Positive Beauty strategy (see page 21), the Fund is working on innovative financing and collaboration partnerships to support the delivery of our commitment to protect and regenerate 1.5 million hectares of land, forests and oceans by 2030. This is more land than we use to grow renewable ingredients for the Division’s products. Our value chain Our value chain encompasses upstream and downstream Scope 3 emissions, excluding indirect consumer use-phase emissions (see page 53 for more on consumer use). Our focus is on tackling emissions from raw materials (including aerosol propellants), packaging materials, logistics and distribution networks, ice cream cabinets, and the disposal of waste products and packaging. Raw materials We've developed GHG reduction roadmaps for key materials and ingredients which contribute to our upstream Scope 3 GHG emissions, including dairy. Our roadmaps identify how we can reduce emissions through product reformulations, different raw materials and supplier innovation partnerships. It is particularly critical that we work in partnership with our suppliers as 1.5°C-aligned emission reduction pathways for the majority of these materials are still unclear and it is only through collaboration that we will find solutions. In 2021, we invited our suppliers to commit to setting a public target to halve absolute GHG emissions by 2030, report their progress and share their data with us. We’re exploring new ways to support suppliers through guidance, tools and resources, particularly for the 300 suppliers who have the most significant GHG emissions. In 2021, we began working with a small group to help us shape the programme, and we‘ll launch a pilot in 2022, before further roll-out in 2023. We’re also encouraging other companies to work with their suppliers, for example through the 1.5°C Supplier Engagement Guide, launched by the 1.5°C Supply Chain Leaders initiative at COP26. We cannot achieve our climate goals if our operations or supply chain contribute to deforestation. Our suppliers and other partners will play a critical role in helping us achieve a deforestation-free supply chain for five key commodities by 2023. Read more on tackling deforestation on page 30. Packaging materials We’ve set ambitious plastic commitments including to halve our virgin plastic footprint by 2025. Key to achieving this will be by increasing our use of recycled plastic. Our goal is to use at least 25% recycled plastic by 2025, and this year we achieved approximately 17%. We’re also reducing our use of virgin plastic by shifting to refillable, reusable or naked (unwrapped) products which use less or no plastic. In 2021, we saw strong sales of concentrated home refill laundry and we continue to expand our in-store and at-home refill pilots, with about 15 in progress around the world. We're also exploring materials like paper and board, using life cycle analysis to ensure any switch away from plastic doesn’t end up increasing our GHG footprint. Read more about plastic on page 29. Logistics and distribution More than 90% of our logistics emissions come from our logistics suppliers. We've begun using lower carbon alternative fuels such as liquified natural gas (LNG) or compressed natural gas (CNG) in 12 countries and piloted zero emission electric trucks with partners in three countries with plans to scale to more. We also signed up to a new shipping coalition, Cargo Owners for Zero Emission Vessels (coZEV) to help accelerate the decarbonisation of the shipping industry. In our own car fleet, we developed country roadmaps to achieve 100% electric vehicles (EVs) or hybrids by 2030, taking into account the availability of EVs, charging infrastructure and financial support or subsidies. In 2021, across six of the most EV-ready countries, EVs and hybrids made up 6% of the fleet. Retail emissions In 2021, all the new freezers we purchased to cool our ice creams in-store used lower carbon natural hydrocarbon refrigerants. We estimate that over 90% of the 3 million freezers in our fleet now use these refrigerants. We’re investing in energy-efficient freezers, with the average energy use per cabinet falling by 3% compared to 2020. We're also looking at ‘warming up’ the cold chain so that less energy is needed to refrigerate products across their life. Aerosol propellants We typically use hydrocarbon propellant gases in hairsprays, body sprays and deodorants. In the US, our largest deodorant and hair market, Volatile Organic Compound (VOC) regulations restrict the use of formulations used elsewhere. Our primary focus has been to find regulatory solutions in the US to enable the use of alternative propellant systems which have a lower GHG footprint compared to hydrocarbon and hydrofluorocarbon propellants and help improve air quality. Provisions have been added to the US VOC regulations to allow the use of compressed gas propellants. We’re now exploring alternative formulations and formats in key markets. Disposal of waste products Our products have a GHG impact at the end of their life, as fossil-fuel-based ingredients break down and release emissions. We're switching to plant-based 100% biodegradable formulations across our Home Care portfolio. For example, Lifebuoy’s BotaniTech range made from naturally derived and 100% biodegradable cleaning ingredients launched in five markets in 2021. And Comfort launched its Ultimate Care range, which contains new biodegradable technology to extend the life of clothes.

54 Unilever Annual Report on Form 20-F 2021 Our wider influence on society We’re advocating for changes that will ultimately reduce the impact of our products when used by consumers as well as accelerating progress in other areas of our value chain. Consumer use Around two-thirds of our products' GHG impact comes from their use by consumers (indirect downstream Scope 3 emissions), for instance from energy used by washing machines or hot water used for showering. There’s a limit to how much we can influence emissions from product use as consumers make their own choices on how long they shower, which energy provider they use, and how efficient their home appliances are. We’re therefore reliant, as many companies are, on the decarbonisation of the energy grid to reduce our downstream Scope 3 footprint. We’re using our influence to advocate for system-wide change, such as acceleration of renewable energy globally, which will help reduce emissions in consumers’ homes – see below for more on our advocacy. In addition, we're committed to using technology and innovation to provide consumers with superior and lower carbon products while growing our business. This is already visible in Home Care’s Clean Future strategy (with a focus on renewable and recycled carbon ingredients – see page 23), in Foods & Refreshment’s Future Foods strategy (with a focus on plant-based foods – see page 22), and Beauty & Personal Care’s Positive Beauty strategy (with a focus on sustainable sourcing, deforestation-free palm oil and nature-based solutions – see page 21). Our product lifecycle GHG emissions per consumer use have reduced by 14% since 2010 and by 4% since 2020, while our absolute Scope 3 emissions (from consumer use, ingredients and packaging and distribution and retail) increased by 1% versus 2020, as our sales increased over the same period. The reduction in GHG emissions per consumer use is driven by our Foods & Refreshment and Home Care Divisions, where emissions have fallen by 32% and 43% respectively since 2010. This is mainly due to grid decarbonisation, portfolio changes and product reformulation, such as the removal of phosphates in our laundry products. Over the same period, GHG emissions per consumer use from our Beauty & Personal Care Division have increased by 6% despite ongoing grid decarbonisation – driven primarily by the acquisition of brands with hair, bath and shower products which have high GHG emissions associated with consumer hot water use. Advocacy We were an early signatory to the We Mean Business open letter to G20 leaders calling for higher ambition ahead of the COP26 conference in 2021. Subsequently we partnered with the UK government as a Principal Partner of COP26 in Glasgow. Alan Jope served as a member of the COP26 Business Leaders Group to rally UK and international businesses. During the conference, we participated in numerous events including the World Leaders Summit, the Forest, Agriculture, Commodities and Trade (FACT) dialogue to reduce emissions in commodity value chains and events on creating high integrity standards for voluntary carbon markets. We also developed a climate advocacy toolkit to support our market teams to push for higher climate ambition. Trade association policy alignment We've committed to ensuring that all direct lobbying relevant to climate policy is consistent with the Paris Agreement. At the end of 2021 we published our climate policy position on our website for indirect climate lobbying. In 2021 we rejoined the European Chemical Industry Council (CEFIC) to help accelerate the European chemical industry’s transition towards circular chemistry. We will clearly indicate when CEFIC submissions on climate change-related policies do not align with our own climate positions. See our website for our climate policy position Industry partnerships We continued our engagement with a selected group of international climate leadership strategic partners – the United Nations Global Compact, the World Economic Forum, the World Business Council for Sustainable Development, and the Consumer Goods Forum (CGF). We initiated and co-chaired with Walmart a Race to Zero Task Force within the CGF to encourage other consumer goods and retail companies to join the UN’s Race to Zero. This succeeded in doubling the number of CGF Board members making such commitments. We also helped to create a Transform to Net Zero guide for businesses. Additional non-financial information continued (a) Our medium-term emissions reduction target has been recognised as science- based and consistent with the 1.5°C ambition of the Paris Agreement by the Science Based Targets initiative. (b) Our medium-term full value chain emissions reduction target has been recognised as science-based and consistent with a 2°C temperature increase by the Science Based Targets initiative. It was set in 2010 and was validated by the Science Based Targets initiative before the 1.5°C validation was introduced. We plan to review this goal in the near future. (c) Our long-term net zero value chain target covers upstream Scope 3 emissions, Scope 1 and 2 emissions, and mandatory downstream Scope 3 emissions. Mandatory downstream emissions include direct emissions from aerosol propellants and the biodegradation of chemicals in the disposal phase, but excludes indirect consumer use-phase emissions, such as emissions associated with hot water used with our products. This approach is consistent with the Science Based Targets initiative’s approach to net zero targets. Our medium- term value chain emissions reduction target covers indirect consumer use- phase emissions. The definition of ‘net zero’ is outlined in our CTAP. (d) In this CTAP Progress Report, as in the CTAP, references to ‘our value chain’ encompasses upstream and downstream Scope 3 emissions, but excludes indirect consumer use-phase emissions and operational Scope 1 and 2 emissions, unless stated otherwise. References to ‘full value chain’ in the context of our goal to halve our full value chain GHG emissions by 2030, additionally includes operational Scope 1 and 2 emissions and indirect consumer-use phase emissions.

STR A TEG IC R EP O R T – R EV IEW O F TH E Y EA R 55Unilever Annual Report on Form 20-F 2021 Governance, data and disclosure Our CTAP was put before shareholders for a non-binding advisory vote in May 2021 at our Annual General Meeting. Shareholders overwhelmingly supported the plan, with 99.59% of votes in favour. We'll continue to seek an advisory vote at our AGM every three years and will report on progress against the plan every year. The Board take overall accountability for the management of all risks and opportunities, including climate change. Our CEO Alan Jope is ultimately responsible for overseeing our climate change agenda. External assurance ensures that our data is robust and reliable. For details of assurance in 2021, see the PwC Independent Limited Assurance Report 2021 on our website. This Annual Report and Accounts contains additional climate change disclosures, including in our TCFD statement: ▪ Governance: pages 4, 57, 80 to 81, 88 and 91 to 93 ▪ Strategy: pages 8 to 11 and 57 to 62 ▪ Risk management: pages 44 to 47 and 57 to 62 ▪ Metrics and targets: pages 10, 34 and 62 See our website for more on climate action Our CDP submissions contain further disclosures on climate, water and forests GHG emissions The table below provides a detailed breakdown of our Scope 1, 2 and 3 GHG emissions by activity. 2021 2020 2019 Unilever operations (Scope 1 and 2)(a) Total Scope 1 and 2 (tonnes CO2e) 710,740 823,511 1,128,091 Scope 1 (tonnes CO2e) 565,988 606,771 659,028 Renewable energy 0 0 0 Non-renewable energy 542,620 592,342 632,560 Refrigerants 23,368 14,429 26,468 Scope 2 (tonnes CO2e) 144,752 216,740 469,063 Purchased renewable electricity 0 0 0 Purchased non-renewable electricity 57,033 128,442 382,057 Purchased renewable thermal energy 0 0 0 Purchased non-renewable thermal energy 87,719 88,298 87,006 Reduction in Scope 1 and 2 GHG emissions from energy and refrigerant use in our operations since 2015 (%) -64% -58% -42% Upstream and downstream of Unilever operations (Scope 3)(b) Total Scope 3 (tonnes CO2e) 61,007,131 60,388,592 61,020,357 Consumer use (tonnes CO2e) 43,187,538 42,093,341 41,743,454 Ingredients and packaging (tonnes CO2e) 14,860,832 14,239,918 14,897,174 Distribution and retail (tonnes CO2e) 2,958,761 4,055,333 4,379,729 Full value chain (Scope 1, 2, 3)(c) GHG impact per consumer use (grams CO2e) 43.6† 45.6 46.7 (a) Scope 1 encompasses direct GHG emissions from energy generated from fossil fuels such as gas and oil, as well as emissions from refrigerants at a small number of sites where we have reliable data; Scope 2 encompasses indirect GHG emissions from the on-site generation and purchase of electricity according to the ‘market- based method’ and purchased thermal energy. 2020 and 2019 Scope 2 figures have been restated to align our renewable electricity reporting with updated RE100 guidance. See page 51 for more information. (b) Scope 3 encompasses indirect GHG emissions in Unilever’s value chain (upstream and downstream). Our Scope 3 emissions were recalculated in 2020 to include biodegradability of organic materials. We also recalculated consumer use to include disposal, and ingredients and packaging to include inbound transport of raw materials. However, the direction of change of our GHG impact per consumer use over the past three years remains the same. See the Basis of Preparation on our website for more details on how we measure our GHG footprint www.unilever.com/planet-and-society/sustainability-reporting-centre/independent-assurance. (c) We measure the Scope 1, 2 and 3 GHG footprint of our product portfolio using an LCA method. Our environmental targets are expressed against a baseline of 2010 and on a 'per consumer use' basis. This means a single use, portion or serving of a product. We continuously review our GHG footprint estimations to ensure we are using the best available data. These changes can affect both the 2010 baseline and the annual emissions that we report. † This metric was subject to external independent limited assurance by PriceWaterhouseCoopers LLP (‘PwC’) in 2021. For PwC's 2021 Limited Assurance report and the 2021 Unilever Basis of Preparation for assured metrics see www.unilever.com/planet-and-society/sustainability-reporting-centre/independent-assurance.

56 Unilever Annual Report on Form 20-F 2021 Additional non-financial information continued Renewable and non-renewable electricity The table below provides a breakdown of our renewable and non-renewable electricity by source. 2021 2020 2019 Renewable (% of kWh)(a) On-site renewable self-generation 2.5% 1.0% 0.4% Purchased renewable electricity: 83.8% 78.7% 66.1% On-site Purchase Power Agreements 0.3% 0.5% 0.5% Off-site Purchase Power Agreements 9.8% 15.3% 18.8% Green electricity products from an energy supplier (green tariffs/bundled RECs) 24.5% 18.8% 21.9% Green electricity purchased in markets with greater than 95% renewable grid 0.2% 0.1% 0.1% Unbundled RECs bought in market 65.2% 65.4% 58.7% Total renewable electricity 86.3% 79.7% 66.5% Non-renewable (% of kWh) On-site non-renewable electricity generation (e.g. gas-fired on-site CHP) 7.5% 7.7% 8.0% Purchased non-renewable electricity (e.g. non-grid transfer of CHP) 0.1% 5.8% 22.6% Unbundled RECs bought in an adjacent market(b) 6.1% 6.7% 2.9% Total non-renewable electricity 13.7% 20.2% 33.5% (a) The renewable sources listed align with the RE100 Reporting Guidance 2021. See page 51 for more information. (b) Previously counted as 'renewable grid electricity'. See page 51 for more information.

STR A TEG IC R EP O R T – R EV IEW O F TH E Y EA R 57Unilever Annual Report on Form 20-F 2021 Task Force on Climate-related Financial Disclosures statement The following statement, which Unilever believes is consistent with the Task Force on Climate-related Financial Disclosures (TCFD) Recommendations and Recommended Disclosures, details the risks and opportunities arising from climate change, the potential impact on our business and the actions we’re taking to respond. We also integrate climate-related disclosures throughout this Annual Report and Accounts, including in our Climate Transition Action Plan (CTAP) Progress Report on pages 51 to 56. See our website for our Climate Transition Action Plan Governance The Board takes overall accountability for the management of all risks and opportunities, including climate change (see page 44). Our CEO and Executive Board member, Alan Jope, is ultimately responsible for oversight of our climate change agenda. The Corporate Responsibility Committee and Audit Committee review our climate reporting and receive presentations from sustainability experts, including the Sustainability Advisory Council. The Board is supported by the ULE. The ULE meet quarterly to discuss key strategic matters. During 2021, three agenda items relating to climate change were discussed, including progress against our Compass climate goals. Additional specialist governance groups are in place to support our climate agenda and ULE decision- making, including: ▪ Climate Action Committee: Drives delivery of our carbon ambition at corporate and country level and leads strategic partnerships and policy on renewables. Chaired by our Chief Business Operations Officer, Reginaldo Ecclissato. ▪ Sustainable Sourcing Steering Group: Supports our strategy focusing on long-term, sustainable access to our key crops. Chaired by our Chief Procurement Officer, David Ingram. This year we engaged with shareholders on our climate strategy by seeking an advisory vote on our CTAP. We will continue to seek an advisory vote on our CTAP at our AGM every three years. Executive remuneration for management employees – up to and including the ULE – continues to be linked to performance against climate change goals. Their reward packages include fixed pay, a bonus as a percentage of fixed pay and eligibility to participate in a long-term Performance Share Plan (PSP). The PSP is linked to financial and sustainability performance, guided by our Sustainability Progress Index (SPI), which accounts for 25% of the total PSP award. The SPI in 2021 is tied to a number of sustainability targets, including our progress on reducing Scope 1 and 2 emissions in manufacturing, sustainable sourcing and recycled plastic – see page 92 for details. From 2022, the SPI will be linked to a new set of targets, including replacing fossil-fuel-derived ingredients in our laundry and cleaning products with renewable or recycled carbon and our deforestation-free supply chain and recycled plastic commitments. See pages 87 to 88 for more on PSP including the role of the Board’s Compensation Committee and Corporate Responsibility Committee in determining how the PSP operates, and the SPI outcome each year. Strategy and risk management Climate change is a principal risk to Unilever which has the potential – to varying degrees – to impact our business in the short, medium and long term. We face potential physical environment risks from the effects of climate change on our business, including extreme weather and water scarcity. Potential regulatory and transition market risks associated with the shift to a low-carbon economy include changing consumer preferences and future government policy and regulation. These also present opportunities. The potential impacts of climate change are taken into account in developing the overall strategy and financial plans. More detail on these risks, opportunities and the mitigating actions we’re taking can be found on pages 59 to 60. The process for assessing and identifying climate-related risks is the same for the principal risks and is described on page 44. The risks are reviewed and assessed on an ongoing basis and formally at least once per year. For each of our principal risks we have a risk management framework detailing the controls we have in place, who is responsible for managing both the overall risk and the individual controls mitigating it. We monitor risks throughout the year to identify changes in the risk profile. We regularly carry out climate-related risk assessments at site level, supplier level, as well as innovation-project level. Climate-related risks are managed by the team relevant to where the risk resides. For example, climate risks in relation to commodities in the supply chain are managed by our procurement team. Understanding financial impact: scenario analysis We have conducted several high-level scenario analyses on the potential impacts of climate change to help us consider and adapt our strategies and financial planning. In prior years, we have reported the potential financial impacts of climate change on our business in 2030 if average global temperatures were to rise by 2°C and 4°C above pre-industrial levels by 2100. This analysis led us to understand that limiting warming to 2°C would primarily expose us to economic and regulatory transition risks, whereas a 4°C warming level would expose us to unprecedented physical risks. In 2021, as new scientific evidence was released by the UN’s Intergovernmental Panel on Climate Change (IPCC) and the global consensus around the need of governments to commit to a 1.5°C world strengthened, we extended our scenario analyses to assess the impacts of a 1.5°C temperature increase above pre-industrial levels by 2100 on our business in 2030, 2039 and 2050.

58 Unilever Annual Report on Form 20-F 2021 Understanding and modelling the potential financial impact on the business in 2030, 2039 and 2050 of limiting global warming to 1.5°C The IPCC’s sixth assessment report (AR6), the most up-to- date compendium from the global scientific community on climate change, states that limiting warming to 1.5°C above pre-industrial levels is necessary to prevent the severe environmental consequences that are likely to occur in a 2°C warmer world, and the catastrophic impacts that would materialise if temperatures rose by 4°C. However, it also noted that achieving a 1.5°C world would still imply major disruption and would necessitate a fast and aggressive transition of our global economy, encompassing policy and regulation, production and consumption systems, societal and economic structures and behaviours, and infrastructure development and deployment of new technologies. The IPCC also sets out multiple pathways that the world could take to limit global warming to 1.5°C. The nature of the pathway taken significantly impacts the risks and opportunities that a business will face. In assessing the material risks and opportunities Unilever would face in a world focused on achieving 1.5°C we have reviewed in detail two pathways, ‘proactive’ and ‘reactive’, that we assessed as more likely than other more extreme possible pathways. In the ‘proactive’ route, there is an early and steady reduction of emissions as a result of a fast response from all economic actors, meaning there is less dependence on technological advancements to remove carbon from the atmosphere in the second half of the century. Conversely, in the ‘reactive’ route, significant action by economic actors is delayed to 2030, after which a very rapid transition across all actors is required, accompanied by deployment at a very large scale of low-carbon energy and carbon removal activities and technology. Climate scenarios: 1.5°C, 2°C and 4°C Additional non-financial information continued Proactive route ▪ Aggressive and persistent regulation from today ▪ Dramatic changes to lifestyle from today, towards minimising climate impact and social inequality ▪ Reliance on available and proven technologies ▪ Lower reliance on carbon removal technologies Risks and opportunities assessed in creating our 1.5°C scenario In creating our 1.5°C scenario analysis, we took the two pathways and considered the five broad types of risks and opportunities using the TCFD risk framework: Regulatory risks; Market risks; Physical environment risks; Innovative products and services opportunities; and Resource efficiency, resilience, and market opportunities. We identified approximately 40 specific risk and opportunity areas which could impact us in 2030, 2039 and 2050, each of which we assessed qualitatively, supported where possible with high-level quantitative assessments. The assessments are based on financial scenarios and do not represent financial forecasts. They exclude any actions that we might undertake to mitigate or adapt to these risks. The quantitative assessments were developed to understand high-level materiality and order of magnitude financial impact rather than perform detailed simulations or forecasts on the long-term future of markets and products. The data used was from internal environmental, operational, and financial data and external science-based data and assumptions from reputable and broadly used sources such as the IPCC or the International Energy Agency. Pathways to 1.5°C: Proactive and Reactive Reactive route ▪ Gradual regulation by 2030, very aggressive post-2030 ▪ Continuation of historical societal trends until 2030, then rapid pivot ▪ Major reliance on technologies that are not yet proven to scale ▪ Higher reliance on carbon removal technologies Regulatory and economic risks 4°C world 1.5°C world 2°C world Ph ys ic a l e nv iro nm en ta l r is ks LOW HIGH LOW HIGH Speed of Innovation 1.5°C “Proactive” route Ex te nt o f r eg ul a tio n LOW HIGH LOW HIGH 1.5°C “Reactive” route

STR A TEG IC R EP O R T – R EV IEW O F TH E Y EA R 59Unilever Annual Report on Form 20-F 2021 Actions taken: We're mitigating regulatory risks through ongoing progress against the goals in our Compass and CTAP, notably our commitments on climate, deforestation and plastic packaging – see pages 10, 29 to 30 and 51 to 56. We support the use of carbon pricing as an important tool to help us achieve our zero emissions goal. Our carbon pricing approach is a mechanism which creates a sustainable capital investment fund which is then used to fund capital investments to decarbonise our operations. We support EPR policies and schemes and we’re investing directly in waste collection, processing and capacity-building projects to recycle more plastic. Market risks: ▪ Energy transition and rising energy prices could be driven by increased electrification, the deployment of renewable energy solutions, associated transmission, distribution and storage infrastructure, as well as the adoption of emerging low-carbon technologies such as biogas, green hydrogen and ammonia. This could impact our operations, suppliers, and end-consumers’ utility costs. ▪ Energy and commodity market volatility could potentially lead to increased uncertainty in financial planning and forecasting for key commodities, as well as a higher cost associated with risk management. Other considerations include potential manufacturing or supply disruptions linked to availability or higher cost of energy and sourced commodities. Actions taken: We're mitigating market risks by decarbonising our operations through eco-efficiency measures in our factories, powering our operations with renewables and transitioning heating and cooling for our factories to lower emission and renewable sources (see page 51). We manage commodity price risks through forward-buying of traded commodities and other hedging mechanisms. Physical environment risks: ▪ Water scarcity would lead to increased droughts while limited resources to irrigate soils could reduce crop outputs. Water shortages could also impact our manufacturing sites and our ability to supply water-based products. Our consumers could also face water shortages in their everyday activities in certain regions, creating a need for water-smart or waterless products or services. ▪ Extreme weather events could significantly disrupt our entire value chain. Sustained high temperatures could lead to reduced crop outputs due to reduction in soil productivity which could translate into higher raw material prices. Weather events such as hurricanes or floods, which would become increasingly common and intense, could cause plant outages or disrupt our distribution infrastructure. Additionally, macroeconomic negative shocks among affected communities could reduce or destroy consumer demand and purchasing power. Actions taken: We're mitigating physical environment risks by investing in new products and formulations that work with less water, poor quality water or no water. Many of our hair care products now have fast-rinse technology as standard, using less water. We're expanding our water stewardship programme to 100 locations in water-stressed areas by 2030 (see page 30). We monitor changing weather patterns on a short-term basis and integrate weather system Key risks and opportunities Out of all the risks and opportunities we assessed, there are 11 which we believe are significant and we summarise these below. We have combined the outputs from the ‘proactive’ and ‘reactive’ analyses since the risks and opportunities are similar, with differences in the size and timing of impact. Where we have been able to quantify the risk, the ranges represent potential impacts of the different pathways. Actions to mitigate the risks and capitalise on the opportunities have been consolidated into our Compass strategy (pages 8 to 11) and our CTAP (pages 51 to 56). Below we summarise the actions we're taking for each of the areas considered in our 1.5°C scenario assessments. Regulatory risks: ▪ Carbon pricing includes carbon taxes and voluntary removal or offset costs. Tightening regional or national regulations as well as climate commitments across individual businesses could drive widespread implementation of these taxes or market schemes. This could translate into rising direct and indirect costs linked to carbon emissions, where the strongest impact would likely be on costs of sales linked to raw materials, production, and distribution emissions. Carbon taxes on household emissions or costs passed through to our consumers linked to household emissions may impact their disposable income and ultimately their purchasing power. ▪ Land use regulation could drive reforms to radically restructure current global land use patterns to conserve and expand forest land, serving as the main natural carbon removal solution. This could reduce land available for food crops, pasture, and timber and hence access to our primary commodities which could drive reduced crop output and increase raw material prices. ▪ Product composition regulations could restrict or ban the use of certain GHG intensive components and ingredients in everyday products. This would require the redesign of products and packaging to comply, which could increase costs. ▪ Sourcing transparency and product labelling regulations could increase significantly through pressure from regulators, consumers, and investors. This could lead to disclosure compliance risks and rising commodity costs linked to radical transition to transparent supply chains, as well as a potential loss of market share to more transparent competitors. ▪ Extended producer responsibility (EPR) would mean that producers are held accountable for their environmental and social impacts across the product value chain. This could lead to improvements of lifecycle traceability from sourcing to managing end-of-life treatment of products and packaging. Circular product design and manufacturing practices could become a requirement in many regions to incentivise efficient and responsible resource extraction, and pass waste management costs through higher disposal and recycling fees to producers.

60 Unilever Annual Report on Form 20-F 2021 modelling into our forecasting process. To mitigate negative effects from extreme weather we have contingency plans to secure alternative key material supplies at short notice or transfer or share production between manufacturing sites. We manage commodity price risks through forward-buying of traded commodities and other hedging mechanisms. Our Regenerative Agriculture Principles and Sustainable Agriculture Code encourage our agricultural raw material suppliers to adopt practices which increase their productivity and resilience to extreme weather. In addition to these risks inherent in the pathways to a 1.5°C world, there are also opportunities which would arise from emerging needs for products and services which are delivered sustainably at an appropriate price. There are two specific opportunities which this scenario analysis highlighted: Innovative products and services opportunities: ▪ Growth in plant-based or lab-grown foods could increase rapidly in the coming years. As people become more environmentally conscious and there is regulation on land use, we could see a rise in plant-based diets away from animal-based protein. Actions taken: We're capitalising on innovative product and service opportunities by offering a range of vegan and vegetarian products. We have a target to grow sales from our plant-based meat and dairy alternatives business to €1 billion per annum by 2025-2027 (see page 22). Resource efficiency, resilience and market opportunities: ▪ Investment in energy transition technologies represents a shift to efficient and less centralised energy supply and consumption (e.g. through on-site renewable energy generation and storage), zero-emission logistics and designing products for resource-efficient consumption. This could drive decarbonisation across the value chain, while opening up the opportunity to access the utility market as an off-grid generator and create new revenue streams from grid balancing or demand side response services or providing excess renewable power of oversized capacity to supply chain partners. Actions taken: We're capitalising on resource efficiency opportunities by generating renewable electricity at our factory sites where feasible (see page 51), targeting emissions reduction from our logistics suppliers and own vehicle fleet (see page 53) and through product reformulations which make our products more resource efficient in use – for example, many of our laundry products are now low-temperature washing as standard (see page 23). Summary of high-level quantitative assessment For those risks and opportunities where we have undertaken high-level quantitative assessments, the results are shown in the tables below. These assessments show the gross impact before any action which Unilever might take to respond. The ranges reflect the different results from the reactive and proactive pathways assessed. We first undertook scenario analysis in 2017 on 2°C and 4°C scenarios. This year we have completed a 1.5°C scenario analysis. The results of this work on the way to 1.5°C is consistent with this previous work. The key differences are due to: the more extreme measures that would need to be taken to achieve a 1.5°C outcome; the evolution of the scientific assumptions contained within the IPCC's AR6 report; and a more detailed approach to the scenario analysis. The financial impact in 2030 is more significant in the 1.5°C scenario. However, the scenario avoids the greater negative impacts from the physical risks associated with higher temperature rise scenarios in 2050 and beyond. Additional non-financial information continued

STR A TEG IC R EP O R T – R EV IEW O F TH E Y EA R 61Unilever Annual Report on Form 20-F 2021 1.5°C scenario analysis financial quantification in current money Financial quantification of the assessed regulatory and market risks Potential financial impact on profit in the year if no actions to mitigate risks are taken(a) Risk 2030 2039 2050 Key assumptions Carbon tax and voluntary carbon removal costs We quantified how high prices from carbon regulations and voluntary offset markets for our upstream Scope 3 emissions might impact our raw and packaging materials costs, our distribution costs and the neutralisation of our residual emissions post 2039. -€3.2bn to -€2.4bn -€5.2bn to -€4.8bn -€6.1bn ▪ Absolute zero Scope 1 and 2 emissions by 2030 ▪ Scope 3 emissions exclude consumer use emissions ▪ Carbon price would reach 245 USD/tonne by 2050, rising more aggressively in early years in a proactive scenario ▪ The price of carbon offsetting would reach 65 USD/ tonne by 2050 ▪ Offsetting 100% of emissions on and after 2039 Land use regulation impact on food crop outputs We quantified how changing land use regulation to promote the conversion of current and future food crops to forests could drive reduced crop output and lead to increased raw material prices, impacting sourcing costs. -€0.8bn to -€0.3bn -€2.1bn to -€0.7bn -€5.1bn to -€1.7bn ▪ By 2050, in a proactive scenario, land use regulation would increase prices by: ▪ Palm: ~28% ▪ Commodities and food ingredients: ~33% ▪ By 2050, in a reactive scenario, land use regulation would increase prices by: ▪ Palm: ~10% ▪ Commodities and food ingredients: ~11% Impact of rising energy prices for suppliers and in manufacturing We quantified how electricity and gas price increases could impact both total energy annual spend as well as indirect cost increases passed through from raw material suppliers. -€0.6bn -€1.5bn -€3.4bn ▪ High uncertainty surrounds possible shifts to energy prices during a transition to 1.5°C world ▪ Analysis assumes that by 2050 average electricity prices would: ▪ Rise ~16% in The Americas ▪ Rise ~18% in Europe ▪ Decline ~1% in ASIA/AMET/RUB(b) ▪ By 2050 average global gas prices would rise by ~141% Financial quantification of the assessed physical environment risks Potential financial impact on profit in the year if no actions to mitigate risks are taken(a) Risk 2030 2039 2050 Key assumptions Water scarcity impact on crop yields We quantified how increased water-stressed areas and prolonged droughts would reduce crop outputs due to water scarcity in agricultural regions, decreasing crop viability, and impacting raw material prices. -€0.3bn to -€0.2bn -€0.7bn to -€0.5bn -€1.7bn to -€1.2bn ▪ By 2050, in a proactive scenario, water scarcity would increase prices by: ▪ Palm: ~10% ▪ Commodities and food ingredients: ~11% ▪ By 2050, in a reactive scenario, water scarcity would increase prices by: ▪ Palm: ~14% ▪ Commodities and food ingredients: ~16% Extreme weather (temperature) impact on crop yields We quantified how extreme weather events such as sustained high temperatures could impact crop output and therefore sourcing costs across key commodities. -€0.4bn to -€0.3bn -€1.1bn to -€0.8bn -€2.8bn to -€1.9bn ▪ By 2050, in a proactive scenario, extreme weather would increase prices by: ▪ Palm: ~12% ▪ Commodities and food ingredients: ~14% ▪ By 2050, in a reactive scenario, extreme weather would increase prices by: ▪ Palm: ~18% ▪ Commodities and food ingredients: ~21%

62 Unilever Annual Report on Form 20-F 2021 Financial quantification of the assessed opportunities Potential financial impact in the year if actions to capitalise on opportunities are taken(a) Opportunity 2030 2039 2050 Key assumptions Growth in plant-based foods category We quantified the potential revenue opportunity from anticipated growth in the global plant-based foods market and possible market share in 2025. +€0.5bn +€1.7bn +€6.4bn ▪ By 2050, the total global market for plant based products would rise to~USD 1.6 trillion ▪ Maintain a constant market share ▪ Product mix and product margins would remain constant (a) These potential financial impacts are based on high-level quantitative assessments of certain risk and opportunity areas which could impact us in 2030, 2039 and 2050. (b) Refers to Asia, Africa, Middle East, Turkey, Russia, Ukraine and Belarus. In summary and next steps The analysis suggests that policy interventions and changing socio-economic trends, such as regulations related to carbon pricing, land use, product composition, sourcing transparency and product labelling, and EPR would have the most significant impact on our value chain along the journey to a 1.5°C world. The next level of impact would be as a result of the transition of the energy system with rising energy prices and market volatility. We would also experience the impact of physical environment risks associated with a warmer climate, even in a 1.5°C world. While the potential risks and financial impact of limiting global warming to 1.5°C are significant if no mitigating actions are taken, the impact of the potential risks that would exist if we were not to reduce warming to 1.5°C are potentially even more significant. The outcomes from our analysis provide us with initial high-level insights into these potential business and financial impacts. These form an important input to our strategic planning process. In summary, the radical and disruptive system-wide transformation we could face in the journey to limit warming to 1.5°C by 2100, would present a significant range of material risks, where regulatory and economic risks would be the most disruptive. However, many opportunities would also emerge, which we would be well placed to seize given our ambitious commitments are aligned with a proactive route towards net zero by 2039. There is still much to do to advance our understanding of the risk and opportunities facing our business and our industry, and our strategic responses to such a radically different future. This analysis represents an important step to continue to engage and challenge our business and our stakeholders to define how we can make sustainable living commonplace. Metrics and targets Our CTAP includes key metrics and targets to assess and manage climate risks and opportunities across our value chain. Two of the targets have been recognised as science-based by the Science Based Targets initiative – see page 55 for more details. The table below provides a high-level overview of our Scope 1, 2 and 3 GHG emissions. A more detailed breakdown of emissions by source can be found in our CTAP Progress Report on page 55. Absolute GHG emissions 2021 2020 2019 Scope 1 (tonnes CO2e)(a) 565,988 606,771 659,028 Scope 2 (tonnes CO2)(b) 144,752 216,740 469,063 Scope 3 (tonnes CO2e)(c) 61,007,131 60,388,592 61,020,357 (a) Scope 1 encompasses direct GHG emissions from energy generated from fossil fuels such as gas and oil, as well as emissions from refrigerants at a small number of sites where we have reliable data; Scope 2 encompasses indirect GHG emissions from the on-site generation and purchase of electricity according to the ‘market- based method’ and purchased thermal energy. (b) 2020 and 2019 figures have been restated to align our renewable electricity reporting with updated RE100 guidance. See page 51 for more information. (c) Scope 3 encompasses indirect GHG emissions in Unilever’s value chain (upstream and downstream). Our Scope 3 emissions were recalculated in 2020 to include biodegradability of organic materials. We also recalculated consumer use to include disposal, and ingredients and packaging to include inbound transport of raw materials. See the Basis of Preparation on our website for more details on how we measure our GHG footprint www.unilever.com/planet-and-society/sustainability- reporting-centre/independent-assurance. Additional non-financial information continued

STR A TEG IC R EP O R T – R EV IEW O F TH E Y EA R 63Unilever Annual Report on Form 20-F 2021 Other non-financial disclosures Unilever is subject to a number of mandatory reporting requirements. In the following pages, we provide part of our Section 172 disclosure, our Streamlined Energy and Carbon Reporting disclosure, employee gender reporting in alignment with the UK Corporate Governance Code, our non-financial information statement in line with the UK Companies Act 2006, and our EU Taxonomy disclosure. Section 172: Engaging with our stakeholders The information set out below, together with the information on pages 69 to 71 of our Governance Report which explains how the Board considers and engages with stakeholders, forms our section 172 statement under the UK Companies Act 2006. The Unilever Compass on page 9 details the six stakeholder groups we have identified as critical to our future success: shareholders, our people, consumers, customers, suppliers & business partners and planet & society. Throughout the Strategic Report we explain how we’ve worked to create value for each in 2021, as well as how our business benefits from these vital relationships. Stakeholder How we engaged in 2021 Find out more Shareholders We engage with our shareholders on our strategy and business performance. ▪ We speak directly to shareholders through quarterly results broadcasts and conference presentations, as well as through meetings and calls about aspects of business performance and consumer trends. ▪ Senior leaders and our Board speak directly to shareholders on a broad range of issues. For example, in 2021 we presented to investors on innovation and alternative approaches to animal testing. ▪ As part of our engagement activities in 2021, we put our Climate Transition Action Plan before our shareholders for them to vote on. Page 15-17 Our people 148,000 talented people in more than 100 countries give their skills and time in Unilever offices, factories, R&D laboratories and tea estates. • Through our UniVoice survey we engaged with around 90,000 employees in 2021 and we continued to run monthly UniPulse surveys for more frequent feedback, helping us understand employee sentiment on specific topics. • We continued our bi-weekly ‘Your call’ sessions with our CEO and ULE members to give our workforce direct and regular access to our leadership team where they answered questions from our people on issues of concern to them as employees, such as employee attrition, our approach to equity, diversity and inclusion, returning to the workplace and company financial performance. • At a market level, we held regular local leader-led virtual townhall meetings to engage with employees on locally relevant topics and issues. • We held a virtual Compass Live event, inviting key senior leaders across our business to engage with and inform our employees on our Compass strategy and our progress during the year, to ensure common awareness of the factors affecting our performance. Page 18-19 Consumers 3.4 billion people use our products every day. ▪ We use our 37 People Data Centres to draw insights from social media coupled with consumer research from partners such as Kantar, Nielsen and Ipsos who we engage with through their regular surveys and panels. ▪ We use our Consumer Carelines to give us insights into the experiences of consumers when using our products – during 2021 we had around 4 million interactions through calls, emails, letters, social media and webchats. The feedback is shared with relevant parts of the business to take appropriate action. Page 20-24 Customers We partner with global retailers and eCommerce marketplaces through to small family-owned stores. ▪ We are members of the Advantage Group Survey to help us understand how we can improve our customers’ experience. This year we engaged with nearly 800 customers across 34 countries. ▪ Our larger retail partners have direct channels into us. We actively manage these relationships through our Customer Development team who regularly meet customers to discuss a range of issues including shopper insights and ways to drive category growth and sales. Through these relationships we produce Joint Business Plans for mutual benefit. ▪ We use an online platform to provide shopper insights and research for our smaller retailer customers. In 2021 we engaged with small shop owners and micro-entrepreneurs who have undertaken our financial and inclusion training programmes to understand how they have benefited from them. Page 25-26 Suppliers & business partners We work with around 53,000 supplier partners in 150 countries to source materials and provide critical services for us. ▪ Through our Supply Chain and Procurement teams, we communicate with our suppliers and business partners frequently. ▪ We conduct an annual Partner with Purpose survey to understand how our suppliers feel about working with Unilever and areas for improvement. ▪ In 2021, we continued the roll-out of the Covid-19 information site we built in 2020 for suppliers to share protocols and useful information to help keep them running safely. Page 27-28 Planet & society As a global business with a global footprint, we consider the planet and all its citizens to be a key stakeholder. ▪ As part of our sustainability materiality process, we analyse insights from our key stakeholders to make sure we’re focusing on the most important sustainability issues and to inform our reporting (see our website for more details). ▪ We engage with NGOs such as Greenpeace and the Ellen MacArthur Foundation on common issues of concern, such as plastic packaging, as well as local NGOs. ▪ We conduct an annual survey of citizens who have a strong interest in social and environmental issues, to understand their evolving interests, concerns and expectations. ▪ We engage with industry groups and forums on the sustainability issues most important to Unilever, with ULE members leading our engagement in the areas most relevant to their field of responsibility. ▪ In 2021, Unilever was a Principal Partner of COP26, giving us the opportunity to engage with a wide range of stakeholders to drive a higher level of climate ambition. Page 29-31 Additional non-financial information continued

64 Unilever Annual Report on Form 20-F 2021 Employee diversity As part of our disclosure to comply with the UK Corporate Governance Code 2018, the table below shows our workforce diversity by gender and work level for the reporting period ending 31 December 2021. 2021 2020 Gender statistics Female Male Unspecified(b) Female Male Board 6 7 0 5 7 (46)% (54)% —% (42)% (58)% Unilever Leadership Executive (ULE) 4 9 0 4 9 (31)% (69)% —% (31)% (69)% Senior management (reporting to ULE) 20 55 0 16 56 (27)% (73)% —% (22)% (78)% Management(a) 8,733 8,047 7 7,636 7,525 (52)% (48)% (0.04)% 50% 50% Total workforce 52,925 95,087 32 51,967 96,982 (36)% (64)% (0.02)% 35% 65% (a) Based on a total management population of 16,875 including ULE and senior management. (b) In 2021 we expanded our reporting to include those who are not identified as male or female in our systems. Employees who are statutory directors of the corporate entities included in this Annual Report and Accounts: 494 (65%) males and 265 (35%) females (see pages 176 to 186). Streamlined Energy and Carbon Reporting (SECR) In line with the requirements set out in the UK Government’s guidance on Streamlined Energy and Carbon Reporting, the table below represents Unilever’s energy use and associated GHG emissions from electricity and fuel in the UK (1 October to 30 September), calculated with reference to the Greenhouse Gas Protocol. The scope of this data includes eight manufacturing sites and 11 non-manufacturing sites based in the UK. In 2021, the UK accounted for 7% of our global total Scope 1 and 2 emissions as well as 5% of our global energy use, outlined in the table below. See page 51 for more on energy efficiency measures. UK operations 2021 2020 2019 Biogas (kWh) 10,025,000 9,420,000 17,045,000 Natural gas (kWh) 226,110,000 231,832,000 238,081,000 LPG (kWh) 1,411,000 1,464,000 866,000 Fuel oils (kWh) 0 59,000 580,000 Coal (kWh) 0 0 0 Electricity (kWh) 171,897,000 190,790,000 195,797,000 Heat and steam (kWh) 192,738,000 201,709,000 212,483,000 Total UK energy (kWh)(a) 364,635,000 392,499,000 408,280,000 Total global energy (kWh) 7,002,482,000 7,037,674,000 7,181,904,000 Total UK Scope 1 emissions (tonnes CO2)(b) 45,740 46,918 48,178 UK Scope 1 emissions (kg CO2) per tonne of production 56.9 49.1 55.6 Total UK Scope 2 emissions (tonnes CO2)(b)(c) 0 527 702 UK Scope 2 emissions (kg CO2) per tonne of production 0 0.6 0.8 (a) Fleet and associated diesel use excluded as it is not material. Transportation is operated by a third party and accounted for under Scope 3. (b) We report our emissions with reference to the latest Greenhouse Gas Protocol Corporate Accounting and Reporting Standard (GHG Protocol). Our only material GHG from energy is CO2, reported as required by the GHG Protocol. Other gases are immaterial. Energy use data is taken from meter reads and energy invoices from each site and then converted to kWh using standard conversion factors as published by the IPCC. (c) Carbon emission factors for grid electricity calculated according to the ‘market-based method’. Total Scope 2 emissions reported as zero in 2021 as we now use 100% renewable grid electricity across all our sites in the UK & Ireland. Additional non-financial information continued

STR A TEG IC R EP O R T – R EV IEW O F TH E Y EA R 65Unilever Annual Report on Form 20-F 2021 Non-financial information statement In accordance with sections 414CA and 414CB of the Companies Act 2006 which outline requirements for non-financial reporting, the table below is intended to provide our stakeholders with the content they need to understand our development, performance, position and the impact of our activities with regards to specified non-financial matters. Further information on these matters can be found on our website and in our Human Rights Report, including relevant policies. Non-financial matter and relevant sections of Annual Report Annual Report page reference Environmental matters Relevant sections of Annual Report and Accounts: ▪ Improving the health of our planet ▪ Climate action ▪ A waste-free world ▪ Protect and regenerate nature ▪ Climate Transition Action Plan Progress Report ▪ Task Force on Climate-related Financial Disclosures statement ▪ Policy: pages 29 to 30 ▪ Position and performance: pages 29 to 30, 34, 51 to 62 and 64 ▪ Risk: pages 47, 57 to 61 ▪ Impact: pages 29 to 30, 57 to 62 Social and community matters Relevant sections of Annual Report and Accounts: ▪ A fairer, more inclusive world ▪ Improving health, confidence and wellbeing ▪ Policy: pages 26, 30 to 31 ▪ Position and performance: pages 26, 30 to 31 and 34 to 35 ▪ Risk: pages 48 and 50 ▪ Impact: pages 26, 30 to 31 Employee matters Relevant sections of Annual Report and Accounts: ▪ Equity, diversity and inclusion ▪ Protecting health, safety and wellbeing ▪ New ways of working ▪ Skills for the future ▪ Nurturing our growth culture ▪ Policy: pages 18 to 19 ▪ Position and performance: pages 18 to 19 and 35 ▪ Risk: page 48 ▪ Impact: pages 18 to 19 Human rights matters Relevant sections of Annual Report and Accounts: ▪ Respecting and promoting human rights ▪ Raising living standards ▪ Policy: pages 28, 31 ▪ Position and performance: pages 28, 30 to 31 ▪ Risk: page 50 ▪ Impact: pages 28, 30 to 31 Anti-corruption and bribery matters Relevant sections of Annual Report and Accounts: ▪ Working with integrity ▪ Policy: page 19 ▪ Position and performance: page 19 ▪ Risk: page 50 ▪ Impact: page 19

66 Unilever Annual Report on Form 20-F 2021 EU Taxonomy disclosures New legislation has been introduced this year to support the transition to a more sustainable economy and will continue to be augmented and amended. This includes the European Union’s Sustainable Finance Disclosure Regulation which incorporates new reporting obligations including the EU Taxonomy. The Taxonomy sets out certain economic activities which are deemed to be environmentally sustainable – referred to as ‘eligible activities’. It requires European businesses to disclose certain information about these eligible activities. The EU Taxonomy is work in progress and in creating the current list of eligible activities the European Commission have not yet considered our industry, focusing instead on those industries where they believe there is most potential for climate change mitigation or adaptation. However, certain European companies are required to report against the current list of eligible activities for this year end. On the basis of the current eligible activity list and in accordance with the legislation, we have undertaken a review of the Group’s turnover, capital expenditure and operating expenditure (as defined by the EU Taxonomy) to identify the extent of any eligible activities within our business. Turnover ▪ None of our turnover as detailed in our consolidated income statement (page 114) for the year ended 31 December 2021 is derived from eligible activities. Capital expenditure (intangible assets and property, plant and equipment) ▪ 1% of our capital expenditure as detailed in our consolidated financial statements (pages 114 to 117) for the year ended 31 December 2021 is in respect of eligible activities. The activities identified are related to: (i) Construction and real estate; (ii) Water supply, sewerage, waste management and remediation; and (iii) Energy. Operating expenditure ▪ Operating expenditure as per the EU Taxonomy is defined as directly incurred, non-capitalised costs relating to research and development, building renovations, short-term leases and the repair and maintenance of property, plant and equipment. 0% of our operating expenditure for the year ended 31 December 2021 is in respect of eligible activities. WEF/IBC metrics The World Economic Forum (WEF) and the International Business Council (IBC) have defined a number of metrics and disclosures to help standardise environmental, social and governance reporting. Our Annual Report and Accounts includes a number of the 'core' WEF/IBC metrics and disclosures, including: Governing purpose (pages 8 to 9 and 72 to 73), Ethical behaviour (page 19), Risk and opportunity oversight (pages 44 to 46), Climate change (pages 51 to 62), and Employment and wealth generation (pages 112, 121 to 130, 163). Further information on core metrics will be available on our website in May. See our website for more information on reporting standards Additional non-financial information continued

Governance Unilever is subject to corporate governance requirements in the UK and as a foreign private issuer in the US. Here we describe how Unilever is governed, the role of our Board and its committees, and how our Directors are remunerated. Governance review 67 Corporate governance 78 Report of the Audit Committee 80 Report of the Corporate Responsibility Committee 82 Report of the Nominating and Corporate Governance Committee 84 Directors' Remuneration Report

68 Unilever Annual Report on Form 20-F 2021 Corporate Governance Unilever's structure Unilever PLC (PLC) is the parent company of the Unilever Group, which was incorporated under the laws of England and Wales in 1894. PLC’s shares are traded through its listings on the London Stock Exchange and Euronext in Amsterdam, with its securities also traded on the New York Stock Exchange under its American Depositary Share programme. The Board of PLC has implemented standards of corporate governance and disclosure policies applicable to a UK incorporated company, with listings in London, Amsterdam and New York. Articles of association The current Articles of Association (Articles) were approved by shareholders at the 2021 AGM and adopted with effect from 5 May 2021. The amendments made to the Articles at the 2021 AGM brought the Articles up to date in a number of areas, including providing the ability to hold AGMs and general meetings in a hybrid format, meaning a combined physical and electronic general meeting enabling shareholders to choose whether they attend and vote in person or remotely through an electronic platform. PLC also retains the ability to hold AGMs and general meetings in the traditional way as a physical meeting without attendance via an electronic platform. No decision has been taken on how best to hold AGMs or general meetings in the future, but the Directors of PLC believe that it is important to have flexibility to hold AGMs or general meetings in a different format, which is what the changes to the Articles achieved. There were also a number of other changes to the Articles to reflect changes to company law and market practice. Lapse of distributions Any PLC dividend unclaimed after 12 years from the date of the declaration of the dividend by PLC reverts to PLC. Any unclaimed dividends may be invested or otherwise applied for the benefit of PLC while they are unclaimed. PLC may also cease to send any cheque for any dividend on any shares normally paid in that manner if the cheques in respect of at least two consecutive dividends have been returned to PLC or remain uncashed. Unilever N.V., the former parent company of the Unilever Group alongside PLC, was merged in to PLC and dissolved in November 2020 (Unification). The time periods for the right to claim cash dividends or the proceeds of share distributions declared by Unilever N.V. before Unification will remain at 5 and 20 years, respectively, after the first day the dividend or share distribution was obtainable from Unilever N.V. Any such unclaimed amounts will revert to Unilever PLC after the expiry of these time periods. Redemption provisions and capital call Outstanding PLC ordinary shares cannot be redeemed. PLC may make capital calls on money unpaid on shares and not payable on a fixed date. PLC has only fully paid shares in issue. Modification of rights Modifications to PLC's Articles of Association must be approved by a general meeting of shareholders. Modifications that prejudicially affect the rights and privileges of a class of PLC shareholders require the written consent of three-quarters of the affected holders (excluding treasury shares) or a special resolution passed at a general meeting of the class at which at least two persons holding or representing at least one-third of the paid-up capital (excluding treasury shares) must be present. Every shareholder is entitled to one vote per share held on a poll and may demand a poll vote. At any adjourned general meeting, present affected class holders may establish a quorum. Indemnification The power to indemnify PLC Directors, together with former Directors, the Company Secretary and the directors of subsidiary companies, is provided for in PLC’s Articles of Association and deeds of indemnity have been agreed with all PLC Directors. Third-party directors’ and officers’ liability insurance was in place for such individuals throughout 2021 and is currently in force. In addition, PLC provides indemnities (including, where applicable, a qualifying pension scheme indemnity provision) to the Directors of three subsidiaries, each of which acts or acted as trustee of a Unilever UK pension fund. Appropriate trustee liability insurance is also in place. The Governance of Unilever A comprehensive description of Unilever's corporate governance arrangements, including further details on the structure of the Unilever Group, is set out in ‘The Governance of Unilever'. It further details the roles and responsibilities of the Chair, Senior Independent Director (SID), CEO, CFO and other corporate officers and how our Board effectively operates, governs itself and delegates its authorities. The Governance of Unilever also describes Directors' appointment, tenure, induction and training, Directors' ability to seek independent advice at Unilever's expense and details about Board and Management Committees (including the Disclosure Committee). Unilever’s strong governance makes it well-placed to meet its strategic targets by ensuring it has effective risk management and internal controls, a diverse board, and high levels of engagement with stakeholders. www.unilever.com/board-and-management-committees Board The Board of PLC has ultimate responsibility for the management, general affairs, direction, culture, performance and long-term success of our business as a whole. The Directors lead by example, promoting Unilever's culture and acting with integrity. The majority of the Directors are independent Non-Executive Directors who essentially have a supervisory role, providing constructive challenges, strategic guidance and specialist advice. In the normal course, Unilever has two Executive Directors, the CEO and the CFO. A list of our current Directors can be found on pages 72 to 73. Board Committees The Board has established four Board Committees: the Audit Committee, the Compensation Committee, the Corporate Responsibility Committee, and the Nominating and Corporate Governance Committee. The terms of reference of these Committees can be found on our website and the reports of each Committee, including attendance at meetings in 2021, can be found on pages 73 and 78 to 104. www.unilever.com/boardsofunilever Board meetings In the ordinary course, six Board meetings are planned throughout the calendar year to consider important corporate events and actions, for example, the half-year and full-year results announcements; the development and approval of our strategy; oversight of the performance of the business; review of the risk framework; authorisation of major transactions; declaration of dividends; review of the financial plan; succession planning; review of the functioning of the Board and its Committees; culture; workforce engagement; and review of corporate responsibility. Other ad hoc Board meetings are convened to discuss strategic, transactional and governance matters that arise. A majority of Board meetings are held in the UK. In 2021, due to the Covid-19 pandemic, the Board met physically in October and November only and these Board meetings took place in the UK. The Board held all other meetings in 2021 virtually, these being in February, March, May, June, July and September. The Chair leads the Board and is responsible for its overall effectiveness in directing the Unilever Group. The Chair sets the Board’s agenda, ensures the Directors receive accurate, timely and clear information, promotes and facilitates constructive relationships and effective contribution of all the Executive and Non-Executive Directors, and promotes a culture of openness and debate. The Group Secretary supports the Board to ensure that it has the policies, processes, information, time and resources it needs to function effectively and efficiently. When there is a Board meeting, the Non-Executive Directors usually meet also as a group, without the Executive Directors present. In 2021 they met six times. The Chair, or in his absence the SID, chairs such meetings. The table showing the attendance of current Directors at Board meetings in 2021 can be found on page 73. If Directors are unable to attend a Board meeting, they have the opportunity beforehand to discuss any agenda items with the Chair.

69 G O V ER N A N C E R EP O R T Unilever Annual Report on Form 20-F 2021 Board evaluation Each year the Board formally assesses its own performance, including with respect to its composition, diversity and how effectively its members work together, with the aim of helping to improve the effectiveness of both the Board and the Committees. At least once every three years, an independent third party facilitates the evaluation. The last external evaluation was performed at the end of 2019 by No.4, an independent third party consultant, and consisted of individual interviews with the Directors followed by a Board discussion in January 2020, covering both the outcome of the evaluation and the proposed actions to enhance the effectiveness of the Board. At the end of 2021, the Board performed an internal evaluation which consisted of the Directors completing a questionnaire that focused on a number of key areas including strategy, risk/financial controls, Board effectiveness, virtual ways of working, and information/knowledge. The Chair’s statement on pages 4 to 5 describes the key actions agreed by the Board following the internal evaluation. The evaluation of the performance of the Chair and CEO is led by the SID and Chair respectively, and bespoke questionnaires are used to support these evaluations. Committees of the Board evaluate themselves annually under supervision of their respective Chairs taking into account the views of respective Committee members and the Board. The key actions agreed by each Committee in the 2021 evaluations can be found in each Committee Report. Board appointment The report of the Nominating and Corporate Governance Committee (NCGC) on pages 82 to 83 describes the work of the NCGC in Board appointments and recommendations for re-election. The procedure for the nomination and appointment of Directors is contained within the document entitled ‘Appointment procedure for PLC Directors' which is available on our website. Directors may be appointed by a simple majority vote of shareholders at a general meeting, or on an interim basis by the Board (in which case they will offer themselves for reappointment at the next AGM). www.unilever.com/boardsofunilever Board induction and training All new Directors participate in a comprehensive induction programme when they join the Board. The Chair ensures that ongoing training is provided for Directors by way of site visits, presentations and circulated updates at (and between) Board and Board Committee meetings. The training covers, among other things, Unilever’s business, environmental, social, corporate governance, regulatory developments and investor relations matters. For example, in 2021 the Directors received presentations on our sustainability strategy, our people strategy, progress on our 5 Growth Fundamentals, and eCommerce. Independence and conflicts It is important that the Non-Executive Directors can be considered to be independent. Each year the Board conducts a thorough review of the Non-Executive Directors’, and their related or connected persons’, relevant relationships referencing the criteria set out in The Governance of Unilever which is derived from the relevant best practice guidelines in the UK and US. The Board currently considers all our Non-Executive Directors to be independent of Unilever for the purposes of the UK Corporate Governance Code. We attach special importance to avoiding conflicts of interest between PLC and its Directors. The Board ensures that there are effective procedures in place to avoid conflicts of interest by Board members. A Director must without delay report any conflict of interest or potential conflict of interest to the Chair and to the other Directors, or, in case any conflict of interest or potential conflict of interest of the Chair, to the SID and to the other Directors. The Director in question must provide all relevant information to the Board, so that the Board can decide whether a reported (potential) conflict of interest of a Director qualifies as a conflict of interest within the meaning of the relevant laws. A Director may not take part in the decision- taking process of the Board in respect of any situation in which he or she has a conflict of interest. We consider the procedures that Unilever has put in place to deal with conflicts of interest operate effectively. Unilever recognises the benefit to the individual and the Unilever Group of senior executives acting as directors of other companies but, to ensure outside directorships of our Executive Directors do not involve an excessive commitment or conflict of interest, the number of outside directorships of listed companies is generally limited to one per Executive Director and approval is required from the Chair. Unilever, through the NCGC, assesses and monitors the structure of the Board including the other directorships held or proposed to be held by Non-Executive Directors. Unilever aims to have a Board with a diverse range of skills and capabilities and works to the principle that each Director shall have sufficient time available for the performance of his or her duties. Unilever considers that the other board responsibilities of its Non-Executive Directors, including those taken on during 2021, are fully consistent with these aims. How the Board engages with employees As in previous years, given Unilever’s global footprint and scope of operations, the Board decided that the most effective way of organising its engagement with employees was to share the responsibility among all Non-Executive Directors as a collective point of contact. In 2021, Unilever published a Workforce Engagement Policy (further details can be found on our website) setting out our approach to workforce engagement, which is endorsed by the Board. A number of workforce engagement activities are provided for in the policy including face-to-face engagement sessions with Non-Executive Directors, engaging with employee representatives, townhall meetings, site visits, employee engagement surveys and Code of Business Principles reports. We believe that taking into account feedback from our workforce widens the diversity of our Board’s views when making business decisions. At the start of the year, the Board discussed the progress on workforce engagement in 2020 and endorsed the programme for 2021. The Board considered workforce engagement valuable, offering the ability to tap into and understand different aspects of Unilever globally and to hear from people at all organisational levels, including junior employees. The engagements gave the Non-Executive Directors the ability to be systematically closer to markets and other parts of the business. In 2021, the continuing Covid-19 pandemic meant we were required to hold workforce engagement activities virtually. Non-Executive Directors attended 14 virtual workforce engagement events across a diverse range of the workforce. This method of engagement provided Non-Executive Directors with the opportunity to meet and hear directly from cohorts of employees at all levels, geographies and Divisions across the business and allowed for discussions covering a wide range of topics. Non-Executive Directors engaged with topics that are personal to the workforce including health and wellbeing, equity, diversity and inclusion, and compensation and incentives. Non-Executive Directors heard from employees on strategic initiatives during sessions dedicated to the Unilever Compass and sustainability, innovation, eCommerce, and a specific geography visit with employees in North Asia. Sessions were dedicated to ways of working with two sessions focused on the future of work initiatives hearing from employees on Unilever’s alternative employment models and those upskilling their teams and colleagues in future-fit skills. New hybrid ways of working were discussed with employees who had returned to offices. Non-Executive Directors connected with factory workers across three sessions hearing from employees in factories in Indonesia, Nigeria and Hungary as well as employee representatives from Italy. Lastly, Non-Executive Directors engaged with employees in the cyber security team to hear about their activities in managing this topic. We collaborated with the European Works Council (EWC) in a number of areas. An engagement session was held with the EWC to share Unilever’s social commitments. We co-developed and hosted a future of work conference with the EWC, which was attended by a member of the ULE. The conference highlighted best practices, outlined future plans and committed to drive the future of work agenda across

Europe through site visits and engagements. Throughout the year, we worked in a small group with the EWC focused on equity, diversity and inclusion, exploring opportunities to achieve a better gender balance in supply chain, for example, in relation to shift patterns and flexible working. In 2022, we intend to hold a joint conference with the EWC to promote the equity, diversity and inclusion agenda across Europe. Perspectives from the workforce were taken into consideration in decision-making. For example: • Employee engagement survey (UniVoice) results from 2020 showed a need to focus more on career development, so this was added to the HR priorities for 2021.

70 Unilever Annual Report on Form 20-F 2021 Unilever Compass strategic choices Board discussions Stakeholders considered Develop our portfolio into high growth spaces Our disposals and acquisitions: ekaterra and Paula’s Choice Shareholders, our people, consumers, customers, planet & society Win with our brands as a force for good, powered by purpose and innovation Our approach to innovation and the Climate Transition Action Plan (CTAP) Shareholders, our people, consumers, customers, suppliers & business partners, planet & society Accelerate in USA, India, China and key growth markets Growth strategies in USA, India and China Shareholders, our people, consumers, customers, suppliers & business partners, planet & society Lead in the channels of the future Accelerating eCommerce and becoming the digital commerce partner of choice for customers Shareholders, our people, consumers, customers Build a purpose-led, future-fit organisation and growth culture Our strategy for equity, diversity and inclusion (EDI) Shareholders, our people, consumers, customers, suppliers & business partners, planet & society • In the health and wellbeing engagement session, attendees suggested providing more training in this area. Line managers have access to training sessions, webinars, supporting material, bereavement guidance, Covid mental health guidebook, policies, online training plans, and a team energy tool. • Our Senior Independent Director attended a town hall meeting in July 2021, which was an opportunity for all employees globally to engage with one of our Non-Executive Directors. Employees were able to ask questions and receive feedback on topics, such as gender diversity pipeline for the Board, hearing employee perspectives, growth opportunities, CEO pay ratio, living wage and gender pay equity. • In an engagement session on the Unilever Compass, employees were able to ask Non-Executive Directors to leverage their networks to help expand Unilever's ability to influence stakeholders on sustainability. • An engagement session on the U-work employment model (employees engaged on assignments) identified a need to further consider IT access and aspects of compensation based on stage of career. The Non-Executive Directors remain committed to ensuring employment rights continue for workers under the U-work model. • In a session focused on North Asia, employees asked for feedback from the Non-Executive Directors on the business in China. The Non- Executive Directors confirmed that demand and production in China are both powerful and important to Unilever. They also confirmed business focus on sustainability and local product solutions in China. • The Board believes that ensuring a culture that embraces differences without bias is key to stepping up diverse talent representation. This has been facilitated, for example, by inclusion workshops and catalyst conversations, starting with the ULE. The engagement activities in 2021 continue to be a success with positive feedback from employees and Non-Executive Directors alike. A survey of employees who attended found that 59% felt their session topic was extremely relevant to them, all felt they were given the opportunity to raise matters of interest to them and felt listened to, and all felt the sessions are an effective way for Unilever to engage with employees. Non-Executive Directors found the virtual sessions allowed for effective dialogue with a broad range of employees. Therefore, we intend to continue with virtual connects in 2022 to access hard-to- reach sites and diverse Unilever communities. Based on feedback from Non-Executive Directors, we will also look to carry out some in-person engagement sessions in 2022, subject to any travel restrictions caused by Covid-19. Board discussions and decision-making Within our business model we have identified six stakeholder groups that are crucial to our ongoing success, see page 9. As part of our Section 172 of the UK Companies Act 2006 disclosure, below we detail how our Directors engaged with stakeholders and had regard to their interests when setting Unilever’s strategy and taking decisions concerning the business. This, along with the information on page 63 which explains how we engaged with our stakeholders in 2021 and the information on pages 69 to 70 which explains how we engaged with our employees in 2021, form our Section 172 statement. With clear roles and responsibilities defined by the Governance of Unilever, the Board and the ULE work in tandem to ensure the success of the business, informed by the individual knowledge and experience Board members bring. Board meetings, knowledge sessions covering Unilever Compass topics, visits and an agreed programme of engagement with employees ensure the Board and ULE can come to a rounded view of the interests of stakeholders when making strategic decisions. In 2021, the ten Board visits were held virtually due to Covid-19 and included sessions with a number of key markets as well as detailed discussions on Unilever’s largest brands, Dove and Knorr. The following section illustrates the key discussions and decisions of the Board in 2021, including highlighting how the Board considered the interests of stakeholders in the context of the strategic choices set out in the Unilever Compass. Develop our portfolio into high growth spaces The evolution of our portfolio into high growth spaces is an important part of our growth strategy. As one of the steps to deliver this strategy, the Board endorsed proposals to separate Unilever’s global tea brands into a new entity, to place them into a new company called ekaterra and then to sell ekaterra via an agreement reached in 2021 (see page 15). The Board concluded that ekaterra’s strong portfolio and positive momentum would enable it to prosper under new ownership, while the interests of Unilever would be served through a portfolio more focused on high-growth spaces. We have also acquired new brands in pursuit of our strategy. Our most recent is Paula’s Choice, a digitally-led cruelty-free brand (see page 15). The acquisition represents a strong addition to Beauty & Personal Care’s Prestige beauty portfolio and supports Unilever’s expansion into this fast- growing market. In June, the Board approved the acquisition of Paula’s Choice, noting its potential for growth and the strength it would bring to the business in terms of its appeal to consumers, particularly those seeking cruelty-free options and transparency on ingredients. The company’s long experience in digital commerce will also be invaluable as we pursue another of our strategic ambitions to become a leader in channels of the future. Win with our brands as a force for good, powered by purpose and innovation We rely on our world class R&D capability to evolve our portfolio and capitalise on high growth opportunities. We’ve developed a number of focused science and technology initiatives to position the business for the future – based on clear priorities and disciplined execution of bigger projects. A number of these focus on opportunities from the low carbon transition. Home Care’s Clean Future strategy is already demonstrating the potential of our ambitious approach with high-performance renewable and recycled ingredients (see page 23). And through our Future Foods strategy we're developing lower carbon, plant-based foods alternatives (see page 22). Our comprehensive Climate Transition Action Plan (CTAP) sets out how through our business, our purpose-led brands and our value chain partners we will transition to net zero emissions by 2039 and zero emissions in our operations by 2030. Innovation will play a key role in achieving these goals. The Board approved the CTAP’s creation in 2020 and supported our proactive stance in setting out this ambitious agenda, agreeing that it was a critical move for the long-term benefit of the business and society. Corporate governance continued

71 G O V ER N A N C E R EP O R T Unilever Annual Report on Form 20-F 2021 We published the CTAP in 2021, with reference to a number of climate- related investor initiatives to ensure that it met investor expectations. The views of investors were canvassed by the Chair, CEO and CFO. Investors supported the publication of the CTAP, agreeing that it represented a well- considered approach to managing risk and opportunity. The Board studied the cost assumptions underlying the CTAP and considered the long-term commercial gain from emissions reductions, noting that leveraging the power of Unilever’s value chain will be essential to drive the scale and pace of the change required. They also emphasised that citizens and consumers have increasing expectations of company action on climate change. The Board concluded that the CTAP will prove valuable in the future, particularly plans to communicate the carbon footprint of products. These footprints – which will require in-depth GHG lifecycle analysis by our R&D teams – will ultimately help consumers make lower carbon choices. In March 2021, the Board agreed that the CTAP should be put to a non- binding advisory vote at the AGM in May, where it received overwhelming support with over 99% of votes in favour. Accelerate in USA, India, China and key growth markets During the year the Board scrutinised progress against the Unilever Compass strategy. Underpinning the success of the Unilever Compass are the 5 Growth Fundamentals (see page 9) – which are being driven with discipline throughout Unilever to improve the operation of the business. In addition, they held in-depth discussions with our three biggest businesses – the USA, India and China – to analyse progress on growth in these important markets. In discussions with the US leadership team, the Board noted that the USA represents a very competitive and volatile market. The US business is building its competitiveness, and growing the proportion of the business sold through eCommerce remains a priority. It is working closely with customers, for example by creating customised product ranges for them, while boosting its premium product portfolio. Ensuring its brands serve the varying needs of consumers, for example the Hispanic population, has also been identified as a priority. The Board’s discussion with our Indian business focused on the continued resilience of Hindustan Unilever during 2021 and the opportunities over the next decade as internet access increases and the Indian economy expands. Hindustan Unilever is pursuing growth in line with the Unilever Compass – with a particular focus on making good nutrition accessible and building our beauty brands. Recognising that these plans respond to consumer needs, the Board endorsed Hindustan Unilever’s strategic growth ambitions. In China, consumers’ passion for digital commerce continues to rise. The Board spoke to the Unilever China leadership team and studied an example of how the Chinese business had benefited from improving its digital capabilities. By connecting real-time social media advertising to eCommerce sites, it was able to track the effectiveness of its advertising in converting to sales, and ultimately to derive a bigger return on its marketing investment. Integrating digital processes is a company-wide imperative to support growth, and Unilever has placed a high priority on training for employees, particularly for those in marketing (see page 19). From its workforce engagement discussions with employees (see page 69), the Board recognised the importance of localised products and solutions for Chinese consumers, and urged Unilever China to continue developing its portfolio of in-home foods, hygiene, and health and wellbeing brands. Lead in the channels of the future Online commerce continues to grow, a trend that accelerated as people switched to digital channels during the pandemic. The Board keeps close track of Unilever’s strategic choice to lead in the channels of the future, which goes hand in hand with the strategic choice to accelerate growth in key markets. The Board focused on eCommerce during its July meeting and Unilever’s aim to become the digital commerce partner of choice for customers. To achieve this, we are developing our capabilities across business-to- business (B2B) and business-to-consumer (B2C) channels. At the same time, we are exploring new business models and new routes to market in our aim to help customers – both large and small – grow their businesses. Digital commerce also featured prominently in the Board’s virtual visit programme during the year as business leaders, from markets as disparate as Brazil to Benelux, explained its importance in winning in the marketplace. For example, the Board discussed how the Chinese business is investing in people to deliver on this fast-moving agenda: recruiting from a highly competitive market and equipping existing employees with specialist skillsets such as data science. This visit reinforced a discussion in the workforce engagement programme, where earlier in the year the Board had emphasised the vital role of the Chinese business in delivering Unilever’s growth strategy. The Board was pleased to see that Unilever’s initiatives are paying off, with eCommerce growing by 44% to reach 13% of turnover in 2021. Board members considered that accelerating this momentum remains crucial to the future success of the business. Build a purpose-led, future-fit organisation and growth culture The Board reviewed Unilever’s plans for a new organisational model during its annual strategy discussions in 2021. It noted that the objectives of the simplified model were to create a leaner and faster organisation that is better able to respond to a fast-changing and intensely competitive environment. Employee feedback had also echoed the need for greater speed and agility. Five new category-focused Business Groups will equip Unilever to be more responsive to consumer and channel trends as each Group will be accountable for its strategy, growth, and profit delivery. Through its Compass goals, Unilever is driving equity, diversity and inclusion in its culture and workforce, through its brands, in its advertising and among its suppliers. The Board considers that a bias-free culture is crucial if we are to benefit from the talent of a diverse workforce, a view that was reinforced through our workforce engagement where gender diversity and gender pay equity were raised by employees. The CEO chairs Unilever’s Global Diversity Board and the Board’s Corporate Responsibility Committee (CRC) also regularly reviews the topic. The Committee welcomed Unilever’s comprehensive strategy and supported Unilever’s drive to maximise the use of tools and data-driven insights to inform decision-making, for example to ensure fairness in recruitment and appointments. To support this improved decision-making, we are using a mix of behavioural science and data to shed light on our senior leaders’ hiring patterns. Unilever’s equity, diversity and inclusion strategy focuses on four areas: gender; race and ethnicity; people with disabilities; and LGBTQI+ communities. The CRC probed the detail of this strategy, enabling it to see, for example, how we are determining a baseline on people with disabilities to inform our future steps and how we are equipping eight countries to support advocacy on human rights and freedom from discrimination. And through a Board knowledge session, our objective to increase the representation of women across the business was also discussed. Further illustrations of this strategy in action were shared in many of the Board virtual visits, for instance Unilever’s team in Brazil explained their targets to ensure equality of opportunity for Black and mixed-race people (who make up half of the Brazilian population) in leadership roles – so that leaders reflect the societies they live in and the consumers they serve. And at a brand level, the Board engaged with Dove’s team who shared their work to challenge systemic race-based hair discrimination through The CROWN Act.

72 Unilever Annual Report on Form 20-F 2021 Committee membership key Chair AC Audit Committee CC Compensation Committee CR Corporate Responsibility Committee NC Nominating and Corporate Governance Committee Our Board of Directors Nils Andersen Chair Nationality Danish Age 63, Male Appointed April 2015 CC NC Andrea Jung Vice Chair/Senior Independent Director Nationality American/Canadian Age 62, Female Appointed May 2018 CC Alan Jope CEO Nationality British Age 57, Male Appointed CEO January 2019 Appointed Director May 2019 Current external appointments: AKZO Nobel N.V. (Chair); Worldwide Flight Services (Chair); Salling Foundation (NED); European Round Table of Industrialists (Member). Previous experience: Faerch Plast (Chair); Salling Group (Chair); BP plc (NED); A.P. Moller – Maersk A/S (Group CEO); Carlsberg A/S and Carlsberg Breweries A/S (CEO); European Round Table of Industrialists (Vice-Chairman); Unifeeder S/A (Chairman). Current external appointments: Grameen America Inc. (President and CEO); Apple Inc. (NED); Wayfair Inc. (NED). Previous experience: Avon Products Inc. (CEO); General Electric (Board member); Daimler AG (Board member). Current external appointments: Generation Unlimited (Chair). Previous experience: Beauty & Personal Care Division (President); Unilever Russia, Africa and Middle East (President); Unilever North Asia (President); SCC and Dressings (Global Category Leader); Home and Personal Care North America (President). Graeme Pitkethly CFO Nationality British Age 55, Male Appointed CFO October 2015 Appointed Director April 2016 Laura Cha Non-Executive Director Nationality Chinese Age 72, Female Appointed May 2013 NC CC Judith Hartmann Non-Executive Director Nationality Austrian Age 52, Female Appointed April 2015 AC Current external appointments: Pearson Plc (NED); Financial Stability Board Task Force on Climate-related Financial Disclosures (Vice Chair); The 100 Group Main Committee (Vice Chair); UN Global Compact CFO Task Force. Previous experience: Unilever UK and Ireland (EVP and General Manager); Finance Global Markets (EVP); Group Treasurer; Head of M&A; FLAG Telecom (VP Corporate Development); PwC Current external appointments: Hong Kong Exchanges and Clearing Ltd (Chair); Foundation Asset Management Sweden AB (Senior International Adviser); Executive Council of the Hong Kong Special Administrative Region (Non- official member); CSRC International Advisory Council (Vice Chair). Previous experience: HSBC Holdings plc (NED); Securities and Futures Commission, Hong Kong (Deputy Chair); China Securities Regulatory Commission (Vice Chair); China Telecom Corporation Limited (NED); 12th National People’s Congress of China (Hong Kong Delegate). Current external appointments: None Previous experience: ENGIE Group (Deputy CEO); Suez (NED); General Electric (various roles); Bertelsmann SE & Co. KGaA (CFO); RTL Group SA (NED); Penguin Random House LLC (NED). Adrian Hennah Non-Executive Director Nationality British Age 64, Male Appointed November 2021 AC Susan Kilsby Non-Executive Director Nationality American/British Age 63, Female Appointed August 2019 AC Ruby Lu Non-Executive Director Nationality Chinese Age 51, Female Appointed November 2021 NC CC Current external appointments: J Sainsbury plc (NED); Oxford Nanopore Technologies plc (NED). Previous experience: Reckitt Benckiser Group plc (Executive Director); RELX plc (NED). Current external appointments: Fortune Brands Home & Security Inc. (Chair); Diageo plc (Senior Independent Director); NHS England (Board Member). Previous experience: BHP plc (NED); L’Occitane International (NED); Keurig Green Mountain (NED); Coca-Cola HBC AG (NED); Goldman Sachs International (NED); Shire plc (Chair); Mergers and Acquisitions, EMEA – Credit Suisse (Chair). Current external appointments: Uxin Limited (NED); Yum China Holdings Inc. (NED). Previous experience: iKang Healthcare Group, (NED); Blue City Holdings Limited (NED). Our Non-Executive Directors bring diverse experience to the Board’s strategic discussions and decision-making

73 G O V ER N A N C E R EP O R T Unilever Annual Report on Form 20-F 2021 Board tenure 38% 6-9 years 31% 0-3 years 31% 3-6 years Board ethnicity 61% White 31% Asian 8% Black Board gender diversity 54% Male 46% Female Non-Executive Directors Nils Andersen Laura Cha Judith Hartmann Adrian Hennah Andrea Jung Susan Kilsby Ruby Lu Strive Masiyiwa Youngme Moon John Rishton Feike Sijbesma Leadership of complex global entities &uuml; &uuml; &uuml; &uuml; &uuml; &uuml; &uuml; &uuml; &uuml; Broad board experience &uuml; &uuml; &uuml; &uuml; &uuml; &uuml; &uuml; &uuml; &uuml; &uuml; &uuml; Geo-political exposure &uuml; &uuml; &uuml; &uuml; &uuml; &uuml; &uuml; &uuml; &uuml; Financial expertise &uuml; &uuml; &uuml; &uuml; &uuml; &uuml; &uuml; &uuml; &uuml; FMCG/consumer insights &uuml; &uuml; &uuml; &uuml; &uuml; &uuml; &uuml; &uuml; &uuml; Emerging markets experience &uuml; &uuml; &uuml; &uuml; &uuml; &uuml; &uuml; &uuml; &uuml; &uuml; Digital insights &uuml; &uuml; Marketing and sales expertise &uuml; &uuml; &uuml; &uuml; Investment banking and transaction expertise &uuml; &uuml; Science, technology and innovation expertise &uuml; &uuml; &uuml; &uuml; Purposeful business and sustainability experience &uuml; &uuml; &uuml; &uuml; &uuml; &uuml; &uuml; HR and remuneration in international firms &uuml; &uuml; &uuml; &uuml; &uuml; &uuml; &uuml; &uuml; &uuml; Strive Masiyiwa Non-Executive Director Nationality Zimbabwean Age 61, Male Appointed April 2016 CR Youngme Moon Non-Executive Director Nationality American Age 57, Female Appointed April 2016 CR Current external appointments: Econet Group, privately held (Founder and Executive Chairman); Econet Wireless Zimbabwe Ltd (NED); Netflix Inc. (NED); International Advisory Board of Bank of America (Board member); Stanford University Advisory Board (Board member); National Geographic Society (Board member). Previous experience: Africa Against Ebola Solidarity Trust (Co-Founder and Chairman); Grow Africa (Co-Chairman); Nutrition International (formerly known as Micronutrient Initiative) (Chairman); Rockefeller Foundation (Trustee). Current external appointments: Mastercard Inc. (Board member); Sweetgreen Inc. (Board member); Jand Inc. (Warby Parker) (Board member); Harvard Business School (Professor). Previous experience: Harvard Business School (Chair and Senior Associate Dean for the MBA Program); Massachusetts Institute of Technology (Professor); Avid Technology (NED); Rakuten Inc. (NED). John Rishton Non-Executive Director Nationality British Age 64, Male Appointed May 2013 AC Feike Sijbesma Non-Executive Director Nationality Dutch Age 62, Male Appointed November 2014 CR NC Current external appointments: Informa plc (Chairman); Serco Group plc (Chairman); Majid al Futtaim Properties LLC (Board member). Previous experience: Rolls-Royce Holdings plc (CEO); Koninklijke Ahold NV (merged to Koninklijke Ahold Delhaize NV) (CEO, President and CFO); ICA (now ICA Gruppen AB) (NED); Associated British Ports Holdings Ltd. (NED). Current external appointments: Royal Philips (Chairman); Royal DSM NV (Honorary Chairman); De Nederlandsche Bank NV (Member of the Supervisory Board); Trustees of the World Economic Forum (Board member); Board of the Global Center on Adaptation (Co-Chair); Advisor Africa Improved Foods. Previous experience: Royal DSM NV (Former CEO); Utrecht University (Supervisory Director); Stichting Dutch Cancer Institute/Antoni van Leeuwenhoek Hospital NKI/AVL (Supervisory Director); CPLC WBG (Chair). Attendance at Board Meetings Planned Adhoc Planned Adhoc Planned Adhoc Nils Andersen 6/6 3/3 Andrea Jung 6/6 3/3 Youngme Moon 6/6 3/3 Laura Cha 6/6 3/3 Susan Kilsby 6/6 3/3 Graeme Pitkethly 6/6 3/3 Judith Hartmann 6/6 3/3 Ruby Lu 1/1 N/A John Rishton 6/6 3/3 Adrian Hennah 1/1 N/A Strive Masiyiwa 6/6 3/3 Feike Sijbesma 6/6 2/3 Alan Jope 6/6 3/3 Based on ONS categorisation.

74 Unilever Annual Report on Form 20-F 2021 Unilever Leadership Executive (ULE) Our executive management team is responsible for the day-to-day running of the business and the execution of our strategy. The Board has delegated the operational running of the Unilever Group to the CEO with the exception of the following matters which are reserved for the Board, as more fully set out in the Governance of Unilever:: structural and constitutional matters, corporate governance, approval of dividends, approval and monitoring of overall strategy for the Unilever Group, approval of significant transactions or arrangements in relation to mergers, acquisitions, joint ventures and pensions. The CEO is responsible to the Board in relation to the operational running of the Group and other powers delegated to him by the Board. The CEO can delegate any of his powers and discretions, and he does so delegate to members of the ULE (with power to sub-delegate). The ULE is composed of the CEO, CFO and other senior executives who assist the CEO in the discharge of the powers delegated to the CEO by the Board. Members of the ULE report to the CEO, and the CEO supervises and determines the roles, activities and responsibilities of the ULE. While ULE members (other than the CEO and the CFO) are not part of the Board decision-making process, to provide the Board with deeper insights, ULE members often attend those parts of the Board meetings which relate to the operational running of the Group. The ULE currently consists of the CEO, CFO and those listed below. As announced on 25 January 2022, there will be some changes to the leadership team with effect from 1 April 2022. These are indicated below. For Alan Jope and Graeme Pitkethly, see page 72 ULE as at December 31 2021 *For ULE changes and new appointments, see page 75 Conny Braams Chief Digital & Marketing Officer Nationality Dutch Age 56, Female Appointed to ULE January 2020 Joined Unilever 1990 Reginaldo Ecclissato* Chief Business Operations Officer Nationality Brazilian Age 53, Male Appointed to ULE January 2022 (replacing Marc Engel) Joined Unilever 1991 Hanneke Faber* President, Foods & Refreshment Nationality Dutch Age 52, Female Appointed to ULE January 2018 Joined Unilever 2018 Current external appointments: Kr&ouml;ller-M&uuml;ller Museum (Advisory Board member); Rotterdam School of Management, Erasmus University (Advisory Board member). Previous Unilever posts include: Unilever Middle Europe (EVP); Unilever Benelux (Chair and EVP); Home Care Europe (EVP); Unilever Food Solutions Asia, Africa and Middle East (EVP); various Unilever marketing and general management roles. Previous Unilever posts include: EVP for Mexico, Caribbean, and Central America; EVP Supply Chain for North America and Latin America; VP Supply Chain, Home Care for the Americas. Current external appointments: Tapestry Inc. (NED); FoodDrinkEurope (Board member); Leading Executives Advancing Diversity (LEAD) (Advisory Board member); Pepsi/Lipton JV (Board member). Previous posts include: Bayer AG (Supervisory Board member); Royal Ahold Delhaize (CEIO & EC member); Royal Ahold (CCO & EC member); P&G (VP & GM). Previous Unilever posts include: Europe (President). Fabian Garcia* President, North America Nationality American Age 62, Male Appointed to ULE January 2020 Joined Unilever 2019 Sunny Jain* President, Beauty & Personal Care Nationality Canadian Age 46, Male Appointed to ULE June 2019 Joined Unilever 2019 Sanjiv Mehta President, Unilever, South Asia and Chair and Managing Director, Hindustan Unilever Nationality Indian Age 61, Male Appointed to ULE May 2019 Joined Unilever 1992 Current external appointments: Council of Foreign Relations in the US (member); Arrow Electronics (Board member). Previous posts include: Revlon (President and CEO); Colgate Palmolive (COO; President of the Asia/Pacific Division, EVP Latin America); P&G (President of Asia Pacific, General Manager of Venezuela). Previous posts include: Amazon.com Inc. (Head of Core Consumables/FMCG Retail; VP Consumables/FMCG Innovation); P&G US and P&G Canada (various roles in New Business Creation, Marketing, Sales and Information Technology). Current external appointments: Board of Indian School of Business (Director); Federation of Indian Chambers of Commerce and Industry (Senior Vice President); Breach Candy Hospital Trust (member); South Asia Advisory Board of Harvard Business School (member); Xynteo’s ‘India 2022’ (Chair); Advisory Network to the High Level Panel for a Sustainable Ocean Economy (Co-Chair). Previous Unilever posts include: Advisory Network to the High Level Panel for a Sustainable Ocean Economy (Co-Chair); Unilever North Africa and Middle East (Chair and CEO); Unilever Philippines Inc. (Chair and CEO); Unilever Bangladesh Limited (Chair and Managing Director).

75 G O V ER N A N C E R EP O R T Unilever Annual Report on Form 20-F 2021 ULE gender diversity 31% Female 69% Male ULE ethnicity Hisp/Latino 54% White 31% Asian 15% Other ethnic group Leena Nair* Chief HR Officer Nationality British Age 52, Female Appointed to ULE March 2016 Joined Unilever 1992 (left on 31 January 2022) Nitin Paranjpe* Chief Operating Officer Nationality Indian Age 58, Male Appointed to ULE October 2013 Joined Unilever 1987 Richard Slater Chief R&D Officer Nationality British Age 44, Male Appointed to ULE April 2019 Joined Unilever 2019 Current external appointments: BT Plc (NED). Previous Unilever posts include: HR Leadership and Organisational Development and Global Head of Diversity (SVP); Hindustan Unilever Limited (Executive Director HR); Hindustan Lever (various roles). Current external appointments: Heineken N.V. (Member of the Supervisory Board). Previous Unilever posts include: Foods & Refreshment (President); Home Care (President); Unilever South Asia (EVP) and Hindustan Unilever Limited (CEO); Home and Personal Care India (EVP); Home Care India (VP); senior positions in Laundry and Household Care. Previous posts include: GSK (Head of R&D, Consumer Healthcare); Reckitt Benckiser (Head of R&D, Consumer Healthcare); Reckitt Benckiser (Global Group Director/VP R&D Personal Care; Global Director R&D Aircare, Analgesics and New Brands); Boots Healthcare (various roles). Ritva Sotamaa* Chief Legal Officer & Group Secretary Nationality Finnish Age 58, Female Appointed to ULE February 2013 Joined Unilever 2013 Peter ter Kulve* President, Home Care Nationality Dutch Age 57, Male Appointed to ULE May 2019 Joined Unilever 1988 ULE changes and new appointments with the new Compass organisation Matt Close Appointed as Business Group President Ice Cream (newly created role) Reginaldo Ecclissato Appointed as Chief Business Operations Officer (newly created role) Marc Engel Left role as Chief Supply Chain Officer (on 31 December 2021) Hanneke Faber Appointed as Business Group President Nutrition (newly created role) Fernando Fernandez Appointed as Business Group President Beauty and Wellbeing (newly created role) Fabian Garcia Appointed as Business Group President Personal Care (newly created role) Sunny Jain Leaving role as President, Beauty & Personal Care (will leave Unilever on 1 April 2022) Leena Nair Left role as Chief HR Officer (on 31 January 2022) Nitin Paranjpe Appointed as Chief Transformation Officer & Chief People Officer (newly created role) Ritva Sotamaa Leaving role as Chief Legal Officer and Group Secretary (will leave Unilever on 1 April 2022) Peter ter Kulve Appointed as Business Group President Home Care (newly created role) Maria Varsellona Appointed as Chief Legal Officer & Group Secretary (replacing Ritva Sotamaa from 1 April 2022) Current external appointments: Fiskars Corporation (NED). Previous posts include: Siemens AG – Siemens Healthcare (GC); General Electric Company – GE Healthcare (various positions including GE Healthcare Systems (GC)); Instrumentarium Corporation (GC). Previous Unilever posts include: Unilever South East Asia & Australasia (President) and Chief Digital Transformation & Growth Officer; EVP Corporate Transformation; Unilever Benelux (Chair and EVP); Unilever Ice Cream (Global Head & EVP); various Brand and Channel Management roles. Based on ONS categorisation. Other Ethnic Group include: 1 ULE member identified as Hispanic 1 ULE identified as White/Latin

76 Unilever Annual Report on Form 20-F 2021 Our shares Share capital PLC’s issued share capital on 31 December 2021 was made up of £81,798,695 split into 2,629,243,772 ordinary shares of 31/9p each and each carrying one vote. A total of 62,976,145 PLC ordinary shares were held in treasury as at 31 December 2021. Listings PLC has ordinary shares listed on the London Stock Exchange (ULVR), on Euronext Amsterdam (UNA) and, as American Depositary Receipts* (UL), on the New York Stock Exchange. * One American Depositary Receipt represents one PLC ordinary share with a nominal value of 31/9p. Share issues and purchase of shares At the 2021 PLC AGM held on 5 May 2021, the PLC Directors were authorised to: • issue new shares, up to a maximum of £27,212,500 nominal value (which at the time represented approximately 33% of PLC’s issued ordinary share capital); • disapply pre-emption rights up to a maximum of £4,086,711 nominal value (which at the time represented approximately 5% of PLC’s issued ordinary share capital) for general corporate purposes and an additional 5% authority in connection with an acquisition or specified capital investment; and • make market purchases of its ordinary shares, up to a maximum of 262,811,000 ordinary shares (which at the time represented just under 10% of PLC’s issued ordinary share capital) and within the price limits prescribed in the resolution. PLC conducted a share buyback programme during 2021 with an aggregate market value of approximately €3 billion, pursuant to which PLC bought back 62,976,145 PLC ordinary shares of 31/9 p each in two tranches. The purpose of the share buyback programme was to reduce the capital of PLC and the total consideration paid for the repurchased shares (excluding transaction costs) was €2,999,999,879. The 62,976,145 PLC ordinary shares that have been repurchased were held in treasury as at 31 December 2021, representing 2.4% of PLC’s issued share capital. Outside of this share buyback programme, no other company within the Unilever Group purchased any PLC ordinary shares or American Depositary Shares during 2021. At the 2021 AGM, the Directors were also authorised to reduce the share premium account of the Company by £18,400,000,000. Immediately prior to Unification becoming effective, Unilever N.V. had distributable reserves of some €20.6bn (£18.4bn at the prevailing exchange rate). Upon Unification becoming effective, these distributable reserves of Unilever N.V. could not be legally recognised as realised profits (or distributable reserves) of PLC. Accordingly, the purpose of the reduction in PLC’s share premium account was effectively to reinstate the distributable reserves of Unilever N.V. prior to Unification in PLC’s accounts, so that PLC’s distributable reserves were equivalent to those available prior to Unification. The share premium account reduction was approved by the court and became effective on 15 June 2021. Trust Office The Trust Office of Unilever N.V. operated a depositary receipts system whereby shareholders in Unilever N.V. could alternatively have their shares held and managed by the Trust Office. Following Unification, the Trust Office was dissolved on 19 January 2022. The ordinary shares in PLC held by the Trust Office have been sold and the proceeds transferred into consignment (in consignatie) in the deposit fund (consignatiekas) at the Dutch Ministry of Finance. Our shareholders Significant shareholders of PLC As far as Unilever is aware, the only holder of more than 3% of, or 3% of voting rights attributable to, PLC’s ordinary share capital (‘Disclosable Interests’) on 31 December 2021, was BlackRock, Inc. with a shareholding of 8.3% and voting interest of 8.5%. As far as Unilever is aware, no new Disclosable Interests have been notified to PLC between 1 January 2022 and 24 February 2022 (the latest practicable date for inclusion in this report). Between 1 January 2019 and 24 February 2022, (i) BlackRock, Inc., and (ii) the aggregated holdings of the trustees of the Leverhulme Trust and the Leverhulme Trade Charities Trust, have held more than 3% of, or 3% of voting rights attributable to, PLC’s ordinary shares. Shareholder engagement We value open and effective communication with our shareholders. The CFO has lead responsibility for shareholder engagement, with the active involvement of the CEO and supported by the Investor Relations department. In 2021, meetings were held with institutional shareholders based across the world. Members of the ULE and Investor Relations team also met a large number of investors at industry conferences. In October 2021, the Chair and the Chairs of the Board committees met with investors in order to further establish the relationship between the Directors and our largest investors and to cement the understanding on how the Board and its Committees operate. During this event, the Chair and Committee Chairs each presented before concluding with a Q&A session. The Chair of the Compensation Committee also extensively engaged with and sought feedback from investors in relation to our new Directors’ Remuneration Policy, which was renewed at the 2021 PLC AGM. Further details can be found on page 84 of the Directors’ Remuneration Report. This new Policy was approved at the 2021 AGM with over 93% of votes in favour of the Policy. On an ongoing basis, the Board is briefed on investor reactions to the Unilever Group’s quarterly results announcements and on any issues raised by shareholders that are relevant to their responsibilities. We maintain a frequent dialogue with our principal institutional shareholders and regularly collect feedback. Private shareholders are encouraged to give feedback via shareholder.services@unilever.com. Our shareholders are also welcome to raise any issues directly with the Chair or the SID, and the Chair, Executive Directors and Chairs of the Committees are also generally available to answer questions from the shareholders at the AGM each year. More information on shareholder engagement can be found on page 76. www.unilever.com/investor-relations General meetings At the AGM, the Chair gives his thoughts on governance aspects of the preceding year and the CEO gives a detailed review of the performance of the Unilever Group over the last year. In the ordinary course, shareholders are encouraged to attend the meeting and to ask questions at or in advance of the meeting. Indeed, the question and answer session forms an important part of each meeting. The external auditors are welcomed to the AGM and are entitled to address the meeting on any part of the business of the meeting which concerns them as auditors. As a result of the Covid-19 pandemic and the UK government’s restrictions on gatherings, the 2021 PLC AGM was held as a closed meeting and shareholders were unable to attend the meeting in person. However, recognising that the AGM also serves as a forum for shareholders to engage with Directors, following the conclusion of the PLC AGM, a live shareholder webcast was held on Unilever’s corporate website with statements by the Chair and CEO. The Senior Independent Director and all Committee Chairs were also present and following the statements from the Chair and CEO, the questions submitted by shareholders prior to the webcast and received during the webcast were responded to. Corporate Governance continued

77 G O V ER N A N C E R EP O R T Unilever Annual Report on Form 20-F 2021 Shareholders of PLC may propose resolutions if they individually or together hold shares representing at least 5% of the total voting rights of PLC, or 100 shareholders who hold on average £100 each in nominal value of PLC share capital can require PLC to propose a resolution at a General Meeting. PLC shareholders holding in aggregate 5% of the issued PLC ordinary shares are able to convene a General Meeting of PLC. Information on the 2022 PLC AGM can be found within the PLC AGM Notice which will be published in March 2022. Required majorities Resolutions are usually adopted at PLC General Meetings by an absolute majority of votes cast, unless there are other requirements under the applicable laws or PLC’s Articles. For example, there are special requirements for resolutions relating to the alteration of the Articles of Association and the liquidation of PLC. A proposal to alter the Articles of PLC can be made either by the PLC Board or by requisition of shareholders in accordance with the UK Companies Act 2006. Unless expressly specified to the contrary in PLC’s Articles, PLC’s Articles may be amended by a special resolution. The Articles of PLC can be found on our website. www.unilever.com/investor-relations/agm-and-corporate-governance/ our-corporate-governance Right to hold and transfer shares Unilever’s constitutional documents place no limitations on the right to hold or transfer PLC ordinary shares. There are no limitations on the right to hold or exercise voting rights on the ordinary shares of PLC imposed by English law. Corporate governance compliance We conduct our operations in accordance with internationally accepted principles of good governance and best practice, while ensuring compliance with the corporate governance requirements applicable in the countries in which we operate. Unilever is subject to corporate governance requirements (legislation, codes and/or standards) in the UK and the US and in this section, we report on our compliance against these. The United Kingdom In 2021, PLC has applied the Principles and complied with the Provisions of the UK Corporate Governance Code. Further information on how Unilever has applied the five overarching categories of Principles can be found on the following pages – (i) Board Leadership and Company Purpose: pages 8 and 68 to 71; (ii) Division of Responsibilities: pages 68 to 69 and 78 to 83; (iii) Composition, Succession and Evaluation: pages 82 and 83; (iv) Audit, Risk and Internal Control: pages 78 to 79; and (v) Remuneration: pages 84 to 104. The UK Code is available on the Financial Reporting Council’s (FRC) website. Risk Management and Control: Our approach to risk management and systems of internal control is in line with the recommendations in the FRC’s revised guidance ‘Risk management, internal control and related financial and business reporting’ (the Risk Guidance). It is Unilever’s practice to review acquired companies’ governance procedures and to align them to the Unilever Group’s governance procedures as soon as is practicable. Under the UK Companies Act 2006 and rules of the US Securities and Exchange Commission, Unilever is required to provide information on contracts and other arrangements essential or material to the business of the Unilever Group. We believe we do not have any such contracts or arrangements. Greenhouse Gas (GHG) Emissions: Information on GHG emissions can be found on pages 55 and 64. Employee Involvement and Communication: Unilever’s UK companies maintain formal processes to inform, consult and involve employees and their representatives. A National Consultative Forum comprising employees and management representatives from key locations meets regularly to discuss issues relating to Unilever sites in the UK. We recognise collective bargaining on a number of sites and engage with employees via the Sourcing Unit Forum, which includes national officer representation from the three recognised trade unions. A European Works Council, embracing employee and management representatives from countries within Europe, has been in existence for several years and provides a forum for discussing issues that extend across national boundaries. Further details on how the Board has engaged with the workforce can be found on pages 69 and 70. Equal Opportunities and Diversity: Consistent with our Code of Business Principles, Unilever aims to ensure that applications for employment from everyone are given full and fair consideration and that everyone is given access to training, development and career opportunities. Every effort is made to reskill and support employees who become disabled while working within the Group. The United States PLC is listed on the New York Stock Exchange (NYSE). As such, PLC must comply with the requirements of US legislation, regulations enacted under US securities laws and the Listing Standards of the NYSE, that are applicable to foreign private issuers, copies of which are available on their websites. We are substantially compliant with the Listing Standards of the NYSE applicable to foreign private issuers except as set out below. We are required to disclose any significant ways in which our corporate governance practices differ from those typically followed by US companies listed on the NYSE. Our corporate governance practices are primarily based on the requirements of the UK Listing Rules and the UK Corporate Governance Code but substantially conform to those required of US companies listed on the NYSE. The only significant way in which our corporate governance practices differ from those followed by domestic companies under Section 303A Corporate Governance Standards of the NYSE is that the NYSE rules require that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exemptions. The UK Listing Rules require shareholder approval of equity compensation plans only if new or treasury shares are issued for the purpose of satisfying obligations under the plan or if the plan is a long-term incentive plan in which a director may participate. Amendments to plans approved by shareholders generally only require approval if they are to the advantage of the plan participants. Attention is drawn to the Report of the Audit Committee on pages 78 to 79. In addition, further details about our corporate governance are provided in the document entitled ‘The Governance of Unilever’ which can be found on our website. All senior executives and senior financial officers have declared their understanding of and compliance with Unilever’s Code of Business Principles and the related Code Policies. No waiver from any provision of the Code of Business Principles or Code Policies was granted in 2021 to any of the persons falling within the scope of the SEC requirements. The Code of Business Principles and related Code Policies are published on our website. Risk Management and Control: Following a review by the Disclosure Committee, Audit Committee and Board, the CEO and the CFO concluded that the design and operation of the Unilever Group’s disclosure controls and procedures, including those defined in the US Securities Exchange Act of 1934 – Rule 13a – 15(e), as at 31 December 2021were effective. Unilever is required by Section 404 of the US Sarbanes-Oxley Act of 2002 to report on the effectiveness of its internal control over financial reporting. This requirement is reported on within the section entitled ‘Management’s Report on Internal Control over Financial Reporting’ on page 197. www.unilever.com/corporategovernance

78 Unilever Annual Report on Form 20-F 2021 Report of the Audit Committee Committee members and attendance Attendance John Rishton Chair 7/7 Judith Hartmann 7/7 Adrian Hennah (member since 1 November 2021) 1/1 Susan Kilsby 7/7 This table shows the membership of the Committee together with their attendance at meetings during 2021. Attendance is expressed as the number of meetings attended out of the number eligible to be attended. The Audit Committee is comprised only of independent Non-Executive Directors with a minimum requirement of three such members. It is chaired by John Rishton and the other current members are Judith Hartmann, Susan Kilsby and Adrian Hennah. Adrian joined the Board and the Audit Committee on 1 November 2021. For the purposes of the US Sarbanes- Oxley Act of 2002, John Rishton is the Audit Committee’s financial expert. The Board is satisfied that the members of the Audit Committee are competent in financial matters and have recent and relevant experience. Other attendees at Committee meetings were the Chief Financial Officer, Chief Auditor, EVP Financial Control and Risk Management, Chief Legal Officer, Group Secretary, EVP Sustainable Business Performance and Reporting and the external auditors. Throughout the year, the Committee members periodically met without others present and also held separate private sessions with the Chief Financial Officer, Chief Auditor and the external auditors, allowing the Committee to discuss issues in more detail. The majority of the meetings have been held virtually, while the last meeting in the year was held as a hybrid meeting adopting similar ways of working as the rest of the business. Role of the Committee The role and responsibilities of the Audit Committee are set out in written terms of reference which are reviewed annually by the Committee, taking into account relevant legislation and recommended good practice. The terms of reference are contained within ‘The Governance of Unilever’ which is available on our website at www.unilever.com/investors/corporate-governance The Committee’s responsibilities include, but are not limited to, the following matters: ▪ oversight of the integrity of Unilever’s financial statements; ▪ review of Unilever’s half-yearly and annual financial statements (including clarity and completeness of disclosure) and approval of the quarterly trading statements for quarter 1 and quarter 3; ▪ oversight of risk management and internal control arrangements; ▪ oversight of compliance with legal and regulatory requirements; ▪ oversight of the external auditors’ performance, objectivity, qualifications and independence; the approval process of non-audit services; recommendation to the Board of the nomination of the external auditors for shareholder approval; and approval of their fees, refer to note 25 on page 165; and ▪ performance of the internal audit function. All relevant matters arising are brought to the attention of the Board. In order to help the Committee meet its oversight responsibilities, each year management organise knowledge sessions for the Committee on subject areas within its remit. In 2021, sessions were held with management on cyber security, data privacy, major transformation projects and the management of third parties, particularly service providers and the increased dependency on those. The Committee also had presentations from management and discussions on the business's risk management activities, the preparation of the financial statements, the overall control environment, and the operation of the financial reporting controls. How the Committee has discharged its responsibilities During the year, the Committee’s principal activities were as follows: Financial Statements The Committee reviewed prior to publication the quarterly financial press releases together with the associated internal quarterly reports from the Chief Financial Officer and the Disclosure Committee and, with respect to the full-year results, the external auditor’s report. It also reviewed the Annual Report and Accounts and the Annual Report on Form 20-F 2021. These reviews incorporated the accounting policies and significant judgements and estimates underpinning the financial statements as disclosed within note 1 on pages 118 to 119. Particular attention was paid to the following significant matters in relation to the financial statements: ▪ indirect tax provisions and contingent liabilities, refer to notes 19 and 20 on pages 159 to 161; ▪ revenue recognition – including discounts and incentives; ▪ accounting treatment of assets held for sale (e.g. ekaterra). These matters were also highlighted by our external auditors as being important in their audit. For each of the above areas, the Committee considered the key facts and judgements outlined by management. Members of management attended the section of the meeting of the Committee where their item was discussed to answer any questions or challenges posed by the Committee. The matters were also discussed with the external auditors and further information can be found on pages 107 to 113. The Committee specifically discussed with the external auditor how management’s judgement and assertions were challenged and how professional scepticism was demonstrated during their audit of these areas; this included the disclosures for each matter noted above. The Committee is satisfied that there are relevant accounting policies in place in relation to these significant matters and management have correctly applied these policies. In addition to the matters noted above, our external auditors, as required by auditing standards, also consider the risk of management override of controls. Nothing has come to our attention or their attention to suggest any material misstatement with respect to suspected or actual fraud relating to management override of controls. At the request of the Board, the Committee undertook to: ▪ review the appropriateness of adopting the going concern basis of accounting in preparing the annual and half-yearly financial statements; ▪ assess whether the business was viable in accordance with the requirement of the UK Corporate Governance Code. The assessment included a review of the principal and emerging risks facing Unilever, their potential impact, how they were being managed, together with a discussion as to the appropriate period for the assessment. The Committee recommended to the Board that there is a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the three- year period (consistent with the period of the strategic plan) of the assessment; and ▪ consider whether the Unilever Annual Report and Accounts 2021 was fair, balanced and understandable, and whether it provided the necessary information for shareholders to assess the Group’s year-end position and performance, business model and strategy. To make this assessment, the committee received copies of the annual report and financial statements to review during the drafting process to ensure that the key messages being followed in the annual report were aligned with the company’s position, performance and strategy. The Committee also reviewed the processes and controls that are the basis for its preparation. The Committee was satisfied that, taken as a whole, the Unilever Annual Report and Accounts 2021 is fair, balanced and understandable. Risk management and internal control arrangements The Committee reviewed Unilever’s overall approach to risk management and control, and its processes, outcomes and disclosure. The assessment was undertaken through a review of: ▪ the yearly report detailing the risk identification and assessment process, together with any emerging risks identified by management; ▪ reports from senior management on those 2021 corporate risks for

79 G O V ER N A N C E R EP O R T Unilever Annual Report on Form 20-F 2021 which the Audit Committee had oversight responsibility: treasury, tax and pensions, information security, legal and regulatory compliance, and business transformation; ▪ the proposed 2022 corporate risks identified by the ULE; ▪ the Quarterly Risk and Control Status Reports, including Code of Business Principles cases relating to frauds and financial crimes; ▪ a summary of control deficiencies identified through controls testing activities together with action plans to address underlying causes; ▪ management’s improvements to reporting through further automation and centralisation; and ▪ the annual financial plan and Unilever’s dividend policy and dividend proposals. The Committee reviewed the application of the requirements under Section 404 of the US Sarbanes-Oxley Act of 2002 with respect to internal controls over financial reporting. In fulfilling its oversight responsibilities in relation to risk management and internal control, the Committee met regularly with senior members of management and is satisfied with the key judgements taken. The Committee has completed its review for 2021 on both risk management and internal control and was satisfied that the process had worked effectively and where specific areas for improvement were identified, there was adequate mitigation or alternative controls and that processes were under way to ensure sustainable improvements. The key area of focus has been to ensure that the controls impacted by the transformation programmes are appropriately designed and are being implemented effectively. Through its review, it also ensured that appropriate procedures are in place for the detection and prevention of fraud. During 2021, the Committee continued to review the sustainability assurance provided by PwC and plan for the assurance on non-financial Compass metrics going forward. The Committee is monitoring and taking a proactive approach in anticipating and preparing for legislative or regulatory changes which may be required following the outcome of the Department for Business, Energy & Industrial Strategy (BEIS) consultation paper. As part of this, the Committee reviewed the formal response of the company into the BEIS consultation process mid-year 2021. Internal audit function The Committee reviewed internal audit’s plan for the year which is focused on Unilever’s corporate risks, and ensured the necessary resources are in place to perform effectively. The pandemic has impacted the way the audits have been completed since April 2020. The audits were mainly conducted remotely and there has been more focus on data analysis and the use of remote video technology. Data and analytics has made the internal audits more efficient and effective, increasing the coverage. The Committee reviewed interim and year-end summary reports and management’s response together with the completion status of agreed actions. Every five years, the Committee engages an independent third party to perform an effectiveness review of the function. This was last completed in 2018 and is planned for 2022. In 2021, the Committee evaluated the performance of the internal audit function through a questionnaire. The feedback was reviewed, and the Committee was satisfied with the effectiveness of the internal audit function. During the year, the Committee also met independently with the Chief Auditor and discussed the results of the audits performed and any additional insights obtained from the Chief Auditor. Audit of the annual accounts KPMG, Unilever’s external auditors and independent registered public accounting firm, reported in depth to the Committee on the scope and outcome of the annual audit, including their audit of internal controls over financial reporting as required by Section 404 of the US Sarbanes-Oxley Act of 2002. Their reports included audit and accounting matters, governance and control, and accounting developments. The Committee held independent meetings with the external auditors during the year and reviewed, agreed, discussed, and challenged their audit plan, including the materiality applied, scope and assessment of the financial reporting risk profile of the Group. The Committee discussed the views and conclusions of KPMG regarding management’s treatment of significant transactions and areas of judgement during the year. The Committee considered these and is satisfied with the treatment in the financial statements. External auditors KPMG have been the Group’s auditors since 2014 and shareholders approved their reappointment as the Group’s external auditors at the 2021 AGM. On the recommendation of the Committee, the Directors will be proposing the reappointment of KPMG at the AGM in May 2022. The Committee confirms that the Group is in compliance with The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014, which requires Unilever to tender the audit every ten years. The last tender for the audit of the Annual Report and Accounts was performed in 2013 with respect to the audit for the financial year 2014. The Committee has commenced planning for a tender process during 2022 with respect to the audit for the financial year 2024. This would allow time for the transition of non-audit services ahead of any change in auditor that may be made. At present, we are satisfied with the effectiveness of our current auditors and hence have no plans to retender the external auditor appointment for an earlier period. This position is re-evaluated each year. Both Unilever and KPMG have safeguards in place to avoid the possibility that the external auditors’ objectivity and independence could be compromised, such as audit partner rotation and the restriction on non- audit services that the external auditors can perform as described below. KPMG has issued a formal letter to the Committee outlining the general procedures to safeguard independence and objectivity, disclosing the relationship with the Company and confirming their audit independence. During 2021, as part of routine partner rotation, Jonathan Mills of KPMG replaced Nicholas Frost as lead audit partner. Each year, the Committee assesses the effectiveness of the external audit process which includes discussing feedback from the members of the Committee and stakeholders at all levels across Unilever. Interviews are also held with key senior management within both Unilever and KPMG. During the year, KPMG presented to the Committee the key findings from the review of their 2019 audit files by the FRC’s Audit Quality Review (AQR) team. KPMG confirmed that they had acknowledged the AQR comments and had addressed all of them in the 2020 audit through a combination of additional procedures and improved documentation. The Committee also reviewed the statutory audit, other audit and non-audit services provided by KPMG and compliance with Unilever’s documented approach, which prescribes in detail the types of engagements, listed below, for which the external auditors can be used: ▪ statutory audit services, including audit of subsidiaries; ▪ other audit services - audits that are not required by law or regulation; and ▪ non-audit services - work that our external auditors are best placed to undertake, which may include: ▪ services required by law or regulation to be performed by the audit firm; and ▪ services where knowledge obtained during the audit is relevant to the service such as bond issue comfort letters. Unilever has for many years maintained a policy which prescribes in detail the types of engagements for which the external auditors can be used with all other engagements being prohibited. The policy is aligned with both UK and SEC regulations and is updated in line with these regulations. All engagements over €250,000 require specific advance approval by the Audit Committee Chair. The Committee further approve all engagements which have been authorised by the EVP Financial Control and Risk Management. These authorities are reviewed regularly and, where necessary, updated in the light of internal and external developments. Since the appointment of KPMG in 2014, the level of non-audit fees has been below 7% of the annual statutory audit fee. The level of other audit fees has been below 6% of the annual statutory audit fee except for 2017 (41%), 2018 (24%), 2020 (32%) and 2021 (21%) due

to assurance work relating to the disposal of our Spreads business (2017 and 2018) and assurance work relating to the separation of our Tea business (2020 and 2021). Evaluation of the Audit Committee As part of the internal Board evaluation carried out in 2021, the Board evaluated the performance of the Committee. The Committee also carried out a self assessment. While overall the members concluded that the Committee is performing effectively, they agreed to ensure continued engagement with the Group’s operations by organising (virtual) site visits and to allocate time to transformation projects. John Rishton Chair of the Audit Committee Judith Hartmann Adrian Hennah Susan Kilsby

80 Unilever Annual Report on Form 20-F 2021 Report of the Corporate Responsibility Committee Committee members and attendance Attendance Strive Masiyiwa Chair 3/4 Youngme Moon 4/4 Feike Sijbesma 4/4 This table shows the membership of the Committee together with their attendance at meetings during 2021. Attendance is expressed as the number of meetings attended out of the number eligible to be attended. The Corporate Responsibility Committee comprises three Non-Executive Directors: Strive Masiyiwa (Chair), Youngme Moon and Feike Sijbesma. The Chief Supply Chain Officer, the Chief Sustainability Officer and the Chief Business Integrity Officer attend the Committee’s meetings. The Chief Legal Officer and Group Secretary may also join the Committee’s discussions. Role of the Committee The Corporate Responsibility Committee oversees Unilever’s conduct as a responsible global business. Core to this remit is its governance of progress on Unilever’s sustainability agenda, as set out in the company’s integrated business strategy, the Unilever Compass (see pages 8 to 11). Core to this remit is reviewing sustainability-related risks, developments and opportunities. The Committee is also charged with ensuring that Unilever’s reputation is protected and enhanced, so it must consider the company’s influence and impact on stakeholders. Central to this is the need to identify any external developments that are likely to have an influence on Unilever’s standing in society, and to ensure that appropriate and effective communication policies are in place to support the company’s reputation. This remit also extends to overseeing Unilever’s Code of Business Principles and third- party compliance, ensuring that both Unilever’s direct employees and those working within the company’s value chain comply with the expected standards of conduct. The Committee’s discussions are informed by the experience of the Unilever Leadership Executive – as those accountable for driving responsible and sustainable growth through Unilever’s operations, value chain and brands. Other senior leaders are invited to the Committee to share their perspectives and insights on key issues and external developments. These in-depth discussions ensure the Committee stays alert to current and emerging trends and any potential risks arising from sustainability issues. The Committee captures these insights for the Board through formal feedback and the ongoing sharing of knowledge. Complementing the Committee’s role, the Audit Committee is responsible for reviewing significant breaches of the Code of Business Principles as part of its remit to review risk management and for overseeing the independent assurance programme of Unilever’s sustainability commitments within the Unilever Compass. The Committee’s terms of reference are set out at: www.unilever.com/corporategovernance Meetings are held quarterly and ad hoc as required – four were held in 2021. The Committee Chair is responsible for reporting the findings from the meetings to the Board, thus ensuring that the Board can fulfil its oversight responsibilities. Following the Committee’s terms of reference and Unilever’s principal risks, in 2021 the Committee’s agenda covered the new sustainability commitments of the Unilever Compass strategy and in addition the Code and third-party compliance, safety, plastic packaging, setting the new Sustainability Progress Index (SPI) KPIs aligned with the Unilever Compass, corporate reputation and litigation. During the year, the Committee also addressed a range of other strategic and current issues, including occupational health and human rights. How Unilever handled the Covid-19 pandemic remained topical. How the Committee has discharged its responsibilities In 2021, the Committee's principal activities were as follows: Code of Business Principles The Code and associated Code Policies set out the standards of conduct expected of all Unilever employees in their business endeavours. Compliance with these is an essential element in ensuring Unilever’s continued business success and is identified as an ethical, legal and regulatory risk to Unilever (see page 50). The Corporate Responsibility Committee is responsible for oversight of the Code and Code Policies, ensuring that they remain fit for purpose and are appropriately applied. It maintains close scrutiny of the mechanisms for implementing the Code and Code Policies. This is vital as compliance is essential to promote and protect Unilever’s values and standards, and hence the good reputation of the Group. At each meeting, the Committee reviews an analysis of investigations into non-compliance with the Code and Code Policies and discusses any trends arising from these investigations. The Committee also considers litigation and regulatory matters which may have a reputational impact and reviews a summary of any significant developments at each meeting. These matters include environmental issues, anti-bribery and corruption and competition law compliance. In 2021, human rights was a focus for the Committee's Code oversight. The Committee was updated on and discussed a summary of the legislation enacted and/or proposed in the UK, EU and US in relation to supply chain transparency and mandatory due diligence. This deep dive included the deforestation related proposals in all three jurisdictions, and the German and broader EU proposals on Corporate Sustainability Reporting, mandatory human rights and environmental due diligence and governance risks. Although it was acknowledged that much of the proposed legislation was still to be passed and uncertainties existed in the final requirements and related implications, it was concluded that Unilever is well placed to meet any new requirements through its commitment and work previously under Unilever's Sustainable Living Plan and currently, the Compass. A number of actions are underway to put Unilever in a position to comply with any new requirements including the establishment of a cross-functional workshop to define the implementation roadmap. The Committee also reviewed Unilever's Modern Slavery Statement and Human Rights Report, before the Statement was put to the Board and published. It also reviewed the EU’s Whistleblower Protection Directive, concluding that the impact on the company would be minimal given Unilever’s already comprehensive standards in this area. Principles and standards for third parties Extending Unilever’s values to third parties is essential if Unilever is to generate responsible growth and a positive social impact on the industry. A lack of third-party compliance can pose a significant risk to the business, (see principal risks, page 50), so the Committee examines Unilever’s compliance programmes in detail to ensure risks are minimised. At each meeting, the Committee tracks compliance with Unilever’s Responsible Sourcing Policy (RSP) for suppliers and its Responsible Business Partner Policy (RBPP) for customers and distributors. Together they set out Unilever’s requirements that third parties conduct business with integrity and respect for human rights and core labour principles. In 2021, the Committee scrutinised Unilever’s roll-out of the RSP First programme that ensures that no new supplier can be onboarded to Unilever’s systems without first formally agreeing to the requirements of the RSP. Safety and security The need to keep people safe remained a priority in the face of Covid-19. Due to the pandemic, in 2021 mental health continued as a focus for the Committee’s oversight of employee wellbeing.

81 G O V ER N A N C E R EP O R T Unilever Annual Report on Form 20-F 2021 Unilever’s approach centred on ensuring business continuity and ensuring people were physically equipped and felt psychologically secure in the workplace or when working from home. Unilever has long-standing employee assistance programmes, which are accessible to all employees. In 2021, programmes were expanded to include tools to help line managers to support team wellbeing, dedicated support for families of bereaved employees and the continuation of the Mental Health Champions Network. The Committee commended the newly created dashboard tracking Unilever’s occupational health ambitions and the level of the company’s attention on employee health and wellbeing. The Committee has continued to receive an ongoing update of Unilever’s Covid preparations and actions across its business and supply chain. The Committee continued to review Unilever's safety standards and Unilever continues to protect people from accidents. Sadly three contractors and four employees lost their lives (see page 18), but the Total Recordable Frequency Rate (TRFR) improved. The Committee also examined Unilever’s approach to security. As a global business, Unilever operates in many countries, some of which suffer from a weak rule of law or from growing social and political unrest. Similarly, cyber threats continue to expand. The business continues to upgrade its resilience programmes to protect its people and assets. Improving the health of the planet The effects of climate change and nature loss are becoming ever more apparent and increasingly urgent. Following the launch of Unilever’s new commitments on climate and nature in 2020 (see page 10), in May 2021 Unilever put its Climate Transition Action Plan (CTAP, see pages 51 to 56) before shareholders and sought a non-binding advisory vote on our ambitious emissions reduction targets and our plans to reach them. The Corporate Responsibility Committee studied the plan ahead of its publication and presentation to the Board. The Committee reviewed and supported the company’s CTAP which the Committee considered reflects Unilever's leadership on sustainability matters. Packaging waste and single-use plastic continued as high priorities for the business and society in 2021. Unilever’s goals cover using more recycled and less virgin plastic, improving the recyclability of plastic and an industry-leading commitment to an absolute reduction in plastic (see page 29). Members noted the progress made on Unilever’s plastic goals with more recycled material, a step-up in plastic collection and processing, an increase in the proportion of the portfolio that is now technically recyclable and a framework for absolute plastic reduction projects and innovation. However, it was noted that the reduction of virgin plastics remains Unilever’s biggest challenge, the CRC urged Unilever to continue its efforts. Contributing to a fairer and more socially inclusive world In January 2021, Unilever launched new social goals to complement its environmental goals, recognising the interdependence of people and planet. The new goals set out to contribute to a fairer and more socially inclusive world which leaves no one behind. Alongside its new social goals, Unilever has strengthened its focus on equity, diversity and inclusion in gender, race, people with disabilities and LGBTQI+ across the company’s value chain (see pages 19 and 28). In 2021, the Committee in particular reviewed and welcomed the progress made with regards to improving equity, diversity and inclusion strategies in Unilever’s own operations, such as workforce representation, inclusive recruitment and career progression policies. The Committee counselled Unilever to maintain its data-driven monitoring on the progress made. Protecting and enhancing Unilever’s reputation Ensuring its good reputation is vital to Unilever’s ongoing success. As activism rises, commentary on issues such as deforestation for palm oil or animal testing can travel faster and wider than ever before, while social media continues to amplify and accelerate issues. In 2021, the Committee considered the impact of Unilever’s brands engaging with activist citizens and consumers on these topics. As the Committee charged with overseeing Unilever’s reputation, members scrutinised Unilever’s processes for managing issues. These processes are defined within a clear governance framework and have been enhanced with more sophisticated forecasting techniques, and tracking and measurement tools, to gauge likely future issues and extended training. The Committee also reviewed the impact on Unilever of the decision made by the independent Board of Ben & Jerry’s about sales in the West Bank, which attracted media and political attention. The Committee noted that Unilever has a strong and long-standing commitment to its business in Israel, and has been clear that it does not support the Boycott, Divestment, Sanctions (BDS) movement. Performance Share Plan Unilever’s Reward Framework includes the Performance Share Plan (PSP), a long-term incentive plan that is linked to financial performance, as well as performance against sustainability targets, defined in the Sustainability Progress Index (SPI). SPI was based on a selection of key performance indicators (KPIs) from our Unilever Sustainable Living Plan (USLP) which ran until 2020, reflected in the PSP up to and including the 2021 award. In 2021, Unilever introduced the Compass, which includes a series of sustainability commitments for the business, and as such, we have updated the SPI incentive performance measure to reflect the Compass from the 2022 PSP award onwards. The role of the Committee in 2021 with regards to SPI was therefore two- fold: 1) assessment of Unilever’s 2020 SPI performance for 2021 reward, and 2) agreement of the new SPI targets based on the Unilever Compass. To come to a view on Unilever’s 2020 performance on its sustainability commitments, the Corporate Responsibility Committee and the Compensation Committee jointly evaluate performance against the SPI targets. The SPI is a two-fold assessment that captures quantitative and qualitative elements. Firstly, the Committee considered the 2020 targets reported in the 2020 Annual Report and Accounts alongside performance evidenced in a number of sustainability ratings and indices. The second part of the assessment takes into account the overall sustainability performance across the strategic actions of the Unilever Compass strategy. Following an in-depth discussion of the SPI, the Corporate Responsibility Committee agreed a performance rating which was endorsed by the Compensation Committee. This joint assessment forms part of the Compensation Committee’s overall recommendation on the SPI outcome (see pages 91 to 93 for the SPI outcome for the 2021 PSP award). In addition to the performance assessment, the Committee, also jointly with the Compensation Committee, agreed a new set of KPI, which reflect the three overarching strategic actions under the Unilever Compass: to improve the health of the planet; improve people’s health, confidence and wellbeing; and to contribute to a fairer, more socially inclusive world. These three strategic actions are underpinned by eight key pillars, all of which are represented in new SPI KPIs. Each of the eight equally weighted SPI KPIs has specific annual KPIs that are fixed for the next three years. These enable the meaningful evaluation of progress against the overarching mid- to long-term Unilever Compass target. See page 88 for the SPI KPIs for the 2022 PSP award as agreed between the Corporate Responsibility Committee and the Compensation Committee. Evaluation of the Corporate Responsibility Committee As part of the internal Board evaluation carried out in 2021, the Board evaluated the performance of the Committee. The Committee also carried out an assessment of its own performance in 2021 and concluded that it was working effectively. Strive Masiyiwa Chair of the Corporate Responsibility Committee Youngme Moon Feike Sijbesma

82 Unilever Annual Report on Form 20-F 2021 Report of the Nominating and Corporate Governance Committee Committee members and attendance Attendance Nils Andersen Chair 4/4 Laura Cha 4/4 Andrea Jung 4/4 Ruby Lu (member since 1 November 2021) 1/1 Feike Sijbesma 4/4 This table shows the membership of the Committee together with their attendance at meetings during 2021. Attendance is expressed as the number of meetings attended out of the number eligible to be attended. The Committee is comprised of three Non-Executive Directors and the Chair. In anticipation of Laura Cha’s retirement at the 2022 AGM, Ruby Lu joined the Committee upon her appointment on 1 November 2021. The Group Secretary acts as secretary to the Committee. Other attendees at Committee meetings in 2021 were the Chief Executive Officer and the Chief HR Officer. Role of the Committee The Nominating and Corporate Governance Committee is primarily responsible for periodically assessing the structure, size and composition of the Board; evaluating the balance of skills, experience, independence, diversity and knowledge on the Board; ongoing succession planning (including the development of a diverse pipeline for succession); drawing up selection criteria and appointment procedures for Directors; reviewing the feedback in respect of the role and functioning of the Board Committees arising from Board and Board Committee evaluations; and periodically reviewing and assessing Unilever’s practices and procedures in relation to workforce engagement. It also has oversight of all matters relating to corporate governance and brings any issues in this respect to the attention of the Board. The Committee’s terms of reference are set out in ‘The Governance of Unilever’ which can be found on our website at: www.unilever.com/corporategovernance During the year, the Committee reviewed its own terms of reference to determine whether its responsibilities are properly described. The amended terms became effective on 1 January 2022. In 2021 the Committee met four times. In November, the Committee considered the results of the Committee’s annual self-evaluation for 2021 and its priorities for the year and used these to help create an annual plan for meetings for 2022. Appointment and reappointment of Directors and ULE Reappointment of Directors All Directors (unless they are retiring) are nominated by the Board for re-election at the AGM each year on the recommendation of the Committee who, in deciding whether to recommend nomination of a Director, take into consideration the outcomes of the Chair's discussions with each Director on individual performance, the evaluation of the Board and its Committees, and the continued good performance of individual Directors. Non-Executive Directors normally serve for a period of up to nine years. The average tenure of the Non- Executive Directors who have retired from the Board over the past ten years has been seven years. The schedule the Committee uses for orderly succession planning of Non-Executive Directors can be found on our website at: www.unilever.com/committees On 18 February 2021, Vittorio Colao stepped down as a Director. The Committee proposed the reappointment of all other Directors and the Directors were appointed by shareholders by a simple majority vote at the 2021 AGM, bringing the then number of Non-Executive Directors from ten to nine. In anticipation of the retirement of both Laura Cha and John Rishton at the 2022 AGM following the completion of their nine-year tenure, Adrian Hennah and Ruby Lu were appointed to the Board on 1 November 2021. The Committee also recommends to the Board candidates for election as Chair and Senior Independent Director. Following the 2021 AGM, Youngme Moon decided to step down from her role as Senior Independent Director due to other commitments. Andrea Jung was appointed by the Board to succeed Youngme as Senior Independent Director, and Youngme continues to serve as a Non-Executive Director. Following Vittorio Colao stepping down as a Director, Andrea Jung replaced Vittorio Colao as Chair of the Compensation Committee. All other Committee Chairs remained in place in 2021, with John Rishton as Chair of the Audit Committee, Strive Masiyiwa as Chair of the Corporate Responsibility Committee, and Nils Andersen as Chair of the Nominating and Corporate Governance Committee. Succession planning and Board changes In consultation with the Committee, the Board reviews the adequacy and effectiveness of succession planning processes and the actual succession planning at Board level, including ensuring that succession plans are based on merit and objective criteria, and that they promote diversity. When recruiting, the Committee will take into account the profile of Unilever’s Board of Directors set out in ‘The Governance of Unilever’ which is in line with the recommendations of applicable governance regulations and best practice. Pursuant to the profile, the Board should

83 G O V ER N A N C E R EP O R T Unilever Annual Report on Form 20-F 2021 comprise a majority of Non-Executive Directors who are independent of Unilever, free from any conflicts of interest and able to allocate sufficient time to carry out their responsibilities effectively. With respect to composition and capabilities, the Board should be in keeping with the size of Unilever, its strategy, portfolio, consumer base, culture, geographical spread and its status as a listed company and have sufficient understanding of the markets and business where Unilever is active in order to understand the key trends and developments relevant for Unilever. The objective pursued by the Board is to have a variety of nationality, race, gender, ethnicity, social background and relevant skills and expertise. It is important that the Board has sufficient global experience and outlook, and financial literacy. As discussed later in this report, Unilever currently has a diverse Board in terms of gender and nationality and, as can be seen from the subset of the mapping that this Committee has done of the current Non-Executive Directors’ skills and capabilities on page 73, composition and capabilities are in line with our Board profile described above. At each Committee meeting there is a standing agenda item to review the succession plan for the Board and discuss short and long-term action plans on succession. Through these discussions the Committee reflects on whether the plans need to be updated or whether new requirements for potential candidates need to be implemented, ensuring we continue to adapt our succession planning to the skills and experience required on the Board. Reflecting its role in respect of board succession planning, early in 2021, the Committee’s priority was to identify new non-executive directors to succeed two of the longer-serving members of the board – Laura Cha and John Rishton. Candidates were sought in line with the skills, experience and diversity requirements of the Board, with particular focus on the technical and professional skills required to take on certain committee responsibilities and who would also enhance the strategic discussion in the boardroom. Due to the successful previous experience with Egon Zehnder and Russell Reynolds, both agencies were engaged to support the process and identify candidates, with the search process leading to the appointments of Adrian Hennah and Ruby Lu during 2021. ULE succession planning and appointment In consultation with the Committee, the Board reviews the adequacy and effectiveness of succession planning processes and the actual succession planning at ULE level, including ensuring that succession plans are based on merit and objective criteria, and that they promote diversity. Board Diversity Policy Unilever has long understood the importance of diversity and inclusion within our workforce because of the wide range of consumers and other stakeholders we connect with globally. This goes right through our organisation, starting with the Board. Unilever’s Board Diversity Policy, which is reviewed by the Committee each year, is reflected on our website at: www.unilever.com/boardsofunilever The Board believes that the composition and quality of the Board should be in keeping with the size and geographical spread of Unilever, its portfolio, culture and status as a listed company. A diverse Board with a range of views enhances decision-making which is beneficial to the company’s long-term success and in the interests of Unilever’s stakeholders. Thus, the Board believes that Unilever Directors must be selected using objective and merit-based criteria, including on the basis of wide-ranging experience, backgrounds, skills, knowledge and insight with a continuing emphasis on diversity of its members. In 2021, the Committee also reviewed and considered relevant recommendations on diversity and remains pleased that 55% of our Non-Executive Directors and 46% of all Directors were women and that eight nationalities were represented on the Board. As regards ethnicity, in 2021 eight directors identified themselves as White, four Directors identified themselves as Asian and one Director identified himself as Black. Further details on our approach to diversity and inclusion as well as gender balance of our workforce can be found on pages 19 and 64. Corporate governance developments The Committee reviews relevant proposed legislation and changes to relevant corporate governance codes at least twice a year. It carefully considers whether and how the proposed laws/rules would impact upon Unilever and whether Unilever should participate in consultations on the proposed changes. For example, during 2021, new EU proposals for a Corporate Sustainability Reporting Directive and a UK White paper on audit and corporate governance reform, alongside stakeholder interests, corporate reporting and overboarding were discussed by the Committee. Evaluation of the Nominating and Corporate Governance Committee As part of the Board evaluation carried out in 2021, the Board evaluated the performance of the Committee. The Committee also carried out an assessment of its own composition and performance in 2021. The Committee members concluded that the Committee is performing effectively. Nils Andersen Chair of the Nominating and Corporate Governance Committee Laura Cha Andrea Jung Ruby Lu Feike Sijbesma

84 Unilever Annual Report on Form 20-F 2021 Directors' Remuneration Report Committee members and attendance Attendance Andrea Jung Chair (Chair from 18 February 2021) 5/5 Vittorio Colao (Member and Chair until 18 February 2021) 1/1 Nils Andersen 5/5 Laura Cha 5/5 Ruby Lu (Member from 1 November 2021) 1/1 This table shows the membership of the Compensation Committee (Committee) together with their attendance at meetings during 2021. Attendance is expressed as the number of meetings attended out of the number each member was eligible to attend. Letter from the Chair Dear shareholders, As the Committee Chair, I am pleased to present Unilever’s Directors’ Remuneration Report (DRR) 2021. In the sections below, I set out the Committee’s activities in 2021, including Unilever’s business performance in 2021 and how it links to key remuneration outcomes for the year. I also reflect on the feedback we received on our new Directors’ Remuneration Policy, which was approved at the May 2021 AGM (referred to as the Remuneration Policy). Business performance and remuneration 2021 was a year of volatility with continued impact from the Covid-19 pandemic and unprecedented global commodity inflation driven by supply constraints and demand spikes. In this context, we delivered Underlying Sales Growth (USG) of +4.5%, above our par target of 3.5%, driven by strong pricing of +2.9% and volume growth of 1.6%. Our growth was competitive with 53% of our business gaining market share on a Moving Annual Total basis. The severe mismatch between supply and demand resulted in a once in a two-decade spike in commodity and logistics cost inflation. Prices of core ingredients have risen significantly versus early 2020 levels; Brent Crude Oil +60%, Soyabean Oil +90% and Palm Oil +130%. We accelerated pricing action and stepped up savings, which helped to offset much of the inflation challenge. We delivered Underlying Operating Margin (UOM) of 18.4%; -10bps versus prior year, below the threshold range of -5bps. Overall, Underlying Operating Profit grew 2.9%. Free Cash Flow (FCF) (excluding taxes paid on disposals) delivery remained strong at €6.5 billion ahead of our par target of €6.3 billion. Underlying Earnings per Share (EPS) grew by +5.5% at current rates and included +0.9% from the €3 billion share buy-back programme announced in April 2021. Return on Invested Capital (ROIC) was 17.2%, being sustained in the mid to high teens, and Unilever's sustainability performance measure for the long-term incentive plan, the Sustainability Progress Index (SPI), achieved a 125% outcome, as detailed on page 92. Incentive outcomes and wider stakeholder considerations 2021 Annual Bonus After careful consideration, the Committee decided neither to change the targets in response to volatile business conditions nor to exercise discretion on the formulaic outcome, which will set the global bonus pool for all eligible Unilever employees. Accordingly, the Committee confirmed a bonus of 81% of target opportunity for both the CEO Alan Jope (resulting in a bonus of 122% of fixed pay against a target of 150%), and the CFO Graeme Pitkethly (resulting in a bonus of 97% of fixed pay against a target of 120%), as detailed in the chart on page 90. Under the Remuneration Policy, 50% of the net bonus award will be deferred in shares for three years. 2018-2021 Management Co-Investment Plan (MCIP) Similarly, no discretion was applied to the MCIP vesting based on performance in 2021. Accordingly, the Committee confirmed the formulaic outcome for the 2018-2021 MCIP was 87% of target, which will be applied to all eligible Unilever employees. This outcome is detailed in the chart on page 91, and corresponds to a vesting of 44% of the maximum of 200% for our two Executive Directors. Wider stakeholder considerations When considering the annual bonus and MCIP outcomes, the Committee carefully took into account the experiences of our wider stakeholders in order to ensure that outcomes were aligned. In particular, our decision not to amend targets mid-year in light of significant inflationary conditions was taken to ensure that employees and Executive Directors are treated commensurately with the interests of our shareholders. The final outcomes of 81% of target for annual bonus and 87% of target for MCIP are below our expectations. However, the Committee believes these outcomes represent the performance delivered to shareholders in challenging trading circumstances. Our Remuneration Policy for 2021 We are delighted the Remuneration Policy was approved at the May 2021 AGM with 93.51% votes in favour, which is available on our website. As detailed in full in last year’s DRR, the key changes to the Remuneration Policy for the Executive Directors were to: ▪ replace the former long-term incentive plan, MCIP, with a new Performance Share Plan (PSP) that is entirely separate from the annual bonus plan; ▪ replace the voluntary investment of bonus through MCIP with a mandatory deferral of 50% of the net annual bonus in shares for three years; ▪ set performance measures for the PSP that are strategically aligned with the business; and ▪ reduce the long-term performance period for the PSP from four to three years while maintaining a five-year period from award to release by increasing the retention period from one year to two years. The Remuneration Policy is operating as intended and, following the high level of support, no material changes are proposed in relation to how we implement the Remuneration Policy in 2022. Remuneration arrangements are determined throughout Unilever based on the same principles as for the Board, as set out in the Remuneration Policy.

85 G O V ER N A N C E R EP O R T Unilever Annual Report on Form 20-F 2021 Executive Director fixed pay increases 2021 increases As set out in last year’s DRR, we did not conduct a fixed pay review for the Executive Directors in the first half of 2021, and we planned to undertake such a review in the second half of 2021. This review was conducted taking into account business performance, external circumstances and salary increases awarded to the wider workforce. The Committee conducted a review of the CEO and CFO packages against external market data* in the second half of 2021, as planned, which shows the CEO is between lower quartile and median on a fixed pay and target total compensation basis and the CFO is between median and upper quartile on fixed pay and just below median on a target total compensation basis. The Committee approved a 2021 fixed pay increase of 3.5% for both the CEO and the CFO, effective from 1 July 2021. This is in line with the average increase awarded to the wider Unilever workforce in 2020. Given the fixed pay increases were delayed and took place mid-year, they also reduced the incentives for 2021 compared to if the increases were awarded at the start of the year: PSP grants in 2021 were based on previous salary levels; and annual bonus opportunities for 2021 were based on the actual salary received during the year. 2022 increases There will be no fixed pay review for the Executive Directors in the first half of 2022. Such a review will take place in the second half of 2022, with any potential changes based on performance, external circumstances and with any increase below the level applied for the wider workforce. In line with the Remuneration Policy and subject to the performance and workforce alignment, the Committee will, over time, continue to review the CEO’s fixed pay positioning and progress towards the market median benchmark. *Our benchmarking peer group consists of other global companies of a similar financial size and complexity to Unilever and is set out in full in the Remuneration Policy. Engaging with shareholders In 2020, the Committee engaged extensively with shareholders and major advisory bodies (including the Investment Association, ISS, Glass Lewis, Hermes and Eumedion) on the Remuneration Policy. In the run- up to the 2021 AGM, we had further consultation with some of these shareholders and advisory bodies on the Remuneration Policy. On behalf of the Committee, I spoke with investors and advisory bodies in the autumn of 2021 on how the Remuneration Policy landed in the organisation and wider investor community. Through this engagement, shareholders and major advisory bodies requested to better understand the performance measure on competitiveness, which was introduced for 2021, and how SPI targets are calculated. We have shared additional information and explanation with shareholders, advisory bodies and on our website, including: Competitiveness: % Business Winning Market Share (% Business Winning) ▪ Competitiveness, measured as % Business Winning, was introduced as a new measure for the PSP. Growing competitively ahead of our markets is a key strategic driver of long-term growth. ▪ % Business Winning incentivises all country/category cells (e.g. UK deodorant) to win share, not just the big cells, thus supporting broad- based competitive growth. ▪ There is an end-to-end governance framework in place consisting of a cross-function steering committee and regular updates to, and evaluation by, the Committee. See the remuneration topics section of our website under investors, corporate governance and other governance information for more on Business Winning Market Share. Sustainability Progress Index ▪ SPI has been an established feature of our long-term incentive (LTI) scheme since it was introduced in 2017, in recognition of our vision to be the global leader in sustainable business and the importance of sustainability KPIs in driving business performance. SPI was based on a selection of KPIs from our Unilever Sustainable Living Plan (USLP) which ran until 2020, reflected in the PSP up to and including the 2021 award. ▪ In 2021, Unilever introduced the Compass, which includes a series of new sustainability commitments for the business, and as such, we have updated the SPI incentive performance measure to reflect the Compass from the 2022 PSP award onwards. ▪ Within the Unilever Compass strategy, we have three overarching strategic actions: to improve the health of the planet; to improve people’s health and wellbeing; and to contribute to a fairer, more socially inclusive world. ▪ These three strategic actions are underpinned by eight key pillars, all of which are represented in new SPI KPIs. Each of the eight KPIs are equally weighted and have specific annual KPIs that are fixed for the next three years. These enable the meaningful evaluation of progress against the overarching mid- to long-term Unilever Compass KPI. ▪ The eight KPIs are agreed between the Unilever Board’s Corporate Responsibility Committee (CRC) and the Committee. The CRC and the Committee work together to review a detailed quantitative and qualitative update on performance against each KPI. The CRC and the Committee also look at the overall sustainability performance across the strategic actions of the Unilever Compass strategy. This information together is used to make a recommendation on the performance outcome for each year in the range of 0–200% for the Committee to consider. ▪ Because performance against the SPI incentive performance measure is calculated after the performance year has ended, the previous year’s SPI applies to the performance year for LTI. For example, the 2020 SPI KPIs (based on USLP) were used for the 2021 performance year for LTI whereas the 2021 SPI KPIs (based on the Unilever Compass strategy) will be used for the 2022 performance year for LTI. ▪ The SPI KPIs for the 2021 PSP award are set out on page 92 and the SPI KPIs for the 2022 PSP award are set out on page 88. See the remuneration topics section of our website for a video explanation on SPI. Non-Executive Director fees There was no increase to Non-Executive Director fees in 2021. Following a review in 2021, the Committee decided to keep Non-Executive Director fees the same for 2022. The Committee will review the fees again in 2022.

86 Unilever Annual Report on Form 20-F 2021 Directors’ Remuneration Report continued Engaging with employees As previously announced, the Board decided to share the responsibility for workforce engagement among all Non-Executive Directors to ensure that all Directors have a collective responsibility for bringing employee views into relevant Board discussion. We continued these engagements in 2021, see page 69 for a summary of the discussions that took place. In July 2021, I attended a virtual town hall meeting open to all employees globally. This was an opportunity for employees to ask me questions, including in relation to Unilever’s approach to remuneration. I was able to share that the Board considers topics on pay, such as living wage and pay equity, because the Board understands the issue of income equality, how it is expressed in society and what corporations can do to address it. We sought feedback from employees globally who were eligible for the new PSP and 71% of respondents answered positively that PSP offers a more valuable reward for them personally. In addition, 85% understood how their role can impact the long-term business performance measures that determine final PSP pay-out. Overall, the Committee is pleased to receive such positive feedback. One of the Non-Executive Directors attended an engagement session with employees on the subject of compensation and benefits. Employees shared feedback on progression within pay bands, differentiation of annual bonus, benefits of PSP over MCIP and competitiveness of Unilever’s pension schemes. See the Board and management committees section of our website under investors and corporate governance for a copy of Unilever's workforce engagement policy introduced in 2021. Implementation report The annual report on remuneration in this report describes 2021 remuneration in detail as well as the planned implementation of the Remuneration Policy in 2022. On behalf of the Committee and the entire Board, I thank all shareholders and their representatives for their constructive engagement in 2021. Shareholders will have an advisory vote on the DRR at the 2022 AGM. Andrea Jung Chair of the Compensation Committee

87 G O V ER N A N C E R EP O R T Unilever Annual Report on Form 20-F 2021 Annual report on remuneration This section sets out how the Remuneration Policy (which was approved by shareholders at the May 2021 AGM and is available on our website) was implemented in 2021 and how it will be implemented in 2022. See the remuneration topics section of our website for a copy of the Remuneration Policy. Implementation of the Remuneration Policy for Executive Directors The Remuneration Policy was implemented with effect from the May 2021 AGM as set out below. Elements of remuneration Fixed Pay Purpose and link to strategy Supports the recruitment and retention of Executive Directors of the calibre required to implement our strategy. Reflects the individual’s skills, experience, performance and role within the Group. Provides a simple competitive alternative to the separate provision of salary, fixed allowance and pension. At a glance Details of the rationale for our Executive Directors’ fixed pay amounts can be found on page 85. Implementation in 2021 Effective from 1 January 2021: ▪ CEO: €1,508,000 ▪ CFO: €1,135,960 Effective from 1 July 2021: ▪ CEO: €1,560,780 (3.5% increase) ▪ CFO: €1,175,719 (3.5% increase) Planned for 2022 Effective from 1 January 2022: ▪ CEO: €1,560,780 (no change) ▪ CFO: €1,175,719 (no change) Annual Bonus Purpose and link to strategy Incentivises year-on-year delivery of rigorous short-term financial, strategic and operational objectives selected to support our annual business strategy and the ongoing enhancement of shareholder value. In 2021, a new requirement was introduced to defer 50% of the net annual bonus into shares or share awards to link to long-term performance. At a glance ▪ Target annual bonus of 150% of fixed pay for the CEO and 120% of fixed pay for the CFO. ▪ Maximum annual bonus is 225% of fixed pay for the CEO and 180% for the CFO. ▪ Business performance multiplier of between 0% and 150% based on achievement against business targets over the year. ▪ Performance target ranges are considered commercially sensitive and will be disclosed in full with the corresponding performance outcomes retrospectively following the end of the relevant performance year. ▪ Requirement to defer 50% net annual bonus into shares, as set out in the Remuneration Policy. ▪ Subject to ultimate remedy/malus and claw-back provisions, as set out in the Remuneration Policy. Implementation in 2021 Implemented in line with the Remuneration Policy: ▪ Underlying Sales Growth: 1/3 ▪ Underlying Operating Margin Improvement: 1/3 ▪ Free Cash Flow: 1/3 Planned for 2022 The performance measures for 2022 will remain the same. However, USG will be up-weighted to 50% to reflect Unilever's focus on delivering growth as a key priority. It is the Committee's intention to keep these weightings unchanged for the duration of the Remuneration Policy. ▪ Underlying Sales Growth: 50% ▪ Underlying Operating Margin Improvement: 25% ▪ Free Cash Flow: 25% Long-Term Incentive: Performance Share Plan Purpose and link to strategy From 2021, the PSP replaced the MCIP as the sole LTI plan. The PSP aligns senior management’s interests with shareholders by focusing on the sustained delivery of high-performance results over the long-term. At a glance ▪ As approved by shareholders at the May 2021 AGM, the new PSP grants rights to receive free shares (awards) on vesting. Awards normally vest after three years, to the extent performance conditions are achieved. The first PSP award was made on 7 May 2021, vesting on 15 February 2024 (with a requirement to hold vested shares for a further two-year retention period). ▪ The normal maximum award for the CEO is 400% of fixed pay and for the CFO is 320% of fixed pay. At target, 50% of maximum vests, equating to 200% and 160% of fixed pay respectively. ▪ Upon vesting, Executive Directors will have a further two-year retention period to ensure there is a five-year duration between the grant of the award and release of the shares. ▪ The PSP is subject to ultimate remedy, discretion, malus and claw-back provisions, as set out in the Remuneration Policy. Implementation in 2021 The PSP was implemented in line with the Remuneration Policy. Details of the performance measures for the 2021 PSP awards can be found on page 93.

88 Unilever Annual Report on Form 20-F 2021 Elements of remuneration continued Planned for 2022 As detailed in the Remuneration Policy, the performance conditions for PSP awards are assessed over a three- year period with a further two-year retention period. The performance conditions and target ranges for 2022 awards under the PSP will be as follows: PSP 2022 – 2024 awards Weighting Threshold Max Competitiveness: % Business Winning 25% 45% 60% 0% 200% Cumulative Free Cash Flow (€bn) (Current rates ex cash tax on disposal) 25% €16.0bn €22.0bn 0% 200% Return On Invested Capital (Exit year %) 25% 15% 19% 0% 200% Sustainability Progress Index (€bn) (Committee assessment of SPI progress) 25% 0% 200% 0% 200% Performance at threshold results in nil PSP awards vesting, target performance results in an award equal to 200% of fixed pay (at time of award) for the CEO and 160% for the CFO, up to a maximum of 400% for the CEO and 320% for the CFO, with straight-line vesting between threshold and maximum. A retention period of two years applies from vesting. PSP awards (based on target performance) to be made on 11 March 2022 as follows: ▪ CEO 200% Fixed Pay: €3,121,560 ▪ CFO 160% Fixed Pay: €1,881,150 Cumulative FCF from operating activities in current currency ensures sufficient cash is available to fund a range of strategic capital allocation choices. ROIC measures the return generated on capital invested by the Group and is calculated as underlying operating profit after tax divided by the annual average of: goodwill, intangible assets, property, plant and equipment, net assets held for sale, inventories, trade and other current receivables, and trade payables and other current liabilities. The target range of a threshold of 15% and maximum of 19% expresses our commitment to deliver ROIC at a level of mid to high teens, whilst continuing to reshape our portfolio through acquisitions and disposals. Competitiveness measured by % Business Winning was introduced as a new metric for the PSP in 2021 and is explained in more detail in the Chair letter on page 85. % Business Winning will be assessed each year as the aggregate turnover of the portfolio components (country/category cells) gaining value market share as a % of the total turnover measured by market data. As such, it assesses what percentage of our revenue is being generated in areas where we are gaining market share. The outcome for the 2022-2024 PSP is the average of the three years % Business Winning performance. With intense competition and changing shopper trends, winning share in each portfolio or geography segment presents a challenge for all players; repeating these wins over successive years is even more demanding. At consolidated Group level delivering consistently in the range of 50% Business Winning will enable us to grow with our markets, delivering above 50% Business Winning over successive years supports our objective of growing ahead of our markets. Keeping this in mind, the Committee believes that a stretch goal of 60% and threshold performance of 45% resulting in a zero pay out for this performance measure to be appropriate. SPI KPI setting under the Unilever Compass SPI is explained in the Committee Chair’s letter on page 85. The eight SPI KPIs agreed between the CRC and Committee for 2022 PSP awards are as follows: ▪ Climate action: The total number of suppliers with whom we have signed agreements to develop renewable or recycled carbon surfactants (surface active agent). ▪ Protect and regenerate nature: % of volume of supply of palm oil, soy, paper and board, cocoa and tea purchased and/or contracted from low-risk sources. ▪ Waste-free world: Total tonnes of recycled plastic material content ('recycled plastic') used in our plastic packaging portfolio as a percentage of total tonnes of plastic packaging used in products sold. ▪ Health and wellbeing: Number of people reached by brand communications and initiatives that help improve health and wellbeing, and help advance equity and inclusion. ▪ Positive nutrition: Total sales (euros) of Unilever’s products containing plant-based meat and dairy alternatives. ▪ Raise living standards: Value of contracts including the living wage requirement. ▪ Equity, diversity and inclusion: Monetary value (euros) of all invoices received from Tier 1 suppliers that are either verified as a diverse business by an approved certification body or have self-declared as a diverse business. ▪ Future of work: % of employees with a future-fit skills set. In addition to the three elements mentioned above, our Executive Directors are provided with non-monetary benefits. These include medical insurance cover, actual tax return preparation costs and provision of death-in-service benefits and administration. Directors’ Remuneration Report continued

89 G O V ER N A N C E R EP O R T Unilever Annual Report on Form 20-F 2021 Ultimate remedy/malus and claw-back Grants under the PSP and the legacy MCIP are subject to ultimate remedy and discretion as explained in the Remuneration Policy. Malus and claw- back apply to all performance-related payments as explained in the Remuneration Policy. In 2021, the Committee did not reclaim or claw-back any of the value of awards of performance-related payments to current or former Executive Directors. Single figure of remuneration and implementation of the Remuneration Policy in 2021 for Executive Directors The table below shows a single figure of remuneration for each of our Executive Directors for the years 2020 and 2021. Alan Jope CEO (€’000) Graeme Pitkethly CFO (€’000) 2021 Proportion of Fixed and Variable Rem 2020 Proportion of Fixed and Variable Rem 2021 Proportion of Fixed and Variable Rem 2020 Proportion of Fixed and Variable Rem (A) Fixed pay(a) 1,534 1,508 1,156 1,136 Total fixed pay 1,534 1,508 1,156 1,136 (B) Other benefits 76 56 47 38 Fixed pay & benefits subtotal 1,610 32.9% 1,564 45.4% 1,203 35.0% 1,174 39.6% (C) Annual bonus(b) 1,864 1,086 1,123 654 LTI: MCIP Match Shares 1,416 797 1,114 463 LTI: GSIP Performance Shares(c) n/a n/a n/a 670 Variable Remuneration subtotal 3,280 66.9% 1,883 54.6% 2,237 65.0% 1,787 60.3% (D) LTI subtotal 1,416 797 1,114 1,133 Total Remuneration (A+B+C+D) 4,890 3,447 3,440 2,962 (a) Fixed pay increased by 3.5% to €1,560,780 for CEO and €1,175,719 for CFO from 1 July 2021 and pro-rated for annual bonus i.e. the maximum amount of 2021 bonus increased by 1.75%. (b) In line with the Remuneration Policy, 50% of the 2021 net annual bonus will be deferred into Unilever shares that must be held for a period of three years. (c) Alan Jope received his last GSIP award in 2017 that vested on 13 February 2020 as disclosed in the 2019 DRR. Graeme Pitkethly received his last GSIP award in 2018 that vested on 17 February 2021, as disclosed in the 2020 DRR. Where relevant, amounts for 2021 have been translated into euros using the average exchange rate over 2021 (€1 = £0.8605), excluding amounts in respect of MCIP, which have been translated into euros using the exchange rates at the vesting date at 16 February 2022 (€1 = £0.8379 and €1 = $1.1354). Amounts for 2020 have been translated into euros using the average exchange rate over 2020 (€1 = £0.8877), excluding amounts in respect of MCIP and GSIP, which have been translated into euros using the exchange rates at the vesting date on 16 February 2021 (€1 = £0.8711 and €1 = $1.2136) for MCIP and 17 February 2021 (€1 = £0.8703) for GSIP. We do not grant our Executive Directors any personal loans or guarantees. Elements of single figure remuneration 2021 (A) Fixed pay Fixed pay set in euros and paid in 2021: CEO – €1,534,390, CFO – €1,155,840. (B) Other benefits For 2021 this comprises: Alan Jope CEO(€)(a) Graeme Pitkethly CFO(€)(a) 2021 2021 Medical insurance cover and actual tax return preparation costs 59,522 34,983 Provision of death-in-service benefits and administration 16,000 12,000 Total 75,522 46,983 (a) The numbers in this table are translated where necessary using the average exchange rate over 2021 of €1 = £0.8605.

90 Unilever Annual Report on Form 20-F 2021 (C) Annual bonus Annual bonus 2021 actual outcomes: CEO – €1,864,284 (which is 54% of maximum, 122% of fixed pay). CFO – €1,123,476 (which is 54% of maximum, 97% of fixed pay). Alan Jope Graeme Pitkethly Annual bonus measures are not impacted by share price growth. 50% of the net annual bonus earned is deferred into shares (€494,035 for Alan Jope and €297,721 for Graeme Pitkethly). Shares are deferred for three years and not subject to performance or service conditions, in line with the Remuneration Policy. The annual bonus measures and performance against targets are set out below. All performance ranges are straight-line between threshold and maximum: Further details of the annual bonus outcomes are described in the Committee Chair's letter on page 84. Directors’ Remuneration Report continued

91 G O V ER N A N C E R EP O R T Unilever Annual Report on Form 20-F 2021 (D) MCIP – UK law requirement 2021 Outcomes This includes MCIP match shares (operated under the Unilever Share Plan 2017) granted to Alan Jope on 23 April 2018 and Graeme Pitkethly on 3 May 2018, based on performance in the four-year period to 31 December 2021, which vested on 16 February 2022. The values included in the single figure table for 2021 are calculated by multiplying the number of shares granted to Alan Jope on 23 April 2018 and Graeme Pitkethly on 3 May 2018 (including additional shares in respect of accrued dividends through to 31 December 2021) by the level of vesting (% of target award) and the share price on the date of vesting (PLC £38.18 and PLC ADS $51.88). These have been translated into euros using the exchange rate on the date of vesting (€1 = £0.8379 and €1 = $1.1354). Performance against targets: (a) Excludes share buy-back of +110bps in 2018 and +90bps in 2021. Further details of the MCIP outcome are described in the Committee Chair's letter on page 84. Further detail on the SPI outcome is set out below. On the basis of this performance, the Committee determined that the MCIP awards at the end of 2021 will vest at 87% of initial target award levels (i.e. 44% of maximum for MCIP). Outcome of SPI for MCIP cycle 2018-2021: As explained in the Committee Chair’s letter on page 85, the SPI is an assessment of the business’s sustainability performance by the CRC and the Committee that captures quantitative and qualitative elements (see page 92). The CRC and the Committee agree on a SPI achievement level against the KPI taking into account performance across the entire SPI pillar. The 2021 SPI performance (based on 2020 USLP performance) is set out below. The SPI index for the four-year MCIP performance period is calculated by taking a simple average and is set out at the bottom of the table for MCIP 2018-2021 (see page 92). The USLP was our 10-year plan to make sustainable living commonplace by halving our environmental footprint and increasing our social impact through our brands, innovation, sourcing and operations. Since 2010, we helped 1.3 billion people improve their health, wellbeing and hygiene through programmes led by some of our biggest brands: Lifebuoy, Dove, Domestos, SMILE, Pepsodent and Vaseline. We enhanced the livelihoods of millions of people by driving fairness and human rights in our operations and extended supply chain. We achieved our commitment to pay every direct Unilever employee at or above a living wage. We have made progress on our ambition to halve the environmental footprint of the making and use of our products. We have achieved a 75% reduction of CO2 emissions from energy in our factories per tonne of production and decreased the waste per consumer by 34%. Through innovation, R&D expertise, and partnerships with suppliers, we are finding lower carbon solutions for our everyday products, which has resulted in good progress, particularly in Foods & Refreshment and Home Care where we have reduced emissions by 30% and 37% respectively since 2010. Through our 'less plastic, better plastic, no plastic' framework, we have continued to progress against our waste-free world plastic packaging goals. We have scaled the use of recycled material in our packaging, achieving 16% of our packaging using recycled plastic or 112,000 tonnes across the portfolio. Our brands played a major part in increasing our use of recycled plastic. Dove and Sunlight for example, moving to 100% recycled material bottles in their biggest markets, and innovations in Foods & Refreshment using ice cream tubs made with food-grade recycled plastic in key markets in Europe. We also continue in our journey to deforestation-free supply chains, where in 2020, we purchased and/or contracted 83% of volume of supply of palm oil, soy, and paper and board from low-risk sources. We maintained our leading status by achieving top ratings in industry indexes and continue to use our scale and influence to drive wider changes on issues that are relevant to our business. 2021 marks the final year of reporting against the USLP commitments. In 2022, the SPI indicators will be based on progress made against the Unilever Compass commitments (see page 88 for details).

92 Unilever Annual Report on Form 20-F 2021 Graeme Pitkethly 2,000,0001,600,0001,200,000800,000400,0000 PLC Shares Original(a) Performance(b) Dividends(c) Share price growth(d) 2,400,000-400,000-800,000-1,200,000 Alan Jope PLC ADS Shares 24,816 shares €1,169,114(a) €1,114,335(e)-3.2%(d) 31,422 shares €1,521,826(a) €1,415,671(e)-5.6%(d) The average SPI outcome for MCIP 2018-2021 is set out at the bottom of the table. SPI 2021 SPI 2020 2019 actuals SPI 2019 2018 actuals SPI 2018 2017 actualsSPI Category KPIs Judgement (a) 2020 actuals USLP Health & Wellbeing With our Dove brand, we'll help young people build up positive body confidence and self-esteem through educational programme (millions) Partly achieved 69m &gt;60m 35m 29m Reducing Environmental Impact Reduce CO2 emissions from energy from our factories per tonne of production vs 2008 baseline (%) Over- achieved -75% -65% -52% -47% Increase the recycled plastic material content in our packaging (% purchased) Over- achieved 16% 5% 4,845 tonnes (&lt;1%) 4,850 tonnes (&lt;1%) Enhancing Livelihoods Source our procurement spend through suppliers meeting the mandatory requirements of our Responsible Sourcing Policy (%) Partly achieved 83% 70% 61% 55% Reduce our Total Recordable Frequency Rate (TRFR) for accidents in our factories and offices (# per million hours worked) Over- achieved 0.63 0.76 0.69 0.89 Transformational change agenda Sustainable Sourcing Purchase and/or contract volume of our supply of palm oil, soy and paper and board from low risk sources (%)(b) Achieved 83% 95% 81% 56% External recognition Rankings and ratings Achieve Leader/A ratings (number) Over- achieved 6 of 6(c) 5 of 5 3 of 5 4 of 5 Annual SPI outcome 125% 130% 125% 120% Average SPI outcome for MCIP 2018-2021 125% (a) Judgement of the Committee and CRC. (b) Measure for 2020 actuals. Measure for 2017-2019 actuals was: 'purchase crude palm oil from physically certified sustainable sources (%)'. (c) DJSI, CDP Climate, CDP Water, CDP Forests, GlobeScan plus Bloomberg Equality Index in 2020. Share price growth MCIP 2018-2021 (a) The conditional number of shares awarded (including decimals) at the share price on the award date. (b) The business performance ratio applied to the original conditional share award (including decimals) at the share price on the award date. (c) The dividends accrued on the original conditional share award (including decimals) at the share price on the award date. (d) The nominal movement in share price between the award date and the vesting date applied to the original conditional share award plus accrued dividends (including decimals) multiplied by the business performance ratio. (e) The final value of the award on the vesting date using the exchange rate on the day of vesting of €1 = £0.8379 and €1 = $1.1354. The actual number of vested shares can be found on page 94. The share values for Alan Jope are grossed up for tax and social security. Directors’ Remuneration Report continued

93 G O V ER N A N C E R EP O R T Unilever Annual Report on Form 20-F 2021 Scheme interests awarded in the year PSP performance share award made in 2021 Basis of award The following numbers of performance shares were awarded on 7 May 2021 (vesting on 7 May 2024): CEO: ▪ PLC - 61,233 CFO: ▪ PLC - 36,901 Maximum vesting results in 200% of the above awards vesting. Dividend equivalents may be earned (in cash or additional shares) on the award when and to the extent that the award vests. Maximum face value of awards(a) ▪ CEO: €6,081,295 ▪ CFO: €3,664,799 Threshold vesting (% of target award) Four equally weighted long-term performance measures. 0% of the target award vests for threshold performance. Performance period 1 January 2021 – 31 December 2023 (with a requirement to hold vested shares for a further two-year retention period). Details of performance measures Performance measures: PSP 2021 – 2023 awards Weighting Threshold Max Competitiveness: % Business Winning 25% 45% 60% 0% 200% Cumulative Free Cash Flow (Current FX) 25% €16.7bn 22.7bn 0% 200% Return On Invested Capital (Exit year %) 25% 15% 19% 0% 200% 200% Sustainability Progress Index (Committee assessment of SPI progress) 25% 0% 200% 0% 200% (a) Face values are calculated by multiplying the number of shares granted on 7 May 2021 (including decimals) by the share price on that day of PLC £42.73, assuming maximum performance and therefore maximum vesting of 200% and then translating into euros using an average exchange rate over 2021 of €1 = £0.8605. Annual bonus deferral share award made in 2021 Basis of award The following numbers of annual bonus deferral shares were awarded on 7 May 2021: CEO: ▪ PLC - 5,743 CFO: ▪ PLC - 3,461 Annual bonus deferral shares accrue dividends, which are reinvested. Face value of awards(a) CEO: €285,181 CFO: €171,864 Deferral period 7 May 2021 – 7 May 2024. Details of performance measures No performance measures. (a) Face values are calculated by multiplying the number of shares granted on 7 May 2021 (including decimals) by the share price on that day of PLC £42.73 and then translated into euros using an average exchange rate over 2021 of €1 = £0.8605.

94 Unilever Annual Report on Form 20-F 2021 Minimum shareholding requirement and Executive Director share interests Executive Directors are required to build and retain a personal shareholding in Unilever within five years of their date of appointment to align their interests with those of Unilever’s shareholders. Incoming Executive Directors will be required to retain all shares vesting from any share awards made since their appointment (after deduction of tax) until their minimum shareholding requirements have been met in full. The table below shows the Executive Directors’ share ownership against the minimum shareholding requirements as at 31 December 2021 and the interest in PLC ordinary shares of the Executive Directors and their connected persons as at 31 December 2021. When calculating an Executive Director’s personal shareholding, the following methodology is used: ▪ fixed pay at the date of measurement; ▪ shares in PLC will qualify provided they are personally owned by the Executive Director, by a member of their (immediate) family or by certain corporate bodies, trusts or partnerships, as required by law from time to time (each a ‘connected person’); ▪ shares purchased under the legacy MCIP or legacy GSIP, whether from the annual bonus or otherwise, will qualify as from the moment of purchase as these are held in the individual’s name and are not subject to further restrictions; ▪ shares or entitlements to shares that are subject only to the Executive Director remaining in employment will qualify on a net of tax basis (including deferred bonus awards); ▪ shares awarded on a conditional basis by way of the legacy MCIP or legacy GSIP will not qualify until the moment of vesting (i.e. once the precise number of shares is fixed after the four-year vesting period for the legacy MCIP or three-year vesting period for the legacy GSIP has elapsed); ▪ shares awarded on a conditional basis under the PSP will not qualify until the moment of vesting (i.e. once the precise number of shares is fixed after the three-year vesting period for PSP has elapsed); and ▪ the shares will be valued on the date of measurement or, if that outcome fails the personal shareholding test, on the date of acquisition. The share price for the relevant measurement date will be based on the average closing share prices and the euro/sterling/US dollar exchange rates from the 60 calendar days prior to the measurement date. Any Executive Director who leaves after the date of the Remuneration Policy took effect will be required to maintain at least 100% of their minimum shareholding requirement for two years after leaving (or if less, their actual shareholding on the date of leaving). ULE members are required to build a shareholding of 400% of fixed pay (500% for the CEO). This requirement is 250% of fixed pay for the management layer below ULE. Executive Directors’ shareholdings are ring-fenced to ensure they meet the minimum shareholding requirement, including for two years after leaving. This means that even if the shares are vested, they are blocked until the end of the minimum shareholding requirement period (excluding any shares above the minimum shareholding requirement). Executive Directors’ and their connected persons’ interests in shares and share ownership Share ownership guideline as % of fixed pay (as at 31 December 2021) Have guidelines been met (as at 31 December 2021) Actual share ownership as a % of fixed pay (as at 31 December 2021)(a) Shares held as at 1 January 2021 Shares held as at 31 December 2021(b) PLC PLC ADS PLC PLC ADS CEO: Alan Jope 500% Yes 789% 37,508 214,714 43,251 223,140 CFO: Graeme Pitkethly 400% Yes 717% 144,366 — 182,058 — (a) Calculated based on the minimum shareholding requirements and methodology set out above and the headline fixed pay for the CEO and CFO as at 31 December 2021 (€1,560,780 for the CEO and €1,175,719 for the CFO). (b) PLC shares are ordinary 31/9p shares. Includes annual bonus deferral shares dividend accrual, which is reinvested. During the period between 31 December 2021 and 24 February 2022, the following changes in interests have occurred: ▪ Graeme Pitkethly purchased 6 PLC shares under the PLC ShareBuy Plan: 3 on 11 January 2022 at a share price of £39.20, and a further 3 on 8 February 2022 at a share price of £38.64; and ▪ as detailed under heading (D) on page 91, on 16 February 2022: ▪ Alan Jope acquired 14,252 PLC ADS shares following the vesting of his 2018 MCIP award; and ▪ Graeme Pitkethly acquired 13,280 PLC shares following the vesting of his 2018 MCIP award. The voting rights of the Directors (Executive and Non-Executive) and members of the ULE who hold interests in the share capital of PLC are the same as for other holders of the class of shares indicated. As at 24 February 2022, none of the Directors’ (Executive and Non-Executive) or other ULE members’ shareholdings amounted to more than 1% of the issued shares in that class of share. All shareholdings in the table above are beneficial. On page 76 the full share capital of PLC has been described. Pages 131 and 132 set out how many shares Unilever held to satisfy the awards under the share plans. Information in relation to outstanding share incentive awards As at 31 December 2021, Alan Jope held awards over a total of 139,664 shares which are subject to performance conditions and a total of 5,743 shares which are not subject to performance conditions, and Graeme Pitkethly held awards over a total of 112,343 shares which are subject to performance conditions and a total of 3,461 shares which are not subject to performance conditions. There are no awards of shares in the form of options. Directors’ Remuneration Report continued

95 G O V ER N A N C E R EP O R T Unilever Annual Report on Form 20-F 2021 Annual bonus deferral shares The following bonus deferral shares were outstanding at 31 December 2021 under the Unilever Share Plan 2017: Share type Balance of bonus deferral shares at 31 December 2021(a) Alan Jope PLC 5,743(b) Graeme Pitkethly PLC 3,461(c) (a) Annual bonus deferral shares accrue dividends, which are reinvested. (b) This includes a grant of 5,743 PLC shares made on 7 May 2021 (vesting 7 May 2024). (c) This includes a grant of 3,461 PLC shares made on 7 May 2021 (vesting 7 May 2024). PSP The following conditional shares were outstanding at 31 December 2021 under the PSP: Balance of conditional shares at January 2021 Conditional shares awarded in 2021 Balance of conditional shares at 31 December 2021 Share type No. of shares Performance period 1 January 2021 to 31 December 2023 Price at award Dividend shares accrued during the year(c) Vested in 2021(d) Price at vesting Additional shares earned in 2021 Shares lapsed No. of shares Alan Jope PLC — 61,233(a) £42.73 1,680 — — — — 62,913 Graeme Pitkethly PLC — 36,901(b) £42.73 1,012 — — — — 37,913 (a) This includes a grant of 61,233 PLC shares made on 7 May 2021 (vesting 7 May 2024). (b) This includes a grant of 36,901 PLC shares made on 7 May 2021 (vesting 7 May 2024). (c) Reflects reinvested dividend equivalents accrued during 2021 and subject to the same performance conditions as the underlying performance shares. (d) First year of grant, no vesting to take place until 2024. MCIP The following conditional shares vested during 2021 or were outstanding at 31 December 2021 under the MCIP: Balance of conditional shares at January 2021 Balance of conditional shares at 31 December 2021 Share type No. of shares Dividend shares accrued during the year(c) Vested in 2021(d) Price at vesting Additional shares earned in 2021(e) Shares lapsed No. of shares Alan Jope PLC 58,233(a) 2,137 — — — — 60,370 PLC ADS 25,414(a) 587 7,985 US$55.74 — 1,635 16,381 Graeme Pitkethly PLC 83,914(b) 2,653 10,074 £40.06 — 2,063 74,430 (a) This includes a grant of 8,607 PLC ADS shares made on 17 May 2017 (which vested on 16 February 2021), a grant of 14,454 PLC ADS shares made on 23 April 2018 (vesting on 16 February 2022), a grant of 16,668 PLC shares on 23 April 2019 (vesting on 9 February 2023) and a grant of 39,594 PLC shares on 24 April 2020 (vesting on 15 February 2024) and 2,353 PLC ADS shares and 1,971 PLC shares from reinvested dividends accrued in prior years in respect of awards. Please note, any Unilever N.V. shares were converted to PLC shares on unification in November 2020, which is why only Unilever PLC shares are provided in this table. (b) This includes a grant of 5,423 each NV and PLC shares made on 17 May 2017 (which vested on 16 February 2021), a grant of 12,408 of each NV and PLC shares made on 3 May 2018 (vesting on 16 February 2022), a grant of 19,196 PLC shares on 23 April 2019 (vesting on 9 February 2023) and a grant of 23,795 PLC shares on 24 April 2020 (vesting on 15 February 2024), 5,261 PLC shares from reinvested dividends accrued in prior years in respect of awards. Please note, any Unilever N.V. shares were converted to PLC shares on unification in November 2020, which is why only Unilever PLC shares are provided in this table. (c) Reflects reinvested dividend equivalents accrued during 2021, subject to the same performance conditions as the underlying matching shares. (d) The 17 May 2017 grant vested on 16 February 2021 at 83% for both Alan Jope and Graeme Pitkethly. (e) This includes any additional shares earned and accrued dividends as a result of a business performance multiplier on vesting below 100%. GSIP The following conditional shares vested during 2021 or were outstanding at 31 December 2021 under the GSIP: Balance of conditional shares at January 2021(a) Balance of conditional shares at 31 December 2021 Share type No. of shares Dividend shares accrued during the year Vested in 2021 Price at vesting Additional shares earned in 2021 Shares lapsed No. of shares Alan Jope n/a n/a n/a n/a n/a n/a n/a n/a Graeme Pitkethly PLC 28,149(b) — 14,638(c) £39.80 —(d) 13,511 — (a) In accordance with the Remuneration Policy adopted by shareholders in May 2018, no GSIP award has been granted after 2018. Alan Jope’s last GSIP vested in 2020. Graeme Pitkethly’s last GSIP vested in 2021. (b) This includes a grant of 12,772 of each NV and PLC shares made on 16 February 2018 (which vested on 17 February 2021), 1,298 PLC EUR and 1,307 PLC shares from reinvested dividends accrued in prior years in respect of awards. Please note, any Unilever N.V. shares were converted to PLC shares on unification in November 2020, which is why only Unilever PLC shares are provided in this table. (c) The 16 February 2018 grant vested on 17 February 2021 at 52% for Graeme Pitkethly. (d) This includes any additional shares earned and accrued dividends as result of a business performance multiplier on vesting above 100%.

96 Unilever Annual Report on Form 20-F 2021 Executive Directors' service contracts Starting dates of our Executive Directors’ service contracts: ▪ Alan Jope: 1 January 2019 (signed on 16 December 2020); and ▪ Graeme Pitkethly: 1 October 2015 (signed on 16 December 2015). Service contracts are available to shareholders to view at the AGMs or on request from the Group Secretary, and can be terminated with 12 months’ notice from Unilever or six months’ notice from the Executive Director. A payment in lieu of notice can be made of no more than one year’s fixed pay and other benefits. Other payments that can be made to Executive Directors in the event of loss of office are disclosed in our Remuneration Policy. See the remuneration topics section of our website for a copy of the Remuneration Policy. Payments to former Directors The table below shows the 2021 payments to Paul Polman in accordance with arrangements made with him upon his stepping down as CEO on 31 December 2018 and his retirement from employment with Unilever effective 2 July 2019. These arrangements were disclosed in the 2018 DRR. Paul Polman (€'000) Benefits(a) 74 MCIP 2018-2021 (pro-rated)(b) 779 Total Remuneration 853 (a) This includes tax preparation fees and social security. (b) Actual time pro-rated MCIP vesting (87%) on 16 February 2022 of 17,095 Unilever PLC shares at a closing share price of €45.58 on vesting date. Vesting based on MCIP 2021 outcomes on page 91. There have been no other payments to former Directors nor have there been any payments for loss of office during the year. Implementation of the Remuneration Policy for Non-Executive Directors There was no increase to Non-Executive Director fees in 2021. Following a review in 2021, the Committee decided to keep Non-Executive Director fees the same for 2022. The Committee will review the fees again in 2022. The table below outlines the current fee structure with fees set in euros and paid by Unilever PLC (in sterling) shown using the average exchange rate over the year of £1 = €0.8605 (rounded). 2022 2021 Roles and responsibilities Annual Fee € Annual Fee € Basic Non-Executive Director Fee 95,753 95,753 Chair (all-inclusive) 732,225 732,225 Senior Independent Director (modular) 45,060 45,060 Member of Nominating and Corporate Governance Committee 16,898 16,898 Member of Compensation Committee 20,277 20,277 Member of Corporate Responsibility Committee 16,898 16,898 Member of Audit Committee 25,910 25,910 Chair of Nominating and Corporate Governance Committee 33,795 33,795 Chair of Compensation Committee 33,795 33,795 Chair of Corporate Responsibility Committee 33,795 33,795 Chair of Audit Committee 45,060 45,060 All reasonable travel and other expenses incurred by Non-Executive Directors in the course of performing their duties are considered to be business expenses and so are reimbursed. Non-Executive Directors also receive expenses relating to the attendance of their spouse or partner, when they are invited by Unilever. Note, the Committee decided to update the foreign exchange (FX) rate used to disclose Non-Executive Director fees from 1 January 2022 to align with the FX rate used for other reporting in the DRR (i.e. average FX rate for the reporting year (€1 = £0.8605 for 2021) rather than a fixed exchange rate). This explains the change to the 2021 annual fees set out above compared to the 2020 DRR. Non-Executive Director fees are paid in GBP, therefore, actual pay to Non-Executive Directors will remain consistent. Directors’ Remuneration Report continued

97 G O V ER N A N C E R EP O R T Unilever Annual Report on Form 20-F 2021 Single figure of remuneration in 2021 for Non-Executive Directors The table below shows a single figure of remuneration for each of our Non-Executive Directors, for the years 2020 and 2021. Non-Executive Director 2021 2020 Fees(a) €'000 Benefits(b) €'000 Total remuneration €'000 Fees(a) €'000 Benefits(b) €'000 Total remuneration €'000 Nils Andersen(c) 755 – 755 778 – 778 Laura Cha(d) 137 – 137 134 – 134 Vittorio Colao(e) 22 – 22 138 – 138 Marijn Dekkers(f) – – – 47 – 47 Judith Hartmann(g) 126 – 126 129 – 129 Adrian Hennah(h) 21 – 21 – – – Andrea Jung(i) 180 – 180 135 – 135 Susan Kilsby(j) 126 – 126 129 – 129 Ruby Lu(k) 23 – 23 – – – Strive Masiyiwa(l) 134 – 134 138 – 138 Youngme Moon(m) 132 – 132 168 – 168 John Rishton(n) 145 – 145 150 – 150 Feike Sijbesma(o) 134 – 134 138 – 138 Total 1,935 – 1,935 2,084 – 2,084 (a) This includes fees received from Unilever for 2020 and 2021 respectively. Includes basic Non-Executive Director fee and committee chairship and/or membership. Where relevant, amounts for 2020 have been translated into euros using the average exchange rate over 2020 (€1 = £0.8877). Amounts for 2021 have been translated into euros using the average exchange rate over 2021 (€1 = £0.8605). (b) The only benefit received relates to travel by spouses or partners where they are invited by Unilever. There was no travel by the spouses or partners in 2021 due to the Covid-19 pandemic. (c) Chair, Chair of the Nominating and Corporate Governance Committee and member of the Compensation Committee. (d) Member of the Compensation Committee and Nominating and Corporate Governance Committee. (e) Stepped down from the Board and Chair of the Compensation Committee on 18 February 2021. (f) Retired from the Board at the May 2020 AGM. (g) Member of the Audit Committee. (h) Member of the Audit Committee and appointed to the Board with effect from 1 November 2021. (i) Senior Independent Director and member of the Nominating and Corporate Governance Committee from the May 2021 AGM and Chair of the Compensation Committee from 18 February 2021. (j) Member of the Audit Committee. (k) Member of the Compensation Committee and Nominating and Corporate Governance Committee and appointed to the Board with effect from 1 November 2021. (l) Chair of the Corporate Responsibility Committee. (m) Member of the Corporate Responsibility Committee. Stepped down as Senior Independent Director from the May 2021 AGM. (n) Chair of the Audit Committee. (o) Member of the Corporate Responsibility Committee and Nominating and Corporate Governance Committee. We do not grant our Non-Executive Directors any personal loans or guarantees or any variable remuneration, nor are they entitled to any severance payments. Percentage change in remuneration of Non-Executive Directors The table below shows the five-year history year-on-year percentage change for fees and other benefits for the current Non-Executive Directors. Total Remuneration(a) Non-Executive Director % change from 2020 to 2021 % change from 2019 to 2020 % change from 2018 to 2019 % change from 2017 to 2018 % change from 2016 to 2017 Nils Andersen -3.0% 253.9% 69.2% 16.1% -12.5% Laura Cha 2.3% 10.8% 5.2% 7.5% -10.1% Vittorio Colao(b) -83.8% -19.9% 35.4% 23.3% -3.7% Judith Hartmann -3.0% -11.4% 14.1% 14.3% -8.2% Adrian Hennah(c) – – – – – Andrea Jung(d) 32.8% 11.8% 51.3% – – Susan Kilsby -3.0% 144.0% – – – Ruby Lu(e) – – – – – Strive Masiyiwa -3.0% -0.9% 6.1% 18.0% 56.3% Youngme Moon(f) -21.4% -0.8% 15.0% 42.7% 45.1% John Rishton -3.0% -10.9% 17.5% 12.6% -9.3% Feike Sijbesma -3.0% -0.9% 3.0% 6.3% -3.8% (a) Non-Executive Directors receive an annual fixed fee and do not receive any Company performance-related payment. Therefore, the year-on-year % changes are mainly due to changes in committee chair or memberships, mid-year appointments of Non-Executive Directors, fee increases as disclosed in earlier directors’ remuneration reports and changes in the average sterling: euro exchange rates. Susan Kilsby joined Unilever in August 2019 and therefore her change from 2019 to 2020 shows a larger % change than for a usual mid-year joiner. Nils Andersen became Chair in November 2019, hence his larger % increase from 2019 to 2020. (b) Stepped down as Director on 18 February 2021. (c) Member of the Audit Committee and appointed to the Board with effect from 1 November 2021. (d) Senior Independent Director and member of the Nominating and Corporate Governance Committee with effect from May 2021 AGM and Chair of the Compensation Committee from 18 February 2021. (e) Member of Compensation Committee and Nominating and Corporate Governance Committee and appointed to the Board with effect from 1 November 2021. (f) Stepped down as Senior Independent Director with effect from May 2021 AGM.

98 Unilever Annual Report on Form 20-F 2021 Non-Executive Directors’ interests in shares Non-Executive Directors are encouraged to build up a personal shareholding of at least 100% of their annual fees over the five years from appointment. The table shows the interests in Unilever PLC ordinary shares as at 1 January 2021 and Unilever PLC ordinary shares as at 31 December 2021 of Non-Executive Directors and their connected persons. This is set against the minimum shareholding recommendation. There has been no change in these interests between 31 December 2021 and 24 February 2022 (other than Adrian Hennah, who bought 4,000 PLC shares on 11 February 2022 at a share price of £37.63 and Strive Masiyiwa, who bought 520 PLC shares on 15 February 2022 at a share price of £38.34). Non-Executive Director Share type Shares held at 31 December 2021 Share type Shares held at 1 January 2021 Actual share ownership as a % of NED fees (as at 31 December 2021) Nils Andersen PLC 21,014 PLC 21,014 129% Laura Cha PLC 3,518 PLC 3,518 119% Vittorio Colao(a) PLC 5,600 PLC 5,600 1,177% Judith Hartmann PLC 2,500 PLC 2,500 92% Adrian Hennah(b) PLC — n/a n/a —% Andrea Jung PLC 4,576 PLC 4,576 118% Susan Kilsby PLC 2,250 PLC 1,250 83% Ruby Lu(c) PLC — n/a n/a —% Strive Masiyiwa PLC 3,010 PLC 1,130 104% Youngme Moon PLC ADS 3,500 PLC ADS 3,500 125% John Rishton PLC 6,596 PLC 5,340 210% Feike Sijbesma PLC 10,000 PLC 10,000 345% (a) Stepped down as Director on 18 February 2021. Shares held as at 18 February 2021. (b) Appointed with effect from 1 November 2021. (c) Appointed with effect from 1 November 2021. Non-Executive Directors' letters of appointment All Non-Executive Directors were reappointed to the Board at the 2021 AGM.(a) Non-Executive Director Date first appointed to the Board Effective date of current appointment(a) Nils Andersen 30 April 2015 5 May 2021 Laura Cha 15 May 2013 5 May 2021 Vittorio Colao 1 July 2015 n/a Judith Hartmann 30 April 2015 5 May 2021 Adrian Hennah 1 November 2021 1 November 2021 Andrea Jung 3 May 2018 5 May 2021 Susan Kilsby 1 August 2019 5 May 2021 Ruby Lu 1 November 2021 1 November 2021 Strive Masiyiwa 21 April 2016 5 May 2021 Youngme Moon 21 April 2016 5 May 2021 John Rishton 15 May 2013 5 May 2021 Feike Sijbesma 1 November 2014 5 May 2021 (a) With the exception of Adrian Hennah and Ruby Lu who were appointed by the Board with effect from 1 November 2021 and appointment to be confirmed at the 2022 AGM and Vittorio Colao who stepped down as Director on 18 February 2021. The unexpired term for all Non-Executive Directors’ letters of appointment is the period up to the 2022 AGM, as they all, unless they are retiring, submit themselves for annual reappointment. Directors’ Remuneration Report continued

99 G O V ER N A N C E R EP O R T Unilever Annual Report on Form 20-F 2021 WL1 WL2 WL3 WL4 WL5 WL6 CFO CEO €0m €1m €2m €3m €4m €5m €6m €7m €8m €9m €10m €11m €12m 2021 Fixed 2021 Variable 2020 Fixed 2020 Variable CEO = 77.7 x WL1 | CFO = 54.6 x WL1 CEO = 26.2 x WL2 | CFO = 22.5 x WL2 CEO = 43.8 x WL2 | CFO = 30.8 x WL2 CEO = 14.1 x WL3 | CFO = 12.1 x WL3 CEO = 18.8 x WL3 | CFO = 13.2 x WL3 CEO = 7.1 x WL4 | CFO = 6.1 x WL4 CEO = 9.0 x WL4 | CFO = 6.3 x WL4 CEO = 2.9 x WL5 | CFO = 2.5 x WL5 CEO = 3.5 x WL5 | CFO = 2.5 x WL5 CEO = 1.6 x WL6 | CFO = 1.3 x WL6 CEO = 1.5 x WL6 | CFO = 1.1 x WL6 CEO = 1.2 x CFO CEO = 1.4 x CFO CEO = 56.0 x WL1 | CFO = 48.1 x WL1 Other disclosures related to Directors' remuneration Unilever regularly looks at pay ratios throughout the Group, and the pay ratio between each work level, and we have disclosed this for a number of years. The table below provides a detailed breakdown of the fixed and variable pay elements for each of our UK work levels, showing how each work level compares to the CEO and CFO in 2021 (with equivalent figures from 2020 included for comparison purposes). CEO/CFO Pay Ratio Comparison (split by fixed/variable pay) Figures for the CEO and CFO are calculated using the data from the Executive Directors’ single figure table on page 89. The year-on-year comparison reflects an increase in total compensation for the Executive Directors in 2021 following the significant drop in total compensation for the Executive Directors as a result of the lower performance outcomes on bonus and LTI in 2020. The numbers are further impacted by fluctuation in the exchange rates used to convert pay elements denominated in pounds sterling to euros for reporting purposes. Where relevant, amounts for 2020 have been translated using the average exchange rate over 2020 (€1 = £0.8877), and amounts for 2021 have been translated using the average exchange rate over 2021 (€1 = 0.8605). Annual bonus and LTI for the UK employees were not calculated following the statutory method for single figure pay. Instead, variable pay figures were calculated using: ▪ target annual bonus values multiplied by the actual bonus performance ratio for the respective year (disregarding personal performance multipliers, which equal out across the population as a whole); and ▪ MCIP values calculated at an appropriate average for the relevant work level of employees, i.e. an average 20% investment of bonus for WL2 employees; 45% for WL3 employees; 60% for WL4-5 employees; and 100% for WL6 employees, multiplied by the actual MCIP business performance ratio. Fixed pay figures reflect all elements of pay (including allowances) and benefits paid in cash.

100 Unilever Annual Report on Form 20-F 2021 CEO pay ratio comparison The table below is included to meet UK requirements and shows how pay for the CEO compares to our UK employees at the 25th percentile, median and 75th percentile. Year 25th Percentile Median Percentile 75th Percentile Mean Pay Ratio Year ended 31 December 2021 Salary: £34,560 £42,668 £58,869 Pay and benefits (excluding pension): £48,229 £60,306 £90,335 Pay ratio (Option A): 87 70 47 63 Year ended 31 December 2020 Salary: £34,298 £41,010 £55,000 Pay and benefits (excluding pension): £45,713 £55,751 £80,670 Pay ratio (Option A): 67 55 38 50 Year ended 31 December 2019 Salary: £38,510 £45,154 £59,988 Pay and benefits (excluding pension): £50,689 £61,086 £87,982 Pay ratio (Option A): 83 69 48 51 Figures for the CEO are calculated using the data from the Executive Directors’ single figure table on page 89 translated into sterling using the average exchange rate over 2020 (€1 = £0.8877) and 2021 (€1 = £0.8605). Option A was used to calculate the pay and benefits (including pension) of the 25th percentile, median and 75th percentile UK employees because the data was readily available for all UK employees of the Group and Option A is the most accurate method (as it is based on total full-time equivalent total reward for all UK employees for the relevant financial year). Figures are calculated by reference to 31 December 2021, and the respective salary and pay and benefits figures for each quartile are set out in the table above. Full-time equivalent figures are calculated on a pro- rated basis. Variable pay figures for the UK employees are calculated on the basis set out in the paragraph for other work levels below the ‘CEO/CFO pay ratio comparison’ table. The reason for this is it would be unduly onerous to recalculate these figures when, based on a sample, the impact of such recalculation is expected to be minimal. Year-on-year comparisons reflects the increase in performance related pay outcomes in 2021 compared to 2020. CEO total pay in 2021 increased by 42% from 2020, notably due to performance related pay, which form a larger portion of CEO pay. In comparison, total pay for UK employees increased by 8% (at median percentile) given a high proportion of UK employees are below management level and therefore have a lower weighting on performance related pay compared to the CEO. For the overall UK employee calculation, total pay has increased by approximately 8% (at median percentile), which is aligned to our defined peer group at the 50th percentile (market median), that we benchmark against on a yearly basis. The median ratio is considered to be consistent with the pay, reward and progression policies within Unilever as the Remuneration Policy is applicable across our 14,300+ managers throughout the whole business worldwide. Additionally, in the UK we are required to show additional disclosures on the rates of change in pay year on year. The pay ratios set out above are more meaningful as they compare to the pay of all of our UK employees. By contrast, the UK regulations require us to show the percentages below based on employees of our PLC top company only, which forms a relatively small proportion of our total UK workforce. So, whilst operationally we may pay greater attention to our internal pay ratios (included above in the ‘CEO/CFO pay ratio comparison’ table), these required figures are set out on the following page. Directors’ Remuneration Report continued

101 G O V ER N A N C E R EP O R T Unilever Annual Report on Form 20-F 2021 Percentage change in remuneration of Executive Directors (CEO/CFO) The table below shows the five-year history of year-on-year percentage change for fixed pay, other benefits (excluding pension) and bonus for the CEO, CFO and PLC’s employees (based on total full-time equivalent total reward for the relevant financial year) pursuant to UK requirements. The respective changes in percentages in fees for our Non-Executive Directors are included in the table ‘Percentage change in remuneration of Non-Executive Directors’ on page 97. Fixed pay Other benefits (not including pension) Bonus % change from 2020 to 2021 CEO(a)(b) 1.7% 35.7% 71.6% CFO(a)(c) 1.8% 23.7% 71.7% PLC employees(d) -19.3% -2.2% -10.6% % change from 2019 to 2020 CEO(a)(b) 4.0% 36.6% -39.1% CFO(a) 3.0% 40.7% -39.7% PLC employees(d) 1.7% 30.2% -3.0% % change from 2018 to 2019 CEO(a) -9.5% -92.3% -7.4% CFO(a) 4.2% 4.8% 7.9% PLC employees(d) 15.0% -5.2% 9.7% % change from 2017 to 2018 CEO(a) 11.3% -19.2% -16.5% CFO(a) 8.2% 8.3% -10.5% PLC employees(d) 8.4% -5.0% -3.9% % change from 2016 to 2017 CEO(a) -6.9% 5.0% 0.8% CFO(a)(c) -2.2% -5.5% 21.1% PLC employees(d) -6.8% -7.0% 14.5% % change from 2015 to 2016 CEO(a) -11.0% -5.1% -11.0% CFO(a)(c) -30.8% -32.2% 14.3% PLC employees(d) 10.1% 19.1% 16.6% (a) Calculated using the data from the Executive Directors’ single figure table on page 89 (for information on exchange rates, please see the footnotes in that table). (b) The increase in fixed pay for the CEO and CFO in 2021 reflects the pay increase awarded from 1 July 2021, as explained in the Committee Chair's letter on page 85. As a result of a higher formulaic outcome for the 2021 bonus, the bonus increased compared to the previous year (2020). Conversely, a lower formulaic outcome for the 2020 bonus resulted in the bonus from 2019 to 2020 decreasing. As at 1 January 2020, the tax gross-up has been added in the cost instead of in base salary and therefore the other benefits increased from 2019 to 2020 compared to prior years. As at 1 January 2019, Alan Jope succeeded Paul Polman as CEO and therefore the CEO remuneration from 2018 to 2019 decreased compared to prior years as Alan Jope’s fixed pay was set at a level lower than Paul Polman’s. (c) The increase in fixed pay for the CEO and CFO in 2021 reflects the pay increase awarded from 1 July 2021, as explained in the Committee Chair's letter on page 85. As a result of a higher formulaic outcome for the 2021 bonus, the bonus increased compared to the previous year (2020). Conversely, a lower formulaic outcome for the 2020 bonus resulted in the bonus from 2019 to 2020 decreasing. As at 1 January 2020, the tax gross-up has been added in the cost instead of in base salary and therefore the other benefits increased from 2019 to 2020 compared to prior years. Graeme Pitkethly succeeded Jean-Marc Huet as an Executive Director as per 21 April 2016, although he assumed the role of CFO as from October 2015. As a result, the figure for 2016 includes payments from May 2016 onwards. (d) For the PLC employees, fixed pay numbers have been restated to include cash-related benefits employees receive as part of their total compensation, to ensure we can accurately compare fixed pay for them against that of the CEO and CFO. Such cash-related benefits include car allowance, acting-up allowance, transport allowance, training instructor allowance and fixed pay protection allowance. Figures are also affected by changes in the average sterling: euro exchange rates, as well as changes in the number of employees, including more junior employees than in 2020.

102 Unilever Annual Report on Form 20-F 2021 Directors’ Remuneration Report continued Relative importance of spend on pay The chart below shows the relative spend on pay compared with dividends paid to Unilever shareholders and underlying earnings. Underlying earnings represent the underlying profit attributable to Unilever shareholders and provides a good reference point to compare spend on pay. The chart below shows the percentage of movement in underlying earnings, dividends and total staff costs versus the previous year. (a) In calculating underlying profit attributable to shareholders, net profit attributable to shareholders is adjusted to eliminate the post-tax impact of non-underlying items in operating profit and any other significant unusual terms within net profit but not operating profit (see note 7 on page 135 for details). (b) Includes share buy-back of €3,018m in 2021. CEO single figure ten-year history The table below shows the ten-year history of the CEO single figure of total remuneration: 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 CEO single figure of total remuneration (€‘000) 7,852 7,740 9,561 10,296 8,370 11,661 11,726 4,894 3,447 4,890 Annual bonus award rates against maximum opportunity 100% 78% 66% 92% 92% 100% 51% 55% 32% 54% GSIP performance shares vesting rates against maximum opportunity 55% 64% 61% 49% 35% 74% 66% 60% n/a n/a MCIP matching shares vesting rates against maximum opportunity n/a n/a 81% 65% 47% 99% 88% n/a 42% 44%

103 G O V ER N A N C E R EP O R T Unilever Annual Report on Form 20-F 2021 Va lu e of h yp ot he tic a l £ h ol d in g Dec 21Dec 20Dec 19Dec 18Dec 17Dec 16Dec 15Dec 14Dec 13Dec 12 50 150 100 200 250 300 350 400 Unilever PLC FTSE 100 Dec 11 Ten-year historical Total Shareholder Return (TSR) performance The graph below includes growth in the value of a hypothetical £100 investment over ten years’ FTSE 100 comparison based on 30-trading-day average values. The table below shows Unilever’s performance against the FTSE 100 Index, which is the most relevant index in the UK where we have our principal listing. Unilever is a constituent of this index. Ten-year historical TSR performance Serving as a Non-Executive Director on the board of another company Unilever recognises the benefit to the individual and the Group of senior executives acting as directors of other companies in terms of broadening Directors’ knowledge and experience, but the number of outside directorships of listed companies is generally limited to one per Executive Director. The remuneration and fees earned from that particular outside listed directorship may be retained (see ‘Independence and Conflicts’ on page 69 for further details). For the reason above, Graeme Pitkethly is permitted to be a Non-Executive Director of Pearson PLC since 1 May 2019. In 2021, he received an annual fee of €108,077 (£93,000) (2020: €104,014 (£92,333)) (of which 25% of his basic fee was, in accordance with Pearson’s remuneration policy, delivered in Pearson shares) based on an average exchange rate over 2021 of €1 = £0.8605. Figures for 2020 have been translated in euros based on an average exchange rate over 2020 of €1 = £0.8877.

104 Unilever Annual Report on Form 20-F 2021 The Compensation Committee During 2021, the Committee met five times and its activities included: ▪ finalising the Remuneration Policy; ▪ determining the 2020 annual bonus outcome; ▪ determining vesting of the MCIP awards for the CEO, CFO and the ULE; ▪ determining vesting of the GSIP award for the CFO; ▪ setting the 2021 annual bonus and PSP 2021-2023 performance measures and targets; ▪ reviewing fixed pay for the CEO and CFO and fees for the Non-Executive Directors; ▪ tracking external developments and assessing their impact on Unilever’s Remuneration Policy and its implementation, in particular in the context of Covid-19; ▪ retrospectively reviewing how the Remuneration Policy landed with stakeholders; ▪ reviewing underlying reward principles, workforce pay, including pay philosophy and pay positioning; ▪ reviewing gender pay gap data; ▪ considering progress on the living wage commitment that is now extended to the wider supply chain; and ▪ assessing performance against 2021 SPI targets and setting 2022 SPI targets along with the CRC. The Committee operates within its terms of reference which were last updated on 29 November 2020. The Committee’s terms of reference are contained within ‘The Governance of Unilever’. See the Board and Management Committees section of our website for a copy of the Committee's terms of reference. As part of the Board evaluation carried out in 2021, the Board evaluated the performance of the Committee. The Committee also carried out an assessment of its own performance in 2021. Overall, the Committee members concluded that the Committee is performing effectively. The Committee has agreed to further enhance its effectiveness by continuing to monitor the effectiveness of performance measures for incentives and their link to Company strategy and the assessment of the Company's talent bank and suitability for growth initiatives. Advisers While it is the Committee’s responsibility to exercise independent judgement, the Committee does request advice from management and professional advisers, as appropriate, to ensure that its decisions are fully informed given the internal and external environment. Fiona Camenzuli of PricewaterhouseCoopers (PwC) provided the Committee with independent advice on various matters it considered. During 2021, the wider PwC firm has also provided tax and consultancy services to Unilever including tax compliance, transfer pricing, other tax- related services, managed legal services, internal audit advice and secondees, third-party risk and compliance advice, cyber security advice, sustainability assurance and consulting, merger and acquisition support, and media assurance support. PwC is a member of the Remuneration Consultants Group and, as such, voluntarily operates under the code of conduct in relation to executive remuneration consulting in the UK, which is available online. www.remunerationconsultantsgroup.com (Code of Conduct: Executive Remuneration Consulting) The Committee is satisfied that the PwC engagement partner and team, which provide remuneration advice to the Committee, do not have connections with PLC that might impair their independence. The Committee reviewed the potential for conflicts of interest and judged that there were appropriate safeguards against such conflicts. The fees paid to PwC in relation to advice provided to the Committee in the year to 31 December 2021 were £137,100. This figure is calculated based on time spent and expenses incurred for the majority of advice provided, but on occasion, for specific projects, a fixed fee may be agreed. During the year, the Committee also sought input from the CEO (Alan Jope), the Chief Human Resources Officer (Leena Nair) and the VP Global Head of Reward (Constantina Tribou) on various subjects including the remuneration of senior management. No individual Executive Director was present when their own remuneration was being determined to ensure a conflict of interest did not arise, although the Committee has separately sought and obtained Executive Directors’ own views when determining the amount and structure of their remuneration before recommending individual packages to the Board for approval. The Committee also received legal and governance advice from the Chief Legal Officer and Group Secretary (Ritva Sotamaa) and the Chief Counsel Executive Compensation & Employment (Margot Fransen). Shareholder voting Unilever remains committed to ongoing shareholder dialogue and takes an active interest in voting outcomes. In the event of a substantial vote against a resolution in relation to Directors’ remuneration, Unilever would seek to understand the reasons for any such vote and would set out in the following Annual Report and Accounts any actions in response to it. The following table sets out actual voting in respect of this and previous report: Voting outcome (% of votes) For Against Withheld 2020 Directors' Remuneration Report (2021 AGM) (excluding the Directors' Remuneration Policy) 96.88% 3.12% 7,962,282 2021 Directors' Remuneration Policy (2021 AGM) 93.51% 6.49% 8,161,369 The Directors’ Remuneration Report has been approved by the Board, and signed on their behalf by Ritva Sotamaa, Chief Legal Officer and Group Secretary. Directors’ Remuneration Report continued

Financial statements Financial statements 106 Statement of Directors’ responsibilities 107 Report of Independent Registered Public Accounting Firm 114 Consolidated financial statements 118 Notes to the consolidated financial statements 176 Group Companies 187 Shareholder information 188 Additional Information for US Listing Purposes

106	Unilever Annual Report on Form 20-F 2021
Statement of Directors’ responsibilities
Annual accounts
The Directors are responsible for preparing the Annual Report and Accounts in accordance with applicable law and regulations. The Directors are also required by the UK Companies Act 2006 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Unilever Group and PLC as at the end of the financial year and of the profit or loss and cash flows for that year.
The Directors consider that, in preparing the accounts, the Group and PLC have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all international financial reporting standards (IFRS) as issued by the International Accounting Standards Board (IASB), and UK-adopted international accounting standards, which they consider to be applicable have been followed. The Directors are responsible for preparing the Annual Report and Accounts including the consolidated financial statements in the European single electronic format in accordance with the requirements as set out in Commission Delegated Regulation (EU) 2019/815 with regard to regulatory technical standards on the specification of a single electronic reporting format.
The Directors have responsibility for ensuring that PLC keep accounting records which disclose with reasonable accuracy their financial position and which enable the Directors to ensure that the accounts comply with all relevant legislation. They also have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group, and to prevent and detect fraud and other irregularities.
This statement, which should be read in conjunction with the Report of Independent Registered Public Accounting Firm, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the accounts.
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
Independent auditors and disclosure of information to auditors
UK law sets out additional responsibilities for the Directors of PLC regarding disclosure of information to auditors. To the best of each of the Directors’ knowledge and belief, and having made appropriate enquiries, all information relevant to enabling the auditors to provide their opinions on PLC’s consolidated accounts has been provided. Each of the Directors has taken all reasonable steps to ensure their awareness of any relevant audit information and to establish that Unilever PLC’s auditors are aware of any such information.
Directors’ responsibility statement
Each of the Directors confirms that, to the best of his or her knowledge:
▪The Unilever Annual Report and Accounts 2021, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy;
▪The financial statements which have been prepared in accordance with international financial reporting standards (IFRS) as issued by the International Accounting Standards Board (IASB), and UK-adopted international accounting standards give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and
▪The Strategic Report includes a fair review of the development and performance of the business and the position of PLC and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.
The Directors and their roles are listed on pages 72 to 73.
Going concern
The activities of the Group, together with the factors likely to affect its future development, performance, the financial position of the Group, its cash flows, liquidity position and borrowing facilities are described on pages 1 to 43. In addition, we describe in notes 15 to 18 on pages 144 to 159 the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities and its exposures to credit and liquidity risk. Although not assessed over the same period as going concern, the viability of the Group has been assessed on page 45.
The Group has considerable financial resources together with established business relationships with many customers and suppliers in countries throughout the world. As a consequence, the Directors believe that the Group is well placed to manage its business risks successfully for at least twelve months from the date of approval of the financial statements.
After making enquiries, the Directors consider it appropriate to adopt the going concern basis of accounting in preparing this Annual Report and Accounts.
Internal and disclosure controls and procedures
Please refer to pages 46 to 50 for a discussion of Unilever’s principal risk factors and to pages 44 to 50 for commentary on the Group’s approach to risk management and control.

Unilever Annual Report on Form 20-F 2021	107
Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors Unilever PLC:
Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated balance sheets of Unilever PLC and subsidiaries (the Company or Unilever Group) as of 31 December 2021 and 2020, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended 31 December 2021, and the related notes (collectively, the Consolidated Financial Statements). We also have audited the Company’s internal control over financial reporting as of 31 December 2021, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three-year period ended 31 December 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2021, based on criteria established in Internal Control -Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
The Company acquired Welly Health, Onnit Lab Inc. and Paula’s Choice Inc. on 29 January 2021, 28 May 2021 and 2 August 2021 respectively, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of 31 December 2021 Welly Health, Onnit Lab Inc. and Paula’s Choice Inc.’s internal control over financial reporting associated with 3.8% of the Unilever Group's total assets (of which 94% represented goodwill and intangible assets acquired) and 0.4% of the Company’s turnover included in the Consolidated Financial Statements of the Company as of and for the year ended 31 December 2021. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Welly Health, Onnit Lab Inc. and Paula’s Choice Inc..
Basis for Opinions
The Company’s management is responsible for these Consolidated Financial Statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s Consolidated Financial Statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Definition and Limitations of Internal Control Over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the Consolidated Financial Statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the Consolidated Financial Statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the Consolidated Financial Statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Indirect tax contingent liabilities in Brazil
As discussed in note 20 to the Consolidated Financial Statements, there are contingent liabilities reported for indirect taxes relating to disputes with the Brazilian authorities related to a 2001 corporate reorganisation. The total amount of the tax assessments in respect of this matter is €2,549 million as of 31 December 2021.
We identified the assessment of indirect tax contingent liabilities in Brazil related to a 2001 corporate reorganisation as a critical audit matter.
In Brazil, there is a high degree of complexity involved in the local indirect tax regimes (both state and federal) and jurisprudence, related to certain corporate reorganisations. Due to these complexities, there is a high degree of judgement applied by the Group with respect to the uncertainty of the outcome of this matter. Complex auditor’s judgement and specialised skills were also required in assessing the outcome of investigations by the authorities if a liability exists and in making an estimate of any economic outflows.
The following are the primary procedures we performed to address this critical audit matter:
▪We evaluated the design and tested the operating effectiveness of certain internal controls related to the indirect tax process including controls around the assessment of the outcome of investigations if a liability exists and the quantification of the potential economic outflow.
▪We involved local indirect tax professionals with specialised skills and knowledge who assisted in:
▪assessing the appropriateness of the contingent liabilities compared to the nature of the exposures, applicable regulations and related correspondence with the tax authorities; and
▪assessing the impact of historical and recent judgements passed by the court authorities in considering any legal precedent or case law by inquiring of the Group’s external lawyers and inspection of relevant information, on the likelihood of an outflow of economic resources.

108	Unilever Annual Report on Form 20-F 2021
▪We inspected legal opinions from third party lawyers and obtained formal confirmations from the Group’s external lawyers and, where relevant, compared to the underlying exposure.

/s/ KPMG LLP
London, United Kingdom
We have served as the Company’s auditor since 2014.
2 March 2022

Unilever Annual Report on Form 20-F 2021	109

THIS PAGE INTENTIONALLY LEFT BLANK

110	Unilever Annual Report on Form 20-F 2021

THIS PAGE INTENTIONALLY LEFT BLANK

Unilever Annual Report on Form 20-F 2021	111

THIS PAGE INTENTIONALLY LEFT BLANK

112	Unilever Annual Report on Form 20-F 2021

THIS PAGE INTENTIONALLY LEFT BLANK

Unilever Annual Report on Form 20-F 2021	113

THIS PAGE INTENTIONALLY LEFT BLANK

114	Unilever Annual Report on Form 20-F 2021

Consolidated Financial Statements Unilever Group
Consolidated income statement
for the year ended 31 December

		€ million	€ million	€ million
	Notes	2021	2020	2019
Turnover	2	52,444	50,724	51,980
Operating profit	2	8,702	8,303	8,708
Which includes non-underlying item credits/(charges) of	3	(934)	(1,064)	(1,239)
Net finance costs	5	(354)	(505)	(627)
Pensions and similar obligations		(10)	(9)	(30)
Finance income		147	232	224
Finance costs		(491)	(728)	(821)
Which includes non-underlying costs of	3	10	(56)	—
Non-underlying item net monetary gain/(loss) arising from hyperinflationary economies	1,3	(74)	20	32
Share of net profit/(loss) of joint ventures and associates	11	191	175	176
Which includes non-underlying item credits/(charges) of	3	—	—	3
Other income/(loss) from non-current investments and associates		91	3	—
Profit before taxation		8,556	7,996	8,289
Taxation	6A	(1,935)	(1,923)	(2,263)
Which includes tax impact of non-underlying items of	3	178	126	113
Net profit		6,621	6,073	6,026
Attributable to:
Non-controlling interests		572	492	401
Shareholders’ equity		6,049	5,581	5,625
Combined earnings per share	7
Basic earnings per share (€)		2.33	2.13	2.15
Diluted earnings per share (€)		2.32	2.12	2.14

Consolidated statement of comprehensive income
for the year ended 31 December

		€ million	€ million	€ million
	Notes	2021	2020	2019
Net profit		6,621	6,073	6,026
Other comprehensive income	6C
Items that will not be reclassified to profit or loss, net of tax:
Gains/(losses) on equity instruments measured at fair value through other comprehensive income		166	78	29
Remeasurement of defined benefit pension plans	15B	1,734	215	353
Items that may be reclassified subsequently to profit or loss, net of tax:
Gains/(losses) on cash flow hedges		279	60	176
Currency retranslation gains/(losses)	15B	1,177	(2,590)	(15)
Total comprehensive income		9,977	3,836	6,569
Attributable to:
Non-controlling interests		749	286	407
Shareholders’ equity		9,228	3,550	6,162
Note references in the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated balance sheet and consolidated cash flow statement relate to notes on pages 118 to 166, which form an integral part of the consolidated financial statements.

Unilever Annual Report on Form 20-F 2021	115
Consolidated statement of changes in equity
for the year ended 31 December

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Consolidated statement of changes in equity	Called up share capital	Share premium account	Unification reserve	Other reserves	Retained profit	Total	Non-controlling interests	Total equity
31 December 2018	464	129	—	(15,218)	26,022	11,397	720	12,117
Impact of adopting IFRIC 23	—	—	—	—	(38)	(38)	—	(38)
1 January 2019 (restated)	464	129	—	(15,218)	25,984	11,359	720	12,079
Profit or loss for the period	—	—	—	—	5,625	5,625	401	6,026
Other comprehensive income, net of tax:
Gains/(losses) on:
Equity instruments	—	—	—	25	—	25	4	29
Cash flow hedges	—	—	—	176	—	176	—	176
Remeasurements of defined benefit pension plans	—	—	—	—	352	352	1	353
Currency retranslation gains/(losses)	—	—	—	(18)	2	(16)	1	(15)
Total comprehensive income	—	—	—	183	5,979	6,162	407	6,569
Dividends on ordinary capital	—	—	—	—	(4,223)	(4,223)	—	(4,223)
Cancellation of treasury shares(a)	(44)	—	—	9,416	(9,372)	—	—	—
Other movements in treasury shares(b)	—	—	—	64	(231)	(167)	—	(167)
Share-based payment credit(c)	—	—	—	—	151	151	—	151
Dividends paid to non-controlling interests	—	—	—	—	—	—	(435)	(435)
Currency retranslation gains/(losses) net of tax	—	5	—	—	—	5	—	5
Hedging gain/(loss) transferred to non-financial assets	—	—	—	32	—	32	—	32
Other movements in equity	—	—	—	(51)	(76)	(127)	2	(125)
31 December 2019	420	134	—	(5,574)	18,212	13,192	694	13,886
Profit or loss for the period	—	—	—	—	5,581	5,581	492	6,073
Other comprehensive income, net of tax:
Gains/(losses) on:
Equity instruments	—	—	—	68	—	68	10	78
Cash flow hedges	—	—	—	62	—	62	(2)	60
Remeasurements of defined benefit pension plans	—	—	—	—	217	217	(2)	215
Currency retranslation gains/(losses)	—	—	—	(2,356)	(22)	(2,378)	(212)	(2,590)
Total comprehensive income	—	—	—	(2,226)	5,776	3,550	286	3,836
Dividends on ordinary capital	—	—	—	—	(4,300)	(4,300)	—	(4,300)
Issue of PLC ordinary shares as part of Unification(d)	51	—	—	—	(51)	—	—	—
Cancellation of NV ordinary shares as part of Unification(d)	(233)	(20)	—	—	253	—	—	—
Other effects of Unification(e)	(146)	73,364	(73,364)	132	14	—	—	—
Movements in treasury shares(b)	—	—	—	220	(158)	62	—	62
Share-based payment credit(c)	—	—	—	—	108	108	—	108
Dividends paid to non-controlling interests	—	—	—	—	—	—	(559)	(559)
Currency retranslation gains/(losses) net of tax	—	(6)	—	—	—	(6)	—	(6)
Hedging gain/(loss) transferred to non-financial assets	—	—	—	10	—	10	2	12
Net gain arising from Horlicks acquisition(f)	—	—	—	—	2,930	2,930	1,918	4,848
Other movements in equity(g)	—	—	—	(44)	(236)	(280)	48	(232)
31 December 2020	92	73,472	(73,364)	(7,482)	22,548	15,266	2,389	17,655
Profit or loss for the period	—	—	—	—	6,049	6,049	572	6,621
Other comprehensive income, net of tax:
Gains/(losses) on:
Equity instruments	—	—	—	147	—	147	19	166
Cash flow hedges	—	—	—	276	—	276	3	279
Remeasurements of defined benefit pension plans	—	—	—	—	1,728	1,728	6	1,734
Currency retranslation gains/(losses)	—	—	—	1,025	3	1,028	149	1,177
Total comprehensive income	—	—	—	1,448	7,780	9,228	749	9,977
Dividends on ordinary capital	—	—	—	—	(4,458)	(4,458)	—	(4,458)
Share capital reduction(h)	—	(20,626)	—	—	20,626	—	—	—
Repurchase of shares(i)	—	—	—	(3,018)	—	(3,018)	—	(3,018)
Movements in treasury shares(b)	—	—	—	95	(143)	(48)	—	(48)
Share-based payment credit(c)	—	—	—	—	161	161	—	161
Dividends paid to non-controlling interests	—	—	—	—	—	—	(503)	(503)
Hedging gain/(loss) transferred to non-financial assets	—	—	—	(171)	—	(171)	(3)	(174)
Other movements in equity(g)	—	(2)	—	(82)	231	147	7	154
31 December 2021	92	52,844	(73,364)	(9,210)	46,745	17,107	2,639	19,746
(a)During 2019, 254,012,896 NV ordinary shares and 18,660,634 PLC ordinary shares were cancelled. The amount paid to repurchase these shares was initially recognised in other reserves and is transferred to retained profit on cancellation.
(b)Includes purchases and sales of treasury shares, other than the share buyback programme and the transfer from treasury shares to retained profit of share-settled schemes arising from prior years and differences between exercise and grant price of share options in 2019 and 2020.
(c)The share-based payment credit relates to the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.
(d)As part of Unification, NV shareholders were issued new PLC ordinary shares, all issued NV shares were cancelled. The impact is recognised in retained profit.
(e)Includes the reduction of PLC’s share capital following the cessation of the Equalisation Agreement. Prior to Unification, a conversion rate of £1= €5.143 was used in accordance with the Equalisation Agreement to translate PLC’s share capital. Following Unification, PLC’s share capital has been translated using the exchange rate at the date of Unification. To reflect the legal share capital of the PLC company, an increase to share premium of €73,364 million and a debit unification reserve for the same amount have been recorded as there is no change in the net assets of the Group. This debit is not a loss as a matter of law.
(f)Consideration for the Horlicks Acquisition included the issuance of shares in a group subsidiary, Hindustan Unilever Limited, which resulted in a net gain being recognised within equity. See note 21 for further details.
(g)2021 includes a hyperinflation adjustment of €280 million and €82 million related to the Welly acquisition. 2020 includes €163 million paid for purchase of the non-controlling interest in Unilever Malaysia.
(h)Share premium has been adjusted to reflect the legal share capital of the PLC company, which reduced by £18,400 million following court approval on 15 June 2021.
(i)Repurchase of shares reflects the cost of acquiring ordinary shares as part of the share buyback programme announced on 29 April 2021.

116	Unilever Annual Report on Form 20-F 2021
Consolidated Financial Statements Unilever Group continued

Consolidated balance sheet
for the year ended 31 December

		€ million	€ million
	Notes	2021	2020
Assets
Non-current assets
Goodwill	9	20,330	18,942
Intangible assets	9	18,261	15,999
Property, plant and equipment	10	10,347	10,558
Pension asset for funded schemes in surplus	4B	5,119	2,722
Deferred tax assets	6B	1,465	1,474
Financial assets	17A	1,198	876
Other non-current assets	11	974	931
		57,694	51,502
Current assets
Inventories	12	4,683	4,462
Trade and other current receivables	13	5,422	4,939
Current tax assets		324	372
Cash and cash equivalents	17A	3,415	5,548
Other financial assets	17A	1,156	808
Assets held for sale	22	2,401	28
		17,401	16,157
Total assets		75,095	67,659
Liabilities
Current liabilities
Financial liabilities	15C	7,252	4,461
Trade payables and other current liabilities	14	14,861	14,132
Current tax liabilities		1,365	1,451
Provisions	19	480	547
Liabilities held for sale	22	820	1
		24,778	20,592
Non-current liabilities
Financial liabilities	15C	22,881	22,844
Non-current tax liabilities		148	149
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	4B	831	1,109
Unfunded schemes	4B	1,295	1,326
Provisions	19	611	583
Deferred tax liabilities	6B	4,530	3,166
Other non-current liabilities	14	275	235
		30,571	29,412
Total liabilities		55,349	50,004

Equity
Shareholders’ equity		17,107	15,266
Non-controlling interests		2,639	2,389
Total equity		19,746	17,655
Total liabilities and equity		75,095	67,659
Note references in the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated balance sheet and consolidated cash flow statement relate to notes on pages 118 to 166, which form an integral part of the consolidated financial statements.
These financial statements have been approved by the Directors.

The Board of Directors
2 March 2022

Unilever Annual Report on Form 20-F 2021	117
Consolidated cash flow statement
for the year ended 31 December

		€ million	€ million	€ million
	Notes	2021	2020	2019
Net profit		6,621	6,073	6,026
Taxation		1,935	1,923	2,263
Share of net profit of joint ventures/associates and other income/(loss) from non-current investments		(282)	(178)	(176)
Net monetary (gain)/loss arising from hyperinflationary economies		74	(20)	(32)
Net finance costs	5	354	505	627
Operating profit		8,702	8,303	8,708
Depreciation, amortisation and impairment		1,763	2,018	1,982
Changes in working capital:		(47)	680	(9)
Inventories		(458)	(587)	313
Trade and other receivables		(307)	1,125	(445)
Trade payables and other liabilities		718	142	123
Pensions and similar obligations less payments		(183)	(182)	(260)
Provisions less payments		(61)	(53)	7
Elimination of (profits)/losses on disposals		23	60	60
Non-cash charge for share-based compensation		161	108	151
Other adjustments		(53)	(1)	2
Cash flow from operating activities		10,305	10,933	10,641
Income tax paid		(2,333)	(1,875)	(2,532)
Net cash flow from operating activities		7,972	9,058	8,109
Interest received		148	169	146
Purchase of intangible assets		(232)	(158)	(210)
Purchase of property, plant and equipment		(1,108)	(863)	(1,316)
Disposal of property, plant and equipment		101	89	97
Acquisition of businesses and investments in joint ventures and associates		(2,131)	(1,426)	(1,122)
Disposal of businesses, joint ventures and associates		43	39	177
Acquisition of other non-current investments		(142)	(128)	(160)
Disposal of other non-current investments		137	51	55
Dividends from joint ventures, associates and other non-current investments		185	188	164
(Purchase)/sale of financial assets		(247)	558	(68)
Net cash flow (used in)/from investing activities		(3,246)	(1,481)	(2,237)
Dividends paid on ordinary share capital		(4,483)	(4,279)	(4,209)
Interest paid		(488)	(624)	(694)
Net change in short-term borrowings		656	722	337
Additional financial liabilities		4,748	3,117	5,911
Repayment of financial liabilities		(3,550)	(3,577)	(4,912)
Capital element of lease rental payments		(464)	(443)	(435)
Repurchase of shares	24	(3,018)	—	—
Other movements on treasury shares		—	—	(201)
Other financing activities (a)		(500)	(720)	(464)
Net cash flow (used in)/from financing activities		(7,099)	(5,804)	(4,667)
Net increase/(decrease) in cash and cash equivalents		(2,373)	1,773	1,205
Cash and cash equivalents at the beginning of the year		5,475	4,116	3,090
Effect of foreign exchange rate changes		285	(414)	(179)
Cash and cash equivalents at the end of the year	17A	3,387	5,475	4,116
(a)Other financing activities include cash paid for the purchase of non-controlling interests and dividends paid to minority interests.
The cash flows of pension funds (other than contributions and other direct payments made by the Group in respect of pensions and similar obligations) are not included in the Group cash flow statement.

118	Unilever Annual Report on Form 20-F 2021

Notes to the Consolidated Financial Statements Unilever Group
1. Accounting information and policies
Basis of consolidation
Group companies included in the consolidated financial statements for 2021 are PLC and all subsidiary undertakings, which are those entities controlled by PLC. Control exists when the Group has the power to direct the activities of an entity so as to affect the return on investment.
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
On 29 November 2020, the Unilever Group underwent a reorganisation so that there were no longer two parent companies, Unilever N.V. ('NV')
and Unilever PLC ('PLC'), but one parent company PLC. This reorganisation is referred to as 'Unification' in the Group consolidated financial statements.
Prior to 29 November 2020, the Group operated with two parent companies, NV and PLC, who together with the group companies operated as a single economic entity.
Company legislation and accounting standards
The consolidated financial statements have been prepared in accordance with international financial reporting standards (IFRS) as issued by the International Accounting Standards Board (IASB), and UK-adopted international accounting standards.
These financial statements are prepared under the historical cost convention unless otherwise indicated.
These financial statements have been prepared on a going concern basis. The Group has considerable financial resources together with established business relationships with many customers and suppliers in countries throughout the world. As a consequence, the Group is well placed to manage its business risks successfully for at least twelve months from the date of approval of the financial statements.
Accounting policies
The accounting policies adopted are the same as those which were applied for the previous financial year except as set out below under the heading ‘Recent accounting developments’.
Accounting policies are included in the relevant notes to the consolidated financial statements. These are presented as text highlighted in grey on pages 118 to 166. The accounting policies below are applied throughout the financial statements.
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
The ordinary share capital of PLC is translated to euro using the historical rate at the date the shares were issued (see note 15B on page 146).
The effect of exchange rate changes during the year on net assets of foreign operations is recorded in equity. For this purpose, net assets include loans between group companies and any related foreign exchange contracts where settlement is neither planned nor likely to occur in the foreseeable future.
The Group applies hedge accounting to certain exchange differences arising between the functional currencies of a foreign operation and the functional currency of the parent entity, regardless of whether the net investment is held directly or through an intermediate parent. Differences arising on retranslation of a financial liability designated as a foreign currency net investment hedge are recorded in equity to the extent that the hedge is effective. These differences are reported within profit or loss to the extent that the hedge is ineffective.
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
Hyperinflationary economies
The Argentinian economy was designated as hyperinflationary from 1 July 2018. As a result, application of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ has been applied to all Unilever entities whose functional currency is the Argentinian Peso. The application of IAS 29 includes:
▪Adjustment of historical cost non-monetary assets and liabilities for the change in purchasing power caused by inflation from the date of initial recognition to the balance sheet date;
▪Adjustment of the income statement for inflation during the reporting period;
▪The income statement is translated at the period-end foreign exchange rate instead of an average rate; and
▪Adjustment of the income statement to reflect the impact of inflation and exchange rate movement on holding monetary assets and liabilities in local currency.
The main effects of the Group consolidated financial statements for 2021 are:
▪Total assets are increased by €106 million.
▪Turnover is increased by €124 million.
▪Operating profit is reduced by €2 million.
▪A net monetary loss of €74 million is recognised.
Climate change
In preparing these consolidated financial statements we have considered the impact of both physical and transition climate change risks on the current valuation of our assets and liabilities. We do not believe that there is a material impact on the financial reporting judgements and estimates arising from our considerations and as a result the valuations of our assets or liabilities have not been significantly impacted by these risks as at 31 December 2021. In concluding, we specifically considered the impact of climate change on the growth rates and projected cash flows as part of our goodwill impairment testing (see note 9). As government policies evolve as a result of commitments to limit global warming to 1.5°C, we will continue to monitor implications on the valuations of our assets and liabilities that could arise in future years.
Critical accounting estimates and judgements
The preparation of financial statements requires management to make estimates and judgements in the application of accounting policies that affect the reported amounts of assets, liabilities, income and

Unilever Annual Report on Form 20-F 2021	119
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
The following estimates are those that management believe have the most significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are:
▪Measurement of defined benefit obligations – the valuations of the Group’s defined benefit pension plan obligations are dependent on a number of assumptions. These include discount rates, inflation and life expectancy of scheme members. Details of these assumptions and sensitivities are in note 4B.
The following judgements are those that management believe have the most significant effect on the amounts recognised in the Group’s financial statements:
▪Separate presentation of items in the income statement – certain items of income or expense are presented separately as non-underlying items. These are excluded in several of our performance measures, including underlying operating profit and underlying earnings per share due to their nature and/or frequency of occurrence. See note 3 for further details.
•Disclosure of ekaterra assets and liabilities – following the announcement to dispose of part of our Tea business ('ekaterra'), management has assessed whether this would meet the criteria for presentation as a discontinued operation. As the contribution of ekaterra to the overall Group is approximately 4% of Group turnover and 3% of total assets, management has concluded that it does not represent a separate major line of business, nor separate component of the Group and so should not be presented as a discontinued operation. ekaterra assets and liabilities have been presented in the financial statements as held for sale – see note 22.
▪Utilisation of tax losses and recognition of other deferred tax assets – the Group operates in many countries and is subject to taxes in numerous jurisdictions. Management uses judgement to assess the recoverability of tax assets such as whether there will be sufficient future taxable profits to utilise losses – see note 6B.
▪Likelihood of occurrence of provisions and contingent liabilities – events can occur where there is uncertainty over future obligations. Judgement is required to determine if an outflow of economic resources is probable, or possible but not probable. Where it is probable, a liability is recognised and further judgement is used to determine the level of the provision. Where it is possible but not probable, further judgement is used to determine if the likelihood is remote, in which case no disclosures are provided; if the likelihood is not remote then judgement is used to determine the contingent liability disclosed. Unilever does not have provisions and contingent liabilities for the same matters. External advice is obtained for any material cases. See notes 6A, 19 and 20.
▪Recognition of pension surplus – where there is an accounting surplus on a defined benefit plan, management uses judgement to determine whether the Group can realise the surplus through refunds, reductions in future combinations or a combination of both.

Recent accounting developments adopted by the Group
The Group applied for the first-time amendments to the following standards from 1 January 2021.

Applicable standard	Key requirements	Impact on Group
Interest Rate Benchmark Reform (Phase 2) Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16	The amendments are applicable when an existing interest rate benchmark is replaced by another interest rate benchmark. The amendments provide a practical expedient that modifications to asset and liability values as a direct consequence of the interest rate benchmark reform and made on an economically equivalent basis (i.e. where the basis for determining contractual cash flows is the same), can be accounted for by only updating the effective interest rate.	We do not have significant financial instruments that refer to an interest rate benchmark so these amendments have not had a material impact on Unilever.
Additionally, hedge accounting is not discontinued solely because of the replacement of another interest rate benchmark. Hedging relationships (and related documentation) must instead be amended to reflect modifications to the hedged item, hedging instrument and hedged risk.
All other standards or amendments to standards that have been issued by the IASB and were effective by 1 January 2021 were not applicable or material to Unilever.
New standards, amendments and interpretations of existing standards that are not yet effective and have not been early adopted by the Group
IFRS 17 ‘Insurance Contracts’ has been released but is not yet adopted by the Group. The standard is effective from the year ended 31 December 2023 and introduces a new model for accounting for insurance contracts. We have reviewed existing arrangements and concluded that IFRS 17 is not expected to be material for Unilever.
All other new standards or amendments that are not yet effective that have been issued by the IASB are not applicable or material to Unilever.

120	Unilever Annual Report on Form 20-F 2021
Notes to the Consolidated Financial Statements Unilever Group continued
2. Segment information

Segmental reporting
Beauty & Personal Care	▪primarily sales of skin cleansing (soap, shower), hair care (shampoo, conditioner, styling), skin care (face, hand and body moisturisers) and deodorant categories.
Foods & Refreshment	▪primarily sales of ice cream, savoury (soups, bouillons, seasoning), dressings (mayonnaise, ketchup) and tea (including ekaterra) categories.
Home Care	•primarily sales of fabric care (washing powders and liquids, rinse conditioners) and a wide range of cleaning products.
Revenue
Turnover comprises sales of goods after the deduction of discounts, sales taxes and estimated returns. It does not include sales between group companies. Discounts given by Unilever include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs and are based on the contractual arrangements with each customer. Discounts can either be immediately deducted from the sales value on the invoice or off-invoice and settled later through credit notes when the precise amounts are known. Rebates are generally off-invoice. Amounts provided for discounts at the end of a period require estimation; historical data and accumulated experience is used to estimate the provision using the most likely amount method and in most instances, the discount can be estimated using known facts with a high level of accuracy. Any differences between actual amounts settled and the amounts provided are not material and recognised in the subsequent reporting period.
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
Our customers have the contractual right to return goods only when authorised by Unilever. At 31 December 2021, an estimate has been made of goods that will be returned and a liability has been recognised for this amount. An asset has also been recorded for the corresponding inventory that is estimated to return to Unilever using a best estimate based on accumulated experience.
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

Our segments are comprised of similar product categories. 10 categories (2020: 10; 2019: 9) individually accounted for 5% or more of our revenue in one or more of the last three years. The following table shows the relevant contribution of these categories to Group revenue for the periods shown:

Category	Segment	2021	2020	2019
Fabric	Home Care	14%	14%	15%
Ice Cream	Foods & Refreshment	13%	13%	13%
Skin Cleansing	Beauty & Personal Care	11%	12%	10%
Hair Care	Beauty & Personal Care	11%	11%	12%
Savoury	Foods & Refreshment	10%	11%	11%
Deodorant	Beauty & Personal Care	7%	8%	8%
Skin Care	Beauty & Personal Care	7%	7%	8%
Dressings	Foods & Refreshment	6%	6%	5%
Tea*	Foods & Refreshment	5%	6%	6%
Home & Hygiene	Home Care	5%	5%	4%
Other		11%	7%	8%
* Tea includes ekaterra as well as the retained tea business.

Unilever Annual Report on Form 20-F 2021	121
2. Segment information continued
The Group operating segment information is provided based on three product areas: Beauty & Personal Care, Foods & Refreshment and Home Care.

		€ million	€ million	€ million	€ million
	Notes	Beauty & Personal Care	Foods & Refreshment	Home Care	Total
2021
Turnover		21,901	19,971	10,572	52,444
Operating profit		4,471	2,937	1,294	8,702
Non-underlying items	3	271	540	123	934
Underlying operating profit		4,742	3,477	1,417	9,636
Share of net profit/(loss) of joint ventures and associates		10	174	7	191
Significant non-cash charges:
Within underlying operating profit:
Depreciation and amortisation		621	816	309	1,746
Share-based compensation and other non-cash charges(a)		102	103	44	249
Within non-underlying items:
Impairment and other non-cash charges(b)		13	33	12	58
2020
Turnover		21,124	19,140	10,460	50,724
Operating profit		4,311	2,749	1,243	8,303
Non-underlying items	3	280	508	276	1,064
Underlying operating profit		4,591	3,257	1,519	9,367
Share of net profit/(loss) of joint ventures and associates		7	163	5	175
Significant non-cash charges:
Within underlying operating profit:
Depreciation and amortisation		710	946	362	2,018
Share-based compensation and other non-cash charges(a)		77	85	41	203
Within non-underlying items:
Impairment and other non-cash charges(b)		38	77	35	150
2019
Turnover		21,868	19,287	10,825	51,980
Operating profit		4,520	2,811	1,377	8,708
Non-underlying items	3	440	571	228	1,239
Underlying operating profit		4,960	3,382	1,605	9,947
Share of net profit/(loss) of joint ventures and associates		1	171	4	176
Significant non-cash charges:
Within underlying operating profit:
Depreciation and amortisation		693	902	369	1,964
Share-based compensation and other non-cash charges(a)		62	56	50	168
Within non-underlying items:
Impairment and other non-cash charges(b)		105	159	46	310
(a)Other non-cash charges within underlying operating profit include movements in provisions from underlying activities, excluding movements arising from non- underlying activities.
(b)Other non-cash charges within non-underlying items includes movements in restructuring provisions and movements in certain legal provisions.

122	Unilever Annual Report on Form 20-F 2021
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
Turnover and non-current assets for the country of domicile, the United States and India (being the two largest countries outside the home country) and for all other countries are:

	€ million	€ million	€ million	€ million	€ million
	United Kingdom	United States	India	Others	Total
2021
Turnover	2,443	9,864	5,618	34,519	52,444
Non-current assets(a)	3,858	16,692	6,755	22,607	49,912
2020
Turnover	2,391	9,363	4,993	33,977	50,724
Non-current assets(a)	3,587	12,946	6,264	23,633	46,430
2019
Turnover	2,306	8,702	4,964	36,009	51,980
Non-current assets(a)	3,891	13,326	1,137	25,391	43,744
(a)For the purpose of this table, non-current assets include goodwill, intangible assets, property, plant and equipment and other non-current assets as shown on the consolidated balance sheet. Goodwill is attributed to countries where acquired business operated at the time of acquisition; all other assets are attributed to the countries where they were acquired.
No other country had turnover or non-current assets (as shown above) greater than 10% of the Group total.
Additional information by geographies
Although the Group’s operations are managed by product area, we provide additional information based on geographies. The analysis of turnover by geographical area is stated on the basis of origin.

	€ million	€ million	€ million	€ million
	Asia/ AMET/RUB	The Americas(a)	Europe	Total
2021
Turnover	24,264	16,844	11,336	52,444
Operating profit	4,536	2,696	1,470	8,702
Non-underlying items	297	284	353	934
Underlying operating profit	4,833	2,980	1,823	9,636
Share of net profit/(loss) of joint ventures and associates	(3)	127	67	191
2020
Turnover	23,440	16,080	11,204	50,724
Operating profit	4,137	2,723	1,443	8,303
Non-underlying items	409	249	406	1,064
Underlying operating profit	4,546	2,973	1,848	9,367
Share of net profit/(loss) of joint ventures and associates	8	122	45	175
2019
Turnover	24,129	16,482	11,369	51,980
Operating profit	4,418	2,683	1,607	8,708
Non-underlying items	439	395	405	1,239
Underlying operating profit	4,857	3,078	2,012	9,947
Share of net profit/(loss) of joint ventures and associates	(5)	126	55	176
(a)Americas sales in North America were €10,627 million (2020: €10,117 million; 2019: €9,411 million) and in Latin America were €6,217 million (2020: €5,963 million; 2019: €7,071 million).
The Group's turnover classified by markets are:

	€ million	€ million	€ million
	2021	2020	2019
Emerging markets	30,407	29,281	31,021
Developed markets	22,037	21,443	20,959
Transactions between the Unilever Group’s geographical regions are immaterial and are carried out on at arm’s length basis.

Unilever Annual Report on Form 20-F 2021	123

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
(iii) Overheads
Overheads include staff costs associated with sales activities and central functions such as finance, human resources, and research and development costs. Research and development costs are staff costs, material costs, depreciation of property, plant and equipment, patent costs and other costs that are directly attributable to research and product development activities. These costs are charged to the income statement as incurred.
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

	€ million	€ million	€ million
	2021	2020	2019
Turnover	52,444	50,724	51,980
Cost of sales	(30,259)	(28,684)	(29,102)
of which:
Distribution costs	(3,313)	(3,104)	(3,089)
Production costs	(3,678)	(3,696)	(3,701)
Raw and packaging materials and goods purchased for resale	(21,799)	(20,400)	(20,769)
Other	(1,469)	(1,484)	(1,543)
Gross profit	22,185	22,040	22,878
Selling and administrative expenses	(12,549)	(12,673)	(12,931)
of which:
Brand and marketing investment	(6,873)	(7,091)	(7,272)
Overheads	(5,676)	(5,582)	(5,659)
of which: Research and development(a)	(847)	(800)	(840)
Non-underlying items within operating profit before tax	(934)	(1,064)	(1,239)
Operating profit	8,702	8,303	8,708
(a)From 2021, research and development costs include patent costs of €27 million. The prior year comparators have not been restated. Patent costs in 2020 and 2019 were €27 million in each year.
Exchange losses within operating costs in 2021 are nil (2020: €45 million; 2019: €41 million).

124	Unilever Annual Report on Form 20-F 2021
Notes to the Consolidated Financial Statements Unilever Group continued
3. Operating costs and non-underlying items continued
Non-underlying items
Non-underlying items are disclosed on the face of the income statement to provide additional information to users to help them better understand underlying business performance.

	€ million	€ million	€ million
	2021	2020	2019
Non-underlying items within operating profit before tax	(934)	(1,064)	(1,239)
Acquisition and disposal-related costs(a)	(332)	(69)	(132)
Gain on disposal of group companies(b)	36	8	70
Restructuring costs(c)	(632)	(916)	(1,159)
Impairments(d)	(17)	—	(18)
Other(e)	11	(87)	—
Tax on non-underlying items within operating profit	219	272	309
Non-underlying items within operating profit after tax	(715)	(792)	(930)
Non-underlying items not in operating profit but within net profit before tax	(64)	(36)	35
Share of gain on disposal of Spreads business in Portugal JV	—	—	3
Interest related to the UK tax audit of intangible income and centralised services	10	(56)	—
Net monetary gain/(loss) arising from hyperinflationary economies	(74)	20	32
Tax impact of non-underlying items not in operating profit but within net profit	(41)	(146)	(196)
Taxes related to the reorganisation of our European business	31	(58)	(175)
Taxes related to share buyback as part of Unification	—	(30)	—
Taxes related to the UK tax audit of intangible income and centralised services	(29)	(53)	—
Hyperinflation adjustment for Argentina deferred tax	(43)	(5)	(21)
Non-underlying items not in operating profit but within net profit after tax	(105)	(182)	(161)
Non-underlying items after tax(f)	(820)	(974)	(1,091)
Attributable to:
Non-controlling interest	(30)	(23)	(28)
Shareholders' equity	(790)	(951)	(1,063)
(a)2021 includes a charge of €196 million relating to the planned disposal of ekaterra and other acquisition and disposal activities.
(b)2021 gain relates to several small disposal of brands in Foods and Refreshment. The 2020 gain relates to the disposal of a laundry bar business in Latin America. 2019 includes a gain of €57 million relating to the disposal of Alsa.
(c)Restructuring costs are comprised of various supply chain optimisation projects and organisational change programmes across markets.
(d)2021 relates to the write down of leased land and building assets. 2019 includes a charge of €18 million relating to an impairment of goodwill for a local business classified to held for sale.
(e)2020 includes a charge of €87 million for litigation matters in relation to investigations by national competition authorities including those in Turkey and France.
(f)Non-underlying items after tax is calculated as non-underlying items within operating profit after tax plus non-underlying items not in operating profit but within net profit after tax.

Unilever Annual Report on Form 20-F 2021	125

4. Employees
4A. Staff and management costs

	€ million	€ million	€ million
Staff costs	2021	2020	2019
Wages and salaries	(5,062)	(5,051)	(5,364)
Social security costs	(529)	(519)	(541)
Other pension costs	(401)	(419)	(334)
Share-based compensation costs	(161)	(108)	(151)
	(6,153)	(6,097)	(6,390)

	‘000	‘000	‘000
Average number of employees during the year	2021	2020	2019
Asia/AMET/RUB	84	83	84
The Americas	37	38	40
Europe	28	29	29
	149	150	153

	€ million	€ million	€ million
Key management compensation	2021	2020	2019
Salaries and short-term employee benefits	(29)	(28)	(42)
Share-based benefits(a)	(10)	(5)	(16)
	(39)	(33)	(58)
Of which: Executive Directors	(8)	(6)	(9)
Other(b)	(31)	(27)	(49)

Non-Executive Directors’ fees	(2)	(2)	(2)
	(41)	(35)	(60)
(a)Share-based benefits are expenses recognised for the period. Share-based benefits compensation on a vesting basis is €6 million (2020: €10 million; 2019: €17 million).
(b)Other includes all members of the Unilever Leadership Executive, other than Executive Directors.
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
All defined benefit plans are subject to regular actuarial review using the projected unit method by external consultants. The Group policy is that the most material plans, representing approximately 86% of the defined benefit liabilities, are formally valued every year. Other material plans, accounting for a further 10% of the liabilities, have their liabilities updated each year. Group policy for the remaining plans requires a full actuarial valuation at least every three years. Asset values for all plans are updated every year.
For defined contribution plans, the charges to the income statement are the company contributions payable, as the company’s obligation is limited to the contributions paid into the plans. The assets and liabilities of such plans are not included in the balance sheet of the Group.

Description of plans
The Group increasingly operates a number of defined contribution plans, the assets of which are held in external funds. In certain countries, the Group operates defined benefit pension plans based on employee pensionable remuneration and length of service. The majority of defined benefit plans are either career average, final salary or hybrid plans and operate on a funded basis with assets held in external funds. Benefits are determined by the plan rules and are linked to inflation in some countries. Our largest plans are in the UK and the Netherlands. In the UK, we operate a career average defined benefit plan (with a salary limit for benefit accrual) which is closed to new entrants, and a defined contribution plan. In the Netherlands, we operate a collective defined contribution plan for all new benefit accrual and a closed career average defined benefit plan for benefits built up to April 2015.
The Group also provides other post-employment benefits, mainly post-employment healthcare plans in the US. These plans are predominantly unfunded.
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

126	Unilever Annual Report on Form 20-F 2021
Notes to the Consolidated Financial Statements Unilever Group continued

4B. Pensions and similar obligations continued
Investment strategy
The Group’s investment strategy in respect of its funded plans is implemented within the framework of the various statutory requirements of the territories where the plans are based. The Group has developed policy guidelines for the allocation of assets to different classes with the objective of controlling risk and maintaining the right balance between risk and long-term returns in order to limit the cost to the Group of the benefits provided. To achieve this, investments are well diversified, such that the failure of any single investment would not have a material impact on the overall level of assets. The plans expose the Group to a number of actuarial risks such as investment risk, interest rate risk, longevity risk and, in certain countries, inflation risk. There are no unusual entity or plan-specific risks to the Group. The plans invest a reducing proportion of assets in equities and, for risk control, an increasing proportion in liability matching assets (bonds). There are also investments in property and other alternative assets; additionally, the Group uses derivatives to further mitigate the impact of the risks outlined above. The majority of assets are managed by a number of external fund managers with a small proportion managed in-house. Unilever has a pooled investment vehicle (Univest) which it believes offers its pension plans around the world a simplified externally managed investment vehicle to implement their strategic asset allocation models, currently for bonds, equities and alternative assets. The aim is to provide high-quality, well diversified, cost-effective, risk-controlled vehicles. The pension plans’ investments are overseen by Unilever’s internal investment company, the Univest Company.
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

	31 December 2021		31 December 2020
	Defined benefit pension plans	Other post- employment benefit plans	Defined benefit pension plans	Other post- employment benefit plans
Discount rate	1.8%	3.6%	1.3%	3.3%
Inflation	2.6%	n/a	2.2%	n/a
Rate of increase in salaries	3.2%	3.0%	2.9%	3.0%
Rate of increase for pensions in payment (where provided)	2.5%	n/a	2.1%	n/a
Rate of increase for pensions in deferment (where provided)	2.7%	n/a	2.3%	n/a
Long-term medical cost inflation	n/a	5.1%	n/a	5.1%
The valuations of other post-employment benefit plans generally assume a higher initial level of medical cost inflation, which falls from 7% to the long-term rate after five years. Assumed healthcare cost trend rates have a significant effect on the amounts reported for healthcare plans.
During 2021, changes were made to our discount rate assumption setting methodology to reflect changes made more generally by corporates and their advisers which resulted in a €200 million higher liability.
For the UK and Netherlands pension plans, representing approximately 70% of all defined benefit pension liabilities, the assumptions used at 31 December 2021 and 2020 were:

	United Kingdom		Netherlands
	2021	2020	2021	2020
Discount rate	1.9%	1.4%	1.1%	0.7%
Inflation	3.2%	2.7%	1.9%	1.5%
Rate of increase in salaries	3.7%	3.3%	2.4%	2.0%
Rate of increase for pensions in payment (where provided)	3.1%	2.7%	1.9%	1.5%
Rate of increase for pensions in deferment (where provided)	3.1%	2.7%	1.9%	1.5%
Number of years a current pensioner is expected to live beyond age 65:
Men	21.8	21.7	21.6	21.5
Women	23.6	23.4	23.7	23.6
Number of years a future pensioner currently aged 45 is expected to live beyond age 65:
Men	22.8	22.7	23.5	23.4
Women	24.8	24.6	25.5	25.4
Demographic assumptions, such as mortality rates, are set with having regard to the latest trends in life expectancy (including expectations of future improvements), plan experience and other relevant data. These assumptions are reviewed and updated as necessary as part of the periodic actuarial valuation of the pension plans. The years of life expectancy for 2021 above have been translated from the following tables:
UK: Standard life expectancy tables Series S3, adjusted to reflect the experience of our plan members analysed as part of the 2019 actuarial valuation. Future improvements in longevity have been allowed for in line with the core CMI 2018 Mortality Projections Model with a 1% p.a. long-term improvement rate.
Netherlands: The Dutch Actuarial Society’s AG Prognosetafel 2020 table is used with correction factors (2020) to allow for the typically longer life expectancy for fund members relative to the general population. This table has an in-built allowance for future improvements in longevity.
The impact from changes to the assumptions of the remaining defined benefit plans are considered immaterial. Their assumptions vary due to a number of factors including the currency and long-term economic conditions of the countries where they are situated.

Unilever Annual Report on Form 20-F 2021	127

4B. Pensions and similar obligations continued
Income statement
The charge to the income statement comprises:

		€ million	€ million	€ million
	Notes	2021	2020	2019
Charged to operating profit:
Defined benefit pension and other benefit plans:
Current service cost		(228)	(223)	(216)
Employee contributions		13	17	17
Special termination benefits		(15)	(37)	(5)
Past service cost including (losses)/gains on curtailments		18	20	65
Settlements		1	7	(2)
Defined contribution plans		(190)	(203)	(193)
Total operating cost	4A	(401)	(419)	(334)
Finance income/(cost)(a)	5	(10)	(9)	(30)
Net impact on the income statement (before tax)		(411)	(428)	(364)
(a)This includes the impact of interest on asset ceiling.

Statement of comprehensive income
Amounts recognised in the statement of comprehensive income on the remeasurement of the net defined benefit liability/asset.

	€ million	€ million	€ million
	2021	2020	2019
Return on plan assets excluding amounts included in net finance income/(cost)	1,958	1,494	2,385
Change in asset ceiling excluding amounts included in finance cost	(17)	2	(37)
Actuarial gains/(losses) arising from changes in demographic assumptions	(4)	246	183
Actuarial gains/(losses) arising from changes in financial assumptions	342	(1,414)	(2,138)
Experience gains/(losses) arising on pension plan and other benefit plan liabilities	126	(78)	(12)
Total of defined benefit costs recognised in other comprehensive income	2,405	250	381
Balance sheet
The assets, liabilities and surplus/(deficit) position of the pension and other post-employment benefit plans at the balance sheet date were:

	€ million 2021		€ million 2020
	Pension plans	Other post- employment benefit plans	Pension plans	Other post- employment benefit plans
Fair value of assets	26,686	7	24,023	9
Present value of liabilities	(23,219)	(431)	(23,272)	(447)
Computed net assets/(liabilities)	3,467	(424)	751	(438)
Irrecoverable surplus(a)	(50)	—	(26)	—
Net pension assets/(liabilities)	3,417	(424)	725	(438)
Of which in respect of:
Funded plans in surplus:
Liabilities	(18,071)	—	(18,043)	—
Assets	23,240	—	20,790	1
Aggregate surplus	5,169	—	2,747	1
Irrecoverable surplus(a)	(50)	—	(26)	—
Pension asset net of liabilities	5,119	—	2,721	1
Funded plans in deficit:
Liabilities	(4,245)	(39)	(4,310)	(40)
Assets	3,446	7	3,233	8
Pension liability net of assets	(799)	(32)	(1,077)	(32)
Unfunded plans:
Pension liability	(903)	(392)	(919)	(407)
(a)A surplus is deemed recoverable to the extent that the Group is able to benefit economically from the surplus. Unilever assesses the maximum economic benefit available through a combination of refunds and reductions in future contributions in accordance with local legislation and individual financing arrangements with each of our funded defined benefit plans.

128	Unilever Annual Report on Form 20-F 2021
Notes to the Consolidated Financial Statements Unilever Group continued

4B. Pensions and similar obligations continued
Reconciliation of change in assets and liabilities
The group of plans within ‘Rest of world’ category in the tables below are not materially different with respect to their risks that would require disaggregated disclosure.
Movements in assets during the year:

			Rest of	€ million			Rest of	€ million
	UK	Netherlands	world	2021 Total	UK	Netherlands	world	2020 Total
1 January	12,499	5,587	5,920	24,006	12,122	5,522	6,082	23,726
Employee contributions	—	—	13	13	—	—	17	17
Settlements	—	—	—	—	—	—	(67)	(67)
Actual return on plan assets (excluding amounts in net finance income/charge)	1,092	560	306	1,958	1,109	206	179	1,494
Change in asset ceiling excluding amounts included in interest expenses	—	—	(17)	(17)	—	—	2	2
Interest income(a)	181	39	124	344	230	60	146	436
Employer contributions	100	72	222	394	104	12	282	398
Benefit payments	(501)	(159)	(475)	(1,135)	(467)	(166)	(507)	(1,140)
Other	—	—	(47)	(47)	46	(47)	21	20
Currency retranslation	961	—	166	1,127	(645)	—	(235)	(880)
31 December	14,332	6,099	6,212	26,643	12,499	5,587	5,920	24,006
(a)This includes the impact of interest on asset ceiling.
Movements in liabilities during the year:

			Rest of	€ million			Rest of	€ million
	UK	Netherlands	world	2021 Total	UK	Netherlands	world	2020 Total
1 January	(11,148)	(5,060)	(7,511)	(23,719)	(11,001)	(5,097)	(7,824)	(23,922)
Current service cost	(127)	(4)	(97)	(228)	(114)	(3)	(106)	(223)
Special termination benefits	—	—	(15)	(15)	—	—	(37)	(37)
Past service costs including losses/(gains) on curtailments	(1)	—	19	18	17	—	3	20
Settlements	—	—	1	1	—	—	74	74
Interest cost	(161)	(35)	(158)	(354)	(208)	(55)	(182)	(445)
Actuarial gain/(loss) arising from changes in demographic assumptions	(2)	(6)	4	(4)	(1)	245	2	246
Actuarial gain/(loss) arising from changes in financial assumptions	225	(23)	140	342	(806)	(354)	(254)	(1,414)
Actuarial gain/(loss) arising from experience adjustments	95	32	(1)	126	(67)	(6)	(5)	(78)
Benefit payments	501	159	475	1,135	467	166	507	1,140
Other	—	—	48	48	(44)	44	(38)	(38)
Currency retranslation	(835)	—	(165)	(1,000)	609	—	349	958
31 December	(11,453)	(4,937)	(7,260)	(23,650)	(11,148)	(5,060)	(7,511)	(23,719)

Unilever Annual Report on Form 20-F 2021	129

4B. Pensions and similar obligations continued
Movements in (deficit)/surplus during the year:

			Rest of	€ million			Rest of	€ million
	UK	Netherlands	world	2021 Total	UK	Netherlands	world	2020 Total
1 January	1,351	527	(1,591)	287	1,121	425	(1,742)	(196)
Current service cost	(127)	(4)	(97)	(228)	(114)	(3)	(106)	(223)
Employee contributions	—	—	13	13	—	—	17	17
Special termination benefits	—	—	(15)	(15)	—	—	(37)	(37)
Past service costs including losses/(gains) on curtailments	(1)	—	19	18	17	—	3	20
Settlements	—	—	1	1	—	—	7	7
Actual return on plan assets (excluding amounts in net finance income/charge)	1,092	560	306	1,958	1,109	206	179	1,494
Change in asset ceiling, excluding amounts included in interest expenses	—	—	(17)	(17)	—	—	2	2
Interest cost	(161)	(35)	(158)	(354)	(208)	(55)	(182)	(445)
Interest income(a)	181	39	124	344	230	60	146	436
Actuarial gain/(loss) arising from changes in demographic assumptions	(2)	(6)	4	(4)	(1)	245	2	246
Actuarial gain/(loss) arising from changes in financial assumptions	225	(23)	140	342	(806)	(354)	(254)	(1,414)
Actuarial gain/(loss) arising from experience adjustments	95	32	(1)	126	(67)	(6)	(5)	(78)
Employer contributions	100	72	222	394	104	12	282	398
Benefit payments	—	—	—	—	—	—	—	—
Other	—	—	1	1	2	(3)	(17)	(18)
Currency retranslation	126	—	1	127	(36)	—	114	78
31 December	2,879	1,162	(1,048)	2,993	1,351	527	(1,591)	287
(a)This includes the impact of interest on asset ceiling.
The actual return on plan assets during 2021 was €2,302 million, being €1,958 million of asset returns and €344 million of interest income shown in the tables above (2020: €1,930 million).
Movements in irrecoverable surplus during the year:

			Rest of	€ million			Rest of	€ million
	UK	Netherlands	world	2021 Total	UK	Netherlands	world	2020 Total
1 January	—	—	(26)	(26)	—	—	(37)	(37)
Interest income	—	—	(2)	(2)	—	—	(1)	(1)
Change in irrecoverable surplus in excess of interest	—	—	(17)	(17)	—	—	2	2
Currency retranslations	—	—	(5)	(5)	—	—	10	10
31 December	—	—	(50)	(50)	—	—	(26)	(26)
The duration of the principal defined benefit plan liabilities (representing 96% of total pension liabilities and other post-employment benefit liabilities) and the split of liabilities between different categories of plan participants are:

			Rest of				Rest of
	UK	Netherlands	world(a)	2021 Total	UK	Netherlands	world(a)	2020 Total
Duration (years)	18	18	12	7 to 21	18	18	13	7 to 22
Active members	12%	12%	20%	14%	12%	12%	20%	14%
Deferred members	36%	43%	17%	33%	35%	43%	17%	32%
Retired members	52%	45%	63%	53%	53%	45%	63%	54%
(a)Rest of world numbers shown are weighted averages by liabilities.

130	Unilever Annual Report on Form 20-F 2021
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
The fair value of plan assets, which are reported net of fund liabilities that are not employee benefits, at the end of the reporting period for each category are as follows:

	€ million				€ million
	31 December 2021				31 December 2020
	UK	Netherlands	Rest of world	2021 Total	UK	Netherlands	Rest of world	2020 Total
Total Assets	14,332	6,099	6,255	26,686	12,499	5,587	5,937	24,023
Assets
Equities Total	1,714	1,676	1,835	5,225	4,653	1,837	1,694	8,184
- Europe	352	271	569	1,192	921	437	506	1,864
- North America	1,030	1,001	829	2,860	2,740	894	747	4,381
- Other	332	404	437	1,173	992	506	441	1,939
Fixed Income Total	8,875	3,353	3,176	15,404	5,819	2,766	3,108	11,693
- Government bonds	6,243	1,179	1,396	8,818	3,292	798	1,367	5,457
- Investment grade corporate bonds	1,160	537	1,109	2,806	1,167	540	1,111	2,818
- Other Fixed Income	1,472	1,637	671	3,780	1,360	1,428	630	3,418
Private Equity	424	77	17	518	274	64	9	347
Property and Real Estate	1,021	517	356	1,894	835	456	332	1,623
Hedge Funds	381	—	75	456	318	—	62	380
Other	1,823	322	359	2,504	470	320	377	1,167
Other Plans	—	—	421	421	—	—	370	370
Assets/Fund (Liabilities) that are not employee benefits
Derivatives	94	154	16	264	130	144	(15)	259
The fair values of the above equity and fixed income instruments are determined based on quoted market prices in active markets. The fair value of private equity, properties, derivatives and hedge funds are not based on quoted market prices in active markets. The Group uses derivatives and other instruments to hedge some of its exposure to inflation and interest rate risk – the degree of this hedging of liabilities was 100% for both interest rate and inflation for the UK plan and 35% for interest rate and 19% for inflation for the Netherlands plan. Foreign currency exposures, in part, are also hedged by the use of forward foreign exchange contracts. Assets included in the Other category are cash and insurance contracts which are also unquoted assets.
Equity securities include Unilever securities amounting to €1 million (0.002% of total plan assets) and €9 million (0.04% of total plan assets) at 31 December 2021 and 2020 respectively. Property includes property occupied by Unilever amounting to €74 million and €29 million at 31 December 2021 and 2020 respectively.
The pension assets above exclude the assets in a Special Benefits Trust amounting to €38 million (2020: €44 million) to fund pension and similar obligations in the US (see also note 17A on page 157).
Sensitivities
The sensitivity of the overall pension liabilities to changes in the weighted key assumptions are:

		Change in liabilities
	Change in assumption	UK	Netherlands	Total
Discount rate	Increase by 0.5%	-8%	-8%	-8%
Inflation rate	Increase by 0.5%	7%	9%	6%
Life expectancy	Increase by 1 year	6%	5%	5%
Long-term medical cost inflation(a)	Increase by 1.0%	0%	0%	3%
(a)Long-term medical cost inflation only relates to post-retirement medical plans and its impact on these liabilities.
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

Unilever Annual Report on Form 20-F 2021	131

4B. Pensions and similar obligations continued
Cash flow
Group cash flow in respect of pensions and similar post-employment benefits comprises company contributions paid to funded plans and benefits paid by the company in respect of unfunded plans. The table below sets out these amounts:

	€ million	€ million	€ million	€ million
	2022 Estimate	2021	2020	2019
Company contributions to funded plans:
Defined Benefit(a)	190	286	266	244
Defined Contribution	215	190	203	193
Benefits paid by the Company in respect of unfunded plans:
Defined Benefit	110	108	132	157
Group cash flow in respect of pensions and similar benefits	515	584	601	594
(a)Following the conclusion of the 2019 Funding valuation of the US Unicare Pension Plan, the Group contributed $100 million into the plan in 2020. Deficit contributions to the US Pension Plan are expected to be nil for the following few years.
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
As at 31 December 2021, the Group had share-based compensation plans in the form of performance shares and other share awards.
The numbers in this note include those for Executive Directors and key management shown in note 4A on page 125. Non-Executive Directors do not participate in any of the share-based compensation plans.
The charge in each of the last three years is shown below, and relates to equity-settled plans:

	€ million	€ million	€ million
Income statement charge	2021	2020	2019
Performance share plans	(150)	(98)	(142)
Other plans	(11)	(10)	(9)
	(161)	(108)	(151)
Performance share plans
Performance share awards are made in respect of the Management Co-Investment Plan (MCIP) and Performance Share Plan (PSP). Awards for the Global Share Incentive Plan (GSIP) were last made in February 2018 and vested in February 2021. No further MCIP or GSIP awards will be made. The awards of each plan will vest between 0% and 200% of grant level, subject to the level of satisfaction of performance measures (limits for Executive Directors may vary).
The MCIP allowed Unilever’s managers to invest up to 100% of their annual bonus (a minimum of 33% and maximum of 67% for Executive Directors) in shares in Unilever, and to receive a corresponding award of performance-related shares. From 2021, under the PSP, Unilever’s managers receive annual awards of PLC shares. The performance measures for MCIP and PSP are underlying sales growth, underlying EPS growth, return on invested capital and sustainability progress index for the Group. MCIP awards made will vest after four years, while PSP awards vest after three years.
A summary of the status of the Performance Share Plans as at 31 December 2021, 2020 and 2019 and changes during the years ended on these dates is presented below:

	2021	2020	2019
	Number of shares	Number of shares	Number of shares
Outstanding at 1 January	11,371,436	11,137,801	13,634,518
Awarded	7,667,929	4,395,633	4,538,771
Vested	(3,425,232)	(3,240,738)	(6,041,011)
Forfeited	(1,295,569)	(921,260)	(994,477)
Outstanding at 31 December	14,318,564	11,371,436	11,137,801

	2021	2020	2019
Share award value information
Fair value per share award during the year	€47.64	€43.91	€48.22

Additional information
At 31 December 2021, shares in PLC totalling 15,370,746 (2020: 12,283,872) were outstanding in respect of share-based compensation plans of PLC and its subsidiaries, including North American plans.
At 31 December 2021, the employee share ownership trust held 4,453,244 (2020: 5,884,511) PLC shares and PLC and its subsidiaries held 847,914 (2020: 1,382,155) PLC shares which are held as treasury shares.

132	Unilever Annual Report on Form 20-F 2021
Notes to the Consolidated Financial Statements Unilever Group continued

4C. Share-based compensation plans continued
The book value of €388 million (2020: €483 million) of the shares held by the trust and by Unilever PLC and its subsidiaries in respect of share-based compensation plans is eliminated on consolidation by deduction from other reserves. Their market value at 31 December 2021 was €250 million (2020: €357 million).
Shares held to satisfy awards are accounted for in accordance with IAS 32 ‘Financial Instruments: Presentation’. All differences between the purchase price of the shares held to satisfy awards granted and the proceeds received for the shares, whether on exercise or lapse, are charged to reserves.
Between 31 December 2021 and 24 February 2022 (the latest practicable date for inclusion in this report), nil shares were granted, 2,567,252 shares vested and 211,164 shares were forfeited related to the Performance Share Plans.

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
Borrowing costs are recognised based on the effective interest method.

		€ million	€ million	€ million
Net finance costs	Notes	2021	2020	2019
Finance costs		(501)	(672)	(821)
Bank loans and overdrafts		(34)	(32)	(46)
Interest on bonds and other loans(a)		(402)	(533)	(617)
Interest on lease liabilities		(72)	(82)	(100)
Net gain/(loss) on transactions for which hedge accounting is not applied(b)		7	(25)	(58)
On foreign exchange derivatives		(68)	275	(321)
Exchange difference on underlying items		75	(300)	263

Finance income(c)		147	232	224
Pensions and similar obligations	4B	(10)	(9)	(30)

Net finance costs before non-underlying items(d)		(364)	(449)	(627)
Interest related to the UK tax audit of intangible income and centralised services	3	10	(56)	—
		(354)	(505)	(627)
(a)Interest on bonds and other loans includes the impact of interest rate derivatives that are part of hedge accounting relationships and the related recycling of results from the hedge accounting reserve. Includes an amount of €(19) million (2020: €(21) million) relating to unwinding of discount on deferred consideration for acquisitions.
(b)For further details of derivatives for which hedge accounting is not applied, please refer to note 16C.
(c)Includes an amount of €8 million (2020: €90 million) that relates to interest on tax settlement in Brazil and €7 million (2020: €27 million) related to interest on corporate income tax refund in India.
(d)See note 3 for explanation of non-underlying items.

Unilever Annual Report on Form 20-F 2021	133

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

	€ million	€ million	€ million
Tax charge in income statement	2021	2020	2019
Current tax
Current year	(2,399)	(2,128)	(2,098)
Over/(under) provided in prior years	245	(154)	119
	(2,154)	(2,282)	(1,979)
Deferred tax
Origination and reversal of temporary differences	189	344	(255)
Changes in tax rates	15	(19)	(59)
Recognition of previously unrecognised losses brought forward	15	34	30
	219	359	(284)
	(1,935)	(1,923)	(2,263)
The reconciliation between the computed weighted average rate of income tax expense, which is generally applicable to Unilever companies, and the actual rate of taxation charged is as follows:

Reconciliation of effective tax rate	% 2021	% 2020	% 2019
Computed rate of tax(a)	24	23	24
Differences between computed rate of tax and effective tax rate due to:
Incentive tax credits	(2)	(2)	(2)
Withholding tax on dividends	2	2	3
Expenses not deductible for tax purposes	1	1	1
Irrecoverable withholding tax	1	1	1
Income tax reserve adjustments – current and prior year	(1)	(1)	—
Transfer to/(from) unrecognised deferred tax assets	—	—	(2)
Others	(2)	(1)	1
Underlying effective tax rate	23	23	26
Taxes related to the UK tax audit of intangible income and centralised services(b)	—	1	—
Taxes related to the reorganisation of our European business(b)	(1)	1	2
Hyperinflation adjustment for Argentina deferred tax(b)	1	—	—
Effective tax rate	23	25	28
(a)The computed tax rate used is the average of the standard rate of tax applicable in the countries in which Unilever operates, weighted by the amount of underlying profit before taxation generated in each of those countries. For this reason, the rate may vary from year to year according to the mix of profit and related tax rates.
(b)See note 3 for explanation of non-underlying items.
Our tax rate is reduced by incentive tax credits, the benefit from preferential tax regimes that have been legislated by the countries and provinces concerned in order to promote economic development and investment. The tax rate is increased by business expenses which are not deductible for tax, such as entertainment costs and some interest expense and by irrecoverable withholding taxes on dividends paid by subsidiary companies and on other cross-border payments such as royalties and service fees, which cannot be offset against other taxes due. Uncertain tax provisions including the related interest and penalties amounted to €858 million (2020: €879 million). In 2020, a provision of €186 million was established in respect of the tax amortisation of intangible assets, including goodwill, related to Horlicks in India. In 2021, the law was changed to exclude goodwill from the definition of tax depreciable assets effective 1 April 2020. We are therefore now only providing for the amortisation of other intangibles, and our expectation is that we will continue to provide for this until the matter is resolved.
The Group's future tax charge and effective tax rate could be affected by several factors, including changes in tax laws and their interpretation, the implementation of the OECD Pillars 1 and 2, EU and US tax changes, as well as the impact of acquisitions, disposals and restructuring of our business.

134	Unilever Annual Report on Form 20-F 2021
Notes to the Consolidated Financial Statements Unilever Group continued

6B. Deferred tax

Deferred tax is recognised using the liability method on taxable temporary differences between the tax base and the accounting base of items included in the balance sheet of the Group. Certain temporary differences are not provided for as follows:
▪goodwill not deductible for tax purposes;
▪the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and
▪differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future.
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

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Movements in 2021 and 2020	As at 1 January 2021	Income statement	Other	As at 31 December 2021	As at 31 December 2020	Income statement	Other	As at 31 December 2020
Pensions and similar obligations	80	(73)	(661)	(654)	272	(97)	(95)	80
Provisions and accruals	698	(11)	39	726	756	38	(96)	698
Goodwill and intangible assets	(2,734)	249	(963)	(3,448)	(2,096)	23	(661)	(2,734)
Accelerated tax depreciation	(641)	33	8	(600)	(685)	9	35	(641)
Tax losses	190	(2)	(16)	172	184	32	(26)	190
Fair value gains	(52)	19	(27)	(60)	(50)	12	(14)	(52)
Fair value losses	45	1	(44)	2	15	(6)	36	45
Share-based payments	146	7	13	166	156	(30)	20	146
Lease liability	294	(16)	17	295	319	9	(34)	294
Right of use asset	(244)	21	(21)	(244)	(269)	(4)	29	(244)
Other(a)	526	(9)	63	580	161	373	(8)	526
	(1,692)	219	(1,592)	(3,065)	(1,237)	359	(814)	(1,692)
(a)The deferred tax-other includes the recognition of an asset of €345 million (2020: €345 million) relating to the impact of the expected outcome of the Mutual Agreement Procedure which Unilever applied for following the conclusion of the UK tax audit for the tax years 2011-2018.
At the balance sheet date, the Group had unused tax losses of €4,649 million (2020: €4,808 million) and tax credits amounting to €440 million (2020: €454 million) available for offset against future taxable profits. Deferred tax assets have not been recognised in respect of unused tax losses of €4,247 million (2020: €4,246 million) and tax credits of €418 million (2020: €429 million), as it is not probable that there will be future taxable profits within the entities against which the losses and credits can be utilised. Of these losses, €254 million (2020: €4,195 million) have expiry dates, being corporate income tax losses in the USA, Korea and China which expire between now and 2041. In 2020 the majority of the €4,195 million figure related to the Netherlands; in 2021 there has been a change in legislation in the Netherlands and losses can now be carried forward indefinitely.
Deferred tax assets have not been recognised in respect of other deductible temporary differences of €1,651 million (2020: €1,445 million) as it is not expected they will be utilised. Of these differences, €1,583 million (2020: €1,193 million) relates to limitation on the deduction of interest expenses. There is no expiry date for these differences.
At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was €2,247 million (2020: €2,097 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences, and it is probable that such differences will not reverse in the foreseeable future.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	€ million	€ million	€ million	€ million	€ million	€ million
Deferred tax assets and liabilities	Assets 2021	Assets 2020	Liabilities 2021	Liabilities 2020	Total 2021	Total 2020
Pensions and similar obligations	322	404	(976)	(324)	(654)	80
Provisions and accruals	426	408	300	290	726	698
Goodwill and intangible assets	453	330	(3,901)	(3,064)	(3,448)	(2,734)
Accelerated tax depreciation	(66)	(37)	(534)	(604)	(600)	(641)
Tax losses	148	161	24	29	172	190
Fair value gains	(15)	(1)	(45)	(51)	(60)	(52)
Fair value losses	5	27	(3)	18	2	45
Share-based payments	38	26	128	120	166	146
Lease liability	142	157	153	137	295	294
Right of use asset	(119)	(128)	(125)	(116)	(244)	(244)
Other	131	127	449	399	580	526
	1,465	1,474	(4,530)	(3,166)	(3,065)	(1,692)
Of which deferred tax to be recovered/(settled) after more than 12 months	1,194	1,230	(4,684)	(3,311)	(3,490)	(2,081)

Unilever Annual Report on Form 20-F 2021	135

6C. Tax on items recognised in equity or other comprehensive income

Income tax is recognised in equity or other comprehensive income for items recognised directly in equity or other comprehensive income.
Tax effects directly recognised in equity or other comprehensive income were as follows:

	€ million	€ million	€ million	€ million	€ million	€ million
Movements in 2021 and 2020	Before tax 2021	Tax (charge)/credit 2021	After tax 2021	Before tax 2020	Tax (charge)/credit 2020	After tax 2020
Gains/(losses) on:
Equity instruments at fair value through other comprehensive income	178	(12)	166	77	1	78
Cash flow hedges	291	(12)	279	87	(27)	60
Remeasurement of defined benefit pension plans	2,405	(671)	1,734	250	(35)	215
Currency retranslation gains/(losses)	1,237	(60)	1,177	(2,646)	56	(2,590)
	4,111	(755)	3,356	(2,232)	(5)	(2,237)

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

Earnings per share for total operations for the 12 months were as follows:

	€	€	€
	2021	2020	2019
Basic earnings per share	2.33	2.13	2.15
Diluted earnings per share	2.32	2.12	2.14
Underlying earnings per share	2.62	2.48	2.55

	Millions of share units
Calculation of average number of share units	2021	2020	2019
Average number of shares: PLC	2,629.2	1,351.1	1,175.5
NV	0.0	1,278.1	1,598.0
Less treasury shares held by employee share trusts and companies	(29.3)	(8.9)	(157.0)
Average number of shares - used for basic earnings per share	2,599.9	2,620.3	2,616.5
Add dilutive effect of share-based compensation plans	9.7	9.5	10.2
Diluted average number of shares - used for diluted and underlying earnings per share	2,609.6	2,629.8	2,626.7
(a)In the calculation of the weighted average number of share units, NV shares were included only for the period they were issued (until 29 November 2020). Following Unification, all NV shares were cancelled and the shareholders of NV were issued PLC ordinary shares on a 1:1 ratio. Accordingly, there was no significant impact on the average number of share units as a result of Unification.

		€ million	€ million	€ million
Calculation of earnings	Notes	2021	2020	2019
Net profit		6,621	6,073	6,026
Non-controlling interests		(572)	(492)	(401)
Net profit attributable to shareholders’ equity - used for basic and diluted earnings per share		6,049	5,581	5,625
Post-tax impact of non-underlying items	3	790	951	1,063
Underlying profit attributable to shareholders’ equity – used for underlying earnings per share		6,839	6,532	6,688

136	Unilever Annual Report on Form 20-F 2021
Notes to the Consolidated Financial Statements Unilever Group continued

8. Dividends on ordinary capital

Dividends are recognised on the date that the shareholder’s right to receive payment is established. This is generally the date when the dividend is declared.

	€ million	€ million	€ million
Dividends on ordinary capital during the year	2021	2020	2019
PLC dividends	(4,458)	(1,911)	(1,871)
NV dividends	—	(2,389)	(2,352)
	(4,458)	(4,300)	(4,223)
Four quarterly interim dividends were declared and paid during 2021, totalling £1.48 (2020: £1.45) per PLC ordinary share.
A quarterly dividend of €1,137 million (2020: €1,125 million) was declared on 10 February 2022, to be paid in March 2022; £0.36 per PLC ordinary share (2020: £0.38). Total dividends declared in relation to 2021 were £1.46 (2020: £1.48) per PLC ordinary share.
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
The Group has eleven cash generating units (CGUs) based on the three Divisions by geography and a Health & Wellbeing CGU. In 2021, a new CGU has been recognised following the announcement of the separation of ekaterra.

Intangible assets
Separately purchased intangible assets are initially measured at cost, being the purchase price as at the date of acquisition. On acquisition of new interests in group companies, Unilever recognises any specifically identifiable intangible assets separately from goodwill. These intangible assets are initially measured at fair value as at the date of acquisition.
Expenditure to support development of internally produced intangible assets is recognised in profit or loss as incurred.
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
Finite-life intangible assets mainly comprise software, patented and non-patented technology, know-how and customer lists. These assets are amortised on a straight-line basis in the income statement over the period of their expected useful lives, or the period of legal rights if shorter. None of the amortisation periods exceed ten years.

	€ million	€ million	€ million	€ million	€ million
	Goodwill	Indefinite-life intangible assets	Finite-life intangible assets		Total
Movements during 2021			Software	Other
Cost
1 January 2021	20,118	15,420	2,819	1,074	39,431
Additions through business combinations(a)	741	1,753	—	1	2,495
Disposal of businesses	(2)	—	—	—	(2)
Reclassification to held for sale(b)	(534)	(362)	(7)	—	(903)
Additions	—	—	229	2	231
Disposals and other movements	(18)	—	(44)	(3)	(65)
Hyperinflationary adjustment	96	7	—	—	103
Currency retranslation	1,088	863	192	40	2,183
31 December 2021	21,489	17,681	3,189	1,114	43,473
Accumulated amortisation and impairment
1 January 2021	(1,176)	(211)	(2,282)	(821)	(4,490)
Amortisation/impairment for the year	—	—	(222)	(52)	(274)
Disposals and other movements	18	1	48	2	69
Currency retranslation	(1)	(1)	(153)	(32)	(187)
31 December 2021	(1,159)	(211)	(2,609)	(903)	(4,882)
Net book value 31 December 2021(c)	20,330	17,470	580	211	38,591

Unilever Annual Report on Form 20-F 2021	137

9. Goodwill and intangible assets continued

	€ million	€ million	€ million	€ million	€ million
	Goodwill	Indefinite-life intangible assets	Finite-life intangible assets		Total
Movements during 2020			Software	Other
Cost
1 January 2020	19,246	12,121	2,991	1,161	35,519
Additions through business combinations	2,407	4,244	—	(31)	6,620
Disposal of businesses	(1)	—	—	—	(1)
Additions	—	—	156	2	158
Disposals and other movements	—	—	(144)	—	(144)
Hyperinflationary adjustment	(38)	(5)	—	—	(43)
Currency retranslation	(1,496)	(940)	(184)	(58)	(2,678)
31 December 2020	20,118	15,420	2,819	1,074	39,431
Accumulated amortisation and impairment
1 January 2020	(1,179)	(212)	(2,292)	(807)	(4,490)
Amortisation/impairment for the year	—	—	(279)	(54)	(333)
Disposals and other movements	—	—	139	—	139
Currency retranslation	3	1	150	40	194
31 December 2020	(1,176)	(211)	(2,282)	(821)	(4,490)
Net book value 31 December 2020(c)	18,942	15,209	537	253	34,941
(a)Includes the provisional fair value of goodwill and intangibles for acquisitions made in 2021 as well as subsequent changes to the fair value of goodwill and intangibles for acquisitions made in 2020 where the initial acquisition accounting was provisional at the end of 2020. See note 21 for further details.
(b)Goodwill and intangibles in relation to ekaterra amounting to €899 million have been reclassified to assets held for sale. Please refer to note 22 for further details.
(c)Within indefinite-life intangible assets, there are five existing brands that have a significant carrying value: Horlicks €2,898 million (2020: €2,718), Knorr €1,803 million (2020: €1,744 million), Paula's Choice €1,660 million (2020: nil), Carver Korea €1,452 million (2020: €1,468 million) and Hellmann’s €1,196 million (2020: €1,112 million). The Paula's Choice brand was acquired in 2021 and the valuation is provisional.
Impairment
We have tested goodwill and indefinite-life intangible assets for impairment. No impairment was identified.
Significant CGUs
The goodwill and indefinite-life intangible assets held in the CGUs relating to Foods & Refreshment Europe, Foods & Refreshment The Americas, Foods & Refreshment Asia/AMET/RUB, Beauty & Personal Care The Americas and Beauty & Personal Care Asia/AMET/RUB are considered significant within the total carrying amounts of goodwill and indefinite-life intangible assets at 31 December 2021.

	2021 CGUs		2020 CGUs
	€ billion	€ billion	€ billion	€ billion
	Goodwill	Indefinite-life intangible assets	Goodwill	Indefinite-life intangible assets
Foods & Refreshment Europe(a)	3.9	1.7	4.0	1.7
Foods & Refreshment The Americas(a)	3.5	1.8	3.4	1.9
Foods & Refreshment Asia/AMET/RUB(a)	3.9	4.0	3.7	3.7
Beauty & Personal Care The Americas(b)	4.7	5.0	3.8	3.1
Beauty & Personal Care Asia/AMET/RUB	1.7	1.9	1.6	1.9
Total Significant CGUs	17.7	14.4	16.5	12.3
Others(c)	2.6	3.1	2.4	2.9
Total CGUs	20.3	17.5	18.9	15.2

(a)2020 values contain ekaterra related goodwill and indefinite-life intangible assets. Goodwill of €0.5 billion has been allocated based on the fair value of the respective CGUs. Goodwill of €0.2 billion is included in Europe, €0.2 billion in The Americas and €0.1 billion in Asia/AMET/RUB. Indefinite-life intangible assets of €0.3 billion are included in The Americas.
(b)The Paula's Choice Acquisition increased goodwill by €0.6 billion and indefinite-life intangible assets by €1.6 billion in 2021. These values are provisional.
(c)Included within Others are individually insignificant amounts of goodwill and intangible assets that have been allocated between multiple cash generating units.
Key assumptions
The recoverable amount of each CGU has been calculated based on its value in use, estimated as the present value of projected future cash flows.
The growth rates and margins for the significant CGUs are set out below:

For the year 2021	Foods & Refreshment Europe	Foods & Refreshment The Americas	Foods & Refreshment Asia/AMET/RUB	Beauty & Personal Care The Americas	Beauty & Personal Care Asia/AMET/RUB
Longer-term sustainable growth rates	2.1%	4.0%	5.3%	4.0%	5.3%
Average near-term nominal growth rates	(0.7)%	2.6%	3.0%	1.6%	2.7%
Average operating margins	15%	14%	19%	20%	23%

138	Unilever Annual Report on Form 20-F 2021
Notes to the Consolidated Financial Statements Unilever Group continued

9. Goodwill and intangible assets continued

For the year 2020	Foods & Refreshment Europe	Foods & Refreshment The Americas	Foods & Refreshment Asia/AMET/RUB	Beauty & Personal Care The Americas	Beauty & Personal Care Asia/AMET/RUB
Longer-term sustainable growth rates	1.1%	1.7%	3.9%	1.7%	3.9%
Average near-term nominal growth rates	(1.0%)	0.1%	4.9%	2.5%	3.4%
Average operating margins	13%	15%	16%	22%	22%
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
In 2021, the projected cash flows are discounted using pre-tax discount rates of between 6.4% and 7.6% (2020: 6.0% and 7.4%). The discount rates are specific to each CGU and are determined based on the weighted average cost of capital, including a market risk premium.
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

Owned assets
Owned assets are initially measured at historical cost. Depreciation is provided on a straight-line basis over the expected average useful lives of the assets. Residual values are reviewed at least annually. Estimated useful lives by major class of assets are as follows:

▪freehold buildings (no depreciation on freehold land)	40 years
▪leasehold land and buildings	40 years (or life of lease if less)
▪plant and equipment	2-20 years
Leased assets
The cost of a leased asset is measured as the lease liability at inception of the lease contract and other direct costs less any incentives granted by the lessor. The Group has not capitalised leases which are less than 12 months or leases of low-value assets. These mainly relate to IT equipment, office equipment, furniture and fitting and other peripheral items. When a lease liability is remeasured, the related lease asset is adjusted by the same amount.
Depreciation is provided on a straight-line basis from the commencement date of the lease to the end of the lease term.

		€ million	€ million
Property, plant and equipment	Notes	2021	2020
Owned assets	10A	8,833	8,909
Leased assets	10B	1,514	1,649
Total		10,347	10,558

Unilever Annual Report on Form 20-F 2021	139

10A. Owned assets

	€ million	€ million	€ million
Movements during 2021	Land and buildings	Plant and equipment	Total
Cost
1 January 2021	4,203	14,305	18,508
Additions through business combinations	1	2	3
Additions	100	1,008	1,108
Disposals and other movements	(136)	(764)	(900)
Hyperinflationary adjustment	46	109	155
Reclassification as held for sale	(131)	(731)	(862)
Currency retranslation	183	533	716
31 December 2021	4,266	14,462	18,728
Accumulated depreciation
1 January 2021	(1,440)	(8,159)	(9,599)
Depreciation charge for the year	(137)	(905)	(1,042)
Disposals and other movements	93	650	743
Hyperinflationary adjustment	(6)	(50)	(56)
Reclassification as held for sale	46	398	444
Currency retranslation	(64)	(321)	(385)
31 December 2021	(1,508)	(8,387)	(9,895)
Net book value 31 December 2021(a)	2,758	6,075	8,833
Includes capital expenditures for assets under construction	93	881	974
(a)Includes €380 million of freehold land.
The Group has commitments to purchase property, plant and equipment of €386 million (2020: €251 million).

	€ million	€ million	€ million
Movements during 2020	Land and buildings	Plant and equipment	Total
Cost
1 January 2020	4,498	15,844	20,342
Additions through business combinations	122	44	166
Additions	107	756	863
Disposals and other movements	(90)	(901)	(991)
Hyperinflationary adjustment	(18)	(27)	(45)
Reclassification as held for sale	(19)	(81)	(100)
Currency retranslation	(397)	(1,330)	(1,727)
31 December 2020	4,203	14,305	18,508
Accumulated depreciation
1 January 2020	(1,479)	(8,614)	(10,093)
Depreciation charge for the year	(135)	(1,093)	(1,228)
Disposals and other movements	54	814	868
Hyperinflationary adjustment	6	20	26
Reclassification as held for sale	11	60	71
Currency retranslation	103	654	757
31 December 2020	(1,440)	(8,159)	(9,599)
Net book value 31 December 2020(a)	2,763	6,146	8,909
Includes capital expenditures for assets under construction	75	660	735
(a)Includes €347 million of freehold land.

140	Unilever Annual Report on Form 20-F 2021
Notes to the Consolidated Financial Statements Unilever Group continued

10B. Leased assets

	€ million	€ million	€ million
Movements during 2021	Land and buildings	Plant and equipment	Total
Cost
1 January 2021	2,639	768	3,407
Additions through business combinations	4	0	4
Additions	263	110	373
Disposals and other movements	(259)	(245)	(504)
Hyperinflationary adjustment	(18)	—	(18)
Reclassification as held for sale	(61)	(3)	(64)
Currency retranslation	99	31	130
31 December 2021	2,667	661	3,328
Accumulated depreciation
1 January 2021	(1,311)	(447)	(1,758)
Depreciation charge for the year	(307)	(123)	(430)
Disposals and other movements	177	233	410
Reclassification as held for sale	33	2	35
Currency retranslation	(53)	(18)	(71)
31 December 2021	(1,461)	(353)	(1,814)
Net book value 31 December 2021	1,206	308	1,514

	€ million	€ million	€ million
Movements during 2020	Land and buildings	Plant and equipment	Total
Cost
1 January 2020	2,874	827	3,701
Additions through business combinations	30	3	33
Additions	390	189	579
Disposals and other movements	(436)	(188)	(624)
Hyperinflationary adjustment	(3)	—	(3)
Currency retranslation	(216)	(63)	(279)
31 December 2020	2,639	768	3,407
Accumulated depreciation
1 January 2020	(1,397)	(491)	(1,888)
Depreciation charge for the year	(315)	(142)	(457)
Disposals and other movements	300	150	450
Currency retranslation	101	36	137
31 December 2020	(1,311)	(447)	(1,758)
Net book value 31 December 2020	1,328	321	1,649
Our leases mainly comprise of land and buildings and plant and equipment. The Group leases land and buildings for manufacturing, warehouse facilities and office space and also sublets some property. Plant and equipment includes leases for vehicles.
The Group has recognised in the income statement, a charge of €96 million (2020: €96 million) for short-term leases and €71 million (2020: €77 million) on leases for low-value assets.
During the year, the Group recognised income of €16 million (2020: €19 million) from sublet properties.
The total cash outflow relating to leases was €535 million (2020: €525 million).
Lease liabilities are shown in note 15 on pages 144 and 147.
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
Biological assets are measured at fair value less costs to sell with any changes recognised in the income statement.

Unilever Annual Report on Form 20-F 2021	141

11. Other non-current assets continued

	€ million	€ million
	2021	2020
Interest in net assets of joint ventures	37	29
Interest in net assets of associates	23	34
Long-term trade and other receivables(a)	499	465
Fair value of biological assets(b)	—	12
Other non-current assets(c)	415	391
	974	931
(a)Mainly relates to indirect tax receivables where we do not have the contractual right to receive payment within 12 months.
(b)All biological assets are part of Unilever's global tea business, ekaterra. As such, these have been moved to assets held for sale during 2021.
(c)Includes direct tax assets, withholding tax assets, interest on tax assets and contingent assets.

	€ million	€ million
Movements during 2021 and 2020	2021	2020
Joint ventures(a)
1 January	29	35
Additions	2	1
Dividends received/reductions	(171)	(182)
Share of net profit/(loss)	176	177
Currency retranslation	1	(2)
31 December	37	29
Associates
1 January	34	37
Additions	7	1
Dividend received/reductions	(32)	—
Share of net profit/(loss)	15	(2)
Currency retranslation	(1)	(2)
31 December	23	34
(a)Our principal joint ventures are Unilever FIMA LDA in Portugal, Binzagr Unilever Distribution in the Middle East, the Pepsi Lipton Tea Partnership in the US and Pepsi Lipton International Ltd for the rest of the world.
The joint ventures and associates have no contingent liabilities to which the Group is exposed, and the Group has no contingent liabilities in relation to its interests in the joint ventures and associates.
The Group has no outstanding capital commitments to joint ventures.
Outstanding balances with joint ventures and associates are shown in note 23 on page 164.
12. Inventories

Inventories are valued at the lower of weighted average cost and net realisable value. Cost comprises direct costs and, where appropriate, a proportion of attributable production overheads. Net realisable value is the estimated selling price less the estimated costs necessary to make the sale.

	€ million	€ million
Inventories	2021	2020
Raw materials and consumables	1,598	1,523
Finished goods and goods for resale	3,393	3,223
Total inventories	4,991	4,746
Provision for inventories	(308)	(284)
	4,683	4,462

	€ million	€ million
Provision for inventories	2021	2020
1 January	284	288
Charge to income statement	65	116
Reduction/(releases)	(56)	(97)
Currency translations	9	(26)
Others(a)	6	3
31 December	308	284
(a)Others include the amount relating to the acquisition/disposal of businesses and transfers.
Inventories with a value of €163 million (2020: €204 million) are carried at net realisable value, this being lower than cost. During 2021, a total expense of €281 million (2020: €381 million) was recognised in the income statement for inventory write-downs and losses.
In 2021, inventory of €258 million related to ekaterra has been reclassified to assets held for sale, refer to note 22 for further details.

142	Unilever Annual Report on Form 20-F 2021
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

	€ million	€ million
Trade and other current receivables	2021	2020
Due within one year
Trade receivables	3,582	3,433
Prepayments and accrued income	492	423
Other receivables	1,348	1,083
	5,422	4,939
Included within trade receivables are discounts due to our customers of €2,126 million (2020: €2,082 million). Other receivables comprise financial assets of €354 million (2020: €214 million) and non-financial assets of €994 million (2020: €869 million). Financial assets include supplier and customer deposits, employee advances and certain derivatives. Non-financial assets mainly consist of reclaimable sales tax of €598 million (2020: €561 million).

	€ million	€ million
Ageing of trade receivables	2021	2020
Not overdue	3,070	2,849
Past due less than three months	470	481
Past due more than three months but less than six months	75	99
Past due more than six months but less than one year	44	73
Past due more than one year	124	124
Total trade receivables	3,783	3,626
Impairment provision for trade receivables	(201)	(193)
	3,582	3,433
The total impairment provision includes €201 million (2020: €193 million) for current trade receivables, €22 million (2020: €20 million) for other current receivables and €63 million (2020: €63 million) for non-current trade and other receivables.

	€ million	€ million
Impairment provision for total trade and other receivables	2021	2020
1 January	276	321
Charge to income statement	35	66
Reduction/releases	(31)	(68)
Reclassifications	(3)	1
Currency translations	9	(44)
31 December	286	276

Unilever Annual Report on Form 20-F 2021	143

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
Other liabilities
Other liabilities are initially recognised at fair value less any directly attributable transaction costs. Subsequent measurement depends on the type of liability:
▪accruals are subsequently measured at amortised cost, using the effective interest method;
▪social security and sundry taxes are subsequently measured at amortised cost, using the effective interest method;
▪deferred consideration is subsequently measured at fair value with changes in the income statement as explained below; and
▪others are subsequently measured either at amortised cost, using the effective interest method or at fair value, with changes being recognised in the income statement.

Deferred consideration
Deferred consideration represents any payments to the sellers of a business that occur after the acquisition date. These typically comprise contingent consideration and fixed deferred consideration:
▪fixed deferred consideration is a payment with a due date after acquisition that is not dependent on future conditions; and
▪contingent consideration is a payment which is dependent on certain conditions being met in the future and is often variable.
All deferred consideration is initially recognised at fair value as at the acquisition date, which includes a present value discount. Subsequently, deferred consideration is measured to reflect the unwinding of discount on the liability, with changes recognised in finance cost within the income statement. In the balance sheet, it is remeasured to reflect the latest estimate of the achievement of the conditions on which the consideration is based; changes in value other than the discount unwind are recognised as acquisition and disposal-related costs within non-underlying items in the income statement.

We do not consider the fair values of trade payables and other liabilities to be significantly different from their carrying values.

	€ million	€ million
Trade payables and other liabilities	2021	2020
Current: due within one year
Trade payables	8,896	8,375
Accruals	4,429	4,266
Social security and sundry taxes	447	401
Deferred consideration	44	43
Others	1,045	1,047
	14,861	14,132
Non-current: due after more than one year
Accruals	91	81
Deferred consideration	152	121
Others	32	33
	275	235
Total trade payables and other liabilities	15,136	14,367
Included within trade payables and other liabilities are discounts due to our customers of €1,878 million (2020: €1,770 million).
Included within others are IT and consulting services.
Deferred consideration
At 31 December 2021, the total balance of deferred consideration for acquisitions is €196 million (2020: €164 million), which includes contingent consideration of €180 million (2020: €140 million). These contingent consideration payments are dependent on acquired businesses achieving contractually agreed financial targets (mainly relates to cumulative increases in turnover and profit before tax) and fall due up until 2025, with a maximum contractual amount of €635 million.
Supplier financing arrangements for trade payables
Some of our suppliers elect to factor some of their receivables from the Group with financial institutions. In some instances, we provide suppliers and/or banks with visibility of invoices approved for payment, which helps them receive cash from the bank before the invoice due date, if they choose to do so. Payment dates and terms for Unilever do not vary based on whether the supplier chooses to factor their receivable. If a receivable is purchased by a third-party bank, that third-party bank does not benefit from additional security when compared to the security originally enjoyed by the supplier. The Group evaluates these arrangements to assess if the payable holds the characteristics of a trade payable or should be classified as a financial liability. At 31 December 2021 and 31 December 2020, all such liabilities were classified as trade payables.

144	Unilever Annual Report on Form 20-F 2021
Notes to the Consolidated Financial Statements Unilever Group continued

15. Capital and funding

Ordinary shares Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.
Share-based compensation The Group operates a number of share-based compensation plans involving awards of ordinary shares. Full details of these plans are given in note 4C on pages 131 and 132.
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

Financial liabilities
Financial liabilities are initially recognised at fair value, less any directly related transaction costs. When bonds are designated as being part of a fair value hedge relationship, in those cases bonds are carried at amortised cost, adjusted for the fair value of the risk being hedged, with changes in value shown in profit and loss. Other financial liabilities, excluding derivatives, are subsequently carried at amortised cost, with the exception of:
▪financial liabilities which the Group has elected to measure at fair value through profit or loss;
▪derivative financial liabilities – see note 16 on page 149; and
▪contingent consideration recognised by an acquirer in a business combination to which IFRS 3 applies. Such contingent consideration is subsequently measured at fair value through profit or loss.

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

The Group’s Treasury activities are designed to:
▪maintain a competitive balance sheet in line with at least A/A2 rating (see below);
▪secure funding at lowest costs for the Group’s operations, M&A activity and external dividend payments (see below);
▪protect the Group’s financial results and position from financial risks (see note 16);
▪maintain market risks within acceptable parameters, while optimising returns (see note 16); and
▪protect the Group’s financial investments, while maximising returns (see note 17).
The Treasury department provides central deposit-taking, funding and foreign exchange management services for the Group’s operations. The department is governed by standards and processes which are approved by Unilever Leadership Executive (ULE). In addition to guidelines and exposure limits, a system of authorities and extensive independent reporting covers all major areas of activity. Performance is monitored closely by senior management. Reviews are undertaken periodically by corporate audit.
Key instruments used by the Treasury department are:
▪short-term and long-term borrowings;
▪cash and cash equivalents; and
▪plain vanilla derivatives, including cross-currency interest rate swaps and foreign exchange contracts.
The Treasury department maintains a list of approved financial instruments. The use of any new instrument must be approved by the Chief Financial Officer. The use of leveraged instruments is not permitted.
Unilever considers the following components of its balance sheet to be managed capital:
▪total equity – retained profit, other reserves, share capital, share premium, non-controlling interests (notes 15A and 15B);
▪short-term debt – current financial liabilities (note 15C); and
▪long-term debt – non-current financial liabilities (note 15C).
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
Our current long-term credit rating is A+/A1 and our short-term credit rating is A1/P1. We aim to maintain a competitive balance sheet which we consider to be the equivalent of a credit rating of at least A/A2 in the long term. This provides us with:
▪appropriate access to the debt and equity markets;
▪ sufficient flexibility for acquisitions;
▪sufficient resilience against economic and financial uncertainty while ensuring ample liquidity; and
▪optimal weighted average cost of capital, given the above constraints.
Unilever monitors the qualitative and quantitative factors utilised by the rating agencies. This information is publicly available and is updated by the credit rating agencies on a regular basis.

Unilever Annual Report on Form 20-F 2021	145

15A. Share capital

	2021	2020
Unilever PLC	£ million	£ million
PLC ordinary shares of 3 1/9 p each(a)	81.8	36.4
Shares issued to NV shareholders(b)	—	45.4
	81.8	81.8

Unilever Group	€ million	€ million
Euro equivalent in millions(c)	92	92
(a)At 31 December 2021, 2,629,243,772 of PLC ordinary shares were in issue. No NV shares were in issue, with NV shares and PLC deferred stock cancelled before Unification in 2020. At 31 December 2020, 2,629,243,772 of PLC ordinary shares were in issue.
(b) As a result of Unification during 2020, the shareholders of NV were issued 1,460,713,122 PLC ordinary shares, and all NV shares in issue were cancelled.
(c) The ordinary share capital of PLC is translated using the conversion rate as at the date of Unification of £1 = €1.121.
15B. Equity
Basis of consolidation
Unilever is the majority shareholder of all material subsidiaries and has control in all cases. Information in relation to significant subsidiaries is provided on page 166.
Subsidiaries with significant non-controlling interests
Unilever has one subsidiary company which has a material non-controlling interest, Hindustan Unilever Limited (HUL). Summary financial information in relation to HUL is shown below.

	€ million	€ million
HUL balance sheet as at 31 December	2021	2020
Non-current assets	6,616	6,173
Current assets	1,454	1,258
Current liabilities	(1,212)	(1,127)
Non-current liabilities	(1,231)	(1,139)
HUL comprehensive income for the year ended 31 December
Turnover	5,581	4,957
Profit after tax	977	866
Total comprehensive income	1,334	374

	€ million	€ million
HUL cash flow for the year ended 31 December	2021	2020
Net increase/(decrease) in cash and cash-equivalents	(176)	48

HUL non-controlling interest
1 January	(1,978)	(328)
Share of (profit)/loss for the year ended 31 December	(372)	(319)
Other comprehensive income	(3)	3
Dividend paid to the non-controlling interest	326	392
Currency translation	(131)	192
Net gain arising from Horlicks acquisition	—	(1,918)
Other movements in equity	12	—
31 December	(2,146)	(1,978)

146	Unilever Annual Report on Form 20-F 2021
Notes to the Consolidated Financial Statements Unilever Group continued

15B. Equity continued
Analysis of other reserves

	€ million	€ million	€ million
	Total 2021	Total 2020	Total 2019
Fair value reserves - see following table	502	250	110
Currency retranslation of group companies - see following table	(6,043)	(7,068)	(4,712)
Adjustment on translation of PLC's ordinary capital(a)	—	—	(148)
Capital redemption reserve	21	21	37
Book value of treasury shares - see following table	(388)	(483)	(703)
Repurchase of shares	(3,018)	—	—
Other(b)	(284)	(202)	(158)
	(9,210)	(7,482)	(5,574)
(a)Prior to Unification, a conversion rate of £1 =€5.143 was used in accordance with the Equalisation Agreement, which ceased to exist as a result of Unification. The ordinary share capital of PLC is now translated using the conversion rate at 29 November 2020 of £1 = €1.121. The difference between the conversion rates was released through other reserves as presented in the 'Other effects of Unification' line in the Statement of Changes in Equity.
(b)Relates primarily to options to purchase non-controlling interest in subsidiaries.

Unilever acquired 62,976,145 of its own shares (2020: nil) through purchases on stock exchanges during the year. Out of the 7,266,666 shares held as treasury shares in connection with share-based compensation plans and which formed part of other reserves as at 29 November 2020, 5,884,511 shares were transferred to an employee share trust at their carrying value, prior to Unification. The shares held by the employee share trust are shown as a deduction from other reserves.
At 31 December 2021, 4,453,244 shares were held by employee share ownership trust and 847,914 shares were held by other group companies in connection with share-based compensation plans. The total number of treasury shares held in connection with share-based compensation plans at 31 December 2020 was 7,266,666 shares. (See note 4C on pages 131 and 132).

	€ million	€ million
Treasury shares – movements during the year	2021	2020
1 January	(483)	(703)
Repurchase of shares	(3,018)	—
Other purchases and utilisations	95	220
31 December(a)	(3,406)	(483)
(a)Shortly before Unification in 2020, 4,523,367 NV and PLC ordinary shares, 892,155 NV NYRSs and 468,989 PLC ADSs held by NV in connection with share-based compensation plans were transferred to an employee share ownership trust at their carrying value. See note 4C for details.

	€ million	€ million
Currency retranslation reserves – movements during the year	2021	2020
1 January	(7,068)	(4,712)
Currency retranslation of group companies net assets and liabilities during the year	176	(1,490)
Movement in net investment hedges and exchange differences in net investments in foreign operations	849	(866)
31 December	(6,043)	(7,068)

	€ million	€ million
Fair value reserves – movements during the year	2021	2020
1 January	250	110
Movements in Other comprehensive income, net of tax
Gains/(losses) on equity instruments	147	68
Gains/(losses) on cash flow hedges	276	62
Hedging gains/(losses) transferred to non-financial assets	(171)	10
31 December	502	250
Refer to the consolidated statement of comprehensive income on page 114, the consolidated statement of changes in equity on page 115, and note 6C on page 135.
Remeasurement of defined benefit pension plans net of tax

	€ million	€ million
	2021	2020
1 January	(931)	(1,146)
Movement during the year	1,734	215
31 December	803	(931)
Refer to the consolidated statement of comprehensive income on page 114, the consolidated statement of changes in equity on page 115, note 4B from pages 125 to 131 and note 6C on page 135.

Unilever Annual Report on Form 20-F 2021	147
Currency retranslation gains/(losses) – movements during the year

	€ million	€ million
	2021	2020
1 January	(7,674)	(5,084)
Currency retranslation during the year:
Other reserves	1,025	(2,356)
Retained profit	3	(22)
Non-controlling interest	149	(212)
31 December	(6,497)	(7,674)

15C. Financial liabilities

	€ million	€ million	€ million	€ million	€ million	€ million
Financial liabilities(a)	Current 2021	Non-Current 2021	Total 2021	Current 2020	Non-Current 2020	Total 2020
Bank loans and overdrafts(b)	383	19	402	407	4	411
Bonds and other loans	6,313	21,308	27,621	3,499	21,086	24,585
Lease liabilities	365	1,284	1,649	380	1,391	1,771
Derivatives	85	99	184	58	257	315
Other financial liabilities(c)	106	171	277	117	106	223
	7,252	22,881	30,133	4,461	22,844	27,305
(a)For the purposes of this note and note 17A, financial assets and liabilities exclude trade and other current receivables and trade payables and other liabilities which are covered in notes 13 and 14 respectively.
(b)Bank loans and overdrafts include Nil (2020: €2.6 million) of secured liabilities.
(c)Includes options and financial liabilities to acquire non-controlling interests in Myanmar, USA, Japan, Italy and Hong Kong refer to note 21.
Reconciliation of liabilities arising from financing activities

			Non-cash movement

Movements in 2021 and 2020	Opening balance at 1 January	Cash movement	Business acquisi- tions/ disposals	Foreign exchange changes	Fair value changes	Other movements(c)	Closing balance at 31 December
	€ million	€ million	€ million	€ million	€ million	€ million	€ million
2021
Bank loans and overdrafts(a)	(411)	(16)	(2)	—	—	27	(402)
Bonds and other loans(a)	(24,585)	(1,877)	—	(1,145)	37	(51)	(27,621)
Lease liabilities(b)	(1,771)	471	(5)	(65)	—	(279)	(1,649)
Derivatives	(315)	—	—	(3)	124	10	(184)
Other financial liabilities(a)	(223)	—	—	13	—	(67)	(277)
Total	(27,305)	(1,422)	(7)	(1,200)	161	(360)	(30,133)

2020
Bank loans and overdrafts(a)	(853)	386	(1)	54	—	3	(411)
Bonds and other loans(a)	(25,032)	(658)	—	1,131	10	(36)	(24,585)
Lease liabilities(b)	(1,919)	473	(27)	142	—	(440)	(1,771)
Derivatives	(270)	—	—	—	(45)	—	(315)
Other financial liabilities(a)	(183)	—	—	(2)	20	(58)	(223)
Total	(28,257)	201	(28)	1,325	(15)	(531)	(27,305)
(a)These cash movements are included within the following lines in the consolidated cash flow statement: net change in short-term borrowings, additional financial liabilities and repayment of financial liabilities. The difference of €39 million (2020: €10 million) represents cash movements in overdrafts that are not included in financing cash flows.
(b)Lease liabilities cash movement is included within capital element of lease payments in the consolidated cash flow statement. The difference of €7 million (2020: €30 million) represents gain or loss from termination and modification of lease contracts.
(c)Other movements includes financial liabilities of €80 million (2020: nil), classified as held for sale, refer note 22 for further details.

148	Unilever Annual Report on Form 20-F 2021
Notes to the Consolidated Financial Statements Unilever Group continued

15C. Financial liabilities continued
Analysis of bonds and other loans

	€ million	€ million
	Total 2021	Total 2020
Unilever PLC
1.125% Notes 2022 (£)	417	387
1.375% Notes 2024 (£)	298	276
1.875% Notes 2029 (£)	296	274
1.500% Notes 2026 (£)	592	550
1.500% Notes 2039 (€)	647	646
Commercial Paper (£)	238	—
Total PLC	2,488	2,133
Other group companies
The Netherlands
1.625% Notes 2033 (€)	793	793
0.500% Notes 2022 (€)	750	749
1.375% Notes 2029 (€)	745	744
1.125% Bonds 2027 (€)	697	697
1.125% Bonds 2028 (€)	695	695
0.875% Notes 2025 (€)	648	648
0.500% Bonds 2025 (€)	646	645
1.375% Notes 2030 (€)	644	643
0.375% Notes 2023 (€)	600	599
1.000% Notes 2027 (€)	598	598
1.000% Notes 2023 (€)	499	498
0.000% Notes 2021 (€)	—	499
0.500% Notes 2023 (€)	499	498
0.500% Notes 2024 (€)	497	496
1.250% Notes 2025 (€)	999	999
1.750% Notes 2030 (€)	995	994
Commercial Paper (US $)	1,320	—
Switzerland
Other	27	16
United States
4.250% Notes 2021 (US $)	—	812
5.900% Bonds 2032 (US $)	875	809
2.900% Notes 2027 (US $)	873	803
2.200% Notes 2022 (US $)	750	689
3.500% Notes 2028 (US $)	697	641
2.000% Notes 2026 (US $)	612	563
3.125% Notes 2023 (US $)	484	445
3.000% Notes 2022 (US $)	441	406
3.250% Notes 2024 (US $)	440	404
3.100% Notes 2025 (US $)	439	403
2.600% Notes 2024 (US $)	439	404
3.500% Bonds 2028 (US $)	437	402
2.750% Bonds 2021 (US $)	—	324
3.375% Notes 2025 (US $)	307	283
7.250% Bonds 2026 (US $)	259	238
6.625% Bonds 2028 (US $)	206	189
5.600% Bonds 2097 (US $)	80	74
2.125% Notes 2029 (US $)	743	683
2.600% Notes 2024 (US $)	448	415
1.375% Notes 2030 (US $)(a)	409	395
0.375% Notes 2023 (US $)	441	405
0.626% Notes 2024 (US $)	441	—
2.625% Notes 2051 (US $)	563	—
1.750% Notes 2031 (US $)(a)	727	—
Commercial Paper (US $)	2,370	1,848
Other countries	—	6
Total other group companies	25,133	22,452
Total bonds and other loans	27,621	24,585
(a)1.375% Notes 2030 (US $) includes €(31) million (2020: €(10) million) and 1.750% Notes 2031 (US $) includes €(16) million (2020: Nil) fair value adjustment following the fair value hedge accounting of fixed-for-floating interest rate swaps.
Information in relation to the derivatives used to hedge bonds and other loans within a fair value hedge relationship is shown in note 16.

Unilever Annual Report on Form 20-F 2021	149

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

(a)Applying hedge accounting has not led to material ineffectiveness being recognised in the income statement for both 2021 and 2020. Fair value changes on basis spread is recorded in a separate account within equity.

The Group is exposed to the following risks that arise from its use of financial instruments, the management of which is described in the following sections:
▪liquidity risk (see note 16A);
▪market risk (see note 16B); and
▪credit risk (see note 17B).
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
The Group’s funding strategy was supported by cash delivery from the business, coupled with the proceeds from bond issuances. Surplus cash balance has been invested conservatively with low-risk counter-parties at maturities of less than six months. In its liquidity assessment, the Group does not consider any supplier financing arrangements as these arrangements are non-recourse to Unilever and supplier payment dates and terms for Unilever do not vary based on whether the supplier chooses to use such financing arrangements.
Cash flow from operating activities provides the funds to service the financing of financial liabilities on a day-to-day basis. The Group seeks to manage its liquidity requirements by maintaining access to global debt markets through short-term and long-term debt programmes. In addition, Unilever has committed credit facilities for general corporate use.
On 31 December 2021, Unilever had undrawn revolving 364-day bilateral credit facilities in aggregate of $7,965 million (2020: $7,965 million) with a 364-day term out. As part of the regular annual process, the intention is that these facilities will again be renewed in 2022. In December 2021, Unilever signed additional undrawn revolving 364-day bilateral credit facilities of €1,500 million.

150	Unilever Annual Report on Form 20-F 2021
Notes to the Consolidated Financial Statements Unilever Group continued

16A. Management of liquidity risk continued
The following table shows Unilever’s contractually agreed undiscounted cash flows, including expected interest payments, which are payable under financial liabilities at the balance sheet date:

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Undiscounted cash flows	Due within 1 year	Due between 1 and 2 years	Due between 2 and 3 years	Due between 3 and 4 years	Due between 4 and 5 years	Due after 5 years	Total	Net carrying amount as shown in balance sheet
2021
Non-derivative financial liabilities:
Bank loans and overdrafts	(389)	(1)	(14)	—	—	(7)	(411)	(402)
Bonds and other loans	(6,759)	(2,944)	(2,942)	(3,382)	(1,786)	(13,589)	(31,402)	(27,621)
Lease liabilities	(426)	(345)	(276)	(228)	(176)	(488)	(1,939)	(1,649)
Other financial liabilities	(106)	(33)	(25)	(199)	—	—	(363)	(277)
Trade payables, accruals and other liabilities	(14,319)	(48)	(20)	(12)	(10)	(33)	(14,442)	(14,442)
Deferred consideration	(57)	(69)	(91)	(9)	—	—	(226)	(196)
	(22,056)	(3,440)	(3,368)	(3,830)	(1,972)	(14,117)	(48,783)	(44,587)
Derivative financial liabilities:
Interest rate derivatives:								(121)
Derivative contracts – receipts	815	56	492	45	45	986	2,439
Derivative contracts – payments	(811)	(38)	(499)	(39)	(39)	(1,043)	(2,469)
Foreign exchange derivatives:								(113)
Derivative contracts – receipts	7,371	100	—	—	—	—	7,471
Derivative contracts – payments	(7,505)	(103)	—	—	—	—	(7,608)
Commodity derivatives:								(1)
Derivative contracts – receipts	—	—	—	—	—	—	—
Derivative contracts – payments	(1)	—	—	—	—	—	(1)
	(131)	15	(7)	6	6	(57)	(168)	(235)
Total	(22,187)	(3,425)	(3,375)	(3,824)	(1,966)	(14,174)	(48,951)	(44,822)
2020
Non-derivative financial liabilities:
Bank loans and overdrafts	(413)	(2)	(1)	—	—	(1)	(417)	(411)
Bonds and other loans	(3,926)	(2,626)	(2,824)	(2,326)	(3,278)	(13,020)	(28,000)	(24,585)
Lease liabilities	(442)	(352)	(292)	(234)	(187)	(591)	(2,098)	(1,771)
Other financial liabilities	(117)	(12)	(33)	(23)	(51)	—	(236)	(223)
Trade payables, accruals and other liabilities	(13,585)	(46)	(15)	(17)	(4)	(32)	(13,699)	(13,699)
Deferred consideration	(60)	(12)	(76)	(35)	(8)	—	(191)	(164)
	(18,543)	(3,050)	(3,241)	(2,635)	(3,528)	(13,644)	(44,641)	(40,853)
Derivative financial liabilities:
Interest rate derivatives:								(257)
Derivative contracts – receipts	174	1,069	40	441	29	877	2,630
Derivative contracts – payments	(134)	(1,148)	(21)	(479)	(19)	(977)	(2,778)
Foreign exchange derivatives:								(158)
Derivative contracts – receipts	6,163	—	—	—	—	—	6,163
Derivative contracts – payments	(6,333)	—	—	—	—	—	(6,333)
Commodity derivatives:								(3)
Derivative contracts – receipts	—	—	—	—	—	—	—
Derivative contracts – payments	(3)	—	—	—	—	—	(3)
	(133)	(79)	19	(38)	10	(100)	(321)	(418)
Total	(18,676)	(3,129)	(3,222)	(2,673)	(3,518)	(13,744)	(44,962)	(41,271)
The Group has sublet a small proportion of leased properties. Related future minimum sublease payments are €53 million (2020: €63 million).

Unilever Annual Report on Form 20-F 2021	151

16A. Management of liquidity risk continued
The following table shows cash flows for which cash flow hedge accounting is applied. The derivatives in the cash flow hedge relationships are expected to have an impact on profit and loss in the same periods as the cash flows occur.

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Due within 1 year	Due between 1 and 2 years	Due between 2 and 3 years	Due between 3 and 4 years	Due between 4 and 5 years	Due after 5 years	Total	Net carrying amount of related derivatives(a)
2021
Foreign exchange cash inflows	3,118	—	—	—	—	—	3,118
Foreign exchange cash outflows	(3,073)	—	—	—	—	—	(3,073)	67
Interest rate swaps cash inflows	1,170	530	473	26	26	896	3,121
Interest rate swaps cash outflows	(1,147)	(464)	(473)	(13)	(13)	(923)	(3,033)	(19)
Commodity contracts cash inflows	45	—	—	—	—	—	45	45
Commodity contracts cash outflows	(1)	—	—	—	—	—	(1)	(1)
2020
Foreign exchange cash inflows	3,136	—	—	—	—	—	3,136	—
Foreign exchange cash outflows	(3,205)	—	—	—	—	—	(3,205)	(50)
Interest rate swaps cash inflows	403	1,077	488	436	24	849	3,277	—
Interest rate swaps cash outflows	(347)	(1,147)	(464)	(473)	(13)	(936)	(3,380)	(221)
Commodity contracts cash inflows	40	—	—	—	—	—	40	40
Commodity contracts cash outflows	(3)	—	—	—	—	—	(3)	(3)
(a)See note 16C.
16B. Management of market risk
Unilever’s size and operations result in it being exposed to the following market risks that arise from its use of financial instruments:
▪commodity price risk;
▪currency risk; and
▪interest rate risk.
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

152	Unilever Annual Report on Form 20-F 2021
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
At 31 December 2021, the Group had hedged its exposure to future commodity purchases with commodity derivatives valued at €570 million (2020: €276 million).
Hedges of future commodity purchases resulted in cumulative gain of €153 million (2020: losses of €89 million) being reclassified to the income statement and gain of €114 million (2020: losses of €66 million) being recognised as a basis adjustment to inventory purchased.

The Group uses commodity forwards, futures, swaps and option contracts to hedge against this risk. All commodity forward contracts hedge future purchases of raw materials and the contracts are settled either in cash or by physical delivery.
The Group also hedges risk components of commodities where it is not possible to hedge the commodity in full. This is done with reference to the contract to purchase the hedged commodity.
Commodity derivatives are generally designated as hedging instruments in cash flow hedge accounting relations. All commodity derivative contracts are done in line with approvals from the Global Commodity Executive which is chaired by the Unilever Chief Supply Chain Officer (CSCO) or the Global Commodity Operating Team which is chaired by the Chief Procurement Officer.

A 10% increase in commodity prices as at 31December 2021 would have led to a €61 million gain on the commodity derivatives in the cash flow hedge reserve (2020: €35 million gain in the cash flow hedge reserve).
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
At 31 December 2021, the exposure to the Group from companies holding financial assets and liabilities other than in their functional currency amounted to €230 million (2020: €274 million).

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
Impact on income statement
A 10% strengthening of the foreign currencies against the respective functional currencies of group companies would have led to approximately an additional €23 million loss in the income statement (2020: €27 million loss).
A 10% weakening of the foreign currencies against the respective functional currencies of group companies would have led to an equal but opposite effect.

As at year end, the Group had the below notional amount of currency derivatives outstanding to which cash flow hedge accounting is applied:
Currency	2021	2020
EUR*	(922)	(920)
GBP	(449)	(414)
USD	699	588
SEK	(98)	(100)
CAD	(105)	(110)
PLN	(54)	(70)
Others	(205)	(176)
Total	(1,134)	(1,202)
* Euro exposure relates to group companies having non-euro functional currencies.

Unilever Annual Report on Form 20-F 2021	153

16B. Management of market risk continued

Potential impact of risk	Management policy and hedging strategy	Sensitivity to the risk

Impact on equity – trade-related cash flow hedges
A 10% strengthening of foreign currencies against the respective functional currencies of group companies hedging future trade cash flows and applying cash flow hedge accounting, would have led to €113 million loss (2020: €120 million loss) in equity.
A 10% weakening of the same would have led to an equal but opposite effect.

Currency risk on the Group’s net investments
The Group is also subject to currency risk in relation to the translation of the net investments of its foreign operations into euros for inclusion in its consolidated financial statements.
These net investments include Group financial loans, which are monetary items that form part of our net investment in foreign operations, of €9.9 billion (2020: €9.2 billion), of which €5.9 billion (2020: €5.5 billion) is denominated in GBP. In accordance with IAS 21, the exchange differences on these financial loans are booked through reserves.
Part of the currency exposure on the Group’s investments is also managed using US$ net investment hedges with a nominal value of €3.0 billion (2020: €4.0 billion) for US$.
At 31 December 2021, the net exposure of the net investments in foreign currencies amounts to €23.6 billion (2020: €24.6 billion).

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

Impact on equity – net investment hedges
A 10% strengthening of the euro against other currencies would have led to €303 million (2020: €404 million) loss in the equity on the net investment hedges used to manage the currency exposure on the Group’s investments.
A 10% weakening of the euro against other currencies would have led to an equal but opposite effect.
Impact on equity – net investments in group companies
A 10% strengthening of the euro against all other currencies would have led to €2,363 million negative retranslation effect (2020:€2,461 million negative retranslation effect).
A 10% weakening of the euro against all other currencies would have led to an equal but opposite effect. In line with accepted hedge accounting treatment and our accounting policy for financial loans, the retranslation differences would be recognised in equity.

(iii) Interest rate risk(a)
The Group is exposed to market interest rate fluctuations on its floating-rate debt. Increases in benchmark interest rates could increase the interest cost of our floating-rate debt and increase the cost of future borrowings. The Group’s ability to manage interest costs also has an impact on reported results.
The Group does not have any material floating interest-bearing financial assets or any significant long-term fixed interest-bearing financial assets. Consequently, the Group’s interest rate risk arises mainly from financial liabilities other than lease liabilities.
Taking into account the impact of interest rate swaps, at 31 December 2021, interest rates were fixed on approximately 75% of the expected financial liabilities (excluding lease liabilities) for 2022, and 70% for 2023 (87% for 2021 and 75% for 2022 at 31 December 2020).
As at 31 December 2021, the Group had USD 3,300 million (2020: USD 3,700 million) of outstanding cross-currency interest rate swaps  (on which cash flow hedge accounting is applied).
As at 31 December 2021, the Group had USD 1,350 million (2020: USD 500 million) of outstanding fixed to float interest rate swaps (on which fair value hedge accounting is applied).
For interest management purposes, transactions with a maturity shorter than six months from inception date are not included as fixed interest transactions.
The average interest rate on short-term borrowings in 2021 was 0.7% (2020: 1.6%).

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

Impact on income statement
Assuming that all other variables remain constant, a 1.0 percentage point increase in floating interest rates on a full-year basis as at 31 December 2021 would have led to an additional €77 million of finance cost (2020: €40 million additional finance costs).
A 1.0 percentage point decrease in floating interest rates on a full-year basis would have an equal but opposite effect.
Impact on equity – cash flow hedges
Assuming that all other variables remain constant, a 1.0 percentage point increase in interest rates on a full-year basis as at 31 December 2021 would have led to an additional €3 million credit in equity from derivatives in cash flow hedge relationships (2020: €11 million credit).
A 1.0 percentage point decrease in interest rates on a full-year basis would have led to an additional €4 million debit in equity from derivatives in cash flow hedge relationships (2020: €12 million debit).

(a) See the weighted average amount of financial liabilities with fixed-rate interest shown in the following table.

154	Unilever Annual Report on Form 20-F 2021
Notes to the Consolidated Financial Statements Unilever Group continued

16B. Management of market risk continued
The following table shows the split in fixed and floating-rate interest exposures, taking into account the impact of interest rate swaps and cross-currency swaps:

	€ million	€ million
	2021	2020
Current financial liabilities	(7,252)	(4,461)
Non-current financial liabilities	(22,881)	(22,844)
Total financial liabilities	(30,133)	(27,305)
Less: lease liabilities	(1,649)	(1,771)
Financial liabilities (excluding lease liabilities)	(28,484)	(25,534)
Of which:
Fixed rate (weighted average amount of fixing for the following year)	(20,787)	(21,561)
16C. Derivatives and hedging
The Group does not use derivative financial instruments for speculative purposes. The uses of derivatives and the related values of derivatives are summarised in the following table. Derivatives used to hedge:

	€ million	€ million		€ million	€ million	€ million		€ million	€ million
	Trade and other receivables	Current financial assets		Non-Current financial assets	Trade payables and other liabilities	Current financial liabilities		Non-Current financial liabilities	Total
31 December 2021
Foreign exchange derivatives
Fair value hedges	—	—		—	—	—		—	—
Cash flow hedges	100	—		—	(33)	—		—	67
Hedges on the net investment in foreign operations	—	112	(a)	—	—	—		—	112
Hedge accounting not applied	16	(47)	(a)	—	(17)	(61)	(a)	(2)	(111)
Interest rate derivatives	—	—		—	—	—		—	—
Fair value hedges	—	—		—	—	—		(39)	(39)
Cash flow hedges	—	11		52	—	(24)		(58)	(19)
Hedge accounting not applied	—	—		—	—	—		—	—
Commodity contracts	—	—		—	—	—		—	—
Cash flow hedges	45	—		—	(1)	—		—	44
Hedge accounting not applied
	161	76		52	(51)	(85)		(99)	54
	Total assets			289	Total liabilities			(235)	54
31 December 2020
Foreign exchange derivatives
Fair value hedges	—	—		—	—	—		—	—
Cash flow hedges	24	—		—	(74)	—		—	(50)
Hedges on the net investment in foreign operations	—	—		—	—	(149)	(a)	—	(149)
Hedge accounting not applied	14	54	(a)	—	(26)	91	(a)	—	133
Interest rate derivatives
Fair value hedges	—	—		—	—	—		(10)	(10)
Cash flow hedges	—	5		21	—	—		(247)	(221)
Hedge accounting not applied	—	—		—	—	—		—	—
Commodity contracts
Cash flow hedges	40	—		—	(3)	—		—	37
Hedge accounting not applied	—	—		—	—	—		—	—
	78	59		21	(103)	(58)		(257)	(260)
	Total assets			158	Total liabilities			(418)	(260)

(a)Swaps that hedge the currency risk on intra-group loans and offset ‘Hedges of net investments in foreign operations’ are included within ‘Hedge accounting not applied’. See below for further details.

Unilever Annual Report on Form 20-F 2021	155

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
The ISDA agreements do not meet the criteria for offsetting the positive and negative values in the consolidated balance sheet. This is because the Group does not currently having any legally enforceable right to offset recognised amounts, between various Group and bank affiliates, because the right to offset is enforceable only on the occurrence of future credit events such as a default.
The column ‘Related amounts not set off in the balance sheet – Financial instruments’ shows the netting impact of our ISDA agreements, assuming the agreements are respected in the relevant jurisdiction.
(i) Financial assets
The following financial assets are subject to offsetting, enforceable master netting arrangements and similar agreements.

				Related amounts not set off in the balance sheet
	€ million	€ million	€ million	€ million	€ million	€ million
As at 31 December 2021	Gross amounts of recognised financial assets	Gross amounts of recognised financial assets set off in the balance sheet	Net amounts of financial assets presented in the balance sheet	Financial instruments	Cash collateral received	Net amount
Derivative financial assets	401	(112)	289	(107)	(27)	155
As at 31 December 2020
Derivative financial assets	306	(148)	158	(91)	(16)	51
(ii) Financial liabilities
The following financial liabilities are subject to offsetting, enforceable master netting arrangements and similar agreements.

				Related amounts not set off in the balance sheet
	€ million	€ million	€ million	€ million	€ million	€ million
As at 31 December 2021	Gross amounts of recognised financial liabilities	Gross amounts of recognised financial liabilities set off in the balance sheet	Net amounts of financial liabilities presented in the balance sheet	Financial instruments	Cash collateral received	Net amount
Derivative financial liabilities	(347)	112	(235)	107	—	(128)
As at 31 December 2020
Derivative financial liabilities	(566)	148	(418)	91	—	(327)

156	Unilever Annual Report on Form 20-F 2021
Notes to the Consolidated Financial Statements Unilever Group continued

17. Investment and return

Cash and cash equivalents
Cash and cash equivalents in the balance sheet include deposits, investments in money market funds and highly liquid investments. To be classified as cash and cash equivalents, an asset must:
▪ be readily convertible into cash;
▪ have an insignificant risk of changes in value; and
▪ have a maturity period of typically three months or less at acquisition.
Cash and cash equivalents in the cash flow statement also include bank overdrafts and are recorded at amortised cost.

Other financial assets
The Group classifies its financial assets into the following measurement categories:
▪ those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss), and
▪ those to be measured at amortised cost.

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
▪ financial assets at amortised cost;
▪ financial assets at fair value through other comprehensive income; or
▪ financial assets at fair value through profit or loss.

(i) Amortised cost
Assets measured at amortised cost are those which are held to collect contractual cash flows on the repayment of principal or interest (SPPI). A gain or loss on a debt investment recognised at amortised cost on derecognition or impairment is recognised in profit or loss. Interest income is recognised within finance income using the effective interest rate method.

(ii) Fair value through other comprehensive income
Assets that are held at fair value through other comprehensive income are those that are held to collect contractual cash flows on the repayment of principal and interest and which are held to recognise a capital gain through the sale of the asset. Movements in the carrying amount are recognised in other comprehensive income except for the recognition of impairment, interest income and foreign exchange gains or losses which are recognised in profit or loss. On derecognition, the cumulative gain or loss recognised in other comprehensive income is reclassified from equity to profit or loss. Interest income is included in finance income using the effective interest rate method.

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

To assess whether there is a significant increase in credit risk, the Group compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition. It considers available reasonable and supportive forwarding-looking information. Macroeconomic information (such as market interest rates or growth rates) is also considered.

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

Unilever Annual Report on Form 20-F 2021	157

17A. Financial assets
The Group’s Treasury function aims to protect the Group’s financial investments, while maximising returns. The fair value of financial assets is the same as the carrying amount for 2021 and 2020. The Group’s cash resources and other financial assets are shown below.

	€ million	€ million	€ million	€ million	€ million	€ million
	Current	Non-current	Total	Current	Non-current	Total
Financial assets(a)	2021	2021	2021	2020	2020	2020
Cash and cash equivalents
Cash at bank and in hand	2,505	—	2,505	2,764	—	2,764
Short-term deposits(b)	811	—	811	2,764	—	2,764
Other cash equivalents	99	—	99	20	—	20
	3,415	—	3,415	5,548	—	5,548
Other financial assets
Financial assets at amortised cost(c)	750	208	958	468	138	606
Financial assets at fair value through other comprehensive income(d)	1	526	527	9	361	370
Financial assets at fair value through profit or loss:
Derivatives	76	52	128	59	21	80
Other(e)	329	412	741	272	356	628
	1,156	1,198	2,354	808	876	1,684
Total	4,571	1,198	5,769	6,356	876	7,232
(a)For the purposes of this note and note 15C, financial assets and liabilities exclude trade and other current receivables and trade payables and other liabilities which are covered in notes 13 and 14 respectively.
(b)Short-term deposits typically have maturity of up to 3 months.
(c)Current financial assets at amortised cost include short-term deposits with banks with maturities longer than three months excluding deposits which are part of a recognised cash management process and loans to joint venture entities. Non-current financial assets at amortised cost include judicial deposits of €157 million (2020: €101 million).
(d)Included within non-current financial assets at fair value through other comprehensive income are equity investments of €521 million (2020: €356 million). These investments are not held by Unilever for trading purposes and hence the Group has opted to recognise fair value movements through other comprehensive income. The fair value movement in 2021 of these equity investments was €174 million (2020: €78 million).
(e)Current Other Financial assets at fair value through profit or loss include Money market funds, marketable securities and other capital market instruments. Included within non-current financial assets at fair value through profit or loss are assets in a trust to fund benefit obligations in the US (see also note 4B) of €38 million (2020: €44 million), option over non-controlling interest in a subsidiary in Hong Kong of €43 million (2020: €44 million) and investments in a number of companies and financial institutions in North America, North Asia, South Asia and Europe.
There were no significant changes on account of change in business model in classification of financial assets since 31 December 2020.
There are no financial assets that are designated at fair value through profit or loss, which would otherwise have been measured at fair value through other comprehensive income.

	€ million	€ million
Cash and cash equivalents reconciliation to the cash flow statement	2021	2020
Cash and cash equivalents per balance sheet	3,415	5,548
Less: Bank overdrafts	(106)	(73)
Add: Cash and cash equivalents included in assets held for sale	90	—
Less: Bank overdraft included in liabilities held for sale	(12)	—
Cash and cash equivalents per cash flow statement	3,387	5,475
Approximately €0.4 billion (or 11%) of the Group’s cash and cash equivalents are held in the parent and central finance companies, for maximum flexibility. These companies provide loans to our subsidiaries that are also funded through retained earnings and third-party borrowings. We maintain access to global debt markets through an infrastructure of short-and long-term debt programmes. We make use of plain vanilla derivatives, such as interest rate swaps and foreign exchange contracts, to help mitigate risks. More detail is provided in notes 16, 16A, 16B and 16C on pages 149 to 155.
The remaining €3 billion (or 89%) of the Group’s cash and cash equivalents are held in foreign subsidiaries which repatriate distributable reserves on a regular basis. For most countries, this is done through dividends which are in some cases subject to withholding or distribution tax. This balance includes €83 million (2020: €98 million) of cash that is held in a few countries where we face cross-border foreign exchange controls and/or other legal restrictions that inhibit our ability to make these balances available for general use by the wider business. The cash will generally be invested or held in the relevant country and, given the other capital resources available to the Group, does not significantly affect the ability of the Group to meet its cash obligations.

158	Unilever Annual Report on Form 20-F 2021
Notes to the Consolidated Financial Statements Unilever Group continued

17B. Credit risk
Credit risk is the risk of financial loss to the Group if a customer or counter-party fails to meet its contractual obligations. Additional information in relation to credit risk on trade receivables is given in note 13. These risks are generally managed by local controllers. Credit risk related to the use of treasury instruments, including those held at amortised cost and at fair value through other comprehensive income, is managed on a Group basis. This risk arises from transactions with financial institutions involving cash and cash equivalents, deposits and derivative financial instruments. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets. To reduce this risk, Unilever has concentrated its main activities with a limited number of counter-parties which have secure credit ratings. Individual risk limits are set for each counter-party based on financial position, credit rating and past experience. Credit limits and concentration of exposures are actively monitored by the Group’s Treasury department. Netting agreements are also put in place with Unilever’s principal counter-parties. In the case of a default, these arrangements would allow Unilever to net assets and liabilities across transactions with that counter-party. To further reduce the Group’s credit exposures on derivative financial instruments, Unilever has collateral agreements with Unilever’s principal counter-parties in relation to derivative financial instruments. Under these arrangements, counter-parties are required to deposit securities and/or cash as a collateral for their obligations in respect of derivative financial instruments. At 31 December 2021, the collateral held by Unilever under such arrangements amounted to €52 million (2020: €18 million), of which €27 million (2020: €16 million) was in cash, and €25 million (2020: €2 million) was in the form of bond securities. The non-cash collateral has not been recognised as an asset in the Group’s balance sheet.
Further details in relation to the Group’s exposure to credit risk are shown in note 13 and note 16A.
18. Financial instruments fair value risk
The Group is exposed to the risks of changes in fair value of its financial assets and liabilities. The following table summarises the fair values and carrying amounts of financial instruments.

	€ million	€ million	€ million	€ million
	Fair value	Fair value	Carrying amount	Carrying amount
Fair values of financial assets and financial liabilities	2021	2020	2021	2020
Financial assets
Cash and cash equivalents	3,415	5,548	3,415	5,548
Financial assets at amortised cost	958	606	958	606
Financial assets at fair value through other comprehensive income	527	370	527	370
Financial assets at fair value through profit or loss
Derivatives	128	80	128	80
Other	741	628	741	628
	5,769	7,232	5,769	7,232
Financial liabilities
Bank loans and overdrafts	(402)	(411)	(402)	(411)
Bonds and other loans	(29,133)	(26,936)	(27,621)	(24,585)
Lease liabilities	(1,649)	(1,771)	(1,649)	(1,771)
Derivatives	(184)	(315)	(184)	(315)
Other financial liabilities	(277)	(223)	(277)	(223)
	(31,645)	(29,656)	(30,133)	(27,305)
The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature.
Fair value hierarchy
The fair values shown in notes 15C and 17A have been classified into three categories depending on the inputs used in the valuation technique.
The categories used are as follows:
▪Level 1: quoted prices for identical instruments;
▪Level 2: directly or indirectly observable market inputs, other than Level 1 inputs; and
▪Level 3: inputs which are not based on observable market data.
For assets and liabilities which are carried at fair value, the classification of fair value calculations by category is summarised below:

		€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Notes	Level 1 2021	Level 1 2020	Level 2 2021	Level 2 2020	Level 3 2021	Level 3 2020	Total fair value 2021	Total fair value 2020
Assets at fair value
Financial assets at fair value through other
Comprehensive income	17A	6	5	3	3	518	362	527	370
Financial assets at fair value through profit or loss :
Derivatives(a)	16C	—	—	289	158	—	—	289	158
Other	17A	331	300	—	—	410	328	741	628

Liabilities at fair value
Derivatives(b)	16C	—	—	(235)	(418)	—	—	(235)	(418)
Contingent consideration	14	—	—	—	—	(180)	(140)	(180)	(140)
(a)Includes €161 million (2020: €78 million) derivatives, reported within trade receivables, that hedge trading activities.
(b)Includes €(51) million (2020: €(103) million) derivatives, reported within trade payables, that hedge trading activities.

Unilever Annual Report on Form 20-F 2021	159

18. Financial instruments fair value risk continued
There were no significant changes in classification of fair value of financial assets and financial liabilities since 31 December 2020. There were also no significant movements between the fair value levels since 31 December 2020.
The impact in 2021 income statement due to Level 3 instruments is a gain of €40 million (2020: loss of €22 million).
Reconciliation of Level 3 fair value measurements of financial assets and financial liabilities is given below:

	€ million	€ million
Reconciliation of movements in Level 3 valuations	2021	2020
1 January	550	373
Gains and losses recognised in income statement	40	(22)
Gains and losses recognised in other comprehensive income	190	75
Purchases and new issues	30	41
Sales and settlements	(62)	83
31 December	748	550
Significant unobservable inputs used in Level 3 fair values
Assets valued using Level 3 techniques include €736 million (2020: €494 million) relating to a number of unlisted investments within Unilever Ventures companies, none of which are individually material; €115 million (2020: €106 million) of long-term cash receivables under life insurance policies and €43 million (2020: €51 million) for an option over a non-controlling interest. Valuation techniques used are specific to each asset and for all assets a change in one or more of the inputs to reasonably possible alternative assumptions would not change the value significantly.
Calculation of fair values
The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December 2020.
Assets and liabilities carried at fair value
▪The fair values of quoted investments falling into Level 1 are based on current bid prices.
▪The fair values of unquoted financial assets at fair value through other comprehensive income and at fair value through profit or loss are based on recent trades in liquid markets, observable market rates, discounted cash flow analysis and statistical modelling techniques such as the Monte Carlo simulation. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.
▪Derivatives are valued using valuation techniques with market observable inputs. The models incorporate various inputs including the credit quality of counter-parties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying commodities.
▪For listed securities where the market is not liquid, and for unlisted securities, valuation techniques are used. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same and discounted cash flow calculations.
Other financial assets and liabilities (fair values for disclosure purposes only)
▪Cash and cash equivalents, trade and other current receivables, bank loans and overdrafts, trade payables and other current liabilities have fair values that approximate to their carrying amounts due to their short-term nature.
▪The fair values of listed bonds are based on their market value.
▪Non-listed bonds, other loans, bank loans and non-current receivables and payables are based on the net present value of the anticipated future cash flows associated with these instruments using rates currently available for debt on similar terms, credit risk and remaining maturities.
Policies and processes used in relation to the calculation of Level 3 fair values
Assets valued using Level 3 valuation techniques are primarily made up of long-term cash receivables and unlisted investments. Valuation techniques used are specific to the circumstances involved. Unlisted investments include €736 million (2020: €494 million) of investments within Unilever Ventures companies.
19. Provisions

Provisions are recognised where a legal or constructive obligation exists at the balance sheet date, as a result of a past event, where the amount of the obligation can be reliably estimated and where the outflow of economic benefit is probable.

	€ million	€ million
Provisions	2021	2020
Due within one year	480	547
Due after one year	611	583
Total provisions	1,091	1,130

	€ million	€ million	€ million	€ million	€ million
Movements during 2021	Restructuring	Legal	Brazil indirect taxes	Other	Total
1 January 2021	264	227	74	565	1,130
Additions through business combinations	—	7	—	2	9
Income statement:
Charges	153	55	10	126	344
Releases	(78)	(9)	(26)	(67)	(180)
Utilisation	(118)	(60)	(2)	(58)	(238)
Currency translation	6	3	1	16	26
31 December 2021	227	223	57	584	1,091

160	Unilever Annual Report on Form 20-F 2021
Notes to the Consolidated Financial Statements Unilever Group continued

19. Provisions continued
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
20. Commitments and contingent liabilities
Commitments

Lease commitments are the future cash outflows from the lease contracts which are not recorded in the measurement of lease liabilities. These include potential future payments related to leases of low-value assets, leases which are less than twelve months, variable leases, extension and termination options and leases not yet commenced but which we have committed to.
Other commitments principally comprise commitments under contract to purchase materials and services. They do not include commitments to purchase property, plant and equipment, which are reported in note 10 on pages 138 to 140.

	€ million	€ million	€ million	€ million
	Leases	Leases	Other Commitments	Other Commitments(a)
Lease commitments and other commitments fall due as follows:	2021	2020	2021	2020
Within 1 year	56	69	1,233	844
Later than 1 year but not later than 5 years	90	80	1,554	694
Later than 5 years	23	9	501	18
	169	158	3,288	1,556
(a)Other commitments now include additional items, primarily volume commitments that were not included in 2020. The total figure on a comparable basis for 2020 is €3,530 million (of which €1,150 million was current).
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
In the case of fiscal matters, the known maximum exposure is the amount included in a tax assessment.

	€ million	€ million
Summary of contingent liabilities	2021	2020
Corporate reorganisation – IPI, PIS and COFINS taxes and penalties	2,549	2,040
Inputs for PIS and COFINS taxes	36	35
Goodwill amortisation	137	137
Other tax assessments – approximately 700 cases	749	650
Total Brazil Tax	3,471	2,862
Other contingent liabilities	656	648
Total contingent liabilities	4,127	3,510
Brazil tax
During 2004, and in common with many other businesses operating in Brazil, one of our Brazilian subsidiaries received a notice of infringement from the Federal Revenue Service in respect of indirect taxes regarding corporate reorganisation. The notice alleges that a 2001 reorganisation of our local corporate structure was undertaken without a valid business purpose. The 2001 reorganisation was comparable with restructuring done by many companies in Brazil. The original dispute was resolved in the courts in the Group’s favour. However, in 2013 a new assessment was raised in respect of a similar matter. Additionally, during the course of 2014 and between 2017 and 2022, other notices of infringement were issued based on the same grounds argued in the previous assessments. The total amount of the tax assessments in respect of this matter is €2,549 million (2020: €2,040 million).
The Group believes that the likelihood that the Brazilian tax authorities will ultimately prevail is low, however there can be no guarantee of success in court. In each case we believe our position is strong, so they have not been provided for and are considered to be contingent liabilities. Due to the fiscal environment in Brazil, the possibility of further tax assessments related to the same matters cannot be ruled out. We expect that two of our largest tax litigation cases, which represent around €904 million of contingent liabilities, will move from the Administrative to the Judicial Courts during 2022, although the exact timing is uncertain. When this happens, we will be required to make a judicial deposit or provide a guarantee in respect of the disputed tax, interest and penalties. The judicial process in Brazil is likely to take a number of years to conclude.

Unilever Annual Report on Form 20-F 2021	161

Contingent liabilities continued
The contingent liabilities reported for indirect taxes relating to disputes with the Brazilian authorities are separate from the provisions listed in note 19. Unilever does not hold provisions and contingent liabilities for the same matters.
21. Acquisitions and disposals

Business combinations are accounted for using the acquisition accounting method as at the acquisition date, which is the date at which control is transferred to the Group.

Goodwill is measured at the acquisition date as the fair value of consideration transferred, plus non-controlling interests and the fair value of any previously held equity interests less the net recognised amount (which is generally fair value) of the identifiable assets and liabilities assumed. Goodwill is subject to an annual review for impairment (or more frequently if necessary) in accordance with our accounting policies. Any impairment is charged to the income statement as it arises. Detailed information relating to goodwill is provided in note 9 on pages 136 to 138.

Transaction costs are expensed as incurred, within non-underlying items.

Changes in ownership that do not result in a change of control are accounted for as equity transactions and therefore do not have any impact on goodwill. The difference between consideration and the non-controlling share of net assets acquired is recognised within equity.
2021
In 2021, the Group completed the business acquisitions and disposals as listed below. 100% of the businesses were acquired unless stated otherwise. Total consideration for 2021 acquisitions is €2,117 million (2020: €6,337 million for acquisitions completed during that year). In November 2021, Unilever announced that it has entered into an agreement to sell its global tea business with disposal is expected to be completed in the second half of 2022. Further details can be found in Note 22.

Deal completion date	Acquired business
29 January 2021	Acquired 51% of Welly Health, a producer of bandages and other healthcare-related items. The acquisition helps to expand Unilever’s existing Health and Wellbeing portfolio.
28 May 2021	Acquired Onnit Lab Inc. a holistic wellness and lifestyle company based in the US. Onnit complements our growing portfolio of innovative wellness and supplement brands.
2 August 2021	Acquired Paula's Choice Inc., a Prestige Skin Care company based in the U.S. The acquisition strengthens our presence in Prestige Skin Care, with an established direct to consumer eCommerce business.

Paula's Choice Acquisition
On 2 August 2021, the Group acquired 100% of the shares of Paula's Choice Inc., a U.S. based Prestige Skin Care company. The total consideration paid was €1,832 million which comprised of €1,818 million cash paid on the completion date and €14 million of deferred consideration. The provisional fair value of net assets recognised on the balance sheet is €1,223 million. Currently all balances remain provisional as we finalise our review of the asset valuations. The main assets acquired were brands which were valued using an income approach model by estimating future cash flows generated by the brand and discounting them to present value using rates in line with a market participant expectation. As part of the acquisition, goodwill of €609 million has been recognised and which is not deductible for tax purposes. Since the acquisition date, the goodwill balance has increased by €37 million as a result of foreign exchange effects.
More information related to each major class of assets and liabilities acquired is provided on page 162.
Effect on consolidated income statement
The acquisition deals completed in 2021 have contributed €196 million to Group turnover and €16 million to Group operating profit since the date of acquisition. If the acquisition deals completed in 2021 had all taken place at the beginning of the year, Group turnover would have been €52,637 million, and Group operating profit would have been €8,738 million. In 2020, the impact of acquisitions completed in the year was €476 million to Group turnover and €124 million to Group operating profit. If all of the acquisitions had taken place at the beginning of 2020, Group turnover for 2020 would have been €51,116 million and Group operating profit would have been €8,371 million.
2020
In 2020 the Group completed the business acquisitions and disposals listed below. In each case (unless otherwise stated), 100% of the businesses were acquired. For all businesses acquired, the acquisition accounting has been finalised. Subsequent changes to the provisional numbers published last year are immaterial.

162	Unilever Annual Report on Form 20-F 2021
Notes to the Consolidated Financial Statements Unilever Group continued

21. Acquisitions and disposals continued

Deal completion date	Acquired/disposed business
1 April 2020	Acquired the health food drinks business of GlaxoSmithKline plc in India and 20 other predominantly Asian markets (“the Main Horlicks Acquisition”). The acquisition added leading brands such as Horlicks and Boost in certain markets to the Unilever portfolio, increasing our presence in functional nutrition.
25 June 2020	Acquired Vwash, a leading intimate hygiene business in India. The acquisition complements our beauty and personal care portfolio and increases our presence in fast-growing segments in India.
30 June 2020
The Group acquired 82% of GlaxoSmithKline Bangladesh Limited, a health food drink business in Bangladesh. The Bangladesh Horlicks Acquisition was a separate transaction to the Main Horlicks Acquisition.

15 July 2020	Sold the Ice Cream business in Chile to Carozzi.
1 October 2020
Acquired Liquid IV, a US-based health-science nutrition and wellness company, known for its portfolio of electrolyte drink mixes that enhance rapid hydration. This acquisition increases our presence in vitamins, minerals & supplements.

23 December 2020	Acquired SmartyPants Vitamins, a vitamin, mineral and supplement company based in the US. The acquisition complements our existing portfolio in functional nutrition.
Effect on consolidated balance sheet
Acquisitions
The following table sets out the overall impact of the Paula’s Choice acquisition and the other acquisitions in 2021 as well as comparative years on the consolidated balance sheet. The fair values currently used for opening balances of the Paula's Choice acquisition are provisional. These balances remain provisional due to there being outstanding relevant information in regards to the facts and circumstances that existed as of the acquisition date and/or where valuation work is still ongoing.

	€ million	€ million	€ million
	2021	2020(a)	2019
Net assets acquired	1,372	3,857	771
Non-controlling interest	(14)	(27)	(25)
Goodwill	759	2,507	421
Total payment for acquisition	2,117	6,337	1,167
Total consideration	2,117	6,337	1,167
(a)In 2020, we acquired the Horlicks and Boost Brands from GlaxoSmithKline Consumer Healthcare Limited. Of the net assets acquired, €3,345 million related to brands, €746 million related to deferred tax liabilities and €2,090 million related to goodwill. The total consideration paid was €5,294 million comprised of €449 million in cash and €4,845 million in shares of Hindustan Unilever Limited. This resulted in a dilution of Unilever’s interest in Hindustan Unilever Limited from 67.2% to 61.9%.
In 2021, the net assets acquired and total payment for acquisitions consist of:

	Paula's Choice acquisition	Other acquisitions	€ million 2021
Intangible assets	1,584	160	1,744
Other non-current assets	4	4	8
Trade and other receivables	15	6	21
Other current assets(a)	48	35	83
Non-current liabilities(b)	(385)	(43)	(428)
Current liabilities(c)	(43)	(13)	(56)
Net assets acquired	1,223	149	1,372
Non-controlling interest	—	(14)	(14)
Goodwill	609	150	759
Total consideration	1,832	285	2,117
Of which:
Cash consideration paid	1,818	270	2,088
Deferred consideration	14	15	29
(a)Other current assets include inventories of €29 million, cash of €17 million in Paula's Choice with the remaining €35 million split between cash of €14 million and inventories of €13 million in Onnit.
(b)Non-current liabilities include deferred tax of €384 million related to Paula’s Choice.
(c)Current liabilities include trade and other payable of €36 million in Paula’s Choice.

Goodwill represents the future value that the Group believes it will obtain through operational synergies and the application of acquired company ideas to existing Unilever channels and businesses. Detailed information relating to goodwill is provided in note 9 on pages 136 to 138.
Disposals
Total consideration for 2021 disposals is €49 million (2020: €35 million for disposals completed during that year). The following table sets out the effect of disposals in 2021 and comparative years on the consolidated balance sheet. The results of disposed businesses are included in the consolidated financial statements up until their date of disposal.
In 2021, we disposed of the tomato business in Greece to Minerva, and the Russian dressings business to the KDV Group.

Unilever Annual Report on Form 20-F 2021	163

21. Acquisitions and disposals continued

	€ million	€ million	€ million
	2021	2020	2019
Goodwill and intangible assets	3	1	82
Other non-current assets	4	21	19
Current assets	10	5	15
Trade creditors and other payables	(3)	(1)	(12)
Net assets sold	14	26	104
Profit/(loss) on sale attributable to Unilever	35	9	65
Consideration	49	35	169
Cash	40	34	168
Cash balances of businesses sold	3	—	1
Non-cash items and deferred consideration	6	1	—
	49	35	169
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

Immediately prior to classification as held for sale, the non-current assets or groups of assets are remeasured in accordance with the Group’s accounting policies. Subsequently, non-current assets and disposal groups classified as held for sale are valued at the lower of book value or fair value less disposal costs. Assets held for sale are neither depreciated nor amortised.

Non-current assets and liabilities held for sale are recognised as current on the balance sheet.
In November 2021, Unilever announced that it has entered into an agreement to sell its global Tea business, ekaterra, to CVC Capital Partners Fund VIII for €4.5 billion on a cash-free, debt-free basis with completion expected in the second half of 2022.
As a result, the assets and liabilities are held for sale as at 31 December 2021. ekaterra includes brands such as PG tips, Pukka, Tazo, Lipton and T2, with 11 production factories across 4 continents and tea estates in 3 countries.
ekaterra excludes Unilever’s Tea business in India, Nepal and Indonesia as well as Unilever’s interests in the Pepsi Lipton ready-to-drink Tea joint ventures and associated distribution businesses. ekaterra forms part of the Foods and Refreshment segment across AAR, Europe and Americas.

164	Unilever Annual Report on Form 20-F 2021
Notes to the Consolidated Financial Statements Unilever Group continued

22. Assets and liabilities held for sale continued

	€ million	€ million	€ million	€ million
	2021	2021	2021	2020
	ekaterra	Others(a)	Total	Total
Property, plant and equipment held for sale(b)	—	2	2	17

Non-current assets
Goodwill and intangibles	899	2	901	1
Property, plant and equipment	425	22	447	4
Deferred tax assets	329	—	329	—
Other non-current assets	25	—	25	—
	1,678	24	1,702	5
Current assets
Inventories	258	—	258	6
Trade and other receivables	336	—	336	—
Current tax assets	11	—	11	—
Cash and cash equivalents	90	—	90	—
Other current assets	2	—	2	—
	697	—	697	6
Assets held for sale	2,375	26	2,401	28

Current liabilities
Trade payables and other current liabilities	652	—	652	1
Current tax liabilities	9	—	9	—
Financial liabilities due within one year	49	—	49	—
Provisions	8	—	8	—
	718	—	718	1
Non-current liabilities
Pension and post-retirement healthcare liabilities	12	—	12	—
Financial liabilities due after one year	31	—	31	—
Other non-current liabilities	2	—	2	—
Deferred tax liabilities	57	—	57	—
	102	—	102	—
Liabilities held for sale	820	—	820	1
(a)Includes assets related to the disposal of the Calve and Baltimore brands in Russia.
(b)Includes manufacturing assets held for sale.
On disposal of an asset or disposal group, the associated currency translation difference, including amounts previously reported within equity, is reclassified to the income statement as part of the gain or loss on disposal. This is estimated to be a €99 million loss.
23. Related party transactions

A related party is a person or entity that is related to the Group. These include both people and entities that have, or are subject to, the influence or control of the Group.
Joint ventures
The following related party balances existed with joint venture businesses at 31 December:

	€ million	€ million
	2021	2020
Related party balances	Total	Total
Sales to joint ventures	1,060	1,004
Purchases from joint ventures	127	118
Receivables from joint ventures	71	80
Payables to joint ventures	36	43
Loans to joint ventures	241	255
Royalties and service fees	20	21
Significant joint ventures are Unilever FIMA LDA in Portugal, Binzagr Unilever Distribution in the Middle East, the Pepsi Lipton Tea Partnership in the US and Pepsi Lipton International Ltd for the rest of the world.
Associates
There are no trading balances due to or from associates.
Langholm Capital II was launched in 2009. Unilever has invested €65 million in Langholm II, with an outstanding commitment at the end of 2021 of €1 million (2020: €2 million). During 2021, Unilever received €32 million (2020: €nil) from its investment in Langholm Capital II.

Unilever Annual Report on Form 20-F 2021	165

24. Share Buyback
On 29 April 2021 we announced a share buyback programme of up to €3 billion, which was completed on 3 December 2021. The Group has repurchased 62,976,145 ordinary shares as part of the programme which are held by Unilever as treasury shares. Consideration paid for the repurchase of shares including transaction costs was €3,018 million which is recorded within other reserves.
25. Remuneration of auditors

	€ million	€ million	€ million
	2021	2020	2019
Fees payable to the Group’s auditors for the audit of the consolidated and parent
Company Accounts of Unilever N.V. and Unilever PLC(a)	5	6	5
Fees payable to the Group’s auditors for the audit of accounts of subsidiaries of
Unilever N.V. and Unilever PLC pursuant to legislation(b)(c)	17	13	12
Total statutory audit fees	22	19	17
Fees payable to the Group’s auditors for the audit of non-statutory
financial statements(d)	5	6	—
Audit-related assurance services(e)	—	—	—
Other taxation advisory services	—	—	—
Services relating to corporate finance transactions	—	—	—
Other assurance services(f)	1	1	—
All other non-audit services(e)	—	—	—
Total fees payable	28	26	17
(a)Of which €5 million was payable to KPMG LLP (2020: €6 million; 2019: €4 million) and nil was payable to KPMG Accountants N.V. (2020: nil; 2019: €1 million)
(b)Comprises fees payable to the KPMG network of independent member firms affiliated with KPMG International Cooperative for audit work on statutory financial statements and Group reporting returns of subsidiary companies.
(c)Amount payable to KPMG in respect of services supplied to associated pension schemes was less than €1 million individually and in aggregate (2020: less than €1 million individually and in aggregate; 2019: less than €1 million individually and in aggregate).
(d)2021 includes €5 million (2020: €6 million) for the audit of carve-out financial statements of ekaterra.
(e)Amounts paid in relation to each type of service are less than €1 million individually and in aggregate (2020: less than €1 million and in aggregate; 2019: less than €1 million and in aggregate).
(f)2021 includes various services, each less than €1 million individually. 2020 includes €1 million for assurance work on Unification.
26. Events after the balance sheet date

Where events occurring after the balance sheet date provide evidence of conditions that existed at the end of the reporting period, the impact of these events is adjusted within the financial statements. Otherwise, events after the balance sheet date of a material size or nature are disclosed below.
Dividend
On 10 February 2022, Unilever announced a quarterly dividend with the 2021 fourth-quarter results of £0.3602 per PLC ordinary share. The total value of the announced dividend is €1,137 million.
Organisational model
On 25 January 2022, Unilever announced changes to its organisational model to make it simpler and more category focused. The company will move away from its current matrix structure and will be organised around five distinct Business Groups: Beauty & Wellbeing, Personal Care, Home Care, Nutrition, and Ice Cream. Each Business Group will be fully responsible and accountable for their strategy, growth, and profit delivery globally. We expect the new structure to be fully operational from the middle of the year. All costs related to setting up the new organisation will be managed within the existing restructuring investment plans of €2 billion across 2021 and 2022.
Debt issuance
On 23 February 2022, Unilever issued £300 million 2.125% notes maturing in 2028, €500 million 0.75% notes maturing in 2026 and €650 million 1.25% notes maturing in 2031.

166	Unilever Annual Report on Form 20-F 2021
Notes to the Consolidated Financial Statements Unilever Group continued

27. Significant subsidiaries
The following represents the significant subsidiaries of the Group at 31 December 2021, that principally affect the turnover, profit and net assets of the Group. The percentage of share capital shown below represents the aggregate percentage of equity capital directly or indirectly held by Unilever PLC in the company. The companies are incorporated and principally operated in the countries under which they are shown except where stated otherwise.

Country	Name of company	Shareholding %
Argentina	Unilever de Argentina S.A.	100%
Australia	Unilever Australia Limited	100%
Bangladesh	Unilever Bangladesh Limited	61%
Brazil	Unilever Brasil Ltda.	100%
Canada	Unilever Canada Inc.	100%
China	Unilever Services (Hefei) Co. Ltd	100%
China	Walls (China) Co. Limited	100%
England and Wales	Unilever UK & CN Holdings Limited	100%
England and Wales	Unilever Global IP Ltd	100%
England and Wales	Unilever U.K. Holdings Limited	100%
England and Wales	Unilever UK Limited	100%
England and Wales	Unilever U.K. Central Resources Limited	100%
France	Unilever France S.A.S.	100%
Germany	Unilever Deutschland Gmbh	100%
Germany	Unilever Deutschland Holding Gmbh	100%
India	Hindustan Unilever Limited	62%
Indonesia	PT Unilever Indonesia Tbk	85%
Italy	Unilever Italia Mkt Operations S.R.L.	100%
Mexico	Unilever de Mexico, S.de R.l. de C.V.	100%
Netherlands	Ekaterra B.V.	100%
Netherlands	ekaterra Group Finance B.V.	100%
Netherlands	ekaterra Group IP Holdings B.V.	100%
Netherlands	Mixhold B.V.	100%
Netherlands	Unilever Finance Netherlands B.V.	100%
Netherlands	Unilever IP Holdings B.V.	100%
Netherlands	Unilever Nederland B.V.	100%
Netherlands	Unilever Europe B.V.	100%
Netherlands	Unilever Nederland Services B.V.	100%
Netherlands	UNUS Holding B.V.	100%
Pakistan	Unilever Pakistan Limited	99%
Philippines	Unilever Philippines, Inc.	100%
Russia	OOO Unilever Rus	100%
Singapore	Unilever Asia Private Limited	100%
South Africa	Unilever South Africa (Pty) Limited	100%
Switzerland	Unilever Finance International AG	100%
Thailand	Unilever Thai Trading Limited	100%
Turkey	Unilever Sanayi ve Ticaret Turk A.S	100%
United States of America	Conopco, Inc	100%
United States of America	Unilever Capital Corporation	100%
United States of America	Unilever North America Supply Chain Company LLC	100%
United States of America	Unilever United States, Inc	100%
United States of America	Ben & Jerry's Homemade, Inc.	100%
United States of America	Paula's Choice, Inc.	100%
Vietnam	Unilever Vietnam International Company Limited	100%

Unilever Annual Report on Form 20-F 2021	167

THIS PAGE INTENTIONALLY LEFT BLANK

168	Unilever Annual Report on Form 20-F 2021

THIS PAGE INTENTIONALLY LEFT BLANK

Unilever Annual Report on Form 20-F 2021	169

THIS PAGE INTENTIONALLY LEFT BLANK

170	Unilever Annual Report on Form 20-F 2021

THIS PAGE INTENTIONALLY LEFT BLANK

Unilever Annual Report on Form 20-F 2021	171

THIS PAGE INTENTIONALLY LEFT BLANK

172	Unilever Annual Report on Form 20-F 2021

THIS PAGE INTENTIONALLY LEFT BLANK

Unilever Annual Report on Form 20-F 2021	173

THIS PAGE INTENTIONALLY LEFT BLANK

174	Unilever Annual Report on Form 20-F 2021

THIS PAGE INTENTIONALLY LEFT BLANK

Unilever Annual Report on Form 20-F 2021	175

THIS PAGE INTENTIONALLY LEFT BLANK

176	Unilever Annual Report on Form 20-F 2021

Group Companies
As at 31 December 2021
In accordance with Section 409 of the Companies Act 2006, a list of subsidiaries, partnerships, associates and joint ventures as at 31 December 2021 is set out below. All subsidiary undertakings are subsidiary undertakings of their immediate parent undertaking(s) pursuant to section 1162 (2) (a) of the Companies Act 2006 unless otherwise indicated – see the notes on page 186. All subsidiary undertakings not included in the consolidation are not included because they are not material for such purposes. All associated undertakings are included in the Unilever Group’s financial statements using the equity method of accounting unless otherwise indicated – see the notes on page 186.
See page 166 of the Annual Report and Accounts for a list of the significant subsidiaries.
Companies are listed by country and under their registered office address. The aggregate percentage of capital held by the Unilever Group is shown after the subsidiary company name, except where it is 100%. If the Nominal Value field is blank, then the Share Class Note will identify the type of interest held in the entity.
Subsidiary undertakings included in the consolidation

Name of Undertaking	Nominal Value	Share Class Note
Algeria – Zone Industrielle Hassi Ameur Oran 31000
Unilever Algérie SPA (72.50)	DZD1,000.00	1
Argentina – Tucumán 1, Piso 4°, Cdad. de Buenos Aires
Arisco S.A.	ARS1.00	1
Unilever De Argentina S.A.	ARS1.00	1
Club de beneficios S.A.U.	ARS1.00	1
Argentina – Mendoza km 7/8 – Pocitos, San Juan
Helket S.A.	ARS1.00	1
Argentina- Juana Manso 205, 7mo. Piso, Ciudad Autónoma de Buenos Aires
Gronextar S.A.	ARS1.00	1
Australia – 219 North Rocks Road, North Rocks NSW 2151
Ben & Jerry’s Franchising Australia Limited	AUD1.00	1
Tea Too Pty Limited	AUD1.00	1
TIGI Australia Pty Limited	AUD1.00	2
	AUD1.00	3
Unilever Australia (Holdings) Pty Limited	AUD1.00	1
Unilever Australia Group Pty Limited	AUD2.7414	1
Unilever Australia Limited	AUD1.00	1
Unilever Australia Supply Services Limited	AUD1.00	1
Unilever Australia Trading Limited	AUD1.00	1
Australia – 111 Chandos Street, Crows Nest, NSW 2065
Dermalogica Holdings Pty Limited	AUD1.00	1
Dermalogica Pty Limited	AUD2.00	1
Australia- Level 12, 60 Castlereagh Street, Sydney, New South Wales, 2000
Paula's Choice International Australia Pty Limited	AUD1.00	1
Austria – Stella-Klein-Löw Weg 13, 1023 Wien
Delico Handels GmbH	EUR36,336.42	1
Kuner Nahrungsmittel GmbH	EUR36,336.42	1
TIGI Handels GmbH	EUR36,336.42	1
ULPC Handels GmbH	EUR218,018.50	1
Unilever Austria GmbH	EUR10,000,000.00	1
Bangladesh – 51 Kalurghat Heavy Industrial Area, Kalurghat, Chittagong
Unilever Bangladesh Limited (60.75)	BDT100.00	1
Bangladesh – Fouzderhat Industrial Area, North Kattali, Chattogram 4217
Unilever Consumer Care Limited (81.98)	BDT10.00	1
Bangladesh – 83 Nasirabad Industrial Area, Chattogram
Unilever Tea MSO Bangladesh Limited	BDT1.00	1
Belgium – Industrielaan 9, 1070 Brussels
Unilever Belgium NV/SA	No Par Value	1
Unilever Lipton Tea NV/SA	No Par Value	1
Bolivia – Av. Blanco Galindo Km. 10.4 Cochabamba

Name of Undertaking	Nominal Value	Share Class Note
Unilever Andina Bolivia S.A.	BS100.00	1
Brazil – Rua Oscar Freire, n. 957, mezanino, room 1, Cerqueira Cesar, Zip Code 01426-003, São Paulo/SP
Euphoria Ice Cream Comercio de Alimentos Limitada	BRL1.00	5
Brazil – Rod. BR 101-Norte, s/n, km. 43,6 – Room 4, Igarassu /PE
Cicanorte Industria de Conservas Alimenticas S.A.	BRL2.80	1
Brazil – Cidade de São Paulo, Estado de São Paulo, na Avenida Presidente Juscelino Kubitscheck,1.309, 13o andar, Zip Code 04543-011
RGG – Comércio E Representações De Produtos De Higiene Pessoal Limitada	BRL1.00	5
Brazil – Rua Professor José Leite e Oticica, nº 530, Vila Gertrudes, CEP 04.705-080, São Paulo/SP
E-UB Comércio Limitada	BRL1.00	5
Brazil – Cidade de Valinhos, Estado de São Paulo Rua Campos Salles, nº 20, Parte, Centro, Zip Code 13.271-900
Unilever Logistica Serviços Limitada	BRL1.00	5
Brazil – Av. das Nações Unidas, n. 14.261, 8th floor, qd 9, Wing B, Vila Gertrudes, Zip Code 04794-000 – São Paulo/SP
UBI 4 – Comércio de Alimentos Limitada	BRL1.00	5
Brazil – Rod. BR 232, s/n, km. 13 – Jaboatão dos Guararapes/PE
Unilever Brasil Gelados do Nordeste S.A.	No Par Value	2
	No Par Value	3
Brazil – Av. das Nações Unidas, n. 14.261, 3rd floor, Parte – Gelados SP, Wing B, Vila Gertrudes,Zip Code 04794-000, São Paulo/SP
Unilever Brasil Gelados Limitada	BRL1.00	5
Brazil – Av. das Nações Unidas, n. 14.261, 3rd to 6th and 8th to 10th floors, Wing B Vila Gertrudes,Zip Code 04794-000, São Paulo/SP
Unilever Brasil Limitada	BRL1.00	5
Brazil – Av. das Nações Unidas, n. 14.261, 3rd floor, Wing A, Vila Gertrudes, Zip Code 04794-000, São Paulo/SP
Unilever Brasil Industrial Limitada	BRL1.00	5
Brazil – Rua Harmonia, 271, Sumarezinho, São Paulo/SP, CEP 05435-000
Mãe Terra Produtos Naturais Limitada	BRL1.00	5
Brazil – Rua Tenente Pena, No. 156, Bom Retiro, CEP 01127-020, São Paulo
Smart Home Comércio E Locação De Equipamentos S.A (50.01)	No Par Value	1
Brazil – São Paulo, Estado de São Paulo na Rua Demóstenes nº 1072, Bairro Campo Belo CEP 04614-010
Ole Franquia Limitada	BRL1.00	1
Brazil – Rua Tito, 479, Vila Romana, CEP 05051-000, São Paulo
Compra Agora Serviços Digitais Limitada	BRL1.00	5
Bulgaria – City of Sofia, Borough Mladost, 1, Business Park, Building 3, Floor 1
Unilever Bulgaria EOOD	BGN1,000.00	1
Bulgaria- District Veliko Tarnovo, 5030, Debelets city, Promishlena Zona
Unilever Ice Cream Bulgaria EOOD	BGN 5,000.00	1
Cambodia – No. 443A Street 105, Sangkat Boeung Pralit, Khan 7 Makara Phnom Penh Capital
Unilever (Cambodia) Limited	KHR20,000.00	1
Canada – 3081, 3rd Avenue, Whitehorse, Yukon Territory, Y1A 4Z7
Dermalogica Canada Limited	No Par Value	6

Unilever Annual Report on Form 20-F 2021	177

Name of Undertaking	Nominal Value	Share Class Note
Canada – PO Box 49130, 2900 – 595 Burrard Street, Vancouver BC V7X 1J5
Dollar Shave Club Canada, Inc.	CAD0.01	7
Canada – 800-885 West Georgia Street, Vancouver BC V6C 3H1
Seventh Generation Family & Home ULC	No Par Value	7
Canada – 1000 rue de la Gauchetière Ouest, Bureau 2500, Montreal H3B 0A2
4012208 Canada Inc.	No Par Value	7
Canada – 160 Bloor Street East, Suite 1400, Toronto ON M4W 3R2
Unilever Canada Inc.	No Par Value	8
	No Par Value	9
	No Par Value	10
	No Par Value	11
	No Par Value	12
Canada – McCarthy Tetrault LLP, 745 Thurlow Street, Suite 2400, Vancouver, BC, V6E 0C5
Hourglass Cosmetics Canada Limited	No Par Value	7
Chile – Av. Las Condes 11.000 Piso 4-5, Vitacura
Unilever Chile Limitada		13
Chile – Av. de Las Condes, 11000 OF 501 A, Vitacura
Unilever Tea MSO Chile SpA	EUR 5000	1
China –3F No.66, Lin Xin Road, Changning District, Shanghai, 200335
Blueair Shanghai Sales Co. Limited	CNY1.00	1
China – 1st Floor, No. 78 Binhai 2nd Road, Hangzhou Bay, New District, Ningbo City, Zhejiang Province
Ningbo Hengjing Inspection Technology Co., Limited (67.71)	CNY1.00	1
China – Seaside Avenue, Cixi Economic and Technical Development Zone (Hangzhou Bay New Zone)
Qinyuan Group Co. Limited (67.71)	CNY1.00	1
China – Room 23, Hall 5, No. 38, Lane 168, Xing Fu Li Road, Fenjing Town, Jinsham District, Shanghai 201100
Shanghai Qinyuan Environment Protection Technology Co. Limited (67.71)	CNY1.00	1
China – No.33 North Fuquan Road, Shanghai, 200335
Unilever (China) Investing Company Limited	USD1.00	1
China – 88 Jinxiu Avenue, Hefei Economic and Technology Development Zone, Hefei, 230601
Unilever (China) Company Limited	USD1.00	1
Unilever Services (Hefei) Co. Limited	CNY1.00	1
China – No. 225 Jingyi Road, Tianjin Airport Economic Area, Tianjin
Unilever (Tianjin) Company Limited	USD1.00	1
China – 1068 Ting Wei Road, Jinshanzui Industrial Region, Jinshan District, Shanghai
Unilever Foods (China) Co. Limited	USD1.00	1
China – No. 166 Unilever Avenue West, Qinglong Town, Pengshan District, Meishan City, Sichuan province 620800
Unilever (Sichuan) Company Limited	USD1.00	1
China – No.16 Wanyuan Road, Beijing E&T Development, Beijing 100076
Walls (China) Co. Limited	USD1.00	1
China – 358, Ci Yi Road, Hangzhou Bay New Zone
Zhejiang Qinyuan Water Treatment Technology Co. Limited (67.71)	CNY1.00	1
China – Room 326, 3rd Floor, Xinmao Building, No.2 South Taizhong Road South, Shanghai Free Trade Zone
Unilever Trading (Shanghai) Co. Limited	CNY1.00	1
China – Floor 1, Building 2, No.33, North Fuquan Road, Shanghai, 200335
Shanghai CarverKorea Limited	USD1.00	1
China- Room 302, No. 3, Lane 168, Linhong Road, Changning District, Shanghai
ekaterra (Shanghai) Plant-based Company Limited	USD 2000000	1
China- Room 301, No. 3, Lane 168, Linhong Road, Changning District, Shanghai
ekaterra (Shanghai) Botanical Research & Development Company Limited	CNY 200000	1
China- 2F, No. 10, Lane 255, Xiaotang Road, Fengxian District, Shanghai
Paula's Choice (Shanghai) Trading Co. Limited	CNY10,000,000	8
	CNY10,000,000	9
China- Room 1436, No.1256\1258, Wanrong Road, Jing'an District, Shanghai
Paula's Choice (Shanghai) Technology Co. Limited	CNY20,000,000	8

Name of Undertaking	Nominal Value	Share Class Note
	CNY20,000,000	9
China- Zibian 2105, No.63, Mingzhu Avenue (North), Conghua District, Guangzhou City
Unilever (Guangzhou) Co. Limited	CNY1.00	1
China- 5/F, Qunjia Building 1, No. 366 Shengkang Road, Jiubao Sub-district, Shangcheng District, Hangzhou, Zhejiang Province
GoUni (Hangzhou) Trading Co., Limited	CNY20,000,000	1
Colombia – Av. El Dorado, No. 69B-45. Bogota Corporate Center Piso 7, Bogotá
Unilever Colombia SCC S.A.S.	COP100.00	1
Unilever Andina Colombia Limitada	COP100.00	1
Colombia – Carrera 11B # 99 - 25 Of 10-123 Bogota
ULeX Colombia S.A.S.	COP100.00	1
Costa Rica – De la intersección Cariari, 400 mts. Oeste y 800 mts al Norte, frente a sede Testigos de Jehová, Planta Industrial Lizano, Heredia, Belén, La Asunción de Belén
Unilever de Centroamerica S.A.	CRC1.00	1
Costa Rica – Provincia de Heredia, Cantón Belén, Distrito de la Asunción, de la intersección Cariari- Belén, 400 Mts. Oeste, 800 Mts., al Norte
UL Costa Rica SCC S.A.	CRC1.00	1
Cote D’Ivoire -01 BP 1751 Abidjan 01, Boulevard de Vridi
Unilever-Cote D’Ivoire (99.78)	XOF5,000.00	1
Cote D’Ivoire – Abidjan-Marcory, Boulevard Valery Giscard d’Estaing, Immeuble Plein Ciel,Business Center, 26 BP 1377, Abidjan 26
Unilever Afrique de l’Ouest	XOF10,000.00	1
Croatia – Strojarska cesta 20, 10000 Zagreb
Unilever Hrvatska d.o.o.	HRK1.00	1
Cuba – Zona Especial de Desarrollo Mariel, Provincia Artemisa
Unilever Suchel, S.A. (60)	USD1,000.00	1
Cyprus – Head Offices, 195C Old Road Nicosia Limassol, CY-2540 Idalion Industrial Zone – Nicosia
Unilever Tseriotis Cyprus Limited (84)	EUR1.00	1
Czech Republic – Voctářova 2497/18, 180 00 Praha 8
Unilever ČR, spol. s r.o.	CZK210,000.00	1
UNILEVER RETAIL ČR, spol. s r.o.	CZK100,000.00	1
Denmark – Ørestads Boulevard 73, 2300 København S
Unilever Danmark A/S	DKK1,000.00	1
Denmark – Petersmindevej 30, 5000 Odense C
Unilever Produktion ApS	DKK100.00	1
Djibouti-Haramous, BP 169
Unilever Djibouti FZCO Limited	USD20.00	1
Dominican Republic – Av. Winston Churchill, Torre Acropolis, Piso 16, Santo Domingo
Unilever Caribe, S.A.	DOP1,000.00	1
Ecuador – Km 25 Vía a Daule, Guayaquil
Unilever Andina Ecuador S.A.	USD1.00	1
Egypt – 5th Floor, North Tower, Galleria 40 Business Complex, Sheikh Zayed, 6th of October City, Giza
Unilever Mashreq for Manufacturing and Trading (SAE)	EGP10.00	1
Egypt – Public Free Zone, Alexandria
Unilever Mashreq International Company	USD1,000.00	5
Egypt – 14 May Bridge, Sidi Gaber, Smouha – Alexandria
Unilever Mashreq Trading LLC (60)	EGP1000.00	5
Commercial United for Import and Export LLC	EGP1000.00	1
Egypt – 15 Sphinx Square, El-Mohandsin, Giza
Unilever Mashreq for Import and Export LLC	EGP100.00	1
Egypt- Galleria 40 Business Complex, 5th and 6th Floors, Crazy Water Corridor, Sheikh Zayed City, Giza
Unilever Tea MSO Egypt	EGP 100	5
Egypt- Plot No.5, Block 11, Industrial Zone 1, New Borg El Arab City, Alexandria
Unilever Tea Manufacturing Egypt	EGP 100	5
El Salvador – Local 19 Nivel 19, Edificio Torre Futura, Calle El Mirador y 87 avenida norte, Colonia Escalón, San Salvador
Unilever El Salvador, SCC S.A. de C.V.	USD1.00	1
Unilever de Centro America S.A. de C.V.	USD11.00	1
England and Wales – Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
Accantia Group Holdings (unlimited company)	GBP0.01	1

178	Unilever Annual Report on Form 20-F 2021

Name of Undertaking	Nominal Value	Share Class Note
Alberto-Culver (Europe) Limited	GBP1.00	1
Alberto-Culver Group Limited	GBP1.00	1
Alberto-Culver UK Holdings Limited	GBP1.00	1
Alberto-Culver UK Products Limited	GBP1.00	1
	GBP5.00	14
Associated Enterprises Limited°	GBP1.00	1
BBG Investments (France) Limited	GBP1.00	1
Brooke Bond Assam Estates Limited	GBP1.00	1
Brooke Bond Group Limited°	GBP0.25	1
Brooke Bond South India Estates Limited°	GBP1.00	1
	GBP1.00	15
CPC (UK) Pension Trust Limited		16
Dollar Shave Club Limited	GBP1.00	1
Elida Beauty Limited	GBP1.00	1
GroNext Technologies Limited°	GBP1.00	1
Hourglass Cosmetics UK Limited	GBP1.00	1
Margarine Union (1930) Limited°	GBP1.00	1
	GBP1.00	18
	GBP1.00	68
	GBP1.00	69
MBUK Trading Limited	GBP1.00	1
Mixhold Investments Limited	GBP1.00	1
ND4A Limited	GBP1.00	1
Pukka Herbs Limited	GBP0.01	1
T2 Tea (UK) Limited	GBP1.00	1
TIGI Limited	GBP1.00	1
TIGI Holdings Limited	GBP1.00	1
Toni & Guy Products Limited°	GBP0.001	1
UAC International Limited	GBP1.00	1
UML Limited	GBP1.00	1
Unidis Forty Nine Limited	GBP1.00	1
Unilever Australia Investments Limited	GBP1.00	1
Unilever Australia Partnership Limited	GBP1.00	1
Unilever Australia Services Limited	GBP1.00	1
Unilever Company for Industrial Development Limited	GBP1.00	1
Unilever Company for Regional Marketing and Research Limited	GBP1.00	1
Unilever Corporate Holdings Limited°	GBP1.00	1
Unilever Employee Benefit Trustees Limited	GBP1.00	1
Unilever S.K. Holdings Limited	GBP1.00	1
Unilever Innovations Limited	GBP0.10	1
Unilever Overseas Holdings Limited°	GBP1.00	1
Unilever Superannuation Trustees Limited	GBP1.00	1
Unilever U.K. Central Resources Limited	GBP1.00	1
Unilever U.K. Holdings Limited°	GBP1.00	1
Unilever UK & CN Holdings Limited	GBP1.00	2
	GBP1.00	3
	GBP10.00	23
	GBP10.00	24
Unilever UK Group Limited	GBP1.00	2
	GBP1.00	3
	GBP1.00	21
Unilever US Investments Limited°	GBP1.00	1
United Holdings Limited°	GBP1.00	1
	GBP500.00	22
ekaterra Holdco UK Limited	GBP1.00	1
ekaterra Manufacturing UK Limited	GBP1.00	1
ekaterra Research and Development UK Limited	GBP1.00	1
ekaterra UK Limited	GBP1.00	1
England and Wales – Unilever House, Springfield Drive, Leatherhead, KT22 7GR
Alberto-Culver Company (U.K.) Limited	GBP1.00	1
TIGI International Limited	GBP1.00	1

Name of Undertaking	Nominal Value	Share Class Note
Unilever Pension Trust Limited	GBP1.00	1
Unilever UK Limited	GBP1.00	1
Unilever UK Pension Fund Trustees Limited	GBP1.00	1
USF Nominees Limited	GBP1.00	1
England and Wales – The Manser Building, Thorncroft Manor, Thorncroft Drive, Dorking, KT22 8JB
Dermalogica (UK) Limited	GBP1.00	1
England and Wales – 1st Floor, 16 Charles II Street, London, SW1Y 4QU
Twenty Nine Capital Partners Limited Partnership ∞ (80)		4
Unilever Ventures III Limited Partnership ∞ (86.25)		4
England and Wales – Union House, 182-194 Union Street, London, SE1 0LH
REN Skincare Limited	GBP1.00	1
REN Limited	GBP1.00	1
	GBP0.032	19
Murad Europe Limited	GBP1.00	1
England and Wales – 3 St James's Road, Kingston Upon Thames, Surrey, KT1 2BA
Nature Delivered Limited	GBP0.001	1
	GBP0.001	79
	GBP0.001	84
Marshfield Bakery Limited	GBP0.01	1
England and Wales – 1 More Place, London, SE1 2AF
Accantia Health and Beauty Limited (in liquidation)	GBP0.25	1
Unidis Sixty Four Limited (in liquidation)	GBP1.00	1
Unilever Bestfoods UK Limited (in liquidation)	GBP1.00	1
England and Wales – C/O TMF Group, 8th Floor, 20 Farringdon Street, London, EC4A 4AB
Unilever Ventures Limited	GBP1.00	1
England and Wales – Port Sunlight, Wirral, Merseyside, CH62 4ZD
Unilever Global IP Limited °	GBP1.00	1
England and Wales- Suite 1, 3rd Floor, 11-12 St. James` Square, London, SW1Y 4LB
Paula`s Choice UK Limited	USD1.00	1
Estonia – Kalmistu tee 28a, Tallinna linn, Harju maakond, 11216
Unilever Eesti AS	EUR6.30	1
Ethiopia – Bole Sub City, Kebele 03/05, Lidiya Building, Addis Ababa
Unilever Manufacturing PLC	ETB1,000.00	1
Finland – Post Box 254, 00101 Helsinki
Unilever Finland Oy	EUR16.82	1
Unilever Ingman Production Oy	EUR100.00	1
France – 20, rue des Deux Gares, 92500, Rueil-Malmaison
Bestfoods France Industries S.A.S. (99.99)	No Par Value	1
Cogesal-Miko S.A.S. (99.99)	No Par Value	1
ekaterra France	EUR1.00	1
Fralib Sourcing Unit S.A.S. (99.99)	No Par Value	1
Saphir S.A.S. (99.99)	EUR1.00	1
Tigi Services France S.A.S. (99.99)	No Par Value	1
U-Labs S.A.S. (99.99)	No Par Value	1
Unilever France S.A.S. (99.99)	No Par Value	1
Unilever France Holdings S.A.S. (99.99)	EUR1.00	1
Unilever France HPC Industries S.A.S. (99.99)	EUR1.00	1
Unilever Retail Operations France (99.99)	No Par Value	1
France – Parc Activillage des Fontaines – Bernin 38926 Crolles Cedex
Intuiskin S.A.S. (96.16)	EUR1.00	1
France – ZI de la Norge – Chevigny Saint-Sauveur, 21800 Quetigny
Amora Maille Societe Industrielle S.A.S. (99.99)	No Par Value	1
France – 42, rue Jean de La Fontaine , Paris, 75016
Laboratoire Garancia	EUR62.50	1
UPD EU	EUR1.00	1
Germany – Wiesenstraße 21. 40549 Düsseldorf
Dermalogica GmbH	EUR25,000.00	1
Germany – Spitaler Straße 16, 20095 Hamburg
ProCepta Service GmbH	EUR28,340.00	1
	EUR2.00	1

Unilever Annual Report on Form 20-F 2021	179

Name of Undertaking	Nominal Value	Share Class Note
	EUR2.00	1
	EUR2.00	1
	EUR2.00	1
Germany – Neue Burg 1, 20457 Hamburg
DU Gesellschaft für Arbeitnehmerüberlassung mbH (99.99)	DEM50,000.00	1
NU Business GmbH	EUR25,000.00	1
Unilever Deutschland GmbH	EUR90,000,000.00	1
	EUR2,000,000.00	1
	EUR1,000,000.00	1
	EUR 100.000,00	1
Unilever Deutschland Holding GmbH	EUR39,000.00	1
	EUR18,000.00	1
	EUR14,300.00	1
	EUR5.200.00	1
	EUR6,500.00	1
Unilever Deutschland Produktions GmbH & Co. OHG		4
Unilever Deutschland Produktions Verwaltungs GmbH	EUR179,000.00	1
Unilever Deutschland Supply Chain Services GmbH	EUR51,150.00	1
Dollar Shave Club GmbH	EUR25,000.00	1
ekaterra Germany GmbH	EUR1.00	1
T2 Germany GmbH	EUR1.00	1
Germany – Langnesestraße 1, 64646 Heppenheim
Maizena Grundstücksverwaltung GmbH & Co. OHG		4
Rizofoor Gesellschaft mit beschränkter Haftung	EUR15,350.00	1
	EUR138,150.00	1
Schafft GmbH	EUR63,920.00	1
	EUR100,000.00	1
UBG Vermietungs GmbH	EUR8,090,190.00	1
	EUR136.377,489.00	1
Unilever Deutschland Immobilien Leasing GmbH & Co. OHG		4
Germany – Rotebühlplatz 21, 70178 Stuttgart
TIGI Eurologistic GmbH	EUR100.00	1
	EUR24,900.00	1
TIGI Haircare GmbH	EUR25,600.00	1
Germany - Wiesenstr. 21, D-40549 Düsseldorf
Kate Somerville GmbH	EUR1.00	1
Living Proof GmbH	EUR1.00	1
Murad GmbH	EUR1.00	1
Ren GmbH	EUR1.00	1
Ghana – Swanmill, Kwame Nkrumah Avenue, Accra
Millers Swanzy (Ghana) Limited	GHC1.00	1
Ghana – Plot No. Ind/A/3A-4, Heavy Industrial Area, Tema, P O Box 721, Tema
Unilever Ghana PLC (74.50)	GHC0.0192	1
Unilever Tea Distribution Ghana Limited	GHS1.00	1
Ghana – Plot No. Ind/A/3A-4, P O Box 721, Tema
Unilever Oleo Ghana Limited	GHC2.50	1
Greece – Kymis ave & 10, Seneka str. GR-145 64 Kifissia
Elais Unilever Hellas SA	EUR10.00	1
Unilever Knorr SA	EUR10.00	1
Unilever Logistics SA	EUR10.00	1
Guatemala – Diagonal 6. 10-50 zona 10, Ciudad de Guatemala. Nivel 17 Torre Norte Ed. Interamericas World Financial Center
Unilever de Centroamerica S.A.	GTQ60.00	1
Haiti – 115, Rue Panamericaine, Estabissement Número 1, Petion Ville
Les Condiments Alimentaires, S.A. (61)	HTG1000.00	1
Honduras – Anillo Periférico 600 metros después de la colonia, Residencial, Las Uvas contigua acceso de residencial Roble Oeste, Tegucigalpa M.D.C.
Unilever de Centroamerica S.A.	HNL10.00	1
Hong Kong – Suite 1106-8, 11/F, Tai Yau Building, 181 Johnston Road, Wanchai

Name of Undertaking	Nominal Value	Share Class Note
Blueair Asia Limited	HKD0.10	1
Hong Kong – 6/F Alexandra House, 18 Charter Road, Central
T2 Hong Kong Limited	HKD1.00	1
Hong Kong – 6 Dai Fu Street, Tai Po Industrial Estate, N.T.
Unilever Hong Kong Limited	HKD0.10	1
Hong Kong – Suite 907, 9/F, Silvercord Tower 2, 30 Canton Road, Tsim Sha Tsui, Kowloon
Hourglass Cosmetics Hong Kong Limited	HKD 1.00	7
Hong Kong – Room 1808, 18/F, Tower II Admiralty Centre, 18 Harcourt Road, Admiralty
Hong Kong CarverKorea Limited	HKD1.00	7
Hong Kong – 14th Floor, One Taikoo Place, 979 King’s Road, Quarry Bay
UPD Hong Kong Limited	HKD100.00	1
Hong Kong – 14/F, One Taikoo Place, 979 King’s Road, Quarry Bay
Go-Uni Limited (67)	USD14,376,000.00	1
Hong Kong- Unit B, 17/F, United Centre, 95 Queensway, Admiralty
Paula's Choice Hong Kong Limited	HKD100.00	1
Paula's Choice Hong Kong Distribution Services Limited	HKD1,000.00	1
Hungary – 1138-Budapest, Váci út 121-127.
Unilever Magyarország Kft	HUF1.00	1
India – Unilever House, B. D. Sawant Marg, Chakala, Andheri (E), Mumbai 400 099
Daverashola Estates Private Limited (61.90)	INR10.00	1
Hindlever Trust Limited (61.90)	INR10.00	1
Hindustan Unilever Limited° (61.90)	INR1.00	1
Jamnagar Properties Private Limited (61.90)	INR10.00	1
Lakme Lever Private Limited (61.90)	INR10.00	1
Levers Associated Trust Limited (61.90)	INR10.00	1
Levindra Trust Limited (61.90)	INR10.00	1
Pond’s Exports Limited (61.90)	INR1.00	1
Unilever India Limited (61.90)	INR1.00	1
Unilever India Exports Limited (61.90)	INR10.00	1
Unilever Industries Private Limited°	INR10.00	1
Unilever Ventures India Advisory Private Limited	INR10.00	1
India – S-327, Greater Kailash – II, New Delhi – 110048, Delhi
Blueair India Private Limited	INR10. 00	1
India- 64 Main Road, Whitefield, Bangalore, Karnataka
Ekaterra Research and Development India Private Limited	INR10. 00	1
Ekaterra Service India Private Limited	INR10. 00	1
India- C/o.Vaish Associates, 106, Peninsula Centre, Dr S.S. Rao Road, Parel, Mumbai, Maharashtra, 400012
Jech India Private Limited	INR10. 00	1
Indonesia – Grha Unilever, Green Office Park Kav 3, Jalan BSD Boulevard Barat, BSD City, Tangerang, 15345
PT Unilever Indonesia Tbk (84.99)	IDR2.00	1
PT Unilever Enterprises Indonesia (99.99)	IDR1,000.00	1
PT Unilever Trading Indonesia	IDR1,003,875.00	1
Indonesia – Gedung Pasaraya Blok M Gedung B Lantai 6 dan 7 Jalan Iskandarsyah II no. 2, DKI Jakarta
PT Gerai Cepat Untung (75)	IDR100,000.00	1
Indonesia – KEK Sei Mangkei, Nagori Sei Mangkei, Kecamatan Bosar Maligas, Kabupaten Simalungun 21183, Sumatera Utara
PT Unilever Oleochemical Indonesia	IDR1,000,000.00	1
Iran – No. 23, Corner of 3rd Street, Zagros Street, Argentina Square, Tehran
Unilever Iran (Private Joint Stock Company)	IRR1,000,000.00	1
Ireland – 20 Riverwalk, National Digital Park, Citywest Business Campus, Dublin 24
Lipton Soft Drinks (Ireland) Limited	EUR1.26	1
Unilever Ireland (Holdings) Limited	EUR1.26	1
Unilever Ireland Limited	EUR1.26	1
Ireland- 2nd Floor, Palmerston House, Denzille Lane, Dublin, D02 WD37
ekaterra Ireland Limited	EUR1.00	1
Isle of Man – Bridge Chambers, West Quay, Ramsey, Isle of Man, IM8 1DL
Rational International Enterprises Limited	USD1.00	1
Israel – 3 Gilboa St., Airport City, Ben Gurion Airport
Beigel & Beigel Mazon (1985) Limited	ILS1.00	1

180	Unilever Annual Report on Form 20-F 2021

Name of Undertaking	Nominal Value	Share Class Note
Israel – 52 Julius Simon Street, Haifa, 3296279
Bestfoods TAMI Holdings Ltd	ILS0.001	1
Israel Vegetable Oil Company Ltd	ILS0.0001	1
Unilever Israel Foods Ltd	ILS0.10	35
	ILS0.10	79
	ILS0.10	17
	ILS0.0002	25
Unilever Israel Home and Personal Care Limited	ILS1.00	1
Unilever Israel Marketing Ltd	ILS0.0001	1
Unilever Shefa Israel Ltd	ILS1.00	1
Israel – Haharoshet 1, PO Box 2288, Akko, 2451704
Glidat Strauss Limited	ILS1.00	30
	ILS1.00	1
	ILS1.00	31
Italy – Piazza Paleocapa 1/D, 10100, Torino
Gromart S.R.L.	EUR1,815,800.00	1
Italy – Via Crea 10, 10095, Grugliasco
G.L.L. S.R.L. (51)	EUR1.00	1
Italy - Via Tortona 25, cap 20144 – Milano
Intuiskin S.R.L. (95.81)	EUR10,000.00	1
Italy – Viale Sarca 235, 20126 Milan
Unilever Italia Administrative Services S.R.L.	EUR70,000.00	1
Italy – Via Paolo di Dono 3/A 00142 Roma
Unilever Italia Logistics S.R.L.	EUR600,000.00	1
Unilever Italia Manufacturing S.R.L.	EUR10,000,000.00	1
Unilever Italia Mkt Operations S.R.L.	EUR25,000,000.00	1
Unilever Italy Holdings S.R.L.	EUR1,000.00	1
ekaterra Italy S.r.l.	EUR500,000.00	5
Italy – Via Plava, 74 10135 Torino
Equilibra S.R.L. (75)	EUR1.00	1
Armores Srl (75)	EUR1.00	1
Italy- Via Bernardino Drovetti 16, 10138 Torino
Syrio Srl (75)	EUR1.00	1
Italy - Via Quercette, n.a. 81016, San Potito Sannitico (CE)
P2P S.r.l (50)	EUR1.00	1
Italy – Business Center Monte Napoleone, Via Monte Napoleone 8, 20121 – Milano
UPD Italia S.r.l.	EUR10,000.00	5
Japan – 2-1-1, Kamimeguro, Meguro-ku, Tokyo 153-8578
Unilever Japan Customer Marketing K.K.	JPY100,000,001.00	1
Unilever Japan Holdings G.K.	JPY10,000,000.00	1
Unilever Japan K.K.	JPY100,000,001.00	1
Unilever Japan Service K.K.	JPY50,000,000.00	1
ekaterra Japan Service K.K.	JPY1.00	1
ekaterra Japan K.K.	JPY1.00	1
Japan - 1-8-1 Shinjuku, Shinjuku-ku, Tokyo
Rafra Japan K.K. (70)	JPY20,000,000.00	7
Japan -Marnouchi Trust Tower 20F, 1-8-3, Marunouchi, Chiyoda-ku, Tokyo
UPD Japan K.K.	JPY109,850.00
Jersey – 13 Castle Street, St Helier, Jersey, JE4 5UT
Unilever Chile Investments Limited	GBP1.00	1
Jordan – Ground floor- Office No.1, GH24 Building, Business Park, Development Zone, Amman
Unilever Jordan for Marketing Services	JOD1000.00	1
Jordan – King Hussein Business Park, Building No. 24, ground floor, Amman
Unilever Jordan LLC	JOD1000.00	1
Kazakhstan – Raimbek, Avenue 160 A, Office 401, Almaty
Unilever Kazakhstan LLP		4
Kenya – Head Office, Kericho-Nakuru Road, P.O. BOX 20, 20200, Kericho
Brooke Bond Mombasa Limited (99.99)	KES1.00	1
Mabroukie Tea & Coffee Estates Limited	KES1.00	1
Limuru Tea PLC (51.99)	KES10.00	1
Ngoina Tea Estate Limited	KES1.00	1
Unilever Tea Kenya PLC (98.30)	KES1.00	1

Name of Undertaking	Nominal Value	Share Class Note
Kenya – Commercial Street, Industrial Area, P.O. BOX 30062-00100, Nairobi
Unilever Kenya Limited°	KES20.00	1
Kenya- Dedan Kimathi Avenue, Imaara Building Mombasa, P.O Box 83067, Mombasa G.P.O
Unilever Tea MSO Kenya Limited	KES100.00	1
Korea – 443 Taeheran-ro, Samsung-dong, Kangnam-gu, Seoul
Unilever Korea Chusik Hoesa	KRW10,000.00	1
Korea – 81, Tojeong 31-gil, Mapo-gu, Seoul
CARVERKOREA Co., Limited (97.47)	KRW500.00	7
Korea- #313,314, 3rd Floor, 48, Achasan-ro 17-gil, Seongdong-gu, Seoul
Paula's Choice Korea, Limited	KRW 500,000,000	8
	KRW 500,000,000	9
Laos – Viengvang Tower, 4th Floor, Room no. 402A, Boulichan Road, Dongpalan Thong Village, Sisattanak District, Vientiane Capital
Unilever Services (Lao) Sole Co. Limited	LAK80,000.00	1
Latvia – Kronvalda bulvāris 3-10, Rīga, LV-1010
Unilever Baltic LLC	EUR1.00	1
Lebanon – Sin El Fil, Zakher Building, Floor 4, Beirut
Unilever Levant s.a.r.l.	LBP1,000,000.00	1
Lithuania – Skuodo st. 28, Mazeikiai, LT-89100
UAB Unilever Lietuva distribucija	EUR3,620.25	1
UAB Unilever Lietuva ledu gamyba	EUR3,620.25	1
Malawi – Room 33, Gateway Mall, Area 47, Lilongwe Malawi
Unilever South East Africa (Private) Limited	MWK2.00	1
Malaysia – Level 34, Menara TM, Jalan Pantai Baru, 59200 Kuala Lumpur
Unilever (Malaysia) Holdings Sdn. Bhd.	No Par Value	1
Unilever (Malaysia) Services Sdn. Bhd.	No Par Value	1
Unilever Foods (Malaysia) Sdn. Bhd.	No Par Value	1
Unilever Malaysia Aviance Sdn. Bhd.	No Par Value	1
ekaterra Malaysia Sdn. Bhd.	MYR1,000,000.00	1
Mexico – Av. Tepalcapa No.2, Col. Rancho Santo Domingo, C.P. 54900 Tultitlán, Estado de México
Unilever de Mexico S.de R.L. de C.V.		4
Unilever Holding Mexico S.de R.L. de C.V.		4
Unilever Manufacturera S.de R.L. de C.V.		4
Servicios Professionales Unilever S.de R.L. de C.V.		4
Unilever Mexicana S.de R.L. de C.V.		4
Unilever Real Estate Mexico S.de R.L. de C.V.		4
Unilever Servicios de Promotoria, S.de R.L. de C.V.		4
Moldova – 6A Uzinelor Street, Kishinev, MD -2023
Betty Ice Moldova S.R.L.	MDL7,809,036.00	1
Morocco – Km 10, Route Cotiere, Ain Sebaa, Casablanca
Unilever Maghreb S.A.	MAD100.00	1
Mozambique – Avenida 24 de Julho, Edifício 24, nº 1097, 4º andar, Maputo
Unilever Mocambique Limitada	USD0.01	1
Myanmar – No (40,41,47), Min Thate Hti Kyaw Swar Street, 39 Ward, Shwe Pyi Thar Industrial Zone (2), Shwe Pyi Thar Township, Yangon
Unilever (Myanmar) Limited	MMK8,200.00	1
Myanmar – No (196), West Shwe Gone Dine 5th Street, Bahan Township, Yangon
Unilever (Myanmar) Services Limited	USD10.00	1
Myanmar – Lot No. 28,30,31, Hlaing Thar Yar Industrial Zone (3), Hlaing Thar Yar Township, Yangon
Unilever EAC Myanmar Company Limited (60)	MMK1,000,000.00	1
Nepal – Basamadi, Hetanda – 3, Makwanpur
Unilever Nepal Limited (53.75)	NPR100.00	1
Netherlands – Weena 455, 3013 AL Rotterdam
Alberto-Culver Netherlands B.V.	EUR1.00	2
	EUR1.00	3
Argentina Investments B.V.	EUR454.00	1
BFO Holdings B.V.	EUR1.00	1
BFO TWO B.V.	EUR1.00	1
Brazinvest B.V.	EUR1.00	1

Unilever Annual Report on Form 20-F 2021	181

Name of Undertaking	Nominal Value	Share Class Note
Chico-invest B.V.	EUR455.00	1
Doma B.V.	NLG1,000.00	1
ekaterra B.V.	EUR1.00	1
ekaterra Export B.V.	EUR1.00	1
ekaterra Global Operations B.V.	EUR1.00	1
ekaterra Group Holdings B.V.	EUR1.00	1
ekaterra Group Holdings 2 B.V.	EUR1.00	1
ekaterra Group Holdings 3 B.V.	EUR1.00	1
ekaterra Group IP Holdings B.V.	EUR1.00	1
ekaterra Group Finance B.V.	EUR1.00	1
ekaterra Netherlands B.V.	EUR1.00	1
Handelmaatschappij Noorda B.V.	NLG1,000.00	1
Hourglass Cosmetics Europe B.V.	EUR1.00	1
Unilever Foods & Refreshments Global B.V.	EUR453.78	1
Itaho B.V.	EUR1.00	1
Lipoma B.V.	NLG1,000.00	1
Marga B.V.	EUR1.00	1
Mavibel (Maatschappij voor Internationale Beleggingen) B.V.	EUR1.00	1
Mexinvest B.V.	EUR1.00	1
Mixhold B.V.°	EUR1.00	2
	EUR1.00	3
	EUR1.00	26
N.V. Elma	NLG1,000.00	1
	NLG1,000.00	27
New Asia B.V.	EUR1.00	1
Nommexar B.V.	EUR1.00	1
Ortiz Finance B.V.	NLG100.00	1
Pabulum B.V.	NLG1,000.00	1
Rizofoor B.V.	NLG1,000.00	1
Rolf von den Baumen’s Vetsmelterij B.V.	EUR454.00	1
Rolon B.V.	NLG1,000.00	1
Saponia B.V.	NLG1,000.00	1
ThaiB1 B.V.	NLG1,000.00	1
ThaiB2 B.V.	NLG1,000.00	1
Unilever Administration Centre B.V.	EUR1.00	1
Unilever Alser B.V.	EUR1.00	1
Unilever Berran B.V.	EUR1.00	1
Unilever Canada Investments B.V.	EUR1.00	1
Unilever Caribbean Holdings B.V.	EUR1,800.00	1
Unilever Employee Benefits Management B.V.	NLG1,000.00	1
Unilever Employment Services B.V.	NLG1,000.00	1
Unilever Europe B.V.	EUR1.00	1
Unilever Europe Business Center B.V.	EUR454.00	1
Unilever Finance International B.V.	EUR1.00	1
Unilever Finance Netherlands B.V.[o]	EUR1.00	1
FoodServiceHub B.V.	EUR1.00	1
Unilever Global Services B.V.	EUR1.00	1
Unilever Holdings B.V.	EUR454.00	1
Unilever Home & Personal Care Nederland B.V.	EUR100.00	1
Unilever IP Holdings B.V.	EUR1.00	1
Unilever Indonesia Holding B.V.	EUR1.00	1
Unilever Insurances N.V.	EUR454.00	1
Unilever International Holdings B.V. °	EUR1.00	1
Unilever International Holding B.V.	EUR1.00	1
Unilever International Holdings N.V.	EUR1.00	1
Unilever Netherlands Retail Operations B.V.	EUR1.00	1
Unilever Nederland Holdings B.V.	EUR454.00	1
Unilever Nederland Services B.V.	EUR460.00	1
Unilever PL Netherlands B.V.	EUR1.00	1
Unilever Pilot B.V.	EUR1.00	1
Unilever Turkey Holdings B.V.	EUR1.00	1
Unilever US Investments B.V.°	EUR1.00	1
Unilever Ventures Holdings B.V.	EUR453.79	1

Name of Undertaking	Nominal Value	Share Class Note
Unilever UK Holdings B.V.	EUR1.00	1
Univest Company B.V.	EUR1.00	1
UNUS Holding B.V.	EUR0.10	2
	EUR0.10	3
	Non-voting†
Verenigde Zeepfabrieken B.V.	NLG1,000.00	1
Wemado B.V.	NLG1,000.00	1
Netherlands – Hofplein 19 3032 AC Rotterdam
Lever Faberge Europe-Sourcing Unit Vlaardingen B.V.	NLG1,000.00	1
Tessa B.V.	EUR1.00	1
Unilever Nederland B.V.	EUR454.00	1
Unilever Nederland Foods Factories B.V.	EUR46.00	1
Netherlands – Valkweg 2 7447JL Hellendoorn
Ben en Jerry’s Hellendoorn B.V.	EUR453.78	1
Netherlands – Markhek 5, 4824 AV Breda
De Korte Weg B.V.	EUR1.00	1
	EUR1.00	26
Netherlands – Bronland 14, 6708 WH Wageningen
Unilever Innovation Centre Wageningen B.V.	EUR460.00	1
Netherlands- Grote Koppel 7, 3813 AA Amsersfoort
Paula's Choice Europe B.V.	EUR1.00	1
Netherlands – Unilever House, 100 Victoria Embankment, London, EC4Y 0DY (Registered Seat: Rotterdam)
Unilever Overseas Holdings B.V.	NLG1,000.00	1
Unilever UK Holdings N.V.[o]	EUR1.00	1
New Zealand – Level 4, 103 Carlton Gore Rd, Newmarket, Auckland 1023
Ben & Jerry’s Franchising New Zealand Limited	No Par Value	1
T2 NZ Limited	NZD1.00	1
Unilever New Zealand Limited	NZD2.00	1
Nicaragua – Km 11.5, Carretera Vieja a León, 800 Mts Norte, 100 Mts Este, 300 Mts Norte, Managua
Unilever de Centroamerica S.A.	NIC50.00	1
Niger – BP 10272 Niamey
Unilever Niger S.A. (88.42)	XOF10,000.00	1
Nigeria – 1 Billings Way, Oregun, Ikeja, Lagos
Unilever Nigeria Plc (76.41)	NGN0.50	1
West Africa Popular Foods Nigeria Limited (51)	NGN1.00	1
Unilever Tea MSO Nigeria Limited	NGN1.00	1
Norway – Martin Linges vei 25, Postbox 1, 1331 Fornebu
Unilever Norge AS	NOK100.00	1
Pakistan – Avari Plaza, Fatima Jinnah Road, Karachi – 75530
Unilever Pakistan Foods Limited (76.57)	PKR10.00	1
Unilever Pakistan Limited (99.29)	PKR50.00	1
(71.78)	PKR100.00	14
Unilever Tea Pakistan Limited (99.98)	PKR10.00	1
Delivery Hub (Private) Limited (64.13)	PKR10.00	1
Palestine – Ersal St. Awad Center P.O. Box 3801 Al-Beireh, Ramallah
Unilever Market Development Company (in liquidation)	ILS1.00	1
Panama – Punta Pacífica, Calle Isaac Hanoro Missri, P.H. Torre de las Américas, Torre C, Oficina 32, corregimiento de San Francisco, Distrito y Provincia de Panamá
Unilever Regional Services Panama S.A.	USD1.00	1
Panama – Calle Isaac Honoro, Torre de las Americas, torre C, piso 32, corregimiento de San Francisco, distrito y provincia de Panamá
Unilever de Centroamerica S.A.	No Par Value	1
Paraguay – 4544 Roque Centurión Miranda N° 1635 casi San Martin. Edificio Aymac II, Asunción
Unilever de Paraguay S.A.	PYG1,000,000.00	1
Peru – Av. Paseo de la Republica 5895 OF. 401, Miraflores, Lima 18
Unilever Andina Perú S.A.	PEN1.00	1
Unilever Tea Distribution Peru S.A.	PEN1.00	1
Philippines – Linares Road, Gateway Business Park, Gen. Trias, Cavite
Metrolab Industries, Inc.	PHP1.00	7
	PHP10.00	14
Philippines – 7th Floor, Bonifacio Stopover Corporate Center, 31st Street corner 2nd Avenue, Bonifacio Global City, Taguig City

182	Unilever Annual Report on Form 20-F 2021

Name of Undertaking	Nominal Value	Share Class Note
Unilever Philippines, Inc.	PHP50.00	7
Philippines – 11th Avenue corner 39th Street, Bonifacio Triangle, Bonifacio Global City, Taguig City
Universal Philippines Body Care, Inc	PHP100.00	7
Philippines – Manggahan Light Industrial Compound, A. Rodriguez Avenue, Bo. Manggahan, Pasig City
Unilever RFM Ice Cream, Inc. (50)	PHP1.00	29
Philippines – Four/Neo, 12th Floor, Fourth Avenue, Bonifacio Global City, Barangay Fort Bonifacio, Taguig 1634, Metro Manila
Gronext Technologies Phils., Inc.	PHP1.00	1
Poland – Jerozolimskie 134, 02-305, Warszawa
Unilever Polska Sp. z o.o.	PLN50.00	1
Unilever Poland Services Sp. z o.o.	PLN50.00	1
Unilever Polska S.A.	PLN10.00	1
Unilever Tea Manufacturing Poland Sp. z o.o.	PLN50.00	1
Unilever Tea MSO Poland Sp. z o.o.	PLN50.00	1
Unilever Tea Service Co Poland Sp. z o.o.	PLN50.00	1
Puerto Rico – Professional Services Park 997, San Roberto St., Suite 7, San Juan
Unilever de Puerto Rico, Inc°	USD100.00	1
Romania – Ploiesti, 291 Republicii Avenue, Prahova County
Unilever Romania S.A. (99)	ROL0.10	1
Unilever South Central Europe S.A.	ROL260.50	1
Romania – 121 Cernăuţi Street, Suceava 720089
Betty Ice SRL	RON10.00	1
Romania – 9-9A Dimitrie Pompei Blvd, Iride Business Park Buildings 5 and 6, 2nd District, Bucuresti
Good People SA (75)	RON10.00	1
Russia – 644031, 205, 10 let Oktyabrya, Omsk
Inmarko-Trade LLC	RUB 1,000,000.00	13
Russia – 123022, Floor 7, Premise 19, Room 36, 13, Sergeya Makeeva Street, Moscow
Unilever Rus LLC	RUB 28,847,390, 269.19	13
OOO Unilever Tea LLC	RUB 4,500,000.00	1
Russia – Tula region, Leninsky district, Ilyinskoye rural settlement, Varvarovka village, Varvarovsky pass, Building 15-F, Room 406, Floor 3
Gourmand LLC	RUB10,000.00	4
Rwanda – Sanlam Towers, P.O.Box 973, Kigali
Unilever Rwanda Limited	RWF 1,000	1
Rwanda – Nyarugenge, Nyarungenge, Umujyi wa Kigali, Rwanda, P.O. BOX 6428 Kigali
Unilever Tea Rwanda Limited	RWF1000.00	1
Saudi Arabia – P.O. Box 5694, Jeddah 21432
Binzagr Unilever LimitedX (49)	SAR1,000.00	1
Serbia – Belgrade, Serbia, Omladinskih brigada 90b – Novi Beograd
Unilever Beograd d.o.o.		13
Singapore – 18 Nepal Park, 139407
Unilever Asia Private Limited	No Par Value	1
Unilever Singapore Pte. Limited	No Par Value	1
UPD Singapore Pte. Limited	No Par Value	1
Gronext Technologies Pte. Ltd.	No Par Value	1
T2 Singapore Pte. Limited	No Par Value	1
Slovakia – Karadzicova 10, 821 08 Bratislava
Unilever Slovensko, spol. s. r.o.	EUR1.00	1
South Africa -15 Nollsworth Crescent, Nollsworth Park, La Lucia Ridge Office Estate, La Lucia, 4051
Nollsworth Park Properties (Pty) Limited (in liquidation)	ZAR2.00	1
Unilever Market Development (Pty) Limited	ZAR1.00	1
Unilever South Africa (Pty) Limited	ZAR2.00	1
Unilever South Africa Holdings (Pty) Limited	ZAR1.00	1
	ZAR1.00	2
	ZAR1.00	3
Tea Manufacturing South Africa (Pty) Limited	No Par Value	1
Tea MSO South Africa (Pty) Limited	No Par Value	1
South Africa – 4 Merchant Place, CNR Fredman Drive and Rivonia Road Sandton, 2196

Name of Undertaking	Nominal Value	Share Class Note
Aconcagua 14 Investments (RF) (Pty) Limited	ZAR1.00	1
South Korea- 443 Taeheran-ro, Samsung-dong, Kangnam-gu, Seoul
Unilever Tea Distribution Korea Co., Limited	KRW 10000.00	1
Spain – PA / Reding, 43, Izda 1, 29016 Malaga
Intuiskin S.L.U. (95.81)	EUR1.00	1
Spain – C/ Tecnología 19, 08840 Viladecans
Unilever Espana S.A.	EUR48.00	1
Unilever Services Espana S.A.	EUR60.00	1
Spain – C/ Felipe del Río, 14 – 48940 Leioa
Unilever Foods Industrial Espana, S.L.U.	EUR600.00	1
Sri Lanka – 258 M Vincent Perera Mawatha, Colombo 14
Brooke Bond Ceylon (Private) Limited	LKR10.00	1
Ceytea (Private) Limited	LKR10.00	1
Lever Brothers (Exports and Marketing) (Private) Limited°	LKR2.00	1
Maddema Trading Company (Private) Limited	LKR10.00	1
Premium Exports Ceylon (Private) Limited	LKR10.00	1
R.O. Mennell & Co. (Ceylon) (Private) Limited	LKR10.00	1
Unilever Ceylon Services (Private) Limited	LKR10.00	1
Unilever Lipton Ceylon Limited	LKR10.00	1
Unilever Sri Lanka Limited°	LKR10.00	1
Unilever Tea MSO Ceylon (Private) Limited	LKR10.00	1
Sudan – Property no. 125, block 2, Industrial Area, Kafuri District, Bahri, Kafori
Unilever Sudanese Investment Company	SDG10,000.00	1
Sweden – Box 1056, Svetsarevägen 15, 171 22, Solna Stockholm
Alberto Culver AB	SEK100.00	1
Unilever Holding AB	SEK100.00	1
Unilever Produktion AB	SEK50.00	1
Unilever Sverige AB	SEK100.00	1
Sweden – Karlavagen 108, 115 26 Stockholm
Blueair AB	SEK100.00	1
Sweden – Karlavagen 108, 115 26, Stockholm
Jonborsten AB	SEK1.00	1
Sweden – Nordenskioldgatan 19, 413 09 Goteborg
Nature Delivered Sweden AB	SEK1.00	1
Sweden- Östra Varvsgatan 4, Malmö, 211 75
ekaterra Tea Sweden AB	SEK1.00	1
Switzerland – Bahnhofstrasse 19, CH 8240 Thayngen
Knorr-Nährmittel Aktiengesellschaft	CHF1,000.00	1
Unilever Schweiz GmbH	CHF100,000.00	1
ekaterra Switzerland AG	CHF1.00	1
Switzerland – Spitalstrasse 5, 8200, Schaffhausen
Helmsman Capital AG	CHF1,000.00	1
Unilever Supply Chain Company AG	CHF1,000.00	1
Unilever ASCC AG	CHF1,000.00	1
Unilever Finance International AG	CHF1,000.00	1
Unilever Business and Marketing Support AG	CHF1,000.00	1
Unilever Overseas Holdings AG	CHF1,000.00	1
Unilever Schaffhausen Service AG	CHF1,000.00	1
Unilever Swiss Holdings AG	CHF1,000.00	1
Switzerland – Hinterbergstr. 30, CH-6312 Steinhausen
Oswald Nahrungsmittel GmbH	CHF800,000.00	1
Taiwan – 3F, No. 550, Sec. 4, Zhongxiao East Rd., Xinyi District, Taipei City
Unilever Taiwan Limited (99.92)	TWD10.00	1
Unilever Tea Distribution Taiwan Limited	TWD10.00	1
Taiwan- 8F., No.186, Sec.1, Zhangmei Rd., Changhua City 500, Taipei (R.O.C.)
Paula's Choice Taiwan Co., Limited	NTD10.00	1
Tanzania – Plot No.4A, Pugu Road, Dar Es Salaam
Unilever Tanzania Limited	TZS20.00	1
Tanzania – P.O. Box 40, Mufindi, Iringa, 6423
Unilever Tea Tanzania Limited	TZS20.00	1
Thailand – 161 Rama 9 Road, Huay Kwang, Bangkok 10310
Unilever Thai Holdings Limited	THB100.00	1

Unilever Annual Report on Form 20-F 2021	183

Name of Undertaking	Nominal Value	Share Class Note
Unilever Thai Services Limited	THB100.00	1
Unilever Thai Trading Limited	THB100.00	1
Thailand – 12 A Floor Unit B1-B2, Office No. 1225, Siam Piwat Tower, 989 Rama I Road, Pathumwan, Bangkok 10330
UPD (Thailand) Co., Limited	THB100.00	1
Trinidad & Tobago – Eastern Main Road, Champs Fleurs
Unilever Caribbean Limited (50.01)	TTD1.00	1
Tunisia – Z.I. Voie Z4-2014 Mégrine Erriadh – Tunis
Unilever Tunisia S.A. (97.44)	TND6.00	1
Unilever Maghreb Export S.A.	TND5.00	1
Tunisia – Z.I. Voie Z4, Megrine Riadh, Tunis, 2014
UTIC Distribution S.A.X (49)	TND10.00	1
Turkey – Saray Mahallesi Dr. Adnan Büyükdeniz Cad. No.13 34768 Ümraniye – İstanbul
Unilever Gida Sanayi ve Ticaret AŞo (99.98)	TRY0.01	1
Unilever Sanayi Ve Ticaret Türk Aşo (99.98)	TRY0.01	1
Besan Besin Sanayi ve Ticaret AŞ (99.99)	TRY0.01	1
Dosan Konserve Sanayi ve Ticaret AŞ (99.64)	TRY0.01	1
Unilever Hizli Tuketim Urunleri Satis Pazarlama ve Ticaret Anonim Sirketi	TRY0.01	1
Unilever Tea Gıda Satış ve Pazarlama Anonim Şirketi	TRY1.00	1
Turkey – İçerenköy Mahallesi, Topçu İbrahim Sokak, Quick Tower Sitesi, No:8-10D, Ataşehir, İstanbul
Gronext Teknoloji Bilişim Ticaret A.Ş.	TRY1.00	1
Uganda – Plot 10/12 Nyondo Close, Industrial Area, P.O. Box 3515 Kampala
Unilever Uganda Limited	UGX20.00	1
Ukraine – 04119, 27-T, Letter A, Dehtyarivska Str., Kyiv
Pallada Ukraine LLC (in liquidation)	UAH 335,010,360.00	13
Unilever Ukraine LLC	UAH 1,151,329,851	13
Ukraine- 141 C Sviato-Pokrovska Str., Urban Type Village Hostomel, Irpin City, Kyiv, 08290
Unilever Tea Ukraine LLC	UAH 1,600,000.00	1
United Arab Emirates – PO Box 17053, Jebel Ali, Dubai
Severn Gulf FZCOX (50)	AED100,000.00	1
Unilever Gulf FZE	AED1,000,000.00	1
United Arab Emirates –Plot number MO0401, PO box 17055, JAFZA
Unilever Binzagr Gulf General Trading LLCX (50)	AED1,000.00	1
Unilever General Trading LLC	AED1,000.00	1
United Arab Emirates – Warehouse No. 1.2, Dubai Industrial Park – Seeh Shwaib 2
Unilever Home & Personal Care Products Manufacturing LLCX (49)	AED1,000.00	1
United Arab Emirates- MO0401, Jebel Ali Free Zone, Dubai
Unilever Tea Gulf FZE	AED1.00	1
Unilever Tea Procurement FZE	AED1.00	1
United States – 700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
Alberto-Culver Company	No Par Value	1
Alberto-Culver International, Inc.	USD1.00	1
Alberto-Culver (P.R.), Inc. (in liquidation)	No Par Value	1
Alberto-Culver USA, Inc.	No Par Value	1
Ben & Jerry’s Franchising, Inc.	USD1.00	7
Ben & Jerry’s Gift Card, LLC		13
Ben & Jerry’s Homemade, Inc.	USD0.01	7
Chesebrough-Pond’s Manufacturing Company (in liquidation)	No Par Value	1
Conopco, Inc.	USD1.00	7
Dermalogica, LLC		13
Kate Somerville Holdings, LLC		13
Kate Somerville Skincare LLC		13
The Laundress, LLC		13

Name of Undertaking	Nominal Value	Share Class Note
Lipton Industries, Inc.	USD1.00	1
Murad LLC		13
Pantresse, Inc.	USD120.00	1
REN USA Inc.	No Par Value	7
Skin Health Experts, LLC		13
Kensington & Sons, LLC	No Par Value	13
St. Ives Laboratories, Inc	USD0.01	1
Kirei Intermediate Holdings, LLC		13
TIGI Linea Corp	No Par Value	1
Unilever AC Canada Holding, Inc	USD10.00	1
Unilever Bestfoods (Holdings) LLC		13
Unilever Capital Corporation	USD1.00	1
Unilever Illinois Manufacturing, LLC		13
Unilever Manufacturing (US), Inc.	USD1.00	1
Unilever Trumbull Holdings, Inc.	USD1.00	7
Unilever Trumbull Research Services, Inc.	USD1.00	1
	USD1.00	34
Unilever United States Foundation, Inc.		13
Unilever United States, Inc.	USD0.3333	7
Unilever Ventures Advisory LLC		13
United States – 125 S Clark, Suite 2000, Chicago, IL 60603
Blueair Inc.	No Par Value	1
United States – 233 Bleecker Street, New York, 10014
Carapina LLC (in liquidation)		13
Grom Columbus LLC (in liquidation)		13
Grom Malibu LLC (in liquidation)		13
Grom USA LLC (in liquidation)		13
Hollywood LLC (in liquidation)		13
Spatula LLC (in liquidation)		13
United States – 60 Lake Street, Suite 3N, Burlington, VT 05401
Seventh Generation Canada, Inc.	No Par Value	7
Seventh Generation, Inc.	USD0.001	7
United States – 13335 Maxella Ave. Marina del Rey, CA 90292
Dollar Shave Club, Inc.	USD0.001	13
Personal Care Marketing & Research Inc	USD 1.00	7
United States – 2711 Centerville Road, Suite 400, Wilmington, Delaware
Grom Franchising LLC (In Liquidation)		13
United States – 55 East 59th Street, New York, 10022
Intuiskin Inc (95.81)	No Par Value	1
United States – CTC 1209 Orange Street Wilmington, DE19801
Living Proof, Inc.	USD0.01	1
Nature Delivered, Inc.	USD0.01	7
T2 US LLC	USD0.00	13
Unilever Tea HoldCo USA Inc.	USD0.01	1
ekaterra HoldCo 2 USA Inc.	USD0.01	1
Unilever Tea Manufacturing USA LLC	USD 1.00	13
Unilever Tea MSO USA LLC	USD 1.00	13
United States – 1241 Electric Avenue, Venice CA 90291
Kingdom Animalia, LLC		13
United States – 2711 Centreville Road, Suite 400, Wilmington, New Castle County, Delaware 19808
Pukka Herbs Inc	USD0.001	1
United States – 11 Ranick Drive South, Amityville, NY 11701
BC Cadence Holdings, Inc.	USD0.01	7
Sundial Brands LLC	No Par Value	66
Madam C.J. Walker Enterprises, LLC		13
Nyakio LLC		13
United States – 1169 Gorgas Avenue, Suite A, San Francisco CA 94129
Olly Public Benefit Corporation	USD0.00001	7
United States – 208 Utah Street, Suite 300, San Francisco, CA, 94103
Tatcha, LLC		13

184	Unilever Annual Report on Form 20-F 2021

Name of Undertaking	Nominal Value	Share Class Note
United States – 127 Nevada Street, El Segundo, CA 90245
The LIV Group, Inc.	No Par Value	13
United States – 1209 Orange Street, Wilmington, DE 19801
Unilever North America Supply Chain Company, LLC		13
United States – 4056 Del Rey Avenue, Marina Del Rey, CA 90292
SmartyPants, Inc.	USD0.00001	7
United States- 705 5th Avenue, #200, Seattle, WA 98104
Beautypedia, LLC		13
Paula's Choice, Inc.	USD0.001	7
	USD0.001	22
Paula's Choice Acquisitionco, Inc.	USD0.001	7
Paula's Choice Holdings, Inc.	USD0.001	7
Paula's Choice, LLC		13
United States - 415 Jackson Street, San Francisco, California 64111
Onnit Academy, LLC		13
Onnit Labs, Inc.	USD0.0001	7
	USD0.0001	22
The Uncovery, LLC		13
Welly Health PBC	USD0.00001	7
Uruguay – Camino Carrasco 5975, Montevideu
Unilever Uruguay SCC S.A.	UYU1.00	1
Uruguay- Luis Bonavita 1294, Montevideo
Unilever America Latina S.A.	UYU1.00	1
Venezuela – Edificio Torre Corp Banca, Piso 15, entre Avenidas Blandín y Los Chaguaramos, Urbanización La Castellana, Caracas
Unilever Andina Venezuela S.A.	Bs1.00	1
Vietnam – Lot A2-3, Tay Bac Cu Chi Industry Zone, Tan An Hoi Ward, Cu Chi District, Ho Chi Minh City
Unilever Vietnam International Company Limited	VND863,104,820,000.00	13
Vietnam- No.156, Nguyen Luong Bang Street, Tan Phu Ward, District 7, Ho Chi Minh City
Unilever Tea Distribution Vietnam SMLLC	VND 1,395,000,000.00	1
Unicorn Market Place Vietnam Company Limited		13
Zambia – Stand 2375, Corner Addis Ababa Drive & Great East Road, Show Grounds, Lusaka
Unilever South East Africa Zambia Limited	ZMK2.00	34
	ZMK2.00	1
Zimbabwe – 2 Stirling Road, Workington, Harare
Unilever – Zimbabwe (Pvt) Limited∆	ZWD2.00	1
SUBSIDIARY UNDERTAKINGS NOT INCLUDED IN THE CONSOLIDATION
Austria – Rochusgasse 4, 5020, Salzburg
NATURAL EVOLUTION GmbH	EUR100.00	1
Brazil – Av Das Nacoes Unidas, 14261 4º Andar Ala B, Vila Gertrudes, Cep 04792-000, Sao Paulo
Unileverprev Sociedade De Previdencia Privada		13
Bulgaria – Debelets city, Promishlena zona st. 5030 Veliko Tarnovo
Sladoledena Fabrika EOOD	BGN50.00	1
China – Room 604-48, Building 1, No. 38 Debao Road, Waigaoqiao bonded zone, Shanghai
UPD China Limited	CNY1.00	1
England and Wales – 100 Victoria Embankment, Blackfriars, London, EC4Y 0DY
Uflexreward Limited	GBP0.001	35
England and Wales – Nightingale House, 46-48 East Street, Epsom, Surrey, KT17 1HQ
Brand Evangelists for Beauty Limited ∆◊ (80.30)	GBP1.00	2
(100)	GBP1.00	58
(100)	GBP1.00	86
(66.47)	GBP1.00	87
England and Wales – 1 More London Place, London, SE1 2AF
Unidis Twenty Six Limited (in liquidation)	GBP1.00	1

Name of Undertaking	Nominal Value	Share Class Note
Lever Brothers Port Sunlight Limited (in liquidation)	GBP1.00	1
England and Wales – c/o TMF Group, 8th Floor, 20 Farringdon Street, London, EC4A 4AB
Twenty Nine Capital Partners (General Partner) Limited◊	GBP1.00	1
Unilever Ventures General Partner Limited◊	GBP1.00	1
England and Wales- 1st Floor, 16 Charles II Street, London, SW1Y 4QU
Twenty-Nine Capital Partners General Partner Limited◊	GBP1.00	1
Greece – Kymis ave & 10, Seneka Street, GR-145 64 Kifissia
Lipoma Management Consulting SA	EUR10.00	1
ULBCS Logistics Consulting SA	EUR10.00	1
Haiti – Port-au-Prince
Unilever Haiti S.A.	HTG500,000	56
India – Unilever House, B. D. Sawant Marg, Chakala, Andheri (E), Mumbai 400 099
Bhavishya Alliance Child Nutrition Initiatives (61.90)	INR10.00	1
Hindustan Unilever Foundation (61.90)	INR10.00	1
Israel – Park Zvaim Industrial Area, Beit Shean / Correspondance: P.O.B. 787, Beit Shean, 1171601
Dollar Shave Club Israel Limited	NIS0.10	1
Jamaica – White Marl Street, Spanish Town, PO Box 809, Parish Saint Catherine
Unilever Jamaica Limited	JMD1.00	1
Kenya – Commercial Street, P.O. BOX 40592-00100, Nairobi
Union East African Trust Limited	KES20.00	1
Morocco – Km 10, Route Cotiere, Ain Sebaa, Casablanca
Societe Commerciale du Rif S.A.R.L.	MAD50.00	1
Societe Tangeroise de Parfumerie et d’Hygiene S.A.R.L.	MAD50.00	1
Myanmar – Shwe Gon Daing (West) 5th Street, No. 196, Mimosa Tower, Shwe Gon Daing (West) Ward, Bahan Township, Yangon, Myanmar 11201
Lever Brothers (Burma) Limited	MMK0.5	1
Palestine – Jamil Center, Al-Beireh, Ramallah
Unilever Agencies Limited (99) (in liquidation)	JOD1.00	1
Qatar – Almana & Partners WLL Building, Area No. 43, Al Mamoura, PO BOX 49
Unilever Qatar LLC	QAR1,000.00	1
Scotland – c/o Brodies LLP, 15 Atholl Crescent, Edinburgh, EH3 8HA
Unilever Ventures (SLP) General Partner Limited◊	GBP1.00	1
United States – 13335 Maxella Ave. Marina del Rey, CA 90292
DSC Distribution, Inc.		7
United States – 233 Bleecker Street, New York, 10014
Grom WTC LLC		13
Grom Century City LLC		13
United States – c/o The Corporation Trust Company, Coporation Trust Center, 1209 Orange Street, Wilmington, Delaware, 19801. New Castle County
Cocotier, Inc	USD0.001	7
ASSOCIATED UNDERTAKINGS
Australia – 47 Dover Street, Cremorne, VIC, 3121, Australia
SNDR PTY LTD∆◊	No Par Value	58
Bahrain – 161, Road 328, Block 358, Zinj, Manama
Unilever Bahrain Co. W.L.L. (49)	BHD50.00	1
Brazil – Avenue Engenheiro Luiz Carlos Berrini, 105, 16º andar, Ed. Berrini One, Itaim Bibi, CEP 0471/001-00, City of São Paulo, State of São Paulo
Gallo Brasil Distribuição e comércio Limitada (55)	BRL1.00	5
Canada – Suite 300-171 West Esplanade, North Vancouver, British Columbia Canada V7M 3K9
A&W Root Beer Beverages Canada Inc ◊ (40)	No Par Value	38
Cyprus – 2 Marcou Dracou str., Engomi Industrial Estate, 2409 Nicosia
Unilever PMT Limited∆ (49)	EUR1.71	3
England and Wales – 85 Great Portland Street, London, W1W 7LT

Unilever Annual Report on Form 20-F 2021	185

Name of Undertaking	Nominal Value	Share Class Note
Blis Global Plc∆◊ (30.67)	GBP0.00001	39
(0.20)	GBP0.00001	1
England and Wales – 2nd Floor, 17 Waterloo Place, London, SW1Y 4AR
Langholm Capital II L.P. (46.30)		4
England and Wales – 100 Victoria Embankment, Blackfriars, London, EC4Y 0DY
Uflexreward Holdings LimitedΔ (99.1)	GBP0.001
England and Wales – Unit 1.8 & 1.9 The Shepherds Building, Charecroft Way, London, W14 0EE
SCA Investments Limited ∆◊ (60.49)	GBP0.001	40
(25.19)	GBP0.001	41
(3.65)	GBP0.001	42
England and Wales – 2nd Floor, 5 Jubilee Place, Chelsea, London, SW3 3TD
Trinny London Limited ∆◊ (54.88)	GBP0.01	43
(32.32)	GBP0.01	77
England and Wales – 127 North Milton Park, Abingdon, Oxfordshire OX14 4SA
P2i Limited ∆◊ (12.89)	GBP0.0001	1
(5.44)	GBP0.0001	44
(5.44)	GBP0.0001	46
(4.20)	GBP0.0001	52
(4.20)	GBP0.0001	50
(2.44)	GBP0.0001	102
(50)	GBP1.0000	80
England and Wales – Level 1 Brockbourne House, 77 Mount Ephraim, Tunbridge Wells, Kent, TN4 8BS
Clean Beauty Co Ltd∆◊ (99.66)	GBP0.0001	97
(26.72)	GBP0.0001	58
England and Wales – 170 Finchley Road, London, NW3 6BP
GALLINEE LTD∆◊ (51.89)	GBP0.01	44
England and Wales – C4 Lab Psc Building Unilever R&D Port Sunlight, Quarry Road East, Bebington, Wirral, CH63 3JW
Penhros Bio Limited◊ (50)	GBP1.00	1
England and Wales- First Floor, 59-61 High Street West, Glossop, SK13 8AZ
CDDM Technology Limited∆◊ (49.53)	GBP0.01	36
England and Wales- C/O Bcs Windsor House, Station Court, Station Road, Great Shelford, Cambridge, Cambridgeshire, CB22 5NE
VHSquared Limited◊ (39.47)	GBP0.01	1
(1.79)	GBP0.01	44
(17.86)	GBP0.01	101
France – 13, avenue Morane Saulnier, 78140 Velizy Villacoublay
Pegase S.A.S. (25)	EUR5,000.00	1
France – 7 rue Armand Peugeot, 92500 Rueil-Malmaison
Relais D’or Centrale S.A.S. (49.99)	No Par Value	1
Germany – Beerbachstraße 19, 91183 Abenberg
Hans Henglein & Sohn GmbH ◊ (50)	EUR100,000.00	1
Henglein & Co. Handels-und Beteiligungs GmbH & Co. KG◊ (50)		4
Henglein Geschäftsführungs GmbH◊ (50)	DEM50,000.00	1
Nürnberger Kloßteig NK GmbH & Co. KG◊ (50)		4
Germany – Beerbachstruße 37, 17153 Stavenhagen
Henglein NRW GmbH◊ (50)	DEM250,000.00	1
Germany – Bad Bribaer Straße, 06647 Klosterhäseler
Henglein GmbH◊ (50)	DEM50,000.00	1
India – 1st & 2nd Floor, Kagalwala House, Plot No. 175, CST Road, Kalina, Bandra Kurla, Santacruz East Mumbai, Mumbai 400098
Peel-Works Private Limited∆◊ (48.15)	INR30.00	63
(16.67)	INR30.00	70
(14.65)	INR30.00	32
India – 1st Floor Lodha, i-Think Techno Campus, A Wing, Chirak Nagar, Thane. MH 400607
Pureplay Skin Sciences (India) Private Limited∆◊ (0.1)	INR10.00	75

Name of Undertaking	Nominal Value	Share Class Note
(100)	INR100.00	73
(100)	INR100.00	64
(6.54)	INR100.00	65
India- 55 2nd Floor Community Centre, East of Kailash, New Delhi, East Delhi, DL 110065
Convosight Analytics Private Limited∆◊ (17.96)	INR10.00	73
(100.00)	INR1.00	99
India- S-2 Plot no. 21, Kartarpura Industrial Area, 22 Godam, Jaipur, RJ 302006
Uprising Science Private Limited ∆◊ (2.5)	INR10.00	75
(27.27)	INR100.00	73
Indonesia– Jalan Srengseng Raya Nomor 55A, Rukun Tetangga 001, Rukun Warga 002, Kelurahan Srengseng, Kecamatan Kembangan, Jakarta Barat 11630, Provinsi Daerah Khusus Ibukota
PT Anugrah Mutu Bersama ◊ (40)	IDR1,000,000.00	1
Iran – Second floor, No. 23, Corner of 3rd Street, Zagros Street, Argentina Square, Tehran
Unilever-Golestan Foods (Private Joint Stock Company)(50.66)	IRR1,000,000.00	1
Ireland – 70 Sir John Rogersons Quay, Dublin 2
Pepsi Lipton International Limited∆	EUR1.00	52
	EUR1.00	53
	EUR1.00	54
	EUR1.00	55
Israel – Kochav Yokneam Building, 4th Floor, P.O. Box 14, Yokneam Illit 20692
IB Ventures Limited∆ (99.74)	ILS1.00	14
Japan – #308, 5–4–1, Minami Azabu, Tokyo
Grom Japan K.K.◊ (34)	JPY50,000.00	1
Luxembourg – 5 Heienhaff, L-1736 Senningerberg
Helpling Group Holding S.à r.l.∆◊ (98.57)	EUR1.00	60
(2.34)	EUR1.00	33
Mauritius – c/o Apex Fund Services (Mauritius) Ltd, 4th Floor, 19 Bank Street, Cyber City, Ebene 72201
Capvent Asia Consumer Fund Limited∆ (40.41)	USD0.01	78
Oman – Po Box 1711, Ruwi, Postal code 112
Towell Unilever LLC (49)	OMR10.00	1
Philippines – 11th Avenue corner 39th Street, Bonifacio Triangle, Bonifacio Global City, Taguig City, M.M
Sto Tomas Paco Land Corp∆◊ (40)	PHP1.00	7
(40)	PHP10.00	46
(40)	PHP20.00	44
Cavite Horizons Land, Inc.◊ (35.10)	PHP1.00	7
	PHP10,000.00	14
Philippines – Manggahan Light Industrial Compound, A. Rodriguez Avenue, Bo. Manggahan, Pasig City
WS Holdings Inc.∆◊	PHP1.00	29
	PHP1.00	103
Selecta Walls Land Corp∆◊	PHP10.00	29
Portugal – Largo Monterroio Mascarenhas, 1,1099–081 Lisboa
Fima Ola – Produtos Alimentares, S.A. (55)	EUR4,125,000	1
Gallo Worldwide, Limitada (55)	EUR550,000	5
Grop – Gelado Retail Operation Portugal, Unipessoal, Limitada (55)	EUR27,500	5
Transportadora Central do Infante, Limitada (54)	EUR27,000	1
Unilever Fima, Limitada (55)	EUR14,462,336.00	5
Victor Guedes – Industria e Comercio, S.A. (55)	EUR275,000	1
Fima Dressings Unipessoal, Limitada (55)	EUR27,500	5
Saudi Arabia – P.O.Box 22800, Jeddah 21416
Binzagr Unilever Distribution Company Limited (49)	SAR1,000.00	1
Sweden – No 18 Office & Lounge, Briger Jarlsgatan 18,114 34 Stockholm
SachaJuan Haircare AB∆◊ (69.5)	SEK1.00	9

186	Unilever Annual Report on Form 20-F 2021

Name of Undertaking	Nominal Value	Share Class Note
United Arab Emirates – P.O. Box 49, Dubai
Al Gurg Unilever LLC (49)	AED1,000.00	1
United Arab Emirates – Po Box 49, Abu Dhabi
Thani Murshid Unilever LLC (49)	AED1,000.00	1
United States - c/o URS Agents LLC, 614 N Dupont HWY Suite 210, Dover, Kent, DE, 19901
Beauty Bakerie Cosmetics Brand Inc∆◊(50.05)	USD0.001	43
(16.24)	USD0.001	87
(24.88)	USD0.001	93
United States – 2600 Tenth St #101, Berkeley CA 94710
Machine Vantage Inc◊ (9.86)		7
(49.93)		58
United States – c/o Resident Agents Inc. 8 The Green, STE R, Dover, Kent, Delaware, 19901
Discuss.io Inc◊ (7.79)	USD0.0001	7
(16.78)	USD0.0001	55
(50.53)	USD0.0001	58
United States – 700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
Pepsi Lipton Tea Partnership (50)		4
Food Service Direct Logistics, LLC (40)		13
(17.83)	USD0.0001	55
(17.83)	USD0.0001	58
United States – 548 Market St #70998, San Francisco, CA 94104-5401
Physic Ventures L.P.◊ (57.27)		4
United States – c/o The Company Corporation, 251 Little Falls Drive, Wilmington, DE, New Castle 19808
Equilibria, Inc∆◊ (20.00)	USD0.00001	98
FabFitFun Inc. ∆◊ (68.18)	USD0.001	6
(7.48)	USD0.001	100
Nutraceutical Wellness Inc∆◊ (41.70)	USD0.0001	62

Name of Undertaking	Nominal Value	Share Class Note
(56.82)	USD0.0001	51
(10.95)	USD0.0001	93
(49.72)	USD0.0001	94
True Botanicals, Inc∆◊ (3.75)	USD0.0001	37
(41.97)	USD0.0001	81
(14.62)	USD0.0001	82
(29.43)	USD0.0001	83
(16.63)	USD0.0001	49
Yati Inc.∆◊ (4.00)	USD0.00001	62
(100.00)	USD0.00001	47
United States – c/o Cogency Global Inc, 850 New Burton Road, in the City of Dover, County of Kent, Delaware
Volition Beauty Inc∆◊ (66.44)	USD0.0001	44
United States – c/o The Corporation Trust Company, Coporation Trust Center, 1209 Orange Street, Wilmington, Delaware, 19801. New Castle County
Koco Life LLC∆◊(23.81)		20
(39.24)		92
United States – c/o Cogency Global Inc, 850 New Burton Road, in the City of Dover, County of Kent, Delaware
Zitsticka Inc ∆◊ (26.63)	USD0.0001	44
United States – c/o New Voices Partners, LLC, 7 Witch Lane, Rowayton, Connecticut 06853
New Voices Fund LP ◊ (32.90)		4
United States – c/o Paracorp Incorporated, 2140 S Dupont HWY, Camden, Kent, DE, 19934
Keli Network, Inc ∆◊ (31.34)	USD0.0001	88
United States- A registered agent, Inc, 8 The Green, Ste A, Dover, Kent, DE, 19901
Clean Beauty for All, Inc.∆◊ (23.96)	USD0.0001	62
(41.84)	USD0.0001	95
(61.61)	USD0.0001	51
(67.86)	USD0.0001	96

Notes:
1: Ordinary, 2: Ordinary-A, 3: Ordinary-B, 4: Partnership, 5: Quotas, 6: Class-A Common, 7: Common, 8: Class A, 9: Class B, 10: Class C, 11: Class II Common, 12: Class III Common, 13: Membership Interest, 14: Preference, 15: Redeemable Preference, 16: Limited by Guarantee, 17: C Ordinary Shares, 18: Viscountcy, 19: B3 Ordinary, 20: Series C-1 Pref, 21: Ordinary-C, 22: Preferred, 23: Redeemable Preference Class A, 24: Redeemable Preference Class B, 25: Special, 26: Cumulative Preference, 27: 5% Cumulative Preference, 28: Non-Voting Ordinary B, 29: Common B, 30: Management, 31: Dormant, 32: Series C1 Preference, 33: Series D-2, 34: Cumulative Redeemable Preference, 35: A-Ordinary, 36: Preferred Ordinary, 37: Com, 38: Class Common-B, 39: Series A Participating Preference, 40: H-Ordinary, 41: I-Ordinary, 42: J-Ordinary, 43: Series A Preferred Convertible, 44: A Preferred, 45: Series B1 CPPS, 46: B Preferred, 47: Series A-5 , 48: Series C-2 Preferred, 49: A-4 Com, 50: D Preferred, 51: Series A-3 Preferred, 52: C Preferred, 53: E Ordinary, 54: G Preferred, 55: Series Seed, 56: Nominal, 57: Preferred A, 58: Series A Preferred, 59: Series Seed-2 Preferred, 60: Series C-2, 61: Series D, 62: Series A1 Preferred, 63: Series B-2 Preference, 64: Pre Series B CPPS, 65: Series B CPPS, 66: Series C1 CPPS, 67: Series C2, 68: Office Holders, 69: Security, 70: Series B-3 Preference, 71: Series B Preferred, 72: Series Seed B CPPS, 73: Series A CPPS, 74: Series A2 CPPS, 75: Equity, 76: Series B CPPS, 77: Series B Preferred Convertible, 78: Class A Redeemable Non Voting Ordinary, 79: B Ordinary, 80: N Ordinary, 81: A-1 Com, 82: A-2 Com, 83: A-3 Com, 84: Series A EIS, 85: Series A Convertible Preferred, 86: Series A2 Preferred, 87: Series B Preferred, 88: Series C Preferred, 89: Series A1 CPPS, 90: D1 Preferred, 91: Series E, 92: Series C-2 Pref, 93: Series B-1 Preferred, 94: Series B-2 Preferred, 95: Series A-2 Preferred, 96: Series A-4 Preferred, 97: Preferred Seed, 98: Seed-3 Preferred, 99: INR 1 Series A Common,100: Series A Preferred Stock, 101: Ordinary Preferred, 102: E Preferred, 103: Common A
Ο Indicates an undertaking directly held by PLC. All other undertakings are indirectly held. In the case of Hindustan Unilever Limited 47.43% is directly held and the     remainder of 14.47% is indirectly held. In the case of Unilever Kenya Limited 39.13% is directly held and the remainder of 60.87% is indirectly held. In the case of Unilever Sri Lanka Limited 5.49% is directly held and the remainder of 94.51% is indirectly held. In the case of Mixhold B.V. 27.71% is directly held and the remainder of 72.29% is indirectly held. In the cases of each of Unilever Gida Sarayi ve Ticaret A.Ş. and Unilever Sarayi ve Ticaret Turk A.Ş. a fractional amount is directly held and the remainder is indirectly held. In the case of Mixhold B.V., 55.37% of the ordinary – A shares are directly held, the remainder of 44.63% are indirectly held and the other share classes are indirectly held.
† Shares the undertaking holds in itself.
Δ Denotes an undertaking where other classes of shares are held by a third party.
Χ Binzagr Unilever Limited, Severn Gulf FZCO, Unilever Binzagr Gulf General Trading LLC, Unilever Home and Personal Care Products Manufacturing LLC and UTIC Distribution S.A. are subsidiary undertakings pursuant to section 1162(2)(b) Companies Act 2006. The Unilever Group is entitled to 50% of the profits made by Binzagr Unilever Limited, Severn Gulf FZCO and Unilever Binzagr Gulf General Trading LLC. The Unilever Group is entitled to 80% of the profits made by Unilever Home and Personal Care Products Manufacturing LLC .
◊ Accounted for as non-current investments within non-current financial assets.
∞ Exemption pursuant to Regulation 7 of the Partnership (Accounts) Regulations 2008.

In addition, we have revenues either from our own operations or otherwise in the following locations: Afghanistan, Albania, Aland Islands, Americas, Andorra, Angola, Antigua, Anguilla, Armenia, Aruba,Azerbaijan, Bahamas, Barbuda, Barbados, Belarus, Belize, Benin, Bhutan, Bosnia and Herzegovina, Botswana, British Virgin Islands, Brunei Darussalam, Burkina Faso, Burundi, Cameroon, Cape Verde, Cayman Islands, Central African Republic, Chad, Comoros, Congo, Cook Islands, Curacao, Democratic Republic of Congo, Dominica, Equatorial Guinea, Eritrea, Fiji, French Guiana, French Polynesia, Gabon, Gambia, Georgia, Gibraltar, Greenland, Grenada, Guam, Guinea, Guinea-Bissau, Guyana, Iceland, Iraq, Kiribati, Kosovo, Kuwait, Kyrgyzstan, Lesotho, Liberia, Libya, Liechtenstein, Luxembourg, Macao, Macedonia, Madagascar, Maldives, Mali, Malta, Martinique, Mauritius, Monaco, Mongolia, Montenegro, Montserrat, Namibia, New Caledonia, Niue, Norfolk Islands, Papua New Guinea, Saint Kitts and Nevis, Saint Lucia, Saint Maarten, Saint Vincent and the Grenadines, Samoa, San Marino, Senegal, Seychelles, Sierra Leone, Slovenia, Solomon Islands, Somalia, Sudan, Suriname, Swaziland, Tajikistan, Timor Leste, Togo, Tokelau, Tonga, Turkmenistan, Tuvalu, Uzbekistan, Vanuatu and Yemen.
The Unilever Group has established branches in Azerbaijan, Bosnia-Herzegovina, Cote d’Ivoire, Cuba, Jordan, Kazakhstan, Lebanon, Northern Ireland, the Philippines, Saudi Arabia, Turkey, UAE and the UK.

Unilever Annual Report on Form 20-F 2021	187

Shareholder information Financial calendar
Annual general meeting

Date	4 May 2022
Voting and Registration date	2 May 2022
Quarterly dividends
Dates listed below are applicable to all Unilever listings (PLC ordinary shares and PLC ADSs).

	Announcement date	Ex-dividend date	Record date	Payment date
Quarterly dividend announced with the Q4 2021 results	10 February 2022	24 February 2022	25 February 2022	22 March 2022
Quarterly dividend announced with the Q1 2022 results	28 April 2022	19 May 2022	20 May 2022	16 June 2022
Quarterly dividend announced with the Q2 2022 results	26 July 2022	4 August 2022	5 August 2022	1 September 2022
Quarterly dividend announced with the Q3 2022 results	27 October 2022	17 November 2022	18 November 2022	9 December 2022
Contact details
Unilever PLC
100 Victoria Embankment
London EC4Y 0DY
United Kingdom
Institutional Investors telephone +44 (0)20 7822 6830
Any queries can also be sent to us electronically via
www.unilever.com/contact/
Private Shareholders telephone +44 (0)20 7822 5500
Private Shareholders can email us at
shareholder.services@unilever.com
Shareholder Services
UK

Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZZ
Telephone +44 (0) 370 600 3977
Website	www.investorcentre.co.uk
FAQ and Contact Form	www.investorcentre.co.uk/contactus
The Netherlands

ABN AMRO Bank N.V.
Gustav Mahlerlaan 10
1082 PP Amsterdam
Telephone +31 (0) 230 344 2000
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
You can also view the Unilever Annual Report and Accounts 2021 (and the Additional Information for US Listing Purposes) on our website, and those for prior years.
Find out more at www.unilever.com
www.unilever.com/investorrelations
www.unilever.com/investor-relations/annual-report-and-accounts
Publications
Copies of the Unilever Annual Report and Accounts 2021 (and the Additional Information for US Listing Purposes) and the Annual Report on Form 20-F 2021 can be accessed directly or ordered via the website.
www.unilever.com/investorrelations
Unilever Annual Report and Accounts 2021
The Unilever Annual Report and Accounts 2021 (and the Additional Information for US Listing Purposes) forms the basis for the Annual Report on Form 20-F that is filed with the United States Securities and Exchange Commission, which is also available free of charge from their website.
www.sec.gov
Quarterly results announcements
Unilever’s quarterly results announcements are in English with figures in euros.

188	Unilever Annual Report on Form 20-F 2021

Additional information for US listing purposes

Form 20-F references

Item 1	Identity of Directors, Senior Management and Advisers		n/a

Item 2	Offer Statistics and Expected Timetable		n/a

Item 3	Key Information

	B.	Capitalisation and Indebtedness	n/a
	C.	Reasons for the offer and use of proceeds	n/a
	D.	Risk factors	44–50

Item 4	Information on the Company

	A.	History and development of the company	4–7, 14-66, 68, 76–77, 118, 138–140, 161–164, 176, 187, 192
	B.	Business overview	2-3, 8-31, 36–37, 44–62, 120, 192
	C.	Organisational structure	68, 166, 176–186
	D.	Property, plant and equipment	138–140, 193

Item 4A	Unresolved Staff Comments		n/a

Item 5	Operating and Financial Review and Prospects

	A.	Operating results	32–43, 50, 151–154
	B.	Liquidity and capital resources	38–39, 42, 50, 106, 117, 138–140, 144, 147–161
	C.	Research and development, patents and licences, etc.	12–13, 20-31, 123–124, 192
	D.	Trend information	4–5, 6–7, 36–43, 46–50

Item 6	Directors, Senior Management and Employees

	A.	Directors and senior management	72–75, 190
	B.	Compensation	84–104, 125–132
	C.	Board practices	72–75, 78, 92, 94, 96, 98, 104, 190
	D.	Employees	18-19, 125, 190
	E.	Share ownership	87–103, 131–132, 190

Item 7	Major Shareholders and Related Party Transactions

	A.	Major shareholders	76, 191
	B.	Related party transactions	174, 191
	C.	Interest of experts and counsel	n/a

Item 8	Financial Information

	A.	Consolidated statements and other financial information	39, 106–166, 187, 191, 198
	B.	Significant changes	165

Item 9	The Offer and Listing

	A.	Offer and listing details	76, 191
	B.	Plan of distribution	n/a
	C.	Markets	76, 191
	D.	Selling shareholders	n/a
	E.	Dilution	n/a
	F.	Expenses of the issue	n/a

Item 10	Additional Information

	A.	Share capital	n/a
	B.	Articles of association	68–69, 76–77, 82, 94
	C.	Material contracts	192
	D.	Exchange controls	192
	E.	Taxation	193–194
	F.	Dividends and paying agents	n/a
	G.	Statement by experts	n/a
	H.	Documents on display	187, 192
	I.	Subsidiary information	n/a

Item 11	Quantitative and Qualitative Disclosures About Market Risk		142–159, 199

Item 12	Description of Securities Other than Equity Securities
	A.	Description of debt securities	n/a

Unilever Annual Report on Form 20-F 2021	189

	B.	Description of warrants and rights	n/a
	C.	Description of other securities	n/a
	D.1	Name of depositary and address of principal executive	n/a
	D.2	Title of ADRS and brief description of provisions	n/a
	D.3	Depositary fees and charges	195–196
	D.4	Depositary payments	195–196

Item 13	Defaults, Dividend Arrearages and Delinquencies

	A.	Defaults	196
	B.	Dividend arrearages and delinquencies	196

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds		n/a

Item 15	Controls and Procedures		77, 197

Item 16	Reserved

	A.	Audit Committee Financial Expert	69, 78
	B.	Code of Ethics	18–19, 77, 80
	C.	Principal Accountant Fees and Services	78–79, 197
	D.	Exemptions From The Listing Standards For Audit Committees	n/a
	E.	Purchases Of Equity Securities By The Issuer and Affiliated Purchasers	76, 165, 197
	F.	Change in Registrant’s Certifying Accountant	n/a
	G.	Corporate Governance	77
	H.	Mine Safety Disclosures	n/a

Item 17	Financial Statements		106–166

Item 18	Financial Statements		106–166

Item 19	Exhibits Please refer to the Exhibit list located immediately following the signature page for this document as filed with the SEC.

190	Unilever Annual Report on Form 20-F 2021

Directors, senior management and employees
Employees
The average number of employees for the last three years is provided in note 4A on page 125. The average number of employees during 2021 included 7,837 seasonal workers. We believe our relationship with our employees and any labour unions of which they may be part is satisfactory in all material respects.
Global employee share plans (shares)
In November 2014, Unilever’s global employee plan ‘SHARES’ was launched in 17 countries. SHARES gives eligible Unilever employees below management level the opportunity to invest between €10 and €200 per month from their net salary in Unilever shares. For every three shares our employees buy (Investment Shares), Unilever will give them one free Matching Share, which will vest if employees hold their Investment Shares for at least three years. The Matching Shares are not subject to any performance conditions. In 2015, SHARES was rolled out globally and is now offered in more than 100 countries. Executive Directors are not eligible to participate in SHARES. As of 24 February 2022 (the latest practicable date for inclusion in this report), awards for 385,489 PLC shares were outstanding under SHARES.
North American share plans
Unilever also maintains share plans for its North American employees that are governed by an umbrella plan referred to as the Unilever North America Omnibus Equity Compensation Plan, which was amended and restated as of 2 February 2021 to make appropriate changes in light of Unification. These plans are the North American equivalents of the Unilever Share Plan 2017 and SHARES plans, as amended from time to time. The rules governing these share plans are materially the same as the rules governing the Unilever Share Plan 2017 and SHARES plans, respectively. However, the plans contain non-competition and non-solicitation covenants and they are subject to US and Canadian employment and tax laws. The plans are administered by the North America Compensation Committee of Unilever United States, Inc. and they are governed by New York law.
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
Compensation Committee
The Committee is concerned with the remuneration of the Executive and Non-Executive Directors and the tier of management directly below the Board. The Committee also has responsibility for the cash and executive and all-employee share-based incentive plans, the Remuneration Policy and performance evaluation of the Unilever Leadership Executive and the periodic review of the remuneration and related policies of the wider workforce to assess alignment to PLC’s purpose, value and strategy.
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

Unilever Annual Report on Form 20-F 2021	191

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
At 24 February 2022 (the latest practicable date for inclusion in this report), there were 2,035 registered holders of PLC American Depositary Receipts in the United States. We estimate that approximately 12% of PLC’s ordinary shares (including shares underlying PLC American Depositary Receipts) were held in the United States (approximately 11% in 2020).
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
Related party transactions
Transactions with related parties are conducted in accordance with agreed transfer pricing policies and include sales to joint ventures and associates. Other than those disclosed in note 23 to the consolidated financial statements (and incorporated herein as above), there were no related party transactions that were material to the Group or to the related parties concerned that are required to be reported in 2021 up to 24 February 2022 (the latest practicable date for inclusion in this report).
Dividend record
The following tables show the dividends declared and dividends paid by PLC for the last five years, expressed in terms of the revised share denominations which became effective from 22 May 2006.

	2021	2020	2019	2018	2017
Dividends declared for the year
PLC dividends
Dividend per 3 1/9 p	£1.46	£1.48	£1.43	£1.35	£1.26
Dividend per 3 1/9 p (US Registry)	$2.00	$1.91	$1.83	$1.82	$1.66
Dividends paid during the year
PLC dividends
Dividend per 3 1/9 p	£1.48	£1.45	£1.42	£1.33	£1.22
Dividend per 3 1/9 p (US Registry)	$2.03	$1.85	$1.82	$1.83	$1.56

192	Unilever Annual Report on Form 20-F 2021

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
Unilever Annual Report on Form 20-F 2021
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
Other information on the Company
Innovation, Research and Development
We have over 20,000 patents protecting the ideas, discoveries and breakthroughs that our global team of 5,000 world-leading experts produce. We invest around €1 billion in R&D each year.
Technology sits at the heart of our approach to innovation. We are building automated technology into our innovation centres. Our UK Materials Innovation Factory has the highest concentration of robots doing material chemistry work in the world. It delivers data ten times faster than traditional methods. We run virtual tests and scenarios to optimise products before the lab stage, thereby innovating sooner and cutting time to market - in one year we can perform 12,000 rapid product tests. Shanghai, China is home to our AI Hub where we use insights from real time data to prototype innovations and test them via eCommerce in just a matter of days. Fast, efficient, effective innovating.
Research and development is powering our move away from petro-chemicals, stopping plastic pollution, in collaboration with our partners. Our goal is to make a Clean Future. One of the ways we will do this is by replacing 100% of the carbon derived from fossil fuels in our Home Care products with renewable or recycled carbon.
Innovation in biology unlocks significant benefits and will be a driver in achieving our climate and nature goals. We are a world leader in the microbiome space and have more than 100 patents in this area alone. We are exploring its influence on all aspects of health and wellbeing. We are also deepening our understanding of the skin and innovating accordingly. One example of this is a new pro-lipids technology that helps the skin to repair its barrier from the inside out.
Every Unilever product is based on an innovation crafted by our experts in collaboration with our network of partners. We translate our scientific discoveries into everyday products that care for the planet and improve people’s health, confidence and wellbeing. Some of our focus areas are hygiene, skin care, prestige beauty, plant-based foods and functional nutrition, such as vitamins, minerals and supplements, and we're constantly evolving alongside our consumers’ ever-changing lives and tastes.

Raw materials
Our products use a wide variety of raw and packaging materials which we source locally and internationally, and which may be subject to price volatility either directly or as a result of movements in foreign exchange rates.
In 2021, we witnessed broad-based inflation across commodities as global demand recovering from the pandemic and exacerbated by persistent production and logistical disruptions particularly during the second and third wave of the pandemic. Weakening currencies in many emerging markets, such as Turkey, Argentina, and Brazil, meant further challenges.
Looking ahead to 2022, we expect continued volatility in commodity markets. We remain watchful of the impact of Covid, supply stabilisation and how the global economy recovers in the new normal.
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
Iran-related required disclosure
Unilever operates in Iran through a non-US subsidiary. In 2021, sales in Iran were less than one per cent of Unilever’s worldwide turnover. During the year, this non-US subsidiary had approximately €2,375,543 in gross revenues and less than €1,021,483 in net profits attributable to the sale of food, personal care and home care products to entities affiliated with the Government of Iran. These entities were the Shahrvand Group, which is owned by the municipality of Tehran and Refah, which is a chain of 200 state-owned department stores. This non-US subsidiary has donated a de minimus amount of personal care products to Firoozgar Hospital, which is a hospital affiliated with goverment, to assist with the Covid-19 pandemic. Income, payroll and other taxes, duties and fees (including for utilities) were payable to the Government of Iran and affiliated entities in connection with our operations. Our non-US subsidiary maintains bank accounts in Iran with various banks to facilitate our business in the country and make any required payments to the Government of Iran and affiliated entities. While we currently continue our activities in Iran, we are continuously evaluating such activities in light of the evolving regulatory environment.

Unilever Annual Report on Form 20-F 2021	193

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
Taxation
The comments below in relation to United Kingdom and United States taxation are based on current United Kingdom and United States federal income tax law as applied in England and Wales and the United States respectively, and HM Revenue & Customs ('HMRC') and Internal Revenue Service (“IRS”) practice (which may not be binding on HMRC or the IRS) respectively, in each case as at the latest practicable date before the date of this document.
Taxation for US persons holding shares or American Depositary Shares in PLC
The following notes are provided for guidance. US persons should consult their local tax advisers, particularly in connection with potential liability to pay US taxes on disposal, lifetime gift or bequest of their shares or American Depositary Shares ('ADSs'). A US person is a US individual citizen or resident, a corporation organised under the laws of the United States, any state or the District of Columbia, or any other legal person subject to US Federal Income Tax on its worldwide income.
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
However, if you are either:
▪an individual who is not resident in the United Kingdom for the year in question; or
▪a company which is not resident in the United Kingdom when the gain accrues you will generally not be liable to United Kingdom tax on any gains made on disposal of your shares or ADSs.
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
UK inheritance tax
Under the current estate and gift tax convention between the United States and the United Kingdom, shares or ADSs (regardless of whether they are situated in the United Kingdom for inheritance tax purposes) held by an individual shareholder who is:
▪domiciled for the purposes of the convention in the United States; and
▪not for the purposes of the convention a national of the United Kingdom will generally not be subject to United Kingdom inheritance tax:
▪on the individual’s death; or
▪on a gift of the shares during the individual’s lifetime.
Where shares or ADSs are held on trust, they will generally not be subject to United Kingdom inheritance tax where the settlor at the time of the settlement:
▪was domiciled for the purposes of the convention in the United States; and
▪was not for the purposes of the convention a national of the United Kingdom.
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

194	Unilever Annual Report on Form 20-F 2021

Where a United Kingdom inheritance tax liability is prima facie not payable by virtue of the convention, that tax can become payable if any applicable federal gift or federal estate tax on the shares or ADSs in the United States is not paid.
Where shares are dealt with through a clearing system or in the form of ADSs, the situs of the shares may not be determinative of the situs of the interests held by holders through such system or of such ADSs for United Kingdom inheritance tax purposes. Where shares are dealt with through Euroclear Nederland, there are arguments that the interests of participants in Euroclear Nederland will be situated outside the United Kingdom for the purposes of United Kingdom inheritance tax so long as Euroclear Nederland maintains the book-entry register of such participants’ interests outside the United Kingdom, although HMRC may not accept this analysis. Similarly, there are arguments that ADSs registered on a register outside the United Kingdom will be situated outside the United Kingdom for the purposes of United Kingdom inheritance tax, although again HMRC may not accept this analysis. Shareholders to whom this may be relevant should consult an appropriate professional adviser.
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
UK stamp duty and stamp duty reserve tax
The statements in this section are intended as a general guide to the current United Kingdom stamp duty and stamp duty reserve tax ('SDRT') position. Special rules apply to certain transactions such as transfers of the shares to a company connected with the transferor and those rules are not described below. Investors should also note that certain categories of person are not liable to stamp duty or SDRT and others may be liable at a higher rate or may, although not primarily liable for tax, be required to notify and account for SDRT under the Stamp Duty Reserve Tax Regulations 1986.
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
Transfer of shares
Except in relation to clearance services and depositary receipt systems (to which special rules outlined below apply), stamp duty at the rate of 0.5 per cent (rounded up to the next multiple of £5) of the amount or value of the consideration given will generally be payable on an instrument transferring PLC shares. A charge to SDRT will also generally arise on an unconditional agreement to transfer PLC shares (at the rate of 0.5 per cent of the amount or value of the consideration payable). However, if within six years of the date of the agreement becoming unconditional, an instrument of transfer is executed pursuant to the agreement, and stamp duty is paid on that instrument, any SDRT already paid will be refunded (generally, but not necessarily, with interest) provided that a claim for repayment is made, and any outstanding liability to SDRT will be cancelled. The liability to pay stamp duty or SDRT is generally satisfied by the purchaser or transferee.
Shares held through clearance services including Euroclear Nederland
Special rules apply where shares are issued or transferred to, or to a nominee or agent for, a person providing a clearance service. In such circumstances, SDRT or stamp duty may be charged at a rate of 1.5 per cent, with subsequent transfers within the clearance service then being free from SDRT and stamp duty (except in relation to clearance service providers that have made an election under section 97A(1) of the Finance Act 1986 which has been approved by HM Revenue & Customs, to which the special rules apply).
In light of EU case law, HMRC accepted that the 1.5 per cent charge is in breach of EU law so far as it applies to issues of shares or to transfers of shares that are an integral part of a share issue. This EU case law will continue to be recognised and followed pursuant to the provisions of the European Union (Withdrawal) Act 2018 (the 'EUWA').

Unilever Annual Report on Form 20-F 2021	195

HMRC’s published view is that the 1.5 per cent. SDRT or stamp duty charge continues to apply to other transfers of shares into a clearance service, although this has been disputed. In view of the continuing uncertainty, specific professional advice should be sought before incurring a 1.5 per cent stamp duty or SDRT charge in any circumstances. Any liability for stamp duty or SDRT in respect of a transfer of shares into a clearance service, or in respect of a transfer of shares within such a service, which does arise will strictly be accountable by the clearance service or its nominee but may, in practice, be payable by the relevant participant in the clearance service.
Shares held in ADS form
On the basis of EU case law referred to above and the EUWA, there should be no stamp duty or SDRT on an issuance of shares into a depositary receipt system where such transfer is an integral part of the raising of capital by the company concerned. A transfer of shares into a depositary receipt system may be subject to SDRT or stamp duty may be charged at a rate of 1.5 per cent, with subsequent transfers of depositary receipts then being free from SDRT.
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
▪Issuance of ADSs: up to US 5¢ per ADS issued.
▪Cancellation of ADSs: up to US 5¢ per ADS cancelled.
▪Processing of dividend and other cash distributions not made pursuant to a cancellation or withdrawal: up to US 5¢ per ADS held.
An ADS holder will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:
▪fees for the transfer and registration of shares charged by the registrar and transfer agent for the shares in the United Kingdom (i.e. upon deposit and withdrawal of shares);
▪expenses incurred for converting foreign currency into US dollars;
▪expenses for cable, telex and fax transmissions and for delivery of securities;
▪taxes and duties upon the transfer of securities (i.e. when shares are deposited or withdrawn from deposit);
▪fees and expenses incurred in connection with the delivery or servicing of shares on deposit; and
▪fees incurred in connection with the distribution of dividends.
Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these transaction fees to their clients.
Note that the fees and charges an investor may be required to pay may vary over time and may be changed by us and by the depositary bank. Notice of any changes will be given to investors.

196	Unilever Annual Report on Form 20-F 2021

Depositary payments – fiscal year 2021
Deutsche Bank has been the depositary bank for its American Depositary Receipt Programme since 1 July 2014. Under the terms of the Deposit Agreement, PLC is entitled to certain reimbursements, including processing of cash distributions, reimbursement of listing fees (NYSE), reimbursement of settlement infrastructure fees (including DTC feeds), reimbursement of proxy process expenses (printing, postage and distribution), dividend fees and program-related expenses (that include expenses incurred from the requirements of the US Sarbanes-Oxley Act of 2002). In relation to 2021, PLC received $3,830,334 from Deutsche Bank.
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

Unilever Annual Report on Form 20-F 2021	197

Purchases of equity securities
Share purchases during 2021
Please also refer to ‘Our shares’ section on page 76.
62,976,145 PLC ordinary shares or ADSs were purchased by or on behalf of PLC or any 'affiliated purchaser', as defined in Section 10b-18(a)(3) of the US Securities Exchange Act of 1934, during the period covered by this annual report on Form 20-F.
Between 31 December 2021 and 24 February 2022 (the latest practicable date for inclusion in this report), PLC did not conduct any share repurchases.
Management’s report on internal control over financial reporting
In accordance with the requirements of Section 404 of the US Sarbanes-Oxley Act of 2002, the following report is provided by management in respect of the Group’s internal control over financial reporting (as defined in rule 13a–15(f) or rule 15d–15(f) under the US Securities Exchange Act of 1934):
▪Unilever’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group;
▪Unilever’s management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework (2013) to evaluate the effectiveness of our internal control over financial reporting. Management believes that the COSO framework (2013) is a suitable framework for its evaluation of our internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of internal controls are not omitted and is relevant to an evaluation of internal control over financial reporting;
▪Management has assessed the effectiveness of internal control over financial reporting as of 31 December 2021, and has concluded that such internal control over financial reporting is effective. Management’s assessment and conclusion excludes the Paula's Choice, Welly and Onnit from this assessment, as they were acquired on 2 August 2021, 29 January 2021 and 28 May 2021 respectively. These entities are included in our 2021 consolidated financial statements, and together they constituted approximately 3.8% of our total assets as at 31 December 2021 (of which 94% represented goodwill and intangible assets acquired) and approximately 0.4% of total turnover for the year ended 31 December 2021; and
▪KPMG LLP, who have audited the consolidated financial statements of the Group for the year ended 31 December 2021, have also audited the effectiveness of internal control over financial reporting as at 31 December 2021 and have issued an attestation report on internal control over financial reporting.
Principal accountant fees and services
Our independent registered public accounting firm is KPMG LLP, London, United Kingdom, Auditor Firm ID: 1118

	€ million		€ million		€ million
	2021		2020		2019
Audit fees(a)	22		19		17
Audit-related fees(b)	6	(d)	7	(d)	—
Tax fees(c)	—		—		—
All other fees(c)	—		—		—
(a)Amount payable to KPMG in respect of services supplied to associated pension schemes was less than €1 million individually and in aggregate (2020: less than €1 million individually and in aggregate; 2019: less than €1 million individually and in aggregate).
(b)Includes other audit services which comprise audit and similar work that regulations or agreements with third parties require the auditors to undertake.
(c)Amounts paid in relation to each type of service are individually less than €1 million. In aggregate the fees paid were less than €1 million (2020: less than €1 million, 2019: less than €1 million).
(d)2021 includes €5 million (2020: €6 million) for audits and reviews of carve-out financial statements of ekaterra. 2020 also includes €1 million for assurance work on Unification.

198	Unilever Annual Report on Form 20-F 2021

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
As a result of Unification, PLC assumed NV’s liabilities in relation to debt issued under the US shelf registration programme. UCC and UNUS are each indirectly 100% owned by PLC and consolidated in the financial statements of the Unilever Group. In relation to the US Shelf registration, US$12.1 billion of Notes were outstanding at 31 December 2021 (2020: US$11.5 billion; 2019: US$12.35 billion) with coupons ranging from 0.375% to 5.900%. These Notes are repayable between 07 March 2022 and 12 August 2051.
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

Unilever Annual Report on Form 20-F 2021	199

Cautionary Statement
This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding the Unilever Group’s (the ‘Group’) emissions reduction targets and other climate change related matters (including actions, potential impacts and risks associated therewith). These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance or outcomes.
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
This document also contains data on the Group’s Scope 1, 2 and 3 emissions. Scope 1 and 2 emissions data is relatively easy to gather as it relates to emissions from the Group’s own activities and supplied heat, power and cooling. Scope 3 emissions relate to other organisations’ emissions and is therefore subject to a range of uncertainties, including that data used to model lifecycle footprints is typically industry-standard data rather than relating to individual suppliers; lifecycle models such as the Group’s cover many but not all products and markets; and international standards and protocols governing emissions calculations and categorisations evolve, as do accepted norms regarding terminology such as carbon neutral and net zero. As value chain emissions data improves, shifting over time from generic modelled data to more specific data, the data reported in this document is likely to evolve.
Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission.
This document is not prepared in accordance with US GAAP and should not therefore be relied upon by readers as such.
In addition, a printed copy of the Annual Report on Form 20-F 2021 is available, free of charge, upon request to Unilever, Investor Relations Department, 100 Victoria Embankment, London EC4Y 0DY, United Kingdom.
This document comprises regulated information within the meaning of Sections 1:1 and 5:25c of the Act on Financial Supervision (‘Wet op het financieel toezicht (Wft)’) in the Netherlands.
The brand names shown in this report are trademarks owned by or licensed to companies within the Group.
References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this Unilever Annual Report on Form 20-F 2021.

200	Unilever Annual Report on Form 20-F 2021
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

Unilever Annual Report on Form 20-F 2021	201
For further information about
Unilever, please visit our website:
www.unilever.com
Unilever PLC
Head Office
100 Victoria Embankment
London EC4Y 0DY
United Kingdom
T +44 (0)20 7438 2800
Registered Office
Unilever PLC
Port Sunlight
Wirral
Merseyside CH62 4ZD
United Kingdom
Registered in England and Wales
Company Number: 41424

202	Unilever Annual Report on Form 20-F 2021
UNILEVER PLC — 20-F EXHIBIT LIST

Exhibit Number	Description of Exhibit

1.1	Articles of Association of Unilever PLC

2.1	Twenty-third Supplemental Trust Deed as of May 11, 2021, incorporating the Trust Deed as of July 22, 1994 as Amended and Restated on May 11, 2021

2.2
First Supplemental Indenture as of November 30, 2020, among Unilever Capital Corporation, Unilever PLC, Unilever United States, Inc. and The Bank of New York Mellon, as Trustee, relating to Guaranteed Debt Securities [1]

2.3
Second Amended and Restated Deposit Agreement dated as of July 1, 2014 by and among Unilever PLC and Deutsche Bank Trust Company Americas, as Depositary, and the Holders and Beneficial Owners of American Depositary Shares issued thereunder [2]

2.4	Description of Securities Registered Under Section 12 of the Exchange Act [3]

4.1	Service Contracts of the Executive Directors of Unilever PLC [4]

4.2	Letters regarding compensation of Executive Directors of Unilever PLC

4.3	Unilever North America 2002 Omnibus Equity Compensation Plan as Amended and Restated as of November 1, 2012 [5]

4.4	The Unilever PLC International 1997 Executive Share Option Scheme [6]

4.5	The Unilever Long Term Incentive Plan [7]

4.6	The Management Co-Investment Plan [8]

4.7	The Performance Share Plan

4.8	Unilever Share Plan 2017 [9]

8.1	List of Subsidiaries [10]

12.1	Certifications of the Chief Executive Officer and Financial Director/Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certifications of the Chief Executive Officer and Financial Director/Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of KPMG LLP

17.1	Subsidiary Guarantors and Issuers of Guaranteed Securities

101	The following financial information from Unilever PLC’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) consolidated income statement for the years ended December 31, 2021, 2020 and 2019, (ii) consolidated statement of comprehensive income for the years ended 31 December 2021, 2020 and 2019, (iii) consolidated statement of changes in equity for the year ended 31 December 2021, 2020 and 2019, (iv) consolidated balance sheet as of December 31, 2021 and 2020, (vi) consolidated cash flow statement for the years ended December 31, 2021, 2020 and 2019, and (vii) notes to the consolidated financial statements.

104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101).

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

1	Incorporated by reference to Exhibit 99.1 of post-effective amendment to Form F-3 (File No: 333-245589) filed with the SEC on November 30, 2020.

2	Incorporated by reference to Exhibit 99(A) of Form F-6 (File No: 333-196985) filed with the SEC on June 24, 2014.

3	Incorporated by reference to Exhibit 2.5 of Form 20-F (File No: 001-04546) filed with the SEC on March 9, 2020.

4	Incorporated by reference to Exhibit 4.1 of Form 20-F (File No: 001-04546) filed with the SEC on March 10, 2021.

5	Incorporated by reference to Exhibit 99.1 of Form S-8 (File No: 333-185299) filed with the SEC on December 6, 2012.

6	Incorporated by reference to Exhibit 4.5 of Form 20-F (File No: 001-04546) filed with the SEC on March 28, 2002.

7	Incorporated by reference to Exhibit 4.7 of Form 20-F (File No: 001-04546) filed with the SEC on March 28, 2002.

8	Incorporated by reference to Exhibit 4.8 of Form 20-F (File No: 001-04546) filed with the SEC on March 4, 2011.

9	Incorporated by reference to Exhibit 4.9 of Form 20-F (File No: 001-04546) filed with the SEC on February 28, 2018.

10	The required information is set forth on pages 176 to 186 of the Annual Report on Form 20-F 2021.

Unilever Annual Report on Form 20-F 2021	203
SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

Unilever PLC.
(Registrant)

/s/ R.Sotamaa
R. SOTAMAA,
Chief Legal Officer and Group Secretary
Date: 9 March 2022