Form 20-F
period 2022-12-31
UNILEVER PLC
filed 2023-03-13
CIK 217410

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark one)

o	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
x	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022
OR
o	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
o	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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

Maria Varsellona, Chief Legal Officer and Group Secretary
Tel: +44 7795 562319, Email: maria.varsellona@unilever.com
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
7.250% Notes due 2026
2.9% Notes due 2027
3.5% Notes due 2028
6.625% Notes due 2028
2.125% Notes due 2029
1.375% Notes due 2030
1.750% Notes due 2031
5.9% Notes due 2032
2.625% Notes due 2051
5.600% Notes due 2097

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

The total number of outstanding shares of the issuer’s capital stock at the close of the period covered by the annual report was: 2,629,243,772

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act:Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934:
Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive oﬃcers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP o	International Financial Reporting Standards as issued by the International Accounting Standards Board x	Other o
If ‘Other’ has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 o         Item 18 o
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
Yes o        No x

Cautionary Statement This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding the Unilever Group’s (the ‘Group’) emissions reduction targets and other climate change related matters (including actions, potential impacts and risks associated therewith). These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance or outcomes. Because these forward- looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; the effect of climate change on Unilever’s business; Unilever’s ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current Russia-Ukraine war. These forward- looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. This document also contains data on the Group’s Scope 1, 2 and 3 emissions. Scope 1 and 2 emissions data is relatively easy to gather as it relates to emissions from the Group’s own activities and supplied heat, power and cooling. Scope 3 emissions relate to other organisations’ emissions and is therefore subject to a range of uncertainties, including that data used to model lifecycle footprints is typically industry-standard data rather than relating to individual suppliers; lifecycle models such as the Group’s cover many but not all products and markets; and international standards and protocols governing emissions calculations and categorisations evolve, as do accepted norms regarding terminology such as carbon neutral and net zero. As value chain emissions data improves, shifting over time from generic modelled data to more specific data, the data reported in this document is likely to evolve. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2022 and the Unilever Annual Report and Accounts 2022.

Strategic Report About Unilever 2 Unilever at a glance 4 The Unilever Compass Strategy for Sustainable Growth Review of the Year 6 Chair’s statement 8 Chief Executive Officer’s statement 10 Group Financial Review 12 Business Group Review 12 Beauty & Wellbeing 15 Personal Care 18 Home Care 21 Nutrition 24 Ice Cream 27 Our People & Culture 30 Planet & Society 35 Climate Transition Action Plan: Annual Progress Report 42 Task Force on Climate- related Financial Disclosures statement Our Performance 52 Financial performance 52 Unilever Group performance 53 Business Group performance 54 Additional financial disclosures 60 Non-financial performance 60 Improve the health of the planet 61 Improve people’s health, confidence and wellbeing 61 Contribute to a fairer and more socially inclusive world 62 Additional non-financial disclosures Our Principal Risks 67 Principal risks 67 Risk management approach 68 Principal risks 76 Viability statement Governance Report Financial Statements Running a responsible and effective business Our full financial results and notes for the year 78 Chair's Governance statement 134 Statement of Directors' responsibilities 80 Board of Directors 135 Report of Independent Registered Public Accounting Firm 82 Unilever Leadership Executive (ULE) 150 Consolidated financial statements Unilever Group 84 Corporate Governance statement 154 Notes to the consolidated financial statements 95 Report of the Nominating and Corporate 214 Group Companies Governance Committee 225 Shareholder information – Financial calendar 100 Report of the Audit Committee 226 Additional Information for US Listing Purposes 105 Report of the Corporate Responsibility Committee 109 Directors' Remuneration Report Online About this Annual Report You can find more information about Unilever online at Unilever Annual Report on Form 20-F 2022 www.unilever.com This document is made up of the Strategic Report, the Governance Report, the Financial Statements and Notes, and Additional Information for US Listing Purposes. The Unilever Group consists of Unilever PLC (PLC) together with the companies it controls. The terms ‘Unilever’, the 'Company', the ‘Group’, ‘we’, ‘our’ and ‘us’ refer to the Unilever Group. Our Strategic Report, pages 1 to 76, contains information about us, how we create value and how we run our business. It includes our strategy, business model, market outlook and key performance indicators, as well as our approach to sustainability and risk. The Strategic Report is only part of the Annual Report and Accounts 2022. The Strategic Report has been approved by the Board and signed on its behalf by Maria Varsellona – Chief Legal Officer and Group Secretary. Our Governance Report, pages 77 to 131, contains detailed corporate governance information, our Committee reports and how we remunerate our Directors. Our Financial Statements and Notes are on pages 133 to 213. The Directors’ Report of PLC on pages 2 to 4, 6 to 34, 39 to 42, 62 to 64, 70 to 71, 78 to 108, 110 to 112, 167, 172, 186-192, 195, 204, 224 to 225, 228 and 233 has been approved by the PLC Board and signed on its behalf by Maria Varsellona – Chief Legal Officer and Group Secretary. Pages 226 to 235 are included as Additional Information for US Listing Purposes. For more about our sustainability activities and performance visit www.unilever.com/planet-and-society The Unilever Annual Report on Form 20-F 2022 along with other relevant documents can be downloaded at www.unilever.com/investors/annual-report-and- accounts References to information on websites in this document are included as an aid to their location and such information is not incorporated in, and does not form part of, this document. Any website is included as an inactive textual link only. In this report

Unilever is one of the world’s largest consumer goods companies with a portfolio of leading purposeful brands, an unrivalled presence in future growth markets, and a determinedly commercial focus as a sustainable business. We are creating value for our multiple stakeholders through the clear investment choices we have made in our Compass strategy which, along with our step-up in operational excellence, are improving the consistency and competitiveness of our performance. 2022 has been a year of significant change for Unilever. Our new Compass Organisation is designed to make us faster and simpler, more category-focused, and more accountable as a team. This Annual Report tells the story of 2022 through our five new Business Groups. It is a story of strong growth as we build towards our vision of demonstrating that sustainable business delivers winning performance. 2022 financial highlights Turnover Operating margin Dividends paid €60.1bn 17.9% €4.3bn 2021: €52.4bn 2021: 16.6% 2021: €4.5bn Underlying sales growth(a) Underlying operating margin(a) Free cash flow(a) 9.0% 16.1% €5.2bn 2021:4.5% 2021:18.4% 2021: €6.4bn For more details, see our Group Financial Review on pages 10 to 11. (a) Underlying sales growth, underlying operating margin and free cash flow are non-GAAP measures. For further information about these measures, and the reasons why we believe they are important for an understanding of the performance of the business, please refer to our commentary on non-GAAP measures on pages 54 to 59.

We are home to 400+ brands – and proud that around 3.4 billion people use our products every day. How we create value through our business model Our multi-stakeholder business model recognises the importance of the relationships and resources that we depend on across our value chain – from the ingredients we source to the products we sell in over 190 countries. Powered by our people 127,000 No1 Our diverse and talented people are the heartbeat of Unilever – when they thrive, our business thrives. We have created a high-performance growth culture which is human, purposeful and accountable. Employees in around 100 countries FMCG employer of choice for graduates and early career talent in 16 out of our 20 biggest markets Cutting-edge insights 1.5bn+ 3m Consumer and customer insights are the lifeblood of our business. We use technology and data to understand how people live, buy and use our products, giving us a competitive edge. Consumer data touchpoints delivering 300m+ personalised digital experiences Consumers engaged annually through our engagement platforms Impactful innovations €908m €1.7bn Our team of passionate scientists and researchers create innovations behind the products and experiences our consumers love, which in turn drives growth for our business. Spend on Research and Development Incremental turnover from innovations Unilever at a glance 2 Unilever Annual Report on Form 20-F 2022 | Strategic Report – About Unilever

Resilient supply chain 52,000 €41.3bn We source ingredients and raw materials from over 150 countries. Working in partnership with our suppliers is critical to our future growth and sustainability performance. Suppliers we work with Spend on raw materials and services World-class manufacturing 280 -68% Our factories are the engine room of the business, where our products are made – and where we prioritise above all else safety, quality and sustainability. Factories operated by Unilever(a) Reduction in GHG emissions from energy and refrigerant use in our operations since 2015 Agile customer operations 500 25m Our customer operations team coordinates distribution and logistics to ensure that products leave our factories and warehouses, and find their way to the many millions of customers who sell them – in-store and through digital channels. Logistics warehouses occupied by Unilever Customer orders processed annually Effective and purposeful marketing €7.8bn 14 We invest in marketing and advertising to make our brands memorable and appealing. Our research shows that brands with purpose, coupled with product superiority, can unlock accelerated growth. Spend on Brand and Marketing Investment All numbers relate to 2022 reporting period. (a) We also work with approximately 1,000 collaborative third-party manufacturing sites to meet changing consumer demand (including 82 dedicated to Unilever). Unilever brands in the top 50 most chosen FMCG brands globally(b) (b) Based on market penetration and consumer interactions (Kantar Brand Footprint report 2022). Unilever Annual Report on Form 20-F 2022 | Strategic Report – About Unilever 3

Our Vision is to deliver winning performance by being the global leader in sustainable business. Our Financial Framework Consistent and competitive growth driving top tier Total Shareholder Return. Where to play Build a high growth portfolio across five Business Groups Beauty & Wellbeing* Personal Care Home Care Nutrition Ice Cream Win with our brands, powered by superior products, innovation and purpose Win with differentiated science & technology Improve the health of the planet Improve people’s health, confidence and wellbeing Contribute to a fairer, more socially inclusive world Accelerate in key markets USA, India and China Leverage emerging market strength Lead in the channels of the future Accelerate digital commerce Win with top customers Drive category value * Including Prestige Beauty and Health & Wellbeing How to win Operational Excellence through the 5 Growth Fundamentals Global Leader in sustainable business A growth-focused and purpose-led organisation and culture Purposeful brands Drive climate action to reach net zero Drive greater category focus and expertise Improved penetration Reduce plastic as part of waste-free world Leverage power of Unilever-wide capabilities Impactful innovation Regenerate nature and agriculture Unlock speed and agility of a digitally enabled organisation Design for channel Raise living standards in our value chain Be a beacon for equity, diversity and inclusion Fuel for growth The Unilever Compass Strategy for Sustainable Growth 4 Unilever Annual Report on Form 20-F 2022 | Strategic Report – About Unilever

Our Compass Organisation Unilever Corporate Centre A lean global ‘One Unilever’ team which sets global strategy, provides functional expertise and sets standards across all Business Groups and Business Units. Beauty & Wellbeing See pages 12-14 Purpose. Science. Desire. Key categories: €12.3bn 20% 24% Hair Care Health & Wellbeing Prestige Beauty Skin Care Turnover of Unilever turnover of Unilever underlying operating profit Personal Care See pages 15-17 Asserting our Leadership. Key categories: €13.6bn 23% 28% Deodorants Oral Care Skin CleansingTurnover of Unilever turnover of Unilever underlying operating profit Home Care See pages 18-20 Clean Home. Clean Planet. Clean Future. Key categories: €12.4bn 21% 14% Fabric Cleaning Fabric Enhancers Home & Hygiene Water & Air Turnover of Unilever turnover of Unilever underlying operating profit Nutrition See pages 21-23 A World-class Force for Good in Food. Key categories: €13.9bn 23% 25% Dressings Functional Nutrition Healthy Snacking Plant-Based Meat Scratch Cooking Aids Tea Turnover of Unilever turnover of Unilever underlying operating profit Ice Cream See pages 24-26 Happy People, Happy Planet, Winning Smiles. Key categories: €7.9bn 13% 9% Ice Cream (in-home and out-of-home) Turnover of Unilever turnover of Unilever underlying operating profit Unilever Business Operations The operational backbone of Unilever which combines our supply chain expertise, technology and enterprise services to transform the way our business operates and how it is experienced by our customers and consumers. Business Operations aims to be a powerhouse of excellence in processes, execution and digital capability that enables our Business Groups to win through cost-efficient, resilient, user-centric and sustainable operations. Unilever Annual Report on Form 20-F 2022 | Strategic Report – About Unilever 5

Nils Andersen Chair Performance Unilever delivered a very good all-round performance in 2022, among the best in the consumer goods sector. Top-line growth was strong, in a very challenging macroeconomic environment, with underlying sales up by 9.0%. The decision to introduce price increases responsibly, but early, in the wake of record high input cost inflation proved to be strategically correct. It enabled the Company both to protect the overall shape of its performance and continue to invest in the long-term drivers of growth, including – very importantly – brand and marketing investment and R&D. The relatively limited impact of such significant price increases on the volume of Unilever’s sales is a measure of how well the Company’s brands are regarded by consumers around the world. It also reflects the operational excellence shown by the Company’s supply chain and sales force operations. On the bottom line, underlying operating profit improved slightly to €9.7 billion, despite a decline in operating margin as a result of the very large increases in material inflation, not all of which could be offset by increased prices and higher savings. As part of our commitment to deliver shareholder value, we announced in 2022 a €3 billion share buyback programme, to be completed over the course of 2022 and 2023. The first two tranches were delivered during 2022, worth a total of €1.5 billion. We also continue to offer shareholders a consistent and attractive dividend, with a total of €4.3 billion paid out in dividends in 2022. The world hasn’t got any easier to navigate since the challenges of the Covid pandemic and the results for 2022 are testament to Unilever’s resilience and to the strength and quality of its brands. Portfolio transformation The strategic focus over recent years on Unilever’s core brands, priority markets and key channels has contributed significantly to the step-up in performance. The improvement is also a measure of the actions taken to sharpen Unilever’s portfolio. Over the last five years, 17% of the Company’s portfolio of brands has been rotated out of slower growing categories and into newer and expanding parts of the market. The completion last year, for example, of the sale of the Tea business to CVC Partners is helping to transform the growth profile of Unilever’s Nutrition business, allowing for an even stronger focus on Scratch Cooking Aids and Dressings, and on building the Company’s presence further in the fast-growing area of plant-based foods. Consumer healthcare – another accelerating category – is also an area of keen interest. Our exchanges at the beginning of last year with GSK and Pfizer about acquiring their consumer healthcare arm have been well documented and commented upon. Investors let it be known that they would not welcome a move of that size or scale. The Board listened carefully to the concerns and made clear that we do not intend to pursue any large-scale acquisitions in the foreseeable future. Instead, we have continued to follow our strategy of building Unilever’s presence in consumer healthcare through bolt-on acquisitions and organic growth. Good progress was made on both fronts last year. Our Health & Wellbeing business continued to deliver strong organic growth, but was also complemented during the year by the acquisition of Nutrafol, a leading hair wellness brand. Members of the Board were pleased to meet with the founders of Nutrafol in New York last summer and were encouraged to hear first-hand about the exciting potential the brand has for expansion. Like Prestige Beauty, Health & Wellbeing is now a €1 billion+ business, enjoying double-digit growth. As such, these two relatively new businesses are making a meaningful contribution to Unilever’s turnover. They show what can be achieved in attractive sectors of the market through a judicious mix of selective acquisitions and good organic growth. This approach is serving Unilever well and will continue to guide the Company’s portfolio strategy. New Compass Organisation Last year saw a complete redesign of Unilever’s organisational model. The move away from an increasingly complex matrix structure to a more agile and accountable model based around five Business Groups – with responsibility for developing strategy and delivering results – was strongly supported by the Board. This new Compass Organisation represents a major change to the way the Company operates. It has the potential to make Unilever a simpler and more transparent business, more expert in its categories and more responsive to fast-changing market dynamics. The speed and professionalism with which such a large-scale – and potentially unsettling – change was introduced is a tribute to all those concerned. To have made the change while keeping the business operating and performing at a time of huge market volatility adds to the sense of achievement. While it will take time to fully bed down – and will inevitably continue to evolve – the Board is confident that the new organisation provides a strong and enduring base on which Unilever can move forward. We were pleased to see how well the new organisation is working in practice during a visit at the end of last year to South East Asia. Board members spent time in Singapore, Indonesia and Vietnam, reviewing the businesses there with the heads of the five regional Business Units. The increased speed of decision-making – and the energy this is releasing within the business – was very apparent. South East Asia is an important region for Unilever and so the Board was reassured not only to see how well the new organisation is working, but also how strongly the region itself is bouncing back after the challenges of recent years. During our time in Singapore – one of Unilever’s main strategic hubs – we also reviewed the global Business Units helping to support and drive Unilever’s growth. This included Unilever International, an export-driven business which in just ten years has become one of the Company’s fastest-growing units, generating sales of more than one billion euros a year. Chair's statement 6 Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year

Board composition and succession In July, we were pleased to welcome to the Board, Nelson Peltz, whose Trian Partners investment firm is one of Unilever’s top ten shareholders. Nelson has also joined the Compensation Committee. A business figure of international repute, Nelson brings a wealth of experience to Unilever, particularly in consumer goods, where he has served on the boards of many of the sector’s leading companies. In September, our CEO Alan Jope, announced his intention to retire from Unilever in 2023 after 38 years with the business, nearly a third of them spent on the Unilever Leadership Executive. Alan has given wonderful service and leadership to Unilever during an exemplary career and the Board has thoroughly enjoyed working with him. After an extensive global search, we were delighted to announce that Hein Schumacher will become the new CEO of Unilever from 1 July 2023. Hein is currently CEO of Royal FrieslandCampina, the global dairy and nutrition business. Since October 2022, Hein has also served as Non-Executive Director on the Unilever Board, following a search process that originally began in 2021. Hein has an excellent track record of delivery in the global consumer goods industry. He brings exceptional strategic capabilities, proven operational effectiveness, and strong experience in both developed and emerging markets. The Board is looking forward to working with him as CEO as we work to realise the full potential of Unilever to the benefit of all our stakeholders. Looking ahead It is clear that 2023 is going to be another challenging year for the world economy, with the very real prospect of a global recession. We don’t know exactly what impact this will have on consumer spending, but we need to be ready. That means continuing to price responsibly and expertly, while also being sure to manage the necessary trade-offs between pricing, operating margin and competitiveness. The Company met this challenge well in 2022 and the Board is confident that Unilever has the resilience to ride out these inflationary storms and emerge stronger. The priority in 2023 will be to drive organic top-line growth, while continuing to invest competitively behind the Company’s world-leading brands. The recent sharpening of the strategy and the changes to the organisational structure will certainly stand the business in very good stead. The extraordinary events of the last few years have presented enormous challenges in running a business operating in every corner of the globe. The Board is grateful to the management team for the very capable way in which they have led the business through this tumultuous period, and we are full of admiration for the Company’s 127,000 employees, who – despite the challenges – have delivered a strong year for Unilever and its stakeholders. Section 172 statement Under Section 172 of the UK Companies Act 2006 (‘Section 172’) directors must act in the way that they consider, in good faith, would be most likely to promote the success of their company. In doing so, our Directors must have regard to stakeholders and the other matters set out in Section 172. Pages 62 to 63 and 87 comprise our Section 172 statement. Pages 62 to 63 of our Strategic Report identifies our key stakeholders and provides examples of how the business engaged them during 2022, with cross references to the Review of the Year section for more detail. Page 87 of our Governance Report details how our Directors have taken steps to understand the needs and priorities of these stakeholders when setting Unilever’s strategy and taking decisions concerning the business, including by direct engagement or via their delegated committees and forums. The relevance of each stakeholder group may vary depending on the matter at hand. Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year 7

Alan Jope Chief Executive Officer Q. 2022 was a very volatile year for the world economy. How did this impact Unilever’s business? I would characterise 2022 as another volatile year, following two extraordinary years in 2020 and 2021. Indeed, it was instructive to see one renowned dictionary, Collins, declare ‘permacrisis’ to be word of the year in 2022, defined as ‘an extended period of instability and insecurity’. Certainly, the evidence of instability was all around us. Lockdowns arising from the Covid pandemic continued to cast a pall over parts of the world, notably China, home to Unilever’s third-largest business. The damage and disruption from the effects of climate change reached new levels. According to one report, 10 climate-related disasters each caused more than $3 billion of damage. And the Russian government’s brutal and senseless invasion of Ukraine not only brought war to Europe – and untold suffering to the people of Ukraine – but also amplified an emerging global energy crisis. The most obvious – and damaging – economic consequence of these events for Unilever was soaring material costs, stoking inflation to levels not seen since the 1980s. Unilever’s own material cost inflation reached €4.3 billion in 2022 – more than twenty times what we would normally expect to see. At a time when consumers are under huge strain, increasing prices to cover such a large spike in costs needs to be done sensitively, and responsibly. Pricing also needs to be complemented with higher levels of productivity savings and efficiencies, thereby protecting the Company’s ability to invest in growth. Despite the uncertainties of the last year, I do believe we struck the right balance when it came to managing pricing, savings, and investment. Q. Given this backdrop, how do you assess the Group’s performance in 2022? Overall, it was a strong performance. Growth was our number one priority and we delivered Unilever’s fastest rate of growth for many years, with underlying sales up 9.0%. Although this was driven by strong pricing action – with price growth of 11.3% – the impact on volume growth was modest (down 2.1%). This speaks to the strength of our brands, as well as to the quality of our execution in the markets, something we have worked hard to step-up over recent years. Our strong underlying performance, combined with the impact of currency movements (+6.2%), meant Unilever’s turnover was up by 14.5%, crossing €60 billion for the first time. Importantly, growth was broad-based across our five Business Groups. It was driven by a strong performance from our biggest brands. With the addition last year of Lifebuoy and Comfort, we now have 14 brands with a turnover of more than one billion euros. Together these brands grew 10.9% last year and now represent a healthy 53% of Unilever’s business. We also benefited from our strong presence in emerging markets, which experienced a resurgence after the challenges of recent years. Although some markets, like Indonesia, remained under pressure and China continued to be held back by prolonged Covid lockdowns, in aggregate our emerging market businesses grew 11.2%. This included strong performances in the Unilever heartlands of South Asia, South East Asia, and Latin America. On profitability, despite the huge increase in our total costs – only three-quarters of which was recovered through pricing – we delivered an underlying operating margin of 16.1%, in line with our guidance. Our absolute underlying profit was up slightly, to €9.7 billion. Free cash flow was €5.2 billion – a very robust performance in the circumstances. Q. As you look back, what were you most encouraged about in 2022 and what didn’t go as well as you would have hoped? We delivered a strong set of results in 2022, but it is the quality – and consistency – of our performance that gives most cause for encouragement, and in particular the extent to which it reflects our strategic choices. Under the Unilever Compass for Sustainable Growth (pages 4 to 5), we have set out the categories, brands, markets and channels that are key to Unilever’s success and which we are prioritising for investment and growth. In each case, we are making real headway. For one, we have a stronger, sharper portfolio. Recent acquisitions and disposals have helped to position Unilever more effectively in faster-growing parts of the market, including in Prestige Beauty and Health & Wellbeing. Our top brands are in great shape, growing well above the Unilever average and at rates not seen for many years. Our three biggest markets – the US, India and China – performed well in very different market conditions. And under our channel strategy, we are capturing more than our share of the explosion in digital commerce, which now represents 15% of Unilever’s business and grew last year by 23%. In short, the Unilever Compass for Sustainable Growth is proving to be a winning strategy, one that is backed up, operationally, by a considerable step-up in the quality of our execution in the marketplace. In terms of what could have gone better, the leaking of private exchanges with GSK and Pfizer about a potential acquisition of their consumer healthcare business perturbed many investors, who questioned the size and timing of a deal. Even though we moved on quickly from the episode – ruling out large-scale acquisitions for the foreseeable future – we recognise that rebuilding confidence among shareholders takes time. We are committed to doing that and have engaged extensively with investors over the last year on how we intend to drive value through changes to our portfolio and organisation, as well as through an increased focus on operational execution. Q. Last year saw the revamping of Unilever’s organisational model. What impact do you expect the new Compass Organisation to have on business performance? The scale of the change introduced last year is hard to overstate. This was the biggest shake-up in Unilever’s way of operating for many years. It was driven by the recognition that Chief Executive Officer's statement 8 Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year

competing in today’s fast-paced and fragmented marketplace – where consumers have more choice and higher expectations – demands greater levels of category expertise and responsiveness. Our five Business Groups are the centrepiece of the new organisation. They are: Beauty & Wellbeing, Personal Care, Home Care, Nutrition, and Ice Cream. These are each sizeable businesses, catering to distinct consumer and customer needs and operating in very different channels. The Business Groups have the freedom to set their own strategies and allocate resources, bringing new levels of speed and focus to the way Unilever operates. Crucially, the model is also founded on leveraging the power and scale of ‘One Unilever’ through our highly skilled Unilever Business Operations team – the systems backbone of the Company – as well as through the expertise provided by a lean Corporate Centre. It is still early days. We are a few months into a transformation that will take place over two years. However, there is a lot of enthusiasm for the changes among our increasingly empowered teams. There are also many examples (featured in other parts of this report) of faster and more effective decision- taking. We are also delighted that the business performed very well in the quarters leading up to, and immediately after, the launch of the new model on July 1 2022. In short, the new Compass Organisation represents a modern, fit-for-purpose operating model that will enable Unilever to compete even more effectively in the years ahead. Moreover, by structuring the business around five Business Groups – each with the potential to grow above Unilever’s historic average – we are confident that the new organisation can help to accelerate Unilever’s rate of growth. Q. How are you progressing towards your vision of making Unilever the global leader in sustainable business and demonstrating how this drives winning performance? Our commitment to sustainability comes with an unwavering determination that it contributes to strong value-creation. It was good to see a number of leading surveys rank Unilever as the global leader in sustainability again last year, most notably the GlobeScan SustainAbility Leaders Survey, the largest of its kind. We were also pleased to top the Responsibility 100 Index, a considered assessment of how FTSE 100 companies are living up to their sustainability commitments. However, while these surveys cement Unilever’s reputation as a leader in sustainability, the real test comes in being able to commercialise the investments we have made and show that sustainable business is a pathway to better performance. The business case relies on being able to demonstrate four things – that sustainable business drives growth, reduces cost, lessens risk and acts as a magnet for talent. On each of these dimensions, there is mounting evidence to support the case: ■ On growth, our own experience confirms that purpose is a catalyst for growth when it builds on the prerequisites of great product performance and good value. The performance of some of our largest and most purposeful brands, such as Hellmann’s, OMO and Rexona which all grew double-digit in 2022, supports this. ■ On cost, while we often have to invest to drive the transition to a sustainable business, cost efficiencies are increasingly visible. Since 2008, we have avoided costs of around €1.5 billion from energy and water efficiency measures in our factories.  ■ On risk, for a business whose operations are reliant on water – and where nearly 40% of manufacturing sites are in water- stressed areas – it makes business sense to have water stewardship programmes in the most affected areas, like India, where 1.9 trillion litres of water have already been conserved. ■ And, finally, on talent, internal surveys show that our commitment to purposeful business is a key factor in why high-performing people stay with the Company. It also helps to explain why we are the industry employer of choice in 16 of our top 20 markets. To strengthen the business case further and provide greater focus to our sustainability efforts, we have called out four areas that will define our corporate priorities in the period ahead: accelerated action on climate change; reducing our plastic footprint; regenerating nature and agriculture; and raising living standards in our value chain, including through the implementation of a living wage. See pages 32 to 41 for further details of our progress. While increasing numbers of people acknowledge the correlation between sustainable business and improved performance, some are yet to be convinced. The onus remains firmly on us to go on making the case and demonstrating the connection. Q. Looking ahead, how do you assess the external trading environment and what are your key priorities for the business in 2023? Unfortunately, we expect the lack of macroeconomic stability to continue into 2023, and while inflationary pressures are likely to ease later in the year, inflation will remain at historically high levels for some time to come, with all the attendant consequences for consumer confidence and spending. We are not daunted by this. As we demonstrated last year, Unilever is a resilient business, well versed to operating in volatile and high inflation markets. We have a clear set of priorities and objectives to guide us. Growth will be our number one priority, driven by investments in the key elements of Unilever’s compounding growth model – brand support, R&D and capital expenditure. With cost pressures remaining at historically high levels, our focus will be  on striking the right balance of price increases and savings delivery, commensurate with protecting our volumes and improving Unilever’s competitiveness. We will go on navigating these challenging conditions while putting in place the strategic, operational and organisational pillars necessary for long-term success and value creation. We had a strong end to last year and are firmly fixed on carrying that momentum into 2023. Despite the tough environment, we are cautiously optimistic. It is an optimism borne of the incredible efforts again last year of Unilever’s dedicated and hard-working employees, as well as the millions more who make up our extended value chain, who it has been the greatest honour to lead and work alongside. From a personal perspective, in my remaining time with the Company, I am determined to see through the important changes we have been making to Unilever, and which – increasingly – we see reflected in the Company’s performance. I will continue to work tirelessly to leave the business in good shape for my successor, Hein Schumacher, who I am confident will take Unilever to new heights in the years ahead. Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year 9

Strong sales growth and continued progress against strategy. The operating environment in 2022 was challenging from a geopolitical standpoint and saw record levels of inflation. We continued to serve consumers in these challenging times with our focus on operational excellence. We also rewired the organisation into a simpler, more category-focused operating model with sharper domain expertise and end-to -end accountability across our newly created five Business Groups – Beauty & Wellbeing, Personal Care, Home Care, Nutrition and Ice Cream. Growth and margins Against this backdrop, the Group generated turnover of €60.1 billion, operating profit of €10.8 billion, net profit of €8.3 billion and free cash flow of €5.3 billion during the year. Turnover increased 14.5% while underlying sales growth was 9.0%. There was a negative impact of 1.0% from acquisitions and disposals and a positive currency impact of 6.2% driven by strengthening of currencies in our key markets such as the US, Brazil, India and China. Growth was broad-based across each of our five Business Groups. Input cost inflation continued to accelerate and reached record levels in 2022. We stepped up our pricing action decisively, delivering underlying price growth of 11.3%, the highest in the past 10 years. This had, as expected, some negative impact on volumes, with underlying volume growth declining by 2.1%. Our one billion euro plus brands, accounting for 53% of Group turnover, delivered underlying sales growth of 10.9% (see page 11). Our digital commerce(a) sales footprint continues to grow and now represents 15% of our overall sales. The US and India, two of our key growth markets, grew at 8.0% and 15.6% respectively. China declined by 1.3% as it was affected by pandemic-related restrictions. In emerging markets, underlying sales grew by 11.2%, with a 13.5% contribution from price and volumes down by 2.0%. South Asia grew strongly through both price and volume. High inflation in Latin America led to high pricing action and volume contraction. China declined slightly as it was affected by pandemic-related restrictions. South East Asia achieved double-digit price growth with flat volumes. Turkey delivered high single-digit volume growth in a very inflationary environment. Developed markets underlying sales grew by 5.9%, with 8.4% from price and (2.3)% from volumes. Volumes declined in Europe and North America in the wake of the pricing action. North America also faced service issues due to labour shortages across factories. 2022 saw a step-up in growth underpinned by pricing agility, disciplined capital allocation and a more category-focused and accountable organisation. Graeme Pitkethly Chief Financial Officer Operating profit was €10.8 billion which included €2.3 billion of profit from the sale of our Tea business(b) and €1.2 billion of other non-underlying items, the most significant being restructuring costs of €0.8 billion including costs related to the setup of the new organisation structure. Underlying operating profit was €9.7 billion, up 0.5% versus the prior year. Underlying operating margin decreased by 230bps. Gross margin decreased by 210bps reflecting the significant inflation in raw material, packaging, processing and distribution costs globally. We continued to invest behind our brands with a step-up in brand and marketing investment of €0.5 billion in constant exchange rates, contributing 10bps to underlying operating margin. Overheads increased by 30bps largely due to investments in capabilities to drive growth and increased scale of our Prestige Beauty and Health & Wellbeing businesses. Cash, capital allocation and earnings We generated free cash flow of €5.2 billion, including €0.3 billion of tax paid relating to the separation of the Tea business. This represents cash conversion of 97%. We announced a share buyback programme of €3 billion to be completed over 2022-23. We completed the first two tranches during the year and repurchased shares worth €1.5 billion. Dividend payments were maintained in line with prior year at €4.3 billion. Diluted earnings per share were €2.99, a 29% increase versus prior year. Excluding the impact of the gain on disposal of our Tea business and other non-underlying items, underlying earnings per share were €2.57, a reduction of 2.1% versus the prior year. The reduction was driven by higher finance cost on the back of increasing interest rates and a higher tax charge due to country mix and other one-offs. This was partially offset by a reduction in number of shares as a result of the share buy-back programme. Portfolio reshaping We continued on our journey of pivoting the portfolio towards higher growth businesses. On 1 July 2022, we completed the sale of our global Tea business to CVC Capital Partners Fund VIII for €4.5 billion on a cash-free, debt-free basis. Our recent acquisitions, Paula’s Choice and Nutrafol, which we acquired in 2021 and 2022 respectively, stepped up our presence in the high growth spaces of Prestige Beauty and Health & Wellbeing. More details on acquisitions and disposals are in note 21 on pages 198 to 201. Looking ahead We have confidence that our strategic priorities and our new simpler category-focused organisation position us well to deliver sustainable long-term growth and shareholder value. (a) Digital commerce sales are defined as online sales made by Unilever to our consumers or customers either directly or through platforms as well as an estimate of our brands' sales through our customers' own websites. (b) Excluding our Tea business in India, Nepal and Indonesia and our interests in the Pepsi Lipton ready-to-drink Tea joint ventures and associated distribution businesses. Group Financial Review 10 Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year

Unilever Group performance highlights Turnover Underlying sales growth Contribution of our €1bn+ brands 10.9% Underlying sales growth 53% of Unilever turnover Operating margin Underlying operating margin Free cash flow Diluted earnings per share Underlying earnings per  share 17.9% 16.1% €5.2bn €2.99 €2.57 2021: 16.6% 2021: 18.6% 2021: €6.4bn 2021: €2.32 2021: €2.62 Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year 11

We are a global player in the fast-growing beauty, health and wellbeing market. Our Business Group is home to global brands like Dove and Vaseline, as well as our Prestige Beauty and Health & Wellbeing brands which include Paula's Choice and Liquid I.V. Highlights Our Hair Care and Skin Care categories delivered price-led growth with modest decline in volumes. Health & Wellbeing and Prestige Beauty grew double-digit. Continued focus on scaling superior science and technology through our brands. Acquired a majority stake in Nutrafol, building on our expertise in beauty and hair. Beauty & Wellbeing performance Turnover Turnover growth Operating margin €12.3bn Underlying sales growth Underlying operating margin Business Group Review: Beauty & Wellbeing Beauty & Wellbeing 12 Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year

Purpose. Science. Desire. Beauty & Wellbeing represents 20% of Unilever’s total turnover and 24% of its underlying operating profit. We are focused on delivering high growth across four key categories and investing in portfolio transformation. We have a strong Hair Care portfolio which is contesting for global leadership and our Skin Care portfolio is particularly strong in Asia. Our newest categories are Prestige Beauty and Health & Wellbeing, both of which have a strong presence in the US with potential for global expansion. Our Business Group strategy is inspired by a simple but powerful mantra: ‘Purpose. Science. Desire.’ This means creating purposeful and meaningful brands that positively impact people and planet, using cutting-edge science and technology for superior products, and increasing the desirability of our brands to make them relevant and timeless. We believe that the combination of all three will help us unlock consistent growth and competitiveness. Several industry trends are informing our strategy including the demand for authenticity and inclusive beauty, consumers continued search for science-backed hero products that deliver transformational results, and the blurring of 'beauty' and 'wellbeing'. All of these trends drive premiumisation and make the economics of digital commerce and specialist channels attractive. Growing our global brands Our core global Hair Care and Skin Care brands, which include Dove, Vaseline, Sunsilk, CLEAR, TRESemm&eacute;, Pond's and Glow & Lovely, make up half of our turnover and are key to accelerating value creation. We are focused on growing these brands by channelling investment to our most important markets. This year we launched several new premium lines, supported by superior science and technology, and we are now scaling these leading technologies through our brands. Dove Hair Therapy, for example, is now available in multiple markets globally and includes patented Fibre Shield Advance Repair technology that delivers superior conditioning, surface repair and protection. And our Vaseline brand's Gluta-Hya range, which includes day and night protect and repair variants, has been successful in a number of South East Asian markets. We are working closely with our retail partners to strengthen our strategic category partnerships. For example, in the US we have been selected as a Walmart ‘Category Captain’ across several Hair Care subcategories in order to help accelerate their overall category growth. The new Compass Organisation has empowered our Business Group to make strategic choices which improve growth and profitability of our brands. For example, we have been able to remove cost from the business by reducing more than 200 fragrances used across our shampoos. In 2022, we invested in our fastest-growing brands and markets, setting a strong foundation for us to deliver consistent growth ahead of the market in four categories, while shifting our portfolio into premium products and fast-growing channels.ke Faber Fernando Fernandez President, Beauty & Wellbeing Scaling Prestige Beauty and Health & Wellbeing Another key part of our transformation is scaling our Prestige Beauty and Health & Wellbeing categories which include many of our recently acquired businesses – the result of a disciplined and selective approach to capital allocation. Our Prestige Beauty brands contributed €1.2 billion in turnover in 2022. The Unilever Prestige Beauty skincare and colour cosmetics portfolio in the US has been growing at twice the market rate. Digital commerce has been growing strongly, accounting for about half of all Prestige Beauty portfolio sales. Our Prestige Beauty business in China grew strongly and is now our third- biggest Prestige Beauty market, with brands such as Hourglass performing well thanks to its launch in specialised beauty retailer, Sephora. Paula’s Choice continued its growth in direct-to-consumer channels, building on its successful launch into Sephora last year. Meanwhile, our Japanese rituals skin care brand Tatcha continued its expansion into new markets including the UK. Health & Wellbeing is a key growth space of the future, as consumers increasingly turn to vitamins, minerals and supplements (VMS). Our lifestyle-led, science-driven Health & Wellbeing brands contributed €1.3 billion in turnover. Liquid I.V. is our biggest Health & Wellbeing brand and the number one powdered hydration brand in the US. It continues to grow and has quadrupled in size since acquisition, thanks to strong retail partnerships and a step-up in marketing. Business Group Review: Beauty & Wellbeing Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year 13

OLLY also expanded its range in 2022 with new gut-friendly products, such as Fiber Gummy Rings and Keep it Movin'. In 2022, we acquired a majority stake in Nutrafol, a premium brand which offers a range of clinically tested, physician- formulated products designed to address thinning hair and compromised hair health for women and men. We are well placed to add value to this business, building on our expertise in beauty and hair. Leading on purpose Our consumers want brands that not only deliver great results, but that also promote inclusive beauty, healthy lifestyles and speak to their personal identities. Our biggest brand Dove has been driving a pioneering purpose agenda for a number of years – read more about Dove on page 17. Vaseline also has a long-term commitment to providing access to skin health care. This year, Vaseline created the award-winning 'See My Skin' database, in partnership with Hued and dermatologists of colour who understand melanin-rich skin care needs. Our other brands are continuing to place purpose and sustainability at the core of their propositions, often guided by their original founder’s social mission. Dermalogica, for example, is providing skills-based training, education and scholarships to maximise the growth potential of the professional skin therapists who work with the brand. And Shea Moisture – a vocal advocate for advancing economic equity through supporting Black entrepreneurship – continues to invest in securing a sustainable supply of organic shea butter, working with cooperatives in West Africa which empower women and their families. Read more about the work of Shea Moisture in its 'Wash, Wealth, Repeat' 2022 Impact Report. Performance in 2022 Turnover increased by 20.8%. Underlying sales growth was 7.8%. There was a net positive impact of 3.7% from acquisitions and disposals driven by Paula's Choice and Nutrafol, and a favourable currency impact of 8.1% driven by the strengthening of currencies in key markets such as India, China and the US. Our Hair Care and Skin Care categories delivered price-led growth with modest decline in volumes. Growth was competitive supported by a continued step-up in brand and marketing investments. Both Health & Wellbeing and Prestige Beauty grew double-digit. Health & Wellbeing’s growth was propelled by Liquid I.V., on the back of increased distribution and awareness. Prestige Beauty delivered another year of consistent and competitive growth despite a shift from digital commerce to bricks and mortar in 2022. Emerging markets led growth through pricing with a slight volume decline. Latin America and South Asia grew double- digit. North Asia declined marginally driven by the Covid lockdowns in China, which ended in December 2022. Developed markets grew single-digit with North America leading the growth driven by premium portfolio and digital commerce. Europe grew modestly through price, while volumes declined as the competition increased in Hair Care. Operating profit was €2.2 billion, which was flat compared to the prior year despite record high inflation and a step-up in brand and marketing investment. This was driven by a focus on savings and positive mix as the contribution of gross margin- accretive Prestige Beauty portfolio increased. Non-underlying items were €138 million, mostly driven by restructuring spends. Underlying operating profit increased slightly to €2.3 billion. €1.2bn Turnover from Prestige Beauty brands. Business Group Review: Beauty & Wellbeing 14 Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year

We are one of the world's leading Personal Care businesses by turnover, with a portfolio of strong global brands such as Dove, Rexona, Lux and Pepsodent that deliver personal hygiene, self-care and confidence to consumers all over the world. Highlights Skin Cleansing grew high single- digit with strong pricing offset by volume decline. Deodorants held volumes despite robust pricing, delivering double- digit growth. Oral care grew high single-digit driven by pricing. Stepped up innovation execution, focusing on our biggest global brands. Personal Care performance Turnover Turnover growth Operating margin €13.6bn Underlying sales growth Underlying operating margin Business Group Review: Personal Care Personal Care Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year 15

Asserting our Leadership. Personal Care represents 23% of Unilever’s total turnover and 28% of underlying operating profit. We are organised to deliver growth through three key categories and seven core brands, which represent the majority of Personal Care's turnover. We have global market-leading positions in Skin Cleansing and Deodorants, and in Oral Care we are number four globally. Consumers are now looking for better defences against lifestyle and environment challenges as well as products which offer additional functional benefits – such as enhanced protection against odour and wetness, body hygiene and care, and protection against tooth decay. Our Personal Care strategy harnesses our world-class innovation capabilities to meet these needs, aiming to deliver superior products and experiences, which are accessible to the mass consumer market. Our new structure enables us to take decisive actions to unlock funds which are reinvested into the business for profitable growth. For example, we have significantly streamlined how we work with collaborative third-party manufacturers. Making our portfolio more premium Innovation is key to growing our category leadership position and underpins our approach to premiumisation. This year, we stepped up our innovation execution, focusing on our biggest global brands. Rexona is an example of our innovation and epitomises this approach. Following a successful launch last year, its patented 72-hour non-stop sweat and odour protection deodorant – the first of its kind – is now available in 46 markets thanks to a concerted marketing campaign emphasising product superiority. This helped the brand grow double-digit in 2022. We see a big growth opportunity in the area of beauty enhancing products with the wide availability of cutting-edge beauty ingredients and crossover of skincare regimes into daily personal care routines. We are well placed to lead in this trend with our brands and through products such as Dove Even Tone antiperspirant deodorant which offers 48-hour sweat and odour protection, as well as helping to restore underarm skin to its natural tone. We believe Skin Cleansing has growth potential in both developed and emerging markets – powered by our largest brands such as Dove, which relaunched Dove Body Wash with microbiome nutrient serum. In India, our focus this year has been on strengthening our premium Lux range – such as soap bars for glowing skin, enriched with vitamin E and jasmine extract. We are also premiumising our Skin Cleansing portfolio in China through liquid formats such as the relaunched Lux Botanicals Body Wash, offering 24-hour long-lasting fragrance, as well as self-foaming body cleansers and bath products. Growing with our customers The biggest channels for our Personal Care business are hypermarkets and supermarkets in developed markets, and smaller proximity stores in emerging markets which serve local neighbourhoods. We partner with our key customers to create category growth opportunities through these channels. Dove, for instance, has been working with retailers to commercialise its purpose agenda, bringing its pioneering work on self- esteem and inclusion into stores and online. Sales through digital commerce grew 21.7% and accounted for 12.6% of Personal Care turnover. China is our biggest digital commerce business with 52% of sales through digital commerce platforms and video-sharing apps – driven by a focus on our premium Skin Cleansing brands, Dove and Lux. Personal Care is a large and attractive market, in which we hold strong leading positions with some of the most powerful brands in the industry. Fabian Garcia President, Personal Care Business Group Review: Personal Care 16 Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year

Making a positive impact Our biggest brands combine product superiority and strong purpose agendas with high consumer appeal. Lifebuoy is one of several brands which has a long track record of improving health and wellbeing through large-scale targeted interventions. In 2022, it reached 647 million people through powerful TV commercials that are proven to help improve hand hygiene behaviour. These complement Lifebuoy’s long- standing behaviour-change programmes that are reaching children and mothers at scale in around 30 countries. Lifebuoy now also gives consumers in Asia access to free consultations with doctors and health advice via digital telehealth apps on their smartphones. Pepsodent has a long-term commitment to promoting toothbrushing. This expanded in 2022 with the launch of its teledentistry initiative in Indonesia and Vietnam, offering access to free dental advice and dentist consultations via mobile. Meanwhile, our Rexona brand's Breaking Limits programme is taking an inclusive approach to sport and physical activity to build young people’s confidence to move more. It is now live in five of our key markets. For nearly two decades, Dove has been providing pioneering body confidence programmes for young people around the world that have been proven to have a positive impact on self-esteem. Dove is now using digital channels to expand its reach and this year launched the Real Virtual Beauty Coalition to encourage developers to create a healthier, more diverse representation of women and girls in video games. We are also addressing a number of important issues as part of Unilever's wider environmental agenda – including plastic packaging (pages 32 to 33), climate change (page 37), sustainable palm oil (page 32), and protecting and regenerating nature (page 32). Performance in 2022 Turnover increased by 15.9%. Underlying sales growth was 7.9%. There was a favourable currency impact of 7.4% driven by the strengthening of currencies in key markets such as the US, Brazil, India and China. Skin Cleansing grew high single-digit with strong pricing offset by volume decline. Growth was broad-based across markets and brands, further strengthening market leadership. Deodorants held volumes despite robust pricing, delivering double-digit growth, with continued premiumisation and higher brand and marketing investment. Oral care grew high single-digit driven by pricing. Elida Beauty declined volumes in the face of pricing action and supply constraints. Dollar Shave Club, whilst marginally profitable, continued to decline in a competitive market. Emerging markets grew double-digit on the back of decisive pricing action, with competitors now catching up. In developed markets, North America grew mid-single-digit with declining volumes, despite service challenges as multiple resilience actions such as alternative sourcing and factory efficiency enhancements were rolled out at speed. Europe grew by mid-single-digit driven by pricing, with volumes declining as consumers were hit hard by very high inflation levels. Operating profit was €2.3 billion, a decrease of 3.1% compared to the prior year. Non-underlying items were €415 million, primarily driven by restructuring costs and a €192 million impairment related to Dollar Shave Club. Underlying operating profit was €2.7 billion, an increase of 6.9% despite extreme inflation, through savings and mix benefit as the margin- accretive Deodorants business increased its contribution. 647m People reached by Lifebuoy in 2022 through TV commercials proven to help improve hand hygiene behaviour. Business Group Review: Personal Care Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year 17

We are a global business with leading household cleaning and laundry brands such as OMO*, Sunlight, Comfort and Domestos. Our aim is to offer products that are superior, sustainable and great value. Highlights Fabric Cleaning saw double-digit competitive growth, driven by pricing which was slightly offset by volume decline. Fabric Enhancers grew high single- digit led by price with some volume decline. Home & Hygiene grew by low single-digit with high pricing offset by volume decline. Our innovation programme Clean Future continued to inspire winning innovations to the mass market. Home Care performance Turnover Turnover growth Operating margin €12.4bn Underlying sales growth Underlying operating margin * Also known as Dirt Is Good, Persil and Skip. Business Group Review: Home Care Home Care 18 Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year

Clean Home. Clean Planet. Clean Future. Home Care represents 21% of Unilever’s total turnover and 14% of underlying operating profit. We are organised to deliver growth and margin across four key categories: Fabric Cleaning, Fabric Enhancers, Home & Hygiene and Water & Air. We have a portfolio of strong global brands, a global geographical footprint and two years of consecutive market share growth. Our strength is in emerging markets where we lead the industry through market development. We see potential for our portfolio in our key emerging markets such as India, Brazil and China, where urbanisation is driving demand for household products. In Europe, we continue to innovate premium formats such as laundry and dishwasher capsules to meet evolving consumer needs. Clean Future is a critical part of our growth strategy – guiding our approach to innovation, product superiority and sustainability. Creating value from our premium portfolio and new channels Premiumisation is at the core of our strategy. We have seen in India the value this has created over the last decade, with our focus on market development to shift consumers from laundry bars and laundry powders to premium powders and laundry liquids. As a result, Home Care turnover in India has more than doubled and profitability has increased from 14% to 19%. In China, we are positioning our Fabric Cleaning portfolio to capitalise on the premiumisation opportunity – such as investing in the high-margin laundry capsules market and cleaning sprays. Laundry fragrance beads are another premium product with growth and margin potential, offering a high concentration of fragrance and convenience to consumers. We launched Comfort Fragrance Beads in China in 2020 and despite being a newcomer in this space with multiple competitors, we have delivered the fastest growth of market share over the past two years. Digital commerce, which now accounts for 17% of Home Care sales, is a key channel for our premium products – like fragrance boosters and laundry capsules – especially in countries such as China, the US and UK where digital penetration is high. We have also continued to expand our presence in the professional cleaning market through Unilever Professional (UPro), which offers a portfolio of premium products tailored to the needs of small and medium-sized operators in the laundrette, hospitality and food services sectors. Leveraging the power of our Home Care brands and expertise to tap into an industry white space, UPro is now present in 45 markets and grew by 32% in 2022, doubling its turnover in three years. Powered by science and technology Home Care has increased investment in R&D for the last two years, principally through Clean Future which is our innovation programme – and above all a growth strategy. Clean Future uses technology to drive next level product superiority and sustainability, while keeping costs competitive through reformulations. We codify this approach through all our Home Care brands, driving innovations in fragrance, biotechnology, packaging and eco-design. Clean Future continues to inspire winning innovations to the mass market. In France, we introduced Skip 3-in-1 laundry capsules in cardboard packaging, with fast dissolving speeds and more biodegradable active ingredients which work in short cycles and cold water – saving consumers up to 60% energy per use. Sunlight dishwash was launched with a new formula in 2022 in Thailand and now includes plant-based cleaning agents which not only deliver on performance by foaming and cleaning, but also make the formulation 99% biodegradable and 79% renewable. A key part of our Clean Future agenda is our progress towards net zero. This requires replacing fossil-fuel-derived cleansing ingredients that are integral to the formulations of our products and diversifying the sources of plant-based carbon. This year, we invested in a €115 million ($120 million) joint venture with Genomatica, a US-based leader in biotech and sustainability, to research, develop and scale cost-effective plant-based ingredients. These alternative ingredients will help us to future-proof our portfolio by diversifying our supply chains for vital ingredients while offering more sustainable choices to the consumer. Convenient formats such as refills, dilutable bottles and concentrates represent another growth opportunity and we continue to roll out these formats. For example, after a successful launch in Brazil, we launched dilute-at-home products through our Ala (OMO) brand in Argentina – offering convenience, value and at the same time reducing our use of plastic. Most consumers choose Home Care products for their performance. Clean Future is our strategy to deliver unmissable product superiority at an affordable price whilst stepping up the sustainability of our business. This strategy has served us well in 2022.anneke Peter ter Kulve President, Home Care Business Group Review: Home Care Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year 19

€4bn Dirt is Good contribution to Unilever turnover in 2022. Brands with purpose Our Home Care brands recognise the role that purpose combined with product superiority plays in competitiveness. Dirt Is Good, which contributed €4 billion in turnover during 2022, continues to inspire young people to take action on environmental and social causes. Domestos has been campaigning for cleaner, safer toilets for a number of years and continues to proudly communicate this on-pack and through its marketing. Its Cleaner Toilets Brighter Future programme is helping schools to maintain their facilities, so they are safe and accessible, while also providing materials that teach children correct toilet behaviour for better hygiene. Its partnership with UNICEF in India tackles access to safe toilets across 15 states. Performance in 2022 Turnover increased by 17.3%. Underlying sales growth was 11.8%. There was a favourable currency impact of 4.9% driven by strengthening of currencies in key markets such as India, Brazil and China. Fabric Cleaning saw double-digit competitive growth, driven by pricing which was slightly offset by volume decline. Fabric Enhancers grew high single-digit led by price with some volume decline, despite the impact of Covid lockdowns in our biggest market, China. Home & Hygiene grew by low single- digit with high pricing offset by volume decline. Water & Air sales declined, as the US air market slowed down following rapid expansion in the last few years and increasing competition in digital commerce channels. Emerging markets growth was led by a strong delivery in South Asia and Latin America. India grew volumes despite high pricing, driven by product superiority and market development actions. Developed markets witnessed a decline as consumers tightened their spending and competitive pressures stepped up. Operating profit for the year was €1.1 billion, a decline of 17.8% compared to the prior year. Non-underlying items were €280 million, mostly driven by restructuring spends. Underlying operating profit was €1.3 billion, a decline of 5.2% compared to the prior year. This was driven by high input cost inflation which was partly offset by pricing and savings. Business Group Review: Home Care 20 Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year

We are one of the world’s largest foods businesses, and home to Knorr and Hellmann’s which account for 50% of our turnover. Our portfolio also includes Horlicks, The Vegetarian Butcher, and local brands such as Bango, Unox, Kissan and Marmite. Unilever Food Solutions serves food operators across the globe. Highlights Scratch Cooking Aids delivered mid-single-digit growth. Dressings and Plant-Based Meat both grew high double-digit. Tea and Functional Nutrition delivered broadly stable sales. Continued focus on core products that win consumer preference on taste as well as health and sustainability. Nutrition performance Turnover Turnover growth Operating margin €13.9bn Underlying sales growth Underlying operating margin Business Group Review: Nutrition Nutrition Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year 21

A World-class Force for Good in Food. Nutrition represents 23% of Unilever’s total turnover and 25% of underlying operating profit. We are organised to deliver growth across six key categories: Dressings, Functional Nutrition, Healthy Snacking, Plant-based Meat, Scratch Cooking Aids and Tea. Unilever Food Solutions serves food operators and accounts for approximately one fifth of Nutrition's turnover. We have a global geographical footprint with 55% of Nutrition's turnover generated in emerging markets. Our ambition is to be a ‘World-class Force for Good in Food’, delivering competitive growth with sequential margin improvement. A number of consumer trends are driving our business: the post-Covid scratch cooking renaissance, a growing interest in healthy, more conscious living and eating, and rising expectations around convenience. Our strategy sets out clear choices in response to these trends. Focusing on our core brands We are well positioned for growth following a major portfolio transformation over the past four years, most recently through the sale of our Tea business to CVC Capital Partners Fund VIII. We are now focused on delivering ‘holistic product superiority’ – creating products that win consumer preference on taste as well as health and sustainability. Tests against competitor products performed during the year showed that 89% of the evaluated portfolio (representing about half of Nutrition’s previous year turnover) was holistically superior. Hellmann’s enjoyed another year of high double-digit growth in 2022 by focusing on its core mayonnaise range and newer variants such as Hellmann’s Vegan, while also continuing to drive its food waste reduction agenda through high-impact advertising. A good example of this was its 2022 Super Bowl campaign in the US, with 6.6 billion earned media impressions. The US was Nutrition's largest market in 2022 and grew double-digit. Knorr also delivered robust growth in 2022, thanks to a focus on its core segments of bouillons and seasonings. New plant- based products such as Rinde M&aacute;s, an alternative protein range launched in Latin America last year and in several European markets this year, are offering consumers more choice. Knorr continued its work on regenerative agriculture in 2022 – see page 36 for more. The new Compass Organisation is already unlocking cost savings, growth and profitability in Nutrition. For instance, we were able to significantly increase marketing investment in the fourth quarter of 2022 in line with our Business Group priorities, which helped us to step up competitiveness during the high consumption winter season. We have also been able to take more decisive and longer-term action on our portfolio by delisting or discontinuing products which are no longer performing, even if this means a short-term market share loss. Nutrition is a transformed business. We have step changed our growth through portfolio transformation and the strong growth of our brands, most notably our two global power brands Knorr and Hellmann's. Hanneke Faber President, Nutrition Growing our tea business We are now focusing on our remaining tea portfolio in India, with an offering that ranges from affordable loose tea to premium and speciality teas. Our largest tea brand is Brooke Bond which includes a number of tea varieties to meet the needs of different consumers. For example, Taaza continued its market development drive to upgrade consumers from loose to packaged tea, while specialist products such as Brooke Bond Natural Care offer clinically proven functional benefits. Expanding our plant-based portfolio We are committed to offering more plant-based meat substitutes and dairy alternatives, which was reflected in our €1 billion plant-based sales goal announced in November 2020. To better reflect our plant-based strategy and sustainability agenda, we have broadened the scope of the original goal to include plant-based products in categories which have traditionally used animal-derived ingredients, such as bouillons. Hence, to reflect this change we have now revised our goal to achieve sales of plant-based products to €1.5 billion per annum by 2025. In 2022, Unilever Nutrition and Ice Cream achieved €1.2 billion in sales from the plant-based products in scope. Business Group Review: Nutrition 22 Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year

For the second year running, we were named by Investor Network FAIRR as the leader in its 2022 benchmark of companies using protein diversification to drive growth and build climate-aligned portfolios. The Vegetarian Butcher grew high double-digit, capitalising on partnerships with quick service restaurants such as Starbucks, Subway, Dominos, and Burger King – where we were named Global Direct Supplier of the Year. Working with customers We are working closely with our retail customers, and continued a number of successful partnerships with retailers – such as with Dutch retailer Albert Heijn to encourage plant- based eating. Digital commerce is a growing channel and now accounts for 10% of Nutrition's sales, with business-to-business digital commerce a key growth driver in 2022, notably in Unilever Food Solutions. Unilever Food Solutions' growth was helped by the continued digitisation of our customer experience, which is allowing us to connect with more food service operators more frequently, as well as through affordable and convenient products designed for professional kitchens – such as Knorr potato flakes which make rich and creamy mashed potato in just three minutes. We have stepped up our focus on content to drive conversion, such as linking to recipe inspiration – a key motivator for consumers to try a new product. We now have 35,000 recipes for our products which we host in online recipe platforms across multiple key markets, in partnership with our customers. Boldly healthier, more sustainable As a global player in the food industry, we have a responsibility to increase the nutritional value of our products through reformulation. See page 33 for more on our positive nutrition agenda. Horlicks further strengthened its leadership market share position in India in the health food drinks space. After the contraction of the market over the last few years due to lockdowns and increasing milk prices, we are working to rebuild consumption levels through market development, such as the launch of a convenient and affordable ‘Ready Mix’ range and through door-to-door sampling. In 2022, Horlicks distributed over 30 million product samples in India. As well as our commitment to regenerative agriculture (page 32) and plant-based foods (page 36), we are contributing to Unilever's waste-free world agenda through our actions on plastic packaging (pages 32 to 33) and food waste (page 36). Performance in 2022 Turnover increased by 6.1%. Underlying sales growth was 8.6%. There was a negative impact of 6.9% from acquisitions and disposals, following the sale of the Tea business. There was a favourable currency impact of 4.9% driven by the strengthening of currencies in key markets such as the US, India and China. Scratch Cooking Aids delivered mid-single-digit growth, driven by high pricing which was partly offset by volume decline. Dressings saw high double-digit growth led by price with modest volume decline. Tea and Functional Nutrition sales were broadly flat with increased price and declining volume. Plant-Based Meat grew high double-digit, further gaining scale, driven by the foodservice channel. Unilever Food Solutions posted double-digit growth despite the impact of Covid lockdowns in China. Europe grew by high single-digit, led by pricing with resultant volume decline amidst competitive pressures. North America delivered double-digit growth led by pricing with modest volume decline. South Asia posted mid-single-digit growth through price and volumes. Latin America grew double-digit led by price with some volume decline. Operating profit was €4.5 billion, an increase of 113.7% compared to the prior year. A net gain in non-underlying items of €2.0 billion included €2.3 billion related to the gain on the sale of our Tea business. Underlying operating profit was €2.4 billion, a decrease of 3.0% compared to the prior year. This was driven by very high inflation in material and energy costs, partly mitigated through pricing and savings. €1.2bn Unilever Nutrition and Ice Cream sales from plant-based products in 2022. Business Group Review: Nutrition Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year 23

We are a global leader in the ice cream market, delighting consumers in over 60 countries through our iconic brands such as Magnum, Ben & Jerry’s and Wall’s.(a) Highlights Out-of-home saw competitive double-digit growth.  Our fast ice cream delivery service ICNOW grew 30% and is now in over 40 countries. Expanded our product range through innovative new twists on premium offerings. Launched pilots to ‘warm up’ our ice cream freezers and reduce emissions. Ice Cream performance Turnover Turnover growth Operating margin €7.9bn Underlying sales growth Underlying operating margin (a) Wall's is also known as Algida, Holanda and Langnese. Business Group Review: Ice Cream Ice Cream 24 Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year

Happy People, Happy Planet, Winning Smiles. Ice Cream represents 13% of Unilever’s total turnover and 9% of underlying operating profit, and is organised to deliver growth and return on assets through in-home and out-of- home channels. We currently account for approximately one fifth of the global ice cream industry. Ice Cream is an attractive market with competitive intensity increasing as a number of confectionery and dairy producers extend their presence in the category. Around two-thirds of our sales are in developed markets, and we have plans to expand further our footprint in emerging markets where low per-capita consumption of ice cream offers significant opportunities for growth. Our vision ‘Happy People, Happy Planet, Winning Smiles’ encapsulates our belief that ice cream should be an indulgent treat that brings happiness. We have identified three strategic drivers to deliver our vision and grow our business: premiumisation, digitalisation and simplification. Working closely with our value chain partners is a critical part of our strategy, as we tackle important sustainability challenges like climate change. Brands with global growth potential We have brands with strong growth potential which are well positioned to respond to consumer preference for treats and indulgent products. Our innovation capabilities put us in a strong position to meet these needs, through new experiences, shapes, flavours and formats. Proposing new twists on premium offerings through exciting innovation and outstanding marketing is a powerful and profitable way to expand our ice creams to a wider audience. This approach means that Magnum, Ben & Jerry’s, Cornetto and our kids' portfolio of brands which includes Twister, are well positioned to expand into new markets. Magnum has a long track record of working with celebrity influencers, cementing its status as not just a superior ice cream but also as a trendsetting brand. It grew double-digit in 2022 on the back of Magnum Remix, our largest ice cream launch of the year with ‘super-charged’ versions of our much- loved flavours of Classic, White Chocolate and Almond across 35 countries, supported by a glamorous campaign fronted by Kylie Minogue and DJ Peggy Gou. Cornetto's relaunch in China is reinforcing its appeal to Gen Z consumers which has helped it grow in 2022. This builds further on the success of the Cornetto Rose range which was expanded to ten more markets and the Cornetto Soft range, which is available in over 15 European countries. Ice cream all year round Our ice cream sales are split across two key channels – in- home and out-of-home. Out-of-home makes up around 40% of our sales and is continuing to recover after Covid. We see a big opportunity in the digitalisation of our out-of-home operations. For example, we are embedding digital devices into our ice cream cabinets to monitor stock levels and automatically trigger replenishment. Early pilots in markets suggest that these significantly increase sales and reduce the chance of running out of stock. Consumers also have increasing expectations around convenience when they are at home. This is especially true of ice cream as an impulse purchase. In this context, our Ice Cream Now (known as ICNOW) fast delivery service is helping to deseasonalise the market. Consumers can access our ice cream brands throughout the year in three ways: with a meal, with a grocery delivery, or via delivery apps with dedicated virtual ice cream stores. Now in more than 40 countries, ICNOW grew around 30% in 2022, helped by partnerships with delivery firms such as Grab in South East Asia, Food Panda in Singapore and Robomart in the US. We plan to further develop this digital capability in key markets, including in India, where our ice cream business has seen strong growth over the past two years. Faster and more effective The new Compass Organisation is providing opportunities to simplify our business and we are taking bolder portfolio decisions and rolling them out at scale. For example, we have been able to simplify and standardise our Viennetta range across Europe, which has generated savings and freed up production capacity. The Business Group set-up helps us to navigate the seasonality of our Ice Cream business by investing in our brands and marketing more consistently throughout the year. We have also benefited from being able to make global investment choices which are helping to increase the productivity of our ice cream cabinet fleet. Ice Cream is a global leader in an attractive market and is well positioned to capture the latest consumer trends. We are evolving to win in high growth channels and markets. Matt Close President, Ice Cream Business Group Review: Ice Cream Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year 25

Happy people, happy planet Our sustainability programme focuses on the areas of our Ice Cream value chain where we can have the biggest impact: cabinets, cows and cocoa sourcing. Ice cream freezers in retail stores make up 10% of our GHG emissions and play a key role in our net zero decarbonisation plan. In 2022, we launched a pilot scheme in Germany and a second will follow in Indonesia in 2023, to trial warmer temperatures in our freezer cabinets, from -18°C to -12°C, in order to reduce energy consumption per freezer while ensuring the same ice cream quality. Our non-dairy, plant-based ice cream business represents 8% of Ice Cream's turnover and includes our newly launched Magnum Vegan Mini Classics. See pages 22 and 36 for more on our plant-based sales goal. We are also researching ways to reduce the methane emissions from cows used in milk production – see page 36 for more details. Cocoa is a key ingredient in many of our ice creams. For many years we have been sourcing our cocoa sustainably. This year our brands went one step further. Ben & Jerry’s joined forces with Tony’s Chocolonely on Tony’s Open Chain – an initiative that helps other companies take steps to end modern slavery and child labour in the chocolate industry. Magnum also launched a new social programme called AWA, which aims to empower 5,000 women in cocoa farming communities by 2025 through income diversification opportunities and entrepreneurial training. As a global ice cream company, we recognise the role we play in improving nutritional standards and encouraging healthy behaviours. See page 33 for more on our positive nutrition agenda. Performance in 2022 Turnover increased by 14.8%. Underlying sales growth was 9.0%. There was a favourable currency impact of 5.4% driven by the strengthening of currencies in key markets such as the US and China. Out-of-home saw competitive double-digit growth with a good balance of price and volumes. In-home grew by mid-single- digit led by pricing and declining volumes due to the impact of higher price elasticity and higher competitive pressures in Europe in-home and supply issues in the US. Emerging markets grew by double-digit, and competitively, through both price and volumes. China grew by double-digit despite Covid lockdowns and Turkey grew volumes despite the hyperinflation environment. Developed markets grew by single-digit led by price and volume decline. This was due to in-home higher price elasticity and US supply issues. Operating profit was €776 million, a decrease of 6.8% compared to the prior year. Non-underlying items were €143 million primarily driven by restructuring spends. Underlying operating profit was €919 million, a decrease of 3.5% compared to the prior year driven by extreme levels of inflation in commodities and energy costs, partly offset through pricing and savings. +30% Growth from our fast ice cream delivery service ICNOW in 2022, which is now in more than 40 countries. Business Group Review: Ice Cream 26 Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year

This year was transformative for Unilever as we created our new Compass Organisation and continued to embed a high-performance culture. We have long believed in the power of our people and our culture to drive performance. Our people agenda this year has focused on creating and embedding a new organisational model so that we can maximise the talent and diversity of our workforce to unlock superior performance. The Compass Organisation In January 2022, we announced plans to create our new Compass Organisation with three core objectives, to make Unilever: 1) simpler, faster, and more agile; 2) with greater category focus and domain expertise; and 3) more empowered and accountable in how we work. We have evolved the previous matrix organisation structure and with it, a conscious shift of power and accountability into the hands of the five Business Groups while still maintaining global scale through a ‘One Unilever’ model. This is helping leverage our unique category and geographic footprint to unlock trapped speed and capacity to drive faster, more competitive growth. See the Compass Organisation explained in the box below. We are now in a critical phase as we begin to work under the new operating model – testing, learning and refining as we go. It is testament to our people that we managed to not only deliver strong business performance during a period of significant change, but also sustained high engagement levels in our annual UniVoice survey, which was carried out in October 2022, with around 96,000 office and factory-based employees responding. Our Engagement Index(a) was 81% in offices and 84% in factories, placing us in the top quartile for employee engagement compared to industry benchmarks (2021: 82% in offices and 83% in factories). (a) This is a composite score of four other metrics focused on pride in working for Unilever, job satisfaction, willingness to recommend Unilever for employment and intention to remain employed by Unilever.  New ways of working One of the key objectives of the Compass Organisation is to become more agile. This means upgrading the ‘software’ of the organisation so that we can take faster decisions with more impact and respond more dynamically to consumer needs and market conditions – in turn enabling growth. One of the ways we are doing this is by introducing ‘Agile’ ways of working. Our Agile programme is rooted in experimentation, consumer connectivity, simplification, trust and empowerment. In 2021 we set up our Agile Centre of Excellence. This year we have been building capability within targeted parts of the business to operationalise Agile. For example, we have invested in appointing an Enterprise Agile Coach for each of our Business Groups to upskill leadership teams in embedding Agile behaviours, skills and delivery processes. We are also embracing disciplined prioritisation by making big bet choices and by setting Objectives & Key Results (OKRs) – from Unilever Leadership Executive (ULE) to Business Group and Business Unit leadership teams – supported by a governance process to link company strategy with targets and the day-to-day priorities of our teams. OKRs are formally reviewed by leadership teams, including the ULE, at Quarterly Business Review meetings. To deliver our OKRs, we have set up multidisciplinary teams, supported by our Agile coaches. See the Business Group reviews on pages 12 to 26 for examples of prioritisation in action. High-performance culture The new Compass Organisation is powered by our refreshed human, purposeful and accountable culture with a focus on high performance at its heart. A key part of this is making sure our people work with a 'winning mindset', which means taking ownership for the choices we make and the outcomes these lead to. We have taken the opportunity to revise our bonus framework to drive a significantly stronger direct line of sight between individual performance and business performance. Our peoples’ bonuses are now linked to the part of the business they contribute to most in their role and the performance of that part of the business. Another important part of creating a high-performance culture is ensuring our people have the right skills and behaviours. For example, our senior leaders are participating in a rigorous behavioural and data-driven development programme to help them become more effective leaders in our Compass Organisation. In addition, work is underway to refresh existing leadership programmes across all work levels. These will be rolled out in 2023. The Compass Organisation explained The Compass Organisation has been operational since 1 July 2022. We are now organised into five Business Groups which have end-to-end responsibility for strategy, performance and their own P&L. The Business Groups now incorporate geographical Business Units responsible for building and executing the Business Group strategy and managing the choices necessary to deliver their in-year and multi-year plans. We have structured certain countries or regions as 'One Unilever' entities, which have full accountability for their P&L across all categories, in order to benefit from local synergies and reduce complexity.  We also now have two overarching ‘One Unilever’ teams supporting our five Business Groups. Firstly, a lean Unilever Corporate Centre, including the ULE, which is responsible for the strategic choices we make. And secondly, a technology-driven Unilever Business Operations team which provides the systems and processes to help us run effectively, efficiently, and consistently across all the Business Groups. Our functions, including Marketing, Customer Development, HR, Finance, R&D, Communications, Legal and Sustainability, have been reorganised to support the priorities of our Business Groups and Business Units. As a result, most of our functional teams now work and report to a Business Group or Business Unit. Our People & Culture Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year 27

Equity, diversity and inclusion Our goal is to achieve an equitable and inclusive culture in the workplace, to unlock the potential of diverse teams to deliver high performance. We assess employee sentiment around equity, diversity and inclusion through our annual UniVoice survey. In 2022, 84% of employees said that our leadership stands for equity, diversity and inclusion (2021: 84%). We have identified four equity, diversity and inclusion priorities to address under-representation: gender, race and ethnicity, people with disabilities and LGBTQI+ communities. Our newly developed Equity & Inclusion Advancement Framework is helping us to review and improve our policies and practices to identify where interventions can help to tackle bias or discrimination. In 2022, we piloted the Framework to evaluate our global policies and practices, covering more than 20 areas of HR, such as recruitment, talent management and learning. This will inform future pilots of the Framework at country level. We continue to maintain gender balance in management and are now focused on diverse representation at more senior levels. Senior female representation continues to increase and is now at 31%, due to gender-balanced succession planning and balanced slates in hiring. We support our senior-level women with bespoke development plans, mentoring and career coaching. Where legally possible, we consider racial and ethnic diversity in our recruitment and succession planning. See page 63 for gender balance in our workforce. We have committed that 5% of our workforce will be made up of people with disabilities by 2025. At the end of 2022, 36 markets were collecting employee self-reported data on disability. At the same time, we are continuing to improve the accessibility of our technology and sites, drawing on feedback from our global employee resource network for disability, Enable. In partnership with the Business Disability Forum, we have reviewed the accessibility of around 80 workplace sites, with more planned in 2023. ProUd, our LGBTQI+ network, plays an active role in community building and sharing resources, for example by educating our marketeers to portray the community in unstereotypical ways and by working with senior leaders to be role models for LGBTQI+ inclusion. Future of work Whilst not an explicit aim of the Compass Organisation, the changes we have made will help us to future-proof our business and our people against changes in the world of work – including automation and new technologies which are reshaping many roles in our business. Our future of work strategy addresses this through three pillars. The first pillar is reskilling and upskilling our workforce, with a focus on our employees below senior management. In 2022 we reskilled or upskilled 15% of our employees with future-fit skills. Digital skills are a priority, so we have launched our first company-wide Digital Upskilling Programme which includes a range of courses and external certifications on digital skills for our office-based employees. We have also developed a series of learning pathways tailored for people who work in our factories, warehouses, and distribution centres to help them master the future technologies of manufacturing, including robotics and AI. In addition, we continued the roll-out of a tool which digitises production processes, helping our factory employees to learn digital skills on the job. The tool is now available at around 110 factories with more planned for next year. The second pillar is providing flexible employment options. People’s expectations of how they work are changing. In 2022, we proactively engaged with our workforce to understand their needs and expectations on flexibility and hybrid working. We are using this to inform how we achieve our goal to extend flexible working practices and pioneer new models of employment, so that we achieve a more agile and effective organisation. The third pillar is about our future workforce. In 2022, we expanded our partnership with UNICEF’s Generation Unlimited to help us work towards our goal of equipping 10 million young people with essential work skills by 2030 – through education, training, volunteering and employment opportunities. We are engaging with our partners to put in place a reporting mechanism so that we can report progress against this goal in 2023. Employee health and wellbeing Protecting employee health and wellbeing is an important priority – especially during periods of change. Based on our latest annual UniVoice survey, employee sentiment on wellbeing overall remained relatively high at 82%, albeit with room to improve especially on supporting prioritisation. Based on data and evidence, we have identified psychological safety as a key enabler of high-performing teams in the new Compass Organisation and a fundamental driver of wellbeing. We have developed training for line managers to build awareness around psychological safety and will roll this out in 2023. We continue to grow our 4,000-strong network of trained Mental Health Champion volunteers worldwide, and offer support resources on mental health such as our confidential Employee Assistance Programmes. To support our employees' physical health, we have launched a new whole person health programme called ‘Healthier U’ which prioritises employees in the highest-risk groups for certain health conditions. It is now active in over 30 countries. Our People & Culture 28 Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year

Safety at work We remain strongly committed to the safety of our people and contractors who work with us at our sites. Our safety programmes are underpinned by a safety-first culture and focus on identifying and managing key safety risks such as road safety and working at heights. A critical part of our safety culture is ensuring our people feel able to call out safety issues without fear of negative consequences. In 2022, we ran our second annual safety day involving our global workforce. The focus this year was on encouraging employees to call out unsafe behaviour and promote best practices. During the year, we carried out a detailed analysis of safety incidents to better understand the key factors that influence safety risks. Our findings led to increased on-site safety communications, training enhancements and safety equipment trials for working at heights, such as smart harnesses and drones. We have a strong focus on road safety as it is a primary cause of injury in our logistics network. On top of targeted global campaigns, we are addressing road safety issues on a country-specific basis. For example, our India business partnered with the Federation of Indian Chambers of Commerce and Industry (FICCI) to jointly develop a cross- industry Code of Conduct that outlines safe vehicle and driver requirements. In November 2021, we very sadly lost an employee who was fatally electrocuted in Kenya.(a) We want all our employees to feel fully confident about the standards of safety in their working environments, and we continue to review procedures and introduce appropriate measures in order to minimise risks and prevent accidents. Our Total Recordable Frequency Rate (TRFR) returned to pre-Covid levels as more normal operations have resumed. Our employee TRFR was 0.67 accidents per million hours worked versus 0.55 in 2021.(a) (a) Fatality and TRFR reporting for the period 1 October 2021 to 30 September 2022. Culture of integrity Our focus is on high-performance and growth in line with our culture and values, but not at any cost. Our Code of Business Principles set clear expectations in terms of the standards of conduct we expect from our employees. We review our Code of Business Principles and Code Policies every year to ensure they reflect the current operating context and the latest legal requirements. Our zero-tolerance approach to bribery continues to be supported through mandatory training and initiatives delivered to our employees. We train our people every year to prevent compliance breaches, and they are able to report in confidence any concerns around business integrity through our 24/7 Speak Up platform. In 2022, we continued to simplify and improve the whistleblowing process for users through expansion of local hotlines and interpreting services. On our website, we report the number of Code cases and subsequent actions for each of our five Code themes including countering corruption – covering, amongst other things, anti-bribery and avoiding conflicts of interest. This year, across all areas of our Code of Business Principles, we received 1,279 Code reports, closed 1,088 reports (including some from prior years) and confirmed 554 reports as breaches, which led to 314 people leaving the business. Our data on Code breaches provides insights into issues and where they happen so we can prevent the behaviours that lead to them. Our People & Culture Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year 29

The Unilever Compass sets out a clear vision to deliver winning performance by being the global leader in sustainable business. The Compass explicitly recognises that sustainability is a commercial driver. This Annual Report and Accounts outlines the progress we are making against our Compass sustainability targets and how our brands are creating growth opportunities and building resilience from sustainability and purpose. Our targets are summarised in the table below and commentary on performance can be found by referring to the pages indicated. Pages 117 to 118 details our Sustainability Progress Index which links the annual bonus for management employees – up to and including the Unilever Leadership Executive – to in-year progress against selected Compass sustainability targets. Win with our brands, powered by superior products, innovation and purpose Improve the health of the planet Climate action Protect and regenerate nature Waste-free world ■ Net zero emissions across our value chain by 2039 ■ Halve greenhouse gas impact of our products across the lifecycle by 2030 ■ Zero emissions in our operations by 2030 ■ Replace fossil-fuel-derived carbon with renewable or recycled carbon in all our cleaning and laundry product formulations by 2030 ■ Communicate a carbon footprint for every product we sell ■ Deforestation-free supply chain in palm oil, paper and board, tea, soy and cocoa by 2023 ■ Help protect and regenerate 1.5 million hectares of land, forests and oceans by 2030 ■ 100% sustainable sourcing of our key agricultural crops ■ Empower farmers and smallholders to protect and regenerate farm environments ■ Implement water stewardship programmes in 100 locations in water-stressed areas by 2030 ■ 100% of our ingredients will be biodegradable by 2030 ■ 50% virgin plastic reduction by 2025 ■ 25% recycled plastic by 2025 ■ Collect and process more plastic than we sell by 2025 ■ 100% reusable, recyclable or compostable plastic packaging by 2025 ■ Halve food waste in our operations by 2025 ■ Maintain zero non-hazardous waste to landfill in our factories Supported by our €1 billion Climate & Nature Fund Pages 32 to 41 and 60 Pages 32, 36 and 60 Pages 32 to 33 and 60 Improve people's health, confidence and wellbeing Positive nutrition Health and wellbeing ■ €1.5 billion of sales per annum from plant-based products in categories whose products are traditionally using animal-derived ingredients by 2025 ■ Double the number of products sold that deliver positive nutrition by 2025 ■ 70% of our portfolio to meet WHO-aligned nutritional standards by 2022(a) ■ 95% of packaged ice cream to contain no more than 22g total sugar per serving by 2025 ■ 95% of packaged ice cream to contain no more than 250 kcal per serving by 2025 ■ 85% of our Foods portfolio to help consumers reduce their salt intake to no more than 5g per day by 2022(a) ■ Take action through our brands to improve health and wellbeing and advance equity and inclusion, reaching 1 billion people per year by 2030. We will focus on: ■ Gender equity ■ Race and ethnicity equity ■ Body confidence and self-esteem ■ Mental wellbeing ■ Hand hygiene ■ Sanitation ■ Oral health ■ Skin health and healing Pages 33 and 61 Pages 34 and 61 (a) From 2023, these commitments will be replaced with a new target to ensure that 85% of our servings meet new Unilever Science-based Nutrition Criteria (USNC) by 2028. Planet & Society 30 Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year

Win with our brands as a force for good, powered by purpose and innovation Contribute to a fairer and more socially inclusive world Equity, diversity and inclusion Raise living standards Future of work ■ Achieve an equitable and inclusive culture by eliminating any bias and discrimination in our practices and policies ■ Accelerate diverse representation at all levels of leadership ■ 5% of our workforce to be made up of people with disabilities by 2025 ■ Spend €2 billion annually with diverse businesses worldwide by 2025 ■ Increase representation of diverse groups in our advertising ■ Ensure that everyone who directly provides goods and services to Unilever will earn at least a living wage or income by 2030 ■ Help 5 million small and medium- sized enterprises grow their business by 2025 ■ Help equip 10 million young people with essential skills by 2030 ■ Pioneer new employment models and provide access to flexible working practices to our employees by 2030 ■ Reskill or upskill our employees with future-fit skills by 2025 Pages 28, 34 and 61 Pages 34 and 61 Pages 28 and 61 Respect human rights Respect and promote human rights and the effective implementation of the UN Guiding Principles, and ensure compliance with our Responsible Sourcing Policy Page 34 Our responsible business fundamentals Business integrity Page 29 Safety at work Page 29 Employee wellbeing Page 28 Product safety and quality Pages 72 and 76 Responsible innovation Pages 32-33 and 35-36 Responsible advertising and marketing Page 33 Safeguarding data Page 72 Engaging with stakeholders Pages 62-63 Responsible taxpayer Pages 170-172 Committed to transparency Pages 30-51 Planet & Society Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year 31

Climate action Our Climate Transition Action Plan (CTAP) outlines the actions we are taking to decarbonise our business and deliver our net zero target. This Annual Report contains our second CTAP Progress Report – see pages 35 to 41. Protect and regenerate nature Our business is dependent on nature. That is why we have a plan to protect and regenerate the land, forests and water systems that we depend on and are critical to tackling climate change. Our work to protect and regenerate nature is guided by three things: delivering a deforestation-free supply chain by the end of 2023 in five of our key commodities: palm oil, paper and board, tea, soy and cocoa; accelerating our transition towards regenerative agriculture; and the protection of water resources. We also recognise the need to have a positive impact beyond our value chain and have committed to protect and regenerate 1.5 million hectares of land, forests and oceans by 2030. Our aim is to operationalise deforestation-free supply chains so that they become a standard way of working for our five key commodities. We are on track to complete the implementation of systems, processes and infrastructure to deliver a deforestation-free supply chain for these key commodities by the end of 2023. Our complex supply chain will require a significant transformation in our sourcing of raw materials – given the limited availability of deforestation-free commodity volumes and the highly volatile markets we face. At present, we are measuring and reporting volumes from areas of low- risk as this provides us with an interim measurement of our progress, while we continue to roll out a verification programme for deforestation-free volumes. One way we are working to achieve a deforestation-free supply chain is by investing in the transformation of our manufacturing infrastructure in North Sumatra. We believe this will bring us closer to our suppliers and simplify our supply chain, increasing our ability to source deforestation-free commodity volumes. In 2022, we began the upgrade of our Unilever Oleochemicals facility, with a spend of €59 million ($63 million). €70 million ($75 million) is forecasted for further upgrades in 2023. This will help us to source deforestation-free palm kernel oil directly, with an aim to reach around 40,000 smallholder farmers by 2025. We are also focused on building resilience within our portfolio. Where possible, we are diversifying the ingredients that we use by reducing our reliance on commodities that have a high risk of deforestation, such as palm oil, with lower-risk alternatives such as coconut oil. To enable such changes, we are currently adjusting the formulations of our products. Another part of our strategy is accelerating our transition to regenerative practices. In 2022, we continued to implement our Regenerative Agriculture Principles, guiding our suppliers and farmers on how to nourish soil and water, capture carbon and restore land. We are building our regenerative agriculture programme on the solid foundations and experience of our sustainable sourcing programme, which we have run for more than a decade. In 2022, 81% of our key agricultural crops were sustainably sourced. Additionally, we are progressing towards our goal to empower farmers and smallholders to protect and regenerate farmland. Knorr has continued its programme in Arkansas, in partnership with a supplier, to reduce the environmental impact of rice production – increasing yield whilst reducing methane emissions and water use. This forms part of our large-scale regenerative agriculture programme which is growing with projects in new crops and an increasing number of geographies. One of the key parts of our approach to regenerating nature is water stewardship. We have set a target to implement water stewardship programmes at 100 locations in water-stressed areas by 2030. Since we set this target, we have identified a number of our factories to introduce these programmes at, and by the end of 2022 we had implemented eight. Additionally, we are working with partners in the catchments of these sites to improve rainwater capture and groundwater recharge, as well as with local farming communities to improve water efficiency and yield. We are assessing new sites to expand our water stewardship programmes next year. We believe our work to protect and regenerate nature will increase our capacity to reduce GHG emissions, increase biodiversity and protect water systems, within and beyond our value chain. During 2022, we made progress towards our target of helping to protect and regenerate 1.5 million hectares of land, forests, and oceans by 2030. By the end of 2022, we had played an active role in protecting and regenerating 0.2 million hectares. This year, we have continued our partnerships with local governments as well as Conservation International, WWF, IDH and Inobu as part of our landscape projects across key palm oil production areas in Malaysia and Indonesia. Additionally, we are working to scale our efforts with our brands through our involvement in initiatives such as the Rimba Collective, of which we are a founding member. Waste-free world We have made progress across all our ambitious plastic goals, including reducing our use of virgin plastic by rethinking packaging designs, materials, and business models. While we know there is still a lot more work to do, we remain committed to our goals. We continuously review the quality of our sustainability reporting to ensure that we are using the best available information, as our access to data and the accuracy of that data is improving all the time. This occasionally means that we need to restate our historic performance to ensure that we are providing the most accurate view possible. Historically, we have measured and reported on our target to reduce the amount of virgin plastic we use by 50% by 2025 against a 2018 baseline. This baseline was developed using a combination of the best available data and estimates. We have been working hard to enhance our data accuracy and have been able to develop a more complete view of the virgin plastic used in 2019 than we had for prior years. Consequently, we believe that this is a more robust baseline for measuring subsequent performance. We have, therefore, updated our baseline year from 2018 to 2019, but are keeping our target as a 50% reduction on this new baseline by 2025. As a result, we are restating our 2021 performance for virgin plastic reduction against the new baseline as -8% (previously -16%). In 2022, we delivered an additional reduction of -5% to give a cumulative reduction of -13%. The reduction of our virgin plastic footprint has been achieved through the increased use of recycled plastic, combined with innovations that use less plastic. We’ve now increased our use of recycled plastic to 21% of our total packaging footprint – an increase of 3% on last year. Therefore, we are still on track to meet our commitment of at least 25% by 2025. We continue to focus our initiatives on our biggest brands for the greatest possible impact. For example, our laundry brand OMO (also known as Persil and Skip) uses 25% recycled plastic in its bottles, and up to 100% where possible. Across Europe and North America, Hellmann's is also using 100% recycled mayonnaise bottles, while Dove uses 100% recycled plastic in its bottles where technically feasible. Planet & Society 32 Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year

We are also working hard to reduce the overall amount of plastic used in our packaging. One of the ways we are doing this is by shifting to alternative packaging materials to help remove plastic entirely from some of our products. In France, our laundry brand Skip has introduced a new cardboard box for its 3-in-1 laundry capsules, which is set to save around 6,000 tonnes of plastic from our portfolio per year. In the UK, Carte D’Or switched its entire range from plastic packs to recyclable paper tubs, which is set to save 900 tonnes of plastic annually. Reuse and refill initiatives are a key part of our plan to reduce the amount of plastic we use. To date, we have conducted around 50 pilots and continue to expand our refill-at-home and dilute-at-home solutions to other brands and markets. For example, we have had success with dilute-at-home OMO laundry detergent – which gained record market share in Latin America with its superior, sustainable, and affordable format. In 2022, we also launched the first concentrated Dove Body Wash in refillable aluminium bottles, as well as Vaseline’s classic petroleum jelly in refillable glass jars in China. 55% of our plastic packaging portfolio is reusable, recyclable, or compostable. This is our actual recyclability rate, based on the Ellen MacArthur Foundation's Global definition of 'recyclable'. This remains considerably lower than the percentage of our packaging that is ‘technically recyclable’ with existing technology, which has increased to 71% in 2022. We launched a packaging innovation for Signal and Mentadent in France and Italy, which means that the equivalent of 62 million toothpaste tubes sold during 2022 were technically recyclable. We also introduced recyclable trigger sprays in Europe across a number of brands including Cif, Domestos and Lifebuoy. While we are making progress on implementing solutions that are technically recyclable, we know that this is only a first step – and that the development of the necessary recycling infrastructure will take longer. Another critical part of our plastic agenda is the collection and processing of more plastic than we sell by 2025. Achieving this target helps us to tackle plastic pollution and increase the availability of high-quality recycled plastic in the market. We’ve made good progress this year in helping to collect and process approximately 58% of our 2022 global plastic packaging footprint. Our businesses in India, Indonesia and Vietnam are the latest markets to have collected and processed more plastic than they sold through physical collection and the purchase of recycled plastic. Across parts of Indonesia, we have expanded our network of waste banks to around 4,000. These waste banks reward people in the community for collecting, sorting and returning used packaging, and in some cases trialling refill stations. Our partnerships and industry collaborations enable progress, such as our pledge with industry peers to collectively invest in the Circulate Capital Ocean Fund – the world’s first investment fund dedicated to preventing ocean plastic. The challenges we face are industry-wide, primarily driven by the lack of collection and recycling infrastructure. While we’re working with partners to close this gap, we also need policymakers to level the playing field for industry and help facilitate the implementation of solutions at scale. That is why we are advocating for a robust, legally binding UN Global Plastic Treaty, which seeks to harmonise global standards and set mandatory targets which will help reduce plastic pollution. In September 2022, alongside more than 80 other organisations, we joined the Business Coalition for a Global Plastic Treaty. Positive nutrition As a global player in the foods industry with sizeable Nutrition and Ice Cream portfolios, we are aiming to increase the nutritional value of our products by reducing salt, sugar and calories in our foods and refreshments. Currently, 64% of our products meet WHO-aligned nutritional standards against our commitment to achieve 70% by 2022, while 82% of our portfolio helps consumers reduce their salt intake to no more than 5g per day, against our commitment to achieve 85% by 2022. Although we have made good progress towards both, due to unprecedented supply chain challenges and raw material shortages, we have not been able to innovate and reformulate our products at the pace or scale we had planned. As a result, we have fallen slightly short of achieving these commitments in 2022 – see page 61 for more on our performance. We remain committed to sugar and salt reduction, guided by our new Unilever Science-based Nutrition Criteria (USNC) commitment which is described below. Alongside our voluntary efforts on responsible marketing to children, we are improving the nutritional standards of our ice cream products. In 2022, 94% of our packaged ice cream sales volumes had less than 250 kcal per serving while 89% of packaged ice cream sales volumes contained no more than 22g total sugar per serving. We continue to drive our positive nutrition agenda across our Ice Cream and Nutrition portfolios. Our aim is to double the number of food products sold that meet Unilever's standards for positive nutrition, which include meaningful amounts of ingredients such as vegetables and fruits, or micronutrients. At the end of 2022, 48% of our portfolio offered positive nutrition. Brands such as Horlicks and Knorr are also tackling malnutrition through fortification. Since 2017, we have delivered more than 236 billion servings of products fortified with critical micronutrients. Building on our nutritional standards work and positive nutrition agenda, we have decided to raise the bar on the nutritional profile of our Nutrition and Ice Cream products. By 2028, we want 85% of our servings to meet our new Unilever Science-based Nutrition Criteria (USNC). These product-specific criteria set thresholds for calories, sugar, salt and saturated fat. We are also working with partners to incentivise reformulation at scale and enhance the impact on public health. As a step towards this, in 2022 we were the first global food company to publicly report on the performance of our product portfolio against six different externally endorsed Nutrient Profile Models. We are advocating for an industry- wide standard Nutrient Profile Model that every food company can report against. Planet & Society Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year 33

Health and wellbeing In line with our goal to improve health and wellbeing and advance equity and inclusion of 1 billion people per year by 2030, Dove, Lifebuoy, Signal/Pepsodent and Vaseline continue to take action on issues which resonate strongly with the core of the brand – such as body confidence and self-esteem, hand hygiene, oral health, and skin health and healing. In 2022, we reached 667 million people through our brand purpose health and wellbeing programmes. See Personal Care on page 17 and Beauty & Wellbeing on page 14 for more. Equity, diversity and inclusion On top of the critical work we are doing in our business to advance equity, diversity and inclusion (see page 28), we are also taking action in our advertising and with our suppliers. As one of the world’s largest advertisers by spend, we have a responsibility to ensure our advertisements represent the communities we serve. We are working to increase the representation of diverse groups in our advertising through our Act 2 Unstereotype programme. This looks at our end-to- end marketing process to give opportunities to under- represented and under-served communities, both on-screen and behind the camera. While there is still more work to do, we are encouraged by analysis from Kantar which found that we are industry leading on our progressive approach to representation in advertising. Kantar also found that our most progressive advertising has the potential to deliver almost double the branded impact than the least progressive. We have committed to spend €2 billion annually with diverse businesses worldwide by 2025. These are businesses which are owned, managed and controlled by members of under- represented or minority groups in the country in which they operate. In 2022, our spend reached €818 million thanks to the growth of our supplier diversity programme which is now live in 22 key markets. Through the programme, we are supporting our diverse suppliers to access skills, mentoring and finance. For example, in Kenya we are partnering with Citibank to offer access to preferential financing for suppliers which are owned by women. Raise living standards Millions of people depend on Unilever to earn a living and we are already accredited as a global living wage employer by the Fair Wage Network. We are working to raise living standards throughout our value chain. A key pillar of our approach is our work to ensure that everyone who directly provides goods and services to Unilever earns at least a living wage or income by 2030. This year, our focus has been on the collaborative manufacturing partners who are dedicated solely to Unilever production. Some of our partners have already confirmed that workers at collaborative manufacturing sites are being paid a living wage. We have made good progress in laying the foundations to ensure that suppliers who provide core services to Unilever also pay a living wage. Through a comprehensive advocacy programme, we are asking for widespread adoption of living wage commitments by all stakeholders, companies, governments, NGOs and investors, and have started various studies to demonstrate impact on workers and companies, for example with Oxfam in India. Supporting the small and medium-sized enterprises (SMEs) in our value chain is another part of our approach to raising living standards. Our goal is to help 5 million SMEs grow their businesses by 2025. At the end of 2022, 1.8 million small retailer stores used our digital platforms, enabling them to purchase our products and in turn grow their business. We are also providing targeted training and financial support to our value chain partners. For example, in Pakistan we are working with a financial services platform to digitise payments between retailers and distributors. This gives retailers a secure and convenient way to pay our distributors, as well as access to credit so they can extend their range of Unilever products in store. Future of work We are taking a number of actions to future-proof our business and our people against changes in the world of work. See Our People & Culture on page 28 for more. Human rights We aim to advance and promote respect for human rights in everything we do. In pursuit of this, we continue to implement action plans relating to our salient human rights issues. For example, we are using digital tools to assess social risks in our supply chain, including land rights and forced labour – starting with palm oil. We launched a Gender Equity Framework designed to address gender discrimination in agriculture, manufacturing and women-led last-mile distribution networks. We also continue to make progress on the elimination of recruitment fees paid by workers in our supply chain, by actively monitoring remediation of identified cases. As part of our human rights due diligence processes, this year we commissioned independent Human Rights Impact Assessments in Brazil and the US. We also became a founding member of the Fair Circularity Initiative to encourage the adoption of principles on respecting the rights of waste collectors in the recycling industry’s informal sector, such as those that exist in India and Indonesia. We expect our suppliers to conduct business with high standards of integrity, human rights and environmental sustainability. The proportion of spend from suppliers who met the requirements of our Responsible Sourcing Policy was 76% in 2022, a slight fall versus 2021 due to supply chain disruptions, resource constraints in the social audit service industry, and labour shortages for remediation activities – which impacted compliance rates. To reflect the evolving nature of our third parties and value chain, in December 2022 we published our Responsible Partner Policy, which replaces the Responsible Sourcing Policy. The new policy has a broader scope and includes guidance on reducing GHG emissions, minimising waste, safeguarding nature and protecting personal data. Please visit the Unilever UK website for our most recent Modern Slavery & Human Trafficking Statement. €818m Spend with diverse businesses. Planet & Society 34 Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year

Climate Transition Action Plan: Annual Progress Report Working towards net zero Unilever's Climate Transition Action Plan (CTAP), which is available on our website, outlines our climate targets and the actions we will take to reduce greenhouse gas (GHG) emissions in our business and value chain as we seek to make progress towards them. This is our second CTAP progress report. It sets out our progress against strategic programmes to deliver net zero, outlines how we are using our influence for change, and provides an analysis of our GHG emissions. It also provides an update on our approach to climate governance, disclosure and emissions measurement, and demonstrates how closely linked our climate actions are to delivering our nature goals. For more information on our goals to protect and regenerate nature, please see page 32. The complex nature of our business, operating across many categories, product formats and geographies, means that our pathway to net zero will consist of a significant number of initiatives which tackle our biggest emissions sources. The work we have undertaken in 2022 has helped us to clarify and prioritise these initiatives within each of our five Business Groups. Our focus will now be on scaling these initiatives over the short to medium term to deliver annual absolute GHG emission reductions. Our progress this year In 2022, we made good progress against our targets. We reduced the Scope 1 and 2 GHG emissions from our operations by 13% versus 2021 (68% against a 2015 baseline). Our full value chain Scope 1, 2 and 3 GHG emissions, on a per consumer use basis, reduced by 5% versus 2021 (19% against a 2010 baseline), which is another important step towards halving the emissions of our products per consumer use by 2030. When we focus in on our Scope 1, 2 and 3 GHG emissions in scope of our net zero target ('our GHG emissions'), which excludes emissions from indirect consumer use, we see that whilst there was a reduction in product volumes in the measured period, our GHG emissions increased by 2%. The progress we have made in reducing GHG emissions from our operations, packaging, logistics, and our retail emissions, was offset by an increase in emissions from raw materials and ingredients and an increase in direct consumer use emissions. A table detailing our progress against our climate metrics and targets and an analysis of GHG emissions over the last three years can be found in our climate metrics and targets section on pages 38 to 41. The graphic above provides a breakdown of our GHG emissions. Raw materials and ingredients Emissions from our raw materials and ingredients represent 59% of our GHG emissions. These emissions increased by 4% from 2021 driven by changes in sales mix within our Nutrition and Ice Cream Business Groups and changes in the reported emissions of various raw materials, as a result of now having improved emissions data. The improvements that we have made to our data include the use of supplier data, rather than industry averages, for the production of soda ash (used in many of our Home Care products), and the use of more accurate data for the specific types of chocolate and soy we use in our Nutrition and Ice Cream businesses. Since emissions associated with raw materials are outside our direct control, we collaborate closely with our suppliers. In 2021, we announced the Unilever Supplier Climate Programme, which aims to accelerate the decarbonisation of our shared supply chains across raw materials and ingredients and packaging materials. For more details on packaging materials see pages 32 to 33. We are targeting 300 priority suppliers for this programme and during 2022, we ran a pilot with 35 raw material suppliers of varying sizes and climate maturities, covering a range of industries and geographies. Suppliers participating in the pilot were able to build their climate knowledge and develop expert capabilities to calculate and share their GHG emissions data. The feedback from this pilot is informing the roll-out and scale- up of this important programme in 2023. Renewable and recycled ingredients While our business relies on chemicals derived from fossil fuels, we can reduce our emissions by transitioning towards ingredients which use renewable or recycled carbon. Our Home Care Business Group’s Clean Future strategy is at the forefront of this pioneering approach, identifying opportunities to replace fossil-fuel-based ingredients with renewable and recyclable alternatives. Alternative ingredients are critical to our plans to achieve net zero and will help us future-proof our portfolio by diversifying our supply chains while offering consumers more sustainable, lower emission products. This year we launched a €115 million ($120 million) joint venture with Genomatica, a US-based biotech company, to commercialise and scale low-carbon plant-based feedstock ingredients. We expect these alternative ingredients to deliver GHG emission reductions in the medium to long term. Planet & Society: Climate Transition Action Plan Annual Progress Report Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year 35

Deforestation-free supply chains and promoting regenerative agriculture Forests play a key role in removing carbon from the atmosphere. We are working towards achieving our goal of a deforestation-free supply chain for palm oil, paper and board, tea, soy and cocoa by the end of 2023. This requires close collaboration with a complex array of suppliers from smallholder farmers to multinational companies. We are working towards this by investing in the transformation of our manufacturing infrastructure. In 2022, we began the upgrade of our Unilever Oleochemicals facility in North Sumatra, with a spend of €59 million ($63 million). €70 million ($75 million) is forecasted for further upgrades in 2023. The aim of this project is to simplify our supply chain and allow us to process oil from independent mills and smallholder farmers. Read more about our progress to achieving our deforestation- free target on page 32. Our regenerative agriculture programme plays an important role in transforming our value chain to enable us to achieve our net zero goals. In 2022, supported by our Climate & Nature Fund, our Knorr brand has established pilot projects to reduce the environmental impact of the ingredients used in its products. Knorr will launch 50 projects in collaboration with farmers to lower and sequester GHG emissions and reduce water consumption, while improving biodiversity, soil health and livelihoods. These form part of our overall regenerative agriculture programme. Read more about regenerative agriculture on page 32. Climate & Nature Fund Our Climate & Nature Fund is a commitment to invest €1 billion by 2030 in climate, nature and waste projects. It aims to connect value chain transformation with our brands and will help us to take targeted action to address climate change, protect nature and grow responsibly, ultimately helping us achieve our net zero ambition. By the end of 2022, we had spent and committed over €200 million. Low-carbon dairy Dairy products are a priority raw material used by our Ice Cream brands such as Wall’s, Magnum and Ben & Jerry’s. Cows emit large amounts of methane – one of the most potent greenhouse gases. Lowering GHG emissions from dairy products is therefore essential for the delivery of our net zero goal. As well as exploring the use of regenerative farming practices to reduce the GHG emissions of our dairy value chain, we are evaluating new technologies to reduce dairy emissions at source. In 2022, in the US and Europe, we launched a pilot through our Ben & Jerry’s brand to work with 15 dairy farms with the aim of reducing emissions by up to half by 2024. Plant-based foods Another part of our climate transition strategy is to introduce more plant-based options into our Ice Cream and Nutrition portfolios, increasing sales of dairy alternatives and meat replacement products. In 2022, Unilever Nutrition and Ice Cream achieved €1.2 billion in sales from plant-based products. In our Ice Cream business, our non-dairy, plant- based portfolio represents 8% of the Business Group's turnover. In 2022, we launched new vegan products, including Magnum Vegan Mini Classics. Packaging materials Emissions associated with our packaging materials make up 13% of our GHG emissions. In 2022, our emissions from packaging reduced by 1% versus 2021, driven by a reduction in the use of virgin plastic which is made from a derivative of crude oil and natural gas. Read more about plastic packaging on pages 32 to 33. Our operations Despite the GHG emissions from our operations being relatively small at 2%, they are where we have the greatest influence. We are working to achieve a 100% reduction in our operational Scope 1 and 2 GHG emissions from our factories, offices, research laboratories and warehouses by 2030, against a 2015 baseline. In 2022, we reduced our operational GHG emissions by 13%. This means that in total we have reduced our operational GHG emissions by 68% versus 2015, putting us on track to achieve our interim target of a 70% reduction by 2025. We are making progress by converting to renewable electricity and energy while, at the same time, improving our energy efficiency. Renewable electricity In 2022, 93% of our electricity was from renewable sources, an increase of almost 7% since 2021. We report in line with RE100’s best practice on renewable electricity reporting, which means that we only report electricity as 'renewable' when the accompanying Renewable Energy Certificates (RECs), originate in the same market in which we are operating. We also include renewable electricity generated at our factories, such as the electricity from our combined heat and power plants (CHPs) and on-site solar installations. Renewable energy Decarbonisation of the energy we use to generate heat is critical in the next phase of our strategy to achieve our 2030 operational emissions goal, including 100% renewable thermal energy. In 2022, over a third of our thermal energy came from renewable sources. Our factories also achieved a full year of production without direct coal use in our operations. In June 2022, we responded to the growing external debate on the sustainability of biogenic fuel sources with the publication of the Unilever position on the sustainable sourcing of biofuels. Energy efficiency We are focused on improving energy efficiency and in 2022, our factories reduced their operational energy consumption by 4%, versus 2021. In 2022, we invested €37 million in capital expenditure projects via our Clean Technology Fund. These projects were mainly focused on renewable energy and resource efficiency, and we estimate that they will result in an 88,000 tonne reduction in GHG emissions across their lifecycles. We also use an internal carbon price of €70 per tonne of CO2 to inform our investment decision-making. Food waste Tackling food waste helps to mitigate climate change, address food insecurity, protect natural resources and deliver economic benefits. That is why we are aiming to halve food waste in our operations by 2025 (measured in tonnes rather than CO2e). In 2022, our company-wide food waste warrior programmes resulted in good progress against this goal, and reduced food waste per tonne of food handled in our operations by 17%, versus a 2019 baseline. Planet & Society: Climate Transition Action Plan Annual Progress Report 36 Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year

Logistics and distribution Downstream logistics and distribution make up 3% of our GHG emissions. Emissions from upstream logistics and distribution are included in the raw material and ingredients category. In 2022, we reduced our total logistics emissions by 7% versus 2020. One of the ways we have achieved this is by reducing the number of kilometres travelled, by 11% versus 2020. We are also piloting new alternative fuels and zero emission technologies in collaboration with our logistics partners. For example, in the Netherlands, we have been trialling zero emission refrigeration technology for transporting our ice cream products which uses electricity instead of diesel. We strongly support the transition to electric vehicles (EVs) and have committed to 100% EVs or hybrids in our global car fleet by 2030. EVs and hybrids currently make up over 8% of our fleet. In 2022, we conducted a pilot in Italy and Denmark to understand the carbon emissions of our customer development operations and identify the areas of greatest impact to inform our actions in 2023 and beyond. Retail emissions from ice cream freezers Ice cream freezers in retail stores make up 10% of our GHG emissions. Retail emissions decreased by 5% from 2021, primarily as a result of the wider industry energy grid decarbonisation and our continued transition to lower impact point-of-sale cabinets. This year, we continued the progress made in 2021 and all new freezers we purchased used lower carbon, natural hydrocarbon refrigerants. We estimate that over 95% of our 3 million freezers now use these refrigerants. We also continue to invest in energy efficient freezers, with the average energy use per unit falling by 2.5% compared to 2021. In 2022, we completed a market trial in Germany of ‘warming up’ freezers from -18°C to -12°C, to reduce energy consumption. The result of this trial was positive: with suitable product formulations, we can achieve an energy saving of up to 30% while not compromising on ice cream quality. A second trial will follow in Indonesia in 2023. Direct consumer use (HFC propellants) Propellants are used in aerosol products: hair sprays, body sprays and deodorant sprays. In the US, Volatile Organic Compound (VOC) regulations restrict the use of the hydrocarbon propellants that we use elsewhere. Instead, hydrofluorocarbon (HFC) propellants are used to reduce the VOC levels in aerosol products in the US. HFC propellants typically have a Global Warming Potential (GWP) of around 120, meaning they are 120 times more potent than carbon dioxide in contributing to global warming. As a result, HFC propellants in North America make up 2% of our GHG emissions. In 2022, GHG emissions from direct consumer use of sold products increased by 15% from 2021. This was driven by a post Covid bounce back in the sales of hair sprays, deodorant sprays and body sprays in the US. Additionally, a change in the US regulation which requires a lowering of VOCs led to an increase in the HFCs used in the short term. However, we believe this regulatory change will, in the future, enable innovation on alternative propellant systems to facilitate significantly lower GHG emissions from hair sprays, dry shampoos, deodorant sprays and body sprays. We remain committed to leading the development of alternative, low GWP propellants and formats. For example, in 2022 our natural Personal Care brand Schmidt’s launched an innovation which uses nitrogen-propelled air spray in the US. Product end of life The disposal of waste products and packaging, including the biodegradation of product formulations after their use, makes up 11% of our GHG emissions. Our goal is that 100% of our ingredients will be biodegradable by 2030. We want consumers to be confident that the products they use will not leave a physical trace in the environment. We are therefore focusing on product reformulation to replace the small percentage of our ingredients which do not meet our biodegradability standards. We are also using new biodegradable ingredients such as coconut oil instead of silicone in our Hair Care portfolio. We recognise that this goal creates a tension with our net zero target because when products biodegrade, they break down into their component parts, which could include CO2, producing additional emissions. Therefore, we remain focused on increasing our use of renewable and recycled ingredients which will lower GHG emissions as our products biodegrade. For more details, please see our update on renewable and recycled ingredients on page 35. Halving the GHG impact of our products across the full product lifecycle Around two-thirds of our products' full value chain GHG emissions come from their use by consumers (indirect consumer use). This includes, for instance, the energy used by washing machines and hot water used for showering. There is a limit to how much we can influence emissions from product use as consumers make their own choices on how long they shower, which energy provider they use, and how efficient their home appliances are. We are therefore reliant, as many companies are, on the decarbonisation of the energy grid to reduce our downstream indirect use emissions. We are advocating for system-wide change, such as the acceleration of renewable energy globally. In 2022, we were awarded the RE100 Market Trailblazer award for our commitment to driving market change through our electricity procurement approach and our external policy advocacy. In 2022, our indirect consumer use emissions fell by 11% from 2021. This was driven by a number of factors, across many of our key markets: grid energy decarbonisation in the UK, Germany, the Netherlands and Turkey, sales mix changes and higher product volume growth in markets where cold washing and handwashing is predominant. This reduction in indirect consumer use emissions was the primary driver of the 5% reduction in our full value chain GHG emissions per consumer use since 2021. Planet & Society: Climate Transition Action Plan Annual Progress Report Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year 37

Using our influence We are using our voice to advocate for systematic change that will help us, and others, achieve our climate goals in line with the Paris Agreement. In 2022, our policy advocacy priorities included: ■ Securing high ambition outcomes in emerging frameworks around net zero targets and climate transition plans. ■ Helping to shape the evolution of the voluntary carbon market in a way that supports additional financial flows to forest protection and nature regeneration, without removing the pressure on companies to reduce emissions. ■ Continuing to push for high ambition policy outcomes within international forums such as the COP27 climate summit and the G20. This work was primarily conducted in partnership with other businesses through coalitions, and through direct engagement and advocacy with policymakers in a number of key markets. Our CEO Alan Jope continued to support the UK COP26 Presidency as a member of the COP26 Business Leaders Group. We also attended COP27, working in partnership with groups such as the We Mean Business Coalition, to call for higher ambition national climate plans, increased finance for climate mitigation and adaptation in vulnerable countries, and energy and food systems transformation, including the building of more resilient and sustainable food chains through regenerative agriculture. We are conducting a global trade association review. As part of this, we are assessing whether trade associations are aligned with the Paris Agreement, our climate policy position and sustainability commitments. We disclose a list of our principal trade associations by region on our website. In 2022, we also supported the launch, at COP27 Sharm El-Sheikh, of the Corporate Knights Action Declaration on Climate Policy Engagement. Governance and disclosure Governance Full details of our climate governance are included in our TCFD reporting on page 42. In 2022, we introduced new internal governance mechanisms to oversee progress against our climate goals. These included the creation of a quarterly sustainability review undertaken by the Unilever Leadership Executive where progress against climate and other sustainability targets is reviewed. Disclosure We believe that transparency on our GHG emissions and the progress we are making towards our targets is key to delivering our net zero goal. In addition to the climate disclosures in our Annual Report and Accounts, we provide detailed information on our climate strategy and performance to CDP, the leading disclosure platform. In 2022, we received a rating of A for both Climate and Forests and A- for our Water disclosures based on our submissions of 2021 data. Our CDP submissions are publicly available on our website. Our climate metrics and targets We use a number of key metrics and targets to assess and manage climate risks and opportunities across our full value chain. Two of the targets have been recognised as science- based by the Science Based Targets initiative ('SBTi'): ■ Reduce in absolute terms our operational (Scope 1 and 2) emissions by 100% by 2030 against a 2015 baseline, with an interim goal to achieve a 70% reduction by 2025 against a 2015 baseline (medium-term emissions target). ■ Halve the full value chain emissions (Scope 1 to 3) of our products on a per consumer use basis by 2030 against a 2010 baseline (medium-term intensity target). While our operational target is consistent with the 1.5°C ambition of the Paris Agreement, our full value chain target is consistent with a 2°C temperature increase. This is because it was set in 2010 and validated by the Science Based Targets initiative before the 1.5°C validation was introduced. We have a target to achieve net zero emissions by 2039. We are currently completing a review of our 2030 full value chain target and intend to submit an updated target, along with our net zero target, to SBTi for validation in 2023. We also have a number of nature, waste and nutrition related targets which play an important role in tackling climate change. Planet & Society: Climate Transition Action Plan Annual Progress Report 38 Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year

Progress against climate metrics and targets The table below shows our progress against the key metrics and targets that we are currently able to measure. Refer to pages 35 to 38 for further details on our progress. Metrics and targets Note 2022 2021 2020 Net zero GHG emissions across our value chain by 2039 (million tonnes CO2e)(a) 1 34.31 33.74 35.67 Scope 1 and 2 GHG emissions (Unilever operations) Reduce GHG emissions in our operations by 100% by 2030 (reduction in emissions from energy and refrigerant use in our operations since 2015)(b) 2 '-68% -64% -58% 100% renewable electricity in our operations(b) 3 93% 86% 80% Energy use in GJ per tonne of production in our manufacturing sites(b) 1.22 1.23 1.21 CO2 emissions from energy use in kg per tonne of production in our manufacturing sites(b) 30.35 34.06 38.93 100% EVs or hybrids in our global car fleet by 2030(a) 8% – – Scope 1, 2 and 3 GHG emissions (Unilever operations, upstream and downstream) Estimated 40%-50% reduction in logistics emissions by 2030 (% change since 2020) -7% – – Halve greenhouse gas impact of our products across the lifecycle by 2030(a) (% change since 2010) 4 -19% '-14% -10% Nature 100% sustainable sourcing for key agricultural crops 81% 79% – Implement water stewardship programmes in 100 locations in water-stressed areas by 2030 8 – – Help protect and regenerate 1.5 million hectares of land, forests and oceans by 2030 (hectares) 0.2m 0.1m – Waste 25% recycled plastic by 2025(a) 21% 18% – Halve food waste in our operations by 2025 (% change since 2019) -17% '-4%(c) – Nutrition €1.5 billion of sales per annum from plant-based products in categories whose products are traditionally using animal-derived ingredients by 2025 €1.2bn – – Supported by: €1 billion Climate & Nature Fund – spent and committed €0.2bn 0 – (a) Measured for the 12 month period ended 30 June. (b) Measured for the 12 month period ended 30 September. (c) We have updated our 2019 baseline to reflect the divestment of our Tea business. Therefore, we are restating our 2021 performance. Notes on metrics and targets Note 1: Analysis of GHG emissions GHG emissions (million tonnes CO2e) 2022 2021 2020 2022 – 2021% change Scope 1 and 2 GHG emissions: Unilever operations(a) (Note 2) 0.62 0.71 0.82 -13% Scope 3 GHG emissions(b) 33.69 33.03 34.85 2% Raw materials and ingredients 20.16 19.35 19.32 4% Packaging materials 4.54 4.60 4.53 -1% Downstream logistics and distribution 1.00 1.02(c) 2.78 -2% Retail ice cream freezers 3.55 3.75 4.01 -5% Direct consumer use (HFC propellants) 0.82 0.71 0.77 15% Product end of life 3.62 3.60 3.44 1% Scope 1, 2 and 3 GHG emissions in scope of net zero target 34.31 33.74 35.67 2% Scope 3 GHG emissions – indirect consumer use(b) 57.54 64.87 65.76 -11% Total Scope 1, 2 and 3 GHG emissions 91.85 98.61 101.43 -7% (a) Measured for the 12 month period ended 30 September. (b) Measured for the 12 month period ended 30 June. (c) The change in our logistics and distribution emissions between 2020 and 2021 is a result of a move from using industry-standard global GHG emission conversion factors to industry-standard regional GHG conversion factors in our calculations. Planet & Society: Climate Transition Action Plan Annual Progress Report Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year 39

GHG emissions consist of our measured Scope 1 and 2 emissions plus an estimate of our Scope 3 emissions. Scope 1 encompasses direct GHG emissions from energy generated from fossil fuels such as gas and oil, as well as emissions from refrigerants. Scope 2 encompasses indirect GHG emissions from the on-site generation and purchase of electricity according to the ‘market-based method’ and purchased thermal energy. Scope 1 and 2 GHG emissions come from energy and refrigerants used in our own operations, largely in our factories which produce most of our emissions. Scope 3 GHG emissions are estimated by measuring the emissions of a representative sample of approximately 3,000 products across 12 categories and 14 countries through a detailed footprinting exercise. For each representative product, internal and external data sources are used to represent various lifecycle activities and inputs (for example, specification of product, energy for site of manufacture and consumer use data). The GHG emissions impact of ingredients and packaging are obtained from external databases (based on industry averages) or internal expert studies. We then extrapolate the results at a country level across the unsampled products to obtain the estimated GHG emissions for each of the 14 countries. These 14 countries account for 60-70% of our total sales volumes. We estimate our global full value chain GHG emissions figure by a simple extrapolation of the calculated GHG emissions from the 14 countries. As set out in our CTAP, and in line with the SBTi’s approach, the GHG emissions included in the scope of our net zero target ('our GHG emissions') exclude the indirect consumer use emissions associated with our products. We are on a continuous journey to update and improve the accuracy of our reported emissions by reducing the level of estimation and by replacing the use of industry averages with more specific supplier data. These changes can affect both the emissions in a baseline year for our approved targets and the annual emissions we report. Measuring Scope 3 emissions is challenging for most companies with measurement methodologies reliant on estimations and the use of industry-average data. Following a successful pilot earlier this year, through the Partnership for Carbon Transparency (PACT), hosted by the World Business Council for Sustainable Development, we have now successfully exchanged emissions data with several partners. This work demonstrates proof of concept for what we believe will be a significant shift in the way that Scope 3 emissions are standardised, measured and reported in the future. Note 2: Analysis of GHG emissions in our operations Scope 1 and 2 GHG emissions (million tonnes CO2e) 2022 2021 2020 Scope 1 GHG emissions(a) 0.50 0.56 0.60 Renewable energy 0 0 0 Non-renewable energy 0.48 0.54 0.59 Refrigerants 0.02 0.02 0.01 Scope 2 GHG emissions(a) 0.12 0.15 0.22 Purchased renewable electricity 0 0 0 Purchased non-renewable electricity 0.03 0.06 0.13 Purchased renewable thermal energy 0 0 0 Purchased non-renewable thermal energy 0.09 0.09 0.09 Total Scope 1 and 2 GHG emissions 0.62 0.71 0.82 Reduction in Scope 1 and 2 GHG emissions from energy and refrigerant use in our operations since 2015 (%) '-68% -64% -58% (a) Measured for the 12 month period ended 30 September. Planet & Society: Climate Transition Action Plan Annual Progress Report 40 Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year

Note 3: Analysis of renewable and non-renewable electricity in our operations Renewable electricity (% of kWh) 2022 2021 2020 On-site renewable self-generation 1.4% 2.5% 1.0% Purchased renewable electricity: 91.6% 83.8% 78.8% On-site Purchase Power Agreements 0.4% 0.3% 0.5% Off-site Purchase Power Agreements 12.1% 9.8% 15.3% Green electricity products from an energy supplier (green tariffs/bundled RECs) 18.0% 24.5% 18.8% Green electricity purchased in markets with greater than 95% renewable grid 0.2% 0.2% 0.1% Unbundled RECs bought in market 69.3% 65.2% 65.4% Total renewable electricity 93.0% 86.3% 79.8% Non-renewable electricity (% of kWh) 2022 2021 2020 On-site non-renewable electricity generation (e.g. gas-fired on-site CHP) 3.6% 7.5% 7.7% Purchased non-renewable electricity (e.g. non-grid transfer of CHP) 0.1% 0.1% 5.8% Unbundled RECs bought in an adjacent market 3.3% 6.1% 6.7% Total non-renewable electricity 7.0% 13.7% 20.2% Note 4: Analysis of GHG emissions per consumer use GHG per consumer use 2022 2021 2020 GHG impact per consumer use (grams CO2e) 41.4 43.6 45.6 Reduction in GHG impact per consumer use since 2010 (%) -19% '-14% -10% Our 2030 full value chain GHG emissions target is expressed on a 'per consumer use' basis. This means a single use, portion or serving of a product. This target covers Scope 1, 2 and 3 emissions across the full value chain including both direct and indirect consumer use emissions. Consumer use is based on either consumer habits studies or on-pack recommendations. In cases where relevant consumer habits studies are unavailable, internal expert opinion is also used. Planet & Society: Climate Transition Action Plan Annual Progress Report Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year 41

Task Force on Climate-related Financial Disclosures statement The following statement, which Unilever believes is consistent with the Task Force on Climate-related Financial Disclosures (TCFD) Recommendations and Recommended Disclosures, details the risks and opportunities arising from climate change, the potential impact on our business and the actions we’re taking to respond. We also integrate climate-related disclosures throughout this Annual Report and Accounts, including in our Climate Transition Action Plan (CTAP) Annual Progress Report on pages 35 to 41. A detailed breakdown of our emissions can be found on page 39. See our website for our CTAP. Governance The overall governance structure for managing Unilever’s climate risks and opportunities is the same as for any of Unilever’s other key risks and opportunities i.e. all of the following play a key role in governance: the Board, the Board subcommittees, ULE, ULE subcommittees, Business Group leadership teams, specialist management governance groups and specialist teams together with the support of relevant policies and procedures applied by everyone in the business. Whilst the Board takes overall accountability for the management of all risks and opportunities, including climate change (see page 67), our CEO is ultimately responsible for oversight of our climate change agenda. The Board delegates specific climate change matters to each of the Board subcommittees: ■ The Corporate Responsibility Committee – oversees the development of Unilever’s sustainability agenda (which includes climate matters), the progress against that agenda, including performance against specific targets, whilst also reviewing sustainability-related risks, developments and opportunities (see page 107). ■ The Audit Committee – oversees the non-financial disclosures in our Annual Report and Accounts, which includes climate-related disclosures. This includes reviewing the scope and results of any internal and external assurance activities obtained over the disclosures (see page 102). ■ The Compensation Committee – supports the sustainability strategy which includes the climate strategy through alignment of Unilever’s incentive plan to the sustainability agenda and ambitions (see page 112). ■ The Nominating and Corporate Governance Committee – is responsible for ensuring that the composition of the Board provides sufficient skills and experience in sustainability matters including climate change to deliver on the sustainability agenda (see page 98). ■ The Board is supported by ULE and the Sustainability Advisory Council. The Council is made up of seven independent external specialists in social and environmental matters and meets twice a year to guide and critique our strategy. The ULE discuss key strategic sustainability matters at least quarterly. During 2022, climate change matters were discussed at each meeting including progress against our climate-related Compass goals. The specific topics discussed included our net zero roadmaps, changes in the SBTi guidelines and implications on our targets, and Climate & Nature Fund progress and priorities. Additional ULE subcommittees are also in place to support our climate agenda and ULE decision-making, including: ■ Business Operations Sustainability Steering Committee: Provides strategic guidance on implementation of our Climate, Nature and Social Compass commitments within our extended supply chain. Chaired by our Chief Business Operations Officer, attended together with our Chief Sustainability Officer (CSO), Chief Procurement Officer and Head of Sustainable Business and Reporting. ■ Climate and Nature Investment Committee: Evaluates and approves investment proposals, reviews progress against key milestones for the Climate & Nature Fund, our €1 billion commitment to commercialising sustainability through disruptive transformations of our value chain. Chaired by our Chief Business Operations Officer together with our CSO, Chief R&D Officer, Head of Sustainable Business and Reporting and our five Business Group Presidents. Each Business Group has a sustainability lead to ensure that sustainability risks and opportunities are embedded into their strategies and performance is monitored. We also have a specialist Corporate team, the Global Sustainability Function, led by our CSO. This team supports the Business Group teams in developing their business strategies whilst also driving transformational change across markets through advocacy and partnerships. Our CSO also chairs the Unilever Next Gen Sustainability Council which is a collective of young advocates, who are independently connected to broader youth bodies. The Council aims to capture the voice and expectations of young people across key sustainability issues. In addition, included within the Supply Chain, R&D and Finance corporate functions, we have teams of experts who are focused on the sustainability agenda which includes climate- related matters. Their activities include developing relevant policies and procedures e.g. responsible sourcing, sustainable capex and metric definitions (scope and calculation methodologies). We regularly engage with our investors on a wide range of sustainability matters including our climate strategy. In 2021, we achieved shareholder support for our CTAP through an advisory vote at our AGM. We will continue to have an advisory vote on the CTAP every three years. Remuneration for management employees – up to and including the ULE – continues to be formally linked to performance against climate change goals. Their reward packages include fixed pay, a bonus as a percentage of fixed pay and eligibility to participate in a long-term Performance Share Plan (PSP). The PSP is linked to financial and sustainability performance, guided by our Sustainability Progress Index (SPI), which accounts for 25% of the total PSP award. The SPI in 2022 is determined by considering performance against a number of sustainability targets – see page 117 for details. See pages 117 to 118 for more on PSP including the role of the Board’s Compensation Committee and Corporate Responsibility Committee in determining how the PSP operates, and the SPI outcome each year. Planet & Society: Task Force on Climate-related Financial Disclosures statement 42 Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year

Strategy and risk management Climate change is a principal risk to Unilever which has the potential – to varying degrees – to impact our business in the short-, medium- and long-term. We face potential physical environment risks from the effects of climate change on our business, including extreme weather and water scarcity. Potential regulatory and transition market risks associated with the shift to a low-carbon economy include changing consumer preferences and future government policy and regulation. These also present opportunities. The potential impacts of climate change are taken into account in developing the overall strategy, our Business Group strategies and financial plans. More detail on these risks, opportunities and the mitigating actions we’re taking can be found on pages 44 to 51. The process for assessing and identifying climate-related risks is the same for each of the principal risks and is described on page 67. The risks are reviewed and assessed on an ongoing basis and formally at least once per year. For each of our principal risks we have a risk management framework detailing the controls we have in place, who is responsible for managing both the overall risk and the individual controls mitigating it. We monitor risks throughout the year to identify changes in the risk profile. We regularly, where appropriate, carry out climate-related risk assessments at site level, supplier level, as well as innovation- project level. Climate-related risks are managed by the team relevant to where the risk resides. For example, climate risks in relation to commodities in the supply chain are managed by our procurement team. Understanding financial impact: scenario analysis We have conducted several high-level scenario analyses on the potential impacts of climate change to help us consider and adapt our strategies and financial planning. In prior years, we have reported the potential financial impacts of climate change on our business in 2030 if average global temperatures were to rise by 2°C and 4°C above pre-industrial levels by 2100. This analysis led us to understand that limiting warming to 2°C would primarily expose us to economic and regulatory transition risks, whereas a 4°C warming level would expose us to unprecedented physical risks. In 2021, as new scientific evidence was released by the UN’s Intergovernmental Panel on Climate Change (IPCC) and the global consensus around the need for governments to commit to a 1.5°C world strengthened, we extended our scenario analyses to assess the impacts of a 1.5°C temperature increase above pre- industrial levels by 2100 on our business in 2030, 2039 and 2050. Understanding and modelling the potential financial impact on the business in 2030, 2039 and 2050 of limiting global warming to 1.5°C The IPCC’s sixth assessment report (AR6), the most up-to- date compendium from the global scientific community on climate change, states that limiting warming to 1.5°C above pre-industrial levels is necessary to prevent the severe environmental consequences that are likely to occur in a 2°C warmer world, and the catastrophic impacts that would materialise if temperatures rose by 4°C. However, it also noted that achieving a 1.5°C world would still imply major disruption and would necessitate a fast and aggressive transition of our global economy, encompassing policy and regulation, production and consumption systems, societal and economic structures and behaviours, and infrastructure development and deployment of new technologies. The IPCC also sets out multiple pathways that the world could take to limit global warming to 1.5°C. The nature of the pathway taken significantly impacts the risks and opportunities that a business will face. In assessing the material risks and opportunities Unilever would face in a world focused on achieving 1.5°C we have reviewed in detail two pathways, ‘proactive’ and ‘reactive’, that we assessed as more likely than other more extreme possible pathways. In the ‘proactive’ route, there is an early and steady reduction of emissions as a result of a fast response from all economic actors, meaning there is less dependence on technological advancements to remove carbon from the atmosphere in the second half of the century. Conversely, in the ‘reactive’ route, significant action by economic actors is delayed to 2030, after which a very rapid transition across all actors is required, accompanied by deployment at a very large scale of low-carbon energy and carbon removal activities and technology. Proactive route Reactive route ■ Aggressive and persistent regulation from today ■ Dramatic changes to lifestyle from today, towards minimising climate impact and social inequality ■ Reliance on available and proven technologies ■ Lower reliance on carbon removal technologies ■ Gradual regulation by 2030, very aggressive post-2030 ■ Continuation of historical societal trends until 2030, then rapid pivot ■ Major reliance on technologies that are not yet proven to scale ■ Higher reliance on carbon removal technologies Planet & Society: Task Force on Climate-related Financial Disclosures statement Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year 43

Risks and opportunities assessed in creating our 1.5°C scenario In creating our 1.5°C scenario analysis, we took the two pathways and considered the five broad types of risks and opportunities using the TCFD risk framework: Regulatory risks; Market risks; Physical environment risks; Innovative products and services opportunities; and Resource efficiency, resilience, and market opportunities. We identified approximately 40 specific risk and opportunity areas which could impact us in 2030, 2039 and 2050, each of which we assessed qualitatively, supported where possible with high-level quantitative assessments. The assessments are based on financial scenarios and do not represent financial forecasts. They exclude any actions that we might undertake to mitigate or adapt to these risks. The quantitative assessments were developed to understand high-level materiality and order of magnitude financial impact rather than perform detailed simulations or forecasts on the long-term future of markets and products. The data used was from internal environmental, operational, and financial data and external science-based data and assumptions from reputable and broadly used sources such as the IPCC or the International Energy Agency. Key risks and opportunities Out of all the risks and opportunities we assessed as part of our 1.5°C scenario assessment, there are 11 which we believe are significant and could at some time in the future be material to our business. We have combined the outputs from the ‘proactive’ and ‘reactive’ analyses since the risks and opportunities are similar, with the differences only being in the size and timing of impact. Due to the nature of climate risks and opportunities we are monitoring them across a number of time horizons. Short term (up to three years) – this aligns with our three-year strategic plans, medium term (three to ten years) and long term (beyond ten years). Where we have been able to quantify the risk, the ranges represent potential impacts of the different pathways. Actions to mitigate the risks and capitalise on the opportunities have been consolidated into our Compass strategy (page 4) and our CTAP (pages 35 to 41). Below we summarise the 11 risks and opportunities. Given the nature of our products, all of the risks noted below are applicable to all our Business Groups and there are only modest variations in their relative significance for each Business Group. For more details on key targets, see pages 60 to 61. Risk Management of risk Carbon tax This includes carbon taxes and voluntary removal or offset costs. Tightening regional or national regulations as well as climate commitments across individual businesses could drive widespread implementation of these taxes or market schemes. This could translate into rising direct and indirect costs linked to carbon emissions, where the strongest impact would likely be on costs of sales linked to raw materials, production, and distribution emissions. Carbon taxes on household emissions or costs passed through to our consumers linked to household emissions may impact their disposable income and ultimately their purchasing power. Impact on Business Groups All Business Groups could be impacted by carbon taxes or voluntary removal costs. Per unit of consumption, our Ice Cream business has the highest carbon emissions from the use of dairy ingredients and the energy used in ice cream storage/ transport/point-of-sale freezer cabinets. The highest absolute carbon emissions from sourcing materials, production and distribution, is in Home Care whereas it is lowest in Beauty & Wellbeing. Timeframe: Medium term to long term Actions: We have developed a CTAP which sets out in detail activities to reduce our carbon emissions. For example, our eco- efficiency programmes aim to reduce energy demand and emissions in our operations, and beyond our operations, we are working with agricultural raw material suppliers on climate-smart agriculture and aim to cut emissions from energy use in more than 3 million point-of-sale ice cream cabinets. We support the use of internal carbon pricing as a tool to help us achieve our zero emissions goal. We use an internal carbon price of €70 per tonne to inform our investment decision-making. Key targets: ■ Halve greenhouse gas impact of our products across the lifecycle by 2030 ■ Zero GHG emissions in our operations by 2030 ■ Net zero GHG emissions across our value chain by 2039 Regulatory risks Planet & Society: Task Force on Climate-related Financial Disclosures statement 44 Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year

Land use regulations These could drive reforms to radically restructure current global land use patterns to conserve and expand forest land, serving as the main natural carbon removal solution. This could reduce land available for food crops, pasture, and timber and hence access to our primary commodities which could drive reduced crop output and increase raw material prices. Impact on Business Groups All Business Groups could be impacted by land use regulation. The majority of our products are derived from agricultural raw materials and thus any limitations placed on land use would have a similar impact across each Business Group. Specific land use regulations vis-&agrave;-vis certain usages/crops could impact the Business Groups differently e.g. if dairy farming land was restricted and nothing else, then the Ice Cream business would be most impacted. Timeframe: Medium term to long term Actions: We monitor potential land use regulations to ensure we understand their implications so that we can adapt our raw material supply strategy. In partnership with others, we continue to work towards a deforestation-free supply chain for our key agricultural raw materials. In addition, we are working with farmers across our supply chain to drive sustainable sourcing and regenerative agriculture. Key targets: ■ Deforestation-free supply chain in palm oil, paper and board, tea, soy and cocoa by 2023 ■ Help protect and regenerate 1.5 million hectares of land, forests and oceans by 2030 Product composition regulations These could restrict or ban the use of certain GHG-intensive components and ingredients in everyday products. This would require the redesign of products and packaging to comply, which could increase costs. Impact on Business Groups All Business Groups could be impacted by product composition regulations. If there was a ban on the use of GHG-intensive ingredients/components, then there is a greater likelihood that the impact on our Personal Care and Home Care businesses would be greater than on our other businesses, as some personal care products in certain countries use HFC propellants and in home care, various chemicals such as soda ash are used. Timeframe: Medium term to long term Actions: We monitor regulatory developments to ensure that our product composition is compliant and that future innovations/products are designed to consider forthcoming climate-related legislation. As part of our CTAP, we are committed to reducing the GHG impact of our products and as part of this, we are reviewing our intensive GHG components and ingredients and looking for substitutions or how changes in their production processes can reduce their GHG emissions. We have a diverse portfolio of products and offer a range of formats to meet consumer's needs and this helps mitigate the potential impact of restrictions or bans on specific GHG-intensive materials. Specifically on HFC propellants, we are working with regulators to change the regulations to allow the use of alternative propellant systems. Key targets: ■ Replace fossil-fuel-derived carbon with renewable or recycled carbon in all our cleaning and laundry product formulations by 2030 Regulatory risks continued Risk Management of risk Planet & Society: Task Force on Climate-related Financial Disclosures statement Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year 45

Sourcing transparency and product labelling regulations These could increase significantly through pressure from regulators, consumers, and investors. This could lead to disclosure compliance risks and rising commodity costs linked to radical transition to transparent supply chains, as well as a potential loss of market share to more transparent competitors. Impact on Business Groups All Business Groups could be impacted by sourcing transparency and product labelling regulations and, given the nature of all the raw materials used, the risk to each Business Group is equal. Timeframe: Medium term to long term Actions: We monitor regulatory developments to ensure that our product labelling is compliant and that future innovations/ products are designed to consider forthcoming climate- related legislation. As part of our CTAP we are committed to improving sourcing transparency, through collaboration with our suppliers, and transparency with consumers through communicating the carbon footprint of our products. We have a diverse portfolio of products and offer a range of formats to meet consumer's needs and this helps mitigate the potential impact of product labelling regulations. Key targets: ■ 100% sustainable sourcing for key agricultural crops ■ Communicate a carbon footprint for every product we sell Extended producer responsibility (EPR) This means that producers are held accountable for their environmental and social impacts across the product value chain. This could lead to improvements of lifecycle traceability from sourcing to managing end-of-life treatment of products and packaging. Circular product design and manufacturing practices could become a requirement in many regions to incentivise efficient and responsible resource extraction, and pass waste management costs through higher disposal and recycling fees to producers. Impact on Business Groups All Business Groups could be impacted by the extended producer responsibility risk. Given the nature of our products and their packaging, the risk to each Business Group is equal, apart from Home Care and Personal Care businesses which use sachets to serve the needs of low-income consumers. These sachets are difficult to collect and recycle. Timeframe: Short term to long term Actions: We support EPR policies and schemes and we’re investing directly in waste collection, processing and capacity-building projects to recycle more plastic. Innovation is also critical to help develop: ■ Suitable packaging that is fully recyclable and more widely recyclable. ■ Product formats suitable for refill and reusable packaging solutions. ■ Higher levels of recycled material into our packaging and components. Key targets: ■ 50% virgin plastic reduction by 2025 ■ 100% reusable, recyclable or compostable plastic packaging by 2025 ■ 25% recycled plastic by 2025 ■ Collect and process more plastic than we sell by 2025 Regulatory risks continued Risk Management of risk Planet & Society: Task Force on Climate-related Financial Disclosures statement 46 Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year

Market risks Risk Management of risk Energy transition and rising energy prices This could be driven by increased electrification, the deployment of renewable energy solutions, associated transmission, distribution and storage infrastructure, as well as the adoption of emerging low-carbon technologies such as biogas, green hydrogen and ammonia. This could increase our operations, suppliers, and end-consumers’ utility costs. Impact on Business Groups All Business Groups could be impacted by energy transition and rising energy prices and the likely impact would be equal across all the Business Groups. Timeframe: Short term to long term Actions: We mitigate our market risks by decarbonising our operations through eco-efficiency measures in our factories, powering our operations with renewables and transitioning heating and cooling for our factories to lower emission and renewable sources (see page 36). Key targets: ■ 100% renewable electricity by 2030 ■ Transition to 100% renewable heat by 2030 Energy and commodity market volatility This could potentially lead to increased uncertainty in financial planning and forecasting for key commodities, as well as a higher cost associated with risk management. Other considerations include potential manufacturing or supply disruptions linked to availability or higher cost of energy and sourced commodities. Impact on Business Groups All Business Groups could be impacted by energy and commodity market volatility and the likely impact would be equal across all the Business Groups. Timeframe: Short term to long term Actions: We manage commodity price risks through forward-buying of traded commodities and other hedging mechanisms. Key targets: ■ 100% sustainable sourcing for key agricultural crops ■ Empower farmers and smallholders to protect and regenerate farm environments Planet & Society: Task Force on Climate-related Financial Disclosures statement Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year 47

Physical environment risks Risk Management of risk Water scarcity This could lead to increased droughts while limited resources to irrigate soils could reduce crop outputs. Water shortages could also impact our manufacturing sites and our ability to supply water-based products. Our consumers could also face water shortages in their everyday activities in certain regions, creating a need for water-smart or waterless products or services. Impact on Business Groups All Business Groups could be impacted by water scarcity. Given the nature of our products, the impact of drought on crop production would be equal across all Business Groups. However, the impact of water shortages on consumers would likely impact their washing behaviours and hence impact the Personal Care and Home Care businesses to a greater extent. Timeframe: Medium term to long term Actions: We mitigate physical environment risks by investing in new products and formulations that work with less water, poor quality water or no water. Many of our hair care products now have fast-rinse technology as standard, using less water. We are working with local communities to develop water stewardship programmes. We monitor changing weather patterns on a short-term basis and integrate weather system modelling into our forecasting process. Key targets: ■ Implement water stewardship programmes in 100 locations in water-stressed areas by 2030 Extreme weather events This could significantly disrupt our entire value chain. Sustained high temperatures could lead to reduced crop outputs due to reduction in soil productivity which could translate into higher raw material prices. Weather events such as hurricanes or floods, which would become increasingly common and intense, could cause plant outages or disrupt our distribution infrastructure. Additionally, macroeconomic negative shocks, caused by extreme weather events, could reduce or destroy consumer demand and purchasing power among affected communities. Impact on Business Groups All Business Groups could be impacted by extreme weather, the most likely significant impact being the reduction of crop outputs which, given the nature of our products, would impact the Business Groups equally. Timeframe: Medium term to long term Actions: We have extreme weather contingency plans which we implement as necessary to secure alternative key material supplies at short notice or transfer or share production between manufacturing sites. We manage commodity price risks through forward-buying of traded commodities and other hedging mechanisms. Our Regenerative Agriculture Principles and Sustainable Agriculture Code encourage our agricultural raw material suppliers to adopt practices which increase their productivity and resilience to extreme weather and we aim to increase the hectares of protected and regenerated land. Key targets: ■ Empower farmers and smallholders to protect and regenerate farm environments ■ Help protect and regenerate 1.5 million hectares of land Planet & Society: Task Force on Climate-related Financial Disclosures statement 48 Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year

Innovative products and services opportunities Opportunity Capitalisation of opportunity Growth in plant-based or lab-grown foods This could increase rapidly in the coming years. As people become more environmentally conscious and there is regulation on land use, we could see a rise in plant-based diets away from animal-based protein. Timeframe: Short term to long term Actions: We're capitalising on innovative product and service opportunities by offering a range of vegan and vegetarian products. Key targets: ■ €1.5 billion of sales per annum from plant-based products in categories whose products are traditionally using animal-derived ingredients by 2025 Resource efficiency, resilience, and market opportunities Opportunity Capitalisation of opportunity Investment in energy transition technologies This represents a shift to efficient and less centralised energy supply and consumption (e.g. through on-site renewable energy generation and storage), zero-emission logistics and designing products for resource-efficient consumption. This could drive decarbonisation across the value chain, while opening up the opportunity to access the utility market as an off-grid generator and create new revenue streams from grid balancing or demand side response services or providing excess renewable power of oversized capacity to supply chain partners. Timeframe: Short term to long term Actions: We capitalise on resource efficiency opportunities by generating renewable electricity at our factory sites where feasible (see page 36), targeting emissions reduction from our logistics suppliers and own vehicle fleet (see page 38) and through product reformulations which make our products more resource efficient in use – for example, many of our laundry products are now low-temperature washing as standard (see page 19). Key targets: ■ Zero GHG emissions in our operations by 2030 Planet & Society: Task Force on Climate-related Financial Disclosures statement Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year 49

Summary of high-level quantitative assessment We have undertaken high-level quantitative assessments for six risks and opportunities. The results are shown in the tables below. These assessments show the gross impact before any action which Unilever might take to respond. The ranges reflect the different results from the reactive (ɾ) and proactive (ρ) pathways assessed. We first undertook scenario analysis in 2017 on 2°C and 4°C scenarios. In 2021, we completed a 1.5°C scenario analysis. The results of this work on the way to 1.5°C is consistent with this previous work. The key differences are due to: the more extreme measures that would need to be taken to achieve a 1.5°C outcome; the evolution of the scientific assumptions contained within the IPCC's AR6 report; and a more detailed approach to the scenario analysis. The financial impact in 2030 is more significant in the 1.5°C scenario. However, the scenario avoids the greater negative impacts from the physical risks associated with higher temperature rise scenarios in 2050 and beyond. Regulatory and Market Risks Key assumptions Sensitivity 2030 2039 2050 1. Carbon tax and voluntary carbon removal costs We quantified how high prices from carbon regulations and voluntary offset markets for our upstream Scope 3 emissions might impact our raw and packaging materials costs, our distribution costs and the neutralisation of our residual emissions post-2039. ■ Absolute zero Scope 1 and 2 emissions by 2030 ■ Scope 3 emissions exclude consumer use emissions ■ Carbon price would reach 245 USD/ tonne by 2050, rising more aggressively in early years in a proactive scenario ■ The price of carbon offsetting would reach 65 USD/ tonne by 2050 ■ Offsetting 100% of emissions on and after 2039 ρ -3.2 -5.2 -6.1 ɾ -2.4 -4.8 -6.1 2. Land use regulation impact on food crop outputs We quantified how changing land use regulation to promote the conversion of current and future food crops to forests could drive reduced crop output and lead to increased raw material prices, impacting sourcing costs. ■ By 2050, in a proactive scenario, land use regulation would increase prices by: ■ Palm: ~28% ■ Commodities and food ingredients: ~33% ■ By 2050, in a reactive scenario, land use regulation would increase prices by: ■ Palm: ~10%; ■ Commodities and food ingredients: ~11% ρ -0.8 -2.1 -5.1 ɾ -0.3 -0.7 -1.7 3. Impact of rising energy prices for suppliers and in manufacturing We quantified how electricity and gas price increases could impact both total energy annual spend as well as indirect cost increases passed through from raw material suppliers. ■ High uncertainty surrounds possible shifts to energy prices during a transition to 1.5°C world ■ Analysis assumes that by 2050 average electricity prices would: ■ Rise ~16% in The Americas ■ Rise ~18% in Europe ■ Decline ~1% in ASIA/AMET/RUB(b) ■ By 2050 average global gas prices would rise by ~141% ρ -0.6 -1.5 -3.4 ɾ -0.6 -1.5 -3.4 Physical Environmental Risks Key assumptions Sensitivity 2030 2039 2050 4. Water scarcity impact on crop yields We quantified how increased water- stressed areas and prolonged droughts would reduce crop outputs due to water scarcity in agricultural regions, decreasing crop viability, and impacting raw material prices. ■ By 2050, in a proactive scenario, water scarcity would increase prices by: ■ Palm: ~10%; Commodities and food ingredients: ~11% ■ By 2050, in a reactive scenario, water scarcity would increase prices by: ■ Palm: ~14%; Commodities and food ingredients: ~16% ρ -0.2 -0.5 -1.2 ɾ -0.3 -0.7 -1.7 Financial quantification of assessed risks and opportunities Potential financial impact on profit in the year (€bn)(a) Planet & Society: Task Force on Climate-related Financial Disclosures statement 50 Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year

Physical Environmental Risks Key assumptions Sensitivity 2030 2039 2050 5. Extreme weather (temperature) impact on crop yields We quantified how extreme weather events such as sustained high temperatures could impact crop output and therefore sourcing costs across key commodities. ■ By 2050, in a proactive scenario, extreme weather would increase prices by: ■ Palm: ~12%; Commodities and food ingredients: ~14% ■ By 2050, in a reactive scenario, extreme weather would increase prices by: ■ Palm: ~18%; Commodities and food ingredients: ~21% ρ -0.3 -0.8 -1.9 ɾ -0.4 -1.1 -2.8 Opportunities Key assumptions Sensitivity 2030 2039 2050 6. Growth in plant-based foods category We quantified the potential revenue opportunity from anticipated growth in the global plant-based foods market and possible market share in 2025. ■ By 2050, the total global market for plant-based products would rise to ~USD 1.6 trillion ■ Maintain a constant market share ■ Product mix and product margins would remain constant ρ 0.5 1.7 6.4 ɾ 0.5 1.7 6.4 Financial quantification of assessed risks and opportunities Potential financial impact on profit in the year (€bn)(a) (a) These potential financial impacts are based on high-level quantitative assessments of certain risk and opportunity areas which could impact us in 2030, 2039 and 2050 and assume no actions to mitigate risk are taken and if no actions to capitalise on opportunities are taken. (b) Refers to Asia, Africa, Middle East, Turkey, Russia, Ukraine and Belarus. Next steps The analysis suggests that policy interventions and changing socio-economic trends, such as regulations related to carbon pricing, land use, product composition, sourcing transparency and product labelling, and EPR would have the most significant impact on our value chain along the journey to a 1.5°C world. The next level of impact would be as a result of the transition of the energy system with rising energy prices and market volatility. We would also experience the impact of physical environment risks associated with a warmer climate, even in a 1.5°C world. While the potential risks and financial impact of limiting global warming to 1.5°C are significant if no mitigating actions are taken, the impact of the potential risks that would exist if we were not to reduce warming to 1.5°C are potentially even more significant. The outcomes from our analysis provide us with initial high- level insights into these potential business and financial impacts. These form an important input to our strategic planning process. In summary, the radical and disruptive system-wide transformation we could face in the journey to limit warming to 1.5°C by 2100, would present a significant range of material risks, where regulatory and economic risks would be the most disruptive. However, many opportunities would also emerge, which we would be well placed to seize given our ambitious commitments are aligned with a proactive route towards net zero by 2039. There is still much to do to advance our understanding of the risk and opportunities facing our business and our industry, and our strategic responses to such a radically different future. This analysis represents an important step to continue to engage and challenge our business and our stakeholders to define how we can make sustainable living commonplace. Metrics and targets Our CTAP includes key metrics and targets to assess and manage climate risks and opportunities across our value chain. Two of the targets have been recognised as science- based targets by the Science Based Targets initiative – see page 38 for more details. A summary of the climate metrics and targets we are currently able to measure can be found on pages 38 to 41, and form part of these TCFD disclosures. Planet & Society: Task Force on Climate-related Financial Disclosures statement Unilever Annual Report on Form 20-F 2022 | Strategic Report – Review of the Year 51

Unilever Group performance Unilever 2022 2021 2020 Turnover growth 14.5% 3.4% (2.4) % Underlying sales growth* 9.0% 4.5% 1.9 % Underlying volume growth* (2.1) % 1.6% 1.6 % Operating margin 17.9% 16.6% 16.4 % Underlying operating margin* 16.1% 18.4% 18.5 % Free cash flow* €5.2bn €6.4bn €7.7bn Cash flow from operating activities €10.1bn €10.3bn €10.9bn Net cash flow (used in)/from investing activities €2.5bn €(3.2)bn €(1.5)bn Net cash flow (used in)/from financing activities €(8.9)bn €(7.1)bn €(5.8)bn Business Group performance Beauty & Wellbeing 2022 2021 2020 Turnover €12.3bn €10.1bn €9.1bn Turnover growth 20.8% 11.6% (7.2) % Underlying sales growth 7.8% 8.5% (3.9) % Operating margin 17.6% 21.1% 19.2 % Underlying operating margin* 18.7% 22.1% 20.4 % Personal Care 2022 2021 2020 Turnover €13.6bn €11.7bn €12.0bn Turnover growth 15.9% (2.3) % (0.3) % Underlying sales growth 7.9% 0.3% 5.3 % Operating margin 16.6% 19.9% 21.3 % Underlying operating margin* 19.6% 21.3% 22.7 % Financial performance 52 Unilever Annual Report on Form 20-F 2022 | Strategic Report – Our Performance

Business Group performance continued Home Care 2022 2021 2020 Turnover €12.4bn €10.6bn €10.5bn Turnover growth 17.3% 1.1% (3.4) % Underlying sales growth 11.8% 3.9% 4.5 % Operating margin 8.6% 12.2% 11.9 % Underlying operating margin* 10.8% 13.4% 14.5 % Nutrition 2022 2021 2020 Turnover €13.9bn €13.1bn €12.5bn Turnover growth 6.1% 4.9% 0.7 % Underlying sales growth 8.6% 5.5% 1.8 % Operating margin 32.4% 16.1% 16.3 % Underlying operating margin* 17.6% 19.3% 18.9 % Ice Cream 2022 2021 2020 Turnover €7.9bn €6.9bn €6.6bn Turnover growth 14.8% 3.2% (3.4) % Underlying sales growth 9.0% 5.7% 0.2 % Operating margin 9.8% 12.1% 10.8 % Underlying operating margin* 11.7% 13.9% 13.4% ∗ Key Financial Indicators. Underlying sales growth, underlying volume growth, underlying operating margin and free cash flow are non-GAAP measures. For further information about these measures, and the reasons why we believe they are important for an understanding of the performance of the business, please refer to our commentary on non-GAAP measures on pages 55 to 59. Financial performance Unilever Annual Report on Form 20-F 2022 | Strategic Report – Our Performance 53

Additional financial disclosures Cash flow Cash flow from operating activities decreased by €(0.2) billion primarily as a result of a €0.4 billion unfavourable working capital movement. Inventories saw an increase of €1 billion from Prestige Beauty and resilience building amidst supply constraints in Ice Cream. This was partly offset by €0.6 billion movement in payables net of receivables. € million 2022 2021 Operating profit 10,755 8,702 Depreciation, amortisation and impairment 1,946 1,763 Changes in working capital (422) (47) Pensions and similar obligations less payments (119) (183) Provisions less payments 203 (61) Elimination of (profits)/losses on disposals (2,335) 23 Non-cash charge for share-based compensation 177 161 Other adjustments (116) (53) Cash flow from operating activities 10,089 10,305 Income tax paid (2,807) (2,333) Net capital expenditure (1,627) (1,239) Net interest and preference dividends paid (457) (340) Free cash flow* 5,198 6,393 Net cash flow (used in)/from investing activities 2,453 (3,246) Net cash flow (used in)/from financing activities (8,890) (7,099) Income tax paid increased by €0.5 billion compared to the prior year due to €0.3 billion tax on separation of ekaterra, country tax rate mix effect, reduced benefits in tax settlements and other one-off items. Net cash flow from investing activities was €2.5 billion compared to €(3.2) billion in the prior year primarily driven by proceeds from sale of the Tea business of €4.6 billion partly offset by net consideration of €0.8 billion paid for Nutrafol acquisition. Capital expenditure further increased in 2022 by €0.4 billion. Net cash flow used in financing activities was €(8.9) billion compared to €(7.1) billion in the prior year primarily due to higher net repayment of borrowings by €3.1 billion. This was partially offset by reduction in share buybacks of €1.5 billion compared to the prior year. Balance sheet € million 2022 2021 Goodwill and intangible assets 40,489 38,591 Other non-current assets 18,175 19,103 Current assets 19,157 17,401 Total assets 77,821 75,095 Current liabilities 25,427 24,778 Non-current liabilities 30,693 30,571 Total liabilities 56,120 55,349 Shareholders’ equity 19,021 17,107 Non-controlling interest 2,680 2,639 Total equity 21,701 19,746 Total liabilities and equity 77,821 75,095 Goodwill and intangible assets were €40.5 billion. This was an increase of €1.9 billion compared to the prior year. The increase was driven by Nutrafol acquisition which contributed €1.2 billion and a positive impact from currency of €0.8 billion offset by €0.2 billion decrease due to Dollar Shave Club impairment. See note 21 on pages 198 to 201 and note 9 on pages 172 to 198 for more. Other non-current assets decreased by €(0.9) billion primarily as a result of fall in values of pension assets as a result of higher interest rates. Current assets increased by €1.8 billion led by inventories, trade and other current receivables and cash and cash equivalents, partly offset by reduction in assets held for sale following the Tea business disposal. Inventories increased by €1.2 billion driven by cost inflation and increased holdings for supply resilience. Trade and other current receivables increased by €1.6 billion driven by transitional service agreement relating to sale of the Tea business and turnover growth. Cash and cash equivalents increased by €0.9 billion driven by cash inflows from operating and investing activities partly offset by financing activities. Non-controlling interest was flat versus the prior year as increase in profits was offset by dividends. Net debt* Closing net debt was €23.7 billion compared to €25.5 billion as at 31 December 2021 driven by free cash flow and proceeds from disposals net of acquisitions, partly offset by dividends, share buybacks and currency impact. Movement in net pension liability/asset The table below shows the movement in net pension liability/ asset during the year. Pension assets net of liabilities were in surplus of €2.6 billion at the end of 2022 compared with a surplus of €3.0 billion at the end of 2021. Values of assets and liabilities reduced by €7.2 billion and €7.6 billion respectively, primarily driven by higher interest rates. € million 2022 1 January 2,993 Gross service cost (186) Employee contributions 12 Actual return on plan assets (excluding interest) (6,483) Net interest income/(cost) 44 Actuarial gain/(loss) 6,130 Employer contributions 303 Currency retranslation (63) Other movements(a) (181) 31 December 2,569 (a) Other movements relate to special termination benefits, changes in asset ceiling, past service costs including losses/(gains) on curtailment, settlements and other immaterial movements. For more details see note 4B on pages 162 to 167. * Certain measures used in our reporting are not defined under IFRS. For further information about these measures, please refer to the commentary on non- GAAP measures on pages 55 to 59. Financial performance: Additional financial disclosures 54 Unilever Annual Report on Form 20-F 2022 | Strategic Report – Our Performance

Finance and liquidity Approximately €1.1 billion (or 26%) of the Group’s cash and cash equivalents are held in the parent and central finance companies, for maximum flexibility. These companies provide loans to our subsidiaries that are also funded through retained earnings and third-party borrowings. We maintain access to global debt markets through an infrastructure of short and long-term debt programmes. We make use of plain vanilla derivatives, such as interest rate swaps and foreign exchange contracts, to address these risks. More detail is provided in notes 16, 16A, 16B and 16C on pages 186 to 191. The remaining €3.2 billion (or 74%) of the Group’s cash and cash equivalents are held in foreign subsidiaries which repatriate distributable reserves on a regular basis. For most countries, this is done through dividends which are in some cases subject to withholding or distribution tax. This balance includes €449 million (2021: €83 million, 2020: €98 million) of cash that is held in a few countries where we face cross-border foreign exchange controls and/or other legal restrictions that inhibit our ability to make these balances available in any means for general use by the wider business. The cash will generally be invested or held in the relevant country and, given the other capital resources available to the Group, does not significantly affect the ability of the Group to meet its cash obligations. We closely monitor all our exposures and counter-party limits. Unilever has committed credit facilities in place for general corporate purposes. The undrawn bilateral committed credit facilities in place on 31 December 2022 were $5,200 million and €2,550 million. The additional undrawn revolving 364-day bilateral credit facilities of €1,500 million as on 31 December 2021 were cancelled in 2022. Further information on liquidity management is set out in note 16A to the consolidated financial statements. Material cash commitments from contractual and other obligations The following table shows the amount of our contractual and other obligations as at 31 December 2022. The material cash commitments from contractual and other obligations arise from our borrowings which include bonds, commercial paper, bank and other loans, interest on these borrowings and trade payables and accruals. € million 2022 Due within 1 year Due in 1-3 years Due in 3-5 years Due in over 5 years Bonds 25,094 2,585 5,757 4,242 12,510 Commercial paper, bank and other loans 2,657 2,646 5 — 6 Interest on financial liabilities 3,692 518 839 668 1,667 Trade payables and accruals 17,334 17,166 102 28 38 Lease liabilities 1,649 397 565 340 347 Other lease commitments 319 64 52 39 164 Purchase obligations(a) & other long-term commitments 4,057 1,806 1,332 688 231 Others (b) 610 183 427 — — Total 55,412 25,365 9,079 6,005 14,963 (a) For raw and packaging materials and finished goods. (b) Includes other financial liabilities and deferred consideration for acquisitions. Further details are set out in the following notes to the consolidated financial statements: note 10 on pages 175 to 177, note 15C on pages 183 to 185, and note 20 on pages 197 and 198. We are satisfied that our financing arrangements are adequate to meet our short term and long term cash requirements. In relation to the facilities available to the Group, borrowing requirements do not fluctuate materially during the year and are not seasonal. Guaranteed US debt securities At 31 December 2022 the Group had in issue US$10.8 billion (2021: US$12.1 billion; 2020: US$11.5 billion) bonds in connection with a US shelf registration. See page 235 for more information on these bonds and related commentary on guarantor information. Non-GAAP measures Certain discussions and analyses set out in this Annual Report and Accounts (and the Additional Information for US Listing Purposes) include measures which are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, and our ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliation to relevant GAAP measures. Explanation and reconciliation of non-GAAP measures Unilever uses ‘constant rate’ and ‘underlying’ measures primarily for internal performance analysis and targeting purposes. We present certain items, percentages and movements, using constant exchange rates, which exclude the impact of fluctuations in foreign currency exchange rates. We calculate constant currency values by translating both the current and the prior period local currency amounts using the prior year average exchange rates into euro, except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into euros using the prior year closing exchange rate before the application of IAS 29. The table below shows exchange rate movements in our key markets. Annual average rate in 2022 Annual average rate in 2021 Brazilian real (€1 = BRL) 5.414 6.366 Chinese yuan (€1 = CNY) 7.047 7.663 Indian rupee (€1 = INR) 82.303 87.599 Indonesia rupiah (€1 = IDR) 15,535 16,983 Philippine peso (€1 = PHP) 57.194 58.401 UK pound sterling (€1 = GBP) 0.851 0.861 US dollar (€1 = US$) 1.050 1.187 In the following sections, we set out our definitions of the following non-GAAP measures and provide reconciliation to relevant GAAP measures: ■ underlying sales growth; ■ underlying volume growth; ■ underlying price growth; ■ non-underlying items; ■ underlying earnings per share; Financial performance: Additional financial disclosures Unilever Annual Report on Form 20-F 2022 | Strategic Report – Our Performance 55

■ underlying operating profit and underlying operating margin; ■ underlying effective tax rate; ■ constant underlying earnings per share; ■ free cash flow; ■ underlying return on assets; ■ net debt; and ■ underlying return on invested capital. Underlying sales growth Underlying sales growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals, changes in currency and price growth in excess of 26% in hyperinflationary economies. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself. The reconciliation of changes in the GAAP measure of turnover to USG is as follows: 2022 vs 2021 (%) Beauty & Wellbeing Personal Care Home Care Nutrition Ice Cream Group Turnover growth(a) 20.8 15.9 17.3 6.1 14.8 14.5 Effect of acquisitions 3.8 — — 0.3 — 0.8 Effect of disposals (0.1) — — (7.1) — (1.8) Effect of currency-related items, 8.1 7.4 4.9 4.9 5.4 6.2 of which: Exchange rate changes 6.9 6.2 2.6 3.6 3.9 4.7 Extreme price growth in hyperinflationary markets(b) 1.0 1.1 2.2 1.2 1.5 1.4 Underlying sales growth(b) 7.8 7.9 11.8 8.6 9.0 9.0 2021 vs 2020 (%) Turnover growth(a) 11.6 (2.3) 1.1 4.9 3.2 3.4 Effect of acquisitions 6.0 — — 1.3 — 1.4 Effect of disposals — — (0.1) (0.3) (0.1) (0.1) Effect of currency-related items, (3.0) (2.6) (2.6) (1.5) (2.3) (2.4) of which: Exchange rate changes (3.1) (2.9) (2.9) (1.8) (2.6) (2.6) Extreme price growth in hyperinflationary markets(b) 0.2 0.3 0.3 0.3 0.4 0.3 Underlying sales growth(b) 8.5 0.3 3.9 5.5 5.7 4.5 2020 vs 2019 (%) Turnover growth(a) (7.2) (0.3) (3.4) 0.7 (3.4) (2.4) Effect of acquisitions 1.9 0.2 0.2 4.1 — 1.4 Effect of disposals — — (0.2) (0.5) (0.1) (0.2) Effect of currency-related items, (5.2) (5.5) (7.5) (4.6) (3.5) (5.4) of which: Exchange rate changes (5.4) (5.7) (7.8) (4.8) (4.3) (5.7) Extreme price growth in hyperinflationary markets(b) 0.2 0.2 0.3 0.3 0.8 0.3 Underlying sales growth(b) (3.9) 5.3 4.5 1.8 0.2 1.9 (a) Turnover growth is made up of distinct individual growth components, namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components. (b) Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the underlying sales growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets. Underlying price growth Underlying price growth (UPG) is part of USG and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained in USG above. Underlying volume growth Underlying volume growth (UVG) is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (i) the increase in turnover attributable to the volume of products sold; and (ii) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact on USG due to changes in prices. Financial performance: Additional financial disclosures 56 Unilever Annual Report on Form 20-F 2022 | Strategic Report – Our Performance

The relationship between USG, UVG and UPG is set out below: 2022 vs 2021 2021 vs 2020 2020 vs 2019 Underlying volume growth (%) (2.1) 1.6 1.6 Underlying price growth (%) 11.3 2.9 0.3 Underlying sales growth (%) 9.0 4.5 1.9 Refer to page 52 for the relationship between USG, UVG and UPG for each of the Business groups. Non-underlying items Several non-GAAP measures are adjusted to exclude items defined as non-underlying due to their nature and/or frequency of occurrence. ■ Non-underlying items within operating profit are: gains or losses on business disposals, acquisition and disposal related costs, restructuring costs, impairments and other items within operating profit classified here due to their nature and frequency. ■ Non-underlying items not in operating profit but within net profit are: net monetary gain/(loss) arising from hyperinflationary economies and significant and unusual items in net finance cost, share of profit/(loss) of joint ventures and associates and taxation. ■ Non-underlying items are both non-underlying items within operating profit and those non-underlying items not in operating profit but within net profit. Refer to note 3 for details of non-underlying items. Underlying operating profit and underlying operating margin Underlying operating profit and underlying operating margin mean operating profit and operating margin before the impact of non-underlying items within operating profit. Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for making decisions about allocating resources and assessing performance of the segments. The Group reconciliation of operating profit to underlying operating profit is as follows: € million 2022 2021 2020 Operating profit 10,755 8,702 8,303 Non-underlying items within operating profit (see note 3) (1,072) 934 1,064 Underlying operating profit 9,683 9,636 9,367 Turnover 60,073 52,444 50,724 Operating margin 17.9% 16.6% 16.4% Underlying operating margin 16.1% 18.4% 18.5% Further details of non-underlying items can be found in note 3 on page 159 of the consolidated financial statements. Refer to note 2 on page 155 for the reconciliation of operating profit to underlying operating profit by division. For each division, operating margin is computed as operating profit divided by turnover and underlying operating margin is computed as underlying operating profit divided by turnover. Underlying earnings per share Underlying earnings per share (underlying EPS) is calculated as underlying profit attributable to shareholders’ equity divided by the diluted average number of ordinary shares. In calculating underlying profit attributable to shareholders’ equity, net profit attributable to shareholders’ equity is adjusted to eliminate the post-tax impact of non-underlying items. This measure reflects the underlying earnings for each share unit of the Group. Refer to note 7 for reconciliation of net profit attributable to shareholders’ equity to underlying profit attributable to shareholders' equity. Underlying effective tax rate The underlying effective tax rate is calculated by dividing taxation excluding the tax impact of non-underlying items by profit before tax excluding the impact of non-underlying items and share of net profit/(loss) of joint ventures and associates. This measure reflects the underlying tax rate in relation to profit before tax excluding non-underlying items before tax and share of net (profit)/loss of joint ventures and associates. Tax impact on non-underlying items within operating profit is the sum of the tax on each non-underlying item, based on the applicable country tax rates and tax treatment. This is shown in the table: € million 2022 2021 Taxation 2,068 1,935 Tax impact of: Non-underlying items within operating profit(a) 273 219 Non-underlying items not in operating profit but within net profit(a) (121) (41) Taxation before tax impact of non-underlying 2,220 2,113 Profit before taxation 10,337 8,556 Share of net (profit)/loss of joint ventures and associates (208) (191) Profit before tax excluding share of net profit/ (loss) of joint ventures and associates 10,129 8,365 Non-underlying items within operating profit before tax(a) (1,072) 934 Non-underlying items not in operating profit but within net profit before tax 164 64 Profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates 9,221 9,363 Effective tax rate 20.4 23.1 Underlying effective tax rate 24.1 22.6 (a) Refer to note 3 for further details on these items. Constant underlying earnings per share Constant underlying earnings per share (constant underlying EPS) is calculated as underlying profit attributable to shareholders’ equity at constant exchange rates and excluding the impact of both translational hedges and price growth in excess of 26% per year in hyperinflationary economies divided by the diluted average number of ordinary share units. This measure reflects the underlying earnings for each ordinary share unit of the Group in constant exchange rates. The reconciliation of underlying profit attributable to shareholders’ equity to constant underlying earnings attributable to shareholders’ equity and the calculation of constant underlying EPS is as follows: Financial performance: Additional financial disclosures Unilever Annual Report on Form 20-F 2022 | Strategic Report – Our Performance 57

€ million 2022 2021 Underlying profit attributable to shareholders’ equity(a) 6,568 6,839 Impact of translation from current to constant exchange rates and translational hedges (307) (106) Impact of price growth in excess of 26% per year in hyperinflationary economies(b) (200) — Constant underlying earnings attributable to shareholders’ equity 6,061 6,733 Diluted average number of share units (millions of units) 2,559.8 2,609.6 Constant underlying EPS (€) 2.37 2.58 (a) See note 7. (b) See pages 55 and 56 for further details. Free cash flow Free cash flow (FCF) is defined as cash flow from operating activities, less income taxes paid, net capital expenditure and net interest payments. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. FCF reflects an additional way of viewing our liquidity that we believe is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund our strategic initiatives, including acquisitions, if any. The reconciliation of cash flow from operating activities to FCF is as follows: € million 2022 2021 2020 Cash flow from operating activities 10,089 10,305 10,933 Income tax paid (2,807) (2,333) (1,875) Net capital expenditure (1,627) (1,239) (932) Net interest payments (457) (340) (455) Free cash flow 5,198 6,393 7,671 Net cash flow (used in)/from investing activities 2,453 (3,246) (1,481) Net cash flow (used in)/from financing activities (8,890) (7,099) (5,804) Net debt Net debt is a measure that provides valuable additional information on the summary presentation of the Group’s net financial liabilities and is a measure in common use elsewhere. Net debt is defined as the excess of total financial liabilities, excluding trade payables and other current liabilities, over cash, cash equivalents and other current financial assets, excluding trade and other current receivables, and non- current financial asset derivatives that relate to financial liabilities. € million 2022 2021 Total financial liabilities (29,488) (30,133) Current financial liabilities (5,775) (7,252) Non-current financial liabilities (23,713) (22,881) Cash and cash equivalents as per balance sheet 4,326 3,415 Cash and cash equivalents as per cash flow statement 4,225 3,387 Add: bank overdrafts deducted therein 101 106 Less: cash and cash equivalents held for sale — (78) Other current financial assets 1,435 1,156 Non-current financial assets derivatives that relate to financial liabilities 51 52 Net debt (23,676) (25,510) Underlying return on invested capital Underlying return on invested capital (ROIC) is a measure of the return generated on capital invested by the Group. The measure provides a guide rail for long-term value creation and encourages compounding reinvestment within the business and discipline around acquisitions with low returns and long payback. Underlying ROIC is calculated as underlying operating profit after tax divided by the annual average of: goodwill, intangible assets, property, plant and equipment, net assets held for sale, inventories, trade and other current receivables, and trade payables and other current liabilities. € million 2022 2021 Operating profit 10,755 8,702 Non-underlying items within operating profit (see note 3) (1,072) 934 Underlying operating profit before tax 9,683 9,636 Tax on underlying operating profit(a) (2,331) (2,175) Underlying operating profit after tax 7,352 7,461 Goodwill 21,609 20,330 Intangible assets 18,880 18,261 Property, plant and equipment 10,770 10,347 Net assets held for sale 24 1,581 Inventories 5,931 4,683 Trade and other current receivables 7,056 5,422 Trade payables and other current liabilities (18,023) (14,861) Period-end invested capital 46,247 45,763 Average invested capital for the period 46,005 43,279 Underlying return on invested capital (%) 16.0 17.2 (a) Tax on underlying operating profit is calculated as underlying operating profit before tax multiplied by underlying effective tax rate of 24.1% (2021: 22.6%) which is shown on page 57. Financial performance: Additional financial disclosures 58 Unilever Annual Report on Form 20-F 2022 | Strategic Report – Our Performance

Underlying return on assets Underlying return on assets is a measure of the return generated on assets for each Business Group. This measure provides additional insight on the performance of the Business Groups and assists in formulating long-term strategies with respect to allocation of capital across Business Groups. Business Group underlying return on assets is calculated as underlying operating profit after tax for the Business Group divided by the annual average of: property, plant and equipment, net assets held for sale (excluding goodwill and intangibles), inventories, trade and other current receivables, and trade payables and other current liabilities for each Business Group. The annual average is computed by adding the amounts at the beginning and the end of the calendar year and dividing by two. € million 2022 Beauty & Wellbeing Personal Care Home Care Nutrition Ice Cream Total Underlying operating profit before tax 2,292 2,679 1,344 2,449 919 9,683 Tax on underlying operating profit (552) (644) (324) (590) (221) (2,331) Underlying operating profit after tax 1,740 2,035 1,020 1,859 698 7,352 Property plant and equipment 1,775 2,259 2,112 2,196 2,428 10,770 Net assets held for sale — 2 — 20 — 22 Inventories 1,386 1,352 909 1,267 1,017 5,931 Trade and other receivables 1,439 1,601 1,457 1,632 927 7,056 Trade payables and other current liabilities (3,562) (3,918) (3,955) (4,095) (2,493) (18,023) Period-end assets (net) 1,038 1,296 523 1,020 1,879 5,756 Average assets for the period (net) 979 1,403 558 1,295 1,780 6,015 Underlying return on assets (%) 178 145 183 144 39 122 2021 Underlying operating profit before tax 2,237 2,505 1,417 2,525 952 9,636 Tax on underlying operating profit (505) (565) (320) (570) (215) (2,175) Underlying operating profit after tax 1,732 1,940 1,097 1,955 737 7,461 Property plant and equipment 1,541 2,422 1,913 2,235 2,236 10,347 Net assets held for sale — 2 — 678 — 680 Inventories 1,074 1,083 765 974 787 4,683 Trade and other receivables 1,048 1,216 1,093 1,355 710 5,422 Trade payables and other current liabilities (2,743) (3,214) (3,178) (3,673) (2,053) (14,861) Period-end assets (net) 920 1,509 593 1,569 1,680 6,271 Average assets for the period (net) 863 1,355 638 1,643 1,564 6,063 Underlying return on assets (%) 201 143 172 119 47 123 Other information Accounting standards and critical accounting policies The consolidated financial statements have been prepared in accordance with IFRS as adopted by the UK and IFRS as issued by the International Accounting Standards Board. The accounting policies are consistent with those applied in 2021 except for the recent accounting developments as set out in note 1 on pages 154 to 155. The critical accounting estimates and judgements and those that are most significant in connection with our financial reporting are set out in note 1 on pages 154 to 155. Auditor's report The Independent Auditor’s Report issued by KPMG LLP on the consolidated results of the Group, as set out in the financial statements, was unqualified and contained no exceptions or emphasis of matter. For more details see pages 135 to 149. 2021 financial review The financial review for the year ended 31 December 2021 can be found on pages 36 to 43 of our Annual Report and Accounts on Form 20-F filed with the United States Securities and Exchange Commission on 9 March 2022. Financial performance: Additional financial disclosures Unilever Annual Report on Form 20-F 2022 | Strategic Report – Our Performance 59

Improve the health of the planet Climate action Target 2022 2021 2020 Zero GHG emissions in our operations by 2030 (% change in tonnes of GHG emissions from energy and refrigerant use since 2015)(a) -100% '-68% -64% -58% Halve GHG impact of our products across the lifecycle by 2030 (% change in grams of CO2e per consumer use since 2010)(b) -50% '-19% '-14% -10% Protect and regenerate nature Target 2022 2021 2020 Help protect and regenerate 1.5 million hectares of land, forests and oceans by 2030 (hectares) 1.5m 0.2m 0.1m – 100% sustainable sourcing of our key agricultural crops (% purchased) 100% 81% 79% – Implement water stewardship programmes in 100 locations in water-stressed areas by 2030 (number of water stewardship programmes) 100 8 – – Waste-free world Target 2022 2021 2020 50% virgin plastic reduction by 2025 (% change in total tonnes of virgin plastic used vs 2019 baseline)(b)(c)(d) -50% -13% '-8%(e) – 25% recycled plastic by 2025 (% of total used in packaging)(b)(c)(d) 25% 21% 18% – 100% reusable, recyclable or compostable plastic packaging by 2025 (% of total tonnes of reusable, recyclable or compostable plastic packaging used)(b)(c)(d)(f) 100% 55% 53% 52% Collect and process more plastic than we sell by 2025 (tonnes of plastic packaging collected and processed, % of tonnes of plastic sold)(b)(c)(d) 100% 58% – – Maintain zero non-hazardous waste to landfill in our factories (% disposed) 0% 0% 0% 0% Halve food waste in our operations by 2025 (% change since 2019) -50% '-17% '-4%(g) – Non-financial performance 60 Unilever Annual Report on Form 20-F 2022 | Strategic Report – Our Performance

Improve people’s health, confidence and wellbeing Positive nutrition Target 2022 2021 2020 Double the number of products sold that deliver positive nutrition by 2025 (% of servings sold)(a) 54% 48% 41% 27% 70% of our portfolio to meet WHO-aligned nutritional standards by 2022 (% of sales by volume)(a)(h) 70% 64% 63% 61% 95% of packaged ice cream to contain no more than 22g total sugar per serving by 2025 (% of sales by volume)(a) 95% 89% 89% – 95% of packaged ice cream to contain no more than 250 kcal per serving by 2025 (% of sales by volume)(a) 95% 94% 94% 93% 85% of our Foods portfolio to help consumers reduce their salt intake to no more than 5g per day by 2022 (% of sales by volume)(a)(h) 85% 82% 81% 77% €1.5 billion of sales per annum from plant-based products in categories whose products are traditionally using animal- derived ingredients by 2025 (€ sales) €1.5bn €1.2bn – – Health and wellbeing Target 2022 2021 2020 Take action through our brands to improve health and wellbeing and advance equity and inclusion, reaching 1 billion people per year by 2030 (number of people reached through brand communications and initiatives) 1bn 667m 686m – Contribute to a fairer and more socially inclusive world Equity, diversity and inclusion Target 2022 2021 2020 Spend €2 billion annually with diverse businesses worldwide by 2025 (€ spend) €2bn €818m €445m – Raise living standards Target 2022 2021 2020 Help 5 million SMEs to grow their business by 2025 (number of SMEs)(i) 5m 1.8m 1.2m – Future of work Target 2022 2021 2020 Reskill or upskill our employees with future-fit skills by 2025 (% of employees with future-fit skills) 100% 15% 7% – (a) Measured for 12 month period ended 30 September. (b) Measured for 12 month period ended 30 June. (c) For the vast majority of products in scope, we have used the actual weight of plastic packaging sold to calculate this metric. For the remainder, we estimate the weight using the average packaging weight of similar products. (d) We have updated the scope of reporting on our plastic commitments from 29 to 27 countries to improve our data accuracy. (e) We have updated our baseline period for reporting from 1 July 2017 – 30 June 2018 to 1 January – 31 December 2019 to improve our data quality. We have therefore restated our 2021 performance using the 2019 baseline. Please see pages 32 to 33 for more details. (f) Refers to ‘actual recyclability’ of plastic packaging, meaning that it is both technically possible to recycle the material; and that there are established examples to recycle the material in the region where it is sold. (g) We have updated our 2019 baseline to reflect the divestment of our Tea business. Therefore, we are restating our 2021 performance. (h) From 2023, these commitments will be replaced with a new target to ensure that 85% of our servings meet Unilever's Science-based Nutrition Criteria (USNC) by 2028. (i) Measured for the 3 month period October to December. Non-financial performance Unilever Annual Report on Form 20-F 2022 | Strategic Report – Our Performance 61

Additional non-financial disclosures Unilever is subject to a number of mandatory reporting requirements. In the following pages, we provide part of our Section 172 disclosure, our Streamlined Energy and Carbon Reporting disclosure, employee gender reporting in alignment with the UK Corporate Governance Code, our non-financial and sustainability information statement in line with the UK Companies Act 2006, and our EU Taxonomy disclosure. Section 172: Engaging with our stakeholders The information set out below, together with the information on page 87 of our Governance Report, which explains how the Board considers and engages with stakeholders, forms our section 172 statement under the UK Companies Act 2006. The Unilever Compass Strategy for Sustainable Growth on page 4 details the six stakeholder groups we have identified as critical to our future success: shareholders, our people, consumers, customers, suppliers & business partners and planet & society. Throughout the Strategic Report we explain how we’ve worked to create value for each in 2022, as well as how our business benefits from these vital relationships. Shareholders We engage with our shareholders on our strategy, business performance and sustainability. ■ We speak directly to shareholders through quarterly results broadcasts and conference presentations, as well as through meetings and calls about aspects of business performance, consumer trends and sustainability issues. ■ Senior leaders and our Board speak directly to shareholders on a broad range of issues. For example, in 2022 we presented to investors on our Prestige business and our Health & Wellbeing brand strategies. ■ We ran an investor event focused on our strategy for delivering growth in December 2022. Pages 87 and 90 Our people Our 127,000 talented people give their skills and time in Unilever offices, factories and R&D laboratories around the world. ■ Through our UniVoice survey we engaged with around 96,000 office and factory-based employees in 2022 across a number of topics, from employee wellbeing to leadership performance. ■ We also continued our UniPulse questionnaires, asking employees to rate certain aspect of the company such as culture, work-life balance and development opportunities. ■ We continued our ‘Your Call’ sessions with our CEO and ULE members to give our workforce direct and regular access to our leadership team to ask questions on issues of concern to them as employees, such as our new Compass Organisation, diversity and inclusion, returning to the workplace and company financial performance. Our Chair, Nils Andersen, participated in a Your Call in November 2022. ■ At a market level, we held regular local, leader-led virtual townhall meetings to engage with employees on locally relevant topics and issues. ■ For the second year running, we held a virtual Compass Live event to engage our employees on our Compass strategy, progress and factors affecting our performance. Pages 27 to 29 and 89 Consumers 3.4 billion people use our products every day. ■ We use consumer research from partners such as Kantar, Nielsen and Ipsos, who we engage through their regular surveys and panels. ■ We engage around three million consumers through our various engagement platforms annually. Pages 12 to 26 Stakeholder How we engaged in 2022 Find out more Non-financial performance: Additional non-financial disclosures 62 Unilever Annual Report on Form 20-F 2022 | Strategic Report – Our Performance

Customers We partner with global retailers and digital commerce marketplaces through to small family-owned stores, to grow our business and theirs. ■ We are members of the Advantage Group Survey to help us understand how we can improve our customers’ experience. ■ Our larger retail partners have direct channels into us via our Customer Development teams, meeting regularly to discuss a range of topics including shopper insights and ways to drive category growth and sales. Through these relationships we produce Joint Business Plans for mutual benefit. ■ We use an online platform to provide shopper insights and research for our smaller retailer customers. Pages 12 to 27 Suppliers & business partners We work with suppliers in over 150 countries to source materials and provide critical services for us, while supporting mutual and sustainable growth. ■ Through our Supply Chain and Procurement teams, we communicate with our suppliers and business partners frequently. ■ We conduct an annual Partner with Purpose survey to understand how our suppliers feel about working with Unilever and areas for improvement. Pages 32, 34 and 36 Planet & society As a global business with a global footprint, we consider the planet and all its citizens to be a key stakeholder. ■ As part of our sustainability materiality process, we analyse insights from our key stakeholders to make sure we’re focusing on the most important sustainability issues and to inform our reporting – see our website for more details. ■ We continued our partnerships with other businesses throughout the year, advocating for policy change on a range of sustainability topics, including increased levels of national climate ambition and access to finance for the vulnerable communities most affected by the impacts of climate change. ■ Our CEO continued to support the UK COP26 presidency as a member of the COP26 Business Leaders Group in 2022. We also attended COP27. Pages 30 to 41 and 87 Stakeholder How we engaged in 2022 Find out more Employee diversity As part of our disclosure to comply with the UK Corporate Governance Code 2018, the table below shows our workforce diversity by gender and work level as at 31 December 2022. 2022 2021 Gender statistics Female Male Unspecified Female Male Unspecified Board 5 8 0 6 7 0 38% 62% 46% 54% Unilever Leadership Executive (ULE) 3 10 0 4 9 0 23% 77% 31% 69% Senior management (reporting to ULE) 27 60 0 20 55 0 31% 69% 27% 73% Management(a) 8,740 7,583 18 8,733 8,047 7 54% 46% 0.1% 52% 48% 0.04% Total workforce 46,014 80,974 68 52,925 95,087 32 36% 64% 0.06% 36% 64% 0.02% (a) Includes ULE and senior management. Unspecified includes those who are not identified as male or female in our systems. Employees who are statutory directors of the corporate entities included in this Annual Report and Accounts: 467 (63%) males and 280 (37%) females (see pages 214 to 224). Non-financial performance: Additional non-financial disclosures Unilever Annual Report on Form 20-F 2022 | Strategic Report – Our Performance 63

Streamlined Energy and Carbon Reporting (SECR) In line with the requirements set out in the UK Government’s guidance on Streamlined Energy and Carbon Reporting, the table below represents Unilever’s energy use and associated GHG emissions from electricity and fuel in the UK (1 October to 30 September), calculated with reference to the Greenhouse Gas Protocol. The scope of this data includes eight manufacturing sites and 11 non-manufacturing sites based in the UK. In 2022, the UK accounted for 7% of our global total Scope 1 and 2 emissions as well as 7% of our global energy use, outlined in the table below. See page 36 for more on energy efficiency measures taken during 2022. UK operations 2022 2021 2020 Biogas (kWh) 13,520,000 10,025,000 9,420,000 Natural gas (kWh) 242,688,000 226,110,000 231,832,000 LPG (kWh) 937,000 1,411,000 1,464,000 Fuel oils (kWh) 0 0 59,000 Coal (kWh) 0 0 0 Electricity (kWh) 107,309,000 171,897,000 190,790,000 Heat and steam (kWh) 255,480,000 192,738,000 201,709,000 Total UK energy (kWh)(a) 362,788,000 364,635,000 392,499,000 Total global energy (kWh) 6,609,692,000 7,002,482,000 7,037,674,000 Total UK Scope 1 emissions (tonnes CO2)(b) 39,545 45,740 46,918 UK Scope 1 emissions (kg CO2) per tonne of production 50.5 56.9 49.1 Total UK Scope 2 emissions (tonnes CO2)(b)(c) 0 0 527 UK Scope 2 emissions (kg CO2) per tonne of production 0 0 0.6 (a) Fleet and associated diesel use excluded as it is not material. Transportation is operated by a third party and accounted for under Scope 3. (b) We report our emissions with reference to the latest Greenhouse Gas Protocol Corporate Accounting and Reporting Standard (GHG Protocol). Our only material GHG from energy is CO2, reported as required by the GHG Protocol. Other gases are immaterial. Energy use data is taken from meter reads and energy invoices from each site and then converted to kWh using standard conversion factors as published by the IPCC. (c) Carbon emission factors for grid electricity calculated according to the ‘market-based method’. Total Scope 2 emissions reported as zero as we now use 100% renewable grid electricity across all our sites in the UK. Non-financial performance: Additional non-financial disclosures 64 Unilever Annual Report on Form 20-F 2022 | Strategic Report – Our Performance

Non-financial and sustainability information statement In accordance with sections 414CA and 414CB of the Companies Act 2006 which outline requirements for non-financial reporting, the table below is intended to provide our stakeholders with the content they need to understand our development, performance, position and the impact of our activities with regards to specified non-financial matters. Our business model can be found on pages 2 to 3, which identifies our stakeholder groups, and our principal risks can be found on pages 67 to 75. Further information on these matters can be found on our website and in our Human Rights Report, including relevant policies. Non-financial matter and relevant sections of Annual Report Annual Report page reference Environmental matters Relevant sections of Annual Report and Accounts: ■ Climate action ■ Waste-free world ■ Protect and regenerate nature ■ Our Climate Transition Action Plan: Annual Progress Report ■ Task Force on Climate-related Financial Disclosures statement ■ Policies and due diligence: pages 32 to 33 and 35 to 41 ■ Position and performance (including relevant non- financial KPIs): pages 39 to 40 and 60 ■ Risk: pages 43 to 51 and 69 and 70 ■ Impact: pages 32 and 33 and 43 to 51 Social and community matters Relevant sections of Annual Report and Accounts: ■ Raise living standards ■ Policies and due diligence: page 34 ■ Position and performance (including relevant non- financial KPIs): pages 34 and 61 ■ Risk: pages 34 and 74 ■ Impact: page 34 Employee matters Relevant sections of Annual Report and Accounts: ■ Our People & Culture ■ Equity, diversity and inclusion ■ Raise living standards ■ Future of work ■ Employee health and wellbeing ■ Safety at work ■ Policies and due diligence: pages 27 to 29 ■ Position and performance (including relevant non- financial KPIs): pages 27 to 29 and 61 ■ Risk: pages 27 to 29 and 71 ■ Impact: pages 27 to 29 Human rights matters Relevant sections of Annual Report and Accounts: ■ Raise living standards ■ Human rights ■ Policies and due diligence: page 34 ■ Position and performance (including relevant non- financial KPIs): pages 34 and 61 ■ Risk: pages 34 and 74 ■ Impact: page 34 Anti-corruption and bribery matters Relevant sections of Annual Report and Accounts: ■ Culture of integrity ■ Policies and due diligence: page 29 ■ Position and performance (including relevant non- financial KPIs): page 29 ■ Risk: pages 29 and 74 ■ Impact: page 29 WEF/IBC metrics The World Economic Forum (WEF) and the International Business Council (IBC) have defined a number of metrics and disclosures to help standardise environmental, social and governance reporting. Our Annual Report and Accounts includes a number of the 'core' WEF/IBC metrics and disclosures, including: Governing purpose (pages 4 to 5), Ethical behaviour (page 29), Risk and opportunity oversight (pages 67 to 75), Climate change (pages 35 to 41), and Employment and wealth generation (pages 27 to 28 and 34. Further information on core metrics will be available on our website. Non-financial performance: Additional non-financial disclosures Unilever Annual Report on Form 20-F 2022 | Strategic Report – Our Performance 65

EU Taxonomy disclosures The EU Taxonomy sets out reporting obligations for certain European businesses. It outlines certain activities deemed to be environmentally sustainable, and refers to them as “eligible” and “aligned” activities. For each eligible activity, businesses need to assess whether they make a substantial contribution to the climate change mitigation and adaptation objectives and whether they cause any significant harm with respect to the following environmental objectives: i) sustainable use and protection of water and marine resources, ii) transition to a circular economy, iii) pollution prevention and control, and iv) protection and restoration of biodiversity and ecosystems. If the eligible activities are considered to make a substantial contribution and do no significant harm in accordance with the criteria set out in the regulations, then the eligible activities are designated as “aligned” as long as the business also meets a minimum set of criteria with respect to human rights, bribery and corruption, taxation and fair competition. The EU Taxonomy is work in progress, and in creating the current list of environmentally sustainable activities, the European Commission have not yet considered our industry, focusing instead on the more carbon intensive industries where they believe there is the most potential for climate change mitigation or adaptation. Using the current list of eligible activities and the alignment criteria, we have reviewed the Group’s turnover, capital expenditure and operating expenditure (as defined by the EU Taxonomy) to identify the extent of any eligible and aligned activities within our business. The outcome of our review is presented below. As the EU Taxonomy is not yet applicable to us and we are providing these disclosures voluntarily, we have chosen to set out the extent of our eligible and aligned activities in a simplified format instead of showing them in the tables prescribed by the EU Taxonomy. Turnover None of our turnover as detailed in our consolidated income statement (page 149) for the year ended 31 December 2022 is derived from eligible activities. As a consequence, none of our turnover can be classified as aligned. Operating expenditure Operating expenditure as per the EU Taxonomy is defined as directly incurred, non-capitalised costs relating to research and development, building renovations, short-term leases and the repair and maintenance of property, plant and equipment. None of our operating expenditure for the year ended 31 December 2022 is in respect of eligible activities. As a consequence, none of our operating expenditure can be classified as aligned. Capital expenditure (intangible assets and property, plant and equipment) 17.7% of our capital expenditure for the year ended 31 December 2022, as detailed in our consolidated financial statements (pages 173 and 175 to 176) is in respect of eligible activities. The majority of this relates to the acquisition of buildings as shown in the table below. We have determined that none of this eligible capital expenditure can be classified as aligned. The principal reason is because we do not have sufficient detailed documentation to support that this expenditure makes a substantial contribution to either the climate change mitigation or climate change adaptation environmental objectives. It should be noted that we do meet the minimum set of criteria with respect to human rights, bribery and corruption, taxation and fair competition. Taxonomy-eligible but not Taxonomy-aligned activities € million % Capex 4. Energy 4.1 – Electricity generation using solar photovoltaic technology 0.6 0.0% 4.9 – Transmission and distribution of electricity 1.2 0.1% 4.15 – District heating/cooling distribution 2.0 0.1% 4.23 – Production of heat/cool from renewable non-fossil gaseous and liquid fuels 0.1 0.0% 4.24 – Production of heat/cool from bioenergy 0.1 0.0% 5. Water supply, sewage, waste management and remediation 5.1 – Construction, extension and operation of water collection, treatment and supply systems 0.4 0.0% 5.3 – Construction, extension and operation of wastewater collection and treatment 1.0 0.1% 5.5 – Collection and transport of non-hazardous waste in source segregated fractions 0.1 0.0% 5.7 – Anaerobic digestion of bio-waste 0.1 0.0% 5.9 – Material recovery from non-hazardous waste 0.5 0.0% 6. Transport 6.5 – Transport by motorbikes, passenger cars and light commercial vehicles 5.0 0.2% 7. Construction and real estate 7.2 – Renovation of existing buildings 3.3 0.1% 7.3 – Installation, maintenance and repair of energy efficiency equipment 5.1 0.2% 7.6 – Installation, maintenance and repair of renewable energy technologies 0.8 0.0% 7.7 – Acquisition and ownership of buildings 457.7 16.9% Total Taxonomy-eligible but not Taxonomy-aligned activities 478.0 17.7% Non-financial performance: Additional non-financial disclosures 66 Unilever Annual Report on Form 20-F 2022 | Strategic Report – Our Performance

Our risk appetite and approach to risk management Risk management is integral to Unilever’s strategy and the achievement of Unilever’s long-term goals. Our success as an organisation depends on our ability to identify and exploit the opportunities generated by our business and in our markets. In doing this, we take an embedded approach to risk management which puts risk and opportunity assessment at the core of the Board agenda, which is where we believe it should be. Unilever’s appetite for risk is driven by the following: ■ Our growth should be consistent, competitive, profitable and responsible. ■ Our actions on issues such as plastic and climate change must reflect their urgency, and not be constrained by the uncertainty of potential impacts. ■ Our behaviours must be in line with our Code of Business Principles and Code Policies. ■ Our ambition to continuously improve our operational efficiency and effectiveness. ■ Our aim to maintain a minimum A/A2 credit rating on a long-term basis. Our approach to risk management is designed to provide reasonable, but not absolute, assurance that our assets are safeguarded, the risks facing the business are being assessed, and all information that may be required to be disclosed is reported to Unilever’s senior management including, where appropriate, the CEO and CFO. Organisation The Board has overall accountability for the management of risk and for reviewing the effectiveness of Unilever’s risk management and internal control systems. The Board has established a clear organisational structure with well-defined accountabilities for the principal risks that Unilever faces in the short, medium and long term. This organisational structure and distribution of accountabilities and responsibilities ensure that every segment (either Business Group or country) through which we operate has specific resources and processes for risk reviews. This is supported by the ULE, which takes active responsibility for focusing on the principal areas of risk to Unilever, including any emerging areas of risks. The Board regularly review these risk areas, including consideration of environmental, social and governance matters, and retain responsibility for determining the nature and extent of the significant risks that Unilever is prepared to take to achieve its strategic objectives. Foundation and principles Unilever’s approach to doing business is framed by our purpose and values (see page 4). Our Code of Business Principles sets out the standards of behaviour that we expect all employees to adhere to. Day-to-day responsibility for ensuring these principles are applied rests with senior management across Business Groups, geographies and functions. A network of Business Integrity Officers and Committees supports the activities necessary to communicate the Code, deliver training, maintain processes and procedures (including support lines) to report and respond to alleged breaches, and to capture and communicate learnings. We have a framework of Code Policies that underpins the Code of Business Principles and sets out the non-negotiable standards of behaviour expected from all our employees. For each of our principal risks we have a risk management framework detailing the controls we have in place and who is responsible for managing the overall risk. Unilever’s functional standards define mandatory requirements across a range of specialist areas. Examples include health and safety, cyber, accounting and reporting, and financial risk management. Our assessment of risk considers both short-term and long- term risks, including how these risks are changing, together with emerging risk areas. These are reviewed on an ongoing basis, and formally by senior management and the Board at least once a year. Processes Unilever operates a wide range of processes and activities across all its operations covering strategy, planning, execution and performance management. Risk management is integrated into every stage. Assurance and re-assurance Assurance on compliance with the Code of Business Principles and our Code Policies is obtained annually from Unilever management via a formal Code declaration. In addition, there are specialist awareness and training programmes which are run throughout the year and vary depending on the business priorities. These specialist compliance programmes supplement the Code declaration. Our Corporate Audit function plays a vital role in providing to both management and the Board an objective and independent review of the effectiveness of risk management and internal control systems throughout Unilever. Board assessment of compliance with the risk management frameworks The Board, advised by the Committees where appropriate, regularly review the significant risks and decisions that could have a material impact on Unilever. These reviews consider the level of risk that Unilever is prepared to take in pursuit of the business strategy and the effectiveness of the management controls in place to respond to the risk exposure. The Board, through the Audit Committee, has reviewed the assessment of risks, internal controls and disclosure controls and procedures in operation within Unilever. They have also considered the effectiveness of any remedial actions taken for the year covered by this Annual Report and Accounts and up to the date of its approval by the Board. Details of the activities of the Audit Committee in relation to this can be found in the Report of the Audit Committee on pages 102 to 103. Further statements on compliance with the specific risk management and control requirements in the UK Corporate Governance Code (2018), the US Securities Exchange Act (1934) and the US Sarbanes-Oxley Act (2002) can be found on page 93. Our Principal Risks Unilever Annual Report on Form 20-F 2022 | Strategic Report – Our Performance 67

Principal risk factors Our business is subject to risks and uncertainties. On the following pages we have identified the risks that we regard as the most material to Unilever’s business and performance at this time. Our principal risks include risks that could impact our business in the short term (i.e. the next two years), medium term (i.e. the next three to ten years) or over the longer term (i.e. beyond ten years). As part of our process to review our principal risks, we also consider any additional risks that could emerge in the future. Our principal risks have not changed this year. We also reflect on whether we think the level of risk associated with each of our principal risks is increasing or decreasing. There are three principal risks where we believe there is an increased level of risk compared with last year: ■ Business transformation: the transformation resulting from the Compass reorganisation will span the next two years. This is coupled with the ongoing transformation of our core business processes to create a superior customer experience. ■ Climate change: this risk has intensified during 2022, as actions to address global warming are not moving at the pace anticipated and there has been an increase in physical climate risks seen by increased flooding and droughts together with the ongoing global energy crisis. ■ Economic and political instability: heightened risk due to growing geopolitical tensions and supply chain pressures, including the impact of the Russia-Ukraine war. Further, 2022 has seen unprecedented levels of inflation and a possible recession impeding growth and delivery of shareholder value. Biodiversity loss has the characteristics of an emerging risk. A loss of forests and soil due to potential physical and regulatory risks could make future harvests more difficult and expensive in the long term (see pages 45 and 48). Another emerging risk is the potential failure to keep pace with advancements such as artificial intelligence, machine learning and augmented reality which are predicted to become critical in understanding consumer preferences in the future. If the circumstances in these risks occur, our cash flow, operating results, financial position, business and reputation could be materially adversely affected. In addition, risks and uncertainties could cause actual results to vary from those described, which may include forward-looking statements, or could impact on our ability to meet our targets or be detrimental to our profitability or reputation. Risk Risk description Level of risk Brand preference Our success depends on the value and relevance of our brands and products to consumers around the world and on our ability to innovate and remain competitive. Consumer tastes, preferences and behaviours are changing more rapidly than ever before. We see a growing trend for consumers preferring brands which both meet their functional needs and have an explicit social or environmental purpose. Technological change is disrupting our traditional brand communication models. Our ability to develop and deploy the right communication, both in terms of messaging content and medium is critical to the continued strength of our brands. We are dependent on creating innovative products that continue to meet the needs of our consumers and getting these new products to market with speed. No change Principal risks 68 Unilever Annual Report on Form 20-F 2022 | Strategic Report – Our Performance

Risk Risk description Level of risk Portfolio management Unilever’s strategic investment choices will affect the long-term growth and profits of our business. Unilever’s growth and profitability are determined by our portfolio of Business Groups, geographies and channels and how these evolve over time. If Unilever does not make optimal strategic investment decisions, then opportunities for growth and improved margin could be missed. No change Climate change Climate change and governmental actions to reduce such change may disrupt our operations and/or reduce consumer demand for our products. Climate change is already impacting our business in various ways. Government action to reduce climate change such as the introduction of a carbon tax, land use regulations or product composition regulations which restrict or ban certain GHG intensive ingredients, could impact our business through higher costs or reduced flexibility of operations. Physical environment risks such as water scarcity could impact our operations or reduce demand for our products that require water during consumer use. Increased frequency of extreme weather events such as high temperatures, hurricanes or floods could cause increased incidence of disruption to our supply chain, manufacturing and distribution network. If we do not take action, climate change could result in increased costs, reduced profit and reduced growth. Increase Principal risks Unilever Annual Report on Form 20-F 2022 | Strategic Report – Our Performance 69

Risk Risk description Level of risk Plastic packaging We use a significant amount of plastic to package our products. A reduction in the amount of virgin plastic we use, the use of recycled plastic and an increase in the recyclability of our packaging are critical to our future success. Both consumer and customer responses to the environmental impact of plastic waste and emerging regulations by governments to tax or ban the use of certain plastics requires us to find solutions to reduce the amount of plastic we use, increase recycling post-consumer use and source recycled plastic for use in our packaging. We are also dependent on the work of our industry partners to create and improve recycling infrastructure throughout the world. There is a risk around finding appropriate replacement materials, but also due to high demand, the cost of recycled plastic or other alternative packaging materials could significantly increase in the foreseeable future and this could impact our business performance. We could also be exposed to higher costs as a result of taxes or fines if we are unable to comply with plastic regulations, which would again impact our profitability and reputation. No change Customer Successful customer relationships are vital to our business and continued growth. Maintaining strong relationships with our existing customers and building relationships with new customers who have built new technology-enabled business models to serve changing shopper habits are necessary to ensure our brands are well presented to our consumers and available for purchase at all times. Digital commerce continues to be a critical channel for growth. The strength of our customer relationships also affects our ability to obtain pricing and competitive trade terms. Failure to maintain strong relationships with customers could negatively impact our terms of business with affected customers and reduce the availability of our products to consumers. No change Principal risks 70 Unilever Annual Report on Form 20-F 2022 | Strategic Report – Our Performance

Risk Risk description Level of risk Talent A skilled workforce and agile ways of working are essential for the continued success of our business. With the rapidly changing nature of work and skills, there is a risk that our workforce is not equipped with the skills required for the new environment. Our ability to attract, develop and retain a diverse range of skilled people is critical if we are to compete and grow effectively. This is especially true in our key emerging markets where there can be a high level of competition for a limited talent pool. The loss of management or other key personnel or the inability to identify, attract and retain qualified personnel could make it difficult to manage the business and could adversely affect operations and financial results. No change Business Operations Our business depends on purchasing materials, efficient manufacturing and the timely distribution of products to our customers. Our supply chain network is exposed to potentially adverse events such as geo- political sanctions, physical disruptions, environmental and industrial accidents, trade restrictions or disruptions at a key supplier, which could impact our ability to deliver orders to our customers. The Russia-Ukraine war is an adverse event that has challenged and continues to challenge the continuity and cost of our supply chain in 2022. Maintaining manufacturing operations whilst adhering to changing local regulations and meeting enhanced health and safety standards has proven possible but has required significant management. In addition, ensuring the operation of a global logistics network for both input materials and finished goods continues to present challenges and requires continued focus and flexibility. The cost of our products can be significantly affected by the cost of the underlying commodities and materials from which they are made. Fluctuations in these costs cannot always be passed on to the consumer through pricing. No change Principal risks Unilever Annual Report on Form 20-F 2022 | Strategic Report – Our Performance 71

Risk Risk description Level of risk Safe and high- quality products The quality and safety of our products are of paramount importance for our brands and our reputation. The risk that raw materials are accidentally or maliciously contaminated throughout the supply chain or that other product defects occur due to human error, equipment failure or other factors cannot be excluded. Labelling errors can have potentially serious consequences for both consumer safety and brand reputation. Therefore, on-pack labelling needs to provide clear and accurate ingredient information in order that consumers can make informed decisions regarding the products they buy. No change Systems and information Unilever’s operations are increasingly dependent on IT systems and the management of information. The cyber-attack threat of unauthorised access and misuse of sensitive information or disruption to operations continues to increase with the level of incidents rising year on year. Such an attack could inhibit our business operations in a number of ways, including disruption to sales, production and cash flows, ultimately impacting our results. In addition, increasing digital interactions with customers, suppliers and consumers place ever greater emphasis on the need for secure and reliable IT systems and infrastructure and careful management of the information that is in our possession to ensure data privacy. No change Principal risks 72 Unilever Annual Report on Form 20-F 2022 | Strategic Report – Our Performance

Risk Risk description Level of risk Business Transformation Successful execution of business transformation projects is key to delivering their intended business benefits and avoiding disruption to other business activities. In 2022, we announced the Compass Organisation, a significant transformation to the way Unilever operates through five new Business Groups. We are also continually engaged in major change projects, including acquisitions and disposals. These changes drive continuous improvement in our business and strengthen our portfolio and capabilities. Continued digitalisation of our business models and processes, together with enhancing data management capabilities, is a critical part of our transformation. We have an extensive programme of transformation projects. Failure to execute such initiatives successfully could result in under-delivery of the expected benefits and there could be a significant impact on the value of the business. Increase Economic and political instability Adverse economic conditions may affect one or more countries, regions or may extend globally. Unilever operates around the world and is exposed to economic and political instability that may reduce consumer demand for our products, disrupt sales operations and/or impact the profitability of our operations. In 2022, organisations have seen significant disruption and cost inflation coupled with increased geopolitical tensions, such as the Russia-Ukraine war. Further potential trade and economic sanctions risk global supply chain disruption and deep recession. Risks associated with the global energy crisis are leading to significantly higher energy prices and could disrupt our operations. Government actions such as trade and economic sanctions, foreign exchange or price controls can impact on the growth and profitability of our local operations. Unilever has more than half of its turnover in emerging markets which can offer greater growth opportunities but also exposes Unilever to related economic and political volatility. Increase Principal risks Unilever Annual Report on Form 20-F 2022 | Strategic Report – Our Performance 73

Risk Risk description Level of risk Treasury and Tax Unilever is exposed to a variety of external financial risks in relation to Treasury and Tax. The relative value of currencies can fluctuate widely and could have a significant impact on business results. Further, because Unilever consolidates its financial statements in euros it is subject to exchange risks associated with the translation of the underlying net assets and earnings of its foreign subsidiaries. We are also subject to the imposition of exchange controls by individual countries which could limit our ability to import materials paid in foreign currency or to remit dividends to the parent company. A material shortfall in our cash flow could undermine Unilever’s credit rating, impair investor confidence and restrict Unilever’s ability to raise funds. In times of financial crisis, there is a further risk that we may not be able to raise funds due to market illiquidity. We are exposed to counter-party risks with banks, suppliers and customers, which could result in financial losses. Tax is a complex and evolving area where laws and their interpretation are changing regularly, leading to the risk of unexpected tax exposures. International tax reform remains a key focus of attention. No change Ethical Unilever’s brands and reputation are valuable assets and the way in which we operate, contribute to society and engage with the world around us is always under scrutiny both internally and externally. Acting in an ethical manner, consistent with the expectations of customers, consumers and other stakeholders, is essential for the protection of the reputation of Unilever and its brands. A key element of our ethical approach to business is to reduce inequality and promote fairness. Our activities touch the lives of millions of people and it is our responsibility to protect their rights and help them live well. The safety of our employees and the people and communities we work with is critical. Failure to meet these high standards could result in damage to Unilever’s corporate reputation and business results. No change Principal risks 74 Unilever Annual Report on Form 20-F 2022 | Strategic Report – Our Performance

Risk Risk description Level of risk Legal and regulatory Compliance with laws and regulations is an essential part of Unilever’s business operations. Unilever is subject to national and regional laws and regulations in such diverse areas as product safety, product claims, trademarks, copyright, patents, competition, health and safety, data privacy, the environment, corporate governance, listing and disclosure, employment and taxes. Failure to comply with laws and regulations could expose Unilever to civil and/or criminal actions leading to damages, fines and criminal sanctions against us and/or our employees with possible consequences for our corporate reputation. Changes to laws and regulations could have a material impact on the cost of doing business. No change Principal risks Unilever Annual Report on Form 20-F 2022 | Strategic Report – Our Performance 75

Viability statement The Directors have reviewed the long-term prospects of the Group in order to assess its viability. This review incorporated the activities and key risks of the Group together with the factors likely to affect the Group’s future development, performance, financial position, cash flows, liquidity position and borrowing facilities as described on pages 1 to 59. In addition, we describe in notes 15 to 18 on pages 180 to 195 the Group’s objectives, policies and processes for managing its  capital, its financial risk management objectives, details of its financial instruments and hedging activities and its exposures to credit and liquidity risk. Assessment In order to report on the long-term viability of the Group, the Directors reviewed the overall funding capacity and headroom available to withstand severe events and carried out a robust assessment of the principal risks facing the Group, including those that would threaten its business model, future performance, solvency or liquidity. This includes consideration of external factors such as rises in inflation and slowing GDP growth. The assessment also included reviewing and understanding the mitigation factors in respect of each principal risk. The risks are summarised on pages 68 to 75. The viability assessment has three parts: ■ First, the Directors considered the period over which they have a reasonable expectation that the Group will continue to operate and meet its liabilities, ■ Second, they considered the current debt facilities and debt headroom over the viability period, assuming that any debt maturing can be re-financed at commercially acceptable terms; and ■ Third, they considered the potential impact of severe but plausible scenarios over this period including: ■ assessing scenarios for each individual principal risk, for example the inability to recover from inflationary impacts; the termination of our relationships with the three largest global customers; the loss of all material litigation cases; a major IT data breach; the lost cost and growth opportunities from not keeping up with technological changes and increase in physical climate risks including its impact on operational costs; and ■ assessing scenarios that involve more than one principal risk including the following multi-risk scenarios: Multi-risk scenarios modelled Level of severity reviewed Link to principal risk Contamination issue with one of our brands and the temporary closure of three of our largest factories. Significant reduction in sales of our largest brand along with percolating impact on other brands and closure of three of our largest factories for a period of six months. ■ Safe and high-quality products ■ Brand preference ■ Supply chain Geopolitical tensions leading to a major global incident affecting the availability of key materials from a location and inability to recover all the increased cost due to inflationary pressures. Closure of a key geographic market impacting availability of raw materials and increased operational costs due to inflationary pressures not completely recovered. ■ Economic and political instability ■ Supply chain Climate change-related flooding driving closure of a key sourcing unit and significant water shortages in key markets. Closure of a sourcing unit for a period of six months and significant water shortages causing supply chain disruption in water-stressed sites and changing consumer preference towards water efficient products. ■ Climate change ■ Supply chain ■ Brand preference Cyber-attack causing a temporary shutdown of our systems and the impact on profit if management failed to deliver a major transformation project. Loss of turnover coupled with reduction margins and ongoing reputational damage and loss of confidence from our customers and consumers. ■ Systems and information ■ Business transformation Findings ■ Firstly, a three-year period is considered appropriate for this viability assessment because it is the period covered by the strategic plan; and it enables a high level of confidence in assessing viability, even in extreme adverse events, due to factors such as: ■ the Group has considerable financial resources together with established business relationships with many customers and suppliers in countries throughout the world; ■ high cash generation by the Group’s operations and access to the external debt markets; ■ flexibility of cash outflow with respect to significant marketing programmes and capital expenditure projects which usually have a two-to-three year horizon; and ■ the Group’s diverse product and geographical activities which are impacted by continuously evolving technology and innovation. ■ Secondly, the Group’s debt headroom and funding profile was assessed. None of the future outlooks considered resulted in significant liquidity headroom issues, primarily because: ■ the Group has a healthy balance of short-term and long- term debt programmes, with repayment profiles ensuring short-term commercial paper maturities do not exceed €0.5 billion in any given week and long-term debt maturities do not exceed €4.0 billion in any given year ■ the Group has the equivalent of €7.4 billion in committed credit facilities with a maturity of 364 days which are used for backing up our commercial paper programmes. ■ Thirdly, for each of our 14 principal risks, one of which is climate, worst-case plausible scenarios have been assessed together with multi-risk scenarios. None of the scenarios reviewed, either individually or in aggregate would cause Unilever to cease to be viable. Conclusion On the basis described above, the Directors have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the three-year period of their assessment. Principal risks 76 Unilever Annual Report on Form 20-F 2022 | Strategic Report – Our Performance

Governance 78 Chair's Governance statement 80 Board of Directors 82 Unilever Leadership Executive (ULE) 84 Corporate Governance statement 95 Report of the Nominating and Corporate Governance Committee 100 Report of the Audit Committee 105 Report of the Corporate Responsibility Committee 109 Directors' Remuneration Report

Nils Andersen Chair As outlined in my letter on pages 6 to 7, Unilever has responded well to challenging macroeconomic events while at the same time transforming its organisational model. As a Board, we are confident that this transformation will deliver greater speed, agility and accountability across the Group. In a year of change, I am pleased to present our Corporate Governance Report. The purpose of this Report is to update you on developments within Unilever’s corporate governance in the last year. We explain how we, as a Board, have taken decisions, underpinned by high corporate governance standards. Board priorities and delivery The focus of the Board in 2022 has been to drive the Company’s vision; to deliver winning performance by being the global leader in sustainable business. The Board has been highly engaged in supporting the ULE and wider management in this objective – especially through the aftermath of the Covid pandemic and the current and continuing challenging macroeconomic headwinds. In our meetings, we reviewed and discussed the direction and strategies of each of the five Business Groups as well as Unilever’s overall strategies in respect of financial plan, supply chain operations, research and development, and sustainability. In addition, the Board has continued to engage with external stakeholders and partake in deep dive knowledge sessions into certain areas of the business such as cyber security management and the Company’s ways of working following the Compass Organisation transformation. The Board was also pleased to be able to step up its face-to-face engagements with the Unilever business overseas in 2022, following the relaxation of many Covid restrictions. The Board held Board and Committee meetings in the US and Singapore, and undertook visits to Unilever’s businesses in India, Indonesia and Vietnam. Details of the Board’s activity and focus during 2022 are set out on page 86. We have taken decisions underpinned by high corporate standards. Culture Consistent with previous years, the Board recognises the importance and differentiation that culture brings in the delivery of performance. At the heart of our Compass Strategy for Sustainable Growth lies our purpose to make sustainable living commonplace, delivered through our belief that brands with purpose grow, companies with purpose last, and importantly, people with purpose thrive. As a Board and as Directors individually we aim to lead by example, promoting a purposeful, accountable and high-performance culture. We remain proud of the Company’s commitment to help equip employees to stay fit for the future of work and build a strong talent pipeline through our personalised future-fit development plans. The Board remains engaged in the furtherance of equity, diversity and inclusion initiatives across our business. We want to drive the Company’s vision to be a beacon for diversity and inclusion in order to build a fairer, more inclusive society through an equitable workplace. The Non-Executive Directors actively participate in workforce engagement sessions across the year, listening to employees and discussing focus topics such as equity, diversity and inclusion, agile ways of working and performance culture. The Board receives reports from these sessions throughout the year as well as the results of employee perception surveys and feedback from town hall meetings. It is pleasing to see that the most recent UniVoice survey, in which approximately 96,000 employees participated globally, showed an overall employee engagement score of 81% in offices and 84% in factories. In particular, consistent with the previous year, 94% of employees who participated consider that Unilever conducted its business with integrity and 87% of employees see Unilever as having an inclusive working environment in which everyone’s views are valued. These results demonstrate that people hold a positive view of Unilever’s culture. The Board and the ULE will continue to ensure that this permeates across the organisation. Chair's Governance statement 78 Unilever Annual Report on Form 20-F 2022 | Governance

Board composition and succession The Board saw a number of changes during the year, with the appointment of Nelson Peltz and Hein Schumacher as Non- Executive Directors, and the decision of our CEO, Alan Jope, to retire in 2023. The Board is delighted that, after a thorough global search, Hein Schumacher has been appointed as the new CEO from 1 July 2023. More details on these appointments can be found on pages 96 and 97. It is my responsibility as Chair to provide leadership and ensure that we have a Board able to make high-quality decisions. A key part of that role is to ensure the Board works collaboratively with the executive team, providing support and guidance and constructively challenging management when necessary. This requires Directors who have a diverse range of skills, experience and attributes, which I am pleased, I can confidently say, we have in our current Board. Board and Committee evaluation In line with our three-year cycle, the Board conducted an evaluation of its performance in 2022. The Board’s review was externally facilitated by an independent expert and was conducted in tandem with internal evaluations of the Committees. The findings from both processes provide a clear agenda for us to continue to improve as a Board in 2023 and provide areas for future focus, which are discussed in more detail later in this report. The review confirmed that the Board and its Committees are effective. In particular, during 2022, the Board gave its full support to Alan Jope in driving the Compass Organisation transformation. With the appointment by the Board of a new CEO from 1 July 2023, the Board will prioritise supporting his effectiveness, alongside a focus on driving shareholder value for the short, medium and long term, together with a continued commitment to Unilever’s purpose and values. The Board has confidence that Unilever’s new structure together with its new leadership will prove a powerful combination to enhance Unilever’s performance and, in turn, bring value creation for its key stakeholders. Over the course of 2023, the Board will continue to give its full support to management in driving top line growth during 2023 and beyond. Nils Andersen Chair The Board of Unilever has implemented standards of corporate governance and disclosure policies applicable to a UK incorporated company, with listings in London, Amsterdam and New York. Application of the provisions of the 2018 UK Corporate Governance Code (the ‘Code’) In respect of the year ended 31 December 2022, Unilever was subject to the Code (available from www.frc.org.uk). The Board is pleased to confirm that Unilever applied the principles and complied with all the provisions of the Code throughout the year. Further information on compliance with the Code can be found as follows: Board leadership and Company purpose page Long-term value and sustainability 102 Culture 27, 78 Shareholder engagement 90 Other stakeholder engagement 87 Conflicts of interest 88 Role of the Chair 85 Division of responsibilities Non-Executive Directors 85 Independence 88 Composition, succession and evaluation Appointments and succession planning 96 – 97 Skills, experience and knowledge 98 Length of service 99 Evaluation 88 – 89 Diversity 97 Audit, risk and internal control Committee 101 Integrity of financial statements 101 Fair, balanced and understandable 102 Internal controls and risk management 103 External auditor 103 Principal and emerging risks 102 Remuneration Policies and practices 109 -131 Alignment with purpose, values and long-term strategy 113 Independent judgement and discretion 109 Unilever also complied with the Listing Standards of the New York Stock Exchange applicable to foreign private issuers. Please see page 79 for further information. Chair's Governance statement Unilever Annual Report on Form 20-F 2022 | Governance 79

Nils Andersen Chair and Non-Executive Director Alan Jope CEO Graeme Pitkethly CFO Nationality Danish Age 64, Male Appointed April 2015 Nationality British Age 58, Male Appointed CEO January 2019 Appointed Director May 2019 Nationality British Age 56, Male Appointed CFO October 2015 Appointed Director April 2016 Current external appointments: AkzoNobel NV (Chair); Worldwide Flight Services (Chair); Salling Foundation (NED); European Round Table of Industrialists (member). Previous experience: Faerch Plast (Chair); Salling Group (Chair); BP plc (NED); A.P. Moller – Maersk A/S (Group CEO); Carlsberg A/S and Carlsberg Breweries A/S (CEO); European Round Table of Industrialists (Vice Chairman); Unifeeder S/A (Chairman). Current external appointments: Generation Unlimited (Chair). Previous experience: Beauty & Personal Care Division (President); Unilever Russia, Africa and Middle East (President); Unilever North Asia (President); SCC and Dressings (Global Category Leader); Home and Personal Care North America (President). Current external appointments: Pearson plc (NED); Financial Stability Board Task Force on Climate-related Financial Disclosures (Vice Chair); The 100 Group Main Committee (Vice Chair); UN Global Compact (CFO Task Force). Previous experience: Unilever UK and Ireland (EVP and General Manager); Finance Global Markets (EVP); Group Treasurer; Head of M&A; FLAG Telecom (VP Corporate Development); PwC. Andrea Jung Vice Chair/ Senior Independent Director Dr Judith Hartmann Non-Executive Director Adrian Hennah Non-Executive Director Nationality American/ Canadian Age 63, Female Appointed May 2018 Nationality Austrian Age 53, Female Appointed April 2015 Nationality British Age 65, Male Appointed November 2021 Current external appointments: Grameen America Inc. (President and CEO); Mastercard Inc. (NED); Harvard Business School (Professor). Previous experience: Avon Products Inc. (CEO); General Electric (Board member); Daimler AG (Board member). Current external appointments: None. Previous experience: ENGIE Group (Deputy CEO); Suez (NED); General Electric (various roles); Bertelsmann SE & Co. KGaA (CFO); RTL Group SA (NED); Penguin Random House LLC (NED). Current external appointments: J Sainsbury plc (NED); Oxford Nanopore Technologies plc (NED). Previous experience: Reckitt Benckiser Group plc (Executive Director & CFO); RELX plc (NED). Board of Directors 80 Unilever Annual Report on Form 20-F 2022 | Governance

Susan Kilsby Non-Executive Director Ruby Lu Non-Executive Director Strive Masiyiwa Non-Executive Director Nationality American/British Age 64, Female Appointed August 2019 Nationality Chinese Age 52, Female Appointed November 2021 Nationality Zimbabwean Age 62, Male Appointed April 2016 Current external appointments: Fortune Brands Innovations (Chair); Diageo plc (SID); NHS England (NED); UK Takeover Panel. Previous experience: BHP plc (NED); L’Occitane International (NED); Keurig Green Mountain (NED); Coca-Cola HBC AG (NED); Goldman Sachs International (NED); Shire plc (Chair); Mergers and Acquisitions, EMEA – Credit Suisse (Chair). Current external appointments: Uxin Limited (NED); Yum China Holdings Inc. (NED). Previous experience: iKang Healthcare Group (NED); Blue City Holdings Limited (NED). Current external appointments: Netflix Inc. (NED); International Advisory Board of Bank of America (Board member); Stanford University Advisory Board (Board member); National Geographic Society (Board member). Previous experience: Africa Against Ebola Solidarity Trust (Co-Founder and Chairman); Grow Africa (Co- Chairman); Nutrition International (Chairman); Rockefeller Foundation (Trustee). Professor Youngme Moon Non-Executive Director Nelson Peltz Non-Executive Director Hein Schumacher Non-Executive Director Nationality American Age 58, Female Appointed April 2016 Nationality American Age 80, Male Appointed July 2022 Nationality Dutch Age 51, Male Appointed October 2022 Appointed CEO effective 1 July 2023 Current external appointments: Mastercard Inc. (Board member); Sweetgreen Inc. (Board member); Jand Inc. (Warby Parker) (Board member); Harvard Business School (Professor). Previous experience: Harvard Business School (Chair and Senior Associate Dean for the MBA Program); Massachusetts Institute of Technology (Professor); Avid Technology (NED); Rakuten Inc. (NED). Current external appointments: Trian Fund Management LP (CEO & Founding Partner); The Wendy's Company (Chairman); Janus Henderson Group (NED). Previous experience: Invesco Ltd (NED); Procter & Gamble (NED); Sysco Corp. (NED); Ingersoll Rand plc (NED); Heinz Company (NED); Triarc Companies (CEO & Chairman). Current external appointments: Royal FrieslandCampina (CEO); Global Dairy Platform (Chair). Previous experience: Royal FrieslandCampina (CFO); C&A AG (Board member); Heinz China (CEO); Kraft Heinz Company (senior management positions); Ahold NV (Corporate Controller Asia & Central America). Feike Sijbesma Non-Executive Director Nationality Dutch Age 63, Male Appointed November 2014 Current external appointments: Royal Philips (Chairman); Royal DSM NV (Honorary Chairman); De Nederlandsche Bank NV (Member of the Supervisory Board); Trustees of the World Economic Forum (Board member); Board of the Global Center on Adaptation (Co-Chair); Africa Improved Foods (Advisor). Previous experience: Royal DSM NV (Former CEO); Utrecht University (Supervisory Director); Stichting Dutch Cancer Institute/Antoni van Leeuwenhoek Hospital NKI/AVL (Supervisory Director); CPLC WBG (Chair). Board of Directors Unilever Annual Report on Form 20-F 2022 | Governance 81

Conny Braams Chief Digital & Commercial Officer Matt Close President, Ice Cream Reginaldo Ecclissato Chief Business Operations & Supply Chain Officer Nationality Dutch Age 57, Female Appointed to ULE January 2020 Joined Unilever 1990 Nationality British Age 53, Male Appointed to ULE April 2022 Joined Unilever 1992 Nationality Brazilian Age 54, Male Appointed to ULE January 2022 Joined Unilever 1991 Current external appointments: Kr&ouml;ller-M&uuml;ller Museum (Advisory Board member); Rotterdam School of Management, Erasmus University (Advisory Board member). Previous experience: Unilever Middle Europe (EVP); Unilever Benelux (Chair and EVP); Home Care Europe (EVP); Unilever Food Solutions Asia, Africa and Middle East (EVP); various Unilever marketing and general management roles. Previous experience: Various Unilever roles including Global Ice Cream (EVP); Ice Cream Europe (VP); Marketing Foods and Ice Cream Europe(VP); Marketing Home and Personal Care UK & Ireland (VP); Personal Care UK & Ireland (Category Director); Magnum (European Brand Development Director). Previous experience: Mexico, Caribbean, and Central America (EVP); North America and Latin America (EVP Supply Chain); Home Care for the Americas (VP Supply Chain). Hanneke Faber President, Nutrition Fernando Fernandez President, Beauty & Wellbeing Fabian Garcia President, Personal Care Nationality Dutch Age 53, Female Appointed to ULE January 2018 Joined Unilever 2018 Nationality Argentinian Age 56, Male Appointed to ULE April 2022 Joined Unilever 1988 Nationality American Age 63, Male Appointed to ULE January 2020 Joined Unilever 2020 Current external appointments: Tapestry Inc. (NED); FoodDrinkEurope (Board member); Leading Executives Advancing Diversity (LEAD) (Advisory Board member); Pepsi/Lipton JV (Board member). Previous experience: Bayer AG (Supervisory Board member); Royal Ahold Delhaize (CEIO & EC member); Royal Ahold (CCO & EC member); P&G (VP & GM). Previous experience: Latin America (EVP); Brazil (EVP); Philippines (SVP); Global Hair Care Europe (SVP); Hair Care Latin America (VP); and Laundry Argentina (Marketing Director). Current external appointments: Council on Foreign Relations in the US (member); Arrow Electronics (Board member). Previous experience: Unilever North America (President); Revlon (President and CEO); Colgate- Palmolive (COO; President of the Asia/Pacific Division, EVP Latin America); P&G (President of Asia Pacific, General Manager of Venezuela). Unilever Leadership Executive (ULE) 82 Unilever Annual Report on Form 20-F 2022 | Governance

Sanjiv Mehta President, Unilever, South Asia, and CEO & Managing Director, Hindustan Unilever Nitin Paranjpe Chief People and Transformation Officer, and Chair of Hindustan Unilever Richard Slater Chief R&D Officer Nationality Indian Age 62, Male Appointed to ULE May 2019 Joined Unilever 1992 Nationality Indian Age 59, Male Appointed to ULE October 2013 Joined Unilever 1987 Nationality British Age 45, Male Appointed to ULE April 2019 Joined Unilever 2019 Current external appointments: Air India Limited (independent Board Director); Board of Indian School of Business (Director); Federation of Indian Chambers of Commerce and Industry (Senior Vice President); Breach Candy Hospital Trust (member); South Asia Advisory Board of Harvard Business School (member); Xynteo’s ‘India 2022’ (Chair). Previous experience: Advisory Network to the High Level Panel for a Sustainable Ocean Economy (Co- Chair); Unilever North Africa and Middle East (Chair and CEO); Unilever Philippines Inc. (Chair and CEO); Unilever Bangladesh Limited (Chair and Managing Director). Current external appointments: Heineken N.V. (Member of the Supervisory Board). Previous experience: Foods & Refreshment (President); Home Care (President); Unilever South Asia (EVP) and Hindustan Unilever Limited (CEO); Home and Personal Care India (EVP); Home Care India (VP); senior positions in Laundry and Household Care. Previous experience: GSK (Head of R&D, Consumer Healthcare); Reckitt Benckiser (Head of R&D, Consumer Healthcare); Reckitt Benckiser (Global Group Director/VP R&D Personal Care; Global Director R&D Aircare, Analgesics and New Brands); Boots Healthcare (various roles). Peter ter Kulve President, Home Care Maria Varsellona Chief Legal Officer & Group Secretary Nationality Dutch Age 58, Male Appointed to ULE May 2019 Joined Unilever 1988 Nationality Italian Age 52, Female Appointed to ULE April 2022 Joined Unilever 2022 Previous experience: Unilever South East Asia & Australasia (President) and Chief Digital Transformation & Growth Officer; Corporate Transformation (EVP); Unilever Benelux (Chair and EVP); Unilever Ice Cream (Global Head & EVP); various brand and channel management roles. Previous experience: Chief Legal Officer and Company Secretary ABB; Chief Legal Officer Nokia Group; General Counsel Nokia Siemens; General Counsel Tetra Laval Group; variety of senior global legal roles in General Electric Oil & Gas. Unilever Leadership Executive (ULE) Unilever Annual Report on Form 20-F 2022 | Governance 83

Unilever's structure Unilever PLC (Unilever), incorporated in England and Wales in 1894, is the parent company of the Unilever Group. Unilever’s shares are traded through its premium listing on the London Stock Exchange and its listing on the Amsterdam Exchange Index on Euronext. Unilever’s shares are also traded on the New York Stock Exchange in the form of American Depositary Receipts. Unilever’s governance framework To facilitate its oversight role, and to ensure that it retains decision-making power over material matters, the Board has put in place a governance framework to support the creation of long-term value for stakeholders. The Board discharges some of its responsibilities directly and others through four principal Committees (Audit Committee, Compensation Committee, Nominating and Corporate Governance Committee, and the Corporate Responsibility Committee) which it has established to provide dedicated focus on particular areas. The Reports of each of these Committees can be found on pages 100, 112, 95 and 105. The Report of the Audit Committee includes a description of the risk management and internal control arrangements for the Group. In addition, there are two management committees, the Unilever Leadership Executive (ULE) and the Disclosure Committee. Board The Board's primary role is to ensure the long-term sustainable success of Unilever for the mutual benefit of all our stakeholders. Independent oversight and rigorous challenge Nominating and Corporate Governance Committee (NCGC) Audit Committee (AC) Corporate Responsibility Committee (CRC) Compensation Committee (CC) Reviews the composition of the Board and Committees and makes recommendations to the Board on suitable candidates for appointment to the Board and Committees. Assists the Board on Board and senior management succession planning, conflicts of interest and independence. Responsible for monitoring the integrity of Unilever's financial statements and for ensuring the effectiveness of the internal audit function, internal controls and risk management processes, and managing the relationship with the external auditor. Oversees Unilever's conduct as a responsible and ethical global business, reviews sustainability-related risks and reputational matters and provides guidance and recommendations to the Board on sustainability and reputational matters. Determines the remuneration framework/policy for the Executive Directors and ULE. Considers alignment with regulation, market practice and principles of good governance and ensuring remuneration is linked to corporate and individual performance. Also reviews remuneration- related workforce policies and practices. CEO & ULE The CEO, supported by the ULE, is responsible for ensuring delivery of the Group's strategy, business plans and financial performance. Disclosure Committee Responsible for overseeing the accuracy, materiality and timeliness of disclosure of financial and other public announcements and evaluates and oversees the adequacy of Unilever's disclosure controls and procedures. Corporate Governance 84 Unilever Annual Report on Form 20-F 2022 | Governance

The Board has ultimate responsibility for the development of strategy, material acquisitions and divestments, material capital expenditure, the Company’s capital structure and other financing matters, oversight of policies, procedures and internal controls, setting and monitoring the Group’s culture and promoting ethical behaviour. A summary of the activities of the Board during the year is provided in later pages of this Annual Report and Accounts together with reports from each of the Committees. In addition, the schedule of matters reserved for the Board, a comprehensive summary of how the Board operates and the terms of reference for the four principal Committees and the Disclosure Committee are available on the Company’s website in the Governance of Unilever. (www.unilever.com/board-and- management-committees) The Chair leads the Board and is responsible for its overall effectiveness in directing the Unilever Group. The Chair sets the Board’s agenda, ensures the Directors receive accurate, timely and clear information, promotes and facilitates constructive relationships and effective contribution of all the Executive and Non-Executive Directors, and promotes a culture of openness and debate. The Non-Executive Directors provide constructive challenge, strategic guidance, specialist advice and hold management to account. The Group Secretary supports the Board to ensure that it has the policies, processes, information, time and resources it needs to function effectively and efficiently. Board and Committee meetings There were six scheduled Board meetings in 2022 and an additional five meetings were convened to discuss strategic and transactional matters. Two scheduled Board meetings were held outside the UK in the US and Singapore, at which time the Board visited local operations and met with the local management teams and the workforce. The remainder of the meetings were held in the UK. When there is a Board meeting, the Non-Executive Directors usually also meet without the Executive Directors present. The Chair, or in his absence the Senior Independent Director (SID), chairs such meetings. Attendance during the year at each of the Committees' meetings is also set out below. Further information is provided in the relevant Committee reports. Site visits In addition to the formal Board meetings, several Non-Executive Directors visited Unilever sites in India, Indonesia and Vietnam in order to better understand the businesses in these countries. These site visits allow the Non-Executive Directors to observe the Group's operations in action, they reinforce their knowledge and enable them to experience first-hand the culture of the Group. The site visits involve intensive itineraries. The Non- Executive Directors receive presentations on a variety of topics, including strategy, business and financial performance, distribution and marketing. The Non- Executive Directors meet with local management teams, they visit markets and stores where Unilever products are sold and meet, where possible, with external stakeholders. Local workforce engagement sessions are also organised wherever possible. Such sessions took place in the US, Indonesia, Vietnam and Singapore in 2022. Board and Committee attendance Position Board NCGC AC CRC CC Chair Nils Andersen 6/6 4/4 – – 8/8 Non-Executive Directors Judith Hartmann 6/6 – 8/8 – – Adrian Hennah 6/6 – 8/8 – – Andrea Jung 6/6 4/4 – – 8/8 Susan Kilsby 6/6 – 8/8 – – Ruby Lu 6/6 4/4 – – 8/8 Strive Masiyiwa 6/6 – – 3/4 – Youngme Moon 6/6 – – 4/4 – Nelson Peltz1 3/3 – – – 3/3 Hein Schumacher2 2/2 – 2/2 – – Feike Sijbesma 6/6 4/4 – 4/4 – Executive Directors Alan Jope 6/6 – – – – Graeme Pitkethly 6/6 – – – – Former Directors Laura Cha3 3/3 1/2 – – 3/4 John Rishton3 3/3 – 4/4 – – 1. Appointed as Non-Executive Director 20 July 2022 2. Appointed as Non-Executive Director 4 October 2022 3. Stepped down as Non-Executive Director 4 May 2022 Corporate Governance Unilever Annual Report on Form 20-F 2022 | Governance 85

Board focus During the year, the Board considered a comprehensive programme of regular matters drawn from the schedule of matters reserved for the Board and the immediate and prospective operating environment. The schedule below is not exhaustive and demonstrates the breadth of oversight provided by the Board. Some of the Board's key decisions in 2022 are discussed in more detail on page 87. Strategy and business plan ■ implemented and monitored the transition to the Compass Organisation resulting in a category-led and market- focused business model; ■ approved the acquisition of Nutraceutical Wellness Inc; ■ discussed the proposed acquisition of the consumer healthcare business of GSK and Pfizer with the ultimate decision not to continue with its proposed offer; ■ reviewed the Unilever strategy at Business Group level; and ■ reviewed the R&D strategy including the Group's innovation pipeline. Operational performance and financial management ■ regularly reviewed Unilever Group operational and financial performance and delivery against strategic objectives, business plans including budget and forecast, financial and non-financial KPIs and against analysts’ consensus and market guidance; ■ considered and approved quarterly dividends; ■ significant shareholders of PLC considered and approved a share buyback programme of up to €3bn over 2022 and 2023; and ■ considered and approved the issuance of new shares to be used to settle the vesting of share awards granted to employees under various employee share plans. Governance and external reporting ■ considered feedback from the Audit Committee in relation to significant judgements, fair, balanced and understandable assessment, going concern basis of preparation and viability statement; ■ approved half- and full-year results and annual report and accounts; ■ approved the notice of meeting for the AGM; ■ approved the Governance of Unilever and Committee terms of reference; and ■ considered the work of the Nominating and Corporate Governance Committee on Board composition and succession planning and approved the appointments of Nelson Peltz and Hein Schumacher as independent Non-Executive Directors. Society and sustainability ■ considered and approved the Modern Slavery Act Statement; ■ considered and supported commitments by management on Nutrition to report the performance of our foods products against nutrition standards; and ■ reviewed the sustainability strategy and performance, including review of the regulatory development of sustainability reporting requirements and the Group's sustainability KPIs. Political and regulatory environment ■ received updates from various external speakers on the macro environment from economic, social and political perspectives and global security issues; and ■ received updates on emerging legislation and regulation. Culture and stakeholders ■ reviewed the 2022 workforce engagement programme covering both employees and employee representatives and considered feedback from the sessions; and ■ regularly reviewed investor feedback reports and analysts' reports. Risk and internal controls ■ considered feedback from the Audit Committee on its assessment of the ongoing effectiveness of the Group’s internal controls; and ■ reviewed the findings from the assessment of the Group’s register of principal risks and focus risks and approved the related risk management plans. Corporate Governance 86 Unilever Annual Report on Form 20-F 2022 | Governance

Key decisions by the Board including Section 172 considerations The table below shows some of the key decisions of the Board in 2022. The Directors confirm that the deliberations of the Board incorporated appropriate consideration of the matters detailed in Section 172 of the Companies Act 2006. As stewards of the Company, the Board recognises that having regard to the needs and expectations of stakeholders is crucial, as it ensures that Unilever is well positioned to deliver long-term sustainable growth for the benefit of all its stakeholders. Strategy and business plan Background The Compass Organisation, announced in January 2022, created a simpler organisation with five category-focused business groups. Business plans are designed to unlock value from operational efficiency and predicated on resources being prioritised towards higher growth categories and markets that have the greatest long-term potential for Unilever. Unilever’s acquisition and disposal activity is driven by this same strategic objective. In January 2022, the Board decided not to continue with its proposed offer to acquire the consumer healthcare business of GSK and Pfizer. In May 2022, the Board approved the acquisition of an increased equity interest of up to a total of 80% in Nutraceutical Wellness Inc. (Nutrafol brand). Nutrafol is a premium brand that has developed a range of clinically tested hair products aimed at consumers experiencing hair loss and other hair wellness issues. Stakeholder considerations The Compass Organisation takes into account the interests of shareholders in its aims to create value for shareholders. It takes into account customers and consumers and the additional focus that the new organisational structure can bring to those groups. Suppliers will also continue to benefit from the scale of requirements that the Group can bring and overall covenant of the Group. Following the proposed offer for the consumer health business of GSK and Pfizer becoming public, the Board took into account investor attitudes to the proposal in its decision not to continue with its proposed offer. The Board concluded that Unilever’s ongoing strategy of organic growth and bolt-on acquisitions in relevant, higher value Business Group categories would continue to deliver long-term sustainable value for Unilever’s shareholders and wider stakeholders. In evaluating the acquisition of Nutrafol, the Board considered the alignment of the acquisition with Unilever’s strategy, the potential financial returns on investment, and whether the commercial terms of the acquisition were in the interests of shareholders as a whole. The Board agreed that Nutrafol was a good strategic fit for the Company. The Board also considered the employees of Nutrafol in their deliberations, including how best to preserve the entrepreneurial culture and drive that the founders of Nutrafol had created. In addition, the Board considered how best to minimise disruption during integration into Unilever, as well as ways to support and retain Nutrafol employees. Society and sustainability Background The Group’s vision is to deliver winning performance by being the global leader in sustainable business. During the year, the Board supported the move to be the first global foods company to publicly report the performance of its product portfolio against six different government-endorsed nutrient profile models as well as its own high nutrition standards. The Board also reviewed the progress in respect of the Group’s progress under its Climate Transition Action Plan (CTAP), which remains at the forefront of our thinking and activities. The regulatory environment continues to evolve in this area as well and the Board continues to support the ULE and our management teams on the CTAP and in its ongoing review and response to sustainability-related regulations together with the measurement of our progress in respect of these. Stakeholder considerations The Group’s vision supports stakeholders in all areas of the business as well as the environment. The commitment to nutritional reporting arose as a result of dialogue and engagement with ShareAction, a non-governmental organisation who had been engaging with Unilever's shareholders. The approach to sustainability assists suppliers in the development of sustainable agriculture. Customers and consumers benefit from products that aim for the highest standards in sustainability. Appointment of new directors Background In May 2022, the Board approved the appointment of Nelson Peltz as a Non-Executive Director of the Board. Nelson Peltz is the chief executive and founding partner of Trian Fund Management, LP, an investment management firm that manages funds which held interests in approximately 1.5% of Unilever’s issued share capital as at the date of his appointment. In addition, in June 2022 the Board announced the appointment of Hein Schumacher as a Non-Executive Director of the Board, with effect from 4 October 2022. It was announced on 30 January 2023 that Hein Schumacher would be appointed CEO of Unilever with effect from 1 July 2023. Stakeholder considerations The Board considered Nelson’s and Hein's extensive experience in the global consumer goods industry and concluded that their appointments to the Board would be beneficial to Unilever and its shareholders and wider stakeholders. Corporate Governance Unilever Annual Report on Form 20-F 2022 | Governance 87

Board commitment All Directors are expected to attend each Board meeting and each Committee meeting of which they are members, unless there are exceptional reasons preventing them from participating. Only members of the Committees are entitled to attend Committee meetings, but others may attend at the Committee Chair’s discretion. Executive Directors attend Committee meetings by invitation only. If Directors are unable to attend a Board or Committee meeting, they have the opportunity beforehand to discuss any agenda items with the Chair or the Committee Chair. Board appointment The report of the Nominating and Corporate Governance Committee on pages 96 and 97 describes the work of the Committee including in relation to Board appointments and recommendations for re-election. The procedure for the nomination and appointment of Directors is also contained within the document entitled ‘Appointment procedure for PLC Directors' which is available on our website. Directors may be appointed by a simple majority vote of shareholders at a general meeting, or on an interim basis by the Board (in which case they will offer themselves for election at the next AGM). Composition, balance and independence of the Board As at 31 December 2022, the Unilever Board comprised 13 Directors: the Chair, two Executive Directors and ten independent Non-Executive Directors. Alan Jope informed the Board of his intention to retire from the Company at the end of 2023. The appointment of Hein Schumacher as CEO with effect from 1 July 2023 was announced in January 2023. The balance of Directors on the Board ensures that no individual or small group of Directors can dominate the decision-making process. The biographies on pages 80 to 81 and the table on page 98 in the Nominating and Corporate Governance Committee Report demonstrate a diverse Board with a broad range of sector experience, skills and knowledge. The Board carries out an annual review of the performance of the Directors in addition to a thorough review of the Non- Executive Directors’ and their related or connected persons’ relevant relationships in line with the best practice guidelines in the UK and US. The criteria chosen by the Board to assess the independence of the Non-Executive Directors, which is set out in detail in the Governance of Unilever, includes in summary: ■ no additional remuneration or other benefits from any Group company; ■ no material business relationships within the last three years, including shareholder, customer, adviser and supplier relationships, with any Group company; ■ no cross-directorships or significant links with other Directors through involvement in other companies or bodies; ■ not more than nine years of service on the Board in normal circumstances; ■ not a former employee of any Group company within the last five years; ■ no close family ties with any of Unilever’s advisers, Directors or senior management; and ■ no significant shareholdings in Unilever or any Group company. All the Non-Executive Directors are considered to have the appropriate skills, knowledge, experience and character to bring objective and constructive judgement and valuable insights to the Board’s deliberations. The Board has concluded that all the Non-Executive Directors were independent during the period covered by this report. The Chair was considered to be independent on appointment and is committed to ensuring that the Board continues to comprise a majority of independent Non-Executive Directors. Conflicts of interest Directors have a statutory duty to avoid actual or potential conflicts of interest. The Board ensures that there are effective procedures in place to avoid conflicts of interest by Directors. A Director must without delay report any conflict of interest or potential conflict of interest to the Chair and to the other Directors and the Company Secretary, or, in case any conflict of interest or potential conflict of interest of the Chair, to the SID, the other Directors and the Company Secretary. The Director in question must provide all relevant information to the Board, so that the Board can decide whether a reported (potential) conflict of interest of a Director qualifies as a conflict of interest within the meaning of the relevant laws. Unless authorised by the Board, together with compliance with any restrictions that have been required of such a Director, a Director may not take part in the decision-taking process of the Board in respect of any situation in which he or she has a conflict of interest. The Board consider the procedures that have been put in place to deal with conflicts of interest operate effectively. The interests of new Directors are reviewed during the recruitment process and authorised (if appropriate) by the Board at the time of their appointment. Directors have a continuing duty to update the Board on any changes to their external appointments which are also reviewed by the Board on a regular basis. Unilever recognises that the Executive Directors acting as directors of other companies is beneficial from a personal development perspective and therefore also beneficial to the Group. The number of external directorships of listed companies is generally limited to one per Executive Director to reduce the risk of excessive commitment and prior approval is required from the Chair. Board evaluation Each year, the Board formally assesses its own performance, including with respect to its composition, diversity and how effectively its members work together to achieve objectives. The last external evaluation was performed in 2019. In December 2022 and January 2023, an independent third-party consultant, No 4, facilitated a self-evaluation of the Board’s effectiveness. The evaluation consisted of individual interviews with each of the Directors followed by a Board discussion in February 2023, covering both the outcome of the evaluation and the proposed actions to enhance the effectiveness of the Board. The outcome of such discussions is taken into account in the assessment of Directors when proposals for the re-election of Directors is considered. The Chairman’s statement on pages 78 and 79 describes the key actions agreed by the Board following the evaluation. The evaluation of the Board’s principal Committees was performed under the supervision of the respective Chairs and the Chief Legal Officer & Group Secretary, taking into account the views of respective Committee members and the Board members. The key actions arising from these Committee evaluations can be found in each of the Committee Reports. Corporate Governance 88 Unilever Annual Report on Form 20-F 2022 | Governance

Some of the key actions agreed by the Board following the evaluation of the Board relate to succession planning. Board succession and executive leadership succession with a continued focus on driving diversity, especially gender, and inclusion remain key. In addition, the Board will continue to work with the executive leadership team to focus on the retention of skilled, high potential individuals across the Group. Board induction and training All new Directors participate in a comprehensive induction programme when they join the Board. The induction programme typically includes visits to the Group’s businesses, meetings with other Board Directors, senior executives and managers, advisers and the Group's internal and external auditors. This is supplemented with a wide range of information including historical Board and Committee papers, internal and external reports and presentations covering the key commercial, operational, financial and functional areas of the Group and relevant policies and governance procedures. The Chair ensures that ongoing training is provided for Directors by way of site visits, presentations and circulated updates at and between Board and Committee meetings. The training covers, among other things, Unilever’s business, environmental, social, corporate governance, regulatory developments and investor relations matters. For example, in 2022 the Directors received presentations on directors' duties and Unilever's Code of Business Principles. In addition, outside of the scheduled Board meetings, several Directors visited Unilever businesses and met with local management in India, Indonesia and Vietnam. Workforce engagement The Board believes that taking into account feedback from the workforce widens the diversity of its views when making business decisions. In view of Unilever’s global footprint and scope of operations, the Board decided that the most effective way of organising its engagement with employees was to share the responsibility among all Non-Executive Directors. Unilever’s Workforce Engagement Policy provides for workforce engagement in a variety of ways such as face-to-face engagement sessions with Non-Executive Directors, engaging with employee representatives, townhall meetings, site visits, employee engagement surveys such as UniVoice (see page 27 for further information) and regular 'Your Call' sessions with the CEO. These engagement activities cover the entire workforce demographic in terms of geography, all business groups, length of service, work level/seniority and supply chain and office staff. In 2022, Non-Executive Directors participated in ten workforce engagement events, both virtually and in person, in the UK as well as in Singapore, Vietnam and North America. A wide range of topics were discussed including those that are personal to the workforce and those of a more business and strategic nature. Topics included agile working; reward and performance culture; hybrid working; equality, diversity and inclusion; safety; growth businesses; innovation in marketing; consumer data; and the Compass Organisation transformation. Perspectives from the workforce have been taken into consideration in decision making. For example, UniVoice results from 2021 indicated challenges around operational effectiveness within a matrix structure. The design of the Compass Organisation in 2022 looked to address some of these issues. Another such example of taking into account feedback through these workforce engagement processes resulted in the introduction of enhanced onboarding procedures of third party service providers in factories, in relation to aligning safety culture and enhanced risk analysis and incident classification. The Board evaluates the effectiveness of workforce engagement on an annual basis and feedback is also sought from employees who take part in the workforce engagement sessions, thereby creating a feedback loop between the Board and employees. Corporate Governance Unilever Annual Report on Form 20-F 2022 | Governance 89

Shareholder engagement The Board values open and meaningful discussions with our shareholders on all matters. The CFO has lead responsibility for shareholder engagement, with the active involvement of the CEO and supported by the Investor Relations department. In 2022, a total of 550 meetings were held with institutional shareholders based across the world involving the Chair, the CEO, the CFO, the SID and the Investor Relations team. Members of the ULE and the Investor Relations team also met with investors at various industry conferences. In December 2022, Unilever hosted a Capital Markets Day at its London site, the first such event since 2019. There was significant participation with over 70 investors and sell- side analysts present in person, 700+ live webcast views and circa 1,400 recorded webcast views. The CEO, CFO, our five Business Group Presidents, the Chief Business Operations Officer and the Chief Digital & Commercial Officer were amongst the presenters at the event. The Board receives regular briefings on investor reactions to Unilever’s quarterly, half- and full-year results announcements and on any issues raised by shareholders that are relevant to their responsibilities. We maintain a frequent dialogue with our principal institutional shareholders and regularly collect feedback. Private shareholders are encouraged to give feedback via shareholder.services@unilever.com. Our shareholders are also welcome to raise any issues directly with the Chair or the SID, and the Chair, Executive Directors and Chairs of the Committees are also available to answer questions from the shareholders at the AGM each year. General meetings At the AGM, the Chair and CEO give their thoughts on governance aspects of the preceding year, the Group’s strategy together with a review of the performance of the Group over the last year. Shareholders are encouraged to attend the meeting and to ask questions at or in advance of the meeting. The external auditors attend the AGM and are entitled to address the meeting on any part of the business of the meeting which concerns them as auditors. Following the lifting of Covid-related restrictions on gatherings, Unilever’s AGM in 2022 was a physical meeting and the proceedings were also streamed via a live webcast for shareholders. The SID, Committee Chairs and Directors appointed at the last AGM were also present and following the statements from the Chair and CEO, the questions submitted by shareholders prior to the meeting and received during the meeting were addressed. All 21 resolutions were put to a poll at the 2022 AGM to ensure an exact and definitive result and to facilitate maximum participation by Unilever’s geographically spread shareholders. All 21 resolutions were passed with in excess of 90% votes cast in favour. The 2023 AGM will be held on 3 May 2023 at Unilever House, Springfield Drive, Leatherhead, KT22 7GR. The Notice of AGM and other documentation are enclosed with this Annual Report and Accounts or are available on the Company’s website at www.unilever.com for those shareholders who have opted for electronic communication. Corporate Governance 90 Unilever Annual Report on Form 20-F 2022 | Governance

Additional disclosures Results and dividends Unilever PLC publishes financial information on a quarterly basis and these reports can be found at www.unilever.com. Details of the quarterly dividends for the financial year ended 31 December 2022 are provided on page 225. Articles of Association The current Articles of Association (Articles) were approved by shareholders at the 2021 AGM and adopted with effect from 5 May 2021. The Articles may only be amended by a special resolution of the shareholders. The Articles can be found on the Company's website at www.unilever.com. Disclosure of information to the external auditor Each of the Directors who held office at the date of approval of this report confirm that, so far as they are aware, there is no relevant audit information (being information needed by the auditor in connection with preparing their audit report), of which the Company’s auditor is unaware, and each of the Directors has taken all the steps that they ought reasonably to have taken as a Director in order to make themselves aware of any relevant audit information and to establish that the Company’s auditor is aware of that information. This confirmation is given and should be interpreted in accordance with the provisions of Section 418 of the Companies Act 2006. Directors The Company’s Directors who served during the financial year ending 31 December 2022 are provided on pages 80 to 81. Alan Jope informed the Board of his intention to retire from the Company at the end of 2023. Laura Cha and John Rishton decided not to seek re-election at the 2022 AGM. The Board approved the appointments of Nelson Peltz and Hein Schumacher as Non-Executive Directors with effect from 20 July 2022 and 4 October 2022 respectively. In January 2023, Unilever announced the appointment of Hein Schumacher as CEO with effect from 1 July 2023 at which time Alan Jope will step down as CEO and as a Director. Appointment of Directors The rules governing the appointment and retirement of Directors are set out in the appointment procedure for PLC Directors available on the Company’s website and are summarised in the report of the Nominating and Corporate Governance Committee. All Directors must submit themselves for election or re-election as the case may be each year at the AGM. At the 2023 AGM, all Directors will offer themselves for election or re-election. Details of the Directors standing for election or re-election are set out in the 2023 Notice of AGM. Information on the service agreements of Executive Directors can be found in the Directors’ Remuneration Report on pages 109 to 131. The letters of appointment of the Non-Executive Directors are available for inspection at the Company’s registered office. Directors’ share interests Details of the Directors’ interests in shares can be found in the Directors’ Remuneration Report on page 121. Contracts of significance During the year, no Director had any interest in any shares or debentures in the Company’s subsidiaries, or any material interest in any contract with the Company or a subsidiary being a contract of significance in relation to the Company’s business. No member of the Group is party to any significant agreement that takes effect, alters or terminates upon a change of control or following a takeover of Unilever PLC. In addition, there are no agreements providing for compensation for loss of office or employment as the result of a takeover of Unilever PLC. There are no controlling shareholders of Unilever PLC. Powers of the Directors The Board of Directors is responsible for the management of the business of the Company and may exercise all powers of the Company subject to applicable legislation and regulation and the Company’s Articles. The Board has delegated certain of its powers, authorities and discretions to the CEO, CFO and to the Board Committees. Detailed information on the responsibilities and authorities of each of these is available in the Governance of Unilever on the Company's website. In addition, information on the Board's and the Committee's responsibilities and activities in the year to 31 December 2022 are available on pages 86, 96, 101, 106 and 112. Directors’ indemnities and Directors’ and Officers' insurance The power to indemnify Directors, together with former Directors, the Company Secretary and the directors of subsidiary companies, is provided for in the Company's Articles of Association. Unilever maintains appropriate D&O insurance to the extent permitted by law. In addition, Unilever has granted indemnities to each Director and the Company Secretary, together with former Directors and Company Secretaries of Unilever and the directors of subsidiary companies, whereby the Company indemnifies these individuals in respect of any proceedings brought by third parties against them personally in their capacity as Directors or Officers of the Company or any Group company. The Company would also fund ongoing costs in defending a legal action as they are incurred rather than after judgement has been given. In the event of an unsuccessful defence in an action against them, individual Directors would be liable to repay the Company for any damages and to repay defence costs to the extent funded by the Company. Neither the indemnity, nor the D&O insurance cover provides cover in the event a Director or Officer is proved to have acted fraudulently or dishonestly. In addition, the Company provides indemnities (including, where applicable, a qualifying pension scheme indemnity provision) to the Directors of three subsidiaries, each of which acts or acted as trustee of a Unilever UK pension fund. Appropriate trustee liability insurance is also in place. Corporate Governance Unilever Annual Report on Form 20-F 2022 | Governance 91

Political donations At the 2022 AGM, shareholders passed a resolution to authorise the Company and its subsidiaries to make political donations to political parties or independent election candidates, to other political organisations, or to incur political expenditure (in each case as defined in the Companies Act 2006). As the authority granted at the 2022 AGM will expire, renewal of this authority will be sought at this year’s AGM. Further details are available in the Notice of AGM, available on the Company’s website. It is the policy of the Company not to make such political donations or to incur political expenditure (within the ordinary meaning of those words) and the Directors have no intention of changing that policy. However, as the definitions used in the Companies Act 2006 are broad, it is possible that normal business activities, which might not be thought to be political donations or expenditure in the usual sense, could be caught. On that basis, the authority is sought purely as a precaution. Shares Share capital Unilever’s issued share capital on 31 December 2022 was made up of £81,798,695 split into 2,629,243,772 ordinary shares of 31/9p each and each carrying one vote. A total of 97,193,750 Unilever ordinary shares were held in treasury as at 31 December 2022. Share issues and purchase of shares At the 2022 AGM held on 4 May 2022, Unilever’s Directors were authorised to: ■ issue new shares, up to a maximum of £26,559,400 nominal value (which at the time represented approximately 33% of Unilever’s issued ordinary share capital); ■ disapply pre-emption rights up to a maximum of £3,984,879 nominal value (which at the time represented approximately 5% of Unilever’s issued ordinary share capital) for general corporate purposes and an additional 5% authority in connection with an acquisition or specified capital investment; and ■ make market purchases of its ordinary shares, up to a maximum of 256,262,000 ordinary shares (which at the time represented just under 10% of PLC’s issued ordinary share capital) and within the price limits prescribed in the resolution. Unilever commenced a share buyback programme in 2022. The aggregate market value of the share buyback programme is up to €3 billion to be completed in 2022 and 2023. The purpose of the share buyback programme is to reduce the capital of Unilever. In 2022, Unilever bought back 34,217,605 Unilever ordinary shares of 31/9p each in two tranches, the total consideration for which was €1.5bn. These shares were held in treasury as at 31 December 2022, representing 1.30% of Unilever’s issued share capital. Outside of this share buyback programme, no other company within the Group purchased any Unilever ordinary shares or American Depositary Shares during 2022. Right to hold and transfer ordinary shares Unilever’s constitutional documents place no limitations on the right to hold or transfer Unilever ordinary shares. There are no limitations on the right to hold or exercise voting rights on the ordinary shares of Unilever imposed by English law. Unilever is not aware of any agreements between holders of securities which may result in restrictions on transfer or voting rights. Right to receive dividends The employee benefit trust, established by the Company to facilitate the settlement of various share plan awards, waives its entitlement to receive dividends in respect of shares that are the beneficial property of the trust. Listings Unilever has ordinary shares listed on the London Stock Exchange (ULVR), on Euronext Amsterdam (UNA) and, as American Depositary Receipts1 (UL), on the New York Stock Exchange. 1. One American Depositary Receipt represents one PLC ordinary share with a nominal value of 31/9p. Significant shareholders of Unilever As far as Unilever is aware, the only holders of more than 3% of, or 3% of voting rights attributable to, Unilever’s ordinary share capital (‘Disclosable Interests’) on 31 December 2022, was BlackRock, Inc. with a shareholding of 8.9% and Vanguard Holding with a shareholding of 4.6%. No Disclosable Interests have been notified to Unilever between 1 January 2023 and 21 February 2023 (the latest practicable date for inclusion in this report). As far as Unilever is aware, between 1 January 2020 and 21 February 2023, (i) BlackRock, Inc.,(ii) Vanguard Holding, and (iii) the aggregated holdings of the trustees of the Leverhulme Trust and the Leverhulme Trade Charities Trust, have held more than 3% of, or 3% of voting rights attributable to, Unilever’s ordinary shares. Accounting policies, financial instruments and risk Details of the Group’s accounting policies, together with details of financial instruments and risk, are provided in note 1, 16 and 18 to the Financial Statements. Branch offices Details of the Unilever Group's branches are listed on page 214. Employment of disabled people Disability inclusion is deeply important to Unilever. Unilever has made a commitment to have 5% of our workforce to be made up of people with disabilities by 2025. It is critical that our brands live up to our values by understanding the lives, experiences and stereotypes facing persons with disabilities and reflecting their stories in our brand communications. In addition, Unilever has a range of employment policies which clearly detail the standards, processes, expectations and responsibilities of its people and the organisation. These policies are designed to ensure that everyone – including those with existing or new disabilities and people of all backgrounds – is dealt with in an inclusive and fair way from the recruiting process and ongoing through their career at Unilever. This includes access to appropriate training, development opportunities or job progression. Further details can be found on pages 27 and 28. Corporate Governance 92 Unilever Annual Report on Form 20-F 2022 | Governance

Employee share plans The Company operates a number of employee share plans, details of which are set out in note 4C and in the Directors’ Remuneration Report on pages 113 to 114. Stakeholder engagement The Group’s stakeholders are our shareholders, our workforce, consumers, customers, our suppliers and business partners, and the planet and society as a whole. The Board is aware that its actions and decisions impact our stakeholders. Effective engagement with stakeholders is important to the Board as it strengthens the business and helps to deliver a positive result for all our stakeholders. In order to comply with Section 172 of the Companies Act, the Board is required to take into consideration the interests of stakeholders and it must also include a statement setting out the way in which Directors have discharged this duty during the year. The Group’s stakeholders are identified on pages 62 to 63 and information on how the Directors have had regard to the matters set out in Section 172 can be found on page 87. Further information on workforce engagement can also be found on page 89. Related party transactions Transactions with related parties are conducted in accordance with agreed transfer pricing policies and include sales to joint ventures and associates. Other than those disclosed in note 23 to the consolidated financial statements (and incorporated herein as above), there were no related party transactions that were material to the Group or to the related parties concerned that are required to be reported in 2022 up to 21 February 2023 (the latest practicable date for inclusion in this report). Corporate governance compliance We conduct our operations in accordance with internationally accepted principles of good governance and best practice, while ensuring compliance with the corporate governance requirements applicable in the countries in which we operate. Unilever is subject to corporate governance requirements (legislation, codes and/or standards) in the UK and the US and in this section, we report on our compliance against these. United Kingdom In 2022, Unilever has applied the principles and complied with the provisions of the UK Corporate Governance Code. Further information on how Unilever has applied the five overarching categories of principles can be found on the following pages – (i) Board Leadership and Company Purpose: pages 27, 78, 85, 88, 87, 90 and 102; (ii) Division of Responsibilities: pages 85 and 88; (iii) Composition, Succession and Evaluation: pages 88, 89, 96 to 99; (iv) Audit, Risk and Internal Controls: pages 101 to 103; and (v) Remuneration: pages 109 to 131. The UK Corporate Governance Code is available on the Financial Reporting Council’s (FRC) website. Risk Management and Control: Our approach to risk management and systems of internal control is in line with the recommendations in the FRC’s revised guidance ‘Risk management, internal control and related financial and business reporting’ (the Risk Guidance). It is Unilever’s practice to review acquired companies’ governance procedures and to align them to the Group’s governance procedures as soon as is practicable. Greenhouse Gas (GHG) Emissions: Information on GHG emissions can be found on pages 39 and 41. Employee Involvement and Communication: Unilever’s UK companies maintain formal processes to inform, consult and involve employees and their representatives. A National Consultative Forum comprising employees and management representatives from key locations meets regularly to discuss issues relating to Unilever sites in the UK. We recognise collective bargaining on a number of sites and engage with employees via the Sourcing Unit Forum, which includes national officer representation from the three recognised trade unions. A European Works Council, embracing employee and management representatives from countries within Europe, has been in existence for several years and provides a forum for discussing issues that extend across national boundaries. Further details on how the Board has engaged with the workforce can be found on pages 89 to 90. Equal Opportunities and Diversity: Consistent with our Code of Business Principles, Unilever aims to ensure that applications for employment from everyone are given full and fair consideration and that everyone is given access to training, development and career opportunities. Every effort is made to reskill and support employees who become disabled while working within the Group. United States Unilever is listed on the New York Stock Exchange (NYSE). As such, Unilever must comply with the requirements of US legislation, regulations enacted under US securities laws and the Listing Standards of the NYSE, that are applicable to foreign private issuers, copies of which are available on their websites. We comply with the Listing Standards of the NYSE applicable to foreign private issuers. We are required to disclose any significant ways in which our corporate governance practices differ from those required of US domestic companies listed on the NYSE. Our corporate governance practices are primarily based on the requirements of the UK Listing Rules and the UK Corporate Governance Code but substantially conform to those required of US domestic companies listed on the NYSE. The only significant way in which our corporate governance practices differ from those required of US domestic companies under Section 303A Corporate Governance Standards of the NYSE is that the NYSE rules require that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exemptions. The UK Listing Rules Corporate Governance Unilever Annual Report on Form 20-F 2022 | Governance 93

require shareholder approval of equity compensation plans only if new or treasury shares are issued for the purpose of satisfying obligations under the plan or if the plan is a long- term incentive plan in which a director may participate. Amendments to plans approved by shareholders generally only require approval if they are to the advantage of the plan participants. Attention is drawn to the Report of the Audit Committee on pages 100 to 104. In addition, further details about our corporate governance are provided in the document entitled 'The Governance of Unilever’ which can be found on our website. All senior executives and senior financial officers have declared their understanding of and compliance with Unilever’s Code of Business Principles and the related Code Policies. No waiver from any provision of the Code of Business Principles or Code Policies was granted in 2022 to any of the persons falling within the scope of the SEC requirements. The Code of Business Principles and related Code Policies are published on our website. Risk Management and Control: Following a review by the Disclosure Committee, Audit Committee and Board, the CEO and the CFO concluded that the design and operation of the Group’s disclosure controls and procedures, including those defined in the US Securities Exchange Act of 1934 – Rule 13a – 15(e), as at 31 December 2022 were effective. Unilever is required by Section 404 of the US Sarbanes-Oxley Act of 2002 to report on the effectiveness of its internal control over financial reporting. This requirement is reported on within the section entitled ‘Management’s Report on Internal Control over Financial Reporting’ on page 234. Pages 77 to 108 of the Annual Report and Accounts also form part of this Directors' Report. Corporate Governance 94 Unilever Annual Report on Form 20-F 2022 | Governance

Nils Andersen Chair of the Nominating and Corporate Governance Committee On behalf of the Board, I am pleased to present the Report of the Nominating and Corporate Governance Committee for the year ended 31 December 2022. The role of the Committee is vitally important in ensuring that Unilever has a strong, diverse and high-performing Board and executive leadership team, now and in the future. An integral part of the Committee’s work this year has been on succession planning, at both Board and senior management level. In addition, the Committee has continued to monitor the changes brought about by the Compass Organisation, including related succession plans and initiatives to develop the talent pipeline. 2022 was a year of considerable change around the Board table for Unilever. Laura Cha and John Rishton stepped down from the Board at the Company’s AGM in May 2022, each having served nine years on the Board. On behalf of the Committee, I would like to thank Laura and John for their service to Unilever. We welcomed two new independent Non- Executive Directors to the Board: Nelson Peltz in July 2022 and Hein Schumacher in October 2022. Nelson brings extensive sector experience, which I am certain will provide additional rigour and challenge, thereby enhancing the effectiveness of the Board. In September 2022, Alan Jope informed the Board of his decision to retire from Unilever at the end of 2023. Following this news, the Committee oversaw an extensive global search process for Alan’s successor, further details of which are set out on page 97. Upon conclusion of this process, I am delighted that the Committee was able to recommend to the Board the appointment of Hein Schumacher as CEO, effective from 1 July 2023. We believe that Hein is a dynamic, values-driven business leader with a diverse background of experiences and an excellent track record of delivery in the global consumer goods industry. He has exceptional strategic capabilities, proven operational effectiveness, and strong experience in both developed and developing markets. On behalf of the Committee, I would like to thank all members of the Board for their active engagement in and contribution to the process to appoint Hein as Alan's successor. An integral part of the Committee’s work this year has been on succession planning. A further focus of the Committee in 2022 was on diversity and inclusion, both at Board level and in senior management. A diverse and inclusive workplace is a priority for the Board and Committee, and it underpins appointment and recruitment processes at all levels in Unilever. As at 31 December 2022, the Board was 38% female, exceeding the FTSE Women Leaders Review target of 33%. The Committee is pleased that the Board has exceeded the Financial Conduct Authority’s (the 'FCA') diversity targets published in April 2022 in respect of a) at least one of the senior board positions (Chair, CEO, CFO or Senior Independent Director) being a woman; and b) at least one member of the board being from an ethnic minority background (excluding white ethnic groups and as set out in the categories used by the Office for National Statistics). Andrea Jung was appointed as the Company’s Senior Independent Director on 5 May 2021, and the Board has continued to exceed ethnicity targets set by the FCA and Parker Review for several years. We have a similarly diverse Unilever Leadership Executive as shown on pages 82 – 83. The Committee will continue its work to reach the FCA target of at least 40% of the Board to be female and is committed to making further progress on gender diversity at all levels of the organisation. As regards the Committee's other priorities for 2023, we will continue to focus on Board succession planning, especially as a number of independent Non-Executive Directors are approaching nine years of service on the Board. The Committee will also continue to monitor the implementation and effectiveness of the Compass Organisation, and consider succession planning for the Unilever Leadership Executive. I would like to thank the members of the Committee for their continued commitment and contribution throughout the year. Nils Andersen Chair of the Nominating and Corporate Governance Committee Report of the Nominating and Corporate Governance Committee Unilever Annual Report on Form 20-F 2022 | Governance 95

Committee members and attendance Attendance Nils Andersen Chair 4/4 Andrea Jung 4/4 Ruby Lu 4/4 Feike Sijbesma 4/4 Laura Cha (stepped down as Non-Executive Director 4 May 2022) 1/2 The Chair of the Board, Nils Andersen, chairs the Nominating and Corporate Governance Committee and independent Non- Executive Directors, Andrea Jung, Ruby Lu and Feike Sijbesma are members of the Committee. The Group Secretary is secretary to the Committee. Other attendees, including the CEO and the Chief Transformation Officer & Chief People Officer, attend the meetings when invited to do so. The table above shows attendance at meetings of the Committee in 2022. Attendance is expressed as the number of meetings attended out of the number eligible to be attended. If Directors are unable to attend a meeting, they have the opportunity beforehand to discuss any agenda items with the Committee Chair. Role of the Committee The Nominating and Corporate Governance Committee is primarily responsible for: ■ periodically assessing the structure, size and composition of the Board; ■ evaluating the balance of skills, experience, independence, diversity and knowledge on the Board; ■ ongoing succession planning (including the development of a diverse pipeline for succession); ■ drawing up selection criteria and appointment procedures for Directors; ■ reviewing the feedback in respect of the role and functioning of the Board Committees arising from Board and Board Committee evaluations; ■ periodically reviewing and assessing Unilever’s practices and procedures in relation to workforce engagement; and ■ considering current and developing corporate governance matters, which it brings to the attention of the Board where deemed necessary. The Committee’s terms of reference are set out in the Governance of Unilever, which can be found on the Company’s website. Activities of the Committee During the year, the Committee met on four occasions and its key areas of focus included: ■ review of the composition of the Board and its Committees taking into account the experience, skills, knowledge, diversity and attributes of the Directors and the length of tenure of the Non-Executive Directors resulting in a refreshed view of the Board succession plan. ■ appointed Russell Reynolds to support the Committee in the search for an additional Non-Executive Director, culminating in the appointment of Hein Schumacher, and to identify suitable candidates for the role of CEO. ■ recommended to the Board that Nelson Peltz be appointed to the Board as a Non-Executive Director. ■ following a review of the performance of the Directors and, where relevant their independence, the Committee recommended the election and re-election of all Directors. ■ assessed best practice guidelines and preferences of certain institutional investors in relation to overboarding. ■ reviewed the ULE succession plan and talent pipeline. ■ considered the impact of the Compass reorganisation and the resultant change management issues. ■ conducted annual reviews of the diversity policy applicable to the Board and more widely, workforce engagement activities in the year and the plan for the following year, terms of reference for the Committee and the annual workplan for the Committee. ■ considered the process and timetable for the externally facilitated Board evaluation and maintained oversight of the process (see page 88 and 89 for further information on the Board evaluation). ■ received updates on current and emerging corporate governance legislation, regulation and best practice guidelines including in relation to directors’ duties. ■ considered the Committee’s draft report for inclusion in the 2021 Annual Report and Accounts. Appointment and reappointment of Directors to the Board All Directors (unless they are retiring) are nominated by the Board for election or re-election at the AGM each year on the recommendation of the Committee. The Committee takes into consideration the outcomes of the Chair's discussions with each Director on individual performance and the evaluation of the Board and its Committees. Non-Executive Directors normally serve for a period of up to nine years. The schedule the Committee uses for orderly succession planning of Non- Executive Directors can be found on the Company’s website. On 4 May 2022, Laura Cha and John Rishton stepped down as Non-Executive Directors of the Company, each having served almost nine years on the Board. The Committee proposed the reappointment of all other Directors and the Directors were appointed by shareholders by a simple majority vote at the 2022 AGM. During the year, the Committee considered and recommended to the Board that Nelson Peltz and Hein Schumacher be appointed to the Board as independent Non-Executive Directors. These appointments were effective 20 July 2022 and 4 October 2022 respectively and both will be nominated for election at the Company’s AGM in May 2023. When considering the appointment of Mr Peltz, the Committee paid particular focus to his position as chief executive and founding partner of Trian Fund Management, LP, an investment management firm that manages funds which hold interests in approximately 1.5% of Unilever’s issued share capital. The Committee and subsequently the Board concluded that Mr Peltz’s existing relationship with Trian was not an impediment to determining his independence on appointment to the Board. The Committee also reviews the composition of the Board Committees. During the year, the Committee recommended that Adrian Hennah be appointed Chair of the Audit Committee and Nelson Peltz be appointed a member of the Compensation Committee. During the year, Alan Jope confirmed he intended to step down from the Board as Director and CEO by the end of 2023. The Committee appointed Russell Reynolds to assist it to identify suitable candidates for the position of CEO. Russell Reynolds is an independent executive search firm which has undertaken several executive, non-executive and management searches for the Group. Russell Reynolds do not have any connection to or provide any other services to the Directors or the Group except for normal course recruitment processes. In January 2023, Unilever announced the Report of the Nominating and Corporate Governance Committee 96 Unilever Annual Report on Form 20-F 2022 | Governance

appointment of Hein Schumacher as CEO with effect from 1 July 2023. Alan Jope will step down from the Board on 1 July 2023. The process to search for and appoint a new CEO was managed by the Committee, as summarised below: ■ the Committee agreed the appointment of a search firm who would be best placed to deliver a comprehensive candidate list; ■ a detailed candidate specification was agreed, setting out key responsibilities, experience and personal attributes together with a clearly defined search strategy; ■ a candidate longlist was mapped against the candidate specification taking into account Unilever's Board Diversity Policy; and ■ candidates with the strongest fit were reviewed by the Committee and met with the Chair and SID and preferred candidates were nominated to meet with members of the Board. Overboarding As part of the annual evaluation process for each Director, full consideration was given to the number of external positions held to ensure that the time commitment required did not compromise the Director’s commitment to Unilever. The Committee took into account the views of various investor bodies and certain institutional investors to anticipate any perception of overboarding. The Committee did not identify any instances of overboarding and concluded that all individual Directors had sufficient time to commit to their appointment as a Director of Unilever. The full list of external appointments held by our Directors can be found in their biographies on pages 80 and 81. Board Diversity Policy Unilever has long understood and actively promoted the importance of diversity and inclusion within our workforce. This commitment forms part of Unilever’s Code of Business Principles and is embedded in the way we do business and conduct ourselves at all levels in the organisation. Unilever’s Board Diversity Policy applies to the entire Board, including committees. The policy is reviewed by the Committee each year and is available on the Company’s website in Investors. The policy supports accelerating diverse representation of all levels of leadership under Unilever’s Compass strategy. The policy was considered by the Committee when making appointments to the Board in 2022. The Board supports the recommendations of the FTSE Women Leaders Review on gender diversity and the Parker Review on ethnic diversity. We are proud to have a female SID and we achieved 54% women in management. We are well on our way to achieving the targets set out by the FTSE Women Leaders Review of 40% women on the Board, ULE and senior management. We have exceeded the target set out by the Parker Review with 31% ethnic minority Board membership, see page 98. We also have 46% ethnic minority membership of the ULE, see page 98. Further information on our approach to diversity and inclusion as well as the gender balance of our workforce can be found on pages 28 and 63. Succession planning Board The Committee reviews the adequacy and effectiveness of succession planning processes and the Board reviews the succession plan in conjunction with the Committee. The succession plan is based on merit and objective criteria and is designed to promote diversity. The Board should comprise a majority of Non-Executive Directors who are independent of Unilever, free from any conflicts of interest and able to allocate sufficient time to carry out their responsibilities effectively. With respect to composition and capabilities, the Board should be in keeping with the size of Unilever, its strategy, portfolio, consumer base, culture, geographical spread and its status as a listed company and have sufficient understanding of the markets and business where Unilever is active in order to understand the key trends and developments relevant for Unilever. The Board believes that a diverse Board with a range of views enhances decision- making which is beneficial to the company’s long-term success and is in the interests of Unilever’s stakeholders. The Board seeks to enhance its diversity by objectively considering candidates on the basis of their experience, skills, knowledge, expertise, gender, race, ethnicity, cultural and geographical background and age. As can be seen in the biographies on pages 80 and 81 and the tables on page 98, the Board meets this profile. ULE In conjunction with the Committee, the Board reviews the succession plan for the ULE. In line with the approach to the Board succession plan, the succession plan for the ULE is also based on merit and objective criteria and is designed to promote diversity. Developing an internal talent pipeline for leadership roles is critical for Unilever. The succession plan identifies potential successors who are considered able to fulfil the roles in the short term and those in the longer term. Development initiatives for senior executives are put in place and usually include executive mentoring and coaching. Senior managers and executives are encouraged to take on a non-executive directorship role as part of their personal development. Report of the Nominating and Corporate Governance Committee Unilever Annual Report on Form 20-F 2022 | Governance 97

Skills and experience matrix Nils Andersen Judith Hartmann Adrian Hennah Alan Jope Andrea Jung Susan Kilsby Ruby Lu Strive Masiyiwa Youngme Moon Nelson Peltz Graeme Pitkethly Hein Schumacher Feike Sijbesma Leadership of complex global entities • • • • • • • • • • • • Broad Board experience • • • • • • • • • • • • • Geo-political exposure • • • • • • • • • • • Financial expertise • • • • • • • • • • FMCG/ consumer insights • • • • • • • • • • • Emerging markets • • • • • • • • • • • • • Digital insights • • • Marketing and sales • • • • • Investment banking and transactions • • • Science, tech- nology and innovation • • • • • Purposeful business and sustainability • • • • • • • • HR and remu- neration in international firms • • • • • • • • • Unilever has taken the decision to comply with the FCA Listing Rules and Disclosure Guidance and Transparency Rules (Diversity and Inclusion) Instrument 2022 ahead of April 2022. As shown in the tables set out below, as at 31 December 2022, we have 38% female Board members against the target of 40%. We continue to review this following the retirement of a female Board member at the 2022 AGM. However, the position of Senior Independent Director is held by a female and at least one Board member is from a minority ethnic background. We collect both gender and ethnicity data direct from Board members annually on a self-identifying basis in a questionnaire. This data is used for statistical reporting purposes and provided with consent. Board members are asked to identify their gender and ethnicity based on the categories set out in the tables below. Gender representation on the Board and ULE as at 31 December 2022 Number of Board members Percentage of the Board Number of senior positions on the Board (CEO, CFO, SID and Chair) Number of ULE members Percentage of the ULE Men 8 62 3 10 77 Women 5 38 1 3 23 Other – – – – – Not specified/prefer not to say – – – – – Ethnicity representation on the Board and ULE as at 31 December 2022 Number of Board members Percentage of the Board Number of senior positions on the Board (CEO, CFO, SID and Chair) Number of ULE members Percentage of the ULE White British or other White (including minority-white groups) 9 69 3 7 54 Mixed/Multiple Ethnic Groups – – – 1 8 Asian/Asian British 3 23 1 2 15 Black/African/Caribbean/Black British 1 8 – – – Other ethnic group, including Arab – – – 3 23 Not specified/prefer not to say – – – – – Report of the Nominating and Corporate Governance Committee 98 Unilever Annual Report on Form 20-F 2022 | Governance

Board tenure as at 31 December 2022 Board independence as at 31 December 2022 Committee evaluation A self-assessment was carried out, overseen by the Chief Legal Officer and Company Secretary, which involved completion of a questionnaire. The Committee considered the output from that process at its meeting in January 2023. In addition, the feedback from all the individual Committee self-assessments was consolidated into a single report and reviewed by the Board in conjunction with the feedback from the externally facilitated Board evaluation in order to facilitate a holistic view of the Board’s performance and effectiveness. The Committee concluded it was performing effectively. The evaluation confirmed that succession planning was a key focus area for 2023, both at Board level as well as at executive management level. In addition, the identification, development and retention of skilled, high potential individuals is a priority. These focus areas were included in the Committee’s annual workplan for 2023. Nils Andersen Chair of the Nominating and Corporate Governance Committee Andrea Jung Ruby Lu Feike Sijbesma Report of the Nominating and Corporate Governance Committee Unilever Annual Report on Form 20-F 2022 | Governance 99

Adrian Hennah Chair of the Audit Committee On behalf of the Audit Committee, I am pleased to present the Committee’s report for the year ended 31 December 2022. In 2022, the previous Chair of the Committee, John Rishton retired from the Board at the AGM on 4 May 2022. We also welcomed Hein Schumacher to the Committee. His insights and experiences, especially in the global consumer goods industry, are valuable additions to our Committee. The Committee believes it has carried out its duties effectively throughout the year and to a high standard, providing independent oversight. It has had good support from management and the internal audit team. The core of the work of the Committee has been to ensure the integrity of Unilever’s financial reporting, and the adequacy of its internal control and to oversee how the company manages its principal and emerging risks and its approach to risk appetite. In the area of risk management, we focused this year on cyber security, supply chain resilience, business transformation and data privacy. We also met with management to discuss emerging developments in international taxation, pensions, sustainability reporting and the changes in reporting arising from the Compass reorganisation. We also spent considerable time keeping ourselves updated on the changing regulatory requirements on sustainability and as part of this we reviewed the Annual Progress Report against the Climate Transition Action Plan and the Task Force on Climate-related Financial Disclosures. The Committee also reviewed all significant ethical and compliance matters. This year, we focused on key risks relating to cyber security, third party dependencies, business transformation and data privacy. One of our priorities this year was to undertake an audit tender process to identify the most appropriate external audit firm post 2024. We ran a thorough and competitive process in the first half of 2022 and propose to retain KPMG as Group Auditors subject to AGM approval. In addition to the formal meetings the Committee members have been engaging with the business through market visits and during the year visited USA, India, Indonesia and Vietnam. For 2023, we will continue to focus on the work that is being undertaken to address our cyber security risks and will be reviewing our cyber security controls against the National Institute of Standards and Technology (NIST) framework. We will also continue to engage on non-financial reporting matters especially in the area of sustainability. Other areas of focus will include deep dives on data privacy, supply chain resilience and implementation of future regulatory changes such as the Audit & Assurance Policy. Adrian Hennah Chair of the Audit Committee Report of the Audit Committee 100 Unilever Annual Report on Form 20-F 2022 | Governance

Committee membership and attendance Attendance Adrian Hennah Chair 8/8 Judith Hartmann 8/8 Susan Kilsby 8/8 Hein Schumacher 2/2 The Audit Committee is comprised only of independent Non- Executive Directors with a minimum requirement of three such members. The Audit Committee was chaired by John Rishton until the AGM on 4 May 2022 at which time he was succeeded by Adrian Hennah. The other Committee members are Judith Hartmann, Susan Kilsby and Hein Schumacher, who joined the Board and the Audit Committee on 4 October 2022. The Board is satisfied that the members of the Audit Committee are competent in financial matters and have recent and relevant experience. For the purposes of the US Sarbanes-Oxley Act of 2002, Adrian Hennah is the Audit Committee’s financial expert. Other attendees at Committee meetings included the Chief Financial Officer (CFO), Chief Auditor, Deputy CFO & Controller, Chief Legal Officer & Group Secretary, Head of Secretariat, EVP Sustainable Business Performance and Reporting and the external auditors. Throughout the year, the Committee members met periodically without others present and also held separate private sessions with the Chief Financial Officer, Chief Auditor and the external auditors, allowing the Committee to discuss issues in more detail. There were eight scheduled meetings of the Committee during the year and one additional ad hoc meeting was convened. Attendance at the scheduled meetings is shown above. Role of the Committee The role and responsibilities of the Audit Committee are set out in written terms of reference which are reviewed annually by the Committee, taking into account relevant legislation, and recommended good practice. The terms of reference are contained within ‘The Governance of Unilever’ which is available on our website. The Committee’s responsibilities include, but are not limited to, the following matters: ■ oversight of the integrity of Unilever’s financial statements; ■ review of Unilever’s half-yearly and annual financial statements (including clarity and completeness of disclosure) and of the quarterly trading statements for quarter 1 and quarter 3; ■ oversight of risk management and internal control arrangements; ■ oversight of compliance with legal and regulatory requirements; ■ oversight of the external auditors’ performance, objectivity, qualifications, and independence; the approval process of non-audit services; recommendation to the Board of the nomination of the external auditors for shareholder approval; and approval of their fees, refer to note 25 on page 204; and ■ performance of the internal audit function. All relevant matters arising are brought to the attention of the Board. In order to help the Committee meet its oversight responsibilities, each year management organise knowledge sessions for the Committee on subject areas within its remit. In 2022, sessions were held to review the impact of cost inflation, sustainability reporting and M&A plans. In addition, Committee members visited the local businesses in the US, India, Indonesia and Vietnam providing them with an insight into local market challenges and local risk and control management. The Committee also received presentations from management and discussions on the business's risk management activities, the preparation of the financial statements, the overall control environment, and the operation of the financial reporting controls. Special focus has been given to critical IT systems and cyber security, data privacy, major transformation projects, management of manufacturing third parties as well as management of third-party service providers. In addition, the Committee has had engagements with management with regard to their assurance work on sustainability as well as the work done in the areas of tax, treasury and pension matters. Reporting and Financial Statements The Committee reviewed, prior to publication, the quarterly financial press releases together with the associated internal quarterly reports from the Chief Financial Officer and the Disclosure Committee and, with respect to the full-year results, the external auditor’s report. It also reviewed the Annual Report and Accounts and the Annual Report on Form 20-F 2022. These reviews incorporated the accounting policies and significant judgements and estimates underpinning the financial statements as disclosed within note 1 on page 154. Particular attention was paid to the following significant matters in relation to the financial statements: ■ indirect tax provisions and contingent liabilities, refer to notes 19 and 20 on page 197. The Committee agreed that the tax provisions and judgements around the likelihood as well as the disclosures are appropriate in the Annual Report and Accounts; ■ revenue recognition – the Committee reviewed the adequacy of the policy around the cut off and appropriateness of discounts and incentives accruals; ■ accounting implications arising from the implementation of the new Compass Organisation, including the determination of cash generating units. Refer to notes 1 and 9 on pages 154 and 172. These matters were also highlighted by our external auditors as being important in their audit. For each of the above areas, the Committee considered the key facts and judgements outlined by management. Members of management attended the section of the meeting of the Committee where their item was discussed to answer any questions or challenges posed by the Committee. The Committee's feedback has been incorporated into the final approach. The matters were also discussed with the external auditors and further information can be found on pages 135 to 149. Report of the Audit Committee Unilever Annual Report on Form 20-F 2022 | Governance 101

The Committee specifically discussed with the external auditor how management’s judgement and assertions were challenged and how professional scepticism was demonstrated during their audit of these areas; this included the disclosures for each matter noted above. The Committee is satisfied that there are relevant accounting policies in place in relation to these significant matters and management has correctly applied these policies. In addition to the matters noted above our external auditors, as required by auditing standards, also consider the risk of management override of controls. Nothing has come to our attention to suggest any material misstatement with respect to suspected or actual fraud relating to management override of controls. At the request of the Board, the Committee undertook to: ■ review the appropriateness of adopting the going concern basis of accounting in preparing the annual and half-yearly financial statements; ■ assess whether the business was viable in accordance with the requirement of the UK Corporate Governance Code. The assessment included a review of the principal and emerging risks facing Unilever, their potential impact, how they were being managed, together with a discussion as to the appropriate period for the assessment. The Committee recommended to the Board that there is a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the three-year period (consistent with the period of the strategic plan) of the assessment; and ■ consider whether the Unilever Annual Report on 20-F 2022 was fair, balanced, and understandable, and whether it provided the necessary information for shareholders to assess the Group’s year-end position and performance, business model and strategy. To make this assessment, the Committee received copies of the Annual Report and financial statements to review during the drafting process to ensure that the key messages were aligned with the Company’s position, performance, and strategy. The Committee also reviewed the processes and controls that are the basis for its preparation. The Committee was satisfied that, taken as a whole, the Unilever Annual Report on Form 20-F 2022 is fair, balanced, and understandable. During the year, the US SEC reviewed the Unilever Annual Report on Form 20-F 2021 and the UK Financial Reporting Council (FRC) reviewed the climate disclosures, including the TCFD disclosures, contained within that same report. The SEC had one question with reference to a specific disclosure. Unilever responded to this query and the Committee reviewed the response letters. No changes to the disclosures were needed and this enquiry has been formally closed by the SEC. The FRC did not have any questions that required a response but made a few observations. We have taken these observations into consideration in determining this year’s climate disclosures. Sustainability The Committee continued to oversee the reporting of sustainability performance, keeping itself updated on the changing regulatory requirements in this area by having separate knowledge sessions with management and PwC during the year. The Committee, at the request of the Board, reviewed the CTAP Annual Progress Report on pages 35 to 41 and the TCFD disclosures on page 42 to 51. The Committee is satisfied that the assumptions used in preparing the year-end financial statements are consistent with the disclosures in these sections. During 2022, the Committee reviewed the 2023 to 2026 sustainability assurance plan. Risk Management & Internal Controls (Assurance) The Committee reviewed Unilever’s overall approach to risk management and control, and its processes, outcomes, and disclosure. The assessment was undertaken through a review of: ■ the yearly report detailing the risk identification and assessment process, together with any emerging risks identified by management; ■ reports from senior management on risk areas for which the Committee had oversight responsibility: treasury, tax and pensions, information security, data privacy, legal and regulatory compliance, supply chain and key suppliers and business transformation; ■ the proposed risk areas identified by the ULE; ■ the Quarterly Risk and Control Status Reports, including Code of Business Principles cases relating to frauds and financial crimes; ■ a summary of control deficiencies identified through controls testing activities together with action plans to address underlying causes; ■ management’s improvements to reporting through further automation and centralisation; and ■ the annual financial plan and Unilever’s dividend policy and dividend proposals. The Committee reviewed the application of the requirements under Section 404 of the US Sarbanes-Oxley Act of 2002 with respect to internal controls over financial reporting. In fulfilling its oversight responsibilities in relation to risk management and internal control, the Committee met regularly with senior members of management and is satisfied with the key judgements taken. The Committee has completed its review for 2022 on both risk management and internal control and was satisfied that the process had worked effectively and where specific areas for improvement were identified, there was alternative controls and that processes were under way to ensure sustainable improvements. An area of focus has been to ensure that the controls impacted by the transformation programmes are appropriately designed and are being implemented effectively. Through its review, it also ensured that appropriate procedures are in place for the detection and prevention of fraud. Report of the Audit Committee 102 Unilever Annual Report on Form 20-F 2022 | Governance

The Committee continued to prepare for legislative or regulatory changes and noted that the Department for Business, Energy and Industrial Strategy (BEIS) published its response to reform corporate governance and audit in the UK. The Audit and Assurance Policy and Fraud Risk Assessment requirements will be a focus for the Committee in 2023. Internal Audit The Committee reviewed internal audit’s plan which is focused on Unilever’s risk areas including sustainability, cyber security, data privacy, financial control processes, product safety and supply chain resilience. The Committee ensured the necessary resources were in place to perform the audits effectively. The plan was adjusted in consultation with the Committee to reflect the changes in the risk profile of the organisation post the Compass Organisation announcement. The Committee reviewed quarterly and year-end summary reports which included the results of audit activities and completion status of agreed actions. During the year, the Chief Auditor and his team undertook business visits in person, in particular in a number of the Group's more volatile markets. Most audits have been conducted as hybrid (combination of virtual and physical). An independent effectiveness review of the function was performed by Deloitte LLP in accordance with the Global Institute of Internal Auditors’ International Professional Practices framework (IPPF) at the request of the Committee. The review concluded that the function operated in accordance with the IPPF framework. The function was seen as ‘matured’ and as having demonstrated consistent leading practice. The Committee also evaluated the effectiveness and performance of the internal audit function by way of a questionnaire. The feedback was reviewed and the Committee was satisfied with the effectiveness of the internal audit function. During the year, the Committee also met independently with the Chief Auditor and discussed the results of the audits performed and any additional insights obtained from the Chief Auditor. Audit of the annual accounts KPMG, Unilever’s external auditors and an independent registered public accounting firm, reported in depth to the Committee on the scope and outcome of the annual audit, including their audit of internal controls over financial reporting as required by Section 404 of the US Sarbanes-Oxley Act of 2002. Their reports included audit and accounting matters, governance and control, and accounting developments. The Committee held independent meetings with the external auditors during the year and reviewed, agreed, discussed, and challenged their audit plan, including the materiality applied, scope and assessment of the financial reporting risk profile of the Group. The Committee discussed the views and conclusions of KPMG regarding management’s treatment of significant transactions and areas of judgement during the year. The Committee considered these and is satisfied with the treatment in the financial statements. External Auditors KPMG has been the Group’s auditors since 2014 and shareholders approved their reappointment as the Group’s external auditors at the 2022 AGM. On the recommendation of the Committee, the Directors will be proposing the reappointment of KPMG at the AGM in May 2023. The Committee confirms that the Group is in compliance with The Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014, which requires Unilever to tender the audit every ten years. During 2022, we ran an extensive, competitive audit tender process with respect to the audit for the financial year ending 31 December 2024. In our Q2 2022 Results Announcement, the Board of Unilever announced its intention to reappoint KPMG as the Group’s external auditor for the financial year ending 31 December 2024, subject to shareholder approval at the 2024 AGM. The decision to reappoint KPMG was unanimously recommended by the Committee and was approved by the Board of Unilever. Our decision to reappoint KPMG was based on their performance during the tender process across a comprehensive set of criteria and our satisfaction with their effectiveness as our current auditor. Both Unilever and KPMG have safeguards in place to avoid the possibility that the external auditors’ objectivity and independence could be compromised, such as audit partner rotation and the restriction on non-audit services that the external auditors can perform as described below. KPMG has issued a formal letter to the Committee outlining the general procedures to safeguard independence and objectivity, disclosing the relationship with the Company, and confirming their audit independence. Each year, the Committee assesses the effectiveness of the external audit process which includes discussing feedback from the members of the Committee and stakeholders at all levels across Unilever. Interviews are also held with key senior management within both Unilever and KPMG. Report of the Audit Committee Unilever Annual Report on Form 20-F 2022 | Governance 103

The Committee also reviewed the statutory audit, other audit and non-audit services provided by KPMG and compliance with Unilever’s documented approach, which prescribes in detail the types of engagements, listed below, for which the external auditors can be used: ■ statutory audit services, including audit of subsidiaries; ■ other audit services – audits that are not required by law or regulation; and ■ non-audit services – work that our external auditors are best placed to undertake, which may include: ■ services required by law or regulation to be performed by the audit firm; and ■ services where knowledge obtained during the audit is relevant to the service such as bond issue comfort letters. Unilever has for many years maintained a policy which prescribes in detail the types of engagements for which the external auditors can be used with all other engagements being prohibited. The policy is aligned with both UK and SEC regulations and is updated in line with these regulations. All engagements over €250,000 require specific advance approval by the Audit Committee Chair. The Committee further approve all engagements which have been authorised by the Deputy CFO & Controller. These authorities are reviewed regularly and, where necessary, updated in the light of internal and external developments. Since the appointment of KPMG in 2014, the level of non-audit fees has been below 7% of the annual statutory audit fee, this is also the case for the year 2022. The level of other audit fees has been below 6% of the annual statutory audit fee except for 2017 (41%), 2018 (24%), 2020 (32%) and 2021 (21%) due to assurance work relating to the disposal of our Spreads business (2017 and 2018) and assurance work relating to the separation of our Tea business (2020 and 2021). Evaluation of the Committee The Committee carried out an assessment of its effectiveness and performance in the year. The process was overseen by the Chief Legal Officer & Group Secretary. The Committee considered the output from that process at its meeting in January 2023. Feedback was also provided to the Board as part of its evaluation of the overall effectiveness of the Board. The Committee concluded that it is performing effectively and will remain focused on internal control and external reporting. The area of evolving ESG reporting requirements will continue to receive attention by the Committee. Adrian Hennah Chair of the Audit Committee Judith Hartmann Susan Kilsby Hein Schumacher Report of the Audit Committee 104 Unilever Annual Report on Form 20-F 2022 | Governance

As a Committee, we guide Unilever’s strategy on sustainability, from climate change and plastics, to living wage and human rights. Strive Masiyiwa Chair of the Corporate Responsibility Committee 2022 was a year with unprecedented challenges for both the world and Unilever. For the Corporate Responsibility Committee (CRC), it has been a tough but fulfilling year, supporting the Board and Unilever to navigate continued Covid lockdowns in parts of the world, the war in Ukraine, and gridlock in the global commodity supply chain, to name just a few challenges. As Chair of the CRC, I continue to be impressed with the perseverance of Unilever’s leadership to be a global leader in sustainable business and demonstrate that a purpose-led, future-fit business model can deliver consistent, superior performance. The new Compass Organisation has shown us how the Business Groups, with the support from Unilever’s Business Operations and Corporate Centre, are now best positioned to deliver the stretching Compass sustainability commitments and respond to consumer demands, whilst retaining the utmost commitment to business integrity and minimising risk. With the Unilever Compass remaining as the leading principle, the business is building a stronger and more resilient future. The CRC has responsibility for the oversight of Unilever’s conduct regarding its corporate and societal obligations, its reputation as a responsible corporate citizen and its culture. Accordingly, this year we reviewed several positive and progressive policies, such as updates to the Responsible Partner Policy (RPP) – a policy which outlines the commitment to responsible business with respect for human rights as its foundation. We worked closely with the ULE to ensure that the dispute with the Ben & Jerry's independent board was amicably resolved in a manner that reflects our ongoing commitment to this iconic Unilever brand. We reviewed Unilever's performance against the Sustainability Progress Index, one of the performance measures for our long-term incentive plans. And, as I have come to expect from Unilever, I have continually been impressed with the support of Unilever’s people – from the work to support Ukrainian colleagues, to continuous Covid management and the deployment of new digital health and wellbeing tools. As a Committee, we guide Unilever’s strategy on sustainability, from climate change to plastics to living wage and human rights. 2023 is critical for the delivery of the Unilever Compass sustainability commitments, especially as some of them have reached or are approaching their target date. The CRC is looking forward to reviewing the Business Group and Compass pillar strategies and how Unilever will deliver sustainability while also growing the business. Furthermore, the CRC will continue its oversight of Unilever’s reputation and review developments in external sustainability reporting regulations. I am confident that Unilever’s leadership and clear governance framework will ensure the business is well equipped to respond accordingly. The Committee thanks our people for their continued hard work and dedication to Unilever and the delivery of sustainable growth. I look forward to further candid and constructive meetings with my fellow Committee members in 2023. Strive Masiyiwa Chair of the Corporate Responsibility Committee Report of the Corporate Responsibility Committee Unilever Annual Report on Form 20-F 2022 | Governance 105

Committee members and attendance Attendance Strive Masiyiwa Chair 3/4 Youngme Moon 4/4 Feike Sijbesma 4/4 This table shows the membership of the Committee together with their attendance at meetings during 2022. If Directors are unable to attend a meeting, they have the opportunity beforehand to discuss any agenda items with the Committee Chair. Attendance is expressed as the number of meetings attended out of the number eligible to be attended. The Corporate Responsibility Committee comprises three Non- Executive Directors: Strive Masiyiwa (Chair), Youngme Moon and Feike Sijbesma. The Chair was unable to attend one of the meetings of the Committee due to an existing commitment. On this occasion, Youngme Moon chaired the meeting. The Chief Research & Development Officer, the Chief Sustainability Officer and the Chief Business Integrity Officer attend the Committee’s meetings. The Chief Legal Officer and Group Secretary may also join the Committee’s discussions. Role of the Committee The Corporate Responsibility Committee oversees Unilever’s conduct as a responsible global business. Core to this remit is its governance of progress on Unilever’s sustainability agenda, as set out in the Company’s integrated business strategy, the Unilever Compass, see page 4 and 5. Part of this responsibility is reviewing and managing sustainability- related risks, opportunities and trends material to Unilever. The Committee also provides reviews and recommendations to the Board in relation to the Climate Transition Action Plan (CTAP) which sets out the actions we will take to decarbonise our business and deliver our net zero goal. The Committee is charged with ensuring that Unilever’s reputation is protected and enhanced, so it must consider the Company’s influence and impact on stakeholders. Central to this is the need to identify any external developments that are likely to impact Unilever’s corporate reputation, and to ensure that appropriate and effective communication policies are in place to support this. The Committee also oversees safety, security and wellbeing alongside Unilever’s Code of Business Principles and third-party compliance, ensuring that both Unilever’s direct employees and those working within the Company’s value chain comply with the expected standards of conduct. The Committee’s discussions are informed by the experience of the Unilever Leadership Executive which is accountable for driving responsible and sustainable growth through Unilever’s operations, value chain and brands. Senior leaders are invited to the Committee to share their perspectives and insights on key issues and external developments. These are then used for formal feedback to the Board. Complementing the Committee’s role, the Audit Committee is responsible for reviewing the independent assurance programme of Unilever’s sustainability commitments within the Unilever Compass, and significant breaches of the Code of Business Principles. During 2022, the Committee reviewed its terms of reference and agreed that minor modifications were required to reflect the new Compass Organisation. The Committee’s terms of reference are set out at: www.unilever.com/corporategovernance During the year, the Committee also addressed a range of other strategic and current issues, including the war in Ukraine, occupational health, Unilever's Global Domestic Violence and Abuse Policy, and human rights. How the Committee has discharged its responsibilities In 2022, the Committee’s principal activities were as follows: Code of Business Principles The Code and associated Code Policies set out the standards of conduct expected of all Unilever employees in their business endeavours. Compliance with these standards is an essential element in ensuring Unilever’s continued business success, as any breach is identified as an ethical, legal, and regulatory risk to the business, see page 74. The Corporate Responsibility Committee is also responsible for oversight of the Code and Code Policies, ensuring that they remain fit for purpose and are appropriately applied. It maintains scrutiny of the mechanisms for implementing the Code and Code Policies. This is vital as compliance is essential to promote and protect Unilever’s values and standards, and hence the good reputation of the Group. At each meeting, the Committee reviews an analysis of investigations into non-compliance with the Code and Code Policies and discusses any trends arising from these investigations. The Committee also considers litigation and regulatory matters which may have a reputational impact and reviews a summary of any significant developments at each meeting. These matters include increasing anti-bribery and corruption measures, and competition law compliance. In 2022, human rights continued to be a focus for the Committee’s Code oversight. Members noted that regular dialogue at Board level on human rights and due diligence is critical. Principles and standards for third parties Extending Unilever’s values to third parties is essential if Unilever is to generate responsible growth and a positive social impact on the industry and wider society. A lack of third-party compliance can pose a risk to the business, so the Committee rigorously examines Unilever’s compliance programmes to minimise risks. At each meeting, the Committee tracks compliance with Unilever’s Responsible Sourcing Policy (RSP) for suppliers and its Responsible Business Partner Policy (RBPP) for customers and distributors. Together they set out Unilever’s requirements that third parties conduct business with integrity and respect for human rights and core labour principles. In December 2022, the Responsible Partner Policy (RPP) came into effect, replacing both the RSP and RBPP, and this recognises the evolving demands of society and our planet, while simplifying our approach with one policy. The Committee's focus will therefore be on the RPP going forward. Report of the Corporate Responsibility Committee 106 Unilever Annual Report on Form 20-F 2022 | Governance

Safety and security Safety, Health and Environment (SHE) are key priorities at Unilever. This year, despite the reduced level of global infections, the pandemic has continued to cause disruption. The Committee remained focused on the resilience of our people and business, which required continued modernisation of Unilever’s health services delivery. The Committee commended the actions taken by the business to support employees’ health and wellbeing. In addition, the Committee oversaw Unilever’s digital transformation which included the move to the Cority electronic medical record (EMR) platform for Unilever clinical staff caring for our people and the continued roll out of digital health and wellbeing solutions that provide 24/7 tools and resources for improving the physical and mental health of our people. Unilever remained focused on promoting a safety-first culture. Our employee-only TRFR was 0.66 accidents per million hours worked (1 October 2021 to 30 September 2022) versus 0.55 in 2021, returning to pre-pandemic levels as more normal operations have resumed. In November 2021, we very sadly lost one employee at one of our tea estates in Kenya. The Committee also examined Unilever’s approach to security. As a global business, Unilever operates in many countries, some of which suffer from limited rule of law, or social and political unrest. In addition, cyber threats continue to increase. The Committee recognised volatility in global politics as a cause for concern with the increasing risk of individuals or groups targeting Unilever. Members stayed abreast of growing global insecurity as Unilever experienced the operational impact of a rise in fragile states, with diminished capacity for external shocks or internal challenges. Increased insecurity also stretches national policing and impacts local economic confidence, encouraging local criminality to expand their illegal operations. The business continues to upgrade its resilience programmes to protect its people and assets. In 2022, the war in Ukraine and its impact on colleagues and operations has been a key focal point. Unilever’s response was to firstly prioritise the safety of our people in Ukraine, secondly to ensure the continuity of business operations and thirdly to protect the Company’s reputation. The Committee monitored Unilever’s response from the perspective of employee wellbeing as well as reputational and operational aspects, and commended Unilever’s approach in placing the safety of our people first. Improving the health of the planet The effects of climate change and nature loss are becoming ever more apparent and increasingly urgent. In May 2021, Unilever put a non-binding advisory vote to its shareholders on its Climate Transition Action Plan (CTAP), see page 35 to 41. The CTAP sets out Unilever’s climate targets and the actions required to reduce emissions in the business. The Corporate Responsibility Committee is responsible for overseeing CTAP progress. In 2022, the Committee reviewed and approved the plan to include the annual CTAP progress report within the Annual Report and Accounts each year. Our raw materials and packaging materials are the biggest source of Unilever emissions. Tackling packaging waste and eliminating single-use plastic, including sachets, continue to be high priorities for the business and society. Unilever’s goals include using more recycled and less virgin plastic, improving the recyclability of plastic and exploring alternative materials for our packaging. Whilst sachets can ensure essential products reach low- income households, the Committee highlighted that they create a significant environmental and regulatory risk. The Committee also acknowledged progress on the issue but recognised the considerable challenges involved in abandoning the use of sachets. Commercialising sustainability Over the past decade, we have witnessed demands for corporate and brand action to preserve our planet and improve livelihoods for the people we touch as a business. The Unilever Compass is founded on the belief that sustainable business is a core driver for superior financial performance. Each Business Group has set out a strategy to deliver superior results through sustainable operations. In 2022, the Committee conducted deep dives of Home Care’s Clean Future and Nutrition’s Future Foods strategies. Clean Future, Home Care’s innovation programme, seeks to pioneer superior cleaning products that are also kinder to the planet. We seek to address our carbon footprint both in the manufacture of products and in the usage by consumers. We also make our formulations biodegradable, minimise the use of virgin plastics, and avoid animal testing. The Committee supported Clean Future’s strategic focus on innovation and recommended the team continues to focus on new ways to engage consumers. Boldly Healthier is Nutrition’s plan for people and planet which is supported by quantitative ‘Future Foods’ commitments. This includes more plant-based, more positive nutrition, less salt, sugar and calories, as well as less food waste. Members were briefed on constructive engagements with ShareAction, and in addition to overall support for the Future Foods strategy, the Committee encouraged Unilever to consider technology and portfolio changes to move not just to 'healthier' but also to 'healthy'. Diversity and inclusion Domestic abuse can have a significant impact on victims’ and survivors’ working lives. Supporting victims of domestic abuse in the workplace is a social justice, equality and health and safety issue. When victims are supported, it will improve workplace relations, enhance wellbeing at work, retain workers, reduce absence, and increase motivation and performance. Unilever launched its Global Domestic Violence and Abuse Policy in March 2021. Since then, further enhancements have been made to the policy to reflect the feedback from employees. These include both those who have accessed the policy or have been impacted personally by domestic violence and abuse. The Corporate Responsibility Committee requested notification of the work carried out in this area and recommended action to promote the visibility of the policy. Report of the Corporate Responsibility Committee Unilever Annual Report on Form 20-F 2022 | Governance 107

Protecting and enhancing Unilever’s reputation Ensuring its good reputation is vital to Unilever’s ongoing success. As activism rises, commentary on issues such as single-use plastic and nutrition profiles becomes more rapidly widespread than ever before, whilst social media continues to amplify and accelerate issues. As the Committee charged with overseeing Unilever’s reputation, it has scrutinised the processes for managing and advising on salient issues that present material risks to the perception of the business. These processes are defined within a clear governance framework and have been enhanced with more sophisticated forecasting techniques. Furthermore, tracking and measurement tools evaluate potential issues and enhance training. Management Co-Investment Plan Unilever’s Reward Framework includes the Management Co-Investment Plan (MCIP) and Performance Share Plan (PSP). These are long-term incentive plans that are linked to financial performance, as well as performance against sustainability targets in the Unilever Compass, (see page118). To come to a view on Unilever’s performance on its sustainability commitments for the purposes of reward, the Corporate Responsibility Committee and the Compensation Committee jointly evaluate performance against a Sustainability Progress Index (SPI). This has a selection of eight targets representative of the breadth of the Unilever Compass. The SPI is measured a year in arrears, and therefore 2022 is the first year of using SPI targets aligned to the Unilever Compass for the 2021 assessment. The Committees base their SPI assessment on information already in the public domain and available to investors. Eight equally weighted KPIs comprise the 2021 SPI evaluation, with one target from each of the pillars which underpin the strategic actions of the Unilever Compass representing the business’s wider progress across the Compass pillars. In making their rounded assessment, the Committees review both qualitative and quantitative progress across multiple elements of the respective Compass pillar ambition, and delivery against the respective anchor KPI. Following an in-depth discussion of the SPI, the Corporate Responsibility Committee agreed on a performance rating which was endorsed by the Compensation Committee. This joint assessment forms part of the Compensation Committee’s overall recommendation on the SPI outcome (see page 117). Evaluation of the Corporate Responsibility Committee As part of the internal Board evaluation carried out in 2022, the Board evaluated the performance of the Committee. The Committee also carried out an assessment of its own performance in 2022 and concluded that it was working effectively. Strive Masiyiwa Chair of the Corporate Responsibility Committee Youngme Moon Feike Sijbesma Report of the Corporate Responsibility Committee 108 Unilever Annual Report on Form 20-F 2022 | Governance

Andrea Jung Vice Chair/Senior Independent Director On behalf of the Compensation Committee, I am pleased to present Unilever’s Directors’ Remuneration Report (DRR) 2022. In the sections below, I set out the Compensation Committee’s activities in 2022, including a summary of Unilever’s business performance in 2022 and how it links to key remuneration outcomes for the year. Business performance and remuneration Unilever delivered a year of strong growth in challenging macroeconomic conditions. Underlying sales growth (USG) stepped up to 9.0% in 2022, led by pricing, in the face of significant input cost inflation across our markets. Full year underlying price growth was 11.3%, which had, as expected, some negative impact on volumes, which declined by 2.1%. Underlying operating margin (UOM) declined by 230bps to 16.1%, slightly ahead of target of 16.0%. Free cash flow (FCF) delivery was €5.5bn (€5.2bn including €0.3bn tax paid on the separation of the global Tea business). It was down from 2021 due to increases in capital expenditure and working capital, notably inventory. Underlying earnings per share (EPS) decreased by 2.1% to €2.57. Underlying return on invested capital (ROIC) was 16.0%, compared to 17.2% in the prior year. This was mainly due to increased goodwill and intangibles, driven by Paula's Choice and Nutrafol acquisitions and a currency impact. We are making good progress against our Compass sustainability commitments. As a result, we achieved an outcome of 126% for the Sustainability Progress Index (SPI), as detailed on page 118. The Remuneration Policy is due for renewal in 2024 and I look forward to liaising with investors and other stakeholders on this topic. Incentive outcomes and wider stakeholder considerations 2022 annual bonus Under the formulaic outcomes, a bonus of 133% of target opportunity was determined for both the CEO Alan Jope (resulting in a bonus of 200% of fixed pay against a target of 150%), and the CFO Graeme Pitkethly (resulting in a bonus of 160% of fixed pay against a target of 120%), as detailed in the chart on page 116. After careful consideration, the Committee decided neither to change the targets in response to volatile business conditions nor to exercise discretion on the formulaic outcome, which will set the global bonus pool for all eligible Unilever employees. Our growth priority was recognised by upweighting USG to 50% within the 2022 annual bonus performance measures. The Committee considered the formulaic outcome was justified in 2022. Strong sales growth was delivered in challenging macroeconomic conditions as we navigated through a high cost inflation environment, and successfully balanced price growth, and volume only modestly down by 2.1%. USG was driven by disciplined pricing action and was broad-based across each of our five Business Groups, led by strong performances from our billion+ Euro brands. Under the Remuneration Policy, 50% of the net bonus award will be deferred in shares for three years. 2019-2022 Management Co-Investment Plan (MCIP) The formulaic outcome for the 2019-2022 MCIP was 70% of target. This outcome is detailed in the chart on page 117, and corresponds to a vesting of 35% of maximum for our two Executive Directors. Similarly to the annual bonus, based on overall financial performance as well as a holistic review of performance over the four-year vesting period, no discretion was applied to the MCIP vesting in 2022 for the Executive Directors and members of the Unilever Leadership Executive (ULE). When considering outcomes for the wider workforce, the Committee decided to exercise discretion to the MCIP 2019-2022 payout outcome to all eligible employees below ULE due to the impact of Covid and input cost inflation. The discretion was an adjustment of +10% to the formulaic outcome, resulting in an adjustment of +7% of payout, to 77%. Directors' Remuneration Report Unilever Annual Report on Form 20-F 2022 | Governance 109

Wider stakeholder considerations When considering the annual bonus and MCIP outcomes, the Committee carefully took into account the experiences of our wider stakeholders in order to ensure that outcomes were aligned. In particular, our decision not to amend targets mid-year despite extreme volatility and uncertainty was taken to ensure that employees and Executive Directors are treated commensurately with the interests of our shareholders. The outcome of 133% of target for annual bonus is above expectations, but the outcome of 70% of target for MCIP is below our expectations. However, the Committee believes these outcomes represent the performance delivered to shareholders in challenging trading circumstances. Our Remuneration Policy for 2022 The Remuneration Policy was approved at the AGM on 5 May 2021 and is available on our website (the 'Remuneration Policy'). Unilever's remuneration arrangements are aligned to its culture of rewarding performance through annual bonus and long-term incentive performance measures and remuneration is determined throughout Unilever based on the same principles as for the Executive Directors, as set out in the Remuneration Policy. Executive Director changes Alan Jope will step down as CEO and Executive Director with effect from 1 July 2023 and will retire from employment on  31 December 2023. He will continue to be paid in line with the Remuneration Policy until his retirement. On this basis, Alan remains eligible to receive a bonus in respect of 2023, payable in March 2024 based on Company performance and will participate in the PSP 2023-2025 on a pro-rated basis. Further details of Alan’s leaving arrangements are set out on page 124. As announced on 30 January 2023, Hein Schumacher will begin employment with Unilever on 1 June 2023 as CEO Designate and Executive Director and become CEO effective 1 July 2023. Hein's fixed pay has been set at €1,850,000 with annual bonus and PSP opportunity in line with our Remuneration Policy each of which for 2023 will be pro-rated to reflect his period of employment. The Committee believes that the current positioning of the package given Unilever’s global scale, complexity and market capitalisation represents an acceptable balance in view of various considerations, such as competitive external market pay rates across Unilever’s peer group and Hein's skills and experience. In line with Unilever’s International Mobility policies, Hein will receive a relocation allowance to support his move to the UK (including housing costs) for a period of 24 months. Hein will also be granted share awards to compensate him for cash incentives from his previous employer that he will forfeit due to commencing employment with Unilever. Further details of Hein's joining arrangements are set out on page 123. Executive Director fixed pay increases As set out in last year’s DRR, we did not conduct a fixed pay review for the Executive Directors in the first half of 2022, and we planned to undertake such a review in the second half of 2022. Given the announcement of the CEO to retire at the end of 2023, the Committee decided not to further review his fixed pay for 2022 or 2023. Therefore, the fixed pay review was limited to the CFO and took into account salary increases awarded to the wider workforce. As part of the fixed pay review, the Committee conducted an evaluation of the CFO package against external market data(a) in the second half of 2022, which shows the CFO is currently positioned lower than the Committee consider to be appropriate given the individual’s skills, experience and performance. Following the fixed pay review and taking into account Company performance as well as the importance of retaining the CFO during the transition to a new CEO, the Board approved the Committee’s recommendation of a fixed pay increase for the CFO of 6% to €1,246,262, effective from 1 January 2023. This is in line with the average increase awarded to the wider Unilever workforce in 2022. (a) Our benchmarking peer group consists of other global companies of a similar financial size and complexity to Unilever and is set out in full in the Remuneration Policy. Non-Executive Director fees Non-Executive Director fees have not been increased for three years despite increasing complexity, time commitment and required skills related to the role. As set out in last year’s DRR, the Committee therefore reviewed the Non-Executive Director fees in 2022 which shows that the fee levels for some roles are below the benchmark of market median rates for UK FTSE 30 companies. Therefore, the Board approved increases to the Non-Executive Director fees for 2023, as outlined on page 124. Engaging with shareholders I continued my dialogue with investors in 2022, including discussions on the topic of remuneration. In particular, investors have been interested to understand how Environmental, Social and Governance factors are taken into account in Unilever's remuneration arrangements. I was able to reiterate that the SPI has been an established feature of our long-term incentive (LTI) scheme since it was introduced in 2017 and continues to support our vision to be the global leader in sustainable business and the importance of sustainability KPIs in driving business performance. See page 85 of the 2021 Annual Report and Accounts and the remuneration topics section of our website for further information on the SPI. I look forward to further engagement with shareholders in 2023 as Unilever prepares to renew its Remuneration Policy. The Committee is committed to ensuring that remuneration performance measures for Executive Directors align with the interests of investors. Engaging with employees As previously reported, the Board shares the responsibility for workforce engagement among all Non-Executive Directors to ensure that all Directors have a collective responsibility for bringing employee views into relevant Board discussion. We continued these engagements in 2022, see page 89 for a summary of the discussions that took place. In November 2022, the Chair of the Board, along with the CEO, attended a virtual town hall meeting open to all employees globally. This was an opportunity for employees to ask questions, including in relation to Unilever’s approach to remuneration. The Chair and the CEO shared that Unilever's intention is to provide competitive pay and reward high performance. Unilever's approach to remuneration is intended to foster a healthy culture and incentivise employees to take action and be judged by their performance. This means the better Unilever performs, the higher the opportunity for employee reward. Directors' Remuneration Report 110 Unilever Annual Report on Form 20-F 2022 | Governance

One of the Committee members attended an engagement session with employees on the subject of compensation and benefits in November 2022. Employees shared feedback on competitiveness of fixed pay for current employees, the opportunity to choose benefits and management differentiation between team members. Employees are able to give real-time feedback on their pay and benefits through Unilever's reward system. The average satisfaction score for all employees globally for all elements of reward was 63% as at 31 December 2022. Satisfaction with long-term incentives was particularly high at 71%, which reflects Unilever's aim to drive performance with incentives in the upper quartile. The Committee is periodically updated on matters impacting the workforce, including inflation and the new Compass Organisation. As such, the Committee believes the implementation of remuneration in 2022 is a fair reflection of employee experience. In particular, Executive Director pay increases are limited to the CFO and in line with that of the wider workforce, as explained above. In addition, the same Company performance measures for annual bonus and MCIP apply to all eligible employees, including Executive Directors. Inflation and employee remuneration This year saw unprecedented levels of inflation and we have extended our support to employees in a number of countries through various targeted financial wellbeing interventions. These have been specific to each country’s context and range from providing access to financial advice to monetary compensation or other forms of support. Implementation report The annual report on remuneration in this report describes 2022 remuneration in detail as well as the planned implementation of the Remuneration Policy in 2023. On behalf of the Committee and the entire Board, I thank all shareholders and their representatives for their constructive engagement in 2022. Shareholders will have an advisory vote on the DRR at the 2023 AGM. I look forward to engaging with shareholders and their representatives in 2023 in respect of renewing the Remuneration Policy. Andrea Jung Chair of the Compensation Committee Directors' Remuneration Report Unilever Annual Report on Form 20-F 2022 | Governance 111

Committee members and attendance Attendance Andrea Jung Chair 8/8 Nils Andersen 8/8 Laura Cha (member until 4 May 2022) 3/4 Ruby Lu 8/8 Nelson Peltz (member since 20 July 2022) 3/3 This table shows the membership of the Compensation Committee together with their attendance at meetings during 2022. Attendance is expressed as the number of meetings attended out of the number eligible to be attended. The Committee is comprised of four Non-Executive Directors, including Andrea Jung as the Chair. Laura Cha retired as a Non-Executive Director at the AGM in May 2022. Nelson Peltz became a Non-Executive Director and joined the Committee in July 2022. Other attendees at Committee meetings in 2022 were the CEO, Chief Legal Officer & Group Secretary, the Chief Counsel Executive Compensation & Employment, the Chief Human Resources Officer, the Chief People & Transformation Officer, the VP Global Head of Reward, the Head of Expertise & Innovation, and the Deputy Chief Financial Officer & Controller. No individual Executive Director was present when their own remuneration was being determined to ensure there was no conflict of interest, although the Committee has separately sought and obtained Executive Directors’ own views when determining the amount and structure of their remuneration before recommending individual packages to the Board for approval. Role of the Committee The Committee reviews the remuneration of the Executive and Non-Executive Directors and ULE. It also has responsibility for the design and terms of executive and all employee share- based incentive plans and the remuneration policy for the ULE and senior managers. The Committee is also involved in the performance evaluation of the ULE. The Committee's terms of reference are contained within 'The Governance of Unilever' which is available on our website. As part of the Board evaluation carried out in 2022, the Board evaluated the performance of the Committee. The Committee also carried out an assessment of its own performance in 2022. Overall, the Committee members concluded that the Committee is performing effectively. The Committee has agreed to review trends on executive remuneration and performance measures for long-term incentives, in particular in view of the upcoming Remuneration Policy renewal due in 2024. Activities of the Committee During 2022, the Committee met eight times and its activities included: ■ determining the 2021 annual bonus outcome; ■ determining the vesting of the MCIP awards for the CEO, CFO and the ULE; ■ setting the 2022 annual bonus and Performance Share Plan (PSP) 2022-2024 performance measures and targets; ■ reviewing fixed pay for the CEO and CFO and fees for the Non-Executive Directors; ■ tracking external developments and assessing their impact on Unilever’s Remuneration Policy and its implementation, in particular in the context of geopolitical tensions, inflation, and rising interest rates; ■ reviewing underlying reward principles, workforce pay, including pay philosophy and pay positioning; ■ reviewing updates to Unilever's annual bonus policy to align with the Compass Organisation transformation; ■ retirement of CEO and CEO succession planning; ■ reviewing gender pay gap data; ■ considering progress on the living wage commitment that is now extended to the wider supply chain; and ■ assessing performance against 2022 SPI targets and setting 2023 SPI targets along with the Corporate Responsibility Committee (CRC). Advisers While it is the Committee’s responsibility to exercise independent judgement, the Committee requests advice from management and professional advisers, as appropriate, to ensure that its decisions are fully informed given the internal and external environment. Fiona Camenzuli of PricewaterhouseCoopers LLP (PwC) provided the Committee with independent advice on various matters it considered. During 2022, the wider PricewaterhouseCoopers network firms have also provided tax and consultancy services to Unilever including tax compliance, transfer pricing, other tax-related services, managed legal services, internal audit advice and secondees, third-party risk and compliance advice, cyber security advice, sustainability assurance and consulting, merger and acquisition support, and media assurance support. PwC is a member of the Remuneration Consultants Group and, as such, voluntarily operates under the code of conduct in relation to executive remuneration consulting in the UK, which is available online at www.remunerationconsultantsgroup.com (Code of Conduct: Executive Remuneration Consulting). The Committee is satisfied that the advice of the PwC engagement partner and team, which provide remuneration advice to the Committee, was objective and independent. They do not have connections with Unilever that might impair their independence. The Committee reviewed the potential for conflicts of interest and judged that there were appropriate safeguards against such conflicts. The fees paid to PwC in relation to advice provided to the Committee in the year to 31 December 2022 were £188,250. This figure is calculated based on time spent and expenses incurred for the majority of advice provided, but on occasion, for specific projects, a fixed fee may be agreed. Directors' Remuneration Report 112 Unilever Annual Report on Form 20-F 2022 | Governance

Annual report on remuneration This section sets out how the Remuneration Policy (which was approved by shareholders at the AGM on 5 May 2021 and is available on our website) was implemented in 2022 and how it will be implemented in 2023. See the remuneration topics section of our website for a copy of the Remuneration Policy. Remuneration Policy The Remuneration Policy is operating as intended and no material changes are proposed in relation to how we implement the Remuneration Policy in 2023. Unilever's remuneration arrangements are aligned to its culture of rewarding performance through annual bonus and long-term incentive performance measures and remuneration is determined throughout Unilever based on the same principles as for the Executive Directors, as set out in the Remuneration Policy. Remuneration is controlled with pay at risk determined according to pre-determined performance measures with a maximum outcome. This results in predictability in the management of risks and costs. Executive Remuneration is proportionate given the financial size and complexity of Unilever as determined through benchmarking with our peers. Unilever's remuneration arrangements provide for clarity and simplicity by constituting of fixed pay, benefits, annual bonus and long-term incentives, which are transparently detailed in the Remuneration Policy and DRR. The Remuneration Policy is due for renewal in 2024 and I look forward to liaising with investors and other stakeholders on this topic. Implementation of the Remuneration Policy for Executive Directors The Remuneration Policy was implemented with effect from the May 2021 AGM as set out below. Remuneration for 2022 and planned for 2023 for the CEO refers to Alan Jope. Please see page 123 for remuneration details for Hein Schumacher as incoming CEO. Elements of remuneration Fixed Pay Purpose and link to strategy Supports the recruitment and retention of Executive Directors of the calibre required to implement our strategy. Reflects the individual’s skills, experience, performance and role within the Group. Provides a simple competitive alternative to the separate provision of salary, fixed allowance and pension. At a glance Details of the rationale for our Executive Directors’ fixed pay amounts can be found on page 110. Implementation in 2022 Effective from 1 January 2022: ■ CEO: €1,560,780 ■ CFO: €1,175,719 Planned for 2023 Effective from 1 January 2023: ■ CEO: €1,560,780 (no change) ■ CFO: €1,246,262 (6% increase) Annual Bonus Purpose and link to strategy Incentivises year-on-year delivery of rigorous short-term financial, strategic and operational objectives selected to support our annual business strategy and the ongoing enhancement of shareholder value. In 2021, a new requirement was introduced to defer 50% of the net annual bonus into shares or share awards to link to long term performance. At a glance ■ Target annual bonus of 150% of fixed pay for the CEO and 120% of fixed pay for the CFO. ■ Maximum annual bonus is 225% of fixed pay for the CEO and 180% for the CFO. ■ Business performance multiplier of between 0% and 150% based on achievement against business targets over the year. ■ Performance target ranges are considered commercially sensitive and will be disclosed in full with the corresponding performance outcomes retrospectively following the end of the relevant performance year. ■ Requirement to defer 50% net annual bonus into shares. ■ Subject to ultimate remedy/malus and claw-back provisions, as set out in the Remuneration Policy. Implementation in 2022 Implemented in line with the Remuneration Policy: ■ Underlying sales growth: 50% ■ Underlying operating margin improvement: 25% ■ Free cash flow: 25% Planned for 2023 ■ Underlying sales growth: 50% ■ Underlying operating margin improvement: 25% ■ Free cash flow: 25% Long-Term Incentive: Performance Share Plan Purpose and link to strategy The PSP aligns senior management’s interests with shareholders by focusing on the sustained delivery of high-performance results over the long-term. At a glance ■ PSP awards normally vest after three years, to the extent performance conditions are achieved. ■ The normal maximum award for the CEO is 400% of fixed pay and for the CFO is 320% of fixed pay. At target, 50% of maximum vests, equating to 200% and 160% of fixed pay respectively. ■ Upon vesting, Executive Directors will have a further two-year retention period. ■ The PSP is subject to ultimate remedy, discretion, malus and claw-back provisions, as set out in the Remuneration Policy. Implementation in 2022 The PSP was implemented in line with the Remuneration Policy. Details of the performance measures for the 2022 PSP awards can be found on page 119. Directors' Remuneration Report Unilever Annual Report on Form 20-F 2022 | Governance 113

Elements of remuneration continued Planned for 2023 The performance conditions and target ranges for 2023 awards under the PSP will be as follows: PSP 2023 – 2025 awards Weighting Threshold Max Competitiveness: % business winning 25% 45% 60% 0% 200% Cumulative free cash flow (€bn) (current rates ex cash tax on disposal) 25% €15.5bn €21.5bn 0% 200% Underlying return on invested capital (exit year %) 25% 14% 18% 0% 200% Sustainability progress index (Committee assessment of SPI progress) 25% 0% 200% 0% 200% PSP awards (based on target performance) to be made on 10 March 2023 as follows: ■ CEO 33% Fixed Pay: €520,260 (this is a reduced award to reflect Alan's period of employment over the performance period (6 out of 36 months) against a target of 200% Fixed Pay). ■ CFO 160% Fixed Pay: €1,994,019. Cumulative FCF from operating activities in current currency ensures sufficient cash is available to fund a range of strategic capital allocation choices. As such, the Committee believes that the target range of a threshold of €15.5bn and a maximum of €21.5bn to be appropriate. ROIC measures the return generated on capital invested by the Group and is calculated as underlying operating profit after tax divided by the annual average of: goodwill, intangible assets, property, plant and equipment, net assets held for sale, inventories, trade and other current receivables, and trade payables and other current liabilities. The target range of a threshold of 14% and maximum of 18% expresses our commitment to deliver ROIC at a level of mid to high teens, whilst continuing to reshape our portfolio through acquisitions and disposals. Competitiveness % Business Winning will be assessed each year as the aggregate turnover of the portfolio components (country/category cells) gaining value market share as a % of the total turnover measured by market data. As such, it assesses what percentage of our revenue is being generated in areas where we are gaining market share. The outcome for the 2023-2025 PSP is the average of the three years % Business Winning performance. With intense competition and changing shopper trends, winning share in each portfolio or geography segment presents a challenge for all players; repeating these wins over successive years is even more demanding. At consolidated Group level, delivering consistently in the range of 50% Business Winning will enable us to grow with our markets, delivering above 50% Business Winning over successive years supports our objective of growing ahead of our markets. Keeping this in mind, the Committee believes that a stretch goal of 60% and threshold performance of 45% resulting in a zero payout for this performance measure to be appropriate. The SPI is an assessment made jointly by the CRC and the Committee. The 2023 SPI will be evaluated on progress against selected sustainability targets in the Unilever Compass, based on in-year performance in 2022 (except Positive Nutrition and Health and Wellbeing that will be measured against performance in 2023). The CRC and Committee will determine a numerical rating for the SPI in the range of 0–200%. Annual ratings are tallied as an average SPI for each four-year MCIP and each three-year PSP performance period. Eight pillars, with one target from each of the three Compass priority areas, will comprise the 2023 SPI evaluation as for 2022 (see page 118). In making their rounded assessment, the CRC and the Committee will also review both qualitative and quantitative progress across the wider Compass targets as well as delivery against the respective KPIs. In addition to the three elements mentioned above, our Executive Directors are provided with non-monetary benefits. These include medical insurance cover, actual tax return preparation costs and provision of death-in-service benefits and administration. Ultimate remedy/malus and claw-back Grants under the PSP and the legacy MCIP are subject to ultimate remedy and discretion as explained in the Remuneration Policy. Malus and claw-back apply to all performance-related payments, as explained in the Remuneration Policy. In 2022, the Committee did not reclaim or claw-back any of the value of awards of performance-related payments to current or former Executive Directors. Directors' Remuneration Report 114 Unilever Annual Report on Form 20-F 2022 | Governance

Single figure of remuneration and implementation of the Remuneration Policy in 2022 for Executive Directors The table below shows a single figure of remuneration for each of our Executive Directors for the years 2021 and 2022. Alan Jope CEO (€’000) Graeme Pitkethly CFO (€’000) 2022 Proportion of Fixed and Variable Rem 2021 Proportion of Fixed and Variable Rem 2022 Proportion of Fixed and Variable Rem 2021 Proportion of Fixed and Variable Rem (A) Fixed pay(a) 1,561 1,534 1,176 1,156 Total fixed pay 1,561 1,534 1,176 1,156 (B) Other benefits 102 76 48 47 Fixed pay & benefits subtotal 1,663 30.8% 1,610 32.9% 1,223 32.1% 1,203 35.0% (C) Annual bonus(b) 3,114 1,864 1,876 1,123 (D) LTI: MCIP match shares 618 1,416 708 1,114 Variable Remuneration subtotal 3,732 69.2% 3,280 67.1% 2,585 67.9% 2,237 65.0% Total Remuneration (A+B+C+D) 5,395 4,890 3,808 3,440 (a) Fixed pay increased by 3.5% to €1,560,780 for CEO and €1,175,719 for CFO from 1 July 2021 and pro-rated for annual bonus i.e. the maximum amount of 2021 bonus increased by 1.75%. (b) In line with the Remuneration Policy, 50% of the 2022 net annual bonus will be deferred into Unilever shares that must be held for a period of three years. Where relevant, amounts for 2022 have been translated into euros using the average exchange rate over 2022 (€1 = £0.8510), excluding amounts in respect of MCIP, which have been translated into euros using the exchange rates at the vesting date at 9 February 2023 (€1 = £0.8879 and €1 = $1.0733). Amounts for 2021 have been translated into euros using the average exchange rate over 2021 (€1 = £0.8605), excluding amounts in respect of MCIP, which have been translated into euros using the exchange rates at the vesting date on 16 February 2022 (€1 = £0.8379 and €1 = $1.1354). We do not grant our Executive Directors any personal loans or guarantees. Elements of single figure remuneration 2022 (A) Fixed pay Fixed pay set in euros and paid in 2022: CEO – €1,560,780, CFO – €1,175,719. (B) Other benefits For 2022 this comprises: Alan Jope CEO(€)(a) Graeme Pitkethly CFO(€)(a) 2022 2022 Medical insurance cover, actual tax return preparation costs and legal fees 86,439 35,616 Provision of death-in-service benefits and administration 16,000 12,000 Total 102,439 47,616 (a) The numbers in this table are translated where necessary using the average exchange rate over 2022 of €1 = £0.8510. Directors' Remuneration Report Unilever Annual Report on Form 20-F 2022 | Governance 115

(C) Annual bonus Annual bonus 2022 actual outcomes: CEO – €3,113,756 (which is 89% of maximum, 200% of fixed pay as at 31 December 2022). CFO – €1,876,448 (which is 89% of maximum, 160% of fixed pay as at 31 December 2022). Alan Jope Graeme Pitkethly 50% of the net annual bonus earned is deferred into shares (€825,145 for Alan Jope and €497,259 for Graeme Pitkethly). Shares are deferred for three years and not subject to performance or service conditions, in line with the Remuneration Policy. The annual bonus measures and performance against targets are set out below. All performance ranges are straight-line between threshold and maximum: Performance: Annual Bonus Further details of the annual bonus outcomes and the Committee's assessment of the appropriateness of the formulaic outcomes are described in the Committee Chair's letter on page 109. Directors' Remuneration Report 116 Unilever Annual Report on Form 20-F 2022 | Governance

(D) MCIP 2022 Outcomes This includes MCIP match shares (operated under the Unilever Share Plan 2017) granted to Alan Jope and Graeme Pitkethly on 23 April 2019, based on performance in the four-year period to 31 December 2022, which vested on 9 February 2023. The values included in the single figure table for 2022 are calculated by multiplying the number of shares granted (including additional shares in respect of accrued dividends through to 31 December 2022) by the level of vesting (% of target award) and the share price on the date of vesting (PLC £41.09 and PLC EUR €46.47), translated into euros using the exchange rate on the date of vesting (€1 = £0.8879). Performance against targets: Performance: MCIP 2019-2022 (a) Earnings Per Share Growth excludes the benefit from share buyback of €3bn in 2021. 2022 share buyback of €1.5bn was executed to return ekaterra Tea Business proceeds, hence considered. Further details of the MCIP outcome and the Committee's assessment of the appropriateness of the formulaic outcomes are described in the Committee Chair's letter on page 109. Further detail on the SPI outcome is set out below. On the basis of this performance, the Committee determined that the MCIP awards at the end of 2022 will vest at 70% of initial target award levels (i.e. 35% of maximum for MCIP), in line with the formulaic outcome. Outcome of SPI for MCIP cycle 2019-2022: The SPI is an assessment of the business’s sustainability performance by the CRC and the Committee that captures quantitative and qualitative elements. The CRC and the Committee agree on a SPI achievement level against the target taking into account performance across all the targets in each Compass pillar (i.e. climate action, positive nutrition, and living wage). The Unilever Compass sustainability target is our integrated sustainability and business strategy and includes 38 sustainability KPIs under three Compass priority areas. The 2022 SPI performance is set out on page 118. The SPI index for the four-year MCIP performance period is calculated by taking a simple average and is set out at the bottom of the table for MCIP 2019-2022. From 2022, the SPI indicators are based on progress made against the Unilever Compass, as 2021 marked the final year of reporting against the Unilever Sustainable Living Plan (USLP). Therefore, for the MCIP cycle 2019-2022, the outcome for the first three years is based on the USLP and the outcome for the final year is based on the Unilever Compass. To 'improve the health of the planet', aligned to Home Care’s Clean Future strategy, we signed two major contracts with suppliers to develop alternatives to surfactants: the most greenhouse gas-intensive class of ingredients. We also continue in our journey to deforestation-free supply chains, where in 2021, 81% of our volumes of palm oil, paper and board, tea, soy and cocoa were from areas with a low risk of deforestation. We have made further progress against all waste-free world targets, through our 'less plastic, better plastic, no plastic' framework, and are firmly on track to deliver the goal of 25% recycled plastic by 2025. Under our 'improve people's health, confidence and wellbeing' priority area, we reached 686 million people, helping to improve their health, wellbeing and hygiene through programmes led by some of our biggest brands: Lifebuoy, Dove, Pepsodent and Sunsilk. Further, plant-based eating is essential to reduce the burden on the planet, and it is good for people’s health. Despite Covid-related supply issues and intensified competition completion, our plant-based products have reported growth. We have a strategy to sustain the strong growth of meat replacement and vegan mayonnaise and to boost growth in plant-based ice cream. Finally, under the 'contribute to a fairer and more socially inclusive world' priority area, we enhanced the livelihoods of millions of people by driving fairness and human rights in our operations and extended supply chain. We are supporting diverse businesses through supplier development programmes and launched a supplier diversity pledge. Focusing on key collaborative manufacturing suppliers and our largest markets, we are implementing the Living Wage. And, to prepare for changing core skills required to perform their roles, we are ensuring our workforce is prepared for the future with an aim to reskill or upskill our employees with future-fit skills by 2025. Directors' Remuneration Report Unilever Annual Report on Form 20-F 2022 | Governance 117

The average SPI outcome for MCIP 2019-2022 is set out at the bottom of the table and in note (b). SPI 2022 Compass pillar Compass target KPI 2021 target Judgement(a) 2021 actuals Compass priority area: Improve the health of the planet Climate action Replace fossil-fuel-derived carbon with renewable or recycled carbon in all our cleaning and laundry product formations by 2030 The total number of suppliers with whom we have signed agreements to develop renewable or recycled carbon surfactants from 1 January to 31 December 2021 2 Achieved 2 Protect and regenerate nature Deforestation-free supply chain in palm oil, soy, paper and board, tea and cocoa by 2023 The percentage of palm oil, soy, paper and board, tea and cocoa that are purchased or contracted from low-risk sources of deforestation by 31 December 2021, based on contracts in place by 1 October 2021 for palm oil, and purchases made from 1 October to 31 December 2021 for soy, paper and board, tea and cocoa 80% Achieved 81% Waste-free world 25% recycled plastic by 2025 Total tonnes of recycled plastic purchased as a percentage of total tonnes of plastic packaging used in products sold from 1 January to 31 December 2021 20% Under- achieved 19% Compass priority area: Improve people's health, confidence and wellbeing Positive nutrition €1 billion annual sales from plant- based meat and dairy alternatives by 2025-2027 Total sales (euros) of Unilever's products containing plant-based meat and dairy alternatives from 1 January to 31 December 2021 €320m Under- achieved €242m Health & wellbeing Taking action through our brands to improve health and wellbeing and advance equity and inclusion, reaching 1 billion people per year by 2030 Number of people reached by brand communications and initiatives that help improve health and wellbeing, and help advance equity and inclusion from 1 January to 31 December 2021 500m people Over- achieved 686m people Compass priority area: Contribute to a fairer and more socially inclusive world Equity, diversity & inclusion Spend €2 billion annually with diverse businesses worldwide by 2025 Monetary value (euros) of all invoices received from tier 1 suppliers that are either verified as a diverse business by an approved certification body or have self- declared as a diverse business from 1 January to 31 December 2021 €374m Over- achieved €445m Raise living standards Ensure that everyone who directly provides goods and services to Unilever will earn at least a living wage or income by 2030 The total monetary value of long- term Dedicated Collaborative Manufacturing contracts signed with a requirement to pay a living wage, expressed as a percentage of the total monetary value of long- term Dedicated Collaborative Manufacturing contracts signed from 1 January to 31 December 2021 60% Over- achieved 78% Future of work Reskill or upskill our employees with future-fit skills by 2025 % of employees with a future-fit skills set from 1 January to 31 December 2021 5% Achieved 7% Annual SPI outcome 125% Average SPI outcome for MCIP 2019-2022(b) 126% (a) Judgement of the Committee and CRC. (b) SPI outcomes for the years 2019-2021 were based on the USLP and are set out in detail on page 92 of the Annual Report and Accounts 2021. SPI 2019 outcome (based on 2018 actuals) was 125%, SPI 2020 outcome (based on 2019 actuals) was 130%, SPI 2021 outcome (based on 2020 actuals) was 125% and SPI 2022 outcome (based on 2021 actuals) was 125%, making an average SPI outcome for MCIP 2019-2022 of 126% (rounded). Directors' Remuneration Report 118 Unilever Annual Report on Form 20-F 2022 | Governance

Share price growth MCIP 2019 – 2022 (a) The conditional number of shares awarded (including decimals) at the share price on the award date at target performance. (b) The business performance ratio applied to the original conditional share award (including decimals) at the share price on the award date. (c) The dividends accrued on the original conditional share award (including decimals) at the share price on the award date. (d) The nominal movement in share price between the award date and the vesting date applied to the original conditional share award plus accrued dividends (including decimals) multiplied by the business performance ratio. The value attributable to share price growth over the vesting period is -€79,922 and -€72,157 for the CEO and CFO respectively (using exchange rate on day of vesting for CFO of €1 = £0.8879). (a) The final value of the award on the vesting date using the exchange rate on the day of vesting of €1 = £0.8879. The actual number of vested shares can be found on page 122. Scheme interests awarded in the year PSP performance share award made in 2022 Basis of award The following numbers of performance shares were awarded on 11 March 2022 (vesting on 13 February 2025): CEO: PLC – 77,427 CFO: PLC – 46,660 Maximum vesting results in 200% of the above awards vesting. Dividend equivalents may be earned (in cash or additional shares) on the award when and to the extent that the award vests. Maximum face value of awards(a) ■ CEO: €6,171,287 ■ CFO: €3,719,011 Threshold vesting (% of target award) Four equally weighted long-term performance measures. 0% of the target award vests for threshold performance. Performance period 1 January 2022 – 31 December 2024 (with a requirement to hold vested shares for a further two-year retention period). Details of performance measures Performance measures: PSP 2022 – 2024 awards Weighting Threshold Max Competitiveness: % business winning(b) 25% 45% 60% 0% 200% Cumulative free cash flow (current FX) 25% €16.0bn €22.0bn 0% 200% Underlying return on invested capital (exit year %) 25% 15% 19% 0% 200% 200% Sustainability progress index (Committee assessment of SPI progress) 25% 0% 200% 0% 200% (a) Face values are calculated by multiplying the number of shares granted on 11 March 2022 (including decimals) by the share price on that day of PLC £33.92, assuming maximum performance and therefore maximum vesting of 200% and then translating into euros using an average exchange rate over 2022 of €1 = £0.8510 (rounded). (b) Competitiveness measured by % Business Winning was 47% on a Moving Annual Total basis as per 31 December 2022. Directors' Remuneration Report Unilever Annual Report on Form 20-F 2022 | Governance 119

Annual bonus deferral share award made in 2022 Basis of award The following numbers of annual bonus deferral shares were awarded on 22 March 2022: CEO: ■ PLC – 12,020 CFO: ■ PLC – 7,244 Annual bonus deferral shares accrue dividends, which are reinvested. Face value of awards(a) CEO: €485,803 CFO: €292,775 Deferral period 22 March 2022 – 22 March 2025. Details of performance measures No performance measures. (a) Face values are calculated by multiplying the number of shares granted on 22 March 2022 (including decimals) by the share price on that day of PLC £34.40 and then translated into euros using an average exchange rate over 2022 of €1 = £0.8510 (rounded). Minimum shareholding requirement and Executive Director share interests Executive Directors are required to build and retain a personal shareholding in Unilever within five years of their date of appointment to align their interests with those of Unilever’s shareholders. Incoming Executive Directors will be required to retain all shares vesting from any share awards made since their appointment (after deduction of tax) until their minimum shareholding requirements have been met in full. If Executive Directors fail to achieve 100% of the shareholding requirement by the relevant time, they are not permitted to sell any Unilever shares and Unilever retains the right to block the sale of their shares until the required level of shareholding has been obtained. The table below shows the Executive Directors’ share ownership against the minimum shareholding requirements as at 31 December 2022 and the interest in PLC ordinary shares of the Executive Directors and their connected persons as at 31 December 2022. When calculating an Executive Director’s personal shareholding, the following methodology is used: ■ fixed pay at the date of measurement; ■ shares in PLC will qualify provided they are personally owned by the Executive Director, by a member of their (immediate) family or by certain corporate bodies, trusts or partnerships, as required by law from time to time (each a ‘connected person’); ■ shares purchased under the legacy MCIP, whether from the annual bonus or otherwise, will qualify as from the moment of purchase as these are held in the individual’s name and are not subject to further restrictions; ■ shares or entitlements to shares that are subject only to the Executive Director remaining in employment will qualify on a net of tax basis (including deferred bonus awards); ■ shares awarded on a conditional basis by way of the legacy MCIP will not qualify until the moment of vesting (i.e. once the precise number of shares is fixed after the four-year vesting period has elapsed); ■ shares awarded on a conditional basis under the PSP will not qualify until the moment of vesting (i.e. once the precise number of shares is fixed after the three-year vesting period for PSP has elapsed); and ■ the shares will be valued on the date of measurement or, if that outcome fails the personal shareholding test, on the date of acquisition. The share price for the relevant measurement date will be based on the average closing share prices and the euro/sterling/US dollar exchange rates from the 60 calendar days prior to the measurement date. Any Executive Director who leaves after the date the Remuneration Policy took effect will be required to maintain at least 100% of their minimum shareholding requirement for two years after leaving (or if less, their actual shareholding on the date of leaving). ULE members are required to build a shareholding of 400% of fixed pay (500% for the CEO). This requirement is 250% of fixed pay for the management layer below ULE. Executive Directors’ shareholdings are ring-fenced to ensure they meet the minimum shareholding requirement, including for two years after leaving employment. This means that even if the shares are vested, they are blocked until the end of the minimum shareholding requirement period (excluding any shares above the minimum shareholding requirement). Directors' Remuneration Report 120 Unilever Annual Report on Form 20-F 2022 | Governance

Executive Directors’ and their connected persons’ interests in shares and share ownership Share ownership guideline as % of fixed pay (as at 31 December 2022) Have guidelines been met (as at 31 December 2022) Actual share ownership as a % of fixed pay (as at 31 December 2022)(a) Shares held as at 1 January 2022 Shares held as at 31 December 2022(b) PLC PLC ADS PLC PLC ADS CEO: Alan Jope 500% Yes 894% 43,251 223,140 55,271 237,881 CFO: Graeme Pitkethly 400% Yes 831% 182,058 206,108 (a) Calculated based on the minimum shareholding requirements and methodology set out above and the headline fixed pay for the CEO and CFO as at 31 December 2022 (€1,560,780 for the CEO and €1,175,719 for the CFO). (b) PLC shares are ordinary 31/9p shares. Includes annual bonus deferral shares dividend accrual, which is reinvested. During the period between 1 January and 21 February 2023, the following changes in interests have occurred: ■ Graeme Pitkethly purchased 6 PLC shares under the PLC ShareBuy Plan: 3 on 10 January 2023 at a share price of £41.97, and a further 3 on 8 February 2023 at a share price of £40.98; and ■ as detailed under heading (D) on page 117, on 9 February 2022: ■ Alan Jope acquired 7,054 PLC EUR shares following the vesting of his 2019 MCIP award; and ■ Graeme Pitkethly acquired 8,114 PLC GBP shares following the vesting of his 2019 MCIP award. The voting rights of the Directors (Executive and Non-Executive) and members of the ULE who hold interests in the share capital of PLC are the same as for other holders of the class of shares indicated. As at 21 February 2023, none of the Directors’ (Executive and Non-Executive) or other ULE members’ shareholdings amounted to more than 1% of the issued shares in that class of share (except Nelson Peltz who owns 1.4% of the PLC issued share capital including via Trian Fund Management as a connected person). All shareholdings in the table above are beneficial. On page 92, the full share capital of PLC has been described. Pages 167 and 168 set out how many shares Unilever held to satisfy the awards under the share plans. Information in relation to outstanding share incentive awards As at 31 December 2022, Alan Jope held awards over a total of 207,808 shares which are subject to performance conditions and a total of 17,763 shares which are not subject to performance conditions, and Graeme Pitkethly held awards over a total of 135,568 shares which are subject to performance conditions and a total of 10,705 shares which are not subject to performance conditions. There are no awards of shares in the form of options. Directors' Remuneration Report Unilever Annual Report on Form 20-F 2022 | Governance 121

Annual bonus deferral shares The following bonus deferral shares were outstanding at 31 December 2022 under the Unilever Share Plan 2017: Share type Balance of restricted bonus deferral shares at 1 January 2022 Bonus deferral shares granted in 2022(a) Price at award Bonus deferral shares with restrictions removed Balance of bonus deferral shares at 31 December 2022(b) Alan Jope PLC 5,743 12,020 £34.40 — 17,763 Graeme Pitkethly PLC 3,461 7,244 £34.40 — 10,705 (a) Grant made on 22 March 2022 and vests on 22 March 2025. (b) Annual bonus deferral shares accrue dividends, which are included in the share ownership table above where applicable. PSP The following conditional shares were outstanding at 31 December 2022 under the PSP and are subject to performance conditions: Balance of conditional shares at 1 January 2022 Conditional shares awarded in 2022 Balance of conditional shares at 31 December 2022 Share type No. of shares (a) (b) Performance period 1 January 2022 to 31 December 2024(c) Price at award Dividend shares accrued during the year(d) Vested in 2022(e) Price at vesting Additional shares earned in 2022 Shares lapsed No. of shares Alan Jope PLC 62,913 77,427 £33.92 4,714 — £- — — 145,054 Graeme Pitkethly PLC 37,913 46,660 £33.92 2,841 — £- — — 87,414 (a) Alan Jope: This includes a grant of 61,233 of PLC shares made on 7 May 2021 (vesting on 7 May 2024), and 1,680 PLC shares from reinvested dividends accrued in prior years in respect of awards. (b) Graeme Pitkethly: This includes a grant of 36,901 of PLC shares made on 7 May 2021 (vesting on 7 May 2024), and 1,012 PLC shares from reinvested dividends accrued in prior years in respect of awards. (c) These grants were made on 11 March 2022 (vesting 13 February 2025). (d) Reflects reinvested dividend equivalents accrued during 2022, subject to the same performance conditions as the underlying PSP shares. (e) The first vest will take place in 2024. MCIP The following conditional shares vested during 2022 or were outstanding at 31 December 2022 under the MCIP: Balance of conditional shares at 1 January 2022 Balance of conditional shares at 31 December 2022 Share type No. of shares (a) (b) Dividend shares accrued during the year(c) Vested in 2022(d) Price at vesting Additional shares earned in 2022(e) Shares lapsed No. of shares Alan Jope PLC 60,370 2,384 — N/A — — 62,754 PLC ADS 16,381 — 14,252 US$51.88 — 2,129 — Graeme Pitkethly PLC 74,430 1,831 24,453 £38.18 — 3,654 48,154 (a) Alan Jope: This includes a grant of 14,454 PLC ADS shares made on 23 April 2018 (which vested on 16 February 2022), a grant of 16,668 PLC shares on 23 April 2019 (which vested on 9 February 2023), and a grant of 39,594 PLC shares on 24 April 2020 (vesting on 15 February 2024) and 1,927 PLC ADR shares and 4,108 PLC shares from reinvested dividends accrued in prior years in respect of awards. Please note, any Unilever N.V. shares were converted to PLC shares on Unification in November 2020, which is why only Unilever PLC shares are provided in this table. (b) Graeme Pitkethly: This includes a grant of 12,408 of each NV and PLC shares made on 3 May 2018 (which vested on 16 February 2022), a grant of 19,196 PLC shares on 23 April 2019 (which vested on 9 February 2023) and a grant of 23,795 PLC shares on 24 April 2020 (vesting on 15 February 2024) and 6,623 PLC shares from reinvested dividends accrued in prior years in respect of awards. Please note, any Unilever N.V. shares were converted to PLC shares on Unification in November 2020, which is why only Unilever PLC shares are provided in this table. (c) Reflects reinvested dividend equivalents accrued during 2022 and subject to the same performance conditions as the underlying matching shares. (d) The 23 April 2018 and 3 May 2018 grant vested on 16 February 2022 at 87% for both Alan Jope and Graeme Pitkethly. (e) This includes any additional shares earned and accrued dividends as a result of a business performance multiplier on vesting below 100%. Directors' Remuneration Report 122 Unilever Annual Report on Form 20-F 2022 | Governance

Executive Directors' service contracts Starting dates of our Executive Directors’ service contracts: ■ Alan Jope: 1 January 2019 (signed on 16 December 2020); and ■ Graeme Pitkethly: 1 October 2015 (signed on 16 December 2015). Service contracts are available to shareholders to view at the AGMs or on request from the Group Secretary, and can be terminated with 12 months’ notice from Unilever or six months’ notice from the Executive Director. A payment in lieu of notice can be made of no more than one year’s fixed pay and other benefits. Other payments that can be made to Executive Directors in the event of loss of office are disclosed in our Remuneration Policy. See the remuneration topics section of our website for a copy of the Remuneration Policy. Payments to former Directors The table below shows the 2022 payments to Paul Polman in accordance with arrangements made with him upon his stepping down as CEO on 31 December 2018 and his retirement from employment with Unilever effective 2 July 2019. These arrangements were disclosed in the 2018 DRR. Paul Polman (€'000) Benefits(a) 94 Total Remuneration 94 (a) This includes tax preparation fees and social security. There have been no other payments to former Directors nor have there been any payments for loss of office during the year. Joining arrangements for Hein Schumacher Hein will begin employment with Unilever on 1 June 2023 as CEO Designate and Executive Director and then become CEO on 1 July 2023. The Compensation Committee approved the remuneration package, as described in this section, which will come into effect from 1 June 2023. His remuneration package is in accordance with the approved Remuneration Policy. Hein's Fixed Pay has been set at €1,850,000 per annum. Hein is eligible to receive a discretionary annual bonus with target opportunity set at 150% of Fixed Pay (maximum 225% Fixed Pay). 50% of any net annual bonus will be deferred into Unilever shares for three years. Hein's bonus in respect of 2023 will be pro-rated for his period of employment with the Company. Further details on the annual bonus (including performance measures) are set out on page 113. Hein is also eligible for a PSP award of 200% of Fixed Pay at target (400% Fixed Pay maximum) that will vest, to the extent performance conditions are achieved, on 1 June 2026 followed by an additional two-year holding period. Hein's PSP 2023-2025 award will be reduced to reflect his period of employment with the Company over the performance period (31 out of 36 months, which equates to 172% of Fixed Pay at target totalling €3,186,111). Further details on the PSP 2023-2025, including performance conditions, are set out on page 114. In line with Unilever’s International Mobility policies, Hein will receive a relocation allowance to support his move to the UK (including housing costs) for a time-limited period of 24 months. This is a reduced benefit from Unilever’s usual International Mobility arrangements. If Hein leaves Unilever within 24 months of appointment, the Committee may claw-back some or all of the relocation allowance. In addition, Hein will receive other standard benefits including private medical insurance, life assurance cover, permanent disability insurance and tax advisory services. Buy-out awards In order to secure Hein's appointment and to allow him to join Unilever at the earliest opportunity, the Committee has agreed to buy out certain cash incentives that he will forfeit due to leaving his current employment. In line with the Remuneration Policy, the Committee took into account all relevant factors, including the nature, timing and value of awards being forfeited when determining the structure and size of buy-out awards offered. The following buy-out awards will be granted to Hein following commencement of his employment with the Company and the Committee is satisfied that the structure of the buy-out awards is consistent with the Remuneration Policy: ■ To replace the 2023 cash bonus that Hein will forfeit, a share award with grant value of €232,500 that will vest on 15 February 2024, subject to continued service. ■ To replace the 2021-2023 cash long-term incentive that Hein will forfeit, a share award with grant value of €697,500 that will vest on 7 May 2024 subject to (i) continued service and (ii) PSP 2021-2023 performance outcomes, capped at a maximum of 120% of performance outcome. The number of Unilever shares that will be granted will be calculated using the 5-trading day average share price prior to 1 June 2023. The awards will be reported in the single figure table for 2023. Each buy-out award will be reduced or lapse if Hein's current employer’s award which the buy-out award replaces pays out. The buy-out awards will be subject to the malus and claw-back provisions as set out in the Remuneration Policy. In line with the Remuneration Policy, Hein will be required to retain all shares vesting from any share awards (including the buy-out awards) until his minimum shareholding requirement of 500% of Fixed Pay has been met. Directors' Remuneration Report Unilever Annual Report on Form 20-F 2022 | Governance 123

Leaving arrangements for Alan Jope Alan Jope will step down as CEO and Executive Director with effect from 1 July 2023 and will retire from employment on 31 December 2023 (the 'Retirement Date'). Until the Retirement Date he will assist with an orderly transition and handover of responsibilities. On this basis and in accordance with his service agreement and our Remuneration Policy, Alan Jope: ■ will continue to receive Fixed Pay up to the Retirement Date; ■ remains eligible to receive a discretionary bonus in respect of the 2023 financial year, determined by the Committee in the normal way and at the normal time dependent on the Company’s performance, with 50% of the net annual bonus deferred into shares in accordance with the Remuneration Policy; ■ will participate in the PSP 2023-2025 on a pro-rated basis for the period during which he is CEO of the Company, further details of which, including performance conditions, are set out on page 114; ■ as he is retiring, will be treated as a good leaver and hence his outstanding awards under the MCIP and PSP long-term share incentive plans will remain capable of vesting in accordance with the rules of the relevant plan and will then vest on their respective vesting dates, subject to Company performance. Upon vesting of any PSP awards, Alan will have a further two-year retention period in accordance with the Remuneration Policy; ■ will continue to be eligible for vesting and release of any annual bonus deferral shares in accordance with their terms; ■ will remain subject to the Company’s minimum shareholding requirement and needs to retain Unilever shares worth at least five times his annual Fixed Pay until the second anniversary of the Retirement Date; ■ will continue to receive tax return preparation services in respect of all Unilever source income; ■ will continue to receive medical insurance cover and death-in-service benefits through to the Retirement Date; and ■ will be entitled to payment for any unused and accrued holiday days as at the Retirement Date. Details of all payments made to and received by Alan Jope will be disclosed on the Company’s website and in the Directors’ Remuneration Report within the Annual Report and Accounts as required going forward. Implementation of the Remuneration Policy for Non-Executive Directors As explained in the Chair letter on page 110, Non-Executive Director fees have not been increased for three years despite increasing complexity, time commitment and required skills related to the role. As set out in last year’s DRR, there was no increase to Non-Executive Director fees in 2022 and we planned to review the fees again in 2022. Such review shows that the fee levels for some roles are below the benchmark of market median rates for UK FTSE 30 companies. Therefore, an increase from 1 January 2023 was approved to the basic Non-Executive Director fee (by GBP 10,000) as well as the rates for the Chair (by GBP 10,000), the Chair of the Compensation Committee (by GBP 5,000) and Chair of the Corporate Responsibility Committee (by GBP 5,000), as well as the member fees for the Compensation Committee (by GBP 2,000), Audit Committee (by GBP 2,000) and Corporate Responsibility Committee (by GBP 5,000). The Committee will review the fees again in 2023. Non-Executive Director fees are set and paid in GBP. The table below outlines the current fee structure shown in our reporting currency of EUR and GBP and using the average exchange rate over 2022 of £1 = €1.1751 (rounded). 2023 2022 Roles and responsibilities Annual Fee € Annual Fee £ Annual Fee € Annual Fee £ Basic Non-Executive Director Fee 111,631 95,000 99,880 85,000 Chair (all-inclusive) 775,540 660,000 763,789 650,000 Senior Independent Director (modular) 47,002 40,000 47,002 40,000 Member of Nominating and Corporate Governance Committee 17,626 15,000 17,626 15,000 Member of Compensation Committee 23,501 20,000 21,151 18,000 Member of Corporate Responsibility Committee 23,501 20,000 17,626 15,000 Member of Audit Committee 29,377 25,000 27,026 23,000 Chair of Nominating and Corporate Governance Committee 35,252 30,000 35,252 30,000 Chair of Compensation Committee 41,127 35,000 35,252 30,000 Chair of Corporate Responsibility Committee 41,127 35,000 35,252 30,000 Chair of Audit Committee 47,002 40,000 47,002 40,000 All reasonable travel and other expenses incurred by Non-Executive Directors in the course of performing their duties are considered to be business expenses and so are reimbursed. Non-Executive Directors also receive expenses relating to the attendance of their spouse or partner, when they are invited by Unilever. Directors' Remuneration Report 124 Unilever Annual Report on Form 20-F 2022 | Governance

Single figure of remuneration in 2022 for Non-Executive Directors The table below shows a single figure of remuneration for each of our Non-Executive Directors, for the years 2021 and 2022. Non-Executive Director 2022 2021 Fees(a) €'000 Benefits(b) €'000 Total remuneration €'000 Fees(a) €'000 Benefits(b) €'000 Total remuneration €'000 Nils Andersen(c) 764 29 793 755 — 755 Laura Cha(d) 50 — 50 137 — 137 Vittorio Colao(e) — — — 22 — 22 Judith Hartmann(f) 127 1 128 126 — 126 Adrian Hennah(g) 140 — 140 21 — 21 Andrea Jung(h) 200 — 200 180 — 180 Susan Kilsby(i) 127 27 154 126 — 126 Ruby Lu(j) 139 15 154 23 — 23 Strive Masiyiwa(k) 135 — 135 134 — 134 Youngme Moon(l) 118 41 159 132 — 132 Nelson Peltz(m) 54 — 54 — — — John Rishton(n) 51 — 51 145 — 145 Hein Schumacher(o) 31 — 31 — — — Feike Sijbesma(p) 135 1 136 134 — 134 Total(q) 2,071 114 2,185 1,935 — 1,935 (a) This includes fees received from Unilever for 2021 and 2022 respectively. Includes basic Non-Executive Director fee and committee chairship and/or membership. Where relevant, amounts for 2021 have been translated into euros using the average exchange rate over 2021 (€1 = £0.8605). Amounts for 2022 have been translated into euros using the average exchange rate over 2022 (€1 = £0.8510). (b) The only benefit received relates to travel by spouses or partners where they are invited by Unilever. There was no travel by the spouses or partners in 2021 due to the Covid pandemic. (c) Chair, Chair of the Nominating and Corporate Governance Committee and member of the Compensation Committee. (d) Retired from the Board at the May 2022 AGM. (e) Stepped down from the Board and Chair of the Compensation Committee on 18 February 2021. (f) Member of the Audit Committee. (g) Appointed to the Board with effect from 1 November 2021 and became Chair of the Audit Committee on 4 May 2022. (h) Senior Independent Director and member of the Nominating and Corporate Governance Committee from the May 2021 AGM and Chair of the Compensation Committee from 18 February 2021. (i) Member of the Audit Committee. (j) Member of the Compensation Committee and Nominating and Corporate Governance Committee and appointed to the Board with effect from 1 November 2021. (k) Chair of the Corporate Responsibility Committee. (l) Member of the Corporate Responsibility Committee. Stepped down as Senior Independent Director from the May 2021 AGM. (m) Appointed to the Board and member of the Compensation Committee with effect from 20 July 2022. (n) Retired from the Board at the May 2022 AGM. (o) Appointed to the Board and member of the Audit Committee with effect from 4 October 2022. (p) Member of the Corporate Responsibility Committee and Nominating and Corporate Governance Committee. (q) In addition, Marjin Dekkers received benefits of €24,500 in 2022 related to spouse/partner travel to attend an event postponed from before his retirement in May 2020 due to Covid. We do not grant our Non-Executive Directors any personal loans or guarantees or any variable remuneration, nor are they entitled to any severance payments. Directors' Remuneration Report Unilever Annual Report on Form 20-F 2022 | Governance 125

Percentage change in remuneration of Non-Executive Directors The table below shows the five-year history of year-on-year percentage change for fees and other benefits for the Non-Executive Directors who were Non-Executive Directors at any point during 2022. Total Remuneration(a) Non-Executive Director % change from 2021 to 2022 % change from 2020 to 2021 % change from 2019 to 2020 % change from 2018 to 2019 % change from 2017 to 2018 Nils Andersen(b) 5.0 -3.0 253.9 69.2 16.1 Laura Cha(c) -63.5 2.3 10.8 5.2 7.5 Judith Hartmann 1.6 -3.0 -11.4 14.1 14.3 Adrian Hennah(d) 566.7 0.0 0.0 0.0 0.0 Andrea Jung(e) 11.1 32.8 11.8 51.3 0.0 Susan Kilsby(f) 22.2 -3.0 144.0 0.0 0.0 Ruby Lu(g) 569.6 0.0 0.0 0.0 0.0 Strive Masiyiwa 0.7 -3.0 -0.9 6.1 18.0 Youngme Moon(h) 20.5 -21.4 -0.8 15.0 42.7 Nelson Peltz(i) 0.0 0.0 0.0 0.0 0.0 John Rishton(j) -64.8 -3.0 -10.9 17.5 12.6 Hein Schumacher(k) 0.0 0.0 0.0 0.0 0.0 Feike Sijbesma 1.5 -3.0 -0.9 3.0 6.3 (a) Non-Executive Directors receive an annual fixed fee and do not receive any Company performance-related payment. Therefore, the year-on-year % changes are mainly due to changes in committee chair or memberships, mid-year appointments of Non-Executive Directors, fee increases as disclosed in applicable directors’ remuneration reports, travel costs and changes in the average sterling: euro exchange rates. The only benefit received relates to travel by spouses or partners where they are invited by Unilever. There was no travel by the spouses or partners in 2020 or 2021 due to the Covid pandemic. (b) Nils Andersen became Chair in November 2019, hence his larger % increase from 2019 to 2020. (c) Retired from the Board at the May 2022 AGM. (d) Appointed to the Board with effect from 1 November 2021 and became Chair of the Audit Committee on 4 May 2022. (e) Senior Independent Director and member of the Nominating and Corporate Governance Committee with effect from May 2021 AGM and Chair of the Compensation Committee from 18 February 2021. (f) Susan Kilsby joined Unilever in August 2019 and therefore her change from 2019 to 2020 shows a larger % change than for a usual mid-year joiner. (g) Member of Compensation Committee and Nominating and Corporate Governance Committee and appointed to the Board with effect from 1 November 2021. (h) Stepped down as Senior Independent Director with effect from May 2021 AGM. (i) Member of the Compensation Committee and appointed to the Board with effect from 20 July 2022. (j) Retired from the Board at the May 2022 AGM. (k) Member of the Audit Committee and appointed to the Board with effect from 4 October 2022. Non-Executive Directors’ interests in shares Non-Executive Directors are encouraged to build up a personal shareholding of at least 100% of their annual fees over the five years from appointment. The table shows the interests in Unilever PLC ordinary shares as at 1 January 2022 and Unilever PLC ordinary shares as at 31 December 2022 of Non-Executive Directors and their connected persons. This is set against the minimum shareholding recommendation. There has been no change in these interests between 1 January 2023 and 21 February 2023, other than the following transactions carried out by Trian Fund Management as a connected person of Nelson Peltz: (i) sale of 1,661,153 PLC GBP shares by certain funds managed by Trian Fund Management for portfolio management purposes on 15 February 2023 at a weighted average share price of £42.60; (ii) distribution in kind of 1,012,346 PLC GBP shares by a fund managed by a subsidiary of Trian Fund Management on 16 February 2023, made in connection with the wind-up of the fund and a related vehicle; and (iii) acquisition of 822 PLC GBP shares distributed by a fund managed by a subsidiary of Trian Fund Management on 16 February 2023. Non-Executive Director Share type Shares held at 31 December 2022 Share type Shares held at 1 January 2022 Actual share ownership as a % of NED fees (as at 31 December 2022) Nils Andersen PLC 21,014 PLC 21,014 130 Laura Cha(a) PLC 3,518 PLC 3,518 334 Judith Hartmann PLC 2,500 PLC 2,500 93 Adrian Hennah PLC 4,000 PLC — 136 Andrea Jung PLC 4,576 PLC 4,576 109 Susan Kilsby PLC 2,250 PLC 2,250 84 Ruby Lu PLC — PLC — 0 Strive Masiyiwa PLC 3,530 PLC 3,010 124 Youngme Moon PLC ADS 3,500 PLC ADS 3,500 141 Nelson Peltz(b) PLC 39,167,999 n/a n/a 3,440,770 John Rishton(c) PLC 6,596 PLC 6,596 614 Hein Schumacher(d) PLC — n/a n/a 0 Feike Sijbesma PLC 10,000 PLC 10,000 351 (a) Retired from the Board at the May 2022 AGM. Shares held as at 4 May 2022. (b) Appointed with effect from 20 July 2022. Share ownership also includes shares held by Trian Fund Management as a connected person. (c) Retired from the Board at the May 2022 AGM. Shares held as at 4 May 2022. (d) Appointed with effect from 4 October 2022. Directors' Remuneration Report 126 Unilever Annual Report on Form 20-F 2022 | Governance

Non-Executive Directors' letters of appointment All Non-Executive Directors were reappointed to the Board at the 2022 AGM.(a) Non-Executive Director Date first appointed to the Board Effective date of current appointment(a) Nils Andersen 30 April 2015 4 May 2022 Laura Cha 15 May 2013 n/a Judith Hartmann 30 April 2015 4 May 2022 Adrian Hennah 1 November 2021 4 May 2022 Andrea Jung 3 May 2018 4 May 2022 Susan Kilsby 1 August 2019 4 May 2022 Ruby Lu 1 November 2021 4 May 2022 Strive Masiyiwa 21 April 2016 4 May 2022 Youngme Moon 21 April 2016 4 May 2022 Nelson Peltz 20 July 2022 20 July 2022 John Rishton 15 May 2013 n/a Hein Schumacher 4 October 2022 4 October 2022 Feike Sijbesma 1 November 2014 4 May 2022 (a) With the exception of Nelson Peltz and Hein Schumacher who were appointed by the Board with effect from 20 July 2022 and 4 October 2022 respectively and appointments to be confirmed at the 2023 AGM and Laura Cha and John Rishton who retired as Directors at the 4 May 2022 AGM. The unexpired term for all Non- Executive Directors’ letters of appointment is the period up to the 2023 AGM, as they all, unless they are retiring, submit themselves for annual reappointment. Other disclosures related to Directors' remuneration Unilever regularly looks at pay ratios throughout the Group, and the pay ratio between each work level (WL in the table below), and we have disclosed this for a number of years. The table below provides a detailed breakdown of the fixed and variable pay elements for each of our UK work levels, showing how each work level compares to the CEO and CFO in 2022 (with equivalent figures from 2021 included for comparison purposes). CEO/CFO Pay Ratio Comparison (split by fixed/variable pay) Figures for the CEO and CFO are calculated using the data from the Executive Directors’ single figure table on page 115. The year-on-year comparison reflects an increase in total compensation for the Executive Directors in 2022 following a higher performance outcome for annual bonus in 2022. Executive Directors have a higher weighting on performance-related pay compared to other employees. The numbers are further impacted by fluctuation in the exchange rates used to convert pay elements denominated in pounds sterling to euros for reporting purposes and not including employees in the Netherlands following Unification. Where relevant, amounts for 2021 have been translated using the average exchange rate over 2021 (€1 = £0.8605), and amounts for 2022 have been translated using the average exchange rate over 2022 (€1 = £0.8510). Annual bonus and LTI for the UK employees were not calculated following the statutory method for single figure pay. Instead, variable pay figures were calculated using: ■ target annual bonus values multiplied by the actual bonus performance ratio for the respective year (disregarding personal performance multipliers, which equal out across the population as a whole); and ■ MCIP values calculated at an appropriate average for the relevant work level of employees, i.e. an average 20% investment of bonus for WL2 employees; 45% for WL3 employees; 60% for WL4-5 employees; and 100% for WL6 employees, multiplied by the actual MCIP business performance ratio. Fixed pay figures reflect all elements of pay (including allowances) and benefits paid in cash. Directors' Remuneration Report Unilever Annual Report on Form 20-F 2022 | Governance 127

CEO pay ratio comparison The table below is included to meet UK requirements and shows how pay for the CEO compares to our UK employees at the 25th percentile, median and 75th percentile. Year 25th percentile Median percentile 75th percentile Mean pay ratio Year ended 31 December 2022 Salary: £36,802 £44,478 £60,788 Pay and benefits (excluding pension): £49,868 £61,553 £93,612 Pay ratio (Option A): 92:1 75:1 49:1 63:1 Year ended 31 December 2021 Salary: £34,560 £42,668 £58,869 Pay and benefits (excluding pension): £48,229 £60,306 £90,335 Pay ratio (Option A): 87:1 70:1 47:1 63:1 Year ended 31 December 2020 Salary: £34,298 £41,010 £55,000 Pay and benefits (excluding pension): £45,713 £55,751 £80,670 Pay ratio (Option A): 67:1 55:1 38:1 50:1 Year ended 31 December 2019 Salary: £38,510 £45,154 £59,988 Pay and benefits (excluding pension): £50,689 £61,086 £87,982 Pay ratio (Option A): 83:1 69:1 48:1 51:1 Figures for the CEO are calculated using the data from the Executive Directors’ single figure table on page 115 translated into sterling using the average exchange rate over 2022 (€1 = £0.8510). Option A was used to calculate the pay and benefits (including pension) of the 25th percentile, median and 75th percentile UK employees because the data was readily available for all UK employees of the Group and Option A is the most accurate method (as it is based on total full-time equivalent total reward for all UK employees for the relevant financial year). Figures are calculated by reference to 31 December 2022, and the respective salary and pay and benefits figures for each quartile are set out in the table above. Full-time equivalent figures are calculated on a pro-rated basis. Variable pay figures for the UK employees are calculated on the basis set out in the paragraph for other work levels below the ‘CEO/CFO pay ratio comparison’ table. The reason for this is it would be unduly onerous to recalculate these figures when, based on a sample, the impact of such recalculation is expected to be minimal. The mean pay ratio has remained the same for 2022, as the average total remuneration for all UK employees increased at a similar rate to that of the CEO. Both the CEO's total remuneration and the average total remuneration for UK employees increased by around 9%. The median ratio is considered to be consistent with the pay, reward and progression policies within Unilever as the Remuneration Policy is applicable across our 14,000+ managers throughout the whole business worldwide. Additionally, we are required to show additional disclosures on the rates of change in pay year on year. The pay ratios set out above are more meaningful as they compare to the pay of all of our UK employees. By contrast, the regulations require us to show the percentages below based on employees of our PLC top company only, which forms a relatively small and unrepresentative proportion of our total UK workforce. So, whilst operationally we may pay greater attention to our internal pay ratios (included above in the ‘CEO/CFO pay ratio comparison’ table), these required figures are set out on the following page. Directors' Remuneration Report 128 Unilever Annual Report on Form 20-F 2022 | Governance

Percentage change in remuneration of Executive Directors (CEO/CFO) The table below shows the five-year history of year-on-year percentage change for fixed pay, other benefits (excluding pension) and bonus for the CEO, CFO and PLC’s employees (based on total full-time equivalent total reward for the relevant financial year) pursuant to UK requirements. The respective changes in percentages in fees for our Non-Executive Directors are included in the table ‘Percentage change in remuneration of Non-Executive Directors’ on page 126. Fixed pay Other benefits (not including pension) Bonus % change from 2021 to 2022 CEO(a)(b) 1.8% 34.2% 67.0 % CFO(a)(c) 1.7% 2.1% 67.0 % PLC employees(d) -4.3% 7.4% 57.0% % change from 2020 to 2021 CEO(a)(b) 1.7% 35.7% 71.6 % CFO(a)(c) 1.8% 23.7% 71.7 % PLC employees(d) -19.3% -2.2% -10.6% % change from 2019 to 2020 CEO(a)(b) 4.0% 36.6% -39.1% CFO(a) 3.0% 40.7% -39.7% PLC employees(d) 1.7% 30.2% -3.0% % change from 2018 to 2019 CEO(a) -9.5% -92.3% -7.4% CFO(a) 4.2% 4.8% 7.9% PLC employees(d) 15.0% -5.2% 9.7% % change from 2017 to 2018 CEO(a) 11.3% -19.2% -16.5% CFO(a) 8.2% 8.3% -10.5% PLC employees(d) 8.4% -5.0% -3.9% (a) Calculated using the data from the Executive Directors’ single figure table on page 115 (for information on exchange rates, please see the footnotes in that table). (b) The increase in fixed pay for the CEO in 2022 reflects pay on 31 December 2022, compared to the amount in the 2021 single figure table, which included a pay increase awarded from 1 July 2021. The increase in benefits is due to increased insurance premiums, fluctuation in exchange rates and payment of legal fees associated with the resignation of role of CEO. As a result of a higher formulaic outcome for the 2022 bonus, the bonus increased compared to the previous year (2021). Conversely, a lower formulaic outcome for the 2020 bonus resulted in the bonus from 2019 to 2020 decreasing. As at 1 January 2020, the tax gross-up has been added in the cost instead of in base salary and therefore the other benefits increased from 2019 to 2020 compared to prior years. As at 1 January 2019, Alan Jope succeeded Paul Polman as CEO and therefore the CEO remuneration from 2018 to 2019 decreased compared to prior years as Alan Jope’s fixed pay was set at a level lower than Paul Polman’s. (c) The increase in fixed pay for the CFO in 2022 reflects pay on 31 December 2022, compared to the amount in the 2021 single figure table, which included a pay increase awarded from 1 July 2021. The increase in benefits is due to increased insurance premiums and fluctuation in exchange rates. As a result of a higher formulaic outcome for the 2022 bonus, the bonus increased compared to the previous year (2021). Conversely, a lower formulaic outcome for the 2020 bonus resulted in the bonus from 2019 to 2020 decreasing. As at 1 January 2020, the tax gross-up has been added in the cost instead of in base salary and therefore the other benefits increased from 2019 to 2020 compared to prior years. (d) For the PLC employees, fixed pay numbers include cash-related benefits employees receive as part of their total compensation, to ensure we can accurately compare fixed pay for them against that of the CEO and CFO. Such cash-related benefits include acting-up allowance, transport allowance, and fixed pay protection allowance. Figures are also affected by changes in the average sterling: euro exchange rates, as well as changes in the number of employees, including changes in ULE membership. Directors' Remuneration Report Unilever Annual Report on Form 20-F 2022 | Governance 129

Relative importance of spend on pay The chart below shows the relative spend on pay compared with dividends paid to Unilever shareholders and underlying earnings. Underlying earnings represent the underlying profit attributable to Unilever shareholders and provides a good reference point to compare spend on pay. The chart below shows the percentage of movement in underlying earnings, dividends and total staff costs versus the previous year. (a) In calculating underlying profit attributable to shareholders, net profit attributable to shareholders is adjusted to eliminate the post-tax impact of non-underlying items in operating profit and any other significant unusual terms within net profit but not operating profit (see note 7 on page 171 for details). (b) Includes share buyback of €1,509m in 2022 and €3,018m in 2021. CEO single figure ten-year history The table below shows the ten-year history of the CEO single figure of total remuneration: 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 CEO single figure of total remuneration (€‘000) 7,740 9,561 10,296 8,370 11,661 11,726 4,894 3,447 4,890 5,395 Annual bonus award rates against maximum opportunity 78% 66% 92% 92% 100% 51% 55% 32% 54% 89% GSIP performance shares vesting rates against maximum opportunity 64% 61% 49% 35% 74% 66% 60% n/a n/a n/a MCIP matching shares vesting rates against maximum opportunity n/a 81% 65% 47% 99% 88% n/a 42% 44% 35% Ten-year historical Total Shareholder Return (TSR) performance The graph below includes growth in the value of a hypothetical £100 investment over ten years’ FTSE 100 comparison based on 30-trading-day average values. The table below shows Unilever’s performance against the FTSE 100 Index, which is the most relevant index in the UK where we have our principal listing. Unilever is a constituent of this index. Directors' Remuneration Report 130 Unilever Annual Report on Form 20-F 2022 | Governance

Ten-year historical TSR performance Serving as a Non-Executive Director on the board of another company Unilever recognises the benefit to the individual and the Group of senior executives acting as directors of other companies in terms of broadening Directors’ knowledge and experience, but the number of outside directorships of listed companies is generally limited to one per Executive Director. The remuneration and fees earned from that particular outside listed directorship may be retained (see ‘Independence and Conflicts’ on page 88 for further details). For the reason above, Graeme Pitkethly is permitted to be a Non-Executive Director of Pearson plc since 1 May 2019. In 2022, he received an annual fee of €115,404 (£98,208) (2021: €108,077 (£93,000)) (of which 25% of his basic fee was delivered in Pearson shares in accordance with Pearson’s remuneration policy) based on an average exchange rate over 2022 of €1 = £0.8510. Figures for 2021 have been translated in euros based on an average exchange rate over 2021 of €1 = £0.8605. Shareholder voting Unilever remains committed to ongoing shareholder dialogue and takes an active interest in voting outcomes. In the event of a substantial vote against a resolution in relation to Directors’ remuneration, Unilever would seek to understand the reasons for any such vote and would set out in the following Annual Report and Accounts any actions in response to it. The following table sets out actual voting in respect of this and the previous report: Voting outcome For Against Withheld 2021 Directors' Remuneration Report (2022 AGM) (excluding the Directors' Remuneration Policy) 92.52% 7.48% 4,585,321 2021 Directors' Remuneration Policy (2021 AGM) 93.51% 6.49% 8,161,369 The DRR has been approved by the Board, and signed on its behalf by Maria Varsellona, Chief Legal Officer and Group Secretary. Directors' Remuneration Report Unilever Annual Report on Form 20-F 2022 | Governance 131

Financial statements 134 Statement of Directors’ responsibilities 135 Report of Independent Registered Public Accounting Firm 150 Consolidated Financial Statements Unilever Group 154 Notes to the Consolidated Financial Statements Unilever Group 214 Group Companies 225 Shareholder information: financial calendar 226 Additional Information for US Listings Purposes

Annual accounts The Directors are responsible for preparing the Annual Report and Accounts in accordance with applicable law and regulations. The Directors are also required by the UK Companies Act 2006 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Unilever Group and PLC as at the end of the financial year and of the profit or loss and cash flows for that year. The Directors consider that, in preparing the accounts, the Group and PLC have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all international financial reporting standards (IFRS) as issued by the International Accounting Standards Board (IASB), and UK-adopted international accounting standards, which they consider to be applicable have been followed. The Directors are responsible for preparing the Annual Report and Accounts including the consolidated financial statements in the European single electronic format in accordance with the requirements as set out in Commission Delegated Regulation (EU) 2019/815 with regard to regulatory technical standards on the specification of a single electronic reporting format. The Directors have responsibility for ensuring that PLC keep accounting records which disclose with reasonable accuracy their financial position and which enable the Directors to ensure that the accounts comply with all relevant legislation. They also have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group, and to prevent and detect fraud and other irregularities. This statement, which should be read in conjunction with the Independent Auditor's Report, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the accounts. A copy of the financial statements of the Unilever Group is placed on our website at www.unilever.com/investorrelations. The maintenance and integrity of the website are the responsibility of the Directors, and the work carried out by the auditors does not involve consideration of these matters. Accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially placed on the website. Legislation in the UK and the Netherlands governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. Independent auditors and disclosure of information to auditors UK law sets out additional responsibilities for the Directors of PLC regarding disclosure of information to auditors. To the best of each of the Directors’ knowledge and belief, and having made appropriate enquiries, all information relevant to enabling the auditors to provide their opinions on PLC’s consolidated and parent company accounts has been provided. Each of the Directors has taken all reasonable steps to ensure their awareness of any relevant audit information and to establish that Unilever PLC’s auditors are aware of any such information. Directors’ responsibility statement Each of the Directors confirms that, to the best of his or her knowledge: ■ The Unilever Annual Report on Form 20-F 2022, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy; ■ The financial statements which have been prepared in accordance with international financial reporting standards (IFRS) as issued by the International Accounting Standards Board (IASB), and UK- adopted international accounting standards give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and ■ The Strategic Report includes a fair review of the development and performance of the business and the position of PLC and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face. The Directors and their roles are listed on pages 80 to 81. Going concern The activities of the Group, together with the factors likely to affect its future development, performance, the financial position of the Group, its cash flows, liquidity position and borrowing facilities are described on pages 1 to 59. In addition, we describe in notes 15 to 18 on pages 181 to 196 the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities, and its exposures to credit and liquidity risk. Although not assessed over the same period as going concern, the viability of the Group has been assessed on page 76. The Group has considerable financial resources together with established business relationships with many customers and suppliers in countries throughout the world. As a consequence, the Directors believe that the Group is well placed to manage its business risks successfully for at least 12 months from the date of approval of the financial statements. After making enquiries, the Directors consider it appropriate to adopt the going concern basis of accounting in preparing this Annual Report and Accounts. Internal and disclosure controls and procedures Please refer to pages 68 to 75 for a discussion of Unilever’s principal risk factors and to pages 67 to 76 for commentary on the Group’s approach to risk management and control. Statement of Directors' responsibilities 134 Unilever Annual Report on Form 20-F 2022 | Financial Statements

To the Shareholders and Board of Directors Unilever PLC: Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting We have audited the accompanying consolidated balance sheet of Unilever PLC and subsidiaries (the Company) as of 31 December 2022 and 2021, the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, and consolidated cash flow statement for each of the years in the three-year period ended 31 December 2022, and the related notes (collectively, the Consolidated Financial Statements). We also have audited the Company’s internal control over financial reporting as of 31 December 2022, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of the Company as of 31 December 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended 31 December 2022, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 December 2022, based on criteria established in Internal Control -Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company acquired Nutraceutical Wellness, Inc. (Nutrafol) on 7 July 2022, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of 31 December 2022, Nutrafol’s internal control over financial reporting associated with 1.6% of total assets and 0.3% of total turnover included in the Consolidated Financial Statements of the Company as of and for the year ended 31 December 2022. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Nutrafol. Basis for Opinions The Company’s management is responsible for these Consolidated Financial Statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s Consolidated Financial Statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Consolidated Financial Statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the Consolidated Financial Statements included performing procedures to assess the risks of material misstatement of the Consolidated Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Consolidated Financial Statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Consolidated Financial Statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions. Definition and Limitations of Internal Control Over Financial Reporting A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Critical Audit Matter The critical audit matter communicated below is a matter arising from the current period audit of the Consolidated Financial Statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the Consolidated Financial Statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the Consolidated Financial Statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates. Indirect tax contingent liabilities in Brazil As discussed in note 20 to the Consolidated Financial Statements, there are contingent liabilities reported for indirect taxes relating to disputes with the Brazilian authorities related to a 2001 corporate reorganisation. The total amount of the tax assessments in respect of this matter is €3,292 million as of 31 December 2022. We identified the assessment of indirect tax contingent liabilities in Brazil related to a 2001 corporate reorganisation as a critical audit matter. In Brazil, there is a high degree of complexity involved in the local indirect tax regimes (both state and federal) and jurisprudence, related to certain corporate reorganisations. Due to these complexities, there is a high degree of judgement applied by the Group with respect to the uncertainty of the outcome of this matter. Complex auditor’s judgement and specialised skills were also required in assessing the outcome of investigations by the authorities, if a liability exists and in making an estimate of any economic outflows. Report of Independent Registered Public Accounting Firm Unilever Annual Report on Form 20-F 2022 | Financial Statements 135

The following are the primary procedures we performed to address this critical audit matter: ■ We evaluated the design and tested the operating effectiveness of certain internal controls related to the indirect tax process including controls around the assessment of the outcome of investigations if a liability exists and the quantification of the potential economic outflow. ■ We involved local indirect tax professionals with specialised skills and knowledge who assisted in: ■ assessing the appropriateness of the classification as contingent liabilities compared to the nature of the exposures, applicable regulations, and related correspondence with the tax authorities; and ■ assessing the impact of historical and recent judgements passed by the court authorities in considering any legal precedent or case law by inquiring of the Group’s external lawyers and inspection of relevant information, on the likelihood of an outflow of economic resources. ■ We inspected legal opinions from third party lawyers and obtained formal confirmations from the Group’s external lawyers and, where relevant, compared to the underlying exposure. /s/ KPMG LLP We have served as the Company’s auditor since 2014. London, United Kingdom 1 March 2023 136 Unilever Annual Report on Form 20-F 2022 | Financial Statements

THIS PAGE INTENTIONALLY LEFT BLANK Unilever Annual Report on Form 20-F 2022 | Financial Statements 137

THIS PAGE INTENTIONALLY LEFT BLANK 138 Unilever Annual Report on Form 20-F 2022 | Financial Statements

THIS PAGE INTENTIONALLY LEFT BLANK Unilever Annual Report on Form 20-F 2022 | Financial Statements 139

THIS PAGE INTENTIONALLY LEFT BLANK 140 Unilever Annual Report on Form 20-F 2022 | Financial Statements

THIS PAGE INTENTIONALLY LEFT BLANK Unilever Annual Report on Form 20-F 2022 | Financial Statements 141

THIS PAGE INTENTIONALLY LEFT BLANK 142 Unilever Annual Report on Form 20-F 2022 | Financial Statements

THIS PAGE INTENTIONALLY LEFT BLANK Unilever Annual Report on Form 20-F 2022 | Financial Statements 143

THIS PAGE INTENTIONALLY LEFT BLANK 144 Unilever Annual Report on Form 20-F 2022 | Financial Statements

THIS PAGE INTENTIONALLY LEFT BLANK Unilever Annual Report on Form 20-F 2022 | Financial Statements 145

THIS PAGE INTENTIONALLY LEFT BLANK 146 Unilever Annual Report on Form 20-F 2022 | Financial Statements

THIS PAGE INTENTIONALLY LEFT BLANK Unilever Annual Report on Form 20-F 2022 | Financial Statements 147

THIS PAGE INTENTIONALLY LEFT BLANK 148 Unilever Annual Report on Form 20-F 2022 | Financial Statements

THIS PAGE INTENTIONALLY LEFT BLANK Unilever Annual Report on Form 20-F 2022 | Financial Statements 149

Consolidated income statement
for the year ended 31 December

		€ million	€ million	€ million
	Notes	2022	2021	2020
Turnover	2	60,073	52,444	50,724
Operating profit	2	10,755	8,702	8,303
Which includes gain on disposal of ekaterra	21	2,303	–	–
Net finance costs	5	(493)	(354)	(505)
Pensions and similar obligations		44	(10)	(9)
Finance income		281	147	232
Finance costs		(818)	(491)	(728)
Net monetary gain/(loss) arising from hyperinflationary economies	1,3	(157)	(74)	20
Share of net profit/(loss) of joint ventures and associates	11	208	191	175
Other income/(loss) from non-current investments and associates		24	91	3
Profit before taxation		10,337	8,556	7,996
Taxation	6A	(2,068)	(1,935)	(1,923)
Net profit		8,269	6,621	6,073
Attributable to:
Non-controlling interests		627	572	492
Shareholders’ equity		7,642	6,049	5,581
Combined earnings per share	7
Basic earnings per share (€)		3.00	2.33	2.13
Diluted earnings per share (€)		2.99	2.32	2.12

Consolidated statement of comprehensive income
for the year ended 31 December

		€ million	€ million	€ million
	Notes	2022	2021	2020
Net profit		8,269	6,621	6,073
Other comprehensive income	6C
Items that will not be reclassified to profit or loss, net of tax:
Gains/(losses) on equity instruments measured at fair value through other comprehensive income		36	166	78
Remeasurement of defined benefit pension plans	15B	(473)	1,734	215
Items that may be reclassified subsequently to profit or loss, net of tax:
Gains/(losses) on cash flow hedges		(91)	279	60
Currency retranslation gains/(losses)	15B	614	1,177	(2,590)
Total comprehensive income		8,355	9,977	3,836
Attributable to:
Non-controlling interests		507	749	286
Shareholders’ equity		7,848	9,228	3,550
Note references in the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated balance sheet and consolidated cash flow statement relate to notes on pages 154 to 205 which form an integral part of the consolidated financial statements.

150	Unilever Annual Report on Form 20-F 2022 | Financial Statements

Consolidated Financial Statements Unilever Group
Consolidated statement of changes in equity
for the year ended 31 December

€ million Consolidated statement of changes in equity	Called up share capital	Share premium account	Unification reserve	Other reserves	Retained profit	Total	Non-controlling interests	Total equity
31 December 2019	420	134	–	(5,574)	18,212	13,192	694	13,886
Profit or loss for the period	–	–	–	–	5,581	5,581	492	6,073
Other comprehensive income, net of tax:
Equity instruments gains/(losses)	–	–	–	68	–	68	10	78
Cash flow hedges gains/(losses)	–	–	–	62	–	62	(2)	60
Remeasurements of defined benefit pension plans	–	–	–	–	217	217	(2)	215
Currency retranslation gains/(losses)	–	–	–	(2,356)	(22)	(2,378)	(212)	(2,590)
Total comprehensive income	–	–	–	(2,226)	5,776	3,550	286	3,836
Dividends on ordinary capital	–	–	–	–	(4,300)	(4,300)	–	(4,300)
Issue of PLC ordinary shares as part of Unification(a)	51	–	–	–	(51)	–	–	–
Cancellation of NV ordinary shares as part of Unification(a)	(233)	(20)	–	–	253	–	–	–
Other effects of Unification(b)	(146)	73,364	(73,364)	132	14	–	–	–
Movements in treasury shares(c)	–	–	–	220	(158)	62	–	62
Share-based payment credit(d)	–	–	–	–	108	108	–	108
Dividends paid to non-controlling interests	–	–	–	–	–	–	(559)	(559)
Currency retranslation gains/(losses) net of tax	–	(6)	–	–	–	(6)	–	(6)
Hedging gain/(loss) transferred to non-financial assets	–	–	–	10	–	10	2	12
Net gain arising from Horlicks acquisition(e)	–	–	–	–	2,930	2,930	1,918	4,848
Other movements in equity(f)	–	–	–	(44)	(236)	(280)	48	(232)
31 December 2020	92	73,472	(73,364)	(7,482)	22,548	15,266	2,389	17,655
Profit or loss for the period	–	–	–	–	6,049	6,049	572	6,621
Other comprehensive income, net of tax:
Equity instruments gains/(losses)	–	–	–	147	–	147	19	166
Cash flow hedges gains/(losses)	–	–	–	276	–	276	3	279
Remeasurements of defined benefit pension plans	–	–	–	–	1,728	1,728	6	1,734
Currency retranslation gains/(losses)	–	–	–	1,025	3	1,028	149	1,177
Total comprehensive income	–	–	–	1,448	7,780	9,228	749	9,977
Dividends on ordinary capital	–	–	–	–	(4,458)	(4,458)	–	(4,458)
Share capital reduction(g)	–	(20,626)	–	–	20,626	–	–	–
Repurchase of shares(h)	–	–	–	(3,018)	–	(3,018)	–	(3,018)
Movements in treasury shares(c)	–	–	–	95	(143)	(48)	–	(48)
Share-based payment credit(d)	–	–	–	–	161	161	–	161
Dividends paid to non-controlling interests	–	–	–	–	–	–	(503)	(503)
Hedging gain/(loss) transferred to non-financial assets	–	–	–	(171)	–	(171)	(3)	(174)
Other movements in equity(f)	–	(2)	–	(82)	231	147	7	154
31 December 2021	92	52,844	(73,364)	(9,210)	46,745	17,107	2,639	19,746
Hyperinflation restatement to 1 January 2022 (see note 1)	–	–	–	–	154	154	–	154
Adjusted opening balance	92	52,844	(73,364)	(9,210)	46,899	17,261	2,639	19,900
Profit or loss for the period	–	–	–	–	7,642	7,642	627	8,269
Other comprehensive income, net of tax:
Equity instruments gains/(losses)	–	–	–	45	–	45	(9)	36
Cash flow hedges gains/(losses)	–	–	–	(92)	–	(92)	1	(91)
Remeasurements of defined benefit pension plans	–	–	–	–	(474)	(474)	1	(473)
Currency retranslation gains/(losses)(i)	–	–	–	240	487	727	(113)	614
Total comprehensive income	–	–	–	193	7,655	7,848	507	8,355
Dividends on ordinary capital	–	–	–	–	(4,356)	(4,356)	–	(4,356)
Repurchase of shares(h)	–	–	–	(1,509)	–	(1,509)	–	(1,509)
Movements in treasury shares(c)	–	–	–	106	(137)	(31)	–	(31)
Share-based payment credit(d)	–	–	–	–	177	177	–	177
Dividends paid to non-controlling interests	–	–	–	–	–	–	(572)	(572)
Hedging gain/(loss) transferred to non-financial assets	–	–	–	(126)	–	(126)	(1)	(127)
Other movements in equity(j)	–	–	–	(258)	15	(243)	107	(136)
31 December 2022	92	52,844	(73,364)	(10,804)	50,253	19,021	2,680	21,701
(a)As part of Unification (see note 1 for further details), the shareholders of NV were issued new PLC ordinary shares, and all NV shares in issue were cancelled. The net impact is recognised in retained profit.
(b)Includes the reduction of PLC’s share capital following the cessation of the Equalisation Agreement. Prior to Unification, a conversion rate of £1 = €5.143 was used in accordance with the Equalisation Agreement to translate PLC’s share capital. Following Unification, PLC’s share capital has been translated using the exchange rate at the date of Unification. To reflect the legal share capital of the PLC company, an increase to share premium of €73,364 million and a debit unification reserve for the same amount have been recorded as there is no change in the net assets of the Group. This debit is not a loss as a matter of law.
(c)Includes purchases and sales of treasury shares, and transfer from treasury shares to retained profit of share-settled schemes arising from prior years and differences between purchase and grant price of share options.
(d)The share-based payment credit relates to the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.
(e)Consideration for the Main Horlicks Acquisition included the issuance of shares in a group subsidiary, Hindustan Unilever Limited, which resulted in a net gain being recognised within equity. See note 8 for further details.
(f)2021 includes a hyperinflation adjustment of €280 million and €82 million related to the Welly acquisition. 2020 includes €163 million paid for purchase of the non-controlling interest in Unilever Malaysia.
(g)Share premium has been adjusted to reflect the legal share capital of the PLC company, which reduced by £18,400 million following court approval on 15 June 2021.
(h)Repurchase of shares reflects the cost of acquiring ordinary shares as part of the share buyback programme announced on 29 April 2021 and 10 February 2022.
(i)Includes a hyperinflation adjustment of €514 million in relation to Argentina and Turkey.
(j)Includes the following items related to the acquisition of Nutrafol: €(269) million non-controlling interest purchase option in other reserves and €99 million non-controlling interest recognised on acquisition.

Unilever Annual Report on Form 20-F 2022 | Financial Statements	151

Consolidated Financial Statements Unilever Group
Consolidated balance sheet
for the year ended 31 December

		€ million	€ million
	Notes	2022	2021
Assets
Non-current assets
Goodwill	9	21,609	20,330
Intangible assets	9	18,880	18,261
Property, plant and equipment	10	10,770	10,347
Pension asset for funded schemes in surplus	4B	4,260	5,119
Deferred tax assets	6B	1,049	1,465
Financial assets	17A	1,154	1,198
Other non-current assets	11	942	974
		58,664	57,694
Current assets
Inventories	12	5,931	4,683
Trade and other current receivables	13	7,056	5,422
Current tax assets		381	324
Cash and cash equivalents	17A	4,326	3,415
Other financial assets	17A	1,435	1,156
Assets held for sale	22	28	2,401
		19,157	17,401
Total assets		77,821	75,095
Liabilities
Current liabilities
Financial liabilities	15C	5,775	7,252
Trade payables and other current liabilities	14	18,023	14,861
Current tax liabilities		877	1,365
Provisions	19	748	480
Liabilities held for sale	22	4	820
		25,427	24,778
Non-current liabilities
Financial liabilities	15C	23,713	22,881
Non-current tax liabilities		94	148
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	4B	613	831
Unfunded schemes	4B	1,078	1,295
Provisions	19	550	611
Deferred tax liabilities	6B	4,375	4,530
Other non-current liabilities	14	270	275
		30,693	30,571
Total liabilities		56,120	55,349

Equity
Shareholders’ equity		19,021	17,107
Non-controlling interests		2,680	2,639
Total equity		21,701	19,746
Total liabilities and equity		77,821	75,095
Note references in the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated balance sheet and consolidated cash flow statement relate to notes on pages 154 to 205, which form an integral part of the consolidated financial statements.
These financial statements have been approved by the Directors.

The Board of Directors
1 March 2023

152	Unilever Annual Report on Form 20-F 2022 | Financial Statements

Consolidated Financial Statements Unilever Group
Consolidated cash flow statement
for the year ended 31 December

		€ million	€ million	€ million
	Notes	2022	2021	2020
Net profit		8,269	6,621	6,073
Taxation		2,068	1,935	1,923
Share of net profit of joint ventures/associates and other income/(loss) from non-current investments		(232)	(282)	(178)
Net monetary (gain)/loss arising from hyperinflationary economies		157	74	(20)
Net finance costs	5	493	354	505
Operating profit		10,755	8,702	8,303
Depreciation, amortisation and impairment		1,946	1,763	2,018
Changes in working capital:		(422)	(47)	680
Inventories		(1,398)	(458)	(587)
Trade and other receivables		(1,852)	(307)	1,125
Trade payables and other liabilities		2,828	718	142
Pensions and similar obligations less payments		(119)	(183)	(182)
Provisions less payments		203	(61)	(53)
Elimination of (profits)/losses on disposals		(2,335)	23	60
Non-cash charge for share-based compensation		177	161	108
Other adjustments		(116)	(53)	(1)
Cash flow from operating activities		10,089	10,305	10,933
Income tax paid		(2,807)	(2,333)	(1,875)
Net cash flow from operating activities		7,282	7,972	9,058
Interest received		287	148	169
Purchase of intangible assets		(253)	(232)	(158)
Purchase of property, plant and equipment		(1,456)	(1,108)	(863)
Disposal of property, plant and equipment		82	101	89
Acquisition of businesses and investments in joint ventures and associates		(979)	(2,131)	(1,426)
Disposal of businesses, joint ventures and associates		4,622	43	39
Acquisition of other non-current investments		(170)	(142)	(128)
Disposal of other non-current investments		266	137	51
Dividends from joint ventures, associates and other non-current investments		185	185	188
(Purchase)/sale of financial assets		(131)	(247)	558
Net cash flow (used in)/from investing activities		2,453	(3,246)	(1,481)
Dividends paid on ordinary share capital		(4,329)	(4,483)	(4,279)
Interest paid		(744)	(488)	(624)
Net change in short-term borrowings		(545)	656	722
Additional financial liabilities		7,776	4,748	3,117
Repayment of financial liabilities		(8,440)	(3,550)	(3,577)
Capital element of lease rental payments		(518)	(464)	(443)
Repurchase of shares	24	(1,509)	(3,018)	–
Other financing activities		(581)	(500)	(720)
Net cash flow (used in)/from financing activities		(8,890)	(7,099)	(5,804)
Net increase/(decrease) in cash and cash equivalents		845	(2,373)	1,773
Cash and cash equivalents at the beginning of the year		3,387	5,475	4,116
Effect of foreign exchange rate changes		(7)	285	(414)
Cash and cash equivalents at the end of the year	17A	4,225	3,387	5,475
(a)Other financing activities include cash paid for the purchase of non-controlling interests and dividends paid to minority interests.
The cash flows of pension funds (other than contributions and other direct payments made by the Group in respect of pensions and similar obligations) are not included in the Group cash flow statement.

Unilever Annual Report on Form 20-F 2022 | Financial Statements	153

Notes to the Consolidated Financial Statements Unilever Group
1. Accounting information and policies
Basis of consolidation
Group companies included in the consolidated financial statements for 2022 are PLC and all subsidiary undertakings, which are those entities controlled by PLC. Control exists when the Group has the power to direct the activities of an entity so as to affect the return on investment.
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
Going concern
These financial statements have been prepared on a going concern basis. The Group has considerable financial resources together with established business relationships with many customers and suppliers in countries throughout the world. The Directors also consider the Group's overall financial position, exposure to principal risks and future business forecasts. We describe in notes 15 to 18 on pages 181 to 196 the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities and its exposures to credit and liquidity risk. As a consequence, the Group is well placed to manage its business risks successfully for at least twelve months from the date of approval of the financial statements.
Accounting policies
The accounting policies adopted are the same as those which were applied for the previous financial year except as set out below under the heading ‘Recent accounting developments’.
Accounting policies are included in the relevant notes to the consolidated financial statements. These are presented as text highlighted in grey on pages 153 to 205. The accounting policies below are applied throughout the financial statements.
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
The ordinary share capital of PLC is translated to euro using the historical rate at the date the shares were issued (see note 15B on page 182).
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
Compass Organisation
On 1 July 2022, Unilever implemented a new, more category-focused operating model organised around five Business Groups. The company replaced its previous matrix structure with distinct Business Groups: Beauty & Wellbeing, Personal Care, Home Care, Nutrition, Ice Cream. Each Business Group is fully responsible and accountable for its strategy, growth, and profit delivery globally.
From 1 July 2022 the Group's segmental information is based on the five Business Groups as this reflects how its performance will be monitored and managed going forward. We have presented the full year and comparative segmental information on this basis (note 2).
The Group has also revised its cash generating units (CGUs) to align with the new Compass Organisation. In 2021, the Group had eleven cash generating units based on the three Divisions by geography, Health & Wellbeing and ekaterra. From 1 July 2022, the Group's CGUs are based on the Compass Organisation structure of Business Units and Global Business Units. For the purpose of impairment testing, goodwill is allocated to groups of CGUs (GCGUs) which are based on the Business Groups. Goodwill and indefinite-life intangible assets which were previously allocated to the eleven CGUs for the purpose of impairment testing have been reallocated to the GCGUs and CGUs respectively (note 9) using a relative value approach.
Hyperinflationary economies
The Argentinian economy was designated as hyperinflationary from 1 July 2018 and the Turkish economy was designated as hyperinflationary from 1 July 2022. As a result, application of IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ has been applied to all Unilever entities whose functional currency is the Argentinian Peso or the Turkish Lira. The application of IAS 29 includes:
■adjustment of historical cost non-monetary assets and liabilities for the change in purchasing power caused by inflation from the date of initial recognition to the balance sheet date;
■adjustment of the income statement for inflation during the reporting period;
■translation of income statement at the period-end foreign exchange rate instead of an average rate; and
■adjustment of the income statement to reflect the impact of inflation and exchange rate movement on holding monetary assets and liabilities in local currency.

154	Unilever Annual Report on Form 20-F 2022 | Financial Statements

Notes to the Consolidated Financial Statements Unilever Group
The main effects on the Group consolidated financial statements for 2022 are:

€ million	Argentina	Turkey	Total
Total assets increase / (reduction)	167	225	392
Opening retained profit increase / (reduction) (a)	–	154	154
Turnover increase / (reduction)	(2)	36	34
Operating profit increase / (reduction)	(33)	(6)	(39)
Net monetary gain / (loss)	(184)	27	(157)
(a) The opening retained increase of €154 million reflects the impact of adjusting the historical cost of non-monetary assets and liabilities from the date of their initial recognition to 1 January 2022 for the effect of inflation.

Climate change
In preparing these consolidated financial statements we have considered the impact of both physical and transition climate change risks as well as our plans to mitigate against those risks on the current valuation of our assets and liabilities. We do not believe that there is a material impact on the financial reporting judgements and estimates arising from our considerations and as a result the valuations of our assets or liabilities have not been significantly impacted by these risks as at 31 December 2022.
In coming to this conclusion we have reviewed each balance sheet line item and identified those line items that have the potential to be significantly impacted by climate-related risks and our plans to mitigate against these risks. Those line items that have the potential to be significantly impacted have then been reviewed in detail to confirm:
■that the growth rates and projected cash flows, used in assessing whether our goodwill and indefinite-life intangibles are impaired, are consistent with our climate-related risk assumptions and the actions we are taking to mitigate against those risks and
■that the useful lives of our property, plant and equipment are appropriate given the potential physical and obsolescence risks associated with climate change and the actions we are taking to mitigate against those risks.
In addition it should be noted that climate-related risks could affect the financial position of our defined benefit pension plan assets. The Trustees operate diversified investment strategies and are continuously assessing investment risks. The Trustees consider climate risk as one of the key investment risks and are continually evolving their investments to lower the overall climate risk.
We have assessed and quantified certain climate-related risks on the basis of various scenarios for the years 2030, 2039 and 2050. The scenario assumptions are not based on our view of the most likely assumptions and also do not include any assumptions on the impact of actions that we would undertake to mitigate against these climate-related risks, thus the quantifications do not represent any type of financial forecast and thus are not directly incorporated into any projections of long-term cash flows.
On the basis of these reviews we have not identified any significant impact from climate-related risks on the Group’s going concern assessment nor the viability of the Group over the next three years.
For many years Unilever has placed sustainability at the centre of its strategy and has been working on becoming a more sustainable business. This has included implementing hundreds of actions to help mitigate and adapt against climate-related risks. The costs and benefits of such actions are embedded into the cost structures of the business and are not separately identifiable. None of these actions have significantly impacted the value of the Group's assets or their useful lives and whilst there is still much to do, our aim is to continue to reduce our exposure to climate-related risks without impacting the value of the Group’s assets. However we recognise that the climate emergency is deepening and government policies are likely to evolve as a result of commitments to limit global warning to 1.5°C and thus we will continue to carefully monitor potential implications on the valuations of our assets and liabilities that could arise in future years.

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
The following estimates are those that management believe have the most significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year:
■Measurement of defined benefit obligations – the valuations of the Group’s defined benefit pension plan obligations are dependent on a number of assumptions. These include discount rates, inflation, and life expectancy of scheme members. Details of these assumptions and sensitivities are in note 4B.
■Impairment risk in Russia – In 2022 the Russian business contributed 1.4% of the Group's turnover and 2% of the Group's net profit, and as at 31 December 2022 had approximately €900 million of assets. While the potential impacts of the war remain uncertain, there is a risk that the operations in Russia are unable to continue, leading to a loss of turnover, profit and a write-down of assets.
The following judgements are those that management believe have the most significant effect on the amounts recognised in the Group’s financial statements:
■Separate presentation of non-underlying items – certain items of income or expense are presented separately as non-underlying items. Management use judgement in assessing which items are non-underlying in line with the Group's policies. These items are excluded in several of our performance measures, including underlying operating profit and underlying earnings per share due to their nature and/or frequency of occurrence. See note 3 for further details. In prior years, we disclosed all non-underlying items on the face of the income statement. We have reviewed this treatment and will now only disclose individually material items.
■Utilisation of tax losses and recognition of other deferred tax assets – the Group operates in many countries and is subject to taxes in numerous jurisdictions. Management uses judgement to assess the recoverability of tax assets such as whether there will be sufficient future taxable profits to utilise losses – see note 6B.
■Likelihood of occurrence of provisions and contingent liabilities – events can occur where there is uncertainty over future obligations. Judgement is required to determine if an outflow of economic resources is probable, or possible but not probable. Where it is probable, a liability is recognised and further judgement is used to determine the level of the provision. Where it is possible but not probable, further judgement is used to determine if the likelihood is remote, in which case no disclosures are provided; if the likelihood is not remote then judgement is used to determine the contingent liability disclosed. Unilever does not have provisions and contingent liabilities for the same matters. External advice is obtained for any material cases. See notes 6A, 19 and 20.
■Recognition of pension surplus – where there is an accounting surplus on a defined benefit plan, management uses judgement to determine whether the Group can realise the surplus through refunds, reductions in future combinations or a combination of both.
Accounting developments adopted by the Group
All standards or amendments to standards that have been issued by the IASB and were effective by 1 January 2022 were not applicable or material to Unilever. IFRS 17 ‘Insurance Contracts’ has been released but is not yet adopted by the Group. The standard is effective from the year ended 31 December 2023 and introduces a new model for accounting for insurance contracts. We have reviewed existing arrangements and concluded that IFRS 17 is not expected to be material for Unilever. All other new standards or amendments that are not yet effective that have been issued by the IASB are not applicable or material to Unilever.

Unilever Annual Report on Form 20-F 2022 | Financial Statements	155

Notes to the Consolidated Financial Statements Unilever Group
2. Segment information

Segmental reporting
In 2022, the Group announced changes to its organisation structure. The changes were fully implemented from 1 July 2022, and as a result the Group reassessed its operating segments from that date.
The Group has concluded that its operating and reportable segments are the five Business Groups of Beauty & Wellbeing, Personal Care, Home Care, Nutrition and Ice Cream. Previously, segment reporting was done on the basis of three Divisions: Beauty & Personal Care, Home Care and Foods & Refreshment. The comparative information has been reclassified to reflect the new reporting segments.

Beauty & Wellbeing	■primarily sales of hair care (shampoo, conditioner, styling), skin care (face, hand and body moisturisers) and includes Prestige Beauty and Health & Wellbeing.
Personal Care	■primarily sales of skin cleansing (soap, shower), deodorant and oral care (toothpaste, toothbrush, mouthwash) products.
Home Care	■primarily sales of fabric care (washing powders and liquids, rinse conditioners) and a wide range of cleaning products.
Nutrition	■primarily sales of scratch cooking aids (soups, bouillons, seasonings), dressings (mayonnaise, ketchup) and tea products.
Ice Cream	■primarily ice cream products.
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
Our customers have the contractual right to return goods only when authorised by Unilever. At 31 December 2022, an estimate has been made of goods that will be returned and a liability has been recognised for this amount. An asset has also been recorded for the corresponding inventory that is estimated to return to Unilever using a best estimate based on accumulated experience.
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

Our segments are comprised of similar product categories. 8 categories (2021: 10; 2020: 10) individually accounted for 5% or more of our revenue in one or more of the last three years. The following table shows the relevant contribution of these categories to Group revenue for the periods shown:

Category	Segment	2022	2021	2020
Fabric	Home Care	15%	14%	14%
Ice Cream	Ice Cream	13%	13%	13%
Hair Care	Beauty & Wellbeing	11%	11%	11%
Scratch Cooking Aids	Nutrition	10%	10%	10%
Skin Cleansing	Personal Care	10%	11%	12%
Deodorant	Personal Care	8%	7%	8%
Skin Care	Beauty & Wellbeing	7%	7%	7%
Dressings	Nutrition	6%	6%	6%
Home & Hygiene	Home Care	4%	5%	5%
Tea*	Nutrition	3%	5%	6%
Other		13%	11%	8%
* Tea includes ekaterra as well as the retained tea business.

156	Unilever Annual Report on Form 20-F 2022 | Financial Statements

Notes to the Consolidated Financial Statements Unilever Group
2. Segment information continued
The Group operating segment information is provided based on five product areas: Beauty & Wellbeing, Personal Care, Home Care, Nutrition and Ice Cream.

		€ million	€ million	€ million	€ million	€ million	€ million
	Notes	Beauty & Wellbeing	Personal Care	Home Care	Nutrition	Ice Cream	Total
2022
Turnover		12,250	13,636	12,401	13,898	7,888	60,073
Operating profit		2,154	2,264	1,064	4,497	776	10,755
Non-underlying items	3	138	415	280	(2,048)	143	(1,072)
Underlying operating profit		2,292	2,679	1,344	2,449	919	9,683
Share of net profit/(loss) of joint ventures and associates		1	3	4	196	4	208
Significant non-cash charges:
Within underlying operating profit:
Depreciation and amortisation		282	350	327	349	417	1,725
Share-based compensation and other non-cash charges(a)		43	55	36	51	33	218
Within non-underlying items:
Impairment and other non-cash charges(b)		49	259	152	87	60	607
2021
Turnover		10,138	11,763	10,572	13,104	6,867	52,444
Operating profit		2,135	2,336	1,294	2,104	833	8,702
Non-underlying items	3	102	169	123	421	119	934
Underlying operating profit		2,237	2,505	1,417	2,525	952	9,636
Share of net profit/(loss) of joint ventures and associates		4	6	7	170	4	191
Significant non-cash charges:
Within underlying operating profit:
Depreciation and amortisation		256	368	304	413	405	1,746
Share-based compensation and other non-cash charges(a)		46	56	44	69	34	249
Within non-underlying items:
Impairment and other non-cash charges(b)		1	12	12	17	16	58
2020
Turnover		9,082	12,042	10,460	12,486	6,654	50,724
Operating profit		1,743	2,568	1,243	2,033	716	8,303
Non-underlying items	3	109	171	276	332	176	1,064
Underlying operating profit		1,852	2,739	1,519	2,365	892	9,367
Share of net profit/(loss) of joint ventures and associates		3	4	5	161	2	175
Significant non-cash charges:
Within underlying operating profit:
Depreciation and amortisation		308	405	369	485	451	2,018
Share-based compensation and other non-cash charges(a)		32	45	41	52	33	203
Within non-underlying items:
Impairment and other non-cash charges(b)		18	20	35	37	40	150
(a)Other non-cash charges within underlying operating profit include movements in provisions from underlying activities, excluding movements arising from non- underlying activities.
(b)Other non-cash charges within non-underlying items includes movements in restructuring provisions and movements in certain legal provisions.

Unilever Annual Report on Form 20-F 2022 | Financial Statements	157

Notes to the Consolidated Financial Statements Unilever Group
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
Turnover and non-current assets for the country of domicile, the United States and India (being the two largest countries outside the home country) and for all other countries are:

	€ million	€ million	€ million	€ million	€ million
	United Kingdom	United States	India	Others	Total
2022
Turnover	2,498	12,122	6,872	38,581	60,073
Non-current assets(a)	3,621	18,109	6,500	23,971	52,201
2021
Turnover	2,443	9,864	5,618	34,519	52,444
Non-current assets(a)	3,858	16,692	6,755	22,607	49,912
2020
Turnover	2,391	9,363	4,993	33,977	50,724
Non-current assets(a)	3,587	12,946	6,264	23,633	46,430
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
The three geographical areas remain unchanged but AAR has been renamed to APA (Asia Pacific Africa) which better reflects the size of the underlying businesses. Profit information by geography will no longer be published.

	€ million	€ million	€ million
	2022	2021	2020
Asia Pacific Africa	27,504	24,264	23,440
The Americas	20,905	16,844	16,080
Europe	11,664	11,336	11,204
Total	60,073	52,444	50,724
(a)Americas sales in North America were €13,000 million (2021: €10,627 million; 2020: €10,117 million) and in Latin America were €7,905 million (2021: €6,217 million; 2020: €5,963 million).
The Group's turnover classified by markets is:

	€ million	€ million	€ million
	2022	2021	2020
Emerging markets	35,324	30,407	29,281
Developed markets	24,749	22,037	21,443
Transactions between the Unilever Group’s geographical regions are immaterial and are carried out on at arm’s length basis.

158	Unilever Annual Report on Form 20-F 2022 | Financial Statements

Notes to the Consolidated Financial Statements Unilever Group
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

	€ million	€ million	€ million
	2022	2021	2020
Turnover	60,073	52,444	50,724
Cost of sales	(35,906)	(30,259)	(28,684)
of which:
Distribution costs	(3,787)	(3,313)	(3,104)
Production costs	(3,995)	(3,678)	(3,696)
Raw and packaging materials and goods purchased for resale	(26,360)	(21,799)	(20,400)
Other	(1,764)	(1,469)	(1,484)
Gross profit	24,167	22,185	22,040
Selling and administrative expenses	(14,484)	(12,549)	(12,673)
of which:
Brand and marketing investment	(7,821)	(6,873)	(7,091)
Overheads	(6,663)	(5,676)	(5,582)
of which: Research and development(a)	(908)	(847)	(800)
Non-underlying items within operating profit before tax	1,072	(934)	(1,064)
Operating profit	10,755	8,702	8,303
(a)From 2022, research and development costs include patent costs of €28 million. The prior year comparators have not been restated. Patent costs in 2021 and 2020 were €27 million in each year.
Exchange losses within operating costs in 2022 are €(225) million (2021: nil; 2020: €45 million).

Unilever Annual Report on Form 20-F 2022 | Financial Statements	159

Notes to the Consolidated Financial Statements Unilever Group
3. Operating costs and non-underlying items continued
Non-underlying items

	€ million	€ million	€ million
	2022	2021	2020
Non-underlying items within operating profit before tax	1,072	(934)	(1,064)
Acquisition and disposal-related costs(a)	(50)	(332)	(69)
Gain on disposal of group companies(b)	2,335	36	8
Restructuring costs(c)	(777)	(632)	(916)
Impairments(d)	(221)	(17)	–
Other(e)	(215)	11	(87)
Tax on non-underlying items within operating profit	273	219	272
Non-underlying items within operating profit after tax	1,345	(715)	(792)
Non-underlying items not in operating profit but within net profit before tax	(164)	(64)	(36)
Interest related to the UK tax audit of intangible income and centralised services	(7)	10	(56)
Net monetary gain/(loss) arising from hyperinflationary economies	(157)	(74)	20
Tax impact of non-underlying items not in operating profit but within net profit	(121)	(41)	(146)
Tax related to the separation of the Tea business	(35)	–	–
Taxes related to the reorganisation of our European business	–	31	(58)
Taxes related to share buyback as part of Unification	–	–	(30)
Taxes related to the UK tax audit of intangible income and centralised services	(5)	(29)	(53)
Hyperinflation adjustment for Argentina and Turkey deferred tax	(81)	(43)	(5)
Non-underlying items not in operating profit but within net profit after tax	(285)	(105)	(182)
Non-underlying items after tax(f)	1,060	(820)	(974)
Attributable to:
Non-controlling interest	(14)	(30)	(23)
Shareholders' equity	1,074	(790)	(951)
(a)2022 includes a charge of €42 million (2021: €196 million) relating to the disposal of the Tea business and other acquisition and disposal activities.
(b)2022 includes a gain of €2,303 million related to the disposal of the Tea business (2021: nil). 2021 gain relates to several small disposals of brands in Nutrition. The 2020 gain relates to the disposal of a laundry bar business in Latin America.
(c)Restructuring costs are comprised of organisational change programmes and various technology and supply chain optimisation projects. This includes costs linked to the implementation of the Compass Organisation for which costs are spread across 2022 and 2023. Management have used judgement to determine this is in line with our policy.
(d)2022 includes an impairment charge of €192 million relating to Dollar Shave Club (2021: nil) and write-downs of leased land and building assets.
(e)2022 includes €89 million relating to a product recall and market withdrawal by The Laundress, €82 million relating to legal provisions for ongoing competition investigations and €42 million of asset write-downs relating to our businesses in Russia and Ukraine. 2020 includes a charge of €87 million for litigation matters in relation to investigations by national competition authorities including those in Turkey and France.
(f)Non-underlying items after tax is calculated as non-underlying items within operating profit after tax plus non-underlying items not in operating profit but within net profit after tax.

160	Unilever Annual Report on Form 20-F 2022 | Financial Statements

Notes to the Consolidated Financial Statements Unilever Group
4. Employees
4A. Staff and management costs

	€ million	€ million	€ million
Staff costs	2022	2021	2020
Wages and salaries	(5,857)	(5,062)	(5,051)
Social security costs	(587)	(529)	(519)
Other pension costs	(396)	(401)	(419)
Share-based compensation costs	(177)	(161)	(108)
	(7,017)	(6,153)	(6,097)

	‘000	‘000	‘000
Average number of employees during the year (a)	2022	2021	2020
Asia Pacific Africa	73	84	83
The Americas	38	37	38
Europe	27	28	29
	138	149	150
(a) Reduction in number of employees is primarily driven by disposal of ekaterra in 2022.

	€ million	€ million	€ million
Key management compensation	2022	2021	2020
Salaries and short-term employee benefits	(41)	(29)	(28)
Share-based benefits(a)	(15)	(10)	(5)
	(56)	(39)	(33)
Of which: Executive Directors	(12)	(8)	(6)
Other(b)	(44)	(31)	(27)

Non-Executive Directors’ fees	(2)	(2)	(2)
	(58)	(41)	(35)
(a)Share-based benefits are expenses recognised for the period. Share-based benefits compensation on a vesting basis is €12 million (2021: €6 million; 2020: €10 million).
(b)Other includes all members of the Unilever Leadership Executive, other than Executive Directors.
Key management are defined as the members of Unilever Leadership Executive (ULE) and the Non-Executive Directors. Due to Compass Organisation changes in 2022, compensation for ULE members are pro-rated based on time actively spent in a ULE role.

Unilever Annual Report on Form 20-F 2022 | Financial Statements	161

Notes to the Consolidated Financial Statements Unilever Group
4B. Pensions and similar obligations

For defined benefit plans, operating and finance costs are recognised separately in the income statement. The amount charged to operating cost in the income statement is the cost of accruing pension benefits promised to employees over the year, plus the costs of individual events such as past service benefit changes, settlements and curtailments (such events are recognised immediately in the income statement). The amount charged or credited to finance costs is a net interest expense calculated by applying the liability discount rate to the surplus or deficit. Any differences between the expected interest on assets and the return actually achieved, and any changes in the liabilities over the year due to changes in assumptions or experience within the plans, are recognised immediately in the statement of comprehensive income.
The defined benefit plan surplus or deficit on the balance sheet comprises the total for each plan of the fair value of plan assets less the present value of the defined benefit liabilities (using a discount rate based on high-quality corporate bonds, or a suitable alternative where there is no active corporate bond market).
All defined benefit plans are subject to regular actuarial review using the projected unit method by external consultants. The Group policy is that the most material plans, representing approximately 82% of the defined benefit liabilities, are formally valued every year. Other material plans, accounting for a further 12% of the liabilities, have their liabilities updated each year. Group policy for the remaining plans requires a full actuarial valuation at least every 3 years. Asset values for all plans are updated every year.
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
Investment strategy
The Group’s investment strategy in respect of its funded plans is implemented within the framework of the various statutory requirements of the territories where the plans are based. The Group has developed policy guidelines for the allocation of assets to different classes with the objective of controlling risk and maintaining the right balance between risk and long-term returns in order to limit the cost to the Group of the benefits provided. To achieve this, investments are diversified, such that the failure of any single investment should not have a material impact on the overall level of assets. The plans expose the Group to a number of actuarial risks such as investment risk, interest rate risk, longevity risk and, in certain countries, inflation risk. There are no unusual entity or plan-specific risks to the Group. The plans invest a reducing proportion of assets in equities and, for risk control, an increasing proportion in liability matching assets (bonds). There are also investments in property and other alternative assets; additionally, the Group uses derivatives to further mitigate the impact of the risks outlined above. However, the portfolio leverage is relatively low. The majority of assets are managed by a number of external fund managers with a small proportion managed in-house. Unilever has a pooled investment vehicle (Univest) which it believes offers its pension plans around the world a simplified externally managed investment vehicle to implement their strategic asset allocation models, currently for bonds, equities and alternative assets. The aim is to provide high-quality, well diversified, cost-effective, risk-controlled vehicles. The pension plans’ investments are overseen by Unilever’s internal investment company, the Univest Company.
Assumptions
With the objective of presenting the assets and liabilities of the pensions and other post-employment benefit plans at their fair value on the balance sheet, assumptions under IAS 19 are set by reference to market conditions at the valuation date. The actuarial assumptions used to calculate the benefit liabilities vary according to the country in which the plan is situated. The following table shows the assumptions, weighted by liabilities, used to value the principal defined benefit plans (representing approximately 94% of total pension liabilities and other post-employment benefit liabilities).

	31 December 2022		31 December 2021
	Defined benefit pension plans	Other post- employment benefit plans	Defined benefit pension plans	Other post- employment benefit plans
Discount rate	4.6%	5.9%	1.8%	3.6%
Inflation	2.8%	n/a	2.6%	n/a
Rate of increase in salaries	3.3%	3.0%	3.2%	3.0%
Rate of increase for pensions in payment (where provided)	2.4%	n/a	2.5%	n/a
Rate of increase for pensions in deferment (where provided)	2.6%	n/a	2.7%	n/a
Long-term medical cost inflation	n/a	5.1%	n/a	5.1%
The valuations of other post-employment benefit plans generally assume a higher initial level of medical cost inflation, which falls from 6% to the long-term rate after 4 years. Assumed healthcare cost trend rates have a significant effect on the amounts reported for healthcare plans.

162	Unilever Annual Report on Form 20-F 2022 | Financial Statements

Notes to the Consolidated Financial Statements Unilever Group
4B. Pensions and similar obligations continued
For the UK and Netherlands pension plans, representing approximately 65% of all defined benefit pension liabilities, the assumptions used at 31 December 2022 and 2021 were:

	United Kingdom		Netherlands
	2022	2021	2022	2021
Discount rate	5.0%	1.9%	3.7%	1.1%
Inflation	3.1%	3.2%	2.2%	1.9%
Rate of increase in salaries	3.6%	3.7%	2.7%	2.4%
Rate of increase for pensions in payment (where provided)	2.9%	3.1%	2.2%	1.9%
Rate of increase for pensions in deferment (where provided)	2.9%	3.1%	2.2%	1.9%
Number of years a current pensioner is expected to live beyond age 65:
Men	21.8	21.8	21.8	21.6
Women	23.6	23.6	24.0	23.7
Number of years a future pensioner currently aged 45 is expected to live beyond age 65:
Men	22.9	22.8	23.8	23.5
Women	24.8	24.8	26.0	25.5
Demographic assumptions, such as mortality rates, are set having regard to the latest trends in life expectancy (including expectations of future improvements), plan experience and other relevant data. These assumptions are reviewed and updated as necessary as part of the periodic actuarial valuation of the pension plans. The years of life expectancy for 2022 above have been translated from the following tables:
UK: Standard life expectancy tables Series S3, adjusted to reflect the experience of our plan members analysed as part of the 2019 actuarial valuation. Future improvements in longevity have been allowed for in line with the core CMI 2018 Mortality Projections Model with a 1% p.a. long-term improvement rate.
Netherlands: The Dutch Actuarial Society’s AG Prognosetafel 2022 table is used with correction factors (2020) to allow for the typically longer life expectancy for fund members relative to the general population. This table has an in-built allowance for future improvements in longevity.
The impact from changes to the assumptions of the remaining defined benefit plans are considered immaterial. Their assumptions vary due to a number of factors including the currency and long-term economic conditions of the countries where they are situated.
Income statement
The charge to the income statement comprises:

		€ million	€ million	€ million
	Notes	2022	2021	2020
Charged to operating profit:
Defined benefit pension and other benefit plans:
Gross service cost		(186)	(228)	(223)
Employee contributions		12	13	17
Special termination benefits		(11)	(15)	(37)
Past service cost including (losses)/gains on curtailments		–	18	20
Settlements		1	1	7
Defined contribution plans		(212)	(190)	(203)
Total operating cost	4A	(396)	(401)	(419)
Finance income/(cost)(a)	5	44	(10)	(9)
Net impact on the income statement (before tax)		(352)	(411)	(428)
(a)This includes the impact of interest on asset ceiling.

Statement of comprehensive income
Amounts recognised in the statement of comprehensive income on the remeasurement of the surplus/(deficit).

	€ million	€ million	€ million
	2022	2021	2020
Return on plan assets excluding amounts included in net finance income/(cost)	(6,483)	1,958	1,494
Change in asset ceiling excluding amounts included in finance cost	(184)	(17)	2
Actuarial gains/(losses) arising from changes in demographic assumptions	(24)	(4)	246
Actuarial gains/(losses) arising from changes in financial assumptions	6,914	342	(1,414)
Experience gains/(losses) arising on pension plan and other benefit plan liabilities	(760)	126	(78)
Total of defined benefit costs recognised in other comprehensive income	(537)	2,405	250

Unilever Annual Report on Form 20-F 2022 | Financial Statements	163

Notes to the Consolidated Financial Statements Unilever Group
4B. Pensions and similar obligations continued
Balance sheet
The assets, liabilities and surplus/(deficit) position of the pension and other post-employment benefit plans at the balance sheet date were:

	€ million 2022		€ million 2021
	Pension plans	Other post- employment benefit plans	Pension plans	Other post- employment benefit plans
Fair value of assets	19,361	6	26,686	7
Present value of liabilities	(16,199)	(365)	(23,219)	(431)
Computed surplus/(deficit)	3,162	(359)	3,467	(424)
Irrecoverable surplus(a)	(234)	–	(50)	–
Surplus/(deficit)	2,928	(359)	3,417	(424)
Of which in respect of:
Funded plans in surplus:
Liabilities	(12,030)	–	(18,071)	–
Assets	16,524	–	23,240	–
Aggregate surplus	4,494	–	5,169	–
Irrecoverable surplus(a)	(234)	–	(50)	–
Surplus/(deficit)	4,260	–	5,119	–
Funded plans in deficit:
Liabilities	(3,417)	(39)	(4,245)	(39)
Assets	2,837	6	3,446	7
Surplus/(deficit)	(580)	(33)	(799)	(32)
Unfunded plans:
Pension liability	(752)	(326)	(903)	(392)
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
Movements in assets during the year:

			Rest of	€ million			Rest of	€ million
	UK	Netherlands	world	2022 Total	UK	Netherlands	world	2021 Total
1 January	14,332	6,099	6,212	26,643	12,499	5,587	5,920	24,006
Employee contributions	1	–	11	12	–	–	13	13
Settlements	–	–	–	–	–	–	–	–
Actual return on plan assets (excluding amounts in net finance income/charge)	(4,870)	(668)	(945)	(6,483)	1,092	560	306	1,958
Change in asset ceiling excluding amounts included in interest expenses	–	–	(184)	(184)	–	–	(17)	(17)
Interest income(a)	264	66	166	496	181	39	124	344
Employer contributions	66	8	229	303	100	72	222	394
Benefit payments	(511)	(161)	(512)	(1,184)	(501)	(159)	(475)	(1,135)
Other	–	(1)	(1)	(2)	–	–	(47)	(47)
Currency retranslation	(578)	–	110	(468)	961	–	166	1,127
31 December	8,704	5,343	5,086	19,133	14,332	6,099	6,212	26,643
(a)This includes the impact of interest on asset ceiling.

164	Unilever Annual Report on Form 20-F 2022 | Financial Statements

Notes to the Consolidated Financial Statements Unilever Group
4B. Pensions and similar obligations continued
Movements in liabilities during the year:

			Rest of	€ million			Rest of	€ million
	UK	Netherlands	world	2022 Total	UK	Netherlands	world	2021 Total
1 January	(11,453)	(4,937)	(7,260)	(23,650)	(11,148)	(5,060)	(7,511)	(23,719)
Gross service cost	(86)	(4)	(96)	(186)	(127)	(4)	(97)	(228)
Special termination benefits	–	–	(11)	(11)	–	–	(15)	(15)
Past service costs including losses/(gains) on curtailments	–	–	–	–	(1)	–	19	18
Settlements	–	–	1	1	–	–	1	1
Interest cost	(210)	(54)	(188)	(452)	(161)	(35)	(158)	(354)
Actuarial gain/(loss) arising from changes in demographic assumptions	1	(50)	25	(24)	(2)	(6)	4	(4)
Actuarial gain/(loss) arising from changes in financial assumptions	4,196	1,527	1,191	6,914	225	(23)	140	342
Actuarial gain/(loss) arising from experience adjustments	(276)	(377)	(107)	(760)	95	32	(1)	126
Benefit payments	511	161	512	1,184	501	159	475	1,135
Other	–	–	15	15	–	–	48	48
Currency retranslation	479	–	(74)	405	(835)	–	(165)	(1,000)
31 December	(6,838)	(3,734)	(5,992)	(16,564)	(11,453)	(4,937)	(7,260)	(23,650)
Movements in (deficit)/surplus during the year:

			Rest of	€ million			Rest of	€ million
	UK	Netherlands	world	2022 Total	UK	Netherlands	world	2021 Total
1 January	2,879	1,162	(1,048)	2,993	1,351	527	(1,591)	287
Gross service cost	(86)	(4)	(96)	(186)	(127)	(4)	(97)	(228)
Employee contributions	1	–	11	12	–	–	13	13
Special termination benefits	–	–	(11)	(11)	–	–	(15)	(15)
Past service costs including losses/(gains) on curtailments	–	–	–	–	(1)	–	19	18
Settlements	–	–	1	1	–	–	1	1
Actual return on plan assets (excluding amounts in net finance income/charge)	(4,870)	(668)	(945)	(6,483)	1,092	560	306	1,958
Change in asset ceiling excluding amounts included in interest expenses	–	–	(184)	(184)	–	–	(17)	(17)
Interest cost	(210)	(54)	(188)	(452)	(161)	(35)	(158)	(354)
Interest income(a)	264	66	166	496	181	39	124	344
Actuarial gain/(loss) arising from changes in demographic assumptions	1	(50)	25	(24)	(2)	(6)	4	(4)
Actuarial gain/(loss) arising from changes in financial assumptions	4,196	1,527	1,191	6,914	225	(23)	140	342
Actuarial gain/(loss) arising from experience adjustments	(276)	(377)	(107)	(760)	95	32	(1)	126
Employer contributions	66	8	229	303	100	72	222	394
Benefit payments	–	–	–	–	–	–	–	–
Other	–	(1)	14	13	–	–	1	1
Currency retranslation	(99)	–	36	(63)	126	–	1	127
31 December	1,866	1,609	(906)	2,569	2,879	1,162	(1,048)	2,993
(a)This includes the impact of interest on asset ceiling.
The actual return on plan assets during 2022 was €(5,987) million, being €(6,483) million of asset returns and €496 million of interest income shown in the tables above (2021: €2,302 million).
The experience has been more in absolute terms than seen in previous few years as the impact of high in year inflation feeds into benefit costs and liabilities.
Movements in irrecoverable surplus during the year:

			Rest of	€ million			Rest of	€ million
	UK	Netherlands	world	2022 Total	UK	Netherlands	world	2021 Total
1 January	–	–	(50)	(50)	–	–	(26)	(26)
Interest income	–	–	2	2	–	–	(2)	(2)
Change in irrecoverable surplus in excess of interest	–	–	(184)	(184)	–	–	(17)	(17)
Currency retranslations	–	–	(2)	(2)	–	–	(5)	(5)
31 December	–	–	(234)	(234)	–	–	(50)	(50)

Unilever Annual Report on Form 20-F 2022 | Financial Statements	165

Notes to the Consolidated Financial Statements Unilever Group
4B. Pensions and similar obligations continued
The duration of the principal defined benefit plan liabilities (representing 94% of total pension liabilities and other post-employment benefit liabilities) and the split of liabilities between different categories of plan participants are:

			Rest of				Rest of
	UK	Netherlands	world(a)	2022 Total	UK	Netherlands	world(a)	2021 Total
Duration (years)	13	15	11	4 to 18	18	18	12	7 to 21
Active members	8%	8%	19%	11%	12%	12%	20%	14%
Deferred members	31%	38%	14%	28%	36%	43%	17%	33%
Retired members	61%	54%	67%	61%	52%	45%	63%	53%
(a)Rest of world numbers shown are weighted averages by liabilities.

Plan assets
The group of plans within ‘Rest of world’ category in the tables below are not materially different with respect to their risks that would require disaggregated disclosure.

	€ million				€ million
	31 December 2022				31 December 2021
	UK	Netherlands	Rest of world	2022 Total	UK	Netherlands	Rest of world	2021 Total
Total Assets	8,704	5,343	5,314	19,361	14,332	6,099	6,255	26,686
Assets
Equities Total	284	983	1,363	2,630	1,714	1,676	1,835	5,225
– Europe	61	165	440	666	352	271	569	1,192
– North America	160	604	594	1,358	1,030	1,001	829	2,860
– Other	63	214	329	606	332	404	437	1,173
Fixed Income Total	5,757	3,269	2,696	11,722	8,875	3,353	3,176	15,404
– Government bonds	3,795	1,297	1,215	6,307	6,243	1,179	1,396	8,818
– Investment grade corporate bonds	871	530	905	2,306	1,160	537	1,109	2,806
– Other Fixed Income	1,091	1,442	576	3,109	1,472	1,637	671	3,780
Private Equity	500	90	40	630	424	77	17	518
Property and Real Estate	930	422	387	1,739	1,021	517	356	1,894
Hedge Funds	225	–	76	301	381	–	75	456
Other	1,341	325	317	1,983	1,823	322	359	2,504
Other Plans	–	–	417	417	–	–	421	421
Derivatives	(333)	254	18	(61)	94	154	16	264
The fair values of the above equity and fixed income instruments are determined based on quoted market prices in active markets. The fair value of private equity, properties, derivatives and hedge funds are not based on quoted market prices in active markets. The Group uses derivatives and other instruments to hedge some of its exposure to inflation and interest rate risk – the degree of this hedging of liabilities was over 100% for both interest rate and inflation for the UK plan and approximately 60% for interest rate and approximately 20% for inflation for the Netherlands plan at year end. Foreign currency exposures, in part, are also hedged by the use of forward foreign exchange contracts. Assets included in the Other category are cash and insurance contracts which are also unquoted assets.
Equity securities include Unilever securities amounting to €1 million (0.003% of total plan assets) and €1 million (0.002% of total plan assets) at 31 December 2022 and 2021 respectively. Property includes property occupied by Unilever amounting to €77 million and €74 million at 31 December 2022 and 2021 respectively.
The pension assets above exclude the assets in a Special Benefits Trust amounting to €39 million (2021: €38 million) to fund pension and similar obligations in the US (see also note 17A on page 194).
Sensitivities
The sensitivity of the overall pension liabilities to changes in the weighted key assumptions are:

		Change in liabilities
	Change in assumption	UK	Netherlands	Total
Discount rate	Increase by 0.5%	-6%	-7%	-6%
Inflation rate	Increase by 0.5%	4%	7%	5%
Life expectancy	Increase by 1 year	4%	4%	4%
Long-term medical cost inflation(a)	Increase by 1.0%	n/a	n/a	3%
(a)Long-term medical cost inflation only relates to post-retirement medical plans and its impact on these liabilities.
A decrease in each assumption would have a comparable and opposite impact on liabilities.

166	Unilever Annual Report on Form 20-F 2022 | Financial Statements

Notes to the Consolidated Financial Statements Unilever Group
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
Cash flow
Group cash flow in respect of pensions and similar post-employment benefits comprises company contributions paid to funded plans and benefits paid by the company in respect of unfunded plans. The table below sets out these amounts:

	€ million	€ million	€ million	€ million
	2023 Estimate	2022	2021	2020
Company contributions to funded plans:
Defined Benefit	180	176	286	266
Defined Contribution	225	212	190	203
Benefits paid by the Company in respect of unfunded plans:
Defined Benefit	130	127	108	132
Group cash flow in respect of pensions and similar benefits	535	515	584	601
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
As at 31 December 2022, the Group had share-based compensation plans in the form of performance shares and other share awards.
The numbers in this note include those for Executive Directors and key management shown in note 4A on page 161. Non-Executive Directors do not participate in any of the share-based compensation plans.
The charge in each of the last three years is shown below, and relates to equity-settled plans:

	€ million	€ million	€ million
Income statement charge	2022	2021	2020
Performance share plans	(168)	(150)	(98)
Other plans	(9)	(11)	(10)
	(177)	(161)	(108)
Performance share plans
Performance share awards are made in respect of the Performance Share Plan (PSP). Awards for the Global Share Incentive Plan (GSIP) were last made in February 2018 and vested in February 2021. Awards for MCIP were last made in 2020 and will vest in 2024. No further MCIP or GSIP awards will be made. The awards of each plan will vest between 0% and 200% of grant level, subject to the level of satisfaction of performance measures (limits for Executive Directors may vary).
The MCIP allowed Unilever’s managers to invest up to 100% of their annual bonus (a minimum of 33% and maximum of 67% for Executive Directors) in shares in Unilever, and to receive a corresponding award of performance-related shares. From 2021, under the PSP, Unilever’s managers receive annual awards of PLC shares. The performance measures for MCIP and PSP are underlying sales growth, underlying EPS growth, underlying return on invested capital and sustainability progress index for the Group. MCIP awards made will vest after 4 years, while PSP awards vest after 3 years.
A summary of the status of the Performance Share Plans as at 31 December 2022, 2021 and 2020 and changes during the years ended on these dates is presented below:

	2022	2021	2020
	Number of shares	Number of shares	Number of shares
Outstanding at 1 January	14,318,564	11,371,436	11,137,801
Awarded	10,032,321	7,667,929	4,395,633
Vested	(3,101,598)	(3,425,232)	(3,240,738)
Forfeited	(3,325,397)	(1,295,569)	(921,260)
Outstanding at 31 December	17,923,890	14,318,564	11,371,436

	2022	2021	2020
Share award value information
Fair value per share award during the year	€41.56	€47.64	€43.91

Additional information
At 31 December 2022, shares in PLC totalling 18,842,270 (2021: 15,370,746) were outstanding in respect of share-based compensation plans of PLC and its subsidiaries, including North American plans.
At 31 December 2022, the employee share ownership trust held 2,727,097 (2021: 4,453,244) PLC shares and PLC and its subsidiaries held 327,303 (2021: 847,914) PLC shares which are held as treasury shares.

Unilever Annual Report on Form 20-F 2022 | Financial Statements	167

Notes to the Consolidated Financial Statements Unilever Group
4C. Share-based compensation plans continued
The book value of €282 million (2021: €388 million) of the shares held by the trust and by Unilever PLC and its subsidiaries in respect of share-based compensation plans is eliminated on consolidation by deduction from other reserves. Their market value at 31 December 2022 was €144 million (2021: €250 million).
Shares held to satisfy awards are accounted for in accordance with IAS 32 ‘Financial Instruments: Presentation’. All differences between the purchase price of the shares held to satisfy awards granted and the proceeds received for the shares, whether on exercise or lapse, are charged to reserves.
Between 31 December 2022 and 21 February 2023 (the latest practicable date for inclusion in this report), nil shares were granted, 1,862,484 shares vested and 777,139 shares were forfeited related to the Performance Share Plans.

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
Borrowing costs are recognised based on the effective interest method.

		€ million	€ million	€ million
Net finance costs	Notes	2022	2021	2020
Finance costs		(811)	(501)	(672)
Bank loans and overdrafts		(44)	(34)	(32)
Interest on bonds and other loans(a)		(666)	(402)	(533)
Interest on lease liabilities		(72)	(72)	(82)
Net gain/(loss) on transactions for which hedge accounting is not applied(b)		(29)	7	(25)
On foreign exchange derivatives		123	(68)	275
Exchange difference on underlying items		(152)	75	(300)

Finance income		281	147	232
Pensions and similar obligations	4B	44	(10)	(9)

Net finance costs before non-underlying items(c)		(486)	(364)	(449)
Interest related to the UK tax audit of intangible income and centralised services	3	(7)	10	(56)
		(493)	(354)	(505)
(a)Interest on bonds and other loans includes the impact of interest rate derivatives that are part of hedge accounting relationships and the related recycling of results from the hedge accounting reserve. Includes an amount of €(20) million (2021: €(19) million) relating to unwinding of discount on deferred consideration for acquisitions.
(b)For further details of derivatives for which hedge accounting is not applied, please refer to note 16C.
(c)See note 3 for explanation of non-underlying items.

168	Unilever Annual Report on Form 20-F 2022 | Financial Statements

Notes to the Consolidated Financial Statements Unilever Group
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
Unilever is subject to taxation in the many countries in which it operates. The tax legislation of these countries differs, is often complex and is subject to interpretation by management and the government authorities. These matters of judgement give rise to the need to create provisions for tax payments that may arise in future years with respect to transactions already undertaken. Provisions are made against individual exposures and take into account the specific circumstances of each case, including the strength of technical arguments, recent case law decisions or rulings on similar issues and relevant external advice. The provision is estimated based on one of two methods, the expected value method (the sum of the probability-weighted amounts in a range of possible outcomes) or the single most likely amount method, depending on which is expected to better predict the resolution of the uncertainty.

	€ million	€ million	€ million
Tax charge in income statement	2022	2021	2020
Current tax
Current year	(2,206)	(2,399)	(2,128)
Over/(under) provided in prior years	(61)	245	(154)
	(2,267)	(2,154)	(2,282)
Deferred tax
Origination and reversal of temporary differences	153	189	344
Changes in tax rates	28	15	(19)
Recognition of previously unrecognised losses brought forward	18	15	34
	199	219	359
	(2,068)	(1,935)	(1,923)
The reconciliation between the computed weighted average rate of income tax expense, which is generally applicable to Unilever companies, and the actual rate of taxation charged is as follows:

Reconciliation of effective tax rate	% 2022	% 2021	% 2020
Computed rate of tax(a)	25	24	23
Differences between computed rate of tax and effective tax rate due to:
Incentive tax credits	(2)	(2)	(2)
Withholding tax on dividends	2	2	2
Expenses not deductible for tax purposes	1	1	1
Irrecoverable withholding tax	1	1	1
Income tax reserve adjustments – current and prior year	–	(1)	(1)
Transfer to/(from) unrecognised deferred tax assets	(1)	–	–
Others	(2)	(2)	(1)
Underlying effective tax rate	24	23	23
Non-underlying items within operating profit(b)	1	–	–
Taxes related to the UK tax audit of intangible income and centralised services(b)	–	–	1
Taxes related to the reorganisation of our European business(b)	–	(1)	1
Impact of ekaterra disposal(b)	(6)	–	–
Hyperinflation adjustment for Argentina and Turkey deferred tax(b)	1	1	–
Effective tax rate	20	23	25
(a)The computed tax rate used is the average of the standard rate of tax applicable in the countries in which Unilever operates, weighted by the amount of underlying profit before taxation generated in each of those countries. For this reason, the rate may vary from year to year according to the mix of profit and related tax rates.
(b)See note 3 for explanation of non-underlying items.
Our tax rate is reduced by incentive tax credits, the benefit from preferential tax regimes that have been legislated by the countries and provinces concerned in order to promote economic development and investment. The tax rate is increased by business expenses which are not deductible for tax, such as entertainment costs and some interest expense and by irrecoverable withholding taxes on dividends paid by subsidiary companies and on other cross-border payments such as royalties and service fees, which cannot be offset against other taxes due. Uncertain tax provisions including the related interest and penalties amounted to €905 million (2021: €858 million). This includes €374 million (2021: €282 million) related to the Horlicks intangible amortisation in India on which no interest is relevant as the cash tax has been paid. The effective tax rate has been significantly reduced by the impact of the Tea business disposal which benefited from the participation exemption in the Netherlands.
The Group's future tax charge and effective tax rate could be affected by several factors, including changes in tax laws and their interpretation, the implementation of the OECD Pillars 1 and 2, EU and US tax changes, as well as the impact of acquisitions, disposals and restructuring of our business.

Unilever Annual Report on Form 20-F 2022 | Financial Statements	169

Notes to the Consolidated Financial Statements Unilever Group
6B. Deferred tax

Deferred tax is recognised using the liability method on taxable temporary differences between the tax base and the accounting base of items included in the balance sheet of the Group. Certain temporary differences are not provided for as follows:
■goodwill not deductible for tax purposes;
■the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and
■differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future.
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

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Movements in 2022 and 2021	As at 1 January 2022	Income statement	Other	As at 31 December 2022	As at 1 January 2021	Income Statement	Other	As at 31 December 2021
Pensions and similar obligations	(654)	(44)	85	(613)	80	(73)	(661)	(654)
Provisions and accruals	726	12	3	741	698	(11)	39	726
Goodwill and intangible assets	(3,448)	135	(535)	(3,848)	(2,734)	249	(963)	(3,448)
Accelerated tax depreciation	(600)	(60)	(40)	(700)	(641)	33	8	(600)
Tax losses	172	100	(41)	231	190	(2)	(16)	172
Fair value gains	(60)	(11)	29	(42)	(52)	19	(27)	(60)
Fair value losses	2	6	28	36	45	1	(44)	2
Share-based payments	166	18	10	194	146	7	13	166
Lease liability	295	(55)	(3)	237	294	(16)	17	295
Right of use asset	(244)	42	1	(201)	(244)	21	(21)	(244)
Other(a)	580	56	3	639	526	(9)	63	580
	(3,065)	199	(460)	(3,326)	(1,692)	219	(1,592)	(3,065)
(a)The deferred tax-other includes the recognition of an asset of €311 million (2021: €345 million) relating to the impact of the expected outcome of the Mutual Agreement Procedure which Unilever applied for following the conclusion of the UK tax audit for the tax years 2011-2018.
At the balance sheet date, the Group had unused tax losses of €1,352 million (2021: €4,649 million) and tax credits amounting to €893 million (2021: €785 million) available for offset against future taxable profits. Of the reduction in unused tax losses €3,356 million relates to liquidation of the entity concerned. Deferred tax assets have not been recognised in respect of unused tax losses of €668 million (2021: €4,247 million) and tax credits of €448 million (2021: €418 million), as it is not probable that there will be future taxable profits within the entities against which the losses and credits can be utilised. Of these losses, €196 million (2021: €254 million) have expiry dates, being corporate income tax losses in the US, Korea and China which expire between now and 2038.
Where deferred tax assets have been recognised in respect of losses, the evidence considered includes the reason for the loss, potential planning strategies to utilise the loss, including where permitted merger with other profitable entities and the availability of future taxable profits against which the losses can be utilised. Profit forecasts used are consistent with those used in other areas of the business.
Deferred tax assets have not been recognised in respect of other deductible temporary differences of €269 million (2021: €1,651 million) as it is not expected they will be utilised. Of these differences, €199 million (2021: €1,583 million) relates to limitation on the deduction of interest expenses. There is no expiry date for these differences. Of the reduction, €1,387 million relates to liquidation of the entity concerned.
At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was €2,420 million (2021: €2,247 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences, and it is probable that such differences will not reverse in the foreseeable future.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

	€ million	€ million	€ million	€ million	€ million	€ million
Deferred tax assets and liabilities	Assets 2022	Assets 2021	Liabilities 2022	Liabilities 2021	Total 2022	Total 2021
Pensions and similar obligations	195	322	(808)	(976)	(613)	(654)
Provisions and accruals	489	426	252	300	741	726
Goodwill and intangible assets	105	453	(3,953)	(3,901)	(3,848)	(3,448)
Accelerated tax depreciation	(93)	(66)	(607)	(534)	(700)	(600)
Tax losses	188	148	43	24	231	172
Fair value gains	1	(15)	(43)	(45)	(42)	(60)
Fair value losses	–	5	36	(3)	36	2
Share-based payments	51	38	143	128	194	166
Lease liability	102	142	135	153	237	295
Right of use asset	(92)	(119)	(109)	(125)	(201)	(244)
Other	103	131	536	449	639	580
	1,049	1,465	(4,375)	(4,530)	(3,326)	(3,065)
Of which deferred tax to be recovered/(settled) after more than 12 months	700	1,194	(4,492)	(4,684)	(3,792)	(3,490)

170	Unilever Annual Report on Form 20-F 2022 | Financial Statements

Notes to the Consolidated Financial Statements Unilever Group
6C. Tax on items recognised in equity or other comprehensive income

Income tax is recognised in equity or other comprehensive income for items recognised directly in equity or other comprehensive income.
Tax effects directly recognised in equity or other comprehensive income were as follows:

	€ million	€ million	€ million	€ million	€ million	€ million
Movements in 2022 and 2021	Before tax 2022	Tax (charge)/credit 2022	After tax 2022	Before tax 2021	Tax (charge)/credit 2021	After tax 2021
Gains/(losses) on:
Equity instruments at fair value through other comprehensive income	31	5	36	178	(12)	166
Cash flow hedges	(121)	30	(91)	291	(12)	279
Remeasurement of defined benefit pension plans	(537)	64	(473)	2,405	(671)	1,734
Currency retranslation gains/(losses)	547	67	614	1,237	(60)	1,177
	(80)	166	86	4,111	(755)	3,356

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

Earnings per share for total operations for the 12 months were as follows:

	€	€	€
	2022	2021	2020
Basic earnings per share	3.00	2.33	2.13
Diluted earnings per share	2.99	2.32	2.12
Underlying earnings per share	2.57	2.62	2.48

	Millions of share units
Calculation of average number of share units(a)	2022	2021	2020
Average number of shares: PLC	2,629.2	2,629.2	1,351.1
NV	0.0	0.0	1,278.1
Less: treasury shares held by employee share trusts and companies	(81.0)	(29.3)	(8.9)
Average number of shares – used for basic earnings per share	2,548.2	2,599.9	2,620.3
Add: dilutive effect of share-based compensation plans	11.6	9.7	9.5
Diluted average number of shares – used for diluted and underlying earnings per share	2,559.8	2,609.6	2,629.8
(a)In the calculation of the weighted average number of share units, NV shares were included only for the period they were issued (until 29 November 2020). Following Unification, all NV shares were cancelled and the shareholders of NV were issued PLC ordinary shares on a 1:1 ratio. Accordingly, there was no significant impact on the average number of share units as a result of Unification.

		€ million	€ million	€ million
Calculation of earnings	Notes	2022	2021	2020
Net profit		8,269	6,621	6,073
Non-controlling interests		(627)	(572)	(492)
Net profit attributable to shareholders’ equity – used for basic and diluted earnings per share		7,642	6,049	5,581
Post-tax impact of non-underlying items	3	(1,074)	790	951
Underlying profit attributable to shareholders’ equity – used for underlying earnings per share		6,568	6,839	6,532

Unilever Annual Report on Form 20-F 2022 | Financial Statements	171

Notes to the Consolidated Financial Statements Unilever Group
8. Dividends on ordinary capital

Dividends are recognised on the date that the shareholder’s right to receive payment is established. This is generally the date when the dividend is declared.

	€ million	€ million	€ million
Dividends on ordinary capital during the year	2022	2021	2020
PLC dividends	(4,356)	(4,458)	(1,911)
NV dividends	–	–	(2,389)
	(4,356)	(4,458)	(4,300)
Four quarterly interim dividends were declared and paid during 2022, totalling £1.45 (2021: £1.48) per PLC ordinary share.
A quarterly dividend of €1,086 million (2021: €1,137 million) was declared on 9 February 2023, to be paid in March 2023; £0.38 per PLC ordinary share (2021: £0.36). Total dividends declared in relation to 2022 were £1.48 (2021: £1.46) per PLC ordinary share.

9. Goodwill and intangible assets

Goodwill
Goodwill is initially recognised based on the accounting policy for business combinations (see note 21). Goodwill is subsequently measured at cost less amounts provided for impairment. Goodwill acquired in a business combination is assessed to determine whether new cash generating units (CGUs) are created, and if not, is allocated to the Group’s CGUs, or groups of CGUs (GCGUs) in line with the structure detailed below. These might not always be the same as the CGUs or GCGUs that include the assets and liabilities of the acquired business.

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

Cash generating units
For impairment testing purposes, the Group’s assets are grouped into Cash Generating Units (CGUs) which are the smallest identifiable group of assets that generates largely independent cash inflows. From 1 July 2022, the Group has revised its CGUs to align with the Compass organisation structure of Business Units and Global Business Units.
For the purpose of impairment testing, Goodwill is allocated to groups of CGUs (GCGUs) which are based on the five Business Groups since the synergies acquired through a business combination benefit a Business Group as a whole rather than a specific Business Unit or Global Business Unit. Cash inflows relating to indefinite-life intangible assets are identifiable at Business Unit or Global Business Unit level and are therefore allocated to individual CGUs.

Impairment Review
The impairment test is performed by comparing the carrying value of the CGUs or GCGUs with their recoverable value. The recoverable value is primarily based on value in use but also considers fair value less costs of disposal where relevant. Any impairment is charged to the income statement as it arises.

172	Unilever Annual Report on Form 20-F 2022 | Financial Statements

Notes to the Consolidated Financial Statements Unilever Group
9. Goodwill and intangible assets continued

€ million	Goodwill	Indefinite-life intangible assets	Finite-life intangible assets		Total
Movements during 2022			Software	Other
Cost
1 January 2022	21,489	17,681	3,189	1,114	43,473
Additions through business combinations(a)	585	603	–	–	1,188
Disposal of businesses	(16)	(4)	(3)	–	(23)
Reclassification to held for sale	–	(25)	(4)	–	(29)
Additions	–	–	251	2	253
Disposals and other movements	–	(2)	(24)	(5)	(31)
Hyperinflationary adjustment	116	17	–	–	133
Currency retranslation	592	246	(92)	26	772
31 December 2022	22,766	18,516	3,317	1,137	45,736
Accumulated amortisation and impairment
1 January 2022	(1,159)	(211)	(2,609)	(903)	(4,882)
Amortisation/impairment for the year	–	(146)	(216)	(93)	(455)
Disposals and other movements	1	–	32	5	38
Currency retranslation	1	7	63	(19)	52
31 December 2022	(1,157)	(350)	(2,730)	(1,010)	(5,247)
Net book value 31 December 2022(b)	21,609	18,166	587	127	40,489

€ million	Goodwill	Indefinite-life intangible assets	Finite-life intangible assets		Total
Movements during 2021			Software	Other
Cost
1 January 2021	20,118	15,420	2,819	1,074	39,431
Additions through business combinations	741	1,753	–	1	2,495
Disposal of businesses	(2)	–	–	–	(2)
Reclassification to held for sale(c)	(534)	(362)	(7)	–	(903)
Additions	–	–	229	2	231
Disposals and other movements	(18)	–	(44)	(3)	(65)
Hyperinflationary adjustment	96	7	–	–	103
Currency retranslation	1,088	863	192	40	2,183
31 December 2021	21,489	17,681	3,189	1,114	43,473
Accumulated amortisation and impairment
1 January 2021	(1,176)	(211)	(2,282)	(821)	(4,490)
Amortisation/impairment for the year	–	–	(222)	(52)	(274)
Disposals and other movements	18	1	48	2	69
Currency retranslation	(1)	(1)	(153)	(32)	(187)
31 December 2021	(1,159)	(211)	(2,609)	(903)	(4,882)
Net book value 31 December 2021	20,330	17,470	580	211	38,591
(a)Includes the provisional fair value of goodwill and intangibles for acquisitions made in 2022 as well as subsequent changes in the fair value of goodwill and intangibles for the acquisitions made in 2021 where the initial acquisition accounting was provisional at the end of 2021. See note 21 for further details.
(b)Within indefinite-life intangible assets there are five existing brands that have a significant carrying value: Horlicks €2,759 million (2021: €2,898 million), Knorr €1,839 million (2021: €1,803 million), Paula's Choice €1,764 million (2021: €1,660 million), Carver Korea €1,456 million (2021: €1,452 million) and Hellmann’s €1,261 million (2021: €1,196 million).
(c)Goodwill and intangibles in relation to ekaterra amounting to €899 million were reclassified as held for sale.

Unilever Annual Report on Form 20-F 2022 | Financial Statements	173

Notes to the Consolidated Financial Statements Unilever Group
9. Goodwill and intangible assets continued
Significant CGUs
The goodwill and indefinite-life assets held in the GCGUs and CGUs shown below are considered significant within the total carrying amounts of goodwill and indefinite-life intangible as at 31 December 2022.

2022 GCGUs
€ billion
Goodwill
Beauty & Wellbeing	4.9
Personal Care	4.1
Home Care	0.9
Nutrition	8.3
Ice Cream	3.4
Total GCGUs	21.6

2022 CGUs
€ billion
Indefinite- life intangible assets
Nutrition South Asia	3.3
Nutrition Europe, ANZ & METU	1.4
Nutrition North America	1.0
Prestige	2.8
Beauty & Wellbeing North Asia	1.5
Health & Wellness	1.6
Total Significant CGUs	11.6
Others(a)	6.6
Total CGUs	18.2
 (a) Included within Others are individually insignificant amounts of intangible assets.
Key assumptions
In performing our annual impairment testing, the recoverable amount of each CGU has been calculated based on its value in use, estimated as the present value of projected future cash flows. Each GCGU's value in use is based on the aggregated value in use of the CGUs grouped under the respective GCGU.
Projected cash flows include specific estimates for a period of five years. The growth rates and operating margins used to estimate cash flows for the five years are based on past performance and on the Group’s three-year strategic plan, de-risked to ensure reasonability and extended to years four and five. The Group's three-year strategic plan factors in initiatives we are undertaking to reduce carbon emissions in line with our CTAP and impacts of climate change on our operational costs. The growth rates used in this exercise for GCGUs and significant CGUs are set out below:
For the year 2022

Group of CGUs	Beauty & Wellbeing	Personal Care	Home Care	Nutrition	Ice Cream
Longer-term sustainable growth rates	3%	3%	4%	3%	3%
Average near-term nominal growth rates	6%	3%	4%	5%	6%

For the year 2022	Nutrition South Asia	Nutrition Europe, ANZ & METU	Nutrition North America	Prestige	Beauty & Wellbeing North Asia	Health & Wellness
Longer-term sustainable growth rates	7%	2%	2%	2%	4%	2%
Average near-term nominal growth rates	7%	2%	4%	11%	3%	17%
The estimated cash flows after year five are extrapolated using a longer-term sustainable growth rate, which is determined as the lower of our own three-year average growth projection and external forecasts for the relevant market.
In 2022, the projected cash flows are discounted using pre-tax discount rates. The discount rates are specific to each CGU and are determined based on the weighted average cost of capital, including a market and country risk premium. Given the higher number of CGUs spread across different markets, the CGU discount rates are in the range 7.4% – 11.8% (2021: 6.4% – 7.6%).
There are no reasonably possible changes in key assumptions that would cause the carrying amount of any CGU to exceed its recoverable amount.
Impairment of Dollar Shave Club (DSC)
DSC is a male grooming business offering a monthly membership subscription service which regularly delivers razors and other grooming products directly to consumers by mail, and direct-selling through retail channels. The Group purchased DSC in 2016 and in 2022 it was identified as a CGU following the changes in our CGU structure (see note 1).
As part of the 2022 annual impairment review in line with the process noted above, the group determined that the carrying value of DSC exceeded its recoverable amount and a total impairment of €192 million was recognised.

174	Unilever Annual Report on Form 20-F 2022 | Financial Statements

Notes to the Consolidated Financial Statements Unilever Group
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

Owned assets
Owned assets are initially measured at historical cost. Depreciation is provided on a straight-line basis over the expected average useful lives of the assets. Residual values and useful lives are reviewed at least annually. The review of residual values and useful lives have taken into consideration the impacts of climate change and the actions we undertake to mitigate and adapt against these climate-related risks and there is no material impact on the income statement for this year. Estimated useful lives by major class of assets are as follows:

■freehold buildings (no depreciation on freehold land)	40 years
■leasehold land and buildings	40 years (or life of lease if less)
■plant and equipment	2-20 years years
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
Depreciation is provided on a straight-line basis from the commencement date of the lease to the end of the lease term.

		€ million	€ million
Property, plant and equipment	Notes	2022	2021
Owned assets	10A	9,416	8,833
Leased assets	10B	1,354	1,514
Total		10,770	10,347
10A. Owned assets

	€ million	€ million	€ million
Movements during 2022	Land and buildings	Plant and equipment	Total
Cost
1 January 2022	4,266	14,462	18,728
Additions through business combinations	–	–	–
Additions	391	1,065	1,456
Disposals and other movements	(80)	(858)	(938)
Hyperinflationary adjustment	152	536	688
Reclassification as held for sale	(11)	(56)	(67)
Currency retranslation	(10)	(41)	(51)
31 December 2022	4,708	15,108	19,816
Accumulated depreciation
1 January 2022	(1,508)	(8,387)	(9,895)
Depreciation charge for the year	(120)	(897)	(1,017)
Disposals and other movements	66	762	828
Hyperinflationary adjustment	(36)	(287)	(323)
Reclassification as held for sale	6	18	24
Currency retranslation	(7)	(10)	(17)
31 December 2022	(1,599)	(8,801)	(10,400)
Net book value 31 December 2022(a)	3,109	6,307	9,416
Includes capital expenditures for assets under construction	104	960	1,064
(a)Includes €504 million of freehold land.
The Group has commitments to purchase property, plant and equipment of €356 million (2021: €386 million).

Unilever Annual Report on Form 20-F 2022 | Financial Statements	175

Notes to the Consolidated Financial Statements Unilever Group
10A. Owned Assets continued

	€ million	€ million	€ million
Movements during 2021	Land and buildings	Plant and equipment	Total
Cost
1 January 2021	4,203	14,305	18,508
Additions through business combinations	1	2	3
Additions	100	1,008	1,108
Disposals and other movements	(136)	(764)	(900)
Hyperinflationary adjustment	46	109	155
Reclassification as held for sale	(131)	(731)	(862)
Currency retranslation	183	533	716
31 December 2021	4,266	14,462	18,728
Accumulated depreciation
1 January 2021	(1,440)	(8,159)	(9,599)
Depreciation charge for the year	(137)	(905)	(1,042)
Disposals and other movements	93	650	743
Hyperinflationary adjustment	(6)	(50)	(56)
Reclassification as held for sale	46	398	444
Currency retranslation	(64)	(321)	(385)
31 December 2021	(1,508)	(8,387)	(9,895)
Net book value 31 December 2021(a)	2,758	6,075	8,833
Includes capital expenditures for assets under construction	93	881	974
(a)Includes €380 million of freehold land.
10B. Leased assets

	€ million	€ million	€ million
Movements during 2022	Land and buildings	Plant and equipment	Total
Cost
1 January 2022	2,667	661	3,328
Additions through business combinations	–	–	–
Additions	281	111	392
Disposals and other movements	(303)	(108)	(411)
Hyperinflationary adjustment	3	–	3
Reclassification as held for sale	1	–	1
Currency retranslation	6	(14)	(8)
31 December 2022	2,655	650	3,305
Accumulated depreciation
1 January 2022	(1,461)	(353)	(1,814)
Depreciation charge for the year	(322)	(118)	(440)
Disposals and other movements	205	91	296
Reclassification as held for sale	2	–	2
Currency retranslation	(4)	9	5
31 December 2022	(1,580)	(371)	(1,951)
Net book value 31 December 2022	1,075	279	1,354

176	Unilever Annual Report on Form 20-F 2022 | Financial Statements

Notes to the Consolidated Financial Statements Unilever Group
10B. Leased Assets

	€ million	€ million	€ million
Movements during 2021	Land and buildings	Plant and equipment	Total
Cost
1 January 2021	2,639	768	3,407
Additions through business combinations	4	–	4
Additions	263	110	373
Disposals and other movements	(259)	(245)	(504)
Hyperinflationary adjustment	(18)	–	(18)
Reclassification as held for sale	(61)	(3)	(64)
Currency retranslation	99	31	130
31 December 2021	2,667	661	3,328
Accumulated depreciation
1 January 2021	(1,311)	(447)	(1,758)
Depreciation charge for the year	(307)	(123)	(430)
Disposals and other movements	177	233	410
Reclassification as held for sale	33	2	35
Currency retranslation	(53)	(18)	(71)
31 December 2021	(1,461)	(353)	(1,814)
Net book value 31 December 2021	1,206	308	1,514
Our leases mainly comprise of land and buildings and plant and equipment. The Group leases land and buildings for manufacturing, warehouse facilities and office space and also sublets some property. Plant and equipment includes leases for vehicles.
The Group has recognised in the income statement, a charge of €105 million (2021: €96 million) for short-term leases and €74 million (2021: €71 million) on leases for low-value assets.
During the year, the Group recognised income of €12 million (2021: €16 million) from sublet properties.
The total cash outflow relating to leases was €590 million (2021: €535 million).
Lease liabilities are shown in note 15 on pages 181 and 183.

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

	€ million	€ million
	2022	2021
Interest in net assets of joint ventures	65	37
Interest in net assets of associates	19	23
Long-term trade and other receivables(a)	520	499
Other non-current assets(b)	338	415
	942	974
(a)Including indirect tax receivables where we do not have the contractual right to receive payment within 12 months.
(b)Includes direct tax assets, withholding tax assets, interest on tax assets and contingent assets.

Unilever Annual Report on Form 20-F 2022 | Financial Statements	177

Notes to the Consolidated Financial Statements Unilever Group
11. Other non-current assets continued

	€ million	€ million
Movements during 2022 and 2021	2022	2021
Joint ventures(a)
1 January	37	29
Additions	3	2
Dividends received/reductions	(189)	(171)
Share of net profit/(loss)	213	176
Currency retranslation	1	1
31 December	65	37
Associates
1 January	23	34
Additions	6	7
Dividend received/reductions	(4)	(32)
Share of net profit/(loss)	(5)	15
Currency retranslation	(1)	(1)
31 December	19	23
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
Outstanding balances with joint ventures and associates are shown in note 23 on page 203.

12. Inventories

Inventories are valued at the lower of weighted average cost and net realisable value. Cost comprises direct costs and, where appropriate, a proportion of attributable production overheads. Net realisable value is the estimated selling price less the estimated costs necessary to make the sale.

	€ million	€ million
Inventories	2022	2021
Raw materials and consumables	2,062	1,598
Finished goods and goods for resale	4,248	3,393
Total inventories	6,310	4,991
Provision for inventories	(379)	(308)
	5,931	4,683

	€ million	€ million
Provision for inventories	2022	2021
1 January	308	284
Charge to income statement	164	65
Reduction/(releases)	(66)	(56)
Currency translations	(12)	9
Others(a)	(15)	6
31 December	379	308
(a)Others include the amount relating to the acquisition/disposal of businesses and transfers.

Inventories with a value of €189 million (2021: €163 million) are carried at net realisable value, this being lower than cost. During 2022, a total expense of €407 million (2021: €281 million) was recognised in the income statement for inventory write-downs and losses.

178	Unilever Annual Report on Form 20-F 2022 | Financial Statements

Notes to the Consolidated Financial Statements Unilever Group
13. Trade and other current receivables

Trade and other current receivables are initially recognised at fair value plus any directly attributable transaction costs. Subsequently, except for derivatives (see note 16 on page 186), these assets are held at amortised cost, using the effective interest method and net of any impairment losses. Discounts payable to customers are shown as a reduction in trade receivables when there is a legal right and intent to settle them on a net basis.

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

	€ million	€ million
Trade and other current receivables	2022	2021
Due within one year
Trade receivables	4,544	3,582
Prepayments and accrued income	969	492
Other receivables	1,543	1,348
	7,056	5,422
Included within trade receivables are discounts due to our customers of €2,436 million (2021: €2,126 million). Other receivables comprise financial assets of €317 million (2021: €354 million) and non-financial assets of €1,226 million (2021: €994 million). Financial assets include supplier and customer deposits, employee advances and certain derivatives. Non-financial assets mainly consist of reclaimable sales tax of €753 million (2021: €598 million).

	€ million	€ million
Ageing of trade receivables	2022	2021
Not overdue	3,919	3,070
Past due less than three months	498	470
Past due more than three months but less than six months	96	75
Past due more than six months but less than one year	69	44
Past due more than one year	150	124
Total trade receivables	4,732	3,783
Impairment provision for trade receivables	(188)	(201)
	4,544	3,582
The total impairment provision includes €188 million (2021: €201 million) for current trade receivables, €22 million (2021: €22 million) for other current receivables and €68 million (2021: €63 million) for non-current trade and other receivables.

	€ million	€ million
Impairment provision for total trade and other receivables	2022	2021
1 January	286	276
Charge to income statement	27	35
Reduction/releases	(44)	(31)
Reclassifications	4	(3)
Currency translations	5	9
31 December	278	286

Unilever Annual Report on Form 20-F 2022 | Financial Statements	179

Notes to the Consolidated Financial Statements Unilever Group
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
Other liabilities
Other liabilities are initially recognised at fair value less any directly attributable transaction costs. Subsequent measurement depends on the type of liability:
■accruals are subsequently measured at amortised cost, using the effective interest method;
■social security and sundry taxes are subsequently measured at amortised cost, using the effective interest method;
■deferred consideration is subsequently measured at fair value with changes in the income statement as explained below; and
■others are subsequently measured either at amortised cost, using the effective interest method or at fair value, with changes being recognised in the income statement.

Deferred consideration
Deferred consideration represents any payments to the sellers of a business that occur after the acquisition date. These typically comprise contingent consideration and fixed deferred consideration:
■fixed deferred consideration is a payment with a due date after acquisition that is not dependent on future conditions; and
■contingent consideration is a payment which is dependent on certain conditions being met in the future and is often variable.
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

We do not consider the fair values of trade payables and other liabilities to be significantly different from their carrying values.

	€ million	€ million
Trade payables and other liabilities	2022	2021
Current: due within one year
Trade payables	11,100	8,896
Accruals	5,232	4,429
Social security and sundry taxes	626	447
Deferred consideration	78	44
Others	987	1,045
	18,023	14,861
Non-current: due after more than one year
Accruals	141	91
Deferred consideration	102	152
Others	27	32
	270	275
Total trade payables and other liabilities	18,293	15,136
Included within trade payables and other liabilities are discounts due to our customers of €2,121 million (2021: €1,878 million).
Included within others are IT and consulting services.
Deferred consideration
At 31 December 2022, the total balance of deferred consideration for acquisitions is €180 million (2021: €196 million), which includes contingent consideration of €164 million (2021: €180 million). These contingent consideration payments are dependent on acquired businesses achieving contractually agreed financial targets (mainly relates to cumulative increases in turnover and profit before tax) until 2025, with a maximum contractual amount of €575 million.
Supplier financing arrangements for trade payables
Some of our suppliers elect to factor some of their receivables from the Group with financial institutions. In some instances, we provide suppliers and/or banks with visibility of invoices approved for payment, which helps them receive cash from the bank before the invoice due date, if they choose to do so. Payment dates and terms for Unilever do not vary based on whether the supplier chooses to factor their receivable. If a receivable is purchased by a third-party bank, that third-party bank does not benefit from additional security when compared to the security originally enjoyed by the supplier. The Group evaluates these arrangements to assess if the payable holds the characteristics of a trade payable or should be classified as a financial liability. At 31 December 2022 and 31 December 2021, all such liabilities were classified as trade payables.

180	Unilever Annual Report on Form 20-F 2022 | Financial Statements

Notes to the Consolidated Financial Statements Unilever Group
15. Capital and funding

Ordinary shares Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.
Share-based compensation The Group operates a number of share-based compensation plans involving awards of ordinary shares. Full details of these plans are given in note 4C on pages 167 and 168.
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

Financial liabilities
Financial liabilities are initially recognised at fair value, less any directly related transaction costs. When bonds are designated as being part of a fair value hedge relationship, in those cases bonds are carried at amortised cost, adjusted for the fair value of the risk being hedged, with changes in value shown in the income statement. Put options are initially recognised at the present value of the expected gross obligation, with changes in value being recognised in the income statement. Other financial liabilities, which includes put options, are subsequently carried at amortised cost, with the exception of:
■financial liabilities which the Group has elected to measure at fair value through profit or loss;
■derivative financial liabilities – see note 16 on page 186; and
■contingent consideration recognised by an acquirer in a business combination to which IFRS 3 applies. Such contingent consideration is subsequently measured at fair value through profit or loss.

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

The Group’s Treasury activities are designed to:
■maintain a competitive balance sheet in line with at least A/A2 rating (see below);
■secure funding at lowest costs for the Group’s operations, M&A activity and external dividend payments (see below);
■protect the Group’s financial results and position from financial risks (see note 16);
■maintain market risks within acceptable parameters, while optimising returns (see note 16); and
■protect the Group’s financial investments, while maximising returns (see note 17).
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
Key instruments used by the Treasury department are:
■short-term and long-term borrowings;
■cash and cash equivalents; and
■plain vanilla derivatives, including interest rate swaps and foreign exchange contracts.
The Treasury department maintains a list of approved financial instruments. The use of any new instrument must be approved by the Chief Financial Officer. The use of leveraged instruments is not permitted.
Unilever considers the following components of its balance sheet to be managed capital:
■total equity – retained profit, other reserves, share capital, share premium, non-controlling interests (notes 15A and 15B);
■short-term debt – current financial liabilities (note 15C); and
■long-term debt – non-current financial liabilities (note 15C).
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
Our current long-term credit rating is A+/A1 and our short-term credit rating is A1/P1. We aim to maintain a competitive balance sheet which we consider to be the equivalent of a credit rating of at least A/A2 in the long term. This provides us with:
■appropriate access to the debt and equity markets;
■sufficient flexibility for acquisitions;
■sufficient resilience against economic and financial uncertainty while ensuring ample liquidity; and
■optimal weighted average cost of capital, given the above constraints.
Unilever monitors the qualitative and quantitative factors utilised by the rating agencies. This information is publicly available and is updated by the credit rating agencies on a regular basis.

Unilever Annual Report on Form 20-F 2022 | Financial Statements	181

Notes to the Consolidated Financial Statements Unilever Group
15A. Share capital

	£ million	£ million
Unilever PLC	2022	2021
PLC ordinary shares of 3 1/9 p each(a)	81.8	81.8

Unilever Group	€ million	€ million
Euro equivalent in millions(b)	91	92
(a)At 31 December 2022, 2,629,243,772 (2021: 2,629,243,772) of PLC ordinary shares were in issue.
(b) The ordinary share capital of PLC is translated using the conversion rate as at the date of Unification of £1 = €1.121.

15B. Equity
Basis of consolidation
Unilever is the majority shareholder of all material subsidiaries and has control in all cases. Information in relation to significant subsidiaries is provided on page 204.
Subsidiaries with significant non-controlling interests
Unilever has one subsidiary company which has a material non-controlling interest, Hindustan Unilever Limited (HUL). Summary financial information in relation to HUL is shown below.

	€ million	€ million
HUL balance sheet as at 31 December	2022	2021
Non-current assets	6,354	6,616
Current assets	1,604	1,454
Current liabilities	(1,258)	(1,212)
Non-current liabilities	(1,152)	(1,231)
HUL comprehensive income for the year ended 31 December
Turnover	6,828	5,581
Profit after tax	1,190	977
Total comprehensive income	940	1,334

	€ million	€ million
HUL cash flow for the year ended 31 December	2022	2021
Net increase/(decrease) in cash and cash-equivalents	95	(176)

HUL non-controlling interest
1 January	(2,146)	(1,978)
Share of (profit)/loss for the year ended 31 December	(454)	(372)
Other comprehensive income	(3)	(3)
Dividend paid to the non-controlling interest	395	326
Currency translation	97	(131)
Other movements in equity	(4)	12
31 December	(2,115)	(2,146)

Analysis of other reserves

	€ million	€ million	€ million
	Total 2022	Total 2021	Total 2020
Fair value reserves – see following table	329	502	250
Currency retranslation of group companies – see following table	(5,803)	(6,043)	(7,068)
Capital redemption reserve	21	21	21
Book value of treasury shares – see following table	(282)	(388)	(483)
Repurchase of shares	(4,527)	(3,018)	–
Other(a)	(542)	(284)	(202)
	(10,804)	(9,210)	(7,482)
(a)Relates primarily to options to purchase non-controlling interest in subsidiaries.
Unilever acquired 34,217,605 of its own shares (2021: 62,976,145) through purchases on stock exchanges during the year.
At 31 December 2022, 2,727,097 shares were held by employee share ownership trust and 327,303 shares were held by other group companies in connection with share-based compensation plans. The shares held by the employee share trust are shown as a deduction from other reserves. The total number of treasury shares held in connection with share-based compensation plans at 31 December 2021 was 5,301,158 shares. (See note 4C on pages 167 and 168).

182	Unilever Annual Report on Form 20-F 2022 | Financial Statements

Notes to the Consolidated Financial Statements Unilever Group
15B. Equity continued

	€ million	€ million
Treasury shares – movements during the year	2022	2021
1 January	(3,406)	(483)
Repurchase of shares	(1,509)	(3,018)
Other purchases and utilisations	106	95
31 December	(4,809)	(3,406)

	€ million	€ million
Currency retranslation reserves – movements during the year	2022	2021
1 January	(6,043)	(7,068)
Currency retranslation of group companies net assets and liabilities during the year	212	176
Movement in net investment hedges and exchange differences in net investments in foreign operations	28	849
31 December	(5,803)	(6,043)

	€ million	€ million
Fair value reserves – movements during the year	2022	2021
1 January	502	250
Movements in Other comprehensive income, net of tax
Gains/(losses) on equity instruments	45	147
Gains/(losses) on cash flow hedges	(92)	276
Hedging gains/(losses) transferred to non-financial assets	(126)	(171)
31 December	329	502
Refer to the consolidated statement of comprehensive income on page 150, the consolidated statement of changes in equity on page 151, and note 6C on page 171.
Remeasurement of defined benefit pension plans net of tax

	€ million	€ million
	2022	2021
1 January	803	(931)
Movement during the year	(473)	1,734
31 December	330	803
Refer to the consolidated statement of comprehensive income on page 150, the consolidated statement of changes in equity on page 151, note 4B from pages 162 to 167 and note 6C on page 171.
Currency retranslation gains/(losses) – movements during the year

	€ million	€ million
	2022	2021
1 January	(6,497)	(7,674)
Currency retranslation during the year:
Other reserves	240	1,025
Retained profit	487	3
Non-controlling interest	(113)	149
31 December	(5,883)	(6,497)

Unilever Annual Report on Form 20-F 2022 | Financial Statements	183

Notes to the Consolidated Financial Statements Unilever Group
15C. Financial liabilities

	€ million	€ million	€ million	€ million	€ million	€ million
Financial liabilities(a)	Current 2022	Non-Current 2022	Total 2022	Current 2021	Non-Current 2021	Total 2021
Bank loans and overdrafts(b)	508	11	519	383	19	402
Bonds and other loans	4,723	21,789	26,512	6,313	21,308	27,621
Lease liabilities	340	1,068	1,408	365	1,284	1,649
Derivatives	102	529	631	85	99	184
Other financial liabilities(c)	102	316	418	106	171	277
	5,775	23,713	29,488	7,252	22,881	30,133
(a)For the purposes of this note and note 17A, financial assets and liabilities exclude trade and other current receivables and trade payables and other liabilities which are covered in notes 13 and 14 respectively.
(b)Bank loans and overdrafts include €4 million (2021: Nil) of secured liabilities.
(c)Includes options and financial liabilities to acquire non-controlling interests in Myanmar, the US, Italy and Hong Kong, refer to note 21.
Reconciliation of liabilities arising from financing activities

			Non-cash movement

Movements in 2022 and 2021	Opening balance at 1 January	Cash movement	Business acquisi- tions/ disposals	Foreign exchange changes	Fair value changes	Other movements(c)	Closing balance at 31 December
	€ million	€ million	€ million	€ million	€ million	€ million	€ million
2022
Bank loans and overdrafts(a)	(402)	(129)	–	29	–	(17)	(519)
Bonds and other loans(a)	(27,621)	1,343	–	(727)	490	3	(26,512)
Lease liabilities(b)	(1,649)	546	–	12	–	(317)	(1,408)
Derivatives	(184)	–	–	(2)	(448)	3	(631)
Other financial liabilities(a)	(277)	4	–	17	108	(270)	(418)
Total	(30,133)	1,764	–	(671)	150	(598)	(29,488)

2021
Bank loans and overdrafts(a)	(411)	(16)	(2)	–	–	27	(402)
Bonds and other loans(a)	(24,585)	(1,877)	–	(1,145)	37	(51)	(27,621)
Lease liabilities(b)	(1,771)	471	(5)	(65)	–	(279)	(1,649)
Derivatives	(315)	–	–	(3)	124	10	(184)
Other financial liabilities(a)	(223)	–	–	13	–	(67)	(277)
Total	(27,305)	(1,422)	(7)	(1,200)	161	(360)	(30,133)
(a)These cash movements are included within the following lines in the consolidated cash flow statement: net change in short-term borrowings, additional financial liabilities and repayment of financial liabilities. The difference of €9 million (2021: €39 million) represents cash movements in overdrafts that are not included in financing cash flows.
(b)Lease liabilities cash movement is included within capital element of lease payments in the consolidated cash flow statement. The difference of €28 million (2021: €7 million) represents gain or loss from termination and modification of lease contracts.
(c)Other movements includes financial liabilities of Nil (2021: €80 million), classified as held for sale, refer to note 22 for further details.

184	Unilever Annual Report on Form 20-F 2022 | Financial Statements

Notes to the Consolidated Financial Statements Unilever Group
15C. Financial liabilities continued – Analysis of bonds and other loans

€ million	Total 2022	Total 2021
Unilever PLC
1.125% Notes 2022 (£)	–	417
1.375% Notes 2024 (£)	282	298
1.875% Notes 2029 (£)	281	296
1.500% Notes 2026 (£)	563	592
1.500% Notes 2039 (€)	646	647
2.125% Notes 2028 (£)(a)	300	–
Commercial Paper (£)	–	238
Total PLC	2,072	2,488
Other group companies
The Netherlands
1.625% Notes 2033 (€)	794	793
0.500% Notes 2022 (€)	–	750
1.375% Notes 2029 (€)	745	745
1.125% Bonds 2027 (€)	698	697
1.125% Bonds 2028 (€)	696	695
0.875% Notes 2025 (€)	649	648
0.500% Bonds 2025 (€)	648	646
1.375% Notes 2030 (€)	644	644
0.375% Notes 2023 (€)	600	600
1.000% Notes 2027 (€)	599	598
1.000% Notes 2023 (€)	500	499
0.500% Notes 2023 (€)	500	499
0.500% Notes 2024 (€)	498	497
1.250% Notes 2025 (€)	999	999
1.750% Notes 2030 (€)	995	995
1.250% Notes 2031 (€)(a)	539	–
2.250% Notes 2034 (€)(a)	735	–
0.750% Notes 2026 (€)(a)	458	–
1.750% Notes 2028 (€)	645	–
Commercial Paper (US $)	–	1,320
Switzerland
Other	81	27
United States
5.900% Bonds 2032 (US $)	932	875
2.900% Notes 2027 (US $)	930	873
2.200% Notes 2022 (US $)	–	750
3.500% Notes 2028 (US $)	742	697
2.000% Notes 2026 (US $)	651	612
3.125% Notes 2023 (US $)	516	484
3.000% Notes 2022 (US $)	–	441
3.250% Notes 2024 (US $)	468	440
3.100% Notes 2025 (US $)	467	439
2.600% Notes 2024 (US $)	468	439
3.500% Bonds 2028 (US $)	465	437
3.375% Notes 2025 (US $)	327	307
7.250% Bonds 2026 (US $)	276	259
6.625% Bonds 2028 (US $)	221	206
5.600% Bonds 2097 (US $)	86	80
2.125% Notes 2029 (US $)	790	743
2.600% Notes 2024 (US $)	473	448
1.375% Notes 2030 (US $)(a)	368	409
0.375% Notes 2023 (US $)	469	441
0.626% Notes 2024 (US $)	469	441
2.625% Notes 2051 (US $)	598	563
1.750% Notes 2031 (US $)(a)	644	727
Commercial Paper (US $)	2,057	2,370
Total other group companies	24,440	25,133
Total bonds and other loans	26,512	27,621
(a)Bonds includes €(537) million (2021: €(47)million) fair value adjustment following the fair value hedge accounting of fixed-for-floating interest rate swaps.
Information in relation to the derivatives used to hedge bonds and other loans within a fair value hedge relationship is shown in note 16.

Unilever Annual Report on Form 20-F 2022 | Financial Statements	185

Notes to the Consolidated Financial Statements Unilever Group
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

(a)Applying hedge accounting has not led to material ineffectiveness being recognised in the income statement for both 2022 and 2021. Fair value changes on basis spread is recorded in a separate account within equity.

The Group is exposed to the following risks that arise from its use of financial instruments, the management of which is described in the following sections:
■liquidity risk (see note 16A);
■market risk (see note 16B); and
■credit risk (see note 17B).
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
The Group’s funding strategy was supported by cash delivery from the business, coupled with the proceeds from bond issuances. Surplus cash balances have been invested conservatively with low-risk counter-parties at maturities of primarily less than six months. In its liquidity assessment, the Group does not consider any supplier financing arrangements as these arrangements are non-recourse to Unilever and supplier payment dates and terms for Unilever do not vary based on whether the supplier chooses to use such financing arrangements.
Cash flow from operating activities provides the funds to service the financing of financial liabilities on a day-to-day basis. The Group seeks to manage its liquidity requirements by maintaining access to global debt markets through short-term and long-term debt programmes. In addition, Unilever has committed credit facilities for general corporate use.
On 31 December 2022, Unilever had undrawn revolving 364-day bilateral credit facilities in aggregate of $5,200 million and €2,550 million (2021: $7,965 million) with a 364-day term out. As part of the regular annual process, the intention is that these facilities will again be renewed in 2023.
The additional undrawn revolving 364-day bilateral credit facilities of €1,500 million as on 31 December 2021 were cancelled in 2022.

186	Unilever Annual Report on Form 20-F 2022 | Financial Statements

Notes to the Consolidated Financial Statements Unilever Group
16A. Management of liquidity risk continued
The following table shows Unilever’s contractually agreed undiscounted cash flows, including expected interest payments, which are payable under financial liabilities at the balance sheet date:

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Undiscounted cash flows	Due within 1 year	Due between 1 and 2 years	Due between 2 and 3 years	Due between 3 and 4 years	Due between 4 and 5 years	Due after 5 years	Total	Net carrying amount as shown in balance sheet
2022
Non-derivative financial liabilities:
Bank loans and overdrafts	(529)	(5)	–	–	–	(7)	(541)	(519)
Bonds and other loans	(5,220)	(3,102)	(3,494)	(2,369)	(2,541)	(14,176)	(30,902)	(26,512)
Lease liabilities	(397)	(320)	(245)	(196)	(144)	(347)	(1,649)	(1,408)
Other financial liabilities	(104)	(27)	(290)	–	–	–	(421)	(418)
Trade payables, accruals and other liabilities	(17,166)	(74)	(28)	(16)	(12)	(38)	(17,334)	(17,334)
Deferred consideration	(79)	(96)	(14)	–	–	–	(189)	(180)
	(23,495)	(3,624)	(4,071)	(2,581)	(2,697)	(14,568)	(51,036)	(46,371)
Derivative financial liabilities:
Interest rate derivatives:								(529)
Derivative contracts – receipts	59	59	59	59	55	249	540
Derivative contracts – payments	(106)	(159)	(142)	(133)	(114)	(483)	(1,137)
Foreign exchange derivatives:								(217)
Derivative contracts – receipts	8,244	–	–	–	–	–	8,244
Derivative contracts – payments	(8,469)	–	–	–	–	–	(8,469)
Commodity derivatives:								(38)
Derivative contracts – receipts	–	–	–	–	–	–	–
Derivative contracts – payments	(38)	–	–	–	–	–	(38)
	(310)	(100)	(83)	(74)	(59)	(234)	(860)	(784)
Total	(23,805)	(3,724)	(4,154)	(2,655)	(2,756)	(14,802)	(51,896)	(47,155)
2021
Non-derivative financial liabilities:
Bank loans and overdrafts	(389)	(1)	(14)	–	–	(7)	(411)	(402)
Bonds and other loans	(6,759)	(2,944)	(2,942)	(3,382)	(1,786)	(13,589)	(31,402)	(27,621)
Lease liabilities	(426)	(345)	(276)	(228)	(176)	(488)	(1,939)	(1,649)
Other financial liabilities	(106)	(33)	(25)	(199)	–	–	(363)	(277)
Trade payables, accruals and other liabilities	(14,319)	(48)	(20)	(12)	(10)	(33)	(14,442)	(14,442)
Deferred consideration	(57)	(69)	(91)	(9)	–	–	(226)	(196)
	(22,056)	(3,440)	(3,368)	(3,830)	(1,972)	(14,117)	(48,783)	(44,587)
Derivative financial liabilities:
Interest rate derivatives:								(121)
Derivative contracts – receipts	815	56	492	45	45	986	2,439
Derivative contracts – payments	(811)	(38)	(499)	(39)	(39)	(1,043)	(2,469)
Foreign exchange derivatives:								(113)
Derivative contracts – receipts	7,371	100	–	–	–	–	7,471
Derivative contracts – payments	(7,505)	(103)	–	–	–	–	(7,608)
Commodity derivatives:								(1)
Derivative contracts – receipts	–	–	–	–	–	–	–
Derivative contracts – payments	(1)	–	–	–	–	–	(1)
	(131)	15	(7)	6	6	(57)	(168)	(235)
Total	(22,187)	(3,425)	(3,375)	(3,824)	(1,966)	(14,174)	(48,951)	(44,822)
The Group has sublet a small proportion of leased properties. Related future minimum sublease payments are €42 million (2021: €53 million).

Unilever Annual Report on Form 20-F 2022 | Financial Statements	187

Notes to the Consolidated Financial Statements Unilever Group
16A. Management of liquidity risk continued
The following table shows cash flows for which cash flow hedge accounting is applied. The derivatives in the cash flow hedge relationships are expected to have an impact on profit and loss in the same periods as the cash flows occur.

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Due within 1 year	Due between 1 and 2 years	Due between 2 and 3 years	Due between 3 and 4 years	Due between 4 and 5 years	Due after 5 years	Total	Net carrying amount of related derivatives(a)
2022
Foreign exchange cash inflows	3,100	–	–	–	–	–	3,100	–
Foreign exchange cash outflows	(3,180)	–	–	–	–	–	(3,180)	(48)
Interest rate swaps cash inflows	564	502	27	27	952	–	2,072	119
Interest rate swaps cash outflows	(464)	(473)	(13)	(13)	(923)	–	(1,886)	–
Commodity contracts cash inflows	6	–	–	–	–	–	6	6
Commodity contracts cash outflows	(38)	–	–	–	–	–	(38)	(38)
2021
Foreign exchange cash inflows	3,118	–	–	–	–	–	3,118	–
Foreign exchange cash outflows	(3,073)	–	–	–	–	–	(3,073)	67
Interest rate swaps cash inflows	1,170	530	473	26	26	896	3,121	–
Interest rate swaps cash outflows	(1,147)	(464)	(473)	(13)	(13)	(923)	(3,033)	(19)
Commodity contracts cash inflows	45	–	–	–	–	–	45	45
Commodity contracts cash outflows	(1)	–	–	–	–	–	(1)	(1)
(a)See note 16C.
16B. Management of market risk
Unilever’s size and operations result in it being exposed to the following market risks that arise from its use of financial instruments:
■commodity price risk;
■currency risk; and
■interest rate risk.
The above risks may affect the Group’s income and expenses, or the value of its financial instruments. The objective of the Group’s management of market risk is to maintain this risk within acceptable parameters, while optimising returns. Generally, the Group applies hedge accounting to manage the volatility in income statement arising from market risk.
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

188	Unilever Annual Report on Form 20-F 2022 | Financial Statements

Notes to the Consolidated Financial Statements Unilever Group
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
At 31 December 2022, the Group had hedged its exposure to future commodity purchases with commodity derivatives valued at €576 million (2021: €570 million).
Hedges of future commodity purchases resulted in cumulative gain of €197 million (2021: gain of €153 million) being reclassified to the income statement and gain of €103 million (2021: gain of €114 million) being recognised as a basis adjustment to inventory purchased.

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
Commodity derivatives are generally designated as hedging instruments in cash flow hedge accounting relations. All commodity derivative contracts are done in line with approvals from the Global Commodity Executive which is chaired by the Unilever Chief Business Operations Officer (CBOO) or the Global Commodity Operating Team which is chaired by the Chief Procurement Officer.

A 10% increase in commodity prices as at 31 December 2022 would have led to a €58 million gain on the commodity derivatives in the cash flow hedge reserve (2021: €61 million gain in the cash flow hedge reserve).
A decrease of 10% in commodity prices on a full-year basis would have the equal but opposite effect.

(ii) Currency risk
Currency risk on sales, purchases and borrowings
Because of Unilever’s global reach, it is subject to the risk that changes in foreign currency values impact the Group’s sales, purchases and borrowings.
At 31 December 2022, the exposure to the Group from companies holding financial assets and liabilities other than in their functional currency amounted to €315 million (2021: €230 million).

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
Impact on income statement
A 10% strengthening of the foreign currencies against the respective functional currencies of group companies would have led to approximately an additional €32 million loss in the income statement (2021: €23 million loss).
A 10% weakening of the foreign currencies against the respective functional currencies of group companies would have led to an equal but opposite effect.
Impact on equity – trade-related cash flow hedges
A 10% strengthening of foreign currencies against the respective functional currencies of group companies hedging future trade cash flows and applying cash flow hedge accounting, would have led to €99 million loss (2021: €113 million loss) in equity.
A 10% weakening of the same would have led to an equal but opposite effect.

As at year end, the Group had the below notional amount of currency derivatives outstanding to which cash flow hedge accounting is applied:
Currency	2022	2021
EUR*	(958)	(922)
GBP	(408)	(449)
USD	764	699
SEK	(103)	(98)
CAD	(86)	(105)
PLN	(64)	(54)
Others	(136)	(205)
Total	(991)	(1,134)
* Euro exposure relates to group companies having non-euro functional currencies.

Unilever Annual Report on Form 20-F 2022 | Financial Statements	189

Notes to the Consolidated Financial Statements Unilever Group
16B. Management of market risk continued

Potential impact of risk	Management policy and hedging strategy	Sensitivity to the risk
Currency risk on the Group’s net investments
The Group is also subject to currency risk in relation to the translation of the net investments of its foreign operations into euros for inclusion in its consolidated financial statements.
These net investments include Group financial loans, which are monetary items that form part of our net investment in foreign operations, of €13.0 billion (2021: €9.9 billion), of which €8.8 billion (2021: €5.9 billion) is denominated in GBP. In accordance with IAS 21, the exchange differences on these financial loans are booked through reserves.
Part of the currency exposure on the Group’s investments is also managed using USD net investment hedges with a nominal value of €2.8 billion (2021: €3.0 billion) for USD.
At 31 December 2022, the net exposure of the net investments in foreign currencies amounts to €23.7 billion (2021: €23.6 billion).

Unilever aims to minimise this currency risk on the Group’s net investment exposure by borrowing in local currency in the operating companies themselves. In some locations, however, the Group’s ability to do this is inhibited by local regulations, lack of local liquidity or by local market conditions.
Treasury may decide on a case-by-case basis to actively hedge the currency exposure from net investment in foreign operations. This is done either through additional borrowings in the related currency, or through the use of forward foreign exchange contracts.
Where local currency borrowings, or forward contracts, are used to hedge the currency risk in relation to the Group’s net investment in foreign subsidiaries, these relationships are designated as net investment hedges for accounting purposes.
Exchange risk related to the principal amount of the USD denominated debt either forms part of hedging relationship itself, or is hedged through forward contracts.

Impact on equity – net investment hedges
A 10% strengthening of the euro against other currencies would have led to €280 million (2021: €303 million) loss in the equity on the net investment hedges used to manage the currency exposure on the Group’s investments.
A 10% weakening of the euro against other currencies would have led to an equal but opposite effect.
Impact on equity – net investments in group companies
A 10% strengthening of the euro against all other currencies would have led to €2,370 million negative retranslation effect (2021:€2,363 million negative retranslation effect).
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
Taking into account the impact of interest rate swaps, at 31 December 2022, interest rates were fixed on approximately 68% of the expected financial liabilities (excluding lease liabilities) for 2023, and 59% for 2024 (75% for 2022 and 70% for 2023 at 31 December 2021).
As at 31 December 2022, the Group had $2,050 million (2021: $3,300 million) of outstanding cross-currency interest rate swaps (on which cash flow hedge accounting is applied).

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

Impact on income statement
Assuming that all other variables remain constant, a 1.0 percentage point increase in floating interest rates on a full-year basis as at 31 December 2022 would have led to an additional €85 million of additional finance cost (2021: €77 million additional finance costs).
A 1.0 percentage point decrease in floating interest rates on a full-year basis would have led to an equal but opposite effect.
Impact on equity – cash flow hedges
Assuming that all other variables remain constant, a 1.0 percentage point increase in interest rates on a full-year basis as at 31 December 2022 would have led to an additional €1 million credit in equity from derivatives in cash flow hedge relationships (2021: €3 million credit).
A 1.0 percentage point decrease in interest rates on a full-year basis would have led to an additional €1 million debit in equity from derivatives in cash flow hedge relationships (2021: €4 million debit).

As at 31 December 2022, the Group had the below notional amount of outstanding fixed-to-float interest rate swaps on which fair value hedge accounting is applied:
	€ million	€ million
Currency	2022	2021
EUR	2,000	–
USD	1,267	1,192
GBP	339	–
Total	3,606	1,192

For interest management purposes, transactions with a maturity shorter than six months from inception date are not included as fixed interest transactions.
The average interest rate on short-term borrowings in 2022 was 1.2% (2021: 0.7%).

(a)See the weighted average amount of financial liabilities with fixed-rate interest shown in the following table.

190	Unilever Annual Report on Form 20-F 2022 | Financial Statements

Notes to the Consolidated Financial Statements Unilever Group
16B. Management of market risk continued
The following table shows the split in fixed and floating-rate interest exposures, taking into account the impact of interest rate swaps and cross-currency swaps:

	€ million	€ million
	2022	2021
Current financial liabilities	(5,775)	(7,252)
Non-current financial liabilities	(23,713)	(22,881)
Total financial liabilities	(29,488)	(30,133)
Less: lease liabilities	(1,408)	(1,649)
Financial liabilities (excluding lease liabilities)	28,080	28,484
Of which:
Fixed rate (weighted average amount of fixing for the following year)	(19,594)	(20,787)
16C. Derivatives and hedging
The Group does not use derivative financial instruments for speculative purposes. The uses of derivatives and the related values of derivatives are summarised in the following table. Derivatives used to hedge:

	€ million	€ million		€ million	€ million	€ million		€ million	€ million
	Trade and other receivables	Current financial assets		Non-Current financial assets	Trade payables and other liabilities	Current financial liabilities		Non-Current financial liabilities	Total
31 December 2022
Foreign exchange derivatives
Fair value hedges	–	–		–	–	–		–	–
Cash flow hedges	32	–		–	(80)	–		–	(48)
Hedges on the net investment in foreign operations	–	–		–	–	(92)	(a)	–	(92)
Hedge accounting not applied	51	163	(a)	–	(35)	(10)	(a)	–	169
Interest rate derivatives
Fair value hedges	–	–		–	–	–		(522)	(522)
Cash flow hedges	–	75		51	–	–		(7)	119
Hedge accounting not applied	–	–		–	–	–		–	–
Commodity contracts
Cash flow hedges	6	–		–	(38)	–		–	(32)
Hedge accounting not applied	–	–		–	–	–		–	–
	89	238		51	(153)	(102)		(529)	(406)
	Total assets			378	Total liabilities			(784)	(406)
31 December 2021
Foreign exchange derivatives
Fair value hedges	–	–		–	–	–		–	–
Cash flow hedges	100	–		–	(33)	–		–	67
Hedges on the net investment in foreign operations	–	112	(a)	–	–	–		–	112
Hedge accounting not applied	16	(47)	(a)	–	(17)	(61)	(a)	(2)	(111)
Interest rate derivatives
Fair value hedges	–	–		–	–	–		(39)	(39)
Cash flow hedges	–	11		52	–	(24)		(58)	(19)
Hedge accounting not applied	–	–		–	–	–		–	–
Commodity contracts
Cash flow hedges	45	–		–	(1)	–		–	44
Hedge accounting not applied	–	–		–	–	–		–	–
	161	76		52	(51)	(85)		(99)	54
	Total assets			289	Total liabilities			(235)	54

(a)Swaps that hedge the currency risk on intra-group loans and offset ‘Hedges of net investments in foreign operations’ are included within ‘Hedge accounting not applied’. See below for further details.

Unilever Annual Report on Form 20-F 2022 | Financial Statements	191

Notes to the Consolidated Financial Statements Unilever Group
16C. Derivatives and hedging continued
Master netting or similar agreements
A number of legal entities within the Group enter into derivative transactions under International Swaps and Derivatives Association (ISDA) master netting agreements. In general, under such agreements the amounts owed by each counter-party on a single day in respect of all transactions outstanding in the same currency are aggregated into a single net amount that is payable by one party to the other. In certain circumstances, such as when a credit event such as a default occurs, all outstanding transactions under the agreement are terminated, the termination value is assessed and only a single net amount is payable in settlement of all transactions.
The ISDA agreements do not meet the criteria for offsetting the positive and negative values in the consolidated balance sheet. This is because the Group does not have a legally enforceable right to offset recognised amounts against counterparties, as the right to offset is enforceable only upon the occurrence of credit events such as a default.
The column ‘Related amounts not set off in the balance sheet – Financial instruments’ shows the netting impact of our ISDA agreements, assuming the agreements are respected in the relevant jurisdiction.
(i) Financial assets
The following financial assets are subject to offsetting, enforceable master netting arrangements and similar agreements.

				Related amounts not set off in the balance sheet
	€ million	€ million	€ million	€ million	€ million	€ million
As at 31 December 2022	Gross amounts of recognised financial assets	Gross amounts of recognised financial assets set off in the balance sheet	Net amounts of financial assets presented in the balance sheet	Financial instruments	Cash collateral received	Net amount
Derivative financial assets	449	(71)	378	(272)	(81)	25
As at 31 December 2021
Derivative financial assets	401	(112)	289	(107)	(27)	155
(ii) Financial liabilities
The following financial liabilities are subject to offsetting, enforceable master netting arrangements and similar agreements.

				Related amounts not set off in the balance sheet
	€ million	€ million	€ million	€ million	€ million	€ million
As at 31 December 2022	Gross amounts of recognised financial liabilities	Gross amounts of recognised financial liabilities set off in the balance sheet	Net amounts of financial liabilities presented in the balance sheet	Financial instruments	Cash collateral received	Net amount
Derivative financial liabilities	(855)	71	(784)	272	–	(512)
As at 31 December 2021
Derivative financial liabilities	(347)	112	(235)	107	–	(128)

192	Unilever Annual Report on Form 20-F 2022 | Financial Statements

Notes to the Consolidated Financial Statements Unilever Group
17. Investment and return

Cash and cash equivalents
Cash and cash equivalents in the balance sheet include deposits, investments in money market funds and highly liquid investments. To be classified as cash and cash equivalents, an asset must:
■be readily convertible into cash;
■have an insignificant risk of changes in value; and
■have a maturity period of typically three months or less at acquisition.
Cash and cash equivalents in the cash flow statement also include bank overdrafts and are recorded at amortised cost.

Other financial assets
The Group classifies its financial assets into the following measurement categories:
■those to be measured subsequently at fair value (either through other comprehensive income, or through profit or loss), and
■those to be measured at amortised cost.
This classification depends on our business model for managing the financial asset and the contractual terms of the cash flows.
At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the income statement.
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
■financial assets at amortised cost;
■financial assets at fair value through other comprehensive income; or
■financial assets at fair value through profit or loss.
(i) Amortised cost
Assets measured at amortised cost are those which are held to collect contractual cash flows on the repayment of principal or interest (SPPI). A gain or loss on a debt investment recognised at amortised cost on derecognition or impairment is recognised in the income statement. Interest income is recognised within finance income using the effective interest rate method.
(ii) Fair value through other comprehensive income
Assets that are held at fair value through other comprehensive income are those that are held to collect contractual cash flows on the repayment of principal and interest and which are held to recognise a capital gain through the sale of the asset. Movements in the carrying amount are recognised in other comprehensive income except for the recognition of impairment, interest income and foreign exchange gains or losses which are recognised in the income statement. On derecognition, the cumulative gain or loss recognised in other comprehensive income is reclassified from equity to the income statement. Interest income is included in finance income using the effective interest rate method.
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

Equity instruments
The Group subsequently measures all equity instruments at fair value. Where the Group has elected to present fair value gains and losses on equity investments in other comprehensive income, there is no subsequent reclassification of fair value gains or losses to profit or loss. Dividends from these investments continue to be recognised in the income statement.

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
Financial assets are written off when there is no reasonable expectation of recovery, such as a debtor failing to engage in a repayment plan with the company. Impairment losses on assets classified as amortised cost are recognised in the income statement. When a later event causes the impairment losses to decrease, the reduction in impairment loss is also recognised in the income statement. Permanent impairment losses on debt instruments classified as fair value through other comprehensive income are recognised in the income statement.

Unilever Annual Report on Form 20-F 2022 | Financial Statements	193

Notes to the Consolidated Financial Statements Unilever Group
17A. Financial assets
The Group’s Treasury function aims to protect the Group’s financial investments, while maximising returns. The fair value of financial assets is considered to be the same as the carrying amount for 2022 and 2021. The Group’s cash resources and other financial assets are shown below.

	€ million	€ million	€ million	€ million	€ million	€ million
	Current	Non-current	Total	Current	Non-current	Total
Financial assets(a)	2022	2022	2022	2021	2021	2021
Cash and cash equivalents
Cash at bank and in hand	2,553	–	2,553	2,505	–	2,505
Short-term deposits(b)	1,743	–	1,743	811	–	811
Other cash equivalents	30	–	30	99	–	99
	4,326	–	4,326	3,415	–	3,415
Other financial assets
Financial assets at amortised cost(c)	772	232	1,004	750	208	958
Financial assets at fair value through other comprehensive income(d)	–	407	407	1	526	527
Financial assets at fair value through profit or loss:
Derivatives	238	51	289	76	52	128
Other(e)	425	464	889	329	412	741
	1,435	1,154	2,589	1,156	1,198	2,354
Total	5,761	1,154	6,915	4,571	1,198	5,769
(a)For the purposes of this note and note 15C, financial assets and liabilities exclude trade and other current receivables and trade payables and other liabilities which are covered in notes 13 and 14 respectively.
(b)Short-term deposits typically have maturity of up to 3 months.
(c)Current financial assets at amortised cost include short-term deposits with banks with maturities longer than three months excluding deposits which are part of a recognised cash management process and loans to joint venture entities. Non-current financial assets at amortised cost include judicial deposits of €199 million (2021: €157 million).
(d)Included within non-current financial assets at fair value through other comprehensive income are equity investments of €402 million (2021: €521 million). These investments are not held by Unilever for trading purposes and hence the Group has opted to recognise fair value movements through other comprehensive income. The fair value movement in 2022 of these equity investments was €41 million (2021: €174 million).
(e)Current other financial assets at fair value through profit or loss include money market funds, marketable securities and other capital market instruments. Included within non-current financial assets at fair value through profit or loss are assets in a trust to fund benefit obligations in the US (see also note 4B) of €39 million (2021: €38 million), option to acquire non-controlling interest in subsidiaries of €41 million (2021: €43 million) and investments in a number of companies and financial institutions in North America, North Asia, South Asia and Europe.
There were no significant changes on account of change in business model in classification of financial assets since 31 December 2021.
There are no financial assets that are designated at fair value through profit or loss, which would otherwise have been measured at fair value through other comprehensive income.

	€ million	€ million
Cash and cash equivalents reconciliation to the cash flow statement	2022	2021
Cash and cash equivalents per balance sheet	4,326	3,415
Less: Bank overdrafts	(101)	(106)
Add: Cash and cash equivalents included in assets held for sale	–	90
Less: Bank overdraft included in liabilities held for sale	–	(12)
Cash and cash equivalents per cash flow statement	4,225	3,387
Approximately €1.1 billion (or 26%) of the Group’s cash and cash equivalents are held in the parent and central finance companies, for maximum flexibility. These companies provide loans to our subsidiaries that are also funded through retained earnings and third-party borrowings. The Group maintain access to global debt markets through an infrastructure of short-and long-term debt programmes. The Group make use of plain vanilla derivatives, such as interest rate swaps and foreign exchange contracts, to help mitigate risks. More detail is provided in notes 16, 16A, 16B and 16C on pages 186 to 191.
The remaining €3.2 billion (or 74%) of the Group’s cash and cash equivalents are held in foreign subsidiaries which repatriate distributable reserves on a regular basis. For most countries, this is done through dividends which are in some cases subject to withholding or distribution tax. This balance includes €449 million (2021: €83 million) of cash that is held in a few countries where we face cross-border foreign exchange controls and/or other legal restrictions that inhibit our ability to make these balances available for general use by the wider business. The cash will generally be invested or held in the relevant country and, given the other capital resources available to the Group, does not significantly affect the ability of the Group to meet its cash obligations.

194	Unilever Annual Report on Form 20-F 2022 | Financial Statements

Notes to the Consolidated Financial Statements Unilever Group
17B. Credit risk
Credit risk is the risk of financial loss to the Group if a customer or counter-party fails to meet its contractual obligations. Additional information in relation to credit risk on trade receivables is given in note 13. These risks are generally managed by local controllers. Credit risk related to the use of treasury instruments, including those held at amortised cost and at fair value through other comprehensive income, is managed on a Group basis. This risk arises from transactions with financial institutions involving cash and cash equivalents, deposits and derivative financial instruments. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets. To reduce this risk, Unilever has concentrated its main activities with a limited number of counter-parties which have secure credit ratings. Individual risk limits are set for each counter-party based on financial position, credit rating and past experience. Credit limits and concentration of exposures are actively monitored by the Group’s Treasury department. Netting agreements are also put in place with Unilever’s principal counter-parties. In the case of a default, these arrangements would allow Unilever to net assets and liabilities across transactions with that counter-party. To further reduce the Group’s credit exposures on derivative financial instruments, Unilever has collateral agreements with Unilever’s principal counter-parties in relation to derivative financial instruments. Under these arrangements, counter-parties are required to deposit securities and/or cash as a collateral for their obligations in respect of derivative financial instruments. At 31 December 2022, the collateral held by Unilever under such arrangements amounted to €97 million (2021: €52 million), of which €81 million (2021: €27 million) was in cash, and €16 million (2021: €25 million) was in the form of bond securities. The non-cash collateral has not been recognised as an asset in the Group’s balance sheet.
Further details in relation to the Group’s exposure to credit risk are shown in note 13 and note 16A.

18. Financial instruments fair value risk
The Group is exposed to the risk of changes in fair value of its financial assets and liabilities. The following table summarises the fair values and carrying amounts of financial instruments.

	€ million	€ million	€ million	€ million
	Fair value	Fair value	Carrying amount	Carrying amount
Fair values of financial assets and financial liabilities	2022	2021	2022	2021
Financial assets
Cash and cash equivalents	4,326	3,415	4,326	3,415
Financial assets at amortised cost	1,004	958	1,004	958
Financial assets at fair value through other comprehensive income	407	527	407	527
Financial assets at fair value through profit or loss
Derivatives	289	128	289	128
Other	889	741	889	741
	6,915	5,769	6,915	5,769
Financial liabilities
Bank loans and overdrafts	(519)	(402)	(519)	(402)
Bonds and other loans	(25,136)	(29,133)	(26,512)	(27,621)
Lease liabilities	(1,408)	(1,649)	(1,408)	(1,649)
Derivatives	(631)	(184)	(631)	(184)
Other financial liabilities	(418)	(277)	(418)	(277)
	(28,112)	(31,645)	(29,488)	(30,133)
The fair value of financial assets and financial liabilities (excluding listed bonds) is considered to be the same as the carrying amount for 2022 and 2021. The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature.
Fair value hierarchy
The fair values shown in notes 15C and 17A have been classified into three categories depending on the inputs used in the valuation technique.
The categories used are as follows:
■Level 1: quoted prices for identical instruments;
■Level 2: directly or indirectly observable market inputs, other than Level 1 inputs; and
■Level 3: inputs which are not based on observable market data.

Unilever Annual Report on Form 20-F 2022 | Financial Statements	195

Notes to the Consolidated Financial Statements Unilever Group
18. Financial instruments fair value risk continued
For assets and liabilities which are carried at fair value, the classification of fair value calculations by category is summarised below:

		€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Notes	Level 1 2022	Level 1 2021	Level 2 2022	Level 2 2021	Level 3 2022	Level 3 2021	Total fair value 2022	Total fair value 2021
Assets at fair value

Financial assets at fair value through other comprehensive income	17A	5	6	3	3	399	518	407	527
Financial assets at fair value through profit or loss:
Derivatives(a)	16C	–	–	378	289	–	–	378	289
Other	17A	428	331	–	–	461	410	889	741

Liabilities at fair value
Derivatives(b)	16C	–	–	(784)	(235)	–	–	(784)	(235)
Contingent consideration	14	–	–	–	–	(164)	(180)	(164)	(180)
(a)Includes €89 million (2021: €161 million) derivatives, reported within trade receivables, that hedge trading activities.
(b)Includes €(153) million (2021: €(51) million) derivatives, reported within trade payables, that hedge trading activities.
There were no significant changes in classification of fair value of financial assets and financial liabilities since 31 December 2021. There were also no significant movements between the fair value levels since 31 December 2021.
The impact in 2022 income statement due to Level 3 instruments is a gain of €11 million (2021: gain of €40 million).
Reconciliation of Level 3 fair value measurements of financial assets and financial liabilities is given below:

	€ million	€ million
Reconciliation of movements in Level 3 valuations	2022	2021
1 January	748	550
Gains and losses recognised in income statement	11	40
Gains and losses recognised in other comprehensive income	55	190
Purchases and new issues	94	30
Sales and settlements*	(212)	(62)
31 December	696	748
* This includes €(157) million movement due to derecognition of Unilever Ventures' equity interest in Nutrafol before business combination (refer to note 21 for more details).
Significant unobservable inputs used in Level 3 fair values
Assets valued using Level 3 techniques include €623 million (2021: €736 million) relating to a number of unlisted investments within Unilever Ventures companies, none of which are individually material; €122 million (2021: €115 million) of long-term cash receivables under life insurance policies and €41 million (2021: €43 million) for option to acquire non-controlling interest. Valuation techniques used are specific to each asset and for all assets a change in one or more of the inputs to reasonably possible alternative assumptions would not change the value significantly.
Calculation of fair values
The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December 2021.
Assets and liabilities carried at fair value
■The fair values of quoted investments falling into Level 1 are based on current bid prices.
■The fair values of unquoted financial assets at fair value through other comprehensive income and at fair value through profit or loss are based on recent trades in liquid markets, observable market rates, discounted cash flow analysis and statistical modelling techniques such as the Monte Carlo simulation. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.
■Derivatives are valued using valuation techniques with market observable inputs. The models incorporate various inputs including the credit quality of counter-parties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying commodities.
■For listed securities where the market is not liquid, and for unlisted securities, valuation techniques are used. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same and discounted cash flow calculations.
Other financial assets and liabilities (fair values for disclosure purposes only)
■Cash and cash equivalents, trade and other current receivables, bank loans and overdrafts, trade payables and other current liabilities have fair values that approximate to their carrying amounts due to their short-term nature.
■The fair values of listed bonds are based on their market value.
■Non-listed bonds, other loans, bank loans and non-current receivables and payables are based on the net present value of the anticipated future cash flows associated with these instruments using rates currently available for debt on similar terms, credit risk and remaining maturities.
Policies and processes used in relation to the calculation of Level 3 fair values
Assets valued using Level 3 valuation techniques are primarily made up of long-term cash receivables and unlisted investments. Valuation techniques used are specific to the circumstances involved. Unlisted investments include €623 million (2021: €736 million) of investments within Unilever Ventures companies.

196	Unilever Annual Report on Form 20-F 2022 | Financial Statements

Notes to the Consolidated Financial Statements Unilever Group
19. Provisions

Provisions are recognised where a legal or constructive obligation exists at the balance sheet date, as a result of a past event, where the amount of the obligation can be reliably estimated and where the outflow of economic benefit is probable.

	€ million	€ million
Provisions	2022	2021
Due within one year	748	480
Due after one year	550	611
Total provisions	1,298	1,091

	€ million	€ million	€ million	€ million	€ million
Movements during 2022	Restructuring	Legal	Brazil indirect taxes	Other	Total
1 January 2022	227	223	57	584	1,091
Additions through business combinations	–	6	–	–	6
Income statement:
Charges	270	130	7	191	598
Releases	(54)	(7)	(2)	(103)	(166)
Utilisation	(135)	(27)	(3)	(66)	(231)
Currency translation	(3)	(4)	7	–	–
31 December 2022	305	321	66	606	1,298
Restructuring provisions primarily include people costs such as redundancy costs and the cost of compensation where manufacturing, distribution, service or selling agreements are to be terminated. The Group expects these provisions to be substantially utilised within the next few years.
The Group is involved from time to time in legal and arbitration proceedings arising in the ordinary course of business. As previously disclosed, along with other consumer product companies and retail customers, Unilever is involved in a number of ongoing investigations by national competition authorities. These proceedings and investigations are at various stages and concern a variety of product markets. Where specific issues arise, provisions are made to the extent appropriate. Due to the nature of the legal cases, the timing of utilisation of these provisions is uncertain.
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
Other commitments principally comprise commitments under contract to purchase materials and services. They do not include commitments to purchase property, plant and equipment, which are reported in note 10 on pages 175 to 177.

	€ million	€ million	€ million	€ million
	Leases	Leases	Other Commitments	Other Commitments
Lease commitments and other commitments fall due as follows:	2022	2021	2022	2021
Within 1 year	64	56	1,806	1,233
Later than 1 year but not later than 5 years	91	90	2,020	1,554
Later than 5 years	164	23	231	501
	319	169	4,057	3,288

Unilever Annual Report on Form 20-F 2022 | Financial Statements	197

Notes to the Consolidated Financial Statements Unilever Group
20. Commitments and contingent liabilities continued
Contingent liabilities

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
In the case of fiscal matters, the known maximum exposure is the amount included in a tax assessment.

	€ million	€ million
Summary of contingent liabilities	2022	2021
Corporate reorganisation – IPI, PIS and COFINS taxes and penalties	3,292	2,549
Inputs for PIS and COFINS taxes	40	36
Goodwill amortisation	154	137
Other tax assessments – approximately 700 cases	876	749
Total Brazil Tax	4,362	3,471
Other contingent liabilities	609	656
Total contingent liabilities	4,971	4,127
Brazil tax
During 2004, and in common with many other businesses operating in Brazil, one of our Brazilian subsidiaries received a notice of infringement from the Federal Revenue Service in respect of indirect taxes regarding corporate reorganisation. The notice alleges that a 2001 reorganisation of our local corporate structure was undertaken without a valid business purpose. The 2001 reorganisation was comparable with restructuring done by many companies in Brazil. The original dispute was resolved in the courts in the Group’s favour. However, in 2013 a new assessment was raised in respect of a similar matter. Additionally, during the course of 2014 and between 2017 and 2022, other notices of infringement were issued based on the same grounds argued in the previous assessments. The total amount of the tax assessments in respect of this matter is €3,292 million (2021: €2,549 million).
The Group believes that the likelihood that the Brazilian tax authorities will ultimately prevail is low, however there can be no guarantee of success in court. In each case we believe our position is strong, so they have not been provided for and are considered to be contingent liabilities. Due to the fiscal environment in Brazil, the possibility of further tax assessments related to the same matters cannot be ruled out. We expect that tax litigation cases related to this matter may move from the Administrative to the Judicial Courts, although the exact timing is uncertain. In such case, we will be required to make a judicial deposit or provide a guarantee in respect of the disputed tax, interest and penalties. The judicial process in Brazil is likely to take a number of years to conclude.
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
Goodwill is measured at the acquisition date as the fair value of consideration transferred, plus non-controlling interests and the fair value of any previously held equity interests less the net recognised amount (which is generally fair value) of the identifiable assets and liabilities assumed. Goodwill is subject to an annual review for impairment (or more frequently if necessary) in accordance with our accounting policies. Any impairment is charged to the income statement as it arises. Detailed information relating to goodwill is provided in note 9 on pages 172 to 174.
Non-controlling interests are valued based on the proportion of net assets of the acquired company at the date of acquisition.
Transaction costs are expensed as incurred, within non-underlying items.
Changes in ownership that do not result in a change of control are accounted for as equity transactions and therefore do not have any impact on goodwill. The difference between consideration and the non-controlling share of net assets acquired is recognised within equity.

198	Unilever Annual Report on Form 20-F 2022 | Financial Statements

Notes to the Consolidated Financial Statements Unilever Group
21. Acquisitions and disposals continued
2022
In 2022, the Group completed the business acquisitions and disposals as listed below. The net consideration for acquisitions in 2022 is €811 million (2021: €2,117 million for acquisitions completed during that year). More information related to the 2022 acquisition is provided below.

Deal completion date	Acquired business
25 April 2022	Sold S3, Royale Ambrée and Petit Cheri brands in Spain to Sensogreen Healthcare.
29 April 2022	Sold Unilever Life, the direct selling business in Thailand, to RS Group.
1 July 2022
Sold ekaterra (Global Tea business excluding India, Indonesia, Nepal and Ready to Drink) to CVC Capital Partners. ekaterra includes brands such as Lipton, Brooke Bond and PG Tips. Further details are provided below.

7 July 2022
Acquired a further 67% of Nutraceutical Wellness, Inc. (Nutrafol) bringing total investment to 80%, a producer based in the US of hair growth solutions for men and women. The acquisition complements Unilever’s existing Health & Wellbeing portfolio, bringing to market a science-led approach to hair wellness. Further details are provided below.

Nutrafol Acquisition
On 7 July 2022, Unilever acquired a further 67% of the shares of Nutrafol, a US-based hair wellness company in which Unilever Ventures previously held a minority stake (13%), to bring Unilever’s total equity interest to 80%. The fair value of Unilever Ventures' equity interest in Nutrafol before the business combination amounted to €157 million, with a gain of €149 million recognised as Other Comprehensive Income prior to derecognition of the investment. Strategically, Nutrafol expands our Health & Wellbeing portfolio, bringing to market a science-led approach to hair wellness supported by digital-first capabilities. We believe Unilever’s capabilities and sustainability principles will allow us to protect the legacy of the brand while strengthening it.
The total consideration paid for the 67% share of Nutrafol was €811 million, all of which was settled in cash on completion.
The provisional fair value of net assets recognised on the balance sheet is €487 million. Currently all balances remain provisional as we finalise our review of the asset valuations. The main asset acquired was the brand intangible valued using an income approach model by estimating future cash flows generated by the brand and discounting them to present value using rates in line with a market participant expectation. The key assumptions in the brand valuation are revenue growth and discount rates. A deferred tax liability primarily related to the brand intangibles estimated at €153 million was also recognised.
As part of the acquisition, goodwill of €580 million has been recognised and is not deductible for tax purposes. Since the acquisition date, the goodwill balance has decreased by €25 million as a result of foreign exchange. Goodwill represents the future value that the Group believes it will obtain through operational synergies and the application of acquired company ideas to existing Unilever channels and businesses. Detailed information relating to goodwill is provided in note 9 on pages 172 to 175.
2021
In 2021 the Group completed the business acquisitions and disposals listed below. In each case (unless otherwise stated), 100% of the businesses were acquired. For all businesses acquired, the acquisition accounting has been finalised. Subsequent changes to the provisional numbers published last year are immaterial. Total consideration for 2021 acquisitions was €2,117 million.

Deal completion date	Acquired business
29 January 2021	Acquired 51% of Welly Health, a producer of bandages and other healthcare-related items. The acquisition helps to expand Unilever’s existing Health & Wellbeing portfolio.
28 May 2021	Acquired Onnit Lab Inc. a holistic wellness and lifestyle company based in the US. Onnit complements our growing portfolio of innovative wellness and supplement brands.
2 August 2021	Acquired Paula's Choice Inc., a Prestige Skin Care company based in the US. The acquisition strengthens our presence in Prestige Skin Care, with an established direct-to-consumer eCommerce business.
Paula's Choice Acquisition
On 2 August 2021, the Group acquired 100% of the shares of Paula's Choice Inc., a US-based Prestige Skin Care company. The total consideration paid was €1,832 million which comprised of €1,818 million cash paid on the completion date and €14 million of deferred consideration. The fair value of net assets recognised on the balance sheet was €1,223 million. The main assets acquired were brands which were valued using an income approach model by estimating future cash flows generated by the brand and discounting them to present value using rates in line with a market participant expectation. As part of the acquisition, goodwill of €609 million was recognised and which was not deductible for tax purposes.
Effect on consolidated income statement
The acquisition deals completed in 2022 have contributed €174 million to the Group turnover and €31 million to the Group operating profit since the date of acquisition. If the acquisition deals completed in 2022 had all taken place at the beginning of the year, Group turnover would have been €60,206 million, and Group operating profit would have been €10,772 million. In 2021, the impact of acquisitions completed in the year was €196 million to Group turnover and €16 million to Group operating profit since the date of acquisition. If all of the acquisitions had taken place at the beginning of 2021, Group turnover for 2021 would have been €52,637 million and Group operating profit would have been €8,738 million.

Unilever Annual Report on Form 20-F 2022 | Financial Statements	199

Notes to the Consolidated Financial Statements Unilever Group
21. Acquisitions and disposals continued
Effect on consolidated balance sheet
Acquisitions
The following table sets out the overall impact of the Nutrafol acquisition in 2022 as well as comparative years on the consolidated balance sheet. The fair values currently used for opening balances of the Nutrafol acquisition are provisional. These balances remain provisional due to outstanding relevant information in regard to facts and circumstances that existed as of the acquisition date and/or where valuation work is still ongoing.

	€ million	€ million	€ million
	2022	2021	2020 (a)
Net assets acquired	487	1,372	3,857
Non-controlling interest	(99)	(14)	(27)
Goodwill	580	759	2,507
Total consideration	968	2,117	6,337
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

In 2022, the net assets acquired and total payment for the Nutrafol acquisition consists of:

€ million
2022
Intangible assets	603
Other non-current assets	–
Trade and other receivables	11
Other current assets(a)	70
Non-current liabilities(b)	(160)
Current liabilities	(37)
Net assets acquired	487
Non-controlling interest	(99)
Goodwill	580
Total consideration	968
Of which:
Cash consideration paid for 67% stake	811
Fair value of 13% stake previously held by Unilever Ventures	157
(a)Other current assets include inventories of €41 million and cash and cash equivalents of €29 million.
(b)Non-current liabilities include deferred tax of €153 million.

200	Unilever Annual Report on Form 20-F 2022 | Financial Statements

Notes to the Consolidated Financial Statements Unilever Group
21. Acquisitions and disposals continued
Disposals
Total consideration for 2022 disposals is €4,606 million (2021: €49 million for disposals completed during that year). The following table sets out the effect of disposals in 2022 and comparative years on the consolidated balance sheet. The results of disposed businesses are included in the consolidated financial statements up until their date of disposal.

	€ million	€ million
	2022	2021
Goodwill and intangible assets(a)	948	3
Other non-current assets(b)	1,075	4
Current assets(c)	833	10
Liabilities(d)	(649)	(3)
Net assets sold	2,207	14
(Gain)/loss on recycling of currency retranslation on disposal	65	0
Profit/(loss) on sale attributable to Unilever	2,334	35
Consideration	4,606	49
Of which:
Cash	4,606	40
Cash balances of businesses sold	20	3
Non-cash items and deferred consideration	(20)	6
(a)Includes €548 million of allocated goodwill and €395 million related to intangibles related to Tazo, T2, Pukka and Glen for the disposal of ekaterra.
(b)Non-current assets include PPE of €453 million and deferred tax assets of €595 million related to the disposal of ekaterra.
(c)Current assets include inventories of €301 million and trade and other receivables of €487 million related to the disposal of ekaterra.
(d)Liabilities include €518 million of trade payables, €59 million of financial liabilities and €31 million of deferred tax liabilities related to the disposal of ekaterra.

ekaterra Disposal
On 1 October 2021, Unilever completed the internal reorganisation whereby it separated elements of its Tea business into ekaterra, a separate legal structure, which at the time was still 100% owned by Unilever. In November 2021, Unilever Group signed an agreement to sell ekaterra to CVC Capital Partners.
On 1 July 2022, Unilever sold ekaterra, to CVC Capital Partners for €4,594 million cash consideration. The transaction involved the sale of 100% shares of ekaterra Holdings B.V. and tea business assets in a small number of jurisdictions that were delayed for local tax and/or legal reasons.
Profit on this disposal was €2,303 million, recognised as a non-underlying item (see note 3).

Unilever Annual Report on Form 20-F 2022 | Financial Statements	201

Notes to the Consolidated Financial Statements Unilever Group
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
Non-current assets and liabilities held for sale are recognised as current on the balance sheet.

	€ million	€ million
	2022 (a)	2021 (b)
	Total	Total
Property, plant and equipment held for sale(c)	4	2

Non-current assets
Goodwill and intangibles	2	901
Property, plant and equipment	20	447
Deferred tax assets	–	329
Other non-current assets	–	25
	22	1,702
Current assets
Inventories	–	258
Trade and other receivables	2	336
Current tax assets	–	11
Cash and cash equivalents	–	90
Other current assets	–	2
	2	697
Assets held for sale	28	2,401

Current liabilities
Trade payables and other current liabilities	2	652
Current tax liabilities	–	9
Financial liabilities due within one year	2	49
Provisions	–	8
	4	718
Non-current liabilities
Pension and post-retirement healthcare liabilities	–	12
Financial liabilities due after one year	–	31
Other non-current liabilities	–	2
Deferred tax liabilities	–	57
	–	102
Liabilities held for sale	4	820
(a)In 2022, disposal groups held for sale relate to the disposal of the Foods factory in Tula (Nutrition), expected to be disposed in Q1 2023 as part of the disposal of Calve and Baltimore in Russia and Kazakhstan (€17 million), and deferred ekaterra transactions in Turkey and Vietnam (€3 million), expected to be disposed in Q1 2023.
(b)In 2021, disposal groups held for sale were primarily related to the Tea Business which was disposed of during the year.
(c)Includes manufacturing assets held for sale.
On disposal of an asset or disposal group, the associated currency translation difference, including amounts previously reported within equity, is reclassified to the income statement as part of the gain or loss on disposal. This is estimated to be a €14 million loss.

202	Unilever Annual Report on Form 20-F 2022 | Financial Statements

Notes to the Consolidated Financial Statements Unilever Group
23. Related party transactions

A related party is a person or entity that is related to the Group. These include both people and entities that have, or are subject to, the influence or control of the Group.
Joint ventures
The following related party balances existed with joint venture businesses at 31 December:

	€ million	€ million
	2022	2021
Related party balances	Total	Total
Sales to joint ventures	1,158	1,060
Purchases from joint ventures	134	127
Receivables from joint ventures	78	71
Payables to joint ventures	33	36
Loans to joint ventures	226	241
Royalties and service fees	22	20
Significant joint ventures are Unilever FIMA LDA in Portugal, Binzagr Unilever Distribution in the Middle East, the Pepsi Lipton Tea Partnership in the US and Pepsi Lipton International Ltd for the rest of the world.
Associates
There are no trading balances due to or from associates.
Langholm Capital II was launched in 2009. Unilever has invested €65 million in Langholm II, with an outstanding commitment at the end of 2022 of €1 million (2021: €1 million). During 2022, Unilever received €1 million (2021: €32 million) from its investment in Langholm Capital II.

24. Share Buyback
On 10 February 2022, we announced a share buyback programme of up to €3 billion to be completed over 2022 and 2023. During 2022, we completed two tranches and repurchased 34,217,605 ordinary shares which are held by Unilever as treasury shares. Consideration paid for the repurchase of shares including transaction costs was €1,509 million which is recorded within other reserves.

Unilever Annual Report on Form 20-F 2022 | Financial Statements	203

Notes to the Consolidated Financial Statements Unilever Group
25. Remuneration of auditors

	€ million	€ million	€ million
	2022	2021	2020
Fees payable to the Group’s auditors for the audit of the consolidated and parent
company accounts of Unilever PLC	6	5	6
Fees payable to the Group’s auditors for the audit of accounts of subsidiaries of
Unilever PLC pursuant to legislation(a)(b)	17	17	13
Total statutory audit fees	23	22	19
Fees payable to the Group’s auditors for the audit of non-statutory
financial statements(c)	–	5	6
Audit-related assurance services(d)	–	–	–
Other taxation advisory services	–	–	–
Services relating to corporate finance transactions	–	–	–
Other assurance services(e)	1	1	1
All other non-audit services(d)	–	–	–
Total fees payable	24	28	26
(a)Comprises fees payable to the KPMG network of independent member firms affiliated with KPMG International Cooperative for audit work on statutory financial statements and Group reporting returns of subsidiary companies.
(b)Amount payable to KPMG in respect of services supplied to associated pension schemes was less than €1 million individually and in aggregate (2021: less than €1 million individually and in aggregate; 2020: less than €1 million individually and in aggregate).
(c)2021 includes €5 million and 2020 includes €6 million for the audit of carve-out financial statements of ekaterra.
(d)Amounts paid in relation to each type of service are less than €1 million individually and in aggregate (2021: less than €1 million and in aggregate; 2020: less than €1 million and in aggregate).
(e)2022 and 2021 include various services, each less than €1 million individually. 2020 includes €1 million for assurance work on Unification.

26. Events after the balance sheet date

Where events occurring after the balance sheet date provide evidence of conditions that existed at the end of the reporting period, the impact of these events is adjusted within the financial statements. Otherwise, events after the balance sheet date of a material size or nature are disclosed below.
Dividend
On 9 February 2023, Unilever announced a quarterly dividend with the 2022 fourth-quarter results of £0.3812 per PLC ordinary share. The total value of the announced dividend is €1,086 million.
Ordinary share capital issuance
On 27 January 2023, following a block listing of 5,000,000 ordinary shares of 3 1/9 pence each made in December 2022, an initial tranche of 50,000 new ordinary shares was issued by Unilever PLC to meet its obligations under employee share schemes.
Brand disposal
On 14 February 2023, Unilever has announced the sale of its Suave brand in North America to Yellow Wood Partners LLC. The Suave beauty and personal care brand includes hair care, skin care, skin cleansing and deodorant products. The transaction is expected to close in the second quarter of 2023, subject to regulatory approvals and closing conditions.
Debt issuance
On 23 February 2023, Unilever issued €500 million 3.25% fixed rate notes maturing in 2031 and €500 million 3.50% fixed rate notes maturing in 2035.

204	Unilever Annual Report on Form 20-F 2022 | Financial Statements

Notes to the Consolidated Financial Statements Unilever Group
27. Significant subsidiaries
The following represents the significant subsidiaries of the Group at 31 December 2022, that principally affect the turnover, profit and net assets of the Group. The percentage of share capital shown below represents the aggregate percentage of equity capital directly or indirectly held by Unilever PLC in the company. The companies are incorporated and principally operated in the countries under which they are shown except where stated otherwise.

Country	Name of company	Shareholding %
Argentina	Unilever de Argentina S.A.	100%
Australia	Unilever Australia Limited	100%
Bangladesh	Unilever Bangladesh Limited	61%
Brazil	Unilever Brasil Ltda.	100%
Canada	Unilever Canada Inc.	100%
China	Unilever Services (Hefei) Co. Ltd	100%
China	Wall's (China) Co. Limited	100%
England and Wales	Unilever UK & CN Holdings Limited	100%
England and Wales	Unilever Global IP Ltd	100%
England and Wales	Unilever U.K. Holdings Limited	100%
England and Wales	Unilever UK Limited	100%
England and Wales	Unilever U.K. Central Resources Limited	100%
France	Unilever France S.A.S.	100%
Germany	Unilever Deutschland GmbH	100%
Germany	Unilever Deutschland Holding GmbH	100%
India	Hindustan Unilever Limited	62%
Indonesia	PT Unilever Indonesia Tbk	85%
Italy	Unilever Italia Mkt Operations S.R.L.	100%
Mexico	Unilever de Mexico, S. de R.l. de C.V.	100%
Netherlands	Mixhold B.V.	100%
Netherlands	Unilever Finance Netherlands B.V.	100%
Netherlands	Unilever IP Holdings B.V.	100%
Netherlands	Unilever Nederland B.V.	100%
Netherlands	Unilever Europe B.V.	100%
Netherlands	UNUS Holding B.V.	100%
Pakistan	Unilever Pakistan Limited	99%
Philippines	Unilever Philippines, Inc.	100%
Russia	OOO Unilever Rus	100%
Singapore	Unilever Asia Private Limited	100%
South Africa	Unilever South Africa (Pty) Limited	100%
Spain	Unilever Espana S.A.	100%
Switzerland	Unilever Finance International AG	100%
Thailand	Unilever Thai Trading Limited	100%
Turkey	Unilever Sanayi ve Ticaret Turk A.S.	100%
United States of America	ConopCo, Inc.	100%
United States of America	Unilever Capital Corporation	100%
United States of America	Unilever North America Supply Chain Company LLC	100%
United States of America	Unilever United States, Inc.	100%
United States of America	Ben & Jerry's Homemade, Inc.	100%
United States of America	Paula's Choice, Inc.	100%
United States of America	THE LIV GROUP INC	100%
United States of America	Unilever Trumbull Research	100%
United States of America	US Health & Wellbeing, LLC	100%
Vietnam	Unilever Vietnam International Company Limited	100%

Unilever Annual Report on Form 20-F 2022 | Financial Statements	205

THIS PAGE INTENTIONALLY LEFT BLANK

206	Unilever Annual Report on Form 20-F 2022 | Financial Statements

THIS PAGE INTENTIONALLY LEFT BLANK

Unilever Annual Report on Form 20-F 2022 | Financial Statements	207

THIS PAGE INTENTIONALLY LEFT BLANK

208	Unilever Annual Report on Form 20-F 2022 | Financial Statements

THIS PAGE INTENTIONALLY LEFT BLANK

Unilever Annual Report on Form 20-F 2022 | Financial Statements	209

THIS PAGE INTENTIONALLY LEFT BLANK

210	Unilever Annual Report on Form 20-F 2022 | Financial Statements

THIS PAGE INTENTIONALLY LEFT BLANK

Unilever Annual Report on Form 20-F 2022 | Financial Statements	211

THIS PAGE INTENTIONALLY LEFT BLANK

212	Unilever Annual Report on Form 20-F 2022 | Financial Statements

THIS PAGE INTENTIONALLY LEFT BLANK

Unilever Annual Report on Form 20-F 2022 | Financial Statements	213

Group Companies
As at 31 December 2022
In accordance with Section 409 of the Companies Act 2006, a list of subsidiaries, partnerships, associates and joint ventures as at 31 December 2022 is set out below. All subsidiary undertakings are subsidiary undertakings of their immediate parent undertaking(s) pursuant to section 1162 (2) (a) of the Companies Act 2006 unless otherwise indicated – see the notes on page 224. All subsidiary undertakings not included in the consolidation are not included because they are not material for such purposes. All associated undertakings are included in the Unilever Group’s financial statements using the equity method of accounting unless otherwise indicated – see the notes on page 224.
See page 205 of the Annual Report and Accounts for a list of the significant subsidiaries.
Companies are listed by country and under their registered office address. The aggregate percentage of capital held by the Unilever Group is shown after the subsidiary company name, except where it is 100%. If the Nominal Value field is blank, then the Share Class Note will identify the type of interest held in the entity.
Subsidiary undertakings included in the consolidation

Name of Undertaking	Nominal Value	Share Class Note
Algeria – Zone Industrielle Hassi Ameur Oran 31000
Unilever Algérie SPA (72.50)	DZD1,000.00	1
Argentina – Tucumán 1, Piso 4°, Cdad. de Buenos Aires
Arisco S.A.	ARS1.00	1
Unilever De Argentina S.A.	ARS1.00	1
Club de beneficios S.A.U.	ARS1.00	1
Argentina – Mendoza km 7/8 – Pocitos, San Juan
Helket S.A.	ARS1.00	1
Argentina – Juana Manso 205, 7mo. Piso, Ciudad Autónoma de Buenos Aires
Gronextar S.A.	ARS1.00	1
Argentina – Alferez Hipolito Bouchard 4191, Munro, Provincia de Buenos Aires
Urent S.A.	ARS1.00	1
Australia – 219 North Rocks Road, North Rocks NSW 2151
Ben & Jerry’s Franchising Australia Limited	AUD1.00	1
TIGI Australia Pty Limited	AUD1.00	2
	AUD1.00	3
Unilever Australia (Holdings) Pty Limited	AUD1.00	1
Unilever Australia Group Pty Limited	AUD2.7414	1
Unilever Australia Limited	AUD1.00	1
Unilever Australia Supply Services Limited	AUD1.00	1
Unilever Australia Trading Limited	AUD1.00	1
Australia – 111-115 Chandos Street, Crows Nest, NSW 2065
Dermalogica Holdings Pty Limited	AUD1.00	1
Dermalogica Pty Limited	AUD2.00	1
Australia – Level 12, 60 Castlereagh Street, Sydney, New South Wales, 2000
Paula's Choice International Australia Pty Limited	AUD0.01	1
Austria – Stella-Klein-Löw Weg 13, 1023 Wien
Delico Handels GmbH	EUR36,336.42	1
Kuner Nahrungsmittel GmbH	EUR36,336.42	1
TIGI Handels GmbH	EUR36,336.42	1
ULPC Handels GmbH	EUR218,018.50	1
Unilever Austria GmbH	EUR10,000,000.00	1
Bangladesh – 51 Kalurghat Heavy Industrial Area, Kalurghat, Chittagong
Unilever Bangladesh Limited (60.75)	BDT100.00	1
Bangladesh – Fouzderhat Industrial Area, North Kattali, Chattogram 4217
Unilever Consumer Care Limited (81.98)	BDT10.00	1
Belgium – Industrielaan 9, 1070 Brussels
Unilever Belgium NV/SA	No Par Value	1
Bolivia – Av. Blanco Galindo Km. 10.4 Cochabamba
Unilever Andina Bolivia S.A.	BS100.00	1
Brazil – Rua Oscar Freire, n. 957, mezanino, room 1, Cerqueira Cesar, Zip Code 01426-003, São Paulo/SP
Euphoria Ice Cream Comercio de Alimentos Limitada	BRL1.00	5
Brazil – Rod. BR 101-Norte, s/n, km. 43,6 – Room 4, Igarassu /PE

Name of Undertaking	Nominal Value	Share Class Note
Cicanorte Industria de Conservas Alimenticas S.A.	BRL2.80	1
Brazil – Rua Gomes de Carvalho, 1666, conjunto 161, 16ª andar, Bairro Vila Olimpia, São Paulo, Zip Code 04547-006
E-UB Comércio Limitada	BRL1.00	5
Brazil – Cidade de Valinhos, Estado de São Paulo Rua Campos Salles, nº 20, Parte, Centro, Zip Code 13.271-900
Unilever Logistica Serviços Limitada	BRL1.00	5
Brazil – Av. das Nações Unidas, n. 14.261, 3rd floor, Parte – Gelados SP, Wing B, Vila Gertrudes, Zip Code 04794-000, São Paulo/SP
Unilever Brasil Gelados Limitada	BRL1.00	5
Brazil – Av. das Nações Unidas, n. 14.261, 3rd to 6th floors, Wing B Vila Gertrudes, Zip Code 04794-000, São Paulo/SP
Unilever Brasil Limitada	BRL1.00	5
Brazil – Av. das Nações Unidas, n. 14.261, 3rd floor, Wing A, Vila Gertrudes, Zip Code 04794-000, São Paulo/SP
Unilever Brasil Industrial Limitada	BRL1.00	5
Brazil – Rua Harmonia, 271, Sumarezinho, São Paulo/SP, CEP 05435-000
Mãe Terra Produtos Naturais Limitada	BRL1.00	5
Brazil – Rua Tenente Pena, No. 156, Bom Retiro, CEP 01127-020, São Paulo
Smart Home Comércio E Locação De Equipamentos S.A (50.01)	No Par Value	1
Brazil – São Paulo, Estado de São Paulo na Rua Demóstenes nº 1072, Bairro Campo Belo CEP 04614-010
Ole Franquia Limitada	BRL1.00	1
Brazil – Rua Gomes de Carvalho, 1666, conjunto 161, 5ª andar, locker 5D Bairro Vila Olimpia, São Paulo, Zip Code 04547-006
Compra Agora Serviços Digitais Limitada	BRL1.00	5
Bulgaria – City of Sofia, Borough Mladost, 1, Business Park, Building 3, Floor 1
Unilever Bulgaria EOOD	BGN1,000.00	1
Bulgaria – District Veliko Tarnovo, 5030, Debelets city, Promishlena Zona
Unilever Ice Cream Bulgaria EOOD	BGN 5,000.00	1
Cambodia – No. 443A Street 105, Sangkat Boeung Pralit, Khan 7 Makara Phnom Penh Capital
Unilever (Cambodia) Limited	KHR20,000.00	1
Canada – c/o Austring, Fairman & Fekete, 3081, 3rd Avenue, Whitehorse, Yukon Territory, Y1A 4Z7
Dermalogica (Canada) Limited	No Par Value	6
Canada – PO Box 49130, 2900 – 595 Burrard Street, Vancouver BC V7X 1J5
Dollar Shave Club Canada, Inc.	CAD0.01	7
Canada – 800-885 West Georgia Street, Vancouver BC V6C 3H1
Seventh Generation Family & Home ULC	No Par Value	7
Canada – 1000 rue de la Gauchetière Ouest, Bureau 2500, Montreal H3B 0A2
4012208 Canada Inc.	No Par Value	7
Canada – 160 Bloor Street East, Suite 1400, Toronto ON M4W 3R2
Unilever Canada Inc.	No Par Value	8
	No Par Value	9
	No Par Value	10
	No Par Value	11
	No Par Value	12
Canada – McCarthy Tetrault LLP, 745 Thurlow Street, Suite 2400, Vancouver, BC, V6E 0C5
Hourglass Cosmetics Canada Limited	No Par Value	1

214	Unilever Annual Report on Form 20-F 2022 | Financial Statements

Group Companies

Name of Undertaking	Nominal Value	Share Class Note
Canada – Suite 1700, Park Place, 666 Burrard Street, Vancouver BC, V6C 2X8
Elida Beauty Canada Inc.	USD0.01	7
Chile – Av. Las Condes 11.000 Piso 4-5, Vitacura
Unilever Chile Limitada		13
China – Room 1001, No. 398, Caoxi Road (N), Xuhui District, Shanghai, 200030
Blueair (Shanghai) Sales Co. Limited	CNY1.00	1
China – 1st Floor, No. 78 Binhai 2nd Road, Hangzhou Bay, New District, Ningbo City, Zhejiang Province
Ningbo Hengjing Inspection Technology Co., Limited (67.71)	CNY1.00	1
China – No.78, Binhai 2 Avenue, Hangzhou Bay New District, Ningbo, 315336
Qinyuan Group Co. Limited (67.71)	CNY1.00	1
China – Room 744, 9F, No. 583 Lingling Road, Xuhui District, Shanghai, 200030
Shanghai Qinyuan Environment Protection Technology Co. Limited (67.71)	CNY1.00	1
China – No.33 North Fuquan Road, Shanghai, 200335
Unilever (China) Investing Company Limited	USD1.00	1
China – 88 Jinxiu Avenue, Hefei Economic and Technology Development Zone, Hefei, 230601
Unilever (China) Company Limited	USD1.00	1
Unilever Services (Hefei) Co. Limited	CNY1.00	1
China – No. 225 Jingyi Road, Tianjin Airport Economic Area, Tianjin
Unilever (Tianjin) Company Limited	USD1.00	1
China – 1068 Ting Wei Road, Jinshanzui Industrial Region, Jinshan District, Shanghai
Unilever Foods (China) Co. Limited	USD1.00	1
China – No. 166, Lihua Avenue West, Qinglong Town, Pengshan District, Meishan City, Sichuan province 620800
Unilever (Sichuan) Company Limited	USD1.00	1
China – No.16 Wanyuan Road, Beijing E&T Development, Beijing 100076
Wall`s (China) Co. Limited	USD1.00	1
China – No. 358, Xingci 1 Road, Hangzhou Bay, New District, Ningbo, 315336
Zhejiang Qinyuan Water Treatment Technology Co. Limited (67.71)	CNY1.00	1
China – Room 326, 3rd Floor, Xinmao Building, No.2 South Taizhong Road South, Shanghai Free Trade Zone
Unilever Trading (Shanghai) Co. Limited	CNY1.00	1
China – Floor 1, Building 2, No.33, North Fuquan Road, Shanghai, 200335
Shanghai CarverKorea Limited	USD1.00	1
China- 2F, No. 10, Lane 255, Xiaotang Road, Fengxian District, Shanghai
Paula's Choice (Shanghai) Trading Co. Limited	CNY10,000,000	8
	CNY10,000,000	9
China- Room 1436, No.1256\1258, Wanrong Road, Jing'an District, Shanghai
Paula's Choice (Shanghai) Technology Co. Limited	CNY20,000,000	8
	CNY20,000,000	9
China- Zibian 2105, No.63, Mingzhu Avenue (North), Conghua District, Guangzhou City
Unilever (Guangzhou) Co. Limited	CNY1.00	1
China- 5/F, Block 1, Qunjia Building, 366 Shengkang Road, Jiubao Sub-district, Shangcheng District, Hangzhou
GoUni (Hangzhou) Trading Co., Limited	CNY20,000,000	1
China – Room 407, No 1256&1258 Wan Rong Road, Shanghai
UPD China Limited	CNY1.00	1
Colombia – Av. El Dorado, No. 69B-45. Bogota Corporate Center Piso 7, Bogotá
Unilever Andina Colombia Limitada	COP100.00	1
ULeX Colombia S.A.S.	COP100.00	1
Costa Rica – De la intersección Cariari, 400 mts. Oeste y 800 mts al Norte, frente a sede Testigos de Jehová, Planta Industrial Lizano, Heredia, Belén, La Asunción de Belén
Unilever de Centroamerica S.A.	CRC1.00	1
Costa Rica – Provincia de Heredia, Cantón Belén, Distrito de la Asunción, de la intersección Cariari- Belén, 400 Mts. Oeste, 800 Mts., al Norte
UL Costa Rica SCC S.A.	CRC1.00	1
Cote D’Ivoire – 01 BP 1751 Abidjan 01, Boulevard de Vridi

Name of Undertaking	Nominal Value	Share Class Note
Unilever-Cote D’Ivoire (99.78)	XOF5,000.00	1
Cote D’Ivoire – Abidjan-Marcory, Boulevard Valery Giscard d’Estaing, Immeuble Plein Ciel, Business Center, 26 BP 1377, Abidjan 26
Unilever Afrique de l’Ouest	XOF10,000.00	1
Croatia – Strojarska cesta 20, 10000 Zagreb
Unilever Hrvatska d.o.o.	HRK1.00	1
Cuba – Zona Especial de Desarrollo Mariel, Provincia Artemisa
Unilever Suchel, S.A. (60)	USD1,000.00	56
Cyprus – Head Offices, 195C Old Road Nicosia Limassol, CY-2540 Idalion Industrial Zone – Nicosia
Unilever Tseriotis Cyprus Limited (84)	EUR1.00	1
Czech Republic – Voctářova 2497/18, 180 00 Praha 8
Unilever ČR, spol. s r.o.	CZK210,000.00	1
UNILEVER RETAIL ČR, spol. s r.o.	CZK100,000.00	1
Denmark – Ørestads Boulevard 73, 2300 København S
Unilever Danmark A/S	DKK1,000.00	1
Denmark – Petersmindevej 30, 5000 Odense C
Unilever Produktion ApS	DKK100.00	1
Djibouti-Haramous, BP 169
Unilever Djibouti FZCO Limited	USD200.00	1
Dominican Republic – Av. Winston Churchill, Torre Acropolis, Piso 16, Santo Domingo
Unilever Caribe, S.A.	DOP1,000.00	1
Ecuador – Km 25 Vía a Daule, Guayaquil
Unilever Andina Ecuador S.A.	USD1.00	1
Egypt – 5th Floor, North Tower, Galleria 40 Business Complex, Sheikh Zayed, 6th of October City, Giza
Unilever Mashreq for Manufacturing and Trading (SAE)	EGP10.00	1
Unilever Egypt for Shared Consultations Services	EGP10.00	1
Egypt – Public Free Zone, Alexandria
Unilever Mashreq International Company	USD1,000.00	5
Egypt – 14 May Bridge, Sidi Gaber, Smouha – Alexandria
Unilever Mashreq Trading LLC (in liquidation)	EGP1000.00	5
Commercial United for Import and Export LLC	EGP1000.00	1
Egypt – 15 Sphinx Square, El-Mohandsin, Giza
Unilever Mashreq for Import and Export LLC	EGP100.00	1
Egypt- Borg El-Arab, Alexandria
Fine Foods Egypt SAE (in liquidation)	EGP10.00	1
Egypt- Shooting Club, Dokki, Giza
United Beverages (in liquidation)	EGP10.00	1
El Salvador – Local 19 Nivel 19, Edificio Torre Futura, Calle El Mirador y 87 avenida norte, Colonia Escalón, San Salvador
Unilever El Salvador, SCC S.A. de C.V.	USD1.00	1
Unilever de Centro America S.A. de C.V.	USD11.00	1
England and Wales – Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
Accantia Group Holdings (unlimited company)	GBP0.01	1
Alberto-Culver (Europe) Limited	GBP1.00	1
Alberto-Culver Group Limited	GBP1.00	1
Alberto-Culver UK Holdings Limited	GBP1.00	1
Alberto-Culver UK Products Limited	GBP1.00	1
	GBP5.00	14
Associated Enterprises Limited°	GBP1.00	1
CPC (UK) Pension Trust Limited		16
Dollar Shave Club Limited	GBP1.00	1
Elida Beauty Limited	GBP1.00	1
GroNext Technologies Limited°	GBP1.00	1
Hourglass Cosmetics UK Limited	GBP1.00	1
Margarine Union (1930) Limited°	GBP1.00	1
	GBP1.00	18
	GBP1.00	68

Unilever Annual Report on Form 20-F 2022 | Financial Statements	215

Group Companies

Name of Undertaking	Nominal Value	Share Class Note
	GBP1.00	69
MBUK Trading Limited	GBP1.00	1
Mixhold Investments Limited	GBP1.00	1
ND4A Limited	GBP1.00	1
TIGI Holdings Limited	GBP1.00	1
Toni & Guy Products Limited°	GBP0.001	1
UAC International Limited	GBP1.00	1
UML Limited	GBP1.00	1
Unidis Forty Nine Limited	GBP1.00	1
Unilever Assam Estates Limited	GBP1.00	1
Unilever Australia Services Limited	GBP1.00	1
Unilever Company for Industrial Development Limited	GBP1.00	1
Unilever Company for Regional Marketing and Research Limited	GBP1.00	1
Unilever Corporate Holdings Limited°	GBP1.00	1
Unilever Employee Benefit Trustees Limited	GBP1.00	1
Unilever Group Limited°	GBP0.25	1
Unilever South India Estates Limited°	GBP1.00	1
	GBP1.00	15
Unilever S.K. Holdings Limited	GBP1.00	1
Unilever Overseas Holdings Limited°	GBP1.00	1
Unilever Superannuation Trustees Limited	GBP1.00	1
Unilever U.K. Central Resources Limited	GBP1.00	1
Unilever U.K. Holdings Limited°	GBP1.00	1
Unilever UK & CN Holdings Limited	GBP1.00	2
	GBP1.00	3
	GBP10.00	23
	GBP10.00	24
Unilever UK Group Limited	GBP1.00	2
	GBP1.00	3
	GBP1.00	21
Unilever US Investments Limited°	GBP1.00	1
United Holdings Limited°	GBP1.00	1
England-Wales- C/O Bdo Llp 5 Temple Square, Temple Street, Liverpool, L2 5RH
BBG Investments (France) Limited (in liquidation)	GBP1.00	1
Unilever Australia Investments Limited (in liquidation)	GBP1.00	1
Unilever Australia Partnership Limited (in liquidation)	GBP1.00	1
Unilever Innovations Limited (in liquidation)	GBP0.10	1
TIGI Limited (in liquidation)	GBP1.00	1
England and Wales – Unilever House, Springfield Drive, Leatherhead, KT22 7GR
Alberto-Culver Company (U.K.) Limited	GBP1.00	1
TIGI International Limited	GBP1.00	1
Unilever Pension Trust Limited	GBP1.00	1
Unilever UK Limited	GBP1.00	1
Unilever UK Pension Fund Trustees Limited	GBP1.00	1
USF Nominees Limited	GBP1.00	1
England and Wales – The Manser Building, Thorncroft Manor, Thorncroft Drive, Dorking Road, Leatherhead, Surrey, KT22 8JB
Dermalogica (UK) Limited	GBP1.00	1
England and Wales – 1st Floor, 16 Charles II Street, London, SW1Y 4QU
Twenty Nine Capital Partners Limited Partnership ∞ (80)		4
Unilever Ventures III Limited Partnership ∞ (86.25)		4
England and Wales – Union House, 182-194 Union Street, London, SE1 0LH
REN Skincare Limited	GBP1.00	1
REN Limited	GBP0.01	1
Murad Europe Limited	GBP1.00	1

Name of Undertaking	Nominal Value	Share Class Note
England and Wales – 3 St James's Road, Kingston Upon Thames, Surrey, KT1 2BA
Nature Delivered Limited	GBP0.001	1
	GBP0.001	79
	GBP0.001	84
Marshfield Bakery Limited	GBP0.01	1
England and Wales – 1 More Place, London, SE1 2AF
Accantia Health and Beauty Limited (in liquidation)	GBP0.25	1
Unidis Sixty Four Limited (in liquidation)	GBP1.00	1
Unilever Bestfoods UK Limited (in liquidation)	GBP1.00	1
England and Wales – C/O TMF Group, 8th Floor, 20 Farringdon Street, London, EC4A 4AB
Twenty Nine Capital Partners (General Partner) Limited◊	GBP1.00	1
Unilever Ventures Limited	GBP1.00	1
England and Wales – Port Sunlight, Wirral, Merseyside, CH62 4ZD
Unilever Global IP Limited °	GBP1.00	1
England and Wales – Suite 1, 3rd Floor, 11-12 St. James` Square, London, SW1Y 4LB
Paula`s Choice UK Limited	GBP1.00	1
England and Wales – Nightingale House, 46-48 East Street, Epsom, Surrey, KT17 1HQ
Brand Evangelists for Beauty Limited∆ (80.30)	GBP1.00	2
(100)	GBP1.00	58
(100)	GBP1.00	86
(66.47)	GBP1.00	71
Estonia – Kalmistu tee 28a, Tallinna linn, Harju maakond, 11216
Unilever Eesti AS	EUR6.30	1
Ethiopia – Bole Sub City, Kebele 03/05, Lidiya Building, Addis Ababa
Unilever Manufacturing PLC	ETB1,000.00	1
Finland – Post Box 254, 00101 Helsinki
Unilever Finland Oy	EUR16.82	1
Unilever Ingman Production Oy	EUR100.00	1
France – 20, rue des Deux Gares, 92500, Rueil-Malmaison
Bestfoods France Industries S.A.S. (99.99)	No Par Value	1
Cogesal-Miko S.A.S. (99.99)	No Par Value	1
Elida Beauty France S.A.S. (99.99)	EUR1.00	1
Fralib Sourcing Unit S.A.S. (99.99)	No Par Value	1
Saphir S.A.S. (99.99)	EUR1.00	1
Tigi Services France S.A.S. (99.99)	No Par Value	1
U-Labs S.A.S. (99.99)	No Par Value	1
Unilever France S.A.S. (99.99)	No Par Value	1
Unilever France Holdings S.A.S. (99.99)	EUR1.00	1
Unilever France HPC Industries S.A.S. (99.99)	EUR1.00	1
Unilever Retail Operations France (99.99)	No Par Value	1
France – Parc Activillage des Fontaines – Bernin 38926 Crolles Cedex
Intuiskin S.A.S.	EUR1.00	1
France – ZI de la Norge – Chevigny Saint-Sauveur, 21800 Quetigny
Amora Maille Societe Industrielle S.A.S. (99.99)	No Par Value	1
France – 42, rue Jean de La Fontaine , Paris, 75016
Laboratoire Garancia	EUR62.50	1
UPD EU	EUR1.00	1
Germany – Wiesenstraße 21. 40549 Düsseldorf
Dermalogica GmbH	EUR25,000.00	1
Germany – Spitaler Straße 16, 20095 Hamburg
ProCepta Service GmbH	EUR28,348.00	1
Germany – Neue Burg 1, 20457 Hamburg
DU Gesellschaft für Arbeitnehmerüberlassung mbH (99.99)	DEM50,000.00	1
NU Business GmbH	EUR25,000.00	1
Unilever Deutschland GmbH	EUR90,000,000.00	1
	EUR2,000,000.00	1

216	Unilever Annual Report on Form 20-F 2022 | Financial Statements

Group Companies

Name of Undertaking	Nominal Value	Share Class Note
	EUR1,000,000.00	1
	EUR 100.000,00	1
Unilever Deutschland Holding GmbH	EUR39,000.00	1
	EUR18,000.00	1
	EUR14,300.00	1
	EUR5,200.00	1
	EUR6,500.00	1
Unilever Deutschland Produktions Verwaltungs GmbH	EUR179,000.00	1
Unilever Deutschland Supply Chain Services GmbH	EUR51,150.00	1
Dollar Shave Club GmbH	EUR25,000.00	1
T2 Germany GmbH	EUR1.00	1
Germany – Langnesestraße 1, 64646 Heppenheim
Maizena Grundstücksverwaltung Gesellschaft mit beschränkter Haftung & Co. offene Handelsgesellschaft		4
Rizofoor Gesellschaft mit beschränkter Haftung	EUR15,350.00	1
	EUR138,150.00	1
Schafft GmbH	EUR63,920.00	1
	EUR100,000.00	1
Unilever Deutschland Produktions GmbH & Co. OHG		4
Germany – Rotebühlplatz 21, 70178 Stuttgart
TIGI Eurologistic GmbH	EUR100.00	1
	EUR24,900.00	1
TIGI Haircare GmbH	EUR25,600.00	1
Germany – Wiesenstr. 21, 40549 Düsseldorf
Living Proof GmbH	EUR1.00	1
Murad GmbH	EUR1.00	1
Ren GmbH	EUR1.00	1
Ghana – Swanmill, Kwame Nkrumah Avenue, Accra
Millers Swanzy (Ghana) Limited	GHC1.00	1
Ghana – Plot No. Ind/A/3A-4, Heavy Industrial Area, Tema, PO Box 721, Tema
Unilever Ghana PLC (74.50)	GHC0.0192	1
Ghana – Plot No. Ind/A/3A-4, P O Box 721, Tema
Unilever Oleo Ghana Limited	GHC2.250	1
Greece – Kymis ave & 10, Seneka str. GR-145 64 Kifissia
Elais Unilever Hellas SA	EUR10.00	1
Unilever Knorr SA	EUR10.00	1
Unilever Logistics SA	EUR10.00	1
Guatemala – Diagonal 6. 10-50 zona 10, Ciudad de Guatemala. Nivel 17 Torre Norte Ed. Interamericas World Financial Center
Unilever de Centroamerica S.A.	GTQ60.00	1
Haiti – 115, Rue Panamericaine, Estabissement Número 1, Petion Ville
Les Condiments Alimentaires, S.A. (61)	HTG1000.00	1
Honduras – Anillo Periférico 600 metros después de la colonia, Residencial, Las Uvas contigua acceso de residencial Roble Oeste, Tegucigalpa M.D.C.
Unilever de Centroamerica S.A.	HNL10.00	1
Hong Kong – Suite 1106-8, 11/F, Tai Yau Building, 181 Johnston Road, Wanchai
Blueair Asia Limited	HKD0.10	1
Hong Kong – 6 Dai Fu Street, Tai Po Industrial Estate, N.T.
Unilever Hong Kong Limited	HKD0.10	1
Hong Kong-Room 66, Unit 1111, 11/F, Silvercord Tower 2, 30 Canton Road, Tsim Sha Tsui, Kowloon
Hourglass Cosmetics Hong Kong Limited		1
Hong Kong – Room 1808, 18/F, Tower II Admiralty Centre, 18 Harcourt Road, Admiralty
Hong Kong CarverKorea Limited	HKD1.00	7
Hong Kong – 14th Floor, One Taikoo Place, 979 King’s Road, Quarry Bay
UPD Hong Kong Limited	HKD100.00	1
Hong Kong – 14/F, One Taikoo Place, 979 King’s Road, Quarry Bay
Go-Uni Limited (67)	USD21.072.300.00	1

Name of Undertaking	Nominal Value	Share Class Note
Hong Kong – Unit B, 17/F, United Centre, 95 Queensway, Admiralty
Paula's Choice Hong Kong Limited	HKD1.00	1
Paula's Choice Hong Kong Distribution Services Limited	HKD1.00	1
Hungary – 1138-Budapest, Váci út 121-127.
Unilever Magyarország Kft	HUF1.00	1
India – Unilever House, B. D. Sawant Marg, Chakala, Andheri (E), Mumbai 400099
Daverashola Estates Private Limited (61.90)	INR10.00	1
Hindlever Trust Limited (61.90)	INR10.00	1
Hindustan Unilever Limited° (61.90)	INR1.00	1
Jamnagar Properties Private Limited (61.90)	INR10.00	1
Lakme Lever Private Limited (61.90)	INR10.00	1
Levers Associated Trust Limited (61.90)	INR10.00	1
Levindra Trust Limited (61.90)	INR10.00	1
Pond’s Exports Limited (61.90)	INR1.00	1
Unilever India Limited (61.90)	INR10.00	1
Unilever India Exports Limited (61.90)	INR10.00	1
Unilever Industries Private Limited°	INR10.00	1
Unilever Ventures India Advisory Private Limited	INR1.00	1
India – S-327, Greater Kailash – II, New Delhi – 110048, Delhi
Blueair India Private Limited	INR10. 00	1
India – C/o.Vaish Associates, 106, Peninsula Centre, Dr S.S. Rao Road, Parel, Mumbai, Maharashtra, 400012
Jech India Private Limited	INR10. 00	1
Indonesia – Grha Unilever, Green Office Park Kav 3, Jalan BSD Boulevard Barat, BSD City, Tangerang, 15345
PT Unilever Indonesia Tbk (84.99)	IDR2.00	1
PT Unilever Enterprises Indonesia (99.99)	IDR1,000.00	1
PT Unilever Trading Indonesia	IDR1,003,875.00	1
Indonesia – Gedung Pasaraya Blok M Gedung B Lantai 6 dan 7 Jalan Iskandarsyah II no. 2, DKI Jakarta
PT Gerai Cepat Untung (86)	IDR100,000.00	1
Indonesia – KEK Sei Mangkei, Nagori Sei Mangkei, Kecamatan Bosar Maligas, Kabupaten Simalungun 21183, Sumatera Utara
PT Unilever Oleochemical Indonesia	IDR1,000,000.00	1
Iran – No. 23, Corner of 3rd Street, Zagros Street, Argentina Square, Tehran
Unilever Iran (Private Joint Stock Company)	IRR1,000,000.00	1
Ireland – 20 Riverwalk, National Digital Park, Citywest Business Campus, Dublin 24
Lipton Soft Drinks (Ireland) Limited	EUR1.26	1
Unilever Ireland (Holdings) Limited	EUR1.26	1
Unilever Ireland Limited	EUR1.26	1
Isle of Man – Bridge Chambers, West Quay, Ramsey, Isle of Man, IM8 1DL
Rational International Enterprises Limited	USD1.00	1
Israel – 3 Gilboa St., Airport City, Ben Gurion Airport
Beigel & Beigel Mazon (1985) Limited	ILS1.00	1
Israel – 52 Julius Simon Street, Haifa, 3296279
Bestfoods TAMI Holdings Ltd	ILS0.001	1
Israel Vegetable Oil Company Ltd	ILS0.0001	1
Unilever Israel Foods Ltd	ILS0.10	35
	ILS0.10	79
	ILS0.10	17
	ILS0.0002	25
Unilever Israel Home and Personal Care Limited	ILS1.00	1
Unilever Israel Marketing Ltd	ILS0.0001	1
Unilever Shefa Israel Ltd	ILS1.00	1
Israel – Haharoshet 1, PO Box 2288, Akko, 2451704
Glidat Strauss Limited	ILS1.00	30
	ILS1.00	1
	ILS1.00	31
Israel – Park Zvaim Industrial Area, Beit Shean / Correspondance: PO Box 787, Beit Shean, 1171601

Unilever Annual Report on Form 20-F 2022 | Financial Statements	217

Group Companies

Name of Undertaking	Nominal Value	Share Class Note
Dollar Shave Club Israel Limited	NIS0.10	1
Italy – Piazza Paleocapa 1/D, 10100, Torino
Gromart S.R.L.	EUR1,815,800.00	1
Italy – Via Crea 10, 10095, Grugliasco
G.L.L. S.R.L. (51)	EUR1.00	1
Italy – Via Tortona 25, cap 20144 – Milano
Intuiskin S.R.L.	EUR10,000.00	1
Italy – Viale Sarca 235, 20126 Milan
Unilever Italia Administrative Services S.R.L.	EUR70,000.00	1
Italy – Via Paolo di Dono 3/A 00142 Roma
Unilever Italia Logistics S.R.L.	EUR600,000.00	1
Unilever Italia Manufacturing S.R.L.	EUR10,000,000.00	1
Unilever Italia Mkt Operations S.R.L.	EUR25,000,000.00	1
Unilever Italy Holdings S.R.L.	EUR1,000.00	1
Italy – Via Plava, 74 10135 Torino
Equilibra S.R.L. (75)	EUR1.00	1
Armores Srl (75)	EUR1.00	1
Syrio Srl (75)	EUR1.00	1
Italy – Via Quercete, n.a. 81016, San Potito Sannitico (CE)
P2P S.r.l (50)	EUR1.00	1
Italy – Business Center Monte Napoleone, Via Monte Napoleone 8, 20121 – Milano
UPD Italia S.r.l.	EUR10,000.00	5
Japan – 2-1-1, Kamimeguro, Meguro-ku, Tokyo 153-8578
Unilever Japan Customer Marketing K.K.	JPY100,000,001.00	1
Unilever Japan Holdings G.K.	JPY10,000,000.00	1
Unilever Japan K.K.	JPY100,000,001.00	1
Unilever Japan Service K.K.	JPY50,000,000.00	1
Rafra Japan K.K.	JPY20,000,000.00	7
Japan – Level 20 Marunouchi Trust Tower – Main, 8-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo
UPD Japan K.K.		1
Jersey – 13 Castle Street, St Helier, Jersey, JE4 5UT
Unilever Chile Investments Limited	GBP1.00	1
Jordan – Ground floor- Office No.1, GH24 Building, Business Park, Development Zone, Amman
Unilever Jordan for Marketing Services	JOD1000.00	1
Kazakhstan – Raimbek, Avenue 160 A, Office 401, Almaty
Unilever Kazakhstan LLP		4
Kenya – Commercial Street, Industrial Area, P.O. BOX 30062-00100, Nairobi
Unilever Kenya Limited°	KES20.00	1
Korea – 443 Taeheran-ro, Samsung-dong, Kangnam-gu, Seoul
Unilever Korea Chusik Hoesa	KRW10,000.00	1
Korea – 81, Tojeong 31-gil, Mapo-gu, Seoul
CARVERKOREA Co., Limited (97.47)	KRW500.00	7
Korea – #1-313 #1-314, 48, Achasan-ro 17-gil, Seongdong-gu, Seoul
Paula's Choice Korea, Limited	KRW1.00	1
Laos – Viengvang Tower, 4th Floor, Room no. 402A, Boulichan Road, Dongpalan Thong Village, Sisattanak District, Vientiane Capital
Unilever Services (Lao) Sole Co. Limited	LAK80,000.00	1
Latvia – Kronvalda bulvāris 3-10, Rīga, LV-1010
Unilever Baltic LLC	EUR1.00	1
Lebanon – Sin El Fil, Zakher Building, Floor 4, Beirut
Unilever Levant s.a.r.l.	LBP1,000,000.00	1
Lithuania – Skuodo st. 28, Mazeikiai, LT-89100
UAB Unilever Lietuva distribucija	EUR3,620.25	1
UAB Unilever Lietuva ledu gamyba	EUR3,620.25	1
Malawi – Room 33, Gateway Mall, Area 47, Lilongwe Malawi
Unilever South East Africa (Private) Limited	MWK2.00	1
Malaysia – Suite 2-1, Level 2, Vertical Corporate Tower B, Avenue 10, The Vertical, Bangsar South City, No. 8, Jalan Kerinchi, 59200 Kuala Lumpur

Name of Undertaking	Nominal Value	Share Class Note
Unilever (Malaysia) Holdings Sdn. Bhd.	No Par Value	1
Unilever (Malaysia) Services Sdn. Bhd.	No Par Value	1
Unilever Malaysia Aviance Sdn. Bhd.	No Par Value	1
Mexico – Av. Tepalcapa No.2, Col. Rancho Santo Domingo, C.P. 54900 Tultitlán, Estado de México
Unilever de Mexico S. de R.L. de C.V.		4
Unilever Holding Mexico S.de R.L. de C.V.		4
Unilever Manufacturera S.de R.L. de C.V.		4
Servicios Professionales Unilever S.de R.L. de C.V.		4
Unilever Mexicana S.de R.L. de C.V.		4
Unilever Real Estate Mexico S.de R.L. de C.V.		4
Unilever Servicios de Promotoria, S.de R.L. de C.V.		4
NA Sourcing West S. de R.L. de C.V.		4
Moldova – 6A Uzinelor Street, Kishinev, MD -2023
Betty Ice Moldova S.R.L.	MDL7,809,036.00	1
Morocco – Km 10, Route Cotiere, Ain Sebaa, Casablanca
Unilever Maghreb S.A.	MAD100.00	1
Mozambique – Avenida 24 de Julho, Edifício 24, nº 1097, 4º andar, Maputo
Unilever Mocambique Limitada	USD0.01	1
Myanmar – Plot No (40,41,47), Min Thate Hti Kyaw Swar Road, 39 Ward, Shwe Pyi Thar Industrial Zone (2), Shwe Pyi Thar Township, Yangon Region, 11411
Unilever (Myanmar) Limited	MMK11,129,679,600.00	1
Unilever (Myanmar) Services Limited	MMK2,000,000.00	1
Myanmar – Lot No. 31, Bamaw Ahtwin Wun Street, Hlaing Thar Yar Industrial Zone 3, Hlaing Thar Yar Township, Yangon, 11401.
Unilever EAC Myanmar Company Limited (60)	MMK500,000,000,000. 00	1
Nepal – Basamadi, Hetanda – 3, Makwanpur
Unilever Nepal Limited (53.75)	NPR100.00	1
Netherlands – Weena 455, 3013 AL Rotterdam
Alberto-Culver Netherlands B.V.	EUR1.00	2
	EUR1.00	3
Argentina Investments B.V.	EUR454.00	1
BFO Holdings B.V.	EUR1.00	1
Brazinvest B.V.	EUR1.00	1
Chico-invest B.V.	EUR455.00	1
Doma B.V.	NLG1,000.00	1
Handelmaatschappij Noorda B.V.	NLG1,000.00	1
Hourglass Cosmetics Europe B.V.	EUR1.00	1
Unilever Foods & Refreshments Global B.V.	EUR453.78	1
Itaho B.V.	EUR1.00	1
Lipoma B.V.	NLG1,000.00	1
Marga B.V.	EUR1.00	1
Mavibel (Maatschappij voor Internationale Beleggingen) B.V.	EUR1.00	1
Mexinvest B.V.	EUR1.00	1
Mixhold B.V.°	EUR1.00	2
	EUR1.00	3
	EUR1.00	26
N.V. Elma	NLG1,000.00	1
	NLG1,000.00	27
New Asia B.V.	EUR1.00	1
Nommexar B.V.	EUR1.00	1
Ortiz Finance B.V.	NLG100.00	1
Pabulum B.V.	NLG1,000.00	1
Rizofoor B.V.	NLG1,000.00	1
Rolf von den Baumen’s Vetsmelterij B.V.	EUR454.00	1
Rolon B.V.	NLG1,000.00	1
Saponia B.V.	NLG1,000.00	1
ThaiB1 B.V.	NLG1,000.00	1

218	Unilever Annual Report on Form 20-F 2022 | Financial Statements

Group Companies

Name of Undertaking	Nominal Value	Share Class Note
ThaiB2 B.V.	NLG1,000.00	1
Unilever Administration Centre B.V.	EUR1.00	1
Unilever Alser B.V.	EUR1.00	1
Unilever Berran B.V.	EUR1.00	1
Unilever Canada Investments B.V.	EUR1.00	1
Unilever Caribbean Holdings B.V.	EUR1,800.00	1
Unilever Employment Services B.V.	NLG1,000.00	1
Unilever Europe B.V.	EUR1.00	1
Unilever Europe Business Center B.V.	EUR454.00	1
Unilever Finance International B.V.	EUR1.00	1
Unilever Finance Netherlands B.V.[o]	EUR1.00	1
FoodServiceHub B.V.	EUR1.00	1
Unilever Global Services B.V.	EUR1.00	1
Unilever Holdings B.V.	EUR454.00	1
Unilever IP Holdings B.V.	EUR1.00	1
Unilever Indonesia Holding B.V.	EUR1.00	1
Unilever Insurances N.V.	EUR454.00	1
Unilever International Holdings B.V. °	EUR1.00	1
Unilever Netherlands Retail Operations B.V.	EUR1.00	1
Unilever Nederland Holdings B.V.	EUR454.00	1
Unilever Nederland Services B.V.	EUR460.00	1
Unilever PL Netherlands B.V.	EUR1.00	1
Unilever Turkey Holdings B.V.	EUR1.00	1
Unilever US Investments B.V.°	EUR1.00	1
Unilever Ventures Holdings B.V.	EUR453.79	1
Univest Company B.V.	EUR1.00	1
UNUS Holding B.V.	EUR0.10	2
	EUR0.10	3
	Non-voting†
Verenigde Zeepfabrieken B.V.	NLG1,000.00	1
Wemado B.V.	NLG1,000.00	1
Netherlands – Hofplein 19 3032 AC Rotterdam
Unilever Nederland B.V.	EUR454.00	1
Netherlands – Valkweg 2 7447JL Hellendoorn
Ben en Jerry’s Hellendoorn B.V.	EUR453.78	1
Netherlands – Markhek 5, 4824 AV Breda
De Korte Weg B.V.	EUR1.00	1
	EUR1.00	26
	Non-voting†
Netherlands – Bronland 14, 6708 WH Wageningen
Unilever Innovation Centre Wageningen B.V.	EUR460.00	1
Netherlands- Grote Koppel 7, 3813 AA Amersfoort
Paula's Choice Europe B.V.	EUR1.00	1
Netherlands – Unilever House, 100 Victoria Embankment, London, EC4Y 0DY (Registered Seat: Rotterdam)
Unilever Overseas Holdings B.V.	NLG1,000.00	1
New Zealand – Level 4, 103 Carlton Gore Rd, Newmarket, Auckland 1023
Ben & Jerry’s Franchising New Zealand Limited	No Par Value	1
Unilever New Zealand Limited	NZD2.00	1
Nicaragua – Km 11.5, Carretera Vieja a León, 800 Mts Norte, 100 Mts Este, 300 Mts Norte, Managua
Unilever de Centroamerica S.A.	NIC50.00	1
Niger – BP 10272 Niamey
Unilever Niger S.A. (88.81)	XOF10,000.00	1
Nigeria – 1 Billings Way, Oregun, Ikeja, Lagos
Unilever Nigeria Plc (75.97)	NGN0.50	1
West Africa Popular Foods Nigeria Limited (51)	NGN1.00	1
Norway – Martin Linges vei 25, Postbox 1, 1331 Fornebu
Unilever Norge AS	NOK100.00	1
Pakistan – Avari Plaza, Fatima Jinnah Road, Karachi – 75530
Unilever Pakistan Foods Limited (76.57)	PKR10.00	1

Name of Undertaking	Nominal Value	Share Class Note
Unilever Pakistan Limited (99.29)	PKR50.00	1
(71.78)	PKR100.00	14
Delivery Hub (Private) Limited (64.13)	PKR10.00	1
Palestine – Ersal St. Awad Center P.O. Box 3801 Al-Beireh, Ramallah
Unilever Market Development Company (in liquidation)	ILS1.00	1
Palestine – Jamil Center, Al-Beireh, Ramallah
Unilever Agencies Limited (99) (in liquidation)	JOD1.00	1
Panama – Punta Pacífica, Calle Isaac Hanoro Missri, P.H. Torre de las Américas, Torre C, Oficina 32, corregimiento de San Francisco, Distrito y Provincia de Panamá
Unilever Regional Services Panama S.A.	USD1.00	1
Panama – Calle Isaac Honoro, Torre de las Americas, torre C, piso 32, corregimiento de San Francisco, distrito y provincia de Panamá
Unilever de Centroamerica S.A.	No Par Value	1
Paraguay – 4544 Roque Centurión Miranda N° 1635 casi San Martin. Edificio Aymac II, Asunción
Unilever de Paraguay S.A.	PYG1,000,000.00	1
Peru – Av. Paseo de la Republica 5895 OF. 401, Miraflores, Lima 18
Unilever Andina Perú S.A.	PEN1.00	1
Philippines – Linares Road, Gateway Business Park, Gen. Trias, Cavite
Metrolab Industries, Inc.	PHP1.00	7
	PHP10.00	14
Philippines – 7th Floor, Bonifacio Stopover Corporate Center, 31st Street corner 2nd Avenue, Bonifacio Global City, Taguig City
Unilever Philippines, Inc.	PHP50.00	7
Philippines – 11th Avenue corner 39th Street, Bonifacio Triangle, Bonifacio Global City, Taguig City
Universal Philippines Body Care, Inc.	PHP100.00	7
Philippines – Manggahan Light Industrial Compound, A. Rodriguez Avenue, Bo. Manggahan, Pasig City
Unilever RFM Ice Cream, Inc. (50)	PHP1.00	29
Philippines – Four/Neo, 12th Floor, Fourth Avenue, Bonifacio Global City, Barangay Fort Bonifacio, Taguig 1634, Metro Manila
Gronext Technologies Phils., Inc.	PHP1.00	1
Poland – Jerozolimskie 134, 02-305, Warszawa
Unilever Polska Sp. z o.o.	PLN50.00	1
Unilever Poland Services Sp. z o.o.	PLN50.00	1
Unilever Polska S.A.	PLN10.00	1
Puerto Rico – Professional Services Park 997, San Roberto St., Suite 7, San Juan
Unilever de Puerto Rico, Inc°	USD100.00	1
Qatar – Almana & Partners WLL Building, Area No. 43, Al Mamoura, PO BOX 49
Unilever Qatar LLC	QAR1,000.00	1
Romania – Ploiesti, 291 Republicii Avenue, Prahova County
Unilever Romania S.A. (99)	ROL0.10	1
Unilever South Central Europe S.A.	ROL260.50	1
Romania – 121 Cernăuţi Street, Suceava 720089
Betty Ice SRL	RON10.00	1
Romania – 9-9A Dimitrie Pompei Blvd, Iride Business Park Buildings 5 and 6, 2nd District, Bucuresti
Good People SA (75)	RON10.00	1
Russia – 644031, 205, 10 let Oktyabrya, Omsk
Inmarko-Trade LLC	RUB 1,000,000.00	13
Russia – 123022, Floor 7, Premise 19, Room 36, 13, Sergeya Makeeva Street, Moscow
Unilever Rus LLC	RUB 28,847,390, 269.19	13
Russia – Tula region, Leninsky district, Ilyinskoye rural settlement, Varvarovka village, Varvarovsky pass, Building 15-F, Room 406, Floor 3
Gourmand LLC	RUB10,000.00	4
Rwanda – Sanlam Towers, P.O.Box 973, Kigali
Unilever Rwanda Limited	RWF 1,000	1
Saudi Arabia – PO Box 5694, Jeddah 21432
Binzagr Unilever LimitedX (49)	SAR1,000.00	1

Unilever Annual Report on Form 20-F 2022 | Financial Statements	219

Group Companies

Name of Undertaking	Nominal Value	Share Class Note
Serbia – Belgrade, Serbia, Omladinskih brigada 90b – Novi Beograd
Unilever Beograd d.o.o.		13
Singapore – 18 Nepal Park, 139407
Unilever Asia Private Limited	No Par Value	1
Unilever Singapore Pte. Limited	No Par Value	1
UPD Singapore Pte. Limited	SGD1.00	1
Gronext Technologies Pte. Ltd.	No Par Value	1
Slovakia – Karadzicova 10, 821 08 Bratislava
Unilever Slovensko, spol. s. r.o.	EUR1.00	1
South Africa – 15 Nollsworth Crescent, Nollsworth Park, La Lucia Ridge Office Estate, La Lucia, 4051
Unilever Market Development (Pty) Limited	ZAR1.00	1
Unilever South Africa (Pty) Limited	ZAR2.00	1
Unilever South Africa Holdings (Pty) Limited	ZAR1.00	1
	ZAR1.00	2
	ZAR1.00	3
South Africa – 4 Merchant Place, CNR Fredman Drive and Rivonia Road Sandton, 2196
Aconcagua 14 Investments (RF) (Pty) Limited	ZAR1.00	1
Spain – PA / Reding, 43, Izda 1, 29016 Malaga
Intuiskin S.L.U.	EUR1.00	1
Spain – C/ Tecnología 19, 08840 Viladecans
Unilever Espana S.A.	EUR48.00	1
Spain – C/ Felipe del Río, 14 – 48940 Leioa
Unilever Foods Industrial Espana, S.L.U.	EUR600.00	1
Sri Lanka – 258 M Vincent Perera Mawatha, Colombo 14
Unilever Merchandising Private Limited	No Par Value	1
Ceytea (Private) Limited	No Par Value	1
Lever Brothers (Exports and Marketing) (Private) Limited°	No Par Value	1
Maddema Trading Company (Private) Limited	No Par Value	1
Premium Exports Ceylon (Private) Limited	No Par Value	1
R.O. Mennell & Co. (Ceylon) (Private) Limited	No Par Value	1
Unilever Ceylon Services (Private) Limited	No Par Value	1
Unilever Lipton Ceylon Limited	No Par Value	1
Unilever Sri Lanka Limited°	No Par Value	1
Sudan – Property no. 125, block 2, Industrial Area, Kafuri District, Bahri, Kafori
Unilever Sudanese Investment Company	SDG10,000.00	1
Sweden – Box 1056, Svetsarevägen 15, 171 22, Solna Stockholm
Alberto Culver AB	SEK100.00	1
Unilever Holding AB	SEK100.00	1
Unilever Produktion AB	SEK50.00	1
Unilever Sverige AB	SEK100.00	1
Sweden – Karlavagen 108, 115 26 Stockholm
Blueair AB	SEK100.00	1
Sweden – Karlavagen 108, 115 26, Stockholm
Jonborsten AB	SEK1.00	1
Sweden – Nordenskioldgatan 19, 413 09 Goteborg
Nature Delivered Sweden AB	SEK1.00	1
Switzerland – Bahnhofstrasse 19, CH 8240 Thayngen
Knorr-Nährmittel Aktiengesellschaft	CHF1,000.00	1
Unilever Schweiz GmbH	CHF100,000.00	1
Switzerland – Spitalstrasse 5, 8200, Schaffhausen
Helmsman Capital AG	CHF1,000.00	1
Unilever Supply Chain Company AG	CHF1,000.00	1
Unilever ASCC AG	CHF1,000.00	1
Unilever Finance International AG	CHF1,000.00	1
Unilever Business and Marketing Support AG	CHF1,000.00	1
Unilever Overseas Holdings AG	CHF1,000.00	1
Unilever Schaffhausen Service AG	CHF1,000.00	1
Unilever Swiss Holdings AG	CHF1,000.00	1

Name of Undertaking	Nominal Value	Share Class Note
Switzerland – Hinterbergstr. 30, CH-6312 Steinhausen
Oswald Nahrungsmittel GmbH	CHF800,000.00	1
Taiwan – 15F, No. 39, Sec. 2, Dunhua S. Road, Da’an District, Taipei City
Unilever Taiwan Limited (99.92)	TWD10.00	1
Taiwan – 8 F-1 & 8F-2, No. 186, Sec. 1, Zhangmei Rd., Changhua City, Changhua County 50062, Taiwan (R.O.C.)
Paula's Choice Taiwan Co., Limited	NTD10.00	1
Tanzania – Plot No. 4A, Nyerere Road, Dar Es Salaam, P.O. Box 40383
Unilever Tanzania Limited	TZS20.00	1
Thailand – 161 Rama 9 Road, Huay Kwang, Bangkok 10310
Unilever Thai Holdings Limited	THB100.00	1
Gronext Technologies Thailand Limited	THB100.00	1
Unilever Thai Trading Limited	THB100.00	1
Thailand – 12 A Floor Unit B1-B2, Office No. 1225, 989 Siam Piwat Tower, Rama I Road, Pathumwan Sub-district, Pathumwan District, Bangkok 10330
UPD (Thailand) Co. Limited	THB100.00	1
Trinidad & Tobago – Eastern Main Road, Champs Fleurs
Unilever Caribbean Limited (50.01)	TTD1.00	1
Tunisia – Z.I. Voie Z4-2014 Mégrine Erriadh – Tunis
Unilever Tunisia S.A. (97.44)	TND6.00	1
Unilever Maghreb Export S.A.	TND5.00	1
Tunisia – Z.I. Voie Z4, Megrine Riadh, Tunis, 2014
UTIC Distribution S.A.X (49)	TND10.00	1
Turkey – Saray Mahallesi Dr. Adnan Büyükdeniz Cad. No.13 34768 Ümraniye – İstanbul
Unilever Gida Sanayi ve Ticaret AŞo (99.98)	TRY0.01	1
Unilever Sanayi Ve Ticaret Türk Aşo (99.98)	TRY0.01	1
Besan Besin Sanayi ve Ticaret AŞ (99.99)	TRY0.01	1
Dosan Konserve Sanayi ve Ticaret AŞ (99.64)	TRY0.01	1
Unilever Hizli Tuketim Urunleri Satis Pazarlama ve Ticaret Anonim Sirketi	TRY0.01	1
Turkey – İçerenköy Mahallesi, Topçu İbrahim Sokak, Quick Tower Sitesi, No:8-10D, Ataşehir, İstanbul
Gronext Teknoloji Bilişim Ticaret A.Ş.	TRY1.00	1
Uganda – DFCU Towers, 5th Floor, Plot 26 Kyadondo Road, Industrial Area, P.O. Box 3515, Kampala
Unilever Uganda Limited	UGX20.00	1
Ukraine – 04119, 27-T, Letter A, Dehtyarivska Str., Kyiv
Unilever Ukraine LLC	UAH 1,151,329,851	13
United Arab Emirates – PO Box 17053, Jebel Ali, Dubai
Severn Gulf FZCOX (50)	AED100,000.00	1
Unilever Gulf FZE	AED1,000,000.00	1
United Arab Emirates – Office No.1, Easa Saleh AlGurg Building, Bur Dubai – AlKarama, Dubai
Unilever Binzagr Gulf General Trading LLCX (50)	AED1,000.00	1
Unilever General Trading LLC	AED1,000.00	1
United Arab Emirates – Warehouse No. 1.2, Dubai Industrial Park – Seeh Shwaib 2
Unilever Home & Personal Care Products Manufacturing LLCX (49)	AED1,000.00	1
United States – 700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
Alberto-Culver Company	No Par Value	1
Alberto-Culver International, Inc.	USD1.00	1
Alberto-Culver (P.R.), Inc. (in liquidation)	No Par Value	1
Alberto-Culver USA, Inc.	No Par Value	1
BC Cadence Holdings, Inc.	USD0.01	1
Beautypedia, LLC		13
Ben & Jerry’s Gift Card, LLC		13
Chesebrough-Pond’s Manufacturing Company (in liquidation)	No Par Value	1
Conopco, Inc.	USD1.00	7
Kate Somerville Holdings, LLC		13

220	Unilever Annual Report on Form 20-F 2022 | Financial Statements

Group Companies

Name of Undertaking	Nominal Value	Share Class Note
Kate Somerville Skincare LLC		13
The Laundress, LLC		13
Pantresse, Inc.	USD120.00	1
Paula's Choice, LLC		13
Skin Health Experts, LLC		13
Kensington & Sons, LLC	No Par Value	13
St. Ives Laboratories, Inc.	USD0.01	1
Kirei Intermediate Holdings, LLC		13
TIGI Linea Corp	No Par Value	1
Unilever AC Canada Holding, Inc.	USD10.00	1
Unilever Bestfoods (Holdings) LLC		13
Unilever Capital Corporation	USD1.00	1
Unilever North America Supply Chain Company, LLC		13
Unilever United States Foundation, Inc.		13
Unilever United States, Inc.	USD0.3333	7
Unilever Ventures Advisory LLC		13
US Health & Wellbeing LLC	No Par Value	13
United States- 1535 Beachey Pl Carson, CA 90746
Dermalogica, LLC		13
United States- 2121 Park Place, First Floor El Segundo, CA 90245
Murad LLC		13
United States – 1090 King Georges Post Road, Suite 505 Edison, NJ 08837
REN USA Inc.	No Par Value	7
United States – 125 S Clark, Suite 2000, Chicago, IL 60603
Blueair Inc.	No Par Value	1
United States – 2816 S. Kilbourne Avenue, Chicago IL 60624
Unilever Illinois Manufacturing, LLC		13
United States – 2900 W. Truman Boulevard, Jefferson City, MO 65109
Unilever Manufacturing (US), Inc.	USD1.00	1
United States – 40 Merritt Boulevard, Trumbull, CT 06611
Unilever Trumbull Holdings, Inc.	USD1.00	7
Unilever Trumbull Research Services, Inc.	USD1.00	1
United States – 233 Bleecker Street, New York, 10014
Carapina LLC (in liquidation)		13
Grom Columbus LLC (in liquidation)		13
Grom Malibu LLC (in liquidation)		13
Hollywood LLC (in liquidation)		13
Spatula LLC (in liquidation)		13
United States – 60 Lake Street, Suite 3N, Burlington, VT 05401
Seventh Generation Canada, Inc.	No Par Value	7
Seventh Generation, Inc.	USD0.001	7
United States – 13335 Maxella Ave. Marina del Rey, CA 90292
Dollar Shave Club, Inc.	USD0.001	13
Personal Care Marketing & Research Inc	USD 1.00	7
United States – 2711 Centerville Road, Suite 400, Wilmington, Delaware
Grom Franchising LLC (In Liquidation)		13
United States- 251 Little Falls Drive, Wilmington, DE 19808
Beautypedia, LLC		13
Paula's Choice Acquisitionco, Inc.	USD0.01	7
Paula's Choice Holdings, Inc.	USD0.01	7
Paula's Choice, Inc.	USD0.001	22
United States – 55 East 59th Street, New York, 10022
Intuiskin Inc.	No Par Value	1
United States – CTC 1209 Orange Street Wilmington, DE19801
Living Proof, Inc.	USD0.01	1
Nature Delivered, Inc.	USD0.01	7

Name of Undertaking	Nominal Value	Share Class Note
Nirvana Holdco LLC		7
Nirvana Intermediate LLC		7
Nutraceutical Wellness, Inc.		7
The Uncovery, LLC		13
United States – 1241 Electric Avenue, Venice CA 90291
Kingdom Animalia, LLC		13
United States – 11 Ranick Drive South, Amityville, NY 11701
Sundial Brands, LLC		13
Madam C.J. Walker Enterprises, LLC		13
Nyakio, LLC		13
United States – 1169 Gorgas Avenue, Suite A, San Francisco CA 94129
Olly Public Benefit Corporation	USD0.00001	7
United States – 208 Utah Street, Suite 300, San Francisco, CA, 94103
Tatcha, LLC		4
United States – 777 S Aviation Blvd, El Segundo, CA 90245
The LIV Group, Inc.	No Par Value	13
United States – 4056 Del Rey Avenue, Marina Del Rey, CA 90292
SmartyPants, Inc.	USD0.00001	7
United States – 1169 Gorgas Avenue, Suite A, San Francisco, CA 94129
Welly Health PBC	USD0.00001	7
United States- 30 Community Drive, South Burlington, Vermont 05403
Ben & Jerry’s Franchising, Inc.	USD1.00	7
Ben & Jerry’s Homemade, Inc.	USD1.00	7
United States – 1675 South Street, Suite B, City of Dover, DE 19901
Onnit Academy, LLC		13
Onnit Labs, Inc.	USD0.0001	7
United States- 8 The Green STE R, City of Dover, Kent County, Delaware, 19901
Brand Evangelists for Beauty Inc.∆ (80.30)	GBP1.00	2
(100)	GBP1.00	58
(100)	GBP1.00	86
(66.47)	GBP1.00	71
Uruguay – Camino Carrasco 5975, Montevideu
Unilever Uruguay SCC S.A.	UYU1.00	1
Uruguay- Luis Bonavita 1294, Montevideo
Unilever America Latina S.A.	UYU1.00	1
Venezuela – Edificio Torre Corp Banca, Piso 15, entre Avenidas Blandín y Los Chaguaramos, Urbanización La Castellana, Caracas
Unilever Andina Venezuela S.A.	Bs1.00	1
Vietnam – Lot A2-3, Tay Bac Cu Chi Industry Zone, Tan An Hoi Ward, Cu Chi District, Ho Chi Minh City
Unilever Vietnam International Company Limited	VND863,104,820,000.00	13
Vietnam – No.156, Nguyen Luong Bang Street, Tan Phu Ward, District 7, Ho Chi Minh City
Unicorn Market Place Vietnam Company Limited	VND4,600,000,000.00	13
Zambia – Stand 2375, Corner Addis Ababa Drive & Great East Road, Show Grounds, Lusaka
Unilever South East Africa Zambia Limited	ZMK2.00	34
	ZMK2.00	1
Zimbabwe – 2 Stirling Road, Workington, Harare
Unilever – Zimbabwe (Pvt) Limited∆	ZWD0.002	1
SUBSIDIARY UNDERTAKINGS NOT INCLUDED IN THE CONSOLIDATION
Austria – Rochusgasse 4, 5020, Salzburg
NATURAL EVOLUTION GmbH	EUR100.00	1
Australia – PO Box H237, Australia Square, NSW 1215
Brand Evangelists for Beauty Pty Ltd ∆ (80.30)		2
(100)		58
(100)		86
(66.47)		71

Unilever Annual Report on Form 20-F 2022 | Financial Statements	221

Group Companies

Name of Undertaking	Nominal Value	Share Class Note
Brazil – Av Das Nacoes Unidas, 14261 4º Andar Ala B, Vila Gertrudes, Cep 04792-000, Sao Paulo
Unileverprev Sociedade De Previdencia Privada		13
England and Wales – 100 Victoria Embankment, Blackfriars, London, EC4Y 0DY
Uflexreward Limited	GBP0.001	35
England and Wales – 1 More London Place, London, SE1 2AF
Unidis Twenty Six Limited (in liquidation)	GBP1.00	1
Lever Brothers Port Sunlight Limited (in liquidation)	GBP1.00	1
England and Wales – c/o TMF Group, 8th Floor, 20 Farringdon Street, London, EC4A 4AB
Unilever Ventures General Partner Limited◊	GBP1.00	1
Haiti – Port-au-Prince
Unilever Haiti S.A.	HTG500,000	56
India – Unilever House, B. D. Sawant Marg, Chakala, Andheri (E), Mumbai 400 099
Bhavishya Alliance Child Nutrition Initiatives (61.90)	INR10.00	1
Hindustan Unilever Foundation (61.90)	INR10.00	1
India – Ground Floor, Plot No 57, Industrial Area Phase I, Chandigarh 160002
Zywie Ventures Private Limited	INR10.00
Jamaica – White Marl Street, Spanish Town, PO Box 809, Parish Saint Catherine
Unilever Jamaica Limited	JMD1.00	1
Kenya – Commercial Street, P.O. BOX 40592-00100, Nairobi
Union East African Trust Limited	KES20.00	1
Myanmar – Shwe Gon Daing (West) 5th Street, No. 196, Mimosa Tower, Shwe Gon Daing (West) Ward, Bahan Township, Yangon, Myanmar 11201
Lever Brothers (Burma) Limited	MMK0.5	1
Scotland – c/o Brodies LLP, Capital Square 58 Morrison Street, Edinburgh, EH3 8BP
Unilever Ventures (SLP) General Partner Limited◊	GBP1.00	1
United States – 13335 Maxella Ave. Marina del Rey, CA 90292
DSC Distribution, Inc.		7
United States – 233 Bleecker Street, New York, 10014
Grom WTC LLC		13
Grom Century City LLC		13
United States – c/o The Corporation Trust Company, Trust Center, 1209 Orange Street, Wilmington, Delaware, 19801. New Castle County
Cocotier, Inc.	USD0.001	7
ASSOCIATED UNDERTAKINGS
Australia – 33 Cremorne Street, Cremorne, VIC, 3121
SNDR PTY LTD∆◊ (72.98)	No Par Value	58
Australia – Unit 21B, Balnarring Shopping Centre, 3050 Frankston Flinders St, Balnarring, Victoria, 3926
Straand Pty Ltd ∆◊	No Par Value	107
Bahrain – 161, Road 328, Block 358, Zinj, Manama
Unilever Bahrain Co. W.L.L. (49)	BHD50.00	1
Brazil – Avenue Engenheiro Luiz Carlos Berrini, 105, 16º andar, Ed. Berrini One, Itaim Bibi, CEP 0471/001-00, City of São Paulo, State of São Paulo
Gallo Brasil Distribuição e comércio Limitada (55)	BRL1.00	5
Canada – Suite 300-171 West Esplanade, North Vancouver, British Columbia Canada V7M 3K9
A&W Root Beer Beverages Canada Inc ◊ (40)	No Par Value	38
Cyprus – 2 Marcou Dracou str., Engomi Industrial Estate, 2409 Nicosia
Unilever PMT Limited∆ (49)	EUR1.71	3
England and Wales – 100 Victoria Embankment, Blackfriars, London, EC4Y 0DY

Name of Undertaking	Nominal Value	Share Class Note
Uflexreward Holdings LimitedΔ (99.1)	GBP0.001
England and Wales – Unit 1.8 & 1.9 The Shepherds Building, Charecroft Way, London, W14 0EE
SCA Investments Limited∆◊ (15.61)	GBP0.001	40
(25.19)	GBP0.001	41
(3.65)	GBP0.001	42
England and Wales – 2nd Floor, 5 Jubilee Place, Chelsea, London, SW3 3TD
Trinny London Limited∆◊ (54.88)	GBP0.01	43
(32.32)	GBP0.01	77
England and Wales – 127 North Milton Park, Abingdon, Oxfordshire OX14 4SA
P2i Limited∆◊ (12.89)	GBP0.0001	1
(5.44)	GBP0.0001	44
(5.44)	GBP0.0001	46
(4.20)	GBP0.0001	52
(4.20)	GBP0.0001	50
(2.44)	GBP0.0001	102
(50)	GBP1.0000	80
England and Wales – Level 1 Brockbourne House, 77 Mount Ephraim, Tunbridge Wells, Kent, TN4 8BS
Clean Beauty Co Ltd∆◊ (99.66)	GBP0.0001	97
(26.72)	GBP0.0001	58
England and Wales – C4 Lab Psc Building, Unilever R&D Port Sunlight, Quarry Road East, Bebington, Wirral, CH63 3JW
Penhros Bio Limited◊ (50)	GBP1.00	1
England and Wales- C/O Bcs Windsor House, Station Court, Station Road, Great Shelford, Cambridge, Cambridgeshire, England, CB22 5NE
VHSquared Limited◊ (in liquidation) (39.47)	GBP0.01	1
(1.79)	GBP0.01	44
(17.86)	GBP0.01	101
France – 13, avenue Morane Saulnier, 78140 Velizy Villacoublay
Pegase S.A.S. (25)	EUR5,000.00	1
France – 7 rue Armand Peugeot, 92500 Rueil-Malmaison
Relais D’or Centrale S.A.S. (49.99)	No Par Value	1
Germany – Beerbachstraße 19, 91183 Abenberg
Hans Henglein & Sohn GmbH ◊ (50)	EUR100,000.00	1
Henglein & Co. Handels-und Beteiligungs GmbH & Co. KG◊ (50)		4
Henglein Geschäftsführungs GmbH◊ (50)	DEM50,000.00	1
Nürnberger Kloßteig NK GmbH & Co. KG◊ (50)		4
Germany – Beerbachstruße 37, 17153 Stavenhagen
Henglein NRW GmbH◊ (50)	DEM250,000.00	1
Germany – Bad Bribaer Straße, 06647 Klosterhäseler
Henglein GmbH◊ (50)	DEM50,000.00	1
India – 1st & 2nd Floor, Kagalwala House, Plot No. 175, CST Road, Kalina, Bandra Kurla, Santacruz East Mumbai, Mumbai 400098
Peel-Works Private Limited∆◊ (48.15)	INR30.00	63
(16.67)	INR30.00	70
(14.65)	INR30.00	32
India – 1st Floor Lodha, i-Think Techno Campus, A Wing, Chirak Nagar, Thane. MH 400607
Pureplay Skin Sciences (India) Private Limited∆◊ (0.1)	INR10.00	75
(100)	INR100.00	73
(100)	INR100.00	64
(6.54)	INR100.00	65
(8.75)	INR100.00	106
India – 55 2nd Floor Community Centre, East of Kailash, New Delhi, East Delhi, DL 110065
Convosight Analytics Private Limited∆◊ (17.96)	INR10.00	73

222	Unilever Annual Report on Form 20-F 2022 | Financial Statements

Group Companies

Name of Undertaking	Nominal Value	Share Class Note
(100.00)	INR1.00	99
(11.11)	INR 10.00	64
India – S-2 Plot no. 21, Kartarpura Industrial Area, 22 Godam, Jaipur, RJ 302006
Uprising Science Private Limited∆◊ (2.30)	INR10.00	75
(27.27)	INR100.00	73
India – Lotus Grandeur, Captain Sawant Marg, Shastri Nagar, Jogeshwari West, Mumbai, Maarashtra, 400102
Scentials Beautycare & Wellness Ltd∆◊ (63.43)		73
(0.10)		75
Indonesia – Jalan Srengseng Raya Nomor 55A, Rukun Tetangga 001, Rukun Warga 002, Kelurahan Srengseng, Kecamatan Kembangan, Jakarta Barat 11630, Provinsi Daerah Khusus Ibukota
PT Anugrah Mutu Bersama◊ (40)	IDR1,000,000.00	1
Iran – Second floor, No. 23, Corner of 3rd Street, Zagros Street, Argentina Square, Tehran
Unilever-Golestan Foods (Private Joint Stock Company)(50.66)	IRR1,000,000.00	1
Ireland – 70 Sir John Rogersons Quay, Dublin 2
Pepsi Lipton International Limited∆	EUR1.00	52
	EUR1.00	53
	EUR1.00	54
	EUR1.00	55
Israel – Kochav Yokneam Building, 4th Floor, P.O. Box 14, Yokneam Illit 20692
IB Ventures Limited∆ (99.74)	ILS1.00	14
Japan – #308, 5–4–1, Minami Azabu, Tokyo
Grom Japan K.K.◊ (34) (in liquidation)	JPY50,000.00	1
Luxembourg – 5 Heienhaff, L-1736 Senningerberg
Helpling Group Holding S.à r.l.∆◊ (98.57)	EUR1.00	60
(2.34)	EUR1.00	33
Mauritius – c/o Apex Fund Services (Mauritius) Ltd, 4th Floor, 19 Bank Street, Cyber City, Ebene 72201
Capvent Asia Consumer Fund Limited∆ (40.41)	USD0.01	78
Oman – PO Box 1711, Ruwi, Postal code 112
Towell Unilever LLC (49)	OMR10.00	1
Philippines – 11th Avenue corner 39th Street, Bonifacio Triangle, Bonifacio Global City, Taguig City, M.M
Sto Tomas Paco Land Corp∆◊ (40)	PHP1.00	7
(40)	PHP10.00	46
(40)	PHP20.00	44
Cavite Horizons Land, Inc.◊ (35.10)	PHP1.00	7
	PHP10,000.00	14
Philippines – Manggahan Light Industrial Compound, A. Rodriguez Avenue, Bo. Manggahan, Pasig City
WS Holdings Inc.∆◊	PHP1.00	29
	PHP1.00	103
Selecta Walls Land Corp∆◊	PHP10.00	29
Portugal – Largo Monterroio Mascarenhas, 1,1099–081 Lisboa
Fima Ola – Produtos Alimentares, S.A. (55)	EUR4,125,000	1
Gallo Worldwide, Limitada (55)	EUR550,000	5
Grop – Gelado Retail Operation Portugal, Unipessoal, Limitada (55)	EUR27,500	5
Transportadora Central do Infante, Limitada (54)	EUR27,000	1
Unilever Fima, Limitada (55)	EUR14,462,336.00	5
Victor Guedes – Industria e Comercio, S.A. (55)	EUR275,000	1
Fima Dressings Unipessoal, Limitada (55)	EUR27,500	5
Saudi Arabia – PO Box 22800, Jeddah 21416
Binzagr Unilever Distribution Company Limited (49)	SAR1,000.00	1

Name of Undertaking	Nominal Value	Share Class Note
Singapore – 3 Phillip Street, #14-05 Royal Group Building,, 048693
YOU Private Limited∆◊ (33.33)		76
(33.56)		45
Singapore – 20A Tanjong Pagar Road, 088443
ESQA∆◊ (60)		73
Sweden – Sturegatan 38, Stockholm, 11436
SachaJuan Haircare AB∆◊ (69.5)	SEK1.00	9
United Arab Emirates – P.O. Box 49, Dubai
Al Gurg Unilever LLC (49)	AED1,000.00	1
United Arab Emirates – Po Box 49, Abu Dhabi
Thani Murshid Unilever LLC (49)	AED1,000.00	1
United States – c/o Registered Agents Solutions, Inc., 838 Walker Road Suite 21-2, Dover, Kent, DE, 19904
Beauty Bakerie Cosmetics Brand Inc.∆◊ (50.05)	USD0.001	43
(16.24)	USD0.001	71
(24.88)	USD0.001	93
United States – c/o Resident Agents Inc. 8 The Green, STE R, Dover, Kent, Delaware, 19901
Discuss.io Inc.◊ (7.79)	USD0.0001	7
(16.78)	USD0.0001	55
(50.53)	USD0.0001	58
United States – 700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
Pepsi Lipton Tea Partnership (50)		4
Food Service Direct Logistics, LLC (40)		13
(17.83)	USD0.0001	55
(17.83)	USD0.0001	58
United States – c/o The Company Corporation, 251 Little Falls Drive, Wilmington, DE, New Castle 19808
Equilibria, Inc∆◊ (20.00)	USD0.00001	98
FabFitFun Inc. ∆◊ (68.18)	USD0.001	6
(7.48)	USD0.001	100
True Botanicals, Inc∆◊ (3.75)	USD0.0001	37
(41.97)	USD0.0001	81
(14.62)	USD0.0001	82
(29.07)	USD0.0001	83
(16.63)	USD0.0001	49
Yati Inc.∆◊ (4.00)	USD0.00001	62
(100.00)	USD0.00001	47
Perelel, Inc. ∆◊(75)	USD 0.00001	97
United States – c/o Cogency Global Inc, 850 New Burton Road, in the City of Dover, County of Kent, Delaware
Volition Beauty Inc∆◊ (66.44)	USD0.0001	44
United States – c/o The Corporation Trust Company, Trust Center, 1209 Orange Street, Wilmington, Delaware, 19801. New Castle County
Koco Life LLC∆◊(26.19)		32
(41.15)		108
New Voices Fund LP◊ (32.90)		4
Keli Network, Inc.∆◊ (28.24)	USD0.0001	88
United States – c/o A registered agent, Inc, 8 The Green, Ste A, Dover, Kent, DE, 19901
Clean Beauty for All, Inc.∆◊ (22.09)	USD0.0001	62
(41.99)	USD0.0001	95
(62.35)	USD0.0001	51
(67.85)	USD0.0001	96
United States – c/o United Corporate Services, Inc., 874 Walker Road, Suite C, Dover, DE, 19904
UOMA Beauty Inc.∆◊ (25)		62
(70.96)		95
(49.88)		51

Unilever Annual Report on Form 20-F 2022 | Financial Statements	223

Group Companies

Notes:
1: Ordinary, 2: Ordinary-A, 3: Ordinary-B, 4: Partnership, 5: Quotas, 6: Class-A Common, 7: Common, 8: Class A, 9: Class B, 10: Class C, 11: Class II Common, 12: Class III Common, 13: Membership Interest, 14: Preference, 15: Redeemable Preference, 16: Limited by Guarantee, 17: C Ordinary Shares, 18: Viscountcy, 19: B3 Ordinary, 20: Series C-1 Pref, 21: Ordinary-C, 22: Preferred, 23: Redeemable Preference Class A, 24: Redeemable Preference Class B, 25: Special, 26: Cumulative Preference, 27: 5% Cumulative Preference, 28: Non-Voting Ordinary B, 29: Common B, 30: Management, 31: Dormant, 32: Series C1 Preference, 33: Series D-2, 34: Cumulative Redeemable Preference, 35: A-Ordinary, 36: Preferred Ordinary, 37: Com, 38: Class Common-B, 39: Series A Participating Preference, 40: H-Ordinary, 41: I-Ordinary, 42: J-Ordinary, 43: Series A Preferred Convertible, 44: A Preferred, 45: Series B1 CPPS, 46: B Preferred, 47: Series A-5 , 48: Series C-2 Preferred, 49: A-4 Com, 50: D Preferred, 51: Series A-3 Preferred, 52: C Preferred, 53: E Ordinary, 54: G Preferred, 55: Series Seed, 56: Nominal, 57: Preferred A, 58: Series A Preferred, 59: Series Seed-2 Preferred, 60: Series C-2, 61: Series D, 62: Series A1 Preferred, 63: Series B-2 Preference, 64: Pre Series B CPPS, 65: Series B CPPS, 66: Series C1 CPPS, 67: Series C2, 68: Office Holders, 69: Security, 70: Series B-3 Preference, 71: Series B Preferred, 72: Series Seed B CPPS, 73: Series A CPPS, 74: Series A2 CPPS, 75: Equity, 76: Series B CPPS, 77: Series B Preferred Convertible, 78: Class A Redeemable Non Voting Ordinary, 79: B Ordinary, 80: N Ordinary, 81: A-1 Com, 82: A-2 Com, 83: A-3 Com, 84: Series A EIS, 85: Series A Convertible Preferred, 86: Series A2 Preferred, 87: Not in use, 88: Series C Preferred, 89: Series A1 CPPS, 90: D1 Preferred, 91: Series E, 92: Series C-2 Pref, 93: Series B-1 Preferred, 94: Series B-2 Preferred, 95: Series A-2 Preferred, 96: Series A-4 Preferred, 97: Preferred Seed, 98: Seed-3 Preferred, 99: INR 1 Series A Common,100: Series A Preferred Stock, 101: Ordinary Preferred, 102: E Preferred, 103: Common A, 104: Series D-5 Preferred, 105: Series D-6 Preferred, 106: Series C CPPS, 107:Series Seed Convertible Preferred, 108: Series C-E Preferred
Ο Indicates an undertaking directly held by PLC. All other undertakings are indirectly held. In the case of Hindustan Unilever Limited 47.43% is directly held and the     remainder of 14.47% is indirectly held. In the case of Unilever Kenya Limited 39.13% is directly held and the remainder of 60.87% is indirectly held. In the case of Unilever Sri Lanka Limited 18.32% is directly held and the remainder of 81.68% is indirectly held. In the case of Mixhold B.V. 27.71% is directly held and the remainder of 72.29% is indirectly held. In the cases of each of Unilever Gida Sarayi ve Ticaret A.Ş. and Unilever Sarayi ve Ticaret Turk A.Ş. a fractional amount is directly held and the remainder is indirectly held. In the case of Mixhold B.V., 55.37% of the ordinary – A shares are directly held, the remainder of 44.63% are indirectly held and the other share classes are indirectly held.
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
∞ Exemption pursuant to Regulation 7 of the Partnership (Accounts) Regulations 2008.

In addition, we have revenues either from our own operations or otherwise in the following locations: Afghanistan, Aland Islands, Albania, Americas, Andorra, Angola, Anguilla, Antigua, Armenia, Aruba, Azerbaijan, Bahamas, Barbados, Barbuda, Belarus, Belize, Benin, Bhutan, Bonaire, Sint Eustatius & Saba, Bosnia and Herzegovina, Botswana, British Virgin Islands, Brunei Darussalam, Burkina Faso, Burundi, Cameroon, Cape Verde, Cayman Islands, Central African Republic, Chad, Christmas Island, Cocas (Keeling) Islands,Comoros, Congo, Cook Islands, Curacao, Democratic Republic of Congo, Dominica, Equatorial Guinea, Eritrea, Faroe Islands, Federated States of Micronesia, Fiji, French Guiana, French Polynesia, Gabon, Gambia, Georgia, Gibraltar, Greenland, Grenada, Guam, Guinea, Guinea-Bissau, Guyana, Herd Island and McDonalds Islands, Iceland, Iraq, Kiribati, Kosovo, Kuwait, Kyrgyzstan, Lesotho, Liberia, Libya, Liechtenstein, Luxembourg, Macao, Macedonia, Madagascar, Maldives, Mali, Malta, Marshall Islands, Martinique, Mauritius, Monaco, Mongolia, Montenegro, Montserrat, Namibia, Nauru, New Caledonia, Niue, Norfolk Island, Palau, Papua New Guinea, Saint Kitts and Nevis, Saint Lucia, Saint Maarten, Saint Vincent and the Grenadines, Samoa, San Marino, Senegal, Seychelles, Sierra Leone, Slovenia, Solomon Islands, Somalia, Sudan, Suriname, Swaziland, Tajikistan, Timor Leste, Togo, Tokelau, Tonga, Turkmenistan, Tuvalu, Uzbekistan, Vanuatu and Yemen.
The Unilever Group has established branches in Azerbaijan, Belarus, Bosnia-Herzegovina, Cote d’Ivoire, Cuba, Jordan, Kazakhstan, Lebanon, Northern Ireland, the Philippines, Saudi Arabia, Turkey, UAE and the UK.

224	Unilever Annual Report on Form 20-F 2022 | Financial Statements

Shareholder information Financial calendar

Annual general meeting

Date	3 May 2023
Voting and Registration date	1 May 2023
Quarterly dividends
Dates listed below are applicable to all Unilever listings (PLC ordinary shares and PLC ADSs).

	Announcement date	Ex-dividend date	Record date	Payment date
Quarterly dividend announced with the Q4 2022 results	9 February 2023	23 February 2023	24 February 2023	21 March 2023
Quarterly dividend announced with the Q1 2023 results	27 April 2023	18 May 2023	19 May 2023	15 June 2023
Quarterly dividend announced with the Q2 2023 results	25 July 2023	3 August 2023	4 August 2023	31 August 2023
Quarterly dividend announced with the Q3 2023 results	26 October 2023	16 November 2023	17 November 2023	8 December 2023
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
Telephone +31 (0) 20 628 6070
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
You can also view the Unilever Annual Report and Accounts 2022 (and the Additional Information for US Listing Purposes) on our website, and those for prior years.
Find out more at www.unilever.com
www.unilever.com/investorrelations
www.unilever.com/investor-relations/annual-report-and-accounts
Publications
Copies of the Unilever Annual Report and Accounts 2022 (and the Additional Information for US Listing Purposes) and the Annual Report on Form 20-F 2022 can be accessed directly or ordered via the website.
www.unilever.com/investorrelations
Unilever Annual Report and Accounts 2022
The Unilever Annual Report and Accounts 2022 (and the Additional Information for US Listing Purposes) forms the basis for the Annual Report on Form 20-F that is filed with the United States Securities and Exchange Commission, which is also available free of charge from their website.
www.sec.gov
Quarterly results announcements
Unilever’s quarterly results announcements are in English with figures in euros.

Unilever Annual Report on Form 20-F 2022 | Financial Statements	225

Additional information for US listing purposes

Additional information for US listing purposes

Form 20-F references

Item 1	Identity of Directors, Senior Management and Advisers		n/a

Item 2	Offer Statistics and Expected Timetable		n/a

Item 3	Key Information

	B.	Capitalisation and Indebtedness	n/a
	C.	Reasons for the offer and use of proceeds	n/a
	D.	Risk factors	68-76

Item 4	Information on the Company

	A.	History and development of the company	6-51, 84, 92, 153-154, 174-176, 197-200, 201, 225, 230
	B.	Business overview	2-5, 10-26, 35-49, 70-75, 155-157, 230
	C.	Organisational structure	84, 203, 214-224
	D.	Property, plant and equipment	174-176, 231

Item 4A	Unresolved Staff Comments		n/a

Item 5	Operating and Financial Review and Prospects

	A.	Operating results	10-11, 51-60, 73-74, 187-190
	B.	Liquidity and capital resources	54-55, 74, 76, 134, 152, 174-176, 180-197
	C.	Research and development, patents and licences, etc.	3, 12-26, 30-38, 158-159, 230
	D.	Trend information	3, 6-26, 68

Item 6	Directors, Senior Management and Employees

	A.	Directors and senior management	80-81, 87, 228
	B.	Compensation	113-130, 121, 160-166
	C.	Board practices	80-83, 96-97. 100-104, 113-130
	D.	Employees	2, 63, 160, 228
	E.	Share ownership	113-130, 166-167, 228

Item 7	Major Shareholders and Related Party Transactions

	A.	Major shareholders	92, 229
	B.	Related party transactions	202, 229
	C.	Interest of experts and counsel	n/a

Item 8	Financial Information

	A.	Consolidated statements and other financial information	56, 135-203, 225, 229, 235
	B.	Significant changes	203

Item 9	The Offer and Listing

	A.	Offer and listing details	84, 106, 229
	B.	Plan of distribution	n/a
	C.	Markets	92, 229
	D.	Selling shareholders	n/a
	E.	Dilution	n/a
	F.	Expenses of the issue	n/a

Item 10	Additional Information

	A.	Share capital	n/a
	B.	Articles of association	78-79, 88, 90-92, 96, 120
	C.	Material contracts	230
	D.	Exchange controls	230
	E.	Taxation	231
	F.	Dividends and paying agents	n/a
	G.	Statement by experts	n/a
	H.	Documents on display	225, 230
	I.	Subsidiary information	n/a
	J.	Annual Report to Security Holders	n/a

226	Unilever Annual Report on Form 20-F 2022 | Financial Statements

Additional information for US listing purposes

Item 11	Quantitative and Qualitative Disclosures About Market Risk		178-195, 236

Item 12	Description of Securities Other than Equity Securities
	A.	Description of debt securities	n/a
	B.	Description of warrants and rights	n/a
	C.	Description of other securities	n/a
	D.1	Name of depositary and address of principal executive	n/a
	D.2	Title of ADRS and brief description of provisions	n/a
	D.3	Depositary fees and charges	233
	D.4	Depositary payments	233

Item 13	Defaults, Dividend Arrearages and Delinquencies

	A.	Defaults	233
	B.	Dividend arrearages and delinquencies	233

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds		n/a

Item 15	Controls and Procedures		93, 234

Item 16	Reserved

	A.	Audit Committee Financial Expert	101
	B.	Code of Ethics	93, 106
	C.	Principal Accountant Fees and Services	103-104, 234
	D.	Exemptions From The Listing Standards For Audit Committees	n/a
	E.	Purchases Of Equity Securities By The Issuer and Affiliated Purchasers	92, 202, 234
	F.	Change in Registrant’s Certifying Accountant	n/a
	G.	Corporate Governance	93
	H.	Mine Safety Disclosures	n/a

Item 17	Financial Statements		134-205

Item 18	Financial Statements		134-205

Item 19	Exhibits Please refer to the Exhibit list located immediately following the signature page for this document as filed with the SEC.

Unilever Annual Report on Form 20-F 2022 | Financial Statements	227

Additional information for US listing purposes
Directors, senior management and employees
Employees
The average number of employees for the last three years is provided in note 4A on page 161. The average number of employees during 2022 included 3,984 seasonal workers. We believe our relationship with our employees and any labour unions of which they may be part is satisfactory in all material respects.
Global employee share plans (shares)
In November 2014, Unilever’s global employee plan ‘SHARES’ was launched in 17 countries. SHARES gives eligible Unilever employees below management level the opportunity to invest between €10 and €200 per month from their net salary in Unilever shares. For every three shares our employees buy (Investment Shares), Unilever will give them one free Matching Share, which will vest if employees hold their Investment Shares for at least three years. The Matching Shares are not subject to any performance conditions. In 2015, SHARES was rolled out globally and is now offered in more than 100 countries. Executive Directors are not eligible to participate in SHARES. As of 21 February 2023 (the latest practicable date for inclusion in this report), awards for 352,679 PLC shares were outstanding under SHARES.
North American share plans
Unilever also maintains share plans for its North American employees that are governed by an umbrella plan referred to as the Unilever North America Omnibus Equity Compensation Plan, which was amended and restated as of 29 November 2022 to authorise the issue of newly issued Unilever Ordinary Shares under the Plan. These plans are the North American equivalents of the Unilever Share Plan 2017 and SHARES plans, as amended from time to time. The rules governing these share plans are materially the same as the rules governing the Unilever Share Plan 2017 and SHARES plans, respectively. However, the plans contain non-competition and non-solicitation covenants and they are subject to US and Canadian employment and tax laws. The plans are administered by the North America Compensation Committee of Unilever United States, Inc. and they are governed by New York law.
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
Other arrangements
Except for as set out on pg.87 with regard to Mr. Peltz, none of our Non-Executive Directors, Executive Directors or other key management personnel are elected or appointed under any arrangement or understanding with any major shareholder, customer, supplier or others. As mentioned on page 87, Nelson Peltz, a Non-Executive Director, is the Chief Executive and founding partner of Trian Fund Management, LP, which held interests in approximately 1.5% of Unilever’s issued share capital as at the date of his appointment.

228	Unilever Annual Report on Form 20-F 2022 | Financial Statements

Additional information for US listing purposes
Major shareholders and related party transactions
Major shareholders
The voting rights of the significant shareholders of the Company are the same as for other holders of the class of share held by such significant shareholders.
The principal trading market upon which the Company's ordinary shares are listed is the London Stock Exchange. The Company's ordinary shares are also listed and traded on Euronext Amsterdam.
In the United States, Unilever PLC American Depositary Receipts are traded on the New York Stock Exchange. Deutsche Bank Trust Company Americas (Deutsche Bank) acts for PLC as depositary.
At 21 February 2023 (the latest practicable date for inclusion in this report), there were1,847 registered holders of Unilever PLC American Depositary Receipts in the United States. We estimate that approximately 13% of the Company’s ordinary shares (including shares underlying Unilever PLC American Depositary Receipts) were held in the United States (approximately 12% in 2021).
If you are a shareholder of the Company, your interest is in a UK legal entity, your dividends will be paid in pound sterling (converted into US dollars if you have Unilever PLC American Depositary Receipts) and you may be subject to UK tax.
To Unilever’s knowledge, the Company is not owned or controlled, directly or indirectly, by another corporation, any foreign government or by any other legal or natural person, severally or jointly. The Company is not aware of any arrangements the operation of which may at any subsequent date result in a change of control of the Company.
Related party transactions
Transactions with related parties are conducted in accordance with agreed transfer pricing policies and include sales to joint ventures and associates. Other than those disclosed in note 23 to the consolidated financial statements (and incorporated herein as above), there were no related party transactions that were material to the Group or to the related parties concerned that are required to be reported in 2022 up to 21 February 2023 (the latest practicable date for inclusion in this report).
Dividend record
The following tables show the dividends declared and dividends paid by PLC for the last five years, expressed in terms of the revised share denominations which became effective from 22 May 2006.

	2022	2021	2020	2019	2018
Dividends declared for the year
PLC dividends
Dividend per 3 1/9 p	£1.48	£1.46	£1.48	£1.43	£1.35
Dividend per 3 1/9 p (US Registry)	$1.77	$2.00	$1.91	$1.83	$1.82
Dividends paid during the year
PLC dividends
Dividend per 3 1/9 p	£1.45	£1.48	£1.45	£1.42	£1.33
Dividend per 3 1/9 p (US Registry)	$1.80	$2.03	$1.85	$1.82	$1.83

Unilever Annual Report on Form 20-F 2022 | Financial Statements	229

Additional information for US listing purposes
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
Unilever Annual Report on Form 20-F 2022
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
Other information on the Company
Innovation, Research and Development
We have over 20,000 patents protecting the discoveries and breakthroughs that our global team of 5,000 world-leading experts produce. We invest around €850m in R&D each year.
We strive to create superior products, consumer-relevant innovation and help ensure efficiency and resilience in supply. Technology and consumers sit at the heart of our approach to innovation. We are building digital and automated technology into our innovation centres. For example, our UK Materials Innovation Factory has the highest concentration of robots doing material chemistry in the world. It delivers more accurate data many times faster than traditional methods. We run virtual tests and scenarios to optimise products before the lab and scale up stage, bringing efficiency and cutting time to market. Our new Agile Innovation hubs, including in Shanghai, China, use real time consumer data to develop new insights, then rapidly develop prototypes to test via eCommerce in a matter of days. Rapid and efficient, on-trend innovation.
We are investing in real science behind our focus areas. For example, our world-leading research and partnerships on the microbiome, where we have more than 100 patents. This is unlocking significant benefits and is leading to new scientific insights and product innovations, such as biome-friendly skin care products and superior, probiotic cleaning products for the home.
R&D also underpins our sustainability goals, helping to power our move away from petrochemicals, stop plastic pollution and ensuring we source ingredients in a sustainable way. Science, technology and invention is required behind these challenging goals, from renewable sources of carbon in Home Care, to new biotechnology-based ingredients in Beauty & Wellbeing and novel, paper-based packaging in Nutrition.
Every Unilever product is based on an innovation crafted by our experts in collaboration with our network of partners. We translate our scientific discoveries into everyday products that improve people’s health, confidence, and wellbeing, while taking care to reduce our impact on the planet. We are constantly evolving alongside our consumers’ ever-changing lives and tastes, and to remain at the cutting-edge of science and technology.

Raw materials
Our products use a wide variety of raw and packaging materials which we source locally and internationally, and which may be subject to price volatility either directly or as a result of movements in foreign exchange rates.
In 2022, we witnessed high volatility and inflation across commodities as global demand recovered from Covid impacts. The Russia-Ukraine war created broad-based supply chain disruptions further exacerbating inflationary pressures. Weakening currencies in many emerging markets such as Turkey, Argentina, and South Asia, posted further challenges.
Looking ahead to 2023, we expect continued volatility in commodity markets. We remain watchful of the impact of China’s re-opening post-Covid on demand, inflationary pressures from wages and energy costs and trends in emerging market currencies relative to the US dollar.
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
Iran-related required disclosure
Unilever operates in Iran through a non-US subsidiary. In 2022, sales in Iran were significantly less than one per cent of Unilever’s worldwide turnover. During the year, this non-US subsidiary had approximately €2,553,954 in gross revenues and less than €964,177 in net profits attributable to the sale of food, personal care and home care products to an entity affiliated with the Government of Iran. The entity was the Shahrvand Group, which is owned by the municipality of Tehran. This non-US subsidiary also donated a de minimis amount of personal care products to Shahid Ashrafian and Shahid Daneshfar, which are schools for girls affiliated with the government, to assist with the Covid pandemic. Income, payroll and other taxes, duties and fees (including for utilities) were payable to the Government of Iran and affiliated entities in connection with our operations. Our non-US subsidiary maintains bank accounts in Iran with various banks to facilitate our business in the country and make any required payments to the Government of Iran and affiliated entities. While we currently continue our activities in Iran, we are continuously evaluating such activities in light of the evolving regulatory environment.

230	Unilever Annual Report on Form 20-F 2022 | Financial Statements

Additional information for US listing purposes
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
However, if you are either:
■an individual who is not resident in the United Kingdom for the year in question; or
■a company which is not resident in the United Kingdom when the gain accrues you will generally not be liable to United Kingdom tax on any gains made on disposal of your shares or ADSs.
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
UK inheritance tax
Under the current estate and gift tax convention between the United States and the United Kingdom, shares or ADSs (regardless of whether they are situated in the United Kingdom for inheritance tax purposes) held by an individual shareholder who is:
■domiciled for the purposes of the convention in the
United States; and
■not for the purposes of the convention a national of the
United Kingdom
will generally not be subject to United Kingdom inheritance tax:
■on the individual’s death; or
■on a gift of the shares during the individual’s lifetime.
Where shares or ADSs are held on trust, they will generally not be subject to United Kingdom inheritance tax where the settlor at the time of the settlement:
■was domiciled for the purposes of the convention in the United States; and
■was not for the purposes of the convention a national of the United Kingdom.
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

Unilever Annual Report on Form 20-F 2022 | Financial Statements	231

Additional information for US listing purposes
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

Shares held through clearance services including Euroclear Nederland
Special rules apply where shares are issued or transferred to, or to a nominee or agent for, a person providing a clearance service. In such circumstances, SDRT or stamp duty may be charged at a rate of 1.5 per cent, with subsequent transfers within the clearance service then being free from SDRT and stamp duty (except in relation to clearance service providers that have made an election under section 97A(1) of the Finance Act 1986 which has been approved by HMRC, to which the special rules apply).
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
US backup withholding and information reporting
Payments of dividends and other proceeds with respect to ordinary shares or ADSs by a US (or US connected) paying agent or a US (or US connected) intermediary will be reported to you and to the IRS as may be required under applicable regulations. Backup withholding may apply to these payments if you fail to provide an accurate taxpayer identification number or certification of exempt status or fail to comply with applicable certification requirements. Some holders are not subject to backup withholding. You should consult your tax adviser as to your qualification for an exemption from backup withholding and the procedure for obtaining an exemption.
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

232	Unilever Annual Report on Form 20-F 2022 | Financial Statements

Additional information for US listing purposes
Description of securities other than equity securities
Deutsche Bank serves as the depositary (Depositary) for PLC’s American Depositary Receipt Programme.
Depositary fees and charges for PLC
Under the terms of the Deposit Agreement for the PLC American Depositary Shares (ADSs), an ADS holder may have to pay the following service fees to the depositary bank:
■Issuance of ADSs: up to US 5¢ per ADS issued.
■Cancellation of ADSs: up to US 5¢ per ADS cancelled.
■Processing of dividend and other cash distributions not made pursuant to a cancellation or withdrawal: up to US 5¢ per ADS held.
An ADS holder will also be responsible for paying certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:
■fees for the transfer and registration of shares charged by the registrar and transfer agent for the shares in the United Kingdom (i.e. upon deposit and withdrawal of shares);
■expenses incurred for converting foreign currency into US dollars;
■expenses for cable, telex and fax transmissions and for delivery of securities;
■taxes and duties upon the transfer of securities (i.e. when shares are deposited or withdrawn from deposit);
■fees and expenses incurred in connection with the delivery or servicing of shares on deposit; and
■fees incurred in connection with the distribution of dividends.
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
Depositary payments – fiscal year 2022
Deutsche Bank has been the depositary bank for its American Depositary Receipt Programme since 1 July 2014. Under the terms of the Deposit Agreement, PLC is entitled to certain reimbursements, including processing of cash distributions, reimbursement of listing fees (NYSE), reimbursement of settlement infrastructure fees (including DTC feeds), reimbursement of proxy process expenses (printing, postage and distribution), dividend fees and program-related expenses (that include expenses incurred from the requirements of the US Sarbanes-Oxley Act of 2002). In relation to 2022, PLC received $4,225,900 from Deutsche Bank.
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

Articles of association
Lapse of distributions
Any PLC dividend unclaimed after 12 years from the date of the declaration of the dividend by PLC reverts to PLC. Any unclaimed dividends may be invested or otherwise applied for the benefit of PLC while they are claimed. PLC may also cease to send any cheque for any dividend on any shares normally paid in that manner if the cheques in respect of at least two consecutive dividends have been returned to PLC or remain uncashed.
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
Required majorities
Resolutions are usually adopted at the Company's General Meetings by an absolute majority of votes cast, unless there are other requirements under the applicable laws or the Company's Articles. For example, there are special requirements for resolutions relating to the alteration of the Articles of Association and the liquidation of the Company. A proposal to alter the Articles of the Company can be made either by the Company's Board or by requisition of shareholders in accordance with the UK Companies Act 2006. Unless expressly specified to the contrary in the Company's Articles, the Company's Articles may be amended by a special resolution. The Company's Articles can be found on our website.

Unilever Annual Report on Form 20-F 2022 | Financial Statements	233

Additional information for US listing purposes
Purchases of equity securities
Share purchases during 2022
Please also refer to ‘Our shares’ section on page #.
34,217,605 PLC ordinary shares or ADSs were purchased by or on behalf of PLC or any 'affiliated purchaser', as defined in Section 10b-18(a)(3) of the US Securities Exchange Act of 1934, during the period covered by this annual report on Form 20-F.
Between 31 December 2022 and 21 February 2023 (the latest practicable date for inclusion in this report), PLC did not conduct any share repurchases.
Management’s report on internal control over financial reporting
In accordance with the requirements of Section 404 of the US Sarbanes-Oxley Act of 2002, the following report is provided by management in respect of the Group’s internal control over financial reporting (as defined in rule 13a–15(f) or rule 15d–15(f) under the US Securities Exchange Act of 1934):
■Unilever’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group;
■Unilever’s management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework (2013) to evaluate the effectiveness of our internal control over financial reporting. Management believes that the COSO framework (2013) is a suitable framework for its evaluation of our internal control over financial reporting because it is free from bias, permits reasonably consistent qualitative and quantitative measurements of internal controls, is sufficiently complete so that those relevant factors that would alter a conclusion about the effectiveness of internal controls are not omitted and is relevant to an evaluation of internal control over financial reporting;
■Management has assessed the effectiveness of internal control over financial reporting as of 31 December 2022, and has concluded that such internal control over financial reporting is effective. Management’s assessment and conclusion excludes Nutraceutical Wellness, Inc. (Nutrafol) from this assessment, as this entity was acquired on 7 July 2022. This entity is included in our 2022 consolidated financial statements, and constituted 1.6% of our total assets as at 31 December 2022 and 0.3% of total turnover for the year ended 31 December 2022; and
■KPMG LLP, who have audited the consolidated financial statements of the Group for the year ended 31 December 2022, have also audited the effectiveness of internal control over financial reporting as at 31 December 2022 and have issued an attestation report on internal control over financial reporting.
Principal accountant fees and services
Our independent registered public accounting firm is KPMG LLP, London, United Kingdom, Auditor Firm ID: 1118

	€ million	€ million	€ million
	2022	2021	2020
Audit fees(a)	23	22	19
Audit-related fees(b)(c)	1	6	7
Tax fees(d)	–	–	–
All other fees(d)	–	–	–
(a)Amount payable to KPMG in respect of services supplied to associated pension schemes was less than €1 million individually and in aggregate (2021: less than €1 million individually and in aggregate; 2020: less than €1 million individually and in aggregate).
(b) Includes other audit services which comprise audit and similar work that regulations or agreements with third parties require the auditors to undertake.
(c)Includes audit of carve-out financial statements of ekaterra (2021: €5 million, 2020: €6 million). 2020 also includes €1 million for assurance work on Unification.
(d)Amounts paid in relation to each type of service are individually less than €1 million. In aggregate the fees paid were less than €1 million (2021: less than €1 million, 2020: less than €1 million).

234	Unilever Annual Report on Form 20-F 2022 | Financial Statements

Additional information for US listing purposes
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
As a result of Unification, PLC assumed NV’s liabilities in relation to debt issued under the US shelf registration programme. UCC and UNUS are each indirectly 100% owned by PLC and consolidated in the financial statements of the Unilever Group. In relation to the US Shelf registration, US$10.75 billion of Notes were outstanding at 31 December 2022 (2021: US$12.1 billion; 2020: US$11.5 billion) with coupons ranging from 0.375% to 5.900%. These Notes are repayable between 22 March 2023 and 12 August 2051.
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

Unilever Annual Report on Form 20-F 2022 | Financial Statements	235

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
Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; the effect of climate change on Unilever’s business; Unilever’s ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current war in Ukraine.
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
Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2022.
This document is not prepared in accordance with US GAAP and should not therefore be relied upon by readers as such.
In addition, a printed copy of the Annual Report on Form 20-F 2022 is available, free of charge, upon request to Unilever, Investor Relations Department, 100 Victoria Embankment, London EC4Y 0DY, United Kingdom.
This document comprises regulated information within the meaning of Sections 1:1 and 5:25c of the Act on Financial Supervision (‘Wet op het financieel toezicht (Wft)’) in the Netherlands.
The brand names shown in this report are trademarks owned by or licensed to companies within the Group.
References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, the Unilever Annual Report on Form 20-F 2022.

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

Unilever PLC – 20-F Exhibit List

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

/s/ M.Varsellona
M. Varsellona
Chief Legal Officer and Group Secretary
Date: 13 March 2023