Form 20-F
period 2024-12-31
UNILEVER PLC
filed 2025-03-13
CIK 217410

Disclaimer
This is a PDF version of the Annual Report on Form 20-F 2024 and is an exact copy of the document filed with the SEC at www.sec.gov.
The Annual Report and Accounts 2024 was also filed with the National Storage Mechanism and the Dutch Authority for the Financial Markets in European Single Electronic Format, including a human readable XHTML version of the Annual Report and Accounts 2024 (the ESEF Format).
The Annual Report and Accounts 2024 in ESEF Format is also available on Unilever’s website at
www.unilever.com. Only the Annual Report and Accounts 2024 in ESEF Format is the official version of the annual report for purposes of the ESEF Regulation.
Certain sections of the Annual Report on Form 20-F 2024 have been audited. These are on pages 138 to 191.
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
The information is given as of the dates specified, is not updated, and any forward-looking statements are made subject to the reservations specified in the cautionary statement on the inside back cover of the Annual Report on Form 20-F 2024.
Unilever accepts no responsibility for any information on other websites that may be accessed from this site by hyperlinks.

Persil
WONDER WASH
SHORT CYCLES
NON-BIO
ODOUR DEFY
ULTRA CARE

LIQUID I.V.
HYDRATION MULTIPLIER
ELECTROLYTE DRINK MIX
SUGAR-FREE
LEMON LIME
RASPBERRY MELON
GREEN GRAPE

MAGNUM
bon bon
Gold Caramel Billionaire
White Chocolate & Cookies

Dove
GLOW RECHARGE
3%
HYDRATION BOOST
6%
ACNE CLEAR
1%

HELLMANN'S
REAL MAYONNAISE

Brightening everyday life for all

Unilever Annual Report on Form 20-F 2024

Unilever

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
            (Mark one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from 1 January 2024 to 31 December 2024
Commission file number 001-04546
UNILEVER PLC

(Exact name of Registrant as specified in its charter)

(Translation of Registrant’s name into English)
ENGLAND

(Jurisdiction of incorporation or organization)
100 Victoria Embankment, London EC4Y 0DY, England
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
4.25% Notes due 2027
3.5% Notes due 2028
4.875% Notes due 2028
6.625% Notes due 2028
2.125% Notes due 2029
1.375% Notes due 2030
4.75% Notes due 2031
1.750% Notes due 2031
5.9% Notes due 2032
5.0% Notes due 2033
4.625% Notes due 2034
2.625% Notes due 2051
5.600% Notes due 2097

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
The total number of outstanding shares of the issuer’s capital stock at the close of the period covered by the annual report was:
2,524,997,338
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
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act):
Yes ☐        No ☒
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the
Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes ☐        No ☐

Cautionary Statement
This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation
Reform Act of 1995, concerning the financial condition, results of operations and businesses of the Unilever Group (the ‘Group’). All statements other than statements of historical fact are, or may deemed to be, forward-looking statements. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’,
‘ambition’, ‘target’, ‘goal’, ‘plan’, ‘potential’, ‘work towards’, ‘may’, ‘milestone’, ‘objectives’, ‘outlook’, ‘probably’, ‘project’, ‘risk’, ‘seek’, ‘continue’, ‘projected’, ‘estimate’,
‘achieve’ or the negative of these terms, and other similar expressions of future performance or results and their negatives, are intended to identify such forward-
looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding the Group’s emissions reduction and other sustainability-related targets and other climate and sustainability matters (including actions, potential impacts and risks and opportunities associated therewith).
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
Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Group's control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from those expressed in the forward-looking statements included in this document are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; the effect of climate change on Unilever’s business; Unilever’s ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in Unilever’s supply chain and distribution;
increases or volatility in the cost of raw materials and commodities; the production of safe and high-quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects, including the proposed separation of our Ice Cream business; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters and practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards including differences in implementation of climate and sustainability policies in the regions where the Group operates. Also see ’Our Principal Risks’ on pages 51 to 61 for additional risks and further discussion.
The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements.
The forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. In preparing the sustainability and climate-related information in this document, Unilever has made a number of key judgements, estimations and assumptions. Sustainability and climate data, models and methodologies are often rapidly evolving and are not of the same accuracy as those available in the context of other financial information.
There may also be challenges in relation to availability of sustainability and climate-related data and potential inconsistencies. This means that sustainability and climate-related forward-looking statements can be subject to more uncertainty than other types of statements and therefore our actual results and developments could differ from those expressed or implied in the sustainability and climate-related forward-looking statements in this document.
This document also contains data on the Group’s Scope 1, 2 and 3 emissions. Some of this data is based on estimates, assumptions and uncertainties. Scope 1 and
2 emissions data relates to emissions from the Group’s own activities and supplied heat, power and cooling, and is generally easier for the Group to gather than
Scope 3 emissions data. Scope 3 emissions relate to other organisations’ emissions and is therefore subject to a range of additional uncertainties, including that: data used to model lifecycle footprints is typically industry-standard data or estimates rather than relating to individual suppliers; and lifecycle models, such as the Group’s, cover many but not all products and markets. In addition, international standards and protocols relating to Scope 1, 2 and 3 emissions calculations and categorisations also continue to evolve, as do accepted norms regarding terminology, such as carbon neutral and net zero, which may affect the emissions data the
Group reports. As Scope 3 emissions data improves, shifting over time from generic modelled data to more specific data, the data reported in this document is likely to evolve. We will continue to review and develop our approach to emissions data in line with evolving market approaches and standards.
Throughout this report, we include non-GAAP financial measures to explain the performance of our business, including underlying sales growth, underlying volume growth, underlying price growth, non-underlying items, underlying operating profit, underlying operating margin, underlying earnings per share, underlying effective tax rate, constant underlying earnings per share, free cash flow, cash conversion, underlying return on assets, net debt and underlying return on invested capital.
Such non-GAAP financial measures are defined in ’Additional financial disclosures’ and a reconciliation of these measures to their most directly comparable GAAP financial measures are included within ’Additional financial disclosures’. See pages 40 to 47.
Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam, and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2024.
This document is not prepared in accordance with US GAAP and should not therefore be relied upon by readers as such. The Annual Report on Form 20-F 2024 is separately filed with the US Securities and Exchange Commission and is available on our corporate website: www.unilever.com.
In addition, a printed copy of the Annual Report on Form 20-F 2024 is available, free of charge, upon request to Unilever, Investor Relations Department, 100 Victoria
Embankment, London EC4Y 0DY, United Kingdom.
This document comprises regulated information within the meaning of Sections 1:1 and 5:25c of the Act on Financial Supervision (‘Wet op het financieel toezicht
(Wft)’) in the Netherlands.
The brand names shown in this report are trademarks owned by or licensed to companies within the Group.
References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, the Unilever Annual Report and Accounts 2024

Persil®
WONDER WASH™
DESIGNED FOR
SHORT CYCLES
EVEN IN 15 MINUTES
NON-BIO

Building for consistent, higher performance
2024 was a year of transformation for Unilever. We stepped up our operational performance, sharpened our portfolio, and started to put in place a leaner, more productive organisational model. However, we know there is more work to do to ensure we deliver improvements on a consistent basis.
In a world of ever-increasing consumer expectations and rapidly advancing technology, it is more important than ever that we leverage our innovative, market-making and pioneering capabilities.
The Growth Action Plan 2030 is our strategic response to these opportunities and challenges.
It will enable us to focus, excel and accelerate in the areas that are critical to our future success – unlocking the full potential of Unilever to deliver best-in-class performance for our shareholders and stakeholders.

In this report

Strategic Report

About Unilever
2	Unilever at a glance
4	Our Strategy: Growth Action Plan 2030
Review of the Year
6	Chair’s statement
8	Chief Executive Officer’s statement
10	Unilever Group Financial Review
14	Business Group Review
34	Our People & Culture
36	Sustainability Review
Our Performance
38	Financial performance
48	Non-financial performance
Our Principal Risks
51	Risk management approach
52	Principal Risks
60	Viability statement

Governance Report

64	Governance Report Overview
66	Board of Directors
68	Unilever Leadership Executive (ULE)
70	Operation of the Board
78	Additional Information
81	Report of the Nominating and Corporate Governance Committee
86	Report of the Audit Committee
91	Report of the Corporate Responsibility Committee
95	Directors’ Remuneration Report

Financial Statements

120	Statement of Directors’ Responsibilities
121	Report of Independent Registered Public Accounting Firm
138	Consolidated Financial Statements Unilever Group
142	Notes to the Consolidated Financial Statements
200	Group Companies
211	Shareholder Information – Financial calendar
212	Additional Information for US Listing Purposes

Sustainability Statement

224	General Information
230	Environmental Disclosures
267	Social Disclosures
287	Governance Disclosures

Online

You can find more information about Unilever online at
www.unilever.com.
The Unilever Annual Report on Form 20-F 2024 (and the
Additional Information for US Listing Purposes) along with
other relevant documents can be downloaded at
www.unilever.com/investors/annual-report-and-
accounts.
References to information on websites in this document are
included as an aid to their location and such information
is not incorporated in, and does not form part of this
document. Any website URL is included as text only and is
not an active link.

2	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ABOUT UNILEVER
Unilever at a glance

Our brands serve consumers in almost every part of the world.
Worldwide reach	Developed & emerging market strength

CATEGORY-FOCUSED ORGANISATION TO ACCELERATE GROWTH

Beauty & Wellbeing	Personal Care	Home Care	Foods*	Ice Cream
Hair Care Prestige Beauty Skin Care Wellbeing	Deodorants Oral Care Skin Cleansing	Fabric Cleaning Fabric Enhancers Home & Hygiene	Condiments Cooking Aids & Mini-Meals Unilever Food Solutions	Ice Cream
€13.2bn	€13.6bn	€12.3bn	€13.4bn	€8.3bn

We are a global consumer goods business with strong fundamentals and differentiated capabilities.

€60.8bn
Turnover in 2024
58%

GLOBAL FOOTPRINT & REACH

We have around 400 brands meeting consumers’ daily needs, from household necessities to premium indulgences.
High household penetration	Marketing powerhouse

people use our
products every
day
3.4bn
investment
in our brands
and marketing
€9.4bn

ICONIC PORTFOLIO OF BRANDS

POWERED BY STRONG FUNDAMENTALS AND CAPABILITIES
190
countries where our
products are sold
of Group turnover in
emerging markets
* Formerly known as Nutrition

Unilever Annual Report on Form 20-F 2024	3

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ABOUT UNILEVER

Our 5,000+ R&D experts are developing innovations to drive unmissable superiority.
Investment in R&D	Fragrance expertise

We are building a lean and agile supply chain powered by advancements in technology, data and AI.
Resilience and cost efficiency	Digitally connected logistics

Our people work in factories, offices, distribution warehouses, R&D centres and customer-facing roles across 100+ countries.
Highly engaged	Employee pride

We have a more focused, urgent and systemic sustainability agenda, supported by 15 short- and medium-term goals.
Decarbonising our operations	Helping small retailers grow

ENGAGED TALENT BASE
global operational hubs
driving efficiencies across our
full value chain
customer orders fulfilled
annually
7
24m

DIGITAL & TECHNOLOGY- ENABLED OPERATIONS
spend on R&D
planned multi-year
investment to build
in-house fragrance
capability
€987m
€100m

SUPERIOR SCIENCE & TECHNOLOGY
absolute reduction
in Scope 1 and 2
greenhouse gas
emissions since 2015
SMEs in retail value
chain using our digital
platforms to help grow
their businesses
72%

FOCUSED SUSTAINABILITY AGENDA

CREATING VALUE FOR OUR STAKEHOLDERS
Our business model leverages our organisational structure, deep operational know-how and industry-leading expertise to create value.
■Shareholders ■Our People ■Consumers	■Customers ■Suppliers & Business Partners ■Planet & Society
All numbers mentioned on pages 2 and 3 are for 2024 reporting period.
87%
of our employees feel proud to
work for Unilever*
79%
engagement score
in our employee survey*
2.58m
*Based on 2024 UniVoice survey.

4	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ABOUT UNILEVER
Our Strategy: Growth Action Plan 2030
VALUE CREATION GOAL
FOCUS
ACCELERATE
30 POWER BRANDS
24 TOP MARKETS
SCIENCE & TECHNOLOGY
LEAN AGILE SUPPLY CHAIN
NET PRODUCTIVITY
SCALED ARTIFICIAL
INTELLIGENCE
UNMISSABLY SUPERIOR BRANDS
SOCIAL-FIRST DEMAND GENERATION
MULTI-YEAR SCALABLE INNOVATIONS
PREMIUMISATION
GROWTH CHANNELS
EXCEL
Climate
Towards net zero
emissions
Nature
Resilient and regenerative
ecosystems
Plastics
Work to end
plastic waste
Livelihoods
Enhanced livelihoods for
people in our value chain
Values
Pioneering, Respect
Integrity, Responsibility
People
Best talent, Inclusive leaders,
Truly diverse, Most engaged
Behaviours
Care deeply, Focus on what counts,
Stay three steps ahead,
Deliver with excellence
OUR PURPOSE
OUR GOAL
OUR STRATEGY
SUSTAINABILITY
OUR CULTURE
We are taking the next step to transform Unilever into a faster, simpler, more competitive, best-in-class performing business.
Excel in five demand
creation drivers that make
our brands superior
Focus on the areas of
the business with the
biggest returns
Accelerate critical
capabilities that
keep us ahead in a
fast-changing world
Our ambition is to deliver:
Absolute profit growth in line with top-third total shareholder return ambition
Best-in-class performance with market-making, unmissably superior brands

PAULA'S CHOICE SKINCARE
Vaseline
Dove
DIRT IS GOOD
Knorr
LUX
Surf
Comfort
Magnum
AXE
CLEAR
NUTRAFOL
Rexona
Domestos
HELLMANN'S
BEN & JERRY'S
sunsilk
LIQUID I.V.
closeup
dermalogica
Horlicks
Lifebuoy
Cif
Radiant
TRESemmé
POND'S SKIN INSTITUTE
Pepsodent
Sunlight
Cornetto

Unilever Annual Report on Form 20-F 2024	5

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ABOUT UNILEVER

30 POWER BRANDS
24 TOP MARKETS
Driving majority of turnover (>75%) through our unmissably superior Power Brands.
Rigorous focus on our top 24 markets under eight geographies, representing around 85% of our turnover.*
UNMISSABLE BRAND SUPERIORITY
Excelling in consumer preferences for
product, proposition, packaging, place,
promotion and pricing.
SOCIAL-FIRST DEMAND GENERATION
Embedding our brands into culture with
data-driven insights to create resonance,
engagement and conversion.
MULTI-YEAR SCALABLE
INNOVATIONS
Harnessing science, technology
and consumer insights
to fuel scalable market-
making innovations.
PREMIUMISATION
Premiumising our brands and
portfolio through exceptional
innovation, packaging
and marketing.
GROWTH CHANNELS
Investing in digital and specialist
channels, while strengthening
our execution in modern and
traditional retail.
SCIENCE & TECHNOLOGY
Advancing cutting-edge science and technology to
win in microbiome, biotechnology and next-
generation materials.
LEAN AGILE SUPPLY CHAIN
Optimising our supply chain, ensuring it meets
the needs of every part of our portfolio and
sales channels.
NET PRODUCTIVITY
Delivering operational excellence through advanced
automation and streamlined efficiency.
SCALED ARTIFICIAL INTELLIGENCE
Using AI to drive demand creation, net productivity
and resilience across our business.
ACCELERATE
EXCEL
FOCUS

NORTH AMERICA	INDIA	EUROPE	NORTH ASIA	GREATER ASIA	PTAB
United States	India	United Kingdom	China	Korea	Pakistan
Canada		Netherlands		Japan	Turkey
	LATIN AMERICA	Belgium	INDONESIA	Philippines	Arabia
	Brazil	Germany	Indonesia	Thailand	Bangladesh
	Argentina	Italy		Vietnam
	Mexico	France
Poland

*The remaining Unilever markets, representing 15% of turnover, are organised under ’One Unilever’ (1UL) and consist of lean-resourced, small- to mid-sized markets managing their own P&L.

6	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REVIEW OF THE YEAR
Chair’s statement

Critically, our task now is to accelerate the execution of the GAP 2030 to ensure we deliver improvements on a consistent basis over many years.

Ian Meakins Chair

INTRODUCTION
Looking back on my first full year as Chair of Unilever, I believe we have made decent progress under our Growth Action Plan, or GAP.
However, it is only a start and we have a long way yet to go. We fully appreciate that we must deliver year in, year
out to become best-in-class – that is our ambition. To achieve great results consistently, we need to accelerate the execution of our plans significantly.
It was for that reason the Board decided to appoint Fernando
Fernandez as Chief Executive Officer, from 1 March 2025. Fernando was Chief Financial Officer and over a period of decades, has developed some of Unilever’s fastest-growing businesses, such as
Beauty & Wellbeing, and some of its best-performing markets including
Latin America. His success has been based on consistently building brand equities and on ensuring the in-market execution of plans was best-in-class. He has also developed some of Unilever’s most talented leaders. Further, he has shown in the last 15 months as CFO that he can perform extremely well at a PLC level, displaying great leadership in support of the business and in helping to drive the results delivered in 2024. The Board has been impressed by his decisive, results-
oriented approach and is confident in his ability to lead and develop a high-performing management team, realise the benefits of the GAP, with urgency, and deliver the shareholder value that the company’s potential demands.
Fernando succeeds Hein Schumacher, who will leave the company on
31 May 2025 after an orderly transition. Hein and the leadership team have reset the company’s strategy, brought focus and discipline to our operations and delivered decent financial progress. In addition to the
GAP, we are well into a significant productivity programme and the separation of Ice Cream, both of which are fully on track. We are grateful to Hein for his leadership and wish him the very best for the future.
Consequent to these changes, Srinivas Phatak, previously Deputy
Chief Financial Officer and Group Controller, was appointed Acting
CFO from 1 March 2025. Srinivas’ leadership qualities and deep experience of the business – including a successful term as CFO of
Hindustan Unilever – will serve him well in partnering Fernando. A thorough internal and external search process is underway to appoint a permanent CFO.
Despite the progress in 2024, we are very conscious that we are at an early stage in the transformation of Unilever. There is more to do as we restore confidence in the company and improve our overall market shares. We see this reflected in the Unilever share price, which –
despite being up over the last year – is still only at the level seen five years ago. Clearly, this is very disappointing and we fully understand that we have a long way to go.
RESULTS AND PERFORMANCE
In 2024, turnover was up 1.9%, to €60.8 billion, despite adverse impacts from currency and some portfolio rationalisation. The Group delivered underlying sales growth of 4.2%. Importantly, this was volume-driven across all Business Groups, with underlying volume growth of 2.9%, driven by our Power Brands.
Operating profit was €9.4 billion, and €11.2 billion on an underlying basis, stripping out the effects of disposals and higher restructuring costs. Gross margin rose substantially in 2024 as a result of volume leverage, pricing activity and higher savings delivery. Cash flow from operating activities increased by €0.6 billion compared to the prior year and free cash flow delivery was strong at €6.9 billion. Underlying earnings per share (EPS) grew 14.7%, to €2.98, the first substantial increase since 2019. On a diluted basis, EPS was €2.29, reflecting the impact of disposals and higher restructuring costs as a result of accelerating the productivity programme.
In 2024, we returned €5.8 billion to shareholders through dividends and share buybacks, having completed a €1.5 billion buyback
programme during the year. With our full-year results, we announced a further share buyback programme of up to €1.5 billion to be completed during the first half of 2025.
STRATEGY
Building on the progress made in 2024, we have unveiled a refreshed purpose and a new set of strategic priorities for Unilever. The GAP
2030 puts the consumer at the heart of our plans and sets out what we believe we can achieve by 2030.
With the separation of Ice Cream, the business will in future be based around four similarly sized Business Groups, all enjoying leading market positions. The GAP 2030 has been designed to

Unilever Annual Report on Form 20-F 2024	7

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REVIEW OF THE YEAR

ensure we take better advantage of these positions. Brands will be prioritised according to their ability to grow their categories and gain share. This will be done by focusing on fewer, bigger, more scalable innovations, and through the continued rapid roll-out globally of the
Unmissable Brand Superiority (UBS) framework, which allows us to address elements of underperformance quickly and holistically across six areas of consumer preference: product, price, packaging, proposition, promotion and place.
The choices we made and implemented in 2024 have put our portfolio in good shape for the future. The planned separation of Ice Cream, the sale of the Russian business, and the disposals of Elida Beauty,
Truliva and Pureit mean we can focus on our four excellent Business
Groups, where there is great growth potential. Although this is mainly organic, it will also come from selected bolt-on acquisitions, like K18, to ensure the portfolio is well set up for the long term.
The Board fully supports the GAP 2030 and believes we have the right plans, resources and expertise in place. The critical challenge for
Fernando and the Unilever Leadership Executive is to execute the programme as rapidly as possible and to do so globally at scale.
Rebuilding our brand equities through the accelerated execution of
UBS and better consumer- and customer-focused plans will deliver faster organic growth and enable us to reclaim lost market share.
SEPARATION OF ICE CREAM
The separation of the Ice Cream business is on track. Following a thorough review by the Board of the separation options – focused on maximising shareholder value, setting the Ice Cream business up for success and execution certainty – we have announced that the business will be separated by way of demerger, with listings in
Amsterdam, London and New York, the same three exchanges on
which Unilever PLC shares are traded. The business will be
incorporated in the Netherlands and headquartered, as now, in
Amsterdam. We are delighted that Jean-François van Boxmeer, a highly regarded and experienced business figure, has agreed to become Chair of the business.
NON-EXECUTIVE DIRECTORS AND GOVERNANCE
As part of our commitment to comply with corporate governance standards, we keep the composition of the Board under regular review.
In 2024, we were delighted to welcome Judith McKenna. As a former
President and CEO of Walmart International, Judith brings a wealth of relevant experience, which is already being put to good effect, including as a member of the Compensation Committee and Corporate
Responsibility Committee (CRC).
The composition of the Board was further strengthened with two appointments in early 2025. Benoît Potier joined the Board on 1
January and will sit as a member of the Audit Committee and CRC.
Benoît has an excellent track record of success in global business, including as Chair – and previously CEO – of Air Liquide. Zoe
Yujnovich joined the Board on 1 March and will sit on the Nominating and Corporate Governance Committee and the CRC. Zoe currently serves as Shell’s Integrated Gas and Upstream Director and has
delivered strong performance. Her previous roles include President and CEO of the Iron Ore Company of Canada at Rio Tinto. I am
delighted to welcome Benoît and Zoe to the Board.
After seven years as a Non-Executive Director, Andrea Jung
has decided not to stand for re-election at the 2025 AGM. On behalf of the Board, I want to thank Andrea for her significant contribution over that time.
It is important that Non-Executive Directors continuously develop their knowledge of the business. That includes engaging regularly with the company’s workforce and other stakeholders. In addition to the six planned Board meetings in 2024, Non-Executives took part in six dedicated workforce engagement events, covering a wide range of topics and with colleagues from all levels of the business.
Individual directors also took part in a number of site visits, including to our businesses in the US, China, South Africa and New Zealand. As
part of my own programme of engagement, I was pleased to visit one of our most strategically important operations, Hindustan Unilever
(HUL), discussing ways in which to keep HUL at the forefront of its markets. It is clear we have an excellent business in India, built over many decades, and that the team is working very hard to achieve their growth ambitions.
Tackling climate change is an important priority for the Group. It is also one of our four big sustainability platforms, alongside Nature, Plastics and Livelihoods, as set out in the GAP 2030. At last year’s AGM, we were pleased to receive the overwhelming support of shareholders for our latest Climate Transition Action Plan (CTAP). This comprehensive approach to addressing the effects of climate change within our sphere of business includes more ambitious Scope 3 targets, a continued
emphasis on absolute emission reductions rather than offsetting, and a shift of focus to the specific Scope 3 emissions we can most influence.
We plan to deliver these commitments by embedding CTAP across the business. We know that executing our sustainability agenda is part of what will make Unilever a stronger and more resilient business over the long term.
SUMMARY
Our whole team is working hard to bring about a step-change in
Unilever’s performance. To that end, we can point to some decent signs of progress in 2024, as reflected in the company’s full-year results. Critically, our task now under Fernando’s leadership is to find ways to accelerate the execution of the GAP 2030 and to ensure we deliver improvements on a consistent basis over many years. The
Board and management of the company are all fully focused on this imperative.
My view of our company and the huge opportunities open to us has been strongly reinforced during my first full year as Chair. It has been a pleasure to meet and work alongside many of our teams and to visit some of the company’s operations. I know that all our colleagues share my, and the Board’s, desire to see the company unlock its full potential.
Finally, I want to thank everyone for their hard work and good delivery in 2024.
Ian Meakins
Chair

8	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REVIEW OF THE YEAR
Chief Executive Officer’s statement

We have stepped up our operational performance, sharpened our portfolio, and are in the process of delivering a stronger, more productive organisational model.

Fernando Fernandez Chief Executive Officer
OVERVIEW
We made solid progress in 2024 as we accelerated the execution of our Growth Action Plan across the company. As an operational response to the challenges Unilever has faced over recent years, the
GAP has gone a long way in helping to improve the quality of our top-
and bottom-line performance. However, there is a lot still to do.
Winning market share across the markets in which we operate remains a key priority for us in 2025.
One of the principles underpinning the GAP has been the need for
Unilever to do fewer things, better, with greater impact. This thinking lay behind two other important and related decisions in the early part of
2024.
First, the announcement to separate Ice Cream by the end of 2025.
When successfully completed, this will leave us with a stronger, more focused portfolio, built around four Business Groups with
complementary operating models and attractive prospects: Beauty &
Wellbeing, Personal Care, Home Care and Foods. In turn, the
separation will give Ice Cream greater flexibility to deploy its distinctive operating model in a way that drives growth. We are on track with the separation, having recently announced the name of the Chair-
Designate of the company, Jean-François van Boxmeer, as well as details of the listing structure.
Second, we are making Unilever a leaner, more efficient and more accountable organisation by executing a company-wide productivity drive. The programme is already well advanced and is being
implemented at pace, but also with care for the 7,500 mostly office-
based colleagues whose roles are impacted. The programme is
targeted to deliver €800 million of savings, more than offsetting the estimated operational
dis-synergies from the separation of Ice Cream.
Together, these are significant developments which align closely with our GAP objective to free up financial and management resources to put behind Unilever’s biggest brands and strongest growth
opportunities. These measures were introduced under the leadership of my predecessor as CEO, Hein Schumacher, who I was very pleased to partner with as CFO. I want to thank Hein for his values-led leadership and for the strong performance focus he brought to the business, the benefits of which were evident in our results for 2024.
RESULTS AND PERFORMANCE 2024
In launching the GAP towards the end of 2023, we made clear that rebuilding our brand equities and accelerating consumer demand were needed to deliver our objectives of volume-led growth, gross margin expansion and improved competitiveness.
We made progress against these objectives in 2024. Underlying sales grew 4.2% (turnover growth of 1.9% to
€60.8 billion), driven by 2.9% volume growth, while price growth moderated to 1.3% on the back of lower commodity costs.
Our 30 Power Brands are key to our plans and they delivered strong underlying sales growth of 5.3%. This was supported by a focus on fewer, bigger, science-backed innovations, like Dove’s Advanced Care
Deodorant, Persil’s Wonder Wash for short cycles, Liquid I.V.’s Sugar-
Free variant and Comfort’s Botanicals range.
Underlying sales growth was broad-based across the Business Groups with each delivering positive volumes for the year. Beauty & Wellbeing delivered a particularly strong, volume-led performance. Operational interventions in Ice Cream led to an improved performance in 2024.
Growth was also driven across both our developed and emerging market businesses, with North America, our biggest region, continuing to deliver a strong and resilient performance. Our focused innovation plan for Europe, another hard-currency market, resulted in a broad-
based
step-up in volume growth. However, we faced challenges in a few emerging markets. Some of these relate to economic conditions and market slowdowns, such as in China, but where we are confident of our prospects and where our business remains competitive. However, the challenges in Indonesia, Unilever’s sixth-largest market, are long-
standing and go deeper, requiring a resetting of the business, which we are implementing with speed and resolve.
We also made good bottom-line progress in 2024. Operating profit was
€9.4 billion, resulting in an operating margin of 15.5%. This included non-underlying charges, primarily a loss on disposals and higher restructuring costs as a result of accelerating our productivity programme. Underlying operating profit increased 12.6% versus 2023, to €11.2 billion, giving an underlying operating margin of 18.4%.
The improvement in profitability was fuelled by gross margin expansion, which rose 280 basis points to 45% on the back of our
GAP-related net productivity intervention. Importantly, this allowed us to increase brand and marketing investment by €0.9 billion, to 15.5% of
Group turnover, the highest investment ratio for a decade.
Although we saw sequential improvements in the second half of 2024 in our turnover-weighted market share movement, we still have work to do to improve our overall competitiveness and turn our market shares consistently positive.

Unilever Annual Report on Form 20-F 2024	9

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REVIEW OF THE YEAR

THE GROWTH ACTION PLAN 2030
The operational improvements under the GAP have provided the clarity – and given us the confidence – to look further ahead. Last year, we set out a new, longer-term strategy for Unilever – our Growth Action
Plan 2030 (GAP 2030).
It begins with a re-expression of the kind of company we want to be.
By anchoring our purpose around the aspirations of our consumers,
'Brighten everyday life for all' draws on our rich heritage, reminding us that Unilever is at its best when it stands at the forefront of change, whether in building brands, shaping categories or making markets.
Putting the consumer front and centre like this is a vital precondition in meeting our business goal of delivering
best-in-class performance with what we term, unmissably superior brands. This, ultimately, is the route to providing total shareholder returns in the top third of our peer group.
Strategy is all about making choices, and under the GAP 2030 (see page 5), we have distilled these under three key pillars.
First, to focus our efforts and resources on where we can generate the highest levels of sustained, profitable growth. Hence, while we expect
– and will support – all parts of the business to grow, we will give financial and organisational priority to the 30 Power Brands and top 24 markets that make up more than 75% and around 85% of Group
turnover, respectively.
Second, to excel in five consumer-facing areas that we have identified as critical in generating demand for our brands. These are: ensuring our brands go from 70% to 80% superiority under our new, rigorous,
Unmissable Brand Superiority framework; that our marketing leads the way when it comes to social-first consumer engagement; that our top
12 innovations are more scalable, each capable of becoming a €100 million-plus platform on a multi-year basis; that we go from under-
indexed to over-indexed in the fast-growing premium segment of the market; and that our brands are more present in specialty health and beauty stores, digital commerce and other rapidly expanding retail channels.
Third, to accelerate the critical capabilities needed to stay ahead in such a highly dynamic and fast-moving environment. This includes, for example, being at the forefront of those scientific and technological developments of most relevance to our brands and categories, such as microbiome and biotechnology. It also means harnessing the
transformative power of Artificial Intelligence, which we are doing with sizeable investments across six key technology platforms, covering both the demand creation and the productivity and savings sides of our business.
These strategic choices rest on two key platforms – sustainability and a winning culture – that help define the Unilever we want to be.
Our sustainability agenda is focused on those areas of greatest relevance to the business, but also where we can use our scale and influence to have the most positive impact: Climate, Nature, Plastics and Livelihoods. In order to accelerate action, each area is underpinned by a number of stretching near- and medium-term targets.
The greater focus and energy we are bringing to the delivery of our sustainability priorities led to some encouraging progress in 2024. You can read more about this on pages 36 to 37.
As with sustainability, Unilever has built an enviable reputation for its robust culture, founded on strong values and admired workplace practices. This was reaffirmed last year when we were named FMCG employer of choice for graduates and early career talent in nine of our biggest markets, including India and China.
Under the GAP 2030, we intend to build on these qualities – and on our outstanding levels of talent – by developing a winning culture.
This will be done through a series of behavioural shifts and by implementing a reward framework more closely linked to – and incentivised around – differentiated business performance. For more information on how we are going about building a winning culture, see pages 34 to 35.
LOOKING AHEAD
We know that we have a big agenda in front of us if we are to realise our ambition of making Unilever a best-in-class performer, capable of delivering consistent, high-quality growth and competitive returns for shareholders and other stakeholders.
However, we can take encouragement from the progress we have made so far. We have stepped up our operational performance, sharpened our portfolio, and we are in the process of delivering a stronger, more productive organisational model. Moreover, we are displaying a new willingness to confront operational challenges and underperformance with swift and decisive action. The big challenge for us now is to accelerate delivery of our GAP 2030 strategy, globally and at scale. All Unilever Leadership Executive members are focused on this task to ensure we meet our commitments.
In 2025, we expect underlying sales growth to be within our multi-year range of 3–5%, with a more balanced contribution of volume and price and a modest improvement in underlying operating margin.
Finally, 2024 was a year of significant change for our business. I want to commend the whole Unilever team for staying focused on
implementing these changes while simultaneously delivering a step-up in the Group’s results. Thanks to their hard work and incredible commitment, we are steadily laying the foundations for a simpler, stronger, consistently high-performing Unilever.
Fernando Fernandez
Chief Executive Officer

Rexona
clinical
CLASSIC
3x MÁS PROTECCIÓN
Rexona
clinical
EXPERT
CLASSIC
3x MÁS PROTECCIÓN*
Rexona
clinical
EXPERT
aerosol
CLASSIC
3x MÁS PROTECCIÓN
96H

10	Unilever Annual Report on Form 20-F 2024

REVIEW OF THE YEAR
Unilever Group Financial Review
Improved performance, led by volume growth and gross margin
expansion, with progress towards our aim of delivering profit growth in line with our top-third total shareholder return ambition.

MEN
Rexona
clinical
EXPERT
aerosol
3x
MÁS PROTECCIÓN
96H

Unilever Annual Report on Form 20-F 2024	11

PERFORMANCE HIGHLIGHTS
Turnover in 2024

€60.8bn
2023: €59.6bn	2022: €60.1bn

Turnover growth

2024

2023

2022

Underlying sales growth
	USG	UVG	UPG
2024		2.9%	1.3%

2023		0.2%	6.8%

2022		-2.1%	11.3%

Operating margin

2024

2023

2022

Underlying operating margin

2024

2023

2022
0%
-0.8%
1.9%
14.5%
0%
4.2%
7.0%
9.0%
15.5%
16.4%
17.9%
18.4%
16.7%
16.1%
Pages 11 to 32 use GAAP and non-GAAP measures to explain the performance of our business. See pages 41 to 47 for further information.

12	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REVIEW OF THE YEAR
Group Financial Review

HIGHLIGHTS

■Turnover increased 1.9% to €60.8 billion.
■Underlying sales growth of 4.2%, led by 2.9% volume growth with positive volumes in all
Business Groups. Power Brands leading growth with 5.3% USG.
■Gross margin up 280bps to 45.0% fuelling brand investment of 15.5% of turnover.
■Underlying operating profit of €11.2 billion, up 12.6% with operating profit of €9.4 billion.
■Cash conversion of 106% with free cash flow of €6.9 billion.
■Underlying earnings per share increased 14.7%; diluted EPS decreased 10.6%.

YEAR IN SUMMARY
Under the Growth Action Plan (GAP) launched in 2023, we committed to doing fewer things, better, and with greater impact. With this focus, in
2024, we delivered improved performance with volume growth and gross margin expansion. We generated turnover of €60.8 billion, operating profit of €9.4 billion, net profit of €6.4 billion and free cash flow of €6.9 billion during the year.
GROWTH
Turnover was up 1.9% versus the prior year. Underlying sales growth contributed 4.2%, which more than offset the (0.7)% impact from currency and (1.5)% from disposals net of acquisitions.
The underlying sales growth of 4.2% comprised 2.9% volume and
1.3% price. We delivered four consecutive quarters of underlying volume growth above 2%, with all Business Groups driving positive volume growth for the year. As expected, underlying price growth moderated versus the prior year.
Power Brands contributed more than 75% of turnover and performed strongly with 5.3% underlying sales growth, driven by volume growth of
3.8%. The rest of the business also delivered improved volumes, with volume growth of 0.7% in the second half, up from (1.6)% in the first half of
2024.
Our turnover-weighted market share movement,(a) which measures our competitive performance on a rolling 12-month basis, sequentially improved in the second half, reflecting the increasing benefits from the
GAP.
Beauty & Wellbeing grew underlying sales by 6.5%, with volume growth of
5.1%, driven by strong growth across its Power Brands. Personal Care grew
5.2%, with 3.1% volume growth, driven by strong, innovation-led sales growth of Deodorants. Home Care underlying sales increased 2.9%, with
4.0% volume growth more than offsetting the price decline linked to commodity cost deflation. Foods grew underlying sales 2.6%, with muted volume growth of 0.2% amid a market slowdown and moderating prices. Ice
Cream grew 3.7%, with a return to positive volume growth of 1.6%.
Developed markets, which represented 42% of 2024 Group turnover,
(a)Turnover-weighted market share movement: global aggregate of Unilever value market share changes, weighted by the turnover of the category-country combinations.
grew underlying sales 4.4%. Underlying volume growth of 3.3%
reflected a strong performance in North America, led by Beauty &
Wellbeing, and a big improvement in Europe, driven by Home Care and Personal Care. Underlying price growth was 1.1%, which, as expected, was lower than the prior year.
Emerging markets which represented 58% of 2024 Group turnover, grew underlying sales 4.1%, with 2.5% from volume and 1.5% from price. India grew 1.8% with 2.4% underlying volume growth. Tonnage volume grew mid-single digit, which was partially offset by adverse mix due to the strong growth in Home Care. The business continued to increase market share during a period of modest market growth. Latin America grew 6.0% with positive volume growth across Brazil, Mexico and Argentina. Growth slowed in the second half, reflecting a deterioration of economic conditions in the region. Africa and Turkey delivered double-digit growth with positive volumes and price in each quarter.
MARGIN
Operating profit of €9.4 billion decreased 3.7% versus the prior year.
This reduction was driven by higher non-underlying charges, most notably a net loss on disposals of €0.4 billion and higher restructuring costs of €0.9 billion as a result of accelerating the productivity programme.
Underlying operating profit was €11.2 billion, up 12.6% versus the prior year. Underlying operating margin increased 170bps to 18.4%.
We expanded gross margin to 45.0%, the highest it has been in a decade. Our gross margin improvement in 2024 reflects positive contributions from volume leverage, mix and net productivity gains in material, production and logistics costs. It was also helped by input cost deflation in the first half, which turned into slight inflation in the second half. Continuing to improve gross margin remains a key focus for the business.
Improved gross margin fuelled further increases in brand and marketing investment behind a strong and focused innovation programme.
Investment was up to 15.5% of turnover, an increase of €0.9 billion.
Overheads reduced by 0.1% as a percentage of turnover, as a result of tighter cost control and savings in the second half from the productivity programme, offset by inflation.
CASH, CAPITAL ALLOCATION AND EARNINGS
We delivered strong cash conversion of 106%. Free cash flow was
€6.9 billion versus €7.1 billion in 2023. The prior-year comparator included a €0.4 billion tax refund received in India and a significant working capital improvement of €0.8 billion.

Unilever Annual Report on Form 20-F 2024	13

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REVIEW OF THE YEAR

Diluted earnings per share of €2.29 decreased by 10.6% versus 2023 due to loss on disposals and accelerated productivity programme spend. Underlying earnings per share increased 14.7% to €2.98, including (0.7)% of adverse currency. Constant underlying earnings per share increased by 15.4%, reflecting a strong operational performance.
The reduction in the average number of shares as a result of the share buyback programme contributed 1.0%.
Underlying return on invested capital improved 190bps to 18.1%
(2023: 16.2%). This reflected strong underlying operating profit growth driven by turnover growth and underlying operating margin expansion, while average invested capital in 2024 was up €0.5 billion versus the prior year. Reported return on invested capital decreased by 1.8% to
14.5%, driven by a decrease in operating profit from higher non-
underlying charges, including the loss on disposals and accelerated productivity programme spend.
In 2024, we returned €5.8 billion to shareholders through dividends and share buybacks. We completed the €1.5 billion share buyback programme in September. The Q4 2024 dividend was up 6.1%
compared to Q4 2023, and reflecting the Group’s continued strong cash generation, we announced a share buyback programme of €1.5 billion to be conducted during 2025.
PORTFOLIO RESHAPING
We continue to reshape our portfolio, allocating capital to premium segments through bolt-on acquisitions and divesting lower-growth businesses. In February, we acquired K18, a premium biotech hair care brand.
GROWTH
ALGORITHM
CASH
GENERATION
CAPITAL
ALLOCATION
*Calculated as dividend per share/underlying earnings per share.
Our medium-term value creation framework after the separation of Ice Cream is aimed at delivering absolute profit growth in line with our top-third total shareholder return ambition, and is anchored in delivering against the framework set out below.
OUR 2024 RESULTS AGAINST THIS FRAMEWORK ARE:
OUR VALUE CREATION PLAN

Mid-single-digit growth (USG)	Modest margin improvement (UOM)	Top-third shareholder returns
UVG of at least 2%	Fuelled by gross margin

2024	2024
'4.2% (2.9% UVG)	'18.4% (+170bps)

Cash conversion Sustain around 100% cash conversion over time	Debt Around 2x net debt/EBITDA Strong single A credit ratings	Underlying ROIC High-teens ROIC

2024	2024	2024

1.9
net debt/EBITDA

Growth productivity	Portfolio reshaping Bolt-on M&A focused on US & India No transformational M&A	Capital returns Attractive dividend (~60% payout) Share buyback with surplus cash

2024	2024	2024
	5 transactions completed (5 transactions announced)
15.5%
BMI (+120bps)
106%
free cash flow
€6.9bn
cash conversion
We completed several disposals during the year. These included Elida
Beauty, our stake in Qinyuan Group (known as ’Truliva’), a water purification business in China, and Pureit, a water purification business in Asia and Mexico. In October, we completed the sale of our Russian subsidiary to Arnest Group. The sale included all of Unilever’s business in Russia and its four factories, as well as our business in Belarus. In addition, we announced several disposals that we expect to complete during 2025, including the sale of the Foods’ brands Unox, Conimex and Zwan, as well as the disposal of our laundry business in Central
America.
As part of efforts to evolve our Beauty & Wellbeing portfolio, in January 2025 Hindustan Unilever Limited announced it has signed an agreement to acquire the premium actives-led beauty brand
Minimalist, as we continue to evolve our Beauty & Wellbeing portfolio towards higher growth and demand spaces in India.
LOOKING FORWARD
Our new organisation structure went live on 1 January 2025. This enables the Business Groups to be driven by 30 Power Brands and to operate across 24 Business Group-led markets, which represent approximately 85% of Group turnover. The remaining smaller markets are now run on a ’One Unilever’ basis to benefit from scale and simplicity, further enhancing our portfolio prioritisation and focus.
Our financial ambition is to deliver absolute profit growth in line with our
'18.1%
(+190bps)
59%
dividend payout*
€1.5bn
share buyback
top-third shareholder return ambition. We will achieve this through our value creation model, which aims for over 2% volume growth and we will invest consistently to achieve this goal. This will be enabled by continuing to expand gross margins, leading to a modest increase in operating margins.

LIQUID I.V.
HYDRATION MULTIPLIER
ELECTROLYTE DRINK MIX
SUGAR-FREE
WHITE PEACH
NET WT. 0.45oz (13g)
LIQUID I.V.
HYDRATION MULTIPLIER
ELECTROLYTE DRINK MIX
SUGAR-FREE
LEMON LIME
FLAVORED WITH OTHER NATURAL FLAVORS

14	Unilever Annual Report on Form 20-F 2024

REVIEW OF THE YEAR
Beauty & Wellbeing
We have a global portfolio of Hair Care, Skin Care, Prestige
Beauty and Wellbeing Power Brands, committed to offering
premium products and experiences.

LIQUID I.V.
HYDRATION MULTIPLIER
ELECTROLYTE
DRINK MIX
SUGAR-FREE
RASPBERRY MELON
FLAVORED WITH OTHER NATURAL FLAVORS

Unilever Annual Report on Form 20-F 2024	15

PERFORMANCE HIGHLIGHTS

Turnover in 2024

€13.2bn
2023: €12.5bn	2022: €12.3bn

Turnover growth

2024

2023

2022

Underlying sales growth
	USG	UVG	UPG
2024		5.1%	1.3%

2023		4.4%	3.8%

2022		0.3%	7.5%

Operating margin

2024

2023

2022

Underlying operating margin

2024

2023

2022
5.5%
1.8%
20.8%
6.5%
8.3%
7.8%
0%
0%
15.0%
17.7%
17.6%
19.4%
18.7%
18.7%
Pages 11 to 32 use GAAP and non-GAAP measures to explain the performance of our business. See pages 41 to 47 for further information.

16	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REVIEW OF THE YEAR
Driving purpose, science, desire

HIGHLIGHTS

■Prestige Beauty and Wellbeing grew
double-digit, now accounting for
approximately 30% of turnover.
■Liquid I.V. increased sales by 20%
and scaled into new markets.
■Stepped up investment in a social-first
marketing approach across core brands.

ABOUT BEAUTY & WELLBEING
In 2024, our business contributed 22% to Unilever’s turnover. We are global leaders in Hair Care and hold a strong position in Skin
Care, with Power Brands such as Dove, Vaseline, POND’s, Clear,
TRESemmé and Sunsilk. Our Prestige Beauty and Wellbeing
businesses, which represent approximately 30% of our turnover, include Liquid I.V., Paula’s Choice, Dermalogica and Nutrafol.
Geographically, emerging markets contribute to 59% of
our business turnover, with developed markets accounting for
41%.
OUR PERFORMANCE IN 2024
In 2024, we delivered a strong full-year performance, with turnover of €13 billion, up 5.5% from 2023. Underlying sales grew by 6.5%, driven by a 5.1% increase in volume and a 1.3% rise in price, despite unfavourable currency fluctuations of (0.6%) and impacts from acquisitions and disposals (0.3%). Growth was broad-based, with strong performances from our Power Brands, reflecting the ongoing premiumisation of our core Hair Care and Skin Care portfolios, as well as the continued strength of our Prestige Beauty and Wellbeing businesses.
Hair Care grew mid-single digit, driven by balanced volume and price growth, with Sunsilk, Dove, TRESemmé and Clear all contributing.
Skin Care also saw mid-single-digit growth, led by low-single-digit volume and positive pricing, with Vaseline, Dove and POND’s
performing well.
Our Wellbeing business, previously referred to as Health & Wellbeing, saw double-digit growth led by Liquid I.V., Nutrafol and Olly. Liquid I.V.
performed particularly well, increasing sales by 20% and launching in seven new markets.
Prestige Beauty grew mid-single digit. Hourglass and Tatcha achieved double-digit growth, while other brands, including Paula’s Choice delivered low-single digit, primarily due to the slowdown in the premium US beauty market. During the year, we completed the
acquisition of K18, a premium biotech hair care brand, which grew double-digit and will be included in our financial reporting from
February 2025.
Operating profit was €2.0 billion, down 11% from 2023. Underlying operating profit increased by 9.4% to €2.6 billion, due to non-
underlying items of €0.6 billion, mainly related to acquisition and disposal costs.

Our 2024 performance confirms our strategy is on track. We are driving competitive growth through premium innovations and a social-first approach to consumer engagement.
Priya Nair President, Beauty & Wellbeing
OUR STRATEGIC PRIORITIES
Our strategy continues to be anchored in three key priorities:
premiumising our core Hair Care and Skin Care portfolios by
emphasising brand superiority; sustaining momentum in our high growth Prestige Beauty and Wellbeing portfolios; and enhancing operating profit through gross margin and productivity improvements.
This is all underpinned by our commitment to improving
competitiveness through innovation and a social-first approach to consumer engagement.

Unilever Annual Report on Form 20-F 2024	17

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REVIEW OF THE YEAR

MARKET-MAKING PREMIUM INNOVATIONS
We continue to leverage our cutting-edge science and technology to elevate our portfolio, tapping into the growing consumer demand for premium beauty and wellbeing products that offer exceptional benefit-
driven solutions.
Dove launched its first line of body serums in Brazil, Mexico and the US this year. Developed with dermatologists, the collection features high-potency formulas with face care-inspired ingredients and regenerative moisture to support the skin’s natural renewal process.
TRESemmé introduced the Lamellar Shine collection, featuring
Unilever’s patented technology that smooths and aligns hair for an ultra-glossy finish. Launched in 18 countries, the range achieved strong sales during Amazon Prime Day in Brazil.
Vaseline’s Gluta-Hya range, which launched in 2021, continues to be one of our top-performing premium innovations. Now scaled to over
22 markets, the range has contributed significantly to Vaseline’s growth in recent years. This year, we have expanded the line with the introduction of our first-ever serum burst SPF50, which has already been rolled out to more than six markets, with more to come in the future.
HIGH GROWTH PORTFOLIOS
Our Prestige Beauty and Wellbeing businesses offer a portfolio of future-fit brands that meet the growing consumer shift to premium segments, specialised beauty stores and online channels. In the US,
70% of our sales now come from our Prestige and Wellbeing brands.
This year, we renamed our Health & Wellbeing business to ‘Wellbeing’
to better reflect our product portfolio. Liquid I.V. is our largest Wellbeing
Power Brand. Its science-backed formulation has gone from strength to strength, disrupting the functional hydration market, which has been amplified through a culture-first approach to experiential marketing.
Our Prestige Beauty business marked its first decade with the addition of premium hair care brand K18. As one of the most-watched hair care brands on TikTok, K18 combines beauty and biotechnology. Its
K18Peptide™ molecule mimics human keratin to reverse chemical damage in all hair types, providing a quick alternative to complex hair treatments.
SOCIAL-FIRST DEMAND GENERATION
Leveraging the digital capabilities of our acquired Prestige and Wellbeing businesses, we have accelerated our move to a social-
first marketing approach across our core brands. We have increased our investment in social media with the goal of delivering on-brand, high-volume, culturally relevant and precise content across channels.
We are already seeing the benefits of this approach. For example, in
Thailand, a recent TRESemmé social-first campaign resulted in an uplift in purchase intent and brand awareness, along with significant cost and speed efficiencies.
DRIVING DIGITAL GROWTH
This year, we have focused on enhancing our digital commerce presence, achieving double-digit growth through digital channels.
In the US and Europe, our Amazon business in the Prestige and
Wellbeing categories is thriving, with Liquid I.V. ranking among the top five products sold during the most recent Amazon Prime event.
In China, we continue to see a shift from traditional digital commerce to social media platforms like Douyin, which requires a different approach and business model. While brands like Olly and Vaseline are performing well on social channels, there is still work to be done to enhance our wider portfolio and content for these types of platforms.
In India, we have begun rolling out a new online beauty route-to-
market strategy to ensure our brands are more visible. This approach has already helped us to gain market share.
ACCELERATING IN STRATEGIC CHANNELS
AND PARTNERSHIPS
Strategic partnerships with our biggest modern retail customers remains a critical part of our long-term growth. We now have joint business plans with ten of our most important customers in priority markets. In the most recent Advantage Group Survey, we were the top ranked major Beauty & Wellbeing supplier, with over 80% of markets surveyed in the top tier for ‘Partnerships’.
OPTIMISING OUR PORTFOLIO AND OPERATIONS
We continue to focus on gross margin by driving productivity, reducing complexity and strengthening operational execution. Our increased capital expenditure investment is strategically aimed at reducing supply chain costs. For instance, in North America, we have brought the production of Liquid I.V. in-house and streamlined our broader portfolio by delisting 7,500 product lines, leading to significant savings.
Unilever’s planned €100 million investment in a state-of-the-art fragrance house will boost our portfolio further by enabling our teams to create and develop unique fragrances in-house while continuing to collaborate with industry partners.

Dove launched its first body serums this year, featuring high- potency formulas for visibly healthy, luminous skin.

GLOW
RECHARGE
Energizes and
illuminates skin
BODY WASH
3%
brightening serum
with vit-C
Dove
CLINICALLY PROVEN
HYDRATION
BOOST
Actively drenches
dry skin
BODY WASH
6%
hydrating serum
with hyaluronic
Dove
CLINICALLY PROVEN
CLINICALLY PROVEN

18	Unilever Annual Report on Form 20-F 2024

REVIEW OF THE YEAR
Personal Care
We have a global portfolio of Power Brands with science-led, superior innovations, providing personal hygiene and body confidence to consumers around the world.

ACNE
CLEAR
Clears and helps
prevent acne
BODY WASH
1%
clearing salicylic
acne treatment
Dove

Unilever Annual Report on Form 20-F 2024	19

PERFORMANCE HIGHLIGHTS
Turnover in 2024

€13.6bn
2023: €13.8bn	2022: €13.6bn

Turnover growth

2024

2023

2022

Underlying sales growth
	USG	UVG	UPG
2024		3.1%	2.1%

2023		3.2%	5.5%

2022		-3.7%	12.1%

Operating margin

2024

2023

2022

Underlying operating margin

2024

2023

2022
0%
-1.5%
1.4%
15.9%
0%
5.2%
8.9%
7.9%
20.1%
21.4%
16.6%
22.1%
20.2%
19.6%
Pages 11 to 32 use GAAP and non-GAAP measures to explain the performance of our business. See pages 41 to 47 for further information.

20	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REVIEW OF THE YEAR
Powering up Personal Care

HIGHLIGHTS

■Dove and Dove Men+Care launched
whole-body deodorants in the US,
entering a new growth space.
■International football tournament
sponsorship boosted sales in over
200,000 stores globally.
■Strategic factory investments achieved
record levels of operational efficiency.

ABOUT PERSONAL CARE
We are one of the world’s largest personal care businesses, with a global portfolio spread evenly across developed and emerging markets. Our Power Brands include Dove, Dove Men+Care,
Rexona, Lux, Axe, Lifebuoy, Closeup and Pepsodent. We hold
leading category positions in Deodorants and Skin Cleansing.
In Oral Care, we are number four globally.
OUR PERFORMANCE IN 2024
We delivered a turnover of €13.6 billion, driven by a step-up in brand marketing investment. Growth was led by our Power Brands, which accounted for 91% of turnover.
Turnover decreased by 1.5% compared to 2023, primarily due to a
5.3% adverse impact from the disposal of Suave and Elida Beauty brands. However, this was offset by a 5.2% increase in underlying sales, driven by strong volume growth of 3.1%, mainly led by the continued strength in Deodorants. The category saw double-digit growth, driven by mid-single-digit volume increases, with Rexona and Axe leading the way.

Winning with science-led, premium products and leveraging partnerships are fundamental to our growth strategy.
Fabian Garcia President, Personal Care
Across our other categories, Skin Cleansing experienced low-single-
digit growth, with Dove’s positive performance partially offset by declines in Lifebuoy and Lux in China, India and Indonesia. Oral Care
grew mid-single digit, led by price, with Closeup and Pepsodent showing positive price and volume growth.
Operating profit slightly decreased by 7% to €2.7 billion, while underlying operating margin increased by 1.9%. We delivered
a significant improvement in gross margin, which facilitated further investment in brand and marketing.
OUR STRATEGIC PRIORITIES
The personal care industry is going through an exciting transformation, with consumers embracing beauty and wellbeing trends – moving from functional products to more premium benefit-led solutions. Our portfolio of Power Brands is well placed to capitalise on these changes in our priority markets.
Our strategy is firmly rooted in delivering unmissable brand superiority with a focus on premiumisation, addressing emerging consumer needs ahead of trends and leveraging retailer partnerships for growth.
MARKET-MAKING PREMIUM INNOVATIONS
We have stepped up our focus on offering superior products that engage consumers at every touchpoint – from proposition and
packaging to point of sale and placement, whether
on-shelf or online.
Our Deodorants category is a key growth driver for Personal Care, fuelled by our deep scientific expertise, superior multi-year innovations, and premium formats – such as Rexona’s patented body heat
activated technology and Axe’s Fine Fragrance collection.
This year, Dove and Dove Men+Care launched a new range of
deodorant products in the US, featuring our exclusive odour adapt technology, specifically designed to provide superior odour protection for whole-body use. With demand for whole-body odour protection increasing globally, our ambition is to lead the growth of this new format through our full Deodorants portfolio.
We continue to expand Dove’s Advanced Care range, which combines
72-hour odour protection with additional skin care benefits, including our new pro-ceramide technology designed to help repair the skin’s barrier after shaving.

Unilever Annual Report on Form 20-F 2024	21

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REVIEW OF THE YEAR

In Skin Cleansing, our largest category, we capitalised on the growing appetite for products with multiple benefits with the launch of Dove’s new serum shower collection, which uses patented technology and active face care ingredients in a body wash format. The collection is currently available in the US, and we plan to expand it to more markets next year.
We also relaunched a number of popular products in our
Skin Cleansing portfolio. Lux’s Magical Orchid shower gel now features a longer-lasting fragrance, while Lifebuoy’s iconic bar soap uses a new and improved formulation that offers superior sensory benefits. The formula uses less palm oil content, replacing it with a combination of starches, natural fatty acids and vitamins, making it gentler on the skin. Currently available in India, the new bar soap will launch in more markets in the coming years.
In Oral Care, we are complementing the portfolio with our
new Pepsodent Expert range – a therapeutics line specially formulated with active minerals and clinically proven to provide relief to advanced oral care problems.
ACCELERATING IN STRATEGIC CHANNELS
AND PARTNERSHIPS
To drive competitive growth for our business, the category, and our retail partners, we continue to prioritise partnerships that amplify brand impact and boost cultural relevance.
Building on our five-year sponsorship deal with the Fédération
Internationale de Football Association (FIFA), this year we proudly sponsored several major tournaments around the world, including
UEFA EURO 2024™, CONMEBOL Copa América USA 2024™,
and TotalEnergies CAF Africa Cup of Nations Côte d’Ivoire 2023.
As one of the most popular sports in the world, football provides an opportunity for our Power Brands to tap into a captive mass audience and reach consumers in a socially relevant way. This year, as part of our sponsorship, we stepped up our marketing investment and launched large-scale activations with retail partners in over 200,000 stores across Europe, the US, Latin America and Africa.
Linked to our successful football sponsorship and overall category growth efforts, we have seen a positive shift in recognition from key retailers this year. According to Advantage Group Survey, a leading benchmark of retailer and customer perceptions in the consumer goods industry, Unilever Personal Care is now rated as a top-tier supplier in 20 priority markets.
OPTIMISING OUR PORTFOLIO AND OPERATIONS
In 2024, we completed the disposal of Elida Beauty. Along
with simplifying our portfolio, we have reduced the number of product lines and streamlined our ingredient specifications. These efforts have helped restore gross margins to pre-pandemic levels. Additionally, we have taken proactive steps to address cost fluctuations, particularly for commodities like palm oil and its derivatives, by developing new formulations and technologies, such as our reformulated Lifebuoy bar soap.
To reinvest savings in our brands and innovation programmes, we are enhancing efficiencies across our value chain and driving net productivity. The Unilever-wide ’direct dispatch’ model, which ships products directly from factories to retail customers, is improving logistics in Personal Care. With projects in Europe and Asia, and more planned, we are already seeing benefits such as reduced travel time, lower carbon emissions, and fewer touchpoints, ensuring a streamlined service.
We continue to invest strategically in our factories, achieving record levels of operational efficiency. Our Dubai factory, recognised as an "Advanced 4th Industrial Revolution Lighthouse" by the World
Economic Forum, exemplifies this achievement. The site, which produces Power Brands like Dove and Lifebuoy, leverages
technologies such as collaborative robots and digital twins, alongside eco-efficiency best practices.
Additionally, to help make our supply chain leaner and more agile, we have established fully automated or ’dark factories’ that operate 24 hours a day at a number of sites, including our factory in Củ Chi,
Vietnam.

Dove and Dove Men+Care successfully launched a range of innovative whole-body deodorants in the US, with plans to scale the new format next year.

Persil
WONDER WASH
DESIGNED FOR
SHORT
CYCLES
EVEN IN 15 MINUTES
ODOUR
DEFY
Persil
WONDER WASH
DESIGNED FOR
SHORT
CYCLES
EVEN IN 15 MINUTES
NON-BIO

22	Unilever Annual Report on Form 20-F 2024

REVIEW OF THE YEAR
Home Care
Our portfolio of leading household cleaning and laundry Power
Brands aims to drive growth with exceptional products, transforming everyday chores into superior experiences.

Unilever Annual Report on Form 20-F 2024	23

PERFORMANCE HIGHLIGHTS
Turnover in 2024

€12.3bn
2023: €12.2bn	2022: €12.4bn

Turnover growth

2024

2023

2022

Underlying sales growth
	USG	UVG	UPG
2024		4.0%	-1.1%

2023		-0.9%	6.8%

2022		-3.5%	15.9%

Operating margin

2024

2023

2022

Underlying operating margin

2024

2023

2022
0%
1.4%
-1.8%
17.3%
2.9%
5.9%
11.8%
0%
12.3%
11.6%
8.6%
14.5%
12.3%
10.8%
Pages 11 to 32 use GAAP and non-GAAP measures to explain the performance of our business. See pages 41 to 47 for further information.

24	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REVIEW OF THE YEAR
Transforming homes for a bright future

HIGHLIGHTS

■Achieved double-digit growth in Europe
and further strengthened our position
in India and Turkey.
■Launched Persil Wonder Wash and
Comfort Scent Booster Elixir; scaled
Domestos Power Foam.
■Investing €150 million in Europe
to enhance manufacturing and logistics
efficiency.

ABOUT HOME CARE
With a turnover of over €12 billion, we are a global home care business with a strong position in emerging markets – particularly in India, Brazil and Vietnam. Our Power Brands, including Dirt Is
Good (OMO and Persil), Sunlight, Comfort, Cif and Domestos, aim
to transform everyday chores into superior experiences.
OUR PERFORMANCE IN 2024
In 2024, despite deflation impacting both the wider home care market and our business, we achieved a turnover of €12.3 billion, a 1.4%
increase from the previous year. This was driven by 2.9% underlying sales growth, fuelled by strong volume growth of 4.0% – one of the highest in the last decade. Underlying price growth declined by 1.1%, linked to commodity cost deflation.
Our full-year performance reflects the step-up in our multi-year scalable innovations, with several key launches from our Power Brands as well as extending successful 2023 launches. These innovations contributed to the turnaround of our European business, resulting in double-digit growth and higher profits across the region.
In our emerging markets, India faced deflationary challenges but delivered strong volume growth. We faced headwinds from channel shifts and consumer sentiment in Indonesia and China, and price declines in Latin America, especially in our powders business.
Across our three categories, Fabric Cleaning remained flat with low-
single-digit volume growth offset by negative price. Home & Hygiene experienced high-single-digit growth, driven by strong volume and positive price. Similarly, Fabric Enhancers saw high-single-digit growth, driven by strong volumes.
Operating profit increased to €1.5 billion, in line with the prior year, despite the recognition of an impairment of €127 million relating to
Blueair, part of our Water and Air business. Underlying operating profit was €1.8 billion, an increase of 19% compared to the prior year.

Launching unmissably superior market-making innovations that consumers love and driving business turnaround in key regions like Europe has been our focus in 2024.
Eduardo Campanella President, Home Care
OUR STRATEGIC PRIORITIES
We remain focused on capitalising on two key growth opportunities.
First, premiumisation to capture consumer demand for products that offer greater convenience, additional benefits and strong performance.
And second, the disproportionate growth opportunities from priority country and category combinations such as India, Brazil and Europe
Fabric Cleaning, while also addressing challenges in Indonesia and
China.
Our strategy is designed to maximise these opportunities by focusing on fewer, bigger and more premium multi-year innovations and delivering superiority, value and sustainability to consumers.
MARKET-MAKING PREMIUM INNOVATIONS
This year, we stepped up multi-year innovations with several key launches and extended successful 2023 launches across our Power
Brands. These innovations reflect our ongoing commitment to create exceptional products that meet all aspects of consumer preference, from formulation and packaging to price point. Adopting this approach is fundamental to driving unmissable brand superiority,
market expansion and growth for our business.

Unilever Annual Report on Form 20-F 2024	25

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REVIEW OF THE YEAR

Persil Wonder Wash is our latest breakthrough innovation that encapsulates this approach, helping to create an entirely new format in the liquid detergent market. The product taps directly into the growing convenience trend of short cycle washes with cutting-edge Pro-S
Technology™. Launched at speed in eight markets and backed by an omni-channel marketing campaign featuring Usain Bolt, it has delivered another year of growth for Dirt Is Good, with further roll-outs planned in 2025.
We are also stepping up innovation across our Power Brands through new benefits and premium fragrances. The Domestos Power Foam range is one of the most significant recent advancements in the toilet cleaning category. First launched in 2022, the range has been scaled to more than 16 markets this year, offering more premium benefits such as fragrance and limescale removal.
We also launched Comfort’s Scent Booster Elixir into the rapidly growing fragrance booster market. Leveraging our expertise in science and technology, as well as premium fragrances driven by consumer desire for more natural scents, we developed a transparent formulation that dissolves without leaving any residue – even in a short, cold wash.
Available in over eight markets, we have seen strong share gains in the fragrance booster segment in the UK and Italy, two of our biggest markets.
In emerging markets, we continue to invest in future and premium formats such as liquid detergents. In India, we have fully modernised our Surf Excel and Rin brands by introducing new pack formats, a refreshed look and improved packaging. We also launched our new
Sunlight premium dishwash range across three South East Asian markets. Developed through our long-standing partnership with Evonik, this range features rhamnolipids, a natural, biodegradable and renewable biosurfactant that delivers outstanding performance while being gentle on hands. We plan to scale to further markets in 2025.
SOCIAL-FIRST DEMAND GENERATION
Consumer engagement with cleaning and laundry products has shifted dramatically in recent years. A third of Gen Z now use TikTok for the latest cleaning and laundry advice, and over half of TikTok users have purchased a household product after seeing it on the platform. We are leveraging this insight through our Cleanipedia platform, which has reached over 1 million followers and more than 2 billion views since its launch. Drawing inspiration from influencers, including 'cleanfluencers'
who popularised the use of Cif Cream to clean white trainers, we have seen an increase in sales among adults under 28 in the UK. Through these channels, we have established a social-first gateway for our brands, enhancing our credibility and engagement with Gen Z
consumers.
ACCELERATING IN STRATEGIC CHANNELS
AND PARTNERSHIPS
Our focus on premium products and key growth areas is also evident in our success with digital commerce channels, where we achieved double-digit growth in 2024, driven by India, Europe and Turkey. We are well positioned to capture growth opportunities in quick commerce
(rapid order-to-delivery time) by offering premium products that cater to consumers seeking ultimate convenience.
At the same time, we continue to build strong partnerships that reinforce the premium positioning of our Power Brands
– such as Dirt Is Good’s ongoing collaboration with Arsenal Men’s and
Women’s Football teams. The partnership provides the potential to reach millions of football fans in developing and emerging markets.
We also launched a partnership with consumer technology and
domestic appliance company Samsung to explore the future of laundry, unlocking insights into how AI and smart technologies could make laundry more convenient, simpler and tailored to modern living and laundry needs. The partnership will help us to combine technology and cleaning to create a new ’laundry lifestyle’ with cross-channel activation opportunities.
OPTIMISING OUR PORTFOLIO AND OPERATIONS
We continue to drive cost savings across our value chain and portfolio. To reflect our focus on our core business and Power Brands, we divested our water purification business, Pureit, and sold our stake in Truliva. In Europe, we continue to simplify our portfolio by significantly reducing the number of formulations in fabric cleaning liquids.
Simultaneously, we are investing in future growth and driving greater

Comfort Elixir leverages our expertise in premium fragrances, offering natural scents and an innovative cold wash formulation.
productivity across our supply chain, with 75% of our capital expenditure invested in growth formats. In Europe, for example, we have committed to invest €150 million over the next three years, primarily at Port Sunlight, a major manufacturing and R&D hub for
Unilever Home Care. This investment will advance our liquids and capsules manufacturing capabilities to support our multi-year innovation programmes, expand warehouse capacity, improve logistics efficiency and generate further savings to reinvest in our brands. We also continue to make our factories more efficient and sustainable, increasing the number of factories that run on 100% renewable energy.

26	Unilever Annual Report on Form 20-F 2024

REVIEW OF THE YEAR
Foods
We are a focused foods business, committed to delivering
consistent and competitive growth through our biggest Power
Brands, Knorr and Hellmann’s.

HELLMANN'S
EST.1913
PAREVE
REAL
MAYONNAISE
1 GALLON
(128 FL OZ)
3.78 L
MADE WITH
100%
CAGE FREE
EGGS

Unilever Annual Report on Form 20-F 2024	27

PERFORMANCE HIGHLIGHTS
Turnover in 2024

€13.4bn
2023: €13.2bn	2022: €13.9bn

Turnover growth

2024

2023

2022

Underlying sales growth
	USG	UVG	UPG
2024		0.2%	2.4%

2023		-2.2%	10.1%

2022		-2.1%	10.9%

Operating margin

2024

2023

2022

Underlying operating margin

2024

2023

2022
0%
1.1%
-5.0%
6.1%
2.6%
7.7%
8.6%
0%
19.5%
18.3%
32.4%
21.3%
18.6%
17.6%
Pages 11 to 32 use GAAP and non-GAAP measures to explain the performance of our business. See pages 41 to 47 for further information.

28	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REVIEW OF THE YEAR
Bringing the tastes people love to brighten every day

HIGHLIGHTS

■Hellmann’s and Knorr continued
to outperform the average growth
in Foods.
■Ongoing work to become a truly
focused foods business by reducing
portfolio complexity, formulations and
ingredients.
■Digital commerce channels contributed
over 10% of turnover.

ABOUT FOODS
We are one of the largest and most profitable foods businesses in the world, driven by our fast-growing global Power Brands Knorr and Hellmann’s, alongside our customer-facing business Unilever
Food Solutions. Geographically, more than half of our sales come from emerging markets, led by India as the largest contributor.
OUR PERFORMANCE IN 2024
Our turnover increased by 1.1% compared to 2023, driven by
underlying sales growth of 2.6%. This was offset by an adverse acquisition and disposal impact of (0.5)% and a currency headwind of (1.0)%. It marked our lowest underlying sales growth since 2020, reflecting the overall deceleration in the foods market due to fewer list price increases and rising promotional pressure. On a positive note, our volume returned to growth, with underlying volume growth at 0.2%.
Across our categories, Cooking Aids & Mini-Meals grew mid-single digit with positive price and volume, driven by Knorr’s leadership in bouillon and seasonings, and the expansion of its premium ready-to-
heat pots range. Condiments grew low-single digit with balanced volume and price growth, led by Hellmann’s expansion of its Flavoured
Mayo range and premium format variants.

Knorr and Hellmann’s generated 60% of Foods’ 2024 turnover, boosting growth through superior products, premiumisation and innovation across foodservice and retail.
Heiko Schipper President, Foods
Unilever Food Solutions (UFS) grew high-single digit, led by volume and positive price. China, our largest UFS market, grew high-single digit despite the economic slowdown in the region.
While turnover in our India Foods business was flat, we maintained market leadership in tea and functional drinks despite the subdued market.
Operating profit was €2.6 billion, up 7.7% compared to
2023. Underlying operating profit increased significantly to €2.8 billion, up 16%, resulting in a 2.7% increase in underlying operating margin.
This profitability was driven by strong gross margin improvement, which funded an increase in brand and marketing investment. Europe was also a key driver, benefiting from our disciplined approach to net revenue management and a streamlined focus on reducing product lines and recipe complexity.
OUR STRATEGIC PRIORITIES
We renamed our Business Group from Nutrition to Foods to better reflect our portfolio and strategic vision. This change aligns with our goal to create a more focused and simplified business,
concentrating on Condiments, Cooking Aids & Mini-Meals, Unilever
Food Solutions and our India Foods portfolio. These categories are where we want to lead, underpinned by our Power Brands, Knorr and Hellmann’s. We are concentrating our resources on 25 priority country and category combinations that account for over half of our sales and nearly 60% of our profit.
The recent announcement regarding the disposal of Conimex, Unox and Zwan brands in Europe, pending regulatory approvals, will also help sharpen our focus further.

Unilever Annual Report on Form 20-F 2024	29

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REVIEW OF THE YEAR

MARKET-MAKING POWER BRANDS
Our Power Brands play a critical role across our key categories, driving growth and market share through superior products, premiumisation and multi-year scalable innovations.
In Condiments, Hellmann’s continues to deliver consistent growth, driven by unmissable products, strong sales of its flavoured mayonnaise range and the expansion of premium squeeze bottle formats. The brand’s appeal is further boosted by leveraging key cultural moments, including sponsoring major sporting events like the
Super Bowl in the US and the NBA in Brazil, leading to share gains in both countries. More broadly, Hellmann’s continues to build momentum as a premium brand in India, Germany and Australia – having entered these markets in the past five years.
In Cooking Aids & Mini-Meals, Knorr accelerated its global leadership in the bouillon and seasonings range, adopting a social-first marketing approach to inspire home cooks, particularly Gen Z. The range accounts for more than half of Knorr’s turnover and delivers a significant gross margin advantage. The brand continued to expand its premium ready-to-heat pots range, offering consumers a convenient way to enjoy the latest trending cuisines.
SHAPING FOOD TRENDS WITH UFS
With a turnover of nearly €3 billion, Unilever Food Solutions (UFS)
continues to go from strength to strength, and has surpassed pre-
pandemic volume levels.
The UFS Future Menus Trends Report has been instrumental in
supporting this success. Published for the second consecutive year in
2024, the report leverages market insights and innovative product solutions to attract, engage and support chefs across 50 markets. As the largest customer engagement platform for the business, it boosts product visibility and customer loyalty. Since its launch in 2023, the report has contributed to a 12% increase in new customers.
Also contributing to the growth of UFS is the expansion of our digital selling capabilities, which has improved product availability, increased operator reach and elevated overall customer experience. This, combined with a deep understanding of chefs’ needs and foodservice industry trends, has led to UFS achieving a strong net promoter score
(NPS), with seven out of ten customers indicating they would recommend our business to others.
ACCELERATING IN STRATEGIC CHANNELS
AND PARTNERSHIPS
Alongside UFS, partnerships with both traditional and modern retailers are essential to our strategy for consistent market success and present opportunities for mutual growth.
This year, together with Personal Care, our brands launched a multi-
year sponsorship with UEFA EURO 2024™, enabling large-scale in-
store activations centred around BBQ occasions across several thousand European retail stores.
We rolled out a number of campaigns with Walmart, such as the Game
Day Top Dish drive led by Hellmann’s for the 2024 fall football season in the US. In Mexico, Knorr partnered with Walmart on a campaign to celebrate chilaquiles, a beloved Mexican dish, showcasing the brand’s seasoning range.
Our business-to-consumer digital commerce channel remains a
positive growth driver, substantially outpacing the total growth for
Foods. Digital commerce channels now contribute over 10% of our turnover.
OUR PORTFOLIO AND OPERATIONS
This year, we improved our gross margin, driven by lower material costs, a strong focus on net productivity and the insourcing of our strategic portfolio. We continue to simplify our business by reducing the complexity of our portfolio, formulations and ingredients. For example, in Europe, we reduced active product lines by 8% compared to 2023 and 30% versus 2019. We also reduced our formulations by more than 10% compared with the previous year. This streamlining has improved our end-to-end supply chain, resulting in lower inventories, fewer production line changeovers and more efficient logistics.
Alongside margin improvement, we continue to make targeted
investments in our manufacturing capabilities. In Brazil, we invested
€15 million in Hellmann’s Pouso Alegre Foods factory to enhance operational excellence and meet the growing consumer demand for the brand’s squeeze bottle formats. And in the UK, we completed a
£40 million investment in our Burton site, consolidating the production of our entire condiments portfolio into a single state-of-the-art specialist hub.

Knorr expanded its premium ready-to-heat pots range, offering consumers a convenient way to enjoy the latest trending cuisines.

MAGNUM
12
bon bon.
Salted Caramel & Almond
MAGNUM
12
bon bon.
Gold Caramel Billionaire

30	Unilever Annual Report on Form 20-F 2024

REVIEW OF THE YEAR
Ice Cream
We are a leading global ice cream business with a portfolio tailored for both in-home and out-of-home consumption. We are fully focused on gaining market share and boosting profitability.

Unilever Annual Report on Form 20-F 2024	31

PERFORMANCE HIGHLIGHTS
Turnover in 2024

€8.3bn
2023: €7.9bn	2022: €7.9bn

Turnover growth

2024

2023

2022

Underlying sales growth
	USG	UVG	UPG
2024		1.6%	2.1%

2023		-6.0%	8.8%

2022		-0.7%	9.7%

Operating margin

2024

2023

2022

Underlying operating margin

2024

2023

2022
4.5%
0.5%
14.8%
0%
3.7%
2.3%
9.0%
0%
6.9%
9.6%
9.8%
11.8%
10.8%
11.7%
Pages 11 to 32 use GAAP and non-GAAP measures to explain the performance of our business. See pages 41 to 47 for further information.

32	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REVIEW OF THE YEAR
Growing market share, boosting profitability

HIGHLIGHTS

■Strong innovation pipeline: launched
Magnum Bon Bons, exceeding both
volume and value targets.
■Achieved market share growth and
significant profitability increase.
■Announced plans to separate through
a demerger by the end of 2025.

ABOUT ICE CREAM
We are the world’s largest ice cream business with five of the top ten bestselling ice cream brands globally, including Magnum,
Cornetto, Wall’s and Ben & Jerry’s. With a diverse international footprint across 80 countries, a third of our sales come from emerging markets.
SEPARATION OF ICE CREAM
In March 2024, the Unilever Board announced the planned separation of our Ice Cream business. With our distinct operating model, which includes a unique supply chain, points of sale and channels, this separation provides our business with an opportunity to establish a strong foundation for future growth and value creation.
More recently, in February 2025, we shared further plans to separate the business through a demerger, with listings in Amsterdam, London and New York – the same exchanges where Unilever PLC shares are currently traded. We aim to complete the separation by the end of
2025, while remaining headquartered in Amsterdam. We have
appointed Jean-François van Boxmeer as Chair-Designate. Jean-
François currently serves as Chair of Vodafone Group plc and as a non-executive director of Heineken Holding N.V., having previously been the Chief Executive of Heineken for 15 years.
We are making progress on the key workstreams, including the legal entities set up, implementing the standalone operating model and preparing the carve-out financials.

Our improved performance is marked by more streamlined operations, better execution, and improved distribution, along with strong results in Turkey and the US.
Peter ter Kulve President, Ice Cream
OUR PERFORMANCE IN 2024
In 2024, our turnover increased by 4.5%, with underlying sales growth of
3.7%, driven by 1.6% from volume and 2.1% from price.
Our improved performance this year has been fuelled by a strong innovation pipeline and operational improvements. These include a more efficient go-to-market strategy, better distribution and optimised promotional activities.
Market share performance also improved throughout the year and we sharpened our focus on net productivity, which supported gross margin expansion and reinvestment in our brands.
Our in-home ice cream portfolio, which accounts for about 60% of turnover, grew low-single digit, driven by volume growth and supported by new snacking ranges. Our out-of-home ice cream portfolio grew mid-single digit, supported by premium innovations.
Operating profit declined to €571 million, driven by stepped-up restructuring as we implement our productivity programme, as well as costs related to the planned demerger of Ice Cream and other one-off charges. Underlying operating profit increased 15.1% from €852 million to €981 million, as operational efficiencies and pricing actions more than offset the impact of high commodity inflation in cocoa.

Unilever Annual Report on Form 20-F 2024	33

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REVIEW OF THE YEAR

OUR STRATEGIC PRIORITIES
Our primary focus this year has been turning around the Ice Cream business. We have made good progress in developing an exciting product pipeline, improving our marketing, sales and distribution strategy, optimising our supply chain and building a dedicated sales teams globally. These are all areas we aim to continue strengthening, while also taking steps to ensure a smooth separation in 2025.
MARKET-MAKING PREMIUM INNOVATIONS
Our iconic brand portfolio has been enjoyed by consumers for over
100 years. This year, we expanded our range by launching several premium, market-making innovations designed to bring new
experiences to consumers while also meeting evolving snacking habits.
The increase in snacking has influenced consumer eating habits, leading to a trend of smaller, more frequent portions. Magnum embraced this trend with the launch of its bite-sized Bon Bons. Packaged in 12-
piece shareable tubs, they deliver the signature Magnum indulgence in a convenient format. Launched across European markets, the range has gained significant traction, exceeding both volume and value performance targets. Further expansion plans are already underway.
Joining Magnum in the micro-format category, Yasso introduced
Poppables, a Greek yoghurt-based snack that now accounts for 12% of the brand’s growth in the US. Ben & Jerry’s also expanded its bite-sized offerings with new flavours including Salted Caramel Brownie in its
Peaces range, featuring resealable bags for on-the-go snacking.
Across our broader portfolio, Magnum further strengthened
its premium portfolio with the launch of Magnum Fantasia, which features three new variants and combines the brand’s signature cracking chocolate with a flavour-filled core. Launched globally, the range has delivered substantial gains across international markets.
In the US, Yasso also expanded its premium offering with the launch of three real fruit variants, blending Greek yoghurt with refreshing real fruit. Globally, Ben & Jerry’s introduced a new oat base for its non-dairy ice creams. Launched across tubs and scoop shops, the range caters directly to consumers seeking plant-based alternatives.
Cornetto celebrated a major milestone this year with the
60th anniversary of the iconic Cornetto Classico. To mark the occasion, and to recognise the global bestseller, the brand launched a multi-
market campaign titled ‘Unwrap It', which leverages the distinctive blue and white branding and the universal experience of unwrapping a Cornetto ice cream.
UNLOCKING TECHNOLOGY FOR GROWTH
We have accelerated the use of advanced technology to enhance distribution, drive sales and ensure product availability in our out-
of-home channels. Building on last year’s efforts, we continue to scale the use of AI and image capture technology across our
freezer cabinets worldwide, optimising inventory, boosting sales and improving efficiency.
To date, our AI-enabled freezers have significantly boosted sales in several key markets by capturing stock images and generating real-time order recommendations, ensuring that our bestsellers are available to consumers. The data generated has also empowered our sales team by providing valuable insights into product launches and marketing campaigns, while enabling them to focus on business development, better promotion planning and forecasting.
We have also focused on improving our digital commerce sales. After flatlining in 2023, we have now returned to growth as a result of improving online and rapid delivery sales.
OPTIMISING OUR PORTFOLIO AND
OPERATIONS
This year, we made good progress in enhancing our supply chain, allowing us to reinvest savings into automation and factory
improvements. For instance, we have expanded our Magnum
production lines at our factories in Turkey and India, strengthening our manufacturing capabilities.
Our cost savings initiatives in Europe and the US are progressing according to plan, providing a strong foundation for our operations in
2025 and beyond. This year, we increased our investment in quality and safety measures, resulting in a reduction in product quality issues and food safety incidents within our factories. Our automation efforts across
21 factories have also improved overall efficiency and reduced food waste by 23%.
We have also driven portfolio efficiencies by consolidating our product lines, resulting in significant complexity reduction. In 2024, we built on the progress made in 2023 and reduced our product lines by a further
4% by removing less popular items while still delivering strong innovations.
EMPOWERING OUR PEOPLE
The majority of our market General Managers have valuable prior
Unilever experience, specifically in frontline-first Ice Cream roles, ensuring deep category expertise. To complement this, some of our new functional leaders have been recruited externally, bringing fresh perspectives and specialised knowledge to our organisation.
This refreshed leadership team has proven instrumental in advancing

Cornetto celebrated the 60th anniversary of Cornetto Classico with its global ’Unwrap It’ campaign.
our business this year and will continue to reinforce our commitment to innovation, operational excellence and a renewed growth trajectory for the Ice Cream business.

34	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REVIEW OF THE YEAR
Our People & Culture

HIGHLIGHTS

■Initiated a productivity
programme to drive greater
speed and simplification.
■Launched a refreshed people ambition
to enhance talent, engagement and
performance.
■Achieved a 79% employee engagement
score in our annual UniVoice survey.

UNLOCKING OUR FULL POTENTIAL
Over the past few years, we have been driving an organisation-wide change agenda to reshape our structure and renew our culture to become a simpler, more focused and higher-performing business. In 2022, we implemented the Compass Organisation and in 2023, we introduced our
Growth Action Plan, including a focus on sharpening our performance edge.
This year, we have taken decisive steps to support the next stage of our transformation. In March, we launched an organisation-wide productivity programme. And in November, we refreshed our people ambition, emphasising four core Unilever-wide behaviours that will be launched in
2025 through the deployment of our winning culture programme.
These changes – and more – are crucial steps in delivering our GAP 2030 strategy and transforming Unilever into a best-in-class consumer goods company.
OUR PRODUCTIVITY PROGRAMME
Throughout 2024, our primary focus was on implementing our
extensive productivity programme, designed to substantially improve our efficiency and effectiveness. This comprehensive initiative adopts a holistic approach to our business operations, driven by three fundamental design principles: market segmentation, process
simplification and leveraging advancements in technology.
Although the changes – including a reduction in predominantly office-
based workers – are not easy, they are necessary to drive the long-term growth and competitiveness of the company. These changes also offer the opportunity to create more focused and impactful roles as we accelerate our digital transformation.
Over the next three years, the programme is anticipated to deliver total cost savings of around €800 million, enabling increased investment in brand growth and innovation.

We are committed to building a winning culture that enables everyone to be successful and unlocks the full potential of Unilever.
Mairéad Nayager Chief People Officer
ENGAGING OUR PEOPLE
Our annual UniVoice survey gauges employee sentiment and identifies areas for improvement. Overall employee engagement was 79%, above industry benchmarks, but 5% lower than 2023. While engagement among factory-based teams remained steady at 83%, there was a drop in engagement among office-based employees to 75% – a result we anticipated due to the productivity programme.
The results reaffirmed the strength of our core business fundamentals, with high scores in safety, product quality and business integrity.
Additionally, 87% of employees said they feel proud to work for
Unilever and 82% see a clear link between their work and the company’s strategic objectives. However, they also highlighted the need for greater speed and agility, which aligns with the focus areas of our refreshed people agenda. For more information on how we engage with our employees, see pages 272 to 278.

Unilever Annual Report on Form 20-F 2024	35

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REVIEW OF THE YEAR

BUILDING A WINNING CULTURE
Our company has always upheld its core values of respect,
responsibility, integrity and pioneering spirit, and these values will always remain. However, more work is needed to elevate our talent further and ensure we have the right culture in place to deliver on our
GAP 2030 strategy. Central to our refreshed people ambition, we are focusing on three strategic areas – our values, people and behaviours
– to build a winning culture at Unilever.
As a first step, in 2025, we will implement a framework consisting of four iconic shifts to help us achieve this. These four shifts are:
■Motivate for performance: bringing clarity on goals, reward systems and pay.
■Coach for performance: making coaching and feedback a central part of our culture to help drive higher personal and company performance.
■Manage talent for performance: refreshing our policies
and processes to support the cultivation of our top talent, address underperformance and ensure effective career progression.
■Rewire for performance: increasing access to data and performance visibility to drive motivation and inspiration within the organisation.
To support this framework, we have introduced four essential behaviours: care deeply, focus on what counts, stay three steps ahead, and deliver with excellence. These behaviours – identified during senior leadership focus groups – are crucial to building a more consistent, higher-performing business.
ENHANCING OUR CAPABILITIES
To ensure we have the right people and skills base to deliver our
GAP 2030 strategy, we made several changes across our
organisation this year. At the Unilever Leadership Executive (ULE)
level, over half of our leaders are new to their roles within the past year. Among these changes is the appointment of Mairéad
Nayager as Chief People Officer, responsible for Unilever’s global people strategy, culture and organisation.
We remain fully committed to empowering our strong international talent base, ensuring everyone has the capabilities and skills to excel and reach their full potential. The injection of external talent into the business will remain an important element of our people strategy as we build our capabilities – especially in areas such as digital marketing and generative AI. Here, we have sharpened our focus to ensure our marketeers are fully equipped to leverage the shift to social-first communication and its convergence with commerce and
entertainment.
TALENT POWERHOUSE
We are a company that values each individual for the contribution they make to the company. We have the ambition to have the best talent in
Unilever. Our focus is on creating an inclusive environment where all talent can succeed, as called out in our people ambition within GAP
2030.
We strongly believe that having people who represent the consumers we serve in fast-moving market conditions, enables us to perform better. For more information on our approach, see pages 50 and 272 to
273.

In November 2024, the Unilever Leadership Executive hosted an all-company engagement session to launch our new strategy, highlighting our purpose, priorities, sustainability commitments and culture.

36	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REVIEW OF THE YEAR
Sustainability Review

HIGHLIGHTS

■Encouraging early progress against
sustainability goals.
■Continued advocacy for systemic
policy interventions, such as the
Global Plastics Treaty.
■Focused on scaling innovations
and partnerships through
targeted action.

MORE FOCUSED, URGENT AND SYSTEMIC
Sustainability is a strategic imperative for our business and a key part of our Growth Action Plan 2030. In May, we launched our refocused sustainability strategy, with 15 near- and medium-term goals to accelerate action in four priority areas where we can deliver the greatest impact: Climate, Nature, Plastics and Livelihoods. In practice, this means:
clear focus and resource allocation for the priority areas embedded in our strategic planning process; approaching sustainability with the same urgency and rigour as commercial issues; and recognising the role of advocacy in addressing enablers and blockers of progress outside our direct control.
Our primary focus in the short term is on laying the foundations for accelerated action, including: engaging with suppliers and delivery partners; scaling innovations and partnerships; and advocating for system-wide policy interventions. We have made good early progress against our goals but there is more work to do. See pages 48 to 50.
To help drive more focused delivery and accountability in the future, we continue to improve our underlying data, reporting systems and monitoring. In some cases, this has impacted our reported progress against our climate and plastic goals. For the first time this year, we are reporting a consolidated sustainability statement in compliance with the
European Sustainability Reporting Standards (ESRS). This statement incorporates mandatory and voluntary disclosures that were previously reported in the Strategic Report. See pages 295 to 297 for an index of
ESRS disclosures covering a range of sustainability issues and related policies, including those on the following pages.
CLIMATE
Climate change is a material risk to our business. Our immediate priority is to achieve significant reductions in absolute Scope 3 greenhouse gas emissions by 2030, as part of our transition towards net zero. We continue to make progress towards our Scope 1 and 2 target.
In March 2024, we launched our refreshed Climate Transition Action
Plan (CTAP), which includes more ambitious Scope 3 targets approved by the Science Based Targets initiative (SBTi), and focused actions in ten key areas across our value chain. This plan, endorsed by shareholders at our 2024 AGM in May, guides our actions across the business.
A significant portion of our Scope 3 emissions comes from purchased goods and services. Through our global Supplier Climate Programme, we are collaborating closely with suppliers to help accelerate their climate initiatives and, where possible, collect product carbon footprint data. We are focusing on those suppliers that we consider to have the greatest climate impact, such as chemical ingredients, packaging suppliers and third-party manufacturers.
To support efforts to reduce Scope 3 emissions from our key forest-risk commodities, we remain focused on deforestation-free sourcing and have verified that 336 palm oil mills in our supply chain now have methane capture capability in place. See Nature for more on
deforestation-free sourcing.
Transitioning to lower-emission ingredients in our products is both critical and technically challenging. This year, we successfully launched several reformulated, lower-emission products in our Home
Care and Personal Care portfolios, laying the foundation to scale these products across several markets in 2025. We are also working closely with chemical ingredient suppliers to source lower-emission LAB and soda ash, which contribute a significant proportion of our Scope 3 emissions in our Home Care products.
In addition to our focus on chemical feedstocks, we continue to develop long-term partnerships with industry innovators, such as Nufarm, to develop alternative plant-based ingredients for our laundry detergents and beauty and personal care products.
A key element of our strategy is ongoing advocacy to create conditions that enable governments and industries to align with the 1.5°C pathway outlined in the Paris Agreement. Our first Climate Policy Engagement
Review, published in March 2024, details our approach to climate policy engagement and includes a review of our industry associations’
alignment with our climate policy positions, which support the Paris
Agreement.
NATURE
Our business relies on resilient natural and agricultural ecosystems. Our actions on nature are also integral to reducing our agriculture and land-
based emissions. As a result, we have extended our climate principal risk to now include both climate and nature, of which biodiversity is a key element.
In 2024, we raised the ambition level of our nature goals to protect and regenerate natural ecosystems closely associated with our sourcing locations across our value chain. To support with this, we continued the implementation of protection and restoration programmes in Indonesia and Malaysia. Dove’s partnership with the Rimba Collective is one of the key projects which aims to protect and restore rainforests in
South East Asia.

Unilever Annual Report on Form 20-F 2024	37

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REVIEW OF THE YEAR

Our regenerative agriculture programme builds on a long-standing commitment to sustainable sourcing. Currently, we have 23 active regenerative agriculture projects. We are improving our measurement capabilities to help us understand the impact of these projects.
We remain focused on our deforestation-free supply chain agenda, through continued investment in infrastructure, verification of suppliers, and partnerships with farmers, suppliers and communities. See page
255 for more.
We are also working with governments, NGOs and other partners to drive change beyond our value chain. For instance, Unilever and the
Business for Nature coalition urged governments at the UN
Biodiversity COP16 to implement stronger policies to support business efforts in halting and reversing nature loss by 2030.
PLASTICS
Our plastic packaging goals focus on the areas of our value chain where we can deliver most impact: sourcing, packaging design, use and disposal. In 2024, we updated our plastics goals to sharpen our focus on priorities like reducing our use of virgin plastic and developing alternatives for hard-to-recycle flexible plastic packaging materials. We have also improved the accuracy of our plastics reporting to help inform our actions and investments. See page 259 for more.
Developing alternatives to flexible plastic is critical to deliver our virgin plastic reduction goal. Packaging experts and material scientists at our
Packaging R&D Centre have so far evaluated over 3,000 emerging materials and technologies, particularly those that could serve as barrier materials in flexible packaging. As an interim measure while we explore alternatives, we have transitioned some products’ packaging, like Knorr bouillon cubes in the UK, into new materials, anticipating the broader adoption of new paper-based flexible packaging materials.
We are also focused on the elements of our rigid plastic packaging that are difficult to recycle – such as pumps and trigger sprays. For example, in 2024, we introduced a new recyclable pump for Vaseline bottles in North America.
We continue to play a leading role in the Business Coalition for a
Global Plastics Treaty, calling for legally binding global rules to reduce plastic pollution.
LIVELIHOODS
Our Livelihoods agenda aims to positively enhance the lives of people across our value chain, including smallholder farmers, workers of our suppliers, and small and medium-sized retailers. In 2024, we refocused our efforts on creating greater change for the people who contribute to our business success by setting three short-term goals.
Our Code of Business Principles sets out our commitment to pay a living wage to all our direct employees. We were awarded our second global independent accreditation as a living wage employer, covering the 2024 calendar year – see page 273 for more details. We are now asking our suppliers in key markets to sign our Living Wage Promise – a commitment to identify and address gaps between the minimum and living wages for their workforce. With support from the Sustainable Trade Initiative (IDH), we are providing training, tools and other resources to help them get started. To promote the adoption of living wages more broadly, we are also advocating for change through industry forums like the UN Global Compact and supporting the availability of free, publicly accessible living wage data.
Additionally, we are helping smallholder farmers to improve their productivity and farming practices by enrolling them in certification schemes and providing access to income growth and regenerative agriculture programmes. In turn, this helps to improve the resilience of our supply chain.
We support small to medium-sized enterprises (SMEs) in our retail value chain to grow their businesses by expanding our digital commerce platforms so that SMEs can buy directly from us, and easily access financial services. We are also scaling our last-mile distribution programmes, which enable us to reach consumers in remote areas across a number of developing markets.
HUMAN RIGHTS
Our commitment to respect human rights underpins our work across the four sustainability priorities and forms a key part of our Code of
Business Principles and Responsible Partner Policy.
We continue to strengthen our approach to engaging with
rightsholders, including individuals who live and work in the communities where we operate or source from, see page 270 for more information. In 2024, we partnered with Oxfam to develop practical guidance for effective collaboration with rightsholders, ensuring a consistent approach to our engagement. We are piloting this guidance in our plastics value chain in Indonesia and India. We are also engaging with rightsholders in our sugar and tea supply chains through multi-stakeholder initiatives, such as the Bonsucro Impact Fund and the Women’s Safety Accelerator Fund (WSAF).
Impact measurement is also a key focus of our human rights strategy.
In 2024, we developed a human rights impact measurement
framework to help ensure consistency in reporting and drive strategic decision-making.
For more information on our approach to human rights issues, including our Code of Business Principles, Responsible Partner Policy
and actions in respect of human rights, see pages 92 to 93 and 270.

Experts at our Packaging R&D Centre in Port Sunlight are testing emerging and new technologies to support our work on virgin plastic reduction.

38	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

OUR PERFORMANCE
Financial performance

Unilever Group performance
Unilever	2024	2023	2022
Turnover growth	1.9%	(0.8)%	14.5%
Underlying sales growth	4.2%	7.0%	9.0%
Underlying volume growth	2.9%	0.2%	(2.1)%
Operating margin	15.5%	16.4%	17.9%
Underlying operating margin	18.4%	16.7%	16.1%
Cash flow from operating activities	€12.1bn	€11.6bn	€10.1bn
Free cash flow	€6.9bn	€7.1bn	€5.2bn
Net cash flow (used in)/from investing activities	€(0.6)bn	€(2.3)bn	€2.5bn
Net cash flow used in financing activities	€(6.9)bn	€(7.2)bn	€(8.9)bn

Business Group performance
Beauty & Wellbeing	2024	2023	2022
Turnover	€13.2bn	€12.5bn	€12.3bn
Turnover growth	5.5%	1.8%	20.8%
Underlying sales growth	6.5%	8.3%	7.8%
Operating margin	15.0%	17.7%	17.6%
Underlying operating margin	19.4%	18.7%	18.7%

Personal Care	2024	2023	2022
Turnover	€13.6bn	€13.8bn	€13.6bn
Turnover growth	(1.5)%	1.4%	15.9%
Underlying sales growth	5.2%	8.9%	7.9%
Operating margin	20.1%	21.4%	16.6%
Underlying operating margin	22.1%	20.2%	19.6%

Unilever Annual Report on Form 20-F 2024	39

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

OUR PERFORMANCE

Business Group performance continued
Home Care	2024	2023	2022
Turnover	€12.3bn	€12.2bn	€12.4bn
Turnover growth	1.4%	(1.8)%	17.3%
Underlying sales growth	2.9%	5.9%	11.8%
Operating margin	12.3%	11.6%	8.6%
Underlying operating margin	14.5%	12.3%	10.8%

Foods	2024	2023	2022
Turnover	€13.4bn	€13.2bn	€13.9bn
Turnover growth	1.1%	(5.0)%	6.1%
Underlying sales growth	2.6%	7.7%	8.6%
Operating margin	19.5%	18.3%	32.4%
Underlying operating margin	21.3%	18.6%	17.6%

Ice Cream	2024	2023	2022
Turnover	€8.3bn	€7.9bn	€7.9bn
Turnover growth	4.5%	0.5%	14.8%
Underlying sales growth	3.7%	2.3%	9.0%
Operating margin	6.9%	9.6%	9.8%
Underlying operating margin	11.8%	10.8%	11.7%
Underlying sales growth, underlying volume growth, underlying operating margin and free cash flow are non-GAAP measures. For further information about these measures, and the reasons why we believe they are important for an understanding of the performance of the business, please refer to our commentary on non-GAAP measures on pages 41 to 47.

40	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

OUR PERFORMANCE

Additional financial disclosures
CASH FLOW
Cash flow from operating activities increased by €0.6 billion. While working capital had an adverse impact of €1.0 billion versus prior year mainly due to a significant improvement in 2023, this was more than offset by favourable movements in pensions and provisions, where payments were lower as compared to prior year and non-cash charges which were significantly higher in 2024.

€ million	2024	2023
Operating profit	9,400	9,758
Depreciation, amortisation and impairment	1,757	1,579
Changes in working capital	(160)	814
Pensions and similar obligations less payments	(88)	(281)
Provisions less payments	330	(185)
Elimination of losses/(profits) on disposals	436	(433)
Non-cash charge for share-based compensation	324	212
Other adjustments	145	97
Cash flow from operating activities	12,144	11,561
Income tax paid	(2,625)	(2,135)
Net capital expenditure	(1,934)	(1,703)
Net interest paid	(653)	(632)
Free cash flow*	6,932	7,091
Net cash flow (used in)/from investing activities	(625)	(2,294)
Net cash flow used in financing activities	(6,941)	(7,193)
Income tax paid increased by €0.5 billion compared to the prior year due to higher payments in markets where tax credits expired during the year, and lower tax refunds in certain markets.
Net cash flow used in investing activities was €(0.6) billion compared to
€(2.3) billion in the prior year. The lower outflow was primarily driven by the divestment of financial assets particularly in India, reduced investment in non-current assets in Argentina and higher proceeds from the disposals of Elida Beauty, our Russian business, Pureit and
Truliva in the year, partly offset by the cash outflow for the acquisition of K18 and deferred consideration related payments. Capital
expenditure increased by €0.2 billion in 2024.
Net cash flow used in financing activities was €(6.9) billion compared to €(7.2) billion in the prior year primarily due to a lower net increase in borrowings, partly offset by higher interest payments. The impact from share buybacks was consistent with the prior year.
BALANCE SHEET

€ million	2024	2023
Goodwill and intangible assets	40,901	39,466
Other non-current assets	19,655	17,898
Current assets	19,194	17,902
Total assets	79,750	75,266
Current liabilities	25,234	23,507
Non-current liabilities	31,961	30,995
Total liabilities	57,195	54,502
Shareholders’ equity	19,990	18,102
Non-controlling interest	2,565	2,662
Total equity	22,555	20,764
Total liabilities and equity	79,750	75,266
Goodwill and intangible assets were €40.9 billion. This was
an increase of €1.4 billion compared to the prior year. The increase was due to a favourable currency impact of €1.1 billion, with other movements from the acquisitions of K18 partly offset by impact of disposals in the year. See note 21 on pages 186 to 188 and note 9 on pages 160 to 162 for more.
Other non-current assets increased by €1.8 billion, primarily due to higher purchase of property, plant and equipment, as well as a higher net pension surplus due to strong performance of equity and other growth assets. Current assets increased by €1.3 billion led by cash and cash equivalents, partly offset by a decrease in other financial assets and assets held for sale, which was reduced following the disposal of the Elida Beauty business. Cash and cash equivalents increased by €2.0 billion.
Non-controlling interest decreased by €(0.1) billion due to the disposal of the Truliva business.
Net debt*
Closing net debt was €24.5 billion compared to €23.7 billion as at 31
December 2023. The increase was due to capital returns of €4.3 billion in dividends and €1.5 billion in share buybacks to PLC shareholders, and other adverse movements that were partially offset by the free cash flow delivery of €6.9 billion. Net debt to underlying earnings before interest, taxation, depreciation and amortisation (UEBITDA) was
1.9 as at 31 December 2024 versus 2.1 in the prior year. This is primarily used to assess our leverage level.
Movement in net pension liability/asset
The table below shows the movement in net pension liability/asset during the year. Pension assets net of liabilities were in surplus of
€3.0 billion at the end of 2024 compared with a surplus of €2.4 billion at the end of 2023. The increase was primarily driven by strong investment returns in equities, while higher long-term government bond yields led to reductions in both fixed income assets and pension liabilities.

€ million	2024
1 January	2,401
Gross service cost	(178)
Employee contributions	37
Actual return on plan assets (excluding interest)	(601)
Net interest income/(cost)	71
Actuarial gain/(loss)	957
Employer contributions	197
Currency retranslation	72
Other movements(a)	14
31 December	2,970
(a)Other movements relate to special termination benefits, changes in asset ceiling, past service costs including losses/(gains) on curtailment, settlements and other immaterial movements. For more details, see note 4B on pages 150 to 155.
(*)Certain measures used in our reporting are not defined under IFRS. For further information about these measures, please refer to the commentary on non-GAAP measures on pages
41 to 47.

Unilever Annual Report on Form 20-F 2024	41

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

OUR PERFORMANCE

Finance and liquidity
Approximately €3.0 billion (or 49%) of the Group’s cash and cash equivalents is held in central finance companies for maximum flexibility.
These companies provide loans to our subsidiaries that are also funded through retained earnings and third-party borrowings. We maintain access to global debt markets through an infrastructure of short- and long-term debt programmes. We make use of plain vanilla derivatives, such as interest rate swaps and foreign exchange contracts, to help mitigate risks.
More detail is provided in notes 16, 16A, 16B and 16C on pages 174 to
180. The remaining €3.1 billion (or 51%) of the Group’s cash and cash equivalents is held in foreign subsidiaries, which repatriate distributable reserves on a regular basis. For most countries, this is done through dividends, which in some cases are subject to withholding or distribution tax. This balance includes €176 million (2023: €98 million, 2022: €449 million) of cash that is held in a few countries where we face cross-border foreign exchange controls and/or other legal restrictions that inhibit our ability to make these balances available in any means for general use by the wider business. The cash will generally be invested or held in the relevant country and, given the other capital resources available to the
Group, does not significantly affect the ability of the Group to meet its cash obligations. We closely monitor all our exposures and counter-party limits.
Unilever has committed credit facilities in place for general corporate purposes. The undrawn bilateral committed credit facilities in place on 31
December 2024 were $5,200 million and €2,600 million. Further information on liquidity management is set out in note 16A to the consolidated financial statements.
Material cash commitments from contractual and
other obligations
The following table shows the amount of our contractual and other obligations as at 31 December 2024. The material cash commitments from contractual and other obligations arise from our borrowings, which include bonds, commercial paper, bank and other loans, interest on these borrowings, and trade payables and accruals.

€ million	2024	Due within 1 year	Due in 1-3 years	Due in 3-5 years	Due in over 5 years
Bonds	26,957	3,117	5,046	6,291	12,503
Commercial paper, bank and other loans	2,770	2,764	–	2	4
Interest on financial liabilities	4,800	695	1,218	873	2,014
Trade payables, accruals and other liabilities	16,266	16,064	135	41	26
Lease liabilities	1,801	389	579	354	479
Other lease commitments	330	101	133	30	66
Purchase obligations(a) & other long-term commitments	4,198	1,654	1,871	489	184
Others(b)	824	649	173	2	–
Total	57,946	25,433	9,155	8,082	15,276
(a)For raw and packaging materials and finished goods.
(b)Includes other financial liabilities and deferred consideration for acquisitions.
Further details are set out in the following notes to the consolidated financial statements: note 10 on pages 163 to 165, note 15C on pages 172 to 173, and note 20 on pages 185 and 186. We are satisfied that our financing arrangements are adequate to meet our short-term and long-term cash requirements. In relation to the facilities available to the Group, borrowing requirements do not fluctuate materially during the year and are not seasonal.
Guaranteed US debt securities
At 31 December 2024, the Group had in issue US$10.95 billion (2023:
US$11.2 billion; 2022: US$10.75 billion) bonds in connection with a US shelf registration. See page 221 for more information on these bonds and related commentary on guarantor information.
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
hyperinflationary economies. These currencies are translated into euros using the prior year closing exchange rate before the application of IAS 29.
The table below shows exchange rate movements in our key markets.

	Annual average rate in 2024	Annual average rate in 2023
Brazilian real (€1 = BRL)	5.761	5.405
Chinese yuan (€1 = CNY)	7.751	7.635
Indian rupee (€1 = INR)	90.652	89.232
Indonesia rupiah (€1 = IDR)	17,177	16,457
Mexican peso (€1 = MXN)	19.589	19.169
Philippine peso (€1 = PHP)	62.055	60.110
Turkish lira (€1 = TRY)	36.671	31.625
UK pound sterling (€1 = GBP)	0.848	0.870
US dollar (€1 = US$)	1.085	1.081
In the following sections, we set out our definitions of the following non-
GAAP measures and provide reconciliation to relevant GAAP measures:
■underlying sales growth;
■underlying volume growth;
■underlying price growth;
■non-underlying items;
■underlying operating profit and underlying operating margin;
■underlying effective tax rate;
■underlying earnings per share;
■constant underlying earnings per share;
■net debt;
■underlying earnings before interest, taxation, depreciation and amortisation;
■free cash flow;
■cash conversion;
■underlying return on invested capital; and
■underlying return on assets.
UNDERLYING SALES GROWTH
Underlying sales growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from
acquisitions, disposals, changes in currency and price growth in excess of 26% in hyperinflationary economies. Inflation of 26% per year compounded over three years is one of the key indicators within
IAS 29 to assess whether an economy is deemed to be

42	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

OUR PERFORMANCE

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

	Beauty & Wellbeing	Personal Care	Home Care	Foods	Ice Cream	Group
2024 vs 2023
Turnover (€ million)
2023	12,466	13,829	12,181	13,204	7,924	59,604
2024	13,157	13,618	12,352	13,352	8,282	60,761
Turnover growth(a) (%)	5.5	(1.5)	1.4	1.1	4.5	1.9
Effect of acquisitions (%)	0.9	–	–	–	1.2	0.4
Effect of disposals (%)	(1.2)	(5.3)	(0.9)	(0.5)	(0.3)	(1.8)
Effect of currency-related items, (%)	(0.6)	(1.1)	(0.5)	(1.0)	(0.1)	(0.7)
of which:
Exchange rate changes (%)	(2.2)	(3.0)	(3.6)	(2.8)	(1.9)	(2.8)
Extreme price growth in hyperinflationary markets(b) (%)	1.6	1.9	3.2	1.9	1.8	2.1
Underlying sales growth(b) (%)	6.5	5.2	2.9	2.6	3.7	4.2
2023 vs 2022
Turnover (€ million)
2022	12,250	13,636	12,401	13,898	7,888	60,073
2023	12,466	13,829	12,181	13,204	7,924	59,604
Turnover growth(a) (%)	1.8	1.4	(1.8)	(5.0)	0.5	(0.8)
Effect of acquisitions (%)	1.9	–	–	–	0.9	0.5
Effect of disposals (%)	(1.7)	(0.9)	–	(6.9)	–	(2.1)
Effect of currency-related items, (%)	(6.2)	(6.1)	(7.2)	(5.2)	(2.7)	(5.7)
of which:
Exchange rate changes (%)	(7.5)	(8.0)	(10.3)	(6.8)	(5.4)	(7.8)
Extreme price growth in hyperinflationary markets(b) (%)	1.5	2.1	3.4	1.7	2.8	2.2
Underlying sales growth(b) (%)	8.3	8.9	5.9	7.7	2.3	7.0
2022 vs 2021
Turnover (€ million)
2021	10,138	11,763	10,572	13,104	6,867	52,444
2022	12,250	13,636	12,401	13,898	7,888	60,073
Turnover growth(a) (%)	20.8	15.9	17.3	6.1	14.8	14.5
Effect of acquisitions (%)	3.8	–	–	0.3	–	0.8
Effect of disposals (%)	(0.1)	–	–	(7.1)	–	(1.8)
Effect of currency-related items, (%)	8.1	7.4	4.9	4.9	5.4	6.2
of which:
Exchange rate changes (%)	6.9	6.2	2.6	3.6	3.9	4.7
Extreme price growth in hyperinflationary markets(b) (%)	1.0	1.1	2.2	1.2	1.5	1.4
Underlying sales growth(b) (%)	7.8	7.9	11.8	8.6	9.0	9.0
(a)Turnover growth is made up of distinct individual growth components, namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.
(b)Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the underlying sales growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.
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
products sold during the period. In determining changes in price, we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained in USG above.

Unilever Annual Report on Form 20-F 2024	43

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

OUR PERFORMANCE

The relationship between USG, UVG and UPG is set out below:

	2024 vs 2023	2023 vs 2022	2022 vs 2021
Underlying volume growth (%)	2.9	0.2	(2.1)
Underlying price growth (%)	1.3	6.8	11.3
Underlying sales growth (%)	4.2	7.0	9.0
NON-UNDERLYING ITEMS
Some of our non-GAAP measures are adjusted to exclude items defined as non-underlying. Management considers non-underlying items to be significant, unusual or non-recurring in nature and so believe that separately identifying them helps users better understand the financial performance of the Group from period to period.
■Non-underlying items within operating profit are gains or losses on business disposals, acquisition and disposal-related costs, restructuring costs, impairments and other approved one-off items within operating profit classified here due to their nature and frequency.
■Non-underlying items not in operating profit but within net profit are net monetary gains/(losses) arising from hyperinflationary economies and significant and unusual items in net finance cost, share of profit/(loss) of joint ventures and associates and taxation.
■Non-underlying items after tax is calculated as non-underlying items within operating profit after tax plus non-underlying items not in operating profit but within net profit after tax.
Consequently, within underlying operating profit we exclude the following items:
■Restructuring costs are costs that are directly attributable to a restructuring project. Management defines a restructuring project as a strategic, major initiative that delivers cost savings and materially changes either the scope of the business or the manner in which the business is conducted.
■Acquisitions and disposal-related costs are costs that are directly attributable to a business acquisition or disposal project.
■Impairment of assets including goodwill, intangible assets, and property, plant and equipment.
■Gains or losses from the disposal of group companies which arise from business disposal projects.
■Other approved one-off items are those additional matters considered by management to be significant and outside the course of normal operations.
The breakdown of non-underlying items is shown below:

	€ million 2024	€ million 2023	€ million 2022
Non-underlying items within operating profit before tax	(1,779)	(173)	1,072
Acquisition and disposal-related costs(a)	(387)	(242)	(50)
(Loss)/gain disposal of group companies(b)	(406)	489	2,335
Restructuring costs(c)	(850)	(499)	(777)
Impairments(d)	(133)	(1)	(221)
Other	(3)	80	(215)
Tax on non-underlying items within operating profit	129	207	273
Non-underlying items within operating profit after tax	(1,650)	34	1,345
Non-underlying items not in operating profit but within net profit before tax	(155)	(153)	(164)
Interest related to the UK tax audit of intangible income and centralised services	40	(11)	(7)
Net monetary gain arising from hyperinflationary economies	(195)	(142)	(157)
Tax impact of non-underlying items not in operating profit but within net profit, including non-underlying tax items	90	12	(121)
Non-underlying items not in operating profit but within net profit after tax	(65)	(141)	(285)
Non-underlying items after tax	(1,715)	(107)	1,060
Attributable to:
Non-controlling interest	21	(6)	(14)
Shareholders' equity	(1,736)	(101)	1,074
(a)2024 includes a charge of €239 million (2023: €104 million) relating to the revaluation of the minority interest liability of Nutrafol, €54 million related to the Ice Cream separation, and €39 million relating to the acquisition of Yasso.
(b)2024 net loss arises from the disposals of our Russian business, Elida Beauty, Pureit and Qinyuan. This net loss includes a foreign currency translation reserve write-off of €545 million.
2023 includes a gain of €497 million related to the disposal of Suave. 2022 includes a gain of €2,303 million related to the disposal of the global tea business.
(c)In 2024, we announced the launch of a company-wide productivity programme that would impact around 7,500 jobs and support margin improvement through specific interventions over its duration. The majority of the costs incurred that relate to the productivity programme were for redundancy and are recognised as restructuring in line with our policy. The remaining costs comprise technology and supply chain projects.
(d)2024 includes an impairment charge of €127 million relating to Blueair, an air purification business. 2022 includes an impairment charge of €192 million relating to Dollar Shave Club.

44	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

OUR PERFORMANCE

UNDERLYING OPERATING PROFIT AND
UNDERLYING OPERATING MARGINS
Underlying operating profit and underlying operating margin mean operating profit and operating margin before the impact of non-
underlying items within operating profit. Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for making decisions about allocating resources and assessing performance of the segments.
The Group reconciliation of operating profit to underlying operating profit is as follows:

€ million	2024	2023	2022
Operating profit	9,400	9,758	10,755
Non-underlying items within operating profit	1,779	173	(1,072)
Underlying operating profit	11,179	9,931	9,683
Turnover	60,761	59,604	60,073
Operating margin (%)	15.5	16.4	17.9
Underlying operating margin (%)	18.4	16.7	16.1
Further details on non-underlying items can be found on page 43 of the consolidated financial statements.
Refer to note 2 on page 146 for the reconciliation of operating profit to underlying operating profit by division. For each division, operating margin is computed as operating profit divided by turnover and underlying operating margin is computed as underlying operating profit divided by turnover.
UNDERLYING EFFECTIVE TAX RATE
The underlying effective tax rate is calculated by dividing taxation excluding the tax impact of non-underlying items by profit before tax excluding the impact of non-underlying items and share of net profit/
(loss) of joint ventures and associates.
This measure reflects the underlying tax rate in relation to profit before tax excluding non-underlying items before tax and share of net (profit)/
loss of joint ventures and associates.
Tax impact on non-underlying items within operating profit is the sum of the tax on each non-underlying item, based on the applicable country tax rates and tax treatment.
This is shown in the table:

€ million	2024	2023
Taxation	2,500	2,199
Tax impact of:
Non-underlying items within operating profit	129	207
Non-underlying items not in operating profit but within net profit(a)	90	12
Taxation before tax impact of non-underlying items	2,719	2,418
Profit before taxation	8,869	9,339
Share of net (profit)/loss of joint ventures and associates	(255)	(231)
Profit before tax excluding share of net profit/(loss) of joint ventures and associates	8,614	9,108
Non-underlying items within operating profit before tax(a)	1,779	173
Non-underlying items not in operating profit but within net profit before tax	155	153
Profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates	10,548	9,434
Effective tax rate (%)	29.0	24.1
Underlying effective tax rate (%)	25.8	25.6
(a)See page 43 for further details.
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
for each share unit of the Group.
The reconciliation of net profit attributable to shareholders’ equity to underlying profit attributable to shareholders’ equity is as follows:

€ million	2024	2023	2022
Net profit	6,369	7,140	8,269
Non-controlling interests	(625)	(653)	(627)
Net profit attributable to shareholders’ equity – used for basic and diluted earnings per share	5,744	6,487	7,642
Post-tax impact of non-underlying items	1,736	101	(1,074)
Underlying profit attributable to shareholders’ equity – used for underlying earnings per share	7,480	6,588	6,568
Diluted average number of shares (millions of share units)	2,507.1	2,532.4	2,559.8
Diluted EPS (€)	2.29	2.56	2.99
Underlying EPS – diluted (€)	2.98	2.60	2.57

Unilever Annual Report on Form 20-F 2024	45

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

OUR PERFORMANCE

CONSTANT UNDERLYING EARNINGS PER SHARE
Constant underlying earnings per share (constant underlying EPS) is calculated as underlying profit attributable to shareholders’ equity at constant exchange rates and excluding the impact of both translational hedges and price growth in excess of 26% per year in hyperinflationary economies, divided by the diluted average number of ordinary share units. This measure reflects the underlying earnings for each ordinary share unit of the Group in constant exchange rates.
The reconciliation of underlying profit attributable to shareholders’
equity to constant underlying earnings attributable to shareholders’
equity and the calculation of constant underlying EPS is as follows:

€ million	2024	2023
Underlying profit attributable to shareholders’ equity	7,480	6,588
Impact of translation from current to constant exchange rates and translational hedges	272	(45)
Impact of price growth in excess of 26% per year in hyperinflationary economies(a)	(274)	–
Constant underlying earnings attributable to shareholders’ equity	7,478	6,543
Diluted average number of shares (millions of units)	2,507.1	2,532.4
Constant underlying EPS (€)	2.98	2.58
(a)See pages 41 to 42 for further details.
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
receivables, and non-current financial asset derivatives that relate to financial liabilities.
The reconciliation of total financial liabilities to net debt is as follows:

€ million	2024	2023
Total financial liabilities	(32,053)	(29,622)
Current financial liabilities	(6,987)	(5,087)
Non-current financial liabilities	(25,066)	(24,535)
Cash and cash equivalents as per balance sheet	6,136	4,159
Cash and cash equivalents as per cash flow statement	5,950	4,045
Add: bank overdrafts deducted therein	180	116
Less: cash and cash equivalents held for sale	6	(2)
Other current financial assets	1,330	1,731
Non-current financial assets derivatives that relate to financial liabilities	68	75
Net debt	(24,519)	(23,657)
UNDERLYING EARNINGS BEFORE INTEREST,
TAXATION, DEPRECIATION AND AMORTISATION
(UEBITDA)
Underlying earnings before interest, taxation, depreciation and amortisation means operating profit before the impact of depreciation, amortisation and non-underlying items within operating profit. We use
UEBITDA in assessing our leverage level, which is expressed as net debt/UEBITDA. The reconciliation of operating profit to UEBITDA is as follows:

€ million	2024	2023
Net profit	6,369	7,140
Net finance costs	604	486
Net monetary loss arising from hyperinflationary economies	195	142
Share of net profit of joint ventures and associates	(255)	(231)
Other income/(loss) from non-current investments and associates	(13)	22
Taxation	2,500	2,199
Operating profit	9,400	9,758
Depreciation and amortisation	1,624	1,578
Earnings before interest, taxes, depreciation and amortisation (EBITDA)	11,024	11,336
Non-underlying items within operating profit	1,779	173
Underlying earnings before interest, taxes, depreciation and amortisation (UEBITDA)	12,803	11,509

46	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

OUR PERFORMANCE

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
The reconciliation of cash flow from operating activities to FCF is as follows:

€ million	2024	2023	2022
Cash flow from operating activities	12,144	11,561	10,089
Income tax paid	(2,625)	(2,135)	(2,807)
Net capital expenditure	(1,934)	(1,703)	(1,627)
Net interest payments	(653)	(632)	(457)
Free cash flow	6,932	7,091	5,198
Net cash flow (used in)/from investing activities	(625)	(2,294)	2,453
Net cash flow used in financing activities	(6,941)	(7,193)	(8,890)
CASH CONVERSION
Unilever defines cash conversion as free cash flow excluding tax on disposal as a proportion of net profit, excluding P&L on disposal and income from joint ventures, associates and non-current investments.
This reflects our ability to convert profit to cash.

€ million	2024	2023
Net profit	6,369	7,140
Loss/(gain) on disposal of group companies	406	(489)
Share of net profit of joint ventures and associates	(255)	(231)
Other (income)/loss from non-current investments and associates	(13)	22
Tax on gain on disposal of group companies	140	(69)
Net profit excluding P&L on disposals, JV, associates, NCI	6,647	6,373
Cash flow from operating activities	12,144	11,561
Free cash flow	6,932	7,091
Cash impact of tax on disposal	111	14
Free cash flow excluding cash impact of tax on disposal	7,043	7,105
Cash conversion from operating activities (%)	191	162
Cash conversion (%)	106	111
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
goodwill, intangible assets, property, plant and equipment, net assets held for sale, inventories, trade and other current receivables, and trade payables and other current liabilities.

€ million	2024	2023
Operating profit	9,400	9,758
Tax on operating profit(a)	(2,726)	(2,352)
Operating profit after tax	6,674	7,406

Operating profit	9,400	9,758
Non-underlying items within operating profit	1,779	173
Underlying operating profit before tax	11,179	9,931
Tax on underlying operating profit(b)	(2,882)	(2,545)
Underlying operating profit after tax	8,297	7,386
Goodwill	22,311	21,109
Intangible assets	18,590	18,357
Property, plant and equipment	11,669	10,707
Net assets held for sale	119	516
Inventories	5,177	5,119
Trade and other current receivables	6,011	5,775
Trade payables and other current liabilities	(16,690)	(16,857)
Period-end invested capital	47,187	44,726
Average invested capital for the period	45,957	45,487
Return on invested capital (%)	14.5	16.3
Underlying return on invested capital (%)	18.1	16.2
(a)Tax on operating profit is calculated as operating profit before tax multiplied by the effective tax rate of 29.0% (2023: 24.1%), which is shown on page 44.
(b)Tax on underlying operating profit is calculated as underlying operating profit before tax multiplied by underlying effective tax rate of 25.8% (2023: 25.6%), which is shown on page 44.

Unilever Annual Report on Form 20-F 2024	47

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

OUR PERFORMANCE

UNDERLYING RETURN ON ASSETS
Underlying return on assets is a measure of the return generated on assets for each Business Group. This measure provides additional insight on the performance of the Business Groups and assists in formulating long-term strategies with respect to allocation of capital across Business Groups. Business Group underlying return on assets is calculated as underlying operating profit after tax for the Business
Group divided by the annual average of: property, plant and
equipment, net assets held for sale (excluding goodwill and
intangibles), inventories, trade and other current receivables, and trade payables and other current liabilities for each Business Group. The annual average is computed by adding the amounts at the beginning and the end of the calendar year and dividing by two. Where possible, balances are specifically attributed to each Business Group. For trade and other current receivables, balances are allocated to Business
Groups in the ratio of annual Business Group turnover to total Unilever turnover. For trade and other payables, balances are allocated to
Business Groups in the ratio of annual Business Group cost of sales to total Unilever cost of sales.

€ million	Beauty & Wellbeing	Personal Care	Home Care	Foods	Ice Cream	Total
2024
Operating profit	1,970	2,739	1,521	2,599	571	9,400
Tax on operating profit	(571)	(794)	(441)	(754)	(166)	(2,726)
Operating profit after tax	1,399	1,945	1,080	1,845	405	6,674

Operating profit	1,970	2,739	1,521	2,599	571	9,400
Non-underlying items within operating profit	(582)	(275)	(264)	(248)	(410)	(1,779)
Underlying operating profit before tax	2,552	3,014	1,785	2,847	981	11,179
Tax on underlying operating profit	(658)	(777)	(460)	(734)	(253)	(2,882)
Underlying operating profit after tax	1,894	2,237	1,325	2,113	728	8,297
Property, plant and equipment	1,939	2,813	2,131	2,388	2,398	11,669
Net assets held for sale	–	(7)	19	13	–	25
Inventories	1,243	1,172	738	1,094	930	5,177
Trade and other receivables	1,302	1,347	1,222	1,321	819	6,011
Trade payables and other current liabilities	(3,570)	(3,569)	(3,557)	(3,536)	(2,458)	(16,690)
Period-end assets (net)	914	1,756	553	1,280	1,689	6,192
Average assets for the period (net)	817	1,394	436	995	1,817	5,459
Return on assets (%)	171	140	248	185	22	122
Underlying return on assets (%)	232	161	304	212	40	152
2023
Operating profit	2,209	2,957	1,419	2,413	760	9,758
Tax on operating profit	(532)	(713)	(342)	(582)	(183)	(2,352)
Operating profit after tax	1,677	2,244	1,077	1,831	577	7,406

Operating profit	2,209	2,957	1,419	2,413	760	9,758
Non-underlying items within operating profit	(122)	165	(77)	(47)	(92)	(173)
Underlying operating profit before tax	2,331	2,792	1,496	2,460	852	9,931
Tax on underlying operating profit	(597)	(716)	(383)	(631)	(218)	(2,545)
Underlying operating profit after tax	1,734	2,076	1,113	1,829	634	7,386
Property, plant and equipment	1,773	2,340	1,979	1,976	2,639	10,707
Net assets held for sale	–	(31)	–	15	–	(16)
Inventories	1,179	1,128	785	1,090	937	5,119
Trade and other receivables	1,208	1,340	1,180	1,279	768	5,775
Trade payables and other current liabilities	(3,439)	(3,746)	(3,626)	(3,646)	(2,400)	(16,857)
Period-end assets (net)	721	1,031	318	714	1,944	4,728
Average assets for the period (net)	880	1,164	421	866	1,910	5,241
Return on assets (%)	191	193	256	211	30	141
Underlying return on assets (%)	197	178	265	211	33	141
OTHER INFORMATION
Accounting standards and critical accounting policies
The consolidated financial statements have been prepared
in accordance with IFRS as adopted by the UK and IFRS as issued by the International Accounting Standards Board. The accounting policies are consistent with those applied in 2023 except for the recent accounting developments as set out in note 1 on pages 142 to 144.
The critical accounting estimates and judgements and those that are most significant in connection with our financial reporting are set out in note 1 on pages 142 to 144.
Auditor's report
The Report of Independent Registered Public Accounting Firm issued by KPMG LLP on the consolidated results of the Group, as set out in the financial statements, was unqualified and contained no exceptions or emphasis of matter. For more details, see pages 121 to 137.
2023 financial review
The financial review for the year ended 31 December 2023 can be found on pages 58 to 64 of our Annual Report and Accounts on Form
20-F filed with the United States Securities and Exchange Commission on 14 March 2024.

48	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

OUR PERFORMANCE
Non-financial performance

Climate	Goal	2024	2023	2022

Reduce absolute operational GHG emissions (Scope 1 & 2) by 100% by 2030 from a 2015 baseline(b)(c)(d)	-100%	-72%	-70%	-63%
Reduce absolute Scope 3 energy and industrial (E&I) GHG emissions by 42% by 2030 from a 2021 baseline(e)	-42%	-8%	–	–
Reduce absolute Scope 3 forest, land and agriculture (FLAG) GHG emissions by 30.3% by 2030 from a 2021 baseline(e)	-30.3%	-14%	–	–

Nature	Goal	2024	2023	2022

Implement Regenerative Agriculture practices on 1 million hectares of agricultural land by 2030	1m	0.13m	0.06m	0.05m
Help protect and restore 1 million hectares of natural ecosystems by 2030	1m	0.43m	0.29m	0.20m
95% volume of key crops to be verified as sustainably sourced by 2030	95%	79%	79%	81%
Maintain no deforestation across our primary deforestation- linked commodities(f)	95%	97%	98%	–
Implement water stewardship programmes in 100 locations in water-stressed areas by 2030	100	21	13	8

Plastics	Goal	2024	2023	2022

Reduce our virgin plastic footprint – by 30% by 2026, and 40% by 2028, from a 2019 baseline(a)(c)	-30%	-23%	-21%	-21%
100% of our plastic packaging to be reusable, recyclable or compostable(a)(b)	100%	57%	53%	55%
by 2030 (for rigids)	100%	76%	–	–
by 2035 (for flexibles)	100%	13%	–	–
Use 25% recycled plastic in our packaging by 2025(a)(c)	25%	21%	20%	18%
Collect and process more plastic packaging than we sell by 2025(a)(c)	100%	93%	68%	61%

Livelihoods	Goal	2024	2023	2022

Suppliers representing 50% of our procurement spend to sign the Living Wage Promise by 2026	50%	32%	–	–
Help 250,000 smallholder farmers in our supply chain access livelihoods programmes by 2026	0.25m	0.08m	–	–
Help 2.5 million SMEs in our retail value chain grow their business by 2026(g)	2.5m	2.58m	1.91m	1.83m
(a)The scope of our plastic packaging targets includes plastic packaging in 26 countries, which account for approximately 82% of Unilever’s sales.
(b)2023 and 2022 performance measured for 12-month period ended 30 September.
(c)2023 and 2022 performance restated due to change in measurement methodology. See Sustainability Statement for further details.
(d)Baseline period measured for 12-month period ended 30 September 2015.
(e)Baseline period measured for 12-month period ended 30 September 2021.
(f)2023 performance measured for all commodity volumes ordered for 3-month period October to December, except for palm oil in India measured only for December.
(g)2023 and 2022 performance measured for 3-month period October to December.

Unilever Annual Report on Form 20-F 2024	49

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

OUR PERFORMANCE

NON-FINANCIAL AND SUSTAINABILITY INFORMATION STATEMENT
Unilever’s Sustainability Statement can be found on pages 222 to 299 of the Annual Report and Accounts. The statement incorporates requirements for non-financial and sustainability reporting including sections 414CA and 414CB of the Companies Act 2006, the European
Sustainability Reporting Standards (the ESRS) and our Climate Transition Action Plan progress report. It includes our climate-related financial disclosures, as required by the Financial Conduct Authority Listing Rules 6.6.6R(8), which are consistent with the four recommendations and 11 recommended disclosures of the Task Force on Climate-related Financial Disclosures (TCFD).
The table below is intended to provide our stakeholders with an overview of the non-financial reporting requirements and the content they need to understand our development, performance, position and the impact of our activities with regards to specified non-financial matters. Our business model can be found on pages 2 to 5, which identifies our stakeholder groups, and our principal risks can be found on pages 51 to 59.
Further information on these matters can be found on our website and in our Human Rights Report, including relevant policies.
In the following pages, we provide our Section 172 disclosure, our Streamlined Energy and Carbon Reporting disclosure and our employee gender reporting.

Non-financial matter and relevant sections of Annual Report	Page reference

Environmental matters, including Climate
■Sustainability Review
■Climate, including: Task Force on Climate-related Financial
Disclosures and our Climate Transition Action Plan: Annual
Progress
■Pollution
■Water
■Biodiversity and Ecosystems
■Resource Use and Circular Economy

■Governance: pages 65 and 224.
■Risks and Impacts: pages 36, 51, 227 and 230. This is supported by a detailed scenario analysis: pages 235 and 262.
■Due diligence and policies: pages 225 and 232.
■Position and performance (including relevant non-financial KPIs):
pages 36 to 37, 48 and 50, with further details for Climate: pages 246 to 247, Pollution: page 250, Water: page 253, Biodiversity and
Ecosystems: page 257, and Resource Use and Circular Economy:
page 260.
■Climate Transition Action Plan: Annual Progress is outlined in Climate
Actions disclosures: pages 240 to 241. For more details, refer to
www.unilever.com/files/ctap.pdf. Refer to note 1 of the consolidated financial statements for further information relating to any considerations of physical and transition climate risks on the current valuation of our assets and liabilities.
■Task Force on Climate-related Financial Disclosures, pages 295 to
296, outlines how our TCFD disclosures are mapped across the relevant sections of the Sustainability Statement.

Social and Employee matters, including Human Rights
■Our People & Culture ■Own Workforce ■Workers in the Value Chain ■Affected Communities ■Consumers and End-Users ■Approach to Human Rights
■Governance: pages 65, 74, 79, 92 to 93, 224 and 272 to 278.
■Risks and Impacts: pages 36, 51, 227 and 267.
■Due diligence and policies: pages 74, 79, 92 to 93, 225 and 270.
■Position and performance (including relevant non-financial KPIs):
pages 34, 36, and 48, with further details for Own Workforce: pages
244 to 278, and for Workers in the Value Chain: pages 279 to 283.
■Approach to Human Rights: pages 270 to 271.

Business Conduct matters, including anti-corruption and bribery
■Our People & Culture ■Business Conduct
■Governance: pages 65 and 224.
■Risks and Impacts: pages 34, 51, 227 and 287.
■Due diligence and policies: pages 225, 270, 287 and 289.
■Position and performance (including relevant
non-financial KPIs): pages 34, 48, 92 to 93, and 289 to 291.
■Prevention and detection of corruption and bribery: page 289. Our
Code and Code Policies set out Unilever’s zero-tolerance approach towards corruption and bribery. Our partners must adhere to
Unilever’s anti-corruption and bribery policies, as defined in the
Responsible Partner Policy.

50	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

OUR PERFORMANCE

SECTION 172 STATEMENT
Under Section 172 of the UK Companies Act 2006 (‘Section 172’) directors must act in the way that they consider, in good faith, would be most likely to promote the success of their company. In doing so, our Directors must have regard to stakeholders and the other matters set out in
Section 172. Our Section 172 statement includes the information set out on pages 74 to 77 of the Governance Report. Pages 74 and 75 identifies our key stakeholders and provides examples of how the business engaged with them during 2024, with cross references to the Review of the Year section for more detail. Pages 76 and 77 details how our Directors have taken steps to understand the needs and priorities of these stakeholders when setting Unilever’s strategy and taking decisions concerning the business, including by direct engagement or via their delegated committees and forums. The relevance of each stakeholder group may vary depending on the matter at hand.
STREAMLINED ENERGY AND CARBON REPORTING (SECR)
In line with the requirements set out in the UK Government’s guidance on Streamlined Energy and Carbon Reporting, the table below represents
Unilever’s energy use and associated GHG emissions from electricity and fuel in the UK, calculated with reference to the Greenhouse Gas
Protocol. The scope of this data includes seven manufacturing sites, two logistics sites and eight non-manufacturing sites based in the UK. In
2024, the UK accounted for 4% of our global total Scope 1 and 2 GHG emissions as well as 5% of our global energy use, outlined in the table below.
See our Climate actions on page 240 for details on energy efficiency measures taken during 2024, and our Gross Scope 1, 2 and 3 emissions, as well as the Total GHG emissions table on page 244, disclosed in our consolidated Sustainability Statement.

UK operations (thousands kWh)	2024	2023(a)(b)	2022(a)(b)
Biogas	13,350	9,354	13,520
Natural gas	215,052	232,083	249,098
LPG	0	0	937
Fuel oils	666	2,061	1,302
Coal	0	0	0
Electricity	91,543	102,599	132,903
Purchased heat and steam	0	0	0
Total UK energy	320,612	346,097	397,759
Total global energy	6,482,654	6,377,192	7,080,534
Total UK Scope 1 emissions (tonnes CO2e)(c)(e)	24,065	47,014	50,386
UK Scope 1 emissions (kg CO2e) per tonne of production	36	73	64
Total UK Scope 2 emissions (tonnes CO2e)(d)(f)	1,666	1,568	1,421
UK Scope 2 emissions (kg CO2e) per tonne of production	3	2	2
(a)2023 and 2022 measured for 12-month period ended 30 September.
(b)2023 and 2022 data has been restated in line with our improved GHG measurement methodology detailed on page 243 and with ESRS reporting requirements.
(c)Restated from 41,594 kg CO2 in 2023 and 39,545 kg CO2 in 2022.
(d)Restated from 0 kg CO2 in 2023 and 2022.
(e)Certified Biomethane UK Renewable Gas Guarantee's of Origin (RGGOs) purchased for 98,000 MWh.
(f)Scope 2 emissions for grid electricity calculated according to the market-based method.
EMPLOYEE DIVERSITY
As part of our disclosure to comply with the UK Corporate Governance Code 2018 and the Companies Act 2006, the table below shows our workforce diversity by gender and work level as at 31 December 2024.

	2024			2023
Gender statistics	Female	Male	Not reported(c)	Female	Male	Not reported(c)
Board	4	5	0	5	7	0
	44%	56%	0%	42%	58%	0%
Unilever Leadership Executive (ULE)	4	9	0	2	11	0
	31%	69%	0%	15%	85%	0%
Senior management(a)	31	65	0	29	52	0
	32%	68%	0%	36%	64%	0%
Management(b)	8,999	7,472	5	9,468	7,885	3
	55%	45%	0%	55%	45%	0%
Total workforce	44,313	75,530	197	47,633	80,718	26
	37%	63%	0%	37%	63%	0%
(a)Employees in senior management roles one work level below ULE (based on internal reporting definitions).
(b)Employees in management roles including ULE and senior management.
(c)‘Not reported’ includes those categorised as ’Other’, ‘Unspecified’ or ‘Prefer not to say’.
Employees who are statutory directors of the corporate entities included in this Annual Report and Accounts: 446 (62%) males and 272 (38%)
females (see Group Companies on pages 200 to 210).

Unilever Annual Report on Form 20-F 2024	51

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

Our Principal Risks
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
Unilever’s appetite for risk is driven by the following:
■Our growth should be consistent, competitive,
profitable and responsible.
■Our actions on issues such as climate, nature, plastics
and livelihoods must reflect their urgency, and not be constrained by the uncertainty of potential impacts.
■Our behaviours must be in line with our Code of Business Principles and Code Policies.
■Our ambition to continuously improve our operational efficiency and effectiveness.
■Our aim to maintain a minimum A/A2 credit rating on a long-term basis.
Our approach to risk management is designed to provide reasonable, but not absolute, assurance that our assets are safeguarded, the risks facing the business are being assessed and mitigated, and all information that may be required to be disclosed is reported to
Unilever’s senior management including, where appropriate, the CEO and CFO.
ORGANISATION
The Board has overall accountability for the management of risks and opportunities and reviewing the effectiveness of Unilever’s risk management and internal control systems. The Board has established a clear organisational structure with well-defined accountabilities for the principal risks that Unilever faces in the short, medium and long term. In this structure, the Board has delegated the overall accountability for risk management to both the CEO and CFO. The distribution of accountabilities and responsibilities ensures that every segment (either Business Group or country) through which we operate has specific resources and processes for risk reviews and risk mitigation. This is supported by the ULE, which takes active responsibility for focusing on the principal areas of risk to Unilever, including any emerging areas of risks. The Board regularly reviews these risk areas, including consideration of environmental, social and governance matters, and retains responsibility for determining the nature and extent of the significant risks that Unilever is prepared to take to achieve its strategic objectives.
FOUNDATION AND PRINCIPLES
Unilever’s approach to doing business is framed by our purpose and values (see page 4). Our Code of Business Principles (CoBP) and a framework of Code Policies that underpins the CoBP set out the standards of behaviour that we expect all employees to adhere to. The day-to-day responsibility for ensuring these principles are applied rests with senior management across Business Groups, geographies
and functions. They are supported by Business Integrity Officers and
Committees who communicate the Code, deliver training, maintain processes and procedures (including support lines) to report and respond to alleged breaches, and to capture and communicate
learnings.
For each of our principal risks, we have a risk management framework detailing the controls we have in place and who is responsible for managing both the overall risk and the individual controls mitigating that risk. Unilever’s functional standards define mandatory
requirements across a range of specialist areas such as product safety and cyber, which are key controls in mitigating these risks.
Our assessment of risk considers short-, medium- and long-term risks, including how these risks are changing, together with emerging risk areas. These are reviewed on an ongoing basis, and formally by senior management and the Board at least once a year.
PROCESSES
Unilever operates a wide range of processes and activities across all its operations covering strategy, planning, execution and performance management. Risk management is integrated into every stage. In
2024, for the purposes of compliance with the European Union
Corporate Sustainability Reporting Directive, Unilever completed a double materiality assessment (DMA) to identify material sustainability matters. The outcome of the DMA has been reviewed by management to ensure that these matters are aligned with the principal risks.
ASSURANCE AND RE-ASSURANCE
Assurance on compliance with the Code of Business Principles and our Code Policies is obtained annually from Unilever management via a formal Code declaration. In addition, specialist awareness and training programmes are run throughout the year and vary depending on the business priorities. An integrated assurance map is maintained across the principal risks to confirm the mitigation in place through the three lines of defence. Our Corporate Audit function plays a vital role in providing to both management and the Board an objective and
independent review of the effectiveness of risk management and internal control systems throughout Unilever.
BOARD ASSESSMENT OF COMPLIANCE WITH THE
RISK MANAGEMENT FRAMEWORKS
The Board, advised by its committees and subcommittees where appropriate, regularly review the significant risks and decisions that could have a material impact on Unilever. These reviews consider the level of risk that Unilever is prepared to take in pursuit of the business strategy and the effectiveness of the management controls in place to mitigate the risk exposure.
The Board, through the Audit Committee, has reviewed the
assessment of risks, internal controls and disclosure controls and procedures in operation within Unilever. It has also considered the effectiveness of any remedial actions taken for the year covered by this
Annual Report and Accounts and up to the date of its approval by the
Board.
Details of the activities of the Audit Committee in relation to this can be found in the Report of the Audit Committee on pages 86 to 90.
Further statements on compliance with the specific risk management and control requirements in the UK Corporate Governance Code
(2018), the US Securities Exchange Act (1934) and the US Sarbanes-
Oxley Act (2002) can be found on page 80.

52	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

OUR PRINCIPAL RISKS

Principal Risks
Our business is subject to risks and uncertainties. On the following pages, we have identified the risks and opportunities that we regard as the most material to Unilever’s business and performance at this time.
Our principal risks include risks that could impact our business in the short term (i.e. the next two years), medium term (i.e. the next three to ten years) or over the longer term (i.e. beyond ten years). As part of our process to review our principal risks, we also consider any additional risks that could emerge in the future.
Our principal risks have been reviewed and updated as appropriate to reflect the current and relevant risks and opportunities. We have extended the scope of our existing Climate principal risk to consider those risks relating to nature, of which biodiversity is a subset. We also reflect on whether we think the level of risk associated with each of our principal risks is increasing or decreasing. There are three principal risks where we believe there is an increased level of risk compared with last year:
■Business Transformation: we announced the separation of the Ice Cream business and a multi-year productivity programme to strengthen and simplify our business. The scale and impact of the ongoing transformation requires close monitoring.
■Legal and Regulatory: the increasing regulatory landscape, such as with product formulations, plastic packaging, environmental compliance and data protection, require us to continually assess the impact on our business and take necessary action.
■Systems and Information: technology is disrupting the way we do business, and we need to accelerate innovation to keep pace with the developments. The cyber threat landscape has increased in the recent past and continues to remain volatile.
The rapid advancements in generative AI capabilities heightens the risk of misuse, leading to loss of trust and credibility as well as the risk of legal liability. We have a task force set up to identify and take responsible action as we continue to monitor this as an emerging risk. We recognise the opportunities brought by AI as part of our principal risks.
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
Consumer tastes, preferences and behaviours are
changing more rapidly than ever before. We see a
growing trend for consumers preferring brands that
both meet their functional needs and have an
explicit social or environmental purpose.
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
market with speed in areas such as personalised
and premium beauty offerings, health and hygiene.
No change

Unilever Annual Report on Form 20-F 2024	53

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

OUR PRINCIPAL RISKS

Risk	Risk description	Level of risk

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
No change

Climate and nature
Tackling climate change-related physical and
transitional risks and loss of nature is
important to increase our resilience and future-
proof our business.
Climate change is already impacting our business
in various ways, although there has not been a
material impact during the year. As it worsens, it is
likely to increase the frequency and severity of
extreme weather events such as heat waves,
hurricanes, floods or droughts.
Government action to mitigate climate change,
such as the introduction of carbon taxes, land use
regulations or product composition regulations
that restrict or ban certain GHG-intensive
ingredients, could also impact our business in the
short term through higher costs or reduced
flexibility of operations.
Our business depends on nature, making its loss
a significant risk. Intensive agricultural practices,
land conversion and rising temperatures could
lead to loss of biodiversity and ecosystems. This
could in turn lead to reduction in crop yield and
therefore increase in prices for scarce resources.
Deforestation poses a particular risk to
our business, both reputational and to our supply
chain. Land use regulations to conserve and
expand forest land could reduce land available in
the short term for agricultural produce, which
could result in increase in raw material prices.
Water is a critical resource to grow agricultural
produce, and for both the manufacturing and
consumer use of our products. Water scarcity can
therefore impact our agricultural sourcing and our
operations as well as reducing consumer demand
for products that require water in their use phase.
No change

54	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

OUR PRINCIPAL RISKS

Risk	Risk description	Level of risk

Plastic packaging
We use a significant amount of plastic
to package our products. A reduction in
the amount of virgin plastic we use and
an increase in the recyclability of our
packaging are critical to delivering
a sustainable business.
Both consumer and customer responses to the
environmental impact of plastic waste and
emerging regulations by governments to tax or
ban the use of certain plastics requires us to find
solutions to reduce the amount of plastic we use
and increase the amount of packaging which is
recyclable. We are also dependent on the work of
our industry partners to create and improve
recycling infrastructure throughout the world.
Besides the overarching risk of consumer and
customer acceptance of the new materials, there
is a risk around finding appropriate replacement
materials that do not have trade-offs on
functionality, performance and safety. Due to high
demand and the green premium, the
cost of recycled plastic or other alternative
packaging materials could significantly increase in
the foreseeable future and this could impact our
business performance. In addition, we are also
exposed to higher costs as a result of taxes or
fines if we are unable to comply with plastic
regulations. For instance, the Extended Producer
Responsibility (EPR) regulations in some markets
adds an obligation on Unilever to take
responsibility for the entire lifecycle of our
products, including end-of-life disposal
and recycling, which could again impact
our profitability and reputation.
No change

Customer and channel
Successful customer relationships are vital to
our business and continued growth.
Maintaining strong relationships with our existing
customers while building relationships with new
customers is critical to our success because we
believe customers are the gateway to shoppers
and consumers.
To mitigate risks and ensure sustainable growth,
we aim to strengthen our existing customer
channels while strategically expanding into growth
channels, particularly digital commerce, which
remains a critical channel for growth.
The strength of our customer relationships impacts
our ability to land our strategic pricing and
competitive trade terms. Failure to maintain strong
relationships with customers could negatively
impact our terms of business with affected
customers and reduce the availability of our
products to consumers.
No change

Unilever Annual Report on Form 20-F 2024	55

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

OUR PRINCIPAL RISKS

Risk	Risk description	Level of risk

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
No change

Business operations
Our business depends on purchasing
materials, efficient manufacturing and
the timely distribution of products to
our customers.
Our supply chain network is exposed to potentially
adverse events such as geopolitical sanctions,
physical disruptions, trade restrictions and tariffs or
disruptions at a key supplier, which could impact
our ability to deliver orders to our customers.
Geopolitical tensions have continued to challenge
our supply chain in 2024.
Maintaining manufacturing operations
while adhering to changing local regulations and
meeting enhanced health and safety standards
has proven possible but has required significant
management. In addition, ensuring the operation
of a global logistics network for both input
materials and finished goods continues to present
challenges and requires continued focus
and flexibility.
The cost of our products is being affected by the
cost of the underlying commodities and materials
from which they are made. Fluctuations in these
costs cannot always be passed on to the
consumer through pricing and will need to be
carefully managed.
No change

56	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

OUR PRINCIPAL RISKS

Risk	Risk description	Level of risk

Safe and high-quality products
The quality and safety of our products are of
paramount importance for our brands and our
reputation.
The increasing laws and regulations concerning
product formulation and use of ingredients of
concern can lead to litigation and therefore impact
financial performance and reputation.
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
The cyber-attack threat of unauthorised access
and misuse of sensitive information or disruption to
operations continues to increase. Unilever has in
the past been, and expects to be the subject of
cyber security attacks. Such an attack inhibits our
business operations in a number of ways,
including disruption to sales, production and cash
flows, ultimately impacting our results. However,
none of these attacks have had a material impact
during the year.
In addition, increasing digital interactions with
customers, suppliers and consumers place ever
greater emphasis on the need for secure and
reliable IT systems and infrastructure and careful
management of the information that is in our
possession to ensure data privacy.
Increase

Unilever Annual Report on Form 20-F 2024	57

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

OUR PRINCIPAL RISKS

Risk	Risk description	Level of risk

Business transformation
Successful execution of business
transformation projects is key to
delivering their intended business
benefits and avoiding disruption to
other business activities.
In 2024, we announced the separation of our Ice
Cream business and the launch of a major
productivity programme to accelerate our Growth
Action Plan (GAP).
As a result of the separation of Ice Cream, we
recognise the heightened risk of operational
disruption that could result in higher costs and
impact our performance.
We also recognise the risks in managing business
continuity associated with the productivity
programme due to the pace of change and
operating model, which could disrupt our growth
momentum and our ability to unlock and realise
planned benefits.
We are also continually engaged in acquisitions
and disposals that could strengthen our portfolio
and capabilities. Any potential challenges during
integration could lead to financial exposure.
Continued digitalisation of our business models
and processes, together with enhancing data
management capabilities, is a critical part of our
transformation. Advancements in artificial
intelligence (AI) capabilities, with the evolution of
generative AI, provides opportunities to become
efficient and effective in consumer insights,
demand creation, customer and channel
management, and operations. We see these as
opportunities to step up our growth, unlock
productivity and accelerate cultural
transformation.
Increase

Economic and political instability
Adverse economic conditions may affect one
or more countries, regions or may extend
globally. Economic and political instability
impacts consumer demand for our products,
disrupts sales operations and/or impacts the
profitability of our operations.
In 2024, organisations have continued to see
geopolitical and economic volatility leading to
significant disruption to supply chain and logistics,
including consumer boycotts impacting parts of the
business.
Government actions such as trade and economic
sanctions, foreign exchange or price controls can
impact on the growth and profitability of our local
operations.
Unilever has more than half of its turnover
in emerging markets, which can offer
greater growth opportunities but also exposes
Unilever to related economic and political volatility.
No change

58	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

OUR PRINCIPAL RISKS

Risk	Risk description	Level of risk

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
We are also subject to the imposition of exchange
controls by individual countries or economic
sanctions, which could limit our ability to import
materials paid in foreign currency or to
remit dividends to the parent company.
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
Our ethical approach is grounded in our
commitment to embed respect for human rights
throughout our business, in line with the United
Nations Guiding Principles on Business and
Human Rights.
The safety of our employees and the people and
communities we work with is critical. Failure to
meet these high standards could impact our
reputation and business results.
No change

Unilever Annual Report on Form 20-F 2024	59

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

OUR PRINCIPAL RISKS

Risk	Risk description	Level of risk

Legal and regulatory
Compliance with laws and regulations is
an essential part of Unilever’s business
operations.
Unilever is subject to national and regional laws and
regulations in diverse areas such as to
environmental compliance (e.g. greenwashing),
product and ingredient safety, chemicals
management, product claims, trademarks,
copyright, patents, competition, health and safety,
data privacy, corporate governance, anti-bribery
and anti-corruption, listing and disclosure, human
rights due diligence, employment and taxes.
Changes to these laws and regulations, as well as
introduction of new laws and regulations, could
have a material impact on the cost of doing
business.
Failure to comply could expose Unilever to civil
and/or criminal enforcement actions or litigation
leading to damages, fines and criminal sanctions
against us and/or our employees with possible
consequences for our corporate reputation.
Increase

60	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

OUR PRINCIPAL RISKS

Viability statement
The Directors have reviewed the long-term prospects of the Group in order to assess its viability. This review incorporated the activities and key risks of the Group together with the factors likely to affect the
Group’s future development, performance, financial position, cash flows, liquidity position and borrowing facilities as described on pages
1 to 47. In addition, we describe in notes 15 to 18, on pages 169 to
184, the Group’s objectives, policies and processes for managing its capital, its financial risk management objectives, details of its financial instruments and hedging activities, and its exposures to credit and liquidity risk. Unilever announced the separation of the Ice Cream business, which is expected to be completed by the end of 2025. This falls within the period covered by the viability statement. The Directors have therefore considered the ability of the Group to continue in its current form (i.e. scenario where the separation does not happen), as well as the viability of the Group if the separation completed as planned.
ASSESSMENT
In order to report on the long-term viability of the Group, the Directors reviewed the overall funding capacity and headroom available to withstand severe events and carried out a robust assessment of the principal risks facing the Group, including those that would threaten its business model, future performance, solvency or liquidity. This includes consideration of external factors such as the impact of climate change, changing consumer preference and slowdown in economic growth.
The assessment considers the separation of the Ice Cream business in
2025 and also a possibility that the existing business continues over the assessment period. We have also reviewed the mitigating factors in respect of each principal risk. The risks are summarised on pages 52 to 59.
The viability assessment has three parts:
■First, the Directors considered the period over which they have a reasonable expectation that the Group will continue to operate and meet its liabilities;
■Second, they considered the current debt facilities and debt headroom over the viability period, assuming that any debt maturing can be re-financed at commercially acceptable terms; and
■Third, they considered the potential impact of severe but plausible scenarios over this period considering both possibilities that the existing business continues over this period as well as the
separation of the Ice Cream business in 2025:
■assessing scenarios for each individual, the principal risks, and their impact on profits and cash, and
■assessing scenarios that involve more than one principal risk including the following multi-risk scenarios:

Multi-risk scenarios modelled	Level of severity reviewed	Link to principal risk

Contamination issue with one of our brands caused by regulated ingredients and the temporary closure of three of our largest factories.	Significant reduction in sales for some of the Business Groups along with percolating impact on other brands and closure of three of our largest factories for a period of six months.	■Safe and high-quality products ■Consumer preference ■Business operations
Increasing geopolitical tensions leading to
subdued macroeconomic scenario and
impacting consumer demand coupled with
failure to find alternatives to plastic packaging,
resulting in both consumers moving away and
higher costs.
	Loss of turnover due to change in consumer preference and increasing costs due to plastic-related taxes and levies.	■Economic and political instability ■Plastic packaging
Climate change-related extreme weather events impacting crop yield and failure to capitalise on changing consumer perceptions and demands.	Extreme rain and drought impacting agricultural produce and crop yield, leading to increase in costs and failure to capitalise on consumer needs, resulting in turnover loss.	■Climate and nature ■Business operations ■Consumer preference
Cyber-attack causing a sustained shutdown of manufacturing systems and the impact on profit if management failed to deliver a major transformation project.	Loss of confidence from our customers and consumers, reputational damage resulting in loss of turnover coupled with additional costs to mitigate the impact of cyber-attack.	■Systems and information ■Business transformation

Unilever Annual Report on Form 20-F 2024	61

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

OUR PRINCIPAL RISKS

FINDINGS
■Firstly, a three-year period is considered appropriate for this viability assessment because it is the period covered by the strategic plan;
and it enables a high level of confidence in assessing viability, even in extreme adverse events, due to factors such as:
■the Group has considerable financial resources together with established business relationships with many customers and
suppliers in countries throughout the world;
■high cash generation by the Group’s operations and access to the external debt markets;
■flexibility of cash outflow with respect to significant marketing programmes and capital expenditure projects which usually have a two- to three-year horizon; and
■the Group’s diverse product and geographical activities which are impacted by continuously evolving technology and innovation.
■Secondly, the Group’s debt headroom and funding profile
was assessed. None of the future outlooks considered resulted in significant liquidity headroom issues, primarily because:
■the Group has a healthy balance of short-term and long-term debt programmes, with repayment profiles ensuring short-term commercial paper maturities do not exceed €0.5 billion in any given week and long-term debt maturities do not exceed €4.0 billion in any given calendar year; and
■the Group has the equivalent of €7.6 billion in committed credit facilities with a maturity of 364 days which are used for backing up our commercial paper programmes.
■Thirdly, for each of our 14 principal risks, worst-case plausible scenarios have been assessed together with
multi-risk scenarios. Although, it is highly unlikely that all the individual risks would occur together at once, none of the scenarios reviewed, either individually or in aggregate would cause
Unilever to cease to be viable.
CONCLUSION
On the basis described above, the Directors have a reasonable expectation that the Group, with or without the separation of the Ice
Cream business, will be able to continue in operation and meet its liabilities as they fall due over the three-year period of their assessment.

62	Unilever Annual Report on Form 20-F 2024

Governance Report

64	Governance Report Overview
66	Board of Directors
68	Unilever Leadership Executive (ULE)
70	Operation of the Board
78	Additional Information
81	Report of the Nominating and Corporate
Governance Committee
86	Report of the Audit Committee
91	Report of the Corporate Responsibility Committee
95	Directors’ Remuneration Report

Unilever Annual Report on Form 20-F 2024	63

64	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

Governance Report Overview

Our strong corporate governance
informs all of our operations
including the GAP 2030. Details
of our Board and Senior Executive
governance structures are set
out in this Governance Report,
together with key matters arising
in the year.

Ian Meakins Chair
INTRODUCTION AND UNILEVER’S STRUCTURE
The corporate governance statement for Unilever PLC (Unilever) is presented below. The following pages outline the Governance Structure, introduce the members of our Board, and highlight the Unilever Leadership Executive (ULE). Details on the Board’s operations and key activities throughout the year are provided. Relationships with stakeholders are also discussed, with cross references to the Strategic Report on pages 2 to 61. Additionally, statutory information required across the jurisdictions where Unilever is listed is included.
Unilever PLC, incorporated in England and Wales in 1894, is the parent company of the Unilever Group. Unilever’s shares are traded through its
Equity Shares (Commercial Companies) category listing on the London Stock Exchange (ULVR) and its listing on the Amsterdam Exchange Index on Euronext (UNA). Unilever’s shares are also traded on the New York Stock Exchange (UL) in the form of American Depositary Shares, with one
American Depositary Share representing one Unilever ordinary share. Unilever publishes financial information on a quarterly basis and these reports can be found at www.unilever.com/investors. Details of the quarterly dividends for the financial year ended 31 December 2024 and other shareholder information can be found on page 159. Unilever’s significant subsidiaries are set out in note 27 on page 191 and Unilever’s subsidiaries are set out on pages 200 to 210.

The Board of Unilever has implemented standards of corporate governance and disclosure policies applicable to a UK incorporated company, with listings in London, Amsterdam and New York.
Application of the provisions of the 2018 UK Corporate Governance Code (the ‘Code’)

In respect of the year ended 31 December 2024, Unilever was subject to the Code (available from www.frc.org.uk). Unilever will adopt the requirements of the new UK Corporate Governance Code 2024 in respect of reporting years from 1 January 2025 onwards. The Board is pleased to confirm that Unilever applied the principles and complied with all the provisions of the Code throughout 2024. Further information on compliance with the Code can be found as follows:

Board leadership and Company purpose	page
Long-term value and sustainability	88, 93
Culture	34-35, 73
Shareholder engagement	72
Other stakeholder engagement	74-75
Conflicts of interest	71-72
Role of the Chair	70

Division of responsibilities
Non-Executive Directors	70-71
Independence	71

Composition, succession and evaluation
Appointments and succession planning	82
Skills, experience and knowledge	84
Length of service	85
Evaluation	72
Diversity	83

Audit, risk and internal control	page
Committee	87
Integrity of financial statements	87
Fair, balanced and understandable	88
Risk management and internal controls	89
External auditors	89
Principal and emerging risks	89

Remuneration
Policies and practices	95-117
Link to strategy	102
Independent judgement and discretion	95

Unilever also complied with the Listing Standards of the New York Stock Exchange applicable to foreign private issuers. Please see page 80 for further information.

Unilever Annual Report on Form 20-F 2024	65

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

UNILEVER’S GOVERNANCE FRAMEWORK

UNILEVER’S GOVERNANCE STRUCTURE
The Board has ultimate responsibility for the development of strategy, material acquisitions and divestments, material capital expenditure, the
Company’s capital structure and other financing matters, oversight of policies, procedures and internal controls, and setting and monitoring the Group’s culture and promoting ethical behaviour. The Board discharges some of its responsibilities directly and others through four principal Committees: the Nominating and Corporate Governance
Committee, the Audit Committee, the Compensation Committee and
the Corporate Responsibility Committee, as well as two management committees: the Global Code and Policy Committee and the Disclosure
Committee. A summary of the remit of each Committee is set out below and further details are provided in the Governance of Unilever. The
Reports of each of these Committees can be found on pages 81, 86,
91 and 95. The Report of the Audit Committee includes a description of the risk management and internal control arrangements for the Group.
The Unilever Leadership Executive (ULE) supports the CEO in his work and members of the ULE attend Board meetings on relevant items by invitation (see below and on page 70).
The formal powers of the Board are set out in the Articles of
Association of Unilever PLC. The Articles of Association and the
Governance of Unilever can be found at www.unilever.com/investors/
corporate-governance.

BOARD The Board’s primary role is to ensure the long-term sustainable success of Unilever for the mutual benefit of all our stakeholders

Board Committees provide independent oversight and rigorous challenge
Nominating and Corporate Governance Committee (NCGC)	Audit Committee (AC)	Corporate Responsibility Committee (CRC)	Compensation Committee (CC)

Reviews the composition of
the Board and Committees
and makes recommendations
to the Board on suitable
candidates for appointment
to the Board and
Committees.
Assists the Board on Board
and senior management
succession planning,
including appointments to the
ULE, conflicts of interest and
independence.

Monitors the integrity of
Unilever’s financial
statements and sustainability
reporting. Ensures the
effectiveness of the internal
audit function, internal
controls and risk
management processes, and
manages the relationship
with the external auditor.

Considers policies for
Unilever’s conduct as a
responsible and ethical
global business. Reviews
sustainability-related risks
and reputational matters, and
provides guidance and
recommendations
to the Board on
sustainability and
reputational matters.

Determines the remuneration
framework/policy for
the Executive Directors and
ULE. Considers alignment
with regulation, market
practice and principles of
good governance and
ensures remuneration is
linked to corporate and
individual performance.
Reviews remuneration-
related workforce policies
and practices.

CEO & ULE The CEO, supported by the ULE, is responsible for ensuring delivery of the Group's strategy, business plans and financial performance.

Disclosure Committee
Responsible for overseeing the accuracy, materiality and
timeliness of disclosure of financial, non-financial and other public announcements. Also evaluates and oversees the
adequacy of Unilever's disclosure controls and procedures.

Global Code and Policy Committee
Responsible for ensuring that all employees of Unilever and
third parties working with or on behalf of Unilever do so in compliance with the requirements of Unilever's
Code of Business Principles.

Unilever PLC’s Articles of Association, its principal constitutional document, were adopted on 1 May 2024. The Articles may only be amended by a special resolution of shareholders.
The Governance of Unilever, dated 1 January
2025, sets out a comprehensive summary of how the
Board operates and the terms of reference for the
Committees. The Governance of Unilever is reviewed
and updated regularly by Board resolution.

66	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

Board of Directors

Ian Meakins
Chair and Non-Executive Director
Nationality British Age 68
Appointed 1 September 2023
Appointed Chair 1 December 2023
Current external appointments
Compass Group plc (Chair).

Previous experience
Rexel SA (Chair); Ferguson plc (CEO); Travelex Holdings Ltd (CEO); Alliance UniChem (CEO).

Andrea Jung
Vice Chair/Senior Independent Director
Nationality American/Canadian
Age 65
Appointed May 2018
Chair of CC and member of NCGC
Current external appointments
Apple, Inc. (NED); Wayfair, Inc. (NED); Rockefeller Capital Management (Director); Grameen America, Inc. (President and CEO).

Previous experience
Avon Products, Inc. (CEO); General Electric (Board member); Daimler AG (Board member).

Susan Kilsby
Non-Executive Director
Nationality American/British Age 65
Appointed August 2019
Chair of CRC and member of AC
Current external appointments
COFRA Holding AG (NED); Fortune Brands Innovations (Chair); Diageo plc (SID); UK Takeover Panel.

Previous experience

NHS England (NED); BBA Aviation (SID); BHP
plc (SID); L’Occitane International (NED);
Keurig Green Mountain (NED); Coca-Cola HBC
AG (NED); Goldman Sachs International
(NED); Shire plc (Chair); Credit Suisse,
Mergers & Acquisitions, EMEA (Chair).

Fernando Fernandez
CEO
Nationality Argentinian Age 58
Appointed Director 1 January 2024
Appointed CEO 1 March 2025
Current external appointments
None.

Previous experience
CFO; Beauty & Wellbeing (President); Latin America (EVP); Brazil (EVP); Philippines (SVP); Global Hair Care (SVP).

Adrian Hennah
Non-Executive Director
Nationality British Age 67
Appointed November 2021
Chair of AC and member of NCGC
Current external appointments
J Sainsbury plc (NED); Oxford Nanopore Technologies plc (NED); Council of Imperial College, London (Independent member).

Previous experience
Reckitt Benckiser Group plc (Executive Director & CFO); RELX plc (NED).

Hein Schumacher served as Unilever PLC CEO during 2024, having been initially appointed on 1 July 2023. He stood down as a director and as CEO with effect from 1 March 2025.

The Board has ultimate responsibility for the management, general affairs, culture, direction, performance and long-term success of Unilever.

Unilever Annual Report on Form 20-F 2024	67

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

BOARD OF DIRECTORS

Ruby Lu
Non-Executive Director
Nationality Chinese Age 54
Appointed November 2021
Member of AC and CRC
Current external appointments
Uxin Limited (NED); Yum China Holdings, Inc. (NED); Volvo Car AB (Board member).

Previous experience
iKang Healthcare Group (NED); BlueCity Holdings Limited (NED).

Nelson Peltz
Non-Executive Director
Nationality American Age 82
Appointed July 2022
Member of CC
Current external appointments
Madison Square Garden Sports Corp. (NED); Trian Fund Management L.P. (CEO & Founding Partner).

Previous experience

The Wendy's Company (Non-Executive Chair);
Legg Mason, Inc. (NED); Janus Henderson
Group plc (NED); Invesco Ltd (NED); The
Procter & Gamble Company (NED); Sysco
Corporation (NED); Ingersoll Rand plc (NED);
H.J. Heinz Company (NED); Triarc Companies,
Inc. (CEO & Chair).

Zoe Yujnovich
Non-Executive Director
Nationality Australian/British Age 50
Appointed March 2025
Member of NCGC and CRC
Current external appointments
Shell plc (Integrated Gas and Upstream Director).

Previous experience
Rio Tinto (President & CEO of the Iron Ore Company of Canada).

Judith McKenna
Non-Executive Director
Nationality British/American Age 58
Appointed March 2024
Member of CC and CRC
Current external appointments
Delta Air Lines, Inc. (NED).

Previous experience
Walmart International (President & CEO); Walmart US (EVP & COO); Walmex (Chair); Flipkart (Director & Compensation Committee Chair); PhonePe (Director & Compensation Committee Chair).

Benoît Potier
Non-Executive Director
Nationality French Age 67
Appointed January 2025
Member of AC and CRC
Current external appointments
Air Liquide (Chair of the Board); Siemens AG (NED, Supervisory Board).

Previous experience
Air Liquide (CEO); Danone (NED); Michelin (NED).

Changes to the Board effective 1 January 2025
Benoît Potier joined the Board as a Non-Executive Director.
Changes to the Board effective 1 March 2025
Zoe Yujnovich joined the Board as a Non-Executive Director.
Fernando Fernandez was appointed CEO.
Changes to the Board announced 5 February 2025
Andrea Jung will not stand for re-election at the 2025 AGM.
Key
NCGC is the Nominating and Corporate Governance Committee
AC is the Audit Committee
CC is the Compensation Committee
CRC is the Corporate Responsibility Committee

68	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

Unilever Leadership Executive (ULE)

Fernando Fernandez
CEO
Nationality Argentinian Age 58
Joined ULE April 2022
Joined Unilever 1988

Additional biographical information can be found on page 66.

Eduardo Campanella
Business Group President, Home Care
Nationality Brazilian Age 44
Joined ULE January 2024
Joined Unilever 2003
Current external appointments
None.

Previous experience

Home Care (Chief Marketing Officer); Home Care
Latin America & Brazil (VP); Personal Care (VP
and Digital Champion Mexico & Caribbean);
Personal Care (Marketing Director and Digital
Champion Brazil); Ice Cream (Regional Marketing
Director); Hair Care (Marketing Manager);
Spreads (Regional Marketing Manager).

Fabian Garcia
Business Group President, Personal Care
Nationality American Age 65
Joined ULE January 2020
Joined Unilever 2020
Current external appointments
Wells Fargo Corporation (Board member); Council on Foreign Relations in the US (member).

Previous experience

Unilever North America (President); Revlon
(President & CEO); Colgate-Palmolive (COO,
President of the Asia/Pacific Division, EVP Latin
America); P&G (President of Asia Pacific
Fragrance & Beauty Category, General Manager
of Taiwan, General Manager of Max Factor,
Japan); Kimberly-Clark Corporation (NED); Arrow
Electronics (NED).

Esi Eggleston Bracey
Chief Growth & Marketing Officer
Nationality American Age 54
Joined ULE April 2022
Joined Unilever 2018
Current external appointments
Williams-Sonoma, Inc. (NED).

Previous experience

Six Flags Entertainment Corporation (NED);
Unilever USA (President); Unilever North
America Personal Care (CEO); Unilever North
America Beauty & Personal Care (EVP &
COO); Coty (President, Consumer Beauty);
P&G (SVP & General Manager, Global
Cosmetics).

Reginaldo Ecclissato
President, 1 Unilever Markets
Nationality Brazilian/Italian Age 56
Joined ULE January 2022
Joined Unilever 1991
Current external appointments
Unilever Fima, Lda. (Board member); Gallo Worldwide, Lda. (Board member).

Previous experience

IDH (Supervisory Board Member); Unilever (Chief
Business Operations & Supply Chain Officer);
Mexico, Caribbean & Central America (EVP);
North America & Latin America (EVP Supply
Chain); Home Care for the Americas (VP Supply
Chain).

Rohit Jawa
President of Unilever, South Asia and CEO & Managing Director, Hindustan Unilever
Nationality Singaporean Age 58
Joined ULE April 2023
Joined Unilever 1988
Current external appointments
Breach Candy Hospital Trust (Nominee Director).

Previous experience
Unilever (Chief of Transformation); Unilever China (EVP North Asia & Chair); Unilever Philippines (Chair & CEO).

The ULE is responsible for execution of strategy and day-to-day management of Unilever. The ULE comprises:

Other Executive Management

Srinivas Phatak	Current external appointments
Acting CFO	Coats plc, (NED).
Nationality Indian Age 53	Previous experience
Appointed Acting CFO with effect from 1 March 2025	Unilever (Deputy CFO and Group Controller); Hindustan Unilever Limited (CFO); VP Finance Supply Chain Americas; UniOps (Head of Financial Services).
Joined Unilever 1999

Unilever Annual Report on Form 20-F 2024	69

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

UNILEVER LEADERSHIP EXECUTIVE (ULE)

Priya Nair
Business Group President, Beauty & Wellbeing
Nationality Indian Age 52
Joined ULE January 2024
Joined Unilever 1995
Current external appointments
CEAT Tyres (Independent Director).

Previous experience
Unilever Beauty & Wellbeing (Global CMO); Beauty & Personal Care (EVP South Asia); Home Care (Director & CCVP South Asia).

Richard Slater
Chief R&D Officer
Nationality British Age 47
Joined ULE April 2019
Joined Unilever 2019
Current external appointments
Future Origins, Inc. (NED); Prime Minister's Council for Science & Technology (member).

Previous experience

GSK (Head of R&D, Consumer Healthcare);
Reckitt Benckiser (Head of R&D, Consumer
Healthcare); Reckitt Benckiser (Global Group
Director/VP R&D Personal Care, Global
Director R&D Aircare, Global Director R&D
Analgesics & New Brands); Boots Healthcare
(various roles).

Peter ter Kulve
Business Group President, Ice Cream
Nationality Dutch Age 60
Joined ULE May 2019
Joined Unilever 1988
Current external appointments
None.

Previous experience

Home Care (President); Unilever South East
Asia & Australasia (President); Unilever (Chief
Digital Transformation & Growth Officer);
Corporate Transformation (EVP); Unilever
Benelux (Chair & EVP); Ice Cream (Global
Head & EVP); various brand and channel
management roles.

Mairéad Nayager
Chief People Officer
Nationality Irish Age 50
Joined ULE June 2024
Joined Unilever 2024
Current external appointments
None.

Previous experience
Haleon plc (Chief HR Officer); Diageo plc (Chief HR Officer).

Heiko Schipper
Business Group President, Foods
Nationality Dutch Age 55
Joined ULE May 2024
Joined Unilever 2024
Current external appointments
Royal FrieslandCampina N.V. (Member of the Supervisory Board)

Previous experience
Bayer (Member of the Board of Management & President, Consumer Health Division); Nestlé (Member of the Group Executive Board & CEO Nestlé Nutrition).

Willem Uijen
Chief Supply Chain Officer
Nationality Dutch Age 49
Joined ULE 1 January 2025
Joined Unilever 1999
Current external appointments
None.

Previous experience

Unilever (Chief Procurement Officer); Hindustan
Unilever (Executive Director of Supply Chain);
South Asia, South East Asia & Australasia
(Head of Supply Chain); Home Care (VP
Supply Chain); Home Care, Latin America (VP
Supply Chain); Mexico & Caribbean (VP Supply
Chain).

Maria Varsellona
Chief Legal Officer & Group Secretary
Nationality Italian Age 54
Joined ULE April 2022
Joined Unilever 2022
Current external appointments
Sandoz (NED).

Previous experience

ABB (Chief Legal Officer & Company
Secretary); Nokia Group (Chief Legal Officer);
Nokia Siemens (General Counsel); Tetra Laval
Group (General Counsel); General Electric Oil
& Gas (variety of senior global legal roles);
Nordea Bank (NED).

Appointments to the ULE effective 1 January 2025
Willem Uijen joined as Chief Supply Chain Officer.
Changes to the ULE effective 1 March 2025
Hein Schumacher stepped down as CEO and
will leave Unilever on 31 May 2025.
Fernando Fernandez was appointed CEO.

70	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

Operation of the Board
ROLE OF THE CHAIR
The Chair leads the Board and is responsible for its overall effectiveness in directing the Unilever Group. The Chair sets the
Board’s agenda, ensures the Directors receive accurate, timely and clear information, promotes and facilitates constructive relationships and effective contribution of all the Executive and Non-Executive
Directors, and promotes a culture of openness and debate. The Non-
Executive Directors provide constructive challenge, strategic guidance, specialist advice and hold management to account. The Group
Secretary supports the Board to ensure that it has the policies, processes, information, time and resources it needs to
function effectively and efficiently.
BOARD AND COMMITTEE MEETINGS
There were six scheduled Board meetings in 2024. The meetings were held in the UK or virtually.
When there is a Board meeting, the Non-Executive Directors usually also meet without the Executive Directors present. The Chair, or in his absence, the Senior Independent Director (SID), chairs such meetings.
Attendance during the year at each of the Committee meetings is also set out below. Further information is provided in the relevant
Committee reports.
RELATIONSHIP WITH UNILEVER LEADERSHIP
EXECUTIVE
The Board delegates day-to-day management of Unilever to the Chief
Executive Officer. The Chief Executive Officer leads the Unilever
Leadership Executive (ULE) in carrying out the strategy determined by the Board and the roles of the members of the ULE are set out on pages 68 and 69. The ULE meets regularly to discuss all aspects of the business, including strategy, the allocation of resources, investment, M&A opportunities, culture, financial performance and non-
financial performance. Members of the ULE are regularly required to attend Board meetings to update the Board on performance and other matters. There is an annual Board meeting to discuss strategy and there are regular updates at Board meetings between these times.
The Board has also delegated certain finance matters to both the Chief
Executive Officer and the Chief Financial Officer in order to facilitate the efficient conduct of such matters.
BOARD AND COMMITTEE ATTENDANCE

Position	Board	NCGC	AC	CRC	CC
Chair
Ian Meakins	6/6	4/4	–	–	5/5
Non-Executive Directors
Adrian Hennah	6/6	2/2	9/9	–	–
Andrea Jung	6/6	4/4	–	–	5/5
Susan Kilsby	6/6	–	9/9	3/3	–
Ruby Lu	6/6	–	9/9	3/3	–
Judith McKenna[1]	5/5	–	–	3/3	2/2
Nelson Peltz	5/6	–	–	–	4/5
Executive Directors
Hein Schumacher[2]	6/6	–	–	–	–
Fernando Fernandez	6/6	–	–	–	–
Former Directors
Nils Andersen[3]	2/2	2/2	–	–	3/3
Judith Hartmann[3]	2/2	2/2	–	–	3/3
Strive Masiyiwa[3]	2/2	–	–	1/1	–
Youngme Moon[3]	2/2	–	–	1/1	–

1.Joined the Board as a Non-Executive Director on 1 March 2024 and was appointed to the CRC and CC. 2.Stepped down as CEO on 1 March 2025. 3.Stepped down as a Non-Executive Director on 1 May 2024.
NON-EXECUTIVE DIRECTORS’ ROLE
The Non-Executive Directors exercise objective judgement in respect of Board decisions, providing scrutiny and challenge to hold management to account. Non-Executive Directors offer strategic guidance and specialist advice based on the breadth of experience and knowledge they bring to the Board.
Non-Executive Directors are required to have sufficient time available to discharge their responsibilities effectively and to continuously develop their knowledge of the business. The role of the Non-
Executive Directors incorporates the review of information in advance of Board meetings to ensure that thorough preparation for, and debate at, Board meetings is possible. Non-Executive Directors have full access to senior management and take opportunities to meet them on a regular basis. Site visits also give Non-Executive Directors the ability to meet members of the workforce from different levels of the organisation.
On appointment, the Non-Executive Directors complete an induction process, which includes meetings with the Unilever Leadership
Executive, senior members of management, advisors, and the internal and external auditors. These include understanding key risk areas in the business and providing an understanding of the culture of the organisation. There is also an opportunity to visit Unilever’s operations in person. This is regularly supplemented throughout each year with ongoing updates and information on key matters relating to the business, including governance, sustainability, risk management and regulatory issues, as well as updates on the business itself. In 2024, the Board considered presentations on R&D, Technology and Artificial
Intelligence.

Unilever Annual Report on Form 20-F 2024	71

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

OPERATION OF THE BOARD

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
BOARD APPOINTMENT
The report of the Nominating and Corporate Governance Committee on pages 81 to 85 describes the work of the Committee including in relation to Board appointments and recommendations for re-election.
The procedure for the nomination and appointment of Directors is also contained within the document entitled ‘Appointment procedure for
PLC Directors', which is available on our website. Directors may be appointed by a simple majority vote of shareholders at a general meeting, or on an interim basis by the Board (in which case they will offer themselves for election at the next AGM).
COMPOSITION, BALANCE AND INDEPENDENCE
OF THE BOARD
As at 31 December 2024, the Unilever Board comprised
nine Directors: the Chair, two Executive Directors and six independent
Non-Executive Directors. In addition, a Non-Executive Director, Benoît
Potier, joined the Board on 1 January 2025, and a further Non-
Executive Director, Zoe Yujnovich, joined the Board on 1 March 2025.
Effective 1 March 2025, Hein Schumacher stepped down from the
Board.
The balance of Directors on the Board ensures that no individual or small group of Directors can dominate the decision-making process.
The biographies on pages 66 and 67 and the table on page 84 in the
Nominating and Corporate Governance Committee Report
demonstrate a diverse Board with a broad range of sector experience, skills and knowledge.
The Board carries out an annual review of the performance of the
Directors in addition to a thorough review of the Non-Executive
Directors’ and their related or connected persons’ relevant
relationships in line with the best practice guidelines in the UK and US.
The criteria chosen by the Board to assess the independence of the
Non-Executive Directors, as set out in detail in the Governance of
Unilever, include, in summary:
■no additional remuneration or other benefits from any Group company;
■no material business relationships within the last three years, including shareholder, customer, adviser and supplier relationships, with any Group company;
■no cross-directorships or significant links with other Directors through involvement in other companies or bodies;
■not more than nine years of service on the Board in normal
circumstances;
■not a former employee of any Group company within the last five years;
■no close family ties with any of Unilever’s advisers, Directors or senior management; and
■no significant shareholdings in Unilever or any Group company.
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
BOARD SUSTAINABILITY PROCESSES AND SKILLS
Sustainability is central to what Unilever stands for. Leadership starts at Board level, with sustainability being a key strategic focus. All
Directors are actively engaged in these matters.
In 2024, the Board approved the updated Climate Transition Action
Plan and the Modern Slavery Statement, both available on our website. The Board also reviewed the sustainability targets for Climate,
Nature, Plastics and Livelihoods with the Growth Action Plan 2030.
Additionally, the Board fully supports Unilever’s €1 billion Climate &
Nature Fund and continued commitment to Human Rights and
Equality, Diversity and Inclusion.
The governance of sustainability, covering social, human rights, business conduct and environmental matters, is detailed in the
Sustainability Statement and this Governance Report. The Corporate
Responsibility Committee, under the Board’s governance, primarily handles these issues. The Chief Corporate Affairs and Sustainability
Officer attends all Corporate Responsibility Committee meetings, ensuring external expertise is included as needed. The Committee
Chair ensures that the Board receives relevant information in the form of briefing materials and access to external expertise, in particular when specific matters are under consideration for Board approval. The
Chair reports the Committee’s considerations to the Board, which are then discussed in Board meetings.
The Chief Corporate Affairs and Sustainability Officer reports to the
CEO on all sustainability matters relating to our four priority areas:
Climate, Nature, Plastics and Livelihoods. The Chief Supply Chain
Officer, who is involved in key social and environmental issues within
Unilever’s Supply Chain, reports to the CFO. This ensures that both executive directors are closely involved in assessing the impacts, risks and opportunities related to social and sustainability matters.
The CEO has extensive experience in sustainability which derives from the Unilever sustainability agenda in his previous Unilever roles. The
Non-Executive Directors bring significant experience in social and sustainability issues from various industries, including retail, energy, technology, financial, and other industrial sectors. The recruitment of new Non-Executive Directors focuses on their skills and experience as set out in the matrix on page 84, which encompasses sustainability to ensure a diverse range of views.
CONFLICTS OF INTEREST
Directors have a statutory duty to avoid actual or potential conflicts of interest. The Board ensures that effective procedures are in place to avoid conflicts of interest by Directors. A Director must without delay report any conflict of interest or potential conflict of interest to the Chair and to the other Directors and the Group Secretary, or, in case any conflict of interest or potential conflict of interest of the Chair, to the
SID, the other Directors and the Group Secretary. The Director in question must provide all relevant information to the Board, so that the
Board can decide whether a reported (potential) conflict of interest of a
Director qualifies as a conflict of interest within the meaning of the relevant laws.
Unless authorised by the Board, together with compliance with any restrictions that have been required of such a Director, a Director may not take part in the decision-taking process of the Board in respect of any situation in which he or she has a conflict of interest. The Board considers that the procedures put in place to deal with conflicts of interest are operating effectively.
The interests of new Directors are reviewed during the recruitment process and authorised (if appropriate) by the Board at the time of their appointment. Directors have a continuing duty to update the Board on any

72	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

OPERATION OF THE BOARD

changes to their external appointments, which are also reviewed by the
Board on a regular basis.
Unilever recognises that the Executive Directors acting as directors of other companies is beneficial from a personal development perspective and, therefore, also beneficial to the Group. The number of external directorships of listed companies is generally limited to one per Executive
Director to reduce the risk of excessive commitment and prior approval is required from the Chair.
BOARD EVALUATION
Each year, the Board formally assesses its own performance, including with respect to its composition, diversity and how effectively its members work together to achieve objectives. In 2024, a self-
evaluation of the Board’s effectiveness was conducted.
The evaluation consisted of a questionnaire completed by each of the
Directors, followed by a Board discussion in November 2024, covering both the outcome of the evaluation and the proposed actions to enhance the effectiveness of the Board. The outcome of such
discussions is taken into account in the assessment of Directors when proposals for the re-election of Directors are considered and also in
Board composition.
The evaluation looked at key areas of the functioning and operation of the Board. The Directors considered the level of information provided to the Board, the identification of strategic priorities, its consideration of business performance, the timing and frequency of meetings,
relationships with senior management, workforce engagement,
oversight of emerging risks and ensuring adequate time for discussion and debate.
It was concluded that the Board operated effectively, that the Board processes were being managed for continuous improvement and that each of the Directors contributed effectively to the Board. The Board will in particular:
■ensure that information provided to it and presentations from management, including analysis and insights on trends and
innovations, are sufficiently detailed to enable the Board to oversee the execution of the Company’s strategy and its business
performance; and
■review the approach to workforce engagement at Board level with a view to identifying opportunities for increasing or broadening engagement activities.
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
Unilever’s Workforce Engagement Policy provides for
workforce engagement in a variety of ways, both face-to-face and virtually, through sessions with Non-Executive Directors, engaging with employee representatives, site visits, and employee surveys such as
UniVoice (see below for further information). These engagement activities cover the entire workforce demographic in terms of geography, all Business Groups, length of service, work level/seniority and supply chain and office staff.
In 2024, Non-Executive Directors participated in six workforce engagement events held virtually and one held in person in India. A wide range of topics were discussed, including those that are personal to the workforce and those of a more business and strategic nature.
Topics included: back to growth performance, reward and performance culture, inclusion, sustainability, Unilever’s Climate Transition Action
Plan and Unilever as an employer of choice. In addition, as part of workforce engagement, Directors were able to make site visits in the
UK, South Africa, China, New Zealand and the US.
Perspectives from the workforce have been taken into consideration in decision-making. Employee survey results from 2024 indicated that engagement remains over industry benchmarks but there was
understandably uncertainty in some office-based teams around the separation of the Ice Cream business and the productivity programme.
Leaders around the business take these findings into account with their teams. In addition, the Growth Action Plan 2030 announced
in November 2024 sets the expectations for the performance culture and actions required for success in the business.
The Board evaluates the effectiveness of workforce engagement on an annual basis and feedback is also sought from employees who take part in the workforce engagement sessions, thereby creating a feedback loop between the Board and employees.
Please also see ’Engaging with own workforce and workforce
representatives’ on page 272 of the Sustainability Statement.
SHAREHOLDER ENGAGEMENT
The Board values open and meaningful discussions with our
shareholders on all matters.
The CFO has lead responsibility for shareholder engagement, with the active involvement of the CEO and supported by the Investor Relations department.
The CEO and CFO regularly meet with investors. In 2024, the CEO and
CFO held roadshows after Unilever’s quarterly, half-year and full-year results, with meetings across the UK, the US and several other
European countries. Following the launch of the Company’s Growth
Action Plan 2030 in November, the CEO and CFO hosted a capital markets day in the UK, attended by over 100 investors and
counterparties.
Additionally, the CEO and CFO met with a majority of our top 50 shareholders in March regarding the announcement to separate the
Ice Cream business and the launch of our productivity programme.
The Board receives regular briefings on investor reactions to Unilever’s quarterly, half-year and full-year results announcements, on key issues such as the Climate Transition Action Plan and on any issues raised by shareholders that are relevant to their responsibilities. We maintain a frequent dialogue with our principal institutional shareholders and regularly collect feedback. In 2024, the new Chair actively engaged with key shareholders throughout the year, building on introductory meetings held at the end of 2023.

Unilever Annual Report on Form 20-F 2024	73

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

OPERATION OF THE BOARD

Private shareholders are encouraged to give feedback via
shareholder.services@unilever.com. Our shareholders are
also welcome to raise any issues directly with the Chair or the SID.
The Chair, the Executive Directors and other Directors are also available to answer questions from the shareholders at the AGM each year.
GENERAL MEETINGS
At the AGM, the Chair and the CEO give their thoughts on governance aspects of the preceding year and the Group’s strategy together with a review of the performance of the Group over the last year.
Shareholders may attend and ask questions either in advance, via the
Unilever website, or at the meeting. The auditors attend the AGM and may address the AGM on any matter that concerns them as auditors.
At the 2024 AGM, all resolutions were put to a poll to ensure an exact and definitive result and to facilitate maximum participation by
Unilever’s geographically spread shareholders. All resolutions were passed with in excess of 80% of votes cast in favour.
The Company is required to provide notices of meeting for both the
AGM, which must be given with no less than 21 clear days’ notice pursuant to the Companies Act 2006, and for extraordinary meetings, which are called with no less than 14 clear days’ notice pursuant to a resolution put to the AGM each year.
BOARD FOCUS
During the year, the Board considered a comprehensive programme of regular matters drawn from the schedule of matters reserved for the
Board and the immediate and prospective operating environment. The
Board also conducted a three-day Strategy Review exercise in October
2024, including presentations and engagement sessions with both ULE members and other senior members of management. This focused in particular on:
■approval and review of our ongoing productivity programme and the constituent elements of this, including business performance and the prioritisation of our Power Brands in our top markets;
■approval of our Growth Action Plan 2030, incorporating the
Company’s purpose to brighten everyday life for all, and the areas of focus, excel and accelerate (see page 4);
■our performance culture and how this will assist employees in delivering the Growth Action Plan 2030, including focus on values, people and behaviours and thereby nurturing the culture to care deeply, focus on what counts, stay three steps ahead and deliver with excellence (see page 35);
■a review of each of our Business Groups;
■the portfolio and a review of acquisitions;
■the Company’s approach to research and development; and
■our supply chain.
The schedule below is not exhaustive and demonstrates the breadth of oversight provided by the Board. Some of the Board’s key decisions in
2024 are discussed in more detail on pages 76 and 77. The Board:
Strategy and business plan
■approved the separation of the Ice Cream business and the launch of the Company’s productivity programme;
■approved the disposals of its water purification businesses Pureit and Qinyuan Group, its Russian subsidiary and its business in
Belarus, and the Elida Beauty business;
■reviewed the Unilever strategy at Business Group level; and
■reviewed the R&D strategy including the Group’s innovation pipeline.
Operational performance and financial management
■regularly reviewed Unilever Group operational and financial performance and delivery against strategic objectives, business plans including budget and forecast, financial and non-financial KPIs and against analysts’ consensus and market guidance;
■considered and approved quarterly dividends;
■approved two share buyback tranches in 2024 totalling €1.5 billion;
and
■considered and approved the issuance of new shares to be used to settle the vesting of share awards granted to employees under various employee share plans.
Governance and external reporting
■considered feedback from the Audit Committee in relation to significant judgements, fair, balanced and understandable
assessment, going concern basis of preparation, viability statement and the reporting of non-financial KPIs in relation to sustainability reporting;
■approved each of the quarterly results and the Annual Report and
Accounts and Form 20-F;
■approved the notice of meeting for the AGM;
■oversaw consultation and communication with shareholders
on executive pay; and
■considered the work of the Nominating and Corporate Governance
Committee on Board composition and succession planning and
approved the appointments of Judith McKenna and Benoît Potier as
Non-Executive Directors.
Culture and stakeholders
■reviewed the 2024 workforce engagement programme covering both employees and employee representatives and considered feedback from the sessions; and
■regularly reviewed investor feedback reports and analysts' reports.
Sustainability
■considered and approved the Modern Slavery Act Statement;
■approved the updated Climate Transition Action Plan put to
shareholders at the 2024 AGM; and
■reviewed the sustainability strategy and performance, including review of the regulatory development of sustainability reporting requirements.
Political and regulatory environment
■received updates from external speakers on the macro environment from social and political perspectives and global security issues; and
■received updates on emerging legislation and regulation.
Risk and internal controls
■considered feedback from the Audit Committee on its assessment of the ongoing effectiveness of the Group’s internal controls; and
■reviewed the findings from the assessment of the Group’s register of principal risks and focus risks and approved the related risk management plans.

74	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

OPERATION OF THE BOARD

Stakeholder engagement
SECTION 172: COMPANY AND BOARD ENGAGEMENT WITH STAKEHOLDERS
The information set out below, together with the information on pages 76 and 77 of this Governance Report, explains how the Board considers and engages with stakeholders. Together, these form our Section 172 statement under the UK Companies Act 2006. Unilever at a glance on page 3 details the six stakeholder groups we have identified as critical to our future success: shareholders, our people, consumers, customers, suppliers & business partners, and planet & society. Throughout the Strategic Report, we have provided examples of how we engage with, and create value for, our stakeholders.

Unilever stakeholders	How Unilever engages with stakeholders	How the Board interacts on stakeholder issues	Further information

Shareholders We aim to deliver best-in- class performance with market-making unmissably superior brands.
■Quarterly results broadcasts.
■Conference presentations.
■Meetings and calls about aspects of business
performance, consumer trends and sustainability
issues.
■Senior leaders and our Board speak directly
to shareholders on a broad range of issues. For
example, in 2024, we discussed our Directors’
Remuneration Policy, our proposed updated Climate
Transition Action Plan and our Growth Action Plan
2030 with investors.

■AGM.
■Meetings with shareholders on
performance and key issues.
■The Board approve all quarterly
results announcements and
dividends.
■Unilever Investor Relations
provide analysts’ reports
and investor feedback to
the Board.
See pages 72, 76 and 77

Our People Over 120,000 talented people give their skills and time in Unilever offices, factories and R&D laboratories.
■Through our UniVoice survey, we engaged
with around 100,000 office- and factory-based
employees in 2024 on topics such as culture,
engagement, strategy, safety, careers and
sustainability.
■Continued our ‘Unilever Live’ sessions with our CEO
and ULE members to give our workforce direct and
regular access to our leadership team to ask
questions on issues of concern to them as
employees, such as financial performance strategy
and reward. Included in this are quarterly briefings
for employees on Unilever Live to ensure that all
employees have a common awareness of the
Company‘s financial performance and the financial
operating environment. The Growth Action Plan
2030 was also launched in 2024 in a dedicated
Unilever live session, sharing a new company
purpose, strategic objectives and a new culture with
all employees.
■At a market level, we held regular local, leader-led
virtual town hall meetings to engage with employees
on locally relevant topics and issues.
■Under our Code of Business Principles, we maintain
whistleblowing procedures available to all
employees wherever they are and however they
work including anonymous helplines.

■Review of UniVoice survey 2024
results and feedback to ULE on
key issues.
■The CEO, together with
other senior members of
management including the CFO
and ULE members, provide
direct answers on the ‘Unilever
Live‘ open Questions sessions
including the quarterly results
briefing and company
performance updates.
■Metrics on our Code of Business
Principles cases are reviewed
by the Corporate Responsibility
Committee and the Board as
appropriate.
See pages 34, 35 and 72

Consumers We aim to excel in consumer preferences for product, proposition, packaging, place, promotion and pricing.
■We use consumer research from partners such as
Kantar, NielsenIQ and Ipsos, who we engage
through their regular surveys and panels as well as
ad hoc research.
■We engage over 3 million consumers through our
various consumer engagement platforms annually.
		■Board papers and presentations capturing consumer trends. ■Regular updates from Business Groups on opportunities and portfolio choices in line with consumer trends.	See pages 14 to 33

Unilever Annual Report on Form 20-F 2024	75

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

OPERATION OF THE BOARD

Unilever stakeholders	How Unilever engages with stakeholders	How the Board interacts on stakeholder issues	Further information

Customers
We partner with large and
small retailers across
different trading
environments around the
world to grow categories
through market-making
innovations and brilliant
execution to build our
business and theirs.

■We are members of the Advantage Group Survey to
help us understand how we can improve our
customers’ experience.
■Our customers across different channels and trading
environments partner with our customer business
development teams to grow categories by meeting
regularly to turn shopper insights into growth action
plans. These relationships create Joint Business
Plans for mutual benefit.
■We use an online platform to provide shopper
insights and research for our smaller retailer
customers.
		■Business Group feedback to the Board on customer landscape and priorities. ■Direct engagement with key customers during region and market visits by Board members.	See pages 14 to 33

Suppliers & Business Partners We work with suppliers around the world to source materials and provide critical services for us.
■Through our Supply Chain and Procurement teams,
we communicate with our suppliers and business
partners frequently.
■We conduct an annual Partner to Win survey to
understand how our suppliers feel about working
with Unilever and areas for improvement.
■We operate a Responsible Partner Policy to define
the mandatory requirements that all our supply chain
partners must confirm they can meet.
		■The Board receives regular reports in relation to supply chain matters.	See pages 36 and 37

Planet & Society We are taking more focused, urgent and systemic action in four priority areas: Climate, Nature, Plastics and Livelihoods.
■As part of our sustainability double materiality
assessment, we analyse insights from our key
stakeholders to make sure we are focusing on the
most important impacts, risks and opportunities,
which inform our approach and reporting.
■We continued our partnerships with other
businesses throughout the year, advocating for
policy change on a range of social and
environmental issues, including increased levels of
national climate ambition and a Global Plastics
Treaty.

■Our Chief Corporate Affairs and
Sustainability Officer provides
reports to the Board.
■The Board reviews updates to
the Climate Transition Action
Plan and progress with respect
to it, based on reports on this
from the Chair of the Corporate
Responsibility Committee.
■Unilever was represented by its
Chief Corporate Affairs and
Sustainability Officer at COP29
in November 2024.
See pages 36 and 37

76	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

OPERATION OF THE BOARD

KEY DECISIONS BY THE BOARD INCLUDING SECTION 172 CONSIDERATIONS
The table below shows some of the key decisions of the Board in 2024. The Directors confirm that the deliberations of the Board incorporated appropriate consideration of the matters detailed in Section 172 of the Companies Act 2006. The Board recognises that having regard to the needs and expectations of stakeholders is crucial, as it ensures that Unilever is well positioned to deliver long-term sustainable growth for the benefit of all its stakeholders.

Strategy, Growth Action Plan 2030 and Productivity Programme

Background
The Board continued to maintain oversight of the Growth Action Plan, which was announced in October 2023. As part of the Growth Action
Plan, on 19 March 2024, Unilever announced the separation of Unilever’s Ice Cream business into a standalone business. The Board concluded that a demerger of the Ice Cream business is the most likely route to achieve separation.
Following the separation of the Ice Cream business, Unilever will continue to operate on a more focused basis around four similarly sized
Business Groups: Beauty & Wellbeing, Personal Care, Home Care and Foods. Alongside this, a productivity programme was announced to drive focus and faster growth through a leaner and more accountable organisation.
The Board conducted a review of all Business Groups, including Ice Cream, in October 2024 and the progress of the productivity programme.
Following the review, the Unilever Leadership Executive updated the business globally on the Company’s operating model and, in November
2024, announced the Growth Action Plan 2030 together with the tools and performance culture for the business to deliver on this plan.

Stakeholder considerations
The Board considers that the Ice Cream business has distinct characteristics compared with Unilever’s other operating businesses. These include a supply chain and point of sale that support frozen goods, a different channel landscape, more seasonality, and greater capital intensity. As a standalone, more focused business, the Ice Cream management team will have operational and financial flexibility to grow its business and allocate capital and resources in support of the company’s distinct strategy. This would support all stakeholders in the Ice Cream business including customers and consumers as well as the supply chain, employees and shareholders.
The Growth Action Plan 2030 and the productivity programme aim to drive greater returns for shareholders both in the short and medium term, as well as build long-term growth potential into Unilever’s business. In particular, the productivity programme focuses on science and technology, a lean and agile supply chain, and the scaled use of AI, which, together with our new performance culture, will provide employees with the tools to deliver on the Company’s growth agenda. The productivity programme is being implemented with care for the 7,500 mostly office-based employees whose roles are impacted. Our suppliers are key to the development and use of science and technology in our business and our innovations support our supplier base. The Growth Action Plan 2030 also supports our customers with its focus on our Power
Brands and our consumers through the aims of unmissably superior brands.

Sustainability

Background
Unilever continues to build on its commitment to sustainability. In 2024, our focus was on accelerating progress against the four key priority areas of climate, nature, plastics and livelihoods. As part of this, the Board and the Unilever Leadership Executive are responsible for setting and implementing Unilever’s climate strategy. Following review and approval by the Board, we published our updated Climate Transition Action
Plan in March 2024, which included new higher ambition near-term Scope 3 GHG reduction targets, a continued focus on absolute emission reductions rather than carbon offsetting and a shift to focus on the specific Scope 3 emissions which we believe we can influence. The updated
Climate Transition Action Plan was overwhelmingly supported by shareholders through a non-binding advisory vote at our Annual General
Meeting on 1 May 2024. The updated Climate Transition Action Plan sets out targets together with priority action areas for delivering these and they are embedded into the ULE Quarterly Business Review processes by our Business Groups. The updated Climate Transition Action Plan also includes information on governance, advocacy priorities, our commitment to transparent and regular reporting, Board oversight and climate-linked executive remuneration.

Stakeholder considerations
The Board draws on a range of internal and external stakeholders through its engagement with Unilever’s sustainability agenda. The Climate
Transition Action Plan, updated in 2024, brings together our business operations, our supplier base and our employees around a common agenda. Our customers and consumers are also important in our sustainability agenda as they seek products that support a transition to net zero and work to end plastic waste. We engaged with certain shareholders in updating the Climate Transition Action Plan and sought their feedback so that we could take it into account in relation to the updating process. The non-binding advisory vote on the Climate Transition
Action Plan is also a way for all shareholders to provide us with input on our activities, while not asking shareholders to take responsibility for
Unilever’s strategy in this area. This provides a way for shareholders to participate in a vital area of Unilever’s activities while sustainability is further embedded in what we do and the wider operating environment.

Unilever Annual Report on Form 20-F 2024	77

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

OPERATION OF THE BOARD

Appointments of new Non-Executive Directors

Background
The Board approved the appointment of Judith McKenna as a Non-Executive Director with effect from 1 March 2024. Judith’s appointment was subsequently put to shareholders at the Annual General Meeting on 1 May 2024 and confirmed. The Board also approved the appointment of
Benoît Potier with effect from 1 January 2025 and Benoît’s appointment will be put to shareholders at the Unilever PLC Annual General Meeting to be held on 30 April 2025.

Stakeholder considerations
The Board considered Judith McKenna’s extensive experience of the consumer goods and retail sector, having spent 27 years of her career at
Walmart, serving in senior capacities both within Walmart US, Asda in the UK and Walmart’s international business. The Board considered that
Unilever and its shareholders would benefit from the experience and leadership of our industry that Judith would bring.
The Board considered Benoît Potier’s wealth of experience across the industrials and consumer goods sectors, together with his experience of sustainability matters in the businesses that he has led. The Board considered that Unilever and its shareholders would benefit from this deep experience of industry.

Executive Pay

Background
A resolution to approve a new Directors’ Remuneration Policy was put to the Unilever PLC Annual General Meeting on 1 May 2024. The overall structure and quantum of the previous Directors’ Remuneration Policy was followed with changes to the implementation of the policy in relation to (1) the remuneration benchmarking peer group to focus on global consumer companies and (2) the performance measures and weightings used in the annual bonus and performance share plan for 2024 onwards. As noted above, the implementation of the Directors’ Remuneration
Policy continues to include climate-linked executive remuneration. The Directors’ Remuneration Policy confirmed the Company’s position that the fixed pay of Hein Schumacher, who was Chief Executive Officer until 1 March 2025, would not be amended in 2024 or 2025. The Directors’
Remuneration Policy, which is intended to be in place for three years in accordance with standard corporate governance practice, was approved by 97.69% of shareholders voting.

Stakeholder considerations
The changes to the Directors’ Remuneration Policy were made following engagement with shareholders and reflected the feedback received.
Amendments to the benchmarking peer group also followed from this feedback from investors. The amendments to the performance measures and weightings used in the annual bonus and performance share plan for 2024 onwards aligned Directors’ remuneration with the focus of investors following the consultation with them.

78	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

Additional Information
Additional disclosures
The following disclosures are made in compliance with the Financial Conduct Authority’s Listing Rule 6.6.1:

Listing Rule 6.6.1
Interest capitalised by the Group during the year	None
Publication of unaudited financial information	Not applicable
Details of any long-term incentive schemes under Listing Rule 9.3.2R(2)	Not applicable
Director waiver of emoluments	Not applicable
Director waiver of future emoluments	Not applicable
Allotments for cash of equity securities made during the year	None
Allotment for cash of equity securities made by a major unlisted subsidiary during the year	Not applicable
Details of participation of parent undertaking in any placing made during the year	Not applicable
Details of relevant material contracts in which a Director or controlling shareholder was interested during the year	Not applicable
Contracts for the provision of services by a controlling shareholder during the year	Not applicable
Details of any arrangement under which a shareholder has waived or agreed to waive any dividends
As at 21 February 2025, Unilever PLC held 47,651,677 ordinary shares of 3 1/9p each as
Treasury shares. No dividends are payable on these shares. As at 21 February 2025, Fidelity held
443,095 ordinary shares of 3 1/9p of Unilever PLC on behalf of the Company to be used in satisfaction of employee share scheme (‘ESS‘) obligations. Fidelity has agreed to waive on an ongoing basis any dividends payable in respect of such shares. As at 21 February 2025, the Trustee of the Company’s
Employee Benefit Trust (‘EBT’) held 1,569,662 ordinary shares of 3 1/9p of Unilever PLC. The Trustee of the EBT has agreed to waive, on an ongoing basis, any dividends payable on shares it holds in trust for use under the Company’s ESS. The practice of Fidelity and the Trustee of the EBT is to abstain from voting on the shares that they hold. Details of the employee share schemes can be found on pages 95 and 96 and 99 to 108.

Details of where a shareholder has agreed to waive future dividends	See above
Statements relating to controlling shareholders and ensuring company independence	Not applicable
FUTURE DEVELOPMENTS, RESEARCH AND
DEVELOPMENT AND IMPORTANT EVENTS
Certain information required to be included in the Directors' Report has been included in the Strategic Report given its strategic importance to
Unilever. This includes information in respect of important events that have occurred since the end of the financial year, an indication of likely future developments in the business of the Group and an indication of activities of the Group in the field of research and development.
DISCLOSURE OF INFORMATION TO THE
EXTERNAL AUDITOR
Each of the Directors who held office at the date of approval of this report confirms that, to the best of each of the Directors’ knowledge and belief, and having made appropriate enquiries, all information relevant to enabling the auditors to provide their opinions on the Company’s consolidated and parent company accounts has been provided.
Furthermore, each of the Directors has taken all reasonable steps to ensure their awareness of any relevant audit information and to establish that the Company’s auditors are aware of any such information. This confirmation is given and should be interpreted in accordance with the provisions of Section 418 of the Companies Act 2006.
DIRECTORS' SHARE INTERESTS
Details of the Directors’ interests in shares can be found in the Directors’
Remuneration Report on pages 103 to 109 and 112.
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
APPOINTMENT OF DIRECTORS
The rules governing the appointment and retirement of directors are set out in the appointment procedure for PLC Directors, available on our website, and are summarised in the report of the Nominating and
Corporate Governance Committee.
POWERS OF THE DIRECTORS
The Board of Directors is responsible for the management of the business of the Company and may exercise all powers of the Company subject to applicable legislation and regulation and the Company’s
Articles. Further details are set out on page 65.
STAKEHOLDER ENGAGEMENT
Details of the Company’s engagement with stakeholders are given on pages 74 and 75.

Unilever Annual Report on Form 20-F 2024	79

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ADDITIONAL INFORMATION

DIRECTORS' INDEMNITIES AND DIRECTORS'
AND OFFICERS' INSURANCE
The power to indemnify Directors, together with former Directors, the
Company Secretary and the directors of subsidiary companies, is provided for in the Company’s Articles of Association.
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
These ''qualifying third-party indemnity provisions'' were in force during the course of the financial year ended 31 December 2024 and remained in force at the date of this report. The Company would also fund ongoing costs in defending a legal action as they are incurred rather than after judgment has been given. In the event of an unsuccessful defence in an action against them, individual Directors would be liable to repay the
Company for any damages and to repay defence costs to the extent funded by the Company. Neither the indemnity nor the D&O insurance cover provides cover in the event a Director or Officer is proved to have acted fraudulently or dishonestly.
In addition, the Company provides indemnities (including, where applicable, a qualifying pension scheme indemnity provision) to the
Directors of three subsidiaries, each of which acts or acted as trustee of a
Unilever UK pension fund. Appropriate trustee liability insurance is also in place. As above, these indemnities were in force during the course of the financial year ended 31 December 2024 and remained in place at the date of this report.
POLITICAL DONATIONS
At the 2024 AGM, shareholders passed a resolution to authorise the
Company and its subsidiaries to make political donations to political parties or independent election candidates, to other political organisations, or to incur political expenditure (in each case as defined in the Companies Act
2006). As the authority granted at the 2024 AGM will expire, renewal of this authority will be sought at this year’s AGM. Further details are available in the Notice of AGM, available on the Company’s website.
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
The Board members have each confirmed compliance with Unilever’s
Code of Business Principles, as is required on an annual basis, and that there has been no political activity or payments by the Unilever
Group.
SHARES
Share capital
Unilever’s issued share capital on 31 December 2024 was made up of
£78,446,584 split into 2,521,497,338 ordinary shares of 3 1/9p each and each carrying one vote. A total of 43,550,481 Unilever ordinary shares were held in treasury as at 31 December 2024, representing 1.73% of
Unilever’s issued share capital.
Share issues and purchase of shares
At the 2024 AGM held on 1 May 2024, Unilever’s Directors were authorised to:
■issue new shares, up to a maximum of £25,946,666 nominal value
(which at the time represented approximately 33% of Unilever’s issued ordinary share capital);
■disapply pre-emption rights up to a maximum of £3,892,715 nominal value (which at the time represented approximately 5% of Unilever’s issued ordinary share capital) for general corporate purposes and an additional 5% authority in connection with an acquisition or specified capital investment; and
■make market purchases of its ordinary shares, up to a maximum of
250,200,000 ordinary shares (which at the time represented just under
10% of PLC’s issued ordinary share capital) and within the price limits prescribed in the resolution.
Unilever undertook a €1.5 billion share buyback programme in 2024.
The purpose of the share buyback programme was to reduce the capital of Unilever, and Unilever bought back 27,368,909 Unilever ordinary shares of 3 1/9p each in two tranches which are held in treasury. The shares repurchased in 2024 comprised 1.08%
of Unilever’s issued share capital as at 31 December 2024. Outside of this share buyback programme, no other company within the Group purchased any Unilever ordinary shares or American Depositary
Shares during 2024. During 2024, there were 4,900,000 Unilever ordinary shares of 3 1/9p each issued in satisfaction of employee share scheme awards.
Right to hold and transfer ordinary shares or exercise
voting rights
Unilever’s constitutional documents place no limitations on the right to hold or transfer Unilever ordinary shares. There are no limitations on the right to hold or exercise voting rights on the ordinary shares of
Unilever imposed by English law. Unilever is not aware of any agreements between holders of securities that may result in restrictions on transfer or voting rights. Please also see page 211.
SIGNIFICANT SHAREHOLDERS OF UNILEVER
As far as Unilever is aware, the only holders of more than 3% of, or 3%
of voting rights attributable to, Unilever’s ordinary share capital
(‘Disclosable Interests’) on 31 December 2024, were Blackrock, Inc.
with a shareholding of 8.4%, Vanguard Group Holdings with a
shareholding of 5.0% and Wellington Management Group with a
shareholding of 3.1%.
No Disclosable Interests have been notified to Unilever between 1
January 2025 and 21 February 2025 (being a date not more than one month prior to the date of the Company’s Notice of Annual General
Meeting). As far as Unilever is aware, between 1 January 2022 and 21
February 2025, only Vanguard Group Holdings, BlackRock, Inc. and
Wellington Management Group have held more than 3% of, or 3%
of voting rights attributable to, Unilever’s ordinary shares.
ACCOUNTING POLICIES, FINANCIAL
INSTRUMENTS AND RISK
Details of the Group’s accounting policies, together with post-balance sheet events and details of financial instruments and risk (including the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities, and its exposures to price, credit liquidity and cash flow risk), are provided in notes 1, 16, 18 and 26 on pages 142, 174, 183 and 190 respectively to the Financial Statements.
EMPLOYMENT OF DISABLED PEOPLE
Disability inclusion is a part of Unilever’s diversity and inclusion agenda. Unilever has a range of employment policies that clearly detail the standards, processes, expectations and responsibilities of its people and the organisation. These policies are designed to ensure that everyone – including those with existing or new disabilities and people of all backgrounds – is dealt with in an inclusive and fair way from the recruiting process and ongoing through their career at
Unilever. This includes access to appropriate training, development opportunities or job progression.

80	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ADDITIONAL INFORMATION

EMPLOYMENT SHARE PLANS
The Company operates a number of employee share plans, details of which are set out in note 4C to the Financial Statements on pages 155 to 156 and in the Directors’ Remuneration Report on pages 95 and 96 and 99 to 108.
RELATED PARTY TRANSACTIONS
Transactions with related parties are conducted in accordance with agreed transfer pricing policies and include sales to joint ventures and associates.
Other than those disclosed in note 23 to the consolidated financial statements (and incorporated herein as above), there were no related party transactions that were material to the Group or to the related parties concerned that are required to be reported in 2024 or in 2025 up to 21
February 2025 (the latest practicable date for inclusion in this report).
BRANCH OFFICES
Details of branch offices are given on page 210.
CORPORATE GOVERNANCE COMPLIANCE
We conduct our operations in accordance with internationally accepted principles of good governance and best practice, while ensuring compliance with the corporate governance requirements applicable in the countries in which we operate. Unilever is subject to corporate governance requirements (legislation, codes and/or standards) in the
UK and the US, and in this section, we report on our compliance against these.
United Kingdom
In 2024, Unilever has applied the principles and complied with the provisions of the UK Corporate Governance Code. Further information on how Unilever has applied the five overarching categories of principles can be found on the following pages – (i) Board Leadership: pages 70 to
73 and 76 and 77; (ii) Division of Responsibilities: pages 70 and 71; (iii)
Composition, Succession and Evaluation: pages 71 to 73 and 82 and 83;
(iv) Audit, Risk and Internal Controls: pages 86 to 89; and
(v) Remuneration: pages 95 to 117. The UK Corporate Governance Code is available on the Financial Reporting Council’s (FRC) website.
Risk management and control
Our approach to risk management and systems of internal control is in line with the recommendations in the FRC’s revised guidance ‘Risk management, internal control and related financial and business reporting’ (the Risk Guidance). It is Unilever’s practice to review acquired companies’ governance procedures and to align them to the
Group’s governance procedures as soon as is practicable.
Greenhouse gas (GHG) emissions
Information on GHG emissions can be found on page 50.
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
A European Works Council, embracing employee and management
representatives from countries within Europe, has been in existence for several years and provides a forum for discussing issues that extend across national boundaries. Further details on how the Board has engaged with the workforce can be found on page 72.
Equal opportunities and diversity
Consistent with our Code of Business Principles, Unilever aims to ensure that applications for employment from everyone are given full and fair consideration, and that everyone is given access to training, development and career opportunities. Every effort is made to reskill and support employees who become disabled while working within the
Group.
United States
Unilever is listed on the New York Stock Exchange (NYSE). As such,
Unilever must comply with the requirements of US legislation, regulations enacted under US securities laws, and the Listing Standards of the NYSE that are applicable to foreign private issuers, copies of which are available on their websites.
We comply with the Listing Standards of the NYSE applicable to foreign private issuers. We are required to disclose any significant ways in which our corporate governance practices differ from those required of US domestic companies listed on the NYSE. Our corporate governance practices are primarily based on the requirements of the UK Listing Rules and the UK Corporate Governance Code but substantially conform to those required of US domestic companies listed on the NYSE. The only significant way in which our corporate governance practices differ from those required of US domestic companies under Section 303A Corporate
Governance Standards of the NYSE is that the NYSE rules require that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, with certain limited exemptions. The UK Listing Rules require shareholder approval of equity compensation plans only if new or treasury shares are issued for the purpose of satisfying obligations under the plan or if the plan is a long-term incentive plan in which a director may participate. Amendments to plans approved by shareholders generally only require approval if they are to the advantage of the plan participants.
All senior executives and senior financial officers have declared their understanding of and compliance with Unilever’s Code of Business
Principles and the related Code Policies. No waiver from any provision of the Code of Business Principles (published on our website) or Code
Policies was granted in 2024 to any of the persons falling within the scope of the Securities and Exchange Commission (SEC) requirements.
Risk management and control
Following a review by the Disclosure Committee, Audit Committee and
Board, the CEO and the CFO concluded that the design and operation of the Group’s disclosure controls and procedures, including those defined in the US Securities Exchange Act of 1934 – Rule 13a – 15(e), as at 31
December 2024 were effective. Unilever is required by Section 404 of the
US Sarbanes-Oxley Act of 2002 to report on the effectiveness of its internal control over financial reporting. This requirement is reported on within the section entitled ‘Management’s Report on Internal Control over Financial Reporting’ on page 221.
The Directors’ Report has been approved by the Board, and signed on its behalf by Maria Varsellona, Chief Legal Officer and Group
Secretary.

Unilever Annual Report on Form 20-F 2024	81

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

Report of the Nominating and Corporate Governance Committee

The Committee was engaged in three Non-Executive Director appointments and supporting the GAP 2030 through appointments to the Unilever Leadership Executive.

Ian Meakins Chair

I am pleased to present the report of the Nominating and Corporate
Governance Committee for the year ended 31 December 2024.
At the conclusion of the AGM of the Company, held on 1 May 2024, a number of Non-Executive Directors retired from the Board as they had reached or were approaching the end of their nine-year terms. Nils
Andersen, Judith Hartmann, Strive Masiyiwa and Youngme Moon all
left their positions as Non-Executive Directors at this time, and our thanks go to them for their service to Unilever.
The Committee has looked carefully at the requirements for Non-
Executive Directors and a further Non-Executive Director, Judith
McKenna, with extensive retail experience in Walmart and Asda, joined the Board on 1 March 2024. Judith’s appointment was confirmed by shareholders at the 2024 AGM.
As mentioned in my Chair’s statement:
■Hein Schumacher stepped down as Chief Executive Officer and as a
Board Director on 1 March 2025 and will leave the Company on 31
May 2025;
■Fernando Fernandez was appointed Chief Executive Officer with effect from 1 March 2025;
■Benoît Potier joined the Board on 1 January 2025;
■Zoe Yujnovich joined the Board on 1 March 2025; and
■a thorough internal and external search process is being initiated to appoint a permanent CFO. With effect from 1 March 2025, Srinivas
Phatak, previously Unilever’s Deputy CFO and Group Controller, became Acting CFO.
Andrea Jung, Non-Executive Director, has decided not to stand for re-
election at the 2025 AGM.
The Committee considers that the Board’s current size,
with the additional Board members appointed in 2025,
and its collective experience are effective for the running
of the Company. The Committee will maintain the size and experience of the Board under review on a continuous basis.
The Committee has also been involved in the consideration of candidates for positions on the Unilever Leadership Executive (ULE)
during the year. In January, Esi Eggleston Bracey joined as
Chief Growth and Marketing Officer, Priya Nair joined as Business
Group President, Beauty & Wellbeing and Eduardo Campanella was
appointed Business Group President, Home Care. In addition, Heiko
Schipper joined as Business Group President, Foods in May and
Mairéad Nayager joined as Chief People Officer in June.
Further appointments have subsequently been made with effect from 1
January 2025, with Reginaldo Ecclissato, an existing ULE member, taking on the role of President, 1 Unilever Markets, and Willem Uijen joining as Chief Supply Chain Officer. The Board welcomes and supports these new members of the ULE in their roles and as a key part of our Growth Action Plan 2030. The background details of all ULE members can be found on pages 68 and 69.
Diversity and inclusion is key for the long-term success of Unilever in the global marketplace in which we operate. As at 31 December 2024, the Board was 44% female and the Unilever Leadership Executive was
31% female with 62% ethnic minority participation.
The Committee reviewed the Workforce Engagement Policy and
further details are included in the Report. The Committee also continued to review and approve the nature of the workforce
engagement activities that the Board undertook in the year, and details of these are set out on page 72.
In 2025, the Committee will remain focused on supporting the ULE in its implementation of the Growth Action Plan 2030. The Committee will also continue to review the long-term succession plans for the Board and the ULE.
I would like to thank the members of the Committee for their commitment and contribution throughout the year.
Ian Meakins
Chair of the Nominating and Corporate
Governance Committee

82	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REPORT OF THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

COMMITTEE MEMBERS AND ATTENDANCE

Attendance
Ian Meakins Chair	4/4
Nils Andersen	2/2
Judith Hartmann	2/2
Adrian Hennah (member from 1 May 2024)	2/2
Andrea Jung	4/4
The Chair of the Board, Ian Meakins, chairs the Nominating and
Corporate Governance Committee. Adrian Hennah and Andrea Jung
are independent Non-Executive Directors and members of the
Committee. The Chief Legal Officer and Group Secretary is secretary to the Committee. Other attendees, including the CEO, the Chief
People Officer and the Deputy Secretary, attend the meetings when invited to do so.
There were four meetings of the Committee in 2024, and the table above shows attendance at meetings of the Committee in the year.
Nils Andersen and Judith Hartmann stepped down from the Committee in May 2024. Given the changes in the Committee membership this year, attendance is expressed as the number of meetings attended out of the total number each Director was eligible to attend during their respective tenure on the Committee.
ROLE OF THE COMMITTEE
The Nominating and Corporate Governance Committee is primarily responsible for:
■periodically assessing the structure, size and composition of the
Board;
■evaluating the balance of skills, experience, independence, diversity and knowledge of the Board;
■ongoing succession planning (including the development of a diverse pipeline for succession);
■drawing up selection criteria and appointment procedures for
Directors;
■reviewing the feedback in respect of the role and functioning of the
Board Committees arising from Board and Board Committee
evaluations;
■periodically reviewing and assessing Unilever’s practices and procedures in relation to workforce engagement; and
■considering current and developing corporate governance matters, which it brings to the attention of the Board where deemed
necessary.
The Committee’s terms of reference are set out in the Governance of
Unilever, which can be found on the Company’s website.
ACTIVITIES OF THE COMMITTEE
During the year, the Committee:
■recommended the election and re-election of Directors at the 2024
AGM, following a review of their performance and, where relevant, their independence;
■reviewed the composition of the Board and its Committees, taking into account the experience, skills, knowledge, diversity and attributes of the Directors and the length of tenure of the Non-
Executive Directors resulting in changes to the Committee
memberships;
■appointed Egon Zehnder to support the Committee in the search for new Non-Executive Directors, culminating in the appointments of
Judith McKenna and Benoît Potier. Egon Zehnder is an independent search firm that has undertaken several non-executive searches for
Unilever. Egon Zehnder does not have any connection to the
Directors or Unilever except for normal course recruitment
processes;
■kept under review best practice guidelines and preferences of certain institutional investors in relation to overboarding to ensure continued compliance;
■reviewed the ULE succession plan and talent pipeline;
■conducted an annual review of the diversity policy applicable to the
Board;
■conducted a review of workforce engagement activities in the year and the plan for the following year, the terms of reference for the
Committee and the annual work plan for the Committee;
■considered the process and timetable for the Board evaluation and maintained oversight of the process (see page 72 for further information);
■received updates on current and emerging corporate governance legislation, regulation and best practice guidelines including in relation to directors’ duties; and
■considered the Committee’s draft report for inclusion in the 2023
Annual Report and Accounts.
APPOINTMENT AND REAPPOINTMENT OF
DIRECTORS TO THE BOARD
All Directors (unless they are retiring) are nominated by the Board for election or re-election at the AGM each year on the recommendation of the Committee. The Committee takes into consideration the outcomes of the Chair’s discussions with each Director on individual performance and the evaluation of the Board and its Committees. Non-Executive
Directors normally serve for a period of up to nine years.
Fernando Fernandez was appointed as Chief Financial Officer and a director of the Company with effect from 1 January 2024 and was therefore put forward for election by shareholders as a director for the first time at the 2024 AGM. Nils Andersen, Judith Hartmann, Strive
Masiyiwa and Youngme Moon all stood down as Non-Executive
Directors on 1 May 2024.
The Board appointed Judith McKenna as an independent
Non-Executive Director on 1 March 2024. She was therefore
put forward for election by shareholders for the first time at the 2024
AGM.
The Committee proposed the election or re-election of all Directors, other than those retiring, at the 2024 AGM.
All the Directors proposed were appointed by shareholders by a simple majority vote at the 2024 AGM.
The Committee reviews the composition of the Board Committees. The
Committee recommended in May 2024 that Adrian Hennah be
appointed a member of the Nominating and Corporate Governance
Committee, that Judith McKenna be appointed a member of the
Compensation Committee and the Corporate Responsibility
Committee, and that Ruby Lu be appointed a member of the Corporate
Responsibility Committee.
In July 2024, Unilever announced the appointment of Benoît Potier as a
Non-Executive Director with effect from 1 January 2025. Benoît has joined the Audit Committee and the Corporate Responsibility Committee, and
will be put forward for election by shareholders for the first time at the
AGM in 2025.
In February 2025, Unilever announced the appointment of
Zoe Yujnovich as a Non-Executive Director with effect from 1 March
2025. Zoe has joined the Nominating and Corporate Governance
Committee and the Corporate Responsibility Committee, and will be put forward for election by shareholders for the first time at the AGM in
2025.
In February 2025, we also announced that, with effect from
1 March 2025, Hein Schumacher would step down as CEO and as a director and would leave the Company on 31 May 2025. Fernando
Fernandez was appointed CEO with effect from
1 March 2025.

Unilever Annual Report on Form 20-F 2024	83

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REPORT OF THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

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
The full list of external appointments held by our Directors can be found in their biographies on pages 66 and 67.
BOARD DIVERSITY POLICY
Unilever has long understood the importance of diversity
and inclusion within our workforce. This commitment forms part of
Unilever’s Code of Business Principles and is embedded in the way we do business and conduct ourselves at all levels in the organisation.
Unilever’s Growth Action Plan 2030 focuses on having the best talent and most engaged employees through a diverse workforce and
inclusive leadership. Please see Our People & Culture section on pages 34 and 35 for
more information.
Unilever’s Board Diversity policy, which is reviewed by the Committee each year, is available on the Company’s website. The objective of the policy is to provide guidance that the composition and quality of the
Board should be in keeping with the size and geographical spread of
Unilever, its portfolio, culture and status as a listed company. The
Board Diversity Policy is taken into account when making
appointments to the Board and its committees and developing a succession plan by assessing candidates on merit, considering their wide-ranging experience, backgrounds, skills, knowledge
and insight, with a continuing emphasis on diversity, including but not limited to factors outlined in applicable regulations, guidance, and industry and government best practices. Appointments to the ULE are conducted in accordance with our Code of Business Principles.
The Board supports the recommendations of the FTSE Women
Leaders Review on gender diversity and the Parker Review on ethnic diversity. Specifically:
■As at 31 December 2024, we continue to have a female Senior
Independent Director and we have 44% female Board members
(including Executive Directors). 36% of the Unilever Leadership
Executive are female (excluding Executive Directors), which is an increase from 11% at 2023 year-end. There is also a promising pipeline of talent, with 40% of Senior Management (direct reports to the Unilever Leadership Executive) being female as at 31 October
2024.
■We have 33% ethnic minority Board membership as at 31 December
2024 (including Executive Directors), exceeding the Parker Review recommendation of one ethnic minority Board member. Our ethnic minority membership of the ULE stands at 66% (excluding Executive
Directors).
■In 2024, the Parker Review updated its approach to cover Senior
Management working in the UK only (rather than globally).
Therefore, Unilever was able to review ethnicity data disclosed voluntarily by employees on the HR information system, which showed that 24% of Senior Management are minority ethnic, 52%
white and 24% undisclosed. Under the revised scope of the Parker
Review, we set an ethnic minority target of 28% for Senior
Management working in the UK by 31 December 2027. This
is based on our available baseline and pipeline data, 2021 UK census statistics, the global nature of Unilever’s business, business restructuring and benchmarking. We will keep this under review and disclose progress against, and any revision of, the target in future annual reports.
■Please also refer to the information on gender reporting on page 50.
WORKFORCE ENGAGEMENT POLICY
The Committee reviewed the Workforce Engagement Policy and the number of workforce engagements was reduced from six to four per year. The remaining elements of the policy were unchanged.
SUCCESSION PLANNING
Board
The Committee reviews the adequacy and effectiveness of succession planning processes, and the Board reviews the succession plan in conjunction with the Committee.
The succession plan is based on merit and objective criteria. The
Board should comprise a majority of Non-Executive Directors who are independent of Unilever, free from any conflicts of interest and able to allocate sufficient time to carry out their responsibilities effectively. With respect to composition and capabilities, the Board should be in keeping with the size of Unilever, its strategy, portfolio, consumer base, culture, geographical spread and its status as a listed company.
The Board should also have sufficient understanding of the markets and business where Unilever is active in order to understand any relevant key trends and developments. The Board believes that a diverse Board with a range of views enhances decision-making, which is beneficial to Unilever’s long-term success and is in the interests of its stakeholders.
As can be seen in the biographies on pages 66 and 67, and the tables on page 84, the Board meets this profile.
ULE
In conjunction with the Committee, the Board reviews the succession plan for the ULE. In line with the Board succession plan approach, the succession plan for the ULE is also based on merit and objective criteria. Developing an internal talent pipeline for leadership roles is critical for Unilever. The succession plan identifies potential successors who are considered able to fulfil the roles in the short term and those in the longer term. Development initiatives for senior executives are put in place and usually include executive mentoring and coaching.
Senior managers and executives are encouraged to take on a non-
executive directorship role as part of their personal development.

84	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REPORT OF THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Skills and experience matrix

	Fernando Fernandez	Adrian Hennah	Andrea Jung	Susan Kilsby	Ruby Lu	Judith McKenna	Ian Meakins	Nelson Peltz	Benoît Potier	Zoe Yujnovich
Business growth and leadership of large global corporations	■	■	■	■	■	■	■	■	■	■
Strategy, corporate transactions and transformation	■	■	■	■	■	■	■	■	■	■
International experience (including emerging markets)	■	■	■	■	■	■	■	■	■	■
Financial expertise	■	■		■	■	■	■	■	■	■
FMCG and consumer insights	■	■	■	■		■	■	■
Technology, digital and innovation			■		■				■	■
Marketing and sales channels			■			■	■	■
Risk management and operational excellence (including sustainability and community)	■	■	■	■	■	■	■	■	■	■
Society, politics and geopolitics	■	■	■	■			■	■		■
Science and innovation			■	■	■		■		■	■
People, culture and reward		■	■	■	■	■	■	■	■	■
Corporate governance	■	■	■	■	■	■	■	■	■	■
In compliance with the FCA Listing Rules, the tables below show that as at 31 December 2024, we have 44% female Board members
(including Executive Directors) against the target of 40%. The position of Senior Independent Director is held by a female, and at least one
Board member is from a minority ethnic background. There is a 13-
member ULE, including Executive Directors, of which four (31%) are women.
We collect both gender and ethnicity data directly from Board and ULE members annually on a self-identifying basis in a questionnaire. This data is used for statistical reporting purposes and provided with consent. Board members are asked to identify their gender and ethnicity based on the categories set out in the tables below.
Gender representation on the Board and ULE as at 31 December 2024

	Number of Board members	Percentage of the Board	Board (CEO, CFO, SID and Chair)	Number of ULE members	Percentage of the ULE
Men	5	56	3	9	69
Women	4	44	1	4	31
Other	–	–	–	–	–
Not specified/prefer not to say	–	–	–	–	–
Ethnicity representation on the Board and ULE as at 31 December 2024

	Number of Board members	Percentage of the Board	Board (CEO, CFO, SID and Chair)	Number of ULE members	Percentage of the ULE
White British or other White (including minority-white groups)	6	67	2	5	38
Mixed/Multiple Ethnic Groups	–	–	–	2	15
Asian/Asian British	2	22	1	2	15
Black/African/Caribbean/Black British	–	–	–	1	9
Other ethnic group, including Arab	1	11	1	3	23
Not specified/prefer not to say	–	–	–	–	–

Unilever Annual Report on Form 20-F 2024	85

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REPORT OF THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Board tenure as at 31 December 2024
Board independence as at 31 December 2024
The Non-Executive Directors (including the Chair) comprised 78% of the Board of Directors as at 31 December 2024.
COMMITTEE EVALUATION
A self-assessment was carried out, overseen by the Chief Legal Officer and Group Secretary, involving the completion of a questionnaire that was reviewed by the Chairs of the Committees. The Committee
considered the questionnaires, and the Board agreed with the
Committee’s proposal for the Board and Committee evaluation in 2024.
The Board and each of the Committees considered their respective feedback in November 2024.
The work of the Committee had been strongly focused on succession planning for the Board. The Committee concluded that it had effective decision-making and strong connectivity to the Board in relation to the matters that it considered. The evaluation confirmed that the
Committee should place additional focus on its wider remit, including around people and talent, and the agendas and materials provided to the Committee in 2025 should reflect this.
Ian Meakins
Chair of the Nominating and Corporate
Governance Committee
Adrian Hennah
Andrea Jung

86	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

Report of the Audit Committee

We focused this year on sustainability reporting, cyber security, data privacy and supply chain resilience, in addition to our reporting and control responsibilities.

Adrian Hennah Chair of the Audit Committee

On behalf of the Audit Committee, I am pleased to present
the Committee’s report for the year ended 31 December 2024.
In 2024, the Committee consisted of three members: Susan Kilsby,
Ruby Lu and myself as the Committee Chair.
The Committee believes it has carried out its duties effectively throughout the year and to a high standard, providing independent oversight. It has had good support from management, the internal audit team and the external auditors.
This year marked a year of transformation for the company, with a full year of the Growth Action Plan and the Ice Cream business separation.
While these have been very much in the mind of the Committee, our primary focus has been to maintain the integrity of Unilever’s financial and non-financial reporting, to ensure the adequacy of its internal controls, and to oversee the management of the company’s principal and emerging risks, including its approach to risk appetite and risk mitigation.
This year, we continued to focus on topics that are subject to current regulatory change, including sustainability reporting, particularly in relation to the European Sustainability Reporting Standards (ESRS),
as well as Corporate Governance Reform and Data Privacy. The
Committee also allocated considerable time to other risk management topics, including cyber security and supply chain resilience. We also met with management to discuss emerging developments in
international taxation, pensions and treasury.
I am pleased to report that we have progressed well in our compliance and reporting of the same. The Sustainability Statement is on pages 223 to 299.
In addition to the formal meetings this year, the Committee members continued engaging with the business through a number of market visits including trips to China, the UK and South Africa during the year.
2025 will see the appointment of a new Chief Financial Officer and the
Audit Committee will be actively involved in its selection.
As part of the standard five-year rotation for external audit partners as required by UK regulation, the Committee will oversee the selection of a new lead KPMG audit partner in 2025. This new partner is expected to bring a fresh perspective and expertise to our audit processes from the 2026 financial year.
Adrian Hennah
Chair of the Audit Committee

Unilever Annual Report on Form 20-F 2024	87

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REPORT OF THE AUDIT COMMITTEE

COMMITTEE MEMBERSHIP AND ATTENDANCE

Attendance
Adrian Hennah Chair	9/9
Susan Kilsby	9/9
Ruby Lu	9/9
The Audit Committee is comprised only of independent Non-Executive
Directors with a minimum requirement of three such members. The
Audit Committee was chaired by Adrian Hennah. The other Committee members are Susan Kilsby and Ruby Lu.
The Board is satisfied that the members of the Audit Committee are competent in financial matters and have recent and relevant
experience. For the purposes of the US Sarbanes-Oxley Act of 2002,
Adrian Hennah is the Audit Committee’s financial expert.
Other attendees at Committee meetings included the Chief Financial
Officer (CFO), Chief Auditor, Deputy CFO and Controller, Chief Legal
Officer and Group Secretary, General Counsel Corporate and Deputy
Group Secretary, EVP Sustainable Business Performance and
Reporting, and the external auditors. Throughout the year, the
Committee members met periodically without others present and also held separate private sessions with the CFO, Chief Auditor and the external auditors, to discuss issues in greater detail.
There were nine scheduled Committee meetings during the year.
Attendance at the scheduled meetings is shown above.
CODE OF BUSINESS PRINCIPLES
All actions by Executive Directors, Non-Executive Directors or any
Unilever staff are guided to comply with the set of policies of the Code of Business Principles. This includes, in accordance with the US
Sarbanes-Oxley Act of 2002 and the SEC requirements, the relevant provisions in relation to a code of ethics for Senior Financial Officers.
No waivers have been requested or granted for this.
ROLE OF THE COMMITTEE
The role and responsibilities of the Audit Committee are set out in written terms of reference, which the Committee reviews annually, considering relevant legislation and recommended good practices. The terms of reference are contained within ‘The Governance of Unilever’, which is available on our website.
The Committee’s responsibilities include, but are not limited to, the following matters:
■oversight of the integrity of Unilever’s financial statements;
■review of Unilever’s half-yearly and annual financial statements
(including clarity and completeness of disclosure) and the trading statements for quarter 1 and quarter 3;
■review of Unilever’s non-financial statements and Sustainability
Statement;
■oversight of risk management and internal control arrangements;
■oversight of compliance with legal and regulatory requirements;
■oversight of the external auditors’ performance, objectivity, qualifications and independence;
■the approval process of non-audit services;
■recommendation to the Board of the nomination of the external auditors for shareholder approval, and approval of their fees, as referred to in note 25 on page 190; and
■performance of the internal audit function.
All relevant matters arising are brought to the attention of the Board.
Committee Reviews
To help the Committee meet its oversight responsibilities, focused knowledge sessions are organised throughout the year, with examples in 2024 including Sustainability Reporting, our Financial Controls
Automation project and the Ice Cream separation.
In addition, Committee members visited businesses in China, the UK and
South Africa, which provided them with insight into local market challenges and risk and control management.
The Committee also received presentations from management and had discussions on the business’s risk management activities, the preparation of the financial statements, the overall control environment, and the operation of the financial reporting controls.
Special focus has been given to:
■Cyber security: The Committee was provided with regular updates on the Cyber Security Programme, which was assessed and
challenged by the Committee against the National Institute of
Standards and Technology (NIST) framework. Any cyber security operational incidents and threats were highlighted and discussed.
For further details, please refer to the description of our cyber security governance and processes on page 217.
■Data privacy: Management provided an update on the global privacy landscape, key enterprise privacy risks and the evolution of
Unilever’s global privacy programme. The Committee discussed the deployment of generative AI tools across the organisation and noted
the importance of striking a balance between ensuring the protection of confidential information and quicker deployment of these tools.
■Supply chain resilience: Management provided an update on the risks associated with the supply of materials and finished goods within their global extended value chain, with special focus on locations with supplier concentrations. The Committee reviewed potential disruptions of key supplies and the mitigation plans established by management.
In addition, the Committee discussed the control environment of acquired businesses such as Liquid I.V. and Nutrafol, which are not integrated into the main legacy ERP systems, as well as the work done in tax, treasury and pension matters.
REPORTING AND FINANCIAL STATEMENTS
The Committee reviewed, prior to publication, the quarterly financial press releases together with the associated internal quarterly reports from the Chief Financial Officer and the Disclosure Committee and,
with respect to the full-year results, the external auditor’s report. It also reviewed the Annual Report and Accounts and the Annual Report on
Form 20-F 2024. These reviews incorporated the accounting policies, significant judgements and estimates underpinning the financial statements as disclosed within note 1 on page 142.
Particular attention was paid to the following significant matters in relation to the financial statements:
■Environmental, Social and Governance (ESG)/Sustainability
Reporting: The Committee discussed and challenged the
governance and approval processes concerning sustainability
assurance and subsequently reviewed and approved KPMG’s
Sustainability Assurance Strategy and Plan for 2024.
■The new UK Corporate Governance Code was published on 22
January 2024 and introduced a limited set of changes. The most notable change, relating to audit, risks and controls, is the material controls declaration, which will be required for reporting years commencing 1 January 2026. Unilever will adopt these changes for the 2026 financial year when they come into formal effect. The
Committee will review the approach for meeting the requirements with the Board during 2025.
■The presentation of non-underlying items. The Committee took into account management’s responses to its review, the observations made by the external auditor, and the communication received from the SEC.
■Indirect tax provisions and contingent liabilities related to Brazil, refer to notes 19 and 20 on pages 185 and 186. The Committee agreed

88	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REPORT OF THE AUDIT COMMITTEE

that the tax provisions and judgements around the likelihood, as well as the disclosures, are appropriate in the Annual Report on Form
20-F 2024.
■Functional currency change of Unilever PLC: The Group’s ultimate parent company has now completed the change of its functional currency from GBP to EUR, effective from 1 January 2024. The
Committee provided oversight of the change and reviewed the plans ahead of its implementation.
■Revenue recognition: The Committee reviewed the adequacy of the policy around the cut-off and appropriateness of discounts accruals.
For each of the above areas, the Committee considered the key facts and judgements outlined by management. Members of management attended the section of the Committee meeting where their item was discussed to answer any questions or challenges posed by the
Committee. The Committee’s feedback has been incorporated into the final approach. The matters were also discussed with the external auditors and further information can be found on pages 121 to 137.
The Committee specifically discussed with the external auditor how management’s judgement and assertions were challenged and how professional scepticism was demonstrated during their audit of these areas; this included the disclosures for each matter noted above. The
Committee is satisfied that the relevant accounting policies are in place in relation to these significant matters and that management has correctly applied these policies.
In addition to the matters noted above, our external auditors, as required by auditing standards, also consider the risk of management override of controls.
At the request of the Board, the Committee undertook to:
■review the appropriateness of adopting the going concern basis of accounting in preparing the annual and half-yearly financial statements;
■assess whether the business was viable in accordance with the requirement of the UK Corporate Governance Code. The
assessment included a review of the principal and emerging risks facing Unilever, their potential impact, and how they were being managed, together with a discussion as to the appropriate period for the assessment. The Committee recommended to the Board that
there is a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the three-year period (consistent with the period of the strategic plan for Unilever PLC) of the assessment; and
■consider whether the Unilever Annual Report on Form 20-F 2024 was fair, balanced and understandable, and whether it provided the necessary information for shareholders to assess the Group’s year-
end position and performance, business model and strategy. To make this assessment, the Committee received copies of the Annual
Report and financial statements to review during the drafting process to ensure that the key messages were aligned with the
Company’s position, performance and strategy. The Committee also reviewed the processes and controls that are the basis for its preparation. The Committee was satisfied that, taken as a whole, the
Unilever Annual Report on Form 20-F 2024 is fair, balanced and understandable.
Regulator Correspondence
During the year, the US SEC reviewed the Unilever Annual Report on
Form 20-F 2023, and the UK Financial Reporting Council (FRC)
reviewed the company’s annual report and accounts for the year ended 31 December 2023 in accordance with the FRC’s Operating
Procedures for Corporate Reporting Review. The SEC had three comments relating to the presentation of non-GAAP measures,
including the prominence of their disclosure, expanding the definition of non-underlying items, and including the GAAP equivalent measure for our return on invested capital, return on assets and cash conversion measures alongside the non-GAAP equivalent. Unilever responded to these queries and the Committee reviewed the response letters. No changes to the past disclosures were needed in respect of the Unilever
Annual Report on Form 20-F 2023 but the Company will amend its disclosures as appropriate in this (current) and future filings. The FRC did not have any questions that required a response but made a few observations. We have taken these observations into
consideration in determining this year’s disclosures.
SUSTAINABILITY
The Corporate Sustainability Reporting Directive (CSRD) and the
ESRS require companies operating in the European Union to report on their sustainability performance and engage limited assurance work from an external auditor. The CSRD sets out the requirements, while the ESRS provides the detailed standards for reporting on a range of environmental, social and governance matters. For the financial year ended 31 December 2024, Unilever PLC is newly required to comply with the ESRS because of our presence in European markets.
The Committee reviewed the double materiality assessment (DMA), including the process and output, and was satisfied it reflected
Unilever’s material impacts, risks and opportunities relating to sustainability matters. The Committee also reviewed the non-financial disclosures, which encompass disclosures under the ESRS, in this
Annual Report and Accounts.

Unilever Annual Report on Form 20-F 2024	89

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REPORT OF THE AUDIT COMMITTEE

RISK MANAGEMENT & INTERNAL CONTROLS
(ASSURANCE)
The Committee reviewed Unilever’s overall approach to risk
management, risk appetite and control, and its processes, outcomes and disclosure. The assessment was undertaken through a review of:
■the yearly report detailing the risk identification and assessment process, together with any emerging risks identified by
management;
■reports from senior management on risk areas for which the
Committee had oversight responsibility: treasury, tax and pensions, information security, data privacy, legal and regulatory compliance supply chain, and the project management of business
transformation;
■the proposed risk areas identified by the management team;
■the Quarterly Risk and Control Status Reports, including Code of
Business Principles cases relating to frauds and financial crimes;
■a summary of control deficiencies identified through controls testing activities together with action plans to address underlying causes;
■management’s improvements to reporting through further
automation and centralisation; and
■the annual financial plan and Unilever’s dividend policy and dividend proposals.
The Committee reviewed the application of the requirements under
Section 404 of the US Sarbanes-Oxley Act of 2002 with respect to internal controls over financial reporting.
In fulfilling its oversight responsibilities in relation to risk management and internal controls, the Committee met regularly with senior members of management and is satisfied with the key judgements taken.
The Committee has completed its review for 2024 on both risk management and internal controls, and was satisfied that the process had worked effectively. Where specific areas for improvement were identified, there was adequate mitigation or alternative controls in place, and processes were under way to ensure sustainable
improvements. An area of focus has been ensuring that the controls impacted by the transformation programmes are appropriately
designed and implemented effectively. Through its review, the
Committee also ensured that appropriate procedures are in place for detecting and preventing fraud.
INTERNAL AUDIT
The Committee reviewed internal audit’s plan, which focuses on
Unilever’s risk areas, including sustainability, cyber security, data privacy, financial control processes, product safety and supply chain resilience. The Committee ensured the necessary resources were in place to perform the audits effectively. The usage of data and analytics continues to enable the internal audit team to deliver their audits efficiently and with sufficient coverage. In 2024, the internal audit team introduced value assessments to their programme on a pilot basis, which aim to detect cultural misalignments in tested subsidiaries.
The Committee reviewed quarterly and year-end summary reports, including the results of audit activities and the completion status of agreed actions. During the year, the Chief Auditor and his team undertook business visits in person, in particular in a number of the
Group’s critical markets. Most audits have been conducted as hybrids
(a combination of virtual and physical).
Every five years, the Committee engages an independent third party to perform an effectiveness review of the function. This was last completed in 2022 and is planned for 2026. In 2024, the Committee evaluated the performance of the internal audit function through a questionnaire. The feedback was reviewed and the Committee was satisfied with the effectiveness of the internal audit function. During the year, the Committee also met independently with the Chief Auditor and discussed the results of the audits performed and any additional insights obtained from the Chief Auditor.
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
The Committee held independent meetings with the external auditors during the year and reviewed, agreed, discussed and challenged their audit plan, including the materiality applied, and the scope and assessment of the financial reporting risk profile of the Group.
The Committee discussed the views and conclusions of KPMG
regarding management’s treatment of significant transactions and areas of judgement during the year. The Committee considered these and is satisfied with the treatment in the financial statements.
EXTERNAL AUDITORS
KPMG has been the Group’s auditors since 2014 and shareholders approved their reappointment as the Group’s external auditors at the
2024 AGM.
The Committee confirms that the Group is in compliance with The
Statutory Audit Services for Large Companies Market Investigation
(Mandatory Use of Competitive Tender Processes and Audit
Committee Responsibilities) Order 2014, which requires Unilever to tender the audit every ten years.
The last tender for the audit of the Annual Report and Accounts was performed in 2022, during which the decision to reappoint KPMG was unanimously recommended by the Committee and approved by the
Board of Unilever PLC. At present, we are satisfied with the effectiveness of our current auditors and, therefore, have no plans to re-tender the external auditor appointment for an earlier period. This position is re-evaluated each year.

90	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REPORT OF THE AUDIT COMMITTEE

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
Each year, the Committee assesses the effectiveness of the external audit process, which includes discussing feedback from the members of the Committee and stakeholders at all levels across Unilever.
Interviews are also held with key senior management within Unilever and KPMG.
The Committee also reviewed the statutory audit, other audit and non-
audit services provided by KPMG and compliance with Unilever’s documented approach, which prescribes in detail the types of engagements, listed below, for which the external auditors can be used:
■statutory audit services, including audit of subsidiaries;
■other audit services – audits that are not required by law
or regulation; and
■non-audit services – work that our external auditors are best placed to undertake, which may include:
■services required by law or regulation to be performed by the audit firm; and
■services where knowledge obtained during the audit is relevant to the service, such as bond issue comfort letters.
Unilever has for many years maintained a policy that prescribes in detail the types of engagements for which the external auditors can be used, with all other engagements being prohibited. The policy is aligned with both UK and SEC regulations and is updated in line with these regulations.
Audit Fees
All non-audit services are pre-approved by the Audit Committee in line with the non-audit service policy. The Committee further reviews all non-audit services on a quarterly basis to ensure the scope of service aligns with the list of pre-approved services included in the policy and that the fees are deemed appropriate, as authorised by Group management in line with the table of authorities. These authorities are reviewed regularly and updated as necessary. The Company has taken appropriate steps to ensure that KPMG LLP is independent of the Company and has obtained written confirmation that it complies with guidelines on independence issued by the relevant accountancy and auditing bodies. Although, during the year, the Company engaged
KPMG LLP for certain audit-related, non-audit services, the Committee concluded that KPMG LLP remains independent to provide objectivity in the conduct of the current audit.
Use of auditors for non-audit work
The Committee recognises that the use of audit firms for non-audit services can potentially give rise to conflicts of interest. The Group has a formal policy regarding its use of audit firms for non-audit services.
The Committee, in addition to being responsible for the oversight of our auditor on behalf of the Board, also has the responsibility for monitoring how the policy is implemented.
The Committee noted that the appointment of an auditor to perform these services is in accordance with standard practice. KPMG also sought and received approval from the UK FRC to be engaged for these services because it is likely that for FY25, the non-audit fees subject to the FRC fee cap requirements, exceed 70% of the average statutory audit fee for the previous three years. The Committee is satisfied that the overall levels of audit-related and non-audit fees, and the nature of services provided, are such that they will not compromise the objectivity and independence of our auditor. Further details are given in note 25 to the financial statements on page 190.
EVALUATION OF THE COMMITTEE
The Committee carried out an assessment of its effectiveness and performance in the year. The process was overseen by the Chief Legal
Officer & Group Secretary.
The Committee considered the output from that process at its meeting in November 2024. Feedback was also provided to the Board as part of its evaluation of the overall effectiveness of the Board. The
Committee concluded that it is performing effectively and will remain focused on internal control and external reporting. The area of evolving
ESG reporting requirements will continue to receive attention by the
Committee.
Adrian Hennah
Chair of the Audit Committee
Susan Kilsby
Ruby Lu

Unilever Annual Report on Form 20-F 2024	91

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

Report of the Corporate Responsibility Committee

In addition to our reporting and control
responsibilities, we focused this year
on key areas of corporate and
reputational risk management including
litigation, sustainability, business
integrity, health, safety and
wellbeing.

Susan Kilsby Chair of the Corporate Responsibility Committee

On behalf of the Corporate Responsibility Committee, I am pleased to present our report for 2024.
This year marked significant changes for the Committee. We worked closely with Unilever management and the Board to shape the
Committee’s role in providing governance and oversight on key areas of corporate responsibility, focusing on overall reputational issues and risk management, including litigation, sustainability, business integrity, health, safety and wellbeing. Consistent with our commitment to socially and environmentally responsible corporate behaviour, we also discussed in detail human rights and geopolitics, ensuring the business has robust processes in place to address any resulting risks and opportunities.
Unilever has long been a leader in sustainable business. This year, the business relaunched its sustainability strategy, focusing on climate, nature, plastics and livelihoods, areas where Unilever can have the greatest impact. We are now focusing on fewer priorities where we have the biggest opportunity to drive impact at scale. The Committee will be closely monitoring progress and supporting the Unilever leadership in delivering the sustainability strategy and targets.
This year, the Committee endorsed the Climate Transition Action Plan
(CTAP), which includes an ambitious Scope 3 emissions reduction target set for 2030. This plan was approved at the AGM by 97.5% of those voting.
In May 2024, I assumed the role of Chair, following the retirement of
Strive Masiyiwa (Chair) and Youngme Moon. I was also joined at that time by new members Ruby Lu and Judith McKenna. On behalf of the
Committee, I would like to thank Strive and Youngme for their diligent leadership, which has ensured that the Committee is well equipped to oversee Unilever’s conduct as a responsible global business.
I would also like to thank Unilever’s management for its leadership on the issues addressed by the Committee.
We enter the new year with strengthened governance practices and clear business and sustainability priorities, as set forth in the Growth
Action Plan 2030, ensuring that Unilever is well positioned to address its most material issues and to navigate external challenges.
I look forward to further constructive engagements with my fellow
Committee members and management and to welcoming new
directors Benoît Potier and Zoe Yujnovich to the Committee in 2025.
Susan Kilsby
Chair of the Corporate Responsibility Committee

92	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REPORT OF THE CORPORATE RESPONSIBILITY COMMITTEE

COMMITTEE MEMBERS AND ATTENDANCE

Attendance
Strive Masiyiwa Former Chair	1/1
Youngme Moon	1/1
Susan Kilsby Chair	3/3
Ruby Lu	3/3
Judith McKenna	3/3
This table shows the membership of the Committee together with their attendance. If Directors are unable to attend a meeting, they have the opportunity to discuss any agenda items beforehand with the
Committee Chair. Attendance is expressed as the number of meetings attended out of the number eligible to be attended.
The Corporate Responsibility Committee comprises three
Non-Executive Directors: Susan Kilsby (Chair), Ruby Lu and Judith
McKenna. Strive Masiyiwa and Youngme Moon retired from the
Committee in March 2024.
The Chief R&D Officer and the Chief Corporate Affairs and
Sustainability Officer attend the Committee meetings. The Board Chair, the Chief Legal Officer and Group Secretary, the Global Head of
Communications and Corporate Affairs, the Head of Litigation and the
Chief Business Integrity Officer may also join the Committee’s discussions, as may other members of management at the invitation of the Chair.
ROLE OF THE COMMITTEE
The Corporate Responsibility Committee oversees Unilever’s conduct as a responsible global business. Core to this remit is its governance of progress on Unilever’s sustainability agenda.
Part of this responsibility is reviewing and managing sustainability-
related risks, opportunities and trends material to Unilever. The
Committee also reviews and provides recommendations to the Board about the Climate Transition Action Plan (CTAP), which sets out the actions Unilever intends to take to reduce the business’s direct and indirect emissions and make progress on our net zero goal by 2039.
The Committee oversees business integrity, health, safety
and wellbeing, as well as significant litigation matters with potential reputational risk for the Company. The Committee also has
responsibility for the oversight of Unilever’s conduct regarding corporate and societal obligations and its reputation as a responsible company. This includes Unilever’s Code of Business Principles and third-party compliance with our Responsible Partner Policy.
The Committee considers the Company’s influence and impact on stakeholders. Central to this is the identification of external developments and risks that are likely to impact Unilever’s corporate reputation and to ensure that appropriate and effective policies and practices are in place, ensuring that both Unilever’s direct employees and those working within the Company’s value chain comply with the expected standards of conduct.
The Committee’s discussions are informed by the experience of the
Unilever Leadership Executive, which is accountable for driving responsible and sustainable growth through Unilever’s operations,
Business Groups, value chain and brands. The Chief R&D Officer and
Chief Corporate Affairs and Sustainability Officer lead on behalf of management, with further senior leaders invited to the Committee as relevant to share their perspectives and insights on key issues, challenges and external developments.
The Committee’s terms of reference are set out at: www.unilever.com/
corporategovernance.
HOW THE COMMITTEE HAS DISCHARGED ITS
RESPONSIBILITIES
In 2024, the Committee’s principal activities were as follows:
Navigating a changing external landscape
The world continues to be a turbulent place. As a business, we continue to navigate growing economic, environmental and social challenges. Many of the challenges, such as the climate emergency, nature degradation and plastic pollution, are compounded by growing geopolitical divides and economic difficulties. At the same time, there is an increase in the number of litigation cases, investors are demanding stricter environmental and social governance, and there is progressive regulation on sustainability and reporting. The result is an operating context that requires the utmost diligence and awareness of emerging risks, and capacity to respond.
Committee members closely scrutinised the processes for forecasting, tracking and managing issues that present material risks to the reputation of the business. In addition, at each meeting, the Committee reviews significant developments in the corporate sustainability landscape, and litigation and regulatory matters that may have reputational impact.
This year, the Committee also discussed litigation and trends arising from emerging regulation, competition law compliance, as well as stakeholder and media response to Unilever’s new climate strategy and advocacy priorities, NGO activism and government response on
ESG. Among other things, the Committee also had detailed
discussions on occupational health, safety and security, the updated
CTAP, business integrity risks, human rights, and women’s safety.
Overseeing Code of Business Principles compliance
Our consumers trust us to do business with integrity. Maintaining our reputation and continued business success requires the highest standards of behaviour and compliance. The Code and associated
Code Policies set out the ethical standards of conduct expected of all
Unilever employees in their business endeavours. Any breach is classified as an ethical, legal and regulatory risk to the business (see pages 58 and 59).
The Corporate Responsibility Committee oversees the Code and Code
Policies, including those related to anti-corruption and bribery, ensuring that they remain fit for purpose and are appropriately applied, including the mechanisms for implementing the Code and Code Policies. The
Committee actively reviews an analysis of investigations into non-
compliance with the Code and Code Policies, including those related to anti-corruption and bribery, and discusses any trends or learnings arising from these investigations. There were no material matters in the context of the Unilever Group.
This year, the Committee acknowledged Unilever’s strong speak-up culture and strong recognition of Business Integrity in the UniVoice survey.

Unilever Annual Report on Form 20-F 2024	93

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REPORT OF THE CORPORATE RESPONSIBILITY COMMITTEE

Responsible Partner Policy (RPP) compliance
Extending Unilever’s business principles to our suppliers
and distributors is essential if Unilever is to do business with integrity, demonstrate high standards, and fight corruption in all forms. The
Responsible Partner Policy (RPP) sets out Unilever’s requirements that third parties conduct business with integrity and with respect for human rights and core labour principles. Breaches of third-party compliance can pose a risk to the business.
The Committee rigorously examines Unilever’s compliance processes and programmes, and management of the risk of our external business partnerships. In addition, the Committee tracks compliance with
Unilever’s RPP to identify any trends or process improvements. This year, the Committee focused on the creation of a singular programme for upstream suppliers and downstream customers and distributors, and the roadmap to address third parties of non-integrated parts of
Unilever, such as new acquisitions and other standalone entities.
Promoting safety and security
Safety, Health and Environment (SHE) continue to be key priorities at
Unilever. Unilever is focused on promoting a safety-first culture and
“Unilever is committed to my safety” was the top-rated question in our
UniVoice survey.
The Committee oversees Unilever’s approach to safety. It reviewed performance including TRFR as reported under the Health and Safety
Metrics. Particular emphasis was on road safety, safety culture communications, and contractor risk management. The Committee noted the business’s use of influence to raise standards in the industry.
This year saw an increase in security challenges and risks: elections took place in over 60 countries creating domestic turbulence, meanwhile international tensions increased. As a global business,
Unilever must remain aware of and agile to security risks and have processes in place to respond quickly to protect our people and our business. Throughout the year, the Committee received updates on the global security context and examined Unilever’s approach to managing heightened geopolitical and safety risks. The Committee affirmed the importance of proactively responding to geopolitical issues and the potential significant impact on the business.
Improving the health and wellbeing of employees
The CRC holds responsibility for the health and wellbeing of Unilever employees, and protection from hazards. In a time of public health threats, natural disasters, geopolitical conflicts, and increasing global burden of chronic health conditions, proactive and focused
management is essential to optimise employee wellbeing. The
Committee commended the actions taken by the business to support employees, such as the Healthier U programme, which continues to deliver externally validated, statistically significant improvements in nutrition and BMI, quality of life, sleep, and mental health and work productivity. Psychological safety strongly correlates with higher performance and is a key enabler of employee wellbeing. The
business has also deployed a psychological safety assessment instrument and multiple training pathways and toolkits.
Respecting and promoting human rights
Respect for human rights remains a foundation of Unilever’s business, serving to reduce risk, enhance reputation and support brand growth.
Whilst we acknowledge that business has the ability to contribute to positive human rights outcomes, we must ensure that we are first addressing any harm and the ongoing human rights challenges that continue to be found in every global value chain.
The Committee evaluated the Human Rights strategy, governance and accountability, focusing on priorities and potential risks to the strategy and its implementation. The Committee ensured clear decision-making processes are in place, and senior leaders are equipped to embed human rights commitments across business decisions, including where
Heightened Human Rights Due Diligence (HHRDD) should be
undertaken.
The Committee also reviewed Unilever’s 2024 Modern Slavery
Statement. The statement is part of Unilever’s legislative requirement to annually publish a statement describing the steps taken to prevent modern slavery in the business and supply chain. In 2024, the
Statement focused on the continued implementation of our forced labour action plan, engagement with rightsholders and programme evaluation.
The review of the approach and statement content was a new duty for the Committee, reflecting a more robust governance procedure and ensuring a deep level of human rights oversight.
Delivering ambitious new sustainability goals
This year, in line with the Growth Action Plan, Unilever refocused the sustainability strategy on four priorities: climate, nature, plastics and livelihoods. These priorities are of material importance to the business, and where we have the potential to make the biggest impact. The
Committee reviewed the new 15 short- to medium-term goals aligned and corresponding long-term ambitions, aligned to the four priorities.
The goals are supported by an elevated advocacy agenda to shape the external context.
The Committee discussed the launch and external communication of the goals, operational delivery and performance management, and opportunities to leverage Unilever’s brands to drive retailer activation and consumer preference for sustainability. The Committee also discussed material sustainability-related risks and opportunities for the business.
Progressing towards net zero
Unilever’s first Climate Transition Action Plan (CTAP) was approved by shareholders at the 2021 AGM. It set out Unilever’s then climate targets, an analysis of our value chain emissions, and the actions we intended to take to address them. The Board and management
committed to developing the CTAP in line with best practice.
This year, the Committee reviewed the updated CTAP, reflecting our new climate goals and a more granular understanding of our
emissions, including Business Group and operational hotspots. The updated CTAP also considers new external guidance for transition plans, such as recommendations from the UK Transition Plan
Taskforce, the European Sustainability Reporting Standards and
International Financial Reporting Standards. The Committee noted that the CTAP met stakeholders’ expectations for ambitious 1.5°C-aligned targets, clarity on the priority levers to reduce emissions, transparency on the risks and scale of the challenge, and for the Plan to be embedded into overall business strategy and performance. The updated CTAP was presented to shareholders at the 2024 AGM for an advisory vote and received 97.5% approval.

94	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REPORT OF THE CORPORATE RESPONSIBILITY COMMITTEE

The Committee also provided guidance on the ‘scaling and innovation gap’, which represents the gap between our new 2030 target and our forecast 2030 emissions. Delivery of the identified levers and overcoming the gap will be demanding and require innovation and systems change – a challenge facing all companies and society. The
Committee and management will continue to work together on
post-2030 pathways to net zero.
Sustainability Progress Index
Unilever’s Reward Framework includes a Performance Share Plan
(PSP). This long-term incentive plan is linked to financial performance, as well as performance against sustainability goals (see pages 48, 102 and 225).
To come to a view on Unilever’s performance on its sustainability goals for the purposes of reward, the Committee and the Compensation
Committee (CC) jointly evaluate performance against a Sustainability
Progress Index (SPI).
2024 SPI outcome
SPI performance is determined by four equally weighted KPIs and targets – one for each of Unilever’s sustainability pillars. In making their assessment, the Committee and the CC review quantitative and qualitative progress across the sustainability pillar and delivery against the respective sustainability targets. This year, for the first time, the SPI performance was assessed using only in-year data.
The Committee considers the performance outcome of SPI and
provides relevant input and guidance to the CC in relation to the recommendation on SPI outcome. This joint assessment forms part of the CC’s overall recommendation on the SPI outcome (see page 103).
Updating the Sustainability Progress Index 2024–2026
Due to the required changes in methodology and scope, it is necessary to revise our SPI climate targets for 2025 and 2026. This requires us to update the Scope 1 and 2 emissions targets for 2025 and 2026 (SPI
2024–2026). The Committee reviewed the reasons for the change and impact, and agreed to update the Scope 1 and 2 targets for 2025 and
2026.
Sustainability Progress Index 2025–2027
As agreed in 2023 during the Directors’ Remuneration Policy review, from SPI 2024–2026 onwards, the SPI will be assessed using four metrics aligned with Unilever’s sustainability focus areas. Each target will have a numeric performance range (threshold and maximum) that will drive the outcome, and the target will be disclosed prospectively for a three-year period.
The Committee and the CC reviewed and approved the targets for
2027, as they relate to PSP 2025–2027.
EVALUATION OF THE CORPORATE
RESPONSIBILITY COMMITTEE
The Committee carried out an assessment of its effectiveness and performance in the year. The process was administered by a
questionnaire and overseen by the Chief Legal Officer and Group
Secretary.
The Committee noted that the members held a short tenure at the end of 2024 but observed that the Committee meetings they attended were positively received. The feedback was also provided to the Board as part of its evaluation of the overall performance and effectiveness of the Board.
Susan Kilsby
Chair of the Corporate Responsibility Committee
Ruby Lu
Judith McKenna

Unilever Annual Report on Form 20-F 2024	95

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

Directors’ Remuneration Report

The Committee remains committed to ensuring that remuneration for the Executive Directors aligns with the interests and experience of shareholders.

Andrea Jung Vice Chair, Senior Independent Director and Chair of the Compensation Committee

On behalf of the Compensation Committee, I am pleased to present
Unilever’s Directors’ Remuneration Report 2024. It describes the 2024 remuneration outcomes, as well as the implementation of the Directors’
Remuneration Policy in 2025.
BUSINESS PERFORMANCE CONTEXT
The Committee recognised the performance improvements that have been delivered compared with the prior year. While it is still early in the delivery of the GAP 2030 strategy, the Committee noted this positive progress, both in absolute terms and relative to industry peers.
The Committee also recognised the improvements in profitability and competitiveness as well as strong cash generation. Challenges in competitiveness had negatively influenced the Committee’s final deliberations in 2023. Additionally, the experience of shareholders during 2024 was a key consideration, with the Committee recognising the positive movement in the share price, which had also weighed negatively on overall performance and the annual bonus outcomes in
2023.
However, the Committee fully acknowledges we have a long way to go to reach the GAP 2030 objectives.
INCENTIVE OUTCOMES FOR THE EXECUTIVE
DIRECTORS
2024 annual bonus
Under the formulaic outcomes, a bonus of 122% of target opportunity was calculated for the Executive Directors.
The Committee reviewed the outcome for the Executive Directors within the broader performance context and determined that this was appropriate. The significant outperformance on the underlying operating profit growth measure, as well as on the free cash flow measure, was somewhat balanced with performance slightly below target on underlying sales growth. When considering financial performance, the review included measures such as underlying return on invested capital (ROIC) (18.1%) and underlying operating margin
(18.4%), again demonstrating positive progress. In particular, the
Committee recognised the improvements in underlying earnings per share, increasing by 14.7% compared with the prior year.
The Committee also reviewed the competitiveness performance, and while we are closing the gap, we are not yet satisfied with our market share. This was considered through multiple lenses, with support from the CFO and his function, to understand where progress had been made and where challenges remain.
The Committee was satisfied that a bonus outcome 7 percentage points higher than the previous year was aligned with the
improvements in performance on both an absolute and relative basis. It was important to the Committee that improvements in bonus outcomes were applied across all levels of the organisation this year, as the performance enhancements were a product of a collaborative effort involving everything from strategic decision-making to disciplined execution.
2022–2024 Performance Share Plan (PSP)
Of the two Executive Directors, the outcomes under this plan are only relevant to the CFO, as the CEO did not participate in this award cycle.
Under the formulaic outcomes, a performance-based vesting of 95% of target opportunity was calculated. As with the annual bonus, the
Committee reviewed this outcome within the broader performance context and determined that this was appropriate. Despite showing recent improvement, the competitiveness measure over the entire three-year performance period pulled down the overall final outcome.
The level of performance across the other three performance
measures being above target means that the aggregate outcome is close to target. This was assisted in particular by the level of outperformance on the ROIC measure, as noted above.
The improved outcome, compared with the previous cycle (63%), is also supported by a review of other performance measures – such as a three-year view of total shareholder return (TSR) – which were not part of the formulaic calculation in this award cycle. The positive relative performance on this measure provided additional reassurance to the Committee that the formulaic outcome was appropriate, and no adjustments were made to the formulaic calculation.

96	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

DIRECTORS’ REMUNERATION REPORT

WIDER STAKEHOLDER CONSIDERATIONS
When considering the annual bonus and PSP outcomes, the
Committee carefully reflected upon the experiences of our wider stakeholders to ensure that outcomes were aligned.
Our shareholders
The Committee conducted comprehensive consultations
with shareholders and proxy advisers in 2023 in respect of the renewal of the Remuneration Policy and its implementation. The input gathered from this process continues to shape the Committee’s thinking and has directly informed our approach to remuneration. The Directors’
Remuneration Policy was approved with 97.69% of the votes, and the
Directors’ Remuneration Report with 97.96% of the votes at the 2024
AGM.
The Committee remains committed to ensuring that remuneration for the Executive Directors aligns with the interests and experience of shareholders. In particular, the Committee reviewed the total shareholder return performance (in euro) over 2024 and over a longer horizon of three years. On both an absolute and relative basis, the
Committee was satisfied with this performance, with Unilever delivering a return of 31% over 2024 and 33% from 2022–2024, placing it first and third, respectively, within its performance peer group of 18 companies. In 2024, we returned €5.8 billion to PLC shareholders through dividends and share buybacks, having completed a €1.5 billion buyback programme during the year.
Our colleagues
The Committee is periodically updated on matters impacting the compensation of the workforce, including salary reviews and the operation of annual bonus schemes. Particular topics of interest for the
Committee include the living wage and the general alignment of incentives and rewards with Unilever’s culture.
Fairness in the workplace is a core pillar of our Code of Business
Principles and incorporates our Framework for Fair Compensation.
As part of our Framework’s living wage element, we are committed to paying a living wage to all our direct employees, which we achieved in
2020. In 2021, we received our first global independent accreditation as a living wage employer from the Fair Wage Network. In 2024, we were awarded our second global independent accreditation as a living wage employer. The data disclosed excludes employees who are not integrated into Unilever’s global reward structure and human resources information system.
Unilever is also using our experience to extend this commitment to our supply chain. Our goal is to have 50% of our procurement spend with suppliers who have signed the Living Wage Promise by 2026. Thanks to investment by Unilever and others, WageIndicator now provides public living wage estimates for 173 countries, enabling our suppliers to get started.
Sustainability
The Committee had one joint meeting with the Corporate
Responsibility Committee (CRC) during the year. The Committees evaluate the degree of stretch, performance and external context against the Sustainability Progress Index (SPI) targets. This joint assessment informs the Compensation Committee’s overall decision on the SPI outcome, which was 115% for the final year (2024) and 118%
over the three-year performance period for the 2022-2024 PSP. More details are included in the CRC report.
Due to an improved greenhouse gas (GHG) measurement
methodology and to ensure alignment with our SBTi Scope 1 and 2 target, Unilever is revising its Climate Scope 1 and 2 emissions target for 2025 and 2026. The Committees reviewed the reasons for
the change and impact and agreed to update the SPI targets
accordingly. The Committees also reviewed and approved the SPI targets for the 2025–2027 PSP.
EXECUTIVE DIRECTOR CHANGES
As announced on 25 February 2025, Hein Schumacher stepped down as CEO and as a Board Director with effect from 1 March 2025 by mutual agreement and will leave the company on 31 May 2025. He will be treated as a good leaver for the purposes of his remuneration.
Hein will continue to receive his current level of fixed pay up to the cessation of his employment on 31 May 2025. He will then be eligible for a payment in lieu of the remainder of his notice period. He will be eligible to receive a bonus for the period to 30 April 2025 payable at the normal time in 2026 subject to performance and 50% deferral. Hein will not be granted a 2025 PSP award. Hein will be treated as a good leaver under the Remuneration Policy for the purposes of his outstanding incentives. All unvested PSP awards will be pro-rated for time. Further details of Hein’s leaving arrangements are set out on page 109.
From appointment on 1 March 2025, Fernando’s remuneration will be aligned with the terms of the Remuneration Policy for the CEO role. He will receive fixed pay of €1,800,000 (which has been set at a lower level than that of his predecessor) and be eligible to participate in an annual bonus with a maximum opportunity of 225% of fixed pay, and a performance share plan with a maximum opportunity of 400% of fixed pay. For 2025,
Fernando’s bonus opportunity will be pro rated to reflect that he served part of the year as CFO. In determining Fernando’s fixed pay the Committee took into consideration his experience and performance in roles to date, and appropriate benchmarks given Unilever’s global scale, complexity and market capitalisation. In the Committee's view the package appropriately reflects his experience combined with the requirement to provide a market competitive package. Fernando’s package is below the median of our peer group and will be eligible for fixed pay review in early 2026 as normal.
Further details of Fernando’s 2025 remuneration are set out on page 100.
EXECUTIVE DIRECTOR REMUNERATION FROM
2025
In addition to aligning pay with performance, the Committee agreed that consistency in approach over time is valuable across all our stakeholder groups. The positive feedback and voting outcome from shareholders last year provided further support for this view.
We therefore decided to retain the same structure, performance measures and weightings for the annual bonus and PSP plans going into 2025. In line with this, the Committee has not made any changes to the remuneration for the Executive Directors beyond the fixed pay increase for the
CFO (Fernando Fernandez) described below.
CFO fixed pay increase
As noted in last year’s report, the Committee considered investor feedback carefully. As a result, the Board decided to freeze the CEO’s fixed pay for 2024 and 2025. No change has therefore been made to the departing CEO’s fixed pay for 2025.
As also noted at that time, the Committee set the fixed pay
for Fernando as the incoming CFO (effective 1 January 2024) around
6% below the incumbent. Given the changes made
to the structure of the Executive Leadership team effective 1 January
2025, the CFO assumed additional responsibilities for supply chain and procurement, digital and technology, and business services.
The Committee considered these factors alongside external
remuneration benchmarking data for the role. We concluded that an increase of 7.5% for the CFO (slightly higher than the wider workforce increase) was appropriate in light of all these factors. No further increase would have been applied for the CFO for 2025. Following this decision, as disclosed above, it has subsequently been decided that the CFO would take on the CEO role from 1 March 2025 and as such, his remuneration from this date reflects this change in role.
As always, the Committee will continue to benchmark the Executive
Director roles against the external market for companies of similar size and complexity to ensure we pay competitively to attract and retain high-quality senior leadership.

Unilever Annual Report on Form 20-F 2024	97

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

DIRECTORS’ REMUNERATION REPORT

PREVIOUS EXECUTIVE DIRECTORS
When setting the departure terms of the former CEO (Alan Jope), the
Committee agreed that he would be treated as a good leaver under the
PSP plan rules. His 2021 PSP (in relation to which he worked throughout the performance period) has therefore vested and was disclosed last year.
In respect of the 2022 PSP, the Committee at that time agreed, as part of the former CEO’s legal separation agreement, that this award should remain eligible to vest on the normal vesting date without a pro-
rata reduction for time served, provided that at the end of the performance period, the Compensation Committee is satisfied he has complied with any requirements concerning the handover of his duties.
Having reviewed this criterion following the end of the performance period, the Committee has determined that the former CEO has satisfied the vesting condition. As such, it vested on 13 February 2025 at 95% of target.
The 2023 PSP award for the former CEO was pro-rated pre-emptively at grant by 6/36ths, to reflect time in role. Vesting will be determined based on the performance outcome assessed in early 2026.
For the former CFO (Graeme Pitkethly), the Committee agreed as part of his legal separation agreement that he would be treated as a good leaver under the PSP plan rules. As such, his 2022 and 2023
outstanding PSP awards would continue to vest on the normal vesting date, subject to the achievement of the relevant performance conditions, but without any application of time pro-rating, provided the
Committee is satisfied that the former CFO has remained in retirement.
The Committee is satisfied this criterion has been met, and as such, the
2022–2024 PSP vested on 13 February 2025 at 95% of target.
As for the former CEO, vesting of the 2023 PSP award will be determined based on the performance outcome assessed in early
2026.
The discretion applied under the PSP plan rules to allow some (but not all) of the PSP awards to vest without a pro-rata reduction for time served was applied at a time of significant management change and business uncertainty; the Committee determined that this treatment would facilitate a smooth transition in this unique and exceptional context facing Unilever at this time.
The decisions do not set a precedent for how the Policy will be implemented for future Executives. As demonstrated by the best practice treatment being applied to Hein Schumacher's outstanding
PSPs, it is important for the Committee to make clear that we would apply a pro-rata reduction to vesting PSP awards to reflect time in service for future good leavers.
NON-EXECUTIVE DIRECTOR FEES
Following a detailed review, the Committee decided to increase the
Chair fee by just under 10% to £725,000 per year (effective 1 April
2025). This aligns to the market median Chair fee of the FTSE 30, while recognising that the size of Unilever is considerably above the upper quartile of this group.
Fees for the other Non-Executive Directors will be reviewed during the first half of 2025 to ensure they remain competitive and reflective of the size and responsibilities of the roles, with any updates disclosed in next year’s report.
LOOKING FORWARD
The Committee is firmly committed to ensuring that remuneration remains closely aligned with performance, within a robust governance framework.
We will continue to actively engage with management on
the implications of the European Sustainability Reporting Standards
(ESRS) and the EU Pay Transparency Directive on how we pay our
colleagues, as well as how we communicate pay to our stakeholders.
The Committee looks forward to providing more on this next year.
Finally, I would like to update you that I will not be standing for re-
election as a Director at this year’s Annual General Meeting.
Personally, as well as on behalf of the Committee and the entire Board,
I thank all shareholders and their representatives for their continued
support.
Andrea Jung
Chair of the Compensation Committee

98	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

DIRECTORS’ REMUNERATION REPORT

COMMITTEE MEMBERS AND ATTENDANCE

Attendance
Andrea Jung Chair	5/5
Nils Andersen (member until 1 May 2024)	3/3
Judith Hartmann (member until 1 May 2024)	3/3
Judith McKenna (member since 1 May 2024)	2/2
Ian Meakins	5/5
Nelson Peltz	4/5
This table shows the membership of the Compensation Committee together with their attendance at meetings during 2024. Attendance is expressed as the number of meetings attended out of the number eligible to attend.
The Committee is comprised of four Non-Executive Directors, including
Andrea Jung as the Chair. Nils Andersen and Judith Hartmann stepped down from the Committee at the AGM in May 2024. Judith McKenna joined the Board on 1 March 2024 and the Committee from 1 May
2024.
Other attendees at Committee meetings in 2024 included the Chief
Executive Officer, Chief Legal Officer & Group Secretary, Chief
Employment Law Counsel, Chief People Officer, Head of Expertise &
Innovation, Group Head of Reward, Chief Research & Development
Officer, Chief Sustainability Officer, Global Head of Sustainable
Business Performance & Reporting, Global Head of Sustainability
Compass & Markets, Deputy Chief Financial Officer & Controller, and
advisers to the Committee (see below).
No individual Executive Director was present when their
own remuneration was being determined to ensure there was no conflict of interest.
ROLE OF THE COMMITTEE
The Committee is concerned with the remuneration and benefits of the
Directors and other members of the Unilever Leadership Executive. It also has responsibility for the design and terms of all-employee share-
based incentive plans and Executive cash or share-based incentive plans. Finally, it sets the remuneration policy for, and is responsible for the performance evaluation of, the Unilever Leadership Executive and
Executive Directors.
The Committee’s terms of reference are contained within ’The
Governance of Unilever’, which is available on our website.
As part of the Board evaluation carried out in 2024, the Board evaluated the performance of the Committee. The Committee also carried out an assessment of its own performance in 2024 via a third-
party provider (Nasdaq). Following these evaluations, improvements will be made in 2025 in relation to the use of written resolutions and the format of requested management information by the Committee to provide suitable context for decision-making. Overall, the Committee members concluded that the Committee is performing effectively.
ACTIVITIES OF THE COMMITTEE
During 2024, the Committee met five times and its activities included:
■determining the annual bonus outcome;
■determining the result of the Performance Share Plan (PSP) awards for the CFO, former Executive Directors, and the Unilever
Leadership Executive (ULE);
■setting the annual bonus and PSP performance measures and
targets;
■setting fixed pay for the CFO;
■tracking external developments and assessing their impact on
Unilever’s Remuneration Policy and its implementation;
■reviewing pay gap data; and
■assessing Sustainability Progress Index (SPI) performance
outcomes and setting measures and targets along with the
Corporate Responsibility Committee (CRC).
ADVISERS
While it is the Committee’s responsibility to exercise independent judgement, the Committee requests advice from management and professional advisers, as appropriate, to ensure that its decisions are fully informed given the internal and external environment.
PricewaterhouseCoopers LLP (PwC) was appointed by the Committee to provide independent advice on various matters it considered. During
2024, the wider PwC network firms have also provided other tax and consultancy services to Unilever, including tax compliance and other tax-related services, cyber security services, internal audit advice, third-party risk and compliance advice, and merger and acquisition support. PwC is a member of the Remuneration Consultants Group and, as such, voluntarily operates under the code of conduct in relation to executive remuneration consulting in the UK, which is available online at www.remunerationconsultantsgroup.com (Code of Conduct:
Executive Remuneration Consulting).
Given that PwC operates under the Remuneration Consultants
Group’s code of conduct, the Committee is satisfied that the advice of the PwC engagement partner and team, which provide remuneration advice to the Committee, was objective and independent. They do not have connections with Unilever that might impair their independence.
The Committee reviewed the potential for conflicts of interest and judged that there were appropriate safeguards against such conflicts.
In addition, the Committee conducts annual reviews with each
Executive Director and member of the ULE to ensure there are no personal conflicts. The fees paid to PwC in relation to advice provided to the Committee in the year to 31 December 2024 were £145,600.
This figure is calculated based on time spent and expenses incurred for the majority of advice provided, but on occasion, for specific projects, a fixed fee may be agreed.

Unilever Annual Report on Form 20-F 2024	99

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

DIRECTORS’ REMUNERATION REPORT

At a glance summary of 2024 remuneration
WHAT DID WE PAY OUR EXECUTIVE DIRECTORS IN 2024?
€316
€nil
€316
€751
€751
All figures in the table are in €'000. Performance Share Plan (PSP) actual values for the CEO are nil as he did not receive a grant under the
2022–2024 PSP given his appointment in 2023. PSP actual values for the CFO reflect awards granted when he was in a role below Board level.
2024 Annual Bonus Outcomes
The measures and performance against targets (shown in the bars) are set out below. All performance ranges are straight line between threshold and maximum.

Performance measure	Weighting			% of target
Underlying sales growth	40%	1.00%	7.00%	80%
Underlying operating profit growth (including restructuring costs)	30%	-3.20%	6.80%	150%
Free cash flow(a)	30%	€4.8bn	€6.3bn	150%
Overall performance based on the formulaic outcome		0%	150%	122%
4.20%
€7.0bn
122%
Maximum
150%
Target
100%
Threshold
0%
9.50%
(a)Free cash flow (excluding taxes paid on disposals)
2022–2024 Performance Share Plan Outcome
The measures and performance against targets (shown in the bars) are set out below. All performance ranges are straight line between threshold and maximum.

Performance measure	Weighting				% of target
Competitiveness: % business winning	25%		45%	60%	—%
Cumulative free cash flow (current FX)	25%	€16.0bn		€22.0bn	108%
Underlying return on invested capital (exit year %)	25%	15%		19%	155%
Sustainability Progress Index (Committee assessment of SPI progress)	25%	0%		200%	118%
Overall performance based on the formulaic outcome		0%		200%	95%
Maximum
200%
Target
100%
Threshold
0%
44.3%
18.1%
118%
95%
€19.2bn

100	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

DIRECTORS’ REMUNERATION REPORT

At a glance summary of 2025 remuneration
Elements of remuneration and implementation of the Remuneration Policy for Executive Directors

Elements of remuneration	Summary of Policy for Executive Directors	Implementation in 2025

Fixed Pay(a)	■Paid in cash.	■Hein Schumacher: €1,850,000 (—% increase) ■Fernando Fernandez ■CFO from 1 January 2025 to 28 February 2025: €1,263,125 (7.5% increase) ■CEO from 1 March 2025: €1,800,000
Benefits
■Benefits include provision of death, disability and medical insurance cover, Directors’ liability insurance and actual tax return preparation costs. Other benefits may be provided in the future where it is considered necessary by the Committee and/or required by legislation.

Annual Bonus
■Maximum opportunity: 225% of fixed pay.
■Business performance multiplier of between 0% and 150%
of target amount.
■50% of net bonus deferred into shares for three years.
■Dividend equivalents may be earned.
■Subject to clawback, malus, recovery, ultimate remedy and
discretion provisions.

Target/Maximum award:
■CEO: 150%/225% of fixed pay
2025 pro-ration:
■Hein Schumacher will be eligible for a time pro-rated CEO annual bonus to 30 April 2025
■Fernando Fernandez’s 2025 annual bonus opportunity will be pro-rated to
reflect his time as CFO (1 January 2025 to                        28 February
2025) and his time as CEO (from 1 March 2025)
Performance measures:
■Underlying sales growth: 40%
■Underlying operating profit growth including restructuring costs: 30%
■Free cash flow: 30%

Performance Share Plan (PSP)
■Maximum opportunity: 400% of fixed pay for the CEO and
320% of fixed pay for the CFO.
■At target, 50% of maximum vests.
■Vests after three years, with additional two-year retention period.
■Dividend equivalents may be earned to the extent that the
award vests, and in respect of the retention period.
■Subject to clawback, malus, recovery, ultimate remedy and
discretion provisions.

Maximum award:
■CEO: 400% of fixed pay
■CFO: 320% of fixed pay
2025:
■Hein Schumacher will not be eligible for a 2025 PSP
■Fernando Fernandez’s 2025 target PSP award will be 200% of his new salary of €1,800,000
Performance measures:
■Underlying sales growth: 25%
■Relative total shareholder return versus bespoke peer group:(b) 30%
■Underlying return on invested capital: 30%
■Sustainability Progress Index: 15%

Malus and clawback potential triggers(c)		Malus	Clawback
	Downward restatement of results	■	■
	Error in calculation or misleading data	■	■
	Corporate failure	■	■
	Gross misconduct/negligence	■
	Material breach of Unilever’s Code of Business Principles/any Unilever Code Policy	■
	Breach of restrictive covenants	■
	Conduct by the individual that results in significant losses or serious reputational damage to Unilever	■

Malus applies during the three-year deferral/vesting period for deferred bonuses/PSP awards respectively.
Clawback can be applied for up to three years from the payment of a bonus award, and up to two years from vesting or the start of any retention period (whichever is later) for the PSP awards.

■CFO: 120%/180% of fixed pay
(a)The peer group for pay benchmarking consists of: Anheuser-Busch InBev, Beiersdorf, British American Tobacco, Coca-Cola, Colgate-Palmolive, Danone, Diageo, Haleon, Heineken,
Henkel, Kimberly-Clark, Kraft Heinz, L’Oréal, LVMH, Mondelēz, Nestlé, PepsiCo, Pernod Ricard, Procter & Gamble, and Reckitt Benckiser. The peer group is reviewed regularly and companies are added and/or removed at the Committee’s discretion to ensure that it remains appropriate.
(b)The 2025 TSR peer group is on page 102.
(c)The malus provision allows the Compensation Committee to adjust the cash bonus or share awards downwards before the award is delivered or vests (should specified events occur). The clawback provision allows the Compensation Committee to recover the repayment of a cash bonus or shares that formed part or all of an award that has already been delivered or vested
(again, should specified events occur).
Illustration of remuneration delivery timeframes
The timeframe for each of the elements of remuneration is outlined below:

	Performance year	+1	+2	+3	+4

Fixed Pay

Benefits

Annual Bonus	Performance period	Deferral period(a)

PSP	Performance period			Retention period (b)

Malus & Clawback	Malus & Clawback period

50% paid in cash
Vesting
(a)Deferral period – released after three years (50% of bonus earned).
(b)Retention period – released after two years (100% of vested award).

Unilever Annual Report on Form 20-F 2024	101

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

DIRECTORS’ REMUNERATION REPORT

2025 performance measures and link to strategy

Incentive plan	Performance measure	Link to strategy

Short term: annual bonus(a)	Underlying sales growth at constant FX rates (USG) (40%)	Clear, simple and well-understood measure supporting the achievement of Unilever’s growth ambition.
	Underlying operating profit growth at current FX rates (UOP) (30%)	Provides a focus on absolute profitability as an indicator of driving shareholder value.
	Free cash flow (FCF) at current FX rates (30%)	Provides clear focus on the achievement of Unilever’s cash generation ambition.
Long term: PSP	Underlying sales growth (USG) (25%)	The primary driver of value creation in our multi-year financial growth model.
	Relative total shareholder return(b) (30%)	Aligns remuneration with shareholders’ experience and allows us to measure relative performance.
	Underlying return on invested capital (average) (30%)	Supports disciplined investment of capital within the business and encourages acquisitions that create long-term value.
Sustainability Progress Index (15%)
Sustainability is a strategic imperative for our business and a key part of our
Growth Action Plan 2030.
In May 2024, we launched our refocused sustainability strategy, with 15 near- and medium-term goals to accelerate action in four priority areas where we can deliver the greatest impact: Climate, Nature, Plastics and Livelihoods. To ensure focused progress, the CRC and Compensation Committee have agreed four KPIs (one for each priority area) to assess in progress towards Unilever’s sustainability goals
(see pages 36 and 37).

(a)The performance ranges for annual bonus will be disclosed next year.
(b)The TSR peer group for 2025 is shown on page 102.

102	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

DIRECTORS’ REMUNERATION REPORT

2025–2027 PSP performance targets

Measure	Weighting	Vesting at threshold	Threshold	Maximum (200% of target)

Underlying sales growth (USG) (average)	25%	50%	3.4%	6.0%

Relative total shareholder return(a)	30%	50%	10th (median)	1st–5th (upper quartile)

Underlying return on invested capital (average)	30%	0%	18.2%	19.2%

Sustainability Progress Index(b)	15%	0%
Climate: The percentage change in greenhouse gas (GHG) emissions from energy and refrigerant use in our operations in the given period in the reporting year, in comparison to the same period in 2015.(c)			-75%	-85%
Nature: The total hectares of land, forests and oceans (as measured by ocean floor area) that Unilever programmes help protect and/or regenerate, reported annually as a cumulative total as at the end of the financial year.
			1m hectares	1.5m hectares
Plastics: The percentage change in the total tonnes of virgin plastics used in the packaging for our products, in the given period in the reporting year in comparison to the same period in 2019.			-30%	-40%
Livelihoods: The percentage of our procurement spend in the financial year which is with suppliers who have signed the Living Wage promise by the end of the financial year.			50%	60%

All measures are straight line between threshold and maximum.
(a)The TSR peer group for 2025 is unchanged and consists of: Beiersdorf, Church & Dwight, Coca-Cola, Colgate-Palmolive, Danone, Estée Lauder, General Mills, Haleon, Henkel, Kenvue,
Kimberly-Clark, Kraft Heinz, L’Oréal, Mondelēz, Nestlé, PepsiCo, Procter & Gamble, and Reckitt Benckiser.
(b)SPI measures unaudited.
(c)Due to an improved greenhouse gas (GHG) measurement methodology and to ensure alignment with our SBTi Scope 1 & 2 target, Unilever is adjusting its Climate Scope 1 & 2 emissions targets for 2025 and 2026. The Committees reviewed the reasons for the change and impact and agreed to update the SPI targets accordingly. The methodology is consistent with that used to set the 2025–2027 PSP targets.

Unilever Annual Report on Form 20-F 2024	103

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

DIRECTORS’ REMUNERATION REPORT

ANNUAL REPORT ON REMUNERATION
This section, including the ’At a glance’ on page 99, sets out how the Remuneration Policy (which was approved by shareholders at the AGM on
1 May 2024 and is available on our website) was implemented in 2024.
The Remuneration Policy operated as intended in 2024, as set out in the Chair’s letter on page 95.
Unilever’s remuneration arrangements are aligned to its culture of rewarding performance through annual bonus and long-term incentive performance measures. Remuneration is determined throughout Unilever based on the same principles as for the Executive Directors, as set out in the Remuneration
Policy. Remuneration is controlled with pay at risk based on pre-determined performance measures with a maximum outcome. This results in predictability in the management of risks and costs. Executive remuneration is proportionate given the financial size and complexity of Unilever as determined through benchmarking with our peers. Unilever’s arrangements provide for clarity and simplicity by consisting of fixed pay, benefits, annual bonus and long-term incentives, which are transparently detailed in the Remuneration Policy and the relevant Directors’ Remuneration Report.
2024 outcomes
Single figure of remuneration and implementation of Remuneration Policy in 2024 for Executive Directors
The table below shows a single figure of remuneration for each of our current Executive Directors for the years 2023 and 2024, where applicable.

	Hein Schumacher CEO (€’000)				Fernando Fernandez CFO (€’000)
	2024	Proportion of Fixed and Variable Rem	2023 (1 June to 31 December)	Proportion of Fixed and Variable Rem	2024	Proportion of Fixed and Variable Rem	2023	Proportion of Fixed and Variable Rem
(A) Total fixed pay(a)	1,850		1,079		1,175
(B) Other benefits(b)	316		311		751
Fixed pay & benefits subtotal	2,166	39.0%	1,390	35.2%	1,926	37.6%
(C) Annual bonus(c)	3,386		1,862		1,720
(D) PSP(d)	0		0		1,478
(D) Buyout awards(e)			694
Variable Remuneration subtotal	3,386	61.0%	2,556	64.8%	3,198	62.4%
Total Remuneration (A+B+C+D)	5,552		3,946		5,124
(a)Hein Schumacher was appointed CEO effective 1 June 2023. Fernando Fernandez was appointed CFO effective 1 January 2024.
(b)Benefits include relocation and are set out on page 104.
(c)In line with the Remuneration Policy, 50% of the 2024 net annual bonus will be deferred into Unilever shares that must be held for a period of three years.
(d)Hein Schumacher is not eligible for the 2022–2024 PSP as he was appointed CEO on 1 June 2023. The data for Fernando Fernandez includes the vesting on 13 February 2025 of 9,938
PLC shares of the 2022–2024 PSP (awarded on 11 March 2022 when not an Executive Director) and 3,459 PLC shares of the 2022–2024 PSP (awarded on 28 October 2022 when not an
Executive Director). The value is calculated by multiplying the number of shares granted (including additional shares in respect of accrued dividends to 31 December 2024) by the level of vesting (% of target award) and the closing share price on 13 February 2025 (£44.83). Values have been translated into euros using the exchange rate at 13 February 2025 (€1 =
£0.8355).
(e)Data for 2023 includes the long-term incentive buyout award for Hein Schumacher, as disclosed in the 2022 Directors’ Remuneration Report, which vested on 7 May 2024. This value has been updated from the forecast figure included in the 2023 Directors’ Remuneration Report to reflect the final vesting of 9,433 PLC shares multiplied by the share price at 7 May 2024
(£42.12) and translated into euros at the exchange rate of 7 May 2024 (€1 = £0.8576). The figure also includes the cash buyout award for Hein Schumacher of €230,572 (rounded) as disclosed in the 2022 Directors’ Remuneration Report, which vested on 15 February 2024.
Unless stated otherwise, amounts for 2024 have been translated into euros using the average exchange rate over 2024 (€1 = £0.8481).
Amounts for 2023 have been translated into euros using the average exchange rate over 2023 (€1 = £0.8700).
We do not grant our Executive Directors any personal loans or guarantees.

104	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

DIRECTORS’ REMUNERATION REPORT

ELEMENTS OF SINGLE FIGURE REMUNERATION
(A) Fixed pay
Fixed pay set in euros and paid in 2024: CEO – €1,850,000 and CFO – €1,175,000.
(B) Other benefits
For 2024, this comprises:

	Hein Schumacher CEO(€)(a)	Fernando Fernandez CFO(€)(a)
	2024	2024
Medical insurance cover and actual tax return preparation costs	43,933	81,371
Death and disability	19,062	12,107
Relocation(b)	253,438	657,174
Total	316,433	750,652
(a)The numbers in this table are translated where necessary using the average exchange rate over 2024 of €1 = £ 0.8481.
(b)As disclosed in the 2022 Directors’ Remuneration Report, Hein Schumacher received relocation support in respect of his move to the UK. Hein will leave Unilever on 31 May 2025 by mutual agreement and be treated as a good leaver. The Committee will not claw back any of the relocation allowance. As disclosed in the 2023 Directors’ Remuneration Report, Fernando
Fernandez is eligible for relocation support (plus housing costs for up to six months) in respect of his move to the UK. If Fernando leaves Unilever before 1 January 2026, the Committee may claw back some or all of the relocation allowance. In 2025, relocation expenses are expected to be in the region of €250,000, with no further payments in 2026.
(C) Annual bonus
Performance outcomes for the 2024 Annual bonus are shown in the ’At a glance’ section on page 99. Actual bonus outcomes are set out below.

	Target bonus % of fixed pay	Bonus outcome as % of target	Bonus outcome as % of fixed pay	Fixed pay (€’000)	Bonus outcome (€’000)	% Bonus deferred into shares
Hein Schumacher	150%	122%	183%	1,850	3,386	50%
Fernando Fernandez	120%	122%	146%	1,175	1,720	50%
50% of the net annual bonus earned is deferred into shares (€931,013 for Hein Schumacher and €455,853 for Fernando Fernandez). Shares are
deferred for three years and not subject to performance or service conditions, in line with the Remuneration Policy.
(D) Long-term incentive 2022–2024 PSP
This includes PSP shares (operated under the Unilever Share Plan 2017) granted to Fernando Fernandez on 11 March 2022 and 28 October
2022.
Performance outcomes for the 2022–2024 PSP are shown in the ’At a glance’ section on page 99. Further detail on the outcome for the SPI measure is below.
Outcome of SPI for 2022–2024 PSP:
The SPI is an assessment of the business’s sustainability performance, made jointly by the Corporate Responsibility Committee (CRC) and the
Committee, that captures quantitative and qualitative elements. As disclosed last year, the SPI is now assessed against four metrics aligned to priority areas. For 2024, the CRC and the Committee agreed on an in-year SPI outcome taking into account performance in the areas of Climate,
Nature, Plastics and Livelihoods. For the 2022-2024 PSP performance period the SPI outcome is calculated by taking a simple average of the
SPI outcomes across the three years of the performance period. The in-year and 2022-2024 SPI outcomes are set out at the bottom of the table on the following page.

Unilever Annual Report on Form 20-F 2024	105

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

DIRECTORS’ REMUNERATION REPORT

Priority	Anchor metric	Target	2024 actual	Outcome(a)

Climate	The percentage change in greenhouse gas (GHG) emissions from energy and refrigerant use in our operations in the given period in 2024, in comparison to the same period in 2015.	-76%	-76.5%	above target
Nature	The total hectares of land, forests and oceans (as measured by ocean floor area) that Unilever programmes help protect and/or regenerate.	500k hectares	560k hectares	above target
Plastics	The percentage change in the total tonnes of virgin plastics used in the packaging for our products sold between 2019 (baseline) and 2024.	-23%	-23%	on target
Livelihoods	The percentage of our procurement spend in the financial year which is with suppliers who have signed the Living Wage promise by the end of that financial year.	28%	32%	above target
Annual SPI outcome				115%
Average SPI outcome for 2022–2024 PSP(b)				118%
(a)Assessed by the Compensation Committee and Corporate Responsibility Committee. Outcome of 115% for 2024 is in line with the 2023 outcome.
(b)SPI outcome for 2022–2024 PSP is a simple average of 115% for 2024, 115% for 2023 and 125% for 2022. SPI 2022 and 2023 outcomes can be found in the relevant Directors’
Remuneration Reports.
In 2024, Unilever scored above target for climate, nature and livelihoods. On plastics, Unilever was on-target (23% virgin plastic reduction). Our plastics performance reflects the changes we made in the year to improve the measurement of our virgin plastic and recycled plastic packaging, as part of our continuous efforts to enhance the quality of our reporting.
For 2024, we have reported a Climate Scope 1 and 2 SPI performance of -76.5% and an SBTi Scope 1 and 2 performance of -72% (see page
243 of the Sustainability Statement). This difference is due to action we have taken to improve our greenhouse gas (GHG) measurement methodology, with a more complete and accurate measurement of emissions categories previously deemed immaterial (e.g. small warehouses and small offices). As a result of this improvement, we revised the scope and the baseline of our SBTi target in 2024, in line with SBTi target guidelines and restated our performance against the SBTi target for prior years. The decision to update our SBTi target was made mid-year and had no impact on the planned 2024 decarbonisation actions to be implemented by our manufacturing teams and therefore we did not amend the scope of the SPI target in 2024. The SPI and SBTi targets will be aligned in 2025.
Value of payout under PSP
The table below shows the details of the 2022–2024 PSP vest for Fernando Fernandez.

	Number of shares granted	Number of shares vested	Value of vested shares (€’000)
Awarded 11 March 2022	9,480	9,938	1,084
Awarded 28 October 2022	3,364	3,459	394
The number of shares vested includes dividend equivalents accrued through to 31 December 2024.
The PLC share price used to calculate the value at vesting is at 13 February 2025 (£44.83), translated into euros using the exchange rate for 13
February 2025 (€1 = £0.8355).
The estimated values attributable to share price growth since the awards were granted are €263,892 for the award made on 11 March 2022 and
€49,664 for the award made on 28 October 2022.

106	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

DIRECTORS’ REMUNERATION REPORT

SCHEME INTERESTS AWARDED IN THE YEAR

PSP share awards made in 2024

Basis of award(a)	The following numbers of performance shares were awarded on 8 March 2024 (vesting on or around 12 February 2027):
CEO: PLC – 82,448 CFO: PLC – 41,893
Maximum vesting results in 200% of the above awards vesting. Dividend equivalents may be earned (in cash or additional shares) on the award when and to the extent that the award vests.
Maximum face value of awards(b)	CEO: €7,457,397 CFO: €3,789,164
Threshold vesting (% of target award)	Four variously weighted long-term performance measures. See table below for details of vesting for threshold performance.
Performance period	1 January 2024–31 December 2026 (with a requirement to hold vested shares for a further two-year retention period).
Details of performance measures	Performance measures:

2024–2026 PSP awards
Performance measure	Weighting	Vesting at threshold	Threshold	Maximum (200% target)

Underlying sales growth (USG) (average)	25%	50%	3.0%	6.0%

Relative total shareholder return (TSR)(c)	30%	50%	10th (median)	5th (upper quartile)

Underlying return on invested capital (average)	30%	0%	15.5%	17.5%

Sustainability Progress Index (Committee assessment of SPI progress)(d)(e)	15%	0%
Climate: The percentage change in greenhouse gas emissions (GHG) from energy and refrigerant use in our operations in the given period in the reporting year, in comparison to the same period in 2015.(f)			-74%	-76%
Nature: The total hectares of land, forests and oceans (as measured by ocean floor area) that Unilever programmes help protect and/or regenerate, reported annually as a cumulative total as at the end of the financial year.
			900k hectares	1.1m hectares
Plastics: The percentage change in the total tonnes of virgin plastics used in the packaging for our products, in the given period in the reporting year in comparison to the same period in 2019.			-28%	-32%
Livelihoods: The percentage of our procurement spend in the financial year which is with suppliers who have signed the Living Wage promise by the end of that financial year.			45%	55%

All measures are straight line between threshold and maximum.
(a)Based on 200% of fixed pay for the CEO and 160% of fixed pay for the CFO.
(b)Face values are calculated by multiplying the number of shares granted on 8 March 2024 (including decimals) by the share price on that day of PLC (£38.36), assuming maximum performance and therefore maximum vesting of 200% and then translating into euros using an average exchange rate over 2024 of €1 = £0.8481 (rounded).
(c)The TSR peer group for 2024 consists of: Beiersdorf, Church & Dwight, Coca-Cola, Colgate-Palmolive, Danone, Estée Lauder, General Mills, Haleon, Henkel, Kenvue, Kimberly-Clark,
Kraft Heinz, L’Oréal, Mondelēz, Nestlé, PepsiCo, Procter & Gamble, and Reckitt Benckiser.
(d)From 2026, SPI targets exclude Ice Cream.
(e)SPI measures unaudited.
(f)Since setting the original emissions targets, Unilever has introduced an improved greenhouse gas (GHG) measurement methodology. To ensure alignment with our SBTi Scope 1 & 2 target, the Climate target has been updated to reflect this new methodology. The targets remain as stretching as originally intended.

Unilever Annual Report on Form 20-F 2024	107

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

DIRECTORS’ REMUNERATION REPORT

Annual bonus deferral share awards made in 2024

Basis of award(a)	The following numbers of annual bonus deferral shares were awarded on 22 March 2024:
	CEO: PLC – 11,036	CFO: PLC – 10,037
Annual bonus deferral shares accrue dividends.
Face value of awards(b)	CEO: €517,447	CFO: €470,606
Deferral period	22 March 2024–22 March 2027.
Details of performance measures	No performance measures.
(a)Based on 50% of the net bonus for 2023 as set out on page 134 of the 2023 Directors’ Remuneration Report.
(b)Face values are calculated by multiplying the number of shares granted on 22 March 2024 (including decimals) by the share price on that day of PLC (£39.77) and translating into euros using an average exchange rate over 2024 of €1 = £0.8481 (rounded).
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
When calculating an Executive Director’s personal shareholding, the following methodology is used:
■fixed pay at the date of measurement;
■shares in PLC will qualify provided they are personally owned by the Executive Director, by a member of their immediate family, or by certain corporate bodies, trusts or partnerships, as required by law from time to time (each a ‘connected person’);
■shares or entitlements to shares that are subject only to the Executive Director remaining in employment will qualify on a net of tax basis
(including deferred bonus awards); and
■shares awarded on a conditional basis will not qualify until the moment of vesting (i.e. once the precise number of shares is fixed after the vesting period has elapsed).
The share price for the relevant measurement date will be based on the average closing share prices and the euro/sterling/US dollar exchange rates from the 61 calendar days prior to and including the measurement date.
The table below shows the Executive Directors’ (and if applicable their ‘connected persons‘) interest in PLC ordinary shares and share ownership against the minimum shareholding requirements as at 31 December 2024.
Executive Directors’ and their connected persons’ interests in shares and share ownership

	Share ownership guideline as a % of fixed pay (as at 31 December 2024)	Have guidelines been met (as at 31 December 2024)	Actual share ownership as a % of fixed pay (as at 31 December 2024)(a)	Shares held as at 1 January 2024		Shares held as at 31 December 2024(b)
				PLC	PLC ADS	PLC	PLC ADS
CEO: Hein Schumacher(c)	500%	No	75%	5,491	0	24,811	0
CFO: Fernando Fernandez	400%	Yes	1,468%	261,793	0	310,479	0
(a)Calculated based on the methodology set out above and the headline fixed pay for the CEO and CFO as at 31 December 2024.
(b)PLC shares are ordinary 3 1/9p shares. Includes any accrued deferred bonus dividend shares that are reinvested.
(c)Hein Schumacher was appointed on 1 June 2023 and had five years from the date of his appointment to achieve his personal shareholding requirement. As he has not met his required level, as noted on page 110, he is required to retain all shares owned for a period of two years post cessation.
During the period between 1 January and 21 February 2025, the following changes in interests have occurred:
■As detailed on page 105, on 13 February 2025, Fernando Fernandez acquired blocks of 9,938 PLC shares and 3,459 PLC shares following the vest of his 2022–24 PSP awards.
■On 13 February 2025, Fernando Fernandez sold 13,397 PLC shares at a price of £44.41.

108	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

DIRECTORS’ REMUNERATION REPORT

The voting rights of the Directors (Executive and Non-Executive) and members of the ULE who hold interests in the share capital of PLC are the same as for other holders of the class of shares indicated. As at 21 February 2025, none of the Directors’ (Executive and Non-Executive) or other
ULE members’ shareholdings amounted to more than 1% of the issued shares in that class of share (except Nelson Peltz, who owns 1.3% of the
PLC issued share capital including via Trian Fund Management as a connected person). All shareholdings in the table above are beneficial. On page 79, the full share capital of PLC has been described. Pages 155 and 156 set out how many shares Unilever held to satisfy the awards under the share plans.
Information in relation to outstanding share incentive awards
As at 31 December 2024, Hein Schumacher held awards over a total of 156,160 shares which are subject to performance conditions and a total of 11,036 bonus deferral shares which are not subject to performance conditions. Fernando Fernandez held awards over a total of 69,405 shares which are subject to performance conditions and a total of 18,234 bonus deferral shares which are not subject to performance conditions. The bonus deferral shares are included in the table on page 107 and the changes in 2024 are shown in the tables below. There are no awards of shares in the form of options.
Annual bonus deferral shares
The following bonus deferral shares were outstanding at 31 December 2024 under the Unilever Share Plan 2017:

	Share type	Balance of bonus deferral shares at 1 January 2024(a)	Bonus deferral shares granted in 2024(b)	Price at award	Bonus deferral shares with restrictions removed	Balance of bonus deferral shares at 31 December 2024(c)
Hein Schumacher	PLC	0	11,036	£39.77	0	11,036
Fernando Fernandez	PLC	8,197	10,037	£39.77	0	18,234
(a)Hein Schumacher: There were no outstanding annual bonus deferral shares at 1 January 2024 as he was appointed CEO effective 1 June 2023.
(b)Grant made on 22 March 2024 and vesting on or around 22 March 2027.
(c)Annual bonus deferral shares accrue dividends and, if reinvested, are included in the share ownership table on page 107.
PSP
The following conditional shares were outstanding at 31 December 2024 under the Unilever Share Plan 2017 and are subject to performance conditions:

	Balance of conditional shares at 1 January 2024		Conditional shares awarded in 2024	Balance of conditional shares at 31 December 2024
	Share type	No. of shares	Performance period 1 January 2024 to 31 December 2026(a)	Price at award	Dividend shares accrued during the year(b)	Vested in 2024(c)	Price at vesting	Additional shares earned in 2024	Shares lapsed(d)	No. of shares
Hein Schumacher	PLC	69,433	82,448	£38.36	4,279	0	–	0	0	156,160
Fernando Fernandez	PLC	34,491	41,893	£38.36	1,854	5,741	£39.81	0	3,092	69,405
(a)These grants were made on 8 March 2024 (vesting on or around 17 February 2027).
(b)Reflects reinvested dividend equivalents accrued during 2024, subject to the same performance conditions as the underlying PSP shares.
(c)The 2021 grant vested on 15 February 2024 at 65% for Fernando Fernandez (Executive Directors’ vested at 63%, but Fernando Fernandez was not an Executive Director for the 2021–
2023 performance period).
(d)As the 2021–2023 performance period had a 65% vest, the balance of shares were lapsed.
Executive Directors’ service contracts
Starting dates of our Executive Directors’ service contracts:
■Hein Schumacher: 1 June 2023 (signed on 29 January 2023);(a) and
■Fernando Fernandez: 1 January 2024 (signed 24 October 2023).(b)
Service contracts are available for shareholders to view at the AGM or on request from the Group Secretary, and can be terminated with 12 months’ notice from Unilever or six months’ notice from the Executive Director. A payment in lieu of notice can be made of no more than one year’s fixed pay and other benefits. Other payments that can be made to Executive Directors in the event of loss of office are disclosed in our
Remuneration Policy. See the remuneration topics section of our website for a copy of the Remuneration Policy.
(a)Hein Schumacher began employment with Unilever on 1 June 2023 as CEO Designate and Executive Director and became CEO on 1 July 2023.
(b)Amended on 24 February 2025 to reflect Fernando Fernandez's appointment as CEO with effect from 1 March 2025.

Unilever Annual Report on Form 20-F 2024	109

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

DIRECTORS’ REMUNERATION REPORT

Payments to former Directors
The table below shows the 2024 payments to Paul Polman in accordance with arrangements made with him upon his stepping down as CEO on
31 December 2018 and his retirement from employment with Unilever effective 2 July 2019 (arrangements disclosed in the 2018 Directors’
Remuneration Report). Also shown are the 2024 payments to Alan Jope in accordance with arrangements made with him upon his stepping down as CEO on 1 July 2023 and his retirement from employment with Unilever effective 31 December 2023 (arrangements disclosed in the
2022 Directors’ Remuneration Report). Also shown are the 2024 payments to Graeme Pitkethly in accordance with arrangements made with him upon his stepping down as CFO on 31 December 2023 and his retirement from employment with Unilever effective 31 May 2024 (arrangements disclosed in the 2023 Directors’ Remuneration Report).

	Paul Polman (€)	Alan Jope (€)	Graeme Pitkethly (€)
Fixed pay(a)			519,276
Benefits(b)	2,144	39,817	35,590
Total	2,144	39,817	554,866
(a)Fixed pay for the period up to 31 May 2024.
(b)This includes tax preparation fees for Paul Polman and Alan Jope. For Graeme Pitkethly, it includes tax preparation fees and (for the period up to 31 May 2024) medical insurance cover and death and disability provision.
As disclosed in the 2023 Directors’ Remuneration Report, Alan Jope and Graeme Pitkethly were entitled to receive their 2021–2023 PSP award, vesting on or around 7 May 2024. As the final values were not known, estimated values of these awards were provided in the 2023 Directors’
Remuneration Report on the basis that the awards vested at the average share price over Q4 2023 (£38.69) and translated into euros using the average exchange rate for Q4 2023 of €1 = £ 0.8668. The awards have since vested and the table below sets out the final restated values based on the share price at 7 May 2024 (£42.12) and exchange rate at 7 May 2024 of €1 = £0.8576.

(€'000)(a)
Alan Jope	2,120
Graeme Pitkethly	1,278
(a)The values shown are based on vested shares of 43,165 for Alan Jope and 26,013 for Graeme Pitkethly. These numbers include dividends awarded up to 7 May 2024.
Payments for loss of office
Details of the leaving arrangements for Alan Jope and Graeme Pitkethly are set out in the 2022 and 2023 Directors’ Remuneration Reports
respectively. As disclosed previously, both individuals left for retirement and as such, are being treated as good leavers.
In-flight PSP long-term share incentive plans remain capable of vesting in accordance with the rules of the relevant plans on their vesting date. As set out in the Chair’s statement, the 2022–2024 PSP award for Alan Jope and the 2022–2024 PSP and 2023–2025 PSP awards for Graeme
Pitkethly will not be pro-rated for time, subject to the Committee being satisfied that the individuals meet the appropriate conditions at each relevant vesting date. For Alan Jope the relevant condition was whether Alan's handover of duties was satisfactory, this was confirmed by the Committee in
2024. For Graeme Pitkethly the relevant condition is whether Graeme remains in retirement, this was confirmed as accurate at the point of vesting of the 2022-2024 PSP award.
Therefore as set out in the Chair’s statement, the 2022–2024 PSP award vested on 13 February 2025 at 95% of the target opportunity. Details of the award values are set out below:

Award 2022–2024 PSP	Vesting date	Number of shares vesting(a)	Value of shares vesting (€'000)(b)
Alan Jope	13 February 2025	81,171	4,355
Graeme Pitkethly	13 February 2025	48,916	2,625
(a)Calculated by multiplying the number of shares granted (including additional shares in respect of accrued dividends to 31 December 2024) by the level of vesting as set out on page 99.
(b)Calculated by multiplying the number of vested shares by the closing share price on 13 February 2025 (£44.83). Values have been translated into euros using the exchange rate at 13
February 2025 (€1 = £0.8355).
Graeme Pitkethly received a retirement gift worth £5,500 (€6,485 rounded), which is disclosed in accordance with the Directors’ Remuneration
Policy for gifts worth over £5,000. The value has been translated into EUR using the average exchange rate over 2024 (£1 = €1.1791).
Leaving arrangements for Hein Schumacher
As announced on 25 February 2025, Hein Schumacher stepped down as CEO and Executive Director with effect from
1 March 2025 and will remain employed until 31 May 2025. Hein’s departure is through a mutual agreement, and he will be treated as a good leaver. All payments will be in line with our Remuneration Policy.

110	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

DIRECTORS’ REMUNERATION REPORT

On this basis, and in accordance with his service agreement and our Remuneration Policy, Hein:
■Will receive fixed pay and benefits to 31 May 2025.
■Will receive a payment in lieu of notice, the amount of which will be equal to fixed pay for the remainder of his notice period to 24 February
2026.
■Remains eligible to receive a bonus in respect of the period to 30 April 2025 based on Company performance. This will be payable 50% in cash and 50% in shares deferred for a period of three years in line with the Policy for incumbent directors.
■Will not receive a 2025 PSP award.
■Will be treated as a good leaver and unvested deferred bonus awards will continue to vest on the normal timescale.
■Will be treated as a good leaver and in-flight PSP awards (2023 and 2024 PSP) will continue to be eligible to vest, pro-rated for time served to 31 May 2025, subject to Company performance. Awards will vest in line with the normal timelines and will continue to be subject to a two-year holding period.
■Will receive a capped contribution towards relocation support to move back to the Netherlands, and legal and outplacement costs.
■Will continue to benefit from private medical insurance coverage for himself and his family until the end of the policy year
(31 December 2025).
■Will remain subject to his shareholding requirement. As he has not yet met his required level, he is required to retain all shares owned for a period of two years post cessation.
IMPLEMENTATION OF THE REMUNERATION POLICY FOR NON-EXECUTIVE DIRECTORS
As explained in the Chair’s letter on page 97, the Board has decided to increase the fee for the Chair to £725,000 per year, effective 1 April 2025.
The other Non-Executive Director fees will be reviewed in the first half of 2025 and any changes reported in the Directors’ Remuneration Report
2025.
Non-Executive Director fees are set and paid in GBP. The table below outlines the current fee structure shown in our reporting currency of EUR and GBP, using the average exchange rate over 2024 (£1 = €1.1791) (rounded).

	2025		2024
Roles and responsibilities	Annual Fee €	Annual Fee £	Annual Fee €	Annual Fee £
Basic Non-Executive Director Fee	112,015	95,000	112,015	95,000
Chair (all-inclusive)(a)	854,848	725,000	778,206	660,000
Senior Independent Director (modular)	47,164	40,000	47,164	40,000
Member of Nominating and Corporate Governance Committee	17,687	15,000	17,687	15,000
Member of Compensation Committee	23,582	20,000	23,582	20,000
Member of Corporate Responsibility Committee	23,582	20,000	23,582	20,000
Member of Audit Committee	29,478	25,000	29,478	25,000
Chair of Nominating and Corporate Governance Committee	35,373	30,000	35,373	30,000
Chair of Compensation Committee	41,269	35,000	41,269	35,000
Chair of Corporate Responsibility Committee	41,269	35,000	41,269	35,000
Chair of Audit Committee	47,164	40,000	47,164	40,000
(a)Increased from £660,000 per year to £725,000 per year effective from 1 April 2025. The pro rated amount to be paid in 2025 will be £708,750 (€835,687).
All reasonable travel and other expenses incurred by Non-Executive Directors in the course of performing their duties are considered to be business expenses and so are reimbursed.

Unilever Annual Report on Form 20-F 2024	111

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

DIRECTORS’ REMUNERATION REPORT

SINGLE FIGURE OF REMUNERATION IN 2024 FOR NON-EXECUTIVE DIRECTORS
The table below shows a single figure of remuneration for each of our Non-Executive Directors for the years 2023 and 2024.

Non-Executive Director	2024			2023
	Fees(a) €'000	Benefits(b) €'000	Total remuneration €'000	Fees(a) €'000	Benefits(b) €'000	Total remuneration €'000
Nils Andersen(c)	52	2	54	708	37	745
Judith Hartmann(d)	52	–	52	146	21	167
Adrian Hennah(e)	171	–	171	155	22	177
Andrea Jung(f)	218	–	218	213	–	213
Susan Kilsby(g)	169	–	169	138	2	140
Ruby Lu(h)	157	–	157	142	–	142
Strive Masiyiwa(i)	52	–	52	149	–	149
Judith McKenna(j)	125	–	125	–	–	–
Ian Meakins(k)	778	–	778	91	–	91
Youngme Moon(l)	46	–	46	132	–	132
Nelson Peltz(m)	136	–	136	132	–	132
Hein Schumacher(n)	–	–	–	57	2	59
Total	1,956	2	1,958	2,063	84	2,147
(a)Where relevant, amounts for 2023 have been translated into euros using the average exchange rate over 2023 (£1 = €1.1494). Amounts for 2024 have been translated into euros using the average exchange rate over 2024 (£1 = €1.1791).
(b)The only benefit received relates to travel by spouses or partners where they are invited by Unilever.
(c)Nils Andersen was Chair, Chair of the Nominating and Corporate Governance Committee and Member of the Compensation Committee until 1 December 2023. From 1 December 2023,
Member of the Nominating and Corporate Governance Committee and Compensation Committee. Retired from the Board at the May 2024 AGM.
(d)Judith Hartmann was Member of the Audit Committee until 3 May 2023 and then Member of the Nominating and Corporate Governance Committee and Compensation Committee. Retired
from the Board at the May 2024 AGM.
(e)Adrian Hennah was Chair of the Audit Committee from 4 May 2022 and Member of the Nominating and Corporate Governance Committee from 1 May 2024.
(f)Andrea Jung was Vice Chair, Senior Independent Director, Member of the Nominating and Corporate Governance Committee and Chair of the Compensation Committee.
(g)Susan Kilsby was Member of the Audit Committee and from 1 May 2024, Chair of the Corporate Responsibility Committee.
(h)Ruby Lu was Member of the Compensation Committee and Nominating and Corporate Governance Committee until 3 May 2023 and then Member of the Audit Committee. Member of the
Corporate Responsibility Committee from 1 May 2024.
(i)Strive Masiyiwa was Chair of the Corporate Responsibility Committee. Retired from the Board at the May 2024 AGM.
(j)Judith McKenna was appointed to the Board from 1 March 2024 and Member of both the Corporate Responsibility and Compensation Committees from 1 May 2024.
(k)Ian Meakins was appointed to the Board from 1 September 2023 and Chair, Chair of the Nominating and Corporate Governance Committee and Member of the Compensation Committee
from 1 December 2023.
(l)Youngme Moon was Member of the Corporate Responsibility Committee. Retired from the Board at the May 2024 AGM.
(m)Nelson Peltz was Member of the Compensation Committee.
(n)Hein Schumacher was appointed to the Board and Member of the Audit Committee from 4 October 2022 to 31 May 2023, following which he was appointed as an Executive Director.
We do not grant our Non-Executive Directors any personal loans or guarantees or any variable remuneration, nor are they entitled to any severance payments.
PERCENTAGE CHANGE IN REMUNERATION OF NON-EXECUTIVE DIRECTORS
The table below shows the five-year history of year-on-year percentage change for fees and other benefits for the Non-Executive Directors who were Non-Executive Directors at any point during 2024. Please see page 115 for a comparison of the percentage change in remuneration of PLC employees.

	Total Remuneration(a)
Non-Executive Director	% change from 2023 to 2024	% change from 2022 to 2023	% change from 2021 to 2022	% change from 2020 to 2021	% change from 2019 to 2020
Nils Andersen(b)	-92.8	-6.1	5.0	-3.0	253.9
Judith Hartmann(c)	-68.9	30.5	1.6	-3.0	-11.4
Adrian Hennah(d)	-3.4	26.4	566.7	–	–
Andrea Jung	2.4	6.5	11.1	32.8	11.8
Susan Kilsby(e)	20.7	-9.1	22.2	-3.0	144.0
Ruby Lu(f)	10.6	-7.8	569.6	–	–
Strive Masiyiwa(g)	-65.1	10.4	0.7	-3.0	-0.9
Judith McKenna(h)	n/a	–	–	–	–
Ian Meakins(i)	755.0	–	–	–	–
Youngme Moon(j)	-65.2	-17.0	20.5	-21.4	-0.8
Nelson Peltz	3.0	144.4	–	–	–
(a)Non-Executive Directors receive an annual fixed fee and do not receive any Company performance-related payments. Therefore, the year-on-year % changes are mainly due to changes in committee chair or memberships, mid-year appointments or retirements, fee increases (as disclosed in applicable Directors’ Remuneration Reports), travel costs and changes in the average sterling-
to-euro exchange rate. The only benefit received relates to travel by spouses or partners where they are invited by Unilever.
(b)Nils Andersen retired from the Board at the 2024 AGM, hence the decrease from 2023 to 2024.
(c)Judith Hartmann retired from the Board at the 2024 AGM, hence the decrease from 2023 to 2024.
(d)Adrian Hennah became a Member of the Nominating and Corporate Governance Committee from 1 May 2024 but a reduction in spouse/partner travel costs results in a fee reduction from
2023 to 2024.
(e)Susan Kilsby became Chair of the Corporate Responsibility Committee from 1 May 2024, hence the increase from 2023 to 2024.
(f)Ruby Lu became a Member of the Corporate Responsibility Committee from 1 May 2024, hence the increase from 2023 to 2024.
(g)Strive Masiyiwa retired from the Board at the 2024 AGM, hence the decrease from 2023 to 2024.
(h)Judith McKenna was appointed to the Board from 1 March 2024 and became a Member of the Corporate Responsibility and Compensation Committees from 1 May 2024.
(i)Ian Meakins was appointed to the Board from 1 September 2023 and Chair, Chair of the Nominating and Corporate Governance Committee and member of the Compensation Committee from 1 December 2023. Hence the increase from 2023 to 2024.
(j)Youngme Moon retired from the Board at the May 2024 AGM, hence the decrease from 2023 to 2024.

112	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

DIRECTORS’ REMUNERATION REPORT

Non-Executive Directors’ interests in shares
Non-Executive Directors are encouraged to build up a personal shareholding of at least 100% of their annual fees over the five years from appointment. The table below shows the interests in Unilever PLC ordinary shares as at 1 January 2024 and 31 December 2024 of Non-Executive
Directors and their connected persons. This is set against the minimum shareholding recommendation.
There has been no change in these interests between 1 January 2025 and 21 February 2025.

Non-Executive Director	Share type	Shares held at 31 December 2024(a)	Share type	Shares held at 1 January 2024	Actual share ownership as a % of NED fees (as at 31 December 2024)
Nils Andersen(b)	PLC	21,014	PLC	21,014	2,267
Judith Hartmann(b)	PLC	2,500	PLC	2,500	270
Adrian Hennah(c)	PLC	4,000	PLC	4,000	130
Andrea Jung(c)	PLC	4,576	PLC	4,576	117
Susan Kilsby	PLC	2,250	PLC	2,250	74
Ruby Lu	n/a	–	n/a	–	0
Strive Masiyiwa(b)	PLC	3,530	PLC	3,530	381
Judith McKenna(d)	n/a	–	n/a	–	0
Ian Meakins(e)	PLC	26,036	n/a	26,036	186
Youngme Moon(b)	PLC ADS(g)	3,500	PLC ADS	3,500	425
Nelson Peltz(f)	PLC	32,758,695	PLC	36,619,370	1,342,141
(a)Date of retirement from the Board if earlier than 31 December 2024.
(b)Increase in share ownership as a percentage of fee from 2023 to 2024 is due to a reduction in fee, as set out on page 111 and an increase in share price.
(c)Increase in share ownership as a percentage of fee from 2023 to 2024 is due to an increase in share price.
(d)Appointed to the Board from 1 March 2024 and confirmed at the 2024 AGM.
(e)Decrease in share ownership as a percentage of fee is because the fee for 2023 reflected only four months’ service on the Board (one month as Chair).
(f)Share ownership also includes shares held by Trian Fund Management as a connected person. The number of shares held has reduced but share ownership as a percentage of fee has increased due to a higher share price.
(g)American Depositary Shares (ADS), refer to page 64 for details of Unilever’s structure.
Non-Executive Directors’ letters of appointment
All Non-Executive Directors were reappointed to the Board at the 2024 AGM.(a)

Non-Executive Director	Date first appointed to the Board	Effective date of current appointment(b)
Adrian Hennah	1 November 2021	1 May 2024
Andrea Jung	2 May 2018	1 May 2024
Susan Kilsby	1 August 2019	1 May 2024
Ruby Lu	1 November 2021	1 May 2024
Judith McKenna	1 March 2024	1 May 2024
Ian Meakins	1 September 2023	1 May 2024
Nelson Peltz	20 July 2022	1 May 2024
(a)As noted on page 82, Nils Andersen, Judith Hartmann, Strive Masiyiwa and Youngme Moon retired from the Board at the 2024 AGM. Judith McKenna was appointed to the Board with effect from 1 March 2024 and confirmed at the 2024 AGM.
(b)The unexpired term for all Non-Executive Directors’ letters of appointment is the period up to the 2025 AGM, as they all, unless they are retiring, submit themselves for annual reappointment.

Unilever Annual Report on Form 20-F 2024	113

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

DIRECTORS’ REMUNERATION REPORT

Other disclosures related to Directors’ remuneration
Unilever regularly looks at pay ratios throughout the Group, and the pay ratio between each work level (WL in the table below), and we have disclosed this for a number of years. The table below provides a detailed breakdown of the fixed and variable pay elements for each of our UK work levels, showing how each work level compares to the CEO and CFO in 2024 (with equivalent figures from 2023 for comparison purposes).
For the purposes of the CEO, the 2023 data is the total of fixed pay and variable pay for Alan Jope and Hein Schumacher, as set out in the single figure table for Executive Directors on page 132 of the 2023 Directors’ Remuneration Report. Figures for the CFO are calculated using the applicable 2024 data for Fernando Fernandez from the single figure table on page 103 and the 2023 data for Graeme Pitkethly from the single figure table on page 132 of the 2023 Directors’ Remuneration Report.
CEO/CFO Pay Ratio Comparison (split by fixed pay and benefits/variable pay)
CEO = 96.3 x WL1 I CFO = 83.9 x WL1
CEO = 83.7 x WL1 I CFO = 77.2 x WL1
CEO = 50.8 x WL2 I CFO = 44.3 x WL2
CEO = 44.9 x WL2 I CFO = 41.5 x WL2
CEO = 21.1 x WL3 I CFO = 18.4 x WL3
CEO = 20.5 x WL3 I CFO = 18.9 x WL3
CEO = 9.5 x WL4 I CFO = 8.2 x WL4
CEO = 9.7 x WL4 I CFO = 9 x WL4
CEO = 4.1 x WL5 I CFO = 3.6 x WL5
CEO = 4.1 x WL5 I CFO = 3.8 x WL5
CEO = 1.4 x WL6 I CFO = 1.2 x WL6
CEO = 1.8 x WL6 I CFO = 1.6 x WL6
CEO = 1.1 x CFO
CEO = 1.1 x CFO

€0m	€1m	€2m	€3m	€4m	€5m	€6m	€7m

2024 Fixed pay and benefits	2024 Variable pay	2023 Fixed pay and benefits	2023 Variable pay
The year-on-year comparison reflects a change in fixed pay for the Executive Directors in 2024. The CEO fixed pay (including benefits) is lower than in 2023, as fixed pay for Alan Jope and Hein Schumacher (as set out on page 132 of the 2023 Directors’ Remuneration Report) are both counted for the 2023 comparator. The CFO fixed pay is higher than in 2023 due to relocation costs. The proportion of variable pay for the CEO is lower in 2024 than in 2023, as while bonus is higher, he was not eligible for 2022–2024 PSP, having been appointed on 1 June 2023. In 2023, the CEO variable pay included Hein Schumacher’s buyout share awards but not Alan Jope’s MCIP and PSP awards, which were included in the payment on loss of office table (as set out on page 144 of the 2023 Directors’ Remuneration Report). The CFO variable pay in 2024 includes
PSP awards granted prior to his appointment as an Executive Director and are less than the MCIP and PSP awards in the 2023 number for
Graeme Pitkethly. Directors have a higher weighting on performance-related pay compared to other employees. The numbers are further impacted by fluctuations in the exchange rates used to convert pay elements denominated in pounds sterling to euros for reporting purposes.
Where relevant, amounts for 2023 have been translated using the average exchange rate over 2023 (€1 = £0.8700), and amounts for 2024 have been translated using the average exchange rate over 2024 (€1 = £0.8481).
Annual bonus and PSP for UK employees were calculated using:
■target annual bonus values considered for the respective year;
■PSP values (in 2023 and 2024) calculated at target for the relevant work level of employees, i.e. 50% of target bonus for WL2 employees and
100% of target bonus for WL3–6 employees; and
■MCIP values (in 2023 only) calculated at an appropriate average for the relevant work level of employees, i.e. an average 20% investment of bonus for WL2 employees, 45% for WL3 employees, 60% for WL4–5 employees, and 100% for WL6 employees.
Fixed pay figures reflect all elements of pay (including allowances) and benefits paid in cash. The data disclosed excludes employees who are not integrated into Unilever’s global reward structure and human resources information system.

114	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

DIRECTORS’ REMUNERATION REPORT

CEO pay ratio comparison
The table below is included to meet UK requirements and shows how pay for the CEO compares to our UK employees at the 25th percentile, median and 75th percentile.

Year		25th percentile	Median percentile	75th percentile
Year ended 31 December 2024	Salary:	£39,179	£47,699	£66,057
	Pay and benefits:	£53,620	£66,215	£100,517
	Pay ratio (Option A):	88:1	71:1	47:1
Year ended 31 December 2023	Salary:	£40,968	£49,224	£67,565
	Pay and benefits:	£52,551	£65,305	£103,527
	Pay ratio (Option A):	100:1	81:1	51:1
Year ended 31 December 2022	Salary:	£36,802	£44,478	£60,788
	Pay and benefits:	£49,868	£61,553	£93,612
	Pay ratio (Option A):	92:1	75:1	49:1
Year ended 31 December 2021	Salary:	£34,560	£42,668	£58,869
	Pay and benefits:	£48,229	£60,306	£90,335
	Pay ratio (Option A):	87:1	70:1	47:1
Year ended 31 December 2020	Salary:	£34,298	£41,010	£55,000
	Pay and benefits:	£45,713	£55,751	£80,670
	Pay ratio (Option A):	67:1	55:1	38:1
Option A was used to calculate the pay and benefits of the 25th percentile, median and 75th percentile UK employees because the data was readily available for all UK employees of the Group and Option A is the most accurate method (as it is based on total full-time equivalent total reward for all UK employees for the relevant financial year). Figures are calculated by reference to 31 December 2024 (full-time equivalent), and the respective salary and pay and benefits figures for each quartile are set out in the table above. Benefits for UK employees include any pension, but pension is excluded for Executive Directors as they are not entitled to pension benefits under the Remuneration Policy. The data disclosed excludes employees who are not integrated into Unilever’s global reward structure and human resources information system.
Variable pay figures for the UK employees are calculated on the basis set out in the paragraph for other work levels below the ‘CEO/CFO pay ratio comparison’ table on page 113. The reason for this is it would be unduly onerous to recalculate these figures when, based on a sample, the impact of such recalculation is expected to be minimal.
The median pay ratio has decreased in 2024 due to lower variable pay for the CEO. Although the bonus outcome for 2024 is higher than in 2023, the CEO is not eligible for 2022–2024 PSP and the 2023 comparator includes the buyout share award, as set out in the single figure table for
Executive Directors on page 132 of the 2023 Directors‘ Remuneration Report. Variable pay makes up a higher proportion of remuneration for the
CEO compared to other employees. The pay, reward and progression policies within Unilever are consistent as the Remuneration Policy is applicable across our circa 15,000 managers throughout the business worldwide.
We are also required to show additional disclosures on the rates of change in pay year-on-year. The pay ratios set out above are more meaningful as they compare to the pay of all of our UK employees. By contrast, the regulations require us to show the percentages below based on employees of our PLC top company only, which forms a relatively small and unrepresentative proportion of our total UK workforce. So, while operationally we may pay greater attention to our internal pay ratios (included above in the ‘CEO/CFO pay ratio comparison’ table on page 113, these required figures are set out on page 115.
Information on Unilever's gender pay gap % (2024) can be found under Own Workforce on page 277.

Unilever Annual Report on Form 20-F 2024	115

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

DIRECTORS’ REMUNERATION REPORT

Percentage change in remuneration of Executive Directors (CEO/CFO)
The table below shows the five-year history of year-on-year percentage change for fixed pay, other benefits (excluding pension) and bonus for the CEO and CFO and PLC’s employees (based on total full-time equivalent total reward for the relevant financial year) pursuant to UK requirements. The figures for the Executive Directors are calculated based on the single figure table on page 103. There is no data for Fernando
Fernandez as he was appointed CFO on 1 January 2024 and there is no prior year comparator.
The respective changes in fees for our Non-Executive Directors are included in the table ‘Percentage change in remuneration of Non-Executive
Directors’ on page 111.

		Fixed pay	Other benefits (not including pension)	Bonus
% change from 2023 to 2024	CEO: Hein Schumacher(a)	71.5%	1.6%	81.8%
	CFO: Fernando Fernandez	n/a	n/a	n/a
	PLC employees(b)	12.2%	26.8%	20.3%
% change from 2022 to 2023	CEO: Alan Jope	-50.0%	-56.9%	-56.8%
	CEO: Hein Schumacher	3480.6%	n/a	n/a
	CFO	6.0%	31.3%	-8.3%
	PLC employees	0.2%	-12.1%	-19.2%
% change from 2021 to 2022	CEO	1.8%	34.2%	67.0%
	CFO	1.7%	2.1%	67.0%
	PLC employees	-4.3%	7.4%	57.0%
% change from 2020 to 2021	CEO	1.7%	35.7%	71.6%
	CFO	1.8%	23.7%	71.7%
	PLC employees	-19.3%	-2.2%	-10.6%
% change from 2019 to 2020	CEO	4.0%	36.6%	-39.1%
	CFO	3.0%	40.7%	-39.7%
	PLC employees	1.7%	30.2%	-3.0%
(a)The increase in fixed pay for Hein Schumacher is because he was appointed on 1 June 2023 (and became CEO on 1 July 2023) and the 2023 figure is pro-rated to the date of his appointment. The change in benefits also reflects full-year numbers in 2024 compared to pro-rated numbers in 2023, but with lower relocation costs. The change in bonus reflects the pro-
ration in 2023 and the higher outcome of 122% in 2024 compared to 115% outcome in 2023. All figures are based on those in the single figure table on page 103.
(b)For the PLC employees, fixed pay numbers include cash-related benefits employees receive as part of their total compensation, to ensure we can accurately compare fixed pay for them against that of the CEO and CFO. Such cash-related benefits include benefits envelope adjustment, transport allowance and fixed pay protection allowance. The increase in benefits reflects higher medical costs and the increase in annual bonus reflects a bonus pool of 122% for 2024 compared to the equivalent bonus pool of 115% for 2023. Figures are also affected by changes in the average sterling-to-euro exchange rate, as well as changes in the number of employees, including changes in ULE membership. The data disclosed excludes employees who are not integrated into Unilever’s global reward structure and human resources information system.

116	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

DIRECTORS’ REMUNERATION REPORT

RELATIVE IMPORTANCE OF SPEND ON PAY
The chart below shows the relative spend on pay compared with dividends paid to Unilever shareholders and underlying earnings. Underlying earnings represents the underlying profit attributable to Unilever shareholders and provides a good reference point to compare spend on pay.
The chart shows the percentage of movement in underlying earnings, dividends and total staff costs versus the previous year.
13.5%

€0m	€1,000m	€2,000m	€3,000m	€4,000m	€5,000m	€6,000m	€7,000m	€8,000m
		2024		2023
Underlying
earnings(a)
Dividends and
buyback(b)
Total staff
costs
0.3%
-0.1%
-0.5%
4.1%
-2.1%
(a)In calculating underlying profit attributable to shareholders, net profit attributable to shareholders is adjusted to eliminate the post-tax impact of non-underlying items in operating profit and

€0m	€1,000m	€2,000m	€3,000m	€4,000m	€5,000m	€6,000m	€7,000m	€8,000m
		2024		2023
Underlying
earnings(a)
Dividends and
buyback(b)
Total staff
costs
0.3%
-0.1%
-0.5%
4.1%
-2.1%
any other significant unusual terms within net profit but not operating profit (see note 7 on page 159 for details).
(b)Includes share buyback of €1,508m in 2024 and €1,507m in 2023.
CEO single figure ten-year history
The table below shows the ten-year history of the CEO single figure of total remuneration.

	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
CEO single figure of total remuneration (€‘000)(a)	10,296	8,370	11,661	11,726	4,894	3,447	4,890	5,395	6,070	5,552
Annual bonus award rates against maximum opportunity	92%	92%	100%	51%	55%	32%	54%	89%	77%	81%
GSIP performance shares vesting rates against maximum opportunity	49%	35%	74%	66%	60%	n/a	n/a	n/a	n/a	n/a
MCIP matching shares vesting rates against maximum opportunity(b)	65%	47%	99%	88%	n/a	42%	44%	35%	44%	n/a
PSP performance shares vesting rates against maximum opportunity(c)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	32%	n/a
(a)2023 figure is based on combined single figure of remuneration for Alan Jope and Hein Schumacher, as set out on page 132 of the 2023 Directors’ Remuneration Report.
(b)Final MCIP performance period ended in 2023.
(c)Hein Schumacher is not eligible for a vesting under the 2022–24 PSP as he was appointed CEO on 1 June 2023.

Unilever Annual Report on Form 20-F 2024	117

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

DIRECTORS’ REMUNERATION REPORT

Ten-year historical total shareholder return (TSR) performance
The graph below includes growth in the value of a hypothetical £100 investment over ten years’ FTSE 100 comparison based on 30-trading-day average values.
The graph below shows Unilever’s performance against the FTSE 100 Index, which is the most relevant index in the UK where we have our principal listing. Unilever is a constituent of this index.
TEN-YEAR HISTORICAL TSR PERFORMANCE
Value of hypothetical £/€ holding
Shareholder voting
Unilever remains committed to ongoing shareholder dialogue and takes an active interest in voting outcomes. In the event of a substantial vote against a resolution in relation to Directors’ remuneration, Unilever would seek to understand the reasons for any such vote and would set out in the following Annual Report and Accounts any actions in response to it, as we did in 2023.
The following table sets out the actual voting in respect of the 2023 Directors’ Remuneration Report and 2024 Remuneration Policy.

Voting outcome	For	Against	Withheld
2024 Directors’ Remuneration Policy (2024 AGM)	97.69%	2.31%	2,918,626
2023 Directors’ Remuneration Report (2024 AGM)	97.96%	2.04%	2,966,904
The Directors’ Remuneration Report has been approved by the Board, and signed on its behalf by Maria Varsellona, Chief Legal Officer and
Group Secretary.

Vaseline
PRO VITA B3
SERUM-BURST LOTION
LUMINOUS GLOW
10x ANTIOXIDANT POWER OF VITAMIN C
VITAMIN B3
HYALURONIC ACID
VITAMIN E
WEIGHTLESS HYDRATION
7.5 FL OZ/222mL
Vaseline
PRO VITA B3
SERUM-BURST LOTION
SUPPLE & SOFT
10x ANTIOXIDANT POWER OF VITAMIN C
VITAMIN B3
HYALURONIC ACID
PEPTIDES
WEIGHTLESS HYDRATION
7.5 FL OZ/222mL

118	Unilever Annual Report on Form 20-F 2024

Unilever Annual Report on Form 20-F 2024	119

Financial Statements

120	Statement of Directors’ Responsibilities
121	Report of Independent Registered Public Accounting Firm
138	Consolidated Financial Statements Unilever Group
142	Notes to the Consolidated Financial Statements
200	Group Companies
211	Shareholder information – Financial calendar
212	Additional Information for US Listing Purposes

120	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

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
The Directors consider that, in preparing the accounts, the Group and PLC have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all
International Financial Reporting Standards (IFRS) as issued by the International
Accounting Standards Board (IASB), and UK-adopted international accounting standards, which they consider to be applicable have been followed. In accordance with Disclosure Guidance and Transparency Rule ('DTR') 4.1.5R and
4.1.16R, the financial statements will form part of the annual financial report prepared using the single electronic reporting format under DTR 4.1.17R and
4.1.18R. The auditor's report on these financial statements provides no assurance over whether the annual financial report has been prepared in accordance with those requirements. The Directors are also responsible for preparing the Annual Report and Accounts including the consolidated financial statements in the European single electronic format in accordance with the requirements as set out in Commission Delegated Regulation (EU) 2019/815
with regard to regulatory technical standards on the specification of a single electronic reporting format.
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
INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM
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
DIRECTORS' RESPONSIBILITY STATEMENT
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
Each of the Directors confirms that, to the best of his or her knowledge:
■The Unilever Annual Report on Form 20-F 2024, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy;
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
The Directors and their roles are listed on pages 66 to 69.
GOING CONCERN
The activities of the Group, together with the factors likely to affect its future development, performance, the financial position of the Group, its cash flows, liquidity position and borrowing facilities are described on pages 1 to 47. In addition, we describe in notes 15 to 18 on pages 169 to 184 the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities, and its exposures to credit and liquidity risk. Although not assessed over the same period as going concern, the viability of the Group has been assessed on page 60.
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
INTERNAL AND DISCLOSURE CONTROLS AND
PROCEDURES
Please refer to pages 52 to 59 for a discussion of Unilever’s principal risk factors and to pages 51 to 60 for commentary on the Group’s approach to risk management and control.

Unilever Annual Report on Form 20-F 2024	121

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Unilever PLC:
Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated balance sheets of Unilever PLC and subsidiaries (the Company) as of December 31, 2024 and
2023, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2024, and the related notes
(collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December
31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the
Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting
Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of
December 31, 2024 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring
Organizations of the Treadway Commission.
The Company acquired K18, Inc (“K18”) during 2024, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, K18’s internal control over financial reporting associated with 0.17% of total assets and 0.19% of total turnover included in the consolidated financial statements of the Company as of and for the year ended December 31,
2024. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of K18.
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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

122	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
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
Indirect tax contingent liabilities in Brazil related to a 2001 corporate reorganisation
As discussed in note 20 to the consolidated financial statements, there are contingent liabilities reported for indirect taxes relating to disputes with the Brazilian authorities related to a 2001 corporate reorganisation. The total amount of the tax assessments received in respect of this matter is €3,230 million as of 31 December 2024. There also remains the possibility of further material tax assessments related to the same matter for periods not yet assessed.
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
The following are the primary procedures we performed to address this critical audit matter.
■We evaluated the design and tested the operating effectiveness of certain internal controls related to the indirect tax process including controls related to the assessment of the outcome of investigations if a liability exists and around evaluating exposure to possible material tax assessments for periods not yet assessed.
■We involved local indirect tax professionals with specialized skills and knowledge who assisted in:
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
/s/ KPMG LLP
We have served as the Company’s auditor since 2014.
London, United Kingdom
March 5, 2025

Unilever Annual Report on Form 20-F 2024	123

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THIS PAGE IS INTENTIONALLY LEFT BLANK

124	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THIS PAGE IS INTENTIONALLY LEFT BLANK

Unilever Annual Report on Form 20-F 2024	125

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THIS PAGE IS INTENTIONALLY LEFT BLANK

126	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THIS PAGE IS INTENTIONALLY LEFT BLANK

Unilever Annual Report on Form 20-F 2024	127

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THIS PAGE IS INTENTIONALLY LEFT BLANK

128	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THIS PAGE IS INTENTIONALLY LEFT BLANK

Unilever Annual Report on Form 20-F 2024	129

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THIS PAGE IS INTENTIONALLY LEFT BLANK

130	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THIS PAGE IS INTENTIONALLY LEFT BLANK

Unilever Annual Report on Form 20-F 2024	131

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THIS PAGE IS INTENTIONALLY LEFT BLANK

132	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THIS PAGE IS INTENTIONALLY LEFT BLANK

Unilever Annual Report on Form 20-F 2024	133

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THIS PAGE IS INTENTIONALLY LEFT BLANK

134	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THIS PAGE IS INTENTIONALLY LEFT BLANK

Unilever Annual Report on Form 20-F 2024	135

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THIS PAGE IS INTENTIONALLY LEFT BLANK

136	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THIS PAGE IS INTENTIONALLY LEFT BLANK

Unilever Annual Report on Form 20-F 2024	137

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THIS PAGE IS INTENTIONALLY LEFT BLANK

138	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

Consolidated Financial Statements Unilever Group
Consolidated income statement
for the year ended 31 December

	Notes	€ million 2024	€ million 2023	€ million 2022
Turnover	2	60,761	59,604	60,073
Operating profit	2	9,400	9,758	10,755
of which: (loss)/gain on disposal of group companies(a)		(406)	489	2,335
Net finance costs	5	(604)	(486)	(493)
Pensions and similar obligations		71	110	44
Finance income		438	442	281
Finance costs		(1,113)	(1,038)	(818)
Net monetary loss arising from hyperinflationary economies	1	(195)	(142)	(157)
Share of net profit of joint ventures and associates	11	255	231	208
Other income/(loss) from non-current investments and associates		13	(22)	24
Profit before taxation		8,869	9,339	10,337
Taxation	6A	(2,500)	(2,199)	(2,068)
Net profit		6,369	7,140	8,269
Attributable to:
Non-controlling interests		625	653	627
Shareholders’ equity		5,744	6,487	7,642
Earnings per share	7
Basic earnings per share (€)		2.30	2.58	3.00
Diluted earnings per share (€)		2.29	2.56	2.99
Consolidated statement of comprehensive income
for the year ended 31 December

	Notes	€ million 2024	€ million 2023	€ million 2022
Net profit		6,369	7,140	8,269
Other comprehensive income	6C
Items that will not be reclassified to profit or loss, net of tax:
Gains/(losses) on equity instruments measured at fair value through other comprehensive income		60	(28)	36
Remeasurement of defined benefit pension plans	15B	264	(510)	(473)
Items that may be reclassified subsequently to profit or loss, net of tax:
Gains/(losses) on cash flow hedges		210	(27)	(91)
Currency retranslation gains/(losses)(a)	15B	1,389	(1,461)	614
Total comprehensive income		8,292	5,114	8,355
Attributable to:
Non-controlling interests		712	524	507
Shareholders’ equity		7,580	4,590	7,848
(a)2024 net loss arises from the disposals of our Russian business, Elida Beauty, Pureit, and Qinyuan. This net loss includes a foreign currency translation reserve write-off of €545 million.
2023 includes a gain of €497 million related to the disposal of Suave. 2022 includes a gain of €2,303 million related to the disposal of the global tea business.
Note references in the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated balance sheet and consolidated cash flow statement relate to notes on pages 142 to 191 which form an integral part of the consolidated financial statements.

Unilever Annual Report on Form 20-F 2024	139

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
Consolidated statement of changes in equity
for the year ended 31 December

€ million	Called up share capital	Share premium account	Unification reserve	Other reserves	Retained profit	Total	Non- controlling interests	Total equity
31 December 2021	92	52,844	(73,364)	(9,210)	46,745	17,107	2,639	19,746
Hyperinflation restatement to 1 January 2022	–	–	–	–	154	154	–	154
Adjusted opening balance	92	52,844	(73,364)	(9,210)	46,899	17,261	2,639	19,900
Profit or loss for the period	–	–	–	–	7,642	7,642	627	8,269
Other comprehensive income, net of tax:
Equity instruments gains/(losses)	–	–	–	45	–	45	(9)	36
Cash flow hedges gains/(losses)	–	–	–	(92)	–	(92)	1	(91)
Remeasurements of defined benefit pension plans	–	–	–	–	(474)	(474)	1	(473)
Currency retranslation gains/(losses)(a)	–	–	–	240	487	727	(113)	614
Total comprehensive income	–	–	–	193	7,655	7,848	507	8,355
Dividends on ordinary capital	–	–	–	–	(4,356)	(4,356)	–	(4,356)
Repurchase of shares(b)	–	–	–	(1,509)	–	(1,509)	–	(1,509)
Movements in treasury shares(c)	–	–	–	106	(137)	(31)	–	(31)
Share-based payment credit(d)	–	–	–	–	177	177	–	177
Dividends paid to non-controlling interests	–	–	–	–	–	–	(572)	(572)
Hedging (gain)/loss transferred to non-financial assets	–	–	–	(126)	–	(126)	(1)	(127)
Other movements in equity(e)	–	–	–	(258)	15	(243)	107	(136)
31 December 2022	92	52,844	(73,364)	(10,804)	50,253	19,021	2,680	21,701
Profit or loss for the period	–	–	–	–	6,487	6,487	653	7,140
Other comprehensive income, net of tax:
Equity instruments gains/(losses)	–	–	–	(27)	–	(27)	(1)	(28)
Cash flow hedges gains/(losses)	–	–	–	(27)	–	(27)	–	(27)
Remeasurements of defined benefit pension plans	–	–	–	–	(508)	(508)	(2)	(510)
Currency retranslation gains/(losses)(a)	–	–	–	(1,629)	294	(1,335)	(126)	(1,461)
Total comprehensive income	–	–	–	(1,683)	6,273	4,590	524	5,114
Dividends on ordinary capital	–	–	–	–	(4,327)	(4,327)	–	(4,327)
Cancellation of treasury shares(f)	(4)	–	–	5,282	(5,278)	–	–	–
Repurchase of shares(b)	–	–	–	(1,507)	–	(1,507)	–	(1,507)
Movements in treasury shares(c)	–	–	–	75	(98)	(23)	–	(23)
Share-based payment credit(d)	–	–	–	–	212	212	–	212
Dividends paid to non-controlling interests	–	–	–	–	–	–	(521)	(521)
Hedging (gain)/loss transferred to non-financial assets	–	–	–	117	–	117	–	117
Other movements in equity	–	–	–	2	17	19	(21)	(2)
31 December 2023	88	52,844	(73,364)	(8,518)	47,052	18,102	2,662	20,764
Profit or loss for the period	–	–	–	–	5,744	5,744	625	6,369
Other comprehensive income, net of tax:
Equity instruments gains/(losses)	–	–	–	60	–	60	–	60
Cash flow hedges gains/(losses)	–	–	–	210	–	210	–	210
Remeasurements of defined benefit pension plans	–	–	–	–	269	269	(5)	264
Currency retranslation gains/(losses)(a)	–	–	–	406	891	1,297	92	1,389
Total comprehensive income	–	–	–	676	6,904	7,580	712	8,292
Dividends on ordinary capital	–	–	–	–	(4,320)	(4,320)	–	(4,320)
Repurchase of shares(b)	–	–	–	(1,508)	–	(1,508)	–	(1,508)
Movements in treasury shares(c)	–	–	–	25	(120)	(95)	–	(95)
Share-based payment credit(d)	–	–	–	–	324	324	–	324
Dividends paid to non-controlling interests	–	–	–	–	–	–	(712)	(712)
Hedging (gain)/loss transferred to non-financial assets	–	–	–	(54)	–	(54)	–	(54)
Other movements in equity	–	–	–	80	(119)	(39)	(97)	(136)
31 December 2024	88	52,844	(73,364)	(9,299)	49,721	19,990	2,565	22,555
(a)Includes a hyperinflation adjustment of €880 million (2023: €308 million, 2022: €514 million) in relation to Argentina and Turkey.
(b)Repurchase of shares reflects the cost of acquiring ordinary shares as part of the share buyback programme announced on 10 February 2022 and 8 February 2024.
(c)Includes purchases and sales of treasury shares, other than the share buyback programme and transfer from treasury shares to retained profit of share-settled schemes arising from prior years and differences between purchase and grant price of share awards.
(d)The share-based payment credit relates to the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.
(e)Includes the following items related to the acquisition of Nutrafol: €(269) million non-controlling interest purchase option in other reserves and €99 million non-controlling interest recognised on acquisition.
(f)During 2023, 112,746,434 PLC ordinary shares held as treasury shares were cancelled. The amount paid to repurchase these shares was initially recognised in other reserves and is transferred to retained profit on cancellation.

140	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
Consolidated balance sheet
for the year ended 31 December

	Notes	€ million 2024	€ million 2023
Assets
Non-current assets
Goodwill	9	22,311	21,109
Intangible assets	9	18,590	18,357
Property, plant and equipment	10	11,669	10,707
Pension asset for funded schemes in surplus	4B	4,164	3,781
Deferred tax assets	6B	1,280	1,113
Financial assets	17A	1,571	1,386
Other non-current assets	11	971	911
		60,556	57,364
Current assets
Inventories	12	5,177	5,119
Trade and other current receivables	13	6,011	5,775
Current tax assets		373	427
Cash and cash equivalents	17A	6,136	4,159
Other financial assets	17A	1,330	1,731
Assets held for sale	22	167	691
		19,194	17,902
Total assets		79,750	75,266
Liabilities
Current liabilities
Financial liabilities	15C	6,987	5,087
Trade payables and other current liabilities	14	16,690	16,857
Current tax liabilities		678	851
Provisions	19	831	537
Liabilities held for sale	22	48	175
		25,234	23,507
Non-current liabilities
Financial liabilities	15C	25,066	24,535
Non-current tax liabilities		585	384
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	4B	173	351
Unfunded schemes	4B	1,021	1,029
Provisions	19	571	563
Deferred tax liabilities	6B	4,342	3,995
Other non-current liabilities	14	203	138
		31,961	30,995
Total liabilities		57,195	54,502

Equity
Shareholders’ equity		19,990	18,102
Non-controlling interests		2,565	2,662
Total equity		22,555	20,764
Total liabilities and equity		79,750	75,266
Note references in the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated balance sheet and consolidated cash flow statement relate to notes on pages 142 to 191, which form an integral part of the consolidated financial statements.
These financial statements have been approved by the Directors and signed on their behalf by Fernando Fernandez.
F Fernandez on behalf of The Board of Directors
5 March 2025

Unilever Annual Report on Form 20-F 2024	141

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
Consolidated cash flow statement
for the year ended 31 December

	Notes	€ million 2024	€ million 2023	€ million 2022
Net profit		6,369	7,140	8,269
Taxation		2,500	2,199	2,068
Share of net profit of joint ventures/associates and other (income)/loss from non-current investments		(268)	(209)	(232)
Net monetary loss arising from hyperinflationary economies		195	142	157
Net finance costs	5	604	486	493
Operating profit		9,400	9,758	10,755
Depreciation, amortisation and impairment		1,757	1,579	1,946
Changes in working capital:		(160)	814	(422)
Inventories		(198)	340	(1,398)
Trade and other receivables		(206)	768	(1,852)
Trade payables and other liabilities		244	(294)	2,828
Pensions and similar obligations less payments		(88)	(281)	(119)
Provisions less payments		330	(185)	203
Elimination of losses/(profits) on disposals		436	(433)	(2,335)
Non-cash charge for share-based compensation		324	212	177
Other adjustments		145	97	(116)
Cash flow from operating activities		12,144	11,561	10,089
Income tax paid		(2,625)	(2,135)	(2,807)
Net cash flow from operating activities		9,519	9,426	7,282
Interest received		432	267	287
Purchase of intangible assets		(233)	(243)	(253)
Purchase of property, plant and equipment		(1,738)	(1,502)	(1,456)
Disposal of property, plant and equipment		37	42	82
Acquisition of businesses and investments in joint ventures and associates		(795)	(704)	(979)
Disposal of businesses, joint ventures and associates		985	436	4,622
Acquisition of other non-current investments		(166)	(533)	(170)
Disposal of other non-current investments		59	62	266
Dividends from joint ventures, associates and other non-current investments		261	239	185
Sale/(purchase) of financial assets		533	(358)	(131)
Net cash flow (used in)/from investing activities		(625)	(2,294)	2,453
Dividends paid on ordinary share capital		(4,319)	(4,363)	(4,329)
Interest paid		(1,085)	(899)	(744)
Net change in short-term borrowings		643	(570)	(545)
Additional financial liabilities		4,741	4,972	7,776
Repayment of financial liabilities		(4,306)	(3,905)	(8,440)
Capital element of lease rental payments		(381)	(394)	(518)
Repurchase of shares	24	(1,508)	(1,507)	(1,509)
Other financing activities(a)		(726)	(527)	(581)
Net cash flow used in financing activities		(6,941)	(7,193)	(8,890)
Net increase/(decrease) in cash and cash equivalents		1,953	(61)	845
Cash and cash equivalents at the beginning of the year		4,045	4,225	3,387
Effect of foreign exchange rate changes		(48)	(119)	(7)
Cash and cash equivalents at the end of the year	17A	5,950	4,045	4,225
(a)Other financing activities include cash paid for the purchase of non-controlling interests and dividends paid to minority interests.
The cash flows of pension funds (other than contributions and other direct payments made by the Group in respect of pensions and similar obligations) are not included in the Group cash flow statement.

142	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

Notes to the Consolidated Financial Statements Unilever Group
1. Accounting information and
policies
BASIS OF CONSOLIDATION
Group companies included in the consolidated financial statements for 2024 are
Unilever PLC ('PLC') and all subsidiary undertakings, which are those entities controlled by PLC. Control exists when the Group has the power to direct the activities of an entity so as to affect the return on investment.
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
COMPANY LEGISLATION AND ACCOUNTING
STANDARDS
The consolidated financial statements have been prepared in accordance with
International Financial Reporting Standards (IFRS) as issued by the International
Accounting Standards Board (IASB), and UK-adopted international accounting standards. The consolidated financial statements comply with the Companies Act
2006.
These financial statements are prepared under the historical cost convention unless otherwise indicated.
GOING CONCERN
These financial statements have been prepared on a going concern basis.
The Group has considerable financial resources together with established business relationships with many customers and suppliers in countries throughout the world.
The Directors considered the Group's overall financial position, exposure to principal risks and future business forecasts. Specifically, they ensured that the expected cash flows from those forecasts were sufficient to cover its obligations for the next twelve months from the date of approval of the financial statements. This also included sensitivities considerations should the Group face an adverse environment leading to reduced sales growth and operating margins vs. forecasts. We describe in notes 15 to
18 on pages 169 to 184 the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities and its exposures to credit and liquidity risk. The Group has credit facilities available to raise short-term financing if necessary.
In conclusion, the Group is well placed to manage its business risks successfully and meet its obligations for at least twelve months from the date of approval of the financial statements.
ACCOUNTING POLICIES
The accounting policies adopted are the same as those which were applied for the previous financial year except as set out below under the heading ‘Recent accounting developments’.
Accounting policies are included in the relevant notes to the consolidated financial statements. These are presented as text highlighted in grey on pages 142 to 191. The accounting policies below are applied throughout the financial statements.
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
Effective from 1 January 2024, the functional currency of the Group's ultimate parent company, Unilever PLC ('PLC') has changed from sterling to euro. This follows a review and subsequent change of the internal debt of PLC, from sterling to euro, which triggered a formal evaluation of PLC's functional currency in line with relevant accounting standards. The change has been applied prospectively. There is no impact on the presentation of the Group results nor has there been any restatements to the
Group financial statements as a result of this change.
As at 31 December 2023, the ordinary share capital of PLC was translated to euro using the historical rate at the date the shares were issued (see note 15B on page 170).
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
■adjustment of the income statement to reflect the impact of inflation and exchange rate movement on holding monetary assets and liabilities in local currency.
The main effects on the Group consolidated financial statements for 2024 are:

€ million	Argentina	Turkey	Total
Total assets increase/(reduction)	474	65	539
Turnover increase/(reduction)	230	187	417
Operating profit increase/(reduction)	10	(4)	6
Net monetary gain/(loss)	(206)	11	(195)

Unilever Annual Report on Form 20-F 2024	143

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
CLIMATE CHANGE
In preparing these consolidated financial statements we have considered the impact of both physical and transition climate change risks as well as our plans to mitigate against those risks on the current valuation of our assets and liabilities. We have identified risks and opportunities that could in the future be material to our business, for example carbon tax or land use regulations. Where possible we have performed quantitative assessments of these risks and opportunities based on various scenarios for the years 2030, 2039 and 2050.
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
Based on these reviews, we do not believe that there is a material impact on the financial reporting judgements and estimates arising from our considerations and as a result the valuations of our assets or liabilities have not been significantly impacted by these risks as at 31 December 2024. We have not identified any significant impact from climate-related risks on the Group’s going concern assessment nor the viability of the Group over the next three years.
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
■Recognition of pension surplus – where there is an accounting surplus on a defined benefit plan, management uses judgement to determine whether the
Group can realise the surplus through refunds, reductions in future contributions or a combination of both.

144	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
ACCOUNTING DEVELOPMENTS ADOPTED BY THE GROUP
Recent accounting developments adopted by the Group
The Group applied for the first-time amendments to the following standards from 1 January 2024.

Applicable standard	Key requirements	Impact on Group
IAS 7 and IFRS 7 – 'Supplier Finance Arrangements'’
The amendments introduce additional disclosure requirements
for companies that enter into supplier finance arrangements.
The amendments require qualitative and quantitative
information to be disclosed about those arrangements.
We have reviewed the Group’s supplier finance arrangements to ensure appropriate disclosures which are disclosed in note 14.
All other standards or amendments to standards that have been issued by the IASB and were effective by 1 January 2024 were not applicable or material to Unilever.
New standards, amendments and interpretations of existing standards that are not yet effective and have not been early adopted by the Group
The following standards have been released but are not yet adopted by the Group. The Group is currently assessing their impact on the financial results and position of the Group.

Applicable standard	Key requirements or changes in accounting policy
Amendments to IAS 21 ‘The Effects of Changes in Foreign Exchange Rates’ Effective 1 January 2025	In August 2023, the International Accounting Standards Board (IASB) amended IAS 21 to clarify whether a currency is exchangeable, and how to determine a spot rate if it is not.
Amendments to IFRS 9 and IFRS 7 ‘The Classification and Measurement of Financial instruments’ Effective from 1 January 2026
In May 2024 the International Accounting Standards Board (IASB) amended IFRS 7 and IFRS 9 which includes clarifications on recognition and derecognition dates of certain financial assets and liabilities, including exceptions for liabilities settled through electronic cash transfer systems.

IFRS 18 Presentation and Disclosure in Financial Statements Effective 1 January 2027
IFRS 18 will replace IAS 1 Presentation of Financial Statements. The amendment impacts presentation and disclosure of the consolidated income statement with new defined categories being operating, investing, and financing to provide a consistent structure.
Disclosures about Management-defined Performance Measures (MPMs) (i.e. certain non-GAAP measures) will have to be disclosed in the financial statement with reconciliations to GAAP measures. The new standard will also provide guidance on grouping of information (aggregation/disaggregation).

All other new standards or amendments that are not yet effective that have been issued by the IASB are not applicable or material to Unilever.

Unilever Annual Report on Form 20-F 2024	145

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP

2. Segment information

Segmental reporting
The Group's operating and reportable segments are the five Business Groups of Beauty & Wellbeing, Personal Care, Home Care, Foods (previously reported as
Nutrition) and Ice Cream. The segmental disclosure provided is consistent with information reviewed by our chief operating decision maker, the Unilever
Leadership Executive.

Beauty & Wellbeing	■primarily sales of hair care (shampoo, conditioner, styling), skin care (face, hand and body moisturisers) and includes Prestige Beauty and Wellbeing.
Personal Care	■primarily sales of skin cleansing (soap, shower), deodorant and oral care (toothpaste, toothbrush, mouthwash) products.
Home Care	■primarily sales of fabric care (washing powders and liquids, rinse conditioners) and a wide range of home and hygiene cleaning products.
Foods (previously Nutrition)	■primarily sales of cooking aids & mini-meals (soups, bouillons, seasonings), condiments (mayonnaise, ketchup) and Unilever Food Solutions.
Ice Cream	■primarily ice cream products.
Revenue
Turnover comprises sales of goods after the deduction of discounts, sales taxes and estimated returns. It does not include sales between group companies.
Discounts given by Unilever include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs and are based on the contractual arrangements with each customer. Discounts can either be immediately deducted from the sales value on the invoice or off-invoice and settled later through credit notes when the precise amounts are known. Amounts provided for discounts at the end of a period require estimation; historical data and accumulated experience is used to assess the provision using the most likely amount method and in most instances, the discount can be recognised using known facts with a high level of accuracy. Any differences between actual amounts settled and the amounts provided are recognised in the subsequent reporting period and are not material year-on-year.
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
Our customers have the contractual right to return goods only when authorised by Unilever. If material, an estimate is made of goods that will be returned, and a liability is recognised for this amount. An asset is then recorded for the corresponding inventory that is estimated to return to Unilever using a best estimate based on accumulated experience. Our customers are distributors who may be able to return unsold goods in consignment arrangements.
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

Our segments are comprised of similar product categories. 8 categories (2023: 8; 2022: 8) individually accounted for 5% or more of our revenue in one or more of the last three years. The following table shows the relevant contribution of these categories to Group revenue for the periods shown:

Category	Segment	2024	2023	2022
Fabric	Home Care	15%	15%	15%
Ice Cream	Ice Cream	14%	13%	13%
Hair Care	Beauty & Wellbeing	10%	10%	11%
Cooking Aids	Foods	10%	10%	10%
Skin Cleansing	Personal Care	10%	10%	10%
Deodorant	Personal Care	9%	9%	8%
Skin Care	Beauty & Wellbeing	7%	7%	7%
Condiments	Foods	7%	7%	6%
Other		18%	19%	20%
*  Cooking Aids previously reported as Scratch Cooking Aids; Condiments previously reported as Dressings.

146	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
2. SEGMENT INFORMATION continued
The Group operating segment information is provided based on five product areas: Beauty & Wellbeing, Personal Care, Home Care, Foods and Ice Cream.

	Notes	€ million Beauty & Wellbeing	€ million Personal Care	€ million Home Care	€ million Foods	€ million Ice Cream	€ million Total
2024
Turnover		13,157	13,618	12,352	13,352	8,282	60,761
Operating profit	3	1,970	2,739	1,521	2,599	571	9,400
Non-underlying items(a)		582	275	264	248	410	1,779
Underlying operating profit		2,552	3,014	1,785	2,847	981	11,179
Share of net profit/(loss) of joint ventures and associates		3	5	6	236	5	255
Significant non-cash charges:
Within underlying operating profit:
Depreciation and amortisation		271	362	286	318	387	1,624
Share-based compensation and other non-cash charges(b)		111	113	100	105	62	491
Within non-underlying items:
Impairment and other non-cash charges(c)		65	75	195	105	111	551
2023
Turnover		12,466	13,829	12,181	13,204	7,924	59,604
Operating profit	3	2,209	2,957	1,419	2,413	760	9,758
Non-underlying items(a)		122	(165)	77	47	92	173
Underlying operating profit		2,331	2,792	1,496	2,460	852	9,931
Share of net profit/(loss) of joint ventures and associates		1	3	3	221	3	231
Significant non-cash charges:
Within underlying operating profit:
Depreciation and amortisation		257	328	279	283	431	1,578
Share-based compensation and other non-cash charges(b)		73	87	64	89	47	360
Within non-underlying items:
Impairment and other non-cash charges(c)		(6)	4	(40)	(18)	(1)	(61)
2022
Turnover		12,250	13,636	12,401	13,898	7,888	60,073
Operating profit	3	2,154	2,264	1,064	4,497	776	10,755
Non-underlying items(a)		138	415	280	(2,048)	143	(1,072)
Underlying operating profit		2,292	2,679	1,344	2,449	919	9,683
Share of net profit/(loss) of joint ventures and associates		1	3	4	196	4	208
Significant non-cash charges:
Within underlying operating profit:
Depreciation and amortisation		282	350	327	349	417	1,725
Share-based compensation and other non-cash charges(b)		43	55	36	51	33	218
Within non-underlying items:
Impairment and other non-cash charges(c)		49	259	152	87	60	607
(a)Non-underlying items include (loss)/gain on disposal of group companies, impairment, restructuring costs, acquisition and disposal-related costs and other one-off items classified separately due to their nature and/or frequency of occurrence. Refer to note 3.
(b)Other non-cash charges within underlying operating profit include movements in provisions from underlying activities, excluding movements arising from non-underlying activities.
(c)Other non-cash charges within non-underlying items includes movements in restructuring provisions and movements in certain legal provisions.

Unilever Annual Report on Form 20-F 2024	147

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

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
countries are:

	€ million United Kingdom	€ million United States	€ million India	€ million Others	€ million Total
2024
Turnover	2,646	12,515	6,677	38,923	60,761
Non-current assets(a)	3,830	19,715	6,700	23,296	53,541
2023
Turnover	2,523	12,250	6,691	38,140	59,604
Non-current assets(a)	3,567	18,205	6,436	22,876	51,084
2022
Turnover	2,498	12,122	6,872	38,581	60,073
Non-current assets(a)	3,621	18,109	6,500	23,971	52,201
(a)For the purpose of this table, non-current assets include goodwill, intangible assets, property, plant and equipment and other non-current assets as shown on the consolidated balance sheet. Goodwill is attributed to countries where acquired business operated at the time of acquisition; all other assets are attributed to the countries where they were acquired.
No other country had turnover or non-current assets (as shown above) greater than 10% of the Group total.
ADDITIONAL INFORMATION BY GEOGRAPHIES
Although the Group’s operations are managed by product area, we provide additional information based on geographies.

	€ million 2024	€ million 2023	€ million 2022
Asia Pacific Africa	25,991	26,234	27,504
The Americas(a)	22,491	21,531	20,905
Europe	12,279	11,839	11,664
Total	60,761	59,604	60,073
(a)Americas sales in North America were €13,382 million (2023: €13,130 million; 2022: €13,000 million) and in Latin America were €9,109 million (2023: €8,401 million; 2022: €7,905 million).
The Group's turnover classified by markets is:

	€ million 2024	€ million 2023	€ million 2022
Emerging markets	35,313	34,714	35,324
Developed markets	25,448	24,890	24,749
Transactions between the Unilever Group’s geographical regions are immaterial and are carried out on an arm’s length basis.

148	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

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
(iv) Restructuring costs
Restructuring costs are costs that are directly attributable to a restructuring project. Management define a restructuring project as a strategic, major initiative that delivers cost savings and materially change either the scope of the business or the manner in which the business is conducted.
(v) Acquisition and disposal-related costs
Acquisition and disposal-related costs are costs that are directly attributable to a business acquisition or disposal project.
(vi) Impairment of assets
Impairment of assets including goodwill, intangible assets and property, plant and equipment.
(vii) Gains or losses from the disposal of group companies
Gains or losses from the disposal of group companies which arise from business disposal projects.
(viii) Others
Other approved one-off items are those additional matters considered by management to be significant and outside the course of normal operations.

	€ million 2024	€ million 2023	€ million 2022
Turnover	60,761	59,604	60,073
Cost of sales	(33,391)	(34,429)	(35,906)
of which:
Distribution costs	(3,469)	(3,549)	(3,787)
Production costs	(4,074)	(3,969)	(3,995)
Raw and packaging materials and goods purchased for resale	(24,069)	(25,084)	(26,360)
Other	(1,779)	(1,827)	(1,764)
Gross profit	27,370	25,175	24,167
Selling and administrative expenses	(16,191)	(15,244)	(14,484)
of which:
Brand and marketing investment	(9,410)	(8,546)	(7,821)
Overheads	(6,781)	(6,698)	(6,663)
of which: Research and development(a)	(987)	(949)	(908)
(Loss)/gain on disposal of group companies(b)	(406)	489	2,335
Acquisition and disposal-related costs(c)	(387)	(242)	(50)
Restructuring costs(d)	(850)	(499)	(777)
Impairments(e)	(133)	(1)	(221)
Other	(3)	80	(215)
Operating profit	9,400	9,758	10,755
(a)Research and development costs include patent costs of €27 million in 2024. The patent costs for 2023 and 2022 were €29 million and €28 million respectively.
(b)2024 net loss arises from the disposals of our Russian business, Elida Beauty, Pureit, and Qinyuan. This net loss includes a foreign currency translation reserve write-off of €545 million.
2023 includes a gain of €497 million related to the disposal of Suave. 2022 includes a gain of €2,303 million related to the disposal of the global tea business.
(c)2024 includes a charge of €239 million (2023: €104 million) relating to the revaluation of the minority interest liability of Nutrafol, €54 million relating to the Ice Cream separation, and €39 million relating to the acquisition of Yasso.
(d)In 2024, we announced the launch of a company-wide productivity programme that would impact around 7,500 jobs and support margin improvement through specific interventions over its duration. The majority of the costs incurred that relate to the productivity programme were for redundancy and are recognised as restructuring in line with our policy. The remaining costs comprise technology and supply chain projects.
(e)2024 includes an impairment charge of €127 million relating to Blueair, an air purification business. 2022 includes an impairment charge of €192 million relating to Dollar Shave Club.
Exchange gain/(loss) within operating costs in 2024 is €24 million (2023: €(249) million; 2022: €(225) million).

Unilever Annual Report on Form 20-F 2024	149

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
4. Employees
4A. STAFF AND MANAGEMENT COSTS

Staff costs	€ million 2024	€ million 2023	€ million 2022
Wages and salaries	(5,852)	(5,722)	(5,857)
Social security costs	(640)	(591)	(587)
Other pension costs	(339)	(348)	(396)
Share-based compensation costs	(324)	(212)	(177)
	(7,155)	(6,873)	(7,017)

Average number of employees during the year (a)	'000 2024	'000 2023	'000 2022
Asia Pacific Africa	61	64	73
The Americas	38	38	38
Europe	26	26	27
	125	128	138
(a)Reduction in average number of employees is primarily driven by the productivity programme and business disposals during 2024. The reduction in 2023 was primarily driven by the disposal of the global tea business in 2022.

Key management compensation	€ million 2024	€ million 2023	€ million 2022
Salaries and short-term employee benefits	(44)	(41)	(41)
Share-based benefits(a)	(19)	(13)	(15)
	(63)	(54)	(56)
Of which: Executive Directors	(14)	(13)	(12)
Other(b)	(49)	(41)	(44)

Non-Executive Directors’ fees	(2)	(2)	(2)
	(65)	(56)	(58)
(a)Share-based benefits are expenses recognised for the period. Share-based benefits compensation on a vesting basis is €13 million (2023: €8 million; 2022: €12 million).
(b)Other includes all members of the Unilever Leadership Executive, other than Executive Directors.
Key management are defined as the members of Unilever Leadership Executive (ULE) and the Non-Executive Directors. Compensation for ULE members is pro-
rated based on time actively spent in a ULE role.

150	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

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
All defined benefit plans are subject to regular actuarial review using the projected unit method by external consultants. The Group policy is that the most material plans, representing approximately 81% of the defined benefit liabilities, are formally valued every year. Other material plans, accounting for a further 14% of the liabilities, have their liabilities updated each year. Group policy for the remaining plans requires a full actuarial valuation at least every three years. Asset values for all plans are updated every year.
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
Governance
The majority of the Group’s externally funded plans are established as trusts, foundations or similar entities. The operation of these entities is governed by local regulations and practice in each country, as is the nature of the relationship between the Group and the Trustees (or equivalent) and their composition. Where
Trustees (or equivalent) are in place to operate plans, they are generally required to act on behalf of the plan’s stakeholders. They are tasked with periodic reviews of the solvency of the plan in accordance with local legislation and play a role in the long-term investment and funding strategy. The Group also has an internal body, the
Pensions Committee, that is responsible for setting the company’s policies and decision-making on plan matters, including but not limited to design, funding, investments, risk management and governance.
Investment strategy
The Group’s investment strategy in respect of its funded plans is implemented within the framework of the various statutory requirements of the territories where the plans are based. The Group has developed policy guidelines for the allocation of assets to different classes with the objective of controlling risk and maintaining the right balance between risk and long-term returns in order to limit the cost to the Group of the benefits provided. To achieve this, investments are diversified, such that the failure of any single investment should not have a material impact on the overall level of assets. The plans expose the Group to a number of actuarial risks such as investment risk, interest rate risk, longevity risk and, in certain countries, inflation risk. There are no unusual entity or material plan-specific risks to the Group. The plans invest a reducing proportion of assets in equities and, for risk control, an increasing proportion in liability matching assets (bonds). There are also investments in property and other alternative assets; additionally, the Group uses derivatives to further mitigate the impact of the risks outlined above. However, the portfolio leverage is relatively low. The majority of assets are managed by a number of external fund managers with a small proportion managed in-house. Unilever has a pooled investment vehicle (Univest) which it believes offers its pension plans around the world a simplified externally managed investment vehicle to implement their strategic asset allocation models, currently for bonds, equities and alternative assets. The aim is to provide high-quality, well-diversified, cost-effective, risk-controlled vehicles. The pension plans’ investments are overseen by Unilever’s internal investment company, the Univest Company.
Assumptions
With the objective of presenting the assets and liabilities of the pensions and other post-employment benefit plans at their fair value on the balance sheet, assumptions under IAS 19 are set by reference to market conditions at the valuation date. The actuarial assumptions used to calculate the benefit liabilities vary according to the country in which the plan is situated. The following table shows the assumptions, weighted by liabilities, used to value the principal defined benefit plans (representing approximately 95% of total pension liabilities and other post-employment benefit liabilities).

	31 December 2024		31 December 2023
	Defined benefit pension plans	Other post- employment benefit plans	Defined benefit pension plans	Other post- employment benefit plans
Discount rate	4.8%	6.3%	4.4%	5.9%
Inflation	2.8%	n/a	2.8%	n/a
Rate of increase in salaries	3.4%	3.0%	3.4%	2.9%
Rate of increase for pensions in payment (where provided)	2.5%	n/a	2.6%	n/a
Rate of increase for pensions in deferment (where provided)	2.8%	n/a	2.8%	n/a
Long-term medical cost inflation	n/a	5.7%	n/a	5.5%
For the most material other post-employment benefit plan in the US, a higher initial level of medical cost inflation is assumed which falls from the initial rate of 6.75%
to the long-term rate of 5% after 7 years. Assumed healthcare cost trend rates have a significant effect on the amounts reported for healthcare plans.

Unilever Annual Report on Form 20-F 2024	151

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
4B. PENSIONS AND SIMILAR OBLIGATIONS continued
For the UK and Netherlands pension plans, representing approximately 64% of all defined benefit pension liabilities, the assumptions used at
31 December 2024 and 2023 were:

	United Kingdom		Netherlands
	2024	2023	2024	2023
Discount rate	5.6%	4.7%	3.4%	3.2%
Inflation	3.1%	3.0%	2.0%	2.1%
Rate of increase in salaries	3.8%	3.6%	2.5%	2.6%
Rate of increase for pensions in payment (where provided)	2.9%	2.8%	2.0%	2.1%
Rate of increase for pensions in deferment (where provided)	2.9%	2.8%	2.0%	2.1%
Number of years a current pensioner is expected to live beyond age 65:
Men	21.5	21.5	22.0	21.9
Women	23.1	23.1	24.2	24.1
Number of years a future pensioner currently aged 45 is expected to live beyond age 65:
Men	22.5	22.4	24.0	23.9
Women	24.3	24.2	26.2	26.1
Demographic assumptions, such as mortality rates, are set having regard to the latest trends in life expectancy (including expectations of future improvements), plan experience and other relevant data. These assumptions are reviewed and updated as necessary as part of the periodic actuarial valuation of the pension plans. The years of life expectancy for 2024 above have been translated from the following tables:
Largest UK plan: Standard life expectancy tables Series S3, adjusted to reflect the experience of our plan members analysed as part of the 2022 actuarial valuation.
Future improvements in longevity have been allowed for in line with the core CMI 2022 Mortality Projections Model with a 1% p.a. long-term improvement rate.
Largest Netherlands plan: The Dutch Actuarial Society’s AG Prognosetafel 2024 table is used with correction factors (2020) to allow for the typically longer life expectancy for fund members relative to the general population. This table has an in-built allowance for future improvements in longevity.
The impact from changes to the assumptions of the remaining defined benefit plans are considered immaterial. Their assumptions vary due to a number of factors including the currency and long-term economic conditions of the countries where they are situated.
Income statement
The charge to the income statement comprises:

	Notes	€ million 2024	€ million 2023	€ million 2022
Charged to operating profit:
Defined benefit pension and other benefit plans:
Gross service cost		(178)	(128)	(186)
Employee contributions		37	11	12
Special termination benefits		(5)	(14)	(11)
Past service cost including (losses)/gains on curtailments(a)		32	3	–
Settlements		5	2	1
Defined contribution plans		(230)	(222)	(212)
Total operating cost	4A	(339)	(348)	(396)
Finance income/(cost)(b)	5	71	110	44
Net impact on the income statement (before tax)		(268)	(238)	(352)
(a)This includes €28 million credit in the UK due to removal of a discretionary administration practice.
(b)This includes the impact of asset ceiling on interest.
Statement of comprehensive income
Amounts recognised in the statement of comprehensive income on the remeasurement of the surplus/(deficit).

	€ million 2024	€ million 2023	€ million 2022
Return on plan assets excluding amounts included in net finance income/(cost)	(601)	131	(6,483)
Change in asset ceiling excluding amounts included in finance cost	(38)	(6)	(184)
Actuarial gains/(losses) arising from changes in demographic assumptions	26	98	(24)
Actuarial gains/(losses) arising from changes in financial assumptions	903	(552)	6,914
Experience gains/(losses) arising on pension plan and other benefit plan liabilities	28	(416)	(760)
Total of defined benefit costs recognised in other comprehensive income	318	(745)	(537)

152	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
4B. PENSIONS AND SIMILAR OBLIGATIONS continued
Balance sheet
The assets, liabilities and surplus/(deficit) position of the pension and other post-employment benefit plans at the balance sheet date were:

	€ million 2024		€ million 2023
	Pension plans	Other post- employment benefit plans	Pension plans	Other post- employment benefit plans
Fair value of assets	19,867	2	20,174	4
Present value of liabilities	(16,259)	(345)	(17,174)	(348)
Computed surplus/(deficit)	3,608	(343)	3,000	(344)
Irrecoverable surplus(a)	(295)	–	(255)	–
Surplus/(deficit)	3,313	(343)	2,745	(344)
Of which in respect of:
Funded plans in surplus:
Liabilities	(12,909)	–	(13,739)	–
Assets	17,368	–	17,775	–
Aggregate surplus	4,459	–	4,036	–
Irrecoverable surplus(a)	(295)	–	(255)	–
Surplus/(deficit)	4,164	–	3,781	–
Funded plans in deficit:
Liabilities	(2,633)	(41)	(2,715)	(39)
Assets	2,499	2	2,399	4
Surplus/(deficit)	(134)	(39)	(316)	(35)
Unfunded plans:
Pension liability	(717)	(304)	(720)	(309)
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
disclosure.
Movements in assets during the year:

	€ million UK	€ million Netherlands	€ million Rest of world	€ million 2024 Total	€ million UK	€ million Netherlands	€ million Rest of world	€ million 2023 Total
1 January fair value of assets	8,679	5,514	5,985	20,178	8,704	5,343	5,320	19,367
1 January irrecoverable surplus	–	–	(255)	(255)	–	–	(234)	(234)
1 January (after irrecoverable surplus)	8,679	5,514	5,730	19,923	8,704	5,343	5,086	19,133
Employee contributions	–	–	37	37	–	–	11	11
Settlements	–	–	–	–	–	–	(1)	(1)
Actual return on plan assets (excluding amounts in net finance income/charge)	(894)	194	99	(601)	(227)	146	212	131
Change in asset ceiling excluding amounts included in interest expenses	–	–	(38)	(38)	–	–	(6)	(6)
Interest income(a)	407	174	273	854	432	194	233	859
Employer contributions(b)	47	(106)	256	197	50	9	348	407
Benefit payments	(492)	(181)	(535)	(1,208)	(459)	(178)	(485)	(1,122)
Other(c)	–	–	(13)	(13)	–	–	371	371
Currency retranslation	385	–	38	423	179	–	(39)	140
31 December (after irrecoverable surplus)	8,132	5,595	5,847	19,574	8,679	5,514	5,730	19,923
31 December irrecoverable surplus	–	–	(295)	(295)	–	–	(255)	(255)
31 December fair value of assets	8,132	5,595	6,142	19,869	8,679	5,514	5,985	20,178
(a)This includes the impact of asset ceiling on interest.
(b)The Group received a partial refund of €115 million from the Netherlands Plan in 2024, per a formal agreement with the Plan allowing a return of surplus provided specific funding conditions are satisfied.
(c)The majority of 'Other' during 2023 is explained by reclassification of India HUL and GSK Provident Funds from Defined Contribution to Defined Benefit reporting adding €368 million to both assets and liabilities at year end 2023. The impact on the overall (deficit)/surplus is nil.

Unilever Annual Report on Form 20-F 2024	153

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
4B. PENSIONS AND SIMILAR OBLIGATIONS continued
Movements in liabilities during the year:

	€ million UK	€ million Netherlands	€ million Rest of world	€ million 2024 Total	€ million UK	€ million Netherlands	€ million Rest of world	€ million 2023 Total
1 January	(7,250)	(4,031)	(6,241)	(17,522)	(6,838)	(3,734)	(5,992)	(16,564)
Gross service cost	(51)	(4)	(123)	(178)	(42)	(5)	(81)	(128)
Special termination benefits	–	–	(5)	(5)	–	–	(14)	(14)
Past service costs including losses/(gains) on curtailments	27	–	5	32	–	–	3	3
Settlements	–	–	5	5	–	–	3	3
Interest cost	(337)	(126)	(320)	(783)	(335)	(135)	(279)	(749)
Actuarial gain/(loss) arising from changes in demographic assumptions	3	13	10	26	104	–	(6)	98
Actuarial gain/(loss) arising from changes in financial assumptions	675	160	68	903	(243)	(236)	(73)	(552)
Actuarial gain/(loss) arising from experience adjustments	(14)	154	(112)	28	(220)	(99)	(97)	(416)
Benefit payments	492	181	535	1,208	459	178	485	1,122
Other(a)	–	–	33	33	–	–	(371)	(371)
Currency retranslation	(327)	–	(24)	(351)	(135)	–	181	46
31 December	(6,782)	(3,653)	(6,169)	(16,604)	(7,250)	(4,031)	(6,241)	(17,522)
(a)The majority of 'Other' during 2023 is explained by reclassification of India HUL and GSK Provident Funds from Defined Contribution to Defined Benefit reporting adding €368 million to both assets and liabilities at year end 2023. The impact on the overall (deficit)/surplus is nil.
Movements in (deficit)/surplus during the year:

	€ million UK	€ million Netherlands	€ million Rest of world	€ million 2024 Total	€ million UK	€ million Netherlands	€ million Rest of world	€ million 2023 Total
1 January	1,429	1,483	(511)	2,401	1,866	1,609	(906)	2,569
Gross service cost	(51)	(4)	(123)	(178)	(42)	(5)	(81)	(128)
Employee contributions	–	–	37	37	–	–	11	11
Special termination benefits	–	–	(5)	(5)	–	–	(14)	(14)
Past service costs including losses/(gains) on curtailments	27	–	5	32	–	–	3	3
Settlements	–	–	5	5	–	–	2	2
Actual return on plan assets (excluding amounts in net finance income/charge)	(894)	194	99	(601)	(227)	146	212	131
Change in asset ceiling excluding amounts included in interest expenses	–	–	(38)	(38)	–	–	(6)	(6)
Interest cost	(337)	(126)	(320)	(783)	(335)	(135)	(279)	(749)
Interest income(a)	407	174	273	854	432	194	233	859
Actuarial gain/(loss) arising from changes in demographic assumptions	3	13	10	26	104	–	(6)	98
Actuarial gain/(loss) arising from changes in financial assumptions	675	160	68	903	(243)	(236)	(73)	(552)
Actuarial gain/(loss) arising from experience adjustments	(14)	154	(112)	28	(220)	(99)	(97)	(416)
Employer contributions(b)	47	(106)	256	197	50	9	348	407
Benefit payments	–	–	–	–	–	–	–	–
Other	–	–	20	20	–	–	–	–
Currency retranslation	58	–	14	72	44	–	142	186
31 December	1,350	1,942	(322)	2,970	1,429	1,483	(511)	2,401
(a)This includes the impact of asset ceiling on interest.
(b)The Group received a partial refund of €115 million from the Netherlands Plan in 2024, per a formal agreement with the Plan allowing a return of surplus provided specific funding conditions are satisfied.
The actual return on recognised plan assets during 2024 was €253 million, being €(601) million of asset returns and €854 million of interest income shown in the tables above (2023: €990 million).
Movements in irrecoverable surplus during the year:

	€ million UK	€ million Netherlands	€ million Rest of world	€ million 2024 Total	€ million UK	€ million Netherlands	€ million Rest of world	€ million 2023 Total
1 January	–	–	(255)	(255)	–	–	(234)	(234)
Interest income	–	–	(7)	(7)	–	–	(7)	(7)
Change in irrecoverable surplus in excess of interest	–	–	(38)	(38)	–	–	(6)	(6)
Currency retranslations	–	–	5	5	–	–	(8)	(8)
31 December	–	–	(295)	(295)	–	–	(255)	(255)

154	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
4B. PENSIONS AND SIMILAR OBLIGATIONS continued
The duration of the principal defined benefit plan liabilities (representing 95% of total pension liabilities and other post-employment benefit liabilities) and the split of liabilities between different categories of plan participants are:

	UK	Netherlands	Rest of world(a)	2024 Total	UK	Netherlands	Rest of world(a)	2023 Total
Duration (years)	12	14	10	0 to 23	12	14	10	0 to 22
Active members	8%	7%	23%	13%	7%	7%	23%	12%
Deferred members	30%	38%	15%	27%	31%	38%	14%	27%
Retired members	62%	55%	62%	60%	62%	55%	63%	61%
(a)Rest of world numbers shown are weighted averages by liabilities.
Plan assets
The group of plans within ‘Rest of world’ category in the tables below are not materially different with respect to their risks that would require disaggregated disclosure.

	€ million 31 December 2024				€ million 31 December 2023
	UK	Netherlands	Rest of world	2024 Total	UK	Netherlands	Rest of world	2023 Total
Total Pension Plans Assets	8,132	5,595	6,140	19,867	8,679	5,514	5,981	20,174
Equities Total	214	1,176	1,106	2,496	224	1,095	1,424	2,743
– Europe	37	148	346	531	43	171	431	645
– North America	128	746	525	1,399	133	670	617	1,420
– Other	49	282	235	566	48	254	376	678
Fixed Income Total	6,228	3,627	3,763	13,618	6,640	3,521	3,344	13,505
– Government bonds	4,296	1,460	1,814	7,570	4,773	1,461	1,546	7,780
– Investment grade corporate bonds	895	648	1,296	2,839	791	620	1,197	2,608
– Other Fixed Income	1,037	1,519	653	3,209	1,076	1,440	601	3,117
Derivatives	(239)	90	–	(149)	(237)	145	16	(76)
Private Equity	617	105	32	754	559	95	36	690
Property and Real Estate	749	370	433	1,552	674	321	412	1,407
Hedge Funds	123	–	75	198	136	–	69	205
Other	440	227	404	1,071	683	337	391	1,411
Other Pension Plans	–	–	327	327	–	–	289	289
Other Post-Employment Benefit Plans Assets	–	–	2	2	–	–	4	4
Total Assets	8,132	5,595	6,142	19,869	8,679	5,514	5,985	20,178
The fair values of the above equity and fixed income instruments are determined based on quoted market prices in active markets. The fair value of private equity, properties, derivatives and hedge funds are not based on quoted market prices in active markets. Properties are externally and independently appraised on the basis of an open market value per professional market standards. The value of an investment holding in a property fund is typically the net asset value as provided to an investor. The Group uses derivatives and other instruments to hedge some of its exposure to inflation and interest rate risk – the degree of this hedging of liabilities was over 100% for both interest rate and inflation for the UK plan and approximately 90% for interest rate and 20% for inflation for the Netherlands plan at year end.
Foreign currency exposures, in part, are also hedged by the use of forward foreign exchange contracts. Assets included in the Other category are cash and insurance contracts which are also unquoted assets.
No Unilever securities were held at 31 December 2024 or 31 December 2023. Property includes property occupied by Unilever amounting to €98 million and €80 million at 31 December 2024 and 2023 respectively.
The pension assets above exclude the assets in a Special Benefits Trust amounting to €30 million (2023: €33 million) to fund pension and similar obligations in the
US (see also note 17A on page 182).
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
types of assumptions used in preparing the sensitivity analysis did not change compared with the previous period.

Unilever Annual Report on Form 20-F 2024	155

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
4B. PENSIONS AND SIMILAR OBLIGATIONS continued
Cash flow
Group cash flow in respect of pensions and similar post-employment benefits comprises company contributions paid to funded plans and benefits paid by the company in respect of unfunded plans. The table below sets out these amounts:

	€ million 2025 Estimate	€ million 2024	€ million 2023	€ million 2022
Company contributions to funded plans:
Defined Benefit (a)	95	82	291	176
Defined Contribution	245	230	222	212
Benefits paid by the Company in respect of unfunded plans:
Defined Benefit	110	115	116	127
Group cash flow in respect of pensions and similar benefits	450	427	629	515
(a)The Group contributed a one-off contribution of $110 million into the US Pension Plan in 2023.
The Group received a partial refund of €115 million from the Netherlands Plan in 2024, per a formal agreement with the Plan allowing a return of surplus provided specific funding conditions are satisfied. A further €118 million refund from the Netherlands Plan is due to be received in 2025.
Following conclusion of the 2022 triennial valuation of the UK pension fund, the Group, in agreement with the Trustees, implemented an updated Schedule of Contributions. Deficit contributions to this fund will continue to be nil. The next triennial valuation is in 2025.
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

As at 31 December 2024, the Group had multiple share-based compensation plans to its employees including Executive Directors and Key Management.
The numbers in this note include shares awarded to Executive Directors and to key management as reported in note 4A on page 149. Non-Executive Directors do not participate in any of the share-based compensation plans.
The charge to income statement related to equity-settled share-based compensation plan is €324 million (2023: €212 million; 2022: €177 million).
SHARE PLANS
As at 31 December 2024, the Group has multiple Share plans under which employees are granted Unilever PLC’s shares. The major share-based plans are explained below:
Performance Share Plans (PSP)
From 2021, under PSP scheme, Unilever’s managers receive annual awards of PLC shares. The awards vest between 0% and 200% of grant level (limits for
Executive Directors may vary) based on the performance measures which are percentage business winning, cumulative free cash flow, underlying return on invested capital, sustainability progress index for the Group. The awards vest after 3 years. In 2024, the Group modified the PSP scheme to only eligible employees. The performance measures for PSP awards from 2024 are underlying sales growth, underlying return on invested capital, relative total shareholder return and sustainability progress index.
Annual Share Plans (ASP)
From 2024, under the Annual Share Plan (ASP) award, eligible employees receive Unilever PLC shares which will vest after 3 years and are not subject to any performance conditions.
Management Co-Investment Plans (MCIP)
The MCIP allowed Unilever’s managers to invest up to 100% of their annual bonus (a minimum of 33% and maximum of 67% for Executive Directors) in shares of
Unilever PLC and to receive a corresponding award of performance-related shares. The awards vest between 0% and 200% of grant level (limits for Executive
Directors may vary) based on the performance measures which are underlying sales growth, underlying EPS growth, return on invested capital and sustainability progress index. The awards vest after 4 years. MCIP awards were last granted in 2020 and vested in 2024.
A summary of the status of the above Share Plans as at 31 December 2024, 2023 and 2022 and changes during the years ended on these dates is presented below:

	2024 Number of shares	2023 Number of shares	2022 Number of shares
Outstanding at 1 January	21,329,938	17,923,890	14,318,564
Awarded	7,508,412	7,479,544	10,032,321
Vested	(6,296,695)	(2,021,439)	(3,101,598)
Forfeited	(3,429,400)	(2,052,057)	(3,325,397)
Outstanding at 31 December	19,112,255	21,329,938	17,923,890

	2024	2023	2022
Share award value information
Fair value per share award during the year	€46.19	€45.71	€41.56

156	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
4C. SHARE-BASED COMPENSATION PLANS continued
SHARE OPTIONS
In the year 2024, Hindustan Unilever Limited (HUL) subsidiary of Unilever PLC announced “HUL PSP” scheme 2024. Under this scheme, specific eligible employees of HUL and its wholly owned subsidiaries are awarded with HUL share options. HUL PSP vesting to managers at higher work levels is based on underlying sales growth, underlying return on invested capital, relative total shareholder return and sustainability progress index. These awards will vest after 3 years.

	Number of options	Weighted average exercise price
Outstanding at 1 January 2024	–	€0.00
Awarded	196,994	€0.01
Vested	–	€0.00
Forfeited	(15,856)	€0.01
Outstanding at 31 December 2024	181,138	€0.01
Summary of options outstanding:

	Outstanding share options	Weighted average exercise price	Weighted remaining average contractual life
HUL PSP share options	181,138	€0.01	25 months
Additional information
At 31 December 2024, the employee benefit trust held 1,998,281 (2023: 1,361,032) PLC shares and PLC and its subsidiaries held 326,473 (2023: 36,903) PLC shares which are held as treasury shares.
The book value of €37 million (2023: €207 million) of the shares held by the trust and by Unilever PLC and its subsidiaries in respect of share-based compensation plans is eliminated on consolidation by deduction from other reserves. Their market value at 31 December 2024 was €127 million (2023: €60 million).
Shares held to satisfy awards are accounted for in accordance with IAS 32 ‘Financial Instruments: Presentation’. All differences between the purchase price of the shares held to satisfy awards granted and the proceeds received for the shares, whether on exercise or lapse, are charged to reserves.
Between 31 December 2024 and 21 February 2025 (the latest practicable date for inclusion in this report), movement in shares and share options are as below:
■Shares: nil shares were granted, 6,389,830 shares vested and 1,416,886 shares were forfeited related to the Share Plans.
■Share options: nil shares were granted, nil shares vested and 2,565 shares were forfeited related to the Share Plans.
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
Borrowing costs are recognised based on the effective interest method.

Net finance costs	Notes	€ million 2024	€ million 2023	€ million 2022
Finance costs		(1,113)	(1,038)	(818)
Bank loans and overdrafts		(82)	(82)	(44)
Interest on bonds and other loans(a)		(959)	(921)	(673)
Interest on lease liabilities		(77)	(72)	(72)
Net gain/(loss) on transactions for which hedge accounting is not applied(b)		5	37	(29)
On foreign exchange derivatives		(90)	86	123
Exchange difference on underlying items		95	(49)	(152)

Finance income		438	442	281
Pensions and similar obligations	4B	71	110	44
		(604)	(486)	(493)
(a)Interest on bonds and other loans includes the impact of interest rate derivatives that are part of hedge accounting relationships and the related recycling of results from the hedge accounting reserve. This includes an amount of €(3) million (2023: €(16) million) relating to unwinding of discount on deferred consideration for acquisitions.
(b)For further details of derivatives for which hedge accounting is not applied, please refer to note 16C.

Unilever Annual Report on Form 20-F 2024	157

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

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

Tax charge in income statement	€ million 2024	€ million 2023	€ million 2022
Current tax
Current year	(2,835)	(2,261)	(2,206)
Pillar 2 income taxes	(9)	–	–
Over/(under) provided in prior years	191	9	(61)
	(2,653)	(2,252)	(2,267)
Deferred tax
Origination and reversal of temporary differences	121	22	153
Changes in tax rates	(2)	7	28
Recognition of previously unrecognised losses brought forward	34	24	18
	153	53	199
	(2,500)	(2,199)	(2,068)
The reconciliation between the computed weighted average rate of income tax expense, which is generally applicable to Unilever companies, and the actual rate of taxation charged is as follows:

Reconciliation of effective tax rate	% 2024	% 2023	% 2022
Computed rate of tax(a)	25	25	25
Differences between computed rate of tax and effective tax rate due to:
Incentive tax credits	(2)	(2)	(2)
Withholding tax on dividends	3	2	2
Expenses not deductible for tax purposes	2	1	1
Irrecoverable withholding tax	1	1	1
Income tax reserve adjustments – current and prior year	–	(1)	–
Impact of disposals	2	(2)	(6)
Others	(2)	–	(1)
Effective tax rate	29	24	20
(a)The computed tax rate used is the average of the standard rate of tax applicable in the countries in which Unilever operates, weighted by the amount of profit before taxation generated in each of those countries. For this reason, the rate may vary from year to year according to the mix of profit and related tax rates.
Our tax rate is reduced by incentive tax credits, the benefit from preferential tax regimes that have been legislated by the countries and provinces concerned in order to promote economic development and investment. The tax rate is increased by business expenses which are not deductible for tax, such as entertainment costs and some interest expense and by irrecoverable withholding taxes on dividends paid by subsidiary companies and on other cross-border payments such as royalties and service fees, which cannot be offset against other taxes due. Uncertain tax provisions excluding the related interest amounted to €888 million (2023: €820 million).
This includes €506 million (2023: €434 million) related to the Horlicks intangible amortisation in India.
The Group's future tax charge and effective tax rate could be affected by several factors, including changes in tax laws and their interpretation, the implementation of the
OECD Pillars 1 and 2, EU and US tax changes, as well as the impact of acquisitions, disposals and restructuring of our business.
Pillar Two legislation applies to the Group for 2024 and we have accrued Pillar Two top-up tax of €9 million which is in line with the Group’s expectations in 2023 that the impact would be in the range of 0%–0.2% increase to the Group effective tax rate for 2024.

158	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

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
The Group has applied the exemption to not recognise or disclose any deferred tax related to Pillar Two income taxes.
A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Movements in 2024 and 2023	€ million As at 1 January 2024	€ million Income statement	€ million Other	€ million As at 31 December 2024	€ million As at 1 January 2023	€ million Income statement	€ million Other	€ million As at 31 December 2023
Pensions and similar obligations	(514)	(12)	(104)	(630)	(613)	(90)	189	(514)
Provisions and accruals	805	168	(35)	938	741	103	(39)	805
Goodwill and intangible assets	(3,697)	(45)	(121)	(3,863)	(3,848)	(10)	161	(3,697)
Accelerated tax depreciation	(572)	(20)	8	(584)	(700)	47	81	(572)
Tax losses	234	190	(9)	415	231	(3)	6	234
Fair value gains	(40)	(3)	(23)	(66)	(42)	–	2	(40)
Fair value losses	23	9	(20)	12	36	(2)	(11)	23
Share-based payments	246	(2)	29	273	194	30	22	246
Lease liability	189	(16)	8	181	237	(34)	(14)	189
Right of use asset	(166)	8	(3)	(161)	(201)	30	5	(166)
Other	610	(124)	(63)	423	639	(18)	(11)	610
	(2,882)	153	(333)	(3,062)	(3,326)	53	391	(2,882)
At the balance sheet date, the Group had unused tax losses of €2,245 million (2023: €1,313 million) and tax credits amounting to €795 million (2023: €832 million)
available for offset against future taxable profits. Deferred tax assets have not been recognised in respect of unused tax losses of €695 million (2023: €602 million)
and tax credits of €502 million (2023: €418 million), as it is not probable that there will be future taxable profits within the entities against which the losses and credits can be utilised. Of these losses, €246 million (2023: €168 million) have expiry dates, being corporate income tax losses in the US, Korea and China which expire between now and 2043.
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
Deferred tax assets have not been recognised in respect of other deductible temporary differences of €986 million (2023: €515 million) as it is not expected they will be utilised. Of these differences, €868 million (2023: €409 million) relates to limitation on the deduction of interest expenses. There is no expiry date for these differences.
At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was €2,013 million (2023: €2,610 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences, and it is probable that such differences will not reverse in the foreseeable future.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

Deferred tax assets and liabilities	€ million Assets 2024	€ million Assets 2023	€ million Liabilities 2024	€ million Liabilities 2023	€ million Total 2024	€ million Total 2023
Pensions and similar obligations	(158)	199	(472)	(713)	(630)	(514)
Provisions and accruals	510	503	428	302	938	805
Goodwill and intangible assets	286	51	(4,149)	(3,748)	(3,863)	(3,697)
Accelerated tax depreciation	(38)	(18)	(546)	(554)	(584)	(572)
Tax losses	395	201	20	33	415	234
Fair value gains	(22)	(1)	(44)	(39)	(66)	(40)
Fair value losses	–	–	12	23	12	23
Share-based payments	118	84	155	162	273	246
Lease liability	81	94	100	95	181	189
Right of use asset	(83)	(92)	(78)	(74)	(161)	(166)
Other	191	92	232	518	423	610
	1,280	1,113	(4,342)	(3,995)	(3,062)	(2,882)
Of which deferred tax to be recovered/(settled) after more than 12 months	879	756	(4,581)	(4,199)	(3,702)	(3,443)

Unilever Annual Report on Form 20-F 2024	159

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
6C. TAX ON ITEMS RECOGNISED IN EQUITY OR OTHER COMPREHENSIVE INCOME

Income tax is recognised in equity or other comprehensive income for items recognised directly in equity or other comprehensive income.
Tax effects directly recognised in equity or other comprehensive income were as follows:

Movements in 2024 and 2023	€ million Before tax 2024	€ million Tax (charge)/ credit 2024	€ million After tax 2024	€ million Before tax 2023	€ million Tax (charge)/ credit 2023	€ million After tax 2023
Gains/(losses) on:
Equity instruments at fair value through other comprehensive income	60	–	60	(38)	10	(28)
Cash flow hedges	253	(43)	210	(10)	(17)	(27)
Remeasurement of defined benefit pension plans	318	(54)	264	(745)	235	(510)
Currency retranslation gains/(losses)	1,420	(31)	1,389	(1,460)	(1)	(1,461)
	2,051	(128)	1,923	(2,253)	227	(2,026)
7. Earnings per share

The earnings per share calculations are based on the average number of share units representing the ordinary shares of PLC in issue during the period, less the average number of shares held as treasury shares.
In calculating diluted earnings per share, a number of adjustments are made to the number of shares, principally, the exercise of share plans by employees.

Earnings per share for total operations for the 12 months were as follows:

	€ 2024	€ 2023	€ 2022
Basic earnings per share	2.30	2.58	3.00
Diluted earnings per share	2.29	2.56	2.99

	Millions of share units
Calculation of average number of share units	2024	2023	2022
Average number of shares	2,520.9	2,587.0	2,629.2
Less: treasury shares held by employee share trusts and companies	(28.3)	(71.1)	(81.0)
Average number of shares – used for basic earnings per share	2,492.6	2,515.9	2,548.2
Add: dilutive effect of share-based compensation plans	14.5	16.5	11.6
Diluted average number of shares – used for diluted earnings per share	2,507.1	2,532.4	2,559.8

Calculation of earnings	€ million 2024	€ million 2023	€ million 2022
Net profit	6,369	7,140	8,269
Non-controlling interests	(625)	(653)	(627)
Net profit attributable to shareholders’ equity – used for basic and diluted earnings per share	5,744	6,487	7,642
8. Dividends on ordinary capital

Dividends are recognised on the date that the shareholder’s right to receive payment is established. This is generally the date when the dividend is declared.

	€ million 2024	€ million 2023	€ million 2022
Dividends on ordinary capital during the year	(4,320)	(4,327)	(4,356)
Four quarterly interim dividends were declared and paid during 2024, totalling £1.47 (2023: £1.50) per PLC ordinary share.
A quarterly dividend of €1,121 million (2023: €1,067 million) was declared on 13 February 2025, to be paid in March 2025; £0.38 per PLC ordinary share (2023:
£0.36). Total dividends declared in relation to 2024 were £1.48 (2023: £1.48) per PLC ordinary share.

160	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

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

€ million	Goodwill	Indefinite-life intangible assets	Finite-life intangible assets		Total
Movements during 2024			Software	Other
Cost
1 January 2024	22,266	17,967	3,483	1,124	44,840
Additions through business combinations(a)	310	382	–	–	692
Disposal of businesses	(60)	(510)	(26)	(4)	(600)
Reclassification to held for sale	(47)	(47)	(5)	–	(99)
Additions	–	3	229	1	233
Disposals and other movements	132	2	(23)	9	120
Hyperinflationary adjustment	284	34	–	–	318
Currency retranslation	586	506	143	26	1,261
31 December 2024	23,471	18,337	3,801	1,156	46,765
Accumulated amortisation and impairment
1 January 2024	(1,157)	(345)	(2,841)	(1,031)	(5,374)
Amortisation/impairment for the year	–	(127)	(213)	(35)	(375)
Disposals and other movements	(3)	–	47	(8)	36
Currency retranslation	–	(9)	(116)	(26)	(151)
31 December 2024	(1,160)	(481)	(3,123)	(1,100)	(5,864)
Net book value 31 December 2024(c)	22,311	17,856	678	56	40,901

Unilever Annual Report on Form 20-F 2024	161

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
9. GOODWILL AND INTANGIBLE ASSETS continued

€ million	Goodwill	Indefinite-life intangible assets	Finite-life intangible assets		Total
Movements during 2023			Software	Other
Cost
1 January 2023	22,766	18,516	3,317	1,137	45,736
Additions through business combinations(a)	326	430	–	–	756
Disposal of businesses	(56)	–	–	(7)	(63)
Reclassification to held for sale(b)	(65)	(467)	–	–	(532)
Additions	–	2	239	2	243
Disposals and other movements	–	(2)	(71)	7	(66)
Hyperinflationary adjustment	(173)	(12)	(5)	–	(190)
Currency retranslation	(532)	(500)	3	(15)	(1,044)
31 December 2023	22,266	17,967	3,483	1,124	44,840
Accumulated amortisation and impairment
1 January 2023	(1,157)	(350)	(2,730)	(1,010)	(5,247)
Amortisation/impairment for the year	–	–	(187)	(41)	(228)
Disposals and other movements	(1)	–	72	7	78
Currency retranslation	1	5	4	13	23
31 December 2023	(1,157)	(345)	(2,841)	(1,031)	(5,374)
Net book value 31 December 2023(c)	21,109	17,622	642	93	39,466
(a)Includes the provisional fair value of goodwill and intangibles for acquisitions made in 2024 as well as subsequent changes in the fair value of goodwill and intangibles for the acquisitions made in 2023 where the initial acquisition accounting was provisional at the end of 2023. See note 21 for further details.
(b)Goodwill and intangibles in relation to Elida Beauty amounting to €532 million in 2023 were reclassified as held for sale and were subsequently disposed in 2024.
(c)Within indefinite-life intangible assets there are five existing brands that have a significant carrying value: Horlicks €2,719 million (2023: €2,640 million), Knorr €1,860 million (2023:
€1,838 million), Paula's Choice €1,807 million (2023: €1,699 million), Hellmann’s €1,285 million (2023: €1,226 million) and Carver Korea €1,278 million (2023: €1,370 million).
SIGNIFICANT CGUs
In 2024, the Group announced a new organisational structure effective 1 January 2025. This new structure retains the concept of Business and Global Business Units and so this remains the basis for our CGUs. However, the new organisation structure does alter the composition of some of our CGUs.
The goodwill and indefinite-life assets held in the GCGUs and CGUs shown below are considered significant within the total carrying amounts of goodwill and indefinite-life intangible as at 31 December 2024.

	2024 GCGUs	2023 GCGUs
	€ billion Goodwill	€ billion Goodwill
Beauty & Wellbeing	5.0	4.6
Personal Care	4.2	3.9
Home Care	0.9	0.9
Foods	8.6	8.0
Ice Cream	3.6	3.7
Total GCGUs	22.3	21.1

2024 CGUs
€ billion Indefinite-life intangible assets
Foods India and Nepal	3.0
Prestige	3.2
Wellbeing(a)	1.7
Beauty & Wellbeing North America	1.0
Total Significant CGUs	8.9
Others(b)	9.0
Total CGUs	17.9
(a)Previously Health & Wellness.
(b)Included within Others are individually insignificant amounts of intangible assets.

162	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

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
Projected cash flows include specific estimates for a period of five years. The growth rates and operating margins used to estimate cash flows for the five years are based on past performance and on the Group’s three-year strategic plan, de-risked to ensure reasonability and extended to years four and five. The Group's three-
year strategic plan factors in initiatives we are undertaking to reduce carbon emissions in line with our Climate Transition Action Plan (CTAP) and impacts of climate change on our operational costs. The growth rates used in this exercise for GCGUs and significant CGUs are set out below:
For the year 2024

Group of CGUs	Beauty & Wellbeing	Personal Care	Home Care	Foods	Ice Cream
Longer-term sustainable growth rates	3%	2%	3%	3%	3%
Average near-term nominal growth rates	5%	3%	3%	3%	5%
Discount rate	11%	11%	12%	11%	10%

Significant CGUs	Foods India and Nepal	Prestige	Wellbeing	Beauty & Wellbeing North America
Longer-term sustainable growth rates	7%	2%	2%	2%
Average near-term nominal growth rates	7%	8%	11%	1%
For the year 2023

Group of CGUs	Beauty & Wellbeing	Personal Care	Home Care	Foods	Ice Cream
Longer-term sustainable growth rates	3%	2%	3%	2%	2%
Average near-term nominal growth rates	6%	4%	3%	3%	6%
Discount rate	11%	11%	12%	11%	10%
The estimated cash flows after year five are extrapolated using a longer-term sustainable growth rate, which is determined as the lower of our own three-year average growth projection and external forecasts for the relevant market.
In 2024, the projected cash flows are discounted using pre-tax discount rates. The discount rates are specific to each CGU and are determined based on the weighted average cost of capital, including a market and country risk premium. Given the higher number of CGUs spread across different markets, the CGU discount rates are in the range 9.0%–16.5% (2023: 8.4%–20.0%). For significant CGUs the discount rates are in the range 9.0%–11.4%.
There are no reasonably possible changes in key assumptions that would cause the carrying amount of any CGU to exceed its recoverable amount.
Impairment of Air business
Water & Air Wellness CGU comprised of Pureit, Qinyuan, and Blueair. Pureit was launched in 2004, Qinyuan, a water purification company, was acquired in 2014, and Blueair, a provider of innovative mobile indoor air purification technologies and solutions, was acquired in 2016.
During the 2024 annual impairment review, following the sale of the water business, including the Qinyuan and Pureit brands, it was determined that the carrying value of Air exceeded its recoverable amount. As a result, the full amount of indefinite-life intangibles was impaired by €127 million.

Unilever Annual Report on Form 20-F 2024	163

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

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
Residual values and useful lives are reviewed at least annually. The review of residual values and useful lives has taken into consideration the impacts of climate change and the actions we undertake to mitigate and adapt against these climate-related risks and there is no material impact on the income statement for this year. Estimated useful lives by major class of assets are as follows:

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
fitting and other peripheral items. When a lease liability is remeasured, the related lease asset is adjusted by the same amount.
Depreciation is provided on a straight-line basis from the commencement date of the lease to the end of the lease term.

Property, plant and equipment	Notes	€ million 2024	€ million 2023
Owned assets	10A	10,259	9,377
Leased assets	10B	1,410	1,330
Total		11,669	10,707
10A. OWNED ASSETS

Movements during 2024	€ million Land and buildings	€ million Plant and equipment	€ million Total
Cost
1 January 2024	4,671	14,957	19,628
Additions through business combinations	–	1	1
Additions	319	1,421	1,740
Disposals and other movements	(116)	(1,073)	(1,189)
Hyperinflationary adjustment	223	441	664
Reclassification as held for sale	(27)	(69)	(96)
Currency retranslation	34	122	156
31 December 2024	5,104	15,800	20,904
Accumulated depreciation
1 January 2024	(1,599)	(8,652)	(10,251)
Depreciation charge for the year	(119)	(886)	(1,005)
Disposals and other movements	45	893	938
Hyperinflationary adjustment	(33)	(246)	(279)
Reclassification as held for sale	15	50	65
Currency retranslation	(26)	(87)	(113)
31 December 2024	(1,717)	(8,928)	(10,645)
Net book value 31 December 2024(a)	3,387	6,872	10,259
Includes capital expenditures for assets under construction	234	1,368	1,602
(a)Includes €556 million of freehold land.
The Group has commitments to purchase property, plant and equipment of €694 million (2023: €583 million).

164	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
10A. OWNED ASSETS continued

Movements during 2023	€ million Land and buildings	€ million Plant and equipment	€ million Total
Cost
1 January 2023	4,708	15,108	19,816
Additions through business combinations	–	1	1
Additions	280	1,222	1,502
Disposals and other movements	(96)	(766)	(862)
Hyperinflationary adjustment	29	(111)	(82)
Reclassification as held for sale	6	(13)	(7)
Currency retranslation	(256)	(484)	(740)
31 December 2023	4,671	14,957	19,628
Accumulated depreciation
1 January 2023	(1,599)	(8,801)	(10,400)
Depreciation charge for the year	(116)	(833)	(949)
Disposals and other movements	80	635	715
Hyperinflationary adjustment	6	112	118
Reclassification as held for sale	(6)	9	3
Currency retranslation	36	226	262
31 December 2023	(1,599)	(8,652)	(10,251)
Net book value 31 December 2023(a)	3,072	6,305	9,377
Includes capital expenditures for assets under construction	189	1,057	1,246
(a)Includes €471 million of freehold land.

Unilever Annual Report on Form 20-F 2024	165

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
10B. LEASED ASSETS

Movements during 2024	€ million Land and buildings	€ million Plant and equipment	€ million Total
Cost
1 January 2024	2,625	583	3,208
Additions	404	143	547
Disposals and other movements	(373)	(149)	(522)
Hyperinflationary adjustment	(4)	–	(4)
Reclassification as held for sale	(2)	(1)	(3)
Currency retranslation	56	11	67
31 December 2024	2,706	587	3,293
Accumulated depreciation
1 January 2024	(1,578)	(300)	(1,878)
Depreciation/Impairment charge for the year	(271)	(106)	(377)
Disposals and other movements	292	120	412
Reclassification as held for sale	–	1	1
Currency retranslation	(35)	(6)	(41)
31 December 2024	(1,592)	(291)	(1,883)
Net book value 31 December 2024	1,114	296	1,410

Movements during 2023	€ million Land and buildings	€ million Plant and equipment	€ million Total
Cost
1 January 2023	2,655	650	3,305
Additions through business combinations	2	–	2
Additions	365	175	540
Disposals and other movements	(307)	(216)	(523)
Hyperinflationary adjustment	(1)	–	(1)
Reclassification as held for sale	(12)	(3)	(15)
Currency retranslation	(77)	(23)	(100)
31 December 2023	2,625	583	3,208
Accumulated depreciation
1 January 2023	(1,580)	(371)	(1,951)
Depreciation/Impairment charge for the year	(292)	(109)	(401)
Disposals and other movements	245	166	411
Reclassification as held for sale	9	3	12
Currency retranslation	40	11	51
31 December 2023	(1,578)	(300)	(1,878)
Net book value 31 December 2023	1,047	283	1,330
Our leases mainly comprise of land and buildings and plant and equipment. The Group leases land and buildings for manufacturing, warehouse facilities and office space and also sublets some property. Plant and equipment includes leases for vehicles.
The Group has recognised in the income statement, a charge of €121 million (2023: €117 million) for short-term leases and €57 million (2023: €64 million) on leases for low-value assets.
During the year, the Group recognised income of €10 million (2023: €11 million) from sublet properties.
The total cash outflow relating to leases was €458 million (2023: €465 million).
Lease liabilities are shown in note 15 on pages 169 and 173.

166	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

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

	€ million 2024	€ million 2023
Interest in net assets of joint ventures	80	70
Interest in net assets of associates	14	24
Long-term trade and other receivables(a)	344	394
Other non-current assets(b)	533	423
	971	911
(a)Including indirect tax receivables where we do not have the contractual right to receive payment within 12 months.
(b)Includes direct tax assets, withholding tax assets, interest on tax assets, contingent assets and investment properties.

Movements during 2024 and 2023	€ million 2024	€ million 2023
Joint ventures(a)
1 January	70	65
Additions	–	10
Dividends received/reductions	(245)	(241)
Share of net profit/(loss)	255	235
Currency retranslation	–	1
31 December	80	70
Associates
1 January	24	19
Additions	–	8
Dividend received/reductions	(2)	(5)
Share of net profit/(loss)	–	(4)
Currency retranslation	(8)	6
31 December	14	24
(a)Our principal joint ventures are Unilever FIMA LDA and Gallo Worldwide LDA in Portugal, Binzagr Unilever Distribution in the Middle East, the Pepsi Lipton Tea Partnership in the US and
Pepsi Lipton International Ltd for the rest of the world.
The joint ventures and associates have no contingent liabilities to which the Group is exposed, and the Group has no contingent liabilities in relation to its interests in the joint ventures and associates.
The Group has no outstanding capital commitments to joint ventures.
Outstanding balances with joint ventures and associates are shown in note 23 on page 190.
12. Inventories

Inventories are valued at the lower of weighted average cost and net realisable value. Cost comprises direct costs and, where appropriate, a proportion of attributable production overheads. Net realisable value is the estimated selling price less the estimated costs necessary to make the sale.

Inventories	€ million 2024	€ million 2023
Raw materials and consumables	1,912	1,815
Finished goods and goods for resale	3,569	3,662
Total inventories	5,481	5,477
Provision for inventories	(304)	(358)
	5,177	5,119

Unilever Annual Report on Form 20-F 2024	167

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
12. INVENTORIES continued

Provision for inventories	€ million 2024	€ million 2023
1 January	358	379
Charge to income statement	9	80
Reduction/releases	(56)	(63)
Currency translations	(1)	(32)
Others(a)	(6)	(6)
31 December	304	358
(a)Others include the amount relating to the acquisition/disposal of businesses and transfers.
Inventories with a value of €188 million (2023: €173 million) are carried at net realisable value, this being lower than cost. During 2024, a total expense of €259 million
(2023: €413 million) was recognised in the income statement for inventory write-downs and losses.
13. Trade and other current receivables

Trade and other current receivables are initially recognised at fair value plus any directly attributable transaction costs. Subsequently, except for derivatives (see note 16 on page 174), these assets are held at amortised cost, using the effective interest method and net of any impairment losses. Discounts payable to customers are shown as a reduction in trade receivables when there is a legal right and intent to settle them on a net basis.

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

Trade and other current receivables	€ million 2024	€ million 2023
Due within one year
Trade receivables	4,227	4,023
Prepayments and accrued income	506	516
Other receivables	1,278	1,236
	6,011	5,775
Included within trade receivables are discounts due to our customers of €2,587 million (2023: €2,528 million). Other receivables comprise financial assets of €312 million (2023: €256 million) and non-financial assets of €966 million (2023: €979 million). Financial assets include supplier and customer deposits, employee advances and certain derivatives. Non-financial assets mainly consist of reclaimable sales tax of €582 million (2023: €581 million).

Ageing of trade receivables	€ million 2024	€ million 2023
Not overdue	3,807	3,522
Past due less than three months	382	401
Past due more than three months but less than six months	47	67
Past due more than six months but less than one year	28	90
Past due more than one year	142	141
Total trade receivables	4,406	4,221
Impairment provision for trade receivables	(179)	(198)
	4,227	4,023
The total impairment provision includes €179 million (2023: €198 million) for current trade receivables, €16 million (2023: €11 million) for other current receivables and
€11 million (2023: €13 million) for non-current trade and other receivables.

Impairment provision for total trade and other receivables	€ million 2024	€ million 2023
1 January	222	278
Charge to income statement	37	34
Reduction/releases	(53)	(82)
Reclassifications	–	(3)
Currency translations	–	(5)
31 December	206	222

168	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

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

We do not consider the fair values of trade payables and other liabilities to be significantly different from their carrying values.

Trade payables and other liabilities	€ million 2024	€ million 2023
Current: due within one year
Trade payables	10,258	10,355
Accruals	5,053	5,057
Social security and sundry taxes	555	512
Deferred consideration	16	167
Others	808	766
	16,690	16,857
Non-current: due after more than one year
Accruals	148	105
Deferred consideration	1	5
Others	54	28
	203	138
Total trade payables and other liabilities	16,893	16,995
Included within trade payables and other liabilities are discounts due to our customers of €2,161 million (2023: €2,294 million).
Included within others are IT, consulting services, payroll-related expenses and refundable deposits.
Deferred consideration
At 31 December 2024, the total balance of deferred consideration for acquisitions is €17 million (2023: €172 million), which includes contingent consideration of €1 million (2023: €157 million). These contingent consideration payments are dependent on acquired businesses achieving contractually agreed financial targets (mainly relates to cumulative increases in turnover and profit before tax) until 2025.
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
31 December 2024 and 31 December 2023, all such liabilities were classified as trade payables.

2024
Carrying amount of trade payables
Presented in trade and other payables (€ million)	2,207
of which suppliers have received payment from finance provider (€ million)	1,908
Range of payment due dates
Liabilities that are part of the arrangements (days)	180 days
Comparable trade payables that are not part of the arrangements (days)	180 days
In its liquidity assessment, the Group does not consider any supplier financing arrangements as these arrangements are non-recourse to Unilever and supplier payment dates and terms for Unilever do not vary based on whether the supplier chooses to use such financing arrangements.

Unilever Annual Report on Form 20-F 2024	169

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
15. Capital and funding

Ordinary shares Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.
Share-based compensation The Group operates a number of share-based compensation plans involving awards of ordinary shares. Full details of these plans are given in note 4C on pages 155 and 156.
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
■derivative financial liabilities – see note 16 on page 174; and
■contingent consideration recognised by an acquirer in a business combination to which IFRS 3 applies. Such contingent consideration is subsequently measured at fair value through profit or loss.

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

170	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
15A. SHARE CAPITAL

Unilever PLC	£ million 2024	£ million 2023
PLC ordinary shares of 3 1/9 p each(a)	78.4	78.3

Unilever Group	€ million 2024	€ million 2023
Euro equivalent in millions(b)	88	88
(a)At 31 December 2024, 2,521,497,338 (2023: 2,516,597,338) of PLC ordinary shares were in issue. During the year, 4,900,000 new shares were issued.
(b)The ordinary share capital of PLC is translated using the conversion rate as at the date of Unification of £1 = €1.121.
15B. EQUITY
Basis of consolidation
Unilever is the majority shareholder of all material subsidiaries and has control in all cases. Information in relation to significant subsidiaries is provided in note 27 on page 191.
Subsidiaries with significant non-controlling interests
Unilever has one subsidiary company which has a material non-controlling interest, Hindustan Unilever Limited (HUL). Summary financial information in relation to
HUL is shown below.

HUL balance sheet as at 31 December	€ million 2024	€ million 2023
Non-current assets	6,478	6,221
Current assets	2,125	2,004
Current liabilities	(1,456)	(1,315)
Non-current liabilities	(1,798)	(1,531)

HUL comprehensive income for the year ended 31 December	€ million 2024	€ million 2023
Turnover	6,607	6,636
Profit after tax	1,167	1,147
Total comprehensive income	1,318	937

HUL cash flow for the year ended 31 December	€ million 2024	€ million 2023
Net increase/(decrease) in cash and cash equivalents	364	(22)

HUL non-controlling interest	€ million 2024	€ million 2023
1 January	(2,048)	(2,115)
Share of (profit)/loss for the year ended 31 December	(446)	(437)
Other comprehensive income	3	(1)
Dividend paid to the non-controlling interest	511	405
Currency translation	(60)	80
Other movements in equity	(4)	20
31 December	(2,044)	(2,048)
Analysis of other reserves

	€ million Total 2024	€ million Total 2023	€ million Total 2022
Fair value reserves – see following table	600	392	329
Currency retranslation of group companies – see following table	(7,026)	(7,432)	(5,803)
Capital redemption reserve	25	25	21
Book value of treasury shares – see following table	(37)	(207)	(282)
Repurchase of shares	(2,259)	(6,034)	(4,527)
Cancellation of PLC shares	–	5,282	–
Other(a)	(602)	(544)	(542)
	(9,299)	(8,518)	(10,804)
(a)Relates primarily to options to purchase non-controlling interest in subsidiaries.
Unilever acquired 27,368,909 (2023: 31,734,256) of its own shares through purchases on the stock exchanges during the year, which includes the share buyback programme as explained in note 24. During 2023, 112,746,434 of PLC ordinary shares were cancelled and the remaining shares were held as treasury shares as a separate component of other reserves.

Unilever Annual Report on Form 20-F 2024	171

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
15B. EQUITY continued
At 31 December 2024, the employee benefit trust held 1,998,281(2023: 1,361,032) of PLC shares. PLC and its subsidiaries held 326,473 (2023: 36,903) of PLC shares as treasury shares in connection with share-based compensation plans. The shares are shown as a deduction from other reserves. (see note 4C on pages
155 and 156).

Treasury shares – movements during the year	€ million 2024	€ million 2023
1 January	(959)	(4,809)
Repurchase of shares	(1,508)	(1,507)
Cancellation of PLC shares	–	5,282
Other purchases and utilisations	171	75
31 December	(2,296)	(959)

Currency retranslation reserves – movements during the year	€ million 2024	€ million 2023
1 January	(7,432)	(5,803)
Currency retranslation of group companies' net assets and liabilities during the year	(419)	(1,528)
Movement in net investment hedges and exchange differences in net investments in foreign operations	280	(115)
Recycling of currency retranslation to the income statement on business disposals	545	14
31 December	(7,026)	(7,432)

Fair value reserves – movements during the year	€ million 2024	€ million 2023
1 January	392	329
Movements in Other comprehensive income, net of tax
Gains/(losses) on equity instruments	60	(27)
Gains/(losses) on cash flow hedges	210	(27)
Hedging (gains)/losses transferred to non-financial assets	(62)	117
31 December	600	392
Refer to the consolidated statement of comprehensive income on page 138, the consolidated statement of changes in equity on page 139, and note 6C on page 159.
Remeasurement of defined benefit pension plans, net of tax

	€ million 2024	€ million 2023
1 January	(180)	330
Movement during the year	264	(510)
31 December	84	(180)
Refer to the consolidated statement of comprehensive income on page 138, the consolidated statement of changes in equity on page 139, note 4B from pages 150 to
155 and note 6C on page 159.
Currency retranslation gains/(losses) – movements during the year

	€ million 2024	€ million 2023
1 January	(7,344)	(5,883)
Currency retranslation during the year:
Other reserves	406	(1,629)
Retained profit	891	294
Non-controlling interest	92	(126)
31 December	(5,955)	(7,344)

172	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
15C. FINANCIAL LIABILITIES

Financial liabilities(a)	€ million Current 2024	€ million Non- current 2024	€ million Total 2024	€ million Current 2023	€ million Non- current 2023	€ million Total 2023
Bank loans and overdrafts(b)	517	4	521	501	5	506
Bonds and other loans	5,363	23,285	28,648	4,066	22,626	26,692
Lease liabilities	322	1,164	1,486	334	1,061	1,395
Derivatives	152	442	594	48	446	494
Other financial liabilities(c)	633	171	804	138	397	535
	6,987	25,066	32,053	5,087	24,535	29,622
(a)For the purposes of this note and note 17A, financial assets and liabilities exclude trade and other current receivables and trade payables and other liabilities which are covered in notes 13 and 14 respectively.
(b)Bank loans and overdrafts include €4 million (2023: €5 million) of secured liabilities.
(c)Includes options and financial liabilities to acquire non-controlling interests in the US, Myanmar, India, Italy and Hong Kong, refer to note 21.
Reconciliation of liabilities arising from financing activities

			Non-cash movement

Movements in 2024 and 2023	Opening balance at 1 January € million	Cash movement € million	Business acquisi- tions/ disposals € million	Foreign exchange changes € million	Fair value changes € million	Other movements € million	Closing balance at 31 December € million
2024
Bank loans and overdrafts(a)	(506)	(52)	–	2	–	35	(521)
Bonds and other loans(a)	(26,692)	(1,119)	–	(755)	(5)	(77)	(28,648)
Lease liabilities(b)	(1,395)	385	21	(24)	–	(473)	(1,486)
Derivatives	(494)	–	–	(13)	(87)	–	(594)
Other financial liabilities(a)	(535)	25	(59)	(33)	(203)	1	(804)
Total	(29,622)	(761)	(38)	(823)	(295)	(514)	(32,053)

2023
Bank loans and overdrafts(a)	(519)	(98)	(9)	130	–	(10)	(506)
Bonds and other loans(a)	(26,512)	(413)	(3)	403	(159)	(8)	(26,692)
Lease liabilities(b)	(1,408)	399	12	55	–	(453)	(1,395)
Derivatives	(631)	–	–	7	130	–	(494)
Other financial liabilities(a)	(418)	–	(44)	19	(81)	(11)	(535)
Total	(29,488)	(112)	(44)	614	(110)	(482)	(29,622)
(a)These cash movements are included within the following lines in the consolidated cash flow statement: net change in short-term borrowings, additional financial liabilities and repayment of financial liabilities. The difference of €(68) million (2023: €(14) million) represents cash movements in overdrafts that are not included in financing cash flows.
(b)Lease liabilities cash movement is included within capital element of lease payments in the consolidated cash flow statement. The difference of €4 million (2023: €5 million) represents gain or loss from termination and modification of lease contracts.

Unilever Annual Report on Form 20-F 2024	173

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
15C. FINANCIAL LIABILITIES continued
Analysis of bonds and other loans

€ million	Total 2024	Total 2023
Unilever PLC
1.375% Notes 2024 (£)	–	288
1.875% Notes 2029 (£)	300	286
1.500% Notes 2026 (£)	602	575
1.500% Notes 2039 (€)	647	647
2.125% Notes 2028 (£)(a)	334	320
Total PLC	1,883	2,116
Other group companies
The Netherlands
1.625% Notes 2033 (€)	795	794
1.375% Notes 2029 (€)	747	746
1.125% Bonds 2027 (€)	699	698
1.125% Bonds 2028 (€)	698	697
0.875% Notes 2025 (€)	650	649
0.500% Bonds 2025 (€)	650	649
1.375% Notes 2030 (€)	646	645
1.000% Notes 2027 (€)	599	599
0.500% Notes 2024 (€)	–	500
1.250% Notes 2025 (€)	1,000	1,000
1.750% Notes 2030 (€)	997	996
1.250% Notes 2031 (€)(a)	588	576
2.250% Notes 2034 (€)(a)	793	786
0.750% Notes 2026 (€)(a)	489	475
1.750% Notes 2028 (€)	646	645
3.250% Notes 2031 (€)	495	495
3.500% Notes 2035 (€)	496	496
3.250% Notes 2032 (€)	598	–
3.500% Notes 2037 (€)	597	–
3.250% Notes 2032 (€)	100	–

United States
5.900% Bonds 2032 (US $)	955	897
2.900% Notes 2027 (US $)	956	897
3.500% Notes 2028 (US $)	764	716
2.000% Notes 2026 (US $)	671	629
3.250% Notes 2024 (US $)	–	452
3.100% Notes 2025 (US $)	480	450
2.600% Notes 2024 (US $)	–	451
3.500% Bonds 2028 (US $)	478	449
3.375% Notes 2025 (US $)	336	315
7.250% Bonds 2026 (US $)	285	267
6.625% Bonds 2028 (US $)	231	214
5.600% Bonds 2097 (US $)	88	83
2.125% Notes 2029 (US $)	812	762
2.600% Notes 2024 (US $)	–	453
1.375% Notes 2030 (US $)(a)	391	368
0.626% Notes 2024 (US $)	–	452
2.625% Notes 2051 (US $)	613	576
1.750% Notes 2031 (US $)(a)	670	640
3.300% Notes 2029 (€)	549	549
3.400% Notes 2033 (€)	694	694
4.875% Notes 2028 (US $)	670	630
5.000% Notes 2033 (US $)	760	714
4.750% Notes 2031 (US $)	163	–
4.625% Bonds 2034 (US $)	949	–
4.250% Bonds 2027 (US $)	718	–
Commercial Paper (US $)	2,158	1,465

Other countries
Switzerland	89	6
Others	2	1
Total other group companies	26,765	24,576
Total bonds and other loans	28,648	26,692
(a)Bonds includes €(373) million (2023: €(378)million) fair value adjustment following the fair value hedge accounting of fixed-for-floating interest rate swaps.
Information in relation to the derivatives used to hedge bonds and other loans within a fair value hedge relationship is shown in note 16.

174	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

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

(a)Applying hedge accounting has not led to material ineffectiveness being recognised in the income statement for both 2024 and 2023. Fair value changes on basis spread is recorded in a separate account within equity.
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
On 31 December 2024, Unilever had undrawn revolving 364-day bilateral credit facilities in aggregate of $5,200 million and €2,600 million (2023: $5,200 million and
€2,600 million) with a 364-day term out. As part of the regular annual process, the intention is that these facilities will again be renewed in 2025.

Unilever Annual Report on Form 20-F 2024	175

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
16A. MANAGEMENT OF LIQUIDITY RISK continued
The following table shows Unilever’s contractually agreed undiscounted cash flows, including expected interest payments, which are payable under financial liabilities at the balance sheet date:

Undiscounted cash flows	€ million Due within 1 year	€ million Due between 1 and 2 years	€ million Due between 2 and 3 years	€ million Due between 3 and 4 years	€ million Due between 4 and 5 years	€ million Due after 5 years	€ million Total	€ million Net carrying amount as shown in balance sheet
2024
Non-derivative financial liabilities:
Bank loans and overdrafts	(535)	(1)	(1)	(1)	(1)	(7)	(546)	(521)
Bonds and other loans	(6,041)	(2,710)	(3,552)	(4,348)	(2,817)	(14,513)	(33,981)	(28,648)
Lease liabilities	(389)	(322)	(257)	(207)	(147)	(479)	(1,801)	(1,486)
Other financial liabilities	(633)	(41)	(131)	–	(2)	–	(807)	(804)
Trade payables, accruals and other liabilities	(16,064)	(110)	(25)	(35)	(6)	(26)	(16,266)	(16,265)
Deferred consideration	(16)	(1)	–	–	–	–	(17)	(17)
	(23,678)	(3,185)	(3,966)	(4,591)	(2,973)	(15,025)	(53,418)	(47,741)
Derivative financial liabilities:
Interest rate derivatives:								(442)
Derivative contracts – receipts	71	71	192	192	184	408	1,118
Derivative contracts – payments	(178)	(142)	(257)	(260)	(244)	(525)	(1,606)
Foreign exchange derivatives:								(188)
Derivative contracts – receipts	5,641	–	–	–	–	–	5,641
Derivative contracts – payments	(5,867)	–	–	–	–	–	(5,867)
Commodity derivatives:								(20)
Derivative contracts – receipts	–	–	–	–	–	–	–
Derivative contracts – payments	(20)	–	–	–	–	–	(20)
	(353)	(71)	(65)	(68)	(60)	(117)	(734)	(650)
Total	(24,031)	(3,256)	(4,031)	(4,659)	(3,033)	(15,142)	(54,152)	(48,391)
2023
Non-derivative financial liabilities:
Bank loans and overdrafts	(524)	(1)	(1)	(1)	(1)	(3)	(531)	(506)
Bonds and other loans	(4,650)	(3,599)	(2,480)	(2,643)	(4,092)	(14,028)	(31,492)	(26,692)
Lease liabilities	(407)	(316)	(260)	(193)	(153)	(362)	(1,691)	(1,395)
Other financial liabilities	(138)	(352)	(50)	–	–	(2)	(542)	(535)
Trade payables, accruals and other liabilities	(16,113)	(63)	(23)	(16)	(4)	(26)	(16,245)	(16,245)
Deferred consideration	(168)	(5)	–	–	–	–	(173)	(172)
	(22,000)	(4,336)	(2,814)	(2,853)	(4,250)	(14,421)	(50,674)	(45,545)
Derivative financial liabilities:
Interest rate derivatives:								(452)
Derivative contracts – receipts	542	84	84	971	54	192	1,927
Derivative contracts – payments	(648)	(150)	(125)	(1,020)	(95)	(326)	(2,364)
Foreign exchange derivatives:								(85)
Derivative contracts – receipts	7,704	–	–	–	–	–	7,704
Derivative contracts – payments	(7,806)	–	–	–	–	–	(7,806)
Commodity derivatives:								(22)
Derivative contracts – receipts	–	–	–	–	–	–	–
Derivative contracts – payments	(22)	–	–	–	–	–	(22)
	(230)	(66)	(41)	(49)	(41)	(134)	(561)	(559)
Total	(22,230)	(4,402)	(2,855)	(2,902)	(4,291)	(14,555)	(51,235)	(46,104)
The Group has sublet a small proportion of leased properties. Related future minimum sublease payments are €69 million (2023: €23 million).

176	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
16A. MANAGEMENT OF LIQUIDITY RISK continued
The following table shows cash flows for which cash flow hedge accounting is applied. The derivatives in the cash flow hedge relationships are expected to have an impact on profit and loss in the same periods as the cash flows occur.

	€ million Due within 1 year	€ million Due between 1 and 2 years	€ million Due between 2 and 3 years	€ million Due between 3 and 4 years	€ million Due between 4 and 5 years	€ million Due after 5 years	€ million Total	€ million Net carrying amount of related derivatives(a)
2024
Foreign exchange cash inflows	2,717	–	–	–	–	–	2,717	–
Foreign exchange cash outflows	(2,696)	–	–	–	–	–	(2,696)	31
Interest rate swaps cash inflows	70	70	1,017	42	592	795	2,586	55
Interest rate swaps cash outflows	(71)	(71)	(982)	(58)	(624)	(852)	(2,658)	–
Commodity contracts cash inflows	126	–	–	–	–	–	126	126
Commodity contracts cash outflows	(20)	–	–	–	–	–	(20)	(20)
2023
Foreign exchange cash inflows	2,807	–	–	–	–	–	2,807	–
Foreign exchange cash outflows	(2,842)	–	–	–	–	–	(2,842)	(6)
Interest rate swaps cash inflows	526	68	68	959	42	1,387	3,050	48
Interest rate swaps cash outflows	(528)	(68)	(68)	(978)	(55)	(1,387)	(3,084)	–
Commodity contracts cash inflows	8	–	–	–	–	–	8	8
Commodity contracts cash outflows	(22)	–	–	–	–	–	(22)	(22)
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
hedging instrument to the hedged item (in most instances these are matched, so the hedge ratio is 1:1).

Unilever Annual Report on Form 20-F 2024	177

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

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
At 31 December 2024, the Group had hedged its
exposure to future commodity purchases with
commodity derivatives valued at €660 million (2023:
€342 million).
Hedges of future commodity purchases resulted in
cumulative gains of €27 million (2023: loss of
€79 million) being reclassified to the income
statement and gains of €11 million (2023: loss of €34
million) being recognised as a basis adjustment to
inventory purchased.

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

A 10% increase in commodity prices as at 31
December 2024 would have led to a €81 million
gain on the commodity derivatives in the cash flow
hedge reserve (2023: €40 million gain in the cash
flow hedge reserve).
A decrease of 10% in commodity prices on a full-
year basis would have the equal but opposite
effect.

(ii) Currency risk
Currency risk on sales, purchases and
borrowings
Because of Unilever’s global reach, it is subject to
the risk that changes in foreign currency values
impact the Group’s sales, purchases and
borrowings.
At 31 December 2024, the exposure to the Group
from companies holding financial assets and
liabilities other than in their functional currency
amounted to €351 million (2023: €254 million).

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
Impact on income statement
A 10% strengthening of the foreign currencies
against the respective functional currencies of
group companies would have led to approximately
an additional €35 million loss in the income
statement (2023: €25 million loss).
A 10% weakening of the foreign currencies against
the respective functional currencies of group
companies would have led to an equal but
opposite effect.
Impact on equity – trade-related cash flow
hedges
A 10% strengthening of foreign currencies against
the respective functional currencies of group
companies hedging future trade cash flows and
applying cash flow hedge accounting, would have
led to €158 million loss (2023: €142 million loss) in
equity.
A 10% weakening of the same would have led to
an equal but opposite effect.

As at year end, the Group had the below notional amount of currency derivatives outstanding to which cash flow hedge accounting is applied:
Currency	€ million 2024	€ million 2023
EUR*	(1,014)	(951)
GBP	(404)	(372)
USD	306	363
SEK	(87)	(97)
CAD	(194)	(136)
SGD	68	78
Others	(260)	(301)
Total	(1,585)	(1,416)
* Euro exposure relates to group companies having non- euro functional currencies.

178	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
16B. MANAGEMENT OF MARKET RISK continued

Potential impact of risk	Management policy and hedging strategy	Sensitivity to the risk

Currency risk on the Group’s net investments
The Group is also subject to currency risk in relation
to the translation of the net investments of its foreign
operations into euros for inclusion in its consolidated
financial statements.
These net investments include Group financial loans,
which are monetary items that form part of our net
investment in foreign operations, of €7.9 billion
(2023: €13.0 billion), of which €3.5 billion (2023: €2.9
billion) is denominated in USD and €3.1 billion (2023:
€9.0 billion) is denominated in GBP. In accordance
with IAS 21, the exchange differences on these
financial loans are booked through reserves.

Part of the currency exposure on the Group’s investments is also managed using net investment hedges for below currencies with a nominal value of as stated below.
Currency	€ million 2024	€ million 2023
USD	3,023	2,636
CNY	(1,081)	–
ILS	(323)	–

Unilever aims to minimise this currency risk on the
Group’s net investment exposure by borrowing in local
currency in the operating companies themselves. In
some locations, however, the Group’s ability to do this
is inhibited by local regulations, lack of local liquidity or by local market conditions.
Treasury may decide on a case-by-case basis to
actively hedge the currency exposure from net
investment in foreign operations. This is done either
through additional borrowings in the related currency, or
through the use of foreign exchange derivative
contracts.
Where local currency borrowings, or derivative
contracts, are used to hedge the currency risk in
relation to the Group’s net investment in foreign
subsidiaries, these relationships are designated as net
investment hedges for accounting purposes.
Exchange risk related to the principal amount of the
USD denominated debt either forms part of hedging
relationship itself, or is hedged through forward
contracts.

Impact on equity – net investment hedges
A 10% strengthening of the euro against other
currencies would have led to €162 million (2023: €260
million) loss in the equity on the net investment
hedges used to manage the currency exposure on
the Group’s investments.
A 10% weakening of the euro against other currencies
would have led to an equal but opposite effect.
Impact on equity – net investments in group
companies
A 10% strengthening of the euro against all other
currencies would have led to €2,600 million negative
retranslation effect (2023: €2,620 million negative
retranslation effect).
A 10% weakening of the euro against all other
currencies would have led to an equal but opposite
effect.
In line with accepted hedge accounting treatment and
our accounting policy for financial loans, the
retranslation differences would be recognised in
equity.

At 31 December 2024, the net exposure of the net investments in foreign currencies amounts to €26.0 billion (2023: €26.2 billion).

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
Taking into account the impact of interest rate swaps,
at 31 December 2024, interest rates were fixed on
approximately 76% of the expected financial
liabilities (excluding lease liabilities) for 2025, and
68% for 2026 (70% for 2024 and 59% for 2025 at 31
December 2023).

As at year end, the Group had the below notional amount of interest rate derivatives outstanding on which hedge accounting is applied:
Cash flow hedge	€ million 2024	€ million 2023
Currency	2,211	2,605
EUR	1,250	1,250
USD	961	1,355
Fair value hedge
Currency	3,660	3,566
EUR	2,000	2,000
USD	1,298	1,220
GBP	362	346
Net investment hedge
Currency	647	–
CNY	647	–

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

Impact on income statement
Assuming that all other variables remain constant,
a 1.0 percentage point increase in floating interest
rates on a full-year basis as at 31 December 2024
would have led to an additional €94 million of
additional finance cost (2023: €77 million additional
finance costs).
A 1.0 percentage point decrease in floating interest
rates on a full-year basis would have led to an
equal but opposite effect.
Assuming that all other variables remain constant,
a 1.0 percentage point increase in interest rates on
a full-year basis as at 31 December 2024 would
have led to an additional €12 million of additional
finance costs related to net investment hedge
interest rate swaps.
A 1.0 percentage point decrease in interest rates
on a full-year basis would have led to an equal but
opposite effect.
Impact on equity – cash flow hedges
Assuming that all other variables remain constant,
a 1.0 percentage point increase in interest rates on
a full-year basis as at
31 December 2024 would have led to an
additional €5 million credit in equity from
derivatives in cash flow hedge relationships (2023:
€7 million debit).
A 1.0 percentage point decrease in interest rates
on a full-year basis would have led to an additional
€5 million debit in equity from derivatives in cash
flow hedge relationships (2023: €8 million credit).

For interest management purposes, transactions with a
maturity shorter than six months from inception date
are not included as fixed interest transactions.
The average interest rate on short-term borrowings in
2024 was 6.3% (2023: 5.9%).

(a)See the weighted average amount of financial liabilities with fixed-rate interest shown in the following table.

Unilever Annual Report on Form 20-F 2024	179

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
16B. MANAGEMENT OF MARKET RISK continued
The following table shows the split in fixed- and floating-rate interest exposures, taking into account the impact of interest rate swaps:

	€ million 2024	€ million 2023
Current financial liabilities	(6,987)	(5,087)
Non-current financial liabilities	(25,066)	(24,535)
Total financial liabilities	(32,053)	(29,622)
Less: lease liabilities	(1,486)	(1,395)
Financial liabilities (excluding lease liabilities)	30,567	28,227
Of which:
Fixed rate (weighted average amount of fixing for the following year)	(21,151)	(20,527)
16C. DERIVATIVES AND HEDGING
The Group does not use derivative financial instruments for speculative purposes. The uses of derivatives and the related values of derivatives are summarised in the following table. Derivatives used to hedge:

	€ million Trade and other receivables	€ million Current financial assets		€ million Non-Current financial assets	€ million Trade payables and other liabilities	€ million Current financial liabilities		€ million Non-Current financial liabilities	€ million Total
31 December 2024
Foreign exchange derivatives
Fair value hedges	–	–		–	–	–		–	–
Cash flow hedges	59	–		–	(28)	–		–	31
Hedges on the net investment in foreign operations	–	69		–	–	(28)	(a)	–	41
Hedge accounting not applied	18	79	(a)	–	(8)	(124)		–	(35)
Interest rate derivatives
Fair value hedges	–	–		–	–	–		(423)	(423)
Cash flow hedges	–	–		58	–	–		(3)	55
Hedges on the net investment in foreign operations	–	–		–	–	–		(16)	(16)
Hedge accounting not applied	–	1		10	–	–		–	11
Commodity contracts
Cash flow hedges	126	–		–	(20)	–		–	106
Hedge accounting not applied	–	–		–	–	–		–	–
	203	149		68	(56)	(152)		(442)	(230)
	Total assets			420	Total liabilities			(650)	(230)
31 December 2023
Foreign exchange derivatives
Fair value hedges	–	–		–	–	–		–	–
Cash flow hedges	22	–		–	(28)	–		–	(6)
Hedges on the net investment in foreign operations	–	–		–	–	(42)	(a)	–	(42)
Hedge accounting not applied	7	37	(a)	–	(15)	–	(a)	–	29
Interest rate derivatives
Fair value hedges	–	–		–	–	–		(425)	(425)
Cash flow hedges	–	–		75	–	(6)		(21)	48

Hedge accounting not applied	–	–		–	–	–		–	–
Commodity contracts
Cash flow hedges	8	–		–	(22)	–		–	(14)
Hedge accounting not applied	–	–		–	–	–		–	–
	37	37		75	(65)	(48)		(446)	(410)
	Total assets			149	Total liabilities			(559)	(410)
(a)Swaps that hedge the currency risk on intra-group loans and offset ‘Hedges of net investments in foreign operations’ are included within ‘Hedge accounting not applied’. See below for further details.

180	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

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
(i) Financial assets
The following financial assets are subject to offsetting, enforceable master netting arrangements and similar agreements.

				Related amounts not set off in the balance sheet
As at 31 December 2024	€ million Gross amounts of recognised financial assets	€ million Gross amounts of recognised financial assets set off in the balance sheet	€ million Net amounts of financial assets presented in the balance sheet	€ million Financial instruments	€ million Cash collateral received	€ million Net amount
Derivative financial assets	478	(58)	420	(174)	(89)	157
As at 31 December 2023
Derivative financial assets	191	(42)	149	(122)	(6)	21
(ii) Financial liabilities
The following financial liabilities are subject to offsetting, enforceable master netting arrangements and similar agreements.

				Related amounts not set off in the balance sheet
As at 31 December 2024	€ million Gross amounts of recognised financial liabilities	€ million Gross amounts of recognised financial liabilities set off in the balance sheet	€ million Net amounts of financial liabilities presented in the balance sheet	€ million Financial instruments	€ million Cash collateral received	€ million Net amount
Derivative financial liabilities	(708)	58	(650)	174	–	(476)
As at 31 December 2023
Derivative financial liabilities	(601)	42	(559)	122	–	(437)

Unilever Annual Report on Form 20-F 2024	181

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

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

182	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
17A. FINANCIAL ASSETS
The Group’s Treasury function aims to protect the Group’s financial investments, while maximising returns. The fair value of financial assets is considered to be the same as the carrying amount for 2024 and 2023. The Group’s cash resources and other financial assets are shown below.

Financial assets(a)	€ million Current 2024	€ million Non-current 2024	€ million Total 2024	€ million Current 2023	€ million Non-current 2023	€ million Total 2023
Cash and cash equivalents
Cash at bank and in hand	3,241	–	3,241	2,862	–	2,862
Short-term deposits(b)	2,436	–	2,436	1,181	–	1,181
Other cash equivalents(c)	459	–	459	116	–	116
	6,136	–	6,136	4,159	–	4,159
Other financial assets
Financial assets at amortised cost(d)	736	526	1,262	961	454	1,415
Financial assets at fair value through other comprehensive income(e)	–	600	600	151	458	609
Financial assets at fair value through profit or loss:
Derivatives	149	68	217	37	75	112
Other(f)	445	377	822	582	399	981
	1,330	1,571	2,901	1,731	1,386	3,117
Total	7,466	1,571	9,037	5,890	1,386	7,276
(a)For the purposes of this note and note 15C, financial assets and liabilities exclude trade and other current receivables and trade payables and other liabilities which are covered in notes
13 and 14 respectively.
(b)Short-term deposits typically have maturity of up to three months.
(c)Other cash equivalents include investments in overnight funds and marketable securities.
(d)Current financial assets at amortised cost include short-term deposits with banks with maturities longer than three months excluding deposits which are part of a recognised cash management process, fixed income securities and loans to joint venture entities. Non-current financial assets at amortised cost include judicial deposits of €196 million (2023: €227 million).
(e)Included within non-current financial assets at fair value through other comprehensive income are equity investments. These investments are not held by Unilever for trading purposes and hence the Group has opted to recognise fair value movements through other comprehensive income. The fair value movement in 2024 of these equity investments was €64 million (2023:
€(39) million).
(f)Current other financial assets at fair value through profit or loss include money market funds, marketable securities and other capital market instruments. Included within non-current financial assets at fair value through profit or loss are assets in a trust to fund benefit obligations in the US (see also note 4B) of €30 million (2023: €33 million), option to acquire non-
controlling interest in subsidiaries of €27 million (2023: €31 million) and investments in financial institutions.
There were no significant changes on account of change in business model in classification of financial assets since 31 December 2023.
There are no financial assets that are designated at fair value through profit or loss, which would otherwise have been measured at fair value through other comprehensive income or amortised cost

Cash and cash equivalents reconciliation to the cash flow statement	€ million 2024	€ million 2023
Cash and cash equivalents per balance sheet	6,136	4,159
Less: Bank overdrafts	(180)	(116)
Add: Cash and cash equivalents included in assets held for sale	–	2
Less: Bank overdraft included in liabilities held for sale	(6)	–
Cash and cash equivalents per cash flow statement	5,950	4,045
Approximately €3.0 billion (or 49%) of the Group’s cash and cash equivalents are held in the parent and central finance companies, for maximum flexibility. These companies provide loans to our subsidiaries that are also funded through retained earnings and third-party borrowings. The Group maintain access to global debt markets through an infrastructure of short- and long-term debt programmes. The Group make use of plain vanilla derivatives, such as interest rate swaps and foreign exchange contracts, to help mitigate risks. More detail is provided in notes 16, 16A, 16B and 16C on pages 174 to 180.
The remaining €3.1 billion (or 51%) of the Group’s cash and cash equivalents are held in foreign subsidiaries which repatriate distributable reserves on a regular basis. For most countries, this is done through dividends which are in some cases subject to withholding or distribution tax. This balance includes €176 million (2023:
€98 million) of cash that is held in a few countries where we face cross-border foreign exchange controls and/or other legal restrictions that inhibit our ability to make these balances available for general use by the wider business. The cash will generally be invested or held in the relevant country and, given the other capital resources available to the Group, does not significantly affect the ability of the Group to meet its cash obligations.

Unilever Annual Report on Form 20-F 2024	183

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
17B. CREDIT RISK
Credit risk is the risk of financial loss to the Group if a customer or counter-party fails to meet its contractual obligations. Additional information in relation to credit risk on trade receivables is given in note 13. These risks are generally managed by local controllers. Credit risk related to the use of treasury instruments, including those held at amortised cost and at fair value through other comprehensive income, is managed on a Group basis. This risk arises from transactions with financial institutions involving cash and cash equivalents, deposits and derivative financial instruments. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets. To reduce this risk, Unilever has concentrated its main activities with a limited number of counter-parties which have secure credit ratings. Individual risk limits are set for each counter-party based on financial position, credit rating and past experience. Credit limits and concentration of exposures are actively monitored by the Group’s Treasury department. Netting agreements are also put in place with Unilever’s principal counter-parties. In the case of a default, these arrangements would allow Unilever to net assets and liabilities across transactions with that counter-party. To further reduce the Group’s credit exposures on derivative financial instruments, Unilever has collateral agreements with Unilever’s principal counter-parties in relation to derivative financial instruments. Under these arrangements, counter-parties are required to deposit securities and/or cash as a collateral for their obligations in respect of derivative financial instruments. At 31 December 2024, the collateral held by Unilever under such arrangements amounted to €89 million (2023: €6 million) which was entirely in cash.
Further details in relation to the Group’s exposure to credit risk are shown in note 13 and note 16A.
18. Financial instruments fair value risk
The Group is exposed to the risk of changes in fair value of its financial assets and liabilities. The following table summarises the fair values and carrying amounts of financial instruments.

Fair values of financial assets and financial liabilities	€ million Fair value 2024	€ million Fair value 2023	€ million Carrying amount 2024	€ million Carrying amount 2023
Financial assets
Cash and cash equivalents	6,136	4,159	6,136	4,159
Financial assets at amortised cost	1,262	1,415	1,262	1,415
Financial assets at fair value through other comprehensive income	600	609	600	609
Financial assets at fair value through profit or loss
Derivatives	217	112	217	112
Other	822	981	822	981
	9,037	7,276	9,037	7,276
Financial liabilities
Bank loans and overdrafts	(521)	(506)	(521)	(506)
Bonds and other loans	(28,037)	(26,112)	(28,648)	(26,692)
Lease liabilities	(1,486)	(1,395)	(1,486)	(1,395)
Derivatives	(594)	(494)	(594)	(494)
Other financial liabilities	(804)	(535)	(804)	(535)
	(31,442)	(29,042)	(32,053)	(29,622)
The fair value of financial assets and financial liabilities (excluding listed bonds) is considered to be the same as the carrying amount for 2024 and 2023. The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature.
Fair value hierarchy
The fair values shown in notes 15C and 17A have been classified into three categories depending on the inputs used in the valuation technique.
The categories used are as follows:
■Level 1: quoted prices for identical instruments;
■Level 2: directly or indirectly observable market inputs, other than Level 1 inputs; and
■Level 3: inputs which are not based on observable market data.

184	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
18. FINANCIAL INSTRUMENTS FAIR VALUE RISK continued
For assets and liabilities which are carried at fair value, the classification of fair value calculations by category is summarised below:

	Notes	€ million Level 1 2024	€ million Level 1 2023	€ million Level 2 2024	€ million Level 2 2023	€ million Level 3 2024	€ million Level 3 2023	€ million Total fair value 2024	€ million Total fair value 2023
Assets at fair value

Financial assets at fair value through other comprehensive income	17A	10	163	4	4	586	442	600	609
Financial assets at fair value through profit or loss:
Derivatives(a)	16C	–	–	420	149	–	–	420	149
Other	17A	445	582	–	–	377	399	822	981

Liabilities at fair value
Derivatives(b)	16C	–	–	(650)	(559)	–	–	(650)	(559)
Contingent consideration	14	–	–	–	–	(1)	(157)	(1)	(157)
(a)Includes €203 million (2023: €37 million) derivatives, reported within trade receivables, that hedge trading activities.
(b)Includes €(56) million (2023: €(65) million) derivatives, reported within trade payables, that hedge trading activities.
There were no significant changes in classification of fair value of financial assets and financial liabilities since 31 December 2023. There were also no significant movements between the fair value levels since 31 December 2023.
The impact in 2024 income statement due to Level 3 instruments is a loss of €(58) million (2023: loss of €(68) million).
Reconciliation of Level 3 fair value measurements of financial assets and financial liabilities is given below:

Reconciliation of movements in Level 3 valuations	€ million 2024	€ million 2023
1 January	684	696
Gains/(losses) recognised in income statement	(58)	(68)
Gains/(losses) recognised in other comprehensive income	67	(8)
Purchases and new issues	135	71
Sales and settlements	134	(7)
31 December	962	684
SIGNIFICANT UNOBSERVABLE INPUTS USED IN LEVEL 3 FAIR VALUES
Assets valued using Level 3 techniques include €658 million (2023: €584 million) relating to a number of unlisted investments within Unilever Ventures companies, none of which are individually material; €172 million (2023: €161 million) of long-term cash receivables under life insurance policies and €27 million (2023: €31 million) for option to acquire non-controlling interest. Valuation techniques used are specific to each asset and liability, a change in one or more of the inputs to reasonably possible alternative assumptions would not change the value significantly for all assets and liabilities.
Calculation of fair values
The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December 2023.
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
■Derivatives are valued using valuation techniques with market observable inputs. The models incorporate various inputs including the credit quality of counter-
parties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying commodities.
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
Policies and processes used in relation to the calculation of Level 3 fair values
Assets valued using Level 3 valuation techniques are primarily made up of long-term cash receivables and unlisted investments. Valuation techniques used are specific to the circumstances involved. Unlisted investments include €658 million (2023: €584 million) of investments within Unilever Ventures companies.

Unilever Annual Report on Form 20-F 2024	185

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
19. Provisions

Provisions are recognised where a legal or constructive obligation exists at the balance sheet date, as a result of a past event, where the amount of the obligation can be reliably estimated and where the outflow of economic benefit is probable.

Provisions	€ million 2024	€ million 2023
Due within one year	831	537
Due after one year	571	563
Total provisions	1,402	1,100

Movements during 2024	€ million Restructuring	€ million Legal	€ million Brazil indirect taxes	€ million Other	€ million Total
1 January 2024	175	241	68	616	1,100
Additions through business combinations	–	–	–	–	–
Income statement:
Charges	460	129	15	121	725
Releases	(45)	(30)	(5)	(56)	(136)
Utilisation	(129)	(54)	(2)	(80)	(265)
Currency translation	5	(4)	(12)	(11)	(22)
31 December 2024	466	282	64	590	1,402
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

Other commitments principally comprise commitments under contract to purchase materials and services. They do not include commitments to purchase property, plant and equipment, which are reported in note 10 on pages 163 to 165.

Lease commitments and other commitments fall due as follows:	€ million Leases 2024	€ million Leases 2023	€ million Other commitments 2024	€ million Other commitments 2023
Within 1 year	101	64	1,654	1,510
Later than 1 year but not later than 5 years	163	79	2,360	2,595
Later than 5 years	66	148	184	265
	330	291	4,198	4,370

186	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

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
In the case of fiscal matters, the known maximum exposure is the amount included in a tax assessment.

Summary of contingent liabilities	€ million 2024	€ million 2023
Corporate reorganisation – IPI, PIS and COFINS taxes and penalties	3,230	3,757
Inputs for PIS and COFINS taxes	35	40
Goodwill amortisation	144	174
Other tax assessments – approximately 500 cases	855	983
Total Brazil Tax	4,264	4,954
Other contingent liabilities	571	575
Total contingent liabilities	4,835	5,529
Brazil tax
During 2004, and in common with many other businesses operating in Brazil, one of our Brazilian subsidiaries received a notice of infringement from the Federal
Revenue Service in respect of indirect taxes regarding corporate reorganisation. The notice alleges that a 2001 reorganisation of our local corporate structure was undertaken without a valid business purpose. The 2001 reorganisation was comparable with restructuring done by many companies in Brazil. The original dispute was resolved in the courts in the Group’s favour. However, in 2013 a new assessment was raised in respect of a similar matter. Additionally, during the course of 2014 and between 2017 and 2024, other notices of infringement were issued based on the same grounds argued in the previous assessments. The total amount of the tax assessments in respect of this matter is €3,230 million (2023: €3,757 million).
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
Goodwill is measured at the acquisition date as the fair value of consideration transferred, plus non-controlling interests and the fair value of any previously held equity interests less the net recognised amount (which is generally fair value) of the identifiable assets and liabilities assumed. Goodwill is subject to an annual review for impairment (or more frequently if necessary) in accordance with our accounting policies. Any impairment is charged to the income statement as it arises. Detailed information relating to goodwill is provided in note 9 on pages 160 to 162.
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

Unilever Annual Report on Form 20-F 2024	187

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
21. ACQUISITIONS AND DISPOSALS continued
2024
In 2024, the Group completed the business acquisitions and disposals as listed below. The net consideration for acquisitions in 2024 is €616 million (2023: €675 million for acquisitions completed during that year). More information related to the 2024 acquisitions is provided below.

Deal completion date	Acquired/disposed business

1 February 2024	Acquired 91.88% of K18, a US-based premium hair care brand. The acquisition complements Unilever’s existing Beauty and Wellbeing portfolio, with a range of high-quality, hair care products.
1 June 2024	Sold Elida Beauty to Yellow Wood Partners LLC. Elida Beauty comprises more than 20 beauty and personal care brands, such as Q-Tips, Caress, Timotei and TIGI.
1 August 2024	Sold Qinyuan Group (also known as “Truliva”) to Yong Chao Venture Capital Co., Ltd. Qinyuan Group offers a range of water purification solutions to households in China.
8 October 2024	Sold the Russian subsidiary to Arnest Group. The sale includes all of Unilever’s business in Russia and its four factories in the country, along with our business in Belarus.
1 November 2024	Sold Pureit to A.O. Smith. Pureit offers a range of water purification solutions across India, Bangladesh, Sri Lanka, Vietnam and Mexico, among others.
On 22 January 2025, Hindustan Unilever Limited announced it has signed an agreement to acquire Minimalist, a premium actives-led beauty brand in India. The transaction is expected to be completed by Q2 2025.
2023
In 2023, the Group completed the business acquisitions and disposals as listed below. The net consideration for acquisitions in 2023 was €675 million. More
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
1 August 2023
Acquired 100% of Yasso Holdings, Inc. ('Yasso'), a premium frozen Greek yogurt brand in the United States offering a high-
quality range of low-calorie yet indulgent products. The acquisition is aligned to the premiumisation strategy of Unilever’s Ice
Cream Business Group.

1 November 2023	Sold Dollar Shave Club to Nexus Capital Management LP.
On 1 May 2023, Unilever sold the North America Suave business to Yellow Wood Partners LLC for consideration of €592 million. A gain on disposal of €497 million was recognised (see note 3).
EFFECT ON CONSOLIDATED INCOME STATEMENT
If the acquisition deals completed in 2024 had all taken place at the beginning of the year, Group turnover would have been €60,772 million, and Group operating profit would have been €9,402 million. In 2023, if all of the acquisitions had taken place at the beginning of the year, Group turnover for 2023 would have been
€59,709 million and Group operating profit would have been €9,780 million.

188	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
21. ACQUISITIONS AND DISPOSALS continued
EFFECT ON CONSOLIDATED BALANCE SHEET
Acquisitions
The following table sets out the overall impact of acquisitions in 2024 as well as comparative years on the consolidated balance sheet. The fair values currently used for opening balances are provisional. These balances remain provisional due to there being outstanding relevant information in regard to facts and circumstances that existed as of the acquisition date and/or where valuation work is still ongoing.

	€ million 2024	€ million 2023	€ million 2022
Net assets acquired	333	368	487
Non-controlling interest	(27)	(20)	(99)
Goodwill	310	327	580
Total consideration	616	675	968
In 2024, the net assets acquired and total payment for acquisitions consists of:

€ million 2024
Intangible assets	382
Other non-current assets	14
Trade and other receivables	15
Other current assets	36
Non-current liabilities(a)	(99)
Current liabilities	(15)
Net assets acquired	333
Non-controlling interest	(27)
Goodwill(b)	310
Total consideration	616
Of which:
Cash consideration paid	616
Deferred consideration	–
(a)Non-current liabilities include deferred tax of €99 million.
(b)Goodwill not deductible for tax purposes.
Goodwill represents the future value that the Group believes it will obtain through operational synergies and the application of acquired company ideas to existing
Unilever channels and businesses. Detailed information relating to goodwill is provided in note 9 on pages 160 to 162.
Disposals
Total consideration for 2024 disposals is €1,396 million (2023: €578 million for disposals completed during that year). The following table sets out the effect of disposals in 2024 and comparative year on the consolidated balance sheet. The results of disposed businesses are included in the consolidated financial statements up until their date of disposal.

	€ million 2024	€ million 2023
Goodwill and intangible assets(a)	1,107	56
Other non-current assets	218	55
Current assets(b)	700	108
Liabilities(c)	(683)	(144)
Net assets sold	1,342	75
Loss on recycling of currency retranslation on disposal	545	14
Non-controlling interest	(85)	0
Profit/(loss) on sale attributable to Unilever	(406)	489
Consideration	1,396	578
Of which:
Cash(d)	1,299	477
Non-cash items and deferred consideration	97	101
(a)2024 includes intangibles of €984 million relating to the disposals of the Elida Beauty, Russia and Truliva businesses.
(b)2024 includes inventories of €126 million, cash of €324 million and trade receivables of €215 million.
(c)2024 includes €431 million of trade payables.
(d)2024 includes €324 million related to cash balances of businesses sold.

Unilever Annual Report on Form 20-F 2024	189

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

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
Non-current assets and liabilities held for sale are recognised as current on the balance sheet.

	€ million 2024	€ million 2023
Property, plant and equipment held for sale(a)	3	2

Disposal groups held for sale
Non-current assets
Goodwill and intangibles	94	534
Property, plant and equipment	33	21
Other non-current assets	1	1
	128	556
Current assets
Inventories	29	80
Trade and other receivables	6	47
Current tax assets	–	4
Cash and cash equivalents	1	2
	36	133
Assets held for sale	167	691

Current liabilities
Trade payables and other current liabilities	10	24
Current tax liabilities	1	2
Financial liabilities due within one year	30	–
Provisions	3	–
	44	26
Non-current liabilities
Pension and post-retirement healthcare liabilities	1	–
Financial liabilities due after one year	–	4
Deferred tax liabilities	3	145
	4	149
Liabilities held for sale	48	175
(a)Includes manufacturing assets held for sale.

190	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
23. Related party transactions

A related party is a person or entity that is related to the Group. These include both people and entities that have, or are subject to, the influence or control of the Group.
Joint ventures
The following related party balances existed with joint venture businesses at 31 December:

Related party balances	€ million Total 2024	€ million Total 2023
Sales to joint ventures	1,168	1,144
Purchases from joint ventures	110	134
Receivables from joint ventures	112	99
Payables to joint ventures	111	111
Loans to joint ventures	227	219
Royalties and service fees	9	19
Significant joint ventures are Unilever FIMA LDA and Gallo Worldwide LDA in Portugal, Binzagr Unilever Distribution in the Middle East, the Pepsi Lipton Tea
Partnership in the US and Pepsi Lipton International Ltd for the rest of the world.
All transactions between the group and related parties are conducted on arm's length basis.
Associates
There are no trading balances due to or from associates.
24. Share buyback
On 8 February 2024, we announced a share buyback programme for an aggregate market value equivalent of up to €1.5 billion. As at 31 December 2024, the Group repurchased 27,368,909 (2023: 31,734,256) ordinary shares which are held by Unilever as treasury shares. Consideration paid in 2024 for the repurchase of shares including transaction costs was €1,508 million (2023: €1,507 million) and was recognised in other reserves.
25. Remuneration of auditors

	€ million 2024	€ million 2023	€ million 2022
Fees payable to the Group’s auditors for the audit of the consolidated and parent
company accounts of Unilever PLC	12	7	6
Fees payable to the Group’s auditors for the audit of accounts of subsidiaries of
Unilever PLC pursuant to legislation(a)(b)	20	16	17
Total statutory audit fees	32	23	23
Fees payable to the Group’s auditors for the audit of non-statutory
financial statements(c)	8	–	–
Audit-related assurance services(d)	1	–	–
Other taxation advisory services	–	–	–
Services relating to corporate finance transactions	–	–	–
Other assurance services(e)	7	1	1
All other non-audit services(f)	–	–	–
Total fees payable	48	24	24
(a)Comprises fees payable to the KPMG network of independent member firms affiliated with KPMG International Cooperative for audit work on statutory financial statements and Group reporting returns of subsidiary companies.
(b)Amount payable to KPMG in respect of services supplied to associated pension schemes was less than €1 million individually and in aggregate (2023: less than
€1 million individually and in aggregate; 2022: less than €1 million individually and in aggregate).
(c)2024 includes fees payable for reporting accountant services on the historical financial information of the Ice Cream business.
(d)In 2024, amounts paid in relation to each type of service are less than €1 million individually and in aggregate.
(e)2024 includes fees payable for CSRD assurance reporting services. With the exception of this service, amounts paid in relation to each type of service are less than
€1 million individually and in aggregate (2023: less than €1 million and in aggregate; 2022: less than €1 million and in aggregate).
(f)2024, 2023 and 2022 include various services, each less than €1 million individually.
26. Events after the balance sheet date

Where events occurring after the balance sheet date provide evidence of conditions that existed at the end of the reporting period, the impact of these events is adjusted within the financial statements. Otherwise, events after the balance sheet date of a material size or nature are disclosed below.

On 13 February 2025, Unilever announced a quarterly dividend with the 2024 fourth-quarter results of £0.3775 per PLC ordinary share. The total value of the announced dividend is €1,121 million.
In February 2025, we announced a share buyback programme of €1.5 billion to be conducted during 2025.

Unilever Annual Report on Form 20-F 2024	191

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
27. Significant subsidiaries
The following represents the significant subsidiaries of the Group at 31 December 2024, that principally affect the turnover, profit and net assets of the Group. The percentage of share capital shown below represents the aggregate percentage of equity capital directly or indirectly held by Unilever PLC in the company. The companies are incorporated and principally operated in the countries under which they are shown except where stated otherwise.

Country	Name of company	Shareholding
Argentina	Unilever de Argentina S.A.	100%
Australia	Unilever Australia Limited	100%
Brazil	Unilever Brasil Ltda.	100%
Canada	Unilever Canada, Inc.	100%
China	Unilever Services (Hefei) Co. Ltd	100%
China	Wall's (China) Co. Limited	100%
England and Wales	Unilever UK & CN Holdings Limited	100%
England and Wales	Unilever Global IP Ltd	100%
England and Wales	Unilever U.K. Holdings Limited	100%
England and Wales	Unilever UK Limited	100%
England and Wales	Unilever U.K. Central Resources Limited	100%
France	Unilever France S.A.S.	100%
Germany	Unilever Deutschland GmbH	100%
Germany	Unilever Deutschland Holding GmbH	100%
India	Hindustan Unilever Limited	62%
Indonesia	PT Unilever Indonesia Tbk	85%
Italy	Unilever Italia Mkt Operations S.R.L.	100%
Mexico	Unilever de Mexico, S. de R.l. de C.V.	100%
Netherlands	Mixhold B.V.	100%
Netherlands	Unilever Finance Netherlands B.V.	100%
Netherlands	Unilever IP Holdings B.V.	100%
Netherlands	Unilever Nederland B.V.	100%
Netherlands	Unilever Europe B.V.	100%
Netherlands	UNUS Holding B.V.	100%
Pakistan	Unilever Pakistan Limited	99%
Philippines	Unilever Philippines, Inc.	100%
Poland	Unilever Polska Sp. z o.o.	100%
Singapore	Unilever Asia Private Limited	100%
South Africa	Unilever South Africa (Pty) Limited	100%
Spain	Unilever Espana S.A.	100%
Switzerland	Unilever Finance International AG	100%
Thailand	Unilever Thai Trading Limited	100%
Turkey	Unilever Sanayi ve Ticaret Turk A.S.	100%
United States of America	ConopCo, Inc.	100%
United States of America	Unilever Capital Corporation	100%
United States of America	Unilever North America Supply Chain Company LLC	100%
United States of America	Unilever United States, Inc.	100%
United States of America	Ben & Jerry's Homemade, Inc.	100%
United States of America	Paula's Choice, Inc.	100%
United States of America	The LIV Group, Inc.	100%
United States of America	Nutraceutical Wellness, Inc	80%
Vietnam	Unilever Vietnam International Company Limited	100%

192	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

THIS PAGE IS INTENTIONALLY LEFT BLANK

Unilever Annual Report on Form 20-F 2024	193

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

THIS PAGE IS INTENTIONALLY LEFT BLANK

194	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

THIS PAGE IS INTENTIONALLY LEFT BLANK

Unilever Annual Report on Form 20-F 2024	195

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

THIS PAGE IS INTENTIONALLY LEFT BLANK

196	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

THIS PAGE IS INTENTIONALLY LEFT BLANK

Unilever Annual Report on Form 20-F 2024	197

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

THIS PAGE IS INTENTIONALLY LEFT BLANK

198	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

THIS PAGE IS INTENTIONALLY LEFT BLANK

Unilever Annual Report on Form 20-F 2024	199

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

THIS PAGE IS INTENTIONALLY LEFT BLANK

200	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

Group Companies
AS AT 31 DECEMBER 2024
In accordance with Section 409 of the Companies Act 2006, a list of subsidiaries, partnerships, associates and joint ventures as at 31 December 2024 is set out below. All subsidiary undertakings are subsidiary undertakings of their immediate parent undertaking(s) pursuant to Section 1162 (2) (a) of the Companies Act 2006 unless otherwise indicated – see the notes on page 210. All subsidiary undertakings not included in the consolidation are not included because they are not material for such purposes. All associated undertakings are included in the Unilever Group’s financial statements using the equity method of accounting unless otherwise indicated – see the notes on page 210.
See page 191 of the Annual Report and Accounts for a list of the significant subsidiaries.
Companies are listed by country and under their registered office address. The aggregate percentage of capital held by the Unilever Group is shown after the subsidiary company name, except where it is 100%. If the Nominal Value field is blank, then the Share Class Note will identify the type of interest held in the entity.
Subsidiary undertakings included in the consolidation

Name of Undertaking	Nominal Value	Share Class Note
Algeria – Zone Industrielle Hassi Ameur Oran 31000
Unilever Algérie SPA (72.50)	DZD1,000.00	1
Argentina – Tucuman 1, piso 4, Ciudad Autónoma de Buenos Aires
Arisco S.A.	ARS1.00	1
Unilever De Argentina S.A.	ARS1.00	1
Club de Beneficios S.A.U.	ARS1.00	1
Urent S.A.	ARS1.00	1
Ulands S.A.	ARS1.00	1
Argentina – Martín Güemes 24 Sur, San Juan, Provincia de San Juan
Helket S.A.	ARS1.00	1
Argentina – Juana Manso 205, 7mo. Piso, Ciudad Autónoma de Buenos Aires
Compre Ahora S.A.	ARS1.00	1
Australia – 219 North Rocks Road, North Rocks NSW 2151
Ben & Jerry’s Franchising Australia Limited	AUD1.00	1
Unilever Australia (Holdings) Pty Limited	AUD1.00	1
Unilever Australia Group Pty Limited	AUD2.7414	1
Unilever Australia Limited	AUD1.00	1
Unilever Australia Trading Limited	AUD1.00	1
Australia – 111-115 Chandos Street, Crows Nest, NSW 2065
Dermalogica Holdings Pty Limited	AUD1.00	1
Dermalogica Pty Limited	AUD2.00	1
Australia – Level 12, 60 Castlereagh Street, Sydney, NSW 2000
Paula’s Choice International Australia Pty Limited	AUD0.01	1
Australia – Level 16, 68 Pitt Street, Sydney, NSW 2000
Brand Evangelists for Beauty Pty Ltd∆ (68.03)		1
Austria – Jakov-Lind-Straße 5, 1020 Wien
Delico Handels GmbH	EUR36,336.42	1
Unilever Austria GmbH	EUR10,000,000.00	1
Bangladesh – 51 Kalurghat Heavy Industrial Area, Kalurghat, Chittagong
Unilever Bangladesh Limited (60.75)	BDT100.00	1
Bangladesh – Fouzderhat Industrial Area, North Kattali, Chattogram 4217
Unilever Consumer Care Limited (81.98)	BDT10.00	1
Belgium – Anderlecht, Industrielaan 9, 1070 Brussels
Unilever Belgium NV/SA	No Par Value	1
Bolivia – Av. Blanco Galindo, Km 10.5, Cochabamba
Unilever Andina Bolivia S.A.	BOB100.00	1
Brazil – Avenida das Nações Unidas, n. 14.261, Ala A, 3º andar, Foco 4, Vila Gertrudes, São Paulo/SP, CEP 04794-000
Euphoria Ice Cream Comercio de Alimentos Limitada	BRL1.00	5
Brazil – Rua Gomes de Carvalho, 1666, conjunto 161, 16ª andar, Bairro Vila Olimpia, São Paulo, ZIP Code 04547-006
E-UB Comércio Limitada	BRL1.00	5
Brazil – Cidade de Valinhos, Estado de São Paulo, Rua Campos Salles, nº 20, Parte, Centro, ZIP Code 13271-900
Unilever Logistica Serviços Limitada	BRL1.00	5
Brazil – Av. das Nações Unidas, n. 14.261, 3rd floor, Parte – Gelados SP, Wing B, Vila Gertrudes, ZIP Code 04794-000, São Paulo/SP
Unilever Brasil Gelados Limitada	BRL1.00	5
Brazil – Av. das Nações Unidas, n. 14.261, 3rd to 6th floors, Wing B Vila Gertrudes, ZIP Code 04794-000, São Paulo/SP
Unilever Brasil Limitada	BRL1.00	5
Brazil – Av. das Nações Unidas, n. 14.261, 3rd floor, Wing A, Vila Gertrudes, ZIP Code 04794-000, São Paulo/SP

Name of Undertaking	Nominal Value	Share Class Note
Unilever Brasil Industrial Limitada	BRL1.00	5
Brazil – Avenida das Nações Unidas, nº 14.261, Vila Gertrudes, Andares 24º a 27º,
Sala/Conjunto nº 2401B, 2501B, 2601B, e 2701B, parte, Espaço de Escritório
WeWork nº 25-109, na Cidade de São Paulo, Estado de São Pa, CEP 04794-000

Mãe Terra Produtos Naturais Limitada	BRL1.00	5
Brazil – Rua Tenente Pena, No. 156, Bom Retiro, CEP 01127-020, São Paulo
Smart Home Comércio E Locação De Equipamentos S.A. (59.50)	No Par Value	1
Brazil – São Paulo, Estado de São Paulo na Rua Demóstenes nº 1072, Bairro Campo Belo CEP 04614-010
Ole Franquia Limitada	BRL1.00	1
Brazil – Rua Gomes de Carvalho, 1666, conjunto 161, 5ª andar, locker 5D Bairro Vila Olimpia, São Paulo, ZIP Code 04547-006
Compra Agora Serviços Digitais Limitada	BRL1.00	5
Bulgaria – City of Sofia, Borough Mladost, 1, Business Park, Building 4, Floor 5
Unilever Bulgaria EOOD	BGN1,000.00	1
Bulgaria – District Veliko Tarnovo, 5030 Debelets, Promishlena Zona
Unilever Ice Cream Bulgaria EOOD	BGL50.00	1
Cambodia – Morgan Tower Building, Level 15, No. 15F-8A/8B/9/10/11/12/13/14/15/16/17A, Street Sopheak Mongkul, Phum 14, Sangkat Tonle Bassac, Khan Chamkarmon, Phnom Penh
Unilever (Cambodia) Limited	KHR20,000.00	1
Canada – 3081, 3rd Avenue, Whitehorse, Yukon Territory, Y1A 4Z7
Dermalogica (Canada) Limited	No Par Value	6
Canada – 100 King Street West, 1 First Canadian Place, Suite 1600, Toronto, ON M5X 1G5
UPD Canada Inc.	No Par Value	7
Canada – 1000 rue de la Gauchetière Ouest, Bureau 2500, Montreal, H3B 0A2
4012208 Canada Inc.	No Par Value	7
Canada – 160 Bloor Street East, Suite 1400, Toronto, ON M4W 3R2
Unilever Canada Inc.	No Par Value	8
	No Par Value	9
	No Par Value	10
	No Par Value	11
	No Par Value	12
Canada – Lawson Lundell LLP, 925 W Georgia Street, Vancouver, BC V6C 3L2
Hourglass Cosmetics Canada Limited	No Par Value	1
Chile – Avenida Las Condes 11.000, Piso 5, Comuna de Vitacura
Unilever Chile Limitada		13
China – Room 1001, No. 398 Caoxi Road (N), Xuhui District, Shanghai, 200030
Blueair (Shanghai) Sales Co. Limited	CNY1.00	1
China – No. 33 North Fuquan Road, Changning District, Shanghai, 200335
Unilever (China) Investing Company	USD1.00	1
China – 88 Jinxiu Avenue, Hefei Economic and Technology Development Zone, Anhui, 230601
Unilever (China) Limited	USD1.00	1
Unilever Services (Hefei) Co. Ltd.	CNY1.00	1
China – No. 225 Jingyi Road, Tianjin Airport Economic Area, Tianjin
Unilever (Tianjin) Company Limited	USD1.00	1
China – 1068 Ting Wei Road, Jinshanzui Industrial Region, Jinshan District, Shanghai
Unilever Foods (China) Co. Limited	USD1.00	1
China – No. 166 Unilever Avenue West, Qinglong Town, Pengshan District, Meishan City, Sichuan province 620800
Unilever (Sichuan) Company Limited	USD1.00	1

Unilever Annual Report on Form 20-F 2024	201

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

GROUP COMPANIES

Name of Undertaking	Nominal Value	Share Class Note
China – No.16 Wanyuan Road, Beijing E&T Development, Beijing 100076
Wall’s (China) Co. Limited	USD1.00	1
China – Room 326, 3rd Floor, Xinmao Building, 2 South Taizhong Road, (Shanghai) Pilot Free Trade Zone
Uchieve Commerce (Shanghai) Co. Ltd	CNY1.00	1
China – Floor 1, Building 2, No. 33 North Fuquan Road, Changning District, Shanghai 200335
Shanghai CarverKorea Limited	USD1.00	1
China – 2F, No. 10, Lane 255, Xiaotang Road, Fengxian District, Shanghai
Paula’s Choice (Shanghai) Trading Co. Limited	CNY1.00	1
China – Room 1436, No. 1256 and No. 1258 Wanrong Road, Jingan District, Shanghai
Paula’s Choice (Shanghai) Technology Co. Limited	CNY1.00	1
China – No. 88 Yanghua Road, Mingzhu Industrial Zone, Conghua District, Guangzhou City
Unilever (Guangzhou) Co. Limited	CNY1.00	1
China – 5th Floor, Qunjia Building Block 1, No. 366 Shengkang Road, Jiubao Street, Shangcheng District, Hangzhou City, Zhejiang Province
GoUni (Hangzhou) Trading Co. Limited	CNY1.00	1
China – Room 407, No. 1256, No. 1258 Wanrong Road, Jingan District, Shanghai
UPD (Shanghai) Trading Co. Ltd	CNY1.00	1
Colombia – Avenida Carrera 45, 108-27 Torre 3, Piso 5 y 6, Bogotá D.C.
Unilever Andina Colombia Limitada	COP100.00	1
Costa Rica – Provincia de Heredia, Cantón Belén, Distrito de la Asunción, de la intersección Cariari-Belén, 400 Mts. Oeste, 800 Mts. al Norte
UL Costa Rica SCC S.A.	CRC1.00	1
Côte d’Ivoire – 01 BP 1751 Abidjan 01, Boulevard de Vridi
Unilever-Côte d’Ivoire (99.78)	XOF2,650.00	1
Côte d’Ivoire – Abidjan-Marcory, Boulevard Valery Giscard d’Estaing, Immeuble Plein Ciel, Business Center, 26 BP 1377, Abidjan 26
Unilever Afrique de l’Ouest	XOF10,000.00	1
Croatia – Strojarska cesta 20, 10000 Zagreb
Unilever Hrvatska d.o.o.	EUR1.00	1
Cuba – Zona Especial de Desarrollo Mariel, Provincia Artemisa
Unilever Suchel, S.A. (60)	USD1,000.00	56
Cyprus – Head Offices, 195C Old Road, Nicosia Limassol, CY-2540 Idalion Industrial Zone – Nicosia
Unilever Tseriotis Cyprus Limited (84)	EUR1.00	1
Czech Republic – Voctářova 2497/18, 180 00 Praha 8
Unilever ČR, spol. s.r.o.	CZK210,000.00	1
Denmark – Ørestads Boulevard 73, 2300 København S
Unilever Danmark A/S	DKK1,000.00	1
Denmark – Petersmindevej 30, 5000 Odense C
Unilever Produktion ApS	DKK100.00	1
Djibouti – Haramous, BP 169
Unilever Djibouti FZCO Limited	USD200.00	1
Dominican Republic – Av. Winston Churchill, Torre Acropolis, Piso 16, Santo Domingo
Unilever Caribe, S.A.	DOP1,000.00	1
Ecuador – Km 25, Vía a Daule, Guayaquil
Unilever Andina Ecuador S.A.	USD1.00	1
Egypt – 5th Floor, North Tower, Galleria 40 Business Complex, Sheikh Zayed, 6th of October City, Giza
Unilever Mashreq for Manufacturing and Trading (SAE)	EGP10.00	1
Unilever Egypt for Shared Consultations Services	EGP10.00	1
Egypt – Public Free Zone, Alexandria
Unilever Mashreq International Company (in liquidation)	USD1,000.00	1
Egypt – 14 May Bridge, Sidi Gaber, Smouha, Alexandria
Unilever Mashreq Trading LLC (in liquidation)	EGP1000.00	1
Commercial United for Import and Export LLC (in liquidation)	EGP1000.00	1
Egypt – 15 Sphinx Square, El-Mohandsin, Giza
Unilever Mashreq for Import and Export LLC	EGP100.00	1
El Salvador – Local 19, Nivel 19, Edificio Torre Futura, Calle El Mirador y 87 Avenida Norte, Colonia Escalón, San Salvador

Name of Undertaking	Nominal Value	Share Class Note
Unilever El Salvador, SCC S.A. de C.V.	USD1.00	1
Unilever de Centro America S.A. de C.V.	USD11.00	1
England and Wales – Unilever House, 100 Victoria Embankment, London EC4Y 0DY
Accantia Group Holdings (unlimited company)	GBP0.01	1
Alberto-Culver (Europe) Limited (in liquidation)	GBP1.00	1
Alberto-Culver Group Limited (in liquidation)	GBP1.00	1
Alberto-Culver UK Holdings Limited (in liquidation)	GBP1.00	1
Alberto-Culver UK Products Limited (in liquidation)	GBP1.00	1
	GBP5.00	14
Associated Enterprises Limited°	GBP1.00	1
GroNext Technologies Limited	GBP1.00	1
Hourglass Cosmetics UK Limited	GBP1.00	1
Margarine Union (1930) Limited°	GBP1.00	1
	GBP1.00	18
	GBP1.00	68
	GBP1.00	69
MBUK Trading Limited (in liquidation)	GBP1.00	1
Mixhold Investments Limited	GBP1.00	1
ND4A Limited	GBP1.00	1
Toni & Guy Products Limited°	GBP0.001	1
UAC International Limited	GBP1.00	1
UML Limited	GBP1.00	1
Unidis Forty Nine Limited (in liquidation)	GBP1.00	1
Unilever AC Limited	GBP1.00	1
Unilever Assam Estates Limited	GBP1.00	1
Unilever Company for Industrial Development Limited (in liquidation)	GBP1.00	1
Unilever Company for Regional Marketing and Research Limited (in liquidation)	GBP1.00	1
Unilever Corporate Holdings Limited°	GBP1.00	1
Unilever Employee Benefit Trustees Limited	GBP1.00	1
Unilever Group Limited°	GBP0.25	1
Unilever South India Estates Limited°	GBP1.00	1
	GBP1.00	15
Unilever S.K. Holdings Limited	GBP1.43	1
Unilever Overseas Holdings Limited°	GBP1.00	1
Unilever U.K. Central Resources Limited	GBP1.00	1
Unilever U.K. Holdings Limited°	GBP1.00	1
Unilever UK & CN Holdings Limited	GBP1.00	2
	GBP1.00	3
	GBP10.00	24
Unilever UK Group Limited	GBP1.00	2
Unilever US Investments Limited°	GBP1.00	1
United Holdings Limited°	GBP1.00	1
England and Wales – c/o BDO LLP, 5 Temple Square, Temple Street, Liverpool L2 5RH
Unilever Australia Investments Limited (in liquidation)	GBP1.00	1
Unilever Australia Partnership Limited (in liquidation)	GBP1.00	1
Unilever Innovations Limited (in liquidation)	GBP0.10	1
England and Wales – The Manser Building, Thorncroft Manor, Thorncroft Drive, Dorking Road, Leatherhead, Surrey KT22 8JB
Dermalogica (UK) Limited	GBP1.00	1
England and Wales – Oceana House 39-49 Commercial Road, First Floor, Southampton, Hampshire, SO15 1GA
Aquis Haircare UK Ltd	GBP1.00	1
England and Wales – c/o TMF Group, 13th Floor, 1 Angel Court, London EC2R 7HJ
Twenty Nine Capital Partners Limited Partnership∞ (80)		4
Unilever Ventures III Limited Partnership∞ (86.25)		4
Unilever Ventures Limited	GBP1.00	1

202	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

GROUP COMPANIES

Name of Undertaking	Nominal Value	Share Class Note
Twenty Nine Capital Partners (General Partner) Limited	GBP1.00	1
Unilever Ventures General Partner Limited	GBP1.00	1
England and Wales – Union House, 182-194 Union Street, London SE1 0LH
REN Limited	GBP0.01	1
	GBP0.0032	19
	GBP0.0042	126
Murad Europe Limited	GBP1.00	1
England and Wales – Lever House, 3 St James Road, Kingston Upon Thames, Surrey KT1 2BA
Alberto-Culver Company (U.K.) Limited	GBP1.00	1
CPC (UK) Pension Trust Limited (in liquidation)		16
Nature Delivered Limited	GBP0.001	1
	GBP0.001	79
	GBP0.001	84
Marshfield Bakery Limited (in liquidation)	GBP0.01	1
Unilever Pension Trust Limited	GBP1.00	1
Unilever UK Limited	GBP1.00	1
Unilever UK Pension Fund Trustees Limited	GBP1.00	1
Unilever Superannuation Trustees Limited	GBP1.00	1
USF Nominees Limited	GBP1.00	1
England and Wales – 1 More Place, London SE1 2AF
Accantia Health and Beauty Limited (in liquidation)	GBP0.25	1
England and Wales – Port Sunlight, Wirral, Merseyside CH62 4ZD
Unilever Global IP Limited°	GBP1.00	1
England and Wales – Suite 1, 7th Floor, 50 Broadway, London SW1H 0BL
Paula’s Choice UK Limited (in liquidation)	GBP1.00	1
England and Wales – 3rd Floor, 1 Ashley Road, Altrincham, Cheshire WA14 2DT
Brand Evangelists for Beauty Limited∆ (80.30)	GBP1.00	2
(100)	GBP1.00	85
(66.47)	GBP1.00	128
(82.92)	GBP1.00	129
Estonia – Harju maakond, Tallinn, Haabersti linnaosa, Paldiski mnt 96, 13522
Unilever Eesti Aktsiaselts	EUR6.30	1
Ethiopia – Bole Sub City, Kebele 03/05, Lidiya Building, Addis Ababa
Unilever Manufacturing PLC	ETB1,000.00	1
Finland – Post Box 254, 00101 Helsinki
Unilever Finland Oy	EUR16.82	1
Unilever Ingman Production Oy	EUR1000.00	1
France – 20, rue des Deux Gares, 92500, Rueil-Malmaison
Bestfoods France Industries S.A.S. (99.99)	No Par Value	1
Cogesal-Miko S.A.S. (99.99)	No Par Value	1
Fralib Sourcing Unit S.A.S. (99.99)	No Par Value	1
Saphir S.A.S. (99.99)	EUR1.00	1
U-Labs S.A.S. (99.99)	No Par Value	1
Unilever France S.A.S. (99.99)	No Par Value	1
Unilever France Holdings S.A.S. (99.99)	EUR1.00	1
Unilever France HPC Industries S.A.S. (99.99)	EUR1.00	1
Unilever Retail Operations France (99.99)	No Par Value	1
France – ZI de la Norge – Chevigny Saint-Sauveur, 21800 Quetigny
Amora Maille Societe Industrielle S.A.S. (99.99)	No Par Value	1
France – 42, rue Jean de La Fontaine, Paris, 75016
Laboratoire Garancia	EUR62.50	1
UPD EU	EUR1.00	1
Germany – Wiesenstraße 21. 40549 Düsseldorf
Dermalogica GmbH	EUR25,000.00	1
Germany – Spitaler Straße 16, 20095 Hamburg
ProCepta Service GmbH	EUR28,348.00	1
Germany – Neue Burg 1, 20457 Hamburg
DU Gesellschaft für Arbeitnehmerüberlassung mbH (99.99)	DEM50,000.00	1
Unilever Deutschland GmbH	EUR90,000,000.00	1

Name of Undertaking	Nominal Value	Share Class Note
	EUR2,000,000.00	1
	EUR1,000,000.00	1
	EUR 100.000,00	1
Unilever Deutschland Holding GmbH	EUR39,000.00	1
	EUR18,000.00	1
	EUR14,300.00	1
	EUR5,200.00	1
	EUR6,500.00	1
Unilever Deutschland Produktions GmbH & Co. OHG		4
Germany – Alt-Moabit 2, c/o Mazars Advisors GmbH & Co. KG, 10557 Berlin
T2 Germany GmbH (in liquidation)	EUR25,000.00	1
Germany – Langnesestraße 1, 64646 Heppenheim
Maizena Grundstücksverwaltung Gesellschaft mit beschränkter Haftung & Co. offene Handelsgesellschaft		4
Rizofoor Gesellschaft mit beschränkter Haftung	EUR15,350.00	1
	EUR138,150.00	1
Schafft GmbH	EUR63,920.00	1
	EUR100,000.00	1
Germany – Wiesenstrasse. 21, D-40549 Düsseldorf
Murad GmbH	EUR1.00	1
Ren GmbH	EUR1.00	1
Germany – Zehdenicker Str. 110119 Berlin
Paula’s Choice Germany GmbH		4
Ghana – Plot No. Ind/A/3A-4, Heavy Industrial Area, Tema, PO Box 721, Tema
Unilever Ghana PLC (74.50)	GHC0.0192	1
Greece – Kymis Ave & 10, Seneka Str. GR-145 64 Kifissia
Elais Unilever Hellas SA	EUR10.00	1
Unilever Knorr SA	EUR10.00	1
Unilever Logistics SA	EUR10.00	1
Guatemala – 24 Avenida 35-87 Calzada Atanasio Tzul, Zona 12
Unilever de Centroamerica S.A.	GT60.00	1
Haiti – 115, Rue Panamericaine, Estabissement Número 1, Petion Ville
Les Condiments Alimentaires, S.A. (61) (in liquidation)	HTG1000.00	1
Honduras – Anillo Periférico 600 metros después de la colonia, Residencial, Las Uvas contigua acceso de residencial Roble Oeste, Tegucigalpa M.D.C.
Unilever de Centroamerica S.A.	HNL10.00	1
Hong Kong – Suite 1106-8, 11/F, Tai Yau Building, 181 Johnston Road, Wanchai
Blueair Asia Limited	HKD0.10	1
Hong Kong – 6 Dai Fu Street, Tai Po Industrial Estate
Unilever Hong Kong Limited	HKD0.10	1
Hong Kong – Room 66, Unit 1111, 11/F, Silvercord Tower 2, 30 Canton Road, Tsim Sha Tsui, Kowloon
Hourglass Cosmetics Hong Kong Limited	HKD1.00	1
Hong Kong – Room 1808, 18/F, Tower II Admiralty Centre, 18 Harcourt Road, Admiralty
Hong Kong CarverKorea Limited	HKD1.00	7
Hong Kong – 14th Floor, One Taikoo Place, 979 King’s Road, Quarry Bay
UPD Hong Kong Limited	HKD100.00	1
Hong Kong – 14/F, One Taikoo Place, 979 King’s Road, Quarry Bay
Go-Uni Limited (67)	USD1.00	1
Hong Kong – Unit B, 17/F, United Centre, 95 Queensway, Admiralty
Paula’s Choice Hong Kong Limited	HKD1.00	1
Paula’s Choice Hong Kong Distributor Services Ltd	HKD1.00	1
Hungary – 1138-Budapest, Váci út 121-127
Unilever Magyarország Kft	HUF1.00	1
India – Unilever House, B. D. Sawant Marg, Chakala, Andheri (E), Mumbai 400099
Daverashola Estates Private Limited (61.90)	INR10.00	1
Hindlever Trust Limited (61.90)	INR10.00	1
Hindustan Unilever Limited° (61.90)	INR1.00	1
Lakme Lever Private Limited (61.90)	INR10.00	1
Levers Associated Trust Limited (61.90)	INR10.00	1

Unilever Annual Report on Form 20-F 2024	203

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

GROUP COMPANIES

Name of Undertaking	Nominal Value	Share Class Note
Levindra Trust Limited (61.90)	INR10.00	1
Unilever India Limited (61.90)	INR1.00	1
Unilever India Exports Limited (61.90)	INR10.00	1
Unilever Industries Private Limited°	INR10.00	1
Unilever Ventures India Advisory Private Limited	INR1.00	75
India – S-327, Greater Kailash – II, New Delhi – 110048, Delhi
Blueair India Private Limited (in liquidation)	INR10. 00	1
India – c/o Vaish Associates, 106, Peninsula Centre, Dr S.S. Rao Road, Parel, Mumbai, Maharashtra, 400012
Jech India Private Limited (in liquidation)	INR10. 00	1
Indonesia – Grha Unilever, Green Office Park Kav 3, Jalan BSD Boulevard Barat, BSD City, Tangerang, 15345
PT Unilever Indonesia Tbk (84.99)	IDR2.00	1
PT Unilever Enterprises Indonesia (99.99)	IDR1,000.00	1
PT Unilever Trading Indonesia	IDR1,003,875.00	1
Indonesia – Gedung Pasaraya Blok M, Gedung B, Lantai 6 dan 7, Jalan Iskandarsyah II No. 2, DKI Jakarta
PT Gerai Cepat Untung (88.19)	IDR100,000.00	1
Indonesia – KEK Sei Mangkei, Nagori Sei Mangkei, Kecamatan Bosar Maligas, Kabupaten Simalungun 21183, Sumatera Utara
PT Unilever Oleochemical Indonesia	IDR1,000,000.00	1
Iran – No. 23, Corner of 33rd Street, Zagros Street, Argentina Square, Tehran
Unilever Iran (Private Joint Stock Company) (99.99)	IRR1,000,000.00	1
Ireland – 20 Riverwalk, National Digital Park, Citywest Business Campus, Dublin 24
Lipton Soft Drinks (Ireland) Limited	EUR1.26	1
Unilever Ireland (Holdings) Limited	EUR1.26	1
Unilever Ireland Limited	EUR1.26	1
Isle of Man – Bridge Chambers, West Quay, Ramsey, Isle of Man, IM8 1DL
Rational International Enterprises Limited	USD1.00	1
Israel – 3 Gilboa Street, Airport City, Ben Gurion Airport
Beigel & Beigel Mazon (1985) Limited	ILS1.00	1
Israel – 52 Julius Simon Street, Haifa, 3296279
Bestfoods TAMI Holdings Ltd	ILS0.001	1
Israel Vegetable Oil Company Ltd	ILS0.0001	1
Unilever Israel Foods Ltd	ILS0.10	35
	ILS0.10	79
	ILS0.10	17
	ILS0.0002	25
Unilever Israel Home and Personal Care Limited	ILS1.00	1
Unilever Israel Marketing Ltd	ILS0.0001	1
Unilever Shefa Israel Ltd	ILS1.00	1
Israel – Haharoshet 1, PO Box 2288, Akko, 2451704
Glidat Strauss Limited	ILS1.00	30
	ILS1.00	1
	ILS1.00	31
Italy – Piazza Paleocapa 1/D, 10100, Torino
Gromart S.R.L.	EUR1,815,800.00	1
Italy – Viale Sarca 235, 20126 Milan
Unilever Italia Administrative Services S.R.L.	EUR70,000.00	1
Italy – Via Paolo di Dono n. 3/A 00142 Roma
Unilever Italia Logistics S.R.L.	EUR600,000.00	1
Unilever Italia Manufacturing S.R.L.	EUR10,000,000.00	1
Unilever Italia Mkt Operations S.R.L.	EUR25,000,000.00	1
Unilever Italy Holdings S.R.L.	EUR1,000.00	1
Italy – Via Plava, 74 10135 Torino
Equilibra S.R.L. (75)	EUR1.00	1
Armores Srl (75)	EUR1.00	1
Syrio Srl (75)	EUR1.00	1
Italy – Business Center Monte Napoleone, Via Monte Napoleone 8, 20121 – Milano
UPD Italia S.r.l.	EUR10,000.00	1
Japan – 2-1-1, Kamimeguro, Meguro-ku, Tokyo 153-8578
Unilever Japan Customer Marketing K.K.	JPY100,000,001.00	1

Name of Undertaking	Nominal Value	Share Class Note
Unilever Japan Holdings G.K.	JPY10,000,000.00	1
Unilever Japan K.K.	JPY100,000,001.00	1
Unilever Japan Service K.K.	JPY50,000,000.00	1
Rafra Japan K.K.	JPY20,000,000.00	7
Japan – Marunouchi Trust Tower - Main 20F, 1-8-3 Marunouchi Chiyoda-ku Tokyo 100-0005
UPD Japan K.K.	JPY109,850.00	1
Jersey – 13 Castle Street, St Helier, Jersey, JE4 5UT
Unilever Chile Investments Limited	GBP1.00	1
Jordan – Ground Floor, Office No. 1, GH24 Building, Business Park, Development Zone, Amman
Unilever Jordan for Marketing Services	JOD1000.00	1
Kazakhstan – Abylai Khan Avenue, 53, Abylai Khan Building, 6th Floor, Almaty
Unilever Kazakhstan LLP		4
Kenya – Commercial Street, Industrial Area, PO Box 30062-00100, Nairobi
Unilever Kenya Limited°	KES20.00	1
Korea – 443 Taeheran-ro, Samsung-dong, Kangnam-gu, Seoul
Unilever Korea Co., Ltd	KRW10,000.00	1
Korea – 81, Tojeong 31-gil, Mapo-gu, Seoul
CARVERKOREA Co., Limited (97.47)	KRW500.00	7
Korea – #1-313 #1-314, 48, Achasan-ro 17-gil, Seongdong-gu, Seoul
Paula’s Choice Korea, Limited	KRW500,000,000.0 0	1
Kuwait – AlQibla - Land No.14, Abu Bakir Alssiddiq Street, Mohamed Abdulrahman AlBahar building – Floor #9 – Unit 4
AlBahar United For Wholesale and Retail Trading Company LLCX (30)	KWD0.10	1
Laos – Viengvang Tower, 4th Floor, Room no. 402A, Boulichan Road, Dongpalan Thong Village, Sisattanak District, Vientiane Capital
Unilever Services (Lao) Sole Co. Limited	LAK80,000.00	1
Latvia – Kronvalda bulvāris 3-10, Rīga, LV-1010
Unilever Baltic LLC	EUR1.00	1
Lebanon – Sin El Fil, Dolphin Building, 3rd Floor, Beirut
Unilever Levant s.a.r.l.	LBP1,000,000.00	1
Lithuania – Skuodo St. 28, Mazeikiai, LT-89100
UAB Unilever Lietuva distribucija	EUR3,620.25	1
UAB Unilever Lietuva ledu gamyba	EUR3,620.25	1
Malawi – Room 33, Gateway Mall, Area 47, Lilongwe Malawi
Unilever South East Africa (Private) Limited (in liquidation)	MWK2.00	1
Malaysia – Suite 2-1, Level 2, Vertical Corporate Tower B, Avenue 10, The Vertical, Bangsar South City, No. 8, Jalan Kerinchi, 59200 Kuala Lumpur, Wilayah Persekutuan
Paula's Choice Malaysia SEA Sdn. Bhd.	No Par Value	1
Unilever (Malaysia) Holdings Sdn. Bhd.	No Par Value	1
Unilever (Malaysia) Services Sdn. Bhd.	No Par Value	1
Mexico – Av. Tepalcapa No. 2, Col. Rancho Santo Domingo, C.P. 54900 Tultitlán, Estado de México
Unilever de Mexico S. de R.L. de C.V.		4
Unilever Holding Mexico S. de R.L. de C.V.		4
Unilever Manufacturera S. de R.L. de C.V.		4
Unilever Real Estate Mexico S. de R.L. de C.V.		4
Unilever NA Sourcing West S. de R.L. de C.V.		4
Morocco – 65, Main Street Finance District, Casablanca Finance City, Place Anfa Ouest Et Palmeraie, Immeuble Walili Street, 10ème Étage - Hay-Hassani (AR)
Unilever Maghreb S.A.	MAD100.00	1
Mozambique – Avenida 24 de Julho, Edifício 24, nº 1097, 4º andar, Maputo
Unilever Mocambique Limitada (in liquidation)	USD0.01	1
Myanmar – Plot No (40,41,47), Min Thate Hti Kyaw Swar Road, 39 Ward, Shwe Pyi Thar Industrial Zone (2), Shwe Pyi Thar Township, Yangon Region, 11411
Unilever (Myanmar) Limited	MMK11,129,679,600 .00	1
Unilever (Myanmar) Services Limited	USD2,000,000.00	1
Myanmar – Lot No. 31, Bamaw Ahtwin Wun Street, Hlaing Thar Yar Industrial Zone 3, Hlaing Thar Yar Township, Yangon, 11401
Unilever EAC Myanmar Company Limited (60)	MMK500,000,000,0 00. 00	1
Nepal – Hetauda-3, Basamadi Makawnapur

204	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

GROUP COMPANIES

Name of Undertaking	Nominal Value	Share Class Note
Unilever Nepal Limited (49.52)	NPR100.00	1
Netherlands – Weena 455, 3013 AL Rotterdam
Alberto-Culver Netherlands B.V. (in liquidation)	EUR1.00	2
	EUR1.00	3
Argentina Investments B.V.	EUR454.00	1
BFO Holdings B.V.	EUR1.00	1
Brazinvest B.V.	EUR1.00	1
Chico-invest B.V.	EUR455.00	1
Doma B.V.	NLG1,000.00	1
Handelmaatschappij Noorda B.V.	NLG1,000.00	1
Hourglass Cosmetics Europe B.V.	EUR1.00	1
Unilever Foods & Refreshments Global B.V.	EUR453.78	1
Itaho B.V.	EUR1.00	1
Lipoma B.V.	NLG1,000.00	1
Marga B.V.	EUR1.00	1
Mavibel (Maatschappij voor Internationale Beleggingen) B.V.	EUR1.00	1
Mexinvest B.V.	EUR1.00	1
Mixhold B.V.°	EUR1.00	2
	EUR1.00	3
	EUR1.00	26
N.V. Elma (in liquidation)	NLG1,000.00	1
	NLG1,000.00	27
New Asia B.V.	EUR1.00	1
Nommexar B.V.	EUR1.00	1
Ortiz Finance B.V.	NLG100.00	1
Pabulum B.V.	NLG1,000.00	1
Rizofoor B.V.	NLG1,000.00	1
Rolf von den Baumen’s Vetsmelterij B.V.	EUR454.00	1
Rolon B.V.	NLG1,000.00	1
Saponia B.V.	NLG1,000.00	1
ThaiB1 B.V.	NLG1,000.00	1
ThaiB2 B.V.	NLG1,000.00	1
Unilever Administration Centre B.V. (in liquidation)	EUR1.00	1
Unilever Alser B.V.	EUR1.00	1
Unilever Berran B.V.	EUR1.00	1
Unilever Canada Investments B.V.	EUR1.00	1
Unilever Caribbean Holdings B.V.	EUR1,800.00	1
Unilever Employment Services B.V. (in liquidation)	EUR1,000.00	1
Unilever Europe B.V.	EUR1.00	1
Unilever Europe Business Center B.V.	EUR454.00	1
	EUR454.00	14
Unilever Finance International B.V.	EUR1.00	1
Unilever Finance Netherlands B.V.[o]	EUR1.00	1
FoodServiceHub B.V.	EUR1.00	1
Unilever Global Services B.V.	EUR1.00	1
Unilever Holdings B.V.	EUR454.00	1
Unilever IP Holdings B.V.	EUR1.00	1
Unilever Indonesia Holding B.V.	EUR1.00	1
Unilever Insurances N.V.	EUR454.00	1
Unilever International Holdings B.V.°	EUR1.00	1
Unilever Netherlands Retail Operations B.V.	EUR1.00	1
Unilever Nederland Holdings B.V.	EUR454.00	1
Unilever Nederland Services B.V.	EUR460.00	1
Unilever PL Netherlands B.V.	EUR1.00	1
Unilever Turkey Holdings B.V.	EUR1.00	1
Unilever US Investments B.V.°	EUR1.00	1
Unilever Ventures Holdings B.V.	EUR453.79	1
Univest Company B.V.	EUR1.00	1
UNUS Holding B.V.	EUR0.10	2
	EUR0.10	3

Name of Undertaking	Nominal Value	Share Class Note
	Non-voting†
Verenigde Zeepfabrieken B.V.	NLG1,000.00	1
Wemado B.V.	NLG1,000.00	1
The Magnum Ice Cream Company HoldCo Netherlands B.V.	EUR1.00	1
The Magnum Ice Cream Company NewCo Netherlands B.V.	EUR1.00	1
The Magnum Ice Cream Company HoldCo 3 Netherlands B.V.	EUR1.00	1
Netherlands – Hofplein 19, 3032 AC Rotterdam
Unilever Nederland B.V.	EUR454.00	1
Netherlands – Valkweg 2, 7447JL Hellendoorn
Ben en Jerry’s Hellendoorn B.V.	EUR453.78	1
Netherlands – Markhek 5, 4824 AV Breda
De Korte Weg B.V.	EUR1.00	1
	EUR1.00	26
	Non-voting†
Netherlands – Bronland 14, 6708 WH Wageningen
Unilever Innovation Centre Wageningen B.V.	EUR460.00	1
Netherlands – Grote Koppel 7, 3813 AA Amersfoort
Paula’s Choice Europe B.V.	EUR1.00	1
Netherlands – Unilever House, 100 Victoria Embankment, London EC4Y 0DY (Registered Seat: Rotterdam)
Unilever Overseas Holdings B.V.	NLG1,000.00	1
New Zealand – Level 4, 103 Carlton Gore Rd, Newmarket, Auckland 1023
Ben & Jerry’s Franchising New Zealand Limited	No Par Value	1
Unilever New Zealand Limited	NZD2.00	1
Nicaragua – Km 11.5, Carretera Vieja a León, 800 Mts Norte, 100 Mts Este, 300 Mts Norte, Managua
Unilever de Centroamerica S.A.	NIC50.00	1
Niger – BP 10272 Niamey
Unilever Niger S.A. (in liquidation)	XOF10,000.00	1
Nigeria – 1 Billings Way, Oregun, Ikeja, Lagos
Unilever Nigeria Plc (76.41)	NGN0.50	1
West Africa Popular Foods Nigeria Limited (51)	NGN1.00	1
Norway – Martin Linges vei 25, Postbox 1, 1331 Fornebu
Unilever Norge AS	NOK100.00	1
Pakistan – Avari Plaza, Fatima Jinnah Road, Karachi, 75530
Unilever Pakistan Foods Limited (76.57)	PKR10.00	1
Unilever Pakistan Limited (99.29)	PKR50.00	1
(71.78)	PKR100.00	1
Palestine – Ersal St., Awad Center, PO Box 3801, Al-Beireh, Ramallah
Unilever Market Development Company (in liquidation)	JOD1.00	1
Palestine – Jamil Center, Al-Beireh, Ramallah
Unilever Agencies Limited (99) (in liquidation)	JOD1.00	1
Panama – PH Dream Plaza, Piso 10 y, Provincia de Panamá, Corregimiento de Parque Lefevre, Costa del Este
Unilever Regional Services Panama S.A. (in liquidation)	USD1.00	1
Panama – Santa María Business District, Torre Argos, Piso 6, Distrito de Juan Diaz, Provincia de Panamá
Unilever de Centroamerica S.A.	No Par Value	1
Paraguay – Roque Centurión Miranda No. 1635, casi Avenida San Martin, Edificio Aymac II, Asunción
Unilever de Paraguay S.A.	PYG1,000,000.00	1
Peru – Av. Paseo de la Republica, 5895 OF. 402, Miraflores, Lima 18
Unilever Andina Perú S.A.	PEN1.00	1
Philippines – Linares Road, Gateway Business Park, General Trias, Cavite
Metrolab Industries, Inc.	PHP1.00	7
	PHP10.00	22
Philippines – 7th Floor, Bonifacio Stopover Corporate Center, 31st Street corner 2nd Avenue, Bonifacio Global City, Taguig City
Unilever Global Services, Inc.	PHP10.00	7
Unilever Philippines, Inc.	PHP50.00	7

Unilever Annual Report on Form 20-F 2024	205

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

GROUP COMPANIES

Name of Undertaking	Nominal Value	Share Class Note
Philippines – 11th Avenue, Corner 39th Street, Bonifacio Triangle, Bonifacio Global City, Taguig City, Manila
Universal Philippines Body Care, Inc.	PHP100.00	7
Philippines – Manggahan Light Industrial Park, A. Rodriguez Avenue, Bo. Manggahan, Pasig City
Unilever RFM Ice Cream, Inc. (50)	PHP1.00	29
	PHP1.00	103
Philippines – Four/Neo, 12th Floor, Fourth Avenue, Bonifacio Global City, Barangay Fort Bonifacio, Taguig 1634, Metro Manila
Gronext Technologies Phils., Inc.	PHP1.00	7
Poland – Jerozolimskie 134, 02-305, Warszawa
Unilever Polska Sp. z o.o.	PLN50.00	1
Unilever Poland Services Sp. z o.o.	PLN50.00	1
Unilever Polska S.A.	PLN10.00	1
Puerto Rico – Professional Services Park 997, San Roberto St., Suite 7, San Juan
Unilever de Puerto Rico, Inc.°	USD100.00	1
Qatar – Almana & Partners WLL Building, Area No. 43, Al Mamoura, PO Box 49
Unilever Qatar LLC	QAR1,000.00	1
Romania – Ploiesti, 291 Republicii Avenue, Prahova County
Unilever Romania S.A. (99.93)	ROL0.10	1
Unilever South Central Europe S.A.	ROL260.50	1
Romania – 121 Cernăuţi Street, Suceava 720089
Betty Ice SRL	RON10.00	1
Romania – Bvd. Republicii 291, Camera 15, Corp C6
Betty Ice Distributie SRL	RON10.00	1
Romania – Bucuresti, Sector 2, Barbu Vacarescu 301-311, Cladirea AFI Lakeview, Biroul , E-8-A11
Good People SA (75) (in liquidation)	RON10.00	1
Saudi Arabia – PO Box 5694, Jeddah 21432
Binzagr Unilever LimitedX (49)	SAR1,000.00	1
Scotland – c/o Brodies LLP, Capital Square, 58 Morrison Street, Edinburgh EH3 8BP
Twenty Nine Capital Partners (SLP) Limited Partnership∞		4
Unilever Ventures (SLP) General Partner Limited	GBP1.00	1
Unilever Ventures III (SLP) Limited Partnership∞ (14.098)		4
Twenty Nine Capital Partners (SLP) V Limited Partnership∞		4
Serbia – Belgrade, Serbia, Omladinskih brigada 90b – Novi Beograd
Unilever Beograd d.o.o.		13
Singapore – 18 Nepal Park, 139407
Unilever Asia Private Limited	SGD1.00	1
Unilever Singapore Pte. Limited	No Par Value	1
UPD Singapore Pte. Ltd.	SGD1.00	1
Gronext Technologies Pte. Ltd.	No Par Value	1
Singapore – 1 Maritime Square, #09-34/35, Harbourfront Centre, 099253
Paula’s Choice Singapore, SEA Pte. Ltd.	SGD1.00	1
Slovakia – Karadzicova 10, 821 08 Bratislava
Unilever Slovensko, spol. s. r.o.	EUR1.00	1
South Africa – 15 Nollsworth Crescent, Nollsworth Park, La Lucia Ridge Office Estate, La Lucia, 4051
Unilever Market Development (Pty) Limited	ZAR1.00	1
Unilever South Africa (Pty) Limited	ZAR2.00	1
Unilever South Africa Holdings (Pty) Limited	ZAR1.00	1
	ZAR1.00	2
	ZAR1.00	3
Aconcagua 14 Investments (RF) (Pty) Limited	ZAR1.00	1
South Africa – Oakhurst Office Park, 11-13 St Andrews Road, Parktown, Johannesburg 2193
UPD South Africa (Pty) Limited (60)	No Par Value	1
Spain – C/ Tecnología 19, 08840 Viladecans
Unilever España S.A.	EUR48.00	1
Spain – C/ Felipe del Río, 14 – 48940 Leioa
Unilever Foods Industrial España, S.L.U.	EUR600.00	1

Name of Undertaking	Nominal Value	Share Class Note
Sri Lanka – 258 M Vincent Perera Mawatha, Colombo 14
Unilever Merchandising Private Limited	LKR100.00	1
Ceytea (Private) Limited	LKR10.00	1
Lever Brothers (Exports and Marketing) (Private) Limited°	LKR2.00	1
Premium Exports Ceylon (Private) Limited	LKR10.00	1
Unilever Ceylon Services (Private) Limited	LKR10.00	1
Unilever Lanka Consumer Limited	LKR10.00	1
Unilever Sri Lanka Limited°	LKR10.00	1
Sudan – Property No. 125, Block 2, Industrial Area, Kafori District, Bahri, Kafori
Unilever Sudanese Investment Company	SDG10,000.00	1
Sweden – Box 1056, Svetsarvägen 15, 171 22, Solna, Stockholm
Alberto Culver AB	SEK100.00	1
Unilever Holding AB	SEK100.00	1
Unilever Produktion AB	SEK50.00	1
Unilever Sverige AB	SEK100.00	1
The Magnum Ice Cream Company Sweden AB	SEK1.00	1
Sweden – Karlavagen 104, 115 26 Stockholm
Blueair AB	SEK100.00	2
Switzerland – Bahnhofstrasse 19, CH 8240 Thayngen
Knorr-Nährmittel Aktiengesellschaft	CHF1,000.00	1
Unilever Schweiz GmbH	CHF100,000.00	1
Switzerland – Spitalstrasse 5, 8200 Schaffhausen
Helmsman Capital AG	CHF1,000.00	1
Unilever ASCC AG	USD1,190.3345	1
Unilever Finance International AG	EUR1,077.4701	1
Unilever Business and Marketing Support AG	CHF1,000.00	1
Unilever Overseas Holdings AG	EUR1,077.4701	1
Unilever Schaffhausen Service AG	CHF1,000.00	1
Unilever Swiss Holdings AG	CHF1,000.00	1
Unilever Supply Chain Company AG	CHF1,000.00	1
Switzerland – Hinterbergstr. 30, CH-6312 Steinhausen
Oswald Nahrungsmittel GmbH	CHF800,000.00	1
Taiwan – 15F, No. 39, Sec. 2, Dunhua S. Road, Da’an District, Taipei City
Unilever Taiwan Limited (99.92)	TWD10.00	1
Taiwan – RM 1, 8 F, No. 186, Sec. 1, Zhangmei Rd, Changhua City, Changhua County 50062, Taiwan (R.O.C.)
Paula's Choice Taiwan Co., Limited	TWD27.00	1
Tanzania – Plot No. 4A, Nyerere Road, Dar Es Salaam, PO Box 40383
Unilever Tanzania Limited	TZS20.00	1
Thailand – 161 Rama 9 Road, Huay Kwang Sub-District, Huay Kwang District, Bangkok 10310
Unilever Thai Holdings Limited	THB100.00	1
Unilever Thai Trading Limited	THB100.00	1
Thailand – 989 Siam Piwat Tower, Level 12A, Area No. B1-B2, Office No. 1225, Rama 1 Road, Pathum Wan Sub-District, Pathum Wan District, Bangkok
UPD (Thailand) Limited	THB100.00	1
Thailand – 21/39 Soi Ladpraw 15, Chom Phon, Chatuchak, Bangkok, 10900
Gronext Technologies (Thailand) Limited	THB100.00	1
Trinidad & Tobago – Albion Plaza, 3rd Floor, 22-24 Victoria Avenue, Port of Spain
Unilever Caribbean Limited (50.01)	TTD1.00	1
Tunisia – Z.I. Voie Z4-2014, Mégrine Erriadh – Tunis
Unilever Tunisia S.A. (99.78)	TND6.00	1
Unilever Maghreb Export S.A. (99.76)	TND5.00	1
Tunisia – Z.I. Voie Z4, Megrine Riadh, Tunis, 2014
UTIC Distribution S.A. (99.78)	TND10.00	1
Turkey – İnkılap Mahallesi, Dr. Adnan Büyükdeniz Cad, No: 13, Ümraniye İstanbul
Unilever Gida Sanayi ve Ticaret AŞo (99.98)	TRY0.01	1
Unilever Sanayi Ve Ticaret Türk AŞo (99.98)	TRY0.01	1
Besan Besin Sanayi ve Ticaret AŞ (99.99)	TRY0.01	1
Unilever Hizli Tuketim Urunleri Satis Pazarlama ve Ticaret Anonim Sirketi (99.99)	TRY1.00	1

206	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

GROUP COMPANIES

Name of Undertaking	Nominal Value	Share Class Note
Uganda – DFCU Towers, 5th Floor, Plot 26 Kyadondo Road, Industrial Area, PO Box 3515, Kampala
Unilever Uganda Limited	UGX20.00	1
Ukraine – 03150, Velyka Vasylkyvska 139
Unilever Ukraine LLC	UAH1.00	1
United Arab Emirates – PO Box 17053, Jebel Ali, Dubai
Severn Gulf FZCOX (50)	AED100,000.00	1
Unilever Gulf FZE	AED1,000,000.00	1
United Arab Emirates – Office No. 901, owned by Easa Saleh AlGurg LLC, Deira, Riqqa AlBateeen
Unilever Binzagr Gulf General Trading LLCX (50)	AED1,000.00	1
Unilever General Trading LLC	AED1,000.00	1
United Arab Emirates – Warehouse No. 1.2, Dubai Industrial Park – Seeh Shwaib 2
Unilever Home & Personal Care Products Manufacturing LLCX (49)	AED1,000.00	1
United States – 700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
Alberto-Culver Company	No Par Value	1
Alberto-Culver International, Inc.	USD1.00	1
Alberto-Culver USA, Inc.	No Par Value	1
BC Cadence Holdings, Inc.	USD0.01	7
Ben & Jerry’s Gift Card, LLC		13
Ben & Jerry’s Franchising, Inc.	USD1.00	7
Ben & Jerry’s Homemade, Inc.	USD1.00	7
Conopco, Inc.	USD1.00	7
Kate Somerville Holdings, LLC		13
Kate Somerville Skincare LLC		13
Kensington & Sons, LLC	No Par Value	13
Living Proof, Inc.	USD0.01	7
Pantresse, Inc.	USD120.00	7
REN USA Inc.	No Par Value	7
Skin Health Experts, LLC		13
St. Ives Laboratories, Inc.	USD0.01	1
The Laundress, LLC		13
Unilever Bestfoods (Holdings) LLC		13
Unilever Capital Corporation	USD1.00	1
Unilever North America Supply Chain Company, LLC		13
Unilever United States, Inc.	USD0.3333	7
	USD73.50	22
Unilever Ventures Advisory LLC		13
US Health & Wellbeing LLC	No Par Value	13
Yasso, Inc.	USD0.01	7
Yasso Holdings, Inc.	USD0.01	7
United States – 1535 Beachey Pl Carson, CA 90746
Dermalogica, LLC		13
United States – 2121 Park Place, First Floor El Segundo, CA 90245
Murad LLC		13
United States – 125 S Clark, Suite 2000, Chicago, IL 60603
Blueair Inc.	No Par Value	1
United States – 2816 S. Kilbourne Avenue, Chicago, IL 60624
Unilever Illinois Manufacturing, LLC		13
United States – 2900 W. Truman Boulevard, Jefferson City, MO 65109
Unilever Manufacturing (US), Inc.	No Par Value	7
United States – 40 Merritt Boulevard, Trumbull, CT 06611
Unilever Trumbull Holdings, Inc.	USD1.00	7
Unilever Trumbull Research Services, Inc.	USD1.00	1
	USD1.00	34
United States – 60 Lake Street, Suite 3N, Burlington, VT 05401
Seventh Generation, Inc.	USD0.001	7
United States – 605 5th Ave S, Ste 800, Seattle, WA 98104-388
Paula’s Choice, Inc.	USD0.001	7
	USD0.001	22

Name of Undertaking	Nominal Value	Share Class Note
United States – 705 5th Avenue South, Suite 200, Seattle, WA 98104
Paula’s Choice, LLC		13
United States – c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware, 19801, New Castle County
Cocotier, Inc.	USD0.001	7
Nature Delivered Inc.	USD0.01	7
Nirvana Holdco LLC (80)		7
Nirvana Intermediate LLC (80)		7
Nutraceutical Wellness, Inc. (80)	USD0.001	7
The Uncovery, LLC		13
Aquis, LLC		13
Heat Enterprise Holdings Inc	USD0.00001	23
K18, Inc.	USD0.00001	23
Biomimetek, Inc.	USD0.00001	23
United States – 1501 Lincoln Blvd, #1064 Venice, CA 90291
Kingdom Animalia, LLC		13
United States – 11 Ranick Drive South, Amityville, NY 11701
Sundial Brands, LLC		13
Madam C.J. Walker Enterprises, LLC		13
Nyakio, LLC		13
United States – 415 Jackson Street, Floor 2, San Francisco, CA 94111
Olly Public Benefit Corporation	USD0.00001	7
United States – 32 West Loockerman Street, Dover, DE 19801
Tatcha, LLC		13
United States – 2121 Park Place, 1st Floor, El Segundo, CA 90245
The LIV Group, Inc.	USD0.01	7
United States – 4056 Del Rey Avenue, Marina Del Rey, CA 90292
SmartyPants, Inc.	No Par Value	7
United States – 1169 Gorgas Avenue, Suite A, San Francisco, CA 94129
Welly Health PBC (51)	USD0.00001	7
	USD0.00001	22
United States – 1675 South Street, Suite B, City of Dover, DE 19901
Onnit Labs, Inc.	USD0.01	7
United States – 8 The Green STE R, City of Dover, Kent County, Delaware, 19901
Brand Evangelists for Beauty Inc.∆ (68.03)	USD0.01	23
Uruguay – Complejo World Trade Center de Montevideo, Torre IV, Calle Luis Bonavita Nro. 1266, Piso 31, Oficina 3101, Montevideo, CP 11.300
Unilever Uruguay SCC S.A.	UYU1.00	1
Uruguay – Edificio World Trade Center Free Zone Torre II, Piso 11, Unidad 1133, Dr. Luis Bonavita 1294, Montevideo, C.P. 11.300
Unilever America Latina S.A.	UYU1.00	1
Venezuela – Torre BOD, Piso 15, La Castellana, Caracas, Bolivarian Republic of Venezuela
Unilever Andina Venezuela S.A.	VES0.000001	1
Vietnam – Lot A2-3, Tay Bac Cu Chi Industry Zone, Tan An Hoi Ward, Cu Chi District, Ho Chi Minh City
Unilever Vietnam International Company Limited	VND863,104,820,00 0.00	13
Vietnam – No. 156, Nguyen Luong Bang Street, Tan Phu Ward, District 7, Ho Chi Minh City
Unicorn Market Place Vietnam Company Limited (in liquidation)	VND207,819,496,31 1	13
Vietnam – 3rd Floor, The Sun Building, No. 3 Me Tri Street, Me Tri Ward, Nam Tu Liem District, Hanoi
Paula’s Choice Vietnam Company Limited	VND 6,879,000,000	13
Zambia – Stand 2375, Corner Addis Ababa Drive & Great East Road, Show Grounds, Lusaka
Unilever South East Africa Zambia Limited	ZMK2.00	34
	ZMK2.00	1
Zambia – Stand No. 3027, Nakambala Road Industrial Site, PO Box 71570, Ndola
Chesebrough-Ponds (Private) Limited		1
Zimbabwe – 2 Stirling Road, Workington, Harare
Unilever – Zimbabwe (Pvt) Limited∆	ZWD0.002	1
SUBSIDIARY UNDERTAKINGS NOT INCLUDED IN THE CONSOLIDATION

Unilever Annual Report on Form 20-F 2024	207

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

GROUP COMPANIES

Name of Undertaking	Nominal Value	Share Class Note
Brazil – Av Das Nacoes Unidas, 14261 4º Andar Ala B, Vila Gertrudes, Cep 04792-000, Sao Paulo
Unileverprev Sociedade De Previdencia Privada	No Par Value	13
Canada – 66 Wellington Street West, Suite 5300, Td Bank Tower, Toronto, Ontario, M5K1E6
Magnum ICC CA Ltd	CAD1.00	7
England and Wales – Unilever House, 100 Victoria Embankment, London EC4Y 0DY
Unilever Fragrance Limited	GBP1.00	1
England and Wales – 1 More London Place, London SE1 2AF
Unidis Twenty Six Limited (in liquidation)	GBP1.00	1
Unidis Sixty Four Limited (in liquidation)	GBP1.00	1
England and Wales – Port Sunlight, Wirral, Merseyside CH62 4ZD
The Magnum Ice Cream Company UK Trading Limited	GBP1.00	1
The Magnum Ice Cream Company Manufacturing UK Limited	GBP1.00	1
The Magnum Ice Cream Company R&D United Kingdom Limited	GBP1.00	1
The Magnum Ice Cream Company Limited	GBP1.00	1
Germany – Rotebühlplatz 21, 70178 Stuttgart
TIGI Haircare GmbH	EUR25,600.00	1
Germany – Wiesenstraße 21. 40549 Düsseldorf
Living Proof GmbH	EUR1.00	1
Ghana – Plot No. Ind/A/3A-4, Heavy Industrial Area, Tema, PO Box 721, Tema
Unilever Oleo Ghana Limited	GHC2.250	1
India – Unilever House, B. D. Sawant Marg, Chakala, Andheri (E), Mumbai 400 099
Hindustan Unilever Foundation (61.90)	INR10.00	1
Indonesia – Grha Unilever, Green Office Park Kav 3, Jalan BSD Boulevard Barat, BSD City, Tangerang, 15345
PT The Magnum Ice Cream Indonesia	IDR10,000,000.00	1
Kenya – Commercial Street, PO Box 40592-00100, Nairobi
Union East African Trust Limited	KES20.00	1
Myanmar – No. 40-41, Min Thate Hti Kyaw Swar Street, 35 Ward, Shwe Pyi Thar Industrial Zone (2), Shwe Pyi Thar Township, Yangon Region
Lever Brothers (Burma) Limited	MMK500,000.00	1
Netherlands – Weena 455, 3013 AL Rotterdam
The Magnum Ice Cream Company HoldCo 1 Netherlands B.V.	EUR1.00	1
The Magnum Ice Cream Company HoldCo 2 Netherlands B.V.	EUR1.00	1
Pakistan – Avari Plaza, Fatima Jinnah Road, Karachi, 75530
The Magnum Ice Cream Company Pakistan Limited	PKR10.00	1
Sri Lanka – 258 M Vincent Perera Mawatha, Colombo 14
Maddema Trading Company (Private) Limited (in liquidation)	LKR10.00	1
R.O. Mennell & Co. (Ceylon) (Private) Limited (in liquidation)	LKR10.00	1
Switzerland – Bahnhofstrasse 19, 8240 Thayngen
The Magnum Ice Cream Company Switzerland AG	CHF100,000.00	1
Thailand – No. 161 Rama 9 Road, Huai Khwang Sub-District, Huai Khwang District, Bangkok
The Magnum Ice Cream (Thailand) Company Limited	THB100,000.00	1
United States – 700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
Unilever AC Canada Holding, Inc.	USD10.00	1
Unilever United States Foundation, Inc.		13
United States – 1209 Orange Street, Wilmington, Delaware 19801
Magnum ICC US, LCC		13
Magnum ICC US Holdco, LLC		13
Magnum ICC US SpinCo, LLC		13
ASSOCIATED UNDERTAKINGS
Australia – Level 1, 569 Church Street, Richmond, VIC, 3121
SNDR PTY LTD∆◊ (72.98)	No Par Value	58
Australia – Floor 1, 101 Moray Street, South Melbourne, 3205
Straand Pty Ltd∆◊ (100)	No Par Value	107

Name of Undertaking	Nominal Value	Share Class Note
(12.05)	No Par Value	109
Bahrain – Shop 61, Building 866, Road 3618, Block 436 Alseef Manama
Unilever Bahrain Co. W.L.L. (49)	BHD50.00	1
Brazil – Avenida Engenheiro Luiz Carlos Berrini, 105, 16th floor, Ed. Berrini One, Cidade das Monções, São Paulo, SP, Brazil, ZIP Code: 04571-010
Gallo Brasil Distribuição e comércio Limitada (55)	BRL1.00	7
Canada – Suite 300-171 West Esplanade, North Vancouver, British Columbia Canada V7M 3K9
A&W Root Beer Beverages Canada Inc.◊ (40)	No Par Value	38
Canada – 229 Amesbury Gate, Bedford, Nova Scotia, B4B 0R8
The 7 Virtues Beauty Inc.∆◊ (64.29)	No Par Value	58
(11.79)	No Par Value	119
Canada – 1400-160 Bloor Street East, Toronto, ON M4W 3R2
Food Service Direct Logistics Canada, Inc.◊ (60)	CAD1.00	7
Cyprus – 2 Marcou Dracou Street, Engomi Industrial Estate, 2409 Nicosia
Unilever PMT Limited∆ (49)	EUR1.71	2
	EUR1.71	3
England and Wales – 100 Victoria Embankment, Blackfriars, London EC4Y 0DY
Uflexreward Holdings LimitedΔ (99.64)	GBP0.001	35
	GBP0.001	21
	GBP0.001	120
Uflexreward LimitedΔ (99.64)	GBP0.001	1
England and Wales – Unit 1.8 & 1.9, The Shepherds Building, Charecroft Way, London W14 0EE
SCA Investments Holdings Limited∆◊ (15.61)	GBP0.001	40
(25.19)	GBP0.001	41
(3.63)	GBP0.001	42
(5.31)	GBP0.001	112
England and Wales – 2nd Floor, 5 Jubilee Place, Chelsea, London SW3 3TD
Trinny London Limited∆◊ (54.88)	GBP0.01	58
(32.32)	GBP0.01	71
England and Wales – 126b Olympic Avenue, Milton, Abingdon, OX14 4SA
P2i Limited∆◊ (12.89)	GBP0.000001	1
(5.44)	GBP0.000001	44
(5.44)	GBP0.000001	46
(4.20)	GBP0.000001	52
(4.20)	GBP0.000001	50
(2.44)	GBP0.000001	102
(50)	GBP1.0000	80
England and Wales – Odeon House, 146 College Road, Harrow, HA1 1BH
Clean Beauty Co Ltd∆◊ (69.76)	GBP0.0001	97
(26.52)	GBP0.0001	58
(13.21)	GBP0.0001	87
England and Wales – 2 Leman Street, London, England, E1W 9US
Penhros Bio Limited◊ (32)	GBP1.00	1
England and Wales – 6 Snow Hill, London, EC1A 2AY
VHSquared Limited◊ (in liquidation) (39.47)	GBP0.01	1
(1.79)	GBP0.01	57
(17.86)	GBP0.01	36
France – 13 Avenue Morane Saulnier, 78140 Velizy Villacoublay
Pegase S.A.S. (25)	EUR5,000.00	1
France – 7 rue Armand Peugeot, 92500 Rueil-Malmaison
Relais D’or Centrale S.A.S. (49.99)	No Par Value	1
Germany – Beerbachstraße 19, 91183 Abenberg
Hans Henglein & Sohn GmbH◊ (50)	EUR100,000.00	1
Henglein & Co. Handels-und Beteiligungs GmbH & Co. KG◊ (50)		4
Henglein Geschäftsführungsgesellschaft mit beschränkter Haftung◊ (50)	DEM50,000.00	1
Nürnberger Kloßteig NK GmbH & Co. KG◊ (50)		4
Henglein NRW GmbH◊ (50)	DEM250,000.00	1

208	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

GROUP COMPANIES

Name of Undertaking	Nominal Value	Share Class Note
Germany – Lauchaer Straße 1, 06647 An der Poststraße OT Klosterhaeseler
Henglein GmbH & Co. KG◊ (50)	DEM50,000.00	1
Germany – Neue Burg 1, 20457 Hamburg
Dollar Shave Club GmbH (in liquidation) (35)	EUR25,000.00	1
India – 1st & 2nd Floor, Kagalwala House, Plot No. 175, CST Road, Kalina, Bandra Kurla, Santacruz East Mumbai, Mumbai 400098
Peel-Works Private Limited∆◊ (48.15)	INR30.00	63
(16.66)	INR30.00	70
(14.65)	INR30.00	32
India – 1st Floor Lodha, i-Think Techno Campus, A Wing, Chirak Nagar, Thane MH 400607
Pureplay Skin Sciences (India) Private Limited∆◊ (0.1)	INR10.00	75
(100)	INR100.00	73
(100)	INR100.00	64
(6.54)	INR100.00	65
(8.75)	INR100.00	106
India – Plot No. D 5, Road No. 20, Marol MIDC, Andheri East, Mumbai 400093
Scentials Beautycare & Wellness Ltd∆◊ (63.43)	INR10.00	73
(0.10)	INR10.00	75
India – 15 Ambika Nagar, Sector 4, Hiran Magri, Udaipur, Rajasthan 313002
Derma Goodness Private Limited∆◊ (0.2)	INR10.00	75
(97.93)	INR100.00	110
India – Z-44, Panchasayar, P-210-4-1, Panchasayar, Kolkata, WB 700094
Wellness Ville Private Limited∆◊ (0.10)	INR10.00	75
(92.11)	INR10.00	118
India – 28 B.T. Road, Cossipore Chiria, More Kolkata, WB 700002
Rabiko Lifestyle Private Limited∆◊ (0.02)	INR10.00	75
(100.00)	INR10.00	114
India – A-2004, Floor-20, Plot-141, Phoenix Tower-A, S.B. Marg, Delisle Road, Lower Parel West, Mumbai 400013
Nutritionalab Private Limited (13.31)	INR10.00	1
India – Ground Floor, Plot No. 57, Industrial Area Phase I, Chandigarh 160002
Zywie Ventures Private Limited (33.02)	INR10.00	1
India – 109, Floor 1, Plot 16, Vithaldas Chamber, Mumbai Samachar Marg Bombay Stock Exchange, Fort, Mumbai, Maharashtra- 400001
ClayCo Cosmetics Private Limited∆◊ (100)	INR10.00	114
(0.1)	INR10.00	75
India – B/902, Anmol Tower, Off S.V. Rd, Goregaon West, Mumbai, Maharashtra, 400104
Poptech Growth Private Limited∆◊ (0.01)		75
(37.50)		127
Indonesia – Jalan Srengseng Raya Nomor 55A, Rukun Tetangga 001, Rukun Warga 002, Kelurahan Srengseng, Kecamatan Kembangan, Jakarta Barat 11630
PT Anugrah Mutu Bersama◊ (40)	IDR1,000,000.00	1
Iran – Second Floor, No. 23, Corner of 33rd Street, Zagros Street, Argentina Square, Tehran
Unilever-Golestan Foods (Private Joint Stock Company)(51)	IRR1,000,000.00	1
Ireland – 70 Sir John Rogerson’s Quay, Dublin 2
Pepsi Lipton International Limited∆	EUR1.00	53
	EUR1.00	54
	EUR1.00	79
	EUR1.00	121
	EUR1.00	122
	EUR1.00	123
	EUR1.00	124
Israel – Kochav Yokneam Building, 4th Floor, PO Box 14, Yokneam Illit 20692
IB Ventures Limited∆ (99.74)	ILS1.00	14
Italy – Via Quercete, n.a. 81016, San Potito Sannitico (CE)
P2P S.r.l (50)	EUR1.00	1
Luxembourg – 5 Heienhaff, L-1736 Senningerberg
Helpling Group Holding S.à r.l.∆◊ (34.06)	EUR1.00	60
(1.37)	EUR1.00	33

Name of Undertaking	Nominal Value	Share Class Note
(6.13)	EUR1.00	125
Mauritius – c/o Apex Fund Services (Mauritius) Ltd, 4th Floor, 19 Bank Street, Cyber City, Ebene 72201
Capvent Asia Consumer Fund Limited∆ (40.41) (in liquidation)	USD0.01	78
Netherlands – 1016CG Amsterdam, Heregracht 346 A
Inde Wild B.V.∆◊ (61.77)	EUR0.01	111
Oman – PO Box 1711, Ruwi, Postal Code 112
Towell Unilever LLC (49)	OMR1.00	1
Philippines – 11th Avenue Corner, 38th Street, Bonifacio Triangle, Bonifacio Global City, Taguig City, Metro Manila
Sto Tomas Paco Land Corp∆◊ (40)	PHP1.00	7
(40)	PHP10.00	46
(40)	PHP20.00	44
Cavite Horizons Land, Inc.◊ (35.10)	PHP1.00	7
	PHP10,000.00	46
Philippines – Manggahan Light Industrial Compound, A. Rodriguez Avenue, Bo. Manggahan, Pasig City
WS Holdings Inc.∆◊	PHP1.00	29
	PHP1.00	103
Selecta Walls Land Corp∆◊	PHP10.00	29
	PHP10.00	103
Portugal – Largo Monterroio Mascarenhas, 1,1099–081 Lisboa
Fima Ola – Produtos Alimentares, S.A. (55)	EUR4,125,000.00	1
Gallo Worldwide, Limitada (55)	EUR550,000.00	5
Grop – Gelado Retail Operation Portugal, Unipessoal, Limitada (55)	EUR50,000.00	1
Transportadora Central do Infante, Limitada (54)	EUR27,000.00	5
Unilever Fima, Limitada (55)	EUR14,462,336.00	5
Victor Guedes – Industria e Comercio, S.A. (55)	EUR275,000.00	1
Fima Dressings Unipessoal, Lda (55)	EUR50,000.00	1
Saudi Arabia – PO Box 22800, Jeddah 21416
Binzagr Unilever Distribution Company Limited (49)	SAR1,000.00	1
Singapore – 3 Phillip Street, #14-05 Royal Group Building, 048693
YOU Private Limited∆◊ (33.33)		76
(33.56)		45
Singapore – 20A Tanjong Pagar Road, 088443
ESQA Corp Pte Ltd∆◊ (60)		73
(100)		76
Sweden – Sturegatan 38, Stockholm, 11436
SachaJuan Haircare AB∆◊ (69.5)	SEK1.00	9
United Arab Emirates – PO Box 49, Dubai
Al Gurg Unilever LLC (49)	AED1,000.00	1
United Arab Emirates – PO Box 49, Abu Dhabi
Thani Murshid Unilever LLC (49)	AED1,000.00	1
United States – c/o Resident Agents Inc. 8 The Green, STE R, Dover, Kent, Delaware, 19901
Discuss IO Inc.◊ (7.77)	USD0.0001	7
(16.78)	USD0.0001	111
(50.53)	USD0.0001	58
United States – 700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
Pepsi Lipton Tea Partnership (50)		4
Food Service Direct Logistics, LLC (40)		13
(17.83)	USD0.0001	55
(17.83)	USD0.0001	58
United States – c/o The Company Corporation, 251 Little Falls Drive, Wilmington, DE, New Castle 19808
Equilibria, Inc.∆◊ (20.00)	USD0.00001	98
FabFitFun Inc.∆◊ (68.18)	USD0.001	6
(7.48)	USD0.001	100
Outliers, Inc.∆◊ (58.77)	USD0.00001	62
(31.35)	USD0.00001	113
Perelel, Inc.∆◊(64.71)	USD0.00001	97
(68.42)	USD0.00001	58

Unilever Annual Report on Form 20-F 2024	209

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

GROUP COMPANIES

Name of Undertaking	Nominal Value	Share Class Note
True Botanicals, Inc.∆◊ (51.23)	USD0.0001	62
Hung Vanngo Beauty, Inc.∆◊ (24.95)	USD0.00001	59
United States – c/o Cogency Global Inc, 850 New Burton Road, in the City of Dover, County of Kent, Delaware
Volition Beauty Inc.∆◊ (66.44)	USD0.0001	58
United States – c/o The Corporation Trust Company, Trust Center, 1209 Orange Street, Wilmington, Delaware, 19801, New Castle County
Koco Life LLC∆◊ (26.19)		104
(41.15)		105
New Voices Fund LP◊ (32.90)		4
Oak Essentials Holdco, Inc.∆◊ (37.5)	USD0.0001	58
Lemme, Inc.∆◊ (24.95)	USD0.0001	62
United States – c/o A Registered Agent, Inc, 8 The Green, Ste A, Dover, Kent, DE, 19901
Clean Beauty for All, Inc.∆◊ (21.73)	USD0.0001	62
(41.99)	USD0.0001	95
(62.35)	USD0.0001	51
(67.85)	USD0.0001	96
OneSkin, Inc.∆◊ (28.57)	USD0.00001	58
(4.69)	USD0.00001	7
United States – 11150 Santa Monica Boulevard, Suite 400, Los Angeles, CA 90025
Gateway Personal Care Parent, LLC	USD1.00	6
United States – National Registered Agents Inc., 1209 Orange Street, Wilmington, New Castle, Delaware 19801
Mealogic, Inc.∆◊ (37.5)	USD0.00001	58
United States – 131 Continental Drive Suite 305, Newark, Newcastle, DE, 19713
Create Wellness, Inc.∆◊ (90)	USD0.00001	62
United States – Northwest Registered Agent Service, Inc., 8 The Green, St, Dover, Kent, DE, 19901
Eetho Brands Inc.∆◊ (24.95)	USD0.0001	58

210	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

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
CPPS, 67: Series C2, 68: Office Holders, 69: Security, 70: Series B-3 Preference, 71: Series B Preferred, 72: Series Seed B CPPS, 73: Series A CCPS, 74: Series A2 CPPS, 75: Equity, 76:
Series B CCPS, 77: Series B Preferred Convertible, 78: Class A Redeemable Non-Voting Ordinary, 79: B Ordinary, 80: N Ordinary, 81: A-1 Com, 82: A-2 Com, 83: A-3 Com, 84: Series A EIS,
85: Series A Convertible Preferred, 86: Series A2 Preferred, 87: Series B2 Preferred, 88: Series C Preferred, 89: Series A1 CPPS, 90: D1 Preferred, 91: Series E, 92: Series C-2 Pref, 93:
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
Preferred, 109: Series Seed 2 Convertible Preferred Shares, 110: Seed CCPS, 111: Series Seed Preferred Shares, 112: M-Ordinary, 113: Series A-9 Preferred, 114: Series Seed CCPS, 115:
Series A-1, 116: Pre-Series B CCCPS, 117: Series A CCCPS, 118: Series Seed A CCPS, 119: Series B Common Stock, 120: B1 Ordinary, 121: I Preferred, 122: K Preferred, 123:
M Preferred, 124: O Preferred 125: Series F, 126: B4 Ordinary, 127: Pre-Series A CCPS, 128: Series B Convertible Preferred, 129: Series B2 Convertible Preferred.
Ο  Indicates an undertaking directly held by PLC. All other undertakings are indirectly held. In the case of Hindustan Unilever Limited, 47.43% is directly held and the remainder of 14.47% is indirectly held. In the case of Unilever Kenya Limited, 11.30% is directly held and the remainder of 88.70% is indirectly held. In the case of Unilever Sri Lanka Limited, 18.32% is directly held and the remainder of 81.68% is indirectly held. In the case of Mixhold B.V., 27.71% is directly held and the remainder of 72.29% is indirectly held. In the cases of each of Unilever Gida Sanayi ve Ticaret A.Ş. and Unilever Sanayi ve Ticaret Turk A.Ş., a fractional amount is directly held and the remainder is indirectly held. In the case of Mixhold B.V., 55.37% of the ordinary-A shares are directly held, the remainder of 44.63% are indirectly held and the other share classes are indirectly held.
†  Shares the undertaking holds in itself.
Δ  Denotes an undertaking where other classes of shares are held by a third party.
Χ Binzagr Unilever Limited, Severn Gulf FZCO, Unilever Binzagr Gulf General Trading LLC, Unilever Home, Personal Care Products Manufacturing LLC and AlBahar United For Wholesale and
Retail Trading Company LLC are subsidiary undertakings pursuant to Section 1162(2)(b) Companies Act 2006. The Unilever Group is entitled to 50% of the profits made by Binzagr Unilever
Limited, Severn Gulf FZCO and Unilever Binzagr Gulf General Trading LLC. The Unilever Group is entitled to 80% of the profits made by Unilever Home and Personal Care Products
Manufacturing LLC.
◊ Accounted for as non-current investments within non-current financial assets.
∞ Exemption pursuant to Regulation 7 of the Partnership (Accounts) Regulations 2008.
In addition, we have revenues either from our own operations or otherwise in the following locations: Afghanistan, Aland Islands, Albania, Americas, American Samoa, Andorra, Angola, Anguilla,
Antigua and Barbuda, Armenia, Aruba, Azerbaijan, Bahamas, Barbados, Belize, Benin, Bermuda, Bhutan, Bonaire, Bosnia and Herzegovina, Botswana, British Indian Ocean Territory, British
Virgin Islands, Brunei Darussalam, Burkina Faso, Burundi, Cameroon, Cape Verde, Cayman Islands, Central African Republic, Chad, Christmas Island, Cocos (Keeling) Islands, Comoros,
Congo, Cook Islands, Curacao, Democratic Republic of Congo, Dominica, Equatorial Guinea, Eritrea, Eswatini (previously known as Swaziland), Falkland Islands (Malvinas), Faroe Islands,
Federated States of Micronesia, Fiji, French Guiana, French Polynesia, French Southern Territories, Gabon, Gambia, Georgia, Gibraltar, Greenland, Grenada, Guadeloupe, Guam, Guernsey,
Guinea, Guinea-Bissau, Guyana, Heard Island and McDonald Islands, Holy See (Vatican City State), Iceland, Iraq, Jamaica, Kiribati, Kosovo, Kyrgyzstan, Lebanon, Lesotho, Liberia, Libya,
Liechtenstein, Luxembourg, Macao, Macedonia, Madagascar, Maldives, Mali, Malta, Marshall Islands, Martinique, Mauritania, Mauritius, Mayotte, Moldova, Republic Of, Monaco, Mongolia,
Montenegro, Montserrat, Namibia, Nauru, New Caledonia, Niue, Norfolk Island, Northern Mariana Islands, Palau, Papua New Guinea, Pitcairn, Réunion, Saint Kitts and Nevis, Saint Lucia, Saint
Martin (French part), Saint Pierre And Miquelon, Saint Vincent and the Grenadines, Samoa, San Marino, Senegal, Seychelles, Sierra Leone, Sint Maarten (Dutch part), Slovenia, Solomon
Islands, Somalia, South Georgia and The South Sandwich Islands, South Sudan, Suriname, Svalbard and Jan Mayen, Tajikistan, Timor Leste, Togo, Tokelau, Tonga, Turkmenistan, Turks and
Caicos Islands, Tuvalu, Uzbekistan, Vanuatu, Virgin Islands, U.S., Wallis and Futuna, Western Sahara and Yemen.
The Unilever Group has established branches in Azerbaijan, Burkina Faso, Côte d'Ivoire, Cuba, Jordan, Kazakhstan, Lebanon, Northern Ireland, Republic of Moldova, Turkey and the UK.

Unilever Annual Report on Form 20-F 2024	211

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

Shareholder information Financial calendar
ANNUAL GENERAL MEETING

Date	30 April 2025
Voting and Registration date	28 April 2025
QUARTERLY DIVIDENDS

	Announcement date	Ex-dividend date for ordinary shares	Ex-dividend date for ADSs	Record date	Payment date
Quarterly dividend announced with the Q4 2024 results	13 February 2025	27 February 2025	28 February 2025	28 February 2025	28 March 2025
Quarterly dividend announced with the Q1 2025 results	24 April 2025	15 May 2025	16 May 2025	16 May 2025	13 June 2025
Quarterly dividend announced with the Q2 2025 results	31 July 2025	14 August 2025	15 August 2025	15 August 2025	12 September 2025
Quarterly dividend announced with the Q3 2025 results	23 October 2025	6 November 2025	7 November 2025	7 November 2025	5 December 2025
CONTACT DETAILS
Unilever PLC
100 Victoria Embankment
London EC4Y 0DY
United Kingdom
Institutional Investors telephone +44 (0)20 7822 6830
Any queries can also be sent to us electronically via
www.unilever.com/investors/contacts/
Private Shareholders can email us at
shareholder.services@unilever.com
SHAREHOLDER SERVICES
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
WEBSITE
Shareholders are encouraged to visit our website, which has a wealth of information about Unilever.
There is a section on our website designed specifically for investors. It includes detailed coverage of the Unilever share price, our quarterly and annual results, performance charts, financial news and investor relations speeches and presentations. It also includes details of the conference and investor/analyst presentations.
You can also view the Unilever Annual Report and Accounts 2024 (and the
Additional Information for US Listing Purposes) on our website, and those for prior years.
Find out more at www.unilever.com
www.unilever.com/investorrelations
www.unilever.com/investor-relations/annual-report-and-accounts
References to information on websites in this document are included as an aid to their location and such information is not incorporated in, and does not form part of, this document. Any website URL is included as text only and is not an active link.
PUBLICATIONS
Copies of the Unilever Annual Report and Accounts 2024 (and the Additional
Information for US Listing Purposes) and the Annual Report on Form 20-F 2024
can be accessed directly or ordered via the website.
www.unilever.com/investorrelations
UNILEVER ANNUAL REPORT AND ACCOUNTS 2024
The Unilever Annual Report and Accounts 2024 (and the Additional Information
for US Listing Purposes) forms the basis for the Annual Report on Form 20-F, which is filed with the United States Securities and Exchange Commission and is
also available free of charge from their website.
www.sec.gov
Quarterly results announcements
Unilever’s quarterly results announcements are in English with figures in euros.

212	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

Additional Information for US Listing Purposes
Additional information for US listing purposes

Form 20-F references

Item 1	Identity of Directors, Senior Management and Advisers		n/a

Item 2	Offer Statistics and Expected Timetable		n/a

Item 3	Key Information

	B.	Capitalisation and Indebtedness	n/a
	C.	Reasons for the offer and use of proceeds	n/a
	D.	Risk factors	52-59

Item 4	Information on the Company

	A.	History and development of the company	6-37, 65,142-144, 163-165, 185-188, 211, 216
	B.	Business overview	2-5, 10-33, 36-37, 51-59, 145-147, 216
	C.	Organisational structure	65, 191, 200-210
	D.	Property, plant and equipment	163-165, 216

Item 4A	Unresolved Staff Comments		n/a

Item 5	Operating and Financial Review and Prospects

	A.	Operating results	10-13, 38-47, 57-58, 176-179
	B.	Liquidity and capital resources	40-41, 58, 60, 120, 141, 163-165, 169, 172-186
	C.	Research and development, patents and licences, etc.	3, 14-33, 36-37, 148, 216
	D.	Trend information	2, 6-33, 52-59
	E.	Critical accounting estimates	n/a

Item 6	Directors, Senior Management and Employees

	A.	Directors and senior management	66-69, 214
	B.	Compensation	95-117, 149-156
	C.	Board practices	68-77, 95-97, 214
	D.	Employees	3, 50, 149, 214
	E.	Share ownership	99-117, 155-156, 214
	F.	Disclosure of a registrant's actions to recover erroneously awarded compensation	n/a

Item 7	Major Shareholders and Related Party Transactions

	A.	Major shareholders	79, 215
	B.	Related party transactions	190, 215
	C.	Interest of experts and counsel	n/a

Item 8	Financial Information

	A.	Consolidated statements and other financial information	121-191, 211, 215, 221
	B.	Significant changes	190

Item 9	The Offer and Listing

	A.	Offer and listing details	65, 79, 215, 219-220
	B.	Plan of distribution	n/a
	C.	Markets	65
	D.	Selling shareholders	n/a
	E.	Dilution	n/a
	F.	Expenses of the issue	n/a

Unilever Annual Report on Form 20-F 2024	213

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ADDITIONAL INFORMATION FOR US LISTING PURPOSES

Item 10	Additional Information

	A.	Share capital	n/a
	B.	Articles of association	70-80, 107, 220
	C.	Material contracts	216
	D.	Exchange controls	216
	E.	Taxation	217-219
	F.	Dividends and paying agents	n/a
	G.	Statement by experts	n/a
	H.	Documents on display	211, 216
	I.	Subsidiary information	n/a
	J.	Annual security report to security holders	n/a
Item 11	Quantitative and Qualitative Disclosures about Market Risk		167-184, 6

Item 12	Description of Securities Other than Equity Securities
	A.	Description of debt securities	n/a
	B.	Description of warrants and rights	n/a
	C.	Description of other securities	n/a
	D.	American Depositary Shares	219-220

Item 13	Defaults, Dividend Arrearages and Delinquencies

	A.	Defaults	220
	B.	Dividend arrearages and delinquencies	220

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds		n/a

Item 15	Controls and Procedures

	A.	Disclosure Controls and Procedures	80
	B	Annual Report on Internal Control	221
	C	Attestation Report	221
	D	Changes in Internal Control over Financial Reporting	n/a
Item 16	Reserved

Item 16A.	Audit Committee Financial Expert		87
Item 16B.	Code of Ethics		79-80, 92-93
Item 16C.	Principal Accountant Fees and Services		87-90, 221
Item 16D.	Exemptions from The Listing Standards for Audit Committees		n/a
Item 16E.	Purchases of Equity Securities by The Issuer and Affiliated Purchasers		79, 190, 220
Item 16F.	Change in Registrant’s Certifying Accountant		n/a
Item 16G.	Corporate Governance		80
Item 16H.	Mine Safety Disclosures		n/a
Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections		n/a
Item 16J.	Insider Trading Policies (Share Dealing Standard)		216
Item 16K.	Cybersecurity		217

Item 17	Financial Statements		120-210

Item 18	Financial Statements		120-210

Item 19	Exhibits Please refer to the Exhibit list located immediately following the signature page for this document as filed with the SEC.

214	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ADDITIONAL INFORMATION FOR US LISTING PURPOSES
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Employees
The average number of employees for the last three years is provided in note 4A on page 149. The average number of employees during 2024 included 129 seasonal workers. We believe our relationship with our employees and any labour unions of which they may be part is satisfactory in all material respects.
Global employee share plans (SHARES)
Unilever’s global employee plan ‘SHARES’ gives eligible Unilever employees below management level the opportunity to invest between €10 and €200 per month from their net salary in Unilever shares. For every three shares our employees buy (Investment Shares), Unilever will give them one free Matching Share, which will vest if employees hold their Investment Shares for at least three years. The Matching Shares are not subject to any performance conditions. Executive Directors are not eligible to participate in SHARES. As of 21 February 2025 (the latest practicable date for inclusion in this report), awards for 318,988 PLC shares were outstanding under SHARES.
North American share plans
Unilever also maintains share plans for its North American employees that are governed by an umbrella plan referred to as the Unilever North America Omnibus
Equity Compensation Plan, which was amended and restated as of 29 November 2022 to authorise the issue of newly issued Unilever Ordinary Shares under the
Plan. These plans are the North American equivalents of the Unilever Share Plan 2017 and SHARES plans, as amended from time to time. The rules governing these share plans are materially the same as the rules governing the Unilever Share Plan 2017 and SHARES plans, respectively. However, the plans contain non-
competition and non-solicitation covenants and they are subject to US and Canadian employment and tax laws. The plans are administered by the North America
Compensation Committee of Unilever United States, Inc. and they are governed by New York law.
The foregoing description of the Unilever North America Omnibus Equity Compensation Plan does not purport to be complete and is qualified in its entirety by reference to the Unilever North America Omnibus Equity Compensation Plan, including all amendments thereto, filed as Exhibit 99.1 to the Form S-8 (File
No. 333-185299) filed with the SEC on 12 December 2022.
Compensation Committee
The Committee is concerned with the remuneration of the Executive and Non-Executive Directors and the tier of management directly below the Board. The
Committee also has responsibility for the cash and executive and all-employee share-based incentive plans, the Remuneration Policy and performance evaluation of the Unilever Leadership Executive, and the periodic review of the remuneration and related policies of the wider workforce to assess alignment to PLC’s purpose, value and strategy.
DIRECTORS AND SENIOR MANAGEMENT
Family relationship
There are no family relationships between any of our Executive Directors, members of the ULE or Non-Executive Directors.
Other arrangements
None of our Non-Executive Directors, Executive Directors or other key management personnel are elected or appointed under any arrangement or understanding with any major shareholder, customer, supplier or others. As mentioned on page 112, Nelson Peltz, a Non-Executive Director, is the Chief Executive and founding partner of Trian Fund Management, LP, which held interests in approximately 1.3% of Unilever’s issued share capital as at 21 February 2025.

Unilever Annual Report on Form 20-F 2024	215

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ADDITIONAL INFORMATION FOR US LISTING PURPOSES

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major shareholders
The voting rights of the significant shareholders of the Company are the same as for other holders of the class of share held by such significant shareholders.
The principal trading market upon which the Company’s ordinary shares are listed is the London Stock Exchange. The Company’s ordinary shares are also listed and traded on Euronext Amsterdam.
In the United States, Unilever PLC American Depositary Receipts are traded on the New York Stock Exchange. Deutsche Bank Trust Company Americas (Deutsche
Bank) acts for PLC as depositary.
At 21 February 2025 (the latest practicable date for inclusion in this report), there were 1,773 registered holders of Unilever PLC American Depositary Receipts in the
United States. We estimate that approximately 40% of the Company’s ordinary shares (including shares underlying Unilever PLC American Depositary Receipts)
were held in the United States in 2024.
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
Related party transactions
Transactions with related parties are conducted in accordance with agreed transfer pricing policies and include sales to joint ventures and associates. Other than those disclosed in note 23 to the consolidated financial statements (and incorporated herein as above), there were no related party transactions that were material to the Group or to the related parties concerned that are required to be reported in 2024 up to 21 February 2025 (the latest practicable date for inclusion in this report).
Dividend record
The following tables show the dividends declared and dividends paid by PLC for the last five years, expressed in terms of the revised share denominations which became effective from 22 May 2006.

	2024	2023	2022	2021	2020
Dividends declared for the year
PLC dividends
Dividend per 3 1/9 p	£1.48	£1.48	£1.48	£1.46	£1.48
Dividend per 3 1/9 p (US Registry)	$1.88	$1.86	$1.77	$2.00	$1.91
Dividends paid during the year
PLC dividends
Dividend per 3 1/9 p	£1.47	£1.50	£1.45	£1.48	£1.45
Dividend per 3 1/9 p (US Registry)	$1.86	$1.86	$1.80	$2.03	$1.85

216	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

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
Unilever Annual Report on Form 20-F 2024
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
2023 compared to 2022 Financial Performance
We have not included a discussion of year-over-year comparisons between 2023 and 2022 in this Annual Report on Form 20-F. This discussion can be found in
’Group Financial Review’, ’Business Group Review’, ’Planet & Society’, ’Financial
Performance’ and ’Financial Statements’ in our Annual Report on Form 20-F for
the year ended 31 December 2023 filed with the SEC on 13 March 2024.
OTHER INFORMATION ON THE COMPANY
Innovation, research and development
We have over 20,000 patents protecting the discoveries and breakthroughs that our global team of 5,000 world-leading experts produce. We have invested around €900 million in R&D in each of the last three years.
We strive to create superior products and consumer-relevant scalable innovations, and help ensure efficiency and resilience in supply. Science and technology and consumers sit at the heart of our approach to innovation. We are building digital and automated technology into our innovation centres. For example, our UK Materials Innovation Factory has one of the highest concentrations of automated equipment for materials chemistry anywhere in the world. It delivers robust and reproducible data many times faster than traditional methods. We run virtual tests and scenarios to optimise products before the lab and scale-up stage, bringing efficiency and cutting time to market. Our new Agile
Innovation hubs, including in Shanghai, China, use real-time consumer data to develop new insights, then rapidly develop prototypes to test via digital commerce in a matter of days. This provides rapid, efficient, on-trend innovation.
We are investing in real science behind our focus areas. For example, in our world-leading research and partnerships on the microbiome, where we have more than 100 patents. This is unlocking significant benefits and leading to new scientific insights and product innovations, such as biome-friendly skin care products and superior, probiotic cleaning products for the home.
R&D also underpins our sustainability goals, helping to power our move away from petrochemicals, stop plastic pollution and ensure we source ingredients in a sustainable way. Science, technology and innovation are required behind these goals, from renewable materials to new bio-based ingredients to next-generation packaging materials.
Every Unilever product is based on an innovation crafted by our experts in collaboration with our network of partners. We translate our scientific discoveries into everyday products that improve people’s health, confidence and wellbeing, while taking care to reduce our impact on the planet. We are constantly evolving alongside our consumers’ ever-changing lives and tastes, and to remain at the cutting edge of science and technology.
Raw materials
Our products use a wide variety of raw and packaging materials, which we source locally and internationally and which may be subject to price volatility, either directly or as a result of movements in foreign exchange rates.
Commodity prices decreased towards the end of 2023 and into the first half of
2024, leading to negative net material inflation of €(0.4) billion in 2024. A slight increase in the second half of the year remained well below previous peaks. The impact of net material inflation is being offset through increased productivity measures.
Seasonality
Certain of our businesses, such as ice cream, are subject to significant seasonal fluctuations in sales. However, Unilever operates globally in many different markets and product categories, and no individual element of seasonality is likely to be material to the results of the Group as a whole.
Insider Dealing Policies (Share Dealing Standard)
Unilever has adopted insider trading policies and procedures applicable to directors, senior management and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and any listing standards.
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
Iran-related required disclosure
Unilever operates in Iran through a non-US subsidiary. In 2024, sales in Iran were significantly less than 0.5 per cent of Unilever’s worldwide turnover. During the year, this non-US subsidiary had approximately €2,842,776 in gross revenues and less than €1,168,954 in net profits attributable to the sale of personal care and home care products to the Shahrvand Group, an entity affiliated with the Government of Iran. Income, payroll and other taxes, duties and fees (including for utilities) were payable to the Government of Iran and affiliated entities and significantly less than 0.5 per cent of our total raw material purchases were indirectly related to the Government of Iran in connection with our operations. These two suppliers were Jovein Agriculture Industry J.S.C. and
Amlah Madani Iran, which supplied raw materials used in personal care and home care products, including soap, shampoo and laundry products. Our non-
US subsidiary maintains bank accounts in Iran with various banks to facilitate our business in the country and make any required payments to the Government of
Iran and affiliated entities. While we currently continue our activities in Iran, we are continuously evaluating such activities in light of the evolving regulatory environment.
Property, plant and equipment
The Group has interests in properties in most of the countries where there are
Unilever operations. None of these interests are individually material in the context of the Group as a whole. The properties are used predominantly to house production and distribution activities and as offices. There is a mixture of leased and owned property throughout the Group. We are not aware of any environmental issues affecting the properties that would have a material impact upon the Group, and there are no material encumbrances on our properties.
Any difference between the market value of properties held by the Group and the amount at which they are included in the balance sheet is not

Unilever Annual Report on Form 20-F 2024	217

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ADDITIONAL INFORMATION FOR US LISTING PURPOSES

significant. We believe our existing facilities are satisfactory for our current business, and we currently have no plans to construct new facilities or expand or improve our current facilities in a manner that is material to the Group.
CYBER SECURITY RISK MANAGEMENT AND STRATEGY
Risk management and strategy
Unilever recognises the importance of cyber security and takes a risk-based approach to the defence and resiliency of critical assets, business operations, technology and data:
■Unilever has an established Cyber Security Risk Management Framework aligned to industry-standard methodologies and control frameworks. We promote a company-wide culture of cyber security awareness and vigilance, and provide regular reporting on the cyber security risk posture of the organisation to operational and business leaders, leadership executives and key non-executives, in order to influence and promote continuous improvement of our risk posture. Unilever’s Cyber Security Risk Management processes are integrated into its broader enterprise-level risk management framework and its associated reporting and monitoring, with cyber security risk forming a central part of the principal risk ’Systems and Information’ on page 56;
■Unilever has an established framework of Cyber Security Policies and Standards, which are in alignment to cyber security industry frameworks.
These apply to employees, third parties, contractors, data and technology across Unilever. Unilever Cyber Security Policies and Standards are subject to periodic review and modifications based on any changes in risk;
■A Cyber Security Assurance team, dedicated to risk assurance, and the
Internal Audit team, conducting independent enterprise-wide risk reassurance, assess and report on the risk posture of our key systems, services, data and operations. The scope and frequency of the evaluations are risk-based, with output used to influence and promote continuous improvement of Unilever’s resilience posture, as well as provide insights to the governance of cyber risk by the Audit Committee. The Cyber Security Assurance team is composed of internal and external expertise (e.g. third-party assessors and consultants), including penetration testing services and a bug bounty programme;
■Unilever requires prioritised third parties and contractors to complete initial and periodic security assessments, with a dedicated team that monitors and assesses risks associated with such service providers and contractors;
■Unilever’s Cyber Security function drives continuous improvement initiatives, leveraging people, processes and technology to address emerging risks. We also conduct resilience planning and recovery testing, aiming to bolster preparedness for cyber security incidents; and
■While Unilever’s cyber risk management activities are aimed at reducing the likelihood of a material cyber security incident happening, they cannot guarantee a material event will not occur. Should a material event occur,
Unilever has a set of established and rehearsed incident response procedures. These set out a structured, phased, tiered response for the full incident lifecycle, including coordination with other corporate functions and relevant senior leaders (see below). Our procedures are designed to detect and respond in a timely manner to abnormal cyber activity in order to minimise business impact – for example, by supporting rapid recovery of services and/
or operations, enabling legal and regulatory obligations, or reducing reputational impact.
Our internal Cyber Security function is a global team of experienced professionals, with a multi-channelled talent pipeline, who carry various and multiple industry credentials, led by our Chief Information Security Officer (CISO).
Our internal team is complemented by the expertise and specialised knowledge of a range of external partners and providers. These external providers add support across select capabilities, all in alignment with cyber security industry good practice frameworks.
Material cyber security risks, threats and incidents
Unilever has experienced and continues to experience cyber-attacks regularly.
However, during the year ended 31 December 2024, no known cyber security incidents have materially affected or are reasonably likely to materially affect
Unilever.
Governance
Board Oversight
The Board of Directors oversees cyber security risk as part of its overall risk management framework, with specific oversight provided by the Audit
Committee.
Management, primarily the Chief Enterprise Technology Officer (CETO)
and the CISO, provide cyber security briefings to the Audit Committee on a regular (typically quarterly) basis, covering a range of topics including:
■status of ongoing cyber security controls and risk posture, and continuous improvement initiatives;
■operational metrics, and reports and learnings, as applicable, from any cyber security events;
■cyber security risk management frameworks, and regulatory trends and requirements; and
■ongoing awareness of external threat landscape and trends.
The Audit Committee’s role in cyber security risk oversight is further supported by our Internal Audit function, which provides independent re-assurance of the effectiveness of Management’s cyber security risk handling including internal controls systems.
Management role in cyber security risk management
Ownership of cyber security risk at Unilever sits with the Chief Financial Officer
(CFO) (until the end of 2024, this was jointly with the Chief Business Operations
Officer), who is a member of Unilever’s executive leadership team. They receive regular, routine cyber security briefings as well as ad hoc updates as needed.
The broader executive leadership team members are informed of the cyber security risk posture of Unilever and participate in periodic education and awareness sessions.
The CETO and CISO report into the CFO, and are responsible for managing and assessing Unilever’s cyber security risk. The CISO has over 20 years of executive-level experience in information technology and cyber security, through leadership roles in various companies. Her background includes: strategy- and architecture-focused roles; technical experience; and expertise in material cyber incident response. The CETO has 25 years of experience of leading global business service and IT organisations across multiple major multinationals, with oversight of cyber security in multiple roles.
Outputs from the cyber security risk management process, threat detection capability, vulnerability lifecycle management, and assurance and re-assurance activities drive enterprise-wide visibility and reporting of company performance on cyber security risk posture, influencing and prioritising continuous risk mitigation activities across the enterprise.
To make transparent and track the continuous risk mitigation activities across the enterprise, a council of senior individuals and executives meets regularly and forms the membership of the Information Protection Council (IPC). This Council
(jointly chaired by the CISO and Chief Privacy Officer) has expertise in cyber security, information technology, enterprise risk, privacy, legal, physical security and internal audit. The IPC actively reviews enterprise-wide cyber security risk management prioritisation, progress and initiatives, providing key operational unlocks and risk prioritisation decisions. These senior individuals have significant experience and expertise across multiple industries, with special expertise in developing and executing cyber security strategy, driving digital transformation, managing information technology, overseeing and embedding data protection and data privacy good practices, the embedding and oversight of financial controls, and operating within complex regulatory and compliance environments.
The members of the IPC then drive, as appropriate to their role and responsibilities, first and second line of defence risk reduction activities, providing a whole-of-Unilever approach to the governance of cyber security risk, the embedding of cyber security controls, assurance of those controls and risk posture, and independent re-assurance of our cyber security risk posture.
TAXATION
The comments below in relation to United Kingdom and United States taxation are based on current United Kingdom and United States federal income tax law as applied in England and Wales and the United States respectively, and HM
Revenue & Customs (’HMRC’) and Internal Revenue Service (’IRS’) practice
(which may not be binding on HMRC or the IRS) respectively, in each case as at the latest practicable date before the date of this document save that in relation to the United Kingdom it is assumed that the Finance Bill, as ordered to be printed by the United Kingdom government on 7 November 2024, will be enacted without amendments.
This discussion does not address any United States or United Kingdom tax consequences to shareholders and ADS holders of the separation of the Ice
Cream business, which may depend on certain details of the separation and such tax consequences are not yet known at this time.
Taxation for US persons holding shares or American
Depositary Shares in PLC
The following notes are provided for guidance, but they do not consider the specific circumstances of any particular shareholder or ADS holder, nor do they address all the consequences that may be relevant to

218	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ADDITIONAL INFORMATION FOR US LISTING PURPOSES
shareholders or ADS holders subject to special rules. US persons should consult their local tax advisers, particularly in connection with potential liability to pay US taxes on disposal, lifetime gift or bequest of their shares or American Depositary
Shares (’ADSs’). A US person is a US individual citizen or resident, a corporation organised under the laws of the United States, any state or the District of
Columbia, or any other legal person subject to US Federal Income Tax on its worldwide income.
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
For US Federal Income Tax purposes, the amount of any dividend paid in a non-
US currency will be included in income in a US dollar amount calculated by reference to the exchange rate in effect on the date the dividends are received by you or the depositary (in the case of ADSs), regardless of whether they are converted into US dollars at that time. If the non-US currency is converted into
US dollars on the day they are received, you generally will not be required to recognise foreign currency gain or loss in respect of this dividend income.
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
United States taxation on capital gains
If you are a US person, generally you will recognise capital gain or loss for US Federal Income Tax purposes equal to the difference, if any, between the amount realised on the sale and your adjusted tax basis in the shares or ADSs, in each case as determined in US dollars.
You should consult your own tax advisers about how to determine the US dollar value of any foreign currency received as proceeds on the sale of shares or
ADSs and the treatment of any foreign currency gain or loss upon conversion of the foreign currency into US dollars. The capital gain or loss recognised on the sale will be long-term capital gain or loss if your holding period in the shares or
ADSs exceeds one year. Non-corporate US persons are subject to tax on long-
term capital gain at reduced rates. The deductibility of capital losses is subject to limitations. The rules governing foreign tax credit are complex and US persons should consult their own tax advisers regarding the US Federal Income Tax consequences in case non-US taxes (if any) are imposed on disposition gains.
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
However, the rules governing the creditability of United Kingdom inheritance tax and United States estate taxes are complex, and shareholders and ADS holders should consult their own advisers regarding the application of these rules in their particular circumstances.
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
If the ADSs or the shares dealt with through Euroclear Nederland or both are not situated in the United Kingdom, a gift of such ADSs or such shares by, or the death of, an individual holder of such assets who is:
■Prior to 6 April 2025, neither domiciled nor deemed to be domiciled (under certain rules relating to long residence or previous domicile) in the United
Kingdom; or
■From 6 April 2025, a ’Long-Term UK Resident’ (an ’LTR’) for UK inheritance tax purposes (see below) will not generally give rise to a liability to United
Kingdom inheritance tax regardless of whether the estate and gift tax convention between the United States and the United Kingdom applies. Under the rules applicable from 6 April 2025, generally, any individual who is resident in the UK for at least 10 of the previous 20 years will be an LTR for UK inheritance tax purposes.
■Special rules may also apply to such ADSs or such shares dealt with through
Euroclear Nederland that are held on trust.

Unilever Annual Report on Form 20-F 2024	219

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ADDITIONAL INFORMATION FOR US LISTING PURPOSES

UK stamp duty and stamp duty reserve tax
The statements in this section are intended as a general guide to the current
United Kingdom stamp duty and stamp duty reserve tax (’SDRT’) position.
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
ISSUE OF SHARES
No stamp duty or SDRT will arise on the issue of shares by PLC.
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
SHARES HELD THROUGH CLEARANCE SERVICES
INCLUDING EUROCLEAR NEDERLAND
Special rules apply where shares are issued or transferred to, or to a nominee or agent for, a person providing a clearance service. In such circumstances, SDRT or stamp duty may be charged at a rate of 1.5 per cent (the ’1.5% Charge’), with subsequent transfers within the clearance service then being free from SDRT and stamp duty (except in relation to clearance service providers that have made an election under section 97A(1) of the Finance Act 1986 which has been approved by HMRC, to which the special rules apply).
However, the 1.5% Charge does not arise in respect of (i) transfers of shares into clearance services where such transfers are in the course of a capital-raising arrangement (being arrangements pursuant to which securities are issued by a company for the purpose of raising new capital), or instruments which effect such transfers; and (ii) transfers of shares in to clearance services where such transfers are in the course of arrangements for the first listing of the shares of a company on a recognised stock exchange and where such arrangements do not affect the beneficial ownership of the shares, or instruments which effect such transfers. Accordingly, specific professional advice should be sought in relation to the application of the 1.5% Charge.
There is an exception from the 1.5% Charge on the transfer to, or to a nominee or agent for, a clearance service where the clearance service has made and maintained an election under section 97A(1) of the Finance Act 1986, which has been approved by HMRC. In these circumstances, SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer will arise on any transfer of shares in PLC into such an account and on subsequent agreements to transfer such shares within such account.
Any liability for stamp duty or SDRT in respect of a transfer into a clearance service, or in respect of a transfer within such a service, which does arise will strictly be accountable by the clearance service system operator or their nominee, as the case may be, but may, in practice, be payable by the participants in the clearance service system.
SHARES HELD IN ADS FORM
There should be no stamp duty or SDRT on an issuance of shares into a depositary receipt system. A transfer of shares into a depositary receipt system may be subject to SDRT, or stamp duty may be charged at a rate of 1.5 per cent, with subsequent transfers of depositary receipts then being free from SDRT.
However, this 1.5% Charge does not arise in respect of (i) transfers of shares into depositary receipt systems where such transfers are in the course of a capital-raising arrangement (being arrangements pursuant to which securities are issued by a company for the purpose of raising new capital), or instruments which effect such transfers; and (ii) transfers of shares into depositary receipt systems
where such transfers are in the course of arrangements for the first listing of the shares of a company on a recognised stock exchange and where such arrangements do not affect the beneficial ownership of the shares, or instruments which effect such transfers. Accordingly, specific professional advice should be sought in relation to the application of this 1.5% Charge.
Any liability for stamp duty or SDRT in respect of a transfer of shares into a depositary receipt system that does arise will strictly be accountable by the depositary receipt system operator or its nominee but may, in practice, be payable by the relevant holder of the depositary receipts.
An issue of ADSs by Deutsche Bank Trust Company Americas as depositary in respect of the ADSs will not be subject to stamp duty or SDRT. An agreement for the transfer of ADSs should not be subject to SDRT but a charge to stamp duty will technically arise on the transfer of ADSs if it is executed in the UK or relates to any property situated, or to any matter or thing done or to be done, in the UK.
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
Disclosure requirements for certain US holders
US individuals and certain US entities that hold certain specified non-US financial assets, including stock in a non-US corporation, with values in excess of certain thresholds are required to file Form 8938 with their US Federal Income Tax return. Such Form requires disclosure of information concerning such non-US assets, including the value of the assets. Failure to file the Form when required may subject you to penalties. An exemption from reporting applies to non-US assets held through a US financial institution generally including a non-US branch or subsidiary of a US institution and a US branch of a non-US institution.
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

220	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ADDITIONAL INFORMATION FOR US LISTING PURPOSES
Note that the fees and charges an investor may be required to pay may vary over time and may be changed by us and by the depositary bank. Notice of any changes will be given to investors.
Depositary payments – fiscal year 2024
Deutsche Bank has been the depositary bank for its American Depositary
Receipt Programme since 1 July 2014. Under the terms of the Deposit
Agreement, PLC is entitled to certain reimbursements, including processing of cash distributions, reimbursement of listing fees (NYSE), reimbursement of settlement infrastructure fees (including DTC feeds), reimbursement of proxy process expenses (printing, postage and distribution), dividend fees and program-related expenses (that include expenses incurred from the requirements of the US Sarbanes-Oxley Act of 2002). In relation to 2024, PLC received
$5,084,322 from Deutsche Bank.
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
Modification of rights
Modifications to PLC‘s Articles of Association must be approved by a general meeting of shareholders.
Modifications that prejudicially affect the rights and privileges of a class of PLC shareholders require the written consent of three-quarters of the affected holders
(excluding treasury shares) or a special resolution passed at a general meeting of the class at which at least two persons holding or representing at least one-
third of the paid-up capital (excluding treasury shares) must be present. Every shareholder is entitled to one vote per share held on a poll and may demand a poll vote. At any adjourned general meeting, present affected class holders may establish a quorum.
Required majorities
Resolutions are usually adopted at the Company‘s General Meetings by an absolute majority of votes cast, unless there are other requirements under the applicable laws or the Company‘s Articles. For example, there are special requirements for resolutions relating to the alteration of the Articles of Association and the liquidation of the Company. A proposal to alter the Articles of the
Company can be made either by the Company‘s Board or by requisition of shareholders in accordance with the UK Companies Act 2006. Unless expressly specified to the contrary in the Company‘s Articles, the Company‘s Articles may
be amended by a special resolution. The Company‘s Articles can be found on our website.
PURCHASES OF EQUITY SECURITIES
Share purchases during 2024
Please also refer to the ‘Shares’ section on page 79.
In 2024, 27,368,909 PLC ordinary shares or ADSs were purchased by or on behalf of PLC or any ‘affiliated purchaser‘, as defined in
Section 10b-18(a)(3) of the US Securities Exchange Act of 1934, during the period covered by this Annual Report on Form 20-F.
The following table shows details of such purchases of shares made by the
Company during 2024:

2024	Total Number of Shares purchased	Average Price Paid Per Share (EUR)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Euro Value) of Shares that May Yet be Purchased Under the Plans or Programs
January	–	–	–	–
February	–	–	–	–
March	–	–	–	–
April	–	–	–	–
17 May - 31 May	3,476,252	50.16	3,476,252	–
3 June - 28 June	3,838,784	51.84	3,838,784	–
1 July - 31 July	3,950,852	51.81	3,950,852	–
1 August - 30 August	2,171,813	56.16	2,171,813	–
13 September - 30 September	4,487,000	58.35	4,487,000	–
1 October - 31 October	7,559,263	57.05	7,559,263	–
1 November - 5 November	1,884,945	56.62	1,884,945	–
December	–	–	–	–
Total	27,368,909	54.8	27,368,909	–
The Company announced its share buyback programme of up to €1.5 billion on 8 February 2024, and completed the programme on 5 November 2024.
Under the First Tranche, which was announced on 17 May 2024, a total of 13,437,701 ordinary Unilever PLC shares were purchased with an aggregate market value equivalent of €700,101,906.
Under the Second Tranche, which was announced on 13 September 2024, a total of 13,931,208 ordinary Unilever PLC shares were purchased with an aggregate market value equivalent of €799,897,969.
On 13 February 2025, the Company announced a further share buyback of up to €1.5 billion. As at 21 February 2025 (the latest practicable date for inclusion in this report), 4,101,196 ordinary Unilever PLC shares had been bought back under this new share buyback programme.

Unilever Annual Report on Form 20-F 2024	221

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ADDITIONAL INFORMATION FOR US LISTING PURPOSES

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
■Management has assessed the effectiveness of internal control over financial reporting as of 31 December 2024 and has concluded that such internal control over financial reporting is effective. Management’s assessment and conclusion excludes K18, Inc as this entity was acquired on
1 February 2024. This entity is included in our 2024 consolidated financial statements, and constituted 0.17% of our total assets as at 31 December 2024 and
0.19% of total turnover for the year ended 31 December 2024; and
■KPMG LLP, who have audited the consolidated financial statements of the Group for the year ended 31 December 2024, have also audited the effectiveness of internal control over financial reporting as at 31 December 2024 and have issued an attestation report on internal control over financial reporting.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our independent registered public accounting firm is KPMG LLP, London, United Kingdom, Auditor Firm ID: 1118

	€ million 2024	€ million 2023	€ million 2022
Audit fees(a)	32	23	23
Audit-related fees(b)(c)	16	1	1
Tax fees(d)	–	–	–
All other fees(d)	–	–	–
(a)Amount payable to KPMG in respect of services supplied to associated pension schemes was less than €1 million individually and in aggregate (2023: less than €1 million individually and in aggregate; 2022: less than €1 million individually and in aggregate).
(b)Includes other audit services, which comprise audit and similar work that regulations or agreements with third parties require the auditors to undertake.
(c)2024 includes fees payable for reporting accountant services on the historical financial information of the Ice Cream business and CSRD assurance reporting services.
(d)Amounts paid in relation to each type of service are individually less than €1 million. In aggregate, the fees paid were less than €1 million (2023: less than €1 million, 2022: less than €1 million).
GUARANTOR STATEMENTS
On 26 July 2023, Unilever Finance Netherlands B.V. and Unilever Capital Corporation (UCC) filed a US Shelf registration, which was unconditionally and fully guaranteed by Unilever PLC (PLC) and Unilever United States, Inc. (UNUS).
In relation to the US Shelf registration, US$10.95 billion of Notes were outstanding at 31 December 2024 (2023: US$11.2 billion; 2022: US$10.75 billion) with coupons ranging from 1.375% to 5.900%. These Notes are repayable between 22 March 2025 and 12 August 2051.
All debt securities issued by UCC are senior, unsecured and unsubordinated and are fully and unconditionally guaranteed, on a joint and several basis, by PLC and
UNUS.
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
provide that the Trustee shall be paid any and all amounts due to it under the guarantee upon which the debt securities are endorsed.

222	Unilever Annual Report on Form 20-F 2024

Unilever Annual Report on Form 20-F 2024	223

Sustainability Statement

224	General Information
230	Environmental Disclosures
267	Social Disclosures
287	Governance Disclosures

224	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

General Information

GENERAL BASIS FOR PREPARATION
Overview
We have prepared a sustainability statement for Unilever PLC and its subsidiary undertakings (Unilever) in accordance with the European Sustainability
Reporting Standards (the ESRS) as issued by Delegated Regulation (EU)
2023/2772 on 31 July 2023.
The sustainability statement presents information about Unilever’s material impacts, risks and opportunities in relation to environmental, social and governance matters. The statement comprises four sections:
■General Information – summarises our basis of preparation for the sustainability statement, including the governance of our sustainability strategy and our assessment of our material impacts, risks and opportunities
(IROs).
■Environmental Disclosures – provides a consolidated view of our processes to identify our material IROs and overarching policies that govern our responses to these matters across our own operations and value chain. This also includes our actions, metrics and targets related to Climate, Pollution,
Water, Biodiversity and Ecosystems, and Resource Use and Circular
Economy. Climate disclosures consolidate our Task Force on Climate
Disclosures (TCFD) and Climate Transition Action Plan (CTAP) progress report.
■Social Disclosures – provides a consolidated view of our processes to identify our material IROs and our holistic approach to human rights across our operations and value chain. This also includes our actions, metrics and targets related to Own Workforce, Workers in the Value Chain, Affected
Communities and Consumers and End-Users.
■Governance Disclosures – provides an overview of Unilever’s business conduct and Speak Up processes across our own operations and value chain.
Scope
We define Unilever PLC and its subsidiary undertakings as our own operations for the purpose of these disclosures which is consistent with the scope of our consolidated financial statements. We have no operational control1 over our associates and joint ventures; therefore, they are not included in our sustainability statement as part of our own operations. The reporting period for this statement is consistent with the reporting period of the consolidated financial statements which is 12 months from 1 January to 31 December 2024.2
We have not excluded any information corresponding to intellectual property, know-how or results of innovation on the basis of commercial sensitivity.
Upstream and downstream value chain
The scope of the sustainability statement is extended to include our upstream and downstream value chain, to the extent that they are connected to Unilever’s material impacts, risks and opportunities. Generally referred to as our business partners, Unilever defines its upstream and downstream value chain as:
Upstream value chain – We procure a large number of raw materials for the manufacture and sale of our products, including many different crops and packaging materials. Our global supply chain works with over 50,000 Tier 1 suppliers across 150 countries. Tier 1 suppliers are defined as those who invoice
Unilever for goods and services. We also consider suppliers that perform work subcontracted by a Tier 1 supplier in our upstream value chain. In addition, we partner with third parties where we outsource the manufacturing and packaging of certain products, referred to as collaborative manufacturing.
Downstream value chain – Around 3.4 billion people use our products every day. To ensure our products are accessible to our customers, we partner with distributors and large and small retailers across different trading environments and channels. We also consider companies that distribute or sell on behalf of
Unilever as part of our downstream value chain including agents, franchisers and importers.
We have only included narrative and metric disclosures about direct and indirect
1.Defined by Annex II of the July 2023 delegated act as the situation where the undertaking has the ability to direct the operational activities and relationships of the entity, site, operation or asset.
2.For the year ending 31 December 2024, no Unilever European subsidiaries are required to prepare separate ESRS statements.
business relationships in our upstream and downstream value chain where such information is readily available to us. This includes omitting value chain data from metrics unless stated otherwise.
Comparative information
For the first year of reporting, the ESRS does not require us to include comparative information. Therefore, we have not included any comparators except for where the information was already disclosed in prior-year financial reports.
It is Unilever’s policy to restate a metric in the following cases, where accurate and reliable data is available to enable us to recalculate or estimate the impact and where the impact is material:
■An error resulting from incorrect data or calculation;
■A change in reporting requirements;
■Better assumptions or more accurate data being available; or
■Where we have assessed a disposal as a discontinued operation.
Baseline values, base years and targets
The disclosure of targets within the sustainability statement is fully aligned with
Unilever’s 15 external sustainability goals across four priority areas: Climate,
Nature, Plastics and Livelihoods. Targets are set based on several factors, including bottom-up roadmaps, reasonable ambition, and industry standards where relevant. We will review the need for further targets in line with our strategy.
It is Unilever’s policy to review the baseline values, base years and targets when we identify a material change such as significant acquisitions, disposals, structural changes or assumptions updates (a 5% review threshold will be applied) and when accurate and reliable data is available. We have made no adjustments in the reporting period for acquisitions or disposals.
Sources of estimations and outcome uncertainty
Metrics are prepared in accordance with the definitions as set out in the ESRS, unless stated otherwise. Any Unilever-specific definitions are included where applicable. The data and assumptions used in the sustainability statement are consistent with the corresponding financial data and assumptions used in our
2024 consolidated financial statements.
Where we have not been able to directly measure metrics, we have estimated them using internal and external data from a variety of sources. This includes, but is not limited to, indirect sources such as supplier invoices, publicly available benchmarks, or scientific research. For any metric that is subject to a high level of measurement uncertainty, we have disclosed the source of uncertainty and the key assumptions, approximations and judgements made to arrive at that estimate.
GOVERNANCE
Oversight of sustainability matters
The accountability for managing Unilever’s material sustainability impacts, risks and opportunities aligns to Unilever’s overarching governance structure. While the Board takes overall accountability for the management of all material impacts, risks and opportunities, the CEO supported by the ULE is ultimately responsible for oversight of any material sustainability impacts, risks and opportunities.
The Board identity, composition and employee representation as at 31 December
2024 is covered in our Corporate Governance statement and Report of the
Nominating and Corporate Governance Committee, detailed on pages 66 to 85.
This includes the relevant skills and expertise to oversee sustainability matters, and how they relate to Unilever’s impacts, risks and opportunities.
Role of supervisory bodies
The reporting lines between the Board, Board subcommittees and ULE are detailed in our Corporate Governance statement on page 65. The terms of reference of each Committee is documented in the Governance of Unilever and published on our website.

Unilever Annual Report on Form 20-F 2024	225

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

GENERAL INFORMATION

The Board delegates sustainability matters to the following Board subcommittees:
■The Corporate Responsibility Committee oversees the development and progress of Unilever’s sustainability agenda, including performance against our sustainability goals. The Committee also reviews sustainability-related impacts, risks and opportunities and associated reputational matters
(see page 92). This includes a standing agenda item from the Chief Corporate
Affairs and Sustainability Officer (CSO).
■The Audit Committee is responsible for reviewing the effectiveness of our risk management processes, including the double materiality assessment. In addition, the Committee oversees the non-financial disclosures in our Annual
Report and Accounts which encompasses disclosures under the ESRS, and reviews any internal and external assurance activities obtained over the disclosures (see page 88).
■The Compensation Committee supports the delivery of the sustainability strategy through the alignment of Unilever’s long-term incentive plan
(Performance Share Plan) to the sustainability agenda and priority areas (see page 102).
■The Nominating and Corporate Governance Committee is responsible for ensuring that the composition of the Board includes sufficient skills and experience in sustainability matters to effectively deliver on the sustainability agenda (see page 82).
Role of management bodies
In 2024, the ULE discussed and approved our refocused sustainability strategy and the 15 external goals across the four priority areas: Climate, Nature, Plastics and Livelihoods. Our priority areas help inform the identification of our material impacts, risks and opportunities (IROs). Each IRO is owned by a ULE member and detailed mitigation plans are documented with action owners and timelines.
Unilever’s policies and standards define mandatory requirements across a number of specialist areas, which are key in mitigating these risks. At least quarterly, the ULE discuss key strategic matters relating to our four sustainability priorities and progress against our targets.
Unilever’s global Sustainability function is led by our CSO and is divided into three core areas:
■Dedicated Business Group Sustainability teams, reporting directly into the
CSO, who work closely with the relevant Business Group teams and leadership, to ensure that sustainability impacts, risks and opportunities are embedded into their strategies, and that progress against actions and targets is monitored.
■A specialist Sustainability Corporate Centre team that develops our sustainability strategy and policies while also driving transformational change across markets through advocacy and partnerships.
■Country Sustainability teams who translate the global strategy into local plans, engage with local stakeholders to drive transformational change and work with partners to deliver shared priorities.
Our Supply Chain and Procurement functions are critical to supporting our
Business Groups on the delivery of our 15 goals within our manufacturing operations, and through extensive collaboration with our suppliers and other value chain partners. They are primarily responsible for our impact measurement capability as well as the systems and data to support the sustainability metrics we report.
Our Business Groups, Supply Chain and Procurement teams are supported by a team of experts in Research & Development (R&D) and Finance corporate functions who are focused on innovation, investment business cases, scope and calculation methodologies for our metrics and sustainability reporting.
We regularly engage with our investors on a wide range of sustainability matters including our climate strategy. In April 2024, our updated Climate Transition
Action Plan (CTAP) was endorsed by an advisory vote at our AGM.
Sustainability performance and incentives
We continue to formally link remuneration for management employees, including the ULE, to performance against our sustainability goals. The long-term
Performance Share Plan (PSP) is linked to financial and sustainability performance, guided by our Sustainability Progress Index (SPI), which accounts for 15% of the total PSP award. The SPI is an assessment made jointly by the
Corporate Responsibility Committee and the Compensation Committee.
In 2024, we determined the SPI by considering performance against four sustainability targets related to each of our priority areas: Climate, Nature,
Plastics and Livelihoods. For further information on SPI outcomes for 2024, see page 105 and for the SPI targets for the PSP 2025–2027, see page 102. In addition, the ULE and the Board discuss progress against the four metrics of our
SPI tied to our reward quarterly.
Sustainability due diligence
Unilever’s approach to responsible business embeds human rights and environmental matters into our due diligence processes. The mechanisms to identify, mitigate and account for how we address actual and potential negative environmental and human rights impacts is detailed throughout our sustainability statement. The table below provides a mapping of the core elements of our due diligence approach.

Core elements	Paragraphs in the sustainability statement

Embedding due diligence in our governance, strategy and business model	In this section under Governance and Strategy and business model. Climate disclosures page 235, Biodiversity and Ecosystem disclosures page 254, and Social disclosures page 267.

Engaging with affected stakeholders
In this section under Interests and views of stakeholders and Double materiality.
Engaging on human rights impacts page 270, Own workforce engagement 272, Value chain workers engagement page 279, Affected communities engagement page 282, and Consumer and end-users engagement page 284 and
286.

Identifying and assessing adverse impacts
In this section under Double materiality.
Environmental IROs page 230, Social IROs page 267 and Governance IROs page 287.
Further details are included in each topical standard. For page references, see Index page 295.

Taking actions to address those adverse impacts	Actions sections from each topical standard. For page references, see Index page 295.

Tracking the effectiveness of these efforts and communicating the results	Targets and Metrics sections from each topical standards. For page references, see Index page 295.

226	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

GENERAL INFORMATION

Sustainability reporting controls
We have established processes to assess and manage risks related to the integrity of the information disclosed in our sustainability statement. This assessment identified that completeness, accuracy and availability of the sustainability information are key reporting risks to be considered when preparing the sustainability statement.
Unilever's Group Controller oversees our sustainability statement as a whole, and is responsible for managing these risks. For each of the 10 ESRS topics we are reporting on, a ULE Topical Owner is in place and appoints owners for the narrative and metrics elements of those disclosures.
Metrics owners are responsible for developing and documenting the Basis of
Preparation (BoP) for each metric, which provides the key Unilever definitions and scope, as well as an explanation of how the data is collected and calculated and any key assumptions made.
Narrative owners are responsible for the collection and preparation of narrative disclosures. Each narrative and metric is signed off by the respective owner and subject to management assurance to check that the ESRS disclosure requirements are addressed, claims are supported by evidence and that metrics align to the BoPs.
The Audit Committee oversees the reporting of ESRS information and reviews the processes and controls that are the basis for its preparation. It is supported by the Disclosure Committee, which oversees the accuracy, materiality and timeliness of the sustainability statement, and evaluates the adequacy of
Unilever’s disclosure processes and controls including in relation to the ESRS information.
STRATEGY AND BUSINESS MODEL
Our strategy and business model are described in our Strategic Report on pages
2 to 5. We produce and sell consumer goods across our five Business Groups:
Beauty & Wellbeing, Personal Care, Home Care, Foods, and Ice Cream.3 With a
global footprint, we operate over 250 factories worldwide and employ over
120,000 employees.4
For over two decades, we have been driving an ambitious sustainability agenda.
In April 2024, we launched our new Growth Action Plan (GAP). This included a refreshed approach to our sustainability leadership to ensure we are more focused on resource allocation, more urgent in delivering our long-term priorities through short-term goals, and more systemic in delivering the greatest impact to our stakeholders. This was supported by the launch of our updated Climate
Transition Action Plan in May 2024, which gained 97.5% of shareholder votes.
At an external event on 8 May 2024, we announced four long-term sustainability priority areas: climate, nature, plastics and livelihoods. The priority areas are underpinned by 15 voluntary goals. At this event, we consulted with a wide range of external stakeholders for feedback on our strategy. In addition, in December
2024, we relaunched the Unilever Sustainability Advisory Council, made up of a group of independent sustainability experts, who help guide our strategy.
Progress against the 15 goals is detailed in the relevant target sections.
Our sustainability strategy leverages our global value chain, working in partnership with our stakeholders to reach our long-term goals together. The sustainability strategy is embedded into overall business performance and each
Business Group is responsible for delivering against our actions and targets.
Alongside our four sustainability priorities, we remain fully committed to operating as a responsible business by respecting human rights, advancing diversity and inclusion, doing business with integrity and ensuring the safety of people.
INTEREST AND VIEWS OF STAKEHOLDERS
Unilever identifies six stakeholder groups as critical to our future success:
shareholders, our people, consumers, customers, suppliers & business partners, and planet & society. These stakeholders are selected because they are individuals or groups of individuals affected by our operations (e.g. affected communities and consumers), as well as the users of our sustainability statement
(e.g. prospective investors).
Our Governance report, on page 74, details how we consider and engage with each of the six stakeholder groups. This includes their interests and views as they relate to our strategy and business model, to the extent that they were analysed during our due diligence and double materiality assessment processes.
Additionally, we engage with these stakeholders to identify and manage our material impacts, risks and opportunities in relation to environmental, social and governance sustainability matters. Engagement processes and results for each stakeholder group are discussed during Board meetings, with outputs for 2024 summarised on page 72.
DOUBLE MATERIALITY
Overview
The ESRS require that we report on sustainability matters in which we have or could have a material impact on people or the environment, both positive and negative in nature, as well as where they present risks and opportunities to our business success. Those material impacts, risks and opportunities (IROs) can arise from our own operations or through actors in our value chain. Impacts are not limited by proximity or contractual relationship, but may occur at any stage of our upstream or downstream value chain, as a result of our operations, or as a result of the use or disposal of our products.
Our double materiality assessment (DMA) has been designed to help us identify our material IROs and therefore which sustainability matters we should report on.
The material IROs are reviewed on an ongoing basis, and formally by senior management, the Corporate Responsibility Committee and the Audit Committee
at least once a year.
Double materiality assessment process
We followed a four-step process to identify our material IROs:
Step 1: Identification of potentially relevant IROs. The outputs of existing engagement channels and previous risk assessments, along with targeted interviews and questionnaires with key internal sustainability experts, were used to collate a complete list of all potentially relevant IROs. This approach ensured that the perspectives of all key stakeholder groups, including affected communities, were considered during the assessment process. Positive impacts and financial opportunities resulting from the mitigation of negative impacts or risks were considered during the identification step but it was decided these would be included as actions within each topical standard rather than as individual IROs.
Step 2: Impact Materiality Assessment to identify material impacts we are connected to. An impact is the effect an undertaking has or could have on the environment and people to which it is connected through its own operations or its value chain. Impacts can be positive or negative in nature. We undertook an initial assessment of each potentially relevant impact to consider whether the matter identified had an actual or potential impact on the world. The potentially relevant impacts were then scored using a scale of 1–5 with consideration of scale, scope and remediable character (to calculate an average severity score)
and likelihood (where an actual impact was scored 5). A quantitative threshold was applied to each potentially relevant impact to determine whether it was material.
Step 3: Financial Materiality Assessment to identify our material risks and opportunities. We undertook an assessment of each potentially relevant risk or opportunity identified, including the connection of impacts and dependencies, to determine whether it was financially material to Unilever. Using our Enterprise
Risk Management (ERM) methodology, the potentially relevant risks and opportunities were scored using a scale of 1-5 with consideration of magnitude
(impact on turnover/operating profit) and likelihood. A quantitative threshold was applied to each potentially relevant risk or opportunity to determine whether it was material. For climate- and plastic-related risks, consideration was given to the potential financial effects calculated through our scenario analysis, as detailed on pages 235 and 262. The assessment also considered our existing
Enterprise Risk Management (ERM) processes and Principal Risk definitions, as set out on page 51, to support in the prioritisation of the risks and opportunities.
Step 4: Validation and disclosure requirement mapping. The output of the
DMA was validated with each sustainability expert with oversight from our Chief
Corporate Affairs and Sustainability Officer, Chief Supply Chain Officer, Chief
People Officer and Group Controller. The double materiality assessment was reviewed at year-end and approved by the Audit Committee to ensure the conclusions remained appropriate. We evaluated our material IROs against the disclosure requirements of each ESRS to identify which disclosure requirements apply.
IROs were assessed on a gross basis (assuming no mitigating action has been taken to reduce the risk) at both a consolidated and Business Group level.
Where relevant, scoping information is included in the IRO descriptions. Our methodology considered whether the IRO would occur in the short, medium and/
or long term. The time horizon for each IRO has been reflected through relevant policies, actions and targets described in our topical disclosures.
3.For segmental information, see Financial Statements – note 2 on page 145.
4.For headcount by geographical area, see Own Workforce disclosures on page 274.

Unilever Annual Report on Form 20-F 2024	227

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

GENERAL INFORMATION

Interaction with strategy and business model
In April 2024, we updated our sustainability strategy as part of our new GAP. No changes were made to our strategy or business model in response to the material IROs identified through the DMA process.
The Directors assess Unilever’s resilience through the going concern assessment on page 120 in our Statement of Directors’ Responsibilities (one-
year time horizon) and viability statement (three-year time horizon) on page 60 in our Strategic Report. For more information on our resilience regarding material climate and biodiversity IROs, refer to the relevant topical disclosures.
Our actions to address our material IROs are embedded in the strategy of our five Business Groups and therefore not all costs are separately identifiable. In
2024, where we could separately identify costs, none of the costs met our definition of significant operational or capital expenditure based on a quantitative materiality threshold.
We have excluded anticipated financial effects of the undertaking’s material risks and opportunities on its financial position, financial performance and cash flows over the short, medium and long term.
However, for Climate and Plastic where we have performed a scenario analysis, we have calculated the potential financial impacts under different scenarios. In addition, we have not identified any material current financial effects related to our IROs on our operations, value chain, strategy and decision-making.
We provide more detailed information about the interaction of our IROs with the strategy and business model in our topical disclosures.
Our 2024 material impacts, risks and opportunities
A summary of our material IROs is included below; further detailed descriptions are included at the start of each topical section. IROs that require entity-specific disclosures, i.e. are not covered by the ESRS, are denoted by the symbol (†).
The specific processes and detailed descriptions of our material IROs are disclosed in the Environmental IROs section on page 230, the Social IROs section on page 267 and the Governance IROs section on page 287.
CLIMATE

Material impact, risk or opportunity

GHG emissions in our operations and our value chain	Negative Impact	Own Operations; Value Chain

Changing climate and extreme weather events	Risk	Own Operations; Value Chain

Carbon tax	Risk	Own Operations; Value Chain

Land use pressures and regulation	Risk	Own Operations; Value Chain

Energy transition	Risk	Own Operations

Product regulations and claims: composition and sourcing transparency	Risk	Own Operations
POLLUTION

Material impact, risk or opportunity

Pollution of air, soil and water (excluding plastic pollution)	Negative Impact	Own Operations; Value Chain

Non-biodegradable substances †	Negative Impact	Own Operations; Value Chain
WATER

Material impact, risk or opportunity

Water withdrawal from our own operations and upstream value chain actors leading to water shortages	Negative Impact	Own Operations; Value Chain

Reducing product demand due to consumer awareness of water scarcity and water shortages	Risk	Value Chain
BIODIVERSITY AND ECOSYSTEMS

Material impact, risk or opportunity

Ecosystem degradation and ecosystem service failures	Negative Impact	Value Chain

Ecosystem degradation leading to reduction of crop yields in key sourcing locations	Risk	Value Chain

Systemic risk of biodiversity collapse	Risk	Value Chain

Increased activism, legal or non-compliance costs resulting from biodiversity degradation and loss	Risk	Own Operations; Value Chain
†  Entity-Specific Disclosure

228	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

GENERAL INFORMATION

RESOURCE USE AND CIRCULAR ECONOMY

Material impact, risk or opportunity

Plastic pollution	Negative Impact	Own Operations; Value Chain

Hazardous waste	Negative Impact	Own Operations

Extended producer responsibility (EPR) schemes for packaging and other plastic-related taxes †	Risk	Own Operations
OWN WORKFORCE AND WORKERS IN THE VALUE CHAIN

Material impact, risk or opportunity

Talent	Risk	Own Operations

Capability building across our value chain to improve livelihoods †	Positive Impact	Value Chain

Salient human rights issues

Bullying and harassment	Negative Impact	Own Operations; Value Chain

Discrimination	Negative Impact	Own Operations; Value Chain

Forced labour	Negative Impact	Own Operations; Value Chain

Fair wages and income	Negative Impact	Own Operations; Value Chain

Working hours	Negative Impact	Own Operations; Value Chain

Health	Negative Impact	Own Operations; Value Chain

Freedom of association and collective bargaining	Negative Impact	Own Operations; Value Chain
AFFECTED COMMUNITIES

Material impact, risk or opportunity

Salient human rights issues

Land rights, including Indigenous rights	Negative Impact	Own Operations; Value Chain
CONSUMERS AND END-USERS

Material impact, risk or opportunity

Safe products	Risk	Own Operations; Value Chain

Marketing to children	Negative Impact	Value Chain

Nutritional product quality †	Risk	Value Chain

Product innovation as a response to changing demand †	Opportunity	Value Chain
BUSINESS CONDUCT

Material impact, risk or opportunity

Business integrity and ethical conduct	Risk	Own Operations; Value Chain

Anti-bribery and corruption	Risk	Own Operations; Value Chain

Use of non-animal safety science	Positive Impact	Value Chain

Changing regulatory landscape †	Risk	Own Operations; Value Chain

Advocacy	Positive Impact	Own Operations; Value Chain

Supplier payments and relationships	Risk	Own Operations
†  Entity-Specific Disclosure

Unilever Annual Report on Form 20-F 2024	229

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

GENERAL INFORMATION

POLICIES ADOPTED TO MANAGE SUSTAINABILITY
MATTERS
Our Code of Business Principles (the Code) and Code Policies apply to all material sustainability matters identified by Unilever. The Code and supporting 24
Code Policies govern the behaviour of our employees, suppliers, distributors and other third parties who work with us. They set out the standards of behaviour that we expect all employees to adhere to globally. They also play a key role in setting out how we ensure compliance with laws and regulations, protect our brands and reputation, and prevent harm to people or the environment. The
Code is underpinned by our values of integrity, respect, responsibility and pioneering.
The Board’s Corporate Responsibility Committee oversees Unilever’s conduct and reviews our Code of Business Principles to ensure that these remain fit for purpose. Our CEO is responsible for the implementation of the Code and Code
Policies and is supported by the Global Code and Policy Committee, chaired by the Chief Legal Officer. Day-to-day responsibility is delegated to senior management, supported by cross-functional Business Integrity Committees. We require our employees to submit an annual pledge to confirm they have understood, commit to, and adhere to, the Code.
As mandated by the Code, our employees are also required to report any actual or potential breach of the Code and Code Policies. We have set out the available reporting channels within our Code Policies and we also highlight these during
Business Integrity training and in our communications. This includes our non-
retaliation policies and guidelines, which apply to all employees who raise issues.
Further policies that govern our material impacts, risks and opportunities are disclosed in the Environmental policies section on page 232, the Social policies section on page 270 and the Business Conduct policies section on page 287.

230	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

Environmental Disclosures
ENVIRONMENTAL MATERIAL IMPACTS, RISKS
AND OPPORTUNITIES
Assessing and identifying our material impacts, risks and opportunities (IROs) is informed by our double materiality assessment as outlined in our general information on page 226.
When identifying IROs across all our Environmental topics, we used a number of sources including:
■For each principal risk, including Climate and Nature (covering biodiversity and water scarcity) and Plastic Packaging (covering circular economy), we reviewed the risk management frameworks detailing risk descriptions and mitigating controls in place. These frameworks are updated annually and monitored throughout the year to identify changes in the risk profile.
■We evaluated our manufacturing sites using Unilever’s Environmental Care
Framework Standards (ECFWS), based on the ISO 14001 standard for environmental management systems. The ECFWS outlines how we identify and manage environmental impacts and risks. Key findings were considered as part of the DMA.
■For non-manufacturing sites, such as offices and our logistics network, we reviewed all available environmental data from our operations to identify any potential impacts and risks. This was substantiated by our subject matter experts.
■We performed a climate scenario analysis to identify additional sub-risks, their potential financial effects and to gauge the resilience of our strategy and business model against these risks. This analysis included a review of both physical and transition risks that could arise by 2050, considering drivers across the evolving physical climate, policy and market landscapes.
■We conducted a top-down analysis of Unilever’s nature-related dependencies, impacts, risks and opportunities. This assessment covered both actual and potential impacts on biodiversity and ecosystems within our own operations and throughout our value chain, including those related to pollution.
Additionally, we conducted a detailed impact assessment on over 600
Unilever-owned, managed or leased sites with known geographic coordinates.
■We reviewed our material physical, transition and systemic nature related risks under two nature scenarios for the first time to help inform our nature strategy and the resilience of the business against the risk identified. We also used this process to quantify the potential financial effects of our plastic packaging-
related risks, which are closely linked to nature. We will continue to develop our understanding of the implications of these different nature scenarios for future reporting periods.
■For water, we incorporated inputs from the World Resources Institute
Aqueduct tool, an open-source platform that maps and analyses current and future water risks across various locations. This was supplemented by site-
specific factors and localised water risks where identified. For our upstream value chain, we use the Water Footprint Network Assessment tool, which integrates information from the Global Water Footprint Standard and
WaterStat. Additionally, we conduct annual surveys with our ingredient buyers to assess crop risks and evaluate the resilience of our farmed ingredients and forest-based supply chains in water-stressed areas.
■When evaluating the environmental impact of our products, we conduct risk assessments for all ingredients before they are introduced to the market and for all new ingredients before they are utilised. We perform annual assessments to evaluate the combined environmental exposure from the use of individual ingredients across our product portfolio, ensuring safety based on total usage.
■We have detailed our engagement with stakeholders, including affected communities, in our general information on page 226. While consultations with affected communities regarding shared biological resources have not yet been completed as part of our risk assessments, Unilever recognises the importance of this engagement and will incorporate it into future local assessments.
■We considered opportunities relating to environmental topics as part of our overall strategy and business model, including innovation and product assessments.
The output of our 2024 DMA is included below:
CLIMATE

Material impact, risk or opportunity		Description

GHG emissions in our operations and value chain	Negative Impact (OO) (VC)
Our operations emit greenhouse gases (GHG) primarily from the generation of electricity and heat, and loss of refrigerants. However, 98% of our GHG emissions come from Scope 3 emissions within our upstream and downstream value chain.

Changing climate and extreme weather events (physical risk)	Risk (OO) (VC)
Extreme weather and sustained increases in temperature could lead to water shortages, floods, droughts and reduced crop yields. Extreme weather events are likely to disrupt our supply chain causing commodity delays, shortages and/or increased prices of raw materials. In addition, customer and consumer demand could shift or erode from the resulting macroeconomic pressure linked to rising adaptation costs.

Carbon tax	Risk (VC)	Taxes associated with greenhouse gases (GHG) could impact the price of raw materials, resulting in increased costs and a potential reduction in profit.

Land use pressure and regulation	Risk (OO) (VC)
Reforms to regulation and changing land use patterns, could reduce land availability for the production of food, biomass/feedstock and reduce crop outputs leading to a potential increase in our raw material costs.

Energy transition	Risk (VC)
Petrochemical prices are expected to rise across scenarios, largely driven by mandates for sustainable practices in policy-heavy transitions, and rising oil prices in higher-warming scenarios.
This risk affects our upstream value chain across all regions and impact our ability to financially plan, forecast and manage our business performance.

Product regulations and claims: composition and sourcing transparency	Risk (OO)
New regulations may restrict how we source raw materials leading to higher costs. Pressure to adopt sustainable supply chains could impact business performance if not addressed promptly.
Increased global regulation also means more scrutiny of sustainability claims, potentially raising costs and harming revenue due to reputational damage.

OO  Own Operations
VC    Value Chain
†      Entity-Specific Disclosure

Unilever Annual Report on Form 20-F 2024	231

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ENVIRONMENTAL DISCLOSURES

POLLUTION

Material impact, risk or opportunity		Description

Pollution of air, soil and water (excluding plastic)	Negative Impact (OO) (VC)
Pollution (excluding plastic pollution) of air, soil and water caused by our own operations and value chain has the potential for negative impacts. Localised pollution from our own operations and pollution in the upstream value chain, which can occur from the use of agrichemicals, may negatively impact communities and catchments.

Non-biodegradable substances †	Negative Impact (OO) (VC)
Our product formulations may contain substances that can be slow or resistant to biodegradation.
There are concerns that those substances could build up in the environment and potentially cause adverse impacts on water resources.

WATER

Material impact, risk or opportunity		Description

Water withdrawal from our own operations and upstream value chain leading to water shortages	Negative Impact (OO) (VC)
Consumption of water through our own operations and from our upstream value chain actors, for example agricultural commodities, could result in water shortages specifically in areas of high-
water stress.

Reducing product demand due to consumer awareness of water scarcity and water shortages	Risk (VC)
Growing consumer awareness of water scarcity and water shortages may reduce demand for high water usage products, especially in areas of high-water stress. This may conversely create new revenue opportunities for products requiring less or no water.

BIODIVERSITY AND ECOSYSTEMS

Material impact, risk or opportunity		Description

Ecosystem degradation and ecosystem service failures	Negative Impact (VC)
Unilever relies on intensive agricultural practices, which can pose threats to biodiversity and ecosystem services and could lead to ecosystem collapse (localised or across many locations).
This impacts water availability, soil health, and terrestrial and aquatic biodiversity ecosystems.
Deforestation and land conversion is also caused by agricultural expansion and can contribute to biodiversity loss, disrupt communities and negatively impact climate change mitigations.

Ecosystem degradation leads to reduction of crop yields in key sourcing locations	Risk (VC)
Agricultural practices (use of fertilisers, freshwater, agricultural chemicals and monocultures) and rising temperatures lead to biodiversity loss and ecosystem degradation, which in turn reduce crop yields in key sourcing locations, including the US, Brazil, Argentina, India, Indonesia, the
Philippines and Côte d'Ivoire.

Systemic risk of biodiversity collapse (systemic risk)	Risk (VC)	Ecosystem degradation or biodiversity loss and ecosystem service failures can escalate over the medium to long term into shock events that affect the commodities and financial markets we depend on.

Increased activism, legal or non- compliance costs resulting from biodiversity degradation and loss	Risk (OO) (VC)
Our actions or those of actors in our value chain that can cause harm to biodiversity and ecosystems, could lead to increased public scrutiny, legal claims or non-compliance incidents resulting in fines and penalties and potential loss of market share impacting long-term profitability.

RESOURCE USE AND CIRCULAR ECONOMY

Material impact, risk or opportunity		Description

Plastic pollution	Negative Impact (OO) (VC)
The use of plastics in our packaging could cause harm to biodiversity and ecosystems. This includes impacts from the production of virgin plastic packaging derived from fossil fuels and from the improper disposal of plastic packaging downstream which can result in leakage to the environment and the generation of microplastics.

Hazardous waste	Negative Impact (OO)
Hazardous waste resulting from the manufacture, transport, use or disposal of our products may not be properly handled or disposed of. This could lead to environmental contamination, public health issues and regulatory non-compliances.

Extended producer responsibility (EPR) schemes for packaging and other plastic-related taxes †	Risk (OO)
EPR schemes can help to improve recycling systems by ensuring that money is invested into waste management and packaging innovation and holding businesses to account for the packaging choices they make. Compliance with EPR schemes could lead to higher expenses for waste management and packaging redesign. There is also a risk that bans and/or taxes are applied to certain types of plastic packaging and single-use plastics reducing market access or requiring increased investment in new packaging.

OO  Own Operations
VC    Value Chain
†      Entity-Specific Disclosure

232	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ENVIRONMENTAL DISCLOSURES

ENVIRONMENTAL POLICIES
As set out in our general information on page 229, Unilever’s Code and Code policies apply to all material sustainability matters. Our material IROs relating to environmental matters, including Climate, Pollution, Water, Biodiversity and
Ecosystems, and Resource Use and Circular Economy are managed through several additional environmental policies, as set out below.
Given the maturity of our sustainability agenda, these policies were established prior to our double materiality assessment. Policies are continuously reviewed and periodically updated where relevant, to ensure they reflect our strategy and key sustainability matters.
Unilever’s Environmental Policy updated in January 2025, governs our approach to environmental issues and applies to our own operations. For partners in our value chain that are outside of our direct control, we encourage them to apply the same requirements. This policy commits Unilever to:
■Ensure the Board and Unilever Leadership Executive are accountable for implementing the Environmental Policy, overseeing our environmental strategy and the management of key environmental impacts, risks and opportunities, including the effectiveness of our risk management and internal control systems.
■Comply with relevant environmental legislation and internal Unilever standards in our operations.
■Continuously enhance our environmental management systems and processes to improve performance, setting internal targets and public goals with clear metrics.
■Report all incidents and near misses according to reporting requirements, including thorough investigation, follow-up and communication of lessons learned.
■Monitor and report transparently on our annual progress against public goals.
■Engage employees on environmental issues, goals, plans and metrics.
■Ensure those responsible for this policy and our environmental goals have the necessary skills and competencies to lead and support our agenda.
■Collaborate with others to promote environmental care, increase understanding of environmental issues, and share best practices.
■Monitor and respond to external issues and public concerns related to the environment.
Unilever’s Environmental Care Framework Standards (ECFWS) apply to all our operations and environmental aspects of our organisation, and mandate that the Environmental Policy is implemented at all Unilever sites. Each site must create and document a customised environmental policy aligned with the
Environmental Policy, which is authorised and communicated to all employees.
The ECFWS requires sites to identify potential serious environmental incidents or emergencies and establish comprehensive plans to prevent or mitigate their likely consequences. Our manufacturing sites undergo Environmental
Compliance Audits and are reviewed by Corporate Audit to assess the robustness of their ECFWS implementation.
There are three policies that focus on the environmental impact of our business partners:
Unilever’s Responsible Partner Policy (RPP) and its Fundamental Principles
applies not only to direct suppliers, but also includes expectations for suppliers to cascade equivalent requirements within their own supply chain. It sets out the mandatory requirements suppliers must meet and the mandatory management systems they should have in place to identify and manage issues that present significant environmental risks to their operations. Requirements are divided into three pillars: Business Integrity & Ethics, Human Rights, and Planet. Specifically,
the principles and requirements relating to our material Environmental IROs are:
■Greenhouse gas (GHG) emissions: Reduce GHG emissions in line with the goals of the Paris Agreement to limit global warming to well below 2°C compared to pre-industrial levels. This includes complying with all legal requirements and holding necessary permits for GHG emissions management and reduction.
■Water consumption and management: Reduce water usage, especially in high-water stress areas, and manage wastewater discharge (pollution of water) appropriately. This includes complying with water-related laws and permits.
■Nature protection: Conduct business in a way that protects, preserves and regenerates nature (including biodiversity), and ensures no deforestation or conversion occurs. This includes ensuring suppliers provide deforestation-
and conversion-free materials. Future requirements will also address the biodegradability of organic ingredients.
■Plastic use and waste: Reduce plastic use and waste to help create a transparent and circular economy for plastics. This includes complying with legal requirements with respect to plastic feedstock sourcing, plastics production, storage, transport and end-of-life management.
■Waste generation: Reduce waste generation and achieve net zero waste to landfill. This includes ensuring waste is stored, handled, transported and disposed of in a manner that protects health, safety and the environment.
We verify alignment to and achievement of our RPP’s Mandatory Requirements and Mandatory Management Systems through the use of self-declaration, due diligence scanning, online assessments and independent verification by third-
party audits in high-risk sites.
Unilever’s People & Nature Policy is a cross-commodity policy supported by policy guidelines that set out our requirements to Direct Suppliers of In-Scope
Materials. The policy sets out four principles that these suppliers are required to comply with:
■Protecting natural ecosystems from deforestation and conversion: We are committed to ensuring that the In-Scope Materials entering our supply chain will not originate from deforested land or converted natural ecosystems.
■Respecting and promoting human rights: We are committed to respecting and advancing the human rights of all people in line with the UN Guiding Principles on Business and Human Rights.
■Transparency and traceability: We are committed to transparency and traceability in sourcing, governance and reporting to enable us to drive continuous improvement.
■Being a force for good for people and planet: We are committed to working through partnerships to protect natural ecosystems within our supply chain, encouraging legal recognition of customary rights, implementing regenerative agricultural land use practices, and finding ways to restore damaged landscapes.
We seek to implement and independently verify the policy requirements over time with all our suppliers.
Unilever Sustainable Agriculture Code (SAC) provides the basis for our sustainable sourcing programme and helps suppliers and farmers of our agricultural raw materials implement the principles of sustainable agriculture. In
September 2024, we published the Sustainable Agricultural Principles
(SAPs), which will replace the SAC fully in Q1 2025 and we are currently supporting suppliers with this transition. The SAPs are a collection of good practices designed to codify important aspects of sustainability in farming, plantation and supply chain management, with the goal to positively transform agricultural practices for people, nature and climate. They are made up of six core principles which set out that the benchmarked standards should:
■Promote agricultural and business practices that ensure integrity and accountability in a way that is transparent and traceable.
■Contribute to an agricultural supply chain that maintains and regenerates soil health, supports appropriate land use, conserves and regenerates natural resources, reduces waste and pollution, and avoids the introduction of invasive species.
■Encourage agricultural practices that minimise greenhouse gases, improve energy efficiency, and accelerate decarbonisation across the agricultural supply chain, while building climate resilience and adaptation.
■Cover the respect and advancement of required human rights principles and ensure that these are implemented in line with the UN Guiding Principles on
Business and Human Rights.
■Safeguard the welfare of all livestock including good animal husbandry practices that adhere to appropriate guidelines on animal housing, feeding, health and breeding.
■Promote an agricultural supply chain with suppliers and farmers who are committed to continuous improvement to advance sustainable agricultural practices within the sector.
The continued and growing use of SAP-benchmarked external standards by our suppliers will enable us to source agricultural materials sustainably on an ongoing basis.
Our ULE governs the Unilever Environmental Policy and Environmental Care
Framework Standard. The Chief Supply Chain Officer governs the Responsible
Partner Policy, People & Nature Policy, Sustainable Agriculture Code and
Sustainable Agriculture Principles.
Our policies underpin our approach to sustainable business. We make key
Unilever policies (including the Unilever Environmental Policy, RPP and SAC)
publicly available on our website to ensure that we are transparent in our approach, providing access to all our stakeholders.

Unilever Annual Report on Form 20-F 2024	233

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ENVIRONMENTAL DISCLOSURES

Climate
GOVERNANCE
Sustainability performance and incentives
We continue to formally link remuneration for management employees, including the ULE, to performance against our sustainability goals. We have outlined the details of this in the general information section on page 225 and the Directors’ Remuneration Report on pages 102 to 106. Within this framework, progress against our climate goal in 2024 is measured on the reduction of our Scope 1 and 2 GHG emissions.
Climate Transition Action Plan
Our second Climate Transition Action Plan (CTAP) received Board approval in January 2024 and shareholder approval in May 2024 through a non-binding, advisory vote. The CTAP outlines our 2030 climate targets and the mitigation, adaptation and advocacy actions we will take to achieve them. These actions are integrated into the annual three-year strategic planning cycle of each Business Group. The CTAP sets out our long-term ambition to achieve net zero GHG emissions by 2039.
Climate targets
We have set near-term climate targets to reduce absolute GHG emissions from our operations (Scope 1 and 2) and our value chain (Scope 3). Our Scope 1 and 2 target was set versus a 2015 baseline using the market-based approach and was validated in 2017 by the Science Based Targets initiative (SBTi) as compatible with a 1.5°C pathway in line with the Paris Agreement. In 2024, SBTi validated that our proposed Scope 3 targets conform with the SBTi Criteria and Recommendations
(Criteria version 5.1). We selected a more recent baseline date of 2021 for our Scope 3 targets, for which we have more accurate data. We regularly review our approach with SBTi.

Scope of target	Target	Timeline

Scope 1 and 2 emissions from our operations	100% reduction	By 2030, against a 2015 baseline

Scope 3 energy and industrial GHG emissions from purchased goods and services (associated with ingredients, packaging), upstream transport and distribution, energy and fuel-related activities, direct emissions from use of sold products (associated with HFC propellants), end-of-life treatment of sold products, and downstream leased assets (associated with ice cream retail cabinets)
	42.0% reduction	By 2030, against a 2021 baseline

Scope 3 forest, land and agriculture (FLAG) GHG emissions from purchased goods and services (associated with ingredients)	30.3% reduction	By 2030, against a 2021 baseline
Climate mitigation actions
We have identified the following decarbonisation levers and actions that will contribute to the delivery of our climate targets across our operations and our value chain:

Decarbonisation lever	Key action	Details

Scope 1 and 2 (Our operations)

Thermal and electrical energy	Improving efficiency and using alternative sources	Improving thermal and electrical efficiency. Introducing more solar thermal technology, electrifying thermal processes, transitioning to sustainably sourced biofuels.

Renewable power	Increasing on-site and enabling off- site renewable energy generation	Exploring increased on-site renewable electricity generation and enabling off-site generation through large-scale, physical and virtual power purchase agreements (PPAs).

Refrigeration	Reducing emissions from refrigeration	Phasing-out high-impact systems and training teams to identify, report and prevent leaks from existing systems.
Scope 3 (Our value chain)

Supplier Climate Programme	Scaling the programme
Co-funding supplier access to expert support services, sharing best practices, assistance in setting GHG reduction targets and creating innovation partnerships with select suppliers. Actively engaging with industry-wide initiatives to drive standardisation and scale up approaches to climate action and transparency.

Reformulating products	Using innovative ingredients	Developing lower GHG products including the use of low GHG ingredients and packaging, and reducing palm oil usage in soap bars.

Forest-risk commodities	Investing in our value chain
Building supply chain infrastructure to meet deforestation-free requirements, enrolling more suppliers and smallholder farmers in our direct sourcing programmes and smallholder development hubs, and driving improvements in the processing of forest-risk commodities.

234	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ENVIRONMENTAL DISCLOSURES

Decarbonisation lever	Key action	Details
Regenerative agriculture	Scaling up adoption
Scaling up adoption of regenerative agriculture in our Foods business, expanding our lower-carbon dairy programme, working across shared supply chains with other businesses that share our suppliers to amplify the impact of programmes.

Chemical ingredients	Reducing GHG intensity	Reducing the GHG intensity of soda ash production by scaling up the use of renewable energy sources. Reducing the GHG intensity of LAS production through increased use renewable energy.

Packaging	Reducing material use	Designing new product packaging formats, transitioning to recycled and renewable feedstocks, and designing packaging for recycling. Supporting the development of waste management infrastructure.

Logistics	Improving efficiency	Redesigning our network, increasing utilisation of intermodal transport, scaling up electric and alternative fuel vehicles.

Ice cream cabinets	Increasing energy efficiency	Renewing cabinet fleet with more energy-efficient models and transitioning to renewable energy.

Aerosol propellants	Developing alternatives	Using less GHG-intensive propellants.
Climate adaptation actions
Some of our planned mitigation actions described above include an element of adaptation, which will help our business respond to the current and expected physical impacts of climate change.
Examples of this include:
■Programmes to end deforestation and scale up regenerative agriculture can help communities adapt to climate change and increase the resilience of our supply chains through healthier soils, which are better able to cope with more extreme weather patterns.
■Reducing overall packaging material use and investing in collection and processing partnerships will help to reduce plastic pollution, which can contribute to flooding.
We are taking some other, more specific, adaptation actions outside of our
Climate Transition Action Plan.
Examples of this include:
■Flexible production between manufacturing sites.
■Water stewardship programmes in water-stressed sites.
■Developing supplier strategies for alternative and sustainably sourced materials to build supply chain resilience.
■Leveraging new climate-driven consumer trends, such as plant-based alternatives and fabric cleaning products that work at lower temperatures.
Climate advocacy actions
To maximise the impact of Unilever’s mitigation and adaptation actions and to create a level playing field, we advocate for policies that drive the global transition to net zero.
Our cross-cutting advocacy plans aim to:
■Raise the ambition of national climate strategies and plans in key markets to align with a 1.5°C pathway.
■Ensure carbon is priced at levels necessary for the delivery of the Paris
Agreement goals.
■Scale up renewable energy capacity and secure the rapid phase-out of fossil fuels, including fossil fuel subsidies.
■Support forest protection and nature restoration.
■Encourage the evolution of the GHG Protocol’s standards to incentivise faster emissions reduction actions in value chains.
Our full Climate Transition Action Plan is published on our website. We have set out the progress we have made in 2024 in implementing our CTAP in Actions and resources in relation to climate change policies on page 240.

Unilever Annual Report on Form 20-F 2024	235

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ENVIRONMENTAL DISCLOSURES

Interaction of material impacts and risks with strategy and business model
Our material Environmental impacts, risks and opportunities resulting from the double materiality assessment (DMA) and the process by which these were identified are detailed on page 230. No climate-related opportunities were identified during the DMA process.
We further conducted a scenario analysis in 2024, to assess the potential financial effects under different climate scenarios of these risks and opportunities assuming we take no action (gross risk) and assuming we take action (net risk) to mitigate the risks. This exercise helps us understand the resilience of our strategy and business model to climate change.
As part of this process, each risk was categorised as a physical or transition risk across three time horizons – near term (2030), medium term (2039) and long term
(2050), in line with our climate target goals. Each risk was considered under two lower temperature scenarios of 1.5ºC and <2ºC and two higher temperature scenarios of <3ºC and >4ºC.
We believe the four climate scenarios selected as part of this exercise cover a comprehensive range of plausible risks and uncertainties.
The 1.5ºC and <2ºC scenarios contain critical assumptions about the transition to a lower-carbon and resilient economy. The <3ºC and >4ºC high warming scenarios were selected to test the resilience of the business to the more extreme physical impacts of climate change.
The scenarios described in the table below align with the Intergovernmental Panel on Climate Change (IPCC’s) Sixth Assessment report and use the upper end of the likely temperature ranges (in terms of probability of occurrence), to better account for acknowledged uncertainty in climate modelling. This approach allows us to test a range of plausible but challenging physical risks within the time boundaries of our scenario analysis to 2050. The key forces and drivers across the changing physical climate, policy and market landscape that we considered in modelling the effects of each scenario are set out on page 248.

Scenarios
	1.5°C	<2°C	<3°C	>4°C
	Transition scenario	Transition scenario	Physical scenario	Physical scenario
IPCC alignment	C1: SSP(a)1-1.9	C3: SSP(a)1-2.6	C6: SSP(a)2-4.5	C8: SSP(a)5-8.5
Scenario description	Global average temperature rises are limited to 1.5°C by 2100 (>50%(b)) with no or limited overshoot.	Global temperatures continue to increase but remain below 2°C by 2100 (>67%(b)).	Global temperatures continue to increase and are limited to 3°C (>50%(b)) by 2100.	Global temperatures continue to increase and exceed 4°C (>50%(b)) by 2100.
	This is achieved via immediate and coordinated global policy and action.	This is achieved through globally coordinated climate policies, although significant action only begins after 2030.	There is no globally coordinated climate policy; climate mitigation policies and actions are limited to those already in place.	There is no new globally coordinated climate policy and irreversible tipping points are at increasing risk of being crossed.
	Net zero CO2e achieved by 2050.	Net zero CO2e achieved by approximately 2070.	Net zero not reached by 2100, although CO2e levels decline from mid-century.	CO2e levels continue to rise throughout the 21st century.
(a)Shared Socioeconomic Pathways (SSPs).
(b)Probability of occurrence.
We used the selected scenarios to validate the output of our double materiality assessment (DMA). This involved a review of risks that may emerge in the period to
2050, based on the drivers of the scenarios (including Shared Socioeconomic
Pathway descriptions), a review of other literature, and analysis of peers. The risks and opportunities identified in the DMA were broken down into sub-risks and opportunities and were assessed based on a high-level analysis of potential financial impact.
For each risk and opportunity identified, we conducted a feasibility analysis to determine the appropriateness of either quantitative or qualitative scenario analysis methods. The criteria used for this were: availability of internal and external data, and maturity of modelling approaches. This process included the development of driver trees to understand the relationship between external scenario drivers and potential financial effects. These driver trees considered variables that influence gross and net risk.
We gathered key internal and external data, including from interviews with internal subject matter experts. When data was unavailable, we tested and agreed on reasonable proxies. Additionally, we identified relevant drivers of sub-
risks and opportunities for each scenario.
Our analysis does not specifically model the effect of reaching climate tipping points (such as the melting of Greenland ice sheets) but such events could exacerbate both climate and related financial impacts. The analysis is conducted on a national or regional data level and excludes geography-specific breakdowns of temperature increase and drought forecasts/crop yield declines.
We created a forward-looking view of our revenue, cost of goods sold (COGS)
and operating profit as a baseline against which to compare gross risks in each scenario. This included assumptions about how our business could change from
2024 to 2050, such as:
■Revenue growth at a consistent rate, based on prior trends over five years.
■Volume growth at a consistent rate, based on the relationship with revenue over five years.
■Emissions growth in line with volumes.
■Adjustments for the demerger of the Ice Cream business from 2026.
■No further progress against sustainability targets compared to present day.
This baseline enabled consistent assessment of the potential financial effects of gross risks. To estimate the potential financial effects of net risks, we incorporated the achievement of our sustainability goals as the primary lever.
Additional key assumptions included:
■Alternative supply strategies for key commodities; and
■Considering the impact of possible hedging strategies.
We structured our approach to be able to quantify the potential financial effects of our risks over time to revenue, COGS, and operating profit, relative to the baseline described above. The models considered the impact for gross and net risks, in absolute monetary value and as a percentage of net revenue (turnover).
The results are not a forecast, rather they are an exploration of a range of possible futures. A limitation of the approach of quantitative modelling is that not every action we take to manage the identified risks can be easily captured within a quantitative model. For example, the balance of our portfolio of affordable household staples compared to premium alternatives provides relative resilience to the risk of aggregate demand shocks, which we were not able to capture, due to modelling complexity.
In scenarios that consider transition risks, where strict regulation is adopted on land use and product sourcing transparency, our analysis considers the material impacts that will be faced in 1.5ºC and <2ºC scenarios. It is assumed that these regulations will not have been adopted in higher temperature scenarios of <3ºC and >4ºC and hence, no impacts were assessed. Where quantitative modelling for a risk was not possible, a qualitative assessment was made using driver trees, which provided a structured framework for analysing how each sub-risk may create financial implications for the business.

236	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ENVIRONMENTAL DISCLOSURES

The tables below set out the material climate-related risks that have been assessed.

Changing climate and extreme weather events (physical risk)
Rising temperatures and increasing drought frequency reduce crop outputs and increase commodity prices
€bn impact on net profit (as a % of net revenue)
Description	Assumptions	Scenario	Risk type	2030	2039	2050
Extreme weather events such as sustained high temperatures increase the probability of crop failures and reduced crop yields.
Gross risk
■By 2050, palm prices increase by
13% (1.5ºC) – 31% (4°C) and other
commodities by an average of 17% (1.5°C)
– 40% (4°C).
■By 2050, extreme weather causes a 0.7%
(1.5ºC)- 1.1% (4°C) loss in revenue due to
reduced crop availability.
■Assumes 0% pass-through of costs
to customers.
Net risk
■A share of crop prices is fixed via hedging
instrument.
		1.5°C	Gross	-0.8 (-1.3%)	-1.2 (-1.5%)	-1.9 (-1.7%)
			Net	-0.8 (-1.3%)	-1.2 (-1.5%)	-1.8 (-1.7%)
		<2°C	Gross	-0.9 (-1.5%)	-1.4 (-1.8%)	-2.3 (-2.1%)
			Net	-0.9 (-1.4%)	-1.4 (-1.7%)	-2.2 (-2.0%)
		<3°C	Gross	-0.9 (-1.5%)	-1.6 (-2.0%)	-2.9 (-2.6%)
			Net	-0.9 (-1.4%)	-1.6 (-1.9%)	-2.7 (-2.5%)
		>4°C	Gross	-1.0 (-1.6%)	-2.0 (-2.5%)	-3.8 (-3.4%)
			Net	-1.0 (-1.5%)	-1.9 (-2.4%)	-3.6 (-3.3%)

Changing climate and extreme weather event (physical risk)
Aggregate demand shocks
€bn impact on net profit (as a % of net revenue)
Description	Assumptions	Scenario	Risk type	2030	2039	2050
Extreme weather events increase
adaptation costs globally, resulting
in increased macroeconomic
pressure, falling GDP and reduced
consumer disposable income. This
is most felt in markets that are less
prepared for extreme weather
events.

Gross risk
■Scenario-related GDP loss due to climate
change modelled using RCP 2.6 and 6.0
impacts.(a)
■Global GDP impact due to climate change
in 2050 by -6.8% (1.5°C) to -16% (4°C).
■Income elasticity coefficients applied to
GDP losses to model how a fall in global
income leads to reduced consumer
spending.
■Income elasticity coefficients used for
premium (1.44) and non-premium (1.00)
categories to model rates of spending
decline by product type.
Net risk
■No mitigations were modelled
quantitatively.
		1.5°C	Gross	-0.7 (-1.2%)	-1.8 (-2.2%)	-3.8 (-3.4%)
		<2°C	Gross	-0.8 (-1.3%)	-1.9 (-2.4%)	-4.2 (-3.8%)
		<3°C	Gross	-0.9 (-1.4%)	-2.4 (-2.9%)	-7.4 (-6.7%)
		>4°C	Gross	-0.9 (-1.5%)	-2.7 (-3.3%)	-8.9 (-8.1%)
(a)Representative Concentration Pathways (RCPs).

Changing climate and extreme weather events (physical risk)
Increased manufacturing and supply disruption
Description	Assumptions	Risk type	Description
Increased physical effects
of climate change disrupt
commodity supplies, cause plant
outages or disrupt our distribution
infrastructure, causing delays and
supply shortages and increasing
uncertainty in financial planning for
key commodities.
Given the volatility-driven,
and therefore unpredictable,
nature of this risk, a quantitative
analysis is not feasible.

Gross risk
■Climate change-driven increase in extreme
weather disrupts supply chains, increasing
delays, shortages and costs.
Net risk
■Alternative sourcing strategies alleviate
commodity shortages; insurance reduces
costs from damages, delays and
shortages; hedging fixes a share of
commodity and energy prices.
Gross
In 1.5°C and <2°C scenarios, rising temperatures intensify
extreme weather and market volatility, increasing commodity/
energy and procurement costs. However, in <3°C and >4°C
scenarios, greater temperatures rises drive more extreme
weather (a 4°C rise quadruples extreme weather versus
1.5°C), thereby increasing costs.

Net
In 1.5°C and <2°C scenarios, mitigation actions reduce
commodity/energy and procurement costs. However, in <3°C
and >4°C scenarios, extreme weather is more likely, increasing mitigation costs (e.g. insurance and hedging) and narrowing
the gap between gross and net costs.

Unilever Annual Report on Form 20-F 2024	237

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ENVIRONMENTAL DISCLOSURES

Carbon taxes (transition risk)
Carbon taxes levied on suppliers increasing raw material costs
€bn impact on net profit (as a % of net revenue)
Description	Assumptions	Scenario	Risk type	2030	2039	2050
Carbon taxes impact the price of raw materials.
Gross risk
■1.5°C: Carbon price increases from USD
70/T in 2025, reaching USD 250/T by
2050, based on the IEA’s(a) Net Zero 2050
Scenario..
■<2°C: Carbon price increases from USD 0/
T in 2030, reaching USD 200/T by 2050,
based on the IEA’s Announced Pledges
Scenario.
■Carbon tax mechanisms are implemented
in all regions uniformly.
■Both carbon taxes and carbon removals
costs are paid from 2039.
Net risk
■We achieve 90% reduction in emissions
versus our 2021 baseline by 2050; carbon
removals are purchased from 2039 to 2050
to neutralise residual emissions; cost of
carbon removals is USD 83/T by 2050 in
all scenarios.
Excludes impacts on household purchasing
power due to carbon taxes.
		1.5°C	Gross	-5.3 (-8.4%)	-9.0 (-11.1%)	-14.2 (-12.9%)
			Net	-2.6 (-4.2%)	-3.9 (-4.8%)	-1.0 (-0.9%)
		<2°C	Gross	0.0 (0.0%)	-7.1 (-8.8%)	-11.3 (-10.3%)
			Net	0.0 (0.0%)	-3.4 (-4.3%)	-0.9 (-0.8%)
(a)International Energy Agency (IEA).

Land use pressure & regulation (transition risk)
Impact of changing land use regulation on crop prices
				€bn impact on net profit (as a % of net revenue)
Description	Assumptions	Scenario	Risk type	2030	2039	2050
Regulations and changing land use patterns reduce land available to meet increasing demand for food crops and biomass/feedstock and reduce crop outputs.
Gross risk
■1.5°C:
■Cropland growth of 0.2% CAGR and
crop demand growth of 0.7% CAGR, as
per academic sources.
■Implied annual crop price growth
of 0.5%.
■<2°C:
■Zero cropland growth and crop demand
growth of 0.7% CAGR, as per academic
sources.
■Implied annual crop price growth
of 0.7%.
Net risk
■No mitigations have been modelled, due to
complexity and lack of data. We maintain
our deforestation-free target for key forest-
risk commodities and implement our
sustainable sourcing programmes.
		1.5°C	Gross	-0.7 (-1.0%)	-0.8 (-1.0%)	-1.1 (-1.0%)
		<2°C	Gross	-0.7 (-1.2%)	-1.0 (-1.3%)	-1.6 (-1.4%)

Product regulations and claims: composition and sourcing transparency (transition risk)
Increased scrutiny of sustainability claims
Description	Assumptions	Risk type	Description
Introduction of anti-greenwashing regulation globally increases the scrutiny of sustainability claims.
Gross risk
■Higher costs associated with increased
compliance.
■Potential revenue decline due
to reputational damage should
investigations be opened to review our
claims.
Net risk
■We achieve our sustainability targets,
which credibly substantiate our
sustainability claims, and align our
sustainability marketing across brands for
consistency.
Gross
1.5°C: In the short term, countries worldwide follow Europe’s lead by formalising anti-greenwashing regulation. Regulators monitor and scrutinise sustainability claims more rigorously.
<2°C: Regulatory scrutiny becomes more rigorous from 2030,
increasing the potential for action against us in the shape of claims reviews.

Net
External audit, internal controls and verification processes support our sustainability claims, reducing the risk of negative impacts on our reputation and P&L.
Increased brand and marketing spend to effectively
communicate our claims across brands.

238	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ENVIRONMENTAL DISCLOSURES

Product regulations and claims: composition, sourcing transparency and labelling (transition risk)
Impact of increasing sourcing transparency requirements on commodity prices and operating costs
Description	Assumptions	Risk type	Description
Growing regulatory requirements increase scrutiny of, and sustainability requirements for, commodity supply chains increasing commodity and compliance costs.
Gross risk
■Regulations (e.g. CSDDD, EUDR) become
more stringent and prevalent, increasing
due diligence requirements for raw
material sourcing, labour standards and
manufacturing processes, and fines for
non-compliance. Initially affecting Europe,
expanding to all regions from 2030.
Net risk
■We maintain our deforestation-free target
for forest-risk commodities and comply
with EUDR to avoid fines; we invest in
sustainable supply chain technology and
compliance capabilities; we re-design
products to alleviate dependency on less
sustainable inputs.
Gross
1.5°C: Commodity costs rise due to sourcing from compliant
suppliers and higher labour costs, while due diligence
compliance costs and potential fines increase operating
expenses.
<2°C: Costs are deferred, as policy action is delayed to 2030 and applies primarily within the EU.

		Net	Implementation of our sustainable sourcing programmes limits cost exposure, and implementation technology and training to ensure compliance with regulations (e.g. EUDR) reduces the risk of fines.

Energy transition (transition risk)
Rising cost of petrochemicals
€bn impact on net profit (as a % of net revenue)
Description	Assumptions	Scenario	Risk type	2030	2039	2050
Petrochemical prices rise driven by policy interventions targeting the energy transition away from fossil fuels and rising oil prices.
Gross risk
■By 2050, petrochemical prices increase by
0.9% (1.5°C) to 1.9% (>4°C) CAGR to
2050 driven by policy interventions.
■Market prices for key petrochemicals
ingredients used to set baseline.
■Forecast market price growth rate scaled
using NGFS.(a)
■0% pass-through of increased costs
to customers.
Net risk
■Sustainable alternatives assumed
to substitute a share of volumes.
■Hedging used to fix a share of
petrochemical prices.
		1.5°C	Gross	-0.3 (-0.5%)	-0.5 (-0.6%)	-0.8 (-0.7%)
			Net	-0.3 (-0.5%)	-0.5 (-0.6%)	-0.8 (-0.7%)
		<2°C	Gross	-0.4 (-0.6%)	-0.7 (-0.9%)	-1.4 (-1.3%)
			Net	-0.4 (-0.6%)	-0.7 (-0.9%)	-1.3 (-1.2%)
		<3°C	Gross	-0.5 (-0.8%)	-1.0 (-1.2%)	-2.1 (-1.9%)
			Net	-0.4 (-0.7%)	-0.9 (-1.1%)	-1.9 (-1.8%)
		>4°C	Gross	-0.5 (-0.8%)	-1.0 (-1.2%)	-2.1 (-1.9%)
			Net	-0.4 (-0.7%)	-0.9 (-1.1%)	-1.9 (-1.8%)
(a)Network for Greening the Financial System (NGFS).

Unilever Annual Report on Form 20-F 2024	239

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ENVIRONMENTAL DISCLOSURES

In preparing our 2024 Unilever consolidated financial statements, we have considered the impact of both physical and transition climate change risks, as well as our mitigation plans and our CTAP, on the current valuation of our assets and liabilities. We do not believe there is a material impact on the financial reporting judgements and estimates arising from these considerations. As a result, the valuations of our assets and liabilities have not been significantly impacted as at 31 December 2024.
Refer to note 1 of the consolidated financial statements for further information on page 142.
Resilience of our strategy and business model to
climate change
The outcomes of our scenario analysis provide us with insights into potential business and financial risks and are an important input into our strategic planning processes over the medium- to long-term horizons.
The analysis indicates that physical climate risks may impact us in all scenarios, especially at <3°C and >4°, becoming more pronounced over time. Under these scenarios, physical climate risks impact our supply chain, causing damage and disruption, reducing crop yields and driving up commodity prices. Rising temperatures and extreme weather increase adaptation and mitigation costs, depress GDP growth, and may reduce demand for our products, especially for premium products and in more climate-affected regions. To mitigate these risks, we are:
Building resilience in our supply chain: We are implementing deforestation-
free and sustainable sourcing programmes to help suppliers adopt resilient practices and develop alternative sourcing strategies. Our supply chain resilience and procurement teams work together to address resilience issues through detailed action plans, using a proactive and digital-driven approach. In 2023, we started a transformation programme in Foods to address climate change supply chain disruptions, and we expanded this to other Business Groups in 2024. In addition, we have invested in Unilever Oleochemicals Indonesia (UOI) to produce palm derivatives for various regions and secure our long-term supply of product (including future sustainable product).
Continually evolving our portfolio towards more sustainable products:
While the ability to predict and respond to demand shocks may be limited, we will be positioned to leverage the diversity of our portfolio and the strength of our affordable core brands to mitigate some of the impact. For example, we are developing products that can be used with less water.
Hedging against commodity price rises: We forward-buy traded commodities and use other similar mechanisms to hedge against price rises in the short term.
The Global Commodities team monitors market insights and risks for all key commodities on an ongoing basis to develop hedging proposals. In addition, we monitor changing weather patterns and integrate weather system modelling into our forecasting process.
Transition risks are more significant and may impact us sooner in 1.5°C and
<2°C scenarios. Earlier implementation of global carbon taxes, evolving sustainable supply chain regulations (e.g. EUDR or CSDDD) and changes to land use regulations (e.g. to increase protected areas) could increase costs.
Stricter sustainability claims regulations could make it harder and more expensive to commercialise the benefits of our sustainability investments. To mitigate these risks, we are:
Reducing our GHG emissions: We are taking action to reduce our most material GHG emissions, as set out in our CTAP, and mitigate the potential financial impact of carbon taxes. The scenario analysis identifies the transition risk associated with carbon taxes as the risk with the largest potential financial effect to our business. Our actions include product redesign strategies to replace petrochemical based ingredients with more sustainable alternative ingredients.
Sourcing our commodities responsibly: We remain focused on maintaining our deforestation-free target for key forest-risk commodities and continuing to implement our sustainable sourcing programme to increase the transparency of our sourcing decisions.
Investing and upskilling: We are investing in technology and workforce upskilling, to ensure compliance with current and future legislation.
Significant uncertainties remain about the extent and exact nature, timing, and geographic location of both physical and transition climate risks to our business.
While the potential financial effects of carbon taxes, in the scenarios of limiting warming to 1.5C or <2C, may be significant to our business, high warming (<3°C and >4°C) scenarios would pose profound challenges to global economic stability and thus even greater uncertainty for our business. As a result, we continue to advocate externally to ensure carbon is priced at levels necessary to achieve the Paris Agreement goals. This will be key to meeting our 2030 targets and net zero ambition. Our wider climate advocacy agenda is not just critical to supporting the achievement of our climate targets but is also key to driving systemic global initiatives to limit the possible impacts of the climate scenarios.

240	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ENVIRONMENTAL DISCLOSURES

IMPACT, RISK AND OPPORTUNITY MANAGEMENT
Policies
Unilever’s climate policies, which include policies related to our own operations and our value chain, are disclosed in our Environmental policies section on page
232. The table below demonstrates our policy positions on addressing our material climate-related impacts and risks.

	GHG emissions(a)	Land use regulation	Product regulations and claims	Energy transition

Unilever Environmental Policy	■		■	■
Responsible Partner Policy	■	■
People & Nature Policy	■	■
Sustainable Agriculture Code and Sustainable Agriculture Principles	■	■
Hedging Policy(b)	■			■
(a)Includes GHG emissions in our own operations and value chain, and impacts relating to changing climate and extreme weather events and carbon taxes.
(b)Unilever's hedging policy is provided in note 16 of the Financial Statements on page 174. This forms part of the Treasury standards ultimately owned by the CFO.
Actions
The key actions we have taken in 2024 against each decarbonisation lever identified in our CTAP are set out below.
Our operations (Scope 1 and 2)
Reductions in our Scope 1 and 2 emissions are expected to account for approximately 1% of our targeted GHG emissions reductions to 2030. An increasing number of sites are electrifying thermal energy production by using heat pumps and electric boilers, and in 2024 we installed our first industrial-scale electric boiler at our Nepal factory.
Our Scope 1 and 2 emissions reductions include the impact of the GHG emissions from our significantly expanded operations at our Unilever
Oleochemicals Indonesia (UOI) refinery. To help manage this impact, UOI has invested in sourcing biomethane, which is being produced from a waste product of the palm oil production process, from two palm mills to supply its energy needs. A roadmap is in place to do this for six other mills over the next three years and we plan to significantly increase our use of this renewable fuel by
2030.
Our focus in the coming years remains on implementing large-scale electrical and thermal energy efficiency initiatives, electrifying thermal processes, and sourcing sustainable biofuels. Each of our Business Groups has developed detailed roadmaps, considering the most appropriate low-carbon technologies and energy sources for our diverse range of manufacturing technologies and site locations.
Our value chain (Scope 3)
The table set out on page 242 demonstrates the contribution of our identified
Scope 3 decarbonisation levers towards our targeted GHG emissions reductions to 2030.
Supplier Climate Programme
Our Supplier Climate Programme, launched in 2021, is focused on accelerating the transition of key suppliers to a position of climate leadership. We define this as suppliers setting their own science-based GHG reduction targets, publicly reporting progress against their targets, and having the capacity and capability to provide us with a Product Carbon Footprint (PCF) for the materials we buy.
In 2024, we engaged with 291 suppliers to accelerate their climate action and capabilities. These suppliers represent approximately 42% of Unilever’s Scope 3 emissions from raw materials, packaging and collaborative manufacturing. Out of the 291 suppliers we approached, 181 are actively participating in the programme to date. In total, we have received almost 700 PCF data sets from suppliers, which form the basis for identifying, planning and delivering emissions reductions. Where these PCFs have been validated by our internal teams to be calculated in line with the PACT (Partnership for Carbon Transparency)
methodology, they have been used in 2024 as part of our Scope 3
GHG emissions calculation. In 2024, we also focused on upskilling on climate action within our Procurement function.
Separately, our Business Groups have led the identification of strategic suppliers with whom we can create innovative and high-impact partnerships to reduce emissions. For example, Personal Care has established workstreams with two aerosol can suppliers to further explore GHG reduction opportunities through recycled and low-carbon aluminium.
In 2025, the focus for the Supplier Climate Programme will be to scale the initiative further, drive emission reduction plans for priority portfolios through decarbonisation roadmaps with suppliers, and to embed climate into key commercial processes and documents, including supplier contracts.
Reformulating products
This is one of our biggest opportunities to reduce emissions without compromising on product performance or consumer experience. In 2024, our
Business Groups deployed several reformulated products with demonstrated
GHG reductions in market. These products included Sunlight’s 100% plant-based
RhamnoClean technology and Persil’s Wonder Wash detergent in our Home
Care Business Group. Our Personal Care Business Group successfully launched soap bars with reduced fatty matter content delivering a superior consumer experience across two key brands in India, with plans to roll out to other markets from 2025 onwards.
Our Business Groups have now established detailed reformulation roadmaps across their portfolios to 2030, which will form the basis of innovation plans beyond 2024 to deliver superior products while reducing GHG emissions.
Forest-risk commodities
The GHG emissions from the production of our key forest-risk commodities (i.e.
palm oil, paper and board, tea, soy and cocoa) arise from land use change (e.g.
deforestation), agricultural practices and downstream processing. In 2024, we set a goal to maintain a 95% deforestation-free supply chain of these commodities in 2024.
Palm oil is the most material forest-risk commodity in our supply chain. To address this, we enrolled over 20 independent palm oil mills and tier two suppliers into our sustainability programme in 2024. We are making progress on our Good Palm strategy, which enrols new suppliers into our programme, including those we partner with to remediate past deforestation. We have mapped the locations of over 32,000 smallholder farms and are active in three palm oil smallholder development hubs with SNV, Widya Erti Indonesia (WEI)
and the World Resources Institute (WRI). To drive improvements in the processing of forest-risk commodities and lower GHG emissions in the future,
336 palm oil mills in our supply chain now have methane capture in place.
Regenerative agriculture
In 2024, we raised our ambitions, committing to scale up regenerative agriculture practices across 1 million hectares by 2030 and implemented 17 new regenerative agriculture projects, bringing our total to 23 active projects covering a cumulative total of over 129,000 hectares since 2021. For further information on our regenerative agriculture programmes, refer to page 255 within our
Biodiversity and Ecosystems disclosure.
Chemical ingredients
Two key chemical ingredients contribute a significant proportion of our Scope 3
GHG emissions: linear alkylbenzene sulphonate (LAS) and soda ash. To meet our Scope 3 reduction targets, we must reduce the GHG intensity of both LAS and soda ash production.
In 2024, we worked closely with our suppliers of these ingredients to reduce the
GHG footprint of their LAS production and contracted for additional volumes of low-GHG soda ash. The latter includes lower-GHG synthetic soda ash manufactured with carbon capture of CO2 emissions from processing, as well as natural soda ash. We will continue to scale these programmes in the period
2025-2027.
Packaging
Emissions from packaging predominantly arise from packaging production and at end of life through incineration or landfill. In 2024, we reduced our use of virgin plastics for the packaging of our products by 23% versus a 2019 baseline. We reported 57% of our plastic packaging to be reusable, recyclable or compostable, and that we collected and processed plastic waste equivalent to 93% of our plastic packaging sold. The focus of our future packaging plans will be to further increase recyclability, increase PCR inclusion and accelerate absolute virgin plastic reduction in all formats including flexibles.

Unilever Annual Report on Form 20-F 2024	241

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ENVIRONMENTAL DISCLOSURES

Logistics
We use logistics and distribution networks across the world to transport our raw materials and products, resulting in GHG emissions from fossil fuel use. In 2024, we achieved a 2% reduction in CO2e per sold tonne compared to 2023. This improvement was primarily driven by reduced kilometres travelled due to operational efficiencies in North America. We also made good progress in our Ice
Cream business in Turkey where we are using solar power for our fleet, which now includes 47 electric vehicles.
Ice cream cabinets
Ice Cream has a global cabinet fleet of close to 3 million point-of-sale ice cream freezers, all of which use electricity with associated GHG emissions. Renewable
Energy Certificates (RECs) that were purchased in 2023 to offset a proportion of electricity used by these cabinets in Turkey and Indonesia were not renewed for
2024. The impact of this decision is reflected in our total 2024 Scope 3 GHG emissions.
In March 2024, Unilever announced the planned separation of the Ice Cream
Business Group in 2025. As a result, a revised climate strategy for the standalone business will be developed in 2025.
Aerosol propellants
Outside of the US and Canada, Unilever uses natural hydrocarbon gases for these spray formats which are not classified as GHGs. However, in part due to historic restrictions in the US and Canada regarding volatile organic compound
(VOC) regulations, our spray formulas in these markets use hydrofluorocarbon propellant which is classified as a GHG.
In 2024, we made further progress towards our key milestones on innovating for alternative propellant systems to replace hydrofluorocarbon propellants, with ongoing efforts focused on technology readiness and proposition testing ahead of product launches in future years.
Climate & Nature Fund
Our Climate & Nature Fund (CNF) supports the delivery of our sustainability goals and in 2024, our total CNF commitments since the Fund’s launch in 2020 increased from €0.3 billion in 2023 to €0.7 billion. We added €0.4 billion in 2024 related to our upstream value chain investments, which contribute to Unilever's future fit operations and sustainability goals, including our NDPE palm value chain investments in UOI. In addition, we invested €23 million in a partnership with Nufarm, through which we are aiming to develop a variety of sugar cane to extract lower GHG intensity plant-based oils for use in cleaning ingredients.
Cumulative spend by the Fund since 2020 is €0.4 billion.
Our wider influence on society
Policy advocacy
In 2024, we made progress on many of our climate policy advocacy priorities.
Key actions included:
■Nationally Determined Contributions: We published a report on the importance of Nationally Determined Contributions (NDCs) in raising national climate ambition to align with a 1.5°C pathway, including via the implementation of robust carbon pricing mechanisms. It was promoted via social media and was the subject of a Climate Week event in New York, co-
hosted with the Brazilian government.
■Renewable energy capacity and fossil fuel phase-out: As members of
RE100, WBCSD and at global events such as Climate Week New York,
Unilever has actively supported the global campaign to triple renewable energy capacity. In 2024, we joined the Asia Clean Energy Coalition (ACEC)
and have been active in the Indonesia Working Group, co-developing research and a government engagement plan.
■GHG Protocol standards to incentivise emissions reduction actions in value chains: Through our participation in relevant WBCSD working groups and the Value Change Initiative, we are working collaboratively to tackle the challenge of quantifying the GHG emissions impact of interventions in our land-based value chain, and how to count that impact towards our sustainability goals.
■Chemical ingredients: We are engaged in two issues teams within Cefic, the
European Chemical Industry Council, focused on market pull measures to support sustainable feedstocks, and a WBCSD working group established to drive alternative chemical feedstocks. Unilever now also chairs a cross-
industry working group on the topic in India.
Trade associations and industry partnerships
In March 2024, we published our first Climate Policy Engagement Review, which included an independent review of the positions and engagement activities of our main industry associations, to determine whether they are consistent with
Unilever’s priority policy areas. We received a 100% (14/14) score for our disclosures on climate policy engagement from InfluenceMap, a global think tank providing open-source data on corporate influence on climate change to investors and other stakeholders.

242	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ENVIRONMENTAL DISCLOSURES

METRICS AND TARGETS
Targets
Our near-term 2030 targets to reduce our GHG emissions have been set in accordance with a cross-sector emissions pathway and the draft GHG Protocol Land
Sector and Removals guidance and align with the near-term time horizon of 2030 considered in our resilience analysis. Our targets that relate to the risks associated with land use pressure and regulation and product regulations and claims are addressed within Biodiversity and Ecosystems on page 256.
We set our climate targets for the entities and activities that fall within the boundaries of our GHG inventory, as disclosed in our total GHG emissions on page 244. As part of our critical assumptions for setting our GHG emission reduction targets, our 2030 modelled outcomes include our 2030 growth trajectories and reflect the expected technology advances, product formulation changes and portfolio shifts in the period. Our GHG emissions for 2015 (Scope 1 and 2) and 2021 (Scope 3)
were considered as representative of Unilever’s typical GHG emissions profile and form the baselines for our targets.
The table below sets out our baseline emissions, the scope of our baseline emissions covered for each target and the absolute 2030 GHG emissions target value.

Climate targets (million tonnes CO2e)	Baseline year	Total baseline emissions	Emissions in scope of 2030 target %	Baseline emissions in scope of target	Total emissions target reduction factor	2030 target absolute reduction
Scope 1 and 2	2015	2.1	95.6%(a)	2.0	100.0%	2.0
Total Scope 3	2021	55.3	71.8%	39.8	39.5%	15.7
Total Scope 3 FLAG	2021	10.2	81.9%(b)	8.4	30.3%	2.5
Total Scope 3 E&I	2021	45.1	69.6%(b)	31.4	42.0%	13.2
(a)Exceeds minimum coverage required by SBTi of 95%.
(b)Exceeds minimum coverage required by SBTi of 67.5%.
To meet our targets, our actions must deliver the planned reduction in our baseline emissions as well as 100% reduction in additional emissions from product volume growth between the baseline year and 2030. We have plans in place to cover 100% of our Scope 1 and 2 emissions in scope of our Scope 1 and 2 target through three priority decarbonisation levers of thermal and electrical energy, renewable power and refrigeration. The actions we have identified to reduce our Scope 3 emissions only partially address the total emissions in scope of our Scope 3 target. We have identified a scaling and innovation gap to reach our target which underscores the need to continually search for new solutions and ways to scale existing ones faster than is currently possible. Of the identified plans, we expect the most material reductions to come from Scope 3 FLAG and E&I emissions related to raw materials and ingredients.
The table below demonstrates the contribution of our identified decarbonisation levers towards reducing both our Scope 3 baseline emissions and our forecasted
Scope 3 GHG emissions from volume growth in the period to 2030.

Scope 3 Decarbonisation lever	% contribution of targeted reductions (baseline plus growth)
Supplier Climate Programme	14%
Reformulating products	13%
Forest-risk commodities	10%
Regenerative agriculture	4%
Chemical ingredients	6%
Packaging	3%
Logistics	2%
Ice cream cabinets	19%
Aerosol propellants	7%
Sub total	78%
Scaling and innovation gap(a)	22%
Total(b)	100%
(a)The scaling and innovation gap represents the amount of GHG emissions for which we need to develop new or scale existing solutions.
(b)Represents 15.7m CO2eT of total reductions by 2030 vs. 2021 baseline plus additional reductions to cater for emissions from growth in the period 2021–2030.

Unilever Annual Report on Form 20-F 2024	243

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ENVIRONMENTAL DISCLOSURES

Scope 1 and 2 target performance

The percentage change in Scope 1 and 2 market-based GHG emissions is the difference between the current reporting period and the 2015 baseline period (1
October 2014 to 30 September 2015). Gross Scope 1, 2, 3 and total GHG emissions calculation methodology is disclosed on page 244.
Exclusions: All emissions from biogenic fuels and owned or leased vehicles controlled by Unilever are excluded from the target scope in line with the SBTi minimum scope requirement.

Scope 1 and 2 GHG emissions – Unilever operations (million tonnes CO2e)	2030 target % reduction	2015 baseline	2024 % change vs. 2015 baseline	2023 % change vs. 2015 baseline(a)(b)	2022 % change vs. 2015 baseline(a)(c)
Reduce absolute operational GHG emissions (Scope 1 and 2) by 100% by 2030 from a 2015 baseline	-100%	2.01	-72%	-70%	-63%
(a)2023 and 2022 measured for 12-month period ended 30 September.
(b)Restated from 74% in 2023 due to change in measurement methodology (see below).
(c)Restated from 68% in 2022 due to change in measurement methodology (see below).
In 2023, we improved our GHG measurement methodology, with a more complete and accurate measurement of emissions categories previously deemed immaterial.
In 2024, to comply with SBTi guidelines, some of these emission categories (e.g. small offices and small warehouses), have been included in our SBTi target emissions coverage, including our 2015 baseline, resulting in a restatement of performance for prior years.
The 2% improvement in our target performance is driven by good progress on our Scope 1 emissions in 2024 related to continued energy efficiency measures, electrifying thermal energy production at several sites and our first industrial-scale electric boiler at our Nepal factory.
Our Sustainability Progress Index (SPI) climate goal (Scope 1 and 2) performance, for internal remuneration purposes, was 76.5% as detailed on page 105.
Scope 3 target performance

Scope 3 Energy and Industrial GHG target – 42% absolute reduction in SBTi Scope 3 E&I GHG emissions by 2030
The percentage change in Scope 3 Energy and Industrial (E&I) GHG emissions is the difference between the current reporting period and the 2021 baseline period
(1 October 2020 to 30 September 2021).
Emissions are categorised according to the GHG Protocol Corporate standard and include those from ingredients and packaging purchased by Unilever, ingredients and packaging from collaborative manufacturing in India, fuel and energy activities, upstream transport and distribution, hydrofluorocarbon (HFC)
propellants in sold products, end-of-life treatment of sold products manufactured by Unilever and by collaborative manufacturers in India, and downstream leased assets.
Exclusions: E&I emissions associated with collaborative manufacturers outside India, purchased goods and services outside of ingredients and packaging, capital goods, waste generated in operations, business travel, employee commuting, downstream transport and distribution, processing of sold products, use of sold products (water purifiers only), franchises and investments.
Scope 3 Forest, Land and Agriculture GHG target – 30.3% absolute reduction in SBTi Scope 3 FLAG GHG emissions by 2030
The percentage change in Scope 3 Forest Land and Agriculture (FLAG) GHG emissions is the difference between the current reporting period and the 2021 baseline period (1 October 2020 to 30 September 2021).
FLAG emissions relate to GHG Protocol Category 1 – ingredients purchased by Unilever and collaborative manufacturers in India.
Exclusions: FLAG emissions associated with collaborative manufacturers outside of India.
Gross Scope 1, 2 and 3 and total GHG emissions calculation methodology is disclosed on page 244.

Scope 3 GHG emissions – Unilever value chain (million tonnes CO2e)	2030 targets	2024 emissions	2021 baseline	2024 % change vs. 2021 baseline
Reduce absolute Scope 3 energy and industrial (E&I) GHG emissions from purchased goods and services (associated with ingredients, packaging), upstream transport and distribution, energy and fuel- related activities, direct emissions from use of sold products (associated with HFC propellants), end-of-life treatment of sold products, and downstream leased assets (associated with ice cream retail cabinets) by 42% by 2030, from a 2021 baseline.	-42.0%	29.0	31.4	-8%
Reduce absolute Scope 3 forest, land and agriculture (FLAG) GHG emissions from purchased goods and services (associated with ingredients) by 30.3% by 2030, from a 2021 baseline.	-30.3%	7.2	8.4	-14%
In 2024, there were significant increases in emission factors across global databases for fossil-fuel-related materials and processes (e.g. plastics, chemicals, energy), which are reflected in our 2024 GHG emissions reporting and our Scope 3 E&I and FLAG target performance. Changes to emission factors of this nature are not within our control and over time will be adjusted in our target baselines so that we can report the impact of the actions we are taking. We included 512 supplier specific product carbon footprint (PCF) data points within our Scope 3 GHG measurement for the first time in 2024, which is a significant milestone towards improving the accuracy of our GHG data.
Scope 3 E&I: The reduction in E&I emissions since 2021, primarily relates to overall product volume decline including divestments in the period and logistics operational efficiencies. As set out in our CTAP, we expect progress against our E&I target to be more challenging given the significant contribution of chemicals from our Home Care business group. We are making progress to work with our suppliers to develop and increase the supply of lower GHG alternatives for these chemicals, the impact of which will be reflected in future years as we scale these programmes.
Scope 3 FLAG: The good progress we have made in reducing our FLAG emissions since 2021 is primarily driven by significant efforts to source deforestation-free palm and improved data from our suppliers through the Supplier Climate Programme. The impact of these programmes to date is a reduction of approximately 1.2 million tonnes CO2e and has been reflected in our GHG emissions measurement in 2024. The most material change in PCF data reflects our sourcing of soy from regions with a lower GHG impact.

244	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ENVIRONMENTAL DISCLOSURES

Gross Scope 1, 2 and 3, and total GHG emissions

Total GHG emissions are calculated using the GHG Protocol Corporate Standard and relate to the activities reported in our consolidated accounting group (parent and subsidiaries). We do not have material emissions related to associates, joint ventures or unconsolidated subsidiaries and contractual arrangements where we have operational control. Total GHG emissions are the sum of Scope 1 and 2 activities within our operations and Scope 3 activities, covering upstream and downstream value chain.
Total GHG emissions include all seven greenhouse gases as required by the GHG Protocol standard, combined into a single CO2-equivalent (CO2e) unit using
Global Warming Potential (GWP) values from the IPCC 6th Assessment Report for Scope 1 and 3, and market-based factors from the IEA (2021) for Scope 2. Data collection is from both internal and external sources, based on industry-accepted standards where available.
Scope 1 and 2 emissions
Scope 1 and 2 emissions are calculated as the sum of GHG emissions from energy used, energy sold and refrigerant use, reported in tonnes for all manufacturing sites and the majority of logistics and office sites.
Energy used and energy sold: Data is collected from meter readings and invoices for each site in GJ and includes combustion of fossil fuels (Scope 1), as well as purchased, generated and sold electricity, heat and steam (Scope 2). Carbon emission factors are used to convert energy (GJ) into greenhouse gases (GHG).
Scope 1 factors are provided by the Intergovernmental Panel on Climate Change (IPCC) and Scope 2 factors are based on Renewable Energy Attribute Certificates or supplier data, following the GHG Protocol's Scope 2 Market-Based method. When Energy Attribute Certificates (EACs) are applied, electricity consumption is reported as renewable with an emission factor of zero.
Refrigerant use: HFC consumption data is taken from site maintenance records for each site, including Global Warming Potential (GWP) factors for each refrigerant type, which are converted from refrigerant losses (kg) to GHG emissions. GWP factors for HFC refrigerants are provided by the IPCC.
Sulphur hexafluoride (SF6) emissions from high voltage equipment: Amount of SF6 leaked from electrical insulators is calculated using an estimate of amount of SF6 across our sites and an average SF6 equipment leakage rate based on IPCC Guidelines multiplied by the GWP factors.
For logistics and office sites not reporting in Unilever systems, Scope 1 and 2 emissions are estimated based on measured sites and site headcount or pallet position.
Exclusions: CO2 emissions from the combustion of biomass; the capturing of CO2 by the vegetation during growth is considered to offset emissions from combustion.
Scope 3 emissions
The two most material categories of emissions are Category 1 – Purchased goods and services, and Category 11 – Consumer Use of Sold Products, which were estimated as follows.
Category 1 – Purchased goods and services
Ingredient and packaging emissions are calculated by multiplying the volumes of ingredients and packaging purchased by Unilever and collaborative manufacturers production volumes by emission factors.
Ingredients and packaging purchased by Unilever include emissions generated from production and transportation from ’cradle to gate’ (farming/mining of raw materials to delivery at Unilever). We categorise transportation emissions from suppliers to Unilever under Category 1, instead of Category 4 as recommended by the GHG Protocol, as we cannot separate these from other transportation emissions. Emissions not directly related to raw material production, such as head office and marketing, are excluded.
Emissions from packaging materials are assumed to be E&I. Ingredient emissions are further categorised into:
■FLAG: Emissions from agricultural raw materials related to land use change and land management up to ’farm gate’.
■E&I: Emissions from converting or processing agricultural raw materials into purchased materials, from farm to Unilever site.
Emission factors for ingredients and packaging purchased by Unilever are obtained from two external sources:
1.Supplier product carbon footprint data: received annually directly from suppliers participating in the Supplier Climate Programme and internally validated.
2.’Cradle to gate’ emissions factors in kgCO2e per kg of material: calculated using Life Cycle Analysis (LCA) software, Life Cycle Inventory (LCI) databases such as
Ecoinvent and the World Food Life Cycle database, supplemented with other models and supplier-specific data where available. Where no emission factors are available for specific ingredients or packaging materials, an average of known emission factors is used. Where emission factors do not include transport from the supplier to Unilever, these are separately estimated and added to total emissions.
Emission factors for ingredients and packaging purchased from collaborative manufacturers are calculated from the average emissions of the relevant product category and derived from Unilever’s annual product footprint assessment covering 13 countries.
FLAG and E&I emission factors for relevant materials are obtained from the eQosphere database where available (provided by Quantis). Where not available,
SEAC calculates and categorises relevant emission factors as FLAG and E&I based on external LCI data and assuming that emissions up to the ’farm gate’ are
FLAG (i.e., all land use change, land management, and all other production activities associated with agriculture and raw material extraction), with all remaining emissions assumed to be E&I.
Annual water consumption (m3): Data is extracted from internal systems or estimated based floor area (m2) for logistics sites or head count for office sites and is multiplied by emission factors in kgCO2e per m3 of water consumed obtained from the UK government’s Department for Environment, Food and Rural Affairs
(DEFRA).
Indirect procurement: Scope 1, 2 and 3 emissions from purchased goods and services not for resale, such as media placement and IT services. We exclude emissions relating to trade spend, rent, employee salaries, memberships, tax, interest and depreciation. Annual spend by category is mapped to spend categories in the Extended Environmental Input Output (EEIO) model and multiplied by the relevant emission factor in kgCO2e per £1,000 spend by category in the EEIO model to calculate total emissions. The EEIO tool estimates carbon emissions based on spend using country- and sector-specific carbon conversion factors that combine economic trade data and national industry-level carbon emission data.

Unilever Annual Report on Form 20-F 2024	245

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ENVIRONMENTAL DISCLOSURES

Category 11 – Use of sold products
HFC propellant volumes for aerosol products produced by Unilever and collaborative manufacturers are multiplied by emission factors in kgCO2e per kg of HFC propellant obtained from the IPCC AR6 report. The quantity of water purifiers sold in India for the period to 30 October (date of sale of Pureit) is multiplied by lifetime electricity consumption in kWh per unit, obtained from an LCA study, and by the grid emission factor in kgCO2e per kW of electricity for India, obtained from IEA.
Indirect consumer use emissions are calculated for a representative sample of products, based on grouping of similar products within 13 key countries. Consumer use (i.e. the consumed amount per individual portion, single use or serving of a Unilever product by one person) is determined based on: consumer habits studies, on-pack recommendations or internal expert opinion. Consumer use is applied to the primary product e.g. dishwashing tablets, hence ancillary products are considered to have no impact. This data is consolidated and extrapolated across the sales of unclustered products at a category and country level to calculate total emissions of the 13 countries. The total Unilever emissions for indirect consumer use are calculated per Business Group by extrapolating total emissions of the 13 countries based on total sales per Business Group.
Other key assumptions
For subsidiaries that do not report in Unilever systems, we calculate total emissions (tCO2e) for purchased goods and services per Business Group divided by total
Unilever turnover per Business Group (excluding these entities), multiplied by turnover for these entities.
Exclusions: Scope 3 activities are estimated for 13 emission categories. Emission category 10 (Processing of sold products) and Emission category 15
(Investments) are not reported as they are not material.

Emissions (million tonnes CO2e)	2024(a)	2023(a)	2022(a)	% change vs. 2023
Total Scope 1 and 2 GHG emissions (market-based)	0.69	0.75	0.87	-8%
Gross Scope 1 GHG(b)(c)	0.48	0.57	0.64	-14%
Gross market-based Scope 2 GHG emissions(b)	0.21	0.18	0.23	16%
Gross location-based Scope 2 GHG emissions(b)	1.26	1.16	1.26	9%
Scope 3 GHG emissions in scope of our net zero ambition(c)(d)	53.80	52.13	52.82	3%
Purchased goods and services	41.79	41.47	41.15	1%
Raw materials and ingredients	26.88	27.53	28.03	-2%
Packaging materials	6.37	5.60	5.84	14%
Indirect procurement	8.54	8.34	7.28	2%
Upstream transportation and distribution (logistics)	1.61	1.57	1.81	3%
Downstream leased assets (ice cream cabinets)	2.79	2.30	2.93	21%
Use of sold products (HFC propellants)	1.60	1.48	1.46	8%
End of life treatment of sold products	3.70	3.25	3.32	14%
Others(e)	2.31	2.06	2.15	12%
Total Scope 1, 2 and 3 GHG emissions in scope of net zero ambition (market-based)	54.49	52.88	53.69	3%
Scope 3 GHG emissions – indirect consumer use(f)	51.35	47.07	57.54	9%
Total Scope 1, 2 and 3 GHG emissions (market-based)	105.84	99.95	111.23	6%
Total Scope 1, 2 and 3 GHG emissions (location-based)	106.89	100.93	112.26	6%
(a)2023 and 2022 measured for 12-month period ended 30 September, and include minor corrections to site data.
(b)Scope 1 emissions regulated by trading schemes amounted to 4.2% in 2024, 3.8% in 2023 and 4.18% in 2022.
(c)Biogenic emissions of CO2 from the combustion or bio-degradation of biomass in our own operations are not reported as part of Scope 1 and 2 or Scope 3 emissions in line with GHG protocol. In 2024, Scope 1 and 2 emissions amounted to 468,432 tonnes CO2 (Scope 1 and 2).
(d)2.8% of our Scope 3 emissions have been calculated from primary data obtained from suppliers or other value chain partners.
(e)Others include capital goods, fuel and energy-related activities, waste generated in operations, business travel, employee commuting, downstream transport and distribution and franchises.
(f)Relates to emissions that typically arise from the heating of water needed to use our shampoos and shower gels. Excluded from the scope of our Net Zero ambition in line with GHG
Protocol and SBTi guidelines.
The 6% increase in our total Scope 1, 2 and 3 GHG emissions in 2024 from prior year is partially driven by product volume growth in the period but primarily by the impact of changing emission factors across global databases for fossil-fuel-related materials and processes in 2024. This impacted our purchased goods and services, ice cream cabinets, end-of-life treatment of sold products, and indirect consumer use emission categories the most. The increase in emissions from ice cream cabinets further reflects our decision to discontinue the purchase of RECs in 2024. Use of sold product emissions from HFC propellants increased in 2024 reflecting product volume growth of aerosols in North America. The increase in our total Scope 1, 2 and 3 GHG emissions from 2023 is net of reduced emissions in the period from our FLAG raw materials and ingredients and the roll-out of reformulated products with a lower GHG intensity.
GHG intensity per net revenue

Total GHG emissions calculated on a location-based and market-based methodology are divided by total turnover for Unilever as disclosed in the financial statements on page 138. Total turnover equates to net revenue.

GHG intensity per net revenue (tonnes CO2e/€ million)	2024
Total GHG emissions (market-based) per net revenue	1,742
Total GHG emissions (location-based) per net revenue	1,759
The variability in geographical regions, business sectors and brands in our business limits the relevance of using a single global measure such as GHG intensity per net revenue (turnover) as required by the ESRS.

246	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ENVIRONMENTAL DISCLOSURES

Energy consumption and mix

Energy sourced from within the organisational boundary is not counted under ’purchased or acquired’ energy. We consider 100% of our energy to be related to high climate impact sectors (manufacturing, transportation and storage), as listed in Sections A to H and Section L of Annex I to Regulation (EC) No 1893/2006 of the
European Parliament and of the Council, as defined in Commission Delegated Regulation (EU) 2022/1288.
For sites reporting energy consumption in Unilever systems, consumption is calculated by consolidating data from fossil, nuclear and renewable sources based on meter readings and invoices, converted to common units of energy.
Unilever purchased Energy Attribute Certificates (EACs) are matched against electricity consumption and reported as renewable, following RE100 Reporting
Guidance 2021. EACs are market-based instruments that authenticate the proportion of energy generated from renewable sources procured by consumers, including Renewable Energy Certificates (RECs), International Renewable Energy Certificates (IRECs), and European Guarantees of Origin (GOs). EACs are
purchased in Q1 2025 once 2024 electricity consumption is complete.
For logistic and office sites not reporting energy consumption in Unilever systems, consumption is assumed to be non-renewable and is estimated for each utility type and regional cluster based on energy consumption per pallet position (storage capacity) and per headcount using consumption data from similar sites that do report in Unilever systems. For sites where pallet positions (storage capacity) and headcount data is not available, the average energy consumption reported in
Unilever systems for logistics and office sites is used as a proxy for each site.
A small number of manufacturing sites generate electricity, heat and steam, which is classified as renewable energy if it is from a renewable source. This is classified as consumption of self-generated non-fuel renewable energy. Renewable energy generated which is sold to and used by a third party is not subtracted from energy generated or offset against energy consumption.
Exclusions: Our own operations does not include sites that are under commissioning and sites where decommissioning has started. Excludes energy consumption from collaborative manufacturers.

Energy consumption and mix (thousands MWh)	2024
Fuel consumption from coal and coal products	0
Fuel consumption from crude oil and petroleum products	461
Fuel consumption from natural gas	1,445
Fuel consumption from other fossil sources	0
Consumption of purchased or acquired electricity, heat, steam and cooling from fossil sources	775
Total fossil energy consumption	2,681
Share of fossil sources in total energy consumption (%)	41%
Consumption from nuclear sources	0
Share of consumption from nuclear sources in total energy consumption (%)	0%
Fuel consumption from renewable sources including biomass (also comprising industrial and municipal waste of biologic origin), biofuels, biogas and hydrogen from renewable sources	1,349
Consumption of purchased or acquired electricity, heat, steam and cooling from renewable sources	2,396
Consumption of self-generated non-fuel renewable energy	56
Total renewable energy consumption	3,801
Share of renewable sources in total energy consumption (%)	59%
Total energy consumption	6,482
Energy intensity

Energy intensity is calculated as total energy consumption in MWh for the reporting period divided by total turnover for Unilever as disclosed in the financial statements on page 138. Total turnover equates to net revenue.

Energy intensity per net revenue (MWh/€ million)	2024
Total energy consumption from activities in high climate impact sectors per net revenue from activities in high climate impact sectors(a)	107
(a)Total energy consumption excludes energy consumption from collaborative manufacturing. Net revenue includes net revenue from the sales of products produced for Unilever by collaborative manufacturers. This limits the relevance of this metric.

Unilever Annual Report on Form 20-F 2024	247

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ENVIRONMENTAL DISCLOSURES

Analysis of renewable and non-renewable electricity in our operations

Renewable electricity (% of MWh)	2024
On-site renewable self generation	2%
Purchased renewable electricity	83%
On-site Purchase Power Agreements	0%
Off-site Purchase Power Agreements	9%
Green energy products from an energy supplier (green tariffs/bundled RECs)	14%
Green energy purchased in markets with greater than 95% renewable grid	0%
Unbundled RECs bought in market	60%
Total renewable electricity	85%

Non-renewable electricity (% of MWh)	2024
On-site non-renewable electricity generation (e.g. gas-fired on-site CHP)	8%
Purchased non-renewable electricity (e.g. non-grid transfer of CHP)	5%
Unbundled RECs bought in an adjacent market	2%
Total non-renewable electricity	15%
GHG removals and GHG mitigation projects financed through carbon credits
Our 2030 plans to reach our climate targets include limited removals within our value chain such as soil organic carbon (SOC) sequestration through our regenerative agriculture programmes, which will be counted towards achieving our 2030 Scope 3 GHG (FLAG) reduction targets in line with SBTi criteria. In addition, while the focus of our CTAP is on emissions reductions within our value chain, we will seek to balance any unabated emissions within the scope of our Net Zero 2039 ambition, with the same volume of purchased carbon removals from 2039.
No GHG removals nor carbon credits are reported for 2024 and we do not currently have plans to retire carbon credits in the future. Two of our Prestige brands made consumer-facing claims with reference to carbon credits in 2024.
Internal carbon pricing
We believe the practice of internal carbon pricing can be important in signalling support for carbon pricing as a policy instrument. In practice, however, as not many of our operations are particularly energy-intensive, our Scope 1 and 2 GHG reduction targets act as a more significant decision factor than the shadow carbon price.

248	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ENVIRONMENTAL DISCLOSURES

Scenario analysis – supporting information
The selection of the most relevant key forces and drivers across the changing physical climate, policy and market landscape are outlined in the table below for each scenario considered in the scenario analysis.

Scenario	1.5°C	<2°C	<3°C	>4°C
Temperature: best estimate by 2100	Limit warming to 1.5°C (>50%) with no or limited overshoot	Limit warming to below 2°C (>67%)	Limit warming to 3°C (>50%)	Warming exceeds 4°C (>50%)
Temperature: very likely range by 2100	1.0-1.8°C	1.3-2.4°C	2.1-3.5°C	3.3-5.7°C
Global policy coordination	Globally coordinated policies with immediate action.	Globally coordinated climate policies with delayed action (i.e. after 2030).	No globally coordinated climate policy with current national mitigation efforts.
Emissions	Reach net zero CO2 emissions by approx. 2050.	Reach net zero CO2 emissions by approx. 2070.	CO2 levels don’t peak until mid-century, and net zero not achieved before 2100.	CO2 emissions approximately double by 2050.
Energy mix
Substantial energy system changes including use of carbon
capture and storage, widespread electrification, use of
alternative fuels such as hydrogen and sustainable biofuels, and improved energy efficiency.
			Without additional policies, there is little change to the energy mix from present day.	Global energy mix prioritises fossil fuels, with an uptake of coal compared to present day.
Land use
The protection, improved management, and restoration of
forests, peatlands, coastal wetlands, savannas and grasslands reduce emissions.
Agriculture systems change from cropland and grassland to
soil carbon management, agroforestry, use of biochar,
improved rice cultivation, and livestock and nutrient
management, etc.
Present day trends in land use continue, including deforestation rates and use of land for animal protein production.
Consumption	Low material growth and lower resource- and energy- intensive consumption and lifestyles.		Gradual decrease in resource- and energy-intensive consumption and lifestyles.	Continued exploitation of fossil fuel resources, which supports an increase in resource- and energy- intensive consumption and lifestyles globally.

Unilever Annual Report on Form 20-F 2024	249

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ENVIRONMENTAL DISCLOSURES

Pollution
IMPACT, RISK AND OPPORTUNITY MANAGEMENT
Our material Environmental impacts, risks and opportunities resulting from the double materiality assessment (DMA) and the process by which these were identified are detailed on page 230.
Non-biodegradable substances is identified as a material topic, and disclosures and metrics relating to biodegradability have been included accordingly. Unilever considers microplastics in our products to be a subset of substances which can be slow to biodegrade or are resistant to biodegradation, and not material on a standalone basis. Consideration of microplastics resulting from our packaging is detailed in our Resource Use and Circular Economy disclosures on page 258.
Unilever’s ingredient portfolio includes some substances classified as substances of concern. However, we evaluate consumer, worker and environmental exposures through our ingredient and product safety risk assessments, alongside relevant hazard characterisation data, ensuring that our products and the ingredient levels we use are safe by design. Our evaluation approach is grounded in science and risk-based assessments, following the principle that exposure determines the safe use of hazardous materials. We update our ingredient and product standards, as well as our safety risk assessments, to reflect new scientific data and changes in regulatory positions.
Our ingredient stewardship and product innovation programmes also enable us to identify, review and replace substances of concern when there are concerns about potential effects on human health or the environment. Substances of concern is therefore not identified as a material topic and no further disclosures have been included. For disclosures relating to product safety refer to page 284.
Policies
Unilever’s environmental policies, which include those related to pollution, are disclosed on page 232. The table below demonstrates how these policies address our material impacts in relation to pollution.

	Pollution of air, water and soil	Non-biodegradable substances

Unilever Code and Code Policies		■
Unilever Environmental Policy	■	■
Environmental Care Framework Standard	■
Responsible Partner Policy	■	■
Sustainable Agriculture Code and Sustainable Agriculture Principles	■
In relation to substances that can be slow to biodegrade or resistant to biodegradation, our Responsible Innovation Code Policy outlines our commitment to conducting responsible, safe and sustainable research and innovation. This ensures that risks to consumer safety, occupational safety and the environment are properly assessed and managed. The implementation of this policy is supported by a standard that defines the approach to safety risk assessments, ensuring consumer, occupational, and environmental safety by design, which includes an understanding of biodegradability. We have set out further information regarding Unilever’s Code and Code Policies on page 229.
Unilever’s Environmental Care Framework Standards (ECFWS) requires sites to assess the potential for serious environmental incidents or emergency situations and implement comprehensive plans to prevent or mitigate the associated likely consequences. We do not have specific policies in relation to incidents and emergency situations in our value chain. However, our Responsible Partner
Policy (RPP) requires our partners to put in place appropriate policies, processes and procedures to address environmental issues.
Actions
Within our own operations, Unilever drives continual improvement in relation to pollution through the ECFWS. For our manufacturing organisation, the Unilever
Manufacturing System (UMS) provides an operational framework that supports the implementation of the ECFWS. It requires sites to follow a process to identify and implement actions addressing pollution-related impacts.
Each year, sites develop action plans to enhance compliance with the ECFWS, including pollution control. These plans are monitored throughout the year. We seek to minimise pollution by monitoring relevant pollutants to air, water and soil, and implementing both normal operating and emergency control measures, such as preventative maintenance and monitoring, alarm systems, and dedicated and secured secondary containment.
We require suppliers in our upstream value chain to meet or exceed the Mandatory Requirements of the RPP by implementing appropriate policies, management systems and practices. Unilever verifies compliance with the RPP’s
Mandatory Requirements and management systems through self-declarations, due diligence scanning, online assessments and third-party audits in high-risk sites.
We promote sustainable and regenerative agriculture practices in our supply chain, through the implementation of the Sustainable Agriculture Code (SAC),
Sustainable Agriculture Principles (SAP) and regenerative agriculture projects.
The SAC and SAP set out requirements for suppliers regarding water management, water quality, soil management and pollution control. We also require suppliers to have management plans for irrigation, pesticide and fertiliser use to avoid contamination and prevent damage to soils, ecosystems and waterways.
To manage potential pollution impacts caused by environmental exposure to ingredients following consumer use of our products, we conduct environmental risk assessments for all ingredients before they are marketed and for new ingredients prior to use. Each year, we assess the combined environmental exposure from individual ingredients across our product portfolio to ensure safety. Our commitment to producing environmentally safe products is core to our decision-making on product ingredients.
At a minimum, we ensure our products comply with regulations, such as restrictions on synthetic polymer microparticles, and monitor prohibited substances in regulatory lists, taking necessary actions as required. In some areas, our standards exceed regulatory requirements based on our environmental safety assessments or in regions where regulations are weak or poorly enforced.
We also consider evolving societal preferences in our ingredient management decisions. For example, we understand that consumers want more reassurance about the impact of our products on the environment, including on water and aquatic systems. After their use by consumers, 93% of organic ingredients in our products that enter water systems biodegrade within hours/days/weeks. We are focusing on the small volume of ingredients that are slower to biodegrade and working with suppliers to identify alternatives without compromising product performance.
In 2014, we were one of the first companies to stop using small plastic scrub beads, replacing them with alternative exfoliating ingredients such as apricot kernels, cornmeal, ground pumice, silica and walnut shells. We are now in the process of removing other solid polymers that are slow to biodegrade and replacing them with natural or more biodegradable alternatives.
Our actions on ingredient use are supported by the expertise of our Safety,
Environmental & Regulatory Science group – our global centre of excellence in safety and sustainability science – as well as our Regulatory Affairs team.

250	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ENVIRONMENTAL DISCLOSURES

METRICS AND TARGETS
Targets
Unilever does not have formal targets for pollution emissions defined at a global level. Our approach is to monitor emissions from our sites at a local level to ensure compliance with local legal requirements and permits. We record any exceedance of local permit limits centrally, and put plans in place to remediate. As mentioned above, our manufacturing sites are also reviewed through Environmental Compliance Audits and audited by Corporate Audit, including assessing the robustness of their implementation of the ECFWS.
While Unilever has actions in place in relation to biodegradability, there is no formal target. However, we monitor the proportion of our ingredient portfolio that meets the
Unilever Biodegradability Standard, as we seek to develop formulations with less environmental impact while continuing to deliver superior performance.
Pollution of air, water and soil in our own operations

Pollutants emitted are those contained in outflows from our operations, that may relate to pollutants generated from Unilever operations and/or chemical components that may enter our operations, such as chemical components already in the water or raw materials used in operations.
Each year, Unilever reviews the emissions volumes of pollutants listed in Annex II of Regulation (EC) No 166/2006 to ensure those near or above threshold levels are sampled and tested or estimated. For each manufacturing site where sampling and testing is conducted, pollutant emissions to air, water and soil are calculated using internal or certified external laboratories. For sites without sampled data, estimates are based on proxy data from sampled sites using statistical modelling reviewed by external experts or, for air pollutants from energy combustion, on published emission factors.
Emissions per pollutant per site are compared to Annex II threshold values of Regulation (EC) No 166/2006. Only sites exceeding these thresholds are consolidated and reported.

We have used direct measurement and periodic measurement i.e. sampling, to calculate pollutant emissions where possible, however in the first year of reporting, this has been constrained by the availability and capacity of suitable sampling capabilities. Where data was unavailable via direct measurement and sampling, we have employed representative data and a number of mathematical methods designed to produce a reasonable estimate. Emissions of hydrochlorofluorocarbons to air and asbestos to soil,  via direct measurement, and emissions of Chemical Oxygen Demand, via sampling, are reported based on actual data only. Estimations make up circa 94% of the remainder of reported pollutant emissions. We aim to reduce the level of estimation, and hence the level of uncertainty in our data over time, as we continue to build our reporting capabilities.
Emissions are reported irrespective of any further downstream processing at treatment plants, such as municipal water treatment or certified waste management. For example, emissions of asbestos are directed to specialised waste landfills.
Emissions to air by pollutant

Pollutant volumes (kg/year)	2024
Carbon monoxide (CO)	9,146,961
Hydrochlorofluorocarbons (HCFCs)	725
Nitrogen oxides (NOx)	144,961
Non - methane volatile organic compounds (NMVOC)	839,375
Particulate matter (PM10)	192,336
Sulphur oxides (SOx)	150,855
Emissions to water by pollutant

Pollutant volumes (kg/year)	2024
Arsenic and compounds (as As)	–
Cadmium and compounds (as Cd)	11
Copper and compounds (as Cu)	–
Lead and compounds (as Pb)	166
Mercury and compounds (as Hg)	21
Nickel and compounds (as Ni)	2,843
Phenols (as total C)	8,615
Total organic carbon (TOC) (as total C or COD/3)	4,181,794
Zinc and compounds (as Zn)	2,461

Unilever Annual Report on Form 20-F 2024	251

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ENVIRONMENTAL DISCLOSURES

Emissions to soil by pollutant

Pollutant volumes (kg/year)	2024
Arsenic and compounds (as As)	596
Asbestos	32,176
Cadmium and compounds (as Cd)	355
Chlorides (as total Cl)	–
Chromium and compounds (as Cr)	19,973
Copper and compounds (as Cu)	28,421
Fluorides (as total F)	416,766
Lead and compounds (as Pb)	483
Mercury and compounds (as Hg)	10
Nickel and compounds (as Ni)	1,129
Total nitrogen	2,629,554
Total phosphorus	16,692
Zinc and compounds (as Zn)	5,117
Biodegradation

Biodegradability is assessed based on internationally recognised tests (OECD, ISO). The Unilever Biodegradability Standard classifies ingredients as 'Readily and
Ultimately' and 'Inherently and Ultimately' biodegradable based on OECD 301, 310 and 302 tests. These classifications indicate that ingredients either completely biodegrade within water systems in hours/days (readily and ultimately) or days/weeks (inherently and ultimately).
Sales volumes and biodegradable volumes for the period 1 October to 31 December are extrapolated by ingredient, using the average quarterly volumes from 1
January to 30 September.
Exclusions: Inorganic ingredients that are not relevant for biodegradation; propellants that do not enter the water system after use; and products that are consumed by consumers, such as foods, vitamins, minerals and supplements; and products sold by businesses that are not fully integrated into Unilever’s systems.

Metric	2024
Percentage of organic ingredients contained in products sold that are biodegradable	93%

252	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ENVIRONMENTAL DISCLOSURES

Water
IMPACT, RISK AND OPPORTUNITY MANAGEMENT
Our material Environmental impacts, risks and opportunities resulting from the double materiality assessment (DMA) and the process by which these were identified are detailed on page 230. Given the nature of our business, we do not consider marine-related resource commodities as a material topic.
Policies
Unilever’s environmental policies, which include water-related policies, are disclosed on page 232. The table below demonstrates how these policies address water withdrawal from our own operations and upstream value chain leading to water shortages. These policies encompass water management and water consumption.

Water withdrawal leading to water shortages

Unilever Environmental Policy	■
Environmental Care Framework Standard	■
Responsible Partner Policy	■
Sustainable Agriculture Code and Sustainable Agriculture Principles	■
There are no specific policies in place relating to product demand due to consumer awareness of water scarcity and water shortages, including product design (services are not applicable to Unilever). We consider product innovation as part of our business strategy, including innovations related to sustainability topics, which are supported by our Research & Development (R&D) science and technology programmes. For example, innovating water-smart products that help consumers use less water is considered as part of our Business Group R&D strategies.
Actions
Water consumption
Within our manufacturing operations, we drive continuous improvement through the implementation and monitoring of site-level water management plans. We seek to minimise water abstraction per tonne of production from shared resources, including reusing and recycling freshwater wherever practical. In
2024, we invested in rainwater harvesting facilities and other projects to reduce freshwater withdrawal at our sites.
Our business partners in our value chain are required to comply with the mandatory requirements of the RPP. This includes our water-related requirements. We verify RPP alignment through self-declarations upon registration, annual re-registration to our systems, routine due diligence and risk-based audits. We require business partners to create a Corrective
Action Plan to address any issues identified during third-party audits and we encourage suppliers to contact the Unilever team for guidance where they face challenges in meeting our requirements.
We continue to implement water stewardship programmes in water-stressed areas where we have manufacturing sites, which aim to improve water security through collective action with other stakeholders in the shared water catchment:
■In 2024 we implemented eight additional water stewardship programmes, bringing our total to 21 active programmes in Brazil, Chile, Egypt, India,
Indonesia, Mexico, South Africa and Turkey. These programmes are run in line with the Alliance for Water Stewardship Standard, an external global framework, or the Prabhat approach, our community development initiative in
India. Each programme has its own time horizons and associated activities, informed by river basin studies (with four new studies completed in 2024) and local knowledge from regional implementation partners, such as DKM in
Turkey and NBI in South Africa.
■In 2025, we will continue to onboard new sites in support of our target to implement water stewardship programmes in 100 locations in water-stressed areas by 2030.
Reducing product demand
To help our consumers conserve water and use our products in water-scarce conditions, we invest in water-smart products and formulations that deliver superior performance even in such environments. For example, many of our hair care products now have fast-rinse technology as standard. We also seek to minimise the impact of our products on water and aquatic systems by using ingredients that meet our Biodegradability Standard, as detailed in our Pollution disclosures on page 249.

Unilever Annual Report on Form 20-F 2024	253

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ENVIRONMENTAL DISCLOSURES

METRICS AND TARGETS
Targets
We do not have formal targets on water withdrawal in our own operations and we do not define targets for our upstream value chain or on water-smart product design. Water withdrawal from our own operations and water-smart product design are addressed through our manufacturing processes and product innovation plans, rather than through global targets. Within our upstream value chain, we manage water risk through our RPP and verify compliance with the RPP’s Mandatory
Requirements and management systems through self-declarations, due diligence scanning, online assessments and third-party audits in high-risk sites.
Unilever’s target is to implement water stewardship programmes in 100 locations in water-stressed areas by 2030, in line with our Environmental Policy. These stewardship programmes involve working with others to address shared water challenges within water-stressed areas where Unilever has manufacturing operations. This is a voluntary target and ecological thresholds and allocations of impacts to Unilever have not been applied when setting the target. Our target of water stewardship programmes in 100 locations represents all of our manufacturing sites in water-stressed areas.

Implement water stewardship programmes in 100 locations in water-stressed areas by 2030
Locations refer to Unilever manufacturing sites.
Water-stressed areas are those with ’high’ or ’extremely high’ baseline water stress, as determined based on the WRI Aqueduct Water Risk Atlas Tool, or, by exception, based on Unilever’s additional review of site-specific factors and localised water risks to complement the WRI data and ratings.
Programmes must be implemented within the catchment of a Unilever water-stressed location, operate in line with either the Alliance for Water Stewardship
Standard or the Prabhat approach, and be approved by a Unilever authority. Programmes must also consist of a material Unilever commitment and be created, facilitated or provided by Unilever or by a third party under a contractual commitment with Unilever.
Programmes must be implemented between 1 January 2020 and 31 December 2024, with activities either ongoing or completed during the reporting period, and at least six months having elapsed since the contract was signed. Locations are not counted in the metric if programme activities were completed in prior periods and have not been extended or renewed.

Water target	Goal	2024	2023	2022
Implement water stewardship programmes in 100 locations in water-stressed areas by 2030 (number of water stewardship programmes)	100	21	13	8
Water consumption in our own operations

Water consumption is calculated as the difference between water withdrawal and water discharge. This is measured using invoices and/or meter readings. For sites where this information is not collected (representing 4% of water consumption), consumption is estimated based on site headcount, pallet positions and proxy data.
Unilever sites in areas at water risk, including areas of high-water stress, are identified using the World Resources Institute (WRI) Aqueduct Water Risk Atlas tool.
These include sites where the weighted aggregate total water risk is classified as ’high’ or ’extremely high’, as well as sites with high or extremely high baseline water stress, or, by exception, sites may be identified based on Unilever’s additional review of site-specific factors and localised water risks to complement the WRI data and ratings.
Water intensity is calculated as total water consumption in thousands m3 divided by turnover in € million. Total turnover equates to net revenue.
Water recycled and reused is measured via meter readings (62%) or through a water mass balance (38%) at all manufacturing sites and the majority of logistics and other sites. Where data is unavailable, the amount of water recycled and reused is assumed to be zero given the non-manufacturing nature of operations at these sites.
For all manufacturing sites and the majority of logistics sites with water storage capacity, the stored water is recorded as the maximum capacity of the storage facilities. Where data is unavailable, water stored is assumed to be zero given the non-manufacturing nature of operations at such sites.

Water consumed, recycled, reused and stored (millions m3)	2024
Total water consumption	17
Total water consumption in areas at water risk, including areas of high-water stress (based on ESRS definition)	11
Total water consumption in areas at water risk, including areas of high-water stress (based on Unilever definition)(a)	11
Total water recycled and reused	2
Total water stored	1
Water intensity ratio: water consumption per turnover (m3/€ million)	281
(a)Includes an additional two sites based on Unilever’s additional review of site-specific factors and localised water risks.

254	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ENVIRONMENTAL DISCLOSURES

Biodiversity and Ecosystems
STRATEGY
Interaction of material impacts and risks with strategy and
business model
Our material Environmental impacts, risks and opportunities (IROs) resulting from the double materiality assessment (DMA) and the process by which these were identified are detailed on page 230. Impacts on desertification and soil sealing were not assessed within our value chain. No biodiversity and ecosystem-related opportunities were identified during the DMA process.
Impacts and risks in our own operations
Our double materiality assessment concluded that our own operations, covering more than 600 sites globally, do not collectively have a material impact on nature. At a local level, we have identified 22 sites that operate within or near biodiversity-sensitive areas, where Unilever may contribute to negative effects on biodiversity. To reach this conclusion, we identified sites within a 1km radius of biodiversity sensitive areas to capture Unilever’s likely direct and indirect impacts and allow for comparability across our sites.
Each site was then assessed using two indicators:
■The Biodiversity Intactness Index (BII); and
■Water stress assessment according to WRI Aqueduct Tool, supplemented with
Unilever’s localised water stress assessments.
We selected these indicators due to their global scope, their relevance to
Unilever’s operations and recognition by frameworks such as Taskforce on
Nature-related Financial Disclosures (TNFD). We then engaged with sites to understand the local environment, our activities, and current land and environmental classifications.
The indicators used identified potential negative impacts, but they risk over and under-reporting due to being outdated and the inaccuracy of global biodiversity data sets. Consequently, we are unable to directly attribute Unilever’s operations to negative impacts on biodiversity and ecosystems. For example, many identified sites are in industrial zones with multiple companies. While we know threatened species exist near our operations, we have not assessed if our operations specifically affect them. Material impacts from desertification and soil sealing were not identified in our operations.
Establishing and attributing negative impacts requires local analysis and community engagement. In 2025, we will enhance our site-specific assessment capabilities with new datasets, indicators, and guidance to evaluate impacts, risks, dependencies, and identify the necessary mitigation measures.
Impacts and risks in our value chain
Our double materiality assessment identified several nature-related risks in our value chain. Our business both depends on and impacts nature, including land, forests and water systems. We recognise the loss of biodiversity within these systems as a principal risk (Climate and Nature), so protecting them is important to ensure the resilience of our business and the communities where we operate.
To help inform the development of our strategy, we performed a review of our most material biodiversity and ecosystems, physical, transition and systemic risks under two possible nature scenarios aligned with TNFD scenarios over the medium to long term as follows:
The High Nature Degradation scenario (aligned with the TNFD ‘Sand in the
Gears’ scenario) assesses business resilience to high ecosystem service degradation and the physical and systemic risks associated with continued
environmental decline. It assumes fragmented global efforts and insufficient climate policies drive temperatures above 2°C by 2050, worsening biodiversity loss and environmental decline, and escalating risks for businesses and communities.
The High Nature Preservation scenario (aligned with the TNFD ‘Ahead of the
Game’ scenario) focuses on high transition risks and the implications of a resilient economy transitioning to a world with lower ecosystem degradation. It assumes strong COP15-aligned policies and coordinated global climate efforts limiting warming to well below 2°C, reducing biodiversity loss and ecosystem degradation.
Resilience of our strategy and business model to biodiversity loss and ecosystem degradation
The results of the review demonstrate that a high nature degradation scenario results in the physical risks of soil depletion and declining yields for high-risk crops like tea and soy. Rising temperatures, water shortages and the loss of pollinators further reduce yields, limiting the supply of key crops. Shock events from systemic risks, such as pest outbreaks, and extreme weather, increase in frequency and magnitude impacting the agriculture sector directly in some regions initially and subsequently cascade through the wider economy. This scenario may further lead to transition risks from increased activism against companies seen as having a negative environmental impact and reputational damage.
Where a high nature preservation scenario is achieved, driven by public awareness and political coordination on biodiversity, protective legal frameworks
(e.g. expansion of legislation similar to EUDR), may evolve faster, increasing the likelihood of transition risks from nature-related fines and litigation. Our actions or those of actors in our value chain that may cause harm to biodiversity and ecosystems, could further lead to increased public scrutiny, legal claims or potential non-compliance incidents resulting in fines and penalties and loss of market share due to negative stakeholder perception.
Our business model integrates various strategies to address these risk, enhancing resilience and increasing the organisation's capacity to respond as follows:
Responsible sourcing: Our regenerative agriculture and sustainable sourcing programmes address the impact of our sourcing on ecosystem degradation and services, particularly in key sourcing locations. Our regenerative agriculture programmes build on our sustainable sourcing programme, strengthening practices within the supply base of key agricultural suppliers, and improving the resilience of agricultural systems, which helps address our dependencies on agricultural commodities. Our actions to stop deforestation and conversion are also crucial for addressing the impacts and risks associated with ecosystem degradation.
Protect and Restore: We take action to protect and restore ecosystems within and surrounding our key sourcing locations to help address the wider system risk of biodiversity failure and address the impact that our sourcing has on ecosystem degradation and services.
Stakeholder engagement: We engage with a diverse range of stakeholders, including local communities and Indigenous knowledge holders, in our sustainability initiatives.
Given the significant potential challenges to the agricultural sector from high nature degradation, our nature advocacy agenda is not just critical to supporting the achievement of our nature targets but is also key to driving systemic global initiatives to limit the possible impacts of this scenario.
We do not have a specific nature transition plan. However, the Unilever Climate
Transition Action plan set out on page 233 recognises the interconnected challenges of climate change and biodiversity loss.

Unilever Annual Report on Form 20-F 2024	255

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ENVIRONMENTAL DISCLOSURES

IMPACT, RISK AND OPPORTUNITY MANAGEMENT
Policies
Unilever’s environmental policies, which include nature-related policies in our own operations and our value chain, are disclosed on page 232. The table below demonstrates how these policies address our material nature-related impacts, risks and dependencies, which are focused on our upstream value chain.
Unilever does not have a dedicated biodiversity and ecosystem protection policy which focuses specifically on impacts from operational sites in or near biodiversity sensitive areas.

	Ecosystem degradation and service failure	Ecosystem degradation leading to crop yield reduction	Systemic risk of biodiversity collapse	Increased activism, legal or non compliance costs

Unilever Code and Code policies				■
Unilever Environmental Policy				■
People & Nature Policy	■		■	■
Sustainable Agriculture Code and Sustainable Agriculture Principles	■	■	■	■
As described in our People & Nature Policy and the Sustainable Agriculture
Principles, we set requirements for traceability and the management of production and sourcing to help maintain biodiversity in our upstream value chain. We also consider the social consequences of biodiversity loss and ecosystem-related impacts through these policies.
We do not have specific sustainable oceans/seas practices or policies. Based on our materiality assessment, this is an area of low impact on nature for our business, as we source only very low volumes of commodities from the oceans/
seas.
Actions
Our actions and resources are focused in four priority strategic areas and address our material nature-related impacts, dependencies and risks. We do not use biodiversity offsets within any of our actions.
Regenerative agriculture
In 2024, we implemented 17 new regenerative agriculture projects, bringing our total to 23 active projects that collectively cover almost 130,000 hectares since 2021. The programme has in-field implementation in 11 countries: Argentina, France, Germany,
India, Indonesia, Italy, Mexico, Spain, Thailand, the UK and the US. We have plans in place to increase the implementation of our regenerative agriculture programmes to more than 200,000 hectares in 2025. Each project starts with a context analysis of the local environment, in partnership with the participating farmers, and draws on the expertise of local agronomists. The projects are designed to address the most material environmental and climate issues faced by farmers, with practices selected to fit the local context and farmer knowledge. Every project is designed to address a range of relevant metrics covering biodiversity, climate and other ecosystem changes via our Measure, Report, Verify (MRV) framework, which generates output-
and outcome-level data annually.
Sustainable sourcing
In 2024, we sourced 79% of our key crops sustainably, with 63% sourced using physically sustainable sources and 16% using sustainability credits. Our goal is to source 95% of our key crops sustainably by 2030. The practices codified in our Sustainable Agriculture Principles (SAP) (previously, the
Sustainable Agriculture Code (SAC)) enable us to identify and benchmark codes, standards and assessments that meet our sustainable sourcing requirements.
This action has incorporated local and Indigenous knowledge and nature-based solutions through the requirements encoded within our SAP. In 2024, we updated our SAC to lift our requirements for environmental management, human rights, climate compliance and traceability and to introduce regenerative agriculture practices more clearly.
Deforestation-free supply chains
In 2024, we have maintained 95% order volumes of palm oil, paper and board, tea, soy and cocoa as deforestation-free, based on Unilever’s requirements.
Since 2021, we have supported the large-scale transformation of our palm supply chain through investing €218 million in Unilever Oleochemical
International (UOI). This will further expand our independent mills and direct sourcing associated with smallholder programmes.
We have continued to invest in the verification of suppliers against our
Independent Verification Protocols, expanding the implementation of our deforestation-free sourcing programme, addressing risk, and ensuring the resilience of our supply chain and supporting ecosystems.
Our deforestation-free landscape strategy also includes empowerment and inclusion of smallholders in our supply chain, which we seek to do through direct sourcing approaches as well as working across landscapes. In 2024, Unilever’s palm oil smallholder hub programme trained around 12,500 smallholders in multiple provinces across Indonesia. Complementary to the programme, Unilever is onboarding more than 20 independent mills to ensure linkage between smallholders to our supply chain. Local and Indigenous knowledge is incorporated into our smallholder programme at all stages, from programme design to smallholder engagement, to enable land mapping and evaluation process.
In 2025, we will continue to expand our deforestation-free verification programme to new sources and suppliers.
Protect and Restore
In 2024, we implemented three new protection and restoration programmes closely associated with our sourcing locations. We have implemented
13 programmes in total since 2021, covering around 425,000 hectares cumulatively. The programmes are geographically focused in South East Asia.
Our programmes incorporate Indigenous knowledge by partnering with local communities, through activities including but not limited to joint programme design, mapping customary areas and supporting traditional forest management practices.
All actions are tracked against our cumulative conservation target of protecting and restoring 1 million hectares by 2030. We select landscapes based on our commodity footprint, operational presence, and need for additional support from
Unilever in the area. Some of our existing long-term landscape partnerships are located across three provinces that are the supply bases of our palm oil processing facility in North Sumatra. We actively support programmes in which multi-stakeholder collaboration is leveraged to scale up efforts to protect and restore critical ecosystems. Alongside the Rimba Collective, which is designed to provide conservation finance and project implementation across Indonesia, we collaborate to protect both the Leuser Ecosystem and the Tapanuli Selatan region, which are critical forest ecosystems for Sumatran tigers and orangutans.
Working in landscapes allows us to engage stakeholders within a jurisdiction on sustainable development plans, considering factors like land and labour rights.
We also invest in innovations to drive
large-scale impacts.
Specific actions for 2025 include expanding protection work with forest management units and scaling local farmer group engagement. We have plans in place for projects of up to 600,000 hectares by 2027 that include expanding our programming with the Rimba Collective and Conservation International.
Advocacy
In 2024, we made progress on our nature policy advocacy priorities. Key actions included:
■Nature and biodiversity: We supported the Business for Nature coalition’s
Call to Action to governments ahead of UN Biodiversity COP16 in Cali,
Colombia, asking them to adopt, implement or strengthen the policies and legislation needed to halt and reverse nature loss by 2030. We reinforced our support for the Call to Action with a joint statement with Business for Nature, which highlighted the importance of nature to our business but laying out why voluntary action is insufficient. We then attended the COP to advocate for ambitious National Biodiversity Strategies and Action Plans (NBSAPs),
integrated with countries’ NDCs.
■Regenerative agriculture: We attended New York Climate Week and the UN
General Assembly (UNGA) 2024 to advocate for the scaling of regenerative agriculture via the creation of a regulatory landscape that supports farmers to transition to, and maintain, regenerative approaches. We also attended
COP29 in Baku to advocate for NDCs that support the scaling of regenerative agriculture.

256	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ENVIRONMENTAL DISCLOSURES

METRICS AND TARGETS
Targets
We have set targets to reduce our impacts on and risks associated with biodiversity and ecosystems, and to help protect, restore and regenerate nature in those locations where we have a material impact. We have updated our targets to focus on allocating resources towards our material sustainability matters. Our sustainable sourcing and regenerative agriculture targets address the impact of ecosystem degradation, potential crop yield reduction, and biodiversity loss or collapse within our value chain. Our protect and restore and deforestation-free targets represent a unified approach to ecosystem intervention, aiming to address biodiversity loss risks and potential regulatory or activist challenges in areas surrounding our value chain.
In 2024, we reset our sustainable sourcing target to 95% of procured volume with third-party verification by 2030, which allows for new supplier and programme expansion, as well as additional third-party verification. We also split our previous ‘protect and restore 1.5 million hectares of land, forest and oceans’ target into two separate targets related to regenerative agriculture and natural ecosystem protection.
We set our targets for both our regenerative agriculture and protect and restore programmes based on exposure to land and our key crops sourcing footprint, which we estimate at 4 million hectares. By 2030, our regenerative agriculture programme aims to cover approximately 25% of the land required to grow the agricultural raw materials associated with our key crops, for Unilever’s products. Our protect and restore target, which focuses on ecosystems within and around our key crops sourcing footprint, also aims to cover approximately 25% of our land footprint. After achieving our no deforestation target in 2023, we set a new goal to maintain 95% deforestation-free sourcing for palm oil, paper and board, tea, soy and cocoa. Continued implementation of our commitment to deforestation-free sourcing aims to prevent ecosystem destruction and mitigate legal and reputational risks associated with biodiversity degradation.
Ecological thresholds and allocations of impacts to Unilever have not been applied when setting targets. Target-setting was informed by, but not aligned with, the Kunming-
Montreal Global Biodiversity Framework, and all our targets can be allocated to the avoidance, minimisation, restoration, and rehabilitation layers of the mitigation hierarchy.
Stakeholders in our value chain have not been formally involved in our target setting.
Our targets and progress against these targets are set out below:

Implement regenerative agriculture practices on 1 million hectares of agricultural land by 2030, and help protect and restore 1 million hectares of natural ecosystems by 2030
Regenerative agriculture activities eligible for support through Unilever’s programmes must contribute to at least two of the five impact areas outlined in our Regenerative
Agriculture Principles: climate, soil, water, livelihoods or biodiversity.
Protect and restore activities eligible for support through Unilever’s programmes are those designed to either conserve areas of natural ecosystem or improve ecosystem quality.
Eligible programmes must operate within a defined geographical area, be approved by Unilever authority, be operational between 1 January 2021 and 31 December 2024, and be run directly by Unilever or by a third party under a contractual commitment with Unilever. Where a programme is phased over multiple years, only the share of newly operational between 1 January and 31 December 2024 will be eligible. A programme is considered operational if at least one activity has commenced, as demonstrated by the use of budgeted financial or in-kind resources.
95% volume of key crops to be verified as sustainably sourced by 2030
Key crops include cereals and starches, cocoa, coconut oil, dairy, palm oil, paper and board, rapeseed oil, soy oil, sugar, tea, vanilla, and vegetables and herbs, and account for over 75% of our agricultural sourcing by volume.
Sustainable sources are defined as raw materials that are either produced according to third-party certification and aligned with Unilever’s Sustainable Agricultural Principles or purchased from non-sustainable sources but matched with credits representing verified sustainably sourced raw materials. Examples include soy (RTRS credits), cane sugar (Bonsucro credits), and palm oil and palm kernel oil (RSPO credits).
Measuring performance against this target includes the partial use of credits to address the unavailability of physically sustainable (certified) sources in some markets. These credits are compensatory and not associated with providing biodiversity improvements.
Exclusions: crops purchased by third parties, those used in agricultural production of other purchase materials or those included in the manufacturing process of purchased materials, and where the volume is <1,000 tonnes.
Maintain no deforestation across our primary deforestation-linked commodities
Performance is measured as the percentage of purchase order volumes of palm oil, paper and board, tea, soy and cocoa that meet Unilever's deforestation-free requirements in the period from 1 January to 31 December 2024.
Materials are determined to be deforestation-free through one of the following means:
■The materials are in compliance with the European Union Regulation on Deforestation-Free Products (EUDR);
■An independent third-party certification body has provided confirmation to Unilever that the supplier meets the requirements of the Unilever Deforestation-Free Verification protocols;
■The supplier has received a third-party certification from one of a list of approved certification bodies that meet Unilever's Deforestation-free requirements; or
■The materials come from locations or countries considered to have had a negligible risk of recent deforestation as per the Negligible Risk Protocol.
Exclusions: Materials purchased by third-party companies supplying finished products for Unilever, materials purchased for collaborative manufacturing, materials included as an ingredient or used in the process of purchased materials or produced with multiple interchangeable feedstocks, small volume materials for palm oil and small volume suppliers where the aggregated volumes are <5% of total purchased volumes.

Unilever Annual Report on Form 20-F 2024	257

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ENVIRONMENTAL DISCLOSURES

Nature targets	Goal	2024	2023	2022
Implement regenerative agriculture practices on 1 million hectares of agricultural land by 2030 (millions of hectares)(a)	1m	0.13m	0.06m	0.05m
Help protect and restore 1 million hectares of natural ecosystems by 2030 (millions of hectares)(a)	1m	0.43m	0.29m	0.20m
95% volume of key crops to be verified as sustainably sourced by 2030 (% purchased)(b)(c)	95%	79%	79%	81%
Maintain no deforestation across our primary deforestation-linked commodities (% palm oil, paper and board, tea, soy and cocoa order volumes that are deforestation-free)(d)	95%	97%	98%	–
(a)These results are from projects funded by Unilever and our partners. Unilever has an agreement with our project partners that allows all parties to make public statements on the total impacts of these projects provided they acknowledge the role of the other party.
(b)Raw materials produced according to third-party certification and aligned with Unilever’s SAP were 63% in 2024, 66% in 2023 and 71% in 2022.
(c)Raw materials purchased from non-sustainable sources but matched with credits representing verified sustainably sourced raw materials were 16% in 2024, 13% in 2023 and 10% in 2022.
(d)2023 performance measured for all commodity volumes ordered for three-month period October to December, except for palm oil in India measured only for December.
The change to our goals in 2024 reflects our commitment to expand and stretch our sustainability requirements, and has impacted our 2024 performance on our sustainably sourced and no deforestation goals. Our updated sustainable sourcing goal requires that all materials be verified, and we are transitioning suppliers and programmes to verification through 2024. In addition, having reached 97.5% deforestation-free sourcing in 2023 for palm oil, paper and board, tea, soy and cocoa order volumes, we set our target at 95% on an ongoing basis for the same commodities in 2024, to ensure we can expand the scope of our programme by onboarding new suppliers and materials. This expands our deforestation-free sourcing and provides better resilience and greater scale. The scope of this target covers more than 65% of Unilever’s impact on land used to grow our key crops, and focuses on those commodities that are most often linked to deforestation and conversion of natural ecosystems to farmland.
Impact metrics related to biodiversity and ecosystems change

The Integrated Biodiversity Assessment Tool (IBAT) contains global biodiversity datasets and derived data, including the International Union for Conservation of
Nature (IUCN) Red List of Threatened Species™, the World Database on Protected Areas (WDPA) and the World Database of Key Biodiversity Areas (WDKBA).
Biodiversity-sensitive areas (BSAs) are defined as the Natura 2000 network of protected areas, UNESCO World Heritage sites and Key Biodiversity Areas (KBAs), as well as other protected areas, as referred to in Appendix D of Annex II to Commission Delegated Regulation (EU) 2021/2139.
A Key Biodiversity Area (KBA) is a site that contributes significantly to the global persistence of biodiversity in terrestrial, freshwater and marine ecosystems. Sites qualify as global KBAs by meeting one or more of 11 criteria in five categories: threatened biodiversity; geographically restricted biodiversity; ecological integrity;
biological processes; and irreplaceability.
A Protected Area (PA) is a clearly defined geographical space, recognised, dedicated and managed through legal or other effective means to achieve the long-term conservation of nature, along with associated ecosystem services and cultural values. These areas are obtained from the WDPA.
Unilever site geo-coordinates are assessed using the IBAT to identify those within 1km of a BSA. For each site that is identified as in or within 1km of a BSA,
Unilever assess where there is a negative change in the Biodiversity Intactness Index (BII) and if this is greater than zero between 2017 and 2020; and a water-
stressed area according to WRI Aqueduct Water Risk Atlas Tool. For sites where there is both water stress and a negative change in BII, Unilever includes this site in the metric and obtains the site size (in square metres) from Unilever’s site surface land area reports. Site areas reported in square metres are converted to hectares and summed to give a total area in hectares.
Sites that were initially identified as being in biodiversity-sensitive areas but are located within highly urbanised regions were excluded from the final list, as their proximity to biodiversity-rich locations is limited.
Exclusions: Smaller offices, logistics and GBU sites that do not report in Unilever systems.

Impact metrics related to biodiversity and ecosystems change	2024
Number of Unilever sites in or near (i.e. within 1km) of biodiversity-sensitive areas, that are negatively affecting biodiversity	22
Area of Unilever sites in or near (i.e. within 1km) of biodiversity-sensitive areas, that are negatively affecting biodiversity (hectares)	322
While the indicators used may identify potential negative impacts, they risk over- and under-reporting due to outdated and inaccurate global biodiversity data sets.
Consequently, we are unable to directly attribute Unilever’s operations to negative impacts on biodiversity and ecosystems.

258	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ENVIRONMENTAL DISCLOSURES

Resource Use and Circular Economy
IMPACT, RISK AND OPPORTUNITY MANAGEMENT
Our material Environmental impacts, risks and opportunities resulting from the double materiality assessment (DMA) and the process by which these were identified are detailed on page 230.
Policies
Unilever’s environmental policies are disclosed on page 232. The table below demonstrates how these policies address our material risks and impacts in relation to resource use and circular economy.

	Plastic pollution	Hazardous waste	EPR schemes and other plastic-related taxes

Unilever Environmental Policy	■	■	■
Environmental Care Framework Standard	■	■
Responsible Partner Policy	■	■
Our approach to plastic packaging is embedded in our overall business strategy and product innovation cycles. Our policies in relation to plastic packaging encompass the reduction in our use of virgin plastics, and our policies in relation to hazardous waste encompass waste management.
Unilever’s policies and other disclosures regarding the sustainable sourcing of raw materials are detailed in our Biodiversity and Ecosystems section on page
254.
Actions
Plastic pollution, extended producer responsibility (EPR)
schemes for packaging and other plastic-related taxes
Unilever is working to end plastic pollution through reduction, circulation and collaboration. We aim to reduce virgin plastic use by switching to recycled plastic, designing lighter packaging, and developing alternative packaging materials, formats and models. We have also introduced new packaging solutions, like laundry sheets and capsules in cardboard boxes, to reduce or remove plastic. To help find new ways for our consumers to shop and use our products, since 2021, we have conducted over 50 reuse-refill pilots around the world, testing and learning from different approaches. Because we recognise that collaboration and regulation are key to scaling reusable packaging models, we are also participating in industry-wide initiatives led by the World Economic
Forum, the Ellen MacArthur Foundation and the Consumer Goods Forum.
To help keep plastic packaging in circulation and out of the environment, we are developing next-generation packaging materials that are reusable, recyclable or compostable. We split rigid packaging from hard-to-recycle flexible packaging in recognition of the unique challenges linked to each format and the different solutions required. In 2024, we introduced a new recyclable pump for Vaseline bottles in North America. Through our Future Flexibles programme, we are exploring alternatives to plastic, such as recyclable and compostable paper-
based materials. While we develop and scale these new materials, we are moving some of our products’ packaging to paper-plastic solutions, such as
Knorr bouillon cubes in the UK. Additionally, we are supporting initiatives to collect and process plastic, which helps to scale waste management systems, prevent plastic pollution in the environment, and reduce the leakage of microplastics.
Tackling plastic pollution requires cross-industry collaboration and policy to drive systemic change and ensure that all businesses play by the same rules. We co-
chair the Business Coalition for a Global Plastics Treaty, campaigning for a legally binding UN plastics treaty that addresses the full lifecycle of plastic and creates a level playing field for all businesses. We also advocate for mandatory, well-designed extended producer responsibility (EPR) schemes to hold businesses accountable for their packaging choices. In 2020, we endorsed the
Consumer Goods Forum’s position on EPR scheme design, and in 2021, we signed the Ellen MacArthur Foundation’s public statement supporting the use of
EPR, alongside industry peers.
Waste management, including hazardous waste
We drive continuous improvement in waste management at our sites, including hazardous waste, through the Environmental Care Framework Standard
(ECFWS). For our manufacturing organisation, the Unilever Manufacturing
System (UMS) provides an operational framework to support the implementation of the ECFWS. Our sites follow a framework to identify and implement actions addressing negative waste-related impacts. Each year, all sites develop action plans to further enhance ECFWS compliance, including waste management, with progress monitored throughout the year to ensure the timely closure of actions.
In 2024, we introduced a global Waste Standard, effective 1 January 2025, mandating minimum requirements for the management of hazardous and non-
hazardous waste at all Unilever sites. The standard mandates the application of the waste hierarchy, employee engagement on waste management principles and regular audits of our waste service providers. To reduce our waste footprint, the standard also requires sites to maintain zero non-hazardous waste from manufacturing to landfill or incineration without energy recovery, which Unilever has maintained since 2015. In 2024, we supported this by collaborating with governments and waste service providers in countries where this approach is not widely available.
Within our value chain, our business partners are required to comply with the mandatory requirements of our Responsible Partner Policy (RPP), including our hazardous waste management requirements. We verify RPP alignment through self-declarations upon registration, annual re-registration to our systems, routine due diligence and risk-based audits. We require business partners to create a
Corrective Action Plan to address any issues identified during third-party audits and we encourage suppliers to contact the Unilever team for guidance where they face challenges in meeting our requirements.
METRICS AND TARGETS
Targets
Our plastic packaging targets focus on the areas we know will have the most impact such as reducing our use of virgin plastic and developing solutions for hard-to-recycle flexible plastic packaging materials, like plastic sachets.
We aim to address plastic pollution, including microplastics pollution, by reducing our virgin plastic usage and increasing circular plastic packaging design. These voluntary targets are in line with Unilever’s Environmental Policy. Ecological thresholds and allocations of impacts to Unilever have not been applied when setting targets. Consideration of microplastics in our products is detailed on page
249.
Making progress on our targets to address plastic packaging is relevant to EPR schemes, taxes or bans related to packaging; however, we do not have specific targets in place for such schemes, taxes or bans.
We do not have formal waste targets in place in our own operations. However, waste generation and waste routes are monitored at a local level to ensure compliance with Unilever standards and local legal requirements. Our global
Safety, Health and Environment (SHE) team also monitors the compliance of our manufacturing sites with respect to our aim to send zero non-hazardous waste to landfill or incineration without energy recovery, and site-level plans are developed to remediate any identified instances of non-compliance.

Unilever Annual Report on Form 20-F 2024	259

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ENVIRONMENTAL DISCLOSURES

The scope of our plastic packaging targets includes plastic packaging in 26 countries, which account for approximately 82% of Unilever’s sales. Packaging materials comprise of a range of different plastics, including:
■Rigids – plastic packaging materials that are sturdy, inflexible and maintain their shape even when empty, such as bottles, jars and tubs.
■Flexibles – plastic packaging materials that can be easily moulded, folded or shaped, adapting to the product’s form, such as pouches, sachets, overwraps and tubes.
Where packaging components are made of multiple materials, those that are predominantly plastic by weight are defined as plastic packaging. Conversely, if plastic is not the single greatest material by weight within a packaging item, the whole item is not considered ’plastic packaging’.
Exclusions: All targets exclude plastic packaging purchased/sold (as applicable) by businesses that are not fully integrated into Unilever’s SAP system and transport packaging, also known as tertiary packaging.
Reduce our virgin plastic footprint by 30% by 2026, and 40% by 2028, from a 2019 baseline; and Use 25% recycled plastic in our packaging by 2025
Virgin plastic packaging is derived from fossil fuels and/or bio-based sources and has not been recycled. 2024 virgin and recycled plastic packaging volumes are recorded based on supplier invoices and product specification information. 2019 plastic packaging volumes are estimated by country and Business Group, based on the volume of plastic purchased in 26 countries in 2023 and the ratio of 2019 and 2023 total product sales volumes. The 2019 recycled plastic purchased is estimated based on monthly demand by region.
Other exclusions: Plastic packaging purchased by collaborative manufacturers of Unilever products is not included, representing approximately 11% of plastic packaging purchased in the 26 countries.
100% of our plastic packaging to be reusable, recyclable or compostable by 2030 (for rigids) and 2035 (for flexibles); and Collect and process more plastic packaging than we sell by 2025
Plastic packaging volumes are based on plastic packaging used in products sold. Approximately 6% of products have incomplete information, which is extrapolated from the average of the most similar products available with complete data. To estimate the total tonnes of plastic packaging used in products sold for the reporting year, the plastic packaging used in products sold for the 12 months to 30 September 2024 is multiplied by the ratio of sales volumes for the 12 months to 30
September 2024 compared to the 12 months to 31 December 2024.
■Recyclable plastic packaging: technically possible to recycle and has proven commercial viability for plastics processors to recycle the material in the region where it is sold.
■Reusable plastic packaging: designed to be used, then refilled more than once and used again for the same purpose; it must also be recyclable at the end of its life and is therefore not assessed separately to recyclability.
■Compostable plastic packaging: meets international standards and definitions for compostability, and local country infrastructure exists to enable composting to take place.
Recyclability and compostability are assessed based on information gathered from various sources, such as governmental organisations (for recycling and recovery rates), industry consortiums and packaging recycling organisations.
Plastic packaging collected for processing is calculated by country and consists of:
■Post-consumer recycled plastic purchased by Unilever, recorded based on supplier invoices and product specification information.
■Plastic packaging collected through activities directly funded by Unilever, tracked by country through invoices, contracts or other written confirmation from the relevant supplier organisations. Where it is collected and processed in partnership, we will only count Unilever’s share.
■The tonnes of Unilever product packaging recycled, reused or recovered in countries where Unilever funds municipal recycling through EPR schemes are estimated using country-specific Recycling and Recovery Indices (RRI). These estimates rely on government or industry data, or on internal expert opinions when external data is unavailable or unreliable. Bottle collection is excluded to prevent double-counting with post-consumer recycled plastic packaging purchased by Unilever.

Plastics targets	Goal	2024	2023	2022
Reduce our virgin plastic footprint by 30% by 2026, and 40% by 2028, from a 2019 baseline(a)	-30%	-23%	-21%	-21%
100% of our plastic packaging to be reusable, recyclable or compostable(b)	100%	57%	53%	55%
by 2030 for rigids (% of total tonnes of reusable, recyclable or compostable plastic packaging used)		76%	–	–
by 2035 for flexibles (% of total tonnes of reusable, recyclable or compostable plastic packaging used)		13%	–	–
Use 25% recycled plastic in our packaging by 2025 (% of total used in packaging)(c)	25%	21%	20%	18%
Collect and process more plastic than we sell by 2025 (tonnes of plastic packaging collected and processed, % of tonnes of plastic sold)(d)	100%	93%	68%	61%
(a)Restated from -18% in 2023 and -13% in 2022 due to change in measurement methodology (see below).
(b)2023 and 2022 measured for 12-month period ended 30 September.
(c)Restated from 22% in 2023 and 21% in 2022 due to change in measurement methodology (see below).
(d)Restated from 61% in 2023 and 58% in 2022 due to change in measurement methodology (see below).
In 2024, Unilever implemented improvements in the measurement of our virgin plastic and recycled plastic packaging, as part of our continuous efforts to enhance the quality of our reporting. Measurement is now based on more accurate, granular and automated purchases data, and allows for improved consistency within our calculations. We have therefore restated our 2022 and 2023 virgin plastic (including the baseline), recycled plastic, and collect and process performance metrics to reflect these measurement improvements.
We have made progress across all our plastic goals in 2024. We increased our use of recycled plastic, driven by new innovation launches including Dove and Lux body washes in China and Cif cream cleaner in Turkey, as well as volume growth in our Power Brands, which already use higher levels of recycled plastic. The increase in recycled plastic use in our packaging contributed to the reduction in our virgin plastic footprint, alongside innovation projects such as the roll out of new lightweight Rexona and Axe roll-on and stick deodorant designs in our largest deodorants markets.
The proportion of our plastic packaging that is reusable, recyclable or compostable increased, driven by innovations including the launch of recyclable pumps for
Vaseline bottles in North America and by the availability of more accurate data on recycling infrastructure. In 2024, we updated our 100% recyclable, reusable and compostable goal by splitting it into rigid packaging and flexible packaging. This was in recognition of the unique challenges linked to each format and therefore the different solutions required. Flexible plastic packaging remains an industry-wide challenge, with collection, processing and recycling infrastructure underdeveloped in many markets. Developing alternatives to flexible plastic packaging is our priority. This includes alternative packaging materials, formats and models. We know that alternative packaging formats and models, like reuse-refill, will take more time and systemic change to scale, which is why we are also developing material alternatives to flexible plastic. For this, we are increasing investment in materials science and technology, boosting our in-house expertise to develop new sustainable packaging materials and technologies, and working with our supply chain partners to bring these solutions to market.
In 2024, we helped to collect and process 93% of our plastic packaging footprint, representing significant progress towards our 2025 goal. The improvement was achieved through scaling up and broadening our collection and processing activities across markets, including onboarding new waste management partners in Brazil and expanding our existing partnership on community waste banks in Indonesia. Key markets driving our progress include Brazil, India, Indonesia, Thailand and
Vietnam.

260	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ENVIRONMENTAL DISCLOSURES

Resource Inflows

Description of resource inflows
The material resource inflows used in our own operations and upstream value chain are raw materials, packaging materials, and water:
■Raw materials used to produce our products include materials originating from agriculture and forestry, including palm-based oleochemicals and food ingredients, as well as chemicals which may originate from fossil fuels, minerals or metals extracted from the earth. Unilever’s raw materials include biological materials which are derived from or produced by living organisms (e.g. crops, animals, bacteria and fungi).
■Packaging materials include plastic, paper and board, glass and aluminium, and both virgin and secondary materials (materials that are derived from the recycling of primary materials which are reprocessed and then reused).
■Water is used as an ingredient in our products and for our manufacturing processes.
Inflows of property, plant and equipment are not considered to be material.
Resource inflows metrics: Products and technical and biological materials used, including secondary materials
Measured based on tonnes of raw and packaging materials purchased for Unilever operations and collaborative manufacturing, and water consumed in Unilever operations.
Raw and packaging materials purchased by Unilever and packaging materials purchased by collaborative manufacturers supplying Unilever’s Business Groups, are recorded based on supplier invoices and product specification information. Where supplier invoices or product specification information are not available for packaging materials purchased by third parties, volumes are estimated using extrapolation of existing data (representing circa 1% of total raw and packaging materials purchased by Unilever and third parties).
For water consumption volumes, refer to Water Consumption metrics on page 253.
Resource inflows metrics: Biological materials that are sustainably sourced
Measured based on tonnes of biological raw and packaging materials purchased by Unilever. Biological material volumes are calculated based on supplier invoices, and then mapped to tonnes of feedstock material e.g. chocolate is decomposed into x% cocoa, y% dairy and z% sugar. Water consumed in Unilever operations is not included in the measurement.
Sustainable sources are defined as either raw materials which are produced according to third-party certification and aligned to Unilever’s Sustainable Agricultural
Principles (48%); or purchased from non-sustainable sources but matched to credits which represent verified sustainably sourced raw materials (12%) e.g. soy
(RTRS credits), cane sugar (Bonsucro credits) and RSPO credits for palm oil and palm kernel oil.

Resource inflows metrics	2024
Total weight of products and technical and biological materials used (million tonnes)(a)	32
Biological materials used that are sustainably sourced as a percentage of biological materials used (%)	60%
Total weight of secondary materials used (million tonnes)	1
Secondary material used as a percentage of total weight of products and technical and biological materials used (%)	2%
(a)Comprises 47% tonnes of raw and packaging materials purchased for Unilever operations and collaborative manufacturing and 53% water consumed in operations.
Resource Outflows
Products and materials

Description of resource outflows
Resource outflows include consumer products, the packaging materials used to contain or protect them, and waste materials. Consumer products include food, beauty, personal care and home care products. Packaging materials include plastic, paper and board, glass and aluminium.
Exclusions: Our products are designed to be consumed, such as food, or to deliver benefits to the consumer and then pass into wastewater, such as shampoo or laundry detergent. As such, repairability and durability are not relevant concepts.
Product and material metrics
Measured based on tonnes of packaging materials purchased for Unilever operations and collaborative manufacturing.
Packaging materials purchased by Unilever and collaborative manufacturers supplying Unilever’s Business Groups are recorded based on supplier invoices and product specification information. Where supplier invoices or product specification information are not available for packaging materials purchased by third parties, volumes are estimated using extrapolation of existing data (representing circa 6% of total packaging materials purchased by Unilever and third parties).
Recyclability is assessed using data from various sources, such as governmental organisations (for recycling and recovery rates), industry consortiums and packaging recycling organisations. This reflects the technical potential to recycle a packaging material.
Exclusions: Product recyclability is not a materially relevant concept for our consumer products and is therefore excluded from the metric.

The percentage of our packaging that is recyclable using existing technology is set out below. Not all packaging that is technically recyclable will actually be recycled, due to a lack of infrastructure. Our goal relating to the ‘actual recyclability’ of plastic packaging is included on page 259 and our plastic packaging actions are outlined on page 258.

Product and material metrics	2024
Rate of recyclable content in packaging materials used by Unilever (%)	78%

Unilever Annual Report on Form 20-F 2024	261

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ENVIRONMENTAL DISCLOSURES

Waste

Description of waste composition
Waste streams relevant to the consumer goods sector include wastes from industrial processes, food waste and packaging waste.
Materials present in the waste generated by Unilever include raw materials used to manufacture products in various stages of processing, such as food ingredients;
packaging materials, such as plastic and paper; and waste from production processes, such as boiler ash.
Waste metrics
Waste is measured for all manufacturing sites and the majority of logistics and other sites. This is based on documentation, provided by waste service providers, which breaks down the type of waste that has been collected, the amount, and the waste management route.
For the remaining sites, representing 5% of volumes, estimates are made for hazardous and non-hazardous waste based on measured sites and site headcount or pallet position. It is assumed that all estimated hazardous waste is directed to disposal by incineration without energy recovery and all estimated non-hazardous waste is directed to disposal by landfill.

Waste generated in own operations (thousands tonnes)	2024
Total waste generated	731
Hazardous waste diverted from disposal	25
For preparation for reuse	4
For recycling	11
For other recovery operations	10
Non-hazardous waste diverted from disposal	699
For preparation for reuse	196
For recycling	337
For other recovery operations	166
Hazardous waste directed to disposal	6
By incineration without energy recovery	4
By landfilling	2
By other disposal operations	0
Non-hazardous waste directed to disposal	1
By incineration without energy recovery	0
By landfilling	1
By other disposal operations	0
Non-recycled waste	183
Percentage of non-recycled waste (%)	25%
Total hazardous waste including radioactive waste	31

262	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ENVIRONMENTAL DISCLOSURES

Potential financial effects
We have considered our most material resource use and circular economy-related risks under two nature scenarios: High Nature Degradation and High Nature
Preservation. Further detail on these scenarios is set out on page 254. The approach taken to this analysis is the same as the process set out in our climate scenario analysis on page 235, with the exception of the specific nature scenario selection.
The outcomes from this analysis are set out below.

EPR for packaging (transition risk)
Expansion of EPR schemes and plastic tax
€bn impact on net profit (as a % of net revenue)
Description	Assumptions	Scenario	Risk type	2030	2039	2050
The expansion of EPR schemes, globally or to countries currently considering a scheme. Additionally, within a High Nature Preservation scenario, the introduction of a global plastic tax.
Gross risk
The costs relating to EPR schemes apply to
all plastics within our packaging; plastic tax
applies to virgin plastic only.
■High Nature Preservation: EPR schemes
expand to all countries by 2030 and a
global plastic tax is levied on virgin plastic
production, growing from USD 0 per tonne
in 2030 to USD 1,000 per tonne in 2050.
■High Nature Degradation: EPR schemes
expand only to countries currently
considering a scheme.
Net risk
■Achieving our plastic goals reduces
exposure to EPR costs and the volume of
virgin plastic exposed to a potential tax.
		High Nature Preservation	Gross	-0.5 (-0.8%)	-1.2 (-1.5%)	-2.8 (-2.6%)
			Net	-0.4 (-0.7%)	-0.9 (-1.1%)	-1.9 (-1.7%)
		High Nature Degradation	Gross	-0.4 (-0.7%)	-0.7 (-0.9%)	-1.5 (-1.4%)
			Net	-0.4 (-0.6%)	-0.7 (-0.8%)	-1.3 (-1.2%)

EPR for packaging (transition risk)
Increased bans on plastic packaging
Description	Assumptions	Risk type	Description
Increased bans on plastic packaging, affecting all markets in the High Nature Preservation scenario and some markets in the High Nature Degradation scenario.
Gross risk
Plastic packaging bans are introduced
in certain markets:
■High Nature Preservation: Global initiatives
to phase out and ban some types of
packaging, with viable alternatives made
available.
■High Nature Degradation: Introduction of
bans for some types of packaging before
viable alternatives exist, in countries with
high plastic pollution.
Net risk
■Achieving our goals to reduce plastic
packaging use, enhance recyclability, and
improve waste collection, recycling, and
reuse infrastructure.
Gross
High Nature Preservation: Global initiatives for the
management of waste streams via EPR schemes are
implemented by 2030. From 2030 onwards, additional global
criteria to define bans for some types of packaging are
established, increasing packaging costs where viable
alternatives remain more expensive.
High Nature Degradation: Country policies are fragmented;
packaging bans are more likely in nations affected by high
plastic pollution, reducing revenues in these markets.

Net
Both scenarios: We achieve 100% reusable, recyclable or
compostable plastic packaging goals by 2035 for flexibles,
minimising exposure to bans and protecting revenues, while
advocating for global rules and harmonised regulation.

Unilever Annual Report on Form 20-F 2024	263

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ENVIRONMENTAL DISCLOSURES

EU Taxonomy Disclosures
OVERVIEW
The EU Taxonomy regulation sets out the reporting obligations to be included in the sustainability statement. The regulation outlines certain activities, referred to as ’eligible’ and ’aligned’ activities. For the financial year 2024, businesses need to assess whether they have eligible and aligned activities within each of the six environmental objectives: i) climate change mitigation, ii) climate change adaptation, iii) sustainable use and protection of water and marine resources,
iv) transition to a circular economy, v) pollution prevention and control, and vi)
protection and restoration of biodiversity and ecosystems.
If the eligible activities are considered to make a substantial contribution to an objective and do no significant harm in accordance with the criteria set out in the regulations, then they are designated as ’aligned’ as long as the business also meets a minimum set of criteria with respect to human rights, bribery and corruption, taxation and fair competition. Using the current list of eligible activities and the alignment criteria, we have reviewed the Group’s turnover, capital expenditure and operating expenditure (as defined by the EU Taxonomy) to identify the extent of any eligible and aligned activities within our business. The outcome of our review is presented below.
The EU Taxonomy remains a work in progress and in creating the current list of environmentally sustainable activities, the European Commission has not yet considered the FMCG industry in which the Group operates, focusing instead on the more carbon-intensive industries where it believes there is the most potential for climate change mitigation or adaptation.
TURNOVER KPI
For the year ended 31 December 2024, none of our turnover related to eligible activities, as detailed in our consolidated income statement on page 138.
Therefore, none of our turnover can be classified as aligned.
OPERATING EXPENDITURE KPI
As per the EU Taxonomy, operating expenditure is defined as directly incurred, non-capitalised costs relating to research and development, building renovations, short-term leases, or the repair and maintenance of property, plant and equipment. For the year ended 31 December 2024, we did not identify any material operating expenditure in respect to eligible activities. As a consequence, none of our operating expenditure can be classified as aligned.
CAPITAL EXPENDITURE KPI
For the year ended 31 December 2024, as set out in our consolidated financial statements, 15.1% of our capital expenditure related to eligible activities. This includes all additions to intangible assets as detailed in note 9 on page 160 and all additions to tangible assets (both leased and owned) as detailed in note 10 on page 163. Those additions include those resulting from business combinations and are before depreciation, amortisation and any re-measurements.
We have identified eligible activities that relate to i) climate change mitigation, iii)
sustainable use and protection of water and marine resources and iv) transition to a circular economy. The majority of this relates to the acquisition of buildings as shown in the tables below. There are no eligible activities in respect of v)
pollution prevention and control, and vi) protection and restoration of biodiversity and ecosystems.
We have determined that none of this eligible capital expenditure can be classified as aligned as they do not make a substantial contribution to climate change mitigation objective. The principal reason is that we do not have sufficiently detailed documentation to support the criteria.
We meet the minimum set of criteria with respect to human rights, corruption and bribery, taxation and fair competition. This has been determined by assessing our internal policies against the minimum criteria and reviewing any breaches or violations identified in the reporting period.

Taxonomy-eligible but not Taxonomy-aligned activities
€ Million
Climate change mitigation
4.1 – Electricity generation using solar photovoltaic technology	5.7
4.16 – Installation and operation of electric heat pumps	1.9
4.24 – Production of heat/cool from bioenergy	1.1
5.2 – Renewal of water collection, treatment and supply systems	1.0
6.5 – Transport by motorbikes, passenger cars and light commercial vehicles	3.1
7.1 – Construction of new buildings(a)	8.6
7.2 – Renovation of existing buildings(a)	21.6
7.3 – Installation, maintenance and repair of energy efficiency equipment	6.8
7.7 – Acquisition and ownership of buildings	385.4
8.1 – Data processing, hosting and related activities	1.3
Sustainable use and protection of water and marine resources
2.1 – Water supply	1.3
Transition to a circular economy,
5.1 – Repair, refurbishment and remanufacturing	0.9
Total Taxonomy-eligible but not Taxonomy-aligned activities	438.7
(a)Capital expenditure for those eligible activities are also eligible under the objective ’Transition to a circular economy’ however they are all allocated to Climate Change to avoid double counting.

264	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ENVIRONMENTAL DISCLOSURES

Proportion of capital expenditure from products or services associated with Taxonomy-aligned economic activities –
disclosure covering the year ended 31 December 2024

Financial year	2024			Substantial contribution criteria						DNSH criteria ('Does Not Significantly Harm')
Economic activities (1)	Code (2)
		€ Million	%	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	in %	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES
A.1. Environmentally sustainable activities (Taxonomy-aligned)
Capital expenditure of environmentally sustainable activities (Taxonomy-aligned) (A.1)		0	-%	-%	-%	-%	-%	-%	-%	N	N	N	N	N	N	Y	-%
Of which enabling		0	-%	-%	-%	-%	-%	-%	-%	N	N	N	N	N	N	Y	-%	E
Of which transitional		0	-%	-%	-%	-%	-%	-%	-%	N	N	N	N	N	N	Y	-%		T
A.2. Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)
				N/EL	N/EL	N/EL	N/EL	N/EL	N/EL
4.1 – Electricity generation using solar photovoltaic technology	CCM 4.1	5.7	0.2%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.6%
4.16 – Installation and operation of electric heat pumps	CCM 4.16	1.9	0.1%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.1%
4.24 – Production of heat/ cool from bioenergy	CCM 4.24	1.1	0.1%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.2%
5.2 – Renewal of water collection, treatment and supply systems	CCM. 5.2	1.0	—%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								—%
6.5 – Transport by motorbikes, passenger cars and light commercial vehicles	CCM 6.5	3.1	0.1%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.1%
7.1 – Construction of new buildings	CCM 7.1, CE 3.1	8.6	0.3%	EL	N/EL	N/EL	N/EL	EL	N/EL								—%
7.2 – Renovation of existing buildings	CCM 7.2, CE 3.2	21.6	0.8%	EL	N/EL	N/EL	N/EL	EL	N/EL								0.2%
7.3 – Installation, maintenance and repair of energy efficiency equipment	CCM 7.3	6.8	0.2%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								0.4%
7.7 – Acquisition and ownership of buildings	CCM 7.7	385.4	13.3%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								16.1%
8.1 – Data processing, hosting and related activities	CCM 8.1	1.3	—%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								—%
2.1 – Water supply	WTR 2.1	1.3	—%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								—%
5.1 - Repair, refurbishment and remanufacturing	CE 5.1	0.9	—%	EL	N/EL	N/EL	N/EL	N/EL	N/EL								—%
Capital expenditure of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		438.7	15.1%	%	—%	%	—%	%	%								17.7%
A. Capital expenditure of Taxonomy-eligible activities (A.1+A.2)		438.7	15.1%	%	—%	%	—%	%	%								17.7%
B .TAXONOMY-NON-ELIGIBLE ACTIVITIES
Capital expenditure of Taxonomy-non-eligible activities		2,464.1	84.9%
TOTAL		2,902.8	100%
Climate Change
Mitigation (5)
Climate Change
Adaption (6)
Water (7)
Pollution (8)
Circular Economy (9)
Biodiversity (10)
Climate Change
Mitigation (11)
Climate Change
Adaption (12)
Water (13)
Pollution (14)
Circular Economy (15)
Biodiversity (16)
Minimum
safeguards (17)
Proportion of taxonomy
aligned (A.1.) or eligible
(A.2.) Capex 2023 (18)
Category enabling
activity (19)
Category transitional
activity (20)
Proportion of capital
expenditure, year 2024
(4)
Capital expenditure (3)

Unilever Annual Report on Form 20-F 2024	265

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ENVIRONMENTAL DISCLOSURES

Proportion of operating expenses from products or services associated with Taxonomy-aligned economic activities –
Proportion of Taxonomy
-aligned (A.1.) or -eligible (A.2.) operating
expenses 2023 (18)
disclosure for the year ended 31 December 2024

Financial year	2024			Substantial contribution criteria						DNSH criteria ('Does Not Significantly Harm')
Economic activities (1)	Code (2)	Operating expenses (3)	Proportion of operating expenses, year 2024 (4)
		€ Million	%	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES
A.1. Environmentally sustainable activities (Taxonomy-aligned)
Operating expenses of Taxonomy- eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		0	-%	-%	-%	-%	-%	-%	-%	N	N	N	N	N	N	Y	-%
Of which enabling		0	-%	-%	-%	-%	-%	-%	-%	N	N	N	N	N	N	Y	-%	E
Of which transitional		0	-%	-%	-%	-%	-%	-%	-%	N	N	N	N	N	N	Y	-%		T
A.2. Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)
				N/EL	N/EL	N/EL	N/EL	N/EL	N/EL
Operating expenses of Taxonomy- eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2)		0	-%	-%	-%	-%	-%	-%	-%
A. Operating expenses of Taxonomy-eligible activities (A.1+A.2)		0	-%	-%	-%	-%	-%	-%	-%
B. TAXONOMY-NON-ELIGIBLE ACTIVITIES
Operating expenses of Taxonomy-non- eligible activities		1,546.0	100%
TOTAL		1,546.0	100%
Climate Change
Mitigation (5)
Climate Change
Adaption (6)
Water (7)
Pollution (8)
Circular Economy (9)
Biodiversity (10)
Climate Change
Mitigation (11)
Climate Change
Adaption (12)
Water (13)
Pollution (14)
Circular Economy (15)
Biodiversity (16)
Minimum Safeguards (17)
Category enabling
activity (19)
Category transitional
activity (20)

266	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ENVIRONMENTAL DISCLOSURES

Proportion of turnover from products or services associated with Taxonomy-aligned economic activities – disclosure for the year ended 31 December 2024

Financial year	2024			Substantial contribution criteria						DNSH criteria ('Does Not Significantly Harm')
Economic activities (1)	Code (2)	Turnover (3)	Proportion of turnover 2024 (4)
		€ Million	%	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y; N; N/EL	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	Y/N	%	E	T
A. TAXONOMY-ELIGIBLE ACTIVITIES
A.1. Environmentally sustainable activities (Taxonomy-aligned)
Turnover of environmentally sustainable activities (Taxonomy- aligned) (A.1)		0	-%	-%	-%	-%	-%	-%	-%	N	N	N	N	N	N	Y	-%
Of which enabling		0	-%	-%	-%	-%	-%	-%	-%	N	N	N	N	N	N	Y	-%	E
Of which transitional		0	-%	-%	-%	-%	-%	-%	-%	N	N	N	N	N	N	Y	-%		T
A.2. Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities)
				N/EL	N/EL	N/EL	N/EL	N/EL	N/EL
Turnover of Taxonomy- eligible but not environmentally sustainable activities (not Taxonomy- aligned activities) (A.2)		0	-%	-%	-%	-%	-%	-%	-%								-%
A. Turnover of Taxonomy- eligible activities (A.1+A.2)		0	-%	-%	-%	-%	-%	-%	-%								-%
B .TAXONOMY-NON-ELIGIBLE ACTIVITIES
Turnover of Taxonomy-non- eligible activities		60,761	100%
TOTAL		60,761	100%
Climate Change
Mitigation (5)
Climate Change
Adaption (6)
Water (7)
Pollution (8)
Circular Economy (9)
Biodiversity (10)
Climate Change
Mitigation (11)
Climate Change
Adaption (12)
Water (13)
Pollution (14)
Circular Economy (15)
Biodiversity (16)
Minimum
Safeguards (17)
Proportion of Taxonomy
-aligned (A.1.) or -eligible
(A.2.) operating expenses,
2023 (18)
Category enabling
activity (19)
Category transitional
activity (20)

Nuclear and fossil gas-related activities – disclosure for the year ended 31 December 2024
Nuclear energy-related activities
1.
Unilever carries out, funds or has exposures to research, development, demonstration and deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle.
No
2.
Unilever carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies.
No
3.
Unilever carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades.
No
Fossil gas-related activities
4.	Unilever carries out, funds or has exposures to construction or operation of electricity generation facilities that produce electricity using fossil gaseous fuels.	No
5.	Unilever carries out, funds or has exposures to construction, refurbishment and operation of combined heat/cool and power generation facilities using fossil gaseous fuels.	No
6.	Unilever carries out, funds or has exposures to construction, refurbishment and operation of heat generation facilities that produce heat/ cool using fossil gaseous fuels.	No

Unilever Annual Report on Form 20-F 2024	267

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

Social Disclosures
Our business is supported by over 120,000 individuals working in factories, offices, distribution warehouses, R&D centres and customer-facing roles. The scope of our Social disclosures includes:
■Own workforce: Unilever employees, i.e. those in a direct employment relationship with Unilever according to national law or practice, and non-
employees, i.e. contractors working for Unilever, such as self-employed individuals or those provided by employment agencies.
■Value chain: People employed by Unilever’s business partners, as detailed in our general information on page 224.
■Affected communities: Individuals and local communities, including
Indigenous people, living or working in areas impacted by Unilever’s operations or value chain activities.
■Consumers and end-users: The 3.4 billion people who use our products every day.
SOCIAL MATERIAL IMPACTS, RISKS AND
OPPORTUNITIES
The process for assessing and identifying our material impacts, risks and opportunities (IROs) is informed by our double materiality assessment as detailed in our general information on page 226.
In identifying our material IROs, we have considered all groups of people who are in the scope of our disclosures, as set out above, and considered all topics connected to our strategy and business model. The Board engages regularly with our workforce and Unilever’s Supply Chain and Procurement teams maintain communication with our business partners, including those communities that may have been affected by Unilever operations or value chain. This feedback provides a key input into our double materiality assessment.
In March 2024, Unilever announced a comprehensive productivity programme, which is expected to affect 7,500 office-based roles globally. The programme aims to reduce complexity and drive efficiencies through technology-led interventions, process standardisation and centralisation. The impacts of this programme have been considered through our double materiality assessment as we recognise that the retention of talent throughout this period is an important factor when considering the risks to our workforce.
For each of our principal risks, including those relating to talent and the quality and safety of our products, we reviewed the risk management frameworks detailing risk descriptions and mitigating controls in place. These frameworks are updated annually and monitored throughout the year to identify changes in the risk profile.
When reviewing the social matters that are most material to us, we consider the concept of impact materiality to be interchangeable with saliency. Therefore, the identification of our material IROs considers our human rights impacts based on our salient human rights issues. These are defined by the United Nations
Guiding Principles on Business and Human Rights (UNGPs) as ’the human rights that are at risk of the most severe negative impacts through a company’s activities or business relationships’.
In 2023, we completed an external review working with a human rights management consultancy, in consultation with our key stakeholder groups, including our affected communities, to assess both existing and emerging human rights issues. This review concluded that our salient human rights issues are:
■Bullying and harassment;
■Discrimination;
■Fair wages and income;
■Forced labour;
■Freedom of association and collective bargaining;
■Health;
■Land rights (including Indigenous rights); and
■Working hours.
Each of these issues is viewed through multiple lenses, including gender, climate transition impacts and type of operations, to understand the influence that these have on access to human rights. We aim to identify, understand and assess potential and actual impacts to people, as well as the root causes of impacts, so that these are effectively addressed. We also work to prevent potential impacts from becoming actual impacts, while monitoring for new and emerging human rights issues. This is detailed further in our approach to human rights section on page 270.
We regularly review human rights issues to ensure our approach remains focused on saliency. While child labour is not one of Unilever’s global salient human rights issues, it remains a key focus at a regional and commodity-specific level, such as child labour prevention initiatives in our cocoa supply chain in
Ghana and Côte d’Ivoire.
Our Business Group strategies incorporate processes for identifying potential impacts, risks and opportunities related to our consumers. These strategies are supported by our Unmissable Brand Superiority framework and the 6Ps –
product, packaging, proposition, promotion, place and pricing – which drive brand innovation. Product safety is fundamental to our business and is governed by our Safe Product Framework. This framework includes assessing raw materials, product design and development, and manufacturing processes, with special consideration for vulnerable populations where relevant. Customer, channel (including marketing) and regulatory risks (e.g. sugar taxes) are also identified and managed through our enterprise risk processes.

268	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

SOCIAL DISCLOSURES

The output of our 2024 DMA for our social impacts, risks and opportunities is included below:
OWN WORKFORCE AND WORKERS IN THE VALUE CHAIN

Material impact, risk or opportunity		Description

Talent	Risk (OO)
Unilever’s success depends on our ability to attract, develop and retain diverse talent, especially in competitive emerging markets. It is crucial to maintain a skilled and adaptable workforce. Failure to do so could make it more difficult to manage the business and could adversely affect operations and financial results. We recognise the importance of cultivating a strong reputation for skills development to help position Unilever as a top employer.

Capability building across our value chain to improve livelihoods †	Positive Impact (VC)	Unilever supports people in our value chain, including smallholder farmers, to improve their livelihoods. This includes building capability around employment practices and income diversification.

Salient human rights issues

Bullying and harassment	Negative Impact (OO) (VC)
Bullying and harassment are more likely to arise where there is an imbalance of power in a relationship or where people are in a situation of vulnerability. In addition, this may happen where the prevailing culture, context or law discriminates against certain groups. Bullying and harassment may occur within our own operations and value chain, which could have a significant negative impact on an individual’s physical and mental wellbeing, their families and the wider community.

Discrimination	Negative Impact (OO) (VC)
Discrimination is the absence of equality of opportunity and treatment, and occurs when a person is treated differently on the basis of protected characteristics.[1] Discrimination may occur in our own operations and value chain. In workplaces, discrimination may occur in the processes leading up to hiring and following termination of employment, as well as during employment. Along with significant impacts on the individual, discrimination has wider social and economic consequences.

Forced labour	Negative Impact (OO) (VC)
Forced labour is defined as ‘all work or service which is exacted from any person under the threat of a penalty and for which the person has not offered himself or herself voluntarily’. While some situations are immediately identifiable as forced labour (such as being forced to work through the use of violence), others are more subtle (such as debt bondage, retention of identity papers or involuntary overtime). Forced labour has significant physical, mental and economic impacts on individuals and could occur in our own operations or value chain, in particular where workers utilise the services of recruitment agencies to secure a job.

Fair wages[2] and income	Negative Impact (OO) (VC)
Without receiving a fair wage or income, people are unable to meet their basic needs. Providing employees and workers in the value chain with fair wages or incomes, including payment of a living wage, can have a significant impact on their livelihoods.

Working hours	Negative Impact (OO) (VC)
The number of hours worked, the way in which they are organised, and the availability of rest periods can significantly affect not only the quality of work, but also mental and physical health as well as income. Workers in our own operations or our value chain may be impacted by longer working hours. Workers in our value chain may be particularly impacted by longer working hours, especially where wages are low and the work is performed on an informal or seasonal basis (such as agriculture).

Health	Negative Impact (OO) (VC)
Everyone has the right to a clean, healthy and sustainable environment. Negative impacts on health may occur within our own operations, value chain and communities in which we operate, including from poor health and safety processes and unsafe working conditions.

Freedom of association and collective bargaining	Negative Impact (OO) (VC)
All workers should be free to form or join a union of their choice, seek representation and collectively bargain, all without the fear of intimidation, harassment or obtaining prior approvals.
Lack of freedom of association may occur within our own operations and value chain, particularly where there are local laws restricting these rights.

1.Protected characteristics include race, age, role, gender, gender identity, colour, religion, country of origin, sexual orientation, marital status, dependents, disability, social class, political views or any other class protected by law.
2.A fair wage or income supports an individual’s right to adequate living standards. Fair wages are determined using multiple dimensions, including consideration of the hours worked, the pay
OO  Own Operations
VC    Value Chain
†      Entity-Specific Disclosure
OO  Own Operations
VC    Value Chain
†      Entity-Specific Disclosure
systems used, the information workers receive in advance about their pay, and how this information is communicated. A living wage is the remuneration a worker receives for a standard working week in a particular location, sufficient to afford a decent standard of living for the worker and their family.

Unilever Annual Report on Form 20-F 2024	269

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

SOCIAL DISCLOSURES

AFFECTED COMMUNITIES

Material impact, risk or opportunity		Description

Salient human rights issues

Land rights, including Indigenous rights	Negative Impact (OO) (VC)
Land is a source of livelihood for many and is also linked with people’s identities, culture and social status, which are protected by legal or customary rights. Communities connected to the areas where we operate, source, and conduct business may be affected by land rights issues. Our operations or our value chain actors could be associated with land transactions involving land appropriation or insufficient consultations with rightsholders.

CONSUMERS AND END-USERS

Material impact, risk or opportunity		Description

Safe products	Risk (OO) (VC)
Unsafe products could result in financial loss as a result of:
■Product formulation and packaging not meeting Unilever's safety standards;
■Formulation ingredients and packaging being accidentally or maliciously contaminated, compromising product integrity and potentially impacting the consumer; or
■Product labelling not aligning with laws and regulations, or lacking transparency, resulting in consumers not having the relevant information to make decisions about our products or being at risk of harm to their health.

Marketing to children	Negative Impact (VC)
Inappropriate marketing to children can lead to children increasingly being exposed to  advertising of foods high in sugar, fat or salt, particularly through children's widespread use of social media.
This may contribute to childhood obesity epidemic.

Nutritional product quality †	Risk (VC)
Regulatory restrictions may be imposed on the sale and marketing of food products that do not meet certain nutritional requirements. In many markets, consumers are also increasingly focused on products that combine great taste and health with limited salt, sugar, saturated fats and calories, as well as provide positive nutrition such as proteins, vitamins and minerals, fibre and vegetables. While we are diversifying our product portfolio to respond to new demands and increased restrictions, this could impact our revenue growth in the short term.

Product innovation as a response to changing demand †	Opportunity (VC)
Consumers are becoming more aware of sustainability issues and there is a growing demand for sustainable products that do not compromise on performance or affordability. Unilever's Research and Development function continues to focus on and innovate products that respond to these challenges, which provides an opportunity to create a competitive advantage and revenue growth.

OO  Own Operations
VC    Value Chain
†        Entity-Specific Disclosure

270	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

SOCIAL DISCLOSURES

APPROACH TO HUMAN RIGHTS
Our commitment to respect human rights extends across our operations and value chain. Following the operational principles of the UNGPs, we seek to identify, address and remediate potential and actual human rights impacts.
Our human rights due diligence considers where potential or actual impacts are most severe, and encompasses a wide range of rightsholders including:
■Our employees and workers at our own sites, including factories, offices, warehouses and research and development laboratories (own workforce).
■Workers employed by our business partners, including manufacturing facilities, laboratories and refineries, as well as professional service providers
(value chain).
■Agricultural workers and smallholder farmers growing and harvesting crops as ingredients in our products (value chain).
■Drivers and transport operators who ensure our products reach our customers
(value chain).
■Retail employees selling our products to customers (value chain).
■Individuals and communities that live in and around our own sites and those of our business partners (affected communities).
■Those impacted by our brands and our products (consumers).
Human rights policies
Unilever’s Human Rights Policy Statement is a comprehensive framework developed in line with the UNGPs, the International Bill of Human Rights,1 and the principles concerning fundamental rights set out in the International Labour
Organization’s (ILO) Declaration on Fundamental Principles and Rights at Work.
We support the OECD Guidelines for Multinational Enterprises, which provide voluntary principles and standards for responsible business conduct, including employment and industrial relations and guidance on effective human rights due diligence.
Our Human Rights Policy Statement outlines our approach to embedding respect for human rights into how we operate and recognises the importance of engagement with rightsholders, particularly those who may be at greater risk of negative human rights impacts. This includes women, migrant workers, under-
represented communities and human rights defenders.
Own workforce
As detailed in our general information section on page 229, Unilever’s Code and
Code policies apply to all material sustainability matters, including Human Rights.
Our Respect, Dignity and Fair Treatment Code policy sets out how we will respect employees’ human rights by:
■Recruiting, employing and promoting employees on the sole basis of the qualifications and abilities needed for the work to be performed.
■Not engaging in any direct or indirect behaviour that could be construed as harassment or bullying.
■Providing employees with a living wage, ensuring that they can meet their everyday needs.
■Not using any form of forced, compulsory, trafficked or child labour.
■Respecting the dignity of the individual and the right of employees to freedom of association and collective bargaining.
Our Occupational Health & Safety Code policy sets out our individual and shared responsibilities for health and safety. Team leaders have overall operational responsibility for health and safety and must:
■establish and maintain appropriate systems;
■identify and manage hazards and risks;
■report incidents in line with mandatory KPIs (incident reporting, process safety incidents, fire incidents and safe travel); and
■ensure appropriate communications and training is provided to our own workforce.
We expect all employees to take responsibility for their safety and those around them by acting in accordance with the Code.
Value chain
Unilever’s business partners are required to follow a supplier code of conduct, outlined in the Responsible Partner Policy (RPP). This includes meeting or exceeding integrity and ethics, human rights and environment-related requirements, and addressing any negative impacts that are identified. The
Human Rights Principles of the RPP are aligned with the relevant ILO
Conventions and include requirements that cover all of our salient human rights issues, including forced labour (human trafficking), and child labour. The RPP also requires that business partners have systems and processes in place to ensure they are not at risk of breaching the RPP.
Business partners are mandated to cascade equivalent requirements within their supply chain and carry out their own human rights due diligence. In addition to the RPP, Unilever’s People & Nature Policy requires in-scope third parties to:
■Conduct human rights due diligence (HRDD) within their own operations and supply chains.
■Develop and embed effective management systems to meet the requirements of the RPP and People & Nature Policy.
■Demonstrate compliance with the policy’s principles through independent verification.
Further information on the policies that apply to our business partners is included in our Environmental policies section on page 232.
Affected communities
The RPP sets out our expectations of business partners regarding the rights and title to the property and land of individuals and local communities, including
Indigenous peoples. Our People & Nature Policy outlines our recognition of
Indigenous peoples and local communities, and our support for open dialogue and communication channels enabling all voices to be heard.
In 2023, we published our Principles in Support of Human Rights Defenders (HRDs),
acknowledging their important role, particularly those active in the communities where we operate and source from. These principles recognise the vulnerability of HRDs to potential and actual impacts and the need for safe and meaningful dialogue with them.
Human rights governance
Our approach is to embed respect for human rights across our business by implementing the UNGPs. Our human rights governance and policy implementation is led from the top, overseen by our CEO and supported by the
ULE. The ULE is consulted on human rights issues where the severity of a potential or actual impact is high, where a business-critical decision needs to be taken, or where substantial financial investment may be required to address an impact.
The Unilever Board of Directors oversees policies in relation to the Company’s due diligence actions and considers inputs from various stakeholders. Additional board-level oversight of the Responsible Partner Policy is provided by the
Corporate Responsibility Committee.
We continue to embed responsibility for our human rights commitment across all parts of our business. Central business functions, including the Sustainability,
Procurement and Legal teams, provide guidance and support to respond to our salient human rights issues. This includes capability building, as well as identifying potential and actual human rights impacts, and creating action plans to prevent, mitigate and remediate potential and actual impacts. We also collaborate with business partners, peers, industry associations, civil society and others to coordinate efforts and promote collective industry change.
Engaging on human rights impacts
Engagement with rightsholders and relevant stakeholders is an essential part of our approach to identifying and assessing potential and actual human rights impacts both within our own operations and our value chain. We engage with stakeholders in a variety of ways, both directly and through credible proxies, including conducting interviews with direct and third-party workers during site audit processes and human rights impact assessments. Further information on engagement with rightsholders is included on page 74.
We also use technology solutions, including mobile-hosted apps such as diginex and Quizrr, to gather workers’ views, provide value chain workers with access to learning materials, and help them become more aware of their rights. In addition, we engage with rightsholders via grievance mechanisms to understand concerns and issues and, where appropriate, provide remedy.
We work extensively with trade unions (IUF and IndustriAll), including through joint working groups and formal consultations, as well as through the day-to-day interactions that our leadership teams have with union representatives in the workplace. The Memorandum of Understanding that we have with the IUF and
IndustriAll confirms our commitment to biannual meetings and communications between meetings as required. These meetings are an engagement between
Unilever’s senior executives, industrial relations leaders and union representatives, and allow us to address human and trade union rights arising within our operations and set the tone for local management/trade union relations.
1.Consisting of the Universal Declaration of Human Rights, the International Covenant on
Civil and Political Rights, and the International Covenant on Economic, Social and
Cultural Rights.

Unilever Annual Report on Form 20-F 2024	271

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

SOCIAL DISCLOSURES

Human rights due diligence
We apply a standard approach to human rights due diligence for all our operations. In cases where issues of violence and conflict are identified, we carry out heightened human rights due diligence. We have adopted elements of the
Voluntary Principles on Security and Human Rights and are signatories to the UN
Global Compact Business for Peace Initiative. We adhere to strict security standards for our facilities and have performance measures in place to ensure that our approach is appropriate for the situation. Where there is a risk of
Unilever causing, contributing to, or being linked to potential or actual impacts to both people and conflict situations, we carry out heightened human rights due diligence. This follows established internal processes to determine the most appropriate course of action, including escalating recommendations to senior leaders when required.
Where issues are identified at a business partner level, we engage with them to create and implement corrective action plans and build their awareness and capability on the relevant issue in line with the UNGPs. However, there are cases where Unilever will cease sourcing from a business partner if they are unwilling or unable to address the issue. In 2024, we developed internal guidelines for responsible disengagement as a reference document that teams across the business can use when making commercial decisions. The guidelines, which align with the OECD Guidelines for Multinational Enterprises, includes tools that ensure consideration is given to the potential impacts to people in our value chains when considering exiting a country, region or sector.
Human rights due diligence is also integral to our mergers and acquisitions process. During the pre-acquisition phase, we assess the robustness of policies, processes and management systems to ensure respect for human rights both within the entity’s operations and throughout its value chain. Post-acquisition, we conduct onboarding processes that include developing a corrective action plan with the new entity to address gaps identified during the pre-acquisition phase and integrating the new entity into Unilever’s compliance systems.
Taking action to address potential and actual human
rights impacts
Unilever responds to identified negative human rights impacts with consideration of several factors, including the location of the issue (own operations or value chain) and our leverage. Our actions to address potential human rights impacts, often carried out in partnership with peer companies and expert partners, include:
■Embedding effective management systems across our own operations;
■Delivering training and capability building; and
■Participating in advocacy and multi-stakeholder collaborations to address root causes and promote systemic change.
We have created a structured approach to addressing our salient human rights issues through our framework on salient issues. The purpose of the framework is to:
■Ensure our approach to each salient issue follows a similar model;
■Provide a global framework for each issue from which local approaches can be adapted;
■Enable us to address issues in a consistent manner with consolidated reporting;
■Define clearer articulation and coordination across issues and areas of intervention;
■More easily prioritise action and resources; and
■Share clear impact assessment metrics and KPIs internally and measure/
report on progress.
For each issue identified, the framework captures who is impacted, how many people are affected, the root cause of the issues, the vision and outcome we want to deliver, and the targeted area of intervention.
Examples of actions taken in 2024 include:
■Partnering with an external provider to develop a programme aimed at strengthening business partners’ human rights due diligence and improving workers' access to their rights. The programme was launched in Thailand,
India, Mexico, and Brazil. We partnered with &Wider and 60 decibels to collect baseline data so we can track improvements over time.
■Collaborating with other brand members of the AIM-Progress Responsible
Recruitment Working Group and human rights consultancy Embode to continue executing the Ganapati Project. This included providing training and advisory services to help suppliers manage and update recruitment practices and improve communication channels.
■Partnering with Coca-Cola, the International Organization for Migration, and
diginex, supported by the Bonsucro Impact Fund, to gather insights from sugarcane sector workers on their experiences and day-to-day work life.
Using this data, diginex aims to understand workers’ challenges and influence policy development, helping to identify how factors such as gender, migration status and other variables may influence their potential exploitation.
Monitoring actions relating to human rights
We publish regular updates on our actions to manage potential and actual human rights impacts through our website, Unilever.com. Additionally, we publish business partner audit reports to track the progress of our value chain monitoring activities.
We take steps to monitor the effectiveness of our policies in embedding respect for human rights both within our own operations and across our value chain. This is managed through a number of programmes and committees, including the
Global Code and Policy Committee for our own operations, and the Procurement
Business Integrity Committee for our supply chain.
We have established a human rights impact measurement framework to consistently report on the impact of our work and the effectiveness of our human rights due diligence approach. We are also an active member of the AIM-
Progress Impact Measurement Working Group, with the goal of aligning on common impact KPIs to simplify reporting and reduce the burden on suppliers for data collection. Data will be published regularly through our human rights reporting to show progress against these impact measures.
Modern slavery
To meet the requirements of the Modern Slavery Act 2015, we publish our
Modern Slavery Statement annually, which is approved by the Board. This statement explains the steps taken to prevent, detect and respond to modern slavery impacts in our business and value chain. We take a multidimensional approach to identifying and understanding potential and actual forced labour impacts considering several sources, including: external risk indicators calculated by Verisk Maplecroft based on country-level analysis of forced labour risk;
insights from teams in local markets; supplier self-assessments through our
Responsible Sourcing Programme; and from carrying out heightened human rights due diligence where appropriate. In 2024, our work was mainly focused in
Malaysia and Thailand, in addition to continuing projects in India and Indonesia.
We also began developing action plans for Saudi Arabia and the United Arab
Emirates, which we are implementing in 2025.
We disclose data about audit findings concerning potential and actual modern slavery and forced labour impacts at our business partners’ sites in our annual
Modern Slavery Statement. Additionally, we publish audit findings related to indicators of child labour identified at Business Partner sites in our Responsible
Partner Policy audit update. This is discussed further on page 280 in the Workers in the Value Chain section.
Metrics relating to severe human rights incidents in our own operations, including incidents of forced labour, are included in our Own Workforce disclosures on page 278.

272	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

SOCIAL DISCLOSURES

Own Workforce
IMPACT, RISK AND OPPORTUNITY MANAGEMENT
Our material Social impacts, risks and opportunities resulting from the double materiality assessment (DMA) and the process by which these were identified are detailed on page 267.
Policies
Unilever’s Code and Code Policies set out the global standards of behaviour that we expect all employees to adhere to. They emphasise our belief in a workplace where there is mutual trust and respect for human rights and include specific non-retaliation policies for anyone who raises concerns or alleged breaches of the Code. We cover this in more detail in our Governance disclosures on page
287.
The Code Policies also detail how we manage our material IROs. In particular, the Respect, Dignity and Fair Treatment, and Occupational Health and Safety
Code policies set out how we respect our employees and their responsibilities towards each other. Further information is available in the Human Rights policies section on page 270.
Non-employees (excluding contractors covered under the Code) are required to adhere to Unilever's Responsible Partnership Policy (RPP).
Engaging with own workforce and workforce
representatives
Engaging with our own workforce
Unilever is committed to proactively engaging with our employees globally. We recognise that our people have first-hand knowledge of our business, as well as direct contact with our stakeholders. As a result, our people are well positioned to give valuable insights and feedback on all elements of our business, including identifying impacts on the workforce, and business risks and opportunities.
As set out in the Board's Workforce Engagement Policy, we strive to ensure engagement with our people is strategic and meaningful. This means workforce engagement activities:
■are planned in advance for the year to align with the agenda for Board meetings;
■cover our entire workforce demographic in terms of geography, Business
Group, function, length of service, diversity and work level/seniority;
■provide opportunities for employees to engage directly with senior leaders, including our Non-Executive Directors;
■use a variety of methods, including face-to-face sessions, employee representatives, surveys and town hall meetings;
■focus on Unilever’s strategic priorities and associated policies
(i.e. sustainability, living wage, flexible employment models, skills training and diversity goals); and
■provide an opportunity for our people to raise matters that are relevant to them.
The ULE and the Board actively participate in workforce engagement sessions, listening to employees and discussing focus topics. In 2024, Non-Executive
Directors participated in six workforce engagement events covering a wide range of topics, including reward and performance culture, inclusion, sustainability, and
Unilever as an employer of choice. In addition, around 50 employee events were led by the CEO and Unilever Leadership Executive (ULE), as well as by business unit, regional or functional leaders. These included regular interactive global
‘town hall’ sessions with our CEO and ULE members, in which our senior leaders inform our employees about our Growth Action Plan and our progress during the year, and answer questions on issues of concern to our workforce, such as the productivity programme. Leaders also make periodic in-person visits to our sites around the world to meet with our people and seek their feedback. At a market level, we hold regular local leader-led virtual town hall meetings to engage with employees on relevant topics and issues.
Our annual UniVoice survey is a key tool to understand employee sentiment. It covers a broad range of topics including engagement, leadership, line management, business integrity, growth mindset, purpose and inspiration, wellbeing, career development and learning, operational effectiveness, and diversity and inclusion. Almost 100,000 employees took part in our UniVoice survey in 2024 (75% engagement in offices and 83% in factories). We publish highlights of the UniVoice survey in our Annual Report, and leaders within the business are responsible for taking follow-up actions. We also undertake a more frequent interim ‘UniPulse’ survey, allowing more focused enquiry around key themes, such as the ongoing productivity programme.
Engaging with workers’ representatives
As set out in our approach to human rights on page 270, we work extensively with trade unions through joint working groups and formal consultations.
We have both formal and informal consultations with unions and works councils, in addition to the day-to-day interactions our leadership teams have with union representatives in our factories. During 2024, the main topics of discussion with our employee representatives, including with the Unilever European Works
Council, have been focused on the company’s Growth Action Plan, embedding the performance edge to our culture, and the planning and preparation for the separation of our Ice Cream business, as well as wider restructuring to achieve productivity gains. There have also been specific consultations on some changes to the European factory network and the divestment of Elida Beauty.
Effectiveness of engagement
We regularly report workforce engagement activities at Board meetings to ensure feedback is factored into decision-making where appropriate. This includes the completion rate and outcomes of key engagement surveys, how such engagement informs the decisions it takes, and informal feedback from employees on the effectiveness of engagement sessions. A summary of
Unilever’s workforce engagement activities for 2024 is set out in our Governance
Report on page 72.
Processes to remediate impacts and channels to
raise concerns
Unilever’s Speak Up processes and remediation mechanisms are detailed in our
Governance section on page 288. This includes the channels for our own workforce to raise concerns, the investigation and resolution processes in place, as well as non-retaliation policies. In addition to the Speak Up channels, we have established formal processes globally to handle HR grievances relating to a variety of workplace concerns. All material issues are channelled through the
Speak Up process and tracked to closure. Any HR grievances that are not escalated through the Speak Up channels, i.e. not a breach of the Code and
Code policies, are not considered in scope for this disclosure.
Information regarding our approach to identifying and remediating actual or potential human rights impacts is included on page 271.
Managing impacts and risks related to own workforce
Talent
We are the FMCG employer of choice for graduates and early career talent in nine of our 19 biggest markets, as well as having the highest number of followers on LinkedIn for our industry by the end of 2024. This ability to attract, develop and retain a diverse range of skilled people is critical in the delivery of our strategy and failure to do so could impact the continued success and growth of our business. To maintain this talent pipeline and our reputation as an employer of choice, we believe it is critical for Unilever to continue focusing on the area outlined below.
Building an inclusive and diverse workforce
Our goal is to foster an inclusive workplace culture that unlocks the potential of diverse teams to deliver high performance. To advance this goal among our people, we are:
■building a workforce that represents the communities we serve;
■designing policies, processes and practices such as our Framework for Fair
Compensation policy; and
■creating a culture where everyone belongs.
In 2024, our efforts have focused on three key areas:
■Advancing our diversity and inclusion practices: We have developed compelling engagement to celebrate International Awareness Days that support Unilever’s culture and enable us to continue to build core diversity and inclusion capabilities. We continue to build employee networks across markets and functions to enable effective collaboration internationally, such as proUd.
■Focus on women representation at senior levels: Our talent commitment is always ensuring we have the best talent for the role. We continue our focus on increasing women’s representation at senior leadership levels through having a balanced slate of candidates in our appointments process as called out in our Talent Appointment Principles.

Unilever Annual Report on Form 20-F 2024	273

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

SOCIAL DISCLOSURES

■Commitment to complying to our core regulatory obligations: We are building on our core regulatory reporting in this area through key external indices, such as the Parker Review and FTSE Women Leaders Review, under which we disclose the number of the Board, ULE and ULE direct reports who identify as ethnic minorities.
Employee wellbeing
We support our employees’ purposeful, physical, mental and emotional wellbeing through a variety of programmes. A localised network of trained Mental Health
Champion volunteers is in place and all employees have access to a confidential
Employee Assistance Programme. We consider flexible working to be another lever to improve the health and wellbeing of our workforce while managing business demands. Our approach is a combination of global and local initiatives, supported by local flexible working policies that embed geography-specific legislation and cultural working styles.
Examples of wellbeing initiatives we run to support employees are:
■Psychological safety training: We consider psychological safety to be a key enabler in dialling up a performance culture and a fundamental driver of wellbeing. We developed training for line managers to build awareness of psychological safety. In 2024, over 2,500 line managers and 1,900 employees completed the training. Our psychological safety score remains steady at a healthy 79% favourability in our annual UniVoice employee survey.
■Healthier U programme: Our global health programme supports our employees’
whole-person health and wellbeing. This data-driven approach offers tailored interventions and activities aimed at building healthy habits to support employees in addressing health risks. To date, Healthier U has reached over 50,000 employees across 56 countries.
■Hybrid working: In 2023, we launched our Intentionally Hybrid programme, which translates the core principles of trust, flexibility, moments that matter and performance into actions that ensure effective hybrid working, benefiting both Unilever and its employees. Through this programme, we provide guidelines and toolkits to help teams agree effective hybrid ways of working and be intentional about flexible work patterns.
■U-Work: The U-Work model offers flexible employment arrangements, giving employees the freedom associated with contract roles while still providing the security and benefits typically linked to permanent roles. This allows us to access a pool of skilled people familiar with Unilever without the hidden costs that often come with finding freelance workers. The U-Work model has now been launched in ten countries, and we plan to expand it during 2025, as well as introducing other new employment models to meet different needs.
Competitive reward
To attract and retain skilled people, Unilever offers competitive reward packages.
Annually, we conduct a total reward benchmarking exercise in the countries where we operate. This process involves reviewing our pay and benefits against external peer groups, primarily consisting of other FMCG, as well as industries from which we aim to attract talent, such as technology and pharmaceuticals.
This helps to ensure our reward packages remain competitive against the market for pay, benefits, short-term incentives (annual bonus) and long-term incentives (share plans).
Learning
Unilever’s strategy relies on a skilled workforce, making continuous upskilling and reskilling essential for business success and talent risk mitigation. In 2024, we have continued to focus on developing critical business skills to manage risks and build a strong talent pipeline, including:
■Customer Strategy & Planning (CSP): Through the CSP Accelerator,
we identified four key skills to better enable CSP teams to succeed – digital commerce, commercial strategy, data literacy and category growth management. Upskilling of the CSP teams was provided through a global CSP knowledge programme. Additionally, top CSP leaders underwent individual assessments to create personalised development plans based on skills, performance, experience and leadership. Informed by the collective results of these assessments, we established the CSP Nexus programme to address common skill gaps and provide a leadership forum to enable global CSP leaders to connect and learn from each other.
■For office-based teams, we continued to develop stronger data sets on employee skills (our ‘skills signal’) by inferring skill levels through successful completion of flagship learning programmes, skills development discussions during quarterly check-ins with line managers, and regularly updating skills profiles. This data helps identify suitable opportunities, shape development plans, and future-proof the employability of our people.
■To strengthen leadership, we launched two new Accelerator Programmes: the work level (WL) 2C Accelerator for those with potential to step into WL3 roles and the General Manager (GM) Accelerator for leaders with potential for a GM role within the next 18 months. We launched our WL3 coaching programme, with over 1,600 directors completing a six-month coaching programme since it started. Our flagship WL4+ programme has engaged 180 leaders since 2019, incorporating real-world business challenges and market visits to enhance leadership skills
■AI and data skills: In 2024, we invested significantly in AI and data skills, with nearly 20,000 employees engaging with AI learning programmes.
Bullying and harassment, discrimination, forced labour and
working hours
Unilever's Respect, Dignity and Fair Treatment Code policy sets out our commitments in relation to bullying and harassment, discrimination, forced labour and working hours. Any allegations of breaches regarding these commitments would be treated as a Code breach.
As described in our Governance disclosures, we conduct annual mandatory
Code training for all employees. This regularly includes training on how to recognise bullying and harassment, discrimination, forced labour and working hours breaches. We have further mandatory training (such as sexual harassment training) in a number of countries in which we operate, in response to regulatory requirements. Training is also made available to employees on subjects such as how to recognise forced labour, our working hours policy, gender diversity, unconscious bias, and race and ethnicity inclusion. This is delivered through various mechanisms, including cross-function ‘learning hours’ and our Degreed global learning platform.
Fair wages and income
Unilever’s Respect, Dignity and Fair Treatment Code policy codifies that all employees should be paid a fair wage. In 2016, Unilever committed to pay a living wage to employees by 2020. By the end of 2020, all direct employees i.e.
those on our global HR system, were paid at or above a certified living wage level. In 2021, we were awarded our first global accreditation as a living wage employer from the Fair Wage Network, achieved again in 2024.
To maintain this standard, Unilever annually reviews direct employees’ pay and benefits against a certified independent living wage calculation. If any employees are found to be below the living wage, we review and work with local leaders to correct this. Additionally, Unilever continuously evolves its policies and practices to promote living wages within the broader business environment.
The Unilever Framework for Fair Compensation 2022, governed by the Chief
People Officer, outlines the company’s position on wages for direct employees globally. It includes principles such as fair and liveable compensation, market-
based compensation, and non-discrimination in compensation. This framework is publicly available and applied through various compensation policies and procedures in the countries where we operate.
We also provide training opportunities through platforms like Degreed to help employees understand the company’s approach to the living wage, why it is important and how it is implemented within Unilever.
Health
Unilever is committed to providing healthy and safe working conditions for all its global employees. Health and safety is a key part of our Code and integral to our way of working. It is deeply embedded in our culture, governance and operating structures, with accountability at all levels. In our own operations, we aim for
Zero Harm, which underpins everything we do as a business.
Safety standards and communications
Unilever is committed to continuously improving health and safety performance, with strong safety leadership being key. In 2024, our Together for Safety programme continued, inviting our CEO and top leaders to visit our manufacturing sites with a specific focus on safety. These visits demonstrate our leadership’s commitment to safety and encourage people to speak up about unsafe behaviour.
Our ‘Safety First’ culture is embedded through activities like our annual Safety Day, the Safety Moments programme (building safety into our employees’ day-to-day work lives), and our annual Global Safety Awards, which celebrate the outstanding work of our teams across the world. The 2024 Safety Day campaign focused on our safety on the road and raised awareness for how being tired, in a rush or frustrated impacts our safety. The campaign reached over 83,000 employees via our internal communications platform, with approximately 72,000 employees reached through the
CEO’s Safety Day video. In line with our ambition to have impact beyond our borders, we promoted our safety values on LinkedIn.
Compliance with all applicable legislation and regulations is a mandatory minimum, with our safety standards aligning with obligations set out in the international standard for occupational health and safety management, ISO
45001. Safety in our manufacturing sites is critical for us and therefore our safety guidance is built into our Unilever Manufacturing System. Manufacturing sites develop individual plans that drive improvements based on their particular risk profile, such as hazardous substances, and electrical or mechanical risks.
Following any incident or the identification of a hazard or risk, follow-up communications, lessons learned, and training are also shared with our employees and third parties.
Freedom of association and collective bargaining
As set out in our approach to human rights section on page 270, our Code reflects our commitments with regard to freedom of association and collective bargaining and, in practice, we work extensively with trade unions, through joint working groups and formal consultations, on a multitude of different topics that impact our employees. Any allegation of a breach of our commitment in this area would be dealt with as a Code breach.

274	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

SOCIAL DISCLOSURES

METRICS AND TARGETS
For metrics relating to our own workforce, employee data captured in the global
HR system is extracted as at 31 December 2024. Additional data points
(headcount data for approximately 5% of employees plus manual data points)
have been collected as at 31 October 2024; any significant changes to 31
December 2024 are reviewed.
Targets
No formal targets have been defined for our own workforce with respect to the impacts, risks and opportunities identified in our sustainability statement. Instead,
Unilever measures progress against our actions through a series of internal measures, including the use of oversight committees such as the Corporate
Responsibility Committee, Audit Committee, the ULE, and the Global Code and
Policy Committee which has visibility of Code breaches. Progress is also assessed through our UniVoice scores in areas such as diversity and inclusion, safety and wellbeing (see Engaging with our own workforce). Where relevant, progress against our actions has been included in the sections above.
Characteristics of the undertaking’s employees
Employee headcount by geography, gender and type

All Unilever employees are categorised into the following types, applying the following definitions in the absence of national law or practice:
■Permanent employee: A full-time or part-time employee who works for and is paid directly by Unilever without a set end date of employment.
■Temporary employee: An employee who works for and is paid directly by Unilever for a defined period, i.e. is on the payroll. This includes temporary and fixed-
term workers, interns, apprentices, and seasonal or casual employees.
■Non-guaranteed hours employee: Those employed without a guarantee of a minimum or fixed number of working hours. Examples may include casual employees, those with zero-hour contracts, and on-call employees.
The total number of Unilever employees is classified using the year-end headcount by:
■Employee type: recorded as of the hire date or when there is a change in type.
■Gender: based on official identification or self-assignment. ‘Not reported’ includes those categorised as ’Other’, ‘Unspecified’ or ‘Prefer not to say’.
The total headcount per country is compared to the total headcount of Unilever employees to identify any countries of significant employment (>50 employees that represent more than 10% of headcount).

As at 31 December 2024, Unilever had 120,040 employees by headcount. The tables below show the breakdown of Unilever’s employees by geography, gender and employee type.

Employee headcount by geography	2024
Asia Pacific Africa	58,026
The Americas	37,304
Europe	24,710
Total Headcount(a)	120,040
(a)Please refer to note 4 of the Financial Statements on page 149 for equivalent headcount data.

Employee headcount by gender and type	Female	Male	Not reported	2024
Permanent	42,513	73,418	33	115,964
Temporary	1,675	2,063	164	3,902
Non-guaranteed hours	125	49	0	174
Total Headcount	44,313	75,530	197	120,040
The only country of significant employment (>10%) is India, which has a total of 20,363 employees.
Total employee turnover

Employee start and exit dates are based on employment dates. Temporary employees (those working for a defined period) are excluded as they have come to the end of their contract rather than leaving voluntarily or due to dismissal, retirement, or death in service.
Average headcount is calculated as the sum of weighted monthly headcount from December of the previous reporting period to December of the current reporting period, with the following weighting:
■January to November 2024: Weighting of 1
■December 2023 and December 2024: Weighting of 0.5
Employee turnover rate is calculated as a percentage of the number of Unilever employees who have left in the reporting period over the average headcount.

Employee turnover	2024
Total turnover of employees in year (headcount)	17,334
Rate of employee turnover (%)	14.5%

Unilever Annual Report on Form 20-F 2024	275

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

SOCIAL DISCLOSURES

Collective bargaining coverage and social dialogue

Unilever does not have any EEA countries that meet the criteria of significant employment. Therefore we do not report (i) collective bargaining by region within the
EEA, or (ii) in relation to social dialogue, the percentage of employees covered at the establishment level by workers' representatives by country.

Employees covered by collective bargaining agreements	2024
Total percentage of employees covered by collective bargaining agreements	54.6%
Percentage of Unilever employees covered by collective bargaining agreements by region

Collective bargaining coverage rate	Number of non-EEA countries	Non-EEA countries

0-19%	39
Azerbaijan, Cambodia, China, Costa Rica, Cuba, Djibouti, Dominican Republic,
Ecuador, Egypt, El Salvador, Ethiopia, Guatemala, Honduras, Iran, Jordan,
Kazakhstan, Republic of Korea, Kuwait, Lao, Lebanon, Malaysia, Myanmar, New
Zealand, Nicaragua, Panama, Paraguay, Peru, Puerto Rico, Qatar, Saudi Arabia,
Serbia, Singapore, Trinidad and Tobago, Uganda, Ukraine, United Arab Emirates,
United States of America, Uruguay, Zimbabwe

20-39%	7	Colombia, Ghana, Philippines, South Africa, Tunisia, Turkey, United Kingdom

40-59%	12	Algeria, Australia, Bolivia, Canada, Chile, Côte d'Ivoire, India, Kenya, Mexico, Morocco, Pakistan, Venezuela

60-79%	7	Bangladesh, Israel, Japan, Nepal, Nigeria, Sri Lanka, Switzerland

80-100%	5	Argentina, Brazil, Indonesia, Thailand, Vietnam
Unilever confirms that it has agreements in place with its employees for representation by a European Works Council (EWC).
Diversity metrics

Top management level: Unilever Leadership Executive (ULE) and employees in senior management roles one level below ULE.
Age: age is determined by the employee's date of birth, based on official identification.

The tables below show the gender distribution in terms of number and percentage at the top management level and the diversity of employees by age group.

Gender distribution of top management	Female	Male	Not reported	2024 Total
Top management level headcount(a)	35	74	0	109
Percentage	32%	68%	0%	100%
(a)Unilever Leadership Executive (Female: 4, Male: 9) and Senior Management (Female: 31, Male: 65). Refer to Employee Diversity table on page 50.

Diversity of employees by age group	2024	Percentage
<30	21,635	18%
30–50	78,113	65%
>50	19,970	17%
Unknown(a)	322	0%
Total Headcount	120,040	100%
(a)Anyone for whom we do not have an age or date of birth, e.g. for short-term employees.
Adequate wages

Adequate wage is defined as a wage that provides for the satisfaction of the needs of the employee and their family in the light of national economic and social conditions. This is either the applicable legal living or legal minimum wage, the minimum wage set by applicable collective bargaining agreements, or where neither exists, either an appropriate alternative adequate wage benchmark (as set out in AR73) or the voluntary living wage.
For all countries, where not specified, ‘wage’ refers to the gross wage, excluding variable components such as overtime and incentive pay, and excluding allowances unless they are guaranteed.
For non-EEA countries, we have not considered any official norms in determining the adequate wage level due to the lack of guidance in the ESRS around the correct interpretation of this term. For EEA countries, we have applied the ESRS definitions.

As at 31 December 2024, 100% of Unilever employees were paid an adequate wage.

276	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

SOCIAL DISCLOSURES

Social protection

If one or more Unilever employees in a country are not covered by social protection against loss of income for one or more of the specified major life events, we disclose the countries to which this applies, the types of Unilever employees not covered, and the major life events not covered. Major life events include sickness, unemployment, employment injury and acquired disability, parental leave, and retirement (either by company or public programmes).

As at 31 December 2024, all Unilever employees are covered by social protection against loss of income due to one or more major life events, through public programmes or through benefits offered by Unilever. However, due to different legal systems and employment laws, the employee groups covered by social protection for the different major life events vary across the nearly 100 countries in which Unilever has employees.
The tables below set out, for each type of specified major life event, in which countries employees do not have social protection and, for each of those countries, the types of employees who do not have such protection.
Sickness

Country	Type of employees not covered by protection

None	n/a
Unemployment

Country	Type of employees not covered by protection

Bahrain	All employees

Egypt	Temporary/fixed-term employees

India	Office-based employees and any manufacturing employees not meeting the requirements for protection under the Industrial Disputes Act or a voluntary retirement scheme

Kuwait	All employees

Oman	All employees

Qatar	All employees

Singapore	Temporary/fixed-term employees and employees of Paula’s Choice

Tunisia	Temporary/fixed-term employees
Employment injury and acquired disability

Country	Type of employees not covered by protection

None	n/a
Parental leave

Country	Type of employees not covered by protection

United States of America
Employees of Dermalogica USA - employees who have not worked at least 30 hours per week in the year preceding leave.
Other employees - Non-birthing parents working less than 20 hours a week and not eligible for parental leave under federal, state or local law.

Retirement

Country	Type of employees not covered by protection

None	n/a

Unilever Annual Report on Form 20-F 2024	277

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

SOCIAL DISCLOSURES

Health and safety metrics

Work-related injury is defined as any personal injury or disease resulting from a single instantaneous exposure due to an unexpected or unplanned occurrence, which is found to have occurred in a work environment and to be work-related (either caused or contributed). Based on Unilever’s definitions, an incident resulting in injury is often referred to as an ’accident’. Unilever does not refer to incidents resulting in ill health as an ’accident’.
Work-related ill health (as a result of a work-related incident) is defined as a disease, abnormal condition or disorder contracted as a result of an exposure over a period of time to risk factors arising from the work environment and work exposures. Work-related illnesses require exposure over time and cannot be the result of a single exposure.
Fatality is defined as death as a result of work-related injury or work-related ill health, suffered by Unilever’s own workforce while they are on duty, both on-site and off-site on Unilever business or other workers (also referred to as value chain workers), while working on Unilever sites.
Days lost is defined as the number of days lost to employee absence related to injuries and fatalities across all Unilever sites, counted on a calendar-day basis, i.e.
weekends and public holidays are counted as lost days, and where the first full day and last day of absence are included. Days lost on account of ’work-related ill-
health’ are excluded from this metric.

Unilever's health and safety management system applies to all of our own workforce. In the first year of reporting, Unilever is applying a partial phase in of these metrics as allowed by the ESRS and is not disclosing the number of cases of recordable work-related ill health.
Fatalities
In 2024, there were no fatalities in Unilever's own workforce as a result of work-related injuries or work-related ill-health, or of other workers while working on Unilever sites. In
2023, there were no fatalities in Unilever's own workforce, however a value chain worker sadly passed away while working at one of our factories. We performed a full investigation and applied the lessons learned to sites worldwide to prevent a similar reoccurrence.
Work-related accidents

Own workforce worker type	2024 Number of work- related accidents	2024 Total Recordable Frequency Rate (TRFR)(a)
Employees	152	0.58
Non-employees	13	0.35
Total	165	0.55(b)
(a)Rate of recordable work-related accidents per 1 million worked hours.
(b)2023: 0.58.
Days lost

Worker type	Number of days lost in 2024
Employees	2,946
Remuneration metrics
Gender pay gap

Gross hourly pay per employee is calculated, where applicable, as the sum of gross annual salary and gross annual benefits divided by annual hours (52 * weekly hours). Male and female mean gross hourly pay is calculated as the total gross hourly pay for all male or female Unilever employees divided by the total number of male or female Unilever employees.

2024
Gender pay gap (%)	-49%
This table shows that the average (mean) pay level is 49% higher for female employees than male employees. The scale of the difference between the male and female pay is strongly influenced by the prevalence within the business of male manufacturing workers, who are typically on lower pay grades than many office-based workers, and often in countries where pay levels overall are lower. 63% of our workforce are men, which reflects that men continue to fulfil a high proportion of manufacturing roles within the company. Among our female employees, a higher proportion are in professional roles at higher pay grades, meaning that women earn more on average, than men.
Total remuneration ratio

Unilever considers the ESRS definition of pay to be equivalent to total annual remuneration. The median employee total annual remuneration for all Unilever employees (excluding the highest-paid individual) is identified as the employee with total annual remuneration in the middle of the full list of employees by total annual remuneration.
Non-equity incentive plan compensation and non-qualified deferred compensation earnings are not applicable to Unilever.

2024
Total remuneration ratio	225.7:1
As at 31st December 2024, the highest-paid individual (former CEO Hein Schumacher) was paid more than 225 times the median of all employees. This number is driven by several factors:
1. A high proportion of our employees work in manufacturing roles which are towards the lower end of our pay scale – this reduces the median annual total remuneration of our employees.
2. As we are a global organisation covering nearly 100 countries, with a strong emerging market footprint, we see a wide range in our pay levels across countries. In
2024, our highest-paid individual is based in the UK (a higher-paying country). In comparison, a significant proportion of our other employees are located in countries with lower absolute salaries, such as Argentina, Brazil, China, India, Indonesia and Mexico. Note that salaries in these countries are not necessarily lower relative to the local cost of living.
3. The former CEOs long-term incentive package included shares that had not vested during the reporting period (given he joined Unilever in July 2023). However, as shares do form part of the CEO's long-term incentive package, we expect to see the ratio change next year when the highest paid employee will have shares already vesting.

278	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

SOCIAL DISCLOSURES

Incidents, complaints and severe human rights impacts and incidents
Complaints

Complaints are defined as matters relating to working conditions, equal treatment and opportunities for all, or other work-related rights that are reported, investigated and closed potential breaches to the Code of Business Principles, breaches to the Responsible Partner Policy, or complaints about a Unilever company raised to the National Contact Points (NCP) for OECD Multinational Enterprises. NCP complaints are reviewed to identify whether they pertain to work-related human rights. Substantiation is determined through review by the relevant Unilever Business Integrity Officer and/or Responsible Business Manager and the
management of the Third-Party Service Provider, where applicable.
Exclusions: Substantiated incidents of discrimination, including harassment.

2024
Total number of complaints closed(a)(b)(c)(d)(e)	652
(a)The total number of complaints raised in 2024 was 619.
(b)The number of complaints closed in 2023 was 235, and the total number of incidents and complaints closed in 2024 was 417.
(c)The number of substantiated complaints in 2024 was 193.
(d)The number of unsubstantiated complaints, including discrimination and harassment, was 459.
(e)There have been no fines, penalties, or compensation for damages recorded as a result of the complaints disclosed above.
Incidents of discrimination, including harassment

An incident is a legal action or complaint registered with Unilever or competent authorities through a formal process, or an instance of non-compliance identified by
Unilever through established procedures. Established procedures to identify instances of non-compliance can include audits, formal monitoring programs, or grievance mechanisms.
Incidents of discrimination, including harassment, are defined by Unilever as matters that are either substantiated (i.e. sufficient evidence to determine an incident has occurred) Discrimination and Harassment Code of Business Principles Cases; or substantiated Discrimination and Harassment Responsible Partner Cases as
pertaining to non-employees.

2024
Incidents of discrimination, including harassment(a)(b)	74
(a)As at 31 December 2024, 16 matters were under investigation, which may be determined as incidents of discrimination and harassment.
(b)There have been no fines, penalties, or compensation for damages recorded as a result of the incidents disclosed above.
Severe human rights incidents

Severe human rights incidents are issues, with respect to forced labour, human trafficking or child labour, and the facts of the incident are not disputed by Unilever.
A matter will be considered an incident if there is a related legal action, substantiated breach of Unilever’s Code of Business Principles, NCP complaints, finding from a third-party audit of a Unilever manufacturing site, or a serious allegation in public reports or the media. In determining these incidents, Unilever considers, in particular, any human rights impacts experienced by rightsholders.
Given the nature of severe human rights incidents, any identified incident is considered to be a case of non-respect of the UN Guiding Principles on Business and
Human Rights, ILO Declaration on Fundamental Principles and Rights at Work, or OECD Guidelines for Multinational Enterprises.

2024
Total number of severe human rights incidents connected to our own workforce(a)(b)	0
Those incidents that are cases of non-respect of the UN Guiding Principles on Business and Human Rights, ILO Declaration on Fundamental Principles and Rights at Work, or OECD Guidelines for Multinational Enterprises	0
(a)As at 31 December 2024, three issues were under investigation, which may be determined as severe human rights incidents connected to our own workforce.
(b)There have been no fines, penalties, or compensation for damages recorded as a result.

Unilever Annual Report on Form 20-F 2024	279

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

SOCIAL DISCLOSURES

Workers in the Value Chain
The focus of this disclosure is the workers of our business partners,
i.e. individuals performing work upstream or downstream within Unilever’s value chain, regardless of the existence or nature of any contractual relationship with
Unilever. This includes all workers within the value chain who may be materially impacted by Unilever or its business partners, and their actions.
Examples of workers in Unilever’s value chain are:
■Smallholder farmers who grow the ingredients we use in our products.
■Employees of enterprises in our retail value chain who sell our products.
■Employees of suppliers that provide services such as logistics, marketing and professional services to Unilever.
IMPACT, RISK AND OPPORTUNITY MANAGEMENT
Our material Social impacts, risks and opportunities resulting from the double materiality assessment (DMA) and the process by which these were identified are detailed on page 267.
Policies
The requirements for our business partners are set out in a supplier code of conduct, Unilever’s Responsible Partner Policy (RPP). The scope of the RPP is explained in the Environmental policies on page 232, and how the policy addresses our approach to human rights is set out on page 270.
Engaging with value chain workers
We require business partners to declare their compliance with the RPP upon registration and annual re-registration to our systems based on self-
assessments, including routine due diligence and risk-based audits. This process helps us identify approved partners for the products and services we procure, while also assessing risks based on the goods or services sourced and the geographies in which our partners operate. Information from the self-
assessments helps determine which business partners require external auditing and specific engagement. For high-risk sites, either a site audit or an EcoVadis desktop assessment verifies compliance with the RPP.
We conduct supply chain mapping to identify sourcing areas and suppliers that may increase risk within our supply chain. We use tools to perform risk analysis at both country and commodity levels to better understand potential impacts on value chain workers. This data helps predict where impacts are more likely to occur and determine where additional checks, such as desktop or on-the-ground audits, are required.
Technology is a key enabler for improving visibility of our value chain and identifying potential impacts, particularly for vulnerable groups at higher risk of discrimination, harassment and exploitation, such as women and migrant workers. In July 2023, we began a collaborative project funded by the leading global sustainability platform and standard for sugarcane, Bonsucro. This project aims to utilise apps and learning platforms made available on mobile devices to engage with rightsholders and gather their views.
We also use tools like diginexAPPRISE, which allows workers to anonymously raise concerns, particularly those difficult to identify through traditional audits, such as forced labour and gender-based violence. Quizrr is used to enhance managers’ understanding of these issues and the necessary management systems to prevent them. We are developing impact measures to evaluate the effectiveness of these tools in enabling workers to raise concerns and understand their rights.
Processes to remediate impacts and channels
to raise concerns
Once an actual impact is identified, we review it to establish the root cause, contributing factors and whether we have caused, contributed to or are linked to the impact. We work to address the impact, verify remediation of the impact and implement processes to prevent reoccurrence, in collaboration with business partners and other stakeholders where appropriate. As part of our remediation approach, we seek to engage with rightsholders to improve our understanding of the impact to them and the remediation that most appropriately meets the needs of the individual/community that is affected.
Where an impact is linked to a business partner, we require them to create a
Corrective Action Plan (CAP) to address the issues identified. A follow-up audit, carried out by an independent third-party auditor, is required within 90 days to confirm that the actions taken have been sufficient to remediate the identified issues. In some cases, the nature of the incident means that it is not possible to close within 90 days, for example where capital investment or significant changes in working practices are required. Where this is the case, the supplier is expected to develop an interim plan to reduce the risk until a permanent solution is put in place.
We support business partners in addressing issues and have developed the RPP
Implementation Guidance, which includes resources and checklists for preventing and remedying impacts and establishing management systems to prevent recurrence.
Examples of remediation of identified impacts in 2024 include:
■Commissioning an independent consultant to verify repayments made by a supplier to workers to reimburse them for recruitment fees paid.
■Partnering with a human rights consultancy to evaluate the impact that reimbursing recruitment fees has had on workers and their families.
■Continuing to collaborate with the International Cocoa Initiative (ICI) and
Afrique Secours et Assistance (ASA) to implement Child Labour Monitoring and Remediation Systems (CLMRS) across our cocoa production supply chain in Côte d’Ivoire and Ghana.
While we have mechanisms in place to enable third parties to raise concerns, grievances are best addressed close to where the impact occurred.
Consequently, our approach is to work with our partners
to ensure they have effective and trusted grievance mechanisms for their workers. Our Responsible Partner Policy (RPP) requires business partners to have grievance mechanisms aligned with the UN Guiding Principles on
Business and Human Rights. We monitor workers’ awareness and trust in these mechanisms through audit findings.
The RPP also includes leading practice that grievance mechanisms are widely communicated and accessible to enable local communities to report issues. In addition, business partners, their workers, communities, and other stakeholders may report actual or suspected breaches of the RPP (including any failure by a
Unilever worker or anyone acting on behalf of Unilever) by phone or online via a third-party hosted system. Reports can be submitted confidentially and anonymously, where permitted by law, and are assessed to determine the appropriate steps.
All investigations of suspected Code breaches are conducted by a Business
Integrity Officer. We aim to provide the reporter with an anticipated timescale for completion. An investigation report summarising the evidence, findings, corrective measures and recommended sanctions (where appropriate) is submitted to the Business Integrity Committee for review and conclusion. We have a zero-tolerance policy on retaliation and will not tolerate any form of retaliation against anyone who reports a concern. Unilever’s Speak Up processes and remediation mechanisms are detailed further in our Governance section on page 288.

280	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

SOCIAL DISCLOSURES

Managing impacts on value chain workers
Addressing our salient human rights issues
Actions to address our salient human rights issues are detailed in the approach to human rights section on page 270. Additionally, Unilever collaborates with various third parties to deliver training and capability-building programmes aimed at raising awareness of human rights issues and strengthening action to prevent and mitigate potential and actual impacts.
We engage in multiple platforms and forums, such as AIM-Progress, to bring stakeholders together to collectively tackle issues. Through the AIM-Progress membership working groups, we collaborate with peers to address systemic challenges, including living wages, responsible recruitment, effective grievance mechanisms and impact measurement. Other partnerships we are part of include:
■Bullying and harassment, and health: In 2020, Unilever and IDH, in partnership with others, launched The Women’s Safety Accelerator Fund
(WSAF) to create safer workplaces for women working in our
tea supply chain in India. We have engaged with nearly 300,000 tea estate workers (both women and men) across more than 300 tea estates in India since the programme launched.
■Discrimination, fair wages and income: We continue to be an active member of the Fair Circularity Initiative (FCI), which Unilever co-
founded and launched with Coca-Cola, Nestlé, PepsiCo, and the NGO
Tearfund in 2022. This commits us to advancing and adopting the 10 Fair
Circularity Principles, which focus on placing the views, interests and concerns of rightsholders at the centre of business decision-making and policy development.
Delivering positive impacts across our value chain
To address barriers to decent livelihoods we are collaborating with partners to promote systemic change. Our actions, which are delivering positive impacts to our value chain, include:
■Supporting suppliers in identifying and closing wage gaps.
■Helping smallholder farmers to improve their productivity and farming practices by enrolling them in certification schemes and providing access to income growth and regenerative agriculture programmes.
■Providing small retailers with tools and training to foster their growth. We support small to medium-sized enterprises (SMEs) in our retail value chain by expanding our digital commerce platforms, enabling SMEs to buy directly from us and easily access financial services. We are also continuing to scale our last-mile distribution programmes, enabling us to reach consumers in remote areas. For instance, our Shakti programme supports around 200,000 women sales agents in rural Asia and Africa with access to finance and business training.
■Advocating for higher farmer incomes, private sector initiatives and government policy changes through local and global coalitions to ensure fair wages for all. We are also advocating for change through industry forums like the UN Global Compact and supporting the availability of free, publicly accessible living wage data.
Tracking and monitoring effectiveness
As detailed in ‘Monitoring actions relating to Human Rights’ on page 271, we are an active member of the AIM-Progress Impact Measurement Working Group, with the goal of aligning on common impact KPIs to simplify reporting and reduce the burden on suppliers for data collection. We will publish data regularly through our human rights reporting to show our performance against these impact measures.
Our approach to identifying, understanding and actioning potential and actual forced labour impacts in our business and value chain is covered in our section on modern slavery on page 271. We also have processes that alert us to potential and actual human rights impacts in our value chain via public reports and media coverage. We identified two instances of child labour, one of which related to a supplier no longer supplying to Unilever. We are also currently investigating three further allegations that relate to severe human rights issues in our value chain within the example categories of forced labour, human trafficking and child labour identified in the ESRS.
In addition, business partners are required to demonstrate compliance with our
RPP. Unilever verifies RPP alignment through self-declarations upon registration, annual re-registration to our systems, routine due diligence and risk-based audits of business partner factories, which is carried out by an independent third party.
During these audits, cases of non-respect of the UNGPs are identified in line with our
RPP Fundamental Principles. We classify the most serious audit non-conformances as 'key incidents', which represent significant contraventions in relation to health and safety, labour rights and business conduct. This definition, which aligns with the Sedex SMETA methodology criticality ratings, includes forced labour, human trafficking and child labour (which are identified as example categories of severe human rights issues in the ESRS) as well as other issues.
Based on our 2023 RPP audit update, which is the latest full-year data available at the time of reporting, the following key incidents were identified:
■155 health and safety issues representing a threat to life or imminent risk of injury.
■28 labour rights issues relating to excessive working hours, contravention of minimum wages, indicators of forced labour and indicators of lapses in processes to verify age. This included the 2 instances of child labour mentioned above.
■9 business conduct issues relating to conducting business with integrity and in accordance with relevant legal requirements.
All key incidents are required to be escalated by the auditors within 24 hours to
Unilever. We then require the business partner to provide a Corrective Action
Plan (CAP) addressing the issues within seven days. As with all non-
conformances, a follow-up audit is required within 90 days to confirm that the actions taken have been sufficient to remediate the identified issues.
In 2025, Unilever will continue to keep under review its processes to identify and track cases of severe human rights in our value chain, as we continue to build our reporting capabilities.

Unilever Annual Report on Form 20-F 2024	281

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

SOCIAL DISCLOSURES

METRICS AND TARGETS
Targets
Unilever is committed to respecting and promoting human rights across our operations and value chain. However, due to the nature of human rights, we do not define formal targets.
Our ambition is to help the people who grow, make and sell our products have a decent livelihood, including by earning a living wage – so they can afford the essentials of daily life and have work that is secure, dignified and fair.
As part of Unilever’s 15 sustainability goals, we have set three short-term targets with the aim of delivering long-term impact to the livelihoods of workers in our value chain;
■We are working with smallholder farmers to improve their livelihoods and agricultural practices. Our goal is to help 250,000 smallholder farmers in our supply chain access livelihoods programmes by 2026.
■We are also encouraging our suppliers to sign our Living Wage Promise, kickstarting the journey to pay their employees a living wage. Our goal is to ensure that suppliers representing 50% of our procurement spend sign the Living Wage Promise by 2026.
■We are helping small businesses in our retail value chain grow. Our goal is to help 2.5 million SMEs in our retail value chain grow their business by 2026.
We have engaged in a number of forums and initiatives that provide insight and expertise from the perspective of people in our value chain to help develop these targets, including extensive engagement with the International Labour Organization (ILO) and the World Business Council for Sustainable Development (WBCSD).
Targets relating to sustainable sourcing and regenerative agricultural practices in our value chain are detailed in our Biodiversity and Ecosystem disclosures on page
256.

Suppliers representing 50% of our procurement spend to sign the Living Wage Promise by 2026
A living wage promise is a commitment made by a supplier to progress towards paying a living wage to workers in their own business operations, either through signing a Living Wage Special Terms Contract (STC) with Unilever or by signing Unilever’s Living Wage Promise document. Unilever’s definition of a living wage is included on page 268.
Performance is measured as the percentage of total procurement spend from 1 January to 31 December for suppliers that have signed the Living Wage Promise divided by the total procurement spend for the reporting year.
Help 250,000 smallholder farmers in our supply chain access livelihoods programmes by 2026
Unilever defines a smallholder farmer as a person who rears livestock and/or cultivates crops on one or more plots of land that, individually or in aggregate, is the larger of: up to and including 10 hectares (only counting farmed land), in line with the United Nations Food and Agriculture Organization’s definition of a smallholder farmer, or the size defined by an official regional and/or sector body. Supply chain refers to a farmer group or individual farmer, within a defined geographical area, providing functionally equivalent feedstocks to those that can be demonstrated to be within Unilever’s supply chain.
Eligible livelihoods programmes must include activities and/or inputs designed to deliver improved livelihoods through positive outcomes on Unilever accepted certification and/or incomes, be approved by Unilever authority, within a signed contract between 1 January 2024 and 31 December 2024, and be run directly by
Unilever or a third party under a contractual commitment with Unilever.
Performance is measured as the cumulative total number of smallholder farmers in Unilever’s supply chain who have received help from Unilever to access livelihoods programmes in the reporting period. Access is defined as either:
■attending face-to-face training;
■receiving intended subsidies, financial services, farm input, labour or technologies; or
■being certified by the livelihoods programme.
Help 2.5 million SMEs in our retail value chain grow their business by 2026
Small and medium-sized enterprises (SMEs) in our retail value chain include businesses selling Unilever goods to consumers in one of the following countries:
Bangladesh, Brazil, Ecuador, India, Indonesia, Pakistan, the Philippines, Thailand, Turkey and Vietnam. These businesses have historically been serviced by a distributor, wholesaler, or cash and carry; or in Mexico, where servicing with Unilever has been enabled by the digital platform.
Performance is measured as the number of SMEs in Unilever’s retail value chain that have used a Unilever digital platform (mobile app or website) to purchase at least one product in the reporting period from 1 January to 31 December 2024.

Livelihoods targets	Goal	2024	2023	2022
Suppliers representing 50% of our procurement spend to sign the Living Wage Promise by 2026 (% of procurement spend)	50%	32%	–	–
Help 250,000 smallholder farmers in our supply chain access livelihoods programmes by 2026 (number of smallholder farmers)	0.25m	0.08m	–	–
Help 2.5 million SMEs in our retail value chain grow their business by 2026 (number of SMEs)(a)	2.5m	2.58m	1.91m	1.83m
(a)2023 and 2022 measured for the three-month period October to December.
We are making good progress towards delivering all of our livelihoods targets. We have seen an increase in the number of active SMEs by over 600,000 in 2024, which has resulted from the change in the reporting period, which now means we include seasonal SMEs who were previously not in scope; and principal markets continue to grow organically, enrolling more retailers and improving the functionality of their apps to ensure that more retailers remain active.

282	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

SOCIAL DISCLOSURES

Affected Communities
IMPACT, RISK AND OPPORTUNITY MANAGEMENT
Our material Social impacts, risks and opportunities resulting from the double materiality assessment (DMA) and the process by which we identified these are detailed on page 267.
Policies
Unilever’s Code and Code policies sets out our commitment to the communities where we operate, and our local businesses drive our community engagement strategy. Our approach to affected communities is covered through a number of additional policies as follows, the scope and governance of which are outlined on page 232:
■Unilever’s People & Nature Policy sets out our commitments to respecting and advancing the human rights of all people in line with the UN Guiding Principles on Business and Human Rights. Specifically, it includes the rights of
Indigenous peoples and local communities with respect to livelihoods, food security and resources, as well as our commitments that land rights are respected and promoted.
■Unilever’s Responsible Partner Policy and its Fundamental Principle set out
that the rights and titles to the property and land of individuals and local communities, including Indigenous populations, are respected, and that we have a zero tolerance policy for land grabbing. It also requires suppliers to consider Indigenous people and local communities when conducting impact and risk assessments.
■The Sustainable Agriculture Code and Sustainable Agriculture Principles set
out that land tenure rights must be respected, there is a zero tolerance policy for land grabbing, that local communities should be informed of planned activities that affect them, and disturbances to local communities must be minimised.
In addition to our policies, we have published Unilever’s Principles in Support of
Human Rights Defenders and implementation guidance to our business partners, which outline our commitment to respecting human rights defenders (HRDs).
Indigenous people and local communities may act as HRDs and are often vulnerable to human rights violations, including breaches of land rights. These
Principles are based on the International Bill of Human Rights and the fundamental rights and principles set out in the ILO’s Declaration on
Fundamental Principles and Rights at Work. They are also guided by the UN
Declaration on the Right and Responsibility of Individuals, Groups and Organs of
Society to Promote and Protect Universally Recognized Human Rights and
Fundamental Freedoms, the UNGPs, and the UN Declaration on the Rights of
Indigenous Peoples.
Further details on our approach to human rights and the associated policies are set out on page 270.
Engaging with affected communities
Land rights
We have a defined process for conducting due diligence on land transactions, which must be followed and documented for each transaction to proceed to completion. This process includes carrying out Environmental and Social
Impact Assessments (ESIAs) when additional information is required, conducting consultations that adhere to the principles of Free, Prior and Informed Consent
(FPIC), and is supported by internal approval gateways overseen by the
Responsible Business team.
Other processes
We have recently developed a rightsholder engagement playbook that establishes clear and consistent processes for engaging with rightsholders, including local communities, regarding opportunities as well as potential and actual human rights impacts. It guides our teams on the importance of engagement, how to identify rightsholders, the steps for effective engagement
(including making rightsholders aware of engagement processes), and how to monitor and evaluate the uptake and impact of these engagements. The playbook was trialled in our plastics value chain in 2024, with feedback being sought from the implementing teams on its effectiveness before wider implementation.
Processes to remediate impacts and channels
to raise concerns
Affected communities may report concerns to us confidentially and anonymously, where permitted by law, through our Speak Up hotline. This includes potential cases of non-respect of the UNGPs. Unilever will investigate any concerns raised and discuss findings with the relevant business partner, including issues related to land rights. Unilever’s Speak Up processes and remediation mechanisms are detailed in our Governance section on page 288, including our zero tolerance policy on retaliation. Within our value chain, issues impacting affected communities may also be identified through business partner factory audits, which are described in more detail on page 280.
At a commodity level, our People and Nature Grievance Mechanism provides a framework for investigating and resolving potential and actual social and environmental impacts, including those raised by rightsholders in the communities where we operate or source from. The process includes acknowledging the grievance and reviewing it to determine if the issue is applicable to our supply chain. If linked to our supply chain, we conduct an in-
depth review, working with the supplier and an independent organisation to develop a time-bound action and remediation plan. We expect the supplier to implement actions to resolve the issue and monitor the outcome. If the issue is not connected to our supply chain, the relevant Unilever team will monitor the remediation plan implemented by the relevant parties.
Reported grievances are recorded in our People and Nature Grievance Tracker and details are published on our website. The tracker includes potential cases of non-respect of the UNGPs, categorised under the grievance types
’Land & Community’ and ’Labour Rights’. There are 260 sub-cases in our database based on grievances that have been raised to us since 2014, of which 18% relate to Land & Community and 6% to Labour Rights.
Another mechanism through which we may identify potential cases of non-
respect of the UNGPs in relation to affected communities is through our anti-
corruption and bribery scanning. These mechanisms did not indicate any cases of severe human rights incidents in 2024.
Managing impacts on affected communities
Land rights
We drive actions relating to land rights through our policies and fundamental principles as set out in the RPP and People & Nature Policy. In 2024, we have:
■Co-convened and continued to actively participate in the Social Issues
Working Group (SIWG), part of the Palm Oil Collaboration Group, and the subgroup that focuses on supporting and respecting the rights of Indigenous
Peoples and Local Communities (IPLC) affected by agricultural production in
Indonesia.
■Continued to support smallholder cocoa farmers to formalise the rights to their land through an affordable land tenure documentation process. This work is being carried out by the Côte d’Ivoire Land Partnership (CLAP), which brings together Unilever, other organisations and industry bodies, the Ivorian and
German governments, and agri-technology company Meridia.
■Provided training to employees in Indonesia to increase their knowledge and understanding of local land rights issues. This training equipped participants with the tools to support informed decision-making when dealing with issues or complaints related to land rights in our supply chain.

Unilever Annual Report on Form 20-F 2024	283

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

SOCIAL DISCLOSURES

Other actions
In the context of our impacts related to plastic pollution (see Resource Use and
Circular Economy disclosures on page 258), we have conducted baseline human rights risk assessments of our plastics value chain in India, Indonesia, Ghana and Brazil. This included
on-the-ground engagement with various stakeholders, including waste picker organisations representing the views of rightsholders. These assessments, along with our existing global programmes, informed the development of our Global Human Rights Framework
for Plastics Value Chains.
We collaborated with The Circulate Initiative to support the development of its
Harmonized Responsible Sourcing Framework, promoting a collaborative and aligned industry-wide approach that reduces duplication and maximises collective efforts to transform the sector. We also shared key learnings from our work to support the wider peer group during the development of the common industry framework.
Specific actions with regards to our impact on biodiversity, and the downstream impacts on affected communities, are included in our Biodiversity and
Ecosystems disclosures on page 255.
Tracking and monitoring effectiveness
We track and monitor the effectiveness of our actions and initiatives for affected communities as detailed in ‘Monitoring actions relating to Human Rights’ on page
271. The People and Nature Grievance tracker, detailed above also helps us to track grievances and the effectiveness of our responses to them.
METRICS AND TARGETS
Targets
Unilever does not have formal targets related to affected communities defined at a global level because we have in place reporting and grievance mechanisms which allows us to engage with these impacts (potential or actual) on an ongoing basis, as set out above, and in our approach to human rights on page 270.
Specific targets with regards to our impact on biodiversity, and the downstream impacts on affected communities, are included in our Biodiversity and
Ecosystems disclosures on page 256.

284	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

SOCIAL DISCLOSURES

Consumers and End-Users
Unilever’s success depends on the value and relevance of our brands and products to consumers worldwide. We monitor trends and gather insights from consumers, customers and shoppers to develop our brand strategies and build competitive advantage.
This disclosure includes all Unilever consumers and end-users in our downstream value chain who are likely to be materially impacted by our operations. These include:
■consumers who rely on the quality and safety of our products, including those who may be particularly dependent on accurate and accessible product information, such as those with allergies; and
■children, who are increasingly exposed to online promotional content from a broad range of industries and may be reached by our brand messaging.
IMPACT, RISK AND OPPORTUNITY MANAGEMENT
Our material Social impacts, risks and opportunities resulting from the double materiality assessment (DMA) and the process by which we identified these are detailed on page 267.
Policies
As set out in our general information section, page 229, Unilever’s Code and
Code Policies apply to all material sustainability matters, including those that impact our consumers and end-users.
Product safety
The Code sets out Unilever’s commitment to providing products and services that are safe for their intended use, as well as accurately and properly labelled, advertised and communicated. Product safety begins with responsible innovation, and the
Responsible Innovation Code Policy sets out our commitment to conducting responsible, safe and sustainable research and innovation that fully respects the concerns of our consumers and society. Its implementation is supported by eight standards, including one that sets out the approach to Safety Risk Assessments for ensuring Consumer, Occupational and Environmental Safety by Design, and a
standard on Use of Ingredients and Control of Contaminants. The Product Safety &
Product Quality Code Policy covers our commitment to producing safe, high-quality products and services that meet all applicable standards and regulations. This is supported by our Safe Product Framework, which sets out the processes for identifying and mitigating product safety risks at each stage of our value chain.
As described in the environmental policies section on page 232, our Responsible
Partner Policy (RPP) sets out the requirements for suppliers in the value chain.
Specifically, within the Business Integrity & Ethics pillar, this includes requirements to meet agreed specifications and notifying Unilever of any product quality or safety concerns originating from the business partner, or its supply chain without delay.
Responsible marketing
The Responsible Marketing Code Policy sets out our commitment to developing, producing, marketing and selling all our products and services responsibly.
In addition, the Principles on Responsible Food & Beverage Marketing
to Children apply to Unilever’s food and beverage marketing communications globally. Our commitments include not intentionally targeting any paid marketing communications to children under 16 years old (including on social media) and restricting certain ice cream marketing activities to products that meet our Responsibly Made for Kids promise. Our marketing teams are responsible for working with legal, regulatory affairs and external affairs to ensure compliance with these principles. The Presidents of our Foods and Ice Cream Business
Groups are responsible for the implementation of these principles, which we make publicly available on our website.
We also recognise Unilever’s role in partnering with others to drive a safer consumer experience online. The Responsibility Framework sets out our approach to building a positive digital media ecosystem for our brands and consumers. Compliance with the framework is tracked through a global network of Unilever and agency employees, who work together as our Digital Ecosystem
Network (DEN) team. The Chief Growth and Marketing Officer is responsible for implementing this framework.
Human rights
Responsible business is a key part of Unilever’s Human Rights Policy Statement, which applies to all our rightsholders. Our commitment to conducting business with integrity while respecting human rights is driven through Unilever’s Code and Code Policies, including commitments to our consumers and society, and the RPP, which requires our business partners to identify and manage their own potential human rights impacts.
We consider that, of the salient human rights issues identified on page 267, the issue relevant to our consumers is health, in relation to which, we have explained our approach to product safety below. Our approach to human rights is outlined in more detail on page 270.
Engaging with consumers and end-users
We engage with our consumers and end-users, including those groups considered vulnerable, through a range of communication channels on a continuous basis, reaching over 3 million consumer contacts in 2024 through our various platforms.
We operate consumer care lines around the world for our consumers to share any comments or concerns (including any potential adverse human rights impacts), with details provided on packs and through our websites. We monitor feedback provided by consumers on Unilever’s brands and products on social media and through product reviews on digital commerce sites. We also use consumer research from partners such as Kantar, Nielsen and Ipsos, who we engage through their regular surveys and panels. This engagement takes place under the ultimate oversight of our Chief Growth and Marketing Officer. We use these insights to support our aim of providing superior products and delivering great consumer experiences.
In addition, we use a range of mechanisms to monitor and consider evolving societal preferences, including media and social media reviews and NGO engagement. This is overseen by the Global Head of Communications and
Corporate Affairs (overseen by the Chief Corporate Affairs and Sustainability
Officer from 1 January 2025).
Our approach to identifying and assessing the potential impacts on consumers with allergies is through product safety assessments and product labelling, rather than direct engagement. Similarly, potential impacts in relation to marketing to children are assessed through reviewing their media consumption behaviour.
Processes to remediate impacts and channels
to raise concerns
The communication channels referenced above, including our consumer care lines and websites, offer consumers multiple mechanisms through which to raise any concerns. Trained consumer communication agents respond to questions where appropriate, and their use and effectiveness are tracked by monitoring performance against set indicators and through consumer feedback surveys.
Product safety
Concerns raised to Unilever in relation to product safety are shared with relevant internal experts for further investigation. By closely monitoring consumer feedback data, we can detect emerging issues and respond quickly. In the event of a marketplace incident relating to consumer safety or product quality, an incident management team is activated to ensure timely and effective action.
We are committed to continually improving our quality performance; however, sometimes we fall short of our product safety and quality standards. A product might, for example, have a quality defect. Or there may be a contamination of the raw materials, or a mislabelling of ingredients. If this happens, protecting consumers’ safety is our number one priority. When necessary, we will issue a public recall of the affected products from the marketplace, even if only small quantities of products are involved.
In the case of a public recall, we use multiple channels to ensure consumers have the required information regarding the product affected (e.g. national press advertising, store communications for retailers, email for direct-to-consumer sales, and relevant websites) and that they can get answers to any questions or concerns via our care lines.

Unilever Annual Report on Form 20-F 2024	285

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

SOCIAL DISCLOSURES

Responsible marketing
Our marketing teams are responsible for ensuring compliance with our Marketing to Children Principles. Where non-compliance is identified through our processes, our teams work to make the necessary changes, such as changes to artwork, to ensure adherence to the principles. Compliance with our
Responsibility Framework is tracked through our DEN team. Where issues are identified, we support our media partners in developing their capabilities and taking the necessary action to enable their adherence.
Code of Business Principles
Anyone may report more serious concerns about potential breaches of Unilever’s
Code and Code Policies through our Code reporting channels. Our investigation standards require us to record and assess all potential breaches reported.
Additional details, including our non-retaliation requirements, can be found in our
Governance disclosures on page 288.
Managing impacts and risks related to consumers
and end-users
Product safety
Unilever has comprehensive product quality processes and controls in place as part of our Safe Product Framework. The framework is supported by standards, including those covering Safety Risk Assessments and the Use of Ingredients and Control of Contaminants. Safety risk assessments ensure consumer, occupational and environmental safety by design, and require materials used in our product formulations to be registered in Unilever’s Safety Systems, supported by defined tools and guidance for assessing consumer safety risks.
The use of ingredient standards applies global exclusions or restrictions to certain substances based on safety, regulatory or reputational concerns. These standards are maintained based on external developments and subsequently implemented within our portfolio.
Our Safe Product Framework and the standards which underpin this also encompass product labelling. This includes instructions for use, product composition and additional labelling, such as the presence of allergens. We have labelling approval processes in place to ensure compliance with external regulations and Unilever’s policies.
Suppliers of the materials for our products must meet the standards set within
Unilever’s Supplier Quality Approval process. Our Quality Management System then defines the requirements to be followed for the manufacture of safe products, covering topics such as cleaning and disinfection, hygienic engineering and maintenance, allergen management and foreign matter prevention.
Processes and controls are verified annually and regularly monitored through performance indicators that drive improvement activities.
In the event of a non-conforming product reaching the market, we have a global process for identifying and managing marketplace incidents to ensure we act fast, investigate fully and embed learnings to prevent future recurrence. Where necessary, we will issue a public recall of the affected products from the marketplace even if only small quantities of products are involved.
In 2024, we issued five public recalls. One of these related to external manufacturers (cross-packaging), and four related to our own manufacturing facilities (two were caused by foreign matter contamination, one caused by undeclared allergens, and one barcoding-related issue).
Wherever and whenever mistakes occur, we take action to identify the root cause and share lessons learned with all relevant parties to prevent a recurrence. For example, during 2024, we established an allergens community where best practices and lessons learned from incidents are shared.
Unilever is defending a portfolio of legal claims alleging asbestos contamination in certain products which Unilever no longer sells. Unilever disputes these allegations, which it does not consider are substantiated.
We monitor the effectiveness of our product safety processes and controls in a number of ways, including leadership scorecards and tracking key metrics such as marketplace incidents/recalls, consumer-safety-related complaints, and the completion of audits and associated actions. We also track the completion of our corrective and preventive actions, for example, those related to marketplace incidents/recalls and consumer-safety-related manufacturing incidents, to ensure that our processes for learning from incidents are effective in preventing future recurrence. The quality and safety of our products are also managed through our enterprise risk process.
We also work to improve consumer safety by engaging beyond our business with the scientific community and regulators. A focus area is the development and application of leading-edge advanced non-animal safety science, where we work closely with authorities around the world, including regulators, government scientists and academic experts. We actively disseminate the research we do to guarantee that our products are safe, without the need for animal testing, to support others in also building new capabilities based on advanced science.
In 2024, we engaged in collaborative research with the US National Institute of
Environmental Health Sciences (NIEHS) and, as the industry co-chair of the
European Partnership for Alternative Approaches to Animal Testing (EPAA),
contributed to the European Union transformational programme on non-animal chemical safety assessment regulation. We also continued our collaboration with the US Environmental Protection Agency (EPA), initiated in 2015, on pioneering approaches to chemical safety assessment using advanced science. More information on our approach to eliminating animal testing without compromising on safety is set out within our Governance Disclosures.
Our actions on product safety are supported by the expertise of our Safety,
Environmental and Regulatory Science (SERS) Capability group, which is our global centre of excellence in safety and sustainability science, and our Quality expertise teams. Our dedicated team of safety and environmental scientists, including many who are internationally recognised as leaders in their fields, have expertise in allergy, chemistry, exposure science, microbiology, risk assessment, toxicology, process safety, computational modelling and data science, and environmental safety and sustainability science.
Responsible marketing
To aid understanding of our Principles on Responsible Food & Beverage
Marketing to Children, Unilever provides training on these Principles to its marketers and the agencies it engages with.
To put the principles of Unilever’s Responsibility Framework into practice, we maintain a Brand Safety and Suitability Guide, updated on an ongoing basis and distributed to our media partners. We use this guide to drive a quality digital ecosystem for our brands, ensuring our ads are viewable, by a person, on target, with the right context and brand safety. Unilever has committed to support media partners who respond to our Responsibility Framework with action and intent, including resources, policies, principles and timelines.
METRICS AND TARGETS
Targets
No formal targets have been defined for our consumers and end-users with respect to the impacts, risks and opportunities identified in our sustainability statement. However, we are committed to continually improving our performance against our product safety and quality standards, monitoring the effectiveness of our processes and controls in multiple ways as set out above. As a result of our sustained focus on continuous improvement, we reduced the number of marketplace incidents by more than 10% versus 2023. In relation to responsible marketing, we aim to achieve 100% compliance with our Principles on
Responsible Food & Beverage Marketing to Children. Our approach to tracking compliance with our Responsibility Framework is set out above.

286	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

SOCIAL DISCLOSURES

ENTITY-SPECIFIC DISCLOSURES
Nutritional product quality
Policies
Continuously improving the nutritional profile of our products and helping consumers adopt better diets without compromising on enjoyment are fundamental to the strategies of our Foods and Ice Cream Business Groups.
Although no formal policy is in place, the implementation of this strategy is guided by Unilever’s Nutrition Standards, an internally developed set of standards that drives portfolio improvement based on the latest scientific understanding of the role of nutrition for good health and wellbeing.
■Unilever’s Science-based Nutrition Criteria (USNC) are our standards for nutrients to limit, which guide the nutritional quality of our products to healthier options. They consist of product-specific criteria with thresholds for calories, salt, sugar and saturated fat. These threshold values have been modelled against dietary intakes in five countries to quantify their impact and published in a peer-reviewed scientific journal.
■Our Positive Nutrition Standards are our standards for ingredients and nutrients that people are encouraged to consume more of – for example, they consist of product-specific criteria for increasing fruit and vegetables, wholegrains, protein, fibre and micronutrients.
Engaging with consumers and end-users
We engage with consumers about nutritional product quality through the mechanisms already described. In addition, we use international dietary guidelines from groups such as the World Health Organization (WHO) and CODEX, along with scientific modelling, to assess the impact of nutritional product quality on consumers and inform our business strategy.
Managing impacts on consumers and end-users
We work to improve the nutritional quality of products on an ongoing basis, innovating and reformulating our products against the USNC and our Positive
Nutrition Standards. For example, in 2024, we launched new flavours for Knorr
Sides in the US, as well as reformulating bouillon cubes in Pakistan to deliver iron fortification against the backdrop of heightened levels of iron deficiency anaemia. By investing in improvement and innovation, we aim to make our products nutritionally better while continuing to meet people’s expectations for delicious products.
In addition to our own Science-based Nutrition Criteria, we publish a scoring of our portfolio against six externally endorsed Nutrient Profiling Models, contributing to greater transparency in nutrition disclosure.
Benchmarks
Unilever does not have formal targets relating to nutritional product quality. However, we set ourselves benchmarks against which we monitor our strategic progress on nutritional product quality, as set out below.

Unilever’s Science-based Nutrition Criteria (USNC) is a set of criteria and threshold values established by Unilever nutrition experts in line with WHO standards.
The threshold values determine the amount that can be present in a Foods or Ice Cream product to meet USNC. Products that do not exceed any of the criteria or thresholds are considered to be compliant. Threshold values have been determined for: sodium, saturated fat, sugar and calories.
Unilever’s Positive Nutrition Standards is a set of technical criteria and threshold values for selected ingredients, macronutrients and micronutrients, established in line with external global and regional standards, such as those set by the World Health Organization (WHO), which are important for human health. The threshold values determine the amount of ingredients, macronutrients and micronutrients that need to be present in a Foods or Ice Cream product to deliver positive nutrition.
A product that contains ingredients, macronutrients or micronutrients meeting at least one of the threshold values is considered to deliver Positive Nutrition. The presence of other ingredients that do not meet the threshold values does not disqualify a product.
The selected ingredients, macronutrients and micronutrients are as follows:
■Ingredients: fruits, vegetables, legumes, pulses, fungi, nuts, seeds, wholegrains, and dairy in products designed for kids.
■Macronutrients: protein, fibre, and omega-3.
■Micronutrients: iron, iodine, zinc, vitamin A, vitamin D, calcium, magnesium, potassium, vitamin B12, folate, vitamin B2, vitamin C and vitamin E.
Servings sold is sales volumes measured in tonnes divided by product serving size. Where no serving size is available, we apply a standard serving size. Actual data is used for January to November, and December data is estimated by extrapolating the average sales of the previous 11 months.

Metrics	Ambition	2024	2023	2022
Percentage of our portfolio meeting Unilever’s Science-based Nutrition Criteria, including Pepsi Lipton joint venture (% of servings sold)(a)(c)	85% by 2028	84%	81%	–
Number of products sold that deliver positive nutrition, including Pepsi Lipton joint venture (% of servings sold)(b)(c)	54% by 2025	52%	52%	48%
(a)The percentage of our portfolio meeting Unilever’s Science-based Nutrition Criteria excluding Pepsi Lipton joint venture in 2024 is 84%.
(b)The number of products sold that deliver positive nutrition excluding Pepsi Lipton joint venture in 2024 is 52%.
(c)2023 and 2022 figures measured for the 12-month period ended 30 September.
Products responding to changing consumer demands
We are continually working to reduce the impact of our products, serving evolving consumer preferences and driving progress against
our sustainability goals. As consumer demand evolves, there is a longer-term opportunity to deliver product innovations that serve consumers who want superior products at great value, with a lower environmental impact.
As part of our approach to developing consumer insights and monitoring market trends, we engage with consumers through the mechanisms already described.
Responding to emerging consumer demand patterns with superior products is core to our Business Group strategies, supported by our R&D capabilities, rather than guided by policy.
We understand that consumers increasingly want more reassurance about the impact of the products they use, including more recycled and recyclable packaging, trusted ingredients, and product safety that is ensured without animal testing.
In 2024, our Vaseline brand launched a new recyclable pump for Vaseline
Intensive Care bottles in North America, while Sunlight dishwash has introduced formulations with naturally derived
bio-enzymes and RhamnoClean technology.
The ingredients in our products are included at levels that are safe in use; nevertheless, we also monitor consumer ingredient preferences, regulatory hazard classification changes, and emerging scientific data to update our safety and sustainability assessments where relevant. Our long-term investment in non-
animal safety science has enabled some of our biggest brands to be certified by
People for the Ethical Treatment of Animals (PETA) as ‘PETA-approved‘, including Dove, Axe, TRESemmé and Sunsilk. We have over 15 brands that comply with the criteria set out in PETA‘s Global Beauty Without Bunnies
Programme.
Delivering against our ambitious sustainability goals requires innovation;
however, we do not have targets in place in relation to the innovation of products to meet changing demands regarding reduced environmental impact. Our ongoing progress is measured through the implementation and monitoring of our strategic plans.

Unilever Annual Report on Form 20-F 2024	287

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

Governance Disclosures
Business Conduct
GOVERNANCE
The role of administrative, management and supervisory
bodies
The ultimate responsibility for Unilever’s conduct is with Unilever’s Board who are responsible for both setting and monitoring the culture of the business. The
Board is supported in this by the Corporate Responsibility and Audit subcommittees. Please refer to the general information section on page 224 and the Corporate Governance Report on pages 70 to 84 for the composition and expertise of the Board and its subcommittees.
The Chief Executive Officer is accountable to the Board for the implementation of
Unilever’s culture and standards of conduct, which we refer to as ‘business integrity’, and is supported in this by the Chief Legal Officer, Chief Business
Integrity Officer, Global Code and Policy Committee, and Business Integrity
Committees. The key elements of Unilever’s standards of conduct are set out in
Unilever’s Code and Code policies, which provide a set of mandatory rules that govern how we run our business.
Responsibility for the day-to-day implementation of the Code and Code Policies is delegated to the Unilever Leadership Executive and all senior management leading Unilever’s Business Groups, business units and functions. They are supported in this by cross-functional Business Integrity Committees.
IMPACT, RISK AND OPPORTUNITY MANAGEMENT
Description of the processes to identify and assess
material impacts, risks and opportunities
The process for assessing and identifying our material impacts, risks and opportunities is informed by our double materiality assessment (DMA), as set out in our general information on page 226. Risks identified are reviewed and assessed on an ongoing basis and formally at least once per year. For each of our principal risks, including Ethical and Legal & Regulatory risks, we reviewed the risk management frameworks detailing risk descriptions and mitigating controls in place. These frameworks are updated annually and monitored throughout the year to identify changes in the risk profile.
From a governance perspective, this process incorporates several inputs, such as a global fraud risk assessment conducted at both a functional and market level to identify risks, including corruption and bribery risks. In addition, a geopolitical working group has been established with representatives from different functions to proactively identify and escalate issues for high-risk markets, and external screening is undertaken to monitor changes to the risk landscape.
The output of our 2024 DMA for our Governance impacts, risks and opportunities is included below:

Material impact, risk or opportunity		Description

Business integrity and ethical conduct	Risk (OO) (VC)
Failure to act in an ethical manner and foster a culture where our employees and value chain feel empowered to speak up, consistent with the expectations of customers, consumers and other stakeholders, may result in reputational damage.

Anti-bribery and corruption	Risk (OO) (VC)	There is a risk that a breach of anti-bribery and corruption laws or failure to prevent bribery, fraud or tax evasion may result in legal and financial consequences for Unilever and individuals.

Use of non-animal safety science	Positive Impact (VC)	Unilever is a global leader advocating for regulatory use of modern non-animal safety science in place of animal testing, working with government groups and other stakeholders.

Changing regulatory landscape	Risk (OO) (VC)
Changes to laws and regulations relating to sustainability matters can have a significant positive or negative impact on our business. For example, they may reduce the cost of a process or ensure that all players in a market face a cost so an activity we undertake is not uncompetitive. On the other hand, they may prevent Unilever from doing something that it wants to do or increase compliance costs. Failure to comply could also lead to increased claims against Unilever and potentially incur penalties, legal costs or harm revenue due to reputational damage.

Advocacy	Positive Impact (OO) (VC)
Unilever is actively lobbying governments, regulators and other third parties to influence policies and regulations that will help to drive change in four key areas: climate, nature, plastics and livelihoods.

Supplier payments and relationships	Risk (OO)	Inappropriate or untimely processing of payments may result in incorrect payments to suppliers, fraudulent transactions, late payments, regulatory penalties or disputes.
OO  Own Operations, VC  Value Chain
Business conduct policies and corporate culture
As a purpose-led company, our values and culture are the foundation of our success. Our approach to business integrity is designed to ensure that how we do business is fully aligned with our values and the applicable laws and regulations in countries where we operate.
Our business integrity framework is comprised of three pillars:
■Prevention – we seek to embed a culture of integrity at all levels.
■Detection – we encourage employees to speak up, and identify potential issues through auditing and monitoring processes.
■Response – we have the tools to investigate and, if necessary, sanction confirmed breaches, and use what we learn to continually improve our processes to increase the level of prevention.
This approach is underpinned by Unilever’s Code of Business Principles, with each principle supported by a Code Policy setting out what employees must and must not do to ensure they are living the code.
We also set out what Unilever requires of business partners in our Responsible
Partner Policy (RPP), so that we can do business together responsibly. Further detail on the RPP is set out in our Environmental policies section on page 232.
Corporate culture
Our Code sets out clear requirements for the standards of conduct we expect from our employees.
Everyone at Unilever is expected to be an ambassador for the high standards set out in the Code, with the tone set from the top. Our CEO communicates regularly with senior leaders and all employees on business integrity, making clear that adherence to the Code and Code Policies is non-negotiable. On an annual basis, multiple initiatives aim to embed this culture across our business, ranging from mandatory training and a global pledge – where our employees actively pledge to uphold these values – to employee town hall and leadership awareness sessions.
We aim to continuously improve and further embed a culture of business integrity. We analyse the results of investigations, market assessments and audit findings to identify trends and opportunities for improvement. Lessons learned are then shared extensively across the business integrity community, Unilever’s leadership, and with employees.

288	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

GOVERNANCE DISCLOSURES

Employee surveys are also used as a tool to monitor this culture. Business integrity questions are included within Unilever’s annual global UniVoice survey, and in more regular UniPulse surveys administered to smaller randomised groups of employees. Responses are reviewed by our Global Code and Policy
Committee and at Business Integrity Committee meetings. These responses provide further insight into how strongly business integrity is embedded into the business, driving future engagement and action plans.
Business conduct policies
Our Code and Code Policies define the ethical behaviours that everyone must demonstrate when working for Unilever. They help us to address key potential external and internal risks to the business such as fraudulent behaviour or a failure to respect, uphold and advance human rights, as well as playing a key role in ensuring compliance with laws and regulations. As a result, they help us to protect our brands and reputation, and to prevent harm to people or the environment.
The Code and Code Policies are available in multiple languages and designed to be readily applied by employees in their day-to-day work. They are mandatory for all employees and others working for Unilever, and apply to all Unilever companies, subsidiaries and organisations over which Unilever has management control. While our Code and Code Policies are for internal use, we also publish them externally in support of transparency.
We undertake a comprehensive review of our Code and Code Policies every five years when the Code is reviewed and approved by the Unilever Board. Potential changes needed to the Code and Code Policies are monitored on an ongoing basis to ensure they appropriately reflect the internal and external context, in addition to incorporating the latest legal requirements, and the Board is informed of any amendments. As an input to this process, the Board’s Corporate
Responsibility Committee meets quarterly and reviews external developments that may be relevant to Unilever’s ability to conduct its business appropriately as a responsible corporate citizen.
We also seek to work with suppliers, customers, agents, distributors and other partners who uphold these standards throughout our value chain. Our
Responsible Partner Policy outlines our requirements for business partners.
Business conduct training
Everyone who works at Unilever is required to know our Code and Code Policies and understand how to apply them in their work. We design and conduct annual mandatory training for all office-based employees and have tailored training for those employees working in factories and more remote areas. Completion of training is tracked, and we follow up with employees who fail to complete mandatory training and take further action where required.
Corruption and bribery are risks that may affect any employee, and therefore our mandatory training, deployed for all employees, includes a focus on anti-
corruption, in particular related to learnings from investigations, risk assessments and business partnering.
Identifying and reporting breaches, including whistleblower
protection
Unilever’s Code Policies specifically include the requirement to immediately report actual or potential breaches of the Code or Code Policies. Key to identifying and reporting breaches is training, to ensure familiarity with the Code, and the provision of appropriate infrastructure to facilitate reporting. We make a variety of internal and external reporting platforms available to all employees and those we partner with.
To report a concern, employees can contact a number of internal channels.
Alternatively, employees and third parties can use our independently managed, confidential Unilever Code Support Line (whistleblowing line) via telephone or our online Speak Up platform, which is available directly via a web address.
The available reporting channels are set out within our Code Policies and highlighted during Business Integrity training and in our communications. The Speak Up platform web address is signposted on Unilever’s website and our internal portals, and hotline numbers are displayed in various locations, such as factory walls, building access cards and payslips.
In 2024, 43% of cases were reported directly to Business Integrity Officers, which reassures us that we continue to embed a strong process with trust in our
Business Integrity Officers. In addition, we highlight to employees that if they prefer not to use the direct or anonymised channels provided by Unilever, they can utilise other external reporting channels and report directly to the authorities.
We are committed to a culture of transparency and have a prohibition on retaliation in any format against those who report or seek guidance on ethical or compliance issues or report cases under our Code, compliant with the EU
Whistleblower Directive.
Our Code and Code Policies set out that Unilever will not retaliate against employees who raise issues with us and that any attempted or actual retaliatory action by employees is in itself considered to be a breach of our Code. This approach to non-retaliation is emphasised in global employee training and local town halls. Additional non-retaliation guidance for employees is also published on both internal and external platforms.
After any Code concern is reported, reporters are reminded of what retaliation could look like and asked if they think they have experienced this. All Business Integrity
Committees are also accountable for ensuring that individuals who report Code breaches or assist with investigations are properly protected from retaliation and that confidentiality is maintained.
Investigating potential breaches
Our investigation standards require us to record and assess all Code concerns reported, however they are raised. Once a report is received, it is formally acknowledged and directed to a Business Integrity Officer to determine whether a Business Integrity investigation is required.
Investigations are led by the responsible Business Integrity Officers, who ensure fair, unbiased and independent investigations are undertaken. All Business
Integrity Officers are trained on Unilever’s standards and processes and are required to uphold these at all times. Business Integrity has officers posted around the world to respond to cases, with oversight from a central Business
Integrity team.
Investigation reports link the allegation made to the specific requirements under the Code, summarising the evidence, findings in respect of any breach, corrective measures, and recommended sanctions. Completed investigation reports and associated evidence are submitted to Business Integrity Committees for approval. In cases involving public bribery or senior executives, our Chief
Legal Officer and Chief Business Integrity Officer oversee investigations and an ad hoc Business Integrity Committee determines any sanctions, regardless of where such executives are located.
We encourage engagement from the initial reporter to facilitate the investigation while maintaining any confidentiality. Where appropriate and possible, we aim to provide transparency with regard to the investigation’s progress and anticipated completion. It is the responsibility of the Business Integrity Committees to ensure the timely investigation of all potential Code breaches raised by an individual employee, with a view to reaching a final determination within 60 days, depending on the nature and complexity of the concern raised.
Breaches of the Code or Code Policies are shared with various oversight committees, including the Unilever Board’s Corporate Responsibility and Audit
Committees, the Unilever Leadership Executive, and the Global Code and Policy
Committee.
Animal welfare policies
Unilever uses leading-edge safety science, not animals, to evaluate the safety of our products. We believe that animal testing is not needed to make sure that our products and their ingredients are safe for consumers, our workers and the environment. For over 40 years, we have been working to eliminate animal testing without compromising on safety. This is set out in our public position statement on animal testing, owned by the Chief Research & Development
Officer on behalf of the Unilever Leadership Executive.
Unilever’s mandatory standard on animal testing sets out the strict internal approval and control procedures in place to ensure our position is upheld. This standard is one of several that underpins Unilever’s Responsible Innovation
Code Policy, which requires that all employees involved in scientific research and innovation must comply with all standards relevant to their area of work.
To ensure the safety of our products, we develop and advance the use of safety assessment approaches based on modern science that do not rely on new animal data. Occasionally, across our wider product portfolio, some of the ingredients we use have to be tested by our suppliers to comply with legal and regulatory requirements in some markets, and some governments still test certain products on animals as part of their regulations. We do not agree that this animal testing is necessary to assure the safety of our products or the ingredients in them. We work with our suppliers, government authorities and non-
governmental organisations (NGOs) across the world to increase the acceptance and use of non-animal approaches for regulatory compliance purposes.
Our Responsible Partner Policy, which sets out what Unilever requires of our business partners, contains mandatory requirements in relation to animal testing, as well as outlining leading practices for suppliers to work towards. In support of this, we partner with our ingredient suppliers to proactively share our non-animal safety science and
non-animal approaches for chemicals registration.
We share our scientific approaches with regulatory authorities and NGOs around the world to promote their broader acceptance and maximise the impact of our science in replacing animal testing. People for the Ethical Treatment of Animals
(PETA) lists Unilever as a ‘company working for regulatory change’ in recognition of our ongoing work on alternatives to animal testing and our commitment to promoting their adoption worldwide.
Farm animal welfare forms part of Unilever’s Sustainable Agriculture Code
(SAC), which is designed to codify key aspects of sustainability in farming and apply them to our supply chain. The Chief Business Operations Officer is responsible for the implementation of the SAC, and it is applicable to all agricultural suppliers. The SAC is supported by specific additional guidance, such as the Unilever Sustainable Livestock Implementation Guide, and its
implementation by suppliers is audited by a third party.

Unilever Annual Report on Form 20-F 2024	289

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

GOVERNANCE DISCLOSURES

Farm animal welfare also forms part of our Responsible Partner Policy (RPP), which helps us to manage our relationship with suppliers. Unilever’s Responsible
Sourcing and Business Partnering Code Policy underpins this approach, setting out the responsibilities of employees to ensure that third parties are subject to our RPP policies and controls.
Management of relationships with suppliers
Procurement processes, including fair behaviour with suppliers
Our Code and Code Policies govern what we require of our employees in terms of fair behaviour in relation to Unilever’s suppliers and procurement processes.
The Code Policies include specific requirements in relation to areas such as anti-
bribery, communication with suppliers, fair competition, conflicts of interest and treatment of suppliers’ information, as well as the obligation to source only from suppliers that are compliant with our RPP.
Responsible partnerships
Our RPP, sponsored by our Chief Procurement Officer, helps us to manage our relationship with suppliers. The RPP describes what Unilever requires of its business partners across the three interconnected pillars of business integrity &
ethics, human rights, and the planet. It consists of mandatory requirements and management systems for all suppliers and gives advance notice of future mandatory requirements designed to build greater resilience as well as leading practices. This approach recognises the evolving nature of our third parties and value chains, while driving business growth and improved outcomes for people and planet.
The scope of our RPP goes beyond our direct supplier universe, which directly invoice Unilever for goods and services, by including our expectation for suppliers to cascade equivalent requirements within their own supply chains by carrying out human rights and environmental due diligence.
All our suppliers undergo continuous assessment against our RPP requirements and general terms and conditions. If an existing supplier fails to remain compliant with our requirements, Unilever may restrict the ability to raise new purchase orders for business until they can once again meet all our requirements. If a new supplier cannot meet our terms, we will not onboard them into our systems and will not be able to do business with them.
We verify RPP alignment through self-declarations on registration, annual re-
registration to our systems, routine due diligence and risk-based audits. We take a continuous improvement approach to our risk assessment and undertake regular risk-mapping so we can accurately identify where specific risks occur across geographies and within different supplier types. This leads to more targeted due diligence and auditing based on the goods and services we source and the country where the sourcing site is located and ensures we know where to act to drive change if issues arise.
We encourage suppliers to contact the Unilever team if they face challenges in meeting our requirements through implementing their own approaches, so that we can endeavour to provide support and guidance. We also encourage suppliers to share any insights that will help us improve our programmes, and how we govern and monitor our value chain, embracing partnership in areas where we can collaborate in a pre-competitive environment to address endemic issues in our industries.
Prevention of late payments, specifically to SMEs
Payment terms are contractually agreed between Unilever and each supplier, including SME suppliers. Further detail on payments to SMEs is set out within the section on payment practices below.
Prevention and detection of corruption and bribery
Anti-corruption and anti-bribery policies
Our Code and Code Policies set out Unilever’s zero-tolerance approach towards corruption and bribery. These prohibit both public and commercial bribery, to or from any third party, and irrespective of financial values involved and also explicitly prohibit facilitation payments.
Detailed written anti-corruption guidance and standards are also in place that expand on our Code and Code Policies in relevant areas, including interactions with public officials, brand protection, corporate transactions (M&A), customer incentives, gifts and hospitality, grants and donations, and conflicts of interest.
As previously set out, our anti-corruption and bribery policies are communicated and designed to be readily applied by employees. The Code and Code Policies are available in multiple languages, and lessons are included in the annual mandatory training.
Our partners must adhere to Unilever’s anti-corruption and bribery policies, as defined in the RPP.
Preventing, detecting and addressing allegations or incidents of corruption and bribery
The core processes to prevent, detect and address allegations or incidents of corruption and bribery are the same as the processes in place for Unilever’s overall
Code and Code Policies. All potential cases of corruption and bribery related to public officials are reported to our Chief Legal Officer and Chief Business Integrity Officer,
who oversee investigations, and the Global Code and Policy Committee determines any sanctions.
As previously set out, breaches, lessons learned, and remedial actions related to the Code or Code Policies are shared with various oversight committees, including the Unilever Board’s Corporate Responsibility and Audit Committees,
the Unilever Leadership Executive, and the Global Code and Policy Committee.
In order to prevent incidents from taking place, we conduct periodic bespoke anti-corruption and anti-bribery risk assessment exercises to determine the business activities and geographies that require specific actions to enhance our controls and respond to changes in our risk exposure. A range of tailor-made measures are continuously introduced to mitigate these risks, along with additional bespoke training.
Anti-corruption and anti-bribery training
As part of our annual mandatory Business Integrity learning programme, anti-
corruption and anti-bribery training is deployed to all employees. Unilever Board members also receive specific training on this subject.
The training content is based on our learnings from investigations, risk assessments and business partnering. Additional bespoke training is offered for employees who may face a greater risk in their activities in respect of corruption or bribery, such as those in external-facing commercial roles.
The anti-corruption and anti-bribery training programme is sponsored by the
Chief Legal Officer and Chief Business Integrity Officer and led by the Chief
Counsel – Ethics & Compliance. It is overseen by the Unilever Board’s Corporate
Responsibility Committee.

290	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

GOVERNANCE DISCLOSURES

METRICS AND TARGETS
Incidents of corruption or bribery
There have been no incidents of corruption or bribery resulting in convictions or fines for Unilever Group companies due to violation of applicable anti-corruption and anti-bribery laws in 2024.
In addition, there have been no deferred prosecution agreements or other significant enforcement activity involving Unilever Group companies in 2024 that required us to take actions to address breaches in procedures and standards of anti-corruption and anti-bribery.
Political influence and lobbying activities
Unilever engages with governments, policymakers, regulators, non-governmental organisations and other stakeholders involved in policy and government through our advocacy and lobbying activities. This engagement forms a key part of promoting and protecting Unilever’s legitimate business interests, and takes place directly and indirectly through bodies such as trade associations and industry groups.
Our Code and Code Policies set out how employees must manage their business relationship with political groups. Such activity must be conducted with honesty, integrity, openness and in compliance with local and international laws.
Oversight of political engagement
In 2024, Unilever’s Global Head of Communications and Corporate Affairs
oversaw national government engagement and lobbying activity. Unilever’s Chief
Corporate Affairs and Sustainability Officer (CSO) oversaw engagement with intergovernmental organisations and non-governmental organisations. Both roles report directly to the Chief Executive Officer (CEO).
At Board level, two Non-Executive Directors hold, or have held, comparable positions in public administration:
■Susan Kilsby is on the UK Takeover Panel and was a non-executive director at
NHS England between 2021–2023.
■Adrian Hennah was appointed as an independent member to the Council of
Imperial College London in 2024.
Neither the CEO nor any other member of the Board not listed above has held similar roles in public administration within the two years preceding this reporting period.
Political contributions
Unilever companies are prohibited from supporting or contributing to political parties or candidates. All Unilever Executive and Non-Executive Directors have confirmed that they have not made any political contributions on behalf of
Unilever in 2024 and we do not have any reported cases of breaches with the
Political Activities & Political Donations Code Policy.
Main topics covered by Unilever’s political engagement
The scale of Unilever’s business operations and the fact that many areas of the consumer goods industry are regulated means we engage regularly with governments and policymakers. We do this both independently and as part of industry groups and coalitions. The main topics covered by these engagements during 2024 are set out below.

Topic	Main positions on this topic	Linkages with material impacts, risks and opportunities

Nutrition, diet and health
Unilever works with governments to create policy environments that help consumers make healthier diet choices.
Unilever supports policies that restrict the marketing of food and beverages to children under 16, aligning with our global commitment.
■Nutritional product quality ■Safe products ■Business integrity and ethical conduct ■Changing regulatory landscape

Plastic pollution
Unilever supports public policy that aligns with our approach to reducing packaging waste and creating a circular economy. This includes Extended Producer
Responsibility schemes, whereby producers are held accountable for the management of their packaging after it has been used.
Unilever also supports the introduction of packaging design rules and recycled content targets that will help increase recycling rates. Both these policies are dependent on governments working with industry to increase the availability of high-quality recycled plastic. We also work with governments to identify the enabling conditions to help scale reuse and refill models.
Unilever is advocating for a legally binding UN Treaty to end plastic pollution, which will help harmonise regulatory standards and policies across markets through global rules and mandatory targets.
■Plastic pollution ■Extended Producer Responsibility (EPR) schemes for packaging and other plastic taxes ■Changing regulatory landscape

Climate
Unilever advocates for changes to public policy frameworks consistent with the 1.5°C ambition of the Paris Agreement. Unilever’s main positions are that governments should raise national climate ambition, scale up renewable energy and non-fossil chemical feedstocks, and phase out fossil fuels, including fossil fuel subsidies.
Furthermore, Unilever works with governments to accelerate enabling conditions, including encouraging the protection and restoration of land, forests and oceans, and putting forward policies that incentivise regenerative agriculture.
Unilever advocates for the adoption of ISSB sustainability reporting standards as the global baseline for non-financial reporting.
■All climate change material impacts, risks and opportunities identified ■Changing regulatory landscape

Safety regulation
Chemical and product regulations are being revised to incorporate modern safety science and data. Unilever provides input to consultations on regulatory changes, sharing new scientific approaches and how we apply them to safety decision-making.
We aim to have less complex regulations that promote ‘safe by design’ innovation and the highest standards of human health and environmental protection.
■Changing regulatory landscape ■Safe products

Business operations and trade issues
Unilever works with governments, policymakers, regulators and other stakeholders to ensure our supply chains operate efficiently and to protect our business interests and workforce, such as trade restrictions that impact our supply chain. Changes to laws and regulations can have a positive or negative impact on our business and how we operate.
■Changing regulatory landscape

Unilever Annual Report on Form 20-F 2024	291

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

GOVERNANCE DISCLOSURES

Transparency Registers in the European Union
Unilever PLC is registered with the EU Transparency Register (identification number: 6200524920-25). Unilever entities are also listed in the lobbying registers of other EU Member States, as set out below. Furthermore, we comply with the US Lobbying Disclosure Act (LDA); the LDA website provides a searchable database of disclosure filings.

Country	Name of Register	Entity	ID number

Germany	Lobbyregister beim Deutschen Bundestag	Unilever DACH	R003910

Ireland	Register of Lobbying	Unilever UK&I	2621

Netherlands	Lobbyistenregister van de Tweede Kamer	Unilever N.V.	n/a

Spain	Direcció General de Bon Govern, Innovació i Qualitat Democràtiques	UNILEVER ESPAÑA SA	5292
Payment practices
Average payment days and percentage of invoices paid on time

Payment terms are contractually agreed between Unilever and each supplier. The global nature of our business and the variety in types of materials and services we buy mean that our payment practices reflect local legal requirements and established local or industry practices, which can vary significantly. As a result, suppliers have not been further subcategorised.
The average time Unilever takes to pay an invoice is calculated as the difference between the date when a payment advice is triggered by Unilever to the bank
(clearing date) and the date agreed between Unilever and its supplier from which invoice payment days start to be calculated (start of payment terms).
The percentage of invoices paid on time is calculated as the number of invoices for which the payment advice is triggered by Unilever to the bank (clearing date) on or before the date on which Unilever must pay the invoice to the supplier as per the agreed payment terms (payment due date), divided by the total number of invoices during the reporting period.
Small and medium-sized enterprises (SMEs) are considered to be small or medium-sized in the context of their market. The specific factors and thresholds applied may vary depending on the market.
Entities in SAP represent around 95% of total Unilever turnover, and within this, SME identification is conducted for eight of Unilever’s largest markets, together representing around 75% of Unilever’s global spend recorded in SAP: Brazil, China, Europe (excluding the UK), India, Indonesia, Mexico, the UK and the US. SME
identification is based on local government definitions and sourced from third-party databases. In certain cases, where available company data is limited, the third-
party databases used for this exercise use predictive modelling to estimate relevant values.

The table below sets out the standard payment terms together with the percentage of Unilever’s spend in Q4 2024. Our goal is to pay 100% of invoices within the payment terms agreed with our suppliers. In 2024, Unilever paid over 6.9 million invoices to approximately 76k suppliers.

Standard payment terms (% spend by value)	Q4 2024
Within 30 days	36%
31–60 days	19%
61–90 days	23%
>90 days	22%
Total	100%
The table below sets out the average time taken to pay supplier invoices and the percentage of payments made within the agreed terms, for all suppliers and for those SME suppliers we can currently separately identify.

Payment metrics	All suppliers	SME suppliers
Average payment days	56 days	38 days
% of invoices paid on time	87%	84%
Every month, all invoices that have not been paid in accordance with the contractual terms are identified, reasons for delays are identified and actions to rectify the issues are taken. The most common issues causing delayed payments are:
■Where we only have weekly or fixed payment, so payment is often the next payment run after the due date;
■Where there is a delay in the receipt of invoices from suppliers, particularly where payment terms are shorter; or
■Timeliness of approvals as to the appropriateness of the invoice or lack of necessary information on the invoice to process it properly.
Number of legal proceedings outstanding for late payments

Formal legal proceeding in relation to late payment brought against any Unilever entity that is ongoing as at 31 December 2024.
A determination on whether any such proceeding has been brought by an SME is made based on local legal definitions where possible, or otherwise relevant available information such as supplier financial information considered in the context of the relevant market.

As at 31 December 2024, there were two legal proceedings outstanding for late payment, both of which related to SMEs.

292	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

GOVERNANCE DISCLOSURES

ENTITY-SPECIFIC DISCLOSURES
Changing regulatory landscape
Unilever is subject to national and regional laws and regulations in diverse areas such as product and ingredient safety, chemicals management, patents, environmental compliance, competition, data privacy, human rights due diligence, employment and taxes.
Unilever companies and employees are required by our Code of Business
Principles to comply with the laws and regulations of the countries in which we operate. Our legal and regulatory specialists are heavily involved in monitoring and reviewing our practices to provide reasonable assurance that we remain aware of and in line with all relevant laws and legal obligations. In specialist areas, the relevant teams at global, regional or local levels are responsible for setting detailed standards and ensuring that all employees are aware of and comply with regulations and laws specific and relevant to their roles.
Changes to laws and regulations can have a significant positive or negative impact on our business. Unilever engages with governments, policymakers, regulators, non-governmental organisations and other stakeholders involved in the development and delivery of policy as part of promoting and protecting
Unilever’s legitimate business interests. This is detailed further in our political engagement table above.

Unilever Annual Report on Form 20-F 2024	293

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

THIS PAGE IS INTENTIONALLY LEFT BLANK

294	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

KPMG LLP'S INDEPENDENT ASSURANCE REPORT

THIS PAGE IS INTENTIONALLY LEFT BLANK

Unilever Annual Report on Form 20-F 2024	295

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

INDEX

DISCLOSURE REQUIREMENTS COVERED BY OUR SUSTAINABILITY STATEMENT, INCLUDING
INCORPORATION BY REFERENCE

ESRS References		Page(a)	TCFD(b)

ESRS2 General Information

Basis of Preparation
BP-1	General basis of preparation	224
BP-2	Disclosures in relation to specific circumstances	224

Governance
GOV-1	Oversight of sustainability matters	66†, 71-72†, 84-85†, 224	■
GOV-2	Sustainability matters addressed by governance bodies	92†, 224	■
GOV-3	Sustainability performance and incentives	102-106†, 225	■
GOV-4	Sustainability due diligence	225
GOV-5	Sustainability reporting controls	226	■

Strategy
SBM-1	Strategy and business model	2-4†, 36†, 48†, 226	■
SBM-2	Interests and views of stakeholders	74†, 226	■
SBM-3	Interaction of material IROs with strategy and business model	227	■

Impact, risk and opportunity management
IRO-1	Double materiality assessment process and 2024 IROs	226-227	■
IRO-2	Disclosure requirements in ESRS covered by the undertaking’s sustainability statement	295, 298	■
E2-6, E3-5, E4-6	Current and anticipated financial effects of material IROs	227

E1 Climate

Governance
ESRS2 GOV-3	Sustainability performance and incentives	102-106†, 225, 233	■

Strategy
E1-1	Transition plan for climate change mitigation	233	■
ESRS2 SBM-3	Interaction of material IROs with strategy and business model	235	■

Impact, risk and opportunity management
ESRS2 IRO-1	Process to identify material climate impacts, risks and opportunities	226, 230, 235	■
E1-2	Policies	229, 232, 240	■
E1-3	Actions	240	■

Metrics and targets
E1-4	Targets	242	■
E1-5	Energy consumption and mix	246
E1-6	Gross scope 1, 2, 3 and total GHG emissions	244	■
E1-7	GHG removals and GHG mitigation projects financed through carbon credits	247
E1-8	Internal carbon pricing	247	■
E1-9	Potential financial effects	227, 235	■

E2 Pollution

Impact, risk and opportunity management
ESRS2 IRO-1	Process to identify material pollution impacts, risks and opportunities	226, 230, 249
E2-1	Policies	229, 232, 249
E2-2	Actions	249

Metrics and targets
E2-3	Targets	250
E2-4	Pollution of air, water and soil	250-251
E2-5	Substances of concern and substances of very high concern	n/a

E3 Water

Impact, risk and opportunity management
ESRS2 IRO-1	Process to identify material water impacts, risks and opportunities	226, 230, 252
E3-1	Policies	229, 232, 252
E3-2	Actions	252
Metrics and targets
E3-3	Targets	253
E3-4	Water consumption	253

(a)Incorporation by cross reference is indicated by the symbol (†).
(b)The sustainability statement is consistent with the Task Force on Climate-related Disclosures (TCFD) Recommendations and Recommended Disclosures. This column outlines how the TCFD disclosures are mapped across the relevant sections of the sustainability statement.

296	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ESRS References		Page(a)	TCFD(b)
E4 Biodiversity and Ecosystems

Strategy
E4-1	Transition plan and consideration of biodiversity and ecosystems in strategy and business model	233, 254
ESRS2 SBM-3	Interaction of material IROs with strategy and business model	254

Impact, risk and opportunity management
ESRS2 IRO-1	Process to identify material biodiversity and ecosystem impacts, risks and opportunities	226, 230, 254
E4-2	Policies related to biodiversity and ecosystems	229, 232, 255
E4-3	Actions and resources related to biodiversity and ecosystems	255

Metrics and targets
E4-4	Targets related to biodiversity and ecosystems	256
E4-5	Impact metrics related to biodiversity and ecosystems change	257

E5 Resource Use and Circular Economy

Impact, risk and opportunity management
ESRS2 IRO-1	Process to identify material resource use and circular economy impacts, risks and opportunities	226, 230
E5-1	Policies	229, 232, 258
E5-2	Actions	258

Metrics and targets
E5-3	Targets	258
E5-4	Resource inflows	260
E5-5	Resource outflows	260
E5-6	Potential financial effects	227, 262	■

S1 Own Workforce

Strategy
ESRS2 SBM-2	Interests and views of stakeholders	226, 270
ESRS2 SBM-3	Interaction of material IROs with strategy and business model	227, 267

Impact, risk and opportunity management
S1-1	Policies	229, 270, 272
S1-2	Engaging with own workforce and workers’ representatives	270, 272
S1-3	Processes to remediate impacts and channels to raise concerns	272, 288
S1-4	Managing impacts and risks related to own workforce	271-272

Metrics and targets
S1-5	Targets	274
S1-6	Characteristics of the undertaking’s employees	274
S1-7	Characteristics of non-employees in the undertaking’s own workforce	n/a
S1-8	Collective bargaining coverage and social dialogue	275
S1-9	Diversity metrics	275
S1-10	Adequate wages	275
S1-11	Social protection	276
S1-12	Persons with disabilities	n/a
S1-13	Training and skills development metrics	n/a
S1-14	Health and safety metrics	277
S1-15	Work-life balance metrics	n/a
S1-16	Remuneration metrics (pay gap and total remuneration)	277
S1-17	Incidents, complaints and severe human rights impacts	278

(a)Incorporation by cross reference is indicated by the symbol (†).
(b)The sustainability statement is consistent with the Task Force on Climate-related Disclosures (TCFD) Recommendations and Recommended Disclosures. This column outlines how the TCFD disclosures are mapped across the relevant sections of the sustainability statement.

Unilever Annual Report on Form 20-F 2024	297

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

ESRS References		Page(a)	TCFD(b)

S2 Workers in the Value Chain

Strategy
ESRS2 SBM-2	Interests and views of stakeholders	226, 270
ESRS2 SBM-3	Interaction of material IROs with strategy and business model	227, 267, 279
Impact, risk and opportunity management
S2-1	Policies	229, 270, 279
S2-2	Engaging with value chain workers	270, 279
S2-3	Processes to remediate impacts and channels to raise concerns	279
S2-4	Managing impacts on value chain workers	271, 280

Metrics and targets
S2-5	Targets	281

S3 Affected Communities

Strategy
ESRS2 SBM-2	Interests and views of stakeholders	226, 270
ESRS2 SBM-3	Interaction of material IROs with strategy and business model	227, 267

Impact, risk and opportunity management
S3-1	Policies	229, 270, 282
S3-2	Engaging with affected communities	270, 282
S3-3	Processes to remediate impacts and channels to raise concerns	282
S3-4	Managing impacts on affected communities	271, 282

Metrics and targets
S3-5	Targets	283

S4 Consumers and End-Users

Strategy
ESRS2 SBM-2	Interests and views of stakeholders	226, 284
ESRS2 SBM-3	Interaction of material IROs with strategy and business model	227, 267, 284

Impact, risk and opportunity management
S4-1	Policies	229, 270, 284, 286
S4-2	Engaging with consumers and end-users	284, 286
S4-3	Processes to remediate impacts and channels to raise concerns	284
S4-4	Managing impacts, risks and opportunities related to consumers and end-users	285-286

Metrics and targets
S4-5	Targets	285

G1 Business Conduct

Governance
ESRS2 GOV-1	Oversight of sustainability matters	70†, 84†, 224, 287

Impact, risk and opportunity management
ESRS2 IRO-1	Process to identify material business conduct impacts, risks and opportunities	226, 287
G1-1	Business conduct policies and corporate culture	229, 287
G1-2	Management of relationships with suppliers	289
G1-3	Prevention and detection of corruption and bribery	289

Metrics and targets
G1-4	Incidents of corruption or bribery	290
G1-5	Political influence and lobbying activities	290
G1-6	Payment practices	291
(a)Incorporation by cross reference is indicated by the symbol (†).
(b)The sustainability statement is consistent with the Task Force on Climate-related Disclosures (TCFD) Recommendations and Recommended Disclosures. This column outlines how the TCFD disclosures are mapped across the relevant sections of the sustainability statement.

298	Unilever Annual Report on Form 20-F 2024

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS
EU LEGISLATION DATA POINTS

Disclosure requirement	Data point		SFDR reference	Pillar 3 reference	Benchmark regulation reference	EU Climate Law reference	Page / relevance
ESRS 2 GOV-1	21 (d)	Board's gender diversity	■		■		84
ESRS 2 GOV-1	21 (e)	Percentage of Board members who are independent			■		85
ESRS 2 GOV-4	30	Statement on sustainability due diligence	■				225
ESRS 2 SBM-1	40 (d) i	Involvement in activities related to fossil fuel activities	■	■	■		Not relevant
ESRS 2 SBM-1	40 (d) ii	Involvement in activities related to chemical production	■		■		Not relevant
ESRS 2 SBM-1	40 (d) iii	Involvement in activities related to controversial weapons	■		■		Not relevant
ESRS 2 SBM-1	40 (d) iv	Involvement in activities related to cultivation and production of tobacco			■		Not relevant
ESRS E1-1	14	Transition plan to reach climate neutrality by 2050				■	233
ESRS E1-1	16 (g)	Undertakings excluded from Paris-aligned benchmarks		■	■		Not relevant
ESRS E1-4	34	GHG emission reduction targets	■	■	■		242
ESRS E1-5	38	Energy consumption from fossil sources disaggregated by sources	■				246
ESRS E1-5	37	Energy consumption and mix	■				246
ESRS E1-5	40-43	Energy intensity associated with activities in high climate impact sectors	■				246
ESRS E1-6	44	Gross Scope 1, 2, 3 and total GHG emissions	■	■	■		245
ESRS E1-6	53-55	Gross GHG emissions intensity	■	■	■		245
ESRS E1-7	56	GHG removals and carbon credits				■	247
ESRS E1-9	66	Exposure of the benchmark portfolio to climate- related physical risks			■		Not relevant
ESRS E1-9	66 (a)	Disaggregation of monetary amounts by acute and chronic physical risk		■			Not relevant
ESRS E1-9	66 (c)	Location of significant assets at material physical risk		■			Not relevant
ESRS E1-9	67 (c)	Breakdown of the carrying value of its real estate assets by energy efficiency classes		■			Not relevant
ESRS E1-9	69	Degree of exposure of the portfolio to climate- related opportunities			■		Not relevant
ESRS E2-4	28	Amount of each pollutant listed in Annex II of the E-PRTR Regulation emitted to air, water and soil	■				250
ESRS E3-1	9	Water and marine resources	■				252
ESRS E3-1	13	Dedicated policy	■				Not relevant
ESRS E3-1	14	Sustainable oceans and seas	■				Not relevant
ESRS E3-4	28 (c)	Total water recycled and reused	■				253
ESRS E3-4	29	Total water consumption in m3 per net revenue on own operations	■				253
ESRS 2 SBM 3 - E4	16 (a) i	Biodiversity sensitive areas	■				254
ESRS 2 SBM 3 - E4	16 (b)	Land impacts	■				254
ESRS 2 SBM 3 - E4	16 (c)	Threatened species	■				254
ESRS E4-2	24 (c)	Sustainable oceans/seas practices or policies	■				Not relevant
ESRS E4-2	24 (d)	Policies to address deforestation	■				232, 255
ESRS E5-5	37 (d)	Non-recycled waste	■				261
ESRS E5-5	39	Hazardous waste and radioactive waste	■				261
ESRS 2 SBM3 - S1	14 (f)	Risk of incidents of forced labour	■				267
ESRS 2 SBM3 - S1	14 (g)	Risk of incidents of child labour	■				267
ESRS S1-1	20	Human rights policy commitments	■				270
ESRS S1-1	21	Sustainability due diligence policies on issues addressed by the fundamental International Labour Organization Conventions 1 to 8			■		270, 271
ESRS S1-1	22	Processes and measures for preventing trafficking in human beings	■				270
ESRS S1-1	23	Workplace accident prevention policy or management system	■				270
ESRS S1-3	32 (c)	Grievance/complaints handling mechanisms	■				272
ESRS S1-14	88 (b), (c)	Number of fatalities and number and rate of work-related accidents	■				277

Unilever Annual Report on Form 20-F 2024	299

STRATEGIC REPORT	CORPORATE GOVERNANCE	FINANCIAL STATEMENTS	SUSTAINABILITY STATEMENTS

Disclosure requirement	Data point		SFDR reference	Pillar 3 reference	Benchmark regulation reference	EU Climate Law reference	Page / relevance
ESRS S1-14	88 (e)	Number of days lost to injuries, accidents, fatalities or illness	■		■		277
ESRS S1-16	97 (a)	Unadjusted gender pay gap	■				277
ESRS S1-16	97 (b)	Excessive CEO pay ratio	■		■		277
ESRS S1-17	103 (a)	Incidents of discrimination	■				278
ESRS S1-17	104 (a)	Non-respect of UNGPs on Business and Human Rights and OECD guidelines	■		■		278
ESRS 2 SBM3 – S2	11 (b)	Significant risk of child labour or forced labour in the value chain	■				271
ESRS S2-1	17	Human rights policy commitments	■				270
ESRS S2-1	18	Policies related to value chain workers	■				270
ESRS S2-1	19	Non-respect of UNGPs on Business and Human Rights principles and OECD guidelines	■		■		270, 271
ESRS S2-1	19	Sustainability due diligence policies on issues addressed by the fundamental International Labour Organization Conventions 1 to 8			■		271
ESRS S2-4	36	Human rights issues and incidents connected to its upstream and downstream value chain	■				271
ESRS S3-1	16	Human rights policy commitments	■				270
ESRS S3-1	17	Non-respect of UNGPs on Business and Human Rights, ILO principles or OECD guidelines	■		■		270
ESRS S3-4	36	Human rights issues and incidents	■				282
ESRS S4-1	16	Policies related to consumers and end-users	■				284
ESRS S4-1	17	Non-respect of UNGPs on Business and Human Rights and OECD guidelines	■		■		270
ESRS S4-4	35	Human rights issues and incidents	■				284
ESRS G1-1	10 (b)	United Nations Convention against Corruption	■				Not relevant
ESRS G1-1	10 (d)	Protection of whistleblowers	■				Not relevant
ESRS G1-4	24 (a)	Fines for violation of anti-corruption and anti- bribery laws	■		■		290
ESRS G1-4	24 (b)	Standards of anti-corruption and anti-bribery	■				Not relevant
For further information about
Unilever please visit our website:
www.unilever.com
Unilever PLC
Head Office
100 Victoria Embankment
London EC4Y 0DY
United Kingdom
T +44 (0)20 7822 5252
Registered Office
Unilever PLC
Port Sunlight
Wirral
Merseyside CH62 4ZD
United Kingdom
Registered in England and Wales
Company Number: 41424
UNILEVER PLC — 20-F EXHIBIT LIST

Exhibit	Description of Exhibit

1.1	Articles of Association of Unilever PLC[1]

2.1	Twenty-Sixth Supplemental Trust Deed as of May 16, 2024, incorporating the Trust Deed as of July 22, 1994 as Amended and Restated on May 16, 2024

2.2
Amended and Restated Indenture as of July 26, 2023, among Unilever Capital Corporation, Unilever PLC, Unilever
United States, Inc. and The Bank of New York Mellon, as Trustee, relating to Guaranteed Debt Securities[2]

2.3
Second Amended and Restated Deposit Agreement dated as of July 1, 2014 by and among Unilever PLC and Deutsche
Bank Trust Company Americas, as Depositary, and the Holders and Beneficial Owners of American Depositary Shares
issued thereunder[3]

2.4	Description of Securities Registered Under Section 12 of the Exchange Act[4]

4.1	Service Contracts of the Executive Directors of Unilever PLC

4.2	Letters regarding compensation of Executive Directors of Unilever PLC

4.3	Unilever North America Omnibus Equity Compensation Plan As Amended and Restated as of November 22, 2022[5]

4.4	The Performance Share Plan[6]

4.5	Unilever Share Plan 2017[7]

8.1	List of Subsidiaries[8]

11.1	Share Dealing Standard

12.1	Certifications of the Chief Executive Officer and Financial Director/Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certifications of the Chief Executive Officer and Financial Director/Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of KPMG LLP

17.1	Subsidiary Guarantors and Issuers of Guaranteed Securities

97.1	Recovery Policy

101
The following financial information from Unilever PLC’s Annual Report on Form 20-F for the fiscal year ended December
31, 2024, formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) consolidated income statement for the years ended December 31, 2024, 2023 and 2022, (ii) consolidated statement of comprehensive income for the years ended 31 December 2024, 2023 and 2022, (iii) consolidated statement of changes in equity for the year ended 31
December 2024, 2023 and 2022, (iv) consolidated balance sheet as of December 31, 2024 and 2023, (vi) consolidated cash flow statement for the years ended December 31, 2024, 2023 and 2022, and (vii) notes to the consolidated financial statements.

104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101).
Certain instruments which define rights of holders of long-term debt of the Company and its subsidiaries are not being filed because the total amount of securities authorized under each such instrument does not exceed 10% of the total consolidated assets of the Company and its subsidiaries. The Company and its subsidiaries hereby agree to furnish a copy of each such instrument to the Securities and Exchange
Commission upon request.

1	Incorporated by reference to Exhibit 1.1 of Form 20-F (File No: 001-04546) filed with the SEC on March 9, 2022.

2	Incorporated by reference to Exhibit 4(A) of Form F-3 (File No: 333-273447) filed with the SEC on July 26, 2023.

3	Incorporated by reference to Exhibit 99(A) of Form F-6 (File No: 333-196985) filed with the SEC on June 24, 2014.

4	Incorporated by reference to Exhibit 2.5 of Form 20-F (File No: 001-04546) filed with the SEC on March 9, 2020.

5	Incorporated by reference to Exhibit 99.1 of Form S-8 (File No: 333-185299) filed with the SEC on December 12, 2022.

6	Incorporated by reference to Exhibit 4.7 of Form 20-F (File No: 001-04546) filed with the SEC on March 9, 2022

7	Incorporated by reference to Exhibit 4.9 of Form 20-F (File No: 001-04546) filed with the SEC on February 28, 2018.

8	The required information is set forth on pages 200 to 209 of the Annual Report on Form 20-F 2024.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

Unilever PLC.
(Registrant)

/s/ M.Varsellona
M.Varsellona,
Chief Legal Officer and Group Secretary
Date: 13 March 2025