Form 20-F
period 2025-12-31
UNILEVER PLC
filed 2026-03-12
CIK 217410

Disclaimer
This is a PDF version of the Annual Report on Form 20-F 2025 and is an exact copy of the document filed with the SEC at www.sec.gov.
The Annual Report and Accounts 2025 was also filed with the National Storage Mechanism and the Dutch Authority for the Financial Markets in European Single Electronic Format, including a human-readable XHTML version of the Annual Report and Accounts 2025 (the ESEF Format).
The Annual Report and Accounts 2025 in ESEF Format is also available on Unilever’s website at
www.unilever.com. Only the Annual Report and Accounts 2025 in ESEF Format is the official version of the annual report for purposes of the ESEF Regulation.
Certain sections of the Annual Report on Form 20-F 2025 have been audited. These are on pages 128 to 183.
The maintenance and integrity of the Unilever website is the responsibility of Unilever PLC; the work carried out by the auditors does not involve consideration of these matters. Accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially placed on the website.
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
The information is given as of the dates specified, is not updated, and any forward-looking statements are made subject to the reservations specified in the cautionary statement on the inside back cover of the Annual Report on Form 20-F 2025.
Unilever accepts no responsibility for any information on other websites that may be accessed from this site by hyperlinks.

closeup

Surf

Knorr

Rexona

DIRT IS GOOD

HOURGLASS

Dove

sunsilk

LIQUID I.V.

NUTRAFOL

Cif

HELLMANN'S
EST. 1913

Vaseline

K18
BIOMIMETIC HAIRSCIENCE

AXE

Unilever

dermalogica

Desire
at Scale
Unilever Annual Report
on Form 20-F 2025
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025
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

ENGLAND

(Jurisdiction of incorporation or organization)
100 Victoria Embankment, London EC4Y 0DY, England
(Address of principal executive offices)
Prakash Kakkad, Chief Legal Officer and Group Company Secretary
Tel: +44 7979 968531, Email: prakash.kakkad@unilever.com
100 Victoria Embankment, London EC4Y 0DY, UK
(Name, Telephone Number, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, nominal value of 3 1/2 pence per share	ULVR	New York Stock Exchange*
American Depositary Shares (evidenced by Depositary Receipts) each representing one ordinary share of the nominal amount of 3 1/2 pence each	UL	New York Stock Exchange
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
4.824% Notes due 2035
2.625% Notes due 2051
5.600% Notes due 2097

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
The total number of outstanding shares of the issuer’s capital stock at the close of the period covered by the annual report was:
2,181,005,247.
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
Yes ☒        No☐
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
Yes ☐      No ☐
Cautionary Statement
This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation
Reform Act of 1995, concerning the financial condition, results of operations and businesses of the Unilever Group (the ‘Group’). All statements other than statements of historical fact are, or may deemed to be, forward-looking statements. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’,
‘ambition’, ‘target’, ‘goal’, ‘plan’, ‘potential’, ‘work towards’, ‘may’, ‘milestone’, ‘objectives’, ‘outlook’, ‘probably’, ‘project’, ‘risk’, ‘seek’, ‘continue’, ‘projected’, ‘estimate’,
‘achieve’ or the negative of these terms, and other similar expressions of future performance or results and their negatives, are intended to identify such forward-
looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding the Group’s emissions reduction and other sustainability-related targets and other climate and sustainability matters (including actions, potential impacts and risks and opportunities associated therewith), the
Group‘s ability to rewire our organisation for AI and the digital world, to deliver profit growth in line with our top-third total shareholder return ambition, to respond to channel shifts and pricing and other competitive pressures, and to maintain effectiveness of our cash management programmes and our liquidity, our plans with respect to the retained TMICC stake, the Group‘s ability to focus on building Desire at Scale and Play to Win culture. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Group (including during management presentations) in connection with this document. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements.
Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Group’s control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from those expressed in the forward-looking statements included in this document are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; the effect of climate change on Unilever’s business; Unilever’s ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in Unilever’s supply chain and distribution;
increases or volatility in the cost of raw materials and commodities; the production of safe and high-quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic and financial risks; social and political risks and natural disasters; failure to meet high and ethical standards; and managing regulatory, legal matters and practices with regard to the interpretation and application thereof and emerging and developing
ESG reporting standards, including differences in implementation of climate and sustainability policies in the regions where the Group operates. Also see ’Our
Principal Risks’ on pages 31 to 37 for additional risks and further discussion.
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
Such non-GAAP financial measures are defined in ’Additional financial disclosures’ and a reconciliation of these measures to their most directly comparable GAAP financial measures is included within ’Additional financial disclosures’. See pages 39 to 46.
Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam, and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2025.
This document is not prepared in accordance with US GAAP and should not therefore be relied upon by readers as such.
In addition, a printed copy of the Annual Report on Form 20-F 2025 is available, free of charge, upon request to Unilever, Investor Relations Department, 100 Victoria
Embankment, London EC4Y 0DY, United Kingdom.
This document comprises regulated information within the meaning of Sections 1:1 and 5:25c of the Act on Financial Supervision (‘Wet op het financieel toezicht
(Wft)’) in the Netherlands.
The brand names shown in this report are trademarks owned by or licensed to companies within the Group.
References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, the Unilever Annual Report on Form 20-F 2025.

In this report

STRATEGIC REPORT
About Unilever
2	Unilever at a Glance
4	Our Strategy
Review of the Year
6	Chair’s Statement
8	Chief Executive Officer’s Statement
10	Unilever Group Financial Review
14	Financial Performance
16	Our People & Organisation
17	Business Group Review
29	Sustainability Review
30	Non-Financial Performance
Our Principal Risks
31	Risk Management Approach
32	Principal Risks
38	Viability Statement
Our Performance
39	Additional Financial Disclosures
47	Additional Non-Financial Disclosures

GOVERNANCE REPORT
50	Governance Report Overview
52	Board of Directors
54	Unilever Leadership Executive (ULE)
56	Operation of the Board
62	Additional Information
65	Report of the Nominating and Corporate Governance Committee
70	Report of the Audit Committee
75	Report of the Corporate Responsibility Committee
78	Directors’ Remuneration Report

FINANCIAL STATEMENTS
110	Statement of Directors’ Responsibilities
111	Report of Independent Registered Public Accounting Firm
128	Consolidated Financial Statements Unilever Group
133	Notes to the Consolidated Financial Statements
192	Group Companies
201	Shareholder Information – Financial Calendar
202	Additional Information for US Listing Purposes

ONLINE

You can find more information about Unilever online
at www.unilever.com.
The Unilever Annual Report on Form 20-F 2025
(including the Additional Information for US Listing
Purposes) along with other relevant documents can
be downloaded at www.unilever.com/investors/
annual-report-and-accounts.
References to information on websites in this document
are included as an aid to their location and such
information is not incorporated in, and does not form
part of this document. Any website URL is included as
text only and is not an active link.

Unilever Ice Cream Demerger
Unless otherwise stated, all figures are presented on a continuing operations basis. For Unilever, this comprises of four
Business Groups: Beauty & Wellbeing, Personal Care, Home Care and Foods. Comparative figures have been re-
presented to reflect the demerger of the Ice Cream business.

x
crumbl
Limited Edition
Dove
Strawberry
Crumb Cake
hand wash
x
crumbl
Limited Edition
Dove
Confetti
Cake
nourishing
body wash
72h deodorant
x
crumbl
Dove
Lemon
Glaze

Perform and transform
Consumers are demanding more than ever from brands. At the same time, technology is rapidly reshaping choice and raising expectations.
Our overriding priority in this fast-changing environment is to accelerate
Unilever’s transformation and deliver our value creation ambitions.
We now have a clear strategic framework to drive the transformational shifts needed: realising our Desire at Scale model to elevate the offering of our brands and execute flawlessly in market; creating a high-performance, Play to Win culture; and building a faster, simpler and technology-enabled organisation
Fit for the AI Age.
In 2025, we accelerated volume growth and gross margin expansion for reinvestment, delivering on our value creation plan. At the same time, we continued to make progress towards our sustainability goals to protect and enhance the value of our business.
There is much to do, but the progress made and the momentum built are early evidence of our ability to both perform and transform.

2	Unilever Annual Report on Form 20-F 2025	Strategic Report

ABOUT UNILEVER

Dove
intensive
repair
SHAMPOO

Degree
WHOLE
BODY
DEO

Cif

HELLMANN'S
REAL
MAYONNAISE

Unilever at a Glance
We are a global consumer goods business with a strong category focus and differentiated capabilities.
ORGANISATION
Category-focused

€50.5bn Turnover in 2025

BEAUTY & WELLBEING

Hair Care Prestige Beauty Skin Care Wellbeing €12.8bn

PERSONAL CARE

Deodorants Oral Care Skin Cleansing €13.2bn

HOME CARE

Fabric Cleaning Fabric Enhancers Home & Hygiene €11.6bn

FOODS

Condiments Cooking Aids & Mini-Meals Unilever Food Solutions €12.9bn
We maintain rigorous focus on our top 24 markets under eight geographies, representing around 85% of our turnover. The remaining Unilever markets are organised under ’One Unilever’ (1UL) and consist of lean-resourced, small- to mid-sized markets managing their own P&L.

Global footprint

190 countries where our products are sold

Innovation-led

€836m spend on Research & Development

Household penetration

3.7bn people use Unilever products every day

Strategic Report	Unilever Annual Report on Form 20-F 2025	3

ABOUT UNILEVER

Dove
PAULA'S CHOICE SKINCARE
CLEAR
LIQUID I.V.
dermalogica
HELLMANN'S
Knorr
NUTRAFOL
sunsilk
HOURGLASS
TRESemmé
Lifebuoy
Sunlight
Horlicks
Vaseline
POND'S
OLLY
Pepsodent
LUX
AXE
DIRT IS GOOD
Domestos
NEXXUS
closeup
Radiant
Cif
K18
Rexona
Comfort
Surf

BRANDS
Power Brands

Power Brands
78% of turnover in 2025
PEOPLE
Global talent

Global talent pool	Employee satisfaction

96,000 people who work for Unilever	84% satisfied with Unilever as a place to work

VALUE FOR STAKEHOLDERS
Our business model leverages our organisational structure, deep operational know-how and industry-leading expertise to create value for:

Shareholders	Consumers	Customers
Our People	Suppliers & Partners	Planet & Society

4	Unilever Annual Report on Form 20-F 2025	Strategic Report

ABOUT UNILEVER
Our Strategy
The fundamental shifts and priorities to deliver Unilever’s
financial ambitions.

OUR VALUE CREATION AMBITION
DELIVER ABSOLUTE PROFIT GROWTH IN LINE WITH TOP 1/3 TOTAL SHAREHOLDER RETURN
Driven by:

Volume Growth	Gross Margin Expansion

3 FUNDAMENTAL SHIFTS
We are accelerating Unilever’s transformation in three key ways:
Brands

Desire at Scale	SASSY brands Elevating brands through Science, Aesthetics, Sensorials, being Shared by others, Young- spirited and relevant in culture.	Frontline machine Delivering execution excellence through marketing and sales across all consumer and customer touchpoints.
People

Play to Win	Winning culture Building a culture where our people Play to Win and where performance is rewarded.	Uncompromising on talent Attracting, accelerating and developing the best talent in value-driving roles.
Organisation

Fit for AI Age	AI & technology Powering creativity, growth and margin expansion throughout our business.	Productivity & simplicity Rewiring our organisation to be simpler, faster and more agile.

Strategic Report	Unilever Annual Report on Form 20-F 2025	5

ABOUT UNILEVER

7 STRATEGIC GROWTH PRIORITIES
We are sharpening our focus on seven strategic growth opportunities to support long-term value creation:

Categories
Beauty

Wellbeing

Personal Care

Proposition
Premium
Channels
Digital Commerce

Geographies
United States

India

UNDERPINNED BY

SUSTAINABILITY Protecting and enhancing the value of our business through innovation, operational efficiency and long-term resilience.

Climate	Nature	Plastics	Livelihoods

6	Unilever Annual Report on Form 20-F 2025	Strategic Report

REVIEW OF THE YEAR
Chair’s Statement
Many of the building blocks
are now in place. We have
the resources, plans and
teams necessary to take our
performance to the next level.
Ian Meakins
Chair
INTRODUCTION
2025 was a decent year for Unilever. Although we have much still to do to fulfil our potential, we achieved a lot. We drove further efficiencies in the organisation through our wide-ranging
productivity programme. We also sharpened and strengthened the portfolio with the successful demerger of the Ice Cream business as well as through some bolt-on acquisitions and the disposal of several non-core brands.
These projects were executed with skill, speed and professionalism, demonstrating that when we all work with focus and discipline, we can deliver ambitious objectives, on time and in full. Moreover, with these now complete, we can focus more aggressively on building our brands faster, which – together with our people – must be the beating heart of the business. In the case of the demerger of the Ice Cream business,
The Magnum Ice Cream Company (TMICC) has made a solid start as a standalone company. Since the demerger, the Unilever share price has risen 11.6% and TMICC is also up, 1.3%, contributing in
combination to an increase of over €16 billion in shareholder value, as at 2 March 2026. We have retained a minority stake of 19.85% in
TMICC and are confident in that it will thrive as a pure-play global Ice
Cream business.

Strategic Report	Unilever Annual Report on Form 20-F 2025	7

REVIEW OF THE YEAR
Critically, 2025 saw growth improve during the year, but we still need to accelerate the execution of our strategy to perform consistently at the highest level. In Latin America, for example, which had a disappointing year, we have had to take corrective pricing action and adjust our format mix in key categories to get the business back on track. Overall, however, the company is moving in the right direction. Volume growth from our Power Brands is a key priority, and by focusing our teams on strengthening brand equities and improving the quality of execution, our new Chief Executive Officer, Fernando Fernandez, and our
recently appointed Chief Financial Officer, Srinivas Phatak, are off to a
good start, together with our Unilever Leadership Executive (ULE)
colleagues.
RESULTS AND PERFORMANCE
All figures quoted for 2025 exclude the Ice Cream business. Turnover for the year was €50.5 billion, down 3.8% versus the previous year due to significant currency headwinds. Excluding the impact of currency, turnover was up 2.3%, driven by underlying sales growth of 3.5% – a solid performance given slower market conditions. Operating profit was
€9.0 billion, or €10.1 billion on an underlying basis. The company delivered free cash flow of €5.9 billion, representing 100% cash conversion. Underlying earnings per share (EPS) rose 0.7% to €3.08, as sales growth, margin expansion and the share buyback more than offset currency headwinds. Diluted EPS was up 6.2% to €2.59.
We returned €6.0 billion to shareholders in 2025, comprising €4.5 billion in dividends and €1.5 billion in share buybacks. We have announced a further share buyback of €1.5 billion in 2026, reflecting the strength of our balance sheet.
Our total shareholder return (TSR) has improved significantly versus two years ago, supported by our improved execution and clearer strategic focus. We are up 26.8% over that time and have performed very well against our peers (with the peer average TSR down 8%).
However, in the five years leading up to the end of 2023, our returns significantly underperformed versus peers. Clearly, going forward,
Fernando, the ULE and the Board are all determined to meet our ambition of being in the top third of our peer group, as measured by
TSR, on a consistent basis. As we continue to execute our plans better and faster, I am confident we can achieve great returns for our shareholders.
STRATEGY
The execution of our strategy improved in 2025, but we have a long way to go to be a consistently outperforming company in our sector.
We have a very clear and focused set of strategic priorities to improve our performance for the long term (see pages 4 and 5). Encouragingly, some Power Brands in our largest geographies are performing
strongly. The task now is to achieve consistent high performance across all our key market and brand combinations.
Many of our brands are benefiting from the embedding of
more science-based, premium innovations, as well as from the adoption of new, social-first models for reaching and engaging with consumers. This Desire at Scale approach is being led by brands like
Dove and Vaseline, both of which grew strongly in 2025. We have similar examples of great performance when it comes to sales execution in our largest geographies. Last year, in the US, our biggest market, we recovered much of the market share lost over recent years and improved profitability. Encouragingly, we were ranked second overall among suppliers in the prestigious Advantage Group Survey of retailers. We were ranked number one in Foods and number one in
Personal Care in the same survey. So, we know what best-in-class execution looks like.
Our challenge now is to replicate these examples of great performance more widely and consistently across all our brands and categories, and to do so at speed. Our aim is to deliver market share gains and healthy profit growth that support attractive returns for our shareholders.
BOARD AND GOVERNANCE
Last year, we welcomed Benoît Potier and Zoe Yujnovich to the Board, both of whom have already made important contributions as Non-
Executive Directors. We were also very pleased to announce the appointment of Belén Garijo López as a Non-Executive Director, which we expect to take effect during 2027.
We are very grateful to Susan Kilsby, who stepped into the role of Vice
Chair and Senior Independent Director at the 2025 AGM, and who has
also taken on the role of Chair of the Remuneration Committee.
An external evaluation of the effectiveness of the Board and its
Committees was conducted in 2025. The overall findings for the Board were positive, with a strong level of satisfaction reported among Board members. As in previous years, individual Non-Executives took the opportunity to deepen their understanding of the business by visiting key markets, including the US and India. A group of Directors also visited one of the company’s global R&D centres at Port Sunlight in the
UK to see how leading-edge science and technology is being used to elevate the quality of our brands and innovations. Other details of the
Board’s activities in 2025, including engagement with stakeholders, are set out on pages 58 to 61 of this report.
Over the last year, we have consulted widely with our largest shareholders on how to ensure our remuneration policy best supports the company’s growth ambition, in the context of a highly competitive global talent market. To that end, we will be putting forward proposals at the 2026 AGM which give greater weight to the variable elements of reward. We are also re-committing to our Performance Share Plan
(PSP) as the most effective long-term incentive structure for driving a high-performance culture and long-term growth for shareholders.
LOOKING AHEAD
Sustainable growth is key and, to that end, we have previously set out a multi-year guidance range of 4% to 6% underlying sales growth, underpinned by at least 2% volume growth. This will come from great execution of the clear strategic priorities that Fernando, the ULE and the Board have agreed on. These include building a brand portfolio for the future with more Beauty, Wellbeing, and Personal Care, prioritising premium segments and digital commerce, and anchoring our growth in the US and India.
A lot of work has been done over recent years to improve the portfolio, allocate resource to the highest growth opportunities and improve the effectiveness of our brand plans, based on the principles of
Unmissable Brand Superiority (UBS). We have also invested to step up our R&D programmes, the productivity of our organisation and the calibre of our leadership.
Hence, many of the building blocks for faster volume-driven, underlying sales growth are now in place. We have the resources, the plans and the teams necessary to take our performance to the next level.
Lastly, I would like to thank everyone at Unilever for the considerable progress made in 2025. The market conditions were not helpful, but we still delivered a good performance. The Board is looking forward to supporting all our teams in 2026 and over the longer term, as we look to meet our value creation ambition of being a consistently great company with volume growth, positive mix and gross margin
expansion driving top-third TSR.
Ian Meakins
Chair

8	Unilever Annual Report on Form 20-F 2025	Strategic Report

REVIEW OF THE YEAR
Chief Executive Officer’s Statement
In 2025, we became a simpler,
sharper and faster Unilever.
We are moving at speed to build
a business that drives Desire at
Scale in our brands and execution
excellence across all channels.
Fernando Fernandez
Chief Executive Officer

Strategic Report	Unilever Annual Report on Form 20-F 2025	9

REVIEW OF THE YEAR
PERFORM AND TRANSFORM
When I became CEO in March 2025, I made clear that one of
my overriding priorities was to ensure that in a fast-changing environment, Unilever was able to both perform and transform.
Too often in the past, we have achieved one at the expense of the other.
Areas of excellence have sat alongside areas of more average performance. Hence, one of the most encouraging aspects of our progress in 2025 was the demonstration of our ability to perform while transforming.
The progress on transformation was clear.
■We reshaped our portfolio through the successful demerger of the
Ice Cream business (now operating as The Magnum Ice Cream
Company) – a highly complex but well-executed process – which leaves us with a clearer strategic and capital allocation focus.
■We furthered the transformation of our organisational structure by ensuring each of our top 24 markets has category-dedicated sales forces, strengthening focus, expertise and accountability.
■We are transforming our approach to brands and marketing with a
Desire at Scale model that is designed to elevate every step of the consumer journey – from product development right through to the way we reach and engage with people.
■And we are in the midst of a widespread transformation to build a
Play to Win culture, where performance is rewarded and where attracting, accelerating and developing the best talent is prioritised so Unilever can perform at the levels we expect.
There is much to do to meet our ambitions but, thanks to our progress in
2025, many of the necessary transformational shifts have now been made.
Moreover, we achieved this while simultaneously delivering on our value creation plan: accelerated volume growth and gross margin expansion for reinvestment. This progress was reflected in our full-year results.
PERFORMANCE
In 2025, we became a simpler, sharper and faster company, delivering on our commitment to volume growth, positive mix and strong gross margin.
Underlying sales growth (USG) of 3.5% represented a good performance against the backdrop of slowing markets and reflected a sequential improvement in the second half of the year.
Growth was led by our Power Brands, which delivered 4.3% USG, driven by an increasingly strong innovation plan and more disciplined execution.
These brands now account for 78% of turnover, reflecting our ambition to make Unilever a simpler, more focused business. We saw improvements in key emerging markets, including Indonesia and China – which benefited from operational resets – and an improving performance in India. Our largest market, the US, continued to outperform the market. Latin America, however, had a challenging year.
In terms of profitability, we remain focused on gross margin expansion, which increased to 46.9% last year, driven by productivity initiatives, volume leverage and positive mix. This structural improvement in gross margin, alongside strong control of overheads, helped to deliver an improvement in underlying operating margin, which increased to 20.0%, while fuelling continued strong investment behind our brands.
OUR MODEL FOR SUCCESS
The progress we have made and the momentum we have built are early evidence of a clear and compelling long-term strategic framework. Our model for success is founded on making three fundamental shifts in the way we operate and in relentlessly pursuing seven growth priorities (see pages 4 and 5).
These fundamental shifts build on the transformations we have already made in three important ways.
■First, we are fully realising our Desire at Scale model for elevating the quality, relevance and reach of our brands, and for ensuring that we have a frontline marketing and sales machine capable of
delivering excellence in execution in every channel and every market. Dove in the US is a great example. Through a combination of breakthrough science, elevated sensorials and premium
aesthetics, Dove Beauty grew double-digit in the US in 2025. Dove’s performance in the US was further inspired by innovative
collaborations like Dove x Crumbl which brought new users to the brand, and by tripling the volume of creator-generated content.
■Second, we are embedding fully – and uncompromisingly
– our Play to Win approach for attracting, developing and rewarding top talent. This included updating our reward framework to drive stronger differentiation and ensure true performance is recognised.
■Third, we are accelerating our evolution into an organisation Fit for the AI Age, with a particular focus on stimulating creativity and driving growth by leveraging the most technology-advanced, AI-
enabled capabilities at our disposal. In R&D, for example, by eliminating the need for multiple physical trials, AI-powered simulations are accelerating the speed with which we can bring innovations to market.
These transformational shifts are allowing us to bring an even sharper focus to the seven biggest – and overlapping – priorities that we have identified for growing the business and creating value. As we look ahead, we will prioritise investment and resource in the following areas: our world-
leading brands and innovation platforms in Beauty, Wellbeing, and
Personal Care; the rapid expansion of digital commerce and premium offerings; and our two anchor geographies, the US and India, which are not only our largest markets, but also represent our biggest growth opportunities.
By concentrating our intellectual and financial capital behind such a clear and focused set of transformational shifts and strategic priorities, we are positioning Unilever to meet our value creation ambition. We still have a long way to go, but by enabling us to accelerate volume growth and drive gross margin expansion, we believe we can cement Unilever’s position in the top third of peer companies in the delivery of total shareholder return. At the same time, we continue to make progress towards our sustainability goals across our four key priorities: climate, nature, plastics and livelihoods.
OUTLOOK
Markets will likely remain subdued in 2026. Operating effectively in this environment will require the discipline and resilience that we have built and strengthened over recent years. Our organisation today is simpler, our cost base is leaner, and we are a more focused, agile and productive company than we have been for many years.
Looking ahead, we expect underlying growth for full-year 2026 to be within our multi-year guidance range of 4% to 6%, with at least 2% underlying volume growth. Growth is expected to be at the bottom end of the USG range, reflecting slower market conditions. We anticipate a modest improvement in underlying operating margin for the full year.
Finally, I want to thank all my Unilever colleagues – as well as our many business partners – for their hard work and dedication in 2025. It was a year characterised by significant change internally and by considerable pressures externally. Despite these challenges, we have delivered a solid set of results, fully in line with our commitments. The willingness and the ability of our teams to both perform and transform is a huge credit to them and is key to Unilever’s long-term success.
Fernando Fernandez
Chief Executive Officer

10	Unilever Annual Report on Form 20-F 2025	Strategic Report

NUTRAFOL
WOMEN'S BALANCE
HAIR GROWTH NUTRACEUTICAL*
CAPSULES

Unilever Group
Financial Review
Unilever Ice Cream Demerger
All figures are presented on a continuing operations basis. For Unilever, this comprises of four Business Groups: Beauty & Wellbeing, Personal Care, Home Care
and Foods. Comparative figures have been re-presented to reflect the demerger of the Ice Cream business.

Strategic Report	Unilever Annual Report on Form 20-F 2025	11

REVIEW OF THE YEAR
Unilever Group
Financial Review
Competitive performance
driven through a sharper
portfolio, elevated brands
and improved execution.
Srinivas Phatak
Chief Financial Officer
HIGHLIGHTS

Turnover €50.5 billion, down (3.8)%, impacted by adverse currency (5.9)% and net disposals (1.2)%. USG 3.5%, with four quarters of positive UVG.

Power Brands (78% of turnover) leading growth with USG 4.3% and UVG up 2.2%.

Strong gross margin 46.9%, up 20bps, and underlying operating margin of 20.0%, up 60bps, driven by disciplined overhead management.

Underlying earnings per share increased 0.7%; diluted EPS increased 6.2%.

100% cash conversion, with free cash flow of €5.9 billion, down €0.4 billion, primarily due to Ice Cream demerger costs.

PERFORMANCE HIGHLIGHTS

TURNOVER
2025:
€50.5bn
2024: €52.5bn	2023: €51.7bn

TURNOVER GROWTH

2025	(3.8%)

2024	1.5%

2023	(1.0%)
'0%

UNDERLYING SALES GROWTH
	USG	UVG	UPG
2025	3.5%	1.5%	2.0%

2024	4.3%	3.1%	1.2%

2023	7.7%	1.1%	6.5%
'0%

OPERATING MARGIN

2025	17.9%

2024	16.8%

2023	17.4%

UNDERLYING OPERATING MARGIN

2025	20.0%

2024	19.4%

2023	17.6%

Pages 1 to 46 use GAAP and non-GAAP measures to explain the performance of our business. See pages 40 to 46 for further information.

12	Unilever Annual Report on Form 20-F 2025	Strategic Report

REVIEW OF THE YEAR
Group Financial Review
YEAR IN SUMMARY
In 2025, we became a more focused and agile Unilever, delivering on our commitment to volume-driven growth and strong gross margin. We generated turnover of €50.5 billion, operating profit of €9.0 billion, net profit of €6.2 billion and free cash flow of €5.9 billion.
GROWTH
Turnover was down (3.8)% versus the prior year. Underlying
sales growth contributed 3.5%, offset by a significant currency impact of (5.9)% and (1.2)% from disposals, net of acquisitions. The currency impact was primarily driven by Latin American currencies, the Indian rupee, the US dollar and the Turkish lira, all depreciating against the euro.
Underlying sales growth of 3.5% comprised 1.5% volume
and 2.0% price. We have now achieved 12 consecutive quarters of underlying volume growth. All Business Groups delivered positive volume growth in 2025. Power Brands contributed 78% of turnover and performed strongly, with underlying sales growth of 4.3% and volume growth of 2.2%.
Beauty & Wellbeing grew underlying sales by 4.3%, with volume growth of 2.2%, led by double-digit growth in Wellbeing, Dove and
Vaseline. Personal Care grew underlying sales by 4.7%, with 3.6%
price growth, supported by market share gains, premium innovations and commodity-driven price increases. Home Care increased
underlying sales by 2.6%, led by 2.2% volume growth as a result of strong execution across key regions. Foods grew underlying sales by
2.5%, driven by emerging markets and volume growth of 0.8%,
reflecting our disciplined execution in declining developed markets.
Developed markets, which represented 41% of Group turnover,
delivered above-market underlying sales growth of 3.6%. Underlying volume growth of 2.6%, driven by North America, with underlying sales growth of 5.3%, reflected the benefits of the multi-year transformation of our portfolio towards Beauty & Wellbeing and Personal Care.
Europe, with underlying sales growth of 1.5%, saw strong volume growth in Home Care, supported by the further roll-out of Wonder
Wash and other premium innovations, but this was partially offset by a decline in Foods. Underlying price growth in developed markets was
0.9%.
Emerging markets, which represented 59% of Group turnover,
delivered underlying sales growth of 3.5%, led by mid-single-digit growth in Asia Pacific. India grew 4.0% underlying sales, supported by gradually improving market conditions and a competitive performance with share gains. Latin America grew 0.5% underlying sales, as pricing was largely offset by volume declines in challenging markets where performance was impacted by economic and political uncertainty.
Indonesia grew 4.0% underlying sales, and China was flat, with both seeing a return to growth in the second half following decisive actions earlier in the year to address prior-year underperformance. Africa delivered low single-digit growth, with a slight volume decline in a challenging consumer environment.
MARGIN
Operating profit of €9.0 billion increased by 2.4% versus the prior year.
This increase was driven by lower restructuring costs and reduced losses on disposals compared to the previous year.
Underlying operating profit was €10.1 billion, down 1.1%, due to an adverse currency movement that more than offset strong
operational delivery. Underlying operating margin increased by 60bps to 20.0%.
Gross margin increased by 20bps to 46.9%, driven by supply chain savings, volume leverage and positive mix. Strong execution across the value chain sustained margins despite a volatile cost and currency environment.
Brand and marketing investment (BMI) increased by 10bps to 16.1% of turnover, as we continued to invest competitively behind our brands, particularly in Beauty & Wellbeing and Personal Care. This reflects a significant step-up in BMI over the last five years, up 300bps.
Overheads improved strongly by 50bps, driven by our productivity programme. These savings more than offset inflationary pressures and stranded costs related to the demerger of our Ice Cream business.
CASH, CAPITAL ALLOCATION AND EARNINGS
We delivered strong cash conversion of 100%. Free cash flow was
€5.9 billion versus €6.3 billion in 2024, with higher taxes due to the demerger of our Ice Cream business offsetting improvements in working capital. Capital expenditure remained largely flat.
Diluted earnings per share of €2.59 were up 6.2% versus the prior year. This was driven by increased operating profit. Underlying earnings per share of €3.08 increased by 0.7%, with performance improvements almost entirely offset by an adverse currency impact of
(8.8)%.
Underlying return on invested capital remained strong at 19.0%. The slight decline versus 19.1% in 2024 reflected the fall in underlying operating profit. Average invested capital in 2025 was largely flat versus 2024.
In 2025, we returned €6.0 billion to shareholders through dividends and share buybacks. We completed the €1.5 billion share buyback programme in May. The Q4 2025 dividend was up 3% compared to Q3
2025.
PORTFOLIO RESHAPING
In 2025, we accelerated the strategic reshaping of Unilever, further focusing our portfolio on higher-growth categories, with increased exposure to Beauty & Wellbeing and Personal Care. We continue to be disciplined, with targeted bolt-on acquisitions including Dr. Squatch in
North America, Minimalist in India and Wild in western markets. We also disposed of non-core and local brands, primarily in Foods.
On 6 December 2025, we completed the demerger of our Ice Cream business, with The Magnum Ice Cream Company N.V. (TMICC) listed as a standalone, pure-play global Ice Cream business in Amsterdam,
London and New York. This created a simpler Unilever with a clearer strategic and capital allocation focus.
We have retained a minority stake of 19.85% in TMICC, which will be sold down in an orderly and considered manner to pay demerger costs and maintain capital flexibility.

Strategic Report	Unilever Annual Report on Form 20-F 2025	13

REVIEW OF THE YEAR
DISCONTINUED OPERATIONS
The results of the Ice Cream business for the period of ownership until the demerger on 6 December 2025 are included in discontinued
operations. These are not included in non-GAAP measures, including underlying earnings per share.
In 2025, our discontinued operations generated €7.7 billion turnover, with operating profit of €0.7 billion and profit after taxation on demerger of discontinued operations of €3.8 billion. Our profit after taxation on demerger of discontinued operations in 2025 reflected the gain on demerger. Cash flow from discontinued operations included an operating inflow of €0.3 billion. Investing outflow was €0.7 billion, mainly from the cash derecognised at the time of the demerger and capital expenditure.
Financing activities contributed a €3.0 billion inflow, primarily from the bond issuance completed by TMICC.
LOOKING FORWARD
Looking ahead, we will continue to focus on the three shifts that will be critical to supporting sustained outperformance in rapidly changing markets: building Desire at Scale with our brands, reinforcing a Play to
Win culture with clear accountability, and rewiring the organisation for digital and AI.
Our value creation plan is aimed at delivering absolute profit growth in line with our top-third total shareholder return ambition and is outlined below.
    VALUE CREATION PLAN 2026
DELIVER ABSOLUTE PROFIT GROWTH IN LINE WITH
TOP 1/3 TOTAL SHAREHOLDER RETURN AMBITION

GROWTH ALGORITHM

Mid-single-digit growth (USG) with UVG of at least 2%

Modest margin improvement (UOM) Fuelled by gross margin

Top 1/3 total shareholder return

CASH GENERATION
Cash conversion

Sustain ∼100% cash conversion over time
Debt

∼2x net debt/EBITDA Strong single A credit ratings
ROIC

High-teens ROIC

CAPITAL ALLOCATION
Growth & productivity

Capacity and margin expansion Brand investment
Portfolio reshaping

Bolt-on M&A No transformational M&A
Capital returns

∼60% dividend payout ratio Share buybacks with surplus cash
EBITDA is underlying earnings before interest, taxation, depreciation and amortisation; ROIC is underlying return on invested capital; UOM is underlying operating margin; USG is underlying sales growth; and
UVG is underlying volume growth. See pages 40 to 46 for further details on these measures. Dividend payout ratio is calculated as dividend per share/underlying earnings per share.

14	Unilever Annual Report on Form 20-F 2025	Strategic Report

REVIEW OF THE YEAR
Financial Performance

Unilever Group
Unilever	2025	2024	2023
Turnover	€50.5bn	€52.5bn	€51.7bn
Turnover growth	(3.8%)	1.5%	(1.0%)
Underlying sales growth	3.5%	4.3%	7.7%
Underlying volume growth	1.5%	3.1%	1.1%
Operating margin	17.9%	16.8%	17.4%
Underlying operating margin	20.0%	19.4%	17.6%
Cash flow from operating activities	€10.8bn	€10.9bn	€10.3bn
Free cash flow	€5.9bn	€6.3bn	€6.4bn
Net cash flow used in continuing investing activities	€(2.4)bn	€(0.4)bn	€(1.4)bn
Net cash flow used in continuing financing activities	€(9.9)bn	€(6.8)bn	€(7.1)bn
All figures are presented on a continuing operations basis. For Unilever, this comprises of four Business Groups: Beauty & Wellbeing, Personal Care, Home Care and Foods. Comparative
figures have been re-presented to reflect the demerger of the Ice Cream business.

Business Group
Beauty & Wellbeing	2025	2024	2023
Turnover	€12.8bn	€13.2bn	€12.5bn
Turnover growth	(2.3)%	5.5%	1.8%
Underlying sales growth	4.3%	6.5%	8.3%
Operating margin	16.2%	15.0%	17.7%
Underlying operating margin	19.2%	19.4%	18.7%

Personal Care	2025	2024	2023
Turnover	€13.2bn	€13.6bn	€13.8bn
Turnover growth	(3.4)%	(1.5)%	1.4%
Underlying sales growth	4.7%	5.2%	8.9%
Operating margin	20.5%	20.1%	21.4%
Underlying operating margin	22.6%	22.1%	20.2%

Strategic Report	Unilever Annual Report on Form 20-F 2025	15

REVIEW OF THE YEAR

Business Group continued
Home Care	2025	2024	2023
Turnover	€11.6bn	€12.3bn	€12.2bn
Turnover growth	(6.4)%	1.4%	(1.8)%
Underlying sales growth	2.6%	2.9%	5.9%
Operating margin	13.1%	12.3%	11.6%
Underlying operating margin	14.9%	14.5%	12.3%

Foods	2025	2024	2023
Turnover	€12.9bn	€13.4bn	€13.2bn
Turnover growth	(3.2)%	1.1%	(5.0)%
Underlying sales growth	2.5%	2.6%	7.7%
Operating margin	21.3%	19.5%	18.3%
Underlying operating margin	22.6%	21.3%	18.6%
Underlying sales growth, underlying volume growth, underlying operating margin and free cash flow are non-GAAP measures. For further information about these measures, and the reasons why we believe they are important for an understanding of the performance of the business, please refer to our commentary on non-GAAP measures on pages 40 to 46.

16	Unilever Annual Report on Form 20-F 2025	Strategic Report

REVIEW OF THE YEAR
Our People &
Organisation
This year, we have taken decisive
steps towards building a winning
culture to enable sustained higher
performance.
Mairéad Nayager
Chief People Officer
PLAY TO WIN
Our people, organisation, culture and brands are the foundation of everything we do and are critical to our success as a business. Play to
Win is more than a mindset – it is a strategic approach that sharpens focus, strengthens agility and drives sustained high performance.
In 2024, we launched a company-wide productivity programme to improve efficiency and competitiveness. This programme is now largely complete, and our new structure is in place. Building on this foundation, we are focusing on fewer, higher-impact priorities to lead and win in our markets.
Our People Strategy centres on:
■Winning culture – embedding the behaviours, systems and discipline to sharpen our performance edge.
■Uncompromising on talent – placing our best people in
high-value roles, building a strong leadership pipeline and
accelerating Desire at Scale.
■Next Wave Organisation – reshaping how we work to be simpler, faster, better connected in the AI Age.
Our employee engagement metrics, including UniVoice and the Culture
Index, reflect both the extent of recent changes and early signs of progress, although it is clear more work remains. Insights highlight the need for sharper priorities and streamlined processes – areas our new people and organisation plan is designed to address.
WINNING CULTURE
We are setting a new standard of performance – anchored in
our category-focused structure, new company-wide behaviours, and our enduring values of Pioneering, Respect, Integrity and
Responsibility.
Accountability and performance matter. This starts with setting clear goals, aligned with our strategic priorities. In 2025, most office‑based employees had in‑year goals, with strong participation in mid‑year reviews as coaching and feedback became more central to how we work. We have updated our reward framework to drive stronger differentiation and ensure performance is truly recognised. We will continue to improve the quality of feedback to support better outcomes across the business.
Critical to this approach are our four focus behaviours introduced in late
2024: care deeply, focus on what counts, stay three steps ahead and deliver with excellence. Employees across offices and factories have taken part in culture immersion workshops to understand what these behaviours mean in their roles.
UNCOMPROMISING ON TALENT
We want to have the best people in every role. This means attracting top talent, particularly in our strategic growth markets, as well as investing in our teams and supporting the development of future-fit skills. For example, we are building social and AI capabilities across our
Business Group-led markets, with a particular focus on marketing.
We are strengthening our succession pipeline, introducing new profile assessments and a talent accelerator programme. These initiatives will fast-track high performers into positions that deliver the greatest value, including leading our Power Brands and senior roles in priority markets.
NEXT WAVE ORGANISATION
Change is constant, and our ability to adapt at pace is critical to delivering sustainable growth. As technology advances and consumer expectations evolve, we are simplifying how we work to accelerate the adoption of AI and enable our Next Wave Organisation, so our people can focus on driving performance.
In 2025, we shifted from time-intensive, people-centred processes to solutions powered by technology and AI. These changes are helping to make Unilever’s back-end operations more efficient. For example, we have deployed chatbots as the first point of contact for most HR matters. AI-enabled workflows are streamlining supplier onboarding in our supply chain, and improving procurement competitiveness through real‑time data, faster sourcing decisions and greater efficiency across our global buying operations.
The Unilever Philippines HR team is bringing our Play to Win spirit to life through collaboration and people‑centred
performance.

Strategic Report	Unilever Annual Report on Form 20-F 2025	17

Dove
intensive
repair
DAMAGE THERAPY
SHAMPOO
BIO-PROTEIN CARE
CERAMIDES
BIO-P
works in harmony with your
hair to stop 98% of damage
Dove

Beauty &
Wellbeing
We are building the future of beauty and wellbeing
through science-led innovation and premium
experiences, unlocking new categories, new
channels and new consumer rituals.

18	Unilever Annual Report on Form 20-F 2025	Strategic Report

REVIEW OF THE YEAR
Where beauty
meets wellbeing
Our Power Brands delivered a good
performance, with many achieving
double-digit growth, supported by
science-led, premium innovation
and social-first marketing.
Leandro Barreto
Chief Marketing Officer – Unilever and Beauty & Wellbeing
ABOUT BEAUTY & WELLBEING

Our categories:
Hair Care, Prestige Beauty, Skin Care and Wellbeing
Our Power Brands:
Clear Dermalogica Dove Hourglass K18 Liquid I.V. Nexxus	Nutrafol OLLY Paula’s Choice Pond’s Sunsilk TRESemmé Vaseline

PERFORMANCE HIGHLIGHTS

TURNOVER
2025:
€12.8bn
2024: €13.2bn	2023: €12.5bn

TURNOVER GROWTH

2025	(2.3%)

2024	5.5%

2023	1.8%
'0%

UNDERLYING SALES GROWTH
	USG	UVG	UPG
2025	4.3%	2.2%	2.1%

2024	6.5%	5.1%	1.3%

2023	8.3%	4.4%	3.8%
'0%

OPERATING MARGIN

2025	16.2%

2024	15.0%

2023	17.7%

UNDERLYING OPERATING MARGIN

2025	19.2%

2024	19.4%

2023	18.7%

Pages 1 to 46 use GAAP and non-GAAP measures to explain the performance of our business. See pages 40 to 46 for further information.

Strategic Report	Unilever Annual Report on Form 20-F 2025	19

REVIEW OF THE YEAR
PERFORMANCE SUMMARY
In 2025, we delivered turnover of €12.8 billion, a decrease compared to the prior year, due to adverse currency movements, partially offset by volume-led growth and continued portfolio premiumisation. Underlying sales grew 4.3%, with 2.2% volume growth and 2.1% price growth. This was driven by double-digit growth in Wellbeing, Vaseline and Dove, while price execution issues subdued volume growth in the Americas.
Across categories, Hair Care was flat, with positive price offsetting volume declines. Dove delivered double-digit growth driven by the successful launch of its renovated hair care range. Meanwhile, Sunsilk and Clear were impacted by softness in several emerging markets and deliberate tail brand portfolio rationalisation. Core Skin Care grew mid-single digit, led by
Vaseline, which delivered double-digit growth for the third consecutive year.
Wellbeing grew double-digit, led by Nutrafol and Liquid I.V., while OLLY delivered high single-digit growth supported by premium gummy innovation. Prestige Beauty delivered low single-digit growth, driven by strong performances from Hourglass and K18, with Dermalogica and
Paula’s Choice returning to growth in the second half.
Operating profit increased by 5.4% to €2.1 billion, due to reductions in both losses on disposals and costs from acquisitions and disposals compared to the prior year. This was offset in part by an underlying operating profit decrease of (3.2)%. Underlying operating margin decreased by 20bps to
19.2%, as overhead savings were more than offset by increased brand and marketing investment behind Power Brands and premium innovations.
STRATEGIC PRIORITIES
Our focus is on driving volume growth by shaping new categories and consumer habits. As the boundaries between beauty and wellbeing continue to blur, we are well placed to harness this intersection by building brand desirability at scale and expanding our reach. At the same time, we are addressing gross margin through productivity improvements. We are prioritising competitive growth in key markets – such as the US and India –
while optimising investment and profitability. We continue to evolve our portfolio, for example through Hindustan Unilever’s acquisition of the premium, actives-led beauty brand Minimalist.
INNOVATION-LED PREMIUMISATION
Innovation grounded in scientific expertise continues to shape our portfolio.
We are focusing on scalable, multi-year innovations and leveraging leading-edge bioscience. This approach is reflected in Dove’s renovated hair care range, developed using Bio-Protein Care technology to replenish amino acids lost to damage. The roll-out focused on executional excellence across online channels and in-store activations in eight markets, including the US, India and Brazil – three of our biggest hair care markets. Early results are very positive, with turnover increasing post-launch.
Our Prestige portfolio also benefited from new innovations and breakthroughs. K18’s biggest launch of 2025 was HeatBounce,
featuring resilicore heat-shielding technology. The formula penetrates deeply, offering strong protection and withstanding extreme
temperatures, helping to maintain better colour vibrancy and overall hair health. The multi‑channel launch – from salon takeovers to in‑store activations, stylist events and influencer partnerships –
delivered initial sales ahead of forecast. HeatBounce became a bestselling leave-in conditioner in a leading beauty retailer across numerous markets.
Expanding into new formats, segments and markets remains
an important growth driver for Beauty & Wellbeing. Liquid I.V.’s multi-
year innovations continue to fuel growth. This year, the brand launched in India with locally tailored flavours and also introduced its sugar-free range into three markets, including China. First launched in the US in
2023, this variant continues to perform strongly, with further markets planned for 2026. The brand also introduced a new sugar-free energy line with natural caffeine, which launched successfully in the US.
Large-scale Amazon promotions through Prime and Alexa have helped to raise brand awareness.
FRONTLINE EXECUTION
We are transforming how we engage with consumers by prioritising social-first marketing. Vaseline illustrates this strategic shift with the
#VaselineVerified campaign, which tapped into millions of consumer-
generated “hacks” shared across social channels and then validated them through lab testing by Unilever scientists. By embracing influencers as co-creators, the campaign engaged with Gen Z, delivered an uplift in sales and earned recognition at the Cannes Lions Festival, including the prestigious Titanium Lion award.
To accelerate this social-first approach, we are investing in digital technologies. We launched the Beauty AI studio in partnership with a leading technology provider to drive content at scale and improve asset creation in key markets. This was underpinned by Unilever’s Brand DNAi –
our global AI brand governance framework. This has sped up our marketing production, reduced execution costs and increased our responsiveness to social media trends. We are also upskilling our teams and building capabilities in this area.
Beyond our marketing shift, we are strengthening our sales operations through Unilever’s Perfect Store programme, which enhances shopper experience and sales execution at scale. It is now live in key countries, with deployment planned in 2026.
We are also creating growth opportunities through partnerships that reinforce our position in wellbeing. In 2025, Nutrafol strengthened its
US presence with a retail expansion into Ulta Beauty, the country’s largest beauty retailer, and entered its first multi-year partnership with
Major League Baseball (MLB) as its Official Hair Growth Partner. The
brand, which was acquired in 2022, continues to serve as a blueprint for category growth. Its science-led, community-driven model has helped to destigmatise hair thinning. It is the number-one
dermatologist-recommended hair growth supplement brand in the US, with turnover having tripled since acquisition.
PRODUCTIVITY AND SIMPLIFICATION
We are building a segmented supply chain to accelerate our growth in premium products and unlock cost efficiencies, including completing the in-housing of around half of Liquid I.V.’s production. We have a number of regional transformation projects underway, with cost savings expected to materialise over the next two years. These initiatives include simplification, with SKUs reduced by over 30% since early 2024. They also include vertical integration of key materials and network optimisation to reduce warehouse and logistics costs while better serving channel‑specific needs.
We are building capacity and capability to drive portfolio premiumisation, including by establishing more than ten agile production lines for innovations such as Dove’s renovated hair care range. This year, we announced the closure of REN and the divestment of Kate Somerville.
Nutrafol is a blueprint for category growth, with turnover tripling since its 2022 acquisition.

20	Unilever Annual Report on Form 20-F 2025	Strategic Report

NEW! GOES ON CLEAN
Degree
FOR WOMEN
WHOLE
BODY
DEO
ROSE & WATERLILY
Aluminum Free
72H Odor Control

Personal
Care
We are market-makers and category-shapers
with culturally relevant brands that inspire desire
and confidence in whole-body self-care.

Strategic Report	Unilever Annual Report on Form 20-F 2025	21

REVIEW OF THE YEAR
Premiumising
Personal Care
We drove strong growth in hard
currency, delivered through our
Power Brand premiumisation and
category-disrupting innovation.
Fabian Garcia
Business Group President, Personal Care
ABOUT PERSONAL CARE

Our categories:
Deodorants, Oral Care and Skin Cleansing
Our Power Brands:
Axe Closeup Dove Lifebuoy	Lux Pepsodent Rexona

PERFORMANCE HIGHLIGHTS

TURNOVER
2025:
€13.2bn
2024: €13.6bn	2023: €13.8bn

TURNOVER GROWTH

2025	(3.4%)

2024	(1.5%)

2023	1.4%
'0%

UNDERLYING SALES GROWTH
	USG	UVG	UPG
2025	4.7%	1.1%	3.6%

2024	5.2%	3.1%	2.1%

2023	8.9%	3.2%	5.5%
0%

OPERATING MARGIN

2025	20.5%

2024	20.1%

2023	21.4%

UNDERLYING OPERATING MARGIN

2025	22.6%

2024	22.1%

2023	20.2%

Pages 1 to 46 use GAAP and non-GAAP measures to explain the performance of our business. See pages 40 to 46 for further information.

22	Unilever Annual Report on Form 20-F 2025	Strategic Report

REVIEW OF THE YEAR
PERFORMANCE SUMMARY
In 2025, we delivered turnover of €13.2 billion, a decrease of (3.4)%
compared to the prior year, primarily due to the impact of adverse currency movements and disposals. This was offset by a 4.7%
increase in underlying sales growth, driven by 1.1% volume growth and supported mainly by premium innovation, particularly in Dove and
North America. Growth was led by our Power Brands, which accounted for 90% of turnover.
Deodorants grew low single-digit, with positive volume and price, led by strong growth in Dove. The continued success of whole-body deodorants fuelled growth, offset by a volume decline in Latin America amid softer market conditions.
Across our other categories, Skin Cleansing grew mid-single digit, driven by price and premiumisation. Dove delivered mid-single-digit growth, while Lifebuoy was flat as volume was impacted by
commodity-driven pricing. Oral Care also grew mid-single digit, supported by strong momentum in Closeup and Pepsodent following premium innovations in teeth whitening and naturals.
Operating profit decreased by (1.4)% to €2.7 billion driven by adverse currency and disposals. Underlying operating profit also decreased by
(1.4)% to €3.0 billion, while underlying operating margin increased by
50bps to 22.6%. This was driven by improvements in gross margin and overheads, partially offset by a step-up in brand investment, particularly in the US and premium segments.
STRATEGIC PRIORITIES
Our Personal Care business is transforming to meet changing
consumer expectations, moving beyond hygiene to offer premium, benefit-led experiences. Our strategy focuses on multi-year, multi-
market innovations, supported by deep insights and cutting-edge science.
We are strengthening our brands through scientific expertise and cultural relevance, bolstered by large-scale partnerships and a social-first marketing model. To capture new opportunities, we are also reshaping our portfolio and expanding through acquisitions like Dr.
Squatch and Wild, reinforcing our premiumisation and social-first approach.
INNOVATION-LED PREMIUMISATION
Consumers are increasingly seeking products that offer superior benefits and indulgent self-care experiences. We are investing in our
Power Brands to elevate everyday routines through advanced
formulations and sensorial appeal.
In Skin Cleansing, Dove’s Serum Shower Collection combines active skincare ingredients with MicroMoisture™ technology. First launched in
2024, it has delivered strong results in North America and expanded into India at the end of 2025, one of our biggest Personal Care markets.
In Deodorants, we have strengthened our category leadership with whole-body formats. Introduced in the US in 2024 under Dove and
Dove Men+Care, this year we scaled the technology across Rexona and Axe, with whole-body deodorants now in 15 markets.
We expanded our premium offer in Oral Care, launching
Closeup White Now across Asia, offering teeth whitening solutions powered by our stain-control science. The range is now available in key markets.
Innovation in fragrance continues to enhance the sensorial appeal of our brands. Axe launched new gourmand-inspired variants and limited editions, like Cherry Spritz and Sunset Fresh, featuring notes such as key lime, sage and apple. These ranges are increasingly popular with
Gen Z, with many choosing scents based on their mood. Following
Unilever’s announcement in 2024 of a €100 million investment in developing our fragrance capabilities, this year we launched Dove’s limited-edition Garden Tea Party range in the US, featuring the first fragrance crafted by our in-house team.
FRONTLINE EXECUTION
We connect with people through culturally relevant moments – sport, music and entertainment – to deepen brand engagement. Women’s football remains a significant opportunity to reach a global audience.
As Official Sponsors of UEFA Women’s EURO 2025™, we launched a multi-brand campaign with Dove, Rexona and Axe activating across
Europe, featuring 360° touchpoints.
We are also transforming how we create and deliver content to consumers. Rexona piloted ‘The Locker Room’, a social hub using real-
time listening and content generation, significantly increasing online engagement and laying the foundation for expansion ahead of the FIFA
World Cup 2026™, where Unilever is the Official Personal Care
Sponsor.
Beyond sport, we are reaching new audiences through brand
collaborations. The Dove x Crumbl partnership in the US drove strong engagement and rapid sales, with over half of consumers being first-
time Dove buyers. This limited-edition range is available in over 4,000
Walmart locations in North America, and was supported by in-store activations at launch. Dove also introduced its first creator-led initiative,
#ShareTheFirst, challenging the pressure of digital perfection and built entirely on unfiltered user-generated content.
We continued to advance our digital content supply chain with the launch of our Personal Care AI Studio. By harnessing integrated digital and automation tools, the Studio is significantly improving the speed of asset creation through more efficient production processes. Now live in four markets, it will continue to scale, with further roll-outs planned for
2026.
PRODUCTIVITY AND SIMPLIFICATION
To support a more premium, higher-margin portfolio, we have stepped up investment in capacity and capabilities across our supply chain. Our product mix is now significantly simplified, more global, and centred on our Power Brands. We have streamlined our brands and, since 2022, reduced our number of SKUs by over 20%, unlocking operational efficiency.
Beyond our portfolio, we are embedding AI-powered tools to drive productivity and simplification. Over the past year, we have deployed a range of digital solutions across our value chain, delivering greater speed and precision. For example, in R&D,
AI-powered simulations have eliminated the need for multiple physical trials, accelerating innovation timescales.
We are strengthening our deodorant category leadership with
whole-body formats, scaling the technology in 2025.

Strategic Report	Unilever Annual Report on Form 20-F 2025	23
Home
Care
We are shaping the future of home care through
science-led innovation and sensorial experiences,
to make everyday household chores easier and
more enjoyable.

24	Unilever Annual Report on Form 20-F 2025	Strategic Report

REVIEW OF THE YEAR
A brighter way
to clean
While we accelerated volume
growth in challenging market
conditions, we continue to focus
on stepping up performance in
some of our key countries.
Eduardo Campanella
Business Group President, Home Care
ABOUT HOME CARE

Our categories:
Fabric Cleaning, Fabric Enhancers and Home & Hygiene
Our Power Brands:
Cif Comfort Dirt Is Good Domestos	Radiant Sunlight Surf

PERFORMANCE HIGHLIGHTS

TURNOVER
2025:
€11.6bn
2024: €12.3bn	2023: €12.2bn

TURNOVER GROWTH

2025	(6.4%)

2024	1.4%

2023	(1.8)%
'0%

UNDERLYING SALES GROWTH
	USG	UVG	UPG
2025	2.6%	2.2%	0.4%

2024	2.9%	4.0%	(1.1)%

2023	5.9%	(0.9)%	6.8%
'0%

OPERATING MARGIN

2025	13.1%

2024	12.3%

2023	11.6%

UNDERLYING OPERATING MARGIN

2025	14.9%

2024	14.5%

2023	12.3%

Pages 1 to 46 use GAAP and non-GAAP measures to explain the performance of our business. See pages 40 to 46 for further information.

Strategic Report	Unilever Annual Report on Form 20-F 2025	25

REVIEW OF THE YEAR
PERFORMANCE SUMMARY
In 2025, we delivered turnover of €11.6 billion, driven by strong execution across key regions and the continued scaling of our multi-year innovations.
Turnover was impacted by adverse currency movements of (7.1)% and disposals, meaning a decline of (6.4)%. On an underlying basis, our sales growth was 2.6%, driven by strong volume growth of 2.2%, which accelerated to 4.0% in the fourth quarter. Performance was led by our
Power Brands, accounting for 82% of turnover.
Europe delivered another strong year supported by premium innovations and excellent in-store execution. In emerging markets, performance stepped up sequentially throughout the year, with Indonesia and Vietnam returning to growth in the second half. Brazil faced a challenging year amid softer market conditions and price corrections, but returned to growth in the fourth quarter. South Africa delivered a weaker performance amid a competitive market environment.
In our largest category, Fabric Cleaning, we continued to shift our portfolio to future formats such as liquid detergents, delivering double-digit growth.
Wonder Wash maintained its strong momentum and scaled to 22
additional markets. Overall, the category was flat, with volume impacted by declines in our powders portfolio in Brazil and South Africa. Home &
Hygiene grew mid-single digit, led by Domestos and Cif, supported by premium innovations such as Infinite Clean. Fabric Enhancers grew high single-digit, led by volume, with Comfort benefiting from premium formats and fragrance-led innovations such as boosters.
Operating profit decreased by (0.6)% to €1.5 billion, due to an underlying operating profit decrease of (3.8%), offset in part by lower non-underlying items compared to the prior year. Underlying operating margin increased by 40bps to 14.9%, driven by improved overheads and disciplined brand and marketing investment, partly offset by a modest decline in gross margin.
STRATEGIC PRIORITIES
Our strategy is focused on product innovations that deliver
superior performance, create new experiences and offer greater convenience for consumers, particularly in high-growth categories such as liquid detergents and household cleaning.
Our multi-year innovations are informed by deep consumer insights into household cleaning trends and unmet needs. This approach is opening up new category opportunities, accelerating the pace of major launches and delivering sustained growth for Unilever.
INNOVATION-LED PREMIUMISATION
We use our science-based expertise to launch and scale innovations that shape our categories. By introducing smarter ingredients, improved packaging and premium fragrances, we are creating a more rewarding experience for consumers.
In response to shifting laundry habits, we introduced Wonder Wash under
Dirt Is Good in 2024, designed for short, cold cycles to meet evolving consumer needs. This category-defining innovation has now been scaled to 30 markets, including two of our largest, India and Brazil.
To address rising consumer demand for convenient and longer-lasting cleaning solutions, we launched Cif Infinite Clean in 2025. This multi-
purpose, reloadable spray uses probiotic technology to break down dirt, with probiotics remaining effective for up to 72 hours after application. To support the formulation’s performance, Cif Infinite Clean’s premium packaging features mist technology for even surface coverage. So far, we have rolled out the product across five European markets, including France and the UK, with strong early results. Our investment in probiotic cleaning technology extends beyond Cif, with Wipol in Indonesia, Sunlight in
Vietnam and Vim in India now offering the technology in various products.
FRONTLINE EXECUTION
By leveraging sports partnerships, our brands continue to show up where performance meets culture, enabling us to tap into wide-reaching, authentic consumer conversations. In 2025, we continued working with, among others, Usain Bolt, the Argentinian Football Association and Arsenal
Football Club – boosting brand relevancy and deepening consumer connection.
This approach led to successful brand campaigns such as “It’s Part of the
Game” with Arsenal Women’s team and Dirt Is Good helping to break the stigma around period blood in sport. Surf Excel also partnered with the ICC
Women’s Cricket World Cup, creating a viral moment when Jemimah
Rodrigues’ dirt-stained jersey became a celebration of its “Dirt Is Good”
philosophy, with the suggestion: “Don’t clean it. Frame it.”
These campaigns are executed through a social-first marketing approach that prioritises real-time engagement, creator-led content and cultural connection. To accelerate this, we are embedding AI-powered design capabilities into brand teams via Sketch Pro – our in-house studio that speeds up asset production and enables storytelling designed for social platforms.
We continue to deliver executional excellence offline. We have stepped up partnerships with our customers to drive growth through category-
expanding innovations and large-scale brand activations. As a result, we were recognised in 81% of our markets as best-in-class by the 2025
Advantage Group Survey, driven by strong in-store execution, joint business planning and category growth.
PRODUCTIVITY AND SIMPLIFICATION
Our Home Care supply chain continues to undergo a major transformation to deliver cost savings. This is supported by initiatives such as a €150 million investment across Europe. Launched in 2023 and continuing through 2026, the programme is focused on driving efficiencies and unlocking growth. In emerging markets such as Brazil and India, we are investing in enhanced production for our future growth formats, including liquid detergents.
To advance this transformation, we are leveraging AI to innovate faster and accelerate our speed to market. These include predictive maintenance, real-time demand planning, intelligent mixing systems and energy optimisation. We are also growing our Home Care sites that are part of
Unilever’s digital twin network, a replica of our factories that enables continuous production monitoring, analysis and simulation of changes before implementation. At our Haldia site in India, for example, this is helping to optimise processes and deliver cost and energy savings.
Another area of focus is vertical integration and direct-to-customer dispatch models. For example, by producing key materials like surfactants and designing fragrances in-house, we are improving supply resilience and securing long-term cost benefits. We are also co-locating distribution centres with factories, enabling faster, more direct deliveries to customers. This year, we opened a new distribution site in China and plan to open more in
Thailand and the UK in 2026.
We use our science-based expertise to launch and scale
category-shaping innovations, such as Wonder Wash.

26	Unilever Annual Report on Form 20-F 2025	Strategic Report

HELLMANN'S
EST.1913
Per portion (14g):
428 kJ/
102 kcal
5 %*
Energy per 100g:
3034 kJ/
725 kcal
REAL
MAYONNAISE
100% free-range eggs.
65220322
404g ℮ (430ml)

Foods
We are bringing on-trend products, premium
innovations and new tastes to both home and
professional chefs around the world.

Strategic Report	Unilever Annual Report on Form 20-F 2025	27

REVIEW OF THE YEAR
On the frontier
of flavour
We delivered a solid performance
despite slow markets, driven by
innovation in our Power Brands
and by stepping up gross margin
through a simplified and
sharpened portfolio.
Heiko Schipper
Business Group President, Foods
ABOUT FOODS

Our categories:
Condiments, Cooking Aids & Mini Meals, and Unilever Food Solutions
Our Power Brands:
Hellmann’s Horlicks Knorr

PERFORMANCE HIGHLIGHTS

TURNOVER
2025:
€12.9bn
2024: €13.4bn	2023: €13.2bn

TURNOVER GROWTH

2025	(3.2%)

2024	1.1%

2023	(5.0%)
'0%

UNDERLYING SALES GROWTH
	USG	UVG	UPG
2025	2.5%	0.8%	1.7%

2024	2.6%	0.2%	2.4%

2023	7.7%	(2.2)%	10.1%
'0%

OPERATING MARGIN

2025	21.3%

2024	19.5%

2023	18.3%

UNDERLYING OPERATING MARGIN

2025	22.6%

2024	21.3%

2023	18.6%

Pages 1 to 46 use GAAP and non-GAAP measures to explain the performance of our business. See pages 40 to 46 for further information.

28	Unilever Annual Report on Form 20-F 2025	Strategic Report

REVIEW OF THE YEAR
PERFORMANCE SUMMARY
In 2025, our turnover was €12.9 billion, decreasing by (3.2)% compared to the prior year, impacted by adverse currency movements and partially offset by 2.5% underlying sales growth. This consistent and competitive underlying performance was led by emerging markets. North America grew in line with the total Business Group, while Europe remained suppressed amid softer consumer demand. Encouragingly, underlying volume growth improved to 0.8%, reflecting our disciplined execution in a slower market environment.
Cooking Aids grew low single-digit, driven primarily by price. Knorr’s softer performance in developed markets was offset by positive volume and price in emerging markets. Condiments delivered
mid-single-digit growth, with balanced volume and price, led by Hellmann’s continued momentum. The brand benefited from strong demand for its flavoured mayo range, now present in over 30 markets, and particularly good growth in emerging markets.
Unilever Food Solutions was flat, with positive volume growth in North
America. This was partially offset by declines in China, its biggest market, and Europe, reflecting weaker out-of-home consumption and ongoing macroeconomic pressures.
Operating profit increased by 5.7% to €2.7 billion, due to reduced restructuring costs compared to the prior year and an underlying operating profit increase of 2.7%. Underlying operating margin increased by 130bps to 22.6%. This was driven by improvements in gross margin and overheads, alongside disciplined brand investment as we continue to execute our focused Foods strategy.
STRATEGIC PRIORITIES
Our key focus is to continue delivering consistent growth with strong profit and cash generation. We have introduced a new Foods strategy which, now in its second year, supports this. We are streamlining and optimising our portfolio and accelerating science-led innovation built around products rooted in great taste. At the same time, we are sharpening execution across our strategic partnerships, strengthening consumer engagement and driving operational excellence.
INNOVATION-LED PREMIUMISATION
Innovation remains our primary driver of volume growth, and in 2025, we turned consumer trends into scalable, multi-year product offerings. We are embracing the appetite for new flavours and cuisines, the desire for convenient and solo cooking, and the rise of time-saving methods such as air frying.
Knorr continues to evolve its portfolio through innovation and product superiority. This approach in bouillons and seasonings fuelled particularly strong growth in the Philippines, Indonesia and the US. In addition, Knorr tapped into the growing demand for smart cooking and eating, expanding mini-meals with ready-to-heat pots inspired by trending global cuisines. In the UK and Germany, it introduced new cooking pastes – such as Sundried
Tomato & Herbs and Smoked Chilli & Lime – designed for air fryer use.
We continued to invest in the fast-growing flavour space, with our flavoured mayo range reaching €100 million across 35 markets, supported by
Hellmann’s launches like Ranch in the UK and Flamin’ Hot in Mexico.
Our approach to innovation has evolved too. We accelerated our latest product development through an AI formulation tool, significantly reducing time to market.
FRONTLINE EXECUTION
Our brands are embracing a social-first approach to connect with people in authentic, locally relevant ways. Knorr delivered its biggest social-first campaign, #UnlockYourGreenFlag, positioning cooking as a universal
‘green flag’ in the dating world. Partnering with the world’s most downloaded dating app and influencers across 29 markets, the campaign delivered content that resonated with Gen Z, driving a measurable uplift in brand preference.
Connecting with consumers at the right moments is central to our strategy.
In the US – a key market for Hellmann’s – the brand continues to leverage major sporting events as a repeatable model, celebrating the football season with its fifth Big Game activation, generating over 40 billion earned media impressions. This multi-channel campaign combined Unilever’s
‘Perfect Store’ execution across online platforms and in-store activations with bold creative designed to spark conversation ahead of the event.
Beyond in-market activations, strategic partnerships help us reach new audiences and build excitement for our brands. In Brazil, one of Hellmann’s biggest markets, the brand extended its collaboration with the National
Basketball Association (NBA). The collaboration combined cultural engagement with consumer activation and product innovation, introducing new flavours such as Barbecue, Bacon and Garlic in our convenient squeeze format. These initiatives delivered high penetration in the squeeze segment and significant sales growth among younger consumers.
We also continued to innovate at scale in the professional space through
Unilever Food Solutions (UFS). In China, its largest market, UFS launched chefs-for-chefs innovations such as Knorr Professional Seasoned Soy
Sauce to meet rising demand for richer umami and more intense soy flavours. This marks the brand’s first premium variant developed specifically for culinary professionals. Through its Future Menus initiative,
UFS works with chefs in over 50 markets to shape global food trends. This year’s focus on Asian and South American cuisines was supported by signature products such as Hellmann’s Spicy Mayo and Ancho Chipotle
Sauce, helping chefs create popular dishes like tacos and dumplings.
PRODUCTIVITY AND SIMPLIFICATION
We are transforming our factory performance by harnessing advanced technology to optimise operations and improve efficiency. At the same time, we are investing in our people – equipping factory teams with technical and soft skills to innovate and respond to market needs.
To meet growing demand, we established a new soy sauce plant in
Greater China. The facility evolved from a pilot plant to full-scale production and incorporates advanced controls to enable breakthroughs in fermentation. Significant design changes from conventional soy sauce plants have helped to optimise capital expenditure and improve volume.
Alongside operational improvements, we further simplified our Foods portfolio this year, sharpening our focus on Power Brands and global categories. This included the sale of Conimex and The Vegetarian Butcher, with binding offers for the sale of Graze, as well as Unox and Zwan, which are both pending the usual closing conditions and regulatory approvals.
Since 2019, we have removed more than 25% of SKUs, reduced
ingredients by 20% and streamlined formulations by nearly a third.
Knorr continues to focus on product superiority and unlocking convenience in bouillons and seasonings.

Strategic Report	Unilever Annual Report on Form 20-F 2025	29

REVIEW OF THE YEAR
Sustainability
Review
Michael Stewart
Chief Corporate Affairs and Communications Officer
PROGRESS AND IMPACT
Rapid changes in societal expectations, consumer preferences and regulation underline the continued importance of Unilever’s sustainability agenda. Our work protects and enhances the value of our business through innovation, operational efficiency and supply chain resilience. Our sustainability goals play a critical role in future-proofing our business, ensuring focus and urgency in the areas where we can deliver the most impact. Some of our sustainability goals include our commitment to respect human rights across our operations, value chain, affected communities and consumers, respecting the dignity of our workforce and the right of employees to freedom of association and collective bargaining, and promoting responsible business partnerships that meet the requirements of our Responsible Partner Policy (RPP). Following the
demerger of the Ice Cream business, in 2026 we will review the scope and baselines of our sustainability goals.
The Corporate Sustainability Reporting Directive (CSRD) requires large companies operating in the European Union to report on their sustainability performance in accordance with the European
Sustainability Reporting Standards (ESRS). To comply with laws of local jurisdictions, we have have prepared a sustainability statement for Unilever PLC and its subsidiaries (Unilever) in accordance with the
ESRS, as issued by Delegated Regulation (EU) 2023/2772 on 31 July
2023 (the "Sustainability Statement"). The Sustainability Statement
incorporates requirements for non-financial and sustainability reporting including sections 414CA and 414CB of the Companies Act 2006, our
UK Streamlined Energy and Carbon Reporting disclosure, the ESRS and our Climate Transition Action Plan progress report.
The Sustainability Statement is available on the Group's website. The contents of the Sustainability Statement and our website are not incorporated by reference into this Annual Report on Form 20-F and any reference to the Sustainability Statement is intended to be an inactive textual reference only.
CLIMATE
This year, we reduced emissions in our operations through
efficiency improvements, implementation of power purchase
agreements (PPAs), and installation of industrial-scale heat pumps and electric boilers at additional sites. Our scope 3 decarbonisation efforts continue to prioritise supplier engagement, such as our
Supplier Climate Programme, which now includes almost 200
suppliers and 40% of raw material scope 3 emissions.
We expect progress against our scope 3 targets to be challenging given the significant contribution from the petrochemicals sector and end-of-life emissions from surfactants. This primarily impacts our Home Care
Business Group. However, we are making progress to develop and scale lower-GHG alternatives for these chemicals in our laundry and cleaning products, as well as engaging with governments to accelerate the transition to sustainable chemicals. We are also reformulating products using lower-
GHG ingredients, such as our Lux and Lifebuoy soap bars in India and
Indonesia. A key part of our forest, land and agriculture (FLAG) emissions reduction relates to maintaining the sourcing of deforestation-free volumes of five key commodities, including palm oil. This year, we increased our direct sourcing of palm feedstocks, improving traceability and supporting our work to maintain no deforestation.
We continue to work with trade associations to improve alignment with our climate targets, supported by our second Climate Policy
Engagement Review.
NATURE
Our regenerative agriculture projects aim to address the most material environmental impacts faced by farmers, including those related to climate, soil and biodiversity. In 2025, we implemented 12 new regenerative agriculture projects, bringing our total to 34 active projects across 17 countries. This includes a new canola programme in Canada and a soy programme in Brazil. Our projects on protection and restoration prioritise landscapes based on our commodity footprint and operational presence. In Indonesia, for example, we have long-term, multi-stakeholder partnerships located across three provinces that supply our palm oil processing facility in North Sumatra. We also continue to expand our work in partnership with the Rimba Collective, which provides conservation finance and project implementation.
This year, our advocacy focused on regional policies to enable farmers to adopt and sustain regenerative practices. Alongside this, in Brazil, we are working with peers through the World Business Council for Sustainable
Development (WBCSD)’s Landscape Accelerator to align on policy and finance solutions to support the regenerative transformation of the Cerrado region – a key sourcing area for our soybean oil.
PLASTICS
We increased our use of post-consumer recycled (PCR) plastic this year, achieving our goal of 25% PCR by 2025.(a) Key projects included the roll-
out of Wonder Wash laundry detergent bottles in Europe and Hellmann’s squeeze bottles in Brazil, with up to 100% recycled plastic. We also reduced our use of virgin plastics,  primarily through expanding our PCR adoption. These, alongside lightweighting innovations and alternative formats that remove plastic from our packaging, remain critical levers in reducing virgin plastic. We also achieved our goal to collect and process more plastic than we sold by 2025. From 2026, we will increase our focus on transitioning to paper-based flexible packaging. This will be supported by the inclusion of an associated target in the Sustainability Progress Index
(SPI) component of the 2026-2028 Performance Share Plan (PSP)
– see pages 99 to 100 for more detail. We remain focused on developing next-generation packaging solutions that are reusable, recyclable or compostable. This year in the UK, Cif launched a reusable trigger spray that reduces plastic waste by 50%.
Despite limited progress at the Global Plastics Treaty negotiations, we remain committed to supporting governments to develop harmonised regulatory frameworks across markets that drive investment and innovation
– such as effective, locally tailored extended producer responsibility (EPR)
programmes. Voluntary industry-wide action also remains a key lever. This year, we signed the Ellen MacArthur Foundation’s Global Commitment
2030, which encourages cross-industry collaboration to accelerate progress.
LIVELIHOODS
Our multi-year projects with smallholder farmers in key commodity sourcing regions continued to focus on improving farming practices through certification schemes, access to income growth and regenerative agriculture programmes. In our retail value chain, we are supporting small-
scale retailers primarily in markets such as India and Indonesia, through our AI-powered digital ordering platforms, alongside financial services and training. Our ongoing supplier engagement increased the proportion of our procurement spend with suppliers who have signed the Living Wage
Promise. We continue to equip these suppliers with the tools, knowledge and resources to start measuring their living wage gaps. Alongside partners like UN Global Compact, International Labour Organization, IDH
and World Benchmarking Alliance, we successfully advocated for living wage to be highlighted in the Doha Political Declaration as a key focus area for government policy aiming to advance social development.
(a)Having reached our 2025 milestone (excluding Ice Cream), PCR will remain an important lever to deliver our virgin plastic reduction goals.

30	Unilever Annual Report on Form 20-F 2025	Strategic Report

REVIEW OF THE YEAR
Non-Financial Performance

Climate	Goal	Unilever	Unilever (including Ice Cream)
		2025	2025	2024	2023

Reduce absolute operational GHG emissions (Scope 1 & 2) by 100% by 2030 from a 2015 baseline(a)(b)	(100)%	(77)%	(77)%	(72)%	(70)%
Reduce absolute Scope 3 energy and industrial (E&I) GHG emissions by 42% by 2030 from a 2021 baseline(b)(c)(d)	(42.0)%	(11)%	(11)%	(7)%	–
Reduce absolute Scope 3 forest, land and agriculture (FLAG) GHG emissions by 30.3% by 2030 from a 2021 baseline(b)(c)(d)	(30.3)%	(17)%	(17)%	(12)%	–

Nature	Goal	Unilever	Unilever (including Ice Cream)
		2025	2025	2024	2023

Implement regenerative agriculture practices on 1 million hectares of agricultural land by 2030	1m	0.25m	0.26m	0.13m	0.06m
Help protect and restore 1 million hectares of natural ecosystems by 2030	1m	0.66m	0.67m	0.43m	0.29m
95% volume of key crops to be verified as sustainably sourced by 2030	95%	81%	80%	79%	79%
Maintain no deforestation across our primary deforestation- linked commodities(e)	95%	97%	96%	97%	98%
Implement water stewardship programmes in 100 locations in water-stressed areas by 2030	100	29	30	21	13

Plastics	Goal	Unilever	Unilever (including Ice Cream)
		2025	2025	2024	2023

Reduce our virgin plastic footprint – by 30% by 2026, and 40% by 2028, from a 2019 baseline(f)	(30)%	(29)%	(29)%	(23)%	(21)%
100% of our plastic packaging to be reusable, recyclable or compostable(a)(f)	100%	57%	57%	57%	53%
by 2030 (for rigids)	100%	75%	75%	76%	—
by 2035 (for flexibles)	100%	15%	15%	13%	—
Use 25% recycled plastic in our packaging by 2025(f)	25%	25%	24%	21%	20%
Collect and process more plastic packaging than we sell by 2025(f)	100%	111%	111%	93%	68%

Livelihoods	Goal	Unilever	Unilever (including Ice Cream)
		2025	2025	2024	2023

Suppliers representing 50% of our procurement spend to sign the Living Wage Promise by 2026	50%	43%	41%	32%	–
Help 250,000 smallholder farmers in our supply chain access livelihoods programmes by 2026	0.25m	0.17m	0.21m	0.08m	–
Help 2.5 million SMEs in our retail value chain grow their business by 2026(g)	2.5m	2.12m	2.36m	2.58m	1.91m
(a)2023 performance measured for 12-month period ended 30 September.
(b)Baseline period measured for 12-month period ended 30 September.
(c)2024 performance restated due to change in measurement methodology and correction of an error in logistics third-party emission factors (E&I only).
(d)Unilever 2025 performance measured including Ice Cream.
(e)2023 performance measured for all commodity volumes ordered for three-month period October to December, except for palm oil in India measured only for December.
(f)The scope of our plastic packaging targets includes plastic packaging in 26 countries, which account for approximately 82% of Unilever’s sales.
(g)2023 performance measured for three-month period October to December.

Strategic Report	Unilever Annual Report on Form 20-F 2025	31
Our Principal Risks
OUR RISK APPETITE AND APPROACH
TO RISK MANAGEMENT
Risk management is integral to Unilever’s strategy and
the achievement of our long-term goals. Our success
as an organisation depends on our ability to identify and exploit the opportunities generated by our business and in our markets. In doing this, we take an embedded approach to risk management, which puts risk at the core of the Board agenda, where we believe it should be.
Unilever’s appetite for risk is driven by the following:
■Our growth should be consistent, competitive,
profitable and responsible.
■Our actions on issues such as climate, nature, plastics
and livelihoods must reflect their urgency, and not be constrained by the uncertainty of potential impacts.
■Our behaviours must be in line with our Code of Business Principles
(COBP) and Code Policies.
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
ORGANISATION
The Board has overall accountability for the management of risks and opportunities and reviewing the effectiveness of Unilever’s risk management and internal control systems. The Board has established a clear organisational structure with well- defined accountabilities for the principal risks that Unilever faces in the short, medium and long term. In this structure, the Board has delegated the overall accountability for risk management to both the CEO and CFO. The distribution of accountabilities and responsibilities ensures that every segment (either Business Group or country) through which we operate has specific resources and processes for risk reviews and risk mitigation. This is supported by the ULE, which takes active responsibility for focusing on the principal areas of risk to Unilever, including any emerging areas of risk. The Board regularly reviews these risk areas, including consideration of environmental, social and governance matters, and retains responsibility for determining the nature and extent of the significant risks that Unilever is prepared to take to achieve its strategic objectives.
FOUNDATION AND PRINCIPLES
Our strategy and growth priorities are set out on pages 4 and 5. In support of these, our Code of Business Principles (COBP) and a framework of Code Policies set out the standards of behaviour that we expect all employees to adhere to. The day-to-day
responsibility for ensuring these principles are applied rests with senior management across Business Groups, geographies and functions.
They are supported by Business Integrity Officers and Committees who communicate the Code, deliver training, maintain processes and procedures (including support lines) to report and respond to alleged breaches, and to capture and communicate learnings.
For each of our principal risks, we have a risk management framework detailing the controls in place and who is responsible for managing both the overall risk and the individual controls mitigating that risk.
Unilever’s functional standards define mandatory requirements across a range of specialist areas such as product safety and cyber security, which are key controls in mitigating these risks.
Our assessment considers short-, medium- and long-term risks, including how they are changing, together with emerging risk areas.
These are reviewed on an ongoing basis, and formally by senior management and the Board at least once a year.
PROCESSES
Unilever operates a wide range of processes and activities across its operations, covering strategy, planning, execution and performance management. Risk management is integrated into every stage. For the purposes of compliance with the European Union Corporate
Sustainability Reporting Directive, Unilever completed a double materiality assessment (DMA) to identify material sustainability matters. The outcome of the DMA has been reviewed by management to ensure that these matters are aligned with the principal risks.
ASSURANCE AND RE-ASSURANCE
Assurance on compliance with the COBP and our Code Policies
is obtained annually from Unilever management via a formal Code declaration. In addition, specialist awareness and training programmes run throughout the year and vary depending on the business priorities.
An integrated assurance map is maintained across the principal risks to confirm the mitigation in place through the three lines of defence.
Our Corporate Audit function plays a vital role in providing both management and the Board with an objective and independent review of the effectiveness of risk management and internal control systems throughout Unilever.
BOARD ASSESSMENT OF COMPLIANCE WITH THE
RISK MANAGEMENT FRAMEWORKS
The Board, advised by its committees and subcommittees where appropriate, regularly reviews the significant risks and decisions that could have a material impact on Unilever. These reviews consider the level of risk that Unilever is prepared to take in pursuit of the business strategy and the effectiveness of the management controls in place to mitigate the risk exposure.
The Board, through the Audit Committee, has reviewed the
assessment of risks, internal controls and disclosure controls, and procedures in operation within Unilever. It has also considered the effectiveness of any remedial actions taken for the year covered by this
Annual Report on Form 20-F, and up to the date of its approval by the
Board.
Details of the Audit Committee’s activities in relation to this can be found in the Report of the Audit Committee on pages 70 to 74.
Further statements on compliance with the specific risk management and control requirements in the UK Corporate Governance Code
(2024), the US Securities Exchange Act (1934) and the US Sarbanes-
Oxley Act (2002) are on page 64.

32	Unilever Annual Report on Form 20-F 2025	Strategic Report

OUR PRINCIPAL RISKS
Principal Risks
Our business is subject to risks and uncertainties. On the following pages, we have identified the risks and opportunities that we regard as the most material to Unilever’s business and performance at this time.
Our principal risks include those that could impact our business in the short term (the next two years), medium term (the next three to ten years)
or over the longer term (beyond ten years). As part of our process to review our principal risks, we also consider any additional risks that could emerge in the future.
Our principal risks have been reviewed and updated as appropriate to reflect the current and relevant risks and opportunities. The key changes are summarised below:
■Consumer Preference risk and Customer and Channel risk have been merged into one principal risk: Consumer and Channel. Both risks are driven by changing consumer behaviours influenced by lifestyle changes, economic pressures, and digital adoption. Given their combined impact on portfolio and resource allocation, and integrated management by the Business Groups, this consolidation supports streamlined oversight and disclosures.
■Ethical risk and Legal and Regulatory risk have been merged into one principal risk: Legal and Compliance. Legal and Regulatory compliance refers to compliance with external laws, while ethical compliance relates to compliance with internal policies. In both cases, the risk lies in the consequences of non-compliance in terms of penalties, fines and reputational damage.
■Treasury and Tax risk has reduced and is no longer considered a principal risk, reflecting the strength of our processes, operations, controls and our widespread geographical footprint.
We also reflect on whether the level of risk associated with each of our principal risks is increasing or decreasing. There are three principal risks where we believe there is an increased level of risk compared with last year:
■Information and Cyber Security: the risk continues to rise for consumer goods companies due to increasingly sophisticated ransomware and phishing attacks, amplified by AI-driven threats that enable hyper-personalised scams.
■Economic and Geopolitical: escalating inter-state armed conflicts, rising protectionism and tariffs, and heightened political instability following global elections pose increased risk to business operations.
■Portfolio Management: shifting consumer preferences, evolving channel dynamics, heightened economic and political uncertainty, and strategic portfolio choices have increased complexity and execution challenges.
The rapid advancements in generative AI capabilities heightens the risk of misuse, leading to loss of trust and credibility, as well as the risk of legal liability. We also continue to monitor emerging risk areas within our existing principal risks, such as geopolitical tensions, ongoing macroeconomic challenges and changes in consumer demand.
If the circumstances in these risks occur or are not successfully mitigated, our cash flow, operating results, financial position, business and reputation could be materially adversely affected. In addition, risks and uncertainties could cause actual results to vary from those described, which may include forward-looking statements, or could impact our ability to meet our targets or be detrimental to our profitability or reputation.

Risk	Risk description	Level of risk

Consumer and Channel
Our success depends on the value and
relevance of our brands and products to
consumers around the world, and on our
ability to innovate and remain competitive.
Consumer behaviours are evolving rapidly, driven
by lifestyle shifts, economic pressures and
increasing digital adoption. These changes
influence brand preferences, shopping habits and
channel dynamics, including the accelerated growth
of digital commerce and new retail formats.
Technological disruption continues to reshape how
we engage consumers and customers, challenging
traditional communication and distribution models.
Our ability to develop and deploy the right
communication, both in terms of messaging content
and medium, is critical to the continued strength of
our brands. Failure to anticipate and respond to
these shifts could impact brand equity, portfolio
competitiveness and, ultimately, impact market
share.
To remain competitive, we must deliver innovation
at speed, adapt marketing strategies to digital
platforms and maintain strong partnerships.
No change

Strategic Report	Unilever Annual Report on Form 20-F 2025	33

OUR PRINCIPAL RISKS

Risk	Risk description	Level of risk

Portfolio Management
Unilever’s strategic investment choices will
affect the long-term growth and profitability of
our business.
Our future growth and profitability are shaped by
strategic investment decisions across our
Business Groups, key markets and channels. Sub-
optimal choices in portfolio allocation may result in
missed opportunities to strengthen margins or
accelerate growth. Maintaining a balanced and
forward-looking portfolio is critical to delivering
long-term value.
Increase

Climate and Nature
Tackling climate change-related physical
and transitional risks and loss of nature is
important to increase our resilience and future-
proof our business.
Climate change and nature loss are inextricably
linked. Climate change is a key driver of
biodiversity loss, and nature is a key tool in
combating rising global temperatures and climate
change impacts. The risks from climate and
nature have the potential to affect supply security,
cost structures and consumer demand, requiring
continued investment in resilience and
sustainable practices.
Physical risks from climate change, such as more
frequent and severe extreme weather events, may
disrupt our supply chain, manufacturing sites and
distribution networks. Transition risks, including
carbon pricing,
land-use restrictions and regulations on
GHG-intensive ingredients, could increase costs
and limit operational flexibility.
Climate change, intensive agriculture and
land conversion are accelerating ecosystem
degradation, reducing crop yields and driving up
raw material costs. Water is essential across our
value chain. Limited availability or declining quality
could constrain operations and reduce demand for
water-dependent products.
No change

34	Unilever Annual Report on Form 20-F 2025	Strategic Report

OUR PRINCIPAL RISKS

Risk	Risk description	Level of risk

Plastic Packaging
We use plastic to package our products, which
is why tackling plastic pollution is a priority.
Reducing virgin plastic and improving
packaging circularity are key methods for
continued progress towards our sustainability
goals.
Consumers and regulators increasingly
expect sustainable packaging solutions
and packaging transformation. We are also
dependent on the work of our industry partners
and development of waste management
infrastructure, which poses a risk to achieving
systemic change.
The transition to sustainable packaging requires
new materials, product formats and business
models. Besides the overarching risk of consumer
and customer acceptance, there is a need to
ensure these alternatives do not compromise
functionality, performance or safety, or undermine
product quality and compliance.
Emerging regulations, such as extended producer
responsibility (EPR) schemes, also expose us to
increasing costs, reporting obligations and
compliance requirements. For instance, policies
like bans require significant innovation and
collaboration to scale alternatives and remain in
the market.
No change

Talent
The delivery of our growth ambition depends
on a future-fit workforce and a high-performing
culture.
As we embed our new operating model and
leadership structure, there is a risk that we are
unable to attract talent with skills that match the
demands of a fast-changing market, and that we
are unable to retain the right talent and capabilities
to deliver our business goals. There is also a risk
that not all leadership and employees will adapt to
embed a high-performance culture across
the organisation. If these changes are not
implemented and adopted at pace, it could affect
our ability to compete, innovate and deliver
sustained business results.
No change

Business Operations
Our business depends on the purchase of
materials, efficient manufacturing and
the timely distribution of products to
our customers.
Our supply chain network is exposed to potentially
adverse events such as geopolitical tensions,
physical disruptions, trade restrictions and tariffs,
or issues at a key supplier, which could impact our
ability to deliver orders to customers.
The cost of our products is affected by the cost of
the underlying commodities and materials from
which they are made. Fluctuations in these costs
cannot always be passed on to the consumer
through pricing and will need to be carefully
managed.
No change

Strategic Report	Unilever Annual Report on Form 20-F 2025	35

OUR PRINCIPAL RISKS

Risk	Risk description	Level of risk

Safe and high-quality products
The safety and quality of our products are
of paramount importance for our brands
and our reputation.
Evolving laws and regulations concerning product
formulation, nutritional standards and the use of
ingredients of concern may restrict the sale of our
products in specific markets, which can impact
financial performance and reputation.
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
No change

Information and Cyber Security
Unilever’s operations are reliant on robust
IT systems and the effective protection and
management of data to ensure confidentiality,
integrity and availability of information.
The cyber risk landscape continues to evolve.
There is increasing complexity due to the growing
digital footprint of our business, including reliance
on third parties, and the evolving cyber regulatory
landscape. Threat actors have heightened
capabilities, in part through the use of AI to
automate phishing, exploit vulnerabilities
and conduct deepfake-enabled social engineering.
As digital interactions with customers, suppliers
and consumers increase, the need for secure
and resilient IT systems becomes critical in
ensuring data privacy.
While we have been subject to cyber-attacks in the
past, none have resulted in a material impact.
However, we recognise that a significant cyber
incident has the potential to affect our core
operations, including sales, supply chain and cash
flow, as well as impact financial performance,
reputation and regulatory compliance.
Increase

36	Unilever Annual Report on Form 20-F 2025	Strategic Report

OUR PRINCIPAL RISKS

Risk	Risk description	Level of risk

Business Transformation
Successful execution of transformation
projects is key to delivering their intended
benefits and avoiding disruption to
other business activities.
In December 2025, we successfully completed
the demerger of our Ice Cream business and
continue to deliver against our company-wide
productivity programme. These initiatives
represent a significant transformation of our
operating model.
Advancements in AI, particularly the evolution
of generative AI, present significant opportunities
to enhance efficiency and effectiveness across
consumer insights, demand creation, customer
and channel management, and operations.
We see these as opportunities to step up growth,
unlock productivity and accelerate cultural
transformation. Increased use of AI poses
operational, reputational and compliance risks
that need to be managed while optimising the
opportunity.
Unilever is embarking on a major transformation
to simplify and harmonise core business
processes, modernise our digital foundations and
leverage AI for future growth. As the programme
progresses through its design phase, insufficiently
robust planning or design choices could embed
future complexity, constrain efficiency gains and
lead to higher long‑term costs.
Decrease

Economic and Geopolitical
Adverse economic conditions may affect
one or more countries, regions or may
extend globally.
Economic and political instability impacts
consumer demand for our products, disrupts sales
and/or impacts the profitability of our operations.
Unilever has more than half of its turnover
in emerging markets, which exposes us to
related economic and political volatility, such
as foreign exchange or price controls. These
economic and geopolitical factors can also
influence the financial markets in which we
operate. A material shortfall in our cash flow could
undermine Unilever’s credit rating, impair investor
confidence and restrict our ability to raise funds. In
periods of heightened economic stress or financial
crisis, there is an additional risk that market
illiquidity may limit our access to funding.
Increase

Strategic Report	Unilever Annual Report on Form 20-F 2025	37

OUR PRINCIPAL RISKS

Risk	Risk description	Level of risk

Legal and Compliance
Compliance with laws, regulations, and our
Code of Business Principles and Code
Policies, by our own employees and our
business partners, is an essential part of
Unilever’s operations.
Unilever is subject to laws and regulations
in diverse areas, including product and ingredient
safety, intellectual property, competition, anti-
bribery and corruption, economic sanctions, data
privacy, environmental reporting and human rights
due diligence. Failure to comply may result in
financial penalties, fines or other regulatory
sanctions and, in certain circumstances, may lead
to civil or criminal enforcement actions or litigation,
with potential adverse effects on our reputation.
Acting in an ethical manner, consistent with
the expectations of customers, consumers
and other stakeholders, is essential for the
protection of the reputation of Unilever
and its brands. Failure to meet these high
standards could impact our reputation
and business results.
No change

38	Unilever Annual Report on Form 20-F 2025	Strategic Report

OUR PRINCIPAL RISKS
Viability Statement
The Directors have reviewed the long-term prospects of the Group in order to assess its viability. This review incorporated the activities and key risks of the Group, together with the factors likely to affect the
Group’s future development, performance, financial position, cash flows, liquidity position and borrowing facilities, as described on pages
1 to 29. In addition, we describe in notes 15 to 18, on pages 161 to
176, the Group’s objectives, policies and processes for managing its capital, its financial risk management objectives, details of its financial instruments and hedging activities, and its exposures to credit and liquidity risk. Unilever announced the demerger of the Ice Cream business, which completed in December 2025. The Directors have considered the ability of the remaining Group to continue in its current form to remain viable.
ASSESSMENT
In order to report on the long-term viability of the Group, the Directors reviewed the overall funding capacity and headroom available to withstand severe events and carried out a robust assessment of the principal risks facing the Group,
including those that would threaten its business model, future performance, solvency or liquidity. This includes consideration of external factors such as the impact of climate change, changing consumer preferences and a slowdown in economic growth.
We have also reviewed the mitigating factors in respect of each principal risk. The risks and mitigating factors are summarised on pages 32 to 37.
The viability assessment has three parts:
■First, the Directors considered the period over which they have a reasonable expectation that the Group will continue to operate and meet its liabilities;
■Second, they considered the current debt facilities and debt headroom over the viability period, assuming that any debt maturing can be re-financed at commercially acceptable terms; and
■Third, they considered the potential impact of severe but plausible scenarios over this period:
■assessing scenarios for each individual principal risk, and their impact on profits and cash; and
■assessing scenarios that involve more than one principal risk, including the following multi-risk scenarios:

Multi-risk scenarios modelled	Level of severity reviewed	Link to principal risk

Contamination issue with one of our largest brands caused by regulated ingredients and the temporary closure of three of our largest factories.	Significant reduction in sales for some of our Business Groups, along with a percolating impact on other brands and the closure of three of our largest factories for a period of six months.	■Safe and high-quality products ■Legal and compliance ■Business operations
Increasing geopolitical tensions leading
to subdued macroeconomic scenario and
impacting consumer demand, coupled with
failure to find alternatives to plastic packaging,
resulting in both consumers moving away and
higher costs.
	Loss of turnover due to shifting consumer preferences and rising costs linked to plastic-related taxes and levies.	■Economic and geopolitical ■Plastic packaging
Climate change-related extreme weather events impacting crop yield and failure to capitalise on changing consumer perceptions and demands.	Severe weather conditions impacting agricultural output and crop yields, driving up raw materials costs and limiting product availability, resulting in loss of turnover and missed opportunities.	■Climate and nature ■Business operations ■Consumer and channel
A cyber-attack causing a sustained shutdown of manufacturing systems, coupled with related non-compliance with laws and regulations.	Disruptions to operations resulting in loss of turnover for two months, coupled with recovery costs of cyber- attack and compliance costs.	■Information and cyber security ■Legal and compliance
FINDINGS
■Firstly, a three-year period is considered appropriate for this viability assessment because it is the period covered by the strategic plan, and it enables a high level of confidence in assessing viability, even in extreme adverse events, due to factors such as:
■the Group has considerable financial resources, together with established business relationships with many customers and
suppliers in countries throughout the world;
■high cash generation by the Group’s operations and access to the external debt markets;
■flexibility of cash outflow with respect to significant marketing programmes and capital expenditure projects, which usually have a two- to three-year horizon; and
■the Group’s diverse product and geographical activities, which are impacted by continuously evolving technology and innovation.
■Secondly, the Group’s debt headroom and funding profile
was assessed. None of the future outlooks considered resulted in significant liquidity headroom issues, primarily because:
■the Group has a healthy balance of short-term and long-term debt programmes, with repayment profiles ensuring short-term
commercial paper maturities do not exceed €0.5 billion in any given week and long-term debt maturities do not exceed €4.0
billion in any given calendar year; and
■the Group has the equivalent of €7.0 billion in committed credit facilities with a maturity of 364 days, which provide a back-up for our commercial paper programmes.
■Thirdly, for each of our 11 principal risks, worst-case plausible scenarios have been assessed together with multi-risk scenarios.
None of the scenarios reviewed would cause Unilever to cease to be viable.
CONCLUSION
On the basis described above, the Directors have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the three-year period of their assessment.

Strategic Report	Unilever Annual Report on Form 20-F 2025	39

OUR PERFORMANCE
Additional Financial Disclosures
CASH FLOW
Cash flow from operating activities decreased by €0.1 billion, mainly due to €0.4 billion in productivity-related settlements during the year linked to the programme announced in 2024, creating a category-focused business model. This was partly offset by a €0.3 billion improvement in working capital.

€ million	2025	2024(a)
Operating profit	9,037	8,829
Depreciation, amortisation and impairment	1,353	1,370
Changes in working capital	116	(188)
Pensions and similar obligations less payments	(74)	(54)
Provisions less payments	(130)	289
Elimination of losses/(profits) on disposals	58	259
Non-cash charge for share-based compensation	255	292
Other adjustments	157	116
Cash flow from operating activities	10,772	10,913
Income tax paid	(2,720)	(2,452)
Net capital expenditure	(1,465)	(1,599)
Net interest paid	(666)	(559)
Free cash flow*	5,921	6,304
Net cash flow (used in)/from investing activities	(2,394)	(423)
Net cash flow used in financing activities	(9,884)	(6,829)
(a)2024 comparatives have been re-presented to reflect the demerger of our Ice Cream business.
Income tax paid increased by €0.3 billion versus the prior year, reflecting taxes on the Ice Cream business separation.
Net cash flow from investing activities was €(2.4) billion, a significant decrease from €(0.4) billion in the prior year. This change was mainly attributable to the acquisitions of Dr. Squatch, Minimalist and Wild. It also reflected reduced sales of investments in financial assets, particularly in India, coupled with lower proceeds from the sale of businesses in 2025. In contrast, 2024 saw higher proceeds from disposals, including Elida Beauty, the Russian business, Pureit and
Truliva.
BALANCE SHEET

€ million	2025	2024
Goodwill and intangible assets	34,764	40,901
Other non-current assets	18,641	19,655
Current assets	17,066	19,194
Total assets	70,471	79,750
Current liabilities	21,662	25,234
Non-current liabilities	31,222	31,961
Total liabilities	52,884	57,195
Shareholders’ equity	15,529	19,990
Non-controlling interest	2,057	2,565
Total equity	17,587	22,555
Total liabilities and equity	70,471	79,750
Goodwill and intangible assets were €34.8 billion, a decrease of €(6.1)
billion compared to the prior year. This was primarily driven by the disposal of Ice Cream-related goodwill and intangibles of €(4.0) billion.
It also reflected an adverse currency retranslation impact of €(3.7)
billion, due to strengthening of the euro versus other currencies including the US dollar and the Indian rupee. These impacts were partially offset by goodwill and intangibles arising from recent acquisitions. See note 9 on pages 152 to 154 and note 22 on pages
180 to 181 for more.
Other non-current assets decreased by €(1.0) billion, driven by derecognition of property plant and equipment in relation to the demerger of our Ice Cream business of €(2.2) billion, depreciation of
€(1.4) billion and adverse currency retranslation impact of (€1.3 billion).
This was partially offset by net additions to property, plant and equipment of €1.9 billion, recognition of the retained stake in TMICC of
€1.7 billion, and pension-funded schemes in surplus, driven by strong performance of equity and other growth assets.
Current assets decreased by €(2.1) billion, led by cash and
cash equivalents of €(1.7) billion, inventory of €(0.6) billion and a currency impact of €(1.9) billion. This was partially offset by an increase in trade and other receivables of €2.0 billion.
Non-controlling interest decreased by €(0.5) billion, as profits for the period were more than offset by adverse foreign currency translation effects and dividend distributions.
Net debt*
Closing net debt was €23.1 billion, compared to €24.5 billion at
31 December 2024. This translated into a net debt/underlying EBITDA ratio of 2.0x. The decrease in net debt was primarily driven by free cash flow and a €2.7 billion payment by TMICC to Unilever ahead of the demerger, as TMICC raised separate debt facilities as a
standalone entity. This was partially offset by dividends paid, acquisitions and the €1.5 billion share buyback programme executed during the first half of 2025.
Movement in net pension liability/asset
The table below shows the movement in net pension liability/asset during the year. Pension assets net of liabilities were in surplus of €3.5 billion at the end of 2025, compared with a surplus of €3.0 billion at the end of 2024. Higher discount rates led to a decrease in liabilities, and growth assets delivered positive returns.

€ million	2025
1 January	2,970
Gross service cost	(162)
Employee contributions	33
Actual return on plan assets (excluding interest)	(174)
Net interest income/(cost)	114
Actuarial gain/(loss)	481
Employer contributions	208
Currency retranslation	36
Other movements(a)	12
31 December	3,518
(a)Other movements relate to special termination benefits, changes in asset ceiling, past service costs including losses/(gains) on curtailment, settlements and other immaterial movements. For more details, see note 4B on pages 141 to 146.
(*)    Certain measures used in our reporting are not defined under IFRS. For further information about these measures, please refer to the commentary on non-GAAP measures on pages 40 to 46.
All figures are presented on a continuing operations basis. For Unilever, this comprises of four Business Groups: Beauty & Wellbeing, Personal Care, Home Care and Foods.

40	Unilever Annual Report on Form 20-F 2025	Strategic Report

OUR PERFORMANCE
Finance and liquidity
Approximately €0.6 billion (or 15%) of the Group’s cash and
cash equivalents is held in central finance companies for
maximum flexibility. These companies provide loans to our subsidiaries that are also funded through retained earnings and third-party borrowings.
We maintain access to global debt markets through an infrastructure of short- and long-term debt programmes. We make use of plain vanilla derivatives, such as interest rate swaps and foreign exchange contracts, to help mitigate risks. More detail is provided in notes 16, 16A, 16B and
16C on pages 166 to 172. The remaining €3.3 billion (or 85%) of the
Group’s cash and cash equivalents is held in foreign subsidiaries, which repatriate distributable reserves on a regular basis. For most countries, this is done through dividends, which in some cases are subject to withholding or distribution tax. This balance includes €160 million (2024: €176 million,
2023: €98 million) of cash held in a few countries where we face cross-
border foreign exchange controls and/or other legal restrictions that inhibit our ability to make these balances available in any means for general use by the wider business. The cash will generally be invested or held in the relevant country and, given the other capital resources available to the
Group, does not significantly affect the ability of the Group to meet its cash obligations. We closely monitor all our exposures and counterparty limits.
Unilever has committed credit facilities in place for general corporate purposes. The undrawn bilateral committed credit facilities in place on 31
December 2025 were $5,200 million and €2,600 million. Further information on liquidity management is set out in note 16A to the consolidated financial statements.
Material cash commitments from contractual and
other obligations
The following table shows the amount of our contractual and other obligations as at 31 December 2025. The material cash commitments from contractual and other obligations arise from our borrowings, which include bonds, commercial paper, bank and other loans, interest on these borrowings, and trade payables and accruals.

€ million	2025	Due within 1 year	Due in 1-3 years	Due in 3-5 years	Due in over 5 years
Bonds	26,462	1,925	7,003	5,087	12,447
Commercial paper, bank and other loans	264	257	4	2	1
Interest on financial liabilities	4,994	764	1,249	958	2,023
Trade payables, accruals and other liabilities	16,415	16,297	67	27	24
Lease liabilities	1,630	343	506	292	489
Other lease commitments	206	83	54	26	43
Purchase obligations(a) and other long-term commitments	2,641	949	954	471	267
Others(b)	280	104	174	2	–
Total	52,892	20,722	10,011	6,865	15,294
(a)For raw and packaging materials and finished goods.
(b)Includes other financial liabilities and deferred consideration for acquisitions.
Further details are set out in the following notes to the consolidated financial statements: note 10 on pages 155 to 157, note 15C on pages 164 to 165, and note 20 on pages 177 and 178. We are satisfied that our financing arrangements are adequate to meet our short-term and long-term cash requirements. In relation to the facilities available to the Group, borrowing requirements do not fluctuate materially during the year and are not seasonal.
Guaranteed US debt securities
At 31 December 2025, the Group had in issue US$10.1 billion (2024:
US$11.0 billion; 2023: US$11.2 billion) bonds in connection with a US shelf registration. See page 212 for more information on these bonds and related commentary on guarantor information.
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
Unless specifically mentioned, our non-GAAP measures for 2025 and comparative periods are presented on a continuing operations basis.
EXPLANATION AND RECONCILIATION OF
NON-GAAP MEASURES
Unilever uses ‘constant rate’ and ‘underlying’ measures primarily for internal performance analysis and targeting purposes. We present certain items, percentages and movements, using constant exchange rates, which exclude the impact of fluctuations in foreign currency exchange rates. We calculate constant currency values by translating both the current and the prior period local currency amounts using the prior-year average exchange rates into euros, except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into euros using the prior-year closing exchange rate before the application of IAS 29.
The table below shows exchange rate movements in our key markets.

	Annual average rate in 2025	Annual average rate in 2024
Brazilian real (€1 = BRL)	6.297	5.761
Chinese yuan (€1 = CNY)	8.092	7.751
Indian rupee (€1 = INR)	97.630	90.652
Indonesia rupiah (€1 = IDR)	18,481	17,177
Mexican peso (€1 = MXN)	21.710	19.589
Philippine peso (€1 = PHP)	64.488	62.055
Turkish lira (€1 = TRY)	49.277	36.671
UK pound sterling (€1 = GBP)	0.855	0.848
US dollar (€1 = US$)	1.124	1.085
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
■free cash flow;
■cash conversion;
■underlying return on invested capital; and
■underlying return on assets.

Strategic Report	Unilever Annual Report on Form 20-F 2025	41

OUR PERFORMANCE
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
brands that are launched in countries where they were not previously sold is included in USG, as such turnover is more attributable to our existing sales and distribution network than the acquisition itself.
The reconciliation of changes in the GAAP measure of turnover to USG is as follows:

	Beauty & Wellbeing	Personal Care	Home Care	Foods	Group
2025 vs 2024
Turnover (€ million)
2024	13,157	13,618	12,352	13,352	52,479
2025	12,848	13,161	11,565	12,929	50,503
Turnover growth(a) (%)	(2.3)	(3.4)	(6.4)	(3.2)	(3.8)
Effect of acquisitions (%)	0.4	1.9	–	–	0.6
Effect of disposals (%)	(1.0)	(3.6)	(1.7)	(0.8)	(1.8)
Effect of currency-related items, (%)	(5.8)	(6.0)	(7.1)	(4.7)	(5.9)
of which:
Exchange rate changes (%)	(6.2)	(6.5)	(7.7)	(5.1)	(6.3)
Extreme price growth in hyperinflationary markets(b) (%)	0.4	0.5	0.6	0.4	0.5
Underlying sales growth(b) (%)	4.3	4.7	2.6	2.5	3.5
2024 vs 2023
Turnover (€ million)
2023	12,466	13,829	12,181	13,204	51,680
2024	13,157	13,618	12,352	13,352	52,479
Turnover growth(a) (%)	5.5	(1.5)	1.4	1.1	1.5
Effect of acquisitions (%)	0.9	–	–	–	0.2
Effect of disposals (%)	(1.2)	(5.3)	(0.9)	(0.5)	(2.1)
Effect of currency-related items, (%)	(0.6)	(1.1)	(0.5)	(1.0)	(0.8)
of which:
Exchange rate changes (%)	(2.2)	(3.0)	(3.6)	(2.8)	(2.9)
Extreme price growth in hyperinflationary markets(b) (%)	1.6	1.9	3.2	1.9	2.1
Underlying sales growth(b) (%)	6.5	5.2	2.9	2.6	4.3
2023 vs 2022
Turnover (€ million)
2022	12,250	13,636	12,401	13,898	52,185
2023	12,466	13,829	12,181	13,204	51,680
Turnover growth(a) (%)	1.8	1.4	(1.8)	(5.0)	(1.0)
Effect of acquisitions (%)	1.9	–	–	—	0.4
Effect of disposals (%)	(1.7)	(0.9)	–	(6.9)	(2.5)
Effect of currency-related items, (%)	(6.2)	(6.1)	(7.2)	(5.2)	(6.1)
of which:
Exchange rate changes (%)	(7.5)	(8.0)	(10.3)	(6.8)	(8.1)
Extreme price growth in hyperinflationary markets(b) (%)	1.5	2.1	3.4	1.7	2.2
Underlying sales growth(b) (%)	8.3	8.9	5.9	7.7	7.7
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
UNDERLYING VOLUME GROWTH
Underlying volume growth (UVG) is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of: (i) the increase in turnover attributable to the volume of products sold; and (ii) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact on USG due to changes in prices.

42	Unilever Annual Report on Form 20-F 2025	Strategic Report

OUR PERFORMANCE
UNDERLYING PRICE GROWTH
Underlying price growth (UPG) is part of USG and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price, we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained in USG on the previous page.
The relationship between USG, UVG and UPG is set out below:

	2025 vs 2024	2024 vs 2023	2023 vs 2022
Underlying volume growth (%)	1.5	3.1	1.1
Underlying price growth (%)	2.0	1.2	6.5
Underlying sales growth (%)	3.5	4.3	7.7
NON-UNDERLYING ITEMS
Some of our non-GAAP measures are adjusted to exclude items defined as non-underlying. Management considers non-underlying items to be significant, unusual or non-recurring in nature and so believes that separately identifying them helps users better understand the financial performance of the Group from period to period.
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
■Non-underlying items after tax are calculated as non-underlying items within operating profit after tax plus non-underlying items not in operating profit but within net profit after tax.
Consequently, within underlying operating profit we exclude the following items:
■Restructuring costs are costs that are directly attributable to a restructuring project. Management defines a restructuring project as a strategic, major initiative that delivers cost savings and materially changes either the scope of the business or the manner in which the business is conducted.
■Acquisition and disposal-related costs are costs that are directly attributable to a business acquisition or disposal project.
■Impairment of assets including goodwill, intangible assets, and property, plant and equipment.
■Gains or losses from the disposal of group companies which arise from business disposal projects.
■Other approved one-off items are those additional matters considered by management to be significant and outside the course of normal operations.
The breakdown of non-underlying items is shown below:

	€ million 2025	€ million 2024(g)	€ million 2023(g)
Non-underlying items within operating profit before tax	(1,047)	(1,369)	(81)
Acquisition and disposal-related costs(a)	(288)	(293)	(222)
(Loss)/gain disposal of group companies(b)	(36)	(229)	491
Restructuring costs(c)	(599)	(710)	(425)
Impairments(d)	(43)	(134)	–
Other(e)	(81)	(3)	75
Tax on non-underlying items within operating profit	7	88	188
Non-underlying items within operating profit after tax	(1,040)	(1,281)	107
Non-underlying items not in operating profit but within net profit before tax	(34)	(167)	(179)
Interest related to non-underlying items(f)	34	35	(10)
Net monetary gain arising from hyperinflationary economies	(68)	(201)	(169)
Tax impact of non-underlying items not in operating profit but within net profit, including non-underlying tax items	(39)	85	(1)
Non-underlying items not in operating profit but within net profit after tax	(73)	(82)	(180)
Non-underlying items after tax	(1,113)	(1,363)	(73)
Attributable to:
Non-controlling interest	(34)	22	(6)
Shareholders' equity	(1,079)	(1,385)	(67)
(a)2025 includes a charge of €98 million (2024: €225 million, 2023: €104 million) relating to the revaluation of the minority interest liability of Nutrafol and OZiva, and €91 million related to the
Ice Cream separation.
(b)2025 net loss arises from the disposals of The Vegetarian Butcher and Kate Somerville, partially offset by a gain on Conimex disposal. 2024 net loss related to the disposals of our
Russian business, Elida Beauty, Pureit and Qinyuan. 2023 includes a gain of €497 million related to the disposal of Suave.
(c)In 2024, we announced the launch of a company-wide productivity programme to support margin improvement through specific interventions. The majority of the costs incurred in both
2024 and 2025 that relate to the productivity programme were for redundancy and are recognised as restructuring in line with our policy. The remaining costs comprise technology and supply chain projects.
(d)2025 includes an impairment charge of €42 million relating to REN. 2024 includes an impairment charge of €127 million relating to Blueair, an air purification business.
(e)2025 includes a charge for the settlement of cases reached during the year with plaintiff law firms, and an estimated amount for potential future claims relating to litigation arising from products which are no longer manufactured and sold by the Group.
(f)2025 includes an impact of Elida Beauty seller note settlement. 2024 and 2023 impact was driven by interest related to UK tax audit of intangible income and centralised services.
(g)2024 and 2023 comparatives have been re-presented to reflect the demerger of our Ice Cream business.

Strategic Report	Unilever Annual Report on Form 20-F 2025	43

OUR PERFORMANCE
UNDERLYING OPERATING PROFIT AND
UNDERLYING OPERATING MARGIN
Underlying operating profit and underlying operating margin mean operating profit and operating margin before the impact of non-
underlying items within operating profit. Underlying operating profit represents our measure of segment profit or loss, as it is the primary measure used for making decisions about allocating resources and assessing performance of the segments.
The Group reconciliation of operating profit to underlying operating profit is as follows:

€ million	2025	2024(a)	2023(a)
Operating profit	9,037	8,829	8,998
Non-underlying items within operating profit	1,047	1,369	81
Underlying operating profit	10,084	10,198	9,079
Turnover	50,503	52,479	51,680
Operating margin (%)	17.9	16.8	17.4
Underlying operating margin (%)	20.0	19.4	17.6
(a)2024 and 2023 comparatives have been re-presented to reflect the demerger of our Ice
Cream business.
Further details on non-underlying items can be found on page 42 of the consolidated financial statements.
Refer to note 2 on page 137 for the reconciliation of operating profit to underlying operating profit by division. For each division, operating margin is computed as operating profit divided by turnover and underlying operating margin is computed as underlying operating profit divided by turnover.
UNDERLYING EFFECTIVE TAX RATE
The underlying effective tax rate is calculated by dividing taxation, excluding the tax impact of non-underlying items, by profit before tax, excluding the impact of non-underlying items and the share of net profit/(loss) of joint ventures and associates.
This measure reflects the underlying tax rate in relation to profit before tax, excluding non-underlying items before tax and the share of net
(profit)/loss of joint ventures and associates.
Tax impact on non-underlying items within operating profit is the sum of the tax on each non-underlying item, based on the applicable country tax rates and tax treatment.
This is shown in the table:

€ million	2025	2024(b)
Taxation	2,481	2,332
Tax impact of:
Non-underlying items within operating profit	7	88
Non-underlying items not in operating profit but within net profit(a)	(39)	85
Taxation before tax impact of non-underlying items	2,449	2,505
Profit before taxation from continuing operations	8,693	8,371
Share of net (profit)/loss of joint ventures and associates	(245)	(250)
Profit before tax excluding share of net profit/(loss) of joint ventures and associates	8,448	8,121
Non-underlying items within operating profit before tax(a)	1,047	1,369
Non-underlying items not in operating profit but within net profit before tax	34	167
Profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates	9,529	9,657
Effective tax rate (%)	29.4	28.7
Underlying effective tax rate (%)	25.7	25.9
(a)See page 42 for further details.
(b)2024 comparatives have been re-presented to reflect the demerger of our Ice Cream business.
UNDERLYING EARNINGS PER SHARE
Underlying earnings per share (underlying EPS) is calculated as underlying profit attributable to shareholders’ equity divided by the diluted average number of ordinary shares. For 2025 and 2024, the number of shares used in the calculation has been adjusted for the impact of the share consolidation as if it took place at the start of each period presented. In calculating underlying profit attributable to shareholders’ equity, net profit attributable to shareholders’ equity is adjusted to eliminate the post-tax impact of non-underlying items. This measure reflects the underlying earnings for each share unit of the
Group.
The reconciliation of net profit attributable to shareholders’ equity to underlying profit attributable to shareholders’ equity is as follows:

€ million	2025	2024(a)	2023(a)
Net profit from continuing operations	6,213	6,039	6,637
Non-controlling interests	(531)	(609)	(635)
Net profit attributable to shareholders’ equity – used for basic and diluted earnings per share	5,682	5,430	6,002
Post-tax impact of non-underlying items	1,079	1,385	67
Underlying profit attributable to shareholders’ equity – used for underlying earnings per share	6,761	6,816	6,069
Diluted average number of shares (millions of share units)	2,195.3	2,228.5	2,251.0
Diluted EPS (€)	2.59	2.44	2.67
Underlying EPS – diluted (€)	3.08	3.06	2.70
(a)2024 and 2023 comparatives have been re-presented to reflect the demerger of our Ice
Cream business.
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
financial liabilities. Net debt for 2024 is not re-presented and is based on the reported balance sheet as at 31 December 2024.
The reconciliation of total financial liabilities to net debt is as follows:

€ million	2025	2024
Total financial liabilities	(28,278)	(32,053)
Current financial liabilities	(2,582)	(6,987)
Non-current financial liabilities	(25,696)	(25,066)
Cash and cash equivalents as per balance sheet	3,941	6,136
Cash and cash equivalents as per cash flow statement	3,870	5,950
Add: bank overdrafts deducted therein	65	180
Less: cash and cash equivalents held for sale	6	6
Other current financial assets	1,121	1,330
Non-current financial assets derivatives that relate to financial liabilities	140	68
Net debt	(23,076)	(24,519)

44	Unilever Annual Report on Form 20-F 2025	Strategic Report

OUR PERFORMANCE
UNDERLYING EARNINGS BEFORE INTEREST, TAXATION, DEPRECIATION AND AMORTISATION (UEBITDA)
Underlying earnings before interest, taxation, depreciation and amortisation means operating profit before the impact of depreciation, amortisation and non-underlying items within operating profit. We use UEBITDA in assessing our leverage level, which is expressed as net debt/
UEBITDA. UEBITDA for 2024 is presented on a continuing results basis and therefore will show a different leverage level compared to what has been previously reported. The reconciliation of operating profit to UEBITDA is as follows:

€ million	2025	2024(a)
Net profit from continuing operations	6,213	6,039
Net finance costs	503	520
Net monetary loss arising from hyperinflationary economies	68	201
Share of net profit of joint ventures and associates	(245)	(250)
Other income/(loss) from non-current investments and associates	17	(13)
Taxation	2,481	2,332
Operating profit	9,037	8,829
Depreciation and amortisation	1,310	1,236
Earnings before interest, taxation, depreciation and amortisation (EBITDA)	10,347	10,065
Non-underlying items within operating profit	1,047	1,369
Underlying earnings before interest, taxation, depreciation and amortisation (UEBITDA)	11,394	11,434
(a)2024 comparatives have been re-presented to reflect the demerger of our Ice Cream business.
FREE CASH FLOW
Free cash flow (FCF) is defined as cash flow from operating activities, less income taxes paid, net capital expenditure and net interest payments.
It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. FCF reflects an additional way of viewing our liquidity that we believe is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund our strategic initiatives, including acquisitions, if any.
The reconciliation of cash flow from operating activities to FCF is as follows:

€ million	2025	2024(a)	2023(a)
Cash flow from operating activities	10,772	10,913	10,326
Income tax paid	(2,720)	(2,452)	(1,933)
Net capital expenditure	(1,465)	(1,599)	(1,420)
Net interest payments	(666)	(559)	(528)
Free cash flow	5,921	6,304	6,445
Net cash flow (used in)/from investing activities	(2,394)	(423)	(1,411)
Net cash flow (used in)/from financing activities	(9,884)	(6,829)	(7,084)
(a)2024 and 2023 comparatives have been re-presented to reflect the demerger of our Ice Cream business.
CASH CONVERSION
Unilever defines cash conversion as free cash flow, excluding tax on disposal, as a proportion of net profit, excluding P&L on disposal and income from joint ventures (JV), associates and non-current investments (NCI). This reflects our ability to convert profit to cash.

€ million	2025	2024(a)
Net profit from continuing operations	6,213	6,039
Loss/(gain) on disposal of group companies	36	229
Share of net profit of joint ventures and associates	(245)	(250)
Other (income)/loss from non-current investments and associates	17	(13)
Tax on gain on disposal of group companies	239	140
Net profit excluding P&L on disposals, JV, associates, NCI	6,260	6,145
Cash flow from operating activities	10,772	10,913
Free cash flow	5,921	6,304
Cash impact of tax on disposal	328	111
Free cash flow excluding cash impact of tax on disposal	6,249	6,415
Cash conversion from operating activities (%)	173	181
Cash conversion (%)	100	104
(a)2024 comparatives have been re-presented to reflect the demerger of our Ice Cream business.

Strategic Report	Unilever Annual Report on Form 20-F 2025	45

OUR PERFORMANCE
UNDERLYING RETURN ON INVESTED CAPITAL
Underlying return on invested capital (ROIC) is a measure of the return generated on capital invested by the Group. The measure provides a guide rail for long-term value creation and encourages compounding reinvestment within the business, as well as discipline around acquisitions with low returns and long payback. Underlying ROIC is calculated as underlying operating profit after tax divided by the annual average of:
goodwill, intangible assets, property, plant and equipment, net assets held for sale, inventories, trade and other current receivables, and trade payables and other current liabilities.
To present a comparable underlying ROIC for 2024, previously reported 2024 assets and liabilities have been re-presented to exclude those relating to the Ice Cream business.

€ million	2025	2024(c)
Operating profit	9,037	8,829
Tax on operating profit(a)	(2,657)	(2,534)
Operating profit after tax	6,380	6,295

Operating profit	9,037	8,829
Non-underlying items within operating profit	1,047	1,369
Underlying operating profit before tax	10,084	10,198
Tax on underlying operating profit(b)	(2,592)	(2,645)
Underlying operating profit after tax	7,492	7,553
Goodwill	17,709	22,311
Intangible assets	17,055	18,590
Property, plant and equipment	8,992	11,669
Net assets held for sale(d)	93	119
Inventories	4,043	5,177
Trade and other current receivables	7,346	6,011
Trade payables and other current liabilities	(16,939)	(16,690)
Period-end invested capital	38,298	47,187
Adjustment to 2024 period end balance for Ice Cream demerger(e)	—	(6,481)
Adjusted period end invested capital	38,298	40,706
Average invested capital for the period(f)	39,502	39,559
Return on invested capital (%)	16.2	15.9
Underlying return on invested capital (%)	19.0	19.1
(a)Tax on operating profit is calculated as operating profit before tax multiplied by the effective tax rate of 29.4% (2024: 28.7%), which is shown on page 43.
(b)Tax on underlying operating profit is calculated as underlying operating profit before tax multiplied by underlying effective tax rate of 25.7% (2024: 25.9%), which is shown on page 43.
(c)2024 comparatives have been re-presented to reflect the demerger of our Ice Cream business.
(d)2025 excludes €80 million relating to the India Ice Cream business, which is classified as a discontinued operation.
(e)The significant items adjusted are €3.6 billion of goodwill, €2.4 billion of property, plant and equipment, €0.8 billion of intangible assets and €0.3 billion of net working capital.
(f)In order to compute the average invested capital for 2024, we have adjusted the 2023 closing assets balance to also remove the Ice Cream assets and liabilities.
UNDERLYING RETURN ON ASSETS
Underlying return on assets is a measure of the return generated on assets for each Business Group. This measure provides additional insight into the performance of the Business Groups and assists in formulating long-term strategies with respect to allocation of capital across Business
Groups. Business Group underlying return on assets is calculated as underlying operating profit after tax for the Business Group divided by the annual average of: property, plant and equipment, net assets held for sale (excluding goodwill and intangibles), inventories, trade and other current receivables, and trade payables and other current liabilities for each Business Group. The annual average is computed by adding the amounts at the beginning and end of the calendar year and dividing by two. Where possible, balances are specifically attributed to each
Business Group. For trade and other current receivables, balances are allocated to Business Groups in the ratio of annual Business Group turnover to total Unilever turnover. For trade and other payables, balances are allocated to Business Groups in the ratio of annual Business
Group cost of sales to total Unilever cost of sales.

46	Unilever Annual Report on Form 20-F 2025	Strategic Report

OUR PERFORMANCE
UNDERLYING RETURN ON ASSETS continued

€ million	Beauty & Wellbeing	Personal Care	Home Care	Foods	Total
2025
Operating profit	2,077	2,700	1,512	2,748	9,037
Tax on operating profit	(611)	(794)	(444)	(808)	(2,657)
Operating profit after tax	1,466	1,906	1,068	1,940	6,380

Operating profit	2,077	2,700	1,512	2,748	9,037
Non-underlying items within operating profit	(394)	(273)	(206)	(174)	(1,047)
Underlying operating profit before tax	2,471	2,973	1,718	2,922	10,084
Tax on underlying operating profit	(635)	(764)	(442)	(751)	(2,592)
Underlying operating profit after tax	1,836	2,209	1,276	2,171	7,492
Property, plant and equipment	1,978	2,750	1,975	2,289	8,992
Net assets held for sale(a)	–	(7)	16	11	20
Inventories	1,150	1,173	717	1,003	4,043
Trade and other receivables	1,869	1,914	1,682	1,881	7,346
Trade payables and other current liabilities	(4,349)	(4,270)	(4,127)	(4,193)	(16,939)
Period-end assets (net)	648	1,560	263	991	3,462
Average assets for the period (net)	728	1,607	355	1,084	3,774
Return on assets (%)	201	119	301	179	169
Underlying return on assets (%)	252	137	359	200	199
(a)2025 excludes €80 million relating to the India Ice Cream business, which is classified as a discontinued operation.

€ million	Beauty & Wellbeing	Personal Care	Home Care	Foods	Ice Cream(b)	Total
2024
Operating profit	1,970	2,739	1,521	2,599	n/a	8,829
Tax on operating profit	(566)	(787)	(437)	(746)	n/a	(2,536)
Operating profit after tax	1,404	1,952	1,084	1,853	n/a	6,293

Operating profit	1,970	2,739	1,521	2,599	n/a	8,829
Non-underlying items within operating profit	(582)	(275)	(264)	(248)	n/a	(1,369)
Underlying operating profit before tax	2,552	3,014	1,785	2,847	n/a	10,198
Tax on underlying operating profit	(662)	(782)	(463)	(738)	n/a	(2,645)
Underlying operating profit after tax	1,890	2,232	1,322	2,109	n/a	7,553
Property, plant and equipment	1,942	2,817	2,134	2,392	2,384	11,669
Net assets held for sale	–	(7)	19	13	—	25
Inventories	1,241	1,171	737	1,093	935	5,177
Trade and other receivables	1,344	1,391	1,262	1,364	650	6,011
Trade payables and other current liabilities	(3,719)	(3,718)	(3,706)	(3,684)	(1,863)	(16,690)
Period-end assets (net)	808	1,654	446	1,178	2,106	6,192
Adjustment to 2024 period-end balance for Ice Cream demerger					(2,106)	(2,106)
Adjusted period-end assets (net)	808	1,654	446	1,178	—	4,086
Average assets for the period (net)	767	1,354	386	951	n/a	3,458
Return on assets (%)	183	144	281	195	n/a	182
Underlying return on assets (%)	246	165	342	222	n/a	218
(b)The 2024 Ice Cream figures are re-presented following the demerger – the 2024 operating profit numbers are not shown because they are presented as discontinued operations in 2025.
The balance sheet numbers are reallocated as a consequence of the demerger as set out above.
OTHER INFORMATION
Accounting standards and critical accounting policies
The consolidated financial statements have been prepared in accordance with IFRS as adopted by the UK and IFRS as issued by the
International Accounting Standards Board. The accounting policies are consistent with those applied in 2024 except for the recent accounting developments as set out in note 1 on pages 133 to 135. The critical accounting estimates and judgements and those that are most significant in connection with our financial reporting are set out in note 1 on pages 133 to 135.
Auditor’s report
The Report of the Independent Registered Public Accounting Firm issued by KPMG LLP on the consolidated results of the Group, as set out in the financial statements, was unqualified and contained no exceptions or emphasis of matter. See pages 111 to 127 for more details.
2024 financial review
The financial review for the year ended 31 December 2024 can be found on pages 58 to 64 of our Annual Report and Accounts on Form 20-F
filed with the United States Securities and Exchange Commission on 13 March 2025.

Strategic Report	Unilever Annual Report on Form 20-F 2025	47

OUR PERFORMANCE
Additional Non-Financial Disclosures
SECTION 172 STATEMENT
Under Section 172 of the UK Companies Act 2006 (‘Section 172’), directors must act in the way that they consider, in good faith, would be most likely to promote the success of their company. In doing so, our Directors must have regard to stakeholders and the other matters set out in
Section 172. Our Section 172 statement includes the information set out on pages 60 to 61 of the Governance Report. This identifies our key stakeholders, provides examples of how the business engaged with them during 2025, and includes details on how our Directors have taken steps to understand the needs and priorities of these stakeholders when setting Unilever’s strategy and taking decisions concerning the business.
This may be by direct engagement or via their delegated committees and forums, and the relevance of each stakeholder group may vary depending on the matter at hand. See the Review of the Year section on pages 6 to 30 for further details.
EMPLOYEES
Characteristics of the undertaking’s employees
Employee headcount by geography and type

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
■Non-guaranteed hours employee: Those employed without a guarantee of a minimum or fixed number of working hours. Examples may include employees with zero-hour contracts and on-call employees.

The total headcount per country is compared to the total headcount of Unilever employees to identify any countries of significant employment (>50 employees that represent more than 10% of headcount).

Movements in headcount	2025
1 January	120,040
Hires and leavers	(4,682)
Ice Cream	(19,266)
31 December	96,092
The tables below show the breakdown of Unilever’s employees by geography and type as at 31 December.

Employee headcount by geography	2025	2024
Asia Pacific Africa	49,891	58,026
The Americas	29,315	37,304
Europe	16,886	24,710
Total Headcount(a)	96,092	120,040
(a)Please refer to note 4 of the Financial Statements on page 140 for equivalent headcount data.

Employee headcount by type	2025	2024
Permanent	93,731	115,964
Temporary	2,359	3,902
Non-guaranteed hours	2	174
Total Headcount	96,092	120,040
Total employee turnover

Employee start and exit dates are based on employment dates. Temporary employees (those working for a defined period) are excluded as they have come to the end of their contract rather than leaving voluntarily or due to dismissal, retirement or death in service.
Average headcount is calculated as the sum of weighted monthly headcount from December of the previous reporting period to December of the current reporting period, with the following weighting:
■January to November 2025: Weighting of 1
■December 2024 and December 2025: Weighting of 0.5
Employee turnover rate is calculated as a percentage of Unilever employees who have left in the reporting period over the average headcount.

Employee turnover	2025	2024
Total turnover of employees in year (headcount)	16,527	17,334
Rate of employee turnover (%)	17.2%	14.5%
The increase in employee turnover, seen between 2024 and 2025, is primarily due to the impact of Unilever’s productivity programme.

48	Unilever Annual Report on Form 20-F 2025	Strategic Report

OUR PERFORMANCE
Collective bargaining coverage and social dialogue

Unilever does not have any EEA countries that meet the criteria of significant employment. Therefore we do not report (i) collective bargaining by region within the
EEA, or (ii) in relation to social dialogue, the percentage of employees covered at the establishment level by workers’ representatives by country.

Employees covered by collective bargaining agreements	2025	2024
Total percentage of employees covered by collective bargaining agreements	53.3%	54.6%
Percentage of Unilever employees covered by collective bargaining agreements by region

	Number of non-EEA countries
Collective bargaining coverage rate	2025	2024	Non-EEA Countries
0-19%	38	39
Azerbaijan, Cambodia, Canada, China, Costa Rica, Dominican Republic, Ecuador,
Egypt, El Salvador, Ethiopia, Guatemala, Honduras, Hong Kong, Jordan, Kazakhstan,
Korea, Republic of, Laos, Lebanon, Malaysia, Myanmar, New Zealand, Nicaragua,
Panama, Paraguay, Peru, Puerto Rico, Qatar, Saudi Arabia, Serbia, Singapore,
Taiwan, Trinidad and Tobago, Uganda, Ukraine, United Arab Emirates, United States
of America, Uruguay, Zimbabwe

20-39%	8	7	Australia, Chile, Colombia, Ghana, Mexico, Philippines, Turkey, United Kingdom
40-59%	5	12	Algeria, India, Pakistan, South Africa, Switzerland
60-79%	9	7	Bangladesh, Bolivia, Israel, Kenya, Morocco, Nepal, Nigeria, Sri Lanka, Tunisia
80-100%	7	5	Argentina, Brazil, Côte d’Ivoire, Indonesia, Japan, Thailand, Vietnam

Governance Report

50	Governance Report Overview
52	Board of Directors
54	Unilever Leadership Executive (ULE)
56	Operation of the Board
62	Additional Information
65	Report of the Nominating and Corporate
Governance Committee
70	Report of the Audit Committee
75	Report of the Corporate Responsibility Committee
78	Directors’ Remuneration Report

50	Unilever Annual Report on Form 20-F 2025	Governance Report
Governance
Report Overview
Our commitment to strong corporate
governance is the basis for our
leadership and values in changing
times and is a vital component of our
growth strategy. This Report provides
details of our governance structures,
our Board and Executive leadership,
and discusses key matters that arose
in the year.
Ian Meakins
Chair
INTRODUCTION AND UNILEVER’S STRUCTURE
The corporate governance statement for Unilever PLC (Unilever or the
Company) is set out here. The following pages outline our governance structure, introduce the members of our Board, and highlight the Unilever Leadership Executive (ULE). We discuss the Board’s operations and key activities throughout the year as well as our engagement with stakeholders. We also include the statutory
information required across the jurisdictions where Unilever is listed.
Unilever, incorporated in England and Wales in 1894, is the parent company of the Unilever Group. Unilever’s shares are traded through its Equity Shares (Commercial Companies) category listing on the
London Stock Exchange (ULVR) and its listing on the Amsterdam
Exchange Index on Euronext (UNA). Unilever’s shares are also traded on the New York Stock Exchange (UL) in the form of American
Depositary Shares, with one American Depositary Share representing one Unilever ordinary share. Unilever publishes financial information on a quarterly basis and these reports are available at
www.unilever.com/investors. Details of the quarterly dividends for the financial year ended 31 December 2025, and other shareholder information, are included on pages 151 and 201. Unilever’s significant subsidiaries are set out in note 27 on page 183, and Unilever’s subsidiaries are detailed on pages 192 to 200, with branches also listed on page 200.

The Board of Unilever has implemented standards of corporate governance and disclosure policies applicable to a UK incorporated company, with listings in London, New York and Amsterdam.
Application of the provisions of the 2024 UK Corporate Governance Code (the ‘Code’)

In respect of the year ended 31 December 2025, Unilever
was subject to the Code (available at www.frc.org.uk). The Board is pleased to confirm that Unilever applied the principles and complied with all the provisions of the Code throughout 2025.
Our Governance Framework, setting out the Board and Committee responsibilities, is on page 51. The leadership role of our Board and the ULE are explained in Operation of the Board on pages
56 and 57. The ways in which Unilever ensures compliance with the Code can be found as follows:

Board leadership and Company purpose	page
Long-term value and sustainability	72, 76-77
Culture	16, 59, 79
Shareholder engagement	58
Stakeholder engagement and Principal Board Decisions	60-61
Conflicts of interest	57
Role of the Chair	56

Division of responsibilities
Non-Executive Directors	56-57
Independence	57

Composition, succession and evaluation
Appointments and succession planning	66
Skills, experience and knowledge	68
Length of service	69
Evaluation	57
Workforce engagement	58

Audit, risk and internal control
Committee	70
Integrity of financial statements	71
Fair, balanced and understandable	72
Risk management and internal controls	72-73
External auditors	73-74
Principal and emerging risks	72-73

Remuneration
Policies and practices	78-108
Link to strategy	97
Independent judgement and discretion	79

Unilever also complied with the Listing Standards of the New York Stock Exchange applicable to foreign private issuers. See page 64 for further information.

Governance Report	Unilever Annual Report on Form 20-F 2025	51

GOVERNANCE REPORT OVERVIEW
UNILEVER’S GOVERNANCE STRUCTURE
The Board has ultimate responsibility for the management, general affairs, culture, direction, performance and long-term success of Unilever. In particular, the Board has responsibility for the development of strategy, material acquisitions and divestments, material capital expenditure, the Company’s capital structure and other financing matters. It should ensure that Unilever has the necessary resources, policies and practices in place to meet its objectives and to measure performance against them.
The Board discharges some of its responsibilities directly and others through four principal Committees: the Nominating and Corporate
Governance Committee, the Audit Committee, the Corporate
Responsibility Committee and the Remuneration Committee. The
Board is also supported by two management
committees: the Disclosure Committee and the Global Code and Policy
Committee. A summary of each Committee’s remit is set out below, with further details provided in the Governance of Unilever. The
Reports of each of the principal Committees are available on pages 65,
70, 75 and 78. The Report of the Audit Committee includes a
description of the risk management and internal control arrangements for the Group. The Unilever Leadership Executive (ULE) supports the
CEO in his work, and members of the ULE attend Board meetings on relevant items by invitation (see below and on page 56).
The formal powers of the Board are set out in the Articles of
Association of Unilever. The Articles of Association and the
Governance of Unilever are available at www.unilever.com/investors/
corporate-governance.

BOARD The Board’s primary role is to ensure the long-term success of Unilever

Board Committees provide independent oversight and rigorous challenge

Nominating
and Corporate
Governance Committee
(NCGC)
Reviews the composition of
the Board and Committees
and makes recommendations
to the Board on suitable
candidates for appointment
to the Board and
Committees.
Assists the Board on Board
and senior management
succession planning,
including appointments to the
ULE, conflicts of interest and
independence.

Audit
Committee (AC)
Monitors the integrity of
Unilever’s financial
statements and sustainability
reporting. Ensures the
effectiveness of the internal
audit function, internal
controls and risk
management processes, and
manages the relationship
with the external auditor.

Corporate
Responsibility
Committee (CRC)
Considers policies for
Unilever’s conduct as a
responsible and ethical
global business. Reviews
sustainability-related risks
and reputational matters, and
provides guidance and
recommendations
to the Board on
sustainability and
reputational matters.

Remuneration
Committee (RC)
Determines the remuneration
framework/policy for
the Executive Directors and
the ULE. Considers
alignment with regulation,
market practice and
principles
of good governance, and
ensures remuneration is
linked to corporate and
individual performance.
Reviews remuneration-
related workforce policies
and practices.

CEO & ULE The CEO, supported by the ULE, is responsible for ensuring delivery of the Group’s strategy, business plans and financial performance.

Disclosure Committee
Responsible for overseeing the accuracy, materiality and
timeliness of disclosure of financial, non-financial and other public announcements. Also evaluates and oversees the
adequacy of Unilever’s disclosure controls and procedures.

Global Code and Policy Committee
Responsible for ensuring that all Unilever employees,
as well as third parties working with or on behalf of Unilever, do so in compliance with the requirements
of Unilever’s Code of Business Principles.

Unilever PLC’s Articles of Association, its principal constitutional document, were adopted on 21 October 2025. The Articles may only be amended by a special resolution of shareholders.
The Governance of Unilever, dated 1 January
2026, sets out a comprehensive summary of how the
Board operates and the terms of reference for the
Committees. The Governance of Unilever is reviewed
and updated regularly by Board resolution.

52	Unilever Annual Report on Form 20-F 2025	Governance Report
Board of Directors
The Board has ultimate responsibility for the management, general affairs, culture, direction, performance and long-term success of Unilever.

Ian Meakins
Chair and Non-Executive Director
Nationality British Age 69
Appointed 1 September 2023
Appointed Chair 1 December 2023
Chair of NCGC
Current external appointments
Compass Group plc (Chair).
Previous experience
Rexel SA (Chair); Ferguson plc
(CEO); Travelex Holdings Ltd
(CEO); Alliance UniChem (CEO).

Fernando Fernandez
Chief Executive Officer
Nationality Argentinian Age 59
Appointed 1 January 2024
Appointed CEO 1 March 2025
Current external appointments
None.
Previous experience
Unilever PLC (CFO); Beauty &
Wellbeing (President); Latin America
(EVP); Brazil (EVP); Philippines
(SVP); Global Hair Care (SVP).

Srinivas Phatak
Chief Financial Officer
Nationality Indian Age 54
Appointed CFO 16 September 2025
Current external appointments
Coats Group plc (NED).
Previous experience
Unilever PLC (Acting CFO); Unilever
PLC (Deputy CFO and Group
Controller); Hindustan Unilever Ltd
(CFO); VP Finance Supply Chain
Americas; UniOps (Head
of Financial Services).

Adrian Hennah
Non-Executive Director
Nationality British Age 68
Appointed November 2021
Chair of AC and member of NCGC
Current external appointments
J Sainsbury plc (NED); Oxford
Nanopore Technologies plc (NED);
Council of Imperial College, London
(Independent Member of Council).
Previous experience
Reckitt Benckiser Group plc
(Executive Director & CFO);
RELX plc (NED).

Susan Kilsby
Vice Chair/Senior Independent
Director
Nationality American/British
Age 66
Appointed August 2019
Chair of RC and member of AC
Current external appointments
COFRA Holding AG (NED); Fortune
Brands Innovations (Chair); Diageo
plc (SID); UK Takeover Panel.
Previous experience
NHS England (NED); BBA Aviation
(SID); BHP plc (SID); L’Occitane
International (NED); Keurig Green
Mountain (NED); Coca-Cola
HBC AG (NED); Goldman Sachs
International (NED); Shire plc
(Chair); Credit Suisse, Mergers
& Acquisitions, EMEA (Chair).

Governance Report	Unilever Annual Report on Form 20-F 2025	53

BOARD OF DIRECTORS

Ruby Lu
Non-Executive Director
Nationality Chinese Age 55
Appointed November 2021
Member of AC and CRC
Current external appointments
Yum China Holdings, Inc. (NED);
Volvo Car AB (Board member);
Kuaishou Technology (NED).
Previous experience
iKang Healthcare Group (NED);
BlueCity Holdings Limited (NED);
UniChem (CEO).

Judith McKenna
Non-Executive Director
Nationality American/British
Age 59
Appointed March 2024
Chair of CRC and member of RC
Current external appointments
Delta Air Lines, Inc. (NED).
Previous experience
Walmart International (President
& CEO); Walmart US (EVP & COO);
Walmex (Chair); Flipkart (Director
& Compensation Committee Chair);
PhonePe (Director & Compensation
Committee Chair).

Nelson Peltz
Non-Executive Director
Nationality American Age 83
Appointed July 2022
Member of RC
Current external appointments
Madison Square Garden Sports
Corp. (NED); Trian Fund
Management L.P. (CEO & Founding
Partner).
Previous experience
The Wendy’s Company (Non-
Executive Chair); Legg Mason, Inc.
(NED); Janus Henderson Group plc
(NED); Invesco Ltd (NED); The
Procter & Gamble Company (NED);
Sysco Corporation (NED); Ingersoll
Rand plc (NED); H.J. Heinz
Company (NED); Triarc Companies,
Inc. (CEO & Chair).

Benoît Potier
Non-Executive Director
Nationality French Age 68
Appointed January 2025
Member of AC and CRC
Current external appointments
Air Liquide (Chair of the Board);
Siemens AG (NED, Supervisory
Board).
Previous experience
Air Liquide (CEO); Danone (NED);
Michelin (NED).

Zoe Yujnovich
Non-Executive Director
Nationality Australian/British
Age 51
Appointed March 2025
Member of NCGC and CRC
Current external appointments
National Grid plc (CEO).
Previous experience
Shell plc (Integrated Gas and
Upstream Director); Rio Tinto
(President & CEO of the Iron Ore
Company of Canada).

Appointment to the Board
On 7 October 2025, we announced that Belén Garijo López would be appointed to the Board. Please see page 65 for further details.
Key
NCGC is the Nominating and Corporate Governance Committee
AC is the Audit Committee
RC is the Remuneration Committee
CRC is the Corporate Responsibility Committee
NED is Non-Executive Director

54	Unilever Annual Report on Form 20-F 2025	Governance Report
Unilever Leadership Executive (ULE)
The ULE is responsible for execution of strategy and day-to-day management of Unilever. The ULE comprises:

Fernando Fernandez
Chief Executive Officer
Nationality Argentinian Age 59
Joined ULE April 2022
Joined Unilever 1988
Appointed CFO 1 January 2024
Appointed CEO 1 March 2025
Current external appointments
None.
Previous experience
Unilever PLC (CFO); Beauty &
Wellbeing (President); Latin America
(EVP); Brazil (EVP); Philippines
(SVP); Global Hair Care (SVP).

Eduardo Campanella
Business Group President,
Home Care
Nationality Brazilian Age 45
Joined ULE January 2024
Joined Unilever 2003
Current external appointments
None.
Previous experience
Home Care (Chief Marketing Officer);
Home Care Latin America & Brazil
(VP); Personal Care (VP and Digital
Champion Mexico & Caribbean);
Personal Care (Marketing Director
and Digital Champion Brazil); Ice
Cream (Regional Marketing
Director); Hair Care (Marketing
Manager); Spreads (Regional
Marketing Manager).

Fabian Garcia
Business Group President,
Personal Care
Nationality American Age 66
Joined ULE January 2020
Joined Unilever 2020
Current external appointments
Wells Fargo Corporation (Board
member); Council on Foreign
Relations in the US (Member).
Previous experience
Unilever North America (President);
Revlon (President & CEO); Colgate-
Palmolive (COO, President of Asia/
Pacific Division, EVP Latin America);
P&G (President of Asia Pacific
Fragrance & Beauty Category,
General Manager of Taiwan, General
Manager of Max Factor, Japan);
Kimberly-Clark Corporation (NED);
Arrow Electronics (NED).

Srinivas Phatak
Chief Financial Officer
Nationality Indian Age 54
Joined ULE September 2025
Joined Unilever 1999
Appointed CFO 16 September 2025
Current external appointments
Coats Group plc (NED).
Previous experience
Unilever PLC (Acting CFO);
Unilever (Deputy CFO and Group
Controller); Hindustan Unilever Ltd
(CFO); VP Finance Supply Chain
Americas; UniOps (Head of Financial
Services).

Reginaldo Ecclissato
President, 1 Unilever Markets
Nationality Brazilian/Italian Age 57
Joined ULE January 2022
Joined Unilever 1991
Current external appointments
The Magnum Ice Cream Company
(NED); Unilever Fima, Lda. (Board
member); Gallo Worldwide, Lda.
(Board member).
Previous experience
IDH (Supervisory Board Member);
Unilever (Chief Business Operations
& Supply Chain Officer); Mexico,
Caribbean & Central America (EVP);
North America & Latin America (EVP
Supply Chain); Home Care for the
Americas (VP Supply Chain).

Prakash Kakkad
Chief Legal Officer & Group
Company Secretary
Nationality British Age 39
Joined ULE March 2026
Joined Unilever 2023
Current external appointments
Pre-Emption Group Independent
Member (Financial Reporting
Council), Non-Council Member
– Company Law Committee
(The Law Society).
Previous experience
Unilever (General Counsel, Corporate
and Deputy Group Secretary); BHP
Group (Head of Group Governance,
Global); Barclays plc (VP, Corporate
Legal); Herbert Smith
Freehills Kramer (Senior Associate,
Corporate).

Governance Report	Unilever Annual Report on Form 20-F 2025	55

UNILEVER LEADERSHIP EXECUTIVE (ULE)

Priya Nair
CEO & Managing Director, Hindustan
Unilever Limited
Nationality Indian Age 53
Joined ULE January 2024
Joined Unilever 1995
Current external appointments
None.
Previous experience
Business Group President, Beauty
& Wellbeing; Unilever Beauty &
Wellbeing (Global CMO); Beauty
& Personal Care (EVP South Asia);
Home Care (Director & CCVP South
Asia).

Heiko Schipper
Business Group President, Foods
Nationality Dutch Age 56
Joined ULE May 2024
Joined Unilever 2024
Current external appointments
None.
Previous experience
Bayer (Member of Board
of Management & President,
Consumer Health Division); Nestlé
(Member of Group Executive Board
& CEO Nestlé Nutrition).

Willem Uijen
Chief Supply Chain and Operations
Officer
Nationality Dutch Age 50
Joined ULE January 2025
Joined Unilever 1999
Current external appointments
IDH (Member of the Supervisory
Board); Zero 100 (Member of the
Advisory Board).
Previous experience
Unilever (Chief Procurement Officer);
Hindustan Unilever (Executive
Director of Supply Chain); South
Asia, South East Asia & Australasia
(Head of Supply Chain); Home Care
(VP Supply Chain); Home Care,
Latin America (VP Supply Chain);
Mexico & Caribbean (VP Supply
Chain).

Mairéad Nayager
Chief People Officer
Nationality Irish Age 51
Joined ULE June 2024
Joined Unilever 2024
Current external appointments
None.
Previous experience
Haleon plc (Chief HR Officer);
Diageo plc (Chief HR Officer).

Richard Slater
Chief R&D Officer
Nationality British Age 48
Joined ULE April 2019
Joined Unilever 2019
Current external appointments
Future Origins, Inc. (NED); Prime
Minister's Council for Science
& Technology (Member); Leverhulme
Trust (Board member).
Previous experience
GSK plc (Head of R&D, Consumer
Healthcare, now Haleon plc); Reckitt
Benckiser Group plc (Head of R&D,
Health, Personal Care and
Wellbeing); Reckitt Benckiser Group
plc (senior R&D roles across Health,
Personal Care and Home Care); The
Boots Company plc (various R&D
and Supply roles).

Beauty & Wellbeing Business Group
Following the appointment of Priya Nair as Chief Executive Officer &
Managing Director of Hindustan Unilever Limited,
oversight of the Beauty & Wellbeing Business Group has been led by Fernando Fernandez.
Changes since 2025 year-end
Esi Eggleston Bracey left her role as Chief Growth and Marketing
Officer of Unilever on 31 January 2026.
Leandro Barreto has been appointed as Chief Marketing Officer,
Unilever, and Beauty & Wellbeing. He is not a member of the
Unilever Leadership Executive.
Maria Varsellona left her role as Chief Legal Officer and Group
Secretary of Unilever on 28 February 2026.
Prakash Kakkad was appointed Chief Legal Officer and Group
Company Secretary and a member of the Unilever Leadership
Executive with effect from 1 March 2026.

56	Unilever Annual Report on Form 20-F 2025	Governance Report
Operation of the Board
ROLE OF THE CHAIR
The Chair leads the Board and is responsible for its overall effectiveness in directing the Unilever Group. The Chair sets the
Board’s agenda, ensures the Directors receive accurate, timely and clear information, promotes and facilitates constructive relationships and effective contribution of all the Executive and Non-Executive
Directors, and fosters a culture of openness and debate.
BOARD AND COMMITTEE MEETINGS
There were six scheduled Board meetings in 2025. The meetings were held in the UK or virtually.
When there is a Board meeting, the Non-Executive Directors usually also meet without the Executive Directors present. The Chair, or in his absence, the Senior Independent Director (SID), chairs such meetings.
The Group Company Secretary supports the Board to ensure it has the policies, processes, information, time and resources to function effectively and efficiently.
Attendance during the year at each of the Committee meetings is set out below. Further information is provided in the relevant Committee reports.
RELATIONSHIP WITH UNILEVER LEADERSHIP
EXECUTIVE
The Board delegates day-to-day management of Unilever to the Chief
Executive Officer. The Chief Executive Officer leads the Unilever
Leadership Executive (ULE) in carrying out the strategy determined by the Board. The roles of the ULE members are set out on pages 54 and
55. The ULE meets regularly to discuss all aspects of the business, including strategy, the allocation of resources, investment, M&A opportunities, culture, financial performance and non-financial performance. Members of the ULE are regularly required to attend
Board meetings to update the Board on performance and other
matters. There is an annual Board meeting to discuss strategy and there are regular updates at Board meetings between these times.
The Board has also delegated certain finance matters to both the Chief
Executive Officer and the Chief Financial Officer in order to facilitate the efficient conduct of such matters.
BOARD AND COMMITTEE ATTENDANCE

Position	Board	NCGC	AC	CRC	RC
Chair
Ian Meakins	6/6	5/5	–	–	5/5
Non-Executive Directors
Adrian Hennah	6/6	5/5	9/9	–	–
Susan Kilsby	6/6	–	9/9	3/3	2/2
Ruby Lu	6/6	–	9/9	5/5	–
Judith McKenna	5/6	–	–	4/5	5/5
Nelson Peltz	5/6	–	–	–	5/5
Benoît Potier[1]	6/6	–	8/9	4/5	–
Zoe Yujnovich[2]	5/5	4/4	–	4/4	–
Executive Directors
Fernando Fernandez	6/6	–	–	–	–
Srinivas Phatak[3]	2/2	–	–	–	–
Former Directors
Andrea Jung[4]	2/2	2/3	–	–	3/3
Hein Schumacher[5]	1/1	–	–	–	–

1.Joined the Board as a Non-Executive Director on 1 January 2025 and was appointed to the AC and the CRC.
2.Joined the Board as a Non-Executive Director on 1 March 2025 and was appointed to the NCGC and CRC.
3.Appointed as CFO on 16 September 2025.
4.Stepped down as a Non-Executive Director on 30 April 2025.
5.Stepped down as a Director on 1 March 2025.

NON-EXECUTIVE DIRECTORS’ ROLE
The Non-Executive Directors exercise objective judgement in respect of Board decisions, providing scrutiny and challenge to hold management to account. Non-Executive Directors offer strategic guidance and specialist advice based on the breadth of experience and knowledge they bring to the Board.
Non-Executive Directors are required to have sufficient time available to discharge their responsibilities effectively and to continuously develop their knowledge of the business. Their role incorporates the review of information in advance of Board meetings to ensure that thorough preparation for, and debate at, Board meetings is possible.
On appointment, the Non-Executive Directors complete an induction process, which includes meetings with the ULE, senior members of management, advisers, and the internal and external auditors. These include understanding key risk areas in the business and providing insight into the culture of the organisation.
Non-Executive Directors have full access to senior management and take opportunities to meet them on a regular basis. There is also an opportunity to visit Unilever’s operations in person, which gives
Non-Executive Directors the ability to meet members of the workforce from different levels of the organisation. This is regularly supplemented throughout each year with ongoing updates and information on key matters relating to the business, including governance, sustainability, risk management and regulatory issues, as well as updates on the business itself. In 2025, the Board considered presentations on developments in relation to safety, R&D, cyber security and human rights.
All Directors are expected to attend each Board meeting and each
Committee meeting of which they are members, unless there are exceptional reasons preventing them from participating. Only members of the Committees are entitled to attend Committee meetings, but others may attend at the Committee Chair’s discretion. Executive
Directors attend Committee meetings by invitation only.

Governance Report	Unilever Annual Report on Form 20-F 2025	57

OPERATION OF THE BOARD
If Directors are unable to attend a Board or Committee meeting, they have the opportunity beforehand to discuss any agenda items with the
Chair or the relevant Committee Chair.
BOARD APPOINTMENT
The report of the Nominating and Corporate Governance Committee on pages 65 to 69 describes the work of the Committee, including in relation to Board appointments and recommendations for re-election.
The procedure for the nomination and appointment of Directors is also contained within the document entitled ‘Appointment procedure for
PLC Directors’, which is available on our website at unilever.com.
Directors may be appointed by a simple majority vote of shareholders at a general meeting, or on an interim basis by the Board (in which case they will offer themselves for election at the next AGM).
COMPOSITION, BALANCE AND INDEPENDENCE
OF THE BOARD
As at 31 December 2025, the Unilever Board comprised ten Directors:
the Chair, two Executive Directors and seven independent Non-
Executive Directors.
The balance of Directors on the Board ensures that no individual or small group of Directors can dominate the decision-making process.
The biographies on pages 52 and 53, and the table on page 68 in the
Nominating and Corporate Governance Committee Report,
demonstrate a Board with a broad range of sector experience, skills and knowledge. All Non-Executive Directors are considered to have the appropriate skills, knowledge, experience and character to bring objective and constructive judgement and valuable insights to the
Board’s deliberations.
The Chair carries out an annual review of the performance of the Directors, which is facilitated externally every three years. This is in addition to a thorough review of the Non-Executive Directors’ and their related or connected persons’ relevant relationships in line with best practice guidelines in the UK
and US.
The Board has determined that all the Non-Executive Directors were independent in accordance with the applicable corporate governance requirements during the period covered by this report.
The Chair was considered to be independent on appointment and is committed to ensuring that the Board continues to comprise a majority of independent Non-Executive Directors.
BOARD SUSTAINABILITY PROCESSES AND SKILLS
Sustainability is important for our consumers and our wider stakeholder base, including suppliers, customers and employees. The Board and the Unilever Leadership Executive provide leadership on sustainability as part of the Company’s strategic focus. All Directors are engaged in sustainability matters.
The areas considered by the Board in 2025 are set out in the
Stakeholder Engagement section on pages 60 and 61.
The governance of sustainability, covering social, human rights, business conduct and environmental matters, is detailed in
the Sustainability Statement and this Governance Report.
The Corporate Responsibility Committee, under the Board’s
governance, primarily handles these issues. The Chief Corporate
Affairs and Communications Officer attends all Corporate
Responsibility Committee meetings, ensuring external expertise is included as needed. The Committee Chair ensures that the Board receives relevant information in the form of briefing materials and access to external expertise, in particular when specific matters are under consideration for Board approval. The Chair reports the
Committee’s considerations to the Board, which are then discussed in
Board meetings.
The Chief Corporate Affairs and Communications Officer reports to the
CEO on all sustainability matters relating to our four priority areas:
climate, nature, plastics and livelihoods. The Chief Supply Chain and
Operations Officer, who is responsible for key social and environmental issues within Unilever’s Supply Chain, reports to the CFO. This ensures that both executive directors are closely involved in assessing the impacts, risks and opportunities related to social and sustainability matters.
The CEO and CFO have a wide range of knowledge and skills
on sustainability topics from previous leadership roles.
The Non-Executive Directors bring significant experience in social and sustainability issues from various industries, including retail, energy, technology, financial, and other industrial sectors. The recruitment of new Non-Executive Directors focuses on their skills and experience as set out in the matrix on page 68, which encompasses sustainability to ensure a diverse range of views.
CONFLICTS OF INTEREST
Directors have a statutory duty to avoid actual or potential conflicts of interest. Under Articles 88 to 92 of the Articles of Association of the
Company, there are procedures in place to identify and, if applicable, authorise any conflicts of interest. Unless authorised by the Board, together with compliance with any restrictions that have been required of such a Director, a Director may not take part in the decision-taking process of the Board in respect of any situation in which he or she has a conflict of interest.
The interests of new Directors are reviewed during the recruitment process and authorised (if appropriate) by the Board at the time of their appointment. Directors have a continuing duty to update the Board on any changes to their external appointments, which are also reviewed by the Board on a regular basis.
Unilever recognises that the Executive Directors acting as directors of other companies is beneficial from a personal development
perspective and, therefore, also beneficial to the Group. The number of external directorships of listed companies is generally limited to one per Executive Director to reduce the risk of excessive commitment, and prior approval is required from the Chair.
BOARD EVALUATION
Each year, the Board formally assesses its own performance, including with respect to its composition and how effectively its members work together to achieve objectives. In 2025, an external evaluation of the effectiveness of the Board and its Committees was conducted by the consultancy firm No 4. There is no other connection between No 4 and Unilever PLC or any of the Directors of Unilever PLC.
The evaluation was informed by independent feedback from each of the
Directors, as well as observation through No 4’s attendance at a Board meeting in October 2025. The effectiveness of the Board and each
Committee, including their key strengths and areas for development, were assessed. The overall findings for the Board were positive, with a strong level of satisfaction reported among Board members. The resulting priorities for future focus, compiled by No 4, have been communicated to the Board.
The outcomes of such evaluations are taken into consideration when assessing Directors for proposed re-election, as well as in relation to
Board composition.
The outcome of the evaluation of the Board’s Committees is referred to in each Committee Report.

58	Unilever Annual Report on Form 20-F 2025	Governance Report

OPERATION OF THE BOARD
WORKFORCE ENGAGEMENT
The Board believes that taking into account feedback from
the workforce widens the range of its views when making business decisions. Given Unilever’s global footprint and scope of operations, the Board believes that the most effective way of organising its engagement with employees is to share the responsibility among all
Non-Executive Directors. This enables all Directors to participate and provides employees with access to a broad range of Board members.
Unilever’s Workforce Engagement Policy provides for workforce engagement in a variety of ways, both face-to-face and virtually, through sessions with Non-Executive Directors, engaging with employee representatives, site visits, and employee surveys such as
UniVoice (see below for further information). These engagement activities cover the entire workforce demographic in terms of geography, Business Groups, length of service, work level/seniority, and both supply chain and office staff.
In 2025, the Non-Executive Directors participated in four workforce engagement events held virtually. A wide range of topics was discussed, including those that are personal to the workforce and those of a more business and strategic nature. Topics included: reward and executive pay, safety, cultural transformation, and the Beauty &
Wellbeing business.
Employee survey results from 2025 showed that engagement
improved further, remaining over industry benchmarks. However, challenges were identified in relation to employees being able to manage competing business priorities in the most effective way and, within a complex organisation, the efficiency of some processes could be improved. In 2026, the ULE will implement a top-down programme to address these issues and assist employees to maximise the use of their time.
The Board evaluates the effectiveness of workforce engagement on an annual basis, and feedback is also sought from employees who take part in workforce engagement sessions, thereby creating a feedback loop between the Board and employees.
There were no representatives of Unilever’s employees or other workers serving on the Board or the ULE.
SHAREHOLDER ENGAGEMENT
The Board values open and meaningful discussions with our
shareholders on all matters.
The CFO has lead responsibility for shareholder engagement, with active involvement from the CEO and supported by the Investor
Relations department.
The CEO and CFO regularly meet with investors. In 2025, the
CEO and CFO held roadshows after Unilever’s quarterly, half-year and full-year results, with meetings across the US, the UK, several other
European countries and Asia. In addition, the CEO and CFO attended a number of investor conferences in the UK, the US and France, which included meetings and discussions with over 100 investors and counterparties.
Additionally, the Chair met with the majority of our top 50 shareholders in
February and March regarding the announcement on 25 February 2025 to appoint Fernando Fernandez as CEO.
The Board receives regular briefings on investor reactions to Unilever’s quarterly, half-year and full-year results announcements, and on any issues raised by shareholders that are relevant to their responsibilities. We maintain a frequent dialogue with our principal institutional shareholders and regularly collect feedback.
Private shareholders are encouraged to give feedback via
shareholder.services@unilever.com. Our shareholders are
also welcome to raise any issues directly with the Chair or the SID.
The Chair, the Executive Directors and other Directors are available to answer questions from the shareholders at the AGM each year.
GENERAL MEETINGS
At the AGM, the Chair and the CEO give their thoughts on governance aspects of the preceding year and on the Group’s strategy, together with a review of the performance of the Group over the last year.
General meetings are called by notice in writing to shareholders.
Where shareholders hold shares through a nominee, the notice is provided to them by the nominee. ADS holders receive notice through Deutsche Bank, the Company’s US listing agent. The AGM is called on no less than 21 clear days’ notice and general meetings are called on no less than 14 clear days’ notice. All shareholders are entitled to attend general meetings of the Company, subject to compliance with any reasonable safety and security precautions which may be put in place, and (where shareholders hold through a nominee)
the correct appointment documentation. Details of how to appoint a proxy and how to vote by proxy are included in the notice of meeting.
At the 2025 AGM, all resolutions were put to a poll. With the exception of the vote on the Directors’ Remuneration Report, all resolutions were passed with in excess of 80% of votes cast in favour. With respect to the Directors’ Remuneration Report, 72.29% of votes were cast in favour of Resolution 2 to receive and adopt the Directors’
Remuneration Report. As required by the UK Corporate Governance
Code, Unilever published a statement on 30 October 2025 in relation to this vote.
Following the AGM, we contacted our largest shareholders,
representing 46.3% of the share register, as well as other shareholders that voted against the Directors’ Remuneration Report and several proxy agencies. In total, 22 meetings were held to gain insight into shareholder views and concerns regarding Directors’ remuneration.
Shareholders who opposed the Directors’ Remuneration Report at the
2025 AGM consistently cited two key concerns. Firstly, the
disapplication of time pro-ration on three outstanding long-term incentive awards for the former CEO, Alan Jope, and the former CFO,
Graeme Pitkethly, who retired from Unilever PLC in 2022 and 2023 respectively. Secondly, the approach taken to setting fixed pay for
Fernando Fernandez on his appointment as CEO.
The Board acknowledges that the disapplication of time pro-ration on three awards for the former CEO and former CFO were exceptional decisions taken in order to mitigate the impact of disruption to the business at a time of significant change and uncertainty. Unilever has publicly confirmed that it will apply time pro-ration to outstanding awards for future Director exits, in accordance with market practice and the remuneration policy. This was demonstrated by the treatment of outstanding long-term incentive awards for the former CEO, Hein
Schumacher, where time pro-ration was applied to all unvested awards when Hein left Unilever in March 2025. In dialogue with shareholders and proxies, it has been understood and recognised that the
non-pro-ration of awards to former Directors is a legacy decision and not an ongoing issue.
On the approach to setting pay on appointment, it is understood that some shareholders prefer to see phased progression over time as opposed to a more significant salary uplift from the outset. The Board took this feedback into account when determining fixed pay for Srinivas
Phatak on his appointment as CFO in September 2025. His salary has been set at a lower level than the previous CFO’s salary. Unilever intends to gradually move pay to the appropriate position relative to the market over the next two to three years, subject to performance and the wider external and internal context.
Unilever will continue to meet with shareholders regularly on remuneration-related matters.

Governance Report	Unilever Annual Report on Form 20-F 2025	59

OPERATION OF THE BOARD
BOARD FOCUS
During the year, the Board considered a comprehensive programme of regular matters drawn from the schedule of matters reserved for the
Board and the immediate and prospective operating environment.
The Board also conducted a two-day Strategy Review exercise
in October 2025, including presentations and engagement sessions with ULE members and other senior management. This focused in particular on:
■the macro environment and opportunities for growth;
■the continued development of Unilever’s go-to-market operations in key markets;
■Unilever’s financial growth model and delivery (see page 4 for more information); and
■a review of Desire at Scale in respect of each of our four Business
Groups (see also pages 2 to 4 for Unilever’s strategy).
In addition to the Board’s principal decisions in 2025, considered on pages 60 and 61, the list of matters set out below is indicative of the oversight provided by the Board:
Strategy and business plan
■approved the demerger of The Magnum Ice Cream Company;
■approved the cancellation of treasury shares;
■approved the consolidation (or the subdivision and consolidation) of ordinary shares in Unilever in connection with the demerger of The
Magnum Ice Cream Company;
■approved the acquisition of the Dr. Squatch premium personal care brand;
■reviewed Unilever’s strategy at Business Group level; and
■reviewed the R&D strategy, including the Group’s innovation pipeline.
Operational performance and financial management
■regularly reviewed Unilever Group operational and financial performance and delivery against strategic objectives, business plans (including budget and forecast), financial and non-financial
KPIs, and against analysts’ consensus and market guidance;
■considered and approved quarterly dividends;
■approved a share buyback in 2025 totalling €1.5 billion; and
■considered and approved the issuance of new shares to be used to settle the vesting of share awards granted to employees under various employee share plans.
Governance and external reporting
■considered feedback from the Audit Committee in relation to significant judgements, the fair, balanced and understandable assessment, going concern basis of preparation, the viability statement, and the reporting of non-financial KPIs with respect to sustainability reporting;
■approved each of the quarterly results and the Annual Report and
Accounts and Form 20-F;
■approved the notice of meeting for the AGM;
■oversaw consultation and communication with shareholders
on executive pay; and
■considered the work of the Nominating and Corporate Governance
Committee on Board composition and approved the appointments of directors (see also page 66).
Culture and stakeholders
■reviewed the 2025 workforce engagement programme covering both employees and employee representatives, and considered feedback from the sessions; and
■regularly reviewed investor feedback reports and analysts’ reports.
Sustainability
■reviewed the sustainability strategy and performance, including regulatory developments in sustainability reporting requirements.
Political and regulatory environment
■received updates on emerging legislation and regulation.
Risk and internal controls
■considered feedback from the Audit Committee on its assessment of the ongoing effectiveness of the Group’s internal controls; and
■reviewed findings from the assessment of the Group’s register of principal risks and focus risks and approved the related risk management plans.

60	Unilever Annual Report on Form 20-F 2025	Governance Report

OPERATION OF THE BOARD
Stakeholder engagement and Principal Board Decisions
SECTION 172: COMPANY AND BOARD ENGAGEMENT WITH STAKEHOLDERS
The information set out below explains how the Board and the wider Company consider and engage with stakeholders. This forms our Section
172 statement under the UK Companies Act 2006. Unilever at a glance on page 3 details the six stakeholder groups we have identified as critical to our future success: shareholders, our people, consumers, customers, suppliers & business partners, and planet & society. Throughout the
Strategic Report, we have provided examples of how we engage with, and create value for, our stakeholders. Where relevant, the principle decisions of the Board are also set out below, and the Directors confirm that the deliberations of the Board incorporated appropriate consideration of the matters detailed in Section 172 of the Companies Act 2006.

Unilever stakeholders	How Unilever engages with stakeholders	How the Board interacts on stakeholder issues

Shareholders We aim to deliver top-third total shareholder return with market-making SASSY brands. See pages 58 and 81
■Quarterly results broadcasts.
■Conference presentations.
■Meetings and calls about aspects of business performance,
consumer trends and sustainability issues.
■Senior leaders and our Board speak directly to shareholders on a broad range of issues. For example, in 2025, we discussed our
Directors’ Remuneration Report for 2024 and our proposed new
Directors’ Remuneration Policy with investors.

■AGM.
■Meetings with shareholders on
performance and key issues.
■The Board approve all quarterly results
announcements and dividends.
■Unilever Investor Relations provide
analysts’ reports and investor feedback
to the Board.

2025 Board engagement
The Board considered all aspects of the demerger of The Magnum Ice Cream Company (TMICC) and provided approval for the demerger. The demerger was considered to be in the best interests of shareholders and completed on 6 December 2025. The Board also considered and approved the appointments of the Chair and Chief Executive Officer on the board of directors of TMICC. Further details of the demerger are provided on pages 12 and 13.
The Board, working closely with the Nominating and Corporate Governance Committee, approved the appointments of the new Chief Executive
Officer who was appointed with effect from 1 March 2025 and the new Chief Financial Officer who was appointed on 16 September 2025.
Further details are given in the report of the Nominating and Corporate Governance Committee.
The Board also considered the vote in relation to the Directors’ Remuneration Report at the 2025 Annual General Meeting, which had a 72%
vote in favour. Further details are on page 58 of this Governance Report. In addition, the Board considered the new Directors’ Remuneration
Policy, which is being put to shareholders for approval at the 2026 Annual General Meeting. Investor feedback was sought and considered in relation to the new Directors’ Remuneration Policy.

Our People 96,000 talented people give their skills and time in Unilever offices, factories and R&D laboratories. See page 16
■Through our UniVoice survey, we engaged with around 73,000
office- and factory-based employees in 2025 on topics such as culture, engagement, strategy, safety, careers and sustainability.
■We continued our sessions with the CEO and ULE members
to provide our workforce with regular information on the Company and decisions made by the leadership team, such as financial performance, strategy and reward. This helps ensure that
employees are aligned with the Company‘s financial performance and strategy.
■At a market level, we held regular, leader-led virtual town hall meetings to engage employees on locally relevant topics and
issues.

■Review of UniVoice survey 2025 results
and feedback to ULE on key issues.
■The CEO, together with other senior
members of management including
the CFO and ULE members, provide
direct answers on the ‘Unilever Live‘
open Q&A sessions, including
the quarterly results briefings and
performance updates.

2025 Board engagement
The Board members participated in workforce engagement sessions, further details of which are provided on page 58. Together with the
UniVoice survey, these sessions informed a cascade for employees on prioritisation and efficiency.

Consumers We aim to create Desire at Scale by elevating brands through science, aesthetics, sensorials, being shared by others, young-spirited and relevant in culture (SASSY brands). See pages 17 to 28
■We use consumer research from marketing research partners,
engaging them through regular surveys and panels as well as ad hoc research.
■We engage with our consumers and end-users through a range of communications channels on a continuous basis, reaching over 3 million consumer contacts in 2025 through our various platforms.
■Board papers and presentations capturing consumer trends. ■Regular updates from Business Groups on opportunities and portfolio choices in line with consumer trends.
2025 Board engagement
The strategy for Desire at Scale was reviewed by the Board in conjunction with reviews of the Business Groups. Consumer research supported this strategy. The Board approved the continued roll-out of this strategy to generate growth by creating Desire at Scale through SASSY brands.
The Board also approved the people elements of this, through a winning culture and attracting the best talent, and the organisational elements through AI and technology, together with productivity and simplicity.

Governance Report	Unilever Annual Report on Form 20-F 2025	61

OPERATION OF THE BOARD

Unilever stakeholders	How Unilever engages with stakeholders	How the Board interacts on stakeholder issues
Customers We partner with large and small retailers across different trading environments around the world to grow categories. See pages 19, 22, 25 and 28
■We use the Advantage Group Survey across global markets to
help us understand how we can improve our customers’
experience of working with Unilever.
■Our customers across different channels and trading environments partner with our customer development teams to grow categories, connecting regularly to turn consumer and shopper insights into growth plans. We create Joint Business Plans with key customers for mutual benefit.
■Business Groups provide feedback to the Board on customer landscape and priorities. ■Direct engagement with key customers during region and market visits by Board members.
2025 Board engagement
There is regular, ongoing investment in all aspects of Unilever’s supply chain capabilities for customers globally, supporting delivery excellence and product availability. The Board undertook a review of customer service levels across all channels, including in particular digital capabilities.
Unilever continued to achieve increasing levels of customer service and satisfaction, and the Board supported ongoing investment and capabilities in this area. The stakeholder engagement reinforced the Company’s approach in relation to customers.

Suppliers & Business Partners We collaborate with suppliers worldwide to source essential materials and secure critical services. See pages 19, 22, 25 and 28
■Our Supply Chain and Procurement teams maintain frequent and transparent communication with suppliers and business partners, fostering strong and reliable relationships.
■Each year, we conduct the annual Partner to Win survey to gain insights into our suppliers’ experiences and identify areas for improvement.
■We uphold a Responsible Partner Policy, which sets out
mandatory requirements that all supply chain partners must meet.
■The Board receives regular reports in relation to supply chain matters, ensuring robust governance and continuous improvement across our operations.
2025 Board engagement
The Board reviewed and approved the 2025 Modern Slavery Act Statement, which is available on unilever.com. The Corporate
Responsibility Committee also reviewed the Company’s approach to Human Rights. Both the Modern Slavery Act Statement and the
work we do on Human Rights support our committed supplier base, as they reinforce the commitment of Unilever and its suppliers to our Code of Business Principles, which can be found on unilever.com. The Board reviewed ongoing investment in the supply chain, particularly in technology and simplification. Together with the processes detailed above, these initiatives strengthen our supply chain resilience and reinforce our commitment to responsible and sustainable business practices.

Planet & Society We are taking more focused, urgent and systemic action in four priority areas: climate, nature, plastics and livelihoods. See page 29
■As part of our sustainability double materiality assessment in the
Sustainability Statement of Unilever PLC (referred to below), we analyse insights from our key stakeholders to make sure we are focusing on the most important impacts, risks and opportunities.
These insights inform our approach and reporting.
■Throughout the year, we continued our partnerships with other businesses, advocating for policy change on a range of social and environmental issues, including increased levels of national climate ambition and a Global Plastics Treaty.

■Our Chief Corporate Affairs and
Communications Officer provides reports
to the Board.
■The Board reviews updates to the
Climate Transition Action Plan and
progress with respect to it, based
on reports provided by the Chair of the
Corporate Responsibility Committee.
■Senior representatives of Unilever’s
corporate sustainability team attended
key policy milestones to advance our
sustainability priorities.

2025 Board engagement
During the year, the Audit Committee and the Board reviewed and approved the first Sustainability Statement of Unilever PLC, included in the
Annual Report and Accounts 2024. The Board has approved an updated Sustainability Statement to be included in its Annual Report and
Accounts for 2025, which is not incorporated by reference into this Annual report on Form 20-F.
The Corporate Responsibility Committee reviewed the Company’s strategy to invest in reducing the use of plastics. Following this review, and discussion at Board level, the Company continues to invest in research and development in this area in support of its ambitious targets to reduce plastic waste. Further details are in the Sustainability Statement which is available on our website www.unilever.com/sustainability/
responsible-business/.

62	Unilever Annual Report on Form 20-F 2025	Governance Report
Additional Information
Additional disclosures
The following disclosures are made in compliance with the Financial Conduct Authority’s UK Listing Rule 6.6.1:

UK Listing Rule 6.6.1
Interest capitalised by the Group during the year	None	Details of where a shareholder has agreed to waive future dividends
As at 2 March 2026, Fidelity held 256,281
ordinary shares of 3 1/2p of Unilever PLC on behalf
of the Company to be used in satisfaction of
employee share scheme (‘ESS‘) obligations.
Fidelity has agreed to waive, on an ongoing
basis, any dividends payable in respect of such
shares. As at 2 March 2026, the Trustee of the
Company’s Employee Benefit Trust (‘EBT’) held
1,062,865 ordinary shares of 3 1/2p of Unilever
PLC. The Trustee of the EBT has agreed to
waive, on an ongoing basis, any dividends
payable on shares it holds in trust for use under
the Company’s ESS. The practice of Fidelity and
the Trustee of the EBT is to abstain from voting
on the shares that they hold. Details of the
employee share schemes can be found on pages
79, 99 to 101 and 104.

Publication of unaudited financial information, profit forecast or profit estimate	Not applicable
Details of any long-term incentive schemes under Listing Rule 9.3.2R(2)	Not applicable
Director waiver of emoluments	Not applicable
Director waiver of future emoluments	Not applicable
Allotments for cash of equity securities made during the year	None
Allotments for cash of equity securities made by a major unlisted subsidiary during the year	Not applicable
Details of participation of parent undertaking in any placing made during the year	Not applicable
Details of relevant material contracts in which a Director or controlling shareholder was interested during the year	Not applicable
Contracts for the provision of services by a controlling shareholder during the year	Not applicable
Statements relating to controlling shareholders and ensuring company independence	Not applicable	Details of where a shareholder has agreed to waive future dividends	See above
FUTURE DEVELOPMENTS, RESEARCH AND
DEVELOPMENT AND IMPORTANT EVENTS
Certain information required to be included in the Directors’ Report has been included in the Strategic Report given its strategic importance to
Unilever. This includes information in respect of important events that have occurred since the end of the financial year (page 183), an indication of likely future developments in the business of the Group
(pages 19, 22, 25 and 28), and an indication of activities of the Group in the field of research and development (page 206).
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
2006.
DIRECTORS’ SHARE INTERESTS
Details of the Directors’ interests in shares can be found in the
Directors’ Remuneration Report on pages 100 to 101 and 103.
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
POWERS OF THE DIRECTORS
The Board of Directors is responsible for the management of
the business of the Company and may exercise all powers of
the Company, subject to applicable legislation and regulation and the Company’s Articles. See page 51 for further details.
STAKEHOLDER ENGAGEMENT
Details of the Company’s engagement with stakeholders are given on pages 60 and 61.
DIRECTORS’ INDEMNITIES AND DIRECTORS’
AND OFFICERS’ INSURANCE
The power to indemnify Directors, together with former Directors, the
Group Company Secretary and the directors of subsidiary companies, is provided for in the Company’s Articles of Association.
Unilever maintains appropriate D&O insurance to the extent permitted by law. In addition, Unilever has granted indemnities to each Director and the Group Company Secretary, together with former Directors and
Company Secretaries of Unilever and the directors of subsidiary companies, whereby the Company indemnifies these individuals in respect of any proceedings brought by third parties against them personally in their capacity as Directors or Officers of the Company or any Group company. These “qualifying third-party indemnity
provisions” were in force during the course of the financial year ended
31 December 2025

Governance Report	Unilever Annual Report on Form 20-F 2025	63

ADDITIONAL INFORMATION
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
In addition, the Company provides indemnities (including, where applicable, a qualifying pension scheme indemnity provision) to the
Directors of three subsidiaries, each of which acts or acted as trustee of a Unilever UK pension fund. Appropriate trustee liability insurance is also in place. As above, these indemnities were in force during the course of the financial year ended 31 December 2025 and remained in place at the date of this report.
POLITICAL DONATIONS
At the 2025 AGM, shareholders passed a resolution to authorise the
Company and its subsidiaries to make political donations to political parties or independent election candidates, to other political organisations, or to incur political expenditure (in each case as defined in the Companies Act 2006). As the authority granted at the 2025 AGM will expire, renewal of this authority will be sought at this year’s AGM.
Further details are available in the Notice of AGM on the Company’s website.
It is the policy of the Company not to make such political donations or to incur political expenditure (within the ordinary meaning of those words), and the Directors have no intention of changing that policy.
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
SHARES
Share capital
Unilever’s issued share capital on 31 December 2025 was made up of
£76,335,183 split in to 2,181,005,247 ordinary shares of 3 1/2p each and each carrying one vote. There were no securities in issuance that carry special rights with regard to the control of Unilever.
Share issues, purchase of shares and share capital
consolidation
Unilever’s issued share capital on 1 January 2025 was made
up of £78,446,584, split in to 2,521,497,338 ordinary shares of
3 1/9p each, and each carrying one vote. A total of 43,550,481 Unilever ordinary shares were held in treasury at 1 January 2025, representing
1.73% of Unilever’s issued share capital.
At the 2025 AGM held on 30 April 2025, Unilever’s Directors
were authorised to:
■issue new shares, up to a maximum of £25,666,666 nominal value
(which at the time represented approximately 33% of Unilever’s issued ordinary share capital);
■disapply pre-emption rights up to a maximum of £3,850,000 nominal value (which at the time represented approximately 5% of Unilever’s issued ordinary share capital) for general corporate purposes and an additional 5% authority in connection with an acquisition or specified capital investment; and
■make market purchases of its ordinary shares, up to a maximum of 247,500,000 ordinary shares (which at the time represented just under 10% of PLC’s issued ordinary share capital) and within the price limits prescribed in the resolution.
Unilever undertook a €1.5 billion share buyback programme in 2025.
The purpose of the share buyback programme was to reduce the capital of Unilever, and Unilever bought back 27,815,955 Unilever ordinary shares of 3 1/9p each, with an aggregate market value equivalent of €1,499,999,964, which are held in treasury. The shares repurchased in 2025 comprised 1.10% of Unilever’s issued share capital as at 30 November 2025. Outside of this share buyback programme, no other company within the Group purchased any
Unilever ordinary shares or American Depositary Shares during 2025.
During 2025, there were 3,500,000 Unilever ordinary shares of 3 1/9p each issued in satisfaction of employee share scheme awards.
As at 30 November 2025, Unilever’s share capital was
made up of 2,524,997,338 ordinary shares of 3 1/9p each.
A total of 71,366,436 were held as treasury shares as at this date, representing 2.83% of Unilever’s issued share capital.
On 3 December 2025, Unilever cancelled 13,288,138 treasury shares.
As part of the demerger of TMICC, shareholders approved a share consolidation of the ordinary shares of Unilever PLC at the
Extraordinary General Meeting of the Company held on 21 October
2025. The demerger subsequently took effect on 6 December 2025.
Following the demerger, on 9 December 2025, the ordinary shares of
3 1/9p of Unilever PLC were consolidated in the ratio of 8 new Unilever shares of 3 1/2p each for every 9 existing ordinary shares. As a result, as at 9 December 2025, the ordinary share capital of Unilever PLC was £78,142,064, comprising 2,232,630,400 ordinary shares of
Unilever PLC of 3 1/2p each, and of which 51,625,153 were held in treasury.
On 10 December 2025, Unilever cancelled the remaining 51,625,153 treasury shares.
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
SIGNIFICANT SHAREHOLDERS OF UNILEVER
As far as Unilever is aware, the only holders of more than 3% of, or 3%
of voting rights attributable to, Unilever’s ordinary share capital
(‘Disclosable Interests’) on 31 December 2025, were BlackRock, Inc.
with a shareholding of 8.5%, The Vanguard Group, Inc. with a shareholding of 5.4% and Wellington Management Company LLP with a shareholding of 3.1%.
No Disclosable Interests have been notified to Unilever between
1 January 2026 and 2 March 2026 (being a date not more than one month prior to the date of the Company’s Notice of Annual General
Meeting). As far as Unilever is aware, between 1 January 2023 and 2
March 2026, only The Vanguard Group, Inc., BlackRock, Inc., and
Wellington Management Company LLP have held more than 3% of, or
3% of voting rights attributable to, Unilever’s ordinary shares.
ACCOUNTING POLICIES, FINANCIAL
INSTRUMENTS AND RISK
Details of the Group’s accounting policies, together with post-balance sheet events and details of financial instruments and risk (including the
Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to price, credit liquidity and cash flow risk), are provided in notes 1, 16, 18 and 26 on pages 134, 166, 175 and 183 respectively to the Financial Statements.

64	Unilever Annual Report on Form 20-F 2025	Governance Report

ADDITIONAL INFORMATION
EMPLOYMENT OF DISABLED PEOPLE
Unilever has a range of employment policies that clearly detail the standards, processes, expectations and responsibilities of its people and the organisation. These policies are designed to ensure that everyone – including those with existing or new disabilities and people of all backgrounds – is treated equally throughout the recruiting process and during their career at Unilever. This includes access to appropriate training, development opportunities or job progression.
EMPLOYMENT SHARE PLANS
The Company operates a number of employee share plans, details of which are set out in note 4C to the Financial Statements on page 147 and in the Directors’ Remuneration Report on pages 97 to 98 and 99 to
101.
RELATED PARTY TRANSACTIONS
Transactions with related parties are conducted in accordance with agreed transfer pricing policies and include sales to joint ventures and associates. Other than those disclosed in note 23 to the consolidated financial statements (and incorporated herein as above), there were no related party transactions that were material to the Group or to the related parties concerned that are required to be reported in 2025, or in 2026 up to 2 March 2026 (the latest practicable date for inclusion in this report).
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
United Kingdom
In 2025, Unilever has applied the principles and complied with the provisions of the UK Corporate Governance Code. Further
information on how Unilever has applied the five overarching categories of principles can be found on the following pages – (i) Board
Leadership: pages 56 to 61; (ii) Division of Responsibilities: pages 56 and 57; (iii) Composition, Succession and Evaluation: pages 57 to 59;
(iv) Audit, Risk and Internal Controls: pages 71 to 73; and
(v) Remuneration: pages 78 to 108. The UK Corporate Governance
Code is available on the Financial Reporting Council’s (FRC) website.
Risk management and control
Our approach to risk management and systems of internal control is in line with the recommendations in the FRC’s revised guidance, ‘Risk management, internal control and related financial and business reporting’ (the Risk Guidance). It is Unilever’s practice to review acquired companies’ governance procedures and align them to the
Group’s governance procedures as soon as is practicable.
Employee involvement and communication
Unilever’s UK companies maintain formal processes to inform, consult and involve employees and their representatives.
A National Consultative Forum, comprising employees and
management representatives from key locations, meets regularly to discuss issues relating to Unilever sites in the UK. We recognise collective bargaining at a number of sites and engage with employees via the Sourcing Unit Forum, which includes national officer representation from the three recognised trade unions.
A European Works Council, embracing employee and management
representatives from countries within Europe, has been in existence for several years and provides a forum for discussing issues that extend across national boundaries. See page 58 for further details on how the
Board has engaged with the workforce.
Equal opportunities
Consistent with our Code of Business Principles, Unilever ensures that all applications for employment are given full and fair consideration, and that everyone is given access to training, development and career opportunities. Every effort is made to re-skill and support employees who become disabled while working within the Group.
United States
Unilever is listed on the New York Stock Exchange (NYSE). As such,
Unilever must comply with the requirements of US legislation, regulations enacted under US securities laws, and the Listing
Standards of the NYSE that are applicable to foreign private issuers, copies of which are available on their websites.
We comply with the Listing Standards of the NYSE applicable
to foreign private issuers. We are required to disclose any significant ways in which our corporate governance practices differ from those required of US domestic companies listed on the NYSE. Our corporate governance practices are primarily based on the requirements of the
UK Listing Rules and the UK Corporate Governance Code but
substantially conform to those required of US domestic companies listed on the NYSE. The only significant way in which our corporate governance practices differ from those required of US domestic companies under Section 303A Corporate Governance Standards of the NYSE is that the NYSE rules require that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, with certain limited exemptions. The UK
Listing Rules require shareholder approval of equity compensation plans only if new or treasury shares are issued for the purpose of satisfying obligations under the plan, or if the plan is a long-term incentive plan in which a director may participate. Amendments to plans approved by shareholders generally only require approval if they are to the advantage of the plan participants.
For the year ended 31 December 2025, and for the current year up to
2 March 2026, there was no erroneously awarded compensation to the directors of Unilever.
All senior executives and senior financial officers have declared their understanding of and compliance with Unilever’s Code of Business
Principles and the related Code Policies. No waiver from any provision of the Code of Business Principles (published on our website) or Code
Policies was granted in 2025 to any of the persons falling within the scope of the Securities and Exchange Commission (SEC)
requirements.
Risk management and control
Following a review by the Disclosure Committee, Audit Committee and the Board, the CEO and CFO concluded that the design and operation of the Group’s disclosure controls and procedures, including those defined in the US Securities Exchange Act of 1934 – Rule 13a – 15(e),
as at 31 December 2025, were effective. Unilever is required by
Section 404 of the US Sarbanes-Oxley Act of 2002 to report on the effectiveness of its internal control over financial reporting. This requirement is reported on in the ‘Management’s Report on Internal
Control over Financial Reporting’ section on page 212.
The Directors’ Report has been approved by the Board, and signed on its behalf by Prakash Kakkad, Chief Legal Officer and Group Company
Secretary.

Governance Report	Unilever Annual Report on Form 20-F 2025	65
Report of the
Nominating
and Corporate
Governance
Committee
The Committee was engaged
in two Non-Executive Director
appointments, the appointments
of the new Chief Executive Officer
and the new Chief Financial Officer,
and changes to the Unilever
Leadership Executive.
Ian Meakins
Chair of the Nominating and Corporate
Governance Committee
I am pleased to present the report of the Nominating and Corporate
Governance Committee for the year ended 31 December 2025.
Andrea Jung, a Non-Executive Director who was also our Vice Chair and Senior Independent Director, retired from the Board at the conclusion of the AGM of the Company held on 30 April 2025. Susan
Kilsby was appointed as Vice Chair and Senior Independent Director in her place with immediate effect at that time. We give our thanks to
Andrea for her service to Unilever.
The Committee had reviewed the requirements for Non-Executive
Directors in 2024, and two further Non-Executive Directors, Benoît
Potier and Zoe Yujnovich, joined on 1 January 2025 and 1 March 2025 respectively. Their appointments were confirmed by shareholders at the 2025 AGM.
Hein Schumacher stepped down as Chief Executive Officer and as a
Board Director on 1 March 2025 and left the Company on 31 May
2025. As mentioned in my Chair’s statement:
■Fernando Fernandez was appointed Chief Executive Officer with effect from 1 March 2025;
■Srinivas Phatak, who had been Unilever’s Acting CFO, became
Chief Financial Officer on 16 September 2025; and
■On 7 October 2025, we announced that Belén Garijo López would be appointed to the Board. This appointment is expected to take effect during 2027.
The Committee considers that the Board’s current size,
with the additional Board members appointed or announced in 2025, and its collective experience are effective for the running
of the Company. The Committee will maintain the size and experience of the Board under review on a continuous basis.
The Committee has also been involved in the consideration of positions on the Unilever Leadership Executive (ULE) during the year.
At the end of July 2025, Rohit Jawa, Chief Executive Officer and
Managing Director of Hindustan Unilever Limited, stood down. Priya
Nair took on the role of Chief Executive Officer and Managing Director of Hindustan Unilever Limited with effect from 1 August 2025. We are currently in the process of a search to find a successor to Priya Nair for the role of Business Group President, Beauty & Wellbeing.
With effect from 31 December 2025, Esi Eggleston Bracey stood down from her role as Chief Growth and Marketing Officer and left the
Company on 31 January 2026. The role of Chief Marketing Officer,
Unilever, and Beauty & Wellbeing is now undertaken by Leandro
Barreto.
In addition, Maria Varsellona stood down from the role of Chief Legal
Officer and Group Secretary and left the Company on 28 February 2026.
With effect from 1 March 2026, the role of Chief Legal Officer and Group
Company Secretary is now undertaken by Prakash Kakkad.
The Committee reviewed and approved the nature of the workforce engagement activities that the Board undertook in the year, and details of these are set out on page 58.
In 2026, the Committee will look at Board composition in the context of the ongoing transformation of the Company and, in conjunction with this, it will also continue to review the long-term succession plans for the Board and the ULE.
I would like to thank the members of the Committee for their commitment and contribution throughout the year.
Ian Meakins
Chair of the Nominating and Corporate
Governance Committee

66	Unilever Annual Report on Form 20-F 2025	Governance Report

REPORT OF THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
COMMITTEE MEMBERS AND ATTENDANCE

Attendance
Ian Meakins Chair	5/5
Adrian Hennah	5/5
Andrea Jung (member until 30 April 2025)	2/3
Zoe Yujnovich (member from 1 May 2025)	4/4
The Chair of the Board, Ian Meakins, chairs the Nominating
and Corporate Governance Committee. Adrian Hennah and
Zoe Yujnovich are independent Non-Executive Directors and members of the Committee. The Chief Legal Officer and Group Company
Secretary is secretary to the Committee. The CEO and the Chief
People Officer regularly attend meetings and other members of senior management attend the meetings when invited to do so.
There were five meetings of the Committee in 2025, and the table above shows attendance at meetings of the Committee in the year.
Andrea Jung stepped down from the Committee in April 2025. Given the changes in the Committee membership this year, attendance is expressed as the number of meetings attended out of the total number each Director was eligible to attend during their respective tenure on the Committee.
ROLE OF THE COMMITTEE
The Nominating and Corporate Governance Committee is primarily responsible for:
■periodically assessing the structure, size and composition of the
Board;
■evaluating the balance of skills, experience, independence and knowledge of the Board;
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
ACTIVITIES OF THE COMMITTEE
During the year, the Committee:
■recommended the election and re-election of Directors at the 2025
AGM, following a review of their performance and, where relevant, their independence;
■reviewed the composition of the Board and its Committees, taking into account the experience, skills, knowledge and attributes of the
Directors and the length of tenure of the
Non-Executive Directors, resulting in changes to the Committee memberships;
■appointed Egon Zehnder to support the Committee in the search for new Non-Executive Directors, culminating in the appointment of
Belén Garijo López. Egon Zehnder is an independent search firm that has undertaken several non-executive searches for Unilever.
Egon Zehnder does not have any connection to the Directors or
Unilever except for normal course recruitment processes;
■appointed Spencer Stuart to support the Committee in the search for a new Chief Financial Officer. Spencer Stuart is an independent search firm that has undertaken a number of executive and senior management searches for Unilever. Spencer Stuart does not have any connection to the Directors or Unilever except for normal course recruitment purposes;
■kept under review best practice guidelines and preferences
of certain institutional investors in relation to overboarding to ensure continued compliance;
■reviewed the ULE succession plan and talent pipeline;
■conducted a review of workforce engagement activities in the year and the plan for the following year, as well as the terms of reference for the
Committee and the annual work plan for the Committee;
■considered the process and timetable for the Board evaluation and maintained oversight of the process (see page 57 for further information);
■received updates on current and emerging corporate governance legislation, regulation and best practice guidelines, including in relation to directors’ duties; and
■considered the Committee’s report for inclusion in the 2024 Annual
Report and Accounts.
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
The Board appointed Benoît Potier as an independent Non-Executive
Director with effect from 1 January 2025. He was therefore put forward for election by shareholders for the first time at the 2025 AGM.
The Board also appointed Zoe Yujnovich as an independent
Non-Executive Director with effect from 1 March 2025. She was therefore put forward for election by shareholders for the first time at the 2025 AGM.
The Committee proposed the election or re-election of all Directors, other than those retiring, at the 2025 AGM.
All the Directors proposed were appointed by shareholders by a simple majority vote at the 2025 AGM.
The Committee reviews the composition of the Board Committees. The
Committee recommended in April 2025 that Zoe Yujnovich be appointed a member of the Nominating and Corporate Governance Committee, that Benoît Potier be appointed a member of the Audit Committee, that
Benoît Potier and Zoe Yujnovich be appointed members of the
Corporate Responsibility Committee and that Susan Kilsby be appointed as Chair of the Remuneration Committee. The Board also appointed
Susan Kilsby as Vice Chair of the Board and Senior Independent
Director.
In February 2025, we also announced that, with effect from
1 March 2025, Hein Schumacher would step down as CEO and as a director and Hein left the Company on 31 May 2025. Fernando
Fernandez was appointed CEO with effect from 1 March 2025.
On 16 September 2025, we announced that Srinivas Phatak was
appointed by the Board as Chief Financial Officer. Srinivas’s
appointment as a director will be put to shareholders at the AGM in
2026.
OVERBOARDING
As part of the annual evaluation process for each Director,
full consideration was given to the number of external positions held to ensure that the time commitment required did not compromise the
Director’s commitment to Unilever. The views of various investor bodies and the approach of certain institutional investors with respect to overboarding were taken into account.
The Committee did not identify any instances of overboarding. The full list of external appointments held by our Directors can

Governance Report	Unilever Annual Report on Form 20-F 2025	67

REPORT OF THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
be found in their biographies on pages 52 and 53. The CEO currently has no external appointments and the CFO is a Non-Executive
Director of one external company. The Committee considers that the appointments of the Non-Executive Directors and the broad range of experience from these appointments benefit Unilever.
The Committee concluded that all individual Directors had sufficient time to commit to their appointment as a Director of Unilever and did
so.
BOARD DIVERSITY POLICY
Unilever’s Board Diversity Policy, which is reviewed by the Committee each year, is available on the Company’s website. This commitment is in line with Unilever’s Code of Business Principles, and in compliance with the 2024 UK Corporate Governance Code and the Companies Act
2006, and is embedded in the way we do business and conduct
ourselves at all levels of the organisation. The objective of the policy is to provide guidance on how the Board relates to the size and geographical spread of Unilever, its portfolio, culture and status as a listed company. The Board Diversity Policy is taken into account when making appointments to the Board and its committees and developing a succession plan by assessing candidates on merit, considering their wide-ranging experience, skills, knowledge and insight, all pursuant to factors outlined in applicable regulations, guidance, and industry and government best practices.
WORKFORCE ENGAGEMENT POLICY
There were no changes to the Workforce Engagement Policy in the year.
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
With respect to composition, regard is given to the Board Diversity
Policy and the Board should also have sufficient understanding of the markets and business where Unilever is active in order to understand any relevant key trends and developments.
The Board has had regard to the skills and experience matrix
(see following page) in making appointments to the Board in 2025 as well as the tenure of the existing Board members. Given the changes to the Company’s portfolio and management structures, recent Board appointments have had particular focus on transformation, sector experience and current or recent executive experience. All Board appointments consider the relevance of the experience of the Board member to a consumer goods business and to wider stakeholder interests including sustainability matters. The Board believes that a
Board with a range of skills, experience, independence and knowledge of the Unilever Group enhances decision-making, which is beneficial to
Unilever’s long-term success and is in the interests of its stakeholders.
The Board also considers personal attributes such as critical assessment, judgement, honesty and the ability to develop trust and forge relationships.
As can be seen in the biographies on pages 52 and 53, and the tables on page 68, the Board meets this overall profile.
ULE
In conjunction with the Committee, the Board reviews the succession plan for the ULE. In line with the Board succession plan approach, the succession plan for the ULE is also based on merit and objective criteria.
Developing an internal talent pipeline for senior leadership roles is important for Unilever and, alongside this, external recruitment of senior management is key to develop capabilities and broaden management experience.
With respect to internal succession, the plan identifies potential successors who are considered able to fulfil the roles in the short term and those in the longer term. Development initiatives for senior executives are put in place and usually include executive mentoring and coaching. Senior managers and executives are encouraged to take on a non-executive directorship role as part of their
personal development.

68	Unilever Annual Report on Form 20-F 2025	Governance Report

REPORT OF THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
Skills and experience matrix

	Fernando Fernandez	Adrian Hennah	Susan Kilsby	Ruby Lu	Judith McKenna	Ian Meakins	Nelson Peltz	Srinivas Phatak	Benoît Potier	Zoe Yujnovich
Business growth and leadership of large global corporations	■	■	■	■	■	■	■	■	■	■
Strategy, corporate transactions and transformation	■	■	■	■	■	■	■	■	■	■
International experience (including emerging markets)	■	■	■	■	■	■	■	■	■	■
Financial expertise	■	■	■	■	■	■	■	■	■	■
FMCG and consumer insights	■	■	■		■	■	■	■
Technology, digital and innovation				■				■	■	■
Marketing and sales channels	■				■	■	■
Risk management and operational excellence (including sustainability and community)	■	■	■	■	■	■	■	■	■	■
Society, politics and geopolitics	■	■	■			■	■			■
Science and innovation			■	■		■			■	■
People, culture and reward		■	■	■	■	■	■		■	■
Corporate governance	■	■	■	■	■	■	■	■	■	■
As required by the UK FCA Listing Rules, Unilever provides the following statistical information. Unilever complies with the laws for each jurisdiction in which Unilever operates in and shall not implement any policy in any jurisdiction in which Unilever operates to the extent the policy itself or actions taken under it would, in the good faith judgement of Unilever, violate the laws of such jurisdictions. The tables below show that as at 31 December 2025, we had 40% female Board members (including Executive Directors) against the target of 40%.
The position of Senior Independent Director is held by a female, and two Board members are from a minority ethnic background. As at the same date, there was a 12-member ULE, including Executive
Directors, of which four (33%) were women.
We collect both gender and ethnicity data directly from Board and ULE members annually on a self-identifying basis in a questionnaire. This data is used for statistical reporting purposes and provided with consent. Board members are asked to identify their gender and ethnicity based on the categories set out in the tables below.
Gender representation on the Board and ULE as at 31 December 2025

	Number of Board members	Percentage of the Board	Board (CEO, CFO, SID and Chair)	Number of ULE members	Percentage of the ULE
Men	6	60	3	8	67
Women	4	40	1	4	33
Other	–	–	–	–	–
Not specified/prefer not to say	–	–	–	–	–
Ethnicity representation on the Board and ULE as at 31 December 2025

	Number of Board members	Percentage of the Board	Board (CEO, CFO, SID and Chair)	Number of ULE members	Percentage of the ULE
White British or other White (including minority-white groups)	7	70	2	4	33
Mixed/Multiple Ethnic Groups	–	–	–	2	17
Asian/Asian British	2	20	1	2	17
Black/African/Caribbean/Black British	–	–	–	1	8
Other ethnic group, including Arab	1	10	1	3	25
Not specified/prefer not to say	–	–	–	–	–

Governance Report	Unilever Annual Report on Form 20-F 2025	69

REPORT OF THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
Board tenure as at 31 December 2025
•
•
*Srinivas Phatak joined the Board on 16 September 2025.
•
Board independence as at 31 December 2025
The Non-Executive Directors (including the Chair) comprised 80% of the Board of Directors as at 31 December 2025.
COMMITTEE EVALUATION
The Committee carried out an evaluation of its activities which was facilitated by the consultancy firm No 4.
The results of this evaluation were discussed by the Committee in January 2026. Feedback was also provided to the Board with respect to this evaluation of the Committee. The Committee concluded that it had operated effectively, in particular in relation to Board and
ULE appointments. The Committee would continue to focus on this key area, as well as its other responsibilities for corporate governance.
Ian Meakins
Chair of the Nominating and Corporate
Governance Committee
Adrian Hennah
Zoe Yujnovich

70	Unilever Annual Report on Form 20-F 2025	Governance Report
Report of the Audit
Committee
We focused this year on the
demerger of our Ice Cream business,
share capital consolidation, cyber
security and ESRS reporting, in
addition to our usual reporting
and control responsibilities.
Adrian Hennah
Chair of the Audit Committee
On behalf of the Audit Committee, I am pleased to present
the Committee’s report for the year ended 31 December 2025.
In 2025, the Committee consisted of four members: Susan Kilsby, Ruby
Lu, Benoît Potier (appointed in January 2025), and me as Chair.
The Committee believes it has carried out its duties effectively throughout the year and maintained a high standard of independent oversight. It has had good support and collaboration from management, the Internal Audit team and the external auditors, KPMG.
2025 marked another year of change for the company,
with in particular the implementation of a global productivity programme and completion of the demerger of our Ice Cream business on 6 December 2025. The Committee’s primary focus has been to maintain the integrity of Unilever’s financial and
non-financial reporting and ensure the adequacy of its internal controls.
We also sought reassurance from management on the Company’s
principal and emerging risks, including risk appetite and associated mitigation.
This year, we continued to focus on topics that are subject
to regulatory change, including the European Sustainability Reporting
Standards (ESRS), the International Sustainability Standards Board
(ISSB) and Corporate Governance Reform. In preparation for
compliance with provision 29 of the revised UK Corporate Governance
Code, applicable from 1 January 2026, the Committee discussed with management the identification and assurance of material controls, as well as reviewing the nature and number of principal risks, which have now been approved by the Board (see pages 32 to 37).
The Committee also allocated considerable time to other risk management topics, including cyber security and demerger of our Ice
Cream business, as well as discussing developments in international taxation, pensions and treasury.
In addition to the formal meetings, Committee members visited the
R&D facility at Port Sunlight, UK, and the US Prestige business,
Paula’s Choice, in Seattle.
In September 2025, the Board appointed a new Chief Financial Officer,
Srinivas Phatak, after an extensive internal and external search. The
Audit Committee was involved in advising the Nominating and
Corporate Governance Committee and the Board on the selection of the CFO, as well as the appointment of a new Chief Auditor, Pamela
Dickson, who joined in June 2025 with over 30 years of Unilever operational experience.
As part of the standard five-year rotation for external audit partners as required by UK regulation, Jonathan Downer has been appointed to succeed Jonathan Mills as lead engagement partner following
completion of the 2025 audit. On behalf of the Committee, I would like to thank Jon Mills and look forward to Jonathan bringing a fresh perspective to our audit process from the 2026 financial year.
Adrian Hennah
Chair of the Audit Committee

Governance Report	Unilever Annual Report on Form 20-F 2025	71

REPORT OF THE AUDIT COMMITTEE
COMMITTEE MEMBERSHIP AND ATTENDANCE

Attendance
Adrian Hennah Chair	9/9
Susan Kilsby	9/9
Ruby Lu	9/9
Benoît Potier	8/9
The Audit Committee is comprised only of independent Non-Executive
Directors, with a quorum requirement of two such members. The Audit
Committee was chaired by Adrian Hennah. The other members are
Susan Kilsby, Ruby Lu and Benoît Potier.
The Board is satisfied that the Audit Committee members are
competent in financial matters and have recent, relevant experience.
For the purposes of the US Sarbanes-Oxley Act of 2002, Adrian
Hennah is the Committee’s financial expert.
Other attendees at Committee meetings included the Chief Financial
Officer (CFO), Chief Auditor, Group Controller, General Counsel
Corporate and Deputy Group Company Secretary, and the external auditors, KPMG. Throughout the year, Committee members met
periodically without others present and offered separate private sessions with the CFO, Chief Auditor and the external auditors to discuss issues in greater detail.
There were nine scheduled Committee meetings during the
year. Attendance at these meetings is shown above.
CODE OF BUSINESS PRINCIPLES
All actions by Executive Directors, Non-Executive Directors or any
Unilever employees are required to comply with the Code of Business
Principles. This includes, in accordance with the US Sarbanes-Oxley
Act of 2002 and the SEC requirements, the relevant provisions in relation to a code of ethics for Senior Financial Officers. No waivers have been requested or granted for this.
ROLE OF THE COMMITTEE
The role and responsibilities of the Audit Committee are set out in written terms of reference, which the Committee reviews annually, considering relevant legislation and recommended good practice. The terms of reference are contained within ‘The Governance of Unilever,’
available on our website.
The Committee’s responsibilities include, but are not limited to, the following matters:
■oversight of the integrity of Unilever’s financial statements;
■review of Unilever’s half-yearly and annual financial statements
(including clarity and completeness of disclosure) and trading statements for quarter 1 and quarter 3;
■review of Unilever’s non-financial statements and the Sustainability
Statement;
■oversight of risk management and internal control arrangements;
■oversight of compliance with legal and regulatory requirements;
■oversight of external auditors’ performance, objectivity, qualifications and independence;
■approval process of non-audit services;
■recommendation to the Board of the external auditors’ nomination for shareholder approval, and approval of their fees, see note 25 on page 182; and
■performance of the internal audit function.
All relevant matters arising are brought to the attention of the Board.
Committee Reviews
To help the Committee meet its oversight responsibilities, focused knowledge sessions are organised throughout the year. In 2025, these included the demerger of our Ice Cream business, cyber security, sustainability reporting and Global Business Services, which provide financial control automation and process centralisation.
In addition, Committee members visited the Port Sunlight R&D facility and the US Prestige business, Paula’s Choice, gaining insights into advancements in our manufacturing and product development,
premium market challenges, and risk and control management for recently acquired businesses.
The Committee also received presentations from management and discussed risk management activities, preparation of the financial statements, the overall control environment, and operation of financial reporting controls.
Special focus has been given to:
■the separation and demerger of our Ice Cream business:
The Committee was actively involved in providing oversight on the separation process. This included financial and non-financial reporting impacts, presentation in the Annual Report and Accounts and historical financial information audits. The Committee also considered the nature of the separation, key risks, and the potential areas where the separated Ice Cream business and the retained
Unilever company could hold different views. To support its
assessment and recommendations to the Board, the Committee was supported by management and external financial and legal experts.
■Cyber Security: The Committee was provided with updates on the
Cyber Security Programme including compliance with evolving
legislation. The Company’s cyber security posture, considering the changing threat environment, was assessed and challenged by the
Committee against the National Institute of Standards and
Technology (NIST) framework. Any cyber security operational
incidents and threats were highlighted and discussed. For further details, please refer to our cyber security governance and processes on page 207.
■Treasury & Tax Update: Management provided an update on Group
Treasury priorities, including the impact of the demerger of the Ice
Cream business, notably the share consolidation and share
cancellations, as well as developments in economically volatile markets. The Committee also reviewed ongoing developments in international tax, and management of tax risks and compliance.
In addition, the Committee discussed the control environment of acquired businesses such as Liquid I.V. and Nutrafol, which are not integrated into the main legacy Enterprise Resource Planning (ERP)
systems, as well as the work done in tax, treasury and pension matters.
REPORTING AND FINANCIAL STATEMENTS
The Committee reviewed, prior to publication, quarterly financial press releases together with the associated internal quarterly reports from the CFO and the Disclosure Committee and, with respect to the full-
year results, the Report of Independent Registered Public Accounting
Firm. It also reviewed the Annual Report and Accounts and the Annual
Report on Form 20-F 2025. These reviews incorporated the accounting policies, significant judgements and estimates underpinning the financial statements as disclosed in note 1 on page 133.

72	Unilever Annual Report on Form 20-F 2025	Governance Report

REPORT OF THE AUDIT COMMITTEE
Particular attention was paid to the following significant matters in relation to the financial statements:
■Demerger of our Ice Cream business: The Committee discussed the approach and impact of the separation and ultimate demerger of our
Ice Cream business on the discontinued operations disclosure.
■UK Corporate Governance Code: Published on 22 January 2024,
the Code introduced a limited set of changes, most notably relating to a material controls declaration, which will be required for reporting years commencing 1 January 2026. Unilever will adopt these
changes for the 2026 financial year when they come into effect.
During 2025, the Committee approved management’s approach to the identification of material controls. Management has reviewed this extensively and discussed learnings with the Committee to establish the approach that will be followed in 2026.
■Presentation of non-underlying items: The Committee considered management’s responses to its review and observations made by the external auditor. There were no comments from the SEC.
■Indirect tax provisions and contingent liabilities: Refer to notes 19 and 20 on pages 177 and 178. The Committee agreed that the tax provisions and judgements around the likelihood, as well as the disclosures, are appropriate in the Annual Report and Accounts
2025 and the Annual Report on Form 20-F 2025.
■Revenue recognition: The Committee reviewed the adequacy of the policy around the cut-off and appropriateness of rebate accruals.
For each of the above areas, the Committee considered the key facts and judgements outlined by management. Members of management attended the applicable section of the Committee meeting to answer questions or challenges posed by the Committee. The Committee’s feedback has been incorporated into the final approach. These matters were also discussed with the external auditors. See pages 111 to 112 for further information.
The Committee specifically discussed with the external auditor how management’s judgement and assertions were challenged and how professional scepticism was demonstrated during the audit of these areas. This included the disclosures for each matter noted above. The
Committee is satisfied that the relevant accounting policies are in place in relation to these significant matters and that management has correctly applied these policies.
In addition to the matters noted above, our external auditors, as required by auditing standards, also consider the risk of management override of controls. Nothing has come to our or their attention to suggest any material misstatement with respect to suspected or actual fraud.
At the request of the Board, the Committee undertook to:
■review the appropriateness of adopting the going concern basis of accounting in preparing the annual and half-yearly financial statements;
■assess whether the business was viable in accordance with the UK
Corporate Governance Code. The assessment included a review of the principal and emerging risks facing Unilever, their potential impact and how they were being managed, together with a
discussion as to the appropriate period for the assessment. The
Committee recommended to the Board that there is a reasonable expectation the Group will be able to continue in operation and meet its liabilities as they fall due over the three-year period (consistent with the period of the strategic plan for Unilever PLC) of the assessment; and
■consider whether the Unilever Annual Report and Accounts 2025 was fair, balanced and understandable, and whether it provided the necessary information for shareholders to assess the Group’s year-
end position and performance, business model and strategy. To make this assessment, the Committee reviewed drafts of the Annual
Report and financial statements to ensure key messages were
aligned with the Company’s position, performance and strategy. The
Committee also reviewed the processes and controls that are the basis for its preparation. The Committee was satisfied that, taken as a whole, the Unilever Annual Report and Accounts 2025 is fair, balanced and understandable.
Regulator Correspondence
During the year, the UK Financial Reporting Council (FRC) reviewed the Company’s Annual Report and Accounts for the year ended 31
December 2024 in accordance with the FRC’s Operating Procedures for Corporate Reporting Review. The FRC conducted a limited scope review of the supplier finance arrangements disclosure in the annual accounts and did not raise any questions. The FRC published this on its website in December 2025, noting that it did not enter into substantive correspondence with Unilever. In 2025, Unilever did not receive any formal notifications or communications from the US
Securities Exchange Commission.
SUSTAINABILITY
The CSRD require large companies operating in the European Union to report on their sustainability performance in accordance with the
ESRS. The CSRD sets out the requirements, while the ESRS provides detailed standards for reporting on a range of environmental, social and governance matters.
During 2025, the Committee received quarterly updates on assurance planning, benchmarking and key regulatory developments. These updates included information on planned simplifications under the EU
Omnibus, which impact the CSRD, Corporate Sustainability Due
Diligence Directive (CSDDD) and EU Taxonomy. A more substantial review of the scope of reporting is planned for 2026. In 2025, the
Committee reviewed proposals relating to the presentation of the demerger of our Ice Cream business given its significance and limited reporting precedence or guidance. In 2026, we will review the impact of the demerger on the double materiality assessment (DMA), targets and baseline values.
The Committee approved the output of the 2025 DMA in October and was satisfied it continues to reflect Unilever’s material impacts, risks and opportunities relating to sustainability matters. The Committee also reviewed the non-financial disclosures, including ESRS disclosures in this Annual Report and Accounts.
During the year, the Climate Action 100+ Group discussed how to accelerate the sustainability agenda. In future years, we expect further mandatory non-financial reporting standards applicable to the Group, including the EU Omnibus and international sustainability standards being developed by the ISSB.
RISK MANAGEMENT & INTERNAL CONTROLS
(ASSURANCE)
The Committee reviewed Unilever’s overall approach to risk
management, risk appetite and control, and its processes, outcomes and disclosure. The assessment was undertaken through a review of:
■the yearly report detailing the risk identification and assessment process, together with risk areas identified by management;
■reports from senior management on risk areas for which
the Committee had oversight responsibilities: treasury, tax
and pensions, information security, data privacy, legal and regulatory compliance, and the project management of business
transformation;
■the Quarterly Risk and Control Status Reports, including Code of
Business Principles cases relating to fraud and financial crimes;
■a summary of control deficiencies identified through controls testing activities together with action plans to address underlying causes;
■management’s improvements to reporting through further
automation and centralisation; and
■the annual financial plan and Unilever’s dividend policy and dividend proposals.

Governance Report	Unilever Annual Report on Form 20-F 2025	73

REPORT OF THE AUDIT COMMITTEE
The Committee reviewed the application of the requirements under
Section 404 of the US Sarbanes-Oxley Act of 2002 with respect to internal controls over financial reporting. In fulfilling its responsibilities in relation to risk management and internal controls, the Committee met regularly with senior members of management and is satisfied with the key judgements made.
The Committee has completed its 2025 review on both risk
management and internal controls and was satisfied that the process was effective. Where specific areas for improvement were identified, adequate mitigating controls were in place, and sustainable process improvements were underway. Where controls have been impacted by ongoing transformation, such as the demerger of our Ice Cream business, actions have been taken to ensure these are appropriately designed and implemented. The Committee will continue to ensure that appropriate procedures are in place for detecting and
preventing fraud.
INTERNAL AUDIT
The Committee reviewed Internal Audit’s plan, which focused
on Unilever’s risk areas, including cyber security, financial control processes, and product safety and quality, and ensured the necessary resources were in place to complete the plan effectively.
The Internal Audit team is compliant with the new Global Internal Audit
Standards (GIAS), which came into effect in January 2025. The team has taken steps to prepare for the incoming ‘topical requirements’ in
2026 on cyber security and third parties. The use of data and analytics continues to enable the team to deliver audits efficiently and with impact.
The Committee reviewed quarterly and year-end summary reports, including the results of audit activities and the completion status of agreed actions. During the year, the Chief Auditor and her leadership team visited several of the audited markets. Most audits have taken a hybrid approach of both virtual and physical presence.
Every five years, the Committee engages an independent third party to perform an effectiveness review of the function. This was last completed in 2022 and is planned for 2027. In 2025, the Committee evaluated Internal Audit’s performance and confirmed its effectiveness.
During the year, the Chief Auditor had multiple interactions with
Committee members as part of Committee preparation and
onboarding.
AUDIT OF THE ANNUAL ACCOUNTS
KPMG, Unilever’s external auditors and an independent registered public accounting firm, reported in depth to the Committee on the scope and outcome of the annual audit. This included their audit of internal controls over financial reporting as required by Section 404 of the US Sarbanes-Oxley Act of 2002. Their reports included audit and accounting matters, governance and control, and accounting
developments.
The Committee held independent meetings with the external auditors during the year and reviewed, agreed, discussed and challenged their audit plan. This included the materiality applied, and the scope and assessment of the Group’s financial reporting risk profile.
The Committee discussed the views and conclusions of KPMG
regarding management’s treatment of significant transactions and areas of judgement during the year. The Committee considered these and is satisfied with the treatment in the financial statements.
EXTERNAL AUDITORS
KPMG have been the Group’s auditors since 2014, and shareholders approved their reappointment as the Group’s external auditors at the
2025 AGM.
The Committee confirms that the Group is in compliance with
The Statutory Audit Services for Large Companies Market Investigation
(Mandatory Use of Competitive Tender Processes and Audit
Committee Responsibilities) Order 2014, which requires Unilever to tender the audit every ten years.
The last tender for the audit of the Annual Report and Accounts was performed in 2022, during which the decision to reappoint KPMG was unanimously recommended by the Committee and approved by the
Board of Unilever PLC. At present, we are satisfied with the effectiveness of our current auditors and have no plans to re-tender before 2032. This position is re-evaluated each year.
Both Unilever and KPMG have safeguards to protect auditor
independence and objectivity, such as audit partner rotation and the restriction on non-audit services as described below. KPMG issued a formal letter to the Committee outlining the general procedures to safeguard independence and objectivity, disclosing all relationships with the Company, and confirming their audit independence.
Each year, the Committee assesses the effectiveness of the external audit process, which includes discussing feedback from Committee members and stakeholders at all levels across Unilever. Interviews are also held with key senior management within Unilever and KPMG.
The Committee also reviewed the statutory audit, other audit and non-
audit services provided by KPMG and compliance with Unilever’s documented approach, which prescribes in detail the types of engagements listed below, for which the external auditors can be used:
■statutory audit services, including audit of subsidiaries;
■other audit services – audits not required by law or regulation;
■non-audit services – work that our external auditors are best placed to undertake, which may include;
■services required by law or regulation to be performed by the audit firm; and
■services where knowledge obtained during the audit is relevant to the service, such as bond issue comfort letters.
Unilever has for many years maintained a policy that prescribes in detail the types of engagements for which the external auditors can be used, with all other engagements being prohibited. The policy is aligned with both UK and SEC regulations and is updated as
necessary.

74	Unilever Annual Report on Form 20-F 2025	Governance Report

REPORT OF THE AUDIT COMMITTEE
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
In 2025, approved non-audit fees were around 84% of the annual statutory audit fees. The increase (FY24: 52%) was primarily driven by the work undertaken in respect of the demerger of our Ice Cream business. The Committee concluded that provision of these services by KPMG would not compromise audit quality or threaten auditor independence and is in accordance with standard practice. KPMG also sought and received approval from the UK FRC to be engaged for these same services, as it was likely that for FY25, the non-audit fees subject to the FRC fee cap requirements, would exceed 70% of the average statutory audit fee for the previous three years. The
Committee is satisfied that the overall levels of audit-related and non-
audit fees, and the nature of services provided, are such that they will not compromise the objectivity and independence of our auditor.
Further details are given in note 25 to the financial statements on page
182.
EVALUATION OF THE COMMITTEE
The Committee carried out an assessment of its effectiveness and performance in the year, facilitated by the consultancy firm No 4.
The Committee considered the output from that process at its meeting in January 2026. Feedback was also provided to the Board as part of its overall Board evaluation. The Committee concluded that it is performing effectively and will remain focused on internal control and external reporting. The area of evolving sustainability reporting requirements and cyber security will continue to receive attention by the Committee.
Adrian Hennah
Chair of the Audit Committee
Susan Kilsby
Ruby Lu
Benoît Potier

Governance Report	Unilever Annual Report on Form 20-F 2025	75

Report of the
Corporate
Responsibility
Committee
Beyond our reporting and control
responsibilities, we focused this
year on key areas of corporate
and reputational risk, including
litigation, sustainability, business
integrity, and health, safety
and wellbeing.
Judith McKenna
Chair of the Corporate Responsibility Committee
On behalf of the Corporate Responsibility Committee, I am pleased to present our report for 2025.
During the year, the Committee continued to provide rigorous governance and oversight of Unilever’s most material corporate responsibility issues, at a time of increasing scrutiny from consumers, regulators and wider stakeholders. We worked closely with
management and the Board to oversee key areas of reputational risk and business integrity, including litigation and sustainability. In addition, the health, safety and wellbeing of employees is fundamental to everything we do. We ensured these matters were appropriately considered and resourced within Unilever’s broader risk management and decision-making frameworks.
As part of our mandate to support responsible and sustainable business practices, the Committee reviewed developments
in emerging regulation, human rights, social-first marketing, cyber security and geopolitics. Our discussions focused on how effectively
Unilever’s policies, controls and governance arrangements remain fit for purpose. We also addressed strengthening the organisation’s ability to manage risk while responding to changing stakeholder expectations and market dynamics.
Unilever has long been recognised for its work in sustainable business, and in 2025 our focus remained on four priority areas of climate, nature, plastics and livelihoods. The Committee monitored progress against these priorities, tested the robustness of management’s plans and the focus of the innovation pipeline, and supported the disciplined execution of Unilever’s sustainability strategy and targets. We recognised both the opportunities and trade-offs involved in delivering long-term value in a rapidly evolving regulatory and stakeholder environment.
In July 2025, I assumed the role of Chair following the retirement of
Susan Kilsby from the Committee. On behalf of the Committee, I would like to thank Susan for her exceptional leadership and contribution.
The Committee is well positioned to continue its work with clarity of purpose and strong governance foundations. I would also like to express our appreciation to Unilever’s management team for its ongoing commitment and constructive engagement on the issues within our remit.
The Committee enters 2026 with strengthened governance practices, clear business and sustainability priorities, and a sharpened focus on areas of reputational risk and resilience. These foundations position
Unilever well to navigate an increasingly complex external
environment, and I look forward to working closely with my fellow
Committee members and management in the year ahead.
Judith McKenna
Chair of the Corporate Responsibility Committee

76	Unilever Annual Report on Form 20-F 2025	Governance Report

REPORT OF THE CORPORATE RESPONSIBILITY COMMITTEE
COMMITTEE MEMBERS AND ATTENDANCE

Attendance
Judith McKenna Chair (Chair from 1 May 2025)	4/5
Susan Kilsby Former Chair (member until 30 April 2025)	3/3
Ruby Lu	5/5
Benoît Potier	4/5
Zoe Yujnovich (member from 1 May2025)	4/4
This table shows the membership of the Committee together with their attendance. If Directors are unable to attend a meeting, they have the opportunity to discuss any agenda items beforehand with the
Committee Chair. Attendance is expressed as the number of meetings attended out of the number eligible to be attended.
The Corporate Responsibility Committee comprises four
Non-Executive Directors: Judith McKenna (Chair), Ruby Lu,
Benoît Potier and Zoe Yujnovich. Susan Kilsby (Former Chair) retired from the Committee in April 2025.
The Chief R&D Officer and the Chief Corporate Affairs and
Sustainability Officer attend the Committee meetings. The Board Chair, the Chief Legal Officer and Group Company Secretary, and subject matter experts from litigation, business integrity, safety, health and wellbeing, and supply chain may also join the Committee’s discussions. Other members of management may join at the Chair’s invitation.
ROLE OF THE COMMITTEE
The Corporate Responsibility Committee oversees Unilever’s conduct as a responsible global business. A core part of its remit
is its governance and oversight on key areas of corporate reputation and risk management.
Part of this responsibility is reviewing and managing sustainability-
related risks, opportunities and trends that are material to Unilever. The
Committee also reviews and provides recommendations to the Board about the Climate Transition Action Plan (CTAP), which sets out the actions Unilever intends to take to reduce the business’s direct and indirect emissions and make progress on our net zero goal by 2039.
The Committee oversees business integrity, health, safety
and wellbeing, as well as significant litigation matters with potential reputational risk for the Company. The Committee also has oversight of Unilever’s conduct regarding corporate and societal obligations, and its reputation as a responsible company. This includes Unilever’s Code of Business Principles and third-party compliance with our Responsible
Partner Policy.
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
The Committee’s discussions are informed by the experience of the
Unilever Leadership Executive, which is accountable for driving responsible and sustainable growth through Unilever’s operations,
Business Groups, value chain and brands. The Chief R&D Officer leads on behalf of management, with further senior leaders invited to the Committee as relevant to share their perspectives and insights on key issues, challenges and external developments.
The Committee’s terms of reference are set out at: www.unilever.com/
investors/corporate-governance.
HOW THE COMMITTEE HAS DISCHARGED ITS
RESPONSIBILITIES
In 2025, the Committee’s principal activities were as follows:
Navigating a changing external landscape
As a business, we continue to navigate growing economic,
environmental and social challenges. Many of the challenges, such as climate change, nature degradation and plastic pollution, are compounded by growing geopolitical divides and economic difficulties. At the same time, there is an increase in the nature and complexity of litigation matters requiring the utmost diligence and awareness of emerging risks, and capacity to respond.
Overseeing Code of Business Principles compliance
Our consumers trust us to do business with integrity. Maintaining our reputation and continued business success requires the highest standards of behaviour and compliance. The Code and associated
Code Policies set out the ethical standards of conduct expected of all
Unilever employees. Any breach is classified as a legal and
compliance risk to the business (see page 37).
The Corporate Responsibility Committee oversees the Code and Code
Policies, including those related to anti-corruption and bribery, ensuring they remain fit for purpose and are appropriately applied, including the mechanisms for implementing the Code and Code Policies.
In 2025, the Committee approved updates to our Code of Business
Principles to improve clarity, make it easier for employees to raise concerns, and strengthen controls for sourcing, quality and
recordkeeping. Three additional policies were also updated to address
AI‑related risks in intellectual property, data privacy and marketing.
The Committee actively reviews an analysis of investigations into non-
compliance with the Code and Code Policies, including those related to anti-corruption and bribery, and discusses any trends or learnings arising from these investigations. The Committee noted the significant improvement in investigation process and case closure times. There were no material matters in the context of the Unilever Group.
This year, the Committee acknowledged the continued progress in employees being able to raise concerns and the strong recognition of
Business Integrity in the UniVoice survey.
Responsible Partner Policy (RPP) compliance
Extending Unilever’s business principles to suppliers and distributors is essential if Unilever is to do business with integrity, demonstrate high standards and fight corruption in all forms. The Responsible Partner
Policy (RPP) sets out Unilever’s requirements that third parties conduct business with integrity and with respect for human rights and core labour principles. Breaches of third-party compliance can pose a risk to the business.
The Committee rigorously examines Unilever’s compliance processes and programmes, and management of the risk of external business partnerships. In addition, the Committee tracks compliance with
Unilever’s RPP to identify any trends or process improvements. This year, the Committee focused on the new compliance system,
strengthening governance, extending coverage to suppliers of non-
integrated spends, as well as sharpening audits and enhanced anti‑bribery and sanctions screening.
Promoting safety and security
Safety, Health and Environment (SHE) remain fundamental to Unilever.
Unilever is focused on promoting a safety-first culture, and “Unilever is committed to my safety” was the top-rated question in our UniVoice survey.

Governance Report	Unilever Annual Report on Form 20-F 2025	77

REPORT OF THE CORPORATE RESPONSIBILITY COMMITTEE
The Committee oversees Unilever’s approach to safety. It reviewed performance, including the Total Recordable Frequency Rate (TRFR), as reported under one of the Health and Safety Metrics. The
Committee noted continued reductions in injuries, fatalities and risk exposure, driven by data‑led prioritisation, strengthened road safety and process safety programmes, and enhanced digital and cultural interventions.
Global security risks remained manageable amid rising youth‑led activism, persistent (though regionally shifting) theft patterns, and strengthened capabilities across site security, investigations, partner oversight and field operations. Looking ahead, focused resilience planning and enhanced readiness measures will support continuity through major upcoming events and heightened geopolitical volatility, including contentious election cycles in key markets.
Improving the health and wellbeing of employees
The Committee holds responsibility for the health and wellbeing of
Unilever employees, and protection from hazards. In a time of public health threats, natural disasters, geopolitical conflicts and increasing global burden of chronic health conditions, proactive and focused management is essential to optimise employee wellbeing.
This year, the Committee commended the meaningful improvements in the health and wellbeing of employees, reflecting the impact of
Unilever’s long-term commitment to prevention-led programmes.
Unilever’s global Healthier U initiative now reaches more than 59,000 employees across 56 countries and is delivering independently validated gains in overall health, quality of life and reduced time away from work. These outcomes underscore the strong foundations
Unilever has built to support a resilient, high-performing workforce.
The Committee will support management in continued prioritisation, embedding a culture of psychological safety and constructive challenge, and sustaining investment in prevention-led approaches that help every colleague thrive.
Respecting and promoting human rights
Respect for human rights remains a foundation of Unilever’s business, serving to reduce risk, enhance reputation and support brand growth.
While we acknowledge that business can contribute to positive human rights outcomes, we must ensure that we are first addressing any harm and the ongoing human rights challenges that continue to be found in every global value chain.
The Committee evaluated the Human Rights strategy, governance and accountability, focusing on priorities and potential risks to ensure clarity and alignment with our ambition and legal obligations, including conducting heightened human rights due diligence, proportionate to the potential risks.
The Committee also reviewed Unilever’s 2025 Modern Slavery
Statement. The statement is part of Unilever’s legislative requirement to annually publish a statement describing the steps taken to prevent modern slavery in the business and supply chain. In 2024, the
Statement focused on the continued implementation of our forced labour action plan, engagement with rightsholders and programme evaluation.
Delivering ambitious new sustainability goals
Unilever’s sustainability strategy focuses on four priorities: climate, nature, plastics and livelihoods. These priorities are of material importance to the business, and where we have the potential to make the biggest impact.
The Committee discussed operational delivery and performance management, as well as opportunities to leverage Unilever’s brands to drive retailer activation and consumer preference for sustainability. The
Committee also discussed material sustainability-related risks and opportunities for the business.
Sustainability Reporting Risks
This year, the Committee discussed the new reporting requirements under the European Sustainability Reporting Standards (ESRS) and
the proposed approach, including consolidating existing reporting requirements on Task Force on Climate-related Financial  Disclosures and the Climate Transition Action Plan.
The Committee provided guidance on potential reputational risks that may arise from the ESRS sustainability statement.
Sustainability Progress Index (SPI)
Unilever’s Reward Framework includes a Performance Share Plan
(PSP). This long-term incentive plan is linked to financial performance, as well as performance against sustainability goals (see pages 99 to
100).
To come to a view on Unilever’s performance on its sustainability goals for the purposes of reward, the Committee and the Remuneration
Committee (RC) jointly evaluate performance against a Sustainability
Progress Index (SPI).
2025 SPI outcome
SPI performance is determined by four equally weighted KPIs and targets – one for each of Unilever’s sustainability pillars. In making their assessment, the Committee and the RC review quantitative and qualitative progress across the sustainability pillar and delivery against the respective sustainability targets.
The Committee considers the performance outcome of SPI and
provides relevant input and guidance to the RC in relation to the recommendation on SPI outcome. This joint assessment forms part of the RC’s overall recommendation on the SPI outcome (see page 97).
Sustainability Progress Index 2026–2028
As agreed in 2023 during the Directors’ Remuneration Policy review, from SPI 2024–2026 onwards, the SPI will be assessed using four metrics aligned with Unilever’s sustainability focus areas. Each target will have a numeric performance range (threshold and maximum) that will drive the outcome, and the target will be disclosed prospectively for a three-year period.
The Committee and the RC reviewed and approved the targets for
2028, as they relate to PSP 2026–2028, including the shift on plastics to focus on paper-based flexible packaging.
EVALUATION OF THE CORPORATE
RESPONSIBILITY COMMITTEE
As part of Unilever’s governance, Unilever undertakes an evaluation of its Committees every year. In 2025, the evaluation was conducted by the consultancy firm No 4 and was overseen by the Chair of the
Company and the Chief Legal Officer and Group Company Secretary.
Feedback was provided to the Board, including Committee members, as part of its evaluation of the overall effectiveness of the Board. It was concluded that the Committee is performing effectively.
Judith McKenna
Chair of the Corporate Responsibility Committee
Ruby Lu
Benoît Potier
Zoe Yujnovich

78	Unilever Annual Report on Form 20-F 2025	Governance Report
Directors’
Remuneration
Report
We believe our new Policy will equip
us with the right remuneration tools to
serve our global business effectively,
incentivise the delivery of our strategic
objectives and drive top-third
shareholder returns.
Susan Kilsby
Chair of the Remuneration Committee
On behalf of the Remuneration Committee, I am pleased to present
Unilever’s Directors’ Remuneration Report for the financial year ended
31 December 2025. It describes the 2025 remuneration outcomes under the current Directors’ Remuneration Policy, as well as outlining our proposals for a new Policy, for which we are seeking shareholder approval at the 2026 AGM.
Unilever remains committed to ongoing shareholder dialogue. At the
AGM on 30 April 2025, 72.29% of votes were cast in favour of the
Directors’ Remuneration Report. Following the AGM, the Company
engaged with shareholders to gain deeper insight into views on our approach to remuneration. This consultation included our largest shareholders – representing 46.3% of the share register – as well as other shareholders who voted against the Remuneration Report and several proxy agencies. Further detail is set out on page 108.
We would like to thank all of the shareholders and proxy agencies for their valuable feedback, which was taken into account when
considering our approach to remuneration policy and practice. Further details on the outcome of this consultation, as well as how it impacted our approach, are set out on page 81.
EXECUTIVE DIRECTOR CHANGES
Hein Schumacher stepped down as CEO and as a Board Director with effect from 1 March 2025 by mutual agreement and left the Company on 31 May 2025. Fernando Fernandez was appointed CEO on 1
March 2025, having served as CFO since 1 January 2024.
The remuneration package for Fernando Fernandez on appointment and departure terms for Hein Schumacher were disclosed last year in the 2024 Directors’ Remuneration Report. See pages 96 and 109 of that report respectively for further details.
Srinivas Phatak was appointed to the Board and Unilever Leadership
Executive as CFO on 16 September 2025, following a thorough
internal and external search process. His remuneration on appointment comprised fixed pay of €1,175,000, maximum annual bonus
opportunity of 180% of fixed pay and maximum Performance Share
Plan (PSP) opportunity of 320% of fixed pay, all in line with the current
Directors’ Remuneration Policy. The fixed pay for Srinivas Phatak has been set at a lower level than the previous CFO’s salary.
The Committee took into account previous shareholder feedback in determining the departure terms for Hein Schumacher and in setting remuneration for the appointment of Srinivas Phatak. More details are set out on page 108.
BUSINESS AND PERFORMANCE CONTEXT
We have outperformed markets and achieved progress on many fronts during 2025. We delivered broad-based underlying sales growth (USG)
and volume growth (UVG) despite relatively subdued markets, with growth accelerating during the year. Operating profit growth was comfortably above the top third of peers, and flat on prior year despite material currency headwinds. We focused our portfolio on higher-growth categories, accelerated our global marketing shift to drive Desire at Scale and delivered on our commitment to drive volume growth, positive mix and strong gross margin. We also landed a strong innovation plan, drove improvements in key emerging markets and successfully completed the demerger of our Ice Cream business.
We come from a position of strength, with sharper focus and
disciplined execution, and we believe with the right structure we can drive higher performance. The actions taken by Fernando since his appointment in March 2025 have strengthened the foundations for improved performance in the years ahead. We are confident
in his ability to deliver Unilever’s financial ambitions and deliver top-
third total shareholder returns.
2025 INCENTIVE OUTCOMES
2025 annual bonus
Despite strong performance as outlined above, the formulaic outcome under the 2025 annual bonus plan was determined as 70% of
target opportunity for the Executive Directors, which highlights the stretching targets we have set for ourselves. Cash performance was ahead of target, with cash conversion at around 100%. While the USG and underlying operating profit (UOP) outcomes scored below our stretching target, the Committee believes that performance has been strong in light of market factors. In particular, USG of 3.6% and
UVG of 1.6% are in the top third of our peers and there has been improvement in turnover-weighted market share compared to the prior year.

Governance Report	Unilever Annual Report on Form 20-F 2025	79

DIRECTORS’ REMUNERATION REPORT
The UOP outcome has been negatively impacted by the exceptional devaluation of the dollar against the euro in 2025. On a constant currency basis, UOP was up 8.7% in the year, with overheads and productivity delivery ahead of plan, restructuring costs below budget and an increase in brand and marketing investment. While the Committee believes the formulaic score does not fully reflect the strong performance delivery, it is committed to measuring UOP based on actual currency outcomes and has therefore not made any adjustment to the formulaic bonus outcome for
Executive Directors.
2023–2025 Performance Share Plan (PSP)
The formulaic outcome under the 2023–2025 PSP was determined at 135% of target opportunity. This was driven by strong ROIC performance at 19.0%, ahead of the maximum of the target range.
Cumulative free cash flow of €20.1bn was also delivered above target.
There was significant over-delivery against the sustainability targets in
2025 which produced an above-target outcome across the three-year performance period. Against the Competitiveness measure, the three-year outcome was below target but performance has improved each year and for 2025, 58% of the business won market share, ahead of the three-year target. The Committee reviewed the overall PSP outcome within the broader performance context and determined that the vesting outcome of
135% of target was appropriate.
REMUNERATION POLICY REVIEW
We are reviewing our Remuneration Policy a year earlier than the usual three-year timeframe, which is a reflection of our desire to act decisively and at pace to set the organisation up for success. We have consulted extensively with our largest shareholders, key institutional investors and proxy advisers to understand their views on our remuneration structures and challenges, as well as the wider market context. We received support for our proposals from the majority of those consulted. More details are set out later in my letter on how we engaged shareholders and how their views helped to shape the new Remuneration Policy.
We strongly believe this is the right time to review the Policy to ensure that it best supports our strategy, with the ultimate goal to deliver top-third shareholder returns. Further context is set out below.
Delivering shareholder value through a high-
performance culture
Following the appointment of Fernando Fernandez as CEO in March 2025, the strategy has been redefined to ensure that leaders and teams are fully focused on our core business priorities. These priorities are designed to deliver market outperformance through volume growth and gross margin expansion. Our agenda is clear: desirable and superior brands, flawless execution and a company fully aligned on how we win – in every category, every geography, every day.
Fernando is committed to being a frontline CEO and, throughout 2025, has focused much of his time on market agendas to reinforce the strategy and stay connected to innovation and execution on the ground. This also reflects our Play to Win cultural transformation that we have been implementing throughout the business, sharpening focus on individual and collective performance, productivity improvements and outperforming competitors. We have used the productivity programme as an opportunity to further streamline our organisation model and ways of working at a market level, giving more direct accountability to sales and marketing teams for swift customer and consumer-facing decisions. We have also implemented a new global performance management process linked to significantly more differentiated bonus outcomes – nearly half of participants in the most recent cycle received an individual performance rating materially above or below target compared to only 1 in 6 people in previous cycles.
To achieve our ambition of sustainable growth, we need the
right remuneration tools to continue to attract the best people across all regions, with differentiated reward for high performance.
Uncompromising on talent in a highly competitive
global market
We also need to address the increasing challenges we face in attracting high-calibre talent across all regions in a very competitive global market.
We need the best people in the top roles in order to drive growth.
The changes we have made to support our strategic direction, particularly in the US and other priority growth areas, require us to build our talent base and structure reward appropriately within that global context. The US is a critical growth engine, having delivered 12 consecutive quarters of volume growth and five consecutive quarters above 4%. Beauty & Wellbeing, which is another strategic focus for Unilever, is also primarily driven out of the US. The US (together with India) comprises 32% of total Unilever turnover, and in the medium term is expected to grow to 45% of total
Unilever turnover, which would require revenue growth to significantly outstrip competitors in these geographies. To support this ambition, it is essential that we are able to attract the best talent in these growth markets and with the industry and local knowledge required for the roles. It will therefore be of increasing importance that we can compete effectively in the US talent market.
We currently have no US-based individuals on the top executive team and only 7% of the next level of leadership are US-based. This is a reflection of the challenges we are having in attracting senior US talent into Unilever, in a competitive market with a limited number of potential candidates. To achieve our stated ambition, we believe we will need 20 to 30 new hires in the US across the top three tiers of Unilever. Achieving this will require competitive compensation aligned with market expectations.
The structure and quantum of remuneration at Executive Director level effectively sets a ceiling on pay for other senior talent. Given that the governance and pay environment is considerably more restrictive in the UK than elsewhere, our current remuneration structure does not allow us to compete effectively for the best talent globally. Particularly for US-based roles, when benchmarking against general industry survey data and disclosed US executive pay, there is a significant gap in long-term incentive opportunity and total compensation. We have been in the market over the past year and have seen live examples of US candidates whose current pay packages are unaffordable without creating significant relativity or pay compression issues. In addition, these candidates often have less restrictive pay structures (e.g. no bonus deferral and less onerous shareholding requirements). Below are just three examples of a wider pool of external US candidates, whose compensation packages were
unaffordable in our current remuneration structure.
Candidate 1: With only a modest uplift, the package would have been close to Unilever’s CFO pay. Our bonus deferral structure and post-
vesting retention period on PSP would have also necessitated substantial one-off payments to bridge the cash flow impact.
Candidate 2: The candidate’s current pay was higher than our CFO and close to our CEO’s total pay. The candidate also received significant housing and schooling support. Target long-term incentive (restricted stock, matching shares and performance shares) was 66% higher than Unilever’s and target bonus was 40% higher. Substantial one-off payments would also have been required to offset the loss of expatriate benefits and bridge the cash flow impact of bonus deferral and retention periods.
Candidate 3: Significantly higher target remuneration, with share options and performance shares, as well as significantly higher benefits. With our current levels of incentive opportunities, a fixed pay package well in excess of our current CEO’s pay would have been required just to match the candidate’s current package.
The current limits on incentive structures at Unilever are a competitive disadvantage as we work to attract strong succession candidates for the top jobs. We also wish to avoid paying more than is necessary in fixed, non-performance-based pay to match a candidate’s total pay package, purely as a result of the current limitations we have on incentive opportunities.

80	Unilever Annual Report on Form 20-F 2025	Governance Report

DIRECTORS’ REMUNERATION REPORT
Global pay benchmarking peer group
We are not proposing any changes to our pay benchmarking group, which was set in 2024 and supported by 97.7% of shareholders at our
2024 AGM. This peer group comprises 20 talent competitors from across the sector. It is well balanced, with only one-third from the US and the rest being UK and European companies. There were no Asian or Latin American listed companies that met the size and sector criteria.
We recently reviewed our pay benchmarking peer group to assess the impact of the demerger of our Ice Cream business. The peer group remains appropriate as Unilever is still above median on market capitalisation and above upper quartile on revenue. This peer group is used by the Committee to evaluate the market competitiveness of total remuneration.
The table below shows that Unilever is one of the largest companies in the peer group in terms of market capitalisation, revenue, headcount and geographical complexity.
Global pay benchmarking peer group – Unilever ranks at upper quartile for size and complexity

Company	Revenue (€m)	Market Cap (€m)	Employees	Countries with product sales
Nestlé
PepsiCo
LVMH
Procter & Gamble
Unilever
AB InBev
Coca-Cola
L'Oréal
Mondelēz
British American Tobacco plc
Heineken
Median
Danone
Kraft Heinz
Henkel
Colgate-Palmolive
Kimberly-Clark
Diageo
Reckitt Benckiser
Haleon
Pernod-Ricard
Beiersdorf
Unilever rank	5th of 21	7th of 21	5th of 21	5th of 21
Ensuring pay levels are commensurate with
Unilever’s size and complexity
For a number of years, total pay levels for our Executive Directors have been materially below market levels. Our current Policy states that our intention is to pay ‘at or around median’ of our global peer group. We have not achieved this due to our incentive levels being materially below those of our peers.
We believe that Executive Directors at Unilever should be paid at least at the median of our global peer group, given the size and complexity of our business and the highly competitive market in which we operate.
Unilever is the 5th largest company by revenue out of 21 global peers
(including Unilever). Our Policy proposals re-position the CEO and
CFO’s total target compensation opportunity at market median, delivered through
higher long-term incentives that will only pay out if stretching performance conditions are met.
The Committee also considered our proposals versus the FTSE 10, as a secondary reference point to ensure we are within typical UK norms.
Unilever is currently the 4th largest company listed in the UK by market capitalisation and the proposed total opportunity for the CEO is ranked around the upper quartile of this group, noting that there is only a 2%
gap between the median and upper quartile. We are also aware that a number of these companies are also seeking shareholder approval for a new Policy which may reduce our competitiveness further.
Proposed total target compensation for the CEO is illustrated below at median versus our global peer group.
GLOBAL PAY BENCHMARKING PEER GROUP – CEO TARGET COMPENSATION OPPORTUNITY
30
25
20
15
10
5
0
€m
PROPOSED
CURRENT

Fixed Pay	Target Total Compensation

*  Long-term incentives at these peer companies include restricted shares and/or share options.

Governance Report	Unilever Annual Report on Form 20-F 2025	81

DIRECTORS’ REMUNERATION REPORT
TSR peer group
A different peer group is used to measure Unilever’s relative TSR performance. This comprises 18 international companies in the consumer goods/staples sector with whom Unilever competes for market share. There is significant crossover with the global pay benchmarking peer group, except that it includes more US-listed businesses and does not include alcohol/tobacco/luxury companies that are subject to different market forces.
The TSR peer group for 2026 is unchanged and consists of:
Beiersdorf, Church & Dwight, Coca-Cola, Colgate-Palmolive, Danone,
Estée Lauder, General Mills, Haleon, Henkel, Kenvue, Kimberly-Clark,
Kraft Heinz, L’Oréal, Mondelēz, Nestlé, PepsiCo, Procter & Gamble,
and Reckitt Benckiser.
Note that the global pay benchmarking peer group provides a more conservative median total target remuneration number (~15% lower)
than the TSR peer group.

Key changes proposed under the new Policy
We are re-committing to our Performance Share Plan as the most effective long-term incentive to drive a high-performance culture and long-term growth for shareholders. We are not changing any of the performance measures or weightings under the incentive plans. We are also retaining the same global pay benchmarking peer group.
Our proposed Policy changes result in total target remuneration positioned at the median of our global benchmarking peer group. This is entirely consistent with the market positioning under our existing
Policy, previously agreed with shareholders, and is commensurate with Unilever’s size and complexity after accounting for the demerger of our Ice Cream business.
We have designed the package to deliver median total target
remuneration through a lower headline salary and lower short-term pay, but higher long-term incentives and more upside opportunity for outperforming targets. This means that a greater proportion of remuneration is variable (from 78% to 82% of total target
remuneration) and focused on driving long-term performance (from
44% to 57% of total target remuneration).

■Base salary will be reduced and a pension allowance
introduced at 11% of base salary (aligned with the rate
available to the wider workforce). Overall fixed pay will remain at current levels but variable pay will be a multiple of base salary rather than fixed pay previously.

■No change to target bonus opportunity; maximum bonus increased from 1.5x to 2x target to align with typical market practice and incentivise outperformance.
■Short-term target compensation reduced by 6%, with incentives based on the lower salary after being decoupled from fixed pay.

■Target PSP increased from 200% of fixed pay to 350% of
base salary (with maximum PSP increasing from 400% of fixed
pay to 700% of base salary) to provide a market-competitive
total remuneration opportunity, subject to delivering sustainable long-term improvements in performance.

■Shareholding requirement increased from 500% of fixed pay
to 700% of base salary (for the CEO) to align with the
maximum PSP opportunity and ensure strong alignment of
executive and shareholder interests. These requirements
continue to apply in full for two years on cessation of
employment.

■Bonus deferral removed once the shareholding requirement
is met, as we believe the exceptionally high shareholding
requirement is the most appropriate tool to manage alignment with shareholders’ interests.

■Malus and clawback provisions strengthened to ensure a robust approach to risk management and enforceability.
Shareholder engagement
We undertook comprehensive consultation with our largest
shareholders, key institutional investors and proxy advisers during the second half of 2025 and early 2026 in respect of the review of the
Remuneration Policy. We had discussions with around 30
shareholders and proxy advisers during this time. Shareholder feedback was broadly supportive of the policy proposals in principle.
These conversations reaffirmed the relevance and validity of the current performance measures and the importance of a rigorous approach to target setting to ensure sufficient levels of stretch given the increased incentive opportunity. They also reaffirmed the policy’s emphasis on long-term variable pay through the existing Performance
Share Plan.
As a result of our constructive and largely supportive discussions with shareholders, as well as some concerns about the impact of removing bonus deferral on the Company’s ability to apply clawback, the
Committee decided to undertake an external legal review of our malus and clawback provisions to ensure adequate risk management. Under the new policy, the malus triggers have been tightened and the clawback triggers have been extended to match those for malus. In addition, there has been a comprehensive review of supporting policy and procedural documentation to ensure we have a robust position in terms of our ability to enforce the policy in practice. The changes include creating stronger employee awareness of the purpose and operation of malus and clawback.
Shareholder feedback also led the Committee to increase the
shareholding requirement under the new Policy, to reflect the higher maximum PSP opportunity and ensure even stronger alignment with shareholder interests over the long term.
Finally, shareholder consultation provided the Committee with a clear view on certain elements of disclosure that should be explained in detail. These included the approach to target setting, the nature of the challenge in relation to talent attraction and global competitiveness, and the rationale for the global pay benchmarking peer group.
Performance measures and target setting
We are not proposing to make any changes to our performance
measures and weightings. We believe these measures remain well aligned to our strategic aims and are the most critical drivers of consistent and competitive growth. See page 99 for more detail on the measures and how they link to strategy. Performance measures were changed in 2024 to better align with shareholder feedback, including the introduction of relative TSR and sales growth in the PSP and the inclusion of restructuring costs in the profit measure under the bonus plan. These changes have been well supported by our shareholders.
Our investment case sets out our commitment to deliver mid-single-digit
USG growth through a step-up in volumes at improved gross margins, generating top-third shareholder returns (see the value creation plan on page 13). Volume is incentivised through the USG measure, ensuring the right balance of price and volume. Total category market share is incentivised through the executive team’s individual goals, which are directly linked to bonus. Gross margin is incentivised through the UOP measure, ensuring the right balance of growth and price.
The Committee carefully considers targets following consistent and rigorous analysis of a number of factors:
■Historical position: targets compared to prior-year targets and past outcomes;
■Future expectations: forecast performance and scenario testing of upside opportunities and downside risk;
■Peer performance: historical and anticipated performance of peers in the context of market and sector trends, as well as market practice on ranges versus target; and
■Market perspective: analyst views on the forecast performance of
Unilever and peers.
Our bonus targets cascade to many thousands of employees, and the PSP targets apply to nearly 400 senior leaders, and we ensure these targets act as an effective incentive for all.

82	Unilever Annual Report on Form 20-F 2025	Governance Report

DIRECTORS’ REMUNERATION REPORT
The financial targets for the 2026 bonus plan, based on USG growth, UOP growth less restructuring, and free cash flow, will be disclosed in next year's
Directors' Remuneration Report.
The financial targets for 2026–2028 PSP awards are shown on page 99.
The Committee discussed and agreed targets over three separate meetings, following the approach outlined above. We set the maximum of target ranges for financial measures at or beyond the top end of our reference set of market and peer data points, taking account of expectations of performance in our peer group.
It should also be noted that 55% of the PSP award (based on USG and
TSR) has 25% of maximum vesting at threshold and 45% of the award
(based on ROIC and SPI) has zero vesting at threshold. In total, this means
13.75% of maximum vests for threshold performance, which is significantly below typical market practice (20%-25% for the FTSE 30).
We are confident these targets provide significant levels of stretch for our business and are ambitious relative to market conditions and comparable peer performance, as set out below. As mentioned by our CEO during our results presentation on 12 February 2026, in the context of slower markets, we guided towards the bottom end of our USG range (between 4% and 6%)
for 2026, which highlights our belief that the environment for the next PSP award is more challenging than the expectations we had when we set the targets in 2025.
USG
25% of the PSP award is based on USG performance.
Our USG target range has been set such that threshold vesting (50% of target, or 25% of maximum) occurs for USG of 3% and maximum vesting
(200% of target) for USG of 6.3%.
This performance range is:
■Aligned and directly linked to the delivery of our stated value creation plan to deliver mid-single-digit growth in USG, with the maximum set above our guidance of 4–6%.
■Stretching versus consensus of ~4% (which would deliver a below target outcome) and recent Unilever performance (3.6% in 2025 and 4.2% in
2024).
■Stretching versus global consumer peer companies' performance
– our USG threshold for 2026 is set above the level of the median actual
USG performance achieved by our peers in 2025. Our maximum of 6.3%
is in excess of the highest consensus forecast within our peer group
(average at 3%).
■Stretching versus known PSP ranges at UK-listed consumer peer companies (noting that disclosure of prospective targets is weaker in many geographies). Compared to FTSE consumer peers who provide clear prospective disclosure, the maximum performance we require for the PSP to fully vest is beyond the maximum of the equivalent ranges disclosed for 2025 awards.
ROIC
30% of the PSP award is based on ROIC performance.
The proposed targets for the 2026–2028 PSP are unchanged at 18.5%–
19.5%, fully in line with our stated ambition to deliver ROIC in the high teens, as we continue to invest in line with our capital allocation policy.
These targets have been progressively stretched in each of our last three
PSP cycles. As a company, we are not targeting an ever-increasing ROIC, as this would limit our investment opportunities and prevent us from investing in value-accretive projects. We are comfortable that seeking to maintain this strong and stretching ROIC goal, alongside growing USG and shareholder value, is an effective incentive.
TSR
30% of the PSP award is based on relative TSR performance.
The peer group used to measure our relative TSR performance
is unchanged from prior years (see previous section on peer groups). We have reviewed the TSR peer group in the context of the demerger of our Ice
Cream business and are comfortable
this remains appropriate. For the relative TSR measure, threshold vesting will remain at median versus the peer group and maximum at upper quartile. This vesting schedule is in line with typical UK practice. However, it is materially more challenging than many of our global peers (around half of our peers set threshold below median, typically at lower quartile).
Sustainability Progress Index (SPI)
15% of the PSP award is based on SPI performance.
Rapid changes in societal expectations, consumer preferences and regulation underline the continued importance of Unilever’s sustainability agenda – protecting and enhancing the value of our business through innovation, operational efficiency and supply chain resilience.
Across the four key focus areas, we have set progressively more stretching targets each year in service of our long-term sustainability strategy. In setting these targets, we also consider the competitive context to ensure that we are challenging ourselves appropriately compared to peers. More detail on the 2026–2028 SPI targets is set out on pages 99 to 100.
In summary
We believe the proposed Policy delivers appropriate total compensation commensurate with the size and complexity of our business, noting that our market capitalisation is closer to the upper quartile of our peer group. In accordance with the key principle of pay for performance, we have rebalanced the package with a higher proportion of variable pay and long-
term performance than before, and a simpler and more transparent pay structure that allows direct comparison with peers. The focus on outperformance, with more upside pay opportunity in return for delivery against ambitious targets, is consistent with our strategy. The intention is to balance the realities of the global talent market while recognising the corporate governance expectations of a FTSE-listed business.
We have made significant changes to Unilever over the past year:
the appointment of a new CEO and CFO, the sharpening of our strategy and culture to include a stronger focus on the US market, the demerger of our Ice Cream business, and responding to heightened global competition for senior talent. This represents a natural and appropriate inflection point to reset our remuneration framework to fully support the delivery of superior performance.
We believe our new Policy will equip us with the right remuneration tools to serve our global business effectively, incentivise the delivery of our strategic objectives and drive top-third shareholder returns.
NON-EXECUTIVE DIRECTOR FEES
Following a detailed review, the Committee decided to increase the Chair fee by 10% to £800,000 per year, effective 1 April 2026. This is market-
competitive versus the FTSE 30, recognising that the size of Unilever is considerably above the upper quartile of this group.
Personally, and on behalf of the Committee and the entire Board, I would like to thank all shareholders who shared their perspectives on our proposals, as well as those who provided feedback on last year’s Directors’
Remuneration Report and the subsequent vote. We have taken this feedback into account in designing our Policy proposals and in the way pay was implemented over the past year. We will continue to seek out and listen to your views to help us shape what is right for the business, now and over the long term.
Thank you for your valued input and support.
Susan Kilsby
Chair of the Remuneration Committee

Governance Report	Unilever Annual Report on Form 20-F 2025	83

DIRECTORS’ REMUNERATION REPORT
Committee summary
COMMITTEE MEMBERS AND ATTENDANCE

Attendance
Susan Kilsby (Chair from 1 May 2025)	2/2
Andrea Jung (Chair until 30 April 2025)	3/3
Judith McKenna	5/5
Ian Meakins	5/5
Nelson Peltz	5/5
This table shows the membership of the Remuneration Committee together with their attendance at scheduled meetings during 2025.
Attendance is expressed as the number of meetings attended out of the number eligible to attend.
The Committee is comprised of four Non-Executive Directors, including
Andrea Jung as Chair until 30 April 2025 and Susan Kilsby from 1 May
2025.
Other attendees at Committee meetings in 2025 included the
Committee Secretary, Chief Executive Officer, Chief Financial Officer,
Chief People Officer, Interim Head of Reward, Chief Reward Officer,
EVP Strategy & Performance, Head of Executive Compensation, Chief
Corporate Affairs & Sustainability Officer, Chief R&D Officer, and
advisers to the Committee (see below).
No individual Executive Director was present when their own
remuneration was being determined, to ensure there was no conflict of interest.
ROLE OF THE COMMITTEE
The Committee’s remit is to determine the remuneration and benefits of the Directors and other members of the Unilever Leadership
Executive. It also has responsibility for the design and terms of all-
employee share-based incentive plans and Executive cash- or share-
based incentive plans. Finally, it sets the Remuneration Policy for, and is responsible for the performance evaluation of, the Unilever
Leadership Executive and Executive Directors.
The Committee’s terms of reference are contained within
’The Governance of Unilever’, which is available on our website.
As part of the independent Board evaluation carried out in 2025, the performance of the Committee was assessed. Following this
evaluation, the Committee noted the positive development of
the Committee under its new Chair, including the improvements in process and structure. Discussions in Committee meetings were observed to be open and robust. Overall, the Committee members concluded that the Committee is performing effectively, with the opportunity for continuous improvement in the way in which
management papers are presented for consideration.
ACTIVITIES OF THE COMMITTEE
During 2025, the Committee met eight times and its activities included:
■determining the annual bonus outcome for 2024;
■determining the result of the 2022–2024 Performance Share Plan
(PSP) awards for the CFO, former Executive Directors, and the
Unilever Leadership Executive (ULE);
■assessing Sustainability Progress Index (SPI) performance
outcomes and setting measures and targets together with the
Corporate Responsibility Committee (CRC);
■determining the remuneration terms for the outgoing CEO and the promotion of the CFO as his successor in March 2025;
■determining the remuneration terms for the appointment of the new
CFO in September 2025;
■reviewing the impact of the demerger of our Ice Cream business on outstanding incentive awards and other remuneration matters;
■setting the 2026 annual bonus and 2026–2028 PSP performance measures and targets;
■reviewing the Directors’ Remuneration Policy; and
■reviewing the remuneration context for the wider workforce.
ADVISERS
While it is the Committee’s responsibility to exercise independent judgement, it requests advice from management and professional advisers, as appropriate, to ensure its decisions are fully informed given the internal and external environment.
PricewaterhouseCoopers LLP (PwC) was appointed by the Committee to provide independent advice on various matters. During 2025, the wider PwC network firms have also provided other tax and consultancy services to Unilever, including tax compliance and other tax-related services, cyber security and IT services, and merger and acquisition and wider advisory support. PwC is a member of the Remuneration
Consultants Group and, as such, voluntarily operates under
the Remuneration Consultants Group's code of conduct in relation to executive remuneration consulting in the UK, which is available at
www.remunerationconsultantsgroup.com.
Given that PwC operates under this code, the Committee is satisfied that the advice of the PwC engagement partner and team was
objective and independent. They do not have connections with
Unilever that might impair their independence. The Committee reviewed the potential for conflicts of interest and judged that there were appropriate safeguards against such conflicts. In addition, the
Committee conducts annual reviews with each Executive Director and member of the ULE to ensure there are no personal conflicts. The fees paid to PwC in relation to advice provided to the Committee in the year to 31 December 2025 were £209,700. This figure is calculated based on time spent and expenses incurred for the majority of advice provided, but on occasion, for specific projects, a fixed fee may be agreed.

84	Unilever Annual Report on Form 20-F 2025	Governance Report

DIRECTORS’ REMUNERATION REPORT
2025 remuneration at a glance
EXECUTIVE DIRECTOR REMUNERATION IN 2025
Fernando Fernandez (CFO to 28 February 2025; CEO from 1 March 2025)
Srinivas Phatak (CFO from 16 September 2025)
All figures in the table are in €’000.
The CEO chart includes fixed pay and actual bonus paid to Fernando Fernandez for both his role as CFO (1 January 2025 to 28 February 2025) and as
CEO (from 1 March 2025). The actual PSP value relates to awards granted prior to his appointment to the Board.
The CFO chart includes fixed pay and actual bonus paid to Srinivas Phatak, pro-rated to reflect his time as CFO (from 16 September 2025). The actual PSP value relates to awards granted prior to his appointment to the Board.
2025 Annual Bonus Outcome
Performance against the targets for each of the measures is set out below. All target ranges are structured on a linear basis between steps from threshold up to maximum.
Threshold0
%
Target(b)
100%
Maximum
150%
Interval
50%

Performance measure	Weighting				Outcome % of target
Underlying sales growth at constant FX rates (USG)	40%	1.5%	4.5%	6.0%	71%
Underlying operating profit growth less restructuring costs at current FX rates (UOP) (a)	30%	—%	4.6%	8.1%	26%
Free cash flow (FCF) at current FX rates(c)	30%	€5.3bn	€6.2bn	€6.7bn	113%
Formulaic outcome					70%
Actual(b)
3.6%
3.0%
0.7%
1.3%
€6.3bn
€5.7bn
70%
(a)UOP less restructuring refers to the measurement of profit incorporating restructuring investments, meaning that the level of restructuring spend directly impacts the performance measurement of management.
(b)The impact of the demerger of our Ice Cream business on targets and actuals for 2025 has been set out on the next page.
(c)FCF targets and actuals exclude the impact of cash taxes paid on disposals and India GST payments and refunds.
2023–2025 Performance Share Plan Outcome
Performance against the targets for each of the measures is set out below. All target ranges are straight line between threshold and maximum.
Maximum
200%
Threshold
0%
Target(a)
100%

Performance measure	Weighting			Outcome % of target
Competitiveness: % business winning	25%	45%	60%	39%
Cumulative free cash flow (€bn) (current FX rates excluding cash tax on disposal)	25%	€15.3bn	€21.3bn	160%
Underlying return on invested capital (ROIC) (exit year %)	25%	14.8%	18.8%	200%
Sustainability Progress Index (Committee assessment of SPI progress)	25%	—%	200%	140%
Formulaic outcome				135%
Actual(a)
48.0%
€20.1bn
19.0%
140%
135%
(a)The impact of the demerger of our Ice Cream business on targets and actuals for 2025 has been set out on the next page.
Malus and clawback provisions were not applied to Executive Director remuneration during the year ended 31 December 2025.

Governance Report	Unilever Annual Report on Form 20-F 2025	85

DIRECTORS’ REMUNERATION REPORT
Impact of Ice Cream demerger
Targets for 2026 incentive awards and beyond have been set based on the remaining Unilever business excluding Ice Cream, unless otherwise stated.
For in-flight awards, targets have been adjusted to reflect the impact of the demerger of our Ice Cream business in a fair and proportionate way, and to ensure targets retained an equivalent stretch as they did when originally set. This means that sales and profit measures include
Ice Cream to the point of separation and exclude thereafter to measure growth on a like-for-like basis, while for FCF and ROIC, Ice Cream has been excluded from targets and actuals for 2025 to reflect the actual balance sheet position. It is the Committee’s view that this approach is the most appropriate way to assess performance on a like-for-like basis.

	Adjustment to targets	Treatment in actuals
2025 annual bonus
Underlying sales growth at constant FX rates (USG)	No	Includes Ice Cream until November 2025; 2024 adjusted to remove December 2024 Ice Cream result
Underlying operating profit growth less restructuring costs at current FX rates (UOP)	No	Includes Ice Cream until November 2025; 2024 adjusted to remove December 2024 Ice Cream result
Free cash flow (FCF) at current FX rates	Yes – the target range was adjusted downwards by €0.2bn to remove Ice Cream for 2025	Excludes Ice Cream
2023 – 2025 PSP
Competitiveness: % business winning	No	Includes Ice Cream
Cumulative free cash flow (€bn) (current FX rates excluding cash tax on disposal)	Yes – the target range was adjusted downwards by €0.2bn to remove Ice Cream for 2025	Includes Ice Cream for 2023–2024; excludes Ice Cream for 2025
Underlying return on invested capital (ROIC) (exit year %)	Yes – each year after 2024 that was set including Ice Cream was adjusted upward by 80bps to exclude Ice Cream	Excludes Ice Cream
Sustainability Progress Index (SPI)	No	Includes Ice Cream
2024 – 2026 PSP
Underlying return on invested capital (ROIC) average	Yes – each year after 2024 that was set including Ice Cream was adjusted upward by 80bps to exclude Ice Cream. The average of three years moves the target range up by 50bps	Excludes Ice Cream
2025 – 2027 PSP
Underlying return on invested capital (ROIC) average	Yes - each year after 2024 that was set including Ice Cream was adjusted upward by 80bps to exclude Ice Cream. The average of three years moves the target range up by 30bps	Excludes Ice Cream

86	Unilever Annual Report on Form 20-F 2025	Governance Report

DIRECTORS’ REMUNERATION REPORT
2026 remuneration at a glance
KEY CHANGES UNDER 2026 REMUNERATION POLICY
■Fixed pay separated into base salary and pension allowance, with incentives calculated on base salary element only
■Annual bonus maximum opportunity set at 2x target
■Bonus deferral retained (50% of bonus deferred into shares for three years), but no deferral once shareholding requirement met
■Increase to target and maximum PSP opportunity; total target compensation positioned at the median of the global peer group
■Shareholding requirement increased to match higher maximum long-term incentive opportunity; removal of five-year deadline; all vested PSP awards held until shareholding requirement met
■Malus triggers broadened and clawback triggers aligned to mirror the expanded malus triggers
Implementation of the new Remuneration Policy for Executive Directors

Elements of remuneration	Summary of Policy for Executive Directors	Implementation in 2026

Base salary	■Paid in cash	Effective 1 January 2026: ■CEO (Fernando Fernandez): €1,621,622 ■CFO (Srinivas Phatak): €1,058,559
Pension	■Eligible to participate in the Group’s defined contribution plan or receive a cash allowance in lieu of pension
Benefits
■Include death, disability and medical benefits, Directors’ liability insurance and actual tax return preparation costs; Other benefits may be provided in the future where it is considered necessary by the Committee and/or required by legislation

Annual bonus
■Maximum opportunity: 300% of base salary
■Business performance multiplier of between 0% and 200%
of target amount
■50% of net bonus deferred into shares for three years until the shareholding requirement is met
■Dividend equivalents may be earned
■Subject to clawback, malus, recovery, ultimate remedy and
discretion provisions

Target/Maximum award:
■CEO: 150%/300% of base salary
■CFO: 120%/240% of base salary
Performance measures:
■Underlying sales growth (USG) at constant FX: 40%
■Underlying operating profit (UOP) growth less restructuring costs at current FX: 30%
■Free cash flow (FCF) at current FX: 30%

Performance Share Plan (PSP)
■Maximum opportunity: 700% of base salary
■50% of maximum vests at target
■Vests after three years, with additional two-year retention period
■Dividend equivalents may be earned to the extent that the award vests, and in respect of the retention period
■Subject to clawback, malus, recovery, ultimate remedy and
discretion provisions

Target/Maximum award:
■CEO: 350%/700% of base salary
■CFO: 300%/600% of base salary
Performance measures:
■Underlying sales growth (USG) at constant FX: 25%
■Relative total shareholder return (TSR) versus bespoke peer group:
30%
■Underlying return on invested capital (ROIC): 30%
■Sustainability Progress Index: 15%

Malus and clawback
Malus (adjustment before bonus is paid or share award vests) applies during the three-year deferral/vesting period for deferred bonuses/PSP awards respectively.
Clawback (recovery of bonus already paid or share award already delivered) can be applied for up to three years from the bonus payment date/deferred bonus share award, and up to two years from vesting or the start of any retention period (whichever is later) for PSP awards.
Malus and clawback triggers include:

Downward restatement of results
Error in calculation or misleading data or corporate failure
Material failure of risk management resulting in financial loss
Gross misconduct/negligence
Material breach of Unilever’s Code of Business Principles, any Unilever Code Policy, employee contract or expected standards
Breach of restrictive covenants
Conduct by the individual that results in significant losses or serious reputational damage to Unilever or materially adverse to the interests of the Group
Illustration of remuneration delivery timeframes
The timeframe for each element of remuneration is outlined below:

	Performance year	'+1 year	'+2 years	'+3 years	'+4 years

Base salary

Pension and benefits

Annual bonus	Performance period	Deferral period

PSP	Performance period			Retention period

Malus & clawback	Malus & clawback period

50% of bonus paid in cash and 50% deferred into shares held for three years. 100% of bonus paid in cash once minimum shareholding requirement is achieved.
PSP vests after three years and is released after a further two-year retention period.

Governance Report	Unilever Annual Report on Form 20-F 2025	87

DIRECTORS’ REMUNERATION REPORT
Directors’ Remuneration Policy 2026
POLICY REPORT
The following sets out our new Directors’ Remuneration Policy. It fundamentally continues our existing policy, with some key proposed updates to how the policy is implemented, which are discussed below.
The new Remuneration Policy will be presented for approval by shareholders at the 2026 AGM and, if approved, will apply to payments made after that date. It will replace the existing Remuneration Policy in its entirety. It is intended that the new Remuneration Policy will apply for three years, although the Committee may seek approval for a new policy earlier if it is considered appropriate. The supporting information section provides the rationale for updates to the existing Remuneration Policy, where appropriate, as well as some information as to any changes to our approach to implementation. Remuneration payments and payments for loss of office to Directors can only be made if they are consistent with the approved
Remuneration Policy, or if an amendment to that Policy authorising the payment has been approved by shareholders.
Legacy arrangements
For the duration of this new Remuneration Policy, entitlements arising before its adoption will continue to be honoured in line with the approved
Remuneration Policy under which they were granted, or their contractual terms.
Awards granted under a previous Remuneration Policy will continue to operate under the terms of that policy and the relevant plan rules. Further details of the terms of the awards made are included in the Directors’ remuneration reports for their respective years. This provision will cease to apply once all of these awards have vested, been exercised or been forfeited as appropriate, as per the relevant policy and plan rules. Additional details are set out below. The Committee reserves the right to make any remuneration payments and payments for loss of office (including exercising any relevant discretions), notwithstanding that they are not in line with the new Remuneration Policy. This applies where the terms of the payment were agreed before the new Remuneration Policy came into effect, or at a time when the relevant individual was not a Director of
Unilever and, in the opinion of the Committee, the payment was not in consideration for the individual becoming a Director of Unilever. For these purposes, ‘payments’ include the Committee satisfying awards of variable remuneration and, in relation to an award over shares, the terms of the payment are ‘agreed’ at the time the award is granted.

Base salary

Purpose and link to strategy
Supports the recruitment and retention of Executive Directors of the calibre required to implement our strategy. Reflects the individual’s skills, experience, performance and seniority within the Group, and the size and complexity of the role.
Operation
Set by the Board on the recommendation of the Committee
and generally reviewed once a year, with any changes usually effective from 1 January (although changes may be made at any other time if the Committee considers that is appropriate). Base salary is paid in cash and is generally paid monthly. Base salary is set at an appropriate level to attract and retain Executive Directors of the required calibre, taking into account:
■our policy generally to pay total compensation at around the median of an appropriate peer group of other global consumer companies of a similar financial size and complexity to Unilever;(a)
■the individual’s skills, experience and performance;
■the size and complexity of the role;
■the individual’s time in role; and
■pay and conditions across the wider organisation.

Performance measures
n/a
Opportunity
Any increases will normally be in line with, or below, the range of increases awarded to other employees within the Group. Increases may be above this level, or applied more frequently, in certain circumstances, such as:
■where there is, in the Committee’s opinion, a significant change in an Executive Director’s scope or role;
■where a new Executive Director has been appointed to the Board at a rate lower than the typical market level and becomes established in the role; and
■where it is considered necessary to reflect significant changes in market practice.
The maximum aggregate increase for the current Executive Directors during the time in which this policy applies will be no higher than 25%
for each Executive Director.
Supporting information
The only change to the previous Remuneration Policy is to split the previous consolidated fixed pay element into separate base salary and pension elements.

(a)The global pay benchmarking peer group includes Anheuser-Busch InBev, Beiersdorf, British American Tobacco, Coca-Cola, Colgate-Palmolive, Danone, Diageo, Haleon, Heineken,
Henkel, Kimberly-Clark, Kraft Heinz, L’Oréal, LVMH, Mondelēz, Nestlé, PepsiCo, Pernod Ricard, Procter & Gamble, and Reckitt Benckiser. The peer group used for pay benchmarking purposes is reviewed regularly and companies are added and/or removed at the Committee’s discretion to ensure that it remains appropriate. The peer group for 2026 remains unchanged from previous years.

88	Unilever Annual Report on Form 20-F 2025	Governance Report

DIRECTORS’ REMUNERATION REPORT

Pension

Purpose and link to strategy
Provides retirement benefits to Executive Directors.
Operation
Executive Directors are eligible to participate in the Group’s defined contribution plan or receive a cash allowance in lieu of employer’s pension contributions.

Opportunity
The maximum pension opportunity for Executive Directors will be no higher than the default employer pension contribution for all employees in the location the Executive Director is based. For the UK, this is currently 11% of base salary.
Performance measures
n/a
Supporting information
This is a new section compared to the previous Remuneration Policy.
Previously, a separate pension value was not provided because it was incorporated within fixed pay.

Benefits

Purpose and link to strategy
Provides certain benefits on a cost-effective basis to aid attraction and retention of Executive Directors.
Operation
Benefits include provision of death, disability and medical benefits,
Directors’ liability insurance and actual tax return preparation costs.
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

Annual bonus

Purpose and link to strategy
Incentivises year-on-year delivery of short-term financial, strategic and operational objectives selected to support our annual business strategy and the ongoing enhancement of shareholder value. The ability to recognise performance through annual bonus enables us to manage our cost base flexibly and react to events and market circumstances.
Operation
Each year, the Executive Directors may have the opportunity
to participate in the annual bonus plan. The Executive Directors are set a target opportunity that is assessed against the business performance multiplier of up to 200% of target opportunity at the end of the year. Executive Directors are required to defer 50% of their bonus into shares or share awards for three years, until they have met the shareholding requirement, after which point the annual bonus may be paid fully in cash. Deferred bonus awards can earn dividends or dividend equivalents during the vesting period and may be satisfied in cash and/or shares. Deferral may be effected under the Unilever
Share Plan 2017, or by such other method as the Committee
determines. Recovery, discretion, ultimate remedy, malus and clawback provisions apply (see details on page 89).
Opportunity
The maximum annual bonus opportunity under this Policy is 300% of base salary. The normal target bonus opportunity is 50% of maximum.
Achievement of threshold performance normally results in a payout of
0% of the maximum opportunity.

Performance measures
The business performance multiplier is based on a range of business metrics set by the Committee on an annual basis to ensure they are appropriately stretching for the delivery of threshold, target and maximum performance.
These performance measures may include underlying sales growth
(USG), underlying operating profit (UOP) growth (less restructuring costs) and free cash flow (FCF), along with any other measures chosen by the Committee, as appropriate. The Committee also sets the weightings of the respective metrics on an annual basis.
The Committee has discretion to adjust the formulaic outcome of the business performance multiplier, if it believes this better reflects the underlying performance of Unilever. In any event, the overall business performance multiplier will not exceed 200% of target. The use of any discretion will be fully disclosed in the Directors’ Remuneration Report for the year to which discretion relates.
The Committee may introduce non-financial measures in the future, subject to a minimum of 70% of targets being financial in nature.
Performance is normally measured over the financial year.
Supporting information
The maximum opportunity has been increased to 300% of base salary, with target opportunity as a % of salary remaining the same as under the current Remuneration Policy. The target bonus opportunity has been reduced from 67% to 50% of maximum, linked to base salary instead of the higher fixed pay amount that applied under the previous
Remuneration Policy.

Governance Report	Unilever Annual Report on Form 20-F 2025	89

DIRECTORS’ REMUNERATION REPORT

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
Operation
Under the PSP, the Executive Directors are granted rights to receive free shares on vesting (awards), which normally vest after three years, to the extent performance conditions (see performance measures section on the right) are achieved. Upon vesting, the Executive
Directors normally have an additional two-year retention period (during which shares cannot be sold) such that there is a five-year duration between the grant of the award and release of the shares. Clawback, malus, recovery, ultimate remedy and discretion provisions apply (see details below).
Opportunity
The maximum annual grant available under this Policy to each
Executive Director in any given year is 700% of base salary. At target,
50% of maximum vests. 0% of the award will vest for below threshold
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
These will be assessed over the three financial years starting with the financial year in which the award is granted.
The performance measures for the PSP grants in 2026 will be:
■Underlying sales growth (USG) (25%)
■Relative total shareholder return (TSR) (30%)
■Average underlying return on invested capital (ROIC) (30%); and
■Sustainability Progress Index (SPI) (15%).
The Committee retains the discretion to change these measures and/
or weighting for future grants, based on strategic priorities for Unilever at that time. The Committee will ensure that the targets set are appropriately rigorous for the delivery of threshold, target and maximum performance.
The Committee retains the discretion to adjust the formulaic outcome of these performance measures to reflect its assessment of the underlying long-term performance. The use of any discretion will be fully disclosed and explained in the Directors’ Remuneration Report for the year to which discretion relates.
Supporting information
The maximum opportunity has been increased to 700% of base salary.

Clawback, malus, recovery, ultimate remedy and discretion
Clawback:
Clawback is the recovery of payments made under the annual bonus (including deferred bonus shares) or vested PSP awards. The Committee may decide to apply clawback for up to three years from the bonus payment date/award of deferred bonus shares, and up to two years from vesting or the start of any retention period (whichever is later) for PSP awards.
Clawback may apply to all or part of a participant’s payment or award and may be effected, among other means, by reducing outstanding awards, or requiring the return of the net value of vested awards/bonus to Unilever.
Malus:
Malus is the adjustment of bonus, unvested deferred bonus awards or unvested PSP awards. The Committee may apply malus to reduce an award or determine that it will not vest or only vest in part.
Malus applies to deferred bonus awards during the three-year deferral period and to unvested PSP awards during the vesting period and retention period. The annual bonus will also be subject to malus on the same grounds as apply for deferred bonus awards and unvested PSP awards. This power is an addition to the normal discretion to adjust awards and the additional sustainability test outlined in the policy table.
Clawback and Malus triggers:
Clawback and malus may be applied in the event of any of the following:
■a significant downward restatement of the financial results of Unilever;
■error in calculation or misleading data or corporate failure;
■the Group suffering a material failure of risk management resulting in financial loss;
■gross misconduct or gross negligence;
■material breach of Unilever’s Code of Business Principles, any of the Unilever Code Policies, the employee’s contract or standards reasonably expected of a person in their position;
■breach of restrictive covenants by which the individual has agreed to be bound, or conduct by the individual which results in significant losses or serious reputation damage to Unilever or is materially adverse to the interests of the Group; and
■other exceptional circumstances which the Company considers justify and/or require the operation of malus and/or clawback.
Malus and clawback may be applied in respect of any variable remuneration at any time, even where the variable remuneration does not relate to performance for the year in which the trigger event occurred or came to light. The malus and clawback periods are purposefully designed to align with respective deferral, vesting and holding periods. These are considered appropriate timeframes to review whether any trigger events have occurred under the malus and clawback provisions.

90	Unilever Annual Report on Form 20-F 2025	Governance Report

DIRECTORS’ REMUNERATION REPORT
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
Ultimate remedy:
PSP awards are subject to ultimate remedy. Upon vesting of an award, the Committee shall have the discretionary power to adjust the value of the award if the award, in the Committee’s opinion taking all circumstances into account, produces an unfair result. In exercising this discretion, the
Committee may take into account Unilever’s performance against non-financial measures.
These powers are in addition to the normal discretion to adjust awards.
Ultimate remedy, malus and clawback will not apply to an award which has been exchanged following a change of control, and clawback will not apply where an award vests on a change of control.
Committee discretion to amend targets/measures:
For PSP awards and annual bonus, the Committee may change a performance measure or target (including replacing a measure) in accordance with the award’s terms or if anything happens which causes the Committee reasonably to consider it appropriate to do so. The Committee may also adjust the number or class of shares subject to PSP and deferred bonus awards if certain corporate events (e.g. rights issues) occur.
The Committee will continue to review targets on all unvested awards in the event of any material acquisitions or disposals that were not included in the financial plan, or were not anticipated at the time of target setting. The Committee may make adjustments if deemed appropriate to ensure that all targets remain relevant and equally stretching in light of any M&A activity, other corporate events, or any other event the Committee considers to be material, that was not foreseen at the time of target setting.
Minimum shareholding requirement
The remuneration arrangements applicable to our Executive Directors require them to build and retain a personal shareholding in Unilever to align their interests with those of Unilever’s long-term shareholders. The requirement under the new Remuneration Policy has been increased to align with the maximum PSP opportunity at 700% of base salary for the CEO and 600% of base salary for the CFO.
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
Any Executive Director who leaves employment is required to maintain 100% of their minimum shareholding requirement for two years after leaving. These shares will be held in the Company nominee vested accounts. If the leaver has not yet met their shareholding requirements on departure, they will be required to retain the shares they do own up to these limits. The Committee can waive this requirement in certain exceptional personal circumstances (e.g. death, disability, ill health).
When calculating an Executive Director’s personal shareholding, the following methodology is used:
■base salary at the date of measurement;
■shares in Unilever PLC will qualify provided they are personally owned by the Executive Director, by a member of their immediate family, or by certain corporate bodies, trusts or partnerships, as required by law from time to time (each a ‘connected person’);
■shares or entitlements to shares that are subject only to the Executive Director remaining in employment will qualify on a net of tax basis
(including deferred bonus awards); and
■shares awarded on a conditional basis will not qualify until the moment of vesting (i.e. once the precise number of shares is fixed after the vesting period has elapsed).
Remuneration scenarios: our emphasis on performance-related pay
As set out under the new Remuneration Policy, the total remuneration package for the Executive Directors should be competitive with other global companies, and a significant proportion of pay should be at risk and subject to stretching performance conditions.
The Committee takes into account the impact of different performance scenarios when determining the remuneration opportunity and payouts for
Executive Directors, and believes the level of remuneration is appropriate for the level of performance delivered and the value that would be delivered to shareholders.
The following charts show the hypothetical value of Executive Director remuneration in the first full year of the new Remuneration Policy, assuming below threshold, target and maximum performance scenarios.

Governance Report	Unilever Annual Report on Form 20-F 2025	91

DIRECTORS’ REMUNERATION REPORT
CEO: FERNANDO FERNANDEZ
100%
€1.9m
24%
19%
57%
€10.0m
10%
27%
63%
€18.1m
8%
20%
72%
€23.8m

€0m	€2m	€4m	€6m	€8m	€10m	€12m	€14m	€16m	€18m	€20m	€22m	€24m
CFO: SRINIVAS PHATAK
100%
€1.2m
€5.6m
21%
23%
56%
€10.1m
12%
25%
63%
€13.3m
72%
9%
19%

€0m	€2m	€4m	€6m	€8m	€10m	€12m	€14m	€16m

Details of fixed elements of remuneration for CEO and CFO and assumptions for scenario charts

Fixed remuneration
Assumptions as follows (for actual Executive Director pay details, please see the Directors’ Remuneration
Report below):
■Base salary for CEO effective from 1 January 2026 = €1,621,622.
■Base salary for CFO effective from 1 January 2026 = €1,058,559.
■Pension is 11% of base salary or €178,378 for the CEO and €116,441 for the CFO.
■Estimated benefits are €105,174 for CEO and €26,013 for the CFO based on the value reported for
2025, excluding one-off relocation or localisation costs, annualised for a full year.

Variable remuneration	Below threshold	No 2026 annual bonus payout and no vesting under the PSP.
On target
Target payout of the 2026 annual bonus (150% of base salary for the
CEO and 120% of base salary for the CFO). 50% of the bonus would be deferred for three years (unless the minimum shareholding requirement is achieved).
Target vesting of 2026 awards under the PSP (350% of base salary for the CEO and 300% of base salary for the CFO).

Maximum
Maximum payout of the 2026 annual bonus (300% of base salary for the CEO and 240% of base salary for the CFO). 50% of the bonus would be deferred for three years (unless the minimum shareholding requirement is achieved).
Maximum vesting under 2026 awards under the PSP (700% of
base salary for the CEO and 600% of base salary for the CFO).

	Maximum with 50% share price increase	As per maximum above, and in addition shows the impact of a share price increase of 50% from the date of grant to the date of vesting of the PSP award.
	Notes to variable remuneration	Dividends, dividend equivalents and (except as described above) share price movements are ignored for the purposes of the illustrations above.

92	Unilever Annual Report on Form 20-F 2025	Governance Report

DIRECTORS’ REMUNERATION REPORT
Approach to target setting
Performance measures are selected to align with Unilever’s short-term performance targets and long-term business strategy objectives. Unilever’s primary business objective is to create value in a sustainable way. Performance measures focus management on the delivery of top-line revenue growth, bottom-line profit growth and commercially critical sustainability goals, which Unilever believes will build shareholder value over the longer term and benefit all of our stakeholders. The measures chosen for the incentives will support the delivery of this objective, with distinct measures for each of the short- and longer-term incentive programmes.
The Committee sets performance targets for incentive plans, taking into account internal budgets, business priorities and external forecasts so that the targets are sufficiently stretching. Good performance results in target payout, while maximum payout is only achieved for delivering exceptional performance. More detail on the approach to target setting and the targets determined for 2026 PSP awards is contained in the
Chair’s letter on page 81 to 82.

REMUNERATION POLICY FOR NEW HIRES

Area	Policy and operation
Overall
The Committee will pay new Executive Directors in accordance with the approved Remuneration Policy and all its elements as set out above. The terms of service contracts will not be more generous overall than those of the current CEO and CFO, summarised in the ‘service contracts’ paragraph below. The ongoing annual remuneration arrangements for new Executive Directors will therefore comprise base salary, pension, benefits, annual bonus and PSP. For internal promotions, any variable remuneration element awarded in respect of a prior role may be paid out according to its original terms.

Base salary	Base salary would be set at an appropriate level to attract and retain Executive Directors of the required calibre, in line with our Remuneration Policy.
Pension and benefits
Pension and benefits provision would be in line with the approved relevant Remuneration Policy. Where appropriate, the Executive Director may also receive relocation benefits or other benefits reflective of normal market practice in their employment location. In addition, the Committee may agree that Unilever will pay certain allowances linked to repatriation on termination of employment.

Incentive awards
Incentive awards would be made under the annual bonus and PSP, in line with the relevant Remuneration
Policy, and off-cycle PSP awards may be made on hiring for the year of appointment. All incentive awards are subject to the normal maximum as set out in the relevant Remuneration Policy, excluding any buy-out awards (see below).

Buy-out awards
The Committee may grant awards to compensate Executive Directors hired from outside Unilever for any bonus or awards they lose by leaving previous employers, broadly on a like-for-like basis. Incoming
Executive Directors will be required to retain all shares vesting from any share awards until their minimum shareholding requirements have been met in full. If a buy-out award is required, the Committee would aim to reflect the nature, timing and value of awards forgone in any replacement awards. Awards may be made in cash, shares or any other method as deemed appropriate by the Committee. Where possible, share awards will be replaced with share awards. Where performance measures applied to the forfeited awards, performance measures will be applied to the replacement award, or the award size will be discounted accordingly. In establishing the appropriate value of any buy-out, the Committee would also take into account the value of the other elements of the new remuneration package. The Committee would aim to minimise the cost to Unilever, although buy-out awards are not subject to a formal maximum.
Any awards would be broadly no more valuable than those being replaced.

Governance Report	Unilever Annual Report on Form 20-F 2025	93

DIRECTORS’ REMUNERATION REPORT

SERVICE CONTRACTS Policy in relation to Executive Director service contracts and payments in the event of loss of office

Service contracts and notice period
Current Executive Directors’ service contracts are not for a fixed duration but are terminable upon notice
(12 months’ notice from Unilever, six months’ notice from the Executive Director).
Starting dates of the service contracts for Executive Directors are:
■Fernando Fernandez (CEO): 1 March 2025 (signed on 24 October 2023 as CFO, amended
24 February 2025 to reflect CEO appointment from 1 March 2025);
■Srinivas Phatak (CFO): 16 September 2025 (signed 18 September 2025).
Service contracts are available for shareholders to view at the AGM or on request from the Group
Company Secretary.

Termination payments	A payment in lieu of notice can be made, to the value of no more than 12 months’ base salary, pension and other benefits (unless dictated by applicable law).
Other elements
■The Executive Directors may, at the discretion of the Board, remain eligible to receive an annual bonus for the financial year in which they cease employment. Such annual bonus will be determined by the
Committee taking into account time in employment and performance.
■Treatment of share awards is as set out in the section on leaver provisions below.
■Any outstanding all-employee share arrangements will be treated in accordance with HMRC-approved terms.
■Other payments, such as legal or other professional fees, settlement of potential legal claims, repatriation or relocation costs and/or outplacement fees, may be paid if it is considered appropriate.
Additional payments may be permitted at the proposal of the Committee if the Committee considers not allowing such a payment would be manifestly unreasonable given the circumstances.
■The Committee reserves the discretion to approve gifts to Executive Directors who are retiring or who are considered by the Board to be otherwise leaving in good standing (e.g. those leaving office for any reason other than termination by Unilever or in the context of misconduct). If the value of any gift for any one Executive Director exceeds £5,000, it will be disclosed in the relevant Directors’ Remuneration
Report. Where a tax liability is incurred on any such gift, the Committee has the discretion to approve the payment of such liability on behalf of the Executive Director in addition to the value of the gift.

LEAVER PROVISIONS IN SHARE PLAN RULES

	‘Good leavers’ as determined by the Committee in accordance with the plan rules*	Leavers in other circumstances	Change of control
PSP awards
Awards will normally vest following the end of the original
performance period, taking into account performance and
(unless the Board on the proposal of the Committee
determines otherwise) pro-rated for time in employment.
Alternatively, the Board may determine that awards shall
vest upon termination, based on performance at that time
and pro-rated for time in employment (unless the Board
on the proposal of the Committee determine otherwise). If
an Executive Director dies or leaves due to ill health,
injury or disability, awards will normally vest at the time of death or leaving at the target level of vesting (in case of
death pro-rated for time in employment if the Executive
Director had previously left as a good leaver).
Awards will normally lapse upon termination.
Awards will vest based on
performance at the time of
the change of control and the
Board, on the proposal of the
Committee, has the discretion
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
*An Executive Director will usually be treated as a good leaver if they leave due to ill health, injury or disability, retirement with Unilever’s agreement, redundancy, or death in service. The
Board may decide to treat an Executive Director who leaves in other circumstances as a good leaver. An Executive Director will not be treated as a good leaver if they choose to leave for another job elsewhere unless the Board determines otherwise or if they are summarily dismissed. In deciding whether or not to treat an Executive Director as a good leaver, the Board will have regard to their performance in the role. If Unilever is affected by a demerger, special distribution or other transaction, which may affect the value of awards, the Committee may allow
PSP awards and/or deferred bonus awards to vest early over such number of shares as it shall determine (to the extent any performance measures have been met), and awards may be pro-
rated to reflect the acceleration of vesting at the Committee’s discretion.

94	Unilever Annual Report on Form 20-F 2025	Governance Report

DIRECTORS’ REMUNERATION REPORT

NON-EXECUTIVE DIRECTORS’ POLICY Key aspects of Unilever’s 2026 fee policy for Non-Executive Directors

Approach to setting fees
Non-Executive Directors receive annual fees from Unilever. The Board determines Non-Executive Director fee levels, which are limited to the aggregate amount permitted by the Company’s articles of association, as approved by shareholders from time to time (which is currently €5 million per year).
Unilever’s policy is to set fees at a level which is sufficient to attract, motivate and retain high-class talent of the calibre required to direct the strategy of the business, without paying more than necessary. The fees are set taking into account:
■the commitment and contribution expected by the Group; and
■fee levels paid in other global companies, including FTSE comparators and other non-UK-listed peers.
Additional allowances may be made available to the Non-Executive Directors where appropriate, to reflect exceptional or one-off time commitment or duties. Any allowances would, when added to aggregate Non-
Executive Director fees for the relevant year, be made within the limit in the Company’s articles of association, as set out above.

Operation
Unilever applies a modular fee structure for Non-Executive Directors to fairly reflect the roles and responsibilities of the Chair and committee membership. Our basic philosophy is to pay the Chair an all-
inclusive fee. Other Board members receive a basic fee and additional fees for being Senior Independent
Director and for chairing or membership of various committees. Occasionally the Board may decide to pay fees in other currencies, based on exchange rates it determines, provided total Non-Executive Director fees stay within the shareholder-approved annual limits. Part of the fee may be delivered in Unilever shares instead of cash.
The 2026 fee structure can be found in the Directors’ Remuneration Report on page 102. The fee structure may vary from year to year within the terms of this Policy.
Fees are normally reviewed annually but may be reviewed less frequently.

Other items
Non-Executive Directors are encouraged to build up a personal shareholding of at least 100% of their total annual fees over the five years from appointment.
Non-Executive Directors are not entitled to participate in any of the Group’s incentive plans.
All reasonable travel and other expenses incurred by the Non-Executive Directors in the course of performing their duties are considered to be business expenses and are reimbursed, together with any tax payable. Expenses are also reimbursed for the attendance of a Non-Executive Directors’ spouse or partner when Unilever invites them. Other benefits or additional payments may be provided in the future if, in the view of the Board, this is considered appropriate. Such benefits and/or payments would be within the total annual limits as approved by shareholders as described above.
The Committee reserves the discretion to approve gifts to Non-Executive Directors who are retiring or are considered by the Board to be otherwise leaving in good standing (e.g. those leaving office for any reason other than termination by Unilever or in the context of misconduct). If the value of any gift for any one
Non-Executive Director exceeds £5,000, it will be disclosed in the relevant Directors’ Remuneration
Report. Where a tax liability is incurred on any such gift, the Committee has the discretion to approve the payment of such liability on behalf of the
Non-Executive Director in addition to the value of the gift.

Non-Executive Director New Hires
In the event of hiring a new Non-Executive Director, the Committee will align the remuneration package with the new Remuneration Policy as set out above.

Governance Report	Unilever Annual Report on Form 20-F 2025	95

DIRECTORS’ REMUNERATION REPORT
Non-Executive Directors’ Letters of Appointment
The terms of engagement for Non-Executive Directors are set out in letters of appointment, which each Director signs upon appointment. Non-
Executive Directors are currently appointed for a one-year term. Reappointment is subject to satisfactory performance, re-nomination at the
Board’s discretion (on the recommendation of the Nominating and Corporate Governance Committee), and re-election at annual shareholder meetings. It is Unilever’s expectation that all Non-Executive Directors serve for a minimum of three years.
The letters of appointment allow for Unilever to terminate a Non-Executive Director’s appointment in cases of gross misconduct, failure to perform their duties competently, conduct bringing Unilever into disrepute, bankruptcy or where the Non-Executive Director is prevented from occupying such a position by law. The letters do not contain provision for notice periods or compensation if the Non-Executive Directors’
appointments are terminated by Unilever. The Non-Executive Directors may terminate their engagement upon three months’ notice. Except in exceptional circumstances, the Board will not propose Non-Executive Directors for re-nomination when nine years have elapsed since the date of their appointment. Letters of appointment are available for inspection on request from the Group Company Secretary.
In considering appointments to the Board, the Directors and Unilever give due consideration to the time commitment required to fulfil the role appropriately.
All Non-Executive Directors were reappointed to the Board at the 2025 AGM.(a)

Non-Executive Director	Date first appointed to the Board	Effective date of current appointment(b)
Adrian Hennah	1 November 2021	1 May 2025
Susan Kilsby	1 August 2019	1 May 2025
Ruby Lu	1 November 2021	1 May 2025
Judith McKenna	1 March 2024	1 May 2025
Ian Meakins	1 September 2023	1 May 2025
Nelson Peltz	20 July 2022	1 May 2025
Benoît Potier	1 January 2025	1 May 2025
Zoe Yujnovich	1 March 2025	1 May 2025
(a)As noted on page 65, Andrea Jung retired from the Board at the 2025 AGM. Benoît Potier was appointed to the Board with effect from 1 January 2025, and Zoe Yujnovich was appointed to the Board with effect from 1 March 2025.
(b)The unexpired term for all Non-Executive Directors’ letters of appointment is the period up to the 2026 AGM, as they all, unless they are retiring, submit themselves for annual reappointment.
ENGAGING WITH OUR COLLEAGUES
The Committee is periodically updated on matters impacting the compensation of the workforce, including salary reviews and the operation of annual bonus schemes. Particular topics of interest for the Committee include the living wage and the general alignment of incentives and rewards with Unilever’s culture.
Unilever takes the views of its employees seriously. On an ongoing basis, we conduct the ‘Rate-My-Reward’ satisfaction survey to gauge the views of employees across all levels and locations around the world on the different parts of their reward package, which helps to identify changes in sentiment over time and opportunities for local interventions. In addition, we ask employees to score the perceived fairness of their reward package each year as part of the annual engagement survey. For 2025, our reward score on a global basis was in line with external benchmarks.
ENGAGING WITH OUR SHAREHOLDERS
We maintain open and regular dialogue with our shareholders on remuneration matters, including with our largest investors and shareholder representative bodies, when we are considering making material changes to our Remuneration Policy. Accordingly, shareholders have been consulted extensively and their views have been influential in shaping this new Remuneration Policy. More detail on shareholder views on the new Policy is included in the Committee Chair’s letter on page 81. Their feedback informed our proposals on the level of shareholding requirement relative to the new PSP maximum opportunity, as well as our decision to leave the fundamental structure, performance measures and weightings under the bonus plan and PSP unchanged.

96	Unilever Annual Report on Form 20-F 2025	Governance Report

DIRECTORS’ REMUNERATION REPORT
ANNUAL REPORT ON REMUNERATION
This section, including the ’At a glance’ on page 84, sets out how the Remuneration Policy (approved by shareholders at the AGM on 1 May 2024 and available on our website) was implemented in 2025.
The Remuneration Policy operated as intended in 2025.
IMPLEMENTATION OF 2024 POLICY DURING 2025
Single figure of remuneration for 2025 for Executive Directors
The table below sets out in a single figure the total amount of remuneration received by each Executive Director in the year ended 31 December
2025, compared to the prior year.

	Fernando Fernandez CEO/CFO (€’000)(a)	Fernando Fernandez CFO (€’000)(b)	Hein Schumacher CEO (€’000)(c)	Hein Schumacher CEO (€’000)	Srinivas Phatak CFO (€’000)(d)
	2025	2024	2025	2024	2025
(A) Total fixed pay	1,711	1,175	308	1,850	343
(B) Other benefits(e)	374	751	0	316	224
Fixed pay & benefits subtotal	2,085	1,926	308	2,166	567
(C) Annual bonus(f)	1,752	1,720	324	3,386	288
(D) PSP(g)	1,791	1,478	0	0	686
Variable Remuneration subtotal	3,543	3,198	324	3,386	974
Total Remuneration (A+B+C+D)	5,628	5,124	632	5,552	1,541

Proportion fixed	37.0%	37.6%	48.8%	39.0%	36.8%
Proportion variable	63.0%	62.4%	51.2%	61.0%	63.2%
(a)Fernando Fernandez was CFO for the period 1 January 2025 to 28 February 2025 and appointed CEO effective 1 March 2025. The numbers reflect both roles on a pro-rated basis and include fixed pay and benefits of €479,000 and variable pay of €177,000 in respect of his role as CFO.
(b)Fernando Fernandez was CFO in 2024. The numbers relate to his CFO service as disclosed in the 2024 Directors’ Remuneration Report on page 103.
(c)Hein Schumacher stepped down as CEO with effect from 1 March 2025.
(d)Srinivas Phatak was appointed CFO effective 16 September 2025. The single figure of remuneration for 2025 reflects the period 16 September 2025 to 31 December 2025 and does not include remuneration paid during his prior appointment as Interim CFO before he was appointed an Executive Director.
(e)Benefits include relocation costs for Fernando Fernandez and localisation support for Srinivas Phatak as set out below.
(f)In line with the 2025 Remuneration Policy, 50% of the 2025 net annual bonus will be deferred into shares that must be held for a period of three years.
(g)The 2025 data for Fernando Fernandez includes the vesting on 12 February 2026 of 17,327 shares of the 2023–2025 PSP (awarded on 10 March 2023 when not an Executive Director).
The data for Srinivas Phatak includes the vesting of 5,917 shares of the 2023–2025 PSP (awarded on 10 March 2023 when not an Executive Director). These values are calculated by multiplying the number of shares granted (including additional shares in respect of accrued dividends to 31 December 2025) by the level of vesting (% of target award) and the closing share price on 12 February 2026 (£53.55). Values have been translated into euros using the exchange rate at 12 February 2026 (€1 = £0.8709).
Unless stated otherwise, amounts for 2025 have been translated into euros using the average exchange rate over 2025 (€1 = £0.8547).
Amounts for 2024 have been translated into euros using the average exchange rate over 2024 (€1 = £0.8481).
We do not grant our Executive Directors any personal loans or guarantees.
(A) Fixed pay
Fixed pay set in euros and paid in 2025: Fernando Fernandez – €1,710,521 and Srinivas Phatak – €342,708.
(B) Other benefits
For 2025, this comprises:

	Fernando Fernandez CEO(€)(a)	Srinivas Phatak CFO(€)(a)
	2025	2025
Medical benefits and actual tax return preparation costs	88,694	4,560
Death and disability	16,480	3,027
Relocation/Localisation support(b)	268,354	216,530
Total	373,528	224,117
(a)The numbers in this table are translated where necessary using the average exchange rate over 2025 of €1 = £0.8547.
(b)Relocation support relates to expenses incurred in 2025 in relation to Fernando Fernandez’s move to the UK. For Srinivas Phatak, the cost of support provided to localise in the UK is shown, following the end of his international assignment on appointment as CFO.

Governance Report	Unilever Annual Report on Form 20-F 2025	97

DIRECTORS’ REMUNERATION REPORT
(C) Annual bonus
Performance outcomes for the 2025 annual bonus are shown in the ’At a glance’ section on page 84. Actual bonus outcomes are set out below.

	Target bonus % of fixed pay	Bonus outcome as % of target	Bonus outcome as % of fixed pay	Fixed pay (€’000)	Bonus outcome (€’000)	% Bonus deferred into shares
Fernando Fernandez(a)	146%	70%	102%	1,711	1,752	50%
Srinivas Phatak(b)	120%	70%	84%	343	288	50%
(a)Fernando Fernandez served as CFO (1 January 2025 to 28 February 2025) and CEO (from 1 March 2025). The target bonus % and bonus outcome reflect this on a pro-rated basis (i.e. 2 months of target bonus at 120% and 10 months at 150% applied to the relevant fixed pay number).
(b)Srinivas Phatak was appointed CFO on 16 September 2025. The bonus outcome reflects this on a pro-rated basis.
50% of the net annual bonus earned is deferred into shares (€464,237 for Fernando Fernandez and €76,287 for Srinivas Phatak). Shares are
deferred for three years and not subject to performance or service conditions, in line with the Remuneration Policy.
(D) Long-term incentive 2023–2025 PSP
This includes PSP shares (operated under the Unilever Share Plan 2017) granted to Fernando Fernandez and Srinivas Phatak on 10 March
2023.
Performance outcomes for the 2023–2025 PSP are shown in the ’At a glance’ section on page 84. Further detail on the outcome for the SPI measure is below.
Outcome of SPI for 2023–2025 PSP:
The SPI is an assessment of the business’s sustainability performance, made jointly by the Corporate Responsibility Committee (CRC) and the
Committee, that captures quantitative and qualitative elements. The SPI is assessed against four metrics aligned to priority areas. For 2025, the
CRC and the Committee agreed on an in-year SPI outcome taking into account performance in the areas of climate, nature, plastics and livelihoods.
For the 2023–2025 PSP, the SPI outcome is calculated by taking a simple average of the SPI outcomes across the three years of the performance period. The in-year and 2023–2025 SPI outcomes are set out below.

Priority	Anchor metric	Target	2025 actual(a)	Outcome(b)

Climate(c)	The percentage change in greenhouse gas (GHG) emissions from energy and refrigerant use in our operations in the given period in 2025, in comparison to the same period in 2015.	(76.0%)	(76.6%)	above target
Nature	The cumulative total hectares of land, forests and oceans (as measured by ocean floor area) that Unilever programmes help protect and/or regenerate.	700k	931k	significantly above target
Plastics	The percentage change in the total tonnes of virgin plastics used in the packaging for our products sold between 2019 (baseline) and 2025.	(26.0%)	(29.0%)	significantly above target
Livelihoods	The percentage of our procurement spend in the financial year that is with suppliers who have signed the Living Wage promise by the end of that financial year.	35.0%	41%	significantly above target
Annual SPI outcome				190%
Average SPI outcome for 2023–2025 PSP(d)				140%
(a)Includes Ice Cream for the full performance period.
(b)Assessed by the Remuneration Committee and the CRC. For the 2024-2026 and future PSP awards, formulaic target ranges have been set for each of the SPI measures. The 2023-2025
PSP was the final award for which SPI targets were set without an accompanying threshold and maximum range. In assessing the SPI outcome for 2023-2025, the Remuneration
Committee and CRC considered performance above/below target using the same width of ranges as applicable to the successive 2024-2026 PSP award. The formulaic performance outcome against this range was then assessed and the Committee determined that this was a fair and appropriate outcome in the context of overall sustainability performance.
(c)Both target and 2025 actual GHG emissions are measured on a SBTi basis.
(d)SPI outcome for 2023–2025 PSP is a simple average of 190% for 2025, 115% for 2024 and 115% for 2023. SPI 2023 and 2024 outcomes can be found in the relevant Directors’
Remuneration Reports.
Value of payout under PSP
The table below shows the details of the 2023–2025 PSP vests:

		Number of shares granted	Number of shares vested	Value of vested shares (€’000)
Fernando Fernandez	Awarded 10 March 2023	11,675	17,327	1,791
Srinivas Phatak	Awarded 10 March 2023	3,987	5,917	686
The number of shares vested includes dividend equivalents accrued through to 31 December 2025.
The Unilever PLC share price used to calculate the value at vesting is at 12 February 2026 (£53.55), translated into euros using the exchange rate for 12 February 2026 (€1 = £0.8709).
The estimated values attributable to share price growth since the awards were granted are €430,110 for Fernando Fernandez and €164,854 for
Srinivas Phatak.

98	Unilever Annual Report on Form 20-F 2025	Governance Report

DIRECTORS’ REMUNERATION REPORT
SCHEME INTERESTS AWARDED DURING 2025

PSP share awards made in 2025

Basis of award(a)	The following numbers of performance shares were awarded on 7 March 2025 (vesting on or around 16 February 2028):
CEO: 65,573
Maximum vesting results in 200% of the awards vesting. Dividend equivalents may be earned (in cash or additional shares) on the award when and to the extent that the award vests.
Maximum face value of awards(b)	CEO: €7,068,658
Threshold vesting (% of target award)	0% of the award vests for threshold performance for the ROIC and SPI measures. 50% of the award vests at threshold performance against the USG and relative TSR measures.
Performance period	1 January 2025–31 December 2027 (with a requirement to hold vested shares for a further two-year retention period)
Performance measures
Performance measures, weightings and targets for the period 2025–2027 were disclosed in full in last year’s Directors'
Remuneration Report and are summarised below (all measured on a straight-line basis between threshold and maximum):

	25% on underlying sales growth (USG) average	Target range: 3.4%–6.0%
	30% on relative total shareholder return (TSR)(c)	Target range: median – upper quartile
	30% on underlying return on invested capital (ROIC) average(d)	Target range: 18.5%–19.5%
15% on Sustainability Progress Index (SPI):(e)
	■Climate: percentage change in greenhouse gas emissions from energy and refrigerant use in operations vs 2015	■Target range: -75% to -85%
	■Nature: cumulative total hectares of land, forests and oceans protected/ regenerated through Unilever programmes	■Target range: 1m–1.5m hectares
	■Plastics: percentage change in total tonnes of virgin plastic used in our product packaging vs 2019	■Target range: -30% to -40%
	■Livelihoods: percentage of our procurement spend with suppliers who have signed the Living Wage Promise	■Target range: 50%–60%
(a)Award made on 7 March 2025. CEO award is based on 200% of fixed pay. As the CFO was appointed as Executive Director on 16 September 2025, there was no award in respect of his
Executive Director service.
(b)Face value is calculated by multiplying the number of shares granted on 7 March 2025 (including decimals) by the Unilever PLC share price on that day of (£46.07) by the maximum vesting of 200%, and then translating into euros using an average exchange rate over 2025 of €1 = £0.8547 (rounded).
(c)The TSR peer group for 2025 consists of: Beiersdorf, Church & Dwight, Coca-Cola, Colgate-Palmolive, Danone, Estée Lauder, General Mills, Haleon, Henkel, Kenvue, Kimberly-Clark,
Kraft Heinz, L’Oréal, Mondelēz, Nestlé, PepsiCo, Procter & Gamble, and Reckitt Benckiser.
(d)As noted on page 85, the ROIC target range for 2025–2027 has been adjusted upwards by 30bps to exclude Ice Cream.
(e)Performance against SPI targets is externally assured by an independent third party, though not audited. Scope 1 and 2 GHG target is SBTi validated.

Annual bonus deferral share awards made in 2025

Basis of award(a)	The following numbers of annual bonus deferral shares were awarded on 24 March 2025:
CEO: 8,490
Annual bonus deferral shares accrue dividends.
Face value of awards(b)	CEO: €446,879
Deferral period	24 March 2025–24 March 2028.
Performance measures	No performance measures.
(a)Deferral made on 24 March 2025. CEO deferral is based on 50% of the net bonus for 2024, as set out on page 104 of the 2024 Directors’ Remuneration Report. The CFO was appointed as Executive Director on 16 September 2025, and there was no deferral of bonus paid in 2025.
(b)Face values are calculated by multiplying the number of shares granted on 24 March 2025 (including decimals) by the Unilever PLC share price on that day of £44.99 and translating into euros using an average exchange rate over 2025 of €1 = £0.8547 (rounded).
IMPLEMENTATION OF NEW POLICY DURING 2026
A summary of how the new Directors’ Remuneration Policy is intended to be operated during 2026 is outlined below.
Base salary
As described in the Chair’s letter on page 78 and in the Policy report on pages 87 to 93, the total remuneration package has been rebalanced under the new Policy to put more emphasis on long-term variable pay. As a result, the previous fixed pay element has been separated into a lower base salary element, on which short- and long-term incentives will be calculated, and a separate pension allowance.
No base salary increases are therefore proposed for 2026. The total amount of base salary and pension will be the same as the amount of fixed pay that applied for 2025 for both Executive Directors.
The base salaries for 2026 are €1,621,622 for the CEO and €1,058,559 for the CFO.
Pension
The maximum pension opportunity for Executive Directors is 11% of base salary. This is in line with the default employer pension contribution for employees who are in the Unilever defined contribution plan in the UK.

Governance Report	Unilever Annual Report on Form 20-F 2025	99

DIRECTORS’ REMUNERATION REPORT
Annual bonus
Target annual bonus opportunities for 2026 are 150% and 120% of base salary for the CEO and CFO respectively. The maximum annual bonus opportunity is 200% of target.
The following sets out the performance measures and weightings for the 2026 annual bonus plan, as well as the business performance and the behaviours that they drive.

Weighting	Performance measure	Link to strategy
40%	Underlying sales growth (USG) at constant FX rates	Clear, simple and well-understood measure supporting the achievement of Unilever’s growth ambition.
30%	Underlying operating profit growth (UOP) at current FX rates (less restructuring costs)	Provides a focus on absolute profitability as an indicator of driving shareholder value.
30%	Free cash flow (FCF) at current FX rates	Provides clear focus on the achievement of Unilever’s cash generation ambition.
The details of 2026 bonus targets have not been disclosed in this Directors’ Remuneration Report as, in the opinion of the Committee, they are commercially sensitive. However, full details on specific targets and the extent to which they have been met will be disclosed in next year’s
Directors’ Remuneration Report.
Performance Share Plan (PSP)
Target PSP grants for 2026 will be 350% and 300% of base salary for the CEO and CFO respectively. The maximum PSP opportunity is 200% of target.
The following sets out the performance measures and weightings for the 2026 PSP, as well as the business performance and the behaviours that they drive.

Weighting	Performance measure	Link to strategy
25%	Underlying sales growth (USG) at constant FX rates
The primary driver of value creation in our multi-year financial growth model. Delivering consistently higher growth will be a key unlocker of shareholder value. While the USG measure in the annual bonus ensures focus on in-year delivery, the PSP measure focuses on cumulative and sustained importance.

30%	Relative total shareholder return (TSR) versus a bespoke peer group
Aligns remuneration with shareholders’ experience and allows us to measure relative performance.
The proposed vesting schedule is in line with UK norms, with threshold vesting (50% of target) for median performance (Unilever ranked 10th), rising to maximum vesting (200% of target) for upper quartile performance
(Unilever ranked 5th).

30%	Average underlying return on invested capital (ROIC)
Supports disciplined investment of capital within the business and encourages acquisitions that create long-term value. This measure is especially relevant for members of the Unilever Leadership Executive (ULE) who make investment decisions.

15%	Unilever Sustainability Progress Index (SPI)
Unilever’s sustainability goals play a critical role in future-proofing our business, ensuring focus and urgency in the areas where we can deliver the most impact. The Corporate Responsibility Committee and Remuneration
Committee agreed four SPI targets to assess progress towards a number of related sustainability goals (see page
30 for more details). These targets support Unilever’s overall strategy (see page 5) and address principal risks such as climate and nature, plastic packaging and business operations (see pages 33 to 34). SPI targets are set over a three-year period and disclosed prospectively.

2026–2028 PSP performance targets

Measure	Weighting	Vesting at threshold (% of target)	Threshold	Maximum (200% of target)

Underlying sales growth (USG) at constant FX rates (average)	25%	50%	3.0%	6.3%

Relative total shareholder return (TSR) versus a bespoke peer group(a)	30%	50%	10th (median)	1st - 5th (upper quartile)

Average underlying return on invested capital (ROIC)	30%	—%	18.5%	19.5%

Unilever Sustainability Progress Index (SPI)(b)	15%	—%

Climate: The percentage change in greenhouse gas (GHG) emissions from energy and refrigerant use in our operations in the given period in the reporting year, in comparison to the same period in 2015.(c)			(80%)	(90%)
Nature: The total hectares of land where Unilever programmes help protect and restore natural ecosystems and help implement regenerative agriculture practices from 1 January 2021 to 31 December of the reporting year.
			1.25m hectares	1.75m hectares
Plastics: kT of paper flexible packaging launched by 2028.			7.4kT	13.7kT
Livelihoods: The total number of smallholder farmers in Unilever’s supply chain who have received help from Unilever to access livelihoods programmes since 1 January 2024, reported annually as a cumulative total as of 31 December of the reporting year.			300,000	320,000
All measures are straight line between threshold and maximum.
(a)The TSR peer group for 2026 is unchanged and consists of: Beiersdorf, Church & Dwight, Coca-Cola, Colgate-Palmolive, Danone, Estée Lauder, General Mills, Haleon, Henkel, Kenvue,
Kimberly-Clark, Kraft Heinz, L’Oréal, Mondelēz, Nestlé, PepsiCo, Procter & Gamble, and Reckitt Benckiser.
(b)Performance against SPI targets are externally assured by an independent third party, though not audited.
(c)Scope 1 and 2 GHG target is SBTi validated.

100	Unilever Annual Report on Form 20-F 2025	Governance Report

DIRECTORS’ REMUNERATION REPORT
The targets for the 2026-2028 PSP award represent significant levels of stretch. The rationale for the financial targets is set out in the
Remuneration Committee Chair’s letter on page 82. The 2026-2028 SPI targets are evaluated via progress on material quantified targets, which align with the four key sustainability priorities for Unilever: climate, nature, plastics and livelihoods.
Rationale for SPI targets
Climate (existing metric): We are aiming to reduce our operational Scope 1 and 2 GHG emissions by 80%–90% by 2028, compared to the 2015 baseline. This is a 5% step-up from the previous SPI target and maintains focus and momentum against our longer-term target to reduce absolute operational GHG emissions (Scope 1 and 2) by 100% by 2030 from a 2015 baseline. No adjustments to our 2030 GHG targets or baseline values were made for the demerger of our Ice Cream business, which remained part of the Group until 6 December 2025. This will be assessed in 2026 following the demerger. As a result, our forward-looking GHG target may be adjusted following completion of this assessment.
Nature (existing metric): The 2026–2028 SPI target of 1.25m–1.75m hectares is a step-up from the prior SPI target of 1m–1.5m hectares, compared to the 2021 baseline. This is an important milestone towards our 2030 Unilever goals to protect and regenerate 2m hectares by 2030, covering approximately 50% of our land and key crop sourcing footprint.
Plastic (new metric): This is a new measure for 2026–2028 and is designed to accelerate our transition to paper-based packaging. Flexible plastic packaging pollution, including sachets, is an industry-wide challenge and a priority for Unilever. Since 2021, Unilever has invested in a dedicated R&D team to develop alternative materials for plastic flexibles. We will focus on new paper-based flexible packaging, targeting between 7.4kT–13.7kT, to be launched by 2028.
Livelihoods (new metric): Our current SPI targets on living wage end in 2027. While we have made strong progress, we are currently reviewing our strategy on how best to drive action on living wages with our suppliers and in the wider industry. This new SPI target is an extension of our existing smallholder farmer Unilever goal and will focus on helping 300,000–320,000 smallholder farmers (covering around 95% of our footprint)
who grow our 12 priority crops (representing around 80% of our agricultural footprint) to increase their income through our livelihoods programmes. This is a significant increase on the 170,000 smallholder farmers reported in 2025.
MINIMUM SHAREHOLDING REQUIREMENT AND EXECUTIVE DIRECTOR SHARE INTERESTS
Under the current Remuneration Policy, Executive Directors are required to build and retain a personal shareholding in Unilever within five years of appointment to align their interests with those of Unilever’s shareholders. Executive Directors are required to maintain at least 100% of their minimum shareholding requirement for two years after leaving (or if less, their actual shareholding). ULE members are also required to build a shareholding of 400% of fixed pay, and the requirement is 250% of fixed pay for the management layer below ULE.
Executive Directors will be required to retain all shares vesting from any awards made since their appointment (after deduction of tax) until their minimum shareholding requirements have been met in full. If Executive Directors fail to achieve 100% of the shareholding requirement by the relevant time, they are not permitted to sell any shares. Unilever retains the right to block the sale of their shares until the required level of shareholding has been obtained.
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
The table below shows the Executive Directors’ (and if applicable their ‘connected persons‘) interest in Unilever PLC ordinary shares and share ownership against the minimum shareholding requirements as at 31 December 2025. Note that, subject to the approval of the new Remuneration
Policy, these shareholding requirements will increase in 2026 to 700%/600% of base salary for the CEO and CFO respectively.
Executive Directors’ and their connected persons’ interests in shares and share ownership

	Share ownership guideline as a % of fixed pay (as at 31 December 2025)	Have guidelines been met (as at 31 December 2025)	Actual share ownership as a % of fixed pay (as at 31 December 2025)(a)
Fernando Fernandez	500%	Yes	861%
Srinivas Phatak(b)	400%	No	231%
Hein Schumacher(c)	500%	No	74%
(a)Calculated using the methodology set out on the previous page and the headline fixed pay as at 31 December 2025 or date of stepping down from the Board if earlier.
(b)Srinivas Phatak has five years from the date of his appointment to achieve his personal shareholding requirement.
(c)Hein Schumacher stepped down as CEO with effect from 1 March 2025. In accordance with the Remuneration Policy, he is required to retain all of his current shareholding for a period of two years from the date of his departure.

Governance Report	Unilever Annual Report on Form 20-F 2025	101

DIRECTORS’ REMUNERATION REPORT
Executive Directors’ share interests as at 31 December 2025
The total interests of Executive Directors (including those of any connected persons) in Unilever PLC ordinary shares, or scheme interests in relation to those shares were:

	Beneficially owned shares	Share awards with performance conditions(a)	Shares awards without performance conditions(b)	Total scheme interests(c)
CEO: Fernando Fernandez	283,529	119,141	23,755	402,670
CFO: Srinivas Phatak	49,295	15,842	0	65,137
Hein Schumacher(d)	24,811	150,583	11,036	175,394
(a)Awards under the Performance Share Plan excluding dividend equivalents. Dividend equivalents are subject to the same underlying performance conditions as the original share awards.
(b)Awards under the annual bonus deferral scheme excluding any re-invested dividends. These are included in the beneficially owned total.
(c)The sum of beneficially owned shares and share awards with performance conditions.
(d)For Hein Schumacher, the values reflect the shareholdings at 1 March 2025, when he stepped down as CEO.
There are no awards of shares in the form of options.
During the period between 1 January and 2 March 2026, the following changes in interests have occurred:
■As detailed on page 97, on 12 February 2026, Fernando Fernandez acquired 17,327 shares and Srinivas Phatak acquired 5,917 shares following the vests of their 2023–2025 PSP awards.
■On 12 February 2026, Fernando Fernandez sold 17,327 shares at a price of £52.50.
The voting rights of the Directors (Executive and Non-Executive) and ULE members who hold interests in the share capital of Unilever PLC are the same as for other holders of the class of shares indicated. As at 2 March 2026, none of the Directors’ (Executive and
Non-Executive) or other ULE members’ shareholdings amounted to more than 1% of the issued shares in that class of share (except Nelson
Peltz, who owns 1.3% of the Unilever PLC issued share capital including via Trian Fund Management as a connected person). On page 63, the full share capital of Unilever PLC has been described. Pages 146 and 147 set out how many shares Unilever held to satisfy the awards under the share plans.
PAYMENTS TO FORMER DIRECTORS
The table below shows the 2025 payments to former Directors as follows:
■To Alan Jope in accordance with arrangements as disclosed in the 2022 Directors’ Remuneration Report;
■To Graeme Pitkethly in accordance with arrangements as disclosed in the 2023 Directors’ Remuneration Report; and
■To Hein Schumacher in accordance with arrangements as disclosed in the 2024 Directors’ Remuneration Report.
There have been no payments for loss of office during the year.

	Alan Jope (€'000)	Graeme Pitkethly (€'000)	Hein Schumacher (€'000)
Fixed pay(a)	0	0	1,784
Benefits(b)	39	24	162
Bonus(c)	0	0	324
PSP(d)	0	0	0
Total	39	24	2,270
(a)As disclosed in the 2024 Directors’ Remuneration Report, Hein Schumacher received fixed pay from 1 March 2025 to 31 May 2025, and pay in lieu of notice (PILON) for the period 1 June
2025 to 24 February 2026. Refer to the single figure table on page 96 for the period 1 January 2025 to 28 February 2025.
(b)Includes tax preparation costs for Alan Jope and Graeme Pitkethly. For Hein Schumacher, this includes death, disability and medical benefits, tax preparation, legal costs and relocation fees.
(c)As disclosed in the 2024 Directors’ Remuneration Report, Hein Schumacher received a bonus pro-rated for the period 1 March 2025 to 30 April 2025, and the amount reflects the performance outcome of 70%. Refer to the single figure table on page 96 for the period 1 January 2025 to 28 February 2025. In line with the current Directors’ Remuneration Policy, 50%
of the net annual bonus is deferred into shares and 17,340 bonus deferral shares were granted in March 2025.
(d)Details of the 2022-2024 PSP awards to Alan Jope and Graeme Pitkethly that vested in February 2025 were disclosed in the 2024 Directors’ Remuneration Report. Hein Schumacher did
not have a 2022-2024 PSP award. The vesting of 2023-2025 PSP awards will be disclosed in the 2026 Directors’ Remuneration Report.

102	Unilever Annual Report on Form 20-F 2025	Governance Report

DIRECTORS’ REMUNERATION REPORT
IMPLEMENTATION OF THE POLICY FOR NON-EXECUTIVE DIRECTORS
As disclosed in the 2024 Directors’ Remuneration Report (Chair’s letter on page 97), the Board increased the Chair fee to £725,000 per year, effective 1 April 2025, and announced a review of fees for other Non-Executive Director roles. Following the review, effective 1 April 2025, the basic Non-Executive Director fee was increased to £105,000 per year, and the Chair of the Remuneration Committee fee was increased to
£40,000 per year. As set out on page 82, effective 1 April 2026, the Chair fee will increase to £800,000 per year, the basic Non-Executive Director fee will increase to £110,000 per year and the Chair of the Corporate Responsibility Committee fee will increase to £40,000 per year. All changes are set out in the table below.
Non-Executive Director fees are set and paid in GBP. The table below outlines the current fee structure shown in our reporting currency of EUR and GBP, using the average exchange rate over 2025 (£1 = €1.1699) (rounded).

	2026		2025
Roles and responsibilities	Annual Fee €	Annual Fee £	Annual Fee €	Annual Fee £
Basic Non-Executive Director Fee(a)(b)	128,689	110,000	122,840	105,000
Chair (all-inclusive)(c)(d)	935,920	800,000	848,178	725,000
Vice Chair/Senior Independent Director (SID)	46,796	40,000	46,796	40,000
Chair of Audit Committee and Chair of Remuneration Committee(e)	46,796	40,000	46,796	40,000
Chair of Corporate Responsibility Committee(f)	46,796	40,000	40,947	35,000
Chair of Nominating and Corporate Governance Committee	35,097	30,000	35,097	30,000
Member of Audit Committee	29,248	25,000	29,248	25,000
Member of Corporate Responsibility Committee and Member of Remuneration Committee	23,398	20,000	23,398	20,000
Member of Nominating and Corporate Governance Committee	17,549	15,000	17,549	15,000
(a)Increased from £95,000 to £105,000 per year, effective 1 April 2025. The pro-rated amount paid in 2025 was £102,500 (€119,915).
(b)To be increased from £105,000 to £110,000 per year, effective 1 April 2026. The pro-rated amount to be paid in 2026 is £108,750 (€127,227).
(c)Increased from £660,000 to £725,000 per year, effective 1 April 2025. The pro-rated amount paid in 2025 was £708,750 (€829,167).
(d)To be increased from £725,000 to £800,000 per year, effective 1 April 2026. The pro-rated amount to be paid in 2026 is £781,250 (€913,984).
(e)Increased from £35,000 to £40,000 per year, effective 1 April 2025. The pro-rated amount paid in 2025 was £38,750 (€45,334).
(f)To be increased from £35,000 to £40,000 per year, effective 1 April 2026. The pro-rated amount to be paid in 2026 is £38,750 (€45,334).
All reasonable travel and other expenses incurred by Non-Executive Directors in the course of performing their duties are considered to be business expenses and so are reimbursed.
SINGLE FIGURE OF REMUNERATION IN 2025 FOR NON-EXECUTIVE DIRECTORS
The table below shows a single figure of remuneration for each of our Non-Executive Directors for the years 2024 and 2025.

	2025			2024
Non-Executive Director	Fees(a)(b) €'000	Benefits(a)(c) €'000	Total remuneration €'000	Fees(a) €'000	Benefits(a)(c) €'000	Total remuneration €'000
Adrian Hennah	184	–	184	171	–	171
Andrea Jung(d)	74	27	101	218	–	218
Susan Kilsby	225	75	300	169	–	169
Ruby Lu	173	70	243	157	–	157
Judith McKenna	178	119	297	125	–	125
Ian Meakins	829	10	839	778	–	778
Nelson Peltz	143	40	183	136	–	136
Benoît Potier	173	17	190	–	–	–
Zoe Yujnovich	136	1	137	–	–	–
Total	2,115	359	2,474	1,754	–	1,754
(a)Where relevant, amounts for 2024 have been translated into euros using the average exchange rate over 2024 (£1 = €1.1791). Amounts for 2025 have been translated into euros using the average exchange rate over 2025 (£1 = €1.1699).
(b)All Non-Executive Directors serving after 1 April 2025 have received an increase to their basic Non-Executive Director fee as disclosed above. Current Committee Chair and membership roles are set out on page 56.
(c)In accordance with the Remuneration Policy, benefits consist of expense reimbursements that are considered taxable benefits-in-kind in the UK, such as Non-Executive Directors’ travel, accommodation and subsistence expenses in connection with attendance at Board meetings, and the taxes paid thereon.
(d)Retired from the Board at the May 2025 AGM.
We do not grant our Non-Executive Directors any personal loans or guarantees or any variable remuneration, nor are they entitled to any severance payments.

Governance Report	Unilever Annual Report on Form 20-F 2025	103

DIRECTORS’ REMUNERATION REPORT
PERCENTAGE CHANGE IN REMUNERATION OF NON-EXECUTIVE DIRECTORS
The table below shows the five-year history of year-on-year percentage change for fees and other benefits for the Non-Executive Directors who were Non-Executive Directors at any point during 2025. Please see page 106 for a comparison of the percentage change in remuneration of
Unilever PLC employees.

	Total Remuneration(a)
Non-Executive Director	% change from 2024 to 2025	% change from 2023 to 2024	% change from 2022 to 2023	% change from 2021 to 2022	% change from 2020 to 2021
Adrian Hennah	7.6	(3.4)	26.4	566.7	—
Andrea Jung	(53.7)	2.4	6.5	11.1	32.8
Susan Kilsby	77.5	20.7	(9.1)	22.2	(3.0)
Ruby Lu	54.8	10.6	(7.8)	569.6	—
Judith McKenna	137.6	—	—	—	—
Ian Meakins	7.8	755.0	—	—	—
Nelson Peltz	34.6	3.0	144.4	—	—
Benoît Potier	n/a
Zoe Yujnovich	n/a
(a)Non-Executive Directors receive an annual fixed fee and do not receive any Company performance-related payments. The year-on-year % changes are therefore due to changes in
Committee Chair or memberships, mid-year appointments or retirements, fee increases (in line with policy and as disclosed in applicable Directors’ Remuneration Reports), travel costs and changes in the average sterling-to-euro exchange rate.
NON-EXECUTIVE DIRECTORS’ INTERESTS IN SHARES
Non-Executive Directors are encouraged to build up a personal shareholding of at least 100% of their annual fees over the five years from appointment.
The table below shows the interests in Unilever PLC ordinary shares as at 31 December 2025 of Non-Executive Directors and their connected persons.
This is set against the minimum shareholding recommendation.
There has been no change in these interests between 1 January 2026 and 2 March 2026.

Non-Executive Director	Shares held at 31 December 2025(a)	Actual share ownership as a % of NED fees (as at 31 December 2025)
Adrian Hennah	3,555	107%
Andrea Jung	4,576	344%
Susan Kilsby	2,000	49%
Ruby Lu	–	—%
Judith McKenna	–	—%
Ian Meakins	23,143	154%
Nelson Peltz(b)	28,604,168	1,103,049%
Benoît Potier	–	—%
Zoe Yujnovich	2,222	91%
(a)Date of retirement from the Board if earlier than 31 December 2025.
(b)Share ownership also includes shares held by Trian Fund Management as a connected person.
REMUNERATION IN THE WIDER CONTEXT
The Committee upholds its obligation under Section 172 of the UK Companies Act 2006 (see pages 60 to 61) to consider the impact of what we do on our multiple stakeholders. These considerations shape the way the Committee looks at pay and sets pay rates for our Executive and Non-
Executive Directors relative to our wider workforce. We will continue to advance these initiatives over the years ahead to enhance the livelihoods of all our employees. See www.unilever.com/sustainability for further details.
Commitment to fair pay
Fairness in the workplace is a core pillar of our Code of Business Principles. As part of our Framework for Fair Compensation, we are committed to paying a fair wage to all direct employees, which we achieved in 2020. In 2021, we achieved our first global independent accreditation as a living wage employer. In 2024, we were awarded our second global independent accreditation as a living wage employer. To maintain this standard, Unilever annually reviews direct employees’ pay and benefits against an independent living wage benchmark, with corrective action being taken as necessary. The data disclosed includes all employees who are integrated into Unilever’s global reward structure and human resources information system.
Our Framework for Fair Compensation outlines the Company’s position on wages for direct employees and includes principles such as fair and liveable compensation, market-based compensation and non-discrimination in compensation. Accountability for implementation of this framework sits with the Chief People Officer. The framework is publicly available and applied locally through compensation policies and procedures.
Alignment of executive pay with the wider workforce
Remuneration arrangements throughout the Group are based on the same principle: that reward should support our business strategy and be sufficient to attract and retain high-performing individuals by paying competitively. As a global organisation with employees working at different levels and in many countries, the way we apply this principle varies by geography and seniority.

104	Unilever Annual Report on Form 20-F 2025	Governance Report

DIRECTORS’ REMUNERATION REPORT

	Executive Directors	Below the Board
Base salary
When determining Executive Director pay, the
Committee considers Group-wide employee pay
arrangements, including the average global pay
review budget for management. Typically pay
increases are at or below the average percentage
increase for the wider UK population.
The average salary increase for the wider workforce globally in 2025 was 6.54%. Salaries take account of local inflation and market competitiveness.
Benefits	Benefits are aligned to market practice.	Benefits are competitive and aligned to local market practice. There is a focus on enabling employee choice wherever possible to ensure that benefits cater for a wide range of needs and circumstances.
Pension	Pension allowance of 11% of base salary (if the new Remuneration Policy is approved), aligned to the default employer contribution for UK employees.	Pension arrangements reflect local market practice.
Annual bonus
Executive Directors have a significant portion of
their total remuneration delivered in variable short-
and long-term incentives, reflecting their ability to
influence and deliver the strategic objectives of the
business.
The annual bonus is based on performance
against financial measures only (no individual
performance element).
50% of bonus is deferred into shares held for three
years (until the shareholding requirement is met, if
the new Remuneration Policy is approved).

All managers participate in the same annual bonus scheme, with the same performance measures, weightings and structure. The majority of employees across the world are eligible to participate in some form of short-term incentive (annual bonus, sales incentive or manufacturing bonus). Under the annual bonus, a multiplier based on performance against individual goals is applied to the business performance outcome, to allow effective differentiation of high and low performance.
For the ULE, the individual performance element is based on business or function-wide strategic objectives. For Business Group Presidents on the ULE, the business performance element is based on 75%
Business Group performance and 25% Unilever Group performance, whereas for Functional Heads, the business performance element is based fully on Unilever Group.

Long-term incentives
Executive Directors participate in the PSP. Awards
vest after three years, subject to stretching
performance conditions.
Executive Director awards are subject to a two-
year post-vesting retention period to further
strengthen alignment with shareholder interests.
Executive Directors must also retain a significant
shareholding in Unilever (including for two years
after leaving the Company), meaning they may not
sell shares realised under the PSP until they have
met this requirement.

Senior managers participate in the PSP with the same performance measures, weightings and targets as the Executive Directors. Lower levels of management are eligible to receive an annual award of restricted shares. Wherever possible, all other employees have the opportunity to participate in the global share purchase plan called
SHARES, which is offered in more than 80 countries. Through these initiatives, we continue to encourage our employees to adopt an owner’s mindset with the goal of achieving our growth ambition, so they can share in the long-term success of Unilever.

Other disclosures related to Directors’ remuneration
Unilever regularly looks at pay ratios throughout the Group, and between each work level (WL), and we have disclosed this for a number of years. The following table provides a detailed breakdown of the fixed and variable pay elements for each of our UK work levels, showing how each work level compares to the CEO in 2025 (with equivalent 2024 figures for comparison purposes).
For 2025, the CEO data used is the total of fixed and variable pay for Hein Schumacher (€632,000 for the period 1 January 2025 to 28 February
2025) and Fernando Fernandez (€4,972,000 for the period 1 March 2025 to 31 December 2025), as set out in the single figure table and supporting notes on page 96. The 2024 CEO data is the applicable data for Hein Schumacher from the single figure table for Executive Directors on page 103 of the 2024 Directors’ Remuneration Report.

Governance Report	Unilever Annual Report on Form 20-F 2025	105

DIRECTORS’ REMUNERATION REPORT
CEO Pay Ratio Comparison (split by fixed pay and benefits/variable pay)
CEO = 83.7 x WL1
CEO = 74.7 x WL1
CEO = 44.9 x WL2
CEO = 41 x WL2
CEO = 20.5 x WL3
CEO = 18.9 x WL3
CEO = 9.7 x WL4
CEO = 9.1 x WL4
CEO = 4.1 x WL5
CEO = 4.2 x WL5
CEO = 1.8 x WL6
CEO = 1.7 x WL6

€0m	€1m	€2m	€3m	€4m	€5m	€6m	€7m

2025 Fixed pay and benefits	2025 Variable pay	2024 Fixed pay and benefits	2024 Variable pay
The year-on-year comparison reflects a reduction in fixed pay and an increase in variable pay for the CEO for 2025. The 2025 bonus outcome was lower than in 2024 but 2025 included a PSP vest whereas the prior CEO was ineligible to participate in the 2022–2024 PSP cycle. The CEO has a higher weighting on performance-related pay compared to other employees. Across the organisation, total pay has slightly increased compared to 2024 for lower work levels (up to WL4) and is broadly similar for higher work levels. The numbers are also impacted by fluctuations in the exchange rates used to convert pay denominated in pounds sterling to euros for reporting purposes. Where relevant, amounts for 2024 have been translated using the average exchange rate over 2024 (€1 = £0.8481), and amounts for 2025 have been translated using the average exchange rate over
2025 (€1 = £0.8547).
Annual bonus and PSP for UK employees were calculated using:
■Target annual bonus values considered for the respective year.
■PSP values calculated at target for the relevant employee work level, i.e. 50% of target bonus for WL2 and 100% of target bonus for WL3–6.
Fixed pay figures reflect all elements of pay (including allowances) and benefits paid in cash. The data disclosed excludes employees who are not integrated into Unilever’s global reward structure and human resources information system.
CEO pay ratio comparison
The table below is included to meet UK requirements and shows how salary and pay and benefits for the CEO compares to UK employees at the
25th percentile, median and 75th percentile.

Year		25th percentile	Median percentile	75th percentile
Year ended 31 December 2025	Salary:	£44,762	£53,141	£74,984
	Pay and benefits:	£62,794	£77,719	£119,448
	Pay ratio (Option A):	76:1	62:1	40:1
Year ended 31 December 2024	Salary:	£39,179	£47,699	£66,057
	Pay and benefits:	£53,620	£66,215	£100,517
	Pay ratio (Option A):	88:1	71:1	47:1
Year ended 31 December 2023	Salary:	£40,968	£49,224	£67,565
	Pay and benefits:	£52,551	£65,305	£103,527
	Pay ratio (Option A):	100:1	81:1	51:1
Year ended 31 December 2022	Salary:	£36,802	£44,478	£60,788
	Pay and benefits:	£49,868	£61,553	£93,612
	Pay ratio (Option A):	92:1	75:1	49:1
Year ended 31 December 2021	Salary:	£34,560	£42,668	£58,869
	Pay and benefits:	£48,229	£60,306	£90,335
	Pay ratio (Option A):	87:1	70:1	47:1
Year ended 31 December 2020	Salary:	£34,298	£41,010	£55,000
	Pay and benefits:	£45,713	£55,751	£80,670
	Pay ratio (Option A):	67:1	55:1	38:1
Year ended 31 December 2019	Salary:	£38,510	£45,154	£59,988
	Pay and benefits:	£50,689	£61,086	£87,982
	Pay ratio (Option A):	83:1	69:1	48:1

106	Unilever Annual Report on Form 20-F 2025	Governance Report

DIRECTORS’ REMUNERATION REPORT
Option A was used to calculate the pay and benefits of employees at the 25th percentile, median and 75th percentile. This is the most accurate methodology, as it is based on the total full-time equivalent total reward for all UK employees of the Group for the relevant financial year. Figures are calculated by reference to full-time equivalent employees as at 31 December 2025. The data disclosed excludes employees who are not integrated into Unilever’s global reward structure and human resources information system.
Benefits for UK employees include any pension arrangements, while Executive Directors are not entitled to pension benefits under the current
Remuneration Policy.
Variable pay figures for UK employees are calculated on the basis set out in the paragraph for other work levels below the ‘CEO pay ratio comparison’ table on page 105. The reason for this is it would be unduly onerous to recalculate these figures when, based on a sample, the impact of such recalculation is expected to be minimal.
The median pay ratio has decreased in 2025 compared to the prior year due to the change in CEO. Pay, reward and progression policies within
Unilever are consistent as the Remuneration Policy is applicable across our circa 12,500 managers throughout the business worldwide.
Percentage change in remuneration of Executive Directors (CEO/CFO)
The table below shows the five-year history of year-on-year percentage change for fixed pay, other benefits (excluding pension), and bonus for the CEO, CFO and Unilever PLC employees (based on total full-time equivalent total reward for the relevant financial year) pursuant to UK requirements. The figures for the Executive Directors are based on the single figure table on page 96. There is no data for Srinivas Phatak as he was appointed CFO on 16 September 2025 and there is no prior-year comparator.
In accordance with the regulations, we are required to show the percentage change in pay for Directors compared to the pay of our Unilever PLC entity employees only, which is a relatively small and unrepresentative proportion of our total UK workforce. We believe it is more meaningful to consider the mandatory disclosure on pay ratios on page 105, which compares the CEO’s pay to the pay of all of our UK employees, and also the voluntary additional disclosure on pay ratios split by all UK work levels on page 105.
The respective changes in fees for our Non-Executive Directors are included in the table ‘Percentage change in remuneration of
Non-Executive Directors’ on page 103.

		Fixed pay	Other benefits (not including pension)	Bonus
% change from 2024 to 2025(a)	CEO: Hein Schumacher(b)	(83.4%)	(100.0%)	(90.4%)
	CEO: Fernando Fernandez(c)	45.6%	(50.2%)	1.9%
	CFO: Srinivas Phatak	n/a	n/a	n/a
	Unilever PLC employees(d)	(16.6%)	(9.4%)	(43.6%)
% change from 2023 to 2024	CEO: Hein Schumacher	71.5%	1.6%	81.8%
	CFO: Fernando Fernandez	n/a	n/a	n/a
	Unilever PLC employees	12.2%	26.8%	20.3%
% change from 2022 to 2023	CEO: Alan Jope	(50.0%)	(56.9%)	(56.8%)
	CEO: Hein Schumacher	3480.6%	n/a	n/a
	CFO	6.0%	31.3%	(8.3%)
	Unilever PLC employees	0.2%	(12.1%)	(19.2%)
% change from 2021 to 2022	CEO	1.8%	34.2%	67.0%
	CFO	1.7%	2.1%	67.0%
	Unilever PLC employees	(4.3%)	7.4%	57.0%
% change from 2020 to 2021	CEO	1.7%	35.7%	71.6%
	CFO	1.8%	23.7%	71.7%
	Unilever PLC employees	(19.3%)	(2.2%)	(10.6%)
(a)All 2025 figures are based on the single figure table on page 96. The figures for Fernando Fernandez reflect his service as CFO (from 1 January 2025 to 28 February 2025) and as CEO
(from 1 March 2025).
(b)The decrease in fixed pay and bonus for Hein Schumacher is because he stepped down as CEO with effect 1 March 2025 (bonus also reflects the lower outcome of 70% compared to
122% in 2024). No benefits are shown in the 2025 single figure table (please refer to page 101).
(c)The increase in fixed pay and bonus for Fernando Fernandez is because he was promoted to CEO with effect from 1 March 2025 (bonus reflects the higher target for CEO but offset by the lower outcome of 70% compared to 122% in 2024). Benefits have fallen due to lower relocation costs.
(d)For Unilever PLC employees, fixed pay numbers include cash-related benefits employees receive as part of their total compensation, to ensure we can accurately compare fixed pay for them against that of the CEO and CFO. The reductions in fixed pay and benefits for 2025 compared to 2024 reflect changes to the number and grade profile of PLC employees (which is a very small group of employees), and in addition the change in bonus reflects a lower outcome compared to 2024. Figures are also affected by changes in the average sterling-to-euro exchange rate. The data disclosed excludes employees who are not integrated into Unilever’s global reward structure and human resources information system.

Governance Report	Unilever Annual Report on Form 20-F 2025	107

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
(0.8%)
Underlying
earnings(a)
12.3%
2.3%
Dividends and
buyback(b)
(0.1%)
(6.9%)
Total staff
costs(c)
4.4%

€0m	€1,000m	€2,000m	€3,000m	€4,000m	€5,000m	€6,000m	€7,000m	€8,000m
			2025		2024
(a)In calculating underlying profit attributable to shareholders, net profit attributable to shareholders is adjusted to eliminate the post-tax impact of non-underlying items in operating profit and any other significant unusual terms within net profit but not operating profit (see note 7 on page 151 for details). 2023 and 2024 comparators have been re-presented to reflect the demerger of our Ice Cream business.
(b)Includes share buyback of €1,510 million in 2025 and €1,508 million in 2024. Includes dividends on ordinary share capital during the year and not the dividend in specie relating to the demerger of our Ice Cream business.
(c)2023 and 2024 comparators have been re-presented to reflect the demerger of our Ice Cream business.
CEO SINGLE FIGURE TEN-YEAR HISTORY
The table below shows the ten-year history of the CEO single figure of total remuneration.

	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
CEO single figure of total remuneration (€‘000)(a)	8,370	11,661	11,726	4,894	3,447	4,890	5,395	6,070	5,552	5,604
Annual bonus outcome (% maximum)	92%	100%	51%	55%	32%	54%	89%	77%	81%	47%
GSIP performance shares vesting outcome (% maximum)(b)	35%	74%	66%	60%	n/a	n/a	n/a	n/a	n/a	n/a
MCIP matching shares vesting outcome (% maximum)(c)	47%	99%	88%	n/a	42%	44%	35%	44%	n/a	n/a
PSP performance shares vesting outcome (% maximum)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	32%	n/a	68%
(a)2023 figure is based on the combined single figure of remuneration for Alan Jope and Hein Schumacher, as set out on page 132 of the 2023 Directors’ Remuneration Report. 2025 figure is based on the combined single figure of remuneration for Hein Schumacher (€632,000 for the period 1 January 2025 to 28 February 2025) and Fernando Fernandez (€4,972,000 for the
period 1 March 2025 to 31 December 2025), as set out in the single figure table and supporting notes on page 96.
(b)Global Share Incentive Plan (GSIP). Last CEO award was for the performance period ended 2019.
(c)Management Co-Investment Plan (MCIP). Last performance period ended in 2023.
Ten-year historical TSR performance
The graph below includes growth in the value of a hypothetical £100 investment over ten years’ FTSE 100 comparison, based on
30-trading-day average values. The FTSE 100 Index is the most relevant index in the UK and where we have our principal listing. Unilever is a constituent of this index.
Value of hypothetical £/€ holding

108	Unilever Annual Report on Form 20-F 2025	Governance Report

DIRECTORS’ REMUNERATION REPORT
SHAREHOLDER VOTING
Unilever is committed to ongoing shareholder dialogue and takes an active interest in voting outcomes. In the event of a substantial vote against a resolution in relation to Directors’ remuneration, Unilever seeks to understand the reasons for any such vote.
Following the AGM on 30 April 2025, 72.29% of votes were cast in favour of the Directors’ Remuneration Report. While the Board was pleased that the resolution received majority support, the Company recognises the importance of understanding the reasons behind votes against.
Following the AGM, the Company contacted its largest shareholders – representing 46.3% of the share register – as well as other shareholders who voted against the Remuneration Report and several proxy agencies. In total, we held 22 meetings to gain deeper insight into shareholder views and concerns regarding Directors’ remuneration.
Shareholders who opposed the 2024 Directors’ Remuneration Report consistently cited two key concerns. Firstly, the disapplication of time pro-
ration on three outstanding long-term incentive awards for the former CEO, Alan Jope, and the former CFO, Graeme Pitkethly, who retired from the Company in 2022 and 2023 respectively. Secondly, the approach taken to setting fixed pay for Fernando Fernandez on his appointment as
CEO.
The Company acknowledges that the disapplication of time pro-ration on three awards for the former CEO and former CFO were exceptional decisions taken in order to mitigate the impact of the disruption to the business at a time of significant change and uncertainty. The Company has publicly confirmed that it will apply time pro-ration to outstanding awards for future Director exits, in accordance with market practice and the
Remuneration Policy. This was demonstrated by the recent treatment of outstanding long-term incentive awards for the former CEO, Hein
Schumacher, where time pro-ration was applied to all unvested awards when Hein left the Company in March 2025. In dialogue with shareholders and proxies, it has been understood and recognised that the non-pro-ration of awards to former Directors is a legacy decision and not an ongoing issue.
On the approach to setting pay on appointment, the Company understands that some shareholders prefer to see phased progression over time as opposed to a more significant salary uplift from the outset. The Board took this feedback into account when determining fixed pay for Srinivas
Phatak on his appointment as CFO in September 2025. His salary was set at a lower level than the previous CFO’s salary, with the intention to gradually move pay to the appropriate position relative to the market over the next two to three years, subject to performance and the wider external and internal context.
We would like to thank all of the shareholders and proxy agencies who spent time engaging with us recently and those who continue to engage with us over the coming months. The Company will continue to meet with shareholders regularly on remuneration-related matters and their perspectives are critical inputs into the Board’s discussions and decision-making.
The following table sets out the actual voting in respect of the 2024 Directors’ Remuneration Report and 2023 Remuneration Policy.

Voting outcome	For	Against	Withheld
2024 Directors’ Remuneration Report (2025 AGM)	72.29%	27.71%	2,222,529
2024 Directors’ Remuneration Policy (2024 AGM)	97.69%	2.31%	2,918,626
The Directors’ Remuneration Report has been approved by the Board, and signed on its behalf by Prakash Kakkad, Chief Legal Officer and
Group Company Secretary.

Financial Statements

110	Statement of Directors’ Responsibilities
111	Report of Independent Registered Public Accounting Firm
128	Consolidated Financial Statements Unilever Group
133	Notes to the Consolidated Financial Statements
192	Group Companies
201	Shareholder Information – Financial Calendar
202	Additional Information for US Listing Purposes
Unilever Ice Cream Demerger All figures are presented on a continuing operations basis. For Unilever, this comprises of four Business Groups: Beauty & Wellbeing, Personal Care, Home Care and Foods.

110	Unilever Annual Report on Form 20-F 2025	Financial Statements

Statement of Directors’ Responsibilities
ANNUAL ACCOUNTS
The Directors are responsible for preparing the Annual Report and Accounts in accordance with applicable law and regulations. The Directors are also required by the UK Companies Act 2006 to prepare accounts for each financial year that give a true and fair view of the state of affairs of the Unilever Group and PLC as at the end of the financial year, and of the profit or loss and cash flows for that year.
The Directors consider that, in preparing the accounts, the Group and PLC have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates. They also confirm that all International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and UK-adopted international accounting standards, which they consider to be applicable, have been followed. In accordance with Disclosure Guidance and Transparency Rule
(’DTR’) 4.1.5R and 4.1.16R, the financial statements will form part of the annual financial report prepared using the single electronic reporting format under DTR
4.1.17R and 4.1.18R. The auditor’s report on these financial statements provides no assurance over whether the annual financial report has been prepared in accordance with those requirements. The Directors are also responsible for preparing the Annual Report and Accounts, including the consolidated financial statements, in the European single electronic format in accordance with the requirements as set out in Commission Delegated Regulation (EU) 2019/815
with regard to regulatory technical standards on the specification of a single electronic reporting format.
The Directors have responsibility for ensuring that PLC keeps accounting records which disclose with reasonable accuracy their financial position, and which enable the Directors to ensure that the accounts comply with all relevant legislation. They are also responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error, and have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group, and to prevent and detect fraud and other irregularities.
This statement, which should be read in conjunction with the Report of
Independent Registered Public Accounting Firm, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the accounts.
A copy of the financial statements of the Unilever Group is available at
www.unilever.com/investors. The Directors are responsible for the maintenance and integrity of the website, and the work carried out by the auditors does not involve consideration of these matters. Accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially placed on the website. Legislation in the UK and the
Netherlands governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.
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
DIRECTORS’ RESPONSIBILITY STATEMENT
Under company law, the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and parent company and of the Group’s profit or loss for that period.
Under applicable law and regulations, the directors are also responsible for preparing a Strategic Report, Directors’ Report, Directors’ Remuneration Report
and Corporate Governance Statement that complies with that law and those regulations.
Each of the Directors confirms that, to the best of his or her knowledge:
■The Unilever Annual Report and Accounts 2025, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Company’s position and performance, business model and strategy;
■The Financial Statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and UK-adopted international accounting standards, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole; and
■The Management Report includes a fair review of the development and performance of the business and the position of PLC and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.
The Directors and their roles are listed on pages 52 to 55.
GOING CONCERN
The activities of the Group, together with the factors likely to affect its future development, performance, financial position, its cash flows, liquidity position and borrowing facilities, are described on pages 1 to 46. In addition, we describe in notes 15 to 18 on pages 161 to 176 the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives;
details of its financial instruments and hedging activities; and its exposures to credit and liquidity risk. Although not assessed over the same period as going concern, the viability of the Group has been assessed on page 38.
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
INTERNAL AND DISCLOSURE CONTROLS AND
PROCEDURES
Please refer to pages 32 to 37 for a discussion of Unilever’s principal risk factors and to pages 31 to 38 for commentary on the Group’s approach to risk management and control.

Financial Statements	Unilever Annual Report on Form 20-F 2025	111

Report of Independent Registered Public
Accounting Firm
To the Shareholders and Board of Directors Unilever PLC:
OPINIONS ON THE CONSOLIDATED FINANCIAL STATEMENTS AND INTERNAL CONTROL OVER
FINANCIAL REPORTING
We have audited the accompanying consolidated balance sheets of Unilever PLC and subsidiaries (the Company) as of December 31, 2025 and
2024, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2025, and the related notes
(collectively, the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December
31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the
Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with International Financial Reporting Standards Accounting Standards as issued by the International
Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of
Sponsoring Organizations of the Treadway Commission.
The Company acquired Yeti Parent Holdings, LLC (“Dr. Squatch”), Uprising Science Private Limited (“Minimalist”), and Wild Cosmetics Limited
(“Wild”) during 2025, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, Dr. Squatch’s, Minimalist’s, and Wild’s internal control over financial reporting associated with 3.0% of total assets and 0.6% of total turnover included in the consolidated financial statements of the Company as of and for the year ended December 31,
2025. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Dr. Squatch, Minimalist, and Wild.
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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

112	Unilever Annual Report on Form 20-F 2025	Financial Statements

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
Indirect tax contingent liabilities in Brazil related to a 2001 corporate reorganisation
As discussed in note 20 to the consolidated financial statements, there are contingent liabilities reported for indirect taxes relating to disputes with the Brazilian authorities related to a 2001 corporate reorganisation. The total amount of the tax assessments received in respect of this matter is €3,557 million as of 31 December 2025. There also remains the possibility of further material tax assessments related to the same matter for periods not yet assessed.
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
■We evaluated the design and tested the operating effectiveness of certain internal controls related to the indirect tax process including controls related to the assessment of the outcome of investigations if a liability exists, and around evaluating exposure to possible material tax assessments for periods not yet assessed.
■We involved local indirect tax professionals with specialized skills and knowledge who assisted in:
■assessing the appropriateness of the classification as contingent liabilities compared to the nature of the exposures, applicable regulations, and related correspondence with the tax authorities; and
■assessing the confirmations received from the Company's external lawyers, considering any impact of legal precedent, case law and any historical and recent judgements passed by the court authorities which could impact likelihood of outflow of economic resources.
■We inspected assessments received from tax authorities and compared their consistency, occurrence and amounts retrospectively over time to previous management estimates made in the periods this matter was not yet assessed.
/s/ KPMG LLP
We have served as the Company’s auditor since 2014.
London, United Kingdom
March 4, 2026

Financial Statements	Unilever Annual Report on Form 20-F 2025	113

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THIS PAGE IS INTENTIONALLY LEFT BLANK

114	Unilever Annual Report on Form 20-F 2025	Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THIS PAGE IS INTENTIONALLY LEFT BLANK

Financial Statements	Unilever Annual Report on Form 20-F 2025	115

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THIS PAGE IS INTENTIONALLY LEFT BLANK

116	Unilever Annual Report on Form 20-F 2025	Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THIS PAGE IS INTENTIONALLY LEFT BLANK

Financial Statements	Unilever Annual Report on Form 20-F 2025	117

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THIS PAGE IS INTENTIONALLY LEFT BLANK

118	Unilever Annual Report on Form 20-F 2025	Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THIS PAGE IS INTENTIONALLY LEFT BLANK

Financial Statements	Unilever Annual Report on Form 20-F 2025	119

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THIS PAGE IS INTENTIONALLY LEFT BLANK

120	Unilever Annual Report on Form 20-F 2025	Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THIS PAGE IS INTENTIONALLY LEFT BLANK

Financial Statements	Unilever Annual Report on Form 20-F 2025	121

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THIS PAGE IS INTENTIONALLY LEFT BLANK

122	Unilever Annual Report on Form 20-F 2025	Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THIS PAGE IS INTENTIONALLY LEFT BLANK

Financial Statements	Unilever Annual Report on Form 20-F 2025	123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THIS PAGE IS INTENTIONALLY LEFT BLANK

124	Unilever Annual Report on Form 20-F 2025	Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THIS PAGE IS INTENTIONALLY LEFT BLANK

Financial Statements	Unilever Annual Report on Form 20-F 2025	125

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THIS PAGE IS INTENTIONALLY LEFT BLANK

126	Unilever Annual Report on Form 20-F 2025	Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THIS PAGE IS INTENTIONALLY LEFT BLANK

Financial Statements	Unilever Annual Report on Form 20-F 2025	127

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
THIS PAGE IS INTENTIONALLY LEFT BLANK

128	Unilever Annual Report on Form 20-F 2025	Financial Statements

Consolidated Financial Statements
Unilever Group
Consolidated income statement
for the year ended 31 December

	Notes	€ million 2025	€ million 2024(a)	€ million 2023(a)
Turnover	2	50,503	52,479	51,680
Operating profit	2	9,037	8,829	8,998
of which: (loss)/gain on disposal of group companies(b)		(36)	(229)	491
Net finance costs	5	(503)	(520)	(409)
Pensions and similar obligations		123	83	121
Finance income		398	391	393
Finance costs		(1,024)	(994)	(922)
Net monetary loss arising from hyperinflationary economies	1	(68)	(201)	(169)
Share of net profit of joint ventures and associates	11	245	250	228
Other income/(loss) from non-current investments and associates		(17)	13	(22)
Profit before taxation from continuing operations		8,693	8,371	8,627
Taxation	6A	(2,481)	(2,332)	(1,990)
Net profit from continuing operations		6,213	6,039	6,637
Profit after taxation from discontinued operations		425	330	503
Gain on disposal of discontinued operations	21	3,373	–	–
Net profit from discontinued operations		3,798	330	503
Total net profit		10,011	6,369	7,140
Attributable to:
Non-controlling interests		542	625	653
Shareholders’ equity		9,469	5,744	6,487
Total profit attributable to shareholders’ equity arises from:
Continuing operations		5,682	5,430	6,002
Discontinued operations		3,787	314	485
Total profit attributable to non-controlling interests arises from:
Continuing operations		531	609	635
Discontinued operations		11	16	18
Earnings per share	7
Basic earnings per share (€)		4.33	2.59	2.90
Basic earnings per share (€) from continuing operations		2.60	2.45	2.68
Basic earnings per share (€) from discontinued operations		1.73	0.14	0.22
Diluted earnings per share (€)		4.32	2.58	2.89
Diluted earnings per share (€) from continuing operations		2.59	2.44	2.67
Diluted earnings per share (€) from discontinued operations		1.73	0.14	0.22
(a)The 2024 and 2023 comparatives have been restated from those previously published to reflect the demerger of our Ice Cream business (see note 21).
(b)2024 net loss arises from the disposals of our Russian business, Elida Beauty, Pureit and Qinyuan. 2023 includes a gain of €497 million related to the disposal of Suave.
Note references in the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated balance sheet and consolidated cash flow statement relate to notes on pages 133 to 183, which form an integral part of the consolidated financial statements.

Financial Statements	Unilever Annual Report on Form 20-F 2025	129

CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
Consolidated statement of comprehensive income
for the year ended 31 December

	Notes	€ million 2025	€ million 2024(a)	€ million 2023(a)
Net profit		10,011	6,369	7,140
Other comprehensive income from continuing operations	6C
Items that will not be reclassified to profit or loss, net of tax:
Gains/(losses) on equity instruments measured at fair value through other comprehensive income		(14)	60	(28)
Remeasurement of defined benefit pension plans	15B	137	226	(510)
Items that may be reclassified subsequently to profit or loss, net of tax:
Gains/(losses) on cash flow hedges		(111)	122	(29)
Currency retranslation gains/(losses)	15B	(2,239)	1,113	(1,316)
Other comprehensive income from continuing operations		(2,227)	1,521	(1,883)
Other comprehensive income from discontinued operations		508	402	(143)
Total comprehensive income		8,292	8,292	5,114
Attributable to:
Non-controlling interests		187	712	524
Shareholders’ equity		8,105	7,580	4,590
(a)The 2024 and 2023 comparatives have been restated from those previously published to reflect the demerger of our Ice Cream business (see note 21).
Note references in the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated balance sheet and consolidated cash flow statement relate to notes on pages 133 to 183, which form an integral part of the consolidated financial statements.

130	Unilever Annual Report on Form 20-F 2025	Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
Consolidated statement of changes in equity
for the year ended 31 December

€ million	Called up share capital	Share premium account	Unification reserve	Other reserves	Retained profit	Total	Non- controlling interests	Total equity
31 December 2022	92	52,844	(73,364)	(10,804)	50,253	19,021	2,680	21,701
Profit or loss for the period	–	–	–	–	6,487	6,487	653	7,140
Other comprehensive income, net of tax:
Equity instruments gains/(losses)	–	–	–	(27)	–	(27)	(1)	(28)
Cash flow hedges gains/(losses)	–	–	–	(27)	–	(27)	–	(27)
Remeasurements of defined benefit pension plans	–	–	–	–	(508)	(508)	(2)	(510)
Currency retranslation gains/(losses)(a)	–	–	–	(1,629)	294	(1,335)	(126)	(1,461)
Total comprehensive income	–	–	–	(1,683)	6,273	4,590	524	5,114
Dividends on ordinary capital	–	–	–	–	(4,327)	(4,327)	–	(4,327)
Cancellation of treasury shares(c)	(4)	–	–	5,282	(5,278)	–	–	–
Repurchase of shares(d)	–	–	–	(1,507)	–	(1,507)	–	(1,507)
Movements in treasury shares(e)	–	–	–	75	(98)	(23)	–	(23)
Share-based payment credit(f)	–	–	–	–	212	212	–	212
Dividends paid to non-controlling interests	–	–	–	–	–	–	(521)	(521)
Hedging (gain)/loss transferred to non-financial assets	–	–	–	117	–	117	–	117
Other movements in equity	–	–	–	2	17	19	(21)	(2)
31 December 2023	88	52,844	(73,364)	(8,518)	47,052	18,102	2,662	20,764
Profit or loss for the period	–	–	–	–	5,744	5,744	625	6,369
Other comprehensive income, net of tax:
Equity instruments gains/(losses)	–	–	–	60	–	60	–	60
Cash flow hedges gains/(losses)	–	–	–	210	–	210	–	210
Remeasurements of defined benefit pension plans	–	–	–	–	269	269	(5)	264
Currency retranslation gains/(losses)(a)	–	–	–	406	891	1,297	92	1,389
Total comprehensive income	–	–	–	676	6,904	7,580	712	8,292
Dividends on ordinary capital	–	–	–	–	(4,320)	(4,320)	–	(4,320)
Repurchase of shares(d)	–	–	–	(1,508)	–	(1,508)	–	(1,508)
Movements in treasury shares(e)	–	–	–	25	(120)	(95)	–	(95)
Share-based payment credit(f)	–	–	–	–	324	324	–	324
Dividends paid to non-controlling interests	–	–	–	–	–	–	(712)	(712)
Hedging (gain)/loss transferred to non-financial assets	–	–	–	(54)	–	(54)	–	(54)
Other movements in equity	–	–	–	80	(119)	(39)	(97)	(136)
31 December 2024	88	52,844	(73,364)	(9,299)	49,721	19,990	2,565	22,555
Profit or loss for the period	–	–	–	–	9,469	9,469	542	10,011
Other comprehensive income, net of tax:
Equity instruments gains/(losses)	–	–	–	(14)	–	(14)	–	(14)
Cash flow hedges gains/(losses)	–	–	–	(196)	–	(196)	(2)	(198)
Remeasurements of defined benefit pension plans	–	–	–	–	180	180	(4)	176
Currency retranslation gains/(losses)(a)	–	–	–	(1,258)	(76)	(1,334)	(349)	(1,683)
Total comprehensive income	–	–	–	(1,468)	9,573	8,105	187	8,292
Dividends on ordinary capital	–	–	–	–	(4,453)	(4,453)	–	(4,453)
Non-cash dividend to shareholders(b)	–	–	–	–	(6,752)	(6,752)	–	(6,752)
Cancellation of treasury shares(c)	(3)	–	–	3,770	(3,767)	–	–	–
Repurchase of shares(d)	–	–	–	(1,510)	–	(1,510)	–	(1,510)
Movements in treasury shares(e)	–	–	–	1	(152)	(151)	–	(151)
Share-based payment credit(f)	–	–	–	–	284	284	–	284
Dividends paid to non-controlling interests(g)	–	–	–	–	–	–	(728)	(728)
Hedging (gain)/loss transferred to non-financial assets	–	–	–	(58)	–	(58)	1	(57)
Other movements in equity(h)	–	–	–	300	(225)	75	32	107
31 December 2025	85	52,844	(73,364)	(8,264)	44,229	15,530	2,057	17,587
(a)Includes a hyperinflation adjustment of €17 million in relation to Argentina and Turkey (2024: €880 million, primarily reflects the effect of significant inflationary pressures, particularly in
Argentina, compared with 2025, 2023: €308 million).
(b)A non‑cash dividend was distributed to shareholders in connection with the demerger of our Ice Cream business. The distribution was settled through the transfer of the Company’s equity interest in the demerged entity, measured at fair value and recognised directly in equity with no associated cash outflow.
(c)During 2025, 13,288,138 PLC ordinary shares held as treasury shares were cancelled before share consolidation and 51,625,153 cancelled after share consolidation. During 2023,
112,746,434 PLC ordinary shares held as treasury shares were cancelled. The amount paid to repurchase these shares was initially recognised in other reserves and is transferred to retained profit on cancellation.
(d)Repurchase of shares reflects the cost of acquiring ordinary shares as part of the share buyback programmes announced on 10 February 2022, 8 February 2024 and 13 February 2025.
(e)Includes purchases and sales of treasury shares, other than the share buyback programme and the transfer from treasury shares to retained profit of share-settled schemes arising from prior years and differences between purchase and grant price of share awards.
(f)The share-based payment credit relates to the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.
(g)Includes a non-cash dividend of €199 million by Hindustan Unilever Limited to its minority shareholders.
(h)Includes the impact on the minority liability and non-controlling interest following the acquisition of Dr. Squatch and Minimalist, and the step-up acquisitions of Nutrafol, Welly and Equilibra.

Financial Statements	Unilever Annual Report on Form 20-F 2025	131

CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
Consolidated balance sheet
for the year ended 31 December

	Notes	€ million 2025	€ million 2024
Assets
Non-current assets
Goodwill	9	17,709	22,311
Intangible assets	9	17,055	18,590
Property, plant and equipment	10	8,992	11,669
Pension asset for funded schemes in surplus	4B	4,462	4,164
Deferred tax assets	6B	1,146	1,280
Financial assets	17A	3,065	1,571
Other non-current assets	11	976	971
		53,405	60,556
Current assets
Inventories	12	4,043	5,177
Trade and other current receivables	13	7,346	6,011
Current tax assets		329	373
Cash and cash equivalents	17A	3,941	6,136
Other financial assets	17A	1,121	1,330
Assets held for sale		286	167
		17,066	19,194
Total assets		70,471	79,750
Liabilities
Current liabilities
Financial liabilities	15C	2,582	6,987
Trade payables and other current liabilities	14	16,939	16,690
Current tax liabilities		1,439	678
Provisions	19	589	831
Liabilities held for sale		113	48
		21,662	25,234
Non-current liabilities
Financial liabilities	15C	25,696	25,066
Non-current tax liabilities		303	585
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	4B	100	173
Unfunded schemes	4B	844	1,021
Provisions	19	539	571
Deferred tax liabilities	6B	3,603	4,342
Other non-current liabilities	14	137	203
		31,222	31,961
Total liabilities		52,884	57,195

Equity
Shareholders’ equity		15,530	19,990
Non-controlling interests		2,057	2,565
Total equity		17,587	22,555
Total liabilities and equity		70,471	79,750
Note references in the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated balance sheet and consolidated cash flow statement relate to notes on pages 133 to 183, which form an integral part of the consolidated financial statements.
These financial statements have been approved by the Directors and signed on their behalf by Fernando Fernandez.
F Fernandez on behalf of The Board of Directors
4 March 2026

132	Unilever Annual Report on Form 20-F 2025	Financial Statements

CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
Consolidated cash flow statement
for the year ended 31 December

	Notes	€ million 2025	€ million 2024(a)	€ million 2023(a)
Net profit from continuing operations		6,213	6,039	6,637
Taxation		2,481	2,332	1,990
Share of net profit of joint ventures/associates and other (income)/loss from non-current investments		(228)	(263)	(206)
Net monetary loss arising from hyperinflationary economies		68	201	169
Net finance costs	5	503	520	409
Operating profit from continuing operations		9,037	8,829	8,998
Depreciation, amortisation and impairment		1,353	1,370	1,148
Changes in working capital:		116	(188)	753
Inventories		(281)	(190)	282
Trade and other receivables(b)		(2,620)	(211)	731
Trade payables and other liabilities(b)		3,017	213	(260)
Pensions and similar obligations less payments		(74)	(54)	(251)
Provisions less payments		(130)	289	(171)
Elimination of losses/(profits) on disposals		58	259	(440)
Non-cash charge for share-based compensation		255	292	192
Other adjustments		157	116	97
Cash flow from continuing operating activities		10,772	10,913	10,326
Income tax paid on continuing operations		(2,720)	(2,452)	(1,933)
Net cash flow from continuing operating activities		8,052	8,461	8,393
Cash flow from operations attributable to discontinued operations		475	1,231	1,235
Income tax paid from discontinued operation		(177)	(173)	(202)
Net operating cash flows attributable to discontinued operations		298	1,058	1,033
Total cash flows from operating activities		8,350	9,519	9,426
Interest received		352	370	223
Purchase of intangible assets		(174)	(233)	(241)
Purchase of property, plant and equipment		(1,417)	(1,381)	(1,194)
Disposal of property, plant and equipment		126	15	15
Acquisition of businesses and investments in joint ventures and associates		(1,674)	(734)	(100)
Disposal of businesses, joint ventures and associates		107	910	436
Acquisition of other non-current investments		(111)	(166)	(533)
Disposal of other non-current investments		239	59	62
Dividends from joint ventures, associates and other non-current investments		243	261	239
Sale/(purchase) of financial assets		(85)	476	(318)
Net cash flow used in continuing investing activities		(2,394)	(423)	(1,411)
Net investing cash flows attributable to discontinued operations		(724)	(202)	(883)
Total cash outflow used in investing activities		(3,118)	(625)	(2,294)
Dividends paid on ordinary share capital		(4,453)	(4,319)	(4,363)
Interest paid		(1,018)	(929)	(751)
Net change in short-term borrowings		(2,228)	575	(506)
Additional financial liabilities		4,278	4,234	4,418
Repayment of financial liabilities		(3,547)	(3,846)	(3,470)
Capital element of lease rental payments		(301)	(342)	(349)
Repurchase of shares	24	(1,510)	(1,508)	(1,507)
Other financing activities(c)		(1,105)	(694)	(556)
Net cash flow used in continuing financing activities		(9,884)	(6,829)	(7,084)
Net financing cash flows attributable to discontinued operations		3,070	(112)	(109)
Total cash flow used in financing activities		(6,814)	(6,941)	(7,193)
Net increase/(decrease) in cash and cash equivalents		(1,582)	1,953	(61)
Cash and cash equivalents at the beginning of the year		5,950	4,045	4,225
Effect of foreign exchange rate changes		(498)	(48)	(119)
Cash and cash equivalents at the end of the year	17A	3,870	5,950	4,045
(a)The 2024 and 2023 comparatives have been re-presented to reflect the demerger of our Ice Cream business (see note 21).
(b)Net working capital includes the gross-up impact in receivables and payables arising due to the transitional service arrangement between Unilever and The Magnum Ice Cream Company.
(c)Comprises of minority dividend payment, and payments for step-up acquisitions.
The cash flows of pension funds (other than contributions and other direct payments made by the Group in respect of pensions and similar obligations) are not included in the Group cash flow statement.

Financial Statements	Unilever Annual Report on Form 20-F 2025	133

Notes to the Consolidated Financial
Statements Unilever Group
1. Accounting information and
policies
BASIS OF CONSOLIDATION
Group companies included in the consolidated financial statements for 2025 are
Unilever PLC (’PLC’) and all subsidiary undertakings, which are those entities controlled by PLC. Control exists when the Group has the power to direct the activities of an entity so as to affect the return on investment.
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
The Directors considered the Group’s overall financial position, exposure to principal risks and future business forecasts. Specifically, they ensured that the expected cash flows from those forecasts were sufficient to cover its obligations for the next 12 months from the date of approval of the financial statements. This also included sensitivity considerations should the Group face an adverse environment leading to reduced sales growth and operating margins versus forecasts. We describe in notes
15 to 18 on pages 161 to 176 the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities; and its exposures to credit and liquidity risk. The
Group has credit facilities available to raise short-term financing if necessary.
In conclusion, the Group is well placed to manage its business risks successfully and meet its obligations for at least 12 months from the date of approval of the financial statements.
ACCOUNTING POLICIES
The accounting policies adopted are the same as those which were applied for the previous financial year except as set out below under the heading ‘Recent accounting developments’.
Accounting policies are included in the relevant notes to the consolidated financial statements. These are presented as text highlighted in grey on pages
133 to 183. The accounting policies below are applied throughout the financial statements.
FOREIGN CURRENCIES
The consolidated financial statements are presented in euros.
Items included in the financial statements of individual group companies are recorded in their respective functional currency, which is the currency of the primary economic environment in which each entity operates.
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
Effective from 1 January 2024, the functional currency of the Group’s ultimate parent company, Unilever PLC (’PLC’) changed from sterling to euro. There was no impact on the presentation of the Group results or restatements to the Group financial statements as a result of this change.
As at 31 December 2023, the ordinary share capital of PLC was translated to euro using the historical rate at the date the shares were issued (see note 15B on page 162).
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
currency.
The main effects on the Group consolidated financial statements (including discontinued operations) for 2025 are:

€ million	Argentina	Turkey	Total
Total assets increase/(reduction)	(199)	(20)	(219)
Turnover increase/(reduction)	(90)	(16)	(106)
Operating profit increase/(reduction)	(54)	(46)	(100)
Net monetary gain/(loss)	(46)	(10)	(56)

134	Unilever Annual Report on Form 20-F 2025	Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP

ASSETS AND LIABILITIES HELD FOR SALE AND
DISCONTINUED OPERATIONS
A disposal group is classified as held for sale or distribution when its carrying amount is expected to be recovered principally through a sale or distribution to shareholders rather than through continuing use. A discontinued operation is a component of the Group that has been disposed of or is classified as held for sale or distribution and represents a separate major line of business. In accordance with IFRS 5, the results of discontinued operations are presented separately in the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of cash flows and related notes.
Comparative information is re-presented to exclude the results of discontinued
operations.
The Ice Cream business met the criteria to be classified as held for distribution in
December 2025, following the Board’s formal approval of the demerger. At that point, the distribution was considered highly probable and the internal separation of the Ice Cream territories had been completed, meaning the business was available for distribution in its current condition. As a former reportable segment and major line of business, all Ice Cream activities have been treated as discontinued operations in both current and comparative periods.
In line with IFRS 5, we have disclosed separately in the income statement, statement of comprehensive income and cash flow statement results arising from continuing and discontinued operations. 2023 and 2024 comparatives have been re-presented on the same basis. There has been no change to the 2023 and
2024 balance sheet related amounts, including where balance sheet line item reconciliations have been disclosed within the notes. Further details and a breakdown of discontinued operations are provided in note 21.
CLIMATE CHANGE
In preparing these consolidated financial statements, we have considered the impact of both physical and transition climate change risks, and any planned mitigations, on the current valuation of our assets and liabilities. We have identified risks and opportunities that could in the future be material to our business, for example carbon tax or land use regulations. Where possible we have performed quantitative assessments of these risks and opportunities based on various scenarios for the years 2030, 2039 and 2050. These potential financial impacts are based on high-level quantitative assessments and do not include any assumptions on the impact of actions that we would undertake to mitigate against these climate-related risks. Therefore, these quantifications do not represent any type of financial forecast and thus are not directly incorporated into any projections of long-term cash flows.
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
■that the growth rates and projected cash flows, used in assessing whether our goodwill and indefinite-life intangibles are impaired, are consistent with our climate-
related risk assumptions and the actions we are taking to mitigate against those risks; and
■that the useful lives of our property, plant and equipment are appropriate given the potential physical and obsolescence risks associated with climate change and the actions we are taking to mitigate against those risks.
In addition, it should be noted that climate-related risks could affect the financial position of our defined benefit pension plan assets. The Trustees operate diversified investment strategies and are continuously assessing investment risks. The Trustees consider climate risk as one of the key investment risks and are continually evolving their investments to lower the overall climate risk.
From our review of key financial statement areas, including impairment assessments, cash flow forecasts and asset valuations, we have not identified any material impact on financial reporting judgements or estimates as at 31
December 2025. Based on the Group’s overall financial position, its exposure to principal risks which include climate change, and its future business forecasts, the Group is well placed to manage these risks and meet its obligations.
Consequently, we have not identified any significant impact from climate‑related risks on the Group’s going concern assessment or on its viability over the next three years.
For many years, Unilever has driven an ambitious sustainability agenda. In 2024, we launched an updated business strategy focusing on resource allocation, accelerating long-term priorities and delivering systemic impact. Delivery of our strategy is supported by our Climate Transition Action Plan (CTAP), which outlines our mitigation, adaptation and advocacy actions to address climate-
related risks. The CTAP is being reviewed in 2026 as a result the demerger of Ice
Cream and to consider impacts beyond 2030. The costs and benefits of existing actions are embedded into the cost structures of the Business Groups and therefore are not all separately identifiable. None of these actions have significantly impacted the value of the Group’s assets or their useful lives, and while there is still much to do, our aim is to continue to reduce our exposure to climate-related risks without impacting the value of the Group’s assets. However, we recognise that the climate emergency is intensifying, with scientific consensus indicating that the 1.5°C threshold has now been reached, and that governments are responding with increasingly urgent and science-aligned policy targets. We will continue to closely monitor evolving regulatory developments and assess any resulting implications on the valuations of our assets and liabilities in future years.
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
The following estimate is considered by management to have the most significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year:
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
Management uses judgement to assess the recoverability of tax assets such as whether there will be sufficient future taxable profits to utilise losses. See note 6B.
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
■Non-cash distribution to owners – the demerger of the Ice Cream business was executed through a distribution of shares in The Magnum Ice Cream Company
(TMICC) to Unilever shareholders on 6 December 2025. A liability for the non-cash distribution was recognised when the distribution was authorised and no longer at the Group’s discretion, measured at the fair value of the assets to be distributed at that date. The distribution was settled on completion of the demerger, at which point the disposal group was derecognised. Judgement was required in determining the fair value of the Ice Cream business at the distribution date for the purpose of recognising the non-cash dividend in accordance with IFRIC 17
Distributions of Non-cash Assets to Owners. Management determined fair value with reference to the TMICC share price over a five-day period following listing.
The resulting non-cash gain is recognised within profit or loss, within the result from discontinued operations. See note 21.
■Accounting for the retained stake in TMICC – management applied judgement in determining that Unilever does not hold significant influence over TMICC, and therefore TMICC is not an associate requiring accounting under the equity method.
Whilst it is presumed that significant influence does not exist with a holding of less than 20 percent, careful consideration was given to the representation of Unilever on the board of TMICC, and material ongoing transactions between Unilever and
TMICC.

Financial Statements	Unilever Annual Report on Form 20-F 2025	135

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
ACCOUNTING DEVELOPMENTS ADOPTED BY THE GROUP
Recent accounting developments adopted by the Group
All new standards or amendments issued by the IASB and UK Endorsement Board that were effective by 1 January 2025, were either not applicable or not material to the Group.
New standards, amendments and interpretations of existing standards that are not yet effective and have not been early adopted by the Group
The following standards have been released but are not yet adopted by the Group. The Group is currently assessing their impact on the financial results and position of the Group.

Applicable standard	Key requirements or changes in accounting policy
Amendments to IFRS 9 and IFRS 7 ‘The Classification and Measurement of Financial instruments’ Effective from 1 January 2026
In May 2024, the International Accounting Standards Board (IASB) amended IFRS 7 and IFRS 9, which includes clarifications on recognition and derecognition dates of certain financial assets and liabilities, including exceptions for liabilities settled through electronic cash transfer systems.

IFRS 18 Presentation and Disclosure in Financial Statements Effective 1 January 2027
IFRS 18 will replace IAS 1 Presentation of Financial Statements. The amendment impacts presentation and disclosure of the consolidated income statement with new defined categories being operating, investing and financing to provide a consistent structure.
Disclosures about Management-defined Performance Measures (MPMs) (i.e. certain non-GAAP measures) will have to be disclosed in the financial statement with reconciliations to GAAP measures. The new standard will also provide guidance on grouping of information (aggregation/disaggregation).
The Group has commenced its assessment of IFRS 18 Presentation and Disclosure in Financial Statements (effective 1 January
2027), with the main impacts expected on the presentation of the consolidated income statement and the disclosure of
Management Performance Measures. The standard will be applied from its mandatory effective date of 1 January 2027. Final impact assessment and transition activities will take place during 2026.

All other new standards or amendments that are not yet effective that have been issued by the IASB are not applicable or material to Unilever.

136	Unilever Annual Report on Form 20-F 2025	Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP

2. Segment information

Segmental reporting
Following the demerger of the Ice Cream business, the Group’s operating and reportable segments are the four Business Groups of Beauty & Wellbeing, Personal
Care, Home Care and Foods (previously reported as Nutrition). The segmental disclosure provided is consistent with information reviewed by our chief operating decision-maker, the Unilever Leadership Executive.

Beauty & Wellbeing	■primarily sales of hair care (shampoo, conditioner, styling), skin care (face, hand and body moisturisers), and includes Prestige Beauty and Wellbeing.
Personal Care	■primarily sales of skin cleansing (soap, shower), deodorant and oral care (toothpaste, toothbrush, mouthwash) products.
Home Care	■primarily sales of fabric care (washing powders and liquids, rinse conditioners) and a wide range of home and hygiene cleaning products.
Foods (previously Nutrition)	■primarily sales of cooking aids & mini-meals (soups, bouillons, seasonings), condiments (mayonnaise, ketchup) and Unilever Food Solutions.
Revenue
Turnover comprises sales of goods after the deduction of discounts, sales taxes and estimated returns. It does not include sales between group companies.
Discounts given by Unilever include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs, and are based on the contractual arrangements with each customer. Discounts can either be immediately deducted from the sales value on the invoice or off-invoice and settled later through credit notes when the precise amounts are known. Amounts provided for discounts at the end of a period require estimation; historical data and accumulated experience are used to assess the provision using the most likely amount method and in most instances, the discount can be recognised using known facts with a high level of accuracy. Any differences between actual amounts settled and the amounts provided are recognised in the subsequent reporting period and are not material year-on-year. Rebate accruals, representing the unsettled portion of variable consideration due back to customers not yet invoiced, totalled €3,481 million at 31 December 2025 (2024: €3,815 million; 2023: €3,816 million).
Customer contracts generally contain a single performance obligation and turnover is recognised when control of the products being sold has transferred to our customer, as there are no longer any unfulfilled obligations to the customer. This is generally on delivery to the customer but depending on individual customer terms, this can be at the time of dispatch, delivery or upon formal customer acceptance. This is considered the appropriate point where the performance obligations in our contracts are satisfied as Unilever no longer has control over the inventory.
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

Our segments are comprised of similar product categories. 8 categories (2024: 8; 2023: 8) individually accounted for 5% or more of our revenue in one or more of the last three years. The following table shows the relevant contribution of these categories to Group revenue for the periods shown:

Category	Segment	2025	2024(a)	2023(a)
Fabric	Home Care	17%	17%	18%
Hair Care	Beauty & Wellbeing	12%	12%	12%
Skin Cleansing	Personal Care	12%	12%	12%
Cooking Aids*	Foods	12%	12%	11%
Deodorant	Personal Care	11%	11%	10%
Condiments*	Foods	8%	8%	8%
Skin Care	Beauty & Wellbeing	8%	8%	8%
Home & Hygiene	Home Care	5%	5%	5%
Other		15%	15%	16%
(a)The 2024 and 2023 comparatives have been restated from those previously published to reflect the demerger of our Ice Cream business (see note 21).
*        Cooking Aids previously reported as Scratch Cooking Aids; Condiments previously reported as Dressings.

Financial Statements	Unilever Annual Report on Form 20-F 2025	137

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
2. SEGMENT INFORMATION continued
The Group operating segment information is provided based on four product areas: Beauty & Wellbeing, Personal Care, Home Care and Foods.

	Notes	€ million Beauty & Wellbeing	€ million Personal Care	€ million Home Care	€ million Foods	€ million Total
2025
Turnover		12,848	13,161	11,565	12,929	50,503
Operating profit	3	2,077	2,700	1,512	2,748	9,037
Non-underlying items(b)		394	273	206	174	1,047
Underlying operating profit		2,471	2,973	1,718	2,922	10,084
Share of net profit/(loss) of joint ventures and associates		5	8	8	224	245
Significant non-cash charges:
Within underlying operating profit:
Depreciation and amortisation		293	386	296	335	1,310
Share-based compensation and other non-cash charges(c)		83	142	82	90	397
Within non-underlying items:
Impairment and other non-cash charges(d)		54	72	18	17	161
2024(a)
Turnover		13,157	13,618	12,352	13,352	52,479
Operating profit	3	1,970	2,739	1,521	2,599	8,829
Non-underlying items(b)		582	275	264	248	1,369
Underlying operating profit		2,552	3,014	1,785	2,847	10,198
Share of net profit/(loss) of joint ventures and associates		3	5	6	236	250
Significant non-cash charges:
Within underlying operating profit:
Depreciation and amortisation		271	362	286	318	1,237
Share-based compensation and other non-cash charges(c)		111	113	100	105	429
Within non-underlying items:
Impairment and other non-cash charges(d)		65	75	195	105	440
2023(a)
Turnover		12,466	13,829	12,181	13,204	51,680
Operating profit	3	2,209	2,957	1,419	2,413	8,998
Non-underlying items(b)		122	(165)	77	47	81
Underlying operating profit		2,331	2,792	1,496	2,460	9,079
Share of net profit/(loss) of joint ventures and associates		1	3	3	221	228
Significant non-cash charges:
Within underlying operating profit:
Depreciation and amortisation		257	328	279	283	1,147
Share-based compensation and other non-cash charges(c)		73	87	64	89	313
Within non-underlying items:
Impairment and other non-cash charges(d)		(6)	4	(40)	(18)	(60)
(a)The 2024 and 2023 comparatives have been restated from those previously published to reflect the demerger of our Ice Cream business (see note 21).
(b)Non-underlying items include (loss)/gain on disposal of group companies, impairment, restructuring costs, acquisition and disposal-related costs and other one-off items classified separately due to their nature and/or frequency of occurrence (see note 3).
(c)Other non-cash charges within underlying operating profit include movements in provisions from underlying activities, excluding movements arising from non-underlying activities.
(d)Other non-cash charges within non-underlying items includes movements in restructuring provisions and movements in certain legal provisions.

138	Unilever Annual Report on Form 20-F 2025	Financial Statements

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
countries are:

	€ million United Kingdom	€ million United States	€ million India	€ million Others	€ million Total
2025
Turnover	2,226	10,497	6,217	31,563	50,503
Non-current assets(b)	3,575	16,807	5,444	18,906	44,732
2024
Turnover(a)	2,202	10,393	6,492	33,392	52,479
Non-current assets(b)	3,830	19,715	6,700	23,296	53,541
2023
Turnover(a)	2,106	10,315	6,516	32,743	51,680
Non-current assets(b)	3,567	18,205	6,436	22,876	51,084
(a)The 2024 and 2023 comparatives have been restated from those previously published to reflect the demerger of our Ice Cream business (see note 21).
(b)For the purpose of this table, non-current assets include goodwill, intangible assets, property, plant and equipment and other non-current assets as shown on the consolidated balance sheet. Goodwill is attributed to countries where acquired business operated at the time of acquisition; all other assets are attributed to the countries where they were acquired.
No other country had turnover or non-current assets (as shown above) greater than 10% of the Group total.
ADDITIONAL INFORMATION BY GEOGRAPHIES
Although the Group’s operations are managed by product area, we provide additional turnover information based on geographies.

	€ million 2025	€ million 2024(a)	€ million 2023(a)
Asia Pacific Africa	22,427	23,448	23,805
The Americas(b)	18,622	19,605	18,799
Europe	9,454	9,426	9,076
Total	50,503	52,479	51,680
(a)The 2024 and 2023 comparatives have been restated from those previously published to reflect the demerger of our Ice Cream business (see note 21).
(b)Americas sales in North America were €11,220 million (2024: €11,140 million; 2023: €11,065 million) and in Latin America were €7,402 million (2024: €8,465 million; 2023: €7,732 million).
The Group’s turnover classified by markets is:

	€ million 2025	€ million 2024(a)	€ million 2023(a)
Emerging markets	30,008	32,033	31,570
Developed markets	20,495	20,446	20,110
(a)The 2024 and 2023 comparatives have been restated from those previously published to reflect the demerger of our Ice Cream business (see note 21).
Transactions between the Unilever Group’s geographical regions are immaterial and are carried out on an arm’s length basis.

Financial Statements	Unilever Annual Report on Form 20-F 2025	139

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
(vii) Gains or losses from the disposal of group companies
Gains or losses from the disposal of group companies which arise from business disposal projects.
(viii) Others
Other approved one-off items are those additional matters considered by management to be significant and outside the course of normal operations.

	€ million 2025	€ million 2024(a)	€ million 2023(a)
Turnover	50,503	52,479	51,680
Cost of sales	(26,794)	(27,976)	(29,180)
of which:
Distribution costs	(2,704)	(2,649)	(2,716)
Production costs	(2,972)	(3,064)	(2,972)
Raw and packaging materials and goods purchased for resale	(19,643)	(20,781)	(21,996)
Other	(1,476)	(1,482)	(1,495)
Gross profit	23,709	24,503	22,500
Selling and administrative expenses	(13,624)	(14,305)	(13,421)
of which:
Brand and marketing investment	(8,142)	(8,378)	(7,563)
Overheads	(5,482)	(5,928)	(5,858)
of which: Research and development(b)	(836)	(892)	(853)
(Loss)/gain on disposal of group companies(c)	(36)	(229)	491
Acquisition and disposal-related costs(d)	(288)	(293)	(222)
Restructuring costs(e)	(599)	(710)	(425)
Impairments(f)	(43)	(134)	–
Other(g)	(81)	(3)	75
Operating profit	9,037	8,829	8,998
(a)The 2024 and 2023 comparatives have been restated from those previously published to reflect the demerger of our Ice Cream business (see note 21).
(b)Research and development costs include patent costs of €24 million in 2025. The patent costs for 2024 and 2023 were €26 million and €27 million respectively.
(c)2025 net loss arises from the disposals of The Vegetarian Butcher and Kate Somerville, partially offset by gain on Conimex disposal. 2024 net loss related to the disposals of our Russian business, Elida Beauty, Pureit and Qinyuan. 2023 includes a gain of €497 million related to Suave.
(d)2025 includes a charge of €98 million (2024: €225 million, 2023: €€104 million) relating to the revaluation of the minority interest liability of Nutrafol and OZiva, and €91 million related to the Ice Cream separation.
(e)In 2024, we announced the launch of a company-wide productivity programme to support margin improvement through specific interventions. The majority of the costs incurred that relate to the productivity programme were for redundancy and are recognised as restructuring in line with our policy. The remaining costs comprise technology and supply chain projects.
(f)2025 includes an impairment charge of €42 million relating to REN. 2024 includes an impairment charge of €127 million relating to Blueair, an air purification business.
(g)2025 includes a charge for the settlement of cases reached during the year with plaintiff law firms, and an estimated amount for potential future claims relating to litigation arising from products which are no longer manufactured and sold by the Group.
Exchange gain/(loss) within operating costs in 2025 is €(123) million (2024: €20 million; 2023: €(236) million).

140	Unilever Annual Report on Form 20-F 2025	Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
4. Employees
4A. STAFF AND MANAGEMENT COSTS

Staff costs	€ million 2025	€ million 2024	€ million 2023
Wages and salaries	(5,433)	(5,852)	(5,722)
Social security costs	(594)	(640)	(591)
Other pension costs	(333)	(339)	(348)
Share-based compensation costs	(284)	(324)	(212)
	(6,644)	(7,155)	(6,873)
2025 Staff costs include €925 million (2024: €1,013 million, 2023: €987 million) in relation to discontinued operations.

Average number of employees during the year(a)	'000 2025	'000 2024	'000 2023
Asia Pacific Africa	51	54	56
The Americas	30	31	32
Europe	19	20	20
Total continuing operations	100	105	108
Discontinued operations	18	20	20
Total	118	125	128
(a)The reduction in the average number of employees is primarily attributable to the demerger of the Ice Cream operations, the productivity program, and the sale of the Russia business in
2024.

Key management compensation	€ million 2025(a)	€ million 2024(a)	€ million 2023(a)
Salaries and short-term employee benefits	(37)	(44)	(41)
Share-based benefits(b)	(21)	(19)	(13)
	(58)	(63)	(54)
Of which: Executive Directors	(9)	(14)	(13)
Other(c)	(49)	(49)	(41)

Non-Executive Directors’ fees	(2)	(2)	(2)
	(60)	(65)	(56)
(a)Includes compensation for total Unilever
(b)Share-based benefits are expenses recognised for the period. Share-based benefit compensation on a vesting basis is €16 million (2024: €13 million; 2023: €8 million).
(c)Other includes all members of the Unilever Leadership Executive, other than Executive Directors.
Key management are defined as the members of Unilever Leadership Executive (ULE) and the Non-Executive Directors. Compensation for ULE members is pro-
rated based on time actively spent in a ULE role. In addition to the above, €3 million was recognised in 2025 relating to members of the ULE who have left, or where it has been announced that they will leave during the year.

Financial Statements	Unilever Annual Report on Form 20-F 2025	141

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

Description of plans
The Group increasingly operates a number of defined contribution plans, the assets of which are held in external funds. In certain countries, the Group operates defined benefit pension plans based on employee pensionable remuneration and length of service. The majority of defined benefit plans are either career average, final salary or hybrid plans and operate on a funded basis with assets held in external funds. Benefits are determined by the plan rules and are linked to inflation in some countries. Our largest plans are in the UK and the Netherlands. In the UK, we operate a career average defined benefit plan (with a salary limit for benefit accrual), which is closed to new entrants from October 2021, and a defined contribution plan. In the Netherlands, we operate a collective defined contribution plan for all new benefit accrual and a closed career average defined benefit plan for benefits built up to April 2015.
The Group also provides other post-employment benefits, mainly post-employment healthcare plans in the US, closed to new entrants from January 2014. These plans are predominantly unfunded.
Governance
The majority of the Group’s externally funded plans are established as trusts, foundations or similar entities. The operation of these entities is governed by local regulations and practice in each country, as is the nature of the relationship between the Group and the Trustees (or equivalent) and their composition. Where
Trustees (or equivalent) are in place to operate plans, they are generally required to act on behalf of the plan’s stakeholders. They are tasked with periodic reviews of the solvency of the plan in accordance with local legislation and play a role in the long-term investment and funding strategy. The Group also has an internal body, the
Pensions Committee, that is responsible for setting the company’s policies and decision-making on plan matters, including but not limited to design, funding, investments, actuarial risk management and governance.
Investment strategy
The Group’s investment strategy in respect of its funded plans is implemented within the framework of the various statutory requirements of the territories where the plans are based. The Group has developed policy guidelines for the allocation of assets to different classes with the objective of controlling risk and maintaining the right balance between risk and long-term returns in order to limit the cost to the Group of the benefits provided. The investment strategy is governed through the
Pensions Committee. To achieve this, investments are diversified, such that the failure of any single investment should not have a material impact on the overall level of assets. The plans expose the Group to a number of actuarial risks such as investment risk, interest rate risk, longevity risk and, in certain countries, inflation risk.
There are no unusual entity or material plan-specific risks to the Group. The plans invest a small proportion of assets in equities and, for risk control, a major proportion in liability matching assets (bonds). There are also investments in property and other alternative assets; additionally, the Group uses derivatives to further mitigate the impact of the risks outlined above. However, the portfolio leverage is relatively low. The majority of assets are managed by a number of external fund managers. Unilever has a pooled investment vehicle (Univest), which it believes offers its pension plans around the world a simplified externally managed investment vehicle to implement their strategic asset allocation models, currently for bonds, equities and alternative assets. The aim is to provide high-quality, well-diversified, cost-effective, risk-controlled vehicles. The pension plans’ investments for the major plans are overseen by Unilever’s internal investment company, the Univest
Company.
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

	31 December 2025		31 December 2024
	Defined benefit pension plans	Other post- employment benefit plans	Defined benefit pension plans	Other post- employment benefit plans
Discount rate	5.1%	6.3%	4.8%	6.3%
Inflation	2.6%	n/a	2.8%	n/a
Rate of increase in salaries	3.3%	3.0%	3.4%	3.0%
Rate of increase for pensions in payment (where provided)	2.5%	n/a	2.5%	n/a
Rate of increase for pensions in deferment (where provided)	2.6%	n/a	2.8%	n/a
Long-term medical cost inflation	n/a	5.6%	n/a	5.7%
For the most material other post-employment benefit plan in the US, a higher initial level of medical cost inflation is assumed which falls from the initial rate of 7.5% to the long-term rate of 5% after 10 years.

142	Unilever Annual Report on Form 20-F 2025	Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
4B. PENSIONS AND SIMILAR OBLIGATIONS continued
For the UK and Netherlands pension plans, representing approximately 69% of all defined benefit pension liabilities, the assumptions of principal defined benefit pension plans used at 31 December 2025 and 2024 were:

	United Kingdom		Netherlands
	2025	2024	2025	2024
Discount rate	5.6%	5.6%	4.2%	3.4%
Inflation	2.9%	3.1%	2.0%	2.0%
Rate of increase in salaries	3.6%	3.8%	2.5%	2.5%
Rate of increase for pensions in payment (where provided)	2.8%	2.9%	2.0%	2.0%
Rate of increase for pensions in deferment (where provided)	2.6%	2.9%	2.0%	2.0%
Number of years a current pensioner is expected to live beyond age 65:
Men	21.5	21.5	22.1	22.0
Women	23.2	23.1	24.3	24.2
Number of years a future pensioner currently aged 45 is expected to live beyond age 65:
Men	22.6	22.5	24.1	24.0
Women	24.4	24.3	26.3	26.2
Demographic assumptions, such as mortality rates, are set having regard to the latest trends in life expectancy (including expectations of future improvements), plan experience and other relevant data. These assumptions are reviewed and updated as necessary as part of the periodic actuarial valuation of the pension plans. The years of life expectancy for 2025 above have been translated from the following tables:
Largest UK plan: Standard life expectancy tables Series S3, adjusted to reflect the experience of our plan members analysed as part of the 2022 actuarial valuation.
Future improvements in longevity have been allowed for in line with the core CMI 2022 Mortality Projections Model with a 1.0% p.a. long-term improvement rate.
Largest Netherlands plan: The Dutch Actuarial Society’s AG Prognosetafel 2024 table is used with correction factors (2024) to allow for the typically longer life expectancy for fund members relative to the general population. This table has an in-built allowance for future improvements in longevity.
The impact from changes to the assumptions of the remaining defined benefit plans are considered immaterial. Their assumptions vary due to a number of factors including the currency and long-term economic conditions of the countries where they are situated.
Income statement
The charge to the income statement comprises:

	Notes	€ million 2025	€ million 2024(a)	€ million 2023(a)
Charged to operating profit:
Defined benefit pension and other benefit plans:
Gross service cost		(154)	(168)	(119)
Employee contributions		32	36	10
Special termination benefits		(5)	(5)	(14)
Past service cost including (losses)/gains on curtailments(b)		18	32	3
Settlements		11	5	2
Defined contribution plans		(196)	(197)	(186)
Total operating cost	4A	(294)	(297)	(304)
Finance income/(cost)(c)	5	123	83	121
Net impact on the income statement (before tax)		(171)	(214)	(183)
(a)The 2024 and 2023 comparatives have been restated from those previously published to reflect the demerger of our Ice Cream business (see note 21).
(b)This includes €28 million credit in the UK in 2024 due to the removal of a discretionary administration practice.
(c)This includes the impact of asset ceiling on interest.
Statement of comprehensive income
Amounts recognised in the statement of comprehensive income on the remeasurement of the surplus/(deficit).

	€ million 2025	€ million 2024(a)	€ million 2023(a)
Return on plan assets excluding amounts included in net finance income/(cost)	(196)	(653)	87
Change in asset ceiling excluding amounts included in finance cost	(19)	(37)	(5)
Actuarial gains/(losses) arising from changes in demographic assumptions	(12)	23	98
Actuarial gains/(losses) arising from changes in financial assumptions	574	880	(544)
Experience gains/(losses) arising on pension plan and other benefit plan liabilities	(128)	58	(386)
Total of defined benefit costs recognised in other comprehensive income	219	271	(750)
(a)The 2024 and 2023 comparatives have been restated from those previously published to reflect the demerger of our Ice Cream business (see note 21).

Financial Statements	Unilever Annual Report on Form 20-F 2025	143

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
4B. PENSIONS AND SIMILAR OBLIGATIONS continued
Balance sheet
The assets, liabilities and surplus/(deficit) position of the pension and other post-employment benefit plans at the balance sheet date were:

	€ million 2025		€ million 2024
	Pension plans	Other post- employment benefit plans	Pension plans	Other post- employment benefit plans
Fair value of assets	18,050	1	19,867	2
Present value of liabilities	(13,934)	(282)	(16,259)	(345)
Computed surplus/(deficit)	4,116	(281)	3,608	(343)
Irrecoverable surplus(a)	(317)	–	(295)	–
Surplus/(deficit)	3,799	(281)	3,313	(343)
Of which in respect of:
Funded plans in surplus:
Liabilities	(12,969)	–	(12,909)	–
Assets	17,748	–	17,368	–
Aggregate surplus	4,779	–	4,459	–
Irrecoverable surplus(a)	(317)	–	(295)	–
Surplus/(deficit)	4,462	–	4,164	–
Funded plans in deficit:
Liabilities	(368)	(35)	(2,633)	(41)
Assets	302	1	2,499	2
Surplus/(deficit)	(66)	(34)	(134)	(39)
Unfunded plans:
Pension liabilities	(597)	(247)	(717)	(304)
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
disclosure.
Movements in assets during the year:

	€ million UK	€ million Netherlands	€ million Rest of world	€ million 2025 Total	€ million UK	€ million Netherlands	€ million Rest of world	€ million 2024 Total
1 January fair value of assets	8,132	5,595	6,142	19,869	8,679	5,514	5,985	20,178
1 January irrecoverable surplus	–	–	(295)	(295)	–	–	(255)	(255)
1 January (after irrecoverable surplus)	8,132	5,595	5,847	19,574	8,679	5,514	5,730	19,923
Employee contributions	–	–	33	33	–	–	37	37
Settlements(a)	–	–	(169)	(169)	–	–	–	–
Actual return on plan assets (excluding amounts in net finance income/charge)	(113)	(156)	95	(174)	(894)	194	99	(601)
Change in asset ceiling excluding amounts included in interest expenses	–	–	(21)	(21)	–	–	(38)	(38)
Interest income(b)	428	187	257	872	407	174	273	854
Employer contributions(c)	49	(108)	267	208	47	(106)	256	197
Benefit payments	(498)	(182)	(538)	(1,218)	(492)	(181)	(535)	(1,208)
Other(d)	–	–	(771)	(771)	–	–	(13)	(13)
Currency retranslation	(392)	–	(208)	(600)	385	–	38	423
31 December (after irrecoverable surplus)	7,606	5,336	4,792	17,734	8,132	5,595	5,847	19,574
31 December irrecoverable surplus	–	–	(317)	(317)	–	–	(295)	(295)
31 December fair value of assets	7,606	5,336	5,109	18,051	8,132	5,595	6,142	19,869
(a)Settlements mainly represent the contract that US UNICare Retirement Plan has entered into with a third-party insurance company to settle €150 million of pensioner liabilities for the price of €143 million paid from pension plan assets.
(b)This includes the impact of asset ceiling on interest.
(c)The Group received a partial refund of €115 million and €118 million from the Netherlands Plan respectively in 2024 and 2025, per a formal agreement with the Plan allowing a return of surplus provided specific funding conditions are satisfied.
(d)The majority of ’Other’ during 2025 is explained by disposal of pension assets with the demerger of The Magnum Ice Cream Company.

144	Unilever Annual Report on Form 20-F 2025	Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
4B. PENSIONS AND SIMILAR OBLIGATIONS continued
Movements in liabilities during the year:

	€ million UK	€ million Netherlands	€ million Rest of world	€ million 2025 Total	€ million UK	€ million Netherlands	€ million Rest of world	€ million 2024 Total
1 January	(6,782)	(3,653)	(6,169)	(16,604)	(7,250)	(4,031)	(6,241)	(17,522)
Gross service cost	(47)	(3)	(112)	(162)	(51)	(4)	(123)	(178)
Special termination benefits	–	–	(5)	(5)	–	–	(5)	(5)
Past service costs including losses/(gains) on curtailments	6	1	10	17	27	–	5	32
Settlements(a)	–	–	180	180	–	–	5	5
Interest cost	(354)	(121)	(283)	(758)	(337)	(126)	(320)	(783)
Actuarial gain/(loss) arising from changes in demographic assumptions	–	(8)	(4)	(12)	3	13	10	26
Actuarial gain/(loss) arising from changes in financial assumptions	121	363	134	618	675	160	68	903
Actuarial gain/(loss) arising from experience adjustments	(167)	(17)	59	(125)	(14)	154	(112)	28
Benefit payments	498	182	538	1,218	492	181	535	1,208
Other(b)	1	1	779	781	–	–	33	33
Currency retranslation	324	–	312	636	(327)	–	(24)	(351)
31 December	(6,400)	(3,255)	(4,561)	(14,216)	(6,782)	(3,653)	(6,169)	(16,604)
(a)Settlements mainly represent the contract that US UNICare Retirement Plan has entered into with a third-party insurance company to settle €150 million of pensioner liabilities for the price of €143 million paid from pension plan assets.
(b)The majority of ’Other’ during 2025 is explained by disposal of pension liabilities with the demerger of The Magnum Ice Cream Company.
Movements in (deficit)/surplus during the year:

	€ million UK	€ million Netherlands	€ million Rest of world	€ million 2025 Total	€ million UK	€ million Netherlands	€ million Rest of world	€ million 2024 Total
1 January	1,350	1,942	(322)	2,970	1,429	1,483	(511)	2,401
Gross service cost	(47)	(3)	(112)	(162)	(51)	(4)	(123)	(178)
Employee contributions	–	–	33	33	–	–	37	37
Special termination benefits	–	–	(5)	(5)	–	–	(5)	(5)
Past service costs including losses/(gains) on curtailments	6	1	10	17	27	–	5	32
Settlements	–	–	11	11	–	–	5	5
Actual return on plan assets (excluding amounts in net finance income/charge)	(113)	(156)	95	(174)	(894)	194	99	(601)
Change in asset ceiling excluding amounts included in interest expenses	–	–	(21)	(21)	–	–	(38)	(38)
Interest cost	(354)	(121)	(283)	(758)	(337)	(126)	(320)	(783)
Interest income(a)	428	187	257	872	407	174	273	854
Actuarial gain/(loss) arising from changes in demographic assumptions	–	(8)	(4)	(12)	3	13	10	26
Actuarial gain/(loss) arising from changes in financial assumptions	121	363	134	618	675	160	68	903
Actuarial gain/(loss) arising from experience adjustments	(167)	(17)	59	(125)	(14)	154	(112)	28
Employer contributions(b)	49	(108)	267	208	47	(106)	256	197
Benefit payments	–	–	–	–	–	–	–	–
Other	1	1	8	10	–	–	20	20
Currency retranslation	(68)	–	104	36	58	–	14	72
31 December	1,206	2,081	231	3,518	1,350	1,942	(322)	2,970
(a)This includes the impact of asset ceiling on interest.
(b)The Group received a partial refund of €115 million and €118 million from the Netherlands Plan respectively in 2024 and 2025, per a formal agreement with the Plan allowing a return of surplus provided specific funding conditions are satisfied.
The actual return on recognised plan assets during 2025 was €698 million, being €(174) million of asset returns and €872 million of interest income shown in the tables above (2024: €253 million).
The Magnum Ice Cream Company (’TMICC’) formed a significant proportion of Unilever Group’s business in Germany and Turkey. Accordingly, a fair proportion of pension liability obligations have been transferred to TMICC. The liabilities that have been transferred cover the accrued obligations and all associated employment and ancillary agreements in relation to relevant former Group employees. These transfers occurred in addition to the transfer of similar liabilities by operation of law.
In Germany, liability transfer was accompanied by a transfer of a fair proportion of assets. Liabilities transferred in Turkey were unfunded. Transfers in other countries were less material and were due to operation of law, or due to mandatory requirements, or on other occasions, as an effective and reasonable way to transfer employee accrued rights. A small number of TMICC-only plans transferred along with the relevant legal entities.
We transferred liabilities for former employees in Germany to TMICC. This creates a 10-year co-liability for Unilever which would crystallise if TMICC had insufficient assets to cover the liability. However, we assess that the likelihood of this liability creating an outflow for Unilever to be remote because the related pension assets for these employees transferred to TMICC are held in a newly established Contractual Trust Arrangement (CTA) with Fidelity during 2025.

Financial Statements	Unilever Annual Report on Form 20-F 2025	145

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
4B. PENSIONS AND SIMILAR OBLIGATIONS continued
Movements in irrecoverable surplus during the year:

	€ million UK	€ million Netherlands	€ million Rest of world	€ million 2025 Total	€ million UK	€ million Netherlands	€ million Rest of world	€ million 2024 Total
1 January	–	–	(295)	(295)	–	–	(255)	(255)
Interest income	–	–	(6)	(6)	–	–	(7)	(7)
Change in irrecoverable surplus in excess of interest	–	–	(21)	(21)	–	–	(38)	(38)
Currency retranslations	–	–	5	5	–	–	5	5
31 December	–	–	(317)	(317)	–	–	(295)	(295)
The duration of the principal defined benefit plan liabilities (representing 95% of total pension liabilities and other post-employment benefit liabilities) and the split of liabilities between different categories of plan participants are:

	UK	Netherlands	Rest of world(a)	2025 Total	UK	Netherlands	Rest of world(a)	2024 Total
Duration (years)	12	13	9	0 to 21	12	14	10	0 to 23
Active members	6%	5%	24%	11%	8%	7%	23%	13%
Deferred members	28%	37%	16%	27%	30%	38%	15%	27%
Retired members	66%	58%	60%	62%	62%	55%	62%	60%
(a)Rest of world numbers shown are weighted averages by liabilities.
Plan assets
The group of plans within ‘Rest of world’ category in the tables below are not materially different with respect to their risks that would require disaggregated disclosure.

	€ million 31 December 2025				€ million 31 December 2024
	UK	Netherlands	Rest of world	2025 Total	UK	Netherlands	Rest of world	2024 Total
Total Pension Plans Assets	7,606	5,336	5,108	18,050	8,132	5,595	6,140	19,867
Equities Total	188	755	665	1,608	214	1,176	1,106	2,496
– Europe	37	98	226	361	37	148	346	531
– North America	109	441	275	825	128	746	525	1,399
– Other	42	216	164	422	49	282	235	566
Fixed Income Total	5,815	3,893	3,212	12,920	6,228	3,627	3,763	13,618
– Government bonds	4,021	1,771	1,731	7,523	4,296	1,460	1,814	7,570
– Investment grade corporate bonds	875	666	1,010	2,551	895	648	1,296	2,839
– Other Fixed Income	919	1,456	471	2,846	1,037	1,519	653	3,209
Derivatives	20	(93)	(15)	(88)	(239)	90	–	(149)
Private Equity	655	113	39	807	617	105	32	754
Property and Real Estate	551	353	383	1,287	749	370	433	1,552
Hedge Funds	119	–	76	195	123	–	75	198
Other	258	315	433	1,006	440	227	404	1,071
Other Pension Plans	–	–	315	315	–	–	327	327
Other Post-Employment Benefit Plans Assets	–	–	1	1	–	–	2	2
Total Assets	7,606	5,336	5,109	18,051	8,132	5,595	6,142	19,869
The fair values of the above equity and fixed income instruments are determined based on quoted market prices in active markets. The fair value of private equity, properties, derivatives and hedge funds are not based on quoted market prices in active markets. Properties are externally and independently appraised on the basis of an open market value per professional market standards. The value of an investment holding in a property fund is typically the net asset value as provided to an investor. For assets held in pooled investment vehicles, these have been presented based on the nature of the underlying holdings. The vehicle itself may not have a quoted value in an active market. The Group uses derivatives and other instruments to hedge some of its exposure to inflation and interest rate risk – the degree of this hedging of liabilities was over 100% for both interest rate and inflation for the UK plan and approximately 95% for interest rate and 20% for inflation for the
Netherlands plan at year end. The fixed income instruments contain €1.4 billion (2024: €0.5 billion) of liabilities in respect of short-term repurchase agreements where the underlying collaterals are fixed income instruments, which do not have a quoted price in an active market. Foreign currency exposures, in part, are also hedged by the use of forward foreign exchange contracts. Assets included in the Other category are cash and insurance contracts which are also unquoted assets. Cash is the largest component (€603 million).
No Unilever securities were held at 31 December 2024. At 31 December 2025, €0.2 million (0.001% of total plan assets) of Unilever securities were held. Property includes property occupied by Unilever amounting to €9 million at 31 December 2025, compared with €98 million at 31 December 2024, when a larger proportion of the property portfolio was occupied.
The pension assets above exclude the assets in a Special Benefits Trust amounting to €23 million (2024: €30 million) to fund pension and similar obligations in the
US (see also note 17A on page 174).

146	Unilever Annual Report on Form 20-F 2025	Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
4B. PENSIONS AND SIMILAR OBLIGATIONS continued
Sensitivities
The sensitivity of the overall pension liabilities to changes in the weighted key assumptions are:

		Change in liabilities
	Change in assumption	UK	Netherlands	Total
Discount rate	Increase by 0.5%	(5)%	(6)%	(5)%
Inflation rate	Increase by 0.5%	4%	7%	4%
Life expectancy	Increase by 1 year	5%	4%	4%
Long-term medical cost inflation(a)	Increase by 1.0%	n/a	n/a	4%
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
company in respect of unfunded plans. The table below sets out these amounts:

	€ million 2026 Estimate	€ million 2025	€ million 2024(a)	€ million 2023(a)
Company contributions to funded plans:
Defined Benefit(b)	55	65	49	260
Defined Contribution	205	196	197	186
Benefits paid by the Company in respect of unfunded plans:
Defined Benefit	100	107	105	108
Group cash flow in respect of pensions and similar benefits	360	368	351	554
(a)The 2024 and 2023 comparatives have been restated from those previously published to reflect the demerger of our Ice Cream business (see note 21).
(b)The Group contributed a one-off contribution of $110 million into the US Pension Plan in 2023.
The Group received a partial refund of €115 million and €118 million from the Netherlands Plan respectively in 2024 and 2025, per a formal agreement with the Plan allowing a return of surplus provided specific funding conditions are satisfied. A further €115 million refund from the Netherlands Plan is due to be received in 2026.
Following conclusion of the 2022 triennial valuation of the UK pension fund, the Group, in agreement with the Trustees, implemented an updated Schedule of Contributions. Deficit contributions to this fund continue to be nil. The 2025 triennial valuation is in progress and has not been concluded as at 31 December 2025.
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

As at 31 December 2025, the Group had multiple share-based compensation plans to its employees including Executive Directors and Key Management.
The numbers in this note include shares awarded to key management as reported in note 4A on page 140. Non-Executive Directors do not participate in any of the share-based compensation plans.
The charge to income statement related to equity-settled share-based compensation plan is €284 million (2024: €324 million; 2023: €212 million). Of this amount, €29 million (2024: €32 million; 2023: €20 million) relates to discontinued operations.
SHARE PLANS
As at 31 December 2025, the Group has multiple share plans under which employees are granted Unilever PLC’s shares. The major share-based plans are explained below:
Performance Share Plans (PSP)
From 2021, under PSP scheme, Unilever’s managers receive annual awards of PLC shares. The awards vest between 0% and 200% of grant level based on the performance measures which are percentage business winning, cumulative free cash flow, underlying return on invested capital, Sustainability Progress Index for the
Group. The awards vest after 3 years. In 2024, the Group modified the PSP scheme to only eligible employees. The performance measures for PSP awards from
2024 are underlying sales growth, underlying return on invested capital, relative total shareholder return and Sustainability Progress Index.
Annual Share Plans (ASP)
From 2024, under the Annual Share Plan (ASP) award, eligible employees receive Unilever PLC shares which will vest after 3 years and are not subject to any performance conditions.
Management Co-Investment Plans (MCIP)
The MCIP allowed Unilever’s managers to invest up to 100% of their annual bonus (a minimum of 33% and maximum of 67% for Executive Directors) in shares of
Unilever PLC and to receive a corresponding award of performance-related shares. The awards vest between 0% and 200% of grant level based on the performance measures which are underlying sales growth, underlying EPS growth, return on invested capital and Sustainability Progress Index. The awards vest after 4 years.
MCIP awards were last granted in 2020 and vested in 2024.

Financial Statements	Unilever Annual Report on Form 20-F 2025	147

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
4C. SHARE-BASED COMPENSATION PLANS continued
A summary of the status of the above Share Plans as at 31 December 2025, 2024 and 2023 and changes during the years ended on these dates is presented below:

	2025 Number of shares	2024 Number of shares	2023 Number of shares
Outstanding at 1 January	19,112,255	21,329,938	17,923,890
Awarded	5,433,948	7,508,412	7,479,544
Vested	(6,413,314)	(6,296,695)	(2,021,439)
Forfeited	(2,504,504)	(3,429,400)	(2,052,057)
Outstanding at 31 December	15,628,385	19,112,255	21,329,938

	2025	2024	2023
Share award value information
Fair value per share award during the year	€52.20	€46.19	€45.71
SHARE OPTIONS
In the year 2024, Hindustan Unilever Limited (HUL) subsidiary of Unilever PLC announced ’HUL PSP’ scheme 2024. Under this scheme, specific eligible employees of HUL and its wholly owned subsidiaries are awarded with HUL share options. HUL PSP vesting to managers at higher work levels is based on underlying sales growth, underlying return on invested capital, relative total shareholder return and Sustainability Progress Index. These awards would vest 3 years post-grant date.

	2025		2024
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at 1 January	181,138	€0.01	–	€0.00
Awarded	221,727	€0.01	196,994	€0.01
Vested	–	€0.00	–	€0.00
Forfeited	(54,155)	€0.01	(15,856)	€0.01
Outstanding at 31 December	348,710	€0.01	181,138	€0.01
Summary of options outstanding:

	2025			2024
	Outstanding share options	Weighted average exercise price	Weighted remaining average contractual life	Outstanding share options	Weighted average exercise price	Weighted remaining average contractual life
HUL PSP share options	348,710	€0.01	20 months	181,138	€0.01	25 months
Additional information
At 31 December 2025, the employee benefit trust held 1,208,143 (2024: 1,776,250 adjusted for share consolidation) PLC shares and PLC and its subsidiaries held
314,912 (2024: 290,198 adjusted for share consolidation) of PLC shares as treasury shares in connection with share-based compensation plans. These shares are shown as deduction from other reserves.
The book value of €36 million (2024: €37 million) of the shares held by the trust and by Unilever PLC and its subsidiaries in respect of share-based compensation plans is eliminated on consolidation by deduction from other reserves. Their market value at 31 December 2025 was €85 million (2024: €127 million).
During the year ended 31 December 2025, Unilever completed the demerger of its Ice Cream business, effective 6 December 2025 (the ’Separation Date’). As part of this demerger, certain employees transferred from Unilever to the newly formed Ice Cream entities (TMICC). Employees who moved to TMICC held Unilever share-
based awards that were unvested as at the Separation Date. These awards will continue to be settled at their respective vesting dates under the original plan terms.
The number of shares to vest for these employees will be pro-rated up to the Separation Date. Accordingly, the pro-rated share-based payment expense up to 6
December 2025 has been recognised in the Statement of Profit or Loss for the year.
The value of the share plans for participating employees has been maintained after the demerger of the Ice Cream business through the effect of the share consolidation.
Shares held to satisfy awards are accounted for in accordance with IAS 32 ‘Financial Instruments: Presentation’. All differences between the purchase price of the shares held to satisfy awards granted and the proceeds received for the shares, whether on exercise or lapse, are charged to reserves.
Between 31 December 2025 and 20 February 2026 (the latest practicable date for inclusion in this report), movement in shares and share options are as below:
■Shares: nil shares were granted, 6,908,475 shares vested and 119,005 shares were forfeited related to the Share Plans.
■Share options: nil shares were granted, nil shares vested and 85,140 shares were forfeited related to the Share Plans.

148	Unilever Annual Report on Form 20-F 2025	Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
5. Net finance costs

Net finance costs comprise finance costs and finance income, including net finance income in relation to pensions and similar obligations.
Finance income includes income on cash and cash equivalents and income on other financial assets. Finance costs include interest costs in relation to financial liabilities. This includes interest on lease liabilities which represents the unwind of the discount rate applied to lease liabilities.
Borrowing costs are recognised based on the effective interest method.

Net finance costs	Notes	€ million 2025	€ million 2024(c)	€ million 2023(c)
Finance costs		(1,024)	(994)	(922)
Bank loans and overdrafts		(52)	(73)	(73)
Interest on bonds and other loans(a)		(967)	(857)	(818)
Interest on lease liabilities		(79)	(69)	(64)
Net gain/(loss) on transactions for which hedge accounting is not applied(b)		74	5	33
On foreign exchange derivatives		24	(80)	77
Exchange difference on underlying items		50	85	(44)

Finance income		398	391	392
Pensions and similar obligations	4B	123	83	121
		(503)	(520)	(409)
(a)Interest on bonds and other loans includes the impact of interest rate derivatives that are part of hedge accounting relationships and the related recycling of results from the hedge accounting reserve. This includes an amount of €(3) million (2024: €(3) million) relating to unwinding of discount on deferred consideration for acquisitions.
(b)For further details of derivatives for which hedge accounting is not applied, refer to note 16C.
(c)The 2024 and 2023 comparatives have been restated from those previously published to reflect the demerger of the Ice Cream business (see note 21).
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

Tax charge in income statement	€ million 2025	€ million 2024(a)	€ million 2023(a)
Current tax
Current year	(3,387)	(2,651)	(2,035)
Pillar 2 income taxes	(21)	(9)	–
Over/(under) provided in prior years	54	160	31
	(3,354)	(2,500)	(2,004)
Deferred tax
Origination and reversal of temporary differences	828	136	(16)
Changes in tax rates	(12)	(2)	6
Recognition of previously unrecognised losses brought forward	57	34	24
	873	168	14
	(2,481)	(2,332)	(1,990)
(a)The 2024 and 2023 comparatives have been restated from those previously published to reflect the demerger of our Ice Cream business (see note 21).

Financial Statements	Unilever Annual Report on Form 20-F 2025	149

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
6A. INCOME TAX continued
The reconciliation between the computed weighted average rate of income tax expense, which is generally applicable to Unilever companies, and the actual rate of taxation charged is as follows:

Reconciliation of effective tax rate	% 2025	% 2024(a)	% 2023(a)
Computed rate of tax(b)	24	25	25
Differences between computed rate of tax and effective tax rate due to:
Incentive tax credits	(2)	(2)	(2)
Withholding tax on dividends	2	3	2
Expenses not deductible for tax purposes	1	2	1
Irrecoverable withholding tax	1	1	1
Income tax reserve adjustments – current and prior year	–	–	(1)
Impact of disposals	3	1	(2)
Others	–	(1)	–
Effective tax rate	29	29	24
(a)The 2024 and 2023 comparatives have been restated from those previously published to reflect the demerger of our Ice Cream business (see note 21).
(b)The computed tax rate used is the average of the standard rate of tax applicable in the countries in which Unilever operates, weighted by the amount of profit before taxation generated in each of those countries. For this reason, the rate may vary from year to year according to the mix of profit and related tax rates.
Our tax rate is reduced by incentive tax credits, the benefit from preferential tax regimes that have been legislated by the countries and provinces concerned in order to promote economic development and investment. The tax rate is increased by business expenses that are not deductible for tax, such as entertainment costs and some interest expense and by irrecoverable withholding taxes on dividends paid by subsidiary companies and on other cross-border payments, such as royalties and service fees, which cannot be offset against other taxes due. The impact of disposals includes the tax on the Ice Cream business separation. Uncertain tax provisions excluding the related interest amounted to €833 million (2024: €888 million). This includes €464 million (2024: €506 million) related to the Horlicks intangible amortisation in India.
The Group’s future tax charge and effective tax rate could be affected by several factors, including changes in tax laws and their interpretation, the implementation of the OECD Pillars 1 and 2, EU and US tax changes, as well as the impact of acquisitions, disposals and restructuring of our business.
Pillar 2 legislation continues to apply to the Group for 2025 and we have accrued Pillar 2 top-up taxes of €(21) million, which includes qualified domestic minimum top-up taxes as well as amounts arising from the income inclusion rule in the UK.
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
The Group has applied the exemption to not recognise or disclose any deferred tax related to Pillar 2 income taxes.
A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Movements in 2025 and 2024	€ million As at 1 January 2025	€ million Income statement	€ million Other	€ million As at 31 December 2025	€ million As at 1 January 2024	€ million Income statement	€ million Other	€ million As at 31 December 2024
Pensions and similar obligations	(630)	(37)	(70)	(737)	(514)	(12)	(104)	(630)
Provisions and accruals	938	1	(67)	872	805	168	(35)	938
Goodwill and intangible assets	(3,863)	668	(194)	(3,389)	(3,697)	(45)	(121)	(3,863)
Accelerated tax depreciation	(584)	48	148	(388)	(572)	(20)	8	(584)
Tax losses	415	101	(37)	479	234	190	(9)	415
Fair value gains/losses	(54)	2	76	24	(17)	6	(43)	(54)
Share-based payments	273	(5)	(22)	246	246	(2)	29	273
Lease liability	181	13	(49)	145	189	(16)	8	181
Right of use asset	(161)	9	40	(112)	(166)	8	(3)	(161)
Other	423	73(a)	(93)(a)	403	610	(124)	(63)	423
	(3,062)	873	(268)	(2,457)	(2,882)	153(b)	(333)	(3,062)
(a)In 2025, movements relating to deferred tax include €23 million arising from discontinued operations, which has been included within ‘other' movements. For 2025, the other movement column includes €302 million of net deferred tax assets transferred to Ice Cream on the demerger of our Ice Cream business.
(b)In 2024, movements relating to deferred tax include €(15) million arising from discontinued operations, which has been re‑presented in the income statement and note 6A to reflect the demerger of our Ice Cream business.

150	Unilever Annual Report on Form 20-F 2025	Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
6B. DEFERRED TAX continued
At the balance sheet date, the Group had unused tax losses of €2,241 million (2024: €2,245 million) and tax credits amounting to €813 million (2024: €795 million)
available for offset against future taxable profits. Deferred tax assets have not been recognised in respect of unused tax losses of €620 million (2024: €695 million)
and tax credits of €291 million (2024: €502 million), as it is not probable that there will be future taxable profits within the entities against which the losses and credits can be utilised. Of these losses, €237 million (2024: €246 million) have expiry dates, being corporate income tax losses in the US, Korea, China and Mexico which expire between now and 2038.
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
Deferred tax assets have not been recognised in respect of other deductible temporary differences of €1,187 million (2024: €986 million) as it is not expected they will be utilised. Of these differences, €1,138 million (2024: €868 million) relates to limitation on the deduction of interest expenses. There is no expiry date for these differences.
At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was €1,764 million (2024: €2,013 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences, and it is probable that such differences will not reverse in the foreseeable future.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

Deferred tax assets and liabilities	€ million Assets 2025	€ million Assets 2024	€ million Liabilities 2025	€ million Liabilities 2024	€ million Total 2025	€ million Total 2024
Pensions and similar obligations	(194)	(158)	(543)	(472)	(737)	(630)
Provisions and accruals	413	510	459	428	872	938
Goodwill and intangible assets	211	286	(3,600)	(4,149)	(3,389)	(3,863)
Accelerated tax depreciation	29	(38)	(417)	(546)	(388)	(584)
Tax losses	455	395	24	20	479	415
Fair value gains/(losses)	6	(22)	18	(32)	24	(54)
Share-based payments	98	118	148	155	246	273
Lease liability	35	81	110	100	145	181
Right of use asset	(46)	(83)	(66)	(78)	(112)	(161)
Other	139	191	264	232	403	423
	1,146	1,280	(3,603)	(4,342)	(2,457)	(3,062)
Of which deferred tax to be recovered/(settled) after more than 12 months	873	879	(3,084)	(4,581)	(2,211)	(3,702)
6C. TAX ON ITEMS RECOGNISED IN EQUITY OR OTHER COMPREHENSIVE INCOME

Income tax is recognised in equity or other comprehensive income for items recognised directly in equity or other comprehensive income.
Tax effects directly recognised in equity or other comprehensive income were as follows:

Movements in 2025 and 2024	€ million Before tax 2025	€ million Tax (charge)/ credit 2025	€ million After tax 2025	€ million Before tax 2024(a)	€ million Tax (charge)/ credit 2024(a)	€ million After tax 2024(a)
Gains/(losses) on:
Equity instruments at fair value through other comprehensive income	(17)	3	(14)	60	—	60
Cash flow hedges	(166)	55	(111)	147	(25)	122
Remeasurement of defined benefit pension plans	219	(82)	137	271	(45)	226
Currency retranslation gains/(losses)	(2,312)	73	(2,239)	1,136	(23)	1,113
	(2,276)	49	(2,227)	1,614	(93)	1,521
(a)The 2024 comparatives have been restated from those previously published to reflect the demerger of our Ice Cream business (see note 21).

Financial Statements	Unilever Annual Report on Form 20-F 2025	151

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
7. Earnings per share

The earnings per share calculations are based on the average number of share units representing the ordinary shares of PLC in issue during the period, less the average number of shares held as treasury shares. On 8 December 2025, Unilever PLC ordinary shares were consolidated to maintain share price comparability before and after the demerger of the Ice Cream business. Shareholders received 8 new Unilever shares with a nominal value of 3 1/2 pence each for every 9 existing ordinary shares which had a nominal value of 3 1/9 pence each. The overall effect of the share consolidation and demerger dividend did not constitute a share repurchase at fair value, therefore the average number of shares has been adjusted retrospectively for the impact of the share consolidation in all periods presented.
In calculating diluted earnings per share, a number of adjustments are made to the number of shares, principally, the exercise of share plans by employees.

Earnings per share for total operations for the 12 months were as follows:

	€ 2025	€ 2024	€ 2023
Basic earnings per share from continuing operations	2.60	2.45	2.68
Basic earnings per share from discontinued operations	1.73	0.14	0.22
Total basic earnings per share	4.33	2.59	2.90

	€ 2025	€ 2024	€ 2023
Diluted earnings per share from continuing operations	2.59	2.44	2.67
Diluted earnings per share from discontinued operations	1.73	0.14	0.22
Total diluted earnings per share	4.32	2.58	2.89

	Millions of share units
Calculation of average number of share units	2025	2024	2023
Average number of shares pre consolidation	2,515.6	2,520.9	2,587.0
Less: treasury shares held by employee share trusts and companies	(58.6)	(28.3)	(71.1)
Impact of share consolidation	(273.0)	(277.0)	(279.5)
Average number of shares – used for basic earnings per share	2,184.0	2,215.6	2,236.4
Add: dilutive effect of share-based compensation plans	11.3	12.9	14.6
Diluted average number of shares – used for diluted earnings per share	2,195.3	2,228.5	2,251.0

Calculation of earnings – continuing operations	€ million 2025	€ million 2024	€ million 2023
Net profit	6,213	6,039	6,637
Non-controlling interests	(531)	(609)	(635)
Net profit attributable to shareholders’ equity – used for basic and diluted earnings per share	5,682	5,430	6,002

Calculation of earnings – discontinued operations	€ million 2025	€ million 2024	€ million 2023
Net profit	3,798	330	503
Non-controlling interests	(11)	(16)	(18)
Net profit attributable to shareholders’ equity – used for basic and diluted earnings per share	3,787	314	485
8. Dividends on ordinary capital

Dividends are recognised on the date that the shareholder’s right to receive payment is established. This is generally the date when the dividend is declared.

	€ million 2025	€ million 2024	€ million 2023
Dividends on ordinary capital during the year	(4,453)	(4,320)	(4,327)
Dividends in specie to shareholders in The Magnum Ice Cream Company shares	(6,752)	–	–
Total	(11,205)	(4,320)	(4,327)
From 1 January 2025, the Group declared dividends in euro (previously GBP). Four quarterly interim dividends were declared and paid during 2025, totalling €1.81/
£1.55 (2024: £1.47) per PLC ordinary share.
A quarterly dividend of €1,017 million (2024: €1,121 million) was declared on 12 February 2026, to be paid in April 2026; €0.47/£0.41 per PLC ordinary share (2024:
£0.38). Total dividends declared in relation to 2025 were €1.82/£1.58 (2024: £1.48) per PLC ordinary share.
The demerger of the Ice Cream business was effected by Unilever PLC declaring an interim dividend in specie of The Magnum Ice Cream Company. The fair value of the distribution was €6,752 million.

152	Unilever Annual Report on Form 20-F 2025	Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
9. Goodwill and intangible assets

Goodwill
Goodwill is initially recognised based on the accounting policy for business combinations (see note 22). Goodwill is subsequently measured at cost less amounts provided for impairment. Goodwill acquired in a business combination is assessed to determine whether new cash-generating units (CGUs) are created, and if not, is allocated to the Group’s CGUs, or groups of CGUs (GCGUs) in line with the structure detailed below. These might not always be the same as the CGUs or
GCGUs that include the assets and liabilities of the acquired business.

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

Cash-generating units
The Group’s assets are grouped into cash-generating units (CGUs), which are the smallest identifiable group of assets that generate largely independent cash inflows. The Group’s CGUs are aligned with our organisation structure of Business Units and Global Business Units.
For impairment testing purposes, goodwill is allocated to groups of CGUs (GCGUs), which are based on the four Business Groups, since the synergies acquired through a business combination benefit a Business Group as a whole rather than a specific Business Unit or Global Business Unit. Cash inflows relating to indefinite-life intangible assets are identifiable at Business Unit or Global Business Unit level and are therefore allocated to individual CGUs.

Impairment review
The impairment test is performed by comparing the carrying value of the CGUs or GCGUs with their recoverable value. The recoverable value is primarily based on value in use but also considers fair value less costs of disposal where relevant. Any impairment is charged to the income statement as it arises.

€ million	Goodwill	Indefinite-life intangible assets	Finite-life intangible assets		Total
Movements during 2025			Software	Other
Cost
1 January 2025	23,471	18,337	3,801	1,156	46,765
Additions through business combinations(a)	764	1,108	1	–	1,873
Disposal of businesses	(4)	(49)	(1)	–	(54)
Distributed through demerger	(3,322)	(712)	(43)	(32)	(4,109)
Additions	–	6	170	1	177
Disposals and other movements	(6)	9	(72)	(65)	(134)
Hyperinflationary adjustment	(108)	(12)	–	–	(120)
Currency retranslation	(1,929)	(1,722)	(217)	(58)	(3,926)
31 December 2025	18,866	16,965	3,639	1,002	40,472
Accumulated amortisation and impairment
1 January 2025	(1,160)	(481)	(3,123)	(1,100)	(5,864)
Amortisation/impairment for the year	–	(48)	(222)	(28)	(298)
Distributed through demerger	–	–	34	24	58
Disposals and other movements	–	1	71	61	133
Currency retranslation	3	18	186	56	263
31 December 2025	(1,157)	(510)	(3,054)	(987)	(5,708)
Net book value 31 December 2025(c)	17,709	16,455	585	15	34,764

Financial Statements	Unilever Annual Report on Form 20-F 2025	153

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
9. GOODWILL AND INTANGIBLE ASSETS continued

€ million	Goodwill	Indefinite-life intangible assets	Finite-life intangible assets		Total
Movements during 2024			Software	Other
Cost
1 January 2024	22,266	17,967	3,483	1,124	44,840
Additions through business combinations(a)	310	382	–	–	692
Disposal of businesses	(60)	(510)	(26)	(4)	(600)
Reclassification to held for sale(b)	(47)	(47)	(5)	–	(99)
Additions	–	3	229	1	233
Disposals and other movements	132	2	(23)	9	120
Hyperinflationary adjustment	284	34	–	–	318
Currency retranslation	586	506	143	26	1,261
31 December 2024	23,471	18,337	3,801	1,156	46,765
Accumulated amortisation and impairment
1 January 2024	(1,157)	(345)	(2,841)	(1,031)	(5,374)
Amortisation/impairment for the year	–	(127)	(213)	(35)	(375)
Disposals and other movements	(3)	–	47	(8)	36
Currency retranslation	–	(9)	(116)	(26)	(151)
31 December 2024	(1,160)	(481)	(3,123)	(1,100)	(5,864)
Net book value 31 December 2024(c)	22,311	17,856	678	56	40,901
(a)Includes the provisional fair value of goodwill and intangibles for acquisitions made in 2025, as well as subsequent changes in the fair value of goodwill and intangibles for the acquisitions made in 2024 where the initial acquisition accounting was provisional at the end of 2024. See note 22 for further details.
(b)Goodwill and intangibles in relation to Conimex amounting to €17 million in 2024 were reclassified as held for sale and were subsequently disposed in 2025 (2024: €532 million for Elida
Beauty).
(c)Within indefinite-life intangible assets, there are five existing brands that have a significant carrying value: Horlicks €2,310 million (2024: €2,719 million), Knorr €1,793 million (2024:
€1,860 million), Paula’s Choice €1,602 million (2024: €1,807 million), Hellmann’s €1,161 million (2024: €1,285 million) and Carver Korea €1,158 million (2024: €1,278 million).
SIGNIFICANT CGUS
The goodwill and indefinite-life assets held in the GCGUs and CGUs shown below are considered significant within the total carrying amounts of goodwill and indefinite-life intangible as at 31 December 2025.

	2025 GCGUs	2024 GCGUs
	€ billion Goodwill	€ billion Goodwill
Beauty & Wellbeing	4.5	5.0
Personal Care	4.5	4.2
Home Care	0.8	0.9
Foods	7.9	8.6
Ice Cream(a)	–	3.6
Total GCGUs	17.7	22.3

	2025 CGUs	2024 CGUs
	€ billion Indefinite-life intangible assets	€ billion Indefinite-life intangible assets
Foods India and Nepal	2.5	3.0
Prestige	2.9	3.2
Wellbeing	1.5	1.7
Beauty & Wellbeing North America	0.9	1.0
Total Significant CGUs	7.8	8.9
Others(b)	8.7	9.0
Total CGUs	16.5	17.9
(a)Goodwill relating to Ice Cream amounting to €3.3 billion has been derecognised on account of the demerger.
(b)Included within Others are individually insignificant amounts of intangible assets.

154	Unilever Annual Report on Form 20-F 2025	Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
9. GOODWILL AND INTANGIBLE ASSETS continued
KEY ASSUMPTIONS
In performing our annual impairment testing, the recoverable amount of each CGU has been calculated based on its value in use, estimated as the present value of projected future cash flows. Each GCGU’s value in use is based on the aggregated value in use of the CGUs grouped under the respective GCGU.
Projected cash flows include specific estimates for one-year at the CGU level. The growth rates and operating margins applied for the one‑year period are based on the Group’s strategic plan, which reflects expected economic conditions and incorporates the potential future impact of climate change. The CGU‑specific one‑year cash flows are taken directly from the Group's strategic plan, which includes both the initiatives underway to reduce carbon emissions in line with our CTAP and management’s assessment of the potential impact of climate change on operations. The growth rates used for GCGUs and significant CGUs are set out below:
For the year 2025

Group of CGUs	Beauty & Wellbeing	Personal Care	Home Care	Foods
Longer-term sustainable growth rates	3%	3%	4%	3%
Discount rate	12%	12%	12%	11%

Significant CGUs	Foods India and Nepal	Prestige	Wellbeing	Beauty & Wellbeing North America
Longer-term sustainable growth rates	6%	2%	2%	2%
For the year 2024

Group of CGUs	Beauty & Wellbeing	Personal Care	Home Care	Foods
Longer-term sustainable growth rates	3%	2%	3%	3%
Average near-term nominal growth rates(a)	5%	3%	3%	3%
Discount rate	11%	11%	12%	11%

Significant CGUs	Foods India and Nepal	Prestige	Wellbeing	Beauty & Wellbeing North America
Longer-term sustainable growth rates	7%	2%	2%	2%
Average near-term nominal growth rates(a)	7%	8%	11%	1%
(a)As explained above, our 2025 annual impairment testing is based on one year projected cash flows (in 2024, this was five years) and so the average near term nominal growth rate is no longer considered a key assumption, nor is the headroom sensitive to these growth rates.
The estimated cash flows after year one are extrapolated using a longer-term sustainable growth rate, which is determined as external forecasts for the relevant market.
In 2025, the projected cash flows are discounted using pre-tax discount rates. The discount rates are specific to each CGU and are determined based on the weighted average cost of capital, including a market and country risk premium. Given the higher number of CGUs spread across different markets, the CGU discount rates are in the range 9.6%–18.2% (2024: 9.0%–16.5%). For significant CGUs, the discount rates are in the range 9.7%–12.3%
(2024: 9.0%–11.4%).
There are no reasonably possible changes in key assumptions that would cause the carrying amount of any CGU to exceed its recoverable amount.
The Ice Cream business met the criteria for held for distribution on 5 December 2025. At this point, an impairment test was conducted to assess its carrying value compared to its fair value. No impairment was identified.
Impairment of REN
Following Unilever’s decision in May 2025 to close the REN business in the Beauty & Wellbeing Business Group, the indefinite‑life REN trademark no longer met recognition criteria. Accordingly, the asset was written off in full, resulting in an impairment charge of €42 million.

Financial Statements	Unilever Annual Report on Form 20-F 2025	155

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
10. Property, plant and equipment

The Group’s property, plant and equipment is comprised of owned assets (note 10A) and leased assets (note 10B). Property, plant and equipment is measured at cost including eligible borrowing costs less depreciation and accumulated impairment losses.
Property, plant and equipment is subject to review for impairment if triggering events or circumstances indicate that this is necessary. If an indication of impairment exists, the asset’s or cash-generating unit’s recoverable amount is estimated and any impairment loss is charged to the income statement as it arises.

Owned assets
Owned assets are initially measured at historical cost. Depreciation is provided on a straight-line basis over the expected average useful lives of the assets.
Residual values and useful lives are reviewed at least annually. The review of residual values and useful lives has taken into consideration the impacts of climate change and the actions we undertake to mitigate and adapt against these climate-related risks. There is no material impact on the income statement for this year.
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
fitting and other peripheral items. When a lease liability is remeasured, the related lease asset is adjusted by the same amount.
Depreciation is provided on a straight-line basis from the commencement date of the lease to the end of the lease term.

Property, plant and equipment	Notes	€ million 2025	€ million 2024
Owned assets	10A	7,826	10,259
Leased assets	10B	1,166	1,410
Total		8,992	11,669
10A. OWNED ASSETS

Movements during 2025	€ million Land and buildings	€ million Plant and equipment	€ million Total
Cost
1 January 2025	5,104	15,800	20,904
Additions through business combinations	–	15	15
Additions	345	1,356	1,701
Disposals and other movements	(134)	(412)	(546)
Hyperinflationary adjustment	(59)	(122)	(181)
Distributed through demerger	(1,035)	(4,006)	(5,041)
Reclassification as held for sale	(10)	(113)	(123)
Currency retranslation	(327)	(1,033)	(1,360)
31 December 2025	3,884	11,485	15,369
Accumulated depreciation
1 January 2025	(1,717)	(8,928)	(10,645)
Depreciation charge for the year	(125)	(872)	(997)
Disposals and other movements	25	348	373
Hyperinflationary adjustment	13	118	131
Distributed through demerger	426	2,498	2,924
Reclassification as held for sale	2	43	45
Currency retranslation	99	527	626
31 December 2025	(1,277)	(6,266)	(7,543)
Net book value 31 December 2025(a)	2,607	5,219	7,826
Includes capital expenditures for assets under construction	262	1,399	1,661
(a)Includes €496 million of freehold land.
The Group has commitments to purchase property, plant and equipment of €511 million (2024: €694 million).

156	Unilever Annual Report on Form 20-F 2025	Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
10A. OWNED ASSETS continued

Movements during 2024	€ million Land and buildings	€ million Plant and equipment	€ million Total
Cost
1 January 2024	4,671	14,957	19,628
Additions through business combinations	–	1	1
Additions	319	1,421	1,740
Disposals and other movements	(116)	(1,073)	(1,189)
Hyperinflationary adjustment	223	441	664
Reclassification as held for sale	(27)	(69)	(96)
Currency retranslation	34	122	156
31 December 2024	5,104	15,800	20,904
Accumulated depreciation
1 January 2024	(1,599)	(8,652)	(10,251)
Depreciation charge for the year	(119)	(886)	(1,005)
Disposals and other movements	45	893	938
Hyperinflationary adjustment	(33)	(246)	(279)
Reclassification as held for sale	15	50	65
Currency retranslation	(26)	(87)	(113)
31 December 2024	(1,717)	(8,928)	(10,645)
Net book value 31 December 2024(a)	3,387	6,872	10,259
Includes capital expenditures for assets under construction	234	1,368	1,602
(a)Includes €556 million of freehold land.

Financial Statements	Unilever Annual Report on Form 20-F 2025	157

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
10B. LEASED ASSETS

Movements during 2025	€ million Land and buildings	€ million Plant and equipment	€ million Total
Cost
1 January 2025	2,706	587	3,293
Additions through business combinations	18	–	18
Additions	333	130	463
Disposals and other movements	(316)	(79)	(395)
Hyperinflationary adjustment	8	–	8
Distributed through demerger	(310)	(47)	(357)
Reclassification as held for sale	(11)	(35)	(46)
Currency retranslation	(194)	(59)	(253)
31 December 2025	2,234	497	2,731
Accumulated depreciation
1 January 2025	(1,592)	(291)	(1,883)
Depreciation/Impairment charge for the year	(258)	(109)	(367)
Disposals and other movements	238	66	304
Distributed through demerger	211	29	240
Reclassification as held for sale	1	6	7
Currency retranslation	108	26	134
31 December 2025	(1,292)	(273)	(1,565)
Net book value 31 December 2025	942	224	1,166

Movements during 2024	€ million Land and buildings	€ million Plant and equipment	€ million Total
Cost
1 January 2024	2,625	583	3,208
Additions	404	143	547
Disposals and other movements	(373)	(149)	(522)
Hyperinflationary adjustment	(4)	–	(4)
Reclassification as held for sale	(2)	(1)	(3)
Currency retranslation	56	11	67
31 December 2024	2,706	587	3,293
Accumulated depreciation
1 January 2024	(1,578)	(300)	(1,878)
Depreciation/Impairment charge for the year	(271)	(106)	(377)
Disposals and other movements	292	120	412
Reclassification as held for sale	–	1	1
Currency retranslation	(35)	(6)	(41)
31 December 2024	(1,592)	(291)	(1,883)
Net book value 31 December 2024	1,114	296	1,410
Our leases mainly comprise of land and buildings and plant and equipment. The Group leases land and buildings for manufacturing, warehouse facilities and office space and also sublets some property. Plant and equipment includes leases for vehicles.
The Group has recognised in the income statement, a charge of €114 million (2024: €121 million) for short-term leases and €47 million (2024: €57 million) on leases for low-value assets.
During the year, the Group recognised income of €11 million (2024: €10 million) from sublet properties.
The total cash outflow relating to leases was €380 million (2024: €411 million).
Lease liabilities are shown in note 15 on pages 161 and 165.

158	Unilever Annual Report on Form 20-F 2025	Financial Statements

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

	€ million 2025	€ million 2024
Interest in net assets of joint ventures	94	80
Interest in net assets of associates	15	14
Long-term trade and other receivables(a)	302	344
Other non-current assets(b)	565	533
	976	971
(a)Including indirect tax receivables where we do not have the contractual right to receive payment within 12 months.
(b)Includes direct tax assets, withholding tax assets, interest on tax assets, contingent assets and investment properties.

Movements during 2025 and 2024	€ million 2025	€ million 2024
Joint ventures(a)
1 January	80	70
Additions	1	—
Dividends received/reductions	(229)	(245)
Share of net profit/(loss)	245	255
Currency retranslation	(3)	—
31 December	94	80
Associates
1 January	14	24
Additions	–	0
Dividend received/reductions	—	(2)
Share of net profit/(loss)	–	—
Currency retranslation	1	(8)
31 December	15	14
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
Outstanding balances with joint ventures and associates are shown in note 23 on page 182.
12. Inventories

Inventories are valued at the lower of weighted average cost and net realisable value. Cost comprises direct costs and, where appropriate, a proportion of attributable production overheads. Net realisable value is the estimated selling price less the estimated costs necessary to make the sale.

Inventories	€ million 2025	€ million 2024
Raw materials and consumables	1,567	1,912
Finished goods and goods for resale	2,688	3,569
Total inventories	4,255	5,481
Provision for inventories	(212)	(304)
	4,043	5,177

Financial Statements	Unilever Annual Report on Form 20-F 2025	159

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
12. INVENTORIES continued

Provision for inventories	€ million 2025	€ million 2024
1 January	304	358
Charge to income statement	4	9
Reduction/releases	(31)	(56)
Currency translations	(29)	(1)
Disposal & Distribution(a)	(42)	(11)
Others(b)	6	5
31 December	212	304
(a)Disposal and Distribution includes €41 million relating to Ice Cream which has been derecognised on demerger.
(b)Others include the amount relating to the acquisition of businesses and transfers.
Inventories with a value of €129 million (2024: €188 million) are carried at net realisable value, this being lower than cost. During 2025, a total expense of €290 million
(2024: €259 million) was recognised in the income statement for inventory write-downs and losses.
13. Trade and other current receivables

Trade and other current receivables are initially recognised at fair value plus any directly attributable transaction costs. Subsequently, except for derivatives (see note 16 on page 166), these assets are held at amortised cost, using the effective interest method and net of any impairment losses. Discounts payable to customers are shown as a reduction in trade receivables when there is a legal right and intent to settle them on a net basis.

We do not consider the fair values of trade and other current receivables to be significantly different from their carrying values. Concentrations of credit risk with respect to trade receivables are limited, due to the Group’s customer base being large and diverse. Our historical experience of collecting receivables, supported by the level of default, is that credit risk is low across territories and so trade receivables are considered to be a single class of financial assets. Impairment for trade receivables is calculated for specific receivables with known or anticipated issues affecting the likelihood of recovery and for balances past due, with a probability of default based on historical data as well as relevant forward-looking information.

Trade and other current receivables	€ million 2025	€ million 2024
Due within one year
Trade receivables	4,852	4,227
Prepayments and accrued income	1,369	506
Other receivables	1,125	1,278
	7,346	6,011
Other receivables comprise financial assets of €241 million (2024: €312 million) and non-financial assets of €884 million (2024: €966 million). Financial assets include supplier and customer deposits, employee advances and certain derivatives. Non-financial assets mainly consist of reclaimable sales tax of €563 million (2024: €582 million).
Trade and other current receivables for 2025 include €2.1 billion due from TMICC. This comprises receivables arising under the Transitional Service Agreement
(TSA), covering the services and materials Unilever continues to provide during the transition period; working capital subsidies recoverable on TSA exit in each relevant market (expected from 2026); and the amounts owed by TMICC for inventory held (but not controlled) by Unilever on its behalf, for which a corresponding prepayment has been recognised within trade and other payables.

Ageing of trade receivables	€ million 2025	€ million 2024
Not overdue	4,440	3,807
Past due less than three months	340	382
Past due more than three months but less than six months	63	47
Past due more than six months but less than one year	43	28
Past due more than one year	131	142
Total trade receivables	5,017	4,406
Impairment provision for trade receivables	(165)	(179)
	4,852	4,227
The total impairment provision includes €165 million (2024: €179 million) for current trade receivables, €15 million (2024: €16 million) for other current receivables and
€10 million (2024: €11 million) for non-current trade and other receivables.

Impairment provision for total trade and other receivables	€ million 2025	€ million 2024
1 January	206	222
Charge to income statement	27	37
Reduction/releases	(24)	(46)
Distributed through demerger	(5)	(7)
Currency translations	(14)	—
31 December	190	206

160	Unilever Annual Report on Form 20-F 2025	Financial Statements

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

We do not consider the fair values of trade payables and other liabilities to be significantly different from their carrying values.

Trade payables and other liabilities	€ million 2025	€ million 2024
Current: due within one year
Trade payables	10,994	10,258
Accruals	4,649	5,053
Social security and sundry taxes	565	555
Deferred consideration	26	16
Others	705	808
	16,939	16,690
Non-current: due after more than one year
Accruals	74	148
Deferred consideration	20	1
Others	43	54
	137	203
Total trade payables and other liabilities	17,076	16,893
Included within others are IT, consulting services and payroll-related balances.
At 31 December 2025, trade payables and other current liabilities include €1.6 billion due to TMICC. This balance reflects the inventory subsidy received from TMICC and the balances arising under the Transitional Services Agreement, which will remain in place while Unilever continues to provide agreed services to TMICC for the transition period.
Deferred consideration
At 31 December 2025, the total balance of deferred consideration for acquisitions is €46 million (2024: €17 million), which includes contingent consideration of €46 million (2024: €1 million). These contingent consideration payments are dependent on acquired businesses achieving contractually agreed financial targets (mainly relating to cumulative increases in turnover and profit before tax) until 2027, with a maximum contractual amount of €97 million.
Supplier financing arrangements for trade payables
Some of our suppliers elect to factor a portion of their receivables from the Group with financial institutions. In some instances, we provide suppliers and/or banks with visibility of invoices approved for payment, which helps them receive cash from the bank before the invoice due date.
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
31 December 2025 and 31 December 2024, all such liabilities were classified as trade payables.

	2025	2024
Carrying amount of trade payables (subject to supplier financing arrangements)
Presented in trade and other payables (€ million)	2,665	2,207
of which suppliers have received payment from finance provider (€ million)	2,065	1,908
Range of payment due dates
Liabilities that are part of the arrangements(a) (days)	0-180	180 days
Comparable trade payables that are not part of the arrangements(a) (days)	0-180	180 days
(a)2025 disclosures include the full range of payment due dates, while in 2024 we disclosed only the maximum term.
In its liquidity assessment, the Group does not consider any supplier financing arrangements, as these are non-recourse to Unilever and supplier payment dates and terms for Unilever do not vary based on whether the supplier chooses to use such financing arrangements.

Financial Statements	Unilever Annual Report on Form 20-F 2025	161

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
15. Capital and funding

Ordinary shares Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.
Share-based compensation The Group operates a number of share-based compensation plans involving awards of ordinary shares. Full details of these plans are given in note 4C on pages 146 and 147.
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
■derivative financial liabilities – see note 16 on page 166; and
■contingent consideration recognised by an acquirer in a business combination to which IFRS 3 applies. Such contingent consideration is subsequently measured at fair value through profit or loss.

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

162	Unilever Annual Report on Form 20-F 2025	Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
15A. SHARE CAPITAL
Following completion of the demerger of the Ice Cream business on 6 December 2025, Unilever PLC ordinary shares were consolidated to maintain share price comparability before and after demerger on 9 December 2025. The consolidation was approved by Unilever shareholders at a General Meeting held on 21 October
2025. Shareholders received 8 new ordinary shares with a nominal value of 3 1/2 pence each for every 9 existing ordinary shares which had a nominal value of 3 1/9 pence each.

Unilever PLC	£ million 2025	£ million 2024
Ordinary shares(a)	76.3	78.4

Unilever Group	€ million 2025	€ million 2024
Euro equivalent in millions(b)	85	88
(a)At 31 December 2025, 2,181,005,247 PLC ordinary shares of 3 1/2p were in issue (2024: 2,521,497,338 PLC ordinary shares of 3 1/9p). During the year, there was a reduction in the number of shares by 279,078,800 due to the impact of the share consolidation, 3,500,000 new shares were issued, and 64,913,291 treasury shares were cancelled.
(b)The ordinary share capital of PLC is translated using the conversion rate as at the date of Unification of £1 = €1.121.
For information on the rights of shareholders of PLC, see the Governance report on pages 49 to 64.
15B. EQUITY
Basis of consolidation
Unilever is the majority shareholder of all material subsidiaries and has control in all cases. Information in relation to significant subsidiaries is provided in note 27 on page 183.
Subsidiaries with significant non-controlling interests
Unilever has one subsidiary company which has a material non-controlling interest, Hindustan Unilever Limited (HUL). Summary financial information in relation to
HUL is shown below.

HUL balance sheet as at 31 December	€ million 2025	€ million 2024
Non-current assets	4,968	6,478
Current assets	1,561	2,125
Current liabilities	(1,594)	(1,456)
Non-current liabilities	(1,307)	(1,798)

HUL comprehensive income for the year ended 31 December	€ million 2025	€ million 2024
Turnover	6,253	6,607
Profit after tax	940	1,167
Total comprehensive income	110	1,318

HUL cash flow for the year ended 31 December	€ million 2025	€ million 2024
Net increase/(decrease) in cash and cash equivalents	(163)	364

HUL non-controlling interest	€ million 2025	€ million 2024
1 January	(2,044)	(2,048)
Share of (profit)/loss for the year ended 31 December	(539)	(446)
Other comprehensive income	6	3
Dividend paid to the non-controlling interest	582	511
Currency translation	306	(60)
Other movements in equity	120	(4)
31 December	(1,569)	(2,044)
Analysis of other reserves

	€ million Total 2025	€ million Total 2024	€ million Total 2023
Fair value reserves – see following table	332	600	392
Currency retranslation of group companies – see following table	(8,284)	(7,026)	(7,432)
Capital redemption reserve	28	25	25
Book value of treasury shares – see following table	(36)	(37)	(207)
Repurchase of shares	(3,769)	(2,259)	(6,034)
Cancellation of PLC shares	3,770	—	5,282
Other(a)	(305)	(602)	(544)
	(8,264)	(9,299)	(8,518)
(a)Relates primarily to options to purchase non-controlling interest in subsidiaries.

Financial Statements	Unilever Annual Report on Form 20-F 2025	163

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
15B. EQUITY continued
Unilever acquired 27,815,955 (2024: 27,368,909) of its own shares through purchases on the stock exchanges during the year, which includes the share buyback programme as explained in note 24. During 2025, 13,288,138 PLC ordinary shares held as treasury shares were cancelled before share consolidation and
51,625,153 cancelled after share consolidation.
At 31 December 2025, the employee benefit trust held 1,208,143(2024: 1,776,250 adjusted for share consolidation) of PLC shares. PLC and its subsidiaries held
314,912 (2024: 290,198 adjusted for share consolidation) of PLC shares as treasury shares in connection with share-based compensation plans. The shares are shown as a deduction from other reserves (see note 4C on pages 146 and 147).

Treasury shares – movements during the year	€ million 2025	€ million 2024
1 January	(2,296)	(959)
Repurchase of shares	(1,510)	(1,508)
Cancellation of PLC shares	3,770	—
Other purchases and utilisations	1	171
31 December	(35)	(2,296)

Currency retranslation reserves – movements during the year	€ million 2025	€ million 2024
1 January	(7,026)	(7,432)
Currency retranslation of group companies' net assets and liabilities during the year	(1,522)	(419)
Movement in net investment hedges and exchange differences in net investments in foreign operations	(796)	280
Recycling of currency retranslation to the income statement on demerger of Ice Cream business	1,036	—
Recycling of currency retranslation to the income statement on business disposals	24	545
31 December	(8,284)	(7,026)

Fair value reserves – movements during the year	€ million 2025	€ million 2024
1 January	600	392
Movements in Other comprehensive income, net of tax
Gains/(losses) on equity instruments	(14)	60
Gains/(losses) on cash flow hedges	(196)	210
Hedging (gains)/losses transferred to non-financial assets	(58)	(62)
31 December	332	600
Remeasurement of defined benefit pension plans, net of tax

	€ million 2025	€ million 2024
1 January	84	(180)
Movement during the year	176	264
31 December	260	84
Currency retranslation gains/(losses) – movements during the year

	€ million 2025	€ million 2024
1 January	(5,955)	(7,344)
Currency retranslation during the year:
Other reserves	(1,258)	406
Retained profit	(76)	891
Non-controlling interest	(349)	92
31 December	(7,638)	(5,955)

164	Unilever Annual Report on Form 20-F 2025	Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
15C. FINANCIAL LIABILITIES

Financial liabilities(a)	€ million Current 2025	€ million Non- current 2025	€ million Total 2025	€ million Current 2024	€ million Non- current 2024	€ million Total 2024
Bank loans and overdrafts(b)	229	4	233	517	4	521
Bonds and other loans	1,951	24,087	26,038	5,363	23,285	28,648
Lease liabilities	277	1,049	1,326	322	1,164	1,486
Derivatives	48	404	452	152	442	594
Other financial liabilities(c)	77	152	229	633	171	804
	2,582	25,696	28,278	6,987	25,066	32,053
(a)For the purposes of this note and note 17A, financial assets and liabilities exclude trade and other current receivables and trade payables and other liabilities which are covered in notes 13 and 14 respectively.
(b)Bank loans and overdrafts include €3 million (2024: €4 million) of secured liabilities.
(c)Includes options and financial liabilities to acquire non-controlling interests in the US, Myanmar and India, refer to note 22.
Reconciliation of liabilities arising from financing activities

			Non-cash movement

Movements in 2025 and 2024	€ million Opening balance at 1 January	€ million Cash movement(a)	€ million Business acquisi- tions/ disposals	€ million Foreign exchange changes	€ million Fair value changes	€ million Other movements	€ million Closing balance at 31 December
2025
Bank loans and overdrafts	(521)	178	36	67	–	7	(233)
Bonds and other loans	(28,648)	(1,892)	3,000	1,583	(92)	11	(26,038)
Lease liabilities(b)	(1,486)	341	112	129	–	(422)	(1,326)
Derivatives	(594)	–	31	23	88	–	(452)
Other financial liabilities	(804)	24	(51)	93	(60)	569	(229)
Total	(32,053)	(1,349)	3,128	1,895	(64)	165	(28,278)

2024
Bank loans and overdrafts	(506)	(52)	–	2	–	35	(521)
Bonds and other loans	(26,692)	(1,119)	–	(755)	(5)	(77)	(28,648)
Lease liabilities(b)	(1,395)	385	21	(24)	–	(473)	(1,486)
Derivatives	(494)	–	–	(13)	(87)	–	(594)
Other financial liabilities	(535)	25	(59)	(33)	(203)	1	(804)
Total	(29,622)	(761)	(38)	(823)	(295)	(514)	(32,053)
(a)These cash movements are included within the following lines in the consolidated cash flow statement: net change in short-term borrowings, additional financial liabilities, repayment of financial liabilities and net cash flow used in discontinued financing activities (excluding interest paid of €(170) million and the capital component of leases of €(46) million included in (b)
below) The difference of €99 million (2024: €(68) million) represents cash movements in overdrafts that are not included in financing cash flows.
(b)Lease liabilities cash movement is included within capital element of lease payments and net cash flow used in discontinued financing activities €(46) million from (a) above in the consolidated cash flow statement. The difference of €(6) million (2024: €4 million) represents gain or loss from termination and modification of lease contracts.

Financial Statements	Unilever Annual Report on Form 20-F 2025	165

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
15C. FINANCIAL LIABILITIES continued
Analysis of bonds and other loans

€ million	Total 2025	Total 2024
Unilever PLC
1.875% Notes 2029 (£)	285	300
1.500% Notes 2026 (£)	573	602
1.500% Notes 2039 (€)	647	647
2.125% Notes 2028 (£)(a)	331	334
Total PLC	1,836	1,883

Other group companies
The Netherlands
1.625% Notes 2033 (€)	795	795
1.375% Notes 2029 (€)	747	747
1.125% Bonds 2027 (€)	699	699
1.125% Bonds 2028 (€)	698	698
0.875% Notes 2025 (€)	–	650
0.500% Bonds 2025 (€)	–	650
1.375% Notes 2030 (€)	647	646
1.000% Notes 2027 (€)	600	599
1.250% Notes 2025 (€)	–	1,000
1.750% Notes 2030 (€)	997	997
1.250% Notes 2031 (€)(a)	590	588
2.250% Notes 2034 (€)(a)	776	793
0.750% Notes 2026 (€)(a)	499	489
1.750% Notes 2028 (€)	647	646
3.250% Notes 2031 (€)	496	495
3.500% Notes 2035 (€)	496	496
3.250% Notes 2032 (€)	599	598
3.500% Notes 2037 (€)	597	597
3.250% Notes 2032 (€)	100	100

United States
5.900% Bonds 2032 (US $)	847	955
2.900% Notes 2027 (US $)	850	956
3.500% Notes 2028 (US $)	678	764
2.000% Notes 2026 (US $)	596	671
3.100% Notes 2025 (US $)	–	480
3.500% Bonds 2028 (US $)	425	478
3.375% Notes 2025 (US $)	–	336
7.250% Bonds 2026 (US $)	254	285
6.625% Bonds 2028 (US $)	206	231
5.600% Bonds 2097 (US $)	78	88
2.125% Notes 2029 (US $)	720	812
1.375% Notes 2030 (US $)(a)	371	391
2.625% Notes 2051 (US $)	544	613
1.750% Notes 2031 (US $)(a)	632	670
3.300% Notes 2029 (€)	549	549
3.400% Notes 2033 (€)	695	694
4.875% Notes 2028 (US $)	595	670
5.000% Notes 2033 (US $)	675	760
4.750% Notes 2031 (US $)	144	163
4.625% Bonds 2034 (US $)	842	949
4.250% Bonds 2027 (US $)	637	718
2.750% Notes 2030 (€)	696	–
3.375% Notes 2035 (€)	791	–
Floating Rate Notes 2027 (€)	596	–
4.824% Bonds 2035 (US $)	128	–
2.875% Notes 2032 (€)	842	–
3.500% Notes 2037 (€)	798	–
Commercial Paper (US $)	–	2,158

Other countries
Switzerland	28	89
Others	2	2
Total other group companies	24,202	26,765
Total bonds and other loans	26,038	28,648
(a)Bonds includes €(281) million (2024: €(373) million) fair value adjustment following the fair value hedge accounting of fixed-for-floating interest rate swaps.
Information in relation to the derivatives used to hedge bonds and other loans within a fair value hedge relationship is shown in note 16.

166	Unilever Annual Report on Form 20-F 2025	Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
16. Treasury risk management

Derivatives and hedge accounting
Derivatives are measured at fair value with any related transaction costs expensed as incurred. The treatment of changes in the value of derivatives depends on their use as explained below.
(i) Fair value hedges(a)
Certain derivatives are held to hedge the risk of changes in value of a specific bond or other loan. In these situations, the Group designates the liability and related derivative to be part of a fair value hedge relationship. The carrying value of the bond is adjusted by the fair value of the risk being hedged, with changes going to the income statement. Gains and losses on the corresponding derivative are also recognised in the income statement. The amounts recognised are offset in the income statement to the extent that the hedge is effective. Ineffectiveness may occur if the critical terms do not exactly match, or if there is a value adjustment resulting from a change in credit risk (in either the Group or the counterparty to the derivative) that is not matched by the hedged item. When the relationship no longer meets the criteria for hedge accounting, the fair value hedge adjustment made to the bond is amortised to the income statement using the effective interest method.
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

(a)Applying hedge accounting has not led to material ineffectiveness being recognised in the income statement for both 2025 and 2024. Fair value changes on basis spread is recorded in a separate account within equity.
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
The Group’s funding strategy was supported by cash delivery from the business, coupled with the proceeds from bond issuances. Surplus cash balances have been invested conservatively with low-risk counterparties at maturities of primarily less than six months. In its liquidity assessment, the Group does not consider any supplier financing arrangements as these arrangements are non-recourse to Unilever and supplier payment dates and terms for Unilever do not vary based on whether the supplier chooses to use such financing arrangements.
Cash flow from operating activities provides the funds to service the financing of financial liabilities on a day-to-day basis. The Group seeks to manage its liquidity requirements by maintaining access to global debt markets through short-term and long-term debt programmes. In addition, Unilever has committed credit facilities for general corporate use.
On 31 December 2025, Unilever had undrawn revolving 364-day bilateral credit facilities in aggregate of $5,200 million and €2,600 million (2024: $5,200 million and
€2,600 million) with a 364-day term out. As part of the regular annual process, the intention is that these facilities will again be renewed in 2026.

Financial Statements	Unilever Annual Report on Form 20-F 2025	167

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
16A. MANAGEMENT OF LIQUIDITY RISK continued
The following table shows Unilever’s contractually agreed undiscounted cash flows, including expected interest payments, which are payable under financial liabilities at the balance sheet date:

Undiscounted cash flows	€ million Due within 1 year	€ million Due between 1 and 2 years	€ million Due between 2 and 3 years	€ million Due between 3 and 4 years	€ million Due between 4 and 5 years	€ million Due after 5 years	€ million Total	€ million Net carrying amount as shown in balance sheet
2025
Non-derivative financial liabilities:
Bank loans and overdrafts	(245)	(3)	(1)	(1)	(1)	(1)	(252)	(233)
Bonds and other loans	(2,701)	(4,065)	(4,188)	(2,819)	(3,226)	(14,470)	(31,469)	(26,038)
Lease liabilities	(343)	(278)	(228)	(163)	(129)	(489)	(1,630)	(1,326)
Other financial liabilities	(78)	(143)	(11)	(2)	–	–	(234)	(229)
Trade payables, accruals and other liabilities	(16,297)	(55)	(12)	(24)	(3)	(24)	(16,415)	(16,413)
Deferred consideration	(26)	(20)	–	–	–	–	(46)	(46)
	(19,690)	(4,564)	(4,440)	(3,009)	(3,359)	(14,984)	(50,046)	(44,285)
Derivative financial liabilities:
Interest rate derivatives:								(413)
Derivative contracts – receipts	243	1,032	511	140	139	2,951	5,016
Derivative contracts – payments	(330)	(1,165)	(602)	(227)	(226)	(3,144)	(5,694)
Foreign exchange derivatives:								(80)
Derivative contracts – receipts	9,152	1	–	–	–	–	9,153
Derivative contracts – payments	(9,267)	(2)	–	–	–	–	(9,269)
Commodity derivatives:								(10)
Derivative contracts – receipts	–	–	–	–	–	–	–
Derivative contracts – payments	(10)	–	–	–	–	–	(10)
	(212)	(134)	(91)	(87)	(87)	(193)	(804)	(503)
Total	(19,902)	(4,698)	(4,531)	(3,096)	(3,446)	(15,177)	(50,850)	(44,788)
2024
Non-derivative financial liabilities:
Bank loans and overdrafts	(535)	(1)	(1)	(1)	(1)	(7)	(546)	(521)
Bonds and other loans	(6,041)	(2,710)	(3,552)	(4,348)	(2,817)	(14,513)	(33,981)	(28,648)
Lease liabilities	(389)	(322)	(257)	(207)	(147)	(479)	(1,801)	(1,486)
Other financial liabilities	(633)	(41)	(131)	–	(2)	–	(807)	(804)
Trade payables, accruals and other liabilities	(16,064)	(110)	(25)	(35)	(6)	(26)	(16,266)	(16,265)
Deferred consideration	(16)	(1)	–	–	–	–	(17)	(17)
	(23,678)	(3,185)	(3,966)	(4,591)	(2,973)	(15,025)	(53,418)	(47,741)
Derivative financial liabilities:
Interest rate derivatives:								(442)
Derivative contracts – receipts	71	71	192	192	184	408	1,118
Derivative contracts – payments	(178)	(142)	(257)	(260)	(244)	(525)	(1,606)
Foreign exchange derivatives:								(188)
Derivative contracts – receipts	5,641	–	–	–	–	–	5,641
Derivative contracts – payments	(5,867)	–	–	–	–	–	(5,867)
Commodity derivatives:								(20)
Derivative contracts – receipts	–	–	–	–	–	–	–
Derivative contracts – payments	(20)	–	–	–	–	–	(20)
	(353)	(71)	(65)	(68)	(60)	(117)	(734)	(650)
Total	(24,031)	(3,256)	(4,031)	(4,659)	(3,033)	(15,142)	(54,152)	(48,391)
The Group has sublet a small proportion of leased properties. Related future minimum sublease payments are €75 million (2024: €69 million).

168	Unilever Annual Report on Form 20-F 2025	Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
16A. MANAGEMENT OF LIQUIDITY RISK continued
The following table shows cash flows for which cash flow hedge accounting is applied. The derivatives in the cash flow hedge relationships are expected to have an impact on profit and loss in the same periods as the cash flows occur.

	€ million Due within 1 year	€ million Due between 1 and 2 years	€ million Due between 2 and 3 years	€ million Due between 3 and 4 years	€ million Due between 4 and 5 years	€ million Due after 5 years	€ million Total	€ million Net carrying amount of related derivatives(a)
2025
Foreign exchange cash inflows	1,795	–	–	–	–	–	1,795	–
Foreign exchange cash outflows	(1,843)	–	–	–	–	–	(1,843)	(25)
Interest rate swaps cash inflows	180	1,617	141	691	822	3,601	7,052	15
Interest rate swaps cash outflows	(233)	(1,733)	(197)	(698)	(846)	(3,672)	(7,379)	–
Commodity contracts cash inflows	3	–	–	–	–	–	3	3
Commodity contracts cash outflows	(10)	–	–	–	–	–	(10)	(10)
2024
Foreign exchange cash inflows	2,717	–	–	–	–	–	2,717	–
Foreign exchange cash outflows	(2,696)	–	–	–	–	–	(2,696)	31
Interest rate swaps cash inflows	70	70	1,017	42	592	795	2,586	55
Interest rate swaps cash outflows	(71)	(71)	(982)	(58)	(624)	(852)	(2,658)	–
Commodity contracts cash inflows	126	–	–	–	–	–	126	126
Commodity contracts cash outflows	(20)	–	–	–	–	–	(20)	(20)
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
hedging instrument to the hedged item (in most instances these are matched, so the hedge ratio is 1:1).

Financial Statements	Unilever Annual Report on Form 20-F 2025	169

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
At 31 December 2025, the Group had hedged its
exposure to future commodity purchases with
commodity derivatives valued at €284 million (2024:
€660 million).
Hedges of future commodity purchases resulted in
cumulative gains of €83 million (2024: gain of
€27 million) being reclassified to the income
statement and gains of €28 million (2024: gain of
€11 million) being recognised as a basis adjustment
to inventory purchased.

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
Commodity derivatives are generally designated as
hedging instruments in cash flow hedge accounting
relations. All commodity derivative hedging is done in
line with CRM policy approved by the Chief Financial
Officer and Chief Supply Chain Officer.

A 10% increase in commodity prices as at
31 December 2025 would have led to a €38 million
gain on the commodity derivatives in the cash flow
hedge reserve (2024: €81 million gain in the cash
flow hedge reserve).
A decrease of 10% in commodity prices on a full-
year basis would have the equal but opposite
effect.

(ii) Currency risk
Currency risk on sales, purchases and
borrowings
Because of Unilever’s global reach, it is subject to
the risk that changes in foreign currency values
impact the Group’s sales, purchases and
borrowings.
At 31 December 2025, the exposure to the Group
from companies holding financial assets and
liabilities other than in their functional currency
amounted to €139 million (2024: €351 million).

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
Impact on income statement
A 10% strengthening of the foreign currencies
against the respective functional currencies
of group companies would have led to
approximately an additional €14 million loss in the
income statement (2024: €35 million loss).
A 10% weakening of the foreign currencies against
the respective functional currencies of group
companies would have led to an equal but
opposite effect.
Impact on equity – trade-related cash flow
hedges
A 10% strengthening of foreign currencies against
the respective functional currencies of group
companies hedging future trade cash flows and
applying cash flow hedge accounting, would have
led to €66 million loss (2024: €158 million loss) in
equity.
A 10% weakening of the same would have led to
an equal but opposite effect.

As at year end, the Group had the below notional amount of currency derivatives outstanding to which cash flow hedge accounting is applied:
Currency	€ million 2025	€ million 2024
EUR*	(18)	(1,014)
GBP	(560)	(404)
USD	242	306
SEK	(72)	(87)
CAD	(109)	(194)
SGD	62	68
Others	(206)	(260)
Total	(661)	(1,585)
* Euro exposure relates to group companies having non- euro functional currencies.

170	Unilever Annual Report on Form 20-F 2025	Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
16B. MANAGEMENT OF MARKET RISK continued

Potential impact of risk			Management policy and hedging strategy	Sensitivity to the risk

Currency risk on the Group’s net investments
The Group is also subject to currency risk in relation
to the translation of the net investments of its foreign
operations into euros for inclusion in its consolidated
financial statements.
These net investments include Group financial loans,
which are monetary items that form part of our net
investment in foreign operations, of €4.4 billion
(2024: €7.9 billion), of which €3.1 billion (2024: €3.5
billion) is denominated in USD and nil in GBP (2024:
€3.1 billion). In accordance with IAS 21, the
exchange differences on these financial loans are
booked through reserves.
Part of the currency exposure on the Group’s
investments is also managed using net investment
hedges for the currencies listed below, with nominal
values as stated below.

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

Impact on equity – net investment hedges
A 10% strengthening of the euro against other
currencies would have led to €43 million
(2024: €162 million) loss in the equity on the
net investment hedges used to manage the
currency exposure on the Group’s investments.
A 10% weakening of the euro against other
currencies would have led to an equal but opposite
effect.
Impact on equity – net investments in group
companies
A 10% strengthening of the euro against all other
currencies would have led to €2,160 million
negative retranslation effect (2024: €2,600 million
negative retranslation effect).
A 10% weakening of the euro against all other
currencies would have led to an equal but opposite
effect.
In line with accepted hedge accounting treatment
and our accounting policy for financial loans, the
retranslation differences would be recognised in
equity.

Currency	€ million 2025	€ million 2024
USD	2,762	3,023
CNY	(999)	(1,081)
ILS	(338)	(323)
TRY	(245)	–
CHF	(750)	–
At 31 December 2025, the net exposure of the net investments in foreign currencies amounts to €21.6 billion (2024: €26.0 billion).
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
Taking into account the impact of interest rate swaps,
at 31 December 2025, interest rates were fixed on
approximately 84% of the expected financial
liabilities (excluding lease liabilities) for 2026, and
71% for 2027 (76% for 2025 and 68% for 2026 at 31
December 2024).
As at year end, the Group had the below notional
amount of interest rate derivatives outstanding on
which hedge accounting is applied:

Unilever’s interest rate management approach aims
for an optimal balance between fixed- and floating-
rate interest rate exposures on expected financial
liabilities. The objective of this approach is to
minimise annual interest costs.
This is achieved either by issuing fixed- or floating-
rate long-term debt, or by modifying interest rate
exposure through the use of interest rate swaps.
The majority of the Group’s existing interest rate
derivatives are designated as fair value hedges and
are expected to be effective. The fair value
movement of these derivatives is recognised in the
income statement, along with any changes in the
relevant fair value of the underlying hedged asset or
liability.

Impact on income statement
Assuming that all other variables remain constant,
a 1.0 percentage point increase in floating interest
rates on a full-year basis as at 31 December 2025
would have led to an additional €47 million of
additional finance cost (2024: €94 million additional
finance costs).
A 1.0 percentage point decrease in floating interest
rates on a full-year basis would have led to an
equal but opposite effect.
Assuming that all other variables remain constant,
a 1.0 percentage point increase in interest rates on
a full-year basis as at
31 December 2025 would have led to an additional
€20 million of additional finance costs related to net
investment hedge interest rate swaps (2024: €12
million cost).
A 1.0 percentage point decrease in interest rates
on a full-year basis would have led to an additional
€22 million of finance income related to net
investment hedge interest rate swaps (2024: €12
million income).
Impact on equity – cash flow hedges
Assuming that all other variables remain constant,
a 1.0 percentage point increase in interest rates on
a full-year basis as at
31 December 2025 would have led to an additional
€6 million debit in equity from derivatives in cash
flow hedge relationships (2024: €5 million credit).
A 1.0 percentage point decrease in interest rates
on a full-year basis would have led to an additional
€7 million credit in equity from derivatives in cash
flow hedge relationships (2024: €5 million debit).

Cash flow hedge	€ million 2025	€ million 2024
Currency	5,852	2,211
EUR	5,000	1,250
USD	852	961
Fair value hedge
Currency	3,494	3,660
EUR	2,000	2,000
USD	1,150	1,298
GBP	344	362
Net investment hedge
Currency	599	647
CNY	599	647

For interest management purposes, transactions with a
maturity shorter than six months from inception date
are not included as fixed interest transactions.
The average interest rate on short-term borrowings in
2025 was 4.3% (2024: 6.3%).

(a)See the weighted average amount of financial liabilities with fixed-rate interest shown in the following table.

Financial Statements	Unilever Annual Report on Form 20-F 2025	171

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
16B. MANAGEMENT OF MARKET RISK continued
The following table shows the split in fixed- and floating-rate interest exposures, taking into account the impact of interest rate swaps:

	€ million 2025	€ million 2024
Current financial liabilities	(2,582)	(6,987)
Non-current financial liabilities	(25,696)	(25,066)
Total financial liabilities	(28,278)	(32,053)
Less: lease liabilities	(1,326)	(1,486)
Financial liabilities (excluding lease liabilities)	26,952	30,567
Of which:
Fixed rate (weighted average amount of fixing for the following year)	(22,228)	(21,151)
16C. DERIVATIVES AND HEDGING
The Group does not use derivative financial instruments for speculative purposes. The uses of derivatives and the related values of derivatives are summarised in the following table. Derivatives used to hedge:

	€ million Trade and other receivables	€ million Current financial assets		€ million Non-current financial assets	€ million Trade payables and other liabilities	€ million Current financial liabilities		€ million Non-current financial liabilities	€ million Total
31 December 2025
Foreign exchange derivatives
Fair value hedges	–	–		–	–	–		–	–
Cash flow hedges	5	–		–	(30)	–		–	(25)
Hedges on the net investment in foreign operations	–	12	(a)	–	–	(36)	(a)	–	(24)
Hedge accounting not applied	12	38	(a)	4	(11)	(3)	(a)	–	40
Interest rate derivatives
Fair value hedges	–	–		–	–	(9)		(295)	(304)
Cash flow hedges	–	–		117	–	–		(102)	15
Hedges on the net investment in foreign operations	–	–		19	–	–		–	19
Hedge accounting not applied	–	–		–	–	–		(7)	(7)
Commodity contracts
Cash flow hedges	3	–		–	(10)	–		–	(7)
Hedge accounting not applied	–	–		–	–	–		–	–
	20	50		140	(51)	(48)		(404)	(293)
	Total assets			210	Total liabilities			(503)	(293)
31 December 2024
Foreign exchange derivatives
Fair value hedges	–	–		–	–	–		–	–
Cash flow hedges	59	–		–	(28)	–		–	31
Hedges on the net investment in foreign operations	–	69		–	–	(28)	(a)	–	41
Hedge accounting not applied	18	79	(a)	–	(8)	(124)	(a)	–	(35)
Interest rate derivatives
Fair value hedges	–	–		–	–	–		(423)	(423)
Cash flow hedges	–	–		58	–	–		(3)	55
Hedges on the net investment in foreign operations	–	–		–	–	–		(16)	(16)
Hedge accounting not applied	–	1		10	–	–		–	11
Commodity contracts
Cash flow hedges	126	–		–	(20)	–		–	106
Hedge accounting not applied	–	–		–	–	–		–	–
	203	149		68	(56)	(152)		(442)	(230)
	Total assets			420	Total liabilities			(650)	(230)
(a)Swaps that hedge the currency risk on intra-group loans and offset ‘Hedges of net investments in foreign operations’ are included within ‘Hedge accounting not applied’. See below for further details.

172	Unilever Annual Report on Form 20-F 2025	Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
16C. DERIVATIVES AND HEDGING continued
Master netting or similar agreements
A number of legal entities within the Group enter into derivative transactions under International Swaps and Derivatives Association (ISDA) master netting agreements. In general, under such agreements the amounts owed by each counterparty on a single day in respect of all transactions outstanding in the same currency are aggregated into a single net amount that is payable by one party to the other. In certain circumstances, such as when a credit event such as a default occurs, all outstanding transactions under the agreement are terminated, the termination value is assessed and only a single net amount is payable in settlement of all transactions.
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
(i) Financial assets
The following financial assets are subject to offsetting, enforceable master netting arrangements and similar agreements.

				Related amounts not set off in the balance sheet
As at 31 December 2025	€ million Gross amounts of recognised financial assets	€ million Gross amounts of recognised financial assets set off in the balance sheet	€ million Net amounts of financial assets presented in the balance sheet	€ million Financial instruments	€ million Cash collateral received	€ million Net amount
Derivative financial assets	229	(19)	210	(162)	(28)	20
As at 31 December 2024
Derivative financial assets	478	(58)	420	(174)	(89)	157
(ii) Financial liabilities
The following financial liabilities are subject to offsetting, enforceable master netting arrangements and similar agreements.

				Related amounts not set off in the balance sheet
As at 31 December 2025	€ million Gross amounts of recognised financial liabilities	€ million Gross amounts of recognised financial liabilities set off in the balance sheet	€ million Net amounts of financial liabilities presented in the balance sheet	€ million Financial instruments	€ million Cash collateral received	€ million Net amount
Derivative financial liabilities	(522)	19	(503)	162	–	(341)
As at 31 December 2024
Derivative financial liabilities	(708)	58	(650)	174	–	(476)

Financial Statements	Unilever Annual Report on Form 20-F 2025	173

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
To assess whether there is a significant increase in credit risk, the Group compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition. It considers available reasonable and supportive forward-looking information. Macroeconomic information (such as market interest rates or growth rates) is also considered.
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

174	Unilever Annual Report on Form 20-F 2025	Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
17A. FINANCIAL ASSETS
The Group’s Treasury function aims to protect the Group’s financial investments, while maximising returns. The fair value of financial assets is considered to be the same as the carrying amount for 2025 and 2024. The Group’s cash resources and other financial assets are shown below.

Financial assets(a)	€ million Current 2025	€ million Non-current 2025	€ million Total 2025	€ million Current 2024	€ million Non-current 2024	€ million Total 2024
Cash and cash equivalents
Cash at bank and in hand	2,490	–	2,490	3,241	–	3,241
Short-term deposits(b)	1,066	–	1,066	2,436	–	2,436
Other cash equivalents(c)	385	–	385	459	–	459
	3,941	–	3,941	6,136	–	6,136
Other financial assets
Financial assets at amortised cost(d)	541	368	909	736	526	1,262
Financial assets at fair value through other comprehensive income(e)	–	2,216	2,216	–	600	600
Financial assets at fair value through profit or loss:
Derivatives	50	140	190	149	68	217
Other(f)	530	341	871	445	377	822
	1,121	3,065	4,186	1,330	1,571	2,901
Total	5,062	3,065	8,127	7,466	1,571	9,037
(a)For the purposes of this note and note 15C, financial assets and liabilities exclude trade and other current receivables and trade payables and other liabilities which are covered in notes
13 and 14 respectively.
(b)Short-term deposits typically have maturity of up to three months.
(c)Other cash equivalents include investments in overnight funds and marketable securities.
(d)Current financial assets at amortised cost include short-term deposits with banks with maturities longer than three months excluding deposits which are part of a recognised cash management process, fixed income securities and loans to joint venture entities. Non-current financial assets at amortised cost include judicial deposits of €175 million (2024: €196 million).
(e)Included within non-current financial assets at fair value through other comprehensive income are equity investments. These investments are not held by Unilever for trading purposes and hence the Group has opted to recognise fair value movements through other comprehensive income. This includes an amount of €1,655 million related to the Group’s retained investment in TMICC recognised following the demerger of our Ice Cream business during the year. The fair value movement in 2025 of all these equity investments was €(17) million (2024: €64 million).
(f)Current other financial assets at fair value through profit or loss include money market funds, marketable securities and other capital market instruments. Included within non-current financial assets at fair value through profit or loss are assets in a trust to fund benefit obligations in the US (see also note 4B) of €23 million (2024: €30 million), option to acquire non-
controlling interest in subsidiaries of €16 million (2024: €27 million) and investments in financial institutions.
There were no significant changes on account of change in business model in classification of financial assets since 31 December 2024.
There are no financial assets that are designated at fair value through profit or loss, which would otherwise have been measured at fair value through other comprehensive income or amortised cost.

Cash and cash equivalents reconciliation to the cash flow statement	€ million 2025	€ million 2024
Cash and cash equivalents per balance sheet	3,941	6,136
Less: Bank overdrafts	(65)	(180)
Add: Cash and cash equivalents included in assets held for sale	–	–
Less: Bank overdraft included in liabilities held for sale	(6)	(6)
Cash and cash equivalents per cash flow statement	3,870	5,950
Approximately €0.6 billion (or 15%) of the Group’s cash and cash equivalents are held in the parent and central finance companies, for maximum flexibility. These companies provide loans to our subsidiaries that are also funded through retained earnings and third-party borrowings. The Group maintain access to global debt markets through an infrastructure of short- and long-term debt programmes. The Group make use of plain vanilla derivatives, such as interest rate swaps and foreign exchange contracts, to help mitigate risks. More detail is provided in notes 16, 16A, 16B and 16C on pages 166 to 172.
The remaining €3.3 billion (or 85%) of the Group’s cash and cash equivalents are held in foreign subsidiaries which repatriate distributable reserves on a regular basis. For most countries, this is done through dividends which are in some cases subject to withholding or distribution tax. This balance includes €160 million (2024:
€176 million) of cash that is held in a few countries where we face cross-border foreign exchange controls and/or other legal restrictions that inhibit our ability to make these balances available for general use by the wider business. The cash will generally be invested or held in the relevant country and, given the other capital resources available to the Group, does not significantly affect the ability of the Group to meet its cash obligations.

Financial Statements	Unilever Annual Report on Form 20-F 2025	175

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
17B. CREDIT RISK
Credit risk is the risk of financial loss to the Group if a customer or counterparty fails to meet its contractual obligations. Additional information in relation to credit risk on trade receivables is given in note 13. These risks are generally managed by local controllers. Credit risk related to the use of treasury instruments, including those held at amortised cost and at fair value through other comprehensive income, is managed on a Group basis. This risk arises from transactions with financial institutions involving cash and cash equivalents, deposits and derivative financial instruments. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets. To reduce this risk, Unilever has concentrated its main activities with a limited number of counterparties which have secure credit ratings. Individual risk limits are set for each counterparty based on financial position, credit rating and past experience. Credit limits and concentration of exposures are actively monitored by the Group’s Treasury department. Netting agreements are also put in place with Unilever’s principal counterparties. In the case of a default, these arrangements would allow Unilever to net assets and liabilities across transactions with that counterparty. To further reduce the Group’s credit exposures on derivative financial instruments, Unilever has collateral agreements with Unilever’s principal counterparties in relation to derivative financial instruments.
Under these arrangements, counterparties are required to deposit securities and/or cash as a collateral for their obligations in respect of derivative financial instruments. At 31 December 2025, the collateral held by Unilever under such arrangements amounted to €28 million (2024: €89 million), which was entirely in cash.
Further details in relation to the Group’s exposure to credit risk are shown in note 13 and note 16A.
18. Financial instruments fair value risk
The Group is exposed to the risk of changes in fair value of its financial assets and liabilities. The following table summarises the fair values and carrying amounts of financial instruments.

Fair values of financial assets and financial liabilities	€ million Fair value 2025	€ million Fair value 2024	€ million Carrying amount 2025	€ million Carrying amount 2024
Financial assets
Cash and cash equivalents	3,941	6,136	3,941	6,136
Financial assets at amortised cost	909	1,262	909	1,262
Financial assets at fair value through other comprehensive income	2,216	600	2,216	600
Financial assets at fair value through profit or loss
Derivatives	190	217	190	217
Other	871	822	871	822
	8,127	9,037	8,127	9,037
Financial liabilities
Bank loans and overdrafts	(233)	(521)	(233)	(521)
Bonds and other loans	(25,655)	(28,037)	(26,038)	(28,648)
Lease liabilities	(1,326)	(1,486)	(1,326)	(1,486)
Derivatives	(452)	(594)	(452)	(594)
Other financial liabilities	(229)	(804)	(229)	(804)
	(27,895)	(31,442)	(28,278)	(32,053)
The fair value of financial assets and financial liabilities (excluding listed bonds) is considered to be the same as the carrying amount for 2025 and 2024. The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature.
Fair value hierarchy
The fair values shown in notes 15C and 17A have been classified into three categories depending on the inputs used in the valuation technique.
The categories used are as follows:
■Level 1: quoted prices for identical instruments;
■Level 2: directly or indirectly observable market inputs, other than Level 1 inputs; and
■Level 3: inputs which are not based on observable market data.

176	Unilever Annual Report on Form 20-F 2025	Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
18. FINANCIAL INSTRUMENTS FAIR VALUE RISK continued
For assets and liabilities which are carried at fair value, the classification of fair value calculations by category is summarised below:

	Notes	€ million Level 1 2025	€ million Level 1 2024	€ million Level 2 2025	€ million Level 2 2024	€ million Level 3 2025	€ million Level 3 2024	€ million Total fair value 2025	€ million Total fair value 2024
Assets at fair value

Financial assets at fair value through other comprehensive income	17A	1,663	10	4	4	549	586	2,216	600
Financial assets at fair value through profit or loss:
Derivatives(a)	16C	–	–	210	420	–	–	210	420
Other	17A	530	445	–	–	341	377	871	822

Liabilities at fair value
Derivatives(b)	16C	–	–	(503)	(650)	–	–	(503)	(650)
Contingent consideration	14	–	–	–	–	(46)	(1)	(46)	(1)
(a)Includes €20 million (2024: €203 million) derivatives, reported within trade receivables, that hedge trading activities.
(b)Includes €(51) million (2024: €(56) million) derivatives, reported within trade payables, that hedge trading activities.
There were no significant changes in classification of fair value of financial assets and financial liabilities since 31 December 2024. There were also no significant movements between the fair value levels since 31 December 2024.
The impact in 2025 income statement due to Level 3 instruments is a loss of €(46) million (2024: loss of €(58) million).
Reconciliation of Level 3 fair value measurements of financial assets and financial liabilities is given below:

Reconciliation of movements in Level 3 valuations	€ million 2025	€ million 2024
1 January	962	684
Gains/(losses) recognised in income statement	(46)	(58)
Gains/(losses) recognised in other comprehensive income	(22)	67
Purchases and new issues	30	135
Sales and settlements	(80)	134
31 December	844	962
SIGNIFICANT UNOBSERVABLE INPUTS USED IN LEVEL 3 FAIR VALUES
Assets valued using Level 3 techniques include €630 million (2024: €658 million) relating to a number of unlisted investments within Unilever Ventures companies, none of which are individually material; €155 million (2024: €172 million) of long-term cash receivables under life insurance policies and
€16 million (2024: €27 million) for option to acquire non-controlling interest. Valuation techniques used are specific to each asset and liability, a change in one or more of the inputs to reasonably possible alternative assumptions would not change the value significantly for all assets and liabilities.
Calculation of fair values
The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December 2024.
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
■Derivatives are valued using valuation techniques with market observable inputs. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying commodities.
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
circumstances involved. Unlisted investments include €630 million (2024: €658 million) of investments within Unilever Ventures companies.

Financial Statements	Unilever Annual Report on Form 20-F 2025	177

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
19. Provisions

Provisions are recognised where a legal or constructive obligation exists at the balance sheet date, as a result of a past event, where the amount of the obligation can be reliably estimated and where the outflow of economic benefit is probable.

Provisions	€ million 2025	€ million 2024
Due within one year	589	831
Due after one year	539	571
Total provisions	1,128	1,402

Movements during 2025	€ million Restructuring	€ million Legal	€ million Brazil indirect taxes	€ million Other	€ million Total
1 January 2025	466	282	64	590	1,402
Additions through business combinations	–	13	–	–	13
Distributed through demerger	(16)	(16)	(4)	(23)	(59)
Income statement:
Charges	261	132	9	166	568
Releases	(202)	(15)	(5)	(83)	(305)
Utilisation	(284)	(69)	(4)	(54)	(411)
Currency translation	(11)	(26)	–	(43)	(80)
31 December 2025	214	301	60	553	1,128
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

Lease commitments are the future cash outflows from the lease contracts which are not recorded in the measurement of lease liabilities. These include potential future payments related to leases of low-value assets, leases which are less than 12 months, variable leases, extension and termination options and leases not yet commenced but which we have committed to.

Other commitments principally comprise commitments under contract to purchase materials and services. They do not include commitments to purchase property, plant and equipment, which are reported in note 10 on pages 155 to 157.

Lease commitments and other commitments fall due as follows:	€ million Leases 2025	€ million Leases 2024	€ million Other commitments 2025	€ million Other commitments 2024
Within 1 year	89	101	1,371	1,654
Later than 1 year but not later than 5 years	80	163	1,848	2,360
Later than 5 years	43	66	268	184
	212	330	3,487	4,198

178	Unilever Annual Report on Form 20-F 2025	Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
20. COMMITMENTS AND CONTINGENT LIABILITIES continued
CONTINGENT LIABILITIES

Contingent liabilities are either possible obligations that will probably not require a transfer of economic benefits, or present obligations that may, but probably will not, require a transfer of economic benefits. It is not appropriate to make provisions for contingent liabilities, but there is a chance that they will result in an obligation in the future. Assessing the amount of liabilities that are not probable is highly judgemental, so contingent liabilities are disclosed on the basis of the known maximum exposure or are unquantified where the financial impact cannot be reliably measured.

Contingent liabilities arise in respect of litigations against group companies, investigations by competition, regulatory and fiscal authorities and obligations arising under environmental legislation. In many markets, there is a high degree of complexity involved in the local tax regimes. The majority of contingent liabilities are in respect of fiscal matters in Brazil. In addition, the Group is subject to litigation arising from alleged asbestos contamination in talcum powder products manufactured and sold decades ago. For cases where settlement is probable and can be reliably estimated, a provision has been recognised. Other cases, where the estimated financial impact cannot be reliably estimated, are unquantified contingent liabilities.
In the case of fiscal matters, the known maximum exposure is the amount included in a tax assessment.

Summary of contingent liabilities	€ million 2025	€ million 2024
Corporate reorganisation – IPI, PIS and COFINS taxes and penalties	3,557	3,230
Inputs for PIS and COFINS taxes	13	35
Goodwill amortisation	155	144
Other tax assessments – approximately 500 cases	771	855
Total Brazil Tax	4,496	4,264
Other contingent liabilities	496	571
Total contingent liabilities	4,992	4,835
Brazil tax
During 2004, and in common with many other businesses operating in Brazil, one of our Brazilian subsidiaries received a notice of infringement from the Federal
Revenue Service in respect of indirect taxes regarding corporate reorganisation. The notice alleges that a 2001 reorganisation of our local corporate structure was undertaken without a valid business purpose. The 2001 reorganisation was comparable with restructuring done by many companies in Brazil. The original dispute was resolved in the courts in the Group’s favour. However, in 2013 a new assessment was raised in respect of a similar matter. Additionally, during the course of 2014 and between 2017 and 2025, other notices of infringement were issued based on the same grounds argued in the previous assessments. The total amount of the tax assessments in respect of this matter is €3,557 million (2024: €3,230 million).
The Group believes that the likelihood that the Brazilian tax authorities will ultimately prevail is low, however there can be no guarantee of success in court. In each case, we believe our position is strong, so they have not been provided for and are considered to be contingent liabilities. Due to the fiscal environment in Brazil, there remains the possibility of material tax assessments related to the same matters for periods not yet assessed. We expect that tax litigation cases related to this matter may move from the Administrative to the Judicial Courts, although the exact timing is uncertain. In such case, we will be required to make a judicial deposit or provide a guarantee in respect of the disputed tax, interest and penalties. The judicial process in Brazil is likely to take a number of years to conclude.
The contingent liabilities reported for indirect taxes relating to disputes with the Brazilian authorities are separate from the provisions listed in note 19. Unilever does not hold provisions and contingent liabilities for the same matters.
21. Demerger of the Ice Cream Business
On 6 December 2025, Unilever completed the separation of its Ice Cream business, now known as The Magnum Ice Cream Company N.V. (‘TMICC’) an independent listed company incorporated and headquartered in the Netherlands. The separation was effected through a demerger of 80.15% of Unilever’s holding in TMICC to
Unilever shareholders. Unilever retained a 19.85% stake in TMICC, which has been recognised as an equity investment. TMICC shares were admitted to trading on
Euronext Amsterdam, the London Stock Exchange and the New York Stock Exchange on 8 December 2025.
Under IFRIC 17 ‘Distributions of Non-cash Assets to Owners’, a liability and an equity distribution are measured at the fair value of the assets to be distributed when the dividend is appropriately authorised and no longer at the entity’s discretion. The liability, dividend distribution and associated gain on demerger were recognised in
December 2025 when the demerger distribution was authorised.
The fair value of the Ice Cream business was €8.4 billion. This was measured by reference to the daily closing quoted average TMICC share price over a five-day period post-listing, which was considered representative of the fair value at the distribution date. A gain on distribution of the Ice Cream business was recorded in the
Income Statement in 2025. This gain is presented as part of discontinued operations and is exempt from tax.
The gain included €1.7 billion relating to the measurement of the retained stake to fair value using the same methodology. Any future gains or losses on the retained stake will be recognised in other comprehensive income.
The carrying value of the net assets of the Ice Cream business in the consolidated financial statements was €4.0 billion.
In addition, there was a reclassification of the Group’s share of cumulative exchange differences arising on translation of the foreign currency net assets from reserves to the income statement of €1.0 billion. The total gain on the demerger of the Ice Cream business was €3.4 billion.

Financial Statements	Unilever Annual Report on Form 20-F 2025	179

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
21. DEMERGER OF THE ICE CREAM BUSINESS continued
Total gain on demerger calculation

		€ million 2025
Fair value of the Ice Cream business distributed	(80.15%)	6,752
Fair value of the retained ownership in TMICC	(19.85%)	1,672
Total fair value		8,424
Carrying amount of the net assets and liabilities distributed/derecognised, comprised of:
Goodwill		(3,322)
Intangible assets		(729)
Property, plant and equipment		(2,234)
Pension assets		(80)
Inventories		(925)
Net deferred tax assets		(302)
Other non-current assets		(10)
Trade and other receivables		(1,960)
Cash and cash equivalents		(531)
Current tax assets		(43)
Trade payables and other current liabilities		2,797
Financial liabilities		3,179
Pension liabilities		86
Provisions		59
Total carrying amount of net assets derecognised		(4,015)
Gain on demerger before exchange movements		4,409
Loss on recycling of currency retranslation on disposal		(1,036)
Total gain on the demerger after tax		3,373
Financial information relating to the operations of Ice Cream is set out below and includes financial information up until the date of the demerger. We have reported everything from turnover to operating profit in line with what was previously disclosed for the Ice Cream business as discontinued operations for the financial years 2023 and 2024. Below operating profit, some allocations have been made to income and costs not historically reported as part of our segment information, where costs are shared by the Ice Cream business. We have recognised the India Ice Cream business as part of discontinued operations and recognised the related assets and liabilities as held for sale in the balance sheet, following an agreement to sell this business to The Magnum Ice Cream Company in the first half of 2026.
Unilever will continue to provide services (including IT infrastructure, marketing and co-packing services), supply materials, and continue to invoice and collect cash on behalf of The Magnum Ice Cream Company under a Transitional Services Agreement (TSA). The management fee for these services is recognised within operating profit. The TSA will continue for a maximum period of two years from the demerger of the Ice Cream business.
This financial information may differ, both in purpose and basis of preparation, from the Historical Financial Information and the Interim Financial Information included in The Magnum Ice Cream Company’s prospectus and from that which may be published by The Magnum Ice Cream Company. As a result, while the two sets of financial information may be similar, they may not be the same because of certain differences in accounting and disclosure under IFRS, including differences in perimeter.
The total results from discontinued operations are as follows (2025 results are for the year to date until 6 December):

Total results from discontinued operations (Ice Cream)	€ million 2025	€ million 2024	€ million 2023
Turnover	7,691	8,282	7,924
Operating profit	677	571	760
Profit before tax from discontinued operations	613	498	712
Taxation	(188)	(168)	(209)
Profit after taxation from discontinued operations	425	330	503
Total gain on demerger after tax	3,373	—	—
Profit after taxation on demerger of discontinued operations	3,798	330	503
Attributable to:
Non-controlling interests	11	16	18
Shareholders’ equity	3,787	314	485
Basic earnings per share from discontinued operations (€)	1.73	0.14	0.22
Diluted earnings per share from discontinued operations (€)	1.73	0.14	0.22
Cash flows from discontinued operations included an operating inflow of €0.3 billion. Investing outflow was €0.7 billion, mainly from the cash de-recognised at the time of the demerger and capital expenditure. Financing activities contributed a €3.1 billion inflow, primarily from the bond issuance completed by TMICC. Of this bond finance, €2.7 billion was used to settle an intercompany position between TMICC and Unilever prior to the demerger. The total cash flows arising from discontinued operations are as follows (2025 results are for the year to date until 6 December):

	€ million 2025	€ million 2024	€ million 2023
Net operating cash flows attributable to discontinued operations	298	1,058	1,033
Net investing cash flows attributable to discontinued operations	(724)	(202)	(883)
Net financing cash flows attributable to discontinued operations	3,070	(112)	(109)

180	Unilever Annual Report on Form 20-F 2025	Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
22. Acquisitions and disposals

Business combinations are accounted for using the acquisition accounting method as at the acquisition date, which is the date at which control is transferred to the Group.
Goodwill is measured at the acquisition date as the fair value of consideration transferred, plus non-controlling interests and the fair value of any previously held equity interests less the net recognised amount (which is generally fair value) of the identifiable assets and liabilities assumed. Goodwill is subject to an annual review for impairment (or more frequently if necessary) in accordance with our accounting policies. Any impairment is charged to the income statement as it arises. Detailed information relating to goodwill is provided in note 9 on pages 152 to 154.
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

2025
In 2025, the Group completed the business acquisitions and disposals as listed below:

Deal completion date	Acquired/disposed business

1 April 2025	Acquired 100% of Wild, a UK-based company known for its natural, refillable deodorants, lip balms, body washes and handwashes.
1 April 2025	Sold Conimex brand to Paulig Group.
1 April 2025	Acquired the remaining 20% of Nutraceutical Wellness, Inc. (Nutrafol), bringing the Group’s ownership to 100%.
21 April 2025	HUL acquired 90.5% of Minimalist, an India-based premium actives-led beauty brand.
2 September 2025	Acquired 98.7% of Dr. Squatch, a US-based brand specialising in natural personal care products.
In addition to the transactions listed above, in the first quarter of 2026, Unilever completed the disposals of the Graze and Indonesia Tea businesses. Unilever also announced in January 2026 the agreement to sell its Home Care businesses in Colombia and Ecuador; the transactions are expected to close during 2026.
Dr. Squatch Acquisition
On 2 September 2025, Unilever acquired 98.7% of the shares of Dr. Squatch, a US-based company specialising in natural personal care products. This complementary acquisition marks another step in expanding Unilever’s portfolio towards premium and high-growth spaces. The total consideration paid was €1,243 million.
The provisional fair value of net assets recognised on the balance sheet is €614 million. All balances are currently provisional, pending the completion of the asset valuation review. The main asset acquired was the brand intangible valued using an income approach model by estimating future cash flows generated by the brand and discounting them to present value using rates in line with a market participant expectation. The key assumptions in the brand valuation are revenue growth and discount rates. A deferred tax liability related to the brand intangible estimated at €170 million was also recognised. As part of the acquisition, goodwill of €637 million was recognised and is not deductible for tax purposes.
2024
In 2024, the Group completed the business acquisitions and disposals as listed below:

Deal completion date	Acquired/disposed business

1 February 2024	Acquired 91.88% of K18, a US-based premium hair care brand. The acquisition complements Unilever’s existing Beauty & Wellbeing portfolio, with a range of high-quality, hair care products.
1 June 2024	Sold Elida Beauty to Yellow Wood Partners LLC. Elida Beauty comprises more than 20 beauty and personal care brands, such as Q-Tips, Caress, Timotei and TIGI.
1 August 2024	Sold Qinyuan Group (also known as ’Truliva’) to Yong Chao Venture Capital Co., Ltd. Qinyuan Group offers a range of water purification solutions to households in China.
8 October 2024	Sold the Russian subsidiary to Arnest Group. The sale includes all of Unilever’s business in Russia and its four factories in the country, along with our business in Belarus.
1 November 2024	Sold Pureit to A.O. Smith. Pureit offers a range of water purification solutions across India, Bangladesh, Sri Lanka, Vietnam and Mexico, among others.
EFFECT ON CONSOLIDATED INCOME STATEMENT
If the acquisition deals completed in 2025 had all taken place at the beginning of the year, Group turnover would have been €50,861 million, and Group operating profit would have been €9,047 million. In 2024, if all of the acquisitions had taken place at the beginning of the year, Group turnover for 2024 would have been
€52,490 million and Group operating profit would have been €8,831 million.

Financial Statements	Unilever Annual Report on Form 20-F 2025	181

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
22. ACQUISITIONS AND DISPOSALS continued
EFFECT ON CONSOLIDATED BALANCE SHEET
Acquisitions
The following table sets out the effect of acquisitions on the consolidated balance sheet in 2025, as well as the comparative year. The fair values currently used for opening balances are provisional. These balances remain provisional due to there being outstanding relevant information in regard to facts and circumstances that existed as of the acquisition date and/or where valuation work is still ongoing.

	€ million 2025	€ million 2024
Intangible assets	1,109	382
Other non-current assets	67	14
Trade and other receivables	66	15
Other current assets(a)	134	36
Non-current liabilities(b)	(311)	(99)
Current liabilities	(85)	(15)
Net assets acquired	980	333
Non-controlling interest	(30)	(27)
Goodwill(c)	784	310
Total consideration	1,734	616
of which:
Cash	1,687	616
Deferred consideration	47	–
(a)2025 includes inventories of €103 million and cash and cash equivalents of €27 million.
(b)2025 includes deferred tax of €290 million (2024: €99 million).
(c)Goodwill not deductible for tax purposes.
Goodwill represents the future value that the Group believes it will obtain through operational synergies and the application of acquired company ideas to existing
Unilever channels and businesses. Detailed information relating to goodwill is provided in note 9 on pages 152 to 154.
Disposals
The following table sets out the effect of disposals on the consolidated balance sheet in 2025, as well as the comparative year. The results of disposed businesses are included in the consolidated financial statements up until their date of disposal.

	€ million 2025	€ million 2024
Goodwill and intangible assets(a)	71	1,107
Other non-current assets	27	218
Current assets	8	700
Liabilities	(1)	(683)
Net assets sold	105	1,342
Loss on recycling of currency retranslation on disposal	24	545
Non-controlling interest	0	(85)
Profit/(loss) on sale attributable to Unilever	(36)	(406)
Total consideration	93	1,396
of which:
Cash	93	1,299
Non-cash items and deferred consideration	0	97
(a)2025 includes intangibles of €56 million relating to the disposals of of The Vegetarian Butcher, Kate Somerville and Conimex businesses (2024 includes intangibles of €984 million relating to the disposals of the Elida Beauty, Russia and Truliva businesses).

182	Unilever Annual Report on Form 20-F 2025	Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
23. Related party transactions

A related party is a person or entity that is related to the Group. These include both people and entities that have, or are subject to, the influence or control of the Group.
Joint ventures
The following related party balances existed with joint venture businesses at 31 December:

Related party balances	€ million Total 2025	€ million Total 2024
Sales to joint ventures	1,018	1,168
Purchases from joint ventures	128	110
Receivables from joint ventures	90	112
Payables to joint ventures	149	111
Loans to joint ventures	205	227
Royalties and service fees	23	9
Significant joint ventures are Unilever FIMA LDA and Gallo Worldwide LDA in Portugal, Binzagr Unilever Distribution in the Middle East, the Pepsi Lipton Tea
Partnership in the US and Pepsi Lipton International Ltd for the rest of the world.
All transactions between the group and related parties are conducted on arm’s length basis.
Associates
There are no trading balances due to or from associates.
24. Share buyback
On 13 February 2025, Unilever PLC announced a share buyback programme for an aggregate market value up to €1.5 billion. The programme was completed on 30
May 2025, with the Group repurchasing 27,815,955 (2024: 27,368,909) ordinary shares which were held by Unilever as treasury shares until their cancellation in
December 2025. Consideration paid in 2025 for the repurchase of shares including transaction costs was €1,510 million (2024: €1,508 million) and was recognised in other reserves.
25. Remuneration of auditors

	€ million 2025	€ million 2024	€ million 2023
Fees payable to the Group’s auditors for the audit of the consolidated and parent
company accounts of Unilever PLC	13	12	7
Fees payable to the Group’s auditors for the audit of accounts of subsidiaries of
Unilever PLC pursuant to legislation(a)(b)	19	20	16
Total statutory audit fees	32	32	23
Fees payable to the Group’s auditors for the audit of non-statutory
financial statements(c)	15	8	–
Audit-related assurance services(d)	2	1	–
Other taxation advisory services	–	–	–
Services relating to corporate finance transactions	–	–	–
Other assurance services(e)	10	7	1
All other non-audit services(f)	–	–	–
Total fees payable	59	48	24
(a)Comprises fees payable to the KPMG network of independent member firms affiliated with KPMG International Cooperative for audit work on statutory financial statements and Group reporting returns of subsidiary companies.
(b)Amount payable to KPMG in respect of services supplied to associated pension schemes was less than €1 million individually and in aggregate (2024: less than
€1 million individually and in aggregate; 2023: less than €1 million individually and in aggregate).
(c)2025 includes fees payable for reporting accountant services on the historical financial information of the Ice Cream business.
(d)2025 includes €1 million relating to services performed on the historical interim financial information of the Ice Cream business.
(e)2025 includes €6 million related to reporting accountant services performed in preparation for the demerger of the Ice Cream business. 2025 and 2024 include fees payable for CSRD assurance reporting services. With the exception of these services, amounts paid in relation to each type of service are less than €1 million individually and in aggregate (2024: less than
€1 million and in aggregate; 2023: less than €1 million and in aggregate).
(f)2025, 2024 and 2023 include various services, each less than €1 million individually.

Financial Statements	Unilever Annual Report on Form 20-F 2025	183

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS UNILEVER GROUP
26. Events after the balance sheet date

Where events occurring after the balance sheet date provide evidence of conditions that existed at the end of the reporting period, the impact of these events is adjusted within the financial statements. Otherwise, events after the balance sheet date of a material size or nature are disclosed below.

On 12 February 2026, Unilever announced a quarterly dividend with the 2025 fourth-quarter results of €0.47/£0.41 per PLC ordinary share. The total value of the announced dividend is €1,017 million.
In February 2026, we announced a share buyback programme of €1.5 billion to be conducted during 2026.
27. Significant subsidiaries
The following represents the significant subsidiaries of the Group at 31 December 2025, that principally affect the turnover, profit and net assets of the Group. The percentage of share capital shown below represents the aggregate percentage of equity capital directly or indirectly held by Unilever PLC in the company. The companies are incorporated and principally operated in the countries under which they are shown except where stated otherwise.

Country	Name of company	Shareholding
Argentina	Unilever de Argentina S.A.	100%
Australia	Unilever Australia Limited	100%
Brazil	Unilever Brasil Ltda.	100%
Canada	Unilever Canada, Inc.	100%
China	Unilever Services (Hefei) Co. Ltd	100%
England and Wales	Unilever Global IP Ltd	100%
England and Wales	Unilever U.K. Central Resources Limited	100%
England and Wales	Unilever UK & CN Holdings Limited	100%
England and Wales	Unilever U.K. Holdings Limited	100%
England and Wales	Unilever UK Limited	100%
France	Unilever France S.A.S.	100%
Germany	Unilever Deutschland GmbH	100%
Germany	Unilever Deutschland Holding GmbH	100%
India	Hindustan Unilever Limited	62%
Indonesia	PT Unilever Indonesia Tbk	85%
Italy	Unilever Italia Mkt Operations S.R.L.	100%
Mexico	Unilever de Mexico, S. de R.l. de C.V.	100%
Mexico	Unilever Manufacturera S. de R.L. de C.V.	100%
Netherlands	Unilever Europe B.V.	100%
Netherlands	Unilever Nederland B.V.	100%
Netherlands	Mixhold B.V.	100%
Netherlands	Unilever Finance Netherlands B.V.	100%
Netherlands	Unilever International Holdings B.V.	100%
Netherlands	Unilever IP Holdings B.V.	100%
Netherlands	UNUS Holding B.V.	100%
Pakistan	Unilever Pakistan Limited	99%
Philippines	Unilever Philippines, Inc.	100%
Singapore	Unilever Asia Private Limited	100%
South Africa	Unilever South Africa (Pty) Limited	100%
Switzerland	Unilever Finance International AG	100%
Thailand	Unilever Thai Trading Limited	100%
Turkey	Unilever Sanayi ve Ticaret Turk A.S.	100%
United States of America	Conopco, Inc.	100%
United States of America	Nutraceutical Wellness, Inc.	100%
United States of America	Paula's Choice, Inc.	100%
United States of America	The LIV Group, Inc.	100%
United States of America	Unilever Capital Corporation	100%
United States of America	Unilever North America Supply Chain Company LLC	100%
United States of America	Unilever United States, Inc.	100%
Vietnam	Unilever Vietnam International Company Limited	100%
See pages 192 to 200 for a complete list of subsidiary undertakings, associates and joint ventures.

184	Unilever Annual Report on Form 20-F 2025	Financial Statements
THIS PAGE IS INTENTIONALLY LEFT BLANK

Financial Statements	Unilever Annual Report on Form 20-F 2025	185
THIS PAGE IS INTENTIONALLY LEFT BLANK

186	Unilever Annual Report on Form 20-F 2025	Financial Statements
THIS PAGE IS INTENTIONALLY LEFT BLANK

Financial Statements	Unilever Annual Report on Form 20-F 2025	187
THIS PAGE IS INTENTIONALLY LEFT BLANK

188	Unilever Annual Report on Form 20-F 2025	Financial Statements
THIS PAGE IS INTENTIONALLY LEFT BLANK

Financial Statements	Unilever Annual Report on Form 20-F 2025	189
THIS PAGE IS INTENTIONALLY LEFT BLANK

190	Unilever Annual Report on Form 20-F 2025	Financial Statements
THIS PAGE IS INTENTIONALLY LEFT BLANK

Financial Statements	Unilever Annual Report on Form 20-F 2025	191
THIS PAGE IS INTENTIONALLY LEFT BLANK

192	Unilever Annual Report on Form 20-F 2025	Financial Statements
Group Companies
AS AT 31 DECEMBER 2025
In accordance with Section 409 of the Companies Act 2006, a list of subsidiaries, partnerships, associates and joint ventures as at 31 December 2025 is set out below. All subsidiary undertakings are subsidiary undertakings of their immediate parent undertaking(s) pursuant to Section 1162(2)(a) of the Companies Act 2006 unless otherwise indicated – see the notes on page 200. All subsidiary undertakings not included in the consolidation are not included because they are not material for such purposes. All associated undertakings are included in the Unilever Group’s financial statements using the equity method of accounting unless otherwise indicated – see the notes on page 200.
See page 183 of the Annual Report on Form 20-F for a list of the significant subsidiaries.
Companies are listed by country and under their registered office address. The aggregate percentage of capital held by the Unilever Group is shown after the subsidiary company name, except where it is 100%. If the Nominal Value field is blank, then the Share Class Note will identify the type of interest held in the entity.
Subsidiary undertakings included in the consolidation

Name of Undertaking	Nominal Value	Share Class Note
Algeria – Zone Industrielle Hassi Ameur, Oran 31000
Unilever Algérie SPA (72.50)	DZD1,000.00	1
Argentina – Tucuman 1, Piso 4, Ciudad Autónoma de Buenos Aires
Arisco S.A.	ARS1.00	1
Unilever de Argentina S.A.	ARS1.00	1
Club de Beneficios S.A.U.	ARS1.00	1
Urent S.A.	ARS1.00	1
Argentina – Martín Güemes 24 Sur, San Juan, Provincia de San Juan
Helket S.A.	ARS1.00	1
Argentina – Juana Manso 205, 7mo. Piso, Ciudad Autónoma de Buenos Aires
Compre Ahora S.A.	ARS1.00	1
Australia – 219 North Rocks Road, North Rocks, NSW 2151
Unilever Australia (Holdings) Pty Limited	AUD1.00	1
Unilever Australia Group Pty Limited	AUD2.7414	1
Unilever Australia Limited	AUD1.00	1
Unilever Australia Trading Limited	AUD1.00	1
Australia – 111-115 Chandos Street, Crows Nest, NSW 2065
Dermalogica Holdings Pty Limited	AUD1.00	1
Dermalogica Pty Limited	AUD2.00	1
Australia – Level 12, 60 Castlereagh Street, Sydney, NSW 2000
Paula’s Choice International Australia Pty Limited	AUD0.01	1
Australia – 4 Knowles Avenue, North Bondi, NSW
Yeti Parent Holdings Pty Ltd	AUD1.00	1
Australia – Level 16, 68 Pitt Street, Sydney, NSW 2000
Brand Evangelists for Beauty Pty Ltd∆ (68.03)		1
Austria – Jakov-Lind-Straße 5, 1020 Wien
Unilever Austria GmbH	EUR10,000,000.00	1
Bangladesh – 51 Kalurghat Heavy Industrial Area, Kalurghat, Chittagong
Unilever Bangladesh Limited (60.75)	BDT100.00	1
Bangladesh – Fouzderhat Industrial Area, North Kattali, Chattogram 4217
Unilever Consumer Care Limited (81.98)	BDT10.00	1
Belgium – Anderlecht, Industrielaan 9, 1070 Brussels
Unilever Belgium NV/SA	No Par Value	1
Bolivia – Av. Blanco Galindo, Km 10.5, Cochabamba
Unilever Andina Bolivia S.A.	BOB100.00	1
Brazil – Rua Gomes de Carvalho, 1666, conjunto 161, 16ª andar, Bairro Vila Olimpia, São Paulo, ZIP Code 04547-006
E-UB Comércio Limitada	BRL1.00	5
Brazil – R Campos Salles, 20 - Centro - Valinhos, SP, CEP 13.271-900
Unilever Logistica Serviços Limitada	BRL1.00	5
Brazil – Av. das Nações Unidas, n. 14.261, 3rd to 6th floors, Wing B Vila Gertrudes, ZIP Code 04794-000, São Paulo/SP
Unilever Brasil Limitada	BRL1.00	5
Brazil – Av. das Nações Unidas, n. 14.261, 3rd floor, Wing A, Vila Gertrudes, ZIP Code 04794-000, São Paulo/SP
Unilever Brasil Industrial Limitada	BRL1.00	5
Brazil – Avenida das Nações Unidas, nº 14.261, Vila Gertrudes, Andares 24º a 27º,
Sala/Conjunto nº 2401B, 2501B, 2601B, e 2701B, parte, Espaço de Escritório
WeWork nº 25-109, na Cidade de São Paulo, Estado de São Pa, CEP 04794-000

Mãe Terra Produtos Naturais Limitada	BRL1.00	1

Name of Undertaking	Nominal Value	Share Class Note
Brazil – Rua Tenente Pena, No. 156, Bom Retiro, CEP 01127-020, São Paulo
Smart Home Comércio E Locação De Equipamentos S.A.	No Par Value	1
Brazil – São Paulo, Estado de São Paulo na Rua Demóstenes nº 1072, Bairro Campo Belo CEP 04614-010
Ole Franquia Limitada	BRL1.00	1
Brazil – Rua Gomes de Carvalho, 1666, conjunto 161, 5ª andar, locker 5D Bairro Vila Olimpia, São Paulo, ZIP Code 04547-006
Compra Agora Serviços Digitais Limitada	BRL1.00	1
Brazil - AV Francisco Prestes Maia Avenue, Saint Bernard of the countryside, 275,SL 81,Center 09.770-000
Minimalist Importation and Trade of Cosmetics LTDA (56.02)	–	—
Bulgaria – City of Sofia, Borough Mladost, 1, Business Park, Building 4, Floor 5
Unilever Bulgaria EOOD	BGN1,000.00	1
Cambodia – Morgan Tower Building, Level 15, No. 15F-8A/8B/9/10/11/12/13/14/15/16/17A, Street Sopheak Mongkul, Phum 14, Sangkat Tonle Bassac, Khan Chamkarmon, Phnom Penh, 120101
Unilever (Cambodia) Limited	KHR20,000.00	1
Canada – 70 University Ave, 300, Toronto ON M5J2M4
Dermalogica (Canada) Limited	No Par Value	6
Canada – 100 King Street West, 1 First Canadian Place, Suite 1600, Toronto, ON M5X 1G5
UPD Canada Inc.	No Par Value	7
Canada – 1000 rue de la Gauchetière Ouest, Bureau 2500, Montreal, H3B 0A2
4012208 Canada Inc.	No Par Value	7
Canada – 160 Bloor Street East, Suite 1400, Toronto, ON M4W 3R2
Unilever Canada Inc.	No Par Value	8
	No Par Value	9
	No Par Value	10
	No Par Value	11
	No Par Value	12
Canada – McCarthy Tetrault LLP, 745 Thurlow Street, Suite 2400, Vancouver, BC V6E 0C5
Hourglass Cosmetics Canada Limited	No Par Value	7
Chile – Avenida Las Condes 11.000, Piso 5, Comuna de Vitacura, Santiago
Unilever Chile Limitada		13
China – Room 1001, No. 398 Caoxi Road (N), Xuhui District, Shanghai, 200030
Blueair (Shanghai) Sales Co. Limited	CNY1.00	1
China – No. 33 North Fuquan Road, Changning District, Shanghai, 200335
Unilever (China) Investing Company	USD1.00	1
China – 88 Jinxiu Avenue, Hefei Economic and Technology Development Zone, Anhui, 230601
Unilever (China) Limited	USD1.00	1
Unilever Services (Hefei) Co. Ltd	CNY1.00	1
China – No. 225 Jingyi Road, Tianjin Airport Economic Area, Tianjin
Unilever (Tianjin) Company Limited	USD1.00	1
China – 1068 Ting Wei Road, Jinshanzui Industrial Region, Jinshan District, Shanghai
Unilever Foods (China) Co. Limited	USD1.00	1
China – No. 166 Unilever Avenue West, Qinglong Town, Pengshan District, Meishan City, Sichuan province 620800
Unilever (Sichuan) Company Limited	USD1.00	1

Financial Statements	Unilever Annual Report on Form 20-F 2025	193

GROUP COMPANIES

Name of Undertaking	Nominal Value	Share Class Note
China – Room 326, 3rd Floor, Xinmao Building, 2 South Taizhong Road, (Shanghai) Pilot Free Trade Zone
Uchieve Commerce (Shanghai) Co. Ltd	CNY1.00	1
China – Floor 1, Building 2, No. 33 North Fuquan Road, Changning District, Shanghai 200335
Shanghai CarverKorea Limited	USD1.00	1
China – 2F, No. 10, Lane 255, Xiaotang Road, Fengxian District, Shanghai
Paula’s Choice (Shanghai) Trading Co. Limited	CNY1.00	1
China – Room 1436, No. 1256 and No. 1258 Wanrong Road, Jingan District, Shanghai
Paula’s Choice (Shanghai) Technology Co. Limited	CNY1.00	1
China – No. 88 Yanghua Road, Mingzhu Industrial Zone, Conghua District, Guangzhou City
Unilever (Guangzhou) Co. Limited	CNY1.00	1
China – Room 925, Floor 9, Building 1, Qunjia Building, No. 366 Shengkang Road, Jiubao Street, Shangcheng District, Hangzhou, Zhejiang Province
GoUni (Hangzhou) Trading Co. Limited	CNY1.00	1
China – Room 407, No. 1256, No. 1258 Wanrong Road, Jingan District, Shanghai
UPD (Shanghai) Trading Co. Ltd	CNY1.00	1
Colombia – Avenida Carrera 45, 108-27 Torre 3, Piso 5 y 6, Bogotá D.C.
Unilever Andina Colombia Limitada	COP100.00	1
Costa Rica – Provincia de Heredia, Cantón Belén, Distrito de la Asunción, de la intersección Cariari-Belén, 400 Mts. Oeste, 800 Mts. al Norte
UL Costa Rica SCC S.A.	CRC1.00	1
Côte d’Ivoire – 01 BP 1751 Abidjan 01, Boulevard de Vridi
Unilever-Côte d’Ivoire (99.78)	XOF2,650.00	1
Côte d’Ivoire – Abidjan-Marcory, Boulevard Valery Giscard d’Estaing, Immeuble Plein Ciel, Business Center, 26 BP 1377, Abidjan 26
Unilever Afrique de l’Ouest (in liquidation)	XOF10,000.00	1
Croatia – Strojarska cesta 20, 10000 Zagreb
Unilever Hrvatska d.o.o.	EUR1.00	1
Cuba – Zona Especial de Desarrollo Mariel, Provincia Artemisa
Unilever Suchel, S.A. (60)	USD1,000.00	56
Cyprus – Head Offices, 195C Old Road, Nicosia Limassol, CY-2540 Idalion Industrial Zone – Nicosia
Unilever Tseriotis Cyprus Limited (84)	EUR1.00	1
Czech Republic – Voctářova 2497/18, 180 00 Praha 8
Unilever ČR, spol. s.r.o.	CZK210,000.00	1
Denmark – Ørestads Boulevard 73, 2300 København S
Unilever Danmark A/S	DKK1,000.00	1
Denmark – Petersmindevej 30, 5000 Odense C
Unilever Produktion ApS	DKK100.00	1
Djibouti – Haramous, BP 169
Unilever Djibouti FZCO Limited	USD200.00	1
Dominican Republic – Av. Winston Churchill, Torre Acropolis, Piso 16 E-D, Santo Domingo
Unilever Caribe, S.A.	DOP1,000.00	1
Ecuador – Km 25, Vía a Daule, Guayaquil
Unilever Andina Ecuador S.A.	USD1.00	1
Egypt – 5th Floor, North Tower, Galleria 40 Business Complex, Sheikh Zayed, 6th of October City, Giza
Unilever Mashreq for Manufacturing and Trading (SAE)	EGP10.00	1
Unilever Egypt for Shared Consultations Services	EGP10.00	1
Egypt – Public Free Zone, Alexandria
Unilever Mashreq International Company (in liquidation)	USD1,000.00	1
Egypt – 14 May Bridge, Sidi Gaber, Smouha, Alexandria
Unilever Mashreq Trading LLC (in liquidation)	EGP1,000.00	1
Commercial United for Import and Export LLC (in liquidation)	EGP1,000.00	1
Egypt – 15 Sphinx Square, El-Mohandsin, Giza
Unilever Mashreq for Import and Export LLC	EGP100.00	1
El Salvador – Local 19, Nivel 19, Edificio Torre Futura, Calle El Mirador y 87 Avenida Norte, Colonia Escalón, San Salvador
Unilever El Salvador, SCC S.A. de C.V.	USD1.00	1
Unilever de Centro America S.A. de C.V.	USD11.00	1
England and Wales – Unilever House, 100 Victoria Embankment, London EC4Y 0DY

Name of Undertaking	Nominal Value	Share Class Note
Accantia Group Holdings (unlimited company)	GBP0.01	1
Alberto-Culver (Europe) Limited (in liquidation)	GBP1.00	1
Alberto-Culver Group Limited (in liquidation)	GBP1.00	1
Alberto-Culver UK Holdings Limited (in liquidation)	GBP1.00	1
Alberto-Culver UK Products Limited (in liquidation)	GBP1.00	1
	GBP5.00	14
Associated Enterprises Limited°	GBP1.00	1
GroNext Technologies Limited	GBP1.00	1
Hourglass Cosmetics UK Limited	GBP1.00	1
Margarine Union (1930) Limited°	GBP1.00	1
	GBP1.00	18
	GBP1.00	68
	GBP1.00	69
MBUK Trading Limited (in liquidation)	GBP1.00	1
Mixhold Investments Limited	GBP1.00	1
ND4A Limited	GBP1.00	1
Toni & Guy Products Limited°	GBP0.001	1
UAC International Limited	GBP1.00	1
UML Limited	GBP1.00	1
Unidis Forty Nine Limited (in liquidation)	GBP1.00	1
Unilever AC Limited	GBP1.00	1
Unilever Assam Estates Limited	GBP1.00	1
Unilever Company for Industrial Development Limited (in liquidation)	GBP1.00	1
Unilever Company for Regional Marketing and Research Limited (in liquidation)	GBP1.00	1
Unilever Corporate Holdings Limited°	GBP1.00	1
Unilever Employee Benefit Trustees Limited	GBP1.00	1
Unilever Group Limited°	GBP0.25	1
Unilever South India Estates Limited°	GBP1.00	1
	GBP1.00	15
Unilever S.K. Holdings Limited	EUR1.43	1
Unilever Overseas Holdings Limited°	GBP1.00	1
Unilever U.K. Central Resources Limited	GBP1.00	1
Unilever U.K. Holdings Limited°	GBP1.00	1
Unilever UK & CN Holdings Limited	GBP1.00	2
	GBP1.00	3
	GBP10.00	24
Unilever UK Group Limited	GBP1.00	2
Unilever US Investments Limited°	GBP0.001	1
United Holdings Limited°	GBP1.00	1
England and Wales – The Manser Building, Thorncroft Manor, Thorncroft Drive, Dorking Road, Leatherhead, Surrey, KT22 8JB
Dermalogica (UK) Limited	GBP1.00	1
England and Wales – Oceana House, 39-49 Commercial Road, First Floor, Southampton, Hampshire, SO15 1GA
Aquis Haircare UK Ltd (in liquidation)	GBP1.00	1
England and Wales – c/o TMF Group, 13th Floor, One Angel Court, London EC2R 7HJ
Unilever Ventures III Limited Partnership∞ (86.25)		4
Twenty Nine Capital Partners Limited Partnership∞ (80)		4
Unilever Ventures Limited	GBP1.00	1
Twenty Nine Capital Partners (General Partner) Limited	GBP1.00	1
Unilever Ventures General Partner Limited	GBP1.00	1
England and Wales – 4th Floor, 52 Conduit Street, London W1S 2YX
Twenty Nine Capital Partners V Limited Partnership ∞ (85)		4
England and Wales – Union House, 182-194 Union Street, London SE1 0LH
REN Limited (60.98)	GBP0.01	1
	GBP0.0032	19
	GBP0.0042	126
Murad Europe Limited	GBP1.00	1
England and Wales – Lever House, 3 St James Road, Kingston Upon Thames, Surrey KT1 2BA

194	Unilever Annual Report on Form 20-F 2025	Financial Statements

GROUP COMPANIES

Name of Undertaking	Nominal Value	Share Class Note
Alberto-Culver Company (U.K.) Limited	GBP1.00	1
CPC (UK) Pension Trust Limited (in liquidation)		16
Nature Delivered Limited	GBP0.0001	1
	GBP0.0001	3
	GBP0.0001	84
Marshfield Bakery Limited (in liquidation)	GBP0.01	1
Unilever Pension Trust Limited	GBP1.00	1
Unilever UK Limited	GBP1.00	1
Unilever UK Pension Fund Trustees Limited	GBP1.00	1
Unilever Superannuation Trustees Limited	GBP1.00	1
USF Nominees Limited	GBP1.00	1
England and Wales – 1 More Place, London SE1 2AF
Accantia Health and Beauty Limited (in liquidation)	GBP0.25	1
England and Wales – Port Sunlight, Wirral, Merseyside CH62 4ZD
Unilever Global IP Limited°	GBP1.00	1
England and Wales – Suite 1, 7th Floor, 50 Broadway, London SW1H 0BL
Paula’s Choice UK Limited (in liquidation)	USD1.00	1
England and Wales – 3rd Floor, 1 Ashley Road, Altrincham, Cheshire WA14 2DT
Brand Evangelists for Beauty Limited∆ (80.30)	GBP0.001	2
(100)	GBP0.001	85
(66.47)	GBP0.001	128
(82.92)	GBP0.001	129
England and Wales – Units 1.14-1.17 First Floor of Canterbury Court, Kennington Park, 1-3 Brixton Road, London SW9 6DE
Wild Cosmetics Limited	GBP0.00001	1
England and Wales - 3rd Floor, 5 Lloyds Avenue, London - EC3N 3AE
Minimalist Science Ltd (56.02)	GBP1.00	1
Estonia – Harju maakond, Tallinn, Haabersti linnaosa, Paldiski mnt 96, 13522
Unilever Eesti Aktsiaselts	EUR6.30	1
Ethiopia – Bole Sub City, Kebele 03/05, Lidiya Building, Addis Ababa
Unilever Manufacturing PLC	ETB1,000.00	1
Finland – Post Box 254, 00101 Helsinki
Unilever Finland Oy	EUR16.82	1
Unilever Ingman Production Oy	EUR1,000.00	1
France – 20, rue des Deux Gares, 92500, Rueil-Malmaison
Bestfoods France Industries S.A.S. (99.99)	No Par Value	1
Fralib Sourcing Unit S.A.S. (99.99)	No Par Value	1
Saphir S.A.S. (99.99)	EUR1.00	1
U-Labs S.A.S. (99.99)	No Par Value	1
Unilever France S.A.S. (99.99)	No Par Value	1
Unilever France Holdings S.A.S. (99.99)	EUR1.00	1
Unilever France HPC Industries S.A.S. (99.99)	EUR1.00	1
France – ZI de la Norge – Chevigny Saint-Sauveur, 21800 Quetigny
Amora Maille Societe Industrielle S.A.S. (99.99)	No Par Value	1
France – 42, rue Jean de La Fontaine, Paris, 75016
Laboratoire Garancia	EUR62.50	1
UPD EU	EUR1.00	1
Germany – Wiesenstraße 21, 40549 Düsseldorf
Dermalogica GmbH	EUR25,000.00	1
Germany – Spitaler Straße 16, 20095 Hamburg
ProCepta Service GmbH	EUR28,348.00	1
Germany – Neue Burg 1, 20457 Hamburg
DU Gesellschaft für Arbeitnehmerüberlassung mbH (99.99)	DEM50,000.00	1
Unilever Deutschland GmbH	EUR90,000,000.00	1
	EUR2,000,000.00	1
	EUR1,000,000.00	1
	EUR 100.000,00	1
Unilever Deutschland Holding GmbH	EUR39,000.00	1
	EUR18,000.00	1
	EUR14,300.00	1
	EUR5,200.00	1

Name of Undertaking	Nominal Value	Share Class Note
	EUR6,500.00	1
Unilever Deutschland Produktions GmbH & Co. OHG		4
Rizofoor Gesellschaft mit beschränkter Haftung	EUR15,350.00	1
	EUR138,150.00	1
Schafft GmbH	EUR63,920.00	1
	EUR100,000.00	1
Unilever Deutschland Pensions GmbH	EUR1.00	1
Germany – Alt-Moabit 2, c/o Mazars Advisors GmbH & Co. KG, 10557 Berlin
T2 Germany GmbH (in liquidation)	EUR25,000.00	1
Germany – Langnesestraße 1, 64646 Heppenheim
Maizena Grundstücksverwaltung Gesellschaft mit beschränkter Haftung & Co. offene Handelsgesellschaft		4
Germany – Wiesenstrasse 21, D-40549 Düsseldorf
Murad GmbH	EUR1.00	1
Ren GmbH	EUR1.00	1
Germany – Zehdenicker Str. 110119 Berlin
Paula’s Choice Germany GmbH		4
Ghana – Plot No. Ind/A/3A-4, Heavy Industrial Area, Tema, PO Box 721, Tema
Unilever Ghana PLC (74.50)	GHC0.0192	1
Greece – Kymis Ave & 10, Seneka Str. GR-145 64 Kifissia
Elais Unilever Hellas SA	EUR10.00	1
Unilever Knorr SA	EUR10.00	1
Unilever Logistics SA	EUR10.00	1
Guatemala – 24 Avenida 35-87 Calzada Atanasio Tzul, Zona 12
Unilever de Centroamerica S.A.	GT60.00	1
Haiti – 115, Rue Panamericaine, Estabissement Número 1, Petion Ville
Les Condiments Alimentaires, S.A. (61) (in liquidation)	HTG1000.00	1
Honduras – Anillo Periférico 600 metros después de la colonia, Residencial, Las Uvas contigua acceso de residencial Roble Oeste, Tegucigalpa M.D.C.
Unilever de Centroamerica S.A.	HNL10.00	1
Hong Kong – Suite 1106-8, 11/F, Tai Yau Building, 181 Johnston Road, Wanchai
Blueair Asia Limited	HKD0.10	1
Hong Kong – 6 Dai Fu Street, Tai Po Industrial Estate
Unilever Hong Kong Limited	HKD0.10	1
Hong Kong – Suite 907, 9/F, Silvercord Tower 2, 30 Canton Road, Tsim Sha Tsui, Kowloon
Hourglass Cosmetics Hong Kong Limited	HKD1.00	1
Hong Kong – Units 04-05, 26F, Railway Plaza, 39 Chatham Road South, Tsim Sha Tsui, Kowloon
Hong Kong CarverKorea Limited	HKD1.00	7
Hong Kong – 14th Floor, One Taikoo Place, 979 King’s Road, Quarry Bay
UPD Hong Kong Limited	HKD100.00	1
Hong Kong – 14/F, One Taikoo Place, 979 King’s Road, Quarry Bay
Go-Uni Limited	USD1.00	1
Hong Kong – Unit B, 17/F, United Centre, 95 Queensway, Admiralty
Paula’s Choice Hong Kong Limited	HKD1.00	1
Paula’s Choice Hong Kong Distributor Services Ltd	HKD1.00	1
Hungary – 1138-Budapest, Váci út 121-127
Unilever Magyarország Kft	HUF1.00	1
India – Unilever House, B. D. Sawant Marg, Chakala, Andheri (E), Mumbai 400099
Daverashola Estates Private Limited (61.90)	INR10.00	1
Hindlever Trust Limited (61.90)	INR10.00	1
Hindustan Unilever Limited° (61.90)	INR1.00	1
Lakme Lever Private Limited (61.90)	INR10.00	1
Levers Associated Trust Limited (61.90)	INR10.00	1
Levindra Trust Limited (61.90)	INR10.00	1
Unilever India Limited (61.90)	INR1.00	1
Unilever India Exports Limited (61.90)	INR10.00	1
Unilever Industries Private Limited°	INR10.00	1
Unilever Ventures India Advisory Private Limited	INR1.00	1
Kwality Wall’s (India) Limited (61.90)	INR1.00	1
India – S-327, Greater Kailash – II, New Delhi – 110048, Delhi
Blueair India Private Limited (in liquidation)	INR10.00	1

Financial Statements	Unilever Annual Report on Form 20-F 2025	195

GROUP COMPANIES

Name of Undertaking	Nominal Value	Share Class Note
India – c/o Vaish Associates, 106, Peninsula Centre, Dr S.S. Rao Road, Parel, Mumbai, Maharashtra, 400012
Jech India Private Limited (in liquidation)	INR10.00	1
India – Ground Floor, Plot No. 57, Industrial Area Phase I, Chandigarh 160002
Zywie Ventures Private Limited (33.02)	INR10.00	1
India – 2nd Floor Commercial Building, Hotel Marriott, Khasra No. 55, Ramdas Agarwal Marg, New Jawahar Circle, Gandhi Nagar, Jaipur, Rajasthan, 302015
Uprising Science Private Limited (56.02)	INR10.00	1
India – Plot no. 70, Himmat Nagar, Gopalpura Mod Durgapura, Jaipur, Rajasthan - 302018
Minimalist Foundation (55.46)	INR10.00	1
Indonesia – Grha Unilever, Green Office Park Kav 3, Jalan BSD Boulevard Barat, BSD City, Tangerang, 15345
PT Unilever Indonesia Tbk (84.99)	IDR2.00	1
PT Unilever Enterprises Indonesia (99.99)	IDR1,000.00	1
PT Unilever Trading Indonesia	IDR1,003,875.00	1
Indonesia – Gedung Pasaraya Blok M, Gedung B, Lantai 6 dan 7, Jalan Iskandarsyah II No. 2, DKI Jakarta
PT Gerai Cepat Untung (88.19)	IDR100,000.00	1
Indonesia – KEK Sei Mangkei, Nagori Sei Mangkei, Kecamatan Bosar Maligas, Kabupaten Simalungun 21183, Sumatera Utara
PT Unilever Oleochemical Indonesia	IDR1,000,000.00	1
Indonesia - Gedung Pusat Perfilman H. Usmar Ismail 2nd floor, Unit 210. Jl. H.R. Rasuna Said Kav. C-22, Karet Kuningan Setiabudi, Jakarta Selatan
PT Minimalist Science Indonesia (55.96)	IDR10,000,000.00	1
Iran – No. 23, Corner of 33rd Street, Zagros Street, Argentina Square, Tehran
Unilever Iran (Private Joint Stock Company) (99.99)	IRR1,000,000.00	1
Ireland – 20 Riverwalk, National Digital Park, Citywest Business Campus, Dublin 24
Lipton Soft Drinks (Ireland) Limited	EUR1.26	1
Unilever Ireland (Holdings) Limited	EUR1.26	1
Unilever Ireland Limited	EUR1.26	1
Ireland – Unit 50, The Swan Shopping Centre, Rathmines Road Lower, Dublin, D06V9K5
Dermalogica (Skin Care) Ireland Limited	EUR1.00	1
Isle of Man – Bridge Chambers, West Quay, Ramsey, Isle of Man, IM8 1DL
Rational International Enterprises Limited	USD1.00	1
Israel – 3 Gilboa Street, Airport City, Ben Gurion Airport
Beigel & Beigel Mazon (1985) Limited	ILS1.00	1
Israel – 52 Julius Simon Street, Haifa, 3296279
Bestfoods TAMI Holdings Ltd	ILS0.001	1
Israel Vegetable Oil Company Ltd	ILS0.0001	1
Unilever Israel Foods Ltd	ILS0.10	35
	ILS0.10	79
	ILS0.10	17
	ILS0.0002	25
Unilever Israel Home and Personal Care Limited	ILS1.00	1
Unilever Israel Marketing Ltd	ILS0.0001	1
Unilever Shefa Israel Ltd	ILS1.00	1
Italy – Viale Sarca 235, 20126 Milan
Unilever Italia Administrative Services S.R.L.	EUR70,000.00	1
Italy – Via Paolo di Dono n. 3/A 00142 Roma
Unilever Italia Logistics S.R.L.	EUR600,000.00	1
Unilever Italia Manufacturing S.R.L.	EUR10,000,000.00	1
Unilever Italia Mkt Operations S.R.L.	EUR25,000,000.00	1
Unilever Italy Holdings S.R.L.	EUR1,000.00	1
Italy – Via Plava, 74 10135 Torino
Equilibra S.R.L.	EUR 10,400.00	1
Italy – Business Center Monte Napoleone, Via Monte Napoleone 8, 20121 – Milano
UPD Italia S.r.l.	EUR10,000.00	1
Japan – 2-1-1, Kamimeguro, Meguro-ku, Tokyo 153-8578
Unilever Japan Customer Marketing K.K.	JPY100,000,001.00	1
Unilever Japan Holdings G.K.	JPY10,000,000.00	1
Unilever Japan K.K.	JPY100,000,001.00	1
Rafra Japan K.K.	JPY20,000,000.00	1

Name of Undertaking	Nominal Value	Share Class Note
Japan – Marunouchi Trust Tower – Main 20F, 1-8-3 Marunouchi Chiyoda-ku Tokyo 100-0005
UPD Japan K.K.	JPY109,850.00	1
Jersey – IFC 5, St Helier, JE1 1ST
Unilever Chile Investments Limited	GBP1.00	1
Jordan – Ground Floor, Office No. 1, GH24 Building, Business Park, Development Zone, Amman
Unilever Jordan for Marketing Services	JOD1,000.00	1
Kazakhstan – Abylai Khan Avenue, 53, Abylai Khan Building, 6th Floor, Almaty
Unilever Kazakhstan LLP		4
Kenya – Commercial Street, Industrial Area, PO Box 30062-00100, Nairobi
Unilever Kenya Limited°	KES20.00	1
Korea – 443 Taeheran-ro, Samsung-dong, Kangnam-gu, Seoul
Unilever Korea Co., Ltd	KRW10,000.00	1
Korea – 7th Floor, FKI Tower, 24 Yeoui-daero, Yeouido-dong, Yeongdeungpo- gu, Seoul
CARVERKOREA Co., Limited (97.47)	KRW500.00	7
Korea – #1-313 #1-314, 48, Achasan-ro 17-gil, Seongdong-gu, Seoul
Paula’s Choice Korea, Limited	KRW500,000,000.00	1
Kuwait – AlQibla – Land No.14, Abu Bakir Alssiddiq Street, Mohamed Abdulrahman AlBahar building – Floor #9 – Unit 4
AlBahar United For Wholesale and Retail Trading Company LLCX (30)	KWD0.10	1
Laos – Viengvang Tower, 4th Floor, Room no. 402A, Boulichan Road, Dongpalan Thong Village, Sisattanak District, Vientiane Capital
Unilever Services (Lao) Sole Co. Limited	LAK80,000.00	1
Latvia – Kronvalda bulvāris 3-10, Rīga, LV-1010
Unilever Baltic LLC	EUR1.00	1
Lithuania – Skuodo St. 28, Mazeikiai, LT-89100
UAB Unilever Lietuva distribucija	EUR3,620.25	1
Malawi – Room 33, Gateway Mall, Area 47, Lilongwe Malawi
Unilever South East Africa (Private) Limited (in liquidation)	MWK2.00	1
Malaysia – Suite 2-1, Level 2, Vertical Corporate Tower B, Avenue 10, The Vertical, Bangsar South City, No. 8, Jalan Kerinchi, 59200 Kuala Lumpur, Wilayah Persekutuan
Paula’s Choice Malaysia SEA Sdn. Bhd.	No Par Value	1
Unilever (Malaysia) Holdings Sdn. Bhd.	No Par Value	1
Malaysia - 12th Floor, Menara Symphony, No. 5, Jalan Prof. Khoo Kay Kim Seksyen 13, 46200 Petaling Jaya, Selangor Darul Ehsan
Minimalist Science Sendirian Berhad (56.02)	RM1.00	1
Mexico – Paseo de los Tamarindos No. 150, Piso 2, Bosques de las Loma, Cuajimalpa de Morelos, Ciudad de México, C.P. 05120
Unilever de Mexico S. de R.L. de C.V.	MXN1.00	13
Mexico – Av. Tepalcapa No. 2, Col. Rancho Santo Domingo, C.P. 54900 Tultitlán, Estado de México
Unilever Holding Mexico S. de R.L. de C.V.	MXN1.00	13
Unilever Manufacturera S. de R.L. de C.V.	MXN1.00	13
Unilever Real Estate Mexico S. de R.L. de C.V.	MXN1.00	13
Mexico – Ave. del Comercio 5010, Parque Industrial Nexxus ADN 2, Salinas Victoria, Nuevo León CP 65514
Unilever NA Sourcing West S. de R.L. de C.V.	MXN1.00	13
Morocco – 65, Main Street Finance District, Casablanca Finance City, Place Anfa Ouest Et Palmeraie, Immeuble Walili Street, 10ème Étage – Hay-Hassani (AR)
Unilever Maghreb S.A.	MAD100.00	1
Mozambique – Avenida 24 de Julho, Edifício 24, nº 1097, 4º andar, Maputo
Unilever Mocambique Limitada (in liquidation)	USD0.01	1
Myanmar – Plot No (40,41,47), Min Thate Hti Kyaw Swar Road, 39 Ward, Shwe Pyi Thar Industrial Zone (2), Shwe Pyi Thar Township, Yangon Region, 11411
Unilever (Myanmar) Limited	MMK11,129,679,600.00	1
Myanmar – Lot No. 40-41, Min Thate Hti Kyaw Swar Street, 35 Ward, Shwe Pyi Thar Industrial Zone (2), Shwe Pyi Thar Township, Yangon
Unilever (Myanmar) Services Limited	USD2,000,000.00	1
Myanmar – Lot No. 31, Bamaw Ahtwin Wun Street, Hlaing Thar Yar Industrial Zone 3, Hlaing Thar Yar Township, Yangon, 11401
Unilever EAC Myanmar Company Limited (60)	MMK300,000,000,0 00.00	1
Nepal – Hetauda-3, Basamadi Makawnapur

196	Unilever Annual Report on Form 20-F 2025	Financial Statements

GROUP COMPANIES

Name of Undertaking	Nominal Value	Share Class Note
Unilever Nepal Limited (49.52)	NPR100.00	1
Netherlands – Rodezand 90, 3011 AN Rotterdam
Argentina Investments B.V.	EUR454.00	1
BFO Holdings B.V.	EUR1.00	1
Brazinvest B.V.	EUR1.00	1
Chico-invest B.V.	EUR455.00	1
Doma B.V.	NLG1,000.00	1
Handelmaatschappij Noorda B.V.	NLG1,000.00	1
Hourglass Cosmetics Europe B.V.	EUR1.00	1
Itaho B.V.	EUR1.00	1
Lipoma B.V.	NLG1,000.00	1
Marga B.V.	EUR1.00	1
Mavibel (Maatschappij voor Internationale Beleggingen) B.V.	EUR1.00	1
Mexinvest B.V.	EUR1.00	1
Mixhold B.V.°	EUR1.00	2
	EUR1.00	3
	EUR1.00	26
New Asia B.V.	EUR1.00	1
Nommexar B.V.	EUR1.00	1
Ortiz Finance B.V.	NLG100.00	1
Pabulum B.V.	NLG1,000.00	1
Rizofoor B.V.	NLG1,000.00	1
Rolf von den Baumen’s Vetsmelterij B.V.	EUR454.00	1
Rolon B.V.	NLG1,000.00	1
Saponia B.V.	NLG1,000.00	1
ThaiB1 B.V.	NLG1,000.00	1
ThaiB2 B.V.	NLG1,000.00	1
Unilever Alser B.V.	EUR1.00	1
Unilever Berran B.V.	EUR1.00	1
Unilever Canada Investments B.V.	EUR1.00	1
Unilever Caribbean Holdings B.V.	EUR1,800.00	1
Unilever Europe B.V.	EUR1.00	1
Unilever Europe Business Center B.V.	EUR454.00	1
	EUR454.00	14
Unilever Finance International B.V.	EUR1.00	1
Unilever Finance Netherlands B.V.[o]	EUR1.00	1
Unilever Global Services B.V.	EUR1.00	1
Unilever Holdings B.V.	EUR454.00	1
Unilever Indonesia Holding B.V.	EUR1.00	1
Unilever Insurances N.V.	EUR454.00	1
Unilever International Holdings B.V.°	EUR1.00	1
Unilever Netherlands Retail Operations B.V.	EUR1.00	1
Unilever Nederland Services B.V.	EUR460.00	1
Unilever Overseas Holdings B.V.	NLG1,000.00	1
Unilever PL Netherlands B.V.	EUR1.00	1
Unilever Turkey Holdings B.V.	EUR1.00	1
Unilever US Investments B.V.°	EUR1.00	1
Unilever Ventures Holdings B.V.	EUR453.79	1
Univest Company B.V.	EUR1.00	1
UNUS Holding B.V.	EUR0.10	2
	EUR0.10	3
	Non-voting†
Verenigde Zeepfabrieken B.V.	NLG1,000.00	1
Wemado B.V.	NLG1,000.00	1
Netherlands – Weena 455, 3013 AL Rotterdam
FoodServiceHub B.V.	EUR1.00	1
Netherlands – Bronland 14, 6708 WH, Wageningen Universiteit
Unilever IP Holdings B.V.	EUR1.00	1
Unilever Innovation Centre Wageningen B.V.	EUR460.00	1
Netherlands – Hofplein 19, 3032 AC Rotterdam
Unilever Nederland B.V.	EUR454.00	1

Name of Undertaking	Nominal Value	Share Class Note
Unilever Nederland Holdings B.V.	EUR454.00	1
Unilever Foods & Refreshments Global B.V.	EUR453.78	1
Netherlands – Grote Koppel 7, 3813 AA Amersfoort
Paula’s Choice Europe B.V.	EUR1.00	1
New Zealand – Level 4, 103 Carlton Gore Rd, Newmarket, Auckland 1023
Unilever New Zealand Limited	NZD2.00	1
Nicaragua – Km 11.5, Carretera Vieja a León, 800 Mts Norte, 100 Mts Este, 300 Mts Norte, Managua
Unilever de Centroamerica S.A.	NIC50.00	1
Nigeria – 1 Billings Way, Oregun, Ikeja, Lagos
Unilever Nigeria Plc (75.96)	NGN0.50	1
West Africa Popular Foods Nigeria Limited (51)	NGN1.00	1
Norway – Martin Linges vei 25, Postbox 1, 1331 Fornebu
Unilever Norge AS	NOK100.00	1
Pakistan – Avari Plaza, Fatima Jinnah Road, Karachi, 75530
Unilever Pakistan Foods Limited (76.50)	PKR10.00	1
Unilever Pakistan Limited (99.26)	PKR50.00	1
(71.78)	PKR100.00	14
Palestine – Ersal St., Awad Center, PO Box 3801, Al-Beireh, Ramallah
Unilever Market Development Company (in liquidation)	JOD1.00	1
Palestine – Jamil Center, Al-Beireh, Ramallah
Unilever Agencies Limited (99) (in liquidation)	JOD1.00	1
Panama – PH Dream Plaza, Piso 10 y, Provincia de Panamá, Corregimiento de Parque Lefevre, Costa del Este
Unilever Regional Services Panama S.A. (in liquidation)	USD1.00	1
Panama – Calle 74 Este, corregimiento de San Francisco, PH Midtown SF74, piso 17, oficina 1705, distrito y provincia de Panamá
Unilever de Centroamerica S.A.	No Par Value	1
Paraguay – Roque Centurión Miranda No. 1635, casi Avenida San Martin, Edificio Aymac II, Asunción
Unilever de Paraguay S.A.	PYG1,000,000.00	1
Peru – Av. Paseo de la Republica, 5895 OF. 402, Miraflores, Lima 18
Unilever Andina Perú S.A.	PEN1.00	1
Philippines – 7th Floor, Bonifacio Stopover Corporate Center, 31st Street corner 2nd Avenue, Bonifacio Global City, Taguig City
Unilever Global Services, Inc.	PHP10.00	7
Unilever Philippines, Inc.	PHP50.00	7
Philippines – 11th Avenue, Corner 39th Street, Bonifacio Triangle, Bonifacio Global City, Taguig City, Manila
Universal Philippines Body Care, Inc.	PHP100.00	7
Philippines – Four/Neo, 12th Floor, Fourth Avenue, Bonifacio Global City, Barangay Fort Bonifacio, Taguig 1634, Metro Manila
Gronext Technologies Phils., Inc.	PHP1.00	7
Poland – Jerozolimskie 134, 02-305, Warszawa
Unilever Polska Sp. z o.o.	PLN50.00	1
Unilever Poland Services Sp. z o.o.	PLN50.00	1
Unilever Polska S.A.	PLN10.00	1
Puerto Rico – Edificio VIG Tower, 1225 Avenida Juan Ponce de León, Oficina BS- N, San Juan, 00907
Unilever de Puerto Rico, Inc.°	USD100.00	1
Qatar – Almana & Partners WLL Building, Area No. 43, Al Mamoura, Main Salwa Road, PO Box 91560
Unilever Qatar LLC	QAR1,000.00	1
Romania – Ploiesti, 291 Republicii Avenue, Prahova County
Unilever Romania S.A. (99.93)	ROL0.10	1
Unilever South Central Europe S.A.	ROL260.50	1
Romania – Bucuresti, Sector 2, Barbu Vacarescu 301-311, Cladirea AFI Lakeview, Biroul, E-8-A11
Good People SA (75) (in liquidation)	RON10.00	1
Saudi Arabia – PO Box 5694, Jeddah 21432
Binzagr Unilever LimitedX (49)	SAR1,000.00	1
Scotland – c/o Brodies LLP, Capital Square, 58 Morrison Street, Edinburgh EH3 8BP
Twenty Nine Capital Partners (SLP) Limited Partnership∞		4
Unilever Ventures (SLP) General Partner Limited∞	GBP1.00	1

Financial Statements	Unilever Annual Report on Form 20-F 2025	197

GROUP COMPANIES

Name of Undertaking	Nominal Value	Share Class Note
Unilever Ventures III (SLP) Limited Partnership∞ (14.10)		4
Twenty Nine Capital Partners V (SLP) Limited Partnership∞	GBP1.00	4
Serbia – Belgrade, Serbia, Omladinskih brigada 90v – Novi Beograd
Unilever Beograd d.o.o.		13
Singapore – 18 Nepal Park, 139407
Unilever Asia Private Limited	No Par Value	1
Unilever Singapore Pte. Limited	No Par Value	1
UPD Singapore Pte. Ltd.	No Par Value	1
Gronext Technologies Pte. Ltd.	No Par Value	1
Singapore – 1 Maritime Square, #09-34/35, Harbourfront Centre, 099253
Paula’s Choice Singapore, SEA Pte. Ltd.	SGD1.00	1
Singapore - 8 Cross Sreet, #24-03/04, Manulife Tower, 048424
Minimalist Pte Ltd (56.02)	USD1.00	1
Slovakia – Karadžičova 8/A, 821 08 Bratislava, mestská časť Ružinov
Unilever Slovensko, spol. s. r.o.	EUR1.00	1
South Africa – 15 Nollsworth Crescent, Nollsworth Park, La Lucia Ridge Office Estate, La Lucia, 4051
Unilever South Africa (Pty) Limited	ZAR2.00	1
Unilever South Africa Holdings (Pty) Limited	ZAR1.00	1
	ZAR1.00	2
	ZAR1.00	3
Aconcagua 14 Investments (RF) (Pty) Limited	ZAR1.00	1
South Africa – Oakhurst Office Park, 11-13 St Andrews Road, Parktown, Johannesburg 2193
UPD South Africa (Pty) Limited (60)	No Par Value	1
South Africa - Ballyoaks Office Park Ground Floor, Lacey Oak House, 2191 Bryanston, Sandton, Gauteng, 35 Ballyclare Drive
Minimalist Science Pty Limited (56.02)	–	–
Spain – C/ Tecnología 19, 08840 Viladecans
Unilever España S.A.	EUR24.00	1
Spain – C/ Felipe del Río, 14 – 48940 Leioa
Unilever Foods Industrial España, S.L.U.	EUR600.00	1
Sri Lanka – 324/9 36/1 Havelock Road, Colombo 06
Ceytea (Private) Limited	LKR10.00	1
Lever Brothers (Exports and Marketing) (Private) Limited°	LKR2.00	1
Premium Exports Ceylon (Private) Limited	LKR10.00	1
Unilever Lanka Consumer Limited	LKR10.00	1
Unilever Ceylon Services (Private) Limited	LKR10.00	1
Unilever Sri Lanka Limited°	LKR10.00	1
Sudan – Property No. 125, Block 2, Industrial Area, Kafori District, Bahri, Kafori
Unilever Sudanese Investment Company	SDG10,000.00	1
Sweden – Röntgenvägen 3, PO Box 1056, 171 22 Solna
Alberto Culver AB	SEK100.00	1
Unilever Holding AB	SEK100.00	1
Unilever Sverige AB	SEK100.00	1
Sweden – Karlavagen 104, 115 26 Stockholm
Blueair AB	SEK100.00	2
Switzerland – Bahnhofstrasse 19, CH 8240 Thayngen
Knorr-Nährmittel Aktiengesellschaft	CHF1,000.00	1
Unilever Schweiz GmbH	CHF100,000.00	1
Switzerland – Spitalstrasse 5, 8200 Schaffhausen
Helmsman Capital AG	CHF1,000.00	1
Unilever ASCC AG	USD1,190.33	1
Unilever Finance International AG	EUR1,077.47	1
Unilever Overseas Holdings AG	EUR1,077.47	1
Unilever Schaffhausen Service AG	CHF1,000.00	1
Unilever Swiss Holdings AG	CHF1,000.00	1
Streu mi Vertriebs GmbH	CHF20,000.00	1
Switzerland – Hinterbergstr. 30, CH-6312 Steinhausen
Oswald Nahrungsmittel GmbH	CHF800,000.00	1
Taiwan – 15F, No. 39, Sec. 2, Dunhua S. Road, Da’an District, Taipei City

Name of Undertaking	Nominal Value	Share Class Note
Unilever Taiwan Limited (99.92)	TWD10.00	1
Taiwan – RM 1, 8 F, No. 186, Sec. 1, Zhangmei Rd, Changhua City, Changhua County 50062, Taiwan (R.O.C.)
UPD Taiwan Co., Ltd	TWD27.00	1
Tanzania – Plot No. 4A, Nyerere Road, Dar Es Salaam, PO Box 40383
Unilever Tanzania Limited	TZS20.00	1
Thailand – 161 Rama 9 Road, Huay Kwang Sub-District, Huay Kwang District, Bangkok 10310
Unilever Thai Holdings Limited	THB100.00	1
Unilever Thai Trading Limited	THB100.00	1
Thailand – 989 Siam Piwat Tower, 12A Floor, Unit B1-B2, Office No.1225, Rama 1 Road, Pathum Wan Sub-District, Pathum Wan District, Bangkok
UPD (Thailand) Limited	THB100.00	1
Thailand – 21/39 Soi Ladpraw 15, Chom Phon, Chatuchak, Bangkok, 10900
Gronext Technologies (Thailand) Limited	THB100.00	1
Trinidad & Tobago – Albion Plaza, 3rd Floor, 22-24 Victoria Avenue, Port of Spain
Unilever Caribbean Limited (50.01)	TTD1.00	1
Tunisia – Z.I. Voie Z4-2014, Mégrine Erriadh – Tunis
Unilever Tunisia S.A. (99.78)	TND6.00	1
Unilever Maghreb Export S.A. (99.76)	TND5.00	1
Tunisia – Z.I. Voie Z4, Megrine Riadh, Tunis, 2014
UTIC Distribution S.A. (99.78)	TND10.00	1
Turkey – İnkılap Mahallesi, Dr. Adnan Büyükdeniz Cad, No: 13, Ümraniye İstanbul
Unilever Gida Sanayi ve Ticaret AŞo (99.98)	TRY0.01	1
Unilever Sanayi Ve Ticaret Türk AŞo (99.98)	TRY0.01	1
Besan Besin Sanayi ve Ticaret AŞ (99.99)	TRY0.01	1
Unilever Hizli Tuketim Urunleri Satis Pazarlama ve Ticaret Anonim Sirketi	TRY1.00	1
Uganda – DFCU Towers, 5th Floor, Plot 26 Kyadondo Road, Industrial Area, PO Box 3515, Kampala
Unilever Uganda Limited	UGX20.00	1
Ukraine – 03150, Velyka Vasylkyvska 139
Unilever Ukraine LLC	UAH1.00	1
United Arab Emirates – PO Box 17053, Jebel Ali, Dubai
Severn Gulf FZCOX (50)	AED100,000.00	1
United Arab Emirates – PO Box 17055, Jebel Ali, Dubai
Unilever Gulf FZE	AED1,000,000.00	1
United Arab Emirates – Office No. 901, owned by Easa Saleh AlGurg LLC, Deira, Riqqa AlBateeen
Unilever Binzagr Gulf General Trading LLCX (50)	AED1,000.00	1
Unilever General Trading LLC	AED1,000.00	1
United Arab Emirates – Warehouse No. 1.2, Dubai Industrial Park – Seeh Shwaib 2
Unilever Home & Personal Care Products Manufacturing LLC (49)	AED1,000.00	1
United Arab Emirates - Office No. 4-379-Owned by Hind Abdul Ghaffar Ghulom, Huss
Minimalist Science Trading LLC (56.02)	AED1,000.00	1
United States – 111 River Street, 8th Floor, Hoboken, New Jersey 07030
Alberto-Culver Company	No Par Value	1
Alberto-Culver International, Inc.	USD1.00	1
Alberto-Culver USA, Inc.	No Par Value	1
Conopco, Inc.	USD1.00	7
Kensington & Sons, LLC	No Par Value	13
Pantresse, Inc.	USD120.00	7
Unilever Bestfoods (Holdings) LLC		13
Unilever Capital Corporation	USD1.00	1
Unilever United States, Inc.	USD0.3333	7
US Health & Wellbeing LLC	No Par Value	13
Murad LLC		13
Onnit Labs, Inc.	USD0.01	7
Palisade Enterprise Holdings, Inc.	USD0.0001	23
United States – 700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
Living Proof, Inc.	USD0.01	7
St. Ives Laboratories, Inc.	USD0.01	1
Unilever North America Supply Chain Company, LLC		13

198	Unilever Annual Report on Form 20-F 2025	Financial Statements

GROUP COMPANIES

Name of Undertaking	Nominal Value	Share Class Note
Dermalogica, LLC		13
United States – 247 W. 30th Street, 7 Floor, New York - 10001
The Laundress, LLC		13
United States – 125 S Clark, Suite 2000, Chicago, IL 60603
Blueair Inc.	No Par Value	1
United States – 2816 S. Kilbourne Avenue, Chicago, IL 60624
Unilever Illinois Manufacturing, LLC		13
United States – 2900 W. Truman Boulevard, Jefferson City, MO 65109
Unilever Manufacturing (US), LLC	No Par Value	7
United States – 40 Merritt Boulevard, Trumbull, CT 06611
Unilever Trumbull Holdings, Inc.	USD1.00	7
Unilever Trumbull Research Services, Inc.	USD1.00	1
	USD1.00	34
United States – 60 Lake Street, Suite 3N, Burlington, VT 05401
Seventh Generation, Inc.	USD0.001	7
United States – 605 5th Ave S, Ste 800, Seattle, WA 98104-388
Paula’s Choice, Inc.	USD0.001	7
	USD0.001	22
United States – 705 5th Avenue South, Suite 200, Seattle, WA 98104
Paula’s Choice, LLC		13
United States – c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware, 19801, New Castle County
Nutraceutical Wellness, Inc. (80)	USD0.001	7
The Uncovery, LLC		13
Heat Enterprise Holdings, Inc.	USD0.00001	23
K18, Inc.	USD0.00001	23
Biomimetek, Inc.	USD0.00001	23
Cocotier, Inc.	USD0.001	7
Yeti Parent Holdings, LLC	USD1.00	13
Yeti Intermediate Holdings I, LLC	USD1.00	13
Yeti Intermediate Holdings II, LLC	USD1.00	13
Wild Cosmetics US LLC	USD1.00	1
United States – 3770-1/2 Selby Avenue, Los Angeles, CA 90034
Kingdom Animalia, LLC		13
United States – 11 Ranick Drive South, Amityville, NY 11701
Sundial Brands, LLC		13
United States – 415 Jackson Street, Floor 2, San Francisco, CA 94111
Olly Public Benefit Corporation	USD0.00001	7
United States – 32 West Loockerman Street, Dover, DE 19801
Tatcha, LLC		13
United States – 2121 Park Place, 1st Floor, El Segundo, CA 90245
The LIV Group, Inc.	USD0.01	7
United States – 4056 Del Rey Avenue, Marina Del Rey, CA 90292
SmartyPants, Inc.	No Par Value	7
United States – 4065 Glencoe Ave, Marina del Rey, Suite 300B, California 90292
Dr. Squatch, LLC	USD1.00	13
United States - 16192, Coastal Highway, Lewas, Delaware, Country of Sussex, 19958
Minimalist Science Inc. (56.02)	USD1.00	1
United States – 1169 Gorgas Avenue, Suite A, San Francisco, CA 94129
Welly Health PBC	USD0.00001	7
	USD1.00	100
	USD1.00	111
United States – Resident Agents, Inc, 8 The Green, STE R, Dover, Kent, Delaware, 19901
Brand Evangelists for Beauty Inc.∆ (68.03)	USD0.01	23
Uruguay – Complejo World Trade Center de Montevideo, Torre IV, Calle Luis Bonavita Nro. 1266, Piso 31, Oficina 3101, Montevideo, CP 11.300
Unilever Uruguay SCC S.A.	UYU1.00	1
Uruguay – Edificio World Trade Center Free Zone Torre II, Piso 11, Unidad 1133, Dr. Luis Bonavita 1294, Montevideo, C.P. 11.300
Unilever America Latina S.A.	UYU1.00	1
Vietnam – Lot A2-3, Tay Bac Cu Chi Industrial Zone, Tan An Hoi Ward, Ho Chi Minh City

Name of Undertaking	Nominal Value	Share Class Note
Unilever Vietnam International Company Limited	VND863,104,820,00 0.00	13
Vietnam – No. 156, Nguyen Luong Bang Street, Tan My Ward, Ho Chi Minh City
Unicorn Market Place Vietnam Company Limited (in liquidation)	VND207,819,496,31 1.00	13
Vietnam – 3rd Floor, The Sun Building, No. 3 Me Tri Street, Tu Liem Ward, Hanoi
Paula’s Choice Vietnam Company Limited	VND 6,879,000,000.00	13
Vietnam – Floor 46, Bitexco Financial Tower, No.2 Hai Trieu Street, Ben Nghe Ward, District 1, Ho Chi Minh City
Minimalist Vietnam Company Limited (56.02)	VND1.00	1
Zambia – Stand 2375, Corner Addis Ababa Drive & Great East Road, Show Grounds, Lusaka
Unilever South East Africa Zambia Limited (in liquidation)	ZMK2.00	34
	ZMK2.00	1
Zambia – Stand No. 3027, Nakambala Road Industrial Site, PO Box 71570, Ndola
Chesebrough-Ponds (Private) Limited	ZMW1.00	1
Zimbabwe – 2 Stirling Road, Workington, Harare
Unilever – Zimbabwe (Pvt) Limited∆	ZWD0.002	1
	ZWD0.002	8
SUBSIDIARY UNDERTAKINGS NOT INCLUDED IN THE CONSOLIDATION
Brazil – Av Das Nacoes Unidas, 14261 4º Andar Ala B, Vila Gertrudes, Cep 04792-000, Sao Paulo
Unileverprev Sociedade De Previdencia Privada	No Par Value	13
England and Wales – Unilever House, 100 Victoria Embankment, London EC4Y 0DY
Unilever Fragrance Limited	GBP1.00	1
England and Wales – 1 More London Place, London SE1 2AF
Unidis Twenty Six Limited (in liquidation)	GBP1.00	1
Germany – c/o Regus Stuttgart City Plaza, Rotebuhlplatz 23, 70178, Stuttgart
TIGI Haircare GmbH	EUR25,600.00	1
Germany – Wiesenstraße 21. D-40549 Düsseldorf
Living Proof GmbH	EUR1.00	1
Ghana – Plot No. Ind/A/3A-4, Heavy Industrial Area, Tema, PO Box 721, Tema
Unilever Oleo Ghana Limited	GHS2.250	1
India – Unilever House, B. D. Sawant Marg, Chakala, Andheri (E), Mumbai 400 099
Hindustan Unilever Foundation (61.90)	INR10.00	1
Kenya – Commercial Street, PO Box 40592-00100, Nairobi
Union East African Trust Limited	KES20.00	1
Myanmar – No. 40-41, Min Thate Hti Kyaw Swar Street, 35 Ward, Shwe Pyi Thar Industrial Zone (2), Shwe Pyi Thar Township, Yangon Region
Lever Brothers (Burma) Limited	MMK500,000.00	1
Saudi Arabia – King Abdul Aziz Road, Al Shatae, PO Box 22800, Jeddah 21416
Unilever Trading and Marketing Company	SAR1,000.00	1
United States – 111 River Street, 8th Floor, Hoboken, New Jersey, 07030
Unilever United States Foundation, Inc.		13
ASSOCIATED UNDERTAKINGS
Australia – Floor 1, 101 Moray Street, South Melbourne, 3205
Straand Pty Ltd∆◊ (100)	No Par Value	111
(12.05)	No Par Value	59
Bahrain – Shop 61, Building 866, Road 3618, Block 436 Alseef Manama
Unilever Bahrain Co. W.L.L. (49)	BHD50.00	1
Brazil – Avenida Engenheiro Luiz Carlos Berrini, 105, 16th floor, Ed. Berrini One, Cidade das Monções, São Paulo, SP, Brazil, ZIP Code 04571-010
Gallo Brasil Distribuição e comércio Limitada (55)	BRL1.00	7
Canada – Suite 300-171 West Esplanade, North Vancouver, British Columbia, V7M 3K9
A&W Root Beer Beverages Canada Inc.◊ (40)	No Par Value	38
Canada – 229 Amesbury Gate, Bedford, Nova Scotia, B4B 0R8
The 7 Virtues Beauty Inc.∆◊ (64.29)	No Par Value	58
(11.79)	No Par Value	119
Canada – 1400-160 Bloor Street East, Toronto, ON M4W 3R2
Food Service Direct Logistics Canada, Inc.◊ (60)	CAD1.00	7
China – Room B101, Building 1, No. 33, Fuquan North Road, Changning District, Shanghai
Shanghai Lihuashiheng Food Techical Co. Ltd (33.33)	CNY1.00	1

Financial Statements	Unilever Annual Report on Form 20-F 2025	199

GROUP COMPANIES

Name of Undertaking	Nominal Value	Share Class Note
Cyprus – 2 Marcou Dracou Street, Engomi Industrial Estate, 2409 Nicosia
Unilever PMT Limited∆ (49)	EUR1.71	2
	EUR1.71	3
England and Wales – 100 Victoria Embankment, Blackfriars, London EC4Y 0DY
Uflexreward Holdings LimitedΔ (92.59)	GBP0.001	2
	GBP1.00	21
Uflexreward LimitedΔ (92.59)	GBP1.00	2
England and Wales – Unit 1.8 & 1.9, The Shepherds Building, Charecroft Way, London W14 0EE
SCA Investments Holdings Limited∆◊ (15.61)	GBP0.001	40
(25.19)	GBP0.001	41
(3.63)	GBP0.001	42
(5.31)	GBP0.001	112
England and Wales – 2nd Floor, 5 Jubilee Place, Chelsea, London SW3 3TD
Trinny London Limited∆◊ (54.88)	GBP0.01	58
(32.32)	GBP0.01	71
England and Wales – 2 Leman Street, London E1W 9US
Penhros Bio Limited◊ (37.7)	GBP1.00	1
England and Wales – 6 Snow Hill, London EC1A 2AY
VHSquared Limited◊ (in liquidation) (39.47)	GBP0.01	1
(1.79)	GBP0.01	57
(17.86)	GBP0.01	36
England and Wales – 4 Berens Road, London, England, NW10 5EB
The Nue Co, Ltd∆◊ (20.41)	GBP0.000001	35
(3.98)	GBP0.000001	58
England and Wales – 71-75 Shelton Street, Covent Garden, London, United Kingdom, WC2H 9JQ
Indu Cosmetics, Ltd∆◊ (48.78)	GBP0.0001	111
France – 13 Avenue Morane Saulnier, 78140 Velizy Villacoublay
Pegase S.A.S. (25)	EUR5,000.00	1
France – 7 rue Armand Peugeot, 92500 Rueil-Malmaison
Relais D’or Centrale S.A.S. (49.99)	No Par Value	1
Germany – Beerbachstraße 19, 91183 Abenberg
Hans Henglein & Sohn GmbH◊ (50)	EUR100,000.00	1
Henglein & Co. Handels-und Beteiligungs GmbH & Co. KG◊ (50)		4
Henglein Geschäftsführungsgesellschaft mit beschränkter Haftung◊ (50)	DEM50,000.00	1
Nürnberger Kloßteig NK GmbH & Co. KG◊ (50)		4
Henglein NRW GmbH◊ (50)	DEM250,000.00	1
Germany – Lauchaer Straße 1, 06647 An der Poststraße OT Klosterhaeseler
Henglein GmbH & Co. KG◊ (50)	DEM50,000.00	1
India – 1st & 2nd Floor, Kagalwala House, Plot No. 175, CST Road, Kalina, Bandra Kurla, Santacruz East Mumbai, Mumbai 400098
Peel-Works Private Limited∆◊ (in liquidation) (48.15)	INR30.00	63
(16.66)	INR30.00	70
(14.65)	INR30.00	32
India – 1st Floor Lodha, i-Think Techno Campus, A Wing, Chirak Nagar, Thane MH 400607
Pureplay Skin Sciences (India) Private Limited∆◊ (0.1)	INR10.00	75
(100)	INR100.00	73
(100)	INR100.00	64
(6.54)	INR100.00	65
(8.75)	INR100.00	106
India – Plot No. D 5, Road No. 20, Marol MIDC, Andheri East, Mumbai 400093
Scentials Beautycare & Wellness Ltd∆◊ (63.42)	INR10.00	73
(0.10)	INR10.00	75
India – 15 Ambika Nagar, Sector 4, Hiran Magri, Udaipur, Rajasthan 313002
Derma Goodness Private Limited∆◊ (0.2)	INR10.00	75
(97.93)	INR100.00	110
(20.04)	INR100.00	73
India – Z-44, Panchasayar, P-210-4-1, Panchasayar, Kolkata, WB 700094
Wellness Ville Private Limited∆◊ (0.10)	INR10.00	75
(92.11)	INR50.00	118

Name of Undertaking	Nominal Value	Share Class Note
(100.00)	INR50.00	73
India – 28, B.T. Road, Cossipore, Chiria More, Kolkata, West Bengal 700002
Rabiko Lifestyle Private Limited∆◊ (0.02)	INR10.00	75
(100.00)	INR10.00	114
India – A-2004, Floor-20, Plot-141, Phoenix Tower-A, S.B. Marg, Delisle Road, Lower Parel West, Mumbai 400013
Nutritionalab Private Limited (13.31)	INR10.00	1
India – 109, Floor 1, Plot 16, Vithaldas Chamber, Mumbai Samachar Marg Bombay Stock Exchange, Fort, Mumbai, Maharashtra 400001
ClayCo Cosmetics Private Limited∆◊ (100)	INR50.00	114
(0.1)	INR10.00	75
(100)	INR50.00	73
India – 109, Office No. 202, Simran Plaza, CTS E/829, JN of 3rd & 4th Road, Khar West, Opp Naginas Rest, Khar Colony, Mumbai, 400052
24Carat Remedies Private Limited∆◊ (79.07)	INR10.00	130
(0.06)	INR10.00	75
Indonesia – Jalan Srengseng Raya Nomor 55A, Rukun Tetangga 001, Rukun Warga 002, Kelurahan Srengseng, Kecamatan Kembangan, Jakarta Barat 11630
PT Anugrah Mutu Bersama◊ (40)	IDR1,000,000.00	1
Iran – Second Floor, No. 23, Corner of 33rd Street, Zagros Street, Argentina Square, Tehran
Unilever-Golestan Foods (Private Joint Stock Company)(51)	IRR1,000,000.00	1
Ireland – 70 Sir John Rogerson’s Quay, Dublin 2
Pepsi Lipton International Limited∆ (45.45)	EUR1.00	53
	EUR1.00	54
	EUR1.00	79
	EUR1.00	121
	EUR1.00	122
	EUR1.00	123
	EUR1.00	124
Israel – Kochav Yokneam Building, 4th Floor, PO Box 14, Yokneam Illit 20692
IB Ventures Limited∆ (99.74)	ILS1.00	14
Israel – 8 HaMada Street, Rehovot
Elixr, Ltd∆◊ (28.57)	USD0.01	130
Italy – Via Quercete, n.a. 81016, San Potito Sannitico (CE)
P2P S.r.l (50)	EUR1.00	1
Luxembourg – 5 Heienhaff, L-1736 Senningerberg
Helpling Group Holding S.à r.l.∆◊ (34.06)	EUR1.00	88
(1.37)	EUR1.00	61
(6.13)	EUR1.00	125
Mauritius – c/o Apex Fund Services (Mauritius) Ltd, 4th Floor, 19 Bank Street, Cyber City, Ebene 72201
Capvent Asia Consumer Fund Limited∆ (40.41) (in liquidation)	USD0.01	78
Netherlands – 1016CG Amsterdam, Heregracht 346 A
Inde Wild B.V.∆◊ (60.06)	EUR0.01	111
Oman – PO Box 1711, Ruwi, Postal Code 112
Towell Unilever LLC (49)	OMR1.00	1
Philippines – 11th Avenue Corner, 38th Street, Bonifacio Triangle, Bonifacio Global City, Taguig City, Metro Manila
Sto Tomas Paco Land Corp∆◊ (40)	PHP1.00	7
(40)	PHP10.00	46
(40)	PHP20.00	44
Cavite Horizons Land, Inc.◊ (35.10)	PHP1.00	7
	PHP10,000.00	46
Portugal – Largo Monterroio Mascarenhas, 1,1099–081 Lisboa
Fima Ola – Produtos Alimentares, S.A. (55)	EUR4,125,000.00	1
Gallo Worldwide, Limitada (55)	EUR550,000.00	5
Grop – Gelado Retail Operation Portugal, Unipessoal, Limitada (55)	EUR50,000.00	1
Unilever Fima, Limitada (55)	EUR14,462,336.00	5
Victor Guedes – Industria e Comercio, S.A. (55)	EUR275,000.00	1
Fima Dressings Unipessoal, Lda (55)	EUR50,000.00	1
UL Ice Cream Comercial, Lda (55)	EUR55,000.00	5

200	Unilever Annual Report on Form 20-F 2025	Financial Statements

GROUP COMPANIES

Name of Undertaking	Nominal Value	Share Class Note
ICC Portugal Supply Unipessoal, Lda (55)	EUR1,000.00	5
Portugal – Avenida Conselheiro Fernando de Sousa, 19, 15º, 1070-072, Lisboa
Transportadora Central do Infante, Limitada (55)	EUR27,000.00	5
Saudi Arabia – PO Box 22800, Jeddah 21416
Binzagr Unilever Distribution Company Limited (49)	SAR1,000.00	1
Singapore – 3 Phillip Street, #14-05 Royal Group Building, 048693
YOU Private Limited∆◊ (33.33)		71
(33.56)		93
Singapore – 20A Tanjong Pagar Road, 088443
ESQA Corp Pte Ltd∆◊ (60)		73
(100)		76
Sweden – Sturegatan 38, Stockholm, 11436
SachaJuan Haircare AB∆◊ (69.5)	SEK1.00	9
United Arab Emirates – PO Box 49, Dubai
Al Gurg Unilever LLC (49)	AED1,000.00	1
United Arab Emirates – PO Box 49, Abu Dhabi
Thani Murshid Unilever LLC (49)	AED1,000.00	1
United States – 700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
Pepsi Lipton Tea Partnership (50)		4
Food Service Direct Logistics, LLC (60)		13
United States – c/o The Company Corporation, 251 Little Falls Drive, Wilmington, DE, New Castle 19808
Outliers, Inc.∆◊ (58.77)	USD0.00001	62
(31.35)	USD0.00001	113
Perelel, Inc.∆◊(16.77)	USD0.00001	95
(68.42)	USD0.00001	58
(34.83)	USD0.00001	55
True Botanicals, Inc.∆◊ (51.23)	USD0.0001	62
Hung Vanngo Beauty, Inc.∆◊ (60)	USD0.00001	59
United States – c/o Cogency Global Inc, 850 New Burton Road, in the City of Dover, County of Kent, Delaware

Name of Undertaking	Nominal Value	Share Class Note
Volition Beauty Inc.∆◊ (66.44)	USD0.0001	58
United States – c/o The Corporation Trust Company, Trust Center, 1209 Orange Street, Wilmington, Delaware, 19801, New Castle County
Koco Life LLC∆◊ (26.19)		104
(41.59)		105
New Voices Fund LP∆◊ (32.90)		4
Oak Essentials Holdco, Inc.∆◊ (23.81)	USD0.0001	58
Lemme, Inc.∆◊ (86.28)	USD0.0001	62
(6.38)	USD0.0001	95
Plant People, PBC ∆◊ (22.60)	USD0.0001	95
(9.07)	USD0.0001	62
Alice Mushrooms, Inc ∆◊ (28.75)	USD0.001	62
Eetho Brands Inc.∆◊ (100)	USD0.0001	58
United States – c/o A Registered Agent, Inc, 8 The Green, Ste A, Dover, Kent, DE, 19901
Clean Beauty for All, Inc.∆◊ (21.73)	USD0.0001	62
(41.99)	USD0.0001	95
(62.35)	USD0.0001	51
(67.85)	USD0.0001	96
OneSkin, Inc.∆◊ (28.57)	USD0.00001	58
(5.00)	USD0.00001	7
(7.55)	USD0.00001	59
United States – National Registered Agents Inc., 1209 Orange Street, Wilmington, New Castle, Delaware 19801
Mealogic, Inc.∆◊ (24.82)	USD0.00001	58
United States – 131 Continental Drive Suite 305, Newark, Newcastle, DE, 19713
Create Wellness, Inc.∆◊ (90.07)	USD0.00001	62
(14.18)	USD0.00001	71
United States – Vcorp Services, LLC, 108 W. 13th Street Suite 100, Wilmington, New Castle, DE, 19801.
i-Genie.AI Inc. ∆◊ (99.72)	USD0.0001	103
(8.02)	USD0.0001	58
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
85: Series A Convertible Preferred, 86: Series A2 Preferred, 87: Series B2 Preferred, 88: Series C Preferred, 89: Series A1 CPPS, 90: D1 Preferred, 91: Series E, 92: Series C-2 Pref, 93:
Series B-1 Preferred, 94: Series B-2 Preferred, 95: Series A-2 Preferred, 96: Series A-4 Preferred, 97: Preferred Seed, 98: Seed-3 Preferred, 99: CCPS, 100: Series A Preferred Stock, 101:
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
Preferred, 109: Series Seed 2 Convertible Preferred Shares, 110: Seed CCPS, 111: Series Seed Preferred Shares, 112: M-Ordinary, 113: Series A-9 Preferred, 114: Series Seed CCPS, 115:
Series A-1, 116: Pre-Series B CCCPS, 117: Series A CCCPS, 118: Series Seed A CCPS, 119: Series B Common Stock, 120: B1 Ordinary, 121: I Preferred, 122: K Preferred, 123:
M Preferred, 124: O Preferred, 125: Series F, 126: B4 Ordinary,
127: Pre-Series A CCPS, 128: Series B Convertible Preferred, 129: Series B2 Convertible Preferred, 130: Series Seed-1 Preferred.
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
Χ  Binzagr Unilever Limited, Severn Gulf FZCO, Unilever Binzagr Gulf General Trading LLC and AlBahar United For Wholesale and Retail Trading Company LLC are subsidiary undertakings pursuant to Section 1162(2)(b) Companies Act 2006. The Unilever Group is entitled to 50% of the profits made by Binzagr Unilever Limited, Severn Gulf FZCO and Unilever Binzagr Gulf
General Trading LLC.
◊  Accounted for as non-current investments within non-current financial assets.
∞  Exemption pursuant to Regulation 7 of the Partnership (Accounts) Regulations 2008.
In addition, we have revenues either from our own operations or otherwise in the following locations: Afghanistan, Åland Islands, Albania, American Samoa, Americas, Andorra, Angola,
Anguilla, Antigua and Barbuda, Armenia, Aruba, Azerbaijan, Bahamas, Barbados, Belize, Benin, Bermuda, Bhutan, Bonaire, Bosnia and Herzegovina, Botswana, British Indian Ocean
Territory, British Virgin Islands, Brunei Darussalam, Burkina Faso, Burundi, Cameroon, Cape Verde, Cayman Islands, Central African Republic, Chad, Christmas Island, Cocos (Keeling)
Islands, Comoros, Congo, Cook Islands, Curaçao, Democratic Republic of Congo, Dominica, Equatorial Guinea, Eritrea, Eswatini (previously known as Swaziland), Falkland Islands
(Malvinas), Faroe Islands, Federated States of Micronesia, Fiji, French Guiana, French Polynesia, French Southern Territories, Gabon, Gambia, Georgia, Gibraltar, Greenland, Grenada,
Guadeloupe, Guam, Guernsey, Guinea, Guinea-Bissau, Guyana, Heard Island and McDonald Islands, Holy See (Vatican City State), Iceland, Iraq, Jamaica, Kiribati, Kosovo, Kyrgyzstan,
Lebanon, Lesotho, Liberia, Libya, Liechtenstein, Luxembourg, Macao, Madagascar, Maldives, Mali, Malta, Marshall Islands, Martinique, Mauritania, Mauritius, Mayotte, Moldova (Republic of),
Monaco, Mongolia, Montenegro, Montserrat, Namibia, Nauru, New Caledonia, Niue, Norfolk Island, North Macedonia, Northern Mariana Islands, Palau, Papua New Guinea, Pitcairn,
Réunion, Saint Kitts and Nevis, Saint Lucia, Saint Martin (French part), Saint Pierre and Miquelon, Saint Vincent and the Grenadines, Samoa, San Marino, Senegal, Seychelles, Sierra Leone,
Sint Maarten (Dutch part), Slovenia, Solomon Islands, Somalia, South Georgia and the South Sandwich Islands, South Sudan, Suriname, Svalbard and Jan Mayen, Tajikistan, Timor-Leste,
Togo, Tokelau, Tonga, Turkmenistan, Turks and Caicos Islands, Tuvalu, Uzbekistan, Vanuatu, Virgin Islands (US), Wallis and Futuna, Western Sahara and Yemen.
The Unilever Group has established branches in Azerbaijan, China, Jordan, Kazakhstan, Lebanon, Poland, Turkey and the UK.

Financial Statements	Unilever Annual Report on Form 20-F 2025	201
Shareholder Information – Financial Calendar
ANNUAL GENERAL MEETING

Date	13 May 2026
Voting and Registration date	11 May 2026
QUARTERLY DIVIDENDS

	Announcement date	Ex-dividend date for ordinary shares	Ex-dividend date for ADSs	Record date	Payment date
Quarterly dividend announced with the Q4 2025 results	12 February 2026	26 February 2026	27 February 2026	27 February 2026	10 April 2026
Quarterly dividend announced with the Q1 2026 results	30 April 2026	14 May 2026	15 May 2026	15 May 2026	26 June 2026
Quarterly dividend announced with the Q2 2026 results	28 July 2026	6 August 2026	7 August 2026	7 August 2026	18 September 2026
Quarterly dividend announced with the Q3 2026 results	28 October 2026	12 November 2026	13 November 2026	13 November 2026	18 December 2026
CONTACT DETAILS
Unilever PLC
100 Victoria Embankment
London EC4Y 0DY
United Kingdom
Any queries can be sent to us electronically via:
www.unilever.com/investors/contacts
Shareholders can email us at:
investor.relations@unilever.com
SHAREHOLDER SERVICES
UK

Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZZ
Telephone +44 (0) 370 600 3977
Website	www.investorcentre.co.uk
FAQ and Contact Form	www.investorcentre.co.uk/contactus
The Netherlands

ABN AMRO Bank N.V.
Gustav Mahlerlaan 10
1082 PP Amsterdam
Telephone +31 (0) 20 628 6070
Email	corporate.broking@nl.abnamro.com
US

Equiniti Trust Company LLC
Peck Slip Station
PO Box 2050
New York, NY 10272-2050
Toll-free number (if calling within the US) 866 249 2593
Direct dial +1 718 921 8137
Email	adr@equiniti.com
WEBSITE
Shareholders are encouraged to visit our website, which has a wealth of information about Unilever.
There is a section on our website designed specifically for investors. It includes detailed coverage of the Unilever share price, our quarterly and annual results, performance charts, financial news, and investor relations speeches and presentations. It also includes details of the conference and investor/analyst presentations.
You can also view the Unilever Annual Report and Accounts 2025 (and the
Additional Information for US Listing Purposes) on our website, and those for prior years.
Find out more at www.unilever.com
www.unilever.com/investors
www.unilever.com/investors/annual-report-and-accounts
References to information on websites in this document are included as an aid to their location and such information is not incorporated in, and does not form part of, this document. Any website URL is included as text only and is not an active link.
PUBLICATIONS
Copies of the Unilever Annual Report and Accounts 2025 (and the Additional
Information for US Listing Purposes) and the Annual Report on Form 20-F 2025
can be accessed directly or ordered via the website.
www.unilever.com/investors
UNILEVER ANNUAL REPORT AND ACCOUNTS 2025
The Unilever Annual Report and Accounts 2025 (and the Additional Information
for US Listing Purposes) forms the basis for the Annual Report on Form 20-F, which is filed with the United States Securities and Exchange Commission. It is
also available free of charge from the SEC’s website.
www.sec.gov
Quarterly results announcements
Unilever’s quarterly results announcements are in English, with figures in euros.

202	Unilever Annual Report on Form 20-F 2025	Financial Statements

Additional Information for
US Listing Purposes
Additional information for US listing purposes

Form 20-F references

Item 1	Identity of Directors, Senior Management and Advisers		n/a

Item 2	Offer Statistics and Expected Timetable		n/a

Item 3	Key Information

	B.	Capitalisation and Indebtedness	n/a
	C.	Reasons for the offer and use of proceeds	n/a
	D.	Risk Factors	31-37

Item 4

	A.	History and development of the company	6-29, 51, 133-135, 155-157, 177-181, 201, 206
	B.	Business overview	2-5, 10-29, 31-37, 136-138, 206
	C.	Organisational structure	51, 183, 192-200
	D.	Property, plant and equipment	155-157, 206

Item 4A	Unresolved Staff Comments		n/a

Item 5	Operating and Financial Review and Prospects

	A.	Operating results	10-15, 39-46, 168-171
	B.	Liquidity and capital resources	39-40, 38, 110, 132, 155-157, 161, 164-178
	C.	Research and development, patents and licences, etc.	2, 18-30, 139, 206
	D.	Trend information	2-3, 6-15, 17-28, 31-37
	E.	Critical accounting estimates	n/a

Item 6	Directors, Senior Management and Employees

	A.	Directors and senior management	52-55, 204
	B.	Compensation	78-108, 140-147
	C.	Board practices	56-61, 78-82, 204
	D.	Employees	3, 47, 48, 140, 204
	E.	Share ownership	97-108, 146-147, 204
	F.	Disclosure of a registrant’s actions to recover erroneously awarded compensation	n/a

Item 7	Major Shareholders and Related Party Transactions

	A.	Major shareholders	63, 205
	B.	Related party transactions	182, 205
	C.	Interest of experts and counsel	n/a

Item 8	Financial Information

	A.	Consolidated statements and other financial information	128-191, 201, 205, 212
	B.	Significant changes	182

Item 9	The Offer and Listing

	A.	Offer and listing details	51, 63, 205, 210-211
	B.	Plan of distribution	n/a
	C.	Markets	50
	D.	Selling shareholders	n/a
	E.	Dilution	n/a
	F.	Expenses of the issue	n/a

Financial Statements	Unilever Annual Report on Form 20-F 2025	203

ADDITIONAL INFORMATION FOR US LISTING PURPOSES

Item 10	Additional Information

	A.	Share capital	n/a
	B.	Articles of association	51, 57, 62, 206, 211
	C.	Material contracts	206
	D.	Exchange controls	206
	E.	Taxation	207-210
	F.	Dividends and paying agents	n/a
	G.	Statement by experts	n/a
	H.	Documents on display	201, 206
	I.	Subsidiary information	n/a
	J.	Annual security report to security holders	n/a
Item 11	Quantitative and Qualitative Disclosures about Market Risk		159-176, 6

Item 12	Description of Securities Other than Equity Securities
	A.	Description of debt securities	n/a
	B.	Description of warrants and rights	n/a
	C.	Description of other securities	n/a
	D.	American Depositary Shares	210-211

Item 13	Defaults, Dividend Arrearages and Delinquencies

	A.	Defaults	211
	B.	Dividend arrearages and delinquencies	211

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds		n/a

Item 15	Controls and Procedures

	A.	Disclosure Controls and Procedures	64
	B.	Annual Report on Internal Control	212
	C.	Attestation Report	212
	D.	Changes in Internal Control over Financial Reporting	n/a
Item 16	Reserved

Item 16A.	Audit Committee Financial Expert		71
Item 16B.	Code of Ethics		71, 76-77
Item 16C.	Principal Accountant Fees and Services		71-74, 212
Item 16D.	Exemptions from The Listing Standards for Audit Committees		n/a
Item 16E.	Purchases of Equity Securities by The Issuer and Affiliated Purchasers		79, 182, 211
Item 16F.	Change in Registrant’s Certifying Accountant		n/a
Item 16G.	Corporate Governance		64
Item 16H.	Mine Safety Disclosures		n/a
Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections		n/a
Item 16J.	Insider Trading Policies (Share Dealing Standard)		206, 213-214
Item 16K.	Cybersecurity		207

Item 17	Financial Statements		110-183

Item 18	Financial Statements		110-183

Item 19	Exhibits Please refer to the Exhibit list located immediately before the signature page for this document as filed with the SEC.

204	Unilever Annual Report on Form 20-F 2025	Financial Statements

ADDITIONAL INFORMATION FOR US LISTING PURPOSES
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Employees
The average number of employees for the last three years is provided in note 4A on page 140. The average number of employees during 2025 included 65 seasonal workers. We believe our relationship with our employees and any labour unions of which they may be part is satisfactory in all material respects.
Global employee share plans (SHARES)
Unilever’s global employee plan ‘SHARES’ gives eligible Unilever employees below management level the opportunity to invest between €10 and €200 per month from their net salary in Unilever shares. For every three shares our employees buy (Investment Shares), Unilever will give them one free Matching Share, which will vest if employees hold their Investment Shares for at least three years. The Matching Shares are not subject to any performance conditions. Executive Directors are not eligible to participate in SHARES. As of 2 March 2026 (the latest practicable date for inclusion in this report), awards for 275,113 PLC shares were outstanding under SHARES.
North American share plans
Unilever also maintains share plans for its North American employees that are governed by an umbrella plan referred to as the Unilever North America Omnibus Equity
Compensation Plan, which was amended and restated as of 29 November 2022 to authorise the issue of newly issued Unilever Ordinary Shares under the Plan and subsequently amended and restated as of 25 November 2024 to permit certain cash settlements and exchanges of outstanding Ice Cream awards. These plans are the North American equivalents of the Unilever Share Plan 2017 and SHARES plans, as amended from time to time. The rules governing these share plans are materially the same as the rules governing the Unilever Share Plan 2017 and SHARES plans, respectively. However, the plans contain non-competition and non-
solicitation covenants and they are subject to US and Canadian employment and tax laws. The plans are administered by the North America Compensation Committee of Unilever United States, Inc. and they are governed by New York law.
The foregoing description of the Unilever North America Omnibus Equity Compensation Plan does not purport to be complete and is qualified in its entirety by reference to the Unilever North America Omnibus Equity Compensation Plan, including all amendments thereto, filed as Exhibit 4.2 to the Form S-8 Post Effective
Amendment (File No. 333-185299) filed with the SEC on 12 December 2025.
Remuneration Committee
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
Other arrangements
None of our Non-Executive Directors, Executive Directors or other key management personnel are elected or appointed under any arrangement or understanding with any major shareholder, customer, supplier or others. As mentioned on page 101, Nelson Peltz, a Non-Executive Director, is the Chief Executive and founding partner of Trian Fund Management, LP, which held interests in approximately 1.3% of Unilever’s issued share capital as at 2 March 2026.

Financial Statements	Unilever Annual Report on Form 20-F 2025	205

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
At 2 March 2026 (the latest practicable date for inclusion in this report), there were 1,613 registered holders of Unilever PLC American Depositary Receipts in the
United States. We estimate that approximately 42% of the Company’s ordinary shares (including shares underlying Unilever PLC American Depositary Receipts)
were held in the United States in 2025.
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
Related party transactions
Transactions with related parties are conducted in accordance with agreed transfer pricing policies and include sales to joint ventures and associates. Other than those disclosed in note 23 to the consolidated financial statements (and incorporated herein as above), there were no related party transactions that were material to the Group or to the related parties concerned that are required to be reported in 2025 up to 2 March 2026 (the latest practicable date for inclusion in this report).
Dividend record
The following tables show the dividends declared and dividends paid by PLC for the last five years, expressed in terms of the revised share denominations which became effective from 22 May 2006.

	2025	2024	2023	2022	2021
Dividends declared for the year
PLC dividends
Dividend per 3 1/9 p	€1.82	£1.48	£1.48	£1.48	£1.46
Dividend per 3 1/9 p (US Registry)	$2.11	$1.88	$1.86	$1.77	$2.00
Dividends paid during the year
PLC dividends
Dividend per 3 1/9 p	€1.81	£1.47	£1.50	£1.45	£1.48
Dividend per 3 1/9 p (US Registry)	$2.05	$1.86	$1.86	$1.80	$2.03

206	Unilever Annual Report on Form 20-F 2025	Financial Statements

ADDITIONAL INFORMATION FOR US LISTING PURPOSES
Material contracts
At the date of this Annual Report on Form 20-F, Unilever is not party to any contracts that are considered material to its results or operations.
Exchange controls
Other than certain economic sanctions that may be in place from time to time, there are currently no UK laws, decrees or regulations restricting the import or export of capital or affecting the remittance of dividends or other payments to holders of the PLC’s shares who are non-residents of the UK. Similarly, other than certain economic sanctions that may be in force from time to time, there are no limitations relating only to non-residents of the UK under English law or the PLC’s
Articles of Association on the right to be a holder of, and to vote in respect of, the company’s shares.
Unilever Annual Report on Form 20-F 2025
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
2024 compared to 2023 Financial Performance
We have not included a discussion of year-over-year comparisons between 2024 and 2023 in this Annual Report on Form 20-F. This discussion can be found in
’Group Financial Review’, ’Business Group Review’, ’Planet & Society’, ’Financial
Performance’ and ’Financial Statements’ in our Annual Report on Form 20-F for
the year ended 31 December 2024 filed with the SEC on 13 March 2025.
OTHER INFORMATION ON THE COMPANY
Innovation, research and development
With more than 4,500 scientific and technical experts, including over 500 PhDs,
Unilever’s R&D organisation powers the products and innovation behind our 30
Power Brands that are trusted across the globe. Combining world-
leading science, pioneering talent and advanced digital technologies, we rapidly turn consumer insights into innovations that delight consumers and grow our business. From breakthrough ingredients that deliver superior performance to sensorial experiences and packaging that delight, R&D fuels Desire at Scale across our brands.
Our teams push the boundaries of science in cutting-edge fields such as the microbiome, biotechnology and digital product design. R&D is central to
Unilever’s strategy: applying the latest science and technology to create scalable innovations that drive category growth and market development.
In 2025, R&D investment totalled €836 million, reflecting the exclusion of the Ice
Cream business following its demerger. In the prior two years, investment was
€949 million (2023) and €987 million (2024), including Ice Cream. With a portfolio of more than 16,500 active patents, new technologies and ingredients continue to strengthen performance and deepen consumer preference. Our global R&D centres – strategically located in the most dynamic markets, including the US and India – bring our scientists close to the consumer, top
external partners and our priority businesses.
Digital tools are opening a new era of scientific discovery. Using advanced computing power and AI, we can compress decades of lab work into days, generating insights previously unimaginable. By mapping, modelling and experimenting virtually, we design and simulate every step of the innovation process before scaling for manufacturing. This leap forward – powered by AI, virtual simulation, our proprietary data and a century of scientific expertise –
ensures our teams are leading the industry in the next generation of product innovation.
Raw materials
Our products use a wide variety of raw and packaging materials, which we source locally and internationally and which may be subject to price volatility, either directly or as a result of movements in foreign exchange rates.
Following deflation in 2024, commodity price increases and adverse currency movements in the first half of 2025 resulted in net material inflation of €0.2 billion.
These pressures continued into the second half,
leading to net material inflation of €0.3 billion for the full year 2025. The impact of net material inflation was partially offset by productivity improvements.
Seasonality
Our Ice Cream business was subject to seasonal fluctuations in sales during the part of the year ended 31 December 2025 while it was part of Unilever’s business. However, Unilever operates globally in many different markets and product categories, and no individual element of seasonality is likely to be material to the results of the Group as a whole.
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
Iran-related required disclosure
Unilever operates in Iran through a non-US subsidiary. In 2025, sales in Iran were significantly less than 0.5 per cent of Unilever’s worldwide turnover. During the year, this non-US subsidiary had approximately €3,713,022 in gross revenues and €1,578,098 in net profits attributable to the sale of personal care and home care products to the Shahrvand Group, an entity affiliated with the
Government of Iran. Income, payroll and other taxes, duties and fees (including for utilities) were payable to the Government of Iran and affiliated entities and significantly less than 0.5 per cent of our total raw material purchases were indirectly related to the Government of Iran in connection with our operations.
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
believe our existing facilities are satisfactory for our current business, and we currently have no plans to construct new facilities or expand or improve our current facilities in a manner that is material to the Group.

Financial Statements	Unilever Annual Report on Form 20-F 2025	207

ADDITIONAL INFORMATION FOR US LISTING PURPOSES
CYBER SECURITY RISK MANAGEMENT
AND STRATEGY
Risk management and strategy
Unilever recognises the importance of cyber security and takes a risk-based approach to the defence and resiliency of critical assets, business operations, technology and data:
■Unilever has an established Cyber Security Risk Management Framework aligned to industry-standard methodologies and control frameworks. We promote a company-wide culture of cyber security awareness and vigilance and provide regular reporting on the cyber security risk posture of the organisation to operational and business leaders, leadership executives and key non-executives, in order to influence and promote continuous improvement of our risk posture. Unilever’s Cyber Security Risk Management processes are integrated into its broader enterprise-level risk management framework and its associated reporting and monitoring, with cyber security risk forming a central part of the principal risk ’Information and Cyber Security’
on page 35;
■Unilever has an established framework of Cyber Security Policies and
Standards which are in alignment to the National Institute of Standards and
Technology Cyber Security Framework (NIST CSF). These apply
to employees, third parties, contractors, data and technology across Unilever.
Unilever Cyber Security Policies and Standards are subject to periodic review and modifications based on any changes in risk;
■A Cyber Security Assurance team dedicated to risk assurance, and the Internal Audit team conduct independent enterprise-wide risk reassurance, and assess and report on the risk posture of our key systems, services, data and operations. The scope and frequency of the evaluations are risk-based, with output used to influence and promote continuous improvement of
Unilever’s resilience posture, as well as provide insights to the governance of cyber risk by the Audit Committee. The Cyber Security Assurance team is composed of internal and external expertise (e.g. third-party assessors and consultants), including penetration testing services and a bug bounty programme;
■Unilever requires prioritised third parties and contractors to complete initial and periodic security assessments, with a dedicated team that monitors and assesses risks associated with such service providers and contractors;
■Unilever’s Cyber Security team drives continuous improvement initiatives across all NIST CSF functions, leveraging people, processes and technology to address emerging risks. This includes the use of threat intelligence to continually adapt to changes in threat actor tactics, techniques and procedures and a significant focus on human risk aspects. We also conduct resilience planning and recovery testing, aiming to bolster preparedness for cyber security incidents; and
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
However, during the year ended 31 December 2025, no known cyber security incidents have materially affected or are reasonably likely to materially affect
Unilever.
Governance
Board Oversight
The Board of Directors oversees cyber security risk as part of its overall risk management framework, with specific oversight provided by the Audit
Committee.
Management, primarily the Chief Digital & Technology Officer (CDTO) and the
CISO, provide cyber security briefings to the Audit Committee on a regular
(typically quarterly) basis, covering a range of topics including:
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
Management Role in Cyber Security Risk Management
Ownership of cyber security risk at Unilever sits with the Chief Supply Chain and
Operations Officer (CSCOO), who is a member of Unilever’s executive leadership team. He receives regular, routine cyber security briefings as well as ad hoc updates as needed. The broader executive leadership team members are informed of the cyber security risk posture of Unilever and participate in periodic education and awareness sessions.
The CDTO and CISO report into the CSCOO, and are responsible for managing and assessing Unilever’s cyber security risk. The CISO was recently promoted to the role of CDTO, and succession plans for the CISO role will be announced in due course. The CDTO has over 20 years of executive-level experience in information technology and cyber security, through leadership roles in various companies. Her background includes: strategy- and architecture-focused roles;
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
To make transparent and track the continuous risk mitigation activities across the enterprise, a council of senior individuals and executives meets regularly and forms the membership of the Information Protection Council (IPC). This Council
(jointly chaired by the CISO and Chief Privacy Officer) has expertise in cyber security, information technology, enterprise risk, privacy, legal, physical security and internal audit. The IPC actively reviews enterprise-wide cyber security risk management prioritisation, progress and initiatives, providing key operational unlocks and risk prioritisation decisions. These senior individuals have significant experience and expertise across multiple industries, with special expertise in developing and executing cyber security strategy, driving digital transformation, managing information technology, overseeing and embedding data protection and data privacy good practices, the embedding and oversight of financial controls, and operating within complex regulatory and compliance environments. The members of the IPC then drive, as appropriate to their role and responsibilities, first and second line of defence risk reduction activities, providing a whole-of-Unilever approach to the governance of cyber security risk, the embedding of cyber security controls, assurance of those controls and risk posture, and independent re-
assurance of our cyber security risk posture.
TAXATION FOR US PERSONS HOLDING SHARES
OR AMERICAN DEPOSITARY SHARES IN PLC
The comments below in relation to United Kingdom taxation are based on current
United Kingdom income tax law as applied in England and Wales and HM
Revenue & Customs (’HMRC’) practice (which may not be binding on HMRC), in each case as at the latest practicable date before the date of this document save that it is assumed that the Finance Bill, as ordered to be printed by the United
Kingdom government on 7 November 2024, will be enacted without amendments.
The comments below in relation to United States taxation are based on applicable provisions of the US Internal Revenue Code of 1986, as amended
(the ‘Code’), Treasury Regulations promulgated thereunder (the ‘Treasury
Regulations’), and pertinent judicial decisions and interpretive rulings of the US
Internal Revenue Service (the ‘IRS’), all of which are subject to differing interpretations and may be changed, possibly with retroactive effect.

208	Unilever Annual Report on Form 20-F 2025	Financial Statements

ADDITIONAL INFORMATION FOR US LISTING PURPOSES
This discussion does not address any United States or United Kingdom tax consequences to shareholders and American Depositary Share (’ADS’) holders of the demerger of the Ice Cream business, details of which were included in the documentation for the demerger.
Taxation for US persons holding shares or American Depositary Shares in PLC.
The following discussion is a summary of US federal income tax considerations generally applicable to the ownership and disposition of our ADSs or shares by a
US person (as defined below) that holds our ADSs or shares as ‘capital assets’ (generally, property held for investment) under the Code.
For purposes of this discussion, a ‘US person’ is a beneficial owner of our shares or ADSs that is, for US federal income tax purposes:
■a citizen or individual resident of the United States;
■a corporation (or other entity treated as a corporation for US federal income tax purposes) created in, or organised under the laws of, the United States, any state thereof, or the District of Columbia;
■an estate the income of which is subject to US federal income taxation regardless of its source; or
■a trust (A) the administration of which is subject to the primary supervision of a
US court and which has one or more US persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a US person under the Code or applicable Treasury
Regulations.
This discussion does not consider the specific circumstances of any particular shareholder or ADS holder, nor does it address all of the consequences that may be relevant to shareholders or ADS holders subject to special rules, such as banks and certain financial institutions, insurance companies, pension plans, cooperatives, broker-dealers, traders in securities that elect to use the mark-to-market method of accounting, real estate investment trusts, regulated investment companies, certain former citizens or long-term residents of the United States, tax-exempt entities, persons that directly, indirectly or constructively own 10% or more of our voting stock (by vote or value), persons that acquire our shares or ADSs pursuant to an employee share option or otherwise as compensation, persons that hold our shares or ADSs as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, persons whose functional currency is not the US dollar, or partnerships or other entities or arrangements subject to tax as partnerships for US federal income tax purposes.
If a partnership (or other entity or arrangement treated as a partnership for US federal income tax purposes) is the beneficial owner of our shares or ADSs, the
US federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership.
Partnerships that hold ADSs and their partners should consult their tax advisers regarding an investment in our ADSs.
This discussion does not address US federal estate, gift, or other non-income tax considerations, the alternative minimum tax, the Medicare tax on certain net investment income, or any state, local or non-US tax considerations relating to the ownership or disposition of our shares or ADSs.
For US federal income tax purposes, a US person who holds ADSs will generally be treated as the beneficial owner of the underlying shares represented by the
ADSs. The remainder of this discussion assumes that a US person who holds our ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs.
This discussion is of a general nature only and is not intended to be tax advice.
Prospective investors should consult their tax advisers with respect to the US federal, state, local and non-US income and other tax considerations relevant to the ownership and disposition of ADSs in light of their particular circumstances.
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
United States taxation on dividends
Subject to the passive foreign investment company (‘PFIC’) rules discussed below, if you are a US person, the distribution up to the amount of PLC’s earnings and profits (as computed for US federal income tax purposes)
will generally be treated as ordinary dividend income. Any portion of the distribution that exceeds PLC’s earnings and profits is subject to different rules.
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
Dividends received by an individual will generally be subject to tax at the lower capital gains tax rate applicable to ‘qualified dividend income,’ provided that certain conditions are satisfied, including that (i) the individual has held PLC shares or
ADSs for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date, (ii) PLC shares or ADSs are ‘readily tradable’ on an
‘established securities market’ in the United States or PLC is eligible with respect to substantially all of its income for the benefits of a comprehensive income tax treaty with the United States which contains an exchange of information programme and
(iii) PLC is neither a PFIC for US federal income tax purposes nor treated as such with respect to a US person who holds PLC shares or ADSs for the taxable year in which the dividend was paid and the preceding taxable year. Our ADSs, but not our shares, are listed on the New York Stock Exchange and are considered readily tradable on an established securities market in the United States, although there can be no assurances in this regard. The dividend is not eligible for the dividends received deduction allowable to corporations. For US foreign tax credit purposes, dividends received on our shares or ADSs will generally be treated as income from sources outside the United States and will generally constitute passive category income. Prospective investors should consult their tax advisers regarding the availability of US foreign tax credits and the deductibility of foreign taxes in light of their particular circumstances.
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
Generally, any gain or loss on the disposition of such non-US currency that is attributable to foreign currency fluctuations after such dividend was includible in income will be treated as ordinary income or loss. Such gain or loss will generally be US-source income for US foreign tax credit purposes.
UK taxation on capital gains
Under United Kingdom law, when you dispose of shares or ADSs you may be liable to pay United Kingdom tax in respect of any gain accruing on the disposal.
However, if you are either:
■an individual who is not resident in the United Kingdom for the year in question; or
■a company which is not resident in the United Kingdom when the gain accrues,
you will generally not be liable to United Kingdom tax on any gains made on disposal of your shares or ADSs.
There are exceptions to this general rule, two of which are: if the shares or ADSs are held in connection with a trade or business which is conducted in the United
Kingdom through a branch, agency or permanent establishment; or if the shares or ADSs are held by an individual who becomes resident in the United Kingdom having left the United Kingdom for a period of non-residence of five years or less and who was resident for at least four of the seven tax years prior to leaving the
United Kingdom. In such cases, you may be liable to United Kingdom tax in respect of the disposal of shares or ADSs.
United States taxation on capital gains
Subject to the PFIC rules below, if you are a US person, generally you will recognise capital gain or loss for US federal income tax purposes equal to the difference, if any, between the amount realised on the sale, exchange or other taxable disposition and your adjusted tax basis in the shares or ADSs, in each case as determined in US dollars. You should consult your own tax advisers about how to determine the US dollar value of any foreign currency received as proceeds on the sale of shares or ADSs and the treatment of any foreign currency gain or loss upon conversion of the foreign currency into US dollars.
The capital gain or loss recognised on the sale will be long-term capital gain or loss if your holding period in the shares or ADSs exceeds one year at the time of disposition. Non-corporate US persons are subject to tax on long-term capital gain at reduced rates. The deductibility of capital losses is subject to limitations.
Any gain or loss recognised by a US person will generally be treated as
US-source gain or loss for foreign tax credit purposes. The rules governing foreign tax credits are complex and US persons should consult their own tax advisers regarding the US federal income tax consequences in case non-US taxes (if any) are imposed on disposition gains.

Financial Statements	Unilever Annual Report on Form 20-F 2025	209

ADDITIONAL INFORMATION FOR US LISTING PURPOSES
United States passive foreign investment
company rules
A non-US corporation, such as PLC, will be a PFIC, for US federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of ’passive’ income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes, among other things, dividends, interest, rents, royalties and net gains from the disposition of assets that give rise to such income. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.
The determination of whether we will be or become a PFIC will depend, in part, on the composition of our income and assets. Because our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which a US person holds our ADSs or shares, we generally will continue to be treated as a PFIC with respect to such US person for all succeeding years during which such US person holds our ADSs or shares.
Based on our income, assets and activities, we do not believe that we were a
PFIC for the taxable year ending 31 December 2025 and we do not expect to be classified as a PFIC in the foreseeable future. Because the determination as to whether or not we are a PFIC is a factual determination made at the close of the applicable tax year, there can be no assurance that we will not be a PFIC for the current taxable year, or any past or future taxable years. Although we do not anticipate becoming a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs, may cause us to become a PFIC for the current taxable year and future taxable years.
If we are a PFIC for any taxable year during which a US person holds our ADSs or shares, and unless the US person makes a mark-to-market election (as described below), the US person will generally be subject to special tax rules that have a penalising effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the US person (which generally means any distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the US person’s holding period for the ADSs or shares), and (ii) any gain realised on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or shares. Under the PFIC rules:
■the excess distribution or gain will be allocated ratably over such holder’s holding period for the shares or ADSs;
■amounts allocated to the current taxable year and any taxable years in such holder’s holding period prior to the first taxable year in which we are classified as a PFIC (a ‘pre-PFIC year’) will be taxable as ordinary income; and
■amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to such holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.
If we are a PFIC for any taxable year during which a US person holds our ADSs or shares and any of our non-US subsidiaries is also a PFIC, such US person would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. US persons should consult their tax advisers regarding the application of the PFIC rules to any of our subsidiaries.
As an alternative to the foregoing rules, a US person who holds ‘marketable stock,’ which is stock that is traded in other than de minimis quantities on at least
15 days during each calendar quarter (‘regularly traded’) on a qualified exchange or other market as defined in applicable Treasury Regulations, in a PFIC may make a mark-to-market election with respect to such stock. For those purposes, our ADSs, but not our shares, are listed on the New York Stock Exchange, which is a qualified exchange. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. Because a mark-to-market election technically cannot be made for any lower-tier PFICs that a PFIC may own, a US person who makes a mark-to-market election with respect to our ADSs will generally continue to be subject to the PFIC rules with respect to such US person’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for US federal income tax purposes.
If a US person makes a mark-to-market election with respect to our ADSs, the
US person generally will (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs
held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The US person’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. Further, in each year that we are a PFIC, any gain recognised upon the sale or other disposition of the ADSs will be treated as ordinary income and any loss will be treated as ordinary loss
(but only to the extent of the net amount previously included in income as a result of the mark-to-market election). If a US person makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. It should also be noted that it is intended that only the ADSs and not the shares will be listed on the New York Stock Exchange. Consequently, if a US person holds shares that are not represented by ADSs, such holder generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.
If a US person makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the US person will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.
We do not intend to provide information necessary for US persons to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for
PFICs described above.
If a US person owns our ADSs or shares during any taxable year that we are a
PFIC, such holder would generally be required to file an annual IRS Form 8621.
Each US person should consult its tax adviser regarding the US federal income tax consequences of, and reporting requirements related to, the ownership and disposition of the ADSs or our shares if we are or become a PFIC.
UK inheritance tax
Subject to certain provisions relating to trusts or settlements, under the current estate and gift tax convention between the United States and the United
Kingdom, shares or ADSs held by an individual who is:
■domiciled for the purposes of the convention in the United States; and
■not for the purposes of the convention a national (as defined in the convention) of, or domiciled in, the United Kingdom
will generally not be subject to United Kingdom inheritance tax on the individual’s death (whether such shares or ADSs were held by the individual on the date of death or gifted during the individual's lifetime).
An exception is if the shares or ADSs are part of the business property of a permanent establishment of the shareholder or ADS holder in the United
Kingdom or, in the case of a shareholder or ADS holder who performs independent personal services, pertain to a fixed base situated in the United
Kingdom.
Where shares or ADSs are subject to United Kingdom inheritance tax and United
States federal gift or federal estate tax, the amount of the tax paid in one jurisdiction can generally be credited against the tax due in the other jurisdiction.
Where a United Kingdom inheritance tax liability is prima facie not payable by virtue of the convention, under the convention, that tax can become payable if any applicable federal gift or federal estate tax on the shares or ADSs in the
United States is not paid.
From 6 April 2025, United Kingdom inheritance tax is charged based on whether an individual is a long-term United Kingdom resident for the purposes of the
United Kingdom inheritance tax rules, instead of whether an individual is domiciled or deemed to be domiciled in the United Kingdom. Under the rules applicable from 6 April 2025, an individual will generally be regarded as a long-
term United Kingdom resident for the purposes of the United Kingdom inheritance tax rules if they have been resident in the UK for at least 10 of the previous 20 years.
The interaction between the UK inheritance tax rules applicable from 6 April 2025 and the convention is complex. Further, overall exposure to United Kingdom inheritance tax, including any opportunities to utilise the convention to manage tax credits and avoid double taxation, will be dependent on the specific circumstances of each shareholder or ADS holder. Shareholders and ADS holders should therefore consult their own professional advisers regarding the application of these rules to their particular circumstances.
UK stamp duty and stamp duty reserve tax
The statements in this section are intended as a general guide to the current
United Kingdom stamp duty and stamp duty reserve tax (’SDRT’) position.
Special rules apply to certain transactions such as transfers of the shares to a company connected with the transferor and those rules are not described below.
Investors should also note that certain categories of person are not liable to stamp duty or SDRT and others may be liable

210	Unilever Annual Report on Form 20-F 2025	Financial Statements

ADDITIONAL INFORMATION FOR US LISTING PURPOSES
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
However, the 1.5% Charge does not arise in respect of (i) transfers of shares into clearance services where such transfers are in the course of a capital-raising arrangement (being arrangements pursuant to which securities are issued by a company for the purpose of raising new capital), or instruments which effect such transfers; and (ii) transfers of shares into clearance services where such transfers are in the course of arrangements for the first listing of the shares of a company on a recognised stock exchange and where such arrangements do not affect the beneficial ownership of the shares, or instruments which effect such transfers. Accordingly, specific professional advice should be sought in relation to the application of the 1.5%
Charge.
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
Note that the fees and charges an investor may be required to pay may vary over time and may be changed by us and by the depositary bank. Notice of any changes will be given to investors.

Financial Statements	Unilever Annual Report on Form 20-F 2025	211

ADDITIONAL INFORMATION FOR US LISTING PURPOSES
Depositary payments – fiscal year 2025
Deutsche Bank has been the depositary bank for PLC’s American Depositary
Receipt Programme since 1 July 2014. Under the terms of the Deposit
Agreement, PLC is entitled to certain reimbursements, including processing of cash distributions, reimbursement of listing fees (NYSE), reimbursement of settlement infrastructure fees (including DTC feeds), reimbursement of proxy process expenses (printing, postage and distribution), dividend fees and programme-related expenses (that include expenses incurred from the requirements of the US Sarbanes-Oxley Act of 2002). In relation to 2025, PLC received $3,984,379 from Deutsche Bank.
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
PURCHASES OF EQUITY SECURITIES
Share purchases during 2025
Please also refer to the ‘Shares’ section on page 63.
In 2025, 27,815,955 PLC ordinary shares or ADSs were purchased by or on behalf of PLC or any ‘affiliated purchaser‘, as defined in
Section 10b-18(a)(3) of the US Securities Exchange Act of 1934, during the period covered by this Annual Report on Form 20-F.
The following table shows details of such purchases of shares made by the Company during 2025:

2025	Total Number of Shares purchased	Average Price Paid Per Share (EUR)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programmes	Maximum Number (or Approximate Euro Value) of Shares that May Yet be Purchased Under the Plans or Programmes
January	–	–	–	–
13 February – 28 February	7,046,785	53.10	7,046,785	–
03 March – 31 March	11,777,011	54.41	11,777,011	–
01 April – 30 April	5,022,608	54.86	5,022,608	–
01 May – 30 May	3,969,551	55.60	3,969,551	–
June	–	–	–	–
July	–	–	–	–
August	–	–	–	–
September	–	–	–	–
October	–	–	–	–
November	–	–	–	–
December	–	–	–	–
Total	27,815,955	54.65	27,815,955	–
The Company announced its share buyback programme of up to €1.5 billion on 13 February 2025, and completed the programme on 30 May 2025.
Under the buyback, a total of 27,815,955 ordinary Unilever PLC shares were purchased with an aggregate market value equivalent of €1,499,999,964.

212	Unilever Annual Report on Form 20-F 2025	Financial Statements

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
■Management has assessed the effectiveness of internal control over financial reporting as of 31 December 2025 and has concluded that such internal control over financial reporting is effective. Management’s assessment and conclusion excludes Dr. Squatch, Wild and Minimalist as they were acquired in 2025. Dr. Squatch,
Wild and Minimalist were included in our 2025 consolidated financial statements, and constituted 3.0% of our total assets as at 31 December 2025 and 0.6% of total turnover for the year ended 31 December 2025; and
■KPMG LLP, who have audited the consolidated financial statements of the Group for the year ended 31 December 2025, have also audited the effectiveness of internal control over financial reporting as at 31 December 2025 and have issued an attestation report on internal control over financial reporting.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our independent registered public accounting firm is KPMG LLP, London, United Kingdom, Auditor Firm ID: 1118

	€ million 2025	€ million 2024	€ million 2023
Audit fees(a)	32	32	23
Audit-related fees(b)(c)	27	16	1
Tax fees(d)	–	–	–
All other fees(d)	–	–	–
(a)Amount payable to KPMG in respect of services supplied to associated pension schemes was less than €1 million individually and in aggregate (2024: less than €1 million individually and in aggregate; 2023: less than €1 million individually and in aggregate).
(b)Includes other audit services, which comprise audit and similar work that regulations or agreements with third parties require the auditors to undertake.
(c)2025 includes fees payable for reporting accountant services on the historical financial information of the Ice Cream business and CSRD assurance reporting services.
(d)Amounts paid in relation to each type of service are individually less than €1 million. In aggregate, the fees paid were less than €1 million (2024: less than €1 million, 2023: less than €1 million).
GUARANTOR STATEMENTS
On 26 July 2023, Unilever Finance Netherlands B.V. and Unilever Capital Corporation (UCC) filed a US Shelf registration, which was unconditionally and fully guaranteed by Unilever PLC (PLC) and Unilever United States, Inc. (UNUS).
In relation to the US Shelf registration, US$10.1 billion of Notes were outstanding at 31 December 2025 (2024: US$11.0 billion; 2023: US$11.2 billion) with coupons ranging from 1.375% to 5.900%. These Notes are repayable between 28 July 2026 and 12 August 2051.
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
provide that the Trustee shall be paid any and all amounts due to it under the guarantee upon which the debt securities are endorsed.

Financial Statements	Unilever Annual Report on Form 20-F 2025	213

ADDITIONAL INFORMATION FOR US LISTING PURPOSES
CODE OF BUSINESS PRINCIPLES
Business conduct policies
The Code of Business Principles (COBP) and Code Policies define the ethical behaviours that everyone must demonstrate when working for Unilever. They help us address key external and internal risks to the business – such as fraudulent behaviour or a failure to respect, uphold and advance human rights –
and play a key role in ensuring compliance with laws and regulations. As a result, they help us to protect our brands and reputation, and to prevent harm to people or the environment.
The COBP and Code Policies are available in multiple languages and designed to be readily applied by employees in their day-to-day work. They are mandatory for all employees and Directors, and apply to all Unilever companies, subsidiaries and organisations over which Unilever has management control.
While the COBP and Code Policies are for internal use, we also publish them externally in support of transparency.
We undertake a comprehensive review of the COBP and Code Policies every five years when the COBP is reviewed and approved by the Unilever Board.
Potential changes needed to the COBP and Code Policies are monitored on an ongoing basis to ensure they appropriately reflect the internal and external context, in addition to incorporating the latest legal requirements. As an input to this process, the Board’s Corporate Responsibility Committee meets quarterly and reviews external developments that may be relevant to Unilever’s ability to conduct its business appropriately as a responsible corporate citizen.
We also seek to work with business partners who uphold these standards throughout our value chain. Our Responsible Partner Policy outlines our requirements for business partners, as set out below.
Business conduct training
Employees and Directors are required to know the COBP and Code Policies and understand how to apply them in their work. We conduct annual mandatory training for all office-based employees and have tailored training for those employees working in factories and more remote areas. Completion of training is tracked, and we follow up with employees who fail to complete mandatory training, taking further action where required. Corruption and bribery are risks that may affect any employee, and therefore our mandatory training, deployed for all employees, includes these topics.
Identifying and reporting breaches
Unilever’s Code Policies require that actual or potential breaches of the COBP or
Code Policies be reported immediately. Training is essential for the effective identification and reporting of breaches. Additionally, we provide robust internal and external reporting platforms that are accessible to our employees and partners to facilitate prompt reporting.
To report a concern, employees can contact a number of internal channels.
Alternatively, employees and third parties can use our independently managed and confidential Unilever Code Support Line (whistleblowing line), via telephone or our online Speak Up platform, which is available directly through a web address.
The available reporting channels are set out in our Code Policies and highlighted during business integrity training and in our communications. The Speak Up platform is signposted on Unilever’s website and our internal portals, and hotline numbers are displayed in various locations, such as factory walls.
Our annual UniVoice survey is a key tool to understanding employee sentiment, including topics such as business integrity. In 2025, 90% of employees who responded to the survey stated that in their teams, they believe business is conducted with integrity. Employees are also informed that if they prefer not to use the direct or anonymised channels provided by Unilever, they can utilise other external channels and report directly to the authorities.
We are committed to a culture of transparency and prohibit retaliation in any form against those who report or seek guidance on ethical or compliance issues, or who report cases under our Code, compliant with the EU Whistleblower
Directive. The COBP and Code Policies set out that Unilever will not retaliate against employees who raise issues, and that any attempted or actual retaliatory action by employees is in itself considered a Code breach. This approach to non-
retaliation is emphasised in global employee training sessions.
After any Code concern is reported, reporters are reminded of what retaliation could look like and asked if they think they have experienced this. All Business
Integrity Committees are also accountable for ensuring that individuals who report Code breaches or assist with investigations are properly protected from retaliation and that confidentiality is maintained.
Investigating potential breaches
Our investigation standards require us to record and assess all Code concerns reported, however they are raised. Once a report is received, it is formally acknowledged and triaged by a Committee to determine whether a Business
Integrity investigation is required.
Business Integrity ensures that investigations are timely, objective and impartial.
All Business Integrity Officers are trained on Unilever’s standards and processes and are required to uphold these at all times. Officers are posted around the world to respond to cases, with oversight from a central Business Integrity team.
Investigation reports tie allegations to Code requirements, summarise evidence and findings, and outline corrective actions and recommended sanctions.
Completed reports are reviewed and approved by the Global Head of
Investigations. In cases involving public bribery or senior executives, the Chief
Legal Officer and Chief Business Integrity Officer oversee investigations, with an ad hoc Business Integrity Committee determining sanctions, regardless of the executive’s location.
We encourage engagement from the initial reporter to facilitate the investigation, while maintaining confidentiality. Where appropriate and possible, we aim to provide transparency on the investigation’s progress and anticipated completion.
It is the responsibility of the Business Integrity Committees to ensure timely investigation of all potential Code breaches raised within 60 days. Final determination may take longer depending on the nature and complexity of the concern.
Breaches of the COBP or Code Policies are shared with various oversight committees when required, including the Unilever Board’s Corporate
Responsibility and Audit Committees, the Unilever Leadership Executive, and the
Global Code and Policy Committee.
Management of relationships with suppliers
Procurement processes, including fair behaviour
with suppliers
The COBP and Code Policies govern our employees’ fair treatment of Unilever’s suppliers and procurement processes. Specifically, the Responsible Sourcing and Business Partnering Code Policy requires that we select and work only with partners who are able to uphold standards consistent with our own commitment.
This includes ensuring that all third parties are subject to the provided
Responsible Partner Policy (RPP) controls for onboarding, contracting and ongoing monitoring.
Responsible partnerships
Unilever’s RPP is sponsored by our Chief Procurement Officer and helps us to manage relationships with our suppliers. The RPP describes what we expect of business partners across three pillars: business integrity and ethics, human rights, and the planet. It consists of mandatory requirements and management systems for all suppliers and is designed to build greater resilience as well as leading practices. The scope of our RPP goes beyond our Tier 1 suppliers, who directly invoice Unilever for goods and services, by including our expectation for suppliers to cascade equivalent requirements within their own supply chains.
All suppliers are continuously assessed against the RPP’s mandatory requirements and general terms and conditions. If an existing supplier fails to remain compliant, Unilever may restrict the ability to raise new purchase orders until remediation actions have been completed. New suppliers that do not declare compliance with requirements of the RPP are not onboarded, and
Unilever will not conduct business with them.
Alignment with the RPP is verified through self-declarations at registration, annual re-registration to our systems, routine due diligence and risk-based audits. We undertake regular risk-mapping to accurately identify where specific risks occur across geographies and within different supplier types. This enables focused due diligence and auditing based on the type of goods and services we source and the sourcing locations, ensuring we can address issues effectively when they arise.
Suppliers are encouraged to communicate with Unilever if they face challenges in meeting the RPP requirements, so we can provide support and guidance. We also encourage suppliers to share feedback to help us improve our programmes and governance processes, embracing partnership in areas where we can collaborate in a pre-competitive environment to address endemic issues in our industries.
In 2025, approximately 86% of our procurement spend (including Ice Cream) was with suppliers that met the mandatory requirements of the RPP.
Prevention of late payments, specifically to SMEs
Payment terms are contractually agreed between Unilever and each supplier, including SMEs.

214	Unilever Annual Report on Form 20-F 2025	Financial Statements

ADDITIONAL INFORMATION FOR US LISTING PURPOSES
Prevention and detection of corruption and bribery
Anti-corruption and anti-bribery policies
Our COBP and Code Policies set out Unilever’s zero-tolerance approach towards corruption and bribery. These prohibit both public and commercial bribery, to or from any third party, and irrespective of financial values involved, and explicitly prohibit facilitation payments. Detailed written anti-corruption guidance and standards are also in place in relevant areas, such as with public officials, gifts and hospitality, grants and donations, and conflicts of interest.
As previously described, our anti-corruption and bribery policies are clearly communicated and designed to be readily applied by employees. The COBP and
Code Policies are available in multiple languages, and lessons are included in the annual mandatory training.
Our business partners must adhere to Unilever’s anti-corruption and bribery policies, as defined in the RPP.
Preventing, detecting and addressing allegations
or incidents of corruption and bribery
The core processes to prevent, detect and address allegations or incidents of corruption and bribery are the same as those in place for Unilever’s COBP and
Code Policies. All potential material cases of corruption and bribery related to public officials are reported to our Chief Legal Officer and Chief Business
Integrity Officer, who oversee investigations. The Global Code and Policy
Committee determines any sanctions.
As previously outlined, material breaches, lessons learned and relevant remedial actions related to the COBP or Code Policies are shared with various oversight committees, including the Unilever Board’s Corporate Responsibility and Audit
Committees, the Unilever Leadership Executive, and the Global Code and Policy
Committee.
To prevent incidents from taking place, we conduct periodic bespoke anti-
corruption and anti-bribery risk assessments to determine the business activities and geographies that require specific actions to enhance our controls and respond to changes in our risk exposure. We continuously introduce tailored measures to mitigate these risks, along with additional bespoke training.
Anti-corruption and anti-bribery training
As part of our annual mandatory Business Integrity learning programme, anti-
corruption and anti-bribery training is deployed to all employees. Unilever Board members also receive training on this subject.
The training content is based on our learnings from investigations, risk assessments and business partnering. Additional bespoke training is offered for employees who may face a greater risk in their activities in respect of corruption or bribery, such as those in external-facing commercial roles.
The anti-corruption and anti-bribery training programme is sponsored by the
Chief Legal Officer and Chief Business Integrity Officer. It is overseen by the
Unilever Board’s Corporate Responsibility Committee.
METRICS AND TARGETS
Incidents of corruption or bribery
There have been no incidents of corruption or bribery resulting in convictions or fines for Unilever Group companies due to violation of applicable anti-corruption and anti-bribery laws in 2025.
In addition, there have been no deferred prosecution agreements or other significant enforcement activities involving Unilever Group companies in
2025 that required us to take actions to address breaches in procedures and standards of anti-corruption and anti-bribery.
Political influence and lobbying activities
Unilever engages with governments, policymakers, regulators, NGOs and other stakeholders involved in policy and government through our advocacy and lobbying activities. This engagement forms a key part of promoting and protecting Unilever’s legitimate business interests, and takes place directly and indirectly through bodies such as trade associations and industry groups.
Our Code and Code Policies set out how employees must manage their business relationship with political groups. Such activity must be conducted with honesty, integrity and openness, and in compliance with local and international laws.
Oversight of political engagement
In 2025, Unilever’s Chief Corporate Affairs and Communications Officer oversaw both national government engagement and lobbying activity, as well as global engagement with intergovernmental organisations and NGOs. This role reports directly to the Chief Executive Officer (CEO).
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
Political contributions
Unilever companies are prohibited from supporting or contributing to political parties or candidates. All Unilever Executive and Non-Executive Directors have confirmed that they have not made any political contributions on behalf of
Unilever in 2025, and we do not have any reported cases of breaches with the
Political Activities & Political Donations Code Policy.
SUSTAINABILITY STATEMENT 2025
The Unilever PLC Sustainability Statement 2025 is available on our website at
unilever.com. This document is not considered to be incorporated by reference into this Annual Report on Form 20-F 2025.

Pepsodent
Domestos
Lifebuoy
Comfort
TRESemmé
PAULA'S CHOICE SKINCARE
CLEAR
NEXXUS
OLLY
Sunlight
Horlicks
POND'S
LUX
Radiant

For further information about
Unilever please visit our website:
www.unilever.com
Unilever PLC
Head Office
100 Victoria Embankment
London EC4Y 0DY
United Kingdom
T +44 (0)20 7822 5252
Registered Office
Unilever PLC
Port Sunlight
Wirral
Merseyside CH62 4ZD
United Kingdom
Registered in England and Wales
Company Number: 41424
UNILEVER PLC — 20-F EXHIBIT LIST

Exhibit	Description of Exhibit

1.1	Articles of Association of Unilever PLC

2.1	Twenty-Sixth Supplemental Trust Deed as of May 16, 2024, incorporating the Trust Deed as of July 22, 1994 as Amended and Restated on May 16, 2024

2.2
Amended and Restated Indenture as of July 26, 2023, among Unilever Capital Corporation, Unilever PLC, Unilever
United States, Inc. and The Bank of New York Mellon, as Trustee, relating to Guaranteed Debt Securities[1]

2.3
Second Amended and Restated Deposit Agreement dated as of July 1, 2014 by and among Unilever PLC and Deutsche
Bank Trust Company Americas, as Depositary, and the Holders and Beneficial Owners of American Depositary Shares
issued thereunder[2]

2.4	Description of Securities Registered Under Section 12 of the Exchange Act

4.1	Service Contracts of the Executive Directors of Unilever PLC

4.2	Letters regarding compensation of Executive Directors of Unilever PLC

4.3	Unilever North America Omnibus Equity Compensation Plan As Amended and Restated as of November 11, 2025

4.4	The Performance Share Plan

4.5	Unilever Share Plan 2017[3]

8.1	List of Subsidiaries[4]

11.1	Code of Business Principles

11.2	Share Dealing Standard

12.1	Certifications of the Chief Executive Officer and Financial Director/Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certifications of the Chief Executive Officer and Financial Director/Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of KPMG LLP

17.1	Subsidiary Guarantors and Issuers of Guaranteed Securities

97.1	Recovery Policy

101
The following financial information from Unilever PLC’s Annual Report on Form 20-F for the fiscal year ended December
31, 2025, formatted in iXBRL (Inline eXtensible Business Reporting Language): (i) consolidated income statement for the years ended December 31, 2025, 2024 and 2023, (ii) consolidated statement of comprehensive income for the years ended December 31, 2025, 2024 and 2023, (iii) consolidated statement of changes in equity for the year ended
December 31, 2025, 2024 and 2023, (iv) consolidated balance sheet as of December 31, 2025 and 2024, (v)
consolidated cash flow statement for the years ended December 31, 2025, 2024 and 2023, and (vi) notes to the consolidated financial statements.

104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101).
Certain instruments which define rights of holders of long-term debt of the Company and its subsidiaries are not being filed because the total amount of securities authorized under each such instrument does not exceed 10% of the total consolidated assets of the Company and its subsidiaries. The Company and its subsidiaries hereby agree to furnish a copy of each such instrument to the Securities and Exchange
Commission upon request.

1	Incorporated by reference to Exhibit 4(A) of Form F-3 (File No: 333-273447) filed with the SEC on July 26, 2023.

2	Incorporated by reference to Exhibit 99(A) of Form F-6 (File No: 333-196985) filed with the SEC on June 24, 2014.

3	Incorporated by reference to Exhibit 4.9 of Form 20-F (File No: 001-04546) filed with the SEC on February 28, 2018.

4	The required information is set forth on pages 192 to 200 of the Annual Report on Form 20-F 2025.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

Unilever PLC.
(Registrant)

/s/ P. Kakkad
P. Kakkad,
Chief Legal Officer and Group Company Secretary
Date: 12 March 2026